Form 20-F
period 2002-09-30
SIX CONTINENTS PLC
filed 2003-02-18
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2002

or

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10409

SIX CONTINENTS PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

20 North Audley Street,
London W1K 6WN
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of 28p each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 28p each        866,610,019

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes           No

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18

Back to Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

Back to Contents

Back to Contents

INTRODUCTION

           As used in this document, except as the context otherwise requires, the terms:

•	“Company” and “Six Continents PLC” refer to Six Continents PLC or, where appropriate, the Company’s board of directors;

•	“Six Continents”, “Six Continents Group” or “Group” are used for convenience to refer to the Company and its subsidiaries;

•	“board” refers to the board of directors of Six Continents PLC;

•	“ordinary share” or “share” refer to the ordinary shares of 28p each of the Company;

•	“SCH” or “Six Continents Hotels” refers to the hotels segment of the Company;

•	“SCR” or “Six Continents Retail” refers to the retail segment of the Company;

•	“Britvic” refers to Britannia Soft Drinks Limited;

•	“Soft Drinks” or “Britvic Group” refers to the soft drinks business of Six Continents, which the Company has through its controlling interest in Britvic;

•	“SCPD” refers to Six Continents’ property development business, Standard Commercial Property Developments Limited;

•	“Beer Orders” refers to the Supply of Beer (Tied Estate) Order 1989 and the Supply of Beer (Loan Ties, Licensed Brewers and Wholesale Prices) Order 1989;

•	“VAT” refers to UK Value Added Tax levied by HM Customs & Excise on certain goods and services;

•	“Separation Transaction” or “Separation” refers to the completion of the proposed transaction announced by Six Continents on October 1, 2002: (i) to separate Six Continents Hotels and Soft Drinks from Six Continents Retail and (ii) to return approximately £700 million of capital, or 81p per existing share in cash, to its shareholders, absent a material change in circumstances in the trading environment or capital markets (herein referred to as the “Return of Capital”). The Separation will result in two separately listed holding companies, Mitchells & Butlers PLC (“M and B”), which will be the holding company for Six Continents Retail and SCPD, and InterContinental Hotels Group PLC (“InterContinental PLC”) which will be the holding company for Six Continents Hotels and Soft Drinks;

•	“InterContinental Group” refers to InterContinental PLC and those companies which will become its subsidiaries or its subsidiary undertakings upon completion of Separation, and “InterContinental” refers to the specific registered brand; and

•	“M and B Group” refers to M and B and those companies which will become its subsidiaries or its subsidiary undertakings upon completion of Separation.

     The Company publishes its Consolidated Financial Statements expressed in UK pounds sterling. In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States (“US”) currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency. Solely for convenience, this Annual Report on Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at the rate of £1.00 = $1.57, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on September 30, 2002. On February 10, 2003 the Noon Buying Rate was £1.00 = $1.63. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 1998 to the present, see “Item 3. Key Information – Exchange Rates”.

     The Company’s fiscal year ends on September 30 of each year. After Separation, Six Continents PLC will be a wholly-owned subsidiary of InterContinental PLC. InterContinental PLC’s fiscal year will end on December 31

Back to Contents

of each year, commencing with the period ending December 31, 2003. The December 31 fiscal year end is in line with the standard calendar accounting year ends of the majority of comparable US and European hotel companies. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the fiscal year ended September 30, 2002 are shown as 2002, and other fiscal years in a similar manner.

     References in this document to the “Companies Act” mean the Companies Act 1985, as amended, of Great Britain; references to the “EU” mean the European Union. References in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland.

     The Company’s Consolidated Financial Statements are prepared on the basis of accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ from those generally accepted in the United States (“US GAAP”). The significant differences applicable to Six Continents are explained in Note 32 of Notes to the Financial Statements.

     The Company furnishes The Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Financial Statements are prepared on the basis of UK GAAP. The annual reports contain reconciliations to US GAAP of net income and shareholders’ equity. The Company also furnishes the Depositary with semi-annual reports prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”). The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to all recorded holders of ADRs notices of shareholders’ meetings received by the Depositary. The Company is not required to report quarterly financial information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Form 20-F contains certain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the board of directors of Six Continents with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Such statements in the Form 20-F include, but are not limited to, statements under the following headings: (i) “Item 4. Information on the Company”; (ii) “Item 5. Operating and Financial Review and Prospects”; (iii) “Item 8. Financial Information”; and (iv) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Specific risks faced by the Company are described under “Item 3. Key Information – Risk Factors” on pages 11 to 19. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Form 20-F could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, among others, the effect of international economic conditions and unforeseen external events on the business, the ability to recruit and retain key personnel, the risks involved with developing and employing new technologies, possible regulatory changes or actions, the Group’s ability to purchase adequate insurance, the risks involved with the Group’s reliance on brands and protection of intellectual property rights and the reliance on consumer perception of its brands, the effect of changes in tax legislation, the future balance between supply and demand for the Group’s hotel and pubs and restaurants, the availability of hotel properties to be acquired or operated by franchisees or by the Group under management contracts, possible problems with the Group’s centralized services, possible regulatory changes or actions, changes imposed by the emergence of internet-based travel reservation systems, possible product contamination in the soft drinks business, the risk of reliance on suppliers, the effect of adverse weather conditions on demand in the soft drinks business, the ability to access the capital markets for future capital needs or risks associated with funding the defined benefits under its pension schemes, and the effect of fluctuations in the US dollar/UK pound sterling exchange rate on the price of Company ADSs and the US dollar value of any dividends. Further, particular consideration should be given to the ongoing political uncertainties and specifically the threat of conflict in the Middle East which could adversely affect the financial condition of the Group.

Back to Contents

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.     KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

     The selected consolidated financial data set forth below are derived from Consolidated Financial Statements of the Group, which have been audited by its independent auditors, Ernst & Young LLP, restated where appropriate to accord with the Group’s current accounting policies and presentation. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

     The Group prepares its Consolidated Financial Statements in accordance with UK GAAP which differ in certain respects from US GAAP. A description of the significant differences and reconciliations of net income and shareholders’ equity are set forth in Note 32 of Notes to the Financial Statements.

     On October 1, 2002, Six Continents PLC announced its intention to separate Six Continents Retail from Six Continents Hotels and Soft Drinks. Under UK GAAP Six Continents Retail is treated as a continuing operation in these financial statements, whereas under US GAAP it is treated as a discontinued operation. Discontinued operations under UK GAAP and US GAAP include the results of the leased pub business which was sold in 1998.

Back to Contents

Consolidated Profit and Loss Account Data

	Year ended September 30 (1)

	2002 (2)		2002		2001 restated		2000 restated		1999 restated		1998 restated

	$		£		£		£		£		£
	(In millions, except per ordinary share and ADS amounts)

Amounts in accordance with UK GAAP (3)
Turnover:
Continuing operations	5,675		3,615		4,033		3,775		3,110		2,731
Discontinued operations (4)	—		—		—		1,383		1,576		1,878

	5,675		3,615		4,033		5,158		4,686		4,609

Total operating profit before operating exceptional items:
Continuing operations	970		618		792		776		664		572
Discontinued operations (4)	—		—		—		129		160		186

	970		618		792		905		824		758

Operating exceptional items:
Continuing operations	(121)		(77)		(43)		—		—		—

	(121)		(77)		(43)		—		—		—

Total operating profit:
Continuing operations	849		541		749		776		664		572
Discontinued operations (4)	—		—		—		129		160		186

	849		541		749		905		824		758

Non-operating exceptional items:
Continuing operations	(6)		(4)		(38)		2		(112)		(77)
Discontinued operations (4)	89		57		38		1,294		—		267

	83		53		0		1,296		(112)		190

Profit on ordinary activities before interest	932		594		749		2,201		712		948
Interest receivable	182		116		165		57		48		70
Interest payable and similar charges	(276)		(176)		(224)		(209)		(188)		(167)

Profit before taxation	838		534		690		2,049		572		851
Taxation	(82)		(52)		(223)		(342)		(190)		(223)
Minority equity interests	(39)		(25)		(24)		(16)		(8)		(5)

Earnings	717		457		443		1,691		374		623

Per ordinary share:
Basic	83.2	¢	53.0	p	51.3	p	193.7	p	46.9	p	75.0	p
Diluted	82.7	¢	52.7	p	51.0	p	192.4	p	46.5	p	74.6	p
Adjusted: pre-FRS 15 (5)	n/a		n/a		n/a		n/a		60.8	p	53.3	p
post-FRS 15 (5)	66.6	¢	42.4	p	56.2	p	58.4	p	56.5	p	50.1	p

Dividends	55.4	¢	35.3	p	34.3	p	33.3	p	32.3	p	30.0	p

Amounts in accordance with US GAAP (6)
Income from continuing operations	173		110		191		142		(28)		129
Discontinued operations: (4)
Income from operations	270		172		491		313		303		584
Surplus on disposal	268		171		25		1,242		—		245

Net income	711		453		707		1,697		275		958

Basic net income per ordinary share and American Depositary Share (7)
Continuing operations	20.1	¢	12.8	p	22.1	p	16.3	p	(3.6	)p	15.4	p
Discontinued operations (4)	62.3	¢	39.7	p	59.8	p	178.1	p	38.1	p	100.0	p

	82.4	¢	52.5	p	81.9	p	194.4	p	34.5	p	115.4	p

Diluted net income per ordinary share and American Depositary Share (7)
Continuing operations	19.9	¢	12.7	p	22.0	p	16.1	p	(3.6	)p	15.3	p
Discontinued operations (4)	62.0	¢	39.5	p	59.4	p	176.9	p	37.7	p	99.4	p

	81.9	¢	52.2	p	81.4	p	193.0	p	34.1	p	114.7	p

Footnotes on following page.

Back to Contents

Consolidated Balance Sheet Data

	September 30 (1)

			2001	2000	1999	1998
	2002 (2)	2002	restated	restated	restated	restated

	$	£	£	£	£	£
	(In millions)

Amounts in accordance with UK GAAP (3)
Intangible assets	272	173	174	189	13	—
Tangible assets	11,996	7,641	7,558	6,683	5,794	4,870
Investments	391	249	266	249	528	706
Current assets	1,595	1,016	1,100	1,684	1,405	1,396
Total assets	14,254	9,079	9,098	8,805	7,740	6,972

Current liabilities (8)	3,569	2,273	2,009	1,604	1,803	1,989
Long-term debt (8)	991	631	1,019	1,213	2,101	1,886
Share capital	382	243	242	246	241	271
Shareholders’ funds	8,425	5,366	5,185	5,131	3,076	2,350

Amounts in accordance with US GAAP (6)
Intangible assets	4,032	2,568	2,764	2,818	2,594	2,572
Tangible assets	10,286	6,552	6,343	5,130	4,211	3,956
Investments	297	189	205	254	505	603
Current assets	1,504	958	1,202	1,796	1,438	1,437
Total assets	16,119	10,267	10,514	9,998	8,748	8,568

Current liabilities (8)	3,311	2,109	2,033	1,461	2,595	2,834
Long-term debt (8)	977	622	779	1,152	1,111	822
Redeemable preference share capital	—	—	—	—	18	48
Share capital	382	243	242	246	223	223
Shareholders’ equity	9,473	6,034	6,240	5,975	3,725	3,565

(1)	The results for fiscal 1999 include 53 weeks’ trading (Six Continents Hotels 12 months); all other fiscal years include 52 weeks’ trading (Six Continents Hotels 12 months).

(2)	US dollar amounts have been translated at the Noon Buying Rate on September 30, 2002 of £1.00 = $1.57 solely for convenience.

(3)	Fiscal 2001, 2000, 1999 and 1998 restated on the adoption of FRS 19 (see Note 1 of Notes to the Financial Statements).

(4)	For the purposes of UK GAAP, discontinued operations comprise Bass Brewers, Gala, Coral, Barcrest, BLMS and the leased pub business. Under US GAAP, discontinued operations comprise Bass Brewers, Gala, Coral, Barcrest, BLMS and the Retail business (including the leased pub business) to be separated.

(5)	Adjusted earnings per share are disclosed in order to show performance undistorted by abnormal items or, in respect of Financial Reporting Standard 15, the impact of adopting this Standard.

(6)	Fiscal 2001 restated to reflect adjustments to profit on disposal of fixed assets and change in fair value of derivatives (see Note 32 of Notes to the Financial Statements).

(7)	Each American Depositary Share represents one ordinary share.

(8)	Long-term debt under UK GAAP includes amounts supported by long-term facilities, which are classified as current liabilities under US GAAP.

Back to Contents

Dividends

     Historically, the Company has paid dividends on its ordinary shares each year since its formation in 1967.

     As announced on October 1, 2002, Six Continents intends to pay an interim dividend of 6.6p per existing Six Continents share for the period prior to the Separation. This dividend will be the last dividend paid by Six Continents to existing Company shareholders and is expected to be paid on April 9, 2003. This is earlier than the usual payment date of July 31, 2003 in order to allow the dividend to be paid by Six Continents prior to the Separation. Any dividends thereafter will be payable by InterContinental Hotels Group PLC and Mitchells & Butlers PLC.

     InterContinental Hotels Group PLC intends to recommend that an interim dividend and a final dividend for 2003, together totaling 13.5p per new ordinary share, be declared. The interim dividend is expected to be payable in October 2003 and the final dividend in June 2004. The final dividend is expected to account for around 70% of the total annual dividend per share. Thereafter, it is envisaged that an interim dividend will be paid by InterContinental Hotels Group PLC in October and a final dividend in May of each year. This differs from the current Six Continents payment schedule due to the change of accounting year end from September 30 to December 31. InterContinental Hotels Group PLC intends to establish a progressive dividend policy that is appropriate to the strategies for the InterContinental Group and will seek to grow dividends in real terms from the base of 13.5p as indicated above and to build cover over time as the hotel cycle improves.

     Mitchells & Butlers PLC intends to recommend a final 2003 dividend of 5.65p and a 2004 interim dividend of 2.85p, making the 8.5p per ordinary share announced on October 1, 2002. Mitchells & Butlers PLC intends to recommend a 2004 final dividend of 6.65p, an increase of 18% over the 2003 final (making a total dividend of 9.5p in respect of Mitchells & Butlers PLC first full fiscal year to September 2004). Thereafter, Mitchells & Butlers PLC intends to adopt a progressive dividend policy to deliver real growth in dividends from the level established in 2004.

     Notwithstanding this expectation, the payment of any further dividends will depend upon the earnings and financial condition of InterContinental PLC and Mitchells & Butlers PLC and such other factors as the relevant board of directors deems pertinent.

     The table below sets forth the amounts of interim, final and total dividends on each ordinary share in respect of each fiscal year indicated. For the purposes of showing the dollar amounts per ADS, such amounts are before deduction of UK withholding tax (as described under “Item 10. Additional Information — Taxation”) and are translated into US dollars per ADS at the Noon Buying Rate on each of the respective UK payment dates. However, dividends paid in US dollars by the Depositary may be based on a market exchange rate other than the Noon Buying Rate.

	Pence per ordinary share			$ per ADS
Year ended September 30	Interim	Final	Total	Interim	Final	Total

1998 (1)	9.10	20.90	30.00	0.188	0.438	0.626
1999	9.80	22.50	32.30	0.159	0.362	0.521
2000	10.10	23.20	33.30	0.151	0.341	0.492
2001	10.40	23.90	34.30	0.150	0.344	0.494
2002 (2)	10.70	24.60	35.30	0.174	0.401	0.575

(1)	The 1998 dividends have been increased by the amount of the tax credit to which a US ADR holder was entitled prior to the abolition of advance corporation tax in 1999.

(2)	The final dividend in respect of fiscal 2002 has been translated at the Noon Buying Rate on February 10, 2003 of £1.00=US$1.63.

     The proposed 2002 final dividend and 2003 interim dividend of Six Continents and any interim and final dividends of InterContinental PLC and M and B will be paid in pounds sterling and exchange rate fluctuations will affect the US dollar amount received by holders of ADRs on conversion of such dividends. Moreover, fluctuations in the exchange rates between pounds sterling and the US dollar will affect the dollar equivalent of

Back to Contents

the pounds sterling price of the ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs which are evidenced by ADRs in the United States.

Exchange Rates

     The following tables show, for the periods and dates indicated, certain information regarding the exchange rate for pounds sterling, based on the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00. The exchange rate on February 10, 2003 was £1.00 = US$1.63.

Month	Month’s Highest Exchange Rate	Month’s Lowest Exchange Rate

February 2003 (through February 10, 2003)	1.65	1.63
January 2003	1.65	1.60
December 2002	1.61	1.56
November 2002	1.59	1.54
October 2002	1.57	1.54
September 2002	1.57	1.53
August 2002	1.57	1.52

Year ended September 30	Period End	Average Rate (1)	High	Low

1998	1.70	1.66	1.71	1.61
1999	1.65	1.63	1.72	1.55
2000	1.48	1.55	1.68	1.40
2001	1.47	1.44	1.50	1.37
2002	1.57	1.48	1.58	1.41

(1)	The average of the Noon Buying Rate on the last day of each full month during the period.

     A significant portion of the Group’s assets, liabilities and revenues are denominated in currencies other than pounds sterling, principally the US dollar and euro. For a discussion of the impact of exchange rate movements, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

RISK FACTORS

     This section describes some of the risks that could materially affect the Group’s businesses. The factors below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained on page 6.

     The risks below are not the only ones that the Group faces. Some risks are not yet known to Six Continents and some that Six Continents does not currently believe to be material could later turn out to be material. In particular, consideration should be given to the ongoing global political uncertainties and specifically the threat of conflict in the Middle East which could adversely effect the financial condition of the Group’s businesses. All of these risks could materially affect the Group’s businesses, turnover, operating profit, earnings, net assets and liquidity and capital resources.

     As a consequence of the proposed Separation, additional risk factors have been identified to reflect the lower materiality threshold which would relate to Six Continents Hotels and Soft Drinks and to Six Continents Retail as separate businesses after Separation.

General Risks

The Group is exposed to the risks of economic recession

     The Group is exposed to the risks of either a global recession or a recession in one or more of its key markets. The effect would be to lower revenues and reduce income. For SCH, a recession would adversely affect

Back to Contents

room rates and/or occupancy levels and other income generating activities resulting in deterioration of results of operations and limiting its ability to sell its properties in affected economies.

     SCR is exposed to the risks of a recession in the United Kingdom and to a lesser extent in Germany. A recession in either market could result in lower consumer expenditure and therefore lower revenues and reduced net income, particularly in SCR’s restaurant business. SCR’s Alex sites in Germany have already experienced lower revenues as a result of the current economic climate in Germany. SCR’s sites in London have experienced lower revenues as a result of economic downturn from decreased activity in the financial markets and from reduced tourist visits as a result of the terrorist attacks on September 11, 2001 and the possible threat of conflict in the Middle East.

The Group is exposed to political and economic developments and currency exchange rate fluctuations

     As the Group has worldwide operations, global political and economic developments and currency exchange rate fluctuations may impact results of operations. In addition, other local economic factors such as local interest rates, risks of hyper-inflation or deflation and political developments in some countries could adversely impact the Group’s results of operations. Political or economic factors could effectively prevent the Group from receiving profits from, or from selling its investments in, these countries. These factors could affect the operation or creditworthiness of banks or other counterparties with which the Group has dealings. In addition, fluctuations in currency exchange rates between the UK pound sterling and the US dollar and the currencies in which the Group’s international operations or investments operate could adversely affect the Group’s reported earnings and the value of its businesses.

     As the Group operates in many countries, the functional currency of its operations is generally the currency of the local operating environment. As a result, foreign exchange rate fluctuations between currencies could have a material adverse effect on the Group’s reported operating results, which are stated in pounds sterling.

The Group is dependent upon recruiting and retaining key personnel, and developing their skills

     In order to develop, support and market its products, the Group must hire and retain highly skilled employees with particular expertise. The implementation of the Group’s strategic business plans could be undermined by failure to recruit or retain key personnel, the unexpected loss of key senior employees, failures in the Group’s succession planning, or a failure to invest in the development of key skills. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

The Group is exposed to certain risks in relation to technology

     A failure by the Group to take advantage of new technology and developments could put the Group at a competitive disadvantage in the field of e-commerce and business-to-business hospitality or supplier procurement or any other aspect of the Group businesses dependent upon its technology infrastructure. The Group may have to make substantial additional investments in new technologies to remain competitive. The technologies that the Group chooses may not prove to be commercially successful or the information technology strategy employed may not be sufficiently aligned or responsive to changes in business strategy. As a result, the Group could lose customers, fail to attract new customers or incur substantial costs in order to maintain its customer base or face other losses.

     Failure to develop an appropriate e-commerce strategy and select the right partners could allow the Group’s market share to erode. Loss of key communications linkages or key parts of the IT infrastructure for a prolonged period or permanently may result in significant business interruption and subsequent impact on reserves.

The Group is exposed to regulatory action

     Both in the United Kingdom and internationally, the Group’s operations are subject to regulation, and further changes in regulation could adversely affect results of operations. Examples of such regulatory changes could include:

Back to Contents

•	Further employment legislation which could impact labor costs such as minimum wage and maximum working hours, overtime, working conditions, recruiting and terminating employees and work permits.

•	The Group’s international hotel operations are exposed to governmental actions in almost 100 countries and territories. The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, diversity and access for the disabled, construction and environmental concerns. Compliance with these laws could reduce revenues and profits of properties owned or managed by the Group. The Group and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, such as health and liquor license laws. Additionally, the success of the Group’s strategy in relation to the expansion of its existing properties may be dependent upon obtaining necessary building permits or zoning variances from local authorities. The Group is also subject to foreign and US federal, state and local laws and regulations relating to the environment and the handling of hazardous substances which may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before the Group acquired it. Possible future legislation or regulation or different enforcement of current legislation or regulations, particularly in the areas of competition law, consumer protection, non-discrimination, franchise and environmental law could adversely affect the Group’s operations.

     Adverse regulatory developments could limit or prevent the Group receiving profits from, or limit its ability to sell, the properties affected by the regulatory change.

The Group may face difficulties insuring its businesses

     Historically, Six Continents has maintained insurance at levels determined by it to be appropriate in light of the cost of cover and the risk profiles of the businesses in which it operates. Following the effects of the September 11, 2001 terrorist attacks, companies in general are facing increased premiums for reduced cover as the insurance market has hardened. The Group will continue to explore ways of sensibly insuring risk. Generally, the Group will have to pay higher premiums or in some cases take out less, or a lower quality of, cover. This could adversely affect the Group by increasing costs or increasing the exposure of the Group to certain risks.

     The M and B Group intends to be covered by Six Continents’ existing policies until September 30, 2003. From October 2003, the M and B Group and the InterContinental Group will be required to establish new insurance arrangements. This could adversely affect the M and B Group and the InterContinental Group by increasing costs or increasing their exposure to certain risks.

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights

     An event that materially damaged the reputation of one or more of the Group’s brands and/or failure to sustain the appeal of the Group’s brands to its customers could have an adverse impact on the value of that brand and subsequent revenues from that brand or business. Given the importance of brand recognition to the Group’s businesses, the Group has invested considerable effort in protecting its intellectual property, including by registration of trademarks and domain names. If the Group is unable to protect its intellectual property, any infringement or misappropriation could materially harm its future financial results and ability to develop its businesses.

The Group is exposed to changes in consumer perception and preference adversely affecting its brands

     The Group’s range of brands and relevance to the sectors of the markets in which it operates may be adversely affected by changes in taste, commoditization, loss of distribution or other factors affecting consumers’ willingness to purchase goods or services, including any factor which adversely affects the reputation of those brands.

The Group is exposed to changes in tax legislation

     Changes in tax legislation and practice may adversely affect the financial performance of the Group.

Back to Contents

Funding Risks

The Group’s indebtedness could adversely affect its financial health

     The Group has put in place borrowing facilities to meet its expected capital resource requirements. The Group’s ability to borrow under these and any other additional facilities which it might seek to establish will be determined by the Group being able to comply with certain financial and other covenants contained in the relevant facility documentation. If the Group’s revenues, cash flow or credit ratings do not meet expectations, the Group may lose its ability to borrow money or to do so on terms it considers to be favorable. Conditions in the capital markets will also affect the Group’s ability to borrow funds or to raise equity financing, as well as the terms it may obtain. All of these factors could also make it difficult or impossible for the Group otherwise to raise capital needed to pursue its strategy.

     The Company cannot assure investors that the Group will be able to arrange any additional financing or refinancing needed to fund its capital resource requirements on acceptable terms, or at all. As the Group’s levels of debt increase, its business may not be able to generate sufficient cash flow to service its debt and/or continue its investment program.

Pensions risks

The Group is exposed to funding risks in relation to the defined benefits under its pension schemes

     The Group is obliged by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for the members of its schemes who are entitled to defined benefits. In addition to this, if any scheme of the Group is wound up, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of these defined benefits to a level which is higher than this minimum. Also, the trustees of the Group’s schemes have a wide discretion under the scheme rules to decide the contributions payable by the Group, and these must be set with a view to making prudent provision for the benefits accruing under the schemes of the Group.

     Some of the issues which could adversely affect the funding of these defined benefits (and materially affect the Group’s funding obligations) are: (i) poor investment performance of pension fund investments; (ii) long life expectancy (which will make pensions payable for longer and therefore more expensive to provide, whether paid directly from the schemes or secured by the purchase of annuities); (iii) adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company; (iv) clarification of the law that might require guaranteed minimum pensions relating to service prior to April 6, 1997 to be equalized as between men and women; and (v) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group’s past contributions were assessed.

     An additional uncertainty is that changes to the statutory requirement regarding funding are expected, and these could in some cases prove to be more onerous for employers than those described above. It should be noted (particularly in view of a disappointing stock market performance in January 2003) that the schemes’ funding positions may well prove to be weaker now than at December 31, 2003, and further adverse changes are possible in the future.

     As with many other schemes throughout the United Kingdom, there is the possibility of future claims being brought against the Group alleging unlawful indirect sex discrimination contrary to Article 141 of the European Treaty on the grounds of the scheme’s former exclusion of part-time employees. The chances of success for such claims are uncertain owing to issues of law that are presently unresolved.

Additional Risks Relating to Six Continents Hotels

SCH is exposed to the risk of events that adversely impact domestic or international travel

     SCH’s room rates and occupancy levels could be adversely impacted by events such as acts of terrorism, war, the threat of war, travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters resulting in reduced worldwide travel or other local factors impacting individual hotels.

Back to Contents

     The terrorist attacks of September 11, 2001, their immediate aftermath and other subsequent national and world events, including the bombings in Bali on October 12, 2002 and in Mombasa on November 28, 2002, have created a significant amount of uncertainty about future prospects and national and world economies. The overall long-term effect on the Group and the hotel industry is also uncertain. Domestic and international business and leisure travel, which were already adversely affected by the recent economic downturn, have been further affected and are likely to remain depressed over the near-term as potential travelers reduce or avoid discretionary air and other travel in light of increased safety concerns and anticipated travel delays. The attacks have also decreased consumer confidence, and a resulting further decline in the United States and global economies could further reduce travel. At the present time, however, it is not possible to predict either the severity or duration of such declines, but weaker hotel performance will, in turn, have an adverse impact on SCH’s business, financial condition and results of operations.

SCH is exposed to the risks of the hotel industry supply and demand cycle

     SCH’s future operating results could be adversely affected by industry over-capacity (by number of rooms) and weak demand. Reductions in room rates and occupancy levels would adversely impact SCH’s results of operations.

SCH may not be able to increase or maintain the number of its properties operated by its franchisees or pursuant to its management contracts

     Competition may generally reduce the number of suitable management, franchise and investment opportunities offered to SCH, and increase the bargaining power of property owners seeking to engage a manager, become a franchisee or sell a hotel property. There can be no assurance that SCH will be able to identify, retain or add franchisees to the SCH system or to secure management contracts. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of SCH. Changes in legislation or regulatory changes may be implemented that have the effect of favoring franchisees relative to brand owners.

SCH is exposed to risks of failures within its HolidexPlus and other centralized systems

     SCH is heavily reliant on (i) its HolidexPlus and other reservation systems, which receive reservation requests entered on terminals located at the vast proportion of the Group’s hotels and reservation centers as well as from a number of major corporations, travel agents and US domestic airlines; (ii) other centralized systems (for example, its IT networks); and (iii) bookings received via its website. If HolidexPlus or any other critical system were to fail, SCH’s occupancy levels and results of operations could be adversely affected.

SCH is exposed to the risk of increased use of intermediaries’ internet reservation channels

     The value of SCH’s brands is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservation system. In recent years there have been very rapid changes in the ability to choose and book hotel rooms, driven by the internet, with the emergence of intermediaries which market hotel rooms in such a way that there is the risk of commoditization of hotel rooms. Some of the emerging business models and intermediaries could have a significant impact on the ability of SCH to continue to drive reservations, and hence have an impact on the value of SCH’s brands. Additionally, these channels are becoming more consolidated which may lead to higher costs of distribution for SCH, for example by intermediaries being able to demand higher commissions. Although SCH is actively taking steps to adapt to the changing environment (by developing competitive internet reservation systems for its own benefit), because of the very high pace of change in this area there is a risk that SCH will not adapt quickly enough.

SCH may experience a lack of acquisition opportunities

     In the event that the availability of suitable sites becomes limited, SCH may be unable to pursue its strategy of acquiring new land or locations for the potential development of new hotels, particularly in Europe, Middle East and Africa (“EMEA”) and within major gateway cities globally, which could inhibit and adversely affect its results of operations.

Back to Contents

SCH is exposed to the risk of litigation

     SCH could be at risk of litigation from its guests, customers, joint venture partners, suppliers, franchisees and/or the owners of hotels managed by it for breach of its contractual or other duties. Claims filed in the United States may include requests for punitive damages as well as compensatory damages.

     Exposure to litigation may affect the Group’s reputation even though the monetary consequences are not significant.

Additional Risks relating to the Soft Drinks business

The Soft Drinks business is exposed to risks related to possible product contamination

     The Soft Drinks business, like all beverage producers, has been and will continue to be vulnerable to accidental or malicious contamination of its products or base raw materials. Any such contamination could result in recall of the Soft Drinks business’ products, the Soft Drinks business being unable to sell its products, damage to brand image and/or civil or criminal liability, which could have a material adverse effect on the Soft Drinks business’s operations and financial performance.

The Soft Drinks business is reliant upon certain suppliers

     The Soft Drinks business is reliant upon fruit juice concentrates, sugar and other fruit juice raw materials as necessary ingredients for many of its products. In the event the Soft Drinks business is unable to obtain an adequate supply of these raw materials or fails to negotiate the purchase of these materials on a reasonable commercial basis, this could have a significant adverse impact on the Soft Drinks business’ financial operations.

The Soft Drinks business is exposed to significant competition

     The Soft Drinks business operates in a highly competitive market sector in which large competitors such as Coca-Cola Enterprises are active.

     A change in the level of marketing undertaken by competitors or in their pricing policies, the growth or strengthening of existing retailers of beverage products, the introduction of new competing brands or products or increased purchasing power pressure from customers could have a material adverse effect on the Soft Drinks business’ operations and financial performance. Conversely, competition law may regulate the Company’s ability to participate in industry consolidation at a strategic level.

Adverse weather conditions could reduce demand for the Soft Drinks business’ products

     Demand for the Soft Drinks business’ products may be affected by weather conditions, especially in the summer months, when unseasonably cool or wet weather can affect sales volumes and therefore the results of the Soft Drinks business’ operations for the year.

Additional Risks relating to Six Continents Retail

Certain changes to regulation may affect the cost base of the SCR business

     Both in the United Kingdom and in Germany, SCR’s operations are subject to regulation and further changes in regulation could adversely affect results of operation, including through higher costs. More restrictive regulations could lead to increasing prices to consumers which in turn may adversely affect demand and therefore revenues and profitability. In particular, additional EU or UK employment legislation (in particular, the level of the national minimum wage, which is under annual review by the UK Low Pay Commission and which the Trades Union Congress in the United Kingdom is seeking to raise to between £5.00 and £5.30 in 2004, and the maximum number of hours an employee may be permitted to work and the extent to which they may voluntarily opt-out) could further increase labor costs.

Back to Contents

SCR’s sites must compete with other pubs and restaurants and consumption at home

     SCR’s pubs and restaurants compete for consumers with a wide variety of other branded and non-branded pubs and restaurants as well as off-licenses, supermarkets and takeaways, some of which may offer higher amenity levels or lower prices and be backed by greater financial and operational resources. SCR’s pubs and restaurants may not be successful in competing against any or all of these alternatives and a sustained loss of customers and/or skilled employees to other pubs or leisure activities or increased consumption at home could have a material adverse affect on SCR’s business operations and prospects.

SCR’s activities are affected by a number of fiscal-related matters

     SCR’s activities are affected by a number of fiscal-related matters. These matters include duty on alcoholic beverages, value added tax, other business taxes and the availability of duty harmonization to travelers between EU countries. Changes in legislation which affect all or any of these matters may adversely affect the financial performance of SCR.

Certain changes in regulation may affect SCR’s revenue

     Some examples of regulatory changes which could affect SCR’s revenue base could include:

•	Licensing reform

Licensing reform which would result in additional expense and process delays, or require re-licensing of existing license holders or permit objections to a new site after planning consent and a provisional license has been granted, and any delays and failures to obtain required licenses or permits could negatively affect SCR’s operations and in particular its ability to obtain licenses for new sites in residential areas.

•	Changes to drink-driving and smoking laws

The UK Government has carried out consultation exercises concerning the legal blood alcohol limit for drivers and smoking in public places, to decide whether to introduce regulations controlling smoking in public, including in pubs and restaurants. If the UK Government introduces regulations which further discourage customers from driving to pubs or discourage smokers from frequenting pubs and restaurants, pubs and restaurants could suffer a reduction in turnover which could have a negative effect on SCR’s business.

•	Changes to the gaming legislation

Changes to the gaming legislation are under consideration by the UK Government, including the operation of amusement machines with prizes (or fruit machines) (“AWPs”) in pubs. The main areas of the current legislation that would change are that play by those under 18 years old would be illegal (although SCR already complies with a voluntary code to this effect) and the control of numbers of AWPs would pass from licensing magistrates to local authorities. The other areas of change relate to categories of machines permitted in casinos, licensed betting offices, bingo amusement arcades, family entertainment centers and motorway service stations which may increase the competitive threat to SCR in respect of gaming. These new gaming laws could impede SCR’s ability to increase income from AWPs.

SCR may be adversely affected by changes in supplier dynamics and interruptions in supply or by circumstances adversely affecting business continuity

     In recent years, there has been a consolidation in the brewing and distribution industry in the United Kingdom. This consolidation could have the effect of exposing SCR to reliance on a limited number of suppliers, and those suppliers may be able to exert pressures on SCR that could have the effect of raising the prices paid by SCR for goods bought or delivered, reducing SCR’s margins and adversely affecting results of operations.

     SCR has entered into agreements with all of its key suppliers. Termination of these agreements, variation of their terms or the failure of a party to comply with its obligations under these agreements could have a material adverse effect on the operations and financial performance of SCR.

Back to Contents

     The interruption or contamination of the supply of food and drink to SCR’s sites or loss of a key office or part of SCR’s IT infrastructure may affect SCR’s ability to trade.

Weather may adversely affect SCR’s business

     Attendance levels at SCR’s pubs and restaurants may also be adversely affected by persistent rain or other inclement weather, especially during the summer months or over the Christmas period. This could have a negative effect on turnover generated by SCR’s pubs and restaurants and, in turn, could have a negative effect on the results of SCR’s operations.

The pub industry is subject to varying consumer perceptions and public attitudes

     In the United Kingdom, consumption of alcoholic beverages has become the subject of considerable social and political attention in recent years due to increasing public concern over alcohol- related social problems including drink driving, underage drinking and adverse health consequences associated with the misuse of alcohol, including alcoholism. For example, from 1995 to 2000, sales of all beer (by volume) in the United Kingdom decreased by 3.6%. Changes in consumer tastes in both food and drink and demographic trends over time may affect the appeal of SCR’s pubs and restaurants to consumers. SCR’s success will depend in part on its ability to anticipate, identify and respond to these changing conditions in the context of the life-cycle economics of the leisure industry.

Complaints or litigation from pub customers, employees and third parties may adversely affect SCR

     SCR or the licensed retailing industry could be the subject of complaints or litigation from individual or groups of pub customers and/or employees and/or class actions alleging illness or injury (e.g. passive smoking or alcohol abuse) or raising other food quality, health or operational concerns, and from other third parties in nuisance and negligence. It may also incur additional liabilities as a freehold property owner (including environmental liability). These claims may also divert SCR’s financial and management resources from more beneficial uses. If SCR were to be found liable in respect of any complaint or litigation, this could adversely affect SCR’s results of operations, and also adversely affect the reputation of SCR or its brands.

SCR is exposed to fluctuations in the property market

     Around 16% of SCR’s property is short leasehold which is subject to periodic rent reviews and renegotiation of rents when leases are renewed. The property market may develop so that rents may increase such that they affect the economic viability of one or more of such properties. Equally, a downturn in the UK property market may lead to a reduction in SCR’s freehold property values over time.

Lack of acquisition opportunities for SCR

     As there is a finite number of existing or potential sites in good locations, SCR’s strategy of acquiring suitable sites for development of new pubs and restaurants, particularly in residential areas, may be negatively impacted.

SCR has a high proportion of fixed overheads and variable revenues

     A high proportion of SCR’s operating overheads and certain other costs remain constant even if its revenues drop. The expenses of owning and operating a managed pub or pub-restaurant are not significantly reduced when circumstances such as market and economic factors and competition cause a reduction in revenues. Owners of leased and tenanted estates generally have a lower risk to revenue exposure compared with SCR because the tenant is obliged to pay the negotiated rent. In addition, owners of leased and tenanted estates typically have lower fixed costs at both operating and head office levels than SCR.

     Accordingly, a significant decline in SCR’s revenues would have a disproportionately adverse effect on its cash flow and ability to make interest and principal payments on its debt.

Back to Contents

Separation risks

Sales of a substantial number of InterContinental PLC’s or M and B’s ordinary shares or InterContinental PLC’s or M and B’s ADSs after the Separation, or the prospect of such sales, could have an adverse effect on the market price of InterContinental PLC’s or M and B’s securities

     After the Separation, there may be substantial trading activity in InterContinental PLC’s ordinary shares or ADSs and/or M and B’s ordinary shares or ADSs in the public markets. This may occur because, for example, shareholders who receive those securities in the Separation do not wish to hold securities in InterContinental PLC and M and B or may not be able to hold the securities as a result of their own portfolio requirements and preferences such as those relating to indexed membership or geographic exposures. A high level of trading activity may lead to volatility in the price of InterContinental PLC and M and B securities, and significant selling pressure may adversely affect the price of their securities. Declines in the market price of ordinary shares or ADSs may impair the ability of InterContinental PLC and M and B to raise capital through an offering of securities in the future.

The price of InterContinental PLC and M and B ADSs and the US dollar value of any dividends will be affected by fluctuations in the US dollar/UK pound sterling exchange rate

     Fluctuations in the exchange rates between the US dollar and the UK pound sterling will affect the US dollar conversion by the Depositary of any cash dividends paid in pounds sterling on the ordinary shares represented by the InterContinental PLC and M and B ADSs, and the US dollar equivalent of the pound sterling price of the ordinary shares on the London Stock Exchange, which may consequently affect the market price of InterContinental PLC and M and B ADSs. These fluctuations would also affect the US dollar value of the proceeds a holder of an InterContinental PLC and M and B ADR would receive upon the sale in the United Kingdom of any of their respective equity shares withdrawn from the Depositary.

ITEM 4.     INFORMATION ON THE COMPANY

SUMMARY

Group Overview

     The Group’s business comprises hotels, branded drinks and retail; hotels through the ownership, management, leasing and franchising of hotels and resorts; branded drinks through the production and distribution of soft drinks; and retail through the ownership and management of public houses (“pubs”), restaurants, bowling centers and leisure venues.

     On February 10, 2003, Six Continents PLC had a market capitalization of £4.5 billion, and was included in the list of FTSE 100 companies. The Company was formed in 1967, but the constituent parts are the result of the amalgamation of more than 80 companies and a number of disposals over more than 200 years.

     Group Companies operate in three core business areas: hotels; branded drinks; and retail. The corporate headquarters are in the United Kingdom, and the registered address is:

     Six Continents PLC
     20 North Audley Street
     London
     W1K 6WN
     Tel: +44 (0) 20 7409 1919
     Internet address: www.sixcontinents.com

     Six Continents PLC is incorporated in Great Britain and registered in, and operates under, the laws of England and Wales. Operations undertaken in countries other than England and Wales are under the laws of those countries in which they reside.

Back to Contents

Group Strategy

     The sale of Bass Brewers in August 2000 marked a decisive step in the transformation of Six Continents from a vertically integrated domestic UK brewer to a leading international business focusing on global hotels and restaurants and bars in the United Kingdom and Germany.

     On October 1, 2002, the Company announced the proposed separation of Six Continents Hotels and Soft Drinks from Six Continents Retail and the Return of Capital. The Company expects this will result in separately listed hotel and retail companies, each better placed to pursue their individual strategies and drive their operational development. In the Company’s view this will enhance their ability to generate value for shareholders.

     The proposal is still subject to regulatory and shareholder approval and is not expected to become effective before April 2003.

Group Development

     In pursuing its strategy, Six Continents intends to run its businesses to maximize shareholder value; this will mean making acquisitions and disposals from time to time, with particular emphasis on acquisitions in the hotels segment which could be of significant size and scale. During the past three fiscal years, Six Continents made the following significant acquisitions and disposals:

     On December 3, 1999 Six Continents completed the acquisition of a leisure retail business comprising 550 former Allied Domecq Retailing Limited (“Allied Domecq”) managed pubs for a consideration of £179 million and the issue of 79 million Six Continents ordinary shares. See “Retail — Six Continents Retail” below.

     On January 17, 2000 Six Continents announced that it had purchased the business of Southern Pacific Hotels Corporation (“SPHC”), which operated 59 hotels in the Asia Pacific region for Australian $313 million. See “Hotels — Six Continents Hotels” below.

     In April 2000, Six Continents completed the acquisition of the outstanding 90.1% of the issued share capital of Bristol Hotels & Resorts Inc. (“Bristol”) which it did not already own, for a total consideration of $157 million. See “Hotels — Six Continents Hotels” below.

     On August 22, 2000 Six Continents completed the sale of its brewing business to Interbrew S.A. (“Interbrew”) of Belgium for £2.3 billion.

     In February 2001, Six Continents Retail sold an estate of 988 smaller unbranded sites with limited growth potential to Nomura International PLC (“Nomura”) for £625 million.

     On April 4, 2001 Six Continents completed the acquisition of Posthouse for £810 million, comprising 79 midscale hotels, of which 77 hotels were owned or held under long lease. See “Hotels — Six Continents Hotels” below.

     In August 2001, Six Continents completed the acquisition of the Regent Hotel in Hong Kong for a total consideration of £241 million.

SCH

     SCH owns, manages, leases or franchises a number of hotel brands including InterContinental, Crowne Plaza, Holiday Inn, Staybridge Suites and Holiday Inn Express (or Express by Holiday Inn outside of the Americas) (“Express”), which at September 30, 2002 comprised 3,325 hotels with approximately 515,525 guest rooms in nearly 100 countries and territories. These include owned, leased, managed and franchised hotels.

Soft Drinks

     Six Continents has a controlling interest in and manages Britvic, the second largest soft drinks manufacturer in the United Kingdom. Britvic includes Tango and Robinsons among its brands. It also produces Pepsi Beverages International (“PBI”) products under license.

Back to Contents

SCR

     SCR is responsible for over 2,100 pubs, bars, restaurants and ten-pin bowling centers owned by Group companies in the United Kingdom and Germany. Its brands include Vintage Inns, Harvester, All Bar One, Toby Carvery, Browns, Scream, O’Neill’s, Ember Inns, Edward’s, Arena, Flares, Sizzling Pub Company, Goose and Hollywood Bowl.

Other activities

     Other Group activities principally comprise property development. The property development activities will be transferred with SCR in the Separation.

Back to Contents

SEGMENTAL INFORMATION

Geographic Segmentation

     The following table shows turnover and operating profit by geographical area, and the percentage of each geographical area, for each of the three fiscal years ended September 30, 2002, 2001 and 2000.

Amounts in accordance with UK GAAP

Year ended September 30				Year ended September 30

2002	2001	2000		2002	2001	2000

%				(£ million)

			Turnover by Geographical Area (1)(3)
68.9	60.6	71.5	United Kingdom	2,491	2,446	3,686
11.4	10.9	9.6	Rest of Europe, the Middle East and Africa	411	441	497
13.2	22.5	15.1	United States	476	908	779
3.0	3.4	2.1	Rest of Americas	108	137	107
3.5	2.6	1.7	Asia Pacific	129	101	89

100.0	100.0	100.0		3,615	4,033	5,158

			Operating Profit before Exceptional Items by Geographical Area (1)(2)
64.2	54.4	62.4	United Kingdom	397	431	565
9.7	14.6	12.0	Rest of Europe, the Middle East and Africa	60	116	109
18.5	24.0	19.9	United States	114	190	180
4.2	5.1	3.9	Rest of Americas	26	40	35
3.4	1.9	1.8	Asia Pacific	21	15	16

100.0	100.0	100.0		618	792	905

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rates are 2002: £1=$1.48; (2001: £1=$1.44 and 2000: £1=£1.55).

(2)	Operating profit does not include major operating exceptional items for fiscal 2002 and fiscal 2001, nor does it include profits/(losses) on sale of fixed assets and operations and other exceptional items. Major operating exceptional items by region are United Kingdom (2002: £24 million; 2001: £19 million), the United States (2002: £39 million; 2001: £24 million), and Asia Pacific (2002: £14 million; 2001: nil).

(3)	Amounts are reported by origin. See Note 2 of Notes to the Financial Statements for details by destination, for which the amounts are not significantly different.

Back to Contents

Activity Segmentation

     The following table shows turnover and operating profit by activity and the percentage contribution of each activity for each of the three fiscal years ended September 30, 2002, 2001 and 2000.

Amounts in accordance with UK GAAP

Year ended September 30				Year ended September 30

2002	2001	2000		2002	2001	2000

%				(£ million)

			Turnover by Activity (1)
42.4	46.9	41.4	Hotels	1,532	1,896	1,581
16.6	14.1	14.1	Soft Drinks	602	571	539
40.8	38.5	43.8	Retail (2)	1,475	1,557	1,674
0.2	0.5	0.7	Other activities	8	16	24

100.0	100.0	100.0	Continuing operations	3,617	4,040	3,818

			Less: Inter-divisional sales	2	7	43

				3,615	4,033	3,775
			Discontinued operations (2)	—	—	1,383

				3,615	4,033	5,158

			Operating Profit before Exceptional Items by Activity (1)(3)
42.4	53.9	48.5	Hotels	262	427	376
10.2	7.2	5.9	Soft Drinks	63	57	46
46.6	38.5	44.6	Retail (2)	288	305	346
0.8	0.4	1.0	Other activities	5	3	8

100.0	100.0	100.0	Continuing operations	618	792	776

			Discontinued operations (2)	—	—	129

				618	792	905

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rates are 2002: £1=$1.48 (2001: £1=$1.44; 2000: £1=$1.55).

(2)	Bass Brewers’ sales derived from inter-divisional sales, principally to Six Continents Retail were £237 million in fiscal 2000. Inter-divisional prices reflect only in part market conditions. The discontinued revenues figures shown relate to external sales only.

(3)	Operating profit does not include major operating exceptional items for fiscal 2002 and fiscal 2001, nor does it include profits/(losses) on sale of fixed assets and operations and other exceptional items. Major operating exceptional items were all in the Six Continents Hotels division (2002: £77 million; 2001: £43 million).

Back to Contents

HOTELS – SIX CONTINENTS HOTELS

Overview

     Six Continents Hotels owns a portfolio of well-recognized and respected brands, including InterContinental, Crowne Plaza, Staybridge Suites, Holiday Inn and Express. With more than 3,300 owned, leased, managed and franchised hotels and approximately 515,000 guest rooms across nearly 100 countries and territories as at the end of fiscal 2002, SCH is the most global hotel business and the second largest in the world by number of rooms.

     SCH’s strong hotel brands, international scope and portfolio of high quality assets, built through organic growth and acquisition, place it in a strong competitive position.

     SCH generated operating profits before exceptional items of £427 million on revenues of £1,896 million in fiscal 2001, and in fiscal 2002, SCH generated operating profits before exceptional items of £262 million on revenues of £1,532 million. The financial performance in 2002 declined in comparison to previous years, predominantly as a result of the events of September 11, 2001 and the concurrent downturn in the global economy which adversely affected the worldwide hotel market.

History

     Six Continents made its first significant international move into the hotel industry when it acquired Holiday Inn International in 1988 and the remaining North American business of Holiday Inn in 1990. This gave Six Continents the Holiday Inn and the Crowne Plaza by Holiday Inn brands, and what is now an industry leading position by room numbers in the midscale segment in the US. Subsequently, in 1990 it launched the limited service brand, Express.

     In line with its strategy to optimize capital deployment, Six Continents disposed of its owned US midscale hotel property assets in 1997, but retained branding distribution on the majority of these properties through franchise agreements.

     During 1997, Six Continents entered the profitable US upscale extended stay segment with the introduction and development of Staybridge Suites by Holiday Inn. This has been the fastest brand to reach 50 units in the Americas in its segment and demonstrates Six Continent’s ability to create and launch brands in the hotel market.

     To expand further its international reach and add to its strong brand portfolio, Six Continents acquired the InterContinental hotels business in March 1998, owner of the most global upper upscale hotel brand. This acquisition added 117 InterContinental and 20 Forum hotels to the portfolio. Following this acquisition, Six Continents had a portfolio of brands spanning the industry from upper upscale to midscale limited service across all regions.

     In January 2000, Six Continents acquired the Australia-based hotel company, Southern Pacific Hotels Corporation, which operated 59 hotels under the “Parkroyal” and “Centra” brands across Australia, New Zealand and the South Pacific as well as hotels in select South East Asian countries. These hotels strengthened considerably Six Continents’ existing organically-built presence in the Asia Pacific region. A large proportion of these hotels were subsequently converted to the InterContinental, Crowne Plaza and Holiday Inn brands. Shortly afterward, Six Continents acquired Bristol Hotels & Resorts Inc., a US based hotel management company comprising 112 hotels operating mainly under leases. These leases were then sold or converted to management contracts by July 2001, thereby reducing the volatility of Six Continents Group’s earnings from those hotels.

     In April 2001, Six Continents completed the acquisition of the Posthouse business, which comprised 79 midscale hotels located in the United Kingdom and Republic of Ireland. Six Continents then converted the majority of these hotels to the Holiday Inn brand, thereby enhancing the position of Holiday Inn in the UK, making it the number one midscale brand by number of rooms. This acquisition, combined with strong midscale segment positions in Germany and Italy, gave Six Continents a strong European base of operations.

     In August 2001, Six Continents completed its acquisition of the prestigious Regent Hotel in Hong Kong, which it subsequently rebranded “InterContinental Hong Kong”, strengthening its upper upscale market position in the Asia Pacific region and adding a key location for its international guests.

Back to Contents

     Through these significant acquisitions and organic growth, Six Continents has built a strong, branded, international hotel group.

Strategy

     SCH’s strategy is to use the strength of its brand portfolio, the breadth of its distribution, the diversity of its business models and the benefits of its scale in order to drive growth and returns for the Company’s shareholders. SCH intends to continue to implement this strategy by seeking to:

•	develop high quality, strongly differentiated brands;

•	extend SCH’s network of hotels;

•	leverage global system scale economies to drive superior revenue per available room (“RevPAR”) and gross operating profit (“GOP”) premiums;

•	optimize capital deployment; and

•	continue to develop SCH’s people.

Develop high quality, strongly differentiated brands

     Strong brands are seen as a key to success in the hotel industry and, therefore, SCH intends to continue to pursue its strategic goal of further developing strongly differentiated consumer brands and service standards. SCH’s hotel brands are defined as a “promise” to the customer made up of three principal differentiating factors:

•	underlying quality: an established standard of product quality and, where applicable, guaranteed facilities, for example, physical brand standards for hotels such as quality of mattresses or provision of a swimming pool;

•	service standards: an established level of guaranteed service, such as a 24 hour reception or room service; and

•	“brand personality”: the essence of the brand and the positioning with the target market, for example InterContinental’s “we know what it takes” positioning.

     Progress in implementing this strategy is demonstrated by recent investment in refurbishment of major InterContinental hotels worldwide and Holiday Inn hotels in the United Kingdom. Additionally, there is the development in the United States of a new design of Holiday Inn hotel, which aims to provide better returns to owners and enhanced quality and service standards for guests. SCH has also launched improved training programs and service standards for the brands, such as the InterContinental ICONS program (the marketing program of key product standards to differentiate the brand developed by Six Continents in relation to InterContinental) and the Holiday Inn Hallmarks program.

Extend the Group’s network of hotels

     SCH aims to extend its upper upscale and upscale brand network of locations that are attractive to international guests and strengthen its midscale brands in key domestic markets, (for example, Express in Germany). The acquisition of the Regent Hotel in Hong Kong and the Posthouse hotels in the United Kingdom, the subsequent rebranding of these hotels to the Group’s hotel brands, and the building of new InterContinental hotels in Atlanta and Boston, are representative of its drive to implement this strategy. In addition, SCH also intends to acquire freehold or leasehold properties in targeted key strategic locations, to acquire management contracts to manage hotels on behalf of others and to issue franchises.

Leverage global system scale economies to drive superior RevPAR and GOP premiums

     SCH aims to operate a highly efficient support infrastructure for the Group’s hotels which will help drive revenues and operating margins. SCH also intends to continue to exploit its global scale and further strengthen its ability to drive revenues through its branded hotels by utilising a common IT platform, sales and marketing initiatives, reservation infrastructure and a strong loyalty scheme (Priority Club Rewards). The number of Priority

Back to Contents

Club Rewards members, approximately 15 million members as at the end of fiscal 2002, and the proportion of room nights booked through SCH’s reservation systems, nearly 26% for fiscal 2002, demonstrate that SCH has a strong base from which to achieve this strategic aim. SCH also intends to continually explore areas for cost savings across the organization.

Optimize capital deployment

     SCH aims to drive enhanced returns from the asset base by redeploying capital over time. Ownership of assets will only be retained if those assets have strategic value or generate superior returns. Any capital released will be primarily reinvested in alternative assets, used to repay debt or used to buy back shares.

Continue to develop its people

     High quality service levels and well trained staff are seen as vital to the success of a hotel. To ensure superior service and the brand promise outlined above, SCH believes in investing in training and development of people. Recent initiatives include elements of the Holiday Inn Hallmarks program, and SCH recently successfully completed one of the largest single training efforts in its history by training over 40,000 InterContinental hotel employees in its new ICONS program of customer service standards. (For managed hotels, such as some InterContinental hotels, in general, only the hotel manager is employed by SCH and the remaining hotel staff are usually employees of the individual hotel owner. In the United States, however, SCH sometimes employs the hotel’s staff. As such, not all 40,000 employees were staff of SCH.)

Back to Contents

Segmental Results

     The following table shows turnover and operating profit of SCH by activity in US dollars, and the percentage contribution for each of the three fiscal years ended September 30, 2002, 2001 and 2000.

Year ended September 30				Year ended September 30

2002	2001	2000		2002	2001	2000

%				($ million)

			Turnover (1)
			Americas
20.6	19.6	21.6	Owned and leased	466	535	529
12.7	11.0	12.1	Midscale franchise	288	301	297
4.8	24.5	21.0	Managed and upscale franchise	108	666	516

38.1	55.1	54.7		862	1,502	1,342
			EMEA
48.1	35.9	34.8	Owned and leased	1,088	979	853
5.3	3.7	4.8	Managed and franchise	121	100	118

53.4	39.6	39.6		1,209	1,079	971

8.5	5.3	5.7	Asia Pacific	191	145	141

100.0	100.0	100.0		2,262	2,726	2,454

			Operating Profit before Exceptional Items (2)
			Americas
5.9	12.7	16.2	Owned and leased	23	78	95
51.7	36.6	35.8	Midscale franchise	200	224	209
10.6	7.0	8.4	Managed and upscale franchise	41	43	49

68.2	56.3	60.4		264	345	353
			EMEA
37.5	40.1	35.8	Owned and leased	145	246	209
10.1	7.2	8.2	Managed and franchise	39	44	48

47.6	47.3	44.0		184	290	257

9.3	4.2	5.1	Asia Pacific	36	26	30
(25.1)	(7.8)	(9.5)	Other (3)	(97)	(48)	(56)

100.0	100.0	100.0		387	613	584

(1)	Amounts are reported by origin.
(2)	Operating profit excludes profits/(losses) on sale of fixed assets and operations and other exceptional items.
(3)	Other includes central service costs, dividends received from FelCor Lodging Trust Inc., goodwill amortization, significant contract termination receipts, rebates and other non-trading items.

Back to Contents

     The following table shows turnover and operating profit of SCH by activity in pounds sterling, and the percentage contribution for each of the three fiscal years ended September 30, 2002, 2001 and 2000.

Year ended September 30				Year ended September 30

2002	2001	2000		2002	2001	2000

%				(£ million)

			Turnover (1)(2)
			Americas
20.6	19.6	21.6	Owned and leased	316	372	341
12.7	11.0	12.1	Midscale franchise	195	209	191
4.8	24.5	21.0	Managed and upscale franchise	73	464	332

38.1	55.1	54.7		584	1,045	864
			EMEA
48.1	35.9	34.8	Owned and leased	737	680	550
5.4	3.7	4.8	Managed and franchise	82	70	76

53.5	39.6	39.6		819	750	626

8.4	5.3	5.7	Asia Pacific	129	101	91

100.0	100.0	100.0		1,532	1,896	1,581

			Operating Profit before Exceptional Items (1)(3)
			Americas
5.7	12.7	16.2	Owned and leased	15	54	61
51.5	36.5	35.9	Midscale franchise	135	156	135
10.7	7.0	8.5	Managed and upscale franchise	28	30	32

67.9	56.2	60.6		178	240	228
			EMEA
37.4	40.0	35.6	Owned and leased	98	171	134
10.3	7.3	8.2	Managed and franchise	27	31	31

47.7	47.3	43.8		125	202	165

9.2	4.2	5.1	Asia Pacific	24	18	19
(24.8)	(7.7)	(9.5)	Other (4)	(65)	(33)	(36)

100.0	100.0	100.0		262	427	376

(1)	The results of SCH overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rates are 2002: £1=$1.48; 2001: £1=$1.44; and 2000 £1=$1.55.
(2)	Amounts are reported by origin.
(3)	Operating profit excludes profits/(losses) on sale of fixed assets and operations and other exceptional items.
(4)	Other includes central service costs, dividends received from FelCor Lodging Trust Inc., goodwill amortization, significant contract termination receipts, rebates and other non-trading items.

Operations

Ownership Model

     Profits are broadly balanced between owned hotels, with their volatility but opportunity for greater profits, and managed/franchised hotels, with their more stable income streams.

     SCH operates through four different models to ensure a balance of growth, returns, risk and reward. These can be summarized as follows:

Back to Contents

•	ownership or lease, (“O & L”) where a Group company both owns (or leases) and operates a hotel and, in the case of ownership, takes all the benefits and risks of ownership. Rooms owned or leased by the Group totalled 42,642 at the end of fiscal 2002, together representing 8% of SCH’s rooms;

•	joint venture, where a Group company directly or indirectly holds an equity interest in the hotel and receives a share of the benefits and risks of ownership in proportion to its stake. A management contract is generally entered into in conjunction with the joint venture. SCH has 21 joint venture arrangements worldwide;

•	management contract, where a Group company manages the hotel for third-party owners under a SCH brand in return for a management fee and provides the system infrastructure necessary for the hotel to operate. Management contract fees are usually linked to a hotel’s revenues and often include an additional incentive fee, linked to profitability or cash flow. SCH operated 86,761 rooms under management contracts at the end of fiscal 2002, representing 17% of its hotel rooms; and

•	franchise, where Group companies neither own nor manage the hotel, but provide the use of the brand, systems and expertise. SCH derives revenues from a royalty or licensing fee payable by the franchisee for the right to operate under a SCH brand. This fee is often based on a percentage of room revenue. SCH operated 386,122 rooms under a franchise agreement at the end of fiscal 2002, with 87% of SCH’s rooms in the Americas operating under this model. Franchised hotels represent 75% of SCH’s total rooms.

     The following table shows the number of hotels and rooms owned, operated or franchised by SCH at the end of each of the last three fiscal years.

	Owned or Leased		Management Contracts and Joint Ventures		Franchised		Total
As at September 30	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms

2002	190	42,642	314	86,761	2,821	386,122	3,325	515,525
2001	191	42,531	318	85,893	2,758	386,272	3,267	514,696
2000	105	27,916	334	91,119	2,624	372,029	3,063	491,064

     Most hotels in the SCH system pay assessments to fund the marketing and reservation costs of the SCH system. For fiscal 2002, the total contribution to the systems funds covering marketing (including loyalty program) and reservation costs amounted to approximately $350 million.

     SCH sets quality and service standards for all of its hotel brands (including those operated under management contract or franchise arrangements) and operates a customer satisfaction and hotel quality measurement system to ensure those standards are met or exceeded. The quality measurement system includes an assessment of both physical property and customer service standards.

Business structure

     The SCH business is currently operated under the following structure:

•	a global “system” for reservations, IT, internet and loyalty scheme (Priority Club Rewards);

•	global and regional brand management – the InterContinental brand is managed globally but other brands are managed predominantly by region reflecting their more regional/ domestic nature; and

•	regional operational management.

     This structure is currently the subject of an organizational review and is expected to change over the coming months.

Global System

     Across all its brands, the objective is to further exploit the scale and strength of SCH’s global system to drive revenue and operating efficiencies. The elements of the global system include:

Back to Contents

     Priority Club Rewards: This is one of the largest loyalty programs in the hotel industry, with approximately 15 million members, an increase in fiscal 2002 of almost 20%. It also has alliances with 45 airlines, which enable members to collect frequent flyer miles. In addition, the InterContinental business operates a separate recognition program aimed at providing a superior level of service to its members, the “Six Continents Club”, with over 120,000 members. SCH also has alliances with external partners such as car hire companies and credit card companies, which provide exposure and access to SCH’s system.

     Central Reservation System: SCH operates the HolidexPlus and Holidex central reservation systems. The HolidexPlus and Holidex systems receive reservation requests entered on terminals located at a vast proportion of its reservation centers, as well as from global distribution systems operated by a number of major corporations and travel agents. Where local hotel systems allow, the HolidexPlus and the Holidex systems immediately confirm reservations or indicate alternative accommodation available within SCH’s network. Confirmations are transmitted electronically to the hotel for which the reservation is made.

     During 2002, it is estimated that these reservation systems (which include company reservation centers, global distribution systems and internet reservations) delivered around 26% of SCH’s global hotel room nights sold.

     Sales and Marketing: SCH has in excess of $130 million annually to invest in sales and marketing activity to support the brands. This expenditure is funded from fees collected from virtually all the hotels (with the exception of the InterContinental hotels) in the system, whether or not they are owned by SCH. These fees are then spent regionally on driving revenue and brand awareness or, in the case of sales investments, targeting segments such as corporate accounts, travel agencies and meeting organizers. The fees are contractual and represent a significant source of marketing funds which are mainly not dependent on SCH’s profit performance.

     The strategic initiatives for the global system as a whole include:

(A)	continued focus on enrollments in Priority Club Rewards and increasing SCH’s share of each guest’s total hotel spend;

(B)	investment in national and global sales forces;

(C)	effective use of the network of reservation centers; and

(D)	maximizing the benefit from global system funds.

Brands

Brands Overview

Brands	Room Numbers*	Hotels*

InterContinental	44,545	135
Crowne Plaza	55,935	191
Holiday Inn	293,346	1,567
Express	109,205	1,352
Staybridge Suites	5,435	48
Other	7,059	32

Total	515,525	3,325

*	As at the end of fiscal 2002

Back to Contents

InterContinental

	Americas Total	Americas O & L	EMEA Total	EMEA O & L	Asia Pacific

Average Room Rate $*	133	164	132	152	129
Room Numbers**	14,208	4,421	21,256	5,392	9,081

*	For fiscal 2002
**	As at the end of fiscal 2002

     InterContinental was acquired in March 1998 and is SCH’s global upper upscale hotel brand. The hotels are targeted at both business and leisure guests. InterContinental hotels are generally situated in prime locations in major cities and key resorts around the world and provide high quality amenities, generally reflecting the local culture. There were 135 InterContinental hotels in more than 60 countries which represented 9% of all SCH’s hotel rooms at the end of fiscal 2002.

     InterContinental hotels are principally owned, leased or managed by the Group. The brand is one of the top international upper upscale hotel brands based on room numbers and has more than 50 years of heritage in the segment. SCH’s competition includes international luxury chains (for example Four Seasons and Ritz Carlton) and upper upscale chains (for example, Marriott, Hilton, Hyatt and Westin). InterContinental hotel rooms are generally priced between these two segments.

     The strategic initiatives for the InterContinental brand are to:

(A)	invest in brand reshaping and build equity through the “we know what it takes” marketing campaign and ICONS program;

(B)	complete the refurbishment of leading InterContinental hotels – to date projects have been completed in Miami, San Francisco, San Juan, New York, Houston, Chicago, Madrid, Vienna, Budapest and Rome, and projects in progress include Cannes and Paris Le Grand;

(C)	expand the brand into key network cities and resorts where guests value InterContinental hotels and where global international travel flows are largest, and therefore also to complete the construction of the InterContinental in Atlanta (expected to open in 2004) and Boston (expected to open in 2005); and

(D)	leverage global sales via enhanced sales force resources, common IT platforms and marketing expenditure.

Crowne Plaza

	Americas Total	Americas O & L	EMEA Total	EMEA O & L	Asia Pacific

Average Room Rate $*	97	110	100	102	67
Room Numbers**	31,710	2,286	13,815	3,867	10,410

*	For fiscal 2002
**	As at the end of fiscal 2002

     Crowne Plaza is SCH’s global upscale hotel brand which has been developed as a stand alone brand since acquisition of the Holiday Inn business and has grown to 191 hotels worldwide. The brand is targeted at the business guest, with a particular focus on meetings and related services. The upscale Crowne Plaza hotels and resorts are predominantly located in major and secondary cities and resorts around the world, typically in significant business centers, and provide the high level of comfort, amenities, services, facilities and meeting space expected of a full service hotel. Crowne Plaza represented 11% of SCH’s hotel rooms at the end of fiscal 2002.

Back to Contents

     The majority of the upscale Crowne Plaza hotels and resorts are franchised hotels. 56% of Crowne Plaza brand properties are in the Americas. The other key competitors in this segment include Sheraton, Marriott, Hilton, Double-Tree, Wyndham and Radisson.

     The strategic initiatives for the brand are to:

(A)	invest in brand positioning and build brand equity through the “the place to meet” marketing campaign and the launch of the program of brand service and product standards known as “KEYS” across the estate; and

(B)	drive brand expansion through owned, managed and franchised flagship units in North America and gateway cities elsewhere.

Holiday Inn

	Americas Total	Americas O&L	EMEA Total	EMEA O&L	Asia Pacific

Average Room Rate $*	78	77	75	88	53
Room Numbers**	220,706	2,665	53,845	15,367	18,795

*	For fiscal 2002
**	As at the end of fiscal 2002

     Holiday Inn is SCH’s midscale full service brand. Holiday Inn International was acquired in 1988 with the remaining North American business of Holiday Inn being acquired in 1990. In the last ten years, the brand has grown in EMEA and Asia Pacific, while its number of hotels has declined in the Americas, although this decline has been more than offset by the growth in Express. The brand is targeted at the mid-market guest and is SCH’s largest global hotel brand based on room numbers. Holiday Inn is also one of the world’s most recognized hotel brands. SCH seeks to offer, through its Holiday Inn brand, good value for money with appropriate standards of products and services.

     There were 1,567 Holiday Inn hotels located in more than 70 countries which represented 57% of all SCH’s hotel rooms at the end of fiscal 2002. The brand is predominantly franchised. Holiday Inn is the most “stayed at” hotel brand in America, with 90% of travelers interviewed claiming to have stayed at a Holiday Inn hotel at some point in their lives – more than any other hotel brand. 73% of the Holiday Inn branded hotels are located in the Americas, where the brand enjoys a considerable RevPAR premium to many of its competitors.

     As well as having the largest market share in the US midscale full service segment, the brand has a significant position in the midscale segment in several European countries. For example, it is the largest midscale brand in the UK and the second largest midscale brand in Italy based on room numbers. In Asia Pacific, Holiday Inn is the largest midscale brand in China and has a strong position in Australia.

     The strategic initiatives for the Holiday Inn brand are to:

(A)	deploy the new design of Holiday Inn hotels in the Americas, either owned or franchised, to refresh the brand standards;

(B)	maintain the current RevPAR premiums the brand enjoys over many of its competitors in the Americas through innovative marketing, and by leveraging system scale;

(C)	continue the Holiday Inn UK refurbishment program in order to drive returns on the Posthouse acquisition and to capitalize on its leading position in the UK;

(D)	build on the Hallmarks program in EMEA to encourage new guests and retain existing guests;

(E)	drive additional Priority Club Rewards enrollments; and

(F)	build depth in selected key domestic markets such as Germany, Italy and China through partnership, franchises, conversions and acquisitions.

Back to Contents

Express

	Americas Total***	EMEA Total	EMEA O&L****	Asia Pacific

Average Room Rate $*	72	68	59	57
Room Numbers**	98,655	10,266	768	284

*	For fiscal 2002
**	As at the end of fiscal 2002
***	No O&L Americas
****	EMEA O&L Express are new properties that have recently opened

     Express is SCH’s midscale limited service hotel brand. SCH recognized the need for a brand in this category in the early 1990s and subsequently developed Express to further the reach of the Holiday Inn brand and enter the midscale limited service segment. The brand has grown rapidly and aims to provide the room quality of midscale hotels without the associated full range of facilities. The brand is targeted at the value-conscious guest, as best evidenced by the “Stay Smart” marketing campaign in the US.

     There were 1,352 Express hotels worldwide, which represented 21% of all SCH’s hotel rooms at the end of fiscal 2002. Express is the third largest brand in the US midscale limited service segment based on room numbers, and over 90% of the Express branded rooms are located in the Americas. Express hotels are almost entirely franchised. The brand enjoys a RevPAR premium to many of its competitors in the US. Express also has a solid and growing brand presence in the UK market where it faces competition from a variety of local market brands and independent hotels.

     The strategic initiatives for the Express brand are to:

(A)	continue to grow through new franchises;

(B)	further expand the Express brand throughout Western Europe;

(C)	target capital investment to build strong positions in selected countries such as Germany and increase franchisee demand; and

(D)	begin the roll-out of Express in Asia Pacific, commencing in China.

Staybridge Suites

	Americas Total	Americas O & L

Average Room Rate $*	83	85
Room Numbers**	5,435	2,454

*	For fiscal 2002
**	As at the end of fiscal 2002

     Staybridge Suites is SCH’s organically developed upscale extended stay brand and offers self-catering services and amenities designed specifically for those on extended travel. The rooms provide more space than the typical hotel room, offering studios and one and two bedroom suites, with cooking and other facilities available in each room/suite. As at the end of fiscal 2002, there were 48 Staybridge Suites hotels, all of which are presently located in the Americas, which represented 1% of all SCH’s hotel rooms at the end of fiscal 2002. The first Staybridge Suites hotel was opened in 1998, with the fiftieth Staybridge Suites hotel following in November 2002, thereby demonstrating the fastest roll out of fifty properties in its segment. Staybridge Suites brands are divided broadly between franchised and owned and leased models. The primary competitors include, among others, Residence Inn, Homewood, Summerfield and Hawthorne.

Back to Contents

     The future strategic initiatives for the Staybridge Suites brand are to:

(A)	continue the successful roll-out of the Staybridge Suites product to build critical mass through franchises or management contracts;

(B)	selectively invest in owned and leased assets where necessary to anchor the brand and secure key locations; and

(C)	actively explore options to optimize and potentially recycle the invested capital in the Staybridge Suites asset base.

Geographical Analysis

	Americas	EMEA	Asia Pacific

Room Numbers %*	72	20	8
Hotel level operating profit % (before overheads and exceptional items)**	52	40	8

*	As at the end of fiscal 2002
**	For fiscal 2002

Back to Contents

     With its worldwide hotel operations, SCH is somewhat less dependent than certain of its competitors on the business cycle of any one country or region, although the US market is predominant. The following table shows information concerning the geographical locations of SCH hotels by brand, as of September 30, 2002.

	Owned or Leased		Management Contracts and Joint Ventures		Franchised		Total

As at September 30, 2002	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms

United States
InterContinental	7	3,451	4	1,513	1	150	12	5,114
Crowne Plaza	5	1,993	22	7,485	61	16,873	88	26,351
Holiday Inn	6	1,541	59	18,080	956	179,244	1,021	198,865
Holiday Inn Express	—	[—]	6	823	1,187	92,556	1,193	93,379
Staybridge Suites	19	2,334	—	—	28	2,981	47	5,315
Other brands	—	—	13	2,608	—	—	13	2,608

Total	37	9,319	104	30,509	2,233	291,804	2,374	331,632

Rest of Americas
InterContinental	3	970	11	3,132	18	4,992	32	9,094
Crowne Plaza	1	293	3	950	15	4,116	19	5,359
Holiday Inn	2	1,124	6	1,444	121	19,273	129	21,841
Holiday Inn Express	—	—	—	—	49	5,276	49	5,276
Staybridge Suites	1	120	—	—	—	—	1	120
Other brands	—	—	—	—	—	—	—	—

Total	7	2,507	20	5,526	203	33,657	230	41,690

Total Americas
InterContinental	10	4,421	15	4,645	19	5,142	44	14,208
Crowne Plaza	6	2,286	25	8,435	76	20,989	107	31,710
Holiday Inn	8	2,665	65	19,524	1,077	198,517	1,150	220,706
Holiday Inn Express	—	—	6	823	1,236	97,832	1,242	98,655
Staybridge Suites	20	2,454	—	—	28	2,981	48	5,435
Other brands	—	—	13	2,608	—	—	13	2,608

Total	44	11,826	124	36,035	2,436	325,461	2,604	373,322

United Kingdom
InterContinental	3	942	1	440	—	—	4	1,382
Crowne Plaza	6	1,716	1	196	3	834	10	2,746
Holiday Inn	76	12,717	3	431	22	3,086	101	16,234
Holiday Inn Express	1	120	—	—	72	6,772	73	6,892
Staybridge Suites	—	—	—	—	—	—	—	—
Other brands	1	79	—	—	—	—	1	79

Total	87	15,574	5	1,067	97	10,692	189	27,333

Europe
InterContinental	11	4,065	8	3,169	6	2,034	25	9,268
Crowne Plaza	9	2,151	6	1,469	14	3,234	29	6,854
Holiday Inn	14	2,650	11	2,064	150	20,723	175	25,437
Holiday Inn Express	5	648	5	505	18	1,402	28	2,555
Staybridge Suites	—	—	—	—	—	—	—	—
Other brands	2	1,526	—	—	2	430	4	1,956

Total	41	11,040	30	7,207	190	27,823	261	46,070

The Middle East and Africa
InterContinental	1	385	33	8,804	6	1,417	40	10,606
Crowne Plaza	—	—	9	2,420	6	1,795	15	4,215
Holiday Inn	—	—	21	4,014	37	8,160	58	12,174
Holiday Inn Express	—	—	—	—	6	819	6	819
Staybridge Suites	—	—	—	—	—	—	—	—
Other brands	—	—	1	279	—	—	1	279

Total	1	385	64	15,517	55	12,191	120	28,093

Total EMEA
InterContinental	15	5,392	42	12,413	12	3,451	69	21,256
Crowne Plaza	15	3,867	16	4,085	23	5,863	54	13,815
Holiday Inn	90	15,367	35	6,509	209	31,969	334	53,845
Holiday Inn Express	6	768	5	505	96	8,993	107	10,266
Staybridge Suites	—	—	—	—	—	—	—	—
Other brands	3	1,605	1	279	2	430	6	2,314

Total	129	26,999	99	23,791	342	50,706	570	101,496

Back to Contents

	Owned or Leased		Management Contracts and Joint Ventures		Franchised		Total

As at September 30, 2002	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms

Far East and Australasia (Asia Pacific)
InterContinental	2	730	14	5,235	6	3,116	22	9,081
Crowne Plaza	4	838	21	7,852	5	1,720	30	10,410
Holiday Inn	10	2,047	44	11,945	29	4,803	83	18,795
Holiday Inn Express	—	—	1	95	2	189	3	284
Staybridge Suites	—	—	—	—	—	—	—	—
Other brands	1	202	11	1,808	1	127	13	2,137

Total	17	3,817	91	26,935	43	9,955	151	40,707

Total
InterContinental	27	10,543	71	22,293	37	11,709	135	44,545
Crowne Plaza	25	6,991	62	20,372	104	28,572	191	55,935
Holiday Inn	108	20,079	144	37,978	1,315	235,289	1,567	293,346
Holiday Inn Express	6	768	12	1,423	1,334	107,014	1,352	109,205
Staybridge Suites	20	2,454	—	—	28	2,981	48	5,435
Other brands	4	1,807	25	4,695	3	557	32	7,059

Total	190	42,642	314	86,761	2,821	386,122	3,325	515,525

     While SCH’s hotel brands are in the main recognized globally, operational management is currently divided into three main geographic regions – the Americas, EMEA and Asia Pacific. In terms of overall hotel level operating profit before overheads and exceptional items, the Americas represented 52%, EMEA represented 40% and the Asia Pacific region represented 8% in fiscal 2002.

Americas

     In the Americas, the largest proportion of rooms are operated under the franchised business model primarily in the midscale segment (Holiday Inn and Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas InterContinental currently has a bias toward ownership and management. With over 2,600 hotels, the Americas represented the bulk of SCH’s hotels and approximately 52% of SCH’s hotels level operating profit before overheads and exceptional items in fiscal 2002. The key profit producing region is the US, although SCH also has representation in the branded segment in each of Latin America, Canada, Mexico and the Caribbean.

EMEA

     EMEA’s profit stream is weighted toward ownership, particularly in respect of Holiday Inn and InterContinental hotels, although there are also managed and franchised hotels for most of its brands. Comprising 570 hotels in total at the end of fiscal 2002, EMEA represented approximately 40% of SCH’s hotels level operating profit before overheads and exceptional items in fiscal 2002. The key profit producing regions are the UK, with a base of owned Holiday Inn hotels, and the main European gateway cities (for example, Paris, London and Frankfurt) with owned and leased InterContinental hotels.

Asia Pacific

     Asia Pacific represented 8% of SCH’s hotel rooms and 8% of SCH’s hotels level operating profit before overheads and exceptional items in fiscal 2002. Comprising 151 hotels in total, SCH has a strong and growing presence in Asia Pacific, an important market as currently underdeveloped parts of the Asia Pacific market are expected to generate significant growth in the hotel and tourism industry over the next decade. The region represents a good source of growth due to the current low penetration of brands offering the opportunity for SCH’s brands to build strong positions in key markets.

System Pipeline

     At September 30, 2002 SCH had formally approved franchise applications for 191 hotels with approximately 20,400 rooms, though the hotels had yet to enter the system. In addition, SCH had signed management contracts on a further 29 hotels (8,600 rooms), and these are expected to enter the system over the

Back to Contents

next two years. In addition five owned and leased hotels, with approximately 950 rooms, are also due to enter the system. Approximately 20% of the rooms at September 30, 2002 in the pipeline were in the upper upscale and upscale InterContinental and Crowne Plaza brands.

     There are no assurances that all of these hotels will open or enter the system. The construction, conversion and development of hotels is dependent upon a number of factors, including meeting brand standards, obtaining the necessary permits relating to construction and operation, the cost of constructing, converting and equipping such hotels and the ability to obtain suitable financing at acceptable interest rates. The supply of capital for hotel development in the United States may not continue at previous levels and consequently the systems pipeline could decrease.

Developments

     InterContinental Hotels. Since the acquisition of the InterContinental business, a net 18 InterContinental hotels have been added to the portfolio including, in July 1999, a 208 room hotel on Central Park South in New York, for a total consideration of $62.5 million. On December 1, 1999, SCH acquired the remaining 50% stake in the Hotel InterContinental London Hyde Park that Six Continents did not already own, for a consideration of £56 million. During fiscal 2000, SCH acquired InterContinental hotels in Austin, Texas and San Juan, Puerto Rico. In fiscal 2001, SCH acquired the Hotel InterContinental Hong Kong (see “Hotel InterContinental Hong Kong” below), and the previously SCH managed Parkroyal Wellington was acquired and became the InterContinental Wellington, New Zealand.

     On 6 December, 2001, SCH announced plans to open its first InterContinental in Boston. This is expected to open in 2005.

     SCH is carrying out a major refurbishment program at some of its leading InterContinental properties. By the end of fiscal 2002, refurbishment was completed at the InterContinental hotels in Vienna, Budapest, Madrid, Miami, New York (Barclay), San Francisco and Chicago. The refurbishment of the Paris Le Grand and Cannes commenced in fiscal 2002. The Paris Le Grand closed in December 2001 and is due to re-open in Spring 2003.

     Bristol Hotel Company. As a result of a number of transactions during fiscal 1997 and 1998, Six Continents acquired a 9.9% stake in Bristol Hotels & Resorts Inc (Bristol). In April 2000, Six Continents completed the acquisition of the outstanding 90.1% stake in Bristol, for a total consideration of $157 million. At that time, Bristol leased or managed 112 hotels (of which 100 were leased) from FelCor Lodging Trust Inc. (“FelCor”), including 59 hotels trading under the Holiday Inn brand name, 18 hotels under the Crowne Plaza brand name, six hotels under the Holiday Inn Express brand name and 29 other hotels.

     During fiscal 2001, the Bristol business was fully integrated into the SCH Americas business. This integration involved terminating a number of non-SCH branded operating leases and converting all the remaining operating leases to management contracts (mainly from July 1, 2001).

     Staybridge Suites. During fiscal 1999 SCH entered the extended-stay market with the introduction of Staybridge Suites by Holiday Inn. By September 30, 2002, 48 hotels were open, while a further 33 franchise agreements and one management contract had been signed.

     SPHC. On January 17, 2000 Six Continents acquired the business of SPHC, which operated 59 hotels in the Asia Pacific region under the Parkroyal and Centra brands, for Australian $313 million. During fiscal 2001, 8 former Parkroyal and 10 former Centra hotels were converted to SCH brands and in fiscal 2002 a further six hotels were converted, including one to the InterContinental brand. At September 30, 2002, SCH had 151 hotels and over 40,700 rooms in the Asia Pacific market.

     Posthouse. On April 4, 2001 Six Continents announced that it had acquired the entire business of Posthouse for a consideration of £810 million. Posthouse consisted of 79 midscale hotels with 12,333 rooms, of which 77 hotels were owned or on long leases and two were management contracts. 78 of the hotels were in the United Kingdom and one in the Republic of Ireland. By September 30, 2002, 67 of the Posthouse hotels had been re-branded as Holiday Inn hotels, and eight had been disposed of. A development site in Oxford, acquired as part of the business, opened as a Holiday Inn in June 2001.

Back to Contents

     Hotel InterContinental Hong Kong. On May 21, 2001 Six Continents announced that it had entered into an agreement to take ownership of the Regent Hotel in Hong Kong, for a consideration of £241 million ($346 million). The hotel, renamed the Hotel InterContinental Hong Kong, was managed by Six Continents hotels from June 1, 2001, and the acquisition was completed at the end of August 2001.

Organizational Review

     The Company’s management has recently begun a process in respect of SCH to:

•	redesign the organization to align it with the strategic priorities and speed up decision making;

•	change the management team to ensure the right people are in the right jobs;

•	reduce the cost base through eliminating unnecessary work and streamlining processes; and

•	optimize capital deployment through a rigorous hotel by hotel review to determine appropriate levels of ownership and capital expenditure.

Reducing Cost Base

     The Company expects to focus on making SCH an effective, streamlined business, capable of delivering the strategic priorities detailed above with the prime objective of driving value for the Company’s shareholders.

     As a result of these actions, the Company believes it will reduce annual ongoing overheads, excluding costs in hotels, against its cost base for fiscal 2003 by at least $50 million by the end of 2004. This sum is in addition to the elimination of an estimated $15 million in overhead costs proposed to be inherited by InterContinental PLC from Six Continents PLC as a result of the Separation.

Capital Deployment

     The Company has also commenced a rigorous review of SCH’s capital asset base with the objective of optimizing capital intensity to enable capital to be released for debt reduction, share repurchases and re-investment.

     Future capital expenditure has also been reviewed. From 2004 onward, other than specific refurbishment projects, annual maintenance expenditure on the hotel estate is expected to be approximately £100 million and expansionary capital expenditure will be limited to selective value-enhancing investment in strategically important assets or in assets generating superior returns. Where appropriate this expenditure will be funded through cash from asset disposals.

Internet

     In the business-to-consumer field, sixcontinentshotels.com (previously basshotels.com), has been at the forefront of electronic hotel reservations since it was introduced in 1995. The Internet continues to be an important communications and distribution channel for SCH sales. During fiscal 2002, 4.5 million room nights were booked via the various SCH brand websites. To maximize the potential of these initiatives, in October 2000, SCH announced it was a founding partner, along with Marriott International, Inc., Hyatt Hotels Corporation and ClubCorp USA Inc., in Avendra LLC — an internet-enabled business-to-business hospitality procurement company. SCH became a partner in Open World, an internet travel portal that allows consumers easy access to SCH’s room inventory. In fiscal 2002, SCH, along with four other hotel chains, announced the formation of Hotel Distribution System (HDS), LLC, a venture that will market hotel rooms over the internet through multiple online sites. A further innovation during fiscal 2002 was the introduction of the “Lowest Internet Rate Guarantee” program, which promises customers that they would not find a better hotel rate on the Internet than on SCH sites, or we would honor the lower rate, plus a further 10% reduction from that rate.

Seasonality

     Although the performance of individual hotels and geographic markets might be highly seasonal, due to a variety of factors such as the tourist trade and local economic conditions, the geographical spread of SCH’s hotels

Back to Contents

in almost 100 countries and territories and the relative stability of the income stream from franchising activities diminish the effect of seasonality on the results of SCH.

Competition

     SCH’s hotels compete with a wide range of facilities offering various types of lodging options and related services to the public. The competition includes several large and moderate sized hotel chains offering upper, mid and lower priced accommodation and also includes independent hotels in each of these market segments, particularly outside of North America where the lodging industry is much more fragmented. Major hotel chains which compete with SCH include Marriott International, Inc., Starwood Hotels & Resorts Worldwide, Inc., Choice Hotel International, Best Western International, Hilton Hotels Corporation, Hilton Group plc, Cendant Corporation, Four Seasons Hotels Inc. and Accor SA.

SOFT DRINKS – THE BRITVIC GROUP

Overview

     The Group holds a controlling interest in Britannia Soft Drinks Limited, the holding company for the Britvic Group, which is the second largest manufacturer of soft drinks, by volume, in the United Kingdom. The ownership of Britannia Soft Drinks Limited is split between the Group (50% plus one share held through a subsidiary of the Company), Allied Domecq Overseas (Canada) Limited and Whitbread Group PLC (both with 25% less a half share).

     The Britvic Group owns an extensive portfolio of soft drinks brands that includes Robinsons, Tango, Britvic (juice and mixers), R Whites, Amé, J2O, Purdey’s and Aqua Libra and has exclusive rights in perpetuity to Red Devil in the United Kingdom and the Republic of Ireland. The Britvic Group also holds the exclusive franchise rights in Great Britain for the Pepsi and 7UP brands under a bottling agreement (“Bottling Agreement”) dated January 5, 1987 with PBI. The Bottling Agreement expires at the beginning of 2007 and contains a change of control provision which, although not triggered by the Separation, allows PBI to terminate upon a change of control of the Britvic Group. Sales of Pepsi drinks accounted for approximately 42% of total net sales for the Britvic Group in 2002.

     The Britvic Group’s operations are split between Britvic Soft Drinks Limited which includes the Pepsi, Tango, R Whites, Britvic (juice and mixers) and 7UP brands and Robinsons. Robinsons Soft Drinks Limited, a direct subsidiary of Britvic, holds the major brands acquired since Britvic Holdings was initially set up by Six Continents, Allied and Whitbread in 1987. This includes the Robinsons and Red Devil brands and also the Amé, Purdey’s and Aqua Libra brands which were owned by Orchid Drinks Limited, a business acquired by the Britvic Group in July 2000. Sales of Robinsons products accounted for approximately 28% of total net sales for the Britvic Group in 2002. PBI owns a 10% stake in Britvic Holdings Limited, the holding company for Britvic Soft Drinks Limited but if the Bottling Agreement is terminated it will have the right to put its shares to Britvic at a price to be agreed or, failing which, at fair market value.

     The Britvic Group generated operating profits before exceptional items of £57 million on revenues of £571 million in 2001, and in 2002 the Britvic Group generated increased operating profits before exceptional items of £63 million on revenues of £602 million.

Strategy

     The goal for the Britvic Group is for it to become the United Kingdom’s leading soft drinks manufacturer. To achieve this goal, the strategy for the Britvic Group is to build its share of the major volume and value segments within the carbonated-soft drinks and still drinks markets. The Britvic Group continues to increase its market share by supporting its existing portfolio of brands and by a program of new product development and, where appropriate, acquisition.

The key aspects of the Britvic Group’s business strategy are to:

(A)	grow aggressively the still drinks segment and drive the Britvic Group’s growth above the market rate;

Back to Contents

(B)	grow the Britvic Group’s current share of the carbonates segment by focusing on investment and innovation;

(C)	become the customer’s supplier of choice;

(D)	be the most efficient company in the fast moving consumer goods sector in the United Kingdom; and

(E)	make the Britvic Group a great place to work.

Britvic’s Business and Brands

The following are the Britvic Group’s main brands:

Carbonates

     Pepsi

     Pepsi is the second largest soft drinks brand sold in the UK market. The brand is positioned as a cola for youth, a position that has benefited from a high level of marketing activity. Pepsi sponsors music and sport celebrities for its advertising including David Beckham, Britney Spears, Gareth Gates and Shakira.

     7UP

     Supported by its “Keep Cool. Think Clear” message, 7UP has become the second largest lemon and lime carbonated soft drink in the United Kingdom.

     Tango

     Tango is the number three fruit flavored carbonate in the UK market. The brand’s success has been built on industry leading advertising and as a result, Tango has high appeal to the youth advertisement awareness market.

Stills

     Robinsons

     Robinsons is the market leader in the dilutables sub-sector by value in the United Kingdom, and the second largest grocery soft drinks brand by value in the United Kingdom. Since 1998, the brand’s market share has increased significantly. The Britvic Group has utilized the strength of the brand by creating a number of sub-brands such as “High Juice”, “Fruit & Barley” and “Fruit Shoot” to appeal to different sectors within the market.

     Britvic (juice and mixers)

     The Britvic brand is the leader in the UK on-premise juices segment. While sales of traditional mixers such as Indian Tonic Water are declining, J2O, a premium exotic juice-based soft drink, which was launched in fiscal 1999, has more than offset this lost volume. In 2002, J2O sales increased by more than 100%.

     R Whites Lemonade

     R Whites Lemonade is a brand leader in premium lemonades in the UK on-premise sector.

     Adult Drinks

     Orchid Drinks Limited was acquired in July 2000 to provide the Britvic Group with established brands in the growing UK adult/functional drink sectors. The product range includes Amé, Aqua Libra, Purdey’s and Norfolk Punch. The Britvic Group acquired the UK and Republic of Ireland rights to the energy drink Red Devil in August 2002.

Back to Contents

     Other

     The Britvic Group also has a supply agreement for the sale of Abbey Well water for resale to licensed outlets and impulse buy outlets (excluding major multiples such as supermarket chains).

     In addition to successful brand acquisitions, the Britvic Group has successfully developed and maintained its portfolio of brands. It has achieved this through an active new product development program to generate new sub-brands and packaging initiatives. Notable among these successes are new sub-brands, such as J2O and Robinsons’ Fruit Shoot. In addition, the Britvic Group has introduced a series of new packaging types such as a children’s 250 ml pack for the Tango brand together with successful flavor extensions such as Tango Cherry and limited edition seasonal Robinsons flavors.

Competition in the Soft Drinks Market

     The Britvic Group’s brands compete with many multi-national, national and regional producers and private label suppliers. The Britvic Group’s main competitor in the United Kingdom is Coca-Cola Enterprises (Coca-Cola, Fanta, Sprite, Dr Pepper, Schweppes and Lilt), which is the overall soft drinks market leader (in terms of market share). The Britvic Group also faces significant competition from GlaxoSmithKline (Lucozade and Ribena), AG Barr (Irn-Bru and Orangina), Proctor & Gamble (Sunny Delight) and Tropicana UK Limited (fruit juices), which are each strong within specific sectors of the market. A number of smaller manufacturers dominate their individual sector and their combined influence is becoming more important. Another significant player is Red Bull (energy drink).

Production and Distribution

     In fiscal 2002, the Britvic Group had six production plants which produced over 1.2 billion liters of soft drinks during the year and operated 12 retail distribution depots as well as a national distribution center for supplying the on-trade and off-trade.

Marketing

     The success of the Britvic Group’s brands depends upon their quality and value for money and on brand marketing. Over the past three years, the Britvic Group spent an average of approximately 19% of gross revenues on brand advertising, promotional and other related expenditure.

     Britvic Group products are available in a wide variety of outlets in the United Kingdom, including grocery stores, supermarkets, gas stations, other non-licensed premises, off-licenses and restaurants, pubs, clubs and other licensed premises.

     The Britvic Group has more than 52,000 dispense units installed in pubs and other trade outlets, including catering establishments. These installations produce mainly carbonated soft drinks from concentrates supplied by the Britvic Group. It also supplies over 19,000 vending machines which dispense a range of soft drinks in both cans and plastic bottles.

Reliance on Supplies

     Fruit juice concentrates and other fruit raw materials, which are important ingredients for many of the Britvic Group’s products, are obtained from various sources worldwide. One of the principal raw materials used by the Britvic Group is sugar. Adequate supplies of bulk sugar are available for the foreseeable future, although the Britvic Group is obliged to purchase its sugar requirements in the EU market, where prices are considerably higher than in other markets.

Reliance on Customers

     As a result of the sale of the Group’s brewing operation to Interbrew on August 22, 2000, the Britvic Supply Agreement requires the Britvic Group to sell soft drinks to Interbrew for a term of five years. Interbrew in turn is required to purchase certain quantities of soft drinks to meet its minimum purchasing requirements.

Back to Contents

Seasonality

     The volume of sales in the soft drinks business may be affected by weather and is seasonal, peaking in the summer months and at the time of festive holiday occasions, such as Christmas (the first and fourth quarters of the Group’s fiscal year).

Regulation

     The Food Safety Act 1990 effectively raised the quality standards demanded in the soft drinks industry. The Britvic Group has actively participated in the industry discussion processes which, it is believed, will ultimately result in legislation governing soft drinks products sold in the EU market.

RETAIL – SIX CONTINENTS RETAIL

Overview

     Six Continents Retail is the United Kingdom’s leading operator of managed pubs, bars and restaurants (in terms of sales and number of sites), with a particular focus on high-take sites. SCR’s high quality, predominantly freehold estate comprises over 2,000 sites, spread throughout the United Kingdom and includes over 40 sites in Germany. As at September 30, 2002, SCR had tangible fixed assets with a net book value of approximately £3.5 billion, including £0.7 billion of revaluation.

     SCR has a wide brand portfolio, with a number of segment-leading and well established brands providing targeted offers for a variety of consumer groups, locations and occasions.

     The following chart depicts how SCR’s UK brands are targeted by location or by primary occasion (drinks or food), together with the number of sites for each as at September 30, 2002:

	Drinks-led	Food-led

Residential	Ember Inns (137)	Vintage Inns (196)
	Sizzling Pub Co. (96)	Harvester (150)
	Scream (90)	Toby Carvery (70)
	Arena (53)	Innkeeper’s Fayre (24)
	Unbranded (466)	Unbranded (97)

City Center	O’Neill’s (91)	All Bar One (53)
	Goose (44)	Browns (15)
	Edward’s (40)	Unbranded (0)
Flares (22)
Unbranded (353)

SCR’s accommodation brands (Express by Holiday Inn and Innkeeper’s Lodge), the ten pin bowling operation (Hollywood Bowl) and the branded bar and brasserie chain in Germany (Alex) are not shown in the chart above.

     Within each quadrant, the relevant brands target different consumer groups or occasions. For example, within residential, drinks-led sites, Ember Inns is for the quiet drink occasion; Sizzling Pub Co. is focused on local drinking with ‘value for money’ pub food; Scream is aimed at students; and Arena targets sports and entertainment occasions. In total over 1,100 of the SCR’s sites are branded, of which over 800 are in residential areas.

     In addition SCR has a large estate of over 900 unbranded pubs and restaurants including those forming the conversion pipeline to its brands and formats.

     In 2002, SCR generated operating profits of £288 million on revenues of £1,475 million, delivering a post-tax cash return on cash capital employed of over 10%.

     SCR’s senior management team has built and developed its business by:

Back to Contents

•	re-aligning its property portfolio thorough carefully chosen disposals and targeted acquisitions;

•	developing, rolling out and sustaining high quality and distinctive brands (such as Vintage Inns, Toby Carvery, All Bar One, O’Neill’s and Ember Inns) which cater to modern eating and drinking trends and which have broad demographic appeal, targeting the wider audience that now frequent pubs and restaurants;

•	acquiring selected brands (Harvester, Browns and Alex) to complement SCR’s existing portfolio and rolling them out;

•	developing its expertise and infrastructure in purchasing and logistics management, particularly focusing on realizing economies of scale across all categories of the supply chain (especially food) to obtain better quality products on better terms; and

•	introducing reward packages for its licensed house managers to encourage their participation in growing the profits of the business.

     The growth in SCR’s turnover and profits primarily stems from brand and format roll-out to new sites and from sales and profits uplifts on conversion of existing sites to brands and formats. Thereafter, site sales tend to be broadly flat (or marginally declining), with pubs and bars tending to show slight declines after year one, and restaurants and accommodation showing slight growth after year one. Longer-term profit growth is also driven by scale efficiencies, through, for example, increasing staff productivity, supply chain gains and reducing central costs.

History

     Prior to 1989, the involvement of Six Continents (then known as Bass PLC) in pubs was a vertically integrated brewing and retailing company with regional operations covering both brewing and pubs. In 1989, Six Continents was reorganized and, in the process, created a drinks-led retail business with a managed and leased estate of over 7,000 sites. As a result of the Beer Orders, which restricted the number of pubs which brewers could tie to their products, Six Continents disposed of over 2,700 pubs and bars by November 1, 1992.

     In the ten year since then, SCR has undergone a major transformation in its operations, with a number of significant acquisitions and disposals during this period and focused investment to reposition its estate in terms of geography, sales mix and branding.

     In realigning its estate portfolio, SCR retained the strongest sites from its former Bass PLC estate (approximately 1,100 sites from around 7,400). In 1995, SCR acquired the Harvester chain from Forte plc. In 1997, SCR acquired the Browns chain of seven restaurants. Following the disposal of most of the Six Continents’ entertainment business in 1997 and 1998, Hollywood Bowl was transferred to SCR. In 1998, SCR largely disposed of its leased pub business and acquired the Alex brand in Germany.

     SCR also increased the size of its estate by acquiring 550 high-potential former Allied Domecq sites, out of approximately 3,500 sites, from Punch (ADR Joint Venture Company) Limited in 1999. In addition, during this ten year period, SCR acquired over 400 carefully selected new sites and new builds. In 2001, SCR sold to Nomura an estate consisting of 988 smaller unbranded pubs with limited growth potential as managed pubs.

     Over the ten year period up to September 30, 2002, SCR has realized cash proceeds of £1,600 million through disposals and has achieved a profit of £158 million on disposals against book value.

     Further details of the activities of SCR, including geographic and brand segmentation, are set out below.

Strategy

     SCR’s strategy is to capitalize and build on its position as the leader in the UK managed pub and pub-restaurant sector, to drive returns, cash generation and long-term earnings growth and to create value for the Company’s shareholders.

     SCR intends to continue to implement its strategy by:

Back to Contents

•	owning and developing licensed properties with high average weekly take (“AWT”), maintaining high levels of amenity, service and value;

•	evolving its retail brands and formats to gain market share and, as appropriate, creating new consumer offers;

•	delivering high returns on incremental capital invested, by developing prime sites into these brands and formats; and

•	generating additional cost, margin and revenue benefits from unit, brand and corporate scale, to consolidate its leading position in its market.

     Successful implementation of this operational strategy would enable management to drive longer-term earnings growth and freehold capital appreciation through the ongoing development of SCR’s estate and, by taking advantage of specific value-enhancing disposal opportunities, for instance due to the higher valuations being achieved through unlicensed use, to realize value for the Company’s shareholders through dividends and, where appropriate, returns of capital.

     This strategy highlights the importance of SCR’s high quality estate in enabling SCR to drive value from its portfolio of both branded and unbranded sites, without over-exposure to any particular segment of the market.

     Further detail on strategy for SCR can be found in this Item 4 within the descriptions of the “Pubs & Bars” and “Restaurants” segments.

Owning and developing licensed properties with high AWT

     SCR’s development strategy, focused on a carefully selected estate of high-take managed pubs, contrasts with the leased business model, which SCR believes is more appropriate for large estates of smaller pubs, with high financial leverage.

     The combination of high amenity, from initial investment and subsequent maintenance, and an emphasis on service and value drives customer appeal and sales, as shown by the high AWT per site, approximately three times the industry average. Large-take sites benefit from enhanced employee productivity, contributing to strong cash returns.

     SCR’s strategy is, where possible, to own the freehold of such sites, particularly in residential areas, to participate not only in the operational returns, but also in any uplift in the property value created through investment and from the underlying appreciation associated with the value of the licence. The £0.7 billion revaluation demonstrates the uplift generated in site values in the past (up to the last revaluation in 1999).

Creating and evolving sustainable consumer brands and formats

     The Company considers that continued success can be achieved in evolving and developing SCR’s consumer brands and formats in the future through:

•	pro-actively anticipating consumer needs and changing trends to evolve existing brands and to continue to develop new brands and formats in order to maintain and enhance their appeal in light of changes in consumer tastes and groups;

•	driving excellence in operational delivery, such as clean sites, quick service, friendly staff, thereby enhancing the brand’s ‘appeal’ to the end consumer and building brand allegiance; and

•	motivating and empowering employees, for example, through incentive schemes and investing in technical and service training.

Developing prime sites into SCR’s brands and formats

     The Company believes that SCR has significant growth potential from converting an existing pipeline of some 500 sites (principally in residential areas) to its brands and unbranded formats over the next three to four years, at an estimated average cost of £250,000 per site going forward, in order to drive strong sales uplifts and high incremental returns on investment. In addition, the Company intends that SCR will continue to add to its

Back to Contents

estate through selective new site acquisitions which have high unit sales potential and which meet SCR’s rigorous site and investment criteria.

     SCR’s existing plans target the majority (around 80%) of its capital investment over the next three to four years on the residential pub and pub-restaurant segments, where the Company believes that the balance of supply and demand is currently more attractive than the city/town center. This will be driven through further conversions of existing pubs to brands such as Ember Inns, Vintage Inns, Toby Carvery, Sizzling Pub Co. and operating formats. SCR’s management is also currently piloting various low-cost brand templates in order to allow for roll out to certain sites where the full cost format may not be economically viable, so as to maximize asset productivity and maintain attractive returns.

     SCR’s management will continue to evaluate sites very carefully, as certain sites are more appropriate to trade as branded sites; or can better achieve their maximum potential by trading as individual (unbranded) sites, for example, the White Horse in Parsons Green, London and The Horseshoe Bar in Glasgow, or which may achieve greater value through alternative use or ownership.

     SCR will also continue its program of disciplined maintenance investment on existing sites to sustain and, where appropriate, improve amenity levels in order to enhance customer appeal and preserve the value of the assets.

Generating scale benefits

     As the largest managed pub, bar and restaurant operator in the United Kingdom (measured by sales and number of sites), SCR strives to maximize the benefits from economies of scale. The development of high-take and high-return sites drives overall sales growth and provides margin benefit, through, in particular:

•	purchasing and supply chain initiatives – SCR is progressively starting to gain access to both the product range and the trading terms of non-tied beer supply, as its minimum purchase obligations are reduced year on year ahead of the end of its principal beer supply contract resulting from the sale of Bass Brewers. The 10% growth in food sales in 2002 has also led to further significant reductions in central purchasing and delivery costs;

•	enhanced employee productivity (both retail and corporate staff) – SCR’s investment in scheduling systems has enabled management to react rapidly to daily sales trends and its investment in training has equipped staff to do their jobs more efficiently. Management expects to build on the 4% increase in staff productivity achieved in 2002 (against an 11% increase in the UK national minimum wage) by continuing to vary employment costs in response to fluctuations in sales; and

•	central cost efficiencies – SCR expects its ongoing program of overhead cost rationalization to produce further annualized savings of £10 million as a result of actions already taken in fiscal 2003 to reduce headcount and associated direct and indirect costs reductions, and to rationalize other central expenditure, principally in support functions. By continually streamlining its processes, SCR has been able to reduce its headcount in support functions outside its sites by over 40% over the last five years.

     As a result of SCR’s corporate scale and flexible infrastructure, the Company believes that SCR is well placed to take advantage of any further industry restructuring and consolidation opportunities which would create shareholder value. However, the focus of SCR’s strategy is on organic development.

Developments

     During the past three fiscal years, SCR has:

•	invested net capital expenditure of £227 million, £288 million and £204 million in 2002, 2001 and 2000, respectively. Of this, £55 million in 2002, £102 million in 2001 and of £34 million in 2000 have been spent on developing approximately 400 of the former Allied Domecq managed pubs into existing SCR brands and formats;

•	sold an estate of 988 smaller unbranded sites, with limited growth potential as managed pubs, to Nomura in 2001 for £625 million; and

Back to Contents

•	acquired 550 former Allied Domecq sites from Punch (ADR Joint Venture Company) Limited in 2000, for a consideration of £179 million in cash (excluding costs) and the issue of 79 million new Six Continents shares (equivalent to a total consideration of £945 million).

SCR’s overall post-tax cash return on cash capital employed on the former Allied Domecq sites is 7.3%, including disruption from closure during conversion and the decline in profits of those sites yet to be developed. While this return is lower than the level anticipated at the time of the acquisition, it is still above SCR’s expected weighted average cost of capital, as estimated by the Company. On those former Allied Domecq sites which have been converted and open for a full year, the post-tax return on cash capital employed is 8.6%.

Segmental Information

     The SCR business is currently structured into two main business areas:

•	Pubs & Bars Division, focusing on the drink and entertainment-led sites; and

•	Restaurants Division, focusing on the food and accommodation-led sites.

Geographic Segmentation

     Predominantly all of SCR’s turnover and profit arises from operations in the United Kingdom.

     SCR is well diversified geographically within the United Kingdom and covers England, Wales, Scotland and Northern Ireland.

     An approximate breakdown of SCR’s UK sales as a percentage of total sales based on regional sales figures in fiscal 2002, is set out below*:

%

Greater London	21
South East	20
West Midlands	16
Yorkshire and Humberside	10
North West	8
Scotland	5
South West	5
East Midlands	4
Northern	4
Wales	4
East Anglia	1

Total UK	98
Germany	2

TOTAL	100

*	In fiscal 2002, sales in Northern Ireland accounted for approximately 0.1% of total SCR sales.

     Historically, SCR was heavily concentrated in the main UK industrial areas of the North and Midlands. However, following a number of disposals and the acquisition of 550 former Allied Domecq sites to reposition the estate in 1999, SCR believes that the Group now has a much more balanced presence across the United Kingdom.

     The German business comprises the Alex brand and one All Bar One site, which opened in Cologne in fiscal 2002, and represents around 2% of SCR’s sales for 2002. Alex sites are located in many of the major cities in Germany.

Back to Contents

Activity Segmentation

     The following table shows turnover and operating profit by activity and percentage contribution of each activity for each of the three years ended September 30, 2002, 2001 and 2000.

Year ended September 30				Year ended September 30

2002	2001	2000		2002	2001	2000

%				(£ million)
			Turnover (1)
58.7	53.4	48.9	Pubs & Bars	866	832	818
41.3	36.2	31.1	Restaurants	609	564	520
—	10.4	20.0	Inns and other (2)	—	161	336

100.0	100.0	100.0	Total	1,475	1,557	1,674

			Operating Profit (1)
66.0	61.3	53.8	Pubs & Bars	190	187	186
34.0	28.5	24.5	Restaurants	98	87	85
—	10.2	21.7	Inns and other (2)	—	31	75

100.0	100.0	100.0	Total	288	305	346

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange of £1=€1.60 (2001 £1=€1.62, 2000 £1=1.62).
(2)	Relates to turnover and income in respect of the pubs sold to Nomura in 2001.

The Pubs & Bars Division

Overview and Strategy

     The Pubs & Bars Division comprises SCR’s drinking-out and entertainment-led sites. As at September 30, 2002, it had 595 branded sites and 841 unbranded sites and reported sales of £866 million and operating profit of £190 million in fiscal 2002.

     The most important brands are Ember Inns, Sizzling Pub Co. and Scream in residential areas, O’Neill’s in city and town center locations and Hollywood Bowl (ten pin bowling in suburban leisure parks). The Pubs & Bars Division also includes the smaller brands of Arena (in residential areas) and Flares, Edward’s and Goose (in city centers). The unbranded sites include individual pubs and pubs operating to a consistent format (for example residential pubs for metropolitan professionals). Most of the remaining unbranded sites, located in residential areas and town centers, form the pipeline for future conversion to brands or operating formats.

     The Company believes that the current balance of supply and demand in the residential pub sector is more attractive than city/town centers, and therefore SCR’s investment focus in the next three to four years is planned to be weighted towards conversions to the residential brands and formats (particularly Ember Inns, Sizzling Pub Co. and the metropolitan professional format) and on new site acquisitions for the Hollywood Bowl brand.

     In both residential and city center sites, the Company intends that SCR will continue to refresh and evolve its brands and formats so that they can continue to meet consumer needs (for example, by improving the quality of service, food and drink in its pubs and bars, offering a wider range of soft drinks, wine, premium packaged spirits and lagers and by responding to the trend towards later hours drinking).

Back to Contents

     The table below shows the number of SCR’s pubs and bars at the end of each of the last three fiscal years:

	As at September 30
Pubs & Bars	2002	2001	2000

Ember Inns	137	110	52
Sizzling Pub Co.	96	23	—
O’Neill’s (1)	91	89	70
Scream	90	85	71
Arena	53	30	23
Goose	44	39	14
Edward’s	40	33	26
Hollywood Bowl	22	21	21
Flares	22	13	—
Other branded	—	—	8

Branded	595	443	285
Unbranded (managed)	819	971	1,084

Total managed sites	1,414	1,414	1,369
Supported Agreements to Trade	8	—	—
Leased sites	14	14	14

Total	1,436	1,428	1,383	(2)

(1)	Includes one site operating under a franchise agreement in 2002.
(2)	Excludes 988 sites sold to Nomura, SCR’s Jersey operations sold in July 2001 and other individual site disposals.

Pubs & Bars Brands

     SCR’s key brands in the Pubs & Bars Division are:

Residential

     Ember Inns – (Launched: 1999) Ember Inns are local pubs retaining their individual name, presented in a contemporary style and offering high quality drink, food and service. They are normally in prominent locations, with extensive car parks, in residential areas, and target a wide range of adults. The brand was awarded The Publican’s 2002 Retail Brand of the Year Prize for being the best new brand concept and the 2003 Retailers’ Retailer of the Year award for the best newcomer.

     Sizzling Pub Co. – (Launched: 2001) Sizzling Pubs are also generally based in residential areas and aim to offer a great local drinking pub serving “value for money” food on hot (sizzling) skillets. Sizzling Pubs target those aged 25 and above and also cater for families.

     Scream – (Launched: 1995) Scream is the leading student pub brand in the United Kingdom and is located on or near university campuses and lodgings. It offers students significant savings through a student discount card, the Yellow Card. Its target audience is students, typically aged between 18 and 25 years. It is continually evolving in terms of promotional activity, decor and product mix to reflect ever-changing student trends.

City/Town Center

     O’Neill’s – (Launched: 1994) The Company believes that O’Neill’s is the largest Irish bar brand in the world and aims to offer the lively and fun atmosphere of the “Craic”. It is located in city/town centers and also on suburban high streets (main streets). O’Neill’s is targeted towards 18-35 year olds. It offers table service and, in larger sites, entertainment through music rooms. SCR is piloting branded franchises as a means to achieve further growth and enhanced returns on its investment.

Back to Contents

Bowling

     Hollywood Bowl – (Launched: 1992) Hollywood Bowl offers ten pin bowling, food, drink and amusement games facilities in a family-friendly environment. Hollywood Bowl’s target audience consists of families, young people (aged 14-35), corporate groups and league bowling clubs. Most are located in retail/leisure parks next to multiplex cinemas.

Other brands

     In addition to SCR’s key brands set out above, other brands in the Pubs & Bars Division include:

     Arena – (Launched: 1999) These pubs are generally located in residential areas and aim to offer an alternative to the ‘big night out’ away from the city center with entertainment such as live bands and large screens for sporting occasions.

     Goose – (Launched: 1996) Goose sites are located in city centers and are traditional pubs offering food and drink at extremely competitive prices.

     Edward’s – (Launched: 1996) Edward’s are generally spacious bars which aim to cater to lunchtime diners and provide DJ-led entertainment in the evening with a target audience of style conscious 18-25 year olds.

     Flares – (Launched: 1997) Flares is a late night dancing and drinking venue with DJs playing 1970’s retro music.

Unbranded Pubs and Bars

     There are 841 unbranded sites, which trade as:

Operating Formats

     There are currently two types of operating formats:

     “Metropolitan Professionals” are individual residential pubs that have been renovated. They are predominantly located in London and target young professionals. They do not display a brand name; however they have some similar characteristics (e.g. in the menu and wine list); and

     Nicholsons are central London pubs located in a “character” building. The pub name is retained with some additional Nicholsons’ signage. Nicholsons primarily caters for city workers and tourists, offering traditional pub food and drink.

Individual Pubs and Bars

     These unbranded pubs include individual, “classic pubs” distinct in their own right (i.e. due to architecture, history or being close to a tourist attraction), individual nightclubs, gay pubs and other sites, which are well known locally due to their location or popularity. There are currently no plans to convert these sites, as the Company considers that it can achieve their maximum potential by remaining unbranded sites. In addition, there are other unbranded pubs and bars, which are being evaluated by management and which include sites currently identified for future conversion to SCR’s brands or formats.

Supported Agreements to Trade (“SATs”)

     SCR is also piloting a system of SATs, whereby SCR enters into a support agreement with a third party under which, for an annual fee, SCR provides goods and services (such as IT systems, menu support, telephone helpdesk and the ability to participate in bulk purchasing carried on by the rest of its estate). SCR retains ownership of the property and leases it for a commercial rent. As at September 30, 2002, there were eight SATs in operation.

Back to Contents

Leased Sites

     SCR continues to lease to third parties a small number of pubs, which it decided to retain on the disposal of its leased estate. These pubs will be converted to managed pubs once the lease expires.

The Restaurants Division

Overview and Strategy

     The Restaurants Division comprises the eating-out and accommodation-led sites and includes 440 branded pub-restaurants such as Vintage Inns, Harvester and Toby Carvery in residential areas; 97 residential unbranded pub-restaurants; and 68 brasserie restaurants in UK city centers under the brands of All Bar One and Browns. There are 41 sites in Germany, all but one of which are under the Alex brand. Express by Holiday Inn and Innkeeper’s Lodge offer mid-scale/budget accommodation and are generally located adjacent to pub-restaurants. Management and financial reporting are integrated with that pub-restaurant.

     In 2002, the Restaurants Division reported sales of £609 million and operating profit of £98 million.

     SCR’s focus of investment in the next two to three years is planned to be weighted towards new site acquisitions in the pub-restaurant market, particularly sites that are suitable for conversion to Vintage Inns and Toby Carvery, together with associated accommodation, where appropriate. SCR has been reviewing a number of smaller Harvester sites for conversion to formats such as Sizzling Pub Co. and Ember Inns, which are less labor intensive, in light of the rise in employment costs driven by the UK national minimum wage. In addition, the Company intends that SCR will continuously evolve its restaurant offers to anticipate changing consumer trends (for example, the growth of informal dining and, as consumers become more discerning, a higher quality and wider variety of food and drink, particularly wine).

     The table below shows the number of SCR’s restaurants at the end of each of the last three fiscal years:

	As at September 30
Restaurants (1)	2002		2001	2000

Vintage Inns	196		179	151
Harvester	150		150	130
Toby Carvery	70		64	39
All Bar One	53		54	54
Innkeeper’s Fayre	24		16	16
Express by Holiday Inn	23		18	16
Browns	15		13	11
Other branded	—		—	71
Alex (Germany)	41	(2)	30	19

Branded	572		524	507
Unbranded	97		115	128

Total	669		639	635

(1)	The table does not include Innkeeper’s Lodge (accommodation) which are located adjacent to pub-restaurant sites (64 sites as at September 30, 2002).
(2)	Includes one All Bar One in Cologne but does not include six franchised outlets of Alex.

Restaurant Brands

     SCR’s major UK restaurant brands are:

Residential

     Vintage Inns – (Launched: 1994) These are traditional food-led country pubs serving freshly cooked food and a range of high quality wines at reasonable prices. They display the individual pub name with subtle branding on menus and signage. Vintage Inns are targeted at a wide range of age groups, particularly those over 40.

Back to Contents

     Harvester – (Established: 1978; Acquired: 1995) Harvesters are pub-restaurants in suburban roadside locations, principally targeting families. They offer a “country” setting and are well known for Spit Roast Chicken, Smoked Ribs and Salad Cart. The offer is currently being evolved to reflect the changes in consumer demand away from the traditional service style offer to a more informal offer highlighting the freshly prepared food made from seasonal ingredients.

     Toby Carvery – (Established: 1973; Relaunched: 1998) Toby Carvery is the leading brand in the UK carvery sector (in terms of number of sites and sales) and aims to offer a “good value” varied menu of roasts and other traditional dishes. The sites are generally in suburban roadside locations and are aimed at a wide range of age groups and Sunday lunch diners.

City/Town Center

     All Bar One – (Launched: 1994) Classic cosmopolitan bars serving food and drink in a clean, bright contemporary environment, positioned in city center locations (primarily in London). Recently, SCR has enhanced the snack and food offers available, introduced table service and extended the range of good quality wines on sale. All Bar One’s target audience consists of metropolitan professionals (especially women). The brand won the Retailers’ Retailer of the Year award for best concept in 1999 and a trial site has also been opened in Cologne, Germany.

     Browns – (Established: 1973; Acquired 1997) SCR acquired the Browns chain of seven restaurants in 1997. Browns restaurants are located in city centers around the United Kingdom and aim to offer casual, elegant, brasserie dining all day, often in landmark architectural buildings. The target audience consists of metropolitan professionals and tourists.

Other brands

     In addition to SCR’s major UK brands set out above, the Restaurant Division also includes Innkeeper’s Fayre, a family dining pub-restaurant with children’s play dens.

Accommodation

     SCR has approximately 100 sites which offer accommodation above or adjacent to the pub-restaurant or pub with over 3,000 rooms and generating £35 million of accommodation revenue in 2002, as well as driving additional food and beverage trade in the associated pub-restaurant. In 87 of these sites, the accommodation offer is branded as either Express by Holiday Inn or Innkeeper’s Lodge.

     Express by Holiday Inn – (First franchise operated: 1996) These are modern, purpose built mid-scale limited service hotels. SCR is the major Express by Holiday Inn franchisee in the United Kingdom.

     Innkeeper’s Lodge – (Launched: 2001) Innkeeper’s Lodges are typically smaller than Express by Holiday Inn sites and offer informal value rooms above or adjacent to pub-restaurants such as Toby Carvery and Vintage Inns.

Unbranded Pub-Restaurants

     There are currently 97 unbranded pub-restaurants, all of which are in residential areas. These include individual pub-restaurants and pipeline sites for conversion to SCR’s brands.

Germany

     SCR acquired the Alex business in 1998 (as an initial trial in transferring SCR’s branded chain licensed retail expertise to Germany, the market most similar to the United Kingdom in terms of the drinking out sector) and has since expanded it to 40 managed sites. There are also six franchised sites. In addition, there is now one All Bar One site in Cologne. All the operations in Germany are conducted through SCR’s German subsidiary, Six Continents Retail Germany GmbH. Performance and hence returns have been lower than expected, primarily as a result of poor economic conditions in Germany, exacerbated by fixed property costs. SCR will not consider

Back to Contents

further expansion of Alex or All Bar One in Germany, unless and until German economic conditions improve; however, the Company believes that the SCR business should benefit from any future upturn in Germany.

     Alex – (Acquired: 1998) Alex is the leading branded licensed retail chain in Germany, in terms of sales and number of sites. The city center bars and brasseries offer all day menus and drinking. Alex sites are aimed towards shoppers and office workers during the day and 18-35 years olds in the evening.

Marketing

     SCR operates a portfolio of brands and formats, each of which has a distinct customer, service offer, product range and price point. The major marketing activities to drive sales therefore focus on:

•	maintaining the relevance of brands and formats through the evolution of the range of drinks, menus, pricing activity, design and service innovation;

•	promoting brands and formats through national and local advertising (for example, Hollywood Bowl by radio), promotions (for example, wine festivals at Ember Inns) and public relations;

•	developing new formats to serve new audiences and demand patterns. SCR applies a rigorous brand management structure to its business, allied to an investment in consumer insight; and

•	developing controlled specific promotional and pricing initiatives targeting the most price-sensitive brands, products and occasions which are expected to result in SCR re-investing around 1% of its gross margin in the second half of fiscal 2003.

Key Competitors

     SCR’s pubs and restaurants compete in a market that has been undergoing significant structural changes in recent years. Some brewers have exited from brewing activities altogether and sold off their leased and smaller managed pubs to focus on high margin branded assets or other interests, allowing new pub retailing companies to enter the market. In addition, financially leveraged companies have become more common in pub ownership; around 30% of pubs are now owned by financial institutions or highly leveraged companies, compared with only 2% in 1997.

     Following this industry restructuring and consolidation, SCR’s key competitors (in the eating out and drinking out market) in the United Kingdom now include:

•	operators of managed sites, including Whitbread PLC (with brands such as Brewers Fayre, Beefeater and Travel Inn) Scottish & Newcastle plc (with brands such as Chef & Brewer and Premier Lodge), SFI Group plc, Spirit Group Limited, Wolverhampton & Dudley Breweries plc, Greene King plc, Laurel Pub Holdings plc, Luminar plc (which includes 163 nightclub sites), JD Weatherspoon plc, Regent Inns plc and Yates Brothers plc;

•	lessees/tenants of leased pub estates, including those owned by Enterprise Inns plc, Coinmajor Limited (trading as Unique and Voyager), Punch Taverns PLC and Pubmistress Limited;

•	smaller multiple and single pub operators, and independently owned freehouses, clubs, nightclubs, wine bars, restaurants, entertainment centers and other providers of leisure facilities; and

•	independently operated, single or multiple owned restaurants as well as branded restaurant chains (e.g. Pizza Express, ASK and City Centre).

     SCR’s pubs, bars and restaurants also compete with home-based entertainment and the trend towards drinking at home.

     As at September 30, 2002, the Group accounted for only 3% of the UK managed pub/bar industry by number of sites and it had an estimated market share of over 9% by sales.

Back to Contents

Key Supply Partners

     Despite the relatively low number of suppliers, no one food or drink or leisure supplier to SCR represents more than 15% of the total value of goods supplied.

     SCR is contractually bound to use certain suppliers: as a consequence of the disposal of Six Continents’ former brewing business to Interbrew UK Holdings Limited (and Interbrew’s subsequent part disposal to Coors), SCR entered into a beer supply agreement in 2000, to purchase a minimum amount of certain specified products for a term of five years from that date. Coors’ brands now represent approximately 37% of SCR’s alcoholic drink purchases. In addition, as part of the acquisition of the 550 former Allied Domecq sites, SCR is contractually bound to purchase a fixed minimum volume of Carlsberg-Tetley products until December 12, 2007, which in fiscal 2002 represented 8% of its alcoholic drink purchases.

Regulatory Environment

     The sale of alcohol in the United Kingdom is a highly regulated industry governed by the licensing system. Licensing covers most premises where alcohol is sold, such as pubs, off-licenses, restaurants and supermarkets. This section refers to regulations in the United Kingdom and references herein to Government or Parliament are references to the Government or Parliament of the United Kingdom.

Legislation – Licensing Reform

     The retail sale of alcohol in the United Kingdom is currently governed by a licensing system set out in the Licensing Act 1964. Pubs – known as “on-trade” business – generally require a full on-license in order to sell alcohol on the premises. The license is generally held by the manager or landlord. That person has to satisfy the licensing authorities that, amongst other things, he/she is a fit and proper individual to hold such a license.

     Other types of license which may be required in the “on-trade” include gaming machine permits in respect of installing and operating AWP machines, “supper hours” certificates to extend the permitted hours for selling alcohol by one hour (where the sale of alcohol is ancillary to a substantial meal) and entertainments licenses for dancing and certain live performances.

     On-licenses must currently be renewed every three years and may be revoked at any time for serious cause, including violation by the manager or landlord or his/her employees of any law or regulation, such as those regulating the minimum age of patrons or employees, advertising and inventory control.

     On November 15, 2002, the Government presented a new licensing bill to Parliament. The key changes being proposed are:

•	the transfer of the management and the licensing system from local magistrates courts to local authorities, i.e. from the legal system to the local government system. However, license holders will retain the right of appeal to the magistrates court. In theory, this change should have little impact on the basic structure of pub licensing, but in practice this change means that any new pub, as well as all existing pubs, will have to submit details of its operating plan and will now face greater scrutiny from police and local residents;

•	greater flexibility with respect to pub opening hours and it is likely that the current stringent limits on late-night trading will be relaxed. While longer opening hours will undoubtedly have cost implications, the Company believes that this change may benefit pubs where there is a demand for later hours drinking; and

•	a dual system of longer-term premises licenses and personal licenses.

     The bill proposing these changes has yet to pass through both Houses of Parliament and much of the detail, including the fee levels for premises or personal licenses, has still to be drafted. Furthermore, national guidance from the Secretary of State will determine much of the practical implication of the new legislation. Royal Assent is expected in July 2003, with expected implementation by Spring 2004 to coincide with the existing triennial renewal period.

Back to Contents

Gaming Regulations

     In 2002, AWPs represented around 3% of SCR’s turnover. The Gaming Act 1968, along with subsequent legislation, is the key source of current gaming and amusement machine legislation which impacts on SCR’s business.

     Under this legislation, liquor licensed premises are allowed to deploy AWPs with the permission of local licensing magistrates. The current maximum level of stake and prize for a single game is 30 pence and £25, respectively. Proposed changes to the current gambling legislation are under consideration by the Government which include making play by under 18 year olds illegal (although SCR already abides by a voluntary code to this effect) and passing the control of the number of AWPs from licensing magistrates to local authorities. The other areas of change relate to categories of machine permitted in casinos, licensed betting offices, bingo amusement arcades, family entertainment centers and motorway service stations.

     Under the proposed legislation, existing licensed premises would be allowed to retain their current number of AWPs. New licensed premises are likely to be entitled to two AWPs (currently pubs do not have an automatic right to any AWPs) with discretion for local authorities to increase such entitlement, based on national guidance that is currently being considered by the Government in consultation with the pub industry. In addition, following lobbying by the pub and gambling industries and irrespective of any new overarching gambling legislation, reviews aimed at increasing the maximum levels of stakes and prizes will continue. The industry is seeking a maximum level of stake and prize for a single game of 50 pence and £50, respectively, in January 2005. Furthermore, payment method deregulation is expected within the next 18 months that will allow AWPs to accept notes for play; at present only coins or tokens can be used.

     The Company believes that the new legislation may result in increased competition in gaming but also increase the appeal of gaming in pubs (through payment deregulation and the number of machines on licensed promises). The Company believes that, on balance, the ultimate effect will probably be at least neutral on SCR’s business but will keep the proposed gaming legislation under close review.

Drink Driving

     The European Commission has recommended that all countries in the EU adopt the same drink and drive limit of 0.5mg/ml blood alcohol concentration. A lower level of 0.2mg/ml would be adopted for younger and inexperienced drivers. It is not known when the EU directive will come into force. The current legal limit in the United Kingdom is 0.8mg/ml and, as car drivers and passengers account for 40% of pub visits, this legislation could affect trading in SCR’s rural and suburban pub and restaurant sites.

Employment Legislation

     In the United Kingdom, the Working Time Regulations (the “Regulations”) came into effect on October 1, 1998 and control the hours employees are legally allowed to work. Under the legislation, workers may only be required to work a 48 hour week (although they can choose to opt out and work longer if they wish). The Regulations also lay down rights and protection in areas such as minimum rest time, days off and paid leave. Many of SCR’s employees are covered by the Regulations, and most of its licensed house managers have signed voluntary opt outs which allow them to work longer than the 48 hour work week. The retention of the opt out and guidance as to who is covered by the Regulations is expected to be under review in 2003.

     In addition, under the Equal Treatment Directive, part-time employees can claim the same rights as full-time employees.

     In the United Kingdom there is a national minimum wage (“NMW”) under the National Minimum Wage Act. The NMW was £3.60 per hour in 1999, £3.70 per hour in 2000, £4.10 per hour in 2001 and £4.20 per hour as of October 1, 2002. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government. Staff costs have increased in both pubs and restaurants following the introduction of the NMW. Historically, the Group has managed to partly offset increases in NMW costs against increased labor productivity (for example, through training, larger sites and efficient staff rostering). SCR’s sales per staff hour have increased by some 14% during the past four years. See “Item 3. Key Information – Risk Factors” for further information on regulatory employment costs.

Back to Contents

Food Regulation Standards

     Regulations covering food hygiene have raised standards in the food retailing industry. The regulations have had their greatest effect on smaller, independent restaurant outlets that had to incur additional costs to comply with the new standards. The Company believes that all of SCR’s sites should comply with current Food Regulation Standards as a result of rigorous training, detailed manuals and regular independent environmental health audits.

EC Noise Directive

     The Physical Agents Directive 2001 (the “Directive”) is currently under discussion in the retail industry, relating to the regulation of noise in the workplace; the current UK noise limit for workplaces is 90 decibels but if the directive were to come into effect that limit would be reduced to 85 decibels, representing a significant change. SCR’s sites, especially those which play loud music and have other live entertainment, could be affected by this proposed change in the law. The European Parliament has recently agreed that the industry in the United Kingdom should agree a code of conduct as to how the Directive is to be implemented in the United Kingdom. It is expected that the UK Government will need to put regulations in place in relation to this proposed directive within the next five years.

     In the meantime, the senior management team will put in place a proactive policy on noise levels for SCR, in the light of the proposed Directive.

Legislation Relating to Smoking

     There has been a recent government consultation exercise on smoking in public places which may lead to the introduction of regulations controlling smoking in public. Any such regulations may have the effect of discouraging smokers from using pubs and restaurants which may have an adverse effect on SCR’s operations.

     There is currently a charter on smoking in public places such as restaurants and pubs, which has been agreed between the Department of Health and leading hospitality industry groups. This charter, though not law, is supported by the Government who asked the licensed leisure industry to ensure that 50% of licensed premises were compliant with it by December 2002, and that 35% of those have either ‘no smoking’ areas or adequate mechanical ventilation.

     SCR is in compliance with the charter. As part of its support for the charter, SCR is taking steps to ensure that:

•	investment schemes include requirements regarding charter compliance;

•	all new sites will be signed up to the charter; and

•	management training courses will cover the principles of the charter.

     SCR has also recently introduced in part of its estate a ‘no smoking’ rule at the bar, in order to further improve the environment for its employees and customers. This is currently being rolled out at Ember, Vintage Inns and Harvester sites and the intention is to roll out this policy to the rest of SCR’s estate.

OTHER ACTIVITIES

     The main other Group activity is property development.

Standard Commercial Property Developments Limited

     SCPD develops and sells land and properties in the United Kingdom on a limited scale. It has an existing development stock with a book value of around £20 million, including ex-brewery land, depots and former leisure retail sites. In addition, SCPD aims to pursue attractive opportunities that may arise to redevelop a small number of the Group’s sites.

     In 2002, SCPD generated operating profits of £1 million on revenues of £6 million.

Back to Contents

TRADEMARKS

     Group companies own a substantial number of service brands and product brands and the Group believes that its significant trademarks are protected in all material respects in the markets in which it currently operates.

ORGANIZATIONAL STRUCTURE

Principal operating subsidiary undertakings

     Six Continents PLC is the beneficial owner of all (unless specified) of the equity share capital, either itself or through subsidiary undertakings, of the following companies:

Corporate activities

Asia Pacific Holdings Limited (note a)
SixCo North America Inc. (incorporated and operates in the United States)
SC Luxembourg Investments SARL (incorporated and operates in Luxembourg)
Six Continents Hotels International Limited (note a)
Six Continents Holdings Limited (note a)
Six Continents Overseas Holdings Limited (note a)
Six Continents International Holdings BV (incorporated and operates in the Netherlands)
Six Continents Investments Limited (notes a and b)

Hotels

BHR Holdings BV (incorporated and operates in the Netherlands)
BHR Luxembourg SARL (incorporated and operates in Luxembourg)
Six Continents Hotels Limited (formerly Posthouse Hotels Limited)
Six Continents Hotels Operating Corporation (incorporated and operates principally in the United States)
Six Continents Hotels (UK) Limited
Holiday Inn Limited (note a)

Soft Drinks

Britannia Soft Drinks Limited (50% Six Continents Investments Limited, 25% Whitbread PLC, 25% Allied Domecq PLC) (note c)
Britvic Soft Drinks Limited (90% Britannia Soft Drinks Limited, 10% PepsiCo Holdings Limited)
Robinsons Soft Drinks Limited (100% Britannia Soft Drinks Limited)

Retail

Six Continents Retail Limited (note e)
Six Continents Retail Germany GmbH (incorporated and operates in Germany) (note e)

Other activities

Standard Commercial Property Developments Limited (notes a and e)
White Shield Insurance Company Limited (incorporated and operates in Gibraltar) (note a)

a	Shares held directly by Six Continents PLC.
b	Six Continents PLC owns all the 5% and 7% Cumulative Preference shares of Six Continents Investments Limited.
c	The Group holds a majority of voting rights (50% plus one ordinary share) in, and exercises dominant influence over, Britannia Soft Drinks Limited, which is, accordingly, treated as a subsidiary undertaking.
d	Unless stated otherwise, companies are incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom.
e	Subsidiary undertakings to be transferred to M and B on Separation.

Back to Contents

PROPERTY, PLANT AND EQUIPMENT

     Group companies own and lease property primarily in the United Kingdom. The table below analyzes the net book value of land and buildings at September 30, 2002 by division and geographic segment. Approximately 80% of the properties by value were directly owned, with 16% held under leases having a term of 50 years or longer.

Net book value of land and buildings as at September 30, 2002	United Kingdom	Rest of Europe, the Middle East and Africa	United States	Rest of World	Total

	(£ million)

Six Continents Hotels	1,102	818	642	373	2,935
Soft Drinks	65	—	—	—	65
Six Continents Retail	2,732	17	—	—	2,749
Other activities	10	—	—	—	10

Total	3,909	835	642	373	5,759

     Group properties include hotels, soft drinks production facilities, and associated distribution centers for Group products, managed pubs, restaurants and leisure venues.

     Six Continents believes that no single property is material to its operations or financial position.

     In accordance with UK GAAP, properties are recorded in the balance sheet at cost or valuation less depreciation. Financial Reporting Standard 15 – Tangible Fixed Assets was implemented by Six Continents with effect from October 1, 1999. The transitional rules of the Standard have been followed permitting the carrying values of properties as at October 1, 1999 to be retained. The most recent valuation was undertaken in the year ended September 30, 1999 and covered all properties then owned by the Group, other than hotels acquired or constructed in that year and leasehold properties having an unexpired term of 50 years or less. The valuations were undertaken by external valuers and the basis of valuation was predominantly existing use value.

     Property, plant and equipment has been written down in fiscal 2002 by £113 million following an impairment review of the hotel estate. The impairment has been measured by reference to the value in use of income-generating units, using discount rates ranging between 10.0% and 11.5% depending on the geographical location of the income-generating unit.

     SCH is undertaking a major refurbishment program at some of its leading InterContinental properties. See “Item 4. Information on the Company – Hotels – Six Continents Hotels – Developments”.

ENVIRONMENT

     Six Continents is committed to a policy that all its operating companies have a responsibility to act in a way that respects the environment in which they operate. The Group’s hotels operate in nearly 100 countries and territories and its strong presence in the US and EU markets mean that it is affected by and is familiar with highly developed environmental laws and controls. Six Continents takes regular account of environmental matters and seeks to embed good practice into its business strategies and operations. Six Continents benchmarks externally with initiatives such as the FTSE4Good and Dow Jones World Sustainability Indices, so that it can measure achievements, identify shortcomings and take appropriate corrective action. The Dow Jones World Index lists Six Continents as “Leader in Sustainability” for the restaurant and lodging sector.

     Group companies incur expenditure on technical advice, services and equipment in addressing the environmental laws and regulations enacted in the countries in which they operate. In fiscal 2002, such expenditure was not material in the context of their financial results. Group companies are developing the use of environmental audits, benchmarking, targets and formal reporting streams to ensure policy compliance and are constantly developing improved energy management policies aimed at reducing variable costs for energy and waste management bills.

Back to Contents

     It is not possible to forecast the overall Group expenditure to comply with environmental laws and regulations; this reflects the difficulty in assessing the risk of environmental accidents and the changing nature of laws and regulations. Six Continents expects, however, in the light of its control procedures backed by insurance cover currently available, that it should be in a position to restrict such expenditure so that, although it may be considerable, it will be unlikely to have a material adverse effect on the Group’s financial position or results of operations.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES UNDER UK GAAP AND US GAAP

     The preparation of financial statements requires the use of estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditure of the period. Actual results could differ from those estimates.

     The Company believes the following critical accounting policies require significant judgment and/or the greatest use of estimates.

Tangible and Intangible Assets

(i)     Goodwill

     Purchased goodwill is capitalized as an intangible asset and amortized over its anticipated life.

     Prior to September 30, 1998, under UK GAAP, goodwill arising on acquisitions was eliminated against shareholders’ funds. On disposal of a business, any goodwill relating to that business and previously eliminated against shareholders’ funds, is taken into account in determining the gain or loss on disposal.

     Under current US GAAP, all goodwill is amortized over its anticipated life. From October 1, 2002 the Company will adopt Statement of Financial Standards No. 142 “Goodwill and Other Intangible Assets” under which amortization of purchased goodwill is no longer mandatory. On adoption of the new accounting standard, goodwill will be reviewed for impairment, and then on a periodic basis thereafter.

     In the 2002 financial statements there is a UK GAAP to US GAAP reconciling amount of £101 million which relates to the incremental charge under US GAAP of amortizing all of the Group’s intangible assets. The size of this reconciling amount illustrates the financial significance of accounting policies in this area.

(ii)     Revaluation of tangible fixed assets

     Tangible fixed assets are stated at cost or valuation less depreciation. The most recent valuation of properties was undertaken in 1999 and covered all properties owned by the Group other than hotels acquired or constructed in the year and leasehold properties having an unexpired term of 50 years or less. The valuation was undertaken by external Chartered Surveyors and internationally recognized valuers (Jones Lang LaSalle Hotels in respect of hotels and Chesterton plc in respect of pubs and other properties) in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors. The basis of valuation was predominantly existing use value and, in the case of pubs and hotels, had regard to trading potential.

     Use of independent valuers and adherence to industry-wide valuation manuals eliminates company bias from the valuations but property values are affected by external factors such as the economy, terrorism threat and natural disasters as well as property valuation cycles. It is common for property prices to change (up or down) in the years following a valuation.

     At the end of fiscal 2002, the Group’s fixed assets had been increased by £1,020 million as a result of revaluations.

(iii)     Impairment of fixed assets

     Under UK GAAP and US GAAP the carrying value of both tangible and intangible fixed assets is assessed for indicators of impairment.

Back to Contents

     In circumstances where indicators of impairment exist, the carrying value of an income-generating unit (“IGU”) is assessed by reference to value in use, which is defined as the present value of discounted cashflows and/or net realizable value. The outcome of such an assessment is subjective, and the result sensitive to the discount rates applied in calculating the value in use, which will be dependent on the type of asset and its location. Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired assets in that income-generating unit with any excess being charged to the profit and loss account. Under US GAAP, the assessment of the IGU’s carrying value is by reference to undiscounted cashflows. To the extent that the undiscounted cashflows do not support the carrying value, the fair value of the asset must be calculated and the difference to the current carrying value charged to the profit and loss account.

     During 2002, the Group recorded an impairment of its tangible fixed assets of £113 million, all of which relates to Six Continents Hotels.

OPERATING RESULTS

Accounting Principles

     The following discussion and analysis is based on the Consolidated Financial Statements of the Group, which are prepared in accordance with UK GAAP. The principal differences between UK GAAP and US GAAP as they relate to the Group are discussed in Note 32 of Notes to the Financial Statements.

     UK Financial Reporting Standard (FRS) 19 “Deferred Tax”, has been adopted for the first time in fiscal 2002. This change in accounting policy has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. See “Fiscal 2002 Compared with Fiscal 2001 – New Accounting Standards” below.

     Fiscal 2002 results include a number of major exceptional items totaling a net charge of £24 million – see “Fiscal 2002 Compared with Fiscal 2001 – Exceptional Items” below. Fiscal 2001 results include a number of major exceptional items totaling a net charge of £41 million – see “Fiscal 2001 Compared with Fiscal 2000 – Exceptional Items” below and fiscal 2000 results include major exceptional income of £1,293 million. In order to aid comparison with earlier years, some performance indicators in this Operating and Financial Review and Prospects discussion are calculated after eliminating these major exceptional items. Such indicators are prefixed with “adjusted”.

Fiscal 2002 Compared with Fiscal 2001

Group

     Total turnover fell by 10.4% from £4,033 million in fiscal 2001 to £3,615 million in fiscal 2002. Total operating profit before major exceptional items of £618 million compared with £792 million in fiscal 2001. Profit before tax was £534 million in fiscal 2002, compared with £690 million in fiscal 2001; excluding major exceptional items in both years, adjusted profit before tax was £558 million against £731 million in the previous year. Basic earnings per ordinary share was 53.0p compared with 51.3p in fiscal 2001; eliminating the impact of major exceptional items, the adjusted earnings per ordinary share was 42.4p compared with 56.2p for fiscal 2001.

     Six Continents Hotels continued to make both capital and revenue investment to ensure that it is well placed to gain maximum benefit from an upturn in the market. The ongoing estate in Six Continents Retail achieved good operating profit growth, gained market share and, despite significant regulatory cost increases, was able to defend its operating margins. The soft drinks business had another successful year, and increased both its market share and operating profit.

     During fiscal 2002, Group turnover from continuing operations of £3,615 million fell by 10.4% on the previous year. Turnover in SCH decreased 19.2% to £1,532 million in fiscal 2002. Turnover in SCR from the ongoing estate of £1,475 million was 5.7% ahead of last year due to good sales growth in food, wine, soft drinks and accommodation. Soft Drinks turnover of £602 million was up 5.4% on last year.

     Operating profit from continuing operations and before major exceptional items was £618 million against £792 million in fiscal 2001. SCH operating profit before major exceptional items was £262 million, down

Back to Contents

£165 million against fiscal 2001. SCR operating profit from the ongoing estate at £288 million was up 5.1% on last year. Soft Drinks had a successful year with operating profit growth of over 10%.

     The exceptional items before tax of £24 million included an operating exceptional item of £77 million and non-operating exceptional items totaling £53 million – see “Fiscal 2002 Compared with Fiscal 2001 – Exceptional Items” below. These operating and non-operating exceptional items have been excluded from the calculation of adjusted earnings per share.

     Profit before tax was £534 million compared with £690 million in fiscal 2001; excluding major exceptional items, profit before tax was £558 million against £731 million in the previous year. The taxation charge includes an exceptional credit of £114 million in respect of the release of over provisions for tax in respect of prior years, a charge of £10 million in relation to property disposals and a credit of £1 million in relation to Separation costs. Excluding the impact of the major exceptional items, the tax charge represented an effective tax rate of 30.0%, compared with (adjusted) 30.4% for fiscal 2001.

     The Group operating cash inflow of £207 million was £91 million greater than in fiscal 2001. This increase was due to the reduced level of net capital expenditure for the Group’s continuing operations which reduced to £513 million from last year’s level of £868 million. After taking account of interest, dividend and tax payments, normal cash outflow was £290 million compared with £397 million in fiscal 2001. Net debt at the end of the fiscal year amounted to £1,177 million, resulting in a balance sheet gearing ratio of 22.0%.

Six Continents Hotels

     During the year, SCH continued to invest in its businesses and position itself for an upturn in trading, while taking significant action to protect profit. In order to drive turnover growth, marketing campaigns such as the reshaping of the InterContinental brand were coupled with investment in the sales force, reservations systems and e-commerce. Operating costs within the owned and leased (“O&L”) and managed hotel estates, together with corporate costs were reviewed as part of stringent cost management programs.

     Marketing programs focused on the key strengths in the InterContinental and Holiday Inn brands. In September 2002, the InterContinental brand reshaping project was announced. This represents a $25 million investment in marketing, advertising and enhancements in service and delivery, the majority of the expenditure being planned to be spent in the first half of fiscal 2003. The Holiday Inn brand celebrated its 50th anniversary in August 2002 with significant media coverage, particularly in the United States. In the United Kingdom, marketing expenditure focused on the expanded Holiday Inn brand presence following last year’s acquisition of the Posthouse hotel chain. Sixty seven of the Posthouse hotels acquired have now been rebranded as Holiday Inns, bringing the UK O&L Holiday Inn estate to 76 properties.

     The total SCH system size stood at 3,325 hotels (515,525 rooms) at September 30, 2002, up from 3,267 hotels (514,696 rooms) at the start of the fiscal year. In the Americas, the expansion of Holiday Inn Express continued with another 88 properties (all franchised) added in the year. The extended-stay brand, Staybridge Suites, also continued its expansion, with 11 hotels added in the year. Two more hotels have opened since the year end, making Staybridge Suites the first up-market extended-stay hotel brand to reach 50 hotels in under four years.

     Future system growth, indicated by the pipeline of hotels waiting to enter the SCH system, remained strong despite industry difficulties. At September 30, 2002, the pipeline stood at 479 hotels, with 64,362 rooms of which 24% were in the upscale brands. The events of September 11, 2001, and the general world economic conditions have led to uncertainty over the short and medium term for hotel development, particularly in the United States. SCH has however, maintained its share of supply, and the strength of SCH’s brands places it in a strong position to capitalize on any system distribution opportunities as they arise.

     Investment in global reservation systems continued to yield benefits in fiscal 2002. During the fiscal year, SCH migrated booking for the InterContinental brand to the HolidexPlus system. It is estimated that SCH’s reservation systems delivered around 30% of the Americas midscale room nights sold, while internet bookings grew by 80% over the previous year to 4.5 million room nights.

Back to Contents

     SCH’s guest frequency program, Priority Club Rewards (“PCR”), was relaunched in 2002 and expanded its membership to nearly 15 million members. The strength and importance of PCR was demonstrated by the fact that 29% of room nights in the Americas were sold to PCR members.

     Turnover. SCH’s turnover decreased by 17.0% from $2,726 million in fiscal 2001 to $2,262 million in fiscal 2002. Turnover comparisons to last year are distorted by two non-comparable items. First, the conversion of the Bristol hotels from operating leases to management contracts, effective in the main from July 1, 2001, and second, the inclusion of 12 months of turnover from the Posthouse business compared with only six months in fiscal 2001. On a comparable basis, turnover fell by 5.2%.

     Operating profit. Operating profit before major operating exceptional items fell to $387 million against $613 million in fiscal 2001. In sterling terms, operating profit was £262 million against £427 million last year, a fall of 38.6%. The weighted average US dollar exchange rate to sterling for the year was $1.48 against $1.44 for fiscal 2001, which was marginally detrimental to the Group when its result was converted into sterling.

     SCH’s operating profit was affected by both the economic slowdown in the United States and the September 11, 2001 terrorist actions. The operating mix of the varying business models (O&L, management contract and franchise) demonstrated some resilience to the difficult trading conditions, with the franchise and management contract income streams being less affected by the downturn than the O&L business. In the Americas, ‘drive versus fly’ became a key factor in the face of reduced air travel, particularly in the first half of the year. The O&L estate saw a significant fall in operating profit, while the midscale franchise business operating profit was less affected. Upper upscale markets in major US cities suffered due to their dependence upon domestic and international airline travel, whereas the ‘drive to’ midscale segment (where SCH’s franchise business is focused on Holiday Inn and Holiday Inn Express) performed better.

     The decline in international travel also impacted Europe, the Middle East and Africa (“EMEA”) and in particular, those key air travel gateway cities where SCH’s upper upscale hotel properties are concentrated: London, Paris and Amsterdam. Asia Pacific was also adversely affected by the reduction in international travel.

     Americas. The Americas system size grew by 81 hotels and 6,435 rooms to 2,604 hotels with 373,322 rooms at the end of fiscal 2002. The increase in the Holiday Inn Express franchise system continued with another 88 properties added in the year which more than offset a reduction in Holiday Inn rooms. The extended-stay brand, Staybridge Suites, also continued its expansion, with 11 hotels added in the year. Total Americas operating profit was $264 million compared with $345 million in fiscal 2001, a 23% decline.

     The Americas region was the hardest hit by the events of September 11, 2001. Revenue per available room (“RevPAR”) for the first six months of fiscal 2002 fell by 23% for InterContinental, 21% for Crowne Plaza, 12.8% for Holiday Inn, 3.7% for Holiday Inn Express and 11.2% for Staybridge Suites. The remainder of the year saw an improvement in RevPAR, and resulted in RevPAR for the full year being down 15.0% from the prior year for InterContinental, 14.7% for Crowne Plaza, 7.8% for Holiday Inn, 1.7% for Holiday Inn Express and 2.5% for Staybridge Suites.

     Performance of the SCH O&L estate in the Americas is heavily dependent upon profits from the upscale hotel properties in key cities. For the full year, RevPAR for the nine comparable O&L InterContinental hotels was down 12.7% from the prior year, with occupancy 0.2 percentage points higher and average daily rates 13.0% lower. The refurbishments of the New York, Chicago, Miami and San Francisco InterContinental hotels were substantially completed during the fiscal year.

     Crowne Plaza’s O&L hotels were impacted principally by the reduction in business, meeting and conference travel, driven by general weakness in the economy. Crowne Plaza has also underperformed its competitive set partly due to a lack of distribution relative to principal branded competition in its segment. As a result, Crowne Plaza O&L RevPAR fell by 13.8% for the year. Overall, the Americas O&L business made an operating profit of $23 million against $78 million in fiscal 2001.

     The overall size of the midscale franchise estate (over 2,000 franchised hotels for both Holiday Inn and Holiday Inn Express) and the resilience of the franchise model to economic slowdown, meant that the business was better able to weather the difficult trading conditions. Operating profit at $200 million was only 10.7% lower than in fiscal 2001. RevPAR for Holiday Inn and Holiday Inn Express was down 7.1% and 1.6% respectively.

Back to Contents

     Americas managed and upscale franchise operating profit of $41 million was $2 million lower than in fiscal 2001, reflecting the same economic difficulties that affected the O&L estate.

     Europe, the Middle East and Africa. EMEA turnover grew by 9.2% to £819 million from £750 million in fiscal 2001. Fiscal 2002, however, included the full year benefit of the Posthouse business acquired in April 2001. Operating profit was £125 million versus £202 million in fiscal 2001. The US economic slowdown had a strong knock-on effect on European capital city hotels, particularly in London, where the reduction in both US business and leisure travel affected occupancy levels and RevPAR. Upscale properties in London, Paris, Frankfurt, Amsterdam and Rome were particularly affected by the reduced level of international travel following the events of September 11, 2001. Encouragingly, some recovery has been evidenced in the O&L estate, where most brands saw an improvement in RevPAR in the second half of the year.

     In the O&L estate, InterContinental RevPAR (excluding the Paris Le Grand InterContinental) was down by 14.4% on fiscal 2001. The Paris Le Grand InterContinental closed in December 2001 for major refurbishment and is due to reopen in Spring 2003, while the InterContinental Madrid completed its refurbishment program during the year.

     The Holiday Inn O&L estate now includes the acquired Posthouse hotels. In the United Kingdom, RevPAR for the estate on a comparable basis fell by 9.9% as a consequence of the tough trading conditions, particularly in London which saw RevPAR declines of 20.7% on last year, due to the performance of the airport and central London hotels. The Holiday Inn UK refurbishment program is progressing in line with plans, and approximately 1,600 rooms had been refurbished or were being refurbished by the end of fiscal 2002.

     In the rest of Europe, properties in key cities suffered through the downturn in international travel, as reflected in EMEA’s Holiday Inn O&L RevPAR, which fell by 9.5% against fiscal 2001. Similarly, Crowne Plaza O&L RevPAR in EMEA fell by 11.0%.

     Overall, EMEA O&L hotels generated an operating profit of £98 million compared with £171 million in fiscal 2001. In order to drive revenue growth, the region continued to invest in marketing and targeted sales campaigns, particularly in the Holiday Inn UK business.

     Operating profit for the managed and franchised business was £27 million, down from £31 million in fiscal 2001. In the franchised estate, Holiday Inn RevPAR was marginally ahead of last year and Express grew by 8.4%, but upscale properties were impacted by global economic conditions and uncertainty in the Middle East.

     Asia Pacific. Turnover of $191 million was 31.7% higher than in fiscal 2001, mainly due to the full year contribution from the InterContinental Hong Kong, acquired in August 2001. Asia Pacific operating profit was $36 million, compared with $26 million in fiscal 2001.

     The events of September 11, 2001 particularly impacted the InterContinental Hong Kong, whose customer base includes a large international travel element, although in recent months trading has improved. The full year contribution from the InterContinental Hong Kong was $13.5 million. The hotel was recently voted ‘Leading Hotel in Asia Pacific’ in the World Travel Awards, and was placed 22nd in the Conde Nast Traveller US ‘Best 100 in the World’, up from 36th place last year. The Australian O&L hotels performed ahead of their competitive sets, although RevPAR was 6.5% down on last year with occupancy 3.6 percentage points lower, reflecting the poor economic conditions in the region.

     Other. The Other segment, which comprised central service costs and goodwill amortization, less other income items, was $97 million compared with $48 million in fiscal 2001. Dividends received from FelCor fell by $13 million to $9 million, while fiscal 2001 included $10 million of income from lease terminations that were not repeated in fiscal 2002. Increased central overheads reflected the continued drive behind global brand marketing and advertising.

     Cash flow and investment. Net capital expenditure amounted to £259 million and included proceeds from disposals of £108 million.

     In the Americas, major expansion projects focused on the owned estate and included the Houston Galleria conversion from Crowne Plaza to InterContinental, the development of the InterContinental Buckhead Atlanta and ongoing investment in owned Staybridge properties. The InterContinental refurbishment program included expenditure on hotels in New York, Chicago, Miami and San Francisco.

Back to Contents

     In EMEA, significant expansion expenditure included the Crowne Plaza Birmingham NEC and the Holiday Inn Paris Disneyland. The InterContinental refurbishment program focused upon the Paris Le Grand and Madrid hotels, while Holiday Inn UK capital expenditure was focused on the former Posthouse estate brand conversion.

Soft Drinks

     Turnover. Overall, turnover was up by 5.4% to £602 million in fiscal 2002 on volumes up 4.4% on fiscal 2001.

     Soft Drinks had a successful year, and increased both its market share and operating profit. Robinsons’ volumes were up 13.0% on fiscal 2001 and it increased its share of the dilutables market by some 2.7 percentage points. Fruit Shoot continued to perform strongly, and captured 4.9% of the fruit drinks take-home market. Pepsi volumes were up over 9% on fiscal 2001, and Soft Drinks increased its overall share of the take-home carbonates market by 0.3%.

     Operating profit. Strong business controls resulted in operating profit growth of over 10% to £63 million.

     Cash flow and Investment. During the year, Soft Drinks made significant investment in new product development and increased its capacity for Fruit Shoot production. On August 14, 2002, Soft Drinks purchased the business and the rights in the United Kingdom and Republic of Ireland for Red Devil, an energy drink. Operating cash inflow was £77 million compared with £99 million in fiscal 2001, after capital expenditure of £31 million, up £3 million on the prior year.

Six Continents Retail

     Turnover. Total turnover in the ongoing estate (comprising Pubs & Bars and Restaurants, but excluding Inns and Other) of £1,475 million was 5.7% ahead of fiscal 2001, with food sales up by 9.8% and drink sales up by 4.4%. A strong performance in suburban pubs and restaurants was partially offset by difficult trading conditions in London and on the high street (main street). Sales per outlet increased from £13,900 per week in fiscal 2001 to just over £14,200 per week in fiscal 2002, and invested like-for-like sales were up 2.0%. The number of outlets trading in excess of £20,000 per week increased from 350 in fiscal 2001 to 370 in fiscal 2002, an increase of 5.7%. Despite an estimated £19 million increase in regulatory driven costs, SCR was able to defend its margins through a combination of increased staff productivity, purchasing gains and price increases above inflation. However, as a result of its pri cing policy, SCR has deliberately forgone some volume in order to protect margins. As a consequence of these factors and the effects of the poor weather during the 2002 summer compared to the previous year, core uninvested outlet like-for-like sales were down by 1.5%.

     SCR’s estate consisted of 2,105 outlets of which 2,083 were managed. Of the total, 669 were in the Restaurants division and 1,436 in the Pubs & Bars division. At September 30, 2002, SCR had a total of 1,167 branded outlets, comprising 1,126 outlets spread across residential and city center locations throughout the United Kingdom, and 41 outlets in Germany. SCR continued its program of converting outlets to brands and formats. In fiscal 2002, 198 conversions were completed, of which 75% were to suburban brands and formats where SCR continued to focus the majority of its development expenditure. Of the 550 former Allied Domecq sites acquired in October 1999, 401 have been converted to SCR brands and formats, achieving sales uplifts of around 40%. SCR has some 500 unbranded sites in its portfolio that are suitable for conversion to its brands or formats over the next three to four years, providing opportunity for further profit growth and high returns.

     Pubs & Bars sales grew by 4.1% to £866 million, with particularly strong growth in the residential pub market, led by strong growth from Ember Inns and Scream. Trading in the city center drink market was weaker due to increased competition, and the performance of London pubs and bars was particularly impacted by the downturn in the financial services industry and a reduced number of overseas visitors to London. Operating profit of £190 million was up 1.6% on 2001.

     Restaurant sales of £609 million were up by 8.0% on fiscal 2001, with drink sales up 4.7% and food sales up 10.8%, reflecting a strong performance in the suburban pub restaurants sector, led by Toby Carvery and Vintage Inns. Operating profit was 12.6% ahead of fiscal 2001 at £98 million, despite difficult trading conditions experienced in the city center food-led outlets due to the high proportion of outlets located in London.

Back to Contents

     Operating profit. Operating profit in the ongoing estate of £288 million was 5.1% ahead of fiscal 2001 reflecting the overall sales growth of 5.7%. Post tax cash return on cash capital employed was over 10% in the year.

     Cash flow and Investment. SCR generated an operating cash inflow of £144 million after net capital expenditure of £227 million. During the year, £163 million was spent on outlet acquisitions, conversions and expansion, which included £55 million on conversion of the former Allied Domecq pubs to SCR brands and formats.

Exceptional Items

     Tangible fixed assets have been written down by £113 million following an impairment review of the hotel estate; £77 million has been charged as an operating exceptional item and £36 million reverses previous revaluation gains. Non-operating exceptional items of £57 million included the release of £48 million of disposal provisions no longer required and the receipt of £9 million in respect of the finalization of completion accounts issues, both of which related to the disposal of Bass Brewers in August 2000. In addition, £4 million has been charged for costs incurred to September 30, 2002, in evaluating the proposals announced by the board on October 1, 2002, to separate the Group’s retail business from the hotel and soft drinks operations. These operating and non-operating exceptional items have been treated as major exceptional items and have therefore been excluded from the calculation of adjusted earnings per share.

     The taxation charge includes an exceptional credit of £114 million in respect of the release of tax provisions from prior years, a charge of £10 million in relation to property disposals, and a credit of £1 million in relation to the Separation costs referred to above. The exceptional credit of £114 million and the credit of £1 million in respect of Separation costs have been treated as major exceptional items and have been excluded from the calculation of adjusted earnings per share.

Net Interest

     The net interest charge was £60 million compared to £59 million in fiscal 2001. The effect of a higher level of net debt was offset by lower average interest rates, a weaker US dollar exchange rate against sterling and the impact of translation hedging as set out below.

     To hedge the exposures arising from the translation of foreign currency denominated assets and income streams, borrowings are taken out in foreign currencies. Hedging is carried out partly with currency swaps, which are equivalent to a deposit in sterling and the borrowing of an equivalent amount in the required currency. These are used together with interest rate swaps and other instruments which protect the Group against rises in interest rates. The use of such interest rate and currency swaps for hedging purposes reduced the Group’s interest charge by a net £19 million, representing the difference between sterling deposit rates and US dollar, euro or Australian dollar borrowing rates, together with the additional interest payable under the interest rate swaps.

Taxation

     Excluding the impact of the major exceptional items, the tax charge represents an effective rate of 30.0%, compared with 30.4% for fiscal 2001. These rates reflect the adoption of FRS 19 (see “Basis of Accounting” in Note 1 of Notes to the Financial Statements).

     Excluding the effect of major exceptional items and prior year items, the Group’s tax rate was 35.8%. The difference from the UK statutory rate of 30.0% arose primarily due to overseas profits being taxed at rates higher than the UK statutory rate.

Earnings and Dividends

     Earnings totaled £457 million in fiscal 2002, compared with £443 million in fiscal 2001, and the equivalent basic earnings per share were 53.0p and 51.3p, respectively. As in previous years, earnings per share have been adjusted to eliminate the distorting effect of the major exceptional items, with the result that adjusted earnings per share were 42.4p, compared with 56.2p in fiscal 2001. Diluted earnings per share, which reflect the number of options outstanding at September 30, 2002, were 52.7p in fiscal 2002 compared with 51.0p in fiscal 2001.

Back to Contents

     A final dividend of 24.6p per share was declared on February 13, 2003, bringing the total dividend for the year to 35.3p. This represents an increase of 2.9% on fiscal 2001 and gives dividend cover of 1.2 times based on adjusted earnings.

Cash Flow and Capital Expenditure

     Operating cash inflow of £207 million was £91 million higher than cash inflow for fiscal 2001 of £116 million. This reflected a much lower level of net capital expenditure in the fiscal year, which decreased from £868 million in fiscal 2001 to £513 million in fiscal 2002. SCH’s net capital expenditure was £348 million lower than in fiscal 2001, due in part to the fact that fiscal 2001 included the acquisition of the InterContinental Hong Kong for $346 million. SCR’s net capital expenditure of £227 million included £163 million in respect of outlet acquisitions, conversions and expansion which included £55 million on conversion of the former Allied Domecq pubs to SCR brands and formats.

     Payment of interest, dividends and taxation of £497 million was £16 million lower than in fiscal 2001. Net debt at September 30, 2002, was £1,177 million, compared with £1,001 million at the start of the fiscal year.

New Accounting Standards

     Financial Reporting Standard (FRS) 19 “Deferred Tax” applies for the first time in fiscal 2002. It requires full provision for deferred tax, subject to certain exceptions, arising from timing differences between the recognition of gains and losses in the financial statements and for tax purposes. The effect has been to increase the Group’s effective tax rate by six percentage points, although this is offset in the year by adjustments to opening balances, which reduce the reported impact to three percentage points. The full impact of adopting FRS 19 is detailed in Note 1 of Notes to the Financial Statements. FRS 19 has no impact on the Group’s cash flows.

     Following the announcement by the Accounting Standards Board to defer the full implementation of FRS 17 “Retirement Benefits” to accounting periods beginning on or after January 1, 2005, the Group will continue to account for pensions under Statement of Standard Accounting Practice (SSAP) 24 “Accounting for Pension Costs”. The additional disclosures required by the transitional arrangements of FRS 17 are included in Note 4 of Notes to the Financial Statements.

     Other than the above, the financial statements have been drawn up using accounting policies unchanged from the previous year.

Fiscal 2001 Compared with Fiscal 2000

Group

     Total turnover fell by 21.8% from £5,158 million in fiscal 2000 to £4,033 million in fiscal 2001, while turnover from continuing operations increased by 6.8%. Total operating profit of £792 million compared with £905 million in fiscal 2000, while operating profit from continuing operations was up by 2.1% against £776 million in fiscal 2000. Profit before tax was £690 million in fiscal 2001, compared with £2,049 million in fiscal 2000; excluding major exceptional items in both years, adjusted profit before tax was £731 million against £756 million in the previous year. Basic earnings per ordinary share was 51.3p; eliminating the impact of major exceptional items, the adjusted earnings per ordinary share was 56.2p compared with 58.4p for fiscal 2000.

     During fiscal 2001, the Group continued to reshape its business following the sale of the brewing operations in the previous year. In February 2001, SCR sold for £625 million, 988 smaller outlets that were not suited for conversion to its brands. In April 2001, SCH acquired the Posthouse hotel chain, comprising 79 hotels in the United Kingdom and the Republic of Ireland. In August 2001, SCH completed the acquisition of the former Regent Hotel in Hong Kong for $346 million.

     The terrorist activities in the United States on September 11, 2001, and subsequent global uncertainty had a significant impact on international and domestic US travel which in turn impacted the results of the Group. The effect of these events is estimated to have reduced the profits of SCH during the period September 11, 2001 to

Back to Contents

September 30, 2001 by some $25 million. In SCR, the outlets in central London were the only ones to have been impacted by the events of September 11.

     Turnover for continuing operations increased by 6.8% to £4,033 million. SCH reported turnover growth of 19.9% to £1,896 million; however, this included a six month contribution of £144 million from Posthouse. In SCR, turnover from the ongoing estate was up 4.3% to £1,396 million.

     Total operating profit amounted to £749 million; however, this included a major exceptional item of £43 million relating to reorganization, restructuring and strategic appraisal costs in SCH. Excluding this major exceptional item, operating profit from continuing operations of £792 million was up £16 million against £776 million in fiscal 2000. SCH operating profit before major exceptional items increased by £51 million to £427 million, including a six months contribution from Posthouse of £37 million; excluding Posthouse, the operating profit growth would have been 3.7%. SCR continued to actively reposition its estate towards larger branded outlets. Operating profit in the ongoing estate at £274 million was up 1.1% against £271 million in fiscal 2000. Soft Drinks had an exceptional year with operating profit growth of nearly 24%.

     Profit before tax was £690 million compared with £2,049 million in fiscal 2000; excluding major exceptional items, adjusted profit before tax was £731 million in fiscal 2001 against £756 million in the previous year. The effective rate of tax at 30.4%, excluding the impact of the major exceptional items in both years, was unchanged from the previous year.

     Basic earnings per share were 51.3p compared with 193.7p in fiscal 2000; eliminating the impact of major exceptional items, the adjusted earnings per share were 56.2p, a decline of 3.8% on the 58.4p achieved in fiscal 2000. The total dividend for the year was 34.3p, up 3.0% from fiscal 2000.

     Group operating cash flow from continuing operations of £76 million compared to £328 million in fiscal 2000. This reduction was primarily due to the significant level of net capital expenditure for the Group’s continuing operations, which increased to £868 million from fiscal 2000 of £597 million. Payments of interest, dividends and taxation absorbed £513 million, compared with £585 million in fiscal 2000, reflecting the fact that the Group’s interest payments decreased significantly as a result of the average level of debt being lower following the disposal of the Group’s brewing operations in fiscal 2000. After taking account of the major acquisition in SCH of £752 million and the major disposal proceeds of £623 million, net cash outflow was £526 million compared with an inflow of £1,732 million in fiscal 2000.

Six Continents Hotels

     Turnover. Total turnover was up by 19.9% to £1,896 million in fiscal 2001, while in US dollar terms turnover increased by 11.1% from $2,454 million in fiscal 2000 to $2,726 million in fiscal 2001. Of the increase, $208 million was due to the six months contribution from Posthouse.

     The total SCH system size grew in fiscal 2001, from 3,063 hotels (491,100 rooms) at the start of the year to 3,267 hotels (514,700 rooms) at September 30, 2001 with over 70% of the growth in rooms outside the United States. This growth included the acquisition on April 4, 2001 of Posthouse, comprising 79 midscale hotels, of which 77 hotels were owned or held under long lease and 78 were in the United Kingdom and one in the Republic of Ireland. This acquisition was in line with the Group’s strategic goal of building its midscale distribution in Western Europe, and enabled the Holiday Inn brand to develop a strong position in the UK market. By the year end, 46 Posthouse hotels had been converted to Holiday Inn and by the end of October 2001 a further 12 were converted.

     A further important strategic move was the acquisition of the Regent Hotel in Hong Kong. This hotel transferred to SCH management from June 1, 2001, and became fully owned from the end of August. The 514 room hotel, renamed the Hotel InterContinental Hong Kong, expanded SCH’s presence in Hong Kong and consolidated its position as the leading branded hotel company in China, giving the InterContinental brand higher visibility in the Asia Pacific region.

     In Asia Pacific, the rebranding of the hotels acquired in fiscal 2000 from Southern Pacific Hotels Corporation continued with a further eight former Parkroyal and ten former Centra properties being converted to SCH brands.

Back to Contents

These included two properties formerly managed but now owned by SCH – the InterContinental Wellington, New Zealand and the Crowne Plaza Canberra, Australia.

     Excluding Posthouse, the overall system size grew by 125 hotels, or some 11,300 rooms. In the Americas region, the expansion of Holiday Inn Express continued with another 110 properties (all franchised) added in the year. The extended-stay brand, Staybridge Suites, also continued its expansion with 17 additions in the year.

     The pipeline of hotels waiting to enter the SCH system at September 30, 2001 was 520 hotels with 69,100 rooms – this included approved applications for 441 franchises and 69 management contracts. Of the hotels in the pipeline, 392 were in the Americas and 109 in EMEA. An encouraging 18,600 rooms or 27% of the rooms in the pipeline were in the upscale InterContinental and Crowne Plaza brands.

     A strength of SCH is the proportion of its business that is generated by its global reservation systems, including the Internet. During fiscal 2001, it is estimated that SCH’s reservation systems delivered around 30% of Americas midscale room nights sold. Internet bookings grew by nearly 80% over the previous year to 2.5 million room nights in fiscal 2001.

     Operating Profit. Operating profit before major exceptional items increased by 13.6% from £376 million in fiscal 2000 to £427 million in fiscal 2001. In US dollar terms, operating profit increased by 5.0% to $613 million in fiscal 2001; excluding Posthouse, the operating profit would have been approximately 4.1% down on fiscal 2000. Operating profit was impacted by both the economic slowdown in the United States and the September 11, 2001, terrorist actions. It is estimated that the latter’s effect on late September trading was to reduce fiscal 2001 operating profit by approximately $25 million, or 4.3 percentage points of growth.

     The weighted average US dollar to sterling exchange rate during the year was $1.44 against $1.55 in fiscal 2000; this benefited the Group as the SCH result was converted to sterling. Had US dollar and other major exchange rates been the same as in fiscal 2000, it is estimated that the SCH operating profit growth would have been 8.5%.

     Americas. The Americas system size grew by 109 hotels and 9,500 rooms to 2,523 hotels with 366,900 rooms at September 30, 2001. As discussed above, this growth was almost entirely due to growth in the Express franchise system.

     In fiscal 2000 SCH acquired Bristol, a US based hotel management company that leased or managed 112 hotels including 83 SCH branded properties. Bristol has now been fully integrated into the Americas business. This integration involved terminating a number of non-SCH branded operating leases, and converting all the remaining operating leases to management contracts.

     The total Americas operating profit in fiscal 2001 was $345 million compared with $353 million in fiscal 2000. Following a strong first quarter (October to December 2000), the economic slowdown in the United States saw SCH experiencing first, declining RevPAR growth and then, RevPAR declines, in common with the rest of the US hotel industry.

     The Americas O&L estate made an operating profit of $78 million, $17 million lower than in fiscal 2000. The decline was the result of three factors. First, the impact of the US economic slowdown, which particularly affected New York, Chicago and San Francisco, hit the InterContinental properties in these cities. Secondly, InterContinental had over 10% of its O&L rooms closed with the ongoing refurbishment of four key properties during fiscal 2001; and finally, the events of September 11 reduced profits in the last three weeks of fiscal 2001.

     InterContinental’s O&L RevPAR was down by 14% on fiscal 2000 to the end of August 2001, and with September experiencing RevPAR over 50% down on fiscal 2000, the year ended 18% down. Comparisons to fiscal 2000 however, were distorted by the impact of the major refurbishments and room closures in the year. Gross operating margins held up well, reflecting SCH’s ability to manage hotels through the economic slowdown.

     Crowne Plaza O&L properties weathered fiscal 2001 slightly better; for the 11 months to the end of August 2001, RevPAR was down 2.0% on fiscal 2000. With September 2001 RevPAR over 30% from September 2000, full year fiscal RevPAR was down 4.5%. As with InterContinental, gross operating margins in fiscal 2001 were in line with fiscal 2000.

Back to Contents

     The midscale franchise business achieved an operating profit of $224 million in fiscal 2001, well ahead of fiscal 2000 ($209 million). This result demonstrated two things: first the relative resilience for the franchisor (i.e. SCH) of the franchise model in an economic slowdown; and secondly, the relative strength of SCH’s key midscale brands, Holiday Inn and Holiday Inn Express. The midscale franchise system grew in the year, driven by Holiday Inn Express, which had a 7.4% increase in the number of rooms occupied. To the end of August 2001, RevPAR was holding up well, Holiday Inn being down only 0.8% and Holiday Inn Express up by 2.0%. With September RevPAR being 20% and 10% down respectively, Holiday Inn RevPAR finished fiscal 2001 2.5% down on fiscal 2000 and Holiday Inn Express up 0.8%.

     As a result of the events of September 11, certain levels of support were put in place for franchisees in the United States. This support included the waiving of certain assessments on the hotels for a period of time and additional sales and marketing assistance.

     Americas managed and upscale franchise operating profit totaled $43 million fiscal 2001, which included the fully integrated Bristol business. Crowne Plaza managed hotels RevPAR was 12.3% down for the full year and Crowne Plaza franchised RevPAR was 4.9% down for the full year, reflecting the same economic difficulties that afflicted the O&L estate. The conversion of the Bristol hotels from operating leases to management contracts, effective in the main from July 1, 2001, meant that SCH’s turnover was distorted by the inclusion of all the turnover of those hotels to that date, but only management fees received by SCH thereafter.

     Europe, the Middle East and Africa. The acquisition of Posthouse was the key strategic event in the EMEA region in fiscal 2001, adding 77 owned and leased and 2 managed hotels to the SCH system. The overall EMEA system size grew to 585 hotels.

     The O&L business saw operating profit rise by £37 million to £171 million in fiscal 2001, including £37 million from Posthouse. Performance of the O&L estate across the region was mixed. InterContinental O&L across EMEA achieved RevPAR growth of 1.2% to the end of August, with regional performance varying – United Kingdom (four properties) down 9.5%, France (three properties) up 9.6% and Germany (three properties) up 8.6%. Crowne Plaza similarly was ahead in the 11 months to August 2001, RevPAR being 1.6% ahead.

     By August 2001, the US economic slowdown was already having a knock-on effect on European capital city hotels, particularly in London, where the reduction in both US business and leisure travel were affecting occupancy levels and RevPAR. The events of September 11, 2001, had a significant impact on those properties relying on international travel, in particular the upscale properties. Key properties in London and Paris saw a large RevPAR decline through the end of September. For the full year InterContinental O&L RevPAR fell by 1.3% and Crowne Plaza RevPAR was level with fiscal 2000.

     Posthouse performed in line with expectations, generating an operating profit of £37 million in fiscal 2001, despite tough trading conditions, particularly in the south of England. Across EMEA, Holiday Inn saw O&L RevPAR up by 3.8%.

     The EMEA managed and franchised businesses made an operating profit of £31 million, the same as fiscal 2000, despite a key property in Germany moving from management contract into ownership. RevPAR performance across the estate was mixed; to August 2001, InterContinental managed RevPAR was up by 0.4%, while Crowne Plaza managed RevPAR was down by 0.7% and franchise fell by 1.9%. Holiday Inn franchise saw RevPAR growth of 4.2% for the full year, while Express franchise also saw RevPAR growth of 4.2%.

     Overall, EMEA’s operating profit was £202 million in fiscal 2001, 22% up on fiscal 2000 including the benefit of six months Posthouse trading. Excluding this, operating profit was level with fiscal 2000.

     Asia Pacific. The Asia Pacific region had an operating profit of $26 million in fiscal 2001, $4 million down on fiscal 2000. Despite benefiting from a full 12 months of profits from the SPHC hotels acquired in January 2000, the economic conditions in the region, particularly in Australia, had an adverse impact on the results. While the Australian hotels performed ahead of their competitive sets, their O&L RevPAR was 5.7% down on the previous year with occupancy 1.8 percentage points lower. The events of September 11, 2001, also had some impact on the region, particularly in Hong Kong, where the Hotel InterContinental Hong Kong was acquired at the end of August 2001.

Back to Contents

     Other. The Other segment includes Central service costs, less other income items. In fiscal 2001, this income included $22 million of dividends received from FelCor, up $1 million on fiscal 2000, and $10 million of income from lease terminations. Following the events of September 11, 2001, FelCor management announced plans to re-evaluate its common dividend policy, which resulted in a significant dividend reduction.

     Cash flow and Investment. Excluding the major acquisition of Posthouse, net capital expenditure amounted to £607 million in fiscal 2001. This included £139 million on the planned refurbishment program at InterContinental properties (£63 million in EMEA, £76 million in the United States) and the continued expansion of the Staybridge Suites brand in the United States (£28 million). In Asia Pacific, the acquisition of the Hotel InterContinental Hong Kong, as well the addition of the InterContinental Wellington, New Zealand and Crowne Plaza Canberra, Australia, both previously Parkroyal management contracts, contributed to the region’s capital expenditure. The ongoing refurbishment program in the owned InterContinental estate was expected to continue to require large capital expenditure in fiscal 2002, particularly on the hotels in Paris (Le Grand), Cannes, Chicago and Madrid. Fiscal 2002 will also include expenditure on the continuing refurbishment and upgrade of the London Forum. This was rebranded from October 1, 2001 to the Holiday Inn London – Kensington Forum and, with 910 rooms, became the world’s largest Holiday Inn.

     SCH operating cash flow in fiscal 2001 was an outflow of £80 million compared with an inflow of £114 million in fiscal 2000. This reflected the higher level of net capital expenditure in fiscal 2001.

Soft Drinks

     Turnover. Overall, turnover was up by 5.9% to £571 million in fiscal 2001 on volumes up 3.2% on fiscal 2000.

     Although the disappointing fourth quarter of fiscal 2000 continued into the first quarter of fiscal 2001, virtually all sectors saw growth in the summer period. Fiscal 2001 saw the continuation of intense competition by major retailers on pricing, which resulted in average retail prices in the take-home channel being flat year on year.

     Robinsons performed strongly in fiscal 2001, generating volume growth of over 17% on fiscal 2000 and increased its share of the dilutables market by 3.2 percentage points. Fruit Shoot, launched in the summer of 2000, captured 4.5 percentage points of the fruit drinks take-home market in fiscal 2001. However, Soft Drinks saw a reduction of 1 percentage point in its market share of the take-home carbonates market, due to intense promotional investment by competitors.

     Operating profit. Soft Drinks had an exceptional year in fiscal 2001, with operating profit of £57 million up 23.9% on fiscal 2000.

     Cash Flow and Investment. Soft Drinks continued to invest in new product development and expansion of its production capacity. Operating cash inflow in fiscal 2001 was £99 million after capital investment of £28 million.

Six Continents Retail

     Turnover. Total turnover in the ongoing estate was up 4.3% to £1,396 million in fiscal 2001, with food sales up 10.1% and drink sales up 3.1%. In core uninvested outlets, like-for-like sales were down 0.8% over the previous fiscal year in total, but this represented year on year growth in the second half of 0.1%. Branded uninvested like-for-like sales were 0.4% ahead of the previous year, with particularly strong performances from Ember Inns, Hollywood Bowl, Vintage Inns and All Bar One.

     The market started to see an underlying improvement in the balance of supply and demand for the pub and restaurant sector in general. However, there were a number of one-off adverse external factors which impacted trading. Fiscal 2001 started with exceptionally wet weather and regional flooding, followed by the impact of the foot and mouth epidemic in the spring. Against this background, increases in employment and property costs continued to put pressure on SCR’s cost base. The trend towards polarization of the market to large branded outlets and smaller unbranded community pubs continued apace, with leading pub retailers continuing to rationalize their estates.

     SCR continued to actively move the mix of its estate towards larger branded outlets, moving from 792 branded outlets at the end of fiscal 2000 to 967 at the end of fiscal 2001. In February 2001, SCR sold 988 smaller

Back to Contents

outlets that were not suited for conversion to its brands for £625 million. Investment in the ongoing estate continued strongly with the opening of 36 new branded outlets and the conversion of a further 139 unbranded outlets to branded formats. Of the 550 former Allied Domecq outlets acquired in the previous fiscal year, at the end of fiscal 2001 a total of 263 had been converted to SCR formats and a further 41 refurbishments were in progress. These converted sites recorded sales uplifts in excess of 40% above the last full year under the previous owners.

     At the end of fiscal 2001, SCR operated a total of 2,053 managed outlets; 639 in the Restaurants division and 1,414 in the Pubs & Bars division. The continuing shift in the shape of the business away from a beer dominated pub operator was illustrated through the change in sales mix, with food sales accounting for 28% of total sales compared with 23% in fiscal 2000. As a result, the overall average weekly takings per outlet increased from £10,700 in fiscal 2000 to £13,900 in fiscal 2001, a rise of 30%. Over 650 outlets had average weekly takings in excess of £15,000, compared with just over 540 outlets in fiscal 2000. The number of outlets with sales in excess of £20,000 rose to over 350, compared with some 300 outlets in fiscal 2000.

     Operating profit. Total operating profit of £305 million was 11.8% down on the prior year. In the ongoing estate, operating profit grew by 1.1% to £274 million, however this growth was held back by the refurbishment program. The incremental negative impact of closure and pre-opening costs resulting from the accelerated investment program was £11 million; excluding these costs, the underlying operating profit growth was 4.9%. The investment in branded outlets continued to generate returns on average in excess of 15%.

     Cash flow and Investment. SCR generated an operating cash inflow of £66 million after net capital investment of £288 million, compared with an operating cash inflow of £213 million after net capital expenditure of £204 million in fiscal 2000. In fiscal 2001, £224 million was spent on outlet acquisitions, conversions and expansion and included £102 million on conversion of the former Allied Domecq pubs to SCR brands and formats.

Exceptional items

     The operating exceptional item of £43 million related to reorganization, restructuring and strategic appraisal costs in SCH. The non-operating exceptional items of £2 million included a loss on the disposal of 988 smaller unbranded pubs, and a profit from the finalization of the pension scheme transfer, following the disposal of the Group’s brewing operations last year. These operating and non-operating items have been treated as major exceptional items and their effect, along with the impact of the associated tax charge of £1 million have been excluded from the calculation of adjusted earnings per share. Other exceptional items were minor and amounted to a £2 million charge in total.

Net Interest

     The net interest charge decreased by £93 million to £59 million. This was mainly due to the lower average level of debt following the receipt of £2.3 billion from the disposal of the Group’s brewing operations last year. The Group saw a further reduction in the level of net debt following the sale of the 988 pubs in February 2001, but borrowings later increased with the acquisition of Posthouse and the Hotel InterContinental Hong Kong.

     The Group deposited the brewing and pub proceeds in sterling investments and also in currency swaps which were used to replace US dollar and other currency borrowings from banks. As a result there was an £87 million increase in net sterling interest receivable. US dollar interest payable fell by some £7 million overall. This was the net result of lower overall interest rates more than offsetting the impact of higher average borrowings, and a weaker average sterling/US dollar exchange rate (2001 £1:$1.44; 2000 £1:$1.55).

Taxation

     Excluding the impact of the major exceptional items, the tax charge represents an effective rate of 30.4%, unchanged from fiscal 2000.

     Excluding the effect of major exceptional items and prior year items, the Group tax rate was 30.5%, compared with 30.0%, the rate nominally applicable in the United Kingdom. This difference arises primarily due

Back to Contents

to overseas profits being taxed at rates higher than the UK statutory rate, offset by the recognition of certain overseas tax losses following an internal reorganization.

Earnings and Dividend

     Earnings totaled £443 million in fiscal 2001 against £1,691 million in fiscal 2000; the equivalent basic earnings per share were 51.3p and 193.7p, respectively. Eliminating the distorting effect of the major exceptional items, adjusted earnings per share were 56.2p, compared with 58.4p in fiscal 2000. Diluted earnings per share, which reflect the number of options outstanding at September 30, 2001, were 51.0p in fiscal 2001 compared with 192.4p in fiscal 2000.

     The total dividend for the fiscal year was 34.3p, representing an increase of 3.0% on the previous fiscal year and dividend cover of 1.6 times based on adjusted earnings.

Cash flow and Capital Expenditure

     Operating cash inflow from continuing operations of £76 million was £252 million lower than the prior fiscal year’s cash inflow of £328 million, reflecting the significant increase in the level of net capital expenditure, which increased by £271 million to £868 million. Net capital expenditure in SCH was significantly higher than in the previous year and reflected the acquisition of the Hotel InterContinental Hong Kong for $346 million and expenditure on the ongoing refurbishment program of the InterContinental owned hotels. SCR net capital expenditure of £288 million was £84 million higher than in the previous fiscal year, due to expenditure on outlet acquisitions, and the continued refurbishment and conversion to SCR brands of the pubs formerly owned by Allied Domecq.

     Payment of interest, dividends and taxation absorbed £513 million, compared with £585 million in fiscal 2000. The main reason for this improvement in cash flow was the decrease in the Group’s interest payments, as a result of the average level of debt being much lower following the disposal of the Group’s brewing operations in fiscal 2000. Including cash flows from discontinued operations, normal cash outflow was £397 million, being £295 million more than fiscal 2000.

     The cash outflow of £752 million for major acquisitions reflected the amount paid for Posthouse. Major disposals cash inflow of £623 million reflected the proceeds from the sale of 988 smaller unbranded outlets and the receipt of deferred consideration in respect of the pension scheme transfer, following the sale of Bass Brewers in fiscal 2000. After taking account of £103 million for the repurchase of Six Continents PLC shares, the impact of exchange movements and debt acquired, net debt at September 30, 2001, was £1,001 million, compared with £345 million at the start of the fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

     Six Continents’ policy is to maintain a combination of medium- and long-term capital market borrowings and committed bank facilities to ensure that it has sufficient financial resources to meet its medium-term funding requirements. At September 30, 2002 gross debt (including currency swaps) amounted to £3,632 million, comprising £1,953 million of US dollar borrowings, £532 million of sterling borrowings, £811 million of euro borrowings, £215 million of Hong Kong dollar borrowings and the remainder denominated in a variety of other currencies (after the effect of currency swaps).

     Long-term borrowing requirements at September 30, 2002 were met through sterling debentures and other bonds denominated in sterling, US dollar or euro. Short-term and medium-term borrowing requirements are met from drawing under committed bank facilities, commercial paper programs and a medium-term note facility. At September 30, 2002, committed bank facilities amounted to £1,628 million and uncommitted facilities to £155 million; of these total facilities, only £750 million was utilized.

     During fiscal 2002 the Group continued to make use of currency swaps to maintain the Group’s policy of hedging foreign currency denominated assets and income streams.

Back to Contents

     The Group continues to comply with all of the financial covenants in its loan documentation, none of which represents a material restriction on funding or investment policy in the foreseeable future.

     The Group also held short-term deposits and investments (including currency swaps) at September 30, 2002 amounting to £2,455 million. Credit risk on treasury transactions is minimised by operating a policy on investment of surplus funds that generally restricts counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also set with individual counterparties. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

     Net debt at September 30, 2002 was £1,177 million and gearing (net debt expressed as a percentage of shareholders’ equity) was 22%.

     Six Continents believes that the requirements of its existing business and future investment can be met from cash generated internally, disposal of assets and businesses and external finance expected to be available to it.

     At September 30, 2002, £848 million of total borrowings (excluding currency swaps), were due for repayment within one year, £14 million was due for repayment between one and two years, £84 million between two and five years and £533 million was due for repayment after five years.

     On December 5, 2002 the Group announced a tender offer for the repurchase of all outstanding medium-term notes. This offer was accepted by the holders of all the £10 million Floating Rate Notes due 2004, all the €25 million 4.52% Notes due 2006 and 92.76% of the principal amount of the £250 million 5.75% Notes due 2007. Accordingly, all the 2004 and 2006 Notes and 92.76% of the 2007 Notes were repurchased on January 28, 2003.

     At a meeting of the holders of the £250 million 10 3/8% Debenture Stock 2016 (the “Stock”) convened on January 14, 2003, a resolution was passed approving the insertion of an option into the terms and conditions of the Stock requiring the Company to redeem the Stock, no later than May 31, 2003. This enables the Company to redeem the Stock at a price corresponding to a yield of 100 basis points over the yield of UK Treasury Stock 8% due 2015. The Company gave notice to Stockholders on February 11, 2003 that it will redeem all of the Stock on February 27, 2003. The premium on redemption is currently estimated at £122 million.

     On February 3, 2003, Six Continents signed a new bank facility agreement with Barclays Capital, HSBC Bank plc, J.P. Morgan plc, Salomon Brothers International Limited and The Royal Bank of Scotland plc acting as joint arrangers (the “Arrangers”) and HSBC Bank plc as agent in respect of a 364-day £3,000 million revolving credit facility with a term-out option (“Bridge Facility Agreement”). The Bridge Facility Agreement is expected to cover the short time period between February 13, 2003, (the date on which the balance of the current Six Continents’ $3,000 million syndicated loan facility matured) and the date of completion of the Separation when it is expected to be canceled and prepaid.

Exchange and Interest Rate Risk, and Financial Instruments

     Treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The treasury function does not operate as a profit center. Treasury activities include the use of spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options, and forward rate agreements.

     Movements in foreign currency exchange rates, particularly in the US dollar and the euro, can affect the Group’s reported net income, net assets, gearing (net debt expressed as a percentage of shareholders’ funds) and interest cover. To hedge this translation exposure as far as is reasonably practical, borrowings are taken out in foreign currencies (either directly or via currency swaps), which broadly match those in which the Group’s major net assets are denominated. The interest on these borrowings hedges foreign currency denominated income streams. During fiscal 2002, the interest on US dollar borrowings hedged around 73% of the profit generated in US dollars, while interest on euro borrowings hedged around 85% of profit generated in euro and related currencies. During 2002, the US dollar was on average 3% weaker than in 2001 by comparison with sterling,

Back to Contents

while the euro was 1% stronger. The impact of the US dollar exchange rate movement was to decrease operating profit by £3 million offset by a reduction of £2 million in the interest charge.

     Foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.

     Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25%, and no more than 75%, of net borrowings for each major currency. This is achieved through the use of fixed rate debt, interest rate swaps and options (such as caps) and forward rate agreements. At September 30, 2002, 34% of borrowings were at fixed rates and 66% were at variable rates. Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates or a similar rise in euro interest rates, would increase the net interest charge by approximately £8 million and £5 million, respectively. A similar movement in sterling rates would have the opposite effect, reducing the net interest charge by approximately £14 million.

Commitments Under Operating Leases

     At September 30, 2002, the Group had commitments under noncancelable operating leases as follows:

September 30, 2002

(£ million)
Due within one year	108
Due between:
one to two years	92
two to three years	83
three to four years	80
four to five years	78
thereafter	1,569

2,010

Performance Guarantees

     In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. It is the Company’s view that, other than to the extent that liabilities have been provided for in the financial statements, such guarantees are not expected to result in material financial loss to the Group.

Material Commitments for Capital Expenditure

     As of September 30, 2002, Six Continents had committed contractual capital expenditure of £314 million; of this amount, £281 million related to SCH and Soft Drinks and £33 million to SCR. Contracts for expenditure on fixed assets are not authorized by the directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.

     The current plans include SCH’s intention to invest approximately £450 million net capital expenditure in fiscal 2003. This level of capital expenditure is reviewed regularly during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations. Individual asset capital plans will also be reviewed to assess the appropriateness of the projects and their timing. It is expected that the rate of new capital commitment for SCH will be at a lower rate than in recent years.

     The total capital invested by the Group in fiscal 2002 and 2001 was £686 million and £1,728 million, respectively.

Pension Plan Commitments

     As part of the Separation, M and B will become the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan (the “Plans”). Subject to completion of the Separation,

Back to Contents

approximately 30% of the assets and liabilities of these Plans will be transferred to the new InterContinental PLC and Britvic Group plans with effect from April 1, 2003. Following April 1, 2003, M and B will continue to be exposed to the remaining funding risks in relation to the defined benefit sections of the Plans and the InterContinental Group will be exposed to the funding risks in relation to the defined benefit sections of the new InterContinental PLC and Britvic Group plans. Such risks are as explained in “Item 3. Key Information – Risk Factors”.

     Both of these approved schemes were last formally valued as at March 31, 2002, but there have been substantial changes in stock market performance since then. Informal figures determined by the schemes’ actuary as at December 31, 2002, showed the staff scheme’s and executive scheme’s defined benefits respectively to be funded at 116% (i.e. £108 million surplus) and 112% (i.e. £28 million surplus) on the statutory minimum funding requirement and 83% (i.e. £163 million deficit) and 85% (i.e. £45 million deficit) on an ongoing basis. The actuary has recommended, in relation to the staff scheme defined benefits, that for future service accrual, from October 1, 2002 employers contribute at a rate of 11%. The corresponding recommended percentage in relation to the executive scheme is 27.1%. These rates have been implemented from October 1, 2002. In late September 2002, Six Continents decided to make additional contributions to the Plans of £60 million of which £15 million was paid prior to the end of September 2002. Future funding requirements will be determined on a triennial basis following actuarial valuations.

Back to Contents

TREND INFORMATION

Six Continents Hotels

Trading

     SCH has seen encouraging revenue recovery in the first quarter of fiscal 2003, against weak prior year comparables, and many of its brands have again outperformed their respective markets. This reflects the benefits of SCH’s refurbishment programs and the decision to increase investment in sales, marketing and technology. However, profits were substantially lower due to the planned cost increases, which weighed heavily in the first quarter of fiscal 2003, the loss of profit from hotels in renovation and the fact that the revenue growth was largely driven by occupancy. SCH expects these costs to diminish as fiscal year 2003 progresses and benefits to arise from the return of the InterContinental Le Grand Hotel Paris in the second half of fiscal 2003.

     In all regions RevPAR performed better in the first quarter of fiscal 2003 than the same period in the prior year. However, RevPAR is below the same period two years ago.

     In the Americas, SCH’s newly renovated InterContinental hotels continued to outperform in aggregate the markets in the key cities in which they operate. The owned Americas InterContinental RevPAR is up 20.8% in the first quarter to December 31, 2002. Crowne Plaza had a creditable performance in the first quarter outperforming its market and showing a RevPAR increase of 5.9%.

     In the same period, SCH’s mid-scale franchise businesses performed very well despite the ongoing difficult market conditions, with Holiday Inn Express continuing to outperform its relative market with RevPAR up 3.5% and Holiday Inn performing in line with its relative market with RevPAR up 2.3%. In operating profit terms the Americas region is marginally up on fiscal 2002.

     In EMEA, underlying trading in SCH’s O&L upscale hotels remains depressed due to the high dependency on US guests. In the first quarter of fiscal 2003, the InterContinental Le Grand Hotel Paris was closed against a period in which it was open in fiscal 2002. The hotel is expected to reopen in Spring 2003. RevPAR for owned and leased InterContinental and Crowne Plaza hotels was up 12.8% and 2.0%, respectively, in the first quarter of fiscal 2003 benefiting from the increase in marketing activity.

     Holiday Inn UK, after adjusting for rooms out for renovation, has continued to outperform its relative market, also having benefited from increased revenue investment. As a result, across the EMEA region as a whole, the aggregate of specific cost increases, and the loss of profit from hotels in refurbishment has meant that profits are substantially down on fiscal 2002.

     In Asia Pacific, the InterContinental Hong Kong has had a very strong performance, benefiting from an increase in sales and marketing, with the result that profits for the region as a whole were well ahead of fiscal 2002.

     SCH has planned investment in marketing and IT expenditure of $30 million for fiscal 2003. Of this amount some $13 million has been spent in the first quarter of 2003 as planned, with a consequent increase in central costs. Dividends received from Felcor were down $4 million.

Outlook

     In the Americas and EMEA continued downward pressure on corporate profitability, together with the increasing climate of uncertainty as a result of slowing economic growth and the ongoing threat of war, continue to affect the prospects for SCH’s business.

     Against this background, SCH is continuing to drive RevPAR, particularly in its refurbished hotels. At the same time SCH is renewing its focus on the cost base, working on the assumption that the trading environment will remain difficult.

Soft Drinks

     Turnover in the Soft Drinks business rose by over 7% in the first quarter of fiscal 2003. The Soft Drinks business’ leading brands have performed well, with Pepsi and Robinsons in particular having good first quarters

Back to Contents

during which both brands grew market share. Tight business controls have led to strong profit growth over the first quarter of fiscal 2002.

Six Continents Retail

Trading

     In SCR, total sales were 1% ahead of the same period in fiscal 2002 with some improvement since mid December 2002. SCR continues to see weaker trading in greater London and on the high street (main street). However, sales generated in residential areas outside London, accounting for 60% of SCR’s business, continue to be more resilient. Actions have been taken to enhance staff productivity further and to reduce support function costs to mitigate increases in regulatory and pension costs (see below).

     The high street and greater London markets saw a significant slowdown in the last quarter of 2002, and trading conditions have remained difficult in those areas. However, there has been more resilient trading in the suburban estate, particularly from food sales.

     Total sales were up 1% with food sales ahead by 3% and drinks sales marginally down. Uninvested like for like sales in the eight weeks from November 23, 2003 were down 3.3%, an improvement on the previous eight weeks, resulting in uninvested like for like sales in the 16 weeks to January 18, 2003, down 3.9%.

     In the year to date, food and drink gross margin percentages have been held against last year. However, following successful trials of some controlled promotional activities to generate incremental sales, SCR plans to reinvest around one percentage point of gross margin in the balance of the year through these and further promotional activities.

     SCR continues to drive benefits from its scale, with gains in staff productivity in December 2002 and January 2003 running at 5% over the same period in fiscal 2002. SCR is also driving further purchasing benefits. In addition, as a result of actions already taken, SCR is confident of delivering £10 million of annualized central cost reductions, of which approximately £5 million will be realized in the second half of fiscal 2003.

     Regulatory driven costs are expected to increase by £9 million this year and there is an additional increase of £7 million in pension costs.

     With the continuing strength in property prices, SCR is taking advantage of specific value-enhancing disposal opportunities, largely for alternative use. These amount to £16 million in the year to date and are ahead of schedule, against a forecast of at least £25 million for fiscal 2003.

Outlook

     While SCR is not immune to any overall slowdown in UK consumer expenditure, it expects the recent trends to continue for the balance of the fiscal year. With a focus on the residential areas and value for money food, coupled with the increasing impact of cost reductions and rising staff productivity, SCR expects to deliver a resilient performance relative to a slowing economy for the rest of fiscal 2003.

Back to Contents

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     Overall strategic direction of Six Continents is provided by the board of directors, comprising executive and non-executive directors, and the Strategy Director who is not a main board director.

     The directors and officers of Six Continents during the year ended September 30, 2002 were:

Directors

Name	Title	Initially appointed to the board	Date of next reappointment by shareholders (6)

Roger Carr (1) (2)	Director	1996	—
Tim Clarke (2)	Director and Chief Executive	1996	—
Robert C. Larson (1)	Director	1996	2005
Sir Geoffrey Mulcahy (1) (3)	Director	1989	—
Richard North	Director and Group Finance Director;	1994	2004
	CEO of Six Continents Hotels;
	Chairman of Britvic Soft Drinks
Thomas R. Oliver (4)	Director; Chairman of Six Continents Hotels	1998	—
Sir Ian Prosser	Director and Chairman	1978	2004
Bryan Sanderson (1) (2)	Director	2001	—
Sir Howard Stringer (1) (5)	Director	2002	2005

Officers

Name	Title	Initially appointed

Karim Naffah (2)	Strategy Director	2000
Richard Winter	Secretary and General Counsel	2000

(1)	Non-executive director.
(2)	Retiring on Separation.
(3)	Retired on February 13, 2003.
(4)	Service contract expires March 31, 2003.
(5)	Appointed on May 22, 2002.
(6)	The proposed Separation Transaction is expected to occur prior to the date of next reappointment. The anticipated Separation would cause these dates to change. Upon completion of the Separation Transaction, Six Continents PLC will be a subsidiary of the new holding company, InterContinental Hotels Group PLC, which initially is expected to have the following executive and non-executive directors: Richard Hartman, Ralph Kugler, Robert C. Larson, Richard North, Stevan Porter, David Prosser, Sir Ian Prosser, Richard Solomons, Sir Howard Stringer and David Webster.

Directors and officers

     Sir Ian Prosser, Chairman, age 59, joined Six Continents in 1969 and held various appointments in finance and planning prior to his appointment as Director of Finance and Planning in 1978. He was appointed Group Managing Director in 1984, and became Chairman and Chief Executive in 1987, relinquishing the role of Chief Executive in 2000. He is non-executive Deputy Chairman of BP p.l.c. and a non-executive director of Glaxo SmithKline plc. He is also a member of the Confederation of British Industry President’s Committee and Chairman of the Executive Committee of the World Travel & Tourism Council.

     Roger Carr, senior independent non-executive director, age 56, was appointed to the board in 1996. He is a non-executive director of Centrica PLC and non-executive Deputy Chairman of Cadbury Schweppes PLC. He is also a senior adviser to Kohlberg Kravis Roberts Co. Ltd. and a member of the Industrial Development Advisory Board.

Back to Contents

     Tim Clarke, Chief Executive, age 45, joined Six Continents in 1990, was appointed to the board in 1996 and became Chief Executive in 2000, having previously been Chief Executive of Six Continents Retail. He is a director of the British Beer and Pubs Association and a non-executive director of Debenhams plc.

     Robert C. Larson, non-executive director, age 68, was appointed to the board in 1996. A US citizen, he is a Managing Director of Lazard Frères & Co, LLC and Chairman of Lazard Frères Real Estate Investors, LLC.

     Sir Geoffrey Mulcahy, non-executive director, age 61, was appointed to the board in 1989.

     Richard North, Group Finance Director, age 53, joined the Group and was appointed to the board in 1994 as Group Finance Director. He is responsible for finance, pensions, tax, treasury and corporate finance (M&A) activity and is Chairman of Britvic Soft Drinks. He is also a non-executive director of Logica CMG plc and FelCor Lodging Trust Inc.

     Thomas R. Oliver, age 61, is Chairman of Six Continents Hotels. A US citizen, he joined the Group in 1997 and was appointed to the board in 1998. He is also a non-executive director of Interface Inc.

     Bryan Sanderson, non-executive director, age 62, was appointed to the board in 2001. He is Chairman of BUPA, Sunderland PLC and the Learning and Skills Council and a non-executive director of Standard Chartered PLC.

     Sir Howard Stringer, non-executive director, age 60, was appointed to the board on May 22, 2002. Of US and British nationality, he is a director of the Sony Corporation and Chairman and Chief Executive Officer of Sony Corporation of America.

     Karim Naffah, Strategy Director, age 39, joined the Group in 1991 as Strategic Planning Manager, becoming its Director of Strategic Planning in 1992, and in 1998 he assumed additional responsibilities for IT and property. In 2000, he was appointed to the Strategic Business Committee. He is responsible for Group strategy, Group IT and property development.

     Richard Winter, Group Company Secretary and General Counsel, age 53, joined Six Continents in 1994 as head of Group Legal and has been Company Secretary and General Counsel since 2000. He is responsible for the secretariat, Group assurance, risk management, legal matters and corporate governance issues.

COMPENSATION

     In fiscal 2002, the aggregate compensation (including pension contributions, bonus and awards under the long-term incentive plans) of the directors and officers of the Company was £4,508,000. The aggregate amount set aside or accrued by the Company in fiscal 2002 to provide pension retirement or similar benefits for those individuals was £394,000. An amount of £677,000 was charged in fiscal 2002 in respect of bonuses payable to them under performance related cash bonus schemes and long-term incentive plans.

     Note 4 of Notes to the Financial Statements sets out the aggregate compensation of individual directors. The following are details of the Company’s principal option schemes and the profit share scheme.

Executive Share Option Scheme

     The Six Continents Executive Share Option Scheme 1995 (the “New Scheme”) introduced in 1995, succeeded the Six Continents Executive Share Option Scheme (the “Old Scheme”). Under the terms of the New Scheme, the Remuneration Committee, consisting solely of non-executive directors, may select employees, including executive directors, of the Group, for the grant of options to acquire ordinary shares in the Company. The option price will not be less than the market value of an ordinary share, or the nominal value if higher. The market value will be the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant or such other day as the Inland Revenue may agree. The exercise of options under the New Scheme is subject to the achievement of a performance condition. The International Schedule to the New Scheme extends it to executives outside the United Kingdom. As of February 10, 2003, 12,638,404 ordinary shares were subject to options under the New Scheme at subscription prices between 505.00p and 1014.50p, exercisable on dates up to the year 2012.

Back to Contents

As of February 10, 2003, 10,410,300 ordinary shares were subject to options under the International Schedule to the New Scheme at subscription prices between 505.00p and 1014.50p, exercisable on dates up to the year 2012. As of February 10, 2003, 100,600 ordinary shares were subject to options under the Old Scheme at subscription prices of between 520.00p and 584.00p, exercisable on dates up to the year 2004. No further options may be granted under the Old Scheme.

Special Deferred Incentive Plan

     The Six Continents Special Deferred Incentive Plan (the “SDIP”) enables eligible Six Continents employees to receive all or part of their bonus in the form of Six Continents ordinary shares after the end of a specified period (which is typically one year) together with, in certain cases, a matching grant of free shares. Participation in the SDIP is at the discretion of the directors of Six Continents. The number of shares is calculated by dividing a specific percentage of the participant’s salary by the average share price for a period of days prior to the date on which the shares are granted. As of February 10, 2003, 416,103 ordinary shares were conditionally granted under the plan.

Sharesave Scheme

     The Six Continents Sharesave Scheme 2002 (the “2002 Scheme”) was introduced in 2002 and succeeded the Six Continents Employee Savings Share Scheme 1992 (the “1992 Scheme”). The 2002 Scheme is available to all employees (including executive directors) employed by participating Group companies provided they have been employed for at least one year. The 2002 Scheme provides for the grant of options to subscribe for ordinary shares at the higher of the nominal value and not less than 80% of the average of the middle market quotations of the ordinary shares on the three dealing days preceding the date of invitation. As of February 10, 2003, 1,709,958 ordinary shares were subject to options under the 2002 Scheme at a subscription price of 600.00p exercisable up to the year 2007. As of February 10, 2003, 2,642,174 ordinary shares were subject to options under the 1992 Scheme at subscription prices of between 470.00p and 886.00 p, exercisable on dates up to the year 2008. No further options may be granted under the 1992 Scheme.

Employee Profit Share Scheme

     The Employee Profit Share Scheme (the “UK Profit Scheme”) is available to all UK employees (including executive directors) employed by participating Group companies, provided they have at least three years continuous service. The directors have discretion to offer participation in the UK Profit Scheme to non-UK employees. The board may elect to allocate a percentage of profits before tax to the UK Profit Scheme. Any such profits so allocated are used to purchase ordinary shares, which are then divided among participants in proportion to their earnings. As of February 10, 2003, 3,532,891 ordinary shares were held by the Trustees under the UK Profit Scheme on behalf of participants. The UK Government has decided to withdraw Profit Share Schemes and no allocations of profit under the UK Profit Scheme will be possible after 2002.

     As of February 10, 2003, 5,464 ordinary shares were held by the Trustees of the Irish Profit Sharing Scheme (the “Irish Profit Scheme”) on behalf of participants. Following the disposal of Bass Brewers in August 2000, the Group has no employees who are eligible to participate in the Irish Profit Scheme and no further allocations of profit will be made. The shares will be released from Trust on February 21, 2003.

Options and ordinary shares held by directors

     Details of the directors’ interests in the Company’s shares are set out below and in Note 4 of Notes to the Financial Statements.

Back to Contents

BOARD PRACTICES

Service Agreements

     The executive directors have service agreements with the Company. In the cases of Richard North, Thomas R. Oliver and Sir Ian Prosser, the service agreements require two years’ notice of termination, subject to retirement at age 60 for Richard North and Sir Ian Prosser, and 62 in the case of Thomas R. Oliver. Tim Clarke has a service agreement which requires one year’s notice of termination, subject to retirement at age 60. See Note 4 of Notes to the Financial Statements “Staff Costs — Contracts of service — Policy”.

Payments on Termination

     Upon retirement, and under certain other specified circumstances on termination of his employment, a director will become eligible to receive a pension. See Note 4 of Notes to the Financial Statements for details of directors’ pension entitlements at September 30, 2002.

     With the move toward one year contracts, the Remuneration Committee has decided that termination payments are not required to be specified in directors’ service agreements, except that in circumstances where a director’s employment is terminated within 12 months following a change of control of the Company, the director would be entitled to compensation up to a sum equivalent to approximately 21 months’ remuneration and 24 months’ pension contribution. These provisions have been waived in respect of the Separation. Upon the proposed Separation, no provisions for compensation for termination following change of control will be included in the current directors’ contracts.

     Pursuant to an agreement dated February 12, 2003, Thomas R. Oliver will cease to be a director of Six Continents with effect from March 31, 2003, and will receive upon termination a discretionary performance bonus of up to $650,000 based on personal perf ormance and satisfaction of personal objectives. This bonus is in substitution for, and not in addition to, his annual performance bonus.

Audit Committee

     The Audit Committee, chaired by the senior independent director, Roger Carr, consists of all the non-executive directors, Roger Carr, Robert C. Larson, Bryan Sanderson and Sir Howard Stringer and meets at least three times a year. It assists the board in observing its responsibility for ensuring that the Group’s financial systems provide accurate and up-to-date information on its financial position and that the Group’s published financial statements represent a true and fair reflection of this position. It also assists the board in ensuring that appropriate accounting policies, internal financial controls and compliance procedures are in place. The auditors attend its meetings, as does the Head of Group Assurance, who has direct access to the Chairman of the Committee.

Remuneration Committee

     The Remuneration Committee, chaired by the senior independent director, Roger Carr, consists of all the non-executive directors, Roger Carr, Robert C. Larson, Bryan Sanderson and Sir Howard Stringer and meets, on average, five times a year. The Head of the Group Human Resources function has direct access to the Chairman of the Committee. The Committee advises the board on overall remuneration policy. The Committee also determines, on behalf of the board, and with the benefit of advice from external consultants and the head of the Group Human Resources function, the remuneration packages of the executive directors. The remuneration of the non-executive directors is determined by the board.

Strategic Business Committee

     The Strategic Business Committee, chaired by the Chairman of the Company, consists of the executive directors and the Strategy Director and usually meets at least every three weeks. Its role is to consider and manage the important strategic and business issues facing the Group; it is authorized to approve capital and revenue investment within levels agreed by the board.

Back to Contents

EMPLOYEES

     The Group employed an average of 69,953 people worldwide in fiscal 2002. Of these, approximately 61% were employed on a full-time basis and 39% were employed on a part-time basis.

     The table below analyzes the distribution of the average number of employees for the last three fiscal years by division and by geographic region.

	United Kingdom	Rest of Europe, the Middle East and Africa	United States	Rest of World	Total

2002:
Hotels	11,670	5,622	5,944	4,947	28,183
Soft Drinks	2,565	—	—	—	2,565
Retail	36,703	2,037	—	—	38,740
Other activities	209	—	—	—	209

Total	51,147	7,659	5,944	4,947	69,697

2001:
Hotels	9,445	6,198	16,037	3,834	35,514
Soft Drinks	2,610	—	—	—	2,610
Retail	39,479	1,794	—	—	41,273
Other activities	221	22	1	—	244

Total	51,755	8,014	16,038	3,834	79,641

2000:
Hotels	3,225	6,377	13,935	5,769	29,306
Soft Drinks	2,717	—	—	—	2,717
Retail	46,583	1,428	—	—	48,011
Other activities	215	46	1	—	262

Continuing operations	52,740	7,851	13,936	5,769	80,296
Bass Brewers	4,155	1,110	—	—	5,265

Total	56,895	8,961	13,936	5,769	85,561

     The decrease in employee numbers in Six Continents Hotels in fiscal 2002 was primarily due to changes in the status of Bristol employees. The decrease in employee numbers in Retail in fiscal 2002 was primarily due to the sale of pubs.

     With the disposal of Bass Brewers, less than 6% of the Group’s UK employees are covered by collective bargaining agreements with trade unions, under which wages are negotiated annually, or procedural agreements.

     Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. Group companies believe that they will be able to continue to conduct their relationships with trade unions and employees in a satisfactory manner.

     Under EU law, many employees of Group companies are now covered by the Working Time Regulations which came into force in the United Kingdom on October 1, 1998. These regulations implemented the European Working Time Directive and parts of the Young Workers Directive, and lay down rights and protections for employees in areas such as maximum working hours, minimum rest time, minimum days off and paid leave.

     In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. The minimum wage was £4.20 per hour at October 1, 2002. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

Back to Contents

SHARE OWNERSHIP

     The interests of the directors and officers in the shares of the Company at February 10, 2003 were as follows:

Directors	Ordinary shares of 28p

Roger Carr	1,785
Tim Clarke	120,763
Robert C. Larson	11,571
Sir Geoffrey Mulcahy	1,785
Richard North	158,568
Thomas R. Oliver	68,105
Sir Ian Prosser	276,238
Bryan Sanderson	—
Sir Howard Stringer	—

Officers
Karim Naffah	19,784
Richard Winter	8,713

     The above shareholdings are all beneficial interests and include shares held on behalf of executive directors by the Trustees of the Six Continents Employee Profit Share Scheme and of the Company’s ESOP. None of the directors has a beneficial interest in the shares of any subsidiary, nor in the debenture stocks issued by the Company or any subsidiary.

     On February 10, 2003, the executive directors’ technical interest in unallocated Six Continents PLC ordinary shares held by the Trustees of the ESOP was 88,925 shares.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     As far as is known to management, Six Continents is not directly or indirectly owned or controlled by another corporation or by any government. Under the provisions of Section 198 of the Companies Act, Six Continents has been advised of an interest held by Legal & General Plc in 24,176,813 ordinary shares, being 3.1% of the Company’s issued ordinary share capital. Six Continents does not know of any arrangements the operation of which may result in a change in its control.

RELATED PARTY TRANSACTIONS

     Other than as here described, there have been no material transactions during the last fiscal year to which any director or officer, or 10% shareholder, or any relative or spouse thereof, was a party. Richard North, as a Six Continents representative, is a non-executive director of FelCor, a US based franchisee of some of the Company’s hotel brands. There is no outstanding indebtedness to the Group by any director or officer or 10% shareholder. Under the terms of an arrangement reached with Iain Napier, a former director, prior to the sale of Bass Brewers, he is entitled to an annuity after May 22, 2003. See Note 4 of Notes to the Financial Statements. Pursuant to an agreement dated February 12, 2003 Thomas R. Oliver will cease to be a director of Six Continents with effect from March 31, 2003, but will subsequently provide services to SCH under the terms of a consultancy agreement to expire on March 31, 2005. If, by reason of a change of control, the consultancy agreement does not commence on April 1, 2003, SCH will pay Thomas R. Oliver a sum of $500,000, and the consultancy agreement will be treated as terminated by mutual agreement. The consultancy agreement is itself conditional on the Separation being completed by June 30, 2003.

Back to Contents

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

     See “Item 18. Financial Statements”.

Legal Proceedings

     Group companies have extensive operations in the United Kingdom, as well as internationally, and are involved in a number of legal proceedings incidental to those operations. It is the Company’s view that the outcome of such proceedings, either individually or in the aggregate, is not likely to have a material effect on the results of the Group’s operations or its financial position.

Dividends

     See “Item 3. Key Information – Dividends”.

SIGNIFICANT CHANGES

     None.

ITEM 9.     THE OFFER AND LISTING

     The principal trading market for the Company’s ordinary shares is the London Stock Exchange on which they have been traded since the incorporation of Six Continents in 1967. The ordinary shares are also listed on the New York Stock Exchange trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. Six Continents has a sponsored ADR facility with The Bank of New York as Depositary.

     The following tables show, for the fiscal periods indicated, the reported high and low middle market quotations (which represent an average of closing bid and ask prices) for the ordinary shares on the London Stock Exchange, as derived from the Daily Official List of the UK Listing Authority, and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	£ per ordinary share		$ per ADS (1)
Fiscal ended September 30	High	Low	High	Low

1998	11.75	6.36	20.06	10.50
1999	10.01	6.42	17.00	10.63
2000	8.42	5.80	13.75	8.50
2001	8.02	5.49	12.00	7.75
2002	7.83	5.41	11.80	8.40

Footnote on following page.

Back to Contents

	£ per ordinary share		$ per ADS (1)
Fiscal ended September 30	High	Low	High	Low

2001
First Quarter	7.60	6.60	11.06	9.56
Second Quarter	7.87	6.43	12.00	9.00
Third Quarter	8.02	6.98	11.63	9.87
Fourth Quarter	7.75	5.49	11.50	7.75
2002
First Quarter	7.34	6.00	10.97	8.73
Second Quarter	7.83	6.80	11.50	9.90
Third Quarter	7.80	6.66	11.80	10.11
Fourth Quarter	6.70	5.41	10.80	8.40
2003
First Quarter	5.90	4.60	9.40	7.27
Second Quarter (through February 10, 2003)	5.26	4.62	9.00	7.68

	£ per ordinary share		$ per ADS (1)
Month ended	High	Low	High	Low
August 2002	6.57	5.47	10.02	8.4
September 2002	6.07	5.41	9.72	8.25
October 2002	5.35	4.60	8.85	7.27
November 2002	5.90	5.08	9.40	8.07
December 2002	5.59	4.88	8.94	7.50
January 2003	5.17	4.61	9.00	7.68
February 2003 (through February 10, 2003)	5.26	5.13	8.95	8.47

(1)	Intra day high and low prices.

     As of February 10, 2003, 51,093,683 ADSs equivalent to 51,093,683 ordinary shares, or approximately 5% of the total ordinary shares in issue, were outstanding and were held by 3,566 holders.

     As of February 10, 2003, there were a total of 108,483 record holders of ordinary shares, of whom 203 had registered addresses in the United States and held a total of 172,469 ordinary shares (0.01% of the total issued). Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

Back to Contents

PLAN OF DISTRIBUTION

     Not applicable.

SELLING SHAREHOLDERS

     Not applicable.

DILUTION

     Not applicable.

EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following summarizes material rights of holders of the Company’s ordinary shares under the material provisions of the Company’s memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s memorandum and articles of association. Copies of the Company’s memorandum and articles of association were filed as exhibits to the Company’s Annual Report on Form 20-F for the year ended September 2001.

     The Company’s shares may be held in certificated or uncertificated form. No holder of the Company’s shares will be required to make additional contributions of capital in respect of the Company’s shares in the future.

     In the following description, a “shareholder” is the person registered in the Company’s register of members as the holder of the relevant share.

Principal Objects

     The Company is incorporated under the name Six Continents PLC and is registered in England and Wales with registered number 913450. The fourth clause of the Company’s memorandum of association provides that its objects include to acquire certain predecessor companies and carry on business as an investment holding company, to carry on business of brewers and distillers, licensed victuallers, to deal in commodities, to acquire and operate breweries, hotels and restaurants, as well as to carry on any other business which the Company may judge capable of enhancing the value of the Company’s property or rights. The memorandum grants to the Company a range of corporate capabilities to effect these objects.

Directors

     Under the Company’s articles of association, a director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities in which he will be interested as an underwriter, (d) concerning another body corporate in which the director is beneficially interested in less than one percent of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally

Back to Contents

with other employees and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

     In the absence of an independent quorum, the directors are not competent to vote compensation to themselves or any members of their body.

     The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by the Company and its subsidiaries shall not exceed an amount equal to one and one half times the Company’s share capital and aggregate reserves, unless sanctioned by an ordinary resolution of the Company.

     Any director attaining 70 years of age shall retire at the next Annual General Meeting. Such a director may be reappointed but shall retire (and be eligible for reappointment) at the next Annual General Meeting.

     Directors are not required to hold any shares of the Company by way of qualification.

Rights Attaching to Shares

     Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of the Company’s ordinary shares are entitled to receive such dividends as may be declared by the shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the directors.

     The Company’s board of directors may pay shareholders such interim dividends as appear to them to be justified by the Company’s financial position. If authorized by an ordinary resolution of the shareholders, the board of directors may also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company).

     Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

Voting Rights

     Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every 28p in nominal amount of the shares held by that shareholder. A poll may be demanded by any of the following:

•	the chairman of the meeting;

•	at least five shareholders entitled to vote at the meeting;

•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

     A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

     The necessary quorum for a general meeting is three persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Back to Contents

     Matters are transacted at general meetings of the Company by the proposing and passing of resolutions, of which there are three kinds:

•	an ordinary resolution, which includes resolutions for the election of directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares;

•	a special resolution, which includes resolutions amending the Company’s memorandum and articles of association, disapplying statutory pre-emption rights or changing the Company’s name; and

•	an extraordinary resolution, which includes resolutions modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up.

     An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum.

     Special and extraordinary resolutions require the affirmative vote of not less than three-fourths of the persons voting at a meeting at which there is a quorum.

     In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have.

     Annual General Meetings must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. The board of directors may if they choose make arrangements for shareholders who are unable to attend the place of the meeting to participate at other places.

Variation of Rights

     If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

Rights in a Winding-up

     Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to any special rights attaching to any class of shares;

is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of the Company’s assets in kind.

Limitations on Voting and Shareholding

     There are no limitations imposed by English law or the Company’s memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares or ADSs, other than the limitations that would generally apply to all of the Company’s shareholders.

Back to Contents

MATERIAL CONTRACTS

Disposal of Bass Brewers

     The disposal agreement for Bass Brewers, including the business and assets of Bass Beers Worldwide, and the Company’s 80% shareholding in Praszke Pivovary, was entered into on June 14, 2000 between the Company and certain of its subsidiaries and Interbrew and certain of its subsidiaries. The transaction completed on August 22, 2000. Pursuant to the disposal agreement, certain subsidiaries of Interbrew acquired Bass Brewers from the Company’s subsidiaries. Both the Company and Interbrew guaranteed certain of their respective subsidiaries’ obligations under the disposal agreement.

     The consideration for the sale of Bass Brewers was £2,300 million, comprising £1,426 million for the shares and assets and £874 million by way of repayment by Bass Brewers of net intra group debt owed to the Company (or members of the Group). An adjustment in respect of net assets was agreed on November 3, 2000. This involved a payment of £24 million from Interbrew to Six Continents. In fiscal 2002 a further payment of £9 million was received in respect of the finalization of completion account adjustments.

     Under the disposal agreement, subsidiaries of the Company gave to Interbrew subsidiaries certain warranties and indemnities in relation to the shares and assets that were the subject of the disposal. In addition, the Company provided an indemnity in relation to the liabilities of Bass Holdings Limited (the holding company of Bass Brewers) arising out of that company having carried on the business of operation and management of licensed and unlicensed outlets as carried on by Six Continents Retail Limited, and other non-brewing businesses.

     The Company agreed that for the period of two years following the completion of the disposal, the Company and its subsidiaries would not engage in certain businesses that compete with the business of Bass Brewers as carried on as at the date of the disposal agreement.

     In connection with the disposal agreement, the parties entered into certain ancillary agreements on completion of the disposal which included: a beer supply agreement, where Six Continents Retail agreed to buy from Bass Brewers a minimum amount of certain products for a term of five years and to ensure that certain Bass Brewers products are available for consumption at a specified proportion of the Company’s outlets; a soft drink supply agreement under which the Company agreed to sell, or to procure the sale of, soft drinks to Bass Brewers for a term of five years; and ancillary intellectual property agreements governing the use of the Bass name and certain trademarks following the completion of the disposal.

Bridge Facility Agreement

     On February 3, 2003, Six Continents signed a new bank facility agreement with the Arrangers and HSBC Bank plc as agent in respect of a 364-day £3,000 million revolving credit facility with a term-out option. The Bridge Facility Agreement is expected to cover the short time period between February 13, 2003, (the date on which the balance of the current Six Continents’ $3,000 million syndicated loan facility matured) and the date of completion of the Separation when it is expected to be canceled and prepaid.

     The interest margin payable on borrowings under the Bridge Facility Agreement is fixed for the period from February 3, 2003 until May 31, 2003 by which time it is anticipated that the Separation shall have occurred. However, if the Bridge Facility Agreement is still in existence at this time, the margin will be increased from June 1, 2003 for the remainder of the term of the Bridge Facility Agreement and by a further amount if the term-out option is exercised.

     The Bridge Facility Agreement contains a restriction on Six Continents from making the anticipated £700,000,000 return of capital to its public shareholders unless the Separation has occurred or the Scheme of Arrangement has become effective.

     Provisions have been agreed with the Arrangers which allow them, following consultation with Six Continents and subject to an agreed limit, to increase the interest margin payable on borrowings under the Bridge Facility Agreement in the event that market conditions do not allow them to successfully syndicate the bank facility.

Back to Contents

EXCHANGE CONTROLS

     There are no restrictions on dividend payments to US citizens.

     Although there are currently no UK foreign exchange control restrictions on the payment of dividends on the ordinary shares or the ADSs, from time to time English law imposes restrictions on the payment of dividends to persons resident (or treated as so resident) or governments of (or persons exercising public functions in) certain countries (each of the foregoing, a “Prohibited Person”).

     There are no restrictions under the articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares. However, under current English law, ordinary shares or ADSs may not be owned by a Prohibited Person. In addition, the Company’s articles of association contain certain limitations on the voting and other rights of any holder of ordinary shares, whose holding may, in the opinion of the directors, result in the loss or failure to secure the reinstatement of any license or franchise from any US governmental agency held by Holiday Corporation or any subsidiary thereof.

TAXATION

     The following is a summary of material US federal income and UK tax consequences generally applicable to ownership by a beneficial owner of ADSs representing ordinary shares or of ordinary shares not in ADS form (i) that is resident in the United States and not resident in the United Kingdom for the purposes of the US/UK double taxation convention relating to income and capital gains (the “Income Tax Convention”), (ii) whose holding is not connected with a permanent establishment or fixed base in the UK through or from which the investor carries on or performs business activities or personal services, (iii) that is otherwise eligible for benefits under the Income Tax Convention with respect to income and gain from the ordinary shares or ADSs and (iv) that is a “US Holder”. A “US Holder” is (a) a citizen or resident of the United States, (b) a corporation, or other entity taxable as a corporation, organised under the laws of the United States or any State thereof, (c) an estate the income of which is subject to United States federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The summary is based on current US law (including the US Internal Revenue Code of 1986, as amended (the “US Internal Revenue Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions), current UK law and Inland Revenue practice and the Income Tax Convention as of the date of this document and is subject to any changes occurring after that date in US law, UK law or UK Inland Revenue practice, and in any double taxation convention between the United States and the United Kingdom. In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary addresses only the tax position of a US Holder who holds ordinary shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of ordinary shares or ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, life insurance companies, dealers in securities, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting shares of Six Continents, investors that hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar), some of which may be subject to special rules. Holders of ADSs or ordinary shares should consult their own tax advisers as to the particular tax consequences to them of ownership of the ADSs or ordinary shares.

     For the purposes of the Income Tax Convention and the US Internal Revenue Code, US Holders of ADSs will be treated as the beneficial owners of the underlying ordinary shares represented by the ADSs.

Taxation of Dividends

     Under the Income Tax Convention, a US Holder who is a US resident individual or a US corporation (other than a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting shares of Six Continents), is in principle (so long as the United Kingdom

Back to Contents

allows a tax credit in respect of dividends to individual UK resident shareholders) entitled to receive from the UK Inland Revenue, in addition to any dividend paid by Six Continents, an amount equal to the tax credit to which an individual resident in the United Kingdom would be entitled in respect of such dividend (the “tax credit”) less a notional withholding tax of up to 15% of the sum of the cash dividend and the associated tax credit (the “gross dividend”). This notional withholding tax may not exceed the amount of the tax credit.

     The tax credit is equal to one-ninth of the dividend paid (or 10% of the gross dividend). As the notional withholding tax under the Income Tax Convention exceeds the tax credit, US Holders will not be entitled to a refund of the tax credit from the UK Inland Revenue.

     Under the US federal income tax laws and subject to the passive foreign investment company (“PFIC”) rules discussed below, US Holders will include in gross income the sum of the cash dividend and its associated tax credit, to the extent paid by Six Continents out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), as ordinary income when the dividend is received by the US Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from US corporations. The amount of the dividend includible in income of a US Holder will be the US dollar value of the gross dividend, determined at the spot UK pound/US dollar rate on the date such dividend distribution is includible in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars at that time. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

     Subject to certain restrictions and limitations, the UK tax notionally withheld in accordance with the Income Tax Convention will be creditable against the US Holder’s US federal income tax liability. For US foreign tax credit limitation purposes, the dividend will be income from sources without the United States that is treated as “passive income” (or in the case of certain holders, “financial services income”).

     On July 24, 2001, the United States of America and the United Kingdom signed a new double taxation convention (the “New Convention”) that, if ratified, would replace the Income Tax Convention. The New Convention would make a number of important changes. In particular, under the New Convention, US Holders would no longer be entitled to claim the tax credit from the UK Inland Revenue, and there would no longer be a notional withholding tax. Thus, as the United Kingdom does not otherwise impose withholding tax on dividends paid to US Holders, US Holders would include in income only the dividends received and would not have the benefit of any United States foreign tax credits with respect to such dividends. The New Convention would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the New Convention is ratified. Other provisions of the New Convention would take effect on certain other dates after ratification. If the New Convention is ratified, the rules of the Income Tax Convention would remain in effect until the effective dates described above. However, a US Holder would be entitled to elect to have the Income Tax Convention apply in its entirety for a period of twelve months after the effective dates of the New Convention.

Taxation of Capital Gains

     Subject to the PFIC rules discussed below, a US Holder will, upon the sale or exchange of an ADS or an ordinary share, recognise gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis determined in US dollars in the ADS or ordinary share. Such gain or loss generally will be long-term capital gain or loss if the ADS or ordinary share was held for more than one year and will be income or loss from sources within the United States for foreign tax credit limitation purposes. The long-term capital gain of a non-corporate US Holder is generally subject to a maximum rate of 20% in respect of property held for more than one year.

     US Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom will not be liable for UK tax on capital gains realised on the disposal of their ADSs or ordinary shares unless such ADSs or

Back to Contents

ordinary shares are used, held or acquired for the purposes of a trade, profession or vocation and at the time the disposal is made such holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment (as defined in the Income Tax Convention), or if such ADSs or ordinary shares are used, held or acquired for the purpose of such branch, agency or permanent establishment (as defined in the Income Tax Convention).

     A US Holder who is an individual may be regarded as UK resident for tax purposes if he is present in the United Kingdom for more than six months in any year. In addition special rules apply for individual US Holders temporarily non-resident in the United Kingdom.

     The surrender of ADSs in exchange for the deposited ordinary shares represented by the surrendered ADSs will not be a taxable event for US federal income tax purposes. For the purposes of UK capital gains tax, the ADSs and the interest in the underlying shares are treated as two distinct chargeable assets. A surrender of ADSs in exchange for the shares will not result in a change of ownership of the shares, but will be treated as a disposal of the distinct ADS asset. However, the UK Inland Revenue have indicated that normally there will not be a chargeable gain on such an event. Accordingly, US Holders should not be required to recognise any gain or loss for purposes of UK tax on chargeable gains upon such surrender.

PFIC Rules

     Six Continents believes that the ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is an annual factual determination and thus may be subject to change. If Six Continents were to be treated as a PFIC, unless a US Holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US Holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the first year in which Six Continents was a PFIC and subsequent years, would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period).

Estate and Gift Tax

     UK inheritance tax (“IHT”) is a tax charged at death on the value of an individual’s estate at death. It also applies to certain lifetime transfers (in particular to gifts made within seven years of death) and to property comprised in a trust or settlement. A domiciliary of the United States need only be concerned about liability for IHT to the extent he is or is deemed to be also a UK domiciliary (or was a UK domiciliary at the time he created any trust or settlement) or otherwise to the limited extent of his UK property. The current estate and gift tax convention between the United States and the United Kingdom (the “Estate and Gift Tax Convention”) generally relieves from IHT the transfer of ordinary shares or ADSs where the beneficial owner thereof is domiciled for the purposes of the Estate and Gift Tax Convention in the United States, and is not a UK national. However, there are various exceptions to this rule. In particular, the exemption will not apply where (a) the ADSs or ordinary shares are part of the business property of a permanent establishment of the individual in the United Kingdom or (b) pertain to a fixed base situated in the United Kingdom of a person providing independent personal services.

     In the exceptional case where the ADSs or ordinary shares are subject both to IHT and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in that Convention.

UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

     The transfer of ordinary shares will generally be liable to stamp duty at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional agreement to transfer ordinary shares will generally be subject to SDRT at 0.5% of the agreed consideration. However, if within the period of six

Back to Contents

years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to SDRT will usually be repaid or cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

     No stamp duty or SDRT will generally arise on a transfer of ordinary shares into CREST, unless such transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration.

     A transfer of ordinary shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5% of the value of the consideration.

     Stamp duty, or SDRT, is generally payable upon the transfer or issue (other than under the Separation) of ordinary shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depositary receipts or the provision of clearance services. For these purposes, the current rate of stamp duty and SDRT is 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value or the issue price of the ordinary shares.

     Provided that the instrument of transfer is not executed in the UK and remains at all subsequent times outside the UK, no stamp duty should be payable on the transfer of ADSs. An agreement to transfer ADSs will not give rise to a liability to SDRT.

DOCUMENTS ON DISPLAY

     It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings since November 4, 2002 are also publicly available through the SEC’s website located at http://www.sec.gov

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Qualitative information on treasury management and exchange rate and interest rate risk is disclosed in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

     Further, as disclosed in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”, the Group has now completed the repurchase of all of its £10 million Floating Rate Notes due 2004, all of its €25 million 4.52% Notes due 2006 and 92.76% of the principal amount of its £250 million 5.75% Notes due 2007. At a meeting of the holders of the £250 million 103/8% Debenture Stock 2016 (the “Stock”) convened on January 14, 2003, a resolution was passed approving the insertion of an option into the terms and conditions of the Stock requiring the Company to redeem the Stock no later than May 31, 2003. This enables the Company to redeem the Stock at a price corresponding to a yield of 100 basis points over the yield of UK Treasury Stock 8% due 2015. The Company gave notice to Stockholders on February 11, 2003 that it will redeem all of the Stock on February 27, 2003. The premium on redemption is currently estimated at £122 million. The impact of the repayment of long-term debt obligations on the interest rate risk and maturity profile of the Group’s net borrowings will be addressed in accordance with the policies set out in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Quantitative Information about Market Risk

Interest Rate Sensitivity

     The tables below provide information about the Group’s derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For long-term debt obligations (excluding debt due entirely within one year), the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and forward rate agreements, the table presents notional amounts and weighted average interest rates by expected maturity dates. Weighted

Back to Contents

average variable rates are based on rates set at the balance sheet date. The information is presented in sterling, which is the Group’s reporting currency. The actual currencies of the instruments are indicated in parentheses.

At September 30, 2002

	Expected to mature before September 30
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value(a)

	(£ million, except percentages)
Long-Term Debt:
Fixed rate (US$)	191.8	—	—	—	—	6.4	198.2	201.5
Average interest rate	6.6%	—	—	—	—	12.8%	6.8%	—
Fixed rate (£)	—	—	—	—	—	502.8	502.8	616.4
Average interest rate	—	—	—	—	—	8.0%	8.0%	—

Fixed rate (Euro)	3.8	1.9	2.1	17.7	18.0	24.1	67.6	72.8
Average interest rate	7.7%	5.7%	5.8%	4.7%	6.4%	6.0%	5.8%	—
Variable rate (All currencies)	580.3	11.7	9.8	30.3	6.4	—	638.5	638.5
Average interest rate	2.5%	4.3%	3.7%	5.0%	8.1%	—	2.7%	—

At September 30, 2002

	Expected to mature before September 30
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value(a)

	(local currency million, except percentages)

Interest Rate Swaps and forward rate agreements:
Principal (US$)	505	100	300	250	150	—	1,305	(51)
Fixed rate payable	3.6%	6.0%	5.1%	4.2%	4.2%	—	4.3%	—
Variable rate receivable	1.8%	1.8%	1.8%	1.8%	1.8%	—	1.8%	—
Principal (£)	200	50	—	—	—	250	500	19
Variable rate payable	4.3%	4.0%	—	—	—	4.6%	4.4%	—
Fixed rate receivable	4.2%	6.8%	—	—	—	5.8%	5.2%	—
Principal (Euro)	256	—	—	—	—	—	256	(3)
Fixed rate payable	4.5%	—	—	—	—	—	4.5%	—
Variable rate receivable	3.4%	—	—	—	—	—	3.4%	—
Principal (Euro)	—	—	—	25	—	—	25	1
Variable rate payable	—	—	—	3.7%	—	—	3.7%	—
Fixed rate receivable	—	—	—	4.5%	—	—	4.5%	—
Principal (Australian Dollar)	—	50	—	—	—	—	50	—
Fixed rate payable	—	4.7%	—	—	—	—	4.7%	—
Variable rate receivable	—	4.9%	—	—	—	—	4.9%	—
Principal (Hong Kong Dollar)	—	700	—	—	—	—	700	(11)
Fixed rate payable	—	3.2%	—	—	—	—	3.2%	—
Variable rate receivable	—	1.8%	—	—	—	—	1.8%	—
Principal (US$)(b) Commencing before September 30, 2003	—	150	—	150	—	—	300	(10)
Fixed rate payable	—	5.4%	—	3.9%	—	—	4.6%	—
Principal (Euro)(b) Commencing before September 30, 2003	—	50	115	—	—	—	165	(2)
Fixed rate payable	—	4.0%	4.1%	—	—	—	4.1%	—
Principal (Hong Kong Dollar)(b) Commencing before September 30, 2004	—	—	370	—	—	—	370	(8)
Fixed rate payable	—	—	5.2%	—	—	—	5.2%	—

     At September 30, 2002, the Group had entered into the following interest rate option agreements:

	At September 30, 2002
	Principal	Cap rate	Swap rate	Maturity

US$ Cap – interest payable	$100m	4.00%	—	2005
US$ Swaption – interest payable	$250m	—	3.47%	2005

(a)	Represents the net present value of the expected cash flows discounted at current market rates of interest.
(b)	Contracts entered into before September 30, 2002 and commencing after that date with variable rates to be set in accordance with the contracts on commencement.

Back to Contents

Exchange Rate Sensitivity

     The following information provides details of the Group’s derivative and other financial instruments by currency presented in sterling equivalents. The tables above provide details of non- sterling denominated long-term debt obligations which are subject to foreign currency exchange rates movements while the table below presents amounts and weighted average exchanges rates of foreign currency forward exchange contracts held at September 30, 2002. All forward exchange agreements mature within one year.

Forward Exchange Contracts

At September 30, 2002

	Receive for £
	Contract amount	Average contractual exchange rate

Currency	(£ million)
US dollar	9.2	1.48
Euro	26.0	1.57

Total	35.2
Fair Value	34.6

     As part of the strategy to provide a currency hedge against currency net assets, the Group enters into currency swap agreements. A currency swap agreement has the effect of depositing cash surplus to immediate requirements and borrowing currencies which are required.

     The Group had the following currency swap agreements at September 30, 2002:

	Deposited 2002	Borrowed 2002

	(million)
Sterling to US dollar	£1,518	$2,331
Sterling to euro	£640	999
Sterling to Australian dollar	£35	A$100

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

Back to Contents

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.     CONTROLS AND PROCEDURES

     As of a date within 90 days of the filing date of this Annual Report (the “Evaluation Date”), an evaluation was performed under the supervision, and with the participation, of the Company’s management, including the Chief Executive and Group Finance Director, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on that evaluation, the Company’s management, including the Chief Executive and Group Finance Director, concluded that the Company’s disclosure controls and procedures were effective as of the Evaluation Date. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the Evaluation Date.

ITEM 16.     [RESERVED]

Back to Contents

PART III

ITEM 17.     FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

     The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

Back to Contents

ITEM 19.     EXHIBITS

     The following exhibits are filed as part of this Annual Report:

Exhibit 1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001)
Exhibit 2(b)(i)	Instruments defining the Rights of Holders of Long-Term Debt: The total amount of long-term debt securities of the Group authorized under any individual instrument, other than the “Amended and Restated Trust Deed” dated September 21, 2000 relating to the Company’s €2,000 million Debt Issuance Program originally constituted on October 9, 1998 (incorporated by reference to Exhibit 2 to Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001), does not exceed 10% of the total assets of the Group on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request
Exhibit 4(a)(i)	Agreement dated June 14, 2000 between the Company and others and Interbrew SA and others relating to the disposal of Bass Brewers (incorporated by reference to Exhibit 4 to Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 21, 2000)
Exhibit 4(a)(ii)	£3,000,000,000 Facility Agreement dated February 3, 2003 for Six Continents PLC
Exhibit 4(c)(i)	Tim Clarke’s service contract (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001)
Exhibit 4(c)(ii)	Richard North’s service contract (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001)
Exhibit 4(c)(iii)	Thomas R Oliver’s service contract (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No.1-10409), dated December 20, 2001)
Exhibit 4(c)(iv)	Agreement, dated February 12, 2003, between Thomas R. Oliver and Six Continents Hotels Limited
Exhibit 4(c)(v)	Consultancy Agreement, dated February 12, 2003, between Thomas R. Oliver and Six Continents Hotels Limited
Exhibit 4(c)(vi)	Sir Ian Prosser’s service contract (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001)
Exhibit 8	Subsidiaries

Back to Contents

SIX CONTINENTS PLC

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
SIX CONTINENTS PLC

     We have audited the accompanying consolidated balance sheets of Six Continents PLC as of September 30, 2002 and 2001, and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, changes in shareholders’ funds and cash flows for each of the three years in the period ended September 30, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Six Continents PLC at September 30, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 32 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Note 1 of Notes to the Financial Statements, in fiscal 2002 the Company changed its method of accounting for deferred taxation.

ERNST & YOUNG LLP

London, England
December 4, 2002, except for
Note 33 – Post Balance Sheet Events,
as to which the date is
February 17, 2003

CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 33-57534) and (Form S-8 Nos. 333-01572, 333-08336, 333-89508 and 333-99785) of Six Continents PLC of our report dated December 4, 2002, except for Note 33 – Post Balance Sheet Events, as to which the date is February 17, 2003, on the consolidated financial statements and schedule included in the Annual Report (Form 20-F) of Six Continents PLC for the year ended September 30, 2002.

ERNST & YOUNG LLP

London, England
February 17, 2003

Back to Contents

SIX CONTINENTS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended September 30
	2002			2001 restated*			2000 restated*
	Before major exceptional items	Major exceptional items	Total	Before major exceptional items	Major exceptional items	Total	Before major exceptional items	Major exceptional items	Total

	(£ million, except per ordinary share amounts)

Turnover — (Note 2)	3,615	—	3,615	4,033	—	4,033	5,158	—	5,158
Analyzed as:
Continuing operations	3,615	—	3,615	4,033	—	4,033	3,775	—	3,775
Discontinued operations	—	—	—	—	—	—	1,383	—	1,383
Costs and overheads, less other income — (Note 3)	(2,997)	(77)	(3,074)	(3,241)	(43)	(3,284)	(4,264)	—	(4,264)

Group operating profit	618	(77)	541	792	(43)	749	894	—	894
Share of associates’ operating profit	—	—	—	—	—	—	11	—	11

Total operating profit — (Note 2)	618	(77)	541	792	(43)	749	905	—	905
Analyzed as:
Continuing operations	618	(77)	541	792	(43)	749	776	—	776
Discontinued operations	—	—	—	—	—	—	129	—	129
Non-operating exceptional items — (Note 5)	—	53	53	(2)	2	—	3	1,293	1,296
Analyzed as:
Continuing operations (Loss)/profit on disposal of fixed assets	—	—	—	(2)	—	(2)	2	—	2
Loss on disposal of operations	—	—	—	—	(36)	(36)	—	—	—
Demerger costs	—	(4)	(4)	—	—	—	—	—	—

	—	(4)	(4)	(2)	(36)	(38)	2	—	2
Discontinued operations
Profit on disposal of fixed assets	—	—	—	—	—	—	1	—	1
Profit on disposal of operations	—	57	57	—	38	38	—	1,293	1,293

	—	57	57	—	38	38	1	1,293	1,294

Profit on ordinary activities before interest — (Note 2)	618	(24)	594	790	(41)	749	908	1,293	2,201
Interest receivable	116	—	116	165	—	165	57	—	57
Interest payable and similar charges — (Note 6)	(176)	—	(176)	(224)	—	(224)	(209)	—	(209)

Profit on ordinary activities before taxation	558	(24)	534	731	(41)	690	756	1,293	2,049
Tax on profit on ordinary activities — (Note 7)	(167)	115	(52)	(222)	(1)	(223)	(230)	(112)	(342)

Profit on ordinary activities after taxation	391	91	482	509	(42)	467	526	1,181	1,707
Minority equity interests	(25)	—	(25)	(24)	—	(24)	(16)	—	(16)

Earnings available for shareholders (i)	366	91	457	485	(42)	443	510	1,181	1,691
Dividends on equity and non-equity shares — (Note 8)	(305)	—	(305)	(293)	—	(293)	(292)	—	(292)

Retained for reinvestment in the business	61	91	152	192	(42)	150	218	1,181	1,399

Earnings per ordinary share — (Note 9)
Basic	—	—	53.0p	—	—	51.3p	—	—	193.7p
Diluted	—	—	52.7p	—	—	51.0p	—	—	192.4p
Adjusted	42.4p	—	—	56.2p	—	—	58.4p	—	—

*	Restated on the adoption of FRS 19 (see Note 1 of Notes to the Financial Statements).
(i)	A summary of the significant adjustments to earnings available for shareholders (net income) that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 32 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

SIX CONTINENTS PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended September 30
	2002	2001 restated*	2000 restated*

	(£ million)

Earnings available for shareholders	457	443	1,691
Revaluations (i)	—	—	18
Reversal of previous revaluation gains due to impairment	(36)	—	—
Exchange differences (ii)
Goodwill eliminated — (Note 25)	(98)	9	157
Other assets and liabilities	62	(2)	(127)

Other recognized gains and losses	(72)	7	48

Total recognized gains for the year	385	450	1,739
Prior year adjustment on adoption of FRS 19	(264)	—	—

Total recognized gains since previous year end	121	450	1,739

*	Restated on the adoption of FRS 19 (see Note 1 of Notes to the Financial Statements).

(i)	In 2000, relates to revaluation in associated undertaking.

(ii)	Foreign currency denominated net assets, including goodwill purchased prior to September 30, 1998 and eliminated against Group reserves, and related foreign currency borrowings and currency swaps, are translated at each balance sheet date giving rise to exchange differences which are taken to Group reserves as recognized gains and losses during the period.

(iii)	The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 32 of Notes to the Financial Statements.

Note of historical cost Group profits and losses

	Year ended September 30

	2002	2001 restated*	2000 restated*

	(£ million)

Reported profit on ordinary activities before taxation	534	690	2,049
Realization of revaluation gains of previous periods	3	324	11
Adjustment for previously recognized revaluation losses	(37)	—	—

Historical cost profit on ordinary activities before taxation	500	1,014	2,060

Historical cost profit retained after taxation, minority equity interests and dividends	118	474	1,410

*	Restated on the adoption of FRS 19 (see Note 1 of Notes to the Financial Statements).

     The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

SIX CONTINENTS PLC

CONSOLIDATED BALANCE SHEET

	September 30
	2002	2001 restated*

	(£ million)

Fixed assets
Intangible assets — (Note 15)	173	174
Tangible assets — (Note 16)	7,641	7,558
Investments — (Note 17)	249	266

	8,063	7,998
Current assets
Stocks — (Note 18)	91	90
Debtors — (Note 19)
Amounts falling due within one year	538	527
Amounts falling due after one year	85	50
Investments	218	366
Cash at bank and in hand	84	67

	1,016	1,100
Creditors: amounts falling due within one year — (Note 20)	(2,273)	(2,009)

Net current liabilities	(1,257)	(909)

Total assets less current liabilities	6,806	7,089
Creditors: amounts falling due after one year — (Note 21)	(764)	(1,180)
Provisions for liabilities and charges — (Note 22)
Deferred taxation	(495)	(487)
Other provisions	(32)	(104)
Minority equity interests	(149)	(133)

Net assets	5,366	5,185

Capital and reserves
Equity share capital	243	242
Share premium account	802	799
Revaluation reserve	1,020	1,025
Capital redemption reserve	853	853
Profit and loss account	2,448	2,266

Equity shareholders’ funds (i)	5,366	5,185

*	Restated on the adoption of FRS 19 (see Note 1 of Notes to the Financial Statements).
(i)	A summary of the significant adjustments to shareholders’ funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 32 of Notes to the Financial Statements.

     The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

SIX CONTINENTS PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

	Share capital				Retained earnings and other reserves

	Number of preference shares (i)	Number of ordinary shares (i)	Preference shares of 95.5p each (i)	Ordinary shares (i)	Share premium account (ii)	Revaluation reserve (ii)	Capital redemption reserve (ii)	Profit and loss account	Total shareholders’ funds

	(millions)	(millions)			(£ million)

At October 1, 1999 as previously reported	19	798	18	223	53	1,354	831	834	3,313
Prior year adjustment on adoption of FRS 19	—	—	—	—	—	—	—	(255)	(255)

At October 1, 1999 as restated (iii)	19	798	18	223	53	1,354	831	579	3,058
Goodwill	—	—	—	—	—	—	—	(108)	(108)
Exchange adjustments on: assets	—	—	—	—	—	(16)	—	178	162
borrowings	—	—	—	—	—	—	—	(132)	(132)
Allotment of ordinary shares:
Option schemes (iv)	—	2	—	1	16	—	—	(6)	11
Consideration for acquisition (v)	—	79	—	22	719	—	—	—	741
Redemption of preference shares	(19)	—	(18)	—	—	—	18	(18)	(18)
Share of revaluation reserve of associates	—	—	—	—	—	18	—	—	18
Realized revaluation surplus transferred to profit and loss account	—	—	—	—	—	(11)	—	11	—
Retained income	—	—	—	—	—	—	—	1,399	1,399

At September 30, 2000 (iii)	—	879	—	246	788	1,345	849	1,903	5,131
Goodwill — (Note 25)	—	—	—	—	—	—	—	(9)	(9)
Exchange adjustments on: assets	—	—	—	—	—	4	—	(5)	(1)
borrowings	—	—	—	—	—	—	—	8	8
Allotment of ordinary shares:
Option schemes (iv)	—	2	—	—	11	—	—	(2)	9
Repurchase of ordinary shares	—	(15)	—	(4)	—	—	4	(103)	(103)
Realized revaluation surplus transferred to profit and loss account	—	—	—	—	—	(324)	—	324	—
Retained income	—	—	—	—	—	—	—	150	150

At September 30, 2001 (iii)	—	866	—	242	799	1,025	853	2,266	5,185
Goodwill — (Note 25)	—	—	—	—	—	—	—	98	98
Exchange adjustments on: assets	—	—	—	—	—	(3)	—	(161)	(164)
borrowings and currency swaps	—	—	—	—	—	—	—	128	128
Allotment of ordinary shares:
Option schemes (iv)	—	1	—	1	3	—	—	(1)	3
Revaluation surplus realized on disposals	—	—	—	—	—	(3)	—	3	—
Transfer of previously recognized revaluation losses	—	—	—	—	—	37	—	(37)	—
Reversal of previous revaluation gains due to impairment	—	—	—	—	—	(36)	—	—	(36)
Retained income	—	—	—	—	—	—	—	152	152

At September 30, 2002 (iii)	—	867	—	243	802	1,020	853	2,448	5,366

(i)	At September 30, 2000, 2001 and 2002 the authorized share capital of the Company was £1,149 million, comprising 1,073 million ordinary shares of 28p each and 889 million non- cumulative redeemable preference shares of 95.5p each. All the non-cumulative preference shares were redeemed by September 30, 2000.
The aggregate consideration in respect of ordinary shares issued in respect of option schemes during the year was £3 million (2001 £9 million, 2000 £11 million).
At the Annual General Meeting on February 13, 2003 authority was given to the Company to purchase up to 14.99% of its own shares until the Annual General Meeting in 2004.
(ii)	The share premium account, revaluation reserve and capital redemption reserve are not distributable.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

(iii)	Retained earnings and other reserves at September 30, 2002 were decreased by cumulative exchange adjustments of £142 million (2001 £200 million, 2000 £202 million).

(iv)	Includes transfer of £1 million (2001 £2 million, 2000 £6 million) from the profit and loss account in respect of shares issued to the qualifying employee share ownership trust in respect of the Six Continents Employee Savings Share Scheme.

(v)	Represents shares issued as part consideration for the acquisition of a leisure retail business comprising 550 pubs formerly owned by Allied Domecq Retailing Ltd. The shares were issued for a total consideration of £741 million.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

SIX CONTINENTS PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended September 30
	2002	2001	2000

	(£ million)

Operating activities — (Note 10)	720	984	1,103
Dividends received from associates	—	—	11
Interest paid	(186)	(229)	(191)
Dividends paid to minority shareholders	(13)	(5)	(4)
Dividends paid to non-equity shareholders	—	—	(1)
Interest received	124	160	54

Returns on investments and servicing of finance	(75)	(74)	(142)

UK corporation tax paid	(96)	(102)	(101)
Overseas corporate tax paid	(27)	(47)	(57)

Taxation	(123)	(149)	(158)

Paid:
Tangible fixed assets	(648)	(939)	(686)
Trade loans	—	—	(39)
Fixed asset investments	(14)	(37)	(31)
Received:
Tangible fixed assets	134	101	76
Trade loans	—	—	62
Fixed asset investments	15	7	3

Capital expenditure and financial investment	(513)	(868)	(615)

Acquisitions	(24)	(1,014)	(417)
Cash and overdrafts acquired	—	262	1
Disposals	9	624	2,290
Cash and overdrafts disposed	—	(1)	(56)

Acquisitions and disposals	(15)	(129)	1,818

Equity dividends	(299)	(290)	(285)

Net cash flow — (Note 10)	(305)	(526)	1,732
Management of liquid resources and financing — (Note 14)	295	493	(1,818)

Movement in cash and overdrafts	(10)	(33)	(86)

(i)	The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 32 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Accounting Policies

Basis of accounting

     The financial statements of Six Continents PLC (the “Company”) and its subsidiaries (together, the “Group”) are prepared under the historical cost convention as modified by the revaluation of certain tangible fixed assets. They have been drawn up to comply with applicable UK accounting standards, including Financial Reporting Standard (“FRS”) 19 “Deferred Tax” which applies for the first time this year, FRS 17 “Retirement Benefits” and FRS 18 “Accounting Policies” which applied for the first time in the year ended September 30, 2001 and FRS 15 “Tangible Fixed Assets” and FRS 16 “Current Tax” which applied for the first time in the year ended September 30, 2000. The new disclosure requirements introduced by FRS 17 are included in Note 4. An explanation as to the effect of FRS 19 and FRS 15 and a summary of the significant accounting policies are set out below.

Financial Reporting Standard 19 — Deferred Tax (“FRS 19”)

     FRS 19 “Deferred Tax” requires full provision, subject to certain exceptions, for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and for tax purposes. Previously, Statement of Standard Accounting Practice (“SSAP”) 15 “Accounting for deferred tax” required recognition of deferred tax assets and liabilities to the extent it was probable timing differences would reverse in the foreseeable future. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The effect on the Group profit and loss account has been to increase the tax charge by £18 million (2001 £14 million, 2000 £55 million) and to increase minority equity interests by £3 million (2001 £2 million, 2000 nil). The Group balance sheet effect is to inc rease deferred tax provisions by £298 million (2001 £279 million) and reduce minority interests by £12 million (2001 £15 million). In applying FRS 19, deferred tax provisions have not been calculated on a discounted basis. FRS 19 has no impact on cash flows.

Financial Reporting Standard 15 — Tangible Fixed Assets (“FRS 15”)

     Prior to October 1, 1999, no depreciation was charged against profit in respect of hotels and public houses held as freehold or with a leasehold interest in excess of 50 years. This was because such properties were maintained, as a matter of policy, by a program of repair and refurbishment such that their expected residual values in real terms (measured by reference to cost and/or valuation) were at least equal to their book values. As a result, any depreciation, as required by the Companies Act 1985 and by then applicable accounting standards, would have been immaterial.

     FRS 15 was implemented with effect from October 1, 1999. As a result, the values of properties were disaggregated into their separate components, with each component being depreciated over its estimated useful life. These lives are given under “depreciation and amortization” below. The impact of this change in the year ended September 30, 2000 was a charge of £45 million.

     When implementing FRS 15, the Group did not adopt a policy of revaluing properties. The transitional rules of FRS 15 were applied so that the carrying values of properties include an element resulting from previous valuations.

     In accordance with Urgent Issues Task Force Abstract 23 “Application of the Transitional Rules in FRS 15”, figures for prior periods were not restated, as the circumstances under which such restatement should be made did not apply to the Group.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 1 — Accounting Policies — (Continued)

Basis of consolidation

     The consolidated financial statements comprise the financial statements of the parent company and its subsidiary undertakings. The results of those businesses acquired or disposed of during the year are consolidated for the period during which they were under the Group’s dominant influence.

Foreign currencies

     Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions, adjusted for the effects of any hedging arrangements. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date.

     The results of overseas operations are translated into sterling at weighted average rates of exchange for the period. Exchange differences arising from the retranslation of opening net assets (including any goodwill previously eliminated against shareholders’ equity) denominated in foreign currencies and foreign currency borrowings and currency swap agreements used to hedge those assets are taken direct to shareholders’ equity. All other exchange differences are taken to the profit and loss account.

Treasury instruments

     Net interest arising on interest rate agreements is taken to the profit and loss account.

     Premiums payable on interest rate agreements are charged to the profit and loss account over the term of the relevant agreements.

     Currency swap agreements are retranslated at exchange rates ruling at the balance sheet date with the net amount being included in either current asset investments or borrowings. Interest payable or receivable arising from currency swap agreements is taken to the profit and loss account on a gross basis over the term of the relevant agreements.

     Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transactions they are hedging.

Fixed assets and depreciation

     (i)     Goodwill

Any excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities represents goodwill. Goodwill is capitalized as an intangible asset. Goodwill arising on acquisitions prior to September 30, 1998 was eliminated against shareholders’ funds. To the extent that goodwill denominated in foreign currencies continues to have value, it is translated into sterling at each balance sheet date and any movements are accounted for as set out under “foreign currencies” above. On disposal of a business, any goodwill relating to the business and previously eliminated against shareholders’ funds, is taken into account in determining the gain or loss on disposal.

     (ii)     Other intangible assets

On acquisition of a business, no value is attributed to other intangible assets which cannot be separately identified and reliably measured. Intangible assets acquired separately from a business are capitalized and identified separately on the balance sheet. No value is attributed to internally generated intangible assets.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 1 — Accounting Policies — (Continued)

     (iii)     Tangible assets

Freehold and leasehold land and buildings are stated at cost, or valuation, less depreciation. All other fixed assets are stated at cost less depreciation.

     (iv)     Revaluation

Surpluses or deficits arising from previous professional valuations of properties, realized on the disposal of an asset, are transferred from the revaluation reserve to the profit and loss account reserve.

     (v)     Impairment

Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired assets in that income-generating unit with any excess being charged to the profit and loss account.

     (vi)     Depreciation and amortization

Goodwill and other intangible assets are amortized over their estimated useful lives, generally 20 years.

Freehold land is not depreciated. All other tangible fixed assets are depreciated to a residual value over their estimated useful lives, namely:

Freehold buildings	50 years
Leasehold buildings	Lesser of unexpired term of lease and 50 years
Fixtures, fittings and equipment	3-25 years
Plant and machinery	4-20 years

All depreciation and amortization is charged on a straight line basis.

     (vii)     Investments

Fixed asset investments are stated at cost less any provision for diminution in value.

Deferred taxation

     Deferred tax assets and liabilities are recognized, subject to certain exceptions, in respect of all material timing differences between the recognition of gains and losses in the financial statements and for tax purposes. Those timing differences recognized include accelerated capital allowances, unrelieved tax losses and short-term timing differences. Timing differences not recognized include those relating to the revaluation of fixed assets in the absence of a commitment to sell the assets, the gain on sale of assets rolled into replacement assets and the distribution of profits from overseas subsidiaries in the absence of any commitment by the subsidiary to make the distribution.

     Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered.

     Deferred tax is calculated on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 1 — Accounting Policies — (Continued)

Leases

     Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Pensions

     The Group continues to account for pensions in accordance with SSAP 24 “Accounting for pension costs”. The regular costs of providing pensions to current employees is charged to the profit and loss account over the average expected service life of those employees. Variations in regular pension cost are amortized over the average expected service life of current employees on a straight line basis.

     Accumulated differences between the amount charged to the profit and loss account and the payments made to the pension plans are treated as either prepayments or creditors in the balance sheet.

     The additional disclosures required by the transitional arrangements of FRS 17 “Retirement Benefits” are given in Note 4.

Stocks

     Stocks are stated at the lower of cost and net realizable value.

Turnover

     Turnover represent sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business.

     Turnover in the Six Continents Hotels division primarily comprises room and food and beverage sales in the owned and leased estate, franchise fees received in connection with the franchise of the Group’s brands, and management fees earned on hotels managed under contracts with hotel owners. Owned and leased estate turnover is recognized when rooms are occupied, franchise and management fees are recognized as they are earned.

     Turnover in the Six Continents Retail division primarily comprises food and beverage sales which are usually settled at time of sale.

Loyalty program

     The Hotel Loyalty Program, Priority Club Rewards, enables members to earn points during each stay at a Six Continents hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in creditors less than, and greater than, one year and is estimated using actuarial methods to give eventual redemption rates and points values. The program is funded through hotel assessments.

Use of estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 2 — Segment Analysis

Exchange rates

     The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rate is £1 = $1.48 (2001 £1 = $1.44, 2000 £1 = $1.55). In the case of the euro, the translation rate is £1 = €1.60 (2001 £1 = €1.62, 2000 £1 = €1.62).

     Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on September 30, 2002. In the case of the US dollar, the translation rate is £1 = $1.56 (2001 £1 = $1.47, 2000 £1 = $1.47). In the case of the euro, the translation rate is £1 = €1.59 (2001 £1 = €1.61, 2000 £1 = €1.66).

Turnover (i)

	Year ended September 30
	2002			2001			2000
	External	Inter- divisional	Total	External	Inter- divisional	Total	External	Inter- divisional	Total

	(£ million)
Hotels:
Americas	584	—	584	1,045	—	1,045	864	—	864
EMEA	819	—	819	750	—	750	626	—	626
Asia Pacific	129	—	129	101	—	101	91	—	91

	1,532	—	1,532	1,896	—	1,896	1,581	—	1,581
Soft Drinks	602	—	602	571	—	571	507	32	539
Retail:
Pubs & Bars	866	—	866	832	—	832	818	—	818
Restaurants	609	—	609	564	—	564	520	—	520
Inns	—	—	—	124	—	124	336	—	336
Other	—	—	—	37	—	37	—	—	—

	1,475	—	1,475	1,557	—	1,557	1,674	—	1,674
Other activities	6	2	8	9	7	16	13	11	24

Continuing operations	3,615	2	3,617	4,033	7	4,040	3,775	43	3,818
Discontinued operations (ii)	—	—	—	—	—	—	1,383	237	1,620

	3,615	2	3,617	4,033	7	4,040	5,158	280	5,438

	By origin	By destination	By origin	By destination	By origin	By destination

	(£ million)
United Kingdom	2,491	2,485	2,446	2,440	3,686	3,614
Rest of Europe, the Middle East and Africa	411	416	441	446	497	526
United States of America	476	476	908	908	779	819
Rest of Americas	108	108	137	137	107	108
Asia Pacific	129	130	101	102	89	91

	3,615	3,615	4,033	4,033	5,158	5,158

(i)	Reflects 52 weeks trading, with the exception of Six Continents Hotels which reflects 12 months trading.
(ii)	Represents Bass Brewers.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 2 — Segment Analysis — (Continued)

Profit (i)

	Year ended September 30

	2002			2001			2000

	Total operating profit before exceptional items	Exceptional items	Profit on ordinary activities before interest	Total operating profit before exceptional items	Exceptional items	Profit on ordinary activities before interest	Total operating profit before exceptional items (ii)	Exceptional Items	Profit on ordinary activities before interest

	(£ million)
Hotels:
Americas	178	(46)	132	240	(11)	229	228	(4)	224
EMEA	125	(15)	110	202	(18)	184	165	—	165
Asia Pacific	24	(14)	10	18	—	18	19	—	19
Other	(65)	—	(65)	(33)	(14)	(47)	(36)	—	(36)

	262	(75)	187	427	(43)	384	376	(4)	372
Soft Drinks	63	—	63	57	1	58	46	1	47
Retail:
Pubs & Bars	190	(1)	189	187	—	187	186	—	186
Restaurants	98	(1)	97	87	—	87	85	—	85
Inns	—	—	—	24	(36)	(12)	75	—	75
Other	—	—	—	7	—	7	—	—	—

	288	(2)	286	305	(36)	269	346	—	346
Other activities	5	(4)	1	3	(3)	—	8	5	13

Continuing operations	618	(81)	537	792	(81)	711	776	2	778
Discontinued operations (iii)	—	57	57	—	38	38	129	1,294	1,423

	618	(24)	594	792	(43)	749	905	1,296	2,201

United Kingdom	397	39	436	431	(15)	416	565	1,318	1,883
Rest of Europe, the Middle East and Africa	60	(3)	57	116	(3)	113	109	—	109
United States of America	114	(36)	78	190	(25)	165	180	(4)	176
Rest of Americas	26	(10)	16	40	—	40	35	—	35
Asia Pacific	21	(14)	7	15	—	15	16	(18)	(2)

	618	(24)	594	792	(43)	749	905	1,296	2,201

(i)	Reflects 52 weeks trading, with the exception of Six Continents Hotels which reflects 12 months trading.
(ii)	2000 included the Group’s share of operating profit of associates of £11 million. This comprises £1 million in 2000 in respect of Six Continents Hotels and £10 million in 2000 in respect of discontinued operations. The share of the associates’ operating profit arose wholly in the United Kingdom.
(iii)	Represents Bass Brewers.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 2 — Segment Analysis — (Continued)

Hotels

	Year ended September 30
	2002		2001		2000
	Turnover	Operating profit (i)	Turnover	Operating profit (i)	Turnover	Operating profit (i)

	($ million)
Americas	862	264	1,502	345	1,342	353
EMEA	1,209	184	1,079	290	971	257
Asia Pacific	191	36	145	26	141	30
Other	—	(97)	—	(48)	—	(56)

	2,262	387	2,726	613	2,454	584

(i)	Total operating profit before exceptional items.

     The sterling equivalents of the US dollar turnover and operating profit, translated at the weighted average rate of exchange are shown in the tables above.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 2 — Segment Analysis — (Continued)

Assets

	September 30
	2002		2001 restated*		2000 restated*
	Total	Net operating	Total	Net operating	Total	Net operating

	(£ million)
Hotels	4,553	3,990	4,640	3,949	3,307	2,637
Soft Drinks	405	246	375	252	387	292
Retail	3,642	3,467	3,506	3,328	3,954	3,728
Other activities	479	151	577	23	1,157	31

	9,079	7,854	9,098	7,552	8,805	6,688

Non-operating assets:
Current asset investments		218		366		862
Cash at bank and in hand		84		67		125
Corporate taxation		1		9		1
Non-operating liabilities:
Borrowings		(1,479)		(1,434)		(1,332)
Proposed dividend		(213)		(207)		(204)
Corporate taxation		(455)		(548)		(433)
Deferred taxation		(495)		(487)		(462)
Minority equity interests		(149)		(133)		(114)

Net assets	9,079	5,366	9,098	5,185	8,805	5,131

United Kingdom	5,994	5,233	5,949	4,973	6,025	4,568
Rest of Europe, the Middle East and Africa	1,160	1,039	1,088	930	994	922
United States of America	1,328	1,013	1,462	1,100	1,478	940
Rest of Americas	130	121	99	77	75	60
Asia Pacific	467	448	500	472	233	198

	9,079	7,854	9,098	7,552	8,805	6,688
Net non-operating liabilities		(2,488)		(2,367)		(1,557)

	9,079	5,366	9,098	5,185	8,805	5,131

*	Restated on the adoption of FRS 19 (see Note 1).

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 3 — Costs and Overheads, Less Other Income

	Year ended September 30
	2002	2001	2000
	Total	Total	Continuing operations	Discontinued operations (i)	Total

	(£ million)
Raw materials and consumables	737	788	759	222	981
Changes in stocks of finished goods and work in progress	(2)	—	(11)	1	(10)
Staff costs — (Note 4)	1,037	1,098	1,024	126	1,150
Depreciation of tangible fixed assets	261	228	208	75	283
Impairment of tangible fixed assets	77	—	—	—	—
Amortization of goodwill	10	10	6	—	6
Hire of plant and machinery	49	51	54	6	60
Property rentals	100	216	181	2	183
Income from fixed asset investments	(8)	(18)	(15)	(7)	(22)
Other external charges	813	911	794	839	1,633

	3,074	3,284	3,000	1,264	4,264

Major operating exceptional items included above:
Impairment of tangible fixed assets	77	—	—	—	—
Staff costs	—	2	—	—	—
Other external charges	—	41	—	—	—

	77	43	—	—	—

(i)	Represents Bass Brewers.

Auditors’ remuneration paid to Ernst & Young LLP

	Year ended September 30
	2002	2001	2000

	(£ million)
Group audit fee	1.1	1.0	1.7	(i)
Non-audit services — UK	4.1	2.9	1.3
— Overseas	1.5	3.4	0.7

	6.7	7.3	3.7

     Non-audit services provided in the year were taxation advice £1.2 million (2001 £1.4 million, 2000 £0.7 million), transaction support £2.1 million (2001 £3.4 million, 2000 £0.8 million), local statutory audits and regulatory and compliance work £1.7 million (2001 £0.8 million, 2000 £0.1 million) and other services £0.6 million (2001 £0.7 million, 2000 nil). All fees for non-audit services are those paid to the Group auditor, Ernst & Young LLP.

(i)	Includes £0.7 million paid to Deloitte & Touche.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff

Costs

	Year ended September 30
	2002	2001	2000

	(£ million)
Wages and salaries	942	997	1,045
Social security costs	84	89	92
Pensions	11	12	13

	1,037	1,098	1,150

Employee numbers

     Average number of persons employed, including part-time employees:

	Year ended September 30
	2002	2001	2000

	(Number)
Hotels	28,183	35,514	29,306
Soft Drinks	2,565	2,610	2,717
Retail	38,740	41,273	48,011
Other activities	209	244	262

Continuing operations	69,697	79,641	80,296
Discontinued operations (i)	—	—	5,265

	69,697	79,641	85,561

(i)	Represents Bass Brewers.

Pensions

	Year ended September 30
	2002	2001	2000

	(£ million)
Regular cost	32	29	42
Variations from regular cost	(28)	(28)	(41)
Notional interest on prepayment	(3)	(2)	(3)

Pension cost in respect of the two principal plans	1	(1)	(2)
Other plans	10	13	15

	11	12	13

     Retirement and death benefits are provided for eligible Group employees in the United Kingdom principally by the Six Continents Pension Plan (“SCPP”) which covers approximately 7,875 (2001 6,989, 2000 8,298) employees and the Six Continents Executive Pension Plan (“SCEPP”) which covers approximately 411 (2001 396, 2000 400) employees. The plans are predominantly defined benefit schemes for current members. For new entrants, the plans will provide defined contribution benefits. The assets of the plans are held in self-administered trust funds separate from the Group’s assets. The Group operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.

     The Group has no other significant post-retirement obligations.

     The Group continues to account for its defined benefit obligations in accordance with SSAP 24. The pension costs related to the two principal plans are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. They reflect the March 31, 1999 actuarial valuations. The significant assumptions in these valuations were that wages and salaries increase on average by 4% per annum, the long-term

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

return on assets is 6% per annum and pensions increase by 2.5% per annum. The average expected remaining service life of current employees is 14 years.

     At March 31, 1999, the market value of the combined assets of the two principal plans was £2,132 million and the value of the assets was sufficient to cover 117% of the benefits that had accrued to members after allowing for expected increases in earnings. The assets and liabilities of the plans reduced significantly following the pension scheme transfers that arose from the disposal of Bass Brewers in August 2000.

     Actuarial valuations as at March 31, 2002 have now been finalized. Results reveal that experience has been adverse since 1999, which will result in an increased pension cost with effect from October 1, 2002, but that the plans were fully funded on an actuarial basis at March 31, 2002.

     In the year to September 30, 2002, the Group made regular contributions to the two principal plans of £18 million (2001 £17 million, 2000 £20 million) and additional contributions of £15 million (2001 nil, 2000 nil). The agreed employer contribution rates to the defined benefit arrangements for the year to September 30, 2003 are 11% for the SCPP and 27.1% for the SCEPP. In addition, it has been decided that further additional contributions of £45 million will be made, most of which are expected to be paid in the year to September 30, 2003.

FRS 17 disclosures

     The valuations used for FRS 17 disclosures are based on the initial results of the actuarial valuations at March 31, 2002 updated by independent qualified actuaries to September 30, 2002. Scheme assets are stated at market value at September 30, 2002 and the liabilities of the schemes have been assessed as at the same date using the projected unit method. As the two principal plans are now closed as defined benefit schemes, the current service cost as calculated under the projected unit method will increase as members approach retirement.

     The principal assumptions used by the actuaries to determine the liabilities on a FRS 17 basis were:

	Year ended September 30
	2002	2001	2000

Wages and salaries increases	3.8%	3.9%	4.0%
Pension increases	2.3%	2.4%	2.5%
Discount rate	5.5%	6.1%	6.0%
Inflation rate	2.3%	2.4%	— (i)

(i)	Inflation rate not disclosed in 2000.

     The combined assets of the two principal schemes and expected rate of return were:

	Long- term rate of return expected at September 30, 2002	Value at September 30, 2002	Long- term rate of return expected at September 30, 2001	Value at September 30, 2001
	(%)	(£ million)	(%)	(£ million)

Equities	8.0	507	7.5	700
Bonds	4.7	397	5.1	304
Other	8.0	92	7.5	94

Total market value of assets		996		1,098
Present value of scheme liabilities		(1,311)		(1,107)

Deficit in the scheme		(315)		(9)
Related deferred tax asset		95		3

Net pension liability		(220)		(6)

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

     If FRS 17 had been recognized in the financial statements, the effects would have been as follows:

Year ended September 30, 2002

(£ million, except percentages)

Operating profit charge
Current service cost	31
Past service cost	—

Total operating profit charge	31

Finance income
Expected return on pension scheme assets	75
Interest on pension scheme liabilities	(69)

Net return	6

Actuarial loss recognized in the Statement of Total Recognized Gains and Losses (“STRGL”)
Actual return less expected return on pension scheme assets	(173)
Experience gains and losses arising on the scheme liabilities	(24)
Changes in assumptions underlying the present value of the scheme liabilities	(117)

Actuarial loss recognized in the STRGL	(314)

Movement in deficit during the year
At October 1, 2001	(9)
Current service cost	(31)
Contributions	33
Finance income	6
Actuarial loss	(314)

At September 30, 2002	(315)

History of experience gains and losses
Difference between the expected and actual return on scheme assets
Amount	(173)
Percentage of scheme assets	(17% )
Experience gains and losses on scheme liabilities
Amount	(24)
Percentage of the present value of the scheme liabilities	(2% )
Total amount recognized in the STRGL
Amount	(314)
Percentage of the present value of the scheme liabilities	(24% )

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

	Year ended September 30

	2002		2001 restated*
	Net assets	Profit and Loss account reserve	Net assets	Profit and Loss account reserve

	(£ million)
Group net assets and reserves reconciliation
As reported	5,366	2,448	5,185	2,266
Less: SSAP 24 pension prepayment (net of deferred tax of £25 million (2001 £15 million))	(57)	(57)	(35)	(35)
FRS 17 net pension liability	(220)	(220)	(6)	(6)

Restated for FRS 17	5,089	2,171	5,144	2,225

*	Restated on the adoption of FRS 19 (see Note 1).

Policy on remuneration of executive directors and senior executives

     The following policy applies for the financial year 2002/2003 and in future years, but if the proposed Separation of the businesses is effected, separate policies will be established for the two successor companies.

Total level of remuneration

     The Remuneration Committee aims to ensure that remuneration packages offered are competitive and designed to attract, retain and motivate executive directors and senior executives of the right caliber. In particular, the Committee has regard to the levels of remuneration in the Group and in the specific industries and businesses with which Group companies compete and is also sensitive to levels in the wider community.

The main components

     The Company operates performance-related reward policies. These are designed to provide the appropriate balance between fixed remuneration and variable “risk” reward, which is linked to the performance of both the Group and the individual. The normal policy for executive directors with UK-based remuneration packages is that, using “target” or “expected value” calculations, their performance-related incentives will equate to approximately 60% of total remuneration. For directors with US-based remuneration packages the proportion would normally be 70%.

     The main components of remuneration are:

(i)	Basic salary

The salary for each executive director is based on individual performance and on information from independent professional sources on the salary levels for similar jobs in groups of comparable companies. Salary levels in Group companies and in the wider employment market are also taken into account.

(ii)	Annual performance bonus

Challenging performance goals are set and these must be achieved before the maximum bonus becomes payable. These goals include both personal objectives and targets linked to the Group’s performance in increasing earnings per share. For executive directors in the United Kingdom, the maximum bonus opportunity is normally 50% of salary, with 10% linked to personal objectives and 40% to earnings per share. For executive directors with a US remuneration base, currently only Thomas R. Oliver, the

Back to Contents

SIX CONTINENTS PLC NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

maximum bonus opportunity is 80% of salary, with 15% linked to personal objectives, 65% to earnings per share. A special deferred incentive plan has also been set up for each of Tim Clarke, Richard North and Thomas R. Oliver under which their annual bonus may be paid in Six Continents shares and deferred for 12 months. Matching shares may also be awarded up to 1.5 times the deferred amount. Such awards are conditional on their continued employment with Six Continents for specified periods.

Over time, the executive directors will be expected to hold all shares issued under the Company’s remuneration plans until the value of their holding equates to twice their basic salary. This is a condition of future participation in the Special Deferred Incentive Plan.

Bonuses are not pensionable.

(iii)	Executive share options

The Company believes that share ownership by executive directors and senior executives strengthens the link between the individual’s personal interest and that of the shareholders. Grants of options are normally made annually and, except in exceptional circumstances, will not, in any year, exceed twice salary. If an individual’s grant does exceed twice salary, it will be reported in the next annual report. A performance condition has to be met before options granted since 1994 can be exercised. The performance condition is set each year by the Remuneration Committee, having regard to recommendations of the Investment Protection Committees of the major investing institutions. For options granted in 2002, the Company’s adjusted earnings per share must increase by six percentage points more than the increase in the Retail Price Index in a three-year period, before the options become exercisable. This was felt to be a realistic but challenging condition in current economic conditions. There will be retesting of the performance condition, on two occasions only, with measurement from a fixed point. The achievement or otherwise of the performance condition is assessed by the Company based on its published results; such assessment is then audited by the Company’s external auditors.

Executive directors were not granted options in the year under review because of the constraints of the Company’s Code for dealing in its securities.

Executive share options are not pensionable.

(iv)	Long-term incentives

A long-term incentive plan (the “Plan”) was introduced in 1994 to encourage continuing improvement in the Group’s performance over the longer term. Its participants are the executive directors and those senior executives who are best placed to influence such performance.

To align the interests of the participants with those of the shareholders, the Plan is based on share, rather than cash, benefits.

Any awards under the Plan are not pensionable.

Generally, subject to the approval of the Remuneration Committee, a performance cycle commences each year and a performance condition is set. For cycles commencing up to and including 1999, the Company’s total shareholder return (share value growth assuming reinvestment of gross dividends) is measured against those of ten comparator companies. For these cycles, if Six Continents leads the group over the four-year period, participants will be entitled to shares equivalent in value to between 6.25% and 50% (depending on seniority) of their cumulative basic salaries over that period. The benefit is reduced progressively so that, if Six Continents achieves fifth place in the group, the entitlement reduces to between 1.25% and 10%. Below fifth position there is no reward. If a benefit does accrue

Back to Contents

SIX CONTINENTS PLC NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

under the Plan, 50% of the shares, net of tax, are released in year five, 30% in year six and 20% in year seven.

For Thomas R. Oliver, the executive director formerly based in the US, there are Plan benefits comparable to US market levels, producing a maximum potential benefit of 87.5% of cumulative basic salary.

For the fifth performance cycle, which ended on September 30, 2002, Six Continents finished in eighth position in the group of comparator companies, as certified by Ernst & Young LLP, the Company’s auditors. Accordingly, no awards were made.

For cycles of the Plan beginning on or after October 1, 2000, which are three years in length, the comparator group is 12 companies as follows:

Six Continents PLC
Accor SA
Enterprise Inns plc
Hilton Group plc
Hilton Hotels Corp.
Host Marriott Corp.
Marriott International Inc.
Millennium & Copthorne plc
Scottish & Newcastle plc
Starwood Hotels & Resorts Worldwide Inc.
J.D. Wetherspoon plc
Whitbread plc

Awards will be made for median performance or better and total shareholder return will continue to be the performance measure. If Six Continents ends a plan cycle in first position, participants will be entitled to shares equivalent to between 180% and 20%, according to seniority, of basic salary at the start of the cycle.

For Thomas R. Oliver, the executive director formerly based in the US, there are Plan benefits comparable to US market levels for UK parented companies, producing a maximum potential benefit of 315% of basic salary at the start of the cycle.

The measurement of the Company’s total shareholder return performance and those of the comparator companies is carried out by the Company’s external auditors, Ernst & Young LLP, and is certified by them to the Remuneration Committee.

If shares are awarded under the Plan, they are provided by the Company’s Employee Share Ownership Plan (the ESOP).

Companies used for comparison

     In assessing levels of pay and benefits, Six Continents compares the packages offered by three different groups of comparator companies. These companies are chosen having regard to:

(i)	size — turnover, profits and the number of people employed;

(ii)	diversity and complexity of businesses;

(iii)	geographical spread of businesses; and

(iv)	growth, expansion and change profile.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

     External consultants are used to advise the Committee on the structure and level of pay and benefits in the Company’s markets.

Policy on external appointments

     Six Continents recognizes that its directors are likely to be invited to become non-executive directors of other large companies and that such non-executive duties can broaden experience and knowledge, which will benefit Six Continents. Executive directors are, therefore, allowed to accept up to two non-executive appointments, as long as these are not likely to lead to conflicts of interest, retaining the fees received.

Contracts of service

(i)	Policy

In 1999, the Remuneration Committee carried out a review of the Company’s policy on length of notice periods in directors’ service contracts and payments on termination of such contracts. It agreed an objective to reduce notice periods for directors to 12 months as soon as obligations permit. An existing two-year notice period, which applies to one executive director, Richard North, will remain in place normally until the job holder has a change of position. The other executive directors have notice periods of 12 months or less. All new appointments are intended to have 12 month notice periods, but it is recognized that, for some appointments, a longer period may initially be necessary for competitive reasons, reducing to 12 months thereafter.

With the move toward one year contracts, the Committee has decided that termination payments are not required to be specified in directors’ contracts, save that in circumstances where a director’s employment is terminated within 12 months following a change of control of the Company, the director would be entitled to compensation up to a sum equivalent to approximately 21 months’ remuneration and 24 months’ pension contributions. Upon the proposed Separation of the Six Continents Hotels and Soft Drinks and Six Continents Retail businesses, Richard North’s notice period will be reduced to 12 months and no provisions for compensation for termination following change of control will be included in the current directors’ contracts.

(ii)	Directors’ contracts

Director	Contract date	Unexpired term/ notice period

Tim Clarke	January 13, 1997	12 months
Richard North	October 19, 1994	24 months
Thomas R. Oliver	February 18, 1997	4 months
Sir Ian Prosser	October 1, 1988	7 months

Policy regarding pensions

     UK-based executive directors and senior employees participate on the same basis in the Six Continents Executive Pension Plan and, if appropriate, the Six Continents Executive Top-Up Scheme. Thomas R. Oliver, the executive director who transferred from the US to the United Kingdom, and senior US-based executives participate in US retirement benefits plans. Executives in other countries, who do not participate in these plans, will participate in local plans, or the Six Continents International Retirement Income Plan.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

Directors’ emoluments

				Total emoluments excluding pensions			Employer’s pension contributions(i)
	Basic	Performance
	salaries and fees	payments	Benefits	2002	2001	2000	2002	2001	2000(i)

	(£ thousand)
Executive directors
Tim Clarke	575	93	26	694	725	539	21	21	20
Richard North	500	97	32	629	889	643	21	21	20
Thomas R. Oliver	542	237	177	956	1,267	1,036	152	116	30
Sir Ian Prosser	816	136	19	971	1,200	1,173	180	174	162
Iain Napier (resigned September 4, 2000)	—	—	—	—	985	1,243			18
Non-executive directors
Roger Carr	46	—	—	46	38	32
Robert C. Larson	36	—	—	36	36	32
Sir Peter Middleton (retired July 31, 2001)	—	—	—	—	30	32
Sir Geoffrey Mulcahy	36	—	—	36	36	32
Sir Michael Perry (retired July 31, 2001)	—	—	—	—	61	64
Bryan Sanderson (appointed August 1, 2001)	36	—	—	36	6
Sir Howard Stringer (appointed May 22, 2002)	13	—	—	13

Total 2002	2,600	563	254	3,417			374

Total 2001	2,490	1,517	1,266		5,273			332

Total 2000	2,529	2,006	291			4,826			250

(i)	Employer’s pension contributions for 2000 in respect of Tim Clarke, Richard North and Iain Napier have been corrected from the figures disclosed in the Company’s 20-F for the year ended September 30, 2000.

     The figures above represent emoluments earned as directors during the relevant financial year. Details of long-term rewards are shown in “Long-Term Reward” below.

     “Performance payments” include the annual cash bonus and the value of ordinary shares allocated under the Employee Profit Share Scheme.

     “Benefits” incorporate all tax assessable benefits arising from employment by the Company, which relate, in the main, to the provision of a company car and, for Thomas R. Oliver, additionally include certain UK living allowances. As stated in the Annual Report 2001, Iain Napier, a former director, was entitled to certain benefits under the terms of an agreement reached with him prior to the sale of Bass Brewers. Specifically, Iain Napier is entitled to an annuity (index linked up to 5% p.a.) after May 22, 2003 of approximately £24,000 p.a. (or an appropriate lump sum).

Special Deferred Incentive Plan

     Tim Clarke, Richard North and Thomas R. Oliver are entitled under the Special Deferred Incentive Plan to an annual cash bonus some or all of which may be, at the discretion of the Remuneration Committee, converted into the Company’s shares which will be released to those directors after at least twelve months, together with an award in shares provided by the Company, at the discretion of the Remuneration Committee. Such awards are conditional on the directors being employed by the Group at the release dates. The table below shows the maximum share awards, assuming the directors elect to defer their 2002 bonuses.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

Special Deferred Incentive Plan

	Year earned		Ordinary shares	Value(ii)	Release Date(iii)

			(000)	(£000)

Tim Clarke	2002	(i)	22	128	December 18, 2003
	2001		44	263	December 18, 2002
Richard North	2002	(i)	23	134	December 18, 2003
	2001		72	429	December 18, 2002
Thomas R. Oliver	2002	(i)	19	112	March 10, 2003
	2001		15	90	March 10, 2003
	2000		29	170	March 10, 2003
	1999		14	83	March 10, 2003
	1998		16	96	March 10, 2003

(i)	Maximum matching award assuming director elects to participate.
(ii)	Based on share price at September 30, 2002 – £5.93.
(iii)	Awards are conditional on employment by the Group at the release date.

Directors’ pensions

     The following information relates to the pension arrangements provided for Tim Clarke, Richard North and Sir Ian Prosser under the Six Continents Executive Pension Plan (the “Plan”) and in the cases of Tim Clarke and Richard North, under the unfunded Six Continents Executive Top-Up Scheme (“SCETUS”).

     The Plan is a funded, Inland Revenue approved, final salary, occupational pension scheme. Its main features applicable to the executive directors are:

(i)	a normal pension age of 60;

(ii)	pension accrual of one thirtieth of final pensionable salary for each year of pensionable service;

(iii)	life assurance cover of four times pensionable salary;

(iv)	pensions payable in the event of ill health; and

(v)	spouse’s and dependants’ pensions on death.

     All Plan benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings “cap”, SCETUS is used to increase pension and death benefits to the level that would otherwise have applied.

     Thomas R. Oliver, the executive director formerly based in the US, has retirement benefits provided via the 401(k) Retirement Plan for Employees of Six Continents Hotels and the Six Continents Hotels Deferred Compensation Plan (DCP).

     The 401(k) Retirement Plan is a tax qualified plan providing benefits on a money purchase basis, with the member and the Company both contributing.

     The DCP is a non-tax qualified plan, providing benefits on a money purchase basis, with the member and the Company both contributing.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

Directors’ pension benefits

	Age at	Directors’	Transfer value of accrued pension		Increase in transfer value over year, less	Increase in	Increase in	Accrued pension at Sept. 30,
	Sept. 30, 2002	contributions (i)	Sept. 30, 2001	Sept. 30, 2002	directors’ contributions	accrued pension (ii)	accrued pension (iii)	2002 (iv)

		(£)	(£)	(£)	(£)	(£ pa)	(£ pa)	(£ pa)

Tim Clarke	45	14,400	924,500	1,261,000	322,100	44,900	43,300	193,200
Richard North	52	14,400	1,015,000	1,408,800	379,400	28,500	27,300	134,700
Sir Ian Prosser	59	39,100	9,113,800	9,888,100	735,200	—	(6,000)	544,000

(i)	Contributions paid in the year by the directors under the terms of the plans.
(ii)	The absolute increase in accrued pension during the year.
(iii)	The increase in accrued pension during the year, excluding any increase for inflation. In Sir Ian Prosser’s case, the accrued pension is unchanged in absolute terms and so decreases after taking account of inflation.
(iv)	Accrued pension is that which would be paid annually on retirement at 60, based on service to September 30, 2002.
(v)	Members of the Plan joining before 1989 have the option to pay Additional Voluntary Contributions, subject to Inland Revenue limits; neither the contributions, nor the resulting benefits, are included in the above table.
(vi)	Thomas R. Oliver is no longer a member of a defined benefit pension arrangement. Over the year he contributed £7,400 to the 401(k) Retirement Plan and £220,900 to the DCP. The Company contributed £7,900 to the 401(k) Retirement Plan and £122,500 to the DCP on his behalf. The Company’s contributions to Thomas R. Oliver’s plans in the year to September 30, 2001 totaled £151,800 (2000 £29,900).

     The following is additional information relating to directors’ pensions under the Plan and SCETUS:

Normal pension age

     The normal pension age is 60. Sir Ian Prosser’s pension arrangements have already been funded and charged in the Company’s financial statements in previous years, except for Company contributions payable at the ordinary rate for Plan members, so that the accrued pension can already be drawn as of right without reduction. The accrued pension is £544,000 per annum.

Dependants’ pensions

     On the death of a director before his normal retirement age, a widow’s pension equal to one-third of his own pension is payable; a child’s pension of one-sixth of his pension is payable for each of a maximum of two eligible children.

     On the death of a director after payment of his pension commences, a widow’s pension of two-thirds of the director’s full pension entitlement is payable; in addition, a child’s pension of one- sixth of his full pension entitlement is payable for each of a maximum of two eligible children.

Early retirement rights

     After leaving the service of the Company, the member has the right to draw his accrued pension at any time after his 50th birthday, subject to a discount for early payment.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

Pension increases

     All pensions (in excess of Guaranteed Minimum Pensions) are subject to contractual annual increases in line with the annual rise in the Retail Price Index, subject to a maximum of 5% per annum. In addition, it is the Company’s present aim to pay additional increases based on two-thirds of any rise in the Retail Price Index above 5% per annum.

Other discretionary benefits

     Other than the discretionary pension increases mentioned above, there are no discretionary practices which are taken into account in calculating transfer values on leaving service.

Long-Term Reward

     The 1998/2002 cycle of the Six Continents Long-Term Incentive Plan was completed on September 30, 2002. No award was made.

	Pre tax value of award

	2002	2001	2000

		(£000)
Current executive directors
Tim Clarke	—	124	113
Richard North	—	131	130
Thomas R. Oliver	—	162	137
Sir Ian Prosser	—	245	249
Former executive director
Iain Napier	—	—	111

	—	662	740

     The executive directors are currently included in the Plan for the cycles 1999/2003, 2000/2003 and 2001/2004 which may or may not provide awards, depending on the Company’s performance. Maximum potential awards are detailed in the description of the Plan on pages F-21 and F-22. No Plan cycle has commenced in 2002.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

Directors’ options

	Ordinary shares under option					Weighted average option price

	Sept 30, 2002	Granted	Lapsed	Exercised	Oct 1, 2001			Option price

Tim Clarke		1,583						600	p
A	24,600					554	p
B	102,400					855	p
C	249,502					685	p

Total	376,502	1,583	—	—	374,919	723	p

Richard North
A	77,800					591	p
B	95,600					756	p
C	243,000					680	p

Total	416,400	—	—	—	416,400	681	p

Thomas R. Oliver
B	141,300					848	p
C	284,000					703	p

Total	425,300	—	—	—	425,300	751	p

Sir Ian Prosser
A	30,000					545	p
B	246,700					866	p
C	445,375					678	p

Total	722,075	—	—	—	722,075	737	p

     There was no option exercised by any members of the Board (2001 527 shares). The gain on exercise by the Board in aggregate was £448 in 2001 (2000 £2,642).

     Options are held under the Executive Share Option, Employee Savings Share and Sharesave Schemes. The option grant in 2002 was made under the Sharesave Scheme and is exercisable between October 1, 2005 and March 31, 2006. No options were granted to directors under the Executive Share Option Scheme.

     Options are exercisable, subject to the achievement of performance conditions for Executive Share Options, between the date of this report and March 1, 2011. Shares under option at September 30, 2002 are designated as:

A	where the options are exercisable and the market price per share at September 30, 2002 was above the option price;

B	where the options are exercisable but the market price at September 30, 2002 was below the option price; and

C	where the options are not yet exercisable.

     The market price on September 30, 2002 was 593p per share and the range during the year was 541p to 783p per share.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 4 — Staff — (Continued)

Directors’ shareholdings

	September 30
	2002 (i) Ordinary shares of 28p	2001 (i) Ordinary shares of 28p	2000 Ordinary shares of 28p

Executive directors
Tim Clarke	76,330	63,147	51,975
Richard North	80,649	66,759	54,104
Thomas R. Oliver	68,105	52,283	40,000
Sir Ian Prosser	276,238	251,010	227,102

Non-executive directors
Roger Carr	1,785	1,785	1,785
Robert C. Larson (ii)	11,571	11,571	11,571
Sir Peter Middleton (iii)	n/a	900	900
Sir Geoffrey Mulcahy	1,785	1,785	1,785
Sir Michael Perry (iii)	n/a	1,910	1,910
Bryan Sanderson	—	—	n/a
Sir Howard Stringer	—	n/a	n/a

(i)	Or date of appointment, if later.
(ii)	Held in the form of American Depositary Shares.
(iii)	For 2001, held at retirement date, July 31, 2001.

     The above shareholdings are all beneficial interests and include shares held on behalf of executive directors by the Trustees of the Employee Profit Share Scheme and of the Company’s ESOP. None of the directors has a beneficial interest in the shares of any subsidiary, nor in the debenture stocks issued by the Company or any subsidiary.

     At September 30, 2002, the executive directors, as potential beneficiaries under the Company’s ESOP, were each technically deemed to be interested in 117,466 unallocated Six Continents PLC ordinary shares held by the Trustees of the ESOP.

     In the period from October 1, 2002 to November 30, 2002, there has been no change in the Directors’ Interests.

     The Company’s Register of Directors’ Interests, which is open to inspection at the Registered Office, contains full details of directors’ shareholdings and share options.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 5 — Exceptional Items

	2002			2001 restated*			2000 restated*
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total

	(£ million)

Operating exceptional items:
Hotels impairment charge (i)**	(77)	—	(77)	—	—	—	—	—	—
Hotels exceptional costs (ii)**	—	—	—	(43)	—	(43)	—	—	—

Total operating exceptional items	(77)	—	(77)	(43)	—	(43)	—	—	—

Non-operating exceptional items:
Profit/(loss) on disposal of operations
Bass Brewers (iii)**	—	57	57	—	38	38	—	1,293	1,293
Other operations (iv)**	—	—	—	(36)	—	(36)	—	—	—

	—	57	57	(36)	38	2	—	1,293	1,293
(Loss)/profit on disposal of fixed assets	—	—	—	(2)	—	(2)	2	1	3

Demerger costs (v)**	(4)	—	(4)	—	—	—	—	—	—

Total non-operating exceptional items	(4)	57	53	(38)	38	—	2	1,294	1,296

Total exceptional items before taxation	(81)	57	(24)	(81)	38	(43)	2	1,294	1,296
Tax (charge)/credit on above items***	(9)	—	(9)	3	(4)	(1)	(2)	(90)	(92)
Exceptional tax charge (vii)**	—	—	—	—	—	—	(22)	—	(22)
Exceptional tax credit (vi)**	—	114	114	—	—	—	—	—	—

Total exceptional items after taxation	(90)	171	81	(78)	34	(44)	(22)	1,204	1,182

(i)	Tangible fixed assets have been written down by £113 million following an impairment review of the hotel estate. £77 million has been charged above as an operating exceptional item and £36 million reverses previous revaluation gains (see F-5).

(ii)	Related to exceptional reorganization, restructuring and strategic appraisal costs in the Six Continents Hotels division.

(iii)	Bass Brewers was disposed of in August 2000. The profit in 2002 comprises £9 million received in respect of the finalization of completion account adjustments, together with the release of disposal provisions no longer required of £48 million. The profit in 2001 arose from deferred consideration and the finalization of the pension scheme transfer.

(iv)	Related to and resulting from the disposal of 988 smaller unbranded pubs by the Six Continents Retail division.

(v)	On October 1, 2002, the Board announced its intention to separate the Six Continents Retail business from Six Continents Hotels and Soft Drinks operations (see Note 33). The costs of evaluating the proposed Separation incurred to September 30, 2002 were £4 million, comprising external professional fees.

(vi)	Represents the release of over provisions for tax in respect of prior years.

(vii)	Represents the tax arising from a reassessment of the amounts of capital gains on prior disposals which can be rolled over or held over, based on the Group’s planned capital expenditure and likely disposals.

*	Restated on the adoption of FRS 19 (see Note 1).

**	Major exceptional items for the purpose of calculating adjusted earnings per ordinary share (see Note 9).

***	Major exceptional items, except for tax charges of £10 million (2001 nil; 2000 £2 million), for the purpose of calculating adjusted earnings per ordinary share (see Notes 7 and 9).

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 6 — Interest Payable and Similar Charges

	Year ended September 30
	2002	2001	2000

	(£ million)

Bank loans and overdrafts	21	26	77
Other	155	198	132

	176	224	209

Note 7 — Tax on Profit on Ordinary Activities

	Year ended September 30

	2002
Tax charge	Before major exceptional items	Major exceptional items	Total	2001 restated*	2000 restated*

	(£ million)

UK corporation tax at 30% (2001 30%, 2000 30%):
Current year	106	—	106	95	236
Prior years	(15)	(114)	(129)	(13)	(12)

	91	(114)	(23)	82	224

Foreign tax:
Current year	65	—	65	92	72
Prior years	(1)	—	(1)	20	(2)

	64	—	64	112	70

Total current tax	155	(114)	41	194	294

Deferred tax:
Origination and reversal of timing differences	18	(1)	17	72	53
Adjustments to estimated recoverable deferred tax assets	11	—	11	(35)	—
Prior years	(17)	—	(17)	(8)	(5)

Total deferred tax	12	(1)	11	29	48

Tax on profit on ordinary activities	167	(115)	52	223	342

Further analyzed as tax relating to:
Profit before exceptional items	157	—	157	222	228
Exceptional items (see Note 5):
Operating	—	—	—	(10)	—
Non-operating	10	(1)	9	11	92
Tax (credit)/charge	—	(114)	(114)	—	22

	167	(115)	52	223	342

*	Restated on the adoption of FRS 19 (see Note 1).

     In 2001, all tax on exceptional items was in respect of major items (2000 £112 million).

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 7 — Tax on Profit on Ordinary Activities — (Continued)

Tax reconciliations

Reconciliation of current tax rate

	2002	2001	2000

	(%)

UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	1.3	0.3	0.2
Capital allowances in excess of depreciation	(3.7)	(2.6)	(1.0)
Other timing differences	(1.3)	(1.0)	(0.2)
Net effect of different rates of tax in overseas businesses	3.1	0.3	(0.5)
Adjustment to tax charge in respect of prior years	(2.9)	1.0	(0.7)
Capital gains	1.3	(0.1)	0.1
Exceptional items	(20.1)	0.2	(13.6)

Effective current tax rate	7.7	28.1	14.3

Effective current tax rate before major exceptional items	27.8	28.0	24.5

Reconciliation of overall tax rate

	2002	2001	2000

	(%)

UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	1.3	0.3	0.2
Net effect of different rates of tax in overseas businesses	4.0	0.8	1.0
Adjustment to tax charge in respect of prior periods	(6.0)	(0.2)	(0.9)
Capital gains	1.3	(0.1)	0.1
Other differences	(0.6)	(0.5)	(0.2)
Impact of major exceptional items	(20.3)	1.9	(13.5)

Effective tax rate	9.7	32.2	16.7

Factors which may affect future tax charges

     The key factors which may affect future tax charges include the availability of accelerated tax depreciation, utilization of unrecognized losses, changes in tax legislation and the proportion of profits subjected to different overseas tax rates.

     Future tax charges will also be impacted by the proposed Separation (see Note 33).

Note 8 — Dividends

	Year ended September 30
	2002	2001	2000	2002	2001	2000

	(p per share)			(£ million)

Dividends on ordinary shares
Interim	10.7	10.4	10.1	92	86	88
Proposed final	24.6	23.9	23.2	213	207	204

	35.3	34.3	33.3	305	293	292

     The proposed final dividend is payable on the shares in issue at December 20, 2002.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 9 — Earnings per Ordinary Share

     Basic earnings per ordinary share are calculated by dividing the earnings available for shareholders of £457 million (2001 £443 million*, 2000 £1,691 million*) by 863 million (2001 863 million, 2000 873 million), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

     Diluted earnings per ordinary share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 867 million (2001 869 million, 2000 879 million).

     Adjusted earnings per ordinary share are calculated as follows:

	Year ended September 30
	2002	2001 restated*	2000 restated*

	(p per ordinary share)

Basic earnings	53.0	51.3	193.7
Major exceptional items, less tax thereon	(10.6)	4.9	(135.3)

Adjusted earnings	42.4	56.2	58.4

Adjusted earnings as previously reported	—	60.1	62.2

*	Restated on adoption of FRS 19 (see Note 1).

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 10 — Net Cash Flow

	Year ended September 30
	2002		2001	2000

	(£ million)

Total operating profit before major exceptional items	618		792	905
Depreciation and amortization	271		238	289
Share of associates’ operating profit	—		—	(11)
Other non-cash items	(4)		1	8

Earnings before interest, taxation, depreciation and amortization, and major exceptional items	885		1,031	1,191
(Increase)/decrease in stocks	(1)		—	3
(Increase)/decrease in debtors	(92)		83	(177)
(Decrease)/increase in creditors	(37)		(94)	93
Provisions expended — (Note 22)	(18)		(13)	(7)

Operating activities before expenditure relating to major exceptional items	737		1,007	1,103
Major operating exceptional expenditure	(17)		(23)	—

Operating activities	720		984	1,103
Net capital expenditure (i) — (Note 12)	(513)		(868)	(654)
Trade loans	—		—	23
Dividends from associates	—		—	11

Operating cash flow — (Note 13)	207		116	483
Net interest paid	(62)		(69)	(137)
Dividends paid	(312)		(295)	(290)
Tax paid	(123)		(149)	(158)

Normal cash flow	(290)		(397)	(102)
Acquisitions	(24	)(ii)	(752)	(400)
Disposals	9		623	2,234

Net cash flow	(305)		(526)	1,732

(i)	Represents cash flow in respect of capital expenditure and financial investment (excluding trade loans), and minor acquisitions and disposals (see Consolidated Statement of Cash Flows).

(ii)	Includes £20 million in respect of Posthouse, the hotel business acquired in April 2001.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 11 — Net Debt

	Cash and overdrafts				Liquid resources	Financing
	Cash at bank and in hand	Overdrafts	Total		Current asset investments	Other borrowings due within one year	Other borrowings due after one year	Total

	(£ million)

At October 1, 1999	182	(20)	162		333	(389)	(2,101)	(1,995)
Net cash flow — (Note 10)	1,761	(29)	1,732	(i)	—	—	—	1,732
Management of liquid resources and financing	(1,818)	—	(1,818	)(i)	501	332	978	(7)

Other movements arising on:
Acquisitions	—	—	—		20	(34)	—	(14)
Disposals	—	—	—		—	53	—	53
Exchange and other adjustments	—	—	—		8	(32)	(90)	(114)

At September 30, 2000	125	(49)	76		862	(70)	(1,213)	(345)
Net cash flow — (Note 10)	(538)	12	(526	)(i)	—	—	—	(526)
Management of liquid resources and financing	493	—	493	(i)	(497)	(276)	186	(94)
Other movements arising on acquisitions	—	—	—		—	(38)	—	(38)
Exchange and other adjustments	(13)	—	(13)		1	6	8	2

At September 30, 2001	67	(37)	30		366	(378)	(1,019)	(1,001)
Net cash flow — (Note 10)	(276)	(29)	(305	)(i)	—	—	—	(305)
Management of liquid resources and financing	295	—	295	(i)	(232)	(414)	354	3
Exchange adjustments	(2)	—	(2)		84	10	34	126

At September 30, 2002	84	(66)	18		218	(782)	(631)	(1,177)

Current asset investments include currency swaps.

(i)	Represents a movement in cash and overdrafts of £10 million outflow (2001 £33 million outflow, 2000 £86 million outflow) (see Consolidated Statement of Cash Flows).

Note 12 — Net Capital Expenditure

	Year ended September 30
	2002	2001	2000

	(£ million)

Hotels	259	607	326
Soft Drinks	31	28	48
Retail	227	288	204
Other activities	(4)	(55)	19

Continuing operations	513	868	597
Discontinued operations (i)	—	—	57

	513	868	654

(i)	Relates to Bass Brewers.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 13 — Operating Cash Flow

	Year ended September 30
	2002	2001	2000

	(£ million)
Hotels	60	(80)	114
Soft Drinks	77	99	36
Retail	144	66	213
Other activities	(74)	(9)	(35)

Continuing operations	207	76	328
Discontinued operations (i)	—	40	155

	207	116	483

(i)	Relates to Bass Brewers.

Note 14 — Management of Liquid Resources and Financing

	Year ended September 30
	2002	2001	2000

	(£ million)
New borrowings (i)	8,260	5,510	11,088
Net commercial paper repaid	—	(21)	(184)
Other borrowings repaid (i)	(8,200)	(5,399)	(12,214)

	60	90	(1,310)
Ordinary shares issued	3	9	11
Ordinary shares repurchased	—	(103)	—
Preference shares redeemed	—	—	(18)

Financing	63	(4)	(1,317)
Movement in liquid resources (ii)	232	497	(501)

	295	493	(1,818)

(i)	Includes amounts rolled over under bank loan facilities.
(ii)	Liquid resources primarily comprise short-term deposits of less than one year, short-term investments and currency swaps.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 15 — Intangible Fixed Assets

Goodwill

(£ million)
Year ended September 30, 2001
Cost:
At October 1, 2000	195
Exchange adjustments	(6)

At September 30, 2001	189

Amortization:
At October 1, 2000	6
Exchange adjustments	(1)
Provided	10

At September 30, 2001	15

Net book value at September 30, 2001	174

Year ended September 30, 2002
Cost:
At October 1, 2001	189
Exchange adjustments	(3)
Acquisitions	11

At September 30, 2002	197

Amortization:
At October 1, 2001	15
Exchange adjustments	(1)
Provided	10

At September 30, 2002	24

Net book value at September 30, 2002	173

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 16 — Tangible Fixed Assets

By activity

	Hotels	Soft Drinks	Retail	Other activities	Total

	(£ million)

Year ended September 30, 2001
Cost or valuation:
At October 1, 2000	2,739	412	4,147	107	7,405
Exchange and other adjustments	7	1	—	(1)	7
Acquisitions	898	—	—	—	898
Additions	593	34	312	5	944
Disposals	(33)	(39)	(942)	(77)	(1,091)

At September 30, 2001	4,204	408	3,517	34	8,163

Depreciation:
At October 1, 2000	189	170	336	27	722
Exchange and other adjustments	2	—	—	—	2
Provided	101	36	84	7	228
On disposals	(21)	(31)	(281)	(14)	(347)

At September 30, 2001	271	175	139	20	605

Net book value at September 30, 2001	3,933	233	3,378	14	7,558

Year ended September 30, 2002
Cost or valuation:
At October 1, 2001	4,204	408	3,517	34	8,163
Exchange and other adjustments	(87)	—	—	—	(87)
Additions	362	36	254	2	654
Disposals	(110)	(36)	(51)	(5)	(202)
Impairment	(36)	—	—	—	(36)

At September 30, 2002	4,333	408	3,720	31	8,492

Depreciation:
At October 1, 2001	271	175	139	20	605
Exchange and other adjustments	(16)	—	—	—	(16)
Provided	132	42	86	1	261
On disposals	(16)	(29)	(29)	(2)	(76)
Impairment	77	—	—	—	77

At September 30, 2002	448	188	196	19	851

Net book value at September 30, 2002	3,885	220	3,524	12	7,641

     Tangible fixed assets have been written down in total by £113 million following an impairment review of the hotel estate. The impairment has been measured by reference to the value in use of income-generating units, using discount rates ranging between 10.0% and 11.5% depending on the geographical location of the income-generating unit.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 16 — Tangible Fixed Assets — (Continued)

By category

	Land and buildings	Fixtures, fittings and equipment	Plant and machinery	Total

	(£ million)
Year ended September 30, 2001
Cost or valuation:
At October 1, 2000	5,227	2,046	132	7,405
Exchange and other adjustments	8	—	(1)	7
Acquisitions	682	216	—	898
Additions	510	424	10	944
Disposals	(591)	(488)	(12)	(1,091)

At September 30, 2001	5,836	2,198	129	8,163

Depreciation:
At October 1, 2000	42	605	75	722
Exchange and other adjustments	(6)	8	—	2
Provided	21	196	11	228
On disposals	(6)	(329)	(12)	(347)

At September 30, 2001	51	480	74	605

Net book value at September 30, 2001	5,785	1,718	55	7,558

Year ended September 30, 2002
Cost or valuation:
At October 1, 2001	5,836	2,198	129	8,163
Exchange and other adjustments	(59)	(28)	—	(87)
Additions	261	381	12	654
Disposals	(96)	(101)	(5)	(202)
Impairment	(36)	—	—	(36)

At September 30, 2002	5,906	2,450	136	8,492

Depreciation:
At October 1, 2001	51	480	74	605
Exchange and other adjustments	(4)	(12)	—	(16)
Provided	26	223	12	261
On disposals	(3)	(69)	(4)	(76)
Impairment	77	—	—	77

At September 30, 2002	147	622	82	851

Net book value at September 30, 2002	5,759	1,828	54	7,641

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 16 — Tangible Fixed Assets — (Continued)

Land and buildings

	September 30
	2002			2001

	Cost or valuation	Depreciation	Net book value	Cost or valuation	Depreciation	Net book value

	(£ million)
Freehold	4,692	(94)	4,598	4,666	(22)	4,644
Leasehold: unexpired term of more than 50 years	948	(16)	932	924	(5)	919
unexpired term of 50 years or less	266	(37)	229	246	(24)	222

	5,906	(147)	5,759	5,836	(51)	5,785

     Cost or valuation of properties comprises:

	September 30
	2002	2001

	(£ million)
1999 valuation	3,032	3,361
1992 valuation	29	29
Cost	2,845	2,446

	5,906	5,836

Properties

     Properties, comprising land, buildings and certain fixtures, fittings and equipment, are included above at cost or valuation, less depreciation as required. The transitional rules of FRS 15 have been followed permitting the carrying values of properties as at October 1, 1999 to be retained.

     The most recent valuation of properties was undertaken in 1999 and covered all properties then owned by the Group other than hotels acquired or constructed in that year and leasehold properties having an unexpired term of 50 years or less. This valuation was undertaken by external Chartered Surveyors and internationally recognized valuers (Jones Lang LaSalle Hotels in respect of hotels and Chesterton plc in respect of pubs and other properties) in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors. The basis of valuation was predominantly existing use value and, in the case of pubs and hotels, had regard to trading potential.

Historical cost

     The comparable amounts under the historical cost convention for properties would be:

	September 30
	2002	2001

	(£ million)
Cost	4,998	4,876
Depreciation	(199)	(105)

Net book value	4,799	4,771

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 17 — Fixed Asset Investments

Investments and advances

(£ million)
Year ended September 30, 2001
Cost:
At October 1, 2000	372
Exchange and other adjustments	(2)
Additions and advances	43
Disposals and repayments	(17)

At September 30, 2001	396

Provision for diminution in value:
At October 1, 2000	123
Provisions made	7

At September 30, 2001	130

Net book value at September 30, 2001	266

Year ended September 30, 2002
Cost:
At October 1, 2001	396
Exchange and other adjustments	(19)
Additions	14
Disposals and repayments	(21)

At September 30, 2002	370

Provision for diminution in value:
At October 1, 2001	130
Exchange and other adjustments	(7)
On disposals	(2)

At September 30, 2002	121

Net book value at September 30, 2002	249

Analysis of investments

	September 30
	2002		2001
	Cost less amount written off	Market value/ fair value	Cost less amount written off	Market value/ fair value

	(£ million)
Listed investments (i)	147	109	155	119
Unlisted investments	102		111

	249		266

(i)	Includes £31 million (2001 £32 million) in respect of 3.8 million (2001 3.8 million) Six Continents PLC ordinary shares held by employee share trusts.

     All listed investments are listed on a recognized investment exchange.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 18 — Stocks

	September 30
	2002	2001

	(£ million)
Raw materials	8	9
Work in progress	22	19
Finished goods	47	48
Consumable stores	14	14

	91	90

     The replacement cost of stocks approximates to the value stated above.

Note 19 — Debtors

	September 30
	2002	2001

	(£ million)
Trade debtors	339	320
Less: Provision for bad and doubtful debts	(50)	(39)

	289	281
Other debtors (net of provisions for bad and doubtful debts £5 million (2001 £2 million)) (i)	153	134
Corporate taxation	1	9
Pension prepayment (ii)	82	50
Other prepayments (i)	98	103

	623	577

(i)	Other debtors and other prepayments include amounts falling due after more than one year of £2 million (2001 nil) and £1 million (2001 nil), respectively.
(ii)	Falling due after more than one year.

Note 20 — Creditors: amounts falling due within one year

	September 30
	2002	2001

	(£ million)
Borrowings — (Note 23)	848	415
Trade creditors	178	198
Corporate taxation	455	548
Other taxation and social security	82	88
Accrued charges	274	313
Proposed dividend	213	207
Other creditors	223	240

	2,273	2,009

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 21 — Creditors: amounts falling due after one year

	September 30
	2002	2001

	(£ million)
Borrowings — (Note 23)	631	1,019
Other creditors and deferred income	133	161

	764	1,180

Note 22 — Deferred Taxation and Other Provisions for Liabilities and Charges

		Other provisions for liabilities and charges
	Deferred taxation	Reorganization (i)	Onerous contracts (ii)	Other (iii)	Total

	(£ million)
At October 1, 2000 as previously reported	196	10	25	83	118
Prior year adjustment on adoption of FRS 19	266	—	—	—	—

At October 1, 2000 as restated	462	10	25	83	118
Exchange and other adjustments	(45)	—	2	—	2
Acquisitions	41	—	—	—	—
Profit and loss account	29	—	—	(3)	(3)
Expenditure	—	(1)	(5)	(7)	(13)

At September 30, 2001	487	9	22	73	104
Profit and loss account	11	2	—	(56)	(54)
Expenditure	—	—	(10)	(8)	(18)
Exchange and other adjustments	(3)	—	—	—	—

At September 30, 2002	495	11	12	9	32

(i)	Relates to fundamental reorganizations charged as non-operating exceptional items and is expected to be largely utilized in the year to September 30, 2003.
(ii)	Primarily relates to onerous fixed lease contracts acquired with the InterContinental hotels business and having expiry dates to 2008.
(iii)	Represents liabilities with varying expected utilization dates. During the year, disposal provisions no longer required of £48 million were released to the profit and loss account as a non- operating exceptional item (see Note 5).

Deferred taxation

Analyzed as tax on timing differences related to:

	September 30
	2002	2001*

	(£ million)
Fixed assets	437	430
Deferred gains on loan notes	125	142
Losses	(67)	(75)
Pension prepayment	25	15
Other	(25)	(25)

	495	487

* Restated on the adoption of FRS 19 (see Note 1).

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 22 — Deferred Taxation and Other Provisions for Liabilities and Charges — (Continued)

     The deferred tax asset of £67 million (2001 £75 million) recognized in respect of losses includes £30 million (2001 £30 million) of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and £37 million (2001 £45 million) in respect of revenue tax losses. Tax losses with a value of £157 million (2001 £141 million), including capital losses with a value of £111 million (2001 £104 million), have not been recognized as their use is uncertain or not currently anticipated.

     No provision has been made for deferred tax on the sale of properties at their revalued amounts. The total amount unprovided is estimated at £284 million (2001 £317 million).

     No provision has been made for deferred tax on the sale of properties where gains have been, or are expected to be, deferred against expenditure on replacement assets for an indefinite period until the sale of the replacement assets. The total amount unprovided is estimated at £145 million (2001 £147 million). It is not anticipated that any such tax will be payable in the foreseeable future.

Note 23 — Borrowings

Analysis of borrowings

	September 30
	2002			2001
	Within one year	After one year	Total	Within one year	After one year	Total

	(£ million)
Secured bank loans and overdrafts:
Bank loans (i)	4	55	59	76	60	136
Unsecured bank loans and overdrafts:
Bank loans	579	46	625	52	226	278
Overdrafts	66	—	66	37	—	37

Total bank loans and overdrafts	649	101	750	165	286	451

Secured — other borrowings:
2016 debenture stock 10.375% (ii)	—	250	250	—	250	250
Other debenture stock and loans (iii)	7	2	9	11	1	12
Unsecured — other borrowings:
2002 Guaranteed Notes 8.125% ($350 million)	—	—	—	239	—	239
2003 Guaranteed Notes 6.625% ($300 million)	192	—	192	—	204	204
2007 Guaranteed Notes 5.75% (£250 million)	—	250	250	—	250	250
Other loan stock (iv)	—	28	28	—	28	28

Total other borrowings	199	530	729	250	733	983

Total borrowings	848	631	1,479	415	1,019	1,434

(i)	Secured by way of mortgage over individual hotel properties. The terms, rates of interest and currencies of these bank loans vary.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 23 — Borrowings — (Continued)

(ii)	Secured by a first floating charge on the assets of the Company and certain of its UK subsidiaries and by cross guarantees given by these subsidiaries.
(iii)	Secured on the individual assets purchased by using such borrowings. The terms, rates of interest and currencies of these borrowings vary.
(iv)	Amounts due after more than one year for both September 30, 2002 and 2001, include borrowings of £16 million bearing interest at a fixed rate of 4.52%.

     The weighted average interest rate on overdrafts outstanding at the year end is 5.0% (2001 5.75%). Interest on all other borrowings is at variable rates unless otherwise stated. Interest on the unsecured bank loans drawn at September 30, 2002 is at a weighted average rate of 2.6% (2001 4.0%). All borrowings are redeemable at par.

Analysis by year of repayment

	September 30
	2002			2001
	Bank loans and overdrafts	Other borrowings	Total	Bank loans and overdrafts	Other borrowings	Total

	(£ million)
Due:
Within one year	649	199	848	165	250	415

Between one and two years	3	11	14	217	204	421
Between two and three years	12	—	12	3	11	14
Between three and four years	32	16	48	2	—	2
Between four and five years	24	—	24	15	16	31
Thereafter
By installment	12	—	12	14	—	14
Other than by installment	18	503	521	35	502	537

Due after more than one year	101	530	631	286	733	1,019

Total borrowings	750	729	1,479	451	983	1,434

Amounts repayable by installments, some of which fall due after five years	23	—	23	39	—	39

(i)	Subsequent to the year end, the Group has repurchased certain other borrowings with a maturity greater than one year with a principal amount outstanding at September 30, 2002 of £258 million for a total consideration of £271 million. The Company has also given notice to the holders of its 103/8% Debenture Stock 2016 to redeem the stock on February 27, 2003. See Note 33.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 23 — Borrowings — (Continued)

Facilities committed by banks

	September 30

	2002	2001

	(£ million)
Utilized	684	414
Unutilized	944	1,470

	1,628	1,884

Unutilized facilities expire:
Within one year	590	225
After one year but before two years	30	809
After two years	324	436

	944	1,470

Note 24 — Financial Instruments

     The following disclosures provide information regarding the effect of financial instruments on the financial assets and liabilities of the Group, other than short-term debtors and creditors.

Interest rate risk

     In order to manage interest rate risk, the Group enters into interest rate swap, interest rate option and forward rate agreements. At September 30, 2002 and September 30, 2001 notional principal balances and related interest rates under interest rate swaps and forward rate agreements were:

Interest rate swaps and forward rate agreements

	Expected to mature before September 30
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value (i)

At September 30, 2002
Principal	$505m	$100m	$300m	$250m	$150m	—	$1,305m	$(51)m
Fixed rate payable	3.6%	6.0%	5.1%	4.2%	4.2%	—	4.3%
Variable rate receivable	1.8%	1.8%	1.8%	1.8%	1.8%	—	1.8%
Principal	£200m	£50m	—	—	—	£250m	£500m	£19m
Variable rate payable	4.3%	4.0%	—	—	—	4.6%	4.4%
Fixed rate receivable	4.2%	6.8%	—	—	—	5.8%	5.2%
Principal	€256m	—	—	—	—	—	€256m	€(3)m
Fixed rate payable	4.5%	—	—	—	—	—	4.5%
Variable rate receivable	3.4%	—	–	—	—	—	3.4%
Principal	—	—	—	€25m	—	—	€25m	€1m
Variable rate payable	—	—	—	3.7%	—	—	3.7%
Fixed rate receivable	—	—	—	4.5%	—	—	4.5%
Principal	—	A$50m	—	—	—	—	A$50m	—
Fixed rate payable	—	4.7%	—	—	—	—	4.7%
Variable rate receivable	—	4.9%	—	—	—	—	4.9%
Principal	—	HK$700m	—	—	—	—	HK$700m	HK$(11)m
Fixed rate payable	—	3.2%	—	—	—	—	3.2%
Variable rate receivable	—	1.8%	—	—	—	—	1.8%
Principal (ii)	—	$150m	—	$150m	—	—	$300m	$(10)m
Fixed rate payable	—	5.4%	—	3.9%	—	—	4.6%
Principal (ii)	—	€50m	€115m	—	—	—	€165m	€(2)m
Fixed rate payable	—	4.0%	4.1%	—	—	—	4.1%
Principal (ii)	—	—	HK$370m	—	—	—	HK$370m	HK$(8)m
Fixed rate payable	—	—	5.2%	—	—	—	5.2%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 24 — Financial Instruments — (Continued)

(ii)	Contracts entered into before September 30, 2002 and commencing after that date with variable rates to be set in accordance with the contracts on commencement.

     The principal indicates the extent of the use of the instrument, but exposure is limited to the interest differential on the principal. At September 30, 2002 the risk was approximately equal to the fair value shown. The variable interest rates are those prevailing on September 30, 2002.

Interest rate swaps and forward rate agreements

	Expected to mature before September 30
	2002	2003	2004	2005	2006	Thereafter	Total	Fair value (i)

At September 30, 2001
Principal	$50m	$75m	$100m	$300m	$100m	—	$625m	$(21)m
Fixed rate payable	6.4%	5.6%	6.0%	5.1%	4.0%	—	5.2%
Variable rate receivable	3.8%	2.9%	3.5%	2.6%	3.0%	—	2.9%
Principal	$50m	—	—	—	—	—	$50m	$2m
Variable rate payable	4.6%	—	—	—	—	—	4.6%
Fixed rate receivable	7.7%	—	—	—	—	—	7.4%
Principal	—	—	£50m	—	—	£250m	£300m	£9m
Variable rate payable	—	—	5.3%	—	—	5.6%	5.6%
Fixed rate receivable	—	—	6.8%	—	—	5.8%	5.9%
Principal	—	DM500m	—	—	—	—	DM500m	DM(7)m
Fixed rate payable	—	4.5%	—	—	—	—	4.5%
Variable rate receivable	—	4.4%	—	—	—	—	4.4%
Principal	—	—	—	—	€25m	—	€25m	€(1)m
Variable rate payable	—	—	—	—	4.5%	—	4.5%
Fixed rate receivable	—	—	—	—	4.5%	—	4.5%
Principal	A$50m	—	—	—	—	—	A$50m	A$(1)m
Fixed rate payable	6.9%	—	—	—	—	—	6.9%
Variable rate receivable	4.4%	—	—	—	—	—	4.4%
Principal (ii)	$580m	$130m	—	—	$50m	—	$760m	$(4)m
Fixed rate payable	3.4%	6.1%	—	—	5.7%	—	4.0%	—
Principal (ii)	—	—	$150m		$50m	—	$200m	$(2)m
Fixed rate payable	—	—	5.4%	—	5.5%	—	5.4%	—
Principal (ii)	£200m	—	—	—	—	—	£200m	—
Fixed rate receivable	4.5%	—	—	—	—	—	4.5%	—

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.
(ii)	Contracts entered into before September 30, 2001 and commencing after that date with variable rates to be set in accordance with the contracts on commencement.

     The principal indicates the extent of use of the instrument, but exposure is limited to the interest rate differential on the principal. At September 30, 2001 the risk was approximately equal to the fair value shown. The variable interest rates are those prevailing on September 30, 2001.

Interest rate option agreements

     At September 30, 2002, and 2001, the Group had entered into the following interest rate option agreements:

	2002				2001
	Principal	Cap rate	Swap rate	Maturity	Principal	Cap rate	Maturity

US dollar swaption — Interest payable	$250m	—	3.47%	2005	—	—	—
US dollar cap — Interest payable	$100m	4.00%	—	2005	—	—	—
Australian dollar cap — Interest payable	—	—	—	—	A$50m	6.92%	2002

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 24 — Financial Instruments — (Continued)

     At September 30, 2002 and September 30, 2001, the interest rate profile of the Group’s material financial assets and liabilities, after taking account of the interest rate swap agreements and currency swap agreements detailed above, was:

						Interest at fixed rate
								Weighted
		Currency		Principal		Weighted		average period for
		swap		at variable	at fixed	average		which rate
	Net debt	agreements	Total	rate (i)	rate	rate		is fixed

			(£ million)			(%	)	(years	)
At September 30, 2002
Current asset investments and cash at bank and in hand:
Sterling	196	2,153	2,349	2,349	—	—		—
US dollar	30	—	30	30	—	—		—
Other	76	—	76	76	—	—		—
Borrowings:
Sterling	(532)	—	(532)	(327)	(205)	10.2		13.5
US dollar	(463)	(1,490)	(1,953)	(1,195)	(758)	5.4		2.1
Euro	(183)	(628)	(811)	(598)	(213)	4.9		1.9
Hong Kong dollar	(215)	—	(215)	(158)	(57)	3.2		1.0
Other	(86)	(35)	(121)	(104)	(17)	4.7		2.0

	(1,177)	—	(1,177)	73	(1,250)	6.0		4.2

At September 30, 2001
Current asset investments and cash at bank and in hand:
Sterling	352	2,111	2,463	2,463	—	—		—

US dollar	18	—	18	18	—	—		—
Other	63	—	63	63	—	—		—
Borrowings:
Sterling	(547)	—	(547)	(344)	(203)	11.1		15.0
US dollar	(449)	(1,552)	(2,001)	(1,196)	(805)	6.4		2.7
Euro	(168)	(525)	(693)	(420)	(273)	4.9		2.4
Hong Kong dollar	(212)	—	(212)	(212)	—	—		—
Other	(58)	(34)	(92)	(61)	(31)	7.1		1.1

	(1,001)	—	(1,001)	311	(1,312)	6.9		5.0

(i)	Primarily based on the relevant inter-bank rate.

     At September 30, 2002, the Group had investments and advances, excluding shares held by employee share trusts, totaling £218 million (2001 £234 million) on which no interest is receivable and which do not have a maturity date. These interests are denominated primarily in US dollars.

     The Group had other creditors and deferred income, denominated primarily in US dollars, due after one year of £133 million at September 30, 2002 (2001 £161 million) on which no interest is payable.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 24 — Financial Instruments — (Continued)

Currency risk

     In order to manage currency risk, the Group enters into agreements for the forward purchase or sale of foreign currencies as well as currency options. Foreign currency flows in respect of imports and exports are also netted where practical. As virtually all foreign exchange gains and losses are charged to the Statement of Total Recognized Gains and Losses under the hedging provisions of Statement of Standard Accounting Practice 20 — Foreign Currency Translation, no disclosure of the remaining currency risks has been provided on the grounds of materiality.

     At September 30, 2002, the Group had contracted to exchange within one year the equivalent of £35 million (2001 £23 million) of various currencies.

Currency swap agreements

     The Group had entered into the following currency swap agreements at September 30, 2002 and 2001:

	Deposited		Borrowed
	2002	2001	2002	2001

Sterling to US dollar	£1,518m	£1,573m	$2,331m	$2,283m
Sterling to euro	£640m	£534m	999m	844m
Sterling to Australian dollar	£35m	£34m	A$100m	A$100m

Liquidity risk

     A liquidity analysis of the Group’s borrowings is provided in Note 23, along with details of the Group’s material unutilized committed borrowing facilities.

     The liquidity analysis of the Group’s other financial liabilities at September 30, 2002 and 2001 is set out below.

	September 30
	2002	2001

	(£ million)
Other creditors and deferred income
Due:
between one and two years	40	18
between two and five years	50	56
after five years	43	87

	133	161

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 24 — Financial Instruments — (Continued)

Fair values

     The net book values and related fair values of the Group’s financial assets and liabilities at September 30, 2002 and September 30, 2001 are:

	September 30

	2002		2001

	Net book value	Fair value	Net book value	Fair value

	(£ million)
Fixed asset investments (i)	218	189	234	206

Cash and overdrafts	18	18	30	30
Current asset investments	178	178	336	336
Currency swap agreements	40	44	30	30
Other borrowings	(1,413)	(1,535)	(1,397)	(1,496)

Net debt	(1,177)	(1,295)	(1,001)	(1,100)

Other financial liabilities	(133)	(133)	(161)	(161)
Interest rate swap agreements	—	(24)	—	(11)
Forward exchange contracts	—	(1)	—	—

	(1,092)	(1,264)	(928)	(1,066)

(i)	Excluding shares held by employee share trusts.

     The fair values of listed fixed asset investments and borrowings are based on market prices at the year end. Other assets and liabilities have been fair valued by discounting expected future cash flows to present value.

Hedges

     The Group’s unrecognized gains and losses for the year on derivative financial instruments are:

	Gains	Losses	Total

	(£ million)
Unrecognized at October 1, 2000	8	(8)	—
Recognized in the year	(3)	3	—
Arising in the year but not recognized	5	(16)	(11)

Unrecognized at September 30, 2001	10	(21)	(11)
Recognized in the year	(5)	16	11
Arising in the year but not recognized	19	(40)	(21)

Unrecognized at September 30, 2002	24	(45)	(21)

Expected to be recognized in the year ending September 30, 2003	9	(19)	(10)

Expected to be recognized thereafter	15	(26)	(11)

Counterparty risk

     The Group is exposed to loss in the event of non-performance by the counterparties to the above agreements but such non-performance is not expected to occur.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 25 — Goodwill eliminated

     Goodwill purchased prior to September 30, 1998 and eliminated against Group reserves is as follows:

	Cost of goodwill eliminated	Exchange adjustments	Total

	(£ million)
Eliminated to October 1, 2000	2,403	211	2,614
Exchange adjustments	—	9	9

Eliminated to September 30, 2001	2,403	220	2,623
Exchange adjustments	—	(98)	(98)

Eliminated to September 30, 2002	2,403	122	2,525

Note 26 — Major Acquisitions and Disposals

Year ended September 30, 2000

     In the year ended September 30, 2000 the Group acquired the business of Southern Pacific Hotels Corporation (“SPHC”), the outstanding 90% of Bristol Hotels & Resorts Inc. (“Bristol”) and a leisure retail business, comprising 550 pubs formerly owned by Allied Domecq Retailing Ltd.

	Six Continents Hotels (i)			Six Continents Retail (ii)			Other

	Net book value	Fair value adjustments	Fair value	Net book value	Fair value adjustments	Fair value	Fair value	Total

	(£ million)
Tangible fixed assets	53	(1)	52	920	20	940	1	993
Fixed asset investments	21	(3)	18	—	—	—	—	18
Current assets	77	(5)	72	7	—	7	3	82
Cash	—	—	—	—	—	—	1	1
Creditors due within one year	(86)	(14)	(100)	(2)	—	(2)	(4)	(106)
Creditors due after one year – deferred taxation	(2)	—	(2)	—	—	—	—	(2)

Group’s share of net assets	63	(23)	40	925	20	945	1	986

Consideration:
Ordinary shares (see Statement of changes in Shareholder equity)			—			(741)	—	(741)
Cash (iii)			(196)			(204)	(17)	(417)
Fixed asset investments			(7)			—	—	(7)

Goodwill (iv)			163			—	16	179

(i)	Comprises SPHC, acquired in January 2000, and the outstanding 90% of Bristol, acquired in April 2000. The main fair value adjustments reflect the recognition of known liabilities and a reassessment of corporate tax liabilities.
(ii)	Relates to a leisure retail business comprising 550 pubs formerly owned by Allied Domecq Retailing Ltd., acquired with effect from October 1999. The fair value adjustments primarily relate to the values of the pubs acquired. Earnings before interest, taxation, depreciation and amortization for the 52 weeks ended August 21, 1999, as extracted from the figures prepared under the accounting policies adopted by Allied Domecq Retailing Ltd. were £102 million.
(iii)	Includes acquisition costs.
(iv)	Goodwill arising in the year is being amortized over 20 years.

     The pro forma effect on earnings of these acquisitions is not significant.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 26 — Major Acquisitions and Disposals — (Continued)

     In August 2000, Six Continents completed the sale of its brewing business, Bass Brewers, for a consideration of £2,290 million. The overall gain on disposal (net of goodwill and associated costs) was £1,231 million.

Year ended September 30, 2001

     In the year the Company acquired the Posthouse hotel business.

	Net book value	Fair value adjustments		Fair value

	(£ million)
Goodwill	381	(381	) (i)	—
Tangible fixed assets	1,058	(160	) (ii)	898
Current assets (excluding cash)	31	—		31
Cash	262	—		262
Creditors due within one year	(41)	(37	) (iii)	(78)
Borrowings	(38)	—		(38)
Deferred taxation	—	(41	) (iv)	(41)

Net assets	1,653	(619)		1,034

Consideration:
Preference shares (v)				(20)
Cash				(1,014)

Goodwill				—

     The Posthouse hotel business was acquired on April 4, 2001. The consideration shown includes costs and working capital and net debt adjustments. The main fair value adjustments are:

(i)	write off of goodwill arising on a prior transaction;
(ii)	revaluation of hotels;
(iii)	reassessment of creditors including corporate tax and other acquired liabilities; and
(iv)	reassessment of the deferred taxation effect of all timing differences including those relating to fair value adjustments.
(v)	Preference shares were issued by a subsidiary undertaking.

     For the period October 1, 2000 to the date of acquisition and for its preceding financial year ended September 30, 2000, the Posthouse business generated operating profit of £40 million and £80 million respectively.

     The pro forma effect on earnings of this acquisition is not significant.

Year ended September 30, 2002

     There have been no major acquisitions or disposals in the year ended September 30, 2002.

Note 27 — Share Options

Executive Share Option Scheme

     The Six Continents Executive Share Option Scheme 1995 (the “New Scheme”) introduced in 1995, succeeded the Six Continents Executive Share Option Scheme (the “Old Scheme”). Under the terms of the New Scheme, the Remuneration Committee, consisting solely of non-executive directors, may select employees, including executive directors, of the Group, for the grant of options to acquire ordinary shares in the Company.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 27 — Share Options — (Continued)

The option price will not be less than the market value of an ordinary share, or the nominal value if higher. The market value will be the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant or such other day as the Inland Revenue may agree. The exercise of options under the New Scheme is subject to the achievement of a performance condition. The International Schedule to the New Scheme extends it to executives outside the United Kingdom. No further options may be granted under the Old Scheme.

Sharesave Scheme

     The Six Continents Sharesave Scheme 2002 (the “2002 Scheme”) was introduced in 2002 and succeeded the Six Continents Employee Savings Share Scheme 1992 (the “1992 Scheme”). The 2002 Scheme is available to all employees (including executive directors) employed by participating Group companies provided they have been employed for at least one year. The 2002 Scheme provides for the grant of options to subscribe for ordinary shares at the higher of the nominal value and not less than 80% of the average of the middle market quotations of the ordinary shares on the three dealing days preceding the date of invitation. No further options may be granted under the 1992 Scheme.

Employee Profit Share Scheme

     The Employee Profit Share Scheme (the “UK Profit Scheme”) is available to all UK employees (including executive directors) employed by participating Group companies, provided they have at least three years continuous service. The directors have discretion to offer participation in the UK Profit Scheme to non-UK employees. The board may elect to allocate a percentage of profits before tax to the UK Profit Scheme. Any such profits so allocated are used to purchase ordinary shares, which are then divided among participants in proportion to their earnings. The UK Government has decided to withdraw Profit Share Schemes and no allocations of profit under the UK Profit Scheme will be possible after 2002.

     Ordinary shares are held by the Trustees of the Irish Profit Sharing Scheme (the “Irish Profit Scheme”) on behalf of participants. Following the disposal of Bass Brewers in August 2000, the Group has no employees who are eligible to participate in the Irish Profit Scheme and no further allocations of profit will be made.

     The total number of ordinary shares which may be issued or are issuable in any ten-year period under any employee share scheme operated by the Company may not exceed 10% of the issued ordinary share capital from time to time. In addition, options may not be granted under the New Scheme in any successive period of five calendar years commencing on January 1, 1995 in excess of 5% of the ordinary share capital of the Company in issue from time to time.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 27 — Share Options — (Continued)

     Movements in the options outstanding under these schemes for the three years ended September 30, 2002 are as follows:

	Six Continents Employee Savings Share Schemes		Six Continents Executive Share Option Schemes
	No. of shares	Range of option prices	No. of shares	Range of option prices

	(000)	(pence)	(000)	(pence)

Options outstanding at October 1, 1999	9,130	367.0-886.0	9,014	469.4-1,014.5
Granted	1,791	598.0-598.0	8,083	597.0-769.5
Exercised	(2,266)	367.0-886.0	(155)	469.4-605.0
Lapsed or canceled	(1,277)	367.0-886.0	(305)	520.0-1,014.5

Options outstanding at September 30, 2000	7,378	367.0-886.0	16,637	469.4-1,014.5
Granted	1,061	626.0-626.0	4,651	723.0-723.0
Exercised	(1,345)	367.0-886.0	(375)	476.6-746.0
Lapsed or canceled	(3,021)	367.0-886.0	(267)	597.0-1,014.5

Options outstanding at September 30, 2001	4,073	400.0-886.0	20,646	469.4-1,014.5
Granted	1,883	600.0-600.0	5,308	700.0-700.4
Exercised	(285)	400.0-734.0	(198)	505.0-746.0
Lapsed or canceled	(876)	400.0-886.0	(3,109)	469.4-1,014.5

Options outstanding at September 30, 2002	4,795	470.0-886.0	22,647	505.0-1,014.5

Options exercisable:
At September 30, 2002	384	470.0-734.0	4,052	505.0-1,014.5

At September 30, 2001	300	400.0-886.0	5,790	469.5-851.5

At September 30, 2000	239	367.0-640.0	4,601	469.5-851.5

Fair value of options granted during the year ended:
September 30, 2002		122.6		160.7
September 30, 2001		165.0		142.0
September 30, 2000		153.0		95.0

     The weighted average fair values of options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 5% (2001 5%, 2000 5%) expected volatility of 26% (2001 32%, 2000 28%), risk free interest rate of 5% (2001 6%, 2000 6%) and expected life of 3 or 5 years (2001 5 years, 2000 5 years).

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 27 — Share Options — (Continued)

     Movements in the options outstanding under the option schemes for the three years ended September 30, 2002 and the related weighted average option prices are as follows:

	Six Continents Employee Savings Share Schemes		Six Continents Executive Share Option Schemes
	No. of shares	Weighted average option price	No. of shares	Weighted average option price

	(000)	(pence)	(000)	(pence)

Options outstanding at October 1, 1999	9,130	627.4	9,014	810.5
Granted	1,791	598.0	8,083	598.1
Exercised	(2,266)	452.6	(155)	527.8
Lapsed or canceled	(1,277)	724.2	(305)	736.3

Options outstanding at September 30, 2000	7,378	657.7	16,637	711.3
Granted	1,061	626.0	4,651	723.0
Exercised	(1,345)	568.7	(375)	578.3
Lapsed or canceled	(3,021)	707.6	(267)	785.6

Options outstanding at September 30, 2001	4,073	641.9	20,646	715.4
Granted	1,883	600.0	5,308	700.4
Exercised	(285)	474.7	(198)	600.3
Lapsed or canceled	(876)	673.9	(3,109)	720.5

Options outstanding at September 30, 2002	4,795	629.5	22,647	707.7

Options exercisable:
At September 30, 2002	384	665.9	4,052	848.7

At September 30, 2001	300	624.2	5,790	759.3

At September 30, 2000	239	518.2	4,601	759.3

     Summarized information about options outstanding under the share option schemes is as follows:

	Options outstanding			Options exercisable
Range of exercise prices (pence)	Number outstanding	Weighted average remaining contract life	Weighted average option price	Number exercisable	Weighted average option price

	(000)	(years)	(pence)	(000)	(pence)
Six Continents Employee Savings Share Schemes
470.0 to 508.0	35	0.0	470.0	35	470.0
508.1 to 654.0	4,162	2.9	609.4	180	640.0
654.1 to 886.0	598	1.6	779.2	168	734.0

	4,795	2.7	629.2	384	665.9

Six Continents Executive Share Option Schemes
505.0 to 605.0	7,383	7.2	594.4	329	539.2
605.1 to 851.5	14,111	7.9	741.9	2,570	813.9
851.6 to 1014.5	1,153	5.5	1,104.5	1,153	1,104.5

	22,647	7.5	707.7	4,052	848.7

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 28 — Financial Commitments

     The Group has annual commitments under operating leases which expire as follows:

	September 30
	2002		2001

	Properties	Other	Properties	Other

	(£ million)

Within one year	3	4	2	6
Between one and five years	17	9	12	7
After five years	75	—	78	—

	95	13	92	13

     Total commitments under non-cancellable operating leases at September 30, 2002 are as follows:

September 30 2002

(£ million)
Due within one year	108
One to two years	92
Two to three years	83
Three to four years	80
Four to five years	78
Thereafter	1,569

2,010

     There are a number of property and equipment leases used in the Group’s operations where, in addition to a specified minimum rental, the leases provide for contingent rentals based on percentages of revenue. The average remaining term of these leases, which generally contain renewal options, is approximately 12 years. No material restrictions or guarantees exist in the Group’s lease obligations.

Note 29 — Contracts for Expenditure on Fixed Assets

	September 30
	2002	2001

	(£ million)
Contracts placed for expenditure on fixed assets not provided for in the financial statements	314	106

Note 30 — Contingencies

     Contingent liabilities not provided for in the financial statements relate to:

	September 30
	2002	2001

	(£ million)
Guarantees	16	96
Other	—	26

	16	122

     In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. It is the view of the directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 30 — Contingencies — (Continued)

     The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

Note 31 — Companies Act 1985

     These financial statements do not comprise the Company’s “statutory accounts” within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended September 30, 2002 will be delivered to the Registrar of Companies for England and Wales in due course and statutory accounts for the years ended September 30, 2001 and 2000 have been so delivered. The auditors’ reports on such accounts were unqualified.

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles

     The Group’s financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from those generally accepted in the United States (US GAAP). The significant differences, as they apply to the Group, are summarized below.

Classification of borrowings

     Under US GAAP the amounts shown as repayable after one year for unsecured bank loans and overdrafts drawn under or supported by bank facilities with maturities of up to five years and amounting to £46 million (2001 £226 million, 2000 £61 million) would be classified as current liabilities.

Pension costs

     The Group provides for the cost of retirement benefits based upon consistent percentages of employees’ pensionable pay as recommended by independent qualified actuaries. Under US GAAP, the projected benefit obligation (pension liability) in respect of the Group’s two principal pension plans would be matched against the fair value of the plans’ assets and would be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the year.

     At September 30, 2002, the accumulated benefit obligations exceeded the fair value of the plans’ assets. In these circumstances, US GAAP requires the recognition of the difference as a balance sheet liability and the elimination of any amounts previously recognized as a prepaid pension cost. An equal amount, not exceeding the amount of unrecognized past service cost, is recognized as an intangible asset with the balance reported in other comprehensive income.

Intangible fixed assets

     Goodwill and separately identifiable intangible fixed assets arising on the acquisition of subsidiaries and associates are capitalized and amortized over their estimated useful lives. Goodwill arising on acquisitions prior to September 30, 1998 was eliminated against shareholders’ funds. Under US GAAP, all intangible fixed assets would be capitalized and amortized to the income statement over their estimated useful lives, not exceeding 40 years. Under US GAAP, goodwill arising on acquisitions after June 30, 2001 is not amortized but is subject to an annual impairment test. The reconciling adjustments to net income in respect of amortization and to shareholders’ equity in respect of intangible fixed assets relate almost entirely to Six Continents Hotels.

     Under UK GAAP, where the amount of purchase consideration is contingent on a future event, the cost of acquisition includes a reasonable estimate of the amount expected to be payable in the future. Under US GAAP, contingent consideration is not recognized until the related contingencies are resolved.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

Tangible fixed assets

     Prior to October 1, 1999, the Group’s properties were valued from time to time by professionally qualified external valuers. Book values were adjusted to accord with the valuations, except where a directors’ valuation was deemed more appropriate. Under US GAAP, revaluations would not have been permitted.

     Depreciation is based on the book value of assets, including revaluation where appropriate. Prior to October 1, 1999, freehold pubs and hotels were not depreciated under UK GAAP, as any charge would have been immaterial given that such properties were maintained, as a matter of policy, by a program of repair and maintenance such that their residual values were at least equal to their book values. Following the introduction of FRS 15, which was implemented by the Group with effect from October 1, 1999, all properties are depreciated under UK GAAP. There is now no difference between UK GAAP and US GAAP with regard to depreciation policies.

     Under UK GAAP, the impairment of tangible fixed assets is measured by reference to discounted cash flows. Under US GAAP, if the carrying value of assets is supported by undiscounted cash flows, there would be no impairment.

     The reconciling adjustment to shareholders’ funds in respect of tangible fixed assets relates primarily to Six Continents Retail.

Staff costs

     The Group charges to net income the cost of shares acquired to settle awards under certain incentive schemes. The charge is based on an apportionment of the cost of shares over the period of the scheme. Under US GAAP, these awards would be accounted for as variable plans and the charge would be based on the intrinsic value of the shares using the share price at the balance sheet date.

     A charge would also be made under US GAAP based on the intrinsic value at the date of grant of options under the Group’s Employee Savings Share Scheme and the charge would be recognized over the period of the savings contracts. Since January 24, 2002, an employer’s offer to enter into new contracts at a lower exercise price than the price under existing contracts, causes variable plan accounting to apply in respect of certain options. This could result in an additional charge for those options that qualify for variable plan accounting.

     Under US GAAP, a charge would also be made in respect of option grants under the Group’s Executive Share Option Schemes. Variable plan accounting would apply and the charge would be recognized over the period of the schemes.

Provisions

     Included in provisions for liabilities and charges are amounts which relate to the restructuring of certain of the Group’s operations. Under US GAAP, certain of these amounts would be charged to net income as incurred.

Deferred taxation

     The Group provides for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the financial statements and for tax purposes. Timing differences recognized, include accelerated capital allowances, unrelieved tax losses and short-term timing differences. Under US GAAP, deferred taxation would be computed on all differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

Fixed asset investments

     Included in investments and advances are amounts in respect of Six Continents PLC ordinary shares held by employee share trusts. Under US GAAP, these amounts would be treated as Treasury Stock and deducted from shareholders’ equity.

     Fixed asset investments are stated at cost less any provision for diminution in value. Under US GAAP, these investments are recorded at market value and unrealized gains and losses are reported in other comprehensive income.

Derivative instruments and hedging

     Under US GAAP, all derivative instruments (including those embedded in other contracts) are recognized on the balance sheet at their fair values. Changes in fair value are recognized in net income unless specific hedge criteria are met. If a derivative qualifies for hedge accounting as defined under US GAAP, changes in fair value are recognized periodically in net income or in shareholders’ equity as a component of other comprehensive income depending on whether the derivative qualifies as a fair value or cash flow hedge. Substantially all derivatives held by the Group during the year did not qualify for hedge accounting under US GAAP as the documentation supporting the hedge transaction was not sufficient to meet the standards required by FAS 133.

Proposed dividends

     Final ordinary dividends are provided for in the year in respect of which they are proposed by the Board for approval by the shareholders. Under US GAAP, dividends would not be provided for until the year in which they are declared.

Discontinued operations

     Under US GAAP, discontinued operations (which must have been previously reported business segments) would be recognized at the time management commits itself to a formal plan. Under UK GAAP, recognition does not occur unless the discontinuance has been completed before the earlier of three months after the balance sheet date or the date on which the financial statements are approved.

Exceptional items

     Certain exceptional items are shown on the face of the profit and loss account statement after operating profit. These items are mainly gains or losses on the sale of businesses and fixed assets, and the costs of fundamental reorganizations. Under US GAAP these items would be classified as operating profit or expenses.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

Net income under US GAAP

     The significant adjustments required to convert earnings available for shareholders in accordance with UK GAAP to net income in accordance with US GAAP are:

	Year ended September 30
Income	2002	2001 restated*	2000 restated*

	(£ million, except per ADS amounts)
Earnings available for shareholders in accordance with UK GAAP	457	443	1,691
Adjustments:
Pension costs	(21)	(22)	78
Amortization of intangible fixed assets	(101)	(104)	(105)
Disposal of tangible and intangible fixed assets	6	339	51
Impairment of tangible fixed assets	77	—	—
Provisions	—	(4)	(3)
Staff costs	—	(1)	(1)
Change in fair value of derivatives (iv)	79	(5)	—
Deferred taxation: on above adjustments	(4)	26	(4)
methodology	(43)	33	(13)

	(7)	262	3
Minority share of above adjustments	3	2	3

	(4)	264	6

Net income in accordance with US GAAP	453	707	1,697

Comprising:
Continuing operations	110	191	142
Discontinued operations (i): result for the period	172	491	313
surplus on disposal of Bass Brewers and other businesses	171	25	1,242

Net income	453	707	1,697

Basic net income per ordinary share and American Depositary Share (“ADS”) (ii)
Continuing operations	12.8p	22.1p	16.3p
Discontinued operations	39.7p	59.8p	178.1p

	52.5p	81.9p	194.4p

Diluted net income per ordinary share and ADS (iii)
Continuing operations	12.7p	22.0p	16.1p
Discontinued operations	39.5p	59.4p	176.9p

	52.2p	81.4p	193.0p

*	Restated:
(a) to reflect the adoption of FRS 19 under UK GAAP for 2001 and 2000 with no effect on net income reported under US GAAP; and
(b) to revise the calculations of the US GAAP adjustments in 2001 for profit on disposal of fixed assets and the change in the fair value of derivatives by £37 million (£26 million after tax) and £26 million (£18 million after tax), respectively. These restatements have reduced income from continuing operations by £18 million (2.1p per basic ordinary share and basic ADS and 2.1p per diluted ordinary share and diluted ADS) income from discontinued operations by £26 million (3.0p per basic ordinary share and basic ADS and 3.0p per diluted ordinary share and diluted ADS) and net income by £44 million (5.1p per basic ordinary share and basic ADS and 5.1p per diluted ordinary share and diluted ADS).

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

(i)	The Six Continents Retail business, which is subject to the demerger proposals (see Note 33), is a discontinued operation under US GAAP. Other discontinued businesses comprise Bass Brewers which was sold in August 2000.
(ii)	Calculated by dividing net income in accordance with US GAAP of £453 million (2001 £707 million, 2000 £1,697 million), by 863 million (2001 863 million, 2000 873 million) shares, being the weighted average number of ordinary shares in issue during the year. Each American Depositary Share represents one ordinary share.
(iii)	Calculated by adjusting basic net income in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 867 million (2001 869 million, 2000 879 million).
(iv)	Comprises net gains in the fair value of derivatives that do not qualify for hedge accounting of £75 million (2001 £12 million losses) and net gains reclassified from other comprehensive income of £4 million (2001 £7 million).

Comprehensive income

     Comprehensive income under US GAAP is as follows:

	Year ended September 30
	2002	2001 restated*	2000

	(£ million)
Net income in accordance with US GAAP	453	707	1,697
Other comprehensive income:
Minimum pension liability, net of tax of £108 million	(253)	—	—
Change in valuation of marketable securities, net of tax of nil million (2001 £9 million credit, 2000 £9 million charge)	(1)	(56)	28
Change in fair value of derivatives, net of tax of £1 million (2001 £2 million)	(3)	(5)	—
Cumulative effect on prior years of adoption of FAS 133	—	(6)	—
Currency translation differences	(107)	11	28

	(364)	(56)	56

Comprehensive income in accordance with US GAAP	89	651	1,753

*	Restated to reflect the change in the fair value of derivatives and the profit on disposal of fixed assets (see page F-60).

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

     Movements in other comprehensive income amounts (net of related tax) are as follows:

	Minimum pension liability adjustment	Change in valuation of marketable securities	Derivative financial instruments gains/ (losses) restated*	Currency translation differences*	Total

	(£ million)
At October 1, 1999	—	—	—	220	220
Movement in the year	—	28	—	28	56

At September 30, 2000	—	28	—	248	276
Effect on adoption of FAS 133	—	—	16	(22)	(6)
Movement in the year	—	(56)	(5)	11	(50)

At September 30, 2001	—	(28)	11	237	220
Movement in the year	(253)	(1)	(3)	(107)	(364)

At September 30, 2002	(253)	(29)	8	130	(144)

*	Restated to reflect the change in the fair value of derivatives (see page F-60).

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

Shareholders’ equity under US GAAP

The significant adjustments required to convert shareholders’ funds in accordance with UK GAAP to shareholders’ equity in accordance with US GAAP are:

	September 30

	2002	2001 restated*

	(£ million)
Shareholders’ funds in accordance with UK GAAP	5,366	5,185

Adjustments:
Intangible fixed assets:
Cost: goodwill	2,124	2,201
other	1,194	1,285
Accumulated amortization	(947)	(896)

	2,371	2,590
Pension intangible fixed asset	24	—

Total intangible fixed assets	2,395	2,590
Tangible fixed assets:
Cost	(956)	(1,004)
Accumulated depreciation	(133)	(211)

Total tangible fixed assets	(1,089)	(1,215)
Fixed asset investments:
Investments and advances	(60)	(61)
Current assets:
Pension prepayment	(82)	89
Derivatives	24	13
Creditors: amounts falling due within one year:
Proposed dividends	213	207
Staff costs	—	(1)
Derivatives	(3)	(4)
Creditors: amounts falling due after one year:
Borrowings	4	6
Derivatives	(41)	(20)
Other	7	—
Provisions for liabilities and charges:
Provisions	13	13
Accrued pension cost	(235)	—
Deferred taxation: on above adjustments	(206)	(330)
methodology	(214)	(171)

	726	1,116
Minority share of above adjustments	(58)	(61)

	668	1,055

Shareholders’ equity in accordance with US GAAP	6,034	6,240

*	Restated (a) to reflect the adoption of FRS 19 under UK GAAP with no net effect on shareholders’ equity reported under US GAAP and (b) to reflect the adjustments for tangible fixed assets and derivatives referred to on page F-60 which have reduced previously reported shareholders’ equity under US GAAP by £30 million.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

Additional information required by US GAAP in respect of earnings per share

     The following table sets forth the computation of basic and diluted earnings per share from continuing operations under US GAAP:

	Year ended September 30

	2002		2001		2000

	(£ million, except per share and ADS amounts)
Numerator:
Numerator for basic and diluted earnings per ordinary share and ADS — continuing activities	110		191		142

Denominator:
Denominator for basic earnings per ordinary share and ADS	863		863		873
Effect of dilutive securities:
Employee share options	4		6		6

Denominator for diluted earnings per ordinary share and ADS	867		869		879

Basic earnings per ordinary share and ADS from continuing operations	12.8	p	22.1	p	16.3	p

Diluted earnings per ordinary share and ADS from continuing operations	12.7	p	22.0	p	16.1	p

Consolidated statement of cash flows

     The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but may differ, with regard to classification of items within the statements and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

     US GAAP requires, cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows. Under UK GAAP all interest is treated as part of returns on investments and servicing of finance. Under US GAAP capital expenditure and financial investment and acquisitions are reported within investing activities.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

     The categories of cash flow activity under US GAAP can be summarized as follows:

	Year ended September 30
	2002	2001	2000

	(£ million)

Cash inflow from operating activities	535	766	819
Cash (outflow)/inflow on investing activities	(320)	(1,169)	1,190
Cash outflow from financing activities	(220)	(311)	(1,578)

(Decrease)/increase in cash and cash equivalents	(5)	(714)	431
Effect of foreign exchange rate changes	82	(12)	28
Cash and cash equivalents
At start of the fiscal year	224	950	491

At September 30	301	224	950

Additional information required by US GAAP in respect of the Group’s two principal pension plans

     The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	Year ended September 30
	2002	2001	2000

	(£ million)
Service cost	30	29	47
Interest cost	66	59	113
Actual return on plan assets	(76)	(170)	(269)
Net amortization and deferral	2	90	125
FAS 88 settlement charge related to sale of Bass Brewers	—	—	(35)

Net periodic pension cost/(credit)	22	8	(19)

     The major assumptions used in computing the pension expense were:

	Year ended September 30
	2002	2001	2000

Expected long-term rate of return on plan assets	7.0%	7.0%	6.5%
Discount rate	5.5%	6.1%	6.0%
Expected long-term rate of earnings increases	3.8%	3.9%	4.0%

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

	September 30
	2002		2001
	Six Continents Pension Plan	Six Continents Executive Pension Plan	Six Continents Pension Plan	Six Continents Executive Pension Plan

	(£ million)
Accumulated benefit obligation (all vested)	922	292	784	242

Fair value of plan assets	747	249	829	269
Projected benefit obligation	(989)	(322)	(840)	(267)

Net plan (obligation)/assets	(242)	(73)	(11)	2
Unrecognized transitional (asset)/obligation, net of amortization	(11)	2	(18)	4
Unrecognized prior service cost	19	3	21	3
Unrecognized net loss	372	81	138	—

Net amount recognized	138	13	130	9

The amounts recognized in the balance sheet consist of:
Prepaid pension cost	—	—	130	9
Accrued pension cost	(189)	(46)	—	—
Intangible asset	19	5	—	—
Other comprehensive income (before tax)	308	54	—	—

Net amount recognized	138	13	130	9

     The assets of these plans principally comprise UK and other listed equities, property investments, bank deposits and UK Government index-linked stocks.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

     The following table sets forth movements in the fair value of plan assets:

	Six Continents Pension Plan	Six Continents Executive Pension Plan

	(£ million)
At October 1, 1999	1,784	406
Contributions payable	21	9
Age-related national insurance rebates	4	—
Benefits paid	(73)	(14)
Expected return on assets	110	26
Actuarial gain on assets	37	19
Inter-Continental transfer-in	17	10
FAS 88 adjustment related to sale of Bass Brewers	(988)	(155)

At September 30, 2000	912	301
Contributions payable	17	7
Age-related national insurance rebates	3	(15)
Benefits paid	(34)	19
Expected return on assets	57	—
Actuarial loss on assets	(126)	(43)

At September 30, 2001	829	269
Contributions payable	27	13
Age-related national insurance rebates	1	—
Benefits paid	(37)	(11)
Expected return on assets	57	19
Actuarial loss on assets	(130)	(41)

At September 30, 2002	747	249

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

     The following table sets forth movements in the projected benefit obligation of the principal plans:

	Six Continents Pension Plan	Six Continents Executive Pension Plan

	(£ million)

At October 1, 1999	1,550	349
Service cost	35	12
Members contributions	8	1
Inter-Continental transfer-in	17	10
Interest expense	92	21
Benefits paid	(73)	(14)
Age-related national insurance rebates	4	—
Actuarial loss arising in the year	2	—
FAS 88 adjustment related to sale of Bass Brewers	(851)	(128)

At September 30, 2000	784	251
Service cost	20	8
Members contributions	5	1
Interest expense	45	15
Benefits paid	(34)	(15)
Age-related national insurance rebates	3	—
Actuarial loss arising in the year	17	7

At September 30, 2001	840	267
Service cost	21	9
Members contributions	6	1
Interest expense	50	16
Benefits paid	(37)	(11)
Age-related national insurance rebates	1	—
Actuarial loss arising in the year	108	40

At September 30, 2002	989	322

Additional information required by US GAAP in respect of Group’s share options

Accounting and disclosure of stock-based compensation

     FAS 123 — Accounting for Stock-Based Compensation, established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations. The Group has chosen to continue to account for such costs under APB 25. Had the Group chosen to account for such costs under FAS 123, net income for the year ended September 30, 2002 would have been £451 million (2001 £703 million, 2000 £1,693 million), basic net income per ordinary share and ADS would have been 52.3p (2001 81.5p, 2000 193.9p) and diluted net income per ordinary share and ADS would have been 52.0p (2001 80.9p, 2000 192.6p). Details of the fair values of stock awards in the year are given in Note 27. Because options vest over several years and additional options grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

Concentrations of credit risk

     Potential concentrations of credit risk to the Group consist principally of short-term cash investments, trade loans and trade debtors.

     The Group only deposits short-term cash surpluses with counterparties with an A credit rating or better, or those providing adequate security and, by policy, limits the amount of credit exposure to any one bank or institution. Trade debtors in the United Kingdom comprise a large, widespread customer base. Trade debtors in the United States are widely dispersed and include a significant amount of debtors due from Six Continents Hotels franchisees.

     At September 30, 2002, the Group did not consider there to be any significant concentration of credit risk.

Fair values of financial instruments

     The following information is presented in compliance with the requirements of US GAAP. The carrying amounts and fair values of the material financial instruments of the Group are as follows:

	September 30
	2002		2001
	Carrying amount	Fair value	Carrying amount	Fair value

	(£ million)

Assets
Cash	84	84	67	67
Current asset investments	218	222	366	366
Listed investments	147	109	155	119
Unlisted investments	102	102	111	111
Liabilities
Total borrowings
Loan capital and noncurrent bank loans	(830)	(952)	(1,269)	(1,368)
Bank loans and overdrafts	(649)	(649)	(165)	(165)
Off-balance sheet instruments
Interest rate swaps	—	(24)	—	(11)
Foreign exchange contracts	—	(1)	—	—

     The following methods and assumptions were used by the Group in establishing its fair value disclosures for financial instruments:

     Cash: the carrying amount reported in the balance sheet for cash at bank approximates to its fair value.

     Current asset investments: the carrying amount reported in the balance sheet for current asset investments approximates their fair value.

     Listed investments: these investments are valued based on market prices.

     Unlisted investments: the fair value of these investments approximates their replacement cost.

     Trade loans and advances: the fair value of these loans and advances, taking into account the related commitments to purchase Six Continents products, approximates their carrying value.

     Borrowings: the fair value of the Group’s loan capital and noncurrent bank loans (including short-term portion) are estimated using quoted prices, or where such prices are not available, discounted cash flow analyses,

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

based on available market rates of interest for similar types of arrangements and maturities. The carrying amount of the bank loans and overdrafts approximates their fair value.

     Off-balance sheet instruments: the fair value of the Group’s interest rate swaps is based on discounted cash flow analyses. The fair value of other instruments is based on contracted and relevant exchange rates.

Additional information required by US GAAP in respect of deferred taxation

     The analysis of the deferred taxation liability required by US GAAP is as follows:

	September 30
	2002	2001

	(£ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	886	871
Other temporary differences	243	277

	1,129	1,148

Deferred taxation assets:
Taxation effect of losses carried forward	(67)	(50)
Taxation effect of pension cost liability	(87)	—
Other temporary differences	(60)	(110)

	(214)	(160)

	915	988

Of which:
Current	(18)	(1)
Noncurrent	933	989

	915	988

New Accounting Standards

     FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets, both issued in June 2001, are effective for accounting periods beginning after December 15, 2001. The Company will apply Statement 142 from October 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

     Most of the Group’s goodwill and indefinite lived assets arose prior to September 30, 1998 and have been eliminated against reserves in the Group’s UK Statutory accounts. No amortization is charged in respect of these assets in the UK statutory accounts but a charge has been made to arrive at net income under US GAAP. The adoption of FAS 141 will eliminate the reconciling amortization charge in respect of goodwill and indefinite lived intangibles and will increase net income under US GAAP by approximately £55 million per annum. In the year ending September 30, 2003 the Group will test goodwill and indefinite lived intangible assets for impairment using the two step process described in Statement 142. The first step screens potential impairment, while the second measures the amount of impairment, if any. Until the impairment tests are completed it is not possible to quantify the amount of impairment, if any, that will arise on adoption.

     FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001, is effective for accounting periods beginning after December 15, 2001. FAS 144 supersedes FAS 121 and, while retaining many of the recognition and measurement provisions of FAS 121, it excludes goodwill and intangible

Back to Contents

SIX CONTINENTS PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 32 — Differences between United Kingdom and United States Generally Accepted Accounting Principles — (Continued)

assets not being amortized from its impairment provisions and it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale. FAS 144 also supersedes the provisions of APB 30 with regard to reporting the effects of a disposal of a business segment and requires expected future operating losses from discontinued operations to be reported in the periods in which the losses are incurred rather than as of the measurement date. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Group will adopt FAS 144 in the year ending September 30, 2003. As the provisions of FAS 144 are to be applied prospectively, the impact on the Group, if any, will depend upon the circumstances existing at that time.

     FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued in August 2001. FAS 146 requires recognition of a liability for a cost when the liability is incurred. FAS 146 supersedes EITF Issue No 94-3 Liability Recognition for Certain Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in restructuring) which required a liability for an exit cost to be recognized at the date of an entity’s commitment to plan. The impact on the group if any will depend upon the circumstances existing at that time.

Note 33 — Post Balance Events

     On October 1, 2002, the Board announced its intention to separate Six Continents Hotels and Soft Drinks from Six Continents Retail, and to return £700 million of capital to shareholders. These proposals are subject to shareholder and regulatory approval and are not expected to become effective before April 2003.

     On December 5, 2002, the Company announced a tender offer for the repurchase of all outstanding medium-term notes. The offer applied to the £10 million Floating Rate Notes due 2004 (the “2004 Notes”), the €25 million 4.52% Notes due 2006 (“2006 Notes”) and the £250 million 5.75% Notes due 2007 (“2007 Notes”). The Company announced on January 13, 2003 that this offer was accepted for all the 2004 Notes, all the 2006 Notes and 92.76% in principal amount of the 2007 Notes. Accordingly, all the 2004 and 2006 Notes and 92.76% of the 2007 Notes were repurchased on January 28, 2003 for an aggregate of £271 million.

     On December 5, 2002, the Company also announced its intention to repurchase the £250 million 103/8% debenture stock due 2016 (the “Stock”). At a meeting of the holders of the Stock convened on January 14, 2003, a resolution was passed approving the insertion of an option into the terms and conditions of the Stock requiring the Company to redeem the Stock no later than May 31, 2003. This enables the Company to redeem the Stock at a price corresponding to a yield of 100 basis points over the yield of UK Treasury Stock 8% due 2015. The Company gave notice to Stockholders on February 11, 2003 that it will redeem all of the Stock on February 27, 2003. The premium on redemption is currently estimated at £122 million.

Back to Contents

SIX CONTINENTS PLC

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged to costs and expenses	Exchange differences	Deductions	Balance at end of period

	(£ million)
Year ended September 30, 2002
Provisions for bad and doubtful debts (i)	41	24	1	(9)	55
Year ended September 30, 2001
Provisions for bad and doubtful debts (i)	32	16	—	(7)	41
Year ended September 30, 2000
Provisions for bad and doubtful debts (i)	35	9	3	(15)	32

(i)	Excludes provisions for bad and doubtful debts relating to trade loans and other fixed asset investments as shown in Note 17 of Notes to the Financial Statements.

SH-1

Back to Contents

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ Richard C. North

Name: Richard C. North
Title: Finance Director

Date: February 17, 2003

S-1

Back to Contents

CERTIFICATION

     I, Richard C. North, certify that:

1.	I have reviewed this annual report on Form 20-F of Six Continents PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d- 14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Richard C. North

Name: Richard C. North
Title: Finance Director

Date: February 17, 2003

C-1

Back to Contents

CERTIFICATION

I, Tim Clarke, certify that:

1.	I have reviewed this annual report on Form 20-F of Six Continents PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d- 14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 17, 2003

By:	/s/ Tim Clarke

Name: Tim Clarke
Title: Director and Chief Executive

C-2

Back to Contents

EXHIBIT INDEX

     The following exhibits are filed as part of this Annual Report:

Exhibit 1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001)

Exhibit 2(b)(i)	Instruments defining the Rights of Holders of Long-Term Debt: The total amount of long-term debt securities of the Group authorized under any individual instrument, other than the “Amended and Restated Trust Deed” dated September 21, 2000 relating to the Company’s €2,000 million Debt Issuance Program originally constituted on October 9, 1998 (incorporated by reference to Exhibit 2 to Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001), does not exceed 10% of the total assets of the Group on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request

Exhibit 4(a)(i)	Agreement dated June 14, 2000 between the Company and others and Interbrew SA and others relating to the disposal of Bass Brewers (incorporated by reference to Exhibit 4 to Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 21, 2000)

Exhibit 4(a)(ii)	£3,000,000,000 Facility Agreement dated February 3, 2003 for Six Continents PLC

Exhibit 4(c)(i)	Tim Clarke’s service contract (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001)

Exhibit 4(c)(ii)	Richard North’s service contract (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001)

Exhibit 4(c)(iii)	Thomas R Oliver’s service contract (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No.1-10409), dated December 20, 2001)

Exhibit 4(c)(iv)	Agreement, dated February 12, 2003, between Thomas R. Oliver and Six Continents Hotels Limited

Exhibit 4(c)(v)	Consultancy Agreement, dated February 12, 2003, between Thomas R. Oliver and Six Continents Hotels Limited

Exhibit 4(c)(vi)	Sir Ian Prosser’s service contract (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001)

Exhibit 8	Subsidiaries