Form 20-F
period 2003-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2004-04-08
CIK 858446

Back to Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2003

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from October 1, 2002 to December 31, 2003

Commission file number: 1-10409

InterContinental Hotels Group PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

67 Alma Road,
Windsor, Berkshire SL4 3HD
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares of £1 each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of £1 each                     739,364,254

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

Back to Contents

This page has been intentionally left blank.

Back to Contents

Back to Contents

Back to Contents

INTRODUCTION

As used in this document, except as the context otherwise requires, the terms:

•	“board” refers to the board of directors of InterContinental Hotels Group PLC or, where appropriate, the board of Six Continents PLC;

•	“Britvic” refers to Britannia Soft Drinks Limited;

•	“Company” refers to InterContinental Hotels Group PLC or Six Continents PLC or their respective board of directors as the context requires;

•	“Group” refers to InterContinental Hotels Group PLC and its subsidiaries or Six Continents PLC and its subsidiaries as the context requires;

•	“Hotels” or “IHG Hotels” refers to the hotels business of Six Continents or InterContinental Hotels Group PLC as the context requires;

•	“IHG” refers to InterContinental Hotels Group PLC or, where appropriate, its board of directors;

•	“MAB” or “Mitchells and Butlers” refers to Mitchells & Butlers plc;

•	“ordinary share” or “share” refer to the ordinary shares of 28p each of Six Continents PLC or the ordinary shares of £1 each of the Company;

•
“Separation transaction” or “Separation” refers to the transaction that separated Six Continents PLC’s hotels and soft drinks businesses from its retail business, completed on April 15, 2003. The Separation resulted in two separately listed holding companies: (i) Mitchells & Butlers plc, which is the holding company of the retail business and Standard Commercial Property Developments Limited; and (ii) InterContinental Hotels Group PLC, which is the holding company for the hotels and soft drinks businesses;

•	“Six Continents” refers to Six Continents PLC;

•	“Soft Drinks” and “Britvic Group” refer to the soft drinks business of InterContinental Hotels Group PLC, which the Company has through its controlling interest in Britvic; and

•	“VAT” refers to UK value added tax levied by HM Customs & Excise on certain goods and services.

References in this document to the “Companies Act” mean the Companies Act 1985, as amended, of Great Britain; references to the “EU” mean the European Union. References in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland.

The Company publishes its Consolidated Financial Statements expressed in UK pounds sterling. In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States (“US”) currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency. Solely for convenience, this Annual Report on Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at the rate of £1.00 = $1.78, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003. On March 26, 2004 the Noon Buying Rate was £1.00 = $1.81. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 1999 to the present, see “Item 3. Key Information – Exchange Rates”.

The Company’s fiscal year ends on December 31. This reflects a change from September 30, implemented following Separation. The December 31 fiscal year end is in line with the calendar accounting year ends of the majority of comparable US and European hotel companies. IHG will continue to report on a December 31 fiscal year end basis, as the Group believes this will facilitate more meaningful comparisons with other key participants in the industry. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the fiscal period ended December 31, 2003 are shown as 2003 and represent the

Back to Contents

15 months from October 1, 2002 to December 31, 2003, unless otherwise specified, references to the fiscal year ended September 30, 2002 are shown as 2002 and references to other fiscal years are shown in a similar manner.

The Company’s Consolidated Financial Statements are prepared on the basis of accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ from those generally accepted in the United States (“US GAAP”). The significant differences applicable to the Group are explained in Note 33 of Notes to the Financial Statements.

During 2003, the Company changed its fiscal year end to December 31 and thus its financial statements for its last fiscal period are presented for the 15 months ended December 31, 2003 as permitted by the Companies Act 1985. In accordance with the transition period reporting requirements of the US Securities and Exchange Commission, an unaudited analysis of the financial statements and notes thereto for this 15 month period showing the three month period ended December 31, 2002 and the 12 month period ended December 31, 2003 is presented in Note 32 of Notes to the Financial Statements.

IHG believes that the reporting of profit and earnings measures before exceptional items provides additional meaningful information on underlying returns and trends to shareholders. The Group’s key performance indicators used in budgets, monthly reporting, forecasts, long- term planning and incentive plans for internal financial reporting focus primarily on profit and earnings measures before exceptional items. For this purpose, exceptional items comprises operating exceptional items, in addition to those non-operating exceptional items disclosed below operating profit as required by UK GAAP. Throughout this document earnings per share is also calculated excluding the effect of all exceptional items and the related tax effect and is referred to as adjusted earnings per share.

The Company furnishes The Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Financial Statements are prepared on the basis of UK GAAP. The annual reports contain reconciliations to US GAAP of net income and shareholders’ equity. The Company also furnishes the Depositary with semi-annual reports prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”). The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to all recorded holders of ADRs notices of shareholders’ meetings received by the Depositary. The Company is not required to report quarterly financial information. However, during 2003, the Company reported interim financial information at March 31, 2003 and September 30, 2003 in accordance with the Listing Rules of the UK Listing Authority. In addition, it provided a trading update at June 30, 2003 and intends to continue to provide quarterly financial information during fiscal 2004, although it has not made any decision with respect to reporting quarterly financial information after 2004.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the board of directors of InterContinental Hotels Group PLC with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meanings. Such statements in the Form 20-F include, but are not limited to, statements under the following headings: (i) “Item 4. Information on the Company”; (ii) “Item 5. Operating and Financial Review and Prospects”; (iii) “Item 8. Financial Information”; and (iv) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Specific risks faced by the Company are described under “Item 3. Key Information – Risk Factors” commencing on page 13. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Form 20-F could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, among others, the effect of economic recession, events that adversely impact domestic or international travel, including terrorist incidents and epidemics such as Severe Acute Respiratory Syndrome (“SARS”), increased use of intermediary reservation channels, the risks involved with the Group’s reliance on brands and protection of intellectual property rights and the reliance on consumer perception of its brands, the future balance between supply and demand for the Group’s hotels, political and economic developments and currency exchange rate fluctuations (including the effect of fluctuations in the US dollar/UK pound sterling exchange rate on the Group’s revenue and

Back to Contents

on the price of Company ADSs and the US dollar value of dividends), the ability to recruit and retain key personnel, possible regulatory and legislative changes or action, the risks involved with developing and employing new technologies, the inability to sustain its organizational structure or meet cost saving strategies, the effects of being unable to make disposals of hotel assets, the risks of litigation, the Group’s ability to purchase adequate insurance, risks associated with funding the defined benefits under its pension schemes, the significant levels of indebtedness for the Group, the ability to access the capital markets for future capital needs, the availability of properties to be acquired or operated by franchisees or by the Group under management contracts, the risks of reliance on suppliers in the soft drinks business, possible contamination and the effect of adverse weather conditions on the demand in the soft drinks business.

Back to Contents

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial data set forth below for the 15 months ended December 31, 2003 and the years ended September 30, 2002, 2001, 2000 and 1999 are derived from Consolidated Financial Statements of the Group, which have been audited by its independent auditors, Ernst & Young LLP, restated where appropriate to accord with the Group’s current accounting policies and presentation. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

The selected consolidated financial data for the 12 months ended December 31, 2003 and for the three months ended December 31, 2002 are derived from the unaudited analysis of the 15 month period ended December 31, 2003 in the Consolidated Financial Statements included elsewhere in this Annual Report. See Note 32 of Notes to the Financial Statements. Segmental information has been restated for the year ended September 30, 2002 to reflect the new organizational structure of the Group following the fundamental reorganization of the Hotels business (see “Organization Review” on page 29). It has not been practicable to restate segmental information for the year ended September 30, 2001.

The Group prepares its Consolidated Financial Statements in accordance with UK GAAP which differ in certain respects from US GAAP. The US GAAP selected financial data as of and for the years ended September 30, 2002, 2001, 2000 and 1999 have been restated for the effects of an under provision for deferred taxation with a consequential change to goodwill arising on acquisitions of £145 million, identified in fiscal 2003, following a review of historical tax basis and unrealized gains in respect of the Group’s properties. The overall effect on deferred tax was an underprovision of £53 million for the year ended September 30, 2002 (2001: £3 million, 2000: £30 million, 1999: £30 million). A description of the significant differences and reconciliations of net income and shareholders’ equity are set forth in Note 33 of Notes to the Financial Statements.

Back to Contents

Consolidated Profit and Loss Account Data

	15 months ended December 31 (1)		12 months ended December 31	Three months ended December 31	Year ended September 30 (1)

	2003 (2)	2003	2003	2002	2002	2001	2000	1999

	$	£	£	£	£	£	£	£
	(In millions, except per share and ADS amounts)
Amounts in accordance with UK GAAP (3)
Turnover:
Continuing operations	4,788	2,690	2,161	529	2,134	2,473	2,092	1,675
Discontinued operations	1,412	793	451	342	1,481	1,560	3,066	3,011

	6,200	3,483	2,612	871	3,615	4,033	5,158	4,686

Total operating profit before operating exceptional items:
Continuing operations	616	346	286	60	329	486	428	365
Discontinued operations	244	137	85	52	289	306	477	459

	860	483	371	112	618	792	905	824

Operating exceptional items:
Continuing operations	(91)	(51)	(51)	—	(77)	(43)	—	—

	(91)	(51)	(51)	—	(77)	(43)	—	—

Total operating profit:
Continuing operations	525	295	235	60	252	443	428	365
Discontinued operations	244	137	85	52	289	306	477	459

	769	432	320	112	541	749	905	824

Non-operating exceptional items:
Continuing operations	(303)	(170)	(167)	(3)	(2)	(2)	2	(112)
Discontinued operations	(76)	(43)	(43)	—	55	2	1,294	—

	(379)	(213)	(210)	(3)	53	—	1,296	(112)

Profit on ordinary activities before interest	390	219	110	109	594	749	2,201	712
Interest receivable	185	104	77	27	116	165	57	48
Interest payable and similar charges	(269)	(151)	(112)	(39)	(176)	(224)	(209)	(188)
Premium on early settlement of debt	(242)	(136)	(136)	—	—	—	—	—

Profit before taxation	64	36	(61)	97	534	690	2,049	572
Taxation	30	17	46	(29)	(52)	(223)	(342)	(190)
Minority equity interests	(60)	(34)	(30)	(4)	(25)	(24)	(16)	(8)

Earnings	34	19	(45)	64	457	443	1,691	374

Per ordinary share:
Basic	4.6¢	2.6p	(6.1)p	8.7p	62.5p	60.6p	228.5p	55.3p
Diluted	4.6¢	2.6p	(6.1)p	8.7p	62.3p	60.2p	227.0p	54.9p
Adjusted: pre-FRS 15 (4)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	71.7p
post-FRS 15 (4)	86.2¢	48.4p	39.3p	9.1p	51.4p	66.6p	68.8p	66.6p

Dividends (5)	37.7¢	21.2p	21.2p	—	41.7p	40.5p	39.3p	38.1p

See page 11 for footnotes.

Back to Contents

Consolidated Profit and Loss Account Data

	15 months ended December 31 (1)				12 months ended December 31		Three months ended December 31		Year ended September 30 (1)

	2003 (2)		2003		2003		2002		2002		2001		2000		1999

	$		£		£		£		£		£		£		£
	(In millions, except per share and ADS amounts)
Amounts in accordance with US GAAP (6)
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations before effect of restatement	51		29		(1)		30		110		191		142		(28)
Effect of restatement for the period	—		—		—		—		56		—		—		—

Continuing operations as restated	51		29		(1)		30		166		191		142		(28)
Income from discontinued operations before effect of restatement	107		60		30		30		172		491		313		303
Effect of restatement for the period	—		—		—		—		(10)		(31)		142		—

Income from discontinued operations as restated	107		60		30		30		162		460		455		303
Surplus on disposal	—		—		—		—		171		25		1,242		—

Total discontinued operations as restated	107		60		30		30		333		485		1,697		303
Cumulative effect on prior years of adoption of FAS 142	(1,267)		(712)		—		(712)		—		—		—		—

Net (loss)/income	(1,109)		(623)		29		(652)		499		676		1,839		275

Per ordinary share and American Depositary Share (7) Basic
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations before effect of restatement	7.0	¢	4.0	p	(0.1	)p	4.1	p	15.0	p	26.1	p	19.2	p	(4.3	)p
Effect of restatement for the period	—		—		—		—		7.7	p	—		—		—

Continuing operations as restated	7.0	¢	4.0	p	(0.1	)p	4.1	p	22.7	p	26.1	p	19.2	p	(4.3	)p
Discontinued operations before effect of restatement	14.6	¢	8.2	p	4.1	p	4.1	p	46.9	p	70.6	p	210.1	p	45.0	p
Effect of restatement for the period	—		—		—		—		(1.3	)p	(4.3	)p	19.2	p	—

Total discontinued operations as restated	14.6	¢	8.2	p	4.1	p	4.1	p	45.6	p	66.3	p	229.3	p	45.0	p
Cumulative effect on prior years of adoption of FAS 142	(172.9)	¢	(97.1	)p	—		(97.1	)p	—		—		—		—

Net (loss)/income	(151.3)	¢	(84.9	)p	4.0	p	(88.9	)p	68.3	p	92.4	p	248.5	p	40.7	p

Diluted
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations before effect of restatement	7.0¢		4.0	p	(0.1	)p	4.1	p	14.9	p	26.0	p	19.1	p	(4.3	)p
Effect of restatement for the period	—		—		—		—		7.7	p	—		—		—

Continuing operations as restated	7.0¢		4.0	p	(0.1	)p	4.1	p	22.6	p	26.0	p	19.1	p	(4.3	)p
Discontinued operations before effect of restatement	14.6¢		8.2	p	4.1	p	4.1	p	46.7	p	70.2	p	208.7	p	44.6	p
Effect of restatement for the period	—		—		—		—		(1.3	)p	(4.3	)p	19.1	p	—

Total discontinued operations as restated	14.6¢		8.2	p	4.1	p	4.1	p	45.4	p	65.9	p	227.8	p	44.6	p
Cumulative effect on prior years of adoption of FAS 142	(172.9)¢		(97.1	)p	—		(97.1	)p	—		—		—		—

Net (loss)/income	(151.3)¢		(84.9	)p	4.0	p	(88.9	)p	68.0	p	91.9	p	246.9	p	40.3	p

Footnotes on the following page.

Back to Contents

Consolidated Balance Sheet Data

	December 31		September 30
	2003 (2)	2003	2002	2001	2000	1999

	$	£	£	£	£	£
	(In millions)
Amounts in accordance with UK GAAP (restated) (3)
Intangible assets	281	158	173	174	189	13
Tangible assets	7,033	3,951	7,641	7,558	6,683	5,794
Investments	306	172	218	234	217	505
Current assets	1,778	999	1,022	1,107	1,684	1,405
Total assets	9,398	5,280	9,054	9,073	8,773	7,717

Current liabilities (8)	1,931	1,085	2,273	2,009	1,604	1,803
Long-term debt (8)	1,759	988	631	1,019	1,213	2,101
Share capital	1,315	739	734	734	745	694
Shareholders’ funds	4,546	2,554	5,335	5,153	5,099	3,053

Amounts in accordance with US GAAP (restated) (6)
Intangible assets	2,825	1,587	2,702	2,902	2,960	2,594
Tangible assets	6,970	3,916	6,552	6,343	5,130	4,211
Investments	310	174	189	205	254	505
Current assets	1,741	978	983	1,209	1,796	1,438
Total assets	11,846	6,655	10,426	10,659	10,140	8,748

Current liabilities (8)	2,663	1,496	2,109	2,033	1,461	2,595
Long-term debt (8)	931	523	622	779	1,152	1,111
Redeemable preference share capital	—	—	—	—	—	18
Share capital	1,315	739	243	242	246	223
Shareholders’ equity	6,016	3,380	6,221	6,381	6,147	3,755

(1)
Other than the results for fiscal 1999 which include 53 weeks’ trading (Hotels 12 months), all other fiscal years include 52 weeks’ trading (Hotels 12 months). Fiscal 2003 reflects 15 months’ trading (Soft Drinks 64 weeks).

(2)	US dollar amounts have been translated at the Noon Buying Rate on December 31, 2003 of £1.00 = $1.78 solely for convenience.
(3)
Fiscal 2002, 2001, 2000, and 1999 amounts have been restated on the adoption of UITF 38 and the reclassification of pension balances within provisions in fiscal 2002 and 2001 (see Note 1 of Notes to the Financial Statements).

(4)	Adjusted earnings per share are disclosed in order to show performance undistorted by exceptional items or, in respect of Financial Reporting Standard 15, the impact of adopting this Standard.
(5)	Dividend per share amounts have been restated to reflect the Separation.
(6)
US GAAP amounts for fiscal 2002, 2001, 2000 and 1999 have been restated to reflect adjustments to goodwill and deferred taxation following a review of historical tax basis and unrealized gains in respect of the Group’s properties (see Note 33 of Notes to the Financial Statements).

(7)	Each American Depositary Share represents one ordinary share.
(8)	Long-term debt under UK GAAP includes amounts supported by long-term facilities, which are classified as current liabilities under US GAAP.

Back to Contents

Dividends

Six Continents PLC paid an interim dividend of 6.6p per ordinary share on April 9, 2003 for the period prior to the Separation.

Following Separation, InterContinental Hotels Group PLC paid an interim dividend of 4.05p per share on October 14, 2003. The IHG board has proposed a final dividend of 9.45p per share, payable on June 7, 2004, if approved by shareholders at the Annual General Meeting to be held on June 1, 2004, bringing the total IHG dividend for the 12 months ended December 31, 2003 to 13.50p per share.

IHG has adopted a progressive dividend policy that it believes is appropriate to the strategies of the Group and that seeks to build dividends in real terms from the base of 13.50p and to build cover over time. However, the payment of any further dividends will depend upon the earnings and financial condition of InterContinental Hotels Group PLC.

The table below sets forth the amounts of interim, final and total dividends on each ordinary share in respect of each fiscal year indicated. Comparative dividends per share have been restated using the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC and Six Continents PLC, adjusted to equivalent shares of InterContinental Hotels Group PLC. For the purposes of showing the dollar amounts per ADS, such amounts are before deduction of UK withholding tax (as described under “Item 10. Additional Information — Taxation”) and are translated into US dollars per ADS at the Noon Buying Rate on each of the respective UK payment dates. However, dividends paid in US dollars by the Depositary may be based on a market exchange rate other than the Noon Buying Rate.

	Pence per ordinary share			$ per ADS
	Interim	Final	Total	Interim	Final		Total
Year ended September 30
1999 (1)	11.56	26.55	38.11	0.188	0.427		0.615
2000 (1)	11.92	27.37	39.29	0.178	0.402		0.580
2001 (1)	12.27	28.20	40.47	0.177	0.406		0.583
2002 (1)	12.58	29.14	41.72	0.205	0.474		0.679

Period ended December 31, 2003
Six Continents (1)	7.65	—	7.65	0.119	—		0.119
IHG	4.05	9.45	13.50	0.068	0.171	(2)	0.239

(1)	Restated to reflect an equivalent number of shares in InterContinental Hotels Group PLC.
(2)	The 2003 final dividend has been translated at the Noon Buying Rate on March 26, 2004 of £1.00=$1.81.

Dividends will be paid in pounds sterling and exchange rate fluctuations will affect the US dollar amount received by holders of ADRs on conversion of such dividends. Moreover, fluctuations in the exchange rates between pounds sterling and the US dollar will affect the dollar equivalent of the pounds sterling price of the ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of ADSs which are evidenced by ADRs in the United States.

Back to Contents

Exchange Rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rate for pounds sterling, based on the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00. The exchange rate on March 26, 2004 was £1.00 = $1.81.

Month	Month’s Highest Exchange Rate	Month’s Lowest Exchange Rate

September 2003	1.66	1.57
October 2003	1.70	1.66
November 2003	1.72	1.67
December 2003	1.78	1.72
January 2004	1.85	1.79
February 2004	1.90	1.82
March 2004 (through March 26, 2004)	1.87	1.79

Year ended September 30	Period End	Average Rate (1)	High	Low

1999	1.65	1.63	1.72	1.55
2000	1.48	1.55	1.68	1.40
2001	1.47	1.44	1.50	1.37
2002	1.57	1.48	1.58	1.41
Period ended December 31

2003	1.78	1.63	1.78	1.54

(1)	The average of the Noon Buying Rate on the last day of each full month during the period.

A significant portion of the Group’s assets, liabilities and revenues are denominated in currencies other than pounds sterling, principally the US dollar and euro. For a discussion of the impact of exchange rate movements, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

RISK FACTORS

This section describes some of the risks that could materially affect the Group’s businesses. The factors below should be considered in connection with any forward looking statements in this Form 20-F and the cautionary statements contained on page 6.

The risks below are not the only ones that the Group faces. Some risks are not yet known to IHG and some that IHG does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s businesses, turnover, operating profit, earnings, net assets and liquidity and capital resources.

The Group is exposed to the risks of economic recession

The Group is exposed to the risks of either a global economic recession or a recession in one or more of its key markets that could lower revenues and reduce income. A recession would adversely affect room rates and/or occupancy levels and other income generating activities resulting in deterioration of results of operations and potentially affecting the value of properties in affected economies.

The Group is exposed to the risk of events that adversely impact domestic or international travel

The Group’s room rates and occupancy levels could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, epidemics, travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters resulting in reduced worldwide travel or other local factors impacting individual hotels.

In fiscal 2003, the outbreak of SARS dramatically reduced travel to Toronto, Hong Kong, Singapore, China and to other destinations in Asia. If the apparently successful efforts to control the disease are not maintained and the disease reappears or spreads beyond previously affected areas to other markets, particularly in the United States or Europe, the resulting decline in travel could have an adverse impact on the Group’s business,

Back to Contents

financial condition and results of operations. Additionally, future epidemics such as the SARS epidemic could materially harm the Group’s future financial results.

Terrorist incidents such as the events of September 11, 2001, and the bombings in Bali in October 2002 and the war in Iraq in 2003 have significantly affected international travel and consequently global demand for hotel rooms. Further incidents or uncertainties in this area may have an adverse impact on the Group’s operations and financial results.

The Group is exposed to the risk of increased use of intermediaries’ reservation channels

The value of the Group’s brands is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservation system. In recent years there have been very rapid changes in the ability to choose and book hotel rooms, partly driven by the internet, with the emergence of intermediaries which market hotel rooms in such a way that there is the risk of commoditization of hotel rooms. Some of the emerging business models and intermediaries could have a significant impact on the ability of the Group to continue to drive reservations, and hence have an impact on the value of the Group’s brands. Additionally, these channels, including off-line intermediaries and travel agents, are becoming more consolidated which may lead to higher costs of distribution for the Group, for example by intermediaries being able to demand higher commissions. Although the Group is actively taking steps to adapt to the changing environment (by developing competitive internet reservation systems for its own benefit), because of the very high pace of change in this area there is a risk that the Group will not adapt quickly enough.

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights

An event that were to materially damage the reputation of one or more of the Group’s brands and/or failure to sustain the appeal of the Group’s brands to its customers could have an adverse impact on the value of that brand and subsequent revenues from that brand or business. Given the importance of brand recognition to the Group’s businesses, the Group has invested considerable effort in protecting its intellectual property, including by registration of trademarks and domain names. If the Group is unable to protect its intellectual property, any infringement or misappropriation could materially harm its future financial results and ability to develop its businesses.

The Group is exposed to the risks of the hotel industry supply and demand cycle

The Group’s future operating results could be adversely affected by industry over-capacity (by number of rooms) and weak demand. Reductions in room rates and occupancy levels would adversely impact the Group’s results of operations.

The Group may not be able to increase or maintain the number of its properties operated by its franchisees or pursuant to its management contracts

Competition may generally reduce the number of suitable management, franchise and investment opportunities offered to the Group, and increase the bargaining power of property owners seeking to engage a manager or become a franchisee. There can be no assurance that the Group will be able to identify, retain or add franchisees to the Group system or to secure management contracts. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group. Changes in legislation or regulatory changes may be implemented that have the effect of favoring franchisees relative to brand owners.

The Group is exposed to political and economic developments and currency exchange rate fluctuations

Global political and economic developments and currency exchange rate fluctuations may impact results of operations. In addition, local economic factors such as local interest rates, risks of hyper-inflation or deflation and political developments in some countries could adversely impact the Group’s results of operations. Political or economic factors could effectively prevent the Group from receiving profits from, or from selling its investments in, certain countries. In addition, fluctuations in currency exchange rates between the UK pound sterling, the currency in which the Group reports its financial statements, and the US dollar and other currencies in which the Group’s international operations or investments do business, could adversely affect the Group’s reported earnings and the value of its businesses. Fluctuations of this type have been experienced recently with the significant strengthening of the pound against the dollar.

Back to Contents

The Group is dependent upon recruiting and retaining key personnel and developing their skills

In order to develop, support and market its products, the Group must hire and retain highly skilled employees with particular expertise. The implementation of the Group’s strategic business plans could be undermined by failure to recruit or retain key personnel, the unexpected loss of key senior employees, failures in the Group’s succession planning and incentivization plans, or a failure to invest in the development of key skills. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

The Group is exposed to changes in consumer perception and preference adversely affecting its brands

The Group’s range of brands and relevance to the sectors of the markets in which it operates may be adversely affected by changes in taste, commoditization (whereby the price and quality of hotel rooms become relatively more important than brand identifications) or other factors affecting consumers’ willingness to purchase goods or services, including any factor which adversely affects the reputation of those brands.

The Group is exposed to regulatory action

Both in the United Kingdom and internationally, the Group’s operations are subject to regulation, and further changes in regulation could adversely affect results of operations. Examples of such regulatory changes could include:

•	Further employment legislation which could impact labor costs such as minimum wage and maximum working hours, overtime, working conditions, recruiting and terminating employees and work permits.

•	Changes in tax legislation and practice.

•
Future legislation or regulation or different enforcement of current legislation or regulations, particularly in the areas of competition law, consumer protection, nondiscrimination, franchise and environmental law could adversely affect the Group’s operations. The Group’s operations are exposed to governmental actions in almost 100 countries and territories. The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, diversity and access for the disabled, construction and environmental concerns. Compliance with these laws could reduce revenues and profits of properties owned or managed by the Group. The Group and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, such as health and liquor license laws. Additionally, the success of the Group’s strategy in relation to the expansion of its existing properties may be dependent upon obtaining necessary building permits or zoning variances from local authorities. The Group is also subject to foreign and US federal, state and local laws and regulations relating to the environment and the handling of hazardous substances which may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before the Group acquired it.

•	Adverse regulatory developments could limit or prevent the Group receiving profits from, or limit its ability to sell, the properties affected by the regulatory change.

The Group is exposed to certain risks in relation to technology

A failure by the Group to take advantage of new technology and developments could put the Group at a competitive disadvantage in the field of e-commerce and business-to-business hospitality or supplier procurement or any other aspect of the Group businesses dependent upon its technology infrastructure. The Group may have to make substantial additional investments in new technologies to remain competitive. The technologies that the Group chooses may not prove to be commercially successful or the information technology strategy employed may not be sufficiently aligned or responsive to changes in business strategy. As a result, the Group could lose customers, fail to attract new customers or incur substantial costs in order to maintain its customer base or face other losses. Additionally, failure to develop an appropriate e- commerce strategy and select the right partners could erode the Group’s market share.

The Group is reliant upon its HolidexPlus reservation system which is an electronic booking and delivery channel directly linked to travel agents, hotels and internet networks. Inadequate disaster recovery arrangements leading to loss of key communications linkages, particularly in relation to HolidexPlus and other key parts of the IT infrastructure for a prolonged period, or permanently, may result in significant business interruption and subsequent impact on revenues.

<<<

Back to Contents

The Group may be unable to sustain the new organizational structure or meet cost-saving strategies on an ongoing basis

The Group has implemented a new organizational structure and certain cost-saving strategies relating to its non-hotel cost base. There is no assurance that the organizational structure will remain appropriate or that annualized cost-savings will be realized, which could adversely affect the financial performance of the Group.

The Group may be unable to make disposals of hotel assets

The Group has stated its intention to dispose of assets that do not have strategic value, either with or without brand representation. If a disposal is appropriate, there can be no assurance that the Group will be able to complete any such selected disposals on commercially reasonable terms, or at all.

The Group is exposed to the risk of litigation

The Group could be at risk of litigation from its guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of hotels managed by it for breach of its contractual or other duties. Claims filed in the United States may include requests for punitive damages as well as compensatory damages.

Exposure to litigation may affect the Group’s reputation even though the monetary consequences are not significant.

The Group may face difficulties insuring its businesses

Historically, the Group has maintained insurance at levels determined by it to be appropriate in light of the cost of cover and the risk profiles of the businesses in which it operates. Following the effects of the September 11, 2001 terrorist attacks and subsequent events, many companies faced increased premiums for reduced cover as the insurance market hardened. A repeat of incidents of this nature may result in the Group experiencing significant increases in the cost of insuring its business at an acceptable level, or in the Group being unable to obtain cover for certain risks at a realistic price.

The Group is exposed to funding risks in relation to the defined benefits under its pension plans

The Group is required by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for the members of its pension plans who are entitled to defined benefits. In addition, if any plan of the Group is wound up, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of these defined benefits to a level which is higher than this minimum. The contributions payable by the Group must be set with a view to making prudent provision for the benefits accruing under the plans of the Group.

Some of the issues which could adversely affect the funding of these defined benefits (and materially affect the Group’s funding obligations) are: (i) poor investment performance of pension fund investments; (ii) long life expectancy (which will make pensions payable for longer and therefore more expensive to provide); (iii) adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company; and (iv) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group’s past contributions were assessed.

The Group’s indebtedness could adversely affect its financial position

The Group has put in place borrowing facilities to meet its expected capital resource requirements. The Group’s ability to borrow under these and any other additional facilities which it might seek to establish will require that the Group be able to comply with certain financial and other covenants contained in the relevant facility documentation. If the Group’s revenues, cash flow or credit ratings do not meet expectations, the Group may lose its ability to borrow money or to do so on terms it considers to be favorable. Conditions in the capital markets will also affect the Group’s ability to borrow funds or to raise equity financing, as well as the terms it may obtain. All of these factors could also make it difficult or impossible for the Group otherwise to raise capital needed to pursue its strategy.

The Group cannot assure investors that it will be able to arrange any additional financing or refinancing needed to fund its capital resource requirements on acceptable terms, or at all.

If the Group’s levels of debt increase substantially, its business may not be able to generate sufficient cash flow to service its debt and/or continue its investment program.

Back to Contents

The Group may experience a lack of selected acquisition opportunities

While the Group’s strategy is to extend the hotel network through activities that do not involve significant capital, in some cases the Group may consider it appropriate to acquire new land or locations for the development of new hotels. If the availability of suitable sites becomes limited, this could adversely affect its results of operations.

Additional Risks Relating to Soft Drinks

The Britvic Group is reliant upon certain suppliers

The Britvic Group is reliant upon fruit juice concentrates, sugar and other fruit juice raw materials as necessary ingredients for many of its products, as well as packaging and containers such as cans and Polyethylene Trephthalate (PET) bottles. In the event the Britvic Group is unable to obtain an adequate supply of these raw materials or packaging or fails to negotiate the purchase of these materials on a reasonable commercial basis, this could have a significant adverse impact on the Britvic Group’s financial operations.

The Britvic Group is exposed to risks related to possible product contamination

The Britvic Group, like all beverage producers, has been and will continue to be vulnerable to accidental or malicious contamination of its products or base raw materials. Any such contamination could result in recall of the Britvic Group’s products, the Britvic Group being unable to sell its products, damage to brand image and/or civil or criminal liability, which could have a material adverse effect on the Britvic Group’s operations and financial performance.

The Britvic Group is exposed to significant competition

The Britvic Group operates in a highly competitive market sector in which large competitors are active.

A change in the level of marketing undertaken by competitors or in their pricing policies, the growth or strengthening of existing retailers of beverage products, the introduction of new competing brands or products or increased purchasing power pressure from customers could have a material adverse effect on the Britvic Group’s operations and financial performance. Conversely, competition law may regulate the Company’s ability to participate in industry consolidation at a strategic level.

Adverse weather conditions could reduce demand for the Britvic Group’s products

Demand for the Britvic Group’s products may be affected by weather conditions, especially in the summer months, when unseasonably cool or wet weather can affect sales volumes and therefore the results of the Britvic Group’s operations for the year.

ITEM 4. INFORMATION ON THE COMPANY

SUMMARY

Group Overview

Group companies operate in two core business areas: hotels and resorts, with worldwide interests through ownership, leasing, management and franchising, and soft drink manufacture in the United Kingdom.

On March 22, 2004, InterContinental Hotels Group PLC had a market capitalization of £3.6 billion, and was included in the list of FTSE 100 companies. Following the Separation in April 2003, InterContinental Hotels Group PLC became the holding company for the Group of which Six Continents PLC is the principal subsidiary company. Six Continents PLC was formed in 1967.

The Company’s corporate headquarters are in the United Kingdom, and the registered address is:

InterContinental Hotels Group PLC
67 Alma Road
Windsor
Berkshire SL4 3HD
Tel: +44 (0) 1753 410 100
Internet address: www.ihgplc.com

Back to Contents

InterContinental Hotels Group PLC was incorporated in Great Britain on October 2, 2002 and registered in, and operates under, the laws of England and Wales. Operations undertaken in countries other than England and Wales are under the laws of those countries in which they reside.

Group History and Recent Developments

The Group, formerly known as Bass, and more recently, Six Continents, was historically a conglomerate operating, among other things, as a brewer, soft drinks manufacturer, hotelier, leisure operator, and restaurant, pub and bar owner. In the last several years, the Group underwent a major transformation in its operations and organization, as a result of the Separation and a number of significant disposals during this period, narrowing the scope of its business.

On August 22, 2000, Six Continents completed the sale of its brewing business to Interbrew S.A. (“Interbrew”) of Belgium for £2.3 billion.

In February 2001, the Group sold an estate of 988 smaller unbranded pub sites with limited growth potential to Nomura International PLC (“Nomura”) for £625 million.

On March 3, 2003 Capital Management and Investment PLC (“CMI”) announced an unsolicited unilateral securities exchange offer for Six Continents PLC, which was firmly rejected by the board. At an Extraordinary General Meeting held on March 12, 2003 shareholders voted in favor of proceeding with the proposed Separation of Six Continents, immediately following which CMI’s bid lapsed.

On April 15, 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new listed groups, InterContinental Hotels Group PLC comprising the Hotels and Soft Drinks businesses and Mitchells & Butlers plc comprising the Retail and Standard Commercial Property Developments businesses (see page F-8 for the mechanics of the Separation).

Acquisitions, Dispositions and Capital Expenditure

Since the Separation, the Group has entered into the following significant acquisition and disposal transactions:

On July 1, 2003, the Group completed the sale of a 16 property Staybridge Suites portfolio to Hospitality Properties Trust (“HPT”) for $185 million. The Group entered into a contract with HPT for the ongoing management of these hotels. In September 2003, HPT converted 14 other suite hotels to the Staybridge Suites brand under IHG management.

On September 9, 2003, the Group completed the sale of the London May Fair Hotel Limited (the holding company for the InterContinental London May Fair) to Radisson Edwardian for £115 million.

In October 2003, the Group announced the acquisition of the Candlewood Suites brand in the United States from Candlewood Hotel Corporation for a consideration of $15 million and an agreement to enter into a management contract with HPT to manage 76 Candlewood Suites properties. The transaction concluded on December 31, 2003.

On February 24, 2004, the Group sold its share of Midland Hotel and Conference Centre Limited (the holding company for the Crowne Plaza The Midland in Manchester) to Quintessential Hotels Limited for £20 million.

On March 15, 2004, the Group announced that it had entered into an agreement to sell the InterContinental Central Park South in New York City to Anbau Enterprises Inc. for $63.5 million, with an expected completion date in April 2004.

The Group’s continuing operations have invested cash capital expenditure, including for major refurbishments, of £288 million, £396 million and £621 million in fiscal 2003, 2002 and 2001, respectively. Capital expenditure was significantly higher in 2001 due to acquisitions completed in that year.

Material acquisitions and dispositions relating to IHG Hotels are described below under — “Hotels — History”.

Back to Contents

Hotels

Hotels owns, manages, leases or franchises a number of hotel brands including InterContinental, Crowne Plaza, Holiday Inn, Staybridge Suites, Candlewood Suites and Holiday Inn Express (or Express by Holiday Inn outside of the Americas) (“Express”), which at December 31, 2003 comprised 3,520 hotels with 536,318 guest rooms in nearly 100 countries and territories.

Soft Drinks

IHG has a controlling interest in and manages Britvic, the second largest soft drinks manufacturer (measured by volume) in the United Kingdom. Britvic owns an extensive portfolio of soft drinks brands that include Tango and Robinsons. It also produces Pepsi Beverages International (“PBI”) products under license. The Group, and other shareholders in the Britvic business (Allied Domecq, Whitbread and PepsiCo) have agreed, subject, inter alia, to market conditions, to consider an initial public offering of Britvic between January 1, 2005 and December 31, 2008.

SEGMENTAL INFORMATION

Geographic Segmentation

The following table shows turnover and operating profit in pounds sterling by geographical area and the percentage of each geographical area, for the following periods: 15 months ended December 31, 2003 including unaudited information for the three months ended December 31, 2002 and 12 months ended December 31, 2003, the years ended September 30, 2002 and 2001.

Amounts in accordance with UK GAAP

15 months ended December 31,	12 months ended December 31,	Three months ended December 31,	Year ended September 30			15 months ended December 31,	12 months ended December 31,	Three months ended December 31,	Year ended September 30
2003	2003	2002	2002	2001		2003	2003	2002	2002	2001

%						(£ million)
					Turnover by Geographical Area (1) (3)
61.2	58.7	68.7	68.9	60.7	United Kingdom	2,131	1,533	598	2,491	2,446
14.6	15.7	10.9	11.4	10.9	Rest of Europe, the Middle East and Africa	506	411	95	411	441
16.4	17.4	13.4	13.2	22.5	United States	571	454	117	476	908
3.6	3.8	3.1	3.0	3.4	Rest of Americas	127	100	27	108	137
4.2	4.4	3.9	3.5	2.5	Asia Pacific	148	114	34	129	101

100.0	100.0	100.0	100.0	100.0		3,483	2,612	871	3,615	4,033

					Operating Profit before Exceptional Items by Geographical Area (1) (2)
55.3	53.1	62.5	64.2	54.4	United Kingdom	267	197	70	397	431
7.9	8.1	7.1	9.7	14.6	Rest of Europe, the Middle East and Africa	38	30	8	60	116
25.7	28.8	15.2	18.5	24.0	United States	124	107	17	114	190
6.8	7.0	6.3	4.2	5.1	Rest of Americas	33	26	7	26	40
4.3	3.0	8.9	3.4	1.9	Asia Pacific	21	11	10	21	15

100.0	100.0	100.0	100.0	100.0		483	371	112	618	792

(1)
The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rates are fiscal 2003: £1=$1.62 (2002: £1=$1.48; 2001: £1=$1.44).

(2)
Operating profit before exceptional items does not include operating and non-operating exceptional items for all periods presented. Operating exceptional items by region are United Kingdom (2003: 15 months £17 million, 12 months £17 million, 3 months £nil million; 2002: £24 million; 2001: £19 million), Rest of Europe, the Middle East and Africa (2003: 15 months £24 million, 12 months £24 million, 3 months £nil million; 2002: £nil million; 2001: £nil million) the United States (2003: 15 months £9 million, 12 months £9 million, 3 months £nil million; 2002: £39 million; 2001: £24 million) and Asia Pacific (2003: 15 months £1 million, 12 months £1 million, 3 months £nil million; 2002: £14 million; 2001: £nil million).

(3)	Amounts are reported by origin. See Note 2 of Notes to the Financial Statements for details by destination, for which the amounts are not significantly different.

Back to Contents

Activity Segmentation

The following table shows turnover and operating profit in pounds sterling by activity and the percentage contribution of each activity for the following periods: 15 months ended December 31, 2003 (including unaudited information for the three months ended December 31, 2002 and 12 months ended December 31, 2003) and the year ended September 30, 2002. Segmental information has been restated for the year ended September 30, 2002 to reflect the new structure of the organization following the fundamental reorganization of the Hotels business (see “Organization Review” on page 29).

Amounts in accordance with UK GAAP

15 months ended December 31,	12 months ended December 31,	Three months ended December 31,	Year ended September 30,		15 months ended December 31,	12 months ended December 31,	Three months ended December 31,	Year ended September 30,
2003	2003	2002	2002		2003	2003	2002	2002

%				Turnover by Activity (1)	(£ million)

24.6	24.3	25.7	26.7	Americas	661	525	136	570
37.5	37.3	38.4	37.2	EMEA	1,010	807	203	794
5.5	5.3	6.4	6.0	Asia Pacific	148	114	34	128
1.9	1.9	1.9	1.9	Central (3)	51	41	10	40

69.5	68.8	72.4	71.8	Hotels	1,870	1,487	383	1,532
30.5	31.2	27.6	28.2	Soft Drinks	820	674	146	602

100.0	100.0	100.0	100.0	Continuing operations	2,690	2,161	529	2,134
				Discontinued operations	793	451	342	1,481

					3,483	2,612	871	3,615

				Operating Profit before Exceptional Items by Activity (1) (2)
56.3	56.3	56.6	52.6	Americas	195	161	34	173
32.9	32.2	36.7	38.0	EMEA	114	92	22	125
6.4	4.2	16.7	7.0	Asia Pacific	22	12	10	23
(23.1)	(21.7)	(30.0)	(16.7)	Central (3)	(80)	(62)	(18)	(55)

72.5	71.0	80.0	80.9	Hotels	251	203	48	266
27.5	29.0	20.0	19.1	Soft Drinks	95	83	12	63

100.0	100.0	100.0	100.0	Continuing operations	346	286	60	329
				Discontinued operations	137	85	52	289

					483	371	112	618

(1)
The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rates are fiscal 2003: £1=$1.62 (2002: £1=$1.48).

(2)
Operating profit before exceptional items does not include operating and non-operating exceptional items for all periods presented. Operating exceptional items by business segment are the Americas (2003: 15 months £9 million, 12 months £9 million, 3 months £nil million; 2002: £39 million), EMEA (2003: 15 months £41 million, 12 months £41 million, 3 months £nil million; 2002: £24 million) and Asia Pacific (2003: 15 months £1 million, 12 months £1 million, 3 months £nil million; 2002: £14 million).

(3)	Central includes global functions that were centralized following the reorganization review. Costs are reduced by Holidex fee income.

Back to Contents

The following table shows turnover and operating profit in pounds sterling by activity and the percentage contribution of each activity for the year ended September 30, 2002 and the year ended September 30, 2001. As it has not been practicable to restate segmental information for the year ended September 30, 2001 to conform with the new presentation resulting from the new structure following the fundamental reorganization of the Hotels business, the 2002 financial information is presented on the same basis.

Amounts in accordance with UK GAAP

Year ended September 30			Year ended September 30

2002	2001		2002	2001

%		Turnover by Activity (1)	(£ million)
71.8	76.7	Hotels	1,532	1,896
28.2	23.1	Soft Drinks	602	571
—	0.2	Other (3)	—	6

100.0	100.0	Continuing operations	2,134	2,473
		Discontinued operations	1,483	1,567
		Less: Inter-divisional sales	2	7

			3,615	4,033

		Operating Profit before Exceptional Items by Activity (1) (2)
79.6	87.9	Hotels	262	427
19.2	11.7	Soft Drinks	63	57
1.2	0.4	Other (3)	4	2

100.0	100.0	Continuing operations	329	486
		Discontinued operations	289	306

			618	792

(1)
The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rates are fiscal 2002: £1=$1.48 (2001: £1=$1.44).

(2)
Operating profit before exceptional items does not include operating and non-operating exceptional items for all periods presented. Operating exceptional items by business segment are the Americas (2002: £39 million, 2001: £11 million), EMEA (2002: £24 million, 2001: £18 million), Asia Pacific (2002: £14 million, 2001: £nil million) and Other (2002: £nil million, 2001: £14 million).

(3)	Other includes central service costs, dividends received from FelCor Lodging Trust Inc., goodwill amortization, significant contract termination receipts, rebates and other non-trading items.

Back to Contents

HOTELS

Overview

InterContinental Hotels Group owns a portfolio of well-recognized and respected brands, including InterContinental, Crowne Plaza, Staybridge Suites, Holiday Inn and Express, with more than 3,500 owned, leased, managed and franchised hotels and approximately 535,000 guest rooms across nearly 100 countries and territories as at December 31, 2003. IHG believes its strong hotel brands, international scope and portfolio of high quality assets, built through organic growth and acquisition, place it in a strong competitive position.

History

The Group made its first significant international hotel acquisition when it acquired Holiday Inn International in 1988 and the remaining North American Business of Holiday Inn in 1990. This gave the Group the Holiday Inn and the Crowne Plaza by Holiday Inn brands. Subsequently, in 1990, the Group launched the limited service brand, Express.

In line with its strategy to optimize capital deployment, the Group disposed of its owned US midscale hotel property assets in 1997, but retained branding distribution on the majority of these properties through franchise agreements.

During 1997, the Group entered the US upscale extended stay segment with the introduction and development of Staybridge Suites by Holiday Inn. To expand further its international reach and its strong brand portfolio, the Group acquired the InterContinental hotels business in March 1998. This acquisition added 117 InterContinental and 20 Forum hotels to the portfolio. Following this acquisition, the Group had a portfolio of brands spanning the industry from upper upscale to midscale limited service across all regions.

In January 2000, the Group announced that it had purchased the business of the Australia-based hotel company, Southern Pacific Hotels Corporation (“SPHC”), which operated 59 hotels under the “Parkroyal” and “Centra” brands across Australia, New Zealand and the South Pacific as well as hotels in select South East Asian countries, for Australian $313 million. These hotels strengthened considerably the Group’s existing organically-built presence in the Asia Pacific region. A large proportion of these hotels were subsequently converted to the InterContinental, Crowne Plaza and Holiday Inn brands. Shortly afterwards, in April 2000, the Group acquired the outstanding 90.1% of the issued share capital which it did not already own of Bristol Hotels & Resorts Inc., a US based hotel management company comprising 112 hotels operating mainly under leases, for a total consideration of $157 million. These leases were then sold or converted to management contracts by July 2001.

In April 2001, the Group acquired the entire business of Posthouse for a consideration of £810 million. Posthouse consisted of 79 midscale hotels, 78 of which were in the United Kingdom and one in the Republic of Ireland, with 12,333 rooms, of which 77 hotels were owned or on long leases and two were management contracts. The Group then converted the majority of these hotels to the Holiday Inn brand, thereby enhancing the position of Holiday Inn in the United Kingdom, making it the number one midscale brand by number of rooms. This acquisition, combined with strong midscale segment positions in Germany and Italy, gave the Group a strong European base of operations.

In August 2001, the Group completed the acquisition, for a total consideration of £241 million, of the Regent Hotel in Hong Kong, which it subsequently rebranded “InterContinental Hong Kong”, strengthening its upper upscale hotel market position in the Asia Pacific region and adding a key location for its international guests.

In April 2003, the Group completed its Separation from the Retail business of Six Continents, creating a focused hotel company. The Separation also resulted in the creation of Mitchells & Butlers plc, a stand-alone operator of managed pubs, bars and restaurants. On Separation, the Group retained a controlling interest in Britannia Soft Drinks Limited, the holding company for the Britvic Group.

Developments

InterContinental Hotels. During 2003, 10 new InterContinental Hotels were added to the portfolio including Bangkok, Perth, and Warsaw. After dispositions there was no net change in the total number of InterContinental Hotels.

The Group expects to open an InterContinental in Buckhead (Atlanta) in late 2004 and Boston in 2006, along with other properties in Beijing, Cyprus and Seattle.

Back to Contents

The major refurbishment program at some of the leading InterContinental properties is now largely complete, with the reopening of the InterContinental Le Grand, Paris in April 2003. Since reopening, the hotel has encountered difficult market conditions due to the Iraq war, reduced US travel and a poorly attended airshow, all contributing to a slower than expected performance. As the global economy recovers, IHG expects the refurbished hotels to demonstrate the benefit of the capital invested.

Staybridge Suites. As of December 31, 2003, 71 hotels were open, including 23 opened in 2003, in addition to a further 22 franchise agreements and 15 management contracts which had been signed during the year. In July 2003, IHG entered into an arrangement with Hospitality Properties Trust (“HPT”), whereby 16 owned Staybridge suites were sold to HPT in conjunction with a management contract between HPT and IHG to keep the hotels in the IHG system. In September 2003, IHG announced the conversion by HPT of 14 Summerfield suites to Staybridge Suites under IHG management.

Holiday Inn. By December 31, 2003, 70 of the 79 original Posthouse hotels acquired in 2001 had been re-branded as IHG hotels, and 9 had been disposed of.

Candlewood Suites. On December 31, 2003, IHG acquired the Candlewood Suites brand and entered into a management contract with HPT to manage 76 Candlewood Suites properties. This adds 109 hotels and 12,569 rooms to the IHG portfolio in the United States in the midscale extended stay segment where IHG was previously unrepresented.

Crowne Plaza. On February 24, 2004, IHG sold its share of Midland Hotel and Conference Centre Limited (the holding company for the Crowne Plaza The Midland in Manchester) to Quintessential Hotels Limited.

Strategy

IHG Hotels’ strategy is to use the strength of its brands, the breadth of its hotel distribution, the diversity of its business models and the benefits of its scale to drive growth and returns for shareholders. Key to the implementation of this strategy are the following priorities:

•	the continued development of high quality, strongly differentiated and preferred brands;

•	extending the network of hotels around the world that are attractive to international guests in the upscale and upper upscale brands and in the domestic markets for the midscale brands;

•	using the Group’s scale to drive revenues and operating margins;

•	enhancing returns from the asset base by redeploying capital over time; and

•	investing and training staff to ensure that brands and service levels are maintained and enhanced.

Segmental Results

The following table shows turnover and operating profit in US dollars of the IHG Hotels business by activity and the percentage contribution of each activity for the following periods: 15 months ended December 31, 2003 (including unaudited information for the three months ended December 31, 2002 and 12 months ended December 31, 2003) and the year ended September 30, 2002. Segmental information has been restated for the year ended September 30, 2002 to reflect the new structure of the organization following the fundamental reorganization of the Hotels business.

Back to Contents

Amounts in accordance with UK GAAP

15 months ended December 31, 2003	12 months ended December 31, 2003	Three months ended December 31, 2002	Year ended September 30, 2002		15 months ended December 31, 2003	12 months ended December 31, 2003	Three months ended December 31, 2002	Year ended September 30, 2002

%					($ million)
				Turnover by Activity (1)
				Americas
20.2	19.9	21.2	20.5	Owned and leased	608	481	127	463
1.9	1.9	2.0	2.5	Managed	58	46	12	57
13.3	13.5	12.5	14.2	Franchised	402	327	75	322

35.4	35.3	35.7	37.2		1,068	854	214	842

				EMEA
49.9	50.2	48.6	48.1	Owned and leased	1,503	1,213	290	1,088
2.6	2.6	2.5	2.3	Managed	77	62	15	53
1.5	1.5	1.5	1.6	Franchised	46	37	9	36

54.0	54.3	52.6	52.0		1,626	1,312	314	1,177

				Asia Pacific
6.6	6.4	7.4	6.7	Owned and leased	198	154	44	152
1.1	1.1	1.3	1.3	Managed	34	26	8	29
0.2	0.2	0.3	0.2	Franchised	7	5	2	5

7.9	7.7	9.0	8.2		239	185	54	186

2.7	2.7	2.7	2.6	Central (3)	82	66	16	57

100.0	100.0	100.0	100.0		3,015	2,417	598	2,262

				Operating Profit before Exceptional Items by Activity (2)
				Americas
9.4	9.7	8.0	9.1	Owned and leased	38	32	6	36
2.2	2.1	2.7	3.8	Managed	9	7	2	15
84.4	84.5	84.0	66.5	Franchised	342	279	63	262
(18.3)	(17.0)	(24.0)	(14.2)	Regional overheads	(74)	(56)	(18)	(56)

77.7	79.3	70.7	65.2		315	262	53	257

				EMEA
38.5	37.9	41.3	46.7	Owned and leased	156	125	31	184
9.6	9.4	10.7	7.4	Managed	39	31	8	29
8.9	8.8	9.3	4.3	Franchised	36	29	7	17
(11.9)	(10.9)	(16.0)	(10.9)	Regional overheads	(48)	(36)	(12)	(43)

45.1	45.2	45.3	47.5		183	149	34	187

				Asia Pacific
6.7	5.5	12.0	6.1	Owned and leased	27	18	9	24
6.2	4.6	13.3	4.8	Managed	25	15	10	19
1.2	1.2	1.3	1.3	Franchised	5	4	1	5
(5.4)	(5.5)	(5.3)	(4.1)	Regional overheads	(22)	(18)	(4)	(16)

8.7	5.8	21.3	8.1		35	19	16	32

(31.5)	(30.3)	(37.3)	(20.8)	Central (3)	(128)	(100)	(28)	(82)

100.0	100.0	100.0	100.0		405	330	75	394

(1)	Amounts are reported by origin.
(2)	Operating profit before exceptional items excludes profits/(losses) on sale of fixed assets and operations and other exceptional items.
(3)	Central includes global functions that were centralized following the reorganization review. Costs are reduced by Holidex fee income.

Back to Contents

The following table shows turnover and operating profit in US dollars of the IHG Hotels business by activity and the percentage contribution of each activity for the year ended September 30, 2002 and the year ended September 30, 2001. As it has not been practicable to restate segmental information for the year ended September 30, 2001 to conform with the new presentation resulting from the new structure following the fundamental reorganization of the Hotels business, the 2002 financial information is presented on the same basis.

Amounts in accordance with UK GAAP

Year ended September 30			Year ended September 30
2002	2001		2002	2001

%			($ million)
		Turnover by Activity (1)
		Americas
20.6	19.6	Owned and leased	466	535
12.7	11.0	Managed and upscale franchised	288	301
4.8	24.5	Midscale franchised	108	666

38.1	55.1		862	1,502

		EMEA
48.1	35.9	Owned and leased	1,088	979
5.3	3.7	Managed and franchised	121	100

53.4	39.6		1,209	1,079

8.5	5.3	Asia Pacific	191	145

100.0	100.0		2,262	2,726

		Operating Profit before Exceptional Items by Activity (2)
		Americas
5.9	12.7	Owned and leased	23	78
51.7	7.0	Managed and upscale franchised	200	43
10.6	36.6	Midscale franchised	41	224

68.2	56.3		264	345

		EMEA
37.5	40.1	Owned and leased	145	246
10.1	7.2	Managed and franchised	39	44

47.6	47.3		184	290

9.3	4.2	Asia Pacific	36	26
(25.1)	(7.8)	Other (3)	(97)	(48)

100.0	100.0		387	613

(1)	Amounts are reported by origin.
(2)	Operating profit before exceptional items excludes profits/(losses) on sale of fixed assets and operations and other exceptional items.
(3)	Other includes central service costs, dividends received from FelCor Lodging Trust Inc., goodwill amortization, significant contract termination receipts, rebates and other non-trading items.

Back to Contents

Segmental Results

The following table shows turnover and operating profit in pounds sterling of the IHG Hotels business by activity and the percentage contribution of each activity for the following periods: 15 months ended December 31, 2003 (including unaudited information for the three months ended December 31, 2002 and 12 months ended December 31, 2003), and the year ended September 30, 2002. Segmental information has been restated for the year ended September 30, 2002 to reflect the new structure of the organization following the fundamental reorganization of the Hotels business (see “Organization Review” on page 29).

Amounts in accordance with UK GAAP
15 months ended December 31, 2003	12 months ended December 31, 2003	Three months ended December 31, 2002	Year ended September 30, 2002		15 months ended December 31, 2003	12 months ended December 31, 2003	Three months ended December 31, 2002	Year ended September 30, 2002

	%				(£ million)

				Turnover by Activity (1) (2)
				Americas
20.1	19.9	20.9	20.5	Owned and leased	376	296	80	314
1.9	1.9	2.1	2.5	Managed	36	28	8	38
13.3	13.5	12.5	14.2	Franchised	249	201	48	218

35.3	35.3	35.5	37.2		661	525	136	570

				EMEA
49.8	50.1	48.8	48.2	Owned and leased	933	746	187	736
2.6	2.6	2.6	2.3	Managed	48	38	10	36
1.6	1.5	1.6	1.4	Franchised	29	23	6	22

54.0	54.2	53.0	51.9		1,010	807	203	794

				Asia Pacific
6.6	6.4	7.3	6.7	Owned and leased	123	95	28	103
1.1	1.0	1.3	1.3	Managed	20	15	5	20
0.3	0.3	0.3	0.3	Franchised	5	4	1	5

8.0	7.7	8.9	8.3		148	114	34	128

2.7	2.8	2.6	2.6	Central (4)	51	41	10	40

100.0	100.0	100.0	100.0		1,870	1,487	383	1,532

				Operating Profit before Exceptional Items by Activity(1) (3)
				Americas
9.2	9.9	6.3	9.0	Owned and leased	23	20	3	24
2.0	2.0	2.1	3.8	Managed	5	4	1	10
84.8	84.5	85.4	66.6	Franchised	213	172	41	177
(18.3)	(17.2)	(22.9)	(14.3)	Regional overheads	(46)	(35)	(11)	(38)

77.7	79.2	70.9	65.1		195	161	34	173

				EMEA
38.6	37.9	41.7	46.6	Owned and leased	97	77	20	124
9.6	9.4	10.4	7.5	Managed	24	19	5	20
9.2	8.9	10.4	4.1	Franchised	23	18	5	11
(12.0)	(10.8)	(16.7)	(11.3)	Regional overheads	(30)	(22)	(8)	(30)

45.4	45.4	45.8	46.9		114	92	22	125

				Asia Pacific
7.2	5.4	14.6	5.6	Owned and leased	18	11	7	15
5.6	3.9	12.5	5.3	Managed	14	8	6	14
1.6	2.0	—	1.9	Franchised	4	4	—	5
(5.6)	(5.4)	(6.3)	(4.1)	Regional overheads	(14)	(11)	(3)	(11)

8.8	5.9	20.8	8.7		22	12	10	23

(31.9)	(30.5)	(37.5)	(20.7)	Central (4)	(80)	(62)	(18)	(55)

100.0	100.0	100.0	100.0		251	203	48	266

Footnotes on the following page.

Back to Contents

(1)
The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rates are fiscal 2003: £1=$1.62 (2002: £1=$1.48).

(2)	Amounts are reported by origin.
(3)	Operating profit before exceptional items excludes profits/(losses) on sale of fixed assets and operations and other exceptional items.
(4)	Central includes global functions that were centralized following the reorganization review. Costs are reduced by Holidex fee income.

The following table shows turnover and operating profit for the IHG Hotels business in pounds sterling by activity and the percentage contribution of each activity for the year ended September 30, 2002 and the year ended September 30, 2001. As it has not been practicable to restate segmental information for the year ended September 30, 2001 to conform with the new presentation resulting from the new structure following the fundamental reorganization of the Hotels business, the 2002 financial information is presented on the same basis.

Amounts in accordance with UK GAAP

Year ended September 30				Year ended September 30
2002		2001		2002	2001

	%			(£ million)
			Turnover by Activity (1) (2)
			Americas
20.6		19.6	Owned and leased	316	372
12.7		24.5	Managed and upscale franchised	195	464
4.8		11.0	Midscale franchised	73	209

38.1		55.1		584	1,045
			EMEA
48.1		35.9	Owned and leased	737	680
5.4		3.7	Managed and franchised	82	70

53.5		39.6		819	750
8.4		5.3	Asia Pacific	129	101

100.0		100.0		1,532	1,896

			Operating Profit before Exceptional Items by Activity (1) (3)
			Americas
5.7		12.6	Owned and leased	15	54
10.7		7.0	Managed and upscale franchised	28	30
51.5		36.6	Midscale franchised	135	156

67.9		56.2		178	240
			EMEA
37.4		40.0	Owned and leased	98	171
10.3		7.3	Managed and franchised	27	31

47.7		47.3		125	202
9.2		4.2	Asia Pacific	24	18
(24.8)		(7.7)	Other (4)	(65)	(33)

100.0		100.0		262	427

(1)
The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rates are fiscal 2002: £1=$1.48 (2001: £1=$1.44).

(2)	Amounts are reported by origin.
(3)	Operating profit before exceptional items excludes profits/(losses) on sale of fixed assets and operations and other exceptional items.
(4)	Other includes central service costs, dividends received from FelCor Lodging Trust Inc., goodwill amortization, significant contract termination receipts, rebates and other non-trading items.

Back to Contents

Operations

Ownership/Management Model

Hotels operates through four different business models to ensure a balance of growth, returns, risk and reward. Profits are broadly balanced between owned hotels, which have an opportunity for greater profits but are subject to greater volatility, and managed/franchised hotels, which have more stable income streams. The four models are:

•
owned or leased (“O & L”), where a Group company both owns (or leases) and operates a hotel and, in the case of ownership, takes all the benefits and risks of ownership. Rooms owned or leased by IHG Hotels totaled 39,459 as at December 31, 2003, together representing 7% of its hotel rooms;

•
management contract, where IHG Hotels manages the hotel for third-party owners under an IHG brand in return for a management fee and provides the system infrastructure necessary for the hotel to operate. Management contract fees are usually linked to a hotel’s revenues and often include an additional incentive fee, linked to profitability or cash flow. IHG Hotels operated 103,440 rooms under management contracts at December 31, 2003, representing 19% of its hotel rooms;

•
joint venture, where a Group company directly or indirectly holds an equity interest in the hotel and receives a share of the benefits and risks of ownership in proportion to its stake. A management contract is generally entered into in conjunction with the joint venture; and

•
franchise, where IHG Hotels neither own nor manage the hotel, but provide the use of the brand, systems and expertise. IHG Hotels derives revenues from a royalty or licensing fee payable by the franchisee for the right to operate under an IHG brand. This fee is often based on a percentage of room revenue. IHG Hotels operated 393,419 rooms under a franchise agreement as at December 31, 2003 with 84% of rooms in North and South America operating under this model. As at December 31, 2003, franchised hotels represented 74% of IHG’s total rooms.

The following table shows the number of hotels and rooms owned, operated or franchised by IHG at December 31, 2003, September 30, 2002 and September 30, 2001.

	Owned or Leased		Management Contracts and Joint Ventures		Franchised		Total
	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms

2003	171	39,459	423	103,440	2,926	393,419	3,520	536,318
2002	190	42,642	314	86,761	2,821	386,122	3,325	515,525
2001	191	42,531	318	85,893	2,758	386,272	3,267	514,696

The Group sets quality and service standards for all of its hotel brands (including those operated under management contract or franchise arrangements) and operates a customer satisfaction and hotel quality measurement system to ensure those standards are met or exceeded. The quality measurement system includes an assessment of both physical property and customer service standards. In 2003 IHG relaunched the customer satisfaction tracking element of this assessment to better enable the company to respond to customer needs.

Global System

The Group uses a global system for reservations, IT, internet and its loyalty scheme (Priority Club Rewards). Across all its brands, the Group’s objective is to further exploit the scale and strength of its global system to drive revenue and operating efficiencies. The elements of the global system include:

Priority Club Rewards: This is one of the largest loyalty programs in the hotel industry, with approximately 19.2 million members, an increase in 2003 of more than 23%. It has alliances with 45 airlines which enable members to collect frequent flyer miles. IHG also has alliances with external partners such as car hire companies and credit card companies, which provide exposure and access to IHG’s system.

Central Reservation System: The Group operates the HolidexPlus and Holidex central reservation systems. The HolidexPlus and Holidex systems receive reservation requests entered on terminals located at most of its reservation centers, as well as from global distribution systems operated by a number of major corporations and travel agents. Where local hotel systems allow, the HolidexPlus and the Holidex systems immediately confirm reservations or indicate alternative accommodation available within IHG’s network. Confirmations are transmitted electronically to the hotel for which the reservation is made. By December 2003, all but 19 of the 3,520 IHG hotels had been upgraded to the HolidexPlus system.

Back to Contents

The Group estimates that, during 2003, these reservation systems (which include company reservation centers, global distribution systems and internet reservations) delivered around 29% of the Group’s global hotel room nights sold.

Internet: The Group introduced electronic hotel reservations in 1995. The Internet continues to be an important communications and distribution channel for the Group’s sales. During fiscal 2003, 7.5 million room nights, representing $710 million of revenue, were booked via the various Company branded websites, such as www.intercontinental.com and www.holiday-inn.com. The “Lowest Internet Rate Guarantee” program promises customers that if they find a better rate on the Internet than on the Group’s sites, the Group will honor the lower rate, plus a further 10% reduction on that rate.

Over 70% of room nights at the Group’s hotels that are booked on the web are now booked directly through the Group’s own brand sites.

Sales and Marketing

IHG targets its sales and marketing expenditure in each region on driving revenue and brand awareness or, in the case of sales investments, targeting segments such as corporate accounts, travel agencies and meeting organizers. The majority of IHG’s sales and marketing expenditure is funded by contractual fees paid by most hotels in the system.

The strategic goals for the global system as a whole include:

•	adding further locations and improving guest satisfaction for its brands;

•	continuing the focus on enrolments in Priority Club Rewards and increasing share of the total hotel spend to establish Priority Club Rewards as the number one program in the industry;

•	making the direct channels the best available; and

•	improving pricing structure.

Organization Review

Following the announcement in October 2002 of the Separation, the Group’s management initiated action in four key areas to improve operating performance of IHG Hotels:

•	redesigning the organization to align it with the strategic priorities and speed up decision making;

•	changing the management team to ensure the right people are in the right jobs;

•	reducing the cost base through eliminating unnecessary work and streamlining processes; and

•	optimizing capital deployment through a rigorous hotel by hotel review to determine appropriate levels of ownership and capital expenditure.

As a result of actions the Group has taken, it achieved the following in 2003:

•	a new executive team, including well-respected hotel operators, was appointed and a new organization design was agreed comprising the following key business units:

•	Global Brand Services (“GBS”), managing the global systems, reservations and loyalty club for the Group;

•	Finance and Asset Management (“FAM”) managing the capital allocation, financial standards and reporting for the Group;

•	Central Shared Services (“CSS”), operating many of the global transactional processes across Finance, HR and IT;

•	three operating regions, namely EMEA, Americas and Asia Pacific, each headed by a seasoned hotel professional with at least 20 years industry experience each;

•	Corporate Services, with responsibility for Corporate Governance, Risk Management, Risk Insurance, Internal Audit, Data Privacy, Intellectual Property, Group Legal and Company Secretariat; and

•	Global HR, managing the talent in IHG around the world.

Back to Contents

Brands

Brands Overview

	December 31, 2003
Brands	Room Numbers	Hotels

InterContinental	45,046	135
Crowne Plaza	58,482	202
Holiday Inn	287,769	1,529
Express	120,298	1,455
Staybridge Suites	8,221	71
Candlewood Suites	12,569	109
Other	3,933	19

Total	536,318	3,520

InterContinental

	Americas Total	Americas O & L	EMEA Total	EMEA O & L	Asia Pacific

Average Room Rate $ (1)	129.87	161.92	131.80	162.41	124.46
Room Numbers (2)	15,074	4,421	20,842	4,779	9,130

(1)	For the 12-month period ended December 31, 2003
(2)	As at December 31, 2003

InterContinental is IHG’s global upper upscale hotel brand. The hotels are targeted at both business and leisure guests. InterContinental hotels are generally situated in prime locations in major cities and key resorts around the world and provide high quality amenities, generally reflecting the local culture. There were 135 InterContinental hotels in more than 60 countries which represented 8% of all of IHG hotel rooms as at December 31, 2003.

InterContinental hotels are principally owned, leased or managed by IHG Hotels. The brand is one of the top international upper upscale hotel brands based on room numbers and has more than 50 years of heritage in the segment. IHG’s competition includes international luxury chains (for example Four Seasons and Ritz Carlton) and upper upscale chains (for example, Marriott, Hilton, Hyatt and Westin).

Crowne Plaza

	Americas Total	Americas O & L	EMEA Total	EMEA O & L	Asia Pacific

Average Room Rate $ (1)	94.17	102.28	102.37	101.28	70.76
Room Numbers (2)	31,235	2,288	15,689	4,182	11,558

(1)	For the 12-month period ended December 31, 2003
(2)	As at December 31, 2003

Crowne Plaza is IHG’s global upscale hotel brand which has been developed as a stand-alone brand since acquisition of the Holiday Inn business and has grown to 202 hotels worldwide. The brand is targeted at the business guest, with a particular focus on meetings and related services. The upscale Crowne Plaza hotels and resorts are predominantly located in major and secondary cities and resorts around the world, typically in significant business centers, and provide the high level of comfort, amenities, services, facilities and meeting space expected of a full service hotel. Crowne Plaza represented 11% of IHG Hotels’ hotel rooms as at December 31, 2003.

The majority of the upscale Crowne Plaza hotels and resorts are franchised hotels. As at December 31, 2003, 53% of Crowne Plaza brand properties were in the Americas. The key competitors in this segment include Sheraton, Marriott, Hilton, Double-Tree, Wyndham and Radisson.

Back to Contents

Holiday Inn

	Americas Total	Americas O&L	EMEA Total	EMEA O&L	Asia Pacific

Average Room Rate $ (1)	78.01	74.04	75.21	89.11	55.32
Room Numbers (2)	213,389	2,665	54,997	15,782	19,383

(1)	For the 12-month period ended December 31, 2003
(2)	As at December 31, 2003

Holiday Inn is IHG’s midscale full service brand. Holiday Inn International was acquired in 1988 with the remaining North American business of Holiday Inn being acquired in 1990. In the last ten years, the brand has grown in EMEA and Asia Pacific, while its number of hotels has declined in the Americas. This decline has been more than offset by the growth in Express. The brand is targeted at the mid-market guest and is IHG Hotels’ largest global hotel brand based on room numbers. Holiday Inn is also one of the world’s most recognized hotel brands. IHG seeks to offer, through its Holiday Inn brand, good value for money with appropriate standards of products and services.

There were 1,529 Holiday Inn hotels located in more than 70 countries which represented 54% of all IHG’s hotel rooms as at December 31, 2003. The brand is predominantly franchised. As at December 31, 2003, 73% of the Holiday Inn branded hotels were located in the Americas.

Express

	Americas Total	EMEA Total	EMEA O&L	Asia Pacific

Average Room Rate $ (1)	72.83	74.96	57.98	54.32
Room Numbers (2)	106,796	13,270	995	232

(1)	For the 12-month period ended December 31, 2003
(2)	As at December 31, 2003

Express is IHG’s midscale limited service hotel brand. IHG recognized the need for a brand in this category in the early 1990s and subsequently developed Express to further the reach of the Holiday Inn brand and enter the midscale limited service segment. The brand has grown rapidly and aims to provide the room quality of midscale hotels without the associated full range of facilities. The brand is targeted at the value-conscious guest, as best evidenced by the “Stay Smart” marketing campaign in the United States.

There were 1,455 Express hotels worldwide, which represented 22% of IHG’s hotel rooms as at December 31, 2003. Express is the third largest brand in the US midscale limited service segment based on room numbers, and 89% of the Express branded rooms are located in the Americas. Express hotels are almost entirely franchised. The brand enjoys a RevPAR premium to many of its competitors in the United States. Express also has a solid and growing brand presence in the UK market where it faces competition from a variety of local market brands and independent hotels.

Staybridge Suites

	Americas Total	Americas O & L

Average Room Rate $ (1)	83.96	83.43
Room Numbers (2)	8,221	496

(1)	For the 12-month period ended December 31, 2003
(2)	As at December 31, 2003

Staybridge Suites is IHG’s organically developed upscale extended stay brand and offers self-catering services and amenities designed specifically for those on extended travel. The rooms provide more space than the typical hotel room, offering studios and one and two bedroom suites, with cooking and other facilities available in each room/suite. As at December 31, 2003, there were 71 Staybridge Suites hotels, all of which are located in the Americas, which represented 2% of all IHG’s hotel rooms. The first Staybridge Suites hotel was opened in 1998, with the fiftieth Staybridge Suites hotel following in November 2002, thereby demonstrating the fastest roll out of

Back to Contents

50 properties in its segment. In July 2003, the Group sold 16 Staybridge Suites hotels in the United States to HPT for $185 million. These hotels will, however, continue to operate within the Staybridge Suites brand as a result of the Group having entered into a management agreement relating to these hotels with HPT for a period of 20 years, with options to extend. In September 2003, HPT converted 14 other suite hotels to the Staybridge Suites brand, under IHG management. Staybridge Suites brands are divided broadly between franchised and managed models. The primary competitors include Residence Inn, Homewood, Summerfield and Hawthorne.

Candlewood Suites (1)

Total

Average Room Rate $ (2)	56.71
Room Numbers (3)	12,569

(1)	No operations of the Candlewood brand have been included in the 2003 Consolidated Financial Statements.
(2)	For the 12-month period ended December 31, 2003
(3)	As at December 31, 2003

The Candlewood Suites brand was acquired on December 31, 2003. This brand’s positioning in the midscale extended stay segment will complement Staybridge Suites’ upscale positioning. Candlewood Suites is an established brand of purpose built hotels with 109 properties on average of less than five years old. The major owner of Candlewood Suites properties is HPT, who owned 64 at the time of announcement and who, in a related transaction, purchased an additional 12 properties. IHG will manage all 76 of HPT’s properties under 20 year agreements, with options to extend.

Geographical Analysis

While IHG’s brands are in the main recognized globally, operational management is divided into three main geographic regions – North and South America (“Americas”), Europe, the Middle East and Africa (“EMEA”) and Asia and countries in the Pacific region (“Asia Pacific”). With its worldwide hotels operations and multiple ownership models, IHG is less dependent on the business cycle of any one country or region, although the US market is predominant. The following table shows information concerning the geographical locations of IHG’s hotels as at December 31, 2003.

Back to Contents

	Owned or Leased		Management Contracts and Joint Ventures		Franchised		Total
As at December 31, 2003	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms

United States
InterContinental	7	3,451	5	1,812	1	150	13	5,413
Crowne Plaza	5	1,995	21	7,351	61	16,523	87	25,869
Holiday Inn	6	1,541	59	18,080	916	172,627	981	192,248
Holiday Inn Express	—	—	4	657	1,261	100,093	1,265	100,750
Staybridge Suites	3	376	31	3,808	35	3,714	69	7,898
Candlewood Suites	—	—	76	9,219	33	3,350	109	12,569
Other brands	—	—	6	1,221	—	—	6	1,221

Total	21	7,363	202	42,148	2,307	296,457	2,530	345,968

Rest of Americas
InterContinental	3	970	12	3,699	18	4,992	33	9,661
Crowne Plaza	1	293	1	217	17	4,856	19	5,366
Holiday Inn	2	1,124	6	1,444	120	18,573	128	21,141
Holiday Inn Express	—	—	—	—	56	6,046	56	6,046
Staybridge Suites	1	120	1	203	—	—	2	323
Candlewood Suites	—	—	—	—	—	—	—	—
Other brands	—	—	—	—	—	—	—	—

Total	7	2,507	20	5,563	211	34,467	238	42,537

Total Americas
InterContinental	10	4,421	17	5,511	19	5,142	46	15,074
Crowne Plaza	6	2,288	22	7,568	78	21,379	106	31,235
Holiday Inn	8	2,665	65	19,524	1,036	191,200	1,109	213,389
Holiday Inn Express	—	—	4	657	1,317	106,139	1,321	106,796
Staybridge Suites	4	496	32	4,011	35	3,714	71	8,221
Candlewood Suites	—	—	76	9,219	33	3,350	109	12,569
Other brands	—	—	6	1,221	—	—	6	1,221

Total	28	9,870	222	47,711	2,518	330,924	2,768	388,505

United Kingdom
InterContinental	2	653	1	445	—	—	3	1,098
Crowne Plaza	6	1,716	2	399	3	764	11	2,879
Holiday Inn	76	12,736	3	431	22	3,092	101	16,259
Holiday Inn Express	1	120	—	—	88	8,697	89	8,817
Staybridge Suites	—	—	—	—	—	—	—	—
Candlewood Suites	—	—	—	—	—	—	—	—
Other brands	—	—	—	—	—	—	—	—

Total	85	15,225	6	1,275	113	12,553	204	29,053

Europe
InterContinental	10	3,741	11	4,329	3	1,167	24	9,237
Crowne Plaza	10	2,466	6	1,665	18	3,883	34	8,014
Holiday Inn	15	3,046	10	1,978	157	21,876	182	26,900
Holiday Inn Express	7	875	6	625	24	2,134	37	3,634
Staybridge Suites	—	—	—	—	—	—	—	—
Candlewood Suites	—	—	—	—	—	—	—	—
Other brands	1	580	—	—	2	430	3	1,010

Total	43	10,708	33	8,597	204	29,490	280	48,795

Back to Contents

	Owned or Leased		Management Contracts and Joint Ventures		Franchised		Total
As at December 31, 2003	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms	No. of Hotels	No. of Rooms

InterContinental	1	385	31	8,898	4	1,224	36	10,507
Crowne Plaza	—	—	11	3,035	6	1,761	17	4,796
Holiday Inn	—	—	20	3,678	37	8,160	57	11,838
Holiday Inn Express	—	—	—	—	6	819	6	819
Staybridge Suites	—	—	—	—	—	—	—	—
Candlewood Suites	—	—	—	—	—	—	—	—
Other brands	—	—	—	—	—	—	—	—

Total	1	385	62	15,611	53	11,964	116	27,960

Total EMEA
InterContinental	13	4,779	43	13,672	7	2,391	63	20,842
Crowne Plaza	16	4,182	19	5,099	27	6,408	62	15,689
Holiday Inn	91	15,782	33	6,087	216	33,128	340	54,997
Holiday Inn Express	8	995	6	625	118	11,650	132	13,270
Staybridge Suites	—	—	—	—	—	—	—	—
Candlewood Suites	—	—	—	—	—	—	—	—
Other brands	1	580	—	—	2	430	3	1,010

Total	129	26,318	101	25,483	370	54,007	600	105,808

Far East and Australasia (Asia Pacific)
InterContinental	2	729	17	6,084	7	2,317	26	9,130
Crowne Plaza	3	698	26	9,140	5	1,720	34	11,558
Holiday Inn	8	1,651	48	13,621	24	4,111	80	19,383
Holiday Inn Express	—	—	1	95	1	137	2	232
Staybridge Suites	—	—	—	—	—	—	—	—
Candlewood Suites	—	—	—	—	—	—	—	—
Other brands	1	193	8	1,306	1	203	10	1,702

Total	14	3,271	100	30,246	38	8,488	152	42,005

Total
InterContinental	25	9,929	77	25,267	33	9,850	135	45,046
Crowne Plaza	25	7,168	67	21,807	110	29,507	202	58,482
Holiday Inn	107	20,098	146	39,232	1,276	228,439	1,529	287,769
Holiday Inn Express	8	995	11	1,377	1,436	117,926	1,455	120,298
Staybridge Suites	4	496	32	4,011	35	3,714	71	8,221
Candlewood Suites	—	—	76	9,219	33	3,350	109	12,569
Other brands	2	773	14	2,527	3	633	19	3,933

Total	171	39,459	423	103,440	2,926	393,419	3,520	536,318

Back to Contents

Americas

In the Americas, the largest proportion of rooms is operated under the franchise business model primarily in the midscale segment (Holiday Inn and Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the InterContinental brand currently has a bias toward ownership and management. With 2,768 hotels, the Americas represented the bulk of hotels and approximately 59% of Hotels operating profit before central costs and exceptional items during the 15 months ended December 31, 2003. The key profit producing region is the United States, although IHG is also represented in the branded segment in each of Latin America, Canada, Mexico and the Caribbean.

EMEA

Comprising 600 hotels at the end of 2003, EMEA represented approximately 34% of Hotels operating profit before central costs and exceptional items during the 15 months ended December 31, 2003. The key profit producing regions are the United Kingdom and the main continental European gateway cities such as Paris and Frankfurt.

Asia Pacific

Asia Pacific represented 8% of Hotels rooms and 7% of Hotels operating profit before central costs and exceptional items during the 15 months ended December 31, 2003. IHG has a strong and growing presence in Asia Pacific, comprising 152 hotels in total. Currently underdeveloped parts of the Asia Pacific market are expected to generate significant growth in the hotel and tourism industry over the next decade. The Group believes that the region represents a good source of growth due to the current low penetration of brands offering the opportunity for IHG’s brands to build strong positions in key markets.

System Pipeline

At December 31, 2003, IHG had formally approved franchise applications for 286 hotels with 30,853 rooms, though the hotels had yet to enter the system. In addition, IHG had signed management contracts on a further 128 hotels (20,826 rooms), and these are expected to enter the system over the next two years. In addition three owned and leased hotels, with 699 rooms, are also due to enter the system. Approximately 15% of the rooms at December 31, 2003 in the pipeline were in the upper upscale and upscale InterContinental and Crowne Plaza brands.

There are no assurances that all of these hotels will open or enter the system. The construction, conversion and development of hotels is dependent upon a number of factors, including meeting brand standards, obtaining the necessary permits relating to construction and operation, the cost of constructing, converting and equipping such hotels and the ability to obtain suitable financing at acceptable interest rates. The supply of capital for hotel development in the United States and major economies may not continue at previous levels and consequently the systems pipeline could decrease.

Seasonality

Although the performance of individual hotels and geographic markets might be highly seasonal due to a variety of factors such as the tourist trade and local economic conditions, the geographical spread of IHG’s hotels in almost 100 countries and territories and the relative stability of the income stream from franchising activities diminish the effect of seasonality on the results of the Group.

Competition

The Group’s hotels compete with a wide range of facilities offering various types of lodging options and related services to the public. The competition includes several large and moderate sized hotel chains offering upper, mid and lower priced accommodation and also includes independent hotels in each of these market segments, particularly outside of North America where the lodging industry is much more fragmented. Major hotel chains which compete with the Group include Marriott International, Inc., Starwood Hotels & Resorts Worldwide, Inc., Choice Hotel International, Best Western International, Hilton Hotels Corporation, Hilton Group plc, Cendant Corporation, Four Seasons Hotels Inc. and Accor SA.

Back to Contents

SOFT DRINKS

Overview

The Group holds a significant interest in Britannia Soft Drinks Limited (“BSD”), the holding company for the Britvic Group, which is the second largest manufacturer of soft drinks, by volume, in the United Kingdom. Following the signing of the Exclusive Bottling Agreement (“EBA”) on March 10, 2004 on broadly similar terms as the original agreement dated January 5, 1987, the ownership of BSD is now split between the Group (47.5%), Allied Domecq Overseas (Canada) Limited and Whitbread Group PLC (each with 23.75%) and PepsiCo Inc. (5%). Under the EBA, the Britvic Group holds the exclusive franchise rights in Great Britain for the Pepsi and 7UP brands.

The Group will continue to consolidate the results of BSD as it continues to exercise dominant influence on the management of the company.

In conjunction with the EBA, the Group and other shareholders in BSD have agreed subject, inter alia, to market conditions, to consider an initial public offering of BSD, between January 1, 2005 and December 31, 2008.

Britvic’s Business and Brands

The Britvic Group owns an extensive portfolio of soft drinks brands that includes Robinsons, Tango, Britvic (juice and mixers), R Whites, Amé, J2O, Purdey’s and Aqua Libra and has exclusive rights in perpetuity to Red Devil in the United Kingdom and the Republic of Ireland.

The Britvic Group’s operations are split between Britvic, which includes the Pepsi, Tango, R Whites, Britvic (juice and mixers) and 7UP brands, and Robinsons. Robinsons Soft Drinks Limited, a direct subsidiary of Britvic, holds the major brands acquired since Britvic Holdings Limited was initially set up by the IHG Group, Allied Domecq and Whitbread in 1987. This includes the Robinsons and Red Devil brands and also the Amé, Purdey’s and Aqua Libra brands which were owned by Orchid Drinks Limited, a business acquired by the Britvic Group in July 2000. Sales of Robinsons products accounted for approximately 28% of total net sales for the Britvic Group in 2003.

The Britvic Group also has a supply agreement for the sale of Abbey Well water for resale to licensed outlets and “impulse buy” outlets (excluding major multiple retailers such as supermarket chains). In addition to brand acquisitions, the Britvic Group has developed and maintained its portfolio of brands. It has achieved this through an active new product development program to generate new sub-brands and packaging initiatives. Notable among these are sub-brands such as J2O and Robinsons’ Fruit Shoot. In addition, the Britvic Group has introduced a series of packaging types such as a children’s 250 ml pack for the Tango brand together with flavor extensions such as Tango Fruit Fling and limited edition seasonal Robinsons flavors.

The Britvic Group generated operating profits before exceptional items of £95 million on revenues of £820 million in the 15 months ended December 2003. This compares to operating profits before exceptional items of £63 million on revenues of £602 million in the year ended September 2002.

Strategy

The goal for the Britvic Group is for it to become the United Kingdom’s leading soft drinks manufacturer. To achieve this goal, the strategy for the Britvic Group is to build its share of the major volume and value segments within the carbonated soft drinks and still drinks markets. The Britvic Group continues to increase its market share by supporting its existing portfolio of brands and by a program of new product development and, where appropriate, acquisition.

Competition

The Britvic Group’s brands compete with many multi-national, national and regional producers and private label suppliers. The Britvic Group’s main competitor in the United Kingdom is Coca-Cola Enterprises (whose brands include Coca-Cola, Fanta, Sprite, Dr Pepper, Schweppes and Lilt), which is the overall soft drinks market leader (in terms of market share). The Britvic Group also faces significant competition from GlaxoSmithKline (Lucozade and Ribena), AG Barr (Irn-Bru and Orangina), Proctor & Gamble (Sunny Delight) and Tropicana UK Limited (fruit juices), which are each strong within specific sectors of the market. A number of smaller manufacturers dominate their individual sector and their combined influence is becoming more important. A significant example of this would be Red Bull (a leading energy drink).

Back to Contents

Production and Distribution

In fiscal 2003, the Britvic Group had six production plants which produced over 1.3 billion liters of soft drinks during fiscal 2003 and operated 12 retail distribution depots as well as a national distribution center for supplying the on-trade and off-trade.

Marketing

The success of the Britvic Group’s brands depends upon their quality and value for money and on brand marketing. Over the past three fiscal periods, the Britvic Group spent an average of approximately 20% of gross revenues on brand advertising, promotional and other related expenditure.

Britvic Group products are available in a wide variety of outlets in the United Kingdom, including grocery stores, supermarkets, gas stations, other non-licensed premises, off-licenses and restaurants, pubs, clubs and other licensed premises.

The Britvic Group has more than 47,000 dispense units installed in pubs and other trade outlets, including catering establishments. These installations produce mainly carbonated soft drinks from concentrates supplied by the Britvic Group. It also supplies over 20,000 vending machines which dispense a range of soft drinks in both cans and plastic bottles. The Britvic Group also has over 32,000 chiller cabinets installed in retail outlets.

Reliance on Suppliers

Fruit juice concentrates and other fruit raw materials, which are important ingredients for many of the Britvic Group’s products are obtained from various sources worldwide. One of the principal raw materials used by the Britvic Group is sugar. Adequate supplies of bulk sugar are available for the foreseeable future, although the Britvic Group is obliged to purchase its sugar requirements in the EU market, where prices are considerably higher than in other markets.

Reliance on Customers

Due to the nature of the markets in which Britvic operates, a high proportion of sales are accounted for by major customers in both the Take Home and Licensed On Premise sectors. Consumer demand for Britvic’s brands supports trading relationships with the Take Home sector, while major On Premise customers usually contract for soft drinks on an exclusive basis for periods of between two and five years. Britvic is well represented within both sectors, without over-reliance of any one, or group of, customers.

Seasonality

The volume of sales in the soft drinks business may be affected by weather and is seasonal, peaking in the summer months and at the time of holiday occasions, such as Christmas.

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

Back to Contents

ORGANIZATIONAL STRUCTURE

Principal operating subsidiary undertakings

As of December 31, 2003 InterContinental Hotels Group PLC was the beneficial owner of all (unless specified) of the equity share capital, either itself or through subsidiary undertakings, of the following companies. Unless stated otherwise, companies are incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom.

Corporate activities

Six Continents PLC (note a)

Hotels

InterContinental Hotels Limited (formerly Six Continents Hotels Limited)

InterContinental Hotels Group Operating Corporation (formerly Six Continents Hotels Operating Corporation, incorporated and operates principally in the United States)

InterContinental Hotels Group Services Company (formerly Six Continents Hotels Group Company)

InterContinental Hotels Group (UK) Limited (formerly Six Continents Hotels (UK) Limited)

Holiday Inn Limited

Soft Drinks

Britannia Soft Drinks Limited (50% Six Continents Investments Limited, 25% Whitbread PLC, 25% Allied Domecq PLC) (note b)

Britvic Soft Drinks Limited (90% Britannia Soft Drinks Limited, 10% PepsiCo Holdings Limited)

Robinsons Soft Drinks Limited (100% Britannia Soft Drinks Limited)

a	Shares held directly by InterContinental Hotels Group PLC.
b
At December 31, 2003, the Group held a majority of voting rights (50% plus one ordinary share) in Britannia Soft Drinks Limited. The shareholdings in BSD have been revised subsequent to the year end following the signing of the EBA and the Group now holds a 47% voting investment in, and exercises dominant influence over BSD, which is, accordingly, treated as a subsidiary.

c	A list of subsidiary companies as of December 31, 2003 is filed as exhibit 8 to this Annual Report.

PROPERTY, PLANTS AND EQUIPMENT

Group companies own and lease properties throughout the world. The table below analyzes the net book value of land and buildings at December 31, 2003 by division and geographic segment. Approximately 70% of the properties by value were directly owned, with 28% held under leases having a term of 50 years or longer.

Net book value of land and buildings as at December 31, 2003	United Kingdom	Rest of Europe, the Middle East and Africa	United States	Rest of World	Total

	(£ million)
Hotels	1,004	877	509	380	2,770
Soft Drinks	66	—	—	—	66

Total	1,070	877	509	380	2,836

Back to Contents

Group properties include hotels and soft drinks production facilities. Approximately 52% of Hotels property values relate to the top 20 O&L hotels (in terms of value) of a total of 171 hotels, with an individual net book value range of £40 million to £212 million.

Property has been written down in the 15 months ended December 31, 2003 by £73 million following an impairment review of the hotel estate. The impairment has been measured by reference to the value of income-generating units, using either the higher of value in use or estimated recoverable amount. The discount rate used for value in use calculations was 11.4%.

Following the Separation, IHG undertook a detailed review of its owned and leased portfolio to identify opportunities to lower capital intensity. IHG’s policy is that assets will only be owned if they have strategic value or generate superior returns. IHG has now developed plans for each owned asset taking into account a wide range of different criteria including, where relevant, the state of the local market and readiness of the asset to be sold. IHG currently estimates that the disposal program will involve the further sale of assets with a net book value of between £800 million and £1 billion. The scale and complexity of the program means it will take some considerable time to complete. The disposal program is subject to no significant adverse changes arising in market conditions.

IHG has invested in a major refurbishment program at some of its leading InterContinental properties. (See “Item 4. Information on the Company – Acquisitions, Dispositions and Capital Expenditure”).

ENVIRONMENT

IHG is committed to all its operating companies having a responsibility to act in a way that respects the environment in which they operate. The Group’s hotels operate in nearly 100 countries and territories and its strong presence in the US and EU markets mean that it is affected by and is familiar with highly developed environmental laws and controls. IHG regularly considers environmental matters and seeks to embed good practice into its business strategies and operations. IHG was awarded membership of both the FTSE 4 Good Index Series and the Dow Jones Sustainability Index in 2003.

Group companies incur expenditure on technical advice, services and equipment in addressing the environmental laws and regulations enacted in the countries in which they operate. In 2003, such expenditure was not material in the context of their financial results.

It is not possible to forecast the overall Group expenditure to comply with environmental laws and regulations; this reflects the difficulty in assessing the risk of environmental accidents and the changing nature of laws and regulations. IHG expects, however, that it should be in a position to control such expenditure so that, although it may be considerable, it will be unlikely to have a material adverse effect on the Group’s financial position or results of operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

On April 15, 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC, comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc, comprising the Retail and Standard Commercial Property Developments businesses. The Separation was accounted for under the principles of merger accounting which apply in the context of such group reconstructions. This Operating and Financial Review focuses on the performance of the continuing operations of the Group following the Separation.

Change in accounting year end

In order to bring the reporting timetable in line with the majority of comparable European and US hotel companies, IHG has changed its financial year end from September 30 to December 31. The latest statutory financial period covered by the Financial Statements is therefore the 15 months ended December 31, 2003. IHG is including in this document an unaudited profit and loss account for the 12 months ended December 31, 2003 and unaudited comparatives for the 12 months ended December 31, 2002. This “Item 5. Operating and Financial Review and Prospects” principally comments on results for the 12 months ended December 31, 2003, as the 12 month period ending December 31 will be the relevant reporting period going forward.

Back to Contents

Business and Overview

The Group operates hotels in nearly 100 countries and territories. The Group operates, manages and franchises six separate brand names and has over 3,500 hotels with over 535,000 rooms. The Group owns a significant interest in Britvic, the UK’s second largest manufacturer of soft drinks (measured by volume) which over the past five years has built a portfolio of brands addressing all sectors of the soft drinks market. Following the announcement in October 2002 of the Separation, the Hotels Division initiated action in four key areas in order to improve operating performance: (1) a redesign of the organization to align it behind the strategic priorities and to increase the speed of decision making; (2) changes to the management to ensure the right people are in the right jobs; (3) reduction of the cost base by eliminating unnecessary work and streamlining processes; and (4) optimization of capital deployment through a rigorous hotel by hotel review to determine appropriate levels of ownership and capital expenditure.

The organization review coincided with a difficult period for the hotel industry. Sluggish economies around the world, the threat of war in Iraq followed by war, the outbreak of SARS and the reluctance of Americans to travel abroad, contributed to the difficulties. The combination of the actions taken, together with a small improvement in trading conditions in some markets for the second half of 2003, led to some improvement in operating performance in the latter half of 2003.

The performance of the business is evaluated primarily on a segmental basis. Our segmental results are shown before allocation of central costs, interest expense, interest income and income taxes. Because of the fundamental reorganization that has taken place in the business over the past 15 months, it has not been practicable to restate the segmental information for the year ended September 30, 2001 on the segmental basis presented for the 15 months ended December 31, 2003 and for the year ended September 30, 2002.

The Group believes the period-over-period movement in revenue per available room (“RevPAR”) to be a meaningful indicator for the performance of the Group’s owned and leased hotels.

CRITICAL ACCOUNTING POLICIES UNDER UK GAAP AND US GAAP

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expense during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those relating to revenue recognition, bad debts, inventories, investments, property, plant and equipment, goodwill and intangible assets, income taxes, financing operations, frequent guest program liability, self-insurance claims payable, restructuring costs, retirement benefits and contingencies and litigation.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The Group’s critical accounting policies are set out below.

Revenue Recognition

Revenue is derived from the following sources: (1) owned and leased properties; (2) management and franchise fees; (3) sales of soft drinks; and (4) other revenues which are ancillary to the Group’s operations. Generally, revenue represents sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business and is recognized when services have been rendered. The following is a description of the composition of revenues of the Group.

Owned and leased hotels – revenue primarily derived from hotel operations, including the rental of rooms and food and beverage sales from a worldwide network of owned and leased hotels operated primarily under the Group’s proprietary brand names. Revenue is recognized when rooms are occupied and food and beverage is sold. These revenues are impacted by global economic conditions as well as relative market share of the local competitive set of hotels.

Management fees – fees earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and

Back to Contents

an incentive fee, which is generally based on the hotels’ profitability. Revenue is recognized when earned. These revenues are impacted by global economic conditions as well as competition from other hotel management companies.

Franchise fees – fees received in connection with the franchise of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of rooms revenue. Revenue is recognized when earned. These revenues are impacted by global economic conditions as well as competition from other hotel franchise companies.

Soft Drinks – sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business.

Loyalty program

Priority Club Rewards enables members to earn points during each stay at an InterContinental Group hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in creditors less than, and greater than, one year in the consolidated balance sheets in the Consolidated Financial Statements and is estimated using actuarial methods based on statistical formulas that project timing of future point redemption based on historical levels to give eventual redemption rates and points values. The cost to operate the program is funded through hotel assessments.

Tangible and Intangible Assets

(i)	Goodwill and other Intangible assets

Purchased goodwill and intangible assets are capitalized as intangible assets and amortized over their anticipated life.

Under UK GAAP, prior to October 1, 1998, goodwill arising on acquisitions was written off directly to reserves. Since October 1, 1998, acquired goodwill has been capitalized and amortized over a period not exceeding 20 years. On disposal of a business, the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off to reserves. Under US GAAP, goodwill arising on acquisitions prior to July 1, 2001 was capitalized and amortized over its estimated useful life, not exceeding 40 years. For the purposes of US GAAP, the Group adopted Financial Accounting Standard (“FAS”) 142 ‘Goodwill and Other Intangible Assets’ on October 1, 2002 and from that date, goodwill including that which arose in the period from July 1, 2001 to October 1, 2002 is not amortized but reviewed annually for impairment.

Under US GAAP, separately identified intangible assets arising on acquisitions are capitalized and amortized over their useful lives. Under UK GAAP, these assets are included within goodwill.

The Company uses a discounted cash flow model to test indefinite life intangibles for impairment on an annual basis. The discounted cash flow model requires assumptions about the timing and amount of net cash inflows, economic projections, cost of capital and terminal values. Each of these can significantly affect the value of indefinite life intangibles.

The Company tests identified intangible assets with defined useful lives by comparing the carrying value to the sum of undiscounted cash flows expected to be generated by the asset.

(ii)	Impairment of tangible fixed assets

Under UK GAAP and US GAAP the carrying value of both tangible and finite lived intangible fixed assets are assessed for indicators of impairment. The Company evaluates the carrying value of its long-lived assets based on its plans, at the time, for such assets and such qualitative factors as future development in the surrounding area, status of expected local competition and projected capital expenditure plans. Changes to the Company’s plans, including decisions to dispose of or change the intended use of an asset, can have a material impact on the carrying value of the asset.

In circumstances where indicators of impairment exist, under UK GAAP, the carrying value of an income-generating unit (“IGU”) is assessed by reference to the greater of value in use, which is defined as the present value of discounted cashflows, and net realizable value. The outcome of such an assessment is subjective, and the result sensitive to the discount rates applied in calculating the value in use, which will be dependent on the type of asset and its location. Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve

Back to Contents

relating to the impaired assets in that income-generating unit with any excess being charged to the profit and loss account. Under US GAAP, the assessment of an IGU’s carrying value is by reference in the first instance to undiscounted cashflows. To the extent that undiscounted cashflows do not support carrying value, the fair value of assets must be calculated and the difference to the current carrying value charged to the profit and loss account.

During 2003, under UK GAAP, the Company recorded an impairment of its tangible fixed assets of £73 million, all of which relates to Hotels and represents 2% of the total carrying value of tangible fixed assets. This was recorded as a £51 million charge against operating profit and £22 million reversing previous revaluation gains. For the purposes of US GAAP, the Company recorded an impairment of its tangible fixed assets of £6 million, all of which relates to a small number of short leasehold hotels.

Under UK GAAP and US GAAP the Group reviews its fixed asset investments on an annual basis by comparing the carrying value to current market value in cases where the investment is traded on a public exchange. During 2003, the Group recorded provisions against fixed asset investments primarily comprising a charge for diminution in value of the Group’s interest in FelCor Lodging Trust Inc. a US hotel real estate investment trust. This charge reflects the directors’ view that the value of the investment is equivalent to market value at December 31, 2003.

OPERATING RESULTS

Accounting Principles

The following discussion and analysis is based on the Consolidated Financial Statements of the Group, which are prepared in accordance with UK GAAP. The principal differences between UK GAAP and US GAAP as they relate to the Group are discussed in Note 32 of Notes to the Financial Statements.

UK Urgent Issues Task Force (“UITF”) Abstract 38 ‘Accounting for ESOP Trusts’ has been applied for the first time in the period ended December 31, 2003. UITF 38 requires that ESOP shares should be deducted from shareholders’ funds rather then being shown as an asset and requires a profit and loss account charge in respect of all share awards issued at a discount to the market price on the award date. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The effect has been to decrease the Group’s net assets by £31 million as at September 30, 2002 with no impact on the profit and loss accounts for the 12 months ended September 30, 2002 and 2001.

Other than the above, the Consolidated Financial Statements have been prepared using accounting policies unchanged from the previous year.

For the 15 months ended December 31, 2003 the results include exceptional items totaling £400 million – see “15 months ended December 31, 2003 Compared to fiscal 2002 – Exceptional Items” below. Fiscal 2002 results include exceptional items totaling a net charge of £24 million and fiscal 2001 results include exceptional items totaling a net charge of £41 million. For the comparability for the periods presented, some performance indicators in this Operating and Financial Review and Prospects discussion have been calculated after eliminating these exceptional items. Such indicators are prefixed with “adjusted”. A reconciliation to the amounts under UK GAAP including such exceptional items is included in Note 9 of Notes to the Financial Statements.

Back to Contents

15 months ended December 2003 Compared with Fiscal 2002

GROUP RESULTS	15 months ended December 31, 2003	Year ended September 30, 2002	12 months ended December 31, 2003	12 months ended December 31, 2002	3 months ended December 31, 2002

	(£ million)
Turnover:
Hotels	1,870	1,532	1,487	1,538	383
Soft Drinks	820	602	674	611	146

Turnover from continuing operations	2,690	2,134	2,161	2,149	529
Discontinued operations	793	1,481	451	1,486	342

Total turnover	3,483	3,615	2,612	3,635	871

Operating profit before exceptional items from continuing operations:
Hotels	251	266	203	252	48
Soft Drinks	95	63	83	68	12

Total operating profit before exceptional items from continuing operations	346	329	286	320	60
Operating exceptional items	(51)	(77)	(51)	(77)	—

Operating profit after exceptional items from continuing operations	295	252	235	243	60
Discontinued operations	137	289	85	281	52

Total operating profit	432	541	320	524	112

Exceptional items:
Continuing operations:
Cost of fundamental reorganization	(67)	—	(67)	—	—
Separation costs	(51)	(4)	(48)	(4)	(3)
Profit on disposal of tangible fixed assets	4	2	4	2	—
Provision against fixed asset investments	(56)	—	(56)	—	—
Discontinued operations:
Separation costs	(41)	—	(41)	—	—
Loss on disposal of tangible fixed assets	(2)	(2)	(2)	(2)	—
Profit on disposal of Bass Brewers	—	57	—	57	—

Profit on ordinary activities before interest	219	594	110	577	109

Group turnover from continuing operations for the 15 months ended December 31, 2003 was £2,690 million (£2,134 million for the year ended September 30, 2002). Excluding the effect of the longer period ended December 31, 2003, the results reflected the downturn in economic conditions within Hotels offset by a strong performance from Soft Drinks, due in part to the summer trading conditions.

Profit on ordinary activities before interest and exceptional items from continuing operations for the 15 months ended December 31, 2003 was £346 million (£329 million for the year ended September 30, 2002), reflecting the downturn in economic conditions noted above, offset to some extent by cost savings in Hotels from the reorganization review and strong performance from Soft Drinks.

Exceptional items for the 15 months ended December 31, 2003 after tax totaled £336 million and included an operating exceptional item of £51 million and non-operating exceptional items totaled £213 million. Details of the exceptional items are outlined under the heading “Exceptional Items” below.

Group net cash flow for the 15 months ended December 31, 2003 was an outflow of £22 million (outflow of £305 million for the year ended September 30, 2002). Cash inflow from operations for the 15 months ended December 31, 2003 was £795 million, up £75 million from the year ended September 30, 2002. Increased non-operating outflows during the 15 months ended December 31, 2003 included a £136 million premium on the early settlement of debt and £66 million of Separation costs. These items were offset by a £173 million decrease in expenditure on tangible fixed assets and a £131 million increase in proceeds from the sale of tangible fixed assets.

Back to Contents

Basic earnings per share for the 15 months ended December 31, 2003 was 2.6p (62.5p for the year ended September 30, 2002). Adjusted earnings per share, after eliminating the effect of exceptional items, was 48.4p for the 15 months ended December 31, 2003 (51.4p for the year ended September 30, 2002). Dividends for the 15 months ended December 31, 2003 were 21.15p per share. A reconciliation of actual to adjusted earnings per share is set out in Note 9 of Notes to the Financial Statements.

In conjunction with the Separation, the Group reorganized its debt financing. As a result, the majority of the Group’s existing debt was repaid and new facilities put in place for IHG. Subsequently, IHG issued €600 million of Guaranteed Notes.

Subsequent to year end the Group has commenced an on-market share repurchase program. See “Liquidity and Capital Resources – Sources of Liquidity”.

Exceptional Items

Following a review of the hotel estate, tangible fixed assets were written down by £73 million. £51 million has been charged as an operating exceptional item and £22 million reverses previous revaluation gains.

Provisions against fixed asset investments of £56 million primarily comprises a charge for diminution in the value of the Group’s interest in FelCor Lodging Trust Inc., a US hotel real estate investment trust. This charge reflects the directors’ view that the value of the investment is equivalent to market value at December 31, 2003.

A charge of £67 million was incurred related to the fundamental reorganization in Hotels.

The Group incurred £228 million of non-operating exceptional costs before tax associated with the Separation. The total cost of the Separation was £124 million. Of this figure, £4 million was charged in 2002 and £28 million related to bank facility fees that will be amortized to profit over the period of the facility. IHG’s share of the non-facility fee element of costs is £51 million, and of the facility fees is £13 million. A premium of £136 million was paid on the repayment of the Group’s EMTN loans and £250 million 10 3/8% debenture in January and February 2003, respectively.

These operating and non-operating exceptional items, together with their related tax credits, have been excluded in the calculation of adjusted earnings per share.

Net Interest

During the 15 months ended December 31, 2003, the majority of the Group’s debt funding was refinanced. This involved the repayment of most of the existing debt, establishment of new debt facilities and the issuance of €600 million Guaranteed Notes.

The net interest charge for the 15 months ended December 31, 2003 was £47 million compared to £60 million for the year ended September 30, 2002. The reduction in the interest charge was principally due to a weaker US dollar, lower average interest rates and lower average debt levels.

Taxation

Excluding the impact of exceptional items, the Group’s tax charge for the 15 months ended December 31, 2003 represented an effective rate of 10.8%, compared with 28.1% for the year ended September 30, 2002. The equivalent effective rate (excluding exceptional items) for IHG, excluding MAB, was 3.3% for the 15 months ended December 31, 2003 compared with 24.6% for the year ended September 30, 2002. The rates were substantially lower in 2003 due to the impact of provision releases relating to tax matters which were settled during the year or in respect of which the relevant statutory limitation period expired.

Excluding the effect of exceptional items and prior year items, the Group’s tax rate for the 15 months ended December 31, 2003 was 35.9% (35.8% for the year ended September 30, 2002). The equivalent rate excluding MAB was 36.5% for the 15 months ended December 31, 2003 and for the year ended September 30, 2002 38.4%. The difference from the UK statutory rate of 30.0% arose primarily due to overseas profits being taxed at rates higher than the UK statutory rate.

Earnings and Dividends

Earnings per share for fiscal 2002 have been restated using the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC and Six Continents PLC adjusted to equivalent shares of InterContinental Hotels Group PLC.

Back to Contents

For the 15 months ended December 31, 2003, earnings available for shareholders totaled £19 million, compared with £457 million for the year ended September 30, 2002. The equivalent earnings per share were 2.6p and 62.5p, respectively.

Earnings per share for the 15 months ended December 31, 2003 and the year ended 30 September 2002, adjusted to eliminate the distorting effect of exceptional items, were 48.4p and 51.4p, respectively. A reconciliation of actual to adjusted earnings per share is set out in Note 9 of Notes to the Financial Statements.

The board has proposed a final dividend of 9.45p per share, bringing the total dividend since Separation to 13.5p per share in line with the expected amount referred to in the 2002 Six Continents Annual Report on Form 20-F.

Cash flow and Capital Expenditure

The Group’s operating cash flow for the 15 months ended December 31, 2003 increased by £340 million to £547 million from £207 million for the year ended September 30, 2002. Group net capital expenditure was down £265 million to £248 million; including £265 million of proceeds from the sale of tangible assets for the 15 months ended December 31, 2003 (£134 million for the year ended September 30, 2002).

Net interest paid fell £32 million to £30 million for the 15 months ended December 31, 2003, from £62 million for the year ended September 30, 2002.

The reduction in tax paid of £127 million reflects, principally, tax repayments received during the period and the impact of exceptional costs.

Highlights for the 12 months ended December 31, 2003

The results for the period reflect activity for the 15 months ended December 31, 2003 including the discontinued operations of MAB for the period up until Separation. Given the scale of the events surrounding the Separation, the audited consolidated financial statements do not readily facilitate an understanding of the continuing operations of IHG on a stand alone basis. The Company has, therefore, prepared unaudited financial information which shows the results for the Group as if IHG had been independent and operating under the financing and taxation structure put in place at the time of the Separation for the 12 months ended December 31, 2003 and 2002. This financial information comprises the results of those businesses that form IHG following the Separation. Because of the nature of this financial information, it cannot give a complete picture of the financial position of the Group. The information is provided as guidance only and should not be viewed as a substitute for the audited consolidated financial statements; it is not audited. Significant changes were also made to the financing structure of the Group as part of the Separation, making the Group results difficult to compare year-on-year. The financial information therefore represents the Group results as reported but after excluding the results of MAB and after having been adjusted to reflect the changes made to the financing and taxation structure as part of the Separation, on the assumption that this structure had been in place since October 1, 2001. The financial information has been prepared using accounting policies consistent with those used in the Group financial statements.

Back to Contents

	12 months ended December 31
Hotel results	2003	2002	Change %

	(£ million)
Turnover:
Americas	525	569	(8)
EMEA	807	800	1
Asia Pacific	114	128	(11)
Central	41	41	—

	1,487	1,538	(3)

Operating profit before exceptional items:
Americas	161	173	(7)
EMEA	92	120	(23)
Asia Pacific	12	26	(54)
Central	(65)	(80)	(19)

	200	239	(16)
Corporate recharges (1)	3	13	(77)

	203	252	(19)

(1)
Corporate recharges totalled £3 million for the 12 months ended December 31, 2003 (£13 million for the 12 months ended December 31, 2002). These adjustments relate principally to charges to MAB and pension credits.

Turnover. Hotels turnover decreased £51 million (3.3%) from £1,538 million for the 12 months ended December 31, 2002, to £1,487 million for the 12 months ended December 31, 2003. While revenue rose £7 million (0.9%) in EMEA, the Americas and Asia Pacific were negatively impacted by exchange rate movements. The decline of the US dollar against sterling by 9.7% from the first to fourth quarters resulted in sterling reported turnover in the Americas finishing the 12 months down 7.7% and Asia Pacific down 10.9%.

Operating profit. Hotels operating profit before exceptional items for the 12 months ended December 31, 2003 was £200 million, down 16.3% (12 months ended December 31, 2002 £239 million). Trading was depressed in the first and second quarters by the threat and then outbreak of the war in Iraq and the outbreak of SARS in Asia and Canada. The weakening of the US dollar against sterling had a negative impact in the second half of the year in the Americas. In EMEA the owned and leased estate was negatively impacted by the combined effects of pre-opening costs, hotels opening towards the end of the period, and increased depreciation charges associated with prior year refurbishments. A reduction in overheads primarily driven from the reorganization review helped to offset some of the profit declines.

Back to Contents

Americas
	12 months ended December 31
	2003	2002	Change %

	($ million)
Turnover:
Owned and leased	481	481	—
Managed	46	51	(10)
Franchised	327	325	1

	854	857	—

Operating profit before exceptional items:
Owned and leased	32	38	(16)
Managed	7	11	(36)
Franchised	279	269	4

	318	318	—
Regional overheads	(56)	(58)	(3)

Total ($ million)	262	260	1

Sterling equivalent (£ million) (1)	161	173	(7)

(1)	The results have been translated into pounds sterling at weighted average rates of exchange for the year. The translation rates are fiscal 2003: £1=$1.62 (2002: £1=$1.48).

Operating profit before exceptional items for the Americas region for the 12 months ended December 31, 2003 of $262 million, marginally ahead of 2002 ($260 million 12 months ended December 31, 2002). The weakening of the US dollar against sterling had a negative impact in the second half of the year on sterling reported results and the Americas finished the 12 months ended December 31, 2003 with operating profit before exceptional items in sterling of £161 million, down 7% from the 12 months ended December 31, 2002. Total Americas overheads including direct costs, were down 10%, with the separately disclosed regional overheads down 3% reflecting implementation of initiatives arising from the reorganization review.

RevPAR performance in the franchised estate finished the 12 months ended December 31, 2003 0.3% down from the prior year at $46.61. The war in Iraq in the first half of the year contributed to the decline. In the third and fourth quarters, as a result of an improvement in domestic travel, the franchised estate recorded 1.5% and 2.7% RevPAR growth respectively. All brands recorded a stronger second half to the year, with InterContinental, Express and Staybridge Suite franchises all recording over 3.5% year-on-year growth for the second six months.

RevPAR growth in the owned and managed estates followed a similar trend with the second half of the year significantly up on the first. The InterContinental owned estate, with its major gateway city exposure, grew year-on-year in each quarter as stability returned to the travel market. The InterContinental hotels in Chicago, New York, San Francisco and Miami all recorded strong growth in the second half of the year. In July 2003, IHG sold 16 Staybridge Suites to HPT for $185 million, retaining management and branding.

Managed results include the full profit and loss account for certain properties where IHG is responsible for the underlying operations. Operating profit before exceptional items in the managed estate fell due to RevPAR declines in the managed InterContinental and Crowne Plaza estates in North and Latin America, and the agreed payments made to HPT under our management contract. In September, HPT converted 14 additional suite hotels to IHG’s Staybridge Suite brand and management.

Back to Contents

EMEA
	12 months ended December 31
	2003	2002	Change %

	(£ million)
Turnover:
Owned and leased	746	739	1
Managed	38	37	3
Franchised	23	24	(4)

	807	800	1

Operating profit before exceptional items:
Owned and leased	77	115	(33)
Managed	19	21	(10)
Franchised	18	14	29

	114	150	(24)
Regional overheads	(22)	(30)	(27)

Total	92	120	(23)

The managed and franchised estate in EMEA opened 40 hotels with over 6,500 rooms. Of these hotels, 78% were new build. As at December 31, 2003, there were a further 96 hotels with over 18,000 rooms signed and under development.

Turnover in EMEA totalled £807 million for the 12 months ended December 31, 2003, an increase of £7 million on 2002. Owned and leased turnover grew by £7 million with the reopening during the year of the refurbished InterContinental Le Grand Paris, and the opening of the newly built Crowne Plaza Brussels Airport, Holiday Inn Paris Disney, and three Express hotels in Germany. EMEA operating profit before exceptional items totalled £92 million for the 12 months ended December 31, 2003. The conversion of revenue to operating profit was depressed by the owned and leased estate, where the combined effects of pre-opening costs, hotels opening towards the end of the period, and increased depreciation charges associated with prior year refurbishment, all negatively impacted costs. Regional overheads fell £8 million to £22 million for the 12 months ended December 31, 2003 (£30 million for the 12 months ended December 31, 2002) as a result of the reorganization initiatives.

RevPAR in the region for the 12 months ended December 31, 2003 was 0.7% lower than the prior 12 months at $56.36. The trend in the first half of the year was similar to that experienced in the Americas, with trading primarily depressed by the threat and then outbreak of the war in Iraq. In the second half of the year the UK market showed signs of recovery, although the picture was less clear in Europe, with both the German and French markets experiencing mixed trading conditions.

The Holiday Inn UK estate recorded five consecutive months of RevPAR growth to finish the year up 2.3%, primarily driven by increased occupancy. The UK regions, with their domestic focus, recovered earlier than London and recorded seven consecutive months of growth. In London, December 2003 trading was particularly strong with the majority of the owned estate recording double digit RevPAR growth to end the month up 12.3%.

Across EMEA the InterContinental estate finished the year with an overall RevPAR decline of 5.7%. While the owned InterContinental estate finished down 8.0% due to its exposure to the main European gateways, the managed Middle East estate traded more positively with the comparable Middle East estate recording RevPAR growth of 2.7%.

Crowne Plaza finished the 12 months with RevPAR growth of 3.3% due to growth in the managed and franchised estates of 11.1% and 3.2% respectively. This performance was helped by the Middle East estate which finished the 12 months ended December 31, 2003 up 29.5%.

Back to Contents

Franchise turnover fell due to a fall in RevPAR and exchange rate movements, offset by growth in system size. Franchise profits grew primarily due to savings in franchise overheads realized as part of the organizational review.

During the year the InterContinental Le Grand Paris reopened after a full refurbishment to position the property at the top of the Paris market. The Holiday Inn Paris Disney opened, giving representation at one of Europe’s leading family leisure destinations and the Crowne Plaza Brussels Airport opened at the end of the year, giving the brand another defining asset at a major European airport.

Asia Pacific
	12 months ended December 31
	2003	2002	Change %

	($ million)
Turnover:
Owned and leased	154	156	(1)
Managed	26	30	(13)
Franchised	5	6	(17)

	185	192	(4)

Operating profit before exceptional items:
Owned and leased	18	27	(33)
Managed	15	24	(38)
Franchised	4	5	(20)

	37	56	(34)
Regional overheads	(18)	(17)	6

Total ($ million)	19	39	(51)

Sterling equivalent (£ million) (1)	12	26	(54)

(1)	The results have been translated into pounds sterling at weighted average rates of exchange for the year. The translation rates are fiscal 2003: £1=$1.62 (2002: £1=$1.48).

System growth continued in the region with a net increase of over 3,000 rooms operated under management agreements. Highlights of the new openings were five new InterContinental hotels in Thailand, Australia and India, and four Holiday Inns in Greater China. The new Holiday Inns in China brought the system size to 44 hotels. There are also 18 management agreements signed, but under development, which will extend IHG’s leadership in the key Greater China market.

Turnover in Asia Pacific for the 12 months ended December 31, 2003 was $185 million, down $7 million (4%) from the 12 months ended December 31, 2002. In addition to the impact of the war in Iraq, trading in Asia Pacific was depressed by the Bali bombing and the SARS outbreak.

Trading at the InterContinental Hong Kong fell sharply in March 2003 in connection with the outbreak of SARS, but recovery commenced in the third and fourth quarters. The opening of the award-winning Spoon restaurant in the InterContinental Hong Kong in October lifted non-rooms revenue. In Australia, the Rugby World Cup gave trading a boost in the second half of the year.

Initiatives to increase revenue within the region included the roll-out of local websites for China, Australia and New Zealand, and the opening of a Central Reservations Office based in Guangzhou, The People’s Republic Of China, supporting calls in Cantonese and Mandarin. The addition during the year of Air China as a Priority Club Rewards partner further strengthened our travel alliances in the region.

The region continues to explore innovative deal structures, and the Group was awarded the ‘Deal of the Year’ award at the 2003 Asia Pacific Hotel Investment conference for securing the management of the new InterContinental Bangkok and a neighbouring hotel to open as a Holiday Inn in 2005.

Back to Contents

Central

	12 months ended December 31
	2003	2002	Change %

	(£ million)
Turnover	41	41	—
Gross central costs	(106)	(121)	(12)

Net central costs (£ million)	(65)	(80)	(19)

Dollar equivalent ($ million) (1)	(105)	(121)	(13)

(1)	The results have been translated into US dollars at weighted average rates of exchange for the year. The translation rates are fiscal 2003: $1=£0.62 (2002: $1=£0.66).

Central overheads principally comprise the costs of global functions that were centralised following the reorganization review, reduced by Holidex fee income. The reduction in gross central costs from £121 million for the 12 months ended December 31, 2002 to £106 million for 2003, primarily reflects savings driven from the reorganization review.

Cash flow and Investment

Following the Separation, the Group undertook a detailed review of its owned and leased portfolio to identify opportunities to lower capital intensity. The Group’s strategy is that it will, in general, only own assets if they have strategic value or generate superior returns. The Group have now developed plans for each owned asset taking into account a wide range of different criteria, including where relevant the state of the local market and readiness of the asset to be sold. It is currently estimated that the disposal program will involve the further sale of assets with a net book value of between £800 million and £1 billion. The scale and complexity of the program means that it will take some considerable time to complete and is subject to there being no significant adverse changes in market conditions.

In the 12 months ended December 31, 2003 the Group completed sales of fixed assets with proceeds of £254 million with an overall gain on sale of £4 million. The Group is in active negotiations on further sales and has a pipeline of disposals.

In July 2003, the Group completed the sale of a 16 property Staybridge Suites portfolio to HPT, one of the largest US hotel real estate investment trusts, for $185 million. Investment had been made into the Staybridge Suites portfolio by the Group to enable rapid entry to the important US extended stay market. The disposal to HPT achieved a reduction in capital employed within the business while retaining management and branding of the hotels.

The Group’s strategic relationship with HPT expanded further with the conversion in September 2003 of 14 further HPT owned hotels to the Staybridge Suites brand.

The sale of the InterContinental London May Fair for £115 million was completed in September 2003. With an alternative property in London, and with this property in need of refurbishment, IHG took the opportunity to reduce capital intensity in the business at a favorable price in excess of £400,000 per room.

In October 2003, IHG announced the acquisition of the Candlewood Suites brand in the US for $15 million from Candlewood Hotel Corporation. This brand’s positioning in the midscale extended stay segment will complement Staybridge’s upscale positioning. Candlewood Suites is an established brand of purpose built hotels with 109 properties on average less than five years old. The major owner of Candlewood properties is HPT, which owned 64 properties at the time of announcement and which, in a related transaction, purchased an additional 12 properties. IHG will manage all 76 of HPT’s properties under 20-year agreements, with options to extend. The transaction concluded on December 31, 2003.

Back to Contents

Soft Drinks

	12 months ended December 31
	2003	2002	Change %

	(£ million)
Turnover	674	611	10
Operating profit	83	68	22

Soft Drinks continues to grow its market share in a number of key segments in which it operates. In addition to a strong investment program in its key brands, Soft Drinks is also committed to an active new product development program, which has recently brought additional success to the business through its J2O and Fruit Shoot brands. While this investment is driving top line revenue growth, Soft Drinks is also focused on effective cost and asset management to deliver an even higher level of earnings and Return on Capital Employed growth.

Turnover. As a result of favorable summer trading conditions the overall UK soft drinks market grew 8%. Soft Drinks turnover of £674 million was up 10% on the previous year. In the 12 months ended December 31, 2003, Soft Drinks grew its share of the carbonates market with Tango having an outstanding year, with volumes up 14%. Both Pepsi and 7UP also performed well with volumes up 3% and 6%, respectively. Following good performance in 2002, Robinsons continued to grow with sales excluding Fruit Shoot up a further 4% in 2003. Investment was made in further capacity to support the success of Fruit Shoot and J2O, with both brands leading their respective market segments with volume growth in 2003 of 54% and 95%, respectively.

Operating profit. The business continued its focus on effective cost control, which along with the increase in turnover, contributed to an overall operating profit before exceptional items increase of 22% to £83 million for the 12 months ended December 31, 2003.

Cash flow and Investment

Operating cash flow for the 12 months ended December 31, 2003 was £71 million. Capital expenditure of £55 million for the 12 months ended December 31, 2003 was driven by expansionary investment in additional Fruit Shoot and J2O production capacity, together with significant investment in a business transformation program. This, in addition to implementing new IT infrastructure, will significantly enhance operating efficiency.

Discontinued Operations – Mitchells and Butlers

The audited Group results for the 15 months ended December 31, 2003 includes MAB operations for the 28 weeks from October 1, 2002 until the Separation on April 15, 2003. For the year ended September 30, 2002 MAB results are included for the full fiscal year.

For the 28 weeks until Separation, turnover from MAB operations was £793 million, up 0.9% from the comparable period in the prior year (£786 million in the 28 weeks ended April 13, 2002). Underlying the 0.9% rise in turnover was a 1.0% fall in drink sales and a 2.7% rise in food sales. These comparisons were adversely affected by the timing of the important Easter trading period, which fell after the 28 week period in 2003 but within the 2002 trading period. MAB turnover for the year ended September 30, 2002 was £1,481 million.

MAB operating profit before exceptional items for the 28 weeks prior to the Separation was £137 million (£146 million in the 28 weeks ended April 13, 2002). Gross operating margins were maintained despite the different Easter period, higher employment and property costs arising from regulatory changes, and an increase in the pension charge. The reduction in operating profit was largely due to higher depreciation costs. MAB operating profit for the year ended September 30, 2002 was £289 million.

Operating cash flow generated by MAB was £152 million for the 28 weeks prior to the Separation (£72 million in the 28 weeks ended April 13, 2002). The improvement over the 28 weeks ended April 13, 2002 was attributable to a £64 million reduction in net capital expenditure and a favourable movement in working capital of £17 million. MAB operating cash flow for the year ended September 30, 2002 was £145 million.

Fiscal 2002 Compared with Fiscal 2001

Group

Total turnover fell by 10.4% from £4,033 million in fiscal 2001 to £3,615 million in fiscal 2002 (including turnover from MAB of £1,481 million compared to £1,560 million). Total operating profit before exceptional

Back to Contents

items of £618 million compared with £792 million in fiscal 2001 (including £289 million from MAB compared to £306 million in fiscal 2001). Profit before tax was £534 million in fiscal 2002, compared with £690 million in fiscal 2001; excluding exceptional items in both years, adjusted profit before tax was £558 million against £731 million in the previous year. Basic earnings per ordinary share was 62.5p compared with 60.6p in fiscal 2001; eliminating the impact of exceptional items, the adjusted earnings per ordinary share was 51.4p compared with 66.6p for fiscal 2001.

During fiscal 2002, Group turnover from continuing operations of £2,134 million fell by 13.7% on the previous year. Turnover in Hotels decreased 19.2% to £1,532 million in fiscal 2002. Soft Drinks turnover of £602 million was up 5.4% on fiscal 2001.

Operating profit from continuing operations and before exceptional items was £329 million against £486 million in fiscal 2001. Hotels operating profit before exceptional items was £262 million, down £165 million against fiscal 2001. Soft Drinks had a successful year with operating profit growth of over 10%.

The exceptional items before tax of £24 million included an operating exceptional item of £77 million and non-operating exceptional items totaling £53 million – see “Fiscal 2002 Compared with Fiscal 2001 – Exceptional Items” below. These operating and non-operating exceptional items have been excluded from the calculation of adjusted earnings per share.

Profit before tax was £534 million compared with £690 million in fiscal 2001; excluding exceptional items, profit before tax was £558 million against £733 million in the previous year. The taxation charge includes an exceptional credit of £114 million in respect of the release of over provisions for tax in respect of prior years, a charge of £10 million in relation to property disposals and a credit of £1 million in relation to Separation costs. Excluding the impact of exceptional items, the tax charge represented an effective tax rate of 28.1%, compared with (adjusted) 30.3% for fiscal 2001.

The Group operating cash inflow of £207 million was £91 million greater than in fiscal 2001. This increase was due to the reduced level of net capital expenditure for the Group’s continuing operations which reduced to £513 million from last year’s level of £868 million. Net debt at the end of the fiscal year amounted to £1,177 million, resulting in a balance sheet gearing ratio of 22.0%.

Hotels

It has not been possible to restate the fiscal 2001 hotels segmental information on a comparable basis to the fiscal 2003 and 2002 comparison above. Accordingly, to facilitate the comparison of fiscal 2002 with fiscal 2001 this section of the Operating and Financial Review and Prospects presents fiscal 2002 results on the basis of the 2001 presentation.

Turnover. Hotels turnover decreased by 17.0% from $2,726 million in fiscal 2001 to $2,262 million in fiscal 2002. Turnover comparisons to 2001 were distorted by two non-comparable items. First, the conversion of the Bristol hotels from operating leases to management contracts, effective in the main from July 1, 2001, and second, the inclusion of 12 months of turnover from the Posthouse business compared with only six months in fiscal 2001.

Operating profit. Operating profit before operating exceptional items fell to $387 million against $613 million in fiscal 2001 due to the full year impact of post September 11, 2001 trading and continued threat of terrorist activities and general economic downturn. In sterling terms, operating profit was £262 million against £427 million in 2001, a fall of 38.6%. The weighted average US dollar exchange rate to sterling for the year was $1.48 against $1.44 for fiscal 2001, which was marginally detrimental to the Group when its result was translated into sterling.

The operating mix of the varying business models (O&L, management contract and franchise) demonstrated some resilience to the difficult trading conditions, with the franchise and management contract income streams being less affected by the downturn than the O&L business. In the Americas, “drive versus fly” became a key factor in the face of reduced air travel, particularly in the first half of the year. The O&L estate saw a significant fall in operating profit, while the midscale franchise business operating profit was less affected. Upper upscale markets in major US cities suffered due to their dependence upon domestic and international airline travel, whereas the “drive to” midscale segment (where IHG’s franchise business is focused on Holiday Inn and Holiday Inn Express) performed better.

Back to Contents

The decline in international travel also impacted EMEA and, in particular, those key air travel gateway cities where IHG’s upper upscale hotel properties are concentrated: London, Paris and Amsterdam. Asia Pacific was also adversely affected by the reduction in international travel.

Americas. The Americas system size grew by 81 hotels and 6,435 rooms to 2,604 hotels with 373,322 rooms at the end of fiscal 2002. The increase in the Holiday Inn Express franchise system continued with another 88 properties added in the year, which more than offset a reduction in Holiday Inn rooms. The extended-stay brand, Staybridge Suites, also continued its expansion, with 11 hotels added in the year. Total Americas operating profit was $264 million compared with $345 million in fiscal 2001, a 23% decline.

The Americas region was the hardest hit by the events of September 11, 2001. RevPAR for the first six months of fiscal 2002 fell by 23% for InterContinental, 21% for Crowne Plaza, 12.8% for Holiday Inn, 3.7% for Holiday Inn Express and 11.2% for Staybridge Suites. The remainder of the year saw an improvement in RevPAR, and resulted in RevPAR for the full year being down 15.0% from the prior year for InterContinental, 14.7% for Crowne Plaza, 7.8% for Holiday Inn, 1.7% for Holiday Inn Express and 2.5% for Staybridge Suites.

Performance of the O&L estate in the Americas is heavily dependent upon profits from the upscale hotel properties in key cities. For the full year, RevPAR for the nine comparable O&L InterContinental hotels was down 12.7% from the prior year, with occupancy 0.2 percentage points higher and average daily rates 13.0% lower. The refurbishments of the New York, Chicago, Miami and San Francisco InterContinental hotels were substantially completed during fiscal 2002.

Crowne Plaza’s O&L hotels were impacted principally by the reduction in business, meeting and conference travel, driven by general weakness in the economy. Crowne Plaza also underperformed its competitive set partly due to a lack of distribution relative to principal branded competition in its segment. As a result, Crowne Plaza O&L RevPAR fell by 13.8% for 2002. Overall, the Americas O&L business made an operating profit of $23 million against $78 million in fiscal 2001.

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

In the O&L estate, InterContinental RevPAR (excluding the Paris Le Grand InterContinental) was down by 14.4% on fiscal 2001. The Paris Le Grand InterContinental closed in December 2001 for major refurbishment, while the InterContinental Madrid completed its refurbishment program during fiscal 2002.

The Holiday Inn O&L estate included the full year impact of the Posthouse hotels acquired in 2001. In the United Kingdom, RevPAR for the estate on a comparable basis fell by 9.9% as a consequence of the tough trading conditions, particularly in London which saw RevPAR declines of 20.7% on last year, due to the performance of the airport and central London hotels.

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

Back to Contents

Operating profit for the managed and franchised business was £27 million, down from £31 million in fiscal 2001. In the franchised estate, Holiday Inn RevPAR was marginally ahead of 2001 and Express grew by 8.4%, but upscale properties were impacted by global economic conditions and uncertainty in the Middle East.

Asia Pacific. Turnover of $191 million was 31.7% higher than in fiscal 2001, mainly due to the full year contribution from the InterContinental Hong Kong, acquired in August 2001. Asia Pacific operating profit was $36 million, compared with $26 million in fiscal 2001.

The events of September 11, 2001 particularly impacted the InterContinental Hong Kong, whose customer base of which includes a large international travel element. The Australian O&L hotels performed ahead of their competitive sets, although RevPAR was 6.5% down on the prior year with occupancy 3.6 percentage points lower, reflecting the poor economic conditions in the region.

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

Soft Drinks increased both its market share and operating profit. Robinsons’ volumes were up 13.0% on fiscal 2001. Pepsi volumes were up over 9% on fiscal 2001.

Operating profit. Strong business controls resulted in operating profit growth of over 10% to £63 million.

Cash flow and Investment. During the year, Soft Drinks made significant investment in new product development and increased its capacity for Fruit Shoot production. On August 14, 2002, Soft Drinks purchased the business and the rights in the United Kingdom and Republic of Ireland for Red Devil, an energy drink. Operating cash inflow was £77 million compared with £99 million in fiscal 2001, after capital expenditure of £31 million, up £3 million on fiscal 2001.

Discontinued Operations – Mitchells and Butlers

Total turnover fell by 5.1% from £1,560 million in fiscal 2001 to £1,481 million in fiscal 2002. Underlying this decline was the sale in 2001 of 988 pubs to Nomura. Total operating profit before exceptional items was down 5.5% to £289 million.

Cash flow and investment. MAB generated an operating cash inflow of £145 million in fiscal 2002 after net capital expenditure of £226 million. During the year, £163 million was spent on outlet acquisitions, conversions and expansion, which included £55 million on conversion of the former Allied Domecq pubs to MAB brands and formats.

Exceptional Items

Tangible fixed assets were written down by £113 million following an impairment review of the hotel estate; £77 million was charged as an operating exceptional item and £36 million reversed previous revaluation gains. Non-operating exceptional items of £57 million included the release of £48 million of disposal provisions

Back to Contents

no longer required and the receipt of £9 million in respect of the finalization of completion accounts issues, both of which related to the disposal of Bass Brewers in August 2000. In addition, £4 million was charged for costs incurred to September 30, 2002, in evaluating the Separation proposals announced by the board on October 1, 2002.

The taxation charge included an exceptional credit of £114 million in respect of the release of tax provisions from prior years, a charge of £10 million in relation to property disposals, and a credit of £1 million in relation to the Separation costs referred to above.

Net Interest

The net interest charge was £60 million compared to £59 million in fiscal 2001. The effect of a higher level of net debt was offset by lower average interest rates, a weaker US dollar exchange rate against sterling and the impact of translation hedging as set out below.

The use of interest rate and currency swaps for hedging purposes reduced the Group’s interest charge by a net £19 million, representing the difference between sterling deposit rates and US dollar, euro or Australian dollar borrowing rates, together with the additional interest payable under the interest rate swaps.

Taxation

Excluding the impact of the exceptional items, the tax charge represents an effective rate of 28.1%, compared with 30.3% for fiscal 2001.

Excluding the effect of exceptional items and prior year items, the Group’s tax rate was 35.8%. The difference from the UK statutory rate of 30.0% arose primarily due to overseas profits being taxed at rates higher than the UK statutory rate.

Earnings and Dividends

Earnings totaled £457 million in fiscal 2002, compared with £443 million in fiscal 2001, and the equivalent basic earnings per share, restated to reflect an equivalent number of IHG shares, were 62.5p and 60.6p, respectively.

A final Six Continents PLC dividend of 24.6p per share was declared on February 13, 2003, bringing the total dividend for 2002 to 35.3p. When restated to reflect an equivalent number of IHG shares, the total dividend for 2002 totaled 41.7p.

Cash Flow and Capital Expenditure

Operating cash inflow of £207 million was £91 million higher than cash inflow for fiscal 2001 of £116 million. This reflected a much lower level of net capital expenditure in the fiscal year, which decreased from £868 million in fiscal 2001 to £513 million in fiscal 2002. Hotels net capital expenditure was £348 million lower than in fiscal 2001, due in part to the fact that fiscal 2001 included the acquisition of the InterContinental Hong Kong for $346 million. MAB’s net capital expenditure of £227 million included £163 million in respect of outlet acquisitions, conversions and expansion which included £55 million on conversion of the former Allied Domecq pubs to MAB brands and formats.

Payment of interest, dividends and taxation of £497 million was £16 million lower than in fiscal 2001. Net debt at September 30, 2002, was £1,177 million, compared with £1,001 million at the start of the fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

IHG’s policy is to maintain a combination of medium-term and long-term capital market borrowings and committed bank facilities to ensure that it has sufficient financial resources to meet its medium-term funding requirements. At December 31, 2003, net debt was £569 million and gearing (net debt expressed as a percentage of shareholders’ funds) was 22%. Long-term borrowing requirements were met through Guaranteed Notes denominated in euro. Short-term and medium-term borrowing requirements are principally met from drawing under committed bank facilities. At December 31, 2003, committed bank facilities amounted to £962 million and uncommitted facilities to £80 million; of these total facilities, only £559 million was utilized. At December 31, 2003 gross debt (including currency swaps) amounted to £1,935 million, comprising £952 million of US dollar

Back to Contents

borrowings, £24 million of sterling borrowings, £772 million of euro borrowings, £84 million of Hong Kong dollar borrowings and the remainder denominated in a variety of other currencies (after the effect of currency swaps).

The Group also held short-term deposits and investments (including currency swaps) at December 31, 2003 amounting to £1,366 million. Credit risk on treasury transactions is minimized by operating a policy on investment of surplus funds that generally restricts counterparties to those with an A credit rating or better or those providing adequate security. Limits are also set on the amounts invested with individual counterparties. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations

The Group continues to comply with all of the financial covenants in its loan documentation, none of which represents a material restriction on funding or investment policy in the foreseeable future.

Details of exchange and interest rate risk and financial instruments are disclosed in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Cash From Operating Activities

Cash flow from operating activities is the principal source of cash used to fund the ongoing operating expenses, interest payments, maintenance capital expenditure and dividend payments of the Group. The Group believes that the requirements of its existing business and future investment can be met from cash generated internally, disposition of assets and businesses and external finance expected to be available to it.

Cash Used for Investing Activities

Subsequent to the year end the Group commenced an on-market share repurchase program of up to £250 million, representing approximately 6% of the issued share capital. The precise timing of purchases and length of the program will be dependent upon, among other things, market conditions. Purchases have commenced under the existing authority from shareholders, which is subject to renewal at the next Annual General Meeting. Any shares repurchased under this program will be cancelled.

As of December 31, 2003, the Group had committed contractual capital expenditure of £63 million. Contracts for expenditure on fixed assets are not authorized by the directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.

The Group intends to invest approximately £300 million net capital expenditure in 2004. This level of capital expenditure is reviewed regularly during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations.

Contractual Obligations

The Company had the following contractual obligations outstanding as of December 31, 2003:

	Total amounts committed	Less than 1 year	1-3 years	3-5 years	After 5 years

	(£ million)
Long-term debt	1,001	13	494	62	432
Operating lease obligations	1,068	50	91	74	853
Other long-term obligations (1)	49	25	24	—	—
Capital contracts placed	63	63	—	—	—

	2,181	151	609	136	1,285

(1)	Other long-term obligations includes credit balances on currency swaps, interest rate swaps, and pension obligations.

The Company may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £88 million. It is the view of the directors that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such guarantees are not expected to result in financial loss to the Group.

Back to Contents

As of December 31, 2003, the Group had outstanding letters of credit of £18 million mainly relating to self-insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2003, the Group was a guarantor of loans which could amount to a maximum of £18 million.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. The Company believes that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such warranties are not expected to result in financial loss to the Group.

Pension Plan Commitments

In April 2003, MAB became the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan. Approximately 30% of the assets and liabilities of these Plans were transferred to the new InterContinental Hotels UK Pension Plan and the Britvic Pension Plan, which were established with effect from April 1, 2003. The defined benefits sections of both Plans are closed to new members.

Both of these Plans were formally valued as at April 1, 2003 in order for the actuary to make recommendations regarding future service contribution requirements. For the InterContinental Hotels Plan in the year ending December 31, 2004, the employer contribution rates were set out at 10.8% and 25.7% of pensionable earnings of the members of the main and executive defined benefit sections respectively. For the Britvic Plan the rates were set at 11.3% and 30.5% respectively.

Additional Group contributions of £4.5 million to the InterContinental Hotels Plan and £8.0 million to the Britvic Plan were paid in April 2003. A further £1.0 million was paid into the Britvic Plan in January 2004.

The initial valuations did not cover the past service funding position, which will be considered at the next formal actuarial valuations as at April 1, 2004. Informal figures determined by the actuary as at December 31, 2003 showed the InterContinental Hotels Plan’s defined benefits to be 120% funded on the statutory minimum funding requirement (“MFR”) basis and 85% funded (representing a £21 million deficit) on an ongoing basis. The comparable figures for the Britvic Plan’s defined benefits were 127% funded on the MFR basis and 87% funded (representing a £34 million deficit) on an ongoing basis. Future funding requirements will be determined on a triennial basis following actuarial valuations.

The Company also maintains the US-based Inter-Continental Hotels Pension Plan. The Plan is closed to new members and pensionable service no longer accrues for current employee members. As at December 31, 2003 the assets at market value were $85 million and the liabilities (on a FAS 87 ‘Projected Benefits Obligation’ basis) $116 million, showing a deficit of $31 million. No Company contributions were made to this Plan over the 15 months to December 31, 2003. The statutory minimum that must be contributed by December 31, 2004 is $18 million.

The InterContinental Hotels Group will be exposed to the funding risks in relation to the defined benefit sections of the InterContinental Hotels and Britvic Plans and the Inter-Continental Hotels Pension Plan, as explained in “Item 3. Key Information – Risk Factors”.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Overall strategic direction of the Group is provided by the board of directors, comprising executive and non-executive directors, and members of the executive committee.

The directors and officers of InterContinental Hotels Group PLC as at April 8, 2004 are:

Directors

Name	Title	Initially appointed to the board	Date of next reappointment by shareholders (2)

Richard Hartman	Director and Managing Director, EMEA	2003	2004
Ralph Kugler (1)	Director	2003	2004
Robert C Larson (1)	Director	2003	2004
Richard North	Director and Chief Executive	2003	2004
	Chairman of Britvic Soft Drinks
Stevan Porter	Director and President, Americas	2003	2004
David Prosser (1)	Director and senior independent director	2003	2004
Richard Solomons	Director and Finance Director	2003	2004
Sir Howard Stringer (1)	Director	2003	2004
David Webster (1)	Chairman	2003	2004

Officers

Name	Title	Initially appointed

Peter Gowers	Executive Vice President, Global Brand Services	2003
A. Patrick Imbardelli	Managing Director, Asia Pacific	2003
Jim Larson	Executive Vice President, Human Resources	2003
Richard Winter	Company Secretary, General Counsel and Executive Vice President, Corporate Services	2003

(1)	Non-executive director.
(2)	All directors will be seeking reappointment at the Company’s Annual General Meeting on June 1, 2004.

Former Directors and Officers

During fiscal 2003, Sir Ian Prosser served as Chairman of the Company. Sir Ian retired as a director and Chairman on December 31, 2003.

Prior to Separation in April 2003, the following served as directors of Six Continents PLC: Roger Carr, Tim Clarke, Robert C Larson, Sir Geoffrey Mulcahy, Richard North, Thomas R Oliver, Sir Ian Prosser, Bryan Sanderson and Sir Howard Stringer.

Prior to Separation in April 2003, Karim Naffah and Richard Winter served as officers of Six Continents PLC.

Directors and officers

Richard Hartman
Joined the Group in 1999, as Managing Director, Asia Pacific. Subsequently, as Managing Director, EMEA, he was appointed an executive director in April 2003. Responsible for the business of all the Hotel brands and properties in the EMEA region. Aged 58.

Ralph Kugler
Appointed a director in April 2003, he is President of Unilever Home and Personal Care in Europe and has held a variety of senior positions globally for Unilever. He was previously President of Unilever in Latin America. Aged 48.

Back to Contents

Robert C Larson

Appointed a director in April 2003, he is Managing Director of Lazard Frères & Co LLC and Chairman of Lazard Frères Real Estate Investors, LLC. He served as a non-executive director of Six Continents PLC (formerly Bass PLC) from 1996 until April 2003. Aged 69.

Richard North

Joined the Group in 1994 as Group Finance Director. Appointed Chief Executive of the Hotels business in October 2002 in anticipation of the Company’s listing in April 2003. He is Chairman of Britvic Soft Drinks, a non-executive Director of LogicaCMG PLC, the Company’s representative on FelCor Lodging Trust Inc and a member of the Executive Committee of the World Travel & Tourism Council. Aged 54.

Stevan Porter

Joined the Group in 2001 as Chief Operating Officer of the Americas. Subsequently, as President of the Americas, he was appointed an executive director in April 2003. Responsible for the business of all the Hotel brands and properties in the Americas region. Aged 49.

David Prosser

Appointed a director in April 2003, he is Group Chief Executive of Legal & General Group Plc. He is a member of the Board of the Association of British Insurers and a director of the Royal Automobile Club Limited. Appointed senior independent director in January 2004. Aged 59.

Richard Solomons

Joined the Group in 1992, and held a variety of senior finance and operational roles. Appointed Finance Director of the Hotels business in October 2002 in anticipation of the Company’s listing in April 2003. Responsible for finance and asset management, tax, treasury and central shared services. Aged 42.

Sir Howard Stringer

Appointed a director in April 2003. He is a director of the Sony Corporation and Chairman and Chief Executive Officer of Sony Corporation of America. He served as a non-executive director of Six Continents PLC from 2002 until April 2003. Aged 62.

David Webster

Appointed Deputy Chairman and senior independent director in April 2003. Appointed non-executive Chairman on 1 January 2004. He was Chairman of Safeway plc from 1997 until March 2004 when he relinquished this position on completion of the sale of Safeway. Formerly a non-executive director of Reed Elsevier PLC. Aged 59.

Peter Gowers

Joined the Group in 1999 and appointed Executive Vice President, Global Brand Services in 2003. Responsible for Group strategy, worldwide marketing and distribution, loyalty programs and revenue management. Aged 31.

A. Patrick Imbardelli
Joined the Group in 2000 and appointed Managing Director, Asia Pacific in January 2003. Responsible for the business of all the Hotel brands and properties in the Asia Pacific region. Aged 43.

Jim Larson
Joined the Group in 2002 as Executive Vice President, Human Resources. Responsible for maximizing all factors of human capital investment. Aged 51.

Richard Winter

Joined the Group in 1994 as Director of Group Legal. Now Company Secretary, General Counsel and Executive Vice President, Corporate Services with responsibility for corporate governance, risk management, internal audit and a range of administrative matters. Aged 55.

Back to Contents

COMPENSATION

In fiscal 2003, the aggregate compensation (including pension contributions, bonus and awards under the long term incentive plans) of the directors and officers of the Company was £8,265,000. The aggregate amount set aside or accrued by the Company in fiscal 2003 to provide pension retirement or similar benefits for those individuals was £530,000. An amount of £2,275,000 was charged in fiscal 2003 in respect of bonuses payable to them under performance related cash bonus schemes and long term incentive plans.

Note 4 of Notes to the Financial Statements sets out the aggregate compensation of individual directors. The following are details of the Company’s principal share schemes, in which the directors of the Company participated during the period.

Former Six Continents Share Schemes

Under the terms of the Separation, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG PLC shares. As a result of this exchange, 23,195,482 IHG PLC shares were put under option at prices ranging from 295.33p to 593.29p. The exchanged options are immediately exercisable and are not subject to performance conditions.

Options held under the Six Continents Savings Related Share Option Schemes by eligible UK employees became exercisable for a period of six months from April 11, 2003. Options exercised during this period resulted in the issue of 1,659,515 IHG PLC shares. The remainder of these options lapsed on October 11, 2003.

The Six Continents Employee Profit Share Scheme was available to UK employees with at least three years continuous service until 2002, following which, arising from changes introduced by the UK Government, no further profit allocations have been possible. In February 2003 the scheme released 1,408,292 Six Continents PLC shares out of profits appropriated to them by the Six Continents PLC board in 2000. Following Separation the Six Continents PLC shares held by the Trust on behalf of beneficiaries were exchanged for IHG PLC and MAB plc shares. As of March 22, 2004, 762,275 IHG PLC shares were held by the Trustees.

Under the terms of the Six Continents Special Deferred Incentive Plan, which enabled eligible employees to receive all or part of their annual bonus in the form of shares at the end of a specified period, 246,355 IHG PLC shares were transferred to 21 employees (including executive directors) in December 2003, reflecting entitlements existing prior to Separation.

New Share Plans established on Separation

Executive Share Option Plan

The Remuneration Committee, consisting solely of non-executive directors, may select employees, including executive directors, of the Group, for the grant of options to acquire ordinary shares in the Company. The option price will not be less than the market value of an ordinary share, or the nominal value if higher. The market value will be the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. The International Schedule to the Scheme extends it to executives outside the United Kingdom. Grants of options under the Executive Share Option Plan are normally made annually and except in exceptional circumstances, will not, in any year, exceed three times annual salary for executive directors. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee.

In May and September 2003, options were granted to 170 employees over 7,375,272 IHG PLC shares at 438p and 491.75p per share, respectively. For options granted in 2003, the Company’s adjusted earnings per share over the three-year period ending December 31, 2005 must increase by at least nine percentage points over the increase in the UK Retail Prices Index for the same period for any of the award to vest.

Short Term Deferred Incentive Plan

The IHG Short Term Deferred Incentive Plan (the “STDIP”) enables eligible employees, including executive directors, to receive all or part of their bonus in the form of IHG PLC shares together with, in certain cases, a matching grant of free shares. The bonus and matching shares are deferred and released in equal amounts at the end of each of the three years following deferral. Participation in the STDIP is at the discretion of the IHG directors. The number of shares is calculated by dividing a specific percentage of the participant’s salary by the average share price for a period of days prior to the date on which the shares are granted. A number of executives participated in the plan during the period, but were not eligible to receive an award.

Back to Contents

Performance Restricted Share Plan

The Performance Restricted Share Plan allows executive directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Committee, which is normally measured over a three year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times annual salary for executive directors. In determining the level of awards within this maximum limit, the Committee takes into account the level of Executive Share Options already granted to the same person. As of March 22, 2004 conditional rights over 5,281,020 IHG PLC shares had been awarded to 46 employees under the plan.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a Savings Institution for 3 or 5 years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including executive directors) employed by participating Group companies provided they have been employed for at least one year. The Plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately following an announcement of results. As of March 22, 2004, 1,365,251 ordinary shares were subject to options under the Sharesave Plan at a subscription price of 420.5p, exercisable up to the year 2009.

Options and Ordinary Shares held by Directors

Details of the directors’ interests in the Company’s shares are set out below and in Note 4 of Notes to the Financial Statements.

BOARD PRACTICES

Service Agreements

The executive directors have service agreements with the Company. Prior to Separation, each of the executive directors of IHG, Richard Hartman, Richard North, Stevan Porter and Richard Solomons entered into service agreements with a notice period of 12 months. All new appointments are intended to have 12 month notice periods.

Sir Ian Prosser continued as executive Chairman of IHG under the terms of his previous service agreement until his normal retirement age of 60 years on July 5, 2003. After that date Sir Ian served as non-executive Chairman under revised terms, agreed prior to Separation, for a fixed period which expired on December 31, 2003.

Payments on Termination

No provisions for compensation for termination following change of control, or for liquidated damages of any kind, are included in the current directors’ contracts. In the event of any early termination of an executive director’s contract the policy is to seek to minimize any liability.

Upon retirement, and under certain other specified circumstances on termination of his employment, a director will become eligible to receive benefit from his participation in a Company pension plan. See Note 4 of Notes to the Financial Statements for details of directors’ pension entitlements at December 31, 2003.

Executive Committee

This Committee is chaired by the Chief Executive, Richard North. It consists of the executive directors and senior executives from the Group and the regions and usually meets monthly. Its role is to consider and manage a range of important strategic and business issues facing the Group. It is responsible for monitoring the performance of the regional Hotels businesses and the Britvic business and is authorised to approve capital and revenue investment within levels agreed by the board.

Audit Committee

The Audit Committee is chaired by David Webster. He will relinquish his role as Chairman of the Committee when a suitable replacement independent non-executive director has been approved by the Board. The Committee consists of all the non-executive directors (Ralph Kugler, Robert C Larson, David Prosser, Sir Howard Stringer and David Webster) and is scheduled to meet at least four times a year. The Committee assists

Back to Contents

the board in observing its responsibilities for ensuring that the Group’s financial systems provide accurate and up to date information on its financial position and that the Group’s published financial statements represent a true and fair reflection of this position. It also assists the board in ensuring that appropriate accounting policies, internal controls and compliance procedures are in place. The external auditor attends its meetings as does the Head of Internal Audit, who has direct access to the Chairman of the Committee.

To ensure that the independence and objectivity of the external auditor is not compromised, the Audit Committee has introduced a policy whereby all proposals for the provision of non-audit services by the external auditor must be pre-approved by the Audit Committee or its delegated member. At all times, the overriding consideration is to ensure that the provision of non-audit services does not impact the external auditor’s independence and objectivity.

Disclosure Committee

The Disclosure Committee, chaired by the Group’s Financial Controller, and comprising the Company Secretary and other senior executives, reports to the Chief Executive and the Finance Director, and to the Audit Committee. Its duties include ensuring that information required to be disclosed in reports pursuant to UK and US accounting, statutory or listing requirements, fairly represent the Group’s position in all material respects.

Remuneration Committee

The Remuneration Committee, chaired by David Prosser, consists of all the non-executive directors, excluding the non-executive Chairman (Ralph Kugler, Robert C Larson, David Prosser and Sir Howard Stringer), and meets at least three times a year. The Committee advises the board on overall remuneration policy. The Committee also determines, on behalf of the board, and with the benefit of advice from external consultants and members of the Human Resources department, the remuneration packages of the executive directors and other members of the Executive Committee. David Webster stepped down from the Committee upon his appointment as Chairman of the Company on January 1, 2004. No member of the Committee has any personal financial interest, other than as a shareholder, in the matters to be decided by the Committee.

Nomination Committee

The Nomination Committee’s quorum comprises any three non-executive directors although, where possible, all non-executive directors are present. It is chaired by the Chairman of the Company and is responsible for nominating, for the approval of the board, candidates for appointment to the board. The Committee generally engages external consultants to advise on candidates for Board appointments and did so in connection with the appointments of Messrs Kugler, Prosser and Webster. The Committee also assists the board in identifying and developing the role of the senior independent director.

Back to Contents

EMPLOYEES

The Group employed an average of 44,823 people worldwide in the 15 month period ended December 31 2003. Of these, approximately 79% were employed on a full-time basis and 21% were employed on a part-time basis.

The table below analyzes the distribution of the average number of employees for the last three fiscal periods by division and by geographic region.

	United Kingdom	Rest of Europe, the Middle East and Africa	United States		Rest of World	Total

			(Number	)
2003:
Hotels	11,174	5,585	5,704		4,648	27,111
Soft Drinks	2,698	—	—		—	2,698

InterContinental Hotels Group	13,872	5,585	5,704		4,648	29,809
Discontinued operations (1)	15,014	—	—		—	15,014

	28,886	5,585	5,704		4,648	44,823

2002:
Hotels	11,872	5,622	5,944		4,947	28,385
Soft Drinks	2,637	—	—		—	2,637

InterContinental Hotels Group	14,509	5,622	5,944		4,947	31,022
Discontinued operations	36,710	2,037	—		—	38,747

	51,219	7,659	5,944		4,947	69,769

2001:
Hotels	9,657	6,220	16,038		3,834	35,749
Soft Drinks	2,610	—	—		—	2,610

InterContinental Hotels Group	12,267	6,220	16,038		3,834	38,359
Discontinued operations	39,488	1,794	—		—	41,282

	51,755	8,014	16,038		3,834	79,641

(1)	For the period from October 1, 2002 until Separation.

The decrease in employee numbers in InterContinental Hotels Group in the 15 month period was primarily due to the reorganization initiatives.

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

In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. At December 31, 2003, the minimum wage for individuals under the age of 22 was £3.80 per hour and £4.50 per hour for individuals above the age of 22. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

Less than 5% of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

Back to Contents

SHARE OWNERSHIP

The interests of the directors and officers in the shares of the Company at March 22, 2004 were as follows:

Directors	Ordinary shares of £1

Richard Hartman	30,345
Ralph Kugler	1,000
Robert C Larson	9,805
Richard North	171,470
Stevan Porter	56,754
David Prosser	5,000
Richard Solomons	17,956
Sir Howard Stringer	8,474
David Webster	5,824

Officers
Peter Gowers	—
A Patrick Imbardelli	7,929
Jim Larson	7,186
Richard Winter	8,244

The above shareholdings are all beneficial interests and include shares held on behalf of executive directors and officers by the Trustees of the Six Continents Employee Profit Share Scheme. None of the directors has a beneficial interest in the shares of any subsidiary.

On March 22, 2004, the executive directors’ technical interest in unallocated InterContinental Hotels Group PLC ordinary shares held by the Trustees of the ESOP was 2,157,501 shares.

The directors’ interests in options to subscribe for shares in InterContinental Hotels Group PLC are set out in Note 4 of Notes to the Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, InterContinental Hotels is not directly or indirectly owned or controlled by another corporation or by any government. Under the provisions of Section 198 of the Companies Act, InterContinental Hotels has been advised of the following interests in its shares, being greater than 3% of its issued share capital as at the time of notification.

Identity of Person or Group	Number of shares/ADSs	Percent of Class

Dodge & Cox Funds (US)	25,106,594	3.4%
Legal & General Group Plc (1)	29,924,045	4.1%

(1)	An interest in Six Continents PLC shares (representing 3.1% of the Company’s issued share capital) was disclosed in the Company’s Annual Reports on Form 20-F for fiscal 2002 and fiscal 2001.

The Company’s major shareholders do not have different voting rights from other shareholders of the Company. The Company does not know of any arrangements the operation of which may result in a change in its control.

As of March 10, 2004, 38,507,824 ADSs equivalent to 38,507,824 ordinary shares, or approximately 5% of the total ordinary shares in issue, were outstanding and were held by 1,163 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

As of March 10, 2004, there were a total of 93,299 record holders of ordinary shares, of whom 209 had registered addresses in the United States and held a total of 155,934 ordinary shares (0.02% of the total issued).

Back to Contents

RELATED PARTY TRANSACTIONS

Other than as herein described, the Company has entered into no related party transactions or loans. Richard North, as an InterContinental Hotels Group representative, is a non-executive director of FelCor Lodging Trust Inc, a US based franchisee of some of the Company’s hotel brands. Under the terms of an arrangement reached with Iain Napier, a former director of Six Continents, prior to the sale of Bass Brewers, he was entitled to certain benefits. Specifically, Mr Napier was entitled to an annuity (index linked at 5% per annum) after May 22, 2003 of approximately £24,000 per annum or an appropriate lump sum. In fiscal 2003, Mr Napier was paid £409,000 representing a lump sum under this agreement. (See Note 4 of Notes to the Financial Statements). Pursuant to an agreement dated February 12, 2003 Thomas R Oliver, a former director of Six Continents, is contracted to provide consultancy services to the Group. (See Note 4 of Notes to the Financial Statements).

During part of fiscal 2003, MAB was part of the Six Continents Group, and as a result the agreements entered into in connection with the Separation were with a related party at that time.

Summary of Main Agreements Relating to the Separation

Share Purchase Agreement to effect the MAB Transfer (the “MAB Transfer SPA”)

Under the MAB Transfer SPA, which was entered into between MAB and Six Continents PLC after MAB became the holding company of the Six Continents Group, Six Continents PLC transferred at book value the whole of the issued share capital of various Retail companies, namely Six Continents Retail Limited and Six Continents Retail Germany GmbH and their respective subsidiaries and subsidiary undertakings, and Six Continents Property Developments Limited to MAB (the “MAB Transfer”).

Under the MAB Transfer SPA, Six Continents PLC gave no warranties (other than as to ownership of the shares in the companies being transferred) and agreed to give certain limited indemnities to MAB. These indemnities were given to protect MAB against liabilities which it may incur and which relate exclusively or predominantly to InterContinental Hotels Group entities. In addition, Six Continents PLC indemnified MAB in respect of 50% of certain contingent liabilities which do not relate exclusively or predominantly to either MAB or InterContinental Hotels Group entities. These shared liabilities relate primarily to businesses which have been disposed of by the Six Continents Group or its subsidiaries in the past and where warranties or indemnities were given to third parties.

The MAB Transfer SPA also contained provisions relating to the allocation of tax liabilities and the conduct of the tax affairs of MAB and InterContinental Hotels Group relating to periods beginning before the reorganization was effected.

Separation Agreement

Following the MAB Transfer, an agreement was entered into between MAB and IHG PLC under which MAB agreed to transfer on the Separation date the whole of the issued share capital of Six Continents PLC (which at that point only owned the hotels business and soft drinks business) to IHG in consideration for which IHG allotted and issued IHG shares to the holders of MAB shares (the “Separation Agreement”). Each shareholder on the register of members of MAB, immediately before the transfer of the Six Continents PLC shares, received one IHG share for every MAB share held at that time. The holders of MAB ADSs on the ADR register maintained by the Depositary received one IHG ADS for every MAB ADS. A shareholder or ADR holder of MAB was not required to make any payment for the IHG shares or ADSs. The Separation did not affect the number of issued MAB shares or MAB ADSs.

All IHG shares received by MAB shareholders (including the Depositary) in connection with the Separation were credited as fully paid.

Under the Separation Agreement, MAB agreed to give certain limited indemnities to IHG. These indemnities were given to protect IHG against liabilities which it may incur but which relate exclusively or predominantly to Retail or SCPD. In addition, MAB indemnified IHG in respect of 50% of certain contingent liabilities which do not relate exclusively or predominantly to the Retail business and SCPD or to the hotels business and soft drinks business. These shared contingent liabilities relate primarily to businesses which have been disposed of by the Six Continents Group or its subsidiaries in the past and where warranties and indemnities were given.

Back to Contents

Relationship with Mitchells & Butlers plc

Following the Separation, MAB and IHG each operate as separate listed companies. There are no cross-directorships between MAB and IHG. The Transitional Services Agreement put in place on Separation contains certain obligations, which expired as of December 31, 2003. Certain other obligations are continuing. Neither the expired, nor the residual continuing obligations, are believed to be material.

Franchise Agreement for Express by Holiday Inn

Prior to Separation, a franchise agreement on arm’s length terms was entered into between a Group company (the “Licensor”) and an MAB Group company (the “Licensee”), pursuant to which the Licensor granted the Licensee the right to operate Express by Holiday Inn hotels operated by the Licensee. This license includes the rights to use the reservations and other systems of the Licensor, the trademarks and service marks and such other elements as designated from time to time by the Licensor, designed to identify “Express by Holiday Inn” hotels. In return, the Licensee pays a royalty to the Licensor, which is a pre-determined percentage of room revenues together with certain other fees as specified in the agreement. Each hotel has its own license agreement, which is typically for a ten-year period from the date of opening.

Britvic Supply Agreement

On February 7, 2003, Britvic Soft Drinks Limited and the MAB Group extended the terms of an existing Britvic Soft Drinks Limited supply agreement for five years from that date. Under the agreement, the MAB Group has a minimum purchase obligation for Britvic soft drinks across its estate which is well within the MAB Group’s actual usage levels.

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

Dividends

See “Item 3. Key Information – Dividends”.

SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

The principal trading market for the Company’s ordinary shares is the London Stock Exchange on which Six Continents shares were traded since its incorporation in 1967 until Separation in 2003 and on which InterContinental Hotels Group shares have been traded since Separation. The ordinary shares are also listed on the New York Stock Exchange trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. InterContinental Hotels Group has a sponsored ADR facility with The Bank of New York as Depositary.

The last day of dealings in Six Continents shares and ADSs was on April 11, 2003 and the first day of dealings in InterContinental Hotels Group PLC and in Mitchells & Butlers plc shares and ADSs was April 15, 2003. The closing prices per Six Continents share and per ADS on April 11, 2003 were 592p and $9.36, respectively. The closing prices per IHG and per MAB share on April 15, 2003 were 372p and 222.5p, respectively. The closing prices per IHG and per MAB ADS on April 15, 2003 were $5.91 and $3.60, respectively.

Back to Contents

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

	£ per ordinary share		$ per ADS (1)

	High	Low	High	Low

Year ended September 30

1999	10.01	6.42	17.00	10.63
2000	8.42	5.80	13.75	8.50
2001	8.02	5.49	12.00	7.75
2002	7.83	5.41	11.73	7.49

15 months ended December 31
2003 – October 1 to April 11 Six Continents	6.34	4.62	10.08	7.73
2003 – April 15 to December 31 IHG	5.56	3.39	9.82	5.26

Year ended September 30
2002
First Quarter	7.34	6.00	10.97	8.73
Second Quarter	7.83	6.80	11.50	9.90
Third Quarter	7.80	6.66	11.80	10.11
Fourth Quarter	6.70	5.41	10.80	8.40

15 months ended December 31
First Quarter	5.90	4.60	9.23	7.94
Second Quarter	6.35	4.62	10.08	7.73
Third Quarter – April 1 to April 11 Six Continents	6.18	5.92	9.74	9.33
Third Quarter – April 15 to June 30	4.53	3.39	7.80	5.26
Fourth Quarter	5.25	4.40	8.52	7.13
Final Quarter	5.56	4.86	9.82	8.22
2004
First Quarter (through March 26, 2004)	5.77	4.80	10.76	8.92

Month ended

September 2003	5.12	4.76	8.52	7.64
October 2003	5.37	4.86	9.22	8.22
November 2003	5.56	5.20	9.55	8.99
December 2003	5.56	5.29	9.82	9.30
January 2004	5.76	5.29	10.80	9.57
February 2004	5.53	5.20	10.43	9.72
March 2004 (through March 26, 2004)	5.44	5.23	10.23	8.92

(1) Intra day high and low prices.

Back to Contents

PLAN OF DISTRIBUTION

Not applicable.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes material rights of holders of the Company’s ordinary shares under the material provisions of the Company’s memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s memorandum and articles of association. The Company’s memorandum and articles of association were filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 1-10409) filed with the SEC on April 23, 2003.

The Company’s shares may be held in certificated or uncertificated form. No holder of the Company’s shares will be required to make additional contributions of capital in respect of the Company’s shares in the future.

In the following description, a “shareholder” is the person registered in the Company’s register of members as the holder of the relevant share.

Principal Objects

The Company is incorporated under the name InterContinental Hotels Group PLC and is registered in England and Wales with registered number 4551528. The Company’s memorandum of association provides that its objects include to acquire certain predecessor companies and carry on business as an investment holding company, to carry on business of brewers and distillers, licensed victuallers, to deal in commodities, to acquire and operate breweries, hotels and restaurants, as well as to carry on any other business which the Company may judge capable of enhancing the value of the Company’s property or rights. The memorandum grants to the Company a range of corporate capabilities to effect these objects.

Directors

Under the Company’s articles of association, a director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities in which he will be interested as an underwriter, (d) concerning another body corporate in which the director is beneficially interested in less than one percent of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally with other employees and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by the Company and its subsidiaries shall not

Back to Contents

exceed an amount equal to three times the Company’s share capital and aggregate reserves, unless sanctioned by an ordinary resolution of the Company.

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

Any dividend unclaimed after six years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every £1 in nominal amount of the shares held by that shareholder. A poll may be demanded by any of the following:

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

Back to Contents

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

MATERIAL CONTRACTS

The Separation agreements summarized in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Summary of Main Agreements Relating to the Separation” are material contracts of the Group. In addition, the following contracts have been entered into otherwise than in the course of ordinary business by members of the Group either (i) in the two years immediately preceding the date of this document in the case of contracts which are or may be material or (ii) which contain provisions under which any Group member has any obligation or entitlement which is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below.

Disposal of Bass Brewers

The disposal agreement for Bass Brewers, including the business and assets of Bass Beers Worldwide, and Six Continents’ 80% shareholding in Praszke Pivovary, was entered into on June 14, 2000 between Six

Back to Contents

Continents and certain of its subsidiaries and Interbrew and certain of its subsidiaries. The transaction completed on August 22, 2000. Pursuant to the disposal agreement, certain subsidiaries of Interbrew acquired Bass Brewers from Six Continents’ subsidiaries. Both Six Continents and Interbrew guaranteed certain of their respective subsidiaries’ obligations under the disposal agreement.

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

Under the disposal agreement, subsidiaries of Six Continents gave to Interbrew subsidiaries certain warranties and indemnities in relation to the shares and assets that were the subject of the disposal. In addition, Six Continents provided an indemnity in relation to the liabilities of Bass Holdings Limited (the holding company of Bass Brewers) arising out of that company having carried on the business of operation and management of licensed and unlicensed outlets as carried on by Six Continents Retail Limited, and other non-brewing businesses. MAB has indemnified the Group against claims relating to certain of these indemnities.

In connection with the disposal agreement, the parties entered into certain ancillary agreements on completion of the disposal which included: a soft drink supply agreement under which Six Continents PLC agreed to sell, or to procure the sale of, soft drinks to Bass Brewers for a term of five years; and ancillary intellectual property agreements governing the use of the Bass name and certain trademarks following the completion of the disposal.

Britvic Joint Venture Agreements

Britvic, Bass Public Limited Company (now Six Continents PLC), Whitbread and Company PLC, Allied-Lyons PLC and Allied Breweries Limited entered into a joint venture agreement dated February 10, 1986 under which Allied’s soft drinks business was acquired by Britvic (which at that time comprised the former soft drinks business of Six Continents and Whitbread and Company PLC in an existing joint venture) in exchange for which Allied received shares in Britvic. This agreement governs the relations of Six Continents, Whitbread and Allied as shareholders of Britvic. InterContinental Hotels became a party to this agreement (and Six Continents was released from its obligations) on March 10, 2004.

IHG Facility Agreement

On February 13, 2003, InterContinental Hotels Group PLC signed a new $2,650 million (subsequently reduced to $2,350 million) bank facility agreement with, among others, Barclays Capital, HSBC Bank plc, J.P. Morgan PLC, Salomon Brothers International Limited and The Royal Bank of Scotland plc acting as joint arrangers (the “Arrangers”) and HSBC Bank plc as agent.

Borrowings under the IHG Facility Agreement were made available in three tranches: tranche A consisted of a 364-day $887 million revolving loan credit facility with a 364-day term-out option; tranche B consists of a three-year $798 million term loan facility; and tranche C consists of a five-year $665 million revolving loan credit facility. Tranche A of the loan facility was repaid and canceled on October 20, 2003.

The interest margin payable on borrowings under the IHG Facility Agreement is determined by reference to the long-term credit rating of the Company and ranges from 0.70% per annum to 1.60% per annum. The margin was reduced by 0.05% per annum when tranche A was repaid and canceled and will be reduced by a further amount when tranche B is repaid and canceled, provided that the Company has an investment grade credit rating at that time.

Euro Medium Term Note Program

On October 20, 2003, InterContinental Hotels Group PLC issued €600 million of euro denominated Guaranteed Notes under its €1,000 million Medium Term Note facility established during fiscal 2003. The Guaranteed Notes, which have a final maturity date of October 20, 2010, carry a coupon of 4.75%, payable annually. IHG considers the restrictions and covenants relating to the notes to be customary for a facility of this nature.

Back to Contents

EXCHANGE CONTROLS

There are no restrictions on dividend payments to US citizens.

Although there are currently no UK foreign exchange control restrictions on the payment of dividends on the ordinary shares or the ADSs, from time to time English law imposes restrictions on the payment of dividends to persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries (each of the foregoing, a “Prohibited Person”).

There are no restrictions under the articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares. However, under current English law, ordinary shares or ADSs may not be owned by a Prohibited Person. In addition, the Company’s articles of association contain certain limitations on the voting and other rights of any holder of ordinary shares, whose holding may, in the opinion of the directors, result in the loss or failure to secure the reinstatement of any license or franchise from any US governmental agency held by Six Continents Hotels Inc or any subsidiary thereof.

TAXATION

This section provides a summary of the material US federal income tax and UK tax consequences to US holders, as defined below, of owning and disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds ordinary shares or ADSs as capital assets. This section does not, however, discuss the tax consequences of members of special classes of holders subject to special rules and holders that, directly or indirectly, hold 10% or more of the Company’s voting stock. This section does not generally deal with the position of a US holder who is resident or ordinarily resident in the United Kingdom for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the United Kingdom.

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and published practice of the UK Inland Revenue, all as currently in effect, and on the Double Taxation Convention between the United States and the United Kingdom that was ratified in March 2003 (the “New Treaty”) and the Double Taxation Convention between the United States and the United Kingdom as entered into force in 1980 (the “Old Treaty”). These laws are subject to change, possibly on a retroactive basis.

The provisions of the New Treaty were brought in on a number of different dates, each of which have now passed. However, a taxpayer may in any case elect to have the Old Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New Treaty. The New Treaty became effective in the United Kingdom on April 1, 2003 for corporation tax, on April 6, 2003 for income tax and capital gains tax, and on May 1, 2003 for taxes withheld at source. In the United States the New Treaty became effective on May 1, 2003 for taxes withheld at source and on January 1, 2004 for all other taxes.

This section is further based in part upon the representations of the Depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For United States federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADRs. Generally, exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains.

Investors should consult their own tax advisor regarding the United States federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances, and in particular whether they are eligible for the benefits of the New Treaty and/or the Old Treaty (and the advisability of making any election in relation to the application of the Old Treaty).

Back to Contents

Taxation of Dividends

United Kingdom Taxation

Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes. This position is reinforced by the New Treaty which does not impose UK withholding tax on dividends received by the US holder.

Under the Old Treaty, a US holder eligible for its benefits is entitled to a tax credit from the UK Inland Revenue equal to the amount of the tax credit available to an individual shareholder resident in the United Kingdom (i.e. one-ninth of the dividend received), but the amount of the dividend plus the amount of the refund are also subject to a notional withholding in an amount equal to the amount of the tax credit. The US holder therefore will not receive any repayment from the UK Inland Revenue in respect of a tax credit on a dividend paid by the Company.

United States Federal Income Taxation

Subject to the passive foreign investment company, or PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. The Company believes that dividends paid by the Company with respect to the shares or ADSs in 2003 constitute qualified dividend income.

Under the New Treaty, the US holder will include in gross income for United States federal income tax purposes only the amount of the dividend actually received from the Company, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

A US holder that is eligible for the benefits of the Old Treaty (and elects to apply such benefits) may include in the gross amount of the dividend the UK tax deemed withheld from the dividend payment pursuant to the Old Treaty, as described above. Subject to certain limitations, the UK tax deemed withheld in accordance with the Old Treaty and effectively paid over to the UK Inland Revenue will be creditable against the US holder’s US federal income tax liability, provided the US holder has properly filed Internal Revenue Service Form 8833. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the US, and will generally be “passive income” or “financial services income”, which is treated separately from other types of income for the purposes of computing any allowable foreign tax credit.

The amount of the dividend distribution will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the United States.

Distributions in excess of the Company’s current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain.

Back to Contents

Taxation of Capital Gains

United Kingdom Taxation

A US holder who is not resident or ordinarily resident for United Kingdom tax purposes in the United Kingdom will not be liable for UK taxation on capital gains realised or accrued on the sale or other disposal of ADSs or ordinary shares unless, at the time of the sale or other disposal, the US holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and such ADSs or ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation.

A US holder of ADSs or ordinary shares who is an individual and who, broadly, has temporarily ceased to be resident or ordinarily resident in the UK for UK tax purposes for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may also be liable to UK tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that such US holder was not resident or ordinarily resident in the United Kingdom at the time of the sale or other disposal. As described below, a US holder will be liable to US federal income tax on such gains.

United States Federal Income Taxation

Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of shares or ADSs will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in the shares or ADSs. Generally, capital gain of a non-corporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009 is taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

PFIC Rules

The Company believes that the Company shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Company shares or ADSs, gain realized on the sale or other disposition of Company shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the Company shares or ADSs and, to the extent allocated to the first year in which the Company was a PFIC and subsequent years, would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the Company shares or ADSs (generally, the excess of any distribution received on the Company shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” would not apply.

Additional Tax Considerations

United Kingdom Inheritance Tax

An individual who is domiciled in the United States (for the purposes of the Estate and Gift Tax Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax in respect of ADSs on the individual’s death or on a transfer of the ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for either a credit against US federal tax liabilities for UK inheritance tax paid or for a credit against UK inheritance tax liabilities for US federal tax paid as the case may be.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The transfer of ordinary shares will generally be liable to stamp duty at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional agreement to transfer ordinary shares will generally be subject to SDRT at 0.5% of the agreed consideration. However, if within the period of six years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the

Back to Contents

agreement and duly stamped, any liability to SDRT will usually be repaid, if already paid, or cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

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

Stamp duty, or SDRT, is generally payable upon the transfer or issue of ordinary shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depositary receipts or the provision of clearance services. For these purposes, the current rate of stamp duty and SDRT is usually 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value or the issue price of the ordinary shares. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will be charged to the party to whom ADSs are delivered against such deposits.

Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no stamp duty should be payable on the transfer of ADSs. An agreement to transfer ADSs in the form of depositary receipts will not give rise to a liability to SDRT.

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings since May 22, 2002 are also publicly available through the SEC’s website located at http://www.sec.gov

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange and Interest Rate Risk, and Financial Instruments

The Group’s treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with board approved policies and are subject to regular audit. The treasury function does not operate as a profit center. Treasury activities include the use of spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options, and forward rate agreements.

One of the primary objectives of the Group’s treasury risk management policy is to protect the financial covenant ratios in its loan documentation against the adverse impact of movements in interest rates and foreign exchange rates.

Movements in foreign exchange rates, particularly in the US dollar and the euro, can affect the Group’s reported net income, net assets, gearing (net debt expressed as a percentage of shareholders equity) and interest cover. As far as is reasonably practical, borrowings are taken out in foreign currencies (either directly or via currency swaps) which broadly match those in which the Group’s major overseas net assets are denominated. The interest on these borrowings hedges foreign currency denominated income streams. During the 15 months to December 31, 2003, the interest on US dollar borrowings hedged around 50% of the profit generated in US dollars, while interest on euro borrowings hedged around 86% of profit generated in euro and related currencies.

During fiscal 2002, the interest on US dollar borrowings hedged around 73% of the profit generated in US dollars, while interest on euro borrowings hedged around 85% of profit generated in euro and related currencies.

Foreign exchange transaction exposure is managed by the forward purchase of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25%, and no more than 75%, of net borrowings for each major currency. This is achieved through the use of fixed rate debt, interest rate swaps and options (such as caps) and forward rate agreements. At December 31, 2003 56% of borrowings were at fixed rates and 44% were at variable rates. Based

Back to Contents

on the period end net debt position, and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates or a similar rise in euro rates would increase the net interest charge by approximately £4 million in each case. A similar movement in sterling rates would have the opposite effect, reducing the net interest charge by approximately £13 million.

At September 30, 2002, 34% of borrowings were at fixed rates and 66% were at variable rates. Based on the September 30, 2002 net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates or a similar rise in euro interest rates, would increase the net interest charge by approximately £8 million and £5 million, respectively. A similar movement in sterling rates would have the opposite effect, reducing the net interest charge by approximately £14 million.

Quantitative Information about Market Risk

Interest Rate Sensitivity

The tables below provide information about the Group’s derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For long-term debt obligations (excluding debt due entirely within one year), the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and forward rate agreements, the table presents notional amounts and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The actual currencies of the instruments are indicated in parentheses.

At December 31, 2003	Expected to mature before December 31
	2004	2005	2006	2007	2008	Thereafter	Total	Fair value (1)

	(£ million, except percentages)
Long-Term Debt:
Fixed Rate (US dollar)	—	—	—	—	—	5.6	5.6	8.2
Average dollar interest rate	—	—	—	—	—	12.8%	12.8%	—
Fixed Rate (£)	—	—	—	18.1	—	2.8	20.9	20.6
Average interest rate	—	—	—	5.8%	—	—	5.0%	—
Fixed Rate (Euro)	0.9	0.8	1.0	31.9	9.7	420.2	464.5	466.4
Average interest rate	7.0%	6.8%	6.9%	6.4%	7.0%	4.8%	4.9%	—
Variable Rate (various currencies)	1.9	41.0	451.2	1.4	1.4	2.6	499.5	499.5
Average interest rate	3.7%	2.6%	2.2%	3.5%	3.5%	3.5%	2.2%	—

	(local currency million, except percentages)
Interest Rate Swaps and Forward rate agreements:
Principal (US dollar)	250	600	300	—	—	—	1,150	(44)
Fixed rate payable	5.7%	4.4%	4.4%	—	—	—	4.7%	—
Variable rate receivable	1.2%	1.2%	1.2%	—	—	—	1.2%	—

Principal (Euro)	100	65	—	—	—	—	165	(4)
Fixed rate payable	4.0%	4.2%	—	—	—	—	4.1%	—
Variable rate receivable	2.2%	2.2%	—	—	—	—	2.2%	—

Principal (Euro)	—	—	—	—	—	300	300	—
Variable rate payable	—	—	—	—	—	3.0%	3.0%	—
Fixed rate receivable	—	—	—	—	—	4.8%	4.8%	—

Principal (Australian dollar)	50	—	—	—	—	—	50	—
Fixed rate payable	4.7%	—	—	—	—	—	4.7%	—
Variable rate receivable	5.5%	—	—	—	—	—	5.5%	—

Principal (Hong Kong dollar)	370	—	—	—	—	—	370	(17)
Fixed rate payable	5.2%	—	—	—	—	—	5.2%	—
Variable rate receivable	0.4%	—	—	—	—	—	0.4%	—

(1)	Represents the net present value of the expected cash flows discounted at current market rates of interest.

Back to Contents

Interest rate option agreements

At December 31, 2003, the Group had not entered into any interest rate option agreements.

Exchange Risk Sensitivity

The following information provides details of the Group’s derivative and other financial instruments by currency presented in sterling equivalents. The tables above provide details of non-sterling denominated long-term debt obligations which are subject to foreign currency exchange rates movements while the table below presents amounts and weighted average rates of foreign currency forward exchange contracts held at December 31, 2003. All forward exchange agreements mature within one year.

	Receive for £
At December 31, 2003	Contract amount	Average contractual exchange rate

	(£ million)
US dollar	7.2	1.61
Euro	42.0	1.41

Total	49.2

Fair value	48.5

As part of the strategy to provide a currency hedge against currency net assets, the Group enters into currency swap agreements. A swap agreement has the effect of depositing cash surplus to immediate requirements and borrowing currencies which are required.

The Group had the following currency swap agreements at December 31, 2003:

	Deposited	Borrowed
	2003	2003

	(million)
Sterling to US dollar	£639	$1,097
Sterling to euro	£250	€364
Sterling to Australian dollar	£42	A$100
Sterling to New Zealand dollar	£19	NZ$51

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As at the end of the period covered by this report, the Disclosure Committee carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Security Exchange Act of 1934 is recorded, processed, summarized and reported within the specified periods. Based on that evaluation, the Company’s management, including the Chief Executive and Finance Director, concluded that the Company’s disclosure controls and procedures were effective.

There have been no significant changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not currently have an “Audit Committee Financial Expert” as defined under the regulations of the US Securities and Exchange Commission. The board is nevertheless satisfied that the members of the Audit Committee, who also have access to independent experts and advisers, possess the appropriate skills and experience to carry out their duties as members of the Audit Committee. The board is seeking to add a member to the Audit Committee who meets the required definition, as soon as practicable.

ITEM 16B. CODE OF ETHICS

The board has agreed the adoption of a specific Code of Ethics for Senior Financial Officers, consistent with the Company’s existing guidelines for proper business conduct. This Code of Ethics has been signed by the Chief Executive and the Finance Director of the Company and by the Group Financial Controller and regional financial heads. The Company has published its Code of Ethics for Senior Financial Officers on its website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

	15 months ended December 31, 2003	Year ended September 30, 2002

	(£ million)
Audit fees	2.8	1.9
Audit related fees	7.2	3.2
Tax fees	1.2	1.2
All other fees	—	0.4

Total	11.2	6.7

Audit related fees include £6.3 million (2002 £1.7 million) in relation to the Separation and defense against a bid for Six Continents PLC in 2003. These costs have been charged to exceptional items (see Note 5 of Notes to the Financial Statements). Other audit related fees principally comprise accounting consultations, completion accounts and non-statutory reporting. Tax fees principally relate to tax compliance and tax advice services. Other fees in fiscal 2002 principally relate to Hotels internal audit services provided under an existing contract which has now been terminated.

Back to Contents

The Audit Committee has introduced a process to ensure that any non-audit services do not compromise the independence and objectivity of the external auditor and that relevant UK and US professional and regulatory requirements are met. A number of criteria are applied when deciding whether pre-approval for such services should be given. These include the nature of the service, the level of fees, and the practicality of appointing an alternative provider, having regard to the skills and experience required to supply the service effectively. Cumulative fees for audit and non-audit services are presented to the Audit Committee on a quarterly basis for review with all services provided under these pre-approval procedures. The Audit Committee is responsible for monitoring adherence to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

ITEM 19. EXHIBITS

The following exhibits, other than Exhibits 13.1 and 13.2, are filed as part of this Annual Report:

Exhibit 1
Memorandum and Articles of Association of IHG (incorporated by reference to Exhibit 4 to InterContinental Hotels Group’s Registration Statement on S-8 (File No. 1-10409) filed with the SEC on April 23, 2003)

Exhibit 2(b)(i)
Instruments defining the Rights of Holders of Long-Term Debt: The total amount of long-term debt securities of the Group authorized under any individual instrument, other than the “Amended and Restated Trust Deed” dated September 21, 2000 relating to the Company’s €2,000 million Debt Issuance Program originally constituted on October 9, 1998 (incorporated by reference to Exhibit 2 to Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001), and the “Trust Deed” dated September 24, 2003 relating to the Company’s €1,000 million Debt Issuance Program and filed as Exhibit 2(b)(i) hereto does not exceed 10% of the total assets of the Group on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request

Back to Contents

Exhibit 4(a)(i)
Agreement dated June 14, 2000 between the Company and others and Interbrew SA and others relating to the disposal of Bass Brewers (incorporated by reference to Exhibit 4 to Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 21, 2000)

Exhibit 4(a)(ii)	$2,650,000 Facility Agreement dated February 13, 2003 among IHG, Barclays Capital, HSBC Bank plc, J.P. Morgan PLC, Salomon Brothers International Limited and The Royal Bank of Scotland plc

Exhibit 4(a)(iii)
Joint Venture Agreement, dated February 10, 1986, among Britannia Soft Drinks Limited, InterContinental Hotels Group PLC, Whitbread PLC, Allied Domecq PLC, Six Continents Investments Limited, Whitbread Group PLC and Allied Domecq Overseas (Canada) Limited

Exhibit 4(a)(iv)
Mitchells & Butlers Group Transfer Share Purchase Agreement, dated April 15, 2003 (incorporated by reference to Exhibit 4(a)(ii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (file No. 001-31653), dated March 28, 2003)

Exhibit 4(a)(v)
Separation Agreement dated April 15, 2003 between IHG and the Six Continents Group (incorporated by reference to Exhibit 4(a)(i) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (file No. 001-31653), dated March 28, 2003)

Exhibit 4(c)(i)	Richard Hartman’s service contract dated February 12, 2003

Exhibit 4(c)(ii)	Richard North’s service contract dated February 12, 2003

Exhibit 4(c)(iii)	Stevan Porter’s service contract dated February 12, 2003

Exhibit 4(c)(iv)	Richard Solomons’ service contract dated February 12, 2003

Exhibit 4(c)(v)	Sir Ian Prosser’s service contract dated February 12, 2003

Exhibit 4(c)(vi)	Sir Ian Prosser’s service contract dated October 1, 1988 (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001)

Exhibit 4(c)(vii)
Agreement, dated February 12, 2003, between Thomas R Oliver and Six Continents Hotels Limited (incorporated by reference to Exhibit 4 (c)(iv) of Six Continents PLC Annual Report on Form 20-F (File No. 1-10409) dated February 17, 2003)

Exhibit 4(c)(viii)
Consultancy Agreement, dated February 12, 2003, between Thomas R Oliver and Six Continents Hotels Limited (incorporated by reference to Exhibit 4 (c)(v) of Six Continents PLC Annual Report on Form 20-F (File No.1-10409) dated February 17, 2003)

Exhibit 7	Computation of ratios of earnings to fixed charges

Exhibit 8	List of Subsidiaries

Exhibit 12.1	Certification of Richard North filed pursuant to 17 CFR 240.13a-14(c)

Exhibit 12.2	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(c)

Exhibit 13.1	Certification of Richard North furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350 (a) and (b)

Exhibit 13.2	Certification of Richard Solomons furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350 (a) and (b)

Exhibit 14(a)	Consent of Ernst & Young LLP (included on page F-1)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

INTERCONTINENTAL HOTELS GROUP PLC

We have audited the accompanying consolidated balance sheets of InterContinental Hotels Group PLC as at December 31, 2003 and September 30, 2002, and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, changes in shareholders’ funds and cash flows for the 15 months ended December 31, 2003 and the years ended September 30, 2002 and 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at December 31, 2003 and September 30, 2002, and the consolidated results of its operations and its consolidated cash flows for the 15 months ended December 31, 2003 and the years ended September 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 33 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England
March 10, 2004

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-108084) and (Form S-8 Nos. 333-01572, 333-08336, 333-89508, 333-99785 and 333-104691) of InterContinental Hotels Group PLC of the reference to our name in “Item 3. Key Information” and our report dated March 10, 2004, on the consolidated financial statements and schedule both included in the Annual Report (Form 20-F) of InterContinental Hotels Group PLC for the 15 months ended December 31, 2003.

ERNST & YOUNG LLP

London, England
April 8, 2004

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT

	15 months ended December 31			Year ended September 30

	2003			2002			2001

	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total

	(£ million, except per ordinary share amounts)
Turnover – (Note 2)	3,483	—	3,483	3,615	—	3,615	4,033	—	4,033
Analyzed as:
Continuing operations	2,690	—	2,690	2,134	—	2,134	2,473	—	2,473
Discontinued operations	793	—	793	1,481	—	1,481	1,560	—	1,560
Costs and overheads, less other income – (Note 3)	(3,000)	(51)	(3,051)	(2,997)	(77)	(3,074)	(3,241)	(43)	(3,284)

Operating profit – (Note 2)	483	(51)	432	618	(77)	541	792	(43)	749
Analyzed as:
Continuing operations	346	(51)	295	329	(77)	252	486	(43)	443
Discontinued operations	137	—	137	289	—	289	306	—	306
Non-operating exceptional items – (Note 5)	—	(213)	(213)	—	53	53	—	—	—
Analyzed as:
Continuing operations:
Cost of fundamental reorganization	—	(67)	(67)	—	—	—	—	—	—
Separation costs	—	(51)	(51)	—	(4)	(4)	—	—	—
Profit/(loss) on disposal of fixed assets	—	4	4	—	2	2	—	(2)	(2)
Provision against fixed asset investments	—	(56)	(56)	—	—	—	—	—	—

	—	(170)	(170)	—	(2)	(2)	—	(2)	(2)
Discontinued operations:
Separation costs	—	(41)	(41)	—	—	—	—	—	—
Loss on disposal of fixed assets	—	(2)	(2)	—	(2)	(2)	—	—	—
Profit on disposal of operations	—	—	—	—	57	57	—	2	2

	—	(43)	(43)	—	55	55	—	2	2
Profit on ordinary activities before interest – (Note 2)	483	(264)	219	618	(24)	594	792	(43)	749
Interest receivable	104	—	104	116	—	116	165	—	165
Interest payable and similar charges – (Note 6)	(151)	—	(151)	(176)	—	(176)	(224)	—	(224)
Premium on early settlement of debt – (Note 5)	—	(136)	(136)	—	—	—	—	—	—

Profit on ordinary activities before taxation	436	(400)	36	558	(24)	534	733	(43)	690
Tax on profit on ordinary activities – (Note 7)	(47)	64	17	(157)	105	(52)	(222)	(1)	(223)

Profit on ordinary activities after taxation	389	(336)	53	401	81	482	511	(44)	467
Minority equity interests	(34)	—	(34)	(25)	—	(25)	(24)	—	(24)

Earnings available for shareholders (i)	355	(336)	19	376	81	457	487	(44)	443
Dividends on equity shares – (Note 8)	(156)	—	(156)	(305)	—	(305)	(293)	—	(293)

Retained for reinvestment in the business	199	(336)	(137)	71	81	152	194	(44)	150

Earnings per ordinary share – (Note 9)
Basic	48.4p	(45.8)p	2.6p	51.4p	11.1p	62.5p	66.6p	6.0p	60.6p
Diluted			2.6p			62.3p			60.2p

(i)
A summary of the significant adjustments to earnings available for shareholders (net income) that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 33 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	15 months ended December 31,	Year ended September 30

	2003	2002	2001

	(£ million)
Earnings available for shareholders	19	457	443

Reversal of previous revaluation gains due to impairment	(22)	(36)	—
Exchange differences (i) Goodwill eliminated — (Note 25)	(139)	(98)	9
Other assets and liabilities	79	62	(2)

Other recognized gains and losses	(82)	(72)	7

Total recognized gains and losses for the period	(63)	385	450
Prior year adjustment on adoption of FRS 19	—	(264)	—

Total recognized gains and losses since previous year end	(63)	121	450

(i)
Foreign currency denominated net assets, including goodwill purchased prior to September 30, 1998 and eliminated against Group reserves, and related foreign currency borrowings and currency swaps, are translated at each balance sheet date giving rise to exchange differences which are taken to Group reserves as recognized gains and losses during the period.

(ii)	The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 33 of Notes to the Financial Statements.

Note of historical cost Group profits and losses

	15 months ended December 31,	Year ended September 30

	2003	2002	2001

	(£ million)
Reported profit on ordinary activities before taxation	36	534	690
Realization of revaluation gains of previous periods	16	3	324
Adjustment for previously recognized revaluation losses	—	(37)	—

Historical cost profit on ordinary activities before taxation	52	500	1,014

Historical cost (loss)/profit retained after taxation, minority equity interests and dividends	(121)	118	474

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED BALANCE SHEET

	December 31,	September 30,
	2003	2002
		restated (i)

	(£ million)
Fixed assets
Intangible assets — (Note 15)	158	173
Tangible assets — (Note 16)	3,951	7,641
Investments — (Note 17)	172	218

	4,281	8,032
Current assets
Stocks — (Note 18)	44	91
Debtors — (Note 19)
Amounts falling due within one year	447	538
Amounts falling due after one year	76	91
Investments	377	218
Cash at bank and in hand	55	84

	999	1,022
Creditors: amounts falling due within one year — (Note 20)	(1,085)	(2,273)

Net current liabilities	(86)	(1,251)

Total assets less current liabilities	4,195	6,781
Creditors: amounts falling due after one year — (Note 21)	(1,085)	(731)
Provisions for liabilities and charges — (Note 22)
Deferred taxation	(314)	(495)
Other provisions	(79)	(71)
Minority equity interests	(163)	(149)

Net assets	2,554	5,335

Capital and reserves
Equity share capital	739	243
Share premium account	14	802
Revaluation reserve	258	1,020
Capital redemption reserve	—	853
Merger reserve	1,164	—
Other reserve	(11)	(31)
Profit and loss account	390	2,448

Equity shareholders’ funds (ii)	2,554	5,335

(i)	Restated on the adoption of UITF 38 and for the reclassification of pension provisions (see Note 1).
(ii)
A summary of the significant adjustments to shareholders’ funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 33 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

	Share capital		Retained earnings and other reserves

	Number of ordinary shares (i)	Ordinary shares (i)	Share premium account (ii)	Revaluation reserve (ii)	Capital redemption reserve (ii)	Merger reserve	Other reserve (iii)	Profit and loss account	Total shareholders’ funds

	(millions)	(£ million)
At September 30, 2000	879	246	788	1,345	849	—	—	1,903	5,131
Prior year adjustment on adoption of UITF 38	—	—	—	—	—	—	(32)	—	(32)

At September 30, 2000 as restated	879	246	788	1,345	849	—	(32)	1,903	5,099
Goodwill	—	—	—	—	—	—	—	(9)	(9)
Exchange adjustments on: assets	—	—	—	4	—	—	—	(5)	(1)
borrowings	—	—	—	—	—	—	—	8	8
Allotment of ordinary shares:
Option schemes (iv)	2	—	11	—	—	—	—	(2)	9
Repurchase of ordinary shares	(15)	(4)	—	—	4	—	—	(103)	(103)
Realized revaluation surplus transferred to profit and loss account	—	—	—	(324)	—	—	—	324	—
Retained income	—	—	—	—	—	—	—	150	150

At September 30, 2001 (iv)	866	242	799	1,025	853	—	(32)	2,266	5,153
Goodwill – (Note 25)	—	—	—	—	—	—	—	98	98
Exchange adjustments on: assets	—	—	—	(3)	—	—	—	(161)	(164)
borrowings and currency swaps	—	—	—	—	—	—	—	128	128
Allotment of ordinary shares:
Option schemes (v)	1	1	3	—	—	—	—	(1)	3
Revaluation surplus realized on disposals	—	—	—	(3)	—	—	—	3	—
Transfer of previously recognized revaluation losses	—	—	—	37	—	—	—	(37)	—
Reversal of previous revaluation gains due to impairment	—	—	—	(36)	—	—	—	—	(36)
Allocation of shares in ESOP trusts	—	—	—	—	—	—	1	—	1
Retained income	—	—	—	—	—	—	—	152	152

At September 30, 2002 (iv)	867	243	802	1,020	853	—	(31)	2,448	5,335
Separation of MAB:
Net assets of MAB eliminated	—	—	—	(743)	—	—	—	(2,034)	(2,777)
Transfer to merger reserve	(133)	491	(802)	—	(853)	1,164	—	—	—
MAB goodwill eliminated	—	—	—	—	—	—	—	50	50
Minority interest on transfer of pension prepayment	—	—	—	—	—	—	—	(7)	(7)
Reduction of shares in ESOP trusts	—	—	—	—	—	—	13	(5)	8
Allotment of ordinary shares:
Option schemes (v)	5	5	14	—	—	—	—	(1)	18
Allocation of shares in ESOP trusts	—	—	—	—	—	—	7	—	7
Goodwill – (Note 25)	—	—	—	—	—	—	—	139	139
Revaluation surplus realized on disposals	—	—	—	(16)	—	—	—	16	—
Reversal of previous revaluation gains due to impairment	—	—	—	(22)	—	—	—	—	(22)
Exchange adjustments on: assets	—	—	—	19	—	—	—	(142)	(123)
borrowings and currency swaps	—	—	—	—	—	—	—	63	63
Retained loss	—	—	—	—	—	—	—	(137)	(137)

At December 31, 2003 (iv)	739	739	14	258	—	1,164	(11)	390	2,554

(i)
At September 30, 2001 and 2002 the authorized share capital of Six Continents PLC was £1,149 million, comprising 1,073 million ordinary shares of 28p each and 889 million cumulative preference shares of 95.5p each. All of the non-cumulative preference shares were redeemed by September 30, 2000.

InterContinental Hotels Group PLC (“IHG”) was incorporated in Great Britain and registered in England and Wales with registered number 4551528 on October 2, 2002 as a public limited company under the Companies Act 1985 with the name Hackplimco (No. 112) plc, and changed its name to InterContinental Hotels Group PLC on January 17, 2003.

On incorporation, the Company had an authorized share capital of £50,000, divided into 50,000 ordinary shares of £1 each, of which two ordinary shares were allotted, called up and fully paid. On February 6, 2003, the authorized share capital was increased to £10,000,050,000 by the creation of 9,999,950,000 additional ordinary shares of £1 each and one redeemable preference share of £50,000. The redeemable preference share so created was allotted and treated as paid up in full on this date.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

On April 15, 2003, the Separation of Six Continents PLC was completed and the entire issued share capital of Six Continents PLC was transferred to InterContinental Hotels Group PLC at fair market value, in exchange for the issue of 734 million fully paid ordinary shares of £1 each, which were admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange on that date. In accordance with the merger relief provisions of Sections 131 and 133 of the Companies Act 1985, the 734 million shares are recorded only at nominal value.

The redeemable preference share which was redeemed at par value on June 5, 2003, did not carry any right to receive dividends nor to participate in the profits of IHG.
The aggregate consideration in respect of ordinary shares issued in respect of option schemes during the period was £18 million (2002 £3 million, 2001 £9 million).

At the Annual General Meeting held on April 9, 2003 authority was given to the Company to purchase up to 14.99% of its own shares until the next Annual General Meeting, which will be held on June 1, 2004.

(ii)	The share premium account, capital redemption reserve, revaluation reserve and merger reserve are not distributable.
(iii)
Created on adoption of UITF 38 see Note 1. The other reserve comprises £10.5 million in respect of 2.2 million InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at December 31, 2003 of £12 million.

(iv)	Includes transfer of £1 million (2002 £1 million, 2001 £2 million) from the profit and loss account in respect of shares issued to the qualifying employee share ownership trust.
(v)	Retained earnings and other reserves at December 31, 2003 were decreased by cumulative exchange adjustments of £63 million (2002 £142 million, 2001 £200 million).

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC CONSOLIDATED STATEMENT OF CASH FLOWS

	15 months ended December 31	Year ended September 30
	2003	2002	2001

	(£ million)
Operating activities – (Note 10)	795	720	984

Interest paid	(141)	(186)	(229)
Costs associated with new facilities	(20)	—	—
Premium on early settlement of debt	(136)	—	—
Dividends paid to minority shareholders	(22)	(13)	(5)
Interest received	111	124	160

Returns on investments and servicing of finance	(208)	(75)	(74)

UK corporation tax received/(paid)	25	(96)	(102)
Overseas corporate tax paid	(21)	(27)	(47)

Taxation	4	(123)	(149)

Paid:
Intangible fixed assets	(10)	—	—
Tangible fixed assets	(475)	(648)	(939)
Fixed asset investments	(37)	(14)	(37)
Received:
Tangible fixed assets	265	134	101
Fixed asset investments	9	15	7

Capital expenditure and financial investment – (Note 12)	(248)	(513)	(868)

Acquisitions	—	(24)	(1,014)
Cash and overdrafts acquired	—	—	262
Disposals	—	9	624
Cash and overdrafts disposed	—	—	(1)
Separation costs	(66)	—	—

Acquisitions and disposals	(66)	(15)	(129)

Equity dividends	(299)	(299)	(290)

Net cash flow	(22)	(305)	(526)
Management of liquid resources – (Note 14)	(129)	232	497
Financing – (Note 14)	206	63	(4)

Movement in cash and overdrafts	55	(10)	(33)

(i)
The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 33 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Accounting Policies

Basis of accounting

The financial statements of InterContinental Hotels Group are prepared under the historical cost convention as modified by the revaluation of certain tangible fixed assets. They have been drawn up to comply with applicable United Kingdom accounting standards, including Urgent Issues Task Force (“UITF”) Abstract 38 ‘Accounting for ESOP Trusts’ which has been applied for the first time in the 15 months ended December 31, 2003. An explanation of the effect of UITF 38 and a summary of the significant accounting policies are set out below.

Pensions provisions previously included in debtors and creditors: amounts falling due after one year have been reclassified within other provisions for liabilities and charges. Prior year amounts have been reclassified. There has been no overall impact on the Group’s net assets or profit and loss account.

UITF 38

UITF 38 ‘Accounting for ESOP Trusts’ was adopted for the first time in the 15 months ended December 31, 2003. UITF 38 requires that ESOP shares should be deducted from shareholders’ funds rather than being shown as an asset. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The effect has been to decrease the Group’s net assets by £31 million in 2002 (2001 £32 million) with no impact on the profit and loss account. UITF 38 has no impact on cash flows.

Separation transaction

On April 15, 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new listed groups, InterContinental Hotels Group PLC comprising the Hotels and Soft Drinks businesses and Mitchells & Butlers plc comprising the Retail and Standard Commercial Property Developments (“SCPD”) businesses. The mechanics of the Separation are detailed below.

The legal structure of the transaction was such that Mitchells & Butlers plc acquired 100% of the issued share capital of Six Continents PLC following implementation of a Court approved Scheme of Arrangement under Section 425 of the Companies Act 1985. Shareholders of Six Continents PLC were allotted one Mitchells & Butlers plc share and an entitlement to a cash payment of 81p per share for each Six Continents PLC share held. This resulted in the issue of 866,665,032 Mitchells & Butlers plc ordinary shares of £4.20 each plus an undertaking to pay £702 million in cash.

On April 12, 2003, Six Continents PLC transferred the Retail and SCPD businesses to Mitchells & Butlers plc for £1,744 million and also paid a dividend to Mitchells & Butlers plc of the same amount.

On April 13, 2003, the ordinary share capital of Mitchells & Butlers plc was sub-divided and consolidated on a 50 to 59 basis which resulted in a reduction of the number of ordinary shares in issue to 734,461,900 with each share having a nominal value of £4.956.

On April 15, 2003, Mitchells & Butlers plc investment in Six Continents PLC was revalued to its market value. On the same day, the Court approved a reduction in the capital of Mitchells & Butlers plc. An amount equivalent to the market value of Six Continents PLC was returned to shareholders by the transfer of Six Continents PLC to InterContinental Hotels Group PLC and the issue by InterContinental Hotels Group PLC of ordinary shares to the shareholders of Mitchells & Butlers plc.

The Company issued 734,461,900 ordinary £1 shares, which were recorded at nominal value. In accordance with Sections 131 and 133 of the Companies Act 1985, no premium was recognized on the shares issued. On consolidation, the difference between the nominal value of the Company’s shares issued and the amount of the share capital, share premium and capital redemption reserve of £1,164 million of Six Continents PLC at the date of Separation has been credited to the merger reserve.

Merger Accounting

The consolidated financial statements have been prepared in accordance with the principles of merger accounting as applicable to group reorganizations as set out in Financial Reporting Standard (“FRS”) 6

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Accounting Policies (continued)

‘Acquisitions and Mergers’. The financial statements have been prepared under merger accounting principles in order to present a true and fair view of the Group’s results and financial position, which has required the Group to utilize the overriding requirement of Section 227(6) of the Companies Act 1985.

The true and fair override requirement has been utilized as the Separation has been accounted for using merger accounting principles as applicable to group reorganizations, although it does not satisfy all the conditions required under Schedule 4A to the Companies Act 1985 and FRS 6. Mitchells & Butlers plc acquired Six Continents PLC for consideration that included a non-share element equivalent to more than 10% of the nominal value of the share element of the consideration. Schedule 4A and FRS 6 require such transfers to be accounted for using acquisition accounting principles which would have resulted in the restatement at fair value of the assets and liabilities acquired, the recognition of goodwill and the consolidation of post acquisition results only. In the opinion of the directors, as the rights of shareholders were not affected by these internal company transfers, the financial statements would fail to give a true and fair view of the Group’s results and financial position if acquisition accounting had been used. The effects of this departure cannot reasonably be quantified.

Basis of consolidation

The financial statements comprise the financial statements of the parent company and its subsidiary undertakings (together, the “Group”). The results of those businesses acquired or disposed of are consolidated for the period during which they were under the Group’s dominant influence.

During 2003, the Company changed its fiscal year end to December 31 and thus its financial statements for its last fiscal period are presented for the 15 months ended December 31, 2003 as permitted by the Companies Act 1985. In accordance with the transition period reporting requirements of the US Securities and Exchange Commission, an unaudited analysis of the financial statements and notes thereto for this 15 month period showing the three month period ended December 31, 2002 and the 12 month period ended December 31, 2003 is presented in Note 32 of Notes to the Financial Statements.

Foreign currencies

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions, adjusted for the effects of any hedging arrangements. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date.

The results of overseas operations are translated into sterling at weighted average rates of exchange for the period. Exchange differences arising from the retranslation of opening net assets (including any goodwill previously eliminated against shareholders’ funds) denominated in foreign currencies and foreign currency borrowings and currency swap agreements used to hedge those assets are taken directly to shareholders’ funds. All other exchange differences are taken to the profit and loss account.

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

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Accounting Policies (continued)

Fixed assets and depreciation

(i) Goodwill

Any excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities represents goodwill. Goodwill is capitalized as an intangible asset. Goodwill arising on acquisitions prior to September 30, 1998 was eliminated against shareholders’ funds. To the extent that goodwill denominated in foreign currencies continues to have value, it is translated into sterling at each balance sheet date and any movements are accounted for as set out under ‘foreign currencies’ above. On disposal of a business, any goodwill relating to the business and previously eliminated against shareholders’ funds, is taken into account in determining the gain or loss on disposal.

(ii) Other intangible assets

On acquisition of a business, no value is attributed to other intangible assets which cannot be separately identified and reliably measured. No value is attributed to internally generated intangible assets.

(iii) Tangible assets

Freehold and leasehold land and buildings are stated at cost, or valuation, less depreciation. All other fixed assets are stated at cost less depreciation. Repairs and maintenance costs are expensed as incurred.

When implementing FRS 15 ‘Tangible Fixed Assets’ in the year ended September 30, 2000, the Group did not adopt a policy of revaluing properties. The transitional rules of FRS 15 were applied so that the carrying values of properties include an element resulting from previous valuations.

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

All depreciation and amortization is charged on a straight-line basis.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Accounting Policies (continued)

Fixed assets and depreciation (continued)

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

Leases

Operating lease rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

Pensions

The Group continues to account for pensions in accordance with Statement of Standard Accounting Practice (“SSAP”) 24 ‘Accounting for pension costs’. The regular cost of providing pensions to current employees is charged to the profit and loss account over the average expected service life of those employees. Variations in regular pension cost are amortized over the average expected service life of current employees on a straight line basis.

Accumulated differences between the amount charged to the profit and loss account and the payments made to the pension plans are treated as either prepayments or other provisions for liabilities and charges in the balance sheet.

The additional disclosures required by the transitional arrangements of FRS 17 ‘Retirement Benefits’ are given in Note 4.

Self insurance

The Group is self-insured for various levels of general liability, workers’ compensation and employee medical and dental insurance coverage. Insurance liabilities include projected settlements for known and incurred, but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

Stocks

Stocks are stated at the lower of cost and net realizable value.

Trade debtors

Trade debtors are recognized and carried at original amount earned less an allowance for any doubtful accounts. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Accounting Policies (continued)

Revenue recognition

Revenue is derived from the following sources: owned and leased properties; management fees; franchise fees; sale of soft drinks and other revenues which are ancillary to the Group’s operations. Generally, revenue represents sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business and is recognized when services have been rendered. The following is a description of the composition of revenues of the Group.

Owned and leased – primarily derived from hotel operations, including the rental of rooms and food and beverage sales from a worldwide network of owned and leased hotels operated primarily under the Group’s brand names. Revenue is recognized when rooms are occupied and food and beverage is sold.

Management fees – earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotels’ profitability. Revenue is recognized when earned.

Franchise fees – received in connection with the franchise of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of room revenue. Revenue is recognized when earned.

Soft Drinks – sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business.

Loyalty program

The hotel loyalty program, Priority Club Rewards, enables members to earn points during each stay at an InterContinental Hotels Group hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in creditors less than, and greater than, one year and is estimated using actuarial methods to give eventual redemption rates and points values. The cost to operate the program is funded through hotel assessments.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 — Segmental Analysis

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1 = $1.62 (2002 £1 = $1.48, 2001 £1 = $1.44). In the case of the euro, the translation rate is £1 = €1.47 (2002 £1 = €1.60, 2001 £1 = €1.62).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1 = $1.78 (2002 £1 = $1.56, 2001 £1 = $1.47). In the case of the euro, the translation rate is £1 = €1.41 (2002 £1 = €1.59, 2001 £1 = €1.61).

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 2 — Segmental Analysis (continued)

During fiscal 2003, IHG undertook a fundamental review of the Hotels organization. Following this review, management in the regions now concentrate on the key revenue and profit drivers of the regional businesses, while key global functions have been centralized to maximize the benefits of scale and drive process efficiencies. As a result of these changes, the segmental analysis presented below for the year ended September 30, 2002 has been restated to reflect the new organizational structures. It has not been practicable to restate 2001 on this basis and hence 2002 and 2001 are shown to reflect the previous Group structure.

	Americas	EMEA	Asia Pacific	Central	Total Hotels	Soft Drinks	Total	Discontinued (ii)	Total Group

15 months ended December 31, 2003 (i)	(£ million)

Turnover	661	1,010	148	51	1,870	820	2,690	793	3,483

Operating profit before exceptional items	195	114	22	(80)	251	95	346	137	483
Operating exceptional items	(9)	(41)	(1)	—	(51)	—	(51)	—	(51)

Operating profit after operating exceptional items	186	73	21	(80)	200	95	295	137	432
Non-operating exceptional items:
Cost of fundamental reorganization	(11)	(17)	(2)	(37)	(67)	—	(67)	—	(67)
Separation costs	—	—	—	(51)	(51)	—	(51)	(41)	(92)
Profit/(loss) on disposal of fixed assets	10	(6)	—	—	4	—	4	(2)	2
Provision against fixed asset investments	(9)	—	—	(47)	(56)	—	(56)	—	(56)

Profit on ordinary activities before interest	176	50	19	(215)	30	95	125	94	219

Year ended September 30, 2002 (i)

Turnover	570	794	128	40	1,532	602	2,134	1,481	3,615

Operating profit before exceptional items	173	125	23	(55)	266	63	329	289	618
Operating exceptional items	(39)	(24)	(14)	—	(77)	—	(77)	—	(77)

Operating profit after operating exceptional items	134	101	9	(55)	189	63	252	289	541
Non-operating exceptional items:
Separation costs	—	—	—	(4)	(4)	—	(4)	—	(4)
(Loss)/profit on disposal of fixed assets	(7)	9	—	—	2	—	2	(2)	—
Profit on disposal of operations	—	—	—	—	—	—	—	57	57

Profit on ordinary activities before interest	127	110	9	(59)	187	63	250	344	594

Footnotes on page F-16.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 2 — Segmental Analysis (continued)

The following tables show operating profit by segment for the year ended September 30, 2002 and the year ended September 30, 2001. As it has not been practicable to restate segmental information for the year ended September 30, 2001 to conform with the new presentation resulting from the new structure following the fundamental reorganization of the Hotels business, the 2002 financial information is presented on the same basis.

	Americas	EMEA	Asia Pacific	Other	Total Hotels	Soft Drinks	Other	Total	Discontinued (ii)	Total Group

	(£ million)
Year ended September 30, 2002 (i)

Turnover	584	819	129	—	1,532	602	—	2,134	1,481	3,615

Operating profit before exceptional items	178	125	24	(65)	262	63	4	329	289	618
Operating exceptional items	(39)	(24)	(14)	—	(77)	—	—	(77)	—	(77)

Operating profit after operating exceptional items	139	101	10	(65)	185	63	4	252	289	541
Non-operating exceptional items:
Separation costs	—	—	—	—	—	—	(4)	(4)	—	(4)
(Loss)/profit on disposal of fixed assets	(7)	9	—	—	2	—	—	2	(2)	—
Profit on disposal of operations	—	—	—	—	—	—	—	—	57	57

Profit on ordinary activities before interest	132	110	10	(65)	187	63	—	250	344	594

Year ended September 30, 2001 (i)

Turnover	1,045	750	101	—	1,896	571	6	2,473	1,560	4,033

Operating profit before exceptional items	240	202	18	(33)	427	57	2	486	306	792
Operating exceptional items	(11)	(18)	—	(14)	(43)	—	—	(43)	—	(43)

Operating profit after operating exceptional items	229	184	18	(47)	384	57	2	443	306	749
Non-operating exceptional items:	—	—	—	—	—	—	—	—	—	—
Loss on disposal of fixed assets	—	—	—	—	—	1	(3)	(2)	—	(2)
Profit on disposal of operations	—	—	—	—	—	—	—	—	2	2

Profit on ordinary activities before interest	229	184	18	(47)	384	58	(1)	441	308	749

Turnover

	15 months ended December 31, 2003 (i)		Year ended September 30, 2002 (i)		Year ended September 30, 2001 (i)
	By origin	By destination	By origin	By destination	By origin	By destination

	(£ million)
United Kingdom	2,131	2,124	2,491	2,485	2,446	2,440
Rest of Europe, the Middle East and Africa	506	513	411	416	441	446
United States of America	571	571	476	476	908	908
Rest of Americas	127	127	108	108	137	137
Asia Pacific	148	148	129	130	101	102

	3,483	3,483	3,615	3,615	4,033	4,033

Footnotes on the following page.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 2 — Segmental Analysis (continued)

Profit on ordinary activities before interest
	15 months ended December 31,	Year ended September 30
	2003 (i)	2002 (i)	2001 (i)

	(£ million)
United Kingdom	117	436	416
Rest of Europe, the Middle East and Africa	(7)	57	113
United States of America	63	78	165
Rest of Americas	28	16	40
Asia Pacific	18	7	15

	219	594	749

(i)
Other than for Soft Drinks which reflects the 64 weeks ended December 20, 2003 (2002 52 weeks, 2001 52 weeks) and Mitchells & Butlers plc which reflects the 28 weeks ended April 12, 2003 (2002 52 weeks, 2001 52 weeks).

(ii)
Discontinued operations relate to Mitchell & Butlers plc for all periods presented and in 2002 and 2001 also included a profit on disposal of Bass Brewers of £57 million and £38 million, respetively, relating to the finalization of completion accounts.

Depreciation and Amortization
	15 months ended December 31, 2003	Year ended September 30, 2002

	(£ million)
Hotels
Americas	54	46
Asia Pacific	16	11
EMEA	95	66
Central	30	16

	195	139
Soft Drinks	54	46

Continuing operations	249	185
Discontinued operations	54	86

	303	271

Depreciation and amortization for the year ended September 30, 2001 for the Hotels division was £115 million, Soft Drinks was £38 million and discontinued operations was £85 million.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 2 — Segmental Analysis (continued)

Assets

	December 31,		September 30,
	2003		2002 restated (i)
	Total	Net operating	Total	Net operating

	(£ million)
Hotels
Americas	1,146	859	1,458	1,134
EMEA	3,183	2,422	3,036	2,502
Asia Pacific	481	457	467	448

	4,810	3,738	4,961	4,084
Soft Drinks	470	300	405	246

InterContinental Hotels Group PLC (ii)	5,280	4,038	5,366	4,330
Discontinued operations (ii)	—	—	3,682	3,493

	5,280	4,038	9,048	7,823

Non-operating assets:
Current asset investments		377		218
Cash at bank and in hand		55		84
Corporate taxation		37		1
Non-operating liabilities:
Borrowings		(1,001)		(1,479)
Proposed dividend of parent company		(70)		(213)
Proposed dividend for minority shareholders		(16)		—
Corporate taxation		(389)		(455)
Deferred taxation		(314)		(495)
Minority equity interests		(163)		(149)

Net assets		2,554		5,335

United Kingdom	2,329	1,586	5,963	5,202
Rest of Europe, the Middle East and Africa	1,324	1,136	1,160	1,039
United States of America	1,020	751	1,328	1,013
Rest of Americas	126	108	130	121
Asia Pacific	481	457	467	448

	5,280	4,038	9,048	7,823

Net non-operating liabilities		(1,484)		(2,488)

Net assets		2,554		5,335

Footnotes on following page.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 2 — Segmental Analysis (continued)

	September 30,		September 30,
	2002 restated (i)		2001 restated (i)
	Total	Net operating	Total	Net operating

	(£ million)
Hotels (iii)	4,961	4,084	5,142	3,917
Soft Drinks	405	246	375	252

InterContinental Hotels Group PLC (ii)	5,366	4,330	5,517	4,169
Discontinued operations (ii)	3,682	3,493	3,549	3,351

	9,048	7,823	9,066	7,520

Non-operating assets:
Current asset investments		218		366
Cash at bank and in hand		84		67
Corporate taxation		1		9
Non-operating liabilities:
Borrowings		(1,479)		(1,434)
Proposed dividend		(213)		(207)
Corporate taxation		(455)		(548)
Deferred taxation		(495)		(487)
Minority equity interests		(149)		(133)

Net assets		5,335		5,153

United Kingdom	5,963	5,202	5,917	4,941
Rest of Europe, the Middle East and Africa	1,160	1,039	1,088	930
United States of America	1,328	1,013	1,462	1,100
Rest of Americas	130	121	99	77
Asia Pacific	467	448	500	472

	9,048	7,823	9,066	7,520

Net non-operating liabilities		(2,488)		(2,367)

Net assets		5,335		5,153

(i)	Restated on the adoption of UITF 38 (see Note 1).
(ii)	InterContinental Hotels Group PLC comprises continuing operations. Discontinued operations relate to Mitchells & Butlers plc.
(iii)	Hotels includes Other activities previously disclosed separately, excluding the assets of SCPD which was included within Retail on Separation.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 3 — Costs and Overheads, Less Other Income

	15 months ended December 31, 2003			Year ended September 30, 2002
	Continuing (i)	Discontinued (i)	Total	Continuing (i)	Discontinued (i)	Total

	(£ million)
Raw materials and consumables	484	204	688	360	377	737
Changes in stocks of finished goods and work in progress	(1)	2	1	3	(5)	(2)
Staff costs – (Note 4)	815	198	1,013	659	378	1,037
Depreciation of tangible fixed assets	236	54	290	175	86	261
Impairment of tangible fixed assets	51	—	51	77	—	77
Amortization of goodwill	13	—	13	9	1	10
Hire of plant and machinery	18	17	35	19	30	49
Property rentals	65	24	89	58	42	100
Income from fixed asset investments	(3)	—	(3)	(8)	—	(8)
Other external charges	717	157	874	530	283	813

	2,395	656	3,051	1,882	1,192	3,074

Operating exceptional items included above:
Impairment of tangible fixed assets	51	—	51	77	—	77

	Year ended September 30, 2001
	Continuing (i)	Discontinued (i)	Total

	(£ million)
Raw materials and consumables	378	410	788
Staff costs – (Note 4)	708	390	1,098
Depreciation of tangible fixed assets	144	84	228
Amortization of goodwill	9	1	10
Hire of plant and machinery	17	34	51
Property rentals	179	37	216
Income from fixed asset investments	(18)	—	(18)
Other external charges	613	298	911

	2,030	1,254	3,284

Operating exceptional items included above:
Staff costs	2	—	2
Other external charges	41	—	41

	43	—	43

(i)
Continuing operations comprises InterContinental Hotels Group PLC. Discontinued operations relate to Mitchells & Butlers plc for all periods presented and in 2002 and 2001 also included a profit on disposal of Bass Brewers (2002 £57 million, 2001 £38 million).

Auditors’ remuneration paid to Ernst & Young LLP

	15 months ended December 31	Year ended September 30
	2003	2002	2001

	(£ million)
Audit fees	2.8	1.9	1.8
Audit related fees	7.2	3.2	3.8
Tax fees	1.2	1.2	1.3
Other fees	—	0.4	0.4

	11.2	6.7	7.3

Audit related fees for UK services were £6.6 million (2002 £4.1 million, 2001 £3.2 million) and include £6.3 million (2002 £1.7 million, 2001 £nil million) in relation to Separation and bid defense, which have been charged to exceptional items (see Note 5).

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 3 — Costs and Overheads, Less Other Income (continued)

The Audit Committee has introduced a process to ensure that any non-audit services do not compromise the independence and objectivity of the external auditor, and that relevant UK and US professional and regulatory requirements are met. A number of criteria are applied when deciding whether pre-approval for such services should be given. These include the nature of the service, the level of fees, and the practicality of appointing an alternative provider, having regard to the skills and experience required to supply the service effectively. Cumulative fees for audit and non-audit services are presented to the Audit Committee on a quarterly basis for review. The Audit Committee is responsible for monitoring adherence to the pre-approval policy.

Note 4 — Staff

Costs

	15 months ended December 31	Year ended September 30
	2003	2002	2001

	(£ million)
Wages and salaries	884	942	997
Social security costs	96	84	89
Pensions	33	11	12

	1,013	1,037	1,098

Employee numbers

Average number of persons employed, including part-time employees:

	15 months ended December 31	Year ended September 30
	2003	2002	2001

	(Number)
Hotels	27,111	28,385	35,749
Soft Drinks	2,698	2,637	2,610

InterContinental Hotels Group PLC (i)	29,809	31,022	38,359
Discontinued operations (i)	15,014	38,747	41,282

	44,823	69,769	79,641

(i)	InterContinental Hotels Group PLC comprises continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

Pensions

	15 months ended December 31	Year ended September 30
	2003	2002	2001

	(£ million)
Regular cost	33	35	29
Variations from regular cost	(7)	(28)	(28)
Notional interest on prepayment	(4)	(3)	(2)

Pension cost in respect of the principal plans	22	4	(1)
Other plans	11	7	13

	33	11	12

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

Retirement and death benefits are provided for eligible Group employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan which covers approximately 2,000 employees and the Britvic Pension Plan which covers approximately 2,300 employees. The plans are predominantly defined benefit schemes for current members. For new entrants, the plans will provide defined contribution benefits. The assets of the plans are held in self-administered trust funds separate from the Group’s assets. The Group also maintains a US-based InterContinental Hotels Pension Plan. This plan is now closed to new members and pensionable service no longer accrues for current employee members. In addition, the Group operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.

On April 1, 2003, two new pension schemes were created for InterContinental Hotels Group PLC in the UK when Mitchells & Butlers Retail Limited become the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan. Approximately 30% of the assets and liabilities of these plans were transferred to the new InterContinental Hotels UK Pension Plan and the Britvic Pension Plan, which were established with effect from April 1, 2003.

The Group continues to account for its defined benefit obligations in accordance with SSAP 24. The pension costs related to the two UK principal plans are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. They reflect the March 31, 2002 actuarial valuations of the Six Continents PLC pension plans. The significant assumptions in these valuations were that wages and salaries increase on average by 4% per annum, the long-term return on assets is 6.3% per annum and pensions increase by 2.5% per annum. The average expected remaining service life of current employees is 13 years.

At March 31, 2002, the market value of the combined assets of the Six Continents PLC pension plans was £1,187 million and the value of the assets was sufficient to cover 100% of the benefits that had accrued to members after allowing for expected increases in earnings.

In the period to December 31, 2003, the Group made regular contributions to the two UK principal plans of £26 million (2002 £18 million, 2001 £17 million) and additional contributions of £13 million (2002 £15 million, 2001 £nil million). The agreed employer contribution rates to the defined benefit arrangements for the year to December 31, 2004 are 10.8% for the staff section of the InterContinental Hotels UK Pension Plan and 25.7% for the executive section and 11.3% for the staff section of the Britvic Pension Plan and 30.5% for the executive section.

Certain pension benefits and post retirement insurance obligations are provided on an unfunded basis. Where assets are not held with the specific purpose of matching the liabilities of unfunded schemes, a provision is included within other provisions for liabilities and charges. Liabilities are generally assessed annually in accordance with the advice of independent actuaries.

FRS 17 disclosures

The valuations used for FRS 17 disclosures are based on the results of the actuarial valuations at March 31, 2002 updated by independent qualified actuaries to December 31, 2003. Scheme assets are stated at market value at December 31, 2003 and the liabilities of the schemes have been assessed as at the same date using the projected unit method. As the principal plans are now closed as defined benefit schemes, the current service cost as calculated under the projected unit method will increase as members approach retirement.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

The principal assumptions used by the actuaries to determine the liabilities on a FRS 17 basis were:

	December 31, 2003		September 30, 2002		September 30, 2001

	UK	US	UK	US	UK	US

Wages and salaries increases	4.3%	—	3.8%	—	3.9%	—
Pension increases	2.8%	—	2.3%	—	2.4%	—
Discount rate	5.4%	6.3%	5.5%	6.8%	6.1%	7.5%
Inflation rate	2.8%	—	2.3%	—	2.4%	—

The combined assets of the principal schemes and expected rate of return were:

UK Schemes	Long-term rate of return expected at December 31, 2003	Value at December 31, 2003	Long-term rate of return expected at September 30, 2002	Value at September 30, 2002	Long-term rate of return expected at September 30, 2001	Value at September 30, 2001

	(%)	(£ million)	(%)	(£ million)	(%)	(£ million)
Equities	8.0	238	8.0	507	7.5	700
Bonds	5.4	117	4.7	397	5.1	304
Other	—	—	8.0	92	7.5	94

Total market value of assets		355		996		1,098

US Schemes

Equities	9.2	29	11.2	27	11.5	29
Bonds	6.0	19	6.2	22	7.0	25

Total market value of assets		48		49		54

				September 30
	December 31, 2003			2002	2001
	UK	US	Total	Total	Total

	(£ million)
Total market value of assets	355	48	403	1,045	1,152
Present value of scheme liabilities	(477)	(102)	(579)	(1,415)	(1,207)

Deficit in the scheme	(122)	(54)	(176)	(370)	(55)
Related deferred tax asset	37	21	58	116	21

Net pension liability	(85)	(33)	(118)	(254)	(34)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

If FRS 17 had been recognized in the financial statements, the effects would have been as follows:

	15 months ended December 31, 2003			Year ended September 30, 2002
	UK	US	Total	Total

	(£ million)
Operating profit charge
Current service cost	32	—	32	31
Past service cost	2	—	2	—

Total operating profit charge	34	—	34	31

Finance income
Expected return on pension scheme assets	49	5	54	80
Interest on pension scheme liabilities	(53)	(8)	(61)	(76)

Net (expense)/return	(4)	(3)	(7)	4

Actuarial loss recognized in the Statement of Total Recognized Group Gains and Losses (“STRGL”)
Actual return less expected return on pension scheme assets	32	5	37	(182)
Experience gains and losses arising on the scheme liabilities	(17)	(1)	(18)	(23)
Changes in assumptions underlying the present value of the scheme liabilities	(111)	(10)	(121)	(126)

Actuarial loss recognized in the STRGL	(96)	(6)	(102)	(331)

Movement in deficit during the period
At start of period	(315)	(55)	(370)	(55)
Current service cost	(32)	—	(32)	(31)
Past service cost	(2)	—	(2)	—
Contributions	39	2	41	40
Finance income	(4)	(3)	(7)	4
Actuarial loss	(96)	(6)	(102)	(331)
Separation of MAB	288	—	288	—
Exchange adjustments	—	8	8	3

At end of period	(122)	(54)	(176)	(370)

	15 months ended December 31, 2003			Year ended September 30, 2002
	UK	US	Total	Total

History of experience gains and losses
Difference between the expected and actual return on scheme assets
Amount (£ million)	32	5	37	(182)
Percentage of scheme assets	9%	10%	9%	(17%	)
Experience gains and losses on scheme liabilities
Amount (£ million)	(17)	(1)	(18)	(23)
Percentage of the present value of the scheme liabilities	(4% )	(1% )	(3% )	(2%	)
Total amount recognized in the STRGL
Amount (£ million)	(96)	(6)	(102)	(331)
Percentage of the present value of the scheme liabilities	(20% )	(6% )	(18% )	(23%	)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

	December 31, 2003		September 30, 2002 restated (i)
	Net assets	Profit and loss account reserve	Net assets	Profit and loss account reserve

	(£ million)
Group net assets and reserves reconciliation
As reported	2,554	390	5,335	2,448
Less: SSAP 24 pension prepayment (net of tax of £14 million (2002 £26 million))	(33)	(33)	(62)	(62)
SSAP 24 pension provision (net of tax of £16 million (2002 £14 million))	30	30	25	25
FRS 17 net pension liability	(118)	(118)	(254)	(254)

Restated for FRS 17	2,433	269	5,044	2,157

(i)	Restated on the adoption of UITF 38 (see Note 1).

Policy on remuneration of executive directors and senior executives

The following policy has applied since Separation and will apply in future years, subject to ongoing review.

Total level of remuneration

The Remuneration Committee aims to ensure that remuneration packages are offered which:

•	attract high quality executives in an environment where compensation levels are based on global market practice;

•	provide appropriate retention strength against loss of key executives;

•	drive aligned focus and attention to key business initiatives and appropriately reward their achievement;

•	support equitable treatment between members of the same executive team; and

•	facilitate global assignments and relocation.

The Committee is aware that, as a UK listed company, IHG PLC’s incentive arrangements may be expected to recognize UK investor guidelines. However, given the global nature of the Hotels business, an appropriate balance needs to be drawn in the design of relevant remuneration packages between domestic and international expectations.

The main components

The Group operates performance-related reward policies. These are designed to provide the appropriate balance between fixed remuneration and variable “risk” reward, which is linked to the performance of both the Group and the individual. Group performance-related measures are chosen carefully to ensure a strong link between reward and true underlying financial performance, and emphasis is placed on particular areas requiring executive focus. Individual performance is measured through an assessment of comprehensive business unit deliverables, demonstrated leadership behaviors, modeling the Group values and the achievement of specific key performance objectives. At the executive level, key performance objectives are linked directly to the Group’s strategic priorities. At a minimum, the individual performance of the executive directors is assessed on an annual basis.

The normal policy for executive directors is that, using ‘target’ or ‘expected value’ calculations, their performance-related incentives will equate to approximately 70% of total annual remuneration (excluding benefits).

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

The main components of remuneration are:

Basic salary

The salary for each executive director is based on individual performance and on information from independent professional sources on the salary levels for similar jobs in groups of comparable companies. Internal relativities and salary levels in the wider employment market are also taken into account.

In addition, benefits are provided to executive directors in accordance with the policy applying to other executives in their geographic location.

Annual performance bonus

Within the Short Term Deferred Incentive Plan, challenging performance goals are set and these must be achieved before the maximum bonus becomes payable. These goals include both personal objectives and targets linked to the Group’s financial performance. For executive directors, the maximum bonus opportunity is 100% of salary, with 30% linked to personal objectives, 35% to adjusted earnings per share and 35% to earnings before exceptional items, interest and taxation. The bonus will normally be paid in IHG PLC shares and deferred. Matching shares may also be awarded up to 0.5 times the deferred amount. Such awards are conditional on the directors’ continued employment with the Group until the release date. The shares will normally be released in equal amounts at the end of each of the three years following deferral.

The executive directors will be expected to hold all shares earned from the Group’s remuneration plans until the value of their holding equates to twice their basic salary or three times in the case of the Chief Executive.

Bonuses are not pensionable.

Executive share options

The Committee believes that share ownership by executive directors and senior executives strengthens the link between the individual’s personal interest and that of the shareholders. Grants of options are normally made annually and, except in exceptional circumstances, will not, in any year, exceed three times annual salary for executive directors.

A performance condition has to be met before options can be exercised. The performance condition is set by the Committee. For options granted in 2003, the Company’s adjusted earnings per share over the three-year period ending December 31, 2005 must increase by at least nine percentage points over the increase in the UK Retail Prices Index (“RPI”) for the same period for one-third of the options granted to vest; 12 percentage points over the increase in RPI for the same period for two-thirds of the options granted to vest; and 15 percentage points over the increase in RPI for the same period for the full award to vest. This was felt to be a realistic but challenging condition in the current economic climate. The achievement or otherwise of the performance condition is assessed, based on the Group’s published results; such assessment is then reviewed by the external auditor.

Executive directors were granted options on May 30, 2003 as shown on page F-33.

It is the current intention for similar performance conditions to apply to options granted in 2004 and later years.

Executive share options are not pensionable.

ShareSave Plan

Executive directors are entitled to participate in all-employee share schemes. Options granted under the IHG Sharesave Plan are not subject to performance conditions and are not pensionable.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

Performance Restricted Shares

The Performance Restricted Share Plan allows executive directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Committee, which is normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times annual salary for executive directors. In determining the level of awards within this maximum limit, the Committee takes into account the level of executive share options granted to the same person. The grant of awards is restricted so that in each year the aggregate of (i) 20% of the market value of the executive share options and (ii) 33% of the market value of Performance Restricted Shares, will not exceed 130% of annual salary, taking the market value in each case as at the date of grant.

For the 2003/05 cycle, performance will be measured by reference to:

•   the increase in IHG PLC Total Shareholder Return (“TSR”) over the Performance Period relative to 11 identified comparator companies; Accor, De Vere, Hilton Group, Hilton Hotels Corp, Host Marriott, Marriott Hotels, Millenium & Copthorne, NH Hotels, Sol Melia, Starwood Hotels and Thistle (up to the point at which this company ceased to be listed); and

•   the increase in IHG Return On Capital Employed (“ROCE”) over the performance period.

In respect of TSR performance, 10% of the award will be released for the achievement of 6th place within the TSR Group and 50% of the award will be released for the achievement of 1st or 2nd place. In respect of ROCE performance, 10% of the award will be released for the achievement of 30% growth and 50% of the award will be released for the achievement of 80% growth. Vesting between all stated points will be on a straight line basis.

It is the current intention that similar performance targets will apply to awards made in 2004 and later years.

A ‘transitional’ award was also made in 2003, subject to TSR performance over the period to December 31, 2004. For executive directors the maximum value of this award equated to 140% of salary.

Benefits under the Performance Restricted Share Plan are not pensionable.

Companies used for comparison

In assessing levels of pay and benefits, IHG compares the packages offered by different groups of comparator companies.

These groups are chosen having regard to participants’:

•   size – turnover, profits and the number of people employed;

•   diversity and complexity of businesses;

•   geographical spread of businesses; and

•   industry type.

External consultants are used to advise the Committee on the structure and level of pay and benefits in IHG’s markets.

Policy on external appointments

The Company recognizes that its directors may be invited to become non-executive directors of other companies and that such duties can broaden experience and knowledge, and benefit the business. Executive directors are, therefore, allowed to accept one non-executive appointment (excluding positions where the director is appointed as the Company’s representative), subject to board approval, as long as this is not likely to lead to a conflict of interest, and to retain the fees received. Richard North receives £36,000 per annum for his services as a non-executive director.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

Contracts of service

(i)	Policy

The Remuneration Committee’s policy is for executive directors to have rolling contracts with a notice period of 12 months.

Prior to the Separation, each of the following executive directors, Richard Hartman, Richard North, Stevan Porter and Richard Solomons entered into service agreements with a notice period of 12 months. All new appointments are intended to have 12 month notice periods.

No provisions for compensation for termination following change of control, or for liquidated damages of any kind, are included in the current directors’ contracts. In the event of any early termination of an executive director’s contract the policy is to seek to minimize any liability.

Sir Ian Prosser continued as executive Chairman under the terms of his previous service agreement until his normal retirement age of 60 years on July 5, 2003. After that date Sir Ian served as non-executive Chairman under revised terms, agreed prior to Separation, for a fixed period which expired on December 31, 2003.

Non-executive directors, Ralph Kugler, Robert C Larson, David Prosser, Sir Howard Stringer and David Webster signed letters of appointment effective from the listing of IHG PLC. David Webster became non-executive Chairman of the Company on January 1, 2004 on new terms.

(ii)	Directors’ contracts

Directors	Contract effective date	Unexpired term/ notice period

Richard Hartman	April 15, 2003	12 months
Richard North	April 15, 2003	12 months
Stevan Porter	April 15, 2003	12 months
Richard Solomons	April 15, 2003	12 months
Sir Ian Prosser	July 6, 2003	Expired

Policy regarding pensions

UK-based executive directors and senior employees participate on the same basis in the executive section of the InterContinental Hotels UK Pension Plan and, if appropriate, the InterContinental Executive Top-Up Scheme. Stevan Porter and senior US-based executives participate in US retirement benefits plans. Executives in other countries, who do not participate in these plans, will participate in local plans, or the Six Continents International Retirement Income Plan.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

Directors’ emoluments since the listing of InterContinental Hotels Group PLC on April 15, 2003

				Total emoluments excluding pensions
	Basic salaries and fees	Performance payments	Benefits	4.15.03 to 12.31.03	Year ended September 30
					2002	2001

	(£ thousand)
Executive directors
Richard North	429	398	27	854	629	889
Richard Hartman	260	214	189	663	—	—
Stevan Porter	264	218	28	510	—	—
Sir Ian Prosser*	183	276	5	464	971	1,200
Richard Solomons	250	232	15	497	—	—

Non-executive directors
Ralph Kugler**	30	—	—	30	—	—
Robert C Larson	30	—	—	30	36	36
David Prosser#	35	—	—	35	—	—
Sir Ian Prosser*	196	—	11	207	—	—
Sir Howard Stringer	30	—	—	30	13	—
David Webster•++	57	—	—	57	—	—

Total	1,764	1,338	275	3,377	1,649	2,125

*	Became non-executive Chairman on July 6, 2003.
**	All fees due to Ralph Kugler were paid to Unilever.
#	Fees paid to David Prosser included a proportion of a £7,500 per annum fee payable to the Chairman of the Remuneration Committee in recognition of the additional responsibilities of this role.
•	Fees paid to David Webster included a proportion of an £80,000 per annum fee payable to the senior independent director in recognition of the additional responsibilities of this role.
++	Became non-executive Chairman on January 1, 2004 for which a fixed fee of £275,000 per annum is paid.
Thomas Oliver retired from Six Continents PLC on March 31, 2003 and has not served as a director of IHG PLC. However, he has an ongoing consultancy agreement in respect of which he received fees of £115,000 during the period. In addition, he had an ongoing healthcare benefit of £7,000 during the period.

The figures above represent emoluments earned as directors during the period since the listing of IHG PLC following Separation. Comparative figures for 2002 and 2001 apply only to those directors who also served as directors of Six Continents PLC. ‘Performance payments’ include payments in respect of participation in the Short Term Deferred Incentive Plan (but excluding any matching shares) and payments from the Performance Restricted Share Plan ‘transitional incentive’ for the period ended December 31, 2003 (further details of which are set out below under Long Term Reward).

‘Benefits’ incorporate all tax assessable benefits arising from the individual’s employment. For Sir Ian Prosser and Messrs Hartman, North and Solomons, this relates in the main to the provision of a fully expensed company car and private healthcare cover. In addition, Mr Hartman received housing, child education and relocation benefits. For Stevan Porter, benefits relate in the main to private healthcare cover and relocation.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

Short Term Deferred Incentive Plan

The table below shows the vesting of shares during the period, representing entitlements earned prior to Separation and carried forward.

Short Term Deferred Incentive Plan (STDIP)	STDIP shares held at 4.15.03*	Vesting date	STDIP shares awarded during the period 4.15.03 to 12.31.03	STDIP shares vested during the period 4.15.03 to 12.31.03	Award Date	Market price per share at award date**	Market price per share at vesting date	STDIP shares held at 12.31.03	Vesting date	Value based on share price at 12.31.03*** £

Directors
Richard North	39,628	12.18.03	—	39,628	12.18.02	335.5p	540.75p
	3,789	5.31.04						3,789	5.31.04	20,444
Stevan Porter	55,428	12.18.03	—	55,428	12.18.01	434.3p	540.75p
	55,428	12.18.04						55,428	12.18.04	293,214

Messrs Hartman, North, Porter and Solomons participated in the STDIP during the period April 15, 2003 to December 31, 2003, but were not eligible to receive an award.
*	IHG PLC shares provided at 372p per share in equal value exchange for Six Continents PLC shares outstanding at April 14, 2003 under the Six Continents Special Deferred Incentive Plan.
**	Award originally made in Six Continents PLC shares. The share prices shown are the equivalent IHG PLC share prices, based on a five day average immediately preceding the award date.
***	The IHG PLC share price on December 31, 2003 was 529p per share.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

Directors’ emoluments from Six Continents PLC from October 1, 2002 to April 14, 2003

				Total emoluments excluding pensions
	Basic salaries and fees	Performance payments	Benefits	10.01.02 to 4.15.03	2002	2001

	(£ thousand)
Executive directors
Tim Clarke*	322	26	14	362	694	725
Iain Napier (resigned September 4, 2000)*+	—	—	409	409	—	985
Richard North	282	31	16	329	629	889
Thomas Oliver*++	263	409	283	955	956	1,267
Sir Ian Prosser	438	38	12	488	971	1,200

Non-executive directors
Roger Carr*	56	—	—	56	46	38
Robert C Larson	23	—	—	23	36	36
Sir Peter Middleton (retired July 31, 2001)*	—	—	—	—	—	30
Sir Geoffrey Mulcahy*	23	—	—	23	36	36
Sir Michael Perry (retired July 31, 2001)*	—	—	—	—	—	61
Bryan Sanderson*	23	—	—	23	36	6
Sir Howard Stringer	23	—	—	23	13	—

Total	1,453	504	734	2,691	3,417	5,273

*	In accordance with the principle of full disclosure, details of emoluments earned by former directors of Six Continents PLC who have not served as directors of IHG PLC have also been presented.
+
As previously disclosed, Iain Napier, a former director, was entitled to certain benefits under the terms of an agreement reached with him prior to the sale of Bass Brewers. Specifically, Mr Napier was entitled to an annuity (index linked at 5% per annum) after May 22, 2003 of approximately £24,000 per annum or an appropriate lump sum. The figure above represents the lump sum paid to Iain Napier in this regard.

++	Thomas Oliver retired on March 31, 2003 and, under the terms of his contract, was repatriated to the United States.

Six Continents Special Deferred Incentive Plan (SDIP)

	SDIP shares held at 10.1.02	Vesting date	SDIP shares awarded during the period 10.1.02 to 4.14.03	Market price per share at award date**	Vesting date	SDIP shares vested during the period 10.1.02 to 4.14.03	Award date	Market price per share at award date**	Market price per share at vesting date	SDIP shares held at 4.14.03	Vesting date	Value based on share price at 4.14.03*** £

Directors+
Tim Clarke	44,433	12.18.02	23,790	534p	12.18.03	44,433	12.18.01	691.1p	502p	23,790	12.18.03	140,837
			2,195	592p	5.31.04					2,195	5.31.04	12,994
Richard North	72,348	12.18.02	24,901	534p	12.18.03	72,348	12.18.01	691.1p	502p	24,901	12.18.03	147,414
			2,381	592p	5.31.04					2,381	5.31.04	14,096
Thomas Oliver*	74,104	4.16.03	20,806	534p	4.16.03					94,910	4.16.03	561,867

+	Neither Tim Clarke nor Thomas Oliver, both former directors of Six Continents PLC, have served as directors of IHG PLC.
*	The vesting date for all awards applicable to Thomas Oliver was extended from March 10, 2003 to April 16, 2003.
**	The share prices shown are based on a five day average immediately preceding the award date.
***	The Six Continents PLC share price on April 14, 2003 was 592p per share.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

Directors’ emoluments — Totals excluding employers’ pension contributions, for fiscal 2003, 2002 and 2001

	Basic salaries and fees	Performance Payments	Benefits	Total emoluments excluding pensions

	(£ thousand)
Total 2003	3,217	1,842	1,009	6,068

Total 2002	2,600	563	254	3,417

Total 2001	2,490	1,517	1,266	5,273

Directors’ pensions

The following information relates to the pension arrangements provided for Richard Hartman (from September 2, 2003), Richard North, Sir Ian Prosser, Richard Solomons and Tim Clarke under the Six Continents Executive Pension Plan (“the SC Plan”) up to March 31, 2003, and the executive section of the InterContinental Hotels UK Pension Plan (“the IC Plan”) from April 1, 2003. In the cases of Richard North, Richard Solomons and Tim Clarke, they were also members of the unfunded Six Continents Executive Top-Up Scheme (“SCETUS”) up to April 14, 2003, and Richard Hartman, Richard North and Richard Solomons were members of the unfunded InterContinental Executive Top-Up Scheme (“ICETUS”) from April 15, 2003 (September 2, 2003 in the case of Richard Hartman). Richard Hartman was a member of the Six Continents International Retirement Income Plan (“SCIRIP”) until September 1, 2003 at which point his UK pension arrangements replaced his international retirement arrangements. The SC Plan and executive section of the IC Plan are similar in that they are funded, Inland Revenue approved, final salary, occupational pension schemes. The main features applicable to the executive directors are: a normal pension age of 60; pension accrual of 1/30th of final pensionable salary for each year of pensionable service; life assurance cover of four times pensionable salary; pensions payable in the event of ill health; and spouses’ and dependants’ pensions on death.

All plan benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings ‘cap’, SCETUS and/or ICETUS are used to increase pension and death benefits to the level that would otherwise have applied. The SCIRIP is a Jersey-based funded international defined contribution plan.

Thomas Oliver (up to April 2003) and Stevan Porter have retirement benefits provided via the 401(k) Retirement Plan for employees of Six Continents Hotels Inc. (“401(k)”) and the Six Continents Hotels Inc. Deferred Compensation Plan (“DCP”). The 401(k) is a tax qualified plan providing benefits on a defined contribution basis, with the member and the relevant company both contributing. The DCP is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing.

April 15, 2003 to December 31, 2003

Directors’ pension benefits	Age at 12.31.03	Directors’ Contributions (note 1)	Transfer value of accrued pension		Increase in transfer value over the period, less directors’ contributions	Increase in accrued pension (note 2)	Increase in accrued pension (note 3)	Accrued Pension at 12.31.03 (note 4)
			4.15.03	12.31.03 (note 5)

		(£)	(£)	(£)	(£)	(£pa)	(£pa)	(£pa)
Richard Hartman	57	3,700	—	652,200	648,500	38,400	38,400	38,400
Richard North	53	9,900	1,930,700	2,423,800	483,200	32,500	28,100	180,000
Sir Ian Prosser	60	7,200	11,153,800	11,352,500	191,500	7,500	7,500	573,100
Richard Solomons	42	9,900	418,500	569,400	141,000	18,000	16,300	75,500

Footnotes on following page.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

October 1, 2002 to April 14, 2003

Directors’		Directors’	Transfer value of accrued pension		Increase in transfer value over the period less	Increase in accrued	Accrued Pension at
Pension Benefits	Age at 04.14.03	Contributions (note 1)	10.1.02 (note 5)	4.14.03	directors’ contributions	pension (note 2)	4.14.03 (note 4)

		(£)	(£)	(£)	(£)	(£pa)	(£pa)
Tim Clarke	46	7,300	1,261,000	1,903,500	635,200	15,000	208,200
Richard North	53	7,300	1,408,400	1,903,700	515,000	12,800	147,500
Sir Ian Prosser	59	21,600	10,727,100	11,153,800	405,100	17,800	565,600
Richard Solomons	41	7,300	288,700	418,500	122,500	6,600	57,500

note 1:
Contributions paid in the period by the directors under the terms of the plans. Richard Hartman’s contributions were paid after December 31, 2003. The aggregate of the company contributions was £258,700.

note 2:	The absolute increase in accrued pension during the period.
note 3:	The increase in accrued pension during the period excluding any increase for inflation, on the basis that increases to accrued pensions are applied at October 1.
note 4:	Accrued pension is that which would be paid annually on retirement at 60, based on service to the end of the period.
note 5:
The transfer value in respect of Sir Ian Prosser as at October 1, 2002 has been restated to allow for his right to draw the accrued pension without deduction, which was already funded and charged in previous accounts, and to allow for a 3% increase to his annual salary for pension purposes on October 1, 2001 and 2002. The transfer value shown in respect of Sir Ian as at December 31, 2003 is the figure at his date of retirement of July 5, 2003.

The figures shown in the above tables relate to the final salary plans only. For defined contribution plans, the contributions made by and in respect of Richard Hartman, Thomas Oliver and Stevan Porter are:

	Company contribution October 1, 2002 to April 14, 2003			Company contribution April 15, 2003 to December 31, 2003
	SCIRIP	DCP	401(k)	SCIRIP	DCP	401(k)

	(£)	(£)	(£)	(£)	(£)	(£)
Richard Hartman	27,700	—	—	22,800	—	—
Thomas Oliver	—	54,100	4,900	—	13,100	—
Stevan Porter	—	21,900	7,700	—	18,900	300

The aggregate of these contributions was £171,400.

Directors’ emoluments — Totals relating to employers’ pension contributions for fiscal 2003, 2002 and 2001

Employers’ pension contributions

(£ thousand)
Total 2003	430

Total 2002	374

Total 2001	332

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

The following additional information relates to directors’ pensions under the various plans.

Dependants’ Pensions

On the death of a director before his normal retirement age, a widow’s pension equal to one-third of his own pension is payable; a child’s pension of one-sixth of his pension is payable for each of a maximum of two eligible children. On the death of a director after payment of his pension commences, a widow’s pension of two-thirds of the director’s full pension entitlement is payable; in addition, a child’s pension of one-sixth of his full pension entitlement is payable for each of a maximum of two eligible children.

Early Retirement Rights

After leaving the service of the relevant company, the director has the right to draw his accrued pension at any time after his 50th birthday, subject to a discount for early payment.

Pension Increases

All pensions (in excess of Guaranteed Minimum Pensions) are subject to contractual annual increases in line with the annual rise in RPI, subject to a maximum of 5% per annum. In addition, it is current policy to pay additional increases based on two-thirds of any rise in RPI above 5% per annum.

Other Discretionary Benefits

Other than the discretionary pension increases mentioned above, there are no discretionary practices which are taken into account in calculating transfer values on leaving service.

Long Term Reward

The Performance Restricted Share Plan was introduced on Separation and in 2003 there were three cycles in operation.

The awards made in respect of the performance period ended December 31, 2003, which are to be paid in cash, were:

Directors	Awards held at 4.15.03	Pre-tax awards granted during period to 12.31.03	Total pre-tax awards held at 12.31.03

	(£ thousand)
Richard Hartman	—	214	214
Richard North	—	398	398
Stevan Porter	—	218	218
Sir Ian Prosser*	—	276	276
Richard Solomons	—	232	232

This ‘transitional’ award was based on performance during the period to December 31, 2003 where the performance measure related to the achievement of actual and annualised overhead reduction targets. The award is to be paid in cash, equivalent to 66% of salary.

*	Sir Ian Prosser’s award was pro-rated to reflect his actual service during the performance period following his retirement from the role of executive Chairman on July 5, 2003.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

The awards made in respect of the Performance Restricted Share Plan cycles ending on December 31, 2004 and December 31, 2005 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are:

	Awards held at 4.15.03 Ordinary shares	Awards granted during period to 12.31.03 max potential entitlement Ordinary shares				Max potential entitlement at 12.31.03 Ordinary shares	Value based on share price of 445p at award

							(£ thousand)
Directors		2003/04	*	2003/05	**

Richard Hartman	—	111,930		167,900		279,830	1,245
Richard North	—	188,760		283,140		471,900	2,100
Stevan Porter	—	113,810		170,710		284,520	1,266
Sir Ian Prosser***	—	65,410		65,410		130,820	582
Richard Solomons	—	110,110		165,160		275,270	1,225

							6,418

*
This ‘transitional’ award is based on performance to December 31, 2004 where the performance measure relates to the Company’s total shareholder return against a group of 11 other comparator companies. The number of shares released will be graded, according to where the Company finishes in the comparator group, with 100% of the award being released for first or second position and 20% of the award being released for sixth place. Below sixth place there will be no release.

**
This award is based on performance to December 31, 2005 where the performance measure relates to both the Company’s total shareholder return against a group of 11 other comparator companies and growth in return on capital employed. Further details of the performance measure are set out on page F-25.

***	Sir Ian Prosser’s award was pro-rated to reflect his actual service during the performance period following his retirement from the role of executive Chairman on July 5, 2003.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

Directors’ Options
	Ordinary shares under option

	Six Continents Options held at 10.1.02 or date of appointment	Equivalent value IHG Options rolled over following Separation+	Granted during the period		Lapsed during the period		Exercised during the period		Options held at 12.31.03	Weighted average option price (p)	Option Price (p)

Richard Hartman	213,100	364,388								398.98
			250,684	*							438.00
A									364,388	398.98
C									250,684	438.00
Total	213,100	364,388	250,684		—		—		615,072	414.88

Richard North	416,400	712,017								388.66
			410,958	*							438.00
			2,193	**							420.50
A									693,379	383.16
B									18,638	593.29
C									413,151	437.91
Total	416,400	712,017	413,151		—		—		1,125,168	406.74

Stevan Porter	104,200	178,176								409.36
			254,883	*							438.00
A									178,176	409.36
C									254,883	438.00
Total	104,200	178,176	254,883		—		—		433,059	426.22

Sir Ian Prosser	722,075	1,234,704								430.84
							33,343	[o]			304.10
							1,105	#			350.00

					532	***	1,054	#			366.00
A									1,157,461	428.87
B									41,209	593.29
Total	722,075	1,234,704	—		532		35,502		1,198,670	434.52

Richard Solomons	211,858	362,261								374.92
			239,726	*							438.00
			3,769	**							420.50
					3,862	***	854	#			351.00
A									335,487	360.90
B									22,058	593.29
C									243,495	437.73
Total	211,858	362,261	243,495		3,862		854		601,040	400.55

+
The number and the exercise prices of options over IHG PLC shares exchanged for former options over Six Continents PLC shares were calculated in accordance with a formula based on the closing Six Continents PLC and opening IHG PLC share prices, both averaged over a five-day period. All outstanding rolled over options are immediately exercisable and the latest date that any rolled over options may be exercised is October 2012.

A	Where options are exercisable and the market price per share at December 31, 2003 was above the option price;
B	Where the options are exercisable but the market price per share at December 31, 2003 was below the option price; and
C	Where options are not yet exercisable.
*
Share options under the IHG Executive Share Option Plan were granted on May 30, 2003 at an option price of 438p. These options are exercisable between May 2006 and May 2013, subject to the achievement of the performance condition.

**	Share options under the IHG Sharesave Plan were granted on December 19, 2003 at an option price of 420.5p. These options are exercisable between March 2007 and March 2009.
Footnotes continue on next page

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 4 — Staff (continued)

***
Represents the entitlement to IHG PLC shares which lapsed on October 11, 2003 under the former Six Continents Sharesave Schemes, due to early termination of individual sharesave contracts, as a consequence of the Separation.

o	Represents rolled over options under the Six Continents 1985 Executive Share Option Scheme which would otherwise have lapsed on October 11, 2003, as a consequence of the Separation.
#	Represents rolled over options under the Six Continents Sharesave Schemes which would otherwise have lapsed on October 11, 2003 as a consequence of the Separation.

Option prices range from 295.33p to 593.29p per IHG PLC share. The closing market value share price on December 31, 2003 was 529p and the range during the period from listing on April 15, 2003 to December 31, 2003 was 339p to 556.25p per share.

The gain on exercise by directors in aggregate was £69,491 in the period ended December 31, 2003 (no gains in the year ended September 30, 2002).

Directors’ shareholdings

Executive directors	December 31, 2003 InterContinental Hotels Group PLC Ordinary shares of £1	October 1, 2002* Six Continents PLC Ordinary shares of 28p**

Richard Hartman	30,345	35,808
Richard North	171,470	80,649
Stevan Porter	56,754	19,348
Richard Solomons	17,956	20,182

Non-executive directors
Ralph Kugler	1,000	—
Robert C Larson***	9,805	11,571
Sir Ian Prosser	270,060	276,238
David Prosser	5,000	—
Sir Howard Stringer	8,474	—
David Webster****	824	793

*	Or date of appointment, if later.
**
These share interests were in Six Continents PLC prior to the Separation in April 2003. For every 59 Six Continents PLC shares held on April 11, 2003, shareholders received 50 IHG PLC and 50 Mitchells & Butlers plc shares plus 81p in cash per Six Continents PLC share.

***	Held in the form of American Depositary Receipts.
****	David Webster purchased a further 5,000 shares in the Company on March 16, 2004.

The above shareholdings are all beneficial interests and include shares held by directors’ spouses and other connected persons, shares held on behalf of executive directors by the Trustees of the Six Continents Employee Profit Share Scheme and of the Company’s ESOP. None of the directors has a beneficial interest in the shares of any subsidiary.

At December 31, 2003, the executive directors, as potential beneficiaries under the Company’s ESOP, were each technically deemed to be interested in 2,222,519 unallocated IHG PLC shares held by the Trustees of the ESOP. In the period from December 31, 2003 to March 10, 2004 a further 65,018 shares were released from the ESOP, reducing the number of shares in which the executive directors hold a residual interest to 2,157,501 in total.

The Company’s Register of Directors’ Interests, which is open to inspection at the Registered Office, contains full details of directors’ shareholdings and share options.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 5 – Exceptional Items

	15 months ended December 31			Year ended September 30
	2003			2002			2001
	Continuing operations (i)	Discontinued operations (i)	Total	Continuing operations (i)	Discontinued operations (i)	Total	Continuing operations (i)	Discontinued operations (i)	Total

	(£ million)
Operating exceptional items:
Hotels impairment charge (ii)	(51)	—	(51)	(77)	—	(77)	—	—	—
Hotels exceptional costs (iii)	—	—	—	—	—	—	(43)	—	(43)

Total operating exceptional items	(51)	—	(51)	(77)	—	(77)	(43)	—	(43)

Non-operating exceptional items:
Cost of fundamental reorganization (iv)	(67)	—	(67)	—	—	—	—	—	—
Separation costs (v)	(51)	(41)	(92)	(4)	—	(4)	—	—	—
Profit/(loss) on disposal of fixed assets	4	(2)	2	2	(2)	—	(2)	—	(2)
Provision against fixed asset investments (vi)	(56)	—	(56)	—	—	—	—	—	—
Profit/(loss) on disposal of operations
Bass Brewers (vii)	—	—	—	—	57	57	—	38	38
Other operations (viii)	—	—	—	—	—	—	—	(36)	(36)

	(170)	(43)	(213)	(2)	55	53	(2)	2	—

Total exceptional items before interest and taxation	(221)	(43)	(264)	(79)	55	(24)	(45)	2	(43)
Premium on early settlement of debt (ix)	(136)	—	(136)	—	—	—	—	—	—
Tax credit/(charge) on above items	36	28	64	(10)	1	(9)	10	(11)	(1)
Exceptional tax credit (x)	—	—	—	—	114	114	—	—	—

Total exceptional items after interest and taxation	(321)	(15)	(336)	(89)	170	81	(35)	(9)	(44)

(i)
Continuing operations comprise InterContinental Hotels Group PLC. Discontinued operations relate to Mitchells & Butlers plc for all periods presented and in 2002 and 2001 also included profits on disposal of Bass Brewers of £57 million and £38 million respectively, relating to the finalization of completion accounts and in 2002 included an exceptional tax credit representing the release of over provisions of tax in relation to Bass Brewers and other businesses.

(ii)
Tangible fixed assets were written down by £73 million (2002 £113 million, 2001 £mil million) following an impairment review of the hotel estate. £51 million (2002 £77 million, 2001 £nil million) was charged above as an operating exceptional item and £22 million (2002 £36 million, 2001 £nil million) reversed previous revaluation gains (see F-4).

(iii)	Related to reorganization, restructuring and strategic appraisal costs in the InterContinental Hotels division.
(iv)	Relates to a fundamental reorganization of the Hotels business. The cost includes redundancy entitlements, property exit costs and other implementation costs.
(v)
On April 15, 2003, the Separation of Six Continents PLC was completed. Costs of the Separation and bid defense total £96 million. Of the costs, £4 million were incurred in the year to September 30, 2002, the remainder in the period to December 31, 2003.

(vi)
Relates to a provision for diminution in value in the Group’s investment in FelCor Lodging Trust Inc. and other fixed asset investments and reflects the directors’ view of the fair value of the holdings.

(vii)
Bass Brewers was disposed of in August 2000. The profit in 2002 comprises £9 million received in respect of the finalization of completion account adjustments, together with the release of disposal provisions no longer required of £48 million. The profit in 2001 arose from deferred consideration and the finalization of the pension scheme transfer.

(viii)	Related to and resulting from the disposal of 988 smaller unbranded pubs by MAB.
(ix)
Relates to the premiums paid on the repayment of the Group’s £250 million 10 3/8% debenture and EMTN loans. £23 million of the associated tax credit is shown as relating to discontinued operations as a result of the terms relating to Group relief in the Separation Agreement.

(x)	Represents the release of over provisions for tax in respect of prior years.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 6 — Interest Payable and Similar Charges

	15 months ended December 31	Year ended September 30
	2003	2002	2001

	(£ million)
Bank loans and overdrafts	38	21	26
Other	113	155	198

	151	176	224

Note 7 — Tax on Profit on Ordinary Activities

	15 months ended December 31, 2003			Year ended September 30
Tax charge	Before exceptional items	Exceptional items	Total	2002	2001

	(£ million)
UK corporation tax at 30% (2002 30%, 2001 30%):
Current year	42	(38)	4	106	95
Prior years	(80)	—	(80)	(129)	(13)

	(38)	(38)	(76)	(23)	82

Foreign tax:
Current year	72	(3)	69	65	92
Prior years	(20)	—	(20)	(1)	20

	52	(3)	49	64	112

Total current tax	14	(41)	(27)	41	194

Deferred tax:
Origination and reversal of timing differences	53	(23)	30	17	72
Adjustments to estimated recoverable deferred tax assets	(11)	—	(11)	11	(35)
Prior years	(9)	—	(9)	(17)	(8)

Total deferred tax	33	(23)	10	11	29

Tax on profit on ordinary activities	47	(64)	(17)	52	223

Further analyzed as tax relating to:
Profit before exceptional items	47	—	47	157	222
Exceptional items (see Note 5):
Operating	—	—	—	—	(10)
Non-operating	—	(64)	(64)	9	11
Tax credit	—	—	—	(114)	—

	47	(64)	(17)	52	223

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 7 — Tax on Profit on Ordinary Activities (continued)

Tax reconciliations

Reconciliation of current tax rate

	15 months ended December 31	Year ended September 30

	2003	2002	2001

	(%)
UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	20.7	1.3	0.3
Capital allowances in excess of depreciation	(12.6)	(3.7)	(2.6)
Other timing differences	(104.2)	(1.3)	(1.0)
Net effect of different rates of tax in overseas businesses	46.1	3.1	0.3
Adjustment to tax charge in respect of prior years	(276.7)	(2.9)	1.0
Capital gains	—	—	(0.1)
Other	2.1	—	—
Exceptional items	219.9	(18.8)	0.2

Effective current tax rate	(74.7)	7.7	28.1

Effective current tax rate before exceptional items	3.2	26.1	28.0

Reconciliation of overall tax rate

	15 months ended December 31	Year ended September 30

	2003	2002	2001

	(%)
UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	20.7	1.3	0.3
Net effect of different rates of tax in overseas businesses	46.1	4.0	0.8
Adjustment to tax charge in respect of prior years	(302.8)	(6.0)	(0.2)
Capital gains	—	—	(0.1)
Other	4.6	(0.6)	(0.5)
Exceptional items	154.4	(19.0)	1.9

Effective tax rate	(47.0)	9.7	32.2

Factors which may affect future tax charges

The key factors which may affect future tax charges include the availability of accelerated tax depreciation, utilization of unrecognized losses, changes in tax legislation, settlements with tax authorities and the proportion of profits subjected to higher overseas tax rates.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 8 — Dividends

	15 months ended December 31	Year ended September 30 restated (i)		15 months ended December 31	Year ended September 30 restated (i)
	2003	2002	2001	2003	2002	2001

	(pence per share)			(£ million)
Dividends on ordinary shares
Interim Six Continents PLC	7.65	12.58	12.27	56	92	86
Proposed final Six Continents PLC	—	29.14	28.20	—	213	207
Interim InterContinental Hotels Group PLC	4.05	—	—	30	—	—
Proposed final InterContinental Hotels Group PLC	9.45	—	—	70	—	—

	21.15	41.72	40.47	156	305	293

The proposed final IHG dividend is payable on the shares in issue at March 26, 2004.

(i)	Restated based on an equivalent number of shares of InterContinental Hotels Group PLC.

Note 9 — Earnings per Ordinary Share

Basic earnings per ordinary share is calculated by dividing the earnings available for shareholders of £19 million (2002 £457 million, 2001 £443 million) by 733 million (2002 731 million, 2001 731 million), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period. The weighted average number of shares in issue has been based on the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC and Six Continents PLC adjusted to equivalent shares of InterContinental Hotels Group PLC. The comparatives have been restated accordingly.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 733 million (2002 734 million, 2001 736 million).

Adjusted earnings per ordinary share is calculated as follows:

	15 months ended December 31	Year ended September 30 restated

	2003	2002	2001

	(pence per ordinary share)
Basic earnings	2.6	62.5	60.6
Exceptional items, less tax thereon	45.8	(11.1)	6.0

Adjusted earnings	48.4	51.4	66.6

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 10 — Cash flow from operating activities

	15 months ended December 31	Year ended September 30
	2003	2002	2001

	(£ million)
Operating profit before exceptional items	483	618	792
Depreciation and amortization	303	271	238

Earnings before interest, taxation, depreciation and amortization and exceptional items	786	889	1,030
Other non-cash items	(2)	(4)	1
Increase in stocks	(1)	(1)	—
(Increase)/decrease in debtors	(10)	(92)	83
Increase/(decrease) in creditors	69	(37)	(94)
Provisions expended – (Note 22)	(10)	(18)	(13)

Operating activities before expenditure relating to exceptional items	832	737	1,007
Cost of fundamental reorganization	(37)	—	—
Operating exceptional expenditure	—	(17)	(23)

Operating activities	795	720	984
Net capital expenditure – (Note 12)	(248)	(513)	(868)

Operating cash flow – (Note 13)	547	207	116

Note 11 — Net Debt

	Cash and overdrafts				Liquid resources	Financing
	Cash at bank and in hand	Overdrafts	Total		Current asset investments	Other borrowings due within one year	Other borrowings due after one year	Total

	(£ million)
At October 1, 2000	125	(49)	76		862	(70)	(1,213)	(345)
Net cash flow	(538)	12	(526	)(i)	—	—	—	(526)
Management of liquid resources and financing	493	—	493	(i)	(497)	(276)	186	(94)
Other movements arising on acquisitions	—	—	—		—	(38)	—	(38)
Exchange and other adjustments	(13)	—	(13)		1	6	8	2

At September 30, 2001	67	(37)	30		366	(378)	(1,019)	(1,001)
Net cash flow	(276)	(29)	(305	)(i)	—	—	—	(305)
Management of liquid resources and financing	295	—	295	(i)	(232)	(414)	354	3
Exchange adjustments	(2)	—	(2)		84	10	34	126

At September 30, 2002	84	(66)	18		218	(782)	(631)	(1,177)
Net cash flow	(86)	64	(22	)(i)	—	—	—	(22)
Management of liquid resources and financing	77	—	77	(i)	129	758	(369)	595
Separation of MAB	(7)	—	(7)		(7)	4	—	(10)
Exchange and other adjustments	(13)	(3)	(16)		37	12	12	45

At December 31, 2003	55	(5)	50		377	(8)	(988)	(569)

Current asset investments include currency swaps.
(i)	Represents a movement in cash and overdrafts of £55 million inflow (2002 £10 million outflow, 2001 £33 million outflow) (see Consolidated Statement of Cash Flows).

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 12 — Net Capital Expenditure

	15 months ended December 31	Year ended September 30
	2003	2002

	(£ million)
Hotels
Americas	(42)	92
EMEA	103	121
Asia Pacific	37	4
Central	24	39

	122	256
Soft Drinks	65	31

InterContinental Hotels Group PLC (i)	187	287
Discontinued operations (i)	61	226

	248	513

(i)	InterContinental Hotels Group PLC comprises continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

Net capital expenditure for the year ended September 30, 2001 for the Hotels division was £552 million, Soft Drinks was £28 million and discontinued operations was £288 million.

Note 13 — Operating Cash Flow

	15 months ended December 31	Year ended September 30
	2003	2002	2001

	(£ million)
Hotels	336	(15)	(82)
Soft Drinks	59	77	99

InterContinental Hotels Group PLC (i)	395	62	17
Discontinued operations (i)	152	145	99

	547	207	116

(i)
InterContinental Hotels Group PLC comprises continuing operations. Discontinued operations relate to Mitchells & Butlers plc for all periods presented and in 2001 includes £43 million related to Bass Brewers.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 14 — Management of Liquid Resources and Financing

	15 months ended December 31,	Year ended September 30
	2003	2002	2001

	(£ million)
New borrowings (i)	18,672	8,260	5,510
Net commercial paper repaid	—	—	(21)
Other borrowings repaid (i)	(19,061)	(8,200)	(5,399)

	(389)	60	90
Debt assumed by MAB	577	—	—
Ordinary shares issued by InterContinental Hotels Group PLC and Six Continents PLC	18	3	9
Ordinary shares repurchased	—	—	(103)

Financing	206	63	(4)
Movement in liquid resources (ii)	(129)	232	497

	77	295	493

(i)	Includes amounts rolled over under bank loan facilities.
(ii)	Liquid resources primarily comprise short-term deposits of less than one year, short-term investments and currency swaps.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 15 — Intangible Fixed Assets

Goodwill

(£ million)
Year ended September 30, 2002

Cost:
At October 1, 2001	189
Exchange adjustments	(3)
Acquisitions	11

At September 30, 2002	197

Amortization:
At October 1, 2001	15
Exchange adjustments	(1)
Provided	10

At September 30, 2002	24

Net book value at September 30, 2002	173

15 months ended December 31, 2003
At October 1, 2002	197
Acquisitions	10
Separation of MAB	(15)

At December 31, 2003	192

Amortization:
At October 1, 2002	24
Provided	13
Separation of MAB	(3)

At December 31, 2003	34

Net book value at December 31, 2003	158

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 16 — Tangible Fixed Assets

By activity

	Hotels	Soft Drinks	Total	Discontinued(i)	Total Group

	(£ million)
Year ended September 30, 2002
Cost or valuation:
At October 1, 2001	4,234	408	4,642	3,521	8,163
Exchange and other adjustments	(87)	—	(87)	—	(87)
Additions	364	36	400	254	654
Disposals	(113)	(36)	(149)	(53)	(202)
Impairment	(36)	—	(36)	—	(36)

At September 30, 2002	4,362	408	4,770	3,722	8,492

Depreciation:
At October 1, 2001	290	175	465	140	605
Exchange and other adjustments	(16)	—	(16)	—	(16)
Provided	133	42	175	86	261
On disposals	(17)	(29)	(46)	(30)	(76)
Impairment	77	—	77	—	77

At September 30, 2002	467	188	655	196	851

Net book value at September 30, 2002	3,895	220	4,115	3,526	7,641

15 months ended December 31, 2003
Cost or valuation:
At October 1, 2002	4,362	408	4,770	3,722	8,492
Exchange and other adjustments	2	4	6	1	7
Additions	314	66	380	81	461
Disposals	(281)	(27)	(308)	(64)	(372)
Separation of MAB	—	—	—	(3,740)	(3,740)
Impairment	(22)	—	(22)	—	(22)

At December 31, 2003	4,375	451	4,826	—	4,826

Depreciation:
At October 1, 2002	467	188	655	196	851
Exchange and other adjustments	(7)	1	(6)	—	(6)
Provided	186	50	236	54	290
On disposals	(37)	(24)	(61)	(40)	(101)
Separation of MAB	—	—	—	(210)	(210)
Impairment	51	—	51	—	51

At December 31, 2003	660	215	875	—	875

Net book value at December 31, 2003	3,715	236	3,951	—	3,951

(i)	Discontinued operations relate to Mitchells & Butlers plc.

Tangible fixed assets have been written down in total by £73 million (2002 £113 million, 2001 £nil million) following an impairment review of the hotel estate. The impairment has been measured by reference to the value in use of income-generating units, using either the higher of value in use or estimated recoverable amount. The discount rate used for value in use calculations was 11.4%.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 16 — Tangible Fixed Assets (continued)

By category

	Land and buildings	Fixtures, fittings and equipment	Plant and machinery	Total

	(£ million)
Year ended September 30, 2002
Cost or valuation:
At October 1, 2001	5,836	2,198	129	8,163
Exchange and other adjustments	(59)	(28)	—	(87)
Additions	261	381	12	654
Disposals	(96)	(101)	(5)	(202)
Impairment	(36)	—	—	(36)

At September 30, 2002	5,906	2,450	136	8,492

Depreciation:
At October 1, 2001	51	480	74	605
Exchange and other adjustments	(4)	(12)	—	(16)
Provided	26	223	12	261
On disposals	(3)	(69)	(4)	(76)
Impairment	77	—	—	77

At September 30, 2002	147	622	82	851

Net book value at September 30, 2002	5,759	1,828	54	7,641

15 months ended December 31, 2003
Cost or valuation:
At October 1, 2002	5,906	2,450	136	8,492
Exchange and other adjustments	11	(8)	4	7
Additions	139	291	31	461
Disposals	(221)	(146)	(5)	(372)
Separation of MAB	(2,809)	(930)	(1)	(3,740)
Impairment	(22)	—	—	(22)

At December 31, 2003	3,004	1,657	165	4,826

Depreciation:
At October 1, 2002	147	622	82	851
Exchange and other adjustments	3	(10)	1	(6)
Provided	28	243	19	290
On disposals	(13)	(83)	(5)	(101)
Separation of MAB	(48)	(162)	—	(210)
Impairment	51	—	—	51

At December 31, 2003	168	610	97	875

Net book value at December 31, 2003	2,836	1,047	68	3,951

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 16 — Tangible Fixed Assets (continued)

Land and buildings

	December 31,			September 30,
	2003			2002
	Cost or valuation	Depreciation	Net book value	Cost or valuation	Depreciation	Net book value

	(£ million)
Freehold	2,109	(107)	2,002	4,692	(94)	4,598
Leasehold: unexpired term of more than 50 years	825	(25)	800	948	(16)	932
unexpired term of 50 years or less	70	(36)	34	266	(37)	229

	3,004	(168)	2,836	5,906	(147)	5,759

Cost or valuation of properties comprises:

	December 31,	September 30,
	2003	2002

	(£ million)
1999 valuation	1,567	3,032
1992 valuation	17	29
Cost	1,420	2,845

	3,004	5,906

Properties

Properties, comprising land, buildings and certain fixtures, fittings and equipment, are included above at cost or valuation, less depreciation as required. The transitional rules of FRS 15 have been followed, permitting the carrying values of properties as at October 1, 1999 to be retained.

The most recent valuation of properties was undertaken in 1999 and covered all properties then owned by the Group other than hotels acquired or constructed in that year and leasehold properties having an unexpired term of 50 years or less. This valuation was undertaken by external Chartered Surveyors and internationally recognized valuers (Jones Lang LaSalle Hotels) in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors. The basis of valuation was predominantly existing use value and had regard to trading potential.

Historical cost

The comparable amounts under the historical cost convention for properties would be:

	December 31,	September 30,
	2003	2002

	(£ million)
Cost	2,931	4,998
Depreciation	(177)	(199)

Net book value	2,754	4,799

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 17 — Fixed Asset Investments

Investments and advances restated (i)

(£ million)
Year ended September 30, 2002
Cost:

At October 1, 2001	364
Exchange and other adjustments	(19)
Additions	14
Disposals and repayments	(20)

At September 30, 2002	339

Provision for diminution in value:
At October 1, 2001	130
Exchange and other adjustments	(7)
On disposals	(2)

At September 30, 2002	121

Net book value at September 30, 2002	218

15 months ended December 31, 2003
Cost:
At October 1, 2002	339
Exchange adjustments	(34)
Reclassifications	6
Additions	42
Disposals and repayments	(12)

At December 31, 2003	341

Provision for diminution in value:
At October 1, 2002	121
Exchange adjustments	(20)
Reclassifications	3
Provisions made (ii)	65

At December 31, 2003	169

Net book value at December 31, 2003	172

(i)	Restated on the adoption of UITF 38 (see Note 1).
(ii)	Relates to a provision for diminution in value of the Group’s investment in FelCor Lodging Trust Inc. and other fixed asset investments.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 17 — Fixed Asset Investments (continued)

Analysis of investments and advances

	December 31, 2003		September 30, 2002 restated (i)

	Cost less amount written off	Market value	Cost less amount written off	Market value

	(£ million)
Listed investments (i)	64	66	116	87
Unlisted investments	108		102

	172		218

(i)	Restated on the adoption of UITF 38 (see Note 1).

All listed investments are listed on a recognized investment exchange.

Note 18 — Stocks

	December 31,	September 30,
	2003	2002

	(£ million)
Raw materials	9	8
Work in progress	—	22
Finished goods	21	47
Consumable stores	14	14

	44	91

Note 19 — Debtors

	December 31, 2003		September 30, 2002 restated(i)

	Total	After one year	Total	After one year

	(£ million)		(£ million)
Trade debtors	316		339
Less: Provision for bad and doubtful debts	(39)		(50)

	277		289
Other debtors (net of provisions for bad and doubtful debts £6 million) (2002 £5 million)	104	17	153	2
Corporate taxation	37	7	1	—
Pension prepayment	47	47	88	88
Other prepayments	58	5	98	1

	523	76	629	91

(i)	Restated for the reclassification of pension provisions (see Note 1).

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 20 — Creditors: amounts falling due within one year

	December 31,	September 30,
	2003	2002

	(£ million)
Borrowings — (Note 23)	13	848
Trade creditors	133	178
Corporate taxation	389	455
Other taxation and social security	46	82
Accrued charges	235	274
Proposed dividend of parent company	70	213
Proposed dividend for minority shareholders	16	—
Other creditors	183	223

	1,085	2,273

Note 21 — Creditors: amounts falling due after one year

		September 30,
	December 31, 2003	2002 restated (i)

	(£ million)
Borrowings — (Note 23)	988	631
Other creditors and deferred income	97	100

	1,085	731

(i)	Restated for the reclassification of pension provisions (see Note 1).

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 22 — Deferred Taxation and Other Provisions for Liabilities and Charges

		Other provisions for liabilities and charges
	Deferred Taxation	Hotels Reorganization (ii)	MAB Reorganization	Onerous contracts (iii)	Pensions (iv)	Other (v)	Total

	(£ million)
At October 1, 2001	487	—	9	22	—	73	104
Reclassification of pension balances	—	—	—	—	36	—	36

At October 1, 2001 (restated)	487	—	9	22	36	73	140
Profit and loss account	11	—	2	—	3	(56)	(51)
Expenditure	—	—	—	(10)	—	(8)	(18)
Exchange and other adjustments	(3)	—	—	—	—	—	—

At September 30, 2002	495	—	11	12	39	9	71

Profit and loss account	10	67	—	(6)	6	(1)	66
Expenditure	—	(37)	(2)	(4)	—	(4)	(47)
Exchange and other adjustments	(2)	(3)	(6)	3	1	—	(5)
Separation of MAB	(189)	—	(3)	—	—	(3)	(6)

At December 31, 2003	314	27	—	5	46	1	79

(i)	Restated for the reclassification of pension provisions (see Note 1).
(ii)	Relates to the Hotels reorganization charged as a non-operating exceptional item and is expected to be largely utilized in the year to 31 December 2005.
(iii)	Primarily relates to onerous fixed lease contracts acquired with the InterContinental hotels business and having expiry dates to 2008.
(iv)	Relates to unfunded post retirement benefit plans (see Note 4).
(v)
Represents liabilities with varying expected utilization dates. During 2002, disposal provisions no longer required of £48 million were released to the profit and loss account as a non-operating exceptional item (see Note 5).

Deferred taxation

	December 31,	September 30,
Analyzed as tax on timing differences related to:	2003	2002

	(£ million)

Fixed assets	252	437
Deferred gains on loan notes	123	125
Losses	(37)	(67)
Pension prepayment	14	26
Other	(38)	(26)

	314	495

The deferred tax asset of £37 million (2002 £67 million) recognized in respect of losses includes £6 million (2002 £30 million) of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and £31 million (2002 £37 million) in respect of revenue tax losses. Tax losses with a value of £317 million (2002 £157 million), including capital losses with a value of £112 million (2002 £111 million), have not been recognized as their use is uncertain or not currently anticipated.

No provision has been made for deferred tax on the sale of properties at their revalued amounts. The total amount unprovided is estimated at £215 million (2002 £348 million restated(i)).

No provision has been made for deferred tax on the sale of properties where gains have been, or are expected to be, deferred against expenditure on replacement assets for an indefinite period until the sale of the replacement assets. The total amount unprovided is estimated at £52 million (2002 £166 million restated (i)). It is not anticipated that any such tax will be payable in the foreseeable future.

(i) Restated following a review of historical tax basis and unrealized gains in respect of the Group’s properties, principally related to MAB.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 23 — Borrowings

Analysis of borrowings

	December 31, 2003			September 30, 2002
	Within one year	After one year	Total	Within one year	After one year	Total

	(£ million)
Secured bank loans and overdrafts:
Bank loans (i)	3	57	60	4	55	59
Unsecured bank loans and overdrafts:
Bank loans	5	489	494	579	46	625
Overdrafts	5	—	5	66	—	66

Total bank loans and overdrafts	13	546	559	649	101	750

Secured — other borrowings:
2016 debenture stock 10.375% (ii)	—	—	—	—	250	250
Other debenture stock and loans (iii)	—	1	1	7	2	9
Unsecured — other borrowings:
2003 Guaranteed Notes 6.625% ($300 million)	—	—	—	192	—	192
2007 Guaranteed Notes 5.75% (£250 million)	—	18	18	—	250	250
2010 Guaranteed Notes 4.75% (€600 million)	—	420	420	—	—	—
Other loan stock (iv)	—	3	3	—	28	28

Total other borrowings	—	442	442	199	530	729

Total borrowings	13	988	1,001	848	631	1,479

(i)	Secured by way of mortgage over individual hotel properties. The terms, rates of interest and currencies of these bank loans vary.
(ii)	Secured by a first floating charge on the assets of Six Continents PLC and certain of its UK subsidiaries and by cross guarantees given by these subsidiaries.
(iii)	Secured on the individual assets purchased by using such borrowings. The terms, rates of interest and currencies of these borrowings vary.
(iv)	Amounts due after more than one year at September 30, 2002, include borrowings of £16 million bearing interest at a fixed rate of 4.52%.

The weighted average interest rate on overdrafts outstanding at December 31, 2003 is 4.75% (September 30, 2002 5.00%). Interest on all other borrowings is at variable rates unless otherwise stated. Interest on the unsecured bank loans drawn at December 31, 2003 is at a weighted average rate of 2.2% (September 30, 2002 2.6%). All borrowings are redeemable at par.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 23 — Borrowings (continued)

Analysis by year of repayment

	December 31, 2003			September 30, 2002
	Bank loans and overdrafts	Other borrowings	Total	Bank loans and overdrafts	Other borrowings	Total

	(£ million)
Due:
Within one year	13	—	13	649	199	848

Between one and two years	42	—	42	3	11	14
Between two and three years	452	—	452	12	—	12
Between three and four years	33	18	51	32	16	48
Between four and five years	11	—	11	24	—	24
Thereafter
By installment	3	—	3	12	—	12
Other than by installment	5	424	429	18	503	521

Due after more than one year	546	442	988	101	530	631

Total borrowings	559	442	1,001	750	729	1,479

Amounts repayable by installments, some of which fall due after five years	22	—	22	23	—	23

Facilities committed by banks

	December 31, 2003	September 30, 2002

	(£ million)
Utilized	554	684
Unutilized	408	944

	962	1,628

Unutilized facilities expire:
Within one year	—	590
After one year but before two years	36	30
After two years	372	324

	408	944

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 24 — Financial Instruments

The following disclosures provide information regarding the effect of financial instruments on the financial assets and liabilities of the Group, other than short-term debtors and creditors.

Interest rate risk

In order to manage interest rate risk, the Group enters into interest rate swap, interest rate option and forward rate agreements. At December 31, 2003 and September 30, 2002 notional principal balances and related interest rates under interest rate swaps and forward rate agreements were:

	Expected to mature before December 31
Interest rate swaps and forward rate
agreements	2004		2005		2006		2007	2008	Thereafter		Total		Fair value (i)

At December 31, 2003
Principal	$250	m	$600	m	$300	m	—	—	—		$1,150	m	$(44)m
Fixed rate payable	5.7%		4.4%		4.4%		—	—	—		4.7%
Variable rate receivable	1.2%		1.2%		1.2%		—	—	—		1.2%
Principal	€100	m	€65	m	—		—	—	—		€165	m	€(4)m
Fixed rate payable	4.0%		4.2%		—		—	—	—		4.1%
Variable rate receivable	2.2%		2.2%		—		—	—	—		2.2%
Principal	—		—		—		—	—	€300	m	€300	m	—
Variable rate payable	—		—		—		—	—	3.0%		3.0%
Fixed rate receivable	—		—		—		—	—	4.8%		4.8%
Principal	A$50	m	—		—		—	—	—		A$50	m	—
Fixed rate payable	4.7%		—		—		—	—	—		4.7%
Variable rate receivable	5.5%		—		—		—	—	—		5.5%
Principal	HK$370	m	—		—		—	—	—		HK$370	m	HK$(17)m
Fixed rate payable	5.2%		—		—		—	—	—		5.2%
Variable rate receivable	0.4%		—		—		—	—	—		0.4%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.

The principal indicates the extent of the use of the instrument, but exposure is limited to the interest rate differential on the principal. At December 31, 2003 the risk was approximately equal to the fair value shown. The variable rates shown are those prevailing on December 31, 2003.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 24 — Financial Instruments (continued)

	Expected to mature before September 30
Interest rate swaps and forward rate
agreements	2003		2004		2005		2006		2007		Thereafter		Total		Fair Value (i)

At September 30, 2002
Principal	$505	m	$100	m	$300	m	$250	m	$150	m	—		$1,305	m	$(51	)m
Fixed rate payable	3.6%		6.0%		5.1%		4.2%		4.2%		—		4.3%
Variable rate receivable	1.8%		1.8%		1.8%		1.8%		1.8%		—		1.8%
Principal	£200	m	£50	m	—		—		—		£250	m	£500	m	£19	m
Variable rate payable	4.3%		4.0%		—		—		—		4.6%		4.4%
Fixed rate receivable	4.2%		6.8%		—		—		—		5.8%		5.2%
Principal	€256	m	—		—		—		—		—		€256	m	€(3	)m
Fixed rate payable	4.5%		—		—		—		—		—		4.5%
Variable rate receivable	3.4%		—		—		—		—		—		3.4%
Principal	—		—		—		€25	m	—		—		€25	m	€1	m
Variable rate payable	—		—		—		3.7%		—		—		3.7%
Fixed rate receivable	—		—		—		4.5%		—		—		4.5%
Principal	—		A$50	m	—		—		—		—		A$50	m	—
Fixed rate payable	—		4.7%		—		—		—		—		4.7%
Variable rate receivable	—		4.9%		—		—		—		—		4.9%
Principal	—		HK$700	m	—		—		—		—		HK$700	m	HK$(11	)m
Fixed rate payable	—		3.2%		—		—		—		—		3.2%
Variable rate receivable	—		1.8%		—		—		—		—		1.8%
Principal (ii)	—		$150	m	—		$150	m	—		—		$300	m	$(10	)m
Fixed rate payable	—		5.4%		—		3.9%		—		—		4.6%
Principal (ii)	—		€50	m	€115	m	—		—		—		€165	m	€(2	)m
Fixed rate payable	—		4.0%		4.1%		—		—		—		4.1%
Principal (ii)	—		—		HK$370	m	—		—		—		HK$370	m	HK$(8	)m
Fixed rate payable	—		—		5.2%		—		—		—		5.2%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.
(ii)	Contracts entered into before September 30, 2002 and commencing after that date with variable rates set in accordance with the contracts on commencement.

The principal indicates the extent of the use of the instrument, but exposure is limited to the interest rate differential on the principal. At September 30, 2002 the risk was approximately equal to the fair value shown. The variable interest rates are those prevailing on September 30, 2002.

Interest rate option agreements

At December 31, 2003, the Group had not entered into any interest rate option agreements. At September 30, 2002, the Group had entered into the following interest rate option agreements:

	2002
	Principal		Cap rate	Swap rate	Maturity

US dollar swaption — Interest payable	$250	m	—	3.47%	2005
US dollar cap — Interest payable	$100	m	4.00%	—	2005

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 24 — Financial Instruments (continued)

At December 31, 2003 and September 30, 2002, the interest rate profile of the Group’s material financial assets and liabilities, after taking account of the interest rate swap agreements and currency swap agreements detailed above, was:

						Interest at fixed rate
				Principal		Weighted	Weighted average period for
	Net debt	Currency Swap agreements	Total	at variable rate (i)	at fixed rate	average rate	which rate is fixed

			(£ million)			(%)	(years)
At December 31, 2003
Current asset investments and cash at bank and in hand:
Sterling	377	934	1,311	1,311	—	—	—
US dollar	9	—	9	9	—	—	—
Other	46	—	46	46	—	—	—
Borrowings:
Sterling	(24)	—	(24)	(3)	(21)	5.0	4.1
US dollar	(337)	(615)	(952)	(301)	(651)	4.7	1.5
Euro	(514)	(258)	(772)	(403)	(369)	4.8	4.7
Hong Kong dollar	(84)	—	(84)	(57)	(27)	5.2	0.8
Other	(42)	(61)	(103)	(82)	(21)	4.7	0.7

	(569)	—	(569)	520	(1,089)	4.8	2.6

At September 30, 2002
Current asset investments and cash at bank and in hand:
Sterling	196	2,153	2,349	2,349	—	—	—
US dollar	30	—	30	30	—	—	—
Other	76	—	76	76	—	—	—
Borrowings:
Sterling	(532)	—	(532)	(327)	(205)	10.2	13.5
US dollar	(463)	(1,490)	(1,953)	(1,195)	(758)	5.4	2.1
Euro	(183)	(628)	(811)	(598)	(213)	4.9	1.9
Hong Kong dollar	(215)	—	(215)	(158)	(57)	3.2	1.0
Other	(86)	(35)	(121)	(104)	(17)	4.7	2.0

	(1,177)	—	(1,177)	73	(1,250)	6.0	4.2

(i)	Primarily based on the relevant inter-bank rate.

At December 31, 2003, the Group had investments and advances totaling £172 million (2002 £218 million) on which no interest is receivable and which do not have a maturity date. These interests are denominated primarily in US dollars.

The Group had other creditors and deferred income, denominated primarily in US dollars, due after one year of £97 million at December 31, 2003 (2002 £100 million) on which no interest is payable.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 24 — Financial Instruments (continued)

Currency risk

In order to manage currency risk, the Group enters into agreements for the forward purchase or sale of foreign currencies as well as currency options. Foreign currency flows in respect of imports and exports are also netted where practical. As virtually all foreign exchange gains and losses are charged to the Statement of Total Recognized Group Gains and Losses under the hedging provisions of SSAP 20 ‘Foreign Currency Translation’, no disclosure of the remaining currency risks has been provided on the grounds of materiality.

At December 31, 2003, the Group had contracted to exchange within one year the equivalent of £49 million (2002 £35 million) of various currencies.

Currency swap agreements

The Group had entered into the following currency swap agreements at December 31, 2003 and September 30, 2002:

	Deposited		Borrowed
	2003	2002	2003	2002

Sterling to US dollar	£639m	£1,518m	$1,097m	$2,331m
Sterling to euro	£250m	£640m	€364m	€999m
Sterling to Australian dollar	£42m	£35m	A$100m	A$100m
Sterling to New Zealand dollar	£19m	—	NZ$51m	—

Liquidity risk

A liquidity analysis of the Group’s borrowings is provided in Note 23, along with details of the Group’s material unutilized committed borrowing facilities.

The liquidity analysis of the Group’s other financial liabilities at December 31, 2003 and September 30, 2002 is set out below.

	December 31, 2003	September 30, 2002 restated (i)

	(£ million)
Other creditors and deferred income
Due:
between one and two years	36	36
between two and five years	35	39
after five years	26	25

	97	100

(i)	Restated for the reclassification of pension provisions (see Note 1).

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 24 — Financial Instruments (continued)

Fair values

The net book values and related fair values of the Group’s financial assets and liabilities at December 31, 2003 and September 30, 2002 are:

	December 31,		September 30,
	2003		2002 restated (i)
	Net book value	Fair value	Net book value	Fair value

	(£ million)
Fixed asset investments	172	174	218	189

Cash and overdrafts	50	50	18	18
Current asset investments	361	361	178	178
Currency swap agreements	16	20	40	44
Other borrowings	(996)	(1,000)	(1,413)	(1,535)

Net debt	(569)	(569)	(1,177)	(1,295)

Other financial liabilities	(97)	(97)	(100)	(100)
Interest rate swap agreements	—	(29)	—	(24)
Forward exchange contracts	—	(1)	—	(1)

	(494)	(522)	(1,059)	(1,231)

(i)	Restated on the adoption of UITF 38 and for the reclassification of pension provisions (see Note 1).

The fair values of listed fixed asset investments and borrowings are based on market prices at the year end. Other assets and liabilities have been fair valued by discounting expected future cash flows to present value.

Hedges

The Group’s unrecognized gains and losses for the year on derivative financial instruments are:

	Gains	Losses	Total

	(£ million)
Unrecognized at October 1, 2001	10	(21)	(11)
Recognized in the year	(5)	16	11
Arising in the year but not recognized	19	(40)	(21)

Unrecognized at September 30, 2002	24	(45)	(21)

Recognized in the period	(2)	31	29
Arising in the period but not recognized	(18)	(16)	(34)

Unrecognized at December 31, 2003	4	(30)	(26)

Expected to be recognized in the year ending December 31, 2004	3	(6)	(3)
Expected to be recognized thereafter	1	(24)	(23)

Counterparty risk

The Group is exposed to loss in the event of non-performance by the counterparties to the above agreements but such non-performance is not expected to occur.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 25 — Goodwill eliminated

Goodwill purchased prior to September 30, 1998 and eliminated against Group reserves is as follows:

	Cost of goodwill eliminated	Exchange adjustments	Total

	(£ million)
Eliminated to September 30, 2001	2,403	220	2,623
Exchange adjustments	—	(98)	(98)

Eliminated to September 30, 2002	2,403	122	2,525
Separation of MAB	(50)	—	(50)
Exchange adjustments	—	(139)	(139)

Eliminated to December 31, 2003	2,353	(17)	2,336

Note 26 — Major Acquisitions and Disposals

Year ended September 30, 2001

In the year the Group acquired the Posthouse hotel business.

	Net book value	Fair value adjustments		Fair value

	(£ million)
Goodwill	381	(381	) (i)	—
Tangible fixed assets	1,058	(160	) (ii)	898
Current assets (excluding cash)	31	—		31
Cash	262	—		262
Creditors due within one year	(41)	(37	) (iii)	(78)
Borrowings	(38)	—		(38)
Deferred taxation	—	(41	) (iv)	(41)

Net assets	1,653	(619)		1,034

Consideration:
Preference shares (v)				(20)
Cash				(1,014)

Goodwill				—

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

For the period October 1, 2000 to the date of acquisition and for its preceding financial year ended September 30, 2000, the Posthouse business generated operating profit of £40 million and £80 million, respectively.

The pro forma effect on earnings of this acquisition is not significant.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 26 — Major Acquisitions and Disposals (continued)

Year ended September 30, 2002

There were no major acquisitions or disposals in the year ended September 30, 2002.

15 months ended December 31, 2003

Separation of MAB

£ million

Net assets disposed
Intangible assets	12
Tangible assets	3,530
Stocks	47
Debtors	140
Current asset investments	7
Cash at bank and in hand	7
Creditors: amounts falling due within one year	(244)
Provisions for liabilities and charges	(195)
Debt assumed by MAB	(577)

2,727
Goodwill previously eliminated against reserves	50

2,777

There were no major acquisitions in the 15 months ended December 31, 2003.

Note 27 — Share Options

Former Six Continents Share Schemes

Under the terms of the Separation, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG PLC shares. As a result of this exchange, 23,195,482 IHG PLC shares were put under option at prices ranging from 295.33p to 593.29p. The exchanged options are immediately exercisable and are not subject to performance conditions. The latest date that any rolled over options may be exercised is October 2012.

Options held under the Six Continents Savings Related Share Option Schemes by eligible UK employees became exercisable for a period of six months from April 11, 2003. Options exercised during this period resulted in the issue of 1,659,515 IHG PLC shares. The remainder of these options lapsed on October 11, 2003.

New Share Plans established on Separation

Executive Share Option Plan

The Remuneration Committee, consisting solely of non-executive directors, may select employees, including executive directors, of the Group, for the grant of options to acquire ordinary shares in the Company. The option price will not be less than the market value of an ordinary share, or the nominal value if higher. The market value will be the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. The International Schedule to the Scheme extends it to executives outside the United Kingdom. Grants of options under the Executive Share Option Plan are normally made annually and except in exceptional circumstances, will not, in any year, exceed three times annual salary for executive directors. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee.

In May and September 2003, options were granted to 170 employees over 7,375,272 IHG PLC shares at 438p and 491.75p per share, respectively. For options granted in 2003, the Company’s adjusted earnings per share over the three-year period ending December 31, 2005 must increase by at least nine percentage points over

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 27 — Share Options (continued)

the increase in the UK Retail Prices Index for the same period for any of the award to vest. Options granted in 2003 are exercisable between 2006 and 2013, subject to achievement of the performance condition.

Performance Restricted Share Plan

The Performance Restricted Share Plan allows executive directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for executive directors. In determining the level of awards within this maximum limit, the Remuneration Committee takes into account the level of Executive Share Options already granted to the same person. As of March 22, 2004 conditional rights over 5,281,020 IHG PLC shares had been awarded to 46 employees under the plan. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards. As of March 22, 2004 no such nil cost options had been granted.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a Savings Institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including executive directors) employed by participating Group companies provided they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately following an announcement of results. As of March 22, 2004, 1,365,251 ordinary shares were subject to options under the Sharesave Plan at a subscription price of 420.5p, exercisable up to the year 2009.

US Employee Stock Purchase Plan

The US Employee Stock Purchase Plan will allow eligible employees resident in the United States an opportunity to acquire Company ADSs on advantageous terms. The plan, when operational, will comply with Section 423 of the US Internal Revenue Code of 1986. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during fiscal 2003 and at March 22, 2004 no options had been granted under the plan.

In any ten-year period, not more than 10% of the issued ordinary share capital of the Company may be allocated under all the employee share plans operated by the Company. In addition, in any ten-year period, not more than 5% of the issued ordinary share capital may be allocated under the discretionary share plans operated by the Company. These limits include rights to ordinary shares issued in respect of options granted under the former Six Continents Share Schemes referred to above.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 27 — Share Options (continued)

Movements in the options outstanding under these schemes for the 15 months ended December 31, 2003 and the years ended September 30, 2001 and 2002 are as follows:

	InterContinental Hotels Group Employee Savings Share Schemes		InterContinental Hotels Group Executive Share Option Schemes
	No. of shares	Range of option prices	No. of shares	Range of option prices

	(000)	(pence)	(000)	(pence)
Options outstanding at October 1, 2000	7,378	367.0-886.0	16,637	469.4-1,014.5
Granted	1,061	626.0-626.0	4,651	723.0-723.0
Exercised	(1,345)	367.0-886.0	(375)	476.6-746.0
Lapsed or canceled	(3,021)	367.0-886.0	(267)	597.0-1,014.5

Options outstanding at September 30, 2001	4,073	400.0-886.0	20,646	469.4-1,014.5
Granted	1,883	600.0-600.0	5,308	700.0-700.4
Exercised	(285)	400.0-734.0	(198)	505.0-746.0
Lapsed or canceled	(876)	400.0-886.0	(3,109)	469.4-1,014.5

Options outstanding at September 30, 2002	4,795	470.0-886.0	22,647	505.0-1,014.5
Granted	—	—	658	527.5
Exercised	(31)	470.0-654.0	(24)	505.0-527.5
Lapsed or canceled	(969)	470.0-886.0	(163)	584.0-1,014.5
Transferred to MAB	—	—	(9,523)	505.0-1,014.5

Closing Six Continents PLC share options	3,795	470.0-886.0	13,595	505.0-1,014.5
Rolled over share options	2,694	—	9,651	—

Opening InterContinental Hotels Group PLC share options	6,489	350.0-518.1	23,246	295.3-593.3
Granted	1,375	420.5	7,375	438.0-491.7
Exercised	(1,661)	350.0-518.1	(3,242)	295.3-466.7
Lapsed or canceled	(4,830)	350.0-518.1	(159)	304.1-438.0

Options outstanding at December 31, 2003	1,373	420.5	27,220	295.3-593.3

Options exercisable:
At December 31, 2003	—	—	19,998	295.3-593.3

At September 30, 2002	384	470.0-734.0	4,052	505.0-1,014.5

At September 30, 2001	300	400.0-886.0	5,790	469.5-851.5

Fair value of options granted during the period ended:
December 31, 2003		176.2		99.3
September 30, 2002		122.6		160.7
September 30, 2001		165.0		142.0

The weighted average fair values of options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 3% (2002 5%, 2001 5%) expected volatility of 30% (2002 26%, 2001 32%), risk free interest rate of 5% (2002 5%, 2001 6%) and expected life of 3 to 5 years (2002 3 to 5 years, 2001 5 years).

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 27 — Share Options (continued)

Movements in the options outstanding under the option schemes for the 15 months ended December 31, 2003 and the years ended September 30, 2002 and 2001 and the related weighted average option prices are as follows:

	InterContinental Hotels Group Employee Savings Share Schemes		InterContinental Hotels Group Executive Share Option Schemes
	No. of shares	Weighted average option price	No. of shares	Weighted average option price

	(000)	(pence)	(000)	(pence)
Options outstanding at October 1, 2000	7,378	657.7	16,637	711.3
Granted	1,061	626.0	4,651	723.0
Exercised	(1,345)	568.7	(375)	578.3
Lapsed or canceled	(3,021)	707.6	(267)	785.6

Options outstanding at September 30, 2001	4,073	641.9	20,646	715.4
Granted	1,883	600.0	5,308	700.4
Exercised	(285)	474.7	(198)	600.3
Lapsed or canceled	(876)	673.9	(3,109)	720.5

Options outstanding at September 30, 2002	4,795	629.5	22,647	707.7
Granted	—	—	658	527.5
Exercised	(31)	493.7	(24)	519.0
Lapsed or canceled	(969)	641.0	(163)	695.5
Transferred to MAB	—	—	(9,523)	712.9

Closing Six Continents PLC	3,795	627.7	13,595	695.8
Conversion into InterContinental Hotels Group PLC share options	2,694	—	9,651	—

Rolled over InterContinental Hotels Group PLC share options	6,489	367.2	23,246	413.5
Granted	1,375	420.5	7,375	439.6
Exercised	(1,661)	364.8	(3,242)	375.7
Lapsed or canceled	(4,830)	368.0	(159)	433.5

Options outstanding at December 31, 2003	1,373	420.5	27,220	424.9

Options exercisable:
At December 31, 2003	—	—	19,998	419.6

At September 30, 2002	384	665.9	4,052	848.7

At September 30, 2001	300	624.2	5,790	759.3

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 27 — Share Options (continued)

Summarized information about options outstanding at December 31, 2003 under the share option schemes is as follows:

	Options outstanding			Options exercisable
Range of exercise prices (pence)	Number outstanding	Weighted average remaining contract life	Weighted average option price	Number exercisable	Weighted average option price

	(000)	(years)	(pence)	(000)	(pence)
InterContinental Hotels Group Employee Savings Share Schemes
420.5	1,373	3.8	420.5	—	—

InterContinental Hotels Group Executive Share Option Schemes
295.3 to 353.8	5,310	6.2	344.3	5,310	344.3
353.9 to 498.0	21,173	7.8	439.3	13,951	439.2
498.1 to 593.3	737	4.3	593.3	737	593.3

	27,220	7.4	424.9	19,998	419.6

Note 28 – Financial Commitments

The Group has annual commitments under noncancelable operating leases which expire as follows:

	December 31,		September 30,
	2003		2002
	Properties	Other	Properties	Other

	(£ million)
Within one year	1	2	3	4
Between one and five years	10	5	17	9
After five years	32	—	75	—

	43	7	95	13

Total commitments under non-cancellable operating leases at December 31, 2003 are as follows:

December 31, 2003

(£ million)
Due within one year	50
One to two years	47
Two to three years	44
Three to four years	41
Four to five years	33
Thereafter	853

1,068

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

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 29 — Contracts for Expenditure on Fixed Assets

	December 31,	September 30,
	2003	2002

	(£ million)
Contracts placed for expenditure on fixed assets not
provided for in the financial statements	63	314

Note 30 — Contingencies

Contingent liabilities not provided for in the financial statements relate to:

	December 31,	September 30,
	2003	2002

	(£ million)
Guarantees	11	16

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £88 million. It is the view of the directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

As of December 31, 2003 the Group had outstanding letters of credit of approximately £18 million mainly relating to self-insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels that the Group has an equity interest in and manages. As of December 31, 2003 the Group was a guarantor of loans which could reach a maximum of £18 million.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

Note 31 — Companies Act 1985

These financial statements do not comprise the Company’s “statutory accounts” within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the period ended December 31, 2003 will be delivered to the Registrar of Companies for England and Wales in due course and statutory accounts for the years ended September 30, 2002 and 2001 have been so delivered. The auditors’ reports on such accounts were unqualified.

Note 32 — Fifteen months ended December 31, 2003

As discussed in Note 1, during 2003 the Company changed its fiscal year end to December 31 and thus its financial statements for its last fiscal period are presented for the 15 months ended December 31, 2003 as permitted by the Companies Act 1985. In accordance with the transition period reporting requirements of the US Securities and Exchange Commission, an unaudited analysis of the financial statements and notes thereto for this 15 month period showing the three month period ended December 31, 2002 and the 12 month period ended December 31, 2003 is presented below.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

(a) Consolidated profit and loss account

Unaudited	Unaudited
Three months ended December 31, 2002	12 months ended December 31, 2003	15 months ended December 31, 2003
Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total

(£ million, except per ordinary share amounts)
Turnover	871	—	871	2,612	—	2,612	3,483	—	3,483

Analyzed as:
Continuing operations	529	—	529	2,161	—	2,161	2,690	—	2,690
Discontinued operations	342	—	342	451	—	451	793	—	793

Costs and overheads, less other income	(759)	—	(759)	(2,241)	(51)	(2,292)	(3,000)	(51)	(3,051)

Operating profit	112	—	112	371	(51)	320	483	(51)	432

Analyzed as:
Continuing operations	60	—	60	286	(51)	235	346	(51)	295
Discontinued operations	52	—	52	85	—	85	137	—	137

Non-operating exceptional items	—	(3)	(3)	—	(210)	(210)	—	(213)	(213)

Analyzed as:
Continuing operations:
Cost of fundamental reorganization	—	—	—	—	(67)	(67)	—	(67)	(67)
Separation costs	—	(3)	(3)	—	(48)	(48)	—	(51)	(51)
Profit on disposal of fixed assets	—	—	—	—	4	4	—	4	4
Provision against fixed asset investments	—	—	—	—	(56)	(56)	—	(56)	(56)

—	(3)	(3)	—	(167)	(167)	—	(170)	(170)
Discontinued operations:
Separation costs	—	—	—	—	(41)	(41)	—	(41)	(41)
Loss on disposal of fixed assets	—	—	—	—	(2)	(2)	—	(2)	(2)

—	—	—	—	(43)	(43)	—	(43)	(43)

Profit on ordinary activities before interest	112	(3)	109	371	(261)	110	483	(264)	219
Interest receivable	27	—	27	77	—	77	104	—	104
Interest payable and similar charges	(39)	—	(39)	(112)	—	(112)	(151)	—	(151)
Premium on early settlement of debt	—	—	—	—	(136)	(136)	—	(136)	(136)

Profit/(loss) on ordinary activities before taxation	100	(3)	97	336	(397)	(61)	436	(400)	36
Tax on profit/(loss) on ordinary activities	(29)	—	(29)	(18)	64	46	(47)	64	17

Profit/(loss) on ordinary activities after taxation	71	(3)	68	318	(333)	(15)	389	(336)	53
Minority equity interests	(4)	—	(4)	(30)	—	(30)	(34)	—	(34)

Earnings available for shareholders	67	(3)	64	288	(333)	(45)	355	(336)	19
Dividends on equity shares	—	—	—	(156)	—	(156)	(156)	—	(156)

Retained for reinvestment in the business	67	(3)	64	132	(333)	(201)	199	(336)	(137)

Earnings per ordinary share
Basic	9.1	p	(0.4	)p	8.7	p	39.3p	(33.2	)p	(6.1	)p	48.4p	(45.8	)p	2.6	p
Diluted	8.7	p	(6.1	)p	2.6	p

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

(b)	Consolidated statement of total recognized gains and losses

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)

Earnings available for shareholders	64	(45)	19

Reversal of previous revaluation gains due to impairment	—	(22)	(22)
Exchange differences
Goodwill eliminated	—	(139)	(139)
Other assets and liabilities	9	70	79

Other recognized gains and losses	9	(91)	(82)

Total recognized gains and losses for the period	73	(136)	(63)

(c)	Note of historical cost Group profits and losses

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)

Reported profit/(loss) on ordinary activities before taxation	97	(61)	36
Realization of revaluation gains of previous periods	2	14	16

Historical cost profit/(loss) on ordinary activities before taxation	99	(47)	52

Historical cost profit/(loss) retained after taxation, minority equity interests and dividends	66	(187)	(121)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

(d)	Consolidated statement of cash flows

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
Operating activities	164	631	795

Interest paid	(39)	(102)	(141)
Costs associated with new facilities	—	(20)	(20)
Premium on early settlement of debt	—	(136)	(136)
Dividends paid to minority shareholders	—	(22)	(22)
Interest received	35	76	111

Returns on investments and servicing of finance	(4)	(204)	(208)

UK corporation tax (paid)/received	(14)	39	25
Overseas corporate tax paid	(14)	(7)	(21)

Taxation	(28)	32	4

Paid:
Intangible fixed assets	—	(10)	(10)
Tangible fixed assets	(127)	(348)	(475)
Fixed asset investments	(1)	(36)	(37)
Received:
Tangible fixed assets	6	259	265
Fixed asset investments	2	7	9

Capital expenditure and financial investment	(120)	(128)	(248)

Separation costs	(7)	(59)	(66)

Acquisitions and disposals	(7)	(59)	(66)

Equity dividends	—	(299)	(299)

Net cash flow	5	(27)	(22)
Management of liquid resources	43	(172)	(129)
Financing	15	191	206

Movement in cash and overdrafts	63	(8)	55

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

(e)	Segmental analysis

Three months ended December 31, 2002 (unaudited)	Americas	EMEA	Asia Pacific	Central	Total Hotels	Soft Drinks	Total	Discontinued	Total Group

	(£ million)
Turnover	136	203	34	10	383	146	529	342	871

Operating profit after operating exceptional items	34	22	10	(18)	48	12	60	52	112
Non-operating exceptional items:
Separation costs	—	—	—	(3)	(3)	—	(3)	—	(3)

Profit on ordinary activities before interest	34	22	10	(21)	45	12	57	52	109

12 months ended December 31, 2003 (unaudited)

Turnover	525	807	114	41	1,487	674	2,161	451	2,612

Operating profit before exceptional items	161	92	12	(62)	203	83	286	85	371
Operating exceptional items	(9)	(41)	(1)	—	(51)	—	(51)	—	(51)

Operating profit after operating exceptional items	152	51	11	(62)	152	83	235	85	320
Non-operating exceptional items:
Cost of fundamental reorganization	(11)	(17)	(2)	(37)	(67)	—	(67)	—	(67)
Separation costs	—	—	—	(48)	(48)	—	(48)	(41)	(89)
Profit/(loss) on disposal of fixed assets	10	(6)	—	—	4	—	4	(2)	2
Provision against fixed asset investments	(9)	—	—	(47)	(56)	—	(56)	—	(56)

Profit on ordinary activities before interest	142	28	9	(194)	(15)	83	68	42	110

15 months ended December 31, 2003

Turnover	661	1,010	148	51	1,870	820	2,690	793	3,483

Operating profit before exceptional items	195	114	22	(80)	251	95	346	137	483
Operating exceptional items	(9)	(41)	(1)	—	(51)	—	(51)	—	(51)

Operating profit after operating exceptional items	186	73	21	(80)	200	95	295	137	432
Non-operating exceptional items:
Cost of fundamental reorganization	(11)	(17)	(2)	(37)	(67)	—	(67)	—	(67)
Separation costs	—	—	—	(51)	(51)	—	(51)	(41)	(92)
Profit/(loss) on disposal of fixed assets	10	(6)	—	—	4	—	4	(2)	2
Provision against fixed asset investments	(9)	—	—	(47)	(56)	—	(56)	—	(56)

Profit on ordinary activities before interest	176	50	19	(215)	30	95	125	94	219

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

Turnover by geographic region

	Unaudited Three months ended December 31, 2002		Unaudited 12 months ended December 31, 2003		15 months ended December 31, 2003
	By origin	By destination	By origin	By destination	By origin	By destination

	(£ million)
United Kingdom	598	598	1,533	1,526	2,131	2,124
Rest of Europe, the Middle East and Africa	95	95	411	418	506	513
United States of America	117	117	454	454	571	571
Rest of Americas	27	27	100	100	127	127
Asia Pacific	34	34	114	114	148	148

	871	871	2,612	2,612	3,483	3,483

Profit on ordinary activities before interest by geographic region

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
United Kingdom	67	50	117
Rest of Europe, the Middle East and Africa	8	(15)	(7)
United States of America	17	46	63
Rest of Americas	7	21	28
Asia Pacific	10	8	18

	109	110	219

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

(f)	Costs and overheads, less other income

	Unaudited		Unaudited
	Three months ended December 31, 2002		12 months ended December 31, 2003		15 months ended December 31, 2003
	Continuing	Discontinued	Continuing	Discontinued	Continuing	Discontinued

	(£ million)
Raw materials and consumables	93	102	391	102	484	204
Changes in stocks of finished goods and work in progress	—	(11)	(1)	13	(1)	2
Staff costs (see note (g))	173	89	642	109	815	198
Depreciation of tangible fixed assets	49	22	187	32	236	54
Impairment of tangible fixed assets	—	—	51	—	51	—
Amortization of goodwill	2	1	11	(1)	13	—
Hire of plant and machinery	4	8	14	9	18	17
Property rentals	14	10	51	14	65	24
Income from fixed asset investments	(1)	—	(2)	—	(3)	—
Other external charges	135	69	582	88	717	157

	469	290	1,926	366	2,395	656

Discontinued per above	290		366		656

	759		2,292		3,051

Operating exceptional items included above:

Impairment of tangible fixed assets	—	—	51	—	51	—

Auditors’ remuneration paid to Ernst & Young LLP

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
Audit fees	0.5	2.3	2.8
Audit related fees	3.4	3.8	7.2
Tax fees	0.3	0.9	1.2

	4.2	7.0	11.2

(g)	Staff

Costs

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
Wages and salaries	231	653	884
Social security costs	22	74	96
Pensions	9	24	33

	262	751	1,013

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

Pensions

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
Regular cost	9	24	33
Variations from regular cost	(2)	(5)	(7)
Notional interest on prepayment	(1)	(3)	(4)

Pension cost in respect of the principal plans	6	16	22
Other plans	3	8	11

	9	24	33

(h)	Exceptional items

	Unaudited			Unaudited
	Three months ended December 31, 2002			12 months ended December 31, 2003			15 months ended December 31, 2003
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total

	(£ million)
Operating exceptional items:
Hotels impairment charge	—	—	—	(51)	—	(51)	(51)	—	(51)

Total operating exceptional items	—	—	—	(51)	—	(51)	(51)	—	(51)

Non-operating exceptional items:
Cost of fundamental reorganization	—	—	—	(67)	—	(67)	(67)	—	(67)
Separation costs	(3)	—	(3)	(48)	(41)	(89)	(51)	(41)	(92)
Profit/(loss) on disposal of fixed assets	—	—	—	4	(2)	2	4	(2)	2
Provision against fixed asset investments	—	—	—	(56)	—	(56)	(56)	—	(56)

	(3)	—	(3)	(167)	(43)	(210)	(170)	(43)	(213)

Total exceptional items before interest and taxation	(3)	—	(3)	(218)	(43)	(261)	(221)	(43)	(264)
Premium on early settlement of debt	—	—	—	(136)	—	(136)	(136)	—	(136)
Tax credit on above items	—	—	—	36	28	64	36	28	64

Total exceptional items after interest and taxation	(3)	—	(3)	(318)	(15)	(333)	(321)	(15)	(336)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

(i)	Interest

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)

Interest payable and similar charges:
Bank loans and overdrafts	9	29	38
Other	30	83	113

	39	112	151

Interest receivable	27	77	104

(j)	Tax on profit on ordinary activities

Tax charge	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
UK corporation tax at 30%:
Current year	18	(14)	4
Prior years	(4)	(76)	(80)

	14	(90)	(76)

Foreign tax:
Current year	9	60	69
Prior years	(5)	(15)	(20)

	4	45	49

Total current tax	18	(45)	(27)

Deferred tax:
Origination and reversal of timing differences	11	19	30
Adjustments to estimated recoverable deferred tax assets	—	(11)	(11)
Prior years	—	(9)	(9)

Total deferred tax	11	(1)	10

Tax on profit on ordinary activities	29	(46)	(17)

Further analyzed as tax relating to:
Profit before exceptional items	29	18	47
Exceptional items (see note (h)):
Non-operating	—	(64)	(64)

	29	(46)	(17)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

Tax reconciliations

Reconciliation of current tax rate	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(%)
UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	1.8	(9.5)	20.7
Capital allowances in excess of depreciation	(3.5)	1.9	(12.6)
Other timing differences	(4.2)	55.3	(104.2)
Net effect of different rates of tax in overseas businesses	2.6	(23.4)	46.1
Adjustment to tax charge in respect of prior years	(9.8)	149.3	(276.7)
Other	0.8	—	2.1
Exceptional items	1.0	(129.3)	219.9

Effective current tax rate	18.7	74.3	(74.7)

Reconciliation of overall tax rate	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(%)
UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	1.8	(9.5)	20.7
Net effect of different rates of tax in overseas businesses	2.6	(23.4)	46.1
Adjustment to tax charge in respect of prior years	(6.1)	170.7	(302.8)
Other	0.8	(1.3)	4.6
Exceptional items	1.0	(90.4)	154.4

Effective tax rate	30.1	76.1	(47.0)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

(k)	Cash flow from operating activities

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
Operating profit before exceptional items	112	371	483
Depreciation and amortization	74	229	303

Earnings before interest, taxation, depreciation and amortization and exceptional items	186	600	786
Other non-cash items	1	(3)	(2)
(Increase)/decrease in stocks	(13)	12	(1)
(Increase)/decrease in debtors	(18)	8	(10)
Increase in creditors	10	59	69
Provisions expended	(2)	(8)	(10)

Operating activities before expenditure relating to exceptional items	164	668	832
Cost of fundamental reorganization	—	(37)	(37)

Operating activities	164	631	795
Net capital expenditure	(120)	(128)	(248)

Operating cash flow	44	503	547

(l)	Net debt

	Unaudited
	Cash and overdrafts	Current asset investments	Borrowings	Total

	(£ million)
At October 1, 2002	18	218	(1,413)	(1,177)
Net cash flow	5	—	—	5
Management of liquid resources and financing	58	(43)	(15)	—
Exchange and other adjustments	—	20	10	30

At December 31, 2002	81	195	(1,418)	(1,142)
Net cash flow	(27)	—	—	(27)
Management of liquid resources and financing	19	172	404	595
Separation of MAB	(7)	(7)	4	(10)
Exchange and other adjustments	(16)	17	14	15

At December 31, 2003	50	377	(996)	(569)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

(m)	Management of liquid resources and financing

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
New borrowings	1,598	17,074	18,672
Other borrowings repaid	(1,583)	(17,478)	(19,061)

	15	(404)	(389)
Debt assumed by MAB	—	577	577
Ordinary shares issued by InterContinental Hotels Group PLC	—	18	18

Financing	15	191	206
Movement in liquid resources	43	(172)	(129)

	58	19	77

(n)	Net capital expenditure

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
Hotels
Americas	14	(56)	(42)
EMEA	54	49	103
Asia Pacific	4	33	37
Central	5	19	24

	77	45	122
Soft Drinks	10	55	65

InterContinental Hotels Group PLC	87	100	187
Discontinued operations	33	28	61

	120	128	248

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

(o)	Operating cash flow

	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
Hotels	28	308	336
Soft Drinks	(12)	71	59

InterContinental Hotels Group PLC	16	379	395
Discontinued operations	28	124	152

	44	503	547

(p)	Earnings per share

Basic earnings per ordinary share is calculated by dividing the earnings available to shareholders of £64 million for the three months ended December 31, 2002, £45 million loss for the 12 months ended December 31, 2003 and £19 million for the 15 months ended December 31, 2003, by 731 million, 733 million and 733 million, respectively being the weighted average number of shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resultant number of shares is 731 million for the three months ended December 31, 2002, 733 million for the 12 months ended December 31, 2003 and 733 million for the 15 months ended December 31, 2003.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 32 — Fifteen months ended December 31, 2003 (continued)

Pensions

	UK Pension Benefits
	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
Service cost	8	24	32
Interest cost	18	35	53
Expected return on plan assets	(17)	(32)	(49)
Net amortization and deferral	5	9	14
Cost of contractual benefits recognized	—	2	2

Net periodic pension cost	14	38	52

	US Pension Benefits
	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
Interest cost	2	5	7
Expected return on plan assets	(1)	(4)	(5)
Recognized net actuarial gain	—	2	2

Net periodic pension cost	1	3	4

	US Pension Benefits
	Unaudited Three months ended December 31, 2002	Unaudited 12 months ended December 31, 2003	15 months ended December 31, 2003

	(£ million)
Interest cost	—	1	1

Net periodic pension cost	—	1	1

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles

The Group’s financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ from those generally accepted in the United States (“US GAAP”). The significant differences, as they apply to the Group, are summarized below.

This US GAAP information provides a reconciliation between earnings available for shareholders under UK GAAP and net income under US GAAP and between shareholders’ funds under UK GAAP and shareholders’ equity under US GAAP, respectively.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

During 2003, the Company changed its fiscal year to December 31 and thus its financial statements for its last fiscal period are presented for the 15 months ended December 31, 2003 as permitted by the Companies Act 1985. In accordance with the transition reporting period reporting requirements of the US Securities and Exchange Commission, an unaudited analysis of the financial statements and notes thereto for this 15 month period showing the three-month period ended December 31, 2002 and the 12 month period ended December 31, 2003 is presented in Note 32. The unaudited analysis of the significant adjustments for the purposes of US GAAP for the 15 month period are analysed in Note 33.

Classification of borrowings

Under US GAAP the amounts shown as repayable after one year for unsecured bank loans and overdrafts drawn under or supported by bank facilities with maturities of up to five years and amounting to £489 million (2002 £46 million) would be classified as current liabilities.

Pension costs

The Group provides for the cost of retirement benefits based upon consistent percentages of employees’ pensionable pay as recommended by independent qualified actuaries. Under US GAAP, the projected benefit obligation (pension liability) in respect of the Group’s principal pension plans would be matched against the fair value of the plans’ assets and would be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the year.

At December 31, 2003, the accumulated benefit obligations exceeded the fair value of the plans’ assets. In these circumstances, US GAAP would require the recognition of the difference as a balance sheet liability and the elimination of any amounts previously recognized as a prepaid pension cost. An equal amount, but not exceeding the amount of unrecognized past service cost, would be recognized as an intangible asset with the balance reported in other comprehensive income.

Intangible fixed assets

Under UK GAAP, prior to October 1, 1998, goodwill arising on acquisitions was eliminated against reserves. Since October 1, 1998, acquired goodwill has been capitalized and amortized over a period not exceeding 20 years. On disposal of a business, the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off to reserves. Under US GAAP, goodwill arising on acquisitions prior to July 1, 2001 would be capitalized and amortized over its estimated useful life, not exceeding 40 years. For the purposes of US GAAP, the Group adopted Statement of Financial Accounting Standards (“FAS”) 142 ‘Goodwill and Other Intangible Assets’ on October 1, 2002 and from that date, goodwill including that which arose in the period from July 1, 2001 to October 1, 2002 would not be amortized but would be reviewed annually for impairment.

Under US GAAP, separately identified intangible assets arising on acquisitions would be capitalized and amortized over their useful lives. Under UK GAAP, these assets are included within goodwill.

Under UK GAAP, where purchase consideration is contingent on a future event, the cost of acquisition includes a reasonable estimate of the amount expected to be payable in the future. Under US GAAP, contingent consideration is not recognized until the related contingencies are resolved.

Impairment of goodwill

Under UK GAAP, goodwill is reviewed for potential impairment where there is an indicator that impairment may have occurred. The impairment is measured by comparing the carrying value of goodwill for each income-generating unit (“IGU”) with the higher of net realizable value and value in use. Under US GAAP, goodwill impairment reviews are also conducted when an indicator of impairment exists, in addition to an annual goodwill impairment test required by FAS 142. The impairment is measured by comparing the carrying value of each reporting unit with its fair value. Where the carrying value, including any separately identified intangible assets, is greater than the fair value, the impairment loss is based on the excess of the carrying value of goodwill

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

over the implied fair value of the goodwill. Where reporting units identified under US GAAP differ from IGUs identified under UK GAAP, a reconciling item may arise.

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

The Group recognizes a profit on disposal of fixed assets provided substantially all the risks and rewards of ownership have transferred. For the purposes of US GAAP, the Group would account for sales of real estate in accordance with FAS 66 ‘Accounting for Sales of Real Estate’. Gains on sales of real estate are deferred if there is a continuing involvement with the property. Consequently, for the purposes of US GAAP, the Group has reduced gains on sales where this criterion exists.

Staff costs

The Group charges against earnings the cost of shares acquired to settle awards under certain incentive schemes. The charge is based on an apportionment of the cost of shares over the period of the scheme. Prior to Separation, for the purposes of US GAAP, the Group accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion 25 ‘Accounting for Stock Issue Employees’ and related interpretations. Under APB 25 these awards would be accounted for as variable plans and the charge would be based on the intrinsic value of the shares using the share price at the balance sheet date. Effective from the date of Separation, the Group adopted the preferable fair value recognition provisions of FAS 123 ‘Accounting for Stock-Based Compensation’. The Group selected the modified prospective method of adoption described in FAS 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure’. Compensation cost recognized since Separation are the same as those which would have been recognized had the fair value method of FAS 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for years prior to 2002 have not been restated.

The Group provides certain compensation arrangements in the United States through a rabbi trust. Under UK GAAP, the net deficit is recorded as a provision in the accounts and the net change in the underlying value of the assets and liabilities is recorded as a charge (or credit) to the profit and loss account. Under US GAAP, the marketable securities held by the rabbi trust would be accounted for in accordance with US GAAP for those assets and, accordingly, any change in their value would be recorded in other comprehensive income. The deferred compensation obligation would be recorded as a liability with a corresponding charge (or credit) to compensation cost.

Severance and restructuring costs

Under UK GAAP, severance costs are provided for in the financial statements if it is determined that a constructive or legal obligation has arisen from a restructuring program where it is probable that it will result in the outflow of economic benefits and the costs involved can be estimated with reasonable accuracy. Under US

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

GAAP, severance costs are recognized over the remaining service period to termination. Accordingly, timing differences between UK GAAP and US GAAP arise on the recognition of such costs.

Deferred taxation

The Group provides for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the financial statements and for tax purposes. Timing differences recognized, include accelerated capital allowances, unrelieved tax losses and short-term timing differences. Under US GAAP, deferred taxation would be computed on all temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years. Deferred taxation assets under UK GAAP and US GAAP are recognized only to the extent that it is more likely than not that they will be realized.

Fixed asset investments

Fixed asset investments are stated at cost less any provision for diminution in value. Under US GAAP, these investments are recorded at market value and unrealized gains and losses are reported in other comprehensive income except for other than temporary which would be recognized in the profit and loss account.

Derivative instruments and hedging

The Group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risk. Under UK GAAP, these instruments are measured at cost and accounted for as hedges, whereby gains and losses are deferred until the underlying transaction occurs. Under US GAAP, all derivative instruments (including those embedded in other contracts) are recognized on the balance sheet at their fair values. Changes in fair value would be recognized in net income unless specific hedge criteria are met. If a derivative qualifies for hedge accounting as defined under US GAAP, changes in fair value are recognized periodically in net income or in shareholders’ equity as a component of other comprehensive income depending on whether the derivative qualifies as a fair value or cash flow hedge. Substantially all derivatives held by the Group during the period did not qualify for hedge accounting under US GAAP.

Guarantees

The Group gives guarantees in connection with obtaining long-term management contracts. Under UK GAAP, a contingent liability under such guarantees is not recognized unless it is probable that it will result in a future loss to the Group. For the purposes of US GAAP, under FASB Interpretation (“FIN”) 45 ‘Guarantors Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others in the Year’, at the inception of guarantees issued after December 31, 2002, the Group would record the fair value of the guarantee as an asset and a liability, which would then be amortized over the life of the contract.

Proposed dividends

Final ordinary dividends are provided for in the year in respect of which they are proposed by the board for approval by the shareholders. Under US GAAP, dividends would not be provided for until the year in which they are declared.

Reimbursements

Under UK GAAP, reimbursements of costs incurred on behalf of managed hotel properties are not reflected in the profit and loss accounts. These costs primarily relate to payroll costs where the Group is the employer. Reimbursements are made based upon the costs incurred with no added margin. For purposes of US GAAP, such reimbursements would be included in turnover and operating expenses.

Exceptional items

Certain exceptional items are shown on the face of the profit and loss account statement after operating profit. Under US GAAP, these items would be classified as operating profit or expenses.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Exceptional items for the 15 and 12 months ended December 31, 2003 include restructuring charges associated with the fundamental reorganization within the Hotels business which is an expressly permitted exceptional item in accordance with FRS 3.

Discontinued operations

For the purposes of the reconciliations of Net (loss)/income in accordance with US GAAP, discontinued operations are the same for both UK GAAP and US GAAP. Under US GAAP, the results of operations from discontinued activities and the profit/(loss) on disposal are reported as separate line items immediately before net income.

The summary of the significant adjustments to earnings available to shareholders and to shareholders’ funds which would be required if US GAAP had been applied instead of UK GAAP have been restated, as required by APB 20, to reflect changes to deferred taxation arising during the year resulting from a review of historical tax basis and unrealized gains in respect of the Group’s properties, relating principally to an acquisition by MAB with a consequential adjustment to goodwill in prior years.

Net (loss)/income in accordance with US GAAP

The significant adjustments required to convert earnings available for shareholders in accordance with UK GAAP to net (loss)/income in accordance with US GAAP are:

	Unaudited Three months ended	Unaudited 12 months ended	15 months ended	Year ended September 30
	December 31, 2002	December 31, 2003	December 31, 2003	2002 restated (i)	2001 restated (i)

	(£ million)
Earnings available for shareholders in accordance with UK GAAP	64	(45)	19	457	443
Adjustments:
Pension costs	(9)	(14)	(23)	(21)	(22)
Amortization of intangible fixed assets	(4)	(5)	(9)	(105)	(108)
Impairment of intangible fixed assets on adoption of FAS 142	(712)	—	(712)	—	—
Depreciation of tangible fixed assets	—	(4)	(4)	—	—
Disposal of tangible fixed assets	3	5	8	6	339
Impairment of tangible fixed assets	—	45	45	77	—
Provisions	(1)	3	2	—	(4)
Staff costs	—	(6)	(6)	—	(1)
Deferred revenue	—	3	3	—	—
Change in fair value of derivatives (ii)	7	26	33	79	(5)
Deferred taxation:
on above adjustments	2	4	6	(4)	26
methodology	(2)	14	12	7	6

	(716)	71	(645)	39	231
Minority share of above adjustments	—	3	3	3	2

	(716)	74	(642)	42	233

Net (loss)/income in accordance with US GAAP	(652)	29	(623)	499	676

See page F-83 for footnotes.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

The condensed consolidated income statement presented below reflects the adjustments to attributable profit for the year.

	Unaudited Three months ended	Unaudited 12 months ended	15 months ended	Year ended September 30
	December 31, 2002	December 31, 2003	December 31, 2003	2002 restated (i)	2001 restated (i)

	(£ million, except per ADS amounts)
Net sales	546	2,275	2,821	2,241	2,496
Operating and administrative expense	(495)	(2,150)	(2,645)	(1,947)	(2,139)
Interest expense, net	(2)	(158)	(160)	(17)	(1)

Income/(loss) before income tax expense	49	(33)	16	277	356
Income tax expense	(15)	59	44	(89)	(143)
Minority interest	(4)	(27)	(31)	(22)	(22)

Income from continuing operations before cumulative effect on prior years of change in accounting principle	30	(1)	29	166	191

Discontinued operations:
Income, net of tax (v) (vii)	30	30	60	162	460
Surplus on disposal, net of tax (vi) (viii)	—	—	—	171	25

	30	30	60	333	485
Cumulative effect on prior years of adoption of FAS 142	(712)	—	(712)	—	—

Net (loss)/income	(652)	29	(623)	499	676

Per ordinary share and American Depositary Share (iii)
Basic
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations before effect of restatement	4.1p	(0.1)p	4.0p	15.0p	26.1p
Effect of restatement for the period	—	—	—	7.7p	—

Total continuing operations as restated	4.1p	(0.1)p	4.0p	22.7p	26.1p

Discontinued operations before effect of restatement	4.1p	4.1p	8.2p	46.9p	70.6p
Effect of restatement for the period	—	—	—	(1.3)p	(4.3)p

Total discontinued operations as restated	4.1p	4.1p	8.2p	45.6p	66.3p
Cumulative effect on prior years of adoption of FAS 142	(97.1)p	—	(97.1)p	—	—

Net (loss)/income	(88.9)p	4.0p	(84.9)p	68.3p	92.4p

Diluted
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations before effect of restatement	4.1p	(0.1)p	4.0p	14.9p	26.0p
Effect of restatement for the period	—	—	—	7.7p	—

Total continuing operations as restated	4.1p	(0.1)p	4.0p	22.6p	26.0p

Discontinued operations before effect of restatement	4.1p	4.1p	8.2p	46.7p	70.2p
Effect of restatement for the period	—	—	—	(1.3)p	(4.3)p

Total discontinued operations as restated	4.1p	4.1p	8.2p	45.4p	65.9p
Cumulative effect on prior years of adoption of FAS 142	(97.1)p	—	(97.1)p	—	—

Net (loss)/income	(88.9)p	4.0p	(84.9)p	68.0p	91.9p

Footnotes on the following page.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

(i)
Restated following a review of historical tax basis and unrealized gains in respect of the Group’s properties used in prior years. This has resulted in additional goodwill of £145 million arising on an acquisition in 2000. The impact on the income statement has been to increase the amortization of intangible fixed assets by £4 million in 2002 and £4 million in 2001, and to decrease the deferred tax methodology charge by £50 million in 2002 and an increase of £27 million in 2001.

(ii)
Comprises net gains in the fair value of derivatives that do not qualify for hedge accounting of £28 million (2002 £75 million, 2001 £12 million losses) and net gains reclassified form other comprehensive income of £5 million (2002 £4 million, 2001 £7 million).

(iii)
Calculated by dividing net (loss)/income in accordance with US GAAP of £623 million loss (2002 £499 million income, 2001 £676 million income), by 733 million (2002 731 million, 2001 731 million) shares, being the weighted average number of ordinary shares in issue during the period. Each American Depositary Share represents one ordinary share.

(iv)
Calculated by adjusting basic net (loss)/income in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 733 million (2002 734 million, 2001 736 million).

(v)	Discontinued operations relate to Mitchells & Butlers plc for all periods presented and Bass Brewers in fiscal 2002 and 2001.
(vi)	Relates to profit on disposal of Bass Brewers relating to the finalization of completion accounts and the release of prior over provisions for tax.
(vii)
Tax for the 15 months ended December 31, 2003 of £9 million (12 months ended December 31, 2003 (unaudited) of £5 million credit, three months ended December 31, 2002 (unaudited) of £14 million, 2002 £40 million, 2001 £39 million).

(viii)
Tax for the 15 months ended December 31, 2003 of £nil million (12 months ended December 31, 2003 (unaudited) of £nil million, three months ended December 31, 2002 (unaudited) of £nil million, 2002 £114 million credit, 2001 £13 million).

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Comprehensive income

Comprehensive income under US GAAP is as follows:

	Unaudited Three months ended December 31	Unaudited 12 months ended December 31	15 months ended December 31	Year ended September 30
	2002	2003	2003	2002	2001

	(£ million)
Net (loss)/income in accordance with US GAAP	(652)	29	(623)	499	676

Other comprehensive income:
Transfer to MAB of minimum pension liability on April 1, 2003, net of tax of £108 million	—	253	253	—	—
Minimum pension liability, net of tax of £22 million (three months (unaudited) £16 million, 12 months (unaudited) £6 million, 2002 £108 million, 2001 £nil million)	(37)	(14)	(51)	(253)	—
Change in valuation of marketable securities, net of tax of £nil million (2002 £nil million, 2001 £9 million credit)	(9)	40	31	(1)	(56)
Change in fair value of derivatives, net of tax of £1 million (three months (unaudited) £nil million, 12 months (unaudited) £1 million, 2002 £1 million, 2001 £2 million)	(1)	(3)	(4)	(3)	(5)
Cumulative effect on prior years of adoption of FAS 133 in 2001	—	—	—	—	(6)
Currency translation differences	(21)	(99)	(120)	(107)	11

	(68)	177	109	(364)	(56)

Comprehensive (loss)/income in accordance with US GAAP	(720)	206	(514)	135	620

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Minimum pension liability adjustment	Change in valuation of marketable securities	Derivative financial instruments gains/(losses)	Currency translation differences	Total

	(£ million)
At October 1, 2000	—	28	—	248	276
Effect on adoption of FAS 133 in 2001	—	—	16	(22)	(6)
Movement in the year	—	(56)	(5)	11	(50)

At September 30, 2001	—	(28)	11	237	220
Movement in the year	(253)	(1)	(3)	(107)	(364)

At September 30, 2002	(253)	(29)	8	130	(144)
Movement in the three months to December 31, 2002 (unaudited)	(37)	(9)	(1)	(21)	(68)
Movement in the 12 months to December 31, 2003 (unaudited)	239	40	(3)	(99)	177

Movement in the 15 months to December 31, 2003	202	31	(4)	(120)	109

At December 31, 2003	(51)	2	4	10	(35)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Shareholders’ equity in accordance with US GAAP

The significant adjustments required to convert shareholders’ funds in accordance with UK GAAP to shareholders’ equity in accordance with US GAAP are:

	December 31, 2003	September 30, 2002 restated (i)

	(£ million)
Shareholders’ funds in accordance with UK GAAP	2,554	5,335

Adjustments:
Intangible fixed assets:
Cost: goodwill	837	2,269
other	843	1,194
Accumulated amortization	(257)	(958)

	1,423	2,505
Intangible asset – minimum pension liability	6	24

	1,429	2,529
Tangible fixed assets:
Cost	(68)	(956)
Accumulated depreciation	33	(133)

	(35)	(1,089)
Fixed asset investments:
Investments and advances	2	(29)
Current assets:
Pension prepayment	(47)	(88)
Other debtors	22	25
Derivatives	4	24
Creditors: amounts falling due within one year:
Other creditors	(2)	—
Proposed dividend of parent company	70	213
Proposed dividend for minority shareholders	16	—
Derivatives	(6)	(3)
Creditors: amounts falling due after one year:
Other creditors	(114)	(18)
Borrowings	—	4
Derivatives	(24)	(41)
Provisions for liabilities and charges:
Provisions	25	19
Accrued pension cost	(54)	(235)
Deferred taxation:
on above adjustments	(238)	(206)
methodology	(169)	(161)

	879	944
Minority share of above adjustments	(53)	(58)

	826	886

Shareholders’ equity in accordance with US GAAP	3,380	6,221

Footnote on the following page.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

(i)
Restated for UITF 38 (see Note 1), which has not changed the overall shareholders’ equity in accordance with US GAAP, and following a review of historical tax basis and unrealized gains in respect of the Group’s properties. This has resulted in additional goodwill of £145 million arising on an acquisition in 2000. At September 30, 2002 the impact was to increase the US GAAP adjustment for intangible fixed assets by £134 million and reduce the deferred tax methodology adjustment by £53 million. The overall impact has increased previously reported shareholders’ equity under US GAAP by £187 million.

Additional information required by US GAAP in respect of earnings per share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations under US GAAP:

	Unaudited Three months ended December 31,	Unaudited 12 months ended December 31,	15 months ended December 31,	Year ended September 30
	2002	2003	2003	2002	2001

	(£ million, except for ADS amounts)
Numerator:
Numerator for basic and diluted earnings per ordinary share and ADS – continuing activities before cumulative effect on prior years of change in accounting principle	30	(1)	29	166	191

Denominator:
Denominator for basic earnings per ordinary share and ADS	733	733	733	731	731
Effect of dilutive securities:
Employee share options	—	—	—	3	5

Denominator for diluted earnings per ordinary share and ADS	733	733	733	734	736

Basic earnings per ordinary share and ADS from continuing operations	4.1p	(0.1)p	4.0p	22.7p	26.1p

Diluted earnings per ordinary share and ADS from continuing operations	4.1p	(0.1)p	4.0p	22.6p	26.0p

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but may differ, with regard to classification of items within the statements and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

US GAAP requires that cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows. Under UK GAAP all interest is treated as part of returns on investments and servicing of

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

finance. Under US GAAP capital expenditure and financial investment and acquisitions are reported within investing activities.

The categories of cash flow activity under US GAAP can be summarized as follows:

	Unaudited Three months ended December 31,	Unaudited 12 months ended December 31,	15 months ended December 31,	Year ended September 30
	2002	2003	2003	2002	2001

	(£ million)
Cash inflow from operating activities	132	481	613	535	766
Cash outflow on investing activities	(127)	(200)	(327)	(320)	(1,169)
Cash outflow from financing activities	(32)	(147)	(179)	(220)	(311)

(Decrease)/increase in cash and cash equivalents	(27)	134	107	(5)	(714)
Effect of foreign exchange rate changes	20	1	21	82	(12)
Cash and cash equivalents
At start of the fiscal period	301	294	301	224	950

At end of the fiscal period	294	429	429	301	224

Additional information required by US GAAP in respect of the Group’s principal pension plans

The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	UK Pension Benefits			US Pension Benefits			US Postretirement Benefits
	15 months ended December 31 2003	Year ended September 30 2002	Year ended September 30 2001	15 months ended December 31 2003	Year ended September 30 2002	Year ended September 30 2001	15 months ended December 31 2003	Year ended September 30 2002	Year ended September 30 2001

	(£ million)
Service cost	34	31	29	—	—	—	—	—	—
Interest cost	53	66	59	7	9	7	1	1	1
Expected return on plan assets	(49)	(76)	(170)	(5)	(4)	(6)	—	—	—
Net amortization and deferral	14	2	90	—	—	—	—	—	—
Recognized net actuarial gain	—	—	—	2	—	—	—	—	—

Net periodic pension cost	52	23	8	4	5	1	1	1	1

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

The major assumptions used in computing the pension expense were:

	UK Pension Benefits			US Pension Benefits			US Postretirement Benefits
	15 months ended December 31, 2003	Year ended September 30, 2002	Year ended September 30, 2001	15 months ended December 31, 2003	Year ended September 30, 2002	Year ended September 30, 2001	15 months ended December 31, 2003	Year ended September 30, 2002	Year ended September 30, 2001

Expected long-term rate of return on plan assets	6.9%	7.0%	7.0%	8.0%	9.0%	9.5%	—	—	—
Discount rate	5.4%	5.5%	6.1%	6.3%	6.8%	7.5%	6.3%	6.8%	7.5%
Expected long-term rate of earnings increases	4.3%	3.8%	3.9%	3.5%	3.5%	3.5%	—	—	—

The plans’ expected return on assets, as shown above, is based on the Company’s expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

The assumed health care cost trends rates for medical and dental plans at December 31, 2003 and September 30, 2002 and 2001 are as follows:

	2003	2002	2001

Health care cost trend rate assumed for next year	10.0%	7.5%	8.0%
Rate that the cost trend rate gradually declines	4.5%	5.0%	5.0%
Year that rate reaches the assumed ultimate rate	2014	2007	2007

A one-percentage point increase/(decrease) in assumed health care costs trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2003, by £1 million, and would increase/(decrease) the total of the service and interest cost components of net post-employment health care cost for the period then ended by approximately £nil million.

Change in Benefit Obligation	UK Pension Benefits		US Pension Benefits		US Postretirement Benefits
	15 months ended December 31, 2003	Year ended September 30, 2002	15 months ended December 31, 2003	Year ended September 30, 2002	15 months ended December 31, 2003	Year ended September 30, 2002

Benefit obligation at beginning of period	1,311	1,107	95	92	9	8
Service cost	34	31	—	—	—	—
Members contributions	6	7	—	—	—	—
Interest expense	53	66	7	9	1	1
Benefits paid	(50)	(48)	(7)	(6)	(1)	(1)
Age-related national insurance rebates	5	1	—	—	—	—
Actuarial loss arising in the period	128	147	7	6	3	1
Separation of MAB	(1,010)	—	—	—	—	—
Foreign exchange	—	—	(12)	(6)	—	—

Benefit obligation at end of period	477	1,311	90	95	12	9

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

The following table sets forth movements in fair value of the plan assets and the projected benefit obligation of the principal plan.

	UK Pension Benefits		US Pension Benefits		US Postretirement Benefits
	15 months ended December 31, 2003	Year ended September 30, 2002	15 months ended December 31, 2003	Year ended September 30, 2002	15 months ended December 31, 2003	Year ended September 30, 2002

Fair value of plan assets at beginning of period	996	1,098	49	54	—	—
Contributions payable	45	40	1	6	1	1
Age-related national insurance rebates	5	1	—	—	—	—
Benefits paid	(50)	(48)	(7)	(6)	(1)	(1)
Expected return on assets	—	76	—	—	—	—
Actuarial loss on assets	81	(171)	10	(7)	—	—
Separation of MAB	(722)	—	—	—	—	—
Foreign exchange	—	—	(5)	2	—	—

Fair value of plan assets at end of period	355	996	48	49	—	—

Accumulated benefit obligation (all vested)	409	1,214	88	92	12	9

Fair value of plan assets	355	996	48	49	—	—
Projected benefit obligation	(477)	(1,311)	(90)	(95)	(12)	(9)

Net plan (obligation)/assets	(122)	(315)	(42)	(46)	(12)	(9)
Unrecognized transitional (asset)/obligation, net of amortization	(1)	(9)	—	—	—	—
Unrecognized prior service cost	5	22	—	—	—	—
Unrecognized net loss	142	453	20	23	3	1

Net asset/(obligation) recognized	24	151	(22)	(23)	(9)	(8)

The amounts recognized in the balance sheet consist of:
Accrued pension cost	(54)	(235)	(40)	(44)	(8)	(8)
Pension costs	—	—	—	—	(1)	—
Intangible asset	6	24	—	—	—	—
Other comprehensive income (before tax)	72	362	18	21	—	—

Net asset/(obligation) recognized	24	151	(22)	(23)	(9)	(8)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Additional information required by US GAAP in respect of Group’s share options

Accounting and disclosure of stock-based compensation

FAS 123 ‘Accounting for Stock-Based Compensation’, established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Prior to Separation, for the purposes of US GAAP, the Group accounted for those plans under the recognition and measurement provisions of APB 25. Under APB 25 these awards would be accounted for as variable plans and the charge would be based on the intrinsic value of the shares using the share price at the balance sheet date. Had the Group chosen to account for such costs under FAS 123, net (loss)/income for the 15 months ended December 31, 2003 would have been a loss of £631 million (2002 £497 million income, 2001 £672 million income), basic net income per ordinary share and ADS would have been (86.1)p (2002 68.0p, 2001 91.9p) and diluted net income per ordinary share and ADS would have been (86.1)p (2002 67.7p, 2001 91.3p).

Effective from the date of Separation, the Group adopted the fair value recognition provisions of FAS 123. The Group selected the modified prospective method of adoption described in FAS 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure’. Compensation costs recognized since Separation is the same as that which would have been recognized had the fair value method of FAS 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for years prior to 2002 have not been restated.

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

The Group only deposits short-term cash surpluses with counterparties with an A credit rating or better, or those providing adequate security and, by policy, limits the amount of credit exposure to any one bank or institution. Trade debtors in the United Kingdom comprise a large, widespread customer base. Trade debtors in the United States are widely dispersed and include a significant amount of debtors due from InterContinental Hotels franchisees.

At December 31, 2003, the Group did not consider there to be any significant concentration of credit risk.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Fair values of financial instruments

The following information is presented in compliance with the requirements of US GAAP. The carrying amounts and fair values of the material financial instruments of the Group are as follows:

	December 31, 2003		September 30, 2002 restated (i)

	Carrying amount	Fair value	Carrying amount	Fair value

	(£ million)
Assets
Cash	55	55	84	84
Current asset investments	377	381	218	222
Listed investments	64	66	116	87
Unlisted investments	108	108	102	102
Liabilities
Total borrowings
Loan capital and noncurrent bank loans	(988)	(992)	(830)	(952)
Current bank loans and overdrafts	(13)	(13)	(649)	(649)
Off-balance sheet instruments
Interest rate swaps	—	(29)	—	(24)
Foreign exchange contracts	—	(1)	—	(1)

(i)	Restated on the adoption of UITF 38 (see Note 1).

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

Borrowings: the fair value of the Group’s loan capital and noncurrent bank loans (including short-term portion) are estimated using quoted prices, or where such prices are not available, discounted cash flow analyses, based on available market rates of interest for similar types of arrangements and maturities. The carrying amount of the bank loans and overdrafts approximates their fair value.

Off-balance sheet instruments: the fair value of the Group’s interest rate swaps is based on discounted cash flow analyses. The fair value of other instruments is based on contracted and relevant exchange rates.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Additional information required by US GAAP in respect of accounting for the impairment of fixed assets and fixed assets to be disposed of

A summary of the impairment charges that have been recognized under US GAAP is as follows:

	Unaudited Three months ended December 31,	Unaudited 12 months ended December 31,	15 months ended December 31,	Year ended September 30
	2002	2003	2003	2002	2001

	(£ million)
Assets to be disposed of	—	9	9	14	—
Assets to be held and used	—	6	6	—	—

Total	—	15	15	14	—

Disclosed as:
Impairment charges recognized under UK GAAP:
Operating exceptional – impairment charges	—	51	51	77	—
Non-operating exceptional – provision for loss on disposal	—	9	9	14	—

Charge for the year under UK GAAP	—	60	60	91	—
Less: Adjustment to impairment recognized under US GAAP	—	(45)	(45)	(77)	—

Total charge before cumulative effect of a change in accounting principle	—	15	15	14	—
Add: Cumulative effect on adoption of FAS 142 under US GAAP	712	—	712	—	—

	712	15	727	14	—

Charged against:
Intangible assets – goodwill	712	—	712	—	—
Tangible assets	—	15	15	14	—

	712	15	727	14	—

The £712 million goodwill impairment charge recognized as a result of the implementation of FAS 142 under US GAAP includes £225 million in respect of Americas Hotels owned and leased operations and £487 million in respect of EMEA hotels owned and leased operations. The FAS 142 impairment charges recorded in respect of these two reporting units have arisen as a result of the present value of projected cash flows of these reporting units being insufficient to cover the carrying value of the net asset, including both pre and post 1998 goodwill. Reporting units have been determined by reference to the way IHG conducts business and reflects internal management structures. FAS 142 does not provide prescriptive guidance for the allocation of goodwill hence for the purposes of the impairment review trademark balances have been allocated to reporting units based on historic revenue figures and goodwill has been allocated on the basis of historic operating profit, which management consider to be the most appropriate methodology.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

The operating exceptional charge recognized under UK GAAP of £51 million recognised in 2003, and £77 million recognized in 2002 relate to various hotels within Americas, EMEA and Asia Pacific, where it has been necessary to make an impairment charge for the difference in these hotels’ carrying values compared to the higher of value in use or net realizable value.

With the exception of the impairment charge of £6 million in 2003 in respect of short leasehold properties, the UK GAAP impairment charge is reversed under US GAAP as the impairment test is first performed using undiscounted cash flows and is therefore shown as a reduction in the difference between the charge under UK GAAP and US GAAP in the reconciliation to US GAAP accounting principles.

Additional information required by US GAAP in respect of accounting for intangible assets subject to amortization

Other intangible assets subject to amortization consist of:

	December 31, 2003			September 30, 2002
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

	(£ million)
Management & franchise contracts	326	(291)	35	413	(308)	105
Other	4	—	4	4	—	4

	330	(291)	39	417	(308)	109

The estimated aggregate amortization expense for each of the next five years is £5 million, £5 million, £5 million, £4 million and £4 million. The weighted average remaining life of intangible assets subject to amortization is 12 years.

Additional information required by US GAAP in respect of accounting for intangible assets not subject to amortization

	December 31, 2003			September 30, 2002
	Hotels	Soft Drinks	Total	Hotels	Soft Drinks	MAB	Total

	(£ million)
Goodwill	907	122	1,029	1,674	122	188	1,984
Trademarks	513	—	513	585	—	—	585

Total	1,420	122	1,542	2,259	122	188	2,569

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Additional pro forma information required by US GAAP in respect of FAS 142

FAS 142 requires that in the period of adoption, and until all periods presented are accounted for in accordance with the standard, a reconciliation of reported net income to the adjusted net income should be disclosed along with adjusted earnings per share, as if the standard had been adopted for each period.

Net (loss)/income and, basic and diluted earnings per ordinary share and ADS, adjusted to exclude amortization expense no longer required due to the adoption of FAS 142, are as follows:

	Unaudited Three months		Unaudited 12 months		15 months		Year ended September 30
	ended		ended		ended
	December 31, 2002		December 31, 2003		December 31, 2003		2002 restated (i)		2001 restated (i)

	(£ million, except per ADS amounts)
Net (loss)/income in accordance with US GAAP, as reported	(652)		29		(623)		499		676
Add back: goodwill amortization	—		—		—		69		70
trademarks amortization	—		—		—		13		13

Pro forma net income in accordance with US GAAP	(652)		29		(623)		581		759

Pro forma basic net (loss)/income per ordinary share and ADS (ii)	(88.9	)p	4.0	p	(84.9	)p	68.3	p	92.4	p
Add back: goodwill amortization	—		—		—		9.4	p	9.6	p
trademarks amortization	—		—		—		1.8	p	1.8	p

Pro forma basic net (loss)/income per ordinary share and ADS	(88.9	)p	4.0	p	(84.9	)p	79.5	p	103.8	p

Pro forma diluted net (loss)/income per ordinary share and ADS (iii)	(88.9	)p	4.0	p	(84.9	)p	68.0	p	91.9	p
Add back: goodwill amortization	—		—		—		9.4	p	9.5	p
trademarks amortization	—		—		—		1.8	p	1.8	p

Pro forma diluted net (loss)/income per ordinary share and ADS	(88.9	)p	4.0	p	(84.9	)p	79.2	p	103.2	p

(i)
Restated following a review of historical tax basis and unrealized gains in respect of the Group’s properties. This has resulted in additional goodwill of £145 million arising on an acquisition in 2000. The impact on the income statement has been to increase the amortization of intangible fixed assets by £4 million in 2002 and £4 million in 2001, and to decrease the deferred tax methodology charge by £50 million in 2002 and an increase of £27 million in 2001.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

Additional information required by US GAAP in respect of deferred taxation

The analysis of the deferred taxation liability required by US GAAP is as follows:

	15 months ended December 31, 2003	Year ended September 30, 2002

	(£ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	667	886
Other temporary differences	188	243

	855	1,129

Deferred taxation assets:
Taxation effect of losses carried forward	(37)	(67)
Taxation effect of pension cost liability	(13)	(87)
Other temporary differences	(84)	(60)

	(134)	(214)

	721	915

Of which:
Current	(4)	(18)
Noncurrent	725	933

	721	915

The taxation effect of losses carried forward is stated net of a valuation allowance of £317 million (2002 £157 million).

Additional information required under US GAAP in respect of restructuring provisions

	IHG				MAB
	Employee costs	Facilities costs	Other costs	IHG total	Reorganization	Group total

	(£ million)
Balance at October 1, 2000	—	—	—	—	10	10
Expenditure	—	—	—	—	(1)	(1)

Balance at September 30, 2001	—	—	—	—	9	9
Profit and loss account	—	—	—	—	2	2

Balance at September 30, 2002	—	—	—	—	11	11
Expenditure	—	—	—	—	(1)	(1)

Balance at December 31, 2002	—	—	—	—	10	10
Exchange and other adjustments	—	(3)	—	(3)	(6)	(9)
Profit and loss account	30	13	15	58	—	58
Expenditure	(23)	(3)	(11)	(37)	(1)	(38)
Separation of MAB	—	—	—	—	(3)	(3)

Balance at December 31, 2003	7	7	4	18	—	18

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

New Accounting Standards

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, and Interpretation of Accounting Research Bulletin No. 51, which requires a variable interest entity (“VIE”) to be consolidated by its primary beneficiary (“PB”). The PB is the party that absorbs a majority of the VIE’s expected losses and/or receives a majority of the expected residual returns.

In December 2003, the FASB revised FIN 46 (“FIN 46-(R)”), delaying the effective date for certain entities created before February 1, 2003 and making other amendments to clarify the application of guidance. In adopting FIN 46 and in anticipation of adopting FIN 46-(R), the Group has evaluated its various variable interests to determine whether they are VIEs. These variable interests, which generally represent a modest interest relative to other investors in the ventures, are primarily related to the Group’s strategy to expand its role as a third-party manager of hotels, allowing the Group to increase the presence of its lodging brands and gain additional cash flow. The process identified the following types of variable interests: a) loans to ventures b) equity investments in ventures usually less than 30% of the equity c) other types of guarantees/contributions to ventures owning hotels to secure the management or franchise contract. The Group also reviewed its other management and franchise agreements related to hotels that the Group has no other investments in and concluded that such arrangements were not variable interest since the Group is paid commensurate with the services provided and on the same level as other operating liabilities and the hotel owners retain the right to terminate the arrangements.

Of the 3,349 managed or franchised hotels, the Group does not anticipate identifying more than 12 fixed asset investments in which it has a variable interest. The Group’s outstanding loan balances exposed to losses as a result of its involvement in entities with a variable interest totaled £6 million at December 31, 2003. Equity investments and other types of investments related to these variable interests totaled £62 million at December 31, 2003. Information concerning the Group’s exposure to guarantees and commitments is summarized in Note 30 – Contingencies.

The Group has adopted FIN 46 for entities created subsequent to February 1, 2003 as of December 31, 2003 and will adopt FIN 46-(R) as of the end of the year ending December 31, 2004. The adoption of FIN 46 did not result in the consolidation of any VIEs, nor is the adoption of FIN 46-(R) expected to result in the consolidation of any VIEs.

The Group has entered into management contracts with HPT that included guarantees and long-term deposits. The Group has determined that this arrangement constitutes a VIE and that the Group is not the PB. The maximum exposure to loss is £67 million.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 33 — Differences between United Kingdom and United States Generally Accepted Accounting Principles (continued)

In December 2003, the FASB issued FAS 132 (revised 2003), ‘Employees’ Disclosures about Pensions and Other Postretirement Benefits’. FAS 132-(R) retains the disclosure requirements in the original FAS 132, but requires additional disclosures related to plan assets, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other postretirement plans. The Group adopted FAS 132-(R) effective December 31, 2003. FAS 132-(R) is effective December 31, 2004.

In May 2003, the FASB issued FAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’. This standard establishes guidance for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003. As a result of further discussion by the FASB on October 8, 2003, the FASB announced that minority interests in consolidated partnerships with specified finite lives should be reclassified as liabilities and presented at fair market value unless the interests are convertible into equity of the parent. Fair market value adjustments occurring subsequent to July 1, 2003 should be recorded as a component of interest expense. At their October 29, 2003 meeting, the FASB agreed to indefinitely defer the implementation of their announcement at the October 8, 2003 meeting regarding the accounting treatment of minority interests in finite life partnerships. Therefore, until a final resolution is reached, the Group will not implement this aspect of the standard. If the Group were to adopt this aspect of the standard under its current provisions, it is not expected to have a material impact on the Group’s financial statements.

Note 34 — Consolidating Guarantor and Non-Guarantor Information

The Company has filed a registration statement on Form F-3 in respect of Guaranteed debt securities of up to $1 billion. The debt securities will be guaranteed by Six Continents PLC, unless otherwise indicated in a prospectus supplement.

Presented below is condensed consolidating financial information for the Parent (InterContinental Hotels Group PLC), the Guarantor Subsidiary (Six Continents PLC) and the Non-Guarantor Subsidiaries for the results of operations and cash flows for the 15 months ended December 31, 2003, 12 months ended December 31, 2003, three months ended December 31, 2002, years ended September 30, 2002, 2001 and balance sheets as of December 31, 2003, September 30, 2002 and September 30, 2001. The condensed consolidating financial information in respect of the three months ended December 31, 2002 and 12 months ended December 31, 2003 is unaudited. Investments in subsidiaries are accounted for by the Parent or the Guarantor Subsidiary on the equity method of accounting. Earnings of subsidiaries are accounted for in the Parent’s or Guarantor Subsidiary’s Investments in subsidiaries account. The elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

As the differences between UK GAAP and US GAAP are the same for the Parent, the Guarantor Subsidiary and the Non-Guarantor Subsidiaries, the differences are not included in the following condensed consolidated financial information.

The significant differences between UK GAAP and US GAAP, which predominantly relate to the Non-Guarantor Subsidiaries, are described in Note 33.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Profit and Loss Account 15 months ended December 31, 2003
	Parent	Guarantor Subsidiary	Non-guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Turnover	—	—	3,483	—	3,483
Costs and overheads, less other income	(1)	1	(3,051)	—	(3,051)

Operating (loss)/profit	(1)	1	432	—	432
Non-operating exceptional items	—	(108)	(105)	—	(213)

(Loss)/profit on ordinary activities before interest	(1)	(107)	327	—	219
Net interest payable and similar charges	(5)	(31)	(11)	—	(47)
Premium on early settlement of debt	—	(136)	—	—	(136)
Net interest from/(to) other Group companies	4	(81)	77	—	—
Equity in profit before taxation of subsidiaries	38	393	—	(431)	—

Profit/(loss) on ordinary activities before taxation	36	38	393	(431)	36
Tax on profit/(loss) on ordinary activities	17	17	(41)	24	17

Profit/(loss) on ordinary activities after taxation	53	55	352	(407)	53
Minority equity interests	(34)	(34)	(34)	68	(34)

Earnings available for shareholders	19	21	318	(339)	19

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Statement of Total Recognized Gains and Losses and Reconciliation of Movement in Shareholders’ Funds

	15 months ended December 31, 2003
	Parent	Guarantor Subsidiary	Non- guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Earnings available for shareholders	19	21	318	(339)	19

Reversal of previous revaluation gains due to impairment	(22)	(22)	(22)	44	(22)
Exchange differences
Goodwill eliminated	(139)	(139)	(139)	278	(139)
Other assets and liabilities	79	79	80	(159)	79

Other recognized gains and losses	(82)	(82)	(81)	163	(82)

Total recognized gains and losses for the period	(63)	(61)	237	(176)	(63)
Dividends	244	(456)	—	56	(156)
Issue of InterContinental Hotels Group PLC ordinary shares	18	—	—	—	18
Net assets of MAB eliminated on separation	—	(2,777)	(2,777)	2,777	(2,777)
MAB goodwill eliminated on separation	—	50	50	(50)	50
Minority interest on transfer of pension prepayment	(7)	(7)	(7)	14	(7)
Movement in shares in ESOP trusts	15	6	—	(6)	15
Movement in goodwill – exchange differences	139	139	139	(278)	139
Recognized on Separation	2,208	22	(1,224)	(1,006)	—

Net movement in shareholders’ funds	2,554	(3,084)	(3,582)	1,331	(2,781)

Shareholders’ funds at beginning of period	—	5,335	8,654	(8,654)	5,335

Shareholders’ funds at end of period	2,554	2,251	5,072	(7,323)	2,554

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Balance Sheets

	December 31, 2003
	Parent	Guarantor Subsidiary	Non- guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Intangible assets	—	—	158	—	158
Tangible assets	—	7	3,944	—	3,951
Investments	—	—	172	—	172
Investments in subsidiaries	2,251	5,072	—	(7,323)	—

Fixed assets	2,251	5,079	4,274	(7,323)	4,281

Stocks	—	—	44	—	44
Debtors	—	105	418	—	523
Amounts due from other Group companies	795	1,061	2,960	(4,816)	—
Investments	—	358	19	—	377
Cash at bank and in hand	3	4	48	—	55

Current assets	798	1,528	3,489	(4,816)	999

Creditors – amounts falling due within one year:
Amounts due to other Group companies	—	(2,343)	—	2,343	—
Overdrafts	—	(37)	32	—	(5)
Other borrowings	—	—	(8)	—	(8)
Other creditors	(75)	(35)	(962)	—	(1,072)

Net current assets/(liabilities)	723	(887)	2,551	(2,473)	(86)

Total assets less current liabilities	2,974	4,192	6,825	(9,796)	4,195

Creditors – amounts falling due after one year:
Borrowings	(420)	(507)	(61)	—	(988)
Other creditors	—	—	(97)	—	(97)
Amounts due to other Group companies	—	(1,412)	(1,061)	2,473	—
Provisions for liabilities and charges:
Deferred taxation	—	—	(314)	—	(314)
Other provisions	—	(22)	(57)	—	(79)
Minority interests	—	—	(163)	—	(163)

Net assets	2,554	2,251	5,072	(7,323)	2,554

Share capital	739	243	1,809	(2,052)	739
Profit and loss and other reserves	1,815	2,008	3,263	(5,271)	1,815

Shareholders’ funds	2,554	2,251	5,072	(7,323)	2,554

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Statement of Cash Flows

	15 months ended December 31, 2003
	Parent	Guarantor Subsidiary	Non-guarantor subsidiaries	Eliminations	Consolidated

	(£ million)

Operating activities	2	15	778	—	795

Interest paid	(1)	(365)	225	—	(141)
Costs associated with new facilities	—	(13)	(7)	—	(20)
Premium on early settlement of debt	—	(136)	—	—	(136)
Dividends paid to minority shareholders	—	—	(22)	—	(22)
Interest received	4	257	(150)	—	111

Returns on investments and servicing of finance	3	(257)	46	—	(208)

UK corporation tax received/(paid)	—	87	(62)	—	25
Overseas corporate tax paid	—	—	(21)	—	(21)

Taxation	—	87	(83)	—	4

Paid:
Intangible fixed assets	—	—	(10)	—	(10)
Tangible fixed assets	—	(3)	(472)	—	(475)
Fixed asset investments	—	—	(37)	—	(37)
Received:
Tangible fixed assets	—	4	261	—	265
Fixed asset investments	7	—	2	—	9

Capital expenditure and financial investment	7	1	(256)	—	(248)

Acquisitions	—	—	—	—	—
Separation costs	—	(39)	(27)	—	(66)

Acquisitions and disposals	—	(39)	(27)	—	(66)

Equity dividends	(30)	(269)	—	—	(299)

Net cash flow	(18)	(462)	458	—	(22)
Management of liquid resources and financing	21	528	(472)	—	77

Movement in cash and overdrafts	3	66	(14)	—	55

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Profit and Loss Account

	Three months ended December 31, 2002 (unaudited)
	Parent	Guarantor Subsidiary	Non-guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Turnover	—	—	871	—	871
Costs and overheads, less other income	—	(1)	(758)	—	(759)

Operating (loss)/profit	—	(1)	113	—	112
Non-operating exceptional items	—	(3)	—	—	(3)

(Loss)/profit on ordinary activities before interest	—	(4)	113	—	109
Net interest payable and similar charges	—	(7)	(5)	—	(12)
Net interest (to)/from other Group companies	—	(13)	13	—	—
Equity in profit before taxation of subsidiaries	97	121	—	(218)	—

Profit/(loss) on ordinary activities before taxation	97	97	121	(218)	97
Tax on profit/(loss) on ordinary activities	(29)	(29)	(29)	58	(29)

Profit/(loss) on ordinary activities after taxation	68	68	92	(160)	68
Minority equity interests	(4)	(4)	(4)	8	(4)

Earnings available for shareholders	64	64	88	(152)	64

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Statement of Total Recognized Gains and Losses

	Three months ended December 31, 2002 (unaudited)
	Parent	Guarantor Subsidiary	Non-guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Earnings available for shareholders	64	64	88	(152)	64

Exchange differences
Goodwill eliminated	(30)	(30)	(30)	60	(30)
Other assets and liabilities	39	39	39	(78)	39

Other recognized gains and losses	9	9	9	(18)	9

Total recognized gains and losses for the period	73	73	97	(170)	73

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Statement of Cash Flows

	Three months ended December 31, 2002 (unaudited)
	Parent	Guarantor Subsidiary	Non- guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Operating activities	—	18	146	—	164

Interest paid	—	(86)	47	—	(39)
Interest received	—	70	(35)	—	35

Returns on investments and servicing of finance	—	(16)	12	—	(4)

UK corporation paid	—	—	(14)	—	(14)
Overseas corporate tax paid	—	—	(14)	—	(14)

Taxation	—	—	(28)	—	(28)

Paid:
Tangible fixed assets	—	—	(127)	—	(127)
Fixed asset investments	—	—	(1)	—	(1)
Received:
Tangible fixed assets	—	—	6	—	6
Fixed asset investments	—	1	1	—	2

Capital expenditure and financial investment	—	1	(121)	—	(120)

Separation costs	—	—	(7)	—	(7)

Acquisitions and disposals	—	—	(7)	—	(7)

Net cash flow	—	3	2	—	5
Management of liquid resources and financing	—	39	19	—	58

Movement in cash and overdrafts	—	42	21	—	63

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Profit and Loss Account

	12 months ended December 31, 2003 (unaudited)
	Parent	Guarantor Subsidiary	Non-guarantor subsidiaries	Eliminations	Consolidated

	(£ million)

Turnover	—	—	2,612	—	2,612
Costs and overheads, less other income	(1)	2	(2,293)	—	(2,292)

Operating (loss)/profit	(1)	2	319	—	320
Non-operating exceptional items	—	(105)	(105)	—	(210)

(Loss)/profit on ordinary activities before interest	(1)	(103)	214	—	110
Net interest payable and similar charges	(5)	(24)	(6)	—	(35)
Premium on early settlement of debt	—	(136)	—	—	(136)
Net interest from/(to) other Group companies	4	(68)	64	—	—
Equity in profit before taxation of subsidiaries	(59)	272	—	(213)	—

(Loss)/profit on ordinary activities before taxation	(61)	(59)	272	(213)	(61)
Tax on (loss)/profit on ordinary activities	46	46	(12)	(34)	46

(Loss)/profit on ordinary activities after taxation	(15)	(13)	260	(247)	(15)
Minority equity interests	(30)	(30)	(30)	60	(30)

Earnings available for shareholders	(45)	(43)	230	(187)	(45)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Statement of Total Recognised Gains and Losses

	12 months ended December 31, 2003 (unaudited)
	Parent	Guarantor Subsidiary	Non- guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Earnings available for shareholders	(45)	(43)	230	(187)	(45)

Reversal of previous revaluation gains due to impairment	(22)	(22)	(22)	44	(22)
Exchange differences
Goodwill eliminated	(109)	(109)	(109)	218	(109)
Other assets and liabilities	40	40	41	(81)	40

Other recognized gains and losses	(91)	(91)	(90)	181	(91)

Total recognized gains and losses for the period	(136)	(134)	140	(6)	(136)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Statement of Cash Flows

	12 months ended December 31, 2003 (unaudited)
	Parent	Guarantor Subsidiary	Non- guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Operating activities	2	(3)	632	—	631

Interest paid	(1)	(279)	178	—	(102)
Costs associated with new facilities	—	(13)	(7)	—	(20)
Premium on early settlement of debt	—	(136)	—	—	(136)
Dividends paid to minority shareholders	—	—	(22)	—	(22)
Interest received	4	187	(115)	—	76

Returns on investments and servicing of finance	3	(241)	34	—	(204)

UK corporation tax received/(paid)	—	87	(48)	—	39
Overseas corporate tax paid	—	—	(7)	—	(7)

Taxation	—	87	(55)	—	32

Paid:
Intangible fixed assets	—	—	(10)	—	(10)
Tangible fixed assets	—	(3)	(345)	—	(348)
Fixed asset investments	—	—	(36)	—	(36)
Received:
Tangible fixed assets	—	4	255	—	259
Fixed asset investments	7	(1)	1	—	7

Capital expenditure and financial investment	7	—	(135)	—	(128)

Acquisitions	—	—	—	—	—
Separation costs	—	(39)	(20)	—	(59)

Acquisitions and disposals	—	(39)	(20)	—	(59)

Equity dividends	(30)	(269)	—	—	(299)

Net cash flow	(18)	(465)	456	—	(27)
Management of liquid resources and financing	21	489	(491)	—	19

Movement in cash and overdrafts	3	24	(35)	—	(8)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Profit and Loss Account

	Year ended September 30, 2002 (unaudited)
	Parent	Guarantor Subsidiary	Non- guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Turnover	—	—	3,615	—	3,615
Costs and overheads, less other income	—	2	(3,076)	—	(3,074)

Operating profit	—	2	539	—	541
Non-operating exceptional items	—	(3)	56	—	53

(Loss)/profit on ordinary activities before interest	—	(1)	595	—	594
Net interest payable and similar charges	—	(33)	(27)	—	(60)
Net interest (to)/from other Group companies	—	(49)	49	—	—
Equity in profit before taxation of subsidiaries	—	617	—	(617)	—

Profit/(loss) on ordinary activities before taxation	—	534	617	(617)	534
Tax on profit/(loss) on ordinary activities	—	(52)	(77)	77	(52)

Profit/(loss) on ordinary activities after taxation	—	482	540	(540)	482
Minority equity interests	—	(25)	(25)	25	(25)

Earnings available for shareholders	—	457	515	(515)	457

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Statement of Total Recognized Gains and Losses and Reconciliation of Movement in Shareholders’ Funds

	Year ended September 30, 2002
	Parent	Guarantor Subsidiary	Non- guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Earnings available for shareholders	—	457	515	(515)	457

Reversal of previous revaluation gains due to impairment	—	(36)	(36)	36	(36)
Exchange differences
Goodwill eliminated	—	(98)	(98)	98	(98)
Other assets and liabilities	—	62	62	(62)	62

Other recognized gains and losses	—	(72)	(72)	72	(72)

Total recognized gains and losses for the period	—	385	443	(443)	385
Dividends	—	(305)	—	—	(305)
Issue of Six Continents PLC ordinary shares	—	3	—	—	3
Movement in shares in ESOP trusts	—	1	—	—	1
Movement in goodwill – exchange differences	—	98	98	(98)	98

Net movement in shareholders’ funds	—	182	541	(541)	182

Shareholders’ funds at beginning of period	—	5,153	8,113	(8,113)	5,153

Shareholders’ funds at end of period	—	5,335	8,654	(8,654)	5,335

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Balance Sheets

	September 30, 2002
	Parent	Guarantor Subsidiary	Non- guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Intangible assets	—	—	173	—	173
Tangible assets	—	10	7,631	—	7,641
Investments	—	—	218	—	218
Investments in subsidiaries	—	8,654	—	(8,654)	—

Fixed assets	—	8,664	8,022	(8,654)	8,032

Stocks	—	—	91	—	91
Debtors	—	212	417	—	629
Amounts due from other group companies	—	620	2,794	(3,414)	—
Investments	—	157	61	—	218
Cash at bank and in hand	—	4	80	—	84

Current assets	—	993	3,443	(3,414)	1,022
Creditors – amounts falling due within one year:
Amounts due to other Group companies	—	(1,464)	—	1,464	—
Overdrafts	—	(67)	1	—	(66)
Other borrowings	—	(579)	(203)	—	(782)
Other creditors	—	(282)	(1,143)	—	(1,425)

Net current (liabilities)/assets	—	(1,399)	2,098	(1,950)	(1,251)

Total assets less current liabilities	—	7,265	10,120	(10,604)	6,781
Creditors – amounts falling due after one year:
Borrowings	—	(572)	(59)	—	(631)
Other creditors	—	—	(100)	—	(100)
Amounts due to other Group companies	—	(1,330)	(620)	1,950	—
Provisions for liabilities and charges:
Deferred taxation	—	(21)	(474)	—	(495)
Other provisions	—	(7)	(64)	—	(71)
Minority interests	—	—	(149)	—	(149)

Net assets	—	5,335	8,654	(8,654)	5,335

Share capital	—	243	1,922	(1,431)	734
Profit and loss and other reserves	—	5,092	6,732	(7,223)	4,601

Shareholders’ funds	—	5,335	8,654	(8,654)	5,335

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Statement of Cash Flows
	Year ended September 30, 2002
	Parent	Guarantor Subsidiary	Non-guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Operating activities	—	(72)	792	—	720

Interest paid	—	(379)	193	—	(186)
Dividends paid to minority shareholders	—	—	(13)	—	(13)
Interest received	—	291	(167)	—	124

Returns on investments and servicing of finance	—	(88)	13	—	(75)

UK corporation tax received/(paid)	—	60	(156)	—	(96)
Overseas corporate tax paid	—	—	(27)	—	(27)

Taxation	—	60	(183)	—	(123)

Paid:
Tangible fixed assets	—	(1)	(647)	—	(648)
Fixed asset investments	—	—	(14)	—	(14)
Received:
Tangible fixed assets	—	1	133	—	134
Fixed asset investments	—	2	13	—	15

Capital expenditure and financial investment	—	2	(515)	—	(513)

Acquisitions	—	—	(24)	—	(24)
Disposals	—	—	9	—	9

Acquisitions and disposals	—	—	(15)	—	(15)

Equity dividends	—	(299)	—	—	(299)

Net cash flow	—	(397)	92	—	(305)
Management of liquid resources and financing	—	433	(138)	—	295

Movement in cash and overdrafts	—	36	(46)	—	(10)

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Profit and Loss Account

	Year ended September 30, 2001
	Parent	Guarantor Subsidiary	Non-guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Turnover	—	—	4,033	—	4,033
Costs and overheads, less other income	—	(3)	(3,281)	—	(3,284)

Operating (loss)/profit	—	(3)	752	—	749
Non-operating exceptional items	—	12	(12)	—	—

Profit on ordinary activities before interest	—	9	740	—	749
Net interest payable and similar charges	—	(34)	(25)	—	(59)
Net interest (to)/from other Group companies	—	(17)	17	—	—
Equity in profit before taxation of subsidiaries	—	732	—	(732)	—

Profit/(loss) on ordinary activities before taxation	—	690	732	(732)	690
Tax on profit/(loss) on ordinary activities	—	(223)	(239)	239	(223)

Profit/(loss) on ordinary activities after taxation	—	467	493	(493)	467
Minority equity interests	—	(24)	(24)	24	(24)

Earnings available for shareholders	—	443	469	(469)	443

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Statement of Total Recognized Gains and Losses and Reconciliation of Movement in Shareholders’ Funds

	Year ended September 30, 2001
	Parent	Guarantor Subsidiary	Non-guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Earnings available for shareholders	—	443	469	(469)	443

Exchange differences
Goodwill eliminated	—	9	9	(9)	9
Other assets and liabilities	—	(2)	(2)	2	(2)

Other recognized gains and losses	—	7	7	(7)	7

Total recognized gains and losses for the period	—	450	476	(476)	450
Dividends	—	(293)	—	—	(293)
Issue of Six Continents PLC ordinary shares	—	9	—	—	9
Repurchase of ordinary shares	—	(103)	—	—	(103)
Movement in goodwill – exchange differences	—	(9)	(9)	9	(9)

Net movement in shareholders’ funds	—	54	467	(467)	54

Shareholders’ funds at beginning of period	—	5,099	7,646	(7,646)	5,099

Shareholders’ funds at end of period	—	5,153	8,113	(8,113)	5,153

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 34 — Consolidating Guarantor and Non-Guarantor Information (continued)

	Consolidated Statement of Cash Flows

	12 months ended September 30, 2001
	Parent	Guarantor Subsidiary	Non- guarantor subsidiaries	Eliminations	Consolidated

	(£ million)
Operating activities	—	(40)	1,024	—	984

Interest paid	—	(447)	218	—	(229)
Dividends paid to minority shareholders	—	—	(5)	—	(5)
Interest received	—	391	(231)	—	160

Returns on investments and servicing of finance	—	(56)	(18)	—	(74)

UK corporation tax paid	—	(22)	(80)	—	(102)
Overseas corporate tax paid	—	—	(47)	—	(47)

Taxation	—	(22)	(127)	—	(149)

Paid:
Tangible fixed assets	—	(1)	(938)	—	(939)
Fixed asset investments	—	—	(37)	—	(37)
Received:
Tangible fixed assets	—	(1)	102	—	101
Fixed asset investments	—	1	6	—	7

Capital expenditure and financial investment	—	(1)	(867)	—	(868)

Acquisitions	—	—	(752)	—	(752)
Disposals	—	—	623	—	623

Acquisitions and disposals	—	—	(129)	—	(129)

Equity dividends	—	(290)	—	—	(290)

Net cash flow	—	(409)	(117)	—	(526)
Management of liquid resources and financing	—	375	118	—	493

Movement in cash and overdrafts	—	(34)	1	—	(33)

Back to Contents

This page has been intentionally left blank.

Back to Contents

INTERCONTINENTAL HOTELS GROUP PLC

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged to costs and expenses	Exchange differences	Deductions	Balance at end of period

	(£ million)
15 months ended December 31, 2003
Provisions for bad and doubtful debts	55	9	(6)	(13)	45
Three months ended December 31, 2003 (unaudited)
Provision for bad and doubtful debts	55	2	(2)	(5)	50
12 months ended December 31, 2003 (unaudited)
Provision for bad and doubtful debts	50	7	(4)	(8)	45
Year ended September 30, 2002
Provisions for bad and doubtful debts	41	24	1	(9)	55
Year ended September 30, 2001
Provisions for bad and doubtful debts	32	16	—	(7)	41

S-1

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By: /s/ Richard Solomons

Name: Richard Solomons
Title: Finance Director

Date: April 8, 2004

S-2

Back to Contents

This page has been intentionally left blank.

Back to Contents

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Exhibit 1
Memorandum and Articles of Association of IHG (incorporated by reference to Exhibit 4 to InterContinental Hotels Group’s Registration Statement on S-8 (File No. 1-10409) filed with the SEC on April 23, 2003)

Exhibit 2(b)(i)
Instruments defining the Rights of Holders of Long-Term Debt: The total amount of long-term debt securities of the Group authorized under any individual instrument, other than the “Amended and Restated Trust Deed” dated September 21, 2000 relating to the Company’s €2,000 million Debt Issuance Program originally constituted on October 9, 1998 (incorporated by reference to Exhibit 2 to Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001), and the “Trust Deed” dated September 24, 2003 relating to the Company’s €1,000 million Debt Issuance Program and filed as Exhibit 2(b)(i) hereto does not exceed 10% of the total assets of the Group on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request

Exhibit 4(a)(i)
Agreement dated June 14, 2000 between the Company and others and Interbrew SA and others relating to the disposal of Bass Brewers (incorporated by reference to Exhibit 4 to Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 21, 2000)

Exhibit 4(a)(ii)	$2,650,000 Facility Agreement dated February 13, 2003 among IHG, Barclays Capital, HSBC Bank plc, J.P. Morgan PLC, Salomon Brothers International Limited and The Royal Bank of Scotland plc

Exhibit 4(a)(iii)
Joint Venture Agreement, dated February 10, 1986, among Britannia Soft Drinks Limited, InterContinental Hotels Group PLC, Whitbread PLC, Allied Domecq PLC, Six Continents Investments Limited and Whitbread Group PLC and Allied Domecq Overseas (Canada) Limited

Exhibit 4(a)(iv)
Mitchells & Butlers Group Transfer Share Purchase Agreement, dated April 15, 2003 (incorporated by reference to Exhibit 4(a)(ii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (file No. 001-31653), dated March 28, 2003)

Exhibit 4(a)(v)
Separation Agreement dated April 15, 2003 between IHG and the Six Continents Group (incorporated by reference to Exhibit 4(a)(i) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (file No. 001-31653), dated March 28, 2003)

Exhibit 4(c)(i)	Richard Hartman’s service contract dated February 12, 2003

Exhibit 4(c)(ii)	Richard North’s service contract dated February 12, 2003

Exhibit 4(c)(iii)	Stevan Porter’s service contract dated February 12, 2003

Exhibit 4(c)(iv)	Richard Solomons’ service contract dated February 12, 2003

Exhibit 4(c)(v)	Sir Ian Prosser’s service contract dated February 12, 2003

Exhibit 4(c)(vi)	Sir Ian Prosser’s service contract dated October 1, 1988 (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001)

Exhibit 4(c)(vii)
Agreement, dated February 12, 2003, between Thomas R Oliver and Six Continents Hotels Limited (incorporated by reference to Exhibit 4 (c)(iv) of Six Continents PLC Annual Report on Form 20-F (File No. 1-10409) dated February 17, 2003)

Exhibit 4(c)(viii)
Consultancy Agreement, dated February 12, 2003, between Thomas R Oliver and Six Continents Hotels Limited (incorporated by reference to Exhibit 4 (c)(v) of Six Continents PLC Annual Report on Form 20-F (File No.1-10409) dated February 17, 2003)

Exhibit 7	Computation of ratios of earnings to fixed charges

Exhibit 8	List of Subsidiaries

Exhibit 12.1	Certification of Richard North filed pursuant to 17 CFR 240.13a-14(c)

Exhibit 12.2	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(c)

Exhibit 13.1	Certification of Richard North furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350 (a) and (b)

Exhibit 13.2	Certification of Richard Solomons furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350 (a) and (b)

Exhibit 14(a)	Consent of Ernst & Young LLP (included on page F-1)