Form 20-F
period 2004-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2005-05-03
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-10409
InterContinental Hotels Group PLC
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
67 Alma Road,
Windsor, Berkshire SL4 3HD
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares of 112 pence each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares of 112 pence each                              622,068,047
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:     Yes ☑          No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☑

INTRODUCTION
      As used in this document, except as the context otherwise requires, the terms:

•	“board” refers to the board of directors of InterContinental Hotels Group PLC or, where appropriate, the board of Six Continents PLC;

•	“Britvic” refers to Britannia Soft Drinks Limited;

•	“Company” refers to InterContinental Hotels Group PLC or Six Continents PLC or their respective board of directors as the context requires;

•	“Group” refers to InterContinental Hotels Group PLC and its subsidiaries or Six Continents PLC and its subsidiaries as the context requires;

•	“Hotels” or “IHG Hotels” refers to the hotels business of Six Continents or InterContinental Hotels Group PLC as the context requires;

•	“IHG” refers to InterContinental Hotels Group PLC or, where appropriate, its board of directors;

•	“MAB” or “Mitchells and Butlers” refers to Mitchells & Butlers plc;

•	“ordinary share” or “share” refers to the ordinary shares of 28 pence each of Six Continents PLC or the ordinary shares of £1 and after December 10, 2004, 112 pence each of InterContinental Hotels Group PLC;

•	“Separation transaction” or “Separation” refers to the transaction that separated Six Continents PLC’s hotels and soft drinks businesses from its retail business, completed on April 15, 2003. The Separation resulted in two separately listed holding companies: (i) Mitchells & Butlers plc, which is the holding company of the retail business and Standard Commercial Property Developments Limited; and (ii) InterContinental Hotels Group PLC, which is the holding company for the hotels and soft drinks businesses;

•	“Six Continents” refers to Six Continents PLC;

•	“Soft Drinks” and “Britvic business” refer to the soft drinks business of InterContinental Hotels Group PLC, which the Company has through its controlling interest in Britvic; and

•	“VAT” refers to UK value added tax levied by HM Customs & Excise on certain goods and services.
      References in this document to the “Companies Act” mean the Companies Act 1985, as amended, of Great Britain; references to the “EU” mean the European Union; references in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland.
      The Company publishes its Consolidated Financial Statements expressed in UK pounds sterling. In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States (“US”) currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency. Solely for convenience, this Annual Report on Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at the rate of £1.00 = $1.93, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004. On April 25, 2005 the Noon Buying Rate was £1.00 = $1.91. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 2000 to the present, see “Item 3. Key Information — Exchange Rates”.
      The Company’s fiscal year ends on December 31. This reflects a change from September 30, implemented following Separation. The December 31 fiscal year end is in line with the calendar accounting year ends of the majority of comparable US and European hotel companies. IHG will continue to report on a

December 31 fiscal year end basis, as the Group believes this facilitates more meaningful comparisons with other key participants in the industry. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the year ended December 31, 2004 are shown as 2004 and references to the fiscal period ended December 31, 2003 are shown as 2003 and represent the 15 months from October 1, 2002 to December 31, 2003, unless otherwise specified, references to the fiscal year ended September 30, 2002 are shown as 2002 and references to other fiscal years are shown in a similar manner.
      The Company’s Consolidated Financial Statements are prepared on the basis of accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ from those generally accepted in the United States (“US GAAP”). The significant differences applicable to the Group are explained in Note 35 of Notes to the Financial Statements.
      During 2003, the Company changed its fiscal year end to December 31 and thus its financial statements for the 2003 fiscal period are presented for the 15 months ended December 31, 2003 as permitted by the Companies Act 1985. In accordance with the transition period reporting requirements of the US Securities and Exchange Commission (“SEC”), an unaudited analysis of the financial statements and notes thereto for the 15 month period showing the three month period ended December 31, 2002 and the 12 month period ended December 31, 2003 is presented in Note 34 of Notes to the Financial Statements.
      IHG believes that the reporting of profit and earnings measures before exceptional items provides additional meaningful information on underlying returns and trends to shareholders. The Group’s key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans for internal financial reporting focus primarily on profit and earnings measures before exceptional items. For this purpose, exceptional items comprises operating exceptional items, exceptional tax and exceptional interest credits and charges, in addition to those non-operating exceptional items disclosed below operating profit as required by UK GAAP. Throughout this document earnings per share is also calculated excluding the effect of all exceptional items and the related tax effect and is referred to as adjusted earnings per share.
      The Company furnishes The Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Financial Statements are prepared on the basis of UK GAAP. The annual reports contain reconciliations to US GAAP of net income and shareholders’ equity. The Company also furnishes the Depositary with semi-annual reports prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”). The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to all recorded holders of ADRs notices of shareholders’ meetings received by the Depositary. The Company is not required to report quarterly financial information. However, during 2004, the Company reported interim financial information at June 30, 2004 in accordance with the Listing Rules of the UK Listing Authority. In addition, it provided a trading update at March 31, 2004 and at September 30, 2004 and intends to continue to provide quarterly financial information during fiscal 2005, although it has not made any decision with respect to reporting quarterly financial information after 2005.
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

(iii) “Item 8. Financial Information”; and (iv) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Specific risks faced by the Company are described under “Item 3. Key Information — Risk Factors” commencing on page 13. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Form 20-F could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, among others, the effect of political and economic developments, the risks involved with the Group’s reliance on brands and protection of intellectual property rights and the reliance on consumer perception of its brands, the ability to recruit and retain key personnel, the risks involved with developing and employing new technologies and systems, the Group’s ability to purchase adequate insurance, risks associated with funding the defined benefits under its pension schemes, the future balance between supply and demand for the Group’s hotels, the risks relating to identifying, securing and retaining management and franchise agreements, events that adversely impact domestic or international travel, including terrorist incidents and epidemics such as Severe Acute Respiratory Syndrome (“SARS”), increased use of intermediary reservation channels, the lack of selected acquisition opportunities or the effects of being unable to make disposals of hotel assets, the risks of litigation, the risks of possible product contamination, reliance on suppliers in the soft drinks business, competition, and the effect of adverse weather conditions on the demand in the soft drinks business.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
     Summary
      The selected consolidated financial data set forth below for the year ended December 31, 2004, the 15 months ended December 31, 2003 including unaudited information for the three months ended December 31, 2002 and 12 months ended December 31, 2003, and the years ended September 30, 2002, 2001 and 2000 are derived from Consolidated Financial Statements of the Group, which have been audited by its independent registered public accounting firm, Ernst & Young LLP, restated where appropriate to accord with the Group’s current accounting policies and presentation. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

Consolidated Profit and Loss Account Data

					Three months		12 months		15 months
	Year ended				ended		ended		ended		Year ended
	December 31,				December 31,		December 31,		December 31,		September 30,

	2004(1)(2)		2004(1)		2002		2003		2003(1)		2002(1)		2001(1)		2000(1)

	$		£		£		£		£		£		£		£
	(in millions, except per share and ADS amounts)
Amounts in accordance with UK GAAP
Turnover:
Continuing operations	4,011		2,204		529		2,161		2,690		2,134		2,473		2,092
Discontinued operations	—		—		342		451		793		1,481		1,560		3,066

	4,011		2,204		871		2,612		3,483		3,615		4,033		5,158

Total operating profit before operating exceptional items:
Continuing operations	603		331		60		286		346		329		486		428
Discontinued operations	—		—		52		85		137		289		306		477

	603		331		112		371		483		618		792		905

Operating exceptional items:
Continuing operations	(35)		(19)		—		(51)		(51)		(77)		(43)		—

	(35)		(19)		—		(51)		(51)		(77)		(43)		—

Total operating profit:
Continuing operations	568		312		60		235		295		252		443		428
Discontinued operations	—		—		52		85		137		289		306		477

	568		312		112		320		432		541		749		905

Non-operating exceptional items:
Continuing operations	(126)		(69)		(3)		(167)		(170)		(2)		(2)		2
Discontinued operations	—		—		—		(43)		(43)		55		2		1,294

	(126)		(69)		(3)		(210)		(213)		53		—		1,296

Profit on ordinary activities before interest	442		243		109		110		219		594		749		2,201
Interest receivable	128		70		27		77		104		116		165		57
Interest payable and similar charges	(157)		(86)		(39)		(112)		(151)		(176)		(224)		(209)
Premium on early settlement of debt	(31)		(17)		—		(136)		(136)		—		—		—

Profit before taxation	382		210		97		(61)		36		534		690		2,049
Taxation	213		117		(29)		46		17		(52)		(223)		(342)
Minority equity interests	(51)		(28)		(4)		(30)		(34)		(25)		(24)		(16)

Earnings	544		299		64		(45)		19		457		443		1,691

Per ordinary share:
Basic	76.6	p	42.1	p	8.7	p	(6.1	)p	2.6	p	62.5	p	60.6	p	228.5	p
Diluted	75.7	p	41.6	p	8.7	p	(6.1	)p	2.6	p	62.3	p	60.2	p	227.0	p
Adjusted(3)	59.2	p	32.5	p	9.1	p	30.0	p	39.1	p	49.5	p	66.6	p	68.8	p

Dividends	157.1	p	86.3	p	—		21.2	p	21.2	p	41.7	p	40.5	p	39.3	p

Footnotes on page 10.

					Three months		12 months		15 months
	Year ended				ended		ended		ended		Year ended
	December 31,				December 31,		December 31,		December 31,		September 30,

	2004(1)(2)(4)		2004(1)(4)		2002(4)		2003(4)		2003(1)(4)		2002(1)		2001(1)		2000(1)

	$		£		£		£		£		£		£		£
	(in millions, except per share and ADS amounts)
Amounts in accordance with US GAAP
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations	580		318		29		(5)		24		163		185		135
Discontinued operations:
Income from discontinued operations	2		1		31		34		65		165		466		462
Surplus on disposal	38		21		—		—		—		171		25		1,242

Total discontinued operations	40		22		31		34		65		336		491		1,704

Cumulative effect on prior years of adoption of FAS 142	—		—		(712)		—		(712)		—		—		—

Net income/(loss)	620		340		(652)		29		(623)		499		676		1,839

Per ordinary share and American Depositary Share(5)
Basic
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations	81.8	¢	44.8	p	4.0	p	(0.6	)p	3.3	p	22.3	p	25.3	p	18.2	p
Discontinued operations	5.6	¢	3.1	p	4.2	p	4.6	p	8.9	p	46.0	p	67.1	p	230.3	p
Cumulative effect on prior years of adoption of FAS 142	—		—		(97.1	)p	—		(97.1	)p	—

Net income/(loss)	87.4	¢	47.9	p	(88.9	)p	4.0	p	(84.9	)p	68.3	p	92.4	p	248.5	p

Diluted
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations	77.8	¢	42.6	p	4.0	p	(0.6	)p	3.3	p	22.2	p	25.2	p	18.1	p
Discontinued operations	5.5	¢	3.1	p	4.2	p	4.6	p	8.9	p	45.8	p	66.7	p	228.8	p
Cumulative effect on prior years of adoption of FAS 142	—		—		(97.1	)p	—		(97.1	)p	—		—		—

Net income/(loss)	83.3	¢	45.7	p	(88.9	)p	4.0	p	(84.9	)p	68.0	p	91.9	p	246.9	p

Footnotes on page 10.

Consolidated Balance Sheet Data

	December 31,			September 30,

	2004(2)	2004	2003	2002	2001	2000

	$	£	£	£	£	£
	(in millions)
Amounts in accordance with UK GAAP
Intangible assets	274	142	158	173	174	189
Tangible assets	7,288	3,776	3,951	7,641	7,558	6,683
Investments	191	99	172	218	234	217
Current assets	1,461	757	999	1,022	1,107	1,684
Total assets	9,214	4,774	5,280	9,054	9,073	8,773

Current liabilities(6)	1,955	1,013	1,085	2,273	2,009	1,604
Long-term debt(6)	2,231	1,156	988	631	1,019	1,213
Share capital	1,345	697	739	734	734	745
Shareholders’ funds	3,816	1,977	2,554	5,335	5,153	5,099

Amounts in accordance with US GAAP
Intangible assets	2,644	1,370	1,587	2,702	2,902	2,960
Tangible assets	6,666	3,454	3,916	6,552	6,343	5,130
Investments	197	102	174	189	205	254
Current assets	2,017	1,045	978	983	1,209	1,796
Total assets	11,524	5,971	6,655	10,426	10,659	10,140

Current liabilities(6)	3,926	2,034	1,496	2,109	2,033	1,461
Long-term debt(6)	100	52	523	622	779	1,152
Share capital	1,345	697	739	243	242	246
Shareholders’ equity	5,398	2,797	3,380	6,221	6,381	6,147

(1)	The results for 2002, 2001 and 2000 include 52 weeks (Hotels 12 months). Fiscal 2003 reflects 15 months trading for Hotels, Soft Drinks 64 weeks ended December 20, 2003 and Mitchells and Butlers plc which reflects 28 weeks ended April 12, 2003. For the year 2004, Hotels include 12 months and Soft drinks 53 weeks ended December 25, 2004.

(2)	US dollar amounts have been translated at the Noon Buying Rate on December 31, 2004 of £1.00 = $1.93 solely for convenience.

(3)	Adjusted earnings per share are disclosed in order to show performance undistorted by exceptional items.

(4)	Subsequent to the publication of the Group’s UK Annual Report and Financial Statements, the net income in accordance with US GAAP for the year ended December 31, 2004, reported therein, was determined to be understated in that document by £8 million. Also, the split of net income between continuing operations and discontinued operations as reported therein, has been revised. There was no impact on the UK GAAP results.

(5)	Each American Depositary Share represents one ordinary share.

(6)	Long-term debt under UK GAAP includes amounts supported by long-term credit facilities, which are classified as current liabilities under US GAAP.
     Dividends
      InterContinental Hotels Group PLC paid an interim dividend of 4.3p per share on October 18, 2004 and a special interim dividend of 72.0p per ordinary share on December 17, 2004. The IHG board has proposed a final dividend of 10.0p per share, payable on June 3, 2005, if approved by shareholders at the Annual General

Meeting to be held on June 1, 2005, bringing the total IHG dividend for the year ended December 31, 2004 to 14.3p per share excluding the special interim dividend.
      IHG intends to pursue a progressive dividend policy that is appropriate to the strategies of the Group.
      On May 3, 2005, the Board of IHG announced details of the proposed return of approximately £1 billion to shareholders. In order to implement the proposals, the board is seeking shareholder approval at an Extraordinary General Meeting convened for June 1, 2005 and the sanction of the High Court of England and Wales to introduce a new listed parent company of the Group, New InterContinental Hotels Group PLC (“New IHG”) and to return funds to shareholders by way of a scheme of arrangement (the “Scheme”). Shortly after the Scheme becomes effective, it is proposed to seek a further sanction of the Court to reduce the capital of New IHG. It is intended that, subject to the Scheme becoming effective, New IHG will, with effect from the date of admission to the Official List of the UK Listing Authority, adopt the name ‘InterContinental Hotels Group PLC’.
      If the Scheme is implemented, Shareholders will receive 11 New Ordinary Shares and £1.65 in cash in exchange for every 15 Existing Ordinary Share they currently hold.
      After the reduction of capital, the share capital of New IHG will be reduced, in order to create new distributable reserves of approximately £2.7 billion, by decreasing the nominal amount of each New Ordinary Share issued pursuant to the Scheme from 625 pence to 10 pence.
      Shareholders will still own the same proportion of New IHG, subject to fractional entitlements, after the implementation of the proposals as they held in IHG before the implementation of the proposals. As all ordinary shareholdings in the Company will be consolidated, shareholders’ percentage holdings in the issued share capital of the Company will (save in respect of fractional entitlements) remain unchanged.
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
     Ordinary dividend

	Pence per ordinary share			$ per ADS

	Interim	Final	Total	Interim	Final		Total

Year ended September 30
2000(1)	11.92	27.37	39.29	0.178	0.402		0.580
2001(1)	12.27	28.20	40.47	0.177	0.406		0.583
2002(1)	12.58	29.14	41.72	0.205	0.474		0.679
Period ended December 31, 2003
Six Continents(1)	7.65	—	7.65	0.119	—		0.119
IHG	4.05	9.45	13.50	0.068	0.174		0.242
Year ended December 31, 2004
IHG	4.30	10.00	14.30	0.077	0.191	(2)	0.268

(1)	Restated to reflect an equivalent number of shares in InterContinental Hotels Group PLC.

(2)	The 2004 final dividend has been translated at the Noon Buying Rate on April 25, 2005 of £1.00 = $1.91.

     Special Dividend

	Pence per
	ordinary share	$ per ADS

December 2004	72.00	1.39
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

Exchange Rates
      The following tables show, for the periods and dates indicated, certain information regarding the exchange rate for pounds sterling, based on the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00. The exchange rate on April 25, 2005 was £1.00 = $1.91.

	Month’s	Month’s
	highest	lowest
Month	exchange rate	exchange rate

October 2004	1.84	1.78
November 2004	1.91	1.83
December 2004	1.95	1.91
January 2005	1.91	1.86
February 2005	1.93	1.86
March 2005	1.93	1.87
April 2005 (through April 25, 2005)	1.92	1.87

	Period	Average
	end	rate(1)	High	Low

Year ended September 30
2000	1.48	1.55	1.68	1.40
2001	1.47	1.44	1.50	1.37
2002	1.56	1.48	1.58	1.41
Period ended December 31
2003	1.78	1.63	1.78	1.54
Year ended December 31
2004	1.93	1.84	1.95	1.75

(1)	The average of the Noon Buying Rate on the last day of each full month during the period.
      A significant portion of the Group’s assets, liabilities and revenues are denominated in currencies other than pounds sterling, principally the US dollar and the euro. For a discussion of the impact of exchange rate movements, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

RISK FACTORS
      This section describes some of the risks that could materially affect the Group’s businesses. The factors below should be considered in connection with any financial and forward-looking information in this Form 20-F and the cautionary statements contained on pages 5 and 6.
      The risks below are not the only ones that the Group faces. Some risks are not yet known to IHG and some that IHG does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s businesses, turnover, operating profit, earnings, net assets and liquidity and/or capital resources.
General Risks

The Group is exposed to the risks of political and economic developments
      The Group is exposed to the risks of global and regional adverse political, economic and financial market developments, including recession, inflation and currency fluctuation, that could lower revenues and reduce income. A recession would adversely affect room rates and/or occupancy levels and other income generating activities resulting in deterioration of results of operations and potentially affecting the value of properties in affected economies.
      Further, political or economic factors or regulatory action could effectively prevent the Group from receiving profits from, or from selling its investments in, certain countries, or otherwise adversely affect operations. In addition, fluctuations in currency exchange rates between the UK pound sterling, the currency in which the Group reports its financial statements, and the US dollar and other currencies in which the Group’s international operations or investments do business, could adversely affect the Group’s reported earnings and the value of its business. Fluctuations of this type have been experienced over the last two years with the significant strengthening of the pound against the dollar.

The Group is reliant on the reputation of its brands, the steps it takes to define and enforce brand standards and the protection of its intellectual property rights
      An event that was to materially damage the reputation of one or more of the Group’s brands and/or failure to sustain the appeal of the Group’s brands to its customers could have an adverse impact on the value of that brand and subsequent revenues from that brand or business.
      In addition, the value of the Group’s brands is influenced by a number of other factors including consumer preference and perception, commoditisation (whereby the price/ quality becomes relatively more important than brand identifications), failure by the Hotels business or its franchisees to ensure compliance with the significant regulations applicable to hotel operations, or other factors affecting consumers’ willingness to purchase goods and services, including any factor which adversely affects the reputation of those brands.
      In particular, the extent to which the Hotels business is able to adequately define and enforce adherence to its operating, quality and fire life safety standards, or the significant regulations applicable to hotel operations, pursuant to its management and franchise contracts, may further impact brand reputation or customer perception, and therefore the value of the hotel brands.
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

The Group is dependent upon recruiting and retaining key personnel and developing their skills
      In order to develop, support and market its products, the Group must hire and retain highly skilled employees with particular expertise. The implementation of the Group’s strategic business plans could be undermined by a failure to recruit or retain key personnel, the unexpected loss of key senior employees, failures in the Group’s succession planning and incentive plans, or a failure to invest in the development of key skills. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

The Group is exposed to certain risks in relation to technology and systems
      The Group is exposed to certain risks in relation to technology and systems. To varying degrees the Group is reliant upon certain technologies and systems (including Information Technology systems) for the running of its business, particularly those which are highly integrated with business processes, and disruption to those technologies or systems could adversely effect the efficiency of the business, notwithstanding business continuity or disaster recovery processes.
      The Group may have to make substantial additional investments in new technologies or systems in order to remain competitive.
      Failing to keep pace with developments in technologies or systems may put the Group at a competitive disadvantage. The technologies or systems that the Group chooses may not be commercially successful, or the technology or system strategy may not be sufficiently aligned to the needs of the business or responsive to changes in business strategy. As a result, the Group could lose customers, fail to attract new customers, incur substantial costs or face other losses.
      Additionally, failure to develop an appropriate e-commerce strategy and select the right partners could erode the Group’s market share.
      Further details in relation to the Hotels business are set out below.

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
      Some of the issues which could adversely affect the funding of these defined benefits (and materially affect the Group’s funding obligations) include: (i) poor investment performance of pension fund investments; (ii) long life expectancy (which will make pensions payable for longer and therefore more expensive to provide); (iii) adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company; and (iv) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group’s past contributions were assessed.
      The trustees of the UK defined benefit plans can demand increases to the contribution rates relating to the funding of those pension plans, which would oblige the relevant members of the Group to contribute extra amounts to such pension funds. The trustees must consult the plans’ actuary and principal employer before exercising this power. In practice, contribution rates are agreed between the Group and the trustees on actuarial advice, and are set for three year terms. The last such review was as at March 31, 2004. As at April 25, 2005 (being the latest practicable date prior to the publication of this document), the Directors are not aware of any circumstances that would cause the trustees to deem it necessary to unilaterally increase the contribution rates.
Risks relating to the Hotels business

The Hotels business is exposed to the risks of the hotel industry supply and demand cycle
      The future operating results of the Hotels business could be adversely affected by industry overcapacity (by number of rooms) and weak demand or other differences between planning assumptions and actual operating conditions. Reductions in room rates and occupancy levels would adversely impact the results of operations of the Hotels business.

The Hotels business is exposed to a variety of risks related to identifying, securing and retaining management and franchise agreements
      The Hotels business competes with other hotel companies for management and franchise agreements. Competition may generally reduce the number of suitable management, franchise and investment opportunities offered to the Hotels business, and increase the bargaining power of property owners seeking to engage a manager or become a franchisee. There can be no assurance that the Hotels business will be able to identify, retain or add franchisees to the Hotels business system or to secure management contracts. For example, the availability of suitable sites, planning and other local regulations or the availability of finance may all restrict the supply of suitable hotel development opportunities under franchise or management agreements. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Hotels business. In connection with entering into management or franchise agreements, the Group may be required to make investments in or guarantee the obligations of third parties or guarantee minimum income to third parties. Changes in legislation or regulatory changes may be implemented that have the effect of favouring franchisees relative to brand owners.

The Hotels business is exposed to the risk of events that adversely impact domestic or international travel
      The room rates and occupancy levels of the Hotels business could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, epidemics (such as SARS), travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters resulting in reduced worldwide travel or other local factors impacting individual hotels.
      Terrorist incidents such as the events of September 11, 2001 and the war in Iraq in 2003 significantly affected international travel and consequently global demand for hotel rooms. Further incidents or uncertainties of this type may have an adverse impact on the Group’s operations and financial results. In addition, inadequate preparedness, contingency planning or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently impact the value of the brand or the reputation of the Hotels business.

The Hotels business is reliant upon its proprietary reservation system and is exposed to the risk of failures in the system and increased competition in reservation infrastructure
      The value of the brands of the Hotels business is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservation system, an electronic booking and delivery channel directly linked to travel agents, hotels and internet networks. Inadequate disaster recovery arrangements, or inadequate continued investment in this technology, leading to loss of key communications linkages, particularly in relation to HolidexPlus, internet reservation channels and other key parts of the IT infrastructure for a prolonged period, or permanently, may result in significant business interruption and subsequent impact on revenues.
      The Hotels business is also exposed to the risk of competition from third party intermediaries who provide reservation infrastructure. In particular, any significant increase in the use of these reservation channels in preference to proprietary channels may impact the Hotels business’ ability to control the supply, presentation and price of its room inventory.

The Hotels business may experience a lack of selected acquisition opportunities
      While the strategy of the Hotels business is to extend the hotel network through activities that do not involve significant capital, in some cases the Hotels business may consider it appropriate to acquire new land or locations for the development of new hotels. If the availability of suitable sites becomes limited, this could adversely affect its results of operations.

The Hotels business may be unable to make disposals of hotel assets
      The Hotels business has embarked upon a strategy of asset disposals and, although it has made significant progress, there can be no assurance that the Hotels business will be able to complete any such further selected disposals on commercially reasonable terms, within optimal timescales, or at all.

The Hotels business is exposed to the risk of litigation
      The Hotels business could be at risk of litigation from its guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of hotels managed by it for breach of its contractual or other duties. Claims filed in the United States may include requests for punitive damages as well as compensatory damages.
      Exposure to litigation may affect the reputation of the Hotels business even though the monetary consequences are not significant.
Risks relating to the Britvic business

The Britvic business is exposed to risks related to possible product contamination
      The Britvic business, like all beverage producers, has been and will continue to be vulnerable to accidental or malicious contamination of its products or base raw materials. Any such contamination could result in recall of the products of the Britvic business, the Britvic business being unable to sell its products, damage to brand image and/or civil or criminal liability, which could have a material adverse effect on the operations and financial performance of the Britvic business.

The Britvic business is reliant upon certain suppliers
      Britvic is reliant upon fruit juice concentrates, sugar and other fruit juice raw materials as necessary ingredients for many of its products, as well as packaging and containers such as cans and Polyethylene Terephthalate (PET) bottles. In the event that the Britvic business is unable to obtain an adequate supply of appropriate raw materials or packaging or fails to negotiate the purchase of these materials on a reasonable commercial basis, this could have a significant adverse impact on the financial operations of the Britvic business.

The Britvic business is exposed to significant competition
      The Britvic business operates in a highly competitive market sector in which large competitors are active.
      A change in the level of marketing undertaken by competitors or in their pricing policies, the growth or strengthening of existing retailers of beverage products, the introduction of new competing brands or products or increased purchasing power pressure from customers could have a material adverse effect on the operations and financial performance of the Britvic business. Conversely, competition law may regulate the ability of the Britvic business to participate in industry consolidation at a strategic level.

Adverse weather conditions could reduce demand for Britvic’s products
      Demand for the Britvic business’ products may be affected by weather conditions, especially in the summer months, when unseasonably cool or wet weather can affect sales volumes and therefore the results of the Britvic business’ operations for the year.

ITEM 4.	INFORMATION ON THE COMPANY
SUMMARY
     Group Overview
      The principal activities of the Group are in hotels and resorts, with worldwide interests through franchising, management, ownership and leasing, and in the manufacture and distribution of soft drinks in the United Kingdom.
      On April 25, 2005, InterContinental Hotels Group PLC had a market capitalization of £3.9 billion, and was included in the list of FTSE 100 companies, a list of the 100 largest companies by market capitalization on the London Stock exchange. Following the Separation in April 2003, InterContinental Hotels Group PLC became the holding company for the Group of which Six Continents PLC is the principal subsidiary company. Six Continents PLC was formed in 1967.
      The Company’s corporate headquarters are in the United Kingdom, and the registered address is:
      InterContinental Hotels Group PLC
      67 Alma Road
      Windsor
      Berkshire SL4 3HD
      Tel: +44 (0) 1753 410100
      Internet address: www.ihgplc.com
      InterContinental Hotels Group PLC was incorporated in Great Britain on October 2, 2002 and registered in, and operates under, the laws of England and Wales. Operations undertaken in countries other than England and Wales are under the laws of those countries in which they reside.

Group History and Recent Developments
      The Group, formerly known as Bass and, more recently, Six Continents, was historically a conglomerate operating as, among other things, a brewer, soft drinks manufacturer, hotelier, leisure operator, and restaurant, pub and bar owner. In the last several years, the Group underwent a major transformation in its operations and organization, as a result of the Separation and a number of significant disposals during this period, narrowing the scope of its business.
      On April 15, 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new listed groups, InterContinental Hotels Group PLC comprising the Hotels and Soft Drinks businesses and Mitchells & Butlers plc comprising the Retail and Standard Commercial Property Developments businesses.

Acquisitions and Dispositions
      Since the Separation, the Group has sold or announced the sale of 121 hotels with proceeds of approximately £1.75 billion and as of April 25, 2004 the Group had on the market a further 25 hotels including 10 hotels in Australia, New Zealand and Fiji announced on April 4, 2005. The following are the more significant portfolio transactions:
      On July 1, 2003, the Group completed the sale of a 16 property Staybridge Suites portfolio to Hospitality Properties Trust (“HPT”) for $185 million. The Group entered into a contract with HPT for the ongoing management of these hotels. In September 2003, HPT converted 14 other suite hotels to the Staybridge Suites brand under IHG management.

      In October 2003, the Group announced the acquisition of the Candlewood Suites brand in the United States from Candlewood Hotel Corporation for a consideration of $15 million and an agreement to enter into a management contract with HPT to manage 76 Candlewood Suites properties. The transaction completed on December 31, 2003.
      On December 17, 2004, the Group announced the sale of 13 hotels, in the United States, Puerto Rico and Canada, to HPT. The total consideration payable by HPT for the sales amounted to $425 million, before transaction costs, equivalent to net book value, of which $395 million was received upon the main completion of the sale on February 16, 2005, with the remaining $30 million to be received upon the completion of the sale of the InterContinental hotel in Austin, expected to be on or around June 1, 2005. The Group will continue to manage the hotels (other than the InterContinental in Puerto Rico) under a 25 year management contract with HPT. The Group has two consecutive options to extend the contracts for 15 years each, giving a total potential contract length of up to 55 years. The InterContinental in Puerto Rico has been leased back to the Group under a 25 year lease with two consecutive options to extend the lease for 15 years each, giving a total potential lease length of up to 55 years.
      On February 28, 2005, the Group announced the acquisition by Strategic Hotel Capital, Inc. (“SHC”) of 85% interests in two hotels in the United States. IHG received approximately $287 million in cash before transaction costs, based upon a total value for both hotels of $303.5 million, $12 million in excess of net book value. This transaction completed on April 1, 2005. IHG will continue to manage these hotels under a 20 year management contract with three options to extend for a further 10 years each.
      On March 10, 2005, the Group announced the sale of 73 hotels in the United Kingdom to LGR Acquisition, a consortium comprising Lehman Brothers Real Estate Partners, GIC Real Estate and Realstar Asset Management. The agreed sale price was £1 billion, £22 million below net book value, and a provision for loss on disposal of operations has been included in the financial statements. Receipt of £40 million of the total proceeds will be deferred, contingent upon certain pre-agreed performance targets being reached. This transaction is expected to complete in the second quarter of 2005 and is conditional upon obtaining European Commission clearance. The Group will continue to manage 63 of these hotels under a 20 year management contract with two consecutive options to extend the contract for a further five years each. The remaining ten hotels will be under a temporary management agreement with the Group.

Return of Funds
      In March 2004 IHG announced an on-market share repurchase program for £250 million. By December 20, 2004 the program was completed with, in total, 45.6 million shares repurchased at an average price of 548 pence per share.
      In September 2004 IHG announced a further £750 million return of funds to shareholders. This comprised a proposed special dividend of approximately £500 million and a further £250 million share repurchase program. On December 17, 2004 £501 million was returned to shareholders by way of a special dividend of 72.0 pence per share. This special dividend was accompanied by a consolidation of the Company’s ordinary share capital on the basis of 25 new ordinary shares for every 28 existing ordinary shares effective from December 13, 2004. The further £250 million share repurchase program commenced on December 20, 2004 and by December 31, 2004 a further 0.8 million shares had been repurchased at an average price per share of 651 pence (total £5 million). By April 25, 2005, a total of 20,259,275 shares had been repurchased under the second repurchase program at an average price per share of 632 pence per share (approximately £128 million). This program is planned for completion in 2005.
      Information relating to the purchases of equity securities can be found in Item 16E.
      Following the announcement in March 2005 of the sale of 73 hotels in the United Kingdom, and subject (among other things) to the completion of the sale of the 73 hotels, IHG intends to return a further £1 billion to shareholders. This will require a capital restructuring to enable the release of funds arising from the receipt of disposal proceeds. Subject to receipt of shareholder approval, completion of disposal transactions and there being no material adverse change in market conditions, it is planned to complete the restructuring by the end of June 2005 and to return funds to shareholders as soon as practicable thereafter.

Hotels
      Hotels owns a number of hotel brands including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express (or Express by Holiday Inn outside of the Americas) (“Express”), Staybridge Suites and Candlewood Suites, which at December 31, 2004 comprised 3,540 franchised, managed, owned or leased hotels with approximately 534,000 guest rooms in nearly 100 countries and territories.

Soft Drinks
      IHG retains an interest in, manages and controls Britvic, one of the two leading manufacturers of soft drinks by value and volume in Great Britain. Britvic owns an extensive portfolio of soft drinks brands that include Tango and Robinsons. It also has the exclusive right to bottle and distribute the Pepsi and 7 UP brands in Great Britain until 2018. The Group, and other shareholders in the Britvic business (Allied Domecq, Whitbread and PepsiCo) have agreed, subject to market and other conditions being satisfied, to consider an initial public offering of Britvic between January 1, 2005 and December 31, 2008.
SEGMENTAL INFORMATION
     Geographic Segmentation
      The following table shows turnover and operating profit in pounds sterling by geographical area and the percentage of each geographical area, for the following periods: year ended December 31, 2004, 15 months ended December 31, 2003 including unaudited information for the three months ended December 31, 2002 and 12 months ended December 31, 2003, and the year ended September 30, 2002.

		Three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

			(£ million)
Turnover(1)(3)
United Kingdom	1,126	598	1,533	2,131	2,491
Rest of Europe, the Middle East and Africa	419	95	411	506	411
United States	423	117	454	571	476
Rest of Americas	102	27	100	127	108
Asia Pacific	134	34	114	148	129

Total	2,204	871	2,612	3,483	3,615

Operating profit before exceptional items(1)(2)
United Kingdom	118	70	197	267	397
Rest of Europe, the Middle East and Africa	57	8	30	38	60
United States	105	17	107	124	114
Rest of Americas	30	7	26	33	26
Asia Pacific	21	10	11	21	21

Total	331	112	371	483	618

Footnotes on page 20.

		Three months	12 months	15 months	Year
	Year ended	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	%
Turnover
United Kingdom	51.1	68.7	58.7	61.2	68.9
Rest of Europe, the Middle East and Africa	19.0	10.9	15.7	14.6	11.4
United States	19.2	13.4	17.4	16.4	13.2
Rest of Americas	4.6	3.1	3.8	3.6	3.0
Asia Pacific	6.1	3.9	4.4	4.2	3.5

Total	100.0	100.0	100.0	100.0	100.0

Operating profit before exceptional items
United Kingdom	35.7	62.5	53.1	55.3	64.2
Rest of Europe, the Middle East and Africa	17.2	7.1	8.1	7.9	9.7
United States	31.7	15.2	28.8	25.7	18.5
Rest of Americas	9.1	6.3	7.0	6.8	4.2
Asia Pacific	6.3	8.9	3.0	4.3	3.4

Total	100.0	100.0	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rates are 2004: £1 = $1.82; (2003: £1 = $1.62 and 2002: £1 = $1.48).

(2)	Operating profit before exceptional items does not include operating and non-operating exceptional items for all periods presented. Operating exceptional items (charge unless otherwise noted) by region are United Kingdom (2004: £10 million; 2003: 15 months £17 million, 12 months £17 million, three months £nil million; 2002: £24 million), Rest of Europe, the Middle East and Africa (2004: £11 million; 2003 15 months £24 million, 12 months £24 million, three months £nil million; 2002: £nil million), the United States (2004: credit of £6 million; 2003 15 months £9 million, 12 months £9 million, three months £nil million; 2002: £39 million) and Asia Pacific (2004: £4 million; 2003: 15 months £1 million, 12 months £1 million, three months £nil million; 2002: £14 million).

(3)	Amounts are reported by origin. See Note 2 of Notes to the Financial Statements for details by destination, for which the amounts are not significantly different.

Activity Segmentation
      The following table shows turnover and operating profit by activity and the percentage contribution of each activity for the following periods: year ended December 31, 2004, 15 months ended December 31, 2003 including unaudited information for the three months ended December 31, 2002 and 12 months ended December 31, 2003, and the year ended September 30, 2002.

		Three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	(£ million)
Turnover(1)
Americas	495	136	525	661	570
EMEA	829	203	807	1,010	794
Asia Pacific	134	34	114	148	128
Central(3)	40	10	41	51	40

Hotels	1,498	383	1,487	1,870	1,532
Soft Drinks	706	146	674	820	602

Continuing operations	2,204	529	2,161	2,690	2,134
Discontinued operations	—	342	451	793	1,481

Total	2,204	871	2,612	3,483	3,615

Operating profit before exceptional items(1)(2)
Americas	163	34	161	195	173
EMEA	119	22	92	114	125
Asia Pacific	21	10	12	22	23
Central (3)	(52)	(18)	(62)	(80)	(55)

Hotels	251	48	203	251	266
Soft Drinks	80	12	83	95	63

Continuing operations	331	60	286	346	329
Discontinued operations	—	52	85	137	289

Total	331	112	371	483	618

Footnotes on page 22.

		Three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	(%)
Turnover
Americas	22.5	25.7	24.3	24.6	26.7
EMEA	37.6	38.4	37.3	37.5	37.2
Asia Pacific	6.1	6.4	5.3	5.5	6.0
Central (3)	1.8	1.9	1.9	1.9	1.9

Hotels	68.0	72.4	68.8	69.5	71.8
Soft Drinks	32.0	27.6	31.2	30.5	28.2

Continuing operations	100.0	100.0	100.0	100.0	100.0

Operating profit before exceptional items
Hotels
Americas	49.2	56.6	56.3	56.3	52.6
EMEA	36.0	36.7	32.2	32.9	38.0
Asia Pacific	6.3	16.7	4.2	6.4	7.0
Central (3)	(15.7)	(30.0)	(21.7)	(23.1)	(16.7)

Hotels	75.8	80.0	71.0	72.5	80.9
Soft Drinks	24.2	20.0	29.0	27.5	19.1

Continuing operations	100.0	100.0	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rates are 2004: £1 = $1.82; (2003: £1 = $1.62 and 2002: £1 = $1.48).

(2)	Operating profit before exceptional items does not include operating and non-operating exceptional items for all periods presented. Operating exceptional items by business segment are the Americas (2004: £14 million; 2003: 15 months £9 million, 12 months £9 million, three months £nil million; 2002: £39 million), EMEA (2004: £19 million; 2003: 15 months £41 million, 12 months £41 million, three months £nil million; 2002: £24 million), and Asia Pacific (2004: £4 million; 2003: 15 months £1 million, 12 months £1 million, three months £nil million; 2002: £14 million).

(3)	Central relates to global functions. Turnover relates to Holidex fee income.

HOTELS

Overview
      InterContinental Hotels Group is an international hotel business which owns a portfolio of well-recognized and respected hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express (Express by Holiday Inn outside the Americas), Staybridge Suites and Candlewood Suites, with 3,540 franchised, managed, owned and leased hotels and approximately 534,000 guest rooms across nearly 100 countries and territories as at December 31, 2004. Approximately 93% of the Group’s rooms are operated under managed and franchised models.
     Strategy
      The Group’s objective under its strategy is to become the world’s leading hotel brand owner, using its proven track record in hotel management and franchising to grow its portfolio of hospitality brands predominantly under a managed and franchised model. This has involved the disposal to date of a large part of the owned and leased estate (by net book value), a process which is currently ongoing. Key to the implementation of this strategy are the following priorities:

•	to strengthen the core business through focus on brand differentiation and system delivery;

•	to grow the managed and franchised fee income business in key markets;

•	to develop the organisation and its people;

•	to continue the asset disposal program; and

•	to return funds to shareholders.

     Segmental Results
      The following table shows turnover and operating profit in pounds sterling of IHG Hotels business by activity and the percentage contribution of each activity for the following periods: year ended December 31, 2004, 15 months ended December 31, 2003 including unaudited information for the three months ended December 31, 2002 and 12 months ended December 31, 2003, and the year ended September 30, 2002. The proportions of turnover and operating profit attributable to owned and leased, managed and franchised hotels will change in 2005 to reflect the pending completion of hotel sales.

		Three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	(£ million)
Turnover by activity(1)(2)
Americas
Owned and leased	269	80	296	376	314
Managed	30	8	28	36	38
Franchised	196	48	201	249	218

	495	136	525	661	570
EMEA
Owned and leased	759	187	746	933	736
Managed	43	10	38	48	36
Franchised	27	6	23	29	22

	829	203	807	1,010	794
Asia
Owned and leased	110	28	95	123	103
Managed	21	5	15	20	20
Franchised	3	1	4	5	5

	134	34	114	148	128
Central(4)	40	10	41	51	40

Total	1,498	383	1,487	1,870	1,532

Operating profit before exceptional items by activity(1)(3)
Americas
Owned and leased	22	3	20	23	24
Managed	6	1	4	5	10
Franchised	167	41	172	213	177
Regional overheads	(32)	(11)	(35)	(46)	(38)

	163	34	161	195	173
EMEA
Owned and leased	97	20	77	97	124
Managed	24	5	19	24	20
Franchised	21	5	18	23	11
Regional overheads	(23)	(8)	(22)	(30)	(30)

	119	22	92	114	125
Asia Pacific
Owned and leased	16	7	11	18	15
Managed	14	6	8	14	14
Franchised	2	—	4	4	5
Regional overheads	(11)	(3)	(11)	(14)	(11)

	21	10	12	22	23
Central(4)	(52)	(18)	(62)	(80)	(55)

Total	251	48	203	251	266

Footnotes on page 25.

		Three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	(%)
Turnover
Americas
Owned and leased	18.0	20.9	19.9	20.1	20.5
Managed	2.0	2.1	1.9	1.9	2.5
Franchised	13.1	12.5	13.5	13.3	14.2

	33.1	35.5	35.3	35.3	37.2
EMEA
Owned and leased	50.7	48.8	50.1	49.8	48.2
Managed	2.9	2.6	2.6	2.6	2.3
Franchised	1.8	1.6	1.5	1.6	1.4

	55.4	53.0	54.2	54.0	51.9
Asia Pacific
Owned and leased	7.3	7.3	6.4	6.6	6.7
Managed	1.4	1.3	1.0	1.1	1.3
Franchised	0.2	0.3	0.3	0.3	0.3

	8.9	8.9	7.7	8.0	8.3
Central (4)	2.6	2.6	2.8	2.7	2.6

Total	100.0	100.0	100.0	100.0	100.0

Operating profit before exceptional items
Americas
Owned and leased	8.8	6.3	9.9	9.2	9.0
Managed	2.4	2.1	2.0	2.0	3.8
Franchised	66.5	85.4	84.5	84.8	66.6
Regional overheads	(12.7)	(22.9)	(17.2)	(18.3)	(14.3)

	65.0	70.9	79.2	77.7	65.1
EMEA
Owned and leased	38.6	41.7	37.9	38.6	46.6
Managed	9.6	10.4	9.4	9.6	7.5
Franchised	8.4	10.4	8.9	9.2	4.1
Regional overheads	(9.2)	(16.7)	(10.8)	(12.0)	(11.3)

	47.4	45.8	45.4	45.4	46.9
Asia Pacific
Owned and leased	6.4	14.6	5.4	7.2	5.6
Managed	5.6	12.5	3.9	5.6	5.3
Franchised	0.8	—	2.0	1.6	1.9
Regional overheads	(4.4)	(6.3)	(5.4)	(5.6)	(4.1)

	8.4	20.8	5.9	8.8	8.7
Central (4)	(20.8)	(37.5)	(30.5)	(31.9)	(20.7)

Total	100.0	100.0	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rates are 2004: £1 = $1.82; (2003: £1 = $1.62 and 2002: £1 = $1.48).

(2)	Amounts are reported by origin.

(3)	Operating profit before exceptional items excludes profits/(losses) on sale of fixed assets and operations and other exceptional items.

(4)	Central relates to global functions. Turnover relates to Holidex fee income.

     The following table shows turnover and operating profit in US dollars of the IHG Hotels business by activity and the percentage contribution of each activity for the following periods: year ended December 31, 2004, 15 months ended December 31, 2003 including unaudited information for the three months ended December 31, 2002 and 12 months ended December 31, 2003, and the year ended September 30, 2002.

		Three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	($ million)
Turnover(1)
Americas
Owned and leased	490	127	481	608	463
Managed	55	12	46	58	57
Franchised	357	75	327	402	322

	902	214	854	1,068	842
EMEA
Owned and leased	1,383	290	1,213	1,503	1,088
Managed	78	15	62	77	53
Franchised	50	9	37	46	36

	1,511	314	1,312	1,626	1,177
Asia Pacific
Owned and leased	201	44	154	198	152
Managed	38	8	26	34	29
Franchised	5	2	5	7	5

	244	54	185	239	186
Central(3)	74	16	66	82	57

Total	2,731	598	2,417	3,015	2,262

Operating profit before exceptional items(2)
Americas
Owned and leased	39	6	32	38	36
Managed	12	2	7	9	15
Franchised	304	63	279	342	262
Regional overheads	(59)	(18)	(56)	(74)	(56)

	296	53	262	315	257
EMEA
Owned and leased	177	31	125	156	184
Managed	43	8	31	39	29
Franchised	38	7	29	36	17
Regional overheads	(42)	(12)	(36)	(48)	(43)

	216	34	149	183	187
Asia Pacific
Owned and leased	31	9	18	27	24
Managed	25	10	15	25	19
Franchised	3	1	4	5	5
Regional overheads	(20)	(4)	(18)	(22)	(16)

	39	16	19	35	32
Central(3)	(93)	(28)	(100)	(128)	(82)

Total	458	75	330	405	394

Footnotes on page 27.

		Three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	(%)
Turnover
Americas
Owned and leased	17.9	21.2	19.9	20.2	20.5
Managed	2.0	2.0	1.9	1.9	2.5
Franchised	13.1	12.5	13.5	13.3	14.2

	33.0	35.7	35.3	35.4	37.2
EMEA
Owned and leased	50.6	48.6	50.2	49.9	48.1
Managed	2.9	2.5	2.6	2.6	2.3
Franchised	1.8	1.5	1.5	1.5	1.6

	55.3	52.6	54.3	54.0	52.0
Asia Pacific
Owned and leased	7.4	7.4	6.4	6.6	6.7
Managed	1.4	1.3	1.1	1.1	1.3
Franchised	0.2	0.3	0.2	0.2	0.2

	9.0	9.0	7.7	7.9	8.2
Central (3)	2.7	2.7	2.7	2.7	2.6

Total	100.0	100.0	100.0	100.0	100.0

Operating profit before exceptional items
Americas
Owned and leased	8.5	8.0	9.7	9.4	9.1
Managed	2.6	2.7	2.1	2.2	3.8
Franchised	66.4	84.0	84.5	84.4	66.5
Regional overheads	(12.9)	(24.0)	(17.0)	(18.3)	(14.2)

	64.6	70.7	79.3	77.7	65.2
EMEA
Owned and leased	38.6	41.3	37.9	38.5	46.7
Managed	9.4	10.7	9.4	9.6	7.4
Franchised	8.3	9.3	8.8	8.9	4.3
Regional overheads	(9.2)	(16.0)	(10.9)	(11.9)	(10.9)

	47.1	45.3	45.2	45.1	47.5
Asia
Owned and leased	6.7	12.0	5.5	6.7	6.1
Managed	5.5	13.3	4.6	6.2	4.8
Franchised	0.7	1.3	1.2	1.2	1.3
Regional overheads	(4.4)	(5.3)	(5.5)	(5.4)	(4.1)

	8.5	21.3	5.8	8.7	8.1
Central (3)	(20.2)	(37.3)	(30.3)	(31.5)	(20.8)

Total	100.0	100.0	100.0	100.0	100.0

(1)	Amounts are reported by origin.

(2)	Operating profit before exceptional items excludes profits/ (losses) on sale of fixed assets and operations and other exceptional items.

(3)	Central relates to global functions. Turnover relates to Holidex fee income.

     Operations

Ownership/ Management Model
      The Group currently operates its hotels business through three distinct business models which offer different growth, return, risk and reward opportunities. The models are summarized as follows:
franchised, where Group companies neither own nor manage the hotel, but license the use of a Group brand and provide access to reservation systems, loyalty schemes, and know-how. The Group derives revenues from a brand royalty or licensing fee, based on a percentage of room revenue. At the end of 2004, 396,829 (74%) of the Group’s rooms were franchised, with 86% of rooms in the Americas operating under this model.
managed, where in addition to licensing the use of a Group brand, a Group company manages the hotel for third party owners. The Group derives revenues from base and incentive management fees, and provides the system infrastructure necessary for the hotel to operate. Management contract fees are linked to total hotel revenue and may have an additional incentive fee linked to profitability and/or cash flow. The terms of these agreements vary, but are often long term (for example, 10 years or more). The Group company’s responsibilities under the management agreement typically include hiring, training and supervising the managers and employees that operate the hotels under the relevant brand standards. The Group company prepares annual budgets for the hotels that it manages, and the property owners are responsible for funding periodic maintenance and repair on a basis to be allocated by the Group company. In order to gain access to central reservation systems, global and regional brand marketing and brand standards and procedures the owners are typically required to make a further contribution. In certain cases, property owners may require performance targets, with consequences for management fees and sometimes the contract itself (including on occasion, the right of termination) if those targets are not met. At the end of 2004, 98,953 (19%) of the Group’s rooms were operated under management contracts.
owned and leased, where a Group company both owns (or leases) and operates the hotel and, in the case of ownership, takes all the benefits and risks associated with ownership. The Group has been selling a significant proportion of its owned and leased portfolio and in future expects to only own hotels where it is considered strategically important to do so. Rooms owned or leased by the Group at the end of 2004 totaled 38,420, representing 7% of the Group’s rooms.
      In addition, the Group also makes equity investments in hotel ownership entities, where its equity investment is less than 100% and it participates in a share of the benefits and risks of ownership. A management contract is generally entered into as well as the equity investment.
      The following table shows the number of hotels and rooms owned, managed or franchised by IHG at December 31, 2004, December 31, 2003 and September 30, 2002.

			Management
			contracts and joint
	Owned or leased		ventures		Franchised		Total

	No. of	No. of	No. of	No. of	No. of	No. of	No. of	No. of
	hotels	rooms	hotels	rooms	hotels	rooms	hotels	rooms

2004	166	38,420	403	98,953	2,971	396,829	3,540	534,202
2003	171	39,459	423	103,440	2,926	393,419	3,520	536,318
2002	190	42,642	314	86,761	2,821	386,122	3,325	515,525
      The Group sets quality and service standards for all of its hotel brands (including those operated under management contract or franchise arrangements) and operates a customer satisfaction and hotel quality measurement system to ensure those standards are met or exceeded. The quality measurement system includes an assessment of both physical property and customer service standards.

Global System
      The Group uses a global revenue delivery system for reservations, e-commerce, IT, internet and its loyalty scheme (Priority Club Rewards) which is paid for by assessments from each hotel in the Group. The elements of the global system include:
      Priority Club Rewards: The Group operates the largest loyalty program in the hotel industry, with 23.7 million members at December 31, 2004, a growth of about 23% over the previous year. It has alliances with 35 airlines which enable members to collect frequent flyer miles. IHG also has alliances with external partners such as car hire companies and credit card companies, which provide exposure and access to IHG’s system. In 2004, Priority Club Rewards launched a Japanese language website adding to the already available English, Chinese, French, German and Spanish website versions. Revenue generated from Priority Club Rewards members was 18% higher than in 2003 and represented 30% of total IHG system room revenue.
      Central Reservation System Technology: The Group operates the HolidexPlus and Holidex central reservation systems. The HolidexPlus and Holidex systems receive reservation requests entered on terminals located at most of its reservation centers, as well as from global distribution systems operated by a number of major corporations and travel agents. Where local hotel systems allow, the HolidexPlus and the Holidex systems immediately confirm reservations or indicate alternative accommodation available within IHG’s network. Confirmations are transmitted electronically to the hotel for which the reservation is made.
      Reservation Call Centers: The Group operates 13 reservation centers around the world which enable it to sell in local languages in many countries and offer a high quality service to customers.
      Internet: The Group introduced electronic hotel reservations in 1995. The Internet continues to be an important communications, branding and distribution channel for the Group’s sales. During fiscal 2004, internet channel bookings represented $1.4 billion of IHG system room revenue, an increased revenue growth of 44% over 2003. Approximately 13% of total IHG system room revenue is sold via the internet through various branded websites, such as www.intercontinental.com and www.holiday-inn.com, as well as certified third parties. IHG made progress in 2004 in establishing standards for working with third-party intermediaries — on-line travel distributors — who sell or re-sell IHG hotel rooms via their internet sites. Under the standards, certified distributors are required to respect IHG’s trademarks, ensure reservations are guaranteed through an automated and common confirmation process, and clearly present fees to customers. By the end of 2004, IHG had certified over 200 third party distributors including Travelocity, Travelocity Business, and Priceline. About 80% of IHG system room revenue booked on the web is now booked directly through the Group’s own brand sites.
      The Group estimates that, during 2004, these reservation systems (which include company reservation centers, global distribution systems and internet reservations) delivered around 38% of IHG system room revenue.

Sales and Marketing
      IHG targets its sales and marketing expenditure in each region on driving revenue and brand awareness or, in the case of sales investments, targeting segments such as corporate accounts, travel agencies and meeting organizers. The majority of IHG’s sales and marketing expenditure is funded by contractual fees paid by most hotels in the system and totaled over $400 million in 2004.
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

Global Brands

Brands Overview
      The Group’s portfolio includes six established and diverse brands and one new brand (Hotel Indigo). These brands cover several market segments and in the case of InterContinental, Crowne Plaza, Holiday Inn and Express, operate internationally. Staybridge Suites operates in the Americas and has recently been launched in the United Kingdom. Candlewood Suites operates exclusively in the United States.

	December 31, 2004

Brands	Room numbers	Hotels

InterContinental	44,516	132
Crowne Plaza	61,627	215
Holiday Inn	278,787	1,484
Express	126,035	1,512
Staybridge Suites	9,189	79
Candlewood Suites	12,407	109
Other(1)	1,641	9

Total	534,202	3,540

(1)	Other comprises one Hotel Indigo, seven other branded hotels under management and one under franchise.

InterContinental

	Americas	Americas	EMEA	EMEA
	total	O & L	total	O & L	Asia Pacific

Average room rate $(1)	129.83	168.66	154.12	211.21	137.63
Room numbers(2)	15,088	4,489	20,292	4,483	9,136

(1)	For the year ended December 31, 2004; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable hotels.

(2)	As at December 31, 2004.
      InterContinental is IHG’s global premium hotel brand. The brand is targeted at both business and leisure guests. InterContinental hotels are generally situated in prime locations in major cities and key resorts around the world. There were 132 InterContinental hotels in more than 60 countries and territories which represented 8% of all of IHG hotel rooms as at December 31, 2004.
      InterContinental hotels are principally owned, leased or managed by the Group. The brand is one of the top international premium hotel brands based on room numbers and has more than 50 years of heritage in the segment. IHG’s competition includes international luxury chains (for example Four Seasons and Ritz Carlton) and upper upscale chains (for example, Marriott, Hilton, Hyatt and Westin).
      During 2004, four new InterContinental hotels were added to the portfolio, Buckhead, Atlanta (United States), Cairo (Egypt), Makkah (Saudi Arabia) and Kigali (Rwanda). After dispositions there was a net loss of three in the total number of InterContinental hotels. The Group expects to open an InterContinental hotel in Boston in 2006, along with other properties in Beijing and Seattle.

Crowne Plaza

	Americas	Americas	EMEA	EMEA
	total	O & L	total	O & L	Asia Pacific

Average room rate $(1)	96.24	107.73	118.48	122.29	81.07
Room numbers(2)	33,645	2,284	15,747	3,879	12,235

(1)	For the year ended December 31, 2004; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable hotels.

(2)	As at December 31, 2004.
      Crowne Plaza is IHG’s global upscale hotel brand which had grown to 215 hotels worldwide by December 31, 2004. The brand is targeted at the business guest, with a particular focus on meetings and related services. The upscale Crowne Plaza hotels provide the high level of comfort, amenities, services, facilities and meeting space expected of a full service hotel. Crowne Plaza represented 12% of IHG Hotels’ hotel rooms as at December 31, 2004.
      Nearly 60% of the upscale Crowne Plaza hotels and resorts are franchised hotels. As at December 31, 2004, 54% of Crowne Plaza brand properties were in the Americas. The key competitors in this segment include Sheraton, Marriott, Hilton, Double-Tree, Wyndham and Radisson.
      During 2004, 15 Crowne Plaza hotels were added to the portfolio while two left the portfolio, resulting in a net increase of 13 hotels.

Holiday Inn

	Americas	Americas	EMEA	EMEA
	total	O&L	total	O&L	Asia Pacific

Average room rate $(1)	79.85	78.56	95.49	111.89	63.22
Room numbers(2)	205,500	2,577	53,568	15,735	19,719

(1)	For the year ended December 31, 2004; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable hotels.

(2)	As at December 31, 2004.
      Holiday Inn is IHG’s midscale full service brand. Holiday Inn International was acquired in 1988 with the remaining North American business of Holiday Inn being acquired in 1990. The Holiday Inn brand is targeted at the mid-market guest and is the Group’s largest global hotel brand based on room numbers. IHG seeks to offer, through its Holiday Inn brand, good value for money with appropriate standards of products and services.
      There were 1,484 Holiday Inn hotels located in more than 70 countries and territories which represented 52% of all IHG’s hotel rooms as at December 31, 2004. The brand is predominantly franchised. As at December 31, 2004, 72% of the Holiday Inn branded hotels were located in the Americas.
      During 2004, the Group sold the following hotels in individual transactions: in the United States, the Holiday Inn South Bend Indiana, in the United Kingdom, the Holiday Inn Sheffield West, the Holiday Inn Teesside, Holiday Inn Crawley and the Holiday Inn Preston and in Australia, the Holiday Inn Newcastle and the Holiday Inn Adelaide. These sales were part of the 86 hotels that left the portfolio, which also included a number of removals due to IHG initiated action against non-performing owners or poor quality hotels. With 41 hotels added to the portfolio, the net movement during 2004 was a decrease of 45 hotels.

Express

	Americas	EMEA	EMEA
	total	total	O&L	Asia Pacific

Average room rate $(1)	75.53	89.83	75.15	61.72
Room numbers(2)	109,882	15,921	1,473	232

(1)	For the year ended December 31, 2004; quoted at constant US$ conversion rate. Owned and leased average room rate is for comparable hotels.

(2)	As at December 31, 2004.
      Express is the Group’s midscale limited service hotel brand. IHG recognized the need for a brand in this category in the early 1990s and subsequently developed Express to extend the reach of the Holiday Inn brand and enter the midscale limited service market. The brand has grown rapidly and aims to provide the room quality of midscale hotels without the associated full range of facilities. The brand is targeted at the value-conscious guest.
      There were 1,512 Express hotels worldwide, which represented 24% of IHG’s hotel rooms as at December 31, 2004. Express is one of the largest brands in the US midscale limited service sector based on room numbers, and approximately 90% of the Express branded rooms are located in the Americas. Express hotels are almost entirely franchised. Express also has a solid and growing brand presence in the UK market where it faces competition from a variety of local market brands and independent hotels.
      During 2004, 114 new Holiday Inn Express hotels were added to the portfolio, while 57 hotels were removed from the portfolio, resulting in a net gain of 57 hotels. A further 200 franchise agreements were signed adding to the system pipeline.

Staybridge Suites

Americas
total

Average room rate $(1)	87.20
Room numbers(2)	9,189

(1)	For the year ended December 31, 2004; quoted at constant US$ exchange rate.

(2)	As at December 31, 2004.
      Staybridge Suites is IHG’s organically developed extended stay brand and offers self-catering services and amenities designed specifically for those on extended travel. The rooms offer more space than the typical hotel room, offering studios and one and two bedroom suites, with cooking facilities available in each suite. As at December 31, 2004, there were 79 Staybridge Suites hotels, all of which are presently located in the Americas, which represented 2% of all IHG’s hotel rooms. The first Staybridge Suites hotel was opened in 1998, with the seventy fifth Staybridge Suites hotel following in June 2004, demonstrating the fastest roll out of 75 properties in the extended stay segment, and making Staybridge Suites one of the fastest growing brands in its segment. Staybridge Suites operations are divided approximately equally between franchised and managed models. The primary competitors include Residence Inn, Homewood, Summerfield and Hawthorne.
      During 2004, eight hotels were added to the portfolio with no removals.
      On April 6, 2005 the Group announced the launch of Staybridge Suites in the United Kingdom. The first two hotels are expected to open in late 2006.

Candlewood Suites

Total

Average room rate $(1)	58.06
Room numbers(2)	12,407

(1)	For the year ended December 31, 2004; quoted at constant US$ exchange rate.

(2)	As at December 31, 2004.
      The Candlewood Suites brand was acquired on December 31, 2003. Candlewood Suites is an extended stay brand which complements Staybridge Suites’ positioning. Candlewood Suites is an established brand of purpose built hotels with 109 properties on average approximately five years old. The major owner of Candlewood Suites properties is HPT and the Group manages all 76 of HPT’s Candlewood properties under a 20 year agreement. At the end of 2004, Candlewood Suites represented 2% of all of the Group’s rooms.

Hotel Indigo
      In April 2004, the Group launched its seventh brand, Hotel Indigo, which is designed to appeal to aspirational midscale hotel guests who are wishing to trade up. The first Hotel Indigo opened in Atlanta, Georgia in the United States in October 2004.

Geographical Analysis
      Although it has worldwide hotel operations, the Group is most dependent on the Americas for operating profit, reflecting the structure of the branded global hotel market. In terms of its overall hotel level operating profit before central overheads and exceptional items, the Americas represented 54%, EMEA represented 39% and the Asia Pacific region represented 7% in the 12 months ended December 2004.
      The geographical analysis, split by number of rooms and operating profit, is set out in the table below.

	Americas	EMEA	Asia Pacific

	(% of Total)
Room numbers(1)	72	20	8
Hotel level operating profit (before central overheads and exceptional items(2)	54	39	7

(1)	As at December 31, 2004.

(2)	For the year ended December 31, 2004.
      The following table shows information concerning the geographical locations of IHG’s hotels as at December 31, 2004.

			Management
			contract and joint
	Owned or leased		ventures		Franchised		Total

	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

United States
InterContinental	7	3,523	5	1,819	1	150	13	5,492
Crowne Plaza	5	1,991	16	5,942	73	20,643	94	28,576
Holiday Inn	6	1,453	50	15,446	882	165,860	938	182,759
Express	—	—	2	362	1,296	103,029	1,298	103,391
Staybridge	3	372	35	4,227	39	4,255	77	8,854
Candlewood	—	—	76	9,189	33	3,218	109	12,407
Other	—	—	4	616	—	—	4	616

Total	21	7,339	188	37,601	2,324	297,155	2,533	342,095

Rest of Americas
InterContinental	3	966	11	3,556	17	5,074	31	9,596
Crowne Plaza	1	293	2	357	19	4,419	22	5,069
Holiday Inn	2	1,124	3	1,599	131	20,018	136	22,741
Express	—	—	—	—	59	6,491	59	6,491
Staybridge	1	120	1	215	—	—	2	335
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Total	7	2,503	17	5,727	226	36,002	250	44,232

			Management
			contract and joint
	Owned or leased		ventures		Franchised		Total

	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

Total Americas
InterContinental	10	4,489	16	5,375	18	5,224	44	15,088
Crowne Plaza	6	2,284	18	6,299	92	25,062	116	33,645
Holiday Inn	8	2,577	53	17,045	1,013	185,878	1,074	205,500
Express	—	—	2	362	1,355	109,520	1,357	109,882
Staybridge	4	492	36	4,442	39	4,255	79	9,189
Candlewood	—	—	76	9,189	33	3,218	109	12,407
Other	—	—	4	616	—	—	4	616

Total	28	9,842	205	43,328	2,550	333,157	2,783	386,327

United Kingdom
InterContinental	2	646	—	—	—	—	2	646
Crowne Plaza	5	1,413	2	399	4	879	11	2,691
Holiday Inn	72	12,109	3	431	22	2,881	97	15,421
Express	1	120	—	—	98	9,987	99	10,107
Staybridge	—	—	—	—	—	—	—	—
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Total	80	14,288	5	830	124	13,747	209	28,865

Europe
InterContinental	10	3,837	13	4,488	7	2,149	30	10,474
Crowne Plaza	10	2,466	6	1,665	21	4,669	37	8,800
Holiday Inn	16	3,626	8	1,595	186	28,941	210	34,162
Express	10	1,353	8	821	35	3,428	53	5,602
Staybridge	—	—	—	—	—	—	—	—
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	—	—	1	222	1	222

Total	46	11,282	35	8,569	250	39,409	331	59,260

The Middle East and Africa
InterContinental	—	—	30	9,172	—	—	30	9,172
Crowne Plaza	—	—	11	3,045	4	1,211	15	4,256
Holiday Inn	—	—	18	3,305	4	680	22	3,985
Express	—	—	—	—	1	212	1	212
Staybridge	—	—	—	—	—	—	—	—
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Total	—	—	59	15,522	9	2,103	68	17,625

			Management
			contract and joint
	Owned or leased		ventures		Franchised		Total

	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

Total EMEA
InterContinental	12	4,483	43	13,660	7	2,149	62	20,292
Crowne Plaza	15	3,879	19	5,109	29	6,759	63	15,747
Holiday Inn	88	15,735	29	5,331	212	32,502	329	53,568
Express	11	1,473	8	821	134	13,627	153	15,921
Staybridge	—	—	—	—	—	—	—	—
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	—	—	1	222	1	222

Total EMEA	126	25,570	99	24,921	383	55,259	608	105,750

Far East and Australasia (Asia Pacific)
InterContinental	2	729	17	6,090	7	2,317	26	9,136
Crowne Plaza	3	698	27	9,706	6	1,831	36	12,235
Holiday Inn	7	1,581	50	14,010	24	4,128	81	19,719
Express	—	—	1	95	1	137	2	232
Staybridge	—	—	—	—	—	—	—	—
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	4	803	—	—	4	803

Total	12	3,008	99	30,704	38	8,413	149	42,125

Total
InterContinental	24	9,701	76	25,125	32	9,690	132	44,516
Crowne Plaza	24	6,861	64	21,114	127	33,652	215	61,627
Holiday Inn	103	19,893	132	36,386	1,249	222,508	1,484	278,787
Express	11	1,473	11	1,278	1,490	123,284	1,512	126,035
Staybridge	4	492	36	4,442	39	4,255	79	9,189
Candlewood	—	—	76	9,189	33	3,218	109	12,407
Other	—	—	8	1,419	1	222	9	1,641

Total	166	38,420	403	98,953	2,971	396,829	3,540	534,202

Americas
      In the Americas, the largest proportion of rooms is operated under the franchise business model primarily in the midscale segment (Holiday Inn and Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the InterContinental brand currently has a bias toward ownership and management. With 2,783 hotels, the Americas represented the bulk of hotels and approximately 54% of Hotels operating profit before central costs and exceptional items during the year ended December 31, 2004. The key profit producing region is the United States, although IHG is also represented in each of Latin America, Canada, Mexico and the Caribbean.

EMEA
      Comprising 608 hotels at the end of 2004, EMEA represented approximately 39% of Hotels operating profit before central costs and exceptional items during the year ended December 31, 2004. The key profit producing regions are the United Kingdom and the main continental European gateway cities such as Paris and Frankfurt.

Asia Pacific
      Asia Pacific represented 8% of Hotels rooms and 7% of Hotels operating profit before central costs and exceptional items during the year ended December 31, 2004. IHG has a strong and growing presence in Asia Pacific, comprising 149 hotels in total. Currently Greater China is expected to generate significant growth in the hotel and tourism industry over the next decade. The Group believes that the region represents a good source of growth due to the current low penetration of brands offering the opportunity for IHG’s brands to build strong positions in key markets.

System Pipeline
      At December 31, 2004, IHG had formally approved franchise applications for 587 hotels with 59,809 rooms, though the hotels had yet to enter the system. In addition, IHG had signed management contracts on a further 84 hotels (22,418 rooms), and these are expected to enter the system over the next two years. In addition, two owned and leased hotels, with 670 rooms, are also due to enter the system. Approximately 20% of the rooms at December 31, 2004 in the pipeline were in the InterContinental and Crowne Plaza brands.
      There are no assurances that all of these hotels will open or enter the system. The construction, conversion and development of hotels is dependent upon a number of factors, including meeting brand standards, obtaining the necessary permits relating to construction and operation, the cost of constructing, converting and equipping such hotels and the ability to obtain suitable financing at acceptable interest rates. The supply of capital for hotel development in the United States and major economies may not continue at previous levels and consequently the system pipeline could decrease.

Seasonality
      Although the performance of individual hotels and geographic markets might be highly seasonal due to a variety of factors such as the tourist trade and local economic conditions, the geographical spread of IHG’s hotels in almost 100 countries and territories and the relative stability of the income stream from management and franchising activities diminish the effect of seasonality on the results of the Group.

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
      The Group considers Revenue per Available Room (“RevPAR”) to be a meaningful indicator of performance because it measures the period-over-period change in room revenues for comparable properties. RevPAR is calculated by dividing room revenue by total room nights available for a given period. RevPAR may not be comparable to similarly titled measures, such as revenues.

	Owned & leased
	comparable		Managed		Franchised

		Change vs		Change vs		Change vs
	2004	2003	2004	2003	2004	2003

Americas
InterContinental
Occupancy	69.5%	2.0%	56.3%	7.8%	58.0%	5.7%
Average daily rate	$168.66	5.1%	$119.77	3.2%	$101.97	–5.1%
RevPAR	$117.15	8.1%	$67.40	19.7%	$59.15	5.3%
Crowne Plaza
Occupancy	74.4%	1.1%	67.4%	7.5%	62.3%	1.8%
Average daily rate	$107.73	5.3%	$107.77	5.3%	$91.28	1.5%
RevPAR	$80.19	6.9%	$72.63	18.6%	$56.90	4.5%
Holiday Inn
Occupancy	67.6%	(0.3%)	63.3%	0.6%	60.2%	1.5%
Average daily rate	$78.56	6.0%	$76.57	0.9%	$80.21	2.4%
RevPAR	$53.12	5.6%	$48.43	1.8%	$48.25	5.0%
Express
Occupancy	–	–	63.9%	7.0%	64.5%	2.0%
Average daily rate	–	–	$87.95	4.8%	$75.48	3.8%
RevPAR	–	–	$56.22	17.7%	$48.67	7.1%
Staybridge Suites
Occupancy	72.0%	1.1%	73.4%	6.7%	70.6%	4.6%
Average daily rate	$89.73	4.6%	$87.17	2.7%	$86.90	4.1%
RevPAR	$64.64	6.3%	$63.95	13.0%	$61.36	11.3%
Candlewood
Occupancy	–	–	71.4%	–	68.5%	–
Average daily rate	–	–	$55.87	–	$63.92	–
RevPAR	–	–	$39.86	–	$43.80	–
Indigo
Occupancy	–	–	16.7%	–	–	–
Average daily rate	–	–	$103.81	–	–	–
RevPAR	–	–	$17.38	–	–	–
      Owned and leased statistics are for comparable hotels, and include only those hotels in our system as of December 31, 2004 and owned and leased by the Group since January 1, 2003.
      The comparison with 2003 is at constant US$ exchange rates.

	Owned & leased
	comparable		Managed		Franchised

		Change vs		Change vs		Change vs
	2004	2003	2004	2003	2004	2003

EMEA
InterContinental
Occupancy	66.8%	2.3%	60.5%	3.9%	58.2%	(2.8%)
Average daily rate	$211.21	(2.4%)	$128.00	(2.7%)	$127.92	8.7%
RevPAR	$141.14	1.0%	$77.41	4.0%	$74.50	3.8%
Crown Plaza
Occupancy	73.1%	2.9%	70.9%	3.9%	61.5%	2.2%
Average daily rate	$122.29	0.6%	$111.18	4.3%	$121.40	(0.1%)
RevPAR	$89.41	4.9%	$78.88	10.4%	$74.62	3.6%
Holiday Inn
Occupancy	70.3%	1.4%	60.9%	5.2%	64.3%	1.2%
Average daily rate	$111.89	4.1%	$66.31	(1.2%)	$92.23	3.6%
RevPAR	$78.68	6.2%	$40.42	7.9%	$59.30	5.6%
Express
Occupancy	63.2%	2.3%	42.7%	(1.0%)	68.1%	5.3%
Average daily rate	$75.15	2.4%	$74.01	0.8%	$91.54	0.8%
RevPAR	$47.47	6.3%	$31.62	(1.6%)	$62.31	9.3%
      Owned and leased statistics are for comparable hotels, and include only those hotels in our system as of December 31, 2004 and owned and leased by the Group since January 1, 2003.
      The comparison with 2003 is at constant US$ exchange rates.

	Owned & leased
	comparable		Managed			Franchised

		Change vs		Change vs			Change vs
	2004	2003	2004	2003		2004	2003

Asia Pacific
InterContinental
Occupancy	73.8%	19.2%	71.2%	11.6%		62.1%	(5.8%	)
Average daily rate	$198.49	8.6%	$134.39	(1.3%	)	$123.65	(5.2%	)
RevPAR	$146.57	46.7%	$95.64	18.0%		$76.77	(13.2%	)
Crowne Plaza
Occupancy	85.1%	5.0%	70.5%	10.2%		73.9%	1.4%
Average daily rate	$112.75	2.4%	$74.88	5.5%		$92.67	(1.0%	)
RevPAR	$95.91	8.9%	$52.82	23.3%		$68.46	0.9%
Holiday Inn
Occupancy	81.1%	1.8%	75.0%	10.0%		69.7%	4.8%
Average daily rate	$86.87	0.9%	$61.22	7.7%		$59.99	1.0%
RevPAR	$70.48	3.2%	$45.89	24.3%		$41.81	8.5%
Express
Occupancy	–	–	57.5%	(1.9%	)	65.7%	2.5%
Average daily rate	–	–	$69.72	0.6%		$56.87	(0.2%	)
RevPAR	–	–	$40.10	(2.6%	)	$37.39	3.7%
Other
Occupancy	–	–	70.3%	5.8%		78.8%	3.8%
Average daily rate	–	–	$69.71	2.4%		$58.46	3.5%
RevPAR	–	–	$49.03	11.6%		$46.07	8.7%
      Owned and leased statistics are for comparable hotels, and include only those hotels in our system as of December 31, 2004 and owned and leased by the Group since January 1, 2003.
      The comparison with 2003 is at constant US$ exchange rates.

Regulation
      Both in the United Kingdom and internationally, the Group’s hotel operations are subject to regulation, including zoning and similar land use laws as well as regulations that influence or determine wages, prices, interest rates, construction procedures and costs.
SOFT DRINKS

Overview
      The Group holds an interest in, manages and controls Britvic, which is one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain. Following the signing of the Exclusive Bottling Agreement (“EBA”) on March 10, 2004 on broadly similar terms as the original agreement, the ownership of Britvic is now split between the Group (47.5%), Allied Domecq PLC and Whitbread PLC (each with 23.75%) and PepsiCo Inc. (5%). The Group continues to consolidate the results of Britvic as it continues to exercise dominant influence on the management of the company. Under the EBA, Britvic holds the exclusive right to distribute the Pepsi and 7UP brands in Great Britain until 2018 with a five year extension if Britvic becomes a listed company.
      IHG and Britvic’s other shareholders have agreed, subject to market and other conditions being satisfied, to consider an initial public offering of Britvic, between 2005 and 2008.

Britvic’s Business and Brands
      Britvic operates primarily in the United Kingdom (approximately 3.3% of revenues are from exports). Britvic distributes its products via a variety of outlets in the United Kingdom, including grocery stores and gas stations, (together the “Take-Home” Channel) and restaurants, pubs, clubs and other licensed premises (known as the “On-Premise” Channel). Britvic has an extensive and balanced portfolio of soft drink brands including Robinsons, Tango, Fruit Shoot, Pepsi, 7 UP, Britvic juices, R Whites, Amé, J2O, Purdey’s and Aqua Libra.
      Soft Drinks continued to invest in its key brands and in new product innovation. During 2004, Britvic acquired the Ben Shaw’s water business, further increasing Britvic’s presence in the UK’s expanding water market and providing additional capacity.
      Britvic generated operating profits before exceptional items of £80 million on revenues of £706 million in the year ended December 2004. This compares to operating profits before exceptional items of £83 million on revenues of £674 million in the 12 months ended December 2003.

Strategy
      Britvic’s objective is to deliver continued revenue and profit growth by increasing its market share in both the stills and carbonated categories of the soft drinks market through developing both existing and new product and packaging formats, whilst continuing to drive further efficiencies and enhance employee performance.

Competition
      Britvic’s brands compete with many multi-national, national and regional producers and private label suppliers. Britvic’s main competitor in the United Kingdom is Coca-Cola Enterprises (whose brands include Coca-Cola, Fanta, Sprite, Dr Pepper, Schweppes and Lilt), which is the overall soft drinks market leader (in terms of market share). Britvic also faces significant competition from GlaxoSmithKline (Lucozade and Ribena), AG Barr (Irn-Bru and Orangina), Proctor & Gamble (Sunny Delight) and Tropicana UK Limited (fruit juices), which are each strong within specific sectors of the market. A number of smaller manufacturers dominate their individual sector and their combined influence is becoming more important. A significant example of this would be Red Bull (a leading energy drink).

Production and Distribution
      At December 31, 2004, Britvic had six production plants which produced over 1.4 billion liters of soft drinks during fiscal 2004 and operated 12 retail distribution depots as well as a national distribution center for supplying the Take-Home and On-Premise channels.

Marketing
      The success of Britvic’s brands depends upon their quality and value for money and on brand marketing. Over the past three fiscal periods, Britvic spent an average of approximately 20% of gross revenues on brand advertising, promotional and other related expenditure.
      Britvic’s products are available in a wide variety of outlets in the United Kingdom, including grocery stores, supermarkets, gas stations, other non-licensed premises, off-licenses and restaurants, pubs, clubs and other licensed premises.
      Britvic has approximately 47,000 dispense units installed in pubs and other trade outlets, including catering establishments. These installations produce mainly carbonated soft drinks from concentrates supplied by Britvic. It also supplies over 20,000 vending machines which dispense a range of soft drinks in both cans and plastic bottles. Britvic also has approximately 33,000 chiller cabinets installed in retail outlets.

Reliance on Suppliers
      Fruit juice concentrates and other fruit raw materials, which are important ingredients for many of Britvic’s products, are obtained from various sources worldwide. One of the principal raw materials used by Britvic is sugar. Adequate supplies of bulk sugar are available for the foreseeable future, although Britvic is obliged to purchase its sugar requirements in the EU market, where prices are considerably higher than in other markets.

Reliance on Customers
      Due to the nature of the markets in which Britvic operates, a high proportion of sales are accounted for by major customers in both the Take-Home and Licensed On-Premise sectors. Consumer demand for Britvic’s brands supports trading relationships with the Take-Home sector, while major On-Premise customers usually contract for soft drinks on an exclusive basis for periods of between two and five years. Britvic is well represented within both sectors, without over-reliance of any one, or group of, customers.

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
ORGANIZATIONAL STRUCTURE

Principal operating subsidiary undertakings
      As of December 31, 2004 InterContinental Hotels Group PLC was the beneficial owner of all (unless specified) of the equity share capital, either itself or through subsidiary undertakings, of the following companies. Unless stated otherwise, companies are incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom.

Corporate activities
      Six Continents PLC (note a)

Hotels
      InterContinental Hotels Limited
      InterContinental Hotels Group Operating Corporation (incorporated and operates principally in the United States)
      InterContinental Hotels Group Services Company
      InterContinental Hotels Group (UK) Limited
      Holiday Inn Limited

Soft Drinks

Britannia Soft Drinks Limited (47.5% Six Continents Investments Limited, 23.75% Whitbread PLC, 23.75% Allied Domecq PLC, 5% PepsiCo Inc.) (note b)
      Britvic Soft Drinks Limited (100% Britannia Soft Drinks Limited)
      Robinsons Soft Drinks Limited (100% Britannia Soft Drinks Limited)

a	Shares held directly by InterContinental Hotels Group PLC.

b	Under UK GAAP and US GAAP the Group exercises control over Britannia Soft Drinks Limited, which is, accordingly, treated as a subsidiary undertaking.

c	A list of subsidiary companies as of December 31, 2004 is filed as Exhibit 8 to this Annual Report.
PROPERTY, PLANTS AND EQUIPMENT
      Group companies own and lease properties throughout the world. The table below analyzes the net book value of land and buildings at December 31, 2004 by division and geographic segment. Approximately 71% of the properties by value were directly owned, with 22% held under leases having a term of 50 years or longer. These numbers will significantly change in 2005 to reflect upcoming hotel sales as well as those currently in progress.

		Rest of Europe,
Net book value of land and buildings	United	the Middle East
as at December 31, 2004	Kingdom	and Africa	United States	Rest of World	Total

	(£ million)
Hotels	945	901	529	257	2,632
Soft Drinks	67	—	—	—	67

Total	1,012	901	529	257	2,699

      Group properties include hotels and soft drinks production facilities. Approximately 69% of Hotels property values relate to the top 20 owned and leased hotels (in terms of value) of a total of 168 hotels, with an individual net book value range of £39 million to £204 million.
      Property has been written down in the year ended December 31, 2004 by £48 million following an impairment review of the hotel estate. The impairment has been measured by reference to the value of income-generating units, using either the higher of value in use or estimated recoverable amount. The discount rate used for value in use calculations was 8.0% to 10.5%.
ENVIRONMENT
      IHG is committed to all its operating companies having a responsibility to act in a way that respects the environment in which they operate. The Group’s hotels operate in nearly 100 countries and territories and its strong presence in the US and EU markets mean that it is affected by and is familiar with highly developed environmental laws and controls. IHG regularly considers environmental matters and seeks to embed good practice into its business strategies and operations. IHG was awarded membership of both the FTSE4Good Index Series and the Dow Jones Sustainability Indices in 2004.
      Group companies incur expenditure on technical advice, services and equipment in addressing the environmental laws and regulations enacted in the countries in which they operate. In 2004, such expenditure was not material in the context of their financial results.
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
INTRODUCTION

Business and Overview
      As at December 31, 2004 the Group operated hotels in nearly 100 countries and territories and operated, managed and franchised seven separate brand names and had 3,540 hotels with approximately 534,000 rooms. The Group owns a significant interest in Britvic, one of the two leading manufacturers of soft drinks in Great Britain (measured by value and volume) which over the past five years has built a portfolio of brands addressing all sectors of the soft drinks market. The Group continued to follow the clear strategy established on Separation. The key priorities of this strategy are: 1) to strengthen the core business through focus on brand differentiation and system delivery; 2) to grow the managed and franchised fee-income business in key markets; 3) to develop the organization and its people; 4) to continue the asset disposal program; and 5) to return funds to shareholders.

Asset Disposals and Capital Return
      During 2004, IHG continued the asset disposal program commenced in 2003. Including transactions that have been announced post year end, IHG has sold or announced the sale of 121 hotels with proceeds of approximately £1.75 billion and has on the market a further 25 hotels.
      IHG engaged in a program to return funds to shareholders. During 2004 IHG completed an on-market share repurchase program for £250 million and announced a further £250 million repurchase program commencing in December 2004. On December 17, 2004 a special dividend of £501 million was paid to shareholders. Following the announcement in March 2005 of the sale of 73 hotels in the United Kingdom, and subject (among other things) to completion of the sale of the 73 hotels, IHG intends to return a further £1 billion to shareholders.

Operational Performance
      In the Hotels business all regions reported revenue and profit growth in US dollar terms as the hotel industry showed some recovery from the impact of global insecurity, SARS and depressed travel experienced in 2003 and, with respect to operations in the United Kingdom and Europe, as the US dollar continued to depreciate significantly in relation to the sterling and the euro. The relative strength of sterling against the US dollar (weighted average US dollar exchange rate to sterling for the year was $1.82 against $1.62 for 2003) converted a 13.0% growth in Hotels turnover expressed in US dollars to a 0.7% growth when expressed in sterling. Soft Drinks turnover increased by 4.7% despite the summer of 2004 experiencing poorer weather than the very favorable summer conditions of 2003. This growth was boosted by 2004 including an extra week’s trading.
      The performance of the Hotels business is evaluated primarily on a regional basis. The regional operations are split by similar projects or services: franchise agreement, management contract, and owned and leased operations. All three income types are affected by occupancy and room rates achieved by hotels, our ability to manage costs and the change in the number of available rooms through acquisition, development and disposition. Results are also impacted by economic conditions and capacity. The Group’s segmental results are shown before allocation of central costs, interest expense, interest income and income taxes.
      The Group believes the period-over-period movement in revenue per available room (“RevPAR”) to be a meaningful indicator for the performance of the Hotels business. In the Soft Drinks business, the Group believes a meaningful indicator for performance to be the movement in on-premise and take-home volumes.
      There has been no material change in the broad trend of current trading since March 10, 2005 and the outlook for the full financial year remains in line with management’s expectation.
      The Group has seen encouraging performance in the US. The key midscale brands, Express and Holiday Inn, are showing rate growth. Crowne Plaza RevPAR is growing strongly, driven by strong performance in the meeting segment and the InterContinental brand is delivering strong results in key cities (e.g. New York).

The UK, and particularly London, is showing strong RevPAR growth, driven by the corporate segment. The Group is seeing continued weakness in some Continental European markets (e.g. France and Benelux) but Germany is showing some positive signs. The Group’s business in the Middle East continues to deliver positive results, while the InterContinental Hong Kong had a good start to the year with double-digit RevPAR growth and mainland China also performed strongly. The Soft Drinks business started positively with volume increases over the previous year, and several initiatives planned with the intention of increasing profit and tightly controlling costs.
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
      Under UK GAAP, prior to October 1, 1998, goodwill arising on acquisitions was written off directly to reserves. Since October 1, 1998, acquired goodwill has been capitalized and amortized over a period not exceeding 20 years. On disposal of a business, the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off to reserves. Under US GAAP, goodwill arising on acquisitions prior to July 1, 2001 was capitalized and amortized over its estimated useful life, not exceeding 40 years. For the purposes of US GAAP, the Group adopted Financial Accounting Standard (“FAS”) 142 “Goodwill and Other Intangible Assets” on October 1, 2002 and from that date, goodwill including that which arose in the period from July 1, 2001 to October 1, 2002 is not amortized but reviewed annually for impairment.
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

(ii)	Impairment of fixed assets
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
      In circumstances where indicators of impairment exist, under UK GAAP, the carrying value of an income-generating unit (“IGU”) is assessed by reference to the greater of value in use, which is defined as the present value of discounted cashflows, and net realizable value. The outcome of such an assessment is subjective, and the result sensitive to the assumed future cashflows to be generated by the assets and discount rates applied in calculating the value in use, both of which will be dependent on the type of asset and its location. Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired assets in that income-generating unit with any excess being charged to the profit and loss account. Under US GAAP, the assessment of an IGU’s carrying value is by reference in the first instance to undiscounted cashflows. To the extent that undiscounted cashflows do not support carrying value, the fair value of assets must be calculated and the difference to the current carrying value charged to the profit and loss account.
      During 2004, under UK GAAP, the Company recorded an impairment of its tangible fixed assets of £48 million, all of which relates to Hotels and represents 1% of the total carrying value of tangible fixed assets. This was recorded as a £28 million charge against operating profit and £20 million reversing previous revaluation gains. For the purposes of US GAAP, the Company recorded an impairment of its tangible fixed assets of £18 million.
      Under UK GAAP and US GAAP the Group reviews its fixed asset investments on an annual basis by comparing the carrying value to current market value in cases where the investment is traded on a public exchange. During 2004, the Group recorded provisions against fixed asset investments reflecting the directors’ view that the value of the investment is equivalent to market value at December 31, 2004.

Sale of Real Estate
      Under UK GAAP, the Group recognizes a profit on disposal of fixed assets provided substantially all the risks and rewards of ownership have been transferred. For US GAAP, the Group accounts for sales of real estate in accordance with FAS 66 “Accounting for Sales of Real Estate”. If there is significant continuing involvement with the property, any gain on sale is deferred and is recognized over the life of the long-term management contract retained on the property. The deferral of pre-tax gains on such sales totaled £nil in 2004, £12 million in 2003 and £nil in 2002.

Income Taxes
      Under UK GAAP, the Group provides for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the financial statements and for tax purposes. Under US GAAP, the Group provides for deferred taxation in accordance with FAS No. 109, “Accounting for Income Taxes”. For both UK and US GAAP the Group estimates deferred tax assets and liabilities based on current tax laws and rates, and in certain cases, business plans. Changes in these estimates may affect the amount of deferred tax liabilities or the valuation of deferred tax assets. Accruals for tax contingencies require judgements on the expected outcome of tax exposures. Deferred tax assets are not recognized unless their realization is considered more likely than not.

Loyalty program
      Priority Club Rewards enables members to earn points, funded through hotel assessments, during each stay at an InterContinental Hotels Group hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in creditors less than, and greater than, one year in the consolidated balance sheets in the Consolidated Financial Statements and is estimated using actuarial methods based on statistical formulas that project timing of future point redemption based on historical levels to give eventual redemption rates and points values.

Legal Contingencies
      The Group is subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Under both UK and US GAAP accruals are recorded for loss contingencies when a loss is probable and the amount can be reasonably estimated.
OPERATING RESULTS

Accounting Principles
      The following discussion and analysis is based on the Consolidated Financial Statements of the Group, which are prepared in accordance with UK GAAP. The principal differences between UK GAAP and US GAAP as they relate to the Group are discussed in Note 35 of Notes to the Financial Statements.
      The financial statements have been prepared using accounting policies unchanged from the previous year.
      The Group will be required to produce its first set of audited financial statements in line with International Financial Reporting Standards (“IFRS”) for the year ending December 31, 2005. This will require an opening balance sheet to be prepared under IFRS as at January 1, 2004, and a full profit and loss account, balance sheet and cash flow statement for the year ended December 31, 2004 for comparative purposes. The transition to IFRS reporting will result in a number of changes in presentation of reported financial statements, notes thereto and accounting principles. See “International Financial Reporting Information” below.
      For the year ended December 31, 2004 the results include exceptional items totaling a net charge of £99 million — see “year ended December 31, 2004 compared to 15 months ended December 31, 2003 — Exceptional Items”. For the 15 months ended December 31, 2003 the results include exceptional items totaling a net charge of £400 million — see “15 months ended December 31, 2003 Compared to fiscal 2002 — Exceptional Items” below. Fiscal 2002 results include exceptional items totaling a net charge of £24 million. For the comparability for the periods presented, some performance indicators in this Operating and Financial Review and Prospects discussion have been calculated after eliminating these exceptional items. Such indicators are prefixed with “adjusted”. A reconciliation to the amounts under UK GAAP including such exceptional items is included in Note 9 of Notes to the Financial Statements.

Year ended December 2004 compared with 15 months ended December 2003

Group

		Three months	12 months	15 months
	Year ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2004	2002	2003	2003

	(£ million)
GROUP RESULTS
Turnover:
Hotels	1,498	383	1,487	1,870
Soft Drinks	706	146	674	820

Turnover from continuing operations	2,204	529	2,161	2,690
Discontinued operations	—	342	451	793

Total turnover	2,204	871	2,612	3,483

Operating profit before operating exceptional items from continuing operations:
Hotels	251	48	203	251
Soft Drinks	80	12	83	95

Total operating profit before operating exceptional items from continuing operations	331	60	286	346
Operating exceptional item	(19)	—	(51)	(51)

Operating profit after operating exceptional items from continuing operations	312	60	235	295
Discontinued operations	—	52	85	137

Total operating profit after operating exceptional items	312	112	320	432
Exceptional items:
Continuing operations:
Cost of fundamental reorganization	—	—	(67)	(67)
Separation costs	—	(3)	(48)	(51)
Provision for loss on disposal of operations	(74)	—	—	—
Profit on disposal of tangible fixed assets	15	—	4	4
Provision against fixed asset investments	(10)	—	(56)	(56)
Discontinued operations:
Separation costs	—	—	(41)	(41)
Loss on disposal of tangible fixed assets	—	—	(2)	(2)

Profit on ordinary activities before interest	243	109	110	219

      IHG turnover from continuing operations for the year ended December 31, 2004 was £2,204 million (£2,690 million for the 15 months ended December 31, 2003). Excluding the effect of the longer period ended December 31, 2003, the results reflected the strengthening in economic conditions within the Hotels division offset by the strength of the sterling against the US dollar.
      Profit on ordinary activities before interest and exceptional items from continuing operations for the year ended December 31, 2004 was £331 million (£346 million for the 15 months ended December 31, 2003). Excluding the effect of the longer period ended December 31, 2003, the results reflect the hotel industry recovery from the impact of global insecurity, SARS and depressed travel experienced in 2003.

      Exceptional items for the year ended December 31, 2004 after tax totaled a net profit of £68 million and included an operating exceptional charge of £19 million and non-operating exceptional credits totaling £87 million. Details of the exceptional items are outlined under the heading “Exceptional Items” below.
      Group net cash flow for the year ended December 31, 2004 was an outflow of £338 million (outflow of £22 million for the 15 months ended December 31, 2003) mainly driven by the payment of £600 million in dividends. Cash inflow from operations for the year ended December 31, 2004 was £515 million, compared with £795 million for the 15 months ended December 31, 2003. Non-operating outflows during the year ended December 31, 2004 included a £17 million premium on the early settlement of debt. These items were offset by a £230 million decrease in expenditure on tangible fixed assets.
      Basic earnings per share for the year ended December 31, 2004 was 42.1p (2.6p for the 15 months ended December 31, 2003). Adjusted earnings per share, after eliminating the effect of exceptional items, was 32.5p for the year ended December 31, 2004 (39.1p for the 15 months ended December 31, 2003). Dividends for the year ended December 31, 2004 were 86.3p per share including a 72.0p per share special dividend paid in December 2004. A reconciliation of actual to adjusted earnings per share is set out in Note 9 of Notes to the Financial Statements.
      The Group reorganized its debt financing in the last quarter of 2004. As a result, the Group’s public debt was repaid and new bank facilities put in place.
      In December 2004, the Group commenced a second £250 million on-market share repurchase program. See “Liquidity and Capital Resources — Sources of Liquidity” below.

Exceptional Items
      Following a review of the hotel estate, tangible fixed assets have been written down by £48 million; £28 million has been charged as an operating exceptional item and £20 million reverses previous revaluation gains.
      Other operating exceptional items included a charge of £11 million related to the delivery of the further restructuring of the Hotels business in conjunction with the asset disposal program, and other operating income of £20 million relating to the adjustment to market valuation of the Group’s investment in FelCor Lodging Trust Inc.
      Non-operating exceptional items included a profit of £15 million realized on the sale of hotels, a £74 million provision for loss on disposal of assets in the Americas and the United Kingdom and a £10 million provision against the value of certain fixed asset investments.
      Non-operating exceptional items also included a net exceptional interest charge of £11 million. This related mainly to refinancing costs, including the premium of £17 million paid on the repurchase of the Group’s 2010 €600 million Eurobonds, net of exceptional interest income which included £14 million received on tax refunds.
      The release of provisions relating to tax matters which were settled during the year or in respect of which the relevant statutory limitation period has expired, principally relating to acquisitions (including provisions relating to pre-acquisition periods) and disposals, intra-group financing, and, in 2004, the recognition of a deferred tax asset of £83 million in respect of capital losses and the current year exceptional items has resulted in an exceptional tax credit of £167 million.
      Operating and non-operating exceptional items, together with their related tax credits, have been excluded in the calculation of adjusted earnings per share.
      Prior year exceptional items have been restated on a basis consistent with 2004. This comprises prior year adjustments which are exceptional by reason of size or incidence.

Net Interest
      In November 2004 the Group refinanced its existing bank facility with a new £1.6 billion facility. The new facility comprises a £1.1 billion five year tranche and a £0.5 billion 364 day tranche with an option to extend for one year. As part of this refinancing exercise the Group repurchased its euro and sterling denominated bonds.
      The net interest charge for the year (pre-exceptionals) was £22 million compared to £47 million for the 15 months ended December 31, 2003. The reduction was principally due to lower average debt levels and the weaker US dollar.

Taxation
      The tax charge on ordinary activities excluding exceptional items was 16% for 2004. The equivalent effective rate for the IHG Group excluding MAB was 24% for the 15 months ended December 31, 2003, following restatement in respect of exceptional tax credits on a basis consistent with 2004. Net tax paid in the year ended December 31, 2004 reflected tax repayments received during the period and the impact of exceptional costs.
      Excluding the effect of exceptional items and prior year items, the Group’s tax rate for the year ended December 31, 2004 was 36%. The equivalent for the Group was 37% for the 15 months ended December 31, 2003. The difference from the UK statutory rate of 30% arose primarily due to overseas profits being taxed at rates higher than the UK statutory rate.
      The tax rate for 2005 is expected to be materially higher (around 30%) as the disposal program continues and a higher proportion of profits are earned in the United States.

Earnings and Dividends
      Basic earnings per share for the year was 42.1p. Adjusted earnings per share, removing the distorting effect of exceptional items, was 32.5p compared with 39.1p for the 15 months ended December 31, 2003.
      The board has proposed a final dividend per share of 10.0p; with the interim dividend of 4.3p, the normal dividend for the year totaled 14.3p. A special dividend of 72.0p was paid in December 2004.

Cash flow and Capital Expenditure
      IHG’s operating cash flow for 2004 was £364 million compared with £547 million for the 15 months ended December 31, 2003. Net capital expenditure was £151 million, comprising £257 million capital additions and £106 million disposal proceeds, principally from the sale of hotels. Major items of expenditure in 2004 included the InterContinental Buckhead, Atlanta, refurbishment expenditure on the Holiday Inn UK estate and refurbishment expenditure on the InterContinental hotels in London, Cannes and Frankfurt.
      Net interest paid was £41 million, and tax payments totaled £35 million. Dividend payments totaled £626 million including the special dividend paid in December 2004. The repurchase of shares totaled £257 million.

Highlights for the year ended December 31, 2004
      The following is a discussion of the year ended December 31, 2004 compared with the unaudited financial information for the period of 12 months ended December 2003.
      The results for the 15 months ended December 31, 2003 include discontinued operations of MAB for the period up until Separation. Given the scale of the events surrounding the Separation, the audited consolidated financial statements do not readily facilitate an understanding of the continuing operations of IHG on a stand alone basis. The Company has, therefore, prepared unaudited financial information which shows the results for the Group as if IHG had been independent and operating under the financing and taxation structure put in place at the time of the Separation for the 12 months ended December 31, 2003. This financial information comprises the results of those businesses that form IHG following the Separation. Because of the nature of this financial information, it cannot give a complete picture of the financial position of the Group. The information is provided as guidance only and should not be viewed as a substitute for the audited consolidated financial statements; it is not audited. Significant changes were also made to the financing structure of the Group as part of the Separation, making the Group results difficult to compare year-on-year. The financial information therefore represents the Group results as reported but after excluding the results of MAB and after having been adjusted to reflect the changes made to the financing and taxation structure as part of the Separation, on the assumption that this structure had been in place since October 1, 2001. The financial information has been prepared using accounting policies consistent with those used in the Group financial statements.

Hotels Results

		12 months
	Year ended	ended
	December 31,	December 31,
	2004	2003*	Change

			%
	(£ million)
Turnover:
Americas	495	525	(5.7)
EMEA	829	807	2.7
Asia Pacific	134	114	17.5
Central	40	41	(2.4)

	1,498	1,487	0.7

Operating profit before exceptional items:
Americas	163	161	1.2
EMEA	119	92	29.3
Asia Pacific	21	12	75.0
Central	(52)	(65)	(20.0)

	251	200	25.5

*	Unaudited pro forma results.
      Turnover. Hotels turnover increased £11 million (0.7%) from £1,487 million for the 12 months ended December 31, 2003, to £1,498 million for the year ended December 31, 2004. Hotels turnover increased by 0.7% in sterling terms but this was impacted by the strength of sterling against the US dollar. Expressed in US dollars, turnover grew by over 13.0% with particularly strong growth in the United Kingdom (where the appreciation of sterling relative to the dollar benefitted results in US dollars), the Middle East and Asia Pacific.
      Operating profit. Hotels operating profit before exceptional items for the year ended December 31, 2004 was £251 million, up 25.5% (12 months ended December 31, 2003 £200 million). Again, there was significant overall growth in US dollar terms in Europe, Middle East and Africa (EMEA) (up by 45%, assisted by the strength of sterling and the euro) and Asia Pacific (up by 105%).

Americas

Americas Results

		12 months
	Year ended	ended
	December 31,	December 31,
	2004	2003	Change

			%
	($ million)
Turnover:
Owned and leased	490	481	1.9
Managed	55	46	19.6
Franchised	357	327	9.2

	902	854	5.6

Operating profit before exceptional items:
Owned and leased	39	32	21.9
Managed	12	7	71.4
Franchised	304	279	9.0

	355	318	11.6
Regional overheads	(59)	(56)	5.4

Total $ million	296	262	13.0

Sterling equivalent £ million(i)	163	161	1.2

(i)	The results have been translated into pounds sterling at weighted average rates of exchange for the year. The translation rates are fiscal 2004: £1 = $1.82 (2003: £1 = $1.62).
      Total Americas operating profit was $296 million, a 13.0% increase on the pro forma operating profit for the 12 months ended December 31, 2003 of $262 million. The weakness of the US dollar to sterling meant that in sterling terms, Americas operating profit was £163 million, 1.2% up on 2003.
      The largest profit generating stream in the Americas is the franchised business, with 2,550 hotels and 333,157 rooms. Operating profit increased from $279 million in 2003 to $304 million in 2004, a 9.0% increase. All brands posted strong revenue per available room (RevPAR) growth over 2003, with Holiday Inn 5.0% up, Holiday Inn Express 7.1% up, Crowne Plaza 4.5% up and Staybridge Suites 11.3% up.
      In the owned and leased estate, strong growth in trading particularly at the InterContinental hotels in New York and Chicago, resulted in operating profit growth of $7 million to $39 million in 2004. Comparable owned and leased RevPAR saw strong growth on 2003; InterContinental was up by 8.1%, Crowne Plaza by 6.9% and Holiday Inn by 5.6%. In April 2004 the InterContinental Central Park (New York) was sold, and in November 2004 the InterContinental Buckhead, Atlanta, a newly built hotel, was opened.
      Managed operating profit increased from $7 million in 2003 to $12 million in 2004 with all brands experiencing strong RevPAR growth on 2003. The manager-owner relationship with HPT strengthened during the year as agreement was reached for HPT to purchase a further 13 hotels from IHG with long-term contracts for IHG to manage the hotels under IHG brands. Following completion of this transaction, 119 hotels owned by HPT are managed by IHG.
      Americas regional overheads increased marginally, principally as a result of specific strategic initiatives and bonus payments.

Europe, Middle East and Africa

EMEA Results

	Year	12 months
	ended	ended
	December 31,	December 31,
	2004	2003	Change

			%
	(£ million)
Turnover:
Owned and leased	759	746	1.7
Managed	43	38	13.2
Franchised	27	23	17.4

	829	807	2.7

Operating profit before exceptional items:
Owned and leased	97	77	26.0
Managed	24	19	26.3
Franchised	21	18	16.7

	142	114	24.6
Regional overheads	(23)	(22)	4.5

Total £ million	119	92	29.3

Dollar equivalent $ million(i)	216	149	45.0

(i)	The results have been translated into US dollars at weighted average rates of exchange for the year. The translation rates are fiscal 2004: $1 = £0.55 (2003: $1 = £0.62).
      Turnover for EMEA for 2004 was £829 million, £22 million higher than for the 12 months ended December 31, 2003. Owned and leased turnover grew by £13 million despite the loss of £42 million turnover compared to 2003 as a result of hotels being sold.
      Trading conditions across the region varied; UK hotels experienced strong growth in RevPAR throughout the year and the performance in the Middle East and Africa business was strong. Continental Europe was more mixed with Paris in particular slower to recover from the adverse conditions in 2003.
      In the owned and leased estate, RevPAR in the United Kingdom Holiday Inn estate continued to grow over previous periods. For the year Holiday Inn UK RevPAR was up by 8.0% over 2003. London hotels in particular experienced strong growth in RevPAR over 2003 (up by 16.0%) as they were slower to recover than the UK regional hotels which had seen some recovery from mid-2003. Holiday Inn UK regional hotel RevPAR was up by 4.7%.
      InterContinental owned and leased RevPAR on a comparable basis was 1.0% up on 2003. InterContinental owned and leased turnover and operating profit was boosted by a full year’s trading from the InterContinental Le Grand Paris, which was closed for refurbishment for part of 2003. Owned and leased operating profit finished £20 million ahead of 2003 with the InterContinental Le Grand Paris contributing £12 million of the increase.
      Managed operating profit in EMEA rose by £5 million to £24 million. This was driven by hotels in the Middle East where over half of EMEA’s managed hotels are located. Overall, Middle East managed RevPAR increased by 8.8% for InterContinental, 8.8% for Crowne Plaza and 6.4% for Holiday Inn. Liquidated damages of approximately £4 million were received from the early termination of the management contract for the InterContinental Barcelona.
      Overall EMEA franchise RevPAR was 6.1% up on 2003 and there was a net increase in system size of 13 hotels. As a result, EMEA franchise operating profit was £3 million ahead of 2003 at £21 million.

      Total EMEA regional overheads increased by £1 million, reflecting the benefits of the reorganisation partly offset by bonus awards for 2004.
      During the year, a number of UK hotels were sold, including the Crowne Plaza Manchester Midland, Holiday Inn Teeside, Holiday Inn Sheffield West, Holiday Inn Crawley and the Holiday Inn Preston.

Asia Pacific

Asia Pacific Results

	Year	12 months
	ended	ended
	December 31,	December 31,
	2004	2003	Change

			%
	($ million)
Turnover:
Owned and leased	201	154	30.5
Managed	38	26	46.2
Franchised	5	5	—

	244	185	31.9

Operating profit before exceptional items:
Owned and leased	31	18	72.2
Managed	25	15	66.7
Franchised	3	4	(25.0)

	59	37	59.5
Regional overheads	(20)	(18)	11.1

Total $ million	39	19	105.3

Sterling equivalent £ million(i)	21	12	75.0

(i)	The results have been translated into pounds sterling at weighted average rates of exchange for the year. The translation rates are fiscal 2004: £1 = $1.82 (2003: £1 = $1.62).
      Asia Pacific’s results improved significantly in 2004 as the region made a recovery from the negative impacts in 2003 of the war in Iraq, SARS and the terrorist bombing in Bali.
      Turnover grew by 32% to $244 million with a significant increase in both owned and leased turnover (up by $47 million) and managed turnover (up by $12 million).
      The owned and leased estate operating profit grew by $13 million to $31 million with a significant contribution from the InterContinental Hong Kong. RevPAR at the InterContinental Hong Kong increased by over 50% on 2003 and, with high operational gearing, this led to a substantially improved profit. In the last quarter of the year the hotel was running at an occupancy of over 85% and RevPAR was up by 29% over 2003. In total, owned and leased RevPAR across the region was up by 47%.
      Asia Pacific managed hotel RevPAR also increased in comparison with 2003; InterContinental increased by 18%, Crowne Plaza by 23% and Holiday Inn by 24%. Operating profit increased by $10 million to $25 million.
      Asia Pacific regional overheads were $2 million higher than 2003, principally as a result of infrastructure costs to support further planned expansion in Greater China. In addition to the 44 IHG hotels already open and operating in Greater China, there are another 53 management agreements signed and under negotiation which will increase IHG’s presence and leadership in the China hotel market.

      In the year, the Holiday Inn Newcastle and the Holiday Inn Adelaide were sold with proceeds being broadly in line with net book value.

Central

Central

	Year	12 months
	ended	ended
	December 31,	December 31,
	2004	2003	Change

			%
	(£ million)
Turnover	40	41	(2.4)
Gross central costs	(92)	(106)	(13.2)

Net central costs £ million	(52)	(65)	(20.0)

Dollar equivalent $ million(i)	(93)	(105)	(11.4)

(i)	The results have been translated into US dollars at weighted average rates of exchange for the year. The translation rates are fiscal 2004: $1 = £0.55 (2003: $1 = £0.62).
      Central support function costs totaled £52 million in 2004, £13 million down on 2003. The reduction primarily reflects the continued drive to reduce overhead costs. US dollar denominated costs also benefited from being converted at a weaker US dollar to sterling exchange rate.
      Regional and central overheads were flat year on year reflecting significant savings achieved given inflationary pressures, new initiatives and the payment of bonuses in 2004. EMEA overheads expressed in US dollars were 16.7% higher than 2003 primarily due to the impact of exchange rates; in sterling, the increase was 4.5%. Including regional costs charged directly to income streams, total gross overheads were 2.0% below 2003 levels when compared at constant exchange rates.

Cash flow and Investment
      Operating cash flow for Hotels was £291 million compared with £308 million for the 12 months ended December 31, 2003. Net capital expenditure, net of disposal proceeds, was £81 million against £45 million in 2003.

Soft Drinks

	Year	12 months
	ended	ended
	December 31,	December 31,
	2004(i)	2003(i)	Change

			%
	(£ million)
Turnover	706	674	4.7
Operating profit before exceptional items	80	83	(3.6)

(i)	2004 53 weeks 2003 52 weeks

Strategy
      Soft Drinks continued to invest in its key brands and in new product innovation. During 2004, Britvic acquired the Ben Shaw’s water business, for £4 million, further increasing Britvic’s presence in the UK’s expanding water market and providing additional capacity.

Performance
      Soft Drinks turnover increased by 4.7% to £706 million, a strong performance against a 2003 result that benefited from a particularly favorable summer. Volume growth was 1.5% with strong growth in on-premise volume up 7.3%, driven by carbonates, adult and fruit drinks, with J2O and Fruit Shoot performing particularly well. Soft Drinks increased its share of the take-home market although volumes were lower as the market volume fell below 2003. Pepsi achieved a take-home cola market share of 20%. Turnover growth benefited from an extra week’s trading; 2004 included 53 weeks’ trading compared with 52 weeks in 2003.
      Operating profit for Soft Drinks was £80 million, £3 million down on 2003. Operating profit in 2003, however, was boosted by an estimated £5 million from the exceptionally good summer weather. Although 2004 operating profit benefited from an extra week’s trading, incremental costs associated with a move to a more stand-alone basis, additional depreciation, increased pension costs and continued investment both in brand support and infrastructure costs, left profit £3 million down on last year.

Cash flow and Investment
      Operating cash flow for Soft Drinks was £73 million compared with £71 million for the 12 months ended December 31, 2003. Net capital expenditure was £70 million against £55 million in 2003 in line with forecast, including the acquisition of Ben Shaw’s water business and significant investment in systems and business processes. Capital expenditure is expected to reduce to approximately £50 million in 2005.

Highlights for the 12 months ended December 31, 2003
      Turnover. Hotels turnover decreased £51 million (3.3%) from £1,538 million for the year ended December 31, 2002, to £1,487 million for the 12 months ended December 31, 2003. While revenue rose £7 million (0.9%) in EMEA, the Americas and Asia Pacific were negatively impacted by exchange rate movements. The decline of the US dollar against sterling by 9.7% from the first to fourth quarters resulted in sterling reported turnover in the Americas finishing the 12 months down 7.7% and Asia Pacific down 10.9%.
      Operating profit. Hotels operating profit before exceptional items for the year ended December 31, 2003 was £200 million, down 16.3% (12 months ended December 31, 2002 £239 million). Trading was depressed in the first and second quarters by the threat and then outbreak of the war in Iraq and the outbreak of SARS in Asia and Canada. The weakening of the US dollar against sterling had a negative impact in the second half of the year in the Americas. In EMEA the owned and leased estate was negatively impacted by the combined effects of pre-opening costs, hotels opening towards the end of the period, and increased depreciation charges associated with prior year refurbishments. A reduction in overheads primarily driven from the reorganization review helped to offset some of the profit declines.

Americas
      Operating profit before exceptional items for the Americas region for the year ended December 31, 2003 of $262 million, marginally ahead of 2002 ($260 million 12 months ended December 31, 2002). The weakening of the US dollar against sterling had a negative impact in the second half of the year on sterling reported results and the Americas finished the 12 months ended December 31, 2003 with operating profit before exceptional items in sterling of £161 million, down 7% from the 12 months ended December 31, 2002. Total Americas overheads including direct costs, were down 10%, with the separately disclosed regional overheads down 3% reflecting implementation of initiatives arising from the reorganization review.
      RevPAR performance in the franchised estate finished the year ended December 31, 2003 0.3% down from the prior year at $46.61. The war in Iraq in the first half of the year contributed to the decline. In the third and fourth quarters, as a result of an improvement in domestic travel, the franchised estate recorded 1.5% and 2.7% RevPAR growth respectively. All brands recorded a stronger second half to the year, with InterContinental, Express and Staybridge Suite franchises all recording over 3.5% year-on-year growth for the second six months.

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

Europe, Middle East and Africa
      The managed and franchised estate in EMEA opened 40 hotels with over 6,500 rooms. Of these hotels, 78% were new build. As at December 31, 2003, there were a further 96 hotels with over 18,000 rooms signed and under development.
      Turnover in EMEA totaled £807 million for the 12 months ended December 31, 2003, an increase of £7 million on 2002. Owned and leased turnover grew by £7 million with the reopening during the year of the refurbished InterContinental Le Grand Paris, and the opening of the newly built Crowne Plaza Brussels Airport, Holiday Inn Paris Disney, and three Express hotels in Germany. EMEA operating profit before exceptional items totaled £92 million for the 12 months ended December 31, 2003. The conversion of revenue to operating profit was depressed by the owned and leased estate, where the combined effects of pre-opening costs, hotels opening towards the end of the period, and increased depreciation charges associated with prior year refurbishment, all negatively impacted costs. Regional overheads fell £8 million to £22 million for the 12 months ended December 31, 2003 (£30 million for the 12 months ended December 31, 2002) as a result of the reorganization initiatives.
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

Central
      Central overheads principally comprise the costs of global functions that were centralized following the reorganization review, reduced by Holidex fee income. The reduction in gross central costs from £121 million for the year ended December 31, 2002 to £106 million for 2003, primarily reflects savings driven from the reorganization review.

Cash flow and Investment
      Following the Separation, the Group undertook a detailed review of its owned and leased portfolio to identify opportunities to lower capital intensity. The Group’s strategy is that it will, in general, only own assets if they have strategic value or generate superior returns. The Group has now developed plans for each owned asset taking into account a wide range of different criteria, including where relevant the state of the local market and readiness of the asset to be sold. It is currently estimated that the disposal program will involve the further sale of assets with a net book value of between £800 million and £1 billion. The scale and complexity of the program means that it will take some considerable time to complete and is subject to there being no significant adverse changes in market conditions.
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

Soft Drinks
      Soft Drinks grew its market share in a number of key segments in which it operates. In addition to a strong investment program in its key brands, Soft Drinks is also committed to an active new product development program, which has recently brought additional success to the business through its J2O and Fruit Shoot brands. While this investment is driving top line revenue growth, Soft Drinks is also focused on effective cost and asset management to deliver an even higher level of earnings and return on capital employed growth.
      Turnover. As a result of favorable summer trading conditions the overall UK soft drinks market grew 8%. Soft Drinks turnover of £674 million was up 10% on the previous year. In the 12 months ended December 31, 2003, Soft Drinks grew its share of the carbonates market with Tango having an outstanding year, with volumes up 14%. Both Pepsi and 7UP performed well with volumes up 3% and 6%, respectively. Following good performance in 2002, Robinsons continued to grow with sales excluding Fruit Shoot up a further 4% in 2003. Investment was made in further capacity to support the success of Fruit Shoot and J2O, with both brands leading their respective market segments with volume growth in 2003 of 54% and 95%, respectively.
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

Discontinued Operations — Mitchells and Butlers
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
LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity
      IHG’s policy is to maintain sufficient financial resources to meet its medium term funding requirements. In 2004 the Group refinanced its syndicated bank facility with a new £1.6 billion facility which gave the Group greater financial flexibility at a lower cost. As a result of the cost effective funding obtained from the bank market the Group repurchased the outstanding £18 million of its 2007 Notes, and made a tender offer to repurchase its €600 million 4.75% 2010 Notes. The repurchase of the Group’s public debt was completed in January 2005.
      At December 31, 2004 gross debt (including currency swaps) amounted to £1,538 million comprising £799 million euro borrowings, £335 million of US dollar borrowings, £247 million of sterling borrowings, £69 million of Hong Kong dollar borrowings and the remainder denominated in a variety of other currencies.
      At December 31, 2004 committed bank facilities amounted to £1,697 million and uncommitted facilities of £64 million, and of these committed facilities £542 million were unutilized.
      The Group also held short term deposits and investments (including currency swaps) at December 31, 2004 amounting to £422 million. Credit risk on treasury transactions is minimised by operating a policy on investment of surplus funds that generally restricts counterparties to those with an A credit rating or better or those providing adequate security. Limits are also set on the amounts invested with individual counterparties. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.
      The Group is in compliance with its financial covenants in its loan documentation none of which represent a material restriction on funding or investment policy in the foreseeable future.
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

Cash Used for Investing Activities
      In March 2004 IHG announced an on-market share repurchase program for £250 million. By December 20, 2004 the program was completed with, in total, 45.6 million shares repurchased at an average price of 548p per share.
      In September 2004 IHG announced a further £750 million return of funds to shareholders. A special dividend of £501 million was paid to shareholders on December 17, 2004, followed by an associated share consolidation. A further £250 million share repurchase program commenced in December 2004, and by December 31, 2004 a further 0.8 million shares had been repurchased at an average price per share of 651 pence (total £5 million). By April 25, 2005, a total of 20,259,275 shares had been repurchased under the second repurchase program at an average price per share of 632 pence per share (approximately £128 million).
      Following the announcement of the sale of 73 hotels in the United Kingdom, IHG intends to return a further £1 billion to shareholders. This will require a capital restructuring to enable the release of funds arising from the receipt of disposal proceeds. Subject to receipt of shareholder approval, completion of disposal transactions and there being no material adverse change in market conditions, it is planned to complete the restructuring by the end of June 2005 and to return funds to shareholders as soon as practicable thereafter.
      As of December 31, 2004, the Group had committed contractual capital expenditure of £53 million. Contracts for expenditure on fixed assets are not authorized by the directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.
      The Group intends to invest approximately £300 million in capital expenditure in 2005. This level of capital expenditure is reviewed regularly during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations.

Contractual Obligations
      The Company had the following contractual obligations outstanding as of December 31, 2004:

	Total amounts	Less than			After
	committed	1 year	1-3 years	3-5 years	5 years

	(£ million)
Long-term debt	1,199	43	41	1,111	4
Operating lease obligations	1,106	55	98	69	884
Other long-term obligations(i)	62	30	32	—	—
Capital contracts placed	53	53	—	—	—

	2,420	186	171	1,180	888

(i)	Other long-term obligations includes credit balances on currency swaps, interest rate swaps, forward contracts and pension obligations.
      The Company may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £115 million. It is the view of the directors that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such guarantees are not expected to result in financial loss to the Group.
      As of December 31, 2004, the Group had outstanding letters of credit of £33 million mainly relating to self-insurance programs.
      The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2004, the Group was a guarantor of loans which could amount to a maximum of £15 million.
      The Group has given warranties in respect of the disposal of certain of its former subsidiaries. The Company believes that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such warranties are not expected to result in financial loss to the Group.

Pension Plan Commitments
      IHG operates three main schemes; the InterContinental Hotels UK Pension Plan, the Britvic Pension Plan, and the US based InterContinental Hotels Pension Plan.
      The InterContinental Hotels UK Pension Plan and the Britvic Pension Plan were both established with effect from April 1, 2003. On a Financial Report Standard (FRS) 17 ‘Retirement Benefits’ basis, at

December 31, 2004 the Plans had a deficit of £20 million and £108 million, respectively. In October 2004, £51 million was paid into the InterContinental Hotels UK Pension Plan, while £1 million was paid into the Britvic Pension Plan in January 2004. The defined benefits sections of both these Plans are generally closed to new members. In 2005, the Group expects to make projected regular contributions to the two UK principal plans of £17 million and additional contributions of £40 million to the Britvic Pension Plan.
      The US based InterContinental Hotels Plan is closed to new members and pensionable service no longer accrues for current employee members. On an FRS 17 basis, at December 31, 2004 the Plan had a deficit of $19 million.
      The InterContinental Hotels Group will be exposed to the funding risks in relation to the defined benefit sections of the InterContinental Hotels and Britvic Plans and the InterContinental Hotels Pension Plan, as explained in “Item 3. Key Information — Risk Factors”.
      Details of exchange and interest rate risk and financial instruments are disclosed in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.
INTERNATIONAL FINANCIAL REPORTING INFORMATION
      The Group will be required to produce its first set of audited financial statements in line with International Financial Reporting Standards for the year ending December 31, 2005. Historically, the Group financial statements have been prepared in accordance with UK GAAP. The following explanatory notes and reconciliations describe the differences between IFRS and UK GAAP reporting for the financial year 2004 as well as for the IFRS opening balance sheet at January 1, 2004.
      The effects of the transition are explained on the following pages which include balance sheet reconciliations at the date of transition, January 1, 2004, and at December 31, 2004 and a reconciliation of the profit and loss account for the year ended December 31, 2004.

IFRS accounting policies

Basis of Accounting
      The financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).
      The financial information is prepared on a historical cost basis, except for certain items of property, plant and equipment held at deemed cost under the transitional rules of IFRS.
      The principle IFRS accounting policies of the Group are set out below.

First Time Adoption of IFRS
      The Group has adopted IFRS from January 1, 2004 (“date of transition”) with the exception of IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”, which are adopted with effect from January 1, 2005 in accordance with the requirements of IFRS 1 “First-time Adoption of International Financial Reporting Standards”.
      In accordance with IFRS 1, the Group is entitled to a number of voluntary and mandatory exemptions from full restatement, which have been adopted as follows:
      Business combinations The basis of accounting for pre-transition combinations under UK GAAP has not been revisited. The initial carrying amount of assets and liabilities acquired in such business combinations is deemed to be equivalent to cost.
      Property, plant and equipment The Group has elected to retain UK GAAP carrying values of freehold and leasehold hotels including revaluations as deemed cost at transition.
      Employee benefits The cumulative actuarial gains and losses on defined benefit pension schemes and similar post retirement benefits at transition date have been recognised in full in equity.

      Foreign currencies The Group has elected not to recognize separately cumulative foreign exchange movements up to the transition date, and from January 1, 2004 onwards, to recognize foreign exchange differences on the retranslation of foreign subsidiaries in a separate reserve within equity.
      Share-based payments IFRS 2 “Share-based Payment” has been applied to all grants of equity instruments after November 7, 2002 that had not vested at January 1, 2005.

IFRS Accounting Policies
      The Group has adopted the transitional requirements of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” and IFRS 2 “Share-based Payment” from January 1, 2004.

Basis of Consolidation
      The Group financial statements comprise the financial statements of the Company and entities controlled by the Company.
      The results of those businesses acquired or disposed of are consolidated for the period during which they were under the Group’s control.

Investment In Associates
      An associate is an entity over which the Group has the ability to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the entity.
      Associates are accounted for using the equity method, unless the investment is held for sale (see below). Using the equity method, the Group’s investment is recorded at cost adjusted by the Group’s share of post acquisition profits and losses.

Assets Held for Sale
      Assets and liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction, rather than continuing use, and a sale is highly probable.
      Assets designated as held for sale are held at the lower of carrying amount at designation and fair value less costs to sell.
      Depreciation is not charged against tangible assets classified as held for sale.

Foreign Currencies
      Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date.
      The results of foreign operations are translated into sterling at weighted average rates of exchange for the period.
      Exchange differences arising from the retranslation of opening net assets and the net result for the year denominated in foreign currencies are transferred to the Group’s translation reserve within equity. Other exchange differences are taken to the profit and loss account.
      Goodwill arising on the acquisition of a foreign entity is treated as an asset of that foreign operation and is translated into sterling at the relevant closing rate.

Financial Instruments
      The Group has adopted both IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” from January 1, 2005.

      Under the transition rules of IFRS 1, IAS 32 and IAS 39 are not applied to comparative balances; in 2005, comparative balances will be presented on the existing UK GAAP basis.
      Trade debtors Trade debtors are recorded at their original amount less an allowance for any doubtful accounts.
      An allowance for doubtful accounts is made when collection of the full amount is no longer considered probable.
      Investments On adoption of IAS 39 non current investments are classified as available for sale and held at fair value. Gains and losses from fair value changes are recognized within equity. Impairment losses are recognized within the profit and loss account.
      Until January 1, 2005, such investments were recorded in accordance with UK GAAP at cost less any provision for impairment.
      Trade creditors Under both IAS 39 and UK GAAP, trade creditors are non interest bearing and are stated at their nominal value.
      Bank and other borrowings Under both IAS 39 (subject to the hedging policies outlined below) and UK GAAP, borrowings are stated at proceeds received plus any unamortized issue costs.
      Under IAS 39 and UK GAAP, finance charges including issue costs are charged to the profit and loss account using an effective interest rate method. Finance costs not settled in the period are included within the outstanding loan balance.
      Derivative financial instruments and hedging Under IFRS, non hedging derivatives and other treasury instruments are carried on the balance sheet at fair value. Movements in fair value are recognized in the profit and loss account.
      Derivatives designated as hedging instruments are accounted for in line with the nature of the hedging arrangement. Documentation outlining the measurement and effectiveness of a hedging arrangement is maintained throughout the life of the hedge relationship. Any ineffective element of a hedge arrangement is recognized in the profit and loss account.

Goodwill
      Goodwill arises on consolidation as the excess of the cost of acquisition over the fair value at the date of acquisition of assets acquired of a subsidiary, associate or jointly controlled entity.
      Goodwill is recognized as an asset and tested annually for impairment. Goodwill is not amortized.
      Negative goodwill is recognized immediately in the profit and loss account.
      Goodwill arising on acquisitions prior to September 30, 1998 was eliminated against shareholders’ funds under UK GAAP; it has not been reinstated. On disposal of a business, any such goodwill relating to the business will not be taken into account in determining the profit or loss on disposal.

Intangible Assets
      Acquired through a business combination On acquisition of an entity, intangible assets which are separately identifiable and arise from a legal or contractual right are recognized at fair value and amortized on a straight line basis over a period appropriate to the type of asset.
      Other intangible assets Amounts paid to hotel owners to secure management contracts and franchise agreements are capitalized and amortized over the shorter of the contracted period and 10 years.
      Internally generated development costs are capitalized when forecast related revenues exceed attributable forecast development costs.

      In the circumstance of a hotel or other asset being sold to a purchaser who then enters into a management or franchise contract with the Group, this is accounted for as an exchange of assets and the profit or loss on disposal is determined by comparing the net book value of the asset sold to the total consideration received, which includes an estimate of the fair value of the contract.

Property, Plant and Equipment
      Freehold and leasehold land and buildings are stated at cost, except as allowed under the IFRS 1 transition rules, less depreciation and any impairment.
      All other fixed assets are stated at cost less depreciation and impairment. Borrowing costs are not capitalized. Repairs and maintenance costs are expensed as incurred.
      Under the transition rules of IFRS 1, the Group has elected to use previous UK GAAP carrying values, including revaluations, as deemed cost at transition.
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

Impairment
      At each balance sheet date the Group reviews all assets to determine if there are any indicators of impairment. If indicators of impairment exist then the recoverable amount of an asset or cash generating unit (“CGU”) is estimated.
      Where individual assets do not generate cash flows independent from other assets, the Group reviews the carrying value and recoverable amount of a CGU. This is the smallest group of assets where independent cash flows are produced.
      Intangible assets with an indefinite life and goodwill are tested for impairment at least annually by comparing carrying values with recoverable amounts.
      If the recoverable amount of an asset or CGU is less than its carrying amount, the difference is recognized in the profit and loss account as an impairment loss.

Deferred Taxation
      Deferred tax assets and liabilities are recognized in respect of all temporary differences between the tax base and carrying value of assets and liabilities. Those temporary differences recognized include accelerated capital allowances, unrelieved tax losses, unremitted profits from overseas where the Group does not control remittance, gains rolled over into replacement assets, gains on previously revalued properties and other short-term temporary differences.
      Deferred tax assets are recognized to the extent that it is regarded as probable that the deductible temporary differences can be utilized. The recoverability of all deferred tax assets is reassessed at each balance sheet date.
      Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled.

Leases
      Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Pensions
      Defined contribution plans Payments to defined contribution schemes are charged to the profit and loss account as they fall due.
      Defined benefit plans Any excess or shortfall of scheme assets, measured at fair value, over scheme liabilities, measured using the projected unit credit method, is recognized in the balance sheet.
      Actuarial gains and losses are recognized in reserves in the year in which they arise.
      Past service cost is recognized immediately when the related benefits have vested. When benefits are not fully vested, these costs are recognized on a straight line basis over the remaining vesting period.
      Actuarial valuations are normally carried out every three years.

Self Insurance
      The Group is self insured for various levels of general liability, workers’ compensation and employee medical and dental coverage. Insurance reserves include projected settlements for known and incurred but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

Stocks
      Stocks are stated at the lower of cost and net realizable value. Cost includes direct purchase costs and other overheads incurred in bringing these stocks to their present location and condition. Cost is determined by a first-in, first-out method.
      Net realizable value represents estimated selling price less marketing and selling costs.

Revenue Recognition
      Revenue is derived from the following sources: owned and leased properties; management fees; franchise fees; sale of soft drinks and other revenues which are ancillary to the Group’s operations.
      Generally, revenue represents sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business and recognized when services have been rendered. The following is a description of the composition of revenues of the Group.
      Owned and leased revenue — derived from hotel operations, including the rental of rooms and food and beverage sales from a worldwide network of owned and leased hotels operated under the Group’s brand names. Revenue is recognized when rooms are occupied and food and beverage is sold.
      Management fees — earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotel’s profitability. Revenue is recognized in accordance with the contract.
      Franchise fees — received in connection with the franchise of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of room revenue. Revenue is recognized when earned.
      Soft Drinks — sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business. Revenue is recognized when sales are made.

Loyalty Program
      The hotel loyalty program, Priority Club Rewards, enables members to earn points, funded through hotel assessments, during each stay at an InterContinental Hotels Group hotel and redeem points at a later date for free accommodation or other benefits. The future redemption liability is included in creditors less than, and greater than, one year and is estimated using actuarial methods which estimate eventual redemption rates and points values.

Use of Estimates
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
      Cash comprises cash in hand and demand deposits.
      Cash equivalents are short-term highly liquid investments with a maturity of less than 90 days that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.
      Bank overdrafts repayable on demand are a component of cash equivalents.

Share-Based Payments
      In accordance with the transitional provisions of IFRS 2 “Share-based Payment” the Group has elected to apply IFRS 2 to grants, options and other equity instruments granted after November 7, 2002 not vested at January 1, 2004.
      The Group issues equity settled share-based payments to certain employees through incentive schemes and a Save As You Earn scheme. The fair value of these share-based payments is expensed on a straight line basis over the vesting period of the equity instrument, based on the Group’s best estimate of the number of shares that will vest.
      Fair value is based on option pricing models and the terms and conditions of the option schemes.

Proposed Dividend
      Dividends of £81 million (2003 £86 million) were proposed before the balance sheet date.

Accounting policy differences between UK GAAP and IFRS
      The Group financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from IFRS. The significant differences, as they apply to the Group, are summarized below.
      Assets held for sale Under UK GAAP there is no held for sale definition and no reclassification is required.
      Under IFRS, assets are classified as held for sale when their value will be recovered through a sale transaction rather than continuing use, and management consider a sale to be highly probable.
      Assets classified as held for sale are held at the lower of their carrying value and fair value less costs to sell. No depreciation or amortization is charged on assets held for sale.
      Discontinued operations Under UK GAAP, operations are classified as discontinued when the sale or termination of operations is completed before the earlier of three months after year end or approval of the financial statements. In addition, the operations concerned must have a material effect on the nature and focus of operations resulting in either a withdrawal from a particular class of business or geographical market or a material reduction in turnover in a continuing market.
      Under IFRS, the results of operations arising from assets classified as held for sale are classified as discontinued operations when the results relate to a separate line of business, or geographical area of operations, or where there is a coordinated plan to dispose of a separate line of business or geographical area of operations.
      Discontinued operations are shown as a separate figure, net of tax, on the face of the profit and loss account.
      Goodwill Under UK GAAP, goodwill is amortized over 20 years and tested for impairment annually.
      Under IFRS, goodwill is subject to annual impairment testing and is not amortized.
      Impairment Under UK GAAP, impairment is measured for an income-generating unit when indicators of impairment exist. All assets are reviewed for indicators of impairment at the balance sheet date.
      Under IFRS, all assets are reviewed for evidence of the existence of impairment indicators at each reporting date. Assets with an indefinite life (such as goodwill) are subject to impairment testing at least annually.
      Pension costs Under UK GAAP, the Group provides for the cost of retirement benefits based upon a consistent percentage of employees’ pensionable pay as recommended by independent qualified actuaries. Variations in regular pension costs are amortized over the average expected service life of current employees on a straight line basis. Scheme assets and liabilities are not recognized on the Group’s balance sheet.
      Under IFRS, the cost of providing defined benefit retirement benefits is recognized over the service life of scheme members. This cost is calculated by an independent qualified actuary, based on estimates of long-term rates of return on scheme assets and discount rates on scheme liabilities.
      Any excess or deficit of scheme assets over scheme liabilities is recorded as an asset or liability, respectively, in the Group’s balance sheet to the extent that it does not relate to unrecognized actuarial gains and losses.
      Each year the scheme net assets or liabilities are adjusted for actuarial gains and losses which are recognized directly in reserves.
      Share-based payment Under IFRS, the fair value of all share-based payments is expensed over the vesting period of the related equity instruments, based on the Group’s best estimate of the number of shares that will vest.
      Fair value is determined by an option pricing model applied to all share-based payments granted after November 7, 2002.
      Deferred taxation Under UK GAAP, deferred tax is provided on all timing differences, subject to certain exceptions. Accordingly, deferred tax is not provided on revaluation gains and gains rolled over into replacement assets unless there exists a binding agreement for sale, nor on unremitted earnings of investments except to the extent of accrued dividends or where there exists a binding agreement to distribute earnings.
      Under IFRS, deferred tax is recognized on all temporary differences between the tax base and carrying value of assets and liabilities, including those arising from revaluation of assets, on gains rolled over into replacement assets and on unremitted earnings of investments where the Group does not control the timing of distributions.
      In addition, IFRS requires the tax base of assets and liabilities to be determined by management’s current intended use and the intended manner of realization of the asset or liability.
      Cash and cash equivalents Under UK GAAP, there is no equivalent definition.

      Under IFRS, cash equivalents are defined as short-term highly liquid investments with a maturity of less than 90 days that are readily convertible into a known amount of cash.
      Dividends Under UK GAAP, dividends are recognized in the period in which they are declared.
      Under IFRS, dividends are recognized as an appropriation of reserves in the period in which they are approved.

Reconciliation of earnings under UK GAAP to IFRS for the year ended December 31, 2004

		Operating
		profit
		before						Earnings
		exceptional			Exceptional	Profit	Minority	available for
	Turnover	items	Interest	Tax	items	after tax	interest	shareholders

	(£ million)
As reported under UK GAAP	2,204	331	(22)	(50)	68	327	(28)	299
Remove goodwill amortization	—	10	—	(1)	—	9	(1)	8
Pension accounting adjustments	—	(6)	—	2	—	(4)	2	(2)
Share-based payment adjustments	—	(4)	—	3	—	(1)	—	(1)
Impairment of previously revalued assets	—	—	—	—	(6)	(6)	—	(6)
Depreciation adjustment of held for sale assets	—	15	—	(5)	—	10	—	10
Adjustment to provision for loss on disposal of operations	—	—	—	—	74	74	—	74
Tax adjustments	—	—	—	(5)	6	1	—	1

Under IFRS	2,204	346	(22)	(56)	142	410	(27)	383

Continuing operations	1,602	228	(22)	(18)	118	306	(27)	279
Discontinued operations	602	118	—	(38)	24	104	—	104

Key indicators

	UK GAAP		IFRS

	(£ million except per
	ordinary share
	amounts)
Net debt	(1,116)		(1,116)
Basic earnings per ordinary share	42.1	p	53.9	p

Reconciliation of basic EPS to adjusted EPS

		Pence per
		ordinary
	£ million	share

Basic EPS under IFRS	383	53.9p
Exceptional items:
Impairment of tangible fixed assets	48	6.7p
Administrative expense	11	1.5p
Other operating income	(20)	(2.8p	)
Profit on disposal of fixed assets	(15)	(2.1p	)
Provision against fixed asset investments	10	1.4p
Interest receivable	(22)	(3.1p	)
Interest payable	16	2.3p
Premium on early settlement of debt	17	2.4p
Tax credit on above items	(20)	(2.8p	)
Exceptional tax credit	(167)	(23.5p	)

	(142)	(20.0p	)

Adjusted EPS under IFRS	241	33.9p

Reconciliation of UK GAAP balance sheet to IFRS balance sheet at January 1, 2004

	Non current	Current	Current	Non current	Minority
	assets	assets	liabilities	liabilities	interests	Net assets	Equity

	(£ million)
As reported under UK GAAP	4,281	999	(1,085)	(1,478)	(163)	2,554	(2,554)
Reclassify proposed dividends	—	—	86	—	—	86	(86)
Pension accounting adjustments	—	(47)	—	(131)	57	(121)	121
Deferred tax adjustments	—	—	—	(163)	(17)	(180)	180
Reclassifications	30	(30)	—	—	—	—	—

Under IFRS at January 1, 2004	4,311	922	(999)	(1,772)	(123)	2,339	(2,339)

Reconciliation of UK GAAP balance sheet to IFRS balance sheet at December 31, 2004

	Non current	Current	Current	Non current	Minority
	assets	assets	liabilities	liabilities	interests	Net assets	Equity

	(£ million)
As reported under UK GAAP	4,017	757	(1,013)	(1,634)	(150)	1,977	(1,977)
Reclassify proposed dividends	—	—	81	—	—	81	(81)
Remove goodwill amortisation	10	—	—	—	(1)	9	(9)
Pension accounting adjustments	—	(110)	—	(125)	75	(160)	160
Deferred tax adjustments	—	—	—	(134)	(22)	(156)	156
Reclassify assets as held for sale	15	—	—	74	—	89	(89)
Reclassifications	31	(31)	—	—	—	—	—

Under IFRS at December 31, 2004	4,073	616	(932)	(1,819)	(98)	1,840	(1,840)

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
      Overall strategic direction of the Group is provided by the board of directors, comprising executive and non-executive directors, and by members of the executive committee.
      The directors and officers of InterContinental Hotels Group PLC as at April 25, 2005 are:

		Initially	Date of next
		appointed to	reappointment
Name	Title	the board	by shareholders

Andrew Cosslett	Director and Chief Executive	2005	2005
Richard Hartman	Director and Managing Director, EMEA	2003	2005
David Kappler(1)	Director and Senior Independent Director	2004	2005
Ralph Kugler(1)	Director	2003	2005
Robert C. Larson(1)	Director	2003	2005
Stevan Porter	Director and President, the Americas	2003	2006*
David Prosser(1)	Director	2003	2006*
Richard Solomons	Director and Finance Director Chairman of Britvic	2003	2005
Sir Howard Stringer(1)	Director	2003	2006*
David Webster(1)	Chairman	2003	2006*

*	One third of the directors are required to retire by rotation at each Annual General Meeting. Three of the four directors asterisked will be required to retire and/or stand for re-election at the Annual General Meeting to be held in 2006.

(1)	Non-executive director.

Officers

Name	Title	Initially appointed

Peter Gowers	Executive Vice President, Global Brand Services	2003
A. Patrick Imbardelli	Managing Director, Asia Pacific	2003
Jim Larson	Executive Vice President, Human Resources	2003
Richard Winter	Executive Vice President, Corporate Services, Group Company Secretary and General Counsel	2003

Former Directors and Officers
      Richard North served as director and Chief Executive of the Company from Separation in April 2003 until September 30, 2004.

Directors and Officers
Andrew Cosslett
      Andrew Cosslett was appointed Chief Executive in February 2005. He joined the Group from Cadbury Schweppes plc where he was most recently President, Europe, Middle East and Africa. During his career at Cadbury Schweppes he held a variety of senior regional management and marketing roles in the UK and Asia Pacific. He has over 11 years previous experience in brand marketing with Unilever. He is also non-executive Chairman of Duchy Originals Limited. Aged 50.

Peter Gowers
      Peter Gowers has previous international experience in management consultancy based in London and Singapore. He joined the Group in 1999 and was appointed Executive Vice President, Global Brand Services in January 2003. He is responsible for Group strategy, worldwide marketing and distribution, reservations and loyalty programs. Aged 32.
Richard Hartman
      Richard Hartman has over 38 years’ experience in the hotel industry including 30 years with Sheraton. He joined the Group in 1999 as Managing Director, Asia Pacific. Subsequently, as Managing Director, Europe, Middle East & Africa, he was appointed an executive director in April 2003. He is responsible for the business of all the Hotel brands and properties in the EMEA region. Aged 59.
A. Patrick Imbardelli
      A. Patrick Imbardelli has over 23 years’ experience in the hotel industry including 12 years with Southern Pacific Hotels Corporation. He joined the Group in 2000 and was appointed Managing Director, Asia Pacific in January 2003. He is responsible for the business of all the Hotel brands and properties in the Asia Pacific region. Aged 44.
David Kappler
      David Kappler was appointed a director and Senior Independent Director in June 2004. He is non-executive Chairman of Premier Foods plc and a non-executive director of Shire Pharmaceuticals Group plc and HMV Group plc. A qualified accountant and formerly Chief Financial Officer of Cadbury Schweppes plc until April 2004, he also served as a non-executive director of Camelot Group plc. He is Chairman of the Audit Committee. Aged 58.
Ralph Kugler
      Ralph Kugler was appointed a director in April 2003. He is President, Unilever Home and Personal Care, and has been nominated to join the Board of Unilever in May 2005. He has held a variety of senior positions globally for Unilever and has experience of regional management in Asia, Latin America and Europe (including as President of Unilever Latin America and, more recently, President of Unilever Europe, Home and Personal Care) with over 25 years’ involvement in brand marketing. Aged 49.
Jim Larson
      Jim Larson has over 25 years’ experience in human resources, most recently with the Kellogg Company. He joined the Group in 2002 as Executive Vice President, Human Resources. He is responsible for global reward strategy and implementation, talent management and leadership development. Aged 52.
Robert C. Larson
      Robert C. Larson was appointed a director in April 2003. He is Managing Director of Lazard Frères & Co LLC, Chairman of Lazard Frères Real Estate Investors, LLC and non-executive Chairman of United Dominion Realty Trust Inc. He served as a non-executive director of Six Continents PLC (formerly Bass PLC) from 1996 until April 2003. Aged 70.
Stevan Porter
      Stevan Porter spent 13 years with Hilton Corporation in a variety of senior management positions. He joined the Group in 2001 as Chief Operating Officer, the Americas. Subsequently, as President, the Americas, he was appointed an executive director in April 2003. He is responsible for the business of all the Hotel brands and properties in the Americas region. Aged 50.

David Prosser
      David Prosser is a qualified actuary with 40 years’ experience in financial services. Appointed a director in April 2003, he is Group Chief Executive of Legal & General Group Plc. He is Chairman of the Financial Services Skills Council and a director of the Royal Automobile Club Limited and of Epsom Downs Racecourse Limited. He served as Senior Independent Director from January to June 2004. He is Chairman of the Remuneration Committee. Aged 61.
Richard Solomons
      Richard Solomons qualified as a chartered accountant in 1985, followed by seven years in investment banking, based in London and New York. He joined the Group in 1992 and held a variety of senior finance and operational roles. He was appointed Finance Director of the Hotels business in October 2002 in anticipation of the Company’s listing in April 2003. He is responsible for finance and asset management, tax, treasury and central shared services. He is also Chairman of Britvic. Aged 43.
Sir Howard Stringer
      Sir Howard Stringer has over 35 years’ experience in the media and entertainment industries. He was appointed a director in April 2003. He is a director of Sony Corporation and Chairman and Chief Executive Officer of Sony Corporation of America and has been nominated to be Group Chairman and Chief Executive Officer of Sony Corporation. He served as a non-executive director of Six Continents PLC from 2002 until April 2003. Aged 63.
David Webster
      David Webster was appointed Deputy Chairman and Senior Independent Director of InterContinental Hotels Group on the Separation of Six Continents PLC in April 2003. He was appointed non-executive Chairman on 1 January 2004. He is also non-executive Chairman of Makinson Cowell Limited, a capital markets advisory firm. He was formerly Chairman of Safeway plc and a non-executive director of Reed Elsevier PLC. He is chairman of the Nomination Committee. Aged 60.
Richard Winter
      Richard Winter, a solicitor, qualified in 1973 and has 20 years’ commercial law experience in private practice. He joined the Group in 1994 as Director of Group Legal. He is now responsible for corporate governance, risk management, internal audit, data privacy, company secretariat, Group legal services and corporate social responsibility. Aged 56.
COMPENSATION
      In fiscal 2004, the aggregate compensation (including pension contributions, bonus and awards under the long term incentive plans) of the directors and officers of the Company was £5,191,000. The aggregate amount set aside or accrued by the Company in fiscal 2004 to provide pension retirement or similar benefits for those individuals was £243,000. An amount of nil was charged in fiscal 2004 in respect of bonuses payable to them under performance related cash bonus schemes and long term incentive plans.
      Note 4 of Notes to the Financial Statements sets out the individual compensation of the directors. The following are details of the Company’s principal share schemes, in which the directors of the Company participated during the period.

Former Six Continents Share Schemes
      Under the terms of the Separation of Six Continents PLC in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents options for equivalent value new options over IHG shares. During fiscal 2004, 7,429,736 such options were exercised, leaving a total of 12,568,562 such options outstanding at prices ranging from 308.48p to 593.29p.

      Under the terms of the Six Continents Special Deferred Incentive Plan 59,217 IHG shares were transferred to employees in 2004, reflecting entitlements existing prior to the Separation.

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
      In April 2004, options were granted to 180 employees over 6,951,420 IHG shares at 494.17p per share. In April 2005, options were granted to 58 employees over 2,104,570 IHG shares at 619.83p per share. For options granted in 2004 and 2005, the Company’s adjusted earnings per share over the three-year performance periods ending December 31, 2006 and December 31, 2007 must increase by at least nine percentage points over the increase in the UK Retail Prices Index for the same period for any of the award to vest. Options granted in 2004 are exercisable between 2007 and 2014 and options granted in 2005 are exercisable between 2008 and 2015, subject to the achievement of the performance condition.
      As of April 25, 2005, 27,633,433 IHG shares were subject to options under the Executive Share Option Plan.

Short Term Deferred Incentive Plan
      The IHG Short Term Deferred Incentive Plan (the “STDIP”) enables eligible employees, including executive directors, to receive all or part of their bonus in the form of IHG shares together with, in certain cases, a matching grant of free shares. The bonus and matching shares are deferred and released in equal amounts at the end of each of the three years following deferral. Participation in the STDIP is at the discretion of the IHG directors. The number of shares is calculated by dividing a specific percentage of the participant’s salary by the average share price for a period of days prior to the date on which the shares are granted. As of April 25 2005, conditional rights over 804,165 IHG Shares had been awarded to participants under the Plan.

Performance Restricted Share Plan
      The Performance Restricted Share Plan allows executive directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times annual salary for executive directors. In determining the level of awards within this maximum limit, the Committee takes into account the level of Executive Share Options already granted to the same person. As of April 25, 2005 conditional rights over 5,914,246 IHG shares had been awarded to employees under the plan. The plan provides for the grant of “nil cost options” to participants as an alternative to share awards. As of April 25, 2005, no such nil cost options had been granted.

Sharesave Plan
      The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a Savings Institution for 3 or 5 years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including executive directors) employed by participating Group companies provided they have been employed for at least one year. The Plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately following an announcement of results. As of April 25, 2005, 1,209,633 IHG shares were subject to options under the Sharesave Plan at a subscription price of 420.5p, exercisable up to the year 2009.

Options and Ordinary Shares held by Directors
      Details of the directors’ interests in the Company’s shares are set out below and in Note 4 of Notes to the Financial Statements.
BOARD PRACTICES

Contracts of Service
      The executive directors have service agreements with the Company.
      Prior to the Separation of Six Continents PLC Richard Hartman, Richard North, Stevan Porter and Richard Solomons entered into service agreements with a notice period of 12 months. Following the year end, Andrew Cosslett entered into a service agreement with an initial notice period of 24 months, reducing month-by-month to 12 months after the initial 12 month period. All new appointments are intended to have 12 month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial period reducing to 12 months may be used, following guidance in the Combined Code.
      David Webster took over as interim Chief Executive on September 15, 2004 following announcement that Richard North would resign as a director of the Company on September 30, 2004. David Webster’s remuneration in his capacity as interim Chief Executive was exclusive of his remuneration in his capacity as non-executive Chairman of the Company, which is the subject to six months’ notice.
      Non-executive directors, Ralph Kugler, Robert C. Larson, David Prosser and Sir Howard Stringer signed letters of appointment effective from the listing of IHG. David Kappler signed a letter of appointment effective from June 21, 2004. All non-executive directors’ appointments are subject to re-election at the Annual General Meeting at which they may retire by rotation.
      See Note 4 of the Notes to the Financial Statements for details of directors’ service contracts.

Payments on Termination
      No provisions for compensation for termination following change of control, or for liquidated damages of any kind, are included in the current directors’ contracts. In the event of any early termination of an executive director’s contract the policy is to seek to minimize any liability.
      Upon retirement, and under certain other specified circumstances on termination of his employment, a director will become eligible to receive benefit from his participation in a Company pension plan. See Note 4 of Notes to the Financial Statements for details of directors’ pension entitlements at December 31, 2004.

Executive Committee
      This Committee is chaired by the Chief Executive, Andrew Cosslett. It consists of the executive directors and senior executives from the Group and the regions and usually meets monthly. Its role is to consider and manage a range of important strategic and business issues facing the Group. It is responsible for monitoring the performance of the regional Hotels business and the Britvic business and is authorised to approve capital and revenue investment within levels agreed by the board.

Audit Committee
      The Audit Committee is chaired by David Kappler, who has significant recent and relevant financial experience and is the committee’s financial expert. He took over the role of Chairman of the Committee from

David Webster following his appointment to the board as Senior Independent Director on June 21, 2004. During 2004, the Audit Committee consisted of all the non-executive directors, excluding the Chairman of the Company. Since January 1, 2005, the membership of the Audit Committee has consisted of David Kappler, Ralph Kugler and David Prosser and is scheduled to meet at least four times a year.
      The Audit Committee assists the board in observing its responsibilities in relation to the integrity of the Group’s financial statements and associated announcements, the adequacy of internal control and risk management systems and the appointment and work of the internal and external auditors. The role of the Audit Committee, including the powers and responsibilities delegated by the board, is summarised below and in full in its terms of reference, a copy of which is available on the Company’s website or in writing on request.
      The Committee’s Chairman and financial expert, David Kappler, is a chartered management accountant and until April 2004 was Chief Financial Officer of Cadbury Schweppes plc. He also chairs the Audit Committees of two other UK public limited companies.
      The Committee’s principal responsibilities are to:

•	review the Company’s public statements on internal control and corporate governance compliance prior to their consideration by the board;

•	review the Company’s processes for detecting and addressing fraud, misconduct and control weaknesses and to consider the Company’s response to any such occurrence, including overseeing the process enabling the anonymous submission of concerns;

•	review reports from management, internal audit and external audit concerning the effectiveness of internal control, financial reporting and risk management processes;

•	review with management and the external auditor any financial statements required under UK or US legislation before submission to the board;

•	establish, review and maintain the role and effectiveness of the Internal Audit function, including overseeing the appointment of the Head of Internal Audit;

•	assume responsibility for the appointment, compensation, resignation, dismissal and the overseeing of the external auditor, including review of the external audit, its cost and effectiveness;

•	pre-approve non-audit work to be carried out by the external auditor and the fees to be paid for that work along with the monitoring of the external auditor’s independence; and

•	adopt and oversee a specific Code of Ethics for the senior financial officers, which is consistent with the Company’s overall Guidelines for Proper Business Conduct.
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
     Remuneration Committee
      The Remuneration Committee, chaired by David Prosser, consists of all the non-executive directors, excluding the Chairman of the Company (Ralph Kugler, Robert C. Larson, David Prosser and Sir Howard

Stringer), and meets at least three times a year. The Committee advises the board on overall remuneration policy. The Committee also determines, on behalf of the board, and with the benefit of advice from external consultants and members of the Human Resources department, the remuneration packages of the executive directors and other members of the Executive Committee. No member of the Committee has any personal financial interest, other than as a shareholder, in the matters to be decided by the Committee.
     Nomination Committee
      The Nomination Committee’s quorum comprises any three non-executive directors although, where possible, all non-executive directors are present. It is chaired by the Chairman of the Company and is responsible for nominating, for the approval of the board, candidates for appointment to the board and, also for succession planning. The Committee generally engages external consultants to advise on candidates for board appointments and did so in connection with the appointments of Messrs Kappler and Cosslett. The Committee also assists the board in identifying and developing the role of the Senior Independent Director.
      A description of the significant ways in which the Company’s actual corporate governance practices differ from the New York Stock Exchange corporate governance requirements followed by U.S. companies can be found on the Company’s website at www.ihgplc.com.
EMPLOYEES
      The Group employed an average of 29,659 people worldwide in the year ended December 31, 2004. Of these, approximately 94% were employed on a full-time basis and 6% were employed on a part-time basis.
      The table below analyzes the distribution of the average number of employees for the last three fiscal periods by division and by geographic region.

		Rest of Europe,
		the Middle East
	United Kingdom	and Africa	United States	Rest of World	Total

2004:
Hotels	9,676	6,601	8,241	2,317	26,835
Soft drinks	2,824	—	—	—	2,824

InterContinental Hotels Group	12,500	6,601	8,241	2,317	29,659

2003:
Hotels	11,174	5,585	5,704	4,648	27,111
Soft drinks	2,698	—	—	—	2,698

InterContinental Hotels Group	13,872	5,585	5,704	4,684	29,809
Discontinued operations	15,014	—	—	—	15,014

	28,886	5,585	5,704	4,648	44,823

2002:
Hotels	11,872	5,622	5,944	4,947	28,385
Soft drinks	2,637	—	—	—	2,637

InterContinental Hotels Group	14,509	5,622	5,944	4,947	31,022
Discontinued operations	36,710	2,037	—	—	38,747

	51,219	7,659	5,944	4,947	69,769

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
      In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. At December 31, 2004, the minimum wage for individuals between 18 and under the age of 22 was £4.10 per hour and £4.85 per hour for individuals age 22 and above. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.
      Less than 5% of the Group’s UK employees are covered by collective bargaining agreements with trade unions.
      Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.
SHARE OWNERSHIP
      The interests of the directors and officers in the shares of the Company at April 25, 2005 were as follows:

Ordinary
shares of
112p

Directors
Andrew Cosslett	10,000
Richard Hartman	95,615
David Kappler	2,602
Ralph Kugler	892
Robert C. Larson	10,714
Stevan Porter	88,077
David Prosser	4,464
Richard Solomons	55,009
Sir Howard Stringer	7,566
David Webster	13,395

Officers
Peter Gowers	(Nil)
A. Patrick Imbardelli	52,202
Jim Larson	38,877
Richard Winter	8,159
      The above shareholdings are all beneficial interests. The percentage of ordinary share capital owned by each of the directors is negligible.
      On April 25, 2005, the executive directors’ technical interest in unallocated InterContinental Hotels Group PLC ordinary shares held by the Trustees of the ESOP was 2,831,979 shares.
      The directors’ interests in options to subscribe for shares as at the year end in InterContinental Hotels Group PLC as at December 31, 2005 are set out in Note 4 of Notes to the Financial Statements.
      The directors do not have different voting rights from other shareholders of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
      As far as is known to management, InterContinental Hotels Group PLC is not directly or indirectly owned or controlled by another corporation or by any government. Under the provisions of Section 198 of the Companies Act, InterContinental Hotels has been advised of the following interests in its shares, being greater than 3% of its issued share capital as at April 25, 2005.

	April 2005			April 2004		December 2002

	Number of		Percent	Number of	Percent	Number of	Percent
Identity of person or group	shares/ADSs		of class	shares/ADSs	of class	shares/ADSs	of class

Lloyds TSB Group Plc	26,773,575		4.44%	(1)	(1)	(1)	(1)
Legal & General Group Plc	24,233,225	(2)	4.02%	29,924,045	4.10%	24,176,81	3.10%
Barclays PLC	20,246,584		3.36%	(1)	(1)	(1)	(1)
AXA SA	18,121,201		3.00%	(1)	(1)	(1)	(1)
Dodge & Cox Funds	(1)		(1)	25,106,594	3.40%	(1)	(1)

(1)	No notification of an above 3% shareholding received.

(2)	The number of shares stated to be beneficially held by Legal & General Group Plc (and its subsidiaries) is derived from the number of shares notified to the Company by Legal & General Group Plc, as adjusted to take account of a subsequent 25 for 28 share consolidation.
     The Company’s major shareholders do not have different voting rights from other shareholders of the Company. The Company does not know of any arrangements the operation of which may result in a change in its control.
      As of April 25, 2005, 29,548,420 ADSs equivalent to 29,548,420 ordinary shares, or approximately 5% of the total ordinary shares in issue, were outstanding and were held by 1,425 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.
      As of April 25, 2005, there were a total of 81,566 record holders of ordinary shares, of whom 216 had registered addresses in the United States and held a total of 256,987 ordinary shares (0.04% of the total issued).
RELATED PARTY TRANSACTIONS
      Other than as herein described, the Company has entered into no related party transactions or loans.
      Pursuant to an agreement dated February 12, 2003, Thomas R Oliver, a former director of Six Continents, was contracted to provide consultancy services to the Group. This agreement ended in March 2005. (See Note 4 of Notes to the Financial Statements).
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

Dividends
      See “Item 3. Key Information — Dividends”.
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

	£ per
	Ordinary share		$ per ADS

Year ended September 30	High	Low	High	Low

2000	8.42	5.80	13.75	8.50
2001	8.02	5.49	12.00	7.75
2002	7.83	5.41	11.73	7.49

	£ per
	Ordinary share		$ per ADS

15 months ended December 31	High	Low	High	Low

2003 — October 1 to April 11 Six Continents	6.35	4.61	10.08	7.49
2003 — April 15 to December 31 IHG	5.55	3.38	9.82	5.26
Year ended December 31

2004	6.91	4.79	13.09	8.70

	£ per
	ordinary share		$ per ADS

15 months ended December 31	High	Low	High	Low

2003
First quarter	5.90	4.61	9.23	7.49
Second quarter	6.35	4.62	10.08	7.73
Third quarter — April 1 to April 11 Six Continents	6.18	5.92	9.74	9.33
Third quarter — April 15 to June 30	4.52	3.38	7.80	5.26
Fourth quarter	5.24	4.39	8.52	7.13
Final quarter	5.55	4.85	9.82	8.22

	£ per
	Ordinary share		$ per ADS

Year ended December 31	High	Low	High	Low

2004
First quarter	5.75	4.79	10.80	8.90
Second quarter	5.82	4.87	10.78	8.70
Third quarter	6.49	5.37	11.82	9.88
Fourth quarter	6.91	6.45	13.09	11.80
2005
First quarter	6.97	6.17	13.06	11.65
Second quarter (through April 25, 2005)	6.33	6.23	12.00	11.71

	£ per
	ordinary share		$ per ADS

Month ended	High	Low	High	Low

October 2004	6.75	6.45	12.59	11.80
November 2004	6.91	6.56	12.98	12.35
December 2004	6.72	6.47	13.09	12.61
January 2005	6.79	6.43	12.98	12.25
February 2005	6.97	6.63	13.06	12.66
March 2005	6.77	6.17	13.06	11.65
April 2005 (through to April 25, 2005)	6.42	6.12	12.61	12.31
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
      The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by the Company and its subsidiaries shall not exceed an amount equal to three times the Company’s share capital and aggregate reserves, unless sanctioned by an ordinary resolution of the Company.
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
     Voting Rights
      Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every 112 pence in nominal amount of the shares held by that shareholder. A poll may be demanded by any of the following:

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
MATERIAL CONTRACTS
      The Separation agreements summarized in “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Summary of Main Agreements Relating to the Separation” are material contracts of the Group. In addition, the following contracts have been entered into otherwise than in the course of ordinary business by members of the Group either (i) in the two years immediately preceding the date of this document in the case of contracts which are or may be material or (ii) which contain provisions under which any Group member has any obligation or entitlement which is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below.
     Disposal of Bass Brewers
      The disposal agreement for Bass Brewers, including the business and assets of Bass Beers Worldwide, and Six Continents’ 80% shareholding in Praszke Pivovary, was entered into on June 14, 2000 between Six Continents and certain of its subsidiaries and Interbrew and certain of its subsidiaries. The transaction completed on August 22, 2000. Pursuant to the disposal agreement, certain subsidiaries of Interbrew acquired Bass Brewers from Six Continents’ subsidiaries. Both Six Continents and Interbrew guaranteed certain of their respective subsidiaries’ obligations under the disposal agreement.
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

Britvic Joint Venture Agreements
      Britvic, Bass Public Limited Company (now Six Continents PLC), Whitbread and Company PLC, Allied-Lyons PLC and Allied Breweries Limited entered into a joint venture agreement dated February 10, 1986 under which Allied’s soft drinks business was acquired by Britvic (which at that time comprised the former soft drinks business of Six Continents and Whitbread and Company PLC in an existing joint venture) in exchange for which Allied received shares in Britvic. This agreement governs the relations of Six Continents, Whitbread and Allied as shareholders of Britvic. InterContinental Hotels Group PLC became a party to this agreement (and Six Continents was released from its obligations) on March 10, 2004.

IHG Facility Agreement
      On November 9, 2004, InterContinental Hotels Group PLC signed a new £1,600 million bank facility agreement with The Bank of Tokyo-Mitsubishi, Ltd., Barclays Capital, Citigroup Global Markets Limited, HSBC Bank plc, J.P. Morgan plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, SG Corporate & Investment Banking (the corporate and investment banking division of Société Generale) and WestLB AG, London Branch, all acting as mandated lead arrangers and underwriters and HSBC Bank plc as agent bank.
      The facilities are split into a £1.1 billion 5 year revolving credit facility and a £500 million 364 day revolving credit facility, the latter having a one year term-out option.
      The interest margin payable on borrowings under the IHG Facility Agreement is linked to IHG’s consolidated net debt to consolidated EBITDA ratio; initially the margin was set at LIBOR + 0.375% p.a. The margin can vary between LIBOR + 0.325% and LIBOR + 0.60% depending on the level of the ratio.
      As part of this refinancing the Group repurchased its euro and sterling denominated bonds.

Britvic IPO Agreement
      Britvic and InterContinental Hotels Group PLC, Allied Domecq PLC, Whitbread Group PLC (the “Britvic Original Shareholders”) and PepsiCo Inc. (together with the Britvic Original Shareholders “the Britvic Shareholders”) entered into the Britvic IPO Agreement dated April 22, 2005 providing for PepsiCo’s rights as a minority shareholder of Britvic and the terms on which the parties would agree to proceed with an initial public offering of Britvic. The parties have agreed, subject, amongst other things, to market conditions, to consider an initial public offering of Britvic prior to December 31, 2008.
      The Britvic IPO Agreement also sets out the Britvic Shareholders’ rights to acquire and dispose of Britvic ordinary shares on and following any initial public offering.

      If a Britvic initial public offering has occurred, the Britvic IPO Agreement terminates upon the earlier of (a) the date on which each of the Britvic Original Shareholders has decreased its shareholding in Britvic to 3 per cent or (b) the third anniversary of the date of the listing of Britvic (or, if later, December 31, 2008). If no Britvic initial public offering has occurred, the Britvic IPO Agreement shall terminate upon the earlier of December 31, 2008 or the date upon which the Britvic board of directors decides not to proceed with an initial public offering.

Disposal to Hospitality Properties Trust (2003)
      On July 1, 2003, IHG Resources entered into a Purchase and Sale Agreement with HPT IHG Properties Trust (“HPT IHG”), pursuant to which HPT IHG purchased from InterContinental Hotels Group Resources, Inc (“IHG Resources”), 16 Staybridge Suites hotels situated in the United States for US$185 million. The Group continues to manage those hotels.
      Under the Purchase and Sale Agreement, IHG Resources has given certain customary warranties to HPT IHG.

Disposal to Hospitality Properties Trust (2004)
      On December 17, 2004, BHR Texas L.P., InterContinental Hotels Group Resources, Inc., Crowne Plaza LAX, LLC, Crowne Plaza Hilton Head Holding Company, Holiday Pacific Partners Limited Partnership, 220 Bloor Street Hotel Inc. and Staybridge Markham, Inc. (together, the “Vendors”) entered into a Purchase and Sale Agreement (as amended and restated on February 9, 2005) with HPT IHG — 2 Properties Trust (“HPT IHG-2”), pursuant to which HPT IHG-2 purchased from the Vendors 12 hotels situated in the United States and Canada. On the same date, Six Continents International Holdings B.V. (“SIH”), entered into a Stock Purchase Agreement (as amended and restated on February 9, 2005) with HPT IHG-2, pursuant to which HPT IHG-2 purchased from SIH all of the shares in Crowne Plaza (Puerto Rico) Inc., which is the owner of a hotel in Puerto Rico. The total consideration payable by HPT IHG-2 for the sales amounted to US$425 million, before transaction costs, equivalent to net book value (of which US$395 million was received upon the main completion of the sale on February 16, 2005, with the remaining US$30 million to be received upon the completion of the sale of the InterContinental hotel in Austin, expected to be on or around June 1, 2005). The Group will continue to manage the hotels.
      Under the Purchase and Sale Agreement and Stock Purchase Agreement, the Vendors have given certain customary warranties and indemnities to HPT IHG-2.
      In connection with the disposals referred to above, IHG has agreed to guarantee certain amounts payable to HPT IHG and HPT IHG-2 in relation to the managed hotels sold by the Group to HPT IHG and HPT IHG-2. The guarantee is for a maximum amount of US$125 million and requires amounts to be paid by IHG to HPT IHG and/or HPT IHG-2 (and/or their designated affiliate) irrespective of the revenue generated by the relevant hotels. The guarantee may be terminated if certain financial tests are met.

UK Hotels Disposal
      A Share Purchase Agreement (the “SPA”) was entered into on March 10, 2005 between Six Continents, IHC London (Holdings) Limited (“IHC Holdings”) and LGR Acquisition and LGR Holdings Limited (“LGR”). Pursuant to the SPA, Six Continents and IHC Holdings (the “Sellers”) have agreed to sell all of the issued ordinary share capital of Six Continents Hotels & Holidays Limited, Holiday Inn Limited, NAS Cobalt No. 2 Limited and London Forum Hotel Limited respectively (together, the “LGR Shares”) to LGR and to transfer to LGR certain contractual rights to the extent they relate to the hotels LGR will indirectly acquire under the SPA (the “LGR Hotels”) and which remain to be completed or performed, or remain in force, after completion of the sale of the Shares to LGR under the SPA.
      The agreed sale price for the LGR Shares was £1 billion. Receipt of £40 million of the total proceeds has been deferred, contingent upon certain pre-agreed performance targets being reached. Completion of the SPA is conditional upon the receipt of European Commission clearance. Following completion, the Group will continue to manage the LGR Hotels.
      Under the SPA, the Sellers gave certain warranties in relation to the assets disposed of and LGR gave certain warranties in relation to its authority to enter into the SPA and its capacity to perform its obligations under the SPA. Certain indemnities were also given by the Sellers.
EXCHANGE CONTROLS
      There are no restrictions on dividend payments to US citizens.
      Although there are currently no UK foreign exchange control restrictions on the export or import of the capital or the payment of dividends on the ordinary shares or the ADSs, from time to time English law imposes restrictions on the payment of dividends to persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries (each of the foregoing, a “Prohibited Person”).
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
      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and published practice of the UK Inland Revenue, all as currently in effect, and on the Double Taxation Convention between the United States and the United Kingdom that was ratified in March 2003 (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.
      This section is further based in part upon the representations of the Depositary and assumes that each obligation in the Company ADR Deposit Agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADRs. Generally, exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains.
      The US Treasury has previously expressed concerns that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADRs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, for qualified dividend income. Accordingly, the analysis of the availability of the reduced rate of tax for qualified dividend income described below could be affected by actions taken by parties to whom the ADRs are pre-released.
      Investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances, and in particular whether they are eligible for the benefits of the Treaty.

Taxation of Dividends

United Kingdom Taxation
      Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

United States Federal Income Taxation
      Subject to the passive foreign investment company (“PFIC”) rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%. The Company expects that dividends paid by the Company with respect to the shares or ADSs will constitute qualified dividend income.
      Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit limitation purposes, dividends will be income from sources outside the United States.
      The amount of the dividend distribution will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/ US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the United States.
      Distributions in excess of the Company’s current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because the Company has not historically maintained, and does not currently maintain, the worldwide Group’s books in accordance with US tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company’s current or accumulated earnings and profits as computed for US federal income tax purposes. As a result, the Company expects that amounts distributed will be reported to the Internal Revenue Service as a dividend.

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

United States Federal Income Taxation
      Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of shares or ADSs will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in the shares or ADSs. Generally, capital gain of a non-corporate US holder that is recognized before January 1, 2009 is taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

PFIC Rules
      The Company believes that the Company shares and ADSs will not be treated as stock of a PFIC for US federal income tax purposes for its 2004 taxable year. However this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Company shares or ADSs, gain realized on the sale or other disposition of Company shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the Company shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the Company shares or ADSs (generally, the excess of any distribution received on the Company shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” would not apply.

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

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)
      The transfer of ordinary shares will generally be liable to stamp duty at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional agreement to transfer ordinary shares will generally be subject to SDRT at 0.5% of the agreed consideration. However, if within the period of six years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement and duly stamped, any liability to SDRT will usually be repaid, if already paid, or cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.
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
DOCUMENTS ON DISPLAY
      It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings since May 22, 2002 are also publicly available through the SEC’s website located at http://www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange and Interest Rate Risk, and Financial Instruments
      The Group’s treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with board approved policies and are subject to regular internal audit. The treasury function does not operate as a profit center. Treasury activities include money market investments, spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options, and forward rate agreements.
      One of the primary objectives of the Group’s treasury risk management policy is to protect the financial covenant ratios in the loan documentation against the adverse impact of movements in interest rates and foreign exchange rates.
      Movements in foreign exchange rates, particularly in the US dollar and the euro, can affect the Group’s reported net income, net assets and interest cover. To hedge this translation exposure as far as is reasonably practical, borrowings are taken out in foreign currencies (either directly or via currency swaps) which broadly match those in which the Group’s major net assets are denominated.
      Foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.
      Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25%, and no more than 75%, of net borrowings for each major currency. This is achieved through the use of interest rate swaps and options, and forward rate agreements.

      At December 31, 2004 27% of borrowings in major currencies were at fixed rates and 73% were at variable rates. Based on the period end net debt position, and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates or a similar rise in euro rates would increase the net interest charge by approximately £2 million and £6 million respectively.
      At December 31, 2003, 59% of borrowings in major currencies were at fixed rates and 41% were at variable rates. Based on the December 31, 2003 net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates or a similar rise in euro interest rates, would increase the net interest charge by approximately £4 million in each case.
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

At December 31, 2004

	Expected to mature before December 31

	2005	2006	2007	2008	2009	Thereafter	Total	Fair value(i)

	(£ million, except percentages)
Long-Term Debt:
Fixed Rate (US dollar)	—	—	—	—	—	0.5	0.5	0.8
Average dollar interest rate	—	—	—	—	—	11.0%	11.0%	—
Fixed Rate (£)	—	—	—	—	—	2.8	2.8	2.2
Average interest rate	—	—	—	—	—	—	—	—
Fixed Rate (euro)	0.5	0.6	31.3	0.2	—	—	32.6	33.3
Average interest rate	7.0%	6.9%	6.3%	7.8%	—	—	6.4%	—
Variable Rate (various currencies)	10.1	1.8	1.8	10.9	1,099.6	1.2	1,125.4	1,125.4
Average interest rate	2.7%	3.9%	3.9%	6.4%	3.1%	3.0%	3.2%	—

	Expected to mature before December 31

	2005	2006	2007	2008	2009	Thereafter	Total	Fair value(i)

	(local currency million, except percentages)
Interest Rate Swaps and Forward rate agreements:
Principal (US dollar)	—	200	—	—	—	—	200	(4)
Fixed rate payable	—	4.5%	—	—	—	—	4.5%	—
Variable rate receivable	—	2.2%	—	—	—	—	2.2%	—
Principal (euro)	215	—	—	—	—	—	215	(1)
Fixed rate payable	2.9%	—	—	—	—	—	2.9%	—
Variable rate receivable	2.2%	—	—	—	—	—	2.2%	—
Principal (Australian dollar)	60	—	—	—	—	—	60	—
Fixed rate payable	5.4%	—	—	—	—	—	5.4%	—
Variable rate receivable	5.4%	—	—	—	—	—	5.4%	—
Principal (Hong Kong dollar)	300	—	—	—	—	—	300	(1)
Fixed rate payable	1.5%	—	—	—	—	—	1.5%	—
Variable rate receivable	1.0%	—	—	—	—	—	1.0%	—

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.

Exchange Risk Sensitivity
      The following information provides details of the Group’s derivative and other financial instruments by currency presented in sterling equivalents. The tables above provide details of non-sterling denominated long-term debt obligations which are subject to foreign currency exchange rates movements while the table below presents amounts and weighted average rates of foreign currency forward exchange contracts held at December 31, 2004. All forward exchange agreements mature within one year.

At December 31, 2004

	Receive for $		Receive for £

		Average		Average
	Contract	contractual	Contract	contractual
	amount	exchange rate	amount	exchange rate

	(£ million)		(£ million)
Sterling	177.8	1.83	—
US dollar	—		4.2	1.88
Euro	—		21.7	1.38

Total	177.8		25.9

Fair value of forward contracts	8.4		1.0

      As part of the strategy to provide a currency hedge against currency net assets, the Group enters into currency swap agreements. A swap agreement has the effect of depositing cash surplus to immediate requirements and borrowing currencies which are required.
      The Group had the following currency swap agreements at December 31, 2004:

	Deposited	Borrowed
	2004	2004

	(million)
Sterling to US dollar	£52		$100
Sterling to euro	£239		€350
Sterling to Australian dollar	£48	A$	120

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      None.

ITEM 15.	CONTROLS AND PROCEDURES
      As at the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c)). These are defined as those controls and procedures designed to ensure that information required to be disclosed in report filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the specified periods. Based on that evaluation, the Chief Executive and Finance Director concluded that the Company’s controls and procedures were effective.
      There have been no significant changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16.	[RESERVED]
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
      The Senior Independent Director David Kappler, who has significant recent and relevant financial experience is the “Audit Committee Financial Expert” as defined under the regulations of the US Securities and Exchange Commission.
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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
      Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

		15 months
	Year ended	ended
	December 31,	December 31,
	2004	2003

	(£ million)
Audit fees	3.8	2.8
Audit related fees	1.6	7.2
Tax fees	0.5	1.2

Total	5.9	11.2

      Audit related fees include £nil (2003 £6.3 million) in relation to the Separation and bid defense. These costs have been charged to exceptional items (see Note 5 of Notes to the Financial Statements). Other audit related fees principally comprise accounting consultations, completion accounts and non-statutory reporting. Tax fees principally relate to tax compliance and tax advice services.
      The Audit Committee has a process to ensure that any non-audit services do not compromise the independence and objectivity of the external auditors, and that relevant UK and US professional and regulatory requirements are met. A number of criteria are applied when deciding whether pre-approval for such services should be given. These include the nature of the service, the level of fees, and the practicality of appointing an alternative provider, having regard to the skills and experience required to supply the service effectively. Cumulative fees for audit and non-audit services are presented to the Audit Committee on a quarterly basis for review. The Audit Committee is responsible for monitoring adherence to the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
			Total number of
			shares purchased	Maximum number
	Total		as part	of shares that may
	number of	Average	of publicly	yet be purchased
	shares	price paid	announced plans or	under the plans or
Period of fiscal year	purchased	per share	programs	programs
		(£)
Month 1	—
Month 2	—
Month 3 (03.11.04 - 03.31.04)	10,490,000	4.97	10,490,000	99,605,835
Month 4 (04.01.04 - 04.26.04)	9,760,000	5.11	9,760,000	89,845,835
Month 5	—		—
Month 6 (06.02.04 - 06.25.04)	6,620,000	5.36	6,620,000	99,297,695
Month 7 (07.13.04 – 07.30.04)	6,236,000	5.76	6,236,000	93,061,695
Month 8 (08.02.04 – 08.06.04)	6,730,000	5.81	6,730,000	86,331,695
Month 9 (09.13.04 – 09.30.04)	2,250,000	6.29	2,250,000	84,081,695
Month 10 (10.01.04 – 10.22.04)	1,800,000	6.61	1,800,000	82,281,695
Month 11 (11.30.04 only)	150,000	6.68	150,000	82,131,695
Month 12 (12.01.04 – 12.03.04)	599,981	6.71	599,981	81,531,714
Month 12 (12.17.04 – 12.23.04)	1,750,000	6.50	1,750,000	91,439,655

Total	46,385,981		46,385,981

      On March 11, 2004 the Company announced an on-market share repurchase program for £250 million. By December 20, 2004 the program was completed with, in total, 45.6 million shares repurchased at an average price of 548 pence per share.
      On September 9, 2004, the Company announced a further £250 million share repurchase program. By December 31, 2004 a further 0.8 million shares had been repurchased at an average price per share of 651 pence (total £5 million). By April 25, 2005, a total of 20,259,275 million shares had been repurchased under the second repurchase program at an average price per share of 632 pence per share (approximately £128 million).
      During fiscal 2004, 5,062,409 ordinary shares were purchased by the Company’s Employee Share Ownership Trust at prices ranging from £4.94 per share to £6.57 per share, for the purpose of satisfying future share awards to employees.
PART III

ITEM 17.	FINANCIAL STATEMENTS
      Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
      The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

Page

Report and Consent of Independent Registered Public Accounting Firm	F-1
Financial Statements
Consolidated Profit and Loss Account for the year ended December 31, 2004, the 15 months ended December 31, 2003 and the year ended September 30, 2002	F-3
Consolidated Statement of Total Recognized Gains and Losses for the year ended December 31, 2004, the 15 months ended December 31, 2003 and the year ended September 30, 2002	F-4
Consolidated Balance Sheet at December 31, 2004 and 2003	F-5
Consolidated Statement of Changes in Shareholders’ Funds for the year ended December 31, 2004, the 15 months ended December 31, 2003 and the year ended September 30, 2002	F-6
Consolidated Statement of Cash Flows for the year ended December 31, 2004, the 15 months ended December 31, 2003 and the year ended September 30, 2002	F-8
Notes to the Financial Statements	F-9
Schedule for the year ended December 31, 2004, the 15 months ended December 31, 2003 and the year ended September 30, 2002
Schedule II — Valuation and Qualifying Accounts	S-1

ITEM 19.	EXHIBITS
      The following exhibits, other than Exhibits 13.1 and 13.2, are filed as part of this Annual Report:

Exhibit 1	Memorandum and Articles of Association of IHG (incorporated by reference to Exhibit 4 of InterContinental Hotels Group’s Registration Statement on S-8 (File No. 1-10409) filed with the SEC on April 23, 2003)

Exhibit 2(b)(i)	Instruments defining the Rights of Holders of Long-Term Debt: The total amount of long-term debt securities of the Group authorized under any individual instrument, other than the “Amended and Restated Trust Deed” dated September 21, 2000 relating to the Company’s €2000 million Debt Issuance Program originally constituted on October 9, 1998 (incorporated by reference to Exhibit 2 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001), and the “Trust Deed” dated September 24, 2003 relating to the Company’s €1,000 million Debt Issuance Program and filed as Exhibit 2(b)(i) hereto does not exceed 10% of the total assets of the Group on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request

Exhibit 4(a)(i)	Agreement dated June 14, 2000 between the Company and the others and Interbrew SA and others relating to the disposal of Bass Brewers (incorporated by reference to Exhibit 4 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 21, 2000)

Exhibit 4(a)(ii)	£1,600 million Facility Agreement dated November 9, 2004 among Bank of Tokyo-Mitsubishi, Ltd., Barclays Capital, Citigroup Global Markets Limited, HSBC Bank plc, JP Morgan plc, Lloyds Bank plc, The Royal Bank of Scotland plc, SG Corporate & Investment Banking and West LB AG

Exhibit 4(a)(iii)	Joint Venture Agreement, dated February 10, 1986, amongst Britannia Soft Drinks Limited, InterContinental Hotels Group PLC, Whitbread PLC, Allied Domecq PLC, Six Continents Investments Limited, Whitbread Group PLC and Allied

Domecq Overseas (Canada) Limited (incorporated by reference to Exhibit 4(a)(iii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409), dated April 8, 2004)

Exhibit 4(a)(iv)	Mitchells and Butlers Group Transfer Share Purchase Agreement, dated April 15, 2003 (incorporated by reference to Exhibit 4(a)(ii) of Mitchells and Butlers plc’s Registration Statement on Form 20-F (File No. 1-31653), dated March 28, 2003)

Exhibit 4(a)(v)	Separation Agreement dated April 15, 2003 between IHG and the Six Continents Group (incorporated by reference to Exhibit 4(a)(i) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 1-31653), dated March 28, 2003)

Exhibit 4(b)(i)	Purchase and Sale Agreement dated July 1, 2003 between InterContinental Hotels Group Resources Inc and HPT

Exhibit 4(b)(ii)	Amended and Restated Purchase and Sale Agreement dated February 9, 2005 among BHR Texas L.P., InterContinental Hotels Group Resources Inc, Crowne Plaza LAX, LLC, Crowne Plaza Hilton Head Holding Company, Holiday Pacific Partners Limited Partnership, Staybridge Markham and HPT

Exhibit 4(b)(iii)	Britvic IPO Agreement dated April 22, 2005 among Britannia Soft Drinks Limited, InterContinental Hotels Group PLC, Allied Domecq PLC, Whitbread Group PLC and Pepsico Inc

Exhibit 4(b)(iv)	Share Purchase Agreement dated March 10, 2005 between IHC London (Holdings) Limited, and LGR Acquisition and LGR Holdings Limited

Exhibit 4(b)(v)	Amended and Restated Stock Purchase Agreement dated February 9, 2005 between Six Continents International Holdings, B.V. and HPT IHG-2

Exhibit 4(c)(i)	Richard Hartman’s service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(i) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004

Exhibit 4(c)(ii)	Richard North’s service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(ii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004

Exhibit 4(c)(iii)	Stevan Porter’s service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004

Exhibit 4(c)(iv)	Richard Solomons’ service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iv) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004

Exhibit 4(c)(v)	Andrew Cosslett’s service contract dated December 13, 2004

Exhibit 4(c)(vi)	Agreement, dated February 12, 2003, between Thomas R Oliver and Six Continents Hotels Limited (incorporated by reference to Exhibit 4(c)(iv) of Six Continents PLC Annual Report of Form 20-F (File No. 1-10409) dated February 17, 2003)

Exhibit 4(c)(vii)	Consultancy Agreement, dated February 12, 2003, between Thomas R Oliver and Six Continents Hotels Limited (incorporated by reference to Exhibit 4(c)(v) of Six Continents PLC Annual Report of Form 20-F (File No. 1-10409) dated February 17, 2003)

Exhibit 8	List of Subsidiaries

Exhibit 12(a)	Certification of Andrew Cosslett filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 12(b)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 13(a)	Certification of Andrew Cosslett and Richard Solomons furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

Exhibit 14(a)	Consent of Ernst of Young LLP (included on page F-1)

INTERCONTINENTAL HOTELS GROUP PLC
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
INTERCONTINENTAL HOTELS GROUP PLC
      We have audited the accompanying consolidated balance sheets of InterContinental Hotels Group PLC at December 31, 2004 and 2003, and the related consolidated profit and loss accounts and consolidated statements of total recognized gains and losses, changes in shareholders’ funds and cash flows for the year ended December 31, 2004, the 15 months ended December 31, 2003 and year ended September 30, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
      We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at December 31, 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 2004, the 15 months ended December 31, 2003 and the year ended September 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 35 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP
London, England
March 9, 2005, except for
Note 33 — Post balance sheet events, and
Note 35 — Differences between United Kingdom
and United States Generally Accepted Accounting Principles
as to which the date is
May 3, 2005.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-108084 and Form S-8 Nos. 333-01572, 333-08336, 333-89508, 333-99785 and 333-104691) of InterContinental Hotels Group PLC of the reference to our name in “Item 3. Key Information” and our report dated March 9, 2005, except for Note 33 — Post balance sheet events and Note 35 — Differences between United Kingdom and United States Generally Accepted Accounting Principles, as to which the date is May 3, 2005, on the consolidated financial statements and schedule both included in the Annual Report (Form 20-F) of InterContinental Hotels Group PLC for the year ended December 31, 2004.

Ernst & Young LLP
London, England
May 3, 2005

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended December 31,	15 months ended December 31,	Year ended September 30,
2004	2003	2002

Before	Before
Before	exceptional	Exceptional	exceptional	Exceptional
exceptional	Exceptional	items	items	items	items
items	items	Total	restated(i)	restated(i)	Total	restated(i)	restated(i)	Total

(£ million, except per ordinary share amounts)
Turnover — (Note 2)	2,204	—	2,204	3,483	—	3,483	3,615	—	3,615
Analyzed as:
Continuing operations	2,204	—	2,204	2,690	—	2,690	2,134	—	2,134
Discontinued operations	—	—	—	793	—	793	1,481	—	1,481
Cost of sales	(1,652)	(28)	(1,680)	(2,717)	(51)	(2,768)	(2,791)	(77)	(2,868)

Gross operating profit	552	(28)	524	766	(51)	715	824	(77)	747
Administrative expenses	(221)	(11)	(232)	(283)	—	(283)	(206)	—	(206)
Other operating income	—	20	20	—	—	—	—	—	—

Operating profit — (Note 2)	331	(19)	312	483	(51)	432	618	(77)	541
Analyzed as:
Continuing operations	331	(19)	312	346	(51)	295	329	(77)	252
Discontinued operations	—	—	—	137	—	137	289	—	289
Non-operating exceptional items — (Note 5)	—	(69)	(69)	—	(213)	(213)	—	53	53
Analyzed as:
Continuing operations:
Cost of fundamental reorganization	—	—	—	—	(67)	(67)	—	—	—
Separation costs	—	—	—	—	(51)	(51)	—	(4)	(4)
Profit on disposal of fixed assets	—	15	15	—	4	4	—	2	2
Provision for loss on disposal of operations	—	(74)	(74)	—	—	—	—	—	—
Provision against fixed asset investments	—	(10)	(10)	—	(56)	(56)	—	—	—
Discontinued operations:
Separation costs	—	—	—	—	(41)	(41)	—	—	—
Loss on disposal of fixed assets	—	—	—	—	(2)	(2)	—	(2)	(2)
Profit on disposal of operations	—	—	—	—	—	—	—	57	57

Profit on ordinary activities before interest — (Note 2)	331	(88)	243	483	(264)	219	618	(24)	594
Interest receivable	48	22	70	104	—	104	116	—	116
Interest payable and similar charges — (Note 6)	(70)	(16)	(86)	(151)	—	(151)	(176)	—	(176)
Premium on early settlement of debt — (Note 5)	—	(17)	(17)	—	(136)	(136)	—	—	—

Profit on ordinary activities before taxation	309	(99)	210	436	(400)	36	558	(24)	534
Tax on profit on ordinary activities — (Note 7)	(50)	167	117	(115)	132	17	(171)	119	(52)

Profit on ordinary activities after taxation	259	68	327	321	(268)	53	387	95	482
Minority equity interests	(28)	—	(28)	(34)	—	(34)	(25)	—	(25)

Earnings available for shareholders(ii)	231	68	299	287	(268)	19	362	95	457
Dividends on equity shares — (Note 8)	(592)	—	(592)	(156)	—	(156)	(305)	—	(305)

Retained for reinvestment in the business	(361)	68	(293)	131	(268)	(137)	57	95	152

Earnings per ordinary share — (Note 9)
Basic	32.5	p	9.6	p	42.1	p	39.1	p	(36.5	)p	2.6	p	49.5	p	13.0	p	62.5	p
Diluted	—	—	41.6	p	—	—	2.6	p	—	—	62.3	p

(i)	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence. Also restated to present the period ended December 31, 2003 and year ended September 30, 2002 on a consistent basis with the year ended December 31, 2004 (see Note 1 of the Notes to the Financial Statements).

(ii)	A summary of the significant adjustments to earnings available for shareholders (net income) that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 35 of Notes to the Financial Statements.
The Notes to the Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Earnings available for shareholders	299	19	457

Reversal of previous revaluation gains due to impairment	(20)	(22)	(36)
Exchange differences(i)
Goodwill eliminated — (Note 26)	(110)	(139)	(98)
Other assets and liabilities	(21)	79	62

Other recognized gains and losses	(151)	(82)	(72)

Total recognized gains and losses for the period	148	(63)	385
Prior year adjustment on adoption of FRS 19	—	—	(264)

Total recognized gains since previous year end	148	(63)	121

(i)	Foreign currency denominated net assets, including goodwill purchased prior to September 30, 1998 and eliminated against Group reserves, and related foreign currency borrowings and currency swaps, are translated at each balance sheet date giving rise to exchange differences which are taken to Group reserves as recognized gains and losses during the period.

(ii)	The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 35 of Notes to the Financial Statements.
Note of historical cost Group profits and losses

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Reported profit on ordinary activities before taxation	210	36	534
Realization of revaluation gains of previous periods	3	16	3
Adjustment for previously recognized revaluation losses	—	—	(37)

Historical cost profit on ordinary activities before taxation	213	52	500

Historical cost (loss)/profit retained after taxation, minority equity interests and dividends	(290)	(121)	118

The Notes to the Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED BALANCE SHEET

	December 31,	December 31,
	2004	2003

	(£ million)
Fixed assets
Intangible assets — (Note 15)	142	158
Tangible assets — (Note 16)	3,776	3,951
Investments — (Note 17)	99	172

	4,017	4,281
Current assets
Stocks — (Note 18)	42	44
Debtors — (Note 19)	556	523
Analyzed as:
Amounts falling due within one year	419	447
Amounts falling due after one year	137	76
Investments — (Note 20)	116	377
Cash at bank and in hand	43	55

	757	999
Creditors: amounts falling due within one year — (Note 21)	(1,013)	(1,085)

Net current liabilities	(256)	(86)

Total assets less current liabilities	3,761	4,195
Creditors: amounts falling due after one year — (Note 22)	(1,252)	(1,085)
Provisions for liabilities and charges — (Note 23)	(382)	(393)
Analyzed as:
Deferred taxation	(248)	(314)
Other provisions	(134)	(79)
Minority equity interests	(150)	(163)

Net assets — (Note 2)	1,977	2,554

Capital and reserves
Equity share capital	697	739
Share premium account	26	14
Revaluation reserve	233	258
Capital redemption reserve	46	—
Merger reserve	1,164	1,164
Other reserves	(22)	(11)
Profit and loss account	(167)	390

Equity shareholders’ funds(i)	1,977	2,554

(i)	A summary of the significant adjustments to shareholders’ funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 35 of Notes to the Financial Statements.
The Notes to the Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

	Share capital		Retained earnings and other reserves

	Number of		Share		Capital
	ordinary	Ordinary	premium	Revaluation	redemption	Merger	Other	Profit	Total
	shares	shares	account	reserve	reserve	reserve	reserve	and loss	shareholders’
	(i)	(i)	(ii)	(ii)	(ii)	(ii)	(iii)	account	funds

	(£ million)
At October 1, 2001(iv)	866	242	799	1,025	853	—	(32)	2,266	5,153
Goodwill (Note 26)	—	—	—	—	—	—	—	98	98
Exchange adjustments on: assets	—	—	—	(3)	—	—	—	(161)	(164)
borrowings and currency swaps	—	—	—	—	—	—	—	128	128
Allotment of ordinary shares:
Option schemes(v)	1	1	3	—	—	—	—	(1)	3
Revaluation surplus realized on disposals	—	—	—	(3)	—	—	—	3	—
Transfer of previously recognized revaluation losses	—	—	—	37	—	—	—	(37)	—
Reversal of previous revaluation gains due to impairment	—	—	—	(36)	—	—	—	—	(36)
Allocation of shares in employee share trusts	—	—	—	—	—	—	1	—	1
Retained income	—	—	—	—	—	—	—	152	152

At September 30, 2002(iv)	867	243	802	1,020	853	—	(31)	2,448	5,335
Separation of MAB:
Net Assets of MAB eliminated	—	—	—	(743)	—	—	—	(2,034)	(2,777)
Transfer to merger reserve	(133)	491	(802)	—	(853)	1,164	—	—	—
MAB goodwill eliminated	—	—	—	—	—	—	—	50	50
Minority interest on transfer of pension prepayment	—	—	—	—	—	—	—	(7)	(7)
Reduction of shares in employee share trusts	—	—	—	—	—	—	13	(5)	8
Allotment of ordinary shares:
Option schemes(v)	5	5	14	—	—	—	—	(1)	18
Allocation of shares in employee share trusts	—	—	—	—	—	—	7	—	7
Goodwill — (Note 26)	—	—	—	—	—	—	—	139	139
Revaluation surplus realized on disposals	—	—	—	(16)	—	—	—	16	—
Reversal of previous revaluation gains due to impairment	—	—	—	(22)	—	—	—	—	(22)
Exchange adjustments on: assets	—	—	—	19	—	—	—	(142)	(123)
borrowings and currency swaps	—	—	—	—	—	—	—	63	63
Retained loss	—	—	—	—	—	—	—	(137)	(137)

At December 31, 2003(iv)	739	739	14	258	—	1,164	(11)	390	2,554
Goodwill — (Note 26)	—	—	—	—	—	—	—	110	110
Premium on allotment of ordinary shares:
Option schemes(v)	4	4	12	—	—	—	—	—	16
Share capital consolidation	(75)	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	(46)	(46)	—	—	—	—	—	(211)	(257)
Transfer to capital redemption reserve	—	—	—	—	46	—	—	(46)	—
Purchase of own shares by employee share trusts	—	—	—	—	—	—	(33)	—	(33)
Release of own shares by employee share trusts	—	—	—	—	—	—	22	(6)	16
Credit in respect of employee share schemes	—	—	—	—	—	—	—	15	15
Revaluation surplus realized on disposals	—	—	—	(3)	—	—	—	3	—
Reversal of previous revaluation gains due to impairment	—	—	—	(20)	—	—	—	—	(20)
Exchange adjustments on: assets	—	—	—	(2)	—	—	—	(73)	(75)
borrowings and currency swaps	—	—	—	—	—	—	—	(56)	(56)
Retained loss	—	—	—	—	—	—	—	(293)	(293)

At December 31, 2004(iv)	622	697	26	233	46	1,164	(22)	(167)	1,977

(i)	At September 30, 2002 the authorized share capital of Six Continents PLC was £1,149 million, comprising 1,073 million ordinary shares of 28p each and 889 million cumulative preference shares of 95.5p each.

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

The redeemable preference share which was redeemed at par value and cancelled on June 5, 2003, did not carry any right to receive dividends nor to participate in the profits of IHG, was replaced in accordance with the Company’s Articles of Association by £50,000 ordinary shares of £1 each.

During 2004, the Company undertook to return funds of up to £500 million to shareholders by way of two consecutive £250 million share repurchase programs, the second of which commenced in December 2004. During the year, 46,385,981 ordinary shares were repurchased and canceled under the authorities granted by shareholders at general meetings held during 2003 and 2004.

The aggregate consideration in respect of ordinary shares issued in respect of option schemes during the period was £16 million (2003 £18 million, 2002 £3 million).

At an Extraordinary General Meeting on December 10, 2004, shareholders approved a share capital consolidation on the basis of 25 new ordinary shares for every 28 existing ordinary shares except for the 50,000 £1 ordinary shares created on June 5, 2003.

At the Extraordinary General Meeting held on December 10, 2004 authority was given to the Company to purchase up to 14.99% of its own shares until the next Annual General Meeting, which will be held on June 1, 2005.

At December 31, 2004, the authorized share capital was £10,000,049,999, comprising 8,928,571,428 ordinary shares of 112 pence each and 50,000 ordinary shares of £1.

(ii)	The share premium account, capital redemption reserve, revaluation reserve and merger reserve are not distributable.

(iii)	The other reserve comprises £21.8 million (2003 £10.5 million) in respect of 3.1 million (2003 2.2 million) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at December 31, 2004 of £20 million (2003 £12 million).

(iv)	Retained earnings and other reserves at December 31, 2004 were decreased by cumulative exchange adjustments of £84 million (2003 £63 million, 2002 £142 million and £200 million at October 1, 2001).

(v)	Includes transfer of £ nil million (2003 £1 million, 2002 £1 million) from the profit and loss account in respect of shares issued to the qualifying employee share ownership trust.
The Notes to the Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED STATEMENT OF CASH FLOWS

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Operating activities — (Note 10)	515	795	720

Interest paid	(91)	(141)	(186)
Costs associated with new facilities	(5)	(20)	—
Premium on early settlement of debt	(17)	(136)	—
Dividends paid to minority shareholders	(26)	(22)	(13)
Interest received	72	111	124

Returns on investments and servicing of finance	(67)	(208)	(75)

UK corporation tax (paid)/received	(4)	25	(96)
Overseas corporate tax paid	(31)	(21)	(27)

Taxation	(35)	4	(123)

Paid:
Intangible fixed assets	—	(10)	—
Tangible fixed assets	(245)	(475)	(648)
Fixed asset investments	(12)	(37)	(14)
Received:
Tangible fixed assets	101	265	134
Fixed asset investments	5	9	15

Capital expenditure and financial investment	(151)	(248)	(513)

Acquisitions	—	—	(24)
Disposals	—	—	9
Separation costs	—	(66)	—

Acquisitions and disposals	—	(66)	(15)

Equity dividends	(600)	(299)	(299)

Net cash flow	(338)	(22)	(305)
Management of liquid resources — (Note 14)	320	(129)	232
Financing — (Note 14)	—	206	63

Movement in cash and overdrafts	(18)	55	(10)

      The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 35 of Notes to the Financial Statements.
The Notes to the Financial Statements are an integral part of these Financial Statements.

Note 1 —	Accounting Policies

Basis of preparation
      The consolidated Group profit and loss account has been prepared by reference to Format 1 as set out in Schedule 4 to the Companies Act 1985. This is considered more appropriate to the Group post Separation than the format used in previous years. Prior year amounts have been restated on a consistent basis.

Basis of accounting
      The financial statements of InterContinental Hotels Group are prepared under the historical cost convention as modified by the revaluation of certain tangible fixed assets. They have been drawn up to comply with applicable United Kingdom accounting standards.

Basis of consolidation
      The financial statements comprise the financial statements of the parent company and its subsidiary undertakings (together, the “Group”). The results of those businesses acquired or disposed of are consolidated for the period during which they were under the Group’s dominant influence.
      During 2003, the Company changed its fiscal year end to December 31 and thus its financial statements for the prior fiscal period are presented for the 15 months ended December 31, 2003 as permitted by the Companies Act 1985. In accordance with the transition period reporting requirements of the US Securities and Exchange Commission, an unaudited analysis of the financial statements and notes thereto for this 15 month period showing the three month period ended December 31, 2002 and the 12 month period ended December 31, 2003 is presented in Note 34 of Notes to the Financial Statements.

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

Treasury instruments
      Net interest arising on interest rate swap agreements is taken to the profit and loss account.
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

Pensions
      The Group continues to account for pensions in accordance with SSAP 24 ‘Accounting for pension costs’. The regular cost of providing pensions to current employees is charged to the profit and loss account over the average expected service life of those employees. Variations in regular pension cost are amortized over the average expected service life of current employees on a straight line basis.
      Accumulated differences between the amount charged to the profit and loss account and the payments made to the pension plans are treated as either prepayments or other provisions for liabilities and charges in the balance sheet.
      The additional disclosures required by the transitional arrangements of FRS 17 ‘Retirement Benefits’ are given in Note 4 to the financial statements.

Self insurance
      The Group is self insured for various levels of general liability, workers’ compensation and employee medical and dental insurance coverage. Insurance liabilities include projected settlements for known and incurred, but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

Stocks
      Stocks are stated at the lower of cost and net realizable value.

Trade debtors
      Trade debtors are recognized and carried at the original amount, less an allowance for any doubtful accounts. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

Revenue recognition
      Revenue is derived from the following sources: owned and leased properties; management fees; franchise fees; sale of soft drinks, and other revenues which are ancillary to the Group’s operations. Generally, revenue represents sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business and is recognized when services have been rendered. The following is a description of the composition of revenues of the Group.

      Owned and leased — derived from hotel operations, including the rental of rooms and food and beverage sales from a worldwide network of owned and leased hotels operated under the Group’s brand names. Revenue is recognized when rooms are occupied and food and beverage is sold.
      Management fees — earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotel’s profitability. Revenue is recognized in accordance with the contract.
      Franchise fees — received in connection with the franchise of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of room revenue. Revenue is recognized when earned.
      Soft Drinks — sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business. Revenue is recognized when sales are made.

Loyalty program
      The hotel loyalty program, Priority Club Rewards, enables members to earn points, funded through hotel assessments, during each stay at an InterContinental Hotels Group hotel and redeem points at a later date for free accommodation or other benefits. The future redemption liability is included in creditors less than, and greater than, one year and is estimated using actuarial methods which estimate eventual redemption rates and points values.

Use of estimates
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 —	Segmental Analysis
      The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1 = $1.82 (2003 £1 = $1.62, 2002 £1 = $1.48). In the case of the euro, the translation rate is £1 = €1.47 (2003 £1 = €1.47, 2002 £1 = €1.60).
      Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1 = $1.93 (2003 £1 = $1.78, 2002 £1 = $1.56). In the case of the euro, the translation rate is £1 = €1.41 (2003 £1 = €1.41, 2002 £1 = €1.59).

	Year ended December 31, 2004(i)

			Asia		Total	Soft	Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Group

	(£ million)
Turnover	495	829	134	40	1,498	706	2,204

Operating profit before exceptional items	163	119	21	(52)	251	80	331
Operating exceptional items	(14)	(19)	(4)	18	(19)	—	(19)

Operating profit	149	100	17	(34)	232	80	312
Non-operating exceptional items:
Provision for loss on disposal of operations	(9)	(65)	—	—	(74)	—	(74)
(Loss)/ profit on disposal of fixed assets	(1)	14	2	—	15	—	15
Provision against fixed asset investments	8	(16)	(2)	—	(10)	—	(10)

Profit on ordinary activities before interest	147	33	17	(34)	163	80	243

Footnotes on page F-14.

	15 months ended December 31, 2003(i)

			Asia		Total	Soft			Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Total	Discontinued(ii)	Group

	(£ million)
Turnover	661	1,010	148	51	1,870	820	2,690	793	3,483

Operating profit before exceptional items	195	114	22	(80)	251	95	346	137	483
Operating exceptional items	(9)	(41)	(1)	—	(51)	—	(51)	—	(51)

Operating profit	186	73	21	(80)	200	95	295	137	432
Non-operating exceptional items:
Cost of fundamental reorganization	(11)	(17)	(2)	(37)	(67)	—	(67)	—	(67)
Separation costs	—	—	—	(51)	(51)	—	(51)	(41)	(92)
Profit/(loss) on disposal of fixed assets	10	(6)	—	—	4	—	4	(2)	2
Provision against fixed asset investments	(9)	—	—	(47)	(56)	—	(56)	—	(56)

Profit on ordinary activities before interest	176	50	19	(215)	30	95	125	94	219

	Year ended September 30, 2002(i)

			Asia		Total	Soft			Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Total	Discontinued(ii)	Group

	(£ million)
Turnover	570	794	128	40	1,532	602	2,134	1,481	3,615

Operating profit before exceptional items	173	125	23	(55)	266	63	329	289	618
Operating exceptional items	(39)	(24)	(14)	—	(77)	—	(77)	—	(77)

Operating profit	134	101	9	(55)	189	63	252	289	541
Non-operating exceptional items:
Separation costs	—	—	—	(4)	(4)	—	(4)	—	(4)
(Loss)/profit on disposal of fixed assets	(7)	9	—	—	2	—	2	(2)	—
Profit on disposal of operations	—	—	—	—	—	—	—	57	57

Profit on ordinary activities before interest	127	110	9	(59)	187	63	250	344	594

Turnover

	Year ended		15 months		Year ended
	December 31,		ended December 31,		September 30,
	2004(i)		2003(i)		2002(i)

	By origin	By destination	By origin	By destination	By origin	By destination

	(£ million)
United Kingdom	1,126	1,103	2,131	2,124	2,491	2,485
Rest of Europe, the Middle East and Africa	419	442	506	513	411	416
United States of America	423	423	571	571	476	476
Rest of Americas	102	102	127	127	108	108
Asia Pacific	134	134	148	148	129	130

	2,204	2,204	3,483	3,483	3,615	3,615

Footnotes on page F-14.

     Profit on ordinary activities before interest

	Year ended	15 months ended	Year ended
	December 31,	December 31,	September 30,
	2004(i)	2003(i)	2002(i)

	(£ million)
United Kingdom	60	117	436
Rest of Europe, the Middle East and Africa	26	(7)	57
United States of America	110	63	78
Rest of Americas	30	28	16
Asia Pacific	17	18	7

	243	219	594

(i)	Other than for Soft Drinks which reflects the 53 weeks ended December 25, 2004 (64 weeks ended December 20, 2003, 52 weeks ended September 30, 2002) and Mitchells & Butlers plc which reflects the 28 weeks ended April 12, 2003 (2002 52 weeks).

(ii)	Discontinued operations relate to Mitchell & Butlers plc for all periods presented and in 2002 also included a profit on disposal of Bass Brewers of £57 million relating to the finalization of completion accounts.
     Depreciation and Amortization

	Year ended	15 months ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Hotels
Americas	36	54	46
Asia Pacific	15	16	11
EMEA	77	95	66
Central	22	30	16

	150	195	139
Soft Drinks	48	54	46

Continuing operations	198	249	185
Discontinued operations	—	54	86

	198	303	271

     Assets

	December 31, 2004		December 31, 2003		September 30, 2002

		Net		Net		Net
	Total	operating	Total	operating	Total	operating

	(£ million)
Hotels
Americas	1,073	765	1,146	859	1,458	1,134
EMEA	2,755	2,334	3,183	2,422	3,036	2,502
Asia Pacific	444	414	481	457	467	448

	4,272	3,513	4,810	3,738	4,961	4,084
Soft Drinks	502	306	470	300	405	246

InterContinental Hotels Group PLC(i)	4,774	3,819	5,280	4,038	5,366	4,330
Discontinued operations(i)	—	—	—	—	3,682	3,493

	4,774	3,819	5,280	4,038	9,048	7,823
Non-operating assets:
Current asset investments		40		377		218
Cash at bank and in hand		43		55		84
Corporate taxation		14		37		1
Non-operating liabilities:
Borrowings		(1,199)		(1,001)		(1,479)
Proposed dividend of parent company		(62)		(70)		(213)
Proposed dividend for minority shareholders		(19)		(16)		—
Corporate taxation		(261)		(389)		(455)
Deferred taxation		(248)		(314)		(495)
Minority equity interests		(150)		(163)		(149)

Net assets	4,774	1,977	5,280	2,554	9,048	5,335

United Kingdom	1,972	1,512	2,329	1,586	5,963	5,202
Rest of Europe, the Middle East and Africa	1,285	1,128	1,324	1,136	1,160	1,039
United States of America	958	667	1,020	751	1,328	1,013
Rest of Americas	115	98	126	108	130	121
Asia Pacific	444	414	481	457	467	448

	4,774	3,819	5,280	4,038	9,048	7,823

Net non-operating liabilities		(1,842)		(1,484)		(2,488)

Net assets		1,977		2,554		5,335

(i)	InterContinental Hotels Group PLC comprises continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

Note 3 —	Operating Profit

	Year ended
	December 31,
	2004	15 months ended December 31, 2003

	Total	Continuing(i)	Discontinued(i)	Total

	(£ million)
Operating profit is stated after charging:
Staff costs (Note 4)	659	815	198	1,013
Depreciation of tangible fixed assets	188	236	54	290
Impairment of tangible fixed assets	28	51	—	51
Amortization of goodwill	10	13	—	13
Hire of plant and machinery	14	18	17	35
Property rentals	53	65	24	89
Income from fixed asset investments	(1)	(3)	—	(3)
Operating exceptionals included above	28	51	—	51

	Year ended September 30, 2002

	Continuing(i)	Discontinued(i)	Total

	(£ million)
Operating profit is stated after charging:
Staff costs — (Note 4)	659	378	1,037
Depreciation of tangible fixed assets	175	86	261
Impairment of tangible fixed assets	77	—	77
Amortization of goodwill	9	1	10
Hire of plant and machinery	19	30	49
Property rentals	58	42	100
Income from fixed asset investments	(8)	—	(8)
Operating exceptionals included above	77	—	77

(i)	Continuing operations comprises InterContinental Hotels Group PLC. Discontinued operations relate to Mitchells & Butlers plc for 2003 and 2002, and in 2002 also included a profit on disposal of Bass Brewers of £57 million.

Auditors’ remuneration paid to Ernst & Young LLP

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Audit fees	3.8	2.8	1.9
Audit related fees	1.6	7.2	3.2
Tax fees	0.5	1.2	1.2
Other fees	—	—	0.4

	5.9	11.2	6.7

      Audit related fees include £nil million (2003 £6.3 million, 2002 £1.7 million) in relation to the Separation and bid defense. These costs have been charged to exceptional items (see Note 5). Non-audit fees payable for UK services were £1.1 million (2003 £6.6 million, 2002 £4.1 million).

      The Audit Committee has a process to ensure that any non-audit services do not compromise the independence and objectivity of the external auditors, and that relevant UK and US professional and regulatory requirements are met. A number of criteria are applied when deciding whether pre-approval for such services should be given. These include the nature of the service, the level of fees, and the practicality of appointing an alternative provider, having regard to the skills and experience required to supply the service effectively. Cumulative fees for audit and non-audit services are presented to the Audit Committee on a quarterly basis for review. The Audit Committee is responsible for monitoring adherence to the pre-approval policy.

Note 4 —	Staff
     Costs

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Wages and salaries	570	884	942
Social security costs	66	96	84
Pensions	23	33	11

	659	1,013	1,037

     Employee numbers
      Average number of persons employed, including part-time employees:

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(Number)
Hotels	26,835	27,111	28,385
Soft Drinks	2,824	2,698	2,637

InterContinental Hotels Group PLC(i)	29,659	29,809	31,022
Discontinued operations(i)	—	15,014	38,747

	29,659	44,823	69,769

(i)	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.
     Pensions

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Regular cost	16	33	35
Variations from regular cost	(2)	(7)	(28)
Notional interest on prepayment	(3)	(4)	(3)

Pension cost in respect of the principal plans	11	22	4
Other plans	12	11	7

	23	33	11

      Retirement and death benefits are provided for eligible Group employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan which covers approximately 1,700 employees and the Britvic Pension Plan which covers approximately 2,400 employees. The plans are predominantly defined benefit schemes for current members. For new entrants, the plans provide defined contribution benefits. The assets of the plans are held in self-administered trust funds separate from the Group’s assets. The Group also maintains a US-based InterContinental Hotels Pension Plan. This plan is now closed to new members and pensionable service no longer accrues for current employee members. In addition, the Group operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.
      On April 1, 2003, two new pension schemes were created for InterContinental Hotels Group PLC in the UK when Mitchells & Butlers Retail Limited became the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan. Approximately 30% of the assets and liabilities of these plans was transferred to the new InterContinental Hotels UK Pension Plan and the Britvic Pension Plan, which were established with effect from April 1, 2003.
      The Group continues to account for its defined benefit obligations in accordance with SSAP 24. The pension costs related to the two UK principal plans are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. They reflect the March 31, 2004 actuarial valuations of the InterContinental Hotels UK Pension Plan and the Britvic Pension Plan. The significant assumptions in these valuations were that wages and salaries increase on average by 4.3% per annum, the long-term return on assets is 6.5% per annum, and pensions increase by 2.8% per annum. The average expected remaining service life of current employees is 12 years.
      At March 31, 2004, the market value of the combined assets of the InterContinental Hotels UK Pension Plan was £148 million and the Britvic Pension Plan was £240 million and the value of the assets was sufficient to cover 80% and 75%, respectively, of the benefits that had accrued to members after allowing for expected increases in earnings.
      In the period to December 31, 2004, the Group made regular contributions to the two UK principal plans of £12 million (2003 £26 million, 2002 £18 million) and additional contributions of £60 million (2003 £13 million, 2002 £15 million). The agreed employer contribution rates to the defined benefit arrangements for the year to December 31, 2005 are 15.6% for the staff section of the InterContinental Hotels UK Pension Plan, 31.4% for the executive section, 16.9% for the staff section of the Britvic Pension Plan and 32.3% for the executive section.
      Certain pension benefits and post retirement insurance obligations are provided on an unfunded basis. Where assets are not held with the specific purpose of matching the liabilities of unfunded schemes, a provision is included within other provisions for liabilities and charges. Liabilities are generally assessed annually in accordance with the advice of independent actuaries.
     FRS 17 disclosures
      The valuations used for FRS 17 disclosures are based on the results of the actuarial valuations at March 31, 2004 updated by independent qualified actuaries to December 31, 2004. Scheme assets are stated at market value at December 31, 2004 and the liabilities of the schemes have been assessed as at the same date using the projected unit method. As the principal plans are now closed as defined benefit schemes, the current service cost as calculated under the projected unit method will increase as members approach retirement.

      The principal assumptions used by the actuaries to determine the liabilities on a FRS 17 basis were:

	December 31,		December 31,		September 30,
	2004		2003		2002

	UK	US	UK	US	UK	US

	(%)
Wages and salaries increases	4.3	—	4.3	—	3.8	—
Pension increases	2.8	—	2.8	—	2.3	—
Discount rate	5.3	5.8	5.4	6.3	5.5	6.8
Inflation rate	2.8	—	2.8	—	2.3	—
      The combined assets of the two principal schemes and expected rate of return were:

	Long-term rate		Long-term		Long-term
	of return		rate of return		rate of return
	expected at	Value at	expected at	Value at	expected at	Value at
	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,
	2004	2004	2003	2003	2002	2002

	(%)	(£ million)	(%)	(£ million)	(%)	(£ million)
UK Schemes
Equities	8.0	272	8.0	238	8.0	507
Bonds	4.9	173	5.4	117	4.7	397
Other	8.0	27	—	—	8.0	92

Total market value of assets		472		355		996

	Long-term		Long-term		Long-term
	rate of return		rate of return		rate of return
	expected at	Value at	expected at	Value at	expected at	Value at
	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,
	2004	2004	2003	2003	2002	2002

	(%)	(£ million)	(%)	(£ million)	(%)	(£ million)
US Schemes
Equities	9.6	34	9.2	29	11.2	27
Bonds	5.5	22	6.0	19	6.2	22

Total market value of assets		56		48		49

							September 30,
	December 31, 2004			December 31, 2003			2002

	UK	US	Total	UK	US	Total	Total

	(£ million)
Total market value of assets	472	56	528	355	48	403	1,045
Present value of scheme liabilities	(600)	(100)	(700)	(477)	(102)	(579)	(1,415)

Deficit in the scheme	(128)	(44)	(172)	(122)	(54)	(176)	(370)
Related deferred tax asset	40	17	57	37	21	58	116

Net pension liability	(88)	(27)	(115)	(85)	(33)	(118)	(254)

If FRS 17 had been recognized in the financial statements, the effects would have been as follows:

	Year ended			15 months			Year ended
	December 31,			ended December 31,			September 30,
	2004			2003			2002

	UK	US	Total	UK	US	Total	Total

	(£ million)
Operating profit charge
Current service cost	18	—	18	32	—	32	31
Past service cost	1	—	1	2	—	2	—

Total operating profit charge	19	—	19	34	—	34	31

Finance income
Expected return on pension scheme assets	27	4	31	49	5	54	80
Interest on pension scheme liabilities	(27)	(6)	(33)	(53)	(8)	(61)	(76)

Net (expense)/return	—	(2)	(2)	(4)	(3)	(7)	4

Items recognized in the Statement of Total Recognized Gains and Losses (“STRGL”)
Actuarial loss:
Actual return less expected return on pension scheme assets	11	1	12	32	5	37	(182)
Experience gains and losses arising on the scheme liabilities	13	—	13	(17)	(1)	(18)	(23)
Changes in assumptions underlying the present value of the scheme liabilities	(70)	(6)	(76)	(111)	(10)	(121)	(126)

Actuarial loss recognized in the STRGL	(46)	(5)	(51)	(96)	(6)	(102)	(331)
Other:
Deficit transferred in respect of previous acquisitions	6	—	6	—	—	—	—
Exchange adjustments	—	(4)	(4)	(8)	—	(8)	(3)
Movement in deficit during the period
At start of period	(122)	(54)	(176)	(315)	(55)	(370)	(55)
Current service cost	(18)	—	(18)	(32)	—	(32)	(31)
Past service cost	(1)	—	(1)	(2)	—	(2)	—
Contributions	72	13	85	39	2	41	40
Finance income	—	(2)	(2)	(4)	(3)	(7)	4
Actuarial loss	(46)	(5)	(51)	(96)	(6)	(102)	(331)
Deficit transferred in respect of previous acquisitions(i)	(13)	—	(13)	—	—	—	—
Separation of MAB	—	—	—	288	—	288	—
Exchange adjustments	—	4	4	—	8	8	3

At end of period	(128)	(44)	(172)	(122)	(54)	(176)	(370)

(i)	Relates to the acquisition of Posthouse hotels in 2001.

	Year ended			15 months
	December 31,			ended December 31,			September 30,
	2004			2003			2002

	UK	US	Total	UK	US	Total	Total

	(£ million)
History of experience gains and losses
Difference between the expected and actual return on scheme assets:
Amount (£ million)	11	1	12	32	5	37	(182)
Percentage of scheme assets	2%	2%	2%	9%	10%	9%	(17%)
Experience gains and losses on scheme liabilities:
Amount (£ million)	13	—	13	(17)	(1)	(18)	(23)
Percentage of the present value of the scheme liabilities	2%	—	2%	(4%)	(1%)	(3%)	(2% )
Total amount recognized in the STRGL:
Amount (£ million)	(46)	(5)	(51)	(96)	(6)	(102)	(331)
Percentage of the present value of the scheme liabilities	(8%)	(5%)	(7%)	(20%)	(6%)	(18%)	(23%)

	December 31, 2004		December 31, 2003		September 30, 2002

		Profit and		Profit and		Profit and
		loss account		loss account		loss account
	Net assets	reserve	Net assets	reserve	Net assets	reserve

	(£ million)
Group net assets and reserves reconciliation
As reported	1,977	(167)	2,554	390	5,335	2,448
Less: SSAP 24 pension prepayment (net of tax of £23 million (2003 £14 million, 2002 £26 million))	(87)	(87)	(33)	(33)	(62)	(62)
SSAP 24 pension provision (net of tax of £18 million (2003 £16 million, 2002 £14 million))	31	31	30	30	25	25
FRS 17 net pension liability	(115)	(115)	(118)	(118)	(254)	(254)

Restated for FRS 17	1,806	(338)	2,433	269	5,044	2,157

Policy on remuneration of executive directors and senior executives
      The following policy has applied since Separation and will apply in future years, subject to ongoing review.

Total level of remuneration
      The Committee aims to ensure that remuneration packages are offered which:

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
      The Committee is aware that, as a UK listed company, IHG’s incentive arrangements may be expected to recognize UK investor guidelines. However, given the global nature of the Hotels business, an appropriate balance needs to be drawn in the design of relevant remuneration packages between domestic and international expectations.

The main components
      The Group has performance-related reward policies. These are designed to provide the appropriate balance between fixed remuneration and variable “risk” reward, which is linked to the performance of both the Group and the individual. Group performance-related measures are chosen carefully to ensure a strong link between reward and true underlying financial performance, and emphasis is placed on particular areas requiring executive focus.
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
      The executive directors will be expected to hold all shares earned from the Group’s remuneration plans while the value of their holding is less than twice their basic salary or three times in the case of the Chief Executive.
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
      A performance condition has to be met before options can be exercised. The performance condition is set by the Committee. For options granted in 2004, the Company’s adjusted earnings per share over the three-year period ending December 31, 2006 must increase by at least nine percentage points over the increase in the UK Retail Prices Index (‘RPI’) for the same period for one-third of the options granted to vest; 12 percentage points over the increase in RPI for the same period for two-thirds of the options granted to vest; and 15 percentage points over the increase in RPI for the same period for the full award to vest. The options lapse if the performance condition is not met. This remains a realistic but challenging condition in the current economic climate. The achievement or otherwise of the performance condition is assessed, based on the Group’s published results; such assessment is then reviewed by the external auditor.
      Executive directors were granted options on April 1, 2004 as shown in the table on pages F-28 and F-29.
      Similar performance conditions have been applied to options granted on April 1, 2005. It is intended that similar conditions will apply in later years.
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
      For the 2004/06 cycle, performance will be measured by reference to:

•	the increase in IHG PLC Total Shareholder Return (‘TSR’) over the performance period relative to 10 identified comparator companies; Accor, De Vere, Hilton Group, Hilton Hotels Corp., Host Marriott, Marriott Hotels, Millennium & Copthorne, NH Hotels, Sol Melia and Starwood Hotels; and

•	the increase in IHG Return On Capital Employed (‘ROCE’) over the performance period.
      In respect of TSR performance, 10% of the award will be released for the achievement of 6th place within the TSR group and 50% of the award will be released for the achievement of 1st or 2nd place. In respect of ROCE performance, 10% of the award will be released for the achievement of 70% growth and 50% of the award will be released for the achievement of 141.6% growth. Vesting between all stated points will be on a straight line basis.
      The awards lapse if the performance conditions are not met.
      Implementation of the elements of the IHG strategy that can significantly impact ROCE will be complete during the life of existing Performance Restricted Share Plan cycles. The Committee considers that it is now time to review this performance measure. Benefits under the Performance Restricted Share Plan are not pensionable.

Companies used for comparison
      In assessing levels of pay and benefits, IHG compares the packages offered by different groups of comparator companies. These groups are chosen having regard to participants’:

•	size — turnover, profits and the number of people employed;

•	diversity and complexity of businesses;

•	geographical spread of businesses;

•	industry type; and

•	relevance as:

a) a potential recruitment target

b) a potential threat in respect of attracting IHG talent.
      External consultants are used to advise the Committee on the structure and level of pay and benefits in IHG’s markets.

Policy on external appointments
      The Company recognises that its directors may be invited to become non-executive directors of other companies and that such duties can broaden experience and knowledge, and benefit the business. Executive directors are, therefore, allowed to accept one non-executive appointment (excluding positions where the director is appointed as the Company’s representative), subject to Board approval, as long as this is not likely to lead to a conflict of interest, and to retain the fees received. Richard North received £25,091 during the year for his services as a non-executive director. David Webster received £20,000 during the year for his services as a non-executive director.

Contracts of service

a) Policy
      The Remuneration Committee’s policy is for executive directors to have rolling contracts with a notice period of 12 months.
      Prior to the Separation of Six Continents PLC Richard Hartman, Richard North, Stevan Porter and Richard Solomons entered into service agreements with a notice period of 12 months. Following the year end, Andrew Cosslett entered into a service agreement with an initial notice period of 24 months, reducing month-by-month to 12 months after the initial 12 month period. All new appointments are intended to have 12 month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial period reducing to 12 months may be used, following guidance in the Combined Code.
      No provisions for compensation for termination following change of control, or for liquidated damages of any kind, are included in the current directors’ contracts. In the event of any early termination of an executive director’s contract the policy is to seek to minimise any liability.
      David Webster took over as interim Chief Executive on September 15, 2004 following announcement that Richard North would resign as a director of the Company on September 30, 2004. David Webster’s remuneration in his capacity as interim Chief Executive was exclusive of his remuneration in his capacity as non-executive Chairman of the Company, which is the subject of a letter of appointment, with effect from January 1, 2004. David Webster’s appointment as Chairman is subject to six months’ notice.
      Non-executive directors, Ralph Kugler, Robert C Larson, David Prosser and Sir Howard Stringer signed letters of appointment effective from the listing of IHG PLC. David Kappler signed a letter of appointment effective from June 21, 2004. All non-executive directors’ appointments are subject to re-election at the Annual General Meeting at which they retire by rotation.

b) Directors’ contracts

	Contract	Unexpired term/
Directors	effective date	notice period

Andrew Cosslett	2.3.05	21 months
Richard Hartman	4.15.03	12 months
Stevan Porter	4.15.03	12 months
Richard Solomons	4.15.03	12 months
Richard North	4.15.03	Terminated
      Richard North’s service contract provided for a notice period of 12 months. The severance arrangements which were entered into following his resignation on September 30, 2004 provided for him to receive a payment of one month’s basic salary in each month up to September 2005, subject to mitigation in the event of his taking up an alternative appointment. Details of his entitlements in respect of the Executive Share Option Plan, the Short Term Deferred Incentive Plan, the Performance Restricted Share Plan, and pension, are contained in the appropriate tables in the audited part of this report.
     Policy regarding pensions
      UK-based executive directors and senior employees participate on the same basis in the executive section of the InterContinental Hotels UK Pension Plan and, if appropriate, the InterContinental Executive Top-Up Scheme. Stevan Porter and senior US-based executives participate in US retirement benefits plans. Executives in other countries, who do not participate in these plans, will participate in local plans, or the InterContinental Hotels Group International Savings & Retirement Plan.
     Directors’ Emoluments

				Total emoluments excluding pensions

	Basic				15 months
	salaries	Performance		Year ended	ended	Year ended
	and fees	payments	Benefits	Dec 31, 2004	Dec 31, 2003	Sep 30, 2002

	(£ thousand)
Executive directors
Richard North(1)	638	553	57	1,248	1,183	629
Richard Hartman	476	—	299	775	663	—
Stevan Porter(2)	360	—	8	368	510	—
Richard Solomons	372	—	28	400	497	—
David Webster(3)	148	—	—	148	—	—
Non-executive directors
David Kappler(4)	35	—	—	35	—	—
Ralph Kugler(5)	42	—	—	42	30	—
Robert C. Larson(6)	42	—	—	42	53	36
David Prosser(7)	50	—	—	50	35	—
Sir Howard Stringer(6)	42	—	—	42	53	13
David Webster(8)	275	—	1	276	57	—
Former directors(9)	—	—	—	—	2,987	2,739

Total	2,480	553	393	3,426	6,068	3,417

(1)	Resigned as a director and as Chief Executive on September 30, 2004 and ceased employment with the Group on December 31, 2004. The emoluments shown are for the full year. Richard North’s performance payment relates to his participation in the Short Term Deferred Incentive Plan which, in accordance with plan rules, must be paid in cash due to his employment ending. He remains eligible to participate in the

Short Term Deferred Incentive Plan for the 2005 performance year. Any award will be made in cash and pro-rated to September 30, 2005.

(2)	Emoluments for Stevan Porter include £10,731 that were chargeable to UK income tax.

(3)	Fees paid to David Webster represent £41,667 per month paid to him in his capacity as interim Chief Executive with effect from September 15, 2004.

(4)	Became Senior Independent Director and Chairman of the Audit Committee on June 21, 2004 for which a fixed fee of £65,000 pa was paid. With effect from January 1, 2005, David Kappler receives a total annual fee of £80,000.

(5)	All fees due to Ralph Kugler are paid to Unilever. With effect from January 1, 2005, Ralph Kugler’s fee as a non-executive director is £50,000 pa.

(6)	Both Robert C. Larson and Sir Howard Stringer served as non-executive directors of Six Continents PLC during the period up to April 15, 2003 for which they each received a fee of £23,000. With effect from January 1, 2005, Robert C Larson and Sir Howard Stringer each receive an annual fee of £50,000.

(7)	Fees paid to David Prosser included a £7,500 pa fee payable to the Chairman of the Remuneration Committee in recognition of the additional responsibilities of this role. With effect from January 1, 2005, David Prosser receives a total annual fee of £65,000.

(8)	Became non-executive Chairman on January 1, 2004 for which a fixed fee of £275,000 pa was paid. With effect from January 1, 2005, David Webster’s fee as non-executive Chairman is £350,000 pa.

(9)	The total emoluments earned by former directors of both Six Continents PLC and IHG PLC during the period October 1, 2002 to December 31, 2003 and the year October 1, 2001 to September 30, 2002 are shown.

      Figures for 2003 and 2002 represent emoluments earned during the 15 month period ended December 31, 2003 and the year ended September 30, 2002 and include emoluments for those directors who also served as directors of Six Continents PLC. ‘Performance payments’ include bonus awards in cash in respect of participation in the Short Term Deferred Incentive Plan (STDIP) but exclude bonus awards in deferred shares and any matching shares (further details of which are set out below under Long Term Reward).
      ‘Benefits’ incorporate all tax assessable benefits arising from the individual’s employment. For Messrs Hartman, North and Solomons, this relates in the main to the provision of a fully expensed company car and private healthcare cover. In addition, Mr Hartman received housing, child education and other expatriate benefits. For Stevan Porter, benefits relate in the main to private healthcare cover and financial counseling.
      Thomas Oliver retired from Six Continents PLC on March 31, 2003 and has not served as a director of IHG PLC. However, he had an ongoing consultancy agreement in respect of which he received fees of £136,677 during the year. In addition, he had an ongoing healthcare benefit of £9,919 during the year. These arrangements ended in March 2005. Sir Ian Prosser retired on December 31, 2003. However, he had an ongoing healthcare benefit of £1,191 during the year.
     Directors’ pensions
      The following information relates to the pension arrangements provided for Richard Hartman, Richard North and Richard Solomons under the executive section of the InterContinental Hotels UK Pension Plan (‘the IC Plan’) and the unfunded InterContinental Executive Top-Up Scheme (‘ICETUS’).
      The executive section of the IC Plan is a funded, Inland Revenue approved, final salary, occupational pension scheme. The main features applicable to the executive directors are: a normal pension age of 60; pension accrual of 1/30th of final pensionable salary for each year of pensionable service; life assurance cover of four times pensionable salary; pensions payable in the event of ill health; and spouses’ and dependants’ pensions on death.
      All plan benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings ‘cap’, ICETUS is used to increase pension and death benefits to the level that would otherwise have applied.

      Stevan Porter has retirement benefits provided via the 401(k) Retirement Plan for employees of Six Continents Hotels Inc. (‘401(k)’) and the Six Continents Hotels Inc. Deferred Compensation Plan (‘DCP’).
      The 401(k) is a tax qualified plan providing benefits on a defined contribution basis, with the member and the relevant company both contributing. The DCP is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing.

					Increase in
			Transfer value of		transfer value	Increase in	Increase in	Accrued
		Directors’	accrued benefits		over the year	accrued	accrued	pension at
	Age at	contributions			less directors’	pension	pension	Dec 31, 04
Directors’ pension benefits	Dec 31, 04	(1)	Jan 1, 04	Dec 31, 04	contributions	(2)	(3)	(4)(5)

		£	£	£	£	£pa	£pa	£pa
Richard Hartman	58	15,200	652,200	1,189,800	522,400	24,800	23,700	63,200
Richard North	54	15,200	2,423,800	3,581,400	1,142,400	60,300	55,200	240,300
Richard Solomons	43	15,100	569,400	834,100	249,600	21,300	19,200	96,800

(1)	Contributions paid in the year by the directors under the terms of the plans. Richard Hartman’s contributions exclude £3,700 paid in 2004, but relating to 2003.

(2)	The absolute increase in accrued pension during the period.

(3)	The increase in accrued pension during the period excluding any increase for inflation, on the basis that increases to accrued pensions are applied at October 1.

(4)	Accrued pension is that which would be paid annually on retirement at 60, based on service to December 31, 2004.

(5)	Richard North ceased pensionable service with the Group on December 31, 2004 and his deferred pension at that date is £240,300 pa, payable from his 60th birthday (inclusive of an augmentation agreed as part of his severance arrangements).
      The figures shown in the above tables relate to the final salary plans only. For defined contribution plans, the contributions made by and in respect of Stevan Porter during the year are:

	Director’s		Company
	contribution to		contribution to

	DCP	401(k)	DCP	401(k)

	£	£	£	£
Stevan Porter	19,000	7,100	56,800	5,700
     Directors’ emoluments
      Totals relating to employers’ pension contributions for fiscal 2004, 2003 and 2002.

Employers’ pension
contributions

(£ thousand)
Total 2004	141
Total 2003	430
Total 2002	374
      The following additional information relates to directors’ pensions under the UK plans.
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

Long Term Reward
     Performance Restricted Share Plan (“PRSP”)
      In 2004 there were three cycles in operation.
      The awards made in respect of the PRSP cycles ending on December 31, 2004, December 31, 2005 and December 31, 2006 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are:

			PRSP shares			Market					Value based
	PRSP		awarded during			price per		PRSP shares		Planned	on share price
	shares held		the year ended		Award	share at		held at		vesting	of 647.50p at
	at Jan 1, 04		Dec 31, 04		date	award		Dec 31, 04(1)		date	Dec 31, 04

											£
Richard Hartman	111,930	(2)			6.18.03	445	p	111,930		3.11.05	724,747
	167,900	(3)			6.18.03	445	p	167,900		3.3.06	1,087,153
			165,130	(4)	6.24.04	549.5	p	165,130		3.9.07	1,069,217

Total								444,960			2,881,117

Richard North	188,760	(2)			6.18.03	445	p	188,760		3.11.05	1,222,221
	283,140	(3)			6.18.03	445	p	259,545	(5)	3.3.06	1,680,554
			248,560	(4)	6.24.04	549.5	p	144,993	(5)	3.9.07	938,830

Total								593,298			3,841,605

Stevan Porter	113,810	(2)			6.18.03	445	p	113,810		3.11.05	736,920
	170,710	(3)			6.18.03	445	p	170,710		3.3.06	1,105,347
			142,290	(4)	6.24.04	549.5	p	142,290		3.9.07	921,328

Total								426,810			2,763,595

Sir Ian Prosser	65,410	(2)(6)			6.18.03	445	p	65,410		3.11.05	423,530
	65,410	(3)(6)			6.18.03	445	p	65,410		3.3.06	423,530

Total								130,820			847,060

Richard Solomons	110,110	(2)			6.18.03	445	p	110,110		3.11.05	712,962
	165,160	(3)			6.18.03	445	p	165,160		3.3.06	1,069,411
			144,990	(4)	6.24.04	549.5	p	144,990		3.9.07	938,810

Total								420,260			2,721,183

Total											13,054,560

(1)	In the case of Richard North, who resigned as a director of the Company on September 30, 2004, the figures shown are as at cessation of employment.

(2)	This ‘transitional’ award is based on performance to December 31, 2004 where the performance measure relates to the Company’s total shareholder return against a group of 11 other comparator companies. The number of shares released is graded, according to where the Company finishes in the comparator group, with 100% of the award being released for first or second position and 20% of the award being released for sixth place. The Company finished in fourth place and accordingly 60% of the award vested on March 11, 2005, with 67,158; 113,256; 68,286; 39,246 and 66,066 shares released to Messrs. Hartman, North, Porter, Prosser and Solomons respectively.

(3)	This award is based on performance to December 31, 2005 where the performance measure relates to both the Company’s total shareholder return against a group of 11 other comparator companies and growth in return on capital employed.

(4)	This award is based on performance to December 31, 2006 where the performance measure relates to both the Company’s total shareholder return against a group of 10 other comparator companies and growth in return on capital employed.

(5)	Richard North’s awards were pro-rated to reflect his contractual service during the applicable performance periods.

(6)	Sir Ian Prosser was a director of the Company until his retirement on December 31, 2004. His awards were pro-rated to reflect his actual service during the applicable performance periods.

     Short Term Deferred Incentive Plan (“STDIP”)
      Messrs Hartman, Porter and Solomons participated in the STDIP during the year ended December 31, 2004, and received an award on March 16, 2005. The awards, inclusive of matching shares, are as follows:

			Market price per
	Award date	No of shares	share at award	Value on award

			(p)	(£)
Richard Hartman	03.16.05	88,341	653.67	577,459
Stevan Porter	03.16.05	80,934	653.67	529,041
Richard Solomons	03.16.05	87,061	653.67	569,092
      The shares comprised in the awards will be released in equal amounts on the first, second and third anniversary of the award date and are conditional on the directors’ continued employment within the Group until each release date.
      Directors’ pre-tax interests during the year were:

						STDIP							Value based
	STDIP	STDIP shares		Market		shares vested		Market			STDIP		on share
	shares held	awarded during		price per		during the		price per			shares held	Planned	price of
	at	the year ended	Award	share at		year ended	Vesting	share at		Value at	at	vesting	647.50p at
	Jan 1, 04(1)	Dec 31, 04	date	award		Dec 31, 04	date	vesting(2)		vesting	Dec 31, 04	date	Dec 31, 04

										£			£
Directors
Richard North	3,789		4.15.03	372	p	3,789	6.2.04	529.5	p	20,063	—	—	—
Stevan Porter	55,428		12.18.01	434.3	p	55,428	12.20.04	654.5	p	362,776	—	—	—

(1)	IHG PLC shares provided at 372p per share in equal value exchange for Six Continents PLC shares outstanding at 4.14.03 under the Six Continents Special Deferred Incentive Plan.

(2)	Award originally made in Six Continents PLC shares. The share prices shown are the equivalent IHG PLC share prices, based on a five day average immediately preceding the award date.
     Share Options

						Weighted
	Options	Granted	Lapsed	Exercised	Options	average
	held at	during	during	during	held at	option	Option
	Jan 1, 04	the year	the year	the year	Dec 31, 04(1)	price	price

						(p)	(p)
Richard Hartman	615,072					414.88
		218,950					494.17
A					364,388	398.98
B					469,634	464.19

Total	615,072	218,950	—	—	834,022	435.70

Richard North	1,125,168					412.69
		394,840					494.17
A					712,017	398.05
B					807,991	465.40

Total	1,125,168	394,840	—	—	1,520,008	433.85

Stevan Porter	433,059					426.22
		225,260					494.17
A					178,176	409.36
B					480,143	464.35

Total	433,059	225,260	—	—	658,319	449.47

						Weighted
	Options	Granted	Lapsed	Exercised	Options	average
	held at	during	during	during	held at	option	Option
	Jan 1, 04	the year	the year	the year	Dec 31, 04(1)	price	price

						(p)	(p)
Richard Solomons	601,040					400.55
		230,320					494.17
A					357,545	375.24
B					473,815	465.16

Total	601,040	230,320	—	—	831,360	426.49

(1)	In the case of Richard North, who resigned as a director of the Company on September 30, 2004, the figures shown are as at cessation of employment. In accordance with plan rules, Richard North’s unvested options will lapse three and a half years from the date of cessation of employment.

(A)	Where options are exercisable and the market price per share at December 31, 2004 was above the option price; and

(B)	Where options are not yet exercisable. A performance condition has to be met before options can be exercised, in accordance with the policy set out earlier.
     Rolled over options, all of which are shown in ‘A’ above, became exercisable on the Separation of Six Continents PLC in April 2003 and will lapse on various dates up to October 2012. Rolled over options ceased to be subject to performance conditions on Separation.
      Share options under the IHG Executive Share Option Plan granted in 2003 are exercisable between May 2006 and May 2013, subject to the achievement of the performance condition. Share options under the IHG Sharesave Plan granted in 2003 are exercisable between March 2007 and March 2009.
      Share options under the IHG Executive Share Option Plan were granted on April 1, 2004 at an option price of 494.17p. These options are exercisable between April 2007 and April 2014, subject to the achievement of the performance condition.
      Option prices range from 308.48p to 593.29p per IHG PLC share. The closing market value share price on December 31, 2004 was 647.50p and the range during the year was 479.17p to 690.81p per share.
      The gain on exercise by directors in aggregate was £nil in the year ended December 31, 2004 (£69,491 in the period ended December 31, 2003, £nil in the year ended September 30, 2002).
     Directors’ Shareholdings

	December 31, 2004	January 1, 2004
	InterContinental Hotels Group PLC	InterContinental Hotels Group PLC
	ordinary shares of 112p	ordinary shares of £1(1)(2)

Executive directors
Richard Hartman	45,247	30,345
Stevan Porter	88,077	56,754
Richard Solomons	16,031	17,956
David Webster	13,395	824
Non-executive directors
David Kappler	2,602	2,915
Ralph Kugler	892	1,000
Robert C Larson(3)	10,714	9,805
David Prosser	4,464	5,000
Sir Howard Stringer	7,566	8,474

(1)	Or date of appointment, if later.

(2)	These share interests were in InterContinental Hotels Group PLC £1 ordinary shares prior to the share consolidation effective from December 13, 2004. For every 28 existing InterContinental Hotels Group PLC shares held on December 10, 2004, shareholders received 25 new ordinary shares of 112p each.

(3)	Held in the form of American Depositary Receipts.
      The above shareholdings are all beneficial interests and include shares held by directors’ spouses and other connected persons, and shares held on behalf of certain directors by the Trustees of the Company’s ESOP. None of the directors has a beneficial interest in the shares of any subsidiary.
      At December 31, 2004, the executive directors, as potential beneficiaries under the Company’s ESOP, were each technically deemed to be interested in 3,057,649 unallocated IHG PLC shares held by the Trustees of the ESOP.
      The Company’s Register of Directors’ Interests, which is open to inspection at the Registered Office, contains full details of directors’ shareholdings and share options.

Note 5 —	Exceptional Items

				15 months ended December 31, 2003
	Year ended December 31, 2004						Year ended September 30, 2002
				Continuing
	Continuing	Discontinued		operations(i)	Discontinued	Total	Continuing	Discontinued
	operations(i)	operations(i)	Total	restated(ii)	operations(i)	restated(ii)	operations(i)	operations(i)	Total

	(£ million)
Operating exceptional items:
Cost of sales(iii)	(28)	—	(28)	(51)	—	(51)	(77)	—	(77)
Administrative expenses(iv)	(11)	—	(11)	—	—	—	—	—	—
Other operating income(v)	20	—	20	—	—	—	—	—	—

Total operating exceptional items	(19)	—	(19)	(51)	—	(51)	(77)	—	(77)

Non-operating exceptional items:
Cost of fundamental reorganization(vi)	—	—	—	(67)	—	(67)	—	—	—
Separation costs(vii)	—	—	—	(51)	(41)	(92)	(4)	—	(4)
Profit/(loss) on disposal of fixed assets	15	—	15	4	(2)	2	2	(2)	—
(Loss)/profit on disposal of operations
Hotels(viii)	(74)	—	(74)	—	—	—	—	—	—
Bass Brewers(ix)	—	—	—	—	—	—	—	57	57
Provision against fixed asset investments(x)	(10)	—	(10)	(56)	—	(56)	—	—	—

	(69)	—	(69)	(170)	(43)	(213)	(2)	55	53

Total exceptional items before interest and taxation	(88)	—	(88)	(221)	(43)	(264)	(79)	55	(24)
Interest receivable(xi)	22	—	22	—	—	—	—	—	—
Interest payable(xii)	(16)	—	(16)	—	—	—	—	—	—
Premium on early settlement of debt(xiii)	(17)	—	(17)	(136)	—	(136)	—	—	—
Tax credit/(charge) on above items	6	—	6	36	28	64	(10)	1	(9)
Exceptional tax credit(xiv)	161	—	161	68	—	68	14	114	128

Total exceptional items after interest and taxation	68	—	68	(253)	(15)	(268)	(75)	170	95

(i)	Continuing operations comprise InterContinental Hotels Group PLC. Discontinued operations relate to Mitchells & Butlers plc for 2003 and 2002 and in 2002 also included profits on disposal of Bass Brewers of £57 million, relating to the finalization of completion accounts and an exceptional tax credit representing the release of over provisions of tax in relation to Bass Brewers and other businesses.

(ii)	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

(iii)	Tangible fixed assets were written down by £48 million (2003 £73 million, 2002 £113 million) following an impairment review of the hotel estate. £28 million (2003 £51 million, 2002 £77 million) was charged above as an operating exceptional item and £20 million (2003 £22 million, 2002 £36 million) reversed previous revaluation gains.

(iv)	Administrative expenses include a charge of £11 million related to the delivery of the further restructuring of the Hotels business in conjunction with the asset disposal program.

(v)	Adjustment to market valuation of the Group’s investment in FelCor Lodging Trust Inc.

(vi)	Relates to a fundamental reorganization of the Hotels business. The cost includes redundancy entitlements, property exit costs and other implementation costs.

(vii)	Relates to costs incurred for the bid defense and Separation of Six Continents PLC.

(viii)	Provision for the loss on disposal of 13 hotels in the Americas and 73 hotels in the United Kingdom.

(ix)	Bass Brewers was disposed of in August 2000. The profit in 2002 comprises £9 million received in respect of the finalization of completion account adjustments, together with the release of disposal provisions no longer required of £48 million.

(x)	Relates to a provision for the diminution in value of certain fixed asset investments and reflects the directors’ view of the fair value of the holdings.

(xi)	Mainly relates to interest received on exceptional tax refunds.

(xii)	Relates to costs of closing out swaps and costs related to refinancing the Group’s debt.

(xiii)	Relates to the premiums paid on the repurchase of the Group’s public debt.

(xiv)	Represents the release of provisions relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, principally relating to acquisitions (including provisions relating to pre-acquisition periods) and disposals, intra-group financing and, in 2004, the recognition of a deferred tax asset of £83 million in respect of capital losses.
Note 6 — Interest Payable and Similar Charges

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Bank loans and overdrafts	16	38	21
Other	70	113	155

	86	151	176

Note 7 — Tax on Profit on Ordinary Activities

			15 months ended		Year ended
	Year ended		December 31, 2003		September 30, 2002
	December 31, 2004		restated(i)		restated(i)

	Before		Before		Before
	exceptional		exceptional		exceptional
	items	Total	items	Total	items	Total

	(£ million)
Tax charge
UK corporation tax at 30% (2003 30%, 2002 30%):
Current year	32	23	42	4	94	106
Prior years	(22)	(48)	(12)	(80)	(1)	(129)

	10	(25)	30	(76)	93	(23)

Foreign tax:
Current year	50	51	72	69	65	65
Prior years	(29)	(81)	(20)	(20)	(1)	(1)

	21	(30)	52	49	64	64

Total current tax	31	(55)	82	(27)	157	41

Deferred tax:
Origination and reversal of timing differences	31	33	53	30	20	17
Adjustments to estimated recoverable deferred tax assets	—	—	(11)	(11)	11	11
Prior years	(12)	(95)	(9)	(9)	(17)	(17)

Total deferred tax	19	(62)	33	10	14	11

Tax on profit on ordinary activities	50	(117)	115	(17)	171	52

Further analyzed as tax relating to:
Profit before exceptional items	50	50	115	115	171	171
Operating exceptional items:
Administrative expenses	—	(3)	—	—	—	—
Non-operating exceptional items — (Note 5):
Continuing operations:
Cost of fundamental reorganization	—	(5)	—	(8)	—	—
Profit on disposal of fixed assets	—	5	—	—	—	11
Separation costs	—	—	—	(6)	—	(1)
Provision against fixed asset investments	—	—	—	(5)	—	—

	—	—	—	(19)	—	10
Discontinued operations:
Separation costs	—	—	—	(4)	—	—
Other	—	—	—	—	—	(1)

Total non-operating exceptional items	—	—	—	(23)	—	9
Interest	—	2	—	—	—	—
Premium on early settlement of debt	—	(5)	—	(41)	—	—

Total exceptional items	—	(6)	—	(64)	—	9
Exceptional tax credit — (Note 5)	—	(161)	—	(68)	—	(128)

Tax charge/ (credit)	50	(117)	115	(17)	171	52

(i)	Restated to show exceptional tax credits on a basis consistent with 2004. This comprises prior year adjustments which are exceptional by reason of their size or incidence.

Tax reconciliations

Reconciliation of current tax rate

		15 months
		ended	Year ended
	Year ended	December 31,	September 30,
	December 31,	2003	2002
	2004	restated(i)	restated(i)

	(%)
UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	(0.3)	20.7	1.3
Capital allowances in excess of depreciation	(6.9)	(12.6)	(3.7)
Other timing differences	(7.4)	(104.2)	(1.3)
Net effect of different rates of tax in overseas businesses	9.2	46.1	3.1
Adjustment to tax charge in respect of prior years	(24.1)	(88.9)	(0.2)
Other	0.2	2.0	—
Exceptional items	(26.2)	32.2	(21.5)

Effective current tax rate	(25.5)	(74.7)	7.7

Effective current tax rate before exceptional items	10.1	18.8	28.8

(i)	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

Reconciliation of overall tax rate

		15 months
		ended	Year ended
	Year ended	December 31,	September 30,
	December 31,	2003	2002
	2004	restated(i)	restated(i)

	(%)
UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	(0.4)	20.7	1.3
Net effect of different rates of tax in overseas businesses	9.2	46.1	4.0
Adjustment to tax charge in respect of prior years	(29.5)	(115.0)	(3.3)
Capital gains	—	—	—
Other	0.2	4.6	(0.6)
Exceptional items	(65.0)	(33.4)	(21.7)

Effective tax rate	(55.5)	(47.0)	9.7

(i)	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.
      Factors which may affect future tax charges The key factors which may affect future tax charges are disposals of assets, the availability of accelerated tax depreciation, utilization of unrecognized losses, changes in tax legislation, settlements with tax authorities and the proportion of profits subjected to higher overseas tax rates.

Note 8 — Dividends

		15 months			15 months
	Year ended	ended	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	September 30,	December 31,	December 31,	September 30,
	2004	2003	2002	2004	2003	2002

	(pence per share)			(£ million)
Dividends on ordinary shares:
Interim Six Continents PLC	—	7.65	12.58	—	56	92
Proposed final Six Continents PLC	—	—	29.14	—	—	213
Interim InterContinental Hotels Group PLC	4.30	4.05	—	29	30	—
Special Interim Dividend Intercontinental Hotels Group PLC	72.00	—	—	501	—	—
Proposed final InterContinental Hotels Group PLC	10.00	9.45	—	62	70	—

	86.30	21.15	41.72	592	156	305

      The proposed final IHG dividend is payable on the shares in issue at April 1, 2005.
Note 9 — Earnings per ordinary share
      Basic earnings per ordinary share is calculated by dividing the earnings available for shareholders of £299 million (2003 £19 million, 2002 £457 million) by 710 million (2003 733 million, 2002 731 million), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period. The weighted average number of shares in issue has been based on the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC and Six Continents PLC adjusted to equivalent shares of InterContinental Hotels Group PLC. The comparatives have been restated accordingly.
      Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 718 million (2003 733 million, 2002 734 million).
      On December 10, 2004, shareholders approved a share capital consolidation on the basis of 25 new ordinary shares for every 28 existing ordinary shares, together with a special dividend of 72 pence per existing share. The overall effect of the transaction was that of a share repurchase at fair value. Therefore no adjustment has been made to comparative data.
      Adjusted earnings per ordinary share is calculated as follows:

		15 months
		ended	Year ended
	Year ended	December 31,	September 30,
	December 31,	2003	2002
	2004	restated(i)	restated(i)

	(pence per ordinary share)
Basic earnings	42.1	2.6	62.5
Exceptional items, less tax thereon	13.1	45.8	4.5
Exceptional tax credit	(22.7)	(9.3)	(17.5)

Adjusted earnings	32.5	39.1	49.5

(i)	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

      Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items.
Note 10 — Cash flow from operating activities

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Operating profit before exceptional items	331	483	618
Depreciation and amortization	198	303	271

Earnings before interest, taxation, depreciation and amortization and exceptional items	529	786	889
Other non-cash items	12	(2)	(4)
Decrease/(increase) in stocks	1	(1)	(1)
Increase in debtors	(11)	(10)	(92)
Increase/(decrease) in creditors	75	69	(37)
Special pension contributions	(71)	—	—
Provisions expended — (Note 23)	(3)	(10)	(18)

Operating activities before expenditure relating to exceptional items	532	832	737
Cost of fundamental reorganization — (Note 23)	(17)	(37)	—
Operating exceptional expenditure	—	—	(17)

Operating activities	515	795	720
Net capital expenditure — (Note 12)	(151)	(248)	(513)

Operating cash flow — (Note 13)	364	547	207

Note 11 — Net debt

					Liquid
	Cash and overdrafts				resources	Financing

						Other	Other
	Cash at				Current	borrowings	borrowings
	bank and				asset	due within	due after
	in hand	Overdrafts	Total		investments	one year	one year	Total

	(£ million)
At October 1, 2001	67	(37)	30		366	(378)	(1,019)	(1,001)
Net cash flow	(276)	(29)	(305	)(i)	—	—	—	(305)
Management of liquid resources and financing	295	—	295	(i)	(232)	(414)	354	3
Exchange adjustments	(2)	—	(2)		84	10	34	126

At September 30, 2002	84	(66)	18		218	(782)	(631)	(1,177)
Net cash flow	(86)	64	(22	)(i)	—	—	—	(22)
Management of liquid resources and financing	77	—	77	(i)	129	758	(369)	595
Separation of MAB	(7)	—	(7)		(7)	4	—	(10)
Exchange and other adjustments	(13)	(3)	(16)		37	12	12	45

At December 31, 2003	55	(5)	50		377	(8)	(988)	(569)
Net cash flow	(332)	(6)	(338	)(i)	—	—	—	(338)
Management of liquid resources and financing	320	—	320	(i)	(320)	(22)	(236)	(258)
Exchange and other adjustments	—	—	—		(17)	(2)	68	49

At December 31, 2004	43	(11)	32		40	(32)	(1,156)	(1,116)

(i)	Represents a movement in cash and overdrafts of £18 million outflow (2003 £55 million inflow, 2002 £10 million outflow) (see Consolidated Statement of Cash Flows).
Currency swaps are included within current asset investments in 2003 and within other borrowings in 2004.

Note 12 — Net capital expenditure

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Hotels
Americas	60	73	113
EMEA	95	237	209
Asia Pacific	20	43	12
Central	12	24	35

	187	377	369
Hotels disposal proceeds	(106)	(255)	(113)

Hotels net capital expenditure	81	122	256
Soft Drinks	70	65	31

InterContinental Hotels Group PLC(i)	151	187	287
Discontinued operations(i)	—	61	226

	151	248	513

(i)	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.
Note 13 — Operating cash flow

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
Hotels	291	336	(15)
Soft Drinks	73	59	77

InterContinental Hotels Group PLC(i)	364	395	62
Discontinued operations(i)	—	152	145

	364	547	207

(i)	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

Note 14 — Management of liquid resources and financing

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	2004	2003	2002

	(£ million)
New borrowings(i)	9,666	18,672	8,260
Other borrowings repaid(i)	(9,408)	(19,061)	(8,200)

	258	(389)	60
Debt assumed by MAB	—	577	—
Ordinary shares issued	16	18	3
Purchase of own shares	(257)	—	—
Purchase of own shares by employee share trusts	(33)	—	—
Proceeds on release of shares by employee share trusts	16	—	—

Financing	—	206	63
Movement in liquid resources(ii)	320	(129)	232

	320	77	295

(i)	Includes amounts rolled over under bank loan facilities.

(ii)	Liquid resources primarily comprise short-term deposits of less than one year, short-term investments and, in 2003, currency swaps.
Note 15 — Intangible fixed assets

Goodwill

(£ million)
15 months ended December 31, 2003
Cost:
At October 1, 2002	197
Acquisitions	10
Separation of MAB	(15)

At December 31, 2003	192

Amortization:
At October 1, 2002	24
Provided	13
Separation of MAB	(3)

At December 31, 2003	34

Net book value at December 31, 2003	158

Year ended December 31, 2004
Cost:
At January 1, 2004	192
Exchange and other adjustments	(8)

At December 31, 2004	184

Amortization:
At January 1, 2004	34
Provided	10
Exchange adjustments	(2)

At December 31, 2004	42

Net book value at December 31, 2004	142

Note 16 — Tangible fixed assets

By activity

		Soft
	Hotels	Drinks	Total	Discontinued(i)	Total Group

	(£ million)
15 months ended December 31, 2003
Cost or valuation:
At October 1, 2002	4,362	408	4,770	3,722	8,492
Exchange and other adjustments	2	4	6	1	7
Additions	314	66	380	81	461
Disposals	(281)	(27)	(308)	(64)	(372)
Separation of MAB	—	—	—	(3,740)	(3,740)
Impairment	(22)	—	(22)	—	(22)

At December 31, 2003	4,375	451	4,826	—	4,826

Depreciation:
At October 1, 2002	467	188	655	196	851
Exchange and other adjustments	(7)	1	(6)	—	(6)
Provided	186	50	236	54	290
On disposals	(37)	(24)	(61)	(40)	(101)
Separation of MAB	—	—	—	(210)	(210)
Impairment	51	—	51	—	51

At December 31, 2003	660	215	875	—	875

Net book value at December 31, 2003	3,715	236	3,951	—	3,951

Year ended December 31, 2004
Cost or valuation:
At January 1, 2004	4,375	451	4,826	—	4,826
Exchange and other adjustments	(95)	—	(95)	—	(95)
Additions	177	72	249	—	249
Disposals	(142)	(40)	(182)	—	(182)
Impairment	(20)	—	(20)	—	(20)

At December 31, 2004	4,295	483	4,778	—	4,778

Depreciation:
At January 1, 2004	660	215	875	—	875
Exchange and other adjustments	(16)	—	(16)	—	(16)
Provided	144	44	188	—	188
On disposals	(35)	(38)	(73)	—	(73)
Impairment	28	—	28	—	28

At December 31, 2004	781	221	1,002	—	1,002

Net book value at December 31, 2004	3,514	262	3,776	—	3,776

(i)	Discontinued operations relate to Mitchells & Butlers plc.
      Tangible fixed assets have been written down in total by £48 million (2003 £73 million, 2002 £113 million) following an impairment review of the hotel estate. The impairment has been measured by reference to the value of income-generating units, using either the higher of value in use or estimated recoverable amount. The discount rate used for value in use calculations ranged from 8.0% to 10.5%.

By category

		Fixtures,
	Land	fittings
	and	and	Plant and
	buildings	equipment	machinery	Total

	(£ million)
15 months ended December 31, 2003
Cost or valuation:
At October 1, 2002	5,906	2,450	136	8,492
Exchange and other adjustments	11	(8)	4	7
Additions	139	291	31	461
Disposals	(221)	(146)	(5)	(372)
Separation of MAB	(2,809)	(930)	(1)	(3,740)
Impairment	(22)	—	—	(22)

At December 31, 2003	3,004	1,657	165	4,826

Depreciation:
At October 1, 2002	147	622	82	851
Exchange and other adjustments	3	(10)	1	(6)
Provided	28	243	19	290
On disposals	(13)	(83)	(5)	(101)
Separation of MAB	(48)	(162)	—	(210)
Impairment	51	—	—	51

At December 31, 2003	168	610	97	875

Net book value at December 31, 2003	2,836	1,047	68	3,951

Year ended December 31, 2004
Cost or valuation:
At January 1, 2004	3,004	1,657	165	4,826
Exchange and other adjustments	(59)	(36)	—	(95)
Additions	50	172	27	249
Disposals	(83)	(89)	(10)	(182)
Impairment	(20)	—	—	(20)

At December 31, 2004	2,892	1,704	182	4,778

Depreciation:
At January 1, 2004	168	610	97	875
Exchange and other adjustments	(6)	(10)	—	(16)
Provided	14	156	18	188
On disposals	(11)	(52)	(10)	(73)
Impairment	28	—	—	28

At December 31, 2004	193	704	105	1,002

Net book value at December 31, 2004	2,699	1,000	77	3,776

Land and buildings

	December 31, 2004			December 31, 2003

	Cost or		Net book	Cost or		Net book
	valuation	Depreciation	value	valuation	Depreciation	value

	(£ million)
Freehold	2,036	(130)	1,906	2,109	(107)	2,002
Leasehold: unexpired term of more than 50 years	636	(32)	604	825	(25)	800
unexpired term of 50 years or less	220	(31)	189	70	(36)	34

	2,892	(193)	2,699	3,004	(168)	2,836

      Cost or valuation of properties comprises:

	December 31,	December 31,
	2004	2003

	(£ million)
1999 valuation	1,517	1,567
1992 valuation	22	17
Cost	1,353	1,420

	2,892	3,004

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

Historical cost
      The comparable amounts under the historical cost convention for properties would be:

	December 31,	December 31,
	2004	2003

	(£ million)
Cost	2,667	2,771
Depreciation	(205)	(177)

Net book value	2,462	2,594

Note 17 — Fixed asset investments

Investments
and
advances

(£ million)
15 months ended December 31, 2003
Cost:
At October 1, 2002	339
Exchange adjustments	(34)
Reclassifications	6
Additions	42
Disposals and repayments	(12)

At December 31, 2003	341

Provision for diminution in value:
At October 1, 2002	121
Exchange adjustments	(20)
Reclassifications	3
Provisions made(i)	65

At December 31, 2003	169

Net book value at December 31, 2003	172

Year ended December 31, 2004
Cost:
At January 1, 2004	341
Exchange and other adjustments	(13)
Reclassification to current asset investments(ii)	(195)
Additions	11
Disposals and repayments	(7)

At December 31, 2004	137

Provision for diminution in value:
At January 1, 2004	169
Exchange adjustments	(5)
Reclassification to current asset investments(ii)	(133)
Provisions made	13
Provisions written back	(6)

At December 31, 2004	38

Net book value at December 31, 2004	99

(i)	Relates to a provision for diminution in value of the Group’s investment in FelCor Lodging Trust Inc. and other fixed asset investments.

(ii)	Relates to the Group’s investment in FelCor Lodging Trust Inc.

Analysis of investments

	December 31, 2004		December 31, 2003

	Cost less		Cost less
	amount	Market	amount	Market
	written off	value	written off	value

	(£ million)
Listed investments(i)	1	4	64	66
Unlisted investments	98		108

	99		172

      (i) All listed investments are listed on a recognized investment exchange.
Note 18 — Stocks

	December 31,	December 31,
	2004	2003

	(£ million)
Raw materials	9	9
Finished goods	23	21
Consumable stores	10	14

	42	44

Note 19 — Debtors

	December 31, 2004		December 31, 2003

		After		After
	Total	one year	Total	one year

	(£ million)
Trade debtors	322	—	316	—
Less: Provision for bad and doubtful debts	(37)	—	(39)	—

	285	—	277	—
Other debtors (net of provisions for bad and doubtful debts £5 million (2003 £6 million))	100	25	104	17
Corporate taxation	14	—	37	7
Pension prepayment	110	110	47	47
Other prepayments	47	2	58	5

	556	137	523	76

Note 20 — Current asset investments

	December 31,	December 31,
	2004	2003

	(£ million)
Equity investments	76	—
Other	40	377

	116	377

Note 21 — Creditors: amounts falling due within one year

	December 31,	December 31,
	2004	2003

	(£ million)
Borrowings — (Note 24)	43	13
Trade creditors	159	133
Corporate taxation	261	389
Other taxation and social security	50	46
Accrued charges	232	235
Proposed dividend of parent company	62	70
Proposed dividend for minority shareholders	19	16
Other creditors	187	183

	1,013	1,085

Note 22 — Creditors: amounts falling due after one year

	December 31,	December 31,
	2004	2003

	(£ million)
Borrowings — (Note 24)	1,156	988
Other creditors and deferred income	96	97

	1,252	1,085

Note 23 — Deferred taxation and other provisions for liabilities and charges

		Other provisions for liabilities and charges

	Deferred		Hotels	MAB	Onerous
	taxation	Disposals(i)	reorganization(ii)	reorganization	contracts(iii)	Pensions(iv)	Other(v)	Total

	(£ million)
At October 1, 2002	495	—	—	11	12	39	9	71
Profit and loss account	10	—	67	—	(6)	6	(1)	66
Expenditure	—	—	(37)	(2)	(4)	—	(4)	(47)
Exchange and other adjustments	(2)	—	(3)	(6)	3	1	—	(5)
Separation of MAB	(189)	—	—	(3)	—	—	(3)	(6)

At December 31, 2003	314	—	27	—	5	46	1	79
Profit and loss account	(62)	74	—	—	(1)	8	(1)	80
Expenditure	—	—	(17)	—	(1)	(2)	—	(20)
Exchange and other adjustments	(4)	—	(2)	—	—	(3)	—	(5)

At December 31, 2004	248	74	8	—	3	49	—	134

(i)	Relates to the disposal of 13 hotels in the Americas and 73 hotels in the United Kingdom.

(ii)	Relates to the Hotels reorganization charged as a non-operating exceptional item in 2003 and is expected to be largely utilized in the year to December 31, 2005.

(iii)	Primarily relates to onerous fixed lease contracts acquired with the InterContinental hotels business and having expiry dates to 2008.

(iv)	Relates to unfunded postretirement benefit plans (see Note 4).

(v)	Represents liabilities with varying expected utilization dates.

Deferred taxation

	December 31,	December 31,
	2004	2003

	(£ million)
Analyzed as tax on timing differences related to:
Fixed assets	252	252
Deferred gains on loan notes	122	123
Losses	(113)	(37)
Pension prepayment	23	14
Other	(36)	(38)

	248	314

      The deferred tax asset of £113 million (2003 £37 million) recognized in respect of losses includes £89 million (2003 £6 million) of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and £24 million (2003 £31 million) in respect of revenue tax losses. Tax losses with a value of £305 million (2003 £317 million), including capital losses with a value of £98 million (2003 £112 million), have not been recognized as their use is uncertain or not currently anticipated.
      No provision has been made for deferred tax on the sale of properties at their revalued amounts. The total amount unprovided is estimated at £177 million (2003 £215 million).
      No provision has been made for deferred tax on the sale of properties where gains have been, or are expected to be, deferred against expenditure on replacement assets for an indefinite period until the sale of the replacement assets. The total amount unprovided is estimated at £58 million (2003 £52 million), of which £14 million is expected to be rolled over into capital expenditure in periods up to December 31, 2004. It is not anticipated that any such tax will be payable in the foreseeable future.
Note 24 — Borrowings

Analysis of borrowings

	December 31, 2004			December 31, 2003

	Within	After one		Within	After one
	one year	year	Total	one year	year	Total

	(£ million)
Secured bank loans and overdrafts:
Bank loans(i)	2	49	51	3	57	60
Unsecured bank loans and overdrafts:
Bank loans	12	1,104	1,116	5	489	494
Overdrafts	11	—	11	5	—	5

Total bank loans and overdrafts	25	1,153	1,178	13	546	559

Secured — other borrowings:
Other loan stock (ii)	—	—	—	—	1	1
Unsecured — other borrowings:
2007 Guaranteed Notes 5.75% (£250 million)	—	—	—	—	18	18
2010 Guaranteed Notes 4.75% (€600 million)	18	—	18	—	420	420
Other loan stock	—	3	3	—	3	3

Total other borrowings	18	3	21	—	442	442

Total borrowings	43	1,156	1,199	13	988	1,001

(i)	Secured by way of mortgage over individual hotel properties. The terms, rates of interest and currencies of these bank loans vary.

(ii)	Secured on the individual assets purchased by using such borrowings. The terms, rates of interest and currencies of these borrowings vary.

     The weighted average interest rate on overdrafts outstanding at December 31, 2004 is 5.75% (December 31, 2003 4.75%). Interest on all other borrowings is at variable rates unless otherwise stated. Interest on the unsecured bank loans drawn at December 31, 2004 is at a weighted average rate of 3.14% (December 31, 2003 2.2%). All borrowings are redeemable at par.

Analysis by year of repayment

	December 31, 2004			December 31, 2003

	Bank			Bank
	loans and	Other		loans and	Other
	overdrafts	borrowings	Total	overdrafts	borrowings	Total

	(£ million)
Due:
Within one year — (Note 21)	25	18	43	13	—	13

Between one and two years	2	—	2	42	—	42
Between two and three years	39	—	39	452	—	452
Between three and four years	11	—	11	33	18	51
Between four and five years	1,100	—	1,100	11	—	11
Thereafter
By installment	—	—	—	3	—	3
Other than by installment	1	3	4	5	424	429

Due after more than one year — (Note 22)	1,153	3	1,156	546	442	988

Total borrowings	1,178	21	1,199	559	442	1,001

Amounts repayable by installments, some of which fall due after five years	19	—	19	22	—	22

Facilities committed by banks

	December 31,	December 31,
	2004	2003

	(£ million)
Utilized	1,155	554
Unutilized	542	408

	1,697	962

Unutilized facilities expire:
Within one year	40	—
After one year but before two years	500	36
After two years	2	372

	542	408

Note 25 — Financial Instruments
      The following disclosures provide information regarding the effect of financial instruments on the financial assets and liabilities of the Group, other than short-term debtors and creditors.

Interest rate risk
      In order to manage interest rate risk, the Group enters into interest rate swap, interest rate option and forward rate agreements. At December 31, 2004 and December 31, 2003 notional principal balances and related interest rates under interest rate swaps and forward rate agreements were:

Interest rate swaps and forward rate agreements

	Expected to mature before December 31,

	2005	2006	2007	2008	2009	Thereafter	Total	Fair value(i)

At December 31, 2004
Principal	—	$200m	—	—	—	—	$200m	$(4)m
Fixed rate payable	—	4.5%	—	—	—	—	4.5%
Variable rate receivable	—	2.2%	—	—	—	—	2.2%
Principal	€215m	—	—	—	—	—	€215m	€(1)m
Fixed rate payable	2.9%	—	—	—	—	—	2.9%
Variable rate receivable	2.2%	—	—	—	—	—	2.2%
Principal	A$60m	—	—	—	—	—	A$60m	—
Fixed rate payable	5.4%	—	—	—	—	—	5.4%
Variable rate receivable	5.4%	—	—	—	—	—	5.4%
Principal	HK$300m	—	—	—	—	—	HK$300m	HK$(1)m
Fixed rate payable	1.5%	—	—	—	—	—	1.5%
Variable rate receivable	1.0%	—	—	—	—	—	1.0%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.
     The principal indicates the extent of the use of the instrument, but exposure is limited to the interest rate differential on the principal. At December 31, 2004 the risk was approximately equal to the fair value shown. The variable rates shown are those prevailing on December 31, 2004.

	Expected to mature before December 31,

	2004	2005	2006	2007	2008	Thereafter	Total	Fair value(i)

At December 31, 2003
Principal	$250m	$600m	$300m	—	—	—	$1,150m	$(44)m
Fixed rate payable	5.7%	4.4%	4.4%	—	—	—	4.7%
Variable rate receivable	1.2%	1.2%	1.2%	—	—	—	1.2%
Principal	€100m	€65m	—	—	—	—	€165m	€(4)m
Fixed rate payable	4.0%	4.2%	—	—	—	—	4.1%
Variable rate receivable	2.2%	2.2%	—	—	—	—	2.2%
Principal	—	—	—	—	—	€300m	€300m	—
Variable rate payable	—	—	—	—	—	3.0%	3.0%
Fixed rate receivable	—	—	—	—	—	4.8%	4.8%
Principal	A$50	—	—	—	—	—	A$50m	—
Fixed rate payable	4.7%	—	—	—	—	—	4.7%
Variable rate receivable	5.5%	—	—	—	—	—	5.5%
Principal	HK$370m	—	—	—	—	—	HK$370m	HK$(17)m
Fixed rate payable	5.2%	—	—	—	—	—	5.2%
Variable rate receivable	0.4%	—	—	—	—	—	0.4%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.

     The principal indicates the extent of the use of the instrument, but exposure is limited to the interest rate differential on the principal. At December 31, 2003 the risk was approximately equal to the fair value shown. The variable rates shown are those prevailing on December 31, 2003.

Interest rate option agreements
      At December 31, 2004 and December 31, 2003, the Group had not entered into any interest rate option agreements.
      At December 31, 2004 and December 31, 2003, the interest rate profile of the Group’s material financial assets and liabilities, after taking account of the interest rate swap agreements and currency swap agreements detailed above, was:

						Interest at fixed rate

							Weighted
	Currency			Principal			average
						Weighted	period for
		Swap		At variable	At fixed	average	which rate
	Net debt	agreements	Total	rate(i)	rate	rate	is fixed

	(£ million)					(%)	(years)
At December 31, 2004
Current asset investments and cash at bank and in hand:
Sterling	26	339	365	365	—	—	—
US dollar	29	—	29	29	—	—	—
Other	28	—	28	28	—	—	—
Borrowings:
Sterling	(247)	—	(247)	(244)	(3)	—	5.0
US dollar	(283)	(52)	(335)	(231)	(104)	4.6	1.7
Euro	(560)	(239)	(799)	(596)	(203)	3.6	1.0
Hong Kong dollar	(69)	—	(69)	(49)	(20)	1.5	0.8
Other	(40)	(48)	(88)	(64)	(24)	5.4	0.7

	(1,116)	—	(1,116)	(762)	(354)	3.9	1.2

At December 31, 2003
Current asset investments and cash at bank and in hand:
Sterling	377	934	1,311	1,311	—	—	—
US dollar	9	—	9	9	—	—	—
Other	46	—	46	46	—	—	—
Borrowings:
Sterling	(24)	—	(24)	(3)	(21)	5.0	4.1
US dollar	(337)	(615)	(952)	(301)	(651)	4.7	1.5
Euro	(514)	(258)	(772)	(403)	(369)	4.8	4.7
Hong Kong dollar	(84)	—	(84)	(57)	(27)	5.2	0.8
Other	(42)	(61)	(103)	(82)	(21)	4.7	0.7

	(569)	—	(569)	520	(1,089)	4.8	2.6

(i)	Primarily based on the relevant inter-bank rate.
      At December 31, 2004, the Group had investments totaling £175 million (2003 £172 million) on which no interest is receivable and which do not have a maturity date. These interests are denominated primarily in US dollars.

      The Group had other creditors and deferred income, denominated primarily in US dollars, due after one year of £96 million at December 31, 2004 (2003 £97 million) on which no interest is payable.

Currency risk
      In order to manage currency risk, the Group enters into agreements for the forward purchase or sale of foreign currencies as well as currency options. Foreign currency inflows and outflows are also netted where practical. As virtually all foreign exchange gains and losses are charged to the Statement of total recognized Group gains and losses under the hedging provisions of SSAP 20, no disclosure of the remaining currency risks has been provided on the grounds of materiality.
      At December 31, 2004, the Group had contracted to exchange within one year the equivalent of £204 million (2003 £49 million) of various currencies.

Currency swap agreements
      The Group had entered into the following currency swap agreements at December 31, 2004 and December 31, 2003:

	Deposited		Borrowed

	2004	2003	2004	2003

Sterling to US dollar	£52m	£639m	$100m	$1,097m
Sterling to euro	£239m	£250m	€350m	€364m
Sterling to Australian dollar	£48m	£42m	A$120m	A$100m
Sterling to New Zealand dollar	—	£19m	—	NZ$51m

Liquidity risk
      A liquidity analysis of the Group’s borrowings is provided in Note 24, along with details of the Group’s material unutilized committed borrowing facilities.
      The liquidity analysis of the Group’s other financial liabilities is set out below.

		December 31,
	December 31,	2003
	2004	restated(i)

	(£ million)
Other financial liabilities
Due:
between one and two years	26	36
between two and five years	33	40
after five years	89	72

	148	148

(i)	Restated to include certain provisions for liabilities and charges on a basis consistent with 2004.

Fair values
      The net book values and related fair values of the Group’s financial assets and liabilities are:

			December 31, 2003
	December 31, 2004		restated(i)

	Net book	Fair	Net book	Fair
	value	value	value	value

	(£ million)
Fixed asset investments	99	102	172	174
Current asset equity investments	76	76	—	—
Net debt:
Cash and overdrafts	32	32	50	50
Current asset investments	40	40	361	361
Currency swap agreements	(9)	(9)	16	20
Other borrowings	(1,179)	(1,179)	(996)	(1,000)

Net debt	(1,116)	(1,116)	(569)	(569)
Other financial liabilities	(148)	(148)	(148)	(148)
Interest rate swap agreements	—	(3)	—	(29)
Forward exchange contracts	—	9	—	(1)

	(1,089)	(1,080)	(545)	(573)

(i)	Restated to include certain provisions for liabilities and charges on a basis consistent with 2004.
      The fair values of listed fixed asset investments and borrowings are based on market prices at the year end. Other assets and liabilities have been fair valued by discounting expected future cash flows to present value.

Hedges
      The Group’s unrecognized gains and losses for the period on derivative financial instruments are:

	Gains	Losses	Total

	(£ million)
Unrecognized at October 1, 2002	24	(45)	(21)
Recognized in the period	(2)	31	29
Arising in the period but not recognized	(18)	(16)	(34)

Unrecognized at December 31, 2003	4	(30)	(26)
Recognized in the year	(1)	21	20
Arising in the year but not recognized	6	6	12

Unrecognized at December 31, 2004	9	(3)	6

Expected to be recognized in the year ending December 31, 2005	9	(1)	8
Expected to be recognized thereafter	—	(2)	(2)

Counterparty risk
      The Group is exposed to loss in the event of non-performance by the counterparties to the above agreements but such non-performance is not expected to occur.

Note 26 — Goodwill eliminated
      Goodwill purchased prior to September 30, 1998 and eliminated against Group reserves is as follows:

	Cost of
	goodwill	Exchange
	eliminated	adjustments	Total

	(£ million)
Eliminated to October 1, 2002	2,403	122	2,525
Separation of MAB	(50)	—	(50)
Exchange adjustments	—	(139)	(139)

Eliminated to December 31, 2003	2,353	(17)	2,336
Exchange adjustments	—	(110)	(110)

Eliminated to December 31, 2004	2,353	(127)	2,226

Note 27 — Major Acquisitions and Disposals

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

Year ended December 31, 2004
      There were no major acquisitions or disposals in the year ended December 31, 2004.
Note 28 — Share Options

Former Six Continents Share Schemes
      Under the terms of the Separation in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG PLC shares. As a result of this exchange, 23,195,482 IHG PLC shares were put under option at prices ranging from 295.33p to 593.29p. The exchanged options were immediately exercisable and are not subject to performance conditions. During 2004, 7,429,736 such options were exercised, leaving a total of 12,568,562 (2003, 19,998,299) such options outstanding at prices ranging from 308.5p to 593.3p. The latest date that any rolled over options may be exercised is October 2012.
      Under the terms of the Six Continents Special Deferred Incentive Plan 59,217 IHG shares were transferred to employees in 2004, reflecting entitlements existing prior to Separation.
      Options held under the Six Continents Savings Related Share Option Schemes by eligible UK employees became exercisable for a period of six months from April 11, 2003. Options exercised during this period resulted in the issue of 1,659,515 IHG PLC shares. The remainder of these options lapsed on October 11, 2003.

New Share Plans established on Separation

Short Term Deferred Incentive Plan
      The IHG Short Term Deferred Incentive Plan (the “STDIP”) enables eligible employees, including executive directors, to receive all or part of their bonus in the form of IHG PLC shares together with, in certain cases, a matching grant of free shares. The bonus and matching shares are deferred and released in equal amounts at the end of each of the three years following deferral. Participation in the STDIP is at the discretion of the IHG directors. The number of shares is calculated by dividing a specific percentage of the participant’s salary by the average share price for a period of days prior to the date on which the shares are granted. A number of executives participated in the plan during the period and conditional rights over 232,700 IHG Shares were awarded to participants.

Performance Restricted Share Plan
      The Performance Restricted Share Plan allows executive directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for executive directors. In determining the level of awards within this maximum limit, the Remuneration Committee takes into account the level of Executive Share Options already granted to the same person. As of December 31, 2004 conditional rights over 2,665,390 IHG PLC shares had been awarded to employees under the plan. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards.

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
      In April 2004, options were granted to 180 employees over 6,951,420 IHG PLC shares at 494.17p per share, respectively. For options granted in 2004 the Company’s adjusted earnings per share over the three-year performance period ending December 31, 2006 must increase by at least nine percentage points over the increase in the UK Retail Prices Index for the same period for any of the award to vest. Options granted in 2004 are exercisable between 2007 and 2014, subject to achievement of the performance condition.

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

US Employee Stock Purchase Plan
      The US Employee Stock Purchase Plan will allow eligible employees resident in the United States an opportunity to acquire Company ADSs on advantageous terms. The plan, when operational, will comply with Section 423 of the US Internal Revenue Code of 1986. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during fiscal 2004 and at December 31, 2004 no options had been granted under the plan.
      In any ten-year period, not more than 10% of the issued ordinary share capital of the Company may be allocated under all the employee share plans operated by the Company. In addition, in any ten-year period, not more than 5% of the issued ordinary share capital may be allocated under the discretionary share plans operated by the Company. These limits include rights to ordinary shares issued in respect of options granted under the former Six Continents Share Schemes referred to above. During the year, IHG remained within its headroom limits for the issue of new shares under share incentive schemes. As at December 31, 2004, shares equivalent to 3.74% of ordinary share capital had been allocated under discretionary schemes.
      The following table sets forth awards and options granted during 2004.

Short Term
	Deferred	Performance
	Incentive	Restricted Share	Executive Share
	Plan	Plan	Option Plan	Sharesave Plan

Number of shares awarded	227,150	2,683,260	6,951,420	N/A

      In 2004, the Company used separate option pricing models and assumptions for each plan. The following table sets forth information about how the fair value of each option grant is calculated:

	Short Term
	Deferred		Performance
	Incentive		Restricted Share		Executive Share
	Plan		Plan		Option Plan

	2004		2004		2004

Valuation model	Binomial		Monte Carlo Simulation and Binomial		Binomial
Weighted average share price	498.0	p	550.0	p	494.0	p
Exercise price	—		—		494.0	p
Expected dividend yield	3.74%		3.49%		3.81%
Risk free rate	—		—		4.73%
Volatility	—		—		31.33%
Term (years)(a)	2.8		3		6.5
Fair value per share	448.3	p	125.1	p	136.0	p

(a)	The expected term of the options is taken to the mid point between vesting and lapse.
      Movements in the options outstanding under these schemes for the year ended December 31, 2004 and the 15 months ended December 31, 2003 and the year ended September 30, 2002 are as follows:

	Short Term Deferred	Performance Restricted
	Incentive Plan	Share Plan

	Number of Shares	Number of Shares

Outstanding at October 1, 2002	—	—
Awarded	107,222	5,445,310
Vested	—	—
Lapsed or canceled	—	—

Outstanding at December 31, 2003	107,222	5,445,310
Granted	230,700	2,665,390
Vested	(46,816)	—
Lapsed or canceled	(50,000)	375,252

Outstanding at December 31, 2004	241,106	7,735,448

	InterContinental Hotels
	Group employee savings		InterContinental Hotels Group
	share schemes		executive share option schemes

	No. of	Range of	No. of	Range of
	shares	option prices	shares	option prices

	(thousand)	(p)	(thousand)	(p)
Options outstanding at October 1, 2001	4,073	400.0-886.0	20,646	469.4-1,014.5
Granted	1,883	600.0-600.0	5,308	700.0-700.4
Exercised	(285)	400.0-734.0	(198)	505.0-746.0
Lapsed or canceled	(876)	400.0-886.0	(3,109)	469.4-1,014.5

Options outstanding at September 30, 2002	4,795	470.0-886.0	22,647	505.0-1,014.5
Granted	—		658	527.5
Exercised	(31)	470.0-654.0	(24)	505.0-527.5
Lapsed or canceled	(969)	470.0-886.0	(163)	584.0-1,014.5
Transferred to MAB	—	—	(9,523)	505.0-1,014.5

Closing Six Continents PLC share options	3,795	470.0-886.0	13,595	505.0-1,014.5
Rolled over share options	2,694		9,651

Opening InterContinental Hotels Group PLC share options	6,489	374.5-518.1	23,246	295.3-593.3
Granted	1,375	420.5	7,375	438.0-491.7
Exercised	(1,661)	374.5-518.1	(3,242)	295.3-466.7
Lapsed or canceled	(4,830)	374.5-518.1	(159)	438.0

Options outstanding at December 31, 2003	1,373	420.5	27,220	295.3-593.3
Granted	—	—	6,951	494.2
Exercised	—	—	(7,430)	295.3-593.3
Lapsed or canceled	(111)	420.5	—	—

Options outstanding at December 31, 2004	1,262	420.5	26,741	308.5-593.3

Options exercisable:
At December 31, 2004	—	—	12,569	308.5-593.3

At December 31, 2003	—	—	19,998	295.3-593.3

At September 30, 2002	384	470.0-734.0	4,052	505.0-1,014.5

Fair value of options granted during the period ended:
December 31, 2003		176.2		99.3
September 30, 2002		122.6		160.7

      The weighted average fair values of options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 2003 3%, (2002 5%), expected volatility of 2003 30%, (2002 26%), risk free interest rate of 2003 5%, (2002 5%) and expected life of 3 to 5 years (2002 3 to 5 years).

      Movements in the options outstanding under the option schemes for the year ended December 31, 2004, 15 month period ended December 31, 2003 and the year ended September 30, 2002, and the related weighted average option prices are as follows:

	InterContinental Hotels		InterContinental Hotels
	Group employee savings		Group executive share
	share schemes		option schemes

		Weighted		Weighted
	No. of	average	No. of	average
	shares	option price	shares	option price

	(000)	(Pence)	(000)	(Pence)
Options outstanding at October 1, 2001	4,073	641.9	20,646	715.4
Granted	1,883	600.0	5,308	700.4
Exercised	(285)	474.7	(198)	600.3
Lapsed or canceled	(876)	673.9	(3,109)	720.5

Options outstanding at September 30, 2002	4,795	629.5	22,647	707.7
Granted	—		658	527.5
Exercised	(31)	493.7	(24)	519.0
Lapsed or canceled	(969)	641.0	(163)	695.5
Transferred to MAB	—	—	(9,523)	712.9

Closing Six Continents PLC	3,795	627.7	13,595	695.8
Conversion into InterContinental Hotels Group PLC share options	2,694	—	9,651	—

Rolled over InterContinental Hotels Group PLC share options	6,489	367.2	23,246	413.5
Granted	1,375	420.5	7,375	439.6
Exercised	(1,661)	364.8	(3,242)	375.7
Lapsed or canceled	(4,830)	368.0	(159)	433.5

Options outstanding at December 31, 2003	1,373	420.5	27,220	424.9

Granted	—	—	6,951	494.2
Exercised	—	—	(7,430)	408.2
Lapsed or canceled	(111)	420.5	—	—

Options outstanding at December 31, 2004	1,262	420.5	26,741	447.6

Options exercisable:
At December 31, 2004	—	—	12,569	426.4

At December 31, 2003	—	—	19,998	419.6

At September 30, 2002	384	665.9	4,052	848.7

      Summarized information about options outstanding at December 31, 2004 under the share option schemes is as follows:

	Options outstanding
				Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of exercise prices (pence)	outstanding	contract life	option price	exercisable	option price

	(000)	(Years)	(Pence)	(000)	(Pence)
InterContinental Hotels Group employee savings share schemes
420.5	1,262	2.8	420.5	—	—

InterContinental Hotels Group executive share option schemes
308.5 to 353.8	2,801	5.3	343.3	2,801	343.3
353.9 to 498.0	23,333	9.8	440.3	9,161	440.9
498.1 to 593.3	607	3.3	593.3	607	593.3

	26,741	7.3	319.1	12,569	426.4

Note 29 — Financial commitments
      The Group has annual commitments under non cancelable operating leases which expire as follows:

	December 31, 2004		December 31, 2003

	Properties	Other	Properties	Other

	(£ million)
Within one year	1	2	1	2
Between one and five years	11	5	10	5
After five years	35	1	32	—

	47	8	43	7

      Total commitments under non cancelable operating leases at December 31, 2004 are as follows:

December 31, 2004

(£ million)
Due within one year	55
One to two years	51
Two to three years	47
Three to four years	38
Four to five years	31
Thereafter	884

1,106

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

Note 30 — Contracts for expenditure on fixed assets

	December 31,	December 31,
	2004	2003

	(£ million)
Contracts placed for expenditure on fixed assets not provided for in the financial statements	53	63

Note 31 — Contingencies
      Contingent liabilities not provided for in the financial statements relate to:

	December 31,	December 31,
	2004	2003

	(£ million)
Guarantees	9	11

      In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £115 million. It is the view of the directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.
      As of December 31, 2004 the Group had outstanding letters of credit of approximately £33 million mainly relating to self-insurance programs.
      The Group may guarantee loans made to facilitate third-party ownership of hotels that the Group has an equity interest in and manages. As of December 31, 2004 the Group was a guarantor of loans which could reach a maximum of £15 million.
      The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.
Note 32 — Companies Act 1985
      These financial statements do not comprise the Company’s “statutory accounts” within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended December 31, 2004, 15 month period December 31, 2003 and the year ended September 30, 2002 have been delivered to the Registrar of Companies for England and Wales. The auditors’ reports on such accounts were unqualified.
Note 33 — Post balance sheet events
      On  December 17, 2004, the Group announced the sale of 13 hotels, in the United States, Puerto Rico and Canada, to HPT. The total consideration payable by HPT for the sales amounted to $425 million, before transaction costs, equivalent to net book value, of which $395 million was received upon the main completion of the sale on  February 16, 2005, with the remaining $30 million to be received upon the completion of the sale of the InterContinental hotel in Austin, expected to be on or around June 1, 2005. The Group will continue to manage the hotels (other than the InterContinental in Puerto Rico) under a 25 year management contract with HPT. The Group has two consecutive options to extend the contracts for 15 years each, giving a total potential contract length of up to 55 years. The InterContinental in Puerto Rico has been leased back to the Group under a 25 year lease with two consecutive options to extend the lease for 15 years each, giving a total potential lease length of up to 55 years.
      On February 28, 2005, IHG announced the acquisition by Strategic Hotel Capital, Inc. of 85% interests in two hotels in the United States. IHG will receive approximately $287 million in cash before transaction costs, based upon a total value for both hotels of $303.5 million, $12 million in excess of net book value. This transaction completed on April 1, 2005. IHG will continue to manage these hotels under a 20 year management contract with three options to extend for a further ten years each.

      On March 10, 2005, IHG announced the sale of 73 hotels in the United Kingdom. Proceeds totaled £1.0 billion before transaction costs, £22 million below net book value. This transaction is expected to complete in the second quarter of 2005. IHG will continue to manage 63 of these hotels under a 20 year management contract with two consecutive options to extend the contract for a further five years each. The remaining ten hotels will be under a temporary management agreement with IHG.
Note 34 — Fifteen months ended December 31, 2003
      As discussed in Note 1, during 2003 the Company changed its fiscal year end to December 31 and thus its financial statements for the prior fiscal period are presented for the 15 months ended December 31, 2003 as permitted by the Companies Act 1985. In accordance with the transition period reporting requirements of the US Securities and Exchange Commission, an unaudited analysis of the financial statements and notes thereto for this 15 month period showing the three month period ended December 31, 2002 and the 12 month period ended December 31, 2003 is presented below.

(a)	Consolidated profit and loss account

Unaudited three months ended	Unaudited 12 months ended	15 months ended
December 31, 2002(i)	December 31, 2003(i)	December 31, 2003(i)

Before	Before	Before
exceptional	Exceptional	exceptional	Exceptional	exceptional	Exceptional
items	items	Total	items	items	Total	items	items	Total

(£ million, except per ordinary share amounts)
Turnover	871	—	871	2,612	—	2,612	3,483	—	3,483
Analyzed as:
Continuing operations	529	—	529	2,161	—	2,161	2,690	—	2,690
Discontinued operations	342	—	342	451	—	451	793	—	793
Cost of sales	(692)	—	(692)	(2,025)	(51)	(2,076)	(2,717)	(51)	(2,768)

Gross operating profit	179	—	179	587	(51)	536	766	(51)	715
Administrative expenses	(67)	—	(67)	(216)	—	(216)	(283)	—	(283)

Operating profit	112	—	112	371	(51)	320	483	(51)	432
Analyzed as:
Continuing operations	60	—	60	286	(51)	235	346	(51)	295
Discontinued operations	52	—	52	85	—	85	137	—	137
Non-operating exceptional items	—	(3)	(3)	—	(210)	(210)	—	(213)	(213)
Analyzed as:
Continuing operations:
Cost of fundamental reorganization	—	—	—	—	(67)	(67)	—	(67)	(67)
Separation costs	—	(3)	(3)	—	(48)	(48)	—	(51)	(51)
Profit on disposal of fixed assets	—	—	—	—	4	4	—	4	4
Provision against fixed asset investments	—	—	—	—	(56)	(56)	—	(56)	(56)

—	(3)	(3)	—	(167)	(167)	—	(170)	(170)
Discontinued operations:
Separation costs	—	—	—	—	(41)	(41)	—	(41)	(41)
Loss on disposal of fixed assets	—	—	—	—	(2)	(2)	—	(2)	(2)

—	—	—	—	(43)	(43)	—	(43)	(43)
Profit on ordinary activities before interest	112	(3)	109	371	(261)	110	483	(264)	219
Interest receivable	27	—	27	77	—	77	104	—	104
Interest payable and similar charges	(39)	—	(39)	(112)	—	(112)	(151)	—	(151)
Premium on early settlement of debt	—	—	—	—	(136)	(136)	—	(136)	(136)

Profit/ (loss) on ordinary activities before taxation	100	(3)	97	336	(397)	(61)	436	(400)	36
Tax on profit/ (loss) on ordinary activities	(29)	—	(29)	(86)	132	46	(115)	132	17

Profit/ (loss) on ordinary activities after taxation	71	(3)	68	250	(265)	(15)	321	(268)	53
Minority equity interests	(4)	—	(4)	(30)	—	(30)	(34)	—	(34)

Earnings available for shareholders	67	(3)	64	220	(265)	(45)	287	(268)	19
Dividends on equity shares	—	—	—	(156)	—	(156)	(156)	—	(156)

Retained for reinvestment in the business	67	(3)	64	64	(265)	(201)	131	(268)	(137)

Earnings per ordinary share
Basic	9.1	p	(0.4	)p	8.7	p	30.0	p	(36.1	)p	(6.1	)p	39.1	p	(36.5	)p	2.6	p
Diluted	—	—	8.7	p	—	—	(6.1	)p	—	—	2.6	p

(i)	Restated to show exceptional tax credits on a basis consistent with 2004. This comprises prior year items which are exceptional by their size or incidence. Also restated to present the period ended December 31, 2003 on a consistent basis to the year ended December 31, 2004.

(b)	Consolidated statement of total recognized gains and losses

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Earnings available for shareholders	64	(45)	19

Reversal of previous revaluation gains due to impairment	—	(22)	(22)
Exchange differences
Goodwill eliminated	—	(139)	(139)
Other assets and liabilities	9	70	79

Other recognized gains and losses	9	(91)	(82)

Total recognized gains and losses for the period	73	(136)	(63)

(c) Note of historical cost Group profits and losses

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Reported profit/ (loss) on ordinary activities before taxation	97	(61)	36
Realization of revaluation gains of previous periods	2	14	16

Historical cost profit/ (loss) on ordinary activities before taxation	99	(47)	52

Historical cost profit/ (loss) retained after taxation, minority equity interests and dividends	66	(187)	(121)

(d)	Consolidated statement of cash flows

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Operating activities	164	631	795

Interest paid	(39)	(102)	(141)
Costs associated with new facilities	—	(20)	(20)
Premium on early settlement of debt	—	(136)	(136)
Dividends paid to minority shareholders	—	(22)	(22)
Interest received	35	76	111

Returns on investments and servicing of finance	(4)	(204)	(208)

UK corporation tax (paid)/ received	(14)	39	25
Overseas corporate tax paid	(14)	(7)	(21)

Taxation	(28)	32	4

Paid:
Intangible fixed assets	—	(10)	(10)
Tangible fixed assets	(127)	(348)	(475)
Fixed asset investments	(1)	(36)	(37)
Received:
Tangible fixed assets	6	259	265
Fixed asset investments	2	7	9

Capital expenditure and financial investment	(120)	(128)	(248)

Separation costs	(7)	(59)	(66)

Acquisitions and disposals	(7)	(59)	(66)

Equity dividends	—	(299)	(299)

Net cash flow	5	(27)	(22)
Management of liquid resources	43	(172)	(129)
Financing	15	191	206

Movement in cash and overdrafts	63	(8)	55

(e)	Segmental Analysis

	Three months ended December 31, 2002 (unaudited)

					Total				Total
	Americas	EMEA	Asia Pacific	Central	Hotels	Soft Drinks	Total	Discontinued	Group

	(£ million)
Turnover	136	203	34	10	383	146	529	342	871

Operating profit after operating exceptional items	34	22	10	(18)	48	12	60	52	112
Non-operating exceptional items:
Separation costs	—	—	—	(3)	(3)	—	(3)	—	(3)

Profit on ordinary activities before interest	34	22	10	(21)	45	12	57	52	109

	12 months ended December 31, 2003 (unaudited)

					Total				Total
	Americas	EMEA	Asia Pacific	Central	Hotels	Soft Drinks	Total	Discontinued	Group

	(£ million)
Turnover	525	807	114	41	1,487	674	2,161	451	2,612

Operating profit before exceptional items	161	92	12	(62)	203	83	286	85	371
Operating exceptional items	(9)	(41)	(1)	—	(51)	—	(51)	—	(51)

Operating profit after operating exceptional items	152	51	11	(62)	152	83	235	85	320
Non-operating exceptional items:
Cost of fundamental reorganization	(11)	(17)	(2)	(37)	(67)	—	(67)	—	(67)
Separation costs	—	—	—	(48)	(48)	—	(48)	(41)	(89)
Profit/(loss) on disposal of fixed assets	10	(6)	—	—	4	—	4	(2)	2
Provision against fixed asset investment	(9)	—	—	(47)	(56)	—	(56)	—	(56)

Profit/ (loss) on ordinary activities before interest	142	28	9	(194)	(15)	83	68	42	110

	15 months ended December 31, 2003

					Total				Total
	Americas	EMEA	Asia Pacific	Central	Hotels	Soft Drinks	Total	Discontinued	Group

	(£ million)
Turnover	661	1,010	148	51	1,870	820	2,690	793	3,483

Operating profit before exceptional items	195	114	22	(80)	251	95	346	137	483
Operating exceptional items	(9)	(41)	(1)	—	(51)	—	(51)	—	(51)

Operating profit after operating exceptional items	186	73	21	(80)	200	95	295	137	432
Non-operating exceptional items:
Cost of fundamental reorganization	(11)	(17)	(2)	(37)	(67)	—	(67)	—	(67)
Separation costs	—	—	—	(51)	(51)	—	(51)	(41)	(92)
Profit/(loss) on disposal of fixed assets	10	(6)	—	—	4	—	4	(2)	2
Provision against fixed asset investments	(9)	—	—	(47)	(56)	—	(56)	—	(56)

Profit/(loss) on ordinary activities before interest	176	50	19	(215)	30	95	125	94	219

Turnover by geographic region

	Unaudited		Unaudited
	three months ended		12 months ended		15 months ended
	December 31, 2002		December 31, 2003		December 31, 2003

	By	By	By	By	By	By
	origin	destination	origin	destination	origin	destination

	(£ million)
United Kingdom	598	598	1,533	1,526	2,131	2,124
Rest of Europe, the Middle East and Africa	95	95	411	418	506	513
United States of America	117	117	454	454	571	571
Rest of Americas	27	27	100	100	127	127
Asia Pacific	34	34	114	114	148	148

	871	871	2,612	2,612	3,483	3,483

Profit on ordinary activities before interest by geographic region

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
United Kingdom	67	50	117
Rest of Europe, the Middle East and Africa	8	(15)	(7)
United States of America	17	46	63
Rest of Americas	7	21	28
Asia Pacific	10	8	18

	109	110	219

     (f) Operating profit

	Unaudited		Unaudited
	three months ended		12 months ended		15 months ended
	December 31, 2002		December 31, 2003		December 31, 2003

	Continuing	Discontinued	Continuing	Discontinued	Continuing	Discontinued

	(£ million)
Operating profit is stated after charging:
Staff costs (see note (g))	173	89	642	109	815	198
Depreciation of tangible fixed assets	49	22	187	32	236	54
Impairment of tangible fixed assets	—	—	51	—	51	—
Amortization of goodwill	2	1	11	(1)	13	—
Hire of plant and machinery	4	8	14	9	18	17
Property rentals	14	10	51	14	65	24
Income from fixed asset investments	(1)	—	(2)	—	(3)	—

Auditors’ remuneration paid to Ernst & Young LLP

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Audit fees	0.5	2.3	2.8
Audit related fees	3.4	3.8	7.2
Tax fees	0.3	0.9	1.2

	4.2	7.0	11.2

(g)	Staff

Costs

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Wages and salaries	231	653	884
Social security costs	22	74	96
Pensions	9	24	33

	262	751	1,013

Pensions

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Regular cost	9	24	33
Variations from regular cost	(2)	(5)	(7)
Notional interest on prepayment	(1)	(3)	(4)

Pension cost in respect of the principal plans	6	16	22
Other plans	3	8	11

	9	24	33

     (h) Exceptional items

	Unaudited three months ended			Unaudited 12 months ended			15 months ended
	December 31, 2002			December 31, 2003			December 31, 2003

	Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
	operations	operations	Total	operations	operations	Total	operations	operations	Total

	(£ million)
Operating exceptional items:
Hotels impairment charge	—	—	—	(51)	—	(51)	(51)	—	(51)

Total operating exceptional items	—	—	—	(51)	—	(51)	(51)	—	(51)

Non-operating exceptional items:
Cost of fundamental reorganization	—	—	—	(67)	—	(67)	(67)	—	(67)
Separation costs	(3)	—	(3)	(48)	(41)	(89)	(51)	(41)	(92)
Profit/(loss) on disposal of fixed assets	—	—	—	4	(2)	2	4	(2)	2
Provision against fixed asset investments	—	—	—	(56)	—	(56)	(56)	—	(56)

	(3)	—	(3)	(167)	(43)	(210)	(170)	(43)	(213)

Total exceptional items before interest and taxation	(3)	—	(3)	(218)	(43)	(261)	(221)	(43)	(264)
Premium on early settlement of debt	—	—	—	(136)	—	(136)	(136)	—	(136)
Tax credit on above items	—	—	—	36	28	64	36	28	64
Exceptional tax credit				68	—	68	68	—	68

Total exceptional items after interest and taxation	(3)	—	(3)	(250)	(15)	(265)	(253)	(15)	(268)

(i) Interest

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Interest payable and similar charges:
Bank loans and overdrafts	9	29	38
Other	30	83	113

	39	112	151

Interest receivable	27	77	104

     (j) Tax on profit on ordinary activities

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
Tax charge	2002(i)	2003(i)	2003(i)

	(£ million)
UK corporation tax at 30%:
Current year	18	(14)	4
Prior years	(4)	(76)	(80)

	14	(90)	(76)

Foreign tax:
Current year	9	60	69
Prior years	(5)	(15)	(20)

	4	45	49

Total current tax	18	(45)	(27)

Deferred tax:
Origination and reversal of timing differences	11	19	30
Adjustments to estimated recoverable deferred tax assets	—	(11)	(11)
Prior years	—	(9)	(9)

Total deferred tax	11	(1)	10

Tax on profit on ordinary activities	29	(46)	(17)

Further analyzed as tax relating to:
Profit before exceptional items	29	86	115
Exceptional items (see note (h)):
Non-operating	—	(64)	(64)
Exceptional tax credit	—	(68)	(68)

	29	(46)	(17)

Footnotes on page F-69.

     Tax reconciliations

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002(i)	2003(i)	2003(i)

	(%)
Reconciliation of current tax rate
UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	1.8	(9.5)	20.7
Capital allowances in excess of depreciation	(3.5)	1.9	(12.6)
Other timing differences	(4.2)	55.3	(104.2)
Net effect of different rates of tax in overseas businesses	2.6	(23.4)	46.1
Adjustment to tax charge in respect of prior years	(9.8)	37.3	(88.9)
Other	0.8	—	2.0
Exceptional items	1.0	(17.3)	32.2

Effective current tax rate	18.7	74.3	(74.7)

Reconciliation of overall tax rate
UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	1.8	(9.5)	20.7
Net effect of different rates of tax in overseas businesses	2.6	(23.4)	46.1
Adjustment to tax charge in respect of prior years	(6.1)	58.7	(115.0)
Other	0.8	(1.3)	4.6
Exceptional items	1.0	21.6	(33.4)

Effective tax rate	30.1	76.1	(47.0)

(i)	Restated to show exceptional tax credits on a basis consistent with 2004. This comprises prior year items which are exceptional by their size or incidence.
     Analysis of tax charge/(credit) on continuing operations in accordance with US GAAP

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Current taxes	6	(54)	(48)
Deferred taxes	8	(6)	2

	14	(60)	(46)

     Reconciliation of UK statutory tax rate to US GAAP tax charge on income from continuing operations

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(%)
UK corporate tax standard rate	30.0	30.0	30.0
Permanent differences	3.0	8.0	(17.8)
Net effect of different rates of tax in overseas businesses	5.2	(37.1)	178.5
Adjustment to tax charge in respect of prior periods	(12.5)	124.6	(574.2)
Other	2.0	(1.5)	0.6
Exceptional items	2.1	33.9	(128.2)

Effective current tax rate on continuing operations	29.8	157.9	(511.1)

(k) Cash flow from operating activities

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Operating profit before exceptional items	112	371	483
Depreciation and amortization	74	229	303

Earnings before interest, taxation, depreciation and amortization and exceptional items	186	600	786
Other non-cash items	1	(3)	(2)
(Increase)/decrease in stocks	(13)	12	(1)
(Increase)/decrease in debtors	(18)	8	(10)
Increase in creditors	10	59	69
Provisions expended	(2)	(8)	(10)

Operating activities before expenditure relating to exceptional items	164	668	832
Cost of fundamental reorganization	—	(37)	(37)

Operating activities	164	631	795
Net capital expenditure	(120)	(128)	(248)

Operating cash flow	44	503	547

(l) Net debt

	Unaudited

		Current
	Cash and	asset
	overdrafts	investments	Borrowings	Total

	(£ million)
At October 1, 2002	18	218	(1,413)	(1,177)
Net cash flow	5	—	—	5
Management of liquid resources and financing	58	(43)	(15)	—
Exchange and other adjustments	—	20	10	30

At December 31, 2002	81	195	(1,418)	(1,142)
Net cash flow	(27)	—	—	(27)
Management of liquid resources and financing	19	172	404	595
Separation of MAB	(7)	(7)	4	(10)
Exchange and other adjustments	(16)	17	14	15

At December 31, 2003	50	377	(996)	(569)

     (m) Management of liquid resources and financing

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
New borrowings	1,598	17,074	18,672
Other borrowings repaid	(1,583)	(17,478)	(19,061)

	15	(404)	(389)
Debt assumed by MAB	—	577	577
Ordinary shares issued by InterContinental Hotels Group PLC	—	18	18

Financing	15	191	206
Movement in liquid resources	43	(172)	(129)

	58	19	77

(n) Net capital expenditure

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Hotels
Americas	14	59	73
EMEA	54	183	237
Asia Pacific	4	39	43
Central	7	17	24

	79	298	377
Hotels disposal proceeds	(2)	(253)	(255)

Hotels net capital expenditure	77	45	122
Soft Drinks	10	55	65

InterContinental Hotels Group PLC	87	100	187
Discontinued operations	33	28	61

	120	128	248

(o) Operating cash flow

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Hotels	28	308	336
Soft Drinks	(12)	71	59

InterContinental Hotels Group PLC	16	379	395
Discontinued operations	28	124	152

	44	503	547

(p) Earnings per share
      Basic earnings per ordinary share is calculated by dividing the earnings available to shareholders of £64 million for the three months ended December 31, 2002, £45 million loss for the 12 months ended December 31, 2003 and £19 million for the 15 months ended December 31, 2003, by 731 million, 733 million and 733 million respectively, being the weighted average number of shares, excluding investment in own shares, in issue during the period.
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

(q) Pensions

	UK pension benefits

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Service cost	8	24	32
Interest cost	18	35	53
Expected return on plan assets	(17)	(32)	(49)
Net amortization and deferral	5	9	14
Cost of contractual benefits recognized	—	2	2

Net periodic pension cost	14	38	52

	US pension benefits

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Interest cost	2	5	7
Expected return on plan assets	(1)	(4)	(5)
Recognized net actuarial gain	—	2	2

Net periodic pension cost	1	3	4

	US pension benefits

	Unaudited	Unaudited
	three months	12 months	15 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2003

	(£ million)
Interest cost	—	1	1

Net periodic pension cost	—	1	1

Note 35 —	Differences between United Kingdom and United States Generally Accepted Accounting Principles
      The Group financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ from those generally accepted in the United States (“US GAAP”). The significant differences, as they apply to the Group, are summarized below.
      This US GAAP information provides a reconciliation between earnings available for shareholders under UK GAAP and net income under US GAAP and between shareholders’ funds under UK GAAP and shareholders’ equity under US GAAP, respectively.
      During 2003, the Company changed its fiscal year to December 31 and thus its financial statements are presented for the 15 months ended December 31, 2003 as permitted by the Companies Act 1985. In accordance with the transition reporting period reporting requirements of the US Securities and Exchange Commission, an unaudited analysis of the financial statements and notes thereto for this 15 month period showing the three-month period ended December 31, 2002 and the 12 month period ended December 31, 2003 is presented in Note 34. The unaudited analysis of the significant adjustments for the purposes of US GAAP for the 15 month period is set out below.

Intangible assets
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
      For the purposes of US GAAP, the Group adopted Statement of Financial Accounting Standards (“FAS”) 142 ‘Goodwill and Other Intangible Assets’ on October 1, 2002 and from that date goodwill and indefinite life intangible assets, including that which arose in the period from July 1, 2001 would not be amortized but would be reviewed annually for impairment.
      Under US GAAP, separately identified definite life intangible assets arising on acquisitions would be capitalized and amortized over their useful lives. Under UK GAAP, these assets are included within goodwill.
      Under UK GAAP, where purchase consideration is contingent on a future event, the cost of acquisition includes a reasonable estimate of the amount expected to be payable in the future. Under US GAAP, contingent consideration is not recognized until the related contingencies are resolved.

Impairment of goodwill
      Under UK GAAP, goodwill is reviewed for potential impairment where there is an indicator that impairment may have occurred. The impairment is measured by comparing the carrying value of goodwill for each income-generating unit (“IGU”) with the higher of net realizable value and value in use. Under US GAAP, goodwill impairment reviews are also conducted when an indicator of impairment exists, in addition to an annual goodwill impairment test required by FAS 142. Any impairment is measured by comparing the carrying value of each reporting unit with its fair value. Where the carrying value, including any separately identified intangible assets, is greater than the fair value, the impairment loss is based on the excess of the carrying value of goodwill over the implied fair value of the goodwill. Where reporting units identified under US GAAP differ from IGUs identified under UK GAAP, a reconciling item may arise.

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
      Under UK GAAP, the impairment of tangible fixed assets is measured by reference to discounted cash flows. Under US GAAP, if the carrying value of assets is supported by undiscounted cash flows, there is no impairment.
      The Group recognizes a profit on disposal of fixed assets provided substantially all the risks and rewards of ownership have transferred. For the purposes of US GAAP, the Group would account for sales of real estate in accordance with FAS 66 ‘Accounting for Sales of Real Estate’. If there is a significant continuing involvement with the property, any gain on sale is deferred and is recognised over the life of the long-term management contract retained on the property. In circumstances where a return of the buyer’s investment is guaranteed, a sale is not recognized and the transaction would be accounted for as a leasing arrangement.

Assets held for sale
      Under UK GAAP there is no held for sale definition. Under US GAAP, assets are classified as held for sale when the criteria under FAS 144 ‘Accounting for the impairment or disposal of long-lived assets’ are met. Assets classified as held for sale are recorded at the lower of carrying value or estimated fair value, less estimated costs to sell. Depreciation is no longer charged.

Fixed asset investments
      Fixed asset investments are stated at cost less any provision for diminution in value. Under US GAAP, these investments are recorded at market value and unrealized gains and losses are reported in other comprehensive income except for other than temporary losses which are recognized in the profit and loss account.

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
      At December 31, 2004, the accumulated benefit obligations exceeded the fair value of the plans’ assets. In these circumstances, US GAAP would require the recognition of the difference as a balance sheet liability and the elimination of any amounts previously recognized as a prepaid pension cost. An equal amount, but not exceeding the amount of unrecognized past service cost, would be recognized as an intangible asset with the balance reported in other comprehensive income.

Staff costs
      The Group charges against earnings the cost of shares acquired to settle awards under certain incentive schemes. The charge is based on an apportionment of the cost of shares over the period of the scheme. Prior to Separation, for the purposes of US GAAP, the Group accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion 25 ‘Accounting for Stock Issued to Employees’ and related interpretations. Under APB 25 these awards would be accounted for as variable plans and the charge would be based on the intrinsic value of the shares using the share price at the balance sheet date. Effective from the date of Separation, the Group adopted the preferable fair value recognition provisions of FAS 123 ‘Accounting for Stock-Based Compensation’. The Group selected the modified prospective method of adoption described in FAS 148 ‘Accounting for Stock-Based Compensation — Transition and Disclosure’. Compensation costs recognized since Separation are the same as those which would have been recognized had the fair value method of FAS 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for years prior to 2002 have not been restated.
      The Group provides certain compensation arrangements in the United States through a rabbi trust. Under UK GAAP, the net deficit is recorded as a provision in the accounts and the net change in the underlying value of the assets and liabilities is recorded as a charge (or credit) to the profit and loss account. Under US GAAP, the marketable securities held by the rabbi trust would be accounted for in accordance with FAS 115 ‘Accounting for certain investments in Debt and Equity Securities’. The trust is shown gross in the balance sheet. The marketable securities held by the trust are recorded at market value and unrealised gains and losses are reported in other comprehensive income except for other than temporary which are recognised in the profit and loss account.

Derivative instruments and hedging
      The Group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risk. Under UK GAAP, these instruments are measured at cost and accounted for as hedges, whereby gains and losses are deferred until the underlying transaction occurs. Under US GAAP, all derivative instruments (including those embedded in other contracts) are recognized on the balance sheet at their fair values. Changes in fair value would be recognized in net income unless specific hedge criteria are met. If a derivative qualifies for hedge accounting as defined under US GAAP, changes in fair value are recognized periodically in net income or in shareholders’ equity as a component of other comprehensive income depending on whether the derivative qualifies as a fair value or cash flow hedge. Substantially all derivatives held by the Group during the year did not qualify for hedge accounting under US GAAP.

Provisions
      Under UK GAAP, a provision for loss on disposal is recorded for the difference between the net asset value to be sold and the expected proceeds. Under US GAAP, the provision would be adjusted to remove the impact of revaluation adjustments and to include the effect of fully providing for the difference between the book and tax basis of assets and liabilities.

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

Guarantees
      The Group gives guarantees in connection with obtaining long-term management contracts. Under UK GAAP, a contingent liability under such guarantees is not recognized unless it is probable that it will result in a future loss to the Group. For the purposes of US GAAP, under FASB Interpretation (“FIN”) 45 ‘Guarantors Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others in the Year’, at the inception of guarantees issued after December 31, 2002, the Group would record the fair value of the guarantee as an asset and a liability, which are amortized over the life of the contract.

Discontinued operations
      Under UK GAAP, operations are classified as discontinued when the sale or termination of operations is completed by the balance sheet date, or before approval of the financial statements. In addition, the operations concerned must have a material effect on the nature and focus of operations resulting in either a withdrawal from a particular class of business or geographic market or a material reduction in turnover in a continuing market. Under US GAAP, operations are classified as discontinued when they are classified as held for sale and when the Group no longer believes it will have a significant continuing involvement.

Classification of borrowings
      Under US GAAP the amounts shown as repayable after one year for unsecured bank loans and overdrafts drawn under or supported by bank facilities with maturities of up to five years and amounting to £1,014 million (2003 £489 million) would be classified as current liabilities.

Proposed dividends
      Final ordinary dividends are provided for in the year in respect of which they are proposed by the Board for approval by the shareholders. Under US GAAP, dividends would not be provided for until the year in which they are declared.
     Reimbursements
      Under UK GAAP, reimbursements of costs incurred on managed hotel properties are not reflected in the profit and loss accounts. These costs primarily relate to payroll costs where the Group is the employer. Reimbursements are made based upon costs incurred with no added margin. For purposes of US GAAP, such reimbursements would be included in net sales and operating expenses.

Exceptional items
      Certain exceptional items are shown on the face of the profit and loss account statement after operating profit. Under US GAAP, these items would be classified as operating profit or expenses.
      Exceptional items for the year ended December 31, 2004 and the 15 and 12 months ended December 31, 2003 include restructuring charges associated with the fundamental reorganization within the Hotels business which is an expressly permitted exceptional item in accordance with FRS 3 under UK GAAP.

Net income/(loss) in accordance with US GAAP
      The significant adjustments required to convert earnings available for shareholders in accordance with UK GAAP to net income/ (loss) in accordance with US GAAP are:

		Unaudited	Unaudited
		three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	(£ million, except per ADS amounts)
Earnings available for shareholders in accordance with UK GAAP	299	64	(45)	19	457
Adjustments:
Amortization of intangible fixed assets	7	(4)	(5)	(9)	(105)
Impairment of intangible fixed assets on adoption of FAS 142	—	(712)	—	(712)	—
Impairment of tangible fixed assets	10	—	45	45	77
Disposal of tangible fixed assets	5	3	5	8	6
Depreciation of tangible fixed assets	(4)	—	(4)	(4)	—
Deferred revenue	5	—	3	3	—
Gain on held for sale equity investment	(28)	—	—	—	—
Pension costs	(15)	(9)	(14)	(23)	(21)
Staff costs	(2)	—	(6)	(6)	—
Change in fair value of derivatives(i)	52	7	26	33	79
Provisions	69	(1)	3	2	—
Deferred taxation:
on above adjustments	(3)	2	4	6	(4)
methodology	(59)	(2)	14	12	7

	37	(716)	71	(645)	39
Minority share of above adjustments	4	—	3	3	3

	41	(716)	74	(642)	42

Net income/(loss) in accordance with US GAAP	340	(652)	29	(623)	499

See page F-79 for footnotes.

      The condensed consolidated income statement presented below reflects the adjustments to attributable profit for the year.

		Unaudited		Unaudited
		three months		12 months		15 months
	Year ended	ended		ended		ended		Year ended
	December 31,	December 31,		December 31,		December 31,		September 30,
	2004	2002		2003		2003		2002

	(£ million, except per ADS amounts)
Net sales	2,377	532		2,224		2,756		2,189
Operating and administrative expense	(2,055)	(483)		(2,104)		(2,587)		(1,900)
Interest expense, net	(33)	(2)		(158)		(160)		(17)

Income/(loss) before income tax expense and minority interest	289	47		(38)		9		272

Income tax credit/(expense)	53	(14)		60		46		(87)
Minority interest	(24)	(4)		(27)		(31)		(22)

Income from continuing operations before cumulative effect on prior years of change in accounting principle	318	29		(5)		24		163

Discontinued operations:
Result for period, net of tax(iv)(vi)	1	31		34		65		165
Surplus on disposal, net of tax(v)(vii)	21	—		—		—		171

	22	31		34		65		336
Cumulative effect on prior years of adoption of FAS 142	—	(712)		—		(712)		—

Net income/(loss)	340	(652)		29		(623)		499

Per ordinary share and American Depositary Share(ii) basic
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Total continuing operations	44.8p	4.0p		(0.6	)p	3.3p		22.3p

Total discontinued operations	3.1p	4.2p		4.6p		8.9p		46.0p
Cumulative effect on prior years of adoption of FAS 142	—	(97.1	)p	—		(97.1	)p	—

Net income/(loss)	47.9p	(88.9	)p	4.0p		(84.9	)p	68.3p

Diluted(iii)
Income/(loss) Before cumulative effect on prior years of change in accounting principle:
Total continuing operations	42.6p	4.0p		(0.6	)p	3.3p		22.2p

Total discontinued operations	3.1p	4.2p		4.6p		8.9p		45.8p
Cumulative effect on prior years of adoption of FAS 142	—	(97.1	)p	—		(97.1	)p	—

Net income/(loss)	45.7p	(88.9	)p	4.0p		(84.9	)p	68.0p

(i)	Comprises net gains in the fair value of derivatives that do not qualify for hedge accounting of £50 million (2003 £28 million, 2002 £75 million) and net gains reclassified from other comprehensive income of £2 million (2003 £5 million, 2002 £4 million).

(ii)	Calculated by dividing net income/(loss) in accordance with US GAAP of £340 million income (2003 £623 million loss, 2002 £499 million income), by 710 million (2002 733 million, 2002 731 million) shares, being the weighted average number of ordinary shares in issue during the period. Each American Depositary Share represents one ordinary share.

(iii)	Calculated by adjusting basic net income/(loss) in accordance with US GAAP of £329 million income to reflect both the future compensation on share-based payments and the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 720 million (2003 733 million, 2002 734 million).

(iv)	Discontinued operations relate to 11 hotels in 2004, 2003 and 2002, Mitchells & Butlers plc for 2003 and 2002 and Bass Brewers in fiscal 2002.

(v)	Relates to profit on disposal of Bass Brewers relating to the finalization of completion accounts and the release of prior over provisions for tax.

(vi)	Tax for the year ended December 31, 2004 of £1 million (15 months ended December 31, 2003 of £11 million charge, 12 months ended December 31, 2003 (unaudited) of £4 million credit, three months ended December 31, 2002 (unaudited) of £15 million charge, year ended September 30, 2002 of £76 million charge).

(vii)	Tax for the year ended December 31, 2004 of £3 million credit (15 months ended December 31, 2003 of £nil million, 12 months ended December 31, 2003 (unaudited) of £nil million, three months ended December 31, 2002 (unaudited) of £nil million, year ended September 30, 2002 of £114 million credit).

Comprehensive income/(loss)
      Comprehensive income under US GAAP is as follows:

		Unaudited	Unaudited
		three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	(£ million)
Net income/(loss) in accordance with US GAAP	340	(652)	29	(623)	499
Other comprehensive income:
Transfer to MAB of minimum pension liability on April 1, 2003, net of tax of £108 million	—	—	253	253	—
Minimum pension liability, net of tax of £1 million (2003 £22 million, 2002 £108 million)	8	(37)	(14)	(51)	(253)
Change in valuation of marketable securities, net of tax of £3 million (2003 and 2002 £nil million)	29	(9)	40	31	(1)
Change in fair value of derivatives, net of tax of £nil million (2003 £1 million, 2002 £1 million)	(2)	(1)	(3)	(4)	(3)
Currency translation differences	74	(21)	(99)	(120)	(107)

	109	(68)	177	109	(364)

Comprehensive income/(loss) in accordance with US GAAP	449	(720)	206	(514)	135

      Movements in other comprehensive income amounts (net of related tax) are as follows:

	Minimum	Change in	Derivative
	pension	valuation of	financial	Currency
	liability	marketable	instruments	translation
	adjustment	securities	gains/(losses)	differences	Total

	(£ million)
At October 1, 2001	—	(28)	11	237	220
Movement in the year	(253)	(1)	(3)	(107)	(364)

At September 30, 2002	(253)	(29)	8	130	(144)
Movement in the three months to December 31, 2002 (unaudited)	(37)	(9)	(1)	(21)	(68)
Movement in the 12 months to December 31, 2003 (unaudited)	239	40	(3)	(99)	177

At December 31, 2003	(51)	2	4	10	(35)
Movement in the year	8	29	(2)	74	109

At December 31, 2004	(43)	31	2	84	74

Shareholders’ equity in accordance with US GAAP
      The significant adjustments required to convert shareholders’ funds in accordance with UK GAAP to shareholders’ equity in accordance with US GAAP are:

	December 31,	December 31,
	2004	2003

	(£ million)
Shareholders’ funds in accordance with UK GAAP	1,977	2,554

Adjustments:
Intangible fixed assets:
Cost: goodwill	781	837
other	689	843
Accumulated amortization	(245)	(257)

	1,225	1,423
Intangible asset — minimum pension liability	3	6

	1,228	1,429
Tangible fixed assets:
Cost	(82)	(68)
Assets held for sale	(300)	—
Accumulated depreciation	60	33

	(322)	(35)
Fixed asset investments:
Investments and advances	3	2
Assets held for sale	300	—
Current assets:
Pension prepayment	(52)	(47)
Other debtors	22	22
Derivatives	9	4
Creditors: amounts falling due within one year:
Other creditors	5	(2)
Proposed dividend of parent company	62	70
Proposed dividend for minority shareholders	19	16
Derivatives	(1)	(6)
Creditors: amounts falling due after one year:
Other creditors	(99)	(114)
Derivatives	(2)	(24)
Provisions for liabilities and charges:
Provisions	98	25
Accrued pension cost	(64)	(54)
Deferred taxation:
on above adjustments	(187)	(238)
methodology	(155)	(169)

	864	879
Minority share of above adjustments	(45)	(53)

	819	826

Shareholders’ equity in accordance with US GAAP	2,796	3,380

Additional information required by US GAAP in respect of earnings per share
      The following table sets forth the computation of basic and diluted earnings per share from continuing operations under US GAAP:

		Unaudited		Unaudited
		three months		12 months		15 months
	Year ended	ended		ended		ended		Year ended
	December 31,	December 31,		December 31,		December 31,		September 30,
	2004	2002		2003		2003		2002

	(£ million, except per ADS amounts)
Numerator:
Numerator for basic earnings per ordinary share and ADS	318	29		(5)		24		163
Deduct: FAS No. 123 compensation cost	(15)	—		—		—		—
Tax effect	4	—		—		—		—

Numerator for diluted earnings per ordinary share and ADS	307	29		(5)		24		163

Denominator:
Denominator for basic earnings per ordinary share and ADS	710	733		733		733		731
Effect of dilutive securities:
Employee options and restricted stock awards	10	—		—		—		3

Denominator for diluted earnings per ordinary share and ADS	720	733		733		733		734

Basic earnings per ordinary share and ADS from continuing operations	44.8p	4.0	p	(0.6	)p	3.3	p	22.3p

Diluted earnings per ordinary share and ADS from continuing operations	42.6p	4.0	p	(0.6	)p	3.3	p	22.2p

Consolidated statement of cash flows
      The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but may differ with regard to classification of items within the statements and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.
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

      The categories of cash flow activity under US GAAP can be summarized as follows:

		Unaudited	Unaudited
		three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	(£ million)
Cash inflow from operating activities	439	132	481	613	535
Cash outflow on investing activities	(148)	(127)	(200)	(327)	(320)
Cash outflow from financing activities	(620)	(32)	(147)	(179)	(220)

(Decrease)/increase in cash and cash equivalents	(329)	(27)	134	107	(5)
Effect of foreign exchange rate changes	(17)	20	1	21	82
Cash and cash equivalents
At start of the fiscal year	429	301	294	301	224

At end of the fiscal year	83	294	429	429	301

Additional information required by US GAAP in respect of the Group’s principal pension plans
      The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	UK pension benefits			US pension benefits			US postretirement benefits

		15 months			15 months			15 months
	Year ended	ended	Year ended	Year ended	ended	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	September 30,	December 31,	December 31,	September 30,	December 31,	December 31,	September 30,
	2004	2003	2002	2004	2003	2002	2004	2003	2002

	(£ million)
Service cost	17	34	31	—	—	—	—	—	—
Interest cost	26	53	66	5	7	9	1	1	1
Expected return on plan assets	(25)	(49)	(76)	(4)	(5)	(4)	—	—	—
Net amortization and deferral	7	14	2	—	—	—	—	—	—
Recognized net actuarial gain	—	—	—	2	2	—	—	—	—

Net periodic pension cost	25	52	23	3	4	5	1	1	1

      The major assumptions used in computing the pension expense were:

	UK pension benefits			US pension benefits			US postretirement benefits

		15 months		Year months	15 months		Year months	15 months
	Year ended	ended	Year ended	ended	ended	Year ended	ended	ended	Year ended
	December 31,	December 31,	September 31,	December 31,	December 31,	September 31,	December 31,	December 31,	September 31,
	2004	2003	2002	2004	2003	2002	2004	2003	2002

Expected long-term rate of return on plan assets	6.90%	6.90%	7.00%	8.00%	8.00%	9.00%	—	—	—
Discount rate	5.30%	5.40%	5.50%	5.75%	6.30%	6.80%	5.75%	6.30%	6.80%
Expected long-term rate of earnings increases	4.30%	4.30%	3.80%	3.50%	3.50%	3.50%	—	—	—
      The plans’ expected return on assets, as shown above, is based on the Company’s expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

      The assumed health care cost trends rates for medical and dental plans at December 31, 2004 and 2003 and September 30, 2002 are as follows:

	2004	2003	2002

Health care cost trend rate assumed for next year	9.5%	10.0%	7.5%
Rate that the cost trend rate gradually declines to	4.5%	4.5%	5.0%
Year that rate reaches the assumed ultimate rate	2014	2014	2007
      A one-percentage point increase/ (decrease) in assumed health care costs trend rate would increase/ (decrease) the accumulated post employment benefit obligations as of December 31, 2004 and 2003, by £1 million, and would increase/ (decrease) the total of the service and interest cost components of net post-employment health care cost for the period then ended by approximately £nil million.

	UK pensions benefits		US pensions benefits		US postretirement benefits

	Year ended	15 months ended	Year ended	15 months ended	Year ended	15 months ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Change in benefit obligation	2004	2003	2004	2003	2004	2003

	(£ million)
Benefit obligation at beginning of period	477	1,311	90	95	12	9
Service cost	17	34	—	—	—	—
Members contributions	—	6	—	—	—	—
Interest expense	26	53	5	7	1	1
Benefits paid	(12)	(50)	(5)	(7)	(1)	(1)
Age-related national insurance rebates	5	5	—	—	—	—
Bulk transfer to scheme	27	—	—	—	—	—
Actuarial loss arising in the year	60	128	5	7	—	3
Separation of MAB	—	(1,010)	—	—	—	—
Exchange	—	—	(6)	(12)	(1)	—

Benefit obligation at end of period	600	477	89	90	11	12

      The following table sets forth movements in fair value of the plan assets and the projected benefit obligation of the principal plan.

	UK pensions benefits		US pensions benefits		US postretirement benefits

	Year ended	15 months ended	Year ended	15 months ended	Year ended	15 months ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Changes in plan assets	2004	2003	2004	2003	2004	2003

	(£ million)
Fair value of plan assets at beginning of period	355	996	48	49	—	—
Contributions payable	72	45	11	1	1	1
Age-related national insurance rebates	5	5	—	—	—	—
Benefits paid	(12)	(50)	(5)	(7)	(1)	(1)
Bulk Transfer to scheme	14	—	—	—	—	—
Actual return on assets	38	—	5	—	—	—
Actuarial loss on assets	—	81	—	10	—	—
Separation of MAB	—	(722)	—	—	—	—
Exchange	—	—	(4)	(5)	—	—

Fair value of plan assets at end of period	472	355	55	48	—	—

Accumulated benefit obligation (all vested)	519	409	87	88	—	—

Fair value of plan assets	472	355	55	48	—	—
Projected benefit obligation	(600)	(477)	(89)	(90)	(11)	(12)

Net plan obligation	(128)	(122)	(34)	(42)	(11)	(12)
Unrecognized transitional asset, net of amortization	—	(1)	—	—	—	—
Unrecognized prior service cost	5	5	—	—	—	—
Unrecognized net loss	199	142	23	20	3	3

Net amount recognized	76	24	(11)	(22)	(8)	(9)

The amounts recognized in the balance sheet consist of:
Prepaid pension cost	57	—	—	—	—	—
Accrued pension cost	(54)	(54)	(31)	(40)	(8)	(8)
Pension costs	—	—	—	—	—	(1)
Intangible asset	3	6	—	—	—	—
Other comprehensive income (before tax)	70	72	20	18	—	—

Net amount recognized	76	24	(11)	(22)	(8)	(9)

Additional information required by US GAAP in respect of Group’s share options

Accounting and disclosure of stock-based compensation
      FAS 123 ‘Accounting for Stock-Based Compensation’, established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Prior to Separation, for the purposes of US GAAP, the Group accounted for those plans under the recognition and measurement provisions of APB 25. Under APB 25 these awards would be accounted for as variable plans and the charge would be based on the intrinsic value of the shares using the share price at the balance sheet date. Had the Group chosen to account for such costs under FAS 123, net (loss)/income for the 15 months ended December 31, 2003 would have been a loss of £631 million (2002 £497 million income), basic net income per ordinary share and ADS would have been (86.1)p (2002 68.0p) and diluted net income per ordinary share and ADS would have been (86.1)p (2002 67.7p).
      Effective from the date of Separation, the Group adopted the fair value recognition provisions of FAS 123. The Group selected the modified prospective method of adoption described in FAS 148 ‘Accounting for Stock-Based Compensation — Transition and Disclosure’. Compensation costs recognized since Separation is the same as that which would have been recognized had the fair value method of FAS 123 been applied from its original effective date.
      Details of the fair values of stock awards in the year are given in Note 28. Because options vest over several years and additional options grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

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
      At December 31, 2004, the Group did not consider there to be any significant concentration of credit risk.

Fair values of financial instruments
      The following information is presented in compliance with the requirements of US GAAP. The carrying amounts and fair values of the material financial instruments of the Group are as follows:

	December 31,		December 31,
	2004		2003

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	(£ million)
Assets
Cash	43	43	55	55
Current asset investments	116	116	377	381
Listed investments	1	4	64	66
Unlisted investments	98	98	108	108
Liabilities
Total borrowings:
Loan capital and noncurrent bank loans	(1,174)	(1,174)	(988)	(992)
Current bank loans and overdrafts	(25)	(25)	(13)	(13)
Off-balance sheet instruments
Interest rate swaps		(3)		(29)
Foreign exchange contracts		9		(1)
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

		Three months	12 months	15 months
	Year ended	ended	ended	ended	Year ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2004	2002	2003	2003	2002

	(£ million)
Assets to be disposed of	—	—	9	9	14
Assets to be held and used	18	—	6	6	—

Total	18	—	15	15	14

Disclosed as:
Impairment charges recognized under UK GAAP:
Operating exceptional — impairment charges	28	—	51	51	77
Non-operating exceptional — provision for loss on disposal	74	—	9	9	14

Charge for the year under UK GAAP	102	—	60	60	91
Less: Adjustment to impairment recognized under US GAAP	(84)	—	(45)	(45)	(77)

Total charge before cumulative effect of a change in accounting principle	18	—	15	15	14
Add: Cumulative effect on adoption of FAS 142 under US GAAP	—	712	—	712	—

	18	712	15	727	14

Charged against:
Intangible assets — goodwill	—	712	—	712	—
Tangible assets	18	—	15	15	14

	18	712	15	727	14

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
      The operating exceptional charge recognized under UK GAAP of £28 million recognized in 2004, and £51 million recognized in 2003, and £77 million recognized in 2002 relate to various hotels within Americas, EMEA and Asia Pacific, where it has been necessary to make an impairment charge for the difference in these hotels’ carrying values compared to the higher of value in use or net realizable value.
      With the exception of the impairment charge of £18 million in 2004 and £6 million in 2003 in respect of short leasehold properties, the UK GAAP impairment charge is reversed under US GAAP as the impairment test is first performed using undiscounted cash flows and is therefore shown as a reduction in the difference between the charge under UK GAAP and US GAAP in the reconciliation to US GAAP accounting principles.

Additional information required by US GAAP in respect of accounting for intangible assets subject to amortization
      Other intangible assets subject to amortization consist of:

	December 31, 2004			December 31, 2003

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

	(£ million)
Management & franchise contracts	307	(270)	37	326	(291)	35
Other	4	(1)	3	4	—	4

	311	(271)	40	330	(291)	39

      The estimated aggregate amortization expense for each of the next five years is £5 million, £5 million, £5 million, £4 million and £4 million. The weighted average remaining life of intangible assets subject to amortization is 12 years.

Additional information required by US GAAP in respect of accounting for intangible assets not subject to amortization

	December 31, 2004			December 31, 2003

	Hotels	Soft drinks	Total	Hotels	Soft drinks	Total

	(£ million)
Goodwill	840	124	964	907	122	1,029
Trademarks	474	—	474	513	—	513

Total	1,314	124	1,438	1,420	122	1,542

Additional pro forma information required by US GAAP in respect of FAS 142
      FAS 142 requires that in the period of adoption, and until all periods presented are accounted for in accordance with the standard, a reconciliation of reported net income to the adjusted net income should be disclosed along with adjusted earnings per share, as if the standard had been adopted for each period.

      Net income/(loss) and, basic and diluted earnings per ordinary share and ADS, adjusted to exclude amortization expense no longer required due to the adoption of FAS 142, are as follows:

		Unaudited		Unaudited
		three months		12 months	15 months
	Year ended	ended		ended	ended		Year ended
	December 31,	December 31,		December 31,	December 31,		September 30,
	2004	2002		2003	2003		2002

	(£ million, except per ADS amounts)
Net income/(loss) in accordance with US GAAP, as reported	340	(652)		29	(623)		499
Add back: goodwill amortization	—	—		—	—		69
trademarks amortization	—	—		—	—		13
Pro forma net income/(loss) in accordance with US GAAP	340	(652)		29	(623)		581
Pro forma basic net income/(loss) per ordinary share and ADS	47.9p	(88.9	)p	4.0p	(84.9	)p	68.3p
Add back: goodwill amortization	—	—		—	—		9.4p
trademarks amortization	—	—		—	—		1.8p
Pro forma basic net income/(loss) per ordinary share and ADS	47.9p	(88.9	)p	4.0p	(84.9	)p	79.5p
Pro forma diluted net income/(loss) per ordinary share and ADS	45.7p	(88.9	)p	4.0p	(84.9	)p	68.0p
Add back: goodwill amortization	—	—		—	—		9.4p
trademarks amortization	—	—		—	—		1.8p
Pro forma diluted net income/(loss) per ordinary share and ADS	45.7p	(88.9	)p	4.0p	(84.9	)p	79.2p

Additional information required by US GAAP in respect of taxation

Analysis of tax (credit)/charge on continuing operations in accordance with US GAAP

	Year ended	Year ended	Year ended
	December 31, 2004	December 31, 2003	December 31, 2002

	(£ million)
Current taxes	(60)	(48)	93
Deferred taxes	7	2	(6)

	(53)	(46)	87

Reconciliation of UK statutory tax rate to US GAAP tax charge on income from continuing operations

	Year ended	Year ended	Year ended
	December 31, 2004	December 31, 2003	December 31, 2002

	(%)
UK corporate tax standard rate	30.0	30.0	30.0
Permanent differences	1.1	(17.8)	(4.0)
Net effect of different rates of tax in overseas business	6.7	178.5	5.0
Adjustment to tax charge in respect of prior periods	(20.4)	(574.2)	(5.6)
Other	(0.2)	0.6	(0.5)
Exceptional items	(35.5)	(128.2)	7.1

Effective current tax rate on continuing operations	(18.3)	(511.1)	32.0

                  Deferred taxation in accordance with US GAAP

Deferred tax

(£ million)
At September 30, 2002	862
Exchange and other adjustments	(36)
Profit and loss account	(8)
Separation of MAB	(97)

At December 31, 2003	721
Exchange and other adjustments	(20)
Profit and loss account	—
Adjustment to other intangible assets(1)	(110)

At December 31, 2004	591

(1)	In 2004, the adjustment to other intangible assets relates to the recognition of pre-acquisition losses in respect of which a valuation allowance had previously been made.

      The analysis of the deferred taxation liability required by US GAAP is as follows:

	December 31, 2004	December 31, 2003

	(£ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	590	667
Other temporary differences	197	188

	787	855

Deferred taxation assets:
Taxation effect of losses carried forward	(113)	(37)
Taxation effect of pension cost liability	(6)	(13)
Other temporary differences	(77)	(84)

	(196)	(134)

	591	721

Of which:
Current	(45)	(4)
Noncurrent	636	725

	591	721

      The taxation effect of losses carried forward is stated net of a valuation allowance of £305 million (2003 £317 million).
      On release, £16 million (2003 £16 million) of the valuation allowance would be recognized in goodwill. A reduction of £88 million has been made to the opening valuation allowance in respect of a change in judgement regarding the realizability of deferred tax assets. There are no material expiration dates in respect of operating losses.
      No deferred tax is provided in respect of temporary differences relating to the unremitted earnings of certain overseas subsidiaries and joint ventures on the basis that the differences are permanent in nature. It is not practicable to determine the amounts unprovided.

Additional information required under US GAAP in respect of restructuring provisions

	IHG				MAB

	Employee	Facilities	Other	IHG	MAB	Group
	costs	costs	costs	total	reorganization	total

	(£ million)
Balance at October 1, 2001	—	—	—	—	9	9
Profit and loss account	—	—	—	—	2	2

Balance at September 30, 2002	—	—	—	—	11	11
Expenditure	—	—	—	—	(1)	(1)

Balance at December 31, 2002	—	—	—	—	10	10
Exchange and other adjustments	—	(3)	—	(3)	(6)	(9)
Profit and loss account	30	13	15	58		58
Expenditure	(23)	(3)	(11)	(37)	(1)	(38)
Separation of MAB	—	—	—	—	(3)	(3)

Balance at December 31, 2003	7	7	4	18	—	18
Expenditure	(7)	(3)	(4)	(14)	—	(14)

Balance at December 31, 2004	—	4	—	4	—	4

New Accounting Standards
      FIN 46, “Consolidation of Variable Interest Entities” (“the Interpretation”), was effective for all enterprises with variable interest in variable interest entities created after January 31, 2003. FIN 46(R), which was revised in December 2003, was effective for all entities to which the provisions of FIN 46 were not applied as of December 24, 2003. We applied the provisions of FIN 46(R) to all entities subject to the Interpretation as of December 31, 2004. Under FIN 46(R), if an entity is determined to be a variable interest entity (“VIE”), it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, the “primary beneficiary”.
      The Group’s evaluation of the provisions of FIN 46 as it relates to its various forms of arrangements focused primarily on a review of the key terms of its equity investment agreements, management contracts and franchise agreements against the criteria in FIN 46 to determine if any of these arrangements qualify as VIEs. In general, a VIE represents a structure used for business purposes that either does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. However, other contractual arrangements could qualify an entity as a VIE and designate which party to the contract is the primary beneficiary.
      The Group’s evaluation of its equity investments, management contracts and franchise agreements identified one management contract, due to the terms of performance guarantees, and one equity investment, in which it has variable interests. For those entities in which the Group holds a variable interest, it determined that it was not the primary beneficiary and as such was not required to consolidate the VIEs. The performance guarantee associated with the management contracts with HPT does not expose the Group to the majority of expected cash flow variability and therefore those hotels have not been consolidated. As of December 31, 2004, the maximum exposure to loss on these contracts, consisting of future management fees and the potential obligation to fund the performance guarantee, totaled an aggregate amount of approximately £63 million over the life of the contracts. The Group also has one significant equity interest in an entity that is a VIE. In November 2003, the Group purchased a one-third share of an equity venture that owns the InterContinental Warsaw which is managed by the Group. The equity investment in the VIE totaled £13 million at December 31, 2004 and £12 million at December 31, 2003
      In June 2004, the Emerging Issues Task Force issued EITF Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. This issue sets forth guidance with respect to the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of FAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“FAS No. 115”) and equity securities that are not subject to the scope of FAS No. 115 and not accounted for under the equity method of accounting. The Task Force reached a consensus that the EITF 03-1 application guidance should be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. There were no unrealized losses requiring additional disclosures in the Group’s December 2004 financial statements. The Group will continue to evaluate the impact of EITF 03-1 on its financial position and results of operations.
      In November 2004, the FASB issued FAS 151 “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4.” FAS 151 requires the abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. FAS 151 is effective for our company on January 1, 2006. The Group does not believe that the adoption of FAS 151 will have a material impact upon its financial position and results of operations.
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment, a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation.” Generally, the approach in FAS 123(R) is similar to the approach described in FAS 123. FAS 123(R) requires all share-based payments to employees, including grants of share options, to be recognized in the income statement based on their fair values. The Group plans to adopt FAS 123(R) for the financial year ended December 2005.
      In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29” which replaces the current exception from fair value measurement of non-monetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 shall be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 cannot be predicted at this time because it will depend on whether applicable non-monetary transactions take place in the future.

INTERCONTINENTAL HOTELS GROUP PLC
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	charged to			Balance at
	beginning	costs and	Exchange		end of
	of period	expenses	differences	Deductions	period

Year ended December 31, 2004
Provisions for bad and doubtful debts	45	20	(3)	(19)	43
15 months ended December 31, 2003
Provisions for bad and doubtful debts	55	9	(6)	(13)	45
Three months ended December 31, 2003 (unaudited)
Provision for bad and doubtful debts	55	2	(2)	(5)	50
12 months ended December 31, 2003 (unaudited)
Provision for bad and doubtful debts	50	7	(4)	(8)	45
Year ended September 30, 2002
Provisions for bad and doubtful debts	41	24	1	(9)	55

S-1

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Richard Solomons

Name: Richard Solomons
Title: Finance Director
Date: 3rd May, 2005