Form 20-F
period 2005-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2006-03-31
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-10409
InterContinental Hotels Group PLC
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
67 Alma Road,
Windsor, Berkshire SL4 3HD
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares of 10 pence each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares of 10 pence each                              432,936,345
      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:     Yes ☑          No ☐
      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:     Yes ☐          No ☑
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:     Yes ☑          No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
      Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☑
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes                     ☐                          No                     ☑

INTRODUCTION
      As used in this document, except as the context otherwise requires, the terms:

•	“board” refers to the board of directors of InterContinental Hotels Group PLC or, where appropriate, the board of InterContinental Hotels Limited or Six Continents Limited;

•	“Britvic” refers to Britannia Soft Drinks Limited for the period up to November 18, 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on November 21, 2005) which became the holding company of the Britvic Group on November 18, 2005;

•	“Britvic Group” refers to Britvic and its subsidiaries from time to time;

•	“Company” refers to InterContinental Hotels Group PLC, InterContinental Hotels Limited or Six Continents Limited or their respective board of directors as the context requires;

•	“Group” refers to InterContinental Hotels Group PLC and its subsidiaries or, where appropriate, InterContinental Hotels Limited or Six Continents Limited and their subsidiaries as the context requires;

•	“Hotels” or “IHG Hotels” refers to the hotels business of the Group;

•	“IHG” refers to InterContinental Hotels Group PLC or, where appropriate, its board of directors;

•	“IHL” refers to InterContinental Hotels Limited, previously InterContinental Hotels Group PLC, former parent company of the Group and re-registered as a private limited company on June 27, 2005;

•	“MAB” or “Mitchells and Butlers” refers to Mitchells & Butlers plc;

•	“ordinary share” or “share” refers, before April 14, 2003, to the ordinary shares of 28 pence each in Six Continents Limited; following that date and until December 10, 2004 to the ordinary shares of £1 each in IHL; following that date and until June 27, 2005 to the ordinary shares of 112 pence each in IHL and following June 27, 2005 to the ordinary shares of 10 pence each in IHG.

•	“Six Continents” refers to Six Continents Limited; previously Six Continents PLC and re-registered as a private limited company on June 6, 2005;

•	“Soft Drinks” and “Britvic business” refer to the soft drinks business of InterContinental Hotels Group PLC, which the Company had through its controlling interest in Britvic and which the Company disposed of by way of an initial public offering effective December 14, 2005; and

•	“VAT” refers to UK value added tax levied by HM Customs & Excise on certain goods and services.
      References in this document to the “Companies Act” mean the Companies Act 1985, as amended, of Great Britain; references to the “EU” mean the European Union; references in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland.
      The Company publishes its Consolidated Financial Statements expressed in UK pounds sterling. In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States (“US”) currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency and references to “A$” are to Australian (“A”) currency. Solely for convenience, this Annual Report on Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at the rate of £1.00 = $1.73, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005. On March 28, 2006 the Noon Buying Rate was £1.00 = $1.75. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 2001 to the present, see “Item 3. Key Information — Exchange Rates”.

      The Company’s fiscal year ends on December 31. The December 31 fiscal year end is in line with the calendar accounting year ends of the majority of comparable US and European hotel companies. IHG will continue to report on a December 31 fiscal year end basis, as the Group believes this facilitates more meaningful comparisons with other key participants in the industry. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the year ended December 31, 2005 are shown as 2005 and references to the year ended December 31, 2004 are shown as 2004, unless otherwise specified, references to the fiscal period ended December 31, 2003, are shown as 2003 and references to other fiscal years are shown in a similar manner.
      The Company’s Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) which differ from the accounting principles generally accepted in the United States (“US GAAP”). The significant differences applicable to the Group are explained in Note 32 of Notes to the Financial Statements.
      IHG believes that the reporting of profit and earnings measures before other operating income and expenses provides additional meaningful information on underlying returns and trends to shareholders. The Group’s key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans for internal financial reporting focus primarily on profit and earnings measures before other operating income and expenses. Throughout this document earnings per share is also calculated excluding the effect of all other operating income and expenses, special interest, special tax and gain on disposal of assets and is referred to as adjusted earnings per share.
      The Company furnishes JP Morgan Chase Bank, N.A., as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Financial Statements are prepared on the basis of IFRS. The annual reports contain reconciliations to US GAAP of net income and shareholders’ equity. The Company also furnishes the Depositary with semi-annual reports prepared in conformity with IFRS, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to registered holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”). The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by registered holders of ADRs and mails to all registered holders of ADRs notices of shareholders’ meetings received by the Depositary. The Company is not required to report quarterly financial information. During 2005, the Company reported interim financial information at June 30, 2005 in accordance with the Listing Rules of the UK Listing Authority. In addition, it provided a trading update at March 31, 2005 and at September 30, 2005 and intends to continue to provide quarterly financial information during fiscal 2006, although it has not made any decision with respect to reporting quarterly financial information after 2006.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This Form 20-F contains certain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the board of directors of InterContinental Hotels Group PLC with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meanings. Such statements in the Form 20-F include, but are not limited to, statements under the following headings: (i) “Item 4. Information on the Company”; (ii) “Item 5. Operating and Financial Review and Prospects”; (iii) “Item 8. Financial Information”; and (iv) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Specific risks faced by the Company are described under “Item 3. Key Information — Risk Factors” commencing on page 13. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Form 20-F could cause actual results and developments to differ materially from those expressed in or implied by such forward-

looking statements. These factors include, among others, the risks involved with the Group’s reliance on brands and protection of intellectual property rights and the reliance on consumer perception of its brands, the risks relating to identifying, securing and retaining management and franchise agreements, the effect of political and economic developments, the ability to recruit and retain key personnel, the risks involved with the Group’s reliance on technologies and systems and with developing and employing new technologies and systems, the Group’s ability to maintain adequate insurance, the future balance between supply and demand for the Group’s hotels, events that adversely impact domestic or international travel, including terrorist incidents and epidemics such as Severe Acute Respiratory Syndrome (“SARS”) or avian flu, the risk of failures in the Group’s proprietary reservation system and increased competition in reservation infrastructure, the lack of selected development opportunities, the risks of litigation, the risks associated with its ability to borrow and satisfy debt covenants, compliance with data privacy regulations and risks associated with funding the defined benefits under its pension schemes.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
     Summary
      The selected consolidated financial data set forth below for the years ended December 31, 2005 and 2004 has been prepared for the first time in line with International Financial Reporting Standards (“IFRS”) and is derived from the Consolidated Financial Statements of the Group, which have been audited by its independent registered public accounting firm, Ernst & Young LLP, restated where appropriate to accord with the Group’s current accounting policies and presentation. There is no available comparative data for the years ended prior to December 31, 2004 as consolidated financial data were prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

Consolidated Profit and Loss Account Data

	Years ended December 31,

	2005(1)(2)	2005(1)		2004(1)

	$	£		£
	(in millions, except per share and ADS amounts)
Amounts in accordance with IFRS
Revenue:
Continuing operations	1,555	852		731
Discontinued operations	1,931	1,058		1,473

	3,486	1,910		2,204

Total operating profit before other operating income and expenses:
Continuing operations	347	190		134
Discontinued operations	272	149		212

	619	339		346

Other operating income and expenses:
Continuing operations	(40)	(22)		(49)

	(40)	(22)		(49)

Total operating profit:
Continuing operations	307	168		85
Discontinued operations	272	149		212

	579	317		297

Financial income	55	30		70
Financial expenses	(115)	(63)		(103)

Profit before tax	519	284		264
Tax	(146)	(80)		127

Profit after tax	373	204		391
Gain on disposal of assets, net of tax	568	311		19

Profit available for shareholders	941	515		410

Attributable to:
Equity holders of the parent	906	496		383
Minority equity interest	35	19		27

Profit for the year	941	515		410

Earnings per ordinary share:
Basic	173.9 ¢	95.2	p	53.9	p
Diluted	170.0 ¢	93.1	p	53.3	p
Adjusted(4)	69.9 ¢	38.2	p	33.9	p

Footnotes on page 10.

							Three months		12 months		15 months
							ended		ended		ended		Year ended
	Year ended December 31,						December 31,		December 31,		December 31,		September 30,

	2005(1)(2)		2005(1)		2004(1)		2002		2003		2003(1)		2002(1)		2001(1)

	$		£		£		£		£		£		£		£
	(in millions, except per share and ADS amounts)
Amounts in accordance with US GAAP
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations	189		104		257		14		(63)		(49)		102		130
Discontinued operations:
Income from discontinued operations	75		41		62		46		92		138		226		521
Surplus on disposal	384		210		21		—		—		—		171		25

Total discontinued operations	459		251		83		46		92		138		397		546
Cumulative effect on prior years of adoption of FAS 142	—		—		—		(712)		—		(712)		—		—

Net income/(loss)	648		355		340		(652)		29		(623)		499		676

Per ordinary share and American Depositary Share(5)
Basic
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations	36.4	¢	20.0	p	36.2	p	1.9	p	(8.6	)p	(6.7	)p	14.0	p	17.8	p
Discontinued operations	88.0	¢	48.2	p	11.7	p	6.3	p	12.6	p	18.9	p	54.3	p	74.6	p
Cumulative effect on prior years of adoption of FAS 142	—		—		—		(97.1	)p	—		(97.1	)p	—		—

Net income/(loss)	124.4	¢	68.2	p	47.9	p	(88.9	)p	4.0	p	(84.9	)p	68.3	p	92.4	p

Diluted
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations	35.6	¢	19.5	p	35.7	p	1.9	p	(8.6	)p	(6.7	)p	13.9	p	17.7	p
Discontinued operations	86.0	¢	47.1	p	11.5	p	6.3	p	12.6	p	18.9	p	54.1	p	74.2	p
Cumulative effect on prior years of adoption of FAS 142	—		—		—		(97.1	)p	—		(97.1	)p	—		—

Net income/(loss)	121.6	¢	66.6	p	47.2	p	(88.9	)p	4.0	p	(84.9	)p	68.0	p	91.9	p

Footnotes on page 10.

Consolidated Balance Sheet Data

	December 31,

	2005(3)	2005	2004

	$	£	£
	(in millions)
Amounts in accordance with IFRS
Goodwill and intangible assets	411	238	206
Property, plant and equipment	2,340	1,356	1,926
Investments and other financial assets	267	155	122
Current assets	1,220	707	598
Non-current assets classified as held for sale	481	279	1,826
Total assets	4,719	2,735	4,678

Current liabilities(6)	1,370	794	926
Long-term debt(6)	707	410	1,156
Share capital	85	49	723
IHG shareholders’ equity	1,870	1,084	1,821

	December 31,

	2005(3)	2005	2004	2003	2002	2001

	$	£	£	£	£	£
	(in millions)
Amounts in accordance with US GAAP
Goodwill and intangible assets	2,407	1,395	1,384	1,587	2,702	2,902
Property, plant and equipment	2,905	1,684	3,454	3,916	6,552	6,343
Investments and other financial assets	243	141	115	174	189	205
Current assets	1,284	744	699	978	983	1,209
Non-current assets classified as held for sale	445	258	300	—	—	—
Total assets	7,284	4,222	5,952	6,655	10,426	10,659

Current liabilities(6)	2,112	1,224	2,021	1,496	2,109	2,033
Long-term debt(6)	62	36	52	523	622	779
Share capital	74	43	697	739	243	242
IHG shareholders’ equity	3,477	2,015	2,796	3,380	6,221	6,381

(1)	The results for 2002 and 2001 include 52 weeks (Hotels 12 months). Fiscal 2003 reflects 15 months trading for Hotels, Soft Drinks 64 weeks ended December 20, 2003 and Mitchells and Butlers plc which reflects 28 weeks ended April 12, 2003. For the year 2004, Hotels include 12 months and Soft Drinks 53 weeks ended December 25, 2004. For the year 2005, Hotels include 12 months and Soft Drinks 50 weeks and three days ended December 14, 2005.

(2)	US dollar amounts have been translated at the weighted average rate for the year of £1.00 = $1.83 solely for convenience.

(3)	US dollar amounts have been translated at the Noon Buying Rate on December 31, 2005 of £1.00 = $1.73 solely for convenience.

(4)	Adjusted earnings per share are disclosed in order to show performance undistorted by other operating income and expenses, abnormal interest and tax and gain on disposal of assets.

(5)	Each American Depositary Share represents one ordinary share.

(6)	Long-term debt under IFRS includes amounts supported by long-term credit facilities, which are classified as current liabilities under US GAAP.
     Dividends
      InterContinental Hotels Group PLC paid an interim dividend of 4.6 pence per share on October 17, 2005. The IHG board has proposed a final dividend of 10.7 pence per share, payable on June 5, 2006, if approved by shareholders at the Annual General Meeting to be held on June 1, 2006, bringing the total IHG dividend for the year ended December 31, 2005 to 15.3 pence per share.
      On March 2, 2006, IHG announced its intention to pay a £500 million special dividend to shareholders during the second quarter of 2006.
      The table below sets forth the amounts of interim, final and total dividends on each ordinary share in respect of each fiscal year indicated. Comparative dividends per share have been restated using the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC (as IHL then was) and Six Continents PLC (as Six Continents then was), adjusted to equivalent shares of InterContinental Hotels Group PLC. For the purposes of showing the dollar amounts per ADS, such amounts are before deduction of UK withholding tax (as described under “Item 10. Additional Information — Taxation”) and are translated into US dollars per ADS at the Noon Buying Rate on each of the respective UK payment dates.
     Ordinary dividend

	Pence per ordinary share			$ per ADS

	Interim	Final	Total	Interim	Final		Total

Year ended September 30,
2001(1)	12.27	28.20	40.47	0.177	0.406		0.583
2002(1)	12.58	29.14	41.72	0.205	0.474		0.679
Period ended December 31, 2003
Six Continents(1)	7.65	—	7.65	0.119	—		0.119
IHG	4.05	9.45	13.50	0.068	0.174		0.242
Year ended December 31,
2004	4.30	10.00	14.30	0.077	0.191		0.268
2005	4.60	10.70	15.30	0.081	0.187	(2)	0.268

(1)	Restated to reflect an equivalent number of shares in InterContinental Hotels Group PLC.

(2)	The 2005 final dividend payable to ADS holders will be paid in USD and was set using the closing USD/GBP spot rate of February 28, 2006.
     Special Dividend

	Pence per
	ordinary share	$ per ADS

December 2004	72.00	1.39

Exchange Rates
      The following tables show, for the periods and dates indicated, certain information regarding the exchange rate for pounds sterling, based on the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00. The exchange rate on March 17, 2006 was £1.00 = $1.76.

	Month’s	Month’s
	highest	lowest
Month	exchange rate	exchange rate

September 2005	1.84	1.76
October 2005	1.79	1.75
November 2005	1.78	1.71
December 2005	1.77	1.72
January 2006	1.79	1.74
February 2006	1.78	1.73
March 2006 (through March 17, 2006)	1.76	1.73

	Period	Average
	end	rate(1)	High	Low

Year ended September 30,
2001	1.47	1.44	1.50	1.37
2002	1.56	1.48	1.58	1.41
Period ended December 31,
2003	1.78	1.63	1.78	1.54
Year ended December 31,
2004	1.93	1.84	1.95	1.75
2005	1.73	1.82	1.93	1.71

(1)	The average of the Noon Buying Rate on the last day of each full month during the period.
     A significant portion of the Group’s assets, liabilities and revenues are denominated in currencies other than pounds sterling, principally the US dollar and the euro. For a discussion of the impact of exchange rate movements, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

RISK FACTORS
      This section describes some of the risks that could materially affect the Group’s business. The factors below should be considered in connection with any financial and forward-looking information in this Form 20-F and the cautionary note regarding forward-looking statements contained on pages 5 and 6.
      The risks below are not the only ones that the Group faces. Some risks are not yet known to IHG and some that IHG does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s business, revenue, operating profit, earnings, net assets and liquidity and/or capital resources.

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights
      An event that materially damages the reputation of one or more of the Group’s brands and/or failure to sustain the appeal of the Group’s brands to its customers could have an adverse impact on the value of that brand and subsequent revenues from that brand or business.
      In addition, the value of the Group’s brands is influenced by a number of other factors including consumer preference and perception, commoditisation (whereby the price/quality becomes relatively more important than brand identifications), failure by the Group or its franchisees to ensure compliance with the significant regulations applicable to hotel operations (including fire and life safety requirements), or other factors affecting consumers’ willingness to purchase goods and services, including any factor which adversely affects the reputation of those brands.
      In particular, the extent to which the Group is able to enforce adherence to its operating and quality standards, or the significant regulations applicable to hotel operations, pursuant to its management and franchise contracts may further impact brand reputation or customer perception and therefore the value of the hotel brands.
      Given the importance of brand recognition to the Group’s business, the Group has invested considerable effort in protecting its intellectual property, including by registration of trademarks and domain names. If the Group is unable to protect its intellectual property, any infringement or misappropriation could materially harm its future financial results and ability to develop its business.

The Group is exposed to a variety of risks related to identifying, securing and retaining management and franchise agreements
      The Group’s growth strategy depends on its success in identifying, securing and retaining management and franchise agreements. Competition with other hotel companies may generally reduce the number of suitable management, franchise and investment opportunities offered to the Group, and increase the bargaining power of property owners seeking to engage a manager or become a franchisee. The terms of new management or franchise agreements may not be as favourable as current arrangements and the Group may not be able to renew existing arrangements on the same terms.
      There can also be no assurance that the Group will be able to identify, retain or add franchisees to the Group system or to secure management contracts. For example, the availability of suitable sites, planning and other local regulations or the availability of finance may all restrict the supply of suitable hotel development opportunities under franchise or management agreements. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group. In connection with entering into management or franchise agreements, the Group may be required to make investments in or guarantee the obligations of third parties or guarantee minimum income to third parties. Changes in legislation or regulatory changes may be implemented that have the effect of favouring franchisees relative to brand owners.

The Group is exposed to the risks of political and economic developments
      These include the risks of global and regional adverse political, economic and financial market developments, including recession, inflation and currency fluctuations that could lower revenues and reduce income. A recession would adversely affect room rates and/or occupancy levels and other income-generating activities resulting in deterioration of results of operations and potentially affecting the value of properties in affected economies.
      Further political or economic factors or regulatory action could effectively prevent the Group from receiving profits from, or selling its investments in, certain countries, or otherwise adversely affect operations. For example, changes to tax rates or legislation in the jurisdictions in which the Group operates could decrease the proportion of profits the Group is entitled to retain, or the Group’s interpretation of various tax laws and regulations may prove to be incorrect, resulting in higher than expected tax charges. In addition, fluctuations in currency exchange rates between sterling, the currency in which the Group reports its financial statements, and the US dollar and other currencies in which the Group’s international operations or investments do business, could adversely affect the Group’s reported earnings and the value of its business. Fluctuations of this type have been experienced over recent years with the significant strengthening of the pound against the dollar. As the Group’s profits have become increasingly weighted towards North America, such fluctuations may have greater impact on the Group’s reported results.

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

The Group is exposed to certain risks in relation to technology and systems
      To varying degrees, the Group is reliant upon certain technologies and systems (including Information Technology systems) for the running of its business, particularly those which are highly integrated with business processes, and disruption to those technologies or systems could adversely affect the efficiency of the business, notwithstanding business continuity or disaster recovery processes. The Group may have to make substantial additional investments in new technologies or systems to remain competitive. Failing to keep pace with developments in technologies or systems may put the Group at a competitive disadvantage. The technologies or systems that the Group chooses may not be commercially successful or the technology or system strategy employed may not be sufficiently aligned to the needs of the business or responsive to changes in business strategy. As a result, the Group could lose customers, fail to attract new customers or incur substantial costs or face other losses. Additionally, failure to develop an appropriate e-commerce strategy and select the right partners could erode the Group’s market share.

The Group may face difficulties insuring its business
      Historically, the Group has maintained insurance at levels determined by it to be appropriate in light of the cost of cover and the risk profiles of the business in which it operates. However, forces beyond the Group’s control including market forces, may limit the scope of coverage the Group can obtain as well as the Group’s ability to obtain coverage at reasonable rates. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters may be uninsurable or simply too expensive to insure against. Inadequate or insufficient insurance could expose the Group to large claims or could result in the loss of capital invested in properties as well as the anticipated future revenue from properties, and could leave the Group responsible for guarantees, debt or other financial obligations related to the property.

The Group is exposed to the risks of the hotel industry supply and demand cycle
      The future operating results of the Group could be adversely affected by industry over-capacity (by number of rooms) and weak demand or other differences between planning assumptions and actual operating conditions. Reductions in room rates and occupancy levels would adversely impact the results of operations of the Group.

The Group is exposed to the risk of events that adversely impact domestic or international travel
      The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, epidemics (such as SARS and avian flu), travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters resulting in reduced worldwide travel or other local factors impacting individual hotels. A decrease in the demand for hotel rooms as a result of such events may have an adverse impact on the Group’s operations and financial results. In addition, inadequate preparedness, contingency planning or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently impact the value of the brand or the reputation of the Group.

The Group is reliant upon its proprietary reservation system and is exposed to the risk of failures in the system and increased competition in reservation infrastructure
      The value of the brands of the Group is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservation system, an electronic booking and delivery channel directly linked to travel agents, hotels and internet networks. Inadequate disaster recovery arrangements, or inadequate continued investment in this technology, leading to loss of key communications linkages, particularly in relation to HolidexPlus, internet reservation channels and other key parts of the IT infrastructure for a prolonged period, or permanently, may result in significant business interruption and subsequent impact on revenues.
      The Group is also exposed to the risk of competition from third-party intermediaries who provide reservation infrastructure. In particular, any significant increase in the use of these reservation channels in preference to proprietary channels may impact the Group’s ability to control the supply, presentation and price of its room inventory.

The Group may experience a lack of selected development opportunities
      While the strategy of the Group is to extend the hotel network through activities that do not involve significant capital, in some cases the Group may consider it appropriate to acquire new land or locations for the development of new hotels. If the availability of suitable sites becomes limited, this could adversely affect its results of operations.

The Group is exposed to the risk of litigation
      The Group could be at risk of litigation from its guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of hotels managed by it for breach of its contractual or other duties. Claims filed in the US may include requests for punitive damages as well as compensatory damages. Exposure to litigation or fines imposed by regulatory authorities may affect the reputation of the Group even though the monetary consequences are not significant.

The Group is exposed to a variety of risks associated with its ability to borrow and satisfy debt covenants
      The Group is reliant on having access to borrowing facilities to meet its expected capital requirements and to maintain an efficient balance sheet. The majority of the Group’s borrowing facilities are only available if the financial covenants in the facilities are complied with. If the Group is not in compliance with the covenants, the lenders may demand the repayment of the funds advanced. If the Group’s financial performance does not meet market expectations it may not be able to refinance its existing facilities on terms it considers favourable. The availability of funds for future financing is in part dependent on conditions and liquidity in the capital markets.

The Group is required to comply with data privacy regulations
      Existing and emerging data privacy regulations limit the extent to which the Group can use customer information for marketing or promotional purposes. Compliance with these regulations in each jurisdiction in which the Group operates may require changes in marketing strategies and associated processes which could increase operating costs or reduce the success with which products and services can be marketed to existing or future customers. In addition, non-compliance with privacy regulations may result in fines, damage to reputation or restrictions on the use or transfer of information.

The Group is exposed to funding risks in relation to the defined benefits under its pension plans
      The Group is required by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for members of its pension plans who are entitled to defined benefits. In addition, if any plan of the Group is wound-up, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of these defined benefits to a level which is higher than this minimum. The contributions payable by the Group must be set with a view to making prudent provision for the benefits accruing under the plans of the Group.
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
      The trustees of the UK defined benefits plans can demand increases to the contribution rates relating to the funding of those pension plans, which would oblige the relevant members of the Group to contribute extra amounts to such pension funds. The trustees must consult the plans’ actuary and principal employer before exercising this power. In practice, contribution rates are agreed between the Group and the trustees on actuarial advice, and are set for three-year terms. The last such review was as at March 31, 2004. As at March 17, 2006, being the latest practicable date prior to publication of this document, the Directors are not aware of any circumstances that would cause the trustees to deem it necessary to unilaterally increase the contribution rates.

ITEM 4.	INFORMATION ON THE COMPANY
SUMMARY

Group Overview
      The Group is a worldwide owner, operator and franchisor of hotels and resorts. Through its various subsidiaries it owned, managed, leased or franchised over 3,600 hotels and 537,000 guest rooms in nearly 100 countries and territories around the world, as at December 31, 2005. The Group’s brands include InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts, Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. The Group also manages the hotel loyalty program, Priority Club Rewards.
      With the disposal of the Group’s interests in Britvic, a manufacturer and distributor of soft drinks in the United Kingdom, by way of an initial public offering (“IPO”) in December 2005, the Group is now focused solely on hotel franchising, management and ownership.
      The Group’s revenue and earnings are derived from (i) hotel operations, which include operation of the Group’s owned hotels, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and franchise and other fees paid under franchise agreements and (ii) until December 14, 2005, the manufacture and distribution of soft drinks.
      On March 17, 2006, InterContinental Hotels Group PLC had a market capitalization of approximately £3.9 billion, and was included in the list of FTSE 100 companies, a list of the 100 largest companies by market capitalization on the London Stock Exchange. Following a capital restructuring in June 2005, InterContinental Hotels Group PLC became the holding company for the Group. Six Continents Limited (formerly Six Continents PLC), which was formed in 1967, is the principal subsidiary company.
      The Company’s corporate headquarters are in the United Kingdom, and the registered address is:
      InterContinental Hotels Group PLC
      67 Alma Road
      Windsor
      Berkshire SL4 3HD
      Tel: +44 (0) 1753 410 100
      Internet address: www.ihgplc.com
      InterContinental Hotels Group PLC was incorporated in Great Britain on May 21, 2004 and registered in, and operates under, the laws of England and Wales. Operations undertaken in countries other than England and Wales are under the laws of those countries in which they reside.

Group History and Recent Developments
      The Group, formerly known as Bass and, more recently, Six Continents, was historically a conglomerate operating as, among other things, a brewer, soft drinks manufacturer, hotelier, leisure operator, and restaurant, pub and bar owner. In the last several years, the Group has undergone a major transformation in its operations and organization, as a result of the Separation (as discussed below) and a number of significant disposals during this period, which has narrowed the scope of its business.
      On April 15, 2003, following shareholder and regulatory approval, Six Continents PLC (as it then was) separated into two new listed groups, InterContinental Hotels Group PLC (as it then was) comprising the Hotels and Soft Drinks businesses and Mitchells & Butlers plc comprising the Retail and Standard Commercial Property Developments businesses (the “Separation”).

Acquisitions and Dispositions
      Since the Separation in April 2003, the Group has sold or announced the sale of 168 hotels for aggregate proceeds of approximately £2.5 billion (see Figure 1). Of these 168 hotels, 150 have remained in the IHG system under Group brands through either franchise or management agreements. As of March 17, 2006 the Group had on the market a further seven InterContinental hotels all in Continental Europe. The following are the more significant portfolio transactions:
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
      On December 17, 2004, the Group announced the sale of 13 hotels, in the United States, Puerto Rico and Canada, to HPT. The total consideration payable by HPT for the sale amounted to $425 million, before transaction costs, equivalent to net book value, of which $395 million was received upon the main completion of the sale on February 16, 2005, with the remaining $30 million received upon the completion of the sale of the InterContinental Hotel in Austin, Texas on June 1, 2005. The Group continues to manage the hotels

(other than the InterContinental in Puerto Rico) under a 25 year management contract with HPT. The Group has two consecutive options to extend the contracts for 15 years each, giving a total potential contract length of up to 55 years. The InterContinental San Juan in Puerto Rico has been leased back to the Group under a 25 year lease with two consecutive options to extend the lease for 15 years each, giving a total potential lease length of up to 55 years.
      On February 28, 2005, the Group announced the acquisition by Strategic Hotels Capital, Inc. (“SHC”) of 85% interests in two hotels in the United States. IHG received approximately $287 million in cash before transaction costs, based upon a total value for both hotels of $303.5 million, $12 million in excess of net book value. This transaction completed on April 1, 2005. IHG continues to manage these hotels under a 20 year management contract with three options to extend for a further 10 years each.
      On March 10, 2005, the Group announced the sale of 73 hotels in the United Kingdom to LRG Acquisition Limited (“LRG”), a consortium comprising Lehman Brothers Real Estate Partners, GIC Real Estate and Realstar Asset Management. The transaction completed on May 24, 2005, with IHG receiving an initial £960 million in cash, before transaction costs, with a further £40 million to be received subject to meeting performance targets over the following three years. IHG entered into a management agreement on completion of this transaction with LRG for 63 of the hotels and currently operates a further five hotels under a temporary management agreement. One of the 63 hotels managed by IHG was removed from the IHG system on March 14, 2006.
      On September 1, 2005 the Group announced the sale of nine hotels in Australia and New Zealand to Eureka Funds Management Ltd (“Eureka”) for A$390 million in cash, before transaction costs, and the sale of the Holiday Inn, Suva, to a subsidiary of Fiji National Provident Fund (“FNPF”) for A$15 million in cash. Both transactions completed by October 31, 2005. IHG entered into management agreements on completion of these transactions with Eureka and FNPF for these hotels.
      On September 8, 2005 the Group announced the sale of InterContinental Hotel Paris for € 315 million. The transaction completed on November 1, 2005 at which time the hotel was removed from the IHG system.
      In a number of smaller transactions during 2005, the Group completed the sale of a further 13 hotels for proceeds of approximately £159 million.
      On January 25, 2006, the Group announced the sale to HPT of two hotels in the Americas. On March 13, 2006, the Group announced the sale to Westbridge Hospitality Fund LP, (“Westbridge”), of 24 hotels in the Europe, Middle East and Africa (“EMEA”) region. Westbridge is a joint venture between CADIM, a Montreal-based pension fund manager, and Westmont Hospitality, one of IHG’s largest franchisees. The portfolio has been sold for €352 million marginally above net asset value. IHG’s share of the proceeds is €345.2 million, before transaction costs, in cash and debt assumption, and the balance of € 6.8 million relates to third-party minority interests. IHG will franchise the hotels to the joint venture under 15 year franchise contracts.
      The Group has a further seven hotels in the EMEA region on the market. The book value of these hotels is approximately £300 million and they constitute the final tranche of hotels that IHG had previously announced it would sell.
      The asset disposal program which commenced in 2003 has significantly reduced the capital intensity of the Group whilst largely retaining the hotels in the IHG system through management and franchise agreements.
      Capital expenditure in 2005 totaled £183 million compared with £257 million in 2004. Capital expenditure for Hotels totaled £136 million, lower than 2004 as the Group continued its asset disposal program. Capital expenditure in 2005 for Hotels included the InterContinental London and Holiday Inn Munich refurbishments and a rolling rooms refurbishment program at the InterContinental Hong Kong.
      At December 31, 2005 capital committed, being contracts placed for expenditure on property, plant and equipment not provided for in the financial statements, totaled £76 million.

      Following the completion of the expected hotel disposals in 2006, the Group will own 22 hotels.
FIGURE 1

Asset disposal program detail	Number of hotels	Proceeds	Net book value

		(£ billion)
Disposed to date	168	2.5	2.5
On the market	7	—	0.3
Remaining hotels	22	—	0.9

Return of Funds
      Since the Separation in April 2003, the Group has announced the return of £2.75 billion of funds to shareholders by way of special dividends, share repurchase programs and capital returns (see Figure 2).
      In 2005, 30.6 million shares were repurchased at an average price of 672 pence per share (total £206 million) as part of the second £250 million share repurchase program. On September 8, 2005, IHG announced a further £250 million share repurchase program to commence on completion of the second program. The precise timing of share purchases will be dependent upon, amongst other things, market conditions. By March 17, 2006, a total of 33.95 million shares had been repurchased under the second repurchase program at an average price per share of 686 pence per share (approximately £233 million). Purchases are made under the existing authority from shareholders which will be renewed at the Company’s Annual General Meeting. Any shares repurchased under these programs will be canceled.
      Information relating to the purchases of equity securities can be found in Item 16E.
      IHG returned a further £996 million to shareholders in July 2005 following its capital restructuring which enabled it to release the proceeds received in connection with the hotels disposals. Under the capital restructuring, shareholders received 11 new ordinary shares and £24.75 cash in exchange for every 15 existing ordinary shares held on June 24, 2005.
      On March 2, 2006, IHG announced that it intends to pay a £500 million special dividend to shareholders during the second quarter of 2006.
FIGURE 2

Return of funds program	Timing	Total return	Returned to date(i)	Still to be returned

			(£ million)
£501 million special dividend	Paid December 2004	501	501	Nil
First £250 million share buyback	Completed in 2004	250	250	Nil
Second £250 million share buyback	Ongoing	250	233	17
£996 million capital return	Paid 8 July 2005	996	996	Nil
Third £250 million share buyback	Yet to commence	250	—	250
£500 million special dividend	Second quarter 2006	500	—	500

Total		2,747	1,980	767
(i) As at March 17, 2006.

Hotels
      Hotels owns a number of hotel brands including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts, Holiday Inn Express (or Express by Holiday Inn outside of the Americas) (“Express”), Staybridge Suites, Candlewood Suites and Hotel Indigo, which at December 31,

2005 comprised over 3,600 franchised, managed, owned or leased hotels and 537,000 guest rooms in nearly 100 countries and territories.

Soft Drinks
      In December 2005 IHG disposed of its interests in Britvic, one of the two leading manufacturers of soft drinks by value and volume in Great Britain, by way of IPO. IHG received aggregate proceeds of approximately £371 million (including two additional dividends, one of £47 million received in November 2005 and another of £89 million received in May 2005, but before any commissions or expenses). The Group results include the results of Soft Drinks for the period up until the IPO of Britvic on December 14, 2005.
SEGMENTAL INFORMATION

Geographic Segmentation
      The following table shows revenue and operating profit before other operating income and expenses in pounds sterling and percentage by geographical area, for the following periods: year ended December 31, 2005 and year ended December 31, 2004.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Revenue(1)(4)
Americas	400	319
Europe, the Middle East and Africa	326	301
Asia Pacific	84	71
Central	42	40

Continuing operations	852	731

Americas	45	176
Europe, the Middle East and Africa	956	1,234
Asia Pacific	57	63

Discontinued operations(3)	1,058	1,473

Total	1,910	2,204

Operating profit before other operating income and expenses(1)(2)
Americas	187	150
Europe, the Middle East and Africa	47	24
Asia Pacific	21	17
Central	(65)	(57)

Continuing operations	190	134

Americas	11	23
Europe, the Middle East and Africa	127	182
Asia Pacific	11	7

Discontinued operations(3)	149	212

Total	339	346

Footnotes on page 21.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(%)
Revenue
Americas	20.9	14.5
Europe, the Middle East and Africa	17.1	13.7
Asia Pacific	4.4	3.2
Central	2.2	1.8

Continuing operations	44.6	33.2

Americas	2.4	8.0
Europe, the Middle East and Africa	50.0	56.0
Asia Pacific	3.0	2.8

Discontinued operations	55.4	66.8

Total	100.0	100.0

Operating profit before other operating income and expenses
Americas	55.2	43.4
Europe, the Middle East and Africa	13.9	6.9
Asia Pacific	6.2	4.9
Central	(19.2)	(16.5)

Continuing operations	56.1	38.7

Americas	3.2	6.6
Europe, the Middle East and Africa	37.5	52.7
Asia Pacific	3.2	2.0

Discontinued operations	43.9	61.3

Total	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is 2005: £1 = $1.83; (2004: £1 = $1.82). In the case of the euro, the translation rate is 2005: £1 = €1.46; (2004: £1 = € 1.47).

(2)	Operating profit before other operating income and expenses does not include other operating income and expenses for all periods presented. Other operating income and expenses (charge unless otherwise noted) by region are the Americas (2005: £5 million; 2004: £15 million credit); Europe, the Middle East and Africa (2005: £12 million; 2004: £57 million); and Asia Pacific (2005: £5 million; 2004: £7 million).

(3)	Europe, the Middle East and Africa includes discontinued operations for Hotels (2005: £57 million; 2004: £105 million) and Soft Drinks (2005: £70 million; 2004: £77 million). The Americas and Asia Pacific discontinued operations all relate to Hotels. Hotels discontinued operations are all owned and leased.

(4)	Amounts are reported by origin. See Note 2 of Notes to the Financial Statements for details by destination, for which the amounts are not significantly different.

Activity Segmentation
      The following table shows revenue and operating profit before other operating income and expenses in pounds sterling by activity and the percentage contribution of each activity for the following periods: year ended December 31, 2005 and year ended December 31, 2004.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Revenue(1)
Hotels
Americas	400	319
Europe, the Middle East and Africa	326	301
Asia Pacific	84	71
Central(4)	42	40

Continuing operations	852	731

Hotels(3)
Americas	45	176
Europe, the Middle East and Africa	285	528
Asia Pacific	57	63
Soft Drinks	671	706

Discontinued operations	1,058	1,473

Total	1,910	2,204

Operating profit before other operating income and expenses(1)(2)
Hotels
Americas	187	150
Europe, the Middle East and Africa	47	24
Asia Pacific	21	17
Central(4)	(65)	(57)

Continuing operations	190	134

Hotels(3)
Americas	11	23
Europe, the Middle East and Africa	57	105
Asia Pacific	11	7
Soft Drinks	70	77

Discontinued operations	149	212

Total	339	346

Footnotes on page 23.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(%)
Revenue
Hotels
Americas	20.9	14.5
Europe, the Middle East and Africa	17.1	13.7
Asia Pacific	4.4	3.2
Central	2.2	1.8

Continuing operations	44.6	33.2

Hotels
Americas	2.4	8.0
Europe, the Middle East and Africa	14.9	24.0
Asia Pacific	3.0	2.8
Soft Drinks	35.1	32.0

Discontinued operations	55.4	66.8

Total	100.0	100.0

Operating profit before other operating income and expenses
Hotels
Americas	55.2	43.4
Europe, the Middle East and Africa	13.9	6.9
Asia Pacific	6.2	4.9
Central	(19.2)	(16.5)

Continuing operations	56.1	38.7

Hotels
Americas	3.2	6.6
Europe, the Middle East and Africa	16.8	30.3
Asia Pacific	3.2	2.0
Soft Drinks	26.7	22.4

Discontinued operations	43.9	61.3

Total	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is 2005: £1 = $1.83 (2004: £1 = $1.82). In the case of the euro, the translation rate is 2005: £1 = €1.46 (2004: £1 = € 1.47).

(2)	Operating profit before other operating income and expenses does not include other operating income and expenses for all periods presented. Other operating income and expenses items (charge unless otherwise noted) by business segment are the Americas (2005: £7 million; 2004: £15 million credit); Europe, the Middle East and Africa (2005: £10 million; 2004: £57 million); and Asia Pacific (2005: £5 million; 2004: £7 million).

(3)	Hotels discontinued operations are all owned and leased.

(4)	Central relates to global functions. Revenue relates to Holidex fee income.

HOTELS

Overview
      InterContinental Hotels Group is an international hotel business which owns a portfolio of well-recognized and respected hotel brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts, Holiday Inn Express (Express by Holiday Inn outside the Americas), Staybridge Suites, Candlewood Suites and Hotel Indigo, with 3,606 franchised, managed, owned and leased hotels and 537,533 guest rooms across nearly 100 countries and territories as at December 31, 2005. Approximately 97% of the Group’s rooms are operated under managed and franchised models.
      The Group operates in a global market, providing hotel rooms to guests. Total room capacity in hotels and similar establishments worldwide is estimated at 18.4 million rooms. This has been growing at approximately 3% per annum over the last five years. The hotel market is geographically concentrated with 12 countries accounting for two-thirds of worldwide hotel room supply. The Group has a leadership position (top three by room numbers) in six of these 12 countries — United States, United Kingdom, Mexico, Canada, Greater China and Australia — more than any other major hotel company.
      The hotel market is, however, a fragmented market with the four largest companies controlling only 11% of the global hotel room supply and the ten largest controlling less than 20%. The Group is the largest of these companies (by room numbers), with a 3% market share. The major competitors in this market include other major global hotel companies, smaller hotel companies and independent hotels.
      Within the global market, a relatively low proportion of hotel rooms are branded (see Figure 3), but there has been an increasing trend towards branded rooms and market research company, Mintel, estimates that the proportion of branded rooms in Europe has grown from 15% in 2000 to 25% in 2004. Larger branded companies are therefore gaining market share at the expense of smaller companies and independent hotels. The Group is well positioned to benefit from this trend. Hotel owners are increasingly recognising the benefits of belonging to a branded portfolio, particularly an extended brand family like the Group’s which can offer various brands to suit different opportunities owners may have. Furthermore, hotel ownership is increasingly being separated from hotel branding and this requires hotel owners to use third-parties like the Group to operate or brand their hotels.
FIGURE 3

Percentage of branded hotel rooms by region	2004

North America	65%
Europe	25%
South America	20%
Middle East	25%
East Asia	25%

Source: Mintel
     US market data shows a steady increase in demand in the hotel market, broadly in line with Gross Domestic Product, and shows growth of approximately 1 – 1.5% per annum in real terms since 1967, driven by a number of underlying trends:

•	demographics — as the population ages, increased leisure time drives more travel and hotel visits;

•	disposable income rising as the global population becomes older and wealthier;

•	travel volumes increasing as low cost airlines grow rapidly;

•	globalization of trade and tourism;

•	the increasing affluence and freedom to travel of the Chinese middle class; and

•	brand preference amongst consumers is increasing.
      Suppressing this demand are potential negative trends including increased terrorism, health and environmental considerations and economic factors such as rising oil prices. Currently, however, there are no indications that demand is being significantly affected by these factors.
      Supply growth in the industry is cyclical, averaging between zero and 5% per annum historically. The Group’s profit is to a large extent protected from supply pressure due to its model of third-party ownership of hotels under Group management and franchise contracts, although periods of extreme or prolonged pressure may adversely affect the Group.

Operations
      The Group currently operates through three distinct business models which offer different growth, return, risk and reward opportunities. The models are summarized as follows:
franchised, where Group companies neither own nor manage the hotel, but license the use of a Group brand and provide access to reservation systems, loyalty schemes and know-how. The Group derives revenues from a brand royalty or licensing fee, based on a percentage of room revenue. At the end of 2005, 75% of the Group’s rooms were franchised, with 87% of rooms in the Americas operating under this model.
managed, where in addition to licensing the use of a Group brand, a Group company manages the hotel for third-party owners. The Group derives revenues from base and incentive management fees and provides the system infrastructure necessary for the hotel to operate. Management contract fees are linked to total hotel revenue and may have an additional incentive fee linked to profitability and/or cash flow. The terms of these agreements vary, but are often long term (for example, 10 years or more). The Group company’s responsibilities under the management agreement typically include hiring, training and supervising the managers and employees that operate the hotels under the relevant brand standards. The Group company prepares annual budgets for the hotels that it manages, and the property owners are responsible for funding periodic maintenance and repair on a basis to be agreed with the Group company. In order to gain access to central reservation systems, global and regional brand marketing and brand standards and procedures the owners are typically required to make a further contribution. In certain cases, property owners may require performance targets, with consequences for management fees and sometimes the contract itself (including on occasion, the right of termination) if those targets are not met. At the end of 2005, 22% of the Group’s rooms were operated under management contracts.
owned and leased, where a Group company both owns (or leases) and operates the hotel and, in the case of ownership, takes all the benefits and risks associated with ownership. The Group has been selling a significant proportion of its owned and leased portfolio and in future expects to own only hotels where it is considered strategically important to do so. Rooms owned or leased by the Group at the end of 2005 represented 3% of the Group’s rooms.
      In addition, the Group also makes equity investments in hotel ownership entities, where its equity investment is less than 100% and it participates in a share of the benefits and risks of ownership. A management contract is generally entered into as well as the equity investment.

      The following table shows the number of hotels and rooms owned, managed or franchised by IHG at December 31, 2005, December 31, 2004 and December 31, 2003.

			Management
			contracts and joint
	Owned or leased		ventures		Franchised		Total

	No. of	No. of	No. of	No. of	No. of	No. of	No. of	No. of
	hotels	rooms	hotels	rooms	hotels	rooms	hotels	rooms

2005	55	15,485	504	121,249	3,047	400,799	3,606	537,533
2004	166	38,420	403	98,953	2,971	396,829	3,540	534,202
2003	171	39,459	423	103,440	2,926	393,419	3,520	536,318
      The Group sets quality and service standards for all of its hotel brands (including those operated under management contract or franchise arrangements) and operates a customer satisfaction and hotel quality measurement system to ensure those standards are met or exceeded. The quality measurement system includes an assessment of both physical property and customer service standards.

Strategy
      The Group’s strategy is to become the preferred hotel company for guests and owners, by building the strongest operating system in the industry, focused on the biggest markets and segments where scale really counts.
      The Group has four stated strategic priorities:

•	brand performance — to operate a portfolio of brands attractive to both owners and guests, that have clear market positions in relation to competitors;

•	excellent hotel returns — to generate higher owner returns through revenue delivery and improved operating efficiency;

•	market scale and knowledge — to accelerate profitable growth in the largest markets where the Group currently has scale; and

•	aligned organization — to create a more efficient organization with strong core capabilities.
      Executing the four strategic priorities is designed to achieve:

•	organic growth, from June 2005, of 50,000 to 60,000 net rooms by the end of 2008 taking total room numbers from approximately 538,000 to approximately 588,000 to 598,000;

•	out-performance of Total Shareholder Return (“TSR”) against a competitor set; and

•	improved Return on Capital Employed (“ROCE”).
      Growth is expected to come predominantly from managing and franchising rather than owning hotels. The managed and franchised model is attractive because it enables the Group to achieve its goals with limited capital. With a relatively fixed cost base, such growth yields high incremental margins for the Group, and is primarily how the Group has grown to date. For this reason, the Group has executed a disposal program of its owned hotels, releasing capital and enabling returns of funds to shareholders (see “Item 3. Key Information — Risk Factors”).
      The main characteristic of the managed and franchised business model on which the Group has focused is that it is highly cash generative, with high ROCE. Over 3,500 hotels operating under Group brands are managed or franchised.
      The Group aims to deliver its growth targets through one of the strongest operating systems in the industry which includes:

•	a strong brand portfolio across the major markets, including two iconic brands: InterContinental and Holiday Inn;

•	market coverage — a presence in nearly 100 countries and territories;

•	hotel distribution — 3,606 hotels, 537,533 rooms, 126 million guest stays per annum;

•	IHG global reservation channels delivering over $4.8 billion of rooms sales value to owners of Group managed hotels, franchisees and to the Group itself (“global system rooms sales”) in 2005, including $1.7 billion global system rooms sales from the internet. IHG reservation systems take over 22 million calls per annum;

•	A loyalty program, Priority Club Rewards, contributing $3.8 billion of global system rooms sales; and

•	A strong web presence — holiday-inn.com is the industry’s most visited site, with 75 million total site visits per annum.
      With a clear target for rooms’ growth and many brands with significant market premiums offering excellent returns for owners, the Group is well placed to execute its strategy and achieve its goals.

Segmental Results
      The following table shows revenue and operating profit before other operating income and expenses in pounds sterling of the IHG continuing Hotels business by activity and the percentage contribution of each activity for the following periods: year ended December 31, 2005 and year ended December 31, 2004.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Continuing revenue(1)(2)
Americas
Owned and leased	123	94
Managed	64	30
Franchised	213	195

	400	319
EMEA
Owned and leased	236	231
Managed	55	43
Franchised	35	27

	326	301
Asia
Owned and leased	56	47
Managed	25	21
Franchised	3	3

	84	71
Central(3)	42	40

Total	852	731

Continuing operating profit before other operating income and expenses(1)(2)
Americas
Owned and leased	15	4
Managed	20	6
Franchised	186	167
Regional overheads	(34)	(27)

	187	150
EMEA
Owned and leased	11	2
Managed	31	24
Franchised	26	21
Regional overheads	(21)	(23)

	47	24
Asia Pacific
Owned and leased	10	9
Managed	16	14
Franchised	3	2
Regional overheads	(8)	(8)

	21	17
Central(3)	(65)	(57)

Total	190	134

Footnotes on page 29.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(%)
Continuing revenue
Americas
Owned and leased	14.4	12.8
Managed	7.5	4.1
Franchised	25.0	26.7

	46.9	43.6
EMEA
Owned and leased	27.7	31.6
Managed	6.5	5.9
Franchised	4.1	3.7

	38.3	41.2
Asia Pacific
Owned and leased	6.6	6.4
Managed	2.9	2.9
Franchised	0.4	0.4

	9.9	9.7
Central(3)	4.9	5.5

Total	100.0	100.0

Continuing operating profit before other operating income and expenses
Americas
Owned and leased	7.9	3.0
Managed	10.5	4.5
Franchised	97.9	124.6
Regional overheads	(17.9)	(20.1)

	98.4	112.0
EMEA
Owned and leased	5.8	1.5
Managed	16.3	17.9
Franchised	13.7	15.7
Regional overheads	(11.1)	(17.2)

	24.7	17.9
Asia Pacific
Owned and leased	5.3	6.7
Managed	8.4	10.4
Franchised	1.6	1.5
Regional overheads	(4.2)	(6.0)

	11.1	12.6
Central(3)	(34.2)	(42.5)

Total	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rates are 2005: £1 = $1.83; (2004: £1 = $1.82).

(2)	Amounts are reported by origin.

(3)	Central relates to global functions. Revenue relates to Holidex fee income.

     The following table shows revenue and operating profit in US dollars of the IHG continuing Hotels business by activity and the percentage contribution of each activity for the following periods: year ended December 31, 2005 and year ended December 31, 2004.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	($ million)
Continuing revenue(1)
Americas
Owned and leased	224	171
Managed	118	55
Franchised	389	357

	731	583
EMEA
Owned and leased	431	421
Managed	100	78
Franchised	64	49

	595	548
Asia Pacific
Owned and leased	102	86
Managed	45	38
Franchised	6	5

	153	129
Central(2)	76	73

Total	1,555	1,333

Continuing operating profit before other operating income and expenses(1)
Americas
Owned and leased	28	7
Managed	36	12
Franchised	340	304
Regional overheads	(62)	(50)

	342	273
EMEA
Owned and leased	20	4
Managed	57	44
Franchised	47	38
Regional overheads	(38)	(42)

	86	44
Asia Pacific
Owned and leased	19	17
Managed	29	25
Franchised	5	3
Regional overheads	(15)	(15)

	38	30
Central(2)	(119)	(104)

Total	347	243

Footnotes on page 31.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(%)
Continuing revenue
Americas
Owned and leased	14.4	12.8
Managed	7.6	4.1
Franchised	25.0	26.8

	47.0	43.7
EMEA
Owned and leased	27.7	31.6
Managed	6.4	5.8
Franchised	4.1	3.7

	38.2	41.1
Asia Pacific
Owned and leased	6.6	6.4
Managed	2.9	2.9
Franchised	0.4	0.4

	9.9	9.7
Central(2)	4.9	5.5

Total	100.0	100.0

Continuing operating profit before other operating income and expenses
Americas
Owned and leased	8.1	2.9
Managed	10.4	4.9
Franchised	98.0	125.1
Regional overheads	(17.9)	(20.5)

	98.6	112.4
EMEA
Owned and leased	5.8	1.7
Managed	16.4	18.1
Franchised	13.5	15.6
Regional overheads	(11.0)	(17.3)

	24.7	18.1
Asia
Owned and leased	5.5	7.0
Managed	8.4	10.3
Franchised	1.4	1.2
Regional overheads	(4.3)	(6.2)

	11.0	12.3
Central(2)	(34.3)	(42.8)

Total	100.0	100.0

(1)	Amounts are reported by origin.

(2)	Central relates to global functions. Revenue relates to Holidex fee income.

Global System
      The Group supports revenue delivery into its hotels through its global reservation system and global loyalty program (Priority Club Rewards) which is paid for by assessments from each hotel in the Group. The elements of the global system include:
      Priority Club Rewards: The Group operates the Priority Club Rewards loyalty program. Members enjoy a variety of privileges and rewards as they stay at the Group’s hotels around the world. IHG has alliances with over 40 airlines, which enable members to collect frequent flyer miles, and with external partners such as car hire companies and credit card companies, which provide exposure and access to IHG’s system. Global system rooms sales generated from Priority Club Rewards members was $3.8 billion and represented approximately 32% of IHG global system rooms sales.
      Central Reservation System Technology: The Group operates the HolidexPlus reservation system. The HolidexPlus system receives reservation requests entered on terminals located at most of its reservation centers, as well as from global distribution systems operated by a number of major corporations and travel agents. Where local hotel systems allow, the HolidexPlus system immediately confirms reservations or indicates alternative accommodation available within IHG’s network. Confirmations are transmitted electronically to the hotel for which the reservation is made.
      Reservation Call Centers: The Group operates 13 reservation centers around the world which enable it to sell in local languages in many countries and offer a high quality service to customers.
      Internet: The Group introduced electronic hotel reservations in 1995. The Internet continues to be an important communications, branding and distribution channel for the Group’s sales. During fiscal 2005, the internet channel continued to show strong growth, with global system rooms sales booked through the internet increasing by 23% to $1.7 billion. Approximately 14% of IHG global system rooms sales is sold via the internet through various branded websites, such as www.intercontinental.com and www.holiday-inn.com, as well as certified third parties (up from 13% in 2004). IHG made further progress in 2005 in establishing standards for working with third-party intermediaries — on-line travel distributors — who sell or re-sell IHG hotel rooms via their internet sites. Under the standards, certified distributors are required to respect IHG’s trademarks, ensure reservations are guaranteed through an automated and common confirmation process, and clearly present fees to customers. By the end of 2005, IHG had certified most major third-party distributors including Travelocity, Travelocity Business, Priceline, Orbitz, Lastminute.com, Zuji, Hotel.de and HRS. About 86% of IHG global system rooms sales booked on the web is now booked directly through the Group’s own brand sites. Arabic and Hebrew language websites have been added to the Group’s seven local language websites already available.
      The Group estimates that, during 2005, global system rooms sales booked through these reservation systems (which include company reservation centers, global distribution systems and internet reservations) rose by approximately 19% to $4.8 billion, and the proportion of IHG global system rooms sales booked through IHG’s reservation channels increased from 38% to 41%.

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

Global Brands

Brands Overview
      The Group’s portfolio includes six established and diverse brands and one new brand (Hotel Indigo). These brands cover several market segments and in the case of InterContinental, Crowne Plaza, Holiday Inn and Express, operate internationally. Staybridge Suites operates in the Americas and was launched in the United Kingdom in 2005. Candlewood Suites operates exclusively in the United States.

	December 31, 2005

Brands	Room numbers	Hotels

InterContinental	46,262	137
Crowne Plaza	65,404	235
Holiday Inn	267,816	1,435
Express	133,554	1,590
Staybridge Suites	9,915	87
Candlewood Suites	12,683	112
Hotel Indigo	497	3
Other(1)	1,402	7
Total	537,533	3,606

(1)	Other comprises seven non-IHG branded hotels under IHG management.

InterContinental

	Americas	Americas	EMEA	EMEA
	total	O & L	total	O & L	Asia Pacific

Average room rate $(1)	141.55	224.83	167.10	234.37	154.07
Room numbers(2)	15,328	1,847	21,473	3,843	9,461

(1)	For the year ended December 31, 2005; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable InterContinental hotels.

(2)	As at December 31, 2005.
     InterContinental is IHG’s global premium hotel brand. The brand aims to meet the tastes of discerning business and leisure travellers. InterContinental hotels are generally located in prime locations in major cities and key resorts around the world. There were 137 InterContinental hotels in 60 countries and territories which represented 8.6% of all of IHG’s hotel rooms as at December 31, 2005.
      InterContinental hotels are principally owned, leased or managed by the Group. The brand is one of the largest international premium hotel brands based on room numbers and has more than 50 years of heritage. IHG’s competition includes international luxury chains (for example Four Seasons and Ritz Carlton) and upper upscale chains (for example, Marriott, Hilton, Hyatt and Westin).
      During 2005, seven new InterContinental hotels were added to the portfolio. After dispositions there was a net gain of five in the total number of InterContinental hotels.

Crowne Plaza

	Americas	Americas	EMEA	EMEA
	total	O & L	total	O & L	Asia Pacific

Average room rate $(1)	103.16	73.41	132.08	124.20	89.22
Room numbers(2)	37,074	293	16,031	2,063	12,299

(1)	For the year ended December 31, 2005; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable Crowne Plaza hotels.

(2)	As at December 31, 2005.
     Crowne Plaza is IHG’s global upscale hotel brand which had grown to 235 hotels worldwide by December 31, 2005. Defined as “the Place to Meet”, the brand is targeted at the business guest, with a particular focus on executive meetings and business events. Mostly located in principal cities, the upscale Crowne Plaza hotels provide the high level of comfort, amenities, services, facilities and meeting space expected by business and leisure travellers of a full service hotel. Crowne Plaza represented 12% of IHG hotel rooms as at December 31, 2005.
      Approximately 60% of the upscale Crowne Plaza hotels and resorts are franchised hotels. As at December 31, 2005, 57% of Crowne Plaza brand properties were in the Americas. The key competitors in this segment include Sheraton, Marriott, Hilton, Double-Tree, Wyndham and Radisson.
      During 2005, 24 Crowne Plaza hotels were added to the portfolio while four were removed, resulting in a net increase of 20 hotels.

Holiday Inn

	Americas	Americas	EMEA	EMEA
	total	O & L	total	O & L	Asia Pacific

Average room rate $(1)	85.18	89.72	105.76	127.87	71.78
Room numbers(2)	195,004	1,882	50,944	3,031	21,868

(1)	For the year ended December 31, 2005; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable Holiday Inn hotels.

(2)	As at December 31, 2005.
     Holiday Inn is one of the world’s most recognized hotel brands, with a global reputation for full service, comfort and value. Holiday Inn International was acquired in 1988, with the remaining North American business of Holiday Inn being acquired in 1990. The Holiday Inn brand is targeted at the mid-market guest and is the Group’s largest global hotel brand based on room numbers. The Holiday Inn brand continues to expand and evolve globally to provide convenient and productive facilities for business travellers as well as memorable holiday experiences for families.
      There were 1,435 Holiday Inn hotels located in more than 70 countries and territories which represented 50% of all IHG’s hotel rooms as at December 31, 2005. The brand is predominantly franchised. As at December 31, 2005, 73% of the Holiday Inn branded hotels were located in the Americas.
      During 2005, the Group sold 82 hotels in several transactions, retaining 78 under the Holiday Inn brand.

Express

	Americas	EMEA	EMEA
	total	total	O & L	Asia Pacific

Average room rate $(1)	80.65	96.86	77.37	47.70
Room numbers(2)	115,810	16,971	1,604	773

(1)	For the year ended December 31, 2005; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable Express hotels.

(2)	As at December 31, 2005.
     Express is a rapidly growing, fresh and uncomplicated brand, offering limited-service comfort, convenience and good value. IHG recognized the need for a brand in this category in the early 1990s and subsequently developed Express to extend the reach of the Holiday Inn brand and enter the midscale limited service market. The brand aims to provide the room quality of midscale hotels where guests enjoy smart bedrooms, contemporary bathrooms and complimentary breakfast.
      There were 1,590 Express hotels worldwide, which represented 25% of IHG’s hotel rooms as at December 31, 2005. Express is one of the largest brands in the US midscale limited service sector based on room numbers, and approximately 87% of the Express branded rooms are located in the Americas. Express hotels are almost entirely franchised. Express also has a solid and growing brand presence in the UK market where it faces competition from a variety of local market brands and independent hotels.
      During 2005, 135 new Holiday Inn Express hotels were added to the portfolio, while 57 hotels were removed from the portfolio, resulting in a net gain of 78 hotels. A further 421 franchise agreements were signed, adding to the system pipeline.

Staybridge Suites

Americas
total

Average room rate $(1)	92.80
Room numbers(2)	9,915

(1)	For the year ended December 31, 2005; quoted at constant US$ exchange rate.

(2)	As at December 31, 2005.
     Staybridge Suites is IHG’s organically developed long-stay upscale brand that offers guests a home away from home. The rooms offer more space than the typical hotel room, offering studios and one and two bedroom suites, complete with kitchens and living rooms, work stations and high-speed internet access, along with breakfast. As at December 31, 2005, there were 87 Staybridge Suites hotels, all of which are presently located in the Americas, representing 1.8% of all IHG’s hotel rooms. The first Staybridge Suites hotel was opened in 1998, with the seventy-fifth Staybridge Suites hotel following in June 2004, demonstrating the fastest roll out of 75 properties in the extended-stay segment, and making Staybridge Suites one of the fastest growing brands in its segment. Staybridge Suites operations are divided approximately equally between franchised and managed models. The primary competitors include Residence Inn, Homewood, Summerfield and Hawthorne.
      During 2005, nine hotels were added to the portfolio with one removal.
      On April 6, 2005 the Group announced the launch of Staybridge Suites in the United Kingdom. The first two hotels are expected to open in late 2006.

Candlewood Suites

Americas
total

Average room rate $(1)	62.03
Room numbers(2)	12,683

(1)	For the year ended December 31, 2005; quoted at constant US$ exchange rate.

(2)	As at December 31, 2005.
     The Candlewood Suites brand was acquired on December 31, 2003. Candlewood Suites is an extended- stay brand which complements Staybridge Suites’ positioning. Candlewood Suites is an established brand of carefully designed and purpose-built hotels created for stays of a week or longer with studio and one-bedroom suites featuring well-equipped kitchens, spacious work areas and an array of convenient amenities. As at December 31, 2005 there were 112 Candlewood Suites hotels. The major owner of Candlewood Suites properties is HPT and the Group manages all 76 of HPT’s Candlewood properties under a 20 year agreement. At the end of 2005, Candlewood Suites represented 2.4% of all of the Group’s rooms.

Hotel Indigo
      In April 2004, the Group launched its seventh brand, Hotel Indigo, which is a new, innovative brand, designed for the style-conscious traveller who seeks the ambience of a boutique hotel with the benefits and consistencies of a global hotel operation. Inspired by lifestyle retailing, it features inviting service, inspiring artwork, casual gourmet restaurants, airy guest rooms and 24-hour business amenities. The first Hotel Indigo opened in Atlanta, Georgia in the United States in October 2004. A further two were added to the system in Chicago and as at December 31, 2005 there were three Hotel Indigo hotels, with 497 rooms. The Group plans to open a further seven Hotel Indigo properties by the end of 2006.

Geographical Analysis
      Although it has worldwide hotel operations, the Group is most dependent on the Americas for operating profit, reflecting the structure of the branded global hotel market. In terms of its overall hotel level operating profit before central overheads and other operating income and expenses, the Americas represented 49%, EMEA represented 43% and the Asia Pacific region represented 8% in the year ended December 2005.
      The geographical analysis, split by number of rooms and operating profit, is set out in the table below.

	Americas	EMEA	Asia Pacific

	(% of total)
Room numbers(1)	71.9	19.6	8.5
Hotel level operating profit (before central overheads and other operating income and expenses)(2)	49%	43%	8%

(1)	As at December 31, 2005.

(2)	For the year ended December 31, 2005.

     The following table shows information concerning the geographical locations and ownership of IHG’s hotels as at December 31, 2005.

			Management
			contract and joint
	Owned or leased		ventures		Franchised		Total

	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

United States
InterContinental	3	1,490	9	3,938	1	263	13	5,691
Crowne Plaza	—	—	17	6,482	90	24,829	107	31,311
Holiday Inn	3	758	46	14,228	843	157,191	892	172,177
Express	—	—	1	252	1,355	108,084	1,356	108,336
Staybridge	2	229	35	4,287	46	4,896	83	9,412
Candlewood	—	—	76	9,218	36	3,465	112	12,683
Hotel Indigo	—	—	2	305	1	192	3	497
Other	—	—	2	295	—	—	2	295

Total	8	2,477	188	39,005	2,372	298,920	2,568	340,402

Rest of Americas
InterContinental	1	357	12	3,779	19	5,501	32	9,637
Crowne Plaza	1	293	2	357	23	5,113	26	5,763
Holiday Inn	2	1,124	4	1,844	129	19,859	135	22,827
Express	—	—	—	—	69	7,474	69	7,474
Staybridge	—	—	2	335	2	168	4	503
Candlewood	—	—	—	—	—	—	—	—
Hotel Indigo	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Total	4	1,774	20	6,315	242	38,115	266	46,204

Total Americas
InterContinental	4	1,847	21	7,717	20	5,764	45	15,328
Crowne Plaza	1	293	19	6,839	113	29,942	133	37,074
Holiday Inn	5	1,882	50	16,072	972	177,050	1,027	195,004
Express	—	—	1	252	1,424	115,558	1,425	115,810
Staybridge	2	229	37	4,622	48	5,064	87	9,915
Candlewood	—	—	76	9,218	36	3,465	112	12,683
Hotel Indigo	—	—	2	305	1	192	3	497
Other	—	—	2	295	—	—	2	295

Total	12	4,251	208	45,320	2,614	337,035	2,834	386,606

			Management
			contract and joint
	Owned or leased		ventures		Franchised		Total

	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

United Kingdom
InterContinental	1	451	—	—	—	—	1	451
Crowne Plaza	—	—	6	1,530	7	1,656	13	3,186
Holiday Inn	—	—	69	11,757	41	5,625	110	17,382
Express	—	—	1	120	102	10,586	103	10,706
Staybridge	—	—	—	—	—	—	—	—
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Total	1	451	76	13,407	150	17,867	227	31,725

Europe
InterContinental	8	3,007	13	4,542	3	1,097	24	8,646
Crowne Plaza	8	2,063	7	1,886	20	4,402	35	8,351
Holiday Inn	12	3,031	7	1,281	159	23,023	178	27,335
Express	11	1,604	9	1,007	36	3,338	56	5,949
Staybridge	—	—	—	—	—	—	—	—
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Total	39	9,705	36	8,716	218	31,860	293	50,281

The Middle East and Africa
InterContinental	1	385	35	10,939	4	1,052	40	12,376
Crowne Plaza	—	—	11	3,079	5	1,415	16	4,494
Holiday Inn	—	—	18	3,556	14	2,671	32	6,227
Express	—	—	—	—	2	316	2	316
Staybridge	—	—	—	—	—	—	—	—
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Total	1	385	64	17,574	25	5,454	90	23,413

Total EMEA
InterContinental	10	3,843	48	15,481	7	2,149	65	21,473
Crowne Plaza	8	2,063	24	6,495	32	7,473	64	16,031
Holiday Inn	12	3,031	94	16,594	214	31,319	320	50,944
Express	11	1,604	10	1,127	140	14,240	161	16,971
Staybridge	—	—	—	—	—	—	—	—
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Total	41	10,541	176	39,697	393	55,181	610	105,419

			Management
			contract and joint
	Owned or leased		ventures		Franchised		Total

	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

Far East and Australasia (Asia Pacific)
InterContinental	1	495	18	6,606	8	2,360	27	9,461
Crowne Plaza	—	—	32	10,468	6	1,831	38	12,299
Holiday Inn	1	198	62	17,415	25	4,255	88	21,868
Express	—	—	3	636	1	137	4	773
Staybridge	—	—	—	—	—	—	—	—
Candlewood	—	—	—	—	—	—	—	—
Other	—	—	5	1,107	—	—	5	1,107

Total	2	693	120	36,232	40	8,583	162	45,508

Total
InterContinental	15	6,185	87	29,804	35	10,273	137	46,262
Crowne Plaza	9	2,356	75	23,802	151	39,246	235	65,404
Holiday Inn	18	5,111	206	50,081	1,211	212,624	1,435	267,816
Express	11	1,604	14	2,015	1,565	129,935	1,590	133,554
Staybridge	2	229	37	4,622	48	5,064	87	9,915
Candlewood	—	—	76	9,218	36	3,465	112	12,683
Hotel Indigo	—	—	2	305	1	192	3	497
Other	—	—	7	1,402	—	—	7	1,402

Total	55	15,485	504	121,249	3,047	400,799	3,606	537,533

Americas
      In the Americas, the largest proportion of rooms is operated under the franchise business model primarily in the midscale segment (Holiday Inn and Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the InterContinental brand currently has a bias toward ownership and management. With 2,834 hotels, the Americas represented the bulk of hotels and approximately 49% of Hotels’ operating profit before central costs and other operating income and expenses during the year ended December 31, 2005. The key profit producing region is the United States, although IHG is also represented in each of Latin America, Canada, Mexico and the Caribbean.

EMEA
      Comprising 610 hotels at the end of 2005, EMEA represented approximately 43% of Hotels’ operating profit before central costs and other operating income and expenses during the year ended December 31, 2005. The key profit producing regions are the United Kingdom and the main continental European gateway cities.

Asia Pacific
      Asia Pacific represented 8.5% of Hotels’ rooms and 8% of Hotels’ operating profit before central costs and other operating income and expenses during the year ended December 31, 2005. IHG has a strong and growing presence in Asia Pacific, comprising 162 hotels in total. Currently Greater China is expected to generate significant growth in the hotel and tourism industry over the next decade. The Group believes that the region represents a good source of growth due to the current low penetration of brands offering the opportunity for IHG’s brands to build strong positions in key markets. As at December 31, 2005 the Group had 51 hotels in Greater China and a further 38 in development.

Room Count and System Pipeline
      The IHG global system (that is, the number of hotels/rooms owned, leased, managed or franchised by the Group) grew significantly during 2005 ending the fiscal year at 3,606 hotels and 537,533 rooms, 66 hotels and 3,331 rooms higher than at December 31, 2004 (see Figure 4). During 2005, 254 hotels with 34,880 rooms were added to the system, while 188 hotels with 31,549 rooms were removed from the system. Of the hotels removed from the system, 139 (21,764 rooms) were in the Americas and 46 (7,896 rooms) were in EMEA. The EMEA removals included 6,338 rooms from the termination of franchise agreements in South Africa. Excluding the South African franchise removals and eight hotels (2,135 rooms) removed from the system due to hurricane damage, net system size increased by 101 hotels (11,804 rooms).
      One of the key elements of the asset disposal program is the retention of management contracts for the hotels sold. Of those sold between Separation and December 31, 2005, management contracts or franchise agreements were retained for 126 hotels. Overall, the number of owned and leased rooms fell by 22,935 while the number of managed and franchised rooms in the system grew by 22,296 rooms and 3,970 rooms respectively.
      At the end of 2005, the number of rooms in the pipeline (that is, contracts signed but hotels/ rooms yet to enter the system) was 108,512 — 31% up on December 31, 2004 and the highest ever for the Group (see Figure 5). This positions the Group well to achieve its stated goal of organic growth of 50,000 to 60,000 net rooms in the period June 2005 to December 2008. Whilst there is no guarantee that all of the pipeline will enter the system in that period, a number of initiatives are in place to both secure new deals and to reduce the time between a hotel signing with IHG and opening.
      The growth in pipeline was fuelled by record signings during 2005; 69,970 rooms were signed which was over 60% up on the average for the last five years. This partly reflects the increased investment in development resource particularly in the Americas and Asia Pacific.
      Since the year end, IHG has announced that it has signed contracts with a single owner to manage six hotels (over 4,500 rooms) in China’s Sichuan province, and it has announced further signings with a second owner to manage four hotels with over 1,400 rooms, also in China.
      There are no assurances that all of the hotels in the pipeline will open or enter the system. The construction, conversion and development of hotels is dependent upon a number of factors, including meeting brand standards, obtaining the necessary permits relating to construction and operation, the cost of constructing, converting and equipping such hotels and the ability to obtain suitable financing at acceptable interest rates. The supply of capital for hotel development in the United States and major economies may not continue at previous levels and consequently the system pipeline could decrease.

FIGURE 4

	Hotels		Rooms

		Change		Change
Global hotel and room count at December 31, 2005	2005	over 2004	2005	over 2004

Analyzed by brand:
InterContinental	137	5	46,262	1,746
Crowne Plaza	235	20	65,404	3,777
Holiday Inn	1,435	(49)	267,816	(10,971)
Holiday Inn Express	1,590	78	133,554	7,519
Staybridge Suites	87	8	9,915	726
Candlewood Suites	112	3	12,683	276
Hotel Indigo	3	2	497	357
Other brands	7	(1)	1,402	(99)

Total	3,606	66	537,533	3,331

Analyzed by ownership type:
Owned and leased	55	(111)	15,485	(22,935)
Managed	504	101	121,249	22,296
Franchised	3,047	76	400,799	3,970

Total	3,606	66	537,533	3,331

FIGURE 5

	Hotels		Rooms

		Change		Change
Global pipeline at December 31, 2005	2005	over 2004	2005	over 2004

Analyzed by brand:
InterContinental	27	6	9,353	2,513
Crowne Plaza	54	17	13,514	4,201
Holiday Inn	204	48	31,035	5,630
Holiday Inn Express	429	71	38,066	6,351
Staybridge Suites	79	27	8,195	2,843
Candlewood Suites	83	37	7,467	3,583
Hotel Indigo	8	5	882	494

Total	884	211	108,512	25,615

Analyzed by ownership type:
Owned and leased	2	—	574	(96)
Managed	98	14	27,805	5,387
Franchised	784	197	80,133	20,324

Total	884	211	108,512	25,615

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

Competition
      The Group’s hotels compete with a wide range of facilities offering various types of lodging options and related services to the public. The competition includes several large and moderate sized hotel chains offering upper, mid and lower priced accommodation and also includes independent hotels in each of these market segments, particularly outside of North America where the lodging industry is much more fragmented. Major hotel chains which compete with the Group include Marriott International, Inc., Starwood Hotels & Resorts Worldwide, Inc., Choice Hotels International, Inc., Best Western International, Inc., Hilton Hotels Corporation, Cendant Corporation, Four Seasons Hotels Inc. and Accor S.A.

Key Relationships
      The Group has a number of significant relationships with hotel owning groups, where IHG manages hotels on behalf of the owners and earns fees based on the performance of the hotels.
      On January 25, 2006 IHG announced a restructured management agreement with Felcor Lodging Trust Inc., (“FelCor”), covering all of the hotels (15,790 rooms) owned by FelCor and managed by IHG. Seventeen hotels (6,301 rooms) will be retained by FelCor and managed by IHG, under revised contract terms (the contract duration has been extended to 2025 and the incentive fees on all the hotels have been rebased). HPT has purchased seven of the hotels (2,072 rooms) from FelCor for $160 million, which IHG will continue to manage under a separate management agreement. There is no increase in the guarantees to HPT (described in “Item 10. Additional Information — Material Contracts”) as a result of this transaction. Nine further hotels (2,463 rooms) can be sold by FelCor, retaining a Group brand. FelCor has the right to sell or convert a further 15 hotels (4,954 rooms); with or without an IHG brand.
      Since the year end, the Group has sold its entire shareholding in FelCor for $191 million in cash.

Performance Indicators
      The Group considers Revenue per Available Room (“RevPAR”) to be a meaningful indicator of performance because it measures the period-over-period change in room revenues for comparable properties. RevPAR is calculated by dividing room revenue by total room nights available for a given period. RevPAR may not be comparable to similarly titled measures, such as revenues.

	Owned & leased			Managed
	comparable			comparable			Franchised

		Change vs			Change vs			Change vs
	2005	2004		2005	2004		2005	2004

Americas
InterContinental
Occupancy	76.3%	4.2	% pts.	66.9%	6.4	% pts.	60.1%	2.2	% pts.
Average daily rate	$224.83	11.2%		$145.42	5.1%		$111.82	10.1%
RevPAR	$171.54	17.7%		$95.32	16.2%		$67.17	14.3%
Crowne Plaza
Occupancy	66.1%	3.8	% pts.	72.2%	2.3	% pts.	61.9%	(0.3	)% pts.
Average daily rate	$73.41	1.5%		$117.36	9.4%		$98.62	8.9%
RevPAR	$48.52	7.6%		$84.78	12.9%		$61.02	8.4%
Holiday Inn
Occupancy	70.6%	2.9	% pts.	68.4%	3.1	% pts.	61.8%	1.5	% pts.
Average daily rate	$89.72	9.3%		$83.39	6.0%		$85.47	6.5%
RevPAR	$63.33	14.0%		$57.01	11.0%		$52.80	9.2%

	Owned & leased			Managed
	comparable			comparable			Franchised

		Change vs			Change vs			Change vs
	2005	2004		2005	2004		2005	2004

Express
Occupancy	—	—		75.1%	5.4	% pts.	66.7%	2.2	% pts.
Average daily rate	—	—		$119.12	8.4%		$80.57	6.7%
RevPAR	—	—		$89.51	16.8%		$53.71	10.3%
Staybridge Suites
Occupancy	75.1%	4.4	% pts.	75.5%	1.3	% pts.	73.7%	2.9	% pts.
Average daily rate	$78.77	1.8%		$94.22	7.3%		$91.29	5.2%
RevPAR	$59.12	8.1%		$71.16	9.1%		$67.28	9.5%
Candlewood Suites
Occupancy	—	—		75.0%	3.6	% pts.	69.8%	1.2	% pts.
Average daily rate	—	—		$61.03	9.2%		$64.99	3.3%
RevPAR	—	—		$45.76	14.8%		$45.33	5.2%
      Owned and leased, and managed statistics are for comparable hotels, and include only those hotels in the IHG system as of December 31, 2005 and owned and leased, or managed by the Group since January 1, 2004.
      The comparison with 2004 is at constant US$ exchange rates.

	Owned & leased			Managed
	comparable			comparable			Franchised

		Change vs			Change vs			Change vs
	2005	2004		2005	2004		2005	2004

EMEA
InterContinental
Occupancy	69.5%	5.1	% pts.	62.7%	1.7	% pts.	68.5%	10.3	% pts.
Average daily rate	$234.37	5.0%		$141.75	6.6%		$158.71	6.4%
RevPAR	$162.99	13.3%		$88.83	9.5%		$108.78	25.2%
Crown Plaza
Occupancy	67.5%	3.2	% pts.	73.2%	0.6	% pts.	63.7%	2.3	% pts.
Average daily rate	$124.20	(0.1)%		$134.68	13.3%		$131.74	5.7%
RevPAR	$83.80	4.9%		$98.63	14.3%		$83.94	9.6%
Holiday Inn
Occupancy	62.5%	(2.6	)% pts.	71.1%	1.4	% pts.	64.8%	0.5	% pts.
Average daily rate	$127.87	(1.3)%		$107.41	4.6%		$102.95	4.1%
RevPAR	$79.94	(5.3)%		$76.34	6.7%		$66.68	4.9%
Express
Occupancy	65.5%	4.1	% pts.	60.8%	10.1	% pts.	69.4%	1.3	% pts.
Average daily rate	$77.37	(2.7)%		$80.67	(3.0)%		$99.80	3.8%
RevPAR	$50.64	3.8%		$49.06	16.4%		$69.27	5.9%
      Owned and leased, and managed statistics are for comparable hotels, and include only those hotels in the IHG system as of December 31, 2005 and owned and leased, or managed by the Group since January 1, 2004.
      The comparison with 2004 is at constant US$ exchange rates.

	Owned & leased			Managed
	comparable			comparable			Franchised

		Change vs			Change vs			Change vs
	2005	2004		2005	2004		2005	2004

Asia Pacific
InterContinental
Occupancy	65.9%	(4.3	)% pts.	71.0%	(0.7	)% pts.	68.0%	6.6	% pts.
Average daily rate	$283.79	18.9%		$146.66	5.8%		$142.36	10.4%
RevPAR	$186.92	11.7%		$104.13	4.7%		$96.84	22.4%
Crowne Plaza
Occupancy	—	—		77.1%	1.8	% pts.	74.6%	0.8	% pts.
Average daily rate	—	—		$91.48	8.3%		$99.60	0.5%
RevPAR	—	—		$70.55	10.9%		$74.33	1.5%
Holiday Inn
Occupancy	76.9%	16.8	% pts.	75.2%	(1.6	)% pts.	71.3%	1.6	% pts.
Average daily rate	$97.79	5.5%		$74.14	12.7%		$67.35	6.0%
RevPAR	$75.17	34.9%		$55.78	10.3%		$48.03	8.5%
Express
Occupancy	—	—		64.9%	7.4	% pts.	67.3%	1.6	% pts.
Average daily rate	—	—		$71.20	(5.1)%		$59.75	(2.3)%
RevPAR	—	—		$46.24	7.2%		$40.21	0%
Other
Occupancy	—	—		65.8%	(5.8	)% pts.	—	—
Average daily rate	—	—		$77.60	(1.6)%		—	—
RevPAR	—	—		$51.08	(9.6)%		—	—
      Owned and leased, and managed statistics are for comparable hotels, and include only those hotels in the IHG system as of December 31, 2005 and owned and leased, or managed by the Group since January 1, 2004.
      The comparison with 2004 is at constant US$ exchange rates.

Regulation
      Both in the United Kingdom and internationally, the Group’s hotel operations are subject to regulation, including health and safety, zoning and similar land use laws as well as regulations that influence or determine wages, prices, interest rates, construction procedures and costs.
SOFT DRINKS
      The Group disposed of its interest in Britvic by way of an IPO in December 2005. The Group received aggregate proceeds of approximately £371 million (including two additional dividends, one of £47 million received in November 2005, and another of £89 million, received in May 2005, before any commissions or expenses).
      The Group results include the results of Soft Drinks for the period up until the IPO of Britvic on December 14, 2005.
      Britvic generated operating profits before other operating income and expenses of £70 million on revenues of £671 million in the period up to December 14, 2005. In the year ended December 31, 2004, Britvic generated operating profits before other operating income and expenses of £77 million on revenues of £706 million.

TRADEMARKS
      Group companies own a substantial number of service brands and product brands and the Group believes that its significant trademarks are protected in all material respects in the markets in which it currently operates.
ORGANIZATIONAL STRUCTURE

Principal operating subsidiary undertakings
      InterContinental Hotels Group PLC (or, where appropriate IHL) was the beneficial owner of all (unless specified) of the equity share capital, either itself or through subsidiary undertakings, of the following companies during the year. Unless stated otherwise, companies are incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom.
      Six Continents Limited (formerly Six Continents PLC)
      InterContinental Hotels Group Services Company
      InterContinental Hotels Group (Management Services) Limited
      InterContinental Hotels Group Operating Corporation (incorporated and operates principally in the United States)
Soft Drinks
      Britannia Soft Drinks Limited (47.5% Six Continents Investments Limited, 23.75% Whitbread PLC, 23.75% Allied Domecq PLC, 5% PepsiCo Holdings Limited) (note a)
      Britvic Soft Drinks Limited (100% Britannia Soft Drinks Limited)
      Robinsons Soft Drinks Limited (100% Britannia Soft Drinks Limited)

note a	The Group exercised dominant influence and controlled Britannia Soft Drinks Limited up to 14 December 2005 when the Group disposed of all its interests. Accordingly, the Group’s investment was treated as a subsidiary undertaking until the date of disposal.

note b	The companies listed above include all those which principally affect the amount of profit and assets of the Group.
PROPERTY, PLANTS AND EQUIPMENT
      Group companies own and lease properties throughout the world. The table below analyzes the net book value of land and buildings (excluding assets classified as held for sale) at December 31, 2005. Approximately 52% of the properties by value were directly owned, with 46% held under leases having a term of 50 years or longer. These numbers have significantly changed in 2005 reflecting hotel sales and the disposal of the Group’s interest in Britvic.

	Europe,
Net book value of land and buildings as	the Middle East
at December 31, 2005	and Africa	Americas	Asia Pacific	Total

	(£ million)
Hotels	609	241	204	1,054

      Group properties comprise hotels. Approximately 56% of the Group’s property values relate to the top five owned and leased hotels (in terms of value) of a total of 29 hotels.
      In the year ended December 31, 2005 property, plant and equipment have been written down by £7 million (2004; £48 million) following an impairment review of certain hotel assets based on current market trading conditions. The fair value has been measured by reference to recent transactions for hotel assets in these markets.

ENVIRONMENT
      IHG is committed to all its operating companies having a responsibility to act in a way that respects the environment in which they operate. The Group’s strong presence in the United States and European Union markets mean that it is affected by and is familiar with highly developed environmental laws and controls. IHG regularly considers environmental matters and seeks to embed good practice into its business strategies and operations. IHG was awarded membership of the FTSE4Good Index Series in 2005.
      As an owner, manager and franchisor of hotels in about 100 countries, IHG has a wide range of environmental responsibilities and a unique opportunity to lead the worldwide hospitality industry in developing policies and practices.
      As the Group pursues its strategic growth, it aims to minimise the effect on the environment and to make sure that the Group:

•	is sensitive to environmental issues and considers all the potential effects of its projects and developments;

•	introduces, promotes, implements and enforces sound environmental policies;

•	establishes management responsibility and accountability for environmentally friendly practices; and

•	benchmarks performance against best industry practice.
      As part of this, in 2006 the Group will improve data collection and reporting to increase energy efficiency. The Group’s hotels already take steps to conserve resources, including energy and water, and to manage waste and recycling effectively. The objective is to benchmark these achievements more effectively so that clear targets for improvement can be set where necessary.
      As a founding member of the International Hotels Environment Initiative (“IHEI”), IHG has worked closely with others in the industry to produce the Sustainable Hotel Siting, Design & Construction Guidelines, launched by The Prince of Wales’ International Business Leaders Forum.
      The Group also operates “Conserving For Tomorrow”, an environmental program developed exclusively for IHG and used in more than 50 per cent of the Group’s properties. Guests are asked to use their linens and towels more than once to save on water, detergent, energy, labor, and replacement linen. Conserving For Tomorrow has an 80-90 per cent approval rating from hotel guests and for each average-sized, 100-room hotel it saves 6,000 gallons of water and 40 gallons of detergent each month.
      Group companies incur expenditure on technical advice, services and equipment in addressing the environmental laws and regulations enacted in the countries in which they operate. In 2005, such expenditure was not material in the context of their financial results.
      It is not possible to forecast the overall Group expenditure required to comply with environmental laws and regulations; this reflects the difficulty in assessing the risk of environmental accidents and the changing nature of laws and regulations. IHG expects, however, that it should be in a position to control such expenditure so that, although it may be considerable, it will be unlikely to have a material adverse effect on the Group’s financial position or results of operations.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION

Business and Overview
      The Group is a worldwide owner, operator and franchisor of hotels and resorts. Through its various subsidiaries it owned, managed, leased or franchised over 3,600 hotels and 537,000 guest rooms in nearly 100 countries and territories around the world, as at December 31, 2005. The Group’s brands include InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts, Holiday

Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. The Group also manages the hotel loyalty program, Priority Club Rewards.
      With the disposal of the Group’s interests in Britvic, a manufacturer and distributor of soft drinks in the United Kingdom, by way of an initial public offering in December 2005, the Group is now focused solely on hotel franchising, management and ownership.
      The Group’s revenue and earnings are derived from (i) hotel operations, which include operation of the Group’s owned hotels, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and franchise and other fees paid under franchise agreements and (ii) until December 14, 2005, the manufacture and distribution of soft drinks.
Operational Performance
      The Hotels business reported growth in all regions at the revenue and operating profit lines for continuing operations. The regional increases were driven by RevPAR growth of approximately 9% across the 3,600 hotels and was mostly driven by increases in rate.
      The performance of the Hotels business is evaluated primarily on a regional basis. The regional operations are split by similar product or services: franchise agreement, management contract, and owned and leased operations. All three income types are affected by occupancy and room rates achieved by hotels, our ability to manage costs and the change in the number of available rooms through acquisition, development and disposition. Results are also impacted by economic conditions and capacity. The Group’s segmental results are shown before other operating income and expenses, interest expense, interest income and income taxes.
      The Group believes the period-over-period movement in RevPAR to be a meaningful indicator for the performance of the Hotels business.
CRITICAL ACCOUNTING POLICIES UNDER IFRS AND US GAAP
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
      The Group’s critical accounting policies are set out below.

Property, Plant and Equipment and Intangible Assets

(i)	Goodwill and other Intangible Assets
      Definite lived intangible assets are capitalized and amortized over their anticipated life.
      Under IFRS, goodwill arising on acquisitions prior to October 1, 1998 was eliminated against equity. From October 1, 1998 to December 31, 2003, acquired goodwill was capitalized and amortized over a period not exceeding 20 years. Since January 1, 2004, goodwill continued to be capitalized but amortization ceased as at that date.

      Under US GAAP, goodwill arising on acquisitions prior to July 1, 2001 was capitalized and amortized over its estimated useful life, not exceeding 40 years. From October 1, 2002, goodwill and indefinite life intangible assets are not amortized but are reviewed annually for impairment.
      Under IFRS, the Company uses a discounted cash flow model to test indefinite life intangibles for impairment on an annual basis. The discounted cash flow model requires assumptions about the timing and amount of net cash inflows, economic projections, cost of capital and terminal values. Each of these can significantly affect the value of indefinite life intangibles.
      Under US GAAP, the Company tests identified intangible assets with defined useful lives by comparing the carrying value to the sum of undiscounted cash flows expected to be generated by the asset.

(ii)	Impairment
      Under IFRS and US GAAP the carrying value of both tangible and finite lived intangible assets are assessed for indicators of impairment. The Company evaluates the carrying value of its long-lived assets based on its plans, at the time, for such assets and such qualitative factors as future development in the surrounding area, status of expected local competition and projected capital expenditure plans. Changes to the Company’s plans, including decisions to dispose of or change the intended use of an asset, can have a material impact on the carrying value of the asset.
      Under IFRS, property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Assets that do not generate independent cash flows are combined into cash-generating units. If carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. Recoverable amount is the greater of fair value less cost to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The outcome of such an assessment is subjective, and the result sensitive to the assumed future cashflows to be generated by the assets and discount rates applied in calculating the value in use, both of which will be dependent on the type of asset and its location. Any impairment arising is charged to the income statement. Under US GAAP, the assessment of an asset’s carrying value is by reference in the first instance to undiscounted cashflows. To the extent that undiscounted cashflows do not support carrying value, the fair value of assets must be calculated and the difference to the current carrying value charged to the income statement.
      During 2005, under IFRS the Company recorded an impairment of its property, plant and equipment of £7 million, all of which relates to Hotels and represents 0.5% of the total carrying value of property, plant and equipment. For the purposes of US GAAP, the Company recorded an impairment of its property, plant and equipment of £24 million.

Sale of Real Estate
      Under IFRS, the Company recognises the sales proceeds and related profit or loss on disposal on completion of the sales process. The Group considers the following questions in determining whether revenue and profit should be recorded:

•	does the Company have a continuing managerial involvement of the degree associated with asset ownership;

•	has the Company transferred the significant risks and rewards associated with asset ownership;

•	can the Company reliably measure the proceeds; and

•	will the Company actually receive the proceeds.
      For US GAAP, the Company accounts for sales of real estate in accordance with FAS 66 “Accounting for Sales of Real Estate”. If there is significant continuing involvement with the property, any gain on sale is deferred and is recognized over the life of the long-term management contract retained on the property. The deferral of gains on such sales totaled £5 million in 2005 and £nil million in 2004.

Income Taxes
      The Company provides for deferred tax in accordance with IAS 12 “Income Taxes” in respect of all temporary differences between the tax base and carrying value of assets and liabilities. Those temporary differences recognized include accelerated capital allowances, unrelieved tax losses, unremitted profits from overseas where the Company does not control remittance, gains rolled over into replacement assets, gains on previously revalued properties and other short-term temporary differences. Under US GAAP, deferred tax is computed, in accordance with FAS No. 109 “Accounting for Income Taxes”, on all temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years. Deferred tax assets under IFRS are recognized to the extent that it is regarded as probable that the deductible temporary differences can be utilized. Under US GAAP, deferred tax assets are recognized in full and a valuation allowance is made to the extent that it is not more likely than not that they will be realized. Under US GAAP, the Company estimates deferred tax assets and liabilities based on current tax laws and rates, and in certain cases, business plans. Changes in these estimates may affect the amount of deferred tax liabilities or the valuation of deferred tax assets.
      Under both IFRS and US GAAP, accruals for tax contingencies require judgments on the expected outcome of tax exposures, whereas the actual results may vary resulting in releases of contingencies or cash tax settlements.

Loyalty program
      Priority Club Rewards enables members to earn points, funded through hotel assessments, during each stay at an InterContinental Hotels Group hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and provisions and other payables in the consolidated balance sheets in the Consolidated Financial Statements and is estimated using actuarial methods based on statistical formulas that project timing of future point redemption based on historical levels to give eventual redemption rates and points values.

Legal Contingencies
      The Company is subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Under both IFRS and US GAAP accruals are recorded for loss contingencies when a loss is probable and the amount can be reasonably estimated.
OPERATING RESULTS

Accounting Principles
      The following discussion and analysis is based on the Consolidated Financial Statements of the Group, which are prepared in accordance with IFRS. The principal differences between IFRS and US GAAP as they relate to the Group are discussed in Note 32 of Notes to the Financial Statements.
      The Group was required to produce its first set of audited financial statements in line with IFRS for the year ending December 31, 2005.
      The Group has taken the following exemptions available under IFRS 1 “First-time Adoption of International Financial Reporting Standards”:

(a)	Not to restate the comparative information disclosed in the 2005 financial statements in accordance with IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”.

(b)	Not to restate business combinations before January 1, 2004.

(c)	To recognize all actuarial gains and losses on pensions and other post-employment benefits directly in equity at January 1, 2004.

(d)	To retain UK GAAP carrying values of property, plant and equipment, including revaluations, as deemed cost at transition.

(e)	Not to recognize separately cumulative foreign exchange movements up to January 1, 2004.

(f)	To apply IFRS 2 “Share-based Payments” to grants of equity instruments after November 7, 2002 that had not vested at January 1, 2005.
      The disclosures required by IFRS 1 are given in Note 30 of Notes to the Financial Statements.
      For the year ended December 31, 2005 the results include special items totaling a net credit of £297 million (2004 £142 million — see “year ended December 31, 2005 compared to year ended December 31, 2004 — Special Items”. For comparability of the periods presented, some performance indicators in this Operating and Financial Review and Prospects discussion have been calculated after eliminating these special items. Such indicators are prefixed with “adjusted”. A reconciliation to the amounts under IFRS including such special items is included in Note 9 of Notes to the Financial Statements.

Year ended December 2005 compared with year ended December 2004

Group

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
GROUP RESULTS
Revenue:
Continuing operations
Hotels	852	731
Discontinued operations
Hotels	387	767
Soft Drinks	671	706

Total revenue	1,910	2,204

Operating profit before other operating income and expenses:
Continuing operations
Hotels	190	134
Discontinued operations
Hotels	79	135
Soft Drinks	70	77

Total operating profit before other operating income and expenses	339	346
Other operating income and expenses:
Continuing operations
Impairment of property, plant and equipment	(7)	(48)
Restructuring costs	(13)	(11)
Property damage	(9)	—
Employee benefits curtailment gain	7	—
Reversal of previously recorded provisions	—	20
Provision for investment in associates	—	(16)
Provision for investment in other financial assets	—	(2)
Write back of provision for investment in other financial assets	—	8

Operating profit	317	297

      IHG revenue from continuing operations for the year ended December 31, 2005 was £852 million (2004 £731 million). Operating profit before other operating income and expenses from continuing operations for the year ended December 31, 2005 was £190 million (2004 £134 million).
      Gain on disposals for the year ended December 31, 2005 after tax totaled a net profit of £311 million (2004 £19 million). Details of the gain on disposals are outlined under the heading “Gain on Disposal of Assets” on page 52.
      Net movement in cash and cash equivalents for the year ended December 31, 2005 was an inflow of £259 million (2004 outflow of £338 million) mainly driven by the receipt of £2,046 million from disposals. This was offset by a £996 million payment to shareholders as a result of the capital reorganisation on June 27, 2005. Cash inflow from operations for the year ended December 31, 2005 was £423 million, compared with £515 million for 2004.
      Basic earnings per share for the year ended December 31, 2005 was 95.2 pence (2004 53.9 pence). Adjusted earnings per share from continuing operations, after eliminating the effect of special items, was 24.9 pence for the year ended December 31, 2005 (2004 17.3 pence). Dividends for the year ended December 31, 2005 were 14.6 pence per share. A reconciliation of actual to adjusted earnings per share is set out in Note 9 of Notes to the Financial Statements.
     Special Items
      Special items totaled a net credit of £297 million in 2005 compared with a net credit of £142 million in 2004. The special items included:

•	£13 million charge (2004 £11 million charge) relating to the delivery of the further restructuring of the Hotels business;

•	£9 million charge (2004 £nil million) of property damage relating from fire and natural disasters;

•	£7 million charge (2004 £48 million charge) for impairment of property, plant and equipment;

•	£7 million credit (2004 £nil million)for employee benefits curtailment as a result of the UK hotels disposal;

•	£nil million (2004 £20 million credit) relating to the reversal of previously recorded provisions;

•	£nil million (2004 £16 million charge) relating to an impairment in the value of associate investments;

•	£nil million (2004 £2 million charge) relating to impairment in the value in investments in other financial assets;

•	£nil million (2004 £8 million credit) relating to write back in provisions in investments in other financial assets;

•	£nil million (2004 £11 million expense) relating to one time net financial expenses;

•	£8 million credit (2004 £183 million credit) representing the release of provisions relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, principally relating to acquisitions (including provisions relating to pre-acquisition periods) and disposals, intra-group financing and, in 2004, the recognition of a deferred tax asset of £83 million in respect of capital losses; and

•	£311 million gain (2004 £19 million gain) net of tax on disposal of assets.
      Special items are disclosed separately because of their size and incidence and are excluded from the calculation of adjusted earnings per share to give a more meaningful comparison of the Company’s performance.

     Net Financing Costs
      Net financing costs totaled £33 million in 2005 the same as in 2004. In 2005, £9 million related to Soft Drinks and is classified as discontinued operations. The prior year net financing expense included a net £11 million charge that is treated as a special item and is excluded from the calculation of adjusted earnings per share.
     Taxation
      The effective rate of tax on profit before tax, excluding the impact of special items, was 28.6%. By also excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent effective tax rate would be 37.8%. This rate is higher than the UK statutory rate of 30% due mainly to overseas profits being taxed at rates higher than the UK statutory rate. The equivalent effective rates for 2004, restated under IFRS, were 17.3% and 38.6% respectively.
      Taxation special items totaled an £8 million credit (2004 £183 million credit). In 2005, this represented the release of provisions which were special by reason of their size or incidence, relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired. In 2004, taxation special items, in addition to such provision releases, included £83 million for the recognition of a deferred tax asset in respect of capital losses.
      Net tax paid in 2005 was £91 million (2004 £35 million) including £11 million in respect of disposals.
     Gain on Disposal of Assets
      The gain on disposal of assets, net of related tax, totaled £311 million in 2005 and mainly comprised a net gain on disposal of Soft Drinks of £284 million and a net gain on hotel asset disposals of £27 million.
     Earnings
      Basic earnings per share for 2005 were 95.2 pence, compared with 53.9 pence in 2004. Adjusted earnings per share, removing the non-comparable special items, were 38.2 pence, against 33.9 pence in 2004. Adjusted earnings per share for continuing operations were 24.9 pence, 44% up on last year.
     Dividends
      The Board has proposed a final dividend per share of 10.7 pence; with the interim dividend of 4.6 pence the normal dividend for 2005 totaled 15.3 pence.
     Capital Expenditure and Cash Flow
      The net movement in cash and cash equivalents for the year ended December 31, 2005 was an inflow of £259 million. This included a net cash inflow from operations of £423 million, and a net cash inflow from investing activities of £1,863 million.
      Proceeds from the disposal of operations and other financial assets totaled £2,046 million and included proceeds from the sale of Soft Drinks of £220 million and from the sale of hotels of £1,826 million.
      Capital expenditure for Hotels totaled £136 million compared with £187 million in 2004, as the Group continued its asset disposal program. Capital expenditure in 2005 for Hotels included refurbishment of the InterContinental London and Holiday Inn Munich City Centre and a rolling rooms refurbishment program at the InterContinental Hong Kong.

Highlights for the year ended December 31, 2005
      The following is a discussion of the year ended December 31, 2005 compared with the year ended December 2004.

Continuing Hotels Results

	Year ended	Year ended
	December 31,	December 31,
	2005	2004	Change

	(£ million)%
Revenue:
Americas	400	319	25.4
EMEA	326	301	8.3
Asia Pacific	84	71	18.3
Central	42	40	5.0

	852	731	16.6

Operating profit before other operating income and expenses:
Americas	187	150	24.7
EMEA	47	24	95.8
Asia Pacific	21	17	23.5
Central	(65)	(57)	14.0

	190	134	41.8

      Revenue. Continuing Hotels revenue increased £121 million (16.6%) from £731 million for the year ended December 31, 2004, to £852 million for the year ended December 31, 2005.
      Operating profit. Continuing Hotels operating profit before other operating income and expenses for the year ended December 31, 2005 was £190 million, up 41.8% (year ended December 31, 2004 £134 million).

Americas

Continuing Americas Results

	Year ended	Year ended
	December 31,	December 31,
	2005	2004	Change

	($ million)%
Revenue:
Owned and leased	224	171	31.0
Managed	118	55	114.5
Franchised	389	357	9.0

	731	583	25.4

	Year ended	Year ended
	December 31,	December 31,
	2005	2004	Change

	($ million)%
Operating profit before other operating income and expenses:
Owned and leased	28	7	300.0
Managed	36	12	200.0
Franchised	340	304	11.8

	404	323	25.1
Regional overheads	(62)	(50)	24.0

Total $ million	342	273	25.3

Sterling equivalent £ million(i)	187	150	24.7

(i)	The results have been translated into pounds sterling at weighted average rates of exchange for the year. The translation rates are fiscal 2005: £1 = $1.83 (2004: £1 = $1.82).
     Total Americas continuing operating profit was $342 million, a 25.3% increase on continuing operating profit for the year ended December 31, 2004 of $273 million.
      Franchised revenue increased by 9.0% to $389 million as a result of strong trading and increased room count and signings. RevPARs across the brands showed strong growth, with Holiday Inn RevPAR 9.2% up on 2004, Holiday Inn Express 10.3% up and Crowne Plaza 8.4% up. The franchised estate increased by 3,878 rooms in the year with the most significant increase being in the Holiday Inn Express brand. Franchised revenue also benefited from the number of signings in 2005 with a record 47,245 room signings (50% up on 2004) leading to higher sales revenues than in 2004. Franchised operating profit rose by $36 million to $340 million.
      Continuing owned and leased revenue increased by over 30% driven by strong trading in the comparable estate (those hotels fully trading as owned and leased in both financial years). Comparable RevPARs were 17.7% up for InterContinental and 14.0% up for Holiday Inn with average daily rate growth fuelling the increased RevPAR. The InterContinental Buckhead, Atlanta, also contributed its first full year of trading after opening in November 2004. These revenue increases, together with improved operating efficiency in the hotels, led to continuing owned and leased operating profit increasing significantly over 2004, from $7 million to $28 million.
      Managed revenue increased from $55 million in 2004 to $118 million as a result of strong trading in the comparable estate boosted by the 13 hotels sold to HPT and the two hotels acquired by SHC. Managed revenue also includes $70 million (2004 $27 million) from properties (including the InterContinental San Juan sold in the year) that are structured, for legal reasons, as operating leases but with the same economic characteristics as a management contract. Overall, managed RevPARs grew by 16.2% for InterContinental, 12.9% for Crowne Plaza, 11.0% for Holiday Inn, 9.1% for Staybridge Suites and 14.8% for Candlewood Suites. Managed operating profit increased from $12 million to $36 million including $9 million (2004 $3 million) from the managed properties held as operating leases, including a contribution from the 15 hotels moving from ownership to management.
      Americas regional overheads increased to $62 million from $50 million in 2004, reflecting investment in additional development resources and information technology.
      Americas hotel and room count grew by a net 51 hotels (279 rooms) to 2,834 hotels (386,606 rooms). 190 hotels (22,043 rooms) entered the system and 139 hotels (21,764 rooms) left the system. Of the removals, 83 hotels (16,188 rooms) were Holiday Inn and 53 hotels (4,561 rooms) were Holiday Inn Express. Of the removals nearly 60% were enforced by IHG as a result of quality or financial concerns.

      The Americas pipeline grew to record levels, 742 hotels (76,865 rooms), with 447 hotels (49,765 rooms) signing contracts during the year to enter the system. Of these signings, 19,355 rooms were Holiday Inn Express.

Europe, Middle East and Africa

Continuing EMEA Results

	Year ended	Year ended
	December 31,	December 31,
	2005	2004	Change

	(£ million)%
Revenue:
Owned and leased	236	231	2.2
Managed	55	43	27.9
Franchised	35	27	29.6

	326	301	8.3

Operating profit before other operating income and expenses:
Owned and leased	11	2	450.0
Managed	31	24	29.2
Franchised	26	21	23.8

	68	47	44.7
Regional overheads	(21)	(23)	(8.7)

Total £ million	47	24	95.8

Dollar equivalent $ million(i)	86	44	95.5

(i)	The results have been translated into US dollars at weighted average rates of exchange for the year. The translation rates are fiscal 2005: $1 = £0.55 (2004: $1 = £0.55).
     The EMEA operating model changed in 2005 as a result of the disposal of 73 hotels in the UK to LRG and a number of smaller transactions. As a result, the number of owned and leased hotels reduced by 85 whilst the number of managed hotels increased by 77, including 73 in connection with the LRG transaction.
      Revenue from continuing operations increased by 8.3% to £326 million and continuing operating profit before other operating income and expenses increased by 95.8% to £47 million.
      Owned and leased revenue from continuing operations increased by 2.2% from £231 million in 2004 to £236 million. Performance across the region was mixed with variable trading conditions in parts of Continental Europe. The refurbishment of the InterContinental London impacted the overall result with the hotel being disrupted for most of the year and closed in the final quarter of the year. Owned and leased operating profit from continuing operations increased by £9 million to £11 million.
      Managed revenue increased by £12 million to £55 million. The 2004 result benefited from the receipt in 2004 of approximately £4 million liquidated damages from the early termination of the InterContinental Barcelona management contract. The 2005 result was affected by a loss of earnings following the bombings in Beirut, but underlying trading was strong, particularly in the Middle East where managed RevPAR increased by 11.9%. Management fees are also included from LRG for the hotels sold in May 2005 (including incentive fees); Holiday Inn UK RevPAR overall was up to 4.6%.
      Franchised revenue for EMEA increased by £8 million to £35 million. Holiday Inn franchised RevPAR increased by 4.9% and Holiday Inn Express RevPAR increased by 5.9%. Franchised operating profit increased by £5 million to £26 million and included £7 million liquidated damages for the termination of franchise agreements in South Africa.
      EMEA hotel and room count at December 31, 2005 was broadly level with December 31, 2004 at 610 hotels (105,419 rooms) despite the termination of the master franchise agreement in South Africa (6,338 rooms). Two significant deals added hotels to the system during the year, five Holiday Inn hotels (602 rooms) in the UK from a franchise agreement with Stardon, a joint venture company formed between Starwood Capital Europe and Chardon Hotels, and 13 hotels (2,233 rooms) in the UK from a franchise agreement with Queens Moat Houses Limited.
      The EMEA pipeline at December 31, 2005 was 86 hotels (14,278 rooms).

Asia Pacific

Continuing Asia Pacific Results

	Year ended	Year ended
	December 31,	December 31,
	2005	2004	Change

	($ million)%
Revenue:
Owned and leased	102	86	18.6
Managed	45	38	18.4
Franchised	6	5	20.0

	153	129	18.6

Operating profit before other operating income and expenses:
Owned and leased	19	17	11.8
Managed	29	25	16.0
Franchised	5	3	66.7

	53	45	17.8
Regional overheads	(15)	(15)	—

Total $ million	38	30	26.7

Sterling equivalent £ million(i)	21	16	31.2

(i)	The results have been translated into pounds sterling at weighted average rates of exchange for the year. The translation rates are fiscal 2004: £1 = $1.83 (2004: £1 = $1.82).
     Asia Pacific revenue from continuing operations increased by 18.6% to $153 million and operating profit before other operating income and expenses increased by 26.7% to $38 million.
      Continuing owned and leased operating profit grew from $17 million in 2004 to $19 million mainly reflecting strong trading in the InterContinental Hong Kong which achieved RevPAR growth of 11.7% over 2004, driven by average daily rate growth.
      Asia Pacific managed operating profit grew strongly from $25 million to $29 million, reflecting both the impact of improved RevPAR and an increase in room count over 2004. Greater China managed RevPAR increased by 13.6% and Australia, New Zealand and South Pacific managed RevPAR increased by 6.1%.
      Asia Pacific franchised operating profit increased by $2 million to $5 million.
      Regional overheads were level at $15 million despite increased resources for the planned expansion in Greater China. During 2005, a further nine hotels (2,839 rooms) opened in Greater China and 20 hotels (7,308 rooms) signed contracts and entered the pipeline.

      Overall, the number of hotels in Asia Pacific increased by 13 hotels (3,383 rooms). During the year, ten owned and leased hotels (2,315 rooms) in Australia, New Zealand and Fiji were sold but retained with management contracts.
      Asia Pacific pipeline grew by 14 managed hotels (4,564 rooms) primarily in the InterContinental and Crowne Plaza brands. In addition, on February 15, 2006, IHG announced that it had signed contracts with a single owner to manage six hotels (over 4,500 rooms) in China’s Sichuan province, and on February 24, 2006 announced that it had signed contracts with an owner to manage four hotels, with over 1,400 rooms, also in China.

Central

Central

	Year ended	Year ended
	December 31,	December 31,
	2005	2004	Change

	(£ million)%
Revenue	42	40	5.0
Gross central costs	(107)	(97)	10.3

Net central costs £ million	(65)	(57)	14.0

Dollar equivalent $ million(i)	(118)	(102)	15.7

(i)	The results have been translated into US dollars at weighted average rates of exchange for the year. The translation rates are fiscal 2005: $1 = £0.55 (2004: $1 = £0.55).
     Net central costs increased by £8 million reflecting increased governance costs, further investment to support development and the accounting treatment of share scheme costs. Under IFRS, the charges for share option schemes established after November 2002 are accounted for in the income statement. As share scheme awards are generally made annually and the accounting cost is spread over three years, 2005 is the first year that a full annual cost is taken into account.

Discontinued Operations
      For the year ended December 31, 2005 operating profit from hotels classified as discontinued was £79 million (2004 £135 million) and was £70 million (2004 £77 million) for the Soft Drinks business.
      The net gain on disposal of assets for hotels was £25 million (2004 £19 million) and for Soft Drinks was £286 million (2004 £nil million).
LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity
      In 2004 the Group refinanced its syndicated bank facility which gave the Group greater financial flexibility at a lower cost. The current size of the facility is £1.1 billion. As a result of the cost effective funding obtained from the bank market the Group repurchased its € 600 million 4.75% 2010 Notes in December 2004 and January 2005.
      At December 31, 2005 gross debt (including currency swaps liabilities of £367 million) amounted to £779 million comprising £488 million of euro denominated borrowings, £220 million of US dollar denominated borrowings and £71 million of Hong Kong dollar denominated borrowings.
      At December 31, 2005 committed bank facilities amounted to £1,163 million of which £751 million were unutilized. Uncommitted facilities totaled £14 million. In the Group’s opinion, the working capital is sufficient for the Group’s present requirements.

      The Group also held short term deposits and investments at December 31, 2005 amounting to £686 million (including currency swap assets of £362 million). Credit risk on treasury transactions is minimised by operating a policy on investment of surplus funds that generally restricts counterparties to those with an A credit rating or better or those providing adequate security. Limits are also set on the amounts invested with individual counterparties. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.
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

Cash Used for Investing Activities
      IHG’s second £250 million on-market share repurchase program was announced in September 2004 and commenced in December 2004. In 2005, 30.6 million shares were repurchased at an average price of 672 pence per share making the total purchased under the second program £211 million. On September 8, 2005 IHG announced a further £250 million share repurchase program to commence on completion of the second program. The precise timing of share purchases will be dependent upon, amongst other things, market conditions. Purchases are under the existing authority from shareholders which will be renewed at the Annual General Meeting 2006. Any shares repurchased under this program will be canceled.
      On July 8, 2005, IHG returned a further £996 million capital to shareholders following the capital reorganization of the Group completed in June 2005. Under the reorganization, shareholders received 11 new ordinary shares and £24.75 cash in exchange for every 15 existing ordinary shares held on June 24, 2005.
      On March 2, 2006, IHG announced that a £500 million special dividend will be paid to shareholders in the second quarter of 2006.
      Since April 2003, IHG has announced the return of £2.75 billion of funds to shareholders by way of special dividends, share repurchase programs and capital returned.
      As of December 31, 2005, the Group had committed contractual capital expenditure of £76 million. Contracts for expenditure on fixed assets are not authorized by the directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.
      The Group intends to invest approximately £180 million in capital expenditure in 2006. This level of capital expenditure is reviewed regularly during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations.

Contractual Obligations
      The Company had the following contractual obligations outstanding as of December 31, 2005:

	Total amounts	Less than			After
	committed	1 year	1-3 years	3-5 years	5 years

	(£ million)
Long-term debt	412	2	33	377	—
Operating lease obligations	274	36	56	33	149
Other long-term obligations(i)	82	6	12	8	56
Capital contracts placed	76	76	—	—	—

	844	120	101	418	205

(i)	Other long-term obligations includes credit balances on currency swaps, interest rate swaps, forward contracts and pension obligations.
     The Company may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £134 million. It is the view of the directors that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such guarantees are not expected to result in financial loss to the Group.
      As of December 31, 2005, the Group had outstanding letters of credit of £18 million mainly relating to self-insurance programs.
      The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2005, the Group was a guarantor of loans which could amount to a maximum of £15 million.
      The Group has given warranties in respect of the disposal of certain of its former subsidiaries. The Company believes that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such warranties are not expected to result in financial loss to the Group.

Pension Plan Commitments
      IHG operates two main schemes; the InterContinental Hotels UK Pension Plan, and the US based InterContinental Hotels Pension Plan.
      The InterContinental Hotels UK Pension Plan was established with effect from April 1, 2003. On an IAS 19 “Employee Benefits” basis, at December 31, 2005 the Plan had a deficit of £24 million. The defined benefits section of this Plan is generally closed to new members. In 2006, the Group expects to make projected regular contributions to the UK principal plan of £4 million.
      The US based InterContinental Hotels Pension Plan is closed to new members and pensionable service no longer accrues for current employee members. On an IAS 19 basis, at December 31, 2005 the Plan had a deficit of $71 million.
      The InterContinental Hotels Group will be exposed to the funding risks in relation to the defined benefit sections of the InterContinental Hotels UK Pension Plan and the US based InterContinental Hotels Pension Plan, as explained in “Item 3. Key Information — Risk Factors”.
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
      The directors and officers of InterContinental Hotels Group PLC as at March 17, 2006 are:

		Initially	Date of next
		appointed to	reappointment
Name	Title	the board	by shareholders*

Andrew Cosslett	Director and Chief Executive	2005	2007
Richard Hartman	Director and Managing Director, EMEA	2003	2007
David Kappler(1)	Director and Senior Independent Director	2004	2007
Ralph Kugler(1)	Director	2003	2007
Jennifer Laing(1)	Director	2005	2006
Robert C. Larson(1)	Director	2003	2006
Jonathan Linen(1)	Director	2005	2006
Stevan Porter	Director and President, The Americas	2003	2006
Sir David Prosser(1)	Director	2003	2007
Richard Solomons	Director and Finance Director	2003	2007
Sir Howard Stringer(1)	Director	2003	2007
David Webster	Chairman	2003	2007

(1)	Independent non-executive director.

*	Robert C. Larson, being over the age of 70, is required to retire and stand for re-election at each Annual General Meeting, if he wishes to continue to serve as a director. Sir David Prosser, Sir Howard Stringer and David Webster will be required, under the Company’s articles of association, to stand for re-election at the 2007 Annual General Meeting. Any further reappointments at the 2007 meeting would be on a voluntary basis.

Officers

Name	Title	Initially appointed

Tom Conophy	Executive Vice President and Chief Information Officer	2006
Peter Gowers	Executive Vice President and Chief Marketing Officer	2003
A. Patrick Imbardelli	President, Asia Pacific	2003
Tracy Robbins	Executive Vice President, Human Resources	2005
Richard Winter	Executive Vice President, Corporate Services, Group Company Secretary and General Counsel	2003

Former Directors and Officers
      Jim Larson served as an officer and Executive Vice President, Human Resources from April 2003 until December 2005.

Directors and Officers
     Tom Conophy
      Has over 25 years’ experience in the IT industry, including management and development of new technology solutions within the travel and hospitality business. He joined the Group in February 2006 from

Starwood Hotels & Resorts International where he held the position of Executive Vice President and Chief Technology Officer. Responsible for IT systems and information management throughout the Group. Aged 45.
     Andrew Cosslett
      Appointed Chief Executive in February 2005. He joined the Group from Cadbury Schweppes plc where he was most recently President, Europe, Middle East & Africa. During his career at Cadbury Schweppes he held a variety of senior regional management and marketing roles in the UK and Asia Pacific. He also has over 11 years’ experience in brand marketing with Unilever. He is non-executive Chairman of Duchy Originals Foods Limited. Aged 50.
     Peter Gowers
      Has previous international experience in management consultancy based in London and Singapore. He joined the Group in 1999 and was appointed Executive Vice President, Global Brand Services in January 2003. Appointed Chief Marketing Officer in 2005, now has responsibility for worldwide brand management, reservations, e-commerce, global sales, relationship marketing and loyalty programs. Aged 33.
     Richard Hartman
      Has over 39 years’ experience in the hotel industry including 30 years with Sheraton. He joined the Group in 1999 as Managing Director, Asia Pacific. Subsequently, as Managing Director, Europe, Middle East & Africa, he was appointed an executive director in April 2003. Responsible for the business of all the Hotel brands and properties in the EMEA region. Aged 60.
     A. Patrick Imbardelli
      Has over 24 years’ experience in the hotel industry including 12 years with Southern Pacific Hotels Corporation. He joined the Group in 2000 and was appointed Managing Director, Asia Pacific in January 2003. Responsible for the business of all the Hotel brands and properties in The Asia Pacific Region. Aged 45.
     David Kappler
      Appointed a director and Senior Independent Director in June 2004. He is non-executive Chairman of Premier Foods plc and a non-executive director of Shire plc and HMV Group plc. A qualified accountant and formerly Chief Financial Officer of Cadbury Schweppes plc until April 2004, he also served as a non-executive director of Camelot Group plc. Chairman of the Audit Committee. Aged 58.
     Ralph Kugler
      Appointed a director in April 2003, he is President, Unilever Home and Personal Care, and joined the Boards of Unilever plc and Unilever NV in May 2005. He has held a variety of senior positions globally for Unilever and has experience of regional management in Asia, Latin America and Europe (including as President of Unilever Latin America and, more recently, President of Unilever Europe, Home and Personal Care) with over 25 years’ experience of general management and brand marketing. Aged 50.
     Jennifer Laing
      Appointed a director in August 2005, she is Associate Dean, External Relations at the London Business School. A fellow of the Marketing Society and of the Institute of Practitioners in Advertising, she has over 30 years’ experience in advertising including 16 years with Saatchi & Saatchi, to whom she sold her own agency. She also serves as a non-executive Director of Hudson Highland Group Inc., a US human resources company. Aged 58.

     Robert C Larson
      Appointed a director in April 2003, he is a Managing Director of Lazard Alternative Investments LLC and Chairman of Lazard Frères Real Estate Investors, LLC. He is also Chairman of Larson Realty Group and non-executive Chairman of United Dominion Realty Trust Inc. He served as a non-executive director of Six Continents PLC (formerly Bass PLC) from 1996 until April 2003. Aged 71.
     Jonathan Linen
      Appointed a director in December 2005, he recently retired as Vice Chairman of the American Express Company, having held a range of senior positions including in New Product Development, Marketing and Sales and Travel Services throughout his career of over 35 years with American Express. A Management Development graduate of Harvard Business School, he also serves on the Board and Executive Committees of a number of US Companies and Councils. Aged 62.
     Stevan Porter
      Previously spent 13 years with Hilton Corporation in a variety of senior management positions. He joined the Group in 2001 as Chief Operating Officer, The Americas. Subsequently, as President, The Americas, he was appointed an executive director in April 2003. Responsible for the business of all the Hotel brands and properties in The Americas region. Additionally, he has the role of Global Leader, Franchise Strategy, with responsibility for the development and deployment of best practice in franchising globally. Aged 51.
     Sir David Prosser
      Qualified actuary with over 40 years’ experience in financial services. Appointed a director in April 2003, he was, until December 31, 2005, Group Chief Executive of Legal & General Group Plc. He is a director of the Royal Automobile Club Limited and of Epsom Downs Racecourse Limited. Chairman of the Remuneration Committee. Aged 61.
     Tracy Robbins
      Has over 20 years’ experience in line and HR roles in service industries. She joined the Group in December 2005 from Compass Group PLC, a world leading food service company, where she was Group Human Resources Leadership & Development Director. Previously Group HR Director for Forte Hotels Group. Responsible for global talent management and leadership development, reward strategy and implementation. Aged 42.
     Richard Solomons
      Qualified as a chartered accountant in 1985, followed by seven years in investment banking, based in London and New York. He joined the Group in 1992 and held a variety of senior finance and operational roles. Appointed Finance Director of the Hotels business in October 2002 in anticipation of the Separation of Six Continents PLC in April 2003. Responsible for Group and regional finance, asset management, strategy, investor relations, tax and treasury. Aged 44.
     Sir Howard Stringer
      Has over 35 years’ experience in the media and entertainment industries. He was appointed a director in April 2003. He was appointed Group Chairman and Chief Executive Officer of Sony Corporation in 2005, continuing his distinguished career with Sony since 1997. He served as a non-executive director of Six Continents PLC from 2002 until April 2003. Aged 64.
     David Webster
      Appointed Deputy Chairman and Senior Independent Director of InterContinental Hotels Group on the Separation of Six Continents PLC in April 2003. Appointed non-executive Chairman on January 1, 2004. He is also non-executive Chairman of Makinson Cowell Limited, a capital markets advisory firm. He was formerly Chairman of Safeway plc and a non-executive director of Reed Elsevier PLC. Chairman of the Nomination Committee. Aged 61.
     Richard Winter
      Lawyer, qualified in 1973 and has over 20 years’ commercial law experience in private practice. He joined the Group in 1994 as Director of Group Legal and was appointed Company Secretary in 2000. Now responsible for corporate governance, risk management, internal audit, data privacy, company secretariat, group legal matters and corporate social responsibility. Aged 57.
COMPENSATION
      In fiscal 2005, the aggregate compensation (including pension contributions, bonus and awards under the long term incentive plans) of the directors and officers of the Company was £14.4 million. The aggregate amount set aside or accrued by the Company in fiscal 2005 to provide pension retirement or similar benefits for those individuals was £287,187. An amount of £6.9 million was charged in fiscal 2005 in respect of bonuses payable to them under performance related cash bonus schemes and long term incentive plans.
      Note 3 of Notes to the Financial Statements sets out the individual compensation of the directors. The following are details of the Company’s principal share schemes, in which the directors of the Company participated during the period.

Share Plans
      Under the terms of the Separation of Six Continents PLC in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents options for equivalent value new options over IHG PLC shares. During fiscal 2005, 4,138,482 such options were exercised, leaving a total of 7,909,002 such options outstanding at prices ranging from 308.48p to 593.29p.

Executive Share Option Plan
      The Remuneration Committee, consisting solely of independent non-executive directors, may select employees within the Group, including executive directors, of the Company, to receive a grant of options to acquire ordinary shares in the Company. Under the terms of the Plan the option price may not be less than the market value of an ordinary share, or the nominal value if higher. The market value is either the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. The international schedule to the share plan extends it to executives outside the United Kingdom. Grants of options under the Executive Share Option Plan have normally been made annually and except in exceptional circumstances, have not, in any year, exceeded three times annual salary for executive directors. A performance condition must be met before options can be exercised. The performance condition is set by the Remuneration Committee.
      In April 2005, options were granted to 58 employees over 2,104,570 IHG shares at 619.83p per share. For options granted in 2005, the Company’s adjusted earnings per share over the three-year performance period ending December 31, 2007 must increase by at least nine percentage points over the increase in the UK Retail Prices Index for the same period for any of the award to vest. Options granted in 2005 are exercisable between 2008 and 2015, subject to the achievement of the performance condition.
      Following a full review of incentive arrangements, the Remuneration Committee has concluded that share options are not the most effective incentive for the foreseeable future and therefore no further grants of options will be made. However, the Committee believes that share ownership by executive directors and senior executives strengthens the link between the individual’s personal interest and that of the shareholders.
      As of March 17, 2006, options over 22,459,267 IHG PLC shares were outstanding under the Executive Share Option Plan.

Short Term Deferred Incentive Plan
      The IHG Short Term Deferred Incentive Plan (the “STDIP”) enables eligible employees, including executive directors, to receive all or part of their bonus in the form of IHG PLC shares on a deferred basis. Matching shares may also be awarded up to 0.5 times the deferred amount. The bonus and matching shares are deferred and will normally be released at the end of each of the three years following deferral. Participation in the STDIP is at the discretion of the IHG PLC directors. The number of shares is calculated by dividing a specific percentage of the participant’s salary by the average share price for a period of days prior to the date on which the shares are granted. As of March 17, 2006, there were 1,157,708 IHG PLC shares over which conditional rights had been awarded to participants under the Plan.

Performance Restricted Share Plan
      The Performance Restricted Share Plan allows executive directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times annual salary for executive directors. In determining the level of awards within this maximum limit, the Committee takes into account the level of Executive Share Options already granted to the same person. The grant of awards is restricted so that in each year the aggregate of (i) 20% of the market value of the executive share options and (ii) 33% of the market value of performance restricted shares, will not exceed 130% of annual salary, taking the market value in each case as at the date of grant. As of March 17, 2006 there were 7,373,799 IHG PLC shares over which conditional rights had been awarded to employees under the Plan. The Plan provides for the grant of “nil cost options” to participants as an alternative to share awards. As of March 17, 2006, no such nil cost options had been granted.

Sharesave Plan
      The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a Savings Institution for 3 or 5 years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including executive directors) employed by participating Group companies provided they have been employed for at least one year. The Plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares immediately before invitations go out. As of March 17, 2006, options over 725,292 IHG PLC shares were outstanding under the Sharesave Plan at a subscription price of 420.5p, exercisable up to the year 2009.

Options and Ordinary Shares held by Directors
      Details of the directors’ interests in the Company’s shares are set out on page 68 and in Note 3 of the Notes to the Financial Statements.
BOARD PRACTICES

Contracts of Service
      The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months.
      Richard Hartman, Stevan Porter and Richard Solomons have service agreements with a notice period of 12 months. Andrew Cosslett entered into a service agreement with an initial notice period of 24 months, reducing month by month to 12 months of service. As at the date of this report, Andrew Cosslett’s notice period is 12 months. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial period reducing to 12 months may be useful.

      David Webster ceased to act in his temporary capacity as interim Chief Executive following the appointment of Andrew Cosslett as Chief Executive on February 3, 2005. David Webster’s appointment as non-executive Chairman, effective from January 1, 2004, is subject to six months’ notice.
      Non-executive directors, Ralph Kugler, Robert C. Larson, Sir David Prosser and Sir Howard Stringer signed letters of appointment effective from the listing of IHG PLC in April 2003. These were renewed, effective from completion of the capital reorganisation of the Group and the listing of new IHG PLC shares on June 27, 2005. David Kappler signed a letter of appointment effective from his date of original appointment to the Board on June 21, 2004. This was also renewed, effective from June 27, 2005. Jennifer Laing and Jonathan Linen signed letters of appointment effective from their appointment dates, respectively August 25, 2005 and December 1, 2005.
      All non-executive directors’ appointments, with the exception of the Chairman, are subject to three months’ notice.

Directors’ Contracts

	Contract	Unexpired term/
Directors	effective date	notice period

Andrew Cosslett	2.3.05	12 months
Richard Hartman	4.15.03	12 months
Stevan Porter	4.15.03	12 months
Richard Solomons	4.15.03	12 months

      Each of the executive directors signed a letter of appointment, effective from completion of the capital reorganization of the Group and the listing of new IHG PLC shares on June 27, 2005. The terms of each appointment were as set out in each executive director’s original service agreement.
      See Note 3 of the Notes to the Financial Statements for details of directors’ service contracts.

Payments on Termination
      No provisions for compensation for termination following change of control, or for liquidated damages of any kind, are included in the current directors’ contracts. In the event of any early termination of an executive director’s contract the policy is to seek to minimize any liability.
      Upon retirement, and under certain other specified circumstances on termination of his employment, a director will become eligible to receive benefit from his participation in a Company pension plan. See Note 3 of Notes to the Financial Statements for details of directors’ pension entitlements at December 31, 2005.
     Committees
      Each Committee of the Board has written terms of reference which have been approved by the Board.
     Executive Committee
      The Executive Committee is chaired by the Chief Executive. It consists of the executive directors and senior executives from the Group and the regions and usually meets monthly. Its role is to consider and manage a range of important strategic and business issues facing the Group. It is responsible for monitoring the performance of the regional Hotels businesses and, until its flotation as an independent company in December 2005, the Britvic business. It is authorised to approve capital and revenue investment within levels agreed by the Board. It reviews and recommends to the Board the most significant investment proposals.
     Audit Committee
      The Audit Committee is chaired by David Kappler who has significant recent and relevant financial experience and is the Committee’s financial expert. During 2005, the other Audit Committee members were

Sir David Prosser, Ralph Kugler and, from August 25, 2005, Jennifer Laing. All Audit Committee members are independent. The Audit Committee is scheduled to meet at least four times a year. All Audit Committee members attended every meeting.
      The Audit Committee’s principal responsibilities are as follows:

•	review the Group’s public statements on internal control and corporate governance compliance prior to their consideration by the Board;

•	review the Group’s processes for detecting and addressing fraud, misconduct and control weaknesses and to consider the response to any such occurrence, including overseeing the process enabling the anonymous submission of concerns;

•	review reports from management, internal audit and external audit concerning the effectiveness of internal control, financial reporting and risk management processes;

•	review with management and the external auditor any financial statements required under UK or US legislation before submission to the Board;

•	establish, review and maintain the role and effectiveness of the Internal Audit function, including overseeing the appointment of the Head of Internal Audit;

•	assuming responsibility for the appointment, compensation, dismissal and the oversight of the external auditor, including review of the external audit, its cost and effectiveness;

•	pre-approve non-audit work to be carried out by the external auditor and the fees to be paid for that work along with the monitoring of the external auditor’s independence; and

•	adopt and oversee a specific Code of Ethics for the senior financial officers, which is consistent with the Group’s overall Guidelines for Proper Business Conduct.
      The Audit Committee discharges its responsibilities through a series of meetings throughout the year at which detailed reports are presented for review. The Audit Committee commissions reports, either from external advisers, the Head of Internal Audit, or Group management, after consideration of the major risks to the Group or in response to developing issues. The external auditor attends meetings of the Audit Committee as does the Head of Internal Audit, both of whom have the opportunity to meet privately with the Audit Committee, in the absence of Group management, at the conclusion of each meeting. All proposals for the provision of non-audit services by the external auditor are pre-approved by the Audit Committee or its delegated member, the overriding consideration being to ensure that the provision of non-audit services does not impact the external auditor’s independence and objectivity.
     Remuneration Committee
      The Remuneration Committee, chaired by Sir David Prosser, also comprises the following non-executive directors: David Kappler, Robert C Larson, Jonathan Linen and Sir Howard Stringer. It meets at least three times a year. The Committee advises the Board on overall remuneration policy. The Remuneration Committee also determines, on behalf of the Board, and with the benefit of advice from external consultants and members of the Human Resources department, the remuneration packages of the executive directors and other members of the Executive Committee. No member of the Committee has any personal financial interest, other than as a shareholder, in the matters to be decided by the Committee.
     Nomination Committee
      The Nomination Committee’s quorum comprises any three non-executive directors although, where possible, all non-executive directors are present. It is chaired by the Chairman of the Company. The Nomination Committee is responsible for nominating, for the approval of the Board, candidates for appointment to the Board, and also for succession planning. The Nomination Committee generally engages external consultants to advise on candidates for Board appointments, and did so in connection with the appointments of Jennifer Laing and Jonathan Linen. Candidate profiles and objective selection criteria were prepared in advance of these engagements. The Committee also assists the Board in identifying and developing the role of the Senior Independent Director.

     Disclosure Committee
      The Disclosure Committee, chaired by the Group’s Financial Controller and comprising of the Company Secretary and other senior executives, reports to the Chief Executive, the Finance Director, and to the Audit Committee. Its duties include ensuring that information required to be disclosed in reports pursuant to UK and US accounting, statutory or listing requirements, fairly represent the Group’s position in all material respects.
     General Purposes Committee
      The General Purposes Committee comprises any two executive directors or any one executive director together with a senior officer from an agreed and restricted list of senior executives. It is always chaired by a director. It attends to business of a routine nature and to the administration of matters on an ad hoc basis, the principles of which have been agreed previously by the Board or an appropriate Committee.
      A description of the significant ways in which the Company’s actual corporate governance practices differ from the New York Stock Exchange corporate governance requirements followed by U.S. companies can be found on the Company’s website at www.ihgplc.com.
EMPLOYEES
      The Group employed an average of 21,986 people worldwide in the year ended December 31, 2005. Of these, approximately 95% were employed on a full-time basis and 5% were employed on a part-time basis.
      The table below analyzes the distribution of the average number of employees for the last three fiscal periods by division and by geographic region.

		Rest of Europe,
		the Middle East
	United Kingdom	and Africa	United States	Asia Pacific	Total

2005:
Hotels	4,610	6,145	6,329	1,911	18,995
Soft Drinks(i)	2,991	—	—	—	2,991

InterContinental Hotels Group	7,601	6,145	6,329	1,911	21,986

2004:
Hotels	9,676	6,601	8,241	2,317	26,835
Soft Drinks(i)	2,824	—	—	—	2,824

InterContinental Hotels Group	12,500	6,601	8,241	2,317	29,659

2003:
Hotels	11,174	5,585	5,704	4,648	27,111
Soft Drinks	2,698	—	—	—	2,698

InterContinental Hotels Group	13,872	5,585	5,704	4,648	29,809
Discontinued operations	15,014	—	—	—	15,014

	28,886	5,585	5,704	4,648	44,823

(i)	With effect from December 14, 2005, the Group no longer employed any individuals in the Soft Drinks Sector.
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
      In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. At December 31, 2005, the minimum wage for individuals between 18 and under the age of 22 was £4.25 per hour and £5.05 per hour for individuals age 22 and above. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.
      Less than 5% of the Group’s UK employees are covered by collective bargaining agreements with trade unions.
      Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.
SHARE OWNERSHIP
      The interests of the directors and officers of the Company at March 17, 2006 were as follows:

	Ordinary shares
	of 10 pence

Directors
Andrew Cosslett	94,741
Richard Hartman	183,682
David Kappler	1,908
Ralph Kugler	654
Jennifer Laing	—
Robert C. Larson	7,857	(1)
Jonathan Linen	10,000	(1)
Stevan Porter	175,834
Sir David Prosser	3,273
Richard Solomons	164,005
Sir Howard Stringer	5,548
David Webster	31,823

Officers
Tom Conophy	85,846
Peter Gowers	70,660
A. Patrick Imbardelli	137,783
Tracy Robbins	15,470
Richard Winter	83,378

(1)	Held in the form of American Depositary Receipts
     The above shareholdings are all beneficial interests and include shares held for the benefit of directors and officers by trustees of the Company’s Executive Share Ownership Trust. The percentage of ordinary share capital owned by each of the directors is negligible.
      On March 17, 2006, the executive directors’ technical interest in unallocated IHG PLC ordinary shares held by the Trustees of the Employee Share Ownership Trust was 2,280,531 shares.
      The directors’ interests in options to subscribe for shares in InterContinental Hotels Group PLC as at December 31, 2005 are set out in Note 3 of Notes to the Financial Statements.
      The directors do not have different voting rights from other shareholders of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
      As far as is known to management, IHG PLC is not directly or indirectly owned or controlled by another corporation or by any government. Under the provisions of Section 198 of the Companies Act, the Company has been advised of the following interests in its shares, being greater than 3% of its issued share capital as at March 17, 2006:

	March 2006				April 2005				April 2004

	Number of		Percent		Number of		Percent		Number of		Percent
Identity of person or group	shares/ADSs		of class		shares/ADSs		of class		shares/ADSs		of class

Lloyds TSB Group Plc	19,534,651		4.51%		26,773,575		4.44%			(1)		(1)
Legal & General Group Plc	13,753,588		3.17%		24,233,225		4.02%		29,924,045		4.10%
Barclays PLC		(1)		(1)	20,246,584		3.36%			(1)		(1)
AXA SA		(1)		(1)	18,121,201		3.00%			(1)		(1)
Dodge & Cox Funds		(1)		(1)		(1)		(1)	25,106,594		3.40%

(1)	No notification of an above 3% shareholding received.
     The Company’s major shareholders do not have different voting rights from other shareholders of the Company. The Company does not know of any arrangements the operation of which may result in a change in its control.
      As of March 17, 2006, 20,478,463 ADSs equivalent to 20,478,463 ordinary shares, or approximately 4.5% of the total ordinary shares in issue, were outstanding and were held by 1,181 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.
      As of March 17, 2006, there were a total of 75,331 record holders of ordinary shares, of whom 206 had registered addresses in the United States and held a total of 144,752 ordinary shares (0.03% of the total issued).
RELATED PARTY TRANSACTIONS
      The Company has not entered into any related party transactions or loans for the period beginning January 1, 2005 up to March 17, 2006.

ITEM 8.	FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements
      See “Item 18. Financial Statements”.

Legal Proceedings
      Group companies have extensive operations in the United Kingdom, as well as internationally, and are involved in a number of legal and arbitration proceedings incidental to those operations. It is the Company’s view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability.

Dividends
      See “Item 3. Key Information — Dividends”.
SIGNIFICANT CHANGES
      None.

ITEM 9.	THE OFFER AND LISTING
      The principal trading market for the Company’s ordinary shares is the London Stock Exchange on which Six Continents shares were traded since its incorporation in 1967 until Separation in 2003 and on which InterContinental Hotels Group shares have been traded since Separation. The ordinary shares are also listed on the New York Stock Exchange trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. InterContinental Hotels Group has a sponsored ADR facility with JPMorgan Chase Bank, N.A. as Depositary.
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

	£ per
	ordinary share		$ per ADS

Year ended September 30	High	Low	High	Low

2001	8.02	5.49	12.00	7.75
2002	7.83	5.41	11.73	7.49

	£ per
	ordinary share		$ per ADS

15 months ended December 31	High	Low	High	Low

2003 — October 1 to April 11 Six Continents	6.35	4.61	10.08	7.49
2003 — April 15 to December 31 IHG	5.55	3.38	9.82	5.26
Year ended December 31

2004	6.91	4.79	13.09	8.70
2005	8.42	6.12	14.53	11.49

	£ per
	ordinary share		$ per ADS

Year ended December 31	High	Low	High	Low

2004
First quarter	5.75	4.79	10.80	8.90
Second quarter	5.82	4.87	10.78	8.70
Third quarter	6.49	5.37	11.82	9.88
Fourth quarter	6.91	6.45	13.09	11.80
2005
First quarter	6.97	6.17	13.06	11.65
Second quarter	7.06	6.12	12.99	11.49
Third quarter	7.57	7.01	13.81	12.44
Fourth quarter	8.42	6.88	14.53	12.04
2006
First quarter (through March 17, 2006)	9.01	8.07	15.83	14.40

	£ per
	ordinary share		$ per ADS

Month ended	High	Low	High	Low

September 2005	7.50	7.06	13.76	12.53
October 2005	7.25	6.88	12.79	12.04
November 2005	8.00	7.20	13.76	12.67
December 2005	8.42	7.90	14.53	13.77
January 2006	8.66	8.07	15.39	14.40
February 2006	8.88	8.51	15.57	14.79
March 2006 (through to March 17, 2006)	9.01	8.31	15.83	14.40
      Fluctuations in the exchange rates between pounds sterling and the US dollar will affect the dollar equivalent of the pounds sterling price of the ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of ADSs.
PLAN OF DISTRIBUTION
      Not applicable.
SELLING SHAREHOLDERS
      Not applicable.
DILUTION
      Not applicable.
EXPENSES OF THE ISSUE
      Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
      The following summarizes material rights of holders of the Company’s ordinary shares under the material provisions of the Company’s memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s memorandum and articles of association. The Company’s memorandum and articles of association were filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 1-10409) filed with the SEC on June 27, 2005.
      The Company’s shares may be held in certificated or uncertificated form. No holder of the Company’s shares will be required to make additional contributions of capital in respect of the Company’s shares in the future.
      In the following description, a “shareholder” is the person registered in the Company’s register of members as the holder of the relevant share.
     Principal Objects
      The Company is incorporated under the name InterContinental Hotels Group PLC and is registered in England and Wales with registered number 5134420. The Company’s memorandum of association provides that its objects include to acquire certain predecessor companies and carry on business as an investment holding company, licensed victuallers, to deal in commodities, to acquire and operate breweries, hotels and restaurants, as well as to carry on any other business which the Company may judge capable of enhancing the value of the Company’s property or rights. The memorandum grants to the Company a range of corporate capabilities to effect these objects.

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
     Voting Rights
      Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every 10 pence in nominal amount of the shares held by that shareholder. A poll may be demanded by any of the following:

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
      Each Director shall retire every three years in Annual General Meeting and unless otherwise decided by the Directors, shall be eligible for re-election. Any director attaining 70 years of age shall retire at the next Annual General Meeting. Such a director may be re-elected but shall retire every year (and be eligible for re-election) at the next, and all subsequent, Annual General Meetings.
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

IHG Facility Agreement
      On November 9, 2004, InterContinental Hotels Limited signed a five year £1,600 million bank facility agreement (the “IHG Facility Agreement”) with The Bank of Tokyo-Mitsubishi, Ltd., Barclays Capital, Citigroup Global Markets Limited, HSBC Bank plc, J.P. Morgan plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, SG Corporate & Investment Banking (the corporate and investment banking division of Société Generale) and WestLB AG, London Branch, all acting as mandated lead arrangers and underwriters and HSBC Bank plc as agent bank.
      The facility was split into a £1.1 billion five year revolving credit facility and a £500 million 364 day revolving credit facility. The latter was canceled in November 2005.
      The interest margin payable on borrowings under the IHG Facility Agreement is linked to IHG’s consolidated net debt to consolidated EBITDA ratio; initially the margin was set at LIBOR + 0.375% p.a. The margin can vary between LIBOR + 0.325% and LIBOR + 0.60% depending on the level of the ratio.
      As part of this refinancing the Group repurchased its euro and sterling denominated bonds. The Group’s new parent company InterContinental Hotels Group PLC, acceded to the IHG Facility Agreement in July 2005, following the capital restructuring described in Item 4.

Disposal to Hospitality Properties Trust
      On December 17, 2004, BHR Texas L.P., InterContinental Hotels Group Resources, Inc., Crowne Plaza LAX, LLC, Crowne Plaza Hilton Head Holding Company, Holiday Pacific Partners Limited Partnership, 220 Bloor Street Hotel Inc. and Staybridge Markham, Inc. (together, the “Vendors”) entered into a Purchase and Sale Agreement (as amended and restated on February 9, 2005) with HPT IHG — 2 Properties Trust (“HPT IHG-2”), pursuant to which HPT IHG-2 purchased from the Vendors 12 hotels situated in the United States and Canada. On the same date, Six Continents International Holdings B.V. (“SIH”), entered into a Stock Purchase Agreement (as amended and restated on February 9, 2005) with HPT IHG-2, pursuant to which HPT IHG-2 purchased from SIH all of the shares in Crowne Plaza (Puerto Rico) Inc., which is the owner of a hotel in Puerto Rico. The total consideration payable by HPT IHG-2 for the sales amounted to US$425 million, before transaction costs, equivalent to net book value (of which US$395 million was received upon the main completion of the sale on February 16, 2005, with the remaining US$30 million received upon the completion of the sale of the InterContinental Hotel in Austin, on June 1, 2005). The Group continues to manage the hotels.
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

UK Hotels Disposal
      A Share Purchase Agreement (the “SPA”) was entered into on March 10, 2005 between Six Continents, IHC London (Holdings) Limited (“IHC Holdings”) and LRG Acquisition and LRG Holdings Limited (“LRG”). Pursuant to the SPA, Six Continents and IHC Holdings (the “Sellers”) agreed to sell all of the issued ordinary share capital of Six Continents Hotels & Holidays Limited, Holiday Inn Limited, NAS Cobalt No. 2 Limited and London Forum Hotel Limited respectively (together, the “LRG Shares”) to LRG and to transfer to LRG certain contractual rights to the extent they related to the hotels LRG indirectly acquired under the SPA (the “LRG Hotels”) and which remained to be completed or performed, or remained in force, after completion of the sale of the LRG Shares to LRG.
      The agreed sale price for the LRG Shares was £1 billion. Receipt of £40 million of the total proceeds has been deferred, contingent upon certain pre-agreed performance targets being reached. Following completion, the Group continues to manage the LRG Hotels.
      Under the SPA, the Sellers gave certain warranties in relation to the assets disposed of and LRG gave certain warranties in relation to its authority to enter into the SPA and its capacity to perform its obligations under the SPA. Certain indemnities were also given by the Sellers.
     Australasian Hotels Disposals
      On September 1, 2005, Holiday Inn Holdings (Australia) Pty Limited, SPHC Group Pty Limited and HIA(T) Pty Limited (for the Australian assets) and Hale International Limited (for the New Zealand asset), all three of which are members of the Group, (“IHG”) entered into two sale and purchase agreements with HANZ (Australia) Pty Limited (for the Australian assets) and HANZ Holdings (New Zealand) Limited (for the New Zealand asset), both companies being subsidiaries of the Hotel Alternative (Australia and New Zealand) Private Syndicate managed by Eureka Funds Management Limited (“Eureka”) pursuant to which Eureka purchased from IHG nine hotels situated in Australia and New Zealand for AUS$390 million in cash (before transaction costs) which is AUS$75 million above the net book value of AUS$315 million. IHG has given to Eureka normal warranties in relation to the hotels and an indemnity for pre-completion tax liabilities. The transaction completed on October 31, 2005.
      The Group will continue to manage the hotels for Eureka under ten year management contracts entered into at the time of the transaction, with an option to extend for ten further years at the Group’s discretion.
     Britvic Underwriting Agreement
      An Underwriting Agreement was entered into on November 25, 2005 between, inter alia, Britvic, IHG in its capacity as a selling shareholder, the directors of Britvic, Citigroup and Deutsche Bank AG (as joint sponsors) and Citigroup, Deutsche Bank AG, Lehman Brothers International (Europe) and Merrill Lynch International (as joint Underwriters). This sets out the mechanics for the Britvic initial public offering and includes customary termination rights. Britvic has given customary warranties, indemnities and undertakings in the context of an agreement of this sort. IHG has also given customary warranties and indemnities in its capacity as a selling shareholder. Under this agreement, each of the selling shareholders will pay a commission equal to 2% of the offer price multiplied by the number of shares to be sold by that selling shareholder to the joint Underwriters. A further commission of up to 1% may be payable at each selling shareholder’s discretion.

     Disposal to Westbridge
      On March 10, 2006 a Sale and Purchase Agreement (“SPA”) was entered into between BHR Luxembourg S.a.r.l. and other wholly owned subsidiaries of IHG as sellers (BHR Luxembourg S.a.r.l. being the principal seller) and Cooperatie Westbridge Europe I U.A. as purchaser and Westbridge Hospitality Fund L.P. as the purchaser’s guarantor. Under the SPA the sellers have agreed to sell 24 hotels situated across Europe in France, Germany, Belgium, the Netherlands, Austria, Italy and Spain. The sale of four hotels is by way of asset transfer, with the remaining 20 hotels being sold through a sale of the shares in the relevant IHG subsidiaries.
      The agreed sale price is €352 million. IHG’s share of the proceeds is €345.2 million (before transaction costs), in cash and the assumption of debt, and the balance of € 6.8 million relates to third-party minority interests.
      Completion is subject only to clearance by the German Federal Cartel Office (“Bundeskarlellamt”) and is expected to take place at the end of April 2006.
      Upon completion the hotels will continue to be operated by the purchaser under the same IHG brands under 15 year franchise agreements.
      Under the SPA the sellers gave certain customary warranties and indemnities to the purchaser.
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
TAXATION
      This section provides a summary of the material US federal income tax and UK tax consequences to US holders, as defined below, of owning and disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds ordinary shares or ADSs as capital assets. This section does not, however, discuss the tax consequences of members of special classes of holders subject to special rules, such as

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.
and holders that, directly or indirectly, hold 10% or more of the Company’s voting stock. This section does not generally deal with the position of a US holder who is resident or ordinarily resident in the United Kingdom for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the United Kingdom.
      A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the US, (ii) a US domestic corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and published practice of the UK Inland Revenue, all as currently in effect, and on the current Double Taxation Convention between the United States and the United Kingdom (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.
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
      The US Treasury has previously expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADRs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, for qualified dividend income. Accordingly, the analysis of the availability of the reduced rate of tax for qualified dividend income described below could be affected by actions taken by parties to whom the ADRs are pre-released.
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

United States Federal Income Taxation
      Subject to the passive foreign investment company (“PFIC”) rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%. The Company expects that dividends paid by the Company with respect to the shares or ADSs will constitute qualified dividend income. U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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
      The amount of any dividend paid in pounds will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/ US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the United States.
      Distributions in excess of the Company’s current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because the Company has not historically maintained, and does not currently maintain, books in accordance with US tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company’s current or accumulated earnings and profits as computed for US federal income tax purposes. As a result, the Company expects that amounts distributed will be reported to the Internal Revenue Service as dividends.

Taxation of Capital Gains

United Kingdom Taxation
      A US holder who is not resident or ordinarily resident for United Kingdom tax purposes in the United Kingdom will not generally be liable for UK taxation on capital gains realized or accrued on the sale or other disposal of ADSs or ordinary shares unless, at the time of the sale or other disposal, the US holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and such ADSs or ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation.
      A US holder of ADSs or ordinary shares who is an individual and who, broadly, has temporarily ceased to be resident or ordinarily resident in the UK or has become temporarily treated non-resident for UK tax purposes for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may, for the year of assessment when that individual becomes resident again in the UK, also be liable to UK tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that such US holder was not resident or ordinarily resident in the United Kingdom at the time of the sale or other disposal. As described below, a US holder will be liable to US federal income tax on such gains.

United States Federal Income Taxation
      Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of shares or ADSs will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in the shares or ADSs. Generally, capital gain of a non-corporate US holder that is recognized in tax years beginning before January 1, 2009 is taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

PFIC Rules
      The Company believes that the Company shares and ADSs will not be treated as stock of a PFIC for US federal income tax purposes for its 2005 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Company shares or ADSs, gain realized on the sale or other disposition of Company shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the Company shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the Company shares or ADSs (generally, the excess of any distribution received on the Company shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” received by certain non-corporate US holders would not apply.

Additional Tax Considerations

United Kingdom Inheritance Tax
      An individual who is domiciled in the United States (for the purposes of the Estate and Gift Tax Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax in respect of ADSs on the individual’s death or on a transfer of the ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for either a credit against US federal tax liabilities for UK inheritance tax paid or for a credit against UK inheritance tax liabilities for US federal tax paid, as the case may be.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)
      The transfer of ordinary shares will generally be liable to stamp duty at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional agreement to transfer ordinary shares will generally be subject to SDRT at 0.5% of the agreed consideration. However, if within the period of six years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement and duly stamped, any liability to SDRT will usually be repaid, if already paid, or canceled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.
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

DOCUMENTS ON DISPLAY
      It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings since May 22, 2002 are also publicly available through the SEC’s website located at http://www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange and Interest Rate Risk, and Financial Instruments
      The Group’s treasury policy is to manage the financial risks that arise in relation to the underlying business needs. The activities of the treasury function are carried out in accordance with board approved policies and are subject to regular internal audit. The treasury function does not operate as a profit center. Treasury activities include money market investments, spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options, and forward rate agreements.
      One of the primary objectives of the Group’s treasury risk management policy is to mitigate the adverse impact of movements in interest rates and foreign exchange rates.
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
      At December 31, 2005, 36% of borrowings in major currencies were at fixed rates and 64% were at variable rates. Based on the December 31, 2005 net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the annual interest charge by approximately £1 million whilst a similar rise in euro interest rates would increase the annual interest charge by approximately £4 million.
      At December 31, 2004 27% of borrowings in major currencies were at fixed rates and 73% were at variable rates. Based on the period end net debt position, and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates or a similar rise in euro rates would increase the annual interest charge by approximately £2 million and £6 million respectively.
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

At December 31, 2005

	Expected to mature before December 31,

	2006	2007	2008	2009	2010	Thereafter	Total	Fair value(i)

	(£ million, except percentages)
Long-Term Debt:
Fixed Rate (US dollar)	—	—	—	—	—	—	—	—
Average dollar interest rate	—	—	—	—	—	—	—	—
Fixed Rate (£)	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Fixed Rate (euro)	0.4	27.9	—	—	—	—	28.3	29.5
Average interest rate	7.8%	7.0%	—	—	—	—	7.0%	—
Variable Rate (various currencies)	1.3	5.3	—	377.4	—	—	384.0	384.0
Average interest rate	2.9%	2.9%	—	4.0%	—	—	3.9%	—

	Expected to mature before December 31,

	2006	2007	2008	2009	2010	Thereafter	Total	Fair value(i)

	(local currency million, except percentages)
Interest Rate Swaps and Forward rate agreements:
Principal (US dollar)	200	—	—	—	—	—	200	(4)
Fixed rate payable	4.5%	—	—	—	—	—	4.5%	—
Variable rate receivable	4.3%	—	—	—	—	—	4.3%	—
Principal (euro)	160	—	—	—	—	—	160	(1)
Fixed rate payable	2.1%	—	—	—	—	—	2.1%	—
Variable rate receivable	2.5%	—	—	—	—	—	2.5%	—

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.

Exchange Risk Sensitivity
      The following information provides details of the Group’s derivative and other financial instruments by currency presented in sterling equivalents. The tables above provide details of non-sterling denominated long-term debt obligations which are subject to foreign currency exchange rates movements while the table below presents amounts and weighted average rates of foreign currency forward exchange contracts held at December 31, 2005. All forward exchange agreements mature within one year.

At December 31, 2005

	Receive for $

		Average
	Contract	contractual
	amount	exchange rate

	(£ million)
Sterling	17.4	1.72

Fair value of forward contracts	0.0

      As part of the strategy to provide a currency hedge against currency net assets, the Group enters into currency swap agreements. A swap agreement has the effect of depositing cash surplus to immediate requirements and borrowing currencies which are required.

      The Group had the following currency swap agreements at December 31, 2005:

	Deposited	Borrowed
	2005	2005

	(million)
Sterling to US dollar	£ 58	$100
Sterling to euro	£304	€450

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      None.

ITEM 15.	CONTROLS AND PROCEDURES
      As at the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(e)). These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the specified periods. Based on that evaluation, the Chief Executive and Finance Director concluded that the Company’s controls and procedures were effective.
      There have been no significant changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16.	[RESERVED]
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
      The Senior Independent Director David Kappler, who has significant recent and relevant financial experience is the “Audit Committee Financial Expert” as defined under the regulations of the US Securities and Exchange Commission. David Kappler is independent as that term is defined under the listing Standards of the NYSE.
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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
      Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Audit fees	3.9	3.8
Audit related fees	2.7	1.6
Tax fees	0.6	0.5

Total	7.2	5.9

      Non-audit fees payable for UK services were £2.1 million (2004 £1.1 million).
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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
			(c) Total number	number (or
			of shares (or	approximate dollar
		(b) Average	units) purchased	value) of shares (or
	(a) Total number	price paid	as part of publicly	units) that may yet be
	of shares (or	per share	announced plans	purchased under the
Period of fiscal year	units) purchased	(or unit)	or programs	plans or programs

Month 1 (01.01.05 - 01.10.05)	1,750,000	6.46	1,750,000	89,689,655
Month 2 (no purchases in this month)	n/a		n/a
Month 3	8,735,000	6.33	8,735,000	80,954,655
Month 4 (04.01.05 - 04.26.05)	8,975,000	6.26	8,975,000	71,979,655
Month 5 (no purchases in this month)	n/a		n/a
Month 6 (06.01.05 - 06.30.05)	10	6.96	10	90,349,451
Month 7 (no purchases in this month)	n/a		n/a
Month 8 (no purchases in this month)	n/a		n/a
Month 9 (09.08.05 – 09.30.05)	3,270,000	7.20	3,270,000	87,079,451
Month 10 (10.01.05 – 10.24.05)	3,650,000	7.03	3,650,000	83,429,451
Month 11 (11.22.05 – 11.30.05)	550,000	7.88	550,000	82,879,451
Month 12 (12.01.05 – 12.31.05)	3,670,000	7.99	3,670,000	79,209,451

Total	30,600,010		30,600,010

      The share buyback program was initially announced on March 11, 2004 with the intention to repurchase £250m worth of shares (US$456,525,000). This program was completed on December 20, 2004.
      On September 9, 2004, the Company announced a further £250 million share repurchase program. By December 31, 2005 a further 31.4 million shares had been repurchased at an average price per share of 672 pence (total approximately GBP£211 million). By March 17, 2006 a total of 33.95 million shares had been repurchased under the second repurchase program at an average price per share of 686 pence per share (approximately £233 million).
      During fiscal 2005, 3,489,677 ordinary shares were purchased by the Company’s Employee Share Ownership Trust at prices ranging from 625 pence to 824 pence per share, for the purpose of satisfying future share awards to employees.
PART III

ITEM 17.	FINANCIAL STATEMENTS
      Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
      The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS
      The following exhibits, other than Exhibits 13.1 and 13.2, are filed as part of this Annual Report:

Exhibit 1	Memorandum and Articles of Association of IHG (incorporated by reference to Exhibit 4 of InterContinental Hotels Group’s Registration Statement on S-8 (File No. 333-126139) filed with the SEC on June 27, 2005)

Exhibit 2(b)(i)	Instruments defining the Rights of Holders of Long-Term Debt: The total amount of long-term debt securities of the Group authorized under any individual instrument, other than the “Amended and Restated Trust Deed” dated September 21, 2000 relating to the Company’s €2000 million Debt Issuance Program originally constituted on October 9, 1998 (incorporated by reference to Exhibit 2 of Six Continents PLC’s Annual Report on Form 20-F (File No. 1-10409), dated December 20, 2001), and the “Trust Deed” dated September 24, 2003 relating to the Company’s € 1,000 million Debt Issuance Program and filed as Exhibit 2(b)(i) hereto does not exceed 10% of the total assets of the Group on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request

Exhibit 4(a)(i)	£1,600 million Facility Agreement dated November 9, 2004 among Bank of Tokyo-Mitsubishi, Ltd., Barclays Capital, Citigroup Global Markets Limited, HSBC Bank plc, JP Morgan plc, Lloyds Bank plc, The Royal Bank of Scotland plc, SG Corporate & Investment Banking and West LB AG (incorporated by reference to Exhibit 4(ii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No 1-10409) dated May 3, 2005)

Exhibit 4(b)(i)	Purchase and Sale Agreement dated July 1, 2003 between InterContinental Hotels Group Resources Inc and HPT (incorporated by reference to Exhibit 4(b)(i) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(b)(ii)	Amended and Restated Purchase and Sale Agreement dated February 9, 2005 among BHR Texas L.P., InterContinental Hotels Group Resources Inc, Crowne Plaza LAX, LLC, Crowne Plaza Hilton Head Holding Company, Holiday Pacific Partners Limited Partnership, Staybridge Markham and HPT (incorporated by reference to Exhibit 4(b)(ii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(b)(iii)	Amended and Restated Stock Purchase Agreement dated February 9, 2005 between Six Continents International Holdings, B.V. and HPT IHG-2 (incorporated by reference to Exhibit 4(b)(v) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(b)(iv)	Share Purchase Agreement dated March 10, 2005 between IHC London (Holdings) Limited, and LGR Acquisition (currently LRG Acquisition) and LGR Holdings Limited (currently LRG Holdings Limited) (incorporated by reference to Exhibit 4(b)(iv) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(b)(v)	New Zealand Share Sale Deed dated September 1, 2005 between Hale International Limited, Six Continents Limited, HANZ Holdings (New Zealand) Limited and Eureka Funds Management Limited

Exhibit 4(b)(vi)	Australia Share and Unit Sale Deed dated September 1, 2005 between Holiday Inns Holdings (Australia) Pty Limited, SPHC Group Pty Limited, HIA(T) Pty Ltd, Six Continents Limited, HANZ (Australia) Pty Limited and Eureka Funds Management Limited

Exhibit 4(b)(vii)	Britvic Underwriting Agreement dated November 25, 2005 between, inter alia, Britvic, IHG, the directors of Britvic, Citigroup and Deutsche Bank AG (as joint sponsors) and Citigroup, Deutsche Bank AG, Lehman Brothers International (Europe) and Merrill Lynch International (as joint Underwriters)

Exhibit 4(b)(viii)	Sale and Purchase Agreement dated March 10, 2006 among BHR Luxembourg S.à.r.l., Others, Cooperatie Westbridge Europe I.U.A., Others and Westbridge Hospitality Fund L.P. relating to a portfolio of certain companies and businesses in continental Europe

Exhibit 4(c)(i)	Richard Hartman’s service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(i) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)

Exhibit 4(c)(ii)	Richard Hartman’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group

Exhibit 4(c)(iii)	Stevan Porter’s service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)

Exhibit 4(c)(iv)	Stevan Porter’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group

Exhibit 4(c)(v)	Richard Solomons’ service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iv) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)

Exhibit 4(c)(vi)	Richard Solomons’ letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group

Exhibit 4(c)(vii)	Andrew Cosslett’s service contract dated December 13, 2004 (incorporated by reference to Exhibit 4(c)(v) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(c)(viii)	Andrew Cosslett’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group

Exhibit 8	List of Subsidiaries

Exhibit 12(a)	Certification of Andrew Cosslett filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 12(b)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 13(a)	Certification of Andrew Cosslett and Richard Solomons furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

Exhibit 15(a)	Consent of Ernst of Young LLP (included on page F-2)

INTERCONTINENTAL HOTELS GROUP PLC
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors of InterContinental Hotels Group PLC
      We have audited the accompanying Consolidated Balance Sheets of InterContinental Hotels Group PLC as of December 31, 2005 and 2004, and the related Consolidated Income Statements, Consolidated Statement of Recognized Income and Expense, Consolidated Statement of Changes in Shareholders’ Funds and Consolidated Cash Flow Statement for each of the two years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at December 31, 2005 and 2004, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from United States generally accepted accounting principles (see Note 32 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
      As discussed in Note 22 of Notes to the Consolidated Financial Statements, the Company changed its method of accounting for financial instruments in 2005.

Ernst & Young LLP
London, England
March 1, 2006, except for
Note 31 — Post balance sheet events, and
Note 32 — Differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles
as to which the date is
March 31, 2006.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-108084 and Form S-8 Nos. 333-01572, 333-08336, 333-89508, 333-99785, 333-104691 and 333-126139) of InterContinental Hotels Group PLC of the reference to our name in “Item 3. Key Information” and our report dated March 1, 2006, except for Note 31 — Post balance sheet events and Note 32 — Differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles, as to which the date is March 31, 2006, on the consolidated Financial statements and schedule both included in the Annual Report (Form 20-F) for the year ended December 31, 2005.

Ernst & Young LLP
London, England
March 31, 2006

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED INCOME STATEMENT

	Year ended December 31,						Year ended December 31,
	2005						2004

	Continuing		Discontinued				Continuing		Discontinued
	operations		operations		Total		operations		operations		Total

	(£ million, except per ordinary share amounts)
Revenue (Note 2)	852		1,058		1,910		731		1,473		2,204
Cost of sales	(442)		(775)		(1,217)		(398)		(1,079)		(1,477)
Administrative expenses	(150)		(74)		(224)		(140)		(68)		(208)

	260		209		469		193		326		519
Depreciation and amortization (Note 2)	(70)		(60)		(130)		(59)		(114)		(173)
Other operating income and expenses (Note 5)	(22)		—		(22)		(49)		—		(49)

Operating profit (Note 2)	168		149		317		85		212		297
Financial income (Note 6)	30		—		30		70		—		70
Financial expenses (Note 6)	(54)		(9)		(63)		(103)		—		(103)

Profit before tax	144		140		284		52		212		264
Tax (Note 7)	(28)		(52)		(80)		194		(67)		127

Profit after tax	116		88		204		246		145		391
Gain on disposal of assets, net of tax charge of £38 million (2004 credit of £4 million)	—		311		311		—		19		19

Profit available for shareholders	116		399		515		246		164		410

Attributable to:
Equity holders of the parent(i)	116		380		496		246		137		383
Minority equity interest	—		19		19		—		27		27

Profit for the year	116		399		515		246		164		410

Earnings per ordinary share: (Note 9)
Basic	22.3	p	72.9	p	95.2	p	34.6	p	19.3	p	53.9	p
Diluted	21.8	p	71.3	p	93.1	p	34.3	p	19.0	p	53.3	p

(i)	A summary of the significant adjustments to profit available for IHG equity holders of the parent that would be required had United States generally accepted accounting principles been applied instead of International Financial Reporting Standards as adopted by the European Union is set out in Note 32 of Notes to the Financial Statements.
The Notes to the Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Income and expense recognized directly in equity
Gains on valuation of available-for-sale assets	31	—
Gains on cash flow hedges	1	—
Exchange differences on retranslation of foreign operations	29	(12)
Actuarial losses on defined benefit pension plans	(23)	(51)
Deficit transferred in respect of previous acquisition	—	(6)

	38	(69)
Transfers to the income statement
On cash flow hedges	(6)	—
On disposal of foreign operations	2	—
Tax on items taken directly to or transferred from equity	7	14

Net income/(expense) recognized directly in equity	41	(55)
Profit for the year	515	410

Total recognized income and expense for the year	556	355

Attributable to:
Equity holders of the parent	541	338
Minority equity interest	15	17

	556	355

Effects of changes in accounting policy
Losses on valuation of available-for-sale assets	(10)	—
Gains on cash flow hedges	6	—

	(4)	—

(i)	The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 32 of Notes to the Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED BALANCE SHEET

	December 31,	December 31,
	2005	2004

	(£ million)
ASSETS
Property, plant and equipment — (Note 10)	1,356	1,926
Goodwill — (Note 12)	118	152
Intangible assets — (Note 13)	120	54
Investment in associates — (Note 14)	42	42
Other financial assets — (Note 15)	113	80

Total non-current assets	1,749	2,254

Inventories — (Note 16)	3	42
Trade and other receivables — (Note 17)	252	390
Current tax receivable	22	14
Cash and cash equivalents — (Note 18)	324	72
Other financial assets — (Note 15)	106	80

Total current assets	707	598
Non-current assets classified as held for sale — (Note 11)	279	1,826

Total assets	2,735	4,678

LIABILITIES
Loans and other borrowings — (Note 20)	(2)	(32)
Trade and other payables — (Note 19)	(468)	(633)
Current tax payable	(324)	(261)

Total current liabilities	(794)	(926)

Loans and other borrowings — (Note 20)	(410)	(1,156)
Employee benefits — (Note 3)	(76)	(173)
Provisions and other payables — (Note 19)	(107)	(103)
Deferred tax payable — (Note 25)	(210)	(234)

Total non-current liabilities	(803)	(1,666)
Liabilities classified as held for sale — (Note 11)	(34)	(148)

Total liabilities	(1,631)	(2,740)

Net assets	1,104	1,938

EQUITY
Equity share capital	49	723
Capital redemption reserve	1	46
Shares held by employee share trusts	(22)	(22)
Other reserves	(1,528)	1,462
Unrealized gains and losses reserve	23	—
Currency translation reserve	19	(12)
Retained earnings	2,542	(376)

IHG shareholders’ equity(i)	1,084	1,821
Minority equity interest	20	117

Total equity	1,104	1,938

(i)	A summary of the significant adjustments to IHG shareholders’ equity that would be required had United States generally accepted accounting principles been applied instead of International Financial Reporting Standards as adopted by the European Union is set out in Note 32 of Notes to the Financial Statements.
The Notes to the Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

	Share Capital		Retained earnings and other reserves

						Shares
						held by
	Number of			Capital		employee	Unrealized	Currency		Total
	ordinary	Ordinary	Share	redemption	Other	share	gains and	translation	Retained	shareholders’
	shares(i)	shares(i)	premium(ii)	reserve(ii)	reserves(iii)	trusts(iv)	losses(v)	reserve(vi)	earnings	funds

	(£ million)
At January 1, 2004	739	739	14	—	1,462	(11)	—	—	119	2,323
Total recognized income and expense for the year	—	—	—	—	—	—	—	(12)	350	338
Share capital consolidation	(75)	—	—	—	—	—	—	—	—	—
Issue of ordinary shares	4	4	12	—	—	—	—	—	—	16
Repurchase of shares	(46)	(46)	—	—	—	—	—	—	(211)	(257)
Transfer to capital redemption reserve	—	—	—	46	—	—	—	—	(46)	—
Purchase of own shares by employee share trusts	—	—	—	—	—	(33)	—	—	—	(33)
Release of own shares by employee share trusts	—	—	—	—	—	22	—	—	(6)	16
Equity-settled share-based cost	—	—	—	—	—	—	—	—	18	18
Equity dividends paid	—	—	—	—	—	—	—	—	(600)	(600)

At December 31, 2004	622	697	26	46	1,462	(22)	—	(12)	(376)	1,821
Effect of implementing IAS 32/39	—	—	—	—	—	—	3	—	(7)	(4)

At January 1, 2005	622	697	26	46	1,462	(22)	3	(12)	(383)	1,817
Total recognized income and expense for the year	—	—	—	—	—	—	20	31	490	541
Issue of ordinary shares	1	1	3	—	—	—	—	—	—	4
Repurchase of shares	(19)	(22)	—	—	—	—	—	—	(102)	(124)
Transfer to capital redemption reserve	—	—	—	22	—	—	—	—	(22)	—
Capital reorganization	(161)	(632)	(29)	(68)	(2,990)	—	—	—	2,723	(996)
Proceeds from capital reorganization	—	—	—	—	—	4	—	—	—	4
Issue of ordinary shares	1	—	6	—	—	—	—	—	—	6
Repurchase of shares	(11)	(1)	—	—	—	—	—	—	(82)	(83)
Transfer to capital redemption reserve	—	—	—	1	—	—	—	—	(1)	—
Purchase of own shares by employee share trusts	—	—	—	—	—	(29)	—	—	—	(29)
Release of own shares by employee share trusts	—	—	—	—	—	25	—	—	(17)	8
Equity-settled share-based cost	—	—	—	—	—	—	—	—	17	17
Equity dividends paid	—	—	—	—	—	—	—	—	(81)	(81)

At December 31, 2005	433	43	6	1	(1,528)	(22)	23	19	2,542	1,084

(i)	At December 31, 2003 the authorized share capital was £10,000,050,000, comprising 10,000,000,000 ordinary shares of £1 each and one redeemable preference share of £50,000.

The Company was incorporated and registered in England and Wales with registered number 5134420 on May 21, 2004 as a limited company under the Companies Act 1985 with the name Hackremco (No. 2154) Limited. On March 24, 2005 Hackremco (No. 2154) Limited changed its name to New InterContinental Hotels Group Limited. On April 27, 2005 New InterContinental Hotels Group Limited re-registered as a public limited company and changed its name to New InterContinental Hotels Group PLC. On June 27, 2005 New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC.

On May 21, 2004 the Company had an authorized share capital of £100, divided into 100 ordinary shares of £1 each, of which one ordinary share was allotted, called up and fully paid on incorporation.

On December 10, 2004 shareholders approved a share capital consolidation on the basis of 25 new ordinary shares for every 28 existing ordinary shares. This provided for all the authorized ordinary shares of £1 each (whether issued or unissued) to be consolidated into new ordinary shares of 112 pence each. The share capital consolidation became effective on December 13, 2004. The consolidation had no impact on the authorized redeemable preference share.

On April 21, 2005 the authorized share capital was increased to £50,100 by the creation of one redeemable preference share of £50,000. The redeemable preference share so created was allotted and treated as paid up in full on this date.

On May 20, 2005 the authorized share capital of the Company was increased from £50,100 to £10,000,050,000 by the creation of 9,999,999,900 ordinary shares of £1 each. On May 20, 2005 all of the ordinary shares of £1 each were consolidated into ordinary shares of £6.25 each.

On June 27, 2005 the capital reorganization (by means of a scheme of arrangement under Section 425 of the Companies Act 1985) was completed. Under the arrangement, shareholders received 11 new ordinary shares and £24.75 cash in exchange for every 15 existing ordinary shares held on June 24, 2005. The entire issued share capital of InterContinental Hotels Group PLC was transferred to New InterContinental Hotels Group PLC at fair market value, in exchange for the issue of 443 million fully paid ordinary shares of 10 pence each, which were admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange on that date. In accordance with the merger relief provisions of Sections 131 and 133 of the Companies Act 1985, the 443 million shares are recorded only at nominal value.

On June 30, 2005 £6.15 on every £6.25 ordinary share was canceled, thereby reducing the nominal value of each ordinary share to 10 pence.

On September 8, 2005 the redeemable preference share was redeemed at par value. The redeemable preference share did not carry any right to receive dividends nor to participate in the profits of the Company.

During 2004 and 2005, the Company undertook to return funds of up to £750 million to shareholders by way of three consecutive £250 million share repurchase programs, the second of which is expected to be completed in the first half of 2006. During the year, 30,600,010 (2004 46,385,981) ordinary shares were repurchased and canceled under the authorities granted by shareholders at general meetings held during 2003, 2004 and 2005. Of these, 19,460,010 (2004 46,385,981) were 112 pence (2004 100 pence) shares in the capital of InterContinental Hotels Limited (formerly InterContinental Hotels Group PLC) and 11,140,000 were 10 pence shares in the capital of InterContinental Hotels Group PLC (formerly New InterContinental Hotels Group PLC).

The authority given to the Company at the Annual General Meeting on June 1, 2005 to purchase its own shares was still valid at December 31, 2005. A resolution to renew the authority will be put to shareholders at the Annual General Meeting on June 1, 2006.

At December 31, 2005 the authorized share capital was £160,050,000, comprising 1,600,000,000 ordinary shares of 10 pence each and one redeemable preference share of £50,000.

(ii)	The share premium account and capital redemption reserve are not distributable.

(iii)	Other reserves comprises the revaluation reserve previously recognized under UK GAAP and the merger reserve.

(iv)	The shares held by employee share trusts comprises £21.7 million (2004 £21.8 million) in respect of 2.9 million (2004 3.1 million) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at December 31, 2005 of £25 million (2004 £20 million).

(v)	The net unrealized gains and losses reserve records movements for available-for-sale financial assets to fair value and the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to hedged transactions that have not yet occurred.

(vi)	The currency translation reserve records the movement in exchange differences arising from the translation of the financial statements of foreign operations and exchange differences on foreign currency borrowings and currency swaps that provide a hedge against a net investment in foreign operations.
The Notes to the Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED CASH FLOW STATEMENT

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Profit for the year	515	410
Adjustments for:
Net financial expenses	33	33
Income tax charge/(credit)	80	(127)
Gain on disposal of assets, net of tax	(311)	(19)
Other operating income and expenses	22	49
Depreciation and amortization	130	173
Equity settled share-based cost, net of payments	12	12
Other gains and losses	—	4

Operating cash flow before movements in working capital	481	535
Decrease in inventories	—	1
Increase in receivables	—	(13)
(Decrease)/increase in provisions and other payables	(32)	50
Decrease in employee benefit obligation	(26)	(58)

Cash flow from operations	423	515
Interest paid	(59)	(91)
Interest received	29	72
Tax paid	(91)	(35)

Net cash from operating activities	302	461

Cash flow from investing activities
Purchases of property, plant and equipment — Hotels	(121)	(175)
Purchases of associates and other financial assets — Hotels	(15)	(12)
Disposal of assets, net of cash disposed of — Hotels	1,816	101
Proceeds from other financial assets — Hotels	10	5
Purchases of property, plant and equipment — Soft Drinks	(47)	(70)
Disposal of business, net of cash disposed of — Soft Drinks	220	—

Net cash from investing activities	1,863	(151)

Cash flow from financing activities
Proceeds from the issue of share capital	10	16
Purchase of own shares	(207)	(257)
Payment to shareholders as a result of the capital reorganisation on June 27, 2005	(996)	—
Purchase of own shares by employee share trusts	(29)	(33)
Proceeds on release of own shares by employee share trusts	16	16
Dividends paid to shareholders	(81)	(600)
Dividends paid to minority interests	(177)	(26)
(Decrease)/increase in borrowings	(442)	258
Costs associated with new facilities	—	(5)
Financial expense on early settlement of debt	—	(17)

Net cash from financing activities	(1,906)	(648)

Net movement in cash and cash equivalents in the year	259	(338)
Cash and cash equivalents at beginning of the year	72	411
Exchange rate effects	(7)	(1)

Cash and cash equivalents at end of the year	324	72

(i)	The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 32 of Notes to the Financial Statements.
The Notes to the Financial Statements are an integral part of these Financial Statements.

Note 1 — Corporate Information and Accounting Policies

Corporate information
      The consolidated financial statements of InterContinental Hotels Group PLC (“IHG”) for the year ended December 31, 2005 were authorised for issue in accordance with a resolution of the Directors on March 1, 2006. InterContinental Hotels Group PLC (the “Company”) is incorporated in Great Britain and registered in England and Wales.

Summary of significant accounting policies
     Basis of preparation
      The financial statements have been prepared on an historic cost basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in sterling and all values are rounded to the nearest million except where otherwise indicated.

Statement of compliance
      From January 1, 2005, as required by the European Union’s International Accounting Standard (“IAS”) Regulation and the Companies Act 1985, the Company has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to “IFRS” and International Financial Reporting Standards hereafter should be construed as references to IFRS as adopted by the EU. As permitted, the Company has also early adopted the amendment to IAS 19 “Employee Benefits” published in December 2004.

IFRS exemptions
      IFRS 1 “First-time Adoption of International Financial Reporting Standards” has been applied in preparing this financial information. The Company has taken the following exemptions available under IFRS 1:

a) Not to restate the comparative information disclosed in the 2005 financial statements in accordance with IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Not to restate business combinations before January 1, 2004.

c) To recognize all actuarial gains and losses on pensions and other post-employment benefits directly in equity at January 1, 2004.

d) To retain UK GAAP carrying values of property, plant and equipment, including revaluations, as deemed cost at transition.

e) Not to recognize separately cumulative foreign exchange movements up to January 1, 2004.

f) To apply IFRS 2 “Share-based Payments” to grants of equity instruments after November 7, 2002 that had not vested at January 1, 2005.
      The disclosures required by IFRS 1 are given in Note 30 of Notes to the Financial Statements.

      The principle accounting policies of the Company are set out below.

Basis of consolidation
      The consolidated financial statements comprise the financial statements of the parent company and entities controlled by the Company. All inter-company balances and transactions have been eliminated.
      The results of those businesses acquired or disposed of are consolidated for the period during which they were under the Company’s control.
      Shareholder approval was given on June 1, 2005 to recommended proposals for the return of approximately £1 billion to shareholders by way of a capital reorganization (by means of a scheme of arrangement under Section 425 of the Companies Act 1985). Under the arrangement, shareholders received 11 new ordinary shares and £24.75 cash in exchange for every 15 existing ordinary shares held on June 24, 2005. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative earnings per share data (see Note 9).
      The capital reorganization of InterContinental Hotels Group PLC to New InterContinental Hotels Group PLC has been accounted for in accordance with the principles of merger accounting as applicable to group reorganizations. The consolidated financial statements are therefore presented as if New InterContinental Hotels Group PLC had been the parent company of the Group throughout the periods presented. Following this capital reorganization, InterContinental Hotels Group PLC changed its name to InterContinental Hotels PLC and re-registered as a private limited company, InterContinental Hotels Limited; New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC.

Foreign currencies
      Transactions in foreign currencies are translated to the functional currency at the exchange rates ruling on the dates of the transactions. All foreign exchange differences arising on translation are recognized in the income statement except on foreign currency borrowings that provide a hedge against a net investment in a foreign operation. These are taken directly to the currency translation reserve until the disposal of the net investment, at which time they are recycled against the gain or loss on disposal.
      The assets and liabilities of foreign operations, including goodwill, are translated into sterling at the relevant rates of exchange ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at weighted average rates of exchange for the period. The exchange differences arising on the retranslation are taken directly to the currency translation reserve. On disposal of a foreign operation, the cumulative amount recognized in the currency translation reserve relating to that particular foreign operation is recycled against the gain or loss on disposal.

Financial instruments
      The Company adopted IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” at January 1, 2005. The balance sheet has been restated to include derivatives and equity securities at fair value, with any movement taken to the appropriate reserve.
      Under the transitional rules of IFRS 1, IAS 32 and IAS 39 are not applied to comparative balances. Comparative 2004 balances are presented using UK GAAP values as presented in the Company’s 2004 Annual Report and Financial Statements, where currency swap agreements were retranslated at exchange rates ruling at the balance sheet date with the net amount being included in borrowings. Financial income or expense arising from currency swap agreements is taken to the income statement on a gross basis over the term of the relevant agreements.
      Gains or losses arising on forward exchange contracts are taken to the income statement in line with the transactions they are hedging.

Derivative financial instruments and hedging
      Derivatives designated as hedging instruments are accounted for in line with the nature of the hedging arrangement. The Company’s detailed accounting policies with respect to hedging instruments are set out in note 21. Documentation outlining the measurement and effectiveness of the hedging arrangement is maintained throughout the life of the hedge relationship. Any ineffective element of a hedge arrangement is recognized in the income statement.
      The fair value of derivatives is calculated by discounting the expected future cash flows at prevailing interest rates.

Property, plant and equipment
      Property, plant and equipment are stated at cost less depreciation and any impairment.
      Borrowing costs are not capitalized. Repairs and maintenance costs are expensed as incurred.
      Land is not depreciated. All other property, plant and equipment are depreciated to a residual value over their estimated useful lives, namely:

Buildings	lesser of 50 years and unexpired term of lease;
Fixtures, fittings and equipment	3-25 years; and
Plant and machinery	4-20 years.
      All depreciation and amortization is charged on a straight line basis. Residual value is reassessed annually.
      Property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Assets that do not generate independent cash flows are combined into cash-generating units. If carrying values exceed estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. Recoverable amount is the greater of fair value less cost to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Goodwill
      Goodwill arises on consolidation and is recorded at cost, being the excess of the cost of acquisition over the fair value at the date of acquisition of the Company’s share of identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
      Goodwill is tested for impairment at least annually by comparing carrying values with recoverable amounts.

Intangible assets

Software
      Acquired software licenses and software developed in-house are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three to seven years.
     Management contracts
      When assets are sold and a purchaser enters into a management or franchise contract with the Company, the Company capitalizes as part of the gain or loss on disposal an estimate of the fair value of the contract entered into. This value is amortized over the life of the contract which ranges from 10 to 25 years.

Other intangible assets
      Amounts paid to hotel owners to secure management contracts and franchise agreements are capitalized and amortized over the shorter of the contracted period and 10 years.
      Internally generated development costs are expensed unless forecast revenues exceed attributable forecast development costs, at which time they are capitalized and amortized over the life of the product.
      Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Associates
      An associate is an entity over which the Company has the ability to exercize significant influence, but not control, through participation in the financial and operating policy decisions of the entity.
      Associates are accounted for using the equity method unless the investment is held for sale (see below). Using the equity method, the Company’s investment is recorded at cost adjusted by the Company’s share of post acquisition profits and losses. When the Company’s share of losses exceeds its interest in an associate, the Company’s carrying amount is reduced to £nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of an associate.

Financial assets
      Under IAS 39 current and non-current financial assets are classified as fair value through profit or loss; loans and receivables; held-to-maturity investments; or as available-for-sale. The Company determines the classification of its financial assets at initial recognition and are subsequently held at fair value or amortized cost. Changes in fair values of available-for-sale financial assets are recorded directly in the unrealized gains and losses reserve. Changes in fair values of financial assets classified as fair value through profit or loss are recorded in the income statement.
      Until January 1, 2005, investments were recorded in accordance with UK GAAP at cost less any provision for impairment.
      Available-for-sale financial assets are tested for impairment at each balance sheet date. If impaired, the difference between carrying value and fair value is transferred from equity to the income statement to the extent that there is sufficient surplus in equity; any excess goes directly to the income statement.

Inventories
      Inventories are stated at the lower of cost and net realizable value.

Trade receivables
      Trade receivables are recorded at their original amount less an allowance for any doubtful amounts. An allowance is made when collection of the full amount is no longer considered probable.

Cash and cash equivalents
      Cash comprises cash in hand and demand deposits.
      Cash equivalents are short-term highly liquid investments with a maturity of three months or less that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Assets held for sale
      Assets and liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than continuing use and a sale is highly probable.

      Assets designated as held for sale are held at the lower of carrying amount at designation and sales value less cost to sell.
      Depreciation is not charged against property, plant and equipment classified as held for sale.
      The Company has taken advantage of the transitional provisions of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” and applied the standard for the period beginning January 1, 2004.

Trade payables
      Trade payables are non interest bearing and are stated at their nominal value.

Loyalty program
      The hotel loyalty program, Priority Club Rewards, enables members to earn points, funded through hotel assessments, during each stay at an InterContinental Hotels Group hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and provisions and other payables and is estimated using actuarial methods to give eventual redemption rates and points values.

Self insurance
      The Company is self insured for various levels of general liability, workers’ compensation and employee medical and dental coverage. Insurance reserves include projected settlements for known and incurred but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

Provisions
      Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that a payment will be made and a reliable estimate of the amount can be made. If the effect of the time value of money is material, the provision is discounted.

Bank and other borrowings
      Bank and other borrowings are held at amortized cost. Finance charges, including issue costs, are charged to the income statement using an effective interest rate method.
      Borrowings are classified as non-current when the repayment date is more than 12 months from the balance sheet date or where they are drawn on a facility with more than 12 months to expiry.

Pensions

Defined contribution plans
      Payments to defined contribution schemes are charged to the income statement as they fall due.

Defined benefit plans
      Plan assets are measured at fair value and plan liabilities are measured on an actuarial basis, using the projected unit credit method and discounting at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities.
      The service cost of providing pension benefits to employees for the year is charged to the income statement. The cost of making improvements to pensions is recognized in the income statement on a straight line basis over the period during which any increase in benefits vests. To the extent that improvements in benefits vest immediately, the cost is recognized immediately as an expense.
      Actuarial gains and losses may result from: differences between the expected return and the actual return on plan assets; differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year; or changes in the actuarial assumptions used in the valuation of the plan liabilities. Actuarial gains and losses, and taxation thereon, are recognized in the consolidated statement of recognized income and expense.
      Actuarial valuations are normally carried out every three years.

Deferred tax
      Deferred tax assets and liabilities are recognized in respect of all temporary differences between the tax base and carrying value of assets and liabilities. Those temporary differences recognized include accelerated capital allowances, unrelieved tax losses, unremitted profits from overseas where the Company does not control remittance, gains rolled over into replacement assets, gains on previously revalued properties and other short-term temporary differences.
      Deferred tax assets are recognized to the extent that it is regarded as probable that the deductible temporary differences can be utilized. The recoverability of all deferred tax assets is reassessed at each balance sheet date.
      Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the balance sheet date.

Revenue recognition
      Revenue is derived from the following sources: owned and leased properties; management fees; franchise fees; sale of soft drinks and other revenues which are ancillary to the Company’s operations.
      Generally, revenue represents sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business and recognized when services have been rendered. The following is a description of the composition of revenues of the Company.
      Owned and leased — primarily derived from hotel operations, including the rental of rooms and food and beverage sales from a worldwide network of owned and leased hotels operated under the Company’s brand names. Revenue is recognized when rooms are occupied and food and beverages are sold.
      Management fees — earned from hotels managed by the Company, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotels’ profitability or cash flows. Revenue is recognized when earned and realized or realizable under the terms of the contract.
      Franchise fees — received in connection with the license of the Company’s brand names, usually under long-term contracts with the hotel owner. The Company charges franchise royalty fees as a percentage of room revenue. Revenue is recognized when earned and realized or realizable.

Share-based payments
      The cost of equity-settled transactions with employees is measured by reference to fair value at the date at which the shares are granted. Fair value is determined by an external valuer using option pricing models.
      The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which any performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).
      The income statement charge for a period represents the movement in cumulative expense recognized at the beginning and end of that period. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

      The Company has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after November 7, 2002 that had not vested before January 1, 2005.

Leases
      Operating lease rentals are charged to the income statement on a straight line basis over the term of the lease.

Disposal of Assets
      The Company recognizes the sales proceeds and related profit or loss on disposal on completion of the sales process. The Company considers the following criteria in determining whether revenue and profit or loss should be recorded:

•	does the Company have a continuing managerial involvement to the degree associated with asset ownership;

•	has the Company transferred significant risks and rewards associated with asset ownership;

•	can the Company reliably measure the proceeds; and

•	will the Company actually receive the proceeds.

Discontinued operations
      The results of operations arising from assets classified as held for sale are classified as discontinued operations when the results relate to a separate line of business, geographical area of operations, or where there is a co-ordinated plan to dispose of a separate line of business or geographical area of operations.

Use of estimates
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
      On an ongoing basis, management evaluates its estimates and judgments, including those relating to revenue recognition, allowance for doubtful amounts, associates and financial assets, property, plant and equipment, goodwill, intangible assets, income taxes, financial instruments, hotel loyalty program, self-insurance, employee benefits and contingencies and litigation.
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

New standards and interpretations
      During the year, the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) issued the following standards and interpretations with an effective date after the date of these financial statements. These standards and interpretations which are relevant to the Company have not been applied in the preparation of the Company’s financial statements:

IFRS 7	Financial Instruments: Disclosures Effective from January 1, 2007
IFRIC 4	Determining whether an arrangement contains a lease Effective from January 1, 2006

      The Company does not anticipate that the adoption of these standards and interpretations will have a material impact on the Company’s financial statements on adoption.

Note 2 —	Segmental Analysis
      The results of foreign operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1 = $1.83 (2004 £1 = $1.82). In the case of the euro, the translation rate is £1 = €1.46 (2004 £1 = € 1.47).
      Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the balance sheet date. In the case of the US dollar, the translation rate is £1 = $1.73 (2004 £1 = $1.93). In the case of the euro, the translation rate is £1 = €1.46 (2004 £1 = € 1.41).
Hotels
      The primary segmental reporting format is determined to be three main geographical regions:
      the Americas;
      Europe, the Middle East and Africa (“EMEA”); and
      Asia Pacific.
      These, together with Central functions, form the principal format by which management is organized and makes operational decisions.
      The Company further breaks each geographic region into three distinct business models which offer different growth, return, risk and reward opportunities:

Franchised
      Where the Company neither owns nor manages the hotel, but licenses the use of a Company brand and provide access to reservation systems, loyalty schemes, and know-how. The Company derives revenues from a brand royalty or licensing fee, based on a percentage of room revenue.

Managed
      Where, in addition to licensing the use of a Company brand, the Company manages the hotel for third party owners. The Company derives revenues from base and incentive management fees and provides the system infrastructure necessary for the hotel to operate. Management contract fees are generally a percentage of hotel revenue and may have an additional incentive fee linked to profitability or cash flow. The terms of these agreements vary, but are often long-term (for example, 10 years or more). The Company’s responsibilities under the management agreement typically include hiring, training and supervising the managers and employees that operate the hotels under the relevant brand standards. In order to gain access to central reservation systems, global and regional brand marketing and brand standards and procedures, owners are typically required to make a further contribution.

Owned and leased
      Where the Company both owns (or leases) and operates the hotel and, in the case of ownership, takes all the benefits and risks associated with ownership. The Company has sold, or plans to sell, the majority of its owned and leased portfolio and in future expects to only own hotels where it is considered strategically important to do so.
      Segmental results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Soft Drinks
      Manufactures a variety of soft drink brands with distribution concentrated mainly in the UK.

Year ended December 31, 2005*

Revenue

			Asia		Total
	Americas	EMEA	Pacific	Central	Hotels

	(£ million)
Hotels
Owned and leased	122	236	56	—	414
Managed	65	55	25	—	145
Franchised	213	35	3	—	251
Central	—	—	—	42	42

Continuing operations	400	326	84	42	852
Discontinued operations — owned and leased	45	285	57	—	387

	445	611	141	42	1,239

	Continuing	Discontinued	Group

	(£ million)
Group
Hotels	852	387	1,239
Soft Drinks	—	671	671

Total revenue	852	1,058	1,910

Segmental result

					Total
	Americas	EMEA	Asia Pacific	Central	Hotels

	(£ million)
Hotels
Owned and leased	15	11	11	—	37
Managed	20	31	16	—	67
Franchised	186	26	2	—	214
Regional and central	(34)	(21)	(8)	(65)	(128)

Continuing operations	187	47	21	(65)	190
Discontinued operations — owned and leased	11	57	11	—	79

	198	104	32	(65)	269

	Continuing	Discontinued	Group

	(£ million)
Group
Hotels	190	79	269
Soft Drinks	—	70	70

	190	149	339
Unallocated expenses:
Other operating income and expenses	(22)	—	(22)

Operating profit	168	149	317
Net finance costs	(24)	(9)	(33)

Profit before tax	144	140	284
Tax	(28)	(52)	(80)

Profit after tax	116	88	204
Gain on disposal of assets, net of tax	—	311	311

Profit available for shareholders	116	399	515

*	Other than for Soft Drinks which reflects the 50 weeks and three days ended December 14.

Year ended December 31, 2005*

Assets and liabilities

			Asia		Total	Soft	Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Group

	(£ million)
Segment assets	689	987	346	88	2,110	—	2,110
Non-current assets classified as held for sale	21	258	—	—	279	—	279

	710	1,245	346	88	2,389	—	2,389

Unallocated assets:
Current tax receivable					22	—	22
Cash and cash equivalents					324	—	324

Total assets					2,735	—	2,735

Segment liabilities	340	261	50	—	651	—	651
Liabilities classified as held for sale	1	33	—	—	34	—	34

	341	294	50	—	685	—	685

Unallocated liabilities:
Current tax payable					324	—	324
Deferred tax payable					210	—	210
Loans and other borrowings					412	—	412

Total liabilities					1,631	—	1,631

Other segment information

			Asia		Total	Soft	Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Group

	(£ million)
Continuing operations:
Capital expenditure	24	27	28	13	92	—	92
Depreciation and amortization(i)	19	28	8	15	70	—	70
Impairment of property, plant and equipment	—	7	—	—	7	—	7
Discontinued operations:
Capital expenditure	4	36	4	—	44	47	91
Depreciation and amortization(i)	1	11	3	—	15	45	60

*	Other than for Soft Drinks which reflects the 50 weeks and three days ended December 14.

(i)	Included in the £130 million of depreciation and amortization is £23 million that relates to administrative expenses.

Year ended December 31, 2004*

Revenue

			Asia		Total
	Americas	EMEA	Pacific	Central	Hotels

	(£ million)
Hotels
Owned and leased	93	231	47	—	371
Managed	30	43	21	—	94
Franchised	196	27	3	—	226
Central	—	—	—	40	40

Continuing operations	319	301	71	40	731
Discontinued operations — owned and leased	176	528	63	—	767

	495	829	134	40	1,498

	Continuing	Discontinued	Group

	(£ million)
Group
Hotels	731	767	1,498
Soft Drinks	—	706	706

Total revenue	731	1,473	2,204

Segmental result

			Asia		Total
	Americas	EMEA	Pacific	Central	Hotels

	(£ million)
Hotels
Owned and leased	4	2	9	—	15
Managed	6	24	14	—	44
Franchised	167	21	2	—	190
Regional and central	(27)	(23)	(8)	(57)	(115)

Continuing operations	150	24	17	(57)	134
Discontinued operations — owned and leased	23	105	7	—	135

	173	129	24	(57)	269

	Continuing	Discontinued	Group

	(£ million)
Group
Hotels	134	135	269
Soft Drinks	—	77	77

	134	212	346
Unallocated expenses:
Other operating income and expenses	(49)	—	(49)

Operating profit	85	212	297
Net finance costs	(33)	—	(33)

Profit before tax	52	212	264
Tax	194	(67)	127

Profit after tax	246	145	391
Gain on disposal of assets, net of tax	—	19	19

Profit available for shareholders	246	164	410

*	Other than for Soft Drinks which reflects the 53 weeks ended December 25.

Year ended December 31, 2004*

Assets and liabilities

			Asia		Total	Soft	Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Group

	(£ million)
Segment assets	583	1,202	437	86	2,308	458	2,766
Non-current assets classified as held for sale	424	1,402	—	—	1,826	—	1,826

	1,007	2,604	437	86	4,134	458	4,592

Unallocated assets:
Current tax receivable					14	—	14
Cash and cash equivalents					60	12	72

Total assets					4,208	470	4,678

Segment liabilities	300	290	28	—	618	291	909
Liabilities classified as held for sale	24	124	—	—	148	—	148

	324	414	28	—	766	291	1,057

Unallocated liabilities:
Current tax payable					248	13	261
Deferred tax payable					246	(12)	234
Loans and other borrowings					1,185	3	1,188

Total liabilities					2,445	295	2,740

Other segment information

			Asia		Total	Soft	Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Group

	(£ million)
Continuing operations:
Capital expenditure	45	37	15	12	109	—	109
Depreciation and amortization(i)	12	26	6	15	59	—	59
Impairment of property, plant and equipment	14	30	4	—	48	—	48
Discontinued operations:
Capital expenditure	15	58	5	—	78	70	148
Depreciation and amortization(i)	17	44	7	—	68	46	114

*	Other than for Soft Drinks which reflects the 53 weeks ended December 25.

(i)	Included in the £173 million of depreciation and amortization is £23 million that relates to administrative expenses.

Note 3 —	Staff costs and directors’ emoluments
     Costs

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Wages and salaries	465	570
Social security costs	61	66
Pension costs	19	21
Other plans	15	12

	560	669

     Employee numbers
      Average number of employees, including part-time employees:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(Number)
Hotels	18,995	26,835
Soft Drinks	2,991	2,824

	21,986	29,659

     Employee benefits
      Retirement and death in service benefits are provided for eligible employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan. The plan covers approximately 400 employees of which 240 are in the defined benefit section and 160 are in the defined contribution section. The assets of the plan are held in self-administered trust funds separate from the Company’s assets. The Company also maintains a US-based InterContinental Hotels Pension Plan and post-employment benefits scheme. This plan is now closed to new members and pensionable service no longer accrues for current employee members. In addition, the Company operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.
      On December 14, 2005, the Soft Drinks business, including the Britvic Pension Plan, was sold. The information provided below includes movements for the Britvic Pension Plan up to the date of disposal, at which point they have been removed.
      The amounts recognized in the income statement are:

	Pension plans
					Post-
					employment
	UK		US		benefits		Total

Recognized in administrative expenses	2005	2004	2005	2004	2005	2004	2005	2004

	(£ million)
Current service costs	19	18	—	—	—	—	19	18
Past service costs	—	1	—	—	—	—	—	1
Interest cost on benefit obligation	30	27	6	5	1	1	37	33
Expected return on plan assets	(32)	(27)	(5)	(4)	—	—	(37)	(31)

	17	19	1	1	1	1	19	21

Recognized in other operating income and expenses

Plan curtailment	(7)	—	—	—	—	—	(7)	—

The curtailment gain arose as a result of the sale of 73 UK hotel properties.

      The amounts recognized in the consolidated statement of recognized income and expense are:

	Pension plans
					Post-
					employment
	UK		US		benefits		Total

Actuarial gains and losses	2005	2004	2005	2004	2005	2004	2005	2004

	(£ million)
Actual return on scheme assets	79	41	4	5	—	—	83	46
Less: expected return on scheme assets	(32)	(27)	(5)	(4)	—	—	(37)	(31)

	47	14	(1)	1	—	—	46	15
Other actuarial gains and losses	(67)	(60)	(3)	(5)	1	(1)	(69)	(66)

	(20)	(46)	(4)	(4)	1	(1)	(23)	(51)

Deficit transferred in respect of previous acquisition	—	(6)	—	—	—	—	—	(6)

      The assets and liabilities of the schemes are:

	Pension plans
					Post-
					employment
	UK		US		benefits		Total

	2005	2004	2005	2004	2005	2004	2005	2004

	(£ million)
Fair value of scheme assets	250	470	62	56	—	—	312	526
Present value of benefit obligations	(274)	(600)	(103)	(88)	(11)	(11)	(388)	(699)

Employee benefits liability — non-current	(24)	(130)	(41)	(32)	(11)	(11)	(76)	(173)

      The principal assumptions used by the actuaries to determine the benefit obligation were:

	Pension plans
					Post-
					employment
	UK		US		benefits

	2005	2004	2005	2004	2005	2004

	(%)
Wages and salaries increases	4.3	4.3	—	—	4.0	4.0
Pensions increases	2.8	2.8	—	—	—	—
Discount rate	4.7	5.3	5.5	5.8	5.5	5.8
Inflation rate	2.8	2.8	—	—	—	—
Healthcare cost trend rate assumed for next year					9.0	9.5
Ultimate rate that the cost trend rate trends to					4.5	4.5
      In 2015 the healthcare cost trend rate reaches the assumed ultimate rate. A one per cent point increase/(decrease) in assumed healthcare costs trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2005 and 2004, by approximately £1 million, and would increase/(decrease) the total of the service and interest cost components of net post-employment healthcare cost for the period then ended by approximately £nil.

	Pension plans

	UK		US

Post-retirement mortality (years)	2005	2004	2005	2004

Current pensioners at 65 – male[a]	21	21	17	17
Current pensioners at 65 – female[a]	24	24	22	22
Future pensioners at 65 – male[b]	22	22	17	17
Future pensioners at 65 – female[b]	25	25	22	22

[a]	Relates to assumptions based on longevity (in years) following retirement at the balance sheet date.

[b]	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2020.
     The post-retirement mortality assumptions allow for expected increases in longevity.

	Pension plans
					Post-
					employment
	UK		US		benefits		Total

Movement in benefit obligation	2005	2004	2005	2004	2005	2004	2005	2004

	(£ million)
Benefit obligation at beginning of year	600	477	88	90	11	11	699	578
Current service cost	19	18	—	—	—	—	19	18
Past service cost	—	1	—	—	—	—	—	1
Members’ contributions	2	2	—	—	—	—	2	2
Interest expense	30	27	6	5	1	1	37	33
Benefits paid	(11)	(12)	(6)	(5)	(1)	(1)	(18)	(18)
Plan curtailment	(7)	—	—	—	—	—	(7)	—
Deficit transferred in respect of previous acquisition	—	27	—	—	—	—	—	27
Actuarial loss/(gain) arising in the year	67	60	3	5	(1)	1	69	66
Separation of Soft Drinks	(426)	—	—	—	—	—	(426)	—
Exchange adjustments	—	—	12	(7)	1	(1)	13	(8)

Benefit obligation at end of year	274	600	103	88	11	11	388	699

      The defined benefit obligation comprises £328 million (2004 £647 million) arising from plans that are wholly or partly funded and £60 million (2004 £52 million) arising from unfunded plans.
      The combined assets of the principal schemes and expected rate of return were:

	2005		2004

	Long-term		Long-term
	rate of		rate of
	return		return
	expected	Value	expected	Value

	(%)	(£ million)	(%)	(£ million)
UK Schemes
Equities	7.5	138	8.0	272
Bonds	4.7	110	4.9	173
Other	4.1	2	8.0	25

Total market value of assets		250		470

US Schemes
Equities	9.6	38	9.6	34
Fixed income	5.5	24	5.5	22

Total market value of assets		62		56

	Pension plans
					Post-
					employment
	UK		US		benefits		Total

Movement in plan assets	2005	2004	2005	2004	2005	2004	2005	2004

	(£ million)
Fair value of plan assets at beginning of year	470	353	56	48	—	—	526	401
Company contributions	45	72	2	12	1	1	48	85
Members’ contributions	2	2	—	—	—	—	2	2
Assets transferred in respect of previous acquisition	—	14	—	—	—	—	—	14
Benefits paid	(11)	(12)	(6)	(5)	(1)	(1)	(18)	(18)
Expected return on assets	32	27	5	4	—	—	37	31
Actuarial gain/(loss) arising in the year	47	14	(1)	1	—	—	46	15
Separation of Soft Drinks	(335)	—	—	—	—	—	(335)	—
Exchange adjustments	—	—	6	(4)	—	—	6	(4)

Fair value of plan assets at end of year	250	470	62	56	—	—	312	526

      History of experience gains and losses:

UK Pension plans	2005	2004	2003

	(£ million)
Fair value of scheme assets	250	470	353
Present value of benefit obligations	(274)	(600)	(477)

Deficit in the scheme	(24)	(130)	(124)
Experience adjustments arising on plan liabilities	(67)	(60)
Experience adjustments arising on plan assets	47	14

US Pension plans	2005	2004	2003

	(£ million)
Fair value of scheme assets	62	56	48
Present value of benefit obligations	(103)	(88)	(91)

Deficit in the scheme	(41)	(32)	(43)
Experience adjustments arising on plan liabilities	(3)	(5)
Experience adjustments arising on plan assets	(1)	1

US Post-employment benefits	2005	2004	2003

	(£ million)
Present value of benefit obligations	(11)	(11)	(11)
Experience adjustments arising on plan liabilities	1	(1)
      The cumulative amount of actuarial gains and losses recognized since January 1, 2004 in the consolidated statement of recognized income and expense is £74 million (2004 £51 million). The Company is unable to determine how much of the pension scheme deficit recognized on transition to IFRS of £178 million and taken directly to total equity is attributable to actuarial gains and losses since inception of the schemes. Therefore, the Company is unable to determine the amount of actuarial gains and losses that would have been recognized in the consolidated statement of recognized income and expense before January 1, 2004.

Policy on remuneration of executive directors and senior executives
      The following policy has applied throughout the year and will apply in future years, subject to ongoing review.

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

The main components
      The Company has performance-related reward policies. These are designed to provide the appropriate balance between fixed remuneration and variable “risk” reward, which is linked to the performance of both the Company and the individual. IHG performance-related measures are chosen carefully to ensure a strong link between reward and true underlying financial performance, and emphasis is placed on particular areas requiring executive focus.
      Individual performance is measured through an assessment of comprehensive business unit deliverables, demonstrated leadership behaviors, modeling the Company values and the achievement of specific Key Performance Objectives. At the executive level, Key Performance Objectives are linked directly to the Company’s strategic priorities. At a minimum, the individual performance of the executive directors is assessed on an annual basis.
      The normal policy for executive directors is that, using “target” or “expected value” calculations, their performance-related incentives will equate to approximately 70% of total annual remuneration (excluding benefits).
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
          Annual performance bonus
      Within both the Short Term Incentive Plan and the Short Term Deferred Incentive Plan, challenging performance goals are set and these must be achieved before the maximum bonus becomes payable. The Short Term Incentive Plan is linked to personal objectives and the Short Term Deferred Incentive Plan is linked to the Company’s financial performance. For executive directors, the maximum bonus opportunity under the Short Term Incentive Plan in 2006 is 80% of salary and is payable in cash. The maximum bonus opportunity under the Short Term Deferred Incentive Plan in 2006 is 100% of salary, with 50% linked to adjusted earnings per share and 50% to earnings before special items, interest and taxation. The performance level required to trigger maximum bonus is 110% of budget for both measures. This bonus will normally be paid in IHG PLC shares and deferred. Matching shares may also be awarded up to 0.5 times the deferred amount. Such awards are conditional on the directors’ continued employment with the Company until the release date. The shares will normally be released at the end of the three years following deferral.
      The executive directors will be expected to hold all shares earned from the Company’s remuneration plans while the value of their holding is less than twice their basic salary or three times in the case of the Chief Executive.
      Bonuses are not pensionable.
      Executive share options Following a full review of incentive arrangements, the Committee has concluded that share options are not the most effective incentive for the foreseeable future and therefore no further grants of options will be made. However, the Committee believes that share ownership by executive directors and senior executives strengthened the link between the individual’s personal interest and that of the shareholders.
      For options granted in 2005, the Company’s adjusted earnings per share over the three-year period ending December 31, 2007 must increase by at least nine percentage points over the increase in the UK Retail Prices Index (“RPI”) for the same period for one-third of the options granted to vest; 12 percentage points over the increase in RPI for the same period for two-thirds of the options granted to vest; and 15 percentage points over the increase in RPI for the same period for the full award to vest. The options lapse if the performance condition is not met. This remains a realistic but challenging condition in the current economic climate. The achievement or otherwise of the performance condition is assessed, based on the Company’s published results; such assessment is then reviewed by the external auditor.
      Executive directors were granted options on April 4, 2005 as shown in the table on page F-34.
      Executive share options are not pensionable.
      Executive directors are entitled to participate in all-employee share plans. Options granted under the IHG Sharesave Plan are not subject to performance conditions and are not pensionable.
      Performance restricted shares The Performance Restricted Share Plan allows executive directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times annual salary for executive directors. In determining the level of awards within this maximum limit, the Committee takes into account the level of executive share options granted to the same person. The grant of awards is restricted so that in each year the aggregate of (i) 20% of the market value of the executive share options and (ii) 33% of the market value of performance restricted shares, will not exceed 130% of annual salary, taking the market value in each case as at the date of grant.
      For the 2005/07 cycle, performance will be measured by reference to:

•	the increase in IHG PLC Total Shareholder Return (“TSR”) over the performance period relative to 10 identified comparator companies: Accor, De Vere, Hilton Group, Hilton Hotels Corp., Host Marriott, Marriott Hotels, Millennium & Copthorne, NH Hotels, Sol Melia and Starwood Hotels; and

•	the cumulative annual growth (“CAGR”) in the number of rooms within the IHG system over the performance period relative to nine identified comparator companies: Carlson Hospitality Worldwide, Cendant, Choice, Hilton Group, Hilton Hotels Corp., Hyatt Hotels & Resorts, Marriott Hotels, Sol Melia and Starwood Hotels.

      In respect of TSR performance, 10% of the award will be released for the achievement of sixth place within the TSR group and 50% of the award will be released for the achievement of first or second place. In respect of rooms CAGR performance, 10% of the award will be released for the achievement of median growth and 50% of the award will be released for the achievement of upper quartile growth. Vesting between all stated points will be on a straight line basis.
      The asset disposal program, which can significantly impact Return on Capital Employed (“ROCE”), will complete during 2006. The Committee believes that a rooms’ growth related performance measure is now the more appropriate measure going forward, effectively aligning an appropriate element of incentive pay with the Group’s stated objective of increasing the number of rooms in the IHG system.
      Benefits under the Performance Restricted Share Plan are not pensionable and the awards lapse if the performance conditions are not met.
      During the year, IHG has remained within its headroom limits for the issue of new shares under the share incentive schemes. Prior to the capital reorganization of June 2005 and the consequent reduction in the Company’s share capital, the Company’s position under the Association of British Insurer’s guidelines (that dilution under discretionary schemes should not exceed 5% in 10 years) was that shares equivalent to only 4.58% of ordinary share capital had been allocated. Against the guideline that overall dilution under all schemes should not exceed 10% in 10 years, IHG had allocated only 4.95%. These figures exclude obligations which are to be settled with shares purchased in the market.

Companies used for comparison
      In assessing levels of pay and benefits, IHG compares the packages offered by different groups of comparator companies. These groups are chosen having regard to participants’:

•	size — revenue, profits and the number of people employed;

•	diversity and complexity of businesses;

•	geographical spread of businesses;

•	industry type; and

•	relevance as:

a) a potential recruitment target

b) a potential threat in respect of attracting IHG talent.
      External consultants are used to advise the Remuneration Committee on the structure and level of pay and benefits in IHG’s markets.

Policy on external appointments
      The Company recognizes that its directors may be invited to become non-executive directors of other companies and that such duties can broaden experience and knowledge, and benefit the business. Executive directors are, therefore, allowed to accept one non-executive appointment (excluding positions where the director is appointed as the Group’s representative), subject to Board approval, as long as this is not likely to lead to a conflict of interest, and to retain the fees received. David Webster received £20,000 during the year for his services as a non-executive director.

Contracts of service

a) Policy
      The Remuneration Committee’s policy is for executive directors to have rolling contracts with a notice period of 12 months.

      Richard Hartman, Stevan Porter and Richard Solomons have service agreements with a notice period of 12 months. Andrew Cosslett entered into a service agreement with an initial notice period of 24 months, reducing month by month to 12 months after 12 months of service. As at the date of this report, Andrew Cosslett’s notice period is 12 months. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial period reducing to 12 months may be used.
      No provisions for compensation for termination following change of control, or for liquidated damages of any kind, are included in the current directors’ contracts. In the event of any early termination of an executive director’s contract, the policy is to seek to minimise any liability.
      David Webster ceased to act in his temporary capacity as interim Chief Executive following the appointment of Andrew Cosslett as Chief Executive on February 3, 2005. David Webster’s appointment as non-executive Chairman, effective from January 1, 2004, is subject to six months’ notice.
      Non-executive directors, Ralph Kugler, Robert C. Larson, Sir David Prosser and Sir Howard Stringer signed letters of appointment effective from the listing of IHG PLC in April 2003. These were renewed, effective from completion of the capital reorganization of the Group and the listing of new IHG PLC shares on June 27, 2005. David Kappler signed a letter of appointment effective from his date of original appointment to the Board on June 21, 2004. This was also renewed, effective from June 27, 2005. Jennifer Laing and Jonathan Linen signed letters of appointment effective from their appointment dates, respectively August 25, 2005 and December 1, 2005.
      All non-executive directors’ appointments, with the exception of the Chairman, are subject to three months’ notice.
     b) Directors’ contracts

	Contract	Unexpired term/
Directors	effective date	notice period

Andrew Cosslett	2.3.05	12 months
Richard Hartman	4.15.03	12 months
Stevan Porter	4.15.03	12 months
Richard Solomons	4.15.03	12 months
Note: each of the executive directors signed a letter of appointment, effective from completion of the capital reorganization of the Group and the listing of new IHG PLC shares on June 27, 2005. The terms of each appointment were as set out in each Executive Director’s original service agreement.
     Policy regarding pensions
      UK-based executive directors and senior employees participate on the same basis in the executive section of the InterContinental Hotels UK Pension Plan and, if appropriate, the InterContinental Executive Top-Up Scheme. The latter is an unfunded arrangement. However, appropriate security is provided via a fixed charge on a hotel asset. Stevan Porter and senior US-based executives participate in US retirement benefits plans. Executives in other countries, who do not participate in these plans, will participate in local plans, or the InterContinental Hotels Group International Savings & Retirement Plan.
      Currently, the pension arrangements for UK-based executive directors and other senior employees provide benefits from both the tax-approved InterContinental Hotels UK Pension Plan and the unfunded InterContinental Executive Top-Up Scheme. In response to the new pension regime resulting from the Finance Act 2004 and applying from April 2006, these plans will be amended to continue to provide, tax efficiently, similar benefits in total, but with a different split of benefits between the two plans.
      As an alternative to these arrangements, a cash allowance may be taken.

     Directors’ Emoluments

				Total emoluments
				excluding pensions
	Basic
	salaries	Performance		1.1.05 to	1.1.04 to
	and fees	payments	Benefits	12.31.05	12.31.04

	(£ thousand)
Executive Directors
Andrew Cosslett(1)	642	—	21	663	—
Richard Hartman	496	—	302	798	775
Stevan Porter(2)	402	—	27	429	368
Richard Solomons	406	—	17	423	400
Non-executive Directors
David Webster(3)	519	—	3	522	424
David Kappler(4)	80	—	—	80	35
Ralph Kugler(5)	50	—	—	50	42
Jennifer Laing(5)	18	—	—	18	—
Robert C. Larson(5)	50	—	—	50	42
Jonathan Linen(5)	4	—	—	4	—
Sir David Prosser(6)	65	—	—	65	50
Sir Howard Stringer(5)	50	—	—	50	42
Former directors(7)	488	413	16	917	1,249

Total	3,270	413	386	4,069	3,427

(1)	Andrew Cosslett joined the Company on February 3, 2005. The emoluments shown include a £53,737 cash payment made as part of his recruitment terms.

(2)	Emoluments for Stevan Porter include £41,140 that were chargeable to UK income tax and £19,088 reimbursement of interest and charges due to a payroll error.

(3)	Fees paid to David Webster represent £41,667 per month payable to him until May 2, 2005 in his capacity as interim Chief Executive and a fixed fee of £350,000 pa for his role as non-executive Chairman.

(4)	With effect from January 1, 2005, David Kappler is paid a total annual fee of £80,000, reflecting his roles as Senior Independent Director and Chairman of the Audit Committee.

(5)	With effect from January 1, 2005, an annual fee of £50,000 is payable to each of Ralph Kugler, Robert C. Larson and Sir Howard Stringer. All fees due to Ralph Kugler are paid to Unilever. Jennifer Laing and Jonathan Linen are paid an annual fee of £50,000 each effective from their dates of appointment, respectively August 25, 2005 and December 1, 2005.

(6)	With effect from January 1, 2005, Sir David Prosser is paid a total annual fee of £65,000, reflecting his role as Chairman of the Remuneration Committee.

(7)	Richard North resigned as a director and as Chief Executive on September 30, 2004 and ceased employment with the Company on December 31, 2004. The emoluments shown for 2004 are for the full year. This includes his participation in the Short Term Deferred Incentive Plan which, in accordance with plan rules, had to be paid in cash due to his employment ending. He was eligible to participate in the Short Term Deferred Incentive Plan for the 2005 performance year. This award was made in cash and pro-rated to September 30, 2005. Richard North’s severance arrangements also provided for him to receive a payment of one month’s basic salary in each month up to September 2005. Sir Ian Prosser retired on December 31, 2003. However, he had an ongoing healthcare benefit of £840 during the year.
     ‘Performance payments’ include bonus awards in cash in respect of participation in the Short Term Deferred Incentive Plan (“STDIP”), but exclude bonus awards in deferred shares and any matching shares, details of which are set out in the STDIP table on page F-33.
      ‘Benefits’ incorporate all tax assessable benefits arising from the individual’s employment. For Messrs Cosslett, Hartman and Solomons, this relates in the main to the provision of a fully expensed company car and private healthcare cover. In addition, Mr Hartman received housing, child education and other expatriate benefits. For Stevan Porter, benefits relate in the main to private healthcare cover and financial counselling.

     Long-term Reward
     Performance Restricted Share Plan (“PRSP”)
      In 2005, there were three cycles in operation and one cycle which vested.
      The awards made in respect of the Performance Restricted Share Plan cycles ending on December 31, 2004, December 31, 2005, December 31, 2006 and December 31, 2007 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are set out in the table below. In respect of the cycle ending on December 31, 2005, the Company finished in fifth place in the TSR group and achieved ROCE growth of 46%. Accordingly, 42.8% of the award vested on March 3, 2006.

															Maximum	Expected
			Maximum					PRSP shares					Maximum		value based	value
	Maximum		PRSP shares			Market		vested during	Market			Actual/	PRSP		on share	based on
	PRSP		awarded during			price per		the year	price per			planned	shares		price of	share price
	shares held		the year 1.1.05		Award	share at		1.1.05 to	share at	Value at		vesting	held at		839.5p at	of 839.5p
	at 1.1.05		to 12.31.05		date	award		12.31.05	vesting	vesting		date	12.31.05		12.31.05	at 12.31.05

										£					£	£
Directors
Andrew Cosslett			68,216	(2)	4.1.05	617.5	p	—				3.3.06	68,216		572,674	245,105	(8)
			136,432	(3)	4.1.05	617.5	p	—				3.9.07	136,432		1,145,347
			276,200	(4)	6.29.05	706	p	—				3.7.08	276,200		2,318,699

Total													480,848		4,036,720

Richard Hartman	111,930	(1)			6.18.03	445p		67,158	660p	443,243		3.11.05	—
	167,900	(2)			6.18.03	445p		—				3.3.06	167,900		1,409,521	603,275	(8)
	165,130	(3)			6.24.04	549.5p		—				3.9.07	165,130		1,386,267
			214,870	(4)	6.29.05	706p		—				3.7.08	214,870		1,803,834

Total													547,900		4,599,622

Stevan Porter	113,810	(1)			6.18.03	445p		68,286	660p	450,688	(7)	3.11.05	—
	170,710	(2)			6.18.03	445p		—				3.3.06	170,710		1,433,111	613,372	(8)
	142,290	(3)			6.24.04	549.5p		—				3.9.07	142,290		1,194,525
			174,900	(4)	6.29.05	706p		—				3.7.08	174,900		1,468,286

Total													487,900		4,095,922

Richard Solomons	110,110	(1)			6.18.03	445p		66,066	660p	436,036		3.11.05	—
	165,160	(2)			6.18.03	445p		—				3.3.06	165,160		1,386,519	593,431	(8)
	144,990	(3)			6.24.04	549.5p		—				3.9.07	144,990		1,217,192
			176,550	(4)	6.29.05	706p		—				3.7.08	176,550		1,482,138

Total													486,700		4,085,849

Former Directors
Richard North	188,760	(1)			6.18.03	445p		113,256	660p	747,490		3.11.05	—
	283,140	(2)(5)			6.18.03	445p		—				3.3.06	259,545	(4)	2,178,881	932,562	(8)
	248,560	(3)(5)			6.24.04	549.5p		—				3.9.07	144,993	(4)	1,217,217

Total													404,538		3,396,098

Sir Ian Prosser	65,410	(1)(6)			6.18.03	445p		39,246	660p	259,024		3.11.05	—
	65,410	(2)(6)			6.18.03	445p		—				3.3.06	65,410		549,117	235,023	(8)

Total													65,410		549,117

Total															20,763,328

(1)	This “transitional” award was based on performance to December 31, 2004 where the performance measure related to the Company’s Total Shareholder Return (“TSR”) against a group of 11 other comparator companies. The number of shares released was graded, according to where the Company finished in the comparator group, with 100% of the award being released for first or second position and 20% of the award being released for sixth place. The Company finished in fourth place and accordingly 60% of the award vested on March 11, 2005.

(2)	This award is based on performance to December 31, 2005 where the performance measure relates to both the Company’s TSR against a group of 11 other comparator companies and growth in return on capital employed (“ROCE”). The number of shares released is graded, according to a) where the Company finishes in the TSR comparator group, with 50% of the award being released for first or second position and 10% of the award being released for sixth place; and b) growth in ROCE, with 50% of the award being released for 80% growth and 10% of the award being released for 30% growth.

(3)	This award is based on performance to December 31, 2006 where the performance measure relates to both the Company’s TSR against a group of 10 other comparator companies and growth in ROCE.

(4)	This award is based on performance to December 31, 2007 where the performance measure relates to both the Company’s TSR against a group of 10 other comparator companies and cumulative annual growth of rooms in the IHG system against a group of nine other comparator companies.

(5)	Richard North’s awards were pro-rated to reflect his contractual service during the applicable performance periods.

(6)	Sir Ian Prosser’s awards were pro-rated to reflect his actual service during the applicable performance periods.

(7)	The value of Stevan Porter’s shares at vesting includes £43,190 that was chargeable to UK income tax.

(8)	The Company finished in fifth place in the TSR group and achieved ROCE growth of 46%. Accordingly, 42.8% of the award vested on March 3, 2006, with 29,196; 71,861; 73,063 and 70,688 shares released to Messrs Cosslett, Hartman, Porter and Solomons respectively.
     Short Term Deferred Incentive Plan (STDIP)
      Messrs Cosslett, Hartman, Porter and Solomons participated in the STDIP during the year ended December 31, 2005, and received an award on March 8, 2006.
      The awards, inclusive of matching shares, are as follows:

			Market price
			per share at	Value
	Award date	No of shares	award	on award

				£
Andrew Cosslett	3.08.06	105,276	853.67	898,709
Richard Hartman	3.08.06	64,518	853.67	550,771
Stevan Porter	3.08.06	67,557	853.67	576,714
Richard Solomons	3.08.06	67,296	853.67	574,486

      Directors’ pre-tax interests during the year were:

		STDIP				STDIP
		shares				shares							Value
		awarded				vested							based on
	STDIP	during			Market	during		Market		STDIP			share
	shares	the year			price per	the year		price per		shares	Planned		price of
	held at	1.1.05 to		Award	share at	1.1.05 to	Vesting	share at	Value at	held at	vesting		839.5p at
	1.1.05	12.31.05		date	award	12.31.05	date	vesting	vesting	12.31.05	date		12.31.05

									£				£
Directors
Andrew Cosslett		79,832	(1)	4.1.05	617.5p	—				39,916	4.1.06		335,095
										39,916	4.1.07		335,095

Total										79,832			670,190

Richard Hartman		88,341	(2)	3.16.05	654p	—				29,447	3.16.06	(5)	247,208
										29,447	3.16.07		247,208
										29,447	3.16.08		247,208

Total										88,341			741,624

Stevan Porter		80,934	(3)	3.16.05	654p	—				26,978	3.16.06	(5)	226,481
										26,978	3.16.07		226,481
										26,978	3.16.08		226,481

Total										80,934			679,443

Richard Solomons		87,061	(4)	3.16.05	654p	—				29,020	3.16.06	(5)	243,623
										29,020	3.16.07		243,623
										29,021	3.16.08		243,632

Total										87,061			730,878

(1)	This special award was made to Andrew Cosslett as part of his overall recruitment terms. The shares will vest in equal portions on the first and second anniversary of the award date, subject to his continued employment until that time.

(2)	This award was based on financial year 2004 performance and the bonus target was 50% of base salary. Richard Hartman was awarded 70% (maximum) of his bonus target for EPS performance, 49% of his bonus target for EMEA earnings before interest and tax (EBIT) performance and 45% of his bonus target for his personal performance. Richard Hartman’s total bonus was therefore 164% of his bonus target. One matching share was awarded for every two bonus shares earned.

(3)	This award was based on financial year 2004 performance and the bonus target was 50% of base salary. Stevan Porter was awarded 70% (maximum) of his bonus target for EPS performance, 70% (maximum) of his bonus target for the Americas EBIT performance and 60% (maximum) of his bonus target for his personal performance. Stevan Porter’s total bonus was therefore 200% (maximum) of his bonus target. One matching share was awarded for every two bonus shares earned.

(4)	This award was based on financial year 2004 performance and the bonus target was 50% of base salary. Richard Solomons was awarded 70% (maximum) of his bonus target for EPS performance, 70% (maximum) of his bonus target for Company EBIT performance and 60% (maximum) of his bonus target for his personal performance. Richard Solomons’ total bonus was therefore 200% (maximum) of his bonus target. One matching share was awarded for every two bonus shares earned.

(5)	On March 16, 2006 being the first anniversary of award, the shares detailed in the table above were duly released to the individuals concerned.

     Share Options

	Ordinary shares under option
						Weighted
	Options held at	Granted	Lapsed	Exercised	Options	average
	1.1.05 or date	during the	during the	during the	held at	option	Option
Directors	of appointment	year	year	year	12.31.05	price	price

						(pence)	(pence)
Andrew Cosslett
		157,300					619.83
b					157,300

Total		157,300	—	—	157,300	619.83

Richard Hartman	834,022					435.70
		118,810					619.83
a					364,388	398.99
b					588,444	495.61

Total	834,022	118,810	—	—	952,832	458.66

Stevan Porter	658,319					449.47
		96,370					619.83
				178,176			409.36
b					576,513	490.34

Total	658,319	96,370	—	178,176	576,513	490.34

Richard Solomons	813,360					426.49
		100,550					619.83
				357,545		375.24
b					574,365	492.24

Total	831,360	100,550	—	357,545	574,365	492.24

(a)	Where the options are exercisable and the market price per share at December 31, 2005 was above the option price; and

(b)	Where options are not yet exercisable. A performance condition has to be met before these options can be exercised.
     Rolled over options, all of which are showing in (a) above, became exercisable on the separation of Six Continents PLC in April 2003 and will lapse on various dates up to October 2012. Rolled over options ceased to be subject to performance conditions on Separation. Executive share options granted in 2003 and 2004 are exercisable between May 2006 and April 2014, subject to the achievement of the performance condition. Sharesave options granted in 2003 are exercisable between March 2007 and March 2009. Share options under the IHG Executive Share Option Plan were granted on April 4, 2005 at an option price of 619.83p. These options are exercisable between April 2008 and April 2015, subject to the achievement of the performance condition.
      Option prices range from 308.48p to 619.83p per IHG PLC share. The closing market value share price on December 30, 2005 was 839.50p and the range during the year was 634.98p to 839.50p per share.
      The gain on exercise by Directors in aggregate was £1,658,109 in the year ended December 31, 2005 (nil in the year ended December 31, 2004). The market value share prices on the exercise of options by Stevan Porter and Richard Solomons were 728p per share and 720.50p per share respectively.

     Directors’ Shareholdings

	December 31, 2005		January 1, 2005(1)
	InterContinental Hotels Group PLC		InterContinental Hotels Group PLC
	ordinary shares of 10p(4)		ordinary shares of 112p(2)(4)

Executive Directors
Andrew Cosslett	7,332		—
Richard Hartman	70,117		45,247
Stevan Porter	64,589		88,077
Richard Solomons	60,339		16,031
Non-executive Directors
David Kappler	1,908		2,602
Ralph Kugler	654		892
Jennifer Laing	—		—
Robert C. Larson	7,857	(3)	10,714	(3)
Jonathan Linen	—		—
Sir David Prosser	3,273		4,464
Sir Howard Stringer	5,548		7,566
David Webster	31,823		13,395

(1)	Or date of appointment, if later.

(2)	These share interests were in InterContinental Hotels Group PLC 112p ordinary shares prior to the capital reorganization effective from June 27, 2005. For every 15 existing InterContinental Hotels Group PLC shares held on June 24, 2005, shareholders received 11 new ordinary shares of 10p each and £24.75 in cash.

(3)	Held in the form of American Depositary Receipts.

(4)	These shareholdings are all beneficial interests and include shares held by Directors’ spouses and other connected persons. None of the Directors has a beneficial interest in the shares of any subsidiary.
     At December 31, 2005, the executive directors of the Company, as potential beneficiaries under the Company’s Employee Benefit Trust (the “Trust”), were each technically deemed to be interested in 2,940,245 unallocated IHG PLC shares held by the Trust. As at March 17, 2006 the number of shares held by the Trust in which these Directors hold a residual interest was 2,295,205 in total.
      The Company’s Register of Directors’ Interests, which is open to inspection at the Registered Office, contains full details of Directors’ shareholdings and share options.
     Directors’ Pensions
      The following information relates to the pension arrangements provided for Messrs Cosslett, Hartman and Solomons under the executive section of the InterContinental Hotels UK Pension Plan (the “IC Plan”) and the unfunded InterContinental Executive Top-Up Scheme (“ICETUS”).
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
      Richard Hartman, who reached the IC Plan normal pension age of 60 on January 30, 2006, ceased to be an active member of the IC Plan and ICETUS with effect from the date, and in future will participate in the InterContinental Hotels Group International Savings and Retirement Plan.

      Stevan Porter has retirement benefits provided via the 401(k) Retirement Plan for employees of Six Continents Hotels Inc. (401(k)) and the Six Continents Hotels Inc. Deferred Compensation Plan (“DCP”).
      The 401(k) is a tax qualified plan providing benefits on a defined contribution basis, with the member and the relevant company both contributing. The DCP is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing.
     Directors’ Pension Benefits

Increases in
transfer value
			Transfer value		over the
		Directors’	of accrued benefits		year, less	Increase	Increase	Accrued
	Age at	contributions			Directors’	in accrued	in accrued	pension at
	Dec 31, 2005	in the year	Jan 1, 2005	Dec 31, 2005	contributions	pension	pension	Dec 31, 2005

			£	£	£
		(note 1)				(note 2)	(note 3)	(note 4)
		£				£ pa	£ pa	£ pa
Directors
Andrew Cosslett	50	14,400	Nil	266,900	252,500	19,700	19,700	19,700
Richard Hartman	59	15,700	1,189,800	1,848,200	642,700	23,400	21,500	86,600
Richard Solomons	44	15,700	834,100	1,227,100	377,300	22,500	19,600	119,300

note 1:	Contributions paid in the year by the Directors under the terms of the plans.

note 2:	The absolute increase in accrued pension during the year.

note 3:	The increase in accrued pension during the year excluding any increase for inflation, on the basis that increases to accrued pensions are applied at October 1.

note 4:	Accrued pension is that which would be paid annually on retirement at 60, based on service to December 31, 2005.
     The figures shown in the above table relate to the final salary plans only. For defined contribution plans, the contributions made by and in respect of Stevan Porter during the year are:

Director’s contribution to			Company’s contribution to
	DCP	401(k)		DCP	401(k)

	£	£		£	£
Stevan Porter	20,300	5,800	Stevan Porter	59,400	4,700

Note 4 —	Auditors’ Remuneration paid to Ernst & Young LLP

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Audit fees	3.9	3.8
Audit related fees	2.7	1.6
Tax fees	0.6	0.5

	7.2	5.9

      Non-audit fees payable for UK services were £2.1 million (2004 £1.1 million).
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

Note 5 —	Special Items

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Other operating income and expenses
Impairment of property, plant and equipment(i)	(7)	(48)
Restructuring costs(ii)	(13)	(11)
Property damage(iii)	(9)	—
Employee benefits curtailment gain(iv)	7	—
Reversal of previously recorded provisions(v)	—	20
Provision for investment in associates(vi)	—	(16)
Provision for investment in other financial assets	—	(2)
Write back of provision for investment in other financial assets	—	8

	(22)	(49)

Financing
Financial income(vii)	—	22
Financial expenses(viii)	—	(16)
Financial expense on early settlement of debt(ix)	—	(17)

	—	(11)

Tax
Tax credit on above items	—	22
Special tax credit(x)	8	161

	8	183

Gain on disposal of assets
Gain on disposal of assets	349	15
Tax (charge)/credit	(38)	4

	311	19

The above items are treated as special by reason of their size or incidence (see Note 9).

(i)	Property, plant and equipment were written down by £7 million (2004 £48 million) following an impairment review of the hotel estate.

(ii)	Restructuring costs relate to the delivery of the further restructuring of the Hotels business.

(iii)	Damage to properties resulting from fire and natural disasters.

(iv)	A curtailment gain arose as a result of the sale of UK hotel properties.

(v)	Following adoption of IAS 39 at January 1, 2005, adjustments to market value are recorded directly in equity. In 2004, under UK GAAP, the adjustment is a reversal of previously recorded provisions.

(vi)	Relates to an impairment in value of associate investments.

(vii)	Relates to interest on special tax refunds.

(viii)	Relates to costs of closing out currency swaps and costs related to refinancing the Company’s debt.

(ix)	Relates to premiums paid on the repurchase of the Company’s public debt.

(x)	Represents the release of provisions relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, principally relating to acquisitions (including provisions relating to pre-acquisition periods) and disposals, intra-group financing and, in 2004, the recognition of a deferred tax asset of £83 million in respect of capital losses.

Note 6 — Finance costs

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Financial income
Interest on tax refunds	—	22
Interest income	30	48

	30	70

Financial expenses
Financial expense on early settlement of debt	—	17
Costs of closing out currency swaps and refinancing the Group’s debt	—	16
Interest expense — Hotels	54	70
Interest expense — Soft Drinks	9	—

	63	103

Note 7 — Tax

Income tax

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
UK corporation tax at 30% (2004 30%):
Current period	11	23
Adjustments in respect of prior periods	(6)	(48)

	5	(25)

Foreign tax:
Current period	149	62
Benefit of tax losses on which no deferred tax previously recognized	(2)	(9)
Adjustments in respect of prior periods	(19)	(82)

	128	(29)

Total current tax	133	(54)

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Deferred tax:
Origination and reversal of temporary differences	(3)	18
Changes in tax rates	(2)	(11)
Adjustments to estimated recoverable deferred tax assets	1	12
Adjustments in respect of prior periods	(11)	(96)

Total deferred tax	(15)	(77)

Total income tax on profit for the year	118	(131)

Further analyzed as tax relating to:
Profit before special items	88	56
Special items (Note 5):
Other operating income and expenses:
Impairment of property, plant and equipment	—	(14)
Restructuring costs	—	(8)
Provision for investment in other financial assets	—	3
Financing:
Financial expense on early settlement of debt	—	(5)
Other	—	2
Special tax credit(i)	(8)	(161)

Tax charge /(credit)	80	(127)
Gain on disposal of assets	38	(4)

	118	(131)

The tax charge /(credit), excluding gain on disposal of assets, can be further analyzed as relating to:
Profit on continuing operations	28	(194)
Profit on discontinued operations	52	67

	80	(127)

(i)	Represents the release of provisions relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, principally relating to acquisitions (including provisions relating to pre-acquisition periods) and disposals, intra-group financing and, in 2004, the recognition of a deferred tax asset of £83 million in respect of capital losses.

Tax reconciliations

Reconciliation of tax charge /(credit) on total profit, including gain on disposal of assets

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	%	%
UK corporation tax at standard rate	30.0	30.0
Permanent differences	1.3	1.5
Net effect of different rates of tax in overseas businesses	2.9	6.3
Effect of changes in tax rates	(0.3)	(3.9)
Benefit of tax losses on which no deferred tax previously recognized	(0.1)	(1.1)
Effect of adjustments to estimated recoverable deferred tax assets	0.1	4.3
Adjustment to tax charge in respect of prior periods	(4.5)	(22.6)
Other	(0.1)	0.6
Special items and gains on disposal of assets	(10.7)	(61.9)

	18.6	(46.8)

Note 8 — Dividends paid and proposed

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

	(pence per share)		(£ million)
Paid during the year:
Final (declared in previous year)	10.00	9.45	61	70
Interim	4.60	4.30	20	29
Special interim	—	72.00	—	501

	14.60	85.75	81	600

      Proposed for approval at the Annual General Meeting (not recognized as a liability at December 31):

Final	10.70	10.00	46	62

      The proposed final dividend is payable on the shares in issue at March 31, 2006.
Note 9 — Earnings per ordinary share
      Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders of £496 million (2004 £383 million) by 521 million (2004 710 million), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.
      Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of dilutive ordinary shares is 533 million (2004 718 million).
      Shareholder approval was given on June 1, 2005 to recommended proposals for the return of approximately £1 billion to shareholders by way of a capital reorganization (by means of a scheme of arrangement under Section 425 of the Companies Act 1985). Under the arrangement, shareholders received 11 new ordinary shares and £24.75 cash in exchange for every 15 existing ordinary shares held on June 24, 2005.

The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.

	Year ended		Year ended
	December 31,		December 31,
	2005		2004

	Continuing		Continuing
	operations	Total	operations	Total

	(£ million)
Basic earnings per share
Profit available for equity holders	116	496	246	383
Basic weighted average number of ordinary shares (millions)	521	521	710	710
Basic earnings per share (pence)	22.3	95.2	34.6	53.9

Adjusted earnings per share
Profit available for equity holders	116	496	246	383
Less adjusting items:
Other operating income and expenses (Note 5)	22	22	49	49
Financing (Note 5)	—	—	11	11
Tax (Note 5)	(8)	(8)	(183)	(183)
Gain on disposal of assets, net of tax	—	(311)	—	(19)

Adjusted earnings	130	199	123	241
Basic weighted average number of ordinary shares (millions)	521	521	710	710
Adjusted earnings per share (pence)	24.9	38.2	17.3	33.9

Diluted earnings per share
Profit available for equity holders	116	496	246	383
Diluted weighted average number of ordinary shares (millions) (see below)	533	533	718	718
Diluted earnings per share (pence)	21.8	93.1	34.3	53.3

	2005	2004

	(millions)
Diluted weighted average of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	521	710
Dilutive potential ordinary shares — employee share options	12	8

	533	718

      Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by special items, to give a more meaningful comparison of the Company’s performance.

Note 10 — Property, Plant and Equipment

	Land	Fixtures,
	and	fittings and	Plant and
	buildings	equipment	machinery	Total

	(£ million)
Year ended December 31, 2004
Cost:
At January 1, 2004	3,004	1,635	165	4,804
Exchange and other adjustments	(59)	(34)	—	(93)
Additions	50	140	27	217
Net transfers to non-current assets classified as held for sale	(1,471)	(667)	—	(2,138)
Disposals	(83)	(89)	(10)	(182)
Impairment	(20)	—	—	(20)

At December 31, 2004	1,421	985	182	2,588

Depreciation:
At January 1, 2004	168	608	97	873
Exchange and other adjustments	(6)	(9)	—	(15)
Provided	12	131	18	161
Net transfers to non-current assets classified as held for sale	(59)	(253)	—	(312)
On disposals	(11)	(52)	(10)	(73)
Impairment	28	—	—	28

At December 31, 2004	132	425	105	662

Net book value at December 31, 2004	1,289	560	77	1,926

Year ended December 31, 2005
Cost:
At January 1, 2005	1,421	985	182	2,588
Exchange and other adjustments	34	13	—	47
Additions	15	107	18	140
Net transfers to non-current assets classified as held for sale	(163)	(150)	—	(313)
Disposals	(152)	(333)	(200)	(685)
Impairment	—	(7)	—	(7)

At December 31, 2005	1,155	615	—	1,770

Depreciation:
At January 1, 2005	132	425	105	662
Exchange and other adjustments	—	14	—	14
Provided	11	88	17	116
Net transfers to non-current assets classified as held for sale	(10)	(58)	—	(68)
On disposals	(32)	(156)	(122)	(310)

At December 31, 2005	101	313	—	414

Net book value at December 31, 2005	1,054	302	—	1,356

      During the year ended December 31, 2005 property, plant and equipment have been written down by £7 million (2004 £48 million) following an impairment review of certain hotel assets based on current market trading conditions. The fair value has been measured by reference to recent transactions for hotel assets in relevant markets.
Note 11 — Held for Sale and Discontinued Operations

Hotels
      During the year ended December 31, 2005, the Company sold 112 hotels (2004 10 hotels) continuing the asset disposal program commenced in 2003. At December 31, 2004, 106 hotel properties were classified as held for sale. During 2005, an additional 35 hotel properties were added and three hotel properties were removed from the held for sale classification. At December 31, 2005 and December 31, 2004, no gain or loss arose on the measurement to fair value less cost to sell of held for sale assets.

	Year ended
	December 31,

Net assets of hotels on disposal	2005	2004

	(£ million)
Property, plant and equipment	1,961	100
Goodwill	20	—
Net working capital	1	(1)
Cash and cash equivalents	16	—
Deferred tax payable	(121)	(5)
Minority equity interest	—	(11)

Company’s share of net assets disposed of	1,877	83

Net cash inflow
Cash consideration (net of costs paid)	1,832	101
Cash disposed of	(16)	—

	1,816	101

Total consideration
Cash consideration (net of cost paid)	1,832	101
Deferred consideration	40	—
Management contract value	82	—
Tax (charge)/credit	(38)	4
Other	(12)	(3)

	1,904	102

	Year ended
	December 31,
Assets and liabilities held for sale	2005	2004

	(£ million)
Non-current assets classified as held for sale:
Property, plant and equipment	279	1,826

Liabilities classified as held for sale:
Deferred tax payable	(34)	(148)

	Year ended
	December 31,
Cash flows related to discontinued operations	2005	2004

	(£ million)
Operating profit before interest, depreciation and amortization	94	203
Investing activities	(44)	(78)
Financing activities	(13)	(3)
     Soft Drinks
      During December 2005, the Company disposed of all of its interests in the Soft Drinks business with the initial public offering of Britvic plc.

Net liabilities of Soft Drinks on disposal	2005

(£ million)
Property, plant and equipment	234
Goodwill	18
Software	25
Inventories	36
Trade and other receivables	141
Cash and cash equivalents	1
Current liabilities	(162)
Borrowings	(341)
Employee benefits	(91)
Deferred tax payable	8
Minority equity interest	66

Company’s share of net liabilities disposed of	(65)

Net cash inflow
Cash consideration (net of costs paid)	221
Cash disposed of	(1)

220

Total consideration
Cash consideration (net of costs paid)	221
Other	(2)

219

Cash flows related to discontinued operations	2005	2004

	(£ million)
Operating profit before interest, depreciation and amortization	115	123
Investing activities	(47)	(70)
Financing activities	162	(25)

Note 12 — Goodwill

Goodwill

(£ million)
Year ended December 31, 2004
Cost:
At January 1, 2004	158
Exchange and other adjustments	(6)

At December 31, 2004	152

Year ended December 31, 2005
Cost:
At January 1, 2005	152
Disposals	(44)
Exchange and other adjustments	10

At December 31, 2005	118

      Goodwill acquired through past business combinations has been allocated to cash-generating units (“CGUs”) for impairment testing as follows:

	2005	2004

	(£ million)
Hotels
Americas managed and franchised operations (comprising several CGUs)	82	75
Asia Pacific managed and franchised operations	36	53
Soft Drinks	—	24

	118	152

      The recoverable amounts of the Hotels CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates and growth rates. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. Growth rates are based on both management development plans and industry growth forecasts.
     Americas managed and franchised operations
      The Company prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolates cash flows for the following four years based on an estimated growth rate of 4% (2004 5%). After this period, the terminal value of future cash flows is calculated based on a perpetual growth rate of approximately 2% (2004 2%). The rate used to discount the forecast cash flow ranges from 10.0% to 10.5% (2004 10.0% to 10.5%).
     Asia Pacific managed and franchised operations
      The Company prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolates cash flows for the following four years based on an estimated growth rate of 4% (2004 7%). After this period, the terminal value of future cash flows is calculated based on a perpetual growth rate of approximately 4% (2004 4%). The rate used to discount the forecast cash flows is 11.0% (2004 11.0%).
      The reduction in growth rates from 2004 is a result of the completion of several sale and manage back transactions in 2005 which had previously been included in forecast growth rates.

Note 13 — Intangible assets

		Management	Other
	Software	contracts	intangibles	Total

		(£ million)
Year ended December 31, 2004
Cost:
At January 1, 2004	22	—	23	45
Additions	32	—	1	33
Exchange and other adjustments	(2)	—	(2)	(4)

At December 31, 2004	52	—	22	74

Amortization:
At January 1, 2004	2	—	7	9
Provided	12	—	—	12
Exchange and other adjustments	(1)	—	—	(1)

At December 31, 2004	13	—	7	20

Net book value at December 31, 2004	39	—	15	54

Year ended December 31, 2005
Cost:
At January 1, 2005	52	—	22	74
Additions	14	82	5	101
Disposals	(32)	—	(1)	(33)
Exchange and other adjustments	4	2	2	8

At December 31, 2005	38	84	28	150

Amortization:
At January 1, 2005	13	—	7	20
Provided	9	3	2	14
On disposals	(7)	—	—	(7)
Exchange and other adjustments	2	—	1	3

At December 31, 2005	17	3	10	30

Net book value at December 31, 2005	21	81	18	120

Note 14 — Investments in associates
      The Company holds eight (2004 eight) investments accounted for as associates. The following table summarizes the financial information of the associates.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Share of associates’ balance sheet
Current assets	4	5
Non-current assets	93	92
Current liabilities	(9)	(7)
Non-current liabilities	(46)	(48)

Net assets	42	42

Share of associates’ revenue and profit
Revenue	18	14
Net profit	1	—

Related party transactions
Revenue from related parties	3	3
Amounts owed by related parties	2	1

Note 15 — Other Financial Assets

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Non-current
Equity securities available-for-sale	41	19
Other	72	61

	113	80

Current
Equity securities available-for-sale	104	80
Derivatives	2	—

	106	80

      Available-for-sale financial assets consist of equity investments in listed and unlisted shares. The fair value of unlisted equity shares has been estimated using valuation guidelines issued by the British Venture Capital Association and is based on assumptions regarding expected future earnings. Listed equity share valuation is based on observable market prices.
      Other financial assets consist mainly of trade deposits made in the normal course of business. The deposits have been designated as loans and receivables and are held at amortized cost. The fair value has been calculated by discounted future cash flows using prevailing interest rates.

Note 16 — Inventories

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Raw materials	—	9
Finished goods	2	23
Consumable stores	1	10

	3	42

Note 17 — Trade and other receivables

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Trade receivables	160	285
Other receivables	66	58
Other prepayments	26	47

	252	390

      An allowance has been made for doubtful amounts from the provision of services of £47 million (2004 £43 million).
Note 18 — Cash and cash equivalents

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Cash at bank and in hand	34	32
Short-term deposits	290	40

	324	72

      Short-term deposits are highly liquid investments with a maturity of three months or less, in various currencies.

Note 19 — Trade and other payables

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Current
Trade payables	84	159
Other tax and social security payable	12	50
Other payables	174	187
Accruals	186	232
Derivatives	6	—
Provisions (Note 24)	6	5

	468	633

Non-current
Other payables	107	97
Provisions (Note 24)	—	6

	107	103

Note 20 — Loans and other borrowings

	December 31, 2005			December 31, 2004

	Due within	Due after		Due within	Due after
	1 year	1 year	Total	1 year	1 year	Total

	(£ million)
Secured bank loans	2	36	38	2	49	51
Unsecured bank loans	—	374	374	12	1,104	1,116
Other unsecured borrowings	—	—	—	18	3	21

Total borrowings	2	410	412	32	1,156	1,188

Secured bank loans
      These mortgages are secured on the hotel properties to which they relate. The rates of interest and currencies of these loans vary. Amounts falling due after one year include £15 million (2004 £18 million) repayable by instalment. Amounts shown as due within one year are the mortgage repayments falling due within this period. The fair value of secured loans is calculated by discounting the expected future cash flows at prevailing interest rates.

Unsecured bank loans
      Unsecured bank loans are borrowings under the Company’s 2009 £1.1 billion Syndicated Facility and its short-term bilateral loan facilities. Amounts are classified as due within one year where the loan facility expires within this period. Covenants exist on these facilities and as at the balance sheet date the Company was not in breach of these covenants. 2004 comparatives include £9 million in respect of currency swaps shown as unsecured bank loans under UK GAAP. The carrying value of these loans approximates fair value.

Other unsecured borrowings
      In 2004, other unsecured borrowings relate to an £18 million tranche of the 2010 € 600 million Guaranteed Notes 4.75% and £3 million of other loan stock. Most of the Guaranteed Notes were repurchased in December 2004, the remaining £18 million was repurchased at par on January 7, 2005. The other loan stock relates to the Soft Drinks business, was non interest bearing and was repaid during the year.

	December 31, 2005			December 31, 2004

	Utilized	Unutilized	Total	Utilized	Unutilized	Total

	(£ million)
Facilities provided by banks
Committed	412	751	1,163	1,155	542	1,697
Uncommitted	—	14	14	14	50	64

	412	765	1,177	1,169	592	1,761

	December 31,

	2005	2004

	(£ million)
Unutilized facilities expire:
within one year	39	90
after one year but before two years	—	500
after two years	726	2

	765	592

Note 21 — Financial risk management policies

Financial instruments
      The Group’s treasury policy is to manage financial risks that arise in relation to the underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The treasury function does not operate as a profit center.
      The treasury function seeks to reduce the financial risk of the Group and manages liquidity to meet all foreseeable cash needs.
      Treasury activities include money market investments, spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options, and forward rate agreements. One of the primary objectives of the Group’s treasury risk management policy is to mitigate the adverse impact of movements in interest rates and foreign exchange rates.
      Movements in foreign exchange rates, particularly the US dollar and euro, can affect the Group’s reported profit, net assets and interest cover. To hedge this translation exposure as far as is reasonably practical, borrowings are taken out in foreign currencies (either directly or via currency swaps) which broadly match those in which the Group’s major net assets are denominated.
      Foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.
      Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25% and no more than 75% of net borrowings for each major currency. This is achieved through the use of interest rate swaps and options and forward rate agreements.
      Credit risk on treasury transactions is minimised by operating a policy on the investment of surplus funds that generally restricts counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also for individual counterparties. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.
      The Group is in compliance with all of the financial covenants in its loan documentation, none of which is expected to represent a material restriction on funding or investment policy in the foreseeable future.

      Medium and long-term borrowing requirements are met through the Syndicated facility. Short-term borrowing requirements are met from drawings under bilateral bank facilities.

Sensitivities
      Based on the year end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the net interest charge by approximately £1 million, whilst a similar movement in euro interest rates would increase the net interest charge by £4 million.
      A general weakening of the US dollar (specifically a one cent rise in the sterling : US dollar rate) would have reduced the Group’s profit before tax by an estimated £1 million.

Hedging

Interest rate risk
      The Group hedges its interest rate risk by taking out interest rate swaps to fix the interest flows on between 25% and 75% of its borrowings in major currencies. At December 31, 2005 the Group held interest rate swaps with notional principals of US $200 million and €160 million (2004 US $200 million, Australian $60 million, Hong Kong $300 million and € 215 million). The interest rate swaps are designated as cash flow hedges of the syndicated loan facility and they are held on the balance sheet at fair value in other financial assets and other payables.

Foreign currency risk
      The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. The Group hedges a portion of forecast foreign currency income and asset disposal proceeds by taking out forward exchange contracts designated as cash flow hedges. The spot foreign exchange rate is designated as the hedged risk and so the Group takes the forward points on these contracts through finance expenses. The forward contracts all have maturities less than one year from the balance sheet date.
      Forward contracts are held at fair value on the balance sheet as other financial assets and other payables.
      Changes in cash flow hedge fair values are recognized in the unrealized gains and losses reserve to the extent that the hedges are effective. When the hedged item is recognized, the cumulative gains and losses on the hedging instrument are recycled to the income statement.
      During the year, £1.3 million of interest on forward contracts was recognized through finance income and a £4.6 million net foreign exchange gain was recognized in the income statement, recycled against the appropriate hedged item.

Hedge of net investment in a foreign operation
      The Group designates its foreign currency bank borrowings and currency swaps as net investment hedges of foreign operations. The designated risk is the spot foreign exchange risk; the interest on these financial instruments is taken through financial expenses and the swaps are held on the balance sheet at fair value in other financial assets and other payables. Variations in fair value due to changes in the underlying exchange rates are taken to the currency translation reserve until an operation is sold, at which point the cumulative currency gains and losses are recycled against the gain or loss on sale.

Note 22 — Financial Instruments

Interest rate risk
      For each class of interest bearing financial asset and financial liability, the following table indicates the range of interest rates effective at the balance sheet date, the carrying amount on the balance sheet and the periods in which they reprice, if earlier than the maturity date.

			Repricing analysis
		Total
	Effective	carrying	Less than	6 months		More than
As at December 31, 2005	interest rate	amount	6 months	- 1 year	1-2 years	2 years

	(%)	(£ million)
Cash and cash equivalents	0.0-4.5	(324)	(324)	—	—	—
Secured bank loans (fixed)*	6.5-7.8	28	—	—	28	—
Secured bank loans (floating)	2.9-8.5	10	10	—	—	—
Unsecured bank loans:
Euro floating rate	2.9	141	141	—	—	—
— effect of euro IR swaps*	(0.4)		(55)	—	55	—
US dollar floating rate	4.7	162	162	—	—	—
— effect of US dollar IR swaps*	0.2		(87)	87	—	—
Hong Kong dollar floating rate	4.7	71	71	—	—	—

Net debt		88	(82)	87	83	—
Effect of currency swaps:
Receive and pay fixed*	(1.5)	3	3	—	—	—
Receive and pay floating	(2.0)	2	2	—	—	—

		93	(77)	87	83	—

*	These items bear interest at a fixed rate.

     The interest rate profile of the Group’s material financial assets and liabilities, after taking account of the interest rate swap agreements and currency swap agreements at December 31, 2004 was:

						Interest at fixed rate

							Weighted
				Principal			average
		Currency				Weighted	period for
		swap		At variable	At fixed	average	which rate
As at December 31, 2004	Net debt	agreements	Total	rate*	rate	rate	is fixed

			(£ million)			%	(years)
Current asset investments and cash at bank and in hand:
Sterling	26	339	365	365	—	—	—
US dollar	29	—	29	29	—	—	—
Other	28	—	28	28	—	—	—
Borrowings:
Sterling	(247)	—	(247)	(244)	(3)	—	5.0
US dollar	(283)	(52)	(335)	(231)	(104)	4.6	1.7
Euro	(560)	(239)	(799)	(596)	(203)	3.6	1.0
Hong Kong dollar	(69)	—	(69)	(49)	(20)	1.5	0.8
Other	(40)	(48)	(88)	(64)	(24)	5.4	0.7

	(1,116)	—	(1,116)	(762)	(354)	3.9	1.2

*	Primarily based on the relevant inter-bank rate.
     Trade and other receivables and trade and other payables are not included in the above tables as they are non-interest bearing and are not subject to interest rate risk.

Fair values
      The table below compares carrying amounts and fair values of the Group’s financial instruments.

	December 31,		December 31,
	2005		2004*

	Carrying		Carrying
	value	Fair value	value	Fair value

	(£ million)
Financial assets
Cash and cash equivalents (Note 18)	324	324	72	72
Equity securities available-for-sale (Note 15)	145	145	99	102
Cash flow hedging derivatives (Note 15)	2	2	—	9
Other financial assets (Note 15)	72	72	61	61

Financial liabilities
Borrowings (Note 20)	(412)	(412)	(1,188)	(1,188)
Cash flow hedging derivatives (Note 19)	(6)	(6)	—	(3)

*	2004 book value is based on UK GAAP.

Unrecognized gains and losses
      The Group’s unrecognized gains and losses for the period ended December 31, 2004 in derivative financial instruments were:

	Gains	Losses	Total

	(£ million)
Unrecognized at January 1, 2004	4	(30)	(26)
Recognized in the year	(1)	21	20
Arising in the year but not recognized	6	6	12

Unrecognized at December 31, 2004	9	(3)	6

Expected to be recognized in the year ending December 31, 2005	9	(1)	8
Expected to be recognized thereafter	—	(2)	(2)
Note 23 — Share-Based Payments

Short Term Deferred Incentive Plan
      The IHG Short Term Deferred Incentive Plan (“STDIP”) enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of IHG PLC shares together with, in certain cases, a matching award of free shares up to 0.5 times the deferred amount. The bonus and matching shares are deferred and released in three equal tranches on the first, second and third anniversaries of the award date, conditional on the participants remaining in the employment of a participating company. Participation in the STDIP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 624,508 IHG PLC shares were awarded to participants.

Performance Restricted Share Plan
      The Performance Restricted Share Plan (“PRSP”) allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. In determining the level of awards within this maximum limit, the Remuneration Committee takes into account the level of Executive Share Options granted to the same person. At December 31, 2005, conditional rights over 5,173,633 IHG PLC shares had been awarded to employees under the plan. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards.

Executive Share Option Plan
      For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee.
      In April 2005, options were granted to 58 employees over 2,104,570 IHG PLC shares at 619.83 pence per share. For options granted in 2005, the Company’s adjusted earnings per share over the three year performance period ending December 31, 2007 must increase by at least nine percentage points over the increase in the UK Retail Price Index for the same period for any of the award to vest. Options granted in 2005 are exercisable between 2008 and 2015, subject to achievement of the performance condition.

Sharesave Plan
      The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including Executive Directors) provided they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operating during 2005 and no options were granted in the year under the plan.

US Employee Stock Purchase Plan
      The US Employee Stock Purchase Plan will allow eligible employees resident in the US an opportunity to acquire Company American Depositary Shares (“ADS”s) on advantageous terms. The plan, when operational, will comply with Section 423 of the US Internal Revenue Code of 1986. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during 2005 and at December 31, 2005 no options had been granted under the plan.

Former Six Continents Share Schemes
      Under the terms of the Separation in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG PLC shares. As a result of this exchange, 23,195,482 IHG PLC shares were put under option at prices ranging from 308.48p to 593.29p. The exchanged options were immediately exercisable and are not subject to performance conditions. During 2005, 4,138,482 such options were exercised, leaving a total of 7,909,002 such options outstanding at prices ranging from 308.48p to 593.29p. The latest date that any options may be exercised is October 2012.
      The Company recognized £17 million (2004 £12 million) related to equity settled share-based payment transactions during the year.
      The aggregate consideration in respect of ordinary shares issued under option schemes during the year was £10 million (2004 £16 million).
      The following table sets forth awards and options granted during 2005. No awards were granted under the Sharesave Plan or US Employee Stock Purchase Plan during the year.

	Short Term Deferred	Performance Restricted	Executive Share
	Incentive Plan	Share Plan	Option Plan

Number of shares awarded in 2005	624,508	5,173,633	2,104,570

      In 2005 and 2004, the Company used separate option pricing models and assumptions for each plan. The following tables set forth information about how the fair value of each option grant is calculated:

	Short Term Deferred		Performance Restricted		Executive Share
2005	Incentive Plan		Share Plan		Option Plan

Valuation model	Binomial		Monte Carlo		Binomial
			Simulation and
			Binomial
Weighted average share price	652.8	p	702.0	p	627.0	p
Exercise price					620.0	p
Expected dividend yield	2.73%		3.18%		3.62%
Risk-free interest rate					4.69%
Volatility(a)					28%
Term (years)(b)	2.0		3.0		6.5

	Short Term Deferred		Performance Restricted		Executive Share
2004	Incentive Plan		Share Plan		Option Plan

Valuation model	Binomial		Monte Carlo		Binomial
			Simulation and
			Binomial
Weighted average share price	498.0	p	550.0	p	494.0	p
Exercise price					494.0	p
Expected dividend yield	3.74%		3.49%		3.81%
Risk-free interest rate					4.73%
Volatility(a)					31.33%
Term (years)(b)	2.8		3.0		6.5

(a)	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the option or share award.

(b)	The expected term of the options is taken to the mid point between vesting and lapse, as historical exercise patterns have shown this to be appropriate.

     Movements in the options outstanding under these schemes for the years ended December 31, 2005 and December 31, 2004 are as follows:

	Short Term Deferred		Performance Restricted
	Incentive Plan		Share Plan

	Number of shares		Number of shares
	thousands		thousands
Outstanding at January 1, 2004	107		5,445
Granted	231		2,665
Vested	(47)		—
Lapsed or canceled	(50)		(375)

Outstanding at December 31, 2004	241		7,735
Granted	625		5,174
Vested	(32)		(1,278)
Lapsed or canceled	(5)		(997)

Outstanding at December 31, 2005	829		10,634

Fair value of options granted during the period
At December 31, 2005	649.1	p	117.0	p
At December 31, 2004	448.3	p	125.1	p

Weighted average remaining contract life (years)
At December 31, 2005	1.1		1.2
At December 31, 2004	1.7		1.0
      The above awards do not vest until the performance conditions have been met.

	Sharesave Plan			Executive Share Option Plan

			Weighted				Weighted
	Number	Range of	average	Number		Range of option	average
	of shares	option prices	option price	of shares		prices	option price

	thousands	pence	pence	thousands		pence	pence
Options outstanding at January 1, 2004	1,373	420.5	420.5	27,220		295.3-593.3	424.9
Granted	—	—	—	6,951		494.2	494.2
Exercised	—	—	—	(7,430)		295.3-593.3	408.2
Lapsed or canceled	(111)	420.5	420.5	—		—	—

Options outstanding at December 31, 2004	1,262	420.5	420.5	26,741		308.5-593.3	447.6
Granted	—	—	—	2,105		619.8	619.8
Exercised	(118)	420.5	420.5	(4,138)		308.5-593.3	429.1
Lapsed or canceled	(280)	420.5	420.5	(2,089)		345.6-619.8	465.3

Options outstanding at December 31, 2005	864	420.5	420.5	22,619		308.5-619.8	465.4

Options exercisable
At December 31, 2005	—	—	—	8,710		308.5-619.8	434.3
At December 31, 2004	—	—	—	12,569		308.5-593.3	426.4

Fair value of options granted during the period
At December 31, 2005	—			164.0	p
At December 31, 2004	—			136.0	p
      Included within this balance are options over 7,909,002 (2004 12,568,562; 2003 19,998,299) shares that have not been recognized in accordance with IFRS 2 as the options were granted on or before November 7, 2002. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.
      The weighted average share price at the date of exercise for share options vested during the year was 713.3 pence. The closing share price on December 30, 2005 was 839.5 pence and the range during the year was 635.0 pence to 839.5 pence per share.
      Summarized information about options outstanding at December 31, 2005 under the share option schemes is as follows:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding	contract life	option price	exercisable	option price

	thousands	years	pence	thousands	pence
Range of exercise prices (pence)
Sharesave Plan
420.5	864	1.9	420.5	—	—

Executive Share Option Plan
308.5 to 353.8	1,734	4.6	342.7	1,734	342.7
353.9 to 498.0	18,526	7.0	457.8	6,315	441.8
498.1 to 619.8	2,359	7.9	614.9	661	602.2

	22,619	6.9	465.4	8,710	434.3

Note 24 — Provisions

	Hotels
	reorganisation(a)	Onerous	Total
		contracts(b)

	(£ million)
At January 1, 2005
Current	4	1	5
Non-current	4	2	6

	8	3	11
Income statement	—	(1)	(1)
Expenditure	(4)	—	(4)

At December 31, 2005 — all current	4	2	6

(a)	Relates to the Hotels reorganization charged to the non-operating special item in 2003 and is expected to be largely utilized in the year to December 31, 2006.

(b)	Primarily relates to onerous fixed lease contracts acquired with the InterContinental hotels business and having expiry dates to 2006.
Note 25 — Deferred tax payable

						Other
	Property,	Deferred				short-term
	plant and	gains on		Employee	Intangible	temporary
	equipment	loan notes	Losses	benefits	assets	differences*	Total

	(£ million)
At January 1, 2004	519	123	(37)	(42)	(37)	(49)	477
Disposals	(5)	—	—	—	—	—	(5)
Income statement	(17)	—	(77)	17	5	(5)	(77)
Statement of recognized income and expense	—	—	—	(14)	—	—	(14)
Exchange and other adjustments	(5)	(1)	1	—	2	4	1

At December 31, 2004	492	122	(113)	(39)	(30)	(50)	382
Disposals	(150)	—	—	34	—	3	(113)
Income statement	(87)	—	(11)	(5)	32	56	(15)
Statement of recognized income and expense	—	—	—	(5)	—	(2)	(7)
Exchange and other adjustments	1	—	1	(1)	(3)	(1)	(3)

At December 31, 2005	256	122	(123)	(16)	(1)	6	244

*	Other short-term temporary differences relate primarily to provisions and accruals, investments in associates and joint ventures and share-based payments.

	2005	2004

	(£ million)
Analyzed as:
Deferred tax payable	210	234
Liabilities classified as held for sale	34	148

At 31 December	244	382

      The deferred tax asset of £123 million (2004 £113 million) recognized in respect of losses includes £89 million (2004 £89 million) of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and £34 million (2004 £24 million) in respect of revenue tax losses.

      Tax losses with a value of £282 million (2004 £305 million), including capital losses with a value of £93 million (2004 £98 million), have not been recognized as their use is uncertain or not currently anticipated. These losses may be carried forward indefinitely.
      Deferred tax assets of £19 million (2004 £4 million) in respect of share-based payments, £7 million (2004 £10 million) in respect of employee benefits and £11 million (2004 £nil) in respect of other items have not been recognized as their use is uncertain or not currently anticipated.
      At December 31, 2005 the Company has not provided deferred tax in relation to temporary differences associated with undistributed earnings of subsidiaries. Quantifying the temporary differences is not practical. However, based on current enacted law and on the basis that the Company is in a position to control the timing and realization of these temporary differences, no material tax consequences are expected to arise.
Note 26 — Operating leases
      During the year ended December 31, 2005, £62 million (2004 £67 million) was recognized as an expense in the income statement in respect of operating leases.
      Total commitments under non cancelable operating leases are as follows:

	December 31,	December 31,
	2005	2004

	(£ million)
Due within one year	36	55
One to two years	31	51
Two to three years	25	47
Three to four years	19	38
Four to five years	14	31
More than five years	149	884

	274	1,106

      The average remaining term of these leases, which generally contain renewal options, is approximately 12 years. No material restrictions or guarantees exist in the Company’s lease obligations.
Note 27 — Capital commitments

	December 31,	December 31,
	2005	2004

	(£ million)
Contracts placed for expenditure on property, plant and equipment not provided for in the financial statements	76	53

Note 28 — Contingencies
      Contingent liabilities not provided for in the financial statements relate to:

	December 31,	December 31,
	2005	2004

	(£ million)
Guarantees	20	9

      In limited cases, the Company may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £134 million. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Company.
      As of December 31, 2005, the Group had outstanding letters of credit of £18 million mainly relating to self-insurance programs.

      The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2005, the Group was a guarantor of loans which could amount to a maximum of £15 million.
      The Company has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Company.
Note 29 — Related party disclosures
      Key management personnel comprises the Board and Executive Committee.

	December 31,	December 31,
	2005	2004

	(£ million)
Total compensation of key management personnel
Short-term employment benefits	6.5	5.5
Post-employment benefits	0.2	0.2
Termination benefits	0.8	0.8
Equity compensation benefits	6.9	4.1

	14.4	10.6

      There were no transactions with key management personnel during either the year ended December 31, 2005 or the previous year.
Note 30 — Transition to IFRS

Income statement

	Year ended December 31, 2004

	UK GAAP	Remeasurement	IFRS

	(£ million)
Revenue	2,204	—	2,204
Cost of sales	(1,477)	—	(1,477)
Administrative expenses	(198)	(10)	(208)

	529	(10)	519
Depreciation and amortization	(198)	25	(173)
Other operating income and expenses	(29)	(20)	(49)

Operating profit	302	(5)	297
Financial income	70	—	70
Financial expenses	(103)	—	(103)

Profit before tax	269	(5)	264
Tax	117	10	127

Profit after tax	386	5	391
(Loss)/gain on disposal of assets, net of tax	(59)	78	19

Profit available for shareholders	327	83	410

Attributable to:
Equity holders of the parent	299	84	383
Minority equity interest	28	(1)	27

Profit for the year	327	83	410

Income statement remeasurement

Administrative expenses
      Under UK GAAP, the cost of retirement benefits are provided based upon a consistent percentage of employees’ pensionable pay as recommended by independent qualified actuaries. Variations in regular pension costs are amortized over the average expected service life of current employees on a straight line basis. Scheme assets and liabilities are not recognized on the Company’s balance sheet. Under IFRS, the cost of providing defined benefit retirement benefits is recognized over the service life of scheme members. This cost is calculated by an independent qualified actuary, based on estimates of long-term rates of return on scheme assets and discount rates on scheme liabilities.
      Under UK GAAP, the cost of share-based payments is expensed based on the intrinsic value method over the performance period of each plan. Under IFRS, the fair value of all share-based payments is expensed over the vesting period of the related equity instruments, based on the Company’s best estimate of the number of shares that will vest. Fair value is determined by an external valuer using option pricing models applied to all share-based payments granted after November 7, 2002.

Depreciation and amortization
      Under UK GAAP, goodwill is amortized over 20 years. Under IFRS, goodwill is subject to annual impairment testing and is not amortized. Under IFRS, assets classified as held for sale are not subject to depreciation from the date the assets are designated as held for sale.

Other operating income and expenses
      Under UK GAAP, impairment of property, plant and equipment is first recorded against the revaluation reserve and then charged to the income statement. Under IFRS transitional rules, the Company elected to retain UK GAAP carrying values of freehold and leasehold hotels including revaluations. All impairments are taken directly to the income statement.

Income tax expense
      Mainly attributable to tax on impairment of property, plant and equipment previously recorded against the revaluation reserve under UK GAAP and the presentation of tax on disposal of assets.

(Loss)/gain on sale of assets
      Under IFRS, net asset carrying values have been reduced by the remeasurement of deferred tax, eliminating the provision for loss on disposal of operations recognized under UK GAAP.

Balance Sheet

	January 1, 2004

	UK GAAP	Remeasurement	Reclassifications	IFRS

	(£ million)
ASSETS
Property, plant and equipment	3,951	—	(20)	3,931
Goodwill	158	—	—	158
Intangible assets	—	—	36	36
Investment in associates	53	—	—	53
Other financial assets	119	—	25	144

Total non-current assets	4,281	—	41	4,322

Inventories	44	—	—	44
Trade and other receivables	486	(47)	(41)	398
Current tax receivable	37	—	—	37
Cash and cash equivalents	432	—	(21)	411

Total current assets	999	(47)	(62)	890

Total assets	5,280	(47)	(21)	5,212

LIABILITIES
Short-term borrowings	(13)	—	6	(7)
Trade and other payables	(683)	86	(22)	(619)
Current tax payable	(389)	—	—	(389)

Total current liabilities	(1,085)	86	(16)	(1,015)

Loans and other borrowings	(988)	—	15	(973)
Employee benefits	—	(177)	—	(177)
Provisions and other payables	(176)	46	22	(108)
Deferred tax payable	(314)	(163)	—	(477)

Total non-current liabilities	(1,478)	(294)	37	(1,735)

Total liabilities	(2,563)	(208)	21	(2,750)

Net assets	2,717	(255)	—	2,462

EQUITY
IHG shareholders’ equity	2,554	(215)	(16)	2,323
Minority equity interest	163	(40)	16	139

Total equity	2,717	(255)	—	2,462

Balance Sheet

	December 31, 2004

	UK GAAP	Remeasurement	Reclassifications	IFRS

	(£ million)
ASSETS
Property, plant and equipment	3,776	(1,811)	(39)	1,926
Goodwill	142	10	—	152
Intangible assets	—	—	54	54
Investment in associates	42	—	—	42
Other financial assets	57	—	23	80

Total non-current assets	4,017	(1,801)	38	2,254

Inventories	42	—	—	42
Trade and other receivables	542	(110)	(42)	390
Current tax receivable	14	—	—	14
Cash and cash equivalents	83	—	(11)	72
Other financial assets	76	—	4	80

Total current assets	757	(110)	(49)	598

Non-current assets classified as held for sale	—	1,826	—	1,826

Total assets	4,774	(85)	(11)	4,678

LIABILITIES
Short-term borrowings	(43)	—	11	(32)
Trade and other payables	(709)	81	(5)	(633)
Current tax payable	(261)	—	—	(261)

Total current liabilities	(1,013)	81	6	(926)

Loans and other borrowings	(1,156)	—	—	(1,156)
Employee benefits	—	(173)	—	(173)
Provisions and other payables	(230)	122	5	(103)
Deferred tax payable	(248)	14	—	(234)

Total non-current liabilities	(1,634)	(37)	5	(1,666)

Non-current liabilities classified as held for sale	—	(148)	—	(148)

Total liabilities	(2,647)	(104)	11	(2,740)

Net assets	2,127	(189)	—	1,938

EQUITY
IHG shareholders’ equity	1,977	(137)	(19)	1,821
Minority equity interest	150	(52)	19	117

Total equity	2,127	(189)	—	1,938

Balance Sheet Remeasurement
     Held for sale
      Under IFRS, assets are classified as held for sale when their value will be recovered through a sale transaction rather than continuing use and management consider a sale to be highly probable.
      Assets classified as held for sale are held at the lower of their carrying value and fair value less cost to sell. No depreciation is charged on assets held for sale.

Goodwill
      Under UK GAAP, goodwill is amortized over 20 years. Under IFRS, goodwill is subject to annual impairment testing and is not amortized.

Employee benefit obligations
      Under UK GAAP, scheme assets and liabilities are not recognized on the Company’s balance sheet. Under IFRS, any excess or deficit of scheme assets over scheme liabilities is recorded as an asset or liability, respectively, in the Company’s balance sheet. Each year, the scheme net assets or liabilities are adjusted for actuarial gains and losses which are recognized directly in reserves.

Provisions and other payables
      Under IFRS, net asset carrying values have been reduced by the remeasurement of deferred tax, eliminating the provision for loss on disposal of operations recognized under UK GAAP.

Deferred tax
      Under UK GAAP, deferred tax is provided on all timing differences, subject to certain exceptions. Accordingly, deferred tax is not provided on revaluation gains and gains rolled over into replacement assets unless there exists a binding agreement for sale, nor on unremitted earnings of investments except to the extent of accrued dividends or where there exists a binding agreement to distribute earnings. Under IFRS, deferred tax is recognized on all temporary differences between the tax base and carrying value of assets and liabilities, including those arising from revaluation of assets, on gains rolled over into replacement assets and on remitted earnings of investments where the Company does not control the timing of distributions.
      In addition, IFRS requires the tax base of assets and liabilities to be determined by management’s current intended use and the intended manner of realization of the asset or liability.

Balance Sheet Reclassifications

Software
      Under IFRS, software is classified as an intangible asset.

Other intangible assets
      Under IFRS, amounts paid to hotel owners to secure management contracts and franchise agreements are classified as intangible assets.

Other financial assets
      Under IFRS, long-term receivables are classified as non-current other financial assets.

Cash and cash equivalents
      Bank overdrafts repayable on demand are a component of cash equivalents where the Company has a right of set off.

Trade and other payables
      Under IFRS, dividends are recognized as an appropriation of equity in the period in which they are approved.
      Reclassifications which do not impact net assets but which increase non-current assets by £7 million (2004 opening £11 million), reduce current assets by £18 million (2004 opening £32 million) and current liabilities by £6 million (2004 opening increase by £16 million) and non-current liabilities by £5 million (2004 opening £37 million) have been made to the balance sheet at December 31, 2004 and January 1, 2004 respectively, as presented in the 2004 Annual Report and Financial Statements. A reclassification has also been made of £19 million (2004 opening £16 million), reducing IHG shareholders’ equity and increasing minority equity interest, in respect of dividends to minority shareholders.
     Cash flow
      The transition from UK GAAP to IFRS has no effect upon reported cash flows generated by the Company. The IFRS cash flow statement is presented in a different format from that required under UK GAAP with cash flows analyzed into three categories of activities — operating activities, investing activities and financing activities.
     Adoption of IAS 39
      The impact of adopting IAS 39 on January 1, 2005 was to reduce other financial assets by £4 million.
Note 31 — Post balance sheet events
      On January 25, 2006, the Group announced the sale to HPT of two hotels in the Americas. On March 13, 2006, the Group announced the sale to Westbridge Hospitality Fund LP, (“Westbridge”), of 24 hotels in the EMEA region. Westbridge is a joint venture between CADIM, a Montreal-based pension fund manager, and Westmont Hospitality, one of IHG’s largest franchisees. The portfolio has been sold for € 352 million in cash and debt assumption (before transaction costs), marginally above net asset value. IHG will franchise the hotels to the joint venture under 15 year franchise contracts.

Note 32 —	Differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles
      The Company financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) which differ from the accounting principles generally accepted in the US (“US GAAP”). The significant differences, as they apply to the Company, are summarized below.
      This US GAAP information provides a reconciliation between profit available for IHG equityholders under IFRS and net income under US GAAP and between IHG shareholders’ equity under IFRS and IHG shareholders’ equity under US GAAP, respectively.
      The Company has reclassified certain prior year balance sheet information to conform with the current year presentation.

Classification of borrowings
      Under US GAAP, the amounts shown as repayable after one year for unsecured bank loans drawn under or supported by bank facilities with maturities of up to five years and amounting to £374 million (2004 £1,104 million) would be classified as current liabilities since the drawings on the facilities are repayable within one year.

Pensions
      Under IFRS, the cost of providing defined benefit retirement benefits is recognized over the service life of the scheme members. The cost is calculated by an independent qualified actuary, based on estimates of long-term rates of return on scheme assets and discount rates on scheme liabilities. Under US GAAP, the projected benefit obligation (pension liability) in respect of the Company’s principal pension plans is matched against the fair value of the plans’ assets and is adjusted to reflect any unrecognized obligations or asset in determining the pension cost or credit for the year.
      Under IFRS, any excess or deficit of scheme assets over scheme liabilities is recorded as an asset or liability in the Company’s balance sheet. Actuarial gains and losses are recognized directly in equity.
      Under US GAAP, a corridor approach to the recognition of actuarial gains and losses is adopted, such that only actuarial gains and losses in excess of 10% of the greater of plan assets or obligations are recognized in the income statement and spread over the maximum period of the employees’ remaining service period.
      At December 31, 2005, the accumulated benefit obligations exceeded the fair value of the plans’ assets. In these circumstances, US GAAP would require the recognition of the difference as a balance sheet liability and the elimination of any amounts previously recognized as a prepaid pension cost. An equal amount, but not exceeding the amount of unrecognized past service cost, would be recognized as an intangible asset with the offsetting balance reported in other comprehensive income.

Intangible assets
      Under IFRS, goodwill arising on acquisitions prior to October 1, 1998 was eliminated against equity. From October 1, 1998 to December 31, 2003 acquired goodwill was capitalized and amortized over a period not exceeding 20 years. Since January 1, 2004 goodwill continued to be capitalized but amortization ceased as at that date.
      Under US GAAP, goodwill arising on acquisitions prior to July 1, 2001 was capitalized and amortized over its estimated useful life, not exceeding 40 years. From October 1, 2002 goodwill and indefinite life intangible assets are not amortized but are reviewed annually for impairment.
      Under IFRS, development costs and software are included in intangible assets. Under US GAAP, these assets are included in property, plant and equipment.
      Under IFRS, purchase consideration which is contingent on future events is included in the cost of acquisition when receipt is probable and an amount can be reliably measured. Under US GAAP, contingent consideration is recognized when the related contingencies are resolved.
      Under IFRS, when assets are sold and a purchaser enters into a management or franchise contract with the Company, the Company capitalizes an intangible asset as part of the gain or loss on disposal at an estimate of the fair value of the contract entered into. This value is amortized over the life of the contract. Under US GAAP, an intangible asset is not recognized as there remains continuing involvement in the hotel operations.

Property, plant and equipment
      Under IFRS, the deemed cost at transition at January 1, 2004 is the UK GAAP carrying values, on that date including revaluations. Under US GAAP, property, plant and equipment are carried at cost less accumulated depreciation and impairment losses.
      Under IFRS, depreciation is based on the book value of assets, including revaluation where appropriate. Prior to October 1, 1999, freehold hotels were not depreciated, as any charge would have been immaterial given that such properties were maintained, as a matter of policy, by a program of repair and maintenance such that their residual values were at least equal to their book values. From October 1, 1999, all properties were depreciated. There is now no difference between IFRS and US GAAP with regard to depreciation policies.

      Under IFRS, impairment is measured by comparing the carrying value of property, plant and equipment with the higher of fair value less cost to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Under US GAAP, impairments of long-lived assets are assessed on the basis of undiscounted cash flows. If an impairment charge is required it is measured on the basis of discounted cash flows.
      The Company recognizes a profit on disposal of property, plant and equipment provided substantially all the risks and rewards of ownership have transferred. For the purposes of US GAAP, the Company would account for sales of real estate in accordance with FAS 66 “Accounting for Sales of Real Estate”. If there is significant continuing involvement with the property, any gain on sale is deferred and is recognized over the life of the long-term management contract retained on the property.
      Prior to the IFRS transition date, cumulative foreign currency exchange gains and losses relating to the disposal of foreign operations were recorded within equity. Since January 1, 2004, foreign currency gains and losses are included in determining the profit or loss on disposal of foreign operations. At that date, the Company opted to set the currency translation reserve to nil. Under US GAAP, such gains and losses are also included in determining the profit or loss on disposal but are tracked from the date of acquisition of the foreign operation.

Staff costs
      The Company provides certain compensation arrangements in the US through a Rabbi Trust. Under IFRS, the net deficit is recorded as a provision and the net change in the underlying value of the assets and liabilities is recorded as a charge (or credit) to the income statement. Under US GAAP, the marketable securities held by the Rabbi Trust are accounted for in accordance with FAS 115 “Accounting for certain investments in Debt and Equity Securities”. The trust is shown gross in the balance sheet. The marketable securities held by the trust are recorded at market value and unrealized gains and losses are reported in other comprehensive income except for other than temporary movements which are recognized in the income statement.

Deferred tax
      The Company provides for deferred tax in respect of all temporary differences between the tax base and carrying value of assets and liabilities. Those temporary differences recognized include accelerated capital allowances, unrelieved tax losses, unremitted profits from overseas where the Company does not control remittance, gains rolled over into the replacement assets, gains on previously revalued properties and other short-term temporary differences. Under US GAAP, deferred tax would be computed on all temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years. Deferred tax assets under IFRS are recognized to the extent that it is regarded as probable that the deductible temporary differences can be utilized. Under US GAAP deferred tax assets are recognized in full and a valuation allowance is made to the extent that it is not more likely than not that they will be realized.
      Under IFRS, a deductible temporary difference arises in respect of estimated future tax deductions on share-based payments based upon the share price at the balance sheet date. Any excess of the asset recognized over the cumulative compensation expense recorded in the income statement multiplied by the statutory tax rate is recorded directly in equity. Under US GAAP, a deferred tax asset in respect of future deductible amounts is calculated only to the extent of the cumulative compensation expense recorded to date in the income statement. Where actual tax deductions received upon exercise exceed the amount of any deferred tax asset the excess is recorded in equity. Where actual tax deductions are less than the deferred tax asset, the write-down of the asset is recorded against equity to the extent of previous tax benefits recorded in this account with any remainder recorded in the income statement.

Derivative financial instruments and hedging
      The Company enters into derivative instruments to limit its exposure to interest rate and foreign exchange risk. In 2004 under IFRS transitional provisions, these instruments were measured at cost and accounted for as hedges, whereby gains and losses were deferred until the underlying transaction occurred. Under US GAAP, all derivative instruments (including those embedded in other contracts) are recognized on the balance sheet at their fair values. Changes in fair value are recognized in net income unless specific hedge criteria are met. The Company adopted both IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” from January 1, 2005. There is now no difference between IFRS and US GAAP with regard to derivatives entered into after January 1, 2005.

Guarantees
      The Company gives guarantees in connection with obtaining long-term management contracts. Under IFRS, a contingent liability is not recognized. For the purposes of US GAAP, under Financial Accounting Standards Board Interpretation (“FIN”) 45 “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others in the Year”, at the inception of guarantees issued after December 31, 2002, the Company records the fair value of such guarantees as an asset and liability, which are amortized over the life of the contract.

Assets and liabilities held for sale
      Under IFRS, assets and liabilities are classified as held for sale when the criteria under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” are met. Under US GAAP, similar criteria are applied to held for sale assets. However, FAS 66 “Accounting for Sales of Real Estate” excludes any assets from being included as held for sale where there will be a continuing involvement in the asset.

Discontinued operations
      Under IFRS, the results of operations arising from assets classified as held for sale are classified as discontinued operations when the results relate to a separate line of business, or geographical area of operations; or where there is a co-ordinated plan to dispose of a separate line of business or geographical area of operations. Under US GAAP, operations are classified as discontinued when they are classified as held for sale and when the Company no longer believes it will have a significant continuing involvement.

Net income in accordance with US GAAP
      The significant adjustments required to convert profit available for IHG equity holders in accordance with IFRS to net income in accordance with US GAAP are:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Profit available for IHG equity holders in accordance with IFRS	496	383
Adjustments:
Amortization of intangible assets	(1)	(3)
Impairment of property, plant and equipment	(17)	30
Disposal of property, plant and equipment	(107)	5
Depreciation of property, plant and equipment	(31)	(20)
Deferred revenue	15	5
Gain on held for sale equity investment	—	(28)
Pension costs	(20)	(9)
Staff costs	(1)	2
Change in fair value of derivatives(i)	6	52
Provisions	(3)	(5)
Deferred tax:
on above adjustments	16	4
methodology	(2)	(79)

	(145)	(46)
Minority share of above adjustments	4	3

	(141)	(43)

Net income in accordance with US GAAP	355	340

See page F-71 for footnotes.

      The condensed consolidated income statement presented below reflects the adjustments to attributable profit for the year.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million,
	except per ADS amounts)
Net sales	1,521	1,606
Operating and administrative expenses	(1,323)	(1,374)
Financial income and financial expenses	(24)	(33)

Income before income tax expense and minority interest	174	199

Income tax (expense)/credit	(56)	79
(Loss)/gain on disposal of assets, net of tax(iv)	(14)	3
Minority interest	—	(24)

Income from continuing operations	104	257
Discontinued operations:
Result for period, net of tax and financial expenses(v)	41	62
Surplus on disposal, net of tax(vi)	210	21

Net income	355	340

Per ordinary share and American Depositary Share
Basic(ii)
Continuing operations	20.0p	36.2p
Discontinued operations	48.2p	11.7p

Net income	68.2p	47.9p

Diluted(iii)
Continuing operations	19.5p	35.7p
Discontinued operations	47.1p	11.5p

Net income	66.6p	47.2p

(i)	Comprises net gains in the fair value of derivatives that do not qualify for hedge accounting of £6 million (2004 £50 million) and net gains reclassified from other comprehensive income of £nil (2004 £2 million).

(ii)	Calculated by dividing net income in accordance with US GAAP of £355 million (2004 £340 million) by 521 million (2004 710 million) shares, being the weighted average number of ordinary shares in issue during the period. Each American Depositary Share represents one ordinary share.

(iii)	Calculated by adjusting basic net income in accordance with US GAAP of £355 million income to reflect both the future compensation on share-based payments and the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 533 million (2004 720 million).

(iv)	Tax charge for the year ended December 31, 2005 of £3 million (2004 £2 million credit).

(v)	Tax charge for the year ended December 31, 2005 of £17 million (2004 £29 million). Financial expenses for the year ended December 31, 2005 of £9 million (2004 £1 million).

(vi)	Tax charge for the year ended December 31, 2005 of £28 million (2004 £3 million credit).

Comprehensive income
      Comprehensive income under US GAAP is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Net income in accordance with US GAAP	355	340
Other comprehensive income:
Transfer to Britvic of minimum pension liability on December 14, 2005, net of tax of £21 million	49	—
Minimum pension liability, net of tax credit of £20 million (2004 £1 million charge)	(48)	8
Change in valuation of marketable securities, net of tax of £6 million (2004 £3 million)	9	29
Change in fair value of derivatives, net of tax credit of £2 million (2004 £nil million)	(4)	(2)
Currency translation differences	(132)	83

	(126)	118

Comprehensive income in accordance with US GAAP	229	458

      Movements in other comprehensive income amounts (net of related tax) are as follows:

	Minimum	Change in	Derivative
	pension	valuation of	financial	Currency
	liability	marketable	instruments	translation
	adjustment	securities	gains/(losses)	differences	Total

	(£ million)
At December 31, 2003	(51)	2	4	10	(35)
Movement in the year	8	29	(2)	83	118

At December 31, 2004	(43)	31	2	93	83
Movement in the year	1	9	(4)	(149)	(143)

At December 31, 2005	(42)	40	(2)	(56)	(60)

      Of the £149 million currency translation movement in the year ended December 31, 2005 £17 million has been recorded in net income in accordance with US GAAP.

Shareholders’ equity in accordance with US GAAP
      The significant adjustments required to convert IHG shareholders’ equity in accordance with IFRS to IHG shareholders’ equity in accordance with US GAAP are:

	December 31,	December 31,
	2005	2004

	(£ million)
IHG shareholders’ equity in accordance with IFRS	1,084	1,821

Adjustments:
Intangible assets:
Cost: goodwill	761	781
other intangible assets	655	612
Accumulated amortization	(260)	(217)

	1,156	1,176
Intangible asset — minimum pension liability	1	3

	1,157	1,179
Property, plant and equipment:
Cost	327	(29)
Assets classified as held for sale	21	1,526
Accumulated depreciation	(19)	31

	329	1,528
Other financial assets	(14)	3
Non-current assets classified as held for sale	(21)	(1,526)
Current assets:
Pension prepayment	—	57
Other receivables	31	22
Derivatives	—	9
Current liabilities:
Deferred income on property transactions	(15)	(5)
Other payables	8	10
Derivatives	—	(1)
Non-current liabilities:
Deferred income on property transactions	(309)	(73)
Other payables	(41)	(26)
Derivatives	—	(2)
Provisions	4	8
Employee benefits	15	77
Deferred tax payable:
on above adjustments	(204)	(357)
methodology	(10)	—
Liabilities held for sale	1	148

	931	1,051
Minority share of above adjustments	—	(76)

	931	975

IHG shareholders’ equity in accordance with US GAAP	2,015	2,796

Additional information required by US GAAP in respect of earnings per share
      The following table sets forth the computation of basic and diluted earnings per share from continuing operations under US GAAP:

	Year ended		Year ended
	December 31,		December 31,
	2005		2004

	(£ million,
	except per ADS amounts)
Numerator:
Numerator for basic and diluted earnings per ordinary share and ADS	104		257

Denominator:
Denominator for basic earnings per ordinary share and ADS	521		710
Effect of dilutive securities:
Employee options and restricted stock awards	12		10

Denominator for diluted earnings per ordinary share and ADS	533		720

Basic earnings per ordinary share and ADS from continuing operations	20.0	p	36.2	p

Diluted earnings per ordinary share and ADS from continuing operations	19.5	p	35.7	p

Consolidated statement of cash flows
      The consolidated statement of cash flows prepared under IFRS presents substantially the same information as that required under US GAAP but may differ with regard to classification of items within the statements.
      Under IFRS, interest or dividends paid or received are classified as part of operating cash flows unless they are linked directly to specific items and they are then classified as part of either investing or financing cash flows to coincide with the specific item. Under US GAAP, all interest or dividends paid or received must be classified as operating activities. Under IFRS, income tax should be classified as operating cash flow unless the tax paid can be specifically identified with financing or investing activities. Under US GAAP, income tax must be classified as an operating cash flow.
      The categories of cash flow activity under US GAAP can be summarized as follows:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Cash inflow from operating activities	302	444
Cash outflow on investing activities	1,863	(151)
Cash outflow from financing activities	(1,906)	(631)

Increase/(decrease) in cash and cash equivalents	259	(338)
Effect of foreign exchange rate changes	(7)	(1)
Cash and cash equivalents
At start of the fiscal year	72	411

At end of the fiscal year	324	72

Additional information required by US GAAP in respect of the Group’s principal pension plans
      The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	UK pension benefits		US pension benefits		US postretirement benefits

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004

	(£ million)
Service cost	20	17	—	—	—	—
Interest cost	30	26	5	5	1	1
Expected return on plan assets	(33)	(25)	(4)	(4)	—	—
Net amortization and deferral	5	7	—	—	—	—
Recognized net actuarial gain	—	—	2	2	—	—

Net periodic pension cost	22	25	3	3	1	1

      The major assumptions used in computing the pension expense were:

	UK pension benefits		US pension benefits		US postretirement benefits

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004

Expected long-term rate of return on plan assets	5.80%	6.90%	8.00%	8.00%	—	—
Discount rate	4.70%	5.30%	5.50%	5.75%	5.50%	5.75%
Expected long-term rate of earnings increases	4.30%	4.30%	3.50%	3.50%	4.00%	4.00%
      The plans’ expected return on assets, as shown above, is based on the Company’s expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.
      The assumed health care cost trends rates for medical and dental plans at December 31, 2005 and 2004 are as follows:

	2005	2004

Health care cost trend rate assumed for next year	9.0%	9.5%
Rate that the cost trend rate gradually declines to	4.5%	4.5%
Year that rate reaches the assumed ultimate rate	2015	2014
      A one-percentage point increase/ (decrease) in assumed health care costs trend rate would increase/ (decrease) the accumulated post employment benefit obligations as of December 31, 2005 and 2004, by £1 million, and would increase/ (decrease) the total of the service and interest cost components of net post-employment health care cost for the period then ended by approximately £nil million.
      In 2006, the Company expects to make projected regular contributions to the UK principal plan of £4 million.

	UK pensions benefits		US pensions benefits		US postretirement benefits

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Change in benefit obligation	2005	2004	2005	2004	2005	2004

	(£ million)
Benefit obligation at beginning of year	600	477	89	90	11	12
Service cost	20	17	—	—	—	—
Members contributions	2	—	—	—	—	—
Interest expense	30	26	5	5	1	1
Benefits paid	(11)	(12)	(6)	(5)	(1)	(1)
Curtailments	(7)	—	—	—	—	—
Age-related national insurance rebates	—	5	—	—	—	—
Bulk transfer to scheme	—	27	—	—	—	—
Actuarial loss arising in the year	67	60	3	5	—	—
Separation of Britvic	(426)	—	—	—	—	—
Exchange	—	—	11	(6)	1	(1)

Benefit obligation at end of year	275	600	102	89	12	11

      The following table sets forth movements in fair value of the plan assets and the projected benefit obligation of the principal plan.

	UK pensions benefits		US pensions benefits		US postretirement benefits

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Changes in plan assets	2005	2004	2005	2004	2005	2004

	(£ million)
Fair value of plan assets at beginning of year	472	355	55	48	—	—
Contributions payable	46	72	2	11	1	1
Members contributions	2	5	—	—	—	—
Benefits paid	(11)	(12)	(6)	(5)	(1)	(1)
Bulk Transfer to scheme	—	14	—	—	—	—
Actual return on assets	77	38	3	5	—	—
Separation of Britvic	(335)	—	—	—	—	—
Exchange	—	—	7	(4)	—	—

Fair value of plan assets at end of year	251	472	61	55	—	—

Accumulated benefit obligation (all vested)	264	519	100	87	—	—

Fair value of plan assets	251	472	61	55	—	—
Projected benefit obligation	(275)	(600)	(102)	(89)	(12)	(11)

Net plan obligation	(24)	(128)	(41)	(34)	(12)	(11)
Unrecognized prior service cost	1	5	—	—	—	—
Unrecognized net loss	76	199	27	23	3	3

Net amount recognized	53	76	(14)	(11)	(9)	(8)

	UK pensions benefits		US pensions benefits		US postretirement benefits

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Changes in plan assets	2005	2004	2005	2004	2005	2004

	(£ million)
The amounts recognized in the balance sheet consist of:
Prepaid pension cost	—	57	—	—	—	—
Accrued pension cost	(13)	(54)	(39)	(31)	(9)	(8)
Pension costs	—	—	—	—	—	—
Intangible asset	1	3	—	—	—	—
Other comprehensive income (before tax)	65	70	25	20	—	—

Net amount recognized	53	76	(14)	(11)	(9)	(8)

Additional information required by US GAAP in respect of accounting for the impairment of fixed assets and fixed assets to be disposed of
      A summary of the impairment charges that have been recognized under US GAAP is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Assets to be disposed of	—	—
Assets to be held and used	24	18

Total	24	18

Disclosed as:
Impairment charges recognized under IFRS:
Charge for the year under IFRS	7	48
Adjustment to impairment recognized under US GAAP	17	(30)

	24	18

Charged against:
Intangible assets — goodwill	—	—
Property, plant and equipment	24	18

	24	18

      Under IFRS, in the year ended December 31, 2005 property, plant and equipment have been written down by £7 million (2004 £48 million) following an impairment review of certain hotel assets based on current market trading conditions. The fair value has been measured by reference to recent transactions for hotel assets in relevant markets.
      Under US GAAP, the impairment charge recognized in 2005 relates to a specific property that historically was not subject to an impairment charge. In 2004, with the exception of the impairment charge of £18 million in respect of short leasehold properties, the IFRS impairment charge was reversed.
      Under US GAAP, the impairment test is first performed using undiscounted cash flows to assess whether an asset has been impaired. If it is determined that an impairment exists the charge is measured by comparing the value calculated using discounted cash flows and carrying value.
      The adjustment to the impairment recognized under IFRS is therefore the difference between the charge under IFRS and US GAAP and is shown in the reconciliation to US GAAP accounting principles.

Additional information required by US GAAP in respect of accounting for deferred gains
      For US GAAP, the Company accounts for sales of real estate in accordance with FAS 66 “Accounting for Sales of Real Estate”. If there is significant continuing involvement with the property, any gain on sale is deferred and is recognized over the life of the long-term management contract retained on the property. The deferral of gains on such sales totaled £5 million in 2005 and £nil million in 2004.

Additional information required by US GAAP in respect of accounting for intangible assets subject to amortization
      Other intangible assets subject to amortization consist of:

	December 31, 2005			December 31, 2004

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

	(£ million)
Management & franchise contracts	96	(42)	54	329	(277)	52
Other	—	—	—	4	(1)	3

Total	96	(42)	54	333	(278)	55

      The estimated aggregate amortization expense for each of the next five years is £5 million. The weighted average remaining life of intangible assets subject to amortization is 8 years.

Additional information required by US GAAP in respect of accounting for intangible assets not subject to amortization

	December 31, 2005			December 31, 2004

	Hotels	Soft drinks	Total	Hotels	Soft drinks	Total

	(£ million)
Goodwill	811	—	811	840	124	964
Trademarks	530	—	530	474	—	474

Total	1,341	—	1,341	1,314	124	1,438

Additional information required by US GAAP in respect of taxation

Analysis of tax (credit)/charge on continuing operations in accordance with US GAAP

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(£ million)
Current taxes	59	(60)
Deferred taxes	—	7

Total	59	(53)

Reconciliation of UK statutory tax rate to US GAAP tax charge on income from continuing operations

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(%)
UK corporate tax standard rate	30.0	30.0
Permanent differences	11.1	1.1
Net effect of different rates of tax in overseas business	10.2	6.7
Adjustment to tax charge in respect of prior periods	(16.6)	(20.4)
Other	(1.2)	(0.2)
Special items	3.0	(35.5)

Effective current tax rate on continuing operations	36.5	(18.3)

      The tax rate in 2005 compared with 2004 has been impacted primarily by an increased proportion of non UK profits within continuing operations and increases in the valuation allowance against deferred tax assets.
      The Company operates, manages and franchises hotels in a significant number of countries and consequently a wide range of matters of interpretation of tax law arise in the normal course of business. Although reliance is placed on generally available interpretations in these countries, there is no certainty that the relevant tax authorities will agree with the Company’s interpretation or that the Company’s interpretation will be upheld. Consequently it is possible that certain matters will be resolved adversely resulting in additional cash tax settlements. The Company provides against all quantifiable tax exposures based upon best estimates and management’s judgment and total tax provisions of £328 million were held at December 31, 2005. The wide range of potential tax issues which arise include, in particular, the application of transfer pricing regulations and the allocation of costs and revenues between countries (£17 million), the deduction of intra-group charges (£10 million), the scope of controlled foreign company regulations (£160 million), and the scope and basis of application of tax laws of particular jurisdictions (including whether taxable permanent establishments exist) (£37 million).
                  Deferred tax in accordance with US GAAP

Deferred tax

(£ million)
At January 1, 2004	721
Disposals	(5)
Exchange and other adjustments	(15)
Income statement	—
Adjustment to other intangible assets(i)	(110)

At December 31, 2004	591
Disposals	(132)
Exchange and other adjustments	27
Income statement	(29)

At December 31, 2005	457

(i)	In 2004, the adjustment to other intangible assets relates to the recognition of pre-acquisition losses in respect of which a valuation allowance had previously been made.

     The analysis of the deferred tax liability required by US GAAP is as follows:

	December 31,	December 31,
	2005	2004

	(£ million)
Deferred tax liabilities:
Excess of book value over taxation value of property, plant and equipment	242	452
Taxation effect of deferred gains	122	122
Intangible assets	163	138
Investments in associates, joint ventures and partnerships	41	—
Other temporary differences	96	75

	664	787

Deferred tax assets:
Taxation effect of losses carried forward	(123)	(113)
Taxation effect of employee benefits	(14)	(6)
Other temporary differences	(70)	(77)

	(207)	(196)

	457	591

Of which:
Current	(40)	(45)
Non-current	497	636

	457	591

      The taxation effect of losses carried forward is stated net of a valuation allowance of £282 million (2004 £305 million). The tax effect of employee benefits and other temporary differences are stated net of valuation allowances of £3 million (2004 £nil million) and £14 million (2004 £nil million) respectively.
      On release, £18 million (2004 £16 million) of the valuation allowance would be recognized in goodwill. An increase of £1 million (2004 reduction of £88 million) has been made to the opening valuation allowance in respect of a change in judgment regarding the realizability of deferred tax assets. There are no material expiration dates in respect of operating losses.
      No deferred tax is provided in respect of temporary differences relating to the unremitted earnings of overseas subsidiaries and joint ventures which the group controls on the basis that the differences are permanent in nature. It is not practicable to determine the amounts unprovided.

Additional information required under US GAAP in respect of restructuring provisions

	Employee	Facilities	Other	IHG
	costs	costs	costs	total

	(£ million)
Balance at January 1, 2004	7	7	4	18
Expenditure	(7)	(3)	(4)	(14)

Balance at December 31, 2004	—	4	—	4
Expenditure	—	(1)	—	(1)

Balance at December 31, 2005	—	3	—	3

Variable Interest Entities
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
      The Group’s evaluation of its equity investments, management contracts and franchise agreements identified one management contract, due to the terms of performance guarantees, and one equity investment, in which it has variable interests. For those entities in which the Group holds a variable interest, it determined that it was not the primary beneficiary and as such was not required to consolidate the VIEs. The performance guarantee associated with the management contracts with HPT does not expose the Group to the majority of expected cash flow variability and therefore those hotels have not been consolidated. As of December 31, 2005, the maximum exposure to loss on these contracts, consisting of future management fees and the potential obligation to fund the performance guarantee, totaled an aggregate amount of approximately £72 million over the life of the contracts. The Group also has one significant equity interest in an entity that is a VIE. In November 2003, the Group purchased a one-third share of an equity venture that owns the InterContinental Warsaw which is managed by the Group. The equity investment in the VIE totaled £13 million at December 31, 2005 and £13 million at December 31, 2004.

New Accounting Standards
      In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment” (“FAS No. 123R”), which is a revision of FAS No. 123, (“FAS No. 123”) “Accounting for Stock-Based Compensation”. Generally, the approach in FAS No. 123R is similar to the approach described in FAS No. 123. FAS No. 123R requires all share-based payments to employees, including grants of share options, to be recognized in the income statement based on their fair values. The Group plans to adopt FAS No. 123R for the financial year ended December 2006.
      The Company believes that the adoption of FAS No. 123R, using the modified prospective method, will not have a material impact on the results for the fiscal year 2006.

INTERCONTINENTAL HOTELS GROUP PLC
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	charged to			Balance at
	beginning	costs and	Exchange		end of
	of period	expenses	differences	Deductions	period

Year ended December 31, 2005
Provisions for bad and doubtful debts	43	14	4	(14)	47
Year ended December 31, 2004
Provisions for bad and doubtful debts	45	20	(3)	(19)	43

S-1

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Richard Solomons

Name: Richard Solomons
Title: Finance Director
Date: March 31, 2006