Form 20-F
period 2006-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2007-03-30
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-10409
InterContinental Hotels Group PLC
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
67 Alma Road,
Windsor, Berkshire SL4 3HD
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares of 11 3/7 pence each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares of 11 3/7 pence each                              356,116,049
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
      Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☑
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes                     ☐                          No                     ☑

INTRODUCTION
      As used in this document, except as the context otherwise requires, the terms:

•	“board” refers to the board of directors of InterContinental Hotels Group PLC or, where appropriate, the board of InterContinental Hotels Limited or Six Continents Limited;

•	“Britvic” refers to Britannia Soft Drinks Limited for the period up to November 18, 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on November 21, 2005) which became the holding company of the Britvic Group on November 18, 2005;

•	“Britvic Group” refers to Britvic and its subsidiaries from time to time;

•	“Company” refers to InterContinental Hotels Group PLC, InterContinental Hotels Limited or Six Continents Limited or their respective board of directors as the context requires;

•	“Group” refers to InterContinental Hotels Group PLC and its subsidiaries or, where appropriate, InterContinental Hotels Limited or Six Continents Limited and their subsidiaries as the context requires;

•	“Hotels” or “IHG Hotels” refers to the hotels business of the Group;

•	“IHG” refers to InterContinental Hotels Group PLC or, where appropriate, its board of directors;

•	“IHL” refers to InterContinental Hotels Limited, previously InterContinental Hotels Group PLC, former parent company of the Group and re-registered as a private limited company on June 27, 2005;

•	“MAB” or “Mitchells and Butlers” refers to Mitchells & Butlers plc;

•	“ordinary share” or “share” refers, before April 14, 2003, to the ordinary shares of 28 pence each in Six Continents Limited; following that date and until December 10, 2004 to the ordinary shares of £1 each in IHL; following that date and until June 27, 2005 to the ordinary shares of 112 pence each in IHL; following that date and until June 12, 2006 to the ordinary shares of 10 pence each in IHG; and following June 12, 2006 to the ordinary shares of 11 3/7 pence each in IHG;

•	“Six Continents” refers to Six Continents Limited; previously Six Continents PLC and re-registered as a private limited company on June 6, 2005;

•	“Soft Drinks” and “Britvic business” refer to the soft drinks business of InterContinental Hotels Group PLC, which the Company had through its controlling interest in Britvic and which the Company disposed of by way of an initial public offering effective December 14, 2005; and

•	“VAT” refers to UK value added tax levied by HM Revenue and Customs on certain goods and services.
      References in this document to the “Companies Act” mean the Companies Act 1985, as amended, of Great Britain; references to the “EU” mean the European Union; references in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland.
      The Company publishes its Consolidated Financial Statements expressed in UK pounds sterling. In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States (“US”) currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency and references to “A$” are to Australian (“A”) currency. Solely for convenience, this Annual Report on Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at the rate of £1.00 = $1.96, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2006. On March 16, 2007 the Noon Buying Rate was

£1.00 = $1.94. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 2002 to the present, see “Item 3. Key Information  — Exchange Rates”.
      The Company’s fiscal year ends on December 31. The December 31 fiscal year end is in line with the calendar accounting year ends of the majority of comparable US and European hotel companies. IHG will continue to report on a December 31 fiscal year end basis, as the Group believes this facilitates more meaningful comparisons with other key participants in the industry. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the year ended December 31, 2006 are shown as 2006 and references to the year ended December 31, 2005 are shown as 2005, unless otherwise specified, references to the fiscal period ended December 31, 2004, are shown as 2004 and references to other fiscal years are shown in a similar manner.
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
      The Company furnishes JP Morgan Chase Bank, N.A., as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Financial Statements are prepared on the basis of IFRS. The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by registered holders of ADRs and mails to all registered holders of ADRs notices of shareholders’ meetings received by the Depositary. During 2006, the Company reported interim financial information at June 30, 2006 in accordance with the Listing Rules of the UK Listing Authority. In addition, it provided quarterly financial information at March 31, 2006 and at September 30, 2006 and intends to continue to provide quarterly financial information during fiscal 2007. The Financial Statements may be found on the Company’s website at www.ihg.com.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This Form 20-F contains certain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.
      Such statements in the Form 20-F include, but are not limited to, statements under the following headings; (i) “Item 4. Information on the Company”; (ii) Item 5. Operating and Financial Review and Prospects”; (iii) “Item 8. Financial Information”; and (iv) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Specific risks faced by the Company are described under “Item 3. Key Information — Risk Factors” commencing on page 13.

      By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks involved with the Group’s reliance on the reputation of its brands and protection of its intellectual property rights; the risks relating to identifying, securing and retaining management and franchise agreements; the effect of political and economic developments; the ability to recruit and retain key personnel; events that adversely impact domestic or international travel, including terrorist incidents and epidemics such as Severe Acute Respiratory Syndrome (“SARS”); the risks involved in the Group’s reliance upon its proprietary reservation system and increased competition from third-party intermediaries who provide reservation infrastructure; the risks involved with the Group’s reliance on technologies and systems; the future balance between supply and demand for the Group’s hotels; the lack of selected development opportunities; the risk of litigation; the risks associated with the Group’s ability to maintain adequate insurance; the Group’s ability to borrow and satisfy debt covenants; compliance with data privacy regulations; and the risks associated with funding the defined benefits under its pension plans.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
     Summary
      The selected consolidated financial data set forth below for the years ended December 31, 2006, 2005 and 2004 has been prepared in line with International Financial Reporting Standards as adopted in the European Union (“EU”), which is consistent with IFRS, and is derived from the Consolidated Financial Statements of the Group, which have been audited by its independent registered public accounting firm, Ernst & Young LLP. There is no available comparative data for the years ended prior to December 31, 2004 as consolidated financial data was then prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

Consolidated Profit and Loss Account Data

	Years ended December 31,

	2006(2)	2006	2005(1)	2004(1)

	$	£	£	£
	(in millions, except per share and ADS amounts)
Amounts in accordance with IFRS
Revenue:
Continuing operations	1,480	805	713	606
Discontinued operations	285	155	1,197	1,598

	1,765	960	1,910	2,204

Total operating profit before other operating income and expenses:
Continuing operations	369	201	173	120
Discontinued operations	55	30	166	226

	424	231	339	346

Other operating income and expenses:
Continuing operations	50	27	(22)	(49)

	50	27	(22)	(49)

Total operating profit:
Continuing operations	419	228	151	71
Discontinued operations	55	30	166	226

	474	258	317	297

Financial income	48	26	30	70
Financial expenses	(68)	(37)	(63)	(103)

Profit before tax	454	247	284	264
Tax	75	41	(80)	127

Profit after tax	529	288	204	391
Gain on disposal of assets, net of tax	215	117	311	19

Profit available for shareholders	744	405	515	410

Attributable to:
Equity holders of the parent	744	405	496	383
Minority equity interest	—	—	19	27

Profit for the year	744	405	515	410

Earnings per ordinary share:
Basic	191.9p	104.1p	95.2p	53.9p
Diluted	186.9p	101.5p	93.1p	53.3p

Footnotes on page 10.

									Three months		12 months		15 months
									ended		ended		ended		Year ended
	Year ended December 31,								December 31,		December 31,		December 31,		September 30,

	2006(2)		2006		2005(1)		2004(1)		2002		2003		2003(1)		2002(1)

			£		£		£		£		£		£		£
	$
			(in millions, except per share and ADS amounts)
Amounts in accordance with US GAAP
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations	928		505		104		257		14		(63)		(49)		102
Discontinued operations:
Income from discontinued operations	—		—		41		62		46		92		138		226
Surplus on disposal	—		—		210		21		—		—		—		171

Total discontinued operations	—		—		251		83		46		92		138		397
Cumulative effect on prior years of: adoption of FAS 142	—		—		—		—		(712)		—		(712)		—
adoption of FAS 123(R)	(35)		(19)		—		—		—		—		—		—

Net income/(loss)	893		486		355		340		(652)		29		(623)		499

Per ordinary share and American Depositary Share(4)
Basic
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations	238.6	¢	129.8	p	20.0	p	36.2	p	1.9	p	(8.6	)p	(6.7	)p	14.0	p
Discontinued operations	—		—		48.2	p	11.7	p	6.3	p	12.6	p	18.9	p	54.3	p
Cumulative effect on prior years of: adoption of FAS 142	—		—		—		—		(97.1	)p	—		(97.1	)p	—
adoption of FAS 123(R)	(9.0	)¢	(4.9	)p	—		—		—		—		—		—

Net income/(loss)	229.6	¢	124.9	p	68.2	p	47.9	p	(88.9	)p	4.0	p	(84.9	)p	68.3	p

Diluted
Income/(loss) before cumulative effect on prior years of change in accounting principle:
Continuing operations	233.8	¢	127.2	p	19.5	p	35.7	p	1.9	p	(8.6	)p	(6.7	)p	13.9	p
Discontinued operations	—		—		47.1	p	11.5	p	6.3	p	12.6	p	18.9	p	54.1	p
Cumulative effect on prior years of: adoption of FAS 142	—		—		—		—		(97.1	)p	—		(97.1	)p	—
adoption of FAS 123(R)	(8.8	)¢	(4.8	)p	—		—		—		—		—		—

Net income/(loss)	225.0	¢	122.4	p	66.6	p	47.2	p	(88.9	)p	4.0	p	(84.9	)p	68.0	p

Footnotes on page 10.

Consolidated Balance Sheet Data

	December 31,

	2006(3)	2006	2005	2004

	$	£	£	£
	(in millions)
Amounts in accordance with IFRS
Goodwill and intangible assets	516	263	238	206
Property, plant and equipment	1,956	997	1,356	1,926
Investments and other financial assets	251	128	155	122
Current assets	892	455	707	598
Non-current assets classified as held for sale	98	50	279	1,826
Total assets	3,713	1,893	2,735	4,678

Current liabilities(5)	1,261	643	794	926
Long-term debt(5)	594	303	410	1,156
Share capital	129	66	49	723
IHG shareholders’ equity	1,330	678	1,084	1,821

Number of Shares in issue at period end (millions)		356	433	622

	December 31,

	2006(3)	2006	2005	2004	2003	2002

	$	£	£	£	£	£
	(in millions)
Amounts in accordance with US GAAP
Goodwill and intangible assets	2,401	1,224	1,395	1,384	1,587	2,702
Property, plant and equipment	2,605	1,328	1,685	3,454	3,916	6,552
Investments and other financial assets	214	109	141	115	174	189
Current assets	979	499	738	699	978	983
Non-current assets classified as held for sale	84	43	258	300	—	—
Total assets	6,283	3,203	4,217	5,952	6,655	10,426

Current liabilities(5)	1,671	852	1,161	2,021	1,496	2,109
Long-term debt(5)	190	97	36	52	523	622
Share capital	80	41	43	697	739	243
IHG shareholders’ equity	2,938	1,498	2,015	2,796	3,380	6,221

Number of Shares in issue at period end (millions)		356	433	622	739	734

(1)	The year ended 2002 includes Hotels 12 months and Soft Drinks 52 weeks. The period ended 2003 includes Hotels 15 months, Soft Drinks 64 weeks ended December 20, 2003 and Mitchells and Butlers 28 weeks ended April 12, 2003. The year ended 2004 includes Hotels 12 months and Soft Drinks 53 weeks ended December 25, 2004. The year ended 2005 includes Hotels 12 months and Soft Drinks 50 weeks and three days ended December 14, 2005.

(2)	US dollar amounts have been translated at the weighted average rate for the year of £1.00 = $1.84.

(3)	US dollar amounts have been translated at the Noon Buying Rate on December 31, 2006 of £1.00 = $1.96 solely for convenience.

(4)	Each American Depositary Share represents one ordinary share.

(5)	Long-term debt under IFRS includes amounts supported by long-term credit facilities, which are classified as current liabilities under US GAAP.

     Dividends
      InterContinental Hotels Group PLC paid an interim dividend of 5.1 pence per share on October 5, 2006. The IHG board has proposed a final dividend of 13.3 pence per share, payable on June 8, 2007, if approved by shareholders at the Annual General Meeting to be held on June 1, 2007, bringing the total IHG dividend for the year ended December 31, 2006 to 18.4 pence per share.
      On February 20, 2007, IHG announced its intention to pay a £700 million special dividend to shareholders during the second quarter of 2007.
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
     Ordinary dividend

	Pence per ordinary share			$ per ADS

	Interim	Final	Total	Interim	Final		Total

Year ended September 30,
2002(1)	12.58	29.14	41.72	0.205	0.474		0.679
Period ended December 31, 2003
Six Continents(1)	7.65	—	7.65	0.119	—		0.119
IHG	4.05	9.45	13.50	0.068	0.174		0.242
Year ended December 31,
2004	4.30	10.00	14.30	0.077	0.191		0.268
2005	4.60	10.70	15.30	0.081	0.187		0.268
2006	5.10	13.30	18.40	0.096	0.259	(2)	0.355

(1)	Restated to reflect an equivalent number of shares in InterContinental Hotels Group PLC.

(2)	The 2006 final dividend payable to ADS holders will be paid in USD and was set using the closing USD/ GBP spot rate of £1.00: $1.94 on February 16, 2007.
     Special Dividend

	Pence per
	ordinary share	$ per ADS

December 2004	72.00	1.39
June 2006	118.00	2.17
     Return of Capital

	Pence per
	ordinary share	$ per ADS

June 2005	165.00	2.86

     Exchange Rates
      The following tables show, for the periods and dates indicated, certain information regarding the exchange rate for pounds sterling, based on the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00. The exchange rate on March 16, 2007 was £1.00 = $1.94.

	Month’s	Month’s
	highest	lowest
Month	exchange rate	exchange rate

September 2006	1.91	1.86
October 2006	1.91	1.86
November 2006	1.97	1.89
December 2006	1.98	1.95
January 2007	1.99	1.93
February 2007	1.97	1.94
March 2007 (through March 16, 2007)	1.96	1.92

	Period	Average
	end	rate(1)	High	Low

Year ended September 30,
2002	1.56	1.48	1.58	1.41
Period ended December 31,
2003	1.78	1.63	1.78	1.54
Year ended December 31,
2004	1.93	1.84	1.95	1.75
2005	1.73	1.82	1.93	1.71
2006	1.96	1.84	1.97	1.74
2007 (through March 16, 2007)	1.94	1.96	1.99	1.92

(1)	The average of the Noon Buying Rate on the last day of each full month during the period.
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

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights
      Any event that materially damages the reputation of one or more of the Group’s brands and/or failure to sustain the appeal of the Group’s brands to its customers could have an adverse impact on the value of that brand and subsequent revenues from that brand or business. In addition, the value of the Group’s brands is influenced by a number of other factors, some of which may be outside the Group’s control, including commoditisation (whereby price/quality becomes relatively more important than brand identifications due, in part, to the increased prevalence of third party intermediaries), consumer preference and perception, failure by the Group or its franchisees to ensure compliance with the significant regulations applicable to hotel operations (including fire and life safety requirements), or other factors affecting consumers’ willingness to purchase goods and services, including any factor which adversely affects the reputation of those brands.
      In particular, where the Group is unable to enforce adherence to its operating and quality standards, or the significant regulations applicable to hotel operations, pursuant to its management and franchise contracts, there may be further adverse impact upon brand reputation or customer perception and therefore the value of the hotel brands.
      Given the importance of brand recognition to the Group’s business, the Group has invested considerable effort in protecting its intellectual property, including registration of trademarks and domain names. However, the laws of certain foreign countries in which the Group operates do not protect the Group’s proprietary rights to the same extent as the laws in the United States and the European Union. This is particularly relevant in China where, despite recent improvements in IP ownership rights, the relative lack of protection increases the risk that the Group will be unable to prevent infringements of its intellectual property in this key growth market. Any widespread infringement or misappropriation could materially harm the value of the Group’s brands and its ability to develop the business.

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
      There can also be no assurance that the Group will be able to identify, retain or add franchisees to the Group system or to secure management contracts. For example, the availability of suitable sites, planning and other local regulations or the availability of finance may all restrict the supply of suitable hotel development opportunities under franchise or management agreements. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group including, for example, the unwillingness of franchisees to support brand improvement initiatives. In connection with entering into management or franchise agreements, the Group may be required to make investments in or guarantee the obligations of third parties or guarantee minimum income to third parties.

      Changes in legislation or regulatory changes may be implemented that have the effect of favouring franchisees relative to brand owners.

The Group is exposed to the risks of political and economic developments
      The Group is exposed to the risks of global and regional adverse political, economic and financial market developments, including recession, inflation and currency fluctuations that could lower revenues and reduce income. A recession would adversely affect room rates and/or occupancy levels and other income-generating activities resulting in deterioration of results of operations and potentially reducing the value of properties in affected economies.
      Further political or economic factors or regulatory action could effectively prevent the Group from receiving profits from, or selling its investments in, certain countries, or otherwise adversely affect operations. For example, changes to tax rates or legislation in the jurisdictions in which the Group operates could decrease the proportion of profits the Group is entitled to retain, or the Group’s interpretation of various tax laws and regulations may prove to be incorrect, resulting in higher than expected tax charges. In addition, fluctuations in currency exchange rates between sterling, the currency in which the Group reports its financial statements, and the US dollar and other currencies in which the Group’s international operations or investments do business, could adversely affect the Group’s reported earnings and the value of its business. Fluctuations of this type have been experienced over recent years with the significant strengthening of sterling against the US dollar. As the Group’s profits have become increasingly weighted towards North America, such fluctuations may have greater impact on the Group’s reported results.

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

The Group is reliant upon its proprietary reservation system and is exposed to the risk of failures in the system and increased competition in reservation infrastructure
      The value of the brands of the Group is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservation system, an electronic booking and delivery channel directly linked to travel agents, hotels and internet networks. Inadequate disaster recovery arrangements, or inadequate continued investment in this technology, leading to loss of key communications linkages, particularly in relation to HolidexPlus, internet reservation channels and other key parts of the Information Technology (“IT”) infrastructure for a prolonged period, or permanently, may result in significant business interruption and subsequent impact on revenues.
      The Group is also exposed to the risk of competition from third party intermediaries who provide reservation infrastructure. In particular, any significant increase in the use of these reservation channels in preference to proprietary channels may impact the Group’s ability to control the supply, presentation and price of its room inventory.

The Group is exposed to certain risks in relation to technology and systems
      To varying degrees, the Group is reliant upon certain technologies and systems (including IT systems) for the running of its business, particularly those which are highly integrated with business processes. Disruption to those technologies or systems could adversely affect the efficiency of the business, notwithstanding business continuity or disaster recovery processes. The Group may have to make substantial additional investments in new technologies or systems to remain competitive. Failing to keep pace with developments in technologies or systems may put the Group at a competitive disadvantage. The technologies or systems that the Group chooses may not be commercially successful or the technology or system strategy employed may not be sufficiently aligned to the needs of the business or responsive to changes in business strategy. As a result, the Group could lose customers, fail to attract new customers or incur substantial costs or face other losses. Additionally, failure to develop an appropriate e-commerce strategy and select the right partners could erode the Group’s market share.

The Group is exposed to the risks of the hotel industry supply and demand cycle
      The future operating results of the Group could be adversely affected by industry over-capacity (by number of rooms) and weak demand due, in part, to the cyclical nature of the hotel industry, or other differences between planning assumptions and actual operating conditions. Reductions in room rates and occupancy levels would adversely impact the results of Group operations.

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

The Group may face difficulties insuring its business
      Historically, the Group has maintained insurance at levels determined by it to be appropriate in light of the cost of cover and the risk profiles of the business in which it operates. However, forces beyond the Group’s control including market forces, may limit the scope of coverage the Group can obtain as well as the Group’s ability to obtain coverage at reasonable rates. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters may be uninsurable or simply too expensive to insure against. Inadequate or insufficient insurance could expose the Group to large claims or could result in the loss of capital invested in properties as well as the anticipated future revenue from properties, and could leave the Group responsible for guarantees, debt or other financial obligations related to such properties.

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
      Some of the issues which could adversely affect the funding of these defined benefits (and materially affect the Group’s funding obligations) include:

•	poor investment performance of pension fund investments which are substantially weighted towards global equity markets;

•	long life expectancy (which will make pensions payable for longer and therefore more expensive to provide);

•	adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company; and

•	other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group’s past contributions were assessed.
      The trustees of the UK defined benefits plans can demand increases to the contribution rates relating to the funding of those pension plans, which would oblige the relevant members of the Group to contribute extra amounts to such pension funds. The trustees must consult the plans’ actuary and principal employer before exercising this power. In practice, contribution rates are agreed between the Group and the trustees on actuarial advice, and are set for three year terms. The last such review was as at March 31, 2006. As at March 16, 2007, being the latest practicable date prior to publication of this document, the Group has agreed to make a special contribution to the UK Pension Plan of £40 million over the next three years. However, this action does not preclude the trustees from further demands in respect of increases to contribution rates and funding levels.

ITEM 4.	INFORMATION ON THE COMPANY
SUMMARY

Group Overview
      The Group is a worldwide owner, manager and franchisor of hotels and resorts. Through its various subsidiaries it owned, leased, managed, or franchised 3,741 hotels and 556,246 guest rooms in nearly 100 countries and territories around the world, as at December 31, 2006. The Group’s brands include InterContinental Hotels & Resorts (“InterContinental”), Crowne Plaza Hotels & Resorts (“Crowne Plaza”), Holiday Inn Hotels & Resorts (“Holiday Inn”), Holiday Inn Express (or Express by Holiday Inn outside of the Americas), Staybridge Suites, Candlewood Suites and Hotel Indigo. The Group also manages the hotel loyalty program, Priority Club Rewards.
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
      On March 16, 2007, InterContinental Hotels Group PLC had a market capitalization of approximately £4.3 billion, and was included in the list of FTSE 100 companies, a list of the 100 largest companies by market capitalization on the London Stock Exchange. Following a capital restructuring in June 2005, InterContinental Hotels Group PLC became the holding company for the Group. Six Continents Limited (formerly Six Continents PLC), which was formed in 1967, is the principal subsidiary company.
      The Company’s corporate headquarters are in the United Kingdom, and the registered address is:

InterContinental Hotels Group PLC
67 Alma Road
Windsor
Berkshire SL4 3HD
Tel: +44 (0) 1753 410 100
Internet address: www.ihg.com
      InterContinental Hotels Group PLC was incorporated in Great Britain on May 21, 2004 and registered in, and operates under, the laws of England and Wales. Operations undertaken in countries other than England and Wales are subject to the laws of those countries in which they reside.

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

Acquisitions and Dispositions
      Since the Separation, 174 hotels with a net book value of £2.9 billion have been sold, generating aggregate proceeds of £3.0 billion. Of these 174 hotels, 156 have remained in the IHG global system (the number of hotels and rooms owned, leased, managed or franchised by the Group) through either franchise or management agreements. As of March 16, 2007 the Group had on the market a further five hotels. The following are the more significant transactions which have occurred since January 1, 2006:
      On February 10, 2006 the Group announced the sale of 9.5 million shares in FelCor Lodging Trust, Incorporated (“FelCor”) for $180.5 million, ($19 per share). This sale followed renegotiation of the management agreement with FelCor.
      On March 13, 2006, the Group announced the sale to Westbridge Hospitality Fund LP, (“Westbridge”), of 24 hotels in Continental Europe. Westbridge is a joint venture between CADIM, a Montreal-based pension fund manager, and Westmont Hospitality, one of IHG’s largest franchisees. The portfolio was sold for £240 million, before transaction costs. IHG retained a 15 year franchise contract on each of the hotels. The sale completed on May 2, 2006.
      On July 13, 2006 the Group announced the sale of seven European InterContinental hotels to Morgan Stanley Real Estate Funds (“MSREF”) for £440 million, before transaction costs. IHG retained a 30 year management contract on each of the hotels, with two 10 year renewals at IHG’s discretion. The long-term contracts ensure continued representation of the InterContinental brand in key European markets.
      On October 28, 2006 the Group announced the signing of a hotel joint venture with All Nippon Airways (“ANA”), IHG ANA Hotels Group Japan LLC (“IHG ANA”). IHG invested £10 million for a 75% share in the joint venture, increasing IHG’s portfolio in Japan from 12 hotels (3,686 rooms) to 25 hotels (8,623 rooms). As part of the transaction, ANA has signed a 15 year management contract with IHG ANA Hotels Group Japan for its 13 owned and leased hotels (4,937 rooms).
      On January 16, 2007 the Group announced the sale of its 33.3% interest in the Crowne Plaza London — The City to Grupo Statuto, a leading Italian real estate investor. The hotel has been sold for gross proceeds of £81 million. IHG’s net proceeds after debt repayments are £18 million, £11 million above net book value.
      The asset disposal program which commenced in 2003 has significantly reduced the capital requirements of the Group whilst largely retaining the hotels in the IHG system through management and franchise agreements.
      Capital expenditure in 2006 totaled £124 million compared with £183 million in 2005 and £257 million in 2004. Capital expenditure in 2006 included the refurbishment of the InterContinental London, Park Lane and a rolling rooms refurbishment program at the InterContinental Hong Kong.
      At December 31, 2006 capital committed, being contracts placed for expenditure on property, plant and equipment not provided for in the financial statements, totaled £24 million.
      Following the completion of the hotel disposals in 2006, the Group owns 25 hotels.
FIGURE 1

Asset disposal program detail	Number of hotels	Proceeds	Net book value

		(£ billion)
Disposed to date	174	3.0	2.9
Remaining hotels	25	—	1.0

Return of Funds
      Since March 2004, the Group has announced the return of £3.6 billion of funds to shareholders by way of special dividends, share repurchase programs and capital returns (see Figure 2).
      In 2006, 28.4 million shares were repurchased at an average price of 909 pence per share (total £258 million). These repurchases completed the second and initiated the third £250 million share repurchase program, announced on September 8, 2005. The precise timing of share purchases will be dependent upon, amongst other things, market conditions. By March 16, 2007, a total of 26.05 million shares had been repurchased under the third repurchase program at an average price per share of 938 pence per share (approximately £244 million). Purchases are made under the existing authority from shareholders which will be renewed at the Company’s Annual General Meeting. Any shares repurchased under these programs will be canceled.
      Information, relating to the purchases of equity securities can be found in Item 16E.
      On February 20, 2007, IHG announced a further £850 million return of funds to shareholders. This comprises a proposed special dividend of approximately £700 million with share consolidation and a further £150 million share repurchase program to commence after completion of the third £250 million program.

      In June 2006, £497 million was returned to shareholders by way of a special dividend of 118 pence per ordinary share held on June 9, 2006.
FIGURE 2

Return of funds program	Timing	Total return	Returned to date(i)	Still to be returned

			(£ million)
£501 million special dividend	Paid December 17, 2004	501	501	Nil
First £250 million share buyback	Completed in 2004	250	250	Nil
£996 million capital return	Paid July 8, 2005	996	996	Nil
Second £250 million share buyback	Completed in 2006	250	250	Nil
£497 million special dividend	Paid June 22, 2006	497	497	Nil
Third £250 million share buyback	Ongoing	250	244	6
£700 million special dividend	Expected second quarter 2	007 700	—	700
£150 million share buyback	Yet to commence	150	—	150

Total		3,594	2,738	856

(i)	As at March 16, 2007.

Hotels
      IHG owns a number of hotel brands including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. As at December 31, 2006, IHG’s brands comprised 3,741 franchised, managed, owned or leased hotels and 556,246 guest rooms in nearly 100 countries and territories.

Soft Drinks
      In December 2005 IHG disposed of its interests in Britvic, one of the two leading manufacturers of soft drinks by value and volume in Great Britain, by way of an IPO. IHG received aggregate proceeds of approximately £371 million (including two additional dividends, one of £47 million received in November 2005 and another of £89 million received in May 2005, before any commissions or expenses). The Group results for fiscal 2005 include the results of Soft Drinks for the period up until the IPO of Britvic on December 14, 2005.

SEGMENTAL INFORMATION

Geographic Segmentation
      The following table shows revenue and operating profit before other operating income and expenses in pounds sterling and percentage by geographical area, for the following periods: years ended December 31, 2006, 2005 and 2004.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Revenue(1)(4)
Americas	433	384	306
Europe, the Middle East and Africa	206	200	186
Asia Pacific	111	87	74
Central(5)	55	42	40

Continuing operations	805	713	606

Americas	30	61	189
Europe, the Middle East and Africa	125	1,082	1,349
Asia Pacific	—	54	60

Discontinued operations(3)	155	1,197	1,598

Total	960	1,910	2,204

Operating profit before other operating income and expenses(1)(2)
Americas	217	186	149
Europe, the Middle East and Africa	36	31	11
Asia Pacific	29	21	17
Central(5)	(81)	(65)	(57)

Continuing operations	201	173	120

Americas	4	12	24
Europe, the Middle East and Africa	26	143	195
Asia Pacific	—	11	7

Discontinued operations(3)	30	166	226

Total	231	339	346

Footnotes on page 21.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(%)
Revenue
Americas	45.1	20.1	13.9
Europe, the Middle East and Africa	21.5	10.4	8.4
Asia Pacific	11.6	4.6	3.4
Central(5)	5.7	2.2	1.8

Continuing operations	83.9	37.3	27.5

Americas	3.1	3.2	8.6
Europe, the Middle East and Africa	13.0	56.7	61.2
Asia Pacific	—	2.8	2.7

Discontinued operations	16.1	62.7	72.5

Total	100.0	100.0	100.0

Operating profit before other operating income and expenses
Americas	93.9	69.1	43.1
Europe, the Middle East and Africa	15.6	11.5	3.2
Asia Pacific	12.6	7.8	4.9
Central(5)	(35.1)	(24.1)	(16.5)

Continuing operations	87.0	64.3	34.7

Americas	1.7	4.5	6.9
Europe, the Middle East and Africa	11.3	27.1	56.4
Asia Pacific	—	4.1	2.0

Discontinued operations	13.0	35.7	65.3

Total	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is 2006: £1 = $1.84; (2005: £1 = $1.83, 2004: £1 = $1.82). In the case of the euro, the translation rate is 2006: £1 = €1.47; (2005: £1 = €1.46, 2004: £1 = €1.47).

(2)	Operating profit before other operating income and expenses does not include other operating income and expenses for all periods presented. Other operating income and expenses (charge unless otherwise noted) by region are the Americas (2006: £25 million credit; 2005: £5 million; 2004: £15 million credit); Europe, the Middle East and Africa (2006: £2 million credit; 2005: £12 million; 2004: £57 million); and Asia Pacific (2006: £nil; 2005: £5 million; 2004: £7 million).

(3)	Europe, the Middle East and Africa includes discontinued operations for Hotels (2006: £26 million; 2005: £73 million; 2004: £118 million) and Soft Drinks (2006: £nil; 2005: £70 million; 2004: £77 million). The Americas and Asia Pacific discontinued operations all relate to Hotels. Hotels discontinued operations were all owned and leased.

(4)	Amounts are reported by origin. See Note 2 of Notes to the Consolidated Financial Statements for details by destination, for which the amounts are not significantly different.

(5)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

     Activity Segmentation
      The following table shows revenue and operating profit before other operating income and expenses in pounds sterling by activity and the percentage contribution of each activity for the following periods: years ended December 31, 2006, 2005 and 2004.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Revenue(1)(4)
Hotels
Americas	433	384	306
Europe, the Middle East and Africa	206	200	186
Asia Pacific	111	87	74
Central(5)	55	42	40

Continuing operations	805	713	606

Hotels(3)
Americas	30	61	189
Europe, the Middle East and Africa	125	411	643
Asia Pacific	—	54	60
Soft Drinks	—	671	706

Discontinued operations	155	1,197	1,598

Total	960	1,910	2,204

Operating profit before other operating income and expenses(1)(2)
Hotels
Americas	217	186	149
Europe, the Middle East and Africa	36	31	11
Asia Pacific	29	21	17
Central(5)	(81)	(65)	(57)

Continuing operations	201	173	120

Hotels(3)
Americas	4	12	24
Europe, the Middle East and Africa	26	73	118
Asia Pacific	—	11	7
Soft Drinks	—	70	77

Discontinued operations	30	166	226

Total	231	339	346

Footnotes on page 23.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(%)
Revenue
Hotels
Americas	45.1	20.1	13.9
Europe, the Middle East and Africa	21.5	10.4	8.4
Asia Pacific	11.6	4.6	3.4
Central	5.7	2.2	1.8

Continuing operations	83.9	37.3	27.5

Hotels
Americas	3.1	3.2	8.6
Europe, the Middle East and Africa	13.0	21.5	29.2
Asia Pacific	—	2.9	2.7
Soft Drinks	—	35.1	32.0

Discontinued operations	16.1	62.7	72.5

Total	100.0	100.0	100.0

Operating profit before other operating income and expenses
Hotels
Americas	93.9	54.9	43.1
Europe, the Middle East and Africa	15.6	9.1	3.2
Asia Pacific	12.6	6.2	4.9
Central	(35.1)	(19.2)	(16.5)

Continuing operations	87.0	51.0	34.7

Hotels
Americas	1.7	3.6	6.9
Europe, the Middle East and Africa	11.3	21.5	34.1
Asia Pacific	—	3.2	2.0
Soft Drinks	—	20.7	22.3

Discontinued operations	13.0	49.0	65.3

Total	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is 2006: £1 = $1.84 (2005: $1.83, 2004: £1 = $1.82). In the case of the euro, the translation rate is 2006: £1 = €1.47 (2005: £1 = €1.46, 2004: £1 = €1.47).

(2)	Operating profit before other operating income and expenses does not include other operating income and expenses for all periods presented. Other operating income and expenses items (charge unless otherwise noted) by business segment are the Americas (2006: £25 million credit; 2005: £7 million; 2004: £15 million credit); Europe, the Middle East and Africa (2006: £2 million credit; 2005: £10 million; 2004: £57 million); and Asia Pacific (2006: nil million; 2005: £5 million; 2004: £7 million).

(3)	Hotels discontinued operations were all owned and leased.

(4)	Amounts are reported by origin. See Note 2 of Notes to the Consolidated Financial Statements for details by destination, for which the amounts are not significantly different.

(5)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

HOTELS
     Overview
      InterContinental Hotels Group is an international hotel business which owns a portfolio of well-recognized and respected hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo, with 3,741 franchised, managed, owned and leased hotels and 556,246 guest rooms in nearly 100 countries and territories as at December 31, 2006. Approximately 98.5% of the Group’s rooms are operated under managed and franchised models.
      IHG operates in the global hotel market, which has an estimated total room capacity of 18.8 million rooms. Room capacity has been growing at approximately 3% per annum over the last five years. The hotel market is geographically concentrated with 12 countries accounting for two-thirds of worldwide hotel room supply. The Group has a leadership position (top three by room numbers) in six of these 12 countries — US, UK, Mexico, Canada, Greater China and Australia — more than any other major hotel company.
      The hotel market is, however, a fragmented market with the four largest companies controlling only 11% of the global hotel room supply and the 10 largest controlling less than 21%. The Group is the largest of these companies by room numbers with a 3% market share. The major competitors in this market include other large global hotel companies, smaller hotel companies and independent hotels.
      Within the global market, a relatively low proportion of hotel rooms are branded (see figure 3), but there has been an increasing trend towards branded rooms. For example, Mintel, a market research company, estimates that the proportion of branded rooms in Europe has grown from 15% in 2000 to 25% in 2004. Larger branded companies are therefore gaining market share at the expense of smaller companies and independent hotels. IHG is well positioned to benefit from this trend. Hotel owners are increasingly recognising the benefits of working with a group such as IHG which can offer a portfolio of brands to suit the different real-estate opportunities an owner may have. Furthermore, hotel ownership is increasingly being separated from hotel operations, encouraging hotel owners to use third parties such as IHG to manage or franchise their hotels.
FIGURE 3

Percentage of branded hotel rooms by region	2004

North America	65%
South America	20%
Europe	25%
Middle East	25%
East Asia	25%

Source: Mintel (latest data available)
     US market data indicates a steady increase in hotel industry revenues, broadly in line with Gross Domestic Product, with growth of approximately 1-1.5% per annum in real terms since 1967, driven by a number of underlying trends:

•	change in demographics — as the population ages and becomes wealthier, increased leisure time and income encourages more travel and hotel visits;

•	increase in travel volumes as low cost airlines grow rapidly;

•	globalisation of trade and tourism;

•	increase in affluence and freedom to travel within the Chinese middle class; and

•	increase in the preference for branded hotels amongst consumers.
      Potential negative trends include increased terrorism, increased costs associated with compliance with environmental regulations and economic factors such as rising oil prices. Currently, however, there are no indications that demand is being significantly affected by these factors.

      Supply growth in the industry is cyclical, averaging between zero and 5% per annum historically. The Group’s profit is partly protected from supply pressure due to its model of third party ownership of hotels under IHG management and franchise contracts.
     Operations
      The Group currently operates an ‘asset-light’ business model and owns only a small number of hotels deemed to be strategically important to the brands they represent. Through three distinct business models which offer different growth, return, risk and reward opportunities, IHG achieves growth through its partnerships with financial participants who may provide capital in exchange for, among other things, IHG’s expertise and brand value. The models are summarized as follows:
franchised, where Group companies neither own nor manage the hotel, but license the use of a Group brand and provide access to reservation systems, loyalty schemes and know-how. The Group derives revenues from a brand royalty or licensing fee, based on a percentage of room revenue. At the end of 2006, 76% of the Group’s rooms were franchised, with 89% of rooms in the Americas operating under this model.
managed, where in addition to licensing the use of a Group brand, a Group company manages the hotel for third party owners. The Group derives revenues from base and incentive management fees and provides the system infrastructure necessary for the hotel to operate. Management contract fees are linked to total hotel revenue and may have an additional incentive fee linked to profitability and/or cash flow. The terms of these agreements vary, but are often long term (for example, 10 years or more). The Group’s responsibilities under the management agreement typically include hiring, training and supervising the managers and employees that operate the hotels under the relevant brand standards. The Group prepares annual budgets for the hotels that it manages, and the property owners are responsible for funding periodic maintenance and repair on a basis to be agreed with the Group. In order to gain access to central reservation systems, global and regional brand marketing and brand standards and procedures, the owners are typically required to make a further contribution. In certain cases, property owners may require performance targets, with consequences for management fees and sometimes the contract itself (including on occasion, the right of termination) if those targets are not met. At the end of 2006, 23% of the Group’s rooms were operated under management contracts.
owned and leased (“O & L”), where a Group company both owns (or leases) and operates the hotel and, in the case of ownership, takes all the benefits and risks associated with ownership. The Group has sold a significant proportion of its owned and leased portfolio and in future expects to own only hotels where it is considered strategically important to do so. Rooms owned or leased by the Group at the end of 2006 represented 1% of the Group’s rooms.
      In addition, the Group also makes equity investments in hotel ownership entities, where its equity investment is less than 100% and it participates in a share of the benefits and risks of ownership. A management contract is generally entered into as well as the equity investment.

      The following table shows the number of hotels and rooms owned, leased, managed or franchised by IHG as at December 31, 2006, December 31, 2005 and December 31, 2004.

			Management
			contracts and joint
	Owned or leased		ventures		Franchised		Total

	No. of	No. of	No. of	No. of	No. of	No. of	No. of	No. of
	hotels	rooms	hotels	rooms	hotels	rooms	hotels	rooms

2006	25	8,460	512	125,214	3,204	422,572	3,741	556,246
2005	55	15,485	504	121,249	3,047	400,799	3,606	537,533
2004	166	38,420	403	98,953	2,971	396,829	3,540	534,202
      The Group sets quality and service standards for all of its hotel brands (including those operated under management contracts or franchise arrangements) and operates a customer satisfaction and hotel quality measurement system to ensure those standards are met or exceeded. The quality measurement system includes an assessment of both physical property and customer service standards.
     Strategy
      IHG owns, operates and franchises hotels, with its brands represented in nearly 100 countries and territories around the world. The Group’s strategy is to become the preferred hotel company for guests and owners by building the strongest operating system in the industry, focused on the largest markets and segments where scale really counts. During 2006, IHG initiated a number of research projects, the results of which will strengthen the Group’s strategy with respect to brand development, franchising operations and growth opportunities.
      The Group has four stated strategic priorities:

•	brand performance — to operate a portfolio of brands attractive to both owners and guests that have clear market positions in relation to competitors;

•	excellent hotel returns — to generate higher owner returns through revenue delivery and improved operating efficiency;

•	market scale and knowledge — to accelerate profitable growth in the largest markets where the Group currently has scale; and

•	aligned organisation — to create a more efficient organization with strong core capabilities.
      Executing the four strategic priorities is designed to achieve:

•	organic growth of at least 50,000 to 60,000 net rooms by the end of 2008 (up 19,246 from 537,000 in June 2005), with specific growth targets for the InterContinental brand and the key Chinese market; and

•	out-performance of total shareholder return against a competitor set.
      Growth is planned to be attained predominantly from managing and franchising rather than owning and leasing hotels. The managed and franchised model is attractive because it enables the Group to achieve its goals with limited capital investment. With a relatively fixed cost base, such growth yields high incremental margins for IHG, and is primarily how the Group has grown recently. For this reason, the Group has executed a disposal program for most of its owned hotels, releasing capital and enabling returns of funds to shareholders.
      A key characteristic of the managed and franchised business model on which the Group has focused is that it generates more cash than is required for investment in the business, with a high return on capital employed. During the year ended December 31, 2006, 92% of continuing earnings before interest, tax and regional and central overheads was derived from managed and franchised operations.

      The Group aims to deliver its growth targets through the strongest operating system in the industry which includes:

•	a strong brand portfolio across the major markets, including two leading brands: InterContinental and Holiday Inn;

•	market coverage — a presence in nearly 100 countries and territories;

•	scale — 3,741 hotels, 556,246 rooms and 130 million guest stays per annum;

•	IHG global reservation channels delivering $5.7 billion of global system room revenue in 2006, including $2.0 billion from the internet;

•	a loyalty program, Priority Club Rewards, contributing $4.4 billion of global system room revenue; and

•	a strong web presence — holidayinn.com is the industry’s most visited site, with around 75 million total site visits per annum.
      With a clear target for rooms growth and a number of brands with market premiums offering excellent returns to owners, the Group is well placed to execute its strategy and achieve its goals.

Segmental Results
      The following table shows revenue and operating profit before other operating income and expenses in sterling of the IHG continuing Hotels business by activity and the percentage contribution of each activity for the following periods: years ended December 31, 2006, 2005 and 2004.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Continuing revenue(1)(4)
Americas
Owned and leased	115	106	80
Managed	77	65	30
Franchised	241	213	196

	433	384	306
EMEA
Owned and leased	100	110	116
Managed	71	55	43
Franchised	35	35	27

	206	200	186
Asia
Owned and leased	71	59	50
Managed	36	25	21
Franchised	4	3	3

	111	87	74
Central(3)	55	42	40

Total	805	713	606

Continuing operating profit before other operating income and expenses(1)(2)
Americas
Owned and leased	14	14	3
Managed	27	20	6
Franchised	208	186	167
Regional overheads	(32)	(34)	(27)

	217	186	149
EMEA
Owned and leased	(5)	(5)	(11)
Managed	37	31	24
Franchised	24	26	21
Regional overheads	(20)	(21)	(23)

	36	31	11
Asia Pacific
Owned and leased	17	11	9
Managed	21	16	14
Franchised	3	2	2
Regional overheads	(12)	(8)	(8)

	29	21	17
Central(3)	(81)	(65)	(57)

Total	201	173	120

Footnotes on page 29.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(%)
Continuing revenue
Americas
Owned and leased	14.3	14.8	13.2
Managed	9.6	9.1	5.0
Franchised	29.9	29.9	32.3

	53.8	53.8	50.5
EMEA
Owned and leased	12.4	15.4	19.1
Managed	8.8	7.8	7.1
Franchised	4.4	4,9	4.5

	25.6	28.1	30.7
Asia Pacific
Owned and leased	8.8	8.3	8.2
Managed	4.5	3.5	3.5
Franchised	0.5	0.4	0.5

	13.8	12.2	12.2
Central	6.8	5.9	6.6

Total	100.0	100.0	100.0

Continuing operating profit before other operating income and expenses
Americas
Owned and leased	7.0	8.0	2.5
Managed	13.6	11.4	5.0
Franchised	103.5	107.9	139.2
Regional overheads	(16.0)	(19.7)	(22.5)

	108.1	107.6	124.2
EMEA
Owned and leased	(2.5)	(2.9)	(9.2)
Managed	18.4	18.0	20.0
Franchised	12.0	15.1	17.5
Regional overheads	(10.0)	(12.2)	(19.2)

	17.9	18.0	9.1
Asia Pacific
Owned and leased	8.4	6.4	7.5
Managed	10.6	9.2	11.7
Franchised	1.3	1.3	1.7
Regional overheads	(6.0)	(4.8)	(6.7)

	14.3	12.1	14.2
Central	(40.3)	(37.7)	(47.5)

Total	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is 2006: £1 = $1.84; (2005: £1 = $1.83, 2004: £1 = $1.82). In the case of the euro, the translation rate is 2006: £1 = €1.47; (2005: £1 = €1.46, 2004: £1 = €1.47).

(2)	Operating profit before other operating income and expenses does not include other operating income and expenses for all periods presented. Other operating income and expenses (charge unless otherwise noted) by region are the Americas (2006: £25 million credit; 2005: £5 million; 2004: £15 million credit); Europe, the Middle East and Africa (2006: £2 million credit; 2005: £12 million; 2004: £57 million); and Asia Pacific (2006: £nil; 2005: £5 million; 2004: £7 million).

(3)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

(4)	Amounts are reported by origin. See Note 2 of Notes to the Consolidated Financial Statements for details by destination, for which the amounts are not significantly different.

     The following table shows revenue and operating profit in US dollars of the IHG continuing Hotels business by activity and the percentage contribution of each activity for the following periods: years ended December 31, 2006, 2005 and 2004.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	($ million)
Continuing revenue(1)(4)
Americas
Owned and leased	211	195	146
Managed	143	118	55
Franchised	443	389	357

	797	702	558
EMEA
Owned and leased	184	201	211
Managed	131	100	78
Franchised	63	64	50

	378	365	339
Asia Pacific
Owned and leased	131	108	91
Managed	65	45	38
Franchised	8	6	5

	204	159	134
Central(3)	101	77	74

Total	1,480	1,303	1,105

Continuing operating profit before other operating income and expenses(1)(2)
Americas
Owned and leased	26	25	6
Managed	50	36	12
Franchised	382	340	304
Regional overheads	(59)	(62)	(50)

	399	339	272
EMEA
Owned and leased	(9)	(9)	(20)
Managed	68	56	43
Franchised	44	48	38
Regional overheads	(36)	(39)	(42)

	67	56	19
Asia Pacific
Owned and leased	31	20	17
Managed	39	29	25
Franchised	5	5	3
Regional overheads	(23)	(15)	(15)

	52	39	30
Central(3)	(149)	(118)	(102)

Total	369	316	219

Footnotes on pages 31 and 32.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(%)
Continuing revenue
Americas
Owned and leased	14.3	15.0	13.2
Managed	9.7	9.0	5.0
Franchised	29.9	29.9	32.3

	53.9	53.9	50.5
EMEA
Owned and leased	12.4	15.4	19.1
Managed	8.8	7.7	7.1
Franchised	4.3	4.9	4.5

	25.5	28.0	30.7
Asia Pacific
Owned and leased	8.9	8.3	8.2
Managed	4.4	3.4	3.4
Franchised	0.5	0.5	0.5

	13.8	12.2	12.1
Central	6.8	5.9	6.7

Total	100.0	100.0	100.0

Continuing operating profit before other operating income and expenses
Americas
Owned and leased	7.0	8.1	2.7
Managed	13.5	10.4	5.5
Franchised	103.5	98.0	138.8
Regional overheads	(16.0)	(17.9)	(22.8)

	108.0	98.6	124.2
EMEA
Owned and leased	(2.4)	5.8	(9.1)
Managed	18.4	16.4	19.6
Franchised	11.9	13.5	17.4
Regional overheads	(9.7)	(11.0)	(19.2)

	18.2	24.7	8.7
Asia
Owned and leased	8.4	5.5	7.8
Managed	10.6	8.4	11.4
Franchised	1.3	1.4	1.4
Regional overheads	(6.2)	(4.3)	(6.9)

	14.1	11.0	13.7
Central	(40.3)	(34.3)	(46.6)

Total	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is 2006: £1 = $1.84; (2005: £1 = $1.83, 2004: £1 = $1.82). In the case of the euro, the translation rate is 2006: £1 = €1.47; (2005: £1 = €1.46, 2004: £1 = €1.47).

(2)	Operating profit before other operating income and expenses does not include other operating income and expenses for all periods presented. Other operating income and expenses (charge unless otherwise noted) by region are the Americas (2006: £25 million credit; 2005: £5 million; 2004: £15 million credit); Europe, the Middle East and Africa (2006: £2 million credit; 2005: £12 million; 2004: £57 million); and Asia Pacific (2006: £nil; 2005: £5 million; 2004: £7 million).

(3)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

(4)	Amounts are reported by origin. See Note 2 of Notes to the Consolidated Financial Statements for details by destination, for which the amounts are not significantly different.
     Global System
      The Group supports revenue delivery into its hotels through its global reservation channels and global loyalty program (Priority Club Rewards) which is paid for by assessments from each hotel in the Group. The elements of the global system include:
      Priority Club Rewards: The Group operates the Priority Club Rewards loyalty program. Members enjoy a variety of privileges and rewards as they stay at the Group’s hotels around the world. IHG has alliances with over 40 airlines, which enable members to collect frequent flyer miles, and with external partners such as car hire companies and credit card companies, which provide exposure and access to IHG’s system. Global system rooms sales generated from Priority Club Rewards members during 2006 was $4.4 billion and represented approximately 34% of IHG global system rooms sales.
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
      Reservation Call Centers: The Group operates 12 reservation centers around the world which enable it to sell in local languages in many countries and offer a high quality service to customers.
      Internet: The Group introduced electronic hotel reservations in 1995. The Internet continues to be an important communications, branding and distribution channel for the Group’s sales. During 2006, the internet channel continued to show strong growth, with global system rooms sales booked through the internet increasing by 18% to $2.0 billion. Approximately 16% of IHG global system rooms sales is via the internet through various branded websites, such as www.intercontinental.com and www.holiday-inn.com, as well as certified third parties (up from 14% in 2005). IHG has established standards for working with third party intermediaries — on-line travel distributors — who sell or re-sell IHG hotel rooms via their internet sites. Under the standards, certified distributors are required to respect IHG’s trademarks, ensure reservations are guaranteed through an automated and common confirmation process, and clearly present fees to customers. About 86% of IHG global system rooms sales booked on the web is now booked directly through the Group’s own brand sites.
      The Group estimates that, during 2006, global system rooms sales booked through these reservation systems (which include company reservation centers, global distribution systems and internet reservations) rose by approximately 21% to $5.7 billion, and the proportion of IHG global system rooms sales booked through IHG’s reservation channels increased from 41% to 44%.

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

Global Brands

Brands Overview
      The Group’s portfolio includes seven established and diverse brands. These brands cover several market segments and in the case of InterContinental, Crowne Plaza, Holiday Inn and Express, operate internationally. Staybridge Suites operates in the Americas and was launched in the United Kingdom in 2005. Candlewood Suites and Hotel Indigo operate exclusively in the United States.

	December 31, 2006

Brands	Room numbers	Hotels

InterContinental	49,599	148
Crowne Plaza	75,632	275
Holiday Inn	260,470	1,395
Holiday Inn Express	143,582	1,686
Staybridge Suites	10,953	97
Candlewood Suites	14,149	130
Hotel Indigo	893	6
Other	968	4
Total	556,246	3,741

InterContinental

	Americas	Americas	EMEA	EMEA
	total	O & L	total	O & L	Asia Pacific

Average room rate $(1)	152.75	227.59	164.11	269.15	160.73
Room numbers(2)	16,525	2,271	21,423	1,288	11,651

(1)	For the year ended December 31, 2006; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable InterContinental hotels.

(2)	As at December 31, 2006.
     InterContinental is IHG’s most prestigious hotel brand. The brand aims to meet the tastes of discerning business and leisure travellers. InterContinental hotels are generally located in prime locations in major cities and key resorts around the world. There were 148 InterContinental hotels across 60 countries and territories which represented 9% of all of IHG’s hotel rooms as at December 31, 2006.
      InterContinental hotels are principally owned, leased or managed by the Group. The brand is one of the largest international premium hotel brands based on room numbers and has more than 50 years of heritage. IHG’s competition includes international luxury chains (for example Four Seasons and Ritz Carlton) and upper upscale chains (for example, Marriott, Hilton, Hyatt and Westin).
      During 2006, 14 new InterContinental hotels were added to the portfolio. After removals there was a net gain of 11 in the total number of InterContinental hotels.

Crowne Plaza

	Americas	Americas	EMEA	EMEA
	total	O & L	total	O & L	Asia Pacific

Average room rate $(1)	111.05	85.24	130.75	111.64	95.21
Room numbers(2)	42,604	293	16,440	732	16,588

(1)	For the year ended December 31, 2006; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable Crowne Plaza hotels.

(2)	As at December 31, 2006.
     Crowne Plaza is IHG’s global upscale hotel brand which had grown to 275 hotels worldwide by December 31, 2006. Defined as “the Place to Meet”, the brand is targeted at the business guest, with a particular focus on executive meetings and business events. Mostly located in principal cities, the upscale Crowne Plaza hotels provide the high level of comfort, amenities, services, facilities and meeting space expected by business and leisure travellers of a full service hotel. Crowne Plaza represented 14% of IHG hotel rooms as at December 31, 2006.
      Approximately 68% of the upscale Crowne Plaza hotels and resorts are franchised hotels. As at December 31, 2006, 56% of Crowne Plaza brand properties were in the Americas. The key competitors in this segment include Sheraton, Marriott, Hilton, Double-Tree, Wyndham and Radisson.
      During 2006, 45 Crowne Plaza hotels were added to the portfolio while five were removed, resulting in a net increase of 40 hotels.

Holiday Inn

	Americas	Americas	EMEA	EMEA
	total	O & L	total	O & L	Asia Pacific

Average room rate $(1)	91.35	93.67	105.70	92.86	73.82
Room numbers(2)	186,067	1,882	50,628	915	23,775

(1)	For the year ended December 31, 2006; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable Holiday Inn hotels.

(2)	As at December 31, 2006.
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
      There were 1,395 Holiday Inn hotels located in more than 70 countries and territories which represented 47% of all IHG’s hotel rooms as at December 31, 2006. The brand is predominantly franchised. As at December 31, 2006, 71% of the Holiday Inn branded hotels were located in the Americas.

Holiday Inn Express

	Americas	EMEA
	total	total	Asia Pacific

Average room rate $(1)	87.46	91.82	42.86
Room numbers(2)	123,718	18,109	1,755

(1)	For the year ended December 31, 2006; quoted at constant US$ exchange rate. Owned and leased average room rate is for comparable Express hotels.

(2)	As at December 31, 2006.

     Holiday Inn Express is a rapidly growing, fresh and uncomplicated brand, offering limited-service comfort, convenience and good value. IHG recognized the need for a brand in this category in the early 1990s and subsequently developed Holiday Inn Express to extend the reach of the Holiday Inn brand and enter the midscale limited service market. The brand aims to provide the room quality of midscale hotels where guests enjoy smart bedrooms, contemporary bathrooms and complimentary breakfast.
      There were 1,686 Holiday Inn Express hotels worldwide, which represented 26% of IHG’s hotel rooms as at December 31, 2006. Holiday Inn Express is one of the largest brands in the US midscale limited service sector based on room numbers, and approximately 86% of the Holiday Inn Express branded rooms are located in the Americas. Holiday Inn Express hotels are almost entirely franchised. Holiday Inn Express also has a solid and growing brand presence in the UK market where it faces competition from a variety of local market brands and independent hotels.
      During 2006, 145 new Holiday Inn Express hotels were added to the portfolio, while 49 hotels were removed from the portfolio, resulting in a net gain of 96 hotels. A further 299 franchise agreements were signed, adding to the system pipeline.

Staybridge Suites

Americas
total

Average room rate $(1)	100.53
Room numbers(2)	10,953

(1)	For the year ended December 31, 2006; quoted at constant US$ exchange rate.

(2)	As at December 31, 2006.
     Staybridge Suites is IHG’s organically developed long-stay upscale brand that offers guests a home away from home. The rooms offer more space than the typical hotel room, offering studios and one and two bedroom suites, complete with kitchens and living rooms, work stations and high-speed internet access, along with breakfast. As at December 31, 2006, there were 97 Staybridge Suites hotels, all of which are located in the Americas, representing 2% of all IHG’s hotel rooms. The Staybridge Suites brand is primarily operated under franchised and managed models. The primary competitors include Residence Inn, Homewood, Summerfield and Hawthorne. On April 6, 2005 the Group announced the launch of Staybridge Suites in the United Kingdom.
      During 2006, 12 hotels were added to the portfolio with two removals.
     Candlewood Suites

Americas
total

Average room rate $(1)	67.27
Room numbers(2)	14,149

(1)	For the year ended December 31, 2006; quoted at constant US$ exchange rate.

(2)	As at December 31, 2006.
     The Candlewood Suites brand was acquired on December 31, 2003. Candlewood Suites is a mid-scale extended-stay brand which complements Staybridge Suites’ upside positioning. Candlewood Suites is an established brand of carefully designed and purpose-built hotels created for stays of a week or longer with studio and one-bedroom suites featuring well-equipped kitchens, spacious work areas and an array of convenient amenities. As at December 31, 2006 there were 130 Candlewood Suites hotels. The major owner of Candlewood Suites properties is HPT and the Group manages all 76 of HPT’s Candlewood Suites properties under a 20 year agreement. At the end of 2006, Candlewood Suites represented 2% of all of the Group’s rooms.

     Hotel Indigo
      In April 2004, the Group launched its seventh brand, Hotel Indigo, which is a new, innovative brand, designed for the style-conscious traveller who seeks the ambience of a boutique hotel with the benefits and consistencies of a global hotel operation. Inspired by lifestyle retailing, Hotel Indigo features inviting service, inspiring artwork, casual gourmet restaurants, airy guest rooms and 24-hour business amenities. The first Hotel Indigo opened in Atlanta, Georgia in the United States in October 2004. As at December 31, 2006 there were six Hotel Indigo hotels, with 893 rooms.

Americas
total

Average room rate $(1)	100.77
Room numbers(2)	893

(1)	For the year ended December 31, 2006; quoted at constant US$ exchange rate.

(2)	As at December 31, 2006.
Geographical Analysis
      Although it has worldwide hotel operations, the Group is most dependent on the Americas for operating profit, reflecting the structure of the branded global hotel market. In terms of its continuing operating profit before central overheads and other operating income and expenses, the Americas represented 77%, EMEA represented 13% and the Asia Pacific region represented 10% in the year ended December 2006.
      The geographical analysis, split by number of rooms and operating profit, is set out in the table below.

	Americas	EMEA	Asia Pacific

	(% of total)
Room numbers(1)	71	19	10
Hotel level operating profit (before central overheads and other operating income and expenses)(2)	77	13	10

(1)	As at December 31, 2006.

(2)	For the year ended December 31, 2006.
     The following table shows information concerning the geographical locations and ownership of IHG’s hotels as at December 31, 2006.

			Management contract
	Owned or leased		and joint ventures		Franchised		Total

	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

United States
InterContinental	4	1,914	10	4,103	3	852	17	6,869
Crowne Plaza	—	—	14	5,439	108	30,224	122	35,663
Holiday Inn	3	758	26	8,639	817	152,758	846	162,155
Holiday Inn Express	—	—	1	252	1,430	115,138	1,431	115,390
Staybridge Suites	2	233	39	4,765	51	5,356	92	10,354
Candlewood Suites	—	—	77	9,340	53	4,809	130	14,149
Hotel Indigo	—	—	2	305	4	588	6	893

Total	9	2,905	169	32,843	2,466	309,725	2,644	345,473

			Management contract
	Owned or leased		and joint ventures		Franchised		Total

	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

Rest of Americas
InterContinental	1	357	11	3,498	20	5,801	32	9,656
Crowne Plaza	1	293	3	737	29	5,911	33	6,941
Holiday Inn	2	1,124	4	1,844	135	20,944	141	23,912
Holiday Inn Express	—	—	—	—	75	8,328	75	8,328
Staybridge Suites	—	—	2	335	3	264	5	599
Candlewood Suites	—	—	—	—	—	—	—	—
Hotel Indigo	—	—	—	—	—	—	—	—

Total	4	1,774	20	6,414	262	41,248	286	49,436

Total Americas
InterContinental	5	2,271	21	7,601	23	6,653	49	16,525
Crowne Plaza	1	293	17	6,176	137	36,135	155	42,604
Holiday Inn	5	1,882	30	10,483	952	173,702	987	186,067
Holiday Inn Express	—	—	1	252	1,505	123,466	1,506	123,718
Staybridge Suites	2	233	41	5,100	54	5,620	97	10,953
Candlewood Suites	—	—	77	9,340	53	4,809	130	14,149
Hotel Indigo	—	—	2	305	4	588	6	893

Total	13	4,679	189	39,257	2,728	350,973	2,930	394,909

United Kingdom
InterContinental	1	447	—	—	—	—	1	447
Crowne Plaza	—	—	6	1,530	9	1,938	15	3,468
Holiday Inn	—	—	58	9,973	46	6,483	104	16,456
Holiday Inn Express	—	—	1	120	106	10,949	107	11,069
Staybridge Suites	—	—	—	—	—	—	—	—
Candlewood Suites	—	—	—	—	—	—	—	—

Total	1	447	65	11,623	161	19,370	227	31,440

Europe
InterContinental	1	470	23	7,972	3	951	27	9,393
Crowne Plaza	3	732	6	1,351	32	7,644	41	9,727
Holiday Inn	3	915	9	2,059	174	26,393	186	29,367
Holiday Inn Express	1	153	9	1,005	54	5,778	64	6,936
Staybridge Suites	—	—	—	—	—	—	—	—
Candlewood Suites	—	—	—	—	—	—	—	—

Total	8	2,270	47	12,387	263	40,766	318	55,423

			Management contract
	Owned or leased		and joint ventures		Franchised		Total

	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

The Middle East and Africa
InterContinental	1	371	33	10,264	4	948	38	11,583
Crowne Plaza	—	—	11	3,041	1	204	12	3,245
Holiday Inn	—	—	18	3,360	9	1,445	27	4,805
Holiday Inn Express	—	—	—	—	1	104	1	104
Staybridge Suites	—	—	—	—	—	—	—	—
Candlewood Suites	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Total	1	371	62	16,665	15	2,701	78	19,737

Total EMEA
InterContinental	3	1,288	56	18,236	7	1,899	66	21,423
Crowne Plaza	3	732	23	5,922	42	9,786	68	16,440
Holiday Inn	3	915	85	15,392	229	34,321	317	50,628
Holiday Inn Express	1	153	10	1,125	161	16,831	172	18,109
Staybridge Suites	—	—	—	—	—	—	—	—
Candlewood Suites	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Total	10	3,088	174	40,675	439	62,837	623	106,600

Far East and Australasia (Asia Pacific)
InterContinental	1	495	24	8,789	8	2,367	33	11,651
Crowne Plaza	—	—	44	13,806	8	2,782	52	16,588
Holiday Inn	1	198	70	20,101	20	3,476	91	23,775
Holiday Inn Express	—	—	7	1,618	1	137	8	1,755
Staybridge Suites	—	—	—	—	—	—	—	—
Candlewood Suites	—	—	—	—	—	—	—	—
Other	—	—	4	968	—	—	4	968

Total	2	693	149	45,282	37	8,762	188	54,737

			Management contract
	Owned or leased		and joint ventures		Franchised		Total

	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

Total
InterContinental	9	4,054	101	34,626	38	10,919	148	49,599
Crowne Plaza	4	1,025	84	25,904	187	48,703	275	75,632
Holiday Inn	9	2,995	185	45,976	1,201	211,499	1,395	260,470
Holiday Inn Express	1	153	18	2,995	1,667	140,434	1,686	143,582
Staybridge Suites	2	233	41	5,100	54	5,620	97	10,953
Candlewood Suites	—	—	77	9,340	53	4,809	130	14,149
Hotel Indigo	—	—	2	305	4	588	6	893
Other	—	—	4	968	—	—	4	968

Total	25	8,460	512	125,214	3,204	422,572	3,741	556,246

     Americas
      In the Americas, the largest proportion of rooms is operated under the franchise business model primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the majority of the InterContinental brand is operated under franchise and management agreements. With 2,930 hotels, the Americas represented the bulk of hotels and approximately 77% of the Group’s continuing operating profit before central costs and other operating income and expenses during the year ended December 31, 2006. The key profit producing region is the United States, although IHG is also represented in each of Latin America, Canada, Mexico and the Caribbean.
     EMEA
      Comprising 623 hotels at the end of 2006, EMEA represented approximately 13% of the Group’s continuing operating profit before central costs and other operating income and expenses during the year ended December 31, 2006. Profits are primarily generated from hotels in the United Kingdom, continental European gateway cities and the Middle East portfolio.
     Asia Pacific
      Asia Pacific represented 10% of the Group’s rooms and 10% of the Group’s operating profit before central costs and other operating income and expenses during the year ended December 31, 2006. IHG has a strong and growing presence in Asia Pacific, comprising 188 hotels in total. Greater China is expected to generate significant growth in the hotel and tourism industry over the next decade. As at December 31, 2006 the Group had 65 hotels in Greater China and a further 55 in development.
     Room Count and System Pipeline
      The IHG global system grew significantly during 2006 ending the fiscal year at 3,741 hotels and 556,246 rooms, 135 hotels and 18,713 rooms higher than at December 31, 2005 (see Figure 4). During 2006, 286 hotels with 42,841 rooms were added to the system, while 151 hotels with 24,128 rooms were removed from the system. Of the hotels removed from the system, 126 (18,310 rooms) were in the Americas.
      One of the key elements of the asset disposal program is the retention of management contracts for the hotels sold. Of those sold between Separation and December 31, 2006, management contracts or franchise agreements were retained for 156 hotels. Overall, the number of owned and leased rooms fell by 7,025 while the number of managed and franchised rooms in the system grew by 3,965 rooms and 21,773 rooms respectively.

      At the end of 2006, the number of rooms in the pipeline (contracts signed but hotels and rooms yet to enter the system) was 1,241, an increase of 40% from 2005 (see figure 5). This positions the Group well to achieve its stated goal of organic growth of at least 50,000 to 60,000 net rooms in the period June 2005 to December 2008. Whilst there is no guarantee that all of the pipeline will enter the system in that period, a number of initiatives are in place to both secure new deals and to reduce the time between a hotel signing with IHG and opening.
      The growth in pipeline was fuelled by record level signings during 2006; 102,774 rooms were signed which represents an increase of over 100% of the average between 2001 and 2005. This partly reflects the increased investment in development resource particularly in the Americas and Asia Pacific.
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
FIGURE 4

	Hotels			Rooms

			Change			Change
Global hotel and room count at December 31, 2006	2006	2005	over 2005	2006	2005	over 2005

Analyzed by brand:
InterContinental	148	137	11	49,599	46,262	3,337
Crowne Plaza	275	235	40	75,632	65,404	10,228
Holiday Inn	1,395	1,435	(40)	260,470	267,816	(7,346)
Holiday Inn Express	1,686	1,590	96	143,582	133,554	10,028
Staybridge Suites	97	87	10	10,953	9,915	1,038
Candlewood Suites	130	112	18	14,149	12,683	1,466
Hotel Indigo	6	3	3	893	497	396
Other	4	7	(3)	968	1,402	(434)

Total	3,741	3,606	135	556,246	537,533	18,713

Analyzed by ownership type:
Owned and leased	25	55	(30)	8,460	15,485	(7,025)
Managed	512	504	8	125,214	121,249	3,965
Franchised	3,204	3,047	157	422,572	400,799	21,773

Total	3,741	3,606	135	556,246	537,533	18,713

FIGURE 5

	Hotels			Rooms

			Change			Change
Global pipeline at December 31, 2006	2006	2005	over 2005	2006	2005	over 2005

Analyzed by brand:
InterContinental	36	27	9	13,211	9,353	3,858
Crowne Plaza	60	54	6	17,113	13,514	3,599
Holiday Inn	299	204	95	44,774	31,035	13,739
Holiday Inn Express	574	429	145	55,520	38,066	17,454
Staybridge Suites	120	79	41	12,605	8,195	4,410
Candlewood Suites	128	83	45	11,723	7,467	4,256
Hotel Indigo	24	8	16	3,045	882	2,163

Total	1,241	884	357	157,991	108,512	49,479

Analyzed by ownership type:
Owned and leased	—	2	(2)	—	574	(574)
Managed	139	98	41	41,648	27,805	13,843
Franchised	1,102	784	318	116,343	80,133	36,210

Total	1,241	884	357	157,991	108,512	49,479

Seasonality
      Although the performance of individual hotels and geographic markets might be highly seasonal due to a variety of factors such as the tourist trade and local economic conditions, the geographical spread of IHG’s hotels in nearly 100 countries and territories and the relative stability of the income stream from management and franchising activities diminish the effect of seasonality on the results of the Group.

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

Key Relationships
      IHG maintains effective business relationships across all aspects of its operations. However, the Group’s operations are not dependent upon any single customer, supplier or hotel owner due to the extent of its brands, market segments and geographical coverage. For example, the largest hotel owner controls less than 4% of the Group’s total room count.
      To promote effective owner relationships, the Group’s management meets with owners of IHG branded hotels on a regular basis. In addition, IHG has an important relationship with the International Association of Holiday Inns (“IAHI”). The IAHI is an independent worldwide association for owners of the Crowne Plaza, Holiday Inn, Holiday Inn Express, Hotel Indigo, Staybridge Suites and Candlewood Suites brands. IHG and the IAHI work together to support and facilitate the continued development of IHG’s brands and systems.
      Many jurisdictions and countries regulate the offering of franchise agreements and recent trends indicate an increase in the number of countries adopting franchise legislation. As a significant percentage of the

Group’s revenues is derived from franchise fees, the Group’s continued compliance with franchise legislation is important to the successful deployment of the Group’s strategy.
      On January 25, 2006 IHG announced a restructured management agreement with FelCor, covering all of the hotels (15,790 rooms) owned by FelCor and managed by IHG. Seventeen hotels (6,301 rooms) were retained by FelCor and managed by IHG, under revised contract terms (the contract duration was extended to 2025 and the incentive fees on all the hotels have been rebased). HPT purchased seven of the hotels (2,072 rooms) from FelCor for $160 million, which IHG continues to manage under a separate management agreement. There was no increase in the guarantees to HPT (described in “Item 10. Additional Information — Material Contracts”) as a result of this transaction.
      On February 10, 2006, the Group announced the sale of its entire shareholding in FelCor for $180.5 million in cash, ($19 per share). This sale followed the renegotiation of the management agreement with FelCor.
      On October 28, 2006 IHG announced the signing of a hotel operating joint venture agreement with ANA. IHG invested £10 million for a majority stake in the joint venture increasing IHG’s portfolio in Japan from 12 hotels (3,686 rooms) to 25 hotels (8,623 rooms). As part of the transaction, ANA signed a 15 year management contract for its 13 owned and leased hotels (4,937 rooms).

Key Performance Indicators (KPIs)
      In addition to the traditional profit measures, the management team at IHG monitor the Group and regional performance of the business through a range of financial and non-financial KPIs, the most significant of which include:

•	total gross revenue — measure of the scale and reach of IHG’s brands;

•	revenue per available room (RevPAR) — measure of underlying hotel revenue with year-on-year performance being measured by the RevPAR movement against the prior year;

•	hotel and room count — measure of the size of IHG’s portfolio; and

•	pipeline of hotels and rooms — measure of demand and growth potential for IHG’s brands.
      Data for the calculation of KPIs is provided from IHG and underlying hotel records.

RevPAR
      The following tables present RevPAR statistics for the years ended December 31, 2006 and 2005.
      Owned and leased, and managed statistics are for comparable hotels, and include only those hotels in the IHG system as of December 31, 2006 and owned and leased, or managed by the Group since January 1, 2005.
      The comparison with 2005 is at constant US$ exchange rates.

	Owned & leased comparable				Managed comparable				Franchised

			Change vs				Change vs				Change vs
	2006	2005	2005		2006	2005	2005		2006	2005	2005

Americas
InterContinental
Occupancy	78.5%	73.5%	5.0	% pts	68.7%	67.2%	1.5	% pts.	61.7%	59.8%	1.9	% pts.
Average daily rate	$227.59	$216.58	5.1%		$157.11	$145.82	7.7%		$117.50	$106.53	10.3%
RevPAR	$178.63	$159.19	12.2%		$107.89	$97.96	10.1%		$72.50	$63.73	13.8%
Crowne Plaza
Occupancy	72.4%	66.1%	6.3	% pts.	75.4%	74.5%	1.0	% pts.	62.7%	61.5%	1.2	% pts.
Average daily rate	$85.24	$73.41	–16.1%		$135.26	$120.07	12.7%		$106.38	$98.39	8.1%
RevPAR	$61.75	$48.52	27.3%		$102.05	$89.42	14.1%		$66.74	$60.53	10.3%
Holiday Inn
Occupancy	69.2%	70.6%	1.4	% pts.	67.7%	69.0%	–1.3	% pts.	62.5%	61.9%	0.6	% pts.
Average daily rate	$93.67	$89.72	4.4%		$98.56	$92.33	6.7%		$90.86	$85.20	6.6%
RevPAR	$64.79	$63.33	2.3%		$66.76	$63.76	4.7%		$56.77	$52.75	7.6%
Holiday Inn Express
Occupancy	—	—	—		74.8%	75.1%	–0.3	% pts.	68.0%	66.7%	1.4	% pts.
Average daily rate	—	—	—		$133.55	$119.12	12.1%		$87.36	$80.52	8.5%
RevPAR	—	—	—		$99.91	$89.51	11.6%		$59.44	$53.68	10.7%
Staybridge Suites
Occupancy	66.7%	73.7%	–7.0	% pts.	76.4%	76.8%	–0.5	% pts.	72.9%	73.2%	–0.4	% pts.
Average daily rate	$91.53	$73.18	–25.1%		$104.22	$95.25	9.4%		$97.34	$91.23	6.7%
RevPAR	$61.06	$53.93	13.2%		$79.59	$73.17	8.8%		$70.92	$66.80	6.2%
Candlewood Suites
Occupancy	—	—	—		75.7%	75.0%	0.7	% pts.	66.1%	69.5%	–3.4	% pts.
Average daily rate	—	—	—		$66.50	$61.03	8.9%		$69.22	$64.45	7.4%
RevPAR	—	—	—		$50.31	$45.76	9.9%		$45.72	$44.77	2.1%
Hotel Indigo
Occupancy	—	—	—		69.0%	55.9%	13.2	% pts.	39.2%	42.4%	–3.3	% pts.
Average daily rate	—	—	—		$127.05	$115.19	10.3%		$86.02	$84.44	1.9%
RevPAR	—	—	—		$87.70	$64.35	36.3%		$33.70	$35.85	–6.0%

	Owned & leased comparable				Managed comparable				Franchised

			Change vs				Change vs				Change vs
	2006	2005	2005		2006	2005	2005		2006	2005	2005

EMEA
InterContinental
Occupancy	70.6%	69.9%	0.7	% pts.	65.4%	60.9%	4.5	% pts.	71.3%	68.5%	2.8	% pts.
Average daily rate	$269.15	$223.15	20.6%		$155.76	$145.66	6.9%		$173.14	$141.33	22.5%
RevPAR	$190.08	$156.08	21.8%		$101.92	$88.71	14.9%		$123.46	$96.87	27.4%
Crown Plaza
Occupancy	70.4%	68.8%	1.6	% pts.	75.2%	73.7%	1.5	% pts.	67.3%	64.5%	2.8	% pts.
Average daily rate	$111.64	$104.66	6.7%		$140.25	$129.91	8.0%		$126.50	$119.16	6.2%
RevPAR	$78.59	$71.99	9.2%		$105.53	$95.74	10.2%		$85.13	$76.84	10.8%
Holiday Inn
Occupancy	70.7%	66.2%	4.5	% pts.	73.6%	71.2%	2.4	% pts.	65.6%	64.5%	1.1	% pts.
Average daily rate	$92.86	$94.18	–1.4%		$111.58	$106.62	4.7%		$103.50	$92.46	11.9%
RevPAR	$65.66	$62.37	5.3%		$82.12	$75.90	8.2%		$67.87	$59.64	13.8%
Holiday Inn Express
Occupancy	70.1%	63.9%	6.3	% pts.	63.8%	56.6%	7.2	% pts.	70.8%	68.8%	2.0	% pts.
Average daily rate	$78.12	$79.01	–1.1%		$76.04	$71.68	6.1%		$92.62	$88.39	4.8%
RevPAR	$54.79	$50.45	8.6%		$48.49	$40.56	19.5%		$65.59	$60.85	7.8%

	Owned & leased comparable				Managed comparable				Franchised

			Change vs				Change vs				Change vs
	2006	2005	2005		2006	2005	2005		2006	2005	2005

Asia Pacific
InterContinental
Occupancy	72.5%	65.9%	6.6	% pts.	71.1%	71.0%	0.1	% pts.	70.8%	68.0%	2.8	% pts.
Average daily rate	$340.73	$284.50	19.8%		$146.55	$140.56	4.3%		$159.64	$135.26	18.0%
RevPAR	$247.07	$187.39	31.8%		$104.23	$99.80	4.4%		$113.03	$92.01	22.8%
Crowne Plaza
Occupancy	—	—	—		78.6%	76.8%	1.8	% pts.	77.7%	74.6%	31.1	% pts.
Average daily rate	—	—	—		$94.52	$87.95	7.5%		$98.31	$91.29	7.7%
RevPAR	—	—	—		$74.27	$67.56	9.9%		$76.41	$68.13	12.2%
Holiday Inn
Occupancy	78.6%	76.9%	1.7	% pts.	76.6%	75.8%	0.8	% pts.	69.5%	71.3%	–1.8	% pts.
Average daily rate	$104.63	$92.06	13.7%		$75.35	$69.25	8.8%		$66.17	$63.98	3.4%
RevPAR	$82.24	$70.76	16.2%		$57.72	$52.47	10.0%		$45.97	$45.62	0.8%
Holiday Inn Express
Occupancy	—	—	—		77.2%	77.8%	–0.6	% pts.	65.4%	67.3%	–1.9	% pts.
Average daily rate	—	—	—		$39.38	$37.44	5.2%		$53.81	$52.20	3.1%
RevPAR	—	—	—		$30.39	$29.11	4.4%		$35.19	$35.13	0.2%
Other
Occupancy	—	—	—		67.1%	70.1%	–3.0	% pts.	—	—	—
Average daily rate	—	—	—		$74.73	$72.21	3.5%		—	—	—
RevPAR	—	—	—		$50.17	$50.64	–0.9%		—	—	—

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
      The Group results for fiscal 2005 include the results of Soft Drinks for the period up until the IPO of Britvic on December 14, 2005.
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
ORGANIZATIONAL STRUCTURE

Principal operating subsidiary undertakings
      InterContinental Hotels Group PLC (or, where appropriate IHL) was the beneficial owner of all (unless specified) of the equity share capital, either itself or through subsidiary undertakings, of the following companies during the year. Unless stated otherwise, the following companies were incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom. The companies listed below include those which principally affect the amount of profit and assets of the Group.
      Six Continents Limited (formerly Six Continents PLC)
      InterContinental Hotels Group Services Company
      InterContinental Hotels Group (Management Services) Limited

InterContinental Hotels Group Operating Corporation (incorporated and operates principally in the United States)
PROPERTY, PLANT AND EQUIPMENT
      Group companies own and lease properties throughout the world. The table below analyzes the net book value of land and buildings (excluding assets classified as held for sale) at December 31, 2006. Approximately 40% of the properties by value were directly owned, with 55% held under leases having a term of 50 years or longer.

	Europe,
Net book value of land and buildings as	the Middle East
at December 31, 2006	and Africa	Americas	Asia Pacific	Total

	(£ million)
Hotels	278	289	172	739

      Group properties comprise hotels. Approximately 85% of the Group’s property values relate to the top five owned and leased hotels (in terms of value) of a total of 21 hotels.
      In the year ended December 31, 2006 property, plant and equipment have been written down by £nil million (2005, £7 million) following an impairment review of certain hotel assets based on current market trading conditions. Fair value was measured by reference to recent transactions for hotel assets in these markets.

ENVIRONMENT
      IHG is committed to all its operating companies having a responsibility to act in a way that respects the environment in which they operate. The Group’s strong presence in the United States and European Union markets mean that it is affected by and is familiar with highly developed environmental laws and controls. IHG regularly considers environmental matters and seeks to embed good practice into its business strategies and operations. IHG is a member of the FTSE4Good Index Series.
      We have a wide range of environmental responsibilities and a unique opportunity to lead the world’s hospitality industry in environmental innovation.
      As we pursue our strategic growth and continue to develop our environmental practice, we aim to minimise our negative effects on the environment. We are committed to providing updated information to stakeholders on:

•	developments in global environmental policy;
•	how we establish management responsibility and accountability for environmental performance;
•	how we evaluate and manage our hotels’ environmental footprint;
•	new projects and developments; and
•	performance benchmarking against best practice.
      In 2006 we improved data collection and reporting to increase our energy efficiency. The Group’s hotels already take steps to conserve resources, including energy and water, and to manage waste and recycling effectively. In 2007, we intend to benchmark these achievements across our business so that we can set clear targets for improvement.
      In September 2006 we created the new role of Senior Vice President with responsibility for developing and implementing the Group’s Corporate Social Responsibility (“CSR”) policies and practices. This position reports directly to Richard Winter in his capacity as the IHG Executive Committee member responsible for the development of our global CSR strategy. A comprehensive review of IHG’s current position on CSR was undertaken and a revised strategy was considered and approved by the Board in December 2006.
      Following research throughout 2006, we now have a much better understanding of our main risks and opportunities. The Group’s immediate priorities for action are environmental management and support for the communities in which we operate. The travel and tourism industry is coming under increasing pressure to address its impact on the environment and society and become more sustainable. We must address this challenge as a priority.
      IHG believes that travel and tourism should be operated responsibly and that the benefits of taking this approach far outweigh the costs. Tourism provides opportunities for local economic development, new business and much needed jobs, especially in developing countries. It also opens the door to improved learning, better communication, greater diversity and richer, more fulfilling social experiences.
      The Group accepts that there are actions that hotel operators can take to minimise travel and tourism’s negative effects still further. We will be launching several new initiatives in 2007 and will encourage our owners and guests to support these activities.
      IHG will continue to concentrate its efforts on supporting local communities and seek to develop protocols to assess the responsible management of our supply chain.
      Addressing our risks and opportunities in a cohesive way has required us to develop a more integrated CSR strategy — one that is consistent with our Winning Ways. We have created a global team, representing all parts of our business, to manage our CSR agenda and to develop detailed future plans.
      The Group’s reporting systems will also be strengthened in 2007 so that we can collect better data and set ourselves appropriate performance targets.
      Group companies incur expenditure on technical advice, services and equipment in addressing the environmental laws and regulations enacted in the countries in which they operate. In 2006, such expenditure was not material in the context of their Financial results.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
      None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION

Business and Overview
      The Group is a worldwide owner, manager and franchisor of hotels and resorts. Through its various subsidiaries, the Group owned, managed, leased or franchised 3,741 hotels and 556,246 guest rooms in nearly 100 countries and territories around the world, as at December 31, 2006. The Group’s brands include InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts, Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. The Group also manages the hotel loyalty program, Priority Club Rewards.
      The Group’s revenue and earnings are derived from (i) hotel operations, which include operation of the Group’s owned hotels, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and franchise and other fees paid under franchise agreements and (ii) until December 14, 2005, the manufacture and distribution of soft drinks.

Operational Performance
      For the year ended December 31, 2006, the Hotels business reported growth in all regions at the revenue and operating profit lines for continuing operations. The 2006 regional increases were driven by RevPAR growth of approximately 10% across the 3,741 hotels and were primarily the result of higher room rates.
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
CRITICAL ACCOUNTING POLICIES UNDER IFRS AND US GAAP
      The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expense during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those relating to revenue recognition, bad debts, inventories, investments, property, plant and equipment, goodwill and intangible assets, income taxes, financing operations, frequent guest program liability, self insurance claims payable, restructuring costs, retirement benefits and contingencies and litigation.
      Management bases its estimates and judgments on historical experience and on other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions and conditions.

      The Group’s critical accounting policies are set out below.

Goodwill, intangible assets, and property, plant and equipment
      Under IFRS, goodwill arising on acquisitions prior to October 1, 1998 was eliminated against equity. From October 1, 1998 to December 31, 2003, acquired goodwill was capitalized and amortized over a period not exceeding 20 years. Since January 1, 2004, goodwill continued to be capitalized but amortization ceased as at that date, replaced by an annual review for impairment.
      Under US GAAP, goodwill arising on acquisitions prior to July 1, 2001 was capitalized and amortized over its estimated useful life, not exceeding 40 years. From October 1, 2002, goodwill and indefinite life intangible assets are not amortized but are reviewed annually for impairment.
      Under both IFRS and US GAAP, the Company uses discounted cash flow models to test goodwill and indefinite life intangibles for impairment on an annual basis, or more frequently if there are indicators of impairment. The discounted cash flow models require assumptions about the timing and amount of net cash inflows, economic projections, cost of capital and terminal values. Each of these can significantly affect the value of the assets.
      Under both IFRS and US GAAP, finite lived intangible assets are capitalized and amortized over their anticipated life.
      Under both IFRS and US GAAP, the carrying value of property, plant and equipment and finite lived intangible assets are assessed for indicators of impairment. The Company evaluates the carrying value of its long-lived assets based on its plans, at the time, for such assets and such qualitative factors as future development in the surrounding area, status of expected local competition and projected capital expenditure plans. Changes to the Company’s plans, including decisions to dispose of or change the intended use of an asset, can have a material impact on the carrying value of the asset.
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
      During 2006, under IFRS the Company recorded an impairment of its property, plant and equipment of £3 million, relating to an asset held for sale. For the purposes of US GAAP, no impairment was required.

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
      For US GAAP, the Company accounts for sales of real estate in accordance with FAS 66 “Accounting for Sales of Real Estate”. If there is significant continuing involvement with the property, any gain on sale is deferred and is recognized over the life of the continuing involvement, normally a long-term management contract retained on the property. The deferral of gains on such sales totaled £nil in 2006, £5 million in 2005 and £nil in 2004.

Income taxes
      Under IFRS, the Company provides for deferred tax in accordance with IAS 12 “Income Taxes” in respect of temporary differences between the tax base and carrying value of assets and liabilities including accelerated capital allowances, unrelieved tax losses, unremitted profits from overseas where the Company does not control remittance, gains rolled over into replacement assets, gains on previously revalued properties and other short-term temporary differences. Under US GAAP, deferred tax is computed, in accordance with FAS No. 109 “Accounting for Income Taxes”, on temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years. Deferred tax assets under IFRS are recognized to the extent that it is regarded as probable that the deductible temporary differences can be realized. Under US GAAP, deferred tax assets are recognized in full and a valuation allowance is made to the extent that it is not more likely than not that they will be realized. Under both IFRS and US GAAP, the Company estimates deferred tax assets and liabilities based on current tax laws and rates, and in certain cases, business plans. Changes in these estimates may affect the amount of deferred tax liabilities or the valuation of deferred tax assets.
      Under both IFRS and US GAAP, accruals for tax contingencies require judgments on the expected outcome of tax exposures which may be subject to significant uncertainty, and therefore the actual results may vary from expectations resulting in adjustments to contingencies and cash tax settlements.

Loyalty program
      Priority Club Rewards enables members to earn points, funded through hotel assessments, during each stay at an InterContinental Hotels Group hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables in the consolidated balance sheets in the Consolidated Financial Statements and is estimated using actuarial methods based on statistical formulas that project timing of future point redemption based on historical levels to give eventual redemption rates and points values. The future redemption liability amounted to £180 million at December 31, 2006.

Pensions and other post-employment benefit plans
      Under IFRS, the Company applies IAS 19 “Employee Benefits”. Under US GAAP, the Company has adopted FAS 158 “Employer’s Accounting for Defined Benefit Pension Plans and Other Post-Retirement Plans” as at December 31, 2006, amending the accounting methodology under FAS 87 “Employer’s Accounting for Pensions” and FAS 106 “Employer’s Accounting for Post-Retirement Benefits other than Pensions” on a prospective basis.
      These accounting standards require the Company to make assumptions including, but not limited to, future asset returns, rates of inflation, discount rates, life expectancies and health care costs. The use of different assumptions, in any of the above calculations, could have a material effect on the accounting values of the relevant assets and liabilities which could result in a material change to the cost of such liabilities as recognized in the income statement over time. These assumptions are subject to periodic review.

OPERATING RESULTS

Accounting Principles
      The following discussion and analysis is based on the Consolidated Financial Statements of the Group, which are prepared in accordance with IFRS. The principal differences between IFRS and US GAAP as they relate to the Group are discussed in Note 32 of Notes to the Consolidated Financial Statements.
      The Group was required to produce its first set of audited financial statements in accordance with IFRS for the year ending December 31, 2005.
      For the year ended December 31, 2006 the results include special items totaling a net credit of £238 million (2005 £297 million — see “year ended December 31, 2006 compared to year ended December 31, 2005 — Special Items”). For comparability of the periods presented, some performance indicators in this Operating and Financial Review and Prospects discussion have been calculated after eliminating these special items. Such indicators are prefixed with “adjusted”. A reconciliation to the amounts under IFRS including such special items is included in Note 9 of Notes to the Consolidated Financial Statements.

Year ended December 2006 compared with year ended December 2005

	Year ended	Year ended
	December 31,	December 31,
	2006	2005

	(£ million)
GROUP RESULTS
Revenue:
Continuing operations
Hotels	805	713
Discontinued operations
Hotels	155	526
Soft Drinks	—	671

Total revenue	960	1,910

Operating profit before other operating income and expenses:
Continuing operations
Hotels	201	173
Discontinued operations
Hotels	30	96
Soft Drinks	—	70

Total operating profit before other operating income and expenses	231	339
Other operating income and expenses	27	(22)

Operating profit	258	317
Interest	(11)	(33)

Profit before tax	247	284
Tax	41	(80)

Profit after tax	288	204
Gain on disposal of assets, net of tax	117	311

Profit available for the year	405	515

Earnings per ordinary share:
Basic	104.1p	95.2p
Adjusted	42.9p	38.2p
Adjusted - continuing operations	37.5p	22.5p

      IHG revenue from continuing operations for the year ended December 31, 2006 was £805 million (2005 £713 million). Operating profit before other operating income and expenses from continuing operations for the year ended December 31, 2006 was £201 million (2005 £173 million).
     Other operating income and expenses
      Other operating income and expenses for the year ended December 31, 2006 totaled £27 million and included the gain on the sale of the Group’s investment in FelCor.
      In 2005 other operating income and expenses totaled £(22) million and included a £13 million restructuring charge, a £9 million charge relating to property damage from fire and natural disasters, a £7 million impairment charge on property, plant and equipment and a £7 million credit related to the curtailment of employee benefits following the UK hotels disposal.

      Other operating income and expenses are treated as special items by reason of their size or incidence and are excluded from the calculation of adjusted earnings per share in order to provide a more meaningful comparison of performance.
     Net Financing Costs
      Net financing costs decreased from £33 million in 2005 to £11 million in 2006, primarily as a result of significantly lower average debt levels in the year (£92 million in 2006 compared to £700 million in 2005). Financing costs included £10 million (2005 £5 million) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded. The increase over 2005 arises from growth in the scheme membership and higher interest rates. Net financing costs in 2006 also included £4 million in respect of the InterContinental Boston finance lease. Prior year financing costs included £9 million in respect of the discontinued Soft Drinks operations.
     Taxation
      The effective rate of tax on profit before tax, excluding the impact of special items, was 24%. By also excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent effective tax rate would be 36%. This rate is higher than the UK statutory rate of 30% due mainly to overseas profits (predominantly in the United States) being subject to statutory rates higher than the UK statutory rate, unrelieved losses and other disallowable expenses. The equivalent effective rates for 2005, were 29% and 38% respectively.
      Taxation within special items totaled a £94 million credit (2005 £8 million credit). In 2006 and 2005, this represented, primarily, the release of provisions which were special by reason of their size or incidence, relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired. In 2006, taxation special items, in addition to such provision releases, included £12 million for the recognition of a deferred tax asset in respect of tax losses.
      Net tax paid in 2006 was £49 million (2005 £91 million) including £6 million in respect of disposals.
     Gain on Disposal of Assets
      The gain on disposal of assets, net of related tax, totaled £117 million in 2006 (2005 £311 million) and primarily comprised the gain on the sale of seven InterContinental hotels to Morgan Stanley Real Estate Funds (“MSREF”). The gain on disposal of assets in 2005 mainly comprised a net gain on disposal of Soft Drinks of £284 million and a net gain on hotel asset disposals of £27 million.
     Earnings
      Basic earnings per share for 2006 were 104.1 pence, compared with 95.2 pence in 2005. Adjusted earnings per share were 42.9 pence against 38.2 pence in 2005. Adjusted earnings per share for continuing operations were 37.5 pence, 67% up on last year.

Highlights for the year ended December 31, 2006
      The following is a discussion of the year ended December 31, 2006 compared with the year ended December 31, 2005.

Continuing Hotels Results

	Year ended	Year ended
	December 31,	December 31,
	2006	2005	Change

			%
	(£ million)
Revenue:
Americas	433	384	12.8
EMEA	206	200	3.0
Asia Pacific	111	87	27.6
Central	55	42	31.0

	805	713	12.9

Operating profit before other operating income and expenses:
Americas	217	186	16.7
EMEA	36	31	16.1
Asia Pacific	29	21	38.1
Central	(81)	(65)	24.6

	201	173	16.2

      Revenue. Continuing Hotels revenue increased £92 million (12.9%) from £713 million for the year ended December 31, 2005, to £805 million for the year ended December 31, 2006.
      Operating profit. Continuing Hotels operating profit before other operating income and expenses for the year ended December 31, 2006 was £201 million, up 16.2% from £173 million for year ended December 31, 2005.

Americas

Continuing Americas Results

	Year ended	Year ended
	December 31,	December 31,
	2006	2005	Change

			%
	($ million)
Revenue:
Owned and leased	211	195	8.2
Managed	143	118	21.2
Franchised	443	389	13.9

	797	702	13.5

Operating profit before other operating income and expenses:
Owned and leased	26	25	4.0
Managed	50	36	38.9
Franchised	382	340	12.4

	458	401	14.2
Regional overheads	(59)	(62)	(4.8)

Total $ million	399	339	17.7

Sterling equivalent £ million(i)	217	186	16.7

(i)	The results have been translated into pounds sterling at weighted average rates of exchange for the year. The translation rates are fiscal 2006: £1 = $1.84 (2005: £1 = $1.83).
     For the year ended December 31, 2006, revenue and operating profit from continuing operations increased by 13.5% to $797 million and 17.7% to $399 million, respectively. Underlying trading performance across all ownership types was strong, although the pace of RevPAR growth achieved in the first half of the year was not maintained throughout the second half of the year.
      Continuing owned and leased revenue and operating profit increased by 8.2% to $211 million and 4.0% to $26 million respectively. Owned and leased InterContinental branded hotels achieved RevPAR growth in excess of 12% over 2005, driven by gains in both daily rates and occupancy levels. The owned and leased results were impacted, as expected, by a $6 million loss at the recently opened InterContinental Boston. Excluding this loss, the combined impact of RevPAR growth and operating efficiencies led to a 28% increase in operating profit from continuing owned and leased hotels.
      Managed revenues increased by 21.2% to $143 million during the year as a result of strong underlying trading, restructured management agreements, an increased number of hotels under management contracts and the full year benefit of contracts negotiated during 2005 as part of the hotel disposal program. RevPAR growth in the managed hotels was strong across most brands. Holiday Inn growth levels were impacted during the fourth quarter by hotel refurbishments (nine of 28 hotels). Managed revenues include $80 million (2005 $70 million) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.
      Managed operating profit increased by 38.9% to $50 million including $9 million (2005 $9 million) from the managed properties held as operating leases and $3 million from the receipt of business interruption proceeds following hurricane damage in 2005. As a consequence of the 2005 hurricane season, ongoing insurance costs increased significantly, reducing managed operating profit in 2006 by an incremental $3 million.

      Franchised revenue and operating profit increased by 13.9% to $443 million and 12.4% to $382 million respectively, driven by RevPAR growth of 9.2%, net room count growth of 4% and fees associated with record levels of signings. The RevPAR gains were achieved across all brands despite high prior year comparables. Holiday Inn Express and Crowne Plaza both reported double digit RevPAR growth, driven by higher average daily rates.
      Americas regional overheads were 4.8% lower in 2006, primarily as a result of lower claims in the Group-funded employee healthcare program.
      Americas net hotel and room count grew by 96 hotels (8,303 rooms) to 2,930 hotels (394,909 rooms). The net growth includes openings of 222 hotels (26,613 rooms) led by demand for Holiday Inn Express 128 hotels (11,155 rooms). Although the regions’ net growth was predominantly achieved in the US markets, Mexico represented over 10% of the expansion. The net growth also included removals of 126 hotels (18,310 rooms), of which Holiday Inn hotels represented 56% (74% of rooms).
      The Americas pipeline continued to achieve record growth levels and totaled 1,012 hotels (105,685 rooms) at December 31, 2006. Signing levels outpaced prior year as demand for the new Holiday Inn prototype and Holiday Inn Express continued to accelerate throughout 2006. During the year 61,673 room signings were completed, compared to 49,765 room signings in 2005. This level of growth demonstrates strong demand for IHG brands and represents a key driver of future profitability.

Europe, Middle East and Africa
          Continuing EMEA Results

	Year ended	Year ended
	December 31,	December 31,
	2006	2005	Change

	(£ million)
			%
Revenue:
Owned and leased	100	110	(9.1)
Managed	71	55	29.1
Franchised	35	35	—

	206	200	3.0

Operating profit before other operating income and expenses:
Owned and leased	(5)	(5)	—
Managed	37	31	19.4
Franchised	24	26	(7.7)

	56	52	7.7
Regional overheads	(20)	(21)	(4.8)

Total £ million	36	31	16.1

Dollar equivalent $ million(i)	67	56	19.6

(i)	The results have been translated into US dollars at weighted average rates of exchange for the year. The translation rates are 2006: $1 = £0.54 (2005: $1 = £0.55).
     In the owned and leased estate, continuing revenues declined by £10 million to £100 million as a result of the major refurbishment at the InterContinental London Park Lane. The hotel reopened in November 2006 following a 13 month closure and is expected to be fully operational by Spring 2007. Continuing operating loss remained in line with 2005. However, excluding the impact of the InterContinental London Park Lane in 2005 and 2006, the continuing owned and leased operating profit increased by £5 million, driven by enhanced trading performance at the InterContinental Paris Le Grand where RevPAR growth was more than 25% over 2005.

      Managed revenues and operating profit increased by 29.1% to £71 million and 19.4% to £37 million respectively. The growth was driven by the impact of management contracts negotiated in 2005 and 2006 as part of the hotel disposal program in the UK and Europe, together with strong RevPAR growth in the key regions including Continental Europe and the Middle East.
      Franchised revenue of £35 million was in line with 2005 revenues, whilst operating profit decreased by £2 million to £24 million. The prior year included £7 million in liquidated damages for the termination of franchise contracts in South Africa. Excluding the impact of this, franchised operating profit increased by 26.3% as a result of strong RevPAR growth across the UK and Continental Europe and increased room count. The increased room count was driven by the negotiation of franchise contracts in Continental Europe as part of the hotel disposal program and further expansion in the region.
      During 2006, EMEA hotel and room count grew by 13 hotels (1,181 rooms). The net growth included the opening of 31 hotels (4,823 rooms) and the removal of 18 hotels (3,642 rooms), including exits on a limited number of managed hotels, as agreed at the time of the UK portfolio disposal in May 2005.
      The pipeline in EMEA increased by 57 hotels (7,779 rooms) to 143 hotels (22,057 rooms). The growth included a record level of 13,321 room signings, driven by demand for Holiday Inn and Holiday Inn Express in the UK, Continental Europe and South Africa, and for all brands in the Middle East and Russia.

Asia Pacific
          Continuing Asia Pacific Results

	Year ended	Year ended
	December 31,	December 31,
	2006	2005	Change

	($ million)
			%
Revenue:
Owned and leased	131	108	21.3
Managed	65	45	44.4
Franchised	8	6	33.3

	204	159	28.3

Operating profit before other operating income and expenses:
Owned and leased	31	20	55.0
Managed	39	29	34.5
Franchised	5	5	—

	75	54	38.9
Regional overheads	(23)	(15)	53.3

Total $ million	52	39	33.3

Sterling equivalent £ million(i)	29	21	38.1

(i)	The results have been translated into pounds sterling at weighted average rates of exchange for the year. The translation rates are fiscal 2006: £1 = $1.84 (2005: £1 = $1.83).
     Revenue and operating profit from continuing operations increased by 28.3% to $204 million and 33.3% to $52 million, respectively, during 2006.

      Continuing owned and leased operating profit increased by 55.0% to $31 million driven by trading at the InterContinental Hong Kong which achieved rate-led RevPAR growth of over 30.0%. The hotel also benefited from a rooms refurbishment program and the prior year repositioning of its food and beverage operations.
      The managed estate achieved revenue growth of 44.4% increasing from $45 million to $65 million due to the retention of management contracts on the 10 owned and leased hotels sold in 2005 combined with strong underlying trading in Greater China where comparable RevPAR increased by 12.1% over 2005.
      Regional overheads increased by $8 million to $23 million. The increase reflects infrastructure and development costs including additional headcount, office facility and IT costs, all associated with ongoing expansion in the region.
      Net hotel and room count in Asia Pacific increased by 26 hotels (9,229 rooms). The net growth includes 14 hotels (3,628 rooms) in Greater China reflecting continued expansion in one of IHG’s strategic markets, and 13 hotels (4,937 rooms) in Japan that joined the system as part of the IHG ANA transaction.
      The pipeline in Asia Pacific increased by 30 hotels (12,880 rooms) to 86 hotels (30,249 rooms). The substantial growth indicates the demand for IHG’s brands in the Chinese market where signings of 16,445 rooms were more than double 2005 signings.

Central

	Year ended	Year ended
	December 31,	December 31,
	2006	2005	Change

			%
	(£ million)
Revenue	55	42	31.0
Gross central costs	(136)	(107)	27.1

Net central costs £ million	(81)	(65)	24.6

Dollar equivalent $ million(i)	(149)	(118)	26.3

(i)	The results have been translated into US dollars at weighted average rates of exchange for the year. The translation rates are 2006: $1 = £0.54 (2005: $1 = £0.55).
     Net central costs increased by £16 million to £81 million and included significant investment in new global research, designed to enable higher quality brand development and enhance IHG’s franchising capability; the increase also included higher IT infrastructure costs.

Discontinued Operations
      For the year ended December 31, 2006 operating profit from hotels classified as discontinued was £30 million (2005 £96 million) and was £nil (2005 £70 million) for the Soft Drinks business.
      The net gain on disposal of assets for Hotels was £117 million (2005 £27 million) and for Soft Drinks was £nil (2005 £284 million).

Highlights for the 12 months ended December 31, 2005
      Continuing revenue increased £107 million (17.7%) from £606 million for the year ended December 31, 2004 to £713 million for the year ended December 31, 2005.
      Continuing operating profit before other operating income and expenses increased £53 million (44.2%) from £120 million for the year ended December 31, 2004 to £173 million for the year ended December 31, 2005.

Americas
      Americas continuing operating profit was $339 million, a 24.6% increase on continuing operating profit for the year ended December 31, 2004 of $272 million.
      Continuing owned and leased revenue increased by over 30% driven by strong trading in the comparable estate (those hotels fully trading as owned and leased in both financial years). Comparable RevPARs were 17.7% up for InterContinental and 14.0% up for Holiday Inn with average daily rate growth fuelling the increased RevPAR. The InterContinental Buckhead, Atlanta, also contributed its first full year of trading after opening in November 2004. These revenue increases, together with improved operating efficiency in the hotels, led to continuing owned and leased operating profit increasing significantly over 2004, from $6 million to $25 million.
      Managed revenue increased from $55 million in 2004 to $118 million as a result of strong trading in the comparable estate and the contribution from management contracts negotiated during 2004 and 2005 as part of the asset disposal program. Managed revenue also includes $70 million (2004 $27 million) from properties (including the InterContinental San Juan sold in the year) that are structured, for legal reasons, as operating leases but with the same economic characteristics as a management contract. Overall, managed RevPARs grew by 16.2% for InterContinental, 12.9% for Crowne Plaza, 11.0% for Holiday Inn, 9.1% for Staybridge Suites and 14.8% for Candlewood Suites.
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

EMEA
      The EMEA operating model changed in 2005 as a result of the disposal of 73 hotels in the United Kingdom to LRG Acquisition and LRG Holdings Limited (“LRG”) and a number of smaller transactions. As a result, the number of owned and leased hotels reduced by 85 whilst the number of managed hotels increased by 77, including 73 in connection with the LRG transaction.
      Revenue from continuing operations increased by 7.5% to £200 million and continuing operating profit before other operating income and expenses increased by £20 million to £31 million.
      Owned and leased revenue from continuing operations decreased by 5.2% from £116 million in 2004 to £110 million in 2005. Performance across the region was mixed with variable trading conditions in parts of Continental Europe. The refurbishment of the InterContinental London impacted the overall result with the hotel being disrupted for most of the year and closed in the final quarter of the year. Owned and leased operating profit from continuing operations increased by £6 million during 2005, reducing the £11 million loss in 2004 to £6 million in 2005.
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
      The EMEA pipeline at December 31, 2005 was 86 hotels (14,278 rooms).

Asia Pacific
      Asia Pacific revenue from continuing operations increased by 18.7% to $159 million and operating profit before other operating income and expenses increased by 30.0% to $39 million.
      Continuing owned and leased operating profit grew from $17 million in 2004 to $20 million in 2005 mainly reflecting strong trading in the InterContinental Hong Kong which achieved RevPAR growth of 11.7% over 2004, driven by average daily rate growth.
      Asia Pacific managed operating profit grew strongly from $25 million to $29 million, reflecting both the impact of improved RevPAR and an increase in room count over 2004. Greater China managed RevPAR increased by 13.6% and Australia, New Zealand and South Pacific managed RevPAR increased by 6.1%. Asia Pacific franchised operating profit increased by $2 million $5 million.
      Regional overheads were level at $15 million despite increased resources for the planned expansion in Greater China.
      During 2005, a further nine hotels (2,839 rooms) opened in Greater China and 20 hotels (7,308 rooms) signed contracts and entered the pipeline. On a net basis, the number of hotels in Asia Pacific increased by 13 hotels (3,383 rooms). During the year, ten owned and leased hotels (2,315 rooms) in Australia, New Zealand and Fiji were sold but retained with management contracts.
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

Discontinued Operations
      For the year ended December 31, 2005 operating profit from Hotels classified as discontinued was £96 million (2004 £149 million) and operating profit from the Soft Drinks business was £70 million (2004 £77 million).
      The net gain on disposal of assets for Hotels was £27 million (2004 £19 million) and for Soft Drinks was £284 million (2004 £nil).
LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity
      The Company is financed by a £1.1 billion Syndicated Facility which has a maturity of November 2009. Short-term borrowing requirements are met from drawings under bilateral bank facilities.
      At December 31, gross debt was £313 million (£533 million after derivative transactions). The currency denomination of non sterling gross debt, after derivative transactions, was £101 million of euro denominated borrowings, £282 million of US dollar denominated borrowings £48 million of borrowings denominated in other currencies mainly Hong Kong dollars.
      At December 31, 2006 committed bank facilities amounted to £1,157 million of which £944 million were unutilized. Uncommitted facilities totaled £39 million. In the Company’s opinion, the available facilities are sufficient for the Company’s present requirements.
      The Company also held short term deposits and investments at December 31, 2006 amounting to £179 million (£403 million after the effect of derivative transactions). Credit risk on treasury transactions is minimised by operating a policy on investment of surplus funds that generally restricts counterparties to those with an A credit rating or better or those providing adequate security. Limits are also set on the amounts invested with individual counterparties. Most of the Company’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.
      The Company is in compliance with its financial covenants in its loan documentation none of which represent a material restriction on funding or investment policy in the foreseeable future.
      Details of exchange and interest rate risk and financial instruments are disclosed in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Cash From Operating Activities
      Net cash from operating activities totaled £230 million for the year ended December 31, 2006 (2005 £302 million). The decrease reflects the impact of the asset disposals.
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

Cash From Investing Activities
      Net cash from investing activities totaled £620 million (2005 £1,863 million) reflecting the lower level of asset disposals in 2006 compared to 2005. The main hotel disposals in 2006 were the sale of 24 hotels in Continental Europe to a subsidiary of Westbridge Hospitality Fund LP and the sale of seven European InterContinental hotels to Morgan Stanley Real Estate Funds. In 2006 proceeds from the disposal of hotels and other assets totaled £744 million.

Cash Used in Financing Activities
      Net cash used in financing activities totaled £1,002 million (2005 £1,906 million). Cash outflows associated with shareholder returns in 2006 totaled £821 million and included £260 million of share repurchases and a special dividend of £497 million. On February 20, 2007 the Company announced a £150 million share repurchase and a special dividend of £700 million.
      As of December 31, 2006, the Group had committed contractual capital expenditure of £24 million. Contracts for expenditure on fixed assets are not authorized by the directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.

Off-Balance Sheet Arrangements
      As at December 31, 2006, the Company had no off-balance sheet arrangements that have or are reasonably likely to have an effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations
      The Company had the following contractual obligations outstanding as of December 31, 2006:

	Total amounts	Less than			After
	committed	1 year	1-3 years	3-5 years	5 years

	(£ million)
Long-term debt	216	7	209	—	—
Finance lease obligations(i)	1,781	3	16	17	1,745
Operating lease obligations	190	27	40	23	100
Agreed pension scheme contributions	47	27	20	—	—
Capital contracts placed	24	24	—	—	—

	2,258	88	285	40	1,845

(i)	Represents the minimum lease payments related to the 99 year lease on the InterContinental Boston.
     The Company may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £142 million (2005 £134 million). It is the view of the directors that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such guarantees are not expected to result in financial loss to the Group.
      As of December 31, 2006, the Group had outstanding letters of credit of £31 million mainly relating to self-insurance programs.
      The Company may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2006, the Group was a guarantor of loans which could amount to a maximum exposure of £13 million.
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

Pension Plan Commitments
      IHG operates two main schemes; the InterContinental Hotels UK Pension Plan, and the US based InterContinental Hotels Pension Plan.

      The InterContinental Hotels UK Pension Plan was established with effect from April 1, 2003. On an IAS 19 “Employee Benefits” basis, at December 31, 2006 the Plan had a deficit of £29 million. The defined benefits section of this Plan is generally closed to new members. In 2007, the Group expects to make projected regular contributions to the UK principal plan of £7 million. In addition the Group has agreed to pay special contributions of £40 million to the UK Pension Plan; £20 million in 2007, £10 million in 2008 and £10 million in 2009.
      The US based InterContinental Hotels Pension Plan is closed to new members and pensionable service no longer accrues for current employee members. On an IAS 19 basis, at December 31, 2006 the Plan had a deficit of $65 million.
      The Group is exposed to the funding risks in relation to the defined benefit sections of the InterContinental Hotels UK Pension Plan and the US based InterContinental Hotels Pension Plan, as explained in “Item 3. Key Information — Risk Factors”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
      Overall strategic direction of the Group is provided by the board of directors, comprising executive and non-executive directors, and by members of the executive committee.
      The directors and officers of InterContinental Hotels Group PLC as at March 16, 2007 are:

Directors

		Initially	Date of next
		appointed to	reappointment
Name	Title	the board	by shareholders*

Andrew Cosslett	Director and Chief Executive	2005	2008
Richard Hartman(2)	Director and President, EMEA	2003	N/A
David Kappler(1)	Director and Senior Independent Director	2004	2008
Ralph Kugler(1)	Director	2003	2008
Jennifer Laing(1)	Director	2005	2009
Robert C. Larson(1)	Director	2003	2007
Jonathan Linen(1)	Director	2005	2009
Stevan Porter	Director and President, The Americas	2003	2009
Sir David Prosser(1)	Director	2003	2007
Richard Solomons	Director and Finance Director	2003	2007
David Webster	Chairman	2003	2007

(1)	Non-executive independent director.

(2)	Richard Hartman due to retire in September 2007.

*	Robert C. Larson, being over the age of 70, is required to retire and stand for re-election at each Annual General Meeting, if he wishes to continue to serve as a director. Sir David Prosser and David Webster are required, under the Company’s articles of association, to stand for re-election at the 2007 Annual General Meeting. Richard Solomons is also standing for re-election at the 2007 meeting on a voluntary basis. Andrew Cosslett, David Kappler and Ralph Kugler will be required to stand for re-election at the 2008 Annual General Meeting. Any further appointments at the 2008 meeting would be on a voluntary basis.

Officers

Name	Title	Initially appointed

Tom Conophy	Executive Vice President and Chief	2006
	Information Officer
Peter Gowers	Executive Vice President and Chief Marketing	2003
	Officer
Patrick Imbardelli	President, Asia Pacific	2003
Tracy Robbins	Executive Vice President, Global Human Resources	2005
Richard Winter	Executive Vice President, Corporate Services,	2003
	General Counsel and Company Secretary

Former Directors and Officers
      Sir Howard Stringer served as an independent non-executive director from April 2003 until November 2006.

Directors and Officers
     Tom Conophy
      Has over 26 years’ experience in the IT industry, including management and development of new technology solutions within the travel and hospitality business. He joined the Group in February 2006 from Starwood Hotels & Resorts International where he held the position of Executive Vice President & Chief Technology Officer. Responsible for global technology, including IT systems and information management throughout the Group. Age 46.
     Andrew Cosslett
      Appointed Chief Executive in February 2005. He joined the Group from Cadbury Schweppes plc where he was most recently President, Europe, Middle East & Africa. During his career at Cadbury Schweppes he held a variety of senior regional management and marketing roles in the UK and Asia Pacific. He also has over 11 years’ experience in brand marketing with Unilever. He is Non-Executive Chairman of Duchy Originals Limited. Age 51.
     Peter Gowers
      Has previous international experience in management consultancy based in London and Singapore. He joined the Group in 1999 and was appointed Executive Vice President, Global Brand Services in January 2003. Appointed Chief Marketing Officer in 2005, he now has responsibility for worldwide brand management, reservations, e-commerce, global sales, relationship and distribution marketing and loyalty program. Age 34.
     Richard Hartman
      Has over 40 years’ experience in the hotel industry including 30 years with Sheraton. He joined the Group in 1999 as Managing Director, Asia Pacific. Subsequently, as Managing Director, Europe, Middle East and Africa, he was appointed an Executive Director in April 2003. Responsible for the business development and performance of all the Hotel brands and properties in the EMEA region. He will retire from the Group in September 2007. Age 61.
     Patrick Imbardelli
      Has over 25 years’ experience in the hotel industry including 12 years with Southern Pacific Hotels Corporation. He joined the Group in 2000 and was appointed Managing Director, Asia Pacific in January

2003. Responsible for the business development and performance of all the Hotel brands and properties in the Asia Pacific region. Age 46.
     David Kappler
      Appointed a Director and Senior Independent Director in June 2004. He is Non-Executive Chairman of Premier Foods plc and a Non-Executive Director of Shire plc. A qualified accountant and formerly Chief Financial Officer of Cadbury Schweppes plc until April 2004, he also served as a Non-Executive Director of Camelot Group plc and HMV Group plc. Chairman of the Audit Committee. Age 60.
     Ralph Kugler
      Appointed a Director in April 2003, he is President, Unilever Home and Personal Care, and joined the Boards of Unilever plc and Unilever NV in May 2005. He has held a variety of senior positions globally for Unilever and has experience of regional management in Asia, Latin America and Europe, with over 25 years’ experience of general management and brand marketing. Age 51.
     Jennifer Laing
      Appointed a Director in August 2005, she is Associate Dean, External Relations at the London Business School. A fellow of the Marketing Society and of the Institute of Practitioners in Advertising, she has over 30 years’ experience in advertising including 16 years with Saatchi & Saatchi, to whom she sold her own agency. She also serves as a Non-Executive Director of Hudson Highland Group Inc., a US human resources company. Age 60.
     Robert C Larson
      Appointed a Director in April 2003, he is a Managing Director of Lazard Frères Alternative Investments LLC and Chairman of Lazard Frères Real Estate Investors, LLC. He is also Chairman of Larson Realty Group and Non-Executive Chairman of United Dominion Realty Trust Inc. and Commonwealth Atlantic Properties Inc. He served as a Non-Executive Director of Six Continents PLC (formerly Bass PLC) from 1996 until April 2003. Age 72.
     Jonathan Linen
      Appointed a Director in December 2005, he was formerly Vice Chairman of the American Express Company, having held a range of senior positions including in New Product Development, Marketing and Sales and Travel Services throughout his career of over 35 years with American Express. A management development graduate of Harvard Business School, he also serves on the Board and Executive Committees of a number of US companies and Councils. Age 63.
     Stevan Porter
      Previously 13 years with Hilton Corporation in a variety of senior management positions. He joined the Group in 2001 as Chief Operating Officer, The Americas. Subsequently, as President, The Americas, he was appointed an Executive Director in April 2003. Responsible for the business development and performance of all the Hotel brands and properties in the Americas region. Additionally, he has responsibility for the development and deployment of best practice in franchising, globally. Age 52.
     Sir David Prosser
      Qualified actuary with over 40 years’ experience in financial services. Appointed a Director in April 2003, he was formerly Group Chief Executive of Legal & General Group Plc. He is a Non-Executive Director of Investec plc and of Investec Limited, a Director of the Royal Automobile Club Limited and of Epsom Downs Racecourse Limited. Chairman of the Remuneration Committee. Age 63.

     Tracy Robbins
      Has over 21 years’ experience in line and HR roles in service industries. She joined the Group in December 2005 from Compass Group PLC, a world leading food service company, where she was Group Human Resources Leadership & Development Director. Previously Group HR Director for Forte Hotels Group. Responsible for global talent management and leadership development, reward strategy and implementation. Age 43.
     Richard Solomons
      Qualified as a chartered accountant in 1985, followed by seven years in investment banking, based in London and New York. He joined the Group in 1992 and held a variety of senior finance and operational roles. Appointed Finance Director of the Hotels business in October 2002 in anticipation of the Separation. Responsible for corporate and regional finance, Group financial control, asset management, strategy and corporate development, investor relations, tax and treasury. Age 45.
     David Webster
      Appointed Deputy Chairman and Senior independent Director of InterContinental Hotels Group upon the Separation. Appointed Non-Executive Chairman on 1 January 2004. He is also Non-Executive Chairman of Makinson Cowell Limited, a capital markets advisory firm. He was formerly Chairman of Safeway plc and a Non-Executive Director of Reed Elsevier PLC. Chairman of the Nomination Committee. Age 62.
     Richard Winter
      Solicitor, qualified in 1973 with over 20 years’ commercial law experience in private practice. He joined the Group in 1994 as Director of Group Legal and was appointed Company Secretary in 2000. Now responsible for corporate governance, corporate social responsibility, risk management, insurance, internal audit, data privacy, company secretariat and group legal matters. Age 57.
      There are no family relationships between any of the persons named above.
      There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.
COMPENSATION
      In fiscal 2006, the aggregate compensation (including pension contributions, bonus and awards under the long term incentive plans) of the directors and officers of the Company was £17.9 million. The aggregate amount set aside or accrued by the Company in fiscal 2006 to provide pension retirement or similar benefits for those individuals was £858,900. An amount of £7.9 million was charged in fiscal 2006 in respect of bonuses payable to them under performance related cash bonus schemes and long term incentive plans.
      Note 3 of Notes to the Financial Statements sets out the individual compensation of the directors. The following are details of the Company’s principal share schemes, in which the directors of the Company participated during the period.
     Share Plans
      Under the terms of the Separation, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents options for equivalent value new options over IHG PLC shares. At December 31, 2006 4,055,674 such options were outstanding.
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
      Following a full review of incentive arrangements, the Remuneration Committee concluded in 2005 that share options are not the most effective incentive for the foreseeable future and therefore no further grants of options have been made or are expected to be made. However, the Remuneration Committee believes that share ownership by executive directors and senior executives strengthens the link between the individual’s personal interest and that of the shareholders.
      As of March 16, 2007, options over 13,540,481 IHG PLC shares were outstanding under the Executive Share Option Plan.
     Short Term Deferred Incentive Plan
      The IHG Short Term Deferred Incentive Plan (the “STDIP”) enables eligible employees, including executive directors, to receive all or part of their bonus in the form of IHG shares on a deferred basis. Matching shares may also be awarded up to half the deferred amount. The bonus and matching shares are deferred and will normally be released at the end of the three years following deferral. Participation in the STDIP is at the discretion of the IHG directors. The number of shares is calculated by dividing a specific percentage of the participant’s salary by the average share price for a period of days prior to the date on which the shares are granted. As of March 16, 2007, there were 716,257 IHG shares over which conditional rights had been awarded to participants under the Plan.
     Performance Restricted Share Plan
      The Performance Restricted Share Plan allows executive directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times annual salary for executive directors. In determining the level of awards within this maximum limit, the Committee takes into account the level of Executive Share Options already granted to the same person. The grant of awards is restricted so that in each year the aggregate of (i) 20% of the market value of the executive share options and (ii) 33% of the market value of performance restricted shares, will not exceed 130% of annual salary, taking the market value in each case as at the date of grant. As of March 16, 2007 there were 8,653,114 IHG shares over which conditional rights had been awarded to employees under the Plan. The Plan provides for the grant of “nil cost options” to participants as an alternative to share awards. As of March 16, 2007, no such nil cost options had been granted.
     Sharesave Plan
      The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a Savings Institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including executive directors) employed by participating Group companies provided they have been employed for at least one year. The Plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares immediately before invitations go out. As of March 16, 2007, options over 83,111 IHG shares were outstanding under the Sharesave Plan at a subscription price of 420.5p, exercisable up to the year 2009.

Options and Ordinary Shares held by Directors
      Details of the directors’ interests in the Company’s shares are set out on page 70 and page F-41.
BOARD PRACTICES

Contracts of Service
      The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months.
      Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons have service agreements with a notice period of 12 months. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial period reducing to 12 months may be useful.
      David Webster’s appointment as non-executive Chairman, effective from January 1, 2004, is subject to six months’ notice.
      Non-executive directors, Ralph Kugler, Robert C Larson and Sir David Prosser signed letters of appointment effective from the listing of IHG in April 2003. These were renewed, effective from completion of the capital reorganisation of the Group and the listing of new IHG shares on June 27, 2005. David Kappler signed a letter of appointment effective from his date of original appointment to the Board on June 21, 2004. This was also renewed, effective from June 27, 2005. Jennifer Laing and Jonathan Linen signed letters of appointment effective from their appointment dates, respectively August 25, 2005 and December 1, 2005.
      All non-executive directors’ appointments, with the exception of the Chairman, are subject to three months’ notice.

Directors’ Contracts

	Contract	Unexpired term/
Directors	date	notice period

Andrew Cosslett	2.3.05	12 months
Richard Hartman	4.15.03	6 months(1)
Stevan Porter	4.15.03	12 months
Richard Solomons	4.15.03	12 months

(1)	Richard Hartman is due to retire in September 2007. Having given contractual notice, his unexpired term of office as at the date of this report is six months.
     Each of the executive directors signed a letter of appointment, effective from completion of the capital reorganization of the Company and the listing of new IHG shares on June 27, 2005. The terms of each appointment were as set out in each executive director’s original service agreement.
      On September 25, 2006 IHG announced the forthcoming retirement of Richard Hartman who will leave the Group in September 2007.
      See Note 3 of the Notes to the Consolidated Financial Statements for details of directors’ service contracts.

Payments on Termination
      No provisions for compensation for termination following change of control, or for liquidated damages of any kind, are included in the current directors’ contracts. In the event of any early termination of an executive director’s contract the policy is to seek to minimize any liability.
      Upon retirement, and under certain other specified circumstances on termination of his employment, a director will become eligible to receive benefit from his participation in a Company pension plan. See Note 3 of Notes to the Financial Statements for details of directors’ pension entitlements at December 31, 2006.

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
     Audit Committee
      The Audit Committee is chaired by David Kappler who has significant recent and relevant financial experience and is the Committee’s financial expert. During 2006, the other Audit Committee members were Sir David Prosser, Ralph Kugler and Jennifer Laing. All Audit Committee members are independent. The Audit Committee is scheduled to meet at least four times a year. All Audit Committee members attended every meeting.
      The Audit Committee’s principal responsibilities are as follows:

•	review the Group’s public statements on internal control and corporate governance compliance prior to their consideration by the Board;

•	review the Group’s processes for detecting and addressing fraud, misconduct and control weaknesses and to consider the response to any such occurrence, including overseeing the process enabling the anonymous submission of concerns;

•	review reports from management, internal audit and external audit concerning the effectiveness of internal control, financial reporting and risk management processes;

•	review with management and the external auditor any financial statements required under UK or US legislation before submission to the Board;

•	establish, review and maintain the role and effectiveness of the Internal Audit function, including overseeing the appointment of the Head of Internal Audit;

•	assuming responsibility for the appointment, compensation, resignation, dismissal and the oversight of the external auditor, including review of the external audit, its cost and effectiveness;

•	pre-approve non-audit work to be carried out by the external auditor and the fees to be paid for that work along with the monitoring of the external auditor’s independence; and

•	adopt the Group’s Code of Ethics and Business Conduct and oversight of associated procedures for monitoring adherence.
      The Committee discharges its responsibilities through a series of Audit Committee meetings during the year at which detailed reports are presented for review. The Audit Committee commissions reports, either from external advisers, the Head of Internal Audit, or Group management, after consideration of the major risks to the Group or in response to developing issues. The external auditor attends its meetings as does the Head of Internal Audit, both of whom have the opportunity to meet privately with the Audit Committee, in the absence of Group management, at the conclusion of each meeting.
      All proposals for the provision of non-audit services by the external auditor are pre-approved by the Audit Committee or its delegated member, the overriding consideration being to ensure that the provision of non-audit services does not impact the external auditors independence and objectivity.

     Remuneration Committee
      The Remuneration Committee, chaired by Sir David Prosser, also comprises the following non-executive, independent directors: David Kappler, Robert C Larson, Jonathan Linen and Sir Howard Stringer (until November 10, 2006). It meets at least three times a year. The Remuneration Committee advises the Board on overall remuneration policy. The Remuneration Committee also determines, on behalf of the Board, and with the benefit of advice from external consultants and members of the Human Resources department, the remuneration packages of the executive directors and other members of the Executive Committee. No member of the Remuneration Committee has any personal financial interest, other than as a shareholder, in the matters to be decided by the Remuneration Committee.
     Nomination Committee
      The Nomination Committee’s quorum comprises any three non-executive, independent directors although, where possible, all non-executive directors are present. It is chaired by the Chairman of the Company. The Nomination Committee is responsible for nominating, for the approval of the Board, candidates for appointment to the Board, and also for succession planning. The Nomination Committee generally engages external consultants to advise on candidates for Board appointments, and did so in connection with the appointments of Jennifer Laing and Jonathan Linen. Candidate profiles and objective selection criteria were prepared in advance of these engagements. The Nominations Committee also assists the Board in identifying and developing the role of the Senior Independent Director.
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
      A description of the significant ways in which the Company’s actual corporate governance practices differ from the New York Stock Exchange corporate governance requirements followed by U.S. companies can be found on the Company’s website at www.ihg.com.
EMPLOYEES
      The Group employed an average of 11,456 people worldwide in the year ended December 31, 2006. Of these, approximately 88% were employed on a full-time basis and 12% were employed on a part-time basis.

      The table below analyzes the distribution of the average number of employees for the last three fiscal periods by division and by geographic region.

		Rest of Europe,
		the Middle East
	United Kingdom	and Africa	United States	Asia Pacific	Total

2006	960	3,763	4,268	2,465	11,456

2005:
Hotels	4,610	6,145	6,329	1,911	18,995
Soft Drinks(i)	2,991	—	—	—	2,991

InterContinental Hotels Group	7,601	6,145	6,329	1,911	21,986

2004:
Hotels	9,676	6,601	8,241	2,317	26,835
Soft Drinks(i)	2,824	—	—	—	2,824

InterContinental Hotels Group	12,500	6,601	8,241	2,317	29,659

(i)	With effect from December 14, 2005, the Group no longer employed any individuals in the Soft Drinks Sector.
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
      In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. At December 31, 2006, the minimum wage for individuals between 18 and under the age of 22 was £4.45 per hour and £5.35 per hour for individuals age 22 and above. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.
      Less than 5% of the Group’s UK employees are covered by collective bargaining agreements with trade unions.
      Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

SHARE OWNERSHIP
      The interests of the directors and officers of the Company at March 16, 2007 were as follows:

	Ordinary shares		% of shares
	of 11 3/7 pence		outstanding

Directors
Andrew Cosslett	111,243		0.03
Richard Hartman	84,114		0.02
David Kappler	1,669		N/A
Ralph Kugler	1,393		N/A
Jennifer Laing	1,673		N/A
Robert C. Larson	6,874	(1)	N/A
Jonathan Linen	8,750	(1)	N/A
Stevan Porter	200,364		0.06
Sir David Prosser	2,863		N/A
Richard Solomons	186,838		0.05
David Webster	31,975		0.01
Officers
Tom Conophy	Nil		N/A
Peter Gowers	93,990		0.03
Patrick Imbardelli	101,723		0.03
Tracy Robbins	11,740		N/A
Richard Winter	105,637		0.03

(1)	Held in the form of American Depositary Receipts
     The above shareholdings are all beneficial interests and include shares held for the benefit of directors and officers by trustees of the Company’s Executive Share Ownership Trust. The percentage of ordinary share capital owned by each of the directors is negligible.
      On March 16, 2007, the executive directors’ technical interest in unallocated IHG ordinary shares held by the Trustees of the Employee Share Ownership Trust was 2,410,526 shares.
      The directors’ interests in options to subscribe for shares in InterContinental Hotels Group PLC as at December 31, 2006 are set out on page F-40.
      The directors do not have different voting rights from other shareholders of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
      As far as is known to management, IHG is not directly or indirectly owned or controlled by another corporation or by any government. Under the provisions of the Companies Act, the Company has been advised of the following interests in its shares, being greater than 3% of its issued share capital as of March 16, 2007:

	March 2007				March 2006				April 2005

	Number of		Percent		Number of		Percent		Number of		Percent
Identity of person or group	shares/ADSs		of class		shares/ADSs		of class		shares/ADSs		of class

Ellerman Corporation Limited	25,286,950		7.13%			(1)		(1)		(1)		(1)
Lloyds TSB Group Plc	13,619,563		3.84%		19,534,651		4.51%		26,773,575		4.44%
Legal & General Group Plc	11,927,715		3.37%		13,753,588		3.17%		24,233,225		4.02%
Barclays PLC		(1)		(1)		(1)		(1)	20,246,584		3.36%
AXA SA		(1)		(1)		(1)		(1)	18,121,201		3.00%

(1)	No notification of an above 3% shareholding received.

     The Company’s major shareholders do not have different voting rights from other shareholders of the Company. The Company does not know of any arrangements the operation of which may result in a change in its control.
      As of March 16, 2007, 26,610,300 ADSs equivalent to 26,610,300 ordinary shares, or approximately 7.51% of the total ordinary shares in issue, were outstanding and were held by 1,009 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.
      As of March 16, 2007, there were a total of 67,402 record holders of ordinary shares, of whom 200 had registered addresses in the United States and held a total of 519,278 ordinary shares (0.15% of the total issued).
RELATED PARTY TRANSACTIONS
      The Company has not entered into any related party transactions or loans for the period beginning January 1, 2006 up to March 16, 2007.

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

	£ per
	ordinary share		$ per ADS

Year ended September 30	High	Low	High	Low

2002	7.83	5.41	11.73	7.49

	£ per
	ordinary share		$ per ADS

15 months ended December 31	High	Low	High	Low

2003 — October 1 to April 11 Six Continents	6.35	4.61	10.08	7.49
2003 — April 15 to December 31 IHG	5.55	3.38	9.82	5.26
Year ended December 31

2004	6.91	4.79	13.09	8.70
2005	8.42	6.12	14.53	11.49

	£ per
	ordinary share		$ per ADS

Year ended December 31	High	Low	High	Low

2005
First quarter	6.97	6.17	13.06	11.65
Second quarter	7.06	6.12	12.99	11.49
Third quarter	7.57	7.01	13.81	12.44
Fourth quarter	8.42	6.88	14.53	12.04
2006
First quarter	9.01	8.07	15.83	14.40
Second quarter(1)	10.00	8.98	21.21	16.54
Third quarter	9.56	8.37	17.91	15.99
Fourth quarter	12.65	9.31	26.27	17.64
2007
First quarter (through March 16, 2007)	13.15	11.82	25.86	22.80

(1)	Prices adjusted for the share consolidation effective June 12, 2006. Unadjusted prices for the quarter were £10.01 and £8.98 and $18.56 and $15.06, respectively.

	£ per
	ordinary share		$ per ADS

Month ended	High	Low	High	Low

September 2006	9.47	9.15	17.91	17.35
October 2006	10.19	9.31	19.50	17.64
November 2006	10.66	10.02	20.44	19.29
December 2006	12.65	10.18	26.27	20.37
January 2007	13.08	11.84	25.79	23.12
February 2007	13.15	12.00	25.86	22.97
March 2007 (through to March 16, 2007)	12.43	11.82	24.03	22.80
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
MEMORANDUM AND ARTICLES OF ASSOCIATION
      The following summarizes material rights of holders of the Company’s ordinary shares under the material provisions of the Company’s memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s memorandum and articles of association. The Company’s memorandum and articles of association were filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-126139) filed with the SEC on June 27, 2005.
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

Voting Rights
      Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every 11 3/7 pence in nominal amount of the shares held by that shareholder. A poll may be demanded by any of the following:

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
      In connection with the disposals referred to above, IHG has agreed to guarantee certain amounts payable to HPT IHG and HPT IHG-2 in relation to the managed hotels sold by the Group to HPT IHG and HPT IHG-2. The guarantee is for a maximum amount of $125 million and requires amounts to be paid by IHG to HPT IHG and/or HPT IHG-2 (and/or their designated affiliate) irrespective of the revenue generated by the relevant hotels. The guarantee may be terminated if certain financial tests are met.

UK Hotels Disposal
      A Share Purchase Agreement (the “SPA”) was entered into on March 10, 2005 between Six Continents, IHC London (Holdings) Limited (“IHC Holdings”) and LRG. Pursuant to the SPA, Six Continents and IHC Holdings (the “Sellers”) agreed to sell all of the issued ordinary share capital of Six Continents Hotels & Holidays Limited, Holiday Inn Limited, NAS Cobalt No. 2 Limited and London Forum Hotel Limited respectively (together, the “LRG Shares”) to LRG and to transfer to LRG certain contractual rights to the extent they related to the hotels LRG indirectly acquired under the SPA (the “LRG Hotels”) and which remained to be completed or performed, or remained in force, after completion of the sale of the LRG Shares to LRG.
      The agreed sale price for the LRG Shares was £1 billion. Proceeds of £40 million were deferred and are contingent upon certain pre-agreed performance targets being reached. Following completion, the Group continues to manage the LRG Hotels.
      Under the SPA, the Sellers gave certain warranties in relation to the assets disposed of and LRG gave certain warranties in relation to its authority to enter into the SPA and its capacity to perform its obligations under the SPA. Certain indemnities were also given by the Sellers.

Australasian Hotels Disposals
      On September 1, 2005, Holiday Inn Holdings (Australia) Pty Limited, SPHC Group Pty Limited and HIA(T) Pty Limited (for the Australian assets) and Hale International Limited (for the New Zealand asset), all three of which are members of the Group, (“IHG”) entered into two sale and purchase agreements with HANZ (Australia) Pty Limited (for the Australian assets) and HANZ Holdings (New Zealand) Limited (for the New Zealand asset), both companies being subsidiaries of the Hotel Alternative (Australia and New Zealand) Private Syndicate managed by Eureka Funds Management Limited (“Eureka”) pursuant to which Eureka purchased from IHG nine hotels situated in Australia and New Zealand for AUS$390 million in cash (before transaction costs) which is AUS$75 million above the net book value of AUS$315 million. IHG gave to Eureka normal warranties in relation to the hotels and an indemnity for pre-completion tax liabilities. The transaction completed on October 31, 2005.
      The Group continues to manage the hotels for Eureka under ten year management contracts entered into at the time of the transaction, with an option to extend for ten further years at the Group’s discretion.

Disposal to Dabicam SAS
      On September 8, 2005, a sale and purchase agreement (“SPA”) was entered into between BHR Holdings BV, a wholly owned subsidiary of IHG, and Dabicam SAS, an affiliate of GIC Real Estate Pte. Ltd. Under the SPA the seller agreed to sell the InterContinental Hotel Paris. The agreed sale price for the hotel was €315 million. The hotel is no longer operated under an IHG brand. Under the SPA the sellers gave certain customary warranties and indemnities to the purchaser. Following receipt of shareholder approval, in connection with the sale, at an Extraordinary General Meeting of IHG on October 26, 2005 the sale was completed on November 1, 2005.

Britvic Underwriting Agreement
      An Underwriting Agreement was entered into on November 25, 2005 between, inter alia, Britvic, IHG in its capacity as a selling shareholder, the directors of Britvic, Citigroup and Deutsche Bank AG (as joint sponsors) and Citigroup, Deutsche Bank AG, Lehman Brothers International (Europe) and Merrill Lynch International (as joint Underwriters). This set out the mechanics for the Britvic initial public offering and included customary termination rights. Britvic gave customary warranties, indemnities and undertakings in the context of an agreement of this sort. IHG also gave customary warranties and indemnities in its capacity as a selling shareholder. Under this agreement, each of the selling shareholders paid a commission equal to 2% of the offer price multiplied by the number of shares sold by that selling shareholder to the joint Underwriters.

Disposal to Westbridge
      On March 10, 2006 a Sale and Purchase Agreement (“SPA”) was entered into between BHR Luxembourg S.a.r.l. and other wholly owned subsidiaries of IHG as sellers (BHR Luxembourg S.a.r.l. being the principal seller) and Cooperatie Westbridge Europe I U.A. as purchaser and Westbridge Hospitality Fund L.P. as the purchaser’s guarantor. Under the SPA the sellers agreed to sell 23 hotels situated across Europe in France, Germany, Belgium, the Netherlands, Austria, Italy and Spain.
      The agreed sale price was €352 million. IHG’s share of the proceeds was €345.2 million (before transaction costs), in cash and the assumption of debt, and the balance of €6.8 million relates to third-party minority interests.
      The hotels continue to be operated by the purchaser under the same IHG brands under 15 year franchise agreements.
      Under the SPA the sellers gave certain customary warranties and indemnities to the purchaser.

Disposal to Morgan Stanley Real Estate Funds
      On July 13, 2006 a sale and purchase agreement (“SPA”) was entered into between BHR Holdings BV and other wholly owned subsidiaries of IHG as sellers (BHR Holdings BV being the principal seller) and a subsidiary of Morgan Stanley Real Estate Funds MSREF VI Danube BV. Under the SPA the sellers agreed to sell seven InterContinental branded hotels situated across Europe in France, Germany, the Netherlands, Austria, Hungary, Italy and Spain.
      The agreed sale price for the seven hotels was €634 million. IHG retained 30 year management contracts on the hotels, with two ten year renewals at IHG’s discretion, giving a total potential contract length of 50 years.
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
      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and published practice of the UK HM Revenue and Customs, all as of the date hereof, and on the current Double Taxation Convention between the United States and the United Kingdom (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.
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

United States Federal Income Taxation
      Subject to the passive foreign investment company (“PFIC”) rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%. The Company expects that dividends paid by the Company with respect to the shares or ADSs will constitute qualified dividend income. U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
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
      Distributions in excess of the Company’s current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because the Company has not historically maintained, and does not currently maintain, books in accordance with US tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company’s current and accumulated earnings and profits as computed for US federal income tax purposes. As a result, the Company expects that amounts distributed will be reported to the Internal Revenue Service as dividends.

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
      A US holder of ADSs or ordinary shares who is an individual and who, broadly, has temporarily ceased to be resident or ordinarily resident in the UK or has become temporarily treated as non-resident for UK tax purposes for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may, for the year of assessment when that individual becomes resident again in the UK, also be liable to UK tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that such US holder was not resident or ordinarily resident in the United Kingdom at the time of the sale or other disposal.

United States Federal Income Taxation
      Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of shares or ADSs will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in the shares or ADSs.

Generally, capital gain of a non-corporate US holder that is recognized in tax years beginning before January 1, 2011 is taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

PFIC Rules
      The Company believes that the Company shares and ADSs will not be treated as stock of a PFIC for US federal income tax purposes for its 2006 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. Unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Company shares or ADSs, if the Company were to be treated as a PFIC, gain realized on the sale or other disposition of Company shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the Company shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the Company shares or ADSs (generally, the excess of any distribution received on the Company shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” received by certain non-corporate US holders would not apply. Certain elections may be available (including a market-to-market election) to US holders that may mitigate the adverse tax consequences resulting from PFIC status.

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
Exchange and Interest Rate Risk, and Financial Instruments
      The Company’s treasury policy is to manage the financial risks that arise in relation to the underlying business needs. The activities of the treasury function are carried out in accordance with board approved policies and are subject to regular internal audit. The treasury function does not operate as a profit center.
     Treasury Risk Management
      The treasury function seeks to reduce the financial risk of the Company and manages liquidity to meet all foreseeable cash needs. Treasury activities include money market investments, spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps, options and forward rate agreements. One of the primary objectives of the Company’s treasury risk management policy is to mitigate the adverse impact of movements in interest rates and foreign exchange rates. Derivatives are not used for trading or speculative purposes.
     Credit Risk
      Credit Risk on treasury transactions is minimised by operating a policy on the investment of surplus funds that generally restricts counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also set for individual counterparties. Most of the Company’s surplus funds are held in the UK or US and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.
     Interest Rate Risk
      The Company has an exposure to interest rate fluctuations on its borrowings and it seeks to manage these by the use of interest rate swaps and options, and forward rate agreements. The Company takes out interest rate swaps to fix the interest flows on between 25% and 75% of its borrowings in major currencies.
      At December 31, 2006, the Company held interest rate swaps with notional principals of US$100 million and €80 million (2005 US$200 million and €160 million). Based on the year end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately £1 million.

     Currency Risk
      The US dollar is the predominant currency of the Company’s revenue and cash flows and movements in foreign exchange rates, particularly the US dollar and euro, can affect the company’s reported profits, net assets and interest cover. To hedge this translation exposure the Company denominates the currency of its debt (either directly or via derivatives) to match the currency of its net assets, whilst trying to maximise the amount of US dollars borrowed. At December 31, 2006, the Company held outstanding forward foreign exchange contracts of £224 million which were used as effective hedges against the currency of the Company’s net assets.
      A general weakening of the US dollar (specifically as a one cent rise in the sterling: US dollar rate) would have reduced the Company’s profit before tax by an estimated £1 million.
      The Company is exposed to foreign currency risk on income streams denominated in foreign currencies. Foreign exchange transaction exposure is managed by forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Company are in currencies that are freely convertible. At the year end there were no outstanding contracts hedging currency risk on income streams.
Quantitative Information about Market Risk

Interest Rate Sensitivity
      The tables below provide information about the Company’s derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For long-term debt obligations (excluding debt due entirely within one year), the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and forward rate agreements, the table presents notional amounts and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The actual currencies of the instruments are indicated in parentheses.
     At December 31, 2006

	Expected to mature before December 31,

	2007	2008	2009	2010	2011	Thereafter	Total	Fair value(i)

	(£ million, except percentages)
Long-Term Debt:
Fixed Rate lease debt (US dollar)	3	7	6	6	5	70	97	97
Average dollar interest rate	9.7%	9.7%	9.7%	9.7%	9.7%	9.7%	9.7%
Variable Rate (various currencies)	7	—	209	—	—	—	216	216
Average interest rate	7.5%		5.3%				5.3%

	Expected to mature before December 31,

	2007	2008	2009	2010	2011	Thereafter	Total	Fair value(i)

	(local currency million, except percentages)
Interest Rate Swaps and Forward rate agreements:
Principal (US dollar)	—	100	—	—	—	—	100	—
Fixed rate payable		4.5%					4.5%
Variable rate receivable		5.7%					5.7%
Principal (euro)	—	80	—	—	—	—	80	—
Fixed rate payable		3.0%					3.0%
Variable rate receivable		4.0%					4.0%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.

Exchange Risk Sensitivity
      The following information provides details of the Company’s derivative and other financial instruments by currency presented in sterling equivalents. Forward exchange contracts provide a currency hedge against currency net assets. All forward exchange agreements mature within one year.

	Pay	Receive
	2006	2006

	(local currency	(£ million)
	million)
Sale of US dollars against sterling	(251)	130
Sale of euros against sterling	(70)	47
Sale of Hong Kong dollars against sterling	(690)	47

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
      As at the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(e)). These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the specified periods. Based on that evaluation, the Chief Executive and Finance Director concluded that the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting
      Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934.
      Management has issued a report on the effectiveness of the Company’s Internal Control over Financial reporting as at December 31, 2006. This report appears on page F-1 of the Company’s Consolidated Financial Statements contained in this Annual Report.
      Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report appears on page F-2 of the Company’s consolidated financial statements contained in this Annual Report.

Changes in Internal Control Over Financial Reporting
      There have been no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
      The Senior Independent Director David Kappler, who has significant recent and relevant financial experience is the “Audit Committee Financial Expert” as defined under the regulations of the US Securities and Exchange Commission. David Kappler is independent as that term is defined under the listing Standards of the NYSE.
ITEM 16B.     CODE OF ETHICS
      The board has adopted a global Code of Ethics and Business Conduct that applies to all directors, officers and employees of IHG, including the Chief Executive and Finance Director. This Code of Ethics has been signed by the Chief Executive and the Finance Director of the Company and by the Group Financial Controller and regional financial heads. The Company has published its Code of Ethics and Business Conduct on its website www.ihg.com.
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
      Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005

	(£ million)
Audit Fees	2.4	3.9
Audit Related Fees	2.1	2.7
Tax Fees	0.7	0.6

Total	5.2	7.2

      Further detail is provided in Note 4 “Auditor’s remuneration paid to Ernst & Young LLP” of Item 18 — Financial Statements.
      Audit fees in respect of the pension scheme were not material.
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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
			(c) Total number	number (or
			of shares (or	approximate dollar
		(b) Average	units) purchased	value) of shares (or
	(a) Total number	price paid	as part of publicly	units) that may yet be
	of shares (or	per share	announced plans	purchased under the
Period of fiscal year	units) purchased	(or unit)	or programs	plans or programs

Month 1 (no purchases in this month)	0	0.00	0	55,178,065.00
Month 2 (no purchases in this month)	0	0.00	0	55,178,065.00
Month 3 (03.03.06 – 03.28.06)	3,195,000	8.68	3,195,000	51,983,065.00
Month 4 (04.03.06 – 04.25.06)	3,327,752	9.41	3,327,752	48,655,313.00
Month 5 (05.19.06 – 05.25.06)	4,500,000	9.18	4,500,000	44,155,313.00
Month 6 (06.05.06 – 06.03.06)	1,645,001	9.19	1,645,001	53,805,720.00
Month 7 (07.03.06 – 07.31.06)	6,522,000	9.12	6,522,000	47,283,720.00
Month 8 (08.01.06 – 08.31.06)	5,710,000	8.62	5,710,000	41,573,720.00
Month 9 (09.04.06 – 09.29.06)	1,763,000	9.29	1,763,000	39,810,720.00
Month 10 (10.03.06 – 10.13.06)	815,000	9.53	815,000	38,995,720.00
Month 11 (no purchases in this month)	0	0.00	0	38,995,720.00
Month 12 (12.05.06 – 12.11.06)	932,000	10.73	932,000	38,063,720.00
      The first share repurchase program was announced on March 11, 2004 with the intention to repurchase £250 million worth of shares (US$456,525,000). A second £250 million share repurchase program followed, announced September 9, 2004. These programs were completed on December 20, 2004 and April 11, 2006, respectively.
      On September 8, 2005, the Company announced a further £250 million share repurchase program. By December 31, 2006 23.9 million shares had been repurchased at an average price per share of 913 pence (approximately GBP£219 million). By March 16, 2007 a total of 26.05 million shares had been repurchased under the third repurchase program at an average price of 938 pence per share (approximately £244 million).
      During fiscal 2006, 4,997,699 ordinary shares were purchased by the Company’s Employee Share Ownership Trust at prices ranging from 839 pence to 1054 pence per share, for the purpose of satisfying future share awards to employees.
      On February 20, 2007, the Company announced a fourth, £150 million share repurchase program. By March 16, 2007 no shares had been repurchased under the fourth repurchase program.
PART III

ITEM 17.	FINANCIAL STATEMENTS
      Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
      The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS
      The following exhibits are filed as part of this Annual Report:

Exhibit 1	Memorandum and Articles of Association of IHG (incorporated by reference to Exhibit 4 of InterContinental Hotels Group’s Registration Statement on S-8 (File No. 333-126139) filed with the SEC on June 27, 2005)

Exhibit 4(a)(i)	£1,600 million Facility Agreement dated November 9, 2004 among Bank of Tokyo-Mitsubishi, Ltd., Barclays Capital, Citigroup Global Markets Limited, HSBC Bank plc, JP Morgan plc, Lloyds Bank plc, The Royal Bank of Scotland plc, SG Corporate & Investment Banking and West LB AG (incorporated by reference to Exhibit 4(ii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No 1-10409) dated May 3, 2005)

Exhibit 4(b)(i)	Amended and Restated Purchase and Sale Agreement dated February 9, 2005 among BHR Texas L.P., InterContinental Hotels Group Resources Inc, Crowne Plaza LAX, LLC, Crowne Plaza Hilton Head Holding Company, Holiday Pacific Partners Limited Partnership, Staybridge Markham and HPT (incorporated by reference to Exhibit 4(b)(ii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(b)(ii)	Amended and Restated Stock Purchase Agreement dated February 9, 2005 between Six Continents International Holdings, B.V. and HPT IHG-2 (incorporated by reference to Exhibit 4(b)(v) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(b)(iii)	Share Purchase Agreement dated March 10, 2005 between IHC London (Holdings) Limited, and LGR Acquisition (currently LRG Acquisition) and LGR Holdings Limited (currently LRG Holdings Limited) (incorporated by reference to Exhibit 4(b)(iv) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(b)(iv)	New Zealand Share Sale Deed dated September 1, 2005 between Hale International Limited, Six Continents Limited, HANZ Holdings (New Zealand) Limited and Eureka Funds Management Limited (incorporated by reference to Exhibit 4(b)(v) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)

Exhibit 4(b)(v)	Australia Share and Unit Sale Deed dated September 1, 2005 between Holiday Inns Holdings (Australia) Pty Limited, SPHC Group Pty Limited, HIA(T) Pty Ltd, Six Continents Limited, HANZ (Australia) Pty Limited and Eureka Funds Management Limited (incorporated by reference to Exhibit 4(b)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)

Exhibit 4(b)(vi)	Sale and Purchase Agreement dated September 8, 2005 between BHR Holdings BV and DABICAM SAS relating to the sale of the InterContinental Hotel, Paris.

Exhibit 4(b)(vii)	Britvic Underwriting Agreement dated November 25, 2005 between, inter alia, Britvic, IHG, the directors of Britvic, Citigroup and Deutsche Bank AG (as joint sponsors) and Citigroup, Deutsche Bank AG, Lehman Brothers International (Europe) and Merrill Lynch International (as joint Underwriters) (incorporated by reference to Exhibit 4(b)(vii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)

Exhibit 4(b)(viii)	Sale and Purchase Agreement dated March 10, 2006 among BHR Luxembourg S.à.r.l., Others, Cooperatie Westbridge Europe I.U.A., Others and Westbridge Hospitality Fund L.P. relating to a portfolio of certain companies and businesses in continental Europe (incorporated by reference to Exhibit 4(b)(viii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)

Exhibit 4(b)(ix)	Sale and Purchase Agreement dated July 13, 2006 between BHR Holdings BV and MSREF VI Danube BV relating to the sale of certain companies and businesses in continental Europe and Side Letter dated September 5, 2006.

Exhibit 4(c)(i)	Richard Hartman’s service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(i) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)

Exhibit 4(c)(ii)	Richard Hartman’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)

Exhibit 4(c)(iii)	Stevan Porter’s service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)

Exhibit 4(c)(iv)	Stevan Porter’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(iv) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)

Exhibit 4(c)(v)	Richard Solomons’ service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iv) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)

Exhibit 4(c)(vi)	Richard Solomons’ letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)

Exhibit 4(c)(vii)	Andrew Cosslett’s service contract dated December 13, 2004 (incorporated by reference to Exhibit 4(c)(v) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(c)(viii)	Andrew Cosslett’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(viii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)

Exhibit 8	List of Subsidiaries

Exhibit 12(a)	Certification of Andrew Cosslett filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 12(b)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 13(a)	Certification of Andrew Cosslett and Richard Solomons furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

Exhibit 15(a)	Consent of Ernst & Young LLP (included on page F-4)

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
      Management of InterContinental Hotels Group PLC (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles.
      The Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company’s transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls.
      Based on this assessment, management has concluded that as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.
      Ernst & Young LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements, has issued an attestation report on management’s assessment of internal control over financial reporting, a copy of which appears on the next page of this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Board of Directors and Shareholders of InterContinental Hotels Group PLC:
      We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that InterContinental Hotels Group PLC maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). InterContinental Hotels Group PLC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that InterContinental Hotels Group PLC maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, InterContinental Hotels Group PLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of InterContinental Hotels Group PLC as of December 31, 2006 and 2005, and the related Consolidated Income Statements, Consolidated Statements of Recognized Income and Expense, Consolidated Statements of Changes in Shareholders’ Funds and Consolidated Cash Flow Statements for each of the three years in the period ended December 31, 2006, and the financial statement schedule listed in the Index at Item 18. Financial Statements and our report dated March 30, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England
March 30, 2007

INTERCONTINENTAL HOTELS GROUP PLC
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of InterContinental Hotels Group PLC
      We have audited the accompanying Consolidated Balance Sheets of InterContinental Hotels Group PLC as of December 31, 2006 and 2005, and the related Consolidated Income Statements, Consolidated Statements of Recognized Income and Expense, Consolidated Statements of Changes in Shareholders’ Funds and Consolidated Cash Flow Statements for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at December 31, 2006 and 2005, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from United States generally accepted accounting principles (see Note 32 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2007 expressed an unqualified opinion thereon.
      As discussed in Note 32 of the Notes to the Consolidated Financial Statements, the Company changed its method of accounting for financial instruments in 2005.

Ernst & Young LLP
London, England
March 30, 2007.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-108084 and Form S-8 Nos. 333-01572, 333-08336, 333-99785, 333-104691 and 333-126139) of InterContinental Hotels Group PLC of the reference to our name in “Item 3. Key Information” and our reports dated March 30, 2007, with respect to the Consolidated Financial Statements and Schedule of InterContinental Hotels Group PLC, InterContinental Hotels Group PLC management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of InterContinental Hotels Group PLC, included in this Annual Report (Form 20-F) for the year ended December 31, 2006.

Ernst & Young LLP
London, England
March 30, 2007

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED INCOME STATEMENT

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2006			2005			2004

	Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
	operations	operations	Total	operations	operations	Total	operations	operations	Total

			(£ million, except per ordinary share amounts)
Revenue (Note 2)	805	155	960	713	1,197	1,910	606	1,598	2,204
Cost of sales	(364)	(121)	(485)	(333)	(884)	(1,217)	(300)	(1,177)	(1,477)
Administrative expenses	(180)	—	(180)	(150)	(74)	(224)	(140)	(68)	(208)

	261	34	295	230	239	469	166	353	519
Depreciation and amortization (Note 2)	(60)	(4)	(64)	(57)	(73)	(130)	(46)	(127)	(173)
Other operating income and expenses (Note 5)	27	—	27	(22)	—	(22)	(49)	—	(49)

Operating profit (Note 2)	228	30	258	151	166	317	71	226	297
Financial income (Note 6)	26	—	26	30	—	30	70	—	70
Financial expenses (Note 6)	(37)	—	(37)	(54)	(9)	(63)	(103)	—	(103)

Profit before tax	217	30	247	127	157	284	38	226	264
Tax (Note 7)	50	(9)	41	(24)	(56)	(80)	196	(69)	127

Profit after tax	267	21	288	103	101	204	234	157	391
Gain on disposal of assets, net of tax charge of £6 million (2005 £38 million: 2004 credit of £4 million)	—	117	117	—	311	311	—	19	19

Profit for the year	267	138	405	103	412	515	234	176	410

Attributable to:
Equity holders of the parent(i)	267	138	405	103	393	496	234	149	383
Minority equity interest	—	—	—	—	19	19	—	27	27

Profit for the year	267	138	405	103	412	515	234	176	410

Earnings per ordinary share:(Note 9)
Basic	68.6p	35.5p	104.1p	19.8p	75.4p	95.2p	32.9p	21.0p	53.9p
Diluted	66.9p	34.6p	101.5p	19.3p	73.8p	93.1p	32.6p	20.7p	53.3p

(i)	A summary of the significant adjustments to profit available for IHG equity holders of the parent that would be required had United States generally accepted accounting principles been applied instead of International Financial Reporting Standards as adopted by the European Union is set out in Note 32 of Notes to the Consolidated Financial Statements.
The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Income and expense recognized directly in equity
Gains on valuation of available-for-sale assets	16	31	—
Gains on cash flow hedges	1	1	—
Exchange differences on retranslation of foreign operations	(30)	29	(12)
Actuarial losses on defined benefit pension plans	(2)	(23)	(51)
Deficit transferred in respect of previous acquisition	—	—	(6)

	(15)	38	(69)

Transfers to the income statement
On cash flow hedges	(1)	(6)	—
On disposal of foreign operations	4	2	—
On disposal of available-for-sale assets	(14)	—	—

	(11)	(4)	—

Tax
Tax on items above taken directly to or transferred from equity	4	(1)	14
Deferred tax related to share schemes recognized directly in equity	26	8	—

	30	7	14

Net income/(expense) recognized directly in equity	4	41	(55)
Profit for the year	405	515	410

Total recognized income and expense for the year(i)	409	556	355

Attributable to:
Equity holders of the parent	409	541	338
Minority equity interest	—	15	17

	409	556	355

Effects of changes in accounting policy
Losses on valuation of available-for-sale assets	—	(10)	—
Gains on cash flow hedges	—	6	—

	—	(4)	—

(i)	The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 32 of Notes to the Consolidated Financial Statements.
The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED BALANCE SHEET

	December 31,	December 31,
	2006	2005

	(£ million)
ASSETS
Property, plant and equipment — (Note 10)	997	1,356
Goodwill — (Note 12)	109	118
Intangible assets — (Note 13)	154	120
Investment in associates — (Note 14)	32	42
Other financial assets — (Note 15)	96	113

Total non-current assets	1,388	1,749

Inventories — (Note 16)	3	3
Trade and other receivables — (Note 17)	237	252
Current tax receivable	23	22
Cash and cash equivalents — (Note 18)	179	324
Other financial assets — (Note 15)	13	106

Total current assets	455	707
Non-current assets classified as held for sale — (Note 11)	50	279

Total assets	1,893	2,735

LIABILITIES
Loans and other borrowings — (Note 20)	(10)	(2)
Trade and other payables — (Note 19)	(402)	(468)
Current tax payable	(231)	(324)

Total current liabilities	(643)	(794)

Loans and other borrowings — (Note 20)	(303)	(410)
Employee benefits — (Note 3)	(71)	(76)
Trade and other payables — (Note 19)	(109)	(107)
Deferred tax payable — (Note 25)	(79)	(210)

Total non-current liabilities	(562)	(803)
Liabilities classified as held for sale — (Note 11)	(2)	(34)

Total liabilities	(1,207)	(1,631)

Net assets	686	1,104

EQUITY
Equity share capital	66	49
Capital redemption reserve	4	1
Shares held by employee share trusts	(17)	(22)
Other reserves	(1,528)	(1,528)
Unrealized gains and losses reserve	27	23
Currency translation reserve	(3)	19
Retained earnings	2,129	2,542

IHG shareholders’ equity(i)	678	1,084
Minority equity interest — (Note 26)	8	20

Total equity	686	1,104

(i)	A summary of the significant adjustments to IHG shareholders’ equity that would be required had United States generally accepted accounting principles been applied instead of International Financial Reporting Standards as adopted by the European Union is set out in Note 32 of Notes to the Consolidated Financial Statements.
The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

	Share Capital		Retained earnings and other reserves

						Shares
						held by
	Number of			Capital		employee	Unrealized	Currency		Total IHG
	ordinary	Ordinary	Share	redemption	Other	share	gains and	translation	Retained	shareholders’
	shares(i)	shares(i)	premium(ii)	reserve(ii)	reserves(iii)	trusts(iv)	losses(v)	reserve(vi)	earnings	equity

	(£ million, except per ordinary share amounts)
At January 1, 2004	739	739	14	—	1,462	(11)	—	—	119	2,323
Total recognized income and expense for the year	—	—	—	—	—	—	—	(12)	350	338
Share capital consolidation	(75)	—	—	—	—	—	—	—	—	—
Issue of ordinary shares	4	4	12	—	—	—	—	—	—	16
Repurchase of shares	(46)	(46)	—	—	—	—	—	—	(211)	(257)
Transfer to capital redemption reserve	—	—	—	46	—	—	—	—	(46)	—
Purchase of own shares by employee share trusts	—	—	—	—	—	(33)	—	—	—	(33)
Release of own shares by employee share trusts	—	—	—	—	—	22	—	—	(6)	16
Equity-settled share-based cost	—	—	—	—	—	—	—	—	18	18
Equity dividends paid	—	—	—	—	—	—	—	—	(600)	(600)

At December 31, 2004	622	697	26	46	1,462	(22)	—	(12)	(376)	1,821
Effect of implementing IAS 32/39	—	—	—	—	—	—	3	—	(7)	(4)

At January 1, 2005	622	697	26	46	1,462	(22)	3	(12)	(383)	1,817
Total recognized income and expense for the year	—	—	—	—	—	—	20	31	490	541
Issue of ordinary shares	1	1	3	—	—	—	—	—	—	4
Repurchase of shares	(19)	(22)	—	—	—	—	—	—	(102)	(124)
Transfer to capital redemption reserve	—	—	—	22	—	—	—	—	(22)	—
Capital reorganization	(161)	(632)	(29)	(68)	(2,990)	—	—	—	2,723	(996)
Proceeds from capital reorganization	—	—	—	—	—	4	—	—	—	4
Issue of ordinary shares	1	—	6	—	—	—	—	—	—	6
Repurchase of shares	(11)	(1)	—	—	—	—	—	—	(82)	(83)
Transfer to capital redemption reserve	—	—	—	1	—	—	—	—	(1)	—
Purchase of own shares by
employee share trusts	—	—	—	—	—	(29)	—	—	—	(29)
Release of own shares by employee share trusts	—	—	—	—	—	25	—	—	(17)	8
Equity-settled share-based cost	—	—	—	—	—	—	—	—	17	17
Equity dividends paid	—	—	—	—	—	—	—	—	(81)	(81)

At December 31, 2005	433	43	6	1	(1,528)	(22)	23	19	2,542	1,084
Total recognized income and expense for the year	—	—	—	—	—	—	4	(22)	427	409
Issue of ordinary shares	4	1	19		—	—	—	—	—	20
Repurchase of shares	(28)	(3)	—	—	—	—	—	—	(257)	(260)
Share capital consolidation	(53)	—	—	—	—	—	—	—	—	—
Transfer to capital redemption reserve	—	—	—	3	—	—	—	—	(3)	—
Purchase of own shares by
employee share trusts	—	—	—	—	—	(47)	—	—	—	(47)
Release of own shares by employee share trusts	—	—	—	—	—	52	—	—	(37)	15
Equity-settled share-based cost	—	—	—	—	—	—	—	—	18	18
Equity dividends paid	—	—	—	—	—	—	—	—	(561)	(561)

At December 31, 2006	356	41	25	4	(1,528)	(17)	27	(3)	2,129	678

At December 31, 2003 the authorized share capital was £10,000,050,000 comprising 10,000,000,000 ordinary shares of £1 each and one redeemable preference share of £50,000.
The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

(i)	The Company was incorporated and registered in England and Wales with registered number 5134420 on May 21, 2004 as a limited company under the Companies Act 1985 with the name Hackremco (No. 2154) Limited. On March 24, 2005 Hackremco (No. 2154) Limited changed its name to New InterContinental Hotels Group Limited. On April 27, 2005 New InterContinental Hotels Group Limited re-registered as a public limited company and changed its name to New InterContinental Hotels Group PLC. On June 27, 2005 New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC.

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

During 2004 and 2005, the Company undertook to return funds of up to £750 million to shareholders by way of three consecutive £250 million share repurchase program, the third of which is expected to be completed in the first half of 2007. During the year, 28,409,753 (2005 30,600,010; 2004 46,385,981) ordinary shares were repurchased and canceled under the authorities granted by shareholders at general meetings held during 2003, 2004, 2005 and 2006. Of these, 11,122,753 were 10 pence shares in the capital of InterContinental Hotels Group PLC and 17,287,000 were 11 3/7 pence shares in the capital of InterContinental Hotels Group PLC.

On June 1, 2006, shareholders approved a share capital consolidation on the basis of seven new ordinary shares for every eight existing ordinary shares. This provided for all the authorized ordinary shares of 10 pence each (whether issued or unissued) to be consolidated into new ordinary shares of 11 3/7 pence each. The share capital consolidation became effective on June 12, 2006.

Whilst the authorized share capital includes one redeemable preference share of £50,000, following its redemption in September 2005, this redeemable preference share has not been re-issued.

The authority given to the Company at the Annual General Meeting on June 1, 2006 to purchase its own shares was still valid at December 31, 2006. A resolution to renew the authority will be put to shareholders at the Annual General Meeting on June 1, 2007.

At December 31, 2006 the authorized share capital was £160,050,000, comprising 1,400,000,000 ordinary shares of 11 3/7 pence each and one redeemable preference share of £50,000.

(ii)	The share premium account and capital redemption reserve are not distributable.

(iii)	Other reserves comprises the revaluation reserve previously recognized under UK GAAP and a merger reserve.

(iv)	The shares held by employee share trusts comprises £16.8 million (2005 £21.7 million, 2004 £21.8 million) in respect of 1.7 million (2005 2.9 million; 2004 3.1 million) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at December 31, 2006 of £21 million (2005 £25 million, 2004 £20 million).

(v)	The net unrealized gains and losses reserve records movements for available-for-sale financial assets to fair value and the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to hedged transactions that have not yet occurred. The fair value of cashflow hedging instruments outstanding at December 31, 2006 was a £1 million asset (2005 £1 million, 2004 £nil).

(vi)	The currency translation reserve records the movement in exchange differences arising from the translation of the financial statements of foreign operations and exchange differences on foreign currency borrowings and derivative instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be zero as permitted by IFRS 1. During the year ended December 31, 2006, the impact of hedging net investments in foreign operations was to reduce the amount recorded in the currency translation reserve by £32 million (2005 £9 million, 2004 £54 million). The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at December 31, 2006 was a £3 million asset (2005 £5 million net liability, 2004 £nil million).
The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC
CONSOLIDATED CASH FLOW STATEMENT

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Profit for the year	405	515	410
Adjustments for:
Net financial expense	11	33	33
Income tax (credit)/charge	(41)	80	(127)
Gain on disposal of assets, net of tax	(117)	(311)	(19)
Other operating income and expenses	(27)	22	49
Depreciation and amortization	64	130	173
Equity settled share-based cost, net of payments	14	12	12
Other gains and losses	—	—	4

Operating cash flow before movements in working capital	309	481	535
Decrease in inventories	—	—	1
Increase in receivables	(31)	—	(13)
Increase/(decrease) in provisions and other payables	10	(32)	50
Employee benefit contributions, net of cost	—	(26)	(58)

Cash flow from operations	288	423	515
Interest paid	(33)	(59)	(91)
Interest received	24	29	72
Tax paid	(49)	(91)	(35)

Net cash from operating activities	230	302	461

Cash flow from investing activities
Purchases of property, plant and equipment — Hotels	(87)	(107)	(143)
Purchases of intangible assets — Hotels	(23)	(19)	(33)
Purchases of other financial assets — Hotels	(8)	(10)	(11)
Acquisition of subsidiary, net of cash acquired	(6)	—	—
Disposal of assets, net of cash disposed of — Hotels	620	1,816	101
Proceeds from other financial assets — Hotels	124	10	5
Purchases of property, plant and equipment — Soft Drinks	—	(47)	(70)
Disposal of business, net of cash disposed of — Soft Drinks	—	220	—

Net cash from investing activities	620	1,863	(151)

Cash flow from financing activities
Proceeds from the issue of share capital	20	10	16
Purchase of own shares	(260)	(207)	(257)
Payment to shareholders as a result of the capital reorganisation on June 27, 2005	—	(996)	—
Purchase of own shares by employee share trusts	(47)	(29)	(33)
Proceeds on release of own shares by employee share trusts	19	16	16
Dividends paid to shareholders	(561)	(81)	(600)
Dividends paid to minority interests	(1)	(177)	(26)
(Decrease)/increase in borrowings	(172)	(442)	258
Costs associated with new facilities	—	—	(5)
Financial expense on early settlement of debt	—	—	(17)

Net cash from financing activities	(1,002)	(1,906)	(648)

Net movement in cash and cash equivalents in the year	(152)	259	(338)
Cash and cash equivalents at beginning of the year	324	72	411
Exchange rate effects	7	(7)	(1)

Cash and cash equivalents at end of the year	179	324	72

The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 32 of Notes to the Consolidated Financial Statements.
The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Note 1 — Corporate Information and Accounting Policies

Corporate information
      The consolidated financial statements of InterContinental Hotels Group PLC (“IHG”) were prepared under IFRS for the year ended December 31, 2006 were authorized for issue in accordance with a resolution of the Directors on February 19, 2007. InterContinental Hotels Group PLC (the “Company”) is incorporated in Great Britain and registered in England and Wales.

Summary of significant accounting policies
     Basis of preparation
      The consolidated financial statements are presented in sterling and all values are rounded to the nearest million except where otherwise indicated.

Statement of compliance
      The consolidated financial statements of IHG have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and as applied in accordance with the provisions of the Companies Act 1985.
      New accounting standards and interpretations issued by the International Accounting Standard Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) becoming effective during the year, have not had a material impact on the Company’s financial statements.
      The principal accounting policies of the Company are set out below.

Basis of consolidation
      The consolidated financial statements comprise the financial statements of the parent company and entities controlled by the Company. All inter-company balances and transactions have been eliminated.
      The results of those businesses acquired or disposed of are consolidated for the period during which they were under the Company’s control.

Foreign currencies
      Transactions in foreign currencies are translated into the functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the relevant rates of exchange ruling at the balance sheet date. All foreign exchange differences arising on translation are recognized in the income statement except on foreign currency borrowings that provide a hedge against a net investment in a foreign operation. These are taken directly to the currency translation reserve until the disposal of the net investment, at which time they are recycled against the gain or loss on disposal.
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

Derivative financial instruments and hedging
      Interest arising from currency swap agreements is taken to financial income or expense on a gross basis over the term of the relevant agreements. Interest arising from other currency derivatives and interest rate swaps is taken to financial income or expense on a net basis over the term of the agreement.

      Foreign exchange gains and losses on currency instruments are recognized in financial income and expense unless they form part of effective hedge relationships.
      Derivatives designated as hedging instruments are accounted for in line with the nature of the hedging arrangement. The Company’s detailed accounting policies with respect to hedging instruments are set out in note 21. Documentation outlining the measurement and effectiveness of the hedging arrangement is maintained throughout the life of the hedge relationship. Any ineffective element of a hedge arrangement is recognized in financial income or expense.
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
      All depreciation is charged on a straight line basis. Residual value is reassessed annualy.
      Property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Assets that do not generate independent cash flows are combined into cash-generating units. If carrying values exceed estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. Recoverable amount is the greater of fair value less cost to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Goodwill
      Goodwill arises on consolidation and is recorded at cost, being the excess of the cost of acquisition over the fair value at the date of acquisition of the Company’s share of identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
      Goodwill is tested for impairment at least annualy by comparing carrying values of cash-generating units with their recoverable amounts.

Intangible assets
     Software
      Acquired software licenses and software developed in-house are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs are amortized over estimated useful lives of three to seven years on a straight line basis.
     Management contracts
      When assets are sold and a purchaser enters into a management or franchise contract with the Company, the Company capitalizes as part of the gain or loss on disposal an estimate of the fair value of the contract entered into. The value of management contracts is amortized over the life of the contract which ranges from six to 50 years on a straight line basis.

     Other intangible assets
      Amounts paid to hotel owners to secure management contracts and franchise agreements are capitalized and amortized over the shorter of the contracted period and 10 years on a straight line basis.
      Internally generated development costs are expensed unless forecast revenues exceed attributable forecast development costs, at which time they are capitalized and amortized over the life of the asset.
      Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Associates
      An associate is an entity over which the Company has the ability to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the entity.
      Associates are accounted for using the equity method unless the associate is classified as held for sale. Under the equity method, the Company’s investment is recorded at cost adjusted by the Company’s share of post acquisition profits and losses. When the Company’s share of losses exceeds its interest in an associate, the Company’s carrying amount is reduced to £nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of an associate.

Financial assets
      Under IAS 39 “Financial Instruments: Recognition and Measurement” current and non-current financial assets are classified as loans and receivables; held-to-maturity investments; or as available-for-sale. The Company determines the classification of its financial assets at initial recognition and they are subsequently held at fair value or amortized cost. Changes in fair values of available-for-sale financial assets are recorded directly in the unrealized gains and losses reserve.
      Financial assets are tested for impairment at each balance sheet date. If impaired, the difference between carrying value and fair value is transferred from equity to the income statement to the extent that there is sufficient surplus in equity; any excess goes directly to the income statement.

Financial liabilities
      A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires.

Inventories
      Inventories are stated at the lower of cost and net realizable value.

Trade receivables
      Trade receivables are recorded at their original amount less an allowance for any doubtful amounts. An allowance is made when collection of the full amount is no longer considered probable.

Cash and cash equivalents
      Cash comprises cash in hand and demand deposits.
      Cash equivalents are short-term highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.
      In the cash flow statement cash and cash equivalents are shown net of short-term overdrafts which are repayable on demand and form an integral part of the Company’s cash management.

Assets held for sale
      Non-current assets and associated liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than continuing use and a sale is highly probable.
      Assets designated as held for sale are held at the lower of carrying amount at designation and sales value less cost to sell.
      Depreciation is not charged against property, plant and equipment classified as held for sale.

Trade payables
      Trade payables are non interest bearing and are stated at their nominal value.

Loyalty program
      The hotel loyalty program, Priority Club Rewards, enables members to earn points, funded through hotel assessments, during each stay at an IHG hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using actuarial methods to give eventual redemption rates and points values.
      The Company pays interest to the loyalty program on the accumulated cash received in advance of redemption of the points awarded.

Self insurance
      The Company is self insured for various levels of general liability, workers’ compensation and employee medical and dental coverage. Insurance reserves include projected settlements for known and incurred but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

Provisions
      Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that a payment will be made and a reliable estimate of the amount payable can be made. If the effect of the time value of money is material, the provision is discounted.

Bank and other borrowings
      Bank and other borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortized cost. Finance charges, including issue costs, are charged to the income statement using an effective interest rate method.
      Borrowings are classified as non-current when the repayment date is more than 12 months from the balance sheet date or where they are drawn on a facility with more than 12 months to expiry.

Employee benefits
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
      Actuarial valuations are normally carried out every three years and are updated for material transactions and other material changes in circumstances (including changes in market prices and interest rates) up to the balance sheet date.

Taxes

Current tax
      Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax
      Deferred tax assets and liabilities are recognized in respect of temporary differences between the tax base and carrying value of assets and liabilities, including accelerated capital allowances, unrelieved tax losses, unremitted profits from overseas where the Company does not control remittance, gains rolled over into replacement assets, gains on previously revalued properties and other short-term temporary differences.
      Deferred tax assets are recognized to the extent that it is regarded as probable that the deductible temporary differences can be realized. The recoverability of all deferred tax assets is reassessed at each balance sheet date.
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
      Owned and leased — primarily derived from hotel operations, including the rental of rooms and food and beverage sales from owned and leased hotels operated under the Company’s brand names. Revenue is recognized when rooms are occupied and food and beverages are sold.
      Management fees — earned from hotels managed by the Company, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotel’s profitability or cash flows. Revenue is recognized when earned and realized or realizable under the terms of the contract.
      Franchise fees — received in connection with the license of the Company’s brand names, usually under long-term contracts with the hotel owner. The Company charges franchise royalty fees as a percentage of room revenue. Revenue is recognized when earned and realized or realizable under the terms of the agreement.

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
      The Company has taken advantage of the transitional provisions of “IFRS” 2 “Share-based Payments” in respect of equity-settled awards and has applied “IFRS” 2 only to equity-settled awards granted after November 7, 2002 that had not vested before January 1, 2005.

Leases
      Operating lease rentals are charged to the income statement on a straight line basis over the term of the lease.
      Assets held under finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease, with a corresponding liability being recognized for the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Lease payments are apportioned between the reduction of the lease liability and finance charges in the income statement so as to achieve a constant rate of interest on the remaining balance of the liability. Assets held under finance leases are depreciated over the shorter of the estimated useful life of the asset and the lease term.

Disposal of non-current assets
      The Company recognizes the sales proceeds and related gain or loss on disposal on completion of the sales process. In determining whether revenue and gain or loss should be recorded, the Company considers whether it:

•	has a continuing managerial involvement to the degree associated with asset ownership;

•	has transferred significant risks and rewards associated with asset ownership; and

•	can reliably measure and will actually receive the proceeds.

Discontinued operations
      Discontinued operations are those relating to hotels sold or those classified as held for sale when the results relate to a separate line of business, geographical area of operations, or where there is a co-ordinated plan to dispose of a separate line of business or geographical area of operations.

Special items
      The Company discloses certain financial information both including and excluding special items. The presentation of information excluding special items allows a better understanding of the underlying trading performance of the Company and provides consistency with the Company’s internal management reporting. Special items, which include other operating income and expenses, are identified by virtue of either their size or incidence so as to facilitate comparison with prior periods and to assess underlying trends in financial performance. Special items can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, restructuring costs and the release of tax provisions.

Use of accounting estimates and judgments
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions and conditions.
      The estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are:

•	Impairment — the Company determines whether goodwill is impaired on an annual basis or more frequently if there are indicators of impairment. Other non-current assets, including property, plant and equipment, are tested for impairment if there are indicators of impairment. Impairment testing requires an estimate of future cash flows and the choice of a suitable discount rate and, in the case of hotels, an assessment of recoverable amount based on comparable market transactions.

•	Pension and other post-employment benefits — the cost of defined benefit pension plans and other post-employment benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases.

•	Tax — provisions for tax accruals require judgments on the interpretation of tax legislation, developments in tax case law and the potential outcomes of tax audits and appeals. In addition, deferred tax assets are recognized for unused tax attributes to the extent that it is probable that taxable profit will be available against which they can be utilized. Judgment is required as to the amount that can be recognized based on the likely amount and timing of future taxable profits, taking into account expected tax planning.

•	Loyalty program — the future redemption liability included in trade and other payables is estimated using actuarial methods based on statistical formulae that project the timing of future point redemptions based on historical levels to give eventual redemption rates and points values.

•	Trade receivables — an allowance for doubtful amounts of trade receivables is made on the basis of historical experience and other factors considered relevant by management.

•	Other — the Company also makes estimates and judgments in the valuation of management and franchise agreements acquired on asset disposals, the valuation of financial assets classified as available-for-sale, the outcome of legal proceedings and claims and in the valuation of share-based payment costs.

New standards and interpretations
      The International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) issued the following standards and interpretations with an effective date after the date of these financial statements. They have not been adopted early by the Company and the Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Company’s reported income or net assets in the period of adoption.

IFRS 7	Financial Instruments: Disclosures Effective from January 1, 2007
IFRS 8	Operating Segments Effective from January 1, 2009
IFRIC 10	Interim Financial Reporting and Impairment Effective from November 1, 2006
IFRIC 11	Group and Treasury Share Transactions Effective from March 1, 2007
Note: the effective dates are in respect of accounting periods beginning on or after the date.

Note 2 —	Segmental Information
Exchange Rates
      The results of foreign operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1 = $1.84 (2005 £1 = $1.83, 2004 £1 = $1.82). In the case of the euro, the translation rate is £1 = €1.47 (2005 £1 = €1.46, 2004 £1 = €1.47).
      Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the balance sheet date. In the case of the US dollar, the translation rate is £1 = $1.96 (2005 £1 = $1.73, 2004 £1 = $1.93). In the case of the euro, the translation rate is £1 = €1.49 (2005 £1 = €1.46; 2004 £1 = €1.41).
Hotels
      The primary segmental reporting format is determined to be three main geographical regions:
      the Americas;
      Europe, the Middle East and Africa (“EMEA”); and
      Asia Pacific.
      These, together with Central functions, form the principal format by which management is organized and makes operational decisions.
      The Company further breaks each geographical region into three distinct business models which offer different growth, return, risk and reward opportunities:

Franchised
      Where the Company neither owns nor manages the hotel, but licenses the use of a Company brand and provides access to reservation systems, loyalty schemes, and know-how. The Company derives revenues from a brand royalty or licensing fee, based on a percentage of room revenue.

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
Soft Drinks
      This business, which manufactures a variety of soft drink brands with distribution concentrated mainly in the UK, was sold in December 2005.

Segmental Information

Year ended December 31, 2006
     Revenue

			Asia		Total
	Americas	EMEA	Pacific	Central	Group

	(£ million)
Hotels
Owned and leased	115	100	71	—	286
Managed	77	71	36	—	184
Franchised	241	35	4	—	280
Central	—	—	—	55	55

Continuing operations	433	206	111	55	805
Discontinued operations — owned and leased	30	125	—	—	155

	463	331	111	55	960

Segmental result

					Total
	Americas	EMEA	Asia Pacific	Central	Group

	(£ million)
Hotels
Owned and leased	14	(5)	17	—	26
Managed	27	37	21	—	85
Franchised	208	24	3	—	235
Regional and central	(32)	(20)	(12)	(81)	(145)

Continuing operations	217	36	29	(81)	201
Discontinued operations — owned and leased	4	26	—	—	30

	221	62	29	(81)	231

Year ended December 31, 2006

	Continuing	Discontinued	Group

	(£ million)
Group
Hotels	201	30	231
Other operating income and expenses	27	—	27

Operating profit	228	30	258
Net finance costs	(11)	—	(11)

Profit before tax	217	30	247
Tax	50	(9)	41

Profit after tax	267	21	288
Gain on disposal of assets, net of tax	—	117	117

Profit for the year	267	138	405

Assets and liabilities

			Asia		Total
	Americas	EMEA	Pacific	Central	Group

	(£ million)
Segment assets	647	583	338	73	1,641
Non-current assets classified as held for sale	40	10	—	—	50

	687	593	338	73	1,691

Unallocated assets:
Current tax receivable					23
Cash and cash equivalents					179

Total assets					1,893

Segment liabilities	295	234	53	—	582
Liabilities classified as held for sale	2	—	—	—	2

	297	234	53	—	584

Unallocated liabilities:
Current tax payable					231
Deferred tax payable					79
Loans and other borrowings					313

Total liabilities					1,207

Year ended December 31, 2006

Other segmental information

			Asia		Total
	Americas	EMEA	Pacific	Central	Group

	(£ million)
Continuing operations:
Capital expenditure(i)	34	50	17	15	116
Additions to:
Property, plant and equipment	116	53	9	4	182
Intangible assets	10	31	1	11	53
Depreciation and amortization(ii)	18	19	10	13	60
Reversal of previously recorded impairment	—	(2)	—	—	(2)
Discontinued operations:
Capital expenditure(i)	1	7	—	—	8
Additions to property, plant and equipment	—	4	—	—	4
Depreciation and amortization(ii)	1	3	—	—	4
Impairment of assets held for sale	3	—	—	—	3

(i)	Comprises purchases of property, plant and equipment, intangible assets and other financial assets and acquisitions of subsidiaries as included in the cash flow statement.

(ii)	Included in the £64 million of depreciation and amortization is £21 million relating to administrative expenses and £43 million relating to cost of sales.

Year ended December 31, 2005*
     Revenue

			Asia		Total
	Americas	EMEA	Pacific	Central	Hotels

	(£ million)
Hotels
Owned and leased	106	110	59	—	275
Managed	65	55	25	—	145
Franchised	213	35	3	—	251
Central	—	—	—	42	42

Continuing operations	384	200	87	42	713
Discontinued operations — owned and leased	61	411	54	—	526

	445	611	141	42	1,239

	Continuing	Discontinued	Group

	(£ million)
Group
Hotels	713	526	1,239
Soft Drinks	—	671	671

Total revenue	713	1,197	1,910

Year ended December 31, 2005*

Segmental result

					Total
	Americas	EMEA	Asia Pacific	Central	Hotels

	(£ million)
Hotels
Owned and leased	14	(5)	11	—	20
Managed	20	31	16	—	67
Franchised	186	26	2	—	214
Regional and central	(34)	(21)	(8)	(65)	(128)

Continuing operations	186	31	21	(65)	173
Discontinued operations — owned and leased	12	73	11	—	96

	198	104	32	(65)	269

	Continuing	Discontinued	Group

	(£ million)
Group
Hotels	173	96	269
Soft Drinks	—	70	70

	173	166	339
Other operating income and expenses	(22)	—	(22)

Operating profit	151	166	317
Net finance costs	(24)	(9)	(33)

Profit before tax	127	157	284
Tax	(24)	(56)	(80)

Profit after tax	103	101	204
Gain on disposal of assets, net of tax	—	311	311

Profit for the year	103	412	515

*	Other than for Soft Drinks which reflects the 50 weeks and three days ended December 14.

Year ended December 31, 2005*

Assets and liabilities

			Asia		Total	Soft	Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Group

	(£ million)
Segment assets	689	987	346	88	2,110	—	2,110
Non-current assets classified as held for sale	21	258	—	—	279	—	279

	710	1,245	346	88	2,389	—	2,389

Unallocated assets:
Current tax receivable					22	—	22
Cash and cash equivalents					324	—	324

Total assets					2,735	—	2,735

Segment liabilities	340	261	50	—	651	—	651
Liabilities classified as held for sale	1	33	—	—	34	—	34

	341	294	50	—	685	—	685

Unallocated liabilities:
Current tax payable					324	—	324
Deferred tax payable					210	—	210
Loans and other borrowings					412	—	412

Total liabilities					1,631	—	1,631

Other segmental information

			Asia		Total	Soft	Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Group

	(£ million)
Continuing operations:
Capital expenditure(i)	22	19	28	13	82	—	82
Additions to:
Property, plant and equipment	12	15	30	6	63	—	63
Intangible assets	27	51	9	7	94	—	94
Depreciation and amortization(ii)	19	15	8	15	57	—	57
Impairment of property, plant and equipment	—	7	—	—	7	—	7
Discontinued operations:
Capital expenditure(i)	6	44	4	—	54	47	101
Additions to:
Property, plant and equipment	4	33	4	—	41	36	77
Intangible assets	—	—	—	—	—	7	7
Depreciation and amortization(ii)	1	24	3	—	28	45	73

*	Other than for Soft Drinks which reflects the 50 weeks and three days ended December 14.

(i)	Comprises purchases of property, plant and equipment, intangible assets and other financial assets and acquisitions of subsidiaries as included in the cash flow statement.

(ii)	Included in the £130 million of depreciation and amortization is £23 million relating to administrative expenses and £107 million relating to cost of sales.

Year ended December 31, 2004**

Revenue

			Asia		Total
	Americas	EMEA	Pacific	Central	Hotels

	(£ million)
Hotels
Owned and leased	80	116	50	—	246
Managed	30	43	21	—	94
Franchised	196	27	3	—	226
Central	—	—	—	40	40

Continuing operations	306	186	74	40	606
Discontinued operations — owned and leased	189	643	60	—	892

	495	829	134	40	1,498

	Continuing	Discontinued	Group

	(£ million)
Group
Hotels	731	767	1,498
Soft Drinks	—	706	706

Total revenue	731	1,473	2,204

     Segmental result

			Asia		Total
	Americas	EMEA	Pacific	Central	Hotels

	(£ million)
Hotels
Owned and leased	3	(11)	9	—	1
Managed	6	24	14	—	44
Franchised	167	21	2	—	190
Regional and central	(27)	(23)	(8)	(57)	(115)

Continuing operations	149	11	17	(57)	120
Discontinued operations — owned and leased	24	118	7	—	149

	173	129	24	(57)	269

Year ended December 31, 2004**

	Continuing	Discontinued	Group

	(£ million)
Group
Hotels	120	149	269
Soft Drinks	—	77	77

	120	226	346
Other operating income and expenses	(49)	—	(49)

Operating profit	71	226	297
Net finance costs	(33)	—	(33)

Profit before tax	38	226	264
Tax	196	(69)	127

Profit after tax	234	157	391
Gain on disposal of assets, net of tax	—	19	19

Profit available for shareholders	234	176	410

**	Other than for Soft Drinks which reflects the 53 weeks ended December 25.

     Assets and liabilities

			Asia		Total	Soft	Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Group

	(£ million)
Segment assets	583	1,202	437	86	2,308	458	2,766
Non-current assets classified as held for sale	424	1,402	—	—	1,826	—	1,826

	1,007	2,604	437	86	4,134	458	4,592

Unallocated assets:
Current tax receivable					14	—	14
Cash and cash equivalents					60	12	72

Total assets					4,208	470	4,678

Segment liabilities	300	290	28	—	618	291	909
Liabilities classified as held for sale	24	124	—	—	148	—	148

	324	414	28	—	766	291	1,057

Unallocated liabilities:
Current tax payable					248	13	261
Deferred tax payable					246	(12)	234
Loans and other borrowings					1,185	3	1,188

Total liabilities					2,445	295	2,740

Year ended December 31, 2004**
     Other segmental information

			Asia		Total	Soft	Total
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Group

	(£ million)
Continuing operations:
Capital expenditure(i)	43	14	15	12	84	—	84
Additions to:
Property, plant and equipment	32	16	10	—	58	—	58
Intangible assets	4	—	1	12	17	—	17
Depreciation and amortization(ii)	11	14	6	15	46	—	46
Impairment of property, plant and equipment	14	30	4	—	48	—	48
Discontinued operations:
Capital expenditure(i)	17	81	5	—	103	70	173
Additions to:
Property, plant and equipment	17	81	5	—	103	56	159
Intangible assets	—	—	—	—	—	16	16
Depreciation and amortization(ii)	18	56	7	—	81	46	127

**	Other than for Soft Drinks which reflects the 53 weeks ended December 25.

(i)	Comprises purchases of property, plant and equipment, intangible assets and other financial assets of subsidiaries as included in the cash flow statement.

(ii)	Included in the £173 million of depreciation and amortization is £23 million relating to administrative expenses and £150 million relating to cost of sales.

Note 3 —	Staff costs and Directors’ emoluments

Costs

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Wages and salaries	301	465	570
Social security costs	38	61	66
Pension and other post-retirement benefits:
Defined benefit plans	6	19	21
Defined contribution plans	11	15	12

	356	560	669

Employee numbers
      Average number of employees, including part-time employees:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(Number)
Hotels	11,456	18,995	26,835
Soft Drinks	—	2,991	2,824

	11,456	21,986	29,659

Employee benefits
      Retirement and death in service benefits are provided for eligible employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan. The plan covers approximately 410 (2005 400) employees, of which 220 (2005 240) are in the defined benefit section which provides pensions based on final salaries and 190 (2005 160) are in the defined contribution section. The assets of the plan are held in self-administered trust funds separate from the Company’s assets. The Company also maintains a US-based InterContinental Hotels Pension Plan and post-employment benefits scheme. This plan is now closed to new members and pensionable service no longer accrues for current employee members. In addition, the Company operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, those schemes.
      On December 14, 2005, the Soft Drinks business, including the Britvic Pension Plan, was sold. The comparative information provided below includes movements for the Britvic Pension Plan up to the date of disposal.

      The amounts recognized in the income statement are:

	Pension plans
							Post-
							employment
	UK			US			benefits			Total

Recognized in administrative expenses	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

	(£ million)
Current service costs	5	19	18	—	—	—	—	—	—	5	19	18
Past service costs	—	—	1	—	—	—	—	—	—	—	—	1
Interest cost on benefit obligation	13	30	27	5	6	5	1	1	1	19	37	33
Expected return on plan assets	(14)	(32)	(27)	(4)	(5)	(4)	—	—	—	(18)	(37)	(31)

	4	17	19	1	1	1	1	1	1	6	19	21

Recognized in other operating income and expense

Plan curtailment	—	(7)	—	—	—	—	—	—	—	—	(7)	—

The curtailment gain arose as a result of the sale of 73 UK hotel properties.
      The amounts recognized in the consolidated statement of recognized income and expense are:

	Pension plans

							Post-employment
	UK			US			benefits			Total

Actuarial gains and losses	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

	(£ million)
Actual return on scheme assets	21	79	41	6	4	5	—	—	—	27	83	46
Less: expected return on scheme assets	(14)	(32)	(27)	(4)	(5)	(4)	—	—	—	(18)	(37)	(31)

	7	47	14	2	(1)	1	—	—	—	9	46	15
Other actuarial gains and losses	(12)	(67)	(60)	—	(3)	(5)	1	1	(1)	(11)	(69)	(66)

	(5)	(20)	(46)	2	(4)	(4)	1	1	(1)	(2)	(23)	(51)

Deficit transferred in respect of previous acquisition	—	—	(6)	—	—	—	—	—	—	—	—	(6)

      The assets and liabilities of the schemes are:

	Pension plans
					Post-
					employment
	UK		US		benefits		Total

	2006	2005	2006	2005	2006	2005	2006	2005

	(£ million)
Fair value of scheme assets	269	250	56	62	—	—	325	312
Present value of benefit obligations	(298)	(274)	(89)	(103)	(9)	(11)	(396)	(388)

Employee benefits liability	(29)	(24)	(33)	(41)	(9)	(11)	(71)	(76)

Comprising:
Funded plans	(6)	(2)	(9)	(14)	—	—	(15)	(16)
Unfunded plans	(23)	(22)	(24)	(27)	(9)	(11)	(56)	(60)

	(29)	(24)	(33)	(41)	(9)	(11)	(71)	(76)

      The principal assumptions used by the actuaries to determine the benefit obligation were:

	Pension plans

							Post-employment
	UK			US			benefits

	2006	2005	2004	2006	2005	2004	2006	2005	2004

	(%)
Wages and salaries increases	4.6	4.3	4.3	—	—	—	4.0	4.0	4.0
Pensions increases	3.1	2.8	2.8	—	—	—	—	—	—
Discount rate	5.0	4.7	5.3	5.8	5.5	5.8	5.8	5.5	5.8
Inflation rate	3.1	2.8	2.8	—	—	—	—	—	—
Healthcare cost trend rate assumed for next year							10.0	9.0	9.5
Ultimate rate that the cost trend rate trends to							5.0	4.5	4.5
      In 2017 the healthcare cost trend rate reaches the assumed ultimate rate. A one per cent point increase/(decrease) in assumed healthcare costs trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2006, 2005 and 2004, by approximately £1 million, and would increase/(decrease) the total of the service and interest cost components of net post-employment healthcare cost for the period then ended by approximately £nil.

	Pension plans

	UK			US

Post-retirement mortality (years)	2006	2005	2004	2006	2005	2004

Current pensioners at 65 – male(i)	23	21	21	18	17	17
Current pensioners at 65 – female(i)	26	24	24	20	22	22
Future pensioners at 65 – male(ii)	24	22	22	18	17	17
Future pensioners at 65 – female(ii)	27	25	25	20	22	22

(i)	Relates to assumptions based on longevity (in years) following retirement at the balance sheet date.

(ii)	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2026.
     The post-retirement mortality assumptions allow for expected increases in longevity.

	Pension plans
					Post-
					employment
	UK		US		benefits		Total

Movement in benefit obligation	2006	2005	2006	2005	2006	2005	2006	2005

	(£ million)
Benefit obligation at beginning of year	274	600	103	88	11	11	388	699
Current service cost	5	19	—	—	—	—	5	19
Past service cost	—	—	—	—	—	—	—	—
Members’ contributions	1	2	—	—		—	1	2
Interest expense	13	30	5	6	1	1	19	37
Benefits paid	(7)	(11)	(6)	(6)	(1)	(1)	(14)	(18)
Plan curtailment	—	(7)	—	—	—	—	—	(7)
Deficit transferred in respect of previous acquisition	—	—	—	—	—	—	—	—
Actuarial loss/(gain) arising in the year	12	67	—	3	(1)	(1)	11	69
Separation of Soft Drinks	—	(426)	—	—	—	—	—	(426)
Exchange adjustments	—	—	(13)	12	(1)	1	(14)	13

Benefit obligation at end of year	298	274	89	103	9	11	396	388

      The defined benefit obligation comprises £340 million (2005 £328 million) arising from plans that are wholly or partly funded and £56 million (2005 £60 million) arising from unfunded plans.
      The combined assets of the principal schemes and expected rate of return were:

	2006		2005		2004

	Long-term		Long-term		Long-term
	rate of		rate of		rate of
	return		return		return
	expected	Value	expected	Value	expected	Value

	(%)	(£ million)	(%)	(£ million)	(%)	(£ million)
UK Schemes
Equities	7.9	128	7.5	125	8.0	272
Bonds	4.6	123	4.2	110	4.9	173
Other	7.9	18	7.5	15	8.0	25

Total market value of assets		269		250		470

US Schemes
Equities	9.5	34	9.6	38	9.6	34
Fixed income	5.5	22	5.5	24	5.5	22

Total market value of assets		56		62		56

      The expected rate of return on assets has been determined following advice from the plans’ independent actuaries and is based on the expected return on each asset class together with consideration of the long-term asset strategy.

	Pension plans
					Post-
					employment
	UK		US		benefits		Total

Movement in benefit obligation	2006	2005	2006	2005	2006	2005	2006	2005

	(£ million)
Fair value of plan assets at beginning of year	250	470	62	56	—	—	312	526
Company contributions	4	45	1	2	1	1	6	48
Members’ contributions	1	2	—	—	—	—	1	2
Assets transferred in respect of previous acquisition	—	—	—	—	—	—	—	—
Benefits paid	(7)	(11)	(6)	(6)	(1)	(1)	(14)	(18)
Expected return on assets	14	32	4	5	—	—	18	37
Actuarial gain/(loss) arising in the year	7	47	2	(1)	—	—	9	46
Separation of Soft Drinks	—	(335)	—	—	—	—	—	(335)
Exchange adjustments	—	—	(7)	6	—	—	(7)	6

Fair value of plan assets at end of year	269	250	56	62	—	—	325	312

      Normal company contributions are expected to be £7 million in 2007. In addition, the Company has agreed to pay special contributions of £40 million to the UK Pension Plan; £20 million in 2007, £10 million in 2008 and £10 million in 2009.

      History of experience gains and losses:

UK Pension plans	2006	2005	2004	2003

	(£ million)
Fair value of scheme assets	269	250	470	353
Present value of benefit obligations	(298)	(274)	(600)	(477)

Deficit in the scheme	(29)	(24)	(130)	(124)
Experience adjustments arising on plan liabilities	(12)	(67)	(60)
Experience adjustments arising on plan assets	7	47	14

US Pension plans	2006	2005	2004	2003

	(£ million)
Fair value of scheme assets	56	62	56	48
Present value of benefit obligations	(89)	(103)	(88)	(91)

Deficit in the scheme	(33)	(41)	(32)	(43)
Experience adjustments arising on plan liabilities	—	(3)	(5)
Experience adjustments arising on plan assets	2	(1)	1

US Post-employment benefits	2006	2005	2004	2003

	(£ million)
Present value of benefit obligations	(9)	(11)	(11)	(11)
Experience adjustments arising on plan liabilities	1	1	(1)
      The cumulative amount of actuarial gains and losses recognized since January 1, 2004 in the statement of recognized income and expense is £76 million (2005 £74 million, 2004 £51 million). The Company is unable to determine how much of the pension scheme deficit recognized on transition to IFRS of £178 million and taken directly to total equity is attributable to actuarial gains and losses since inception of the schemes. Therefore, the Company is unable to determine the amount of actuarial gains and losses that would have been recognized in the statement of recognized income and expense before January 1, 2004.

Policy on remuneration of Executive Directors and senior executives
      The following policy has applied throughout the year and, except where stated, will apply in future years, subject to ongoing review.

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
      The Remuneration Committee is aware that, as the Company’s primary listing is on the London Stock Exchange, IHG’s incentive arrangements may be expected to recognize UK investor guidelines. However, given the global nature of the Hotels business, an appropriate balance needs to be drawn in the design of relevant remuneration packages between domestic and international expectations.

The main components
      The Company has performance-related reward policies. These are designed to provide the appropriate balance between fixed remuneration and variable ‘risk’ reward, which is linked to the performance of both the Company and the individual. Company performance-related measures are chosen carefully to ensure a strong link between reward and true underlying financial performance, and emphasis is placed on particular areas requiring executive focus.
      The normal policy for all Executive Directors is that, using ‘target’ or ‘expected value’ calculations, their performance-related incentives will equate to approximately 70% of total annual remuneration (excluding pensions & benefits).
      The main components of remuneration are as follows:
      Basic salary and benefits The salary for each Executive Director is reviewed annually and based on both individual performance and on the most recent relevant market information provided from independent professional sources on comparable salary levels. Internal relativities and salary levels in the wider employment market are also taken into account.
      Basic salary is the only element of remuneration which is pensionable.
      In addition, benefits are provided to Executive Directors in accordance with the policy applying to other executives in their geographic location.
      In assessing levels of pay and benefits, IHG compares the packages offered by different groups of comparator companies. These groups are chosen having regard to participants’:

•	size — turnover, profits and the number of people employed;

•	diversity and complexity of businesses;

•	geographical spread of businesses; and

•	relevance to the hotel industry.
      Annual Performance Bonus This has two elements — the Short Term Incentive Plan (“STI”) and the Short Term Deferred Incentive Plan (“STDIP”). Both elements require the achievement of challenging performance goals before target bonus is payable.
      The STI is linked to individual performance as measured by an assessment of comprehensive business unit deliverables, demonstrated leadership behaviours, and the achievement of specific Key Performance Objectives that are linked directly to the Company’s strategic priorities. For Executive Directors, the target bonus opportunity under the STI in 2007 is 40% of salary, payable in cash.
      The STDIP is linked to the Company’s financial and operational performance. The target bonus opportunity under the STDIP in 2007 is 50% of salary of which half is linked to net annual room additions and half is linked to earnings before special items, interest and taxation.
      It is possible for participants to earn maximum bonuses of double the targets under the STI and the STDIP. No bonus is payable if financial and operational performance is less than 90% of target and maximum bonus is payable if performance exceeds 110% of target.
      Under the 2006 STDIP, 80% of bonus must be paid in shares and deferred. Participants may defer the remaining 20% of bonus on the same terms. For 2007, 100% of the bonus will be paid in shares and deferred. Matching shares may also be awarded up to half the total deferred amount. Any matching award is taken into account when the Remuneration Committee decides the basic level of payment under the STDIP. Therefore there is no separate performance test governing the vesting of matching awards. Such awards are, however, conditional on the Directors’ continued employment with the Company until the release date. The shares will normally be released at the end of the three years following deferral.

      Performance Restricted Shares The Performance Restricted Share Plan (“PRSP”) allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Committee, which is normally measured over a three-year period. Awards are normally made annually and, other than in exceptional circumstances, will not exceed three times annual salary for Executive Directors.
      For the 2006/08 PRSP cycle, performance will be measured by reference to:

•	the increase in IHG’s Total Shareholder Return (“TSR”) over the performance period relative to nine* identified comparator companies: Accor, Hilton Hotels Corp., Choice, Marriott Hotels, Millennium & Copthorne, NH Hotels, Sol Melia, Starwood Hotels and Wyndham Worldwide; and

•	the cumulative annual growth in the number of rooms within the IHG system over the performance period relative to eight identified comparator companies: Carlson Hospitality Worldwide, Choice, Hilton Hotels Corp., Hyatt Hotels & Resorts, Marriott Hotels, Sol Melia, Starwood Hotels and Wyndham Worldwide.

*	Following the delisting of De Vere Group Plc Shares in September 2006.
     In respect of TSR performance, 10% of the award will be released for the achievement of fifth place within the TSR group and 50% of the award will be released for the achievement of first or second place. In respect of rooms growth performance, 10% of the award will be released for the achievement of median growth and 50% of the award will be released for the achievement of upper quartile growth. Vesting between all stated points will be on a straight line basis which is the simplest and fairest method of calculating awards that lie between threshold and maximum levels.
      Awards under the PRSP lapse if the performance conditions are not met — there is no retesting.
      As indicated in last year’s report, the Remuneration Committee believes that relative TSR and a rooms growth related performance measure are appropriate performance measures, effectively aligning appropriate elements of incentive pay with shareholder interests and the Company’s stated objective of increasing organic growth and the number of rooms in the IHG system.
      The target date for achieving the current rooms growth objective is the end of 2008 and therefore the Remuneration Committee has concluded that a rooms growth related measure is now more appropriately measured and awarded through the annual bonus plan. For the 2007/09 cycle, the performance measures for the PRSP will therefore be as follows:

•	50% of the award will continue to be based on IHG’s TSR relative to its peer comparator companies. 10% of the award will be released for the achievement of median growth and 50% of the award will be released for the achievement of first place only (previously first or second place). Vesting between all stated points will continue to be on a straight line basis.

•	The other 50% of the award will depend on growth in adjusted earnings per share (“EPS”) over the period. 10% of the award will be released if adjusted EPS growth is 10% per annum and 50% of the award will be released if adjusted EPS growth is 20% per annum or more. There will be no adjustment for any increase in the UK Retail Price Index (“RPI”) because this does not significantly affect IHG’s results.
      Executive Share Options As reported last year, executive share options do not presently form part of the Company’s remuneration strategy. Details of prior executive share option grants are given in the table on page F-40.
      For options granted in 2004 and 2005, a performance condition has to be met before options can be exercised. For both grants, the Company’s adjusted EPS over a three-year period must increase by at least nine percentage points over the increase in RPI for the same period for one-third of the options granted to vest; 12 percentage points over the increase in RPI for the same period for two-thirds of the options granted to vest; and 15 percentage points over the increase in RPI for the same period for the full award to vest.

      Share Ownership The Remuneration Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individual’s personal interest and that of the shareholders.
      The Executive Directors are expected to hold all shares earned (net of any share sales required to meet personal tax liabilities) from the Company’s remuneration plans while the value of their holding is less than twice their base salary or three times in the case of the Chief Executive.

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
      Andrew Cosslett is Non-Executive Chairman of Duchy Originals Limited, for which he receives no remuneration.

Contracts of service

a) Policy
      The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months. Andrew Cosslett, Richard Hartman, Stevan Porter and Richard Solomons have service agreements with a notice period of 12 months. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial period reducing to 12 months may be used, following guidance in the Combined Code.
      No provisions for compensation for termination following change of control, or for liquidated damages of any kind, are included in the current Directors’ contracts. In the event of any early termination of an Executive Director’s contract, the policy is to seek to minimise any liability.
      David Webster’s appointment as Non-Executive Chairman, effective from January 1, 2004, is subject to six months’ notice. All other Non-Executive Directors’ appointments are subject to three months’ notice.
     b) Directors’ contracts

	Contract	Unexpired term/
Director	effective date[1]	notice period

Andrew Cosslett	02.03.05	12 months
Richard Hartman	04.15.03	6 months	[2]
Stevan Porter	04.15.03	12 months
Richard Solomons	04.15.03	12 months

1	Each of the Executive Directors signed a letter of appointment, effective from completion of the June 2005 capital reorganisation of the Company on the same terms as their original service agreements.

2	Richard Hartman is due to retire in September 2007. Having given contractual notice, his unexpired term of office as at the date of this report is six months.
     Policy regarding pensions
      Andrew Cosslett, Richard Solomons and other senior UK-based employees participate on the same basis in the executive section of the InterContinental Hotels UK Pension Plan and, if appropriate, the InterContinental Executive Top-Up Scheme. The latter is an unfunded arrangement, but with appropriate security provided via a fixed charge on a hotel asset. Currently, pensions benefits are provided from both the registered InterContinental Hotels UK Pension Plan and the unfunded InterContinental Executive Top-Up Scheme.

      In response to the new pension regime resulting from the Finance Act 2004, from 2006 these plans were amended to continue to provide, tax efficiently, similar benefits in total, but with a different split of benefits between the two plans. As an alternative to these arrangements, a cash allowance may be taken.
      Stevan Porter and senior US-based executives participate in US retirement benefits plans.
      With effect from January 30, 2006, Richard Hartman ceased to be an active member of the InterContinental Hotels UK Pension Plan and InterContinental Executive Top-Up Scheme, and from that date participates in the InterContinental Hotels Group International Savings and Retirement Plan. Executives in other countries participate in these plans or local plans.

Directors’ emoluments

				Total emoluments
				excluding pensions
	Base
	salaries	Performance		1.1.06 to	1.1.05 to
	and fees	payments[1]	Benefits[2]	12.31.06	12.31.05

	£000	£000	£000	£000	£000
Executive Directors
Andrew Cosslett	688	549	31	1,268	663
Richard Hartman	503	203	299	1,005	798
Stevan Porter[3]	427	290	9	726	429
Richard Solomons	440	351	15	806	423
Non-executive Directors
David Webster[4]	350	—	4	354	522
David Kappler[5]	80	—	—	80	80
Ralph Kugler[6]	50	—	—	50	50
Jennifer Laing[6]	50	—	—	50	18
Robert C. Larson[6]	50	—	—	50	50
Jonathan Linen[6]	50	—	—	50	4
Sir David Prosser[7]	65	—	—	65	65
Sir Howard Stringer[8]	43	—	—	43	50
Former directors[9]	—	—	1	1	917

Total	2,796	1,393	359	4,548	4,069

1	“Performance payments” include bonus awards in cash in respect of participation in the Short Term Incentive (“STI”) Plan and the Short Term Deferred Incentive Plan (“STDIP”) but exclude bonus awards in deferred shares and any matching shares, details of which are set out in the STDIP table on page F-36.

2	“Benefits” incorporate all tax assessable benefits arising from the individual’s employment. For Messrs Cosslett, Hartman and Solomons, this relates in the main to the provision of a fully expensed company car and private healthcare cover. In addition, Mr. Hartman received housing, child education and other expatriate benefits. For Stevan Porter, benefits relate in the main to private healthcare cover and financial counselling.

3	Emoluments for Stevan Porter include £51,413 that was chargeable to UK income tax.

4	With effect from January 1, 2007, David Webster is paid an annual fee of £390,000.

5	With effect from January 1, 2007, David Kappler is paid a total annual fee of £95,000, reflecting his roles as Senior Independent Director and Chairman of the Audit Committee.

6	With effect from January 1, 2007, an annual fee of £60,000 is payable to each of Ralph Kugler, Jennifer Laing, Robert C. Larson and Jonathan Linen. All fees due to Ralph Kugler are paid to Unilever.

7	With effect from January 1, 2007, Sir David Prosser is paid a total annual fee of £80,000, reflecting his role as Chairman of the Remuneration Committee.

8	Sir Howard Stringer resigned as a Director on November 10, 2006.

9	Sir Ian Prosser retired as a Director on December 31, 2003. However, he had an ongoing healthcare benefit of £1,027 during the year.

Long-term Reward
     Short-Term Deferred Incentive Plan (“STDIP”)
      Messrs Cosslett, Hartman, Porter and Solomons participated in the STDIP during the year ended December 31, 2006, and received an award on February 26, 2007.
      Directors’ pre-tax interests during the year were:

			STDIP				STDIP							Value
			shares awarded			Market	shares vested		Market					based on
	STDIP		during the			price per	during the		price per			STDIP		share price
	shares held		year 1.1.06 to		Award	share at	year 1.1.06	Vesting	share at	Value at		shares held	Planned	of 1262.0p
	at 1.1.06		12.31.06		date	award	to 12.31.06	date	vesting	vesting		at 12.31.06	vesting date	at 12.31.06

										£				£
Directors
Andrew Cosslett	39,916	[1]			4.1.05	617.5p	39,916	4.3.06	942p	376,009		—
	39,916	[1]			4.1.05	617.5p						39,916	4.1.07	503,740
			105,276	[3,7]	3.8.06	853.67p						32,168	3.8.07	405,961
												32,167	3.8.08	405,948
												32,168	3.8.09	405,961

Total												136,419		1,721,610

Richard Hartman	29,447	[2]			3.16.05	654p	29,447	3.16.06	891.58p	262,544		—
	29,447	[2]			3.16.05	654p						29,447	3.16.07	371,622
	29,447	[2]			3.16.05	654p						29,447	3.16.08	371,622
			64,518	[4,7]	3.8.06	853.67p						19,714	3.8.07	248,791
												19,714	3.8.08	248,791
												19,713	3.8.09	248,779

Total												118,035		1,489,605

Stevan Porter	26,978	[2]			3.16.05	654p	26,978	3.16.06	891.58p	240,530	[8]	—
	26,978	[2]			3.16.05	654p						26,978	3.16.07	340,463
	26,978	[2]			3.16.05	654p						26,978	3.16.08	340,463
			67,557	[5,7]	3.8.06	853.67p						20,643	3.8.07	260,515
												20,642	3.8.08	260,503
												20,642	3.8.09	260,503

Total												115,883		1,462,447

Richard Solomons	29,020	[2]			3.16.05	654p	29,020	3.16.06	891.58p	258,737		—
	29,020	[2]			3.16.05	654p						29,020	3.16.07	366,233
	29,021	[2]			3.16.05	654p						29,021	3.16.08	366,246
			67,296	[6,7]	3.8.06	853.67p						20,563	3.8.07	259,506
												20,562	3.8.08	259,493
												20,563	3.8.09	259,506

Total												119,729		1,510,984

1	This special award was made to Andrew Cosslett as part of his overall recruitment terms. The shares vest in equal portions on the first and second anniversary of the award date, subject to his continued employment until that time. The first half of the award vested on April 3, 2006 and the second half of the award is due to vest on April 2, 2007.

2	This award was based on financial year 2004 performance where the performance measures were related to earnings per share (“EPS”), earnings before interest and tax (“EBIT”) and personal performance. Total Shares held include matching shares.

3	This award was based on financial year 2005 performance and the bonus target was 50% of base salary. Andrew Cosslett was awarded 70% of his bonus target for EPS performance, 69.4% of his bonus target for Group EBIT performance and 45% of his bonus target for his personal performance. Andrew Cosslett’s total bonus was therefore 184.4% of his bonus target. One matching share was awarded for every two bonus shares earned.

4	This award was based on financial year 2005 performance and the bonus target was 50% of base salary. Richard Hartman was awarded 70% of his bonus target for EPS performance, 46.2% of his bonus target for EMEA EBIT performance and 30% of his bonus target for his personal performance. Richard Hartman’s total bonus was therefore 146.2% of his bonus target. One matching share was awarded for every two bonus shares earned.

5	This award was based on financial year 2005 performance and the bonus target was 50% of base salary. Stevan Porter was awarded 70% of his bonus target for EPS performance, 64.4% of his bonus target for The Americas EBIT performance and 45% of his bonus target for his personal performance. Stevan Porter’s total bonus was therefore 179.4% of his bonus target. One matching share was awarded for every two bonus shares earned.

6	This award was based on financial year 2005 performance and the bonus target was 50% of base salary. Richard Solomons was awarded 70% of his bonus target for EPS performance, 69.4% of his bonus target for Group EBIT performance and 45% of his bonus target for his personal performance. Richard Solomons’ total bonus was therefore 184.4% of his bonus target. One matching share was awarded for every two bonus shares earned.

7	These share interests were in InterContinental Hotels Group PLC 10p ordinary shares prior to the share consolidation effective from June 12, 2006. For every eight existing InterContinental Hotels Group PLC shares held on June 9, 2006, shareholders received seven new ordinary shares of 11 3/7p each and 118p per existing ordinary share. As a consequence, shares held at December 31, 2006 have been reduced accordingly.

8	The value of Stevan Porter’s shares at vesting includes £17,037 that was chargeable to UK income tax.

     Performance Restricted Share Plan (“PRSP”)
      In 2006, there were three cycles in operation and one cycle which vested.
      The awards made in respect of the Performance Restricted Share Plan cycles ending on December 31, 2005, December 31, 2006, December 31, 2007 and December 31, 2008 and the maximum pre-tax number of ordinary shares due if performance target are achieved in full are set out in the table below. In respect of the cycle ending on December 31, 2006, the Company finished in third place in the TSR group and achieved ROCE growth of 98.2%. Accordingly, 62.4% of the award vested on February 21, 2007.

			Maximum
			PRSP				PRSP
			shares				shares						Maximum	Expected
	Maximum		awarded				vested					Maximum	value based	value
	PRSP		during			Market	during	Market			Actual/	PRSP	on share	based on
	shares		the year			price per	the year	price per			planned	shares	price of	share price
	held at		1.1.06 to		Award	share at	1.1.06 to	share at	Value at		vesting	held at	1262.0p at	of 1262.0p
	1.1.06		12.31.06		date	award	12.31.06	vesting	vesting		date	12.31.06	12.31.06	at 12.31.06

									£				£	£
Directors
Andrew Cosslett	68,216	[1]			4.1.05	617.5p	29,196	858p	250,502		3.3.06	—
	136,432	[2]			4.1.05	617.5p	—				2.21.07	136,432	1,721,772	1,074,386	[8]
	276,200	[3]			6.29.05	706p	—				2.20.08	276,200	3,485,644
			200,740	[4]	4.3.06	941.5p	—				2.18.09	200,740	2,533,339

Total												613,372	7,740,755

Richard Hartman	167,900	[1]			6.18.03	445p	71,861	858p	616,567		3.3.06	—
	165,130	[2]			6.24.04	549.5p	—				2.21.07	165,130	2,083,941	1,300,380	[8]
	214,870	[3]			6.29.05	706p	—				2.20.08	214,870	2,711,660
			146,110	[4]	4.3.06	941.5p	—				2.18.09	146,110	1,843,909

Total												526,110	6,639,510

Stevan Porter	170,710	[1]			6.18.03	445p	73,063	858p	626,881	[7]	3.3.06	—
	142,290	[2]			6.24.04	549.5p	—				2.21.07	142,290	1,795,700	1,120,517	[8]
	174,900	[3]			6.29.05	706p	—				2.20.08	174,900	2,207,238
			132,240	[4]	4.3.06	941.5p	—				2.18.09	132,240	1,668,869

Total												449,430	5,671,807

Richard Solomons	165,160	[1]			6.18.03	445p	70,688	858p	606,503		3.3.06	—
	144,990	[2]			6.24.04	549.5p	—				2.21.07	144,990	1,829,774	1,141,779	[8]
	176,550	[3]			6.29.05	706p	—				2.20.08	176,550	2,228,061
			128,470	[4]	4.3.06	941.5p	—				2.18.09	128,470	1,621,292

Total												450,010	5,679,127

Former Directors
Richard North	259,545	[1,5]			6.18.03	445p	111,085	858p	953,109		3.3.06	—
	144,993	[2,5]			6.24.04	549.5p	—				2.21.07	144,993	1,829,812	1,141,803	[8]

Total												144,993	1,829,812

Sir Ian Prosser	65,410	[1,6]			6.18.03	445p	27,995	858p	240,197		3.3.06	—

Total	—											—

Total													27,561,011

1	This award was based on performance to December 31, 2005 where the performance measure related to both the Company’s Total Shareholder Return (“TSR”) against a group of 11 other comparator companies and growth in return on capital employed (“ROCE”). The number of shares released was graded, according to a) where the Company finished in the TSR comparator group, with 50% of the award being released for first or second position and 10% of the award being released for sixth place, and b) growth in ROCE, with 50%

of the award being released for 80% growth and 10% of the award being released for 30% growth. The Company finished in fifth place in the TSR group and achieved ROCE growth of 46%. Accordingly 42.8% of the award vested on March 3, 2006.

2	This award is based on performance to December 31, 2006 where the performance measure relates to both the Company’s TSR against a group of eight other comparator companies and growth in ROCE. The number of shares released is graded, according to a) where the Company finishes in the TSR comparator group, with 50% of the award being released for first or second position and 10% of the award being released for fifth place; and b) growth in ROCE, with 50% of the award being released for 141.6% growth and 10% of the award being released for 70% growth.

3	This award is based on performance to December 31, 2007 where the performance measure relates to both the Company’s TSR against a group of eight other comparator companies and the relative cumulative annual growth rate of rooms in the IHG system.

4	This award is based on performance to December 31, 2008 where the performance measure relates to both the Company’s TSR against a group of nine other comparator companies and the relative cumulative annual growth of rooms in the IHG system.

5	Richard North’s awards were pro-rated to reflect his contractual service during the applicable performance periods.

6	Sir Ian Prosser’s award was pro-rated to reflect his actual service during the applicable performance period.

7	The value of Stevan Porter’s shares at vesting includes £44,404 that was chargeable to UK income tax.

8	The Company finished in third place in the TSR group and achieved ROCE growth of 98.2%. Accordingly, 62.4% of the award vested on February 21, 2007.

     Share options
      In 2003, Directors and other executives with outstanding options under the Six Continents Executive Share Option Schemes were permitted to roll over those options into options of equivalent value over shares. In 2003, a grant of options was made under the IHG all-employee Sharesave Plan. In 2003, 2004 and 2005, grants of options were made under the IHG Executive Share Option Plan.

	Ordinary shares under option
									Weighted
	Options held at		Granted	Lapsed	Exercised		Options		average
	1.1.06 or date		during the	during the	during the		held at		option	Option
Directors	of appointment		year	year	year		12.31.06		price	price

									(pence)	(pence)
Andrew Cosslett
	157,300								619.83
							157,300	[1]

Total	157,300		—	—	—		157,300		619.83

Richard Hartman	952,832								458.66
					136,795					349.13
					105,332					422.81
					122,261					434.22
					250,684					438.00
							337,760	[1]	538.37

Total	952,832		—	—	615,072		337,760		538.37

Stevan Porter	576,513								490.34
					254,883	[3]				438.00
							321,630	[1]	531.82

Total	576,513		—	—	254,883		321,630		531.82

Richard Solomons	574,365	[2]							494.24
					239,726					438.00
							334,639	[1,2]	531.10

Total	574,365		—	—	239,726		334,639		531.10

1	Where options are not yet exercisable. Sharesave options granted in 2003 are exercisable for six months from March 2009. Executive share options granted in 2004 are exercisable between April 2007 and April 2014. Executive share options granted in 2005 are exercisable between April 2008 and April 2015. The performance condition relating to both the 2004 and 2005 grants of executive share options is set out on page F-33.

2	Includes 3,769 Sharesave options granted in 2003.

3	The value of Stevan Porter’s shares on exercise includes £91,778 that was chargeable to UK income tax.
     Option prices range from 308.48 pence to 619.83 pence per share. The closing market value share price on December 29, 2006 was 1262.00 pence and the range during the year was 806.69 pence to 1265.00 pence per share.
      The gain on exercise by Directors in aggregate was £6,662,750 in the year ended December 31, 2006 (£1,658,109 in the year ended December 31, 2005). The market value share prices on the exercise of options by Richard Hartman, Stevan Porter and Richard Solomons were 1047.34 pence, 946.35 pence and 1054.12 pence per share, respectively.

     Directors’ shareholdings

	December 31, 2006		January 1, 2006[1]
	InterContinental Hotels Group PLC		InterContinental Hotels Group PLC
	ordinary shares of 11 3/7 pence[3]		ordinary shares of 10 pence

Executive Directors
Andrew Cosslett	42,063		7,332
Richard Hartman	—		70,117
Stevan Porter	114,446		64,589
Richard Solomons	104,247		60,339
Non-executive Directors
David Kappler	1,669		1,908
Ralph Kugler	572		654
Jennifer Laing	872		—
Robert C Larson	6,874	[2]	7,857	[2]
Jonathan Linen	8,750	[2]	—
Sir David Prosser	2,863		3,273
David Webster	31,975		31,823

1	These share interests were in InterContinental Hotels Group PLC 10 pence ordinary shares prior to the share consolidation effective from June 12, 2006. For every eight existing InterContinental Hotels Group PLC shares held on June 9, 2006, shareholders received seven new ordinary shares of 11 3/7 pence each and 118 pence per existing ordinary share.

2	Held in the form of American Depositary Receipts.

3	These shareholdings are all beneficial interests and include shares held by Directors’ spouses and other connected persons. None of the Directors has a beneficial interest in the shares of any subsidiary.
     At December 31, 2006, the Executive Directors of the Company, as potential beneficiaries under the Company’s Employee Benefit Trust (the Trust), were each technically deemed to be interested in 1,324,110 unallocated shares held by the Trust (2,924,775 Shares as at December 31, 2005). In the period from December 31, 2006 to March 16, 2007, a further 1,543,646 shares were released from the Trust. The Directors hold a residual interest to 2,410,526 shares in total.
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
      The executive section of the IC Plan is a funded, registered, final salary, occupational pension scheme. The main features applicable to the Executive Directors are: a normal pension age of 60; pension accrual of 1/30th of final pensionable salary for each year of pensionable service; life assurance cover of four times pensionable salary; pensions payable in the event of ill health; and spouses’, partners’ and dependants’ pensions on death. When benefits would otherwise exceed a member’s lifetime allowance under the post-April 2006 pensions regime, these benefits are limited in the IC Plan, but the balance is provided instead by ICETUS.
      Richard Hartman, who reached the IC Plan normal pension age of 60 on January 30, 2006, ceased to be an active member of the IC Plan and ICETUS with effect from the date, and instead participates in the InterContinental Hotels Group International Savings and Retirement Plan (“IS&RP”), which is a Jersey-based defined contribution plan to which the Company contributes.

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

Directors’ pension benefits

					Increases in
					transfer value
			Transfer value		over the
		Directors’	of accrued benefits		year, less	Increase	Increase	Accrued
	Age at	contributions			Directors’	in accrued	in accrued	pension at
	12.31.06	in the year	1.1.06	12.31.06	contributions	pension	pension	12.31.06

			£	£	£
		(note 1)				(note 2)	(note 3)	(note 4)
		£				£ pa	£ pa	£ pa
Directors
Andrew Cosslett	51	28,300	266,900	595,300	300,100	24,200	23,600	43,800
Richard Hartman	60	1,300	1,848,200	1,935,400	85,900	8,100	5,600	94,700
Richard Solomons	45	19,500	1,227,100	1,470,200	223,900	24,500	21,000	143,800

note 1:	Contributions paid in the year by the Directors under the terms of the plans. Contributions increased in April 2006 under the new pensions regime, to 5% of full pensionable salary.

note 2:	The absolute increase in accrued pension during the year.

note 3:	The increase in accrued pension during the year excluding any increase for inflation, on the basis that increases to accrued pensions are applied at October 1.

note 4:	Accrued pension is that which would be paid annually on retirement at 60, based on service to December 31, 2006, except that for Richard Hartman the figure shown is the pension at age 60, increase to allow for its late payment.
     The figures shown in the above table relate to the final salary plans only. For defined contribution plans, the contributions made by and in respect of Stevan Porter during the year are:

Director’s contribution to			Company’s contribution to
	DCP	401(k)		DCP	401(k)

	£	£		£	£
Stevan Porter	43,300	6,000	Stevan Porter	80,900	4,900

      The Company contributions made in respect of Richard Hartman to the IS&RP during the year are £183,100. He made no contributions.

Note 4 —	Auditor’s Remuneration paid to Ernst & Young LLP

	Year ended	Year ended
	December 31,	December 31,
	2006	2005

	(£ million)
Audit fees	0.9	1.0
Audit fees in respect of subsidiaries	1.4	2.1
Tax fees	0.7	0.6
Fees in respect of reporting under Sarbanes Oxley Act	1.0	—
Interim review fees	0.2	0.2
Other services pursuant to legislation	0.1	0.8
Corporate finance fees	0.1	1.8
Other	0.8	0.7

	5.2	7.2

      Audit fees in respect of the pension scheme were not material.
      The Audit Committee has a process to ensure that any non-audit services do not compromise the independence and objectivity of the external auditor, and that relevant United Kingdom and United States professional and regulatory requirements are met. A number of criteria are applied when deciding whether pre-approval for such services should be given. These include the nature of the service, the level of fees, and the practicality of appointing an alternative provider, having regard to the skills and experience required to supply the service effectively. Cumulative fees for audit and non-audit services are presented to the Audit Committee on a quarterly basis for review. The Audit Committee is responsible for monitoring adherence to the pre-approval policy.

Note 5 —	Special Items

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Other operating income and expenses
Gain on sale of investment(i)	25	—	—
Reversal of previously recorded impairment(ii)	2	—	—
Impairment of property, plant and equipment(iii)	—	(7)	(48)
Restructuring costs(iv)	—	(13)	(11)
Property damage(v)	—	(9)	—
Employee benefits curtailment gain(vi)	—	7	—
Reversal of previously recorded provisions(vii)	—	—	20
Provision for investment in associates(viii)	—	—	(16)
Provision for investment in other financial assets	—	—	(2)
Write back of provision for investment in other financial assets	—	—	8

	27	(22)	(49)

Financing
Financial income(ix)	—	—	22
Financial expenses(x)	—	—	(16)
Financial expense on early settlement of debt(xi)	—	—	(17)

	—	—	(11)

Tax
Tax (charge)/credit on other operating income and expenses	(6)	—	22
Special tax credit(xii)	100	8	161

	94	8	183

Gain on disposal of assets
Gain on disposal of assets	123	349	15
Tax (charge)/credit	(6)	(38)	4

	117	311	19

The above items are treated as special by reason of their size or incidence (see Note 9).

(i)	Gain on the sale of the Company’s investment in FelCor Lodging Trust, Inc.

(ii)	Relates to the reversal of impairment in value of an associate investment.

(iii)	Property, plant and equipment were written down by £7 million in 2005 (2004 £48 million) following an impairment review of the hotel estate.

(iv)	Restructuring costs relate to the delivery of the further restructuring of the Hotels business.

(v)	Damage to properties resulting from fire and natural disasters.

(vi)	A curtailment gain arising as a result of the sale of UK hotel properties.

(vii)	Following adoption of IAS 39 at January 1, 2005, adjustments to market value are recorded directly in equity. In 2004, under UK GAAP, the adjustment is a reversal of previously recorded provisions.

(viii)	Relates to an impairment in value of associate investments.

(ix)	Relates to interest on special tax refunds.

(x)	Relates to costs of closing out currency swaps and costs related to refinancing the Company’s debt.

(xi)	Relates to premiums paid on the repurchase of the Company’s public debt.

(xii)	Represents the release of provisions which are special by reason of their size or incidence relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, principally relating to intra-group financing and internal restructuring, together with, in 2004 and 2006, credit in respect of previously unrecognized losses.
Note 6 — Finance costs

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Financial income
Interest on tax refunds	—	—	22
Interest income	21	28	48
Fair value gains	5	2	—

	26	30	70

Financial expenses
Financial expense on early settlement of debt	—	—	17
Costs of closing out currency swaps and refinancing the Company’s debt	—	—	16
Interest expense — Hotels	33	51	70
Interest expense — Soft Drinks	—	9	—
Finance charge payable under finance leases	4	—	—

	37	60	103
Fair value charge	—	3	—

	37	63	103

      Included within the Hotels interest expense is £10 million (2005 £5 million, 2004 £2 million) payable to the Company’s loyalty program relating to interest paid on the accumulated balance of cash received in advance of the redemption of points awarded.

Note 7 — Tax

Income tax

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
UK corporation tax at 30% (2005 30%: 2004 30%):
Current period	16	11	23
Benefit of tax reliefs on which no deferred tax previously recognized	(10)	—	—
Adjustments in respect of prior periods	(4)	(6)	(48)

	2	5	(25)

Foreign tax:
Current period	72	149	62
Benefit of tax reliefs on which no deferred tax previously recognized	(1)	(2)	(9)
Adjustments in respect of prior periods	(94)	(19)	(82)

	(23)	128	(29)

Total current tax	(21)	133	(54)

Deferred tax:
Origination and reversal of temporary differences	27	(3)	18
Changes in tax rates	(4)	(2)	(11)
Adjustments to estimated recoverable deferred tax assets	(13)	1	12
Adjustments in respect of prior periods	(24)	(11)	(96)

Total deferred tax	(14)	(15)	(77)

Total income tax on profit for the year	(35)	118	(131)

Further analyzed as tax relating to:
Profit before special items	53	88	56
Special items (Note 5):
Other operating income and expenses:
Gain on sale of investment	6	—	—
Impairment of property, plant and equipment	—	—	(14)
Restructuring costs	—	—	(8)
Provision for investment in other financial assets	—	—	3
Financing:
Financial expense on early settlement of debt	—	—	(5)
Other	—	—	2
Special tax credit(i)	(100)	(8)	(161)

Tax (credit)/charge	(41)	80	(127)
Gain on disposal of assets	6	38	(4)

	(35)	118	(131)

The total tax (credit)/charge can be further analyzed as relating to:
Profit on continuing operations	(50)	24	(196)
Profit on discontinued operations	9	56	69
Gain on disposal of assets	6	38	(4)

	(35)	118	(131)

(i)	Represents the release of provisions which are special by reason of their size or incidence relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, principally relating to intra-group financing and internal restructuring, together with, in 2004 and 2006, a credit in respect of previously unrecognized losses.

Tax reconciliations

Reconciliation of tax (credit)/charge on total profit, including gain on disposal of assets

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

		%
UK corporation tax at standard rate	30.0	30.0	30.0
Permanent differences	3.7	1.3	1.5
Net effect of different rates of tax in overseas businesses	3.5	2.9	6.3
Effect of changes in tax rates	(1.0)	(0.3)	(3.9)
Benefit of tax reliefs on which no deferred tax previously recognized	(3.0)	(0.1)	(1.1)
Effect of adjustments to estimated recoverable deferred tax assets	(0.2)	0.1	4.3
Adjustment to tax charge in respect of prior periods	(6.9)	(4.5)	(22.6)
Other	0.4	(0.1)	0.6
Special items and gain on disposal of assets	(36.1)	(10.7)	(61.9)

	(9.6)	18.6	(46.8)

Note 8 — Dividends paid and proposed

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006	2005	2004

	(pence per share)			(£ million)
Paid during the year:
Final (declared in previous year)	10.70	10.00	9.45	46	61	70
Interim	5.10	4.60	4.30	18	20	29
Special interim	118.00	—	72.00	497	—	501

	133.80	14.60	85.75	561	81	600

      Proposed for approval at the Annual General Meeting (not recognized as a liability at December 31):

Final	13.30	10.70	10.00	47	46	62

      The proposed final dividend is payable on the shares in issue at March 23, 2007.
Note 9 — Earnings per ordinary share
      Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.
      Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year.
      On June 1, 2006, shareholders approved a share capital consolidation on the basis of seven new ordinary shares for every eight existing ordinary shares, together with a special dividend of 118 pence per existing ordinary share. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.

      Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by special items, to give a more meaningful comparison of the Company’s performance.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2006		2005		2004

	Continuing		Continuing		Continuing
	operations	Total	operations	Total	operations	Total

Basic earnings per share
Profit available for equity holders (£ million)	267	405	103	496	234	383
Basic weighted average number of ordinary shares (millions)	389	389	521	521	710	710
Basic earnings per share (pence)	68.6	104.1	19.8	95.2	32.9	53.9

Diluted earnings per share
Profit available for equity holders (£ million)	267	405	103	496	234	383
Diluted weighted average number of ordinary shares (millions) (see below)	399	399	533	533	718	718
Diluted earnings per share (pence)	66.9	101.5	19.3	93.1	32.6	53.3

	2006	2005	2004

	(millions)
Diluted weighted average of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	389	521	710
Dilutive potential ordinary shares — employee share options	10	12	8

	399	533	718

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2006		2005		2004

	Continuing		Continuing		Continuing
	operations	Total	operations	Total	operations	Total

	(£ million)
Adjusted earnings per share
Profit available for equity holders	267	405	103	496	234	383
Less adjusting items (Note 5):
Other operating income and expenses	(27)	(27)	22	22	49	49
Financing	—	—	—	—	11	11
Tax on other operating income and expenses	6	6	—	—	(22)	(22)
Special tax credit	(100)	(100)	(8)	(8)	(161)	(161)
Gain on disposal of assets, net of tax	—	(117)	—	(311)	—	(19)

Adjusted earnings	146	167	117	199	111	241
Basic weighted average number of ordinary shares (millions)	389	389	521	521	710	710
Adjusted earnings per share (pence)	37.5	42.9	22.5	38.2	15.6	33.9

Diluted weighted average number of ordinary shares (millions)	399	399	533	533	718	718
Adjusted diluted earnings per share (pence)	36.6	41.8	21.9	37.3	15.5	33.6

Note 10 — Property, Plant and Equipment

	Land	Fixtures,
	and	fittings and	Plant and
	buildings	equipment	machinery	Total

	(£ million)
Year ended December 31, 2005
Cost:
At January 1, 2005	1,421	985	182	2,588
Exchange and other adjustments	34	13	—	47
Additions	15	107	18	140
Net transfers to non-current assets classified as held for sale	(163)	(150)	—	(313)
Disposals	(152)	(333)	(200)	(685)
Impairment	—	(7)	—	(7)

At December 31, 2005	1,155	615	—	1,770

Depreciation:
At January 1, 2005	(132)	(425)	(105)	(662)
Exchange and other adjustments	—	(14)	—	(14)
Provided	(11)	(88)	(17)	(116)
Net transfers to non-current assets classified as held for sale	10	58	—	68
On disposals	32	156	122	310

At December 31, 2005	(101)	(313)	—	(414)

Net book value at December 31, 2005	1,054	302	—	1,356

Year ended December 31, 2006
Cost:
At January 1, 2006	1,155	615	—	1,770
Exchange and other adjustments	(73)	(42)	—	(115)
Additions	104	82	—	186
Transfers to non-current assets classified as held for sale	(363)	(118)	—	(481)
Disposals	(2)	(31)	—	(33)

At December 31, 2006	821	506	—	1,327

Depreciation:
At January 1, 2006	(101)	(313)	—	(414)
Exchange and other adjustments	7	23	—	30
Provided	(7)	(41)	—	(48)
Transfers to non-current assets classified as held for sale	17	55	—	72
On disposals	2	28	—	30

At December 31, 2006	(82)	(248)	—	(330)

Net book value at December 31, 2006	739	258	—	997

      On adoption of IFRS the Company retained previous revaluations of property, plant and equipment as deemed cost as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards.”
      At December 31, 2005 property, plant and equipment was written down by £7 million (2004 £48 million) following an impairment review of hotel assets based on current market trading conditions. No impairment, or subsequent reversal, was required at December 31, 2006.

      The carrying value of land and buildings held under finance lease at December 31, 2006 is £93 million (2005 £nil).
Note 11 — Held for Sale and Discontinued Operations

Hotels
      During the year ended December 31, 2006, the Company sold 32 hotels (2005 112 hotels, 2004 10 hotels) continuing the asset disposal program commenced in 2003, and an additional 10 hotels and two associates were classified as held for sale. At December 31, 2006, four hotels (2005 26 hotels) and two associates (2005 nil) were classified as held for sale.
      At December 31, 2006, an impairment loss of £3 million has been recognized on the remeasurement of a property that had previously been classified as held for sale. The loss, which reduced the carrying amount of the asset to fair value less costs to sell, has been recognized in the income statement in gain on disposal of assets. Fair value was determined by an independent property valuation.

	Year ended December 31,

	2006	2005	2004
Net assets of hotels on disposal
	(£ million)
Property, plant and equipment	648	1,961	100
Goodwill	—	20	—
Net working capital	(22)	1	(1)
Cash and cash equivalents	31	16	—
Loans and other borrowings	(10)	—	—
Deferred tax	(117)	(121)	(5)
Minority equity interest	(13)	—	(11)

Company’s share of net assets disposed of	517	1,877	83

Consideration
Current year disposals:
Cash consideration, net of cost paid	628	1,832	101
Deferred consideration	10	40	—
Management contract value	30	82	—
Other	(14)	(12)	(3)

	654	1,942	98

Net assets disposed of	(517)	(1,877)	(83)
Other, including tax and impairment	(20)	(38)	4

Gain on disposal of assets, net of tax	117	27	19

Net cash inflow
Current year disposals:
Cash consideration, net of costs paid	628	1,832	101
Cash disposed of	(31)	(16)	—
Prior year disposal	23	—	—

	620	1,816	101

Assets and liabilities held for sale
Non-current assets classified as held for sale:
Property, plant and equipment	40	279	1,826
Associates	10	—	—

	50	279	1,826

Liabilities classified as held for sale:
Deferred tax	(2)	(34)	(148)

Cash flows related to discontinued operations
Operating profit before interest, depreciation and amortization	34	124	203
Investing activities	(8)	(54)	(78)
Financing activities	(25)	(16)	(3)

Soft Drinks
      During December 2005, the Company disposed of all of its interests in the Soft Drinks business with the initial public offering of Britvic plc.

Year ended
December 31,
2005

(£ million)
Net liabilities of Soft Drinks on disposal
Property, plant and equipment	234
Goodwill	18
Software	25
Inventories	36
Trade and other receivables	141
Cash and cash equivalents	1
Current liabilities	(162)
Borrowings	(341)
Employee benefits	(91)
Deferred tax	8
Minority equity interest	66

Company’s share of net liabilities disposed of	(65)

Consideration
Cash consideration, net of costs paid	221
Other	(2)

219
Net liabilities disposed of	65

Gain on disposal of assets, net of tax	284

Net cash inflow
Cash consideration, net of costs paid	221
Cash disposed of	(1)

220

	Year ended
	December 31,

	2006	2005	2004

	(£ million)
Cash flows related to discontinued operations
Operating profit before interest, depreciation and amortization	—	115	123
Investing activities	—	(47)	(70)
Financing activities	—	162	(25)

Note 12 — Goodwill

	At
	December 31,

	2006	2005

	(£ million)
At January 1	118	152
Acquisition of subsidiary (note 31)	2	—
Disposals	—	(44)
Exchange and other adjustments	(11)	10

At December 31	109	118

      Goodwill arising on business combinations that occurred before January 1, 2005 was not restated on adoption of IFRS as permitted by IFRS 1.
      Goodwill has been allocated to cash-generating units (“CGUs”) for impairment testing as follows:

	At December 31,

	2006	2005

	(£ million)
The Americas managed operations	72	82
Asia Pacific managed and franchised operations	37	36

	109	118

      The Company tests goodwill for impairment annually, or more frequently if there are any indications that an impairment may have arisen.
      The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates and growth rates. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. Growth rates are based on management expectations and industry growth forecasts. The growth rates used to determine cash flows beyond five years do not exceed the average long-term growth rate for the relevant markets.

The Americas managed operations
      The Company prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolates cash flows for the following four years based on an estimated growth rate of 4% (2005 4%, 2004 5%). After this period, the terminal value of future cash flows is calculated based on a perpetual growth rate of approximately 3% (2005 3%, 2004 3%). The rate used to discount the forecast cash flow is 10.5% (2005 10.5%, 2004 10.5%).

Asia Pacific managed and franchised operations
      The Company prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolates cash flows for the following four years based on an estimated growth rate of 15% (2005 15%, 2004 7%). After this period, the terminal value of future cash flows is calculated based on a perpetual growth rate of approximately 4% (2005 4%, 2004 4%). The rate used to discount the forecast cash flows is 11.0% (2005 11.0%, 2004 11.0%).
      With regard to the assessment of value in use, management believe that the carrying values of the CGUs would only exceed their recoverable amounts in the event of highly unlikely changes in the key assumptions.

Note 13 — Intangible assets

		Management	Other
	Software	contracts	intangibles	Total

		(£ million)
Year ended December 31, 2005
Cost:
At January 1, 2005	52	—	22	74
Additions	14	82	5	101
Disposals	(32)	—	(1)	(33)
Exchange and other adjustments	4	2	2	8

At December 31, 2005	38	84	28	150

Amortization:
At January 1, 2005	(13)	—	(7)	(20)
Provided	(9)	(3)	(2)	(14)
On disposals	7	—	—	7
Exchange and other adjustments	(2)	—	(1)	(3)

At December 31, 2005	(17)	(3)	(10)	(30)

Net book value at December 31, 2005	21	81	18	120

Year ended December 31, 2006
Cost:
At January 1, 2006	38	84	28	150
Additions	10	30	13	53
Acquisition of subsidiary (note 32)	1	7	—	8
Disposals	—	—	(2)	(2)
Exchange and other adjustments	(6)	(4)	(3)	(13)

At December 31, 2006	43	117	36	196

Amortization:
At January 1, 2006	(17)	(3)	(10)	(30)
Provided	(9)	(4)	(3)	(16)
Exchange and other adjustments	3	—	1	4

At December 31, 2006	(23)	(7)	(12)	(42)

Net book value at December 31, 2006	20	110	24	154

Note 14 — Investments in associates
      The Company holds six (2005 eight) investments accounted for as associates. The following table summarizes the financial information of the associates.

	At	At
	December 31,	December 31,
	2006	2005

	(£ million)
Share of associates’ balance sheet
Current assets	2	4
Non-current assets	50	93
Current liabilities	(5)	(9)
Non-current liabilities	(15)	(46)

Net assets	32	42

Share of associates’ revenue and profit
Revenue	22	18
Net profit	2	1

Related party transactions
Revenue from related parties	4	3
Amounts owed by related parties	1	2

Note 15 — Other Financial Assets

	At	At
	December 31,	December 31,
	2006	2005

	(£ million)
Non-current
Equity securities available-for-sale	48	41
Other	48	72

	96	113

Current
Equity securities available-for-sale	9	104
Derivatives	4	2

	13	106

      Available-for-sale financial assets, which are held on the balance sheet at fair value, consist of equity investments in listed and unlisted shares. The fair value of unlisted equity shares has been estimated using valuation guidelines issued by the British Venture Capital Association and is based on assumptions regarding expected future earnings. Listed equity share valuation is based on observable market prices.
      Other financial assets consist mainly of trade deposits made in the normal course of business. The deposits have been designated as loans and receivables and are held at amortized cost. Derivatives, including those within trade and other payables, are held on the balance sheet at fair value. The fair value is the estimated amount that the Company could expect to receive on the termination of the agreement, taking into consideration interest and exchange rates prevailing at the balance sheet date.

Note 16 — Inventories

	At	At
	December 31,	December 31,
	2006	2005

	(£ million)
Finished goods	1	2
Consumable stores	2	1

	3	3

Note 17 — Trade and other receivables

	At	At
	December 31,	December 31,
	2006	2005

	(£ million)
Trade receivables	163	160
Other receivables	51	66
Other prepayments	23	26

	237	252

      An allowance has been made for doubtful amounts of £39 million (2005 £38 million) in respect of trade receivables and £4 million (2005 £9 million) in respect of other receivables.
Note 18 — Cash and cash equivalents

	At	At
	December 31,	December 31,
	2006	2005

	(£ million)
Cash at bank and in hand	30	34
Short-term deposits	149	290

	179	324

      Short-term deposits are highly liquid investments with an original maturity of three months or less, in various currencies.

Note 19 — Trade and other payables

	At	At
	December 31,	December 31,
	2006	2005

	(£ million)
Current
Trade payables	47	84
Other tax and social security payable	26	12
Other payables	190	174
Accruals	139	186
Derivatives	—	6
Provisions (Note 24)	—	6

	402	468

Non-current
Other payables	109	107
Provisions (Note 24)	—	—

	109	107

      Other payables includes £180 million (2005 £162 million) relating to the future redemption liability of the Company’s loyalty program, of which £83 million (2005 £71 million) is classified as current and £97 million (2005 £91 million) as non-current.
Note 20 — Loans and other borrowings

	At December 31, 2006			At December 31, 2005

	Current	Non-current	Total	Current	Non-current	Total

	(£ million)
Secured bank loans	4	3	7	2	36	38
Finance leases	3	94	97	—	—	—
Unsecured bank loans	3	206	209	—	374	374
Other unsecured borrowings	—	—	—	—	—	—

Total borrowings	10	303	313	2	410	412

Secured bank loans
      These mortgages are secured on the hotel properties to which they relate. The rates of interest and currencies of these loans vary. Non-current amounts include £nil (2005 £15 million) repayable by instalment. Amounts shown as current are the mortgage repayments falling due within one year.

Finance leases
      Finance lease liabilities, which relate to the 99 year lease on the InterContinental Boston, are payable as follows:

	At
	December 31,
	2006

	Minimum	Present
	lease	value of
	payments	payments

	(£ million)
Less than one year	3	3
Between one and five years	33	24
More than five years	1,745	70

	1,781	97
Less amount representing finance charges	(1,684)	—

	97	97

      The Company has the option to extend the term of the lease for two additional 20 year terms. Payments under the lease step up at regular intervals over the lease term.

Unsecured bank loans
      Unsecured bank loans are borrowings under the Company’s 2009 £1.1 billion Syndicated Facility and its short-term bilateral loan facilities. Amounts are classified as current where the loan facility expires within one year. These facilities contain financial covenants and as at the balance sheet date the Company was not in breach of the covenants.

Facilities provided by banks

	At December 31, 2006			At December 31, 2005

	Utilized	Unutilized	Total	Utilized	Unutilized	Total

	(£ million)
Committed	213	944	1,157	412	751	1,163
Uncommitted	3	36	39	—	14	14

	216	980	1,196	412	765	1,177

	At December
	31,

	2006	2005

	(£ million)
Unutilized facilities expire:
within one year	86	39
after one year but before two years	—	—
after two years	894	726

	980	765

Note 21 — Financial risk management policies

Financial instruments
      The Company’s treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The treasury function does not operate as a profit center.

      The treasury function seeks to reduce the financial risk of the Company and manages liquidity to meet all foreseeable cash needs. Treasury activities include money market investments, spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options and forward rate agreements. One of the primary objectives of the Company’s treasury risk management policy is to mitigate the adverse impact of movements in interest rates and foreign exchange rates.
      The US dollar is the predominant currency of the Company’s revenue and cash flows and movements in foreign exchange rates, particularly the US dollar and euro can affect the Company’s reported profit, net assets and interest cover. To hedge this translation exposure the Company matches the currency of its debt (either directly or via derivatives) to the currency of its net assets, whilst maximising the amount of US dollars borrowed.
      Foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Company are in currencies that are freely convertible.
      Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25% and no more than 75% of net borrowings for each major currency. This is achieved through the use of interest rate swaps and options and forward rate agreements.
      The treasury function ensures that the Company has access to sufficient funds to allow the implementation of the strategy set by the Board. At the year end, the Company had access to £944 million of undrawn committed facilities. Medium and long-term borrowing requirements are met through the £1.1 billion Syndicated Facility and short-term borrowing requirements are met from drawings under bilateral bank facilities. The Company is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding or investment policy in the near future. In addition, the Company had surplus cash of £179 million which is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Company’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations. Credit risk on treasury transactions is minimised by operating a policy on the investment of surplus cash that generally restricts counterparties to those with an A credit rating or better or those providing adequate security.

Sensitivities
      Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately £1 million (2005 £1 million, 2004 £2 million).
      A general weakening of the US dollar (specifically a one cent rise in the sterling : US dollar rate) would have reduced the Company’s profit before tax by an estimated £1 million (2005 £1 million).

Hedging

Interest rate risk
      The Company hedges its interest rate risk by taking out interest rate swaps to fix the interest flows on between 25% and 75% of its borrowings in major currencies. At December 31, 2006 the Company held interest rate swaps with notional principals of US $100 million and €80 million (2005 US $200 million, €160 million). The interest rate swaps are designated as cash flow hedges of borrowings under the syndicated loan facility and they are held on the balance sheet at fair value in other financial assets and other payables.
      Changes in cash flow hedge fair values are recognized in the unrealized gains and losses reserve to the extent that the hedges are effective. When the hedged item is recognized, the cumulative gains and losses on the hedging instrument are recycled to the income statement.

Foreign currency risk
      The Company is exposed to foreign currency risk on income streams denominated in foreign currencies. When appropriate, the Company hedges a portion of forecast foreign currency income and asset disposal proceeds by taking out forward exchange contracts. When hedge accounting is applied, the spot foreign exchange rate is designated as the hedged risk and so the Company takes the forward points on these contracts through financial income or expense.
      Forward contracts are held at fair value on the balance sheet as other financial assets and other payables.
      During the year, a £3 million (2005 £nil, 2004 £nil) foreign exchange gain was recognized in finance income, relating to gains on forward contracts that were not classified as hedging instruments under IAS 39. During 2005, gains of £6 million were recycled to the income statement from the unrealized gains and losses reserve in respect of effective hedges.

Hedge of net investment in a foreign operation
      The Company designates its foreign currency bank borrowings and currency derivatives as net investment hedges of foreign operations. The designated risk is the spot foreign exchange risk; the interest on these financial instruments is taken through financial income or expense and the derivatives are held on the balance sheet at fair value in other financial assets and other payables. Variations in fair value due to changes in the underlying exchange rates are taken to the currency translation reserve until an operation is sold, at which point the cumulative currency gains and losses are recycled against the gain or loss on sale.
Note 22 — Financial Instruments

Interest rate risk
      For each class of interest bearing financial asset and financial liability, the following table indicates the range of interest rates effective at the balance sheet date, the carrying amount on the balance sheet and the periods in which they reprice, if earlier than the maturity date.

			Repricing analysis
		Total
	Effective	carrying	Less than	6 months		More than
As at December 31, 2006	interest rate	amount	6 months	-1 year	1-2 years	5 years

	(%)	(£ million)
Cash and cash equivalents	0.0-5.2	(179)	(179)	—	—	—
Secured bank loans (floating)	8.5	7	7	—	—	—
Obligations under finance leases	9.7	97	—	—	—	97
Unsecured bank loans:
Euro floating rate	4.0	54	54	—	—	—
— effect of euro interest rate swaps*	(1.0)		(54)	—	54	—
US dollar floating rate	5.7	53	53	—	—	—
— effect of US dollar interest rate swaps*	(1.2)		(51)	—	51	—
Sterling floating rate	5.6	102	102	—	—	—

Net debt		134	(68)	—	105	97
Foreign exchange contracts		(4)	(4)	—	—	—

		130	(72)	—	105	97

*	These items bear interest at a fixed rate.

			Repricing analysis
		Total
	Effective	carrying	Less than	6 months	1–2	More than
As at December 31, 2005	interest rate	amount	6 months	–1 year	years	5 years

	%	(£ million)
Cash and cash equivalents	0.0 – 4.5	(324)	(324)	—	—	—
Secured bank loans (fixed)*	6.5 – 7.8	28	—	—	28	—
Secured bank loans (floating)	2.9 – 8.5	10	10	—	—	—
Unsecured bank loans:
Euro floating rate	2.9	141	141	—	—	—
— effect of euro interest rate swaps*	(0.4)		(55)	—	55	—
US dollar floating rate	4.7	162	162	—	—	—
— effect of US dollar interest rate swaps*	0.2		(87)	87	—	—
Hong Kong dollar floating rate	4.7	71	71	—	—	—

Net debt		88	(82)	87	83	—
Effect of currency swaps:
Receive and pay fixed*	(1.5)	3	3	—	—	—
Receive and pay floating	(2.0)	2	2	—	—	—

		93	(77)	87	83	—

*	These items bear interest at a fixed rate.
     Interest rate swaps are included in the above tables to the extent that they effect the Company’s interest rate repricing risk. The swaps hedge the floating rate debt by fixing the interest rate, shown above as the effect on the debt’s floating rate, on an amount equal to their notional principal, for a period of time represented by the figures in each column. The fair values of derivatives are recorded in other financial assets and other payables.
      No currency swaps were held at December 31, 2006.
      The future redemption liability relating to the Company’s loyalty program incurs interest at US dollar LIBOR.

Fair values
      The table below compares carrying amounts and fair values of the Company’s financial instruments.

	At December 31, 2006		At December 31, 2005

	Carrying		Carrying
	value	Fair value	value	Fair value

	(£ million)
Financial assets
Cash and cash equivalents (note 18)	179	179	324	324
Equity securities available-for-sale (note 15)	57	57	145	145
Derivatives (note 15)	4	4	2	2
Other financial assets (note 15)	48	48	72	72
Financial liabilities
Borrowings, excluding finance lease liabilities (note 20)	(216)	(216)	(412)	(412)
Liabilities under finance leases (note 20)	(97)	(97)	—	—
Derivatives (note 19)	—	—	(6)	(6)
      The fair value of cash and cash equivalents approximates book value due to the short maturity of the investments and deposits. Equity securities available-for-sale and derivatives are held on the balance sheet at fair value as set out in note 15. The fair value of other financial assets approximates book value based on prevailing market rates. The fair value of borrowings, excluding finance lease liabilities, approximates book value as interest rates reset to market rates on a frequent basis. The fair value of the finance lease liability is deemed to be its carrying value as the inception of the lease was shortly before December 31, 2006.
      Trade and other receivables and trade and other payables are not included in the above tables as their carrying value approximates to their fair value, including the future redemption liability of the Company’s loyalty program.
Note 23 — Share-based payments

Short Term Deferred Incentive Plan
      The IHG Short Term Deferred Incentive Plan (“STDIP”) enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of shares together with, in certain cases, a matching award of free shares up to half the deferred amount. The bonus and matching shares in the 2004 and 2005 plans are deferred and released in three equal tranches on the first, second and third anniversaries of the award date. The bonus and matching shares in the 2006 plan are released on the third anniversary of the award date. Under the 2006 plan a percentage of the award (Board members — 80%; other eligible employees — 50%) must be taken in shares and deferred. Participants may defer the remaining amount on the same terms or take it in cash. The cash portion is accrued for in liabilities. The awards in all of the plans are conditional on the participants remaining in the employment of a participating company. Participation in the STDIP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 569,293(i)
(2005 624,508) shares were awarded to participants.

Performance Restricted Share Plan
      The Performance Restricted Share Plan (“PRSP”) allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three year period. Awards are normally made annually and,

(i)	Adjusted for the share capital consolidation on June 12, 2006.

except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. In determining the level of awards within this maximum limit, the Remuneration Committee takes into account the level of Executive Share Options granted to the same person. During the year, conditional rights over 4,277,550 (2005 5,173,633) shares were awarded to employees under the plan. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards.

Executive Share Option Plan
      For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised and is normally measured over a three year period. The performance condition is set by the Remuneration Committee. The plan was not operated in 2006 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 2015.

Sharesave Plan
      The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all United Kingdom employees (including Executive Directors) employed by participating Group companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2005 or 2006 and no options were granted in the year under the plan. The latest date that any options may be exercised under the three-year plan is February 29, 2008 and under the five-year plan is February 28, 2010.

US Employee Stock Purchase Plan
      The US Employee Stock Purchase Plan will allow eligible employees resident in the United States an opportunity to acquire Company American Depositary Shares (“ADS”s) on advantageous terms. The plan, when operational, will comply with Section 423 of the US Internal Revenue Code of 1986. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during 2005 or 2006 and at December 31, 2006 no options had been granted under the plan.

Former Six Continents Share Schemes
      Under the terms of the Separation in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG shares. As a result of this exchange, 23,195,482 shares were put under option at prices ranging from 308.48 pence to 593.29 pence. The exchanged options were immediately exercisable and are not subject to performance conditions. During 2006, 3,678,239 (2005 4,138,482,) such options were exercised, leaving a total of 4,055,674 (2005 7,909,002; 2004 12,568,562) such options outstanding at prices ranging from 308.48 pence to 593.29 pence for 2005 and 2006. The latest date that any options may be exercised is October 2012.
      Under IFRS the Company recognized a cost of £18 million (2005 £17 million, 2004 £12 million) related to equity settled share-based payment transactions during the year. Under US GAAP, the Company recognized a cost of £57 million (2005 £17 million, 2004 £12 million).

      The aggregate consideration in respect of ordinary shares issued under option schemes during the year was £20 million (2005 £10 million, 2004 £16 million).
      The Company has a policy of repurchasing shares on the open market to satisfy share option exercises. The aim of the policy is to maintain a shareholding of approximately three million shares. All share option exercises are issued from the employee share trust.
      The following table sets forth awards and options granted during 2006. No awards were granted under the Executive Share Option Plan, Sharesave Plan or US Employee Stock Purchase Plan during the year.

	Short Term Deferred	Performance Restricted
	Incentive Plan	Share Plan

Number of shares awarded in 2006	569,293	4,277,550
      In 2006, 2005 and 2004, the Company used separate option pricing models and assumptions for each plan. The following tables set forth information about how the fair value of each option is calculated:

	Short Term Deferred	Performance Restricted
2006	Incentive Plan(iii)	Share Plan

Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial
Weighted average share price	831.0p	946.0p
Expected dividend yield		2.32%
Risk-free interest rate		4.9%
Volatility(i)		20%
Term (years)(ii)	2.0	3.0

	Short Term Deferred	Performance Restricted	Executive Share
2005	Incentive Plan(iii)	Share Plan	Option Plan

Valuation model	Binomial	Monte Carlo	Binomial
		Simulation and
		Binomial
Weighted average share price	652.8p	702.0p	627.0p
Exercise price			620.0p
Expected dividend yield	2.73%	3.18%	3.62%
Risk-free interest rate		4.10%	4.69%
Volatility(i)		23%	28%
Term (years)(ii)	2.0	3.0	6.5

	Short Term Deferred	Performance Restricted	Executive Share
2004	Incentive Plan(iii)	Share Plan	Option Plan

Valuation model	Binomial	Monte Carlo	Binomial
		Simulation and
		Binomial
Weighted average share price	498.0p	550.0p	494.0p
Exercise price			494.0p
Expected dividend yield	3.74%	3.49%	3.81%
Risk-free interest rate			4.73%
Volatility(i)			31.33%
Term (years)(ii)	2.8	3.0	6.5

(i)	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the option or share award.

(ii)	The expected term of the options is taken to be the mid point between vesting and lapse, as historical exercise patterns have shown this to be appropriate.

(iii)	Awards made under the STDIP are structured as ’nil cost share awards’ and expected volatility and risk free rate do not impact the fair value calculation of these awards. The employees are entitled to receive dividend equivalents over the vesting period and, therefore, the expected dividend yield assumption is not required.
     Movements in the awards and options outstanding under the schemes for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 are as follows:

	Short Term Deferred		Performance Restricted
	Incentive Plan		Share Plan

	Number of shares		Number of shares
	(thousands)
Outstanding at January 1, 2004	107		5,445
Granted	231		2,665
Vested	(47)		—
Lapsed or canceled	(50)		(375)

Outstanding at December 31, 2004	241		7,735
Granted	625		5,174
Vested	(32)		(1,278)
Lapsed or canceled	(5)		(997)

Outstanding at December 31, 2005	829		10,634
Granted	569		4,277
Vested	(328)		(1,395)
Lapsed or canceled	(69)		(2,191)

Outstanding at December 31, 2006	1,001		11,325

Fair value of awards granted during the period
At December 31, 2006	894.5	p	287.0	p
At December 31, 2005	649.1	p	117.0	p
At December 31, 2004	448.3	p	125.1	p

Weighted average remaining contract life (years)
At December 31, 2006	1.0		1.3
At December 31, 2005	1.1		1.2
At December 31, 2004	1.7		1.0
      The above awards do not vest until the performance conditions have been met.

	Sharesave Plan				Executive Share Option Plan

			Weighted	Aggregate				Weighted	Aggregate
	Number of	Range of	average	intrinsic	Number of		Range of	average	intrinsic
	shares	option prices	option price	value	shares		option prices	option price	value

	thousands	pence	pence	£ million	thousands		pence	pence	£ million
Options outstanding at January 1, 2004	1,373	420.5	420.5		27,220		295.3-593.3	424.9
Granted	—	—	—		6,951		494.2	494.2
Exercised	—	—	—		(7,430)		295.3-593.3	408.2
Lapsed or canceled	(111)	420.5	420.5		—		—	—

Options outstanding at December 31, 2004	1,262	420.5	420.5	0.3	26,741		308.5-593.3	447.6	5.3
Granted	—	—	—		2,105		619.8	619.8
Exercised	(118)	420.5	420.5		(4,138)		308.5-593.3	429.1
Lapsed or canceled	(280)	420.5	420.5		(2,089)		345.6-619.8	465.3

Options outstanding at December 31, 2005	864	420.5	420.5	0.4	22,619		308.5-619.8	465.4	8.5
Exercised	(389)	420.5	420.5		(8,365)		308.5-619.8	438.7
Lapsed or canceled	(310)	420.5	420.5		(175)		345.6-619.8	404.6

Options outstanding at December 31, 2006	165	420.5	420.5	0.1	14,079		308.5-619.8	482.2	11.0

Options exercisable
At December 31, 2006	—	—	—	—	6,002		308.5-619.8	430.2	5.0
At December 31, 2005	—	—	—	—	8,710		308.5-619.8	434.3	3.5
At December 31, 2004	—	—	—	—	12,569		308.5-593.3	426.4	1.7
Fair value of options granted during the period
At December 31, 2005	—				164.0	p
At December 31, 2004	—				136.0	p
Weighted average remaining contract life (years)

	Sharesave Plan		Executive Share Option Plan

	Outstanding	Exercisable	Outstanding	Exercisable

At December 31, 2006	0.8	—	6.4	5.1
At December 31, 2005	1.9	—	6.9	5.2
At December 31, 2004	2.8	—	7.3	4.6
      Included within the options outstanding of the Executive Share Option Plan are options over 4,055,674 (2005 7,909,002; 2004 12,568,562) shares that have not been recognized in accordance with IFRS 2 as the options were granted on or before November 7, 2002. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.
      The weighted average share price at the date of exercise for share options vested during the year was 969.4 pence. The closing share price on December 29, 2006 was 1,262.0 pence and the range during the year was 806.7 pence to 1,265.0 pence per share.

      Summarized information about options outstanding at December 31, 2006 under the share option schemes is as follows:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding	contract life	option price	exercisable	option price

	thousands	years	pence	thousands	pence
Range of exercise prices (pence)
Sharesave Plan
420.5	165	0.8	420.5	—	—

Executive Share Option Plan
308.5 to 353.8	735	3.5	343.3	734	343.3
353.9 to 498.0	11,396	6.5	468.1	5,033	436.2
498.1 to 619.8	1,948	7.5	616.8	235	595.0

	14,079	6.4	482.2	6,002	430.2

	For the year ended
	December 31,

	2006	2005

	(£ million)
Intrinsic value of options exercised in the year
Short term deferred incentive plan	5.6	0.2
Performance restricted share plan	7.2	4.8
Sharesave plan	1.9	0.3
Executive share option plan	17.8	8.0

	32.5	13.3

Fair value of shares vested during the year
Short term deferred incentive plan	1.7	0.2
Performance restricted share plan	6.2	—
Sharesave plan	—	—
Executive share option plan	9.3	—

	17.2	0.2

      As of December 31, 2006, there was £29.8 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2 years.
      Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2006, 2005 and 2004, was £18.9 million, £11.7 million, and £15.2 million respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled £12.6 million, £20.7 million and £50.0 million respectively, for the years ended December 31, 2006, 2005 and 2004.

Note 24 — Provisions

	Hotels	Onerous
	reorganization(a)	contracts(b)	Total

	(£ million)
At January 1, 2005
Current	4	1	5
Non-current	4	2	6

	8	3	11
Income statement	—	(1)	(1)
Expenditure	(4)	—	(4)

At December 31, 2005 — all current	4	2	6
Income statement	(2)	—	(2)
Expenditure	(2)	(2)	(4)

At December 31, 2006	—	—	—

(a)	Relates to the Hotels reorganization charged to the non-operating special item in 2003.

(b)	Primarily relates to onerous fixed lease contracts acquired with the InterContinental hotels business.
Note 25 — Deferred tax payable

						Other
	Property,	Deferred				short-term
	plant and	gains on		Employee	Intangible	temporary
	equipment	loan notes	Losses	benefits	assets	differences*	Total

	(£ million)
At January 1, 2004	519	123	(37)	(42)	(37)	(49)	477
Disposals	(5)	—	—	—	—	—	(5)
Income statement	(17)	—	(77)	17	5	(5)	(77)
Statement of recognized income and expense	—	—	—	(14)	—	—	(14)
Exchange and other adjustments	(5)	(1)	1	—	2	4	1

At December 31, 2004	492	122	(113)	(39)	(30)	(50)	382
Disposals	(150)	—	—	34	—	3	(113)
Income statement	(87)	—	(11)	(5)	32	56	(15)
Statement of recognized income and expense	—	—	—	(5)	—	(2)	(7)
Exchange and other adjustments	1	—	1	(1)	(3)	(1)	(3)

At December 31, 2005	256	122	(123)	(16)	(1)	6	244
Disposals	(126)	—	2	—	—	7	(117)
Income statement	(2)	(26)	31	(1)	16	(32)	(14)
Statement of recognized income and expense	—	—	—	1	—	(27)	(26)
Acquisition of subsidiary (note 31)	—	—	—	—	1	—	1
Exchange and other adjustments	(9)	(4)	1	2	1	2	(7)

At December 31, 2006	119	92	(89)	(14)	17	(44)	81

*	Other short-term temporary differences relate primarily to provisions and accruals and share-based payments.

	At December 31,

	2006	2005	2004

	(£ million)
Analyzed as:
Deferred tax payable	79	210	234
Liabilities classified as held for sale	2	34	148

At December 31	81	244	382

      The deferred tax asset of £89 million (2005 £123 million; 2004 £113 million) recognized in respect of losses includes £64 million (2005 £89 million; 2004 £89 million) of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and £25 million (2005 £34 million; 2004 £24 million) in respect of revenue tax losses. Revenue losses include £1 million (2005 £nil; 2004 £nil) in respect of losses which arose during a period of hotel refurbishment and which are expected to be utilized against future operating profit.
      Tax losses with a value of £192 million (2005 £282 million; 2004 £305 million), including capital losses with a value of £87 million (2005 £93 million; 2004 £98 million), have not been recognized as the realization of a benefit from use of these losses is uncertain or not currently anticipated. These losses may be carried forward indefinitely with the exception of £1 million (2005 £nil; 2004 £nil) which expires after seven years and £1 million (2005 £nil; 2004 £nil) which expires after 15 years.
      Deferred tax assets of £6 million (2005 £19 million; 2004 £4 million) in respect of share-based payments, £7 million (2005 £7 million; 2004 £10 million) in respect of employee benefits and £17 million (2005 £11 million; 2004 £nil) in respect of other items have not been recognized as the timing of their realization and consequent use is uncertain or not currently anticipated and, in part, is dependent upon the outcome of European Union (“EU”) case law. Other items include £7 million (2005 £nil; 2004 £nil) which expire after nine years.
      At December 31, 2006 the Company has not provided deferred tax in relation to temporary differences associated with undistributed earnings of subsidiaries. Quantifying the temporary differences is not practical. However, based on current enacted law and on the basis that the Company is in a position to control the timing and manner of realization of these temporary differences, no material additional tax liabilities are expected to arise.
Note 26 — Minority equity interest

	Year ended December 31,

	2006	2005	2004

	(£ million)
At January, 1	20	117	139
Total recognized income and expense in the year	—	15	17
Dividends paid to minority interests	(1)	(177)	(26)
Disposal of hotels (Note 11)	(13)	—	(11)
Disposal of Soft Drinks business (Note 11)	—	66	—
Acquisition of subsidiary (Note 31)	3	—	—
Exchange and other adjustments	(1)	(1)	(2)

At December, 31	8	20	117

Note 27 — Operating leases
      During the year ended December 31, 2006, £39 million (2005 £62 million; 2004 £67 million) was recognized as an expense in the income statement in respect of operating leases.

      Total commitments under non-cancelable operating leases are as follows:

	At December 31,	At December 31,	At December 31,
	2006	2005	2004

	(£ million)
Due within one year	27	36	55
One to two years	21	31	51
Two to three years	19	25	47
Three to four years	14	19	38
Four to five years	9	14	31
More than five years	100	149	884

	190	274	1,106

      The average remaining term of these leases, which generally contain renewal options, is approximately 18 years. No material restrictions or guarantees exist in the Company’s lease obligations.
Note 28 — Capital commitments

	At December 31,	At December 31,	At December 31,
	2006	2005	2004

	(£ million)
Contracts placed for expenditure on property, plant and equipment not provided for in the financial statements	24	76	53

Note 29 — Contingencies
      Contingent liabilities not provided for in the financial statements relate to:

	At December 31,	At December 31,	At December 31,
	2006	2005	2004

	(£ million)
Guarantees	11	20	9

      In limited cases, the Company may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £142 million (2005 £134 million; 2004 £115 million). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Company.
      As of December 31, 2006, the Company had outstanding letters of credit of £31 million (2005 £18 million) mainly relating to self-insurance programs.
      The Company may guarantee loans made to facilitate third-party ownership of hotels in which the Company has an equity interest and also a management contract. As of December 31, 2006, the Company was a guarantor of loans which could amount to a maximum of £13 million (2005 £15 million).
      The Company has given warranties in respect of the disposal of certain of its former subsidiaries and hotels. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Company.

Note 30 — Related party disclosures
      Key management personnel comprises the Board and Executive Committee.

	Year ended December 31,

	2006	2005	2004

	(£ million)
Total compensation of key management personnel
Short-term employment benefits	9.5	6.5	5.5
Post-employment benefits	0.5	0.2	0.2
Termination benefits	—	0.8	0.8
Equity compensation benefits	7.9	6.9	4.1

	17.9	14.4	10.6

      There were no transactions with key management personnel during the years ended December 31, 2006, 2005 or 2004.
Note 31 — Acquisition of subsidiary
      On December 1, 2006, the Company acquired a 75% interest in ANA Hotels & Resorts Co., Ltd (subsequently renamed IHG ANA Hotels Group Japan LLC), a hotel management company based in Japan.

	Carrying
	values	Fair
	pre-acquisition	value

	(£ million)
Intangible assets	1	8
Current assets (excluding cash and cash equivalents)	4	4
Cash and cash equivalents	4	4
Trade and other payables	(3)	(3)
Current tax payable	(1)	(1)
Deferred tax payable	—	(1)

	5	11

Minority interest		(3)

Net assets acquired		8
Goodwill on acquisition		2

Consideration, satisfied in cash (including costs of £2 million)		10
Cash and cash equivalents acquired		(4)

Net cash outflow		6

      Management contracts acquired have been recognized as intangible assets at their fair value. The residual excess over the net assets acquired is recognized as goodwill.
      The operating profit of the joint venture from the date of acquisition to the balance sheet date was not material to the Company’s results. If the acquisition had occurred on January 1, 2006, Company revenue would have been £16 million higher and operating profit would have been £2 million higher.

Note 32 —	Differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles
      From January 1, 2005, as required by the European Union’s IAS Regulation, the Company has prepared its Annual Report and Form 20-F in accordance with IFRS as adopted by the European Union (“EU”), which differ in certain respects from US generally accepted accounting principles (“US GAAP”). These differences relate principally to the following items, and the effect of each of the adjustments to profit for the financial year and net equity that would be required to reconcile to US GAAP is set out below.
      IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.
      This US GAAP information provides a reconciliation between profit available for IHG equityholders under IFRS and net income under US GAAP and between IHG shareholders’ equity under IFRS and IHG shareholders’ equity under US GAAP, respectively.
      Under US GAAP, the Company has adopted two new accounting standards during the year: FAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132R” and FAS No. 123(R) “Share-Based Payment”. The impact of adopting these standards is described below.

Classification of borrowings
      Under US GAAP, the amounts shown as repayable after one year for unsecured bank loans drawn under or supported by bank facilities with maturities of up to five years and amounting to £206 million (2005 £374 million) would be classified as current liabilities since the drawings on the facilities are repayable within one year.

Pensions and other postretirement benefits
      Under IFRS, the amount charged to the income statement comprises the current service cost, the interest cost of the plan liabilities and the expected return on assets for the period. Any amounts arising from changes in actuarial assumptions and differences between expected and actual return on plan assets are recognized in the Group statement of recognized income and expense. Under US GAAP, a corridor approach to the recognition of actuarial gains and losses is applied, such that only actuarial gains and losses in excess of 10% of the greater of plan assets or obligations is recognized in the income statement and spread over the maximum period of the employees’ remaining service period.
      Under IFRS, any surplus or deficit in the fair value of plan assets over the present value of the benefit obligation is recorded as an asset or liability in the Company’s balance sheet. Under US GAAP, the Company has adopted FAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132R” (“FAS 158”) effective December 31, 2006. FAS 158 requires the recognition of the over-funded and under-funded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and the recognition of changes in that funded status in the year in which the changes occur through other comprehensive income. The funded status of a benefit plan is measured as the difference between the fair value of the plan assets and the projected benefit obligation. FAS 158 also requires an employer to measure its defined benefit plan assets and obligations as of the date of the employers’ fiscal year end. Further information on the impact of adopting FAS 158 is given on page F-83. Following the adoption of FAS 158, there is now no difference between the amounts recognized in the balance sheet under IFRS and US GAAP.
      Prior to the adoption of FAS 158, the accumulated benefit obligations of the benefit plans exceeded the fair value of the plans’ assets. Under these circumstances, US GAAP required the recognition of the difference as a balance sheet liability and the elimination of any amounts previously recognized as a prepaid pension cost. An equal amount, but not exceeding the amount of unrecognized past service cost, was recognized as an intangible asset with the offsetting balance reported in other comprehensive income as a minimum pension liability adjustment.

Intangible assets
      Under IFRS, goodwill arising on acquisitions prior to October 1, 1998 was eliminated against equity. From October 1, 1998 to December 31, 2003 acquired goodwill was capitalized and amortized over a period not exceeding 20 years. Since January 1, 2004 goodwill has continued to be capitalized but is no longer amortized; instead it is subject to annual impairment testing.
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

Property, plant and equipment
      Under IFRS, the deemed cost at transition from UK GAAP on January 1, 2004 included prior year revaluations. Under US GAAP, property, plant and equipment are carried at historic cost less accumulated depreciation and impairment losses.
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
      Under IFRS the Company recognizes a profit on disposal of property, plant and equipment provided substantially all the risks and rewards of ownership have transferred. For the purposes of US GAAP, the Company accounts for sales of real estate in accordance with FAS 66 “Accounting for Sales of Real Estate”. If there is significant continuing involvement with the property, any gain on sale is deferred and is recognized over the life of the long-term management contract retained on the property.
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
     Share-based Compensation
      Under IFRS, the Company’s employee share-based awards are all equity settled and the Company does not recognize a liability within the balance sheet for such arrangements. The IFRS income statement charge is based upon the grant date fair value of the share awards.
      Under US GAAP, prior to January 1, 2006, the Company applied FAS No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”) when accounting for its share-based awards. As applied to the Company there was no difference in the treatment of employee share arrangements between IFRS 2 and FAS 123.
      The Company has adopted FAS 123(R) “Share-Based Payment” (“FAS 123(R)”) effective January 1, 2006. FAS 123(R) revises FAS 123 in a number of respects. Upon adoption of FAS 123(R), for awards which are classified as liability awards (see below), the Company is required to reclassify the FAS 123 historical compensation cost from equity to a balance sheet liability and to recognize the difference between this and the fair value of the liability through the income statement. The resultant cumulative effect of change in accounting principle has reduced net income for 2006 by £19 million (net of a £9 million tax benefit).
      As is common practice in the UK, certain of the Company’s employee share option plans contain inflation indexed earnings growth performance conditions. FAS 123(R) requires such plans to be accounted for under the liability method; under IFRS 2, they are accounted for as equity settled share awards. Under the liability method, in addition to recognizing a balance sheet liability, the income statement charge is based on the remeasurement of the fair value of each award at each reporting date until vesting whereas under IFRS the charge is calculated by reference to the grant date fair value.
      For awards which are classified as equity awards, the cost is recognized from the grant date under FAS 123(R) and from the date of the commencement of the period over which any performance conditions are fulfilled under IFRS 2. Under both FAS 123(R) and IFRS 2 the cost is recognized until the date on which the relevant employees become fully entitled to the award.
      The adoption of FAS 123(R) in 2006 has resulted in the recognition of incremental share-based compensation costs in 2006 of £39 million, a reduction in net income of £26 million (net of tax benefits of £13 million) and a reduction of both basic and diluted earnings per share from continuing operations of 6.7 pence and 6.5 pence respectively.
      Under IFRS, the National Insurance liability payable on gains made by employees on the exercise of share options is accrued during the performance period of the share scheme, calculated using the market price of the Company’s Shares at the balance sheet date. Under US GAAP, an accrual is only be recorded when the shares options are exercised and a liability exists.

Deferred tax
      Under IFRS, the Company provides for deferred tax in respect of temporary differences between the tax base and carrying value of assets and liabilities including accelerated capital allowances, unrelieved tax losses, unremitted profits from overseas where the Company does not control remittance, gains rolled over into the replacement assets, gains on previously revalued properties and other short-term temporary differences. Under US GAAP, deferred tax is computed on temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years. Deferred tax assets under IFRS are recognized to the extent that it is regarded as probable that the deductible temporary differences can be realized. Under US GAAP deferred tax assets are recognized in full and a valuation allowance is made to the extent that it is not more likely than not that they will be realized.
      Under IFRS, a deductible temporary difference arises in respect of estimated future tax deductions on share-based payments based upon the share price at the balance sheet date. Any excess of the asset recognized over the cumulative compensation expense recorded in the income statement multiplied by the statutory tax rate is recorded directly in equity. Under US GAAP, a deferred tax asset in respect of future deductible amounts is calculated only to the extent of the cumulative compensation expense recorded to date in the income statement in accordance with FAS 123(R). Where actual tax deductions received upon exercise exceed the amount of any deferred tax asset the excess is recorded in equity. Where actual tax deductions are less than the deferred tax asset, the write-down of the asset is recorded against equity to the extent of previous tax benefits recorded in this account with any remainder recorded in the income statement. The pool of tax benefits as at January 1, 2006 has been calculated using the ‘short-cut’ method option available under FSP FAS 123(R)-3.

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

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Profit available for IHG equity holders in accordance with IFRS	405	496	383
Adjustments:
Amortization of intangible assets	1	(1)	(3)
Impairment of property, plant and equipment	3	(17)	30
Disposal of property, plant and equipment	35	(107)	5
Depreciation of property, plant and equipment	(20)	(31)	(20)
Deferred revenue	14	15	5
Gain on held for sale equity investment	27	—	(28)
Pension costs	(6)	(20)	(9)
Staff costs	(30)	(1)	2
Change in fair value of derivatives(i)	(2)	6	52
Provisions	(2)	(3)	(5)
Impairment of investment in associates	(2)	—	—
Current and deferred tax:
on above adjustments	13	16	4
methodology	69	(2)	(79)

	100	(145)	(46)
Minority share of above adjustments	—	4	3

	100	(141)	(43)

Net income in accordance with US GAAP before cumulative effect of change in accounting principle	505	355	340
Cumulative effect of change in accounting principle, net of tax	(19)	—	—

Net income in accordance with US GAAP	486	355	340

See page F-75 for footnotes.

      The condensed consolidated income statement presented below reflects the adjustments to attributable profit for the year.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2006		2005		2004

	(£ million, except per ADS amounts)
Net sales	1,362		1,521		1,606
Operating and administrative expenses	(1,124)		(1,323)		(1,374)
Financial income and financial expenses	(11)		(24)		(33)

Income before income tax expense and minority interest	227		174		199
Income tax credit/(expense)	111		(56)		79
Gain/(loss) on disposal of assets, net of tax(iv)	167		(14)		3
Minority interest	—		—		(24)

Income from continuing operations before cumulative effect of change in accounting principle	505		104		257
Cumulative effect of change in accounting principle, net of tax(v)	(19)		—		—
Discontinued operations:
Result for period, net of tax(vi)	—		41		62
Surplus on disposal, net of tax(vii)	—		210		21

Net income	486		355		340

Per ordinary share and American Depositary Share
Basic(ii)
Continuing operations	129.8	p	20.0	p	36.2	p
Cumulative effect of change in accounting principle	(4.9	)p	—		—
Discontinued operations	—		48.2	p	11.7	p

Net income	124.9	p	68.2	p	47.9	p

Diluted(iii)
Continuing operations	127.2	p	19.5	p	35.7	p
Cumulative effect of change in accounting principle	(4.8	)p	—		—
Discontinued operations	—		47.1	p	11.5	p

Net income	122.4	p	66.6	p	47.2	p

(i)	Comprises net gains in the fair value of derivatives that do not qualify for hedge accounting of £nil (2005 £6 million, 2004 £50 million) and net losses reclassified from other comprehensive income of £2 million (2005 £nil, 2004 £2 million gain).

(ii)	Calculated by dividing net income in accordance with US GAAP by 389 million (2005 521 million, 2004 710 million) shares, being the weighted average number of ordinary shares in issue during the period. Each American Depositary Share represents one ordinary share.

(iii)	Calculated by adjusting basic net income in accordance with US GAAP to reflect both the future compensation on share-based payments and the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 397 million (2005 533 million, 2004 720 million).

(iv)	Tax credit for the year ended December 31, 2006 of £6 million (2005 £3 million charge, 2004 £2 million credit).

(v)	Arises on the adoption of FAS 123(R) “Share-Based Payment”. Charge of £28 million, net of £9 million tax credit.

(vi)	Tax charge for the year ended December 31, 2006 of £nil (2005 £17 million, 2004 £29 million). Financial expenses for the year ended December 31, 2006 of £nil (2005 £9 million, 2004 £1 million).

(vii)	Tax charge for the year ended December 31, 2006 of £nil (2005 £28 million charge, 2004 £3 million credit).

Comprehensive Income
      Comprehensive Income under US GAAP is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Net income in accordance with US GAAP	486	355	340
Other comprehensive income:
Transfer to Britvic of minimum pension liability on December 14, 2005, net of tax of £21 million	—	49	—
Minimum pension liability, net of tax charge of £1 million (2005 £20 million credit, 2004 £1 million charge)	6	(48)	8
Change in valuation of marketable securities, net of tax credit of £7 million (2005 £6 million charge, 2004 £3 million charge)	(32)	9	29
Change in fair value of derivatives, net of tax credit of £nil (2005 £2 million credit, 2004 £nil)	3	(4)	(2)
Currency translation differences	(157)	(132)	83

	(180)	(126)	118

Comprehensive income in accordance with US GAAP	306	229	458

      Movements in Accumulated Other Comprehensive Income amounts (net of related tax) are as follows:

	Defined benefit
	pension plans
			Change in	Derivative
	Minimum		valuation of	financial	Currency
	pension	FAS 158	marketable	instruments	translation
	liability	adoption	securities	gains/(losses)	differences	Total

	(£ million)
At January 1, 2004	(72)	—	2	4	10	(56)
Movement in the year	8	—	29	(2)	83	118

At December 31, 2004	(64)	—	31	2	93	62
Movement in the year	1	—	9	(4)	(149)	(143)

At December 31, 2005	(63)	—	40	(2)	(56)	(81)
Movement in the year	6	—	(32)	3	(164)	(187)
Adjustment to initially apply FAS 158, net of tax	57	(79)	—	—	5	(17)

At December 31, 2006	—	(79)	8	1	(215)	(285)

      Of the £164 million (2005 £149 million) currency translation movement in the year ended December 31, 2006, £7 million (2005 £17 million) has been recorded in net income in accordance with US GAAP.

Shareholders’ equity in accordance with US GAAP
      The significant adjustments required to convert IHG shareholders’ equity in accordance with IFRS to IHG shareholders’ equity in accordance with US GAAP are:

	At	At
	December 31,	December 31,
	2006	2005

	(£ million)
IHG shareholders’ equity in accordance with IFRS	678	1,084

Adjustments:
Intangible assets:
Cost: goodwill	703	761
other intangible assets	502	655
Accumulated amortization	(244)	(260)

	961	1,156
Intangible asset — minimum pension liability	—	1

	961	1,157
Property, plant and equipment:
Cost	354	327
Assets classified as held for sale	—	21
Accumulated depreciation	(23)	(19)

	331	329
Investment in associates	9	—
Other financial assets	(28)	(14)
Non-current assets classified as held for sale	(7)	(21)
Current assets:
Other receivables	44	31
Current liabilities:
Deferred income on property transactions	(13)	(15)
Other payables	16	8
Non-current liabilities:
Deferred income on property transactions	(260)	(309)
Other payables	(98)	(41)
Provisions	—	4
Accrued pension liability	—	15
Deferred tax payable:
on above adjustments	(133)	(204)
methodology	(4)	(10)
Liabilities held for sale	—	1

	818	931
Minority share of above adjustments	2	—

	820	931

IHG shareholders’ equity in accordance with US GAAP	1,498	2,015

Additional information required by US GAAP in respect of earnings per share
      The following table sets forth the computation of basic and diluted earnings per share from continuing operations under US GAAP:

	Year ended		Year ended	Year ended
	December 31,		December 31,	December 31,
	2006		2005	2004

	(£ million, except per ADS amounts)
Numerator:
For basic and diluted earnings per ordinary share and ADS
Before cumulative effect of change in accounting principle	505		104	257
Cumulative effect of change in accounting principle, net of tax	(19)		—	—

After cumulative effect of change in accounting principle	486		104	257

Denominator:
Denominator for basic earnings per ordinary share and ADS	389		521	710
Effect of dilutive securities:
Employee options and restricted stock awards	8		12	10

Denominator for diluted earnings per ordinary share and ADS	397		533	720

Basic earnings per ordinary share and ADS from continuing operations:
Before cumulative effect of change in accounting principle	129.8p		20.0p	36.2p

Cumulative effect of change in accounting principle	(4.9	)p	—	—

After cumulative effect of change in accounting principle	124.9p		20.0p	36.2p

Diluted earnings per ordinary share and ADS from continuing operations:
Before cumulative effect of change in accounting principle	127.2p		19.5p	35.7p

Cumulative effect of change in accounting principle	(4.8	)p	—	—

After cumulative effect in change in accounting principle	122.4p		19.5p	35.7p

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
      The categories of cash flow activity under US GAAP can be summarized as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Cash inflow from operating activities	230	302	444
Cash inflow/(outflow) on investing activities	620	1,863	(151)
Cash outflow from financing activities	(1,002)	(1,906)	(631)

(Decrease)/increase in cash and cash equivalents	(152)	259	(338)
Effect of foreign exchange rate changes	7	(7)	(1)
Cash and cash equivalents
At start of the fiscal year	324	72	411

At end of the fiscal year	179	324	72

Additional information required by US GAAP in respect of the Group’s principal pension plans
      The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	UK pension benefits			US pension benefits			US postretirement benefits

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006	2005	2004	2006	2005	2004

	(£ million)
Service cost	5	20	17	—	—	—	—	—	—
Interest cost	13	30	26	5	5	5	1	1	1
Expected return on plan assets	(14)	(33)	(25)	(4)	(4)	(4)	—	—	—
Net amortization and deferral	4	5	7	2	—	—	—	—	—
Recognized net actuarial gain	—	—	—	—	2	2	—	—	—

Net periodic pension cost	8	22	25	3	3	3	1	1	1

      The major assumptions used in computing the pension expense were:

	UK pension benefits			US pension benefits			US postretirement benefits

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Expected long-term rate of return on plan assets	6.10%	5.80%	6.90%	8.00%	8.00%	8.00%	—	—	—
Discount rate	5.00%	4.70%	5.30%	5.80%	5.50%	5.75%	5.80%	5.50%	5.75%
Expected long-term rate of earnings increases	4.60%	4.30%	4.30%	3.50%	3.50%	3.50%	4.00%	4.00%	4.00%
      The assumed discount rates were determined by reference to published long-term bond indices at a maturity appropriate to the anticipated timing of expected benefit payments.
      The plans’ expected return on assets is based on the Company’s expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.
      The assumed health care cost trends rates for medical and dental plans at December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004

Health care cost trend rate assumed for next year	10.0%	9.0%	9.5%
Rate that the cost trend rate gradually declines to	5.0%	4.5%	4.5%
Year that rate reaches the assumed ultimate rate	2017	2015	2014
      A one-percentage point increase/(decrease) in assumed health care costs trend rate would increase/ (decrease) the accumulated post employment benefit obligations as of December 31, 2006, 2005 and 2004, by £1 million, and would increase/(decrease) the total of the service and interest cost components of net post-employment health care cost for the period then ended by approximately £nil million.
      The following table sets forth movements in the projected benefit obligation and fair value of plan assets.

	UK pensions benefits		US pensions benefits		US postretirement benefits

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Change in benefit obligation	2006	2005	2006	2005	2006	2005

	(£ million)
Benefit obligation at beginning of year	275	600	102	89	12	11
Service cost	5	20	—	—	—	—
Members contributions	1	2	—	—	—	—
Interest expense	13	30	5	5	1	1
Benefits paid	(7)	(11)	(6)	(6)	(1)	(1)
Curtailments	—	(7)	—	—	—	—
Actuarial loss arising in the year	12	67	—	3	(1)	—
Separation of Britvic	—	(426)	—	—	—	—
Exchange and other	(1)	—	(12)	11	(1)	1

Benefit obligation at end of year	298	275	89	102	10	12

Accumulated benefit obligation (all vested)	284	264	88	100	—	—

	UK pensions benefits		US pensions benefits		US postretirement benefits

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Changes in plan assets	2006	2005	2006	2005	2006	2005

	(£ million)
Fair value of plan assets at beginning of year	251	472	61	55	—	—
Contributions payable	4	46	2	2	1	1
Members contributions	1	2	—	—	—	—
Benefits paid	(7)	(11)	(6)	(6)	(1)	(1)
Actual return on assets	21	77	6	3	—	—
Separation of Britvic	—	(335)	—	—	—	—
Exchange	(1)	—	(7)	7	—	—

Fair value of plan assets at end of year	269	251	56	61	—	—

	UK pensions benefits		US pensions benefits		US postretirement benefits

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Net amounts recognized	2006	2005	2006	2005	2006	2005

	(£ million)
Fair value of plan assets	269	251	56	61	—	—
Projected benefit obligation	(298)	(275)	(89)	(102)	(10)	(12)

Funded status	(29)	(24)	(33)	(41)	(10)	(12)

Unrecognized prior service cost		1		—		—
Unrecognized net actuarial loss		76		27		3

Net amount recognized		53		(14)		(9)

Amounts recognized in the balance sheet consist of:
Accrued pension cost	(29)	(13)	(33)	(39)	(10)	(9)

Intangible asset		1		—		—
Other Comprehensive Income (before tax)		65		25		—

Net amount recognized		53		(14)		(9)

Amounts recognized in Accumulated Other Comprehensive Income consist of:
Net actuarial loss	(77)		(20)		(2)
Deferred tax	20		—		—

	(57)		(20)		(2)

      The amount in Accumulated Other Comprehensive Income that is expected to be recognized as a component of the net periodic benefit cost for fiscal 2007 is £6 million, before tax, comprising £4 million in respect of the UK pension plans and £2 million in respect of the US pension plans.
      The following table summarizes the impact of the initial adoption of FAS 158 as at December 31, 2006.

	December 31, 2006

	Before		After
	FAS 158	FAS 158	FAS 158
	adjustments	adjustments	adjustments

	(£ million)
Deferred tax liability	(217)	1	(218)
Accrued pension liability	(54)	(18)	(72)
Accumulated Other Comprehensive Income, net of tax	(62)	(17)	(79)
Total shareholders’ equity	1,515	(17)	1,498
      The following pension benefit payments are expected to be paid:

	UK	US	US
	pensions	pensions	postretirement
	benefits	benefits	benefits

	(£ million)
2007	4.0	5.5	0.5
2008	4.1	5.6	0.5
2009	4.2	5.7	0.5
2010	4.3	5.8	0.6
2011	4.4	5.9	0.6
2012-2016	23.5	31.6	3.3

Additional information required by US GAAP in respect of accounting for the impairment of property, plant and equipment and assets held for sale.
      A summary of the impairment charges that have been recognized under US GAAP is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Assets to be disposed of	—	—	—
Assets to be held and used	—	24	18

Total	—	24	18

Disclosed as:
Impairment charges recognized under IFRS:
(Credit)/charge for the year under IFRS	(3)	7	48
Adjustment to impairment recognized under US GAAP	3	17	(30)

	—	24	18

Charged against:
Intangible assets — goodwill	—	—	—
Property, plant and equipment	—	24	18

	—	24	18

      Under IFRS, in the year ended December 31, 2006, assets held for sale have been written down by £3 million to reflect a reduction in the carrying amount of a specific property to fair value less costs to sell as determined by an independent property valuation. Under US GAAP, the impairment was reversed as the book value of the property is lower under US GAAP.
      Under US GAAP, the additional impairment charge of £17 million recognized in 2005 relates to a specific property that historically was not subject to an impairment charge under US GAAP. In 2004, with the exception of the impairment charge of £18 million in respect of short leasehold properties, the IFRS impairment charge was reversed.
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

Additional information required by US GAAP in respect of accounting for deferred gains
      For US GAAP, the Company accounts for sales of real estate in accordance with FAS 66 “Accounting for Sales of Real Estate”. If there is significant continuing involvement with the property, any gain on sale is deferred and is recognized over the life of the continuing involvement, normally a long-term management contract retained on the property. The deferral of gains on such sales totaled £nil in 2006, £5 million in 2005 and £nil in 2004.

Additional information required by US GAAP in respect of accounting for intangible assets subject to amortization
      Intangible assets subject to amortization consist of:

	December 31, 2006			December 31, 2005

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

(£ million)
Management & franchise contracts	88	(38)	50	96	(42)	54

      The estimated aggregate amortization expense for each of the next five years is £7 million. The weighted average remaining life of intangible assets subject to amortization is 7 years.

Additional information required by US GAAP in respect of accounting for intangible assets not subject to amortization

	December 31,	December 31,
	2006	2005

	(£ million)
Goodwill by reporting unit:
Americas managed	111	130
Americas franchised	600	645
EMEA managed	36	38
Asia Pacific	65	66

Goodwill	812	879
Trademarks	362	462

Total	1,174	1,341

Additional information required by US GAAP in respect of taxation

Analysis of tax (credit)/charge on continuing operations in accordance with US GAAP

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(£ million)
Current taxes	(25)	59	(60)
Deferred taxes	(101)	—	7

Total	(126)	59	(53)

Reconciliation of UK statutory tax rate to US GAAP tax charge on income from continuing operations

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

	(%)
UK corporate tax standard rate	30.0	30.0	30.0
Permanent differences	2.2	11.1	3.8
Net effect of different rates of tax in overseas business	3.7	10.2	6.7
Adjustment to tax charge in respect of prior periods	(0.7)	(16.6)	(20.4)
Benefit of tax losses not previously recognized	(3.1)	(0.2)	(1.0)
Adjustments to valuation allowance	(22.0)	0.4	(1.7)
Other	(0.5)	(1.4)	(0.2)
Impact of disposals, provision releases and one-off items	(44.9)	3.0	(35.5)

Effective tax rate on continuing operations	(35.3)	36.5	(18.3)

      The tax rate in 2005 compared with 2004 has been impacted primarily by an increased proportion of non UK profits within continuing operations and increases in the valuation allowance against deferred tax assets. The tax rate in 2006 was impacted primarily by releases of provisions, gains on disposal and reduction in valuation allowances.
      The Company operates, manages and franchises hotels in a significant number of countries and consequently a wide range of matters of interpretation of tax law arise in the normal course of business. Although reliance is placed on generally available interpretations in these countries, there is no certainty that the relevant tax authorities will agree with the Company’s interpretation or that the Company’s interpretation will be upheld. Consequently it is possible that certain matters will be resolved adversely resulting in additional liabilities and cash tax settlements. The Company provides against all quantifiable tax exposures based upon best estimates and management’s judgment and total tax provisions of £231 million were held at December 31, 2006 (2005 £328 million). The wide range of potential tax issues which may arise and the related provisions include, in particular, the application of transfer pricing regulations and the allocation of costs and revenues between countries £14 million (2005 £17 million), the deduction of intra-group charges £9 million (2005 £10 million), the scope of controlled foreign company regulations £109 million (2005 £160 million), and the scope and basis of application of tax laws of particular jurisdictions (including whether taxable permanent establishments exist) £32 million (2005 £37 million).

Deferred tax in accordance with US GAAP

Deferred tax
liability

(£ million)
At January 1, 2004	721
Disposals	(5)
Exchange and other adjustments	(15)
Income statement	—
Adjustment to other intangible assets(i)	(110)

At December 31, 2004	591
Disposals	(132)
Exchange and other adjustments	27
Income statement	(29)

At December 31, 2005	457
Disposals	(92)
Exchange and other adjustments	(46)
Income statement	(101)

At December 31, 2006	218

(i)	In 2004, the adjustment to other intangible assets relates to the recognition of pre-acquisition losses in respect of which a valuation allowance had previously been made.
     The analysis of the deferred tax liability required by US GAAP is as follows:

	December 31,	December 31,
	2006	2005

	(£ million)
Deferred tax liabilities:
Excess of book value over taxation value of property, plant and equipment	138	242
Taxation effect of deferred gains	92	122
Intangible assets	127	163
Investments in associates, joint ventures and partnerships	29	41
Other temporary differences	105	96

	491	664

Deferred tax assets:
Taxation effect of losses carried forward	(167)	(123)
Taxation effect of employee benefits	(14)	(14)
Taxation effect of share based payments	(25)	(1)
Other temporary differences	(67)	(69)

	(273)	(207)

	218	457

Of which:
Current	(58)	(40)
Non-current	276	497

	218	457

      The taxation effect of losses carried forward is stated net of a valuation allowance of £114 million (2005 £282 million, 2004 £305 million). The tax effect of employee benefits and other temporary differences are stated net of valuation allowances of £7 million (2005 £3 million, 2004 £nil) and £22 million (2005 £nil, 2004 £nil), respectively.
      On release, £7 million (2005 £18 million, 2004 £16 million) of the valuation allowances would be recognized in goodwill. A reduction of £91 million (2005 increase of £1 million, 2004 reduction of £88 million) has been made to the opening valuation allowances in respect of a change in judgment regarding the realizability of deferred tax assets. These losses may be carried forward indefinitely with the exception of £1 million (2005 £nil, 2004 £nil) which expires after seven years and £1 million (2005 £nil, 2004 £nil) which expires after 15 years.
      No deferred tax is provided in respect of the unremitted earnings of overseas subsidiaries and joint ventures which the Company controls where the differences are permanent in nature. It is not practicable to determine the amounts unprovided. For those entities where unremitted earnings are not permanently reinvested, no material additional tax is expected to arise upon remittance.

Additional information required under US GAAP in respect of restructuring provisions

	Employee	Facilities	Other	IHG
	costs	costs	costs	total

	(£ million)
Balance at January 1, 2004	7	7	4	18
Expenditure	(7)	(3)	(4)	(14)

Balance at December 31, 2004	—	4	—	4
Expenditure	—	(1)	—	(1)

Balance at December 31, 2005	—	3	—	3
Expenditure	—	(3)	—	(3)

Balance at December 31, 2006	—	—	—	—

Variable Interest Entities
      FIN 46, “Consolidation of Variable Interest Entities” (“the Interpretation”), was effective for all enterprises with variable interest in variable interest entities created after January 31, 2003. FIN 46(R), which was revised in December 2003, was effective for all entities to which the provisions of FIN 46 were not applied as of December 24, 2003. The provisions of FIN 46(R) were applied to all entities subject to the Interpretation as of December 31, 2004. Under FIN 46(R), if an entity is determined to be a variable interest entity (“VIE”), it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, the “primary beneficiary”.
      The Group’s evaluation of the provisions of FIN 46 as it relates to its various forms of arrangements focuses primarily on a review of the key terms of its equity investment agreements, management contracts and franchise agreements against the criteria in FIN 46 to determine if any of these arrangements qualify as VIEs. In general, a VIE represents a structure used for business purposes that either does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. However, other contractual arrangements could qualify an entity as a VIE and designate which party to the contract is the primary beneficiary.
      The Group’s evaluation of its equity investments, management contracts and franchise agreements has identified one management contract, due to the terms of performance guarantees, and one equity investment, in which it has variable interests. For those entities in which the Group holds a variable interest, it is determined that it is not the primary beneficiary and as such is not required to consolidate the VIEs. The performance guarantee associated with the management contracts with HPT does not expose the Group to the majority of expected cash flow variability and therefore those hotels have not been consolidated. As of

December 31, 2006, the maximum exposure to loss on these contracts, consisting of future management fees and the potential obligation to fund the performance guarantee, totaled an aggregate amount of approximately £64 million over the life of the contracts. The Group also has one significant equity interest in an entity that is a VIE. In November 2003, the Group purchased a one-third share of an equity venture that owns the InterContinental Warsaw which is managed by the Group. The equity investment in the VIE totaled £12 million at December 31, 2006 and £13 million at December 31, 2005.

New Accounting Standards
      In December 2004, the FASB issued FAS No. 123(revised 2004), “Share-Based Payment” (“FAS 123(R)”), which is a revision of FAS No. 123, (“FAS 123”) “Accounting for Stock-Based Compensation”. The Group adopted FAS 123(R) using the modified prospective transition method at January 1, 2006. See Note 23, “Share-based payments” of Notes to the Consolidated Financial Statements for additional information.
      In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Upon adoption of FIN 48, from January 1, 2007, benefits resulting from uncertain tax positions that meet a “more likely than not” threshold at the effective date may be recognized, based on measurement as the largest benefit which has a greater than fifty per cent. likelihood of being sustained upon examination by the tax authorities. The cumulative effect of applying FIN 48, if any, is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. The Group is evaluating the impact that FIN 48 will have on its financial statements.
      In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. FAS 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. FAS 157 is effective for financial statements for fiscal years beginning after November 15, 2007. We do not expect this statement will have a material impact on our results of operations or financial position.
      In September 2006, the FASB issued FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“FAS 158”). FAS 158 requires an employer to recognize the over-funded or under-funded status of defined benefit postretirement plan as an asset or liability, respectively, in its balance sheet and to recognize changes in that funded status as unrealized gain or loss through accumulated Other Comprehensive Income when the changes occur. FAS 158 also requires an employer to measure its defined benefit plan assets and obligations as of the date of the employer’s fiscal year end. FAS 158 is effective for our fiscal year ending December 31, 2006. See pages F-90 to F-91 for additional information.
      In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). FAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Group does not currently plan to expand the use of fair values.

INTERCONTINENTAL HOTELS GROUP PLC
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	charged to			Balance at
	beginning	costs and	Exchange		end of
	of period	expenses	differences	Deductions	period

Year ended December 31, 2006
Provisions for bad and doubtful debts	47	16	(5)	(15)	43
Year ended December 31, 2005
Provisions for bad and doubtful debts	43	14	4	(14)	47
Year ended December 31, 2004
Provisions for bad and doubtful debts	45	20	(3)	(19)	43

S-1

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Richard Solomons

Name: Richard Solomons
Title: Finance Director
Date: March 30, 2007