Form 20-F
period 2007-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2008-03-28
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10409

InterContinental Hotels Group PLC
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)

67 Alma Road,
Windsor, Berkshire SL4 3HD
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares of 13 29/47 pence each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d)of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 13 29/47 pence each	294,623,308

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

     Large accelerated filer  ☑          Accelerated filer  ☐          Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes          ☐                No          ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Reporting Standards as issued by the International Standards Accounting Board	Other ☐

INTRODUCTION

As used in this document, except as the context otherwise requires, the terms:

•	“board” refers to the board of directors of InterContinental Hotels Group PLC or, where appropriate, the board of InterContinental Hotels Limited or Six Continents Limited;

•	“Britvic” refers to Britannia Soft Drinks Limited for the period up to November 18, 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on November 21, 2005) which became the holding company of the Britvic Group on November 18, 2005;

•	“Britvic Group” refers to Britvic and its subsidiaries from time to time;

•	“Company” refers to InterContinental Hotels Group PLC, InterContinental Hotels Limited or Six Continents Limited or their respective board of directors as the context requires;

•	“Group” refers to InterContinental Hotels Group PLC and its subsidiaries or, where appropriate, InterContinental Hotels Limited or Six Continents Limited and their subsidiaries as the context requires;

•	“Hotels” or “IHG Hotels” refers to the hotels business of the Group;

•	“IHG” refers to InterContinental Hotels Group PLC or, where appropriate, its board of directors;

•	“IHL” refers to InterContinental Hotels Limited, previously InterContinental Hotels Group PLC, former parent company of the Group and re-registered as a private limited company on June 27, 2005;

•	“ordinary share” or “share” refers, before April 14, 2003, to the ordinary shares of 28 pence each in Six Continents Limited; following that date and until December 10, 2004 to the ordinary shares of £1 each in IHL; following that date and until June 27, 2005 to the ordinary shares of 112 pence each in IHL; following that date and until June 12, 2006 to the ordinary shares of 10 pence each in IHG; following that date until June 4, 2007 to the ordinary shares of 11 3/7 pence each in IHG; and following June 4, 2007 to the ordinary shares of 13 29/47 pence each in IHG;

•	“Six Continents” refers to Six Continents Limited; previously Six Continents PLC and re-registered as a private limited company on June 6, 2005;

•	“Soft Drinks” and “Britvic business” refer to the soft drinks business of InterContinental Hotels Group PLC, which the Company had through its controlling interest in Britvic and which the Company disposed of by way of an initial public offering effective December 14, 2005; and

•	“VAT” refers to UK value added tax levied by HM Revenue and Customs on certain goods and services.

References in this document to the “Companies Act” mean the Companies Act 1985, as amended, of Great Britain; references to the “EU” mean the European Union; references in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland.

The Company publishes its Consolidated Financial Statements expressed in UK pounds sterling. In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States (“US”) currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency and references to “A$” are to Australian (“A”) currency. Solely for convenience, this Annual Report on Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at the rate of £1.00 = $2.01, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2007. On March 14, 2008 the Noon Buying Rate was £1.00 = $2.03. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 2003 to the present, see “Item 3. Key Information — Exchange Rates”.

The Company’s fiscal year ends on December 31. The December 31 fiscal year end is in line with the calendar accounting year ends of the majority of comparable US and European hotel companies. IHG will continue to report on a December 31 fiscal year end basis, as the Group believes this facilitates more meaningful comparisons with other key participants in the industry. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the year ended December 31, 2007 are shown as 2007 and references to the year ended December 31, 2006 are shown as 2006, unless otherwise specified, and references to other fiscal years are shown in a similar manner.

The Company’s Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Company’s Consolidated Financial Statements for the years presented.

IHG believes that the reporting of profit and earnings measures before exceptional items provides additional meaningful information on underlying returns and trends to shareholders. The Group’s key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans for internal financial reporting focus primarily on profit and earnings measures before exceptional items. Throughout this document earnings per share is also calculated excluding the effect of all exceptional operating items, exceptional interest, exceptional tax and gain on disposal of assets and is referred to as adjusted earnings per share.

The Company furnishes JP Morgan Chase Bank, N.A., as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Financial Statements are prepared on the basis of IFRS. The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by registered holders of ADRs and mails to all registered holders of ADRs notices of shareholders’ meetings received by the Depositary. During 2007, the Company reported interim financial information at June 30, 2007 in accordance with the Listing Rules of the UK Listing Authority. In addition, it provided quarterly financial information at March 31, 2007 and at September 30, 2007 and intends to continue to provide quarterly financial information during fiscal 2008. The Financial Statements may be found on the Company’s website at www.ihg.com.

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

Such statements in the Form 20-F include, but are not limited to, statements under the following headings; (i) “Item 4. Information on the Company”; (ii) Item 5. Operating and Financial Review and Prospects”; (iii) “Item 8. Financial Information”; and (iv) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Specific risks faced by the Company are described under “Item 3. Key Information — Risk Factors” commencing on page 11.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks involved with the Group’s reliance on the reputation of its brands and protection of its intellectual property rights; the risks relating to identifying, securing and retaining management and franchise agreements; the effect of political and economic developments; the ability to recruit and retain key personnel; events that adversely impact domestic or international travel, including terrorist incidents; the risks involved in the Group’s reliance upon its proprietary reservation system and increased competition in reservation infrastructure; the risks involved with the Group’s reliance on technologies and systems; the risks of the hotel industry supply and demand cycle; the possible lack of selected development opportunities; risks related to corporate responsibility; the risk of litigation; the risks associated with the Group’s ability to maintain adequate insurance; the Group’s ability to borrow and satisfy debt covenants; compliance with data privacy regulations; and the risks associated with funding the defined benefits under its pension plans.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial data set forth below for the years ended December 31, 2007, 2006, 2005 and 2004 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”), and is derived from the Consolidated Financial Statements of the Group which have been audited by its independent registered public accounting firm, Ernst & Young LLP. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Company’s Consolidated Financial Statements for the years presented. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

Consolidated Income Statement Data

	Years ended December 31,
	2007(1)	2007	2006	2005(2)	2004(2)
	$	£	£	£	£
	(in millions, except per share and ADS amounts)

Revenue:
Continuing operations	1,771	883	786	697	607
Discontinued operations	79	40	174	1,213	1,597

	1,850	923	960	1,910	2,204

Total operating profit before exceptional operating items:
Continuing operations	474	237	200	175	125
Discontinued operations	17	8	31	164	221

	491	245	231	339	346

Exceptional operating items:
Continuing operations	60	30	27	(15)	(24)
Discontinued operations	—	—	—	(7)	(25)

	60	30	27	(22)	(49)

Total operating profit:
Continuing operations	534	267	227	160	101
Discontinued operations	17	8	31	157	196

	551	275	258	317	297

Financial income	18	9	26	30	70
Financial expenses	(108)	(54)	(37)	(63)	(103)

Profit before tax	461	230	247	284	264

Tax:
On profit before exceptional items	(90)	(45)	(53)	(88)	(56)
On exceptional items	—	—	(6)	—	22
Exceptional tax	60	30	100	8	161

	(30)	(15)	41	(80)	127

Profit after tax	431	215	288	204	391
Gain on disposal of assets, net of tax	32	16	117	311	19

Profit for the year	463	231	405	515	410

Attributable to:
Equity holders of the parent	463	231	405	496	383
Minority equity interest	—	—	—	19	27

Profit for the year	463	231	405	515	410

Earnings per ordinary share:
Continuing operations:
Basic	131.3¢	65.6p	69.1p	21.9p	36.3p
Diluted	127.7¢	63.8p	67.4p	21.4p	35.9p

Total operations:
Basic	144.7¢	72.2p	104.1p	95.2p	53.9p
Diluted	140.7¢	70.2p	101.5p	93.1p	53.3p

Footnotes on page 9.

Consolidated Balance Sheet Data

	December 31,
	2007(3)	2007	2006	2005	2004
	$	£	£	£	£
	(in millions)

Goodwill and intangible assets	556	277	263	238	206
Property, plant and equipment	1,934	962	997	1,356	1,926
Investments and other financial assets	253	126	128	155	122
Retirement benefit assets	65	32	—	—	—
Current assets	710	353	455	707	598
Non-current assets classified as held for sale	115	57	50	279	1,826

Total assets	3,633	1,807	1,893	2,735	4,678

Current liabilities	1,226	610	643	794	926
Long-term debt	1,748	869	303	410	1,156
Net assets	98	49	686	1,104	1,938
Share capital	163	81	66	49	723
IHG shareholders’ equity	92	46	678	1,084	1,821

Number of Shares in issue at period end (millions)		295	356	433	622

(1)	US dollar amounts have been translated at the weighted average rate for the year of £1.00 = $2.01.
(2)	The year ended 2004 includes Hotels 12 months and Soft Drinks 53 weeks ended December 25, 2004. The year ended 2005 includes Hotels 12 months and Soft Drinks 50 weeks and three days ended December 14, 2005.
(3)	US dollar amounts have been translated at the Noon Buying Rate on December 31, 2007 of £1.00 = $2.01 solely for convenience.

Dividends

InterContinental Hotels Group PLC paid an interim dividend of 5.7 pence per share on October 5, 2007. The IHG board has proposed a final dividend of 14.9 pence per share, payable on June 6, 2008, if approved by shareholders at the Annual General Meeting to be held on May 30, 2008, bringing the total IHG dividend for the year ended December 31, 2007 to 20.6 pence per share.

The table below sets forth the amounts of interim, final and total dividends on each ordinary share in respect of each fiscal year indicated. Comparative dividends per share have been restated using the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC (as IHL then was) and Six Continents PLC (as Six Continents then was), adjusted to equivalent shares of InterContinental Hotels Group PLC. For the purposes of showing the dollar amounts per ADS, such amounts are translated into US dollars per ADS at the Noon Buying Rate on each of the respective UK payment dates.

Ordinary dividend

	Pence per ordinary share			$ per ADS
	Interim	Final	Total	Interim	Final		Total

Period ended December 31, 2003
Six Continents(1)	7.65	—	7.65	0.119	—		0.119
IHG	4.05	9.45	13.50	0.068	0.174		0.242
Year ended December 31,
2004	4.30	10.00	14.30	0.077	0.191		0.268
2005	4.60	10.70	15.30	0.081	0.187		0.268
2006	5.10	13.30	18.40	0.096	0.259		0.355
2007	5.70	14.90	20.60	0.115	0.292	(2)	0.407

(1)	Restated to reflect an equivalent number of shares in InterContinental Hotels Group PLC.
(2)	The 2007 final dividend payable to ADS holders will be paid in USD and was set using the closing USD/GBP spot rate of £1.00:$1.96 on February 15, 2008.

Special Dividend

	Pence per
	ordinary share	$ per ADS

December 2004	72.00	1.39
June 2006	118.00	2.17
June 2007	200.00	4.00

Return of Capital

	Pence per
	ordinary share	$ per ADS

June 2005	165.00	2.86

Exchange Rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rate for pounds sterling, based on the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00. The exchange rate on March 14, 2008 was £1.00 = $2.03.

	Month’s	Month’s
	highest	lowest
Month	exchange rate	exchange rate

September 2007	2.04	1.99
October 2007	2.08	2.03
November 2007	2.11	2.05
December 2007	2.07	1.98
January 2008	1.99	1.95
February 2008	1.99	1.94
March 2008 (through March 14, 2008)	2.03	1.99

	Period	Average
	end	rate(1)	High	Low

Period ended December 31,
2003	1.78	1.63	1.78	1.54
Year ended December 31,
2004	1.93	1.84	1.95	1.75
2005	1.73	1.82	1.93	1.71
2006	1.96	1.84	1.97	1.74
2007	2.01	2.01	2.11	1.92
2008 (through March 14, 2008)	2.03	2.00	2.03	1.94

(1)	The average of the Noon Buying Rate on the last day of each full month during the period.

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

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights

Any event that materially damages the reputation of one or more of the Group’s brands and/or failure to sustain the appeal of the Group’s brands to its customers could have an adverse impact on the value of that brand and subsequent revenues from that brand or business. In addition, the value of the Group’s brands is influenced by a number of other factors, some of which may be outside the Group’s control, including commoditisation (whereby price/quality becomes relatively more important than brand identifications due, in part, to the increased prevalence of third-party intermediaries), consumer preference and perception, failure by the Group or its franchisees to ensure compliance with the significant regulations applicable to hotel operations (including fire and life safety requirements), or other factors affecting consumers’ willingness to purchase goods and services, including any factor which adversely affects the reputation of those brands.

In particular, where the Group is unable to enforce adherence to its operating and quality standards, or the significant regulations applicable to hotel operations, pursuant to its management and franchise contracts, there may be further adverse impact upon brand reputation or customer perception and therefore the value of the hotel brands.

Given the importance of brand recognition to the Group’s business, the Group has invested considerable effort in protecting its intellectual property, including registration of trademarks and domain names. However, the laws of certain foreign countries in which the Group operates do not protect the Group’s proprietary rights to the same extent as the laws in the United States and the European Union. This is particularly relevant in China where, despite recent improvements in intellectual property rights, the relative lack of protection increases the risk that the Group will be unable to prevent infringements of its intellectual property in this key growth market. Any widespread infringement or misappropriation could materially harm the value of the Group’s brands and its ability to develop the business.

The Group is exposed to a variety of risks related to identifying, securing and retaining management and franchise agreements

The Group’s growth strategy depends on its success in identifying, securing and retaining management and franchise agreements. Competition with other hotel companies may generally reduce the number of suitable management, franchise and investment opportunities offered to the Group and increase the bargaining power of property owners seeking to engage a manager or become a franchisee. The terms of new management or franchise agreements may not be as favourable as current arrangements and the Group may not be able to renew existing arrangements on the same terms.

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the Group system or to secure management contracts. For example, the availability of suitable sites, planning and other local regulations or the availability and affordability of finance may all restrict the supply of suitable hotel development opportunities under franchise or management agreements. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group including, for example, the unwillingness of franchisees to support brand improvement initiatives. In connection with entering into management or franchise agreements, the Group may be required to make investments in or guarantee the obligations of third parties or guarantee minimum income to third parties.

Changes in legislation or regulatory changes may be implemented that have the effect of favoring franchisees relative to brand owners.

The Group is exposed to the risks of political and economic developments

The Group is exposed to the risks of global and regional adverse political, economic and financial market developments, including recession, inflation and currency fluctuations that could lower revenues and reduce income. A recession in one country or more widely tends to reduce leisure and business travel to and from affected countries and would adversely affect room rates and/or occupancy levels and other income-generating activities resulting in deterioration of results of operations and potentially reducing the value of properties in affected economies. The owners or potential owners of hotels managed or franchised by one group face similar risks which could adversely affect IHG’s ability to secure management or franchise agreements. More specifically, the Group is highly exposed to the US market and, accordingly, is particularly susceptible to adverse changes in the US economy.

Further political or economic factors or regulatory action could effectively prevent the Group from receiving profits from, or selling its investments in, certain countries, or otherwise adversely affect operations. For example, changes to tax rates or legislation in the jurisdictions in which the Group operates could decrease the proportion of profits the Group is entitled to retain, or the Group’s interpretation of various tax laws and regulations may prove to be incorrect, resulting in higher than expected tax charges. In addition, fluctuations in currency exchange rates between sterling, the currency in which the Group reports its financial statements, and the US dollar and other currencies in which the Group’s international operations or investments do business, could adversely affect the Group’s reported earnings and the value of its business. Fluctuations of this type have been experienced over recent years with the significant strengthening of sterling against the US dollar. As the majority of the Group’s profits are generated in the United States, such fluctuations may have a significant impact on the Group’s reported results.

The Group is dependent upon recruiting and retaining key personnel and developing their skills

In order to develop, support and market its products, the Group must hire and retain highly skilled employees with particular expertise. The implementation of the Group’s strategic business plans could be undermined by failure to recruit or retain key personnel, the unexpected loss of key senior employees, failures in the Group’s succession planning and incentive plans, or a failure to invest in the development of key skills. Some of the markets in which the Group operates are experiencing rapid economic growth and the Group must compete against a number of companies inside and outside the hospitality industry for suitably qualified or experienced employees. Failure to attract and retain these employees may threaten the success of the Group’s operations in these markets. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

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

The Group is exposed to risks related to corporate responsibility

The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of key stakeholders and the communities in which the Group operates. The social and environmental impacts of business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to demonstrate sufficiently responsible practices in a number of areas such as sustainability, responsible tourism, environmental management, human rights and support for the local community.

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

The Group may face difficulties insuring its business

Historically, the Group has maintained insurance at levels determined by it to be appropriate in light of the cost of cover and the risk profiles of the business in which it operates. However, forces beyond the Group’s control including market forces, may limit the scope of coverage the Group can obtain as well as the Group’s ability to obtain coverage at reasonable rates. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters may be uninsurable or simply too expensive to insure against. Inadequate or insufficient insurance could expose the Group to large claims or could result in the loss of capital invested in properties, as well as the anticipated future revenue from properties, and could leave the Group responsible for guarantees, debt or other financial obligations related to such properties.

The Group is exposed to a variety of risks associated with its ability to borrow and satisfy debt covenants

The Group is reliant on having access to borrowing facilities to meet its expected capital requirements and to maintain an efficient balance sheet. The majority of the Group’s borrowing facilities are only available if the financial covenants in the facilities are complied with. If the Group is not in compliance with the covenants, the lenders may demand the repayment of the funds advanced. If the Group’s financial performance does not meet market expectations it may not be able to refinance its existing facilities on terms it considers favorable. The availability of funds for future financing is in part dependent on conditions and liquidity in the capital markets.

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

The Group is exposed to funding risks in relation to the defined benefits under its pension plans

The Group is required by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for members of its pension plans who are entitled to defined benefits. In addition, if the UK Plan of the Group is wound-up or a participating employer ceases to have contributing members, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of these defined benefits to a level which is higher than this minimum. The contributions payable by the Group must be set with a view to making prudent provision for the benefits accruing under the plans of the Group.

Some of the issues which could adversely affect the funding of these defined benefits (and materially affect the Group’s funding obligations) include:

•	poor investment performance of pension fund investments;

•	longer life expectancy than assumed in the plans’ actuarial valuations (which will make pensions payable for longer and therefore more expensive to provide);

•	adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company; and

•	other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group’s past contributions were assessed.

The trustees of the UK defined benefits plan can demand increases to the contribution rates relating to the funding of this pension plan, which would oblige the relevant members of the Group to contribute extra amounts to such pension funds. The trustees must consult the plan’s actuary and principal employer before exercising this power. In practice, contribution rates are agreed between the Group and the trustees on actuarial advice, and are set for three-year terms. The last such review was as at March 31, 2006.

ITEM 4.	INFORMATION ON THE COMPANY

SUMMARY

Group Overview

The Group is a worldwide owner, manager and franchisor of hotels and resorts. Through its various subsidiaries it owned, leased, managed, or franchised hotels and guest rooms in nearly 100 countries around the world, as at December 31, 2007. The Group’s brands include InterContinental Hotels & Resorts (“InterContinental”), Crowne Plaza Hotels & Resorts (“Crowne Plaza”), Holiday Inn Hotels & Resorts (“Holiday Inn”), Holiday Inn Express (or Express by Holiday Inn outside of the Americas), Staybridge Suites, Candlewood Suites and Hotel Indigo. The Group also manages the hotel loyalty program, Priority Club Rewards.

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

On March 14, 2008, InterContinental Hotels Group PLC had a market capitalization of approximately £2.3 billion, and was included in the list of FTSE 100 companies, a list of the 100 largest companies by market capitalization on the London Stock Exchange.

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

The Group disposed of its interests in the soft drinks business by way of an initial public offering (“IPO”) of Britvic, a manufacturer and distributor of soft drinks in the United Kingdom, in December 2005.

Acquisitions and Dispositions

Since the Separation, 181 hotels with a net book value of £2.9 billion have been sold, generating aggregate proceeds of £3.0 billion. Of these 181 hotels, 162 have remained in the IHG global system (the number of hotels and rooms owned, leased, managed or franchised by the Group) through either franchise or management agreements. As of March 14, 2008 the Group had on the market a further three hotels. The following are the more significant transactions which have occurred since January 1, 2007:

During 2007, the Group disposed of (i) the Crowne Plaza Santiago on May 16, 2007 for $21 million before transaction costs, approximately $9 million above the net book value, retaining a 10 year franchise contract; (ii) its 74.11% share of the InterContinental Montreal on July 12, 2007 for £17 million before transaction costs, approximately £5 million above book value, retaining a 30 year management contract on the hotel; and (iii) the

Holiday Inn Disney, Paris on November 30, 2007 for £14 million before transaction costs, approximately £2 million above net book value, retaining a five year franchise contract.

The Group also divested a number of equity interests of which proceeds totaled £57 million, including a 33.3% interest in the Crowne Plaza London The City for £19 million and a 15% interest in the InterContinental Chicago for £11 million.

The asset disposal program which commenced in 2003 has significantly reduced the capital requirements of the Group whilst largely retaining the hotels in the IHG system through management and franchise agreements.

Capital expenditure in 2007 totaled £93 million compared with £124 million in 2006 and £183 million in 2005. Capital expenditure in 2007 included the completion of the major refurbishment of the InterContinental London, Park Lane and renovation works at the InterContinental Hong Kong.

At December 31, 2007 capital committed, being contracts placed for expenditure on property, plant and equipment not provided for in the financial statements, totaled £10 million.

On October 24, 2007 the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this, the Group will make a non recurring revenue investment of up to £30 million which it is anticipated will be charged to the income statement as an exceptional item during 2008.

Following the completion of the hotel disposals in 2007, the Group owns 18 hotels.

FIGURE 1

Asset disposal program detail	Number of hotels	Proceeds	Net book value
		(£ billion)

Disposed since April 2003	181	3.0	2.9
Remaining owned and leased hotels	18	—	0.9

Return of Funds

Since March 2004, the Group has announced the return of £3.6 billion of funds to shareholders by way of special dividends, share repurchase programs and capital returns and has returned £3.5 billion to shareholders as at March 14, 2008 (see Figure 2).

A third £250 million share repurchase program was completed in 2007 and the £150 million share repurchase program announced on February 20, 2007 was commenced. At December 31, 2007 £92 million of this share repurchase was outstanding. During the year 7.7 million shares were repurchased at an average price of 1046 pence per share (total £80.7 million). The precise timing of share purchases will be dependent upon, amongst other things, market conditions. By March 14, 2008, a total of 6.3 million shares had been repurchased under the £150 million repurchase program at an average price per share of 926 pence per share (approximately £58 million). Purchases are made under the existing authority from shareholders which will be renewed at the Company’s Annual General Meeting. Any shares repurchased under these programs will be canceled.

Information relating to the purchases of equity securities can be found in Item 16E.

On February 20, 2007, IHG announced a special dividend of approximately £700 million with share consolidation. £709 million was returned to shareholders in June 2007 by way of a special dividend of 200 pence per ordinary share held on June 1, 2007.

FIGURE 2

Return of funds program	Timing	Total return	Returned to date(i)	Still to be returned

£501 million special dividend	Paid in December 2004	£501m	£501m	Nil
First £250 million share buyback	Completed in 2004	£250m	£250m	Nil
£996 million capital return	Paid in July 2005	£996m	£996m	Nil
Second £250 million share buyback	Completed in 2006	£250m	£250m	Nil
£497 million special dividend	Paid in June 2006	£497m	£497m	Nil
Third £250 million share buyback	Completed in 2007	£250m	£250m	Nil
£709 million special dividend	Paid in June 2007	£709m	£709m	Nil
£150 million share buyback	Under way	£150m	£58m	£92m

Total		£3,603m	£3,511m	£92m

(i)	As at March 14, 2008.

Hotels

IHG owns a number of hotel brands including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. As at December 31, 2007, IHG’s brands comprised 3,949 franchised, managed, owned or leased hotels and 585,094 rooms in nearly 100 countries.

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

SEGMENTAL INFORMATION

Geographic Segmentation

The following table shows revenue and operating profit before exceptional operating items in pounds sterling and percentage by geographical area, for the following periods: years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005
	(£ million)

Revenue(1)
Americas	450	422	376
Europe, the Middle East and Africa	245	198	192
Asia Pacific	130	111	87
Central(4)	58	55	42

Continuing operations	883	786	697

Americas	31	41	69
Europe, the Middle East and Africa	9	133	1,090
Asia Pacific	—	—	54

Discontinued operations(3)	40	174	1,213

Total	923	960	1,910

Operating profit before exceptional operating items(1)(2)
Americas	220	215	186
Europe, the Middle East and Africa	67	37	33
Asia Pacific	31	29	21
Central(4)	(81)	(81)	(65)

Continuing operations	237	200	175

Americas	8	6	12
Europe, the Middle East and Africa	—	25	141
Asia Pacific	—	—	11

Discontinued operations(3)	8	31	164

Total	245	231	339

Footnotes on page 19.

	Year ended December 31,
	2007	2006	2005
	(%)

Revenue
Americas	48.8	44.0	19.7
Europe, the Middle East and Africa	26.5	20.6	10.0
Asia Pacific	14.1	11.6	4.6
Central	6.3	5.7	2.2

Continuing operations	95.7	81.9	36.5

Americas	3.3	4.3	3.6
Europe, the Middle East and Africa	1.0	13.8	57.1
Asia Pacific	—	—	2.8

Discontinued operations	4.3	18.1	63.5

Total	100.0	100.0	100.0

Operating profit before exceptional operating items
Americas	89.8	93.1	54.9
Europe, the Middle East and Africa	27.3	16.0	9.7
Asia Pacific	12.7	12.6	6.2
Central	(33.1)	(35.1)	(19.2)

Continuing operations	96.7	86.6	51.6

Americas	3.3	2.6	3.5
Europe, the Middle East and Africa	—	10.8	41.6
Asia Pacific	—	—	3.3

Discontinued operations	3.3	13.4	48.4

Total	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1 = $2.01 (2006 £1 = $1.84, 2005 £1 = $1.83) . In the case of the euro, the translation rate is £1 = €1.46 (2006 £1 = €1.47, 2005 £1 = €1.46).

(2)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (credit unless otherwise noted) by region are the Americas £9 million (2006 £25 million, 2005 £5 million charge); Europe, the Middle East and Africa £10 million (2006 £2 million, 2005 £12 million charge); Asia Pacific £8 million (2006 £nil, 2005 £5 million charge); and Central £3 million (2006 £nil, 2005 £nil).

(3)	Europe, the Middle East and Africa includes discontinued operations for Hotels £nil (2006 £25 million, 2005 £71 million) and Soft Drinks £nil (2006 £nil, 2005 £70 million). The Americas and Asia Pacific discontinued operations all relate to Hotels. Hotels discontinued operations were all owned and leased.

(4)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

Activity Segmentation

The following table shows revenue and operating profit before exceptional operating items in pounds sterling by activity and the percentage contribution of each activity for the following periods: years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005
	(£ million)

Revenue(1)
Hotels
Americas	450	422	376
Europe, the Middle East and Africa	245	198	192
Asia Pacific	130	111	87
Central(4)	58	55	42

Continuing operations	883	786	697

Hotels(3)
Americas	31	41	69
Europe, the Middle East and Africa	9	133	419
Asia Pacific	—	—	54
Soft Drinks	—	—	671

Discontinued operations	40	174	1,213

Total	923	960	1,910

Operating profit before exceptional operating items(1)(2)
Hotels
Americas	220	215	186
Europe, the Middle East and Africa	67	37	33
Asia Pacific	31	29	21
Central(4)	(81)	(81)	(65)

Continuing operations	237	200	175

Hotels(3)
Americas	8	6	12
Europe, the Middle East and Africa	—	25	71
Asia Pacific	—	—	11
Soft Drinks		—	70

Discontinued operations	8	31	164

Total	245	231	339

Footnotes on page 21.

	Year ended December 31,
	2007	2006	2005
	(%)

Revenue
Hotels
Americas	48.8	44.0	19.7
Europe, the Middle East and Africa	26.5	20.6	10.0
Asia Pacific	14.1	11.6	4.6
Central	6.3	5.7	2.2

Continuing operations	95.7	81.9	36.5

Hotels
Americas	3.3	4.3	3.6
Europe, the Middle East and Africa	1.0	13.8	22.0
Asia Pacific	—	—	2.8
Soft Drinks	—	—	35.1

Discontinued operations	4.3	18.1	63.5

Total	100.0	100.0	100.0

Operating profit before exceptional operating items
Hotels
Americas	89.8	93.1	54.9
Europe, the Middle East and Africa	27.3	16.0	9.7
Asia Pacific	12.7	12.6	6.2
Central	(33.1)	(35.1)	(19.2)

Continuing operations	96.7	86.6	51.6

Hotels
Americas	3.3	2.6	3.5
Europe, the Middle East and Africa	—	10.8	20.9
Asia Pacific	—	—	3.3
Soft Drinks	—	—	20.7

Discontinued operations	3.3	13.4	48.4

Total	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$2.01 (2006 £1 = $1.84, 2005 £1 = $1.83). In the case of the euro, the translation rate is £1 = €1.46 (2006 £1 = €1.47, 2005 £1 = €1.46).

(2)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (credit unless otherwise noted) by region are the Americas £9 million (2006 £25 million, 2005 £5 million charge); Europe, the Middle East and Africa £10 million (2006 £2 million, 2005 £12 million charge); Asia Pacific £8 million (2006 £nil, 2005 £5 million charge); and Central £3 million (2006 £nil, 2005: £nil).

(3)	Hotels discontinued operations were all owned and leased.

(4)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

HOTELS

Overview

InterContinental Hotels Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo, with 3,949 franchised, managed, owned and leased hotels and 585,094 guest rooms in nearly 100 countries as at December 31, 2007. Approximately 580,000 rooms or 99% of the Group’s rooms are operated under managed and franchised models.

The Group operates in the global hotel market, which has an estimated total room capacity of 18 million rooms. Room capacity has been growing at approximately 3% per annum over the last five years. Competitors in the market include other large hotel companies and independently owned hotels.

The market remains fragmented, with an estimated seven million branded hotel rooms (approximately 40% of the total market). The Group has an estimated 8% share of the branded market (approximately 3% of the total market). The top six major companies, including IHG, together control approximately 38% of the branded rooms, only 15% of total hotel rooms.

Geographically, the market is more concentrated with the top 20 countries accounting for 80% of global hotel rooms. Within this, the United States is dominant (more than 25% of global hotel rooms) with China, Japan and Italy being the next largest markets. The Group’s brands have a leadership position (top three by room numbers) in each of the six largest geographic markets, a greater representation than any other major hotel company.

US market data indicates a steady increase in hotel industry revenues, broadly in line with Gross Domestic Product, with growth of approximately 1-1.5% per annum in real terms since 1967. Hotel revenue growth in the United States and other key markets has been impacted by a number of underlying trends, including:

•	change in demographics — as the population ages and becomes wealthier, increased leisure time and income encourages more travel and hotel visits;

•	increase in travel volumes as low cost airlines grow rapidly;

•	globalization of trade and tourism;

•	increase in affluence and freedom to travel within the Chinese middle class; and

•	increase in the preference for branded hotels amongst consumers.

FIGURE 3

Branded hotel rooms by region as a percentage of the total market	2006

United States	67%
Europe, Middle East and Africa (“EMEA”)	35%
Asia Pacific	28%

Source: IHG Analysis, Northstar Travel Management

Within the global market, a relatively low proportion of hotel rooms are branded, however, there has been an increasing trend towards branded rooms. Branded companies are therefore gaining market share at the expense of unbranded companies. The Group is well positioned to benefit from this trend. Hotel owners are increasingly recognising the benefits of working with a group such as IHG which can offer a portfolio of brands to suit the different real estate opportunities an owner may have, together with effective revenue delivery through global reservation channels. Furthermore, hotel ownership is increasingly being separated from hotel operations, encouraging hotel owners to use third parties such as IHG to manage or franchise their hotels.

Potential negative trends impacting hotel industry growth include increased terrorism, environmental considerations and economic factors such as high oil prices, risk of recession and global credit restrictions.

Supply growth in the industry is cyclical, averaging between zero and 5% per annum historically. The Group’s fee-based profit is partly protected from changes in supply due to its model of third party ownership of hotels under IHG management and franchise contracts.

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

franchised, where Group companies neither own nor manage the hotel, but license the use of a Group brand and provide access to reservation systems, loyalty schemes and know-how. The Group derives revenues from a brand royalty or licensing fee, based on a percentage of room revenue. At the end of 2007, 76% of the Group’s rooms were franchised, with 89% of rooms in the Americas operating under this model.

managed, where in addition to licensing the use of a Group brand, a Group company manages the hotel for third party owners. The Group derives revenues from base and incentive management fees and provides the system infrastructure necessary for the hotel to operate. Management contract fees are linked to total hotel revenue and may have an additional incentive fee linked to profitability and/or cash flow. The terms of these agreements vary, but are often long term (for example, 10 years or more). The Group’s responsibilities under the management agreement typically include hiring, training and supervising the managers and employees that operate the hotels under the relevant brand standards. The Group prepares annual budgets for the hotels that it manages, and the property owners are responsible for funding periodic maintenance and repair on a basis to be agreed with the Group. In order to gain access to central reservation systems, global and regional brand marketing and brand standards and procedures, the owners are typically required to make a further contribution. In certain cases, property owners may require performance targets, with consequences for management fees and sometimes the contract itself (including on occasion, the right of termination) if those targets are not met. At the end of 2007, 23% of the Group’s rooms were operated under management contracts.

owned and leased (“O & L”), where a Group company both owns (or leases) and operates the hotel and, in the case of ownership, takes all the benefits and risks associated with ownership. The Group has sold a significant proportion of its owned and leased portfolio and in future expects to own only hotels where it is considered strategically important to do so. Rooms owned or leased by the Group at the end of 2007 represented 1% of the Group’s rooms.

In addition, the Group also makes equity investments in hotel ownership entities, where its equity investment is less than 100% and it participates in a share of the benefits and risks of ownership. A management contract is generally entered into as well as the equity investment.

The following table shows the number of hotels and rooms owned, leased, managed or franchised by IHG as at December 31, 2007, 2006 and 2005.

			Management
			contracts and joint
	Owned or leased		ventures		Franchised		Total
	No. of	No. of	No. of	No. of	No. of	No. of	No. of	No. of
	hotels	rooms	hotels	rooms	hotels	rooms	hotels	rooms

2007	18	6,396	539	134,883	3,392	443,815	3,949	585,094
2006	25	8,460	512	125,214	3,204	422,572	3,741	556,246
2005	55	15,485	504	121,249	3,047	400,799	3,606	537,533

The Group sets quality and service standards for all of its hotel brands (including those operated under management contracts or franchise arrangements) and operates a customer satisfaction and hotel quality measurement system to ensure those standards are met or exceeded. The quality measurement system includes an assessment of both physical property and customer service standards.

Strategy

IHG seeks to deliver enduring top quartile shareholder returns, when measured against a broad global hotel peer group. The Group’s underlying strategy is that by putting the guest first, it will grow a portfolio of differentiated hospitality brands in core strategic countries and global key cities to maximise scale advantage. With a clear target for room growth and a number of brands with market premiums offering excellent returns for owners, the Group is well placed to execute the following strategic priorities:

•	brand performance — to operate a portfolio of brands attractive to both owners and guests that have clear market positions and differentiation in the eyes of the guest;

•	excellent hotel returns — to generate higher owner returns through revenue delivery and improved operating efficiency;

•	market scale and knowledge — to accelerate profitable growth in the largest markets where the Group currently has scale; and

•	aligned organization — to create a more efficient organization with strong core capabilities.

IHG has set an organic growth target of at least 50,000 to 60,000 net rooms to be added by the end of 2008, with specific growth targets for the InterContinental brand (15-25 net InterContinental hotel additions) and within the Chinese market (125 hotels in China). As at December 31, 2007, IHG had achieved organic growth of 47,419 net rooms against the target set in June 2005, together with 13 net InterContinental hotel additions and 81 hotels in China.

IHG’s future growth will be achieved predominantly by managing and franchising rather than owning hotels. Approximately 580,000 rooms operating under Group brands are managed and franchised. The managed and franchised fee-based model is attractive because it enables the Group to achieve its goals with limited capital investment at an accelerated pace. For this reason, the Group has executed a disposal program for most of its owned hotels, releasing capital and enabling returns of funds to shareholders as well as targeted investment in the business.

A key characteristic of the managed and franchised business is that it generates more cash than is required for investment in the business, with a high return on capital employed. During the year ended December 31, 2007, 86% of continuing earnings before interest, tax, exceptional operating items and regional and central overheads was derived from managed and franchised operations.

The Group aims to deliver its growth targets through the strongest operating system in the industry which includes:

•	a strong brand portfolio across the major markets, where IHG’s brands achieved revenue per available room (“RevPAR”) growth premiums within respective key market segments during 2007;

•	market coverage — a presence in nearly 100 countries;

•	scale — 3,949 hotels, 585,094 rooms and 137 million room nights per annum;

•	IHG global reservation channels delivering $6.8 billion of global system room revenue in 2007, including $2.6 billion from the internet;

•	a loyalty program, Priority Club Rewards, contributing $5.2 billion of global system room revenue in 2007; and

•	a strong web presence — holidayinn.com is one of the industry’s most visited sites, with around 75 million total site visits per annum.

With a clear target for rooms growth and a number of brands with market premiums offering excellent returns to owners, the Group is well placed to execute its strategy and achieve its goals.

Segmental Results

The following table shows revenue and operating profit before exceptional operating items in sterling of the IHG continuing Hotels business by activity and the percentage contribution of each activity for the following periods: years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005
	(£ million)

Continuing revenue(1)
Americas
Owned and leased	128	104	98
Managed	78	77	65
Franchised	244	241	213

	450	422	376
EMEA
Owned and leased	121	92	102
Managed	84	71	55
Franchised	40	35	35

	245	198	192
Asia
Owned and leased	73	71	59
Managed	49	36	25
Franchised	8	4	3

	130	111	87
Central(3)	58	55	42

Total	883	786	697

Continuing operating profit before exceptional operating items(1)(2)
Americas
Owned and leased	20	12	14
Managed	21	27	20
Franchised	212	208	186
Regional overheads	(33)	(32)	(34)

	220	215	186
EMEA
Owned and leased	17	(4)	(3)
Managed	43	37	31
Franchised	29	24	26
Regional overheads	(22)	(20)	(21)

	67	37	33
Asia Pacific
Owned and leased	18	17	11
Managed	23	21	16
Franchised	3	3	2
Regional overheads	(13)	(12)	(8)

	31	29	21
Central(3)	(81)	(81)	(65)

Total	237	200	175

Footnotes on page 26.

	Year ended December 31,
	2007	2006	2005
	(%)

Continuing revenue
Americas
Owned and leased	14.5	13.2	14.1
Managed	8.8	9.8	9.3
Franchised	27.6	30.7	30.6

	50.9	53.7	54.0
EMEA
Owned and leased	13.7	11.7	14.6
Managed	9.5	9.0	7.9
Franchised	4.5	4.5	5.0

	27.7	25.2	27.5
Asia Pacific
Owned and leased	8.3	9.0	8.5
Managed	5.6	4.6	3.6
Franchised	0.9	0.5	0.4

	14.8	14.1	12.5
Central	6.6	7.0	6.0

Total	100.0	100.0	100.0

Continuing operating profit before exceptional operating items
Americas
Owned and leased	8.4	6.0	8.0
Managed	8.9	13.5	11.4
Franchised	89.5	104.0	106.3
Regional overheads	(13.9)	(16.0)	(19.4)

	92.9	107.5	106.3
EMEA
Owned and leased	7.2	(2.0)	(1.7)
Managed	18.1	18.5	17.7
Franchised	12.2	12.0	14.8
Regional overheads	(9.3)	(10.0)	(12.0)

	28.2	18.5	18.8
Asia Pacific
Owned and leased	7.6	8.5	6.3
Managed	9.7	10.5	9.1
Franchised	1.3	1.5	1.1
Regional overheads	(5.5)	(6.0)	(4.5)

	13.1	14.5	12.0
Central	(34.2)	(40.5)	(37.1)

Total	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1 = $2.01 (2006 £1 = $1.84, 2005 £1 = $1.83). In the case of the euro, the translation rate is £1 = €1.46 (2006 £1 = €1.47, 2005 £1 = €1.46).

(2)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (credit unless otherwise noted) by region are the Americas £9 million (2006 £25 million, 2005 £5 million charge); Europe, the Middle East and Africa £10 million (2006 £2 million, 2005 £12 million charge); Asia Pacific £8 million (2006 £nil, 2005 £5 million charge); and Central £3 million (2006 £nil, 2005 £nil).

(3)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

The following table shows revenue and operating profit before exceptional operating items in US dollars of the IHG continuing Hotels business by activity and the percentage contribution of each activity for the following periods: years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005
	($ million)

Continuing revenue(1)
Americas
Owned and leased	257	192	180
Managed	156	143	118
Franchised	489	443	389

	902	778	687
EMEA
Owned and leased	244	169	187
Managed	167	131	100
Franchised	81	63	64

	492	363	351
Asia Pacific
Owned and leased	145	131	108
Managed	99	65	45
Franchised	16	8	6

	260	204	159
Central(3)	117	101	77

Total	1,771	1,446	1,274

Continuing operating profit before exceptional operating items(1)(2)
Americas
Owned and leased	40	22	26
Managed	41	50	36
Franchised	425	382	340
Regional overheads	(66)	(59)	(62)

	440	395	340
EMEA
Owned and leased	33	(7)	(5)
Managed	87	68	56
Franchised	58	44	48
Regional overheads	(44)	(36)	(39)

	134	69	60
Asia Pacific
Owned and leased	36	31	20
Managed	46	39	29
Franchised	6	5	5
Regional overheads	(25)	(23)	(15)

	63	52	39
Central(3)	(163)	(149)	(118)

Total	474	367	321

Footnotes on page 28.

	Year ended December 31,
	2007	2006	2005
	(%)

Continuing revenue
Americas
Owned and leased	14.5	13.3	14.1
Managed	8.8	9.9	9.3
Franchised	27.6	30.6	30.5

	50.9	53.8	53.9
EMEA
Owned and leased	13.8	11.7	14.7
Managed	9.4	9.0	7.9
Franchised	4.6	4.4	5.0

	27.8	25.1	27.6
Asia Pacific
Owned and leased	8.2	9.0	8.5
Managed	5.6	4.5	3.5
Franchised	0.9	0.6	0.5

	14.7	14.1	12.5
Central	6.6	7.0	6.0

Total	100.0	100.0	100.0

Continuing operating profit before exceptional operating items
Americas
Owned and leased	8.4	6.0	8.1
Managed	8.6	13.6	11.2
Franchised	89.7	104.0	105.9
Regional overheads	(13.9)	(16.0)	(19.3)

	92.8	107.6	105.9
EMEA
Owned and leased	7.0	(1.9)	(1.6)
Managed	18.4	18.5	17.4
Franchised	12.2	12.0	15.0
Regional overheads	(9.3)	(9.8)	(12.1)

	28.3	18.8	18.7
Asia
Owned and leased	7.6	8.5	6.2
Managed	9.7	10.6	9.0
Franchised	1.3	1.4	1.6
Regional overheads	(5.3)	(6.3)	(4.6)

	13.3	14.2	12.2
Central	(34.4)	(40.6)	(36.8)

Total	100.0	100.0	100.0

(1)	The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1 = $2.01 (2006 £1 = $1.84, 2005 £1 = $1.83). In the case of the euro, the translation rate is £1 = €1.46 (2006 £1 = €1.47, 2005 £1 = €1.46).

(2)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (credit unless otherwise noted) by region are the Americas £9 million (2006 £25 million, 2005 £5 million charge); Europe, the Middle East and Africa £10 million (2006 £2 million, 2005 £12 million charge); Asia Pacific £8 million (2006 £nil, 2005 £5 million charge); and Central 2007 £3 million (2006 £nil, 2005 £nil).

(3)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

Global System

The Group supports revenue delivery into its hotels through its global reservation channels and global loyalty program (Priority Club Rewards) which is paid for by assessments from each hotel in the Group. The elements of the global system include:

Priority Club Rewards:  The Group operates the Priority Club Rewards loyalty program. Members enjoy a variety of privileges and rewards as they stay at the Group’s hotels around the world. Global system rooms sales generated from Priority Club Rewards members during 2007 were $5.2 billion and represented approximately 35% of IHG global system rooms sales.

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

Internet:  The Group introduced electronic hotel reservations in 1995. The Internet continues to be an important communications, branding and distribution channel for the Group’s sales. During 2007, the internet channel continued to show strong growth, with global system rooms sales booked through the internet increasing by 27% to $2.6 billion. Approximately 17% of IHG global system rooms sales is via the internet through various branded websites, such as www.intercontinental.com and www.holidayinn.com, as well as certified third parties (up from 16% in 2006). IHG has established standards for working with third party intermediaries — on-line travel distributors — who sell or re-sell IHG hotel rooms via their internet sites. Under the standards, certified distributors are required to respect IHG’s trademarks, ensure reservations are guaranteed through an automated and common confirmation process, and clearly present fees to customers. About 85% of IHG global system rooms sales booked on the web is now booked directly through the Group’s own brand sites.

The Group estimates that, during 2007, global system rooms sales booked through these reservation systems (which include company reservation centers, global distribution systems and internet reservations) rose by approximately 19% to $6.8 billion, and the proportion of IHG global system rooms sales booked through IHG’s reservation channels increased from 44% to 45%.

Sales and Marketing

IHG targets its sales and marketing expenditure in each region on driving revenue and brand awareness or, in the case of sales investments, targeting segments such as corporate accounts, travel agencies and meeting organizers. The majority of IHG’s sales and marketing expenditure is funded by contractual fees paid by most hotels in the system.

The strategic goals for the global system as a whole include:

•	adding further locations and improving guest satisfaction for its brands;

•	continuing the focus on enrolments in Priority Club Rewards and increasing their share of the total hotel spend;

•	continuing to improve the direct channels; and

•	improving pricing structure.

Global Brands

Brands Overview

The Group’s portfolio includes seven established and diverse brands. These brands cover several market segments and in the case of InterContinental, Crowne Plaza, Holiday Inn and Express, operate internationally.

	December 31, 2007
Brands	Room numbers	Hotels

InterContinental	50,762	149
Crowne Plaza	83,170	299
Holiday Inn	256,699	1,381
Holiday Inn Express	156,531	1,808
Staybridge Suites	13,466	122
Candlewood Suites	16,825	158
Hotel Indigo	1,501	11
Other	6,140	21

Total	585,094	3,949

InterContinental

	Americas	Americas	EMEA	EMEA	Asia Pacific
	total	O & L	total	O & L	total

Average room rate $(1)	169.83	260.63	190.85	449.58	173.22
Room numbers(2)	16,624	1,914	20,012	1,288	14,126

(1)	For the year ended December 31, 2007; quoted at constant US$ exchange rate. Average room rate is for comparable InterContinental hotels.

(2)	As at December 31, 2007.

InterContinental hotels are located in major cities and leisure destinations in over 60 countries. Each hotel offers high-class facilities and services aimed at the discerning business and leisure traveller. The brand strives to provide guests with memorable experiences which also give a sense of each hotel’s location. These hotels blend luxury with a celebration of local culture and heritage which is reflected in everything from décor to dining.

InterContinental hotels are principally managed by the Group. As at December 31, 2007, there were 149 InterContinental hotels which represented 9% of IHG’s total hotel rooms. During 2007, five InterContinental hotels were added to the portfolio while four hotels were removed.

Crowne Plaza

	Americas	EMEA	EMEA	Asia Pacific
	total	total	O & L	total

Average room rate $(1)	115.01	150.73	117.61	100.23
Room numbers(2)	47,893	17,326	233	17,951

(1)	For the year ended December 31, 2007; quoted at constant US$ exchange rate. Average room rate is for comparable Crowne Plaza hotels.

(2)	As at December 31, 2007.

Crowne Plaza is one of the fastest growing upscale hotel brands in the world, located in more than 50 countries. Crowne Plaza offers simple elegance and full-service facilities for business and leisure travellers alike. Mainly sited in principal cities, these hotels offer high quality accommodation for leisure and business travellers who appreciate style, a sociable environment, excellent meeting facilities and state-of-the-art business technology.

The majority of Crowne Plaza hotels are operated under franchise agreements. As at December 31, 2007, there were 299 Crowne Plaza hotels which represented 14% of IHG’s total hotel rooms. During 2007, 38 Crowne Plaza hotels were added to the portfolio while 14 hotels were removed.

Holiday Inn

	Americas	Americas	EMEA	Asia Pacific
	total	O & L	total	total

Average room rate $(1)	95.97	96.04	119.64	81.18
Room numbers(2)	177,999	1,882	52,842	25,858

(1)	For the year ended December 31, 2007; quoted at constant US$ exchange rate. Average room rate is for comparable Holiday Inn hotels.

(2)	As at December 31, 2007.

Friendly service and great value are the hallmarks of the Holiday Inn brand. One of the world’s most recognized brands, Holiday Inn was relaunched in 2007 to improve our ability to meet guest needs for contemporary high-quality and consistent facilities. The relaunch includes a new identity and logo. Aimed at both business travellers and families on holiday, the brand continues to grow around the world.

Holiday Inn hotels are predominantly operated under franchise agreements. As at December 31, 2007, there were 1,381 Holiday Inn hotels which represented 44% of IHG’s total hotel rooms and of which 69% were located in the Americas. During 2007, 69 new Holiday Inn hotels were added to the portfolio, while 83 hotels were removed.

Holiday Inn Express

	Americas	EMEA	Asia Pacific
	total	total	total

Average room rate $(1)	94.10	104.73	72.75
Room numbers(2)	134,551	19,380	2,600

(1)	For the year ended December 31, 2007; quoted at constant US$ exchange rate. Average room rate is for comparable Holiday Inn Express hotels.

(2)	As at December 31, 2007.

Convenience, comfort and value make Holiday Inn Express a popular choice with guests and hotel owners. Contemporary guest rooms and bathrooms, a complimentary breakfast and easily accessible locations make this limited service Holiday Inn an ideal choice for people on the road. Holiday Inn Express was also relaunched in 2007.

Holiday Inn Express hotels are almost entirely operated under franchise agreements. As at December 31, 2007, there were 1,808 Holiday Inn Express hotels worldwide which represented 27% of IHG’s total hotel rooms and of which 86% were located in the Americas. During 2007, 177 new Holiday Inn Express hotels were added to the portfolio, while 55 hotels were removed.

Staybridge Suites

Americas
total

Average room rate $(1)	105.06
Room numbers(2)	13,466

(1)	For the year ended December 31, 2007; quoted at constant US$ exchange rate. Average room rate is for comparable Staybridge Suite’s hotels.

(2)	As at December 31, 2007.

Staybridge Suites is a high-end brand offering guests a home from home for extended hotel stays. Residential in style, they provide studios and suites, kitchens, living rooms and work areas, and high-speed internet access for business and leisure guests. The “Just Like Home” theatre and new buffet kitchen are communal areas where guests can meet and relax. The brand will develop outside the United States during 2008.

The Staybridge Suites brand is principally operated under management contracts and franchise agreements. As at December 31, 2007, there were 122 Staybridge Suites hotels, all located in the Americas, which represented 2% of IHG’s total hotel rooms. During 2007, 25 hotels were added to the portfolio.

Candlewood Suites

Americas
total

Average room rate $(1)	70.14
Room numbers(2)	16,825

(1)	For the year ended December 31, 2007; quoted at constant US$ exchange rate. Average room rate is for comparable Candlewood Suites hotels.

(2)	As at December 31, 2007.

Created for guest stays of a week or longer, Candlewood Suites offer studios and one bedroom suites with well equipped kitchens, spacious work areas and an array of convenient amenities. This extended stay brand continues to grow rapidly in the Americas and recently launched a new bedding collection.

The Candlewood Suites brand is operated under management contracts and franchise agreements. Hospitality Properties Trust (“HPT”) is a major owner of Candlewood Suites properties and the Group manages all 76 of HPT’s Candlewood Suites properties under a 20 year agreement. As at December 31, 2007, there were 158 Candlewood Suites hotels which represented 3% of IHG’s total rooms. During 2007, 29 hotels were added to the portfolio and one was removed.

Hotel Indigo

Hotel Indigo is the industry’s first branded boutique hotel. The brand is aimed at style-conscious guests who want peaceful and affordable luxury combined with all the knowledge, experience and operating systems that an international hotel company can offer. Inspired by lifestyle retailing, it features seasonal changes, inviting service, inspiring artwork, casual dining, airy guest rooms and 24-hour business amenities.

The first Hotel Indigo opened in Atlanta, Georgia in the United States in October 2004. As at December 31, 2007, there were 11 Hotel Indigo hotels with five hotels added to the portfolio during the year.

Americas
total

Average room rate $(1)	116.54
Room numbers(2)	1,501

(1)	For the year ended December 31, 2007; quoted at constant US$ exchange rate. Average room rate is for comparable Hotel Indigo hotels.

(2)	As at December 31, 2007.

Geographical Analysis

Although it has worldwide hotel operations, the Group is most dependent on the Americas for operating profit, reflecting the structure of the branded global hotel market. The Americas region generated 69% of the Group’s continuing operating profit before central overheads and exceptional operating items during 2007.

The geographical analysis, split by number of rooms and operating profit, is set out in the table below.

	Americas	EMEA	Asia Pacific
	(% of total)

Room numbers(1)	70	19	11
Regional operating profit (before central overheads and exceptional operating items)(2)	69	21	10

(1)	As at December 31, 2007.

(2)	For the year ended December 31, 2007.

The following table shows information concerning the geographical locations and ownership of IHG’s hotels as at December 31, 2007.

	Owned and leased		Managed		Franchised		Total
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

Americas
InterContinental	4	1,914	23	8,313	23	6,397	50	16,624
Crowne Plaza	—	—	19	6,620	153	41,273	172	47,893
Holiday Inn	5	1,882	29	9,654	918	166,463	952	177,999
Holiday Inn Express	—	—	1	252	1,614	134,299	1,615	134,551
Staybridge Suites	2	233	41	5,142	79	8,091	122	13,466
Candlewood Suites	—	—	78	9,410	80	7,415	158	16,825
Hotel Indigo	—	—	2	305	9	1,196	11	1,501

Total	11	4,029	193	39,696	2,876	365,134	3,080	408,859

EMEA
InterContinental	3	1,288	53	17,077	6	1,647	62	20,012
Crowne Plaza	1	233	20	5,234	51	11,859	72	17,326
Holiday Inn	—	—	86	15,452	249	37,390	335	52,842
Holiday Inn Express	1	153	12	1,310	169	17,917	182	19,380

Total	5	1,674	171	39,073	475	68,813	651	109,560

Asia Pacific
InterContinental	1	495	28	11,256	8	2,375	37	14,126
Crowne Plaza	—	—	50	15,833	5	2,118	55	17,951
Holiday Inn	1	198	78	23,242	15	2,418	94	25,858
Holiday Inn Express	—	—	10	2,463	1	137	11	2,600
Other	—	—	9	3,320	12	2,820	21	6,140

Total	2	693	175	56,114	41	9,868	218	66,675

Total
InterContinental	8	3,697	104	36,646	37	10,419	149	50,762
Crowne Plaza	1	233	89	27,687	209	55,250	299	83,170
Holiday Inn	6	2,080	193	48,348	1,182	206,271	1,381	256,699
Holiday Inn Express	1	153	23	4,025	1,784	152,353	1,808	156,531
Staybridge Suites	2	233	41	5,142	79	8,091	122	13,466
Candlewood Suites	—	—	78	9,410	80	7,415	158	16,825
Hotel Indigo	—	—	2	305	9	1,196	11	1,501
Other	—	—	9	3,320	12	2,820	21	6,140

Total	18	6,396	539	134,883	3,392	443,815	3,949	585,094

Americas

In the Americas, the largest proportion of rooms is operated under the franchise business model primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the majority of the InterContinental brand is operated under franchise and management agreements. With 3,080 hotels, the Americas represented 78% of the Group’s hotels and 69% of the Group’s continuing operating profit before central costs and exceptional operating items during the year ended December 31, 2007. The key profit producing region is the United States, although IHG is also represented in each of Latin America, Canada, Mexico and the Caribbean.

EMEA

Comprising 651 hotels at the end of 2007, EMEA represented approximately 21% of the Group’s continuing operating profit before central costs and exceptional operating items during the year ended December 31, 2007.

Profits are primarily generated from hotels in the United Kingdom, Continental European gateway cities and the Middle East portfolio.

Asia Pacific

Comprising 218 hotels as at December 31, 2007, Asia Pacific represents approximately 10% of the Group’s operating profit before central costs and exceptional operating items during the year ended December 31, 2007. Greater China is expected to generate significant growth in the hotel and tourism industry over the next decade. As at December 31, 2007 the Group had 81 hotels in Greater China and a further 107 hotels in development.

Room Count and Pipeline

During 2007, the IHG global system (the number of hotels and rooms which are owned, leased, managed or franchised by the Group) increased by 208 hotels (28,848 rooms, or 5.2%) to 3,949 hotels (585,094 rooms). The record growth level was driven, in particular, by continued expansion in the United States, the United Kingdom, China and Japan, resulting in openings of 366 hotels (52,846 rooms). Holiday Inn Express represented 58.7% of the net hotel growth, demonstrating strong market demand in the midscale, limited service sector. The extended stay portfolio, comprising Staybridge Suites and Candlewood Suites hotels, expanded by 53 hotels (5,189 rooms), indicating owner confidence in this sector.

The net decline in the Holiday Inn hotel and room count (14 hotels and 3,771 rooms) primarily reflects IHG’s continued strategy to reinvigorate the Holiday Inn brand through the removal of lower quality, non-brand conforming hotels in the United States. This strategy is further supported by the worldwide brand relaunch of the Holiday Inn brand family, announced in October 2007, which entails the consistent delivery of best-in-class service and physical quality in all Holiday Inn and Holiday Inn Express hotels.

At the end of 2007, the IHG pipeline (contracts signed for hotels and rooms yet to enter the IHG global system) totaled 1,674 hotels (225,872 rooms). In the year, record room signings across all regions of 125,533 rooms led to pipeline growth of 67,881 rooms (or 43.0%). This level of growth demonstrates strong demand for IHG brands across all regions and represents a key driver of future profitability.

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

Americas

The Americas hotel and room count grew by 150 hotels (13,950 rooms) to 3,080 hotels (408,859 rooms). The growth included openings of 274 hotels (31,744 rooms) led by continued demand for Holiday Inn Express of 156 hotels (13,908 rooms). Franchised hotels contributed over 98% of net growth, reflecting the sustained demand for the franchised model. Net growth also included removals of 124 hotels (17,794 rooms), of which Holiday Inn hotels represented 54.0% (69.2% rooms).

The Americas pipeline continued to achieve high growth levels and totaled 1,330 hotels (141,157 rooms) at December 31, 2007. During the year, 75,279 room signings were completed, compared with 61,673 room signings in 2006. These signing levels outpaced the prior year as demand for Holiday Inn and Holiday Inn Express continued to accelerate. Furthermore, the extended stay brands, Staybridge Suites and Candlewood Suites, contributed 24.3% of the region’s room signings.

  EMEA

During 2007, EMEA hotel and room count increased by 28 hotels (2,960 rooms) to 651 hotels (109,560 rooms). The net growth included the opening of 55 hotels (7,956 rooms) and the removal of 27 hotels (4,996 rooms).

System growth was led by openings in the United Kingdom of 22 hotels (2,522 rooms). Holiday Inn was the largest contributor of room openings, adding over 50% of the region’s total.

The pipeline in EMEA increased by 44 hotels (10,832 rooms) to 187 hotels (32,889 rooms). The growth included a record level of 19,153 room signings, driven by exceptional demand in the Middle East, particularly in the United Arab Emirates and Saudi Arabia. Across the region, sustained demand for the Holiday Inn brand led to 6,004 room signings during the year whilst the region also experienced a significant increase in room signings for the InterContinental and Crowne Plaza brands. The EMEA pipeline included 10 Staybridge Suites hotels (1,229 rooms), of which the first hotels are expected to open in the United Kingdom and the Middle East during 2008.

  Asia Pacific

Asia Pacific hotel and room count increased by 30 hotels (11,938 rooms) to 218 hotels (66,675 rooms). The net growth included 16 hotels (7,827 rooms) in Greater China reflecting continued expansion in one of IHG’s strategic markets, together with 15 hotels (3,542 rooms) in Japan that joined the system as part of the IHG ANA joint venture.

The pipeline in Asia Pacific increased by 71 hotels (21,577 rooms) to 157 hotels (51,826 rooms). Demand in the Greater China market continued throughout the year and represented 82.3% of the region’s room signings. From a brand perspective, Crowne Plaza attracted significant interest, contributing over half of the total room signings.

FIGURE 4

	Hotels			Rooms
			Change			Change
Global hotel and room count at December 31	2007	2006	over 2006	2007	2006	over 2006

Analyzed by brand:
InterContinental	149	148	1	50,762	49,599	1,163
Crowne Plaza	299	275	24	83,170	75,632	7,538
Holiday Inn	1,381	1,395	(14)	256,699	260,470	(3,771)
Holiday Inn Express	1,808	1,686	122	156,531	143,582	12,949
Staybridge Suites	122	97	25	13,466	10,953	2,513
Candlewood Suites	158	130	28	16,825	14,149	2,676
Hotel Indigo	11	6	5	1,501	893	608
Other	21	4	17	6,140	968	5,172

Total	3,949	3,741	208	585,094	556,246	28,848

Analyzed by ownership type:
Owned and leased	18	25	(7)	6,396	8,460	(2,064)
Managed	539	512	27	134,883	125,214	9,669
Franchised	3,392	3,204	188	443,815	422,572	21,243

Total	3,949	3,741	208	585,094	556,246	28,848

FIGURE 5

	Hotels			Rooms
			Change			Change
Global pipeline at December 31	2007	2006	over 2006	2007	2006	over 2006

Analyzed by brand:
InterContinental	62	36	26	20,013	13,211	6,802
Crowne Plaza	118	60	58	36,362	17,113	19,249
Holiday Inn	365	299	66	56,945	44,774	12,171
Holiday Inn Express	712	574	138	70,142	55,520	14,622
Staybridge Suites	157	120	37	17,150	12,605	4,545
Candlewood Suites	207	128	79	18,605	11,723	6,882
Hotel Indigo	52	24	28	6,565	3,045	3,520
Other	1	—	1	90	—	90

Total	1,674	1,241	433	225,872	157,991	67,881

Analyzed by ownership type:
Managed	247	139	108	71,814	41,648	30,166
Franchised	1,427	1,102	325	154,058	116,343	37,715

Total	1,674	1,241	433	225,872	157,991	67,881

Seasonality

Although the performance of individual hotels and geographic markets might be highly seasonal due to a variety of factors such as the tourist trade and local economic conditions, the geographical spread of the Group’s hotels in nearly 100 countries and the relative stability of the income stream from management and franchising activities diminish the effect of seasonality on the results of the Group.

Competition

The Group’s hotels compete with a wide range of facilities offering various types of lodging options and related services to the public. The competition includes several large and moderate sized hotel chains offering upper, mid and lower priced accommodation and also includes independent hotels in each of these market segments, particularly outside of North America where the lodging industry is much more fragmented. Major hotel chains which compete with the Group include Marriott International, Inc., Starwood Hotels & Resorts Worldwide, Inc., Choice Hotels International, Inc., Best Western International, Inc., Hilton Hotels Corporation, Wyndham Worldwide, Four Seasons Hotels Inc. and Accor S.A.

Key Relationships

IHG maintains effective business relationships across all aspects of its operations. The Group’s operations are not dependent upon any single customer, supplier or hotel owner due to the extent of its brands, market segments and geographical coverage. For example, IHG’s largest third-party hotel owner controls less than 4% of the Group’s total room count.

To promote effective owner relationships, the Group’s management meets with owners of IHG branded hotels on a regular basis. In addition, IHG has an important relationship with the IAHI — The Owners’ Association (“IAHI”). The IAHI is an independent worldwide association for owners of the Crowne Plaza, Holiday Inn, Holiday Inn Express, Hotel Indigo, Staybridge Suites and Candlewood Suites brands. IHG and the IAHI work together to support and facilitate the continued development of IHG’s brands and systems, with specific emphasis during 2007 on the relaunch of the Holiday Inn brand family. Additionally, IHG and the IAHI began working together to develop and facilitate key corporate responsibility initiatives within the Group’s brands.

Many jurisdictions and countries regulate the offering of franchise agreements and recent trends indicate an increase in the number of countries adopting franchise legislation. As a significant percentage of the Group’s revenues is derived from franchise fees, the Group’s continued compliance with franchise legislation is important to the successful deployment of the Group’s strategy.

RevPAR

The following tables present RevPAR statistics for the years ended December 31, 2007 and 2006. RevPAR is a key performance indicator which measures underlying hotel revenue with year-on-year performance being measured by the RevPAR movement against the prior year.

Owned and leased, managed and franchised statistics are for comparable hotels, and include only those hotels in the IHG system as of December 31, 2007 and owned and leased, managed or franchised by the Group since January 1, 2006.

The comparison with 2006 is at constant US$ exchange rates.

	Owned & leased				Managed				Franchised
			Change vs				Change vs				Change vs
	2007	2006	2006		2007	2006	2006		2007	2006	2006

Americas
InterContinental
Occupancy	83.6%	81.7%	1.9	%pts	70.5%	68.0%	2.5	%pts	64.7%	64.9%	(0.2	)%pts
Average daily rate	$260.63	$241.21	8.05%		$172.28	$161.33	6.79%		$126.53	$116.51	8.60%
RevPAR	$217.86	$196.97	10.61%		$121.51	$109.64	10.83%		$81.87	$75.64	8.24%
Crowne Plaza
Occupancy	0	0	0		74.9%	74.7%	0.2	%pts	64.1%	63.0%	1.1	%pts
Average daily rate	0	0	0		$142.46	$133.33	6.85%		$109.16	$103.22	5.75%
RevPAR	0	0	0		$106.71	$99.55	7.19%		$69.96	$65.00	7.63%
Holiday Inn
Occupancy	72.9%	69.2%	3.7	%pts	68.9%	67.6%	1.3	%pts	63.1%	63.5%	(0.4	)%pts
Average daily rate	$96.04	$93.67	2.53%		$106.53	$100.86	5.62%		$95.26	$90.52	5.24%
RevPAR	$70.01	$64.79	8.06%		$73.45	$68.19	7.71%		$60.12	$57.44	4.67%
Holiday Inn Express
Occupancy	0	0	0		75.8%	74.8%	1.0	%pts	68.1%	68.7%	(0.6	)%pts
Average daily rate	0	0	0		$148.58	$133.55	11.25%		$93.96	$87.32	7.60%
RevPAR	0	0	0		$112.67	$99.91	12.77%		$63.98	$59.95	6.72%
Staybridge Suites
Occupancy	73.7%	74.8%	(1.1	)%pts	74.9%	76.5%	(1.6	)%pts	73.4%	73.3%	0.1	%pts
Average daily rate	$100.56	$94.61	6.29%		$108.83	$104.53	4.11%		$101.81	$96.24	5.79%
RevPAR	$74.12	$70.73	4.79%		$81.56	$79.92	2.05%		$74.77	$70.53	6.01%
Candlewood Suites
Occupancy	0	0	0		74.5%	75.7%	(1.2	)%pts	66.3%	69.2%	(2.9	)%pts
Average daily rate	0	0	0		$69.81	$66.50	4.98%		$71.14	$68.99	3.12%
RevPAR	0	0	0		$52.02	$50.31	3.40%		$47.19	$47.71	(1.09)%
Hotel Indigo
Occupancy	0	0	0		68.4%	66.3%	2.1	%pts	53.2%	41.1%	12.1	%pts
Average daily rate	0	0	0		$142.78	$143.74	(0.67)%		$88.12	$78.37	12.44%
RevPAR	0	0	0		$97.72	$95.25	2.59%		$46.89	$32.25	45.40%

	Owned & leased				Managed				Franchised
			Change vs				Change vs				Change vs
	2007	2006	2006		2007	2006	2006		2007	2006	2006

EMEA
InterContinental
Occupancy	81.7%	79.2%	2.5	%pts	68.4%	65.3%	3.1	%pts	67.1%	64.5%	2.6	%pts
Average daily rate	$449.58	$406.56	10.58%		$176.96	$164.13	7.82%		$281.93	$242.64	16.19%
RevPAR	$367.30	$322.17	14.01%		$121.06	$107.18	12.95%		$189.31	$156.44	21.01%
Crown Plaza
Occupancy	70.9%	70.1%	0.8	%pts	78.5%	77.2%	1.3	%pts	69.6%	68.6%	1.0	%pts
Average daily rate	$117.61	$122.04	(3.63)%		$169.52	$153.74	10.26%		$141.89	$135.03	5.08%
RevPAR	$83.43	$85.60	(2.54)%		$133.01	$118.71	12.05%		$98.79	$92.67	6.60%
Holiday Inn
Occupancy	0	0	0		74.5%	73.9%	0.6	%pts	67.6%	66.3%	1.3	%pts
Average daily rate	0	0	0		$127.69	$120.05	6.36%		$115.87	$110.27	5.08%
RevPAR	0	0	0		$95.07	$88.73	7.15%		$78.38	$73.10	7.22%
Holiday Inn Express
Occupancy	72.5%	70.1%	2.4	%pts	68.3%	63.5%	4.8	%pts	73.8%	72.8%	1.0	%pts
Average daily rate	$81.92	$84.81	(3.41)%		$87.88	$82.29	6.79%		$106.19	$101.78	4.33%
RevPAR	$59.39	$59.49	(0.17)%		$60.02	$52.28	14.80%		$78.34	$74.04	5.81%

	Owned & leased				Managed				Franchised
			Change vs				Change vs				Change vs
	2007	2006	2006		2007	2006	2006		2007	2006	2006

Asia Pacific
InterContinental
Occupancy	69.9%	72.5%	(2.6	)%pts	73.8%	70.2%	3.6	%pts	73.2%	70.8%	2.4	%pts
Average daily rate	$377.22	$339.09	11.24%		$154.45	$150.48	2.64%		$184.82	$157.63	17.25%
RevPAR	$263.77	$245.88	7.28%		$114.03	$105.68	7.90%		$135.32	$111.60	21.25%
Crowne Plaza
Occupancy	0	0	0		75.7%	75.3%	0.4	%pts	84.9%	85.4%	(0.5	)%pts
Average daily rate	0	0	0		$97.60	$92.57	5.43%		$120.67	$108.69	11.02%
RevPAR	0	0	0		$73.87	$69.67	6.03%		$102.41	$92.80	10.36%
Holiday Inn
Occupancy	76.7%	78.6%	(1.9	)%pts	76.0%	75.7%	0.3	%pts	71.1%	70.8%	0.3	%pts
Average daily rate	$116.17	$106.32	9.26%		$81.87	$75.43	8.54%		$72.78	$68.49	6.26%
RevPAR	$89.16	$83.56	6.70%		$62.22	$57.13	8.91%		$51.72	$48.48	6.68%
Holiday Inn Express
Occupancy	0	0	0		84.9%	82.7%	2.2	%pts	55.4%	65.4%	(10.0	)%pts
Average daily rate	0	0	0		$75.05	$67.58	11.05%		$56.47	$53.52	5.51%
RevPAR	0	0	0		$63.68	$55.88	13.96%		$31.28	$35.01	(10.65)%
Other
Occupancy	0	0	0		59.3%	56.4%	2.9	%pts	0	0	0
Average daily rate	0	0	0		$119.27	$113.80	4.81%		0	0	0
RevPAR	0	0	0		$70.74	$64.22	10.15%		0	0	0

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

Six Continents Limiteda

Hotel Inter-Continental London Limiteda

Six Continents Hotels, Inc.b

InterContinental Hotels Corporationb

Barclay Operating Corporationb

IHG Resources Inc.b

InterContinental Hong Kong Limitedc

Société Nouvelle du-Grand Hotel, SAd

(a)	Incorporated in Great Britain and registered in England and Wales.

(b)	Incorporated in the United States.

(c)	Incorporated in Hong Kong.

(d)	Incorporated in France.

PROPERTY, PLANT AND EQUIPMENT

Group companies own and lease properties throughout the world. The table below analyzes the net book value of land and buildings (excluding assets classified as held for sale) at December 31, 2007. Approximately 37% of the properties by value were directly owned, with 53% held under leases having a term of 50 years or longer.

	Europe,
Net book value of land and buildings as	the Middle East
at December 31, 2007	and Africa	Americas	Asia Pacific	Total
	(£ million)

Hotels	318	251	166	735

Group properties comprise hotels. Approximately 85% of the Group’s property values relate to the top five owned and leased hotels (in terms of value) of a total of 18 hotels.

At December 31, 2007, a previously recorded impairment charge of £3 million was reversed following an impairment review of hotel assets based on current market conditions.

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

The Group has a wide range of environmental responsibilities and a unique opportunity to lead the world’s hospitality industry in environmental innovation.

As IHG pursues its strategic growth and continues to develop its environmental practice, the Group aims to minimise negative effects on the environment. The Group is committed to providing updated information to stakeholders on:

•	developments in global environmental policy;
•	how it establishes management responsibility and accountability for environmental performance;
•	how it evaluates and manages the Group’s hotels’ environmental footprint;
•	new projects and developments; and
•	performance benchmarking against best practice.

In 2006 IHG improved data collection and reporting to increase energy efficiency. The Group’s hotels already take steps to conserve resources, including energy and water, and to manage waste and recycling effectively. In 2007, these achievements were benchmarked across the Group’s business so that clear targets for improvement can be set.

The Group’s immediate priorities for action are environmental management and support for the communities in which it operates. The travel and tourism industry is coming under increasing pressure to address its impact on the environment and society and become more sustainable. Addressing this challenge is a priority.

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

The Group accepts that there are actions that hotel operators can take to minimise travel and tourism’s negative effects still further. The following new initiatives were launched in 2007:

•	an online tool which will enable IHG to measure its water, waste and energy across the globe was piloted;
•	a carbon and environmental footprint, the first by a major hotel group was completed;
•	compact fluorescent light bulbs were distributed as replacements for incandescent bulbs. It is estimated that this initiative will result in over $2 million of annual energy savings; and
•	a range of environmental initiatives were implemented at IHG’s corporate offices, including recycling and improved waste management.

IHG encourages owners and guests to support these activities.

IHG will continue to concentrate its efforts on supporting local communities and seek to develop protocols to assess the responsible management of our supply chain.

IHG has developed a more integrated corporate responsibility (“CR”) strategy and created a global team, representing all parts of the business, to manage the CR agenda and to develop detailed future plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

Business and Overview

InterContinental Hotels Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo, with 3,949 franchised, managed, owned and leased hotels and 585,094 guest rooms in nearly 100 countries as at December 31, 2007. The Group also manages the hotel loyalty program, Priority Club Rewards.

The Group’s revenue and earnings are derived from (i) hotel operations, which include operation of the Group’s owned hotels, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and franchise and other fees paid under franchise agreements and (ii) until December 14, 2005, the manufacture and distribution of soft drinks.

Operational Performance

For the year ended December 31, 2007, the Hotels business reported growth in all regions at the revenue and operating profit lines for continuing operations. The growth was driven by strong underlying RevPAR gains across all regions, hotel expansion in key markets and profit uplift from owned and leased assets.

The performance of the Hotels business is evaluated primarily on a regional basis. The regional operations are split by similar product or services: franchise agreement, management contract, and owned and leased operations. All three income types are affected by occupancy and room rates achieved by hotels, the ability to manage costs and the change in the number of available rooms through acquisition, development and disposition. Results are also impacted by economic conditions and capacity. The Group’s segmental results are shown before exceptional operating items, interest expense, interest income and income taxes.

The Group believes the period-over-period movement in RevPAR to be a meaningful indicator for the performance of the Hotels business.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expense during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those relating to revenue recognition, bad debts, investments, property, plant and equipment, goodwill and intangible assets, income taxes, guest program liability, self insurance claims payable, restructuring costs, retirement benefits and contingencies and litigation.

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

The Company’s critical accounting policies are set out below.

Revenue recognition

Revenue is derived from the following sources: owned and leased properties; management fees; franchise fees and other revenues which are ancillary to the Company’s operations.

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

The Company participates in three funds established to collect and administer assessments from hotel owners for specific use in marketing, the Priority Club loyalty program and the global reservation system. The Company acts, in substance, as an agent with regard to the funds and all assessments are designated for specific purposes and result in no profit for the Group. Accordingly, the revenues, expenses and cash flows of the funds are not included in the Consolidated Income Statement or Consolidated Cash Flow Statement.

Goodwill, intangible assets, and property, plant and equipment

Goodwill arising on acquisitions prior to October 1, 1998 was eliminated against equity. From October 1, 1998 to December 31, 2003, acquired goodwill was capitalized and amortized over a period not exceeding 20 years. Since January 1, 2004, goodwill continued to be capitalized but amortization ceased as at that date, replaced by an impairment review on an annual basis or more frequently if there are indicators of impairment. Goodwill is allocated to cash-generating units for impairment testing purposes.

Intangible assets and property, plant and equipment are capitalized and amortized over their expected useful lives, and reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. Assets that do not generate independent cash flows are combined into cash-generating units.

The impairment testing of individual assets or cash-generating units requires an assessment of the recoverable amount of the asset or cash-generating unit. If the carrying value of the asset or cash-generating unit exceeds its estimated recoverable amount, the asset or cash-generating unit is written down to its recoverable amount. Recoverable amount is the greater of fair value less cost to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The outcome of such an assessment is subjective, and the result sensitive to the assumed future cashflows to be generated by the assets and discount rates applied in calculating the value in use, both of which will be dependent on the type of asset and its location. Any impairment arising is charged to the income statement.

Income taxes

The Company provides for deferred tax in accordance with IAS 12 “Income Taxes” in respect of temporary differences between the tax base and carrying value of assets and liabilities including accelerated capital allowances, unrelieved tax losses, unremitted profits from overseas where the Company does not control remittance, gains rolled over into replacement assets, gains on previously revalued properties and other short-

term temporary differences. Deferred tax assets are recognized to the extent that it is regarded as probable that the deductible temporary differences can be realized. The Company estimates deferred tax assets and liabilities based on current tax laws and rates, and in certain cases, business plans. Changes in these estimates may affect the amount of deferred tax liabilities or the valuation of deferred tax assets.

Accruals for tax contingencies require judgments on the expected outcome of tax exposures which may be subject to significant uncertainty, and therefore the actual results may vary from expectations resulting in adjustments to contingencies and cash tax settlements.

Loyalty program

The hotel loyalty program, Priority Club Rewards enables members to earn points, funded through hotel assessments, during each stay at an InterContinental Hotels Group hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables in the consolidated balance sheet and is estimated using actuarial methods based on statistical formulas that project the timing of future point redemptions based on historical levels to give eventual redemption rates and points values. The future redemption liability amounted to £212 million at December 31, 2007.

Pensions and other post-employment benefit plans

Accounting for pensions and other post-employment benefit plans requires the Company to make assumptions including, but not limited to, future asset returns, discount rates, rates of inflation, life expectancies and health care costs. The use of different assumptions, in any of the above calculations, could have a material effect on the accounting values of the relevant assets and liabilities which could result in a material change to the cost of such liabilities as recognized in the income statement over time. These assumptions are subject to periodic review. A sensitivity analysis to changes in various assumptions is included in Note 3 of Notes to the Consolidated Financial Statements.

OPERATING RESULTS

Accounting Principles

The following discussion and analysis is based on the Consolidated Financial Statements of the Company, which are prepared in accordance with IFRS.

For the year ended December 31, 2007 the results include exceptional items totaling a net credit of £76 million (2006 £238 million, 2005 £297 million). For comparability of the periods presented, some performance indicators in this Operating and Financial Review and Prospects discussion have been calculated after eliminating these exceptional items. Such indicators are prefixed with “adjusted”. A reconciliation to the amounts under IFRS including such exceptional items is included in Note 5 of Notes to the Consolidated Financial Statements.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	(£ million)

GROUP RESULTS
Revenue:
Continuing operations
Hotels	883	786	697
Discontinued operations
Hotels	40	174	542
Soft Drinks	—	—	671

Total revenue	923	960	1,910

Operating profit before exceptional operating items:
Continuing operations
Hotels	237	200	175
Discontinued operations
Hotels	8	31	94
Soft Drinks	—	—	70

Total operating profit before exceptional operating items	245	231	339
Exceptional operating items	30	27	(22)

Operating profit	275	258	317
Net financial expenses	(45)	(11)	(33)

Profit before tax	230	247	284
Tax	(15)	41	(80)

Profit after tax	215	288	204
Gain on disposal of assets, net of tax	16	117	311

Profit available for the year	231	405	515

Earnings per ordinary share:
Basic	72.2p	104.1p	95.2p
Adjusted	48.4p	42.9p	38.2p
Adjusted — continuing operations	46.9p	38.0p	23.2p

Year ended December 2007 compared with year ended December 2006

IHG revenue from continuing operations for the year ended December 31, 2007 was £883 million (2006 £786 million). Operating profit before exceptional operating items from continuing operations for the year ended December 31, 2007 was £237 million (2006 £200 million). The growth was driven by strong underlying RevPAR gains across all regions, hotel expansion in key markets and profit uplift from owned and leased assets.

Including discontinued operations, total revenue decreased by 3.9% to £923 million whilst operating profit before exceptional operating items increased by 6.1% to £245 million, reflecting the year-on-year impact of asset disposals. Discontinued operations represent the results from operations that have been sold, or are held for sale, and where there is a coordinated plan to dispose of the operations under IHG’s asset disposal programme, including owned and leased hotels in the United States and Continental Europe that have been sold or placed on the market from January 1, 2006.

As the weighted average US dollar exchange rate to sterling has weakened during 2007 (2007 $2.01: £1, 2006 $1.84: £1), growth rates for results expressed in US dollars are higher than those in sterling. Continuing operating profit before exceptional items was $474 million, ahead of 2006 by 29.2%. Including discontinued operations, operating profit before exceptional items was $491 million, 15.8% higher than 2006. Translated at constant currency, applying 2006 exchange rates, continuing revenue increased by 19.6% and continuing operating profit increased by 30.0%.

Exceptional operating items

Exceptional operating items of £30 million included an £18 million gain on the sale of financial assets and an £11 million gain on the sale of associate investments.

Exceptional operating items are treated as exceptional items by reason of their size or nature and are excluded from the calculation of adjusted earnings per share in order to provide a more meaningful comparison of performance.

Net financial expenses

Net financial expenses increased from £11 million in 2006 to £45 million in 2007, as a result of higher debt levels following payment of the £709 million special dividend in June 2007.

Financing costs included £10 million (2006 £10 million) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded. Financing costs in 2007 also included £9 million (2006 £4 million) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on profit before tax, excluding the impact of exceptional items, was 22% (2006 24%). By also excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 36% (2006 36%). Prior year items relate, primarily, to the adjustment of prior year tax accruals in line with filed tax returns and the release of provisions relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired. This rate is higher than the UK statutory rate of 30% due mainly to certain overseas profits (particularly in the United States) being subject to statutory rates higher than the UK statutory rate and disallowable expenses.

Taxation within exceptional items totaled a credit of £30 million (2006 £94 million credit) in respect of continuing operations. This represented, primarily, the release of exceptional provisions relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired. In 2006, taxation exceptional items, in addition to such provision releases, included £12 million for the recognition of a deferred tax asset in respect of tax losses.

Net tax paid in 2007 totaled £69 million (2006 £49 million) including £32 million (2006 £6 million) in respect of disposals.

Earnings per share

Basic earnings per share in 2007 were 72.2 pence, compared with 104.1 pence in 2006. Adjusted earnings per share were 48.4 pence, against 42.9 pence in 2006. Adjusted continuing earnings per share were 46.9 pence, 23.4% up on last year.

Highlights for the year ended December 31, 2007

The following is a discussion of the year ended December 31, 2007 compared with the year ended December 31, 2006.

Continuing Hotels Results

	Year ended	Year ended
	December 31,	December 31,
	2007	2006	Change
	(£ million)%

Revenue:
Americas	450	422	6.6
EMEA	245	198	23.7
Asia Pacific	130	111	17.1
Central	58	55	5.5

	883	786	12.3

Operating profit before exceptional operating items:
Americas	220	215	2.3
EMEA	67	37	81.1
Asia Pacific	31	29	6.9
Central	(81)	(81)	—

	237	200	18.5

Revenue from continuing operations increased by 12.3% to £883 million and continuing operating profit increased by 18.5% to £237 million during the 12 months ended December 31, 2007. The growth was driven by strong underlying RevPAR gains across all regions, hotel expansion in key markets and profit uplift from owned and leased assets. Furthermore, strong revenue conversion led to a 1.4 percentage point increase in continuing operating profit margins to 26.8%.

Americas

Continuing Americas Results

	Year ended	Year ended
	December 31,	December 31,
	2007	2006	Change
	($ million)%

Revenue:
Owned and leased	257	192	33.9
Managed	156	143	9.1
Franchised	489	443	10.4

	902	778	15.9

Operating profit before exceptional operating items:
Owned and leased	40	22	81.8
Managed	41	50	(18.0)
Franchised	425	382	11.3

	506	454	11.5
Regional overheads	(66)	(59)	(11.9)

Total $ million	440	395	11.4

Sterling equivalent £ million(i)	220	215	2.3

(i)	The results have been translated into pounds sterling at weighted average rates of exchange for the year. The translation rates are fiscal 2007: £1 = $2.01 (2006 £1 = $1.84).

Revenue and operating profit from continuing operations increased by 15.9% to $902 million and 11.4% to $440 million respectively.

The region achieved healthy RevPAR growth across all ownership types and RevPAR premiums to the US market segments for hotels operating under the InterContinental, Crowne Plaza, Holiday Inn and Holiday Inn Express brands. During the fourth quarter, consistent with the US market, the region was impacted by a marginal softening in RevPAR growth due to a slight decline in occupancy levels.

Continuing owned and leased revenue increased by 33.9% to $257 million and operating profit increased by 81.8% to $40 million. Positive underlying trading was driven by RevPAR growth of 9.7%, led by the InterContinental brand with growth of 10.6%. The results were favourably impacted by trading performance at the InterContinental Boston which became fully operational during the first half of the year (year-on-year profit increase of $11 million) and trading at the InterContinental New York where robust market conditions lifted average occupancy levels to over 90%.

Managed revenues increased by 9.1% to $156 million during the year, driven by strong RevPAR growth, particularly in Latin America where rate-led RevPAR growth exceeded 20%. Robust brand performance resulted in RevPAR growth premiums, compared to respective US market segments, for InterContinental, Crowne Plaza and Holiday Inn. Growth in the extended stay segment was impacted by an increase in market supply. Managed revenues included $86 million (2006 $80 million) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

Managed operating profit decreased by 18.0% to $41 million, including $6 million (2006 $9 million) from managed properties held as operating leases. The decline in profit principally reflects increased revenue investment to support growth in contract signings, the impact of fewer hotels under management contracts following the restructuring of the FelCor agreement in 2006, foreign exchange losses in Latin America and lower ancilliary revenues together with higher costs at one of the hotels held as an operating lease. These items reduced operating profit margins in the managed estate by 8.7 percentage points to 26.3% and reduced continuing operating profit margins in the region by 2.0 percentage points to 48.8%.

Franchised revenue and operating profit increased by 10.4% to $489 million and 11.3% to $425 million respectively, compared to 2006. The increase was driven by RevPAR growth of 5.8%, net room count growth of 4.0% and fees associated with growth in signings.

Regional overheads were affected positively in 2006 by lower claims in the Group-funded employee healthcare programme. Excluding this, regional overheads were in line with the prior period.

Europe, Middle East and Africa

Continuing EMEA Results

	Year ended	Year ended
	December 31,	December 31,
	2007	2006	Change
	(£ million)%

Revenue:
Owned and leased	121	92	31.5
Managed	84	71	18.3
Franchised	40	35	14.3

	245	198	23.7

Operating profit before exceptional operating items:
Owned and leased	17	(4)	525.0
Managed	43	37	16.2
Franchised	29	24	20.8

	89	57	56.1
Regional overheads	(22)	(20)	(10.0)

Total £ million	67	37	81.1

Dollar equivalent $ million(i)	134	69	94.2

(i)	The results have been translated into US dollars at weighted average rates of exchange for the year. The translation rates are fiscal 2007: $1 = £0.50 (2006: $1 = £0.54).

Revenue and operating profit from continuing operations increased by 23.7% to £245 million and 81.1% to £67 million, respectively.

During the year, the region achieved RevPAR growth of 8.6% driven by substantial gains across all brands and ownership types. From a regional perspective, RevPAR levels benefited from the positive market conditions in the Middle East, France and the United Kingdom. The region’s continuing operating profit margins increased by 8.6 percentage points to 27.3% as a result of improved revenue conversion in the owned and leased portfolio and increased scalability in the franchised operations.

In the owned and leased estate, continuing revenue increased by 31.5% to £121 million as a result of trading at the InterContinental London Park Lane which became fully operational during the first half of 2007, together with strong rate-led RevPAR growth at the InterContinental Paris Le Grand. Effective revenue conversion led to an increase in continuing operating profit of £21 million to £17 million, including operating profit growth of £14 million at the InterContinental London Park Lane.

EMEA managed revenues increased by 18.3% to £84 million and operating profit increased by 16.2% to £43 million. The growth was driven by management contracts negotiated in 2006 as part of the hotel disposal programme in Europe and strong underlying trading in markets such as the Middle East, the United Kingdom, Spain and Russia.

Franchised revenue and operating profit increased by 14.3% to £40 million and 20.8% to £29 million respectively. The growth was principally driven by RevPAR gains and room count expansion in the United Kingdom and Continental Europe.

Asia Pacific

Continuing Asia Pacific Results

	Year ended	Year ended
	December 31,	December 31,
	2007	2006	Change
	($ million)%

Revenue:
Owned and leased	145	131	10.7
Managed	99	65	52.3
Franchised	16	8	100.0

	260	204	27.5

Operating profit before exceptional operating items:
Owned and leased	36	31	16.1
Managed	46	39	17.9
Franchised	6	5	20.0

	88	75	17.3
Regional overheads	(25)	(23)	(8.7)

Total $ million	63	52	21.2

Sterling equivalent £ million(i)	31	29	6.9

(i)	The results have been translated into pounds sterling at weighted average rates of exchange for the year. The translation rates are fiscal 2007: £1 = $2.01 (2006 £1 = $1.84).

Asia Pacific revenue increased by 27.5% to $260 million whilst operating profit increased by 21.2% to $63 million.

The region achieved strong RevPAR growth across all brands and ownership types and continued its strategic expansion in China and Japan. Strong growth in total profit was achieved; however, revenue conversion was impacted by continued investment to support expansion, resulting in a 1.3 percentage point reduction in operating profit margins to 24.2%.

In the owned and leased estate, revenue increased by 10.7% to $145 million due to the combined impact of strong room and food and beverage trading at the InterContinental Hong Kong, despite the impact of renovation works throughout a significant part of the year. The hotel’s revenue growth combined with profit margin gains drove the estate’s operating profit growth of 16.1% to $36 million.

Managed revenues increased by 52.3% to $99 million as a result of the full year contribution from the hotels which joined the system in 2006 as part of the IHG ANA joint venture in Japan, continued organic expansion in China and solid RevPAR growth across Southern Asia and Australia. Operating profit increased by 17.9% to $46 million as revenue gains were offset by integration and ongoing costs associated with the ANA joint venture and continued infrastructure investment in China.

Franchised revenues doubled from £8 million to $16 million, primarily driven by hotels in the IHG ANA joint venture. Similar to the managed operations, growth in profitability was impacted by ANA integration and ongoing costs.

Regional overheads increased by $2 million to $25 million primarily as a result of investments in technology and corporate infrastructure in China and Japan and included the favourable impact of a legal settlement.

Central

	Year ended	Year ended
	December 31,	December 31,
	2007	2006	Change
	(£ million)%

Revenue	58	55	5.5
Gross central costs	(139)	(136)	2.2

Net central costs £ million	(81)	(81)	—

Dollar equivalent $ million(i)	(163)	(149)	9.4

(i)	The results have been translated into US dollars at weighted average rates of exchange for the year. The translation rates are fiscal 2007: $1 = £0.50 (2006 $1 = £0.54).

During 2007, net central costs were flat on 2006 but increased in line with inflation when translated at constant currency exchange rates.

Highlights for the 12 months ended December 31, 2006

The following is a discussion of the year ended December 31, 2006 compared with the year ended December 31, 2005.

Group results

Revenue from continuing operations increased by 12.8% to £786 million and continuing operating profit increased by 14.3% to £200 million during the 12 months ended December 31, 2006

Americas

Revenue and operating profit from continuing operations increased by 13.2% to $778 million and 16.2% to $395 million respectively during 2006. Underlying trading performance across all ownership types was strong, although the pace of RevPAR growth achieved in the first half of the year was not maintained throughout the second half of the year.

Continuing owned and leased revenue increased by 6.7% to $192 million. Owned and leased InterContinental branded hotels achieved RevPAR growth in excess of 13% over 2005, driven by gains in both daily rates and occupancy levels. The owned and leased results were impacted, as expected, by a $6 million loss at the recently opened InterContinental Boston. Excluding this loss, the combined impact of RevPAR growth and operating efficiencies led to a 7.7% increase in operating profit from continuing owned and leased hotels.

Managed revenues increased by 21.2% to $143 million during the year as a result of strong underlying trading, restructured management agreements, an increased number of hotels under management contracts and the full year benefit of contracts negotiated during 2005 as part of the hotel disposal programme. RevPAR growth in the managed hotels was strong across most brands. Holiday Inn growth levels were impacted during the fourth quarter by hotel refurbishments (nine of the 28 hotels). Managed revenues include $80 million (2005 $70 million) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts. Managed operating profit increased by 38.9% to $50 million including $9 million (2005 $9 million) from the managed properties held as operating leases and $3 million from the receipt of business interruption proceeds following hurricane damage in 2005. As a consequence of the 2005 hurricane season, ongoing insurance costs increased significantly, reducing managed operating profit in 2006 by an incremental $3 million.

Franchised revenue and operating profit increased by 13.9% to $443 million and 12.4% to $382 million respectively, driven by RevPAR growth of 9.2%, net room count growth of 4% and fees associated with record levels of signings. The RevPAR gains were achieved across all brands despite high prior year comparables. Holiday Inn Express and Crowne Plaza both reported double digit RevPAR growth, driven by higher daily rates.

The Americas regional overheads were 4.8% lower in 2006, primarily as a result of lower claims in the Group-funded employee healthcare programme.

Europe, Middle East and Africa

Revenue from continuing operations of £198 million was 3.1% ahead of 2005 whilst continuing operating profit increased by 12.1% to £37 million.

In the owned and leased estate, continuing revenues declined by £10 million to £92 million as a result of the major refurbishment at the InterContinental London Park Lane. The hotel reopened in November 2006 following a 13 month closure and did not become fully operational until July 2007. Excluding the impact of the InterContinental London Park Lane in 2005 and 2006, the continuing owned and leased operating profit increased by £4 million, driven by enhanced trading performance at the InterContinental Paris Le Grand where RevPAR growth was more than 25% over 2005.

Managed revenues and operating profit increased by 29.1% to £71 million and 19.4% to £37 million respectively. The growth was driven by the impact of management contracts negotiated in 2005 and 2006 as part of the hotel disposal programme in the United Kingdom and Europe, together with strong RevPAR growth in key regions including Continental Europe and the Middle East.

Franchised revenue of £35 million was in line with 2005 revenues, whilst operating profit decreased by £2 million to £24 million. The prior year included £7 million in liquidated damages for the termination of franchise contracts in South Africa. Excluding the impact of this, franchised operating profit increased by 26.3% as a result of strong RevPAR growth across the United Kingdom and Continental Europe and increased room count. The increased room count was driven by the negotiation of franchise contracts in Continental Europe as part of the hotel disposal programme and further expansion in the region.

Asia Pacific

Revenue and operating profit from continuing operations increased by 28.3% to $204 million and 33.3% to $52 million respectively during 2006.

Continuing owned and leased operating profit increased by 55.0% to $31 million driven by trading at the InterContinental Hong Kong which achieved rate-led RevPAR growth of over 30.0%. The hotel also benefited from a rooms refurbishment programme and the prior year repositioning of its food and beverage operations.

The managed estate achieved revenue growth of 44.4%, increasing from $45 million to $65 million, due to the retention of management contracts on the 10 owned and leased hotels sold in 2005 combined with strong underlying trading in Greater China where comparable RevPAR increased by 12.1% over 2005.

Regional overheads increased by $8 million to $23 million. The increase reflects infrastructure and development costs including additional headcount, office facility and IT costs, all associated with ongoing expansion in the region.

Central

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

At December 31, 2007, gross debt was £877 million (£883 million after derivative transactions). The currency denomination of gross debt, after derivative transactions, was £275 million of sterling denominated borrowings,

£121 million of euro denominated borrowings, £439 million of US dollar denominated borrowings and £48 million of borrowings denominated in other currencies mainly Hong Kong dollars.

At December 31, 2007 committed bank facilities amounted to £1,154 million of which £377 million were unutilized. Uncommitted facilities totaled £25 million. In the Company’s opinion, the available facilities are sufficient for the Company’s present requirements.

The Company also held short term deposits and investments at December 31, 2007 amounting to £52 million (£58 million after the effect of derivative transactions). Credit risk on treasury transactions is minimized by operating a policy on investment of surplus funds that generally restricts counterparties to those with an A credit rating or better or those providing adequate security. Limits are also set on the amounts invested with individual counterparties. Most of the Company’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

The Company is in compliance with its financial covenants in its loan documentation none of which represent a material restriction on funding or investment policy in the foreseeable future.

Details of exchange and interest rate risk and financial instruments are disclosed in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Cash From Operating Activities

Net cash from operating activities totaled £232 million for the year ended December 31, 2007 (2006 £236 million). The decrease includes the impact of higher interest payments and special pension contributions of £30 million.

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

Cash From Investing Activities

Net cash outflows from investing activities totaled £19 million (2006 £614 million inflow). The decrease is primarily due to a lower level of asset disposals in 2007.

Cash Used in Financing Activities

Net cash used in financing activities totaled £344 million (2006 £1,002 million). Cash outflows associated with shareholder returns in 2007 totaled £854 million and included £81 million of share repurchases and a special dividend of £709 million. Borrowings increased by £553 million.

As of December 31, 2007, the Company had committed contractual capital expenditure of £10 million. Contracts for expenditure on fixed assets are not authorized by the directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.

Off-Balance Sheet Arrangements

As at December 31, 2007, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

The Company had the following contractual obligations outstanding as of December 31, 2007:

	Total amounts	Less than			After
	committed	1 year	1-3 Years	3-5 years	5 years
	(£ million)

Long-term debt(i)	777	—	777	—	—
Finance lease obligations(ii)	1,729	8	16	16	1,689
Operating lease obligations	196	28	35	25	108
Agreed pension scheme contributions	28	18	10	—	—
Capital contracts placed	10	10	—	—	—

	2,740	64	838	41	1,797

(i)	Repayment period classified according to the related facility maturity date.

(ii)	Represents the minimum lease payments related to the 99 year lease on the InterContinental Boston.

The Company may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £121 million (2006 £142 million). It is the view of the directors that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such guarantees are not expected to result in financial loss to the Group.

As of December 31, 2007, the Company had outstanding letters of credit of £31 million mainly relating to self-insurance programs.

The Company may guarantee loans made to facilitate third-party ownership of hotels in which the Company has an equity interest and also a management contract. As of December 31, 2007, the Company was a guarantor of loans which could amount to a maximum exposure of £14 million.

The Company has given warranties in respect of the disposal of certain of its former subsidiaries. The Company believes that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such warranties are not expected to result in financial loss to the Company.

Pension Plan Commitments

IHG operates the InterContinental Hotels UK Pension Plan and, in the United States, the InterContinental Hotels Pension Plan and the InterContinental Hotels non-qualified plans.

The InterContinental Hotels UK Pension Plan was established with effect from April 1, 2003. On an IAS 19 “Employee Benefits” basis, at December 31, 2007 the Plan had a surplus of £30 million. The defined benefits section of this Plan is generally closed to new members. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime allowance; at December 31, 2007, these arrangements had an IAS 19 deficit of £23 million. In 2008, the Company expects to make regular contributions to the UK pension plan of £6 million. In addition, the Company has agreed to pay special contributions of £20 million to the UK pension plan; £10 million in 2008 and £10 million in 2009.

The US-based plans are closed to new members and pensionable service no longer accrues for current employee members. On an IAS 19 basis, at December 31, 2007 the plans had a combined deficit of $45 million. In 2008, the Company expects to make regular contributions to these plans of $4 million.

The Company is exposed to the funding risks in relation to the defined benefit sections of the InterContinental Hotels UK Pension Plan and the US-based InterContinental Hotels Pension Plan, as explained in “Item 3. Key Information — Risk Factors”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Overall strategic direction of the Group is provided by the board of directors, comprising executive and non-executive directors, and by members of the executive committee.

The directors and officers of InterContinental Hotels Group PLC as at March 14, 2008 are:

Directors

		Initially	Date of next
		appointed to	reappointment
Name	Title	the board	by shareholders

Andrew Cosslett(3)	Director and Chief Executive	2005	2008
David Kappler(1)(3)	Director and Senior Independent Director	2004	2008
Ralph Kugler(1)(3)	Director	2003	2008
Jennifer Laing(1)	Director	2005	2009
Robert C. Larson(1)(2)	Director	2003	2008
Jonathan Linen(1)	Director	2005	2009
Stevan Porter	Director and President, The Americas	2003	2009
Sir David Prosser(1)(5)	Director	2003	—
Richard Solomons	Director and Finance Director	2003	2010
David Webster	Chairman	2003	2010
Ying Yeh(1)(4)	Director	2007	2008

(1)	Non-executive independent director.

(2)	Robert C. Larson, having served for over 9 years as a director, is required to retire and stand for re-election at each Annual General Meeting, if he wishes to continue to serve as a director. He is planning to retire as a director on December 31, 2008.

(3)	Andrew Cosslett, David Kappler and Ralph Kugler are required, under the Company’s Articles of Association, to stand for re-election at the 2008 Annual General Meeting.

(4)	Ying Yeh is required to stand for election by shareholders for the first time since her appointment as a director in December 2007.

(5)	Sir David Prosser is planning to retire as a director on May 31, 2008.

Officers

Name	Title	Initially appointed

Tom Conophy	Executive Vice President and Chief Information Officer	2006
Peter Gowers	President, Asia Pacific	2003
Kirk Kinsell	President, EMEA	2007
Tracy Robbins	Executive Vice President, Global Human Resources	2005
Tom Seddon	Executive Vice President and Chief Marketing Officer	2007
Richard Winter	Executive Vice President, Corporate Services, General Counsel and Company Secretary	2003

Former Directors and Officers

Richard Hartman served as Director and President, EMEA from 2003 until September 2007. Patrick Imbardelli served as President, Asia Pacific, from 2003 until June 2007. Anthony South, a senior employee of the Company, served as acting Chief Executive, Asia Pacific, from June 2007 to November 2007, at which time Peter Gowers assumed the role of President, Asia Pacific.

Directors and Officers

David Webster

Appointed Deputy Chairman and Senior Independent Director of InterContinental Hotels Group on the separation of Six Continents PLC in April 2003. Appointed Non-Executive Chairman on 1 January 2004. Also Non-Executive Chairman of Makinson Cowell Limited, a capital markets advisory firm, and a member of the Appeals Committee of the Panel on Takeovers and Mergers. Formerly Chairman of Safeway plc and a Non-Executive Director of Reed Elsevier PLC. Chairman of the Nomination Committee. Age 63.

Andrew Cosslett

Appointed Chief Executive in February 2005, joining the Group from Cadbury Schweppes plc where he was most recently President, Europe, Middle East & Africa. During his career at Cadbury Schweppes he held a variety of senior regional management and marketing roles in UK and Asia Pacific. Also has over 11 years’ experience in brand marketing with Unilever. Non-Executive Chairman of Duchy Originals Limited. Age 52.

Richard Solomons

Qualified as a chartered accountant in 1985, followed by seven years in investment banking, based in London and New York. Joined the Group in 1992 and held a variety of senior finance and operational roles. Appointed Finance Director of the Hotels business in October 2002 in anticipation of the separation of Six Continents PLC in April 2003. Responsible for corporate and regional finance, Group financial control, strategy, investor relations, tax and treasury. Age 46.

Stevan Porter

Previously 13 years with Hilton Corporation in a variety of senior management positions. Joined the Group in 2001 as Chief Operating Officer, The Americas. Subsequently, as President, The Americas, he was appointed an Executive Director in April 2003. Responsible for business development and performance of all the hotel brands and properties in the Americas region. Additionally, has responsibility for the development and deployment of best practice in franchising, globally. Age 53.

David Kappler

Appointed a Director and Senior Independent Director in June 2004. Non-Executive Chairman of Premier Foods plc and a Non-Executive Director of Shire plc. A qualified accountant and formerly Chief Financial Officer of Cadbury Schweppes plc until April 2004. Also served as a Non-Executive Director of Camelot Group plc and of HMV Group plc. Chairman of the Audit Committee. Age 61.

Ralph Kugler

Appointed a Director in April 2003, he is President, Unilever Home and Personal Care, and joined the boards of Unilever plc and Unilever NV in May 2005. Held a variety of senior positions globally for Unilever and has experience of regional management in Asia, Latin America and Europe, with over 25 years’ experience of general management and brand marketing. Will step down from the Unilever boards in May 2008. Will become Chairman of the Remuneration Committee following the retirement of Sir David Prosser on 31 May 2008. Age 52.

Jennifer Laing

Appointed a Director in August 2005, she was Associate Dean, External Relations at London Business School, until 2007. A fellow of the Marketing Society and of the Institute of Practitioners in Advertising, she has over 30 years’ experience in advertising including 16 years with Saatchi & Saatchi, to whom she sold her own agency. Also serves as a Non-Executive Director of Hudson Highland Group Inc., a US human resources company. Age 61.

Robert C Larson

Appointed a Director in April 2003, he is a Managing Director of Lazard Alternative Investments LLC and Chairman of Lazard Real Estate Partners, LLC. Also Chairman of Larson Realty Group and Non-Executive Chairman of UDR, Inc. Served as a Non-Executive Director of Six Continents PLC (formerly Bass PLC) from 1996 until April 2003. Will retire from the Board on 31 December 2008. Age 73.

Jonathan Linen

Appointed a Director in December 2005, he was formerly Vice Chairman of the American Express Company, having held a range of senior positions throughout his career of over 35 years with American Express. Also serves as a Non-Executive Director of Yum! Brands, Inc. and on a number of US Councils and advisory boards. Age 64.

Sir David Prosser

Qualified actuary with over 40 years’ experience in financial services. Appointed a Director in April 2003, he was formerly Group Chief Executive of Legal & General Group Plc. Also a Non-Executive Director of Investec plc and of Investec Limited, a Director of the Royal Automobile Club Limited and of Epsom Downs Racecourse Limited. Chairman of the Remuneration Committee. Will retire from the Board on 31 May 2008. Age 64.

Ying Yeh

Appointed a Director in December 2007, she is Chairman and President, North Asia Region, President, Business Development, Asia Pacific Region and Vice President, Eastman Kodak Company. Also a Non-Executive Director of AB Volvo. Prior to joining Kodak in 1997 she was, for 15 years, a diplomat with the US Foreign Service in Hong Kong and Beijing. Age 59.

Other members of the Executive Committee

Richard Winter

Solicitor, qualified in 1973 with over 20 years’ commercial law experience in private practice. Joined the Group in 1994 as Director of Group Legal and was appointed Company Secretary in 2000. Now responsible for corporate governance, corporate responsibility, risk management, insurance, internal audit, data privacy, company secretariat and Group legal matters. Age 59.

Tom Conophy

Has over 27 years’ experience in the IT industry, including management and development of new technology solutions within the travel and hospitality business. Joined the Group in February 2006 from Starwood Hotels & Resorts International where he held the position of Executive Vice President & Chief Technology Officer. Responsible for global technology, including IT systems and information management throughout the Group. Age 47.

Peter Gowers

Joined the Group in 1999. Following appointments as Executive Vice President, Global Brand Services in 2003, and as Chief Marketing Officer in 2005, he was appointed President, Asia Pacific in November 2007. Now has responsibility for the business development and performance of all the hotel brands and properties in the Asia Pacific region. Has previous international experience in management consultancy, based in London and Singapore. Age 35.

Kirk Kinsell

Has over 25 years’ experience in the hospitality industry, including senior franchise positions with Holiday Inn Corporation and ITT Sheraton, prior to joining the group in 2002 as Senior Vice President, Chief Development Officer for the Americas region. Promoted to the role of President, EMEA and joined the Executive Committee in

September 2007. Responsible for the business development and performance of all the hotel brands and properties in the EMEA region. Age 53.

Tracy Robbins

Has over 22 years’ experience in line and HR roles in service industries. Joined the Group in December 2005 from Compass Group PLC, a world leading food service company, where she was Group Human Resources Leadership & Development Director. Previously Group HR Director for Forte Hotels Group. Responsible for global talent management and leadership development, reward strategy and implementation. Age 44.

Tom Seddon

Has over 15 year’s experience in sales and marketing in the hospitality industry, including with IHG’s predecessor parent companies from 1994 to 2004. Rejoined the Group in November 2007, from restaurant business SUBWAY® where he was responsible for worldwide sales and marketing activities. Has in the past held senior positions in management consulting and at Motorola. Has responsibility for worldwide brand management; reservations, e-commerce, global sales, relationship and distribution marketing and loyalty programmes. Age 39.

There are no family relationships between any of the persons named above.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

COMPENSATION

In fiscal 2007, the aggregate compensation (including pension contributions, bonus and awards under the long term incentive plans) of the directors and officers of the Company was £10.06 million. The aggregate amount set aside or accrued by the Company in fiscal 2007 to provide pension retirement or similar benefits for those individuals was £656,000. An amount of £2.04 million was charged in fiscal 2007 in respect of bonuses payable to them under performance related cash bonus schemes and long term incentive plans.

Note 3 of Notes to the Financial Statements sets out the individual compensation of the directors. The following are details of the Company’s principal share schemes, in which the directors of the Company participated during the period.

Share Plans

Under the terms of the Separation, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents options for equivalent value new options over IHG PLC shares. At December 31, 2007 2,696,883 such options were outstanding.

Short Term Deferred Incentive Plan

The IHG Short Term Deferred Incentive Plan (STDIP), now called the Annual Bonus Plan, enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of shares together with, in certain cases, a matching award of free shares up to half the deferred amount. The bonus and matching shares in the 2004 and 2005 plans are deferred and released in three equal tranches on the first, second and third anniversaries of the award date. The bonus and matching shares in the 2006 and 2007 plans are released on the third anniversary of the award date. Under the 2006 and 2007 plans a percentage of the award (Board members — 100% other eligible employees — 50%) must be taken in shares and deferred.

Participants may defer the remaining amount on the same terms or take it in cash. The awards in all of the plans are conditional on the participants remaining in the employment of a participating company. Participation in the STDIP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 675,515 shares were awarded to participants.

Long Term Incentive Plan

The Long Term Incentive Plan (LTIP), previously called the Performance Restricted Share Plan (PRSP), allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 3,538,535 shares were awarded to employees under the plan. The plan provides for the grant of nil cost options’ to participate as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of the grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2007 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 2015.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including Executive Directors) employed by participating Group companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2007 and no options were granted in the year under the plan. The latest date that any options may be exercised under the three-year plan is 29 February 2008 and under the five-year plan is 28 February 2010.

Options and Ordinary Shares held by Directors

Details of the directors’ interests in the Company’s shares are set out on page 62 and pages F-36 to F-40.

BOARD PRACTICES

Contracts of Service

The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months.

Andrew Cosslett, Stevan Porter and Richard Solomons have service agreements with a notice period of 12 months. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial period reducing to 12 months may be useful.

David Webster’s appointment as non-executive Chairman, effective from January 1, 2004, is subject to six months’ notice.

Non-executive directors, Ralph Kugler, Robert C Larson and Sir David Prosser signed letters of appointment effective from the listing of IHG in April 2003. These were renewed, effective from completion of the capital reorganisation of the Group and the listing of new IHG shares on June 27, 2005. David Kappler signed a letter of appointment effective from his date of original appointment to the Board on June 21, 2004. This was also renewed, effective from June 27, 2005. Jennifer Laing and Jonathan Linen signed letters of appointment effective from their appointment dates, respectively August 25, 2005 and December 1, 2005. Ying Yeh signed a letter of appointment effective from her appointment date of December 1, 2007.

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

Upon retirement, and under certain other specified circumstances on termination of his employment, a director will become eligible to receive benefit from his participation in a Company pension plan. See Note 3 of Notes to the Financial Statements for details of directors’ pension entitlements at December 31, 2007.

Committees

Each Committee of the Board has written terms of reference which have been approved by the Board.

Executive Committee

The Executive Committee is chaired by the Chief Executive. It consists of the executive directors and senior executives from the Group and the regions and usually meets monthly. Its role is to consider and manage a range of important strategic and business issues facing the Group. It is responsible for monitoring the performance of the regional Hotels businesses. It is authorised to approve capital and revenue investment within levels agreed by the Board. It reviews and recommends to the Board the most significant investment proposals.

Audit Committee

The Audit Committee is chaired by David Kappler who has significant recent and relevant financial experience and is the Committee’s financial expert. During 2007, the other Audit Committee members were Sir David Prosser, Ralph Kugler and Jennifer Laing. All Audit Committee members are independent. The Audit Committee is scheduled to meet at least four times a year and met six times in 2007.

The Audit Committee’s principal responsibilities are to:

•	review the Group’s public statements on internal control and corporate governance compliance prior to their consideration by the Board;

•	review the Group’s processes for detecting and addressing fraud, misconduct and control weaknesses and to consider the response to any such occurrence, including overseeing the process enabling the anonymous submission of concerns;

•	review reports from management, internal audit and external audit concerning the effectiveness of internal control, financial reporting and risk management processes;

•	review with management and the external auditor any financial statements required under UK or US legislation before submission to the Board;

•	establish, review and maintain the role and effectiveness of the internal audit function, including overseeing the appointment of the Head of Internal Audit;

•	assume responsibility for the appointment, compensation, resignation, dismissal and the overseeing of the external auditor, including review of the external audit, its cost and effectiveness;

•	pre-approve non-audit work to be carried out by the external auditor and the fees to be paid for that work along with the monitoring of the external auditor’s independence; and

•	oversee the Group’s Code of Ethics and Business Conduct and associated procedures for monitoring adherence.

The Audit Committee discharges its responsibilities through a series of Committee meetings during the year at which detailed reports are presented for review. The Audit Committee commissions reports, either from external advisers, the Head of Internal Audit, or Group management, after consideration of the major risks to the Group or in response to developing issues. The external auditor attends its meetings as does the Head of Internal Audit, both of whom have the opportunity to meet privately with the Audit Committee, in the absence of Group management, at the conclusion of each meeting.

All proposals for the provision of non-audit services by the external auditor are pre-approved by the Audit Committee or its delegated member, the overriding consideration being to ensure that the provision of non-audit services does not impact the external auditors independence and objectivity.

Remuneration Committee

The Remuneration Committee, chaired by Sir David Prosser, also comprises the following non-executive, directors: David Kappler, Robert C Larson, Jonathan Linen and, from December 1 , 2007, Ying Yeh. It meets at least three times a year. The Remuneration Committee advises the Board on overall remuneration policy. The Remuneration Committee also determines, on behalf of the Board, and with the benefit of advice from external consultants and members of the Human Resources department, the remuneration packages of the executive directors and other members of the Executive Committee. No member of the Remuneration Committee has any personal financial interest, other than as a shareholder, in the matters to be decided by the Remuneration Committee. It met six times in the year.

Nomination Committee

The Nomination Committee comprises any three Non-Executive Directors although, where possible, all Non-Executive Directors are present. It is chaired by the Chairman of the Company. Its terms of reference reflect the principal duties proposed as good practice and referred to in the Combined Code. The Nomination Committee nominates, for approval by the Board, candidates for appointment to the Board. The Nomination Committee generally engages external consultants to advise on candidates for Board appointments and did so in connection with the appointment of Ying Yeh. Candidate profiles and objective selection criteria are prepared in advance of any engagements. The Nomination Committee also has responsibility for succession planning and assists in identifying and developing the role of the Senior Independent Director. The Nomination Committee met seven times during the year.

Disclosure Committee

The Disclosure Committee, chaired by the Group’s Financial Controller, and comprising the Company Secretary and other senior executives, reports to the Chief Executive and the Finance Director, and to the Audit Committee. Its duties include ensuring that information required to be disclosed in reports pursuant to UK and US accounting, statutory or listing requirements, fairly represents the Group’s position in all material respects.

General Purposes Committee

The General Purposes Committee comprises any one Executive Committee member together with a senior officer from an agreed and restricted list of senior executives. It is always chaired by an Executive Committee member. It attends to business of a routine nature and to the administration of matters, the principles of which have been agreed previously by the Board or an appropriate committee.

A description of the significant ways in which the Company’s actual corporate governance practices differ from the New York Stock Exchange corporate governance requirements followed by US companies can be found on the Company’s website at www.ihg.com.

EMPLOYEES

The Group employed an average of 10,366 people worldwide in the year ended December 31, 2007. Of these, approximately 94% were employed on a full-time basis and 6% were employed on a part-time basis.

The table below analyzes the distribution of the average number of employees for the last three fiscal periods by division and by geographic region.

	EMEA	Americas	Asia Pacific	Central	Total

2007	2,739	3,761	2,716	1,150	10,366

2006	4,437	3,771	2,225	1,023	11,456

2005:
Hotels	10,477	5,832	1,737	949	18,995
Soft Drinks(i)	2,991	—	—	—	2,991

Total	13,468	5,832	1,737	949	21,986

(i)	With effect from December 14, 2005, the Group no longer employed any individuals in the Soft Drinks Sector.

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

In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. At December 31, 2007, the minimum wage for individuals between 18 and under the age of 22 was £4.60 per hour and £5.52 per hour for individuals age 22 and above. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

Less than 5% of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

SHARE OWNERSHIP

The interests of the directors and officers of the Company at March 14, 2008 were as follows:

	Ordinary shares	% of shares
	of 13 29/47 pence	outstanding

Directors
Andrew Cosslett	240,229	0.08
David Kappler	1,400	N/A
Ralph Kugler	1,169	N/A
Jennifer Laing	1,404	N/A
Robert C. Larson(1)	10,269	N/A
Jonathan Linen(1)	7,343	N/A
Stevan Porter	230,303	0.08
Sir David Prosser	2,402	N/A
Richard Solomons	225,287	0.07
David Webster	31,938	0.01
Ying Yeh	Nil	N/A
Officers
Tom Conophy	35,112	0.01
Peter Gowers	139,790	0.05
Tracy Robbins	32,833	0.01
Richard Winter	139,088	0.05
Kirk Kinsell	61,910	0.02
Tom Seddon	24,000	N/A

(1)	Held in the form of American Depositary Receipts

The above shareholdings are all beneficial interests. The percentage of ordinary share capital owned by each of the directors is negligible.

The directors’ interests in options to subscribe for shares in InterContinental Hotels Group PLC as at December 31, 2007 are set out on page F-39.

The directors do not have different voting rights from other shareholders of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, IHG is not directly or indirectly owned or controlled by another corporation or by any government. Under the provisions of the Companies Act, the Company has been advised of the following interests in its shares, being greater than 3% of its issued share capital as of March 14, 2008:

	March 2008		March 2007			March 2006
	Number of	Percent	Number of		Percent	Number of		Percent
Identity of person or group	shares/ADSs	of class	shares/ADSs		of class	shares/ADSs		of class

Ellerman Corporation Limited	29,921,742	10.00%	25,286,950		7.13%		(1)		(1)
Morgan Stanley Investment Management Limited	16,494,690	5.60%		(1)	(1)		(1)		(1)
Cedar Rock Capital Limited	14,923,417	5.07%		(1)	(1)		(1)		(1)
Morgan Stanley Institutional Securities Group & Global Wealth Management	13,551,634	4.60%		(1)	(1)		(1)		(1)
Legal & General Group Plc	12,179,257	4.09%	11,927,715		3.37%	13,753,588		3.17%
Lloyds TSB Group Plc	13,619,563	3.84%	13,619,563		3.84%	19,534,651		4.51%

(1)	No notification of an above 3% shareholding received.

The Company’s major shareholders do not have different voting rights from other shareholders of the Company. The Company does not know of any arrangements the operation of which may result in a change in its control.

As of March 14, 2008, 19,909,509 ADSs equivalent to 19,909,509 ordinary shares, or approximately 6.8% of the total ordinary shares in issue, were outstanding and were held by 916 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

As of March 14, 2008, there were a total of 62,133 record holders of ordinary shares, of whom 287 had registered addresses in the United States and held a total of 904,114 ordinary shares (0.3% of the total issued).

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions or loans for the period beginning January 1, 2007 up to March 14, 2008.

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

	£ per
	ordinary share		$ per ADS
15 Months ended December 31	High	Low	High	Low

2003 — October 1 to April 11 Six Continents	6.35	4.61	10.08	7.49
2003 — April 15 to December 31 IHG	5.55	3.38	9.82	5.26
Year ended December 31
2004	6.91	4.79	13.09	8.70
2005	8.42	6.12	14.53	11.49

	£ per
	ordinary share		$ per ADS
Year ended December 31	High	Low	High	Low

2006
First quarter	9.01	8.07	15.83	14.40
Second quarter(1)	10.00	8.98	21.21	16.54
Third quarter	9.56	8.37	17.91	15.99
Fourth quarter	12.65	9.31	26.27	17.64
2007
First quarter	13.42	12.06	30.81	27.17
Second quarter(2)	14.20	12.41	32.59	24.78
Third quarter	13.16	9.19	26.59	18.52
Fourth quarter	11.20	8.73	23.34	17.37
2008
First quarter (through March 14, 2008)	8.61	6.44	16.88	13.26

(1)	Prices adjusted for the share consolidation effective June 12, 2006. Unadjusted prices for the quarter were £10.01 and £8.98 and $18.56 and $15.06, respectively.

(2)	Prices adjusted for the share consolidation effective June 4, 2007. Unadjusted prices for the quarter were £14.13 and £12.16 and $28.18 and $24.17 respectively.

	£ per
	ordinary share		$ per ADS
Month ended	High	Low	High	Low

September 2007	10.38	9.19	21.06	18.52
October 2007	11.20	9.93	23.34	20.39
November 2007	11.06	9.04	22.87	18.63
December 2007	9.64	8.73	19.66	17.37
January 2008	8.61	6.44	16.88	13.26
February 2008	8.47	7.24	16.82	14.24
March 2008 (through to March 14, 2008)	7.96	7.62	15.85	15.15

Fluctuations in the exchange rates between pounds sterling and the US dollar will affect the dollar equivalent of the pounds sterling price of the ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of ADSs.

On June 4, 2007, the share capital of the Company was consolidated on the basis of 47 new ordinary shares for every 56 existing ordinary shares.

PLAN OF DISTRIBUTION

Not applicable.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes material rights of holders of the Company’s ordinary shares under the material provisions of the Company’s memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s memorandum and articles of association. The Company’s memorandum and articles of association are filed as an exhibit to this 20-F.

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

The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by the Company and its subsidiaries shall not exceed an amount equal to three times the Company’s share capital and consolidated reserves, unless sanctioned by an ordinary resolution of the Company.

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

Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every 13 29/47 pence in nominal amount of the shares held by that shareholder. A poll may be demanded by any of the following:

•	the chairman of the meeting;

•	at least five shareholders present in person or by proxy and entitled to vote at the meeting;

•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

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

Each Director shall retire every three years at the Annual General Meeting and unless otherwise decided by the Directors, shall be eligible for re-election.

Variation of Rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in nominal value of the issued shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

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

As part of this refinancing the Group repurchased its euro and sterling denominated bonds. The Group’s new parent company InterContinental Hotels Group PLC, acceded to the IHG Facility Agreement in July 2005, following a capital restructuring in June 2005.

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

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	holders that, directly or indirectly, hold 10% or more of the Company’s voting stock.

This section does not generally deal with the position of a US holder who is resident or ordinarily resident in the United Kingdom for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and such ADSs or ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation.

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

The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADRs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, for qualified dividend income. Accordingly, the analysis of the availability of the reduced rate of tax for qualified dividend income described below could be affected by actions taken by parties to whom the ADRs are pre-released.

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

A US holder who is not resident or ordinarily resident for United Kingdom tax purposes in the United Kingdom will generally not be liable for UK taxation on dividends received in respect of the ADSs or ordinary shares.

United States Federal Income Taxation

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%. The Company expects that dividends paid by the Company with respect to the shares or ADSs will constitute qualified dividend income. If the preferential rates apply and the special dividend of June 2007 exceeds 10 percent of a US holder’s adjusted basis in its ordinary shares or ADSs (or, if the preferential rates apply and the special dividend and any other dividends with ex-dividend dates during the same period of 365 consecutive days in the aggregate exceed 20 percent of such basis), any loss on the sale or exchange of such ordinary shares of ADSs would be treated as long-term capital loss to the extent of such dividend(s). U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Taxation of Capital Gains

United Kingdom Taxation

A US holder who is not resident or ordinarily resident for UK tax purposes in the United Kingdom will not generally be liable for UK taxation on capital gains realized or accrued on the sale or other disposal of ADSs or ordinary shares unless, at the time of the sale or other disposal, the US holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and such ADSs or ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation.

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

United States Federal Income Taxation

Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of shares or ADSs will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in the shares or ADSs. Subject to the discussion above relating to the special dividend (see Taxation of Dividends — United States Federal Income Taxation), such capital gain or loss will be long-term capital gain or loss where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for its 2007 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, gain realized on the sale or other disposition of Company shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the Company shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the Company shares or ADSs (generally, the excess of any distribution received on the Company shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” received by certain non-corporate US holders would not apply. Certain elections may be available (including a market-to-market election) to US holders that may mitigate the adverse tax consequences resulting from PFIC status.

Additional Tax Considerations

United States Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ADSs may be reported to the IRS and to the US holder in accordance with applicable regulations. Backup withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to backup withholding. US holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings since May 22, 2002 are also publicly available through the SEC’s website located at www.sec.gov.

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

Credit Risk

Credit Risk on treasury transactions is minimized by operating a policy on the investment of surplus funds that generally restricts counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also set for individual counterparties. Most of the Company’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

Interest Rate Risk

The Company has an exposure to interest rate fluctuations on its borrowings and it seeks to manage these by the use of interest rate swaps and options, and forward rate agreements. The Company takes out interest rate swaps to fix the interest flows on between 25% and 75% of its borrowings in major currencies.

At December 31, 2007, the Company held interest rate swaps with notional principals of US$100 million, £150 million, and €75 million (2006 US$100 million and €80 million).

Based on the year end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately £2.9 million. A similar rise in euro and sterling interest rates would increase the annual net interest charge by approximately £0.6 million and £1.6 million respectively.

Currency Risk

The US dollar is the predominant currency of the Company’s revenue and cash flows, and movements in foreign exchange rates, particularly the US dollar and euro, can affect the company’s reported profits, net assets and interest cover. To hedge this translation exposure the Company denominates the currency of its debt (either directly or via derivatives) to match the currency of its net assets, whilst trying to maximise the amount of US dollars borrowed. At December 31, 2007, the Company held outstanding forward foreign exchange contracts of £6 million which were used as effective hedges against the currency of the Company’s net assets.

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

A general weakening of the US dollar (specifically a five cent rise in the sterling: US dollar rate) would reduce the Company’s profit before tax by an estimated £4.2 million and increase net assets by an estimated £4.4 million. Similarly, a general weakening of the euro (specifically a five cent rise in the sterling : euro rate) would reduce the Company’s profit before tax by an estimated £0.8 million and decrease net assets by an estimated £3.0 million.

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

At December 31, 2007

	Expected to mature before December 31,
	2008	2009	2010	2011	Thereafter	Total	Fair value(i)
	(£ million, except percentages)

Long-Term Debt:
Fixed Rate lease debt (US dollar)	—	—	—	—	100	100	126
Average dollar interest rate					9.7%	9.7%
Variable Rate (various currencies)	—	773	4	—	—	777	777
Average interest rate		5.9%	8.2%			5.9%

	Expected to mature before December 31,
	2008	2009	2010	2011	Thereafter	Total	Fair value(i)
	(local currency million, except percentages)

Interest Rate Swaps:
Principal (US dollar)	100	—	—	—	—	100	—
Fixed rate payable	4.7%					4.7%
Variable rate receivable	5.1%					5.1%
Principal (euro)	75	75	—	—	—	150	—
Fixed rate payable	3.9%	4.2%				4.0%
Variable rate receivable	4.5%	4.5%				4.5%
Principal (sterling)	75	75	—	—	—	150	(1)
Fixed rate payable	6.3%	6.3%				6.3%
Variable rate receivable	6.2%	6.3%				6.3%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.

Exchange Risk Sensitivity

The following information provides details of the Company’s derivative and other financial instruments by currency presented in sterling equivalents. Forward exchange contracts provide a currency hedge against currency net assets. All forward exchange agreements mature within one year.

	Pay	Receive
	2007	2007
	(local currency	(£ million)
	million)

Sale of US dollars against sterling	12.5	6

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Management has issued a report on the effectiveness of the Company’s Internal Control over Financial reporting as at December 31, 2007. This report appears on page F-1 of the Company’s Consolidated Financial Statements contained in this Annual Report.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the Company’s internal control over financial reporting. This report appears on page F-2 of the Company’s consolidated financial statements contained in this Annual Report.

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

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

	Year ended December 31,
	2007	2006
	(£ million)

Audit Fees	2.2	2.4
Audit Related Fees	2.0	2.1
Tax Fees	0.4	0.7

Total	4.6	5.2

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
			(c) Total number	number (or
			of shares (or	approximate dollar
		(b) Average	units) purchased	value) of shares (or
	(a) Total number	price paid	as part of publicly	units) that may yet be
	of shares (or	per share	announced plans	purchased under the
Period of fiscal year	units) purchased	(or unit)	or programs	plans or programs

Month 1 (no purchases in this month)	0	0.00	0.	38,063,720
Month 2 02.21.07 — 02.28.07	1,770,739	12.27	1,770,739	36,292,981
Month 3 03.01.07 — 03.01.07	280,000	11.95	280,000	36,012,981
Month 4 (no purchases in this month)	0	0.00	0	36,012,981
Month 5 05.16.07 — 05.25.07	186,525	12.80	186,525	35,826,456
Month 6 06.26.07 — 06.28.07	260,351	12.73	260,351	44,371,983
Month 7 (no purchases in this month)	0	0.00	0	44,371,983
Month 8 (no purchases in this month)	0	0.00	0	44,371,983
Month 9 09.05.07 — 09.28.07	2,373,182	9.53	2,373,182	41,998,801
Month 10 10.03.07 — 10.05.07	273,788	10.18	273,788	41,725,013
Month 11 11.06.07 — 11.21.07	2,255,716	9.61	2,255,716	39,469,297
Month 12 12.17.07 — 12.18.07	324,543	8.98	324,543	39,144,754

The first share repurchase program was announced on March 11, 2004 with the intention to repurchase £250 million worth of shares (US$456,525,000). A second £250 million share repurchase program followed, announced September 9, 2004. These programs were completed on December 20, 2004 and April 11, 2006, respectively. On September 8, 2005, the Company announced a further £250 million share repurchase program. In June 2007 the Company completed this repurchase program at an average price per share of 943 pence.

During fiscal 2007, 5,866,817 ordinary shares were purchased by the Company’s Employee Share Ownership Trust at prices ranging from 931 pence to 1349 pence per share, for the purpose of satisfying future share awards to employees.

On February 20, 2007, the Company announced a fourth, £150 million share repurchase program. By March 14, 2008, 6,312,024 shares had been repurchased at an average price of 926 pence per share (approximately £58 million).

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

Page

Management’s Report on Internal Control over Financial Reporting	F-1
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-2
Report and Consent of Independent Registered Public Accounting Firm	F-3
Financial Statements
Consolidated Income Statement for the years ended December 31, 2007, 2006 and 2005.	F-5
Consolidated Statement of Recognized Income and Expense for the years ended December 31, 2007, 2006 and 2005.	F-6
Consolidated Balance Sheet for the years ended December 31, 2007 and 2006.	F-7
Consolidated Statement of Changes in Shareholders’ Funds for the years ended December 31, 2007, 2006 and 2005	F-8
Consolidated Cash Flow Statement for the years ended December 31, 2007, 2006 and 2005.	F-10
Notes to the Financial Statements	F-11
Schedule for the years ended December 31, 2007, 2006 and 2005.
Schedule II — Valuation and Qualifying Accounts	S-1
Exhibit 1
Exhibit 8
Exhibit 12.A
Exhibit 12.B
Exhibit 13.A

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1	Memorandum and Articles of Association of IHG
Exhibit 4(a)(i)	£1,600 million Facility Agreement dated November 9, 2004 among Bank of Tokyo-Mitsubishi, Ltd., Barclays Capital, Citigroup Global Markets Limited, HSBC Bank plc, JP Morgan plc, Lloyds Bank plc, The Royal Bank of Scotland plc, SG Corporate & Investment Banking and West LB AG (incorporated by reference to Exhibit 4(ii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No 1-10409) dated May 3, 2005)
Exhibit 4(b)(i)	Amended and Restated Purchase and Sale Agreement dated February 9, 2005 among BHR Texas L.P., InterContinental Hotels Group Resources Inc, Crowne Plaza LAX, LLC, Crowne Plaza Hilton Head Holding Company, Holiday Pacific Partners Limited Partnership, Staybridge Markham and HPT (incorporated by reference to Exhibit 4(b)(ii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)
Exhibit 4(b)(ii)	Amended and Restated Stock Purchase Agreement dated February 9, 2005 between Six Continents International Holdings, B.V. and HPT IHG-2 (incorporated by reference to Exhibit 4(b)(v) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)
Exhibit 4(b)(iii)	Share Purchase Agreement dated March 10, 2005 between IHC London (Holdings) Limited, and LGR Acquisition (currently LRG Acquisition) and LGR Holdings Limited (currently LRG Holdings Limited) (incorporated by reference to Exhibit 4(b)(iv) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(b)(iv)	New Zealand Share Sale Deed dated September 1, 2005 between Hale International Limited, Six Continents Limited, HANZ Holdings (New Zealand) Limited and Eureka Funds Management Limited (incorporated by reference to Exhibit 4(b)(v) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)

Exhibit 4(b)(v)	Australia Share and Unit Sale Deed dated September 1, 2005 between Holiday Inns Holdings (Australia) Pty Limited, SPHC Group Pty Limited, HIA(T) Pty Ltd, Six Continents Limited, HANZ (Australia) Pty Limited and Eureka Funds Management Limited (incorporated by reference to Exhibit 4(b)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(b)(vi)	Sale and Purchase Agreement dated September 8, 2005 between BHR Holdings BV and DABICAM SAS relating to the sale of the InterContinental Hotel, Paris (incorporated by reference to Exhibit 4(b)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 30, 2007)
Exhibit 4(b)(vii)	Britvic Underwriting Agreement dated November 25, 2005 between, inter alia, Britvic, IHG, the directors of Britvic, Citigroup and Deutsche Bank AG (as joint sponsors) and Citigroup, Deutsche Bank AG, Lehman Brothers International (Europe) and Merrill Lynch International (as joint Underwriters) (incorporated by reference to Exhibit 4(b)(vii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(b)(viii)	Sale and Purchase Agreement dated March 10, 2006 among BHR Luxembourg S.à.r.l., Others, Cooperatie Westbridge Europe I.U.A., Others and Westbridge Hospitality Fund L.P. relating to a portfolio of certain companies and businesses in continental Europe (incorporated by reference to Exhibit 4(b)(viii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(b)(ix)	Sale and Purchase Agreement dated July 13, 2006 between BHR Holdings BV and MSREF VI Danube BV relating to the sale of certain companies and businesses in continental Europe and Side Letter dated September 5, 2006 (incorporated by reference to Exhibit 4(b)(ix) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 30, 2007)
Exhibit 4(c)(i)	Stevan Porter’s service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iii) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)
Exhibit 4(c)(ii)	Stevan Porter’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(iv) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(c)(iii)	Richard Solomons’ service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iv) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)
Exhibit 4(c)(iv)	Richard Solomons’ letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(c)(v)	Andrew Cosslett’s service contract dated December 13, 2004 (incorporated by reference to Exhibit 4(c)(v) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)
Exhibit 4(c)(vi)	Andrew Cosslett’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(viii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)

Exhibit 8	List of Subsidiaries
Exhibit 12(a)	Certification of Andrew Cosslett filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 12(b)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 13(a)	Certification of Andrew Cosslett and Richard Solomons furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
Exhibit 15(a)	Consent of Ernst & Young LLP (included on page F-4)

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of InterContinental Hotels Group PLC (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company’s transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the “COSO”).

Based on this assessment, management has concluded that as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements, has issued an attestation report on the Company’s internal control over financial reporting, a copy of which appears on the next page of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC:

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). InterContinental Hotels Group PLC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, InterContinental Hotels Group PLC maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying Consolidated Balance Sheets of InterContinental Hotels Group PLC as of December 31, 2007 and 2006, and the related Consolidated Income Statements, Consolidated Statements of Recognized Income and Expense, Consolidated Statements of Changes in Shareholders’ Funds and Consolidated Cash Flow Statements for each of the three years in the period ended December 31, 2007, and the financial statement schedule listed in the Index at Item 18. Financial Statements, and our report dated March 28, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
London, England

March 28, 2008

INTERCONTINENTAL HOTELS GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC

We have audited the accompanying Consolidated Balance Sheets of InterContinental Hotels Group PLC as of December 31, 2007 and 2006, and the related Consolidated Income Statements, Consolidated Statements of Recognized Income and Expense, Consolidated Statements of Changes in Shareholders’ Funds and Consolidated Cash Flow Statements for each of the three years in the period ended December 31, 2007. Our audits also included the financial statements schedule listed in the Index at Item 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at December 31, 2007 and 2006, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2007, in accordance with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
London, England
March 28, 2008.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-108084 and Form S-8 Nos. 333-01572, 333-08336, 333-99785, 333-104691 and 333-126139) of InterContinental Hotels Group PLC of the reference to our name in “Item 3. Key Information” and our reports dated March 28, 2008, with respect to the Consolidated Financial Statements and Schedule of InterContinental Hotels Group PLC, and the effectiveness of internal control over financial reporting of InterContinental Hotels Group PLC, included in this Annual Report (Form 20-F) for the year ended December 31, 2007.

ERNST & YOUNG LLP
London, England
March 28, 2008

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED INCOME STATEMENT

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2007			2006			2005
	Before	Exceptional		Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items		exceptional	items
For the year ended 31 December 2007	items	(Note 5)	Total	items	(Note 5)	Total	items	(Note 5)	Total
	(£ million)

Revenue (Note 2)	883	—	883	786	—	786	697	—	697
Cost of sales	(411)	—	(411)	(355)	—	(355)	(323)	—	(323)
Administrative expenses	(188)	(7)	(195)	(180)	—	(180)	(150)	—	(150)
Other operating income and expenses	8	38	46	4	27	31	3	(15)	(12)

	292	31	323	255	27	282	227	(15)	212
Depreciation and amortization(Note 2)	(55)	(1)	(56)	(55)	—	(55)	(52)	—	(52)

Operating profit (Note 2)	237	30	267	200	27	227	175	(15)	160
Financial income (Note 6)	9	—	9	26	—	26	30	—	30
Financial expenses (Note 6)	(54)	—	(54)	(37)	—	(37)	(54)	—	(54)

Profit before tax	192	30	222	189	27	216	151	(15)	136
Tax (Note 7)	(42)	30	(12)	(41)	94	53	(30)	8	(22)

Profit for the year from continuing operations	150	60	210	148	121	269	121	(7)	114
Profit for the year from discontinued operations (Note 11)	5	16	21	19	117	136	97	304	401

Profit for the year	155	76	231	167	238	405	218	297	515

Attributable to:
Equity holders of the parent	155	76	231	167	238	405	199	297	496
Minority equity interest	—	—	—	—	—	—	19	—	19

	155	76	231	167	238	405	218	297	515

Earnings per ordinary share (Note 9)
Continuing operations:
Basic			65.6p			69.1p			21.9p
Diluted			63.8p			67.4p			21.4p
Total operations:
Basic			72.2p			104.1p			95.2p
Diluted			70.2p			101.5p			93.1p

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	(£ million)

Income and expense recognized directly in equity
Gains on valuation of available-for-sale assets	4	16	31
(Losses)/gains on cash flow hedges	(1)	1	1
Exchange differences on retranslation of foreign operations	10	(30)	29
Actuarial gains/(losses) on defined benefit pension plans	12	(2)	(23)

	25	(15)	38

Transfers to the income statement
On cash flow hedges: interest payable	(1)	(1)	(6)
On disposal of foreign operations: gain on disposal of assets	—	4	2
On disposal of available-for-sale assets: other operating income and expenses	(10)	(14)	—

	(11)	(11)	(4)

Tax
Tax on items above taken directly to or transferred from equity	(3)	4	(1)
Tax related to share schemes recognized directly in equity	(2)	26	8

	(5)	30	7

Net income recognized directly in equity	9	4	41
Profit for the year	231	405	515

Total recognized income and expense for the year	240	409	556

Attributable to:
Equity holders of the parent	240	409	541
Minority equity interest	—	—	15

	240	409	556

Effects of changes in accounting policy
Losses on valuation of available-for-sale assets	—	—	(10)
Gains on cash flow hedges	—	—	6

	—	—	(4)

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED BALANCE SHEET

	December 31,	December 31,
	2007	2006
	(£ million)

ASSETS
Property, plant and equipment — (Note 10)	962	997
Goodwill — (Note 12)	110	109
Intangible assets — (Note 13)	167	154
Investment in associates — (Note 14)	33	32
Retirement benefit assets — (Note 3)	32	—
Other financial assets — (Note 15)	93	96

Total non-current assets	1,397	1,388

Inventories — (Note 16)	3	3
Trade and other receivables — (Note 17)	235	237
Current tax receivable	54	23
Cash and cash equivalents — (Note 18)	52	179
Other financial assets — (Note 15)	9	13

Total current assets	353	455

Non-current assets classified as held for sale — (Note 11)	57	50

Total assets (Note 2)	1,807	1,893

LIABILITIES
Loans and other borrowings — (Note 20)	(8)	(10)
Trade and other payables — (Note 19)	(390)	(402)
Current tax payable	(212)	(231)

Total current liabilities	(610)	(643)

Loans and other borrowings — (Note 20)	(869)	(303)
Retirement benefit obligations — (Note 3)	(55)	(71)
Trade and other payables — (Note 19)	(139)	(109)
Deferred tax payable — (Note 25)	(82)	(79)

Total non-current liabilities	(1,145)	(562)

Liabilities classified as held for sale — (Note 11)	(3)	(2)

Total liabilities (Note 2)	(1,758)	(1,207)

Net assets	49	686

EQUITY
Equity share capital	81	66
Capital redemption reserve	5	4
Shares held by employee share trusts	(41)	(17)
Other reserves	(1,528)	(1,528)
Unrealized gains and losses reserve	19	27
Currency translation reserve	6	(3)
Retained earnings	1,504	2,129

IHG shareholders’ equity	46	678
Minority equity interest — (Note 26)	3	8

Total equity	49	686

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

			Retained earnings and other reserves
						Shares
	Share Capital					held by	Unrealized
	Number of			Capital		employee	gains and	Currency		Total IHG
	ordinary	Ordinary	Share	redemption	Other	share	losses	translation	Retained	shareholders’
	shares(i)	shares(i)	premium(ii)	reserve(ii)	reserves(iii)	trusts(iv)	reserve(v)	reserve(vi)	earnings	equity
	(£ million, except per ordinary share amounts)

At January 1, 2005	622	697	26	46	1,462	(22)	3	(12)	(383)	1,817
Total recognized income and expense for the year	—	—	—	—	—	—	20	31	490	541
Issue of ordinary shares	1	1	3	—	—	—	—	—	—	4
Repurchase of shares	(19)	(22)	—	—	—	—	—	—	(102)	(124)
Transfer to capital redemption reserve	—	—	—	22	—	—	—	—	(22)	—
Capital reorganization	(161)	(632)	(29)	(68)	(2,990)	—	—	—	2,723	(996)
Proceeds from capital reorganization	—	—	—	—	—	4	—	—	—	4
Issue of ordinary shares	1	—	6	—	—	—	—	—	—	6
Repurchase of shares	(11)	(1)	—	—	—	—	—	—	(82)	(83)
Transfer to capital redemption reserve	—	—	—	1	—	—	—	—	(1)	—
Purchase of own shares by employee share trusts	—	—	—	—	—	(29)	—	—	—	(29)
Release of own shares by employee share trusts	—	—	—	—	—	25	—	—	(17)	8
Equity-settled share-based cost	—	—	—	—	—	—	—	—	17	17
Equity dividends paid	—	—	—	—	—	—	—	—	(81)	(81)

At December 31, 2005	433	43	6	1	(1,528)	(22)	23	19	2,542	1,084
Total recognized income and expense for the year	—	—	—	—	—	—	4	(22)	427	409
Issue of ordinary shares	4	1	19	—	—	—	—	—	—	20
Repurchase of shares	(28)	(3)	—	—	—	—	—	—	(257)	(260)
Share capital consolidation	(53)	—	—	—	—	—	—	—	—	—
Transfer to capital redemption reserve	—	—	—	3	—	—	—	—	(3)	—
Purchase of own shares by employee share trusts	—	—	—	—	—	(47)	—	—	—	(47)
Release of own shares by employee share trusts	—	—	—	—	—	52	—	—	(37)	15
Equity-settled share-based cost	—	—	—	—	—	—	—	—	18	18
Equity dividends paid	—	—	—	—	—	—	—	—	(561)	(561)

At December 31, 2006	356	41	25	4	(1,528)	(17)	27	(3)	2,129	678
Total recognized income and expense for the year	—	—	—	—	—	—	(8)	9	239	240
Issue of ordinary shares	4	—	16	—	—	—	—	—	—	16
Repurchase of shares	(8)	(1)	—	—	—	—	—	—	(80)	(81)
Share capital consolidation	(57)	—	—	—	—	—	—	—	—	—
Transfer to capital redemption reserve	—	—	—	1	—	—	—	—	(1)	—
Purchase of own shares by employee share trusts	—	—	—	—	—	(69)	—	—	—	(69)
Release of own shares by employee share trusts	—	—	—	—	—	45	—	—	(40)	5
Equity-settled share-based cost	—	—	—	—	—	—	—	—	30	30
Equity dividends paid	—	—	—	—	—	—	—	—	(773)	(773)

At December 31, 2007	295	40	41	5	(1,528)	(41)	19	6	1,504	46

At December 31, 2004 the authorized share capital was £10,000,049,999 comprising 8,928,571,428 ordinary shares of 112 pence each and one redeemable preference share of £50,000.

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

During 2004 and 2005, the Company undertook to return funds of up to £750 million to shareholders by way of three consecutive £250 million share repurchase program, the third of which was completed in the first half of 2007. In June 2007, a further £150 million share repurchase program commenced. During the year, 7,724,844 (2006 28,409,753, 2005 30,600,010) ordinary shares were repurchased and canceled under the authorities granted by shareholders at general meetings held during 2003, 2004, 2005, 2006 and 2007. Of these, 2,237,264 were 11 3/7 pence shares and 5,487,580 were 13 29/47 pence shares.

On June 1, 2006, shareholders approved a share capital consolidation on the basis of seven new ordinary shares for every eight existing ordinary shares. This provided for all the authorized ordinary shares of 10 pence each (whether issued or unissued) to be consolidated into new ordinary shares of 11 3/7 pence each. The share capital consolidation became effective on June 12, 2006.

On June 1, 2007, shareholders approved a share capital consolidation on the basis of 47 new ordinary shares for every 56 existing ordinary shares. This provided for all the authorized ordinary shares of 11 3/7 pence each (whether issued or unissued) to be consolidated into new ordinary shares of 13 29/47 pence each. The share capital consolidation became effective on June 4, 2007.

Whilst the authorized share capital includes one redeemable preference share of £50,000, following its redemption in September 2005, this redeemable preference share has not been re-issued.

The authority given to the Company at the Extraordinary General Meeting on June 1, 2007 to purchase its own shares was still valid at December 31, 2007. A resolution to renew the authority will be put to shareholders at the Annual General Meeting on May 30, 2008.

At December 31, 2007, the authorized share capital was £160,050,000, comprising 1,175,000,000 ordinary shares of 13 29/47 pence each and one redeemable preference share of £50,000.

(ii)	The share premium account and capital redemption reserve are not distributable.

(iii)	Other reserves comprises the revaluation reserve previously recognized under UK GAAP and the merger reserve.

(iv)	The shares held by employee share trusts comprises £41.1 million (2006 £16.8 million, 2005 £21.7 million) in respect of 3.4 million (2006 1.7 million, 2005 2.9 million) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at December 31, 2007 of £30 million (2006 £21 million, 2005 £25 million).

(v)	The unrealized gains and losses reserve records movements for available-for-sale financial assets to fair value and the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to hedged transactions that have not yet occurred. The fair value of cashflow hedging instruments outstanding at December 31, 2007 was a £2 million liability (2006 £1 million asset, 2005 £1 million asset).

(vi)	The currency translation reserve records the movement in exchange differences arising from the translation of the financial statements of foreign operations and exchange differences on foreign currency borrowings and derivative instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be £nil as permitted by IFRS 1. During the year ended December 31, 2007, the impact of hedging net investments in foreign operations was to reduce the amount recorded in the currency translation reserve by £7 million (2006 £32 million, 2005 £9 million). The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at December 31, 2007 was £nil (2006 £3 million net asset, 2005 £5 million net liability).

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	(£ million)

Profit for the year	231	405	515
Adjustments for:
Net financial expense	45	11	33
Income tax charge/(credit)	15	(41)	80
Exceptional operating items before depreciation	(31)	(27)	22
Gain on disposal of assets, net of tax	(16)	(117)	(311)
Depreciation and amortization	58	64	130
Equity-settled share-based cost, net of payments	24	14	12
Other non-cash items	(2)	—	—

Operating cash flow before movements in working capital	324	309	481
Increase in trade and other receivables	(15)	(31)	—
Increase/(decrease) in trade and other payables	26	10	(32)
Retirement benefit contributions, net of charge	(33)	—	(26)

Cash flow from operations	302	288	423
Interest paid	(42)	(33)	(59)
Interest received	9	24	29
Tax paid on operating activities	(37)	(43)	(80)

Net cash from operating activities	232	236	313

Cash flow from investing activities
Purchases of property, plant and equipment — Hotels	(57)	(87)	(107)
Purchases of intangible assets — Hotels	(20)	(23)	(19)
Purchases of associates and other financial assets — Hotels	(16)	(8)	(10)
Acquisition of subsidiary, net of cash acquired	—	(6)	—
Disposal of assets, net of costs and cash disposed of — Hotels	49	620	1,816
Proceeds from associates and other financial assets — Hotels	57	124	10
Purchases of property, plant and equipment — Soft Drinks	—	—	(47)
Disposal of business, net of cash disposed of — Soft Drinks	—	—	220
Tax paid on disposals	(32)	(6)	(11)

Net cash from investing activities	(19)	614	1,852

Cash flow from financing activities
Proceeds from the issue of share capital	16	20	10
Purchase of own shares	(81)	(260)	(207)
Payment to shareholders as a result of the capital reorganisation on June 27, 2005	—	—	(996)
Purchase of own shares by employee share trusts	(69)	(47)	(29)
Proceeds on release of own shares by employee share trusts	10	19	16
Dividends paid to shareholders	(773)	(561)	(81)
Dividends paid to minority interests	—	(1)	(177)
Increase/(decrease) in borrowings	553	(172)	(442)

Net cash from financing activities	(344)	(1,002)	(1,906)

Net movement in cash and cash equivalents in the year	(131)	(152)	259
Cash and cash equivalents at beginning of the year	179	324	72
Exchange rate effects	4	7	(7)

Cash and cash equivalents at end of the year	52	179	324

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Note 1 —	Corporate Information and Accounting Policies

Corporate information

The consolidated financial statements of InterContinental Hotels Group PLC (the “Company” or “IHG”) for the year ended December 31, 2007 were authorized for issue in accordance with a resolution of the Directors on February 18, 2008. InterContinental Hotels Group PLC is incorporated in Great Britain and registered in England and Wales.

Summary of significant accounting policies

Basis of preparation

The consolidated financial statements are presented in sterling and all values are rounded to the nearest million except where otherwise indicated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”), and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Company’s consolidated financial statements for the years presented.

The Company has early adopted International Financial Reporting Interpretations Committee 14 “IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”). IFRIC 14 provides guidance on assessing the limit in International Accounting Standard 19 “Employee Benefits” (“IAS 19”) on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. Under IFRIC 14, the Company has recognized retirement benefit assets of £32 million on the balance sheet at December 31, 2007.

The Company has also adopted International Financial Reporting Standard 7 ‘‘Financial Instruments: Disclosures” (“IFRS 7”) for the first time in these financial statements. This is a disclosure standard only which has had no impact on the Company’s results or net assets. The new disclosures are included throughout the financial statements.

Other new accounting standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”), becoming effective during the year, have not had a material impact on the Company’s financial statements.

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

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and any impairment.

Borrowing costs are not capitalized. Repairs and maintenance costs are expensed as incurred.

Land is not depreciated. All other property, plant and equipment are depreciated to a residual value over their estimated useful lives, namely:

Buildings	lesser of 50 years and unexpired term of lease; and
Fixtures, fittings and equipment	3 to 25 years.

All depreciation is charged on a straight-line basis. Residual value is reassessed annualy.

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

On adoption of IFRS the Company retained previous revaluations of property, plant and equipment at deemed cost as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards.”

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

Intangible assets

Software

Acquired software licenses and software developed in-house are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs are amortized over estimated useful lives of three to five years on a straight-line basis.

Management contracts

When assets are sold and a purchaser enters into a management or franchise contract with the Company, the Company capitalizes as part of the gain or loss on disposal an estimate of the fair value of the contract entered into. The value of management contracts is amortized over the life of the contract which ranges from six to 50 years on a straight-line basis.

Other intangible assets

Amounts paid to hotel owners to secure management contracts and franchise agreements are capitalized and amortized over the shorter of the contracted period and 10 years on a straight-line basis.

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

Financial assets

The Company classifies its financial assets into one of the two following categories: loans and receivables or available-for-sale financial assets. Management determines the classification on initial recognition and they are subsequently held at amortized cost (loans and receivables) or fair value (available-for-sale financial assets). Interest on loans and receivables is calculated using the effective interest rate method and is recognized in the income statement as interest income. Changes in fair values of available-for-sale financial assets are recorded directly in equity within the unrealized gains and losses reserve. On disposal, the accumulated fair value adjustments recognized in equity are recycled to the income statement. Dividends from available-for-sale financial assets are recognized in the income statement as operating income and expenses.

Financial assets are tested for impairment at each balance sheet date. If an available-for-sale financial asset is impaired, the difference between original cost and fair value is transferred from equity to the income statement to the extent of any cumulative loss recorded in equity with any excess charged directly to the income statement.

Financial liabilities

Financial liabilities are measured at amortized cost using the effective interest rate method. A financial liability is derecognized when the obligation under the liability expires, is discharged or canceled.

Inventories

Inventories are stated at the lower of cost and net realizable value.

Trade receivables

Trade receivables are recorded at their original amount less provision for impairment. It is the Company’s policy to provide for 100% of the previous month’s aged receivables balances which are more than 180 days past due. Adjustments to the policy may be made due to specific or exceptional circumstances when collection is no longer considered probable. The carrying amount of the receivable is reduced through the use of a provision account and movements in the provision are recognized in the income statement within cost of sales. When a previously provided trade receivable is uncollectable, it is written off against the provision.

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

Loyalty program

The hotel loyalty program, Priority Club Rewards, enables members to earn points, funded through hotel assessments, during each stay at an IHG hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using eventual redemption rates determined by actuarial methods and points values.

The Company pays interest to the loyalty program on the accumulated cash received in advance of redemption of the points awarded.

Self insurance

The Company is self insured for various insurable risks including general liability, workers’ compensation and employee medical and dental coverage. Insurance reserves include projected settlements for known and incurred but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

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

Retirement benefits

Defined contribution plans

Payments to defined contribution schemes are charged to the income statement as they fall due.

Defined benefit plans

Plan assets are measured at fair value and plan liabilities are measured on an actuarial basis, using the projected unit credit method and discounting at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities. The difference between the value of plan assets and liabilities at the balance sheet date is the amount of surplus or deficit recorded on the balance sheet as an asset or liability. An asset is recognized in full when the employer has an unconditional right to use the surplus at some point during the life of the plan or on its wind up.

The service cost of providing pension benefits to employees for the year is charged to the income statement. The cost of making improvements to pensions is recognized in the income statement on a straight-line basis over the period during which any increase in benefits vests. To the extent that improvements in benefits vest immediately, the cost is recognized immediately as an expense.

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

Taxes

Current tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities including interest. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

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

Revenue recognition

Revenue is derived from the following sources: owned and leased properties; management fees; franchise fees and other revenues which are ancillary to the Company’s operations.

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

The Company has taken advantage of the transitional provisions of IFRS 2 “Share-based Payments” in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after November 7, 2002 that had not vested before January 1, 2005.

Leases

Operating lease rentals are charged to the income statement on a straight-line basis over the term of the lease.

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

Disposal of non-current assets

The Company recognizes the sales proceeds and related gain or loss on disposal on completion of the sales process. In determining whether the gain or loss should be recorded, the Company considers whether it:

•	has a continuing managerial involvement to the degree associated with asset ownership;

•	has transferred the significant risks and rewards associated with asset ownership; and

•	can reliably measure and will actually receive the proceeds.

Discontinued operations

Discontinued operations are those relating to hotels sold or those classified as held for sale when the results relate to a separate line of business, geographical area of operations, or where there is a co-ordinated plan to dispose of a separate line of business or geographical area of operations.

Exceptional items

The Company discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance of the Company and provides consistency with the Company’s internal management reporting. Exceptional items are identified by virtue of either their size or nature so as to facilitate comparison with prior periods and to assess underlying trends in financial performance. Exceptional items can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, restructuring costs and the release of tax provisions.

Amounts that have previously been disclosed as special items have now been called exceptional items in accordance with market practice. There have been no change to the Company’s accounting policy for identifying these items.

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

The estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are:

•	Impairment — the Company determines whether goodwill is impaired on an annual basis or more frequently if there are indicators of impairment. Other non-current assets, including property, plant and equipment, are tested for impairment if there are indicators of impairment. Impairment testing requires an estimate of future cash flows and the choice of a suitable discount rate and, in the case of hotels, an assessment of recoverable amount based on comparable market transactions.

•	Retirement and other post-employment benefits — the cost of defined benefit pension plans and other post-employment benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases.

•	Tax — provisions for tax accruals require judgments on the interpretation of tax legislation, developments in tax case law and the potential outcomes of tax audits and appeals. In addition, deferred tax assets are recognized for unused tax attributes to the extent that it is probable that taxable profit will be available against which they can be utilized. Judgment is required as to the amount that can be recognized based on the likely amount and timing of future taxable profits, taking into account expected tax planning.

•	Loyalty program — the future redemption liability included in trade and other payables is estimated using actuarial methods based on statistical formulae that project the timing of future point redemptions based on historical levels to give eventual redemption rates and points values.

•	Trade receivables — a provision for impairment of trade receivables is made on the basis of historical experience and other factors considered relevant by management.

•	Other — the Company also makes estimates and judgments in the valuation of management and franchise agreements acquired on asset disposals, the valuation of financial assets classified as available-for-sale, the outcome of legal proceedings and claims and in the valuation of share-based payment costs.

New standards and interpretations

The IASB and IFRIC issued the following standards and interpretations with an effective date after the date of these financial statements. They have not been adopted early by the Company and the Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Company’s reported income or net assets in the period of adoption.

IFRS 3R	Business Combinations Effective from July 1, 2009
IFRS 8	Operating Segments Effective from January 1, 2009
IAS 23	Borrowing Costs (Amendment) Effective from January 1, 2009
IAS 27R	Consolidated and Separate Financial Statements Effective from July 1, 2009.
IFRIC 11	Group and Treasury Share Transactions Effective from March 1, 2007
IFRIC 13	Customer Loyalty Programmes Effective from July 1, 2008.

Note: the effective dates are in respect of accounting periods beginning on or after the date.

Note 2 —	Segmental Information

Exchange Rates

The results of foreign operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1 = $2.01 (2006 £1 = $1.84, 2005 £1 = $1.83). In the case of the euro, the translation rate is £1 = €1.46 (2006 £1 = €1.47, 2005 £1 = €1.46).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the balance sheet date. In the case of the US dollar, the translation rate is £1 = $2.01 (2006 £1 = $1.96, 2005 £1 = $1.73). In the case of the euro, the translation rate is £1 = €1.36 (2006 £1 = €1.49, 2005 £1 = €1.46).

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

Segmental Information

Year ended December 31, 2007

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Total
	(£ million)

Hotels
Owned and leased	128	121	73	—	322
Managed	78	84	49	—	211
Franchised	244	40	8	—	292
Central	—	—	—	58	58

Continuing operations	450	245	130	58	883
Discontinued operations — owned and leased	31	9	—	—	40

	481	254	130	58	923

Segmental result

			Asia
	Americas	EMEA	Pacific	Central	Total
	(£ million)

Hotels
Owned and leased	20	17	18	—	55
Managed	21	43	23	—	87
Franchised	212	29	3	—	244
Regional and central	(33)	(22)	(13)	(81)	(149)

Continuing operations	220	67	31	(81)	237
Discontinued operations — owned and leased	8	—	—	—	8

	228	67	31	(81)	245
Exceptional operating items	9	10	8	3	30

Operating profit	237	77	39	(78)	275

	Continuing	Discontinued	Total
	(£ million)

Operating profit	267	8	275
Net finance costs	(45)	—	(45)

Profit before tax	222	8	230
Tax	(12)	(3)	(15)

Profit after tax	210	5	215
Gain on disposal of assets, net of tax	—	16	16

Profit for the year	210	21	231

Year ended December 31, 2007

Assets and liabilities

			Asia
	Americas	EMEA	Pacific	Central	Total
	(£ million)

Segment assets	614	613	334	83	1,644
Non-current assets classified as held for sale	57	—	—	—	57

	671	613	334	83	1,701

Unallocated assets:
Current tax receivable					54
Cash and cash equivalents					52

Total assets					1,807

Segment liabilities	(280)	(237)	(67)	—	(584)
Liabilities classified as held for sale	(3)	—	—	—	(3)

	(283)	(237)	(67)	—	(587)

Unallocated liabilities:
Current tax payable					(212)
Deferred tax payable					(82)
Loans and other borrowings					(877)

Total liabilities					(1,758)

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Total
	(£ million)

Continuing operations:
Capital expenditure(i)	29	20	20	23	92
Additions to:
Property, plant and equipment	16	14	14	10	54
Intangible assets	4	5	3	13	25
Depreciation and amortization(ii)	16	18	11	11	56
Reversal of previously recorded impairment	—	—	3	—	3
Discontinued operations:
Capital expenditure(i)	1	—	—	—	1
Depreciation and amortization(ii)	1	1	—	—	2

(i)	Comprises purchases of property, plant and equipment, intangible assets and other financial assets and acquisitions of subsidiaries as included in the consolidated cash flow statement.

(ii)	Included in the £58 million of depreciation and amortization is £20 million relating to administrative expenses and £38 million relating to cost of sales.

Year ended December 31, 2006

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Total
	(£ million)

Hotels
Owned and leased	104	92	71	—	267
Managed	77	71	36	—	184
Franchised	241	35	4	—	280
Central	—	—	—	55	55

Continuing operations	422	198	111	55	786
Discontinued operations — owned and leased	41	133	—	—	174

	463	331	111	55	960

Segmental result

	Americas	EMEA	Asia Pacific	Central	Total
	(£ million)

Hotels
Owned and leased	12	(4)	17	—	25
Managed	27	37	21	—	85
Franchised	208	24	3	—	235
Regional and central	(32)	(20)	(12)	(81)	(145)

Continuing operations	215	37	29	(81)	200
Discontinued operations — owned and leased	6	25	—	—	31

	221	62	29	(81)	231
Exceptional operating items	25	2	—	—	27

Operating profit	246	64	29	(81)	258

	Continuing	Discontinued	Total
	(£ million)

Operating profit	227	31	258
Net finance costs	(11)	—	(11)

Profit before tax	216	31	247
Tax	53	(12)	41

Profit after tax	269	19	288
Gain on disposal of assets, net of tax	—	117	117

Profit for the year	269	136	405

Year ended December 31, 2006

Assets and liabilities

			Asia
	Americas	EMEA	Pacific	Central	Total
	(£ million)

Segment assets	647	583	338	73	1,641
Non-current assets classified as held for sale	40	10	—	—	50

	687	593	338	73	1,691

Unallocated assets:
Current tax receivable					23
Cash and cash equivalents					179

Total assets					1,893

Segment liabilities	(295)	(234)	(53)	—	(582)
Liabilities classified as held for sale	(2)	—	—	—	(2)

	(297)	(234)	(53)	—	(584)

Unallocated liabilities:
Current tax payable					(231)
Deferred tax payable					(79)
Loans and other borrowings					(313)

Total liabilities					(1,207)

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Total
	(£ million)

Continuing operations:
Capital expenditure(i)	34	49	17	15	115
Additions to:
Property, plant and equipment	116	53	9	4	182
Intangible assets	10	31	1	11	53
Depreciation and amortization(ii)	15	17	10	13	55
Reversal of previously recorded impairment	—	2	—	—	2
Discontinued operations:
Capital expenditure(i)	1	8	—	—	9
Additions to property, plant and equipment	—	4	—	—	4
Depreciation and amortization(ii)	4	5	—	—	9
Impairment of assets held for sale	3	—	—	—	3

(i)	Comprises purchases of property, plant and equipment, intangible assets and other financial assets and acquisitions of subsidiaries as included in the consolidated cash flow statement.

(ii)	Included in the £64 million of depreciation and amortization is £21 million relating to administrative expenses and £43 million relating to cost of sales.

Year ended December 31, 2005*

Revenue

			Asia		Total
	Americas	EMEA	Pacific	Central	Hotels
	(£ million)
Hotels
Owned and leased	98	102	59	—	259
Managed	65	55	25	—	145
Franchised	213	35	3	—	251
Central	—	—	—	42	42

Continuing operations	376	192	87	42	697
Discontinued operations — owned and leased	69	419	54	—	542

	445	611	141	42	1,239

	Continuing	Discontinued	Group
	(£ million)
Group
Hotels	697	542	1,239
Soft Drinks	—	671	671

Total revenue	697	1,213	1,910

Segmental result

					Total
	Americas	EMEA	Asia Pacific	Central	Hotels
	(£ million)
Hotels
Owned and leased	14	(3)	11	—	22
Managed	20	31	16	—	67
Franchised	186	26	2	—	214
Regional and central	(34)	(21)	(8)	(65)	(128)

Continuing operations	186	33	21	(65)	175
Discontinued operations — owned and leased	12	71	11	—	94

	198	104	32	(65)	269

	Continuing	Discontinued	Total
	(£ million)
Group
Hotels	175	94	269
Soft Drinks	—	70	70

	175	164	339
Exceptional operating items	(15)	(7)	(22)

Operating profit	160	157	317
Net finance costs	(24)	(9)	(33)

Profit before tax	136	148	284
Tax	(22)	(58)	(80)

Profit after tax	114	90	204
Gain on disposal of assets, net of tax	—	311	311

Profit for the year	114	401	515

*	Other than for Soft Drinks which reflects the 50 weeks and three days ended December 14.

Year ended December 31, 2005*

Assets and liabilities

			Asia		Total	Soft
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Total
	(£ million)
Segment assets	689	987	346	88	2,110	—	2,110
Non-current assets classified as held for sale	21	258	—	—	279	—	279

	710	1,245	346	88	2,389	—	2,389
Unallocated assets:
Current tax receivable					22	—	22
Cash and cash equivalents					324	—	324

Total assets					2,735	—	2,735

Segment liabilities	(340)	(261)	(50)	—	(651)	—	(651)
Liabilities classified as held for sale	(1)	(33)	—	—	(34)	—	(34)

	(341)	(294)	(50)	—	(685)	—	(685)
Unallocated liabilities:
Current tax payable					(324)	—	(324)
Deferred tax payable					(210)	—	(210)
Loans and other borrowings					(412)	—	(412)

Total liabilities					(1,631)	—	(1,631)

Other segmental information

			Asia		Total	Soft
	Americas	EMEA	Pacific	Central	Hotels	Drinks	Total
	(£ million)
Continuing operations:
Capital expenditure(i)	17	19	28	13	77	—	77
Additions to:
Property, plant and equipment	7	15	30	6	58	—	58
Intangible assets	27	51	9	7	94	—	94
Depreciation and amortization(ii)	16	13	8	15	52	—	52
Impairment of property, plant and equipment	—	7	—	—	7	—	7
Discontinued operations:
Capital expenditure(i)	11	44	4	—	59	47	106
Additions to:
Property, plant and equipment	9	33	4	—	46	36	82
Intangible assets	—	—	—	—	—	7	7
Depreciation and amortization(ii)	4	26	3	—	33	45	78

*	Other than for Soft Drinks which reflects the 50 weeks and three days ended December 14.

(i)	Comprises purchases of property, plant and equipment, intangible assets and other financial assets and acquisitions of subsidiaries as included in the cash flow statement.

(ii)	Included in the £130 million of depreciation and amortization is £23 million relating to administrative expenses and £107 million relating to cost of sales.

Note 3 —	Staff costs and Directors’ emoluments

Staff

	Year ended December 31,
	2007	2006	2005
	(£ million)

Costs:
Wages and salaries	292	301	465
Social security costs	31	38	61
Pension and other post-retirement benefits:
Defined benefit plans	4	6	19
Defined contribution plans	12	11	15

	339	356	560

Employee numbers

Average number of employees, including part-time employees:

	Year ended December 31,
	2007	2006	2005
	(Number)

Americas	3,761	3,771	5,832
EMEA	2,739	4,437	10,477
Asia Pacific	2,716	2,225	1,737
Central	1,150	1,023	949

Hotels	10,366	11,456	18,995
Soft Drinks	—	—	2,991

	10,366	11,456	21,986

Retirement benefits

Retirement and death in service benefits are provided for eligible employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan. The plan, which is funded and HM Revenue & Customs registered covers approximately 440 (2006 410, 2005 400) employees, of which 200 (2006 220, 2005 240) are in the defined benefit section which provides pensions based on final salaries and 240 (2006 190, 2005 160) are in the defined contribution section. The deferred benefit section of the plan closed to new entrants during 2002 with new members provided with defined contribution arrangements The assets of the plan are held in self-administered trust funds separate from the Company’s assets. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime allowance. The Company also maintains the following US-based deferred benefit plans; the funded InterContinental Hotels Pension Plan, unfunded InterContinental Hotels non-qualified pension plans and post-employment benefits schemes. These plans are now closed to new members. The Company also operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, those schemes.

On December 14, 2005, the Soft Drinks business, including the Britvic Pension Plan, was sold. The comparative information provided below includes movements for the Britvic Pension Plan up to the date of disposal.

The amounts recognized in the consolidated income statement in respect of the defined benefit plans are:

							Post-
	Pension plans						employment
	UK			US and other			benefits			Total
Recognized in administrative expenses	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(£ million)

Current service costs	5	5	19	—	—	—	—	—	—	5	5	19
Interest cost on benefit obligation	15	13	30	5	5	6	1	1	1	21	19	37
Expected return on plan assets	(17)	(14)	(32)	(5)	(4)	(5)	—	—	—	(22)	(18)	(37)

	3	4	17	—	1	1	1	1	1	4	6	19

Recognized in other operating income and expense
Plan curtailment	—	—	(7)	—	—	—	—	—	—	—	—	(7)

The curtailment gain arose as a result of the sale of 73 United Kingdom hotel properties.

The amounts recognized in the consolidated statement of recognized income and expense are:

	Pension plans						Post-employment
	UK			US and other			benefits			Total
Actuarial gains and losses	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(£ million)

Actual return on plan assets	14	21	79	5	6	4	—	—	—	19	27	83
Less: expected return on plan assets	(17)	(14)	(32)	(5)	(4)	(5)	—	—	—	(22)	(18)	(37)

	(3)	7	47	—	2	(1)	—	—	—	(3)	9	46
Other actuarial gains and losses	15	(12)	(67)	—	—	(3)	—	1	1	15	(11)	(69)

	12	(5)	(20)	—	2	(4)	—	1	1	12	(2)	(23)

The assets and liabilities of the schemes and the amounts recognised in the consolidated balance sheet are:

	Pension plans
	UK		US and other		Post-employment benefits		Total
	2007	2006	2007	2006	2007	2006	2007	2006
				(£ million)

Schemes in surplus
Fair value of plan assets	304	—	7	—	—	—	311	—
Present value of benefit obligations	(274)	—	(5)	—	—	—	(279)	—

Retirement benefit assets	30	—	2	—	—	—	32	—

Schemes in deficit
Fair value of plan assets	—	269	65	56	—	—	65	325
Present value of benefit obligations	(23)	(298)	(87)	(89)	(10)	(9)	(120)	(396)

Retirement benefit obligations	(23)	(29)	(22)	(33)	(10)	(9)	(55)	(71)

Total fair value of plan assets	304	269	72	56	—	—	376	325

Total present value of benefit obligations	(297)	(298)	(92)	(89)	(10)	(9)	(399)	(396)

The “US and other” surplus of £2 million relates to a defined benefit pension scheme in Hong Kong.

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligation are:

	Pension plans
	UK			US			Post-employment benefits
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(%)

Wages and salaries increases	4.9	4.6	4.3	—	—	—	4.0	4.0	4.0
Pensions increases	3.4	3.1	2.8	—	—	—	—	—	—
Discount rate	5.5	5.0	4.7	5.8	5.8	5.5	5.8	5.8	5.5
Inflation rate	3.4	3.1	2.8	—	—	—	—	—	—
Healthcare cost trend rate assumed for next year							10.0	10.0	9.0
Ultimate rate that the cost trend rate trends to							5.0	5.0	4.5

Mortality is the most significant demographic assumption. In respect of the UK plans, the specific mortality rates used are in line with the PA92 medium cohort tables, with age rated down by one year, implying the following life expectancies at retirement. In the US, life expectancy is determined by reference to the RP-2000 healthy tables.

	Pension plans
	UK			US
	2007	2006	2005	2007	2006	2005
	(years)

Current pensioners at 65 — male(i)	23	23	21	18	18	17
Current pensioners at 65 — female(i)	26	26	24	20	20	22
Future pensioners at 65 — male(ii)	24	24	22	18	18	17
Future pensioners at 65 — female(ii)	27	27	25	20	20	22

(i)	Relates to assumptions based on longevity (in years) following retirement at the balance sheet date.

(ii)	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2027.

The assumptions allow for expected increases in longevity.

Sensitivities

The value of scheme assets is sensitive to market conditions, particularly equity value. Changes in assumptions used for determining retirement benefit costs and obligations may have a material impact on the income statement and the balance sheet. The main assumptions are the discount rate, the rate of inflation and the assumed mortality rate. The following table provides an estimate of the potential impacts of each of these variables on the pension plans.

	UK		US
	Higher/	Increase/	Higher/	Increase/
	(lower)	(decrease)	(lower)	(decrease)
	pension cost	in liabilities	pension cost	in liabilities
	(£ million)

Discount rate — 0.25% decrease	0.4	15.6	—	2.4
Discount rate — 0.25% increase	(0.4)	(14.7)	—	(2.3)
Inflation rate — 0.25% increase	0.9	14.6	—	—
Inflation rate — 0.25% decrease	(0.9)	(13.8)	—	—
Mortality rate — one year increase	0.6	6.8	—	2.7

In 2018 the healthcare cost trend rate reaches the assumed ultimate rate. A one percentage point increase/(decrease) in assumed healthcare costs trend rate would increase/(decrease) the accumulated post-employment benefit obligations as on December 31, 2007, 2006 and 2005, by approximately £1 million and would increase/(decrease) the total of the service and interest cost components of net post-employment healthcare cost for the period then ended by approximately £nil.

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
Movement in benefit obligation	2007	2006	2007	2006	2007	2006	2007	2006
	(£ million)

Benefit obligation at beginning of year	298	274	89	103	9	11	396	388
Current service cost	5	5	—	—	—	—	5	5
Members’ contributions	1	1	—	—	—	—	1	1
Interest expense	15	13	5	5	1	1	21	19
Benefits paid	(7)	(7)	(5)	(6)	(1)	(1)	(13)	(14)
Reclassification(i)	—	—	5	—	—	—	5	—
Actuarial (gain)/ loss arising in the year	(15)	12	—	—	—	(1)	(15)	11
Exchange adjustments	—	—	(2)	(13)	1	(1)	(1)	(14)

Benefit obligation at end of year	297	298	92	89	10	9	399	396

Comprising:
Funded plans	274	275	70	65	—	—	344	340
Unfunded plans	23	23	22	24	10	9	55	56

	297	298	92	89	10	9	399	396

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
Movement in plan assets	2007	2006	2007	2006	2007	2006	2007	2006
	(£ million)

Fair value of plan assets at beginning of year	269	250	56	62	—	—	325	312
Company contributions	27	4	10	1	1	1	38	6
Members’ contributions	1	1	—	—	—	—	1	1
Benefits paid	(7)	(7)	(5)	(6)	(1)	(1)	(13)	(14)
Reclassification(i)	—	—	7	—	—	—	7	—
Expected return on assets	17	14	5	4	—	—	22	18
Actuarial (loss)/gain arising in the year	(3)	7	—	2	—	—	(3)	9
Exchange adjustments	—	—	(1)	(7)	—	—	(1)	(7)

Fair value of plan assets at end of year	304	269	72	56	—	—	376	325

(i)	Relates to the recognition of the gross assets and obligations of the Hong Kong pension scheme.

Normal company contributions are expected to be £8 million in 2008. In addition, the Company has agreed to pay special contributions of £20 million to the UK pension plan; £10 million in 2008 and £10 million in 2009.

The combined assets of the principal plans and expected rate of return are:

	2007		2006		2005
	Long-term		Long-term		Long-term
	rate of		rate of		rate of
	return		return		return
	expected	Value	expected	Value	expected	Value
	(%)	(£ million)	(%)	(£ million)	(%)	(£ million)

UK pension plans
Equities	7.9	109	7.9	128	7.5	125
Bonds	4.8	179	4.6	123	4.2	110
Other	7.9	16	7.9	18	7.5	15

Total market value of assets		304		269		250

US pension plans
Equities	9.5	39	9.5	34	9.6	38
Fixed income	5.5	26	5.5	22	5.5	24

Total market value of assets		65		56		62

The expected rate of return on assets has been determined following advice from the plans’ independent actuaries and is based on the expected return on each asset class together with consideration of the long-term asset strategy.

History of experience gains and losses:

UK pension plans	2007	2006	2005	2004	2003
	(£ million)

Fair value of plan assets	304	269	250	470	353
Present value of benefit obligations	(297)	(298)	(274)	(600)	(477)

Surplus/(deficit) in the plans	7	(29)	(24)	(130)	(124)
Experience adjustments arising on plan liabilities	15	(12)	(67)	(60)
Experience adjustments arising on plan assets	(3)	7	47	14

US pension plans	2007	2006	2005	2004	2003
	(£ million)

Fair value of plan assets	65	56	62	56	48
Present value of benefit obligations	(87)	(89)	(103)	(88)	(91)

Deficit in the plans	(22)	(33)	(41)	(32)	(43)
Experience adjustments arising on plan liabilities	—	—	(3)	(5)
Experience adjustments arising on plan assets	—	2	(1)	1

US post-employment benefits	2007	2006	2005	2004	2003
	(£ million)

Present value of benefit obligations	(10)	(9)	(11)	(11)	(11)
Experience adjustments arising on plan liabilities	—	1	1	(1)

The cumulative amount of actuarial gains and losses recognized since January 1, 2004 in the consolidated statement of recognized income and expense is £64 million (2006 £76 million, 2005 £74 million). The Company is unable to determine how much of the pension scheme deficit recognized on transition to IFRS of £178 million and taken directly to total equity is attributable to actuarial gains and losses since inception of the schemes. Therefore, the Company is unable to determine the amount of actuarial gains and losses that would have been recognized in the consolidated statement of recognized income and expense before January 1, 2004.

Policy on remuneration of Executive Directors and senior executives

The following policy has applied throughout the year and, except where stated, will apply in future years, subject to regular review.

Total level of remuneration

The Remuneration Committee aims to ensure that overall remuneration is offered which:

•	attracts high-quality executives in an environment where compensation levels are based on global market practice;

•	provides appropriate retention strength against loss of key executives;

•	drives aligned focus and attention to key business initiatives and appropriately rewards their achievement;

•	supports equitable treatment between members of the same executive team; and

•	facilitates global assignments and relocation.

The Remuneration Committee is aware that, as the Company’s primary listing is on the London Stock Exchange, IHG’s incentive arrangements may be expected to recognize UK investor guidelines. However, given the global nature of the Hotels business, an appropriate balance needs to be drawn in the design of relevant remuneration between domestic and international expectations.

Key developments

During 2007, the Remuneration Committee undertook a major review of the executive remuneration structure. The purpose of the review was to ensure that executive remuneration arrangements are simple, relevant to participants and easily understood.

The review resulted in two main amendments to the executive incentives:

•	restructuring of the Short Term Incentive Plan and the Short Term Deferred Incentive Plan into a single plan, renamed the Annual Bonus Plan; and

•	a change to the Total Shareholder Return (“TSR”) performance measure linked to the Performance Restricted Share Plan, which has been renamed the Long Term Incentive Plan.

Further details of the changes are included in the relevant sections below.

The Remuneration Committee believes that the changes will enhance the effectiveness of the arrangements in support of the aims of attracting, retaining, and motivating high-quality executives in the highly competitive global environment in which the Company operates. The greater simplification introduced will make overall reward more transparent and motivational to executives. The changes to the performance measures are intended to generate a more robust alignment between reward and performance.

The main components

The components of overall reward place a strong emphasis on performance-related reward. The individual elements are designed to provide the appropriate balance between fixed remuneration and variable “risk” reward, which is linked to the performance of both the Company and the individual. Company performance-related measures are chosen carefully to ensure a strong link between reward and true underlying financial performance, and emphasis is placed on particular areas requiring executive focus.

The normal policy for all Executive Directors is that, using “target” or “expected value” calculations, their performance-related incentives will equate to approximately 70% of total annual remuneration (excluding pensions & benefits).

The main components of remuneration are as follows:

Base salary and benefits  The salary for each Executive Director is reviewed annualy and based on both individual performance and on the most recent relevant market information provided from independent professional sources on comparable salary levels. Internal relativities and salary levels in the wider employment market are also taken into account. Base salary is the only element of remuneration which is pensionable.

In addition, benefits are provided to Executive Directors in accordance with the policy applying to other executives in their geographic location.

In assessing levels of pay and benefits, IHG analyzes those offered by different groups of comparator companies. These groups are chosen having regard to participants’:

•	size — turnover, profits and the number of people employed;

•	diversity and complexity of businesses;

•	geographical spread of businesses; and

•	relevance to the hotel industry.

Annual Bonus  During 2007, and in previous years, the annual performance bonus consisted of two elements, the Short Term Incentive Plan (“STI”) and the Short Term Deferred Incentive Plan (“STDIP”). Both elements require the achievement of challenging performance goals before target bonus is payable.

Any bonus for 2007 earned under the STI arrangement is payable in cash in 2008, based on individual performance relative to personal objectives and leadership competencies.

100% of any bonus earned under the STDIP for 2007 is payable in 2008 in shares and deferred on a mandatory basis. Participants could also receive matching shares up to half of the total deferred amount. This matching award was taken into account when the Remuneration Committee decided the basic level of payment under the STDIP. Therefore, there is no separate performance test governing the vesting of matching awards. Such awards are, however, conditional on the Directors’ continued employment with the Company until the release date. The shares will normally be released at the end of the three years following deferral.

For awards to be made in respect of financial year 2008 onwards, the STI and STDIP will be combined, so that all Executive Directors will participate in the Annual Bonus Plan. Cash bonuses will no longer be payable under the STI. Existing powers within the STDIP, renamed the Annual Bonus Plan, will be used to pay both cash and share bonuses. The maximum bonus amount a participant can receive in any one year is 200% of salary. The target award level will be 115% of salary. Half of any bonus earned will be deferred in the form of shares for three years. Matching shares will no longer be awarded. The first cash and share awards will be made under the new arrangements in 2009, in respect of the 2008 financial year.

Awards under the Annual Bonus Plan will be linked to individual performance (30% of total award), Earnings Before Interest and Tax (“EBIT”) (50% of total award) and net annual rooms additions (20% of total award). Individual performance is measured by the achievement of specific Key Performance Objectives that are linked directly to the Company’s strategic priorities, and an assessment of performance against leadership competencies and behaviours.

Under the financial measure (EBIT), threshold payout is 90% of target performance, with maximum payout at 110% of target. If performance under the financial measure in any year is below threshold, payouts on all other measures are reduced by half.

Long Term Incentive Plan  The Long Term Incentive Plan (“LTIP”) was formerly called the Performance Restricted Share Plan. It allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three-year period. Awards are normally made annualy and, other than in exceptional circumstances, will not exceed three times annual salary for Executive Directors.

For the 2007/09 LTIP cycle, performance will be measured by reference to:

•	the increase in IHG’s Total Shareholder Return (“TSR”) over the performance period relative to eight* identified comparator companies: Accor, Choice, Marriott Hotels, Millennium & Copthorne, NH Hotels, Sol Melia, Starwood Hotels and Wyndham Worldwide; and

•	growth in adjusted Earnings Per Share (“EPS”) over the period.

*	Following the delisting of Hilton Hotels Corp. shares in October 2007.

In respect of TSR performance, 10% of the award will be released for the achievement of median performance and 50% of the award will be released for the achievement of first place only (previously first or second place). In respect of EPS performance, 10% of the award will be released if adjusted EPS growth is 10% per annum and 50% of the award will be released if adjusted EPS growth is 20% per annum or more.

Vesting between all stated points will continue to be on a straight-line basis. Awards under the LTIP lapse if the performance conditions are not met – there is no retesting.

For the 2008/10 cycle, the performance measures for the LTIP will be as follows:

•	50% of the award will be based on IHG’s TSR relative to the Dow Jones World Hotels Index. 10% of the award will be released for the achievement of growth equal to the index and 50% of the award will be released for the out-performance of the index by 8% per annum. Vesting between all stated points will continue to be on a straight-line basis; and

•	the other 50% of the award will depend on growth in adjusted EPS over the period. 10% of the award will be released for threshold performance and 50% of the award will be released for superior performance. The Remuneration Committee reviews the EPS targets each year and, at the time of this report, the target had not yet been determined. It will be disclosed when awards are made in due course. In setting the target, the Remuneration Committee will take into account a range of factors, including IHG’s strategic plans, City analysts’ expectations for IHG’s performance and for the industry as a whole, the historical performance of the industry and FTSE 100 market practice.

Executive Share Options  Since 2006, executive share options have not formed part of the Company’s remuneration strategy. Details of prior share option grants are given in the table on page F-39.

For options granted in 2005, a performance condition has to be met before options can be exercised. The Company’s adjusted EPS over a three-year period must increase by at least nine percentage points over the increase in the UK Retail Price Index (“RPI”) for the same period for one-third of the options granted to vest; 12 percentage points over the increase in RPI for the same period for two-thirds of the options granted to vest; and 15 percentage points over the increase in RPI for the same period for the full award to vest.

Share capital  During 2007, no awards or grants over shares were made that would be dilutive of the Company’s ordinary share capital. Current policy is to settle all awards or grants under any of the Company’s share plans with shares purchased in the market, with the exception of a number of options granted before 2005, which are yet to be exercised and settled with the issue of new shares.

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

Policy on external appointments

The Company recognizes that its Directors may be invited to become Non-Executive Directors of other companies and that such duties can broaden experience and knowledge, and benefit the business. Executive Directors are, therefore, allowed to accept one Non-Executive appointment (not including positions where the

Director is appointed as the Group’s representative), subject to Board approval, as long as this is not likely to lead to a conflict of interest, and to retain the fees received.

Andrew Cosslett is Non-Executive Chairman of Duchy Originals Limited, for which he receives no remuneration.

Contracts of service

a)	Policy

The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months. Andrew Cosslett, Stevan Porter and Richard Solomons have service agreements with a notice period of 12 months. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial period reducing to 12 months may be used, following guidance in the Combined Code.

No provisions for compensation for termination following change of control, or for liquidated damages of any kind, are included in the current Directors’ contracts. In the event of any early termination of an Executive Director’s contract, the policy is to seek to minimise any liability.

Non-Executive Directors have letters of appointment. David Webster’s appointment as Non-Executive Chairman, effective from January 1, 2004, is subject to six months’ notice. The dates of appointment of the other Non-Executive Directors are set out on page 58. All Directors’ appointments and subsequent reappointments are subject to election and re-election by shareholders.

b)	Directors’ contracts

	Contract(1)	Unexpired term/
Director	effective date	notice period

Andrew Cosslett	02.03.05	12 months
Richard Hartman(2)	04.15.03	N/A
Stevan Porter	04.15.03	12 months
Richard Solomons	04.15.03	12 months

(1)	Each of the Executive Directors signed a letter of appointment, effective from completion of the June 2005 capital reorganization of the Company on the same terms as their original service agreements.

(2)	Richard Hartman retired in September 2007, at which point his rolling contract with 12 months’ notice expired.

Policy regarding pensions

Andrew Cosslett, Richard Solomons and other senior UK-based employees participate on the same basis in the executive section of the registered InterContinental Hotels UK Pension Plan and, if appropriate, the InterContinental Executive Top-Up Scheme. The latter is an unfunded arrangement, but with appropriate security provided via a fixed charge on a hotel asset. As an alternative to these arrangements, a cash allowance may be taken.

Stevan Porter and senior US-based executives participate in US retirement benefits plans.

With effect from January 30, 2006, Richard Hartman ceased to be an active member of the InterContinental Hotels UK Pension Plan and InterContinental Executive Top-Up Scheme, and from that date up to his retirement on September 25, 2007, he participated in the InterContinental Hotels Group International Savings and Retirement Plan.

Executives in other countries participate in these plans or local plans.

Policy on remuneration of Non-Executive Directors

Non-Executive Directors are paid a fee which is approved by the Board on the recommendation of the Executive Directors, having taken account of the fees paid in other companies of a similar complexity, and the skills and experience of the individual. Higher fees are payable to the Chairman of the Remuneration Committee and to the Senior Independent Director, who chairs the Audit Committee, reflecting the additional responsibilities of these roles.

Non-Executive Directors’ fee levels were last established by the Board on January 1, 2007. Having taken into account the global nature, scale and complexity of the Company’s business, and current competitive fee levels, the following annual fee rates apply:

Role	Fee
Chairman	£390,000
Senior Independent Director & Chairman of Audit Committee	£95,000
Chairman of Remuneration Committee	£80,000
Other Non-Executive Directors	£60,000

Directors’ emoluments

				Total emoluments excluding pensions
	Base salaries	Performance		Jan 1, 2007 to	Jan 1, 2006 to
	and fees	payments(1)	Benefits(2)	Dec 31, 2007	Dec 31, 2006
	(£ thousands)
Executive Directors
Andrew Cosslett	732	519	25	1,276	1,268
Richard Hartman(3)	398	201	247	846	1,005
Stevan Porter(4)	416	253	8	677	726
Richard Solomons	468	285	18	771	806
Non-Executive Directors
David Webster	390	—	2	392	354
David Kappler	95	—	—	95	80
Ralph Kugler(5)	60	—	—	60	50
Jennifer Laing	60	—	—	60	50
Robert C Larson	60	—	—	60	50
Jonathan Linen	60	—	—	60	50
Sir David Prosser	80	—	—	80	65
Sir Howard Stringer(6)	—	—	—	—	43
Ying Yeh(7)	5	—	—	5	—
Former Directors(8)	—	—	1	1	1

Total	2,824	1,258	301	4,383	4,548

(1)	Performance payments include bonus awards in cash in respect of participation in the Short Term Incentive Plan (“STI”) and the Short Term Deferred Incentive Plan (“STDIP”) but exclude bonus awards in deferred shares and any matching shares, details of which are set out in the STDIP table on page F-36.

(2)	Benefits incorporate all tax assessable benefits arising from the individual’s employment. For Messrs Cosslett, Hartman and Solomons, this relates in the main to the provision of a fully expensed company car and private healthcare cover. In addition, Mr Hartman received housing, child education and other expatriate benefits. For Stevan Porter, benefits relate in the main to private healthcare cover and financial counselling.

(3)	Richard Hartman retired as a Director on September 25, 2007.

(4)	Emoluments for Stevan Porter include £79,051 that was chargeable to UK income tax.

(5)	All fees due to Ralph Kugler were paid to Unilever.

(6)	Sir Howard Stringer resigned as a Director on November 10, 2006.

(7)	Ying Yeh was appointed as a Director on December 1, 2007.

(8)	Sir Ian Prosser retired as a Director on December 31, 2003. However, he had an ongoing healthcare benefit of £1,150 during the year.

Long-term reward

Short Term Deferred Incentive Plan (“STDIP”) — now called the Annual Bonus Plan

Messrs Cosslett, Hartman, Porter and Solomons participated in the STDIP during the year ended December 31, 2007, and received an award on February 25, 2008. Directors’ pre-tax interests during the year were:

													Value
													based on
			STDIP shares				STDIP shares						share
			awarded			Market	vested		Market		STDIP		price of
			during			price	during		price		shares		884.0 pence
	STDIP shares		the year			per share	the year		per share	Value	held at	Planned	at Dec 31,
	held at		Jan 1, 2007		Award	at award	Jan 1, 2007 to	Vesting	at vesting	at vesting	Dec 31,	vesting	2007
Directors	Jan 1, 2007		to Dec 31, 2007		date	(pence)	Dec 31, 2007	date	(pence)	(£)	2007	date	(£)
Andrew Cosslett	39,916(1)				4.1.05	617.5	39,916	4.1.07	1260.0	502,942	—
	32,168(3)				3.8.06	853.67	32,168	3.8.07	1239.6	398,755	—
	32,167(3	),(8)			3.8.06	853.67					28,877	3.8.08	255,273
	32,168(3	),(8)			3.8.06	853.67					28,878	3.8.09	255,282
			62,575(4	),(8),(9)	2.26.07	1235					55,870	2.26.10	493,891

Total											113,625		1,004,446

Richard Hartman	29,447(2)				3.16.05	653.67	29,447	3.16.07	1210.5	356,456	—
	29,447(2)				3.16.05	653.67					29,447	3.16.08	260,312
	19,714(3)				3.8.06	853.67	19,714	3.8.07	1239.6	244,375	—
	19,714(3	),(8)			3.8.06	853.67					17,698	3.8.08	156,451
	19,713(3	),(8)			3.8.06	853.67					17,696	3.8.09	156,433
			51,281(5	),(9)	2.26.07	1235					51,281	2.26.10	453,325

Total											116,122		1,026,521

Stevan Porter	26,978(2)				3.16.05	653.67	26,978	3.16.07	1210.5	326,569(10)	—
	26,978(2)				3.16.05	653.67					26,978	3.16.08	238,486
	20,643(3)				3.8.06	853.67	20,643	3.8.07	1239.6	255,891(10)	—
	20,642(3	),(8)			3.8.06	853.67					18,531	3.8.08	163,815
	20,642(3	),(8)			3.8.06	853.67					18,530	3.8.09	163,806
			33,352(6	),(8),(9)	2.26.07	1235					29,778	2.26.10	263,238

Total											93,817		829,345

Richard Solomons	29,020(2)				3.16.05	653.67	29,020	3.16.07	1210.5	351,287	—
	29,021(2)				3.16.05	653.67					29,021	3.16.08	256,546
	20,563(3)				3.8.06	853.67	20,563	3.8.07	1239.6	254,899	—
	20,562(3	),(8)			3.8.06	853.67					18,459	3.8.08	163,178
	20,563(3	),(8)			3.8.06	853.67					18,459	3.8.09	163,178
			40,048(7	),(8),(9)	2.26.07	1235					35,757	2.26.10	316,092

Total											101,696		898,994

(1)	This special award was made to Andrew Cosslett as part of his overall recruitment terms. The shares were to vest in equal portions on the first and second anniversary of the award date, subject to his continued employment until that time. The second half of the award vested on April 1, 2007.

(2)	This award was based on financial year 2004 performance where the performance measures were related to earnings per share (“EPS”), earnings before interest and tax (“EBIT”) and personal performance. Total shares held include matching shares.

(3)	This award was based on financial year 2005 performance where the performance measures were related to EPS, EBIT and personal performance. Total shares held include matching shares.

(4)	This award was based on financial year 2006 performance and the bonus target was 50% of base salary. Andrew Cosslett was awarded 50% for EPS performance and 42% for Group EBIT performance. Andrew Cosslett’s total bonus was therefore 92% of his base salary. One matching share was awarded for every two bonus shares earned.

(5)	This award was based on financial year 2006 performance and the bonus target was 50% of base salary. Richard Hartman was awarded 50% for EPS performance and 34.3% for EMEA EBIT performance. Richard Hartman’s total bonus was therefore 84.3% of his base salary. One matching share was awarded for every two bonus shares earned.

(6)	This award was based on financial year 2006 performance and the bonus target was 50% of base salary. Stevan Porter was awarded 50% for EPS performance and 33.8% for Americas EBIT performance. Stevan Porter’s total bonus was therefore 83.8% of his base salary. One matching share was awarded for every two bonus shares earned.

(7)	This award was based on financial year 2006 performance and the bonus target was 50% of base salary. Richard Solomons was awarded 50% for EPS performance and 42% for Group EBIT performance. Richard Solomons’ total bonus was therefore 92% of his base salary. One matching share was awarded for every two bonus shares earned.

(8)	A proportion of these share interests were in InterContinental Hotels Group PLC 11 3/7 pence ordinary shares which were subject to the share consolidation effective from June 4, 2007. For every 56 existing InterContinental Hotels Group PLC shares held on June 1, 2007, shareholders received 47 new ordinary shares of 13 29/47 pence each and a special dividend of 200 pence per existing ordinary share. As a consequence, shares held at December 31, 2007 have been reduced accordingly.

(9)	Under the financial year 2006 STDIP, paid in 2007, 80% of the bonus award was paid in shares and deferred for a full three-year period. Participants could also defer the remaining 20% of bonus on the same terms.

(10)	The value of Stevan Porter’s shares at vesting includes £67,953 that was chargeable to UK income tax.

Long Term Incentive Plan (“LTIP”) — previously called the Performance Restricted Share Plan

In 2007, there were three cycles in operation and one cycle which vested.

The awards made in respect of cycles ending on December 31, 2006, 2007, 2008 and 2009 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are set out in the table below. In respect of the cycle ending on December 31, 2007, the Company finished in fourth place in the TSR group and achieved a relative cumulative annual rooms growth (“CAGR”) of 3.1%. Accordingly, 55.3% of the award vested on February 20, 2008.

											Maximum	Expected
			Maximum			LTIP shares					value	value
			LTIP shares			vested					based on	based on
			awarded			during					share	share
			during		Market	the year	Market			Maximum	price of	price of
	Maximum		the year		price	Jan 1, 2007	price		Actual/	LTIP shares	884.0 pence	884.0 pence
	LTIP shares		Jan 1, 2007		per share	to	per share	Value	planned	held at	at Dec 31,	at Dec 31,
	held at		to Dec 31,	Award	at award	Dec 31,	at vesting	at vesting	vesting	Dec 31,	2007	2007
Directors	Jan 1, 2007		2007	date	(pence)	2007	(pence)	(£)	date	2007	(£)	(£)
Andrew Cosslett	136,432(1)			4.1.05	617.5	85,133	1249	1,063,311	2.21.07	—
	276,200(2)			6.29.05	706	—			2.20.08	276,200	2,441,608	1,350,010(8)
	200,740(3)			4.3.06	941.5	—			2.18.09	200,740	1,774,542
			159,506(4)	4.2.07	1256	—			2.17.10	159,506	1,410,034

Total										636,446	5,626,184

Richard Hartman	165,130(1)			6.24.04	549.5	103,041	1249	1,286,982	2.21.07	—
	214,870(2)			6.29.05	706	—			2.20.08	196,964(5)	1,741,162	962,863(8)
	146,110(3)			4.3.06	941.5	—			2.18.09	85,230(5)	753,434
			113,731(4)	4.2.07	1256	—			2.17.10	28,432(5)	251,339

Total										310,626	2,745,935

Stevan Porter	142,290(1)			6.24.04	549.5	88,788	1249	1,108,962(6)	2.21.07	—
	174,900(2)			6.29.05	706	—			2.20.08	174,900	1,546,116	855,003(8)
	132,240(3)			4.3.06	941.5	—			2.18.09	132,240	1,169,002
			92,667(4)	4.2.07	1256	—			2.17.10	92,667	819,177

Total										399,807	3,534,295

Richard Solomons	144,990(1)			6.24.04	549.5	90,473	1249	1,130,008	2.21.07	—
	176,550(2)			6.29.05	706	—			2.20.08	176,550	1,560,702	863,069(8)
	128,470(3)			4.3.06	941.5	—			2.18.09	128,470	1,135,675
			102,109(4)	4.2.07	1256	—			2.17.10	102,109	902,644

Total										407,129	3,599,021

Former Directors
Richard North	144,993(1	),(7)		6.24.04	549.5	90,475	1249	1,130,033	2.21.07	—

Total										—

(1)	This award was based on performance to December 31, 2006 where the performance measure related to both the Company’s TSR against a group of eight other comparator companies and growth in return on capital employed (“ROCE”). The number of shares released was graded, according to a) where the Company finished in the TSR comparator group, with 50% of the award being released for first or second position and 10% of the award being released for fifth place; and b) growth in ROCE, with 50% of the award being released for 141.6% growth and 10% of the award being released for 70% growth. The Company finished in third place in the TSR group and achieved ROCE growth of 98.2%. Accordingly, 62.4% of the award vested on February 21, 2007.

(2)	This award is based on performance to December 31, 2007 where the performance measure relates to both the Company’s TSR against a group of seven other comparator companies and the cumulative annual growth rate (“CAGR”) of rooms in the IHG system relative to a group of five other comparator companies. The number of shares released is graded, according to a) where the Company finished in the TSR comparator group, with 50% of the award being released for first or second position and 10% of the award being released for median position; and b) relative CAGR with 50% of the award being released for 3.4% (upper quartile) CAGR and 10% of the award being released for 2.4% (median) CAGR.

(3)	This award is based on performance to December 31, 2008 where the performance measure relates to both the Company’s TSR against a group of eight other comparator companies and the relative CAGR of rooms in the IHG system.

(4)	This award is based on performance to December 31, 2009 where the performance measure relates to both the Company’s TSR against a group of eight other comparator companies and the compound annual growth rate in earnings per share (“EPS”) over the performance period.

(5)	Richard Hartman’s awards were pro-rated to reflect his contractual service during the applicable performance periods.

(6)	The value of Stevan Porter’s shares at vesting includes £129,378 that was chargeable to UK income tax.

(7)	Richard North’s award was pro-rated to reflect his contractual service during the applicable performance period.

(8)	The Company finished in fourth place in the TSR group and achieved CAGR of 3.1%. Accordingly, 55.3% of the award vested on February 20, 2008.

Share options

Between 2003 and 2005, grants of options were made under the IHG Executive Share Option Plan. No executive share options have been granted since 2005. In 2003, a grant of options was made under the IHG all-employee Sharesave Plan.

						Weighted
	Ordinary shares under option					average
		Granted	Lapsed	Exercised	Options	option	Option
	Options held	during	during	during	held at	price	price
Directors	at Jan 1, 2007	the year	the year	the year	Dec 31, 2007	(pence)	(pence)
Andrew Cosslett	157,300
B					157,300		619.83

Total	157,300	—	—	—	157,300	619.83

Richard Hartman	337,760
				218,950			494.17
B					118,810		619.83

Total	337,760	—	—	218,950	118,810	619.83

Stevan Porter	321,630
A					225,260		494.17
B					96,370		619.83

Total	321,630	—	—	—	321,630	531.82

Richard Solomons	334,639
A					230,320		494.17
B					100,550		619.83
C					3,769		420.50

Total	334,639	—	—	—	334,639	531.10

A	Where options are exercisable at December 31, 2007. Executive share options granted in 2004 are exercisable up to April 2014.

B	Where options are not yet exercisable at December 31, 2007. Executive share options granted in 2005 are exercisable up to April 2015. The performance condition relating to the 2005 grant of executive share options is set out on page F-33.

C	Sharesave options granted in 2003. These are exercisable between March and September 2009.

Option prices range from 420.50 pence to 619.83 pence per IHG share. The closing market value share price on December 31, 2007 was 884.00 pence and the range during the year was 873.50 pence to 1413.00 pence per share.

No serving Director exercised options during the year; therefore there is no disclosable gain by Directors in aggregate for the year ended December 31, 2007 (2006 £6,662,750).

Richard Hartman was a Director until his retirement on September 25, 2007. He subsequently exercised options at an option price of 494.17 pence per share. The market value share price on exercise was 911.78 pence per share.

  Directors’ shareholdings

	December 31, 2007	January 1, 2007
	InterContinental Hotels Group PLC	InterContinental Hotels Group PLC
	ordinary shares of 13 29/47 pence(2)	ordinary shares of 11 3/7 pence(1)
Executive Directors
Andrew Cosslett	133,101	42,063
Stevan Porter	168,162	114,446
Richard Solomons	156,810	104,247
Non-Executive Directors
David Kappler	1,400	1,669
Ralph Kugler	1,169	572
Jennifer Laing	1,404	875
Robert C Larson	10,269(3)	6,874(3)
Jonathan Linen	7,343(3)	8,750(3)
Sir David Prosser	2,402	2,863
David Webster	31,938	31,975
Ying Yeh	—	—

(1)	These share interests were in InterContinental Hotels Group PLC 11 3/7 pence ordinary shares prior to the share consolidation effective from June 4, 2007. For every 56 existing InterContinental Hotels Group PLC shares held on June 1, 2007, shareholders received 47 new ordinary shares of 13 29/47 pence each and 200 pence per existing ordinary share.

(2)	These shareholdings are all beneficial interests and include shares held by Directors’ spouses and other connected persons. None of the Directors has a beneficial interest in the shares of any subsidiary.

(3)	Held in the form of American Depositary Receipts.

Directors’ pensions

The following information relates to the pension arrangements provided for Messrs Cosslett, Hartman and Solomons under the executive section of the InterContinental Hotels UK Pension Plan (“the IC Plan”) and the unfunded InterContinental Executive Top-Up Scheme (“ICETUS”).

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

Richard Hartman, who reached the IC Plan normal pension age of 60 on January 30, 2006, ceased to be an active member of the IC Plan and ICETUS with effect from that date, and, up to his retirement on September 25, 2007, instead participated in the InterContinental Hotels Group International Savings and Retirement Plan (“IS&RP”), which is a Jersey-based defined contribution plan to which the Company contributes.

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

  Directors’ pension benefits

					Increase/
					(decrease) in
					transfer value	Increase/	Increase/
		Directors’	Transfer value of		over the year,	(decrease) in	(decrease)	Accrued
		contributions	accrued benefits		less Directors’	accrued	in accrued	pension at
	Age at	in the year(1)	Jan 1, 2007	Dec 31, 2007	contributions	pension(2)	pension(3)	Dec 31, 2007(4)
Directors	Dec 31, 2007	(£)	(£)	(£)	(£)	(£ pa)	(£ pa)	(£ pa)
Andrew Cosslett	52	34,400	595,300	1,184,200	554,500	27,100	25,300	70,900
Richard Hartman	61	—	1,935,400	1,812,600	(122,800)	(19,300)	(23,300)	75,400(5)
Richard Solomons	46	22,000	1,470,500	2,371,600	879,100	24,900	18,700	168,700

(1)	Contributions paid in the year by the Directors under the terms of the plans. Contributions have been 5% of full pensionable salary.

(2)	The absolute increase or decrease in accrued pension during the year.

(3)	The increase or decrease in accrued pension during the year, excluding any increase for inflation, on the basis that increases or decreases to accrued pensions are applied at October 1.

(4)	Accrued pension is that which would be paid annualy on retirement at 60, based on service to December 31, 2007.

(5)	When Richard Hartman retired on September 25, 2007, his pension was £97,600 per annum pre-commutation. He took a tax-free cash sum of £385,400, leaving a residual pension of £75,400 per annum.

The figures shown in the above table relate to the final salary plans only. For defined contribution plans, the contributions made by and in respect of Stevan Porter during the year are:

	Director’s contribution to		Company contribution to
	DCP	401(k)	DCP	401(k)
	(£)	(£)	(£)	(£)
Stevan Porter	105,000	5,600	74,700	4,500

The Company contributions made in respect of Richard Hartman to the IS&RP during the year were £159,300. He made no contributions.

Note 4 —	Auditor’s Remuneration paid to Ernst & Young LLP

	Year ended December 31,
	2007	2006	2005
	(£ million)

Audit fees	0.8	0.9	1.0
Audit fees in respect of subsidiaries	1.3	1.4	2.1
Tax fees	0.4	0.7	0.6
Fees in respect of reporting under Sarbanes Oxley Act	0.6	1.0	—
Interim review fees	0.2	0.2	0.2
Other services pursuant to legislation	0.1	0.1	0.8
Corporate finance fees	—	0.1	1.8
Other	1.2	0.8	0.7

	4.6	5.2	7.2

Audit fees in respect of the pension scheme were not material.

The Audit Committee has a process to ensure that any non-audit services do not compromise the independence and objectivity of the external auditor and that relevant United Kingdom and United States professional and regulatory requirements are met. A number of criteria are applied when deciding whether pre-approval for such services should be given. These include the nature of the service, the level of fees, and the practicality of appointing an alternative provider, having regard to the skills and experience required to supply the service effectively. Cumulative fees for audit and non-audit services are presented to the Audit Committee on a quarterly basis for review. The Audit Committee is responsible for monitoring adherence to the pre-approval policy.

Note 5 —	Exceptional Items

	Year ended December 31,
	2007	2006	2005
	(£ million)

Continuing operations
Exceptional operating items
Gain on sale of associate investments*	11	—	—
Gain on sale of investments in FelCor Lodging Trust, Inc.*	—	25	—
Gain on sale of other financial assets*	18	—	—
Reversal of previously recorded impairment*	3	2	—
Office reorganizations(i)	(2)	—	—
Restructuring costs*(ii)	—	—	(13)
Property damage*(iii)	—	—	(9)
Employee benefits curtailment gain*(iv)	—	—	7

	30	27	(15)

Tax
Tax charge on exceptional operating items	—	(6)	—
Exceptional tax credit(v)	30	100	8

	30	94	8

	60	121	(7)

Discontinued operations
Exceptional operating items
Impairment of property, plant and equipment(vi)	—	—	(7)

Gain on disposal of assets
Gain on disposal of assets	20	123	349
Tax charge	(4)	(6)	(38)

	16	117	311

	16	117	304

*	Included within other operating income and expenses.

The above items are treated as exceptional by reason of their size or nature.

(i)	Profit on sale and leaseback of new head office less costs incurred to date on the office move and closure of the Company’s Aylesbury facility. Costs will continue to be incurred during the first half of 2008. Costs of £7 million are included in administrative expenses and £1 million in depreciation and amortization. Income of £6 million is included in other operating income and expenses.

(ii)	Restructuring costs relate to the delivery of the further restructuring of the Hotels business.

(iii)	Damage to properties resulting from fire and natural disasters.

(iv)	A curtailment gain arising as a result of the sale of UK hotel properties.

(v)	The exceptional tax credit relates to the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2006, a credit in respect of previously unrecognized losses.

(vi)	Property, plant and equipment were written down by £7 million in 2005 following an impairment review of the hotel estate.

Note 6 —	Finance costs

	Year ended December 31,
	2007	2006	2005
	(£ million)

Financial income
Interest income	8	21	28
Fair value gains	1	5	2

	9	26	30

Financial expenses
Interest expense — Hotels	45	33	51
Interest expense — Soft Drinks	—	—	9
Finance charge payable under finance leases	9	4	—

	54	37	60
Fair value charge	—	—	3

	54	37	63

Interest income and expense relate to financial assets and liabilities held at amortized cost, calculated using the effective interest rate method.

Included within the Hotels interest expense is £10 million (2006 £10 million, 2005 £5 million) payable to the Company’s loyalty program relating to interest on the accumulated balance of cash received in advance of the redemption of points awarded.

Note 7 —	Tax

Income tax

	Year ended December 31,
	2007	2006	2005
	(£ million)

UK corporation tax at 30% (2006 30%, 2005 30%):
Current period	23	16	11
Benefit of tax reliefs on which no deferred tax previously recognized	(1)	(10)	—
Adjustments in respect of prior periods	(16)	(4)	(6)

	6	2	5

Foreign tax:
Current period	100	72	149
Benefit of tax reliefs on which no deferred tax previously recognized	(8)	(1)	(2)
Adjustments in respect of prior periods	(50)	(94)	(19)

	42	(23)	128

Total current tax	48	(21)	133

Deferred tax:
Origination and reversal of temporary differences	(34)	27	(3)
Changes in tax rates	(2)	(4)	(2)
Adjustments to estimated recoverable deferred tax assets	3	(13)	1
Adjustments in respect of prior periods	4	(24)	(11)

Total deferred tax	(29)	(14)	(15)

Total income tax charge/(credit) on profit for the year	19	(35)	118

Further analyzed as tax relating to:
Profit before exceptional items	45	53	88
Exceptional items (Note 5):
Exceptional operating items	—	6	—
Exceptional tax credit(i)	(30)	(100)	(8)
Gain on disposal of assets	4	6	38

	19	(35)	118

The total tax charge/(credit) can be further analyzed as relating to:
Profit on continuing operations	12	(53)	22
Profit on discontinued operations	3	12	58
Gain on disposal of assets	4	6	38

	19	(35)	118

(i)	Represents the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2006, a credit in respect of previously unrecognized losses.

Reconciliation of tax charge/(credit) on total profit, including gain on disposal of assets

	Year ended December 31,
	2007	2006	2005
	(%)

UK corporation tax at standard rate	30.0	30.0	30.0
Permanent differences	5.6	3.7	1.3
Net effect of different rates of tax in overseas businesses	1.8	3.5	2.9
Effect of changes in tax rates	(1.0)	(1.0)	(0.3)
Benefit of tax reliefs on which no deferred tax previously recognized	(3.3)	(3.0)	(0.1)
Effect of adjustments to estimated recoverable deferred tax assets	1.3	(0.2)	0.1
Adjustment to tax charge in respect of prior periods	(11.0)	(6.9)	(4.5)
Other	0.4	0.4	(0.1)
Exceptional items and gain on disposal of assets	(16.3)	(36.1)	(10.7)

	7.5	(9.6)	18.6

Tax paid

Total tax paid during the year of £69 million (2006 £49 million, 2005 £91 million) comprises £37 million (2006 £43 million, 2005 £80 million) in respect of operating activities and £32 million (2006 £6 million, 2005 £11 million) in respect of investing activities.

Note 8 —	Dividends paid and proposed

	Year ended December 31,
	2007	2006	2005	2007	2006	2005
		(pence per share)			(£ million)

Paid during the year:
Final (declared in previous year)	13.3	10.7	10.0	47	46	61
Interim	5.7	5.1	4.6	17	18	20
Special interim	200.0	118.0	—	709	497	—

	219.0	133.8	14.6	773	561	81

Proposed for approval at the Annual General Meeting (not recognized as a liability at December 31):

Final	14.9	13.3	10.7	44	47	46

The proposed final dividend is payable on the shares in issue at March 28, 2008.

Note 9 —	Earnings per ordinary share

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

On June 1, 2007, shareholders approved a share capital consolidation on the basis of 47 new ordinary shares for every 56 existing ordinary shares, together with a special dividend of 200 pence per existing ordinary share. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Company’s performance.

	Year ended December 31,
	2007		2006		2005
	Continuing		Continuing		Continuing
	operations	Total	operations	Total	operations	Total

Basic earnings per share
Profit available for equity holders (£ million)	210	231	269	405	114	496
Basic weighted average number of ordinary shares (millions)	320	320	389	389	521	521
Basic earnings per share (pence)	65.6	72.2	69.1	104.1	21.9	95.2

Diluted earnings per share
Profit available for equity holders (£ million)	210	231	269	405	114	496
Diluted weighted average number of ordinary shares (millions)	329	329	399	399	533	533
Diluted earnings per share (pence)	63.8	70.2	67.4	101.5	21.4	93.1

	2007	2006	2005
	(millions)

Diluted weighted average of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	320	389	521
Dilutive potential ordinary shares — employee share options	9	10	12

	329	399	533

	Year ended December 31,
	2007		2006		2005
	Continuing		Continuing		Continuing
	operations	Total	operations	Total	operations	Total

Adjusted earnings per share
Profit available for equity holders (£ million)	210	231	269	405	114	496
Less adjusting items (Note 5):
Exceptional operating items (£ million)	(30)	(30)	(27)	(27)	15	15
Tax on exceptional operating items (£ million)	—	—	6	6	—	—
Exceptional tax credit (£ million)	(30)	(30)	(100)	(100)	(8)	(8)
Impairment of property, plant and equipment (£ million)	—	—	—	—	—	7
Gain on disposal of assets, net of tax (£ million)	—	(16)	—	(117)	—	(311)

Adjusted earnings (£ million)	150	155	148	167	121	199
Basic weighted average number of ordinary shares (millions)	320	320	389	389	521	521
Adjusted earnings per share (pence)	46.9	48.4	38.0	42.9	23.2	38.2

Adjusted earnings (£ million)	150	155	148	167	121	199
Diluted weighted average number of ordinary shares (millions)	329	329	399	399	533	533
Adjusted diluted earnings per share (pence)	45.6	47.1	37.1	41.8	22.7	37.3

Note 10 —	Property, Plant and Equipment

	Land	Fixtures,
	and	fittings and
	buildings	equipment	Total
	(£ million)

Year ended December 31, 2006
Cost:
At January 1, 2006	1,155	615	1,770
Additions	104	82	186
Transfers to non-current assets classified as held for sale	(363)	(118)	(481)
Disposals	(2)	(31)	(33)
Exchange and other adjustments	(73)	(42)	(115)

At December 31, 2006	821	506	1,327

Depreciation:
At January 1, 2006	(101)	(313)	(414)
Provided	(7)	(41)	(48)
Transfers to non-current assets classified as held for sale	17	55	72
On disposals	2	28	30
Exchange and other adjustments	7	23	30

At December 31, 2006	(82)	(248)	(330)

Net book value at December 31, 2006	739	258	997

Year ended December 31, 2007
Cost:
At January 1, 2007	821	506	1,327
Additions	5	49	54
Reclassifications	15	(20)	(5)
Net transfers to non-current assets classified as held for sale	(38)	(44)	(82)
Disposals	(7)	(19)	(26)
Exchange and other adjustments	3	3	6

At December 31, 2007	799	475	1,274

Depreciation:
At January 1, 2007	(82)	(248)	(330)
Provided	(6)	(33)	(39)
Net transfers to non-current assets classified as held for sale	17	15	32
Reversal of impairment	—	3	3
On disposals	7	18	25
Exchange and other adjustments	—	(3)	(3)

At December 31, 2007	(64)	(248)	(312)

Net book value at December 31, 2007	735	227	962

At December 31, 2007 a previously recorded impairment charge of £3 million was reversed following an impairment review of hotel assets based on current market conditions. No impairment charge, or subsequent reversal, was required at December 31, 2006.

The carrying value of land and buildings held under finance leases at December 31, 2007 was £104 million (2006 £93 million).

Note 11 —	Held for Sale and Discontinued Operations

Hotels

During the year ended December 31, 2007, the Company sold three hotels (2006 32 hotels, 2005 112 hotels) and two associates (2006 nil, 2005 nil), continuing the asset disposal program commenced in 2003. An additional three hotels were classified as held for sale during the year, whilst one hotel previously classified as held for sale was reclassified as property, plant and equipment. At December 31, 2007, three hotels (2006 four hotels and two associates, 2005 26 hotels) were classified as held for sale.

At December 31, 2006, an impairment loss of £3 million was recognized on the remeasurement of a property that was classified as held for sale. The loss, which reduced the carrying amount of the asset to fair value less costs to sell, was recognized in the income statement in gain on disposal of assets. Fair value was determined by an independent property valuation. No impairment losses have been recognized at December 31, 2007.

	Year ended December 31,
	2007	2006	2005
	(£ million)

Net assets of hotels sold
Property, plant and equipment	35	648	1,961
Goodwill	—	—	20
Net working capital	1	(22)	1
Cash and cash equivalents	—	31	16
Loans and other borrowings	—	(10)	—
Deferred tax	—	(117)	(121)
Minority equity interest	(6)	(13)	—

Company’s share of net assets disposed of	30	517	1,877

Consideration
Current year disposals:
Cash consideration, net of costs paid	47	628	1,832
Deferred consideration	—	10	40
Management contract value	3	30	82
Other	—	(14)	(12)

	50	654	1,942
Net assets disposed of	(30)	(517)	(1,877)
Provision against deferred consideration	—	(10)	—
Other, including impairment of held for sale asset	—	(4)	—
Tax	(4)	(6)	(38)

Gain on disposal of assets, net of tax(i)	16	117	27

Net cash inflow
Current year disposals:
Cash consideration, net of costs paid	47	628	1,832
Cash disposed of	—	(31)	(16)
Prior year disposals	2	23	—

	49	620	1,816

Assets and liabilities held for sale
Non-current assets classified as held for sale:
Property, plant and equipment	57	40	279
Associates	—	10	—

	57	50	279

Liabilities classified as held for sale:
Deferred tax	(3)	(2)	(34)

(i)	Reported within discontinued operations.

Soft Drinks

During December 2005, the Company disposed of all of its interests in the Soft Drinks business with the initial public offering of Britvic plc.

Year ended
December 31,
2005
(£ million)

Net liabilities of Soft Drinks on disposal
Property, plant and equipment	234
Goodwill	18
Software	25
Inventories	36
Trade and other receivables	141
Cash and cash equivalents	1
Current liabilities	(162)
Borrowings	(341)
Employee benefits	(91)
Deferred tax	8
Minority equity interest	66

Company’s share of net liabilities disposed of	(65)

Consideration
Cash consideration, net of costs paid	221
Other	(2)

219
Net liabilities disposed of	65

Gain on disposal of assets, net of tax	284

Net cash inflow
Cash consideration, net of costs paid	221
Cash disposed of	(1)

220

	Year ended December 31,
	2007	2006	2005
	(£ million)

Cash flows attributable to discontinued operations
Hotels
Operating profit before interest, depreciation and amortization	10	40	127
Investing activities	(1)	(9)	(59)
Financing activities	—	(25)	(16)

Soft Drinks
Operating profit before interest, depreciation and amortization	—	—	115
Investing activities	—	—	(47)
Financing activities	—	—	162

	Year ended
	December 31,
	2007	2006	2005
	(£ million)

Results of discontinued operations
Revenue	40	174	1,213
Cost of sales	(30)	(134)	(897)
Administrative expenses	—	—	(74)

	10	40	242
Depreciation and amortization	(2)	(9)	(78)

Operating profit before exceptional operating items	8	31	164
Exceptional operating items	—	—	(7)

Operating profit	8	31	157
Financial expenses	—	—	(9)

Profit before tax	8	31	148
Tax	(3)	(12)	(58)

Profit after tax	5	19	90
Gain on disposal of assets, net of tax (Note 5)	16	117	311

Profit for the year from discontinued operations	21	136	401

Attributable to:
Equity holders of the parent	21	136	382
Minority equity interest	—	—	19

	21	136	401

	2007	2006	2005
	Pence	Pence	Pence
	per share	per share	per share

Earnings per share from discontinued operations
Basic	6.6	35.0	73.3
Diluted	6.4	34.1	71.7

The effect of discontinued operations on segmental results is shown in Note 2.

Note 12 —	Goodwill

	At December 31,
	2007	2006
	(£ million)

At January 1	109	118
Acquisition of subsidiary (Note 31)	—	2
Exchange and other adjustments	1	(11)

At December 31	110	109

Goodwill arising on business combinations that occurred before January 1, 2005 was not restated on adoption of IFRS as permitted by IFRS 1.

Goodwill has been allocated to cash-generating units (“CGUs”) for impairment testing as follows:

	At December 31,
	2007	2006
	(£ million)

Americas managed operations	70	72
Asia Pacific managed and franchised operations	40	37

	110	109

The Company tests goodwill for impairment annualy, or more frequently if there are any indications that an impairment may have arisen. The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates and growth rates. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. Growth rates are based on management expectations and industry growth forecasts. The growth rates used to determine cash flows beyond five years do not exceed the average long-term growth rate for the relevant markets.

Americas managed operations

The Company prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolates cash flows for the following four years based on an estimated growth rate of 4.0% (2006 4.0%, 2005 4.0%). After this period, the terminal value of future cash flows is calculated based on a perpetual growth rate of approximately 2.7% (2006 3.0%, 2005 3.0%). The rate used to discount the forecast cash flows is 10.0% (2006 10.5%, 2005 10.5%).

Asia Pacific managed and franchised operations

The Company prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolates cash flows for the following four years based on an estimated growth rate of 15.0% (2006 15.0%, 2005 15.0%). After this period, the terminal value of future cash flows is calculated based on a perpetual growth rate of approximately 4.0% (2006 4.0%, 2005 4.0%). The rate used to discount the forecast cash flows is 11.0% (2006 11.0%, 2005 11.0%).

With regard to the assessment of value in use, management believe that the carrying values of the CGUs would only exceed their recoverable amounts in the event of highly unlikely changes in the key assumptions.

Note 13 —	Intangible assets

		Management	Other
	Software	contracts	intangibles	Total
		(£ million)

Year ended December 31, 2006
Cost:
At January 1, 2006	38	84	28	150
Additions	10	30	13	53
Acquisition of subsidiary (note 31)	1	7	—	8
Disposals	—	—	(2)	(2)
Exchange and other adjustments	(6)	(4)	(3)	(13)

At December 31, 2006	43	117	36	196

Amortization:
At January 1, 2006	(17)	(3)	(10)	(30)
Provided	(9)	(4)	(3)	(16)
Exchange and other adjustments	3	—	1	4

At December 31, 2006	(23)	(7)	(12)	(42)

Net book value at December 31, 2006	20	110	24	154

Year ended December 31, 2007
Cost:
At January 1, 2007	43	117	36	196
Additions	13	5	7	25
Reclassifications	5	—	—	5
Disposals	—	—	(1)	(1)
Exchange and other adjustments	(1)	2	—	1

At December 31, 2007	60	124	42	226

Amortization:
At January 1, 2007	(23)	(7)	(12)	(42)
Provided	(9)	(6)	(4)	(19)
Disposals	—	—	1	1
Exchange and other adjustments	1	—	—	1

At December 31, 2007	(31)	(13)	(15)	(59)

Net book value at December 31, 2007	29	111	27	167

The weighted average remaining amortization period for management contracts is 24 years (2006 24 years).

Note 14 —	Investments in associates

The Company holds seven investments (2006 six) accounted for as associates. The following table summarizes the financial information of the associates.

	At	At
	December 31,	December 31,
	2007	2006
	(£ million)

Share of associates’ balance sheet
Current assets	3	2
Non-current assets	52	50
Current liabilities	(8)	(5)
Non-current liabilities	(14)	(15)

Net assets	33	32

Share of associates’ revenue and profit
Revenue	16	22
Net profit	1	2

Related party transactions
Revenue from related parties	3	4
Amounts owed by related parties	1	1

Note 15 —	Other Financial Assets

	At	At
	December 31,	December 31,
	2007	2006
	(£ million)

Non-current
Equity securities available-for-sale	46	48
Other	47	48

	93	96

Current
Equity securities available-for-sale	—	9
Derivatives	—	4
Other	9	—

	9	13

Available-for-sale financial assets, which are held on the balance sheet at fair value, consist of equity investments in listed and unlisted shares. Of the total amount of equity investments at December 31, 2007, £2 million (2006 £nil) were listed securities and £44 million (2006 £57 million) unlisted; £28 million (2006 £27 million) were denominated in US dollars, £8 million (2006 £11 million) in Hong Kong dollars and £10 million (2006 £19 million) in other currencies. Unlisted equity shares are mainly investments in entities that own hotels which the Company manages. The fair value of unlisted equity shares has been estimated using valuation guidelines issued by the British Venture Capital Association and is based on assumptions regarding expected future earnings. Listed equity share valuation is based on observable market prices. Dividend income from available-for-sale equity securities of £8 million (2006 £4 million) is reported as other operating income and expenses in the consolidated income statement.

Other financial assets consist of trade deposits, restricted cash and deferred consideration on asset disposals. These amounts have been designated as “loans and receivables” and are held at amortized cost. Restricted cash of £27 million (2006 £25 million) relates to cash held in bank accounts which is pledged as collateral to insurance companies for risks retained by the Company.

Derivatives, including those within trade and other payables, are held on the balance sheet at fair value. Fair value is estimated using discounted future cash flows taking into consideration interest and exchange rates prevailing at the balance sheet date.

The movement in the provision for impairment of other financial assets during the year is as follows:

	At	At
	December 31,	December 31,
	2007	2006
	(£ million)

At January 1,	(21)	(16)
Provided and charged to gain on disposal of assets	—	(10)
Recoveries	2	3
Disposals	3	—
Amounts written off against the financial asset	12	1
Exchange and other adjustments	—	1

At December 31,	(4)	(21)

The provision is used to record impairment losses unless the Company is satisfied that no recovery of the amount is possible; at that point the amount considered irrecoverable is written off against the financial asset directly with no impact on the income statement.

Note 16 —	Inventories

	At	At
	December 31,	December 31,
	2007	2006
	(£ million)

Finished goods	1	1
Consumable stores	2	2

	3	3

Note 17 —	Trade and other receivables

	At	At
	December 31,	December 31,
	2007	2006
	(£ million)

Trade receivables	180	163
Other receivables	29	51
Prepayments	26	23

	235	237

Trade and other receivables are designated as ‘‘loans and receivables’’ and are held at amortized cost.

Trade receivables are non-interest bearing and are generally on payment terms of up to 30 days. The fair value of trade and other receivables approximates their carrying value.

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the balance sheet date by geographic region is:

	At	At
	December 31,	December 31,
	2007	2006
	(£ million)

Americas	115	105
Europe, the Middle East and Africa	70	78
Asia Pacific	24	31

	209	214

The aging of trade and other receivables, excluding prepayments, at the balance sheet date is:

	At December 31, 2007			At December 31, 2006
	Gross	Provision	Net	Gross	Provision	Net
	(£ million)

Not past due	141	(1)	140	118	—	118
Past due 1 to 30 days	37	(1)	36	62	(1)	61
Past due 31 to 180 days	39	(8)	31	49	(16)	33
More than 181 days	40	(38)	2	28	(26)	2

	257	(48)	209	257	(43)	214

The movement in the provision for impairment of trade and other receivables during the year is as follows:

	At	At
	December 31,	December 31,
	2007	2006
	(£ million)

At January 1,	(43)	(47)
Provided	(12)	(16)
Amounts written off	6	15
Exchange and other adjustments	1	5

At December 31,	(48)	(43)

Note 18 —	Cash and cash equivalents

	At	At
	December 31,	December 31,
	2007	2006
	(£ million)

Cash at bank and in hand	26	30
Short-term deposits	26	149

	52	179

Short-term deposits are highly liquid investments with an original maturity of three months or less, in various currencies.

Note 19 —	Trade and other payables

	At	At
	December 31,	December 31,
	2007	2006
	(£ million)

Current
Trade payables	49	47
Other tax and social security payable	19	26
Other payables	172	190
Accruals	148	139
Derivatives	2	—

	390	402

Non-current
Other payables	139	109

Trade payable are non-interest bearing and are normally settled within 45 days.

Other payables includes £212 million (2006 £180 million) relating to the future redemption liability of the Company’s loyalty program, of which £84 million (2006 £83 million) is classified as current and £128 million (2006 £97 million) as non-current.

Note 20 —	Loans and other borrowings

	At December 31, 2007			At December 31, 2006
	Current	Non-current	Total	Current	Non-current	Total
	(£ million)

Secured bank loans	—	3	3	4	3	7
Finance leases	8	92	100	3	94	97
Unsecured bank loans	—	774	774	3	206	209

Total borrowings	8	869	877	10	303	313

Denominated in the following currencies:
Pounds sterling	—	275	275	—	102	102
US dollars	8	425	433	10	145	155
Euro	—	121	121	—	54	54
Other	—	48	48	—	2	2

	8	869	877	10	303	313

Secured bank loans

These mortgages are secured on the hotel properties to which they relate. The rates of interest and currencies of these loans vary.

Finance leases

Finance lease obligations, which relate to the 99 year lease on the InterContinental Boston, are payable as follows:

	At December 31, 2007		At December 31, 2006
	Minimum	Present	Minimum	Present
	lease	value of	lease	value of
	payments	payments	payments	payments
	(£ million)

Less than one year	8	8	3	3
Between one and five years	32	24	33	24
More than five years	1,689	68	1,745	70

	1,729	100	1,781	97
Less amount representing finance charges	(1,629)	—	(1,684)	—

	100	100	97	97

The Company has the option to extend the term of the lease for two additional 20 year terms. Payments under the lease step up at regular intervals over the lease term.

Unsecured bank loans

Unsecured bank loans are borrowings under the Company’s 2009 £1.1 billion Syndicated Facility and its short-term bilateral loan facilities. Amounts are classified as non-current when the facilities have more than 12 months to expiry. These facilities contain financial covenants and as at the balance sheet date the Company was not in breach of the covenants, nor had any breaches or defaults occurred during the year.

Facilities provided by banks

	At December 31, 2007			At December 31, 2006
	Utilized	Unutilized	Total	Utilized	Unutilized	Total
	(£ million)

Committed	777	377	1,154	213	944	1,157
Uncommitted	—	25	25	3	36	39

	777	402	1,179	216	980	1,196

	At December 31,
	2007	2006
	(£ million)

Unutilized facilities expire:
within one year	75	86
after one but before two years	327	—
after two years	—	894

	402	980

Note 21 —	Financial risk management policies

Overview

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

Market risk exposure

The US dollar is the predominant currency of the Company’s revenue and cash flows. Movements in foreign exchange rates, particularly the US dollar and euro can affect the Company’s reported profit, net assets and interest cover. To hedge this translation exposure the Company matches the currency of its debt (either directly or via derivatives) to the currency of its net assets, whilst maximising the amount of US dollars borrowed.

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

Based on the year end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately £2.9 million (2006 £1.4 million, 2005 £1.3 million). A similar rise in euro and sterling interest rates would increase the annual net interest charge by approximately £0.6 million (2006 £0.4 million, 2005 £4.0 million) and £1.6 million (2006 £1.0 million, 2005 £nil) respectively.

A general weakening of the US dollar (specifically a five cent rise in the sterling : US dollar rate) would reduce the Company’s profit before tax by an estimated £4.2 million (2006 £4.9 million, 2005 £6.0 million) and increase net assets by an estimated £4.4 million (2006 £2.6 million, 2005 £nil). Similarly, a general weakening of the euro (specifically a five cent rise in the sterling: euro rate) would reduce the Company’s profit before tax by an estimated £0.8 million (2006 £0.9 million, 2005 increase of £0.1 million) and decrease net assets by an estimated £3.0 million (2006 £4.0 million, 2005 £5.5 million).

Liquidity risk exposure

The treasury function ensures that the Company has access to sufficient funds to allow the implementation of the strategy set by the Board. At the year end, the Company had access to £377 million of undrawn committed facilities. Medium and long-term borrowing requirements are met through the £1.1 billion Syndicated Facility and short-term borrowing requirements are met from drawings under bilateral bank facilities. The Company is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding or investment policy in the near future.

At the year end, the Company had surplus cash of £52 million which is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Company’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

Credit risk exposure

Credit risk on treasury transactions is minimized by operating a policy on the investment of surplus cash that generally restricts counterparties to those with an A credit rating or better or those providing adequate security.

The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In respect of credit risk arising from financial assets, the Company’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves. The structure is managed to minimize the Company’s cost of capital, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group maintains a conservative level of debt. The level of debt is monitored on the basis of a cashflow leverage ratio, which is net debt divided by EBITDA. Net debt is calculated as total borrowings less cash and cash equivalents. EBITDA is earnings before interest, tax, depreciation and amortization.

Hedging

Interest rate risk

The Company hedges its interest rate risk by taking out interest rate swaps to fix the interest flows on between 25% and 75% of its net borrowings in major currencies. At December 31, 2007, the Company held interest rate swaps with notional principals of US $100 million and £150 million and €75 million (2006 US $100 million, €80 million). The interest rate swaps are designated as cash flow hedges of borrowings under the syndicated loan facility and they are held on the balance sheet at fair value in other financial assets and other payables.

Changes in the fair value of cash flow hedges are recognized in the unrealized gains and losses reserve to the extent that the hedges are effective. When the hedged item is recognized, the cumulative gains and losses on the hedging instrument are recycled to the income statement. No ineffectiveness was recognized during the current or prior year.

Foreign currency risk

The Company is exposed to foreign currency risk on income streams denominated in foreign currencies. When appropriate, the Company hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. Forward contracts are held at fair value on the balance sheet as other financial assets and other payables.

During the year, a £nil (2006 £3 million, 2005 £nil) foreign exchange gain was recognized in financial income, relating to gains on forward contracts that were not classified as hedging instruments under IAS 39.

Hedge of net investment in foreign operations

The Company designates its foreign currency bank borrowings and currency derivatives as net investment hedges of foreign operations. The designated risk is the spot foreign exchange risk; the interest on these financial instruments is taken through financial income or expense and the derivatives are held on the balance sheet at fair value in other financial assets and other payables.

Hedge effectiveness is measured at calendar quarter ends. Variations in fair value due to changes in the underlying exchange rates are taken to the currency translation reserve until an operation is sold, at which point the cumulative currency gains and losses are recycled against the gain or loss on sale. No ineffectiveness was recognized on net investment hedges during the current or prior year.

At December 31, 2007, the Company held foreign exchange derivatives with a principal of £6 million (2006 £220 million) and a fair value of £nil (2006 £3.5 million). The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends had a principal of £272 million (2006 £220 million) and a fair value of £1.6 million (2006 £3.5 million).

Note 22 —	Financial Instruments

Liquidity risk

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments.

	Less than	Between 1 and	Between 2 and	More than
December 31, 2007	1 year	2 years	5 years	5 years	Total
	(£ million)

Secured bank loans	1	1	4	—	6
Finance lease obligations	8	8	24	1,689	1,729
Unsecured bank loans	781	—	—	—	781
Trade and other payables	388	64	50	55	557
Derivatives	6	—	—	—	6

	Less than	Between 1 and	Between 2 and	More than
December 31, 2006	1 year	2 years	5 years	5 years	Total
	(£ million)

Secured bank loans	4	1	5	—	10
Finance lease obligations	3	8	25	1,745	1,781
Unsecured bank loans	214	—	—	—	214
Trade and other payables	402	47	36	53	538
Derivatives	57	—	—	—	57

Cash flows relating to unsecured bank loans are classified according to the maturity date of the loan drawdown rather than the facility maturity date.

Credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk.

	At	At
	December 31,	December 31,
	2007	2006
	(£ million)

Equity securities available-for-sale	46	57
Loans and receivables:
Cash and cash equivalents	52	179
Other financial assets	56	48
Trade and other receivables excluding prepayments	209	214
Derivatives	—	4

	363	502

Interest rate risk

For each class of interest bearing financial asset and financial liability, the following table indicates the range of interest rates effective at the balance sheet date, the carrying amount on the balance sheet and the periods in which they reprice, if earlier than the maturity date.

			Repricing analysis
		Total		Between	Between
	Effective	carrying	Less than	6 months	1 and 2	More than
As at December 31, 2007	interest rate	amount	6 months	and 1 year	years	5 years
	(%)	(£ million)

Cash and cash equivalents	0.0-5.9	(52)	(52)	—	—	—
Secured bank loans	8.2	3	3	—	—	—
Finance lease obligations*	9.7	100	—	—	—	100
Unsecured bank loans:
Euro floating rate	5.3	121	121	—	—	—
— effect of euro interest rate swaps*	(0.6)	—	(55)	—	55	—
US dollar floating rate	5.5	333	333	—	—	—
— effect of US dollar interest rate swaps*	(0.4)	—	(50)	50	—	—
Sterling floating rate	6.9	275	275	—	—	—
— effect of sterling interest rate swaps	0.0	—	(75)	—	75	—
HK dollar floating rate	4.5	45	45	—	—	—

Net debt		825	545	50	130	100

*	These items bear interest at a fixed rate.

			Repricing analysis
		Total		Between	Between
	Effective	carrying	Less than	6 months	1 and 2	More than
As at December 31, 2006	interest rate	amount	6 months	and 1 year	years	5 years
	(%)			(£ million)

Cash and cash equivalents	0.0-5.2	(179)	(179)	—	—	—
Secured bank loans	8.5	7	7	—	—	—
Finance lease obligations*	9.7	97	—	—	—	97
Unsecured bank loans:
Euro floating rate	4.0	54	54	—	—	—
— effect of euro interest rate swaps*	(1.0)	—	(54)	—	54	—
US dollar floating rate	5.7	53	53	—	—	—
— effect of US dollar interest rate swaps*	(1.2)	—	(51)	—	51	—
Sterling floating rate	5.6	102	102	—	—	—

Net debt		134	(68)	—	105	97
Foreign exchange contracts		(4)	(4)	—	—	—

		130	(72)	—	105	97

*	These items bear interest at a fixed rate.

Interest rate swaps are included in the above tables to the extent that they effect the Company’s interest rate repricing risk. The swaps hedge the floating rate debt by fixing the interest rate. The effect shown above is their impact on the debt’s floating rate, for an amount equal to their notional principal (principal and maturity of swap is shown in repricing analysis). The fair values of derivatives are recorded in other financial assets and other payables.

Trade and other receivables and trade and other payables are not included above as they are not interest bearing.

Fair values

The table below compares carrying amounts and fair values of the Company’s financial assets and liabilities.

	At December 31, 2007		At December 31, 2006
	Carrying		Carrying
	value	Fair value	value	Fair value
	(£ million)

Financial assets
Equity securities available-for-sale (Note 15)	46	46	57	57
Loans and receivables:
Cash and cash equivalents (Note 18)	52	52	179	179
Other financial assets (Note 15)	56	56	48	48
Trade and other receivables, excluding prepayments (Note 17)	209	209	214	214
Derivatives (Note 15)	—	—	4	4

Financial liabilities
Borrowings, excluding finance lease obligations (Note 20)	(777)	(777)	(216)	(216)
Finance lease obligations (Note 20)	(100)	(126)	(97)	(97)
Trade and other payables (Note 19)	(527)	(527)	(511)	(511)
Derivatives (Note 19)	(2)	(2)	—	—

The fair value of cash and cash equivalents approximates book value due to the short maturity of the investments and deposits. Equity securities available-for-sale and derivatives are held on the balance sheet at fair value as set out in Note 15. The fair value of other financial assets approximates book value based on prevailing market rates. The fair value of borrowings, excluding finance lease obligations, approximates book value as interest rates reset to market rates on a frequent basis. The fair value of the finance lease obligation is calculated by discounting future cash flows at prevailing interest rates. The fair value of trade and other receivables and trade and other payables approximates to their carrying value, including the future redemption liability of the Company’s loyalty program.

Note 23 —	Net debt

	At December 31,	At December 31,
	2007	2006
	(£ million)

Cash and cash equivalents	52	179
Loans and other borrowings — current	(8)	(10)
Loans and other borrowings — non-current	(869)	(303)

Net debt	(825)	(134)

	Year ended	Year ended
	December 31,	December 31,
	2007	2006
	(£ million)

Movement in net debt
Net decrease in cash and cash equivalents	(131)	(152)
Add back cash flows in respect of other components of net debt:
(Increase)/decrease in borrowings	(553)	172

(Increase)/decrease in net debt arising from cash flows	(684)	20
Non-cash movements:
Finance lease liability	(9)	(103)
Exchange and other adjustments	2	37

Increase in net debt	(691)	(46)
Net debt at beginning of the year	(134)	(88)

Net debt at end of the year	(825)	(134)

Note 24 —	Share-based payments

Short Term Deferred Incentive Plan

The IHG Short Term Deferred Incentive Plan (“STDIP”), now called the Annual Bonus Plan, enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of shares together with, in certain cases, a matching award of free shares up to half the deferred amount. The bonus and matching shares in the 2004 and 2005 plans are deferred and released in three equal tranches on the first, second and third anniversaries of the award date. The bonus and matching shares in the 2006 and 2007 plans are released on the third anniversary of the award date. Under the 2006 and 2007 plans a percentage of the award (Board members — 100% (2006 80%); other eligible employees — 50%) must be taken in shares and deferred. Participants may defer the remaining amount on the same terms or take it in cash. The awards in all of the plans are conditional on the participants remaining in the employment of a participating company. Participation in the STDIP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 675,515 (2006 606,573) shares were awarded to participants.

Long Term Incentive Plan

The Long Term Incentive Plan (“LTIP”), previously called the Performance Restricted Share Plan (“PRSP”), allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three year period. Awards are normally made annualy and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 3,538,535 (2006 4,277,550) shares were awarded to employees under the plan. The plan provides for the grant of “nil cost options’’ to participants as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2007 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 2015.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all United Kingdom employees (including Executive Directors) employed by participating companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2007 and no options were granted in the year under the plan. The latest date that any options may be exercised under the three-year plan is February 29, 2008 and under the five-year plan is February 28, 2010.

US Employee Stock Purchase Plan

The US Employee Stock Purchase Plan will allow eligible employees resident in the United States an opportunity to acquire Company American Depositary Shares (“ADS”s) on advantageous terms. The plan, when operational, will comply with Section 423 of the US Internal Revenue Code of 1986. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during 2007 and at December 31, 2007 no options had been granted under the plan.

Former Six Continents Share Schemes

Under the terms of the separation of Six Continents PLC in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG shares. As a result of this exchange, 23,195,482 shares were put under option at prices ranging from 308.48 pence to 593.29 pence. The exchanged options were immediately exercisable and are not subject to performance conditions. During 2007, 1,358,791 (2006 3,678,239,) such options were exercised, leaving a total of 2,696,883 (2006 4,055,674) such options outstanding at prices ranging from 308.48 pence to 593.29 pence. The latest date that any options may be exercised is October 2012.

The Company recognized a cost of £30 million (2006 £18 million, 2005 £17 million) in operating profit related to equity-settled share-based payment transactions during the year.

The aggregate consideration in respect of ordinary shares issued under option schemes during the year was £16 million (2006 £20 million, 2005 £10 million).

The following table sets forth awards and options granted during 2007. No awards were granted under the Executive Share Option Plan, Sharesave Plan or US Employee Stock Purchase Plan during the year.

	Short Term Deferred	Long Term
	Incentive Plan	Incentive Plan

Number of shares awarded in 2007	675,515	3,538,535

In 2007, 2006 and 2005, the Company used separate option pricing models and assumptions for each plan. The following tables set forth information about how the fair value of each option is calculated:

	Short Term Deferred	Long Term
2007	Incentive Plan	Incentive Plan
Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial

Weighted average share price (pence)	1252.0	1262.0
Expected dividend yield	2.13%	2.13%
Risk-free interest rate		5.40%
Volatility(i)		19%
Term (years)	3.0	3.0

	Short Term Deferred	Long Term
2006	Incentive Plan	Incentive Plan
Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial

Weighted average share price (pence)	831.0	946.0
Expected dividend yield		2.32%
Risk-free interest rate		4.90%
Volatility(i)		20%
Term (years)	2.0	3.0

	Short Term Deferred	Long Term	Executive Share
2005	Incentive Plan	Incentive Plan	Option Plan
Valuation model	Binomial	Monte Carlo	Binomial
		Simulation and
		Binomial

Weighted average share price (pence)	652.8	702.0	627.0
Exercise price (pence)			620.0
Expected dividend yield	2.73%	3.18%	3.62%
Risk-free interest rate		4.10%	4.69%
Volatility(i)		23%	28%
Term (years)	2.0	3.0	6.5

(i)	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the option or share award.

Movements in the awards and options outstanding under the schemes are as follows:

	Short Term Deferred	Long Term
	Incentive Plan	Incentive Plan
	Number of shares	Number of shares
	(thousands)

Outstanding at January 1, 2005	241	7,735
Granted	625	5,174
Vested	(32)	(1,278)
Lapsed or canceled	(5)	(997)

Outstanding at December 31, 2005	829	10,634
Granted	607	4,277
Vested	(328)	(1,395)
Share capital consolidation	(50)	—
Lapsed or canceled	(57)	(2,191)

Outstanding at December 31, 2006	1,001	11,325
Granted	675	3,539
Vested	(418)	(1,694)
Share capital consolidation	(68)	—
Lapsed or canceled	(86)	(1,707)

Outstanding at December 31, 2007	1,104	11,463

Fair value of awards granted during the year (pence)
At December 31, 2007	1190.6	453.8
At December 31, 2006	894.5	287.0
At December 31, 2005	649.1	117.0
Weighted average remaining contract life (years)
At December 31, 2007	1.5	1.1
At December 31, 2006	1.0	1.3
At December 31, 2005	1.1	1.2

The above awards do not vest until the performance conditions have been met.

	Sharesave Plan			Executive Share Option Plan
			Weighted			Weighted
	Number of	Range of	average	Number of	Range of	average
	shares	option prices	option price	shares	option prices	option price
	(thousands)	(pence)	(pence)	(thousands)	(pence)	(pence)

Options outstanding at January 1, 2005	1,262	420.5	420.5	26,741	308.5-593.3	447.6
Granted	—	—	—	2,105	619.8	619.8
Exercised	(118)	420.5	420.5	(4,138)	308.5-593.3	429.1
Lapsed or canceled	(280)	420.5	420.5	(2,089)	345.6-619.8	465.3

Options outstanding at December 31, 2005	864	420.5	420.5	22,619	308.5-619.8	465.4
Exercised	(389)	420.5	420.5	(8,365)	308.5-619.8	438.7
Lapsed or canceled	(310)	420.5	420.5	(175)	345.6-619.8	404.6

Options outstanding at December 31, 2006	165	420.5	420.5	14,079	308.5-619.8	482.2
Exercised	(101)	420.5	420.5	(5,568)	308.5-619.8	471.9
Lapsed or canceled	(7)	420.5	420.5	(317)	438.0-619.8	526.8

Options outstanding at December 31, 2007	57	420.5	420.5	8,194	308.5-619.8	487.4

Options exercisable
At December 31, 2007	—	—	—	6,583	308.5-619.8	455.0
At December 31, 2006	—	—	—	6,002	308.5-619.8	430.2
At December 31, 2005	—	—	—	8,710	308.5-619.8	434.3

Included within the options outstanding of the Executive Share Option Plan are options over 2,696,883 (2006 4,055,674, 2005 7,909,002) shares that have not been recognized in accordance with IFRS 2 as the options were granted on or before November 7, 2002. These options, relating to former Six Continents shares schemes, have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

The weighted average share price at the date of exercise for share options vested during the year was 1259.0 pence. The closing share price on December 31, 2007 was 884.0 pence and the range during the year was 873.5 pence to 1413.0 pence per share.

Summarized information about options outstanding at December 31, 2007 under the share option schemes is as follows:

	Options outstanding
		Weighted		Options exercisable
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding	contract life	option price	exercisable	option price
	(thousands)	(years)	(pence)	(thousands)	(pence)

Range of exercise prices (pence)
Sharesave Plan
420.5	57	1.0	420.5	—	—

Executive Share Option Plan
308.5 to 349.1	565	2.3	347.7	565	347.7
349.2 to 498.0	5,905	5.3	462.6	5,905	462.6
498.1 to 619.8	1,724	6.8	618.1	113	593.7

	8,194	5.4	487.4	6,583	455.0

Note 25 —	Deferred tax payable

						Other
	Property,	Deferred				short-term
	plant and	gains on		Employee	Intangible	temporary
	equipment	loan notes	Losses	benefits	assets	differences*	Total
				(£ million)

At January 1, 2005	492	122	(113)	(39)	(30)	(50)	382
Disposals	(150)	—	—	34	—	3	(113)
Income statement	(87)	—	(11)	(5)	32	56	(15)
Statement of recognized income and expense	—	—	—	(5)	—	(2)	(7)
Exchange and other adjustments	1	—	1	(1)	(3)	(1)	(3)

At December 31, 2005	256	122	(123)	(16)	(1)	6	244
Disposals	(126)	—	2	—	—	7	(117)
Income statement	(2)	(26)	31	(1)	16	(32)	(14)
Statement of recognized income and expense	—	—	—	1	—	(27)	(26)
Acquisition of subsidiary (Note 31)	—	—	—	—	1	—	1
Exchange and other adjustments	(9)	(4)	1	2	1	2	(7)

At December 31, 2006	119	92	(89)	(14)	17	(44)	81
Income statement	1	(4)	(2)	3	3	(30)	(29)
Statement of recognized income and expense	—	—	—	3	—	27	30
Exchange and other adjustments	3	(1)	(3)	—	1	3	3

At December 31, 2007	123	87	(94)	(8)	21	(44)	85

*	Other short-term temporary differences relate primarily to provisions and accruals and share-based payments.

	At December 31,
	2007	2006	2005
	(£ million)

Analyzed as:
Deferred tax payable	82	79	210
Liabilities classified as held for sale	3	2	34

At December 31	85	81	244

The deferred tax asset of £94 million (2006 £89 million, 2005 £123 million) recognized in respect of losses includes £60 million (2006 £64 million, 2005 £89 million) of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and £34 million (2006 £25 million, 2005 £34 million) in respect of revenue tax losses. Revenue losses include £3 million (2006 £1m, 2005 £nil) in respect of losses which arose during a period of hotel refurbishment and which are expected to be utilized against future operating profit.

Tax losses with a value of £191 million (2006 £192 million, 2005 £282 million), including capital losses with a value of £109 million (2006 £87 million, 2005 £93 million), have not been recognized as their use is uncertain or not currently anticipated. These losses may be carried forward indefinitely with the exception of £1 million (2006 £nil, 2005 £nil) which expires after five years, £nil (2006 £1 million, 2005 £nil) which expires after seven years and £nil (2006 £1 million, 2005 £nil) which expires after 15 years.

Deferred tax assets of £4 million (2006 £6 million, 2005 £19 million) in respect of share-based payments, £7 million (2006 £7 million, 2005 £7 million) in respect of employee benefits and £13 million (2006 £17 million, 2005 £11 million) in respect of other items have not been recognized as the timing of their realization and consequent use is uncertain or not currently anticipated and, in part, is dependent upon the outcome of European Union (“EU”) case law. Other items include £nil (2006 £7 million, 2005 £nil) which expire after nine years.

At December 31, 2007 the Company has not provided deferred tax in relation to temporary differences associated with undistributed earnings of subsidiaries. Quantifying the temporary differences is not practical. However, based on current enacted law and on the basis that the Company is in a position to control the timing and manner of realization of these temporary differences, no material tax consequences are expected to arise.

Note 26 —	Minority equity interest

	Year ended December 31,
	2007	2006	2005
	(£ million)

At January, 1	8	20	117
Total recognized income and expense in the year	—	—	15
Dividends paid to minority interests	—	(1)	(177)
Disposal of hotels (Note 11)	(6)	(13)	—
Disposal of Soft Drinks business (Note 11)	—	—	66
Acquisition of subsidiary (Note 31)	—	3	—
Exchange and other adjustments	1	(1)	(1)

At December, 31	3	8	20

Note 27 —	Operating leases

During the year ended December 31, 2007, £32 million (2006 £39 million, 2005 £62 million) was recognized as an expense in the income statement in respect of operating leases.

Total commitments under non-cancelable operating leases are as follows:

	At December 31,
	2007	2006
	(£ million)

Due within one year	28	27
One to two years	19	21
Two to three years	16	19
Three to four years	14	14
Four to five years	11	9
More than five years	108	100

	196	190

The average remaining term of these leases, which generally contain renewal options, is approximately 17 years. No material restrictions or guarantees exist in the Company’s lease obligations.

Note 28 —	Capital and other commitments

	At December 31,
	2007	2006
	(£ million)

Contracts placed for expenditure on property, plant and equipment not provided for in the financial statements	10	24

On October 24, 2007, the Company announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non-recurring revenue investment of up to £30 million which it is anticipated will be charged to the income statement as on exceptional item during 2008.

Note 29 —	Contingencies

	At December 31,
	2007	2006
	(£ million)

Contingent liabilities not provided for in the financial statements relating to guarantees	5	11

In limited cases, the Company may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £121 million (2006 £142 million). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Company.

As of December 31, 2007, the Company had outstanding letters of credit of £31 million (2006 £31 million) mainly relating to self-insurance programs.

The Company may guarantee loans made to facilitate third-party ownership of hotels in which the Company has an equity interest and also a management contract. As of December 31, 2007, the Company was a guarantor of loans which could amount to a maximum of £14 million (2006 £13 million).

The Company has given warranties in respect of the disposal of certain of its former subsidiaries and hotels. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Company.

Note 30 —	Related party disclosures

Key management personnel comprises the Board and Executive Committee.

	Year ended December 31,
	2007	2006	2005
	(£ million)

Total compensation of key management personnel
Short-term employment benefits	9.4	9.5	6.5
Post-employment benefits	0.5	0.5	0.2
Termination benefits	—	—	0.8
Equity compensation benefits	9.1	7.9	6.9

	19.0	17.9	14.4

There were no transactions with key management personnel during the years ended December 31, 2007, 2006 or 2005.

Note 31 —	Acquisition of subsidiary

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

Management contracts acquired were recognized as intangible assets at their fair value. The residual excess over the net assets acquired was recognized as goodwill.

INTERCONTINENTAL HOTELS GROUP PLC

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	charged to			Balance at
	beginning	costs and	Exchange		end of
	of period	expenses	differences	Deductions	period

Year ended December 31, 2007 Provisions for bad and doubtful debts	43	12	(1)	(6)	48
Year ended December 31, 2006 Provisions for bad and doubtful debts	47	16	(5)	(15)	43
Year ended December 31, 2005 Provisions for bad and doubtful debts	43	14	4	(14)	47
Year ended December 31, 2004 Provisions for bad and doubtful debts	45	20	(3)	(19)	43

S-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Richard Solomons
Name:     Richard Solomons

Title:	Finance Director

Date: March 28, 2008