Form 20-F
period 2008-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2009-04-07
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10409

InterContinental Hotels Group PLC
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)

Broadwater Park,
Denham, Buckinghamshire UB9 5HR
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

Ordinary Shares of 13 29/47 pence each	285,552,193

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

     Large accelerated filer  ☑          Accelerated filer  ☐          Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes          ☐                No          ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Reporting Standards as issued by the International Standards Accounting Board ☑	Other ☐

INTRODUCTION

As used in this document, except as the context otherwise requires, the terms:

•	“board” refers to the board of directors of InterContinental Hotels Group PLC or, where appropriate, the board of InterContinental Hotels Limited or Six Continents Limited;

•	“Britvic” refers to Britannia Soft Drinks Limited for the period up to November 18, 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on November 21, 2005) which became the holding company of the Britvic Group on November 18, 2005;

•	“Britvic Group” refers to Britvic and its subsidiaries from time to time;

•	“Company” refers to InterContinental Hotels Group PLC, InterContinental Hotels Limited or Six Continents Limited or their respective board of directors as the context requires;

•	“Group” refers to InterContinental Hotels Group PLC and its subsidiaries or, where appropriate, InterContinental Hotels Limited or Six Continents Limited and their subsidiaries as the context requires;

•	“Hotels” or “IHG Hotels” refers to the hotels business of the Group;

•	“IHG” refers to InterContinental Hotels Group PLC or, where appropriate, its board of directors;

•	“IHL” refers to InterContinental Hotels Limited, previously InterContinental Hotels Group PLC, former parent company of the Group and re-registered as a private limited company on June 27, 2005;

•	“ordinary share” or “share” refers, before April 14, 2003, to the ordinary shares of 28 pence each in Six Continents Limited; following that date and until December 10, 2004 to the ordinary shares of £1 each in IHL; following that date and until June 27, 2005 to the ordinary shares of 112 pence each in IHL; following that date and until June 12, 2006 to the ordinary shares of 10 pence each in IHG; following that date until June 4, 2007 to the ordinary shares of 11 3/7 pence each in IHG; and following June 4, 2007 to the ordinary shares of 13 29/47 pence each in IHG;

•	“Six Continents” refers to Six Continents Limited; previously Six Continents PLC and re-registered as a private limited company on June 6, 2005;

•	“Soft Drinks” and “Britvic business” refer to the soft drinks business of InterContinental Hotels Group PLC, which the Company had through its controlling interest in Britvic and which the Company disposed of by way of an initial public offering effective December 14, 2005; and

•	“VAT” refers to UK value added tax levied by HM Revenue and Customs on certain goods and services.

References in this document to the “Companies Act” mean the Companies Act 1985, as amended, of Great Britain; references to the “EU” mean the European Union; references in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland; references to “US” refer to the United States of America.

The Company publishes its Consolidated Financial Statements expressed in US dollars. On May 30, 2008, IHG announced its intention to change its reporting currency from sterling to US dollars, reflecting the profile of its revenue and operating profit, which are primarily generated in US dollars or US dollar-linked currencies. This change was first introduced in the interim results for the six months to June 30, 2008, and the financial statements included herein are IHG’s first annual financial statements to be presented in US dollars and all comparative information has been restated accordingly.

In this document, references to “US dollars”, “US$”, “$” or ‘‘¢” are to United States currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency. Solely for convenience, this Annual Report on Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. The noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of

New York on March 23, 2009 was £1.00 = $1.45. For further information on exchange rates please refer to page F-19.

The Company’s fiscal year ends on December 31. The December 31 fiscal year end is in line with the calendar accounting year ends of the majority of comparable US and European hotel companies. IHG will continue to report on a December 31 fiscal year end basis, as the Group believes this facilitates more meaningful comparisons with other key participants in the industry. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the year ended December 31, 2008 are shown as 2008 and references to the year ended December 31, 2007 are shown as 2007, unless otherwise specified, and references to other fiscal years are shown in a similar manner.

The Company’s Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Group’s Consolidated Financial Statements for the years presented.

IHG believes that the reporting of profit and earnings measures before exceptional items provides additional meaningful information on underlying returns and trends to shareholders. The Group’s key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans for internal financial reporting focus primarily on profit and earnings measures before exceptional items. Throughout this document earnings per ordinary share is also calculated excluding the effect of all exceptional operating items, exceptional interest, exceptional tax and gain on disposal of assets and is referred to as adjusted earnings per ordinary share.

The Company furnishes JP Morgan Chase Bank, N.A., as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Financial Statements are prepared on the basis of IFRS. The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by registered holders of ADRs and mails to all registered holders of ADRs notices of shareholders’ meetings received by the Depositary. During 2008, the Company reported interim financial information at June 30, 2008 in accordance with the Listing Rules of the UK Listing Authority. In addition, it provided quarterly financial information at March 31, 2008 and at September 30, 2008 and intends to continue to provide quarterly financial information during fiscal 2009. The Financial Statements may be found on the Company’s website at www.ihg.com.

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

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the global economic recession, the risks involved with the Group’s reliance on the reputation of its brands and protection of its intellectual property rights; the risks relating to identifying, securing and retaining management and franchise agreements; the effect of political and economic developments; the organizational capability to manage changes in key personnel and senior management; events that adversely impact domestic or international travel; the risks involved in the Group’s reliance upon its proprietary reservations system and increased competition in reservations infrastructure; the risks in relation to technology and systems; the risks of the hotel industry supply and demand cycle; the possible lack of selected development opportunities; the risks related to corporate responsibility; the risk of litigation; the risks associated with the Group’s ability to maintain adequate insurance; the risks associated with the Group’s ability to borrow and satisfy debt covenants; compliance with data privacy regulations; the risks related to information security; and the risks associated with funding the defined benefits under its pension plans.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial data set forth below for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”), and is derived from the Consolidated Financial Statements of the Group which have been audited by its independent registered public accounting firm, Ernst & Young LLP.

IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Group’s Consolidated Financial Statements for the years presented. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

Consolidated Income Statement Data

	Years ended December 31,
	2008	2007	2006	2005	2004
	$	$	$	$	$
	(in millions, except per share and ADS amounts)

Revenue:
Continuing operations	1,854	1,771	1,446	1,274	1,107
Discontinued operations	43	79	319	2,212	2,912

	1,897	1,850	1,765	3,486	4,019

Total operating profit before exceptional operating items:
Continuing operations	535	474	367	321	228
Discontinued operations	14	17	57	298	403

	549	491	424	619	631

Exceptional operating items:
Continuing operations	(132)	60	48	(27)	(44)
Discontinued operations	—	—	—	(13)	(45)

	(132)	60	48	(40)	(89)

Total operating profit:
Continuing operations	403	534	415	294	184
Discontinued operations	14	17	57	285	358

	417	551	472	579	542

Financial income	12	18	48	54	128
Financial expenses	(113)	(108)	(68)	(115)	(188)

Profit before tax	316	461	452	518	482

Tax:
On profit before exceptional items	(101)	(90)	(97)	(161)	(102)
On exceptional items	17	—	(11)	—	40
Exceptional tax	25	60	184	15	294

	(59)	(30)	76	(146)	232

Profit after tax	257	431	528	372	714
Gain on disposal of assets, net of tax	5	32	226	605	34

Profit for the year	262	463	754	977	748

Attributable to:
Equity holders of the parent	262	463	754	942	699
Minority equity interest	—	—	—	35	49

Profit for the year	262	463	754	977	748

Earnings per ordinary share:
Continuing operations:
Basic	86.4¢	131.3¢	126.5¢	40.7¢	66.2¢
Diluted	83.8¢	127.7¢	123.3¢	39.8¢	65.5¢

Total operations:
Basic	91.3¢	144.7¢	193.8¢	180.8¢	105.4¢
Diluted	88.5¢	140.7¢	189.0¢	176.7¢	104.2¢

Consolidated Balance Sheet Data

	December 31,
	2008	2007*	2006	2005	2004
	$	$	$	$	$
	(in millions)

Goodwill and intangible assets	445	556	516	411	397
Property, plant and equipment	1,684	1,934	1,956	2,340	3,716
Investments and other financial assets	195	253	251	267	235
Retirement benefit assets	40	49	—	—	—
Current assets	544	710	892	1,220	1,154
Non-current assets classified as held for sale	210	115	98	481	3,523

Total assets	3,118	3,617	3,713	4,719	9,025

Current liabilities	1,141	1,226	1,261	1,370	1,786
Long-term debt	1,334	1,748	594	707	2,230
Net assets	1	98	1,346	1,905	3,739
Share capital	118	163	129	84	1,395
IHG shareholders’ equity	(6)	92	1,330	1,870	3,513

Number of shares in issue at period end (millions)	286	295	356	433	622

*	Restated in relation to IFRIC 14 (see page F-11).

Dividends

InterContinental Hotels Group PLC paid an interim dividend of 6.4 pence per share (equivalent to 12.2 cents per ADS at the closing exchange rate of August 8, 2008) on October 3, 2008. The IHG Board has proposed a final dividend of 20.2 pence per share (equivalent to 29.2 cents per ADS at the closing exchange rate on February 13, 2009), payable on June 5, 2009, if approved by shareholders at the Annual General Meeting to be held on May 29, 2009, bringing the total IHG dividend for the year ended December 31, 2008 to 26.6 pence per share (equivalent to 41.4 cents per ADS).

The table below sets forth the amounts of interim, final and total dividends on each ordinary share in respect of each fiscal year indicated. Comparative dividends per share have been restated using the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC (as IHL then was) and Six Continents PLC (as Six Continents then was), adjusted to equivalent shares of InterContinental Hotels Group PLC. For the purposes of showing the dollar amounts per ADS in respect of the interim and final dividends 2004, and interim dividend 2005, such amounts are translated into US dollars per ADS at the Noon Buying Rate on each of the respective UK payment dates. In respect of the final dividend 2005 and the interim and final dividends for each of 2006, 2007 and 2008, such amounts are translated into US dollars immediately prior to their announcement.

Ordinary dividend

	Pence per ordinary share			$ per ADS
	Interim	Final	Total	Interim	Final	Total

Year ended December 31
2004	4.30	10.00	14.30	0.077	0.191	0.268
2005	4.60	10.70	15.30	0.081	0.187	0.268
2006	5.10	13.30	18.40	0.096	0.259	0.355
2007	5.70	14.90	20.60	0.115	0.292	0.407
2008	6.40	20.20	26.60	0.122	0.292	0.414

Special Dividend

	Pence per
	ordinary share	$ per ADS

June 2006	118.00	2.17
June 2007	200.00	4.00

Return of Capital

	Pence per
	ordinary share	$ per ADS

June 2005	165.00	2.86

RISK FACTORS

This section describes some of the risks that could materially affect the Group’s business. The factors below should be considered in connection with any financial and forward-looking information in this Form 20-F and the cautionary note regarding forward-looking statements contained on pages 5 and 6.

The unprecedented financial events of late 2008 and the resulting global recession are having, and will continue to have, a significant impact on the Group and the wider hotel industry. In particular, over the relatively short-term, the main risks are falling consumer demand, restrictions on the availability of debt for owners, and a fall in the pace of new room openings. The risks below are not the only ones that the Group faces. Some risks are not yet known to IHG and some that IHG does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s business, revenue, operating profit, earnings, net assets and liquidity and/or capital resources.

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights

Any event that materially damages the reputation of one or more of the Group’s brands and/or failure to sustain the appeal of the Group’s brands to its customers could have an adverse impact on the value of that brand and subsequent revenues from that brand or business. In addition, the value of the Group’s brands is influenced by a number of other factors, some of which may be outside the Group’s control, including commoditization (whereby price and/or quality becomes relatively more important than brand identifications due, in part, to the increased prevalence of third-party intermediaries), consumer preference and perception, failure by the Group or its franchisees to ensure compliance with the significant regulations applicable to hotel operations (including fire and life safety requirements), or other factors affecting consumers’ willingness to purchase goods and services, including any factor which adversely affects the reputation of those brands.

In particular, where the Group is unable to enforce adherence to its operating and quality standards, or the significant regulations applicable to hotel operations, pursuant to its management and franchise contracts, there may be further adverse impact upon brand reputation or customer perception and therefore the value of the hotel brands.

Given the importance of brand recognition to the Group’s business, the Group has invested considerable effort in protecting its intellectual property, including registration of trademarks and domain names. However, the controls and laws are variable and subject to change. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group’s brands and its ability to develop the business.

The Group is exposed to a variety of risks related to identifying, securing and retaining management and franchise agreements

The Group’s growth strategy depends on its success in identifying, securing and retaining management and franchise agreements. This is an inherent risk for the hotel industry and franchise business model. Competition with other hotel companies may generally reduce the number of suitable management, franchise and investment opportunities offered to the Group and increase the bargaining power of property owners seeking to engage a manager or become a franchisee. The terms of new management or franchise agreements may not be as favorable as current arrangements and the Group may not be able to renew existing arrangements on the same terms.

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the Group system or to secure management contracts. For example, the availability of suitable sites, planning and other local regulations or the availability and affordability of finance may all restrict the supply of suitable hotel development opportunities under franchise or management agreements. In connection with entering into management or franchise agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group including, for example, the unwillingness of franchisees to support brand improvement initiatives.

Changes in legislation or regulatory changes may be implemented that have the effect of favoring franchisees relative to brand owners.

The Group is exposed to the risks of political and economic developments

The Group is exposed to the inherent risks of global and regional adverse political, economic and financial market developments, including recession, inflation, availability of affordable credit and currency fluctuations that could lower revenues and reduce income. A recession reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities, resulting in deterioration of results of operations and potentially reducing the value of properties in affected economies. The owners or potential owners of hotels managed or franchised by one group face similar risks which could adversely impact IHG’s ability to retain and secure management or franchise agreements. More specifically, the Group is highly exposed to the US market and, accordingly, is particularly susceptible to adverse changes in the US economy.

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

The Group requires organizational capability to manage changes in key personnel and senior management

In order to develop, support and market its products, the Group must hire and retain highly skilled employees with particular expertise. The implementation of the Group’s strategic business plans could be undermined by failure to recruit or retain key personnel, the unexpected loss of key senior employees, failures in the Group’s succession planning and incentive plans, or a failure to invest in the development of key skills. Some of the markets in which the Group operates are experiencing economic growth and the Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees. Failure to attract and retain these employees may threaten the success of the Group’s operations in these markets. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

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

The Group is reliant upon its proprietary reservations system and is exposed to the risk of failures in the system and increased competition in reservations infrastructure

The value of the brands of the Group is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservations system, a central repository of all hotel room inventories linked electronically to multiple sales channels including IHG owned Internet websites, third-party Internet intermediaries and travel agents, call centers and hotels.

Lack of resilience in operational availability could lead to prolonged service disruption and may result in significant business interruption and subsequent impact on revenues. Lack of investment in these systems may also result in reduced ability to compete additionally, failure to maintain an appropriate e-commerce strategy and select the right partners could erode the Group’s market share.

The Group is exposed to certain risks in relation to technology and systems

To varying degrees, the Group is reliant upon certain technologies and systems (including IT systems) for the running of its business, particularly those which are highly integrated with business processes. Disruption to those technologies or systems could adversely affect the efficiency of the business, notwithstanding business continuity or disaster recovery processes. The Group may have to make substantial additional investments in new technologies or systems to remain competitive. Failing to keep pace with developments in technologies or systems may put the Group at a competitive disadvantage. The technologies or systems that the Group chooses may not be commercially successful or the technology or system strategy employed may not be sufficiently aligned with the needs of the business or responsive to changes in business strategy. As a result, the Group could lose customers, fail to attract new customers or incur substantial costs or face other losses.

The Group is exposed to the risks of the hotel industry supply and demand cycle

The future operating results of the Group could be adversely affected by industry over capacity (by number of rooms) and weak demand due, in part, to the cyclical nature of the hotel industry, or other differences between planning assumptions and actual operating conditions. Reductions in room rates and occupancy levels would adversely impact the results of Group operations.

The Group may experience a lack of selected development opportunities

While the strategy of the Group is to extend the hotel network through activities that do not involve significant amounts of its own capital, if the availability of suitable development sites becomes limited for IHG and its prospective hotel owners, this could adversely affect its results of operations.

The Group is exposed to risks related to corporate responsibility

The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of key stakeholders and the communities in which the Group operates. The social and environmental impacts of business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to demonstrate sufficiently responsible practices in a number of areas such as safety and security, sustainability, responsible tourism, environmental management, human rights and support for the local community.

The Group is exposed to the risk of litigation

The Group could be at risk of litigation from many parties, including guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of hotels managed by it. Claims filed in the United States may include requests for punitive damages as well as compensatory damages. Exposure to litigation or fines imposed by regulatory authorities may also affect the reputation of the Group.

The Group may face difficulties insuring its business

Historically, the Group has maintained insurance at levels determined by it to be appropriate in light of the cost of cover and the risk profiles of the business in which it operates. However, forces beyond the Group’s control including market forces, may limit the scope of coverage the Group can obtain and the Group’s ability to obtain coverage at reasonable rates. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters may be uninsurable or simply too expensive to insure. Inadequate or insufficient insurance could expose the Group to large claims or could result in the loss of capital invested in properties, as well as the anticipated future revenue from properties, and could leave the Group responsible for guarantees, debt or other financial obligations related to such properties.

The Group is exposed to a variety of risks associated with its ability to borrow and satisfy debt covenants

The Group is reliant on having access to borrowing facilities to meet its expected capital requirements. The majority of the Group’s borrowing facilities are only available if the financial covenants in the facilities are complied with. If the Group is not in compliance with the covenants, the lenders may demand the repayment of the funds advanced. If the Group’s financial performance does not meet market expectations it may not be able to refinance its existing facilities on terms it considers favorable. The availability of funds for future financing is, in part, dependent on conditions and liquidity in the capital markets.

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

The Group is exposed to the risks related to information security

The Group is increasingly dependent upon the availability, integrity and confidentiality of information and the ability to report appropriate and accurate business performance, including financial reporting, to investors and markets.

The reputation and performance of the Group may be adversely affected if it fails to maintain appropriate confidentiality of information and ensure relevant controls are in place to enable the release of information only through the appropriate channels in a timely and accurate manner.

The Group is exposed to funding risks in relation to the defined benefits under its pension plans

The Group is required by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for members of its UK pension plans who are entitled to defined benefits. In addition, if certain Plans of the Group are wound-up, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of defined benefits to a level which is higher than this minimum. The contributions payable by the Group must be set with a view to making prudent provision for the benefits accruing under the plans of the Group.

In particular, the trustees of IHG’s UK defined benefit plan may demand increases to the contribution rates relating to the funding of this plan, which would oblige relevant employers of the Group to contribute extra amounts. The trustees must consult the plan’s actuary and principal employer before exercising this power. In practice, contribution rates are agreed between the Group and the trustees on actuarial advice, and are set for three-year terms. The last such review was as at March 31, 2006.

ITEM 4.	INFORMATION ON THE COMPANY

SUMMARY

Group Overview

The Group is a worldwide owner, manager and franchisor of hotels and resorts. Through its various subsidiaries it owned, leased, managed, or franchised 4,186 hotels and 619,851 guest rooms in nearly 100 countries around the world, as at December 31, 2008. The Group’s brands include InterContinental Hotels & Resorts (“InterContinental”), Crowne Plaza Hotels & Resorts (“Crowne Plaza”), Holiday Inn Hotels & Resorts (“Holiday Inn”), Holiday Inn Express (or Express by Holiday Inn outside of the Americas), Staybridge Suites, Candlewood Suites and Hotel Indigo. The Group also manages the hotel loyalty program, Priority Club Rewards.

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

On March 23, 2009, InterContinental Hotels Group PLC had a market capitalization of approximately £1.6 billion, and was included in the list of FTSE 100 companies, a list of the 100 largest companies by market capitalization on the London Stock Exchange.

Following a capital restructuring in June 2005, InterContinental Hotels Group PLC became the holding company for the Group. Six Continents Limited (formerly Six Continents PLC), which was formed in 1967, is the principal subsidiary company. The Company’s corporate headquarters are in the United Kingdom, and the registered address is:

InterContinental Hotels Group PLC
Broadwater Park
Denham
Buckinghamshire UB9 5HR
Tel: +44 (0) 1895 512000
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

Acquisitions and Dispositions

Since the Separation, 183 hotels with a net book value of $5.2 billion have been sold, generating aggregate proceeds of $5.5 billion. Of these 183 hotels, 164 hotels have remained in the IHG global system (the number of hotels and rooms owned, leased, managed or franchised by the Group) through either franchise or management agreements. As of March 23, 2009 the Group had on the market a further 5 hotels.

During 2008, the Group disposed of the Holiday Inn Jamaica for $30 million.

The Group also divested a number of equity interests of which proceeds totaled $61 million, including a 31.25% interest in the Crowne Plaza Christchurch for $24 million and a 17.0% interest in the Crowne Plaza Amsterdam for $20 million.

The asset disposal program which commenced in 2003 has significantly reduced the capital requirements of the Group whilst largely retaining the hotels in the IHG system through management and franchise agreements.

Capital expenditure in 2008 totaled $108 million compared with $186 million in 2007 and $228 million in 2006.

At December 31, 2008 capital committed, being contracts placed for expenditure on property, plant and equipment not provided for in the financial statements, totaled $40 million.

On October 24, 2007 the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, the Group will make a non-recurring revenue investment of $60 million which will be charged to the income statement as an exceptional item, $35 million was charged in 2008.

Following the completion of the hotel disposals in 2008, the Group owns 16 hotels.

FIGURE 1

Asset disposal program detail	Number of hotels	Proceeds	Net book value
	($ billion)

Disposed since April 2003	183	5.5	5.2
Remaining owned and leased hotels as of December 31, 2008	16	—	1.7

Return of Funds

Since March 2004, the Group has announced the return of £3.6 billion of funds to shareholders by way of special dividends, share repurchase programs and capital returns. As of March 23, 2009 IHG had returned over £3.5 billion to shareholders (see Figure 2).

A third £250 million share repurchase program was completed in 2007 and the £150 million share repurchase program announced on February 20, 2007 was commenced. At December 31, 2008 £30 million of this share repurchase program was outstanding. During 2008 9.2 million shares were repurchased at an average price of 759 pence per share (total £70 million). The precise timing of share purchases is dependent upon, amongst other things, market conditions. By March 23, 2009, a total of 14.4 million shares had been repurchased under the £150 million repurchase program at an average price per share of 831 pence per share (approximately £120 million). Purchases are made under the existing authority from shareholders which will be renewed at the Company’s Annual General Meeting. Any shares repurchased under these programs will be canceled.

The program was deferred in November 2008 in order to preserve cash and maintain the strength of IHG’s balance sheet.

Information relating to the purchases of equity securities can be found in Item 16E.

FIGURE 2

Return of funds program	Timing	Total return	Returned to date(i)	Still to be returned

£501 million special dividend	Paid in December 2004	£501m	£501m	Nil
First £250 million share buyback	Completed in 2004	£250m	£250m	Nil
£996 million capital return	Paid in July 2005	£996m	£996m	Nil
Second £250 million share buyback	Completed in 2006	£250m	£250m	Nil
£497 million special dividend	Paid in June 2006	£497m	£497m	Nil
Third £250 million share buyback	Completed in 2007	£250m	£250m	Nil
£709 million special dividend	Paid in June 2007	£709m	£709m	Nil
£150 million share buyback	Deferred	£150m	£120m	£30m

Total		£3,603m	£3,573	£30m

(i)	As of March 23, 2009.

Hotels

IHG, through various subsidiaries, owns a number of hotel brands including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. As of December 31, 2008, IHG’s brands comprised 4,186 franchised, managed, owned or leased hotels and 619,851 rooms in nearly 100 countries.

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

SEGMENTAL INFORMATION

Geographic Segmentation

The following table shows revenue and operating profit before exceptional operating items in US dollars and percentage by geographical area, for the following periods: years ended December 31, 2008, 2007 and 2006.

	Year ended December 31,
	2008	2007	2006
	($ million)

Revenue(1)
Americas	920	902	778
Europe, the Middle East and Africa	518	492	363
Asia Pacific	290	260	204
Central(4)	126	117	101

Continuing operations	1,854	1,771	1,446

Americas	43	62	74
Europe, the Middle East and Africa	—	17	245

Discontinued operations(3)	43	79	319

Total	1,897	1,850	1,765

Operating profit before exceptional operating items(1)(2)
Americas	451	440	395
Europe, the Middle East and Africa	171	134	69
Asia Pacific	68	63	52
Central(4)	(155)	(163)	(149)

Continuing operations	535	474	367

Americas	14	16	12
Europe, the Middle East and Africa	—	1	45

Discontinued operations(3)	14	17	57

Total	549	491	424

Footnotes on page 19.

	Year ended December 31,
	2008	2007	2006
	(%)

Revenue
Americas	48.5	48.8	44.0
Europe, the Middle East and Africa	27.3	26.5	20.6
Asia Pacific	15.3	14.1	11.6
Central	6.6	6.3	5.7

Continuing operations	97.7	95.7	81.9

Americas	2.3	3.4	4.2
Europe, the Middle East and Africa	—	0.9	13.9

Discontinued operations	2.3	4.3	18.1

Total	100.0	100.0	100.0

Operating profit before exceptional operating items
Americas	82.1	89.6	93.1
Europe, the Middle East and Africa	31.1	27.3	16.3
Asia Pacific	12.4	12.8	12.3
Central	(28.2)	(33.2)	(35.1)

Continuing operations	97.4	96.5	86.6

Americas	2.6	3.3	2.8
Europe, the Middle East and Africa	—	0.2	10.6

Discontinued operations	2.6	3.5	13.4

Total	100.0	100.0	100.0

(1)	The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of the pound sterling, the translation rate is $1 = £0.55 (2007 $1 = £0.50, 2006 $1 = £0.54). In the case of the euro, the translation rate is $1 = €0.68 (2007 $1 = €0.73, 2006 $1 = €0.80).

(2)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region are the Americas $99 million (2007 credit of $17 million, 2006 credit of $44 million); Europe, the Middle East and Africa $21 million (2007 credit of $21 million, 2006 credit of $4 million); Asia Pacific $2 million (2007 credit of $17 million, 2006 $nil); and Central $10 million (2007 credit of $5 million, 2006 $nil).

(3)	Discontinued operations were all owned and leased hotels.

(4)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

HOTELS

Overview

InterContinental Hotels Group PLC is an international hotel business which, through various subsidiaries, owns a portfolio of established and diverse hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo, with 4,186 franchised, managed, owned and leased hotels and 619,851 guest rooms in nearly 100 countries as at December 31, 2008. Approximately 614,000 rooms or 99% of the Group’s rooms are operated under managed and franchised models.

The unprecedented financial events of late 2008 and the resulting global recession have had, and will continue to have, a significant impact on IHG and the wider hotel industry. IHG’s share price fell by 36% in 2008 and, although the Group outperformed its peers, whose aggregate share price fell by 49%, this is a major change in sentiment. IHG will continue to monitor key trends and indicators to ensure its strategy remains well suited to the developing environment and its capabilities. In essence, IHG believes its business is resilient and, accordingly, its strategy remains unchanged. However, IHG sees short-term risks in the pace of future openings, availability of debt and consumer demand. None of these factors is expected to require major change to IHG’s strategy and it remains focused on the medium to long-term, while it protects short-term profitability.

It is beyond doubt that this downturn is severe, with a sharp decline in revenue per available room (RevPAR) and bookings. However, IHG believes it is well placed to manage through this economic situation, despite its severity. While the current downturn is unusual in its rapidity, unpredictability and degree of credit restriction, the hotel industry has always been cyclical. Traditionally it has experienced periods of five to eight years of RevPAR growth followed by up to two years of declines in RevPAR. Demand has rarely fallen for sustained periods and it is the interplay between hotel supply and demand in the industry that drives longer-term fluctuations in RevPAR. The Group’s fee-based profit is partly protected from changes in hotel supply due to its model of third-party ownership of hotels under the Group’s management and franchise contracts. IHG profit varies more with hotel revenue (demand) than it does with hotel profit performance. IHG believes it is well placed over the coming year compared with competitors who own hotels, rather than simply operate them, as does the Group.

The global hotel market, has an estimated room capacity of 17.5 million rooms. This has grown at approximately 2% per annum over the last five years. Competitors in the market include other large hotel companies and independently owned hotels.

The market remains fragmented, with an estimated 7.7 million branded hotel rooms (approximately 45% of the total market). The Group has an estimated 8% share of the branded market (approximately 3% of the total market). The top six major companies, including IHG, together control approximately 42% of the branded rooms, only 19% of total hotel rooms.

Geographically, the market is more concentrated with the top 20 countries accounting for 80% of global hotel rooms. Within this, the United States is dominant (more than 25% of global hotel rooms) with China, Japan and Italy being the next largest markets. The Group’s brands have more leadership positions (top three by room numbers) in the six largest geographic markets than any other major hotel company.

US market data historically indicates a steady increase in hotel industry revenues, broadly in line with Gross Domestic Product, with growth of approximately 1.5% per annum in real terms since 1967. Globally, IHG believes demand is driven by a number of underlying trends:

•	change in demographics — as the population ages and becomes wealthier, increased leisure time and income encourages more travel and hotel visits; younger generations are increasingly seeking work/life balance, with positive implications for increased leisure travel;

•	increase in travel volumes as low-cost airlines grow rapidly;

•	globalization of trade and tourism;

•	increase in affluence and freedom to travel within emerging markets, such as China; and

•	increase in the preference for branded hotels amongst consumers.

FIGURE 3

2007 branded hotel rooms by region as a percentage of the total market

United States	69%
Europe, Middle East and Africa (“EMEA”)	33%
Asia Pacific	29%

Source: IHG Analysis, Northstar Travel Management, Smith Travel Research (STR)

Within the global market, a relatively low proportion of hotel rooms are branded; however, there has been an increasing trend towards branded rooms. Over the three years 2006, 2007 and 2008, the branded market (as represented by the nine major global branded hotel companies) has grown at a 3.6% compound annual growth rate (CAGR), over twice as quickly as the overall market implying an increased preference towards branded hotels. Branded companies are therefore gaining market share at the expense of unbranded companies. IHG is well positioned to benefit from this trend. Hotel owners are increasingly recognizing the benefits of working with IHG Hotels which can offer a portfolio of brands to suit the different real estate opportunities an owner may have, together with effective revenue delivery through global reservation channels. Furthermore, hotel ownership is increasingly being separated from hotel operations, encouraging hotel owners to use third parties such as IHG Hotels to manage or franchise their hotels.

Potential negative trends impacting hotel industry growth include the possibility of increased terrorism, environmental considerations and economic factors such as those now prevailing, namely recession and global credit restrictions.

IHG’s future growth will be achieved predominantly through managing and franchising rather than owning hotels. Approximately 614,000 rooms operating under Group brands are managed or franchised and 5,600 are owned and leased.

The managed and franchised fee-based model is attractive because it enables the Group to achieve its goals with limited capital investment at an accelerated pace. A further advantage is the reduced volatility of the fee-based income stream, compared with ownership of assets.

A key characteristic of the managed and franchised business is that it generates more cash than is required for investment in the business, with a high return on capital employed. During the year ended December 31, 2008, 85% of continuing earnings before regional and central overheads, exceptional items, interest and tax is derived from managed and franchised operations.

Operations

The Group currently operates an ‘asset-light’ business model and owns only a small number of hotels. Through three distinct business models which offer different growth, return, risk and reward opportunities, IHG achieves growth through its partnerships with financial participants who may provide capital in exchange for, among other things, the Group’s expertise and brand value. The models are summarized as follows:

franchised, where Group companies neither own nor manage the hotel, but license the use of a Group brand and provide access to reservations systems, loyalty schemes and know-how. The Group derives revenues from a brand royalty or licensing fee, based on a percentage of room revenue. At the end of 2008, 75% of the Group’s rooms were franchised, with 90% of rooms in the Americas operating under this model.

managed, where in addition to licensing the use of a Group brand, a Group company manages the hotel for third party owners. The Group derives revenues from base and incentive management fees and provides the system infrastructure necessary for the hotel to operate. Management contract fees are generally a percentage of hotel revenue and may have an additional incentive fee linked to profitability or cash flow. The terms of these agreements vary, but are often long-term (for example, 10 years or more). The Group’s responsibilities under the management agreement typically include hiring, training and supervising the managers and employees that operate the hotels under the relevant brand standards. In order to gain access to central reservations systems, global and regional brand marketing and brand standards and procedures, owners are typically required to make a further contribution. At the end of 2008, 24% of the Group’s rooms were operated under management contracts.

owned and leased (“O & L”), where a Group company both owns (or leases) and operates the hotel and, in the case of ownership, takes all the benefits and risks associated with ownership. The Group has sold a significant proportion of its owned and leased portfolio and in future expects to own only hotels where it is considered strategically important to do so. Rooms owned or leased by the Group at the end of 2008 represented 1% of the Group’s rooms.

In addition, the Group also makes equity investments in hotel ownership entities, where its equity investment is less than 100% and it participates in a share of the benefits and risks of ownership. A management contract is generally entered into as well as the equity investment.

The following table shows the number of hotels and rooms owned, leased, managed or franchised by IHG as at December 31, 2008, 2007 and 2006.

			Management
			contracts and joint
	Owned or leased		ventures		Franchised		Total
	No. of	No. of	No. of	No. of	No. of	No. of	No. of	No. of
	hotels	rooms	hotels	rooms	hotels	rooms	hotels	rooms

2008	16	5,644	585	148,240	3,585	465,967	4,186	619,851
2007	18	6,396	539	134,883	3,392	443,815	3,949	585,094
2006	25	8,460	512	125,214	3,204	422,572	3,741	556,246

The Group sets quality and service standards for all of its hotel brands (including those operated under management contracts or franchise arrangements) and operates a customer satisfaction and hotel quality measurement system to ensure those standards are met or exceeded. The quality measurement system includes an assessment of both physical property and customer service standards.

Strategy

IHG seeks to deliver enduring top quartile shareholder returns, when measured against a broad global hotel peer group, by focusing on its core purpose of creating “Great Hotels Guests Love”. IHG aims to offer guests a level of service and hospitality that will encourage them to make return visits to the Group’s hotels.

We measure success in three ways:

•	Total Shareholder Returns — for the three-year period of 2006 to 2008, IHG was third among its peers;

•	Rooms Growth — rooms added to our brands at a rate faster than competitors. In 2008 we grew by 5.9% against an average of 4.3% for our main competitors; and

•	Key Performance Indicators — a basket of specific key performance indicators (KPIs) aimed at delivering our core purpose, cascaded to the hotel level.

Successful performance against various combinations of these, and other, metrics drives payment of a significant percentage of senior management discretionary remuneration.

IHG’s strategy has seen significant development through 2008 as the Group moved to make its core purpose a reality. IHG has taken a hard look at its operations and capabilities to focus on what really matters most to deliver Great Hotels Guests Love. IHG has backed this up with a major effort to align its people and measure the most important drivers, resulting in a clear, target-based program within its hotels to motivate teams and guide behaviours.

Our strategy now encompasses two key aspects:

•	where IHG chooses to compete; and

•	how the Group will win when it competes.

The Group’s underlying ‘Where’ strategy is that IHG will grow a portfolio of differentiated hospitality brands in select strategic countries and global key cities to maximize our scale advantage. The ‘How’ aspect of the Group’s strategy flows from the Group’s core purpose and research at the hotel level as to what really makes a difference for guests.

In support of the Group’s overall strategy there are now five key priorities — one ‘Where we compete’ and four ‘How we win’:

Where we compete

•	To accelerate profitable growth of its core business in the largest markets where the Group currently has scale and also in key global cities. Seek opportunities to leverage our scale in new business areas.

How we win

•	Financial returns: To generate higher returns for owners and IHG through revenue delivery and improved operating efficiency.

•	Our people: To create a more efficient organization with strong core capabilities.

•	Guest experience: To operate a portfolio of brands attractive to both owners and guests that have clear market positions and differentiation in the eyes of the guest.

•	Responsible business: To take an active stance on environment and community issues in order to drive increased value for IHG, owners and guests.

In June 2005 IHG set an organic growth target of at least 50,000 to 60,000 net rooms to be added by the end of 2008, with specific growth targets for the InterContinental brand (15-25 net InterContinental hotel additions) and within the Chinese market (125 hotels in China). As at December 31, 2008, IHG had achieved organic growth of over 82,000 net rooms against the target set in June 2005, together with 23 net InterContinental hotel additions and 112 hotels in China (for China, the target is expected to be exceeded in early 2009).

The Group delivered its growth targets through its operating system which includes:

•	a strong brand portfolio across the major markets — IHG’s brands achieved revenue per available room (“RevPAR”) growth premiums within respective key market segments during 2008;

•	market coverage — a presence in nearly 100 countries;

•	scale — 4,186 hotels, and 619,851 rooms;

•	global reservations channels — delivering $7.6 billion of global system room revenue in 2008, including $2.6 billion from the internet;

•	Priority Club Rewards — a loyalty program, contributing $5.9 billion of global system room revenue in 2008; and

•	a strong web presence — holidayinn.com is one of the industry’s most visited sites, with around 87 million total site visits per annum.

Segmental Results by Activity

The following table shows the Group’s continuing revenue and operating profit before exceptional operating items by activity and the percentage contribution of each activity for the following periods: years ended December 31, 2008, 2007 and 2006.

	Year ended
	December 31,
	2008	2007	2006
	($ million)

Continuing revenue(1)
Americas
Owned and leased	257	257	192
Managed	168	156	143
Franchised	495	489	443

	920	902	778
EMEA
Owned and leased	240	244	169
Managed	168	167	131
Franchised	110	81	63

	518	492	363
Asia Pacific
Owned and leased	159	145	131
Managed	113	99	65
Franchised	18	16	8

	290	260	204
Central(3)	126	117	101

Total	1,854	1,771	1,446

Continuing operating profit before exceptional operating items(1)(2)
Americas
Owned and leased	41	40	22
Managed	51	41	50
Franchised	426	425	382
Regional overheads	(67)	(66)	(59)

	451	440	395
EMEA
Owned and leased	45	33	(7)
Managed	95	87	68
Franchised	75	58	44
Regional overheads	(44)	(44)	(36)

	171	134	69
Asia Pacific
Owned and leased	43	36	31
Managed	55	46	39
Franchised	8	6	5
Regional overheads	(38)	(25)	(23)

	68	63	52
Central(3)	(155)	(163)	(149)

Total	535	474	367

Footnotes on page 25.

	Year ended December 31,
	2008	2007	2006
	(%)

Continuing revenue
Americas
Owned and leased	13.9	14.5	13.3
Managed	9.0	8.8	9.9
Franchised	26.7	27.6	30.6

	49.6	50.9	53.8
EMEA
Owned and leased	12.9	13.8	11.7
Managed	9.1	9.4	9.0
Franchised	5.9	4.6	4.4

	27.9	27.8	25.1
Asia Pacific
Owned and leased	8.6	8.2	9.0
Managed	6.1	5.6	4.5
Franchised	1.0	0.9	0.6

	15.7	14.7	14.1
Central	6.8	6.6	7.0

Total	100.0	100.0	100.0

Continuing operating profit before exceptional operating items
Americas
Owned and leased	7.7	8.4	6.0
Managed	9.5	8.6	13.6
Franchised	79.6	89.7	104.0
Regional overheads	(12.5)	(13.9)	(16.0)

	84.3	92.8	107.6
EMEA
Owned and leased	8.4	7.0	(1.9)
Managed	17.8	18.4	18.5
Franchised	14.0	12.2	12.0
Regional overheads	(8.2)	(9.3)	(9.8)

	32.0	28.3	18.8
Asia
Owned and leased	8.0	7.6	8.5
Managed	10.3	9.7	10.6
Franchised	1.5	1.3	1.4
Regional overheads	(7.1)	(5.3)	(6.3)

	12.7	13.3	14.2
Central	(29.0)	(34.4)	(40.6)

Total	100.0	100.0	100.0

(1)	The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of the pound sterling, the translation rate is $1 = £0.55 (2007 $1 = £0.50, 2006 $1 = £0.54). In the case of the euro, the translation rate is $1 = €0.68 (2007 $1 = €0.73, 2006 $1 = €0.80).

(2)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region are the Americas $99 million (2007 credit of $17 million, 2006 credit of $44 million); Europe, the Middle East and Africa $21 million (2007 credit of $21 million, 2006 credit of $4 million); Asia Pacific $2 million (2007 credit of $17 million, 2006 $nil); and Central $10 million (2007 credit of $5 million, 2006 $nil).

(3)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

Global System

Hotels operated under the Group’s brands are, pursuant to terms within their contracts, subject to cash assessments for brand marketing, reservations systems and Priority Club membership stays. These assessments, typically based upon room revenue, are pooled within the system funds for the collective benefit of all hotels by brand or geography. The assessments are used for revenue generating activities including the costs of call centers, frequency program points, websites, sales teams, advertising and brand development and affiliate marketing programs.

Priority Club Rewards:  The Group operates the Priority Club Rewards loyalty program. Members enjoy a variety of privileges and rewards as they stay at the Group’s hotels around the world. Global system rooms sales generated from Priority Club Rewards members during 2008 were $5.9 billion and represented approximately 37% of IHG Hotels global system rooms sales.

Central Reservation System Technology:  The Group operates the HolidexPlus reservations system. The HolidexPlus system receives reservations requests entered on terminals located at most of its reservation centers, as well as from global distribution systems operated by a number of major corporations and travel agents. Where local hotel systems allow, the HolidexPlus system immediately confirms reservations or indicates alternative accommodation available within IHG’s network. Confirmations are transmitted electronically to the hotel for which the reservation is made.

Reservations Call Centers:  The Group operates 12 reservations centers around the world which enable it to sell in local languages in many countries and offer a high quality service to customers.

Internet:  The Group introduced electronic hotel reservations in 1995. The Internet continues to be an important communications, branding and distribution channel for the Group’s sales. During 2008, the internet channel continued to show strong growth, with global system rooms sales booked through the internet increasing by 21% to $2.6 billion. Approximately 20% (17% in 2007) of IHG global system rooms sales is via the internet through various branded websites, such as www.intercontinental.com and www.holidayinn.com, as well as certified third parties. IHG has established standards for working with third party intermediaries — on-line travel distributors — who sell or re-sell the Group’s branded hotel rooms via their internet sites. Under the standards, certified distributors are required to respect the Group’s trademarks, ensure reservations are guaranteed through an automated and common confirmation process, and clearly present fees to customers. About 86% of IHG Hotels’ global system rooms sales booked on the web is now booked directly through the Group’s own brand sites.

The Group estimates that, during 2008, global system rooms sales booked through these reservations systems (which include company reservations centers, global distribution systems and internet reservations) rose by approximately 10% to $7.6 billion, and the proportion of IHG Hotels’ global system rooms sales booked through the Group’s reservation channels increased from 45% to 48%.

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

Global Brands

Brands Overview

The Group’s portfolio includes seven established and diverse brands. These brands cover several market segments and in the case of InterContinental, Crowne Plaza, Holiday Inn and Holiday Inn Express, operate internationally. During 2008, the first Staybridge Suites hotels opened outside the Americas, in Liverpool and Cairo and the first Hotel Indigo in London. Candlewood Suites operates exclusively in the Americas.

	December 31, 2008
Brands	Room numbers	Hotels

InterContinental	54,736	159
Crowne Plaza	93,382	342
Holiday Inn	249,691	1,353
Holiday Inn Express	173,794	1,932
Staybridge Suites	16,644	152
Candlewood Suites	20,641	204
Hotel Indigo	2,702	22
Other	8,261	22

Total	619,851	4,186

InterContinental

	Americas	Americas	EMEA	EMEA	Asia Pacific
	total	O & L	total	O & L	total

Average room rate $(1)	180.07	259.21	205.52	476.45	199.09
Room numbers(2)	18,502	1,914	20,836	1,293	15,398

(1)	For the year ended December 31, 2008; quoted at constant US$ exchange rate. Average room rate is for comparable InterContinental hotels.

(2)	As at December 31, 2008.

InterContinental hotels are located in major cities and leisure destinations in over 60 countries. Each hotel offers high-class facilities and services aimed at the discerning business and leisure traveler. The brand strives to provide guests with memorable experiences which also give a sense of each hotel’s location. These hotels blend luxury with a celebration of local culture and heritage which is reflected in everything from décor to dining.

InterContinental hotels are principally managed by the Group. As at December 31, 2008, there were 159 InterContinental hotels which represented 9% of the Group’s total hotel rooms. During 2008, 11 InterContinental hotels were added to the portfolio while one hotel was removed.

Crowne Plaza

	Americas	EMEA	Asia Pacific
	total	total	total

Average room rate $(1)	113.32	168.80	111.80
Room numbers(2)	51,124	20,729	21,529

(1)	For the year ended December 31, 2008; quoted at constant US$ exchange rate. Average room rate is for comparable Crowne Plaza hotels.

(2)	As at December 31, 2008.

Crowne Plaza is one of the fastest growing upscale hotel brands in the world, located in more than 55 countries. Crowne Plaza offers simple elegance and full-service facilities for business and leisure travelers alike. Mainly sited in principal cities, these hotels offer high quality accommodation for leisure and business travelers who appreciate style, a sociable environment, excellent meeting facilities and state-of-the-art business technology.

The majority of Crowne Plaza hotels are operated under franchise agreements. As at December 31, 2008, there were 342 Crowne Plaza hotels which represented 15% of the Group’s total hotel rooms. During 2008, 50 Crowne Plaza hotels were added to the portfolio while seven hotels were removed.

Holiday Inn

	Americas	Americas	EMEA	Asia Pacific
	total	O & L	total	total

Average room rate $(1)	100.72	111.00	133.96	93.15
Room numbers(2)(3)	171,189	1,358	53,039	27,875

(1)	For the year ended December 31, 2008; quoted at constant US$ exchange rate. Average room rate is for comparable Holiday Inn hotels.

(2)	As at December 31, 2008.

(3)	The Americas total includes Holiday Inn Club Vacations (2,412 rooms).

Friendly service and great value are the hallmarks of the Holiday Inn brand. One of the world’s most recognized brands, Holiday Inn was relaunched in 2007 to improve the Group’s ability to meet guest needs for contemporary high-quality and consistent facilities. The relaunch includes a new identity and logo. Aimed at both business travelers and families on holiday, the brand continues to grow around the world.

Holiday Inn hotels are predominantly operated under franchise agreements. As at December 31, 2008, there were 1,353 Holiday Inn hotels which represented 40% of IHG’s total hotel rooms and of which 68% were located in the Americas. During 2008, 68 Holiday Inn hotels were added to the portfolio, while 96 hotels were removed.

In 2008, the Group launched Holiday Inn Club Vacations, which gives the Group its first presence in the timeshare market. The first Holiday Inn Club Vacations opened in Florida, in December 2008.

Holiday Inn Express

	Americas	EMEA	Asia Pacific
	total	total	total

Average room rate $(1)	99.90	115.37	59.79
Room numbers(2)	146,024	21,564	6,206

(1)	For the year ended December 31, 2008; quoted at constant US$ exchange rate. Average room rate is for comparable Holiday Inn Express hotels.

(2)	As at December 31, 2008.

Convenience, comfort and value make Holiday Inn Express a popular choice with guests and hotel owners. Contemporary guest rooms and bathrooms, a complimentary breakfast and easily accessible locations make this limited service Holiday Inn an ideal choice for people on the road. Holiday Inn Express was also relaunched in 2007.

Holiday Inn Express hotels are almost entirely operated under franchise agreements. As at December 31, 2008, there were 1,932 Holiday Inn Express hotels worldwide which represented 28% of the Group’s total hotel rooms and of which 84% were located in the Americas. During 2008, 212 new Holiday Inn Express hotels were added to the portfolio, while 88 hotels were removed.

Staybridge Suites

	Americas	EMEA
	total	total

Average room rate $(1)	107.62	—
Room numbers(2)	16,372	272

(1)	For the year ended December 31, 2008; quoted at constant US$ exchange rate. Average room rate is for comparable Staybridge Suite’s hotels.

(2)	As at December 31, 2008.

Staybridge Suites is a high-end brand offering guests a home from home for extended hotel stays. Residential in style, they provide studios and suites, kitchens, living rooms and work areas, and high-speed internet access for business and leisure guests. The “Just Like Home” theatre and new buffet kitchen are communal areas where guests can meet and relax. In 2008, the first Staybridge Suites hotels opened outside the United States, in Liverpool, England, and Cairo, Egypt.

The Staybridge Suites brand is principally operated under management contracts and franchise agreements. As at December 31, 2008, there were 152 Staybridge Suites hotels, 150 of which are located in the Americas, which represented 3% of the Group’s total hotel rooms. During 2008, 30 hotels were added to the portfolio, and no hotels were removed.

Candlewood Suites

Americas
total

Average room rate $(1)	72.12
Room numbers(2)	20,641

(1)	For the year ended December 31, 2008; quoted at constant US$ exchange rate. Average room rate is for comparable Candlewood Suites hotels.

(2)	As at December 31, 2008.

Created for guest stays of a week or longer, Candlewood Suites offer studios and one bedroom suites with well equipped kitchens, spacious work areas and an array of convenient amenities. This extended stay brand continues to grow rapidly in the Americas and recently launched a new bedding collection.

The Candlewood Suites brand is operated under management contracts and franchise agreements. Hospitality Properties Trust (“HPT”) is a major owner of Candlewood Suites properties and the Group manages all 76 of HPT’s Candlewood Suites properties under a 20 year agreement. As at December 31, 2008, there were 204 Candlewood Suites hotels, all located in the Americas, which represented 3% of the Group’s total rooms. During 2008, 47 hotels were added to the portfolio and one was removed.

Hotel Indigo

	Americas	EMEA
	total	total

Average room rate $(1)	120.55	—
Room numbers(2)	2,638	64

(1)	For the year ended December 31, 2008; quoted at constant US$ exchange rate. Average room rate is for comparable Hotel Indigo hotels.

(2)	As at December 31, 2008.

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

The first Hotel Indigo opened in Atlanta, Georgia in the United States in October 2004. As at December 31, 2008, there were 22 Hotel Indigo hotels with 11 hotels added to the portfolio during the year including the first Hotel Indigo opened outside the United States, in London, England.

Geographical Analysis

Although it has worldwide hotel operations, the Group is most dependent on the Americas for operating profit, reflecting the structure of the branded global hotel market. The Americas region generated 65% of the Group’s continuing operating profit before central overheads and exceptional operating items during 2008.

The geographical analysis, split by number of rooms and operating profit, is set out in the table below.

	Americas	EMEA	Asia Pacific
		(% of total)

Room numbers(1)	69	19	12
Regional operating profit (before central overheads and exceptional operating items)(2)	65	25	10

(1)	As at December 31, 2008.

(2)	For the year ended December 31, 2008.

The following table shows information concerning the geographical locations and ownership of the Group’s hotels as at December 31, 2008.

	Owned and leased		Managed		Franchised		Total
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

Americas
InterContinental	4	1,914	25	9,156	26	7,432	55	18,502
Crowne Plaza	—	—	18	6,474	169	44,650	187	51,124
Holiday Inn	4	1,358	30	9,777	886	157,642	920	168,777
Holiday Inn Express	—	—	1	252	1,721	145,772	1,722	146,024
Staybridge Suites	2	233	43	5,339	105	10,800	150	16,372
Candlewood Suites	—	—	79	9,512	125	11,129	204	20,641
Hotel Indigo	—	—	3	405	18	2,233	21	2,638
Holiday Inn Club Vacations	—	—	—	—	1	2,412	1	2,412

Total	10	3,505	199	40,915	3,051	382,070	3,260	426,490

EMEA
InterContinental	3	1,293	53	17,297	8	2,246	64	20,836
Crowne Plaza	—	—	24	6,380	65	14,349	89	20,729
Holiday Inn	—	—	86	15,542	246	37,497	332	53,039
Holiday Inn Express	1	153	13	1,491	172	19,920	186	21,564
Staybridge Suites	—	—	2	272	—	—	2	272
Hotel Indigo	—	—	—	—	1	64	1	64
Other	—	—	1	203	—	—	1	203

Total	4	1,446	179	41,185	492	74,076	675	116,707

Asia Pacific
InterContinental	1	495	31	12,523	8	2,380	40	15,398
Crowne Plaza	—	—	61	19,642	5	1,887	66	21,529
Holiday Inn	1	198	85	25,218	15	2,459	101	27,875
Holiday Inn Express	—	—	22	5,931	2	275	24	6,206
Other	—	—	8	2,826	12	2,820	20	5,646

Total	2	693	207	66,140	42	9,821	251	76,654

Total
InterContinental	8	3,702	109	38,976	42	12,058	159	54,736
Crowne Plaza	—	—	103	32,496	239	60,886	342	93,382
Holiday Inn	5	1,556	201	50,537	1,147	197,598	1,353	249,691
Holiday Inn Express	1	153	36	7,674	1,895	165,967	1,932	173,794
Staybridge Suites	2	233	45	5,611	105	10,800	152	16,644
Candlewood Suites	—	—	79	9,512	125	11,129	204	20,641
Hotel Indigo	—	—	3	405	19	2,297	22	2,702
Holiday Inn Club Vacations	—	—	—	—	1	2,412	1	2,412
Other	—	—	9	3,029	12	2,820	21	5,849

Total	16	5,644	585	148,240	3,585	465,967	4,186	619,851

Americas

In the Americas, the largest proportion of rooms is operated under the franchise business model primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the majority of the InterContinental brand is operated under franchise and management agreements. With 3,260 hotels, the Americas represented 78% of the Group’s hotels and 65% of the Group’s continuing operating profit before central costs and exceptional operating items during the year ended December 31, 2008. The key profit producing region is the United States, although IHG is also represented in each of Latin America, Canada, Mexico and the Caribbean.

EMEA

Comprising 675 hotels at the end of 2008, EMEA represented approximately 25% of the Group’s continuing operating profit before central costs and exceptional operating items during the year ended December 31, 2008. Profits are primarily generated from hotels in the United Kingdom, Continental European gateway cities and the Middle East portfolio.

Asia Pacific

Comprising 251 hotels as at December 31, 2008, Asia Pacific represents approximately 10% of the Group’s operating profit before central costs and exceptional operating items during the year ended December 31, 2008. The Chinese tourism market continues to grow, with the country due to become one of the world’s biggest tourist destinations within 10 years. As at December 31, 2008 the Group had 112 hotels in Greater China and a further 126 hotels in development.

Room Count and Pipeline

During 2008, the IHG Hotels global system (the number of hotels and rooms which are owned, leased, managed or franchised by the Group) increased by 237 hotels (34,757 rooms; 5.9%) to 4,186 hotels (619,851 rooms). Openings of 430 hotels (59,353 rooms) were driven, in particular, by continued expansion in the United States, the United Kingdom, the Middle East and China.

As in recent years, system size growth was driven by brands in the midscale limited service and extended stay segments, with Holiday Inn Express representing over 50% of the total net movement (124 hotels, 17,263 rooms) and, Staybridge Suites and Candlewood Suites combined representing approximately 30% of total net hotel growth. The youngest brand in the IHG portfolio, Hotel Indigo, continues to grow, with 11 hotels (1,201 rooms) added during 2008. In order to expand the Group’s global reach, brands established in the Americas have been launched in other regions, with the opening of Staybridge Suites hotels in Liverpool, England, and Cairo, Egypt, the opening of the Hotel Indigo London Paddington, England, and the signing of a management contract for a Hotel Indigo in Shanghai, China. As a consequence of the continued drive to increase quality through the removal of non-brand conforming hotels, the Holiday Inn hotel and room count showed a net decline (28 hotels, 7,008 rooms). This strategy is further supported by the worldwide brand relaunch of the Holiday Inn brand family, which entails the consistent delivery of best-in-class service and physical quality in all Holiday Inn and Holiday Inn Express hotels. At the year end 274 hotels were open under the updated signage and brand standards.

At the end of 2008, the IHG pipeline totaled 1,775 hotels (245,085 rooms). The IHG pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid, but are not yet open. Sometimes, a hotel will not open for reasons such as the financing being withdrawn. In the year, room signings across all regions of 98,886 rooms led to pipeline growth of 19,213 rooms. While signings were below the record level of 2007, the level of signings and pipeline growth demonstrates strong demand for the Group’s brands across all regions and represents a key driver of future profitability.

There are no assurances that all of the hotels in the pipeline will open. The construction, conversion and development of hotels is dependent upon a number of factors, including meeting brand standards, obtaining the necessary permits relating to construction and operation, the cost of constructing, converting and equipping such hotels and the ability to obtain suitable financing at acceptable interest rates. The supply of capital for hotel development in the United States and major economies may not continue at previous levels and consequently the system pipeline could decrease.

  Americas

The Americas hotel and room count grew by 180 hotels (17,631 rooms) to 3,260 hotels (426,490 rooms). The growth included openings of 332 hotels (38,198 rooms) including Holiday Inn Express openings of 170 hotels (15,547 rooms), representing 51% of all hotel openings in the Americas. A further addition to the system was the new Holiday Inn Club Vacations (one hotel, 2,412 rooms) which gives IHG its first presence in the timeshare market. The franchised business model continues to grow in the region, with franchised hotels contributing over 97% of net growth. Net growth also included removals of 152 hotels (20,567 rooms), with Holiday Inn hotels representing 55% (74% of rooms) of removals as the Group continued its efforts to improve quality and reinvigorate the brand.

The Americas pipeline continued at record growth levels and totaled 1,403 hotels (146,757 rooms) at December 31, 2008. During the year, 60,402 room signings were completed, compared with 75,279 room signings in 2007. Signing levels declined on the record level in 2007 as a result of lower real estate and construction activity amid the current economic outlook. Demand in the key midscale sector remained positive, representing 61% of hotel signings.

  EMEA

During 2008, EMEA hotel and room count increased by 24 hotels (7,147 rooms) to 675 hotels (116,707 rooms). The net room growth included the opening of 10,118 rooms (62 hotels), up 27% on 2007 resulting from hotels entering the system after the high signing levels in 2006 and 2007, and the removal of 38 hotels (2,971 rooms), including the removal of a portfolio of franchised Holiday Inn Express hotels in the United Kingdom. System growth was led by openings in the United Kingdom of 21 hotels (2,460 rooms). Further significant growth occurred in the Middle East, with 11 hotel openings (2,767 rooms), compared to four hotel openings (1,013 rooms) in 2007. Holiday Inn Express was the largest contributor of room openings, adding over 36% of the region’s total. Two new brands were introduced to the region during the year with the opening of the Staybridge Suites hotels in Liverpool, England, and Cairo, Egypt, and the Hotel Indigo London Paddington, England, which opened in December 2008.

The pipeline in EMEA decreased by 14 hotels, but increased by 975 rooms, to 173 hotels (33,864 rooms). The growth included 13,348 room signings, with continued strong demand for IHG brands in the Middle East, which accounted for 43% of the region’s room signings. Across the region, all brands recorded positive signing levels, with demand particularly focused in the midscale sector which represented 46% of room signings. The demand for the extended stay brand, Staybridge Suites, continued with signings in line with 2007, reflecting confidence from our owners in the extended stay model imported from the Americas region.

Asia Pacific

Asia Pacific hotel and room count increased by 33 hotels (9,979 rooms) to 251 hotels (76,654 rooms). The net growth included 31 hotels (9,806 rooms) in Greater China reflecting continued expansion in one of IHG’s strategic markets, including the opening of the Group’s 100th hotel in the People’s Republic of China, the Crowne Plaza Beijing Zhongguancun.

The pipeline in Asia Pacific increased by 42 hotels (12,638 rooms) to 199 hotels (64,464 rooms). Pipeline growth was again centered on the Greater China market with 70% of the region’s room signings. There was also significant demand in India, where signings more than doubled compared to 2007. From a brand perspective, Holiday Inn was the largest contributor to signings, with 39% of the region’s room signings.

FIGURE 4

	Hotels			Rooms
			Change			Change
Global hotel and room count at December 31	2008	2007	over 2007	2008	2007	over 2007

Analyzed by brand:
InterContinental	159	149	10	54,736	50,762	3,974
Crowne Plaza	342	299	43	93,382	83,170	10,212
Holiday Inn	1,353	1,381	(28)	249,691	256,699	(7,008)
Holiday Inn Express	1,932	1,808	124	173,794	156,531	17,263
Staybridge Suites	152	122	30	16,644	13,466	3,178
Candlewood Suites	204	158	46	20,641	16,825	3,816
Hotel Indigo	22	11	11	2,702	1,501	1,201
Holiday Inn Club Vacations	1	—	1	2,412	—	2,412
Other	21	21	—	5,849	6,140	(291)

Total	4,186	3,949	237	619,851	585,094	34,757

Analyzed by ownership type:
Owned and leased	16	18	(2)	5,644	6,396	(752)
Managed	585	539	46	148,240	134,883	13,357
Franchised	3,585	3,392	193	465,967	443,815	22,152

Total	4,186	3,949	237	619,851	585,094	34,757

FIGURE 5

	Hotels			Rooms
			Change			Change
Global pipeline at December 31	2008	2007	over 2007	2008	2007	over 2007

Analyzed by brand:
InterContinental	71	62	9	21,884	20,013	1,871
Crowne Plaza	133	118	15	41,469	36,362	5,107
Holiday Inn	387	365	22	64,261	56,945	7,316
Holiday Inn Express	719	712	7	70,270	70,142	128
Staybridge Suites	166	157	9	18,109	17,150	959
Candlewood Suites	242	207	35	21,790	18,605	3,185
Hotel Indigo	56	52	4	7,212	6,565	647
Other	1	1	—	90	90	—

Total	1,775	1,674	101	245,085	225,872	19,213

Analyzed by ownership type:
Owned and leased	1	—	1	185	—	185
Managed	300	247	53	87,941	71,814	16,127
Franchised	1,474	1,427	47	156,959	154,058	2,901

Total	1,775	1,674	101	245,085	225,872	19,213

Seasonality

Although the performance of individual hotels and geographic markets might be highly seasonal due to a variety of factors such as the tourist trade and local economic conditions, the geographical spread of the Group’s hotels in nearly 100 countries and the relative stability of the income stream from management and franchising activities, diminishes, to some extent, the effect of seasonality on the results of the Group.

Competition

The Group’s hotels compete with a wide range of facilities offering various types of lodging options and related services to the public. The competition includes several large and moderate sized hotel chains offering upper, mid and lower priced accommodation and also includes independent hotels in each of these market segments, particularly outside of North America where the lodging industry is much more fragmented. Major hotel chains which compete with the Group include Marriott International, Inc., Starwood Hotels & Resorts Worldwide, Inc., Choice Hotels International, Inc., Best Western International, Inc., Hilton Hotels Corporation, Wyndham Worldwide, Four Seasons Hotels Inc. and Accor S.A. The Group also competes with non-hotel options, such as timeshare offerings and cruises.

Key Relationships

The Group has major relationships with hotel owners and indirect relationships with suppliers.

The Group maintains effective relationships across all aspects of its operations. The Group’s operations are not dependent upon any single customer, supplier or hotel owner due to the extent of its brands, market segments and geographical coverage. For example, IHG’s largest third-party hotel owner controls less than 4% of the Group’s total room count.

The Group’s relationships with its suppliers will be changing as it places significant emphasis on revised procurement processes during 2009, partly in response to the macroeconomic environment. IHG believes there are significant opportunities for improving effectiveness and efficiency of its buying and sourcing arrangements and will be working with suppliers to realize these benefits.

To promote effective owner relationships, the Group’s management meets with owners on a regular basis. In addition, IHG has an important relationship with the IAHI — The Owners’ Association (“IAHI”). The IAHI is an independent worldwide association for owners of the Crowne Plaza, Holiday Inn, Holiday Inn Express, Hotel Indigo, Staybridge Suites and Candlewood Suites brands. IHG and the IAHI work together to support and facilitate the continued development of IHG’s brands and systems, with specific emphasis during 2008 on the relaunch of the Holiday Inn and Holiday Inn Express brands and the Group’s response to the economic downturn. Additionally, IHG and the IAHI began working together to develop and facilitate key Corporate Responsibility (“CR”) initiatives within the Group’s brands.

Many jurisdictions and countries regulate the offering of franchise agreements and recent trends indicate an increase in the number of countries adopting franchise legislation. As a significant percentage of the Group’s revenues is derived from franchise fees, the Group’s continued compliance with franchise legislation is important to the successful deployment of the Group’s strategy. This could be either positive in terms of opening up new markets such as China, or negative in terms of increased liability for IHG in franchised properties.

RevPAR

The following tables present RevPAR statistics for the years ended December 31, 2008 and 2007. RevPAR is a key performance indicator which measures underlying hotel revenue with year-on-year performance being measured by the RevPAR movement against the prior year.

Owned and leased, managed and franchised statistics are for comparable hotels, and include only those hotels in the IHG system as of December 31, 2008 and owned and leased, managed or franchised by the Group since January 1, 2007.

The comparison with 2007 is at constant US$ exchange rates.

	Owned & leased				Managed				Franchised
			Change vs				Change vs				Change vs
	2008	2007	2007		2008	2007	2007		2008	2007	2007

Americas
InterContinental
Occupancy	80.8%	80.9%	(0.1	)%pts	68.6%	70.8%	(2.2	)%pts	63.7%	63.2%	0.5	%pts
Average daily rate	$259.21	$257.53	0.7%		$184.03	$178.18	3.3%		$142.98	$135.40	5.6%
RevPAR	$209.35	$208.42	0.4%		$126.18	$126.18	0.0%		$91.14	$85.56	6.5%
Crowne Plaza
Occupancy	—	—	—		70.5%	72.4%	(1.9	)%pts	60.6%	63.0%	(2.4	)%pts
Average daily rate	—	—	—		$120.31	$115.52	4.1%		$112.07	$109.15	2.7%
RevPAR	—	—	—		$84.86	$83.58	1.5%		$67.96	$68.76	(1.2)%
Holiday Inn
Occupancy	70.0%	72.4%	(2.4	)%pts	69.4%	68.3%	1.1	%pts	60.2%	63.3%	(3.1	)%pts
Average daily rate	$111.00	$105.01	5.7%		$111.34	$107.42	3.6%		$99.79	$96.84	3.0%
RevPAR	$77.71	$76.02	2.2%		$77.28	$73.34	5.4%		$60.07	$61.26	(1.9)%
Holiday Inn Express
Occupancy	—	—	—		77.8%	75.8%	2.0	%pts	65.3%	67.9%	(2.6	)%pts
Average daily rate	—	—	—		$156.37	$148.58	5.2%		$99.75	$95.37	4.6%
RevPAR	—	—	—		$121.71	$112.67	8.0%		$65.13	$64.72	0.6%
Staybridge Suites
Occupancy	72.5%	73.7%	(1.2	)%pts	73.7%	74.2%	(0.5	)%pts	71.4%	71.5%	(0.1	)%pts
Average daily rate	$103.24	$100.56	2.7%		$112.30	$109.31	2.7%		$103.88	$101.83	2.0%
RevPAR	$74.83	$74.12	1.0%		$82.79	$81.12	2.1%		$74.19	$72.83	1.9%
Candlewood Suites
Occupancy	—	—	—		71.4%	74.4%	(3.0	)%pts	67.4%	65.8%	1.6	%pts
Average daily rate	—	—	—		$71.80	$69.94	2.7%		$72.77	$71.83	1.3%
RevPAR	—	—	—		$51.24	$52.01	(1.5)%		$49.06	$47.30	3.7%
Hotel Indigo
Occupancy	—	—	—		67.5%	68.4%	(0.9	)%pts	60.3%	55.0%	5.3	%pts
Average daily rate	—	—	—		$141.66	$142.78	(0.8)%		$110.46	$106.34	3.9%
RevPAR	—	—	—		$95.56	$97.72	(2.2)%		$66.56	$58.53	13.7%

	Owned & leased				Managed				Franchised
			Change vs				Change vs				Change vs
	2008	2007	2007		2008	2007	2007		2008	2007	2007

EMEA
InterContinental
Occupancy	74.3%	81.7%	(7.4	)%pts	67.7%	66.9%	0.8	%pts	60.1%	63.4%	(3.3	)%pts
Average daily rate	$476.45	$470.48	1.3%		$181.90	$165.51	9.9%		$317.57	$269.56	17.8%
RevPAR	$354.22	$384.37	(7.8)%		$123.17	$110.65	11.3%		$190.94	$170.82	11.8%
Crown Plaza
Occupancy	—	—	—		78.0%	79.7%	(1.7	)%pts	67.5%	69.2%	(1.7	)%pts
Average daily rate	—	—	—		$190.65	$174.52	9.2%		$157.48	$148.99	5.7%
RevPAR	—	—	—		$148.68	$139.02	6.9%		$106.33	$103.05	3.2%
Holiday Inn
Occupancy	—	—	—		73.0%	73.3%	(0.3	)%pts	65.5%	67.4%	(1.9	)%pts
Average daily rate	—	—	—		$142.96	$140.23	1.9%		$129.65	$123.82	4.7%
RevPAR	—	—	—		$104.37	$102.79	1.5%		$84.89	$83.45	1.7%
Holiday Inn Express
Occupancy	68.4%	72.5%	(4.1	)%pts	63.4%	67.3%	(3.9	)%pts	71.8%	72.9%	(1.1	)%pts
Average daily rate	$102.64	$85.73	19.7%		$100.49	$90.69	10.8%		$116.39	$112.51	3.4%
RevPAR	$70.20	$62.15	13.0%		$63.74	$61.00	4.5%		$83.54	$82.00	1.9%

	Owned & leased				Managed				Franchised
			Change vs				Change vs				Change vs
	2008	2007	2007		2008	2007	2007		2008	2007	2007

Asia Pacific
InterContinental
Occupancy	69.0%	69.9%	(0.9	)%pts	71.2%	74.7%	(3.5	)%pts	66.0%	73.2%	(7.2	)%pts
Average daily rate	$408.50	$375.91	8.7%		$180.30	$170.54	5.7%		$222.69	$197.79	12.6%
RevPAR	$281.74	$262.85	7.2%		$128.43	$127.33	0.9%		$146.92	$144.85	1.4%
Crowne Plaza
Occupancy	—	—	—		70.2%	73.4%	(3.2	)%pts	79.8%	81.2%	(1.4	)%pts
Average daily rate	—	—	—		$110.52	$103.36	6.9%		$119.85	$118.74	0.9%
RevPAR	—	—	—		$77.59	$75.83	2.3%		$95.59	$96.39	(0.8)%
Holiday Inn
Occupancy	84.3%	76.7%	7.6%		67.4%	71.3%	(3.9	)%pts	70.6%	73.2%	(2.6	)%pts
Average daily rate	$138.86	$135.13	2.8%		$93.30	$84.98	9.8%		$86.83	$79.63	9.0%
RevPAR	$117.01	$103.71	12.8%		$62.90	$60.56	3.9%		$61.32	$58.32	5.1%
Holiday Inn Express
Occupancy	—	—	—		67.4%	64.1%	3.3	%pts	59.8%	55.4%	4.4	%pts
Average daily rate	—	—	—		$60.06	$58.23	3.1%		$56.20	$54.78	2.6%
RevPAR	—	—	—		$40.49	$37.30	8.6%		$33.60	$30.34	10.7%
Other
Occupancy	—	—	—		73.0%	78.9%	(5.9	)%pts	72.2%	75.1%	(2.9	)%pts
Average daily rate	—	—	—		$123.31	$127.92	(3.6)%		$93.26	$92.90	0.4%
RevPAR	—	—	—		$90.04	$100.92	(10.8)%		$67.29	$69.73	(3.5)%

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

TRADEMARKS

Group companies own a substantial number of service brands and product brands upon which it is dependent and the Group believes that its significant trademarks are protected in all material respects in the markets in which it currently operates.

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

Six Continents Limiteda

Hotel Inter-Continental London Limiteda

Six Continents Hotels, Inc.b

Inter-Continental Hotels Corporationb

Barclay Operating Corporationb

InterContinental Hotels Group Resources, Inc.b

InterContinental Hong Kong Limitedc

Société Nouvelle du Grand Hotel SAd

(a)	Incorporated in Great Britain and registered in England and Wales.

(b)	Incorporated in the United States.

(c)	Incorporated in Hong Kong.

(d)	Incorporated in France.

PROPERTY, PLANT AND EQUIPMENT

Group companies own and lease properties throughout the world, principally hotels but also offices. The table below analyzes the net book value of the Group’s property, plant and equipment (excluding assets classified as held for sale) at December 31, 2008. Approximately 40% of the properties by value were directly owned, with 55% held under leases having a term of 50 years or longer.

	Europe,
	the Middle East
Net book value as at December 31, 2008	and Africa	Americas	Asia Pacific	Total
	($ million)

Land and buildings	532	415	319	1,266
Fixtures, fittings and equipment	171	151	96	418

	703	566	415	1,684

Approximately 90% of the net book value relates to the top five owned and leased hotels (in terms of value) of a total of 16 hotels, including $192 million relating to assets held under finance leases.

At December 31, 2008, an impairment charge of $12 million was recorded in respect of a North American hotel and arises from year-end value in use calculations taking into account the current economic climate.

The net book value includes assets in the course of construction of $41 million and contracts placed for expenditure on property, plant and equipment not included in the financial statements at December 31, 2008 of $40 million.

ENVIRONMENT

IHG understands its responsibility to respect the environment and manage its impact for the benefit of the communities in which it operates, and is committed to taking an active stance on environment and community issues in order to drive increased value for IHG, owners and guests.

As IHG pursues its strategic growth and continues to develop its environmental practice, the Group aims to minimize negative effects on the environment. The Group is committed to providing updated information to stakeholders on:

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

The Group accepts that there are actions that hotel operators can take to minimize travel and tourism’s negative effects still further. The following new initiatives were launched in 2008:

•	implementation of systems in all our owned and managed hotels to track the consumption of energy and water as well as waste;

•	development of the Green Engage energy management system (patent pending);

•	extensive consumer research to quantify ‘green’ opportunity with consumers; and

•	refinement of the Group’s corporate responsibility approach.

Green Engage is an industry-leading educational and measurement system which enables owners, operators and managers to make environmentally friendly and sustainable improvements to the design, construction and operation of their hotels.

IHG will continue to concentrate its efforts on supporting local communities and seek to develop protocols to assess the responsible management of its supply chain.

IHG has developed a more integrated Corporate Responsibility (“CR”) strategy and created a global team, representing all parts of the business, to manage the CR agenda and to develop detailed future plans. In February 2009 a new committee of the IHG Board was established to advise the Board on matters relating to CR.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

Business and Overview

InterContinental Hotels Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites, Candlewood Suites, Hotel Indigo, and the Holiday Inn brand extension, Holiday Inn Club Vacations with 4,186 franchised, managed, owned and leased hotels and 619,851 guest rooms in nearly 100 countries as at December 31, 2008. The Group also manages the hotel loyalty program, Priority Club Rewards.

The Group’s revenue and earnings are derived from hotel operations, which include operation of the Group’s owned hotels, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and franchise and other fees paid under franchise agreements.

Operational Performance

For the year ended December 31, 2008, the Group reported growth in all regions at the revenue and operating profit lines for continuing operations. The growth in revenues was driven by RevPAR gains in EMEA and Asia Pacific, continued expansion in China and the Middle East and the first full year of trading at the re-opened InterContinental London Park Lane.

The performance of the Group is evaluated primarily on a regional basis. The regional operations are split by business model: franchise agreement, management contract, and owned and leased operations. All three income types are affected by occupancy and room rates achieved by hotels, the ability to manage costs and the change in the number of available rooms through acquisition, development and disposition. Results are also impacted by economic conditions and capacity. The Group’s segmental results are shown before exceptional operating items, interest expense, interest income and income taxes.

The Group believes the period-over-period movement in RevPAR to be a meaningful indicator for the performance of the business.

CRITICAL ACCOUNTING POLICIES

The preparation of the Group’s Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and costs and expense during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those relating to revenue recognition, bad debts, investments, property, plant and equipment, goodwill and intangible assets, income taxes, guest program liability, self insurance claims payable, restructuring costs, retirement benefits and contingencies and litigation.

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

Revenue recognition

Revenue is derived from the following sources: owned and leased properties; management fees; franchise fees and other revenues which are ancillary to the Group’s operations, including technology fee income.

Generally, revenue represents sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business and recognized when services have been rendered. The following is a description of the composition of revenues of the Group.

Owned and leased — primarily derived from hotel operations, including the rental of rooms and food and beverage sales from owned and leased hotels operated under the Group’s brand names. Revenue is recognized when rooms are occupied and food and beverages are sold.

Management fees — earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotel’s profitability or cash flows. Revenue is recognized when earned and realized or realizable under the terms of the contract.

Franchise fees — received in connection with the license of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of room revenue. Revenue is recognized when earned and realized or realizable under the terms of the agreement.

The Group participates in three funds established to collect and administer assessments from hotel owners for specific use in marketing, the Priority Club loyalty program and the global reservations system. The Group acts on behalf of hotel owners with regard to the funds and all assessments are designated for specific purposes and result in no profit for the Group. Accordingly, the revenues, expenses and cash flows of the funds are not included in the Consolidated Income Statement or Consolidated Cash Flow Statement.

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

During 2008, the Group recognized total impairment charges of $96 million across three asset categories as follows:

•	Property, plant and equipment — $12 million in respect of a North American hotel;

•	Goodwill — $63 million relating to the Americas managed operations cash-generating unit; and

•	Intangible assets — $21 million relating to capitalized management contracts in the EMEA region.

Income taxes

The Group provides for deferred tax in accordance with IAS 12 “Income Taxes” in respect of temporary differences between the tax base and carrying value of assets and liabilities including accelerated capital allowances, unrelieved tax losses, unremitted profits from overseas where the Group does not control remittance, gains rolled over into replacement assets, gains on previously revalued properties and other short- term temporary differences. Deferred tax assets are recognized to the extent that it is regarded as probable that the deductible temporary differences can be realized. The Group estimates deferred tax assets and liabilities based on current tax laws and rates, and in certain cases, business plans, including management’s expectations regarding the manner and timing of recovery of the related assets. Changes in these estimates may affect the amount of deferred tax liabilities or the valuation of deferred tax assets.

Accruals for tax contingencies require judgments on the expected outcome of tax exposures which may be subject to significant uncertainty, and therefore the actual results may vary from expectations resulting in adjustments to contingencies and cash tax settlements.

Loyalty program

The hotel loyalty program, Priority Club Rewards enables members to earn points, funded through hotel assessments, during each stay at an InterContinental Hotels Group hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using eventual redemption rates determined by actuarial methods and points values. The future redemption liability amounted to $471 million at December 31, 2008.

Pensions and other post-employment benefit plans

Accounting for pensions and other post-employment benefit plans requires the Group to make assumptions including, but not limited to, future asset returns, discount rates, rates of inflation, life expectancies and health care costs. The use of different assumptions, in any of the above calculations, could have a material effect on the accounting values of the relevant assets and liabilities which could result in a material change to the cost of such liabilities as recognized in the income statement over time. These assumptions are subject to periodic review. A sensitivity analysis to changes in various assumptions is included in Note 3 of Notes to the Consolidated Financial Statements.

OPERATING RESULTS

Accounting Principles

The following discussion and analysis is based on the Consolidated Financial Statements of the Group, which are prepared in accordance with IFRS.

For the year ended December 31, 2008 the results include exceptional items totaling a net charge of $85 million (2007 net credit of $152 million, 2006 net credit of $447 million). For comparability of the periods presented, some performance indicators in this Operating and Financial Review and Prospects discussion have been calculated after eliminating these exceptional items. Such indicators are prefixed with “adjusted”. An analysis of exceptional items is included in Note 5 of Notes to the Consolidated Financial Statements.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	($ million)

GROUP RESULTS
Revenue:
Continuing operations	1,854	1,771	1,446
Discontinued operations	43	79	319

Total revenue	1,897	1,850	1,765

Operating profit before exceptional operating items:
Continuing operations	535	474	367
Discontinued operations	14	17	57

Total operating profit before exceptional operating items	549	491	424
Exceptional operating items	(132)	60	48

Operating profit	417	551	472
Net financial expenses	(101)	(90)	(20)

Profit before tax	316	461	452
Tax	(59)	(30)	76

Profit after tax	257	431	528
Gain on disposal of assets, net of tax	5	32	226

Profit available for the year	262	463	754

Earnings per ordinary share:
Basic	91.3¢	144.7¢	193.8¢
Adjusted	120.9¢	97.2¢	78.9¢
Adjusted — continuing operations	117.8¢	93.8¢	69.7¢

Year ended December 2008 compared with year ended December 2007

On May 30, 2008, IHG announced its intention to change its reporting currency from sterling to US dollars reflecting the profile of its revenue and operating profit, which are primarily generated in US dollars or US dollar-linked currencies. This change was first introduced in the interim results for the six months to June 30, 2008, and these financial statements are IHG’s first annual financial statements to be presented in US dollars and all comparative information has been restated accordingly.

Revenue from continuing operations increased by 4.7% to $1,854 million and continuing operating profit before exceptional items increased by 12.9% to $535 million during the 12 months ended December 31, 2008.

Included in these results is $33 million of liquidated damages received by the Group in 2008 in respect of the settlement of two management contracts and two franchise contracts, including one portfolio franchise contract. Excluding these, revenue and operating profit before exceptional items from continuing operations increased by 2.8% and 5.9% respectively.

Including discontinued operations, total revenue increased by 2.5% to $1,897 million while operating profit before exceptional items increased by 11.8% to $549 million. Discontinued operations included the results of owned and leased hotels that have been disposed of since January 1, 2007, or those classified as held for sale as part of the asset disposal program that commenced in 2003.

The average US dollar exchange rate to sterling strengthened during 2008 (2008 $1:£0.55, 2007 $1:£0.50). Translated at constant currency, applying 2007 exchange rates, continuing revenue increased by 4.3% and continuing operating profit increased by 10.3%.

Exceptional operating items

Exceptional operating costs of $132 million consisted of:

•	$35 million in relation to the Holiday Inn relaunch;

•	$19 million of cost savings-related severance costs;

•	$96 million of non-cash asset impairment reflecting the poorer trading environment expected in 2009; and

•	other items including gains on asset sales, which netted to an $18 million credit

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per share in order to provide a more meaningful comparison of performance.

Net financial expenses

Net financial expenses increased from $90 million in 2007 to $101 million in 2008. Average net debt levels in 2008 were higher than 2007 primarily as a result of the payment of the special dividend of £709 million in June 2007. Net debt levels remained stable in the first half of 2008, reducing slightly in the second half of the year.

Financing costs included $12 million (2007 $21 million) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded. Financing costs in 2008 also included $18 million (2007 $18 million) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items, was 23% (2007 22%). By also excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 39% (2007 36%). This rate is higher than the UK statutory rate of 28% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totaled a credit of $42 million (2007 $60 million) in respect of continuing operations. This represented, primarily, the release of exceptional provisions relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired, together with tax relief on exceptional costs.

Net tax paid in 2008 totaled $2 million (2007 $138 million) including $3 million (2007 $64 million) in respect of disposals. Tax paid is lower than the current period income tax charge, primarily due to the receipt of refunds in respect of prior years, together with provisions for tax for which no payment of tax has currently been made.

Earnings per share

Basic earnings per share in 2008 was 91.3 cents, compared with 144.7 cents in 2007. Adjusted earnings per share was 120.9 cents, against 97.2 cents in 2007. Adjusted continuing earnings per share was 117.8 cents up 25.6% from 2007.

Highlights for the year ended December 31, 2008

The following is a discussion of the year ended December 31, 2008 compared with the year ended December 31, 2007.

Continuing Hotels Results

	Year ended	Year ended
	December 31,	December 31,
	2008	2007	Change
	($ million)%

Revenue:
Americas	920	902	2.0
EMEA	518	492	5.3
Asia Pacific	290	260	11.5
Central	126	117	7.7

	1,854	1,771	4.7

Operating profit before exceptional operating items:
Americas	451	440	2.5
EMEA	171	134	27.6
Asia Pacific	68	63	7.9
Central	(155)	(163)	4.9

	535	474	12.9

Revenue from continuing operations increased by 4.7% to $1,854 million and continuing operating profit before exceptional items increased by 12.9% to $535 million during the 12 months ended December 31, 2008. The growth in revenues was driven by RevPAR gains in EMEA and Asia Pacific, continued expansion in China and the Middle East and the first full year of trading at the re-opened InterContinental London Park Lane. Growth was achieved in all regions in the first three quarters of the year however, the worldwide financial crisis had a significant impact on results in the final quarter. In the fourth quarter, RevPAR declined sharply across the Group falling by 6.5% globally, although the Group’s brands continued to outperform their segments in all key markets. Strong revenue conversion led to a 2.1 percentage point increase in the continuing operating profit margin to 28.9%.

Americas

Continuing Americas Results

	Year ended	Year ended
	December 31,	December 31,
	2008	2007	Change
	($ million)%

Revenue:
Owned and leased	257	257	—
Managed	168	156	7.7
Franchised	495	489	1.2

	920	902	2.0

Operating profit before exceptional operating items:
Owned and leased	41	40	2.5
Managed	51	41	24.4
Franchised	426	425	0.2

	518	506	2.4
Regional overheads	(67)	(66)	(1.5)

Total	451	440	2.5

Revenue and operating profit before exceptional items from continuing operations increased by 2.0% to $920 million and 2.5% to $451 million respectively. Including discontinued operations, revenue decreased by 0.1%

while operating profit before exceptional items increased by 2.0%. Included in these results is the receipt of $13 million liquidated damages for one management contract.

As a result of sharp falls in occupancy, RevPAR declined across all ownership types in the fourth quarter. In the full year, the region achieved RevPAR growth across the owned and managed estates, however RevPAR declined marginally across the franchised portfolio. In the United States, for comparable hotels, all brands achieved premiums in RevPAR growth relative to their applicable market segment.

Continuing owned and leased revenue remained flat on 2007 at $257 million. Operating profit increased by 2.5% to $41 million. Underlying trading was driven by RevPAR growth of 0.8%, with RevPAR growth in the InterContinental brand of 0.4%. The results were positively impacted by trading at the InterContinental Mark Hopkins, San Francisco, driven by robust RevPAR growth. The InterContinental New York was affected by a downturn in the market as a result of the global financial crisis, adversely impacting revenue and operating profit at the hotel.

Managed revenues increased by 7.7% to $168 million during the year, boosted by the receipt of $13 million in liquidated damages for one hotel that had not commenced trading. Excluding these liquidated damages, managed revenues decreased by 0.6% to $155 million. Growth remained strong in the Latin America region, where rate-led RevPAR growth exceeded 15%. Offsetting this was a fall in revenues from hotels in the US, driven by RevPAR declines in the fourth quarter.

Managed operating profit increased by 24.4% to $51 million. The $10 million increase in profit principally reflects the $13 million receipt of liquidated damages. Excluding this receipt, the managed estate experienced a $3 million fall in operating profit. While the performance in Latin America resulted in growth in operating profit, this was more than offset by a decline in operating profit in the United States due to a fall in occupancy rates, and a small guarantee payment for a newly opened hotel. Additional revenue investment was made to support operational standards in the region. Total operating profit margin in the managed estate increased by 4.1 percentage points to 30.4%.

Results from managed operations include revenues of $88 million (2007 $86 million) and operating profit of $6 million (2007 $6 million) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts. Excluding the results from these hotels and the $13 million liquidated damages, operating profit margin in the managed estate decreased by 2.2 percentage points to 47.8%.

Franchised revenue and operating profit increased by 1.2% to $495 million and 0.2% to $426 million respectively, compared to 2007. The increase was driven by increased royalty fees as a result of net room count growth of 4.6%. Fees associated with signings and conversions declined as a result of lower real estate activity, due to the adverse impact of the global financial crisis, and lower liquidated damages collected on hotels exiting the system.

Regional overheads were relatively flat on 2007.

Europe, Middle East and Africa

Continuing EMEA Results

	Year ended	Year ended
	December 31,	December 31,
	2008	2007	Change
	($ million)%

Revenue:
Owned and leased	240	244	(1.6)
Managed	168	167	0.6
Franchised	110	81	35.8

	518	492	5.3

Operating profit before exceptional operating items:
Owned and leased	45	33	36.4
Managed	95	87	9.2
Franchised	75	58	29.3

	215	178	20.8
Regional overheads	(44)	(44)	—

Total	171	134	27.6

Revenue and operating profit before exceptional items from continuing operations increased by 5.3% to $518 million and 27.6% to $171 million respectively. Including discontinued operations, revenue increased by 1.8% while operating profit before exceptional items increased by 26.7%. Included in these results were liquidated damages of $9 million relating to one management contract and $7 million for a portfolio of franchised hotels settled during the year.

During the year, the region achieved RevPAR growth of 3.6% driven by gains across all brands operated under managed and franchise contracts. From a regional perspective, RevPAR growth in the Middle East was extremely strong at 20.2%, while smaller growth was experienced in Continental Europe. The region’s continuing operating profit margin increased by 5.8 percentage points to 33.0%. Excluding the two liquidated damages settlements, the margin on continuing operations grew 3.7 percentage points reflecting economies of scale in the managed business and strong revenue conversion at the InterContinental London Park Lane.

In the owned and leased estate, continuing revenue decreased by 1.6% to $240 million as a result of the expiry of a hotel lease in Continental Europe. The InterContinental London Park Lane, which had its first full year of trading since re-opening after refurbishment in 2007, grew strongly in revenues to a market leading position (source: STR). The InterContinental Le Grand Paris experienced tougher trading conditions leading to a RevPAR decline at the hotel. Strong revenue conversion at the InterContinental London Park Lane contributed to the continuing owned and leased operating profit increase of $12 million to $45 million.

EMEA managed revenue increased by 0.6% to $168 million and operating profit increased by 9.2% to $95 million, driven by the receipt of $9 million in liquidated damages relating to the renegotiation of a management contract, which remains in the system. Excluding these liquidated damages, revenue and operating profit declined 4.8% and 1.1% respectively in 2008, as a result of mixed trading conditions in the region. Growth in the Middle East continued through the addition of new rooms and strong RevPAR growth of 20.2%. Offsetting this was a reduced contribution from a portfolio of managed hotels in the United Kingdom. A reduction in the fees associated with signing hotels to the pipeline further impacted the operating profit in the region.

Franchised revenue and operating profit increased by 35.8% to $110 million and 29.3% to $75 million respectively. The growth was principally driven by room count expansion and RevPAR growth in Continental Europe, with Germany and Russia showing RevPAR growth of 3.9% and 8.6% respectively. The region further benefited from the receipt of $7 million of liquidated damages relating to the removal of a portfolio of Holiday Inn Express hotels in the United Kingdom.

Regional overheads were in line with 2007, with a $2 million increase in costs associated with the new head office offset through further efficiencies in sales and marketing activities.

Asia Pacific

Continuing Asia Pacific Results

	Year ended	Year ended
	December 31,	December 31,
	2008	2007	Change
	($ million)%

Revenue:
Owned and leased	159	145	9.7
Managed	113	99	14.1
Franchised	18	16	12.5

	290	260	11.5

Operating profit before exceptional operating items:
Owned and leased	43	36	19.4
Managed	55	46	19.6
Franchised	8	6	33.3

	106	88	20.5
Regional overheads	(38)	(25)	(52.0)

Total	68	63	7.9

Asia Pacific revenue and operating profit before exceptional items increased by 11.5% to $290 million and 7.9% to $68 million respectively.

The region achieved strong RevPAR growth across all brands, with the strongest growth in the owned and leased portfolio, and continued its strategic expansion in China. Good profit growth was achieved, although the continuing operating profit margin declined by 0.8 percentage points to 23.4% as a result of further investment to support expansion.

In the owned and leased estate, revenue increased by 9.7% to $159 million as RevPAR growth continued at the InterContinental Hong Kong despite a slowdown during the fourth quarter. The hotel’s revenue growth combined with profit margin gains drove the estate’s operating profit growth of 19.4% to $43 million.

Managed revenue increased by 14.1% to $113 million as a result of the increased room count in Greater China and comparable RevPAR growth of 10.7% in Beijing boosted by the Olympic period. Further strong growth occurred in South East Asia with RevPAR growth of 9.9% in the region, and the joint venture with All Nippon Airways (“ANA”) further increased revenues. Operating profit increased by 19.6% to $55 million as revenue gains were partially offset by continued infrastructure investment in China and Southern Asia.

Franchised revenues increased from $16 million to $18 million driven by the receipt of $4 million of liquidated damages relating to the settlement of one franchise contract in the region. Excluding this receipt, operating profit declined by $2 million, primarily as a result of reduced fee income in India due to the removal of non-brand compliant hotels.

After a further $5 million of the previously announced $10 million investment to support the launch of the ANA Crowne Plaza brand in Japan and the non-recurrence of a $2 million favourable legal settlement in 2007, Asia Pacific regional overheads increased by $6 million to support the rapid growth in the region.

Central

	Year ended	Year ended
	December 31,	December 31,
	2008	2007	Change
	($ million)%

Revenue	126	117	7.7
Gross central costs	(281)	(280)	(0.4)

Net central costs	(155)	(163)	4.9

During 2008, net central costs reduced by 4.9% from $163 million to $155 million due to the receipt of a favourable $3 million insurance settlement and the impact of weaker sterling.

System Funds

	Year ended	Year ended
	December 31,	December 31,
	2008	2007	Change
	($ million)%

Assessments	990	930	6.5

Hotels operated under the Group’s brands are, pursuant to terms within their contracts, subject to cash assessments for brand marketing, reservations systems and Priority Club membership stays. These assessments, typically based upon room revenue, are pooled within the system funds for the collective benefit of all hotels by brand or geography. The assessments are used for revenue generating activities including the costs of call centers, frequency program points, websites, sales teams, advertising and brand development and affiliate marketing programs.

The Group acts on behalf of hotel owners with regard to the funds and all assessments are designated for specific purposes and result in no profit for the Group. Accordingly, the revenues, expenses and cash flows of the funds are not included in the Consolidated income statement or Consolidated cash flow statement. The funds are planned to operate at break even with any short-term timing surplus or deficit carried on IHG’s balance sheet within working capital. The Owner’s Association, the IAHI, endorses the budgeted spend of the funds and provides a governance overview of the operation of the funds.

In the year to December 31, 2008, system fund assessments increased by 6.5% to $990 million primarily as a result of the growth in system size and affiliate marketing programs.

Highlights for the year ended December 31, 2007

The following is a discussion of the year ended December 31, 2007 compared with the year ended December 31, 2006.

Group results

Revenue from continuing operations increased by 22.5% to $1,771 million and continuing operating profit increased by 29.2% to $474 million during the year ended December 31, 2007. The growth was driven by strong underlying RevPAR gains across all regions, hotel expansion in key markets and profit uplift from owned and leased assets. Furthermore, strong revenue conversion led to a 1.4 percentage point increase in continuing operating profit margins to 26.8%.

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

Continuing owned and leased revenue increased by 33.9% to $257 million and operating profit increased by 81.8% to $40 million. Positive underlying trading was driven by RevPAR growth of 9.7%, led by the InterContinental brand with growth of 10.6%. The results were favorably impacted by trading performance at the InterContinental Boston which became fully operational during the first half of the year (year-on-year profit increase of $11 million) and trading at the InterContinental New York where robust market conditions lifted average occupancy levels to over 90%.

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

Managed operating profit decreased by 18.0% to $41 million, including $6 million (2006 $9 million) from managed properties held as operating leases. The decline in profit principally reflects increased revenue investment to support growth in contract signings, the impact of fewer hotels under management contracts following the restructuring of the FelCor agreement in 2006, foreign exchange losses in Latin America and lower ancillary revenues together with higher costs at one of the hotels held as an operating lease. These items reduced operating profit margins in the managed estate by 8.7 percentage points to 26.3% and reduced continuing operating profit margins in the region by 2.0 percentage points to 48.8%.

Franchised revenue and operating profit increased by 10.4% to $489 million and 11.3% to $425 million respectively, compared to 2006. The increase was driven by RevPAR growth of 5.8%, net room count growth of 4.0% and fees associated with growth in signings.

Regional overheads were affected positively in 2006 by lower claims in the Group-funded employee healthcare program. Excluding this, regional overheads were in line with the prior period.

Europe, Middle East and Africa

Revenue and operating profit from continuing operations increased by 35.5% to $492 million and 94.2% to $134 million, respectively.

During the year, the region achieved RevPAR growth of 8.6% driven by substantial gains across all brands and ownership types. From a regional perspective, RevPAR levels benefited from the positive market conditions in the Middle East, France and the United Kingdom. The region’s continuing operating profit margins increased by 8.2 percentage points to 27.2% as a result of improved revenue conversion in the owned and leased portfolio and increased scalability in the franchised operations.

In the owned and leased estate, continuing revenue increased by 44.4% to $244 million as a result of trading at the InterContinental London Park Lane which became fully operational during the first half of 2007, together with strong rate-led RevPAR growth at the InterContinental Paris Le Grand. Effective revenue conversion led to an increase in continuing operating profit of $40 million to $33 million, including operating profit growth of $27 million at the InterContinental London Park Lane.

EMEA managed revenues increased by 27.5% to $167 million and operating profit increased by 27.9% to $87 million. The growth was driven by management contracts negotiated in 2006 as part of the hotel disposal program in Europe and strong underlying trading in markets such as the Middle East, the United Kingdom, Spain and Russia.

Franchised revenue and operating profit increased by 28.6% to $81 million and 31.8% to $58 million respectively. The growth was principally driven by RevPAR gains and room count expansion in the United Kingdom and Continental Europe.

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

Franchised revenues doubled from $8 million to $16 million, primarily driven by hotels in the IHG ANA joint venture. Similar to the managed operations, growth in profitability was impacted by ANA integration and ongoing costs.

Regional overheads increased by $2 million to $25 million primarily as a result of investments in technology and corporate infrastructure in China and Japan and included the favourable impact of a legal settlement.

Central

During 2007, net central costs increased by $14 million to $163 million.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Group is financed by a $2.1 billion Syndicated Facility of which $0.5 billion expires in November 2010 and $1.6 billion expires in May 2013. Short-term borrowing requirements are met from drawings under bilateral bank facilities.

At December 31, 2008, gross debt was $1,355 million. The currency denomination of gross debt, after derivative transactions, was $152 million of sterling denominated borrowings, $224 million of euro denominated borrowings, $889 million of US dollar denominated borrowings and $90 million of borrowings denominated in other currencies mainly Hong Kong dollars.

At December 31, 2008, committed bank facilities amounted to $2,107 million of which $946 million were unutilized. Uncommitted facilities totaled $25 million. In the Group’s opinion, the available facilities are sufficient for the Group’s present requirements.

The Group also held short-term deposits and investments at December 31, 2008 amounting to $82 million. Credit risk on treasury transactions is minimized by operating a policy on investment of surplus funds that generally restricts counterparties to those with an A credit rating or better or those providing adequate security. Limits are also set on the amounts invested with individual counterparties. Notwithstanding that counterparties must have an A credit rating or better, during periods of significant financial market turmoil, counterparty exposure limits are significantly reduced and counterparty credit exposure reviews are broadened to include the relative placing of credit default swap pricings. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

Details of exchange and interest rate risk and financial instruments are disclosed in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Cash From Operating Activities

Net cash from operating activities totaled $641 million for the year ended December 31, 2008 (2007 $465 million).

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

Cash From Investing Activities

Net cash outflows from investing activities totaled $25 million (2007 $39 million) comprising proceeds (net of tax paid) from the disposal of hotels and investments of $83 million (2007 $147 million) and capital expenditure of $108 million (2007 $186 million).

Cash Used in Financing Activities

Net cash used in financing activities totaled $591 million (2007 $663 million). Cash outflows associated with shareholder returns in 2008 totaled $257 million and included $139 million of share repurchases. Borrowings decreased by $316 million.

As of December 31, 2008, the Group had committed contractual capital expenditure of $40 million. Contracts for expenditure on fixed assets are not authorized by the directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.

Off-Balance Sheet Arrangements

As at December 31, 2008, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

The Group had the following contractual obligations outstanding as of December 31, 2008:

	Total amounts	Less than			After
	committed	1 year	1-3 Years	3-5 years	5 years
	($ million)

Long-term debt(i)	1,153	5	502	646	—
Finance lease obligations(ii)	3,460	16	32	32	3,380
Operating lease obligations	548	56	97	73	322
Agreed pension scheme contributions	28	28	—	—	—
Capital contracts placed	40	40	—	—	—

	5,229	145	631	751	3,702

(i)	Repayment period classified according to the related facility maturity date.

(ii)	Represents the minimum lease payments related to the 99 year lease on the InterContinental Boston.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees was $249 million at December 31, 2008 (2007 $243 million). It is the view of the Directors that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such guarantees are not expected to result in material financial loss to the Group.

As of December 31, 2008, the Group had outstanding letters of credit of $42 million (2007 $62 million) mainly relating to self-insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2008, the Group was a guarantor of loans which could amount to a maximum exposure of $46 million (2007 $49 million).

The Group has given warranties in respect of the disposal of certain of its former subsidiaries and hotels. It is the view of the Directors that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such warranties are not expected to result in material financial loss to the Group.

Pension Plan Commitments

The Group operates the following material defined benefits plans: the InterContinental Hotels UK Pension Plan and, in the United States, the InterContinental Hotels Pension Plan and the InterContinental Hotels non-qualified plans.

The InterContinental Hotels UK Pension Plan was established with effect from April 1, 2003. On an IAS 19 “Employee Benefits” basis, at December 31, 2008 the Plan had a surplus of $37 million. The defined benefits section of this Plan is generally closed to new members. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime allowance; at December 31, 2008, these arrangements had an IAS 19 deficit of $34 million. In 2009, the Group expects to make regular contributions to the UK pension plan of £6 million. In addition, the Group funded the payment of enhanced transfer values to certain deferred members at a cost of £10 million on January 23, 2009.

The US-based plans are closed to new members and pensionable service no longer accrues for current employee members. On an IAS 19 basis, at December 31, 2008 the plans had a combined deficit of $75 million. In 2009, the Group expects to make regular contributions to these plans of $4 million.

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

The directors and officers of InterContinental Hotels Group PLC as at March 23, 2009 are:

Directors

		Initially	Date of next
		appointed to	reappointment
Name	Title	the board	by shareholders(4)

Andrew Cosslett	Director and Chief Executive	2005	2011
David Kappler(1)	Director and Senior Independent Director	2004	2011
Ralph Kugler(1)	Director	2003	2011
Jennifer Laing(1)(2)	Director	2005	2009
Jonathan Linen(1)(2)	Director	2005	2009
Richard Solomons(3)	Director and Finance Director	2003	2009
David Webster	Director and Chairman	2003	2010
Ying Yeh(1)(4)	Director	2007	2011

(1)	Non-executive independent director.

(2)	Required, under the Company’s Articles of Association, to stand for re-election at the 2009 Annual General Meeting.

(3)	Standing for re-election at the 2009 Annual General Meeting on a voluntary basis.

(4)	Under the Company’s Articles of Association.

Officers

		Initially appointed
Name	Title	to position

Jim Abrahamson	President, The Americas	2009
Tom Conophy	Executive Vice President and Chief Information Officer	2006
Peter Gowers	President, Asia Pacific	2007
Kirk Kinsell	President, EMEA	2007
Tracy Robbins	Executive Vice President, Global Human Resources	2005
Tom Seddon	Executive Vice President and Chief Marketing Officer	2007
George Turner	Executive Vice President, General Counsel and Company Secretary	2009

Former Directors and Officers

Robert C Larson served as a Non-Executive Director from 2003 until December 2008. Sir David Prosser served a Non-Executive Director from 2003 until May 2008. Stevan Porter served as a Director and President, The Americas from 2003 until August 2008. Richard Winter, a senior employee of the Company, served as Executive Vice President, Corporate Services, General Counsel and Company Secretary from 2003 until December 2008.

Directors and Officers

David Webster, Non-Executive Chairman

Appointed Deputy Chairman and Senior Independent Director of InterContinental Hotels Group on the separation of Six Continents PLC in April 2003. Appointed Non-Executive Chairman on January 1, 2004. Also Non-Executive Chairman of Makinson Cowell Limited, a capital markets advisory firm, and a member of the Appeals Committee of the Panel on Takeovers and Mergers and a Director of Temple Bar Investment Trust PLC. Formerly Chairman of Safeway plc and a Non-Executive Director of Reed Elsevier PLC. Chairman of the Nomination Committee. Age 64.

Andrew Cosslett, Chief Executive

Appointed Chief Executive in February 2005, joining the Group from Cadbury Schweppes plc where he was most recently President, Europe, Middle East & Africa. During his career at Cadbury Schweppes he held a variety of senior regional management and marketing roles in the UK and Asia Pacific. Also has over 11 years’ experience in brand marketing with Unilever. A member of the Executive Committee of the World Travel and Tourism Council and a member of the President’s Committee of the CBI. Age 53.

Richard Solomons, Finance Director

Qualified as a chartered accountant in 1985, followed by seven years in investment banking, based in London and New York. Joined the Group in 1992 and held a variety of senior finance and operational roles. Appointed Finance Director of the Hotels business in October 2002 in anticipation of the separation of Six Continents PLC in April 2003. Assumed the role of interim President of the Americas region from July 2008, following the illness and subsequent untimely death of Stevan Porter, until the appointment of Jim Abrahamson in January 2009. Responsible for corporate and regional finance, Group financial control, strategy, investor relations, tax, treasury and internal audit. Age 47.

David Kappler, Senior Independent Non-Executive Director

Appointed a Director and Senior Independent Director in June 2004. Non-Executive Chairman of Premier Foods plc and a Non-Executive Director of Shire plc. A qualified accountant and formerly Chief Financial Officer of Cadbury Schweppes plc until April 2004. Also served as a Non-Executive Director of Camelot Group plc and of HMV Group plc. Chairman of the Audit Committee. Age 61.

Ralph Kugler, Non-Executive Director

Appointed a Director in April 2003, was President, Unilever Home and Personal Care, and served on the boards of Unilever PLC and Unilever NV until May 2008. Held a variety of senior positions globally for Unilever and has experience of regional management in Asia, Latin America and Europe, with over 25 years’ experience of general management and brand marketing. Chairman of the Remuneration Committee. Age 53.

Jennifer Laing, Non-Executive Director

Appointed a Director in August 2005, she was Associate Dean, External Relations at London Business School, until 2007. A fellow of the Marketing Society and of the Institute of Practitioners in Advertising, she has over 30 years’ experience in advertising including 16 years with Saatchi & Saatchi, to whom she sold her own agency. Also serves as a Non-Executive Director of Hudson Highland Group Inc., a US human resources company. Age 62.

Jonathan Linen, Non-Executive Director

Appointed a Director in December 2005, he was formerly Vice Chairman of the American Express Company, having held a range of senior positions throughout his career of over 35 years with American Express. Also serves as a Non-Executive Director of Yum! Brands, Inc. and of Modern Bank N.A., a US private banking company. He also serves on a number of US Councils and advisory boards. Age 65.

Ying Yeh, Non-Executive Director

Appointed a Director in December 2007, she is Chairman and President, North Asia Region, President, Business Development, Asia Pacific Region and Vice President, Eastman Kodak Company. Also a Non-Executive Director of AB Volvo. Prior to joining Kodak in 1997 she was, for 15 years, a diplomat with the US Foreign Service in Hong Kong and Beijing. Age 60.

Other members of the Executive Committee

Jim Abrahamson, President, The Americas

Has over 30 years’ experience in hotel operations, branding, development and franchise relations. Joined the Group in January 2009 from Global Hyatt Corporation, where he served as Head of Development, the Americas, with responsibility for development of all the Hyatt brands in the region, and playing a key part in Global Hyatt’s entry into new markets and segments. Previously senior Vice President, Hilton Hotels Corporation for 12 years. Responsible for the business development and performance of all the hotel brands and properties in the Americas’ region. Age 53.

Tom Conophy, Executive Vice President and Chief Information Officer

Has over 27 years’ experience in the IT industry, including management and development of new technology solutions within the travel and hospitality business. Joined the Group in February 2006 from Starwood Hotels & Resorts International where he held the position of Executive Vice President & Chief Technology Officer. Responsible for global technology, including IT systems and information management throughout the Group. Age 48.

Peter Gowers, President, Asia Pacific

Joined the Group in 1999. Following appointments as Executive Vice President, Global Brand Services in 2003, and as Chief Marketing Officer in 2005, he was appointed President, Asia Pacific in November 2007. Now has responsibility for the business development and performance of all the hotel brands and properties in the Asia Pacific region. Has previous international experience in management consultancy, based in London and Singapore. Age 36.

Kirk Kinsell, President, EMEA

Has over 26 years’ experience in the hospitality industry, including senior franchise positions with Holiday Inn Corporation and ITT Sheraton, prior to joining the Group in 2002 as Senior Vice President, Chief Development Officer for the Americas region. Became President, EMEA in September 2007. Responsible for the business development and performance of all the hotel brands and properties in the EMEA region. Age 54.

Tracy Robbins, Executive Vice President, Global Human Resources

Has over 23 years’ experience in line and HR roles in service industries. Joined the Group in December 2005 from Compass Group PLC, a world leading food service company, where she was Group Human Resources Leadership & Development Director. Previously Group HR Director for Forte Hotels Group. Responsible for global talent management and leadership development, reward strategy and implementation. Age 45.

Tom Seddon, Executive Vice President and Chief Marketing Officer

Has over 16 years’ experience in sales and marketing in the hospitality industry, including with IHG’s predecessor parent companies from 1994 to 2004. Rejoined the Group in November 2007, from restaurant business SUBWAY® where he was responsible for worldwide sales and marketing activities. Has responsibility for worldwide brand management; reservations, e-commerce, global sales, relationship and distribution marketing and loyalty programs and corporate responsibility. Age 40.

George Turner, Executive Vice President, General Counsel and Company Secretary

Solicitor, qualified to private practice in 1995, and has 12 years’ corporate and commercial law experience with Imperial Chemical Industries PLC, where he was most recently Deputy Company Secretary. Joined the Group in September 2008, and became Executive Vice President, General Counsel and Company Secretary on January 1, 2009. Responsible for corporate governance, risk management, insurance, data privacy, company secretariat and the global and regional legal teams. Age 38.

There are no family relationships between any of the persons named above.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

COMPENSATION

In fiscal 2008, the aggregate compensation (including pension contributions, bonus and awards under the long term incentive plans) of the directors and officers of the Company was $31.9 million. The aggregate amount set aside or accrued by the Company in fiscal 2008 to provide pension retirement or similar benefits for those individuals was $0.9 million. An amount of $12.8 million was charged in fiscal 2008 in respect of bonuses payable to them under performance related cash bonus schemes and long term incentive plans.

Note 3 of Notes to the Financial Statements sets out the individual compensation of the directors. The following are details of the Company’s principal share schemes, in which the directors of the Company participated during the period.

Share Plans

Under the terms of the Separation, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents options for equivalent value new options over IHG PLC shares. At December 31, 2008 there were 2,424,605 such options outstanding.

Annual Bonus Plan

The IHG Annual Bonus Plan (ABP), enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of shares together with, in certain cases, a matching award of free shares up to half the deferred amount. The bonus and matching shares in the 2004 and 2005 plans were deferred and released in three equal tranches on the first, second and third anniversaries of the award date. The bonus and matching shares in the 2006 and 2007 plans will be released on the third anniversary of the award date. Under the 2006 and 2007 plans a percentage of the award (Board members — 100% (2006 80%); other eligible employees — 50%) had to be taken in shares and deferred. Under the 2008 plan, half of any bonus earned is deferred in the form of shares for three years. No matching shares are awarded by the Company.

Participants may defer the remaining amount on the same terms or take it in cash. The awards in all of the plans are conditional on the participants remaining in the employment of a participating company. Participation in the ABP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 661,657 shares were awarded to participants.

Long Term Incentive Plan

The Long Term Incentive Plan (LTIP) allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 5,060,509 shares were awarded to employees under the plan. The plan provides for the grant of ‘nil cost options’ to participate as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of the grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2008 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 2015.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including Executive Directors) employed by participating Group companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2008 and no options were granted in the year under the plan. The latest date that any options may be exercised under the five-year plan is February 28, 2010.

Options and Ordinary Shares held by Directors

Details of the directors’ interests in the Company’s shares are set out on page 61 and pages F-37 to F-39.

BOARD PRACTICES

Contracts of Service

The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months.

Andrew Cosslett and Richard Solomons have service agreements with a notice period of 12 months. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial period reducing to 12 months may be used.

David Webster’s appointment as non-executive Chairman, effective from January 1, 2004, is subject to six months’ notice.

Non-executive directors, Ralph Kugler, Robert C Larson and Sir David Prosser signed letters of appointment effective from the listing of IHG in April 2003. These were renewed, effective from completion of the capital reorganization of the Company and the listing of new IHG shares on June 27, 2005. David Kappler signed a letter of appointment effective from his date of original appointment to the Board on June 21, 2004. This was also renewed, effective from June 27, 2005. Jennifer Laing and Jonathan Linen signed letters of appointment effective from their appointment dates, respectively August 25, 2005 and December 1, 2005. Ying Yeh signed a letter of appointment effective from her appointment date of December 1, 2007.

Directors’ Contracts

	Contract	Unexpired term/
Directors	date	notice period

Andrew Cosslett	2.3.05	12 months
Stevan Porter	4.15.03	n/a	(1)
Richard Solomons	4.15.03	12 months

(1)	Stevan Porter passed away on August 7, 2008.

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

Upon retirement, and under certain other specified circumstances on termination of his employment, a director will become eligible to receive benefit from his participation in a Company pension plan. See Note 3 of Notes to the Financial Statements for details of directors’ pension entitlements at December 31, 2008.

Committees

Each Committee of the Board has written terms of reference which have been approved by the Board and which are subject to review each year.

Executive Committee

The Executive Committee is chaired by the Chief Executive. It consists of the executive directors and senior executives from the Group and the regions and usually meets monthly. Its role is to consider and manage a range of important strategic and business issues facing the Group. It is responsible for monitoring the performance of the business. It is authorized to approve capital and revenue investment within levels agreed by the Board. It reviews and recommends to the Board the most significant investment proposals.

Audit Committee

The Audit Committee is chaired by David Kappler who has significant recent and relevant financial experience and is the Committee’s financial expert. During 2008, the other Audit Committee members were Sir David Prosser (until his retirement on May 31, 2008), Ralph Kugler and Jennifer Laing. All Audit Committee members are independent. The Audit Committee is scheduled to meet at least four times a year and met five times in 2008.

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

The Audit Committee discharges its responsibilities through a series of Committee meetings during the year at which detailed reports are presented for review. The Audit Committee commissions reports, either from external advisers, the Head of Internal Audit, or Group management, after consideration of the major risks to the Group or in response to developing issues. The Finance Director attends its meetings as do the external auditor and the Head of Internal Audit, both of whom have the opportunity to meet privately with the Audit Committee, in the absence of Group management, at the conclusion of each meeting.

All proposals for the provision of non-audit services by the external auditor are pre-approved by the Audit Committee or its delegated member, the overriding consideration being to ensure that the provision of non-audit services does not impact the external auditors independence and objectivity.

Remuneration Committee

The Remuneration Committee, chaired by Sir David Prosser, until his retirement on May 31, 2008 and thereafter by Ralph Kugler, also comprises the following Non-Executive, directors: David Kappler, Robert C Larson (until his retirement on December 31, 2008), Jonathan Linen and Ying Yeh. It meets at least three times a year and met four times in 2008. The Remuneration Committee advises the Board on overall remuneration policy. The Remuneration Committee also determines, on behalf of the Board, and with the benefit of advice from external consultants and members of the Human Resources department, the remuneration packages of the executive directors and other members of the Executive Committee. No member of the Remuneration Committee has any personal financial interest, other than as a shareholder, in the matters to be decided by the Remuneration Committee.

Nomination Committee

The Nomination Committee comprises any three Non-Executive Directors although, where possible, all Non-Executive Directors are present. It is chaired by the Chairman of the Company. Its terms of reference reflect the principal duties proposed as good practice and referred to in the Combined Code. The Committee nominates, for approval by the Board, candidates for appointment to the Board. The Nomination Committee generally engages external consultants to advise on candidates for Board appointments. Candidate profiles and objective selection criteria are prepared in advance of any engagements. The Nomination Committee also has responsibility for succession planning and assists in identifying and developing the role of the Senior Independent Director. The Nomination Committee met five times during the year.

Corporate Responsibility Committee

In December 2008 it was proposed to establish an additional Committee of the Board, to advise on matters relating to the important area of corporate responsibility. This new Committee was established in February 2009.

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

A description of the significant ways in which the Company’s actual corporate governance practices differ from the New York Stock Exchange corporate governance requirements followed by US companies can be found on page 77.

EMPLOYEES

The Group employed an average of 8,334 people worldwide in the year ended December 31, 2008. Of these, approximately 94% were employed on a full-time basis and 6% were employed on a part-time basis.

The table below analyzes the distribution of the average number of employees for the last three fiscal periods by division and by geographic region.

	EMEA	Americas	Asia Pacific	Central	Total

2008	2,012	3,570	1,481	1,271	8,334

2007	2,249	3,761	1,514	1,150	8,674

2006	3,940	3,771	1,252	1,023	9,986

The costs of the above employees are borne by the Group. In addition, the Group employs 4,037 (2007 3,695, 2006 3,543) people who work in managed hotels or directly on behalf of the system funds and whose costs of $235 million (2007 $216 million, 2006 $198 million) are borne by those hotels or by the funds.

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

In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. At December 31, 2008, the minimum wage for individuals between 18 and under the age of 22 was £4.77 per hour and £5.73 per hour for individuals age 22 and above. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

Less than 5% of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

SHARE OWNERSHIP

The interests of the directors and officers of the Group at March 23, 2009 were as follows:

	Ordinary shares		% of shares
	of 13 29/47 pence		outstanding

Directors
Andrew Cosslett	359,927		0.13
David Kappler	1,400		N/A
Ralph Kugler	1,169		N/A
Jennifer Laing	3,373		N/A
Jonathan Linen(1)	7,343		N/A
Richard Solomons	322,743		0.11
David Webster	32,839		0.01
Ying Yeh	Nil		N/A
Officers
Jim Abrahamson	Nil		N/A
Tom Conophy	79,140		0.03
Peter Gowers	226,771		0.08
Kirk Kinsell	74,187	(2)	0.03
Tracy Robbins	68,035		0.02
Tom Seddon	39,452	(3)	0.01
George Turner	Nil		N/A

(1)	Held in the form of American Depositary Shares (ADS).

(2)	637 of which are held as ADSs.

(3)	24,000 of which are held as ADSs.

The above shareholdings are all beneficial interests. The percentage of ordinary share capital owned by each of the directors is negligible.

The directors’ interests as at December 31, 2008 in options to subscribe for shares in InterContinental Hotels Group PLC are set out on page F-39.

The directors do not have different voting rights from other shareholders of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, IHG is not directly or indirectly owned or controlled by another corporation or by any government. As at the dates shown, and under the provisions of the Companies Act, the Company has been advised of the following interests in its shares, being greater than 3% of its issued share capital:

	March 23, 2009		March 14, 2008		March 16, 2007
	Number of	Percent	Number of	Percent	Number of	Percent
Identity of person or group	shares/ADSs	of class	shares/ADSs	of class	shares/ADSs	of class

Ellerman Corporation Limited	29,921,742	10.00%	29,921,742	10.00%	25,286,950	7.13%
Morgan Stanley Investment Management Limited	16,494,690	5.60%	16,494,690	5.60%	N/A	N/A
Cedar Rock Capital Limited	14,923,417	5.07%	14,923,417	5.07%	N/A	N/A
Morgan Stanley Institutional Securities Group & Global Wealth Management	N/A	N/A	13,551,634	4.60%	N/A	N/A
Legal & General Group Plc	11,416,590	3.99%	12,179,257	4.09%	11,927,715	3.37%
Lloyds TSB Group Plc*	13,619,563	3.84%	13,619,563	3.84%	13,619,563	3.84%

*	Now called Lloyds Banking Group plc.

The Company’s major shareholders do not have different voting rights from other shareholders of the Company. The Company does not know of any arrangements the operation of which may result in a change in its control.

As of March 23, 2009, 11,002,934 ADSs equivalent to 11,002,934 ordinary shares, or approximately 3.85% of the total ordinary shares in issue, were outstanding and were held by 1,009 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

As of March 23, 2009, there were a total of 62,678 record holders of ordinary shares, of whom 325 had registered addresses in the United States and held a total of 1,306,703 ordinary shares (0.46% of the total issued).

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions or loans for the period beginning January 1, 2008 up to March 23, 2009.

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

The principal trading market for the Company’s ordinary shares is the London Stock Exchange on which InterContinental Hotels Group shares are traded. The ordinary shares are also listed on the New York Stock Exchange trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. InterContinental Hotels Group has a sponsored ADR facility with JP Morgan Chase Bank, N.A. as Depositary.

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

	£ per
	ordinary share		$ per ADS
Year ended December 31	High	Low	High	Low

2004	6.91	4.79	13.09	8.70
2005	8.42	6.12	14.53	11.49
2006	12.65	8.07	26.27	14.40

	£ per
	ordinary share		$ per ADS
Year ended December 31	High	Low	High	Low

2007
First quarter	13.42	12.06	30.81	27.17
Second quarter(1)	14.20	12.41	32.59	24.78
Third quarter	13.16	9.19	26.59	18.52
Fourth quarter	11.20	8.73	23.34	17.37
2008
First quarter	8.84	6.44	17.40	13.26
Second quarter	8.65	6.68	16.80	13.15
Third quarter	7.87	6.16	14.76	11.53
Fourth quarter	6.75	4.48	12.08	6.52
2009
First quarter (through March 23, 2009)	6.22	4.46	9.33	6.04

(1)	Prices adjusted for the share consolidation effective June 4, 2007. Unadjusted prices for the quarter were £14.13 and £12.16 and $28.18 and $24.17 respectively.

	£ per
	ordinary share		$ per ADS
Month ended	High	Low	High	Low

September 2008	7.87	6.70	14.25	11.53
October 2008	6.75	4.72	12.08	7.26
November 2008	5.86	4.48	9.30	6.52
December 2008	5.75	4.96	9.02	7.17
January 2009	6.22	5.17	9.33	7.04
February 2009	5.59	4.54	8.27	6.39
March 2009 (through to March 23, 2009)	5.59	4.46	8.25	6.04

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

IHG Facility Agreement

On May 2, 2008, InterContinental Hotels Group PLC signed a five year $2,100 million bank facility agreement (the “IHG Facility Agreement”) with Bank of America N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, HSBC Bank plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Société Générale Corporate & Investment Banking and WestLB AG, London Branch, all acting as mandated lead arrangers and underwriters and HSBC Bank plc as agent bank.

The facility was split into a $1.6 billion five year revolving credit facility and a $500 million 30 month term loan facility.

The interest margin payable on borrowings under the IHG Facility Agreement is linked to IHG’s consolidated net debt to consolidated EBITDA ratio. The margin can vary between LIBOR + 0.475% and LIBOR + 1.05% depending on the level of the ratio.

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

The agreed sale price for the LRG Shares was £1 billion. Proceeds of £40 million were deferred and were contingent upon certain pre-agreed performance targets being reached. Following completion, the Group continues to manage the LRG Hotels.

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

Disposal to Dabicam SAS

On September 8, 2005, a sale and purchase agreement (“SPA”) was entered into between BHR Holdings BV, a wholly owned subsidiary of IHG, and Dabicam SAS, an affiliate of GIC Real Estate Pte. Ltd. Under the SPA the seller agreed to sell the InterContinental Hotel Paris. The agreed sale price for the hotel was €315 million. The hotel is no longer operated under an IHG Hotels brand. Under the SPA the sellers gave certain customary warranties and indemnities to the purchaser. Following receipt of shareholder approval, in connection with the sale, at an Extraordinary General Meeting of IHG on October 26, 2005 the sale was completed on November 1, 2005.

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

The hotels continue to be operated by the purchaser under the same IHG Hotels brands under 15 year franchise agreements.

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

The agreed sale price for the seven hotels was €634 million. IHG Hotels retained 30 year management contracts on the hotels, with two ten year renewals at IHG Hotels’ discretion, giving a total potential contract length of 50 years.

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

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	holders that, directly or indirectly, hold 10% or more of the Company’s voting stock.

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

A US holder is a beneficial owner of ordinary shares or ADSs who is for US federal income tax purposes (i) a citizen or resident of the US, (ii) a US domestic corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and published practice of the UK HM Revenue and Customs, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.

This section is further based in part upon the representations of the Depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, an owner of ADRs evidencing ADSs will generally be treated as the owner of the underlying shares represented by those ADSs. Generally, exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains.

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

Investors should consult their own tax advisors regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

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

The amount of any dividend paid in pounds will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the United States.

Taxation of Capital Gains

United Kingdom Taxation

A US holder who is not resident or ordinarily resident for UK tax purposes in the United Kingdom will not generally be liable for UK taxation on capital gains realized or accrued on the sale or other disposal of ADSs or ordinary shares.

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

United States Federal Income Taxation

Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of ordinary shares or ADSs will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in the ordinary shares or ADSs. Such capital gain or loss will be long-term capital gain or loss where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for its 2008 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” received by certain non-corporate US holders would not apply. Certain elections may be available

(including a market-to-market election) to US holders that would result in alternative treatments of the ordinary shares or ADSs.

Additional Tax Considerations

United States Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ADSs and ordinary shares may be reported to the IRS and to the US holder. Backup withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to backup withholding. US holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

Credit Risk

Credit Risk on treasury transactions is minimized by operating a policy on the investment of surplus funds that generally restricts counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also set for individual counterparties. Notwithstanding that counterparties must have an A credit rating or better, during periods of significant financial market turmoil, counterparty exposure limits are significantly reduced and counterparty credit exposure reviews are broadened to include the relative placing of credit default swap pricings. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

Interest Rate Risk

The Group has an exposure to interest rate fluctuations on its borrowings and it seeks to manage these by the use of interest rate swaps and options, and forward rate agreements. The Group takes out interest rate swaps to fix the interest flows on between 25% and 75% of its borrowings in major currencies.

At December 31, 2008, the Group held interest rate swaps (swapping floating for fixed) with notional principals of $250 million, £75 million, and €75 million (2007 $100 million, £150 million and €75 million).

At December 31, 2008, the Group also held forward-starting interest rate swaps with notional principals of $100 million, £75 million and €75 million (2007 £150 million and €75 million). These swaps will replace current swaps with the same notional principals when they mature in 2009.

Based on the year end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately $4.7 million. A similar rise in euro and sterling interest rates would increase the annual net interest charge by approximately $1.2 million and $0.9 million respectively.

Currency Risk

The US dollar is the predominant currency of the Group’s revenue and cash flows, and movements in foreign exchange rates, particularly the US dollar and euro, can affect the Group’s reported profits, net assets and interest cover. To hedge this translation exposure, wherever possible, the Group denominates the currency of its debt (either directly or via derivatives) to match the currency of its net assets, whilst trying to maximize the amount of US dollars borrowed. At December 31, 2008, the Group held outstanding forward foreign exchange contracts with a principal of $nil (2007 $12 million) and a fair value of $nil (2007 $nil).

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. Foreign exchange transaction exposure is managed by forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible. At December 31, 2008 there were no outstanding contracts hedging currency risk on income streams.

A general strengthening of the US dollar (specifically a five cent fall in the sterling: US dollar rate) would increase the Group’s profit before tax by an estimated $4.0 million and decrease net assets by an estimated $1.1 million. Similarly, a five cent fall in the euro: US dollar rate would reduce the Group’s profit before tax by an estimated $2.0 million and decrease net assets by an estimated $4.3 million.

Quantitative Information about Market Risk

Interest Rate Sensitivity

The tables below provide information about the Group’s derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and forward rate agreements, the table presents notional amounts and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The actual currencies of the instruments are indicated in parentheses.

At December 31, 2008

	Expected to mature before December 31,
	2009	2010	2011	2012	Thereafter	Total	Fair value(i)
	($ million, except percentages)

Long-Term Debt:
Fixed Rate lease debt (US dollar)	—	—	—	—	202	202	168
Average dollar interest rate					9.7%	9.7%
Variable Rate bank debt (various currencies)	5	502	—	—	646	1,153	1,153
Average interest rate	7.8%	1.5%			2.6%	2.1%

	(local currency million, except percentages)

Interest Rate Swaps:
Principal (US dollar)	250	—	—	100	—	350	(2)
Fixed rate payable	2.9%			2.0%		2.6%
Variable rate receivable	1.3%			1.3%		1.3%
Principal (euro)	75	—	75	—	—	150	(5)
Fixed rate payable	3.9%		5.3%			4.6%
Variable rate receivable	2.7%		2.7%			2.7%
Principal (sterling)	75	—	—	—	—	75	(3)
Fixed rate payable	6.1%					6.1%
Variable rate receivable	2.2%					2.2%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As at the end of the period covered by this report, the Group carried out an evaluation under the supervision and with the participation of the Group’s management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(e)). These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the specified periods. Based on that evaluation, the Chief Executive and Finance Director concluded that the Group’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934.

Management has issued a report on the effectiveness of the Group’s Internal Control over Financial reporting as at December 31, 2008. This report appears on page F-1 of the Group’s Consolidated Financial Statements contained in this Annual Report.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the Company’s internal control over financial reporting. This report appears on page F-2 of the Group’s Consolidated Financial Statements contained in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Group’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

The board has adopted a global Code of Ethics and Business Conduct that applies to all directors, officers and employees of the Group, including the Chief Executive and Finance Director. This Code of Ethics has been signed by the Chief Executive and the Finance Director of the Company and by the Group Financial Controller and regional financial heads. The Company has published its Code of Ethics and Business Conduct on its website www.ihg.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

	Year Ended December 31,
	2008	2007
	($ million)

Audit Fees	3.3	5.6
Audit Related Fees	3.2	2.8
Tax Fees	1.0	0.8

Total	7.5	9.2

Further detail is provided in Note 4 “Auditor’s remuneration paid to Ernst & Young LLP” of Item 18 — Financial Statements.

Audit fees in respect of the pension scheme were not material.

The Audit Committee has a process to ensure that any non-audit services do not compromise the independence and objectivity of the external auditor and that relevant UK and US professional and regulatory requirements are met. A number of criteria are applied when deciding whether pre-approval for such services should be given. These include the nature of the service, the level of fees and the practicality of appointing an alternative provider, having regard to the skills and experience required to supply the service effectively. Cumulative fees for audit and non-audit services are presented to the Audit Committee on a quarterly basis for review. The Audit Committee is responsible for monitoring adherence to the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
			(c) Total number	number (or
			of shares (or	approximate dollar
		(b) Average	units) purchased	value) of shares (or
	(a) Total number	price paid	as part of publicly	units) that may yet be
	of shares (or	per share	announced plans	purchased under the
Period of fiscal year	units) purchased	(or unit)	or programs	plans or programs

Month 1 (no purchases in this month)	0	0.00	0.	39,144,754
Month 2 (no purchases in this month)	0	0.00	0	39,144,754
Month 3 3.3.08 — 3.31.08	1,718,026	7.69	1,718,026	37,426,728
Month 4 (no purchases in this month)	0	0.00	0	37,426,728
Month 5 5.9.08 — 5.29.08	2,138,424	8.36	2,138,424	35,288,304
Month 6 6.2.08 — 6.30.08	5,362,875	7.25	5,362,875	38,694,043
Month 7 (no purchases in this month)	0	0.00	0	38,694,043
Month 8 (no purchases in this month)	0	0.00	0	38,694,043
Month 9 (no purchases in this month)	0	0.00	0	38,694,043
Month 10 (no purchases in this month)	0	0.00	0	38,694,043
Month 11 (no purchases in this month)	0	0.00	0	38,694,043
Month 12 (no purchases in this month)	0	0.00	0	38,694,043

The first share repurchase program was announced on March 11, 2004 with the intention to repurchase £250 million worth of shares. A second £250 million share repurchase program followed, announced September 9, 2004. A third £250 million share repurchase program was announced on September 8, 2005. These programs were completed on December 20, 2004, April 11, 2006, and June 28, 2007 respectively.

On February 20, 2007, the Company announced a fourth, £150 million share repurchase program. By March 23, 2009, 14,446,554 shares had been repurchased at an average price of 831 pence per share (approximately £120 million).

During fiscal 2008, 1,950,000 ordinary shares were purchased by the Company’s Employee Share Ownership Trust at prices ranging from 563 pence to 799 pence per share, for the purpose of satisfying future share awards to employees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES FROM NYSE LISTING STANDARDS

The Group is committed to compliance with the principles of corporate governance and aims to follow the corporate governance practices specified in the Combined Code on Corporate Governance, the “Combined Code” issued by the Financial Services Authority in the United Kingdom.

IHG has also adopted the corporate governance requirements of the US Sarbanes-Oxley Act and related rules and of the NYSE, to the extent that they are applicable to it as a foreign private issuer. As a foreign private issuer IHG is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies. These are as follows:

Basis of regulation

The Combined Code contains a series of principles and provisions. It is not, however, mandatory for companies to follow these principles. Instead, companies must disclose how they have applied them and disclose, if applicable, any areas of non-compliance along with an explanation for the non-compliance. In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE. IHG’s statement of compliance with the UK Combined Code’s requirements for 2008 is contained in the Company’s Annual Report and Financial Statements for the year ended December 31, 2008.

Independent Directors

The Combined Code’s principles recommend that at least half the Board, excluding the Chairman, should consist of independent Non-Executive Directors. As at March 23, 2009 the Board consisted of the Chairman, independent at the time of his appointment, two Executive Directors and five independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE set out five bright line tests for director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chairman and Chief Executive

The Combined Code recommends that the Chairman and Chief Executive should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chairman and Chief Executive were, as at March 23, 2009 and throughout 2008 fulfilled by separate individuals.

Committees

The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The Remuneration, Audit and Nomination Committees consist only of Non-Executive Directors. The NYSE requires US companies to have a nominating/corporate governance committee composed entirely of independent directors. The committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the

Company is subject to the Combined Code, the Company’s Nomination Committee is only responsible for nominating, for approval of the Board, candidates for appointment to the Board, though it also assists in developing the role of the Senior Independent Director. The Company’s Nomination Committee consists of the Company Chairman and all the independent Non-Executive Directors. The Chairman of the Company is not a member of either of the Remuneration or the Audit Committees. The Audit Committee is chaired by an independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criteria under US rules for an “audit committee financial expert”.

Non-Executive Director Meetings

Non-management directors of US companies must meet on a regular basis without management present, and independent directors must meet separately at least once per year. The Company’s Non-Executive Directors have met without Executive Directors being present, and intend to continue this practice, before every Board meeting if possible.

Shareholder approval of Equity Compensation Plans

The NYSE rules require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. The Company complies with UK requirements which are similar to the NYSE rules. The Board does not, however, explicitly take into consideration the NYSE’s detailed definition of “material revisions”.

Compliance Certification

Each Chief Executive of a US company must certify to the NYSE each year that he or she is not aware of any violation by the Company of any NYSE corporate governance listing standard. As the Company is a foreign private issuer, the Company’s Chief Executive is not required to make this certification. However he is required to notify the NYSE promptly in writing after any of the Company’s Executive Officers become aware of any material non-compliance with those NYSE corporate governance rules applicable to the Company.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

Page

Management’s Report on Internal Control over Financial Reporting	F-1
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-2
Report and Consent of Independent Registered Public Accounting Firm	F-3
Financial Statements
Consolidated Income Statement for the years ended December 31, 2008, 2007 and 2006	F-5
Consolidated Statement of Recognized Income and Expense for the years ended December 31, 2008, 2007 and 2006	F-6
Consolidated Balance Sheet for the years ended December 31, 2008 and 2007	F-7
Consolidated Statement of Changes in Shareholders’ Funds for the years ended December 31, 2008, 2007 and 2006	F-8
Consolidated Cash Flow Statement for the years ended December 31, 2008, 2007 and 2006	F-10
Notes to the Financial Statements	F-11
Schedule for the years ended December 31, 2008, 2007, 2006 and 2005
Schedule II — Valuation and Qualifying Accounts	S-1
EXHIBIT 1
EXHIBIT 4(a)(i)
EXHIBIT 8
EX-12.A
EX-12.B
EX-13.A

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1	Memorandum and Articles of Association of IHG
Exhibit 4(a)(i)	$2,100 million Facility Agreement dated May 2, 2008 among Bank of America N.A., Bank of Tokyo-Mitsubishi UFJ Ltd., Barclays Capital, HSBC Bank plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Société Générale Corporate & Investment Banking and West LB AG
Exhibit 4(b)(i)	Sale and Purchase Agreement dated March 10, 2006 among BHR Luxembourg S.à.r.l., Others, Cooperatie Westbridge Europe I.U.A., Others and Westbridge Hospitality Fund L.P. relating to a portfolio of certain companies and businesses in continental Europe (incorporated by reference to Exhibit 4(b)(viii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(b)(ii)	Sale and Purchase Agreement dated July 13, 2006 between BHR Holdings BV and MSREF VI Danube BV relating to the sale of certain companies and businesses in continental Europe and Side Letter dated September 5, 2006 (incorporated by reference to Exhibit 4(b)(ix) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 30, 2007)
Exhibit 4(c)(i)	Richard Solomons’ service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iv) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)
Exhibit 4(c)(ii)	Richard Solomons’ letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(c)(iii)	Andrew Cosslett’s service contract dated December 13, 2004 (incorporated by reference to Exhibit 4(c)(v) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(c)(iv)	Andrew Cosslett’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(viii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 8	List of Subsidiaries
Exhibit 12(a)	Certification of Andrew Cosslett filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 12(b)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 13(a)	Certification of Andrew Cosslett and Richard Solomons furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
Exhibit 15(a)	Consent of Ernst & Young LLP (included on page F-4)

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of InterContinental Hotels Group PLC (“Company” and together with its subsidiaries the “Group”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Group’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Group’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Group’s transactions and dispositions of the Group’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of the Group’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Group’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the “COSO”).

Based on this assessment, management has concluded that as of December 31, 2008, the Group’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the Group’s consolidated financial statements, has issued an attestation report on the Group’s internal control over financial reporting, a copy of which appears on the next page of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC:

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). InterContinental Hotels Group PLC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the group are being made only in accordance with authorizations of management and directors of the group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, InterContinental Hotels Group PLC maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying Consolidated Balance Sheets of InterContinental Hotels Group PLC as of December 31, 2008 and 2007, and the related Consolidated Income Statements, Consolidated Statements of Recognized Income and Expense, Consolidated Statements of Changes in Shareholders’ Funds and Consolidated Cash Flow Statements for each of the three years in the period ended December 31, 2008, and the financial statement schedule listed in the Index at Item 18. Financial Statements, and our report dated April 6, 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
London, England

April 6, 2009

INTERCONTINENTAL HOTELS GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC

We have audited the accompanying Consolidated Balance Sheets of InterContinental Hotels Group PLC as of December 31, 2008 and 2007, and the related Consolidated Income Statements, Consolidated Statements of Recognized Income and Expense, Consolidated Statements of Changes in Shareholders’ Funds and Consolidated Cash Flow Statements for each of the three years in the period ended December 31, 2008. Our audits also included the financial statements schedule listed in the Index at Item 18. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at December 31, 2008 and 2007, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2008, in accordance with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1, the accompanying financial statements as of and for the year ended December 31, 2007 have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
London, England
April 6, 2009

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-108084 and Form S-8 Nos. 333-01572, 333-08336, 333-99785, 333-104691 and 333-126139) of InterContinental Hotels Group PLC of the reference to our name in “Item 3. Key Information” and our reports dated April 6, 2009, with respect to the Consolidated Financial Statements and Schedule of InterContinental Hotels Group PLC, and the effectiveness of internal control over financial reporting of InterContinental Hotels Group PLC, included in this Annual Report (Form 20-F) for the year ended December 31, 2008.

ERNST & YOUNG LLP
London, England
April 6, 2009

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED INCOME STATEMENT

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2008			2007			2006
	Before	Exceptional		Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items		exceptional	items
For the year ended December 31, 2008	items	(Note 5)	Total	items	(Note 5)	Total	items	(Note 5)	Total
	($ million)

Revenue (Note 2)	1,854	—	1,854	1,771	—	1,771	1,446	—	1,446
Cost of sales	(823)	—	(823)	(825)	—	(825)	(653)	—	(653)
Administrative expenses	(400)	(59)	(459)	(377)	(14)	(391)	(331)	—	(331)
Other operating income and expenses	14	25	39	16	70	86	7	44	51

	645	(34)	611	585	56	641	469	44	513
Depreciation and amortization (Note 2)	(110)	(2)	(112)	(111)	(2)	(113)	(102)	—	(102)
Impairment (Note 2)	—	(96)	(96)	—	6	6	—	4	4

Operating profit (Note 2)	535	(132)	403	474	60	534	367	48	415
Financial income (Note 6)	12	—	12	18	—	18	48	—	48
Financial expenses (Note 6)	(113)	—	(113)	(108)	—	(108)	(68)	—	(68)

Profit before tax	434	(132)	302	384	60	444	347	48	395
Tax (Note 7)	(96)	42	(54)	(84)	60	(24)	(76)	173	97

Profit for the year from continuing operations	338	(90)	248	300	120	420	271	221	492
Profit for the year from discontinued operations (Note 11)	9	5	14	11	32	43	36	226	262

Profit for the year attributable to equity holders of the parent	347	(85)	262	311	152	463	307	447	754

Earnings per ordinary share (Note 9)
Continuing operations:
Basic			86.4¢			131.3¢			126.5¢
Diluted			83.8¢			127.7¢			123.3¢
Total operations:
Basic			91.3¢			144.7¢			193.8¢
Diluted			88.5¢			140.7¢			189.0¢

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007 restated*	2006
	($ million)

Income and expense recognized directly in equity
(Losses)/gains on valuation of available-for-sale assets	(4)	8	29
(Losses)/gains on cash flow hedges	(14)	(2)	2
Exchange differences on retranslation of foreign operations	(57)	23	152
Actuarial (losses)/gains on defined benefit pension plans, net of asset restriction	(50)	8	(4)

	(125)	37	179

Transfers to the income statement
On cash flow hedges: financial expenses	2	(2)	(2)
On disposal of foreign operations: gain on disposal of assets	—	—	(3)
On disposal of available-for-sale assets: other operating income and expenses	(17)	(20)	(26)

	(15)	(22)	(31)

Tax
Tax on items above taken directly to or transferred from equity	22	11	7
Tax related to share schemes recognized directly in equity	2	(4)	48

	24	7	55

Net (expense)/income recognized directly in equity	(116)	22	203
Profit for the year	262	463	754

Total recognized income and expense for the year attributable to the equity holders of the parent	146	485	957

*	Restated for IFRIC 14 (see page F-11).

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED BALANCE SHEET

		December 31,
	December 31,	2007
	2008	restated*
	($ million)

ASSETS
Property, plant and equipment — (Note 10)	1,684	1,934
Goodwill — (Note 12)	143	221
Intangible assets — (Note 13)	302	335
Investment in associates — (Note 14)	43	65
Retirement benefit assets — (Note 3)	40	49
Other financial assets — (Note 15)	152	188

Total non-current assets	2,364	2,792

Inventories — (Note 16)	4	6
Trade and other receivables — (Note 17)	412	472
Current tax receivable	36	109
Cash and cash equivalents — (Note 18)	82	105
Other financial assets — (Note 15)	10	18

Total current assets	544	710

Non-current assets classified as held for sale — (Note 11)	210	115

Total assets (Note 2)	3,118	3,617

LIABILITIES
Loans and other borrowings — (Note 20)	(21)	(16)
Trade and other payables — (Note 19)	(746)	(784)
Current tax payable	(374)	(426)

Total current liabilities	(1,141)	(1,226)

Loans and other borrowings — (Note 20)	(1,334)	(1,748)
Retirement benefit obligations — (Note 3)	(129)	(112)
Trade and other payables — (Note 19)	(392)	(279)
Deferred tax payable — (Note 25)	(117)	(148)

Total non-current liabilities	(1,972)	(2,287)

Liabilities classified as held for sale — (Note 11)	(4)	(6)

Total liabilities (Note 2)	(3,117)	(3,519)

Net assets	1	98

EQUITY
Equity share capital	118	163
Capital redemption reserve	10	10
Shares held by employee share trusts	(49)	(83)
Other reserves	(2,890)	(2,918)
Unrealized gains and losses reserve	9	38
Currency translation reserve	172	233
Retained earnings	2,624	2,649

IHG shareholders’ equity	(6)	92
Minority equity interest — (Note 26)	7	6

Total equity	1	98

*	Restated for IFRIC 14 (see page F-11).

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

			Retained earnings and other reserves
						Shares
	Share Capital					held by	Unrealized
	Number of			Capital		employee	gains and	Currency		Total IHG
	ordinary	Ordinary	Share	redemption	Other	share	losses	translation	Retained	shareholders’
	shares(i)	shares(i)	premium(ii)	reserve(ii)	reserves(iii)	trusts(iv)	reserve(v)	reserve(vi)	earnings	equity
	($ million, except per ordinary share amounts)

At January 1, 2006	433	74	10	2	(2,906)	(38)	40	60	4,628	1,870
Total recognized income and expense for the year	—	—	—	—	—	—	14	149	794	957
Issue of ordinary shares	4	1	36	—	—	—	—	—	—	37
Repurchase of shares	(28)	(6)	—	—	—	—	—	—	(472)	(478)
Share capital consolidation	(53)	—	—	—	—	—	—	—	—	—
Transfer to capital redemption reserve	—	—	—	6	—	—	—	—	(6)	—
Purchase of own shares by employee share trusts	—	—	—	—	—	(86)	—	—	—	(86)
Release of own shares by employee share trusts	—	—	—	—	—	96	—	—	(68)	28
Equity-settled share-based cost	—	—	—	—	—	—	—	—	33	33
Equity dividends paid	—	—	—	—	—	—	—	—	(1,031)	(1,031)
Exchange adjustments	—	11	3	—	(8)	(5)	(1)	—	—	—

At December 31, 2006	356	80	49	8	(2,914)	(33)	53	209	3,878	1,330
Total recognized income and expense for the year	—	—	—	—	—	—	(16)	24	477	485
Issue of ordinary shares	4	1	31	—	—	—	—	—	—	32
Repurchase of shares	(8)	(2)	—	—	—	—	—	—	(160)	(162)
Share capital consolidation	(57)	—	—	—	—	—	—	—	—	—
Transfer to capital redemption reserve	—	—	—	2	—	—	—	—	(2)	—
Purchase of own shares by employee share trusts	—	—	—	—	—	(138)	—	—	—	(138)
Release of own shares by employee share trusts	—	—	—	—	—	89	—	—	(80)	9
Equity-settled share-based cost	—	—	—	—	—	—	—	—	60	60
Equity dividends paid	—	—	—	—	—	—	—	—	(1,524)	(1,524)
Exchange adjustments	—	2	2	—	(4)	(1)	1	—	—	—

At December 31, 2007	295	81	82	10	(2,918)	(83)	38	233	2,649	92
Total recognized income and expense for the year	—	—	—	—	—	—	(29)	(61)	236	146
Issue of ordinary shares	—	—	2	—	—	—	—	—	—	2
Repurchase of shares	(9)	(3)	—	—	—	—	—	—	(136)	(139)
Transfer to capital redemption reserve	—	—	—	3	—	—	—	—	(3)	—
Purchase of own shares by employee share trusts	—	—	—	—	—	(24)	—	—	—	(24)
Release of own shares by employee share trusts	—	—	—	—	—	39	—	—	(53)	(14)
Equity-settled share-based cost	—	—	—	—	—	—	—	—	49	49
Equity dividends paid	—	—	—	—	—	—	—	—	(118)	(118)
Exchange adjustments	—	(21)	(23)	(3)	28	19	—	—	—	—

At December 31, 2008	286	57	61	10	(2,890)	(49)	9	172	2,624	(6)

At December 31, 2005 the authorized share capital was £160,050,000 comprising 1,600,000,000 ordinary shares of 10 pence each and one redeemable preference share of £50,000.

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

During 2004 and 2005, the Company undertook to return funds of up to £750 million to shareholders by way of three consecutive £250 million share repurchase programs, the third of which was completed in the first half of 2007. In June 2007, a further £150 million share repurchase program commenced. During the year, 9,219,325 (2007 7,724,844, 2006 28,409,753) ordinary shares were repurchased and canceled under the authorities granted by shareholders at Extraordinary General Meetings held on June 1, 2006 and 2007 and at the Annual General Meeting held on May 30, 2008.

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

Whilst the authorized share capital comprises one redeemable preference share of £50,000, following its redemption in September 2005, this redeemable preference share has not been re-issued.

The authority given to the Company at the Annual General Meeting on May 30, 2008 to purchase its own shares was still valid at December 31, 2008. A resolution to renew the authority will be put to shareholders at the Annual General Meeting on May 29, 2009.

At December 31, 2008, the authorized share capital was £160,050,000, comprising 1,175,000,000 ordinary shares of 13 29/47 pence each and one redeemable preference share of £50,000.

(ii)	The share premium reserve and capital redemption reserve are not distributable. The share premium reserve has a balance of $61 million (2007 $82 million, 2006 $49 million) representing the amount of proceeds received for shares in excess of their nominal value. The capital redemption reserve records the nominal value of equity share capital repurchased and canceled.

(iii)	Other reserves comprises the merger and revaluation reserves previously recognized under UK GAAP, together with the reserve arising as a consequence of the Group’s capital reorganization in June 2005. Following the change in presentational currency to the US dollar (see page F-11), this reserve also includes exchange differences arising on the retranslation to period-end exchange rates of share capital, share premium, the capital redemption reserve and shares held by employee share trusts.

(iv)	The shares held by employee share trusts comprises $49.2 million (2007 $82.6 million, 2006 $33.0 million) in respect of 3.0 million (2007 3.4 million, 2006 1.7 million) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at December 31, 2008 of $25 million (2007 $60 million, 2006 $41 million).

(v)	The unrealized gains and losses reserve records movements to fair value of available-for-sale financial assets and the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to hedged transactions that have not yet occurred. The fair value of cash flow hedging instruments outstanding at December 31, 2008 was a $10 million liability (2007 $3 million liability, 2006 $2 million asset).

(vi)	The currency translation reserve records the movement in exchange differences arising from the translation of the financial statements of foreign operations and exchange differences on foreign currency borrowings and derivative instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil as permitted by IFRS 1.

During the year ended December 31, 2008, the impact of hedging net investments in foreign operations was to reduce the amount recorded in the currency translation reserve by $96 million (2007 $14 million, 2006 $7 million). The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at December 31, 2008 was $nil (2007 $nil, 2006 $7 million net asset).

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	($ million)

Profit for the year	262	463	754
Adjustments for:
Net financial expenses	101	90	20
Income tax charge/(credit)	59	30	(76)
Impairment	96	(6)	(4)
Other exceptional operating items	34	(56)	(44)
Gain on disposal of assets, net of tax	(5)	(32)	(226)
Depreciation and amortization	112	116	118
Equity-settled share-based cost, net of payments	31	48	26
Other non-cash items	3	(4)	—

Operating cash flow before movements in working capital	693	649	568
Decrease/(increase) in trade and other receivables	42	(30)	(57)
Increase/(decrease) in trade and other payables	81	52	18
Retirement benefit contributions, net of charge	(27)	(66)	—
Cash flows relating to exceptional operating items	(49)	—	—

Cash flow from operations	740	605	529
Interest paid	(112)	(84)	(61)
Interest received	12	18	44
Tax received/(paid) on operating activities	1	(74)	(79)

Net cash from operating activities	641	465	433

Cash flow from investing activities
Purchases of property, plant and equipment	(53)	(114)	(160)
Purchases of intangible assets	(49)	(40)	(42)
Investment in associates and other financial assets	(6)	(32)	(15)
Acquisition of subsidiary, net of cash acquired	—	—	(11)
Disposal of assets, net of costs and cash disposed of	25	97	1,140
Proceeds from associates and other financial assets	61	114	228
Tax paid on disposals	(3)	(64)	(11)

Net cash from investing activities	(25)	(39)	1,129

Cash flow from financing activities
Proceeds from the issue of share capital	2	32	37
Purchase of own shares	(139)	(162)	(478)
Purchase of own shares by employee share trusts	(22)	(138)	(86)
Proceeds on release of own shares by employee share trusts	2	21	35
Dividends paid to shareholders	(118)	(1,524)	(1,031)
Dividends paid to minority interests	—	—	(2)
(Decrease)/increase in borrowings	(316)	1,108	(316)

Net cash from financing activities	(591)	(663)	(1,841)

Net movement in cash and cash equivalents in the year	25	(237)	(279)
Cash and cash equivalents at beginning of the year	105	351	559
Exchange rate effects	(48)	(9)	71

Cash and cash equivalents at end of the year	82	105	351

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Note 1 — Accounting Policies

General information

The consolidated financial statements of InterContinental Hotels Group PLC (the “Group” or “IHG”) for the year ended December 31, 2008 were authorized for issue in accordance with a resolution of the Directors on February 16, 2009. InterContinental Hotels Group PLC is incorporated in Great Britain and registered in England and Wales.

Summary of significant accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”), and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Group’s consolidated financial statements for the years presented.

The Group early adopted International Financial Reporting Interpretations Committee Interpretation 14 “IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”) for the first time at December 31, 2007. IFRIC 14 provides guidance on assessing the limit in International Accounting Standard 19 “Employee Benefits” (“IAS 19”) on the amount of the surplus that can be recognized as an asset. The December 31, 2007 balance sheet has subsequently been restated to show the retirement benefit assets net of tax of $17 million previously recorded within deferred tax payable. There have been corresponding changes of $17 million to the actuarial gains and related tax reported in the restated Consolidated Statement of Recognized Income and Expense for the year December 31, 2007. There is no change to previously reported net assets or income.

Other new accounting standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”), becoming effective during the year, have not had a material impact on the Group’s financial statements.

Change in presentational currency

The consolidated financial statements are presented in US dollars following a management decision to change the reporting currency from sterling during the year. The change has been made to reflect the profile of the Group’s revenue and operating profit which are now primarily generated in US dollars or US dollar-linked currencies. All comparative information has been restated into US dollars and values are rounded to the nearest million ($m) except where otherwise indicated. Dividends are now determined in US dollars and converted into sterling immediately before announcement.

The currency translation reserve was set to nil at January 1, 2004 on transition to IFRS and this reserve has been re-presented on the basis that the Group has reported in US dollars since this date. Equity share capital, the capital redemption reserve and shares held by employee share trusts are translated into US dollars at the rates of exchange on the balance sheet date; the resultant exchange differences are recorded in other reserves.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the parent company and entities controlled by the Group. All intra group balances and transactions have been eliminated.

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

The assets and liabilities of foreign operations, including goodwill, are translated into US dollars at the relevant rates of exchange ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into US dollars at average rates of exchange for the period. The exchange differences arising on the retranslation are taken directly to the currency translation reserve. On disposal of a foreign operation, the cumulative amount recognized in the currency translation reserve relating to that particular foreign operation is recycled against the gain or loss on disposal.

Derivative financial instruments and hedging

Derivatives designated as hedging instruments are accounted for in line with the nature of the hedging arrangement. The Group’s detailed accounting policies with respect to hedging instruments are set out in Note 21. Documentation outlining the measurement and effectiveness of the hedging arrangement is maintained throughout the life of the hedge relationship. Any ineffective element of a hedge arrangement is recognized in financial income or expense.

Interest arising from currency swap agreements is taken to financial income or expense on a gross basis over the term of the relevant agreements. Interest arising from other currency derivatives and interest rate swaps is taken to financial income or expense on a net basis over the term of the agreement.

Foreign exchange gains and losses on currency derivatives are recognized in financial income and expense unless they form part of effective hedge relationships.

The fair value of derivatives is calculated by discounting the expected future cash flows at prevailing interest rates.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and any impairment.

Borrowing costs are not capitalized but will be, if material, from January 1, 2009, on adoption of the amendment to IAS 23 “Borrowing costs.”

Repairs and maintenance costs are expensed as incurred.

Land is not depreciated. All other property, plant and equipment are depreciated to a residual value over their estimated useful lives, namely:

Buildings	lesser of 50 years and unexpired term of lease; and
Fixtures, fittings and equipment	three to 25 years.

All depreciation is charged on a straight-line basis. Residual value is reassessed annually.

Property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Assets that do not generate independent cash flows are combined into cash-generating units. If carrying values exceed estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

On adoption of IFRS, the Group retained previous revaluations of property, plant and equipment at deemed cost as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards.”

Goodwill

Goodwill arises on consolidation and is recorded at cost, being the excess of the cost of acquisition over the fair value at the date of acquisition of the Group’s share of identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment at least annually by comparing carrying values of cash-generating units with their recoverable amounts.

Intangible assets

Software

Acquired software licenses and software developed in-house are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs are amortized over estimated useful lives of three to five years on a straight-line basis.

Management contracts

When assets are sold and a purchaser enters into a management or franchise contract with the Group, the Group capitalizes as part of the gain or loss on disposal an estimate of the fair value of the contract entered into. The value of management contracts is amortized over the life of the contract which ranges from six to 50 years on a straight-line basis.

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

Associates are accounted for using the equity method unless the associate is classified as held for sale. Under the equity method, the Group’s investment is recorded at cost adjusted by the Group’s share of post-acquisition profits and losses. When the Group’s share of losses exceeds its interest in an associate, the Group’s carrying amount is reduced to $nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

Financial assets

The Group classifies its financial assets into one of the two following categories: loans and receivables or available-for-sale financial assets. Management determines the classification on initial recognition and they are subsequently held at amortized cost (loans and receivables) or fair value (available-for-sale financial assets). Interest on loans and receivables is calculated using the effective interest rate method and is recognized in the income statement as interest income. Changes in fair values of available-for-sale financial assets are recorded directly in equity within the unrealized gains and losses reserve. On disposal, the accumulated fair value adjustments recognized in equity are recycled to the income statement. Dividends from available-for-sale financial assets are recognized in the income statement as operating income and expenses.

Financial assets are tested for impairment at each balance sheet date. If an available-for-sale financial asset is impaired, the difference between original cost and fair value is transferred from equity to the income statement to the extent of any cumulative loss recorded in equity, with any excess charged directly to the income statement.

Financial liabilities

Financial liabilities are measured at amortized cost using the effective interest rate method. A financial liability is derecognized when the obligation under the liability expires, is discharged or canceled.

Inventories

Inventories are stated at the lower of cost and net realizable value.

Trade receivables

Trade receivables are recorded at their original amount less provision for impairment. It is the Group’s policy to provide for 100% of the previous month’s aged receivables balances which are more than 180 days past due. Adjustments to the policy may be made due to specific or exceptional circumstances when collection is no longer considered probable. The carrying amount of the receivable is reduced through the use of a provision account and movements in the provision are recognized in the income statement within cost of sales. When a previously provided trade receivable is uncollectable, it is written off against the provision.

Cash and cash equivalents

Cash comprises cash in hand and demand deposits.

Cash equivalents are short-term highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

In the cash flow statement cash and cash equivalents are shown net of short-term overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

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

Trade payables

Trade payables are non-interest-bearing and are stated at their nominal value.

Loyalty program

The hotel loyalty program, Priority Club Rewards (“PCR”), enables members to earn points, funded through hotel assessments, during each stay at an IHG branded hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using eventual redemption rates determined by actuarial methods and points values.

The Group pays interest to the loyalty program on the accumulated cash received in advance of redemption of the points awarded.

Self insurance

The Group is self-insured for various insurable risks including general liability, workers’ compensation and employee medical and dental coverage. Insurance reserves include projected settlements for known and incurred but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that a payment will be made and a reliable estimate of the amount payable can be made. If the effect of the time value of money is material, the provision is discounted.

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

Defined benefit plans

Plan assets are measured at fair value and plan liabilities are measured on an actuarial basis, using the projected unit credit method and discounting at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities. The difference between the value of plan assets and liabilities at the balance sheet date is the amount of surplus or deficit recorded on the balance sheet as an asset or liability. An asset is recognized when the employer has an unconditional right to use the surplus at some point during the life of the plan or on its wind up. If a refund would be subject to a tax other than income tax, as is the case in the United Kingdom, the asset is recorded at the amount net of tax.

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

Revenue recognition

Revenue is derived from the following sources: owned and leased properties; management fees; franchise fees and other revenues which are ancillary to the Group’s operations, including technology fee income.

Generally, revenue represents sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business and recognized when services have been rendered. The following is a description of the composition of revenues of the Group.

Owned and leased — primarily derived from hotel operations, including the rental of rooms and food and beverage sales from owned and leased hotels operated under the Group’s brand names. Revenue is recognized when rooms are occupied and food and beverages are sold.

Management fees — earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotel’s profitability or cash flows. Revenue is recognized when earned and realized or realizable under the terms of the contract.

Franchise fees — received in connection with the license of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of room revenue. Revenue is recognized when earned and realized or realizable under the terms of the agreement.

Share-based payments

The cost of equity-settled transactions with employees is measured by reference to fair value at the date at which the shares are granted. Fair value is determined by an external valuer using option pricing models.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which any performance or other conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

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

The Group has taken advantage of the transitional provisions of IFRS 2 “Share-based Payments” in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after November 7, 2002 that had not vested before January 1, 2005.

Leases

Operating lease rentals are charged to the income statement on a straight-line basis over the term of the lease.

Assets held under finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease, with a corresponding liability being recognized for the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Lease payments are apportioned between the reduction of the lease liability and finance charges in the income statement so as to achieve a constant rate of interest on the remaining balance of the liability. Assets held under finance leases are depreciated over the shorter of the estimated useful life of the asset and the lease term.

Disposal of non-current assets

The Group recognizes the sales proceeds and related gain or loss on disposal on completion of the sales process. In determining whether the gain or loss should be recorded, the Group considers whether it:

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

Exceptional items

The Group discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance of the Group and provides consistency with the Group’s internal management reporting. Exceptional items are identified by virtue of either their size or nature so as to facilitate comparison with prior periods and to assess underlying trends in financial performance. Exceptional items can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, restructuring costs and the release of tax provisions.

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

The estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are:

•	Impairment — the Group determines whether goodwill is impaired on an annual basis or more frequently if there are indicators of impairment. Other non-current assets, including property, plant and equipment, are tested for impairment if there are indicators of impairment. Impairment testing requires an estimate of future cash flows and the choice of a suitable discount rate and, in the case of hotels, an assessment of recoverable amount based on comparable market transactions.

•	Retirement and other post-employment benefits — the cost of defined benefit pension plans and other post-employment benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases.

•	Tax — provisions for tax accruals require judgments on the interpretation of tax legislation, developments in tax case law and the potential outcomes of tax audits and appeals. In addition, deferred tax assets are recognized for unused tax attributes to the extent that it is probable that taxable profit will be available against which they can be utilized. Judgment is required as to the amount that can be recognized based on the likely amount and timing of future taxable profits, taking into account expected tax planning. Deferred tax balances are dependent on management’s expectations regarding the manner and timing of recovery of the related assets.

•	Loyalty program — the future redemption liability included in trade and other payables is estimated using actuarial methods based on statistical formulae that project the timing of future point redemptions based on historical levels to give eventual redemption rates.

•	Trade receivables — a provision for impairment of trade receivables is made on the basis of historical experience and other factors considered relevant by management.

•	Other — the Group also makes estimates and judgments in the valuation of management and franchise agreements acquired on asset disposals, the valuation of financial assets classified as available-for-sale, the outcome of legal proceedings and claims and in the valuation of share-based payment costs.

New standards and interpretations

The IASB and IFRIC issued the following standards and interpretations with an effective date after the date of these financial statements. They have not been adopted early by the Group and will be adopted in accordance with the effective date. The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group’s reported income or net assets in the period of adoption.

IFRS 2	Share-based Payment (Amendment) Effective from January 1, 2009
IFRS 3R	Business Combinations Effective from July 1, 2009
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations (Amendment) Effective from July 1, 2009
IFRS 8	Operating Segments Effective from January 1, 2009
IAS 1	Presentation of Financial Statements (Amendment) Effective from January 1, 2009
IAS 23	Borrowing Costs (Amendment) Effective from January 1, 2009
IAS 27R	Consolidated and Separate Financial Statements Effective from July 1, 2009.
IFRIC 13	Customer Loyalty Programmes Effective from July 1, 2008.
IFRIC 16	Hedges of a Net Investment in a Foreign Operation Effective from October 1, 2008.

Note: the effective dates are in respect of accounting periods beginning on or after the date shown.

Note 2 — Exchange Rates and Segmental Information

Exchange Rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.55 (2007 $1 = £0.50, 2006 $1 = £0.54). In the case of the euro, the translation rate is $1 = €0.68 (2007 $1 = €0.73, 2006 $1 = €0.80).

Assets and liabilities have been translated into US dollars at the rates of exchange on the balance sheet date. In the case of sterling, the translation rate is $1 = £0.69 (2007 $1 = £0.50, 2006 $1 = £0.51). In the case of the euro, the translation rate is $1 = €0.71 (2007 $1 = €0.68, 2006 $1 = €0.76).

Segmental Information

The primary segmental reporting format is determined to be three main geographical regions:

Americas;

Europe, the Middle East and Africa (“EMEA”); and

Asia Pacific.

These, together with Central functions, form the principal format by which management is organized and makes operational decisions. Central functions include costs of global functions including technology, sales and marketing, finance, human resources and corporate services; revenue arises principally from technology fee income.

The Group further breaks each geographical region into three distinct business models which offer different growth, return, risk and reward opportunities:

Franchised

Where the Group neither owns nor manages the hotel, but licenses the use of a Group brand and provides access to reservation systems, loyalty schemes, and know-how. The Group derives revenues from a brand royalty or licensing fee, based on a percentage of room revenue.

Managed

Where, in addition to licensing the use of a Group brand, the Group manages the hotel for third-party owners. The Group derives revenues from base and incentive management fees and provides the system infrastructure necessary for the hotel to operate. Management contract fees are generally a percentage of hotel revenue and may have an additional incentive fee linked to profitability or cash flow. The terms of these agreements vary, but are often long-term (for example, 10 years or more). The Group’s responsibilities under the management agreement typically include hiring, training and supervising the managers and employees that operate the hotels under the relevant brand standards. In order to gain access to central reservation systems, global and regional brand marketing and brand standards and procedures, owners are typically required to make a further contribution.

Owned and leased

Where the Group both owns (or leases) and operates the hotel and, in the case of ownership, takes all the benefits and risks associated with ownership.

Segmental results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segmental Information

Year ended December 31, 2008

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Total
	($ million)

Owned and leased	257	240	159	—	656
Managed	168	168	113	—	449
Franchised	495	110	18	—	623
Central	—	—	—	126	126

Continuing operations	920	518	290	126	1,854
Discontinued operations — owned and leased	43	—	—	—	43

	963	518	290	126	1,897

Segmental result

			Asia
	Americas	EMEA	Pacific	Central	Total
	($ million)

Owned and leased	41	45	43	—	129
Managed	51	95	55	—	201
Franchised	426	75	8	—	509
Regional and central	(67)	(44)	(38)	(155)	(304)

Continuing operations	451	171	68	(155)	535
Exceptional operating items	(99)	(21)	(2)	(10)	(132)

Operating profit	352	150	66	(165)	403
Discontinued operations — owned and leased	14	—	—	—	14

	366	150	66	(165)	417

	Continuing	Discontinued	Total
	($ million)

Operating profit before exceptional items	535	14	549
Exceptional operating items	(132)	—	(132)

Operating profit	403	14	417
Net finance costs	(101)	—	(101)

Profit before tax	302	14	316
Tax	(54)	(5)	(59)

Profit after tax	248	9	257
Gain on disposal of assets, net of tax	—	5	5

Profit for the year	248	14	262

Year ended December 31, 2008

Assets and liabilities

			Asia
	Americas	EMEA	Pacific	Central	Total
	($ million)

Segment assets	1,031	957	613	189	2,790
Non-current assets classified as held for sale	209	1	—	—	210

	1,240	958	613	189	3,000

Unallocated assets:
Current tax receivable					36
Cash and cash equivalents					82

Total assets					3,118

Segment liabilities	(638)	(470)	(159)	—	(1,267)
Liabilities classified as held for sale	(4)	—	—	—	(4)

	(642)	(470)	(159)	—	(1,271)

Unallocated liabilities:
Current tax payable					(374)
Deferred tax payable					(117)
Loans and other borrowings					(1,355)

Total liabilities					(3,117)

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Total
	($ million)

Continuing operations:
Capital expenditure(i)	12	7	13	76	108
Additions to:
Property, plant and equipment	43	2	10	36	91
Intangible assets	7	—	2	40	49
Depreciation and amortization(ii)	31	35	26	20	112
Impairment losses	75	21	—	—	96
Reversal of previously recorded impairment

(i)	Comprises purchases of property, plant and equipment, intangible assets and associates and other financial assets and acquisitions of subsidiaries as included in the Consolidated Cash Flow Statement.

(ii)	Included in the $112 million of depreciation and amortization is $32 million relating to administrative expenses and $80 million relating to cost of sales.

Segmental Information

Year ended December 31, 2007

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Total
	($ million)

Owned and leased	257	244	145	—	646
Managed	156	167	99	—	422
Franchised	489	81	16	—	586
Central	—	—	—	117	117

Continuing operations	902	492	260	117	1,771
Discontinued operations — owned and leased	62	17	—	—	79

	964	509	260	117	1,850

Segmental result

			Asia
	Americas	EMEA	Pacific	Central	Total
	($ million)

Owned and leased	40	33	36	—	109
Managed	41	87	46	—	174
Franchised	425	58	6	—	489
Regional and central	(66)	(44)	(25)	(163)	(298)

Continuing operations	440	134	63	(163)	474
Exceptional operating items	17	21	17	5	60

Operating profit	457	155	80	(158)	534
Discontinued operations — owned and leased	16	1	—	—	17

	473	156	80	(158)	551

	Continuing	Discontinued	Total
	($ million)

Operating profit before exceptional items	474	17	491
Exceptional operating items	60	—	60

Operating profit	534	17	551
Net finance costs	(90)	—	(90)

Profit before tax	444	17	461
Tax	(24)	(6)	(30)

Profit after tax	420	11	431
Gain on disposal of assets, net of tax	—	32	32

Profit for the year	420	43	463

Year ended December 31, 2007*

Assets and liabilities

			Asia
	Americas	EMEA	Pacific	Central	Total
	($ million)

Segment assets	1,233	1,216	672	167	3,288
Non-current assets classified as held for sale	115	—	—	—	115

	1,348	1,216	672	167	3,403

Unallocated assets:
Current tax receivable					109
Cash and cash equivalents					105

Total assets					3,617

Segment liabilities	(562)	(477)	(136)	—	(1,175)
Liabilities classified as held for sale	(6)	—	—	—	(6)

	(568)	(477)	(136)	—	(1,181)

Unallocated liabilities:
Current tax payable					(426)
Deferred tax payable					(148)
Loans and other borrowings					(1,764)

Total liabilities					(3,519)

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Total
	($ million)

Continuing operations:
Capital expenditure(i)	57	41	40	46	184
Additions to:
Property, plant and equipment	32	28	28	20	108
Intangible assets	9	9	6	26	50
Depreciation and amortization(ii)	33	35	22	23	113
Reversal of previously recorded impairment	—	—	6	—	6
Discontinued operations:
Capital expenditure(i)	1	1	—	—	2
Depreciation and amortization(ii)	1	2	—	—	3

*	Restated for IFRIC 14 (see page F-11).

(i)	Comprises purchases of property, plant and equipment, intangible assets and associates and other financial assets as included in the Consolidated Cash Flow Statement.

(ii)	Included in the $116 million of depreciation and amortization is $35 million relating to administrative expenses and $81 million relating to cost of sales.

Segmental Information

Year ended December 31, 2006

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Total
	($ million)

Owned and leased	192	169	131	—	492
Managed	143	131	65	—	339
Franchised	443	63	8	—	514
Central	—	—	—	101	101

Continuing operations	778	363	204	101	1,446
Discontinued operations — owned and leased	74	245	—	—	319

	852	608	204	101	1,765

Segmental result

	Americas	EMEA	Asia Pacific	Central	Total
	($ million)

Owned and leased	22	(7)	31	—	46
Managed	50	68	39	—	157
Franchised	382	44	5	—	431
Regional and central	(59)	(36)	(23)	(149)	(267)

Continuing operations	395	69	52	(149)	367
Exceptional operating items	44	4	—	—	48

Operating profit	439	73	52	(149)	415
Discontinued operations — owned and leased	12	45	—	—	57

	451	118	52	(149)	472

	Continuing	Discontinued	Total
	($ million)

Operating profit before exceptional items	367	57	424
Exceptional operating items	48	—	48

Operating profit	415	57	472
Net finance costs	(20)	—	(20)

Profit before tax	395	57	452
Tax	97	(21)	76

Profit after tax	492	36	528
Gain on disposal of assets, net of tax	—	226	226

Profit for the year	492	262	754

Year ended December 31, 2006

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Total
	($ million)

Continuing operations:
Capital expenditure(i)	62	90	31	28	211
Additions to:
Property, plant and equipment	213	97	16	7	333
Intangible assets	18	57	2	20	97
Depreciation and amortization(ii)	28	31	19	24	102
Reversal of previously recorded impairment	—	4	—	—	4
Discontinued operations:
Capital expenditure(i)	2	15	—	—	17
Additions to property, plant and equipment	—	7	—	—	7
Depreciation and amortization(ii)	7	9	—	—	16
Impairment of assets held for sale	5	—	—	—	5

(i)	Comprises purchases of property, plant and equipment, intangible assets and other financial assets and acquisitions of subsidiaries as included in the Consolidated Cash Flow Statement.

(ii)	Included in the $118 million of depreciation and amortization is $39 million relating to administrative expenses and $79 million relating to cost of sales.

Note 3 — Staff costs and Directors’ emoluments

Staff

	Year ended December 31,
	2008	2007	2006
	($ million)

Costs:
Wages and salaries	588	586	553
Social security costs	55	61	70
Pension and other post-retirement benefits:
Defined benefit plans	8	8	11
Defined contribution plans	30	25	20

	681	680	654

Average number of employees, including part-time employees:

	Year ended December 31,
	2008	2007	2006
	(Number)

Americas	3,570	3,761	3,771
EMEA	2,012	2,249	3,940
Asia Pacific	1,481	1,514	1,252
Central	1,271	1,150	1,023

	8,334	8,674	9,986

The costs of the above employees are borne by IHG. In addition, the Group employs 4,037 (2007 3,695, 2006 3,543) people who work in managed hotels or directly on behalf of the system funds and whose costs of $235 million (2007 $216 million, 2006 $198 million) are borne by those hotels or by the funds.

Retirement benefits

Retirement and death in service benefits are provided for eligible employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan. The plan, which is funded and HM Revenue & Customs registered, covers approximately 460 (2007 440, 2006 410) employees, of which 170 (2007 200, 2006 220) are in the defined benefit section which provides pensions based on final salaries and 290 (2007 240, 2006 190) are in the defined contribution section. The defined benefit section of the plan closed to new entrants during 2002 with new members provided with defined contribution arrangements. The assets of the plan are held in self-administered trust funds separate from the Group’s assets. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime allowance. The Group also maintains the following US-based defined benefit plans; the funded InterContinental Hotels Pension Plan, unfunded InterContinental Hotels non-qualified pension plans and post-employment benefits schemes. These plans are now closed to new members. The Group also operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.

The amounts recognized in the Consolidated Income Statement in respect of the defined benefit plans are:

							Post-
	Pension plans						employment
	UK			US and other			benefits			Total
Recognized in administrative expenses	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	($ million)

Current service costs	9	10	9	1	—	—	—	—	—	10	10	9
Interest cost on benefit obligation	30	30	24	10	10	9	1	1	2	41	41	35
Expected return on plan assets	(32)	(34)	(26)	(11)	(9)	(7)	—	—	—	(43)	(43)	(33)

	7	6	7	—	1	2	1	1	2	8	8	11

The amounts recognized in the Consolidated Statement of Recognized Income and Expenses are:

	Pension plans						Post-employment
	UK			US and other			benefits			Total
Actuarial gains and losses	2008	2007*	2006	2008	2007	2006	2008	2007	2006	2008	2007*	2006
	($ million)

Actual return on plan assets	(25)	28	39	(27)	9	11	—	—	—	(52)	37	50
Less: expected return on plan assets	(32)	(34)	(26)	(11)	(9)	(7)	—	—	—	(43)	(43)	(33)

	(57)	(6)	13	(38)	—	4	—	—	—	(95)	(6)	17
Other actuarial gains and losses	55	31	(22)	3	—	—	1	—	1	59	31	(21)

Total actuarial gains and losses	(2)	25	(9)	(35)	—	4	1	—	1	(36)	25	(4)
Asset restriction**	(14)	(17)	—	—	—	—	—	—	—	(14)	(17)	—

	(16)	8	(9)	(35)	—	4	1	—	1	(50)	8	(4)

 * Restated for IFRIC 14 (see page F-11).

** Relates to tax that would be deducted at source in respect of a refund of the surplus.

The assets and liabilities of the schemes and the amounts recognized in the balance sheet are:

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
	2008	2007*	2008	2007	2008	2007	2008	2007*
	($ million)

Schemes in surplus
Fair value of plan assets	437	611	16	15	—	—	453	626
Present value of benefit obligations	(377)	(550)	(13)	(10)	—	—	(390)	(560)

Surplus in schemes	60	61	3	5	—	—	63	66
Asset restrictions**	(23)	(17)	—	—	—	—	(23)	(17)

Retirement benefit assets	37	44	3	5	—	—	40	49

Schemes in deficit
Fair value of plan assets	—	—	96	129	—	—	96	129
Present value of benefit obligations	(34)	(47)	(172)	(174)	(19)	(20)	(225)	(241)

Retirement benefit obligations	(34)	(47)	(76)	(45)	(19)	(20)	(129)	(112)

Total fair value of plan assets	437	611	112	144	—	—	549	755

Total present value of benefit obligations	(411)	(597)	(185)	(184)	(19)	(20)	(615)	(801)

 * Restated for IFRIC 14 (see page F-11).

** Relates to tax that would be deducted at source in respect of a refund of the surplus.

The “US and other” surplus of $3 million relates to a defined benefit pension scheme in Hong Kong. Included within the “US and other” deficit is $1 million relating to a defined benefit pension plan in the Netherlands.

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligation are:

	Pension plans						Post-employment
	UK			US			benefits
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	(%)

Wages and salaries increases	4.5	4.9	4.6	—	—	—	4.0	4.0	4.0
Pensions increases	3.0	3.4	3.1	—	—	—	—	—	—
Discount rate	5.6	5.5	5.0	6.2	5.8	5.8	6.2	5.8	5.8
Inflation rate	3.0	3.4	3.1	—	—	—	—	—	—
Healthcare cost trend rate assumed for next year							9.5	10.0	10.0
Ultimate rate that the cost trend rate trends to							5.0	5.0	5.0

Mortality is the most significant demographic assumption. In respect of the UK plans, the specific mortality rates used are in line with the PA92 medium cohort tables, with age rated down by one year, implying the following life expectancies at retirement. In the US, life expectancy is determined by reference to the RP-2000 healthy tables.

	Pension plans
	UK			US
	2008	2007	2006	2008	2007	2006
	(Years)

Current pensioners at 65 — male(i)	23	23	23	18	18	18
Current pensioners at 65 — female(i)	26	26	26	20	20	20
Future pensioners at 65 — male(ii)	24	24	24	18	18	18
Future pensioners at 65 — female(ii)	27	27	27	20	20	20

(i)	Relates to assumptions based on longevity (in years) following retirement at the balance sheet date.

(ii)	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2028.

The assumptions allow for expected increases in longevity.

Sensitivities

The value of scheme assets is sensitive to market conditions, particularly equity values. Changes in assumptions used for determining retirement benefit costs and obligations may have a material impact on the income statement and the balance sheet. The main assumptions are the discount rate, the rate of inflation and the assumed mortality rate. The following table provides an estimate of the potential impact of each of these variables on the pension plans.

	UK		US
	Higher/	Increase/	Higher/	Increase/
	(lower)	(decrease)	(lower)	(decrease)
	pension cost	in liabilities	pension cost	in liabilities
	($ million)

Discount rate — 0.25% decrease	0.6	21.7	—	4.8
Discount rate — 0.25% increase	(0.4)	(20.5)	—	(4.6)
Inflation rate — 0.25% increase	1.3	20.4	—	—
Inflation rate — 0.25% decrease	(1.2)	(19.2)	—	—
Mortality rate — one year increase	0.6	7.9	—	6.1

In 2018, the healthcare cost trend rate reaches the assumed ultimate rate. A one percentage point increase/(decrease) in assumed healthcare costs trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2008, by approximately $1.7 million (2007 $1.9 million) and would increase/(decrease) the total of the service and interest cost components of net post-employment healthcare cost for the period then ended by approximately $0.1 million (2007 $0.1 million).

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
Movement in benefit obligation	2008	2007	2008	2007	2008	2007	2008	2007
	($ million)

Benefit obligation at beginning of year	597	585	184	175	20	20	801	780
Current service cost	9	10	1	—	—	—	10	10
Members’ contributions	1	1	—	—	—	—	1	1
Interest expense	30	30	10	10	1	1	41	41
Benefits paid	(12)	(13)	(12)	(11)	(1)	(1)	(25)	(25)
Reclassification(i)	—	—	5	10	—	—	5	10
Actuarial gain arising in the year	(55)	(31)	(3)	—	(1)	—	(59)	(31)
Exchange adjustments	(159)	15	—	—	—	—	(159)	15

Benefit obligation at end of year	411	597	185	184	19	20	615	801

Comprising:
Funded plans	377	550	141	139	—	—	518	689
Unfunded plans	34	47	44	45	19	20	97	112

	411	597	185	184	19	20	615	801

(i)	Relates to the recognition of the gross assets and obligations of the Netherlands (2007 Hong Kong) pension scheme.

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
Movement in plan assets	2008	2007	2008	2007	2008	2007	2008	2007
	($ million)

Fair value of plan assets at beginning of year	611	527	144	111	—	—	755	638
Company contributions	30	54	3	20	1	1	34	75
Members’ contributions	1	1	—	—	—	—	1	1
Benefits paid	(12)	(13)	(12)	(11)	(1)	(1)	(25)	(25)
Reclassification(i)	—	—	4	15	—	—	4	15
Expected return on plan assets	32	34	11	9	—	—	43	43
Actuarial loss arising in the year	(57)	(6)	(38)	—	—	—	(95)	(6)
Exchange adjustments	(168)	14	—	—	—	—	(168)	14

Fair value of plan assets at end of year	437	611	112	144	—	—	549	755

(i)	Relates to the recognition of the gross assets and obligations of the Netherlands (2007 Hong Kong) pension scheme.

The most recent actuarial valuation of the InterContinental Hotels UK Pension Plan was carried out as at March 31, 2006 and showed a deficit of £81 million on a funding basis. Under the recovery plan agreed with the trustees, the Group aims to eliminate this deficit by March 2014 through additional Company contributions and projected investment returns. Of the agreed contributions of £40 million, three payments of £10 million have been made and the final commitment of £10 million is being met through the funding of the enhanced pension transfer arrangements detailed below. The next actuarial valuation is due as at March 31, 2009. Company contributions are expected to be $14 million in 2009.

The combined assets of the principal plans and expected rate of return are:

	2008		2007		2006
	Long-term		Long-term		Long-term
	rate of		rate of		rate of
	return		return		return
	expected	Value	expected	Value	expected	Value
	(%)	($ million)	(%)	($ million)	(%)	($ million)

UK pension plans
Liability matching investment funds	3.9	192	—	—	—	—
Equities	7.9	87	7.9	219	7.9	251
Bonds	3.9	140	4.8	360	4.6	241
Other	7.9	18	7.9	32	7.9	35

Total market value of assets		437		611		527

US pension plans
Equities	9.5	37	9.5	77	9.5	67
Fixed income	5.5	55	5.5	52	5.5	43

Total market value of assets		92		129		110

The expected rate of return on assets has been determined following advice from the plans’ independent actuaries and is based on the expected return on each asset class together with consideration of the long-term asset strategy. In conjunction with the Group, the trustees have recently conducted an asset-liability matching study and this has resulted in the adoption of a revised asset allocation strategy for the UK plan. This strategy, which was in the process of implementation at December 31, 2008, aims to have 61% of the plan’s assets invested in liability matching assets and 39% in return seeking assets.

History of experience gains and losses:

UK pension plans	2008	2007	2006	2005	2004
	($ million)

Fair value of plan assets	437	611	527	431	907
Present value of benefit obligations	(411)	(597)	(585)	(473)	(1,158)

Surplus/(deficit) in the plans	26	14	(58)	(42)	(251)
Experience adjustments arising on plan liabilities	55	31	(22)	(122)	(109)
Experience adjustments arising on plan assets	(57)	(6)	13	86	26

US and other pension plans	2008	2007	2006	2005	2004
	($ million)

Fair value of plan assets	112	144	111	106	107
Present value of benefit obligations	(185)	(184)	(175)	(176)	(172)

Deficit in the plans	(73)	(40)	(64)	(70)	(65)
Experience adjustments arising on plan liabilities	3	—	—	(5)	(11)
Experience adjustments arising on plan assets	(38)	—	4	(2)	2

US post-employment benefits	2008	2007	2006	2005	2004
	($ million)

Present value of benefit obligations	(19)	(20)	(19)	(20)	(21)
Experience adjustments arising on plan liabilities	1	—	1	1	(1)

The cumulative amount of actuarial gains and losses recognized since January 1, 2004 in the Consolidated Statement of Recognized Income and Expense is $150 million (2007 $114 million, 2006 $139 million). The Group is unable to determine how much of the pension scheme deficit recognized on transition to IFRS of $298 million and taken directly to total equity is attributable to actuarial gains and losses since inception of the schemes. Therefore, the Group is unable to determine the amount of actuarial gains and losses that would have been recognized in the Consolidated Statement of Recognized Income and Expense before January 1, 2004.

Post balance sheet event

Subsequent to the year end, approval was given for the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension provider. The payments, comprising lump sum amounts of £5.8 million and additional contributions of £4.2 million, were made by the Group on January 23, 2009. The transfer values subsequently paid by the plan were £45 million and the corresponding IAS 19 liability extinguished was £38 million. The settlement loss arising, together with the lump sum payment and costs of arrangement, will be charged to the Consolidated Income Statement as an exceptional item, estimated at $22 million, in the first quarter of 2009.

Policy on remuneration of Executive Directors and senior executives

The following policy has applied throughout the year and, except where stated, will apply in future years, subject to periodic review.

Total level of remuneration

IHG’s overall remuneration is intended to:

•	attract and retain high-quality executives in an environment where compensation levels are based on global market practice;

•	drive aligned focus and reward the achievement of key strategic objectives;

•	support equitable treatment between members of the same executive team; and

•	facilitate global assignments and relocation.

The Company’s strategy is one of achieving competitive outperformance. This is delivered through an ‘asset-light’ operating model, and a focus on core markets. The remuneration strategy seeks to support this by providing upper quartile rewards for achievement of challenging targets, set at levels to deliver competitive advantage. The Remuneration Committee believes that it is important to reward management for targets achieved, provided those targets are stretching, and aligned with shareholders’ interests.

Key developments

2008

Growth in operating profit from continuing operations before exceptional items was 13%.

The Company’s Earnings Before Interest and Tax (“EBIT”) performance resulted in a bonus outcome of 94.3% of the target amount. Rooms growth of 34,757 net additions resulted in an outcome of 99.1% of target on this measure. As a result of this, IHG exceeded the three-year target of adding 50,000 to 60,000 net rooms by the end of 2008.

2009

The strategy of the Company remains unchanged. The Committee believes that the current remuneration framework continues to provide an appropriate link between reward and competitive performance. However, the Committee has made some adjustments in 2009, to ensure that the strategy of competitive outperformance is sustained in the much more challenging market conditions.

Base salaries and fees for Executive and Non-Executive Directors have been frozen at 2008 levels. This decision has been taken in view of the challenging cost environment within which the entire Company will be operating in the coming year.

In the tough trading conditions anticipated in 2009, achieving the Company’s earnings targets will be a key priority. Consequently, the weighting placed on EBIT has been increased in the 2009 Annual Bonus Plan (“ABP”). In addition, all senior executives will have specific cost-savings targets in their key performance objectives.

Performance targets in the Long Term Incentive Plan (“LTIP”) for 2009/11 have been set at stretching levels in the context of the business plan, market expectations, and competitive performance at the time the awards are made. The Committee believes that the current measures of Total Shareholder Return (“TSR”) and Earnings Per Share (“EPS”) will provide a transparent way for shareholders to assess IHG’s competitive performance in the turbulent environment being experienced.

In light of the significant market slowdown expected during this three-year cycle, the EPS growth scale for the 2009/11 LTIP has been reduced. The lower, threshold performance requirement is ahead of current market forecasts of IHG’s EPS growth over the next LTIP cycle, and stretching in the context of market expectations of industry-wide

RevPAR decline. Despite the stretching nature of this revised range, the Committee has decided that, due to the reduced EPS scale, the maximum award level for the EPS portion of the LTIP will be reduced by half.

Vesting will occur on a straight-line basis within the threshold range of 0-10% per annum growth, with no award at the lower threshold (compared to 20% of salary paid for achievement of threshold previously). Thus, meaningful levels of vesting for this element can only be achieved through EPS performance that is significantly higher than market forecasts. No change has been made to the TSR element of the LTIP scheme.

The Committee believes this 2009 remuneration structure will focus management activity on making further competitive gains, however challenging the market conditions.

Remuneration structure

IHG’s remuneration scheme for senior executives places a strong emphasis on performance-related reward. The individual elements are designed to provide the appropriate balance between fixed remuneration and variable “risk” reward, linked to both the performance of the Group and the achievements of the individual. Group performance-related measures are chosen carefully to ensure a strong link between reward and underlying financial performance, and emphasis is placed on achievement of key strategic priorities.

The normal policy for all Executive Directors is that, using “target” or “expected value” calculations, their performance-related incentives will equate to approximately 70% of total annual remuneration (excluding pensions & benefits).

The main components of remuneration are as follows:

Base salary and benefits  The salary for each Executive Director is reviewed annually and is based on both individual performance and on the relevant competitive market data. Internal relativities and salary levels in the wider employment market are also taken into account. Base salary is the only element of remuneration which is pensionable.

In addition, benefits are provided to Executive Directors in accordance with local market practice.

In assessing levels of pay and benefits, IHG analyzes those offered by different groups of comparator companies. These groups are chosen having regard to participants’:

•	size — turnover, profits and the number of people employed;

•	diversity and complexity of businesses;

•	geographical spread of businesses; and

•	relevance to the hotel industry.

Executive Directors’ salaries for 2009 remain unchanged as shown below:

	2009 Salary	2008 Salary

Andrew Cosslett	£802,000	£802,000

Richard Solomons	£510,000	£510,000

Annual Bonus Plan  Awards under the Annual Bonus Plan (“ABP”) require the achievement of challenging performance goals before target bonus is payable.

The maximum bonus a participant can receive in any one year is 200% of salary. Achievement of target performance results in a bonus of 115% of salary. Half of any bonus earned is deferred in the form of shares for three years. No matching shares are awarded by the Company. The first cash and share awards will be made under these arrangements in 2009, in respect of the 2008 financial year.

For 2008, awards under the ABP were linked to individual performance (30% of total award), EBIT (50% of total award) and net annual rooms additions (20% of total award). Individual performance was measured by the achievement of specific key performance objectives that were linked directly to the Group’s strategic priorities, and an assessment of performance against leadership competencies and behaviours.

Under the financial measure (EBIT), threshold payout is 90% of target performance, with maximum payout at 110% or more of target. If performance under the financial measure in any year is below threshold, payout on all other measures is reduced by half.

For awards in respect of the 2009 financial year, the ABP will operate as described above, except for an increase in the weighting of the EBIT measure to 70% of the total bonus opportunity. In addition, if EBIT performance is lower than 85% of target, there will be no annual bonus payout on any measures for the 2009 financial year.

Long Term Incentive Plan  The Long Term Incentive Plan (“LTIP”) allows Executive Directors and eligible employees to receive share awards, subject to the achievement of performance conditions, set by the Committee, normally measured over a three-year period. Awards are made annually and, other than in exceptional circumstances, will not exceed three times annual salary for Executive Directors.

The performance conditions for the LTIP are:

•	IHG’s TSR relative to the Dow Jones World Hotels index (“index”); and

•	growth in adjusted EPS over the period.

As indicated to major shareholders last year, the Remuneration Committee will be carrying out a more detailed review during 2009 of IHG’s executive incentive plans, with a particular focus on the performance measures used in the LTIP. If it is concluded that changes are desirable, they will be introduced in 2010 for the 2010/12 LTIP cycle.

For the 2008/10 LTIP cycle, performance will be measured by reference to two components:

TSR (Maximum award of 135% of salary)

•	20% of the TSR award will be released if TSR compound annual growth is equal to the index (threshold performance);

•	100% of the TSR award will be released if TSR compound annual growth exceeds the index by 8% or more.

EPS (Maximum award of 135% of salary)

•	20% of the EPS award will be released if compound annual growth in adjusted EPS is 6% (threshold performance);

•	100% of the EPS award will be released if compound annual growth in adjusted EPS is 16% or more (maximum performance).

For the 2009/11 LTIP cycle, performance will be measured by reference to two components:

TSR (Maximum award of 135% of salary)

•	20% of the TSR award will be released if TSR compound annual growth is equal to the index (threshold performance);

•	100% of the TSR award will be released if TSR compound annual growth exceeds the index by 8% or more.

EPS (Maximum award of 70% of salary)

•	0% of the EPS award will be released if compound annual growth in adjusted EPS is 0% (threshold performance);

•	100% of the EPS award will be released if compound annual growth in adjusted EPS is 10% or more (maximum performance).

For all award cycles, vesting between all stated points will be on a straight-line basis and will continue to be measured in constant currency. Awards under the LTIP lapse if performance conditions are not met — there is no re-testing. In setting the targets, the Committee has taken into account a range of factors, including IHG’s strategic plans, analysts’ expectations for IHG’s performance and for the industry as a whole, the historical performance of the industry and FTSE 100 market practice.

Executive Share Options  Since 2006, executive share options have not formed part of the Group’s remuneration strategy. Details of prior share option grants are given in the table on page F-39.

Share capital  During 2008, no awards or grants over shares were made that would be dilutive of the Company’s ordinary share capital. Current policy is to settle the majority of awards or grants under any of the Company’s share plans with shares purchased in the market. A number of options granted before 2005 are yet to be exercised and will be settled with the issue of new shares.

Share Ownership  The Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individual’s personal interest and that of the shareholders.

The Executive Directors are expected to hold all shares earned (net of any share sales required to meet personal tax liabilities) from the Group’s remuneration plans while the value of their holding is less than twice their base salary or three times in the case of the Chief Executive.

Policy on external appointments

The Company recognizes that its Executive Directors may be invited to become Non-Executive Directors of other companies and that such duties can broaden experience and knowledge and benefit the business. Executive Directors are, therefore, allowed to accept one Non-Executive appointment (in addition to any positions where the Director is appointed as the Group’s representative), subject to Board approval, as long as this is not likely to lead to a conflict of interest. Executive Directors are generally authorized to retain the fees received.

Andrew Cosslett was Non-Executive Chairman of Duchy Originals Limited until September 30, 2008, for which he received no remuneration.

Contracts of service

a)	Policy

The Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months. Andrew Cosslett and Richard Solomons have service agreements with a notice period of 12 months. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial notice period reducing to 12 months may be used, in accordance with the Combined Code.

No provisions for compensation for termination following change of control, nor for liquidated damages of any kind, are included in the current Directors’ contracts. In the event of any early termination of an Executive Director’s contract, the policy is to seek to minimize any liability.

Non-Executive Directors have letters of appointment. David Webster’s appointment as Non-Executive Chairman, effective from January 1, 2004, is subject to six months’ notice. The dates of appointment of the other Non-Executive Directors are set out on page 53. All Directors’ appointments and subsequent reappointments are subject to election and re-election by shareholders.

b)  Directors’ contracts

	Contract(1)	Unexpired term/
Director	effective date	notice period

Andrew Cosslett	02.03.05	12 months
Stevan Porter	04.15.03	n/a(2)
Richard Solomons	04.15.03	12 months

(1)	Each of the Executive Directors signed a letter of appointment, effective from completion of the June 2005 capital reorganization of the Group incorporating the same terms as their original service agreements.

(2)	Stevan Porter passed away on August 7, 2008.

Policy regarding pensions

Andrew Cosslett, Richard Solomons and other senior UK-based employees participate on the same basis in the executive section of the registered InterContinental Hotels UK Pension Plan and, if appropriate, the InterContinental Executive Top-Up Scheme. The latter is an unfunded arrangement, but with appropriate security provided via a fixed charge on a hotel asset. As an alternative to these unfunded arrangements, a cash allowance may be taken.

Senior US-based executives participate in US retirement benefits plans, as did Stevan Porter until his death on August 7, 2008.

Executives outside the United Kingdom and United States participate in the InterContinental Hotels Group International Savings and Retirement Plan or other local plans.

Policy on remuneration of Non-Executive Directors

Non-Executive Directors are paid a fee which is approved by the Board, having taken account of the fees paid in other companies of a similar complexity. Higher fees are payable to the Senior Independent Director who chairs the Audit Committee and to the Chairman of the Remuneration Committee, reflecting the additional responsibilities of these roles.

Non-Executive Directors’ fee levels were last established by the Board on January 1, 2007 and were scheduled to be reviewed in 2008. However, as indicated on page F-31, IHG has decided to maintain the 2007 and 2008 fee levels for 2009. Therefore, the following annual fee rates remain unchanged:

Role	Fee

Chairman	£390,000
Senior Independent Director & Chairman of Audit Committee	£95,000
Chairman of Remuneration Committee	£80,000
Other Non-Executive Directors	£60,000

Directors’ emoluments

				Total emoluments excluding
				pensions
	Base salaries	Performance		Jan 1, 2008 to	Jan 1, 2007 to
	and fees	payments(1)	Benefits(2)	Dec 31, 2008	Dec 31, 2007
	(£ thousands)

Executive Directors
Andrew Cosslett	787	495	25	1,307	1,276
Stevan Porter(3)	503	593	5	1,101	677
Richard Solomons(4)	561	401	18	980	771
Non-Executive Directors
David Webster	390	—	2	392	392
David Kappler	95	—	—	95	95
Ralph Kugler(5)	72	—	—	72	60
Jennifer Laing	60	—	—	60	60
Robert C Larson	60	—	—	60	60
Jonathan Linen	60	—	—	60	60
Sir David Prosser(6)	33	—	—	33	80
Ying Yeh(7)	60	—	—	60	5
Former Directors(8)	—	—	1	1	1,124

Total	2,681	1,489	51	4,221	4,660

Stevan Porter, Executive Director and President of the Americas region, relinquished his responsibilities in July 2008, due to illness, and he sadly passed away on August 7, 2008. Richard Solomons, Finance Director, took on the additional role of interim President, The Americas, from July 2008 until the end of the calendar year, prior to the appointment of a permanent successor to this role in January 2009. The consequences of these events for the remuneration of both Stevan Porter and Richard Solomons are set out in the footnotes below.

(1)	Performance payments comprise cash payments in respect of participation in the ABP but exclude bonus payments in deferred shares, details of which are set out in the ABP table on page F-37.

(2)	Benefits incorporate all tax assessable benefits arising from the individual’s employment. For Messrs Cosslett and Solomons, this relates in the main to the provision of a fully expensed company car and private healthcare cover. For Stevan Porter, benefits related in the main to private healthcare cover and financial counselling.

(3)	Amounts reported for Stevan Porter reflect his contractual service during the year and include amounts which were paid to his estate related to accrued vacation, a pension allowance, health cover and a pro-rated payment in respect of participation in the ABP through his contractual service period reflective of financial and individual performance from January 1, to June 30, 2008.

(4)	In respect of his additional duties as interim President of the Americas region, Richard Solomons received a salary supplement of £10,000 per month and participated in a special cash bonus plan. The cash bonus plan was linked to ensuring the successful ongoing performance of the Americas Region for 2008. The target bonus award was 115% of the six-month salary supplement (£60,000), in line with our normal annual bonus plan structure. The maximum bonus was 200% of the salary supplement. This element of his bonus paid at 109% of target and is included in performance payments.

(5)	Ralph Kugler’s fee was increased, pro-rata, from June 1, 2008 when he became Chairman of the Remuneration Committee.

(6)	Sir David Prosser retired as a Director and Chairman of the Remuneration Committee on May 31, 2008.

(7)	Ying Yeh was appointed as a Director on December 1, 2007.

(8)	Richard Hartman retired as a Director on September 25, 2007. His emoluments include salary and benefits for 2007 and ABP payments made in 2008, in respect of the 2007 financial year. Sir Ian Prosser retired as a Director on December 31, 2003. However, he had an ongoing healthcare benefit of £1,150 during the year.

Long-term reward

Annual Bonus Plan

Messrs Cosslett, Porter and Solomons participated in the ABP during the year ended December 31, 2008. Messrs Cosslett and Solomons are expected to receive an award on February 23, 2009. Matching shares are no longer awarded. Directors’ pre-tax interests during the year were:

													Value
													based on
					ABP shares								share
		ABP awards		Market	vested			Market			ABP		price of
		during		price	during			price			awards		562 pence
	ABP awards	the year		per share	the year			per share	Value		held at	Planned	at Dec 31,
	held at	Jan 1, 2008	Award	at award	Jan 1, 2008 to	Vesting		at vesting	at vesting		Dec 31,	vesting	2008
Directors	Jan 1, 2008	to Dec 31, 2008	date	(pence)	Dec 31, 2008	date		(pence)	(£)		2008	date	(£)

Andrew Cosslett	28,877(2)		3.8.06	853.67p	28,877	3.10.08		780p	225,241		—
	28,878(2)		3.8.06	853.67p							28,878	3.8.09	162,294
	55,870(3)		2.26.07	1235p							55,870	2.26.10	313,989
		71,287(4)	2.25.08	819.67p							71,287	2.25.11	400,633

Total											156,035		876,916

Stevan Porter	26,978(1)		3.16.05	653.67p	26,978	3.17.08		735p	198,288	(7)	—
	18,531(2)		3.8.06	853.67p	18,531	3.10.08		780p	144,542	(7)	—
	18,530(2)		3.8.06	853.67p	18,530	11.7.08	(6)	542.5p	100,525		—
	29,778(3)		2.26.07	1235p	29,778	11.7.08	(6)	542.5p	161,546		—
		35,743(5)	2.25.08	819.67p	35,743	11.7.08	(6)	542.5p	193,906		—

Total											—

Richard Solomons	29,021(1)		3.16.05	653.67p	29,021	3.17.08		735p	213,304		—
	18,459(2)		3.8.06	853.67p	18,459	3.10.08		780p	143,980		—
	18,459(2)		3.8.06	853.67p							18,459	3.8.09	103,740
	35,757(3)		2.26.07	1235p							35,757	2.26.10	200,954
		45,634(8)	2.25.08	819.67p							45,634	2.25.11	256,463

Total											99,850		561,157

Former Directors

Richard Hartman	29,447(1)		3.16.05	653.67p	29,447	3.17.08		735p	216,435		—
	17,698(2)		3.8.06	853.67p	17,698	3.10.08		780p	138,044		—
	17,696(2)		3.8.06	853.67p	17,696	3.28.08	(9)	772.5p	136,702		—
	51,281(3)		2.26.07	1235p	51,281	3.28.08	(9)	772.5p	396,146		—

Total											—

(1)	This award was based on 2004 financial year performance where the performance measures were related to EPS, EBIT and personal performance. Total shares held include matching shares.

(2)	This award was based on 2005 financial year performance where the performance measures were related to EPS, EBIT and personal performance. Total shares held include matching shares.

(3)	This award was based on 2006 financial year performance where the performance measures were related to EPS and EBIT. Total shares held include matching shares.

(4)	This award was based on 2007 financial year performance where the performance measures were related to Group EBIT and net annual rooms additions. The bonus target was 50% of base salary. Andrew Cosslett was awarded 33% for Group EBIT performance and 19.5% for net annual rooms additions. Andrew Cosslett’s total bonus was therefore 52.5% of his base salary. One matching share was awarded for every two bonus shares earned.

(5)	This award was based on financial year 2007 performance where the performance measures were related to Americas’ EBIT and net annual rooms additions. The bonus target was 50% of base salary. Stevan Porter was awarded 25.75% for Americas’ EBIT performance and 19.5% for net annual rooms additions. Stevan Porter’s total bonus was therefore 45.25% of his base salary. One matching share was awarded for every two bonus shares earned. Stevan Porter also received a cash payment of £3,550.52 in lieu of dividends relating to bonus shares.

(6)	In accordance with Plan rules, Stevan Porter’s ABP shares held at January 1, 2008 and awarded during 2008 (in respect of 2007 performance), and which were due to vest from 2009 onwards, vested early at the discretion of the Remuneration Committee, following his death on August 7, 2008. The value of these entitlements was calculated as at November 7, 2008. A cash payment of £1,525.06 in lieu of dividends relating to bonus shares was paid to his estate. The shares will be released to Mr Porter’s estate following completion of UK probate in due course.

(7)	The value of Stevan Porter’s shares at vesting includes £31,130 that was chargeable to UK income tax.

(8)	This award was based on 2007 financial year performance where the performance measures were related to Group EBIT and net annual rooms additions. The bonus target was 50% of base salary. Richard Solomons was awarded 33% for Group EBIT performance and 19.5% for net annual rooms additions. Richard Solomons’ total bonus was therefore 52.5% of his base salary. One matching share was awarded for every two bonus shares earned.

(9)	At the discretion of the Remuneration Committee, all of Richard Hartman’s shares vested six months after his retirement date of September 25, 2007.

Long Term Incentive Plan (“LTIP”)

In 2008, there were three cycles in operation and one cycle which vested.

The awards made in respect of cycles ending on December 31, 2007, 2008, 2009 and 2010 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are set out in the table below. In respect of the cycle ending on December 31, 2008, the Company finished in third place in the TSR group and achieved a relative cumulative annual growth rate (“CAGR”) of rooms of 4.9%. Accordingly, 86.7% of the award vested on February 18, 2009.

													Maximum	Expected
			Maximum				LTIP shares						value	value
			LTIP shares				vested						based on	based on
			awarded				during						share	share
			during			Market	the year	Market				Maximum	price of	price of
	Maximum		the year			price	Jan 1, 2008	price			Actual/	LTIP awards	562 pence	562 pence
	LTIP awards		Jan 1, 2008			per share	to	per share	Value		planned	held at	at Dec 31,	at Dec 31,
	held at		to Dec 31,		Award	at award	Dec 31,	at vesting	at vesting		vesting	Dec 31,	2008	2008
Directors	Jan 1, 2008		2008		date	(pence)	2008	(pence)	(£)		date	2008	(£)	(£)

Andrew Cosslett	276,200	(1)			6.29.05	706p	152,738	827p	1,263,143		2.20.08	—
	200,740	(2)			4.3.06	941.5p	—				2.18.09	200,740	1,128,159	978,114	(5)
	159,506	(3)			4.2.07	1256p	—				2.17.10	159,506	896,424
			253,559	(4)	5.19.08	854p	—				2.16.11	253,559	1,425,001

Total												613,805	3,449,584

Stevan Porter	174,900	(1)			6.29.05	706p	96,719	827p	799,866	(6)	2.20.08	—
	132,240	(2)			4.3.06	941.5p	125,628	542.5p	681,532	(7)	11.7.08	—
	92,667	(3)			4.2.07	1256p	17,811	542.5p	96,625	(7)	11.7.08	—
			147,209	(4)	5.19.08	854p	28,029	542.5p	152,057	(7)	11.7.08	—

Total												—

Richard Solomons	176,550	(1)			6.29.05	706p	97,632	827p	807,417		2.20.08	—
	128,470	(2)			4.3.06	941.5p	—				2.18.09	128,470	722,001	625,975	(5)
	102,109	(3)			4.2.07	1256p	—				2.17.10	102,109	573,853
			161,241	(4)	5.19.08	854p	—				2.16.11	161,241	906,174

Total												391,820	2,202,028

Former Directors
Richard Hartman	196,964	(1)			6.29.05	706p	108,921	827p	900,777		2.20.08	—
	85,230	(2)			4.3.06	941.5p	—				2.18.09	85,230	478,993	415,287	(5)
	28,432	(3)			4.2.07	1256p	—				2.17.10	28,432	159,788

Total												113,662	638,781

(1)	This award was based on performance to December 31, 2007 where the performance measure related to both the Company’s TSR against a group of seven other comparator companies and the CAGR of rooms in the IHG system relative to a group of five other comparator companies. The number of shares released is graded, according to a) where the Company finished in the TSR comparator group, with 50% of the award being released for first or second position and 10% of the award being released for median position; and b) relative CAGR of rooms with 50% of the award being released for 3.4% (upper quartile) CAGR and 10% of the award being released for 2.4% (median) CAGR. The Company finished in fourth place in the TSR group and achieved a relative CAGR of 3.1%. Accordingly, 55.3% of the award vested on February 20, 2008.

(2)	This award is based on performance to December 31, 2008 where the performance measure relates to both the Company’s TSR against a group of eight other comparator companies and the CAGR of rooms in the IHG system relative to a group of eight other comparator companies. The number of shares released is graded, according to a) where the Company finished in the TSR comparator group, with 50% of the award being released for first or second position and 10% of the award being released for median position; and b) relative CAGR of rooms with 50% of the award being released for 3.9% (upper quartile) CAGR and 10% of the award being released for 3.3% (median) CAGR.

(3)	This award is based on performance to December 31, 2009 where the performance measure relates to both the Company’s TSR against a group of eight other comparator companies and the compound annual growth rate in adjusted EPS over the performance period.

(4)	This award is based on performance to December 31, 2010 where the performance measure relates to both the Company’s TSR relative to the Index and the compound annual growth rate in adjusted EPS over the performance period.

(5)	The Company finished in third place in the TSR group and achieved CAGR of rooms of 4.9%. Accordingly, 86.7% of the award will vest on February 18, 2009.

(6)	The value of Stevan Porter’s shares at vesting included £96,953 that was changeable to UK income tax.

(7)	In accordance with Plan rules, Stevan Porter’s LTIP shares granted in 2006, 2007 and 2008 were pro-rated to reflect his contractual service during the applicable performance periods. The Remuneration Committee calculated the value of these entitlements as at November 7, 2008 at which point they vested. The shares will be transferred to Mr Porter’s estate following completion of UK probate in due course.

Share options

Between 2003 and 2005, grants of options were made under the IHG Executive Share Option Plan. No executive share options have been granted since 2005. In 2003, a grant of options was made under the IHG all-employee Sharesave Plan.

							Weighted
	Ordinary shares under option						average
	Options held	Granted	Lapsed	Exercised	Options		option	Option
	at Jan 1,	during	during	during	held at		price	price
Directors	2008	the year	the year	the year	Dec 31, 2008		(pence)	(pence)

Andrew Cosslett	157,300
					157,300	(1)		619.83

Total	157,300	—	—	—	157,300		619.83

Stevan Porter	321,630
					225,260	(2)		494.17
					96,370	(2)		619.83

Total	321,630	—	—	—	321,630	(2)	531.82

Richard Solomons	334,639
					230,320	(1)		494.17
					100,550	(1)		619.83
					3,769	(3)		420.50

Total	334,639	—	—	—	334,639		531.10

(1)	Options are exercisable at December 31, 2008. Executive share options granted in 2004 are exercisable up to April 2014. Executive share options granted in 2005 are exercisable up to April 2015.

(2)	Following Stevan Porter’s death in August 2008, his outstanding vested executive share options are all exercisable by his personal representatives until August 6, 2009.

(3)	Sharesave options granted in 2003. These are exercisable between March and August 2009.

Option prices range from 420.50 pence to 619.83 pence per IHG share. The closing market value share price on December 31, 2008 was 562.00 pence and the range during the year was 447.50 pence to 865.00 pence per share.

No Director exercised options during the year; therefore there is no disclosable gain by Directors in aggregate for the year ended December 31, 2008 (2007 £nil).

Directors’ pensions

The following information relates to the pension arrangements provided for Messrs Cosslett and Solomons under the executive section of the InterContinental Hotels UK Pension Plan (“the IC Plan”) and the unfunded InterContinental Executive Top-Up Scheme (“ICETUS”).

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

Stevan Porter, until his death on August 7, 2008 had retirement benefits provided via the 401(k) Retirement Plan for employees of Six Continents Hotels Inc. (“401(k)”) and the Six Continents Hotels Inc. Deferred Compensation Plan (“DCP”).

The 401(k) is a tax qualified plan providing benefits on a defined contribution basis, with the member and the relevant company both contributing. The DCP is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing.

Directors’ pension benefits

Increase in
					transfer value	Absolute
		Directors’	Transfer value of		over the year,	increase in	Increase	Accrued
		contributions	accrued benefits		less Directors’	accrued	in accrued	pension at
	Age at	in the year(1)	Jan 1, 2008	Dec 31, 2008	contributions	pension(2)	pension(3)	Dec 31, 2008(4)
Directors	Dec 31, 2008	(£)	(£)	(£)	(£)	(£ pa)	(£ pa)	(£ pa)

Andrew Cosslett	53	36,600	1,184,200	2,028,600	807,800	31,700	28,600	102,600
Richard Solomons	47	23,400	2,371,600	3,430,800	1,035,800	28,600	21,300	197,300

(1)	Contributions paid in the year by the Directors under the terms of the plans. Contributions were 5% of full pensionable salary.

(2)	The absolute increase in accrued pension during the year.

(3)	The increase in accrued pension during the year, excluding any increase for inflation.

(4)	Accrued pension is that which would be paid annually on retirement at 60, based on service to December 31, 2008.

The figures shown in the above table relate to the final salary plans only. For defined contribution plans, the contributions made by and in respect of Stevan Porter during 2008 were:

	Director’s contribution to		Company contribution to
	DCP	401(k)	DCP	401(k)
	(£)	(£)	(£)	(£)

Stevan Porter	78,000	6,200	62,700	5,000

Note 4 — Auditor’s Remuneration paid to Ernst & Young LLP

	Year ended December 31,
	2008	2007	2006
	($ million)

Audit fees	1.7	2.8	3.5
Audit fees in respect of subsidiaries	1.5	2.6	2.6
Tax fees	1.0	0.8	1.2
Interim review fees	0.4	0.4	0.4
Other services pursuant to legislation	0.1	0.2	0.2
Corporate finance fees	—	—	0.2
Other	2.8	2.4	1.5

	7.5	9.2	9.6

Audit fees in respect of the pension scheme were not material.

The Audit Committee has a process to ensure that any non-audit services do not compromise the independence and objectivity of the external auditor and that relevant UK and US professional and regulatory requirements are met. A number of criteria are applied when deciding whether pre-approval for such services should be given. These include the nature of the service, the level of fees and the practicality of appointing an alternative provider, having regard to the skills and experience required to supply the service effectively. Cumulative fees for audit and non-audit services are presented to the Audit Committee on a quarterly basis for review. The Audit Committee is responsible for monitoring adherence to the pre-approval policy.

Note 5 — Exceptional Items

	Year ended December 31,
	2008	2007	2006
	($ million)

Continuing operations
Exceptional operating items:
Administrative expenses:
Holiday Inn brand relaunch(i)	(35)	—	—
Office reorganizations(ii)	(5)	(14)	—
Severance costs(iii)	(19)	—	—

	(59)	(14)	—

Other operating income and expenses:
Gain on sale of associate investments	13	22	—
Gain on sale of other financial assets	14	36	—
Gain on sale of investment in FelCor Lodging Trust, Inc.	—	—	44
Loss on disposal of hotels (Note 11)*	(2)	—	—
Office reorganizations(ii)	—	12

	25	70	44

Depreciation and amortization:
Office reorganizations(ii)	(2)	(2)	—

Impairment:
Property, plant and equipment (Note 10)	(12)	6	—
Goodwill (Note 12)	(63)	—	—
Intangible assets (Note 13)	(21)	—	—
Investment in associates (Note 14)	—	—	4

	(96)	6	4

	(132)	60	48

Tax:
Tax on exceptional operating items	17	—	(11)
Exceptional tax credit(iv)	25	60	184

	42	60	173

Discontinued operations
Gain on disposal of assets (Note 11);
Gain on disposal of hotels**	—	40	237
Tax charge	5	(8)	(11)

	5	32	226

	(85)	152	447

*	Relates to hotels classified as continuing operations.

**	Relates to hotels classified as discontinued operations.

The above items are treated as exceptional by reason of their size or nature.

(i)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on October 24, 2007.

(ii)	Relates to costs incurred on the relocation of the Group’s head office and the closure of its Aylesbury facility.

(iii)	Severance costs relate to redundancies arising from a review of the Group’s cost base in light of the current economic climate.

(iv)	Relates to the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2006, a credit in respect of previously unrecognized losses.

Note 6 — Finance costs

	Year ended December 31,
	2008	2007	2006
	($ million)

Financial income
Interest income	11	15	39
Fair value gains	1	3	9

	12	18	48

Financial expenses
Interest expense	95	90	61
Finance charge payable under finance leases	18	18	7

	113	108	68

Interest income and expenses relate to financial assets and liabilities held at amortized cost, calculated using the effective interest rate method.

Included within interest expense is $12 million (2007 $21 million, 2006 $18 million) payable to the Group’s loyalty program relating to interest on the accumulated balance of cash received in advance of the redemption of points awarded.

Note 7 — Tax

	Year ended December 31,
	2008	2007	2006
	($ million)

Income tax
UK corporation tax at 28.5% (2007 30.0%, 2006 30.0%):
Current period	13	45	29
Benefit of tax reliefs on which no deferred tax previously recognized	—	(1)	(18)
Adjustments in respect of prior periods	(28)	(33)	(7)

	(15)	11	4

Foreign tax(i):
Current period	130	200	132
Benefit of tax reliefs on which no deferred tax previously recognized	(6)	(15)	(2)
Adjustments in respect of prior periods	(63)	(100)	(173)

	61	85	(43)

Total current tax	46	96	(39)

Deferred tax:
Origination and reversal of temporary differences	26	(67)	49
Changes in tax rates	(1)	(4)	(7)
Adjustments to estimated recoverable deferred tax assets	(4)	5	(24)
Adjustments in respect of prior periods	(13)	8	(44)

Total deferred tax	8	(58)	(26)

Total income tax charge/(credit) on profit for the year	54	38	(65)

Further analyzed as tax relating to:
Profit before exceptional items	101	90	97
Exceptional items (Note 5):
Exceptional operating items	(17)	—	11
Exceptional tax credit(ii)	(25)	(60)	(184)
Gain on disposal of assets	(5)	8	11

	54	38	(65)

The total tax charge/(credit) can be further analyzed as relating to:
Profit on continuing operations	54	24	(97)
Profit on discontinued operations	5	6	21
Gain on disposal of assets	(5)	8	11

	54	38	(65)

(i)	Represents corporate income taxes on profit taxable in foreign jurisdictions, a significant proportion of which relates to the Group’s US subsidiaries.

(ii)	Represents the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2006, a credit in respect of previously unrecognized losses.

Reconciliation of tax charge/(credit) on total profit, including gain on disposal of assets

	Year ended December 31,
	2008	2007	2006
	(%)

UK corporation tax at standard rate	28.5	30.0	30.0
Non-deductible expenditure and non-taxable income	8.7	5.6	3.7
Net effect of different rates of tax in overseas businesses	10.1	1.8	3.5
Effect of changes in tax rates	(0.2)	(1.0)	(1.0)
Benefit of tax reliefs on which no deferred tax previously recognized	(1.7)	(3.3)	(3.0)
Effect of adjustments to estimated recoverable deferred tax assets	(1.1)	1.3	(0.2)
Adjustment to tax charge in respect of prior periods	(23.5)	(11.0)	(6.9)
Other	(0.8)	0.4	0.4
Exceptional items and gain on disposal of assets	(2.9)	(16.3)	(36.1)

	17.1	7.5	(9.6)

Tax paid

Total net tax paid during the year of $2 million (2007 $138 million, 2006 $90 million) comprises $1 million received (2007 $74 million paid, 2006 $79 million paid) in respect of operating activities and $3 million paid (2007 $64 million, 2006 $11 million) in respect of investing activities.

Tax paid is lower than the current period income tax charge primarily due to the receipt of refunds in respect of prior years together with provisions for tax for which no payment of tax has currently been made.

Tax risks, policies and governance

It is the Group’s objective to comply fully with its worldwide corporate income tax filing, payment and reporting obligations, whilst managing its tax affairs within acceptable risk parameters in order to minimize its worldwide liabilities in the best interests of its shareholders. The Group adopts a policy of open co-operation with tax authorities, with full disclosure of relevant issues.

The Group’s tax objectives and policies, and any changes thereto, are reviewed and approved by the Audit Committee. Regular tax reports are made to the Group Finance Director in addition to an annual presentation to the Audit Committee covering the Group’s tax position, strategy and major risks. Tax is also encompassed within the Group’s formal risk management procedures and any material tax disputes, litigation or tax planning activities are subject to internal risk review and management approval procedures.

Note 8 — Dividends paid and proposed

	Year ended December 31,
	2008	2007	2006	2008	2007	2006
		(cents per share)			($ million)

Paid during the year:
Final (declared in previous year)	29.2	25.9	18.7	86	92	84
Interim	12.2	11.5	9.6	32	35	33
Special interim	—	400.0	217.0	—	1,397	914

	41.4	437.4	245.3	118	1,524	1,031

Proposed (not recognized as a liability at December 31):
Final	29.2	29.2	25.9	83	86	92

The final dividend of 20.2 pence (29.2 cents at the closing exchange rate on February 13, 2009) is proposed for approval at the Annual General Meeting on May 29, 2009 and is payable on the shares in issue at March 27, 2009.

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

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

	Year ended December 31,
	2008		2007		2006
	Continuing		Continuing		Continuing
	operations	Total	operations	Total	operations	Total

Basic earnings per ordinary share
Profit available for equity holders ($ million)	248	262	420	463	492	754
Basic weighted average number of ordinary shares (millions)	287	287	320	320	389	389
Basic earnings per ordinary share (cents)	86.4	91.3	131.3	144.7	126.5	193.8

Diluted earnings per ordinary share
Profit available for equity holders ($ million)	248	262	420	463	492	754
Diluted weighted average number of ordinary shares (millions)	296	296	329	329	399	399
Diluted earnings per ordinary share (cents)	83.8	88.5	127.7	140.7	123.3	189.0

	2008	2007	2006
	(millions)

Diluted weighted average of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	287	320	389
Dilutive potential ordinary shares — employee share options	9	9	10

	296	329	399

	Year ended December 31,
	2008		2007		2006
	Continuing		Continuing		Continuing
	operations	Total	operations	Total	operations	Total

Adjusted earnings per ordinary share
Profit available for equity holders ($ million)	248	262	420	463	492	754
Adjusting items (Note 5):
Exceptional operating items ($ million)	132	132	(60)	(60)	(48)	(48)
Tax on exceptional operating items ($ million)	(17)	(17)	—	—	11	11
Exceptional tax credit ($ million)	(25)	(25)	(60)	(60)	(184)	(184)
Gain on disposal of assets, net of tax ($ million)	—	(5)	—	(32)	—	(226)

Adjusted earnings ($ million)	338	347	300	311	271	307
Basic weighted average number of ordinary shares (millions)	287	287	320	320	389	389
Adjusted earnings per ordinary share (cents)	117.8	120.9	93.8	97.2	69.7	78.9

Adjusted earnings ($ million)	338	347	300	311	271	307
Diluted weighted average number of ordinary shares (millions)	296	296	329	329	399	399
Adjusted diluted earnings per ordinary share (cents)	114.2	117.2	91.2	94.5	67.9	76.9

Note 10 — Property, Plant and Equipment

	Land	Fixtures,
	and	fittings and
	buildings	equipment	Total
	($ million)

Year ended December 31, 2007
Cost:
At January 1, 2007	1,610	993	2,603
Additions	10	98	108
Reclassifications	31	(41)	(10)
Net transfers to non-current assets classified as held for sale	(77)	(88)	(165)
Disposals	(14)	(38)	(52)
Exchange and other adjustments	46	31	77

At December 31, 2007	1,606	955	2,561

Depreciation:
At January 1, 2007	(160)	(487)	(647)
Provided	(12)	(66)	(78)
Net transfers to non-current assets classified as held for sale	33	31	64
Reversal of impairment	—	6	6
On disposals	14	36	50
Exchange and other adjustments	(4)	(18)	(22)

At December 31, 2007	(129)	(498)	(627)

Net book value at December 31, 2007	1,477	457	1,934

Year ended December 31, 2008
Cost:
At January 1, 2008	1,606	955	2,561
Additions	6	85	91
Net transfers to non-current assets classified as held for sale	(119)	(60)	(179)
Disposals	(15)	(24)	(39)
Exchange and other adjustments	(112)	(56)	(168)

At December 31, 2008.	1,366	900	2,266

Depreciation:
At January 1, 2008	(129)	(498)	(627)
Provided	(11)	(61)	(72)
Net transfers to non-current assets classified as held for sale	37	37	74
Impairment charge	(12)	—	(12)
On disposals	15	25	40
Exchange and other adjustments	—	15	15

At December 31, 2008	(100)	(482)	(582)

Net book value at December 31, 2008	1,266	418	1,684

Net book value at January 1, 2007	1,450	506	1,956

The 2008 impairment charge relates to a North American hotel and arises from year-end value in use calculations, taking into account the current economic climate. Estimated future cash flows have been discounted at 13.5%. The charge has been included within impairment on the Consolidated Income Statement and relates to the Americas business segment.

At December 31, 2007 a previously recorded impairment charge of $6 million was reversed relating to a hotel in the Asia Pacific business segment. No impairment charge, or subsequent reversal, was required at December 31, 2006.

The carrying value of land and buildings held under finance leases at December 31, 2008 was $192 million (2007 $208 million).

The carrying value of assets in the course of construction was $41 million (2007 $nil).

Note 11 — Assets sold, held for sale and discontinued operations

Hotels

During the year ended December 31, 2008, the Group sold one hotel (2007 three hotels, 2006 32 hotels) and two associates (2007 two associates, 2006 nil), continuing the asset disposal program commenced in 2003. Three hotels and two associates were classified as held for sale during the year. At December 31, 2008, five hotels (2007 three hotels, 2006 four hotels and two associates) were classified as held for sale.

At December 31, 2006, an impairment loss of $5 million was recognized on the remeasurement of a property that was classified as held for sale. The loss, which reduced the carrying amount of the asset to fair value less costs to sell, was recognized in the Consolidated Income Statement in gain on disposal of assets. Fair value was determined by an independent property valuation.

	Year ended December 31,
	2008	2007	2006
	($ million)

Net assets of hotels sold
Property, plant and equipment	28	70	1,191
Net working capital	—	2	(40)
Cash and cash equivalents	8	—	57
Loans and other borrowings	—	—	(18)
Deferred tax	—	—	(215)
Minority equity interest	—	(12)	(24)

Group’s share of net assets disposed of	36	60	951

Consideration
Current year disposals:
Cash consideration, net of costs paid	34	94	1,155
Deferred consideration	—	—	18
Management contract value	—	6	55
Other	—	—	(26)

	34	100	1,202
Net assets disposed of	(36)	(60)	(951)
Provision against deferred consideration	—	—	(18)
Other, including impairment of held for sale asset	—	—	4
Tax	5	(8)	(11)

Gain on disposal of assets, net of tax	3	32	226

Analyzed as:
Continuing operations	(2)	—	—
Discontinued operations	5	32	226

	3	32	226

Net cash inflow
Current year disposals:
Cash consideration, net of costs paid	34	94	1,155
Cash disposed of	(8)	—	(57)
Prior year disposals	(1)	3	42

	25	97	1,140

Assets and liabilities held for sale
Non-current assets classified as held for sale:
Property, plant and equipment	210	115	78
Associates	—	—	20

	210	115	98

Liabilities classified as held for sale:
Deferred tax	(4)	(6)	(4)

	Year ended
	December 31,
	2008	2007	2006
	($ million)

Results of discontinued operations
Revenue	43	79	319
Cost of sales	(29)	(59)	(246)

	14	20	73
Depreciation and amortization	—	(3)	(16)

Operating profit	14	17	57
Tax	(5)	(6)	(21)

Profit after tax	9	11	36
Gain on disposal of assets, net of tax (Note 5)	5	32	226

Profit for the year from discontinued operations	14	43	262

	2008	2007	2006
	cents	cents	cents
	per ordinary	per ordinary	per ordinary
	share	share	share

Earnings per ordinary share from discontinued operations
Basic	4.9	13.4	67.3
Diluted	4.7	13.0	65.7

	Year ended December 31,
	2008	2007	2006
	($ million)

Cash flows attributable to discontinued operations
Operating profit before interest, depreciation and amortization	14	20	73
Investing activities	—	(2)	(17)
Financing activities	—	—	(45)

The effect of discontinued operations on segmental results is shown in Note 2.

Note 12 — Goodwill

	At December 31,
	2008	2007
	($ million)

At January 1	221	214
Impairment charge	(63)	—
Exchange and other adjustments	(15)	7

At December 31	143	221

Goodwill arising on business combinations that occurred before January 1, 2005 was not restated on adoption of IFRS as permitted by IFRS 1.

Goodwill has been allocated to cash-generating units (“CGUs”) for impairment testing as follows:

	At		At
	December 31,		December 31,
	2008		2007
	($ million)

Americas managed operations	78	*	141
Asia Pacific managed and franchised operations	65		80

	143		221

*	$141 million before impairment charge.

The Group tests goodwill for impairment annually, or more frequently if there are any indications that an impairment may have arisen. The recoverable amounts of the CGUs are determined from value in use calculations. These calculations use pre-tax cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolate cash flows for the following four years using growth rates based on management expectations and industry growth forecasts. After this period, the terminal value of the future cash flows is calculated based on perpetual growth rates that do not exceed the average long-term growth rates for the relevant markets. The cash flows are discounted using management estimates of the pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs.

The key assumptions used for the value in use calculations are as follows:

	Years 2 to 5 growth rates		Perpetual growth rates		Discount rates
	2008	2007	2008	2007	2008	2007
	%	%	%	%	%	%

Americas managed operations	1.0 - 4.0	4.0	2.7	2.7	12.5	10.0
Asia Pacific managed and franchised operations	2.5 - 10.0	15.0	4.0	4.0	16.0	11.0

The impairment charge arises in respect of the Americas managed operations CGU reflecting revised fee expectations in light of the current economic climate. The charge has been included within impairment on the Consolidated Income Statement and relates to the Americas business segment.

At December 31, 2008, the recoverable amount of the Americas managed operations CGU equaled its carrying value and consequently any adverse charge in key assumptions would cause the carrying value of the CGU to exceed its recoverable amount. In respect of the Asia Pacific managed and franchised operations CGU, management believe that the carrying value of the CGU would only exceed its recoverable amount in the event of highly unlikely changes in the key assumptions.

Note 13 — Intangible assets

		Management	Other
	Software	contracts	intangibles	Total
	($ million)

Year ended December 31, 2007
Cost:
At January 1, 2007	85	229	71	385
Additions	26	10	14	50
Reclassification	10	—	—	10
Disposals	(1)	—	(1)	(2)
Exchange and other adjustments	—	10	2	12

At December 31, 2007	120	249	86	455

Amortization:
At January 1, 2007	(45)	(14)	(24)	(83)
Provided	(19)	(12)	(7)	(38)
Disposals	1	—	1	2
Exchange and other adjustments	—	—	(1)	(1)

At December 31, 2007	(63)	(26)	(31)	(120)

Net book value at December 31, 2007	57	223	55	335

Year ended December 31, 2008
Cost:
At January 1, 2008	120	249	86	455
Additions	40	—	9	49
Disposals	(2)	—	—	(2)
Exchange and other adjustments	—	(29)	(2)	(31)

At December 31, 2008	158	220	93	471

Amortization:
At January 1, 2008	(63)	(26)	(31)	(120)
Provided	(20)	(12)	(8)	(40)
Impairment charge	—	(21)	—	(21)
Disposals	2	—	—	2
Exchange and other adjustments	—	9	1	10

At December 31, 2008	(81)	(50)	(38)	(169)

Net book value at December 31, 2008	77	170	55	302

Net book value at January 1, 2007	40	215	47	302

The weighted average remaining amortization period for management contracts is 23 years (2007 24 years).

The impairment charge relates to the value of management contracts capitalized as a result of related asset disposals in prior years and arises from a revision to expected fee income. Estimated future cash flows have been discounted at 12.5% (previous valuation: 10.0%). The charge has been included within impairment on the Consolidated Income Statement and relates to the EMEA business segment.

Note 14 — Investment in associates

The Group holds five investments (2007 seven) accounted for as associates. The following table summarizes the financial information of the associates:

	At	At
	December 31,	December 31,
	2008	2007
	($ million)

Share of associates’ balance sheet
Current assets	5	6
Non-current assets	65	104
Current liabilities	(20)	(16)
Non-current liabilities	(7)	(29)

Net assets	43	65

Share of associates’ revenue and profit
Revenue	30	32
Net profit	—	2

Related party transactions
Revenue from related parties	5	6
Amounts owed by related parties	2	2

At December 31, 2006, a previously recorded impairment charge of $4 million was reversed relating to an associate in the EMEA business segment. No impairment charge, or subsequent reversal, was required at either December 31, 2007 or December 31, 2008.

Note 15 — Other Financial Assets

	At	At
	December 31,	December 31,
	2008	2007
	($ million)

Non-current
Equity securities available-for-sale	64	93
Other	88	95

	152	188

Current
Equity securities available-for-sale	6	—
Other	4	18

	10	18

Available-for-sale financial assets, which are held on the balance sheet at fair value, consist of equity investments in listed and unlisted shares. Of the total amount of equity investments at December 31, 2008, $2 million (2007 $3 million) were listed securities and $68 million (2007 $90 million) unlisted; $44 million (2007 $56 million) were denominated in US dollars, $13 million (2007 $16 million) in Hong Kong dollars and $13 million (2007 $21 million) in other currencies. Unlisted equity shares are mainly investments in entities that own hotels which the Group manages. The fair value of unlisted equity shares has been estimated using valuation guidelines issued by the British Venture Capital Association and is based on assumptions regarding expected future earnings. Listed equity share valuation is based on observable market prices. Dividend income from available-for-sale equity securities of $11 million (2007 $16 million, 2006 $7 million) is reported as other operating income and expenses in the Consolidated Income Statement.

Other financial assets consist of trade deposits, restricted cash and deferred consideration on asset disposals. These amounts have been designated as “loans and receivables” and are held at amortized cost. Restricted cash of $55 million (2007 $54 million) relates to cash held in bank accounts which is pledged as collateral to insurance companies for risks retained by the Group.

The movement in the provision for impairment of other financial assets during the year is as follows:

	At	At
	December 31,	December 31,
	2008	2007
	($ million)

At January 1	(9)	(41)
Provided	(2)	—
Recoveries	—	3
Disposals	—	5
Amounts written off against the financial asset	—	24

At December 31	(11)	(9)

The provision is used to record impairment losses unless the Group is satisfied that no recovery of the amount is possible; at that point the amount considered irrecoverable is written off against the financial asset directly with no impact on the Consolidated Income Statement.

Note 16 — Inventories

	At	At
	December 31,	December 31,
	2008	2007
	($ million)

Finished goods	2	3
Consumable stores	2	3

	4	6

Note 17 — Trade and other receivables

	At	At
	December 31,	December 31,
	2008	2007
	($ million)

Trade receivables	318	362
Other receivables	49	59
Prepayments	45	51

	412	472

Trade and other receivables are designated as “loans and receivables” and are held at amortized cost.

Trade receivables are non-interest-bearing and are generally on payment terms of up to 30 days. The fair value of trade and other receivables approximates their carrying value.

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the balance sheet date by geographic region is:

	At	At
	December 31,	December 31,
	2008	2007
	($ million)

Americas	208	231
Europe, the Middle East and Africa	109	141
Asia Pacific	50	49

	367	421

The aging of trade and other receivables, excluding prepayments, at the balance sheet date is:

	At December 31, 2008			At December 31, 2007
	Gross	Provision	Net	Gross	Provision	Net
	($ million)

Not past due	254	(13)	241	286	(2)	284
Past due 1 to 30 days	61	(1)	60	74	(3)	71
Past due 31 to 180 days	63	(5)	58	77	(15)	62
Past due more than 180 days	99	(91)	8	80	(76)	4

	477	(110)	367	517	(96)	421

The movement in the provision for impairment of trade and other receivables during the year is as follows:

	At	At
	December 31,	December 31,
	2008	2007
	($ million)

At January 1	(96)	(85)
Provided	(28)	(23)
Amounts written off	14	12

At December 31	(110)	(96)

Note 18 — Cash and cash equivalents

	At	At
	December 31,	December 31,
	2008	2007
	($ million)

Cash at bank and in hand	32	53
Short-term deposits	50	52

	82	105

Short-term deposits are highly liquid investments with an original maturity of three months or less, in various currencies.

Note 19 — Trade and other payables

	At	At
	December 31,	December 31,
	2008	2007
	($ million)

Current
Trade payables	111	100
Other tax and social security payable	31	39
Other payables	322	345
Accruals	272	297
Derivatives	10	3

	746	784

Non-current
Other payables	392	279

Trade payable are non-interest-bearing and are normally settled within 45 days.

Other payables includes $471 million (2007 $426 million) relating to the future redemption liability of the Group’s loyalty program, of which $96 million (2007 $169 million) is classified as current and $375 million (2007 $257 million) as non-current.

Derivatives are held on the balance sheet at fair value. Fair value is estimated using discounted future cash flows taking into consideration interest and exchange rates prevailing at the balance sheet date.

Note 20 — Loans and other borrowings

	At December 31, 2008			At December 31, 2007
	Current	Non-current	Total	Current	Non-current	Total
	($ million)

Secured bank loans	5	2	7	—	7	7
Finance leases	16	186	202	16	184	200
Unsecured bank loans	—	1,146	1,146	—	1,557	1,557

Total borrowings	21	1,334	1,355	16	1,748	1,764

Denominated in the following currencies:
Sterling	—	152	152	—	553	553
US dollars	16	873	889	16	854	870
Euro	—	224	224	—	243	243
Other	5	85	90	—	98	98

	21	1,334	1,355	16	1,748	1,764

Secured bank loans

These mortgages are secured on the hotel properties to which they relate. The rates of interest and currencies of these loans vary.

Finance leases

Finance lease obligations, which relate to the 99 year lease on the InterContinental Boston, are payable as follows:

	At December 31, 2008		At December 31, 2007
	Minimum	Present	Minimum	Present
	lease	value of	lease	value of
	payments	payments	payments	payments
	($ million)

Less than one year	16	16	16	16
Between one and five years	64	48	64	47
More than five years	3,380	138	3,396	137

	3,460	202	3,476	200
Less: amount representing finance charges	(3,258)	—	(3,276)	—

	202	202	200	200

The Group has the option to extend the term of the lease for two additional 20 year terms. Payments under the lease step up at regular intervals over the lease term.

Unsecured bank loans

Unsecured bank loans are borrowings under the Group’s Syndicated Facility and its short-term bilateral loan facilities. Amounts are classified as non-current when the facilities have more than 12 months to expiry. These facilities contain financial covenants and, as at the balance sheet date, the Group was not in breach of these covenants, nor had any breaches or defaults occurred during the year. In the second quarter of 2008, the Group successfully refinanced $2.1 billion of long-term debt facilities. This new syndicated bank facility consists of two tranches; a $1.6 billion five-year revolving credit facility and a $0.5 billion term loan with a 30-month maturity. Unsecured bank loans are shown net of the facility fee capitalized during the year.

Facilities provided by banks

	At December 31, 2008			At December 31, 2007
	Utilized	Unutilized	Total	Utilized	Unutilized	Total
	($ million)

Committed	1,161	946	2,107	1,564	757	2,321
Uncommitted	—	25	25	—	50	50

	1,161	971	2,132	1,564	807	2,371

	At December 31,
	2008	2007
	($ million)

Unutilized facilities expire:
within one year	25	150
after one but before two years	—	657
after two but before five years	946	—

	971	807

Note 21 — Financial risk management policies

Overview

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

Market risk exposure

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net assets and interest cover. To hedge translation exposure, wherever possible, the Group matches the currency of its debt (either directly or via derivatives) to the currency of its net assets, whilst maximizing the amount of US dollars borrowed to reflect the predominant trading currency.

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

Based on the year end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately $4.7 million (2007 $5.8 million, 2006 $2.9 million). A similar rise in euro and sterling interest rates would increase the annual net interest charge by approximately $1.2 million (2007 $1.2 million, 2006 $0.9 million) and $0.9 million (2007 $3.2 million, 2006 $2.0 million) respectively.

A general strengthening of the US dollar (specifically a five cent fall in the sterling : US dollar rate) would increase the Group’s profit before tax by an estimated $4.0 million (2007 $2.9 million, 2006 $2.6 million) and decrease net assets by an estimated $1.1 million (2007 increase of $6.1 million, 2006 decrease of $19.3 million). Similarly, a five cent fall in the euro: US dollar rate would reduce the Group’s profit before tax by an estimated $2.0 million (2007 $1.6 million, 2006 $2.1 million) and decrease net assets by an estimated $4.3 million (2007 $5.9 million, 2006 $9.1 million).

Liquidity risk exposure

The treasury function ensures that the Group has access to sufficient funds to allow the implementation of the strategy set by the Board. At the year end, the Group had access to $946 million of undrawn committed facilities. Medium and long-term borrowing requirements are met through the $2.1 billion Syndicated Facility of which $0.5 billion expires in November 2010 and $1.6 billion expires in May 2013. Short-term borrowing requirements are met from drawings under bilateral bank facilities.

The Syndicated Facility contains two financial covenants; interest cover and net debt divided by earnings before interest, tax, depreciation and amortization (“EBITDA”). Net debt is calculated as total borrowings less cash and cash equivalents. The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

At the year end, the Group had surplus cash of $82 million which is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

Credit risk exposure

Credit risk on treasury transactions is minimized by operating a policy on the investment of surplus cash that generally restricts counterparties to those with an A credit rating or better or those providing adequate security.

Notwithstanding that counterparties must have an A credit rating or better, during periods of significant financial market turmoil, counterparty exposure limits are significantly reduced and counterparty credit exposure reviews are broadened to include the relative placing of credit default swap pricings.

The Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In respect of credit risk arising from financial assets, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves. The structure is managed to minimize the Group’s cost of capital, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group maintains a conservative level of debt. The level of debt is monitored on the basis of a cashflow leverage ratio, which is net debt divided by EBITDA.

Hedging

Interest rate risk

The Group hedges its interest rate risk by taking out interest rate swaps to fix the interest flows on between 25% and 75% of its net borrowings in major currencies. At December 31, 2008, the Group held interest rate swaps (swapping floating for fixed) with notional principals of US $250 million, £75 million and €75 million (2007 US $100 million, £150 million and €75 million). The Group also held forward-starting interest rate swaps with notional principals of $100 million, £75 million and €75 million (2007 £150 million and €75 million). These swaps will replace current swaps with the same notional principals when they mature in 2009. The interest rate swaps are designated as cash flow hedges of borrowings under the Syndicated Facility and they are held on the balance sheet at fair value in other financial assets and other payables.

Changes in the fair value of cash flow hedges are recognized in the unrealized gains and losses reserve to the extent that the hedges are effective. When the hedged item is recognized, the cumulative gains and losses on the hedging instrument are recycled to the income statement. No ineffectiveness was recognized during the current or prior year.

Foreign currency risk

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. When appropriate, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. Forward contracts are held at fair value on the balance sheet as other financial assets and other payables.

Hedge of net investment in foreign operations

The Group designates its foreign currency bank borrowings and currency derivatives as net investment hedges of foreign operations. The designated risk is the spot foreign exchange risk; the interest on these financial instruments is taken through financial income or expense and the derivatives are held on the balance sheet at fair value in other financial assets and other payables.

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

At December 31, 2008, the Group held foreign exchange derivatives with a principal of $nil (2007 $12 million) and a fair value of $nil (2007 $nil). The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends had a principal of $70 million (2007 $533 million) and a fair value of $(4.2) million (2007 $3.1 million).

Note 22 — Financial Instruments

Liquidity risk

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments:

	Less than	Between 1 and	Between 2 and	More than
December 31, 2008	1 year	2 years	5 years	5 years	Total
	($ million)

Secured bank loans	2	8	—	—	10
Finance lease obligations	16	16	48	3,380	3,460
Unsecured bank loans	1,156	—	—	—	1,156
Trade and other payables	737	101	113	277	1,228
Derivatives	6	4	3	—	13

	Less than	Between 1 and	Between 2 and	More than
December 31, 2007	1 year	2 years	5 years	5 years	Total
	($ million)

Secured bank loans	2	2	8	—	12
Finance lease obligations	16	16	48	3,396	3,476
Unsecured bank loans	1,570	—	—	—	1,570
Trade and other payables	781	127	100	110	1,118
Derivatives	12	—	—	—	12

Cash flows relating to unsecured bank loans are classified according to the maturity date of the loan drawdown rather than the facility maturity date.

Credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk.

	At	At
	December 31,	December 31,
	2008	2007
	($ million)

Equity securities available-for-sale	70	93
Loans and receivables:
Cash and cash equivalents	82	105
Other financial assets	92	113
Trade and other receivables, excluding prepayments	367	421

	611	732

Interest rate risk

For each class of interest-bearing financial asset and financial liability, the following table indicates the range of interest rates effective at the balance sheet date, the carrying amount on the balance sheet and the periods in which they reprice, if earlier than the maturity date:

			Repricing analysis
		Total		Between	Between	Between
	Effective	carrying	Less than	6 months	2 and 3	3 and 4	More than
As at December 31, 2008	interest rate	amount	6 months	and 1 year	years	years	5 years
	(%)	($ million)

Cash and cash equivalents	0.0-2.8	(82)	(82)	—	—	—	—
Secured bank loans	6.1	7	7	—	—	—	—
Finance lease obligations*	9.7	202	—	—	—	—	202
Unsecured bank loans:
Euro floating rate	3.4	224	224	—	—	—	—
— effect of euro interest rate swaps*	1.8	—	(105)	—	105	—	—
US dollar floating rate	1.5	687	687	—	—	—	—
— effect of US dollar interest rate swaps*	1.0	—	(250)	100	—	150	—
Sterling floating rate	2.8	152	152	—	—	—	—
— effect of sterling interest rate swaps*	3.9	—	(109)	109	—	—	—
HK dollar floating rate	2.9	83	83	—	—	—	—

Net debt		1,273	607	209	105	150	202

*	These items bear interest at a fixed rate.

			Repricing analysis
		Total		Between	Between
	Effective	carrying	Less than	6 months	1 and 2	More than
As at December 31, 2007	interest rate	amount	6 months	and 1 year	years	5 years
		($ million)
	(%)

Cash and cash equivalents	0.0-5.9	(105)	(105)	—	—	—
Secured bank loans	8.2	7	7	—	—	—
Finance lease obligations*	9.7	200	—	—	—	200
Unsecured bank loans:
Euro floating rate	5.3	243	243	—	—	—
— effect of euro interest rate swaps*	(0.6)	—	(111)	—	111	—
US dollar floating rate	5.5	670	670	—	—	—
— effect of US dollar interest rate swaps*	(0.4)	—	(100)	100	—	—
Sterling floating rate	6.9	553	553	—	—	—
— effect of sterling interest rate swaps*	0.0	—	(151)	—	151	—
HK dollar floating rate	4.5	91	91	—	—	—

Net debt		1,659	1,097	100	262	200

*	These items bear interest at a fixed rate.

Interest rate swaps are included in the above tables to the extent that they affect the Group’s interest rate repricing risk. The swaps hedge the floating rate debt by fixing the interest rate. The effect shown above is their impact on the debt’s floating rate, for an amount equal to their notional principal (principal and maturity of swap is shown in the repricing analysis). The fair values of derivatives are recorded in other financial assets and other payables.

Trade and other receivables and trade and other payables are not included above as they are not interest-bearing.

Fair values

The table below compares carrying amounts and fair values of the Group’s financial assets and liabilities.

	At December 31, 2008		At December 31, 2007
	Carrying		Carrying
	value	Fair value	value	Fair value
		($ million)

Financial assets
Equity securities available-for-sale (Note 15)	70	70	93	93
Loans and receivables:
Cash and cash equivalents (Note 18)	82	82	105	105
Other financial assets (Note 15)	92	92	113	113
Trade and other receivables, excluding prepayments (Note 17)	367	367	421	421

Financial liabilities
Borrowings, excluding finance lease obligations (Note 20)	(1,153)	(1,153)	(1,564)	(1,564)
Finance lease obligations (Note 20)	(202)	(168)	(200)	(250)
Trade and other payables, excluding derivatives (Note 19)	(1,128)	(1,128)	(1,060)	(1,060)
Derivatives (Note 19)	(10)	(10)	(3)	(3)

The fair value of cash and cash equivalents approximates book value due to the short maturity of the investments and deposits. Equity securities available-for-sale and derivatives are held on the balance sheet at fair value as set out in Note 15. The fair value of other financial assets approximates book value based on prevailing market rates. The fair value of borrowings, excluding finance lease obligations, approximates book value as interest rates reset to market rates on a frequent basis. The fair value of the finance lease obligation is calculated by discounting future cash flows at prevailing interest rates. The fair value of trade and other receivables and trade and other payables approximates to their carrying value, including the future redemption liability of the Group’s loyalty program.

Note 23 — Net debt

	At December 31,	At December 31,
	2008	2007
	($ million)

Cash and cash equivalents	82	105
Loans and other borrowings — current	(21)	(16)
Loans and other borrowings — non-current	(1,334)	(1,748)

Net debt	(1,273)	(1,659)

	Year ended	Year ended
	December 31,	December 31,
	2008	2007
	($ million)

Movement in net debt
Net increase/(decrease) in cash and cash equivalents	25	(237)
Add back cash flows in respect of other components of net debt:
Decrease/(increase) in borrowings	316	(1,108)

Decrease/(increase) in net debt arising from cash flows	341	(1,345)
Non-cash movements:
Finance lease liability	(2)	(18)
Exchange and other adjustments	47	(33)

Decrease/(increase) in net debt	386	(1,396)
Net debt at beginning of the year	(1,659)	(263)

Net debt at end of the year	(1,273)	(1,659)

Note 24 — Share-based payments

Annual Bonus Plan

The IHG Annual Bonus Plan enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of shares together with, in certain cases, a matching award of free shares of up to half the deferred amount. The bonus and matching shares in the 2005 plan are deferred and released in three equal tranches on the first, second and third anniversaries of the award date. The bonus and matching shares in the 2006 and 2007 plans are released on the third anniversary of the award date. Under the 2006 and 2007 plans a percentage of the award (Board members — 100% (2006 80%); other eligible employees — 50%) must be taken in shares and deferred. Participants may defer the remaining amount on the same terms or take it immediately in cash, in which case it is not accounted for as a share-based payment. Under the terms of the 2008 plan, a fixed percentage of the bonus is awarded in the form of shares with no voluntary deferral and no matching shares. The awards in all of the plans are conditional on the participants remaining in the employment of a participating company. Participation in the Annual Bonus Plan is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 661,657 (2007 675,515, 2006 606,573) shares were awarded to participants.

Long Term Incentive Plan

The Long Term Incentive Plan allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 5,060,509 (2007 3,538,535, 2006 4,277,550) shares were awarded to employees under the plan. The plan provides for the grant of “nil cost options” to participants as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2008 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 4, 2015.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including Executive Directors) employed by participating companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2008 and no options were granted in the year under the plan. The latest date that any options may be exercised under the three-year plan was February 29, 2008 and under the five-year plan is February 28, 2010.

US Employee Stock Purchase Plan

The US Employee Stock Purchase Plan will allow eligible employees resident in the United States an opportunity to acquire Company American Depositary Shares (“ADS”s) on advantageous terms. The plan, when operational, will comply with Section 423 of the US Internal Revenue Code of 1986. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during 2008 and at December 31, 2008 no options had been granted under the plan.

Former Six Continents Share Schemes

Under the terms of the separation of Six Continents PLC in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG shares. As a result of this exchange, 23,195,482 shares were put under option at prices ranging from 308.5 pence to 593.3 pence. The exchanged options were immediately exercisable and are not subject to performance conditions. During 2008, 159,254 (2007 1,358,791, 2006 3,678,239) such options were exercised and 113,024 shares lapsed (2007 nil, 2006 nil), leaving a total of 2,424,605 (2007 2,696,883, 2006 4,055,674) such options outstanding at prices ranging from 308.5 pence to 466.7 pence. The latest date that any options may be exercised is October 3, 2012.

The Group recognized a cost of $47 million (2007 $60 million, 2006 $33 million) in operating profit and $2 million (2007 $nil, 2006 $nil) within exceptional administrative expenses related to equity-settled share-based payment transactions during the year.

The aggregate consideration in respect of ordinary shares issued under option schemes during the year was $2 million (2007 $32 million, 2006 $37 million).

The following table sets forth awards and options granted during 2008. No awards were granted under the Executive Share Option Plan, Sharesave Plan or US Employee Stock Purchase Plan during the year.

	Annual Bonus	Long Term
	Plan	Incentive Plan

Number of shares awarded in 2008	661,657	5,060,509

In 2008, 2007 and 2006, the Group used separate option pricing models and assumptions for each plan. The following tables set forth information about how the fair value of each option is calculated:

	Annual	Long Term
2008	Bonus Plan	Incentive Plan
Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial

Weighted average share price (pence)	836.0	865.0
Expected dividend yield	3.33%	2.76%
Risk-free interest rate		4.78%
Volatility(i)		30%
Term (years)	3.0	3.0

	Annual	Long Term
2007	Bonus Plan	Incentive Plan
Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial

Weighted average share price (pence)	1,252.0	1,262.0
Expected dividend yield	2.13%	2.13%
Risk-free interest rate		5.40%
Volatility(i)		19%
Term (years)	3.0	3.0

	Annual	Long Term
2006	Bonus Plan	Incentive Plan
Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial

Weighted average share price (pence)	831.0	946.0
Expected dividend yield		2.32%
Risk-free interest rate		4.90%
Volatility(i)		20%
Term (years)	2.0	3.0

(i)	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Movements in the awards and options outstanding under the schemes are as follows:

	Annual	Long Term
	Bonus Plan	Incentive Plan
	Number of shares	Number of shares
	(thousands)

Outstanding at January 1, 2006	829	10,634
Granted	607	4,277
Vested	(328)	(1,395)
Share capital consolidation	(50)	—
Lapsed or canceled	(57)	(2,191)

Outstanding at December 31, 2006	1,001	11,325
Granted	675	3,539
Vested	(418)	(1,694)
Share capital consolidation	(68)	—
Lapsed or canceled	(86)	(1,707)

Outstanding at December 31, 2007	1,104	11,463
Granted	662	5,061
Vested	(472)	(2,752)
Lapsed or canceled	(5)	(2,619)

Outstanding at December 31, 2008	1,289	11,153

Fair value of awards granted during the year (cents)
At December 31, 2008	1,436.0	870.4
At December 31, 2007	2,387.4	910.0
At December 31, 2006	1,644.6	527.7
Weighted average remaining contract life (years)
At December 31, 2008	1.6	1.2
At December 31, 2007	1.5	1.1
At December 31, 2006	1.0	1.3

The above awards do not vest until the performance and service conditions have been met.

	Sharesave Plan			Executive Share Option Plan
			Weighted			Weighted
	Number of	Range of	average	Number of	Range of	average
	shares	option prices	option price	shares	option prices	option price
	(thousands)	(pence)	(pence)	(thousands)	(pence)	(pence)

Outstanding at January 1, 2006	864	420.5	420.5	22,619	308.5-619.8	465.4
Exercised	(389)	420.5	420.5	(8,365)	308.5-619.8	438.7
Lapsed or canceled	(310)	420.5	420.5	(175)	345.6-619.8	404.6

Outstanding at December 31, 2006	165	420.5	420.5	14,079	308.5-619.8	482.2
Exercised	(101)	420.5	420.5	(5,568)	308.5-619.8	471.9
Lapsed or canceled	(7)	420.5	420.5	(317)	438.0-619.8	526.8

Outstanding at December 31, 2007	57	420.5	420.5	8,194	308.5-619.8	487.4
Exercised	(3)	420.5	420.5	(353)	434.2-619.8	543.6
Lapsed or canceled	(5)	420.5	420.5	(206)	349.1-593.2	431.3

Outstanding at December 31, 2008	49	420.5	420.5	7,635	308.5-619.8	486.3

Options exercisable
At December 31, 2008	—	—	—	7,635	308.5-619.8	486.3
At December 31, 2007	—	—	—	6,583	308.5-619.8	455.0
At December 31, 2006	—	—	—	6,002	308.5-619.8	430.2

Included within the options outstanding under the Executive Share Option Plan are options over 2,424,605 (2007 2,696,883, 2006 4,055,674) shares that have not been recognized in accordance with IFRS 2 as the options were granted on or before November 7, 2002. These options, relating to former Six Continents share schemes, have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

The weighted average share price at the date of exercise for share options vested during the year was 815.0 pence. The closing share price on December 31, 2008 was 562.0 pence and the range during the year was 447.5 pence to 865.0 pence per share.

Summarized information about options outstanding at December 31, 2008 under the share option schemes is as follows:

	Options outstanding
		Weighted
		average	Weighted
	Number	remaining	average
	outstanding	contract life	option price
	(thousands)	(years)	(pence)

Range of exercise prices (pence)
Sharesave Plan
420.5	49	0.3	420.5

Executive Share Option Plan
308.5 to 349.1	526	1.3	347.6
422.8 to 494.2	5,574	4.3	462.7
619.8	1,535	6.3	619.8

	7,635	4.5	486.3

At December 31, 2008 the options outstanding under the Sharesave Plan are not exercisable; those under the Executive Share Option Plan are exercisable.

Note 25 — Deferred tax payable

						Other
	Property,	Deferred				short-term
	plant and	gains on		Employee	Intangible	temporary
	equipment	loan notes	Losses	benefits*	assets	differences**	Total
				($ million)

At January 1, 2007	233	180	(175)	(28)	33	(84)	159
Income statement	3	(8)	(6)	7	6	(60)	(58)
Statement of recognized income and expense	—	—	—	(11)	—	54	43
Exchange and other adjustments	12	3	(9)	—	3	1	10

At December 31, 2007	248	175	(190)	(32)	42	(89)	154
Income statement	(7)	—	13	18	(8)	(8)	8
Statement of recognized income and expense	—	—	—	(21)	—	2	(19)
Exchange and other adjustments	(15)	(33)	36	2	(6)	(6)	(22)

At December 31, 2008	226	142	(141)	(33)	28	(101)	121

	At
	December 31,
	2008	2007*
	($ million)

Analyzed as:
Deferred tax payable	117	148
Liabilities classified as held for sale	4	6

At December 31	121	154

*	Restated for IFRIC 14 (see page F-11).

**	Other short-term temporary differences relate primarily to provisions and accruals and share-based payments.

Deferred gains on loan notes includes $55 million (2007 $55 million) which is expected to fall due for payment in 2011.

The deferred tax asset of $141 million (2007 $190 million) recognized in respect of losses includes $87 million (2007 $120 million) in respect of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and $54 million (2007 $70 million) in respect of revenue tax losses. Revenue losses include $nil (2007 $7 million) in respect of losses which arose during a period of hotel refurbishment and which are expected to be utilized against future operating profit.

Tax losses with a net tax value of $553 million (2007 $384 million), including capital losses with a value of $160 million (2007 $220 million), have not been recognized. These losses may be carried forward indefinitely with the exception of $1 million which expires after three years (2007 $1 million which expires after four years). Deferred tax assets with a net tax value of $4 million (2007 $9 million) in respect of share-based payments, $13 million (2007 $13 million) in respect of employee benefits and $8 million (2007 $27 million) in respect of other items have not been recognized. These losses and other deferred tax assets have not been recognized as the Group does not anticipate being able to offset these against future profits or gains in order to realize any economic benefit in the foreseeable future. However, future benefits may arise depending on future profits arising or on the outcome of EU case law and legislative developments.

At December 31, 2008 the Group has not provided deferred tax in relation to temporary differences associated with post-acquisition undistributed earnings of subsidiaries. Quantifying the temporary differences is not practical.

However, on the basis that the Group is in a position to control the timing and realization of these temporary differences, no material tax consequences are expected to arise.

Note 26 — Minority equity interest

	Year ended December 31,
	2008	2007
	($ million)

At January, 1	6	16
Disposal of hotels (Note 11)	—	(12)
Exchange and other adjustments	1	2

At December, 31	7	6

Note 27 — Operating leases

During the year ended December 31, 2008, $61 million (2007 $64 million, 2006 $72 million) was recognized as an expense in the Consolidated Income Statement in respect of operating leases, net of amounts borne by the system funds.

Total commitments under non-cancelable operating leases are as follows:

	At
	December 31,
	2008	2007
	($ million)

Due within one year	56	58
One to two years	50	38
Two to three years	47	32
Three to four years	40	30
Four to five years	33	22
More than five years	322	218

	548	398

Included above, are commitments of $11 million (2007 $9 million) which will be borne by the system funds.

The average remaining term of these leases, which generally contain renewal options, is approximately 18 years (2007 17 years). No material restrictions or guarantees exist in the Group’s lease obligations.

Note 28 — Capital and other commitments

	At
	December 31,
	2008	2007
	($ million)

Contracts placed for expenditure on property, plant and equipment not provided for in the financial statements	40	20

On October 24, 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non-recurring revenue investment of $60 million which will be charged to the Consolidated Income Statement as an exceptional item, $35 million has been charged in 2008.

Note 29 — Contingencies

	At December 31,
	2008	2007
	($ million)

Contingent liabilities not provided for in the financial statements relating to guarantees	12	10

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is $249 million (2007 $243 million). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in material financial loss to the Group.

As of December 31, 2008, the Group had outstanding letters of credit of $42 million (2007 $62 million) mainly relating to self-insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2008, the Group was a guarantor of loans which could amount to a maximum of $46 million (2007 $49 million).

The Group has given warranties in respect of the disposal of certain of its former subsidiaries and hotels. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in material financial loss to the Group.

Note 30 — Related party disclosures

Key management personnel comprises the Board and Executive Committee.

	Year ended December 31,
	2008	2007	2006
	($ million)

Total compensation of key management personnel
Short-term employment benefits	18.4	18.9	17.5
Post-employment benefits	0.7	0.9	0.9
Equity compensation benefits	12.8	18.2	14.5

	31.9	38.0	32.9

There were no transactions with key management personnel during the years ended December 31, 2008, 2007 or 2006.

Note 31 — Acquisition of subsidiary

On December 1, 2006, the Group acquired a 75% interest in ANA Hotels & Resorts Co., Ltd (subsequently renamed IHG ANA Hotels Group Japan LLC), a hotel management company based in Japan.

	Carrying
	values	Fair
	pre-acquisition	value
	($ million)

Intangible assets	2	15
Current assets (excluding cash and cash equivalents)	7	7
Cash and cash equivalents	7	7
Trade and other payables	(5)	(5)
Current tax payable	(2)	(2)
Deferred tax payable	–	(2)

	9	20

Minority interest		(6)

Net assets acquired		14
Goodwill on acquisition		4

Consideration, satisfied in cash (including costs of $4 million)		18
Cash and cash equivalents acquired		(7)

Net cash outflow		(11)

Management contracts acquired were recognized as intangible assets at their fair value. The residual excess over the net assets acquired was recognized as goodwill.

INTERCONTINENTAL HOTELS GROUP PLC

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	charged to			Balance at
	beginning	costs and	Exchange		end of
	of period	expenses	differences	Deductions	period
			($ million)

Year ended December 31, 2008
Provisions for bad and doubtful debts	96	28	—	(14)	110
Year ended December 31, 2007
Provisions for bad and doubtful debts	85	23	—	(12)	96
Year ended December 31, 2006
Provisions for bad and doubtful debts	81	29	2	(27)	85
Year ended December 31, 2005
Provisions for bad and doubtful debts	83	25	(2)	(25)	81

S-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Richard Solomons
Name:     Richard Solomons

Title:	Finance Director

Date: April 7, 2009