Form 20-F
period 2009-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2010-04-01
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Ordinary Shares of 13 29/47 pence each	286,976,067

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

     Large accelerated filer  ☑          Accelerated filer  ☐          Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes          ☐                No          ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Reporting Standards as issued by the International Standards Accounting Board ☑	Other ☐

INTRODUCTION

As used in this document, except as the context otherwise requires, the terms:

•	“ADR” refers to an American Depositary Receipt, being a receipt evidencing title to an ADS;

•	“ADS” refers to an American Depositary Share, being a registered negotiable security, listed on the New York Stock Exchange, representing one InterContinental Hotels Group PLC ordinary share of 13 29/47 pence each;

•	“Board” refers to the Board of directors of InterContinental Hotels Group PLC or, where appropriate, the Board of InterContinental Hotels Limited or Six Continents Limited;

•	“Britvic” refers to Britannia Soft Drinks Limited for the period up to November 18, 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on November 21, 2005) which became the holding company of the Britvic Group on November 18, 2005;

•	“Britvic Group” refers to Britvic and its subsidiaries;

•	“Company” refers to InterContinental Hotels Group PLC, InterContinental Hotels Limited or Six Continents Limited or their respective Board of directors as the context requires;

•	“EMEA” refers to Europe, the Middle East and Africa;

•	“Group” refers to InterContinental Hotels Group PLC and its subsidiaries or, where appropriate, InterContinental Hotels Limited or Six Continents Limited and their subsidiaries as the context requires;

•	“Hotels” or “IHG Hotels” refers to the hotels business of the Group;

•	“IHG” refers to InterContinental Hotels Group PLC or, where appropriate, its Board of directors;

•	“IHL” refers to InterContinental Hotels Limited, previously InterContinental Hotels Group PLC, former parent company of the Group and re-registered as a private limited company on June 27, 2005;

•	“ordinary share” or “share” refers, before April 14, 2003, to the ordinary shares of 28 pence each in Six Continents Limited; following that date and until December 10, 2004 to the ordinary shares of £1 each in IHL; following that date and until June 27, 2005 to the ordinary shares of 112 pence each in IHL; following that date and until June 12, 2006 to the ordinary shares of 10 pence each in IHG; following that date until June 4, 2007 to the ordinary shares of 11 3/7 pence each in IHG; and following June 4, 2007 to the ordinary shares of 13 29/47 pence each in IHG;

•	“Six Continents” refers to Six Continents Limited; previously Six Continents PLC and re-registered as a private limited company on June 6, 2005;

•	“Soft Drinks” refers to the soft drinks business of InterContinental Hotels Group PLC, which the Company had through its controlling interest in Britvic and which the Company disposed of by way of an initial public offering effective December 14, 2005; and

•	“VAT” refers to UK value added tax levied by HM Revenue and Customs on certain goods and services.

References in this document to the “Companies Act” mean the Companies Act 1985 (as amended) or, where appropriate, the Companies Act 2006, in each case of Great Britain; references to the “EU” mean the European Union; references in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland; references to “US” refer to the United States of America.

The Company publishes its Consolidated Financial Statements expressed in US dollars following a management decision to change the reporting currency from sterling during 2008. The change was made to reflect the profile of the Group’s revenue and operating profit, which are primarily generated in US dollars or US dollar-linked currencies.

In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency. Solely for convenience, this Annual Report on Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. The noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on March 19, 2010 was £1.00 = $1.50. For further information on exchange rates please refer to page F-20.

The Company’s fiscal year ends on December 31. The December 31 fiscal year end is in line with the calendar accounting year ends of the majority of comparable US and European hotel companies. IHG will continue to report on a December 31 fiscal year-end basis, as the Group believes this facilitates more meaningful comparisons with other key participants in the industry. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the year ended December 31, 2009 are shown as 2009 and references to the year ended December 31, 2008 are shown as 2008, unless otherwise specified, and references to other fiscal years are shown in a similar manner.

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

The Company furnishes JP Morgan Chase Bank, N.A., as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Financial Statements are prepared on the basis of IFRS. The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by registered holders of ADRs and mails to all registered holders of ADRs notices of shareholders’ meetings received by the Depositary. During 2009, the Company reported interim financial information at June 30, 2009 in accordance with the Listing Rules of the UK Listing Authority. In addition, it provided quarterly financial information at March 31, 2009 and at September 30, 2009 and intends to continue to provide quarterly financial information during fiscal 2010. The Financial Statements may be found on the Company’s website at www.ihgplc.com.

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

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: continuing global economic uncertainty, the risks involved with the Group’s reliance on the reputation of its brands and protection of its intellectual property rights; the risks related to identifying, securing and retaining franchise and management agreements; the effect of political and economic developments; the organizational capability to manage changes in key personnel and senior management; events that adversely impact domestic or international travel; the risks involved in the Group’s reliance upon its proprietary reservations system and increased competition in reservations infrastructure; the risks in relation to technology and systems; the risks of the hotel industry supply and demand cycle; the possible lack of selected development opportunities; the risks related to corporate responsibility; the risk of litigation; the risks associated with the Group’s ability to maintain adequate insurance; the risks associated with the Group’s ability to borrow and satisfy debt covenants; compliance with data privacy regulations; the risks related to information security; and the risks associated with funding the defined benefits under its pension plans.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial data set forth below for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”), and is derived from the Consolidated Financial Statements of the Group which have been audited by its independent registered public accounting firm, Ernst & Young LLP.

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

Consolidated income statement data

	Year ended December 31,
	2009	2008	2007	2006	2005
	($ million, except earnings per ordinary share)

Revenue:
Continuing operations	1,538	1,897	1,817	1,487	1,309
Discontinued operations	—	—	33	278	2,177

	1,538	1,897	1,850	1,765	3,486

Total operating profit before exceptional operating items:
Continuing operations	363	549	488	374	325
Discontinued operations	—	—	3	50	294

	363	549	491	424	619

Exceptional operating items:
Continuing operations	(373)	(132)	60	48	(27)
Discontinued operations	—	—	—	—	(13)

	(373)	(132)	60	48	(40)

Total operating (loss)/profit:
Continuing operations	(10)	417	548	422	298
Discontinued operations	—	—	3	50	281

	(10)	417	551	472	579
Financial income	3	12	18	48	54
Financial expenses	(57)	(113)	(108)	(68)	(115)

(Loss)/profit before tax	(64)	316	461	452	518

Tax:
On profit before exceptional items	(15)	(101)	(90)	(97)	(161)
On exceptional operating items	112	17	—	(11)	—
Exceptional tax credit	175	25	60	184	15

	272	(59)	(30)	76	(146)

Profit after tax	208	257	431	528	372
Gain on disposal of assets, net of tax*	6	5	32	226	605

Profit for the year	214	262	463	754	977

Attributable to:
Equity holders of the parent	213	262	463	754	942
Non-controlling interest	1	—	—	—	35

Profit for the year	214	262	463	754	977

Earnings per ordinary share:
Continuing operations:
Basic	72.6¢	89.5¢	134.1¢	127.5¢	41.1¢
Diluted	70.2¢	86.8¢	130.4¢	124.3¢	40.2¢

Total operations:
Basic	74.7¢	91.3¢	144.7¢	193.8¢	180.8¢
Diluted	72.2¢	88.5¢	140.7¢	189.0¢	176.7¢

*	Relates to discontinued operations.

Consolidated statement of financial position data

	December 31,
	2009	2008	2007	2006	2005
	($ million, except number of shares)

Goodwill and intangible assets	356	445	556	516	411
Property, plant and equipment	1,836	1,684	1,934	1,956	2,340
Investments and other financial assets	175	195	253	251	267
Retirement benefit assets	12	40	49	—	—
Deferred tax receivable	95	—	—	—	—
Current assets	419	544	710	892	1,220
Non-current assets classified as held for sale	—	210	115	98	481

Total assets	2,893	3,118	3,617	3,713	4,719

Current liabilities	1,053	1,141	1,226	1,261	1,370
Long-term debt	1,016	1,334	1,748	594	707
Net assets	156	1	98	1,346	1,905
Equity share capital	142	118	163	129	84
IHG shareholders’ equity	149	(6)	92	1,330	1,870

Number of shares in issue at period end (millions)	287	286	295	356	433

Dividends

InterContinental Hotels Group PLC paid an interim dividend of 7.3 pence per share (equivalent to 12.2 cents per ADS at the closing exchange rate of August 7, 2009) on October 2, 2009. The IHG Board has proposed a final dividend of 18.7 pence per share (equivalent to 29.2 cents per ADS at the closing exchange rate on February 12, 2010), payable on June 4, 2010, if approved by shareholders at the Annual General Meeting to be held on May 28, 2010, bringing the total IHG dividend for the year ended December 31, 2009 to 26.0 pence per share (equivalent to 41.4 cents per ADS).

The table below sets forth the amounts of interim, final and total dividends on each ordinary share in respect of each fiscal year indicated. Comparative dividends per share have been restated using the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC (as IHL then was) and Six Continents PLC (as Six Continents then was), adjusted to equivalent shares of InterContinental Hotels Group PLC. For the purposes of showing the dollar amount per ADS in respect of the interim and final dividends for each of 2005, 2006 and 2007, such amount is translated into US dollars per ADS at the Noon Buying Rate on the UK payment date. In respect of the interim and final dividends for each of 2008 and 2009 such amounts are translated from US dollars into GBP at the prevailing exchange rate immediately prior to their announcement.

Ordinary dividend

	Pence per ordinary share			$ per ADS
	Interim	Final	Total	Interim	Final	Total

Year ended December 31,
2005	4.60	10.70	15.30	0.081	0.187	0.268
2006	5.10	13.30	18.40	0.096	0.259	0.355
2007	5.70	14.90	20.60	0.115	0.292	0.407
2008	6.40	20.20	26.60	0.122	0.292	0.414
2009	7.30	18.70	26.00	0.122	0.292	0.414

Special dividend

	Pence per
	ordinary share	$ per ADS

June 2006	118.00	2.17
June 2007	200.00	4.00

Return of capital

	Pence per
	ordinary share	$ per ADS

June 2005	165.00	2.86

RISK FACTORS

This section describes some of the risks that could materially affect the Group’s business. The factors below should be considered in connection with any financial and forward-looking information in this Form 20-F and the cautionary note regarding forward-looking statements contained on pages 5 and 6.

The wider economic climate currently creates trading uncertainty for the hotel industry and the Group. In particular, over the relatively short-term, the main risks are falling consumer demand, restrictions on the availability of finance for hotel owners, and a fall in the pace of new room openings. The Group refinanced its debt in May 2008 and issued a £250 million seven-year bond in December 2009 which was used to replace most of the $500 million bank facility that expires in November 2010. At the end of 2009 the Group was trading significantly within its banking covenants and debt facility.

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

The Group is exposed to a variety of risks related to identifying, securing and retaining franchise and management agreements

The Group’s growth strategy depends on its success in identifying, securing and retaining franchise and management agreements. This is an inherent risk for the hotel industry and franchise business model. Competition with other hotel companies may generally reduce the number of suitable franchise, management and investment opportunities offered to the Group and increase the bargaining power of property owners seeking to become a franchisee, or engage a manager. The terms of new franchise or management agreements may not be as favorable as current arrangements and the Group may not be able to renew existing arrangements on the same terms.

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the Group system or to secure management contracts. For example, the availability of suitable sites, planning and other local regulations or the availability and affordability of finance may all restrict the supply of suitable hotel development opportunities under franchise or management agreements. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group including, for example, the unwillingness of franchisees to support brand improvement initiatives.

Changes in legislation or regulatory changes may be implemented that have the effect of favoring franchisees relative to brand owners.

The Group is exposed to the risks of political and economic developments

The Group is exposed to the inherent risks of global and regional adverse political, economic and financial market developments, including recession, inflation, availability of affordable credit and currency fluctuations that could lower revenues and reduce income. A recession reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. This may result in deterioration of results of operations and potentially reducing the value of properties in affected economies. The owners or potential owners of hotels franchised or managed by one group face similar risks which could adversely impact IHG’s ability to retain and secure franchise or management agreements. More specifically, the Group is highly exposed to the US market and, accordingly, is particularly susceptible to adverse changes in the US economy.

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

The Group is exposed to the risk of events that adversely impact domestic or international travel

The room rates and occupancy levels at IHG hotels could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, epidemics, travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters resulting in reduced worldwide travel or other local factors impacting individual hotels. A decrease in the demand for hotel rooms as a result of such events may have an adverse impact on the Group’s operations and financial results. In addition, inadequate preparedness, contingency planning or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently impact the value of the brand or the reputation of the Group.

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

Lack of resilience in operational availability could lead to prolonged service disruption and may result in significant business interruption and subsequent impact on revenues. Lack of investment in these systems may also result in reduced ability to compete. Additionally, failure to maintain an appropriate e-commerce strategy and select the right partners could erode the Group’s market share.

The Group is exposed to inherent risks in relation to technology and systems

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

The Group is exposed to the risks of the hotel industry supply and demand cycle

The future operating results of the Group could be adversely affected by industry overcapacity (by number of rooms) and weak demand due, in part, to the cyclical nature of the hotel industry, or other differences between planning assumptions and actual operating conditions. Reductions in room rates and occupancy levels would adversely impact the results of Group operations.

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

The Group is exposed to risks related to corporate responsibility

The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of key stakeholders and the communities in which the Group operates. The social and environmental impacts of business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to demonstrate sufficiently responsible practices, or fails to comply with regulatory requirements, in a number of areas such as safety and security, sustainability, responsible tourism, environmental management, human rights and support for the local community.

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

The Group is exposed to a variety of risks associated with its ability to borrow and satisfy debt covenants

The Group is reliant on having access to borrowing facilities to meet its expected capital requirements. The majority of the Group’s borrowing facilities are only available if the financial covenants in the facilities are complied with. If the Group is not in compliance with the covenants, the lenders may demand the repayment of the funds advanced. If the Group’s financial performance does not meet market expectations, it may not be able to refinance its existing facilities on terms it considers favorable. The availability of funds for future financing is, in part, dependent on conditions and liquidity in the capital markets.

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

The Group is exposed to funding risks in relation to the defined benefits under its pension plans

The Group is required by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for members of its UK pension plans who are entitled to defined benefits. In addition, if certain pension plans of the Group are wound-up, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of defined benefits to a level which is higher than this minimum. The contributions payable by the Group must be set with a view to making prudent provision for the benefits accruing under the plans of the Group.

In particular, the trustees of IHG’s UK defined benefit plan may demand increases to the contribution rates relating to the funding of this plan, which would oblige relevant employers of the Group to contribute extra amounts. The trustees must consult the plan’s actuary and principal employer before exercising this power. In practice, contribution rates are agreed between the Group and the trustees on actuarial advice, and are set for three-year terms. The last such completed review was as at March 31, 2006, and the formal review as at March 31, 2009 is required to be completed by June 30, 2010.

ITEM 4.	INFORMATION ON THE COMPANY

SUMMARY

Group overview

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts (“InterContinental”), Crowne Plaza Hotels & Resorts (“Crowne Plaza”), Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations) (“Holiday Inn”), Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. As at December 31, 2009, the Group had 4,438 franchised, managed, owned and leased hotels and 646,679 guest rooms in over 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

With the disposal of the Group’s interests in Britvic, a manufacturer and distributor of soft drinks in the United Kingdom, by way of an initial public offering (“IPO”) in December 2005, the Group is now focused solely on hotel franchising, management and ownership.

The Group’s revenue and earnings are derived from (i) hotel operations, which include franchise and other fees paid under franchise agreements, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and operation of the Group’s owned and leased hotels and (ii) until December 14, 2005, the manufacture and distribution of soft drinks.

On March 19, 2010, InterContinental Hotels Group PLC had a market capitalization of approximately £2.9 billion, and was included in the list of FTSE 100 companies, a list of the 100 largest companies by market capitalization on the London Stock Exchange.

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

Acquisitions and dispositions

From Separation to December 31, 2009, 183 hotels with a net book value of $5.2 billion have been sold, generating aggregate proceeds of $5.5 billion. Of these 183 hotels, 162 hotels have remained in the IHG global system (the number of hotels and rooms franchised, managed, owned and leased by the Group) through either franchise or management agreements. At December 31, 2009 the Group owned 17 hotels.

During 2009, the Group disposed of the InterContinental Sao Paulo for $22 million. During 2008, the Group disposed of the Holiday Inn Jamaica for $30 million. During 2007, the Group disposed of (i) the Crowne Plaza Santiago for $21 million; (ii) its 74.11% share of the InterContinental Montreal for $34 million; and (iii) the Holiday Inn Disney Paris for $27 million.

Subsequent to the year end, the Holiday Inn Lexington was sold for $5.5 million on March 25, 2010.

The Group also divested a number of equity interests for total proceeds of $15 million, $61 million and $114 million in 2009, 2008 and 2007 respectively. The most significant interests sold were a 31.25% interest in the

Crowne Plaza Christchurch and a 17% interest in the Crowne Plaza Amsterdam in 2008 and, in 2007 a 15% interest in the InterContinental Chicago and a 33.3% interest in the Crowne Plaza London The City.

The asset disposal program which commenced in 2003 has significantly reduced the capital requirements of the Group whilst largely retaining the hotels in the IHG system through management and franchise agreements.

Capital expenditure in 2009 totaled $148 million, including the $65 million cost of the Hotel Indigo San Diego, compared with $108 million in 2008 and $186 million in 2007.

At December 31, 2009 capital committed, being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Consolidated Financial Statements, totaled $9 million.

On October 24, 2007 the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non-recurring revenue investment of $60 million which will be charged to the Consolidated income statement as an exceptional item. During the year, $19 million (2008 $35 million) was charged.

Asset disposal program detail	Number of hotels	Proceeds	Net book value
	($ billion)

Disposed since April 2003	183	5.5	5.2
Remaining owned and leased hotels as of December 31, 2009	17	—	1.7

Return of funds

Since March 2004, the Group has announced the return of £3.6 billion of funds to shareholders by way of special dividends, share repurchase programs and capital returns. As of March 19, 2010 IHG had returned over £3.5 billion to shareholders (see table below).

A third £250 million share repurchase program was completed in 2007 and the £150 million share repurchase program announced on February 20, 2007 was commenced. At December 31, 2009 £30 million of this share repurchase program was outstanding. During 2009 no shares were repurchased. By March 19, 2010, a total of 14.4 million shares had been repurchased under the £150 million repurchase program at an average price per share of 831 pence per share (approximately £120 million). Purchases are made under the existing authority from shareholders which will be renewed at the Company’s Annual General Meeting. Any shares repurchased under these programs will be canceled.

Since November 2008, the Company has deferred the remaining £30 million of its £150 million share repurchase program in order to preserve cash and maintain the strength of the Group’s financial position.

Information relating to the purchases of equity securities can be found in Item 16E.

Return of funds program	Timing	Total return	Returned to date(i)	Still to be returned

£501 million special dividend	Paid in December 2004	£501m	£501m	Nil
First £250 million share buyback	Completed in 2004	£250m	£250m	Nil
£996 million capital return	Paid in July 2005	£996m	£996m	Nil
Second £250 million share buyback	Completed in 2006	£250m	£250m	Nil
£497 million special dividend	Paid in June 2006	£497m	£497m	Nil
Third £250 million share buyback	Completed in 2007	£250m	£250m	Nil
£709 million special dividend	Paid in June 2007	£709m	£709m	Nil
£150 million share buyback	Deferred	£150m	£120m	£30m

Total		£3,603m	£3,573	£30m

(i)	As of March 19, 2010.

Hotels

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites Candlewood Suites and Hotel Indigo. As at December 31, 2009, the Group had 4,438 franchised, managed, owned and leased hotels and 646,679 guest rooms in over 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

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

SEGMENTAL INFORMATION

Geographic segmentation

The following table show the Group’s revenue and operating profit before exceptional operating items and the percentage by geographical area, for the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,
	2009	2008	2007
	($ million)

Revenue(1)
Americas	772	963	948
EMEA	397	518	492
Asia Pacific	245	290	260
Central(2)	124	126	117

Continuing operations	1,538	1,897	1,817

Americas	—	—	16
EMEA	—	—	17

Discontinued operations(3)	—	—	33

Total	1,538	1,897	1,850

Operating profit before exceptional operating items(1)(4)
Americas	288	465	454
EMEA	127	171	134
Asia Pacific	52	68	63
Central(2)	(104)	(155)	(163)

Continuing operations	363	549	488

Americas	—	—	2
EMEA	—	—	1

Discontinued operations(3)	—	—	3

Total	363	549	491

Footnotes on page 19.

	Year ended December 31,
	2009	2008	2007
	(%)

Revenue
Americas	50.2	50.8	51.2
EMEA	25.8	27.3	26.6
Asia Pacific	15.9	15.3	14.1
Central	8.1	6.6	6.3

Continuing operations	100.0	100.0	98.2

Americas	—	—	0.9
EMEA	—	—	0.9

Discontinued operations	—	—	1.8

Total	100.0	100.0	100.0

Operating profit before exceptional operating items
Americas	79.3	84.7	92.5
EMEA	35.0	31.1	27.3
Asia Pacific	14.3	12.4	12.8
Central	(28.6)	(28.2)	(33.2)

Continuing operations	100.0	100.0	99.4

Americas	—	—	0.4
EMEA	—	—	0.2

Discontinued operations	—	—	0.6

Total	100.0	100.0	100.0

(1)	The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1 = £0.64 (2008 $1 = £0.55, 2007 $1 = £0.50). In the case of the euro, the translation rate is $1 = €0.72 (2008 $1 = €0.68, 2007 $1 = €0.73).

(2)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

(3)	Discontinued operations were all owned and leased hotels.

(4)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region are the Americas $301 million (2008 $99 million, 2007 credit of $17 million); EMEA $22 million (2008 $21 million, 2007 credit of $21 million); Asia Pacific $7 million (2008 $2 million, 2007 credit of $17 million); and Central $43 million (2008 $10 million, 2007 credit of $5 million).

HOTELS

Business overview — market and competitive environment

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites Candlewood Suites and Hotel Indigo. As at December 31, 2009, the Group had 4,438 franchised, managed, owned and leased hotels and 646,679 guest rooms in over 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

Global economic events and industry cycle

The economic conditions of the last year have had a significant impact on IHG and the wider hotel industry. IHG continues to monitor key trends and business fundamentals, such as revenue per available room (“RevPAR”) to ensure its strategy remains well suited to the developing environment and its capabilities and IHG believes its business is resilient. Accordingly, its strategy remains unchanged. However, IHG sees short-term risks in the pace of future openings and the recovery in consumer demands, particularly business travel.

The downturn continued to be severe in 2009, with a sharp decline in global industry RevPAR and bookings. The hotel industry has always been cyclical and there are signs that business and consumer confidence is returning and RevPAR is beginning a slow recovery. Historically, as an industry, in previous economic cycles, IHG has experienced periods of five to eight years of RevPAR growth followed by up to two years of declines in RevPAR. Demand has rarely fallen for sustained periods and it is the interplay between hotel supply and demand in the industry that drives longer-term fluctuations in RevPAR. The difference in the recovery this time is likely to be slower increases in supply due to the ongoing finance environment remaining at more ‘normal’ levels compared with 2005 to 2008, and muted demand recovery as discretionary income growth and corporate profit growth are held back by, amongst other issues, tax increases and reduced access to credit. The Group’s fee-based profit is partly protected from changes in hotel supply or demand due to its model of third-party ownership of hotels under the Group’s franchise and management contracts. IHG profit varies more with hotel revenue (demand) than it does with hotel profit performance. Accordingly, IHG’s share price saw some recovery and stabilization since the lows of Spring 2009, increasing by 59% in the 12 months to December 31, 2009 and those of its listed company competitors increased by an average 56% over the same period. IHG believes it is well placed over the coming year compared with competitors who own hotels, rather than simply operate them, as IHG does.

Market size

The global hotel market has an estimated room capacity of 18 million rooms. This has grown at approximately 2% per annum over the last five years. Competitors in the market include other hotel companies, both large and small, and independently owned hotels.

The market remains fragmented, with an estimated 8 million branded hotel rooms (approximately 45% of the total market). IHG has an estimated 8% share of the branded market (approximately 3% of the total market). The top six major companies, including IHG, together control approximately 41% of the branded rooms, only 18% of total hotel rooms.

Geographically, the market is more concentrated with the top 20 countries accounting for more than 80% of global hotel rooms. Within this, the United States is dominant (approximately 25% of global hotel rooms) with China, Spain and Italy being the next largest markets. The Group’s brands have more leadership positions (top three by room numbers) in the six largest geographic markets than any other major hotel company.

Drivers of growth

US market data historically indicates a steady increase in hotel industry revenues, broadly in line with Gross Domestic Product, with growth of approximately 1.5% per annum in real terms since 1967.

Globally, IHG believes demand is driven by a number of underlying trends:

•	change in demographics — as the population ages and becomes wealthier, increased leisure time and income encourages more travel and hotel visits; younger generations are increasingly seeking work/life balance, with positive implications for increased leisure travel;

•	increase in travel volumes as airline capacity grows and affordability improves, accentuated in some regions by the strength of the market positions of low-cost airlines;

•	globalization of trade and tourism;

•	increase in affluence and freedom to travel within emerging markets, such as China and Brazil; and

•	increase in the preference for branded hotels amongst consumers.

Branded and unbranded markets

2009 branded hotel rooms by region as a percentage of the total market

United States	69%
EMEA	34%
Asia Pacific	29%

Source: IHG Analysis, Smith Travel Research (STR).

Within the global market, just under half of hotel rooms are branded; however, there has been an increasing trend towards branded rooms. Over the last three years, the branded market (as represented by the nine major global branded hotel companies) has grown at a 3.8% compound annual growth rate (“CAGR”), twice as quickly as the overall market, implying an increased preference towards branded hotels. Branded companies are therefore gaining market share at the expense of unbranded companies. IHG is well positioned to benefit from this trend. Hotel owners are increasingly recognizing the benefits of franchising or managing with IHG which can offer a portfolio of brands to suit the different real estate opportunities an owner may have, together with effective revenue delivery through global reservations channels. Furthermore, hotel ownership is increasingly being separated from hotel operations, encouraging hotel owners to use third parties such as IHG Hotels to manage their hotels.

Other factors

Potential negative trends impacting hotel industry growth include the possibility of increased terrorism and increased security measures, environmental considerations and economic factors such as the longevity of the downturn.

IHG’s business model

IHG’s future growth will be achieved predominantly through franchising and managing rather than owning hotels. Approximately 641,000 rooms operating under Group brands were franchised or managed and 5,800 rooms were owned and leased as of December 31, 2009.

The franchised and managed fee-based model is attractive because it enables the Group to achieve its goals with limited capital investment at an accelerated pace. A further advantage is the reduced volatility of the fee-based income stream, compared with ownership of assets.

A key characteristic of the franchised and managed business is that it generates more cash than is required for investment in the business, with a high return on capital employed. During the year ended December 31, 2009, 87% of continuing earnings before regional and central overheads, exceptional items, interest and tax was derived from franchised and managed operations.

Operations

The Group currently operates a fee-based, asset-light business model having moved away from predominantly owning hotel properties and now focuses on its hotel franchise and management business. Through three distinct business models, which offer different growth, return, risk and reward opportunities, the Group aims to achieve growth through its contractual arrangements with third-party hotel owners who provide capital investment in hotel assets in exchange for, among other things, the Group’s expertise and brand value. The models are summarized as follows:

Franchised:  where Group companies neither own nor manage a hotel, but license the use of a Group brand and provide access to reservations systems, loyalty schemes and know-how. The Group derives revenues from a brand royalty or licensing fee, based on a percentage of room revenue. As at December 31, 2009, 75% of the Group’s rooms were franchised. The franchising business model reduces the Group’s dependence on the profitability of its franchised hotels and allows for a more predictable revenue stream. The stable income stream that results, combined with organic growth in the number of hotels operating under the Group’s brands, allows the Group to steadily increase its scale, to drive market share, and importantly, to drive efficiency throughout the business.

Managed:  where in addition to licensing the use of a Group brand, a Group company manages a hotel for third party owners. The Group derives revenues from base and incentive management fees and provides the system infrastructure necessary for the hotel to operate. Base management fees are generally a percentage of hotel revenue and incentive management fees are generally a percentage of a hotel’s gross operating profit. The terms of these agreements vary, but are often long-term (on average, 10 years or more). In certain limited circumstances the Group may provide performance guarantees to third party owners to secure management contracts. The performance guarantee may be in respect of a hotel’s gross operating profit or an “owner’s priority return”. The Group may be required to defer its incentive management fees or fund shortfalls under such guarantee arrangements.

The Group’s responsibilities under the management agreement typically include hiring, training and supervising the managers and employees that operate the hotels under the relevant brand standards. As at December 31, 2009, approximately 24% of the Group’s rooms were operated under management contracts.

Owned and leased:  where a Group company both operates and either owns or leases a hotel and, therefore, takes all the benefits and risks associated with ownership of the asset. Since 2003, the Group has sold the majority of its owned and leased portfolio. The Group now owns or leases 17 hotels representing around 1% of the Group’s rooms. The owned and leased hotels had a book value as at December 31, 2009 of $1.7 billion. The majority of this value resides in the Group’s four flagship InterContinental hotels in London, Paris, New York and Hong Kong.

In addition to the three models described, the Group may, in certain circumstances, make an equity investment in a strategic hotel development project. Such an investment is generally a minority investment and the Group will participate in a share of the benefits and risks of ownership and will enter into the associated hotel management agreement.

The following table shows the number of hotels and rooms franchised, managed, owned and leased by the Group as at December 31, 2009, 2008 and 2007.

			Management
			contracts and joint
	Franchised		ventures		Owned and leased		Total
	No. of	No. of	No. of	No. of	No. of	No. of	No. of	No. of
	hotels	rooms	hotels	rooms	hotels	rooms	hotels	rooms

2009	3,799	483,541	622	157,287	17	5,851	4,438	646,679
2008	3,585	465,967	585	148,240	16	5,644	4,186	619,851
2007	3,392	443,815	539	134,883	18	6,396	3,949	585,094

The Group sets quality and service standards for all of its hotel brands and operates a customer satisfaction and hotel quality evaluation system to ensure those standards are met or exceeded in all hotels operating under the Group’s brands. The quality evaluation system includes an assessment of both physical property and customer service standards.

Strategy

IHG is focused on its core purpose of creating ‘Great Hotels Guests Love.’ IHG seeks to deliver, among other key performance indicators (“KPIs”), enduring top quartile shareholder returns, when measured against a broad global hotel peer group.

For the three-year period of 2007 to 2009, IHG was fourth among its peers on total shareholder returns.

IHG has also developed and will measure itself against a collection of specific KPIs aimed at delivering the Group’s core purpose, cascaded to the hotel level.

Successful performance against various combinations of these metrics drives a significant percentage of senior management discretionary remuneration.

IHG’s strategy has seen significant development through 2009 as the Group moved to make its core purpose a reality, despite challenging economic circumstances. In 2009, IHG took a hard look at its operations and capabilities to focus on what really matters most to deliver ‘Great Hotels Guests Love’. IHG has backed this up with a major effort to align its people and measure the most important drivers, resulting in a clear, target-based program within its hotels to motivate teams and guide behaviours.

IHG’s strategy encompasses two key aspects:

•	where IHG chooses to compete; and

•	how the Group will win when it competes.

The Group’s underlying ‘Where’ strategy is that IHG will grow a portfolio of differentiated hospitality brands in select strategic countries and global key cities to maximize its scale advantage. The ‘How’ aspect of the Group’s strategy flows from the Group’s core purpose and its research at the hotel level as to what really makes a difference for guests.

In support of the Group’s overall strategy there are now five key priorities — one ‘Where we compete’ and four ‘How we win’.

To help the Group’s hotels and corporate staff measure their efforts in achieving ‘Great Hotels Guests Love’, IHG provides clear metrics aligned with the four ‘How we win’ priorities against which progress is gauged.

Where we compete

Strategic priorities	2009 status and developments
To accelerate profitable growth of our core business in the largest markets where scale really counts and also in key global gateway cities. Seek opportunities to leverage our scale in new business areas.	• 90% of deals signed in scale markets and key gateway cities; • 10 signings of Hotel Indigo and Staybridge Suites outside of North America; and • 439 hotels opened globally.
How we win

Strategic priorities	2009 status and developments
Financial returns
To generate higher returns for owners and IHG through revenue delivery and improved operating efficiency.
•   Increased by four percentage points the proportion of revenue delivery through IHG global reservations channels and Priority Club Rewards (“PCR”) direct sales. These channels accounted for an average 68% of global hotel rooms revenue in 2009;

•   Significant procurement savings made;

•   Increased use of offshore transaction processing; and

•   Technology infrastructure developed to support owner management and loyalty marketing.

Our people
To create a more efficient organisation with strong core capabilities.
•   Continued cascading of ‘Great Hotels Guests Love’ in hotels and corporate offices;

•   Meeting ongoing resourcing requirements to match hotel growth in scale markets;

•   Managing employee engagement; and

•   Continued focus on attracting and retaining talent.

Guest experience
To operate a portfolio of brands attractive to both owners and guests that have clear market positions and differentiation in the eyes of the guest.
• 1,697 relaunched Holiday Inn and Holiday Inn Express hotels open around the world; and

•   Industry-leading PCR loyalty program with 48 million members, contributing $5.6 billion of global system room revenue.

Responsible business
To take an active stance on environment and community issues in order to drive increased value for IHG, owners and guests.
•   Green Engage energy management system developed (patent pending); rolled out to over 900 hotels by December 31, 2009;

•   Extensive consumer research undertaken to quantify ‘green’ opportunity with consumers; and

•   Corporate Responsibility approach defined and agreed.

Segmental results by activity

The following table shows the Group’s continuing revenue and operating profit before exceptional operating items by activity and the percentage contribution of each activity, for the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,
	2009	2008	2007
	($ million)

Revenue(1)
Americas
Franchised	437	495	489
Managed	110	168	156
Owned and leased	225	300	303

	772	963	948

EMEA
Franchised	83	110	81
Managed	119	168	167
Owned and leased	195	240	244

	397	518	492

Asia Pacific
Franchised	11	18	16
Managed	105	113	99
Owned and leased	129	159	145

	245	290	260

Central(2)	124	126	117

Total	1,538	1,897	1,817

Operating profit before exceptional operating items(1)(3)
Americas
Franchised	364	426	425
Managed	(40)	51	41
Owned and leased	11	55	54
Regional overheads	(47)	(67)	(66)

	288	465	454

EMEA
Franchised	60	75	58
Managed	65	95	87
Owned and leased	33	45	33
Regional overheads	(31)	(44)	(44)

	127	171	134

Asia Pacific
Franchised	5	8	6
Managed	44	55	46
Owned and leased	30	43	36
Regional overheads	(27)	(38)	(25)

	52	68	63

Central(2)	(104)	(155)	(163)

Total	363	549	488

Footnotes on page 26.

	Year ended December 31,
	2009	2008	2007
	(%)

Revenue
Americas
Franchised	28.4	26.1	26.9
Managed	7.2	8.9	8.6
Owned and leased	14.6	15.8	16.7

	50.2	50.8	52.2

EMEA
Franchised	5.4	5.8	4.5
Managed	7.7	8.9	9.2
Owned and leased	12.7	12.6	13.4

	25.8	27.3	27.1

Asia Pacific
Franchised	0.7	0.9	0.9
Managed	6.8	6.0	5.4
Owned and leased	8.4	8.4	8.0

	15.9	15.3	14.3

Central	8.1	6.6	6.4

Total	100.0	100.0	100.0

Operating profit before exceptional operating items
Americas
Franchised	100.2	77.6	87.1
Managed	(11.0)	9.3	8.4
Owned and leased	3.0	10.0	11.0
Regional overheads	(12.9)	(12.2)	(13.5)

	79.3	84.7	93.0

EMEA
Franchised	16.5	13.6	11.9
Managed	17.9	17.3	17.8
Owned and leased	9.1	8.2	6.8
Regional overheads	(8.5)	(8.0)	(9.0)

	35.0	31.1	27.5

Asia Pacific
Franchised	1.4	1.5	1.2
Managed	12.1	10.0	9.4
Owned and leased	8.2	7.8	7.4
Regional overheads	(7.4)	(6.9)	(5.1)

	14.3	12.4	12.9

Central	(28.6)	(28.2)	(33.4)

Total	100.0	100.0	100.0

(1)	The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1 = £0.64 (2008 $1 = £0.55, 2007 $1 = £0.50). In the case of the euro, the translation rate is $1 = €0.72 (2008 $1 = €0.68, 2007 $1 = €0.73).

(2)	Central revenue primarily relates to Holidex (IHG’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

(3)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region are the Americas $301 million (2008 $99 million, 2007 credit of $17 million); EMEA $22 million (2008 $21 million, 2007 credit of $21 million); Asia Pacific $7 million (2008 $2 million, 2007 credit of $17 million); and Central $43 million (2008 $10 million, 2007 credit of $5 million).

Global system

Hotels operated under IHG brands are, pursuant to terms within their contracts, subject to cash assessments for the provision of brand marketing, reservations systems and the Priority Club Rewards loyalty program. These assessments, typically based upon room revenue, are pooled for the collective benefit of all hotels by brand or geography into the System Funds.

Priority Club Rewards:  The Group’s worldwide loyalty scheme, Priority Club Rewards, is the largest of its kind in the hotel industry. Members enjoy a variety of privileges and rewards as they stay at the Group’s hotels around the world. The global system room revenue generated from Priority Club Rewards members during 2009 was $5.6 billion. Priority Club Rewards membership reached 48 million customers as at December 31, 2009, compared to 42 million as at December 31, 2008.

Central reservation system technology:  The Group operates the HolidexPlus reservations system. The HolidexPlus system receives reservation requests entered on terminals located at most of its reservation centers, as well as from global distribution systems operated by a number of major corporations and travel agents. Where local hotel systems allow, the HolidexPlus system immediately confirms reservations or indicates alternative accommodation available within the Group’s network. Confirmations are transmitted electronically to the hotel for which the reservation is made.

Reservations call centers:  The Group operates 10 reservations call centers around the world which enable it to sell in local languages in many countries and offer a high quality service to customers.

Internet:  The Group introduced electronic hotel reservations in 1995. The Internet is an important communications, branding and distribution channel for hotel sales. During 2009, the Internet channels continued to show strong growth, with 24%, (20% in 2008) of global system room revenue booked via the Internet through various branded websites, such as www.intercontinental.com and www.holidayinn.com, as well as certified third parties.

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

The Group estimates that, during 2009, global system room revenue booked through IHG’s global systems (which includes Priority Club Reward members, central reservation and call centers, global distribution systems and the Internet) increased by four percentage points to 68%.

Sales and marketing

IHG targets its sales and marketing expenditure in each region on driving revenue and brand awareness or, in the case of sales investments, targeting segments such as corporate accounts, travel agencies and meeting organizers. The majority of IHG’s sales and marketing expenditure is funded by contractual fees paid by most hotels in the system.

Global brands

Brands overview

The Group’s portfolio includes seven established and diverse brands. These brands cover several market segments ranging from upscale to midscale (limited service) and all brands except for Candlewood Suites operate internationally. Candlewood Suites operates exclusively in the Americas.

	At December 31, 2009
Brands	Room numbers	Hotels

InterContinental	56,121	166
Crowne Plaza	100,994	366
Holiday Inn	243,460	1,325
Holiday Inn Express	188,007	2,069
Staybridge Suites	19,885	182
Candlewood Suites	25,283	254
Hotel Indigo	4,030	33
Other	8,899	43

Total	646,679	4,438

InterContinental

	Americas	EMEA	Asia Pacific
	total	total	total

Average room rate $(1)	152.72	213.57	163.27
Room numbers(2)	18,499	20,586	17,036

(1)	For the year ended December 31, 2009; quoted at constant US$ exchange rate. Average room rate is for comparable InterContinental hotels.

(2)	As at December 31, 2009.

InterContinental is the Group’s upper-upscale brand. InterContinental branded hotels are located in major cities and leisure destinations in over 60 countries. Each hotel offers high-class facilities and services aimed at the discerning business and leisure traveler. The brand strives to provide guests with memorable experiences which also give a sense of each hotel’s location. These hotels blend luxury with a celebration of local culture and heritage which is reflected in everything from décor to dining.

InterContinental hotels are principally managed by the Group. As at December 31, 2009, there were 166 InterContinental hotels which represented 9% of the Group’s total hotel rooms. During 2009, 12 InterContinental hotels were added to the portfolio, while five hotels were removed.

Crowne Plaza

	Americas	EMEA	Asia Pacific
	total	total	total

Average room rate $(1)	100.92	141.32	98.56
Room numbers(2)	55,690	22,157	23,147

(1)	For the year ended December 31, 2009; quoted at constant US$ exchange rate. Average room rate is for comparable Crowne Plaza hotels.

(2)	As at December 31, 2009.

Crowne Plaza is located in more than 55 countries. Mainly sited in principal cities, these hotels offer high quality accommodation for leisure and business travelers who appreciate style, a sociable environment, excellent meeting facilities and state-of-the-art business technology.

The majority of Crowne Plaza hotels are operated under franchise agreements. As at December 31, 2009, there were 366 Crowne Plaza hotels which represented 16% of the Group’s total hotel rooms. During 2009, 32 Crowne Plaza hotels were added to the portfolio, while eight hotels were removed.

Holiday Inn

	Americas	EMEA	Asia Pacific
	total	total	total

Average room rate $(1)	92.41	105.86	79.04
Room numbers(2)(3)	161,093	53,372	28,995

(1)	For the year ended December 31, 2009; quoted at constant US$ exchange rate. Average room rate is for comparable Holiday Inn hotels.

(2)	As at December 31, 2009.

(3)	The Americas total includes Holiday Inn Club Vacations (2,892 rooms).

Holiday Inn is the Group’s midscale full service brand. One of the world’s most recognised brands, it is aimed at both business travellers and families.

In 2008, the Group launched Holiday Inn Club Vacations, which gave the Group its first presence in the timeshare market. The first Holiday Inn Club Vacations opened in Florida, in December 2008. Holiday Inn Club Vacations is operated on a franchise basis with no capital investment from the Group.

In 2007, the Group announced a worldwide relaunch of the Holiday Inn and Holiday Inn Express brands. The relaunch program has been designed to give the Holiday Inn brand a refreshed and contemporary brand image by upgrading certain hotel facilities and amenities. All Holiday Inn hotels open or under development are expected to have implemented the relaunch program by the end of 2010. As at December 31, 2009, 1,697 hotels operating under the Holiday Inn or the Holiday Inn Express brands had completed the implementation of the relaunch program.

Holiday Inn hotels are predominantly operated under franchise agreements. As at December 31, 2009, there were 1,325 Holiday Inn hotels which represented 38% of the Group’s total hotel rooms, of which 66% were located in the Americas. During 2009, 66 Holiday Inn hotels were added to the portfolio, while 95 hotels were removed.

Holiday Inn Express

	Americas	EMEA	Asia Pacific
	total	total	total

Average room rate $(1)	94.56	86.43	49.35
Room numbers(2)	158,284	23,259	6,464

(1)	For the year ended December 31, 2009; quoted at constant US$ exchange rate. Average room rate is for comparable Holiday Inn Express hotels.

(2)	As at December 31, 2009.

Holiday Inn Express is the Group’s midscale limited service brand. Convenience, comfort and value make Holiday Inn Express a popular choice with guests and hotel owners. Contemporary guest rooms and bathrooms, a complimentary breakfast and easily accessible locations make Holiday Inn Express an ideal choice for people on the road. Holiday Inn Express was also relaunched in 2007.

Holiday Inn Express hotels are almost entirely operated under franchise agreements. As at December 31, 2009, there were 2,069 Holiday Inn Express hotels worldwide which represented 29% of the Group’s total hotel rooms, of which 84% were located in the Americas. During 2009, 213 new Holiday Inn Express hotels were added to the portfolio, while 76 hotels were removed.

Staybridge Suites

	Americas	EMEA
	total	total

Average room rate $(1)	97.24	—
Room numbers(2)	19,320	565

(1)	For the year ended December 31, 2009; quoted at constant US$ exchange rate. Average room rate is for comparable Staybridge Suites hotels.

(2)	As at December 31, 2009.

Staybridge Suites is an upscale hotel brand offering services and amenities designed specifically for those on extended travel. Residential in style, Staybridge Suites branded hotels provide studios and suites, kitchens, living rooms and work areas, and high-speed internet access for business and leisure guests.

The Staybridge Suites brand is principally operated under management contracts and franchise agreements. As at December 31, 2009 there were 182 Staybridge Suites hotels, which represented 3% of the Group’s total hotel rooms, of which 97% (178 hotels) were located in the Americas. During 2009, 30 hotels were added to the portfolio, and no hotels were removed.

Candlewood Suites

Americas
total

Average room rate $(1)	65.68
Room numbers(2)	25,283

(1)	For the year ended December 31, 2009; quoted at constant US$ exchange rate. Average room rate is for comparable Candlewood Suites hotels.

(2)	As at December 31, 2009.

Designed for guest stays of a week or longer, Candlewood Suites branded hotels offer studios and one bedroom suites with well equipped kitchens, spacious work areas and an array of convenient amenities. This extended stay brand continues to grow rapidly in the Americas.

The Candlewood Suites brand is operated under management contracts and franchise agreements. Hospitality Properties Trust (“HPT”) is a major owner of Candlewood Suites properties and the Group manages all 76 of HPT’s Candlewood Suites properties under a 20 year agreement. As at December 31, 2009, there were 254 Candlewood Suites hotels, which represented 4% of the Group’s total rooms, all of which were located in the Americas. During 2009, 50 hotels were added to the portfolio, and no hotels were removed.

Hotel Indigo

	Americas	EMEA
	total	total

Average room rate $(1)	105.89	—
Room numbers(2)	3,966	64

(1)	For the year ended December 31, 2009; quoted at constant US$ exchange rate. Average room rate is for comparable Hotel Indigo hotels.

(2)	As at December 31, 2009.

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

As at December 31, 2009, there were 33 Hotel Indigo hotels, 32 located in the Americas. During 2009, 12 hotels were added to the portfolio, and one hotel was removed.

Geographical analysis

Although it has worldwide hotel operations, the Group is most dependent on the Americas for operating profit, reflecting the structure of the branded global hotel market. The Americas region generated 62% of the Group’s operating profit before central overheads and exceptional operating items during 2009.

The geographical analysis, split by number of rooms and operating profit, is set out in the table below.

	Americas	EMEA	Asia Pacific
	(% of total)

Room numbers(1)	69	19	12
Regional operating profit (before central overheads and exceptional operating items)(2)	62	27	11

(1)	As at December 31, 2009.

(2)	For the year ended December 31, 2009.

Americas

In the Americas, the largest proportion of rooms is operated under the franchise business model (approximately 89% of rooms in the Americas operate under this model) primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the majority of the InterContinental branded hotels are operated under franchise and management agreements. With 3,479 hotels, the Americas represented 78% of the Group’s hotels and 62% of the Group’s operating profit before central costs and exceptional operating items during the year ended December 31, 2009. The key profit producing region is the United States, although the Group is also represented in each of Latin America, Canada, Mexico and the Caribbean.

EMEA

In EMEA, the largest proportion of rooms is operated under the franchise business model primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised whereas the majority of the InterContinental branded hotels are operated under management agreements. Comprising 695 hotels at the end of 2009, EMEA represented approximately 27% of the Group’s operating profit before central costs and exceptional operating items during the year ended December 31, 2009. Profits are primarily generated from hotels in the United Kingdom, Continental European gateway cities and the Middle East portfolio.

Asia Pacific

In Asia Pacific, the largest proportion of rooms are operated under the managed business model. The majority of hotels are in the midscale and upscale segments. Comprising 264 hotels as at December 31, 2009, Asia Pacific represents approximately 11% of the Group’s operating profit before central costs and exceptional operating items during the year ended December 31, 2009. The Chinese tourism market continues to grow, with the country due to become one of the world’s biggest tourist destinations within 10 years. As at December 31, 2009 the Group had 125 hotels in Greater China and a further 138 hotels in development.

The following table shows information concerning the geographical locations and ownership of the Group’s hotels as at December 31, 2009.

	Franchised		Managed		Owned and leased		Total
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

Americas
InterContinental	26	7,439	25	9,149	4	1,911	55	18,499
Crowne Plaza	183	49,130	19	6,560	—	—	202	55,690
Holiday Inn(1)	856	150,697	30	9,038	4	1,358	890	161,093
Holiday Inn Express	1,845	158,032	1	252	—	—	1,846	158,284
Staybridge Suites	131	13,513	45	5,574	2	233	178	19,320
Candlewood Suites	176	15,842	78	9,441	—	—	254	25,283
Hotel Indigo	28	3,351	3	405	1	210	32	3,966
Other	—	—	22	3,219	—	—	22	3,219

Total	3,245	398,004	223	43,638	11	3,712	3,479	445,354

EMEA
InterContinental	10	2,277	52	17,016	3	1,293	65	20,586
Crowne Plaza	69	15,731	24	6,426	—	—	93	22,157
Holiday Inn	246	37,270	87	16,102	—	—	333	53,372
Holiday Inn Express	194	22,874	2	232	1	153	197	23,259
Staybridge Suites	—	—	4	565	—	—	4	565
Hotel Indigo	1	64	—	—	—	—	1	64
Other	—	—	2	293	—	—	2	293

Total	520	78,216	171	40,634	4	1,446	695	120,296

Asia Pacific
InterContinental	6	1,798	39	14,743	1	495	46	17,036
Crowne Plaza	3	454	68	22,693	—	—	71	23,147
Holiday Inn	11	1,974	90	26,823	1	198	102	28,995
Holiday Inn Express	2	275	24	6,189	—	—	26	6,464
Other	12	2,820	7	2,567	—	—	19	5,387

Total	34	7,321	228	73,015	2	693	264	81,029

Total
InterContinental	42	11,514	116	40,908	8	3,699	166	56,121
Crowne Plaza	255	65,315	111	35,679	—	—	366	100,994
Holiday Inn(1)	1,113	189,941	207	51,963	5	1,556	1,325	243,460
Holiday Inn Express	2,041	181,181	27	6,673	1	153	2,069	188,007
Staybridge Suites	131	13,513	49	6,139	2	233	182	19,885
Candlewood Suites	176	15,842	78	9,441	—	—	254	25,283
Hotel Indigo	29	3,415	3	405	1	210	33	4,030
Other	12	2,820	31	6,079	—	—	43	8,899

Total	3,799	483,541	622	157,287	17	5,851	4,438	646,679

(1)	Includes Holiday Inn Club Vacations (6 hotels, 2,892 rooms).

Room count and pipeline

During 2009, the IHG global system (the number of hotels and rooms which are franchised, managed, owned and leased by the Group) increased by 252 hotels (26,828 rooms; 4.3%) to 4,438 hotels (646,679 rooms). Openings of 439 hotels (55,345 rooms) were focused, in particular, on continued expansion in the US and China.

System growth was driven by brands in the midscale limited service and extended stay segments. Holiday Inn Express represented over 50% of total net growth (137 hotels, 14,213 rooms), whilst Staybridge Suites and Candlewood Suites combined represented approximately 30% (80 hotels, 7,883 rooms). IHG’s lifestyle brand, Hotel Indigo, achieved net growth of approximately 50%, with 11 hotels (1,328 rooms) added during the year.

Significant progress has been achieved on the Holiday Inn brand family relaunch with 1,697 hotels open under the updated signage and brand standards as at December 31, 2009. The relaunch aims to refresh the brand and to deliver consistent best in class service and enhanced physical quality in all Holiday Inn and Holiday Inn Express hotels.

Non-brand conforming hotels continued to be removed from the system; global removals totaled 187 hotels (28,517 rooms) during 2009, predominately Holiday Inn and Holiday Inn Express hotels.

At the end of 2009, the IHG pipeline totaled 1,438 hotels (210,363 rooms). The IHG pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid.

IHG maintained a strong level of new signings despite the impact of the global economic downturn, demonstrating continued demand for IHG brands and represents a key driver of future profitability.

In the year, signings across all regions of 52,891 rooms were added to the pipeline. Overall, the opening of 55,345 rooms, combined with an increase in pipeline terminations, resulted in a net pipeline decline of 34,722 rooms.

There are no assurances that all of the hotels in the pipeline will open. The construction, conversion and development of hotels is dependent upon a number of factors, including meeting brand standards, obtaining the necessary permits relating to construction and operation, the cost of constructing, converting and equipping such hotels and the ability to obtain suitable financing at acceptable interest rates. The supply of capital for hotel development in the United States and major economies may not continue at previous levels and consequently the pipeline could decrease.

Americas

During 2009, the Americas hotel and room count increased by 219 hotels (18,864 rooms) to 3,479 hotels (445,354 rooms). The growth included openings of 375 hotels (40,584 rooms), predominantly under the franchised business model. By brand, Holiday Inn Express generated openings of 198 hotels (17,491 rooms) whilst the extended stay brands, Staybridge Suites and Candlewood Suites, achieved openings of 78 hotels (7,548 rooms) in 2009. Net growth also included removals of 156 hotels (21,720 rooms), predominantly Holiday Inn and Holiday Inn Express hotels removed as part of the Group’s roll-out of the Holiday Inn brand family relaunch which entails the removal of lower quality, non-brand conforming hotels.

The Americas pipeline totaled 1,073 hotels (113,728 rooms) as at December 31, 2009. During the year, 29,353 room signings were completed, compared with 60,402 room signings in 2008. Signings levels declined as a result of lower real estate and construction activity amid the economic downturn and an associated tightening of credit availability. Demand in the key midscale segment remained positive, representing 66% of hotel signings.

EMEA

During 2009, EMEA hotel and room count increased by 20 hotels (3,589 rooms) to 695 hotels (120,296 rooms). The net room growth included openings of 37 hotels (6,427 rooms) and removals of 17 hotels (2,838 rooms). System growth by brand was driven by Holiday Inn and Holiday Inn Express, which together accounted for 65% of the region’s hotel openings, and by Crowne Plaza, which achieved net rooms growth of 7% over 2008. By ownership type, net movement during the year included the conversion of 13 managed hotels in Spain to franchise contracts.

The pipeline in EMEA decreased by 21 hotels (2,403 rooms) to 152 hotels (31,461 rooms). The movement in the year included 8,442 room signings, with continued demand for IHG brands in the UK, Middle East and Germany. Demand was particularly strong in the midscale sector which represented 66% of room signings. IHG’s lifestyle brand, Hotel Indigo, continued its expansion with four hotels in the closing pipeline, including two in London.

Asia Pacific

During 2009, Asia Pacific hotel and room count increased by 13 hotels (4,375 rooms) to 264 hotels (81,029 rooms), including the opening of 27 hotels (8,334 rooms) offset by the removal of 14 hotels (3,959 rooms). The growth was predominantly driven by the opening of 17 hotels (5,776 rooms) in Greater China, reflecting continued expansion in one of IHG’s strategic markets.

The pipeline in Asia Pacific increased by 14 hotels (710 rooms) to 213 hotels (65,174 rooms). Pipeline growth was fuelled by the Greater China market which generated 75% of the region’s room signings, followed by India, which contributed a further 16%. From a brand perspective, Crowne Plaza experienced the highest demand with 45% of the region’s room signings, followed by Holiday Inn, which contributed a further 32%. During the year, the first Hotel Indigo was signed in Hong Kong.

	Hotels			Rooms
			Change			Change
Global hotel and room count at December 31,	2009	2008	over 2008	2009	2008	over 2008

Analyzed by brand
InterContinental	166	159	7	56,121	54,736	1,385
Crowne Plaza	366	342	24	100,994	93,382	7,612
Holiday Inn(1)	1,325	1,354	(29)	243,460	252,103	(8,643)
Holiday Inn Express	2,069	1,932	137	188,007	173,794	14,213
Staybridge Suites	182	152	30	19,885	16,644	3,241
Candlewood Suites	254	204	50	25,283	20,641	4,642
Hotel Indigo	33	22	11	4,030	2,702	1,328
Other	43	21	22	8,899	5,849	3,050

Total	4,438	4,186	252	646,679	619,851	26,828

Analyzed by ownership type
Franchised	3,799	3,585	214	483,541	465,967	17,574
Managed(1)	622	585	37	157,287	148,240	9,047
Owned and leased	17	16	1	5,851	5,644	207

Total	4,438	4,186	252	646,679	619,851	26,828

(1)	Includes Holiday Inn Club Vacations.

	Hotels			Rooms
			Change			Change
Global pipeline at December 31,	2009	2008	over 2008	2009	2008	over 2008

Analyzed by brand
InterContinental	63	71	(8)	20,173	21,884	(1,711)
Crowne Plaza	129	133	(4)	38,555	41,469	(2,914)
Holiday Inn	338	387	(49)	59,008	64,261	(5,253)
Holiday Inn Express	563	719	(156)	57,756	70,270	(12,514)
Staybridge Suites	123	166	(43)	13,360	18,109	(4,749)
Candlewood Suites	169	242	(73)	14,851	21,790	(6,939)
Hotel Indigo	53	56	(3)	6,660	7,212	(552)
Other	—	1	(1)	—	90	(90)

Total	1,438	1,775	(337)	210,363	245,085	(34,722)

Analyzed by ownership type
Franchised	1,158	1,474	(316)	126,386	156,959	(30,573)
Managed	280	300	(20)	83,977	87,941	(3,964)
Owned and leased	—	1	(1)	—	185	(185)

Total	1,438	1,775	(337)	210,363	245,085	(34,722)

Seasonality

Although the performance of individual hotels and geographic markets might be highly seasonal due to a variety of factors such as the tourist trade and local economic conditions, the geographical spread of the Group’s hotels in over 100 countries and territories and the relative stability of the income stream from franchising and management activities, diminishes, to some extent, the effect of seasonality on the results of the Group.

Competition

The Group’s hotels compete with a wide range of facilities offering various types of lodging options and related services to the public. The competition includes several large and moderate sized hotel chains offering upper, mid and lower priced accommodation and also includes independent hotels in each of these market segments, particularly outside of North America where the lodging industry is much more fragmented. Major hotel chains which compete with the Group include Marriott International, Inc., Starwood Hotels & Resorts Worldwide, Inc., Choice Hotels International, Inc., Best Western International, Inc., Hilton Hotels Corporation, Wyndham Worldwide Corporation, Four Seasons Hotels Inc. and Accor S.A. The Group also competes with non-hotel options, such as timeshare offerings and cruises.

Key relationships

IHG maintains effective relationships across all aspects of its operations. The Group’s operations are not dependent upon any single customer, supplier or hotel owner due to the extent of its brands, market segments and geographical coverage. For example, IHG’s largest third-party hotel owner controls only 3% of the Group’s total room count.

Emphasis on revised procurement processes during 2009 continues to improve IHG’s relationships with suppliers. The Group continues to see opportunities for improving effectiveness and efficiency of its buying and sourcing arrangements and is working with suppliers to realize and consolidate these benefits for both IHG and its hotel owners.

To promote effective owner relationships, the Group’s management meets with owners on a regular basis. In addition, IHG has an important relationship with the IAHI — the Owners’ Association (“IAHI”). The IAHI is an independent worldwide association for owners of the InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Hotel Indigo, Staybridge Suites and Candlewood Suites brands. IHG and the IAHI work together to support and facilitate the continued development of IHG’s brands and systems, with specific emphasis during 2009 and into 2010 on the relaunch of the Holiday Inn and Holiday Inn Express brands and the Group’s continued response to the economic downturn. Additionally, IHG and the IAHI continue to work together to develop and facilitate key Corporate Responsibility (“CR”) and operational initiatives within the Group’s brands.

Many jurisdictions and countries regulate the offering of franchise agreements and recent trends indicate an increase in the number of countries adopting franchise legislation. As a significant percentage of the Group’s revenue is derived from franchise fees, the Group’s continued compliance with franchise legislation is important to the successful deployment of the Group’s strategy.

RevPAR

The following tables present RevPAR statistics for the years ended December 31, 2009 and 2008. RevPAR is a meaningfull indicator of performance because it measures period-over-period change in rooms revenue for comparable hotels. RevPAR is calculated by dividing rooms revenue for comparable hotels by room nights available to guests for the period.

Franchised, managed, owned and leased statistics are for comparable hotels, and include only those hotels in the IHG system as of December 31, 2009 and franchised, managed, owned or leased by the Group since January 1, 2008.

The comparison with 2008 is at constant US$ exchange rates.

	Franchised				Managed				Owned and leased
			Change vs				Change vs				Change vs
	2009	2008	2008		2009	2008	2008		2009	2008	2008

Americas
InterContinental
Occupancy	56.6%	63.5%	(6.9	)%pts	63.0%	69.0%	(6.0	)%pts	76.5%	80.8%	(4.3	)%pts
Average daily rate	$118.30	$127.10	(6.93)%		$163.03	$177.48	(8.15)%		$196.52	$259.21	(24.19)%
RevPAR	$66.95	$80.69	(17.02)%		$102.66	$122.45	(16.16)%		$150.28	$209.35	(28.22)%
Crowne Plaza
Occupancy	55.1%	60.0%	(4.9	)%pts	65.0%	71.1%	(6.1	)%pts	—	—	—
Average daily rate	$99.93	$109.06	(8.37)%		$107.19	$121.28	(11.62)%		—	—	—
RevPAR	$55.01	$65.39	(15.87)%		$69.68	$86.29	(19.25)%		—	—	—
Holiday Inn
Occupancy	54.6%	60.5%	(5.9	)%pts	64.8%	70.3%	(5.5	)%pts	65.7%	70.0%	(4.3	)%pts
Average daily rate	$91.61	$97.72	(6.26)%		$101.31	$112.48	(9.93)%		$103.78	$111.00	(6.50)%
RevPAR	$49.98	$59.11	(15.46)%		$65.67	$79.11	(16.98)%		$68.15	$77.71	(12.30)%
Holiday Inn Express
Occupancy	59.3%	64.7%	(5.4	)%pts	75.1%	77.8%	(2.7	)%pts	—	—	—
Average daily rate	$94.47	$99.40	(4.96)%		$130.79	$156.37	(16.36)%		—	—	—
RevPAR	$56.07	$64.38	(12.91)%		$98.25	$121.71	(19.27)%		—	—	—
Staybridge Suites
Occupancy	66.1%	69.7%	(3.6	)%pts	69.0%	73.5%	(4.5	)%pts	68.2%	72.5%	(4.3	)%pts
Average daily rate	$95.06	$101.67	(6.50)%		$100.66	$110.96	(9.28)%		$94.63	$103.24	(8.34)%
RevPAR	$62.85	$70.83	(11.26)%		$69.48	$81.58	(14.83)%		$64.56	$74.83	(13.72)%
Candlewood Suites
Occupancy	65.9%	67.3%	(1.4	)%pts	63.2%	71.3%	(8.1	)%pts	—	—	—
Average daily rate	$69.46	$74.33	(6.55)%		$62.59	$71.79	(12.80)%		—	—	—
RevPAR	$45.79	$50.05	(8.51)%		$39.53	$51.18	(22.75)%		—	—	—
Hotel Indigo
Occupancy	53.7%	54.8%	(1.1	)%pts	60.9%	67.4%	(6.5	)%pts	—	—	—
Average daily rate	$104.40	$116.21	(10.16)%		$111.86	$141.66	(21.04)%		—	—	—
RevPAR	$56.03	$63.68	(12.01)%		$68.14	$95.56	(28.69)%		—	—	—

	Franchised				Managed				Owned and leased
			Change vs				Change vs				Change vs
	2009	2008	2008		2009	2008	2008		2009	2008	2008

EMEA
InterContinental
Occupancy	57.7%	64.1%	(6.4	)%pts	60.9%	66.1%	(5.2	)%pts	76.0%	74.5%	1.6	%pts
Average daily rate	$275.70	$305.24	(9.68)%		$186.66	$198.41	(5.92)%		$371.80	$425.28	(12.58)%
RevPAR	$159.05	$195.71	(18.73)%		$113.73	$131.13	(13.27)%		$282.63	$316.69	(10.76)%
Crown Plaza
Occupancy	62.2%	64.9%	(2.7	)%pts	71.1%	77.1%	(5.9	)%pts	—	—	—
Average daily rate	$136.33	$155.13	(12.11)%		$156.54	$184.06	(14.95)%		—	—	—
RevPAR	$84.78	$100.65	(15.77)%		$111.36	$141.88	(21.51)%		—	—	—
Holiday Inn
Occupancy	60.5%	64.8%	(4.4	)%pts	68.7%	72.0%	(3.3	)%pts	—	—	—
Average daily rate	$108.92	$119.93	(9.18)%		$99.55	$109.92	(9.44)%		—	—	—
RevPAR	$65.89	$77.76	(15.27)%		$68.38	$79.11	(13.56)%		—	—	—
Holiday Inn Express
Occupancy	66.8%	70.7%	(3.9	)%pts	46.7%	65.6%	(18.9	)%pts	60.6%	68.4%	(7.8	)%pts
Average daily rate	$86.43	$92.54	(6.60)%		$79.76	$121.76	(34.49)%		$94.24	$103.37	(8.83)%
RevPAR	$57.72	$65.40	(11.75)%		$37.27	$79.86	(53.34)%		$57.11	$70.70	(19.23)%

	Franchised				Managed				Owned and leased
			Change vs				Change vs				Change vs
	2009	2008	2008		2009	2008	2008		2009	2008	2008

Asia Pacific
InterContinental
Occupancy	68.4%	69.8%	(1.4	)%pts	63.4%	61.9%	1.5	%pts	65.2%	69.0%	(3.8	)%pts
Average daily rate	$164.64	$213.47	(22.87)%		$154.49	$172.84	(10.61)%		$339.45	$412.15	(17.64)%
RevPAR	$112.68	$149.03	(24.39)%		$97.97	$106.96	(8.40)%		$221.28	$284.26	(22.16)%
Crowne Plaza
Occupancy	69.8%	73.3%	(3.5	)%pts	65.9%	67.5%	(1.6	)%pts	—	—	—
Average daily rate	$109.58	$144.26	(24.04)%		$98.27	$110.78	(11.30)%		—	—	—
RevPAR	$76.45	$105.68	(27.65)%		$64.79	$74.81	(13.39)%		—	—	—
Holiday Inn
Occupancy	69.4%	71.4%	(2.1	)%pts	63.3%	65.6%	(2.3	)%pts	84.7%	84.3%	0.4	%pts
Average daily rate	$80.88	$87.02	(7.06)%		$78.60	$89.81	(12.48)%		$99.23	$109.90	(9.71)%
RevPAR	$56.13	$62.18	(9.73)%		$49.75	$58.91	(15.55)%		$84.04	$92.61	(9.25)%
Holiday Inn Express
Occupancy	54.4%	60.8%	(6.4	)%pts	61.7%	60.1%	1.6	%pts	—	—	—
Average daily rate	$76.52	$75.11	1.88%		$48.00	$55.86	(14.08)%		—	—	—
RevPAR	$41.65	$45.68	(8.82)%		$29.61	$33.56	(11.79)%		—	—	—
Other
Occupancy	66.6%	71.7%	(5.1	)%pts	74.5%	79.2%	(4.7	)%pts	—	—	—
Average daily rate	$119.77	$124.7	(3.95)%		$99.17	$105.40	(5.91)%		—	—	—
RevPAR	$79.83	$89.39	(10.70)%		$73.88	$83.48	(11.50)%		—	—	—

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

ORGANIZATIONAL STRUCTURE

Principal operating subsidiary undertakings

InterContinental Hotels Group PLC was the beneficial owner of all of the equity share capital, either itself or through subsidiary undertakings, of the following companies during the year. The companies listed below include those which principally affect the amount of profit and assets of the Group.

Six Continents Limiteda

Hotel Inter-Continental London Limiteda

Six Continents Hotels, Inc.b

Inter-Continental Hotels Corporationb

Barclay Operating Corp.b

InterContinental Hotels Group Resources, Inc.b

InterContinental Hong Kong Limitedc

Société Nouvelle du Grand Hotel SAd

(a)	Incorporated in Great Britain and registered in England and Wales.

(b)	Incorporated in the United States.

(c)	Incorporated in Hong Kong.

(d)	Incorporated in France.

PROPERTY, PLANT AND EQUIPMENT

Group companies own and lease properties throughout the world, principally hotels but also offices. The table below analyzes the net book value of the Group’s property, plant and equipment at December 31, 2009. Approximately 50% of the hotel properties by value were directly owned, with 55% held under leases having a term of 50 years or longer.

Net book value as at December 31, 2009	Americas	EMEA	Asia Pacific	Total
	($ million)

Land and buildings	533	556	321	1,410
Fixtures, fittings and equipment	165	167	94	426

	698	723	415	1,836

Approximately 80% of the net book value relates to the top five owned and leased hotels (in terms of value) of a total of 17 hotels, including $187 million relating to assets held under finance leases.

At December 31, 2008, five hotels were classified as held for sale. During the year, one of these was sold and the remaining four were reclassified as property, plant and equipment as sales were no longer considered highly probable within the next 12 months. On reclassification, valuation adjustments of $45 million were recognized, comprising $14 million of depreciation not charged whilst held for sale and $31 million of impairments relating to two North American hotels. Further impairment charges of $28 million were also recognized during the year, $20 million in respect of a North American hotel and $8 million relating to a European hotel. The impairment charges have arisen as a result of the current economic downturn and a re-assessment of the recoverable amount of the properties, based on value in use.

Contracts placed for expenditure on property, plant and equipment not included in the Consolidated Financial Statements at December 31, 2009 amounted to $7 million.

Subsequent to the year end, a North American hotel was sold for $5.5 million on March 25, 2010.

ENVIRONMENT

IHG understands its responsibility to respect the environment and manage its impacts for the benefit of the communities in which it operates.

As such IHG is committed to:

•	Implementing sound environmental practices in the design, development and operation of its hotels;

•	Encouraging the development and integration of sustainable technologies;

•	Endeavouring to reduce its use of energy, water and re-use and recycle the resources consumed by its business wherever practical;

•	Engaging its customers, colleagues, hotel owners, suppliers and contractors in its efforts to protect the environment;

•	Providing the training and resources required to meet its objectives;

•	Monitoring, recording and benchmarking its environmental performance on a regular basis;

•	Making business decisions taking into account these commitments; and

•	Communicating its policies, practices and program to all its stakeholders.

IHG’s overall approach is based on its environmental policy in which it commits to measure, manage and innovate across the Group. In March 2009, IHG launched its online sustainability tool called Green Engage, which defines its vision of a sustainable hotel.

Green Engage enables the Group to measure, manage and report on the environmental and other corporate responsibility impacts of its hotels. Green Engage provides recommendations for both new and existing hotels in four different climatic regions. Its recommendations cover design, operations, and technologies aimed at reducing energy, water and waste, cutting carbon emissions, improving guest health and comfort, reducing operating and maintenance costs, and raising guest and staff awareness of sustainability issues.

The Group also believes that there is a real competitive advantage in reducing its impacts and providing ‘green’ choices for its guests and corporate clients. The Group is dedicated to enhancing the quality of its guests’ stay, at the same time as having a positive impact on local communities and the global environment.

Climate change is already having a major impact on the travel and hospitality industry. IHG understands that the potential climate change costs to its business are sizable. If the Group wants to continue to grow responsibly, it must rise to the challenge and reduce its energy, carbon and resource impacts. The Group is committed to doing this through developing innovative technology, partnerships and process improvements, and not just through carbon offsetting.

IHG chooses not simply to mitigate its greenhouse gas emissions through the purchase of voluntary carbon offsets. The Group believes that as a global organization with operations in many markets, its biggest contribution towards cutting greenhouse gas emissions will come from delivering real emission cuts — through innovating new and better ways to design, build and run its hotels — not through offsetting.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

Business and overview

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. As at December 31, 2009, the Group had 4,438 franchised, managed, owned and leased hotels and 646,679 guest rooms in over 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

The Group’s revenue and earnings are derived from hotel operations, which include franchise and other fees paid under franchise agreements, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and operation of the Group’s owned hotels.

Operational performance

Revenue decreased by 18.9% to $1,538 million and operating profit before exceptional items decreased by 33.9% to $363 million during the year ended December 31, 2009. The results reflect the challenging global economic environment faced by the Group throughout 2009. Group RevPAR fell 14.7% during the year, with declines in both occupancy and rate. However, stabilising occupancy levels in the fourth quarter indicated a slight rebound in trading conditions which resulted in a RevPAR decline of 10.9% compared to the fourth quarter in 2008. Furthermore, IHG continued to achieve organic growth during the year, increasing its net room count by 4.3% or 26,828 rooms. The Group also made significant progress in the roll-out of the Holiday Inn brand family relaunch, with 1,697 hotels converted globally as at December 31, 2009.

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

CRITICAL ACCOUNTING POLICIES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expense during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those relating to revenue recognition, bad debts, investments, property, plant and equipment, goodwill and intangible assets, income taxes, guest program liability, self insurance claims payable, restructuring costs, retirement benefits and contingencies and litigation.

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

Revenue recognition

Revenue is the gross inflow of economic benefits received and receivable by the Group on its own account where those inflows result in increases in equity.

Revenue is derived from the following sources: franchise fees; management fees; owned and leased properties and other revenues which are ancillary to the Group’s operations, including technology fee income.

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

In addition to management or franchise fees, hotels within the IHG system pay cash assessments which are collected by IHG for specific use within the System Funds (the “Funds”). Under the governance of the IAHI, the Owners’ Association, IHG operates the Funds on behalf of hotel owners with the objective of driving revenues for their hotels. The Funds are used to pay for marketing, the Priority Club loyalty program and the global reservation system. The Funds are planned to operate at breakeven with any short-term timing surplus or deficit carried in IHG’s statement of financial position within working capital. As all Fund assessments are designated for specific purposes and do not result in a profit or loss for the Group, the revenue recognition criteria as outlined above are not met and therefore the revenue and expenses of the Funds are not included in the Consolidated income statement. Financial information relating to the Funds is included in Note 31 of Notes to the Consolidated Financial Statements.

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

The impairment testing of individual assets or cash-generating units requires an assessment of the recoverable amount of the asset or cash-generating unit. If the carrying value of the asset or cash-generating unit exceeds its estimated recoverable amount, the asset or cash-generating unit is written down to its recoverable amount. Recoverable amount is the greater of fair value less cost to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that is based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the cash-generating unit or asset being tested. The outcome of such an assessment is subjective, and the result sensitive to the assumed future cashflows to be generated by the cash-generating units or assets and discount rates applied in calculating the value in use. Any impairment arising is charged to the income statement.

During 2009, as a consequence of the global economic downturn, the Group recognized total impairment charges of $197 million across five asset categories as follows:

•	Property, plant and equipment — $28 million, comprising $20 million in respect of a North American hotel and $8 million relating to a European hotel;

•	Assets held for sale — $45 million, comprising $14 million of depreciation not charged whilst held for sale and $31 million of impairments relating to two North American hotels;

•	Goodwill — $78 million relating to the Americas managed operations cash-generating unit;

•	Intangible assets — $32 million in respect of a US management contract; and

•	Other financial assets — $14 million relating to an investment in an entity that owns a North American hotel that the Group manages.

The impairment charges have been measured by reference to value in use calculations using pre-tax discount rates in the range of 12.5% to 14.0%.

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

Provisions for tax contingencies require judgments on the expected outcome of tax exposures which may be subject to significant uncertainty, and therefore the actual results may vary from expectations resulting in adjustments to contingencies and cash tax settlements. During 2009, exceptional provision releases of $175 million were made in relation to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

Loyalty program

The hotel loyalty program, Priority Club Rewards enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using eventual redemption rates determined by actuarial methods and points values. The future redemption liability amounted to $470 million at December 31, 2009.

Pensions and other post-employment benefit plans

Accounting for pensions and other post-employment benefit plans requires the Group to make assumptions including, but not limited to, future asset returns, discount rates, rates of inflation, life expectancies and health care costs. The use of different assumptions could have a material effect on the accounting values of the relevant assets and liabilities which could result in a material change to the cost of such liabilities as recognized in the income statement over time. These assumptions are subject to periodic review. A sensitivity analysis to changes in various assumptions is included in Note 3 of Notes to the Consolidated Financial Statements.

OPERATING RESULTS

Accounting principles

The following discussion and analysis is based on the Consolidated Financial Statements of the Group, which are prepared in accordance with IFRS.

For the year ended December 31, 2009 the results include exceptional items totaling a net charge of $80 million (2008 net charge of $85 million, 2007 net credit of $152 million). For comparability of the periods presented, some performance indicators in this Operating and financial review and prospects discussion have been calculated after eliminating these exceptional items. Such indicators are prefixed with “adjusted”. An analysis of exceptional items is included in Note 5 of Notes to the Consolidated Financial Statements.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	($ million)

Revenue
Continuing operations	1,538	1,897	1,817
Discontinued operations	—	—	33

Total revenue	1,538	1,897	1,850

Operating profit before exceptional operating items
Continuing operations	363	549	488
Discontinued operations	—	—	3

Total operating profit before exceptional operating items	363	549	491
Exceptional operating items	(373)	(132)	60

Operating (loss)/profit	(10)	417	551
Net financial expenses	(54)	(101)	(90)

(Loss)/profit before tax	(64)	316	461
Tax	272	(59)	(30)

Profit after tax	208	257	431
Gain on disposal of assets, net of tax	6	5	32

Profit for the year	214	262	463

Earnings per ordinary share:
Basic	74.7¢	91.3¢	144.7¢
Adjusted	102.8¢	120.9¢	97.2¢

Year ended December 2009 compared with year ended December 2008

Revenue decreased by 18.9% to $1,538 million and operating profit before exceptional items decreased by 33.9% to $363 million during the year ended December 31, 2009. Included in these results are $3 million of significant liquidated damages received by IHG in 2009 in respect of the settlement of a franchise contract in the

EMEA region. During 2008, significant liquidated damages totaling $33 million were received across the Group. Excluding these, revenue and operating profit before exceptional items decreased by 17.7% and 30.2% respectively.

As a result of the declining real estate market, the InterContinental Atlanta and Staybridge Suites Denver Cherry Creek no longer meet the criteria for designation as held for sale assets. Consequently, these hotels are no longer categorised as discontinued operations and comparative figures have been re-presented accordingly.

The average US dollar exchange rate strengthened against sterling during 2009 (2009 $1=£0.64, 2008 $1=£0.55). Translated at constant currency, applying 2008 exchange rates, revenue decreased by 17.0% and operating profit decreased by 35.9%.

Exceptional operating items

Exceptional operating items of $373 million consisted of:

•	$91 million charge, comprising an onerous contract provision of $65 million for the future net unavoidable costs under a performance guarantee related to certain management contracts with one US hotel owner, and a deposit of $26 million written off as it is no longer considered recoverable under the terms of the same management contracts;

•	$19 million in relation to the Holiday Inn brand family relaunch;

•	$21 million enhanced pension transfers to deferred members of the InterContinental Hotels UK Pension Plan who accepted an offer to receive the enhancement as either a cash lump sum or an additional transfer value to an alternative pension plan provider;

•	$197 million of non-cash impairment charges reflecting the weaker trading environment in 2009, including $45 million relating to hotels reclassified from held for sale assets;

•	$43 million which primarily related to the closure of certain corporate offices together with severance costs arising from a review of the Group’s cost base; and

•	$2 million loss on disposal of hotels.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses

Net financial expenses decreased from $101 million in 2008 to $54 million in 2009, due to lower net debt levels and lower interest rates. Average net debt levels in 2009 were lower than 2008 primarily as a result of cost reduction programs and an increased focus on cash management.

Financing costs included $2 million (2008 $12 million) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded. Financing costs in 2009 also included $18 million (2008 $18 million) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items, was 5% (2008 23%). The rate is particularly low in 2009 due to the impact of prior year items relative to a lower level of profit than in 2008. By excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 42% (2008 39%). This rate is higher than the UK statutory rate of 28% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totaled a credit of $287 million (2008 $42 million) in respect of continuing operations. This represented the release of exceptional provisions relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired, together with tax relief on exceptional costs.

Net tax paid in 2009 totaled $2 million (2008 $2 million) including $1 million (2008 $3 million) in respect of disposals. Tax paid is lower than the current period income tax charge, primarily due to the receipt of refunds in respect of prior years, together with provisions for tax for which no payment of tax has currently been made.

Earnings per ordinary share

Basic earnings per ordinary share in 2009 was 74.7 cents, compared with 91.3 cents in 2008. Adjusted earnings per ordinary share was 102.8 cents, against 120.9 cents in 2008.

Highlights for the year ended December 31, 2009

The following is a discussion of the year ended December 31, 2009 compared with the year ended December 31, 2008.

	Year ended	Year ended
	December 31,	December 31,
	2009	2008	Change
	($ million)%

Revenue
Americas	772	963	(19.8)
EMEA	397	518	(23.4)
Asia Pacific	245	290	(15.5)
Central	124	126	(1.6)

Total	1,538	1,897	(18.9)

Operating profit before exceptional operating items
Americas	288	465	(38.1)
EMEA	127	171	(25.7)
Asia Pacific	52	68	(23.5)
Central	(104)	(155)	32.9

Total	363	549	(33.9)

Revenue decreased by 18.9% to $1,538 million and operating profit before exceptional items decreased by 33.9% to $363 million during the year ended December 31, 2009. The results reflect the challenging global economic environment faced by the Group throughout 2009. Group RevPAR fell 14.7% during the year, with declines in both occupancy and rate. However, stabilising occupancy levels in the fourth quarter indicated a slight rebound in trading conditions which resulted in a RevPAR decline of 10.9% compared to the fourth quarter in 2008. Furthermore, IHG continued to achieve organic growth during the year, increasing its net room count by 4.3% or 26,828 rooms. The Group also made significant progress in the roll-out of the Holiday Inn brand family relaunch, with 1,697 hotels converted globally as at December 31, 2009.

In the year, the Group took a number of actions to improve efficiency and reduce costs which led to a reduction in regional and central overheads of $95 million, from $304 million in 2008 to $209 million in 2009, including a $23 million favorable movement in foreign exchange.

Americas

Americas results

	Year ended	Year ended
	December 31,	December 31,
	2009	2008	Change
	($ million)%

Revenue
Franchised	437	495	(11.7)
Managed	110	168	(34.5)
Owned and leased	225	300	(25.0)

Total	772	963	(19.8)

Operating profit before exceptional operating items
Franchised	364	426	(14.6)
Managed	(40)	51	(178.4)
Owned and leased	11	55	(80.0)

	335	532	(37.0)
Regional overheads	(47)	(67)	29.9

Total	288	465	(38.1)

Revenue and operating profit before exceptional items decreased by 19.8% to $772 million and 38.1% to $288 million respectively. Excluding the receipt of significant liquidated damages of $13 million in 2008, revenue and operating profit declined by 18.7% and 36.3% respectively.

The region experienced challenging trading conditions throughout the year leading to RevPAR, revenue and profit declines across all ownership types. Despite RevPAR declines, the region’s US comparable hotels demonstrated outperformance relative to the US market.

Franchised revenue and operating profit decreased by 11.7% to $437 million and 14.6% to $364 million respectively, compared to 2008. This decrease was predominantly driven by a fall in royalty revenues as a consequence of a RevPAR decline of 14.3%. Revenues also included the impact of a decline in real estate activity leading to lower fees associated with activities such as the signing of new hotels and conversions. An increase in overall room supply partially offset the decline in revenue and profit.

Managed revenues decreased by 34.5% to $110 million during the year or, by 29.0% excluding the impact of $13 million in liquidated damages received in 2008. All brands were impacted by the economic downturn which resulted in RevPAR declines of 17.8%. Operating profit declined by $91 million ($78 million excluding liquidated damages) resulting in a loss of $40 million. The loss was due to the RevPAR driven revenues declines, IHG funding owner’s priority return shortfalls on a number of hotels managed by one owner and certain guarantee payments. At the year end, an exceptional charge of $91 million was recognized comprising the write off of a deposit related to the priority return contracts and the total estimated net cash outflows to this owner under the guarantee. Therefore, future payments to this owner will be charged against the provision and will not impact operating results. The managed results also included the impact of provisions recognized following the devaluation of the Venezuelan currency and the potential impact of asset nationalisation.

Results from managed operations include revenues of $71 million (2008 $88 million) and operating profit of $nil (2008 $6 million) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

Owned and leased revenue declined by 25.0% to $225 million and operating profit decreased by 80.0% to $11 million. Underlying trading was driven by RevPAR declines, including the InterContinental brand with a decline of 28.2%. Trading at the InterContinental New York, in particular, was severely impacted by the collapse of the financial markets. Results also included the impact of the sale of the Holiday Inn Jamaica, sold in August 2008, which led to a reduction in revenue and operating profit of $16 million and $2 million respectively when compared to 2008.

As a result of the declining real estate market the InterContinental Atlanta and Staybridge Suites Denver Cherry Creek no longer meet the criteria for designation as held for sale assets and consequently the results of these hotels are no longer categorised as discontinued operations and comparative figures have been re-presented accordingly.

Regional overheads declined 29.9% during the year, from $67 million to $47 million. The favorable movement was driven by increased efficiencies and the impact of an organizational restructuring undertaken to further align the regional structure with the requirements of IHG’s owners and hotels.

EMEA

EMEA results

	Year ended	Year ended
	December 31,	December 31,
	2009	2008	Change
	($ million)%

Revenue
Franchised	83	110	(24.5)
Managed	119	168	(29.2)
Owned and leased	195	240	(18.8)

Total	397	518	(23.4)

Operating profit before exceptional operating items
Franchised	60	75	(20.0)
Managed	65	95	(31.6)
Owned and leased	33	45	(26.7)

	158	215	(26.5)
Regional overheads	(31)	(44)	29.5

Total	127	171	(25.7)

Revenue and operating profit before exceptional items decreased by 23.4% to $397 million and 25.7% to $127 million respectively. At constant currency, revenue and operating profit before exceptional items decreased by 16.8% and 22.8% respectively. The region received significant liquidated damages totaling $16 million in 2008 and $3 million in 2009. Excluding these receipts, revenue declined by 21.5% and operating profit before exceptional items declined by 20.0%, and at constant currency by 14.7% and 16.8% respectively.

During the year, RevPAR declines were experienced across the region, with declines in key markets ranging from 9.8% in the UK to 17.8% in Continental Europe.

Franchised revenue and operating profit decreased by 24.5% to $83 million and 20.0% to $60 million respectively, or at constant currency by 18.2% and 13.3% respectively. Excluding the impact of $3 million in liquidated damages received in 2009 and $7 million received in 2008, revenue and operating profit declined by 22.3% and 16.2% respectively, or at constant currency by 15.5% and 8.8% respectively. The decline was principally driven by RevPAR declines across Continental Europe and the UK, partly offset by a 6% increase in room count.

EMEA managed revenue and operating profit decreased by 29.2% to $119 million and by 31.6% to $65 million respectively, or at constant currency by 25.0% and 29.5% respectively. Excluding the impact of $9 million in liquidated damages received in 2008, revenue and operating profit declined by 25.2% and 24.4% respectively, or at constant currency by 20.8% and 22.1% respectively. The results were driven by managed RevPAR declines of 14.9%.

Owned and leased revenue decreased by 18.8% to $195 million and operating profit decreased by 26.7% to $33 million, or at constant currency by 10.4% and 17.8% respectively. The InterContinental Paris Le Grand, in particular, was adversely impacted by the economic downturn as both business and leisure travel declined in Paris. However, trading at the InterContinental Park Lane, London was more resilient, with RevPAR down just 1.7% during the year.

Regional overheads decreased by 29.5% to $31 million due to improved efficiencies and cost savings, as well as a favorable movement in foreign exchange of $6 million.

Asia Pacific

Asia Pacific results

	Year ended	Year ended
	December 31,	December 31,
	2009	2008	Change
	($ million)%

Revenue
Franchised	11	18	(38.9)
Managed	105	113	(7.1)
Owned and leased	129	159	(18.9)

Total	245	290	(15.5)

Operating profit before exceptional operating items
Franchised	5	8	(37.5)
Managed	44	55	(20.0)
Owned and leased	30	43	(30.2)

	79	106	(25.5)
Regional overheads	(27)	(38)	28.9

Total	52	68	(23.5)

Asia Pacific revenue and operating profit before exceptional items decreased by 15.5% to $245 million and 23.5% to $52 million respectively. Excluding the receipt of $4 million in significant liquidated damages in 2008, revenue and operating profit declined by 14.3% and 18.8% respectively. Despite RevPAR declines of 13.5%, the region’s brands demonstrated outperformance relative to the market.

Franchised revenues and operating profit decreased by 38.9% to $11 million and by 37.5% to $5 million respectively. Excluding the impact of $4 million liquidated damages received in 2008, revenue decreased by 21.4% and profit increased by $1 million or 25.0%. The decline in revenue was driven by lower RevPARs and the loss of royalties following the removal of six hotels (1,067 rooms) which did not meet IHG’s brand and quality standards.

Managed revenue decreased by 7.1% to $105 million and operating profit decreased by 20.0% to $44 million. RevPAR across the Greater China managed estate declined 15.6%, primarily due to room oversupply in key Chinese cities, such as Beijing and trading upside in 2008 from the Olympic Games.

Owned and leased revenue decreased by 18.9% to $129 million and operating profit decreased by 30.2% to $30 million. These results were driven by the InterContinental Hong Kong, where RevPAR declined 22.2% during the year.

Regional overheads decreased by 28.9% to $27 million, due to the impact of regional restructuring and lower marketing costs associated with the ANA joint venture in Japan.

Central

	Year ended	Year ended
	December 31,	December 31,
	2009	2008	Change
	($ million)%

Revenue	124	126	(1.6)
Gross central costs	(228)	(281)	18.9

Net central costs	(104)	(155)	32.9

During 2009, net central costs decreased by 32.9% from $155 million to $104 million. The significant reduction was driven by management actions to increase efficiencies and implement cost-saving measures across the Group. Relative to 2008, the 2009 net central costs also benefited from a $16 million favorable movement in foreign exchange whilst the 2008 results included the receipt of a favorable $3 million insurance settlement.

System Funds

	Year ended	Year ended
	December 31,	December 31,
	2009	2008	Change
	($ million)%

Assessments	1,008	990	1.8

In the year to December 31, 2009, assessments increased by 1.8% to $1.01 billion primarily as a result of the growth in system size and marketing programs.

Hotels operated under IHG brands are, pursuant to terms within their contracts, subject to cash assessments for the provision of brand marketing, reservations systems and the Priority Club Rewards loyalty program. These assessments, typically based upon room revenue, are pooled for the collective benefit of all hotels by brand or geography into the System Funds (“the Funds”). The Group acts on behalf of hotel owners with regard to the Funds, and the Owners’ Association, the IAHI, provides a governance overview of the operation of the Funds. The operation of the Funds does not result in a profit or loss for the Group and consequently the revenues and expenses of the Funds are not included in the Consolidated income statement.

Highlights for the year ended December 31, 2008

The following is a discussion of the year ended December 31, 2008 compared with the year ended December 31, 2007.

Group results

Revenue from continuing operations increased by 4.4% to $1,897 million and continuing operating profit before exceptional items increased by 12.5% to $549 million during the year ended 31 December 2008. The growth in revenues was driven by RevPAR gains in EMEA and Asia Pacific, continued expansion in China and the Middle East and the first full year of trading at the re-opened InterContinental Park Lane, London. Growth was achieved in all regions in the first three quarters of the year however, the worldwide financial crisis had a significant impact on results in the final quarter. In the fourth quarter, RevPAR declined sharply across the Group falling by 6.5% globally, although the Group’s brands continued to outperform their segments in all key markets. Strong revenue conversion led to a 2.0 percentage point increase in the continuing operating profit margin to 28.9%.

Included in these results is $33 million of liquidated damages received by the Group in 2008 in respect of the settlement of two management contracts and two franchise contracts, including one portfolio franchise contract. Excluding these, revenue and operating profit before exceptional items from continuing operations increased by 2.6% and 5.7% respectively.

Including discontinued operations, total revenue increased by 2.5% to $1,897 million whilst operating profit before exceptional items increased by 11.8% to $549 million. Discontinued operations included the results of owned and leased hotels that have been disposed of since 1 January 2007, or those classified as held for sale as part of the asset disposal program that commenced in 2003.

Americas

Revenue and operating profit before exceptional items from continuing operations increased by 1.6% to $963 million and 2.4% to $465 million respectively. Including discontinued operations, revenue decreased by 0.1% while operating profit before exceptional items increased by 2.0%. Included in these results is the receipt of $13 million liquidated damages for one management contract.

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

Continuing owned and leased revenue decreased by $3 million to $300 million. Operating profit increased by 1.9% to $55 million. Underlying trading was driven by RevPAR growth of 0.8%, with RevPAR growth in the InterContinental brand of 0.4%. The results were positively impacted by trading at the InterContinental Mark Hopkins, San Francisco, driven by robust RevPAR growth. The InterContinental New York was affected by a downturn in the market as a result of the global financial crisis, adversely impacting revenue and operating profit at the hotel.

Regional overheads were relatively flat on 2007.

EMEA

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

During the year, the region achieved RevPAR growth of 3.6% driven by gains across all brands operated under managed and franchise contracts. From a regional perspective, RevPAR growth in the Middle East was extremely strong at 20.2%, while smaller growth was experienced in Continental Europe. The region’s continuing operating profit margin increased by 5.8 percentage points to 33.0%. Excluding the two liquidated damages settlements, the margin on continuing operations grew 3.7 percentage points reflecting economies of scale in the managed business and strong revenue conversion at the InterContinental Park Lane, London.

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

In the owned and leased estate, continuing revenue decreased by 1.6% to $240 million as a result of the expiry of a hotel lease in Continental Europe. The InterContinental Park Lane, London which had its first full year of trading since re-opening after refurbishment in 2007, grew strongly in revenues to a market leading position (source: STR). The InterContinental Paris Le Grand experienced tougher trading conditions leading to a RevPAR decline at the hotel. Strong revenue conversion at the InterContinental Park Lane, London contributed to the continuing owned and leased operating profit increase of $12 million to $45 million.

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

In the owned and leased estate, continuing revenue increased by 9.7% to $159 million as RevPAR growth continued at the InterContinental Hong Kong despite a slowdown during the fourth quarter. The hotel’s revenue growth combined with profit margin gains drove the estate’s operating profit growth of 19.4% to $43 million.

After a further $5 million of the previously announced $10 million investment to support the launch of the ANA Crowne Plaza brand in Japan and the non-recurrence of a $2 million favourable legal settlement in 2007, Asia Pacific regional overheads increased by $6 million to support the rapid growth in the region.

Central

During 2008, net central costs reduced by 4.9% from $163 million to $155 million due to the receipt of a favorable $3 million insurance settlement and the impact of weaker sterling.

LIQUIDITY AND CAPITAL RESOURCES

Sources of liquidity

The Group is primarily financed by a $1,685 million syndicated bank facility and £250 million of public bonds. The bank facility consists of two tranches: a $1.6 billion revolving credit facility which expires in May 2013 and a $85 million term loan which expires in November 2010. The £250 million public bonds are repayable in December 2016. Short-term borrowing requirements are met from drawings under bilateral bank facilities. Additional funding is provided by the 99-year finance lease on the InterContinental Boston.

The £250 million public bonds were issued in December 2009 at a coupon of 6% and were initially priced at 99.465% of face value. The £250 million was immediately swapped into US dollar debt using currency swaps and the proceeds of $415 million were used to reduce the term loan that expires in November 2010 from $500 million to $85 million. The reasons for issuing the bonds were to diversify the Group’s funding sources and extend the duration of a portion of its borrowings.

At December 31, 2009, gross debt was $1,122 million, including the finance lease creditor of $204  million. The currency denomination of gross debt was $451 million of US dollar denominated borrowings, $402 million of sterling denominated borrowings, $216 million of euro denominated borrowings and $53 million of borrowings denominated in other currencies, mainly Hong Kong dollars. The impact of currency swaps traded in December 2009 is to convert the sterling denominated borrowings into US dollar denominated borrowings.

At December 31, 2009, total committed bank facilities amounted to $1,693 million of which $1,174 million were unutilized. Uncommitted facilities totaled $25 million. In the Group’s opinion, the available facilities are sufficient for the Group’s present requirements.

The Group held cash and short-term deposits at December 31, 2009 amounting to $40 million. Credit risk on treasury transactions is minimized by operating a policy on investment of surplus cash that generally restricts counterparties to those with an A credit rating or better or those providing adequate security. Limits are also set on the amounts invested with individual counterparties. Notwithstanding that counterparties must have an A credit rating or better, during periods of significant financial market turmoil, counterparty exposure limits are significantly reduced and counterparty credit exposure reviews are broadened to include the relative placing of credit default swap pricings. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

The Syndicated Facility contains two financial covenants: interest cover and net debt divided by earnings before interest, tax, depreciation and amortization (“EBITDA”). Net debt is calculated as total borrowings less cash and cash equivalents. The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

Further details of exchange and interest rate risk and financial instruments are disclosed in “Item 11. Quantitative and qualitative disclosures about market risk”.

Cash from operating activities

Net cash from operating activities totaled $432 million for the year ended December 31, 2009 (2008 $641 million). The decrease over 2008 was largely a result of the impact of the global economic downturn on hotels in the IHG system.

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

Cash from investing activities

Net cash outflows from investing activities totaled $114 million (2008 $25 million) comprising proceeds (net of tax paid) from the disposal of hotels and investments of $34 million (2008 $83 million) and capital expenditure of $148 million (2008 $108 million), including the $65 million cost of the Hotel Indigo San Diego.

Cash used in financing activities

Net cash used in financing activities totaled $362 million (2008 $591 million), including a reduction in gross borrowings of $249 million (2008 $316 million). Returns to shareholders totaled $118 million (2008 $257 million) comprising dividend payments of $118 million (2008 $118 million). In 2008, the Group also returned $139 million by way of share repurchases. The share repurchase program was suspended in 2008 in order to preserve cash and maintain the strength of the Group’s financial position in the current trading climate.

Overall net debt decreased during the year by $191 million to $1,082 million at December 31, 2009.

The Group had committed contractual capital expenditure of $9 million at December 31, 2009 (2008 $40 million). As the Group has moved to a predominantly franchised and managed fee-based model, capital expenditure requirements have reduced.

Off-balance sheet arrangements

As at December 31, 2009, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual obligations

The Group had the following contractual obligations outstanding as of December 31, 2009:

	Total amounts	Less than			After
	committed	1 year	1-3 Years	3-5 years	5 years
	($ million)

Long-term debt(i) (ii)	934	88	5	426	415
Interest payable(ii)	209	38	67	52	52
Finance lease obligations(iii)	3,444	16	32	32	3,364
Operating lease obligations	509	51	82	67	309
Agreed pension scheme contributions	13	13	—	—	—
Capital contracts placed	9	9	—	—	—

	5,118	215	186	577	4,140

(i)	Repayment period classified according to the related facility maturity date.

(ii)	Including the impact of derivatives.

(iii)	Represents the minimum lease payments related to the 99-year lease on the InterContinental Boston. Payments under the lease step up at regular intervals over the lease term.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. Forecast payments of $65 million have been provided for in the financial statements and the maximum exposure under other such guarantees was $106 million at December 31, 2009.

As of December 31, 2009, the Group had outstanding letters of credit of $54 million mainly relating to self insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2009, the Group was a guarantor of loans which could amount to a maximum exposure of $54 million.

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

On an IAS 19 “Employee Benefits” basis, the InterContinental Hotels UK Pension Plan had a surplus of $8 million at December 31, 2009. The defined benefits section of this Plan is closed to new members. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime allowance; at December 31, 2009, these arrangements had an IAS 19 deficit of $47 million. In 2010, the Group expects to make regular contributions to the UK pension plan of £5 million.

The US-based plans are closed to new members and pensionable service no longer accrues for current employee members. On an IAS 19 basis, at December 31, 2009 the plans had a combined deficit of $74 million. In 2010, the Group expects to make regular contributions to these plans of $5 million.

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

The directors and officers of InterContinental Hotels Group PLC as at March 19, 2010 are:

Directors

		Initially	Date of next
		appointed to	reappointment
Name	Title	the Board	by shareholders

Graham Allan(1)(2)	Director	2010	2010
Andrew Cosslett	Director and Chief Executive	2005	2011
David Kappler(1)	Director and Senior Independent Director	2004	2011
Ralph Kugler(1)(3)	Director	2003	2010
Jennifer Laing(1)	Director	2005	2012
Jonathan Linen(1)	Director	2005	2012
Richard Solomons	Director and Chief Financial Officer	2003	2012
David Webster(3)	Director and Chairman	2003	2010
Ying Yeh(1)	Director	2007	2011

(1)	Non-executive independent director.

(2)	Required, under the Company’s Articles of Association, to stand for election at the 2010 Annual General Meeting.

(3)	Required, under the Company’s Articles of Association, to stand for re-election at the 2010 Annual General Meeting.

Officers

		Initially appointed
Name	Title	to position

Jim Abrahamson	President, The Americas	2009
Tom Conophy	Executive Vice President and Chief	2006
	Information Officer
Kirk Kinsell	President, EMEA	2007
Tracy Robbins	Executive Vice President, Global Human	2005
	Resources
Tom Seddon	Executive Vice President and Chief	2007
	Marketing Officer
George Turner	Executive Vice President, General	2009
	Counsel and Company Secretary

Former Directors and Officers

Peter Gowers, a senior employee of the Company, served as President, Asia Pacific from 2007 until July 2009.

Directors and Officers

David Webster, Non-Executive Chairman

Appointed Deputy Chairman and Senior Independent Director of InterContinental Hotels Group PLC on the separation of Six Continents PLC in April 2003. Appointed Non-Executive Chairman on January 1, 2004. Also Non-Executive Chairman of Makinson Cowell Limited, a capital markets advisory firm, a member of the Appeals Committee of the Panel on Takeovers and Mergers and a Director of Temple Bar Investment Trust PLC. Formerly Chairman of Safeway plc and a Non-Executive Director of Reed Elsevier PLC. Chairman of the Nomination Committee. Age 65.

Andrew Cosslett, Chief Executive

Appointed Chief Executive in February 2005, joining the Group from Cadbury Schweppes plc where he was most recently President, Europe, Middle East & Africa. During his career at Cadbury Schweppes he held a variety of senior regional management and marketing roles in the UK and Asia Pacific. Also has over 11 years’ experience in brand marketing with Unilever. A member of the Executive Committee of the World Travel & Tourism Council and a member of the President’s Committee of the CBI. Age 54.

Richard Solomons, Chief Financial Officer and Head of Commercial Development

Qualified as a chartered accountant in 1985, followed by seven years in investment banking, based in London and New York. Joined the Group in 1992 and held a variety of senior finance and operational roles. Appointed Finance Director of the Hotels business in October 2002 in anticipation of the separation of Six Continents PLC in April 2003. Responsible for corporate and regional finance, Group financial control, strategy, investor relations, tax, treasury, commercial development and procurement. Age 48.

Graham Allan, Non-Executive Director

Appointed a Director in January 2010. President of Yum! Restaurants International, a subsidiary of Yum! Brands, Inc since 2003. Previously Executive Vice President and Chief Operating Officer of Yum! Restaurants International. Has over 18 years’ experience in brand management, marketing, franchising and retail development. Age 54.

David Kappler, Senior Independent Non-Executive Director

Appointed a Director and Senior Independent Director in June 2004. Non-Executive Chairman of Premier Foods plc and a Non-Executive Director of Shire plc. A qualified accountant and formerly Chief Financial Officer of Cadbury Schweppes plc. Also served as a Non-Executive Director of Camelot Group plc and of HMV Group plc. A member of the President’s Committee of the CBI and a member of the Trilantic Europe Advisory Council. Chairman of the Audit Committee. Age 62.

Ralph Kugler, Non-Executive Director

Appointed a Director in April 2003. Chairman of Byotrol plc, Chairman of Gorkana Limited and Senior Advisor to 3i PLC. Previously President, Unilever Home and Personal Care, and served on the boards of Unilever PLC and Unilever NV until May 2008. Chairman of the Remuneration Committee. Age 54.

Jennifer Laing, Non-Executive Director

Appointed a Director in August 2005. Was Associate Dean, External Relations at London Business School, until 2007. A Fellow of the Marketing Society and of the Institute of Practitioners in Advertising, she has over 30 years’ experience in advertising including 16 years with Saatchi & Saatchi. Also serves as a Non-Executive Director of Hudson Highland Group Inc., a US human resources company. Chairman of the Corporate Responsibility Committee. Age 63.

Jonathan Linen, Non-Executive Director

Appointed a Director in December 2005. Formerly Vice Chairman of the American Express Company, having held a range of senior positions throughout his career of over 35 years with American Express. A Non-Executive Director of Yum! Brands, Inc. and of Modern Bank N.A., a US private banking company. He also serves on a number of US Councils and advisory boards. Age 66.

Ying Yeh, Non-Executive Director

Appointed a Director in December 2007. Vice President and Chairman, Greater China Region, Nalco Company. Previously Chairman and President, North Asia Region, President, Business Development, Asia Pacific Region and Vice President, Eastman Kodak Company. Also a Non-Executive Director of AB Volvo. She was, for 15 years, a diplomat with the US Foreign Service in Hong Kong and Beijing until 1997. Age 61.

Other members of the Executive Committee

Jim Abrahamson, President, The Americas

Has over 31 years’ experience in hotel operations, branding, development and franchise relations. Joined the Group in January 2009 from Global Hyatt Corporation, where he served as Head of Development, the Americas, with responsibility for development of all the Hyatt brands in the region, and playing a key part in Global Hyatt’s entry into new markets and segments. Previously Senior Vice President, Hilton Hotels Corporation for 12 years. Responsible for the business development and performance of all the hotel brands and properties in the Americas’ region. Age 54.

Tom Conophy, Executive Vice President and Chief Information Officer

Has over 29 years’ experience in the IT industry, including management and development of new technology solutions within the travel and hospitality business. Joined the Group in February 2006 from Starwood Hotels & Resorts International where he held the position of Executive Vice President & Chief Technology Officer. Responsible for global technology, including IT systems and information management throughout the Group. Age 49.

Kirk Kinsell, President, EMEA

Has over 27 years’ experience in the hospitality industry, including senior franchise positions with Holiday Inn Corporation and ITT Sheraton, prior to joining the Group in 2002 as Senior Vice President, Chief Development Officer for the Americas region. Became President, EMEA in September 2007. Responsible for the business development and performance of all the hotel brands and properties in the EMEA region. Age 55.

Tracy Robbins, Executive Vice President, Global Human Resources

Has over 24 years’ experience in line and HR roles in service industries. Joined the Group in December 2005 from Compass Group PLC, a world leading food service company, where she was Group Human Resources Leadership & Development Director. Previously Group HR Director for Forte Hotels Group. Responsible for global talent management and leadership development, reward strategy and implementation. Age 46.

Tom Seddon, Executive Vice President and Chief Marketing Officer

Has over 17 years’ experience in sales and marketing in the hospitality industry, including with IHG’s predecessor parent companies from 1994 to 2004. Rejoined the Group in November 2007, from restaurant business SUBWAY® where he was responsible for worldwide sales and marketing activities. Has responsibility for worldwide brand management, reservations, e-commerce, global sales, relationship and distribution marketing, loyalty programs and corporate responsibility. Age 41.

George Turner, Executive Vice President, General Counsel and Company Secretary

Solicitor, qualified to private practice in 1995. After 12 years’ with Imperial Chemical Industries PLC, where he was most recently Deputy Company Secretary, he joined the Group in September 2008. Appointed Executive Vice President, General Counsel and Company Secretary in January 2009. Responsible for corporate governance, risk management, insurance, data privacy, internal audit, company secretariat and legal. Age 39.

There are no family relationships between any of the persons named above.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

COMPENSATION

In fiscal 2009, the aggregate compensation (including pension contributions, bonus and awards under the long term incentive plans) of the directors and officers of the Company was $20.7 million. The aggregate amount set aside or accrued by the Company in fiscal 2009 to provide pension retirement or similar benefits for those individuals was $0.6 million. An amount of $9.5 million was charged in fiscal 2009 in respect of bonuses payable to them under performance related cash bonus schemes and long term incentive plans.

Note 3 of Notes to the Financial Statements sets out the individual compensation of the directors. The following are details of the Company’s principal share schemes, in which the directors of the Company participated during the period.

Share plans

Under the terms of the Separation, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents options for equivalent value new options over IHG PLC shares. At December 31, 2009 there were 2,001,060 such options outstanding.

Annual Bonus Plan

The IHG Annual Bonus Plan (ABP), enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of shares together with, in certain cases, a matching award of free shares up to half the deferred amount. The bonus and matching shares in the 2006 plan were released and for the 2007 plan are due for release, on the third anniversary of the award date. Under the 2006 and 2007 plans a percentage of the award (Board members — 100% (2006 80%); other eligible employees — 50%) had to be taken in shares and deferred.

Participants may defer the remaining amount on the same terms or take it immediately in cash in which case it is not accounted for as a share-based payment. Under the terms of the 2008 and 2009 plans a fixed percentage of the bonus is awarded in the form of shares with no voluntary deferral and no matching shares.

The awards in all of the plans are conditional on the participants remaining in the employment of a participating company. Participation in the ABP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 1,058,734 shares were awarded to participants. This number includes 228,000 shares awarded on part of recruitment terms and/or for one-off individual performance related awards.

Long Term Incentive Plan

The Long Term Incentive Plan (LTIP) allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is normally measured over a three year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 5,754,548 shares were awarded to employees under the plan. The plan provides for the grant of ‘nil cost options’ to participate as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2009 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 2015.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including Executive Directors) employed by participating Group companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2009 and no options were granted in the year under the plan. All options granted under this plan have now been exercised.

Options and ordinary shares held by Directors

Details of the directors’ interests in the Company’s shares are set out on page 63 and pages F-40 to F-42.

BOARD PRACTICES

Contracts of service

The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months.

Andrew Cosslett and Richard Solomons have service agreements with a notice period of 12 months. All new appointments are intended to have 12-month notice periods. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial notice period reducing to 12 months may be used.

David Webster’s appointment as non-executive Chairman, effective from January 1, 2004, is subject to six months’ notice.

Non-executive director, Ralph Kugler signed a letter of appointment effective from the listing of IHG in April 2003. This was renewed, effective from completion of the capital reorganization of the Company and the listing of new IHG shares on June 27, 2005. David Kappler signed a letter of appointment effective from his date of original appointment to the Board on June 21, 2004. This was also renewed, effective from June 27, 2005. Jennifer Laing and Jonathan Linen signed letters of appointment effective from their appointment dates, respectively August 25, 2005 and December 1, 2005. Ying Yeh signed a letter of appointment effective from her appointment date of December 1, 2007. Graham Allan signed a letter of appointment effective from his appointment date of January 1, 2010.

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

Upon retirement, and under certain other specified circumstances on termination of his employment, a director will become eligible to receive benefit from his participation in a Company pension plan. See Note 3 of Notes to the Financial Statements for details of directors’ pension entitlements at December 31, 2009.

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

Audit Committee

The Audit Committee is chaired by David Kappler who has significant recent and relevant financial experience and is the Committee’s financial expert. During 2009, the other Committee members were Ralph Kugler and Jennifer Laing. Graham Allan has been a member of the Committee since January 1, 2010. All Audit Committee members are independent.

The Audit Committee’s principal responsibilities are to:

•	review the Group’s public statements on internal control and corporate governance compliance prior to their consideration by the Board;

•	review the Group’s processes for detecting and addressing fraud, misconduct and control weaknesses and to consider the response to any such occurrence, including overseeing the process enabling the anonymous submission of concerns;

•	review reports from management, internal audit and external audit concerning the effectiveness of internal control, financial reporting and risk management processes;

•	review with management and the external auditor any financial statements required under UK or US legislation before submission to the Board;

•	establish, review and maintain the role and effectiveness of the internal audit function, including overseeing the appointment of the Head of Global Internal Audit;

•	assume responsibility for the appointment, compensation, resignation, dismissal and the overseeing of the external auditor, including review of the external audit, its cost and effectiveness;

•	pre-approve non-audit work to be carried out by the external auditor and the fees to be paid for that work, along with the monitoring of the external auditor’s independence; and

•	oversee the Group’s Code of Ethics and Business Conduct and associated procedures for monitoring adherence.

The Audit Committee discharges its responsibilities through a series of Committee meetings during the year at which detailed reports are presented for review. The Audit Committee commissions reports, either from external advisers, the Head of Global Internal Audit, or Group management, after consideration of the major risks to the Group or in response to developing issues. The Chief Financial Officer attends its meetings as do the external auditor and the Head of Global Internal Audit, both of whom have the opportunity to meet privately with the Audit Committee, in the absence of Group management, at the conclusion of each meeting.

All proposals for the provision of non-audit services by the external auditor are pre-approved by the Audit Committee or its delegated member, the overriding consideration being to ensure that the provision of non-audit services does not impact the external auditor’s independence and objectivity.

Remuneration Committee

The Remuneration Committee, chaired by Ralph Kugler, also comprises the following Non-Executive, directors: David Kappler, Jonathan Linen and Ying Yeh. The Remuneration Committee agrees, on behalf of the Board, all aspects of the remuneration of the Executive Directors and the Executive Committee members, and agrees the strategy, direction and policy for the remuneration of other senior executives who have a significant influence over the Group’s ability to meets its strategic objectives.

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

Corporate Responsibility Committee

In February 2009 the Corporate Responsibility Committee was established. It is chaired by Jennifer Laing. During 2009 the other Corporate Responsibility Committee member was Ralph Kugler.

Disclosure Committee

The Disclosure Committee, chaired by the Group’s Financial Controller, and comprising the Company Secretary and other senior executives, reports to the Chief Executive, the Chief Financial Officer and to the Audit Committee. Its duties include ensuring that information required to be disclosed in reports pursuant to UK and US accounting, statutory or listing requirements, fairly represents the Group’s position in all material respects.

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

A description of the significant ways in which the Company’s actual corporate governance practices differ from the New York Stock Exchange corporate governance requirements followed by US companies can be found on page 82.

EMPLOYEES

The Group directly employed an average of 7,556 people worldwide in the year ended December 31, 2009. Of these, approximately 95% were employed on a full-time basis and 5% were employed on a part-time basis.

The table below analyzes the distribution of the average number of employees for the last three fiscal periods by division and by geographic region.

	Americas	EMEA	Asia Pacific	Central	Total

2009	3,229	1,712	1,410	1,205	7,556

2008	3,384	1,824	1,470	1,271	7,949

2007	3,602	2,100	1,514	1,150	8,366

The costs of the above employees are borne by the Group. In addition, the Group employs 4,561 (2008 4,353, 2007 4,003) people who work in managed hotels or directly on behalf of the System Funds and whose costs of $267 million (2008 $272 million, 2007 $247 million) are borne by those hotels or by the Funds.

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

In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. At December 31, 2009, the minimum wage for individuals between 18 and under the age of 22 was £4.83 per hour and £5.80 per hour for individuals age 22 and above. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

Less than 5% of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

SHARE OWNERSHIP

The interests of the directors and officers of the Group at March 19, 2010 were as follows:

	Ordinary shares		% of shares
	of 13 29/47 pence		outstanding

Directors
Graham Allan	Nil		N/A
Andrew Cosslett	496,133		0.17
David Kappler	1,400		N/A
Ralph Kugler	1,169		N/A
Jennifer Laing	3,373		N/A
Jonathan Linen	7,343	(1)	N/A
Richard Solomons	371,522		0.13
David Webster	34,117		0.01
Ying Yeh	Nil		N/A
Officers
Jim Abrahamson	52,203		0.02
Tom Conophy	111,087		0.04
Kirk Kinsell	63,136	(2)	0.02
Tracy Robbins	96,902		0.03
Tom Seddon	54,678	(3)	0.02
George Turner	13,000		N/A

(1)	Held as American Depositary Shares (ADSs).

(2)	637 of which are held as ADSs.

(3)	24,000 of which are held as ADSs.

The above shareholdings are all beneficial interests. The percentage of ordinary share capital owned by each of the directors is negligible.

The directors’ interests as at December 31, 2009 in options to subscribe for shares in InterContinental Hotels Group PLC are set out on page F-42.

The directors do not have different voting rights from other shareholders of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, IHG is not directly or indirectly owned or controlled by another corporation or by any government. As at the dates shown, and under the provisions of the UK Disclosure Rules and Transparency Rules, the Company has been advised of the following interests in its shares, being greater than 3% of its issued share capital:

	March 19, 2010		March 23, 2009		March 14, 2008
	Number of	Percent	Number of	Percent	Number of	Percent
Identity of person or group	shares/ADSs	of class	shares/ADSs	of class	shares/ADSs	of class

Ellerman Corporation Limited	29,921,742	10.00%	29,921,742	10.00%	29,921,742	10.00%
Southeastern Asset Management, Inc.	14,860,671	5.17%	N/A etc.
FIL Limited (Fidelity International)	14,687,743	5.14%	N/A	N/A	N/A	N/A
Cedar Rock Capital Limited	14,923,417	5.07%	14,923,417	5.07%	14,923,417	5.07%
Blackrock, Inc.	14,434,598	5.02%	N/A etc.
Morgan Stanley Institutional Securities Group & Global Wealth Management	N/A	N/A	N/A	N/A	13,551,634	4.60%
Legal & General Group Plc	11,336,113	3.96%	11,416,590	3.99%	12,179,257	4.09%
Lloyds Banking Group plc	13,619,563	3.84%	13,619,563	3.84%	13,619,563	3.84%

The Company’s major shareholders do not have different voting rights from other shareholders of the Company. The Company does not know of any arrangements the operation of which may result in a change in its control.

As of March 19, 2010, 9,610,149 ADSs equivalent to 9,610,149 ordinary shares, or approximately 3.3% of the total ordinary shares in issue, were outstanding and were held by 1,027 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

As of March 19, 2010, there were a total of 57,406 record holders of ordinary shares, of whom 360 had registered addresses in the United States and held a total of 1,197,812 ordinary shares (0.42% of the total issued).

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions or loans for the period beginning January 1, 2009 up to March 19, 2010.

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

The principal trading market for the Company’s ordinary shares is the London Stock Exchange on which InterContinental Hotels Group PLC shares are traded. The ordinary shares are also listed on the New York Stock Exchange trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. InterContinental Hotels Group PLC has a sponsored ADR facility with JP Morgan Chase Bank, N.A. as Depositary.

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

	£ per
	ordinary share		$ per ADS
Year ended December 31,	High	Low	High	Low

2005	8.42	6.12	14.53	11.49
2006	12.65	8.07	26.27	14.40
2007	14.20	8.73	32.59	17.37
2008	8.84	4.48	17.40	6.52
2009	9.04	4.46	14.67	6.04

	£ per
	ordinary share		$ per ADS
Year ended December 31,	High	Low	High	Low

2008
First quarter	8.84	6.44	17.40	13.26
Second quarter	8.65	6.68	16.80	13.15
Third quarter	7.87	6.16	14.76	11.53
Fourth quarter	6.75	4.48	12.08	6.52
2009
First quarter	6.22	4.46	9.33	6.04
Second quarter	6.90	5.59	11.19	8.20
Third quarter	8.27	5.92	13.74	9.57
Fourth quarter	9.04	7.64	14.67	12.26
2010
First quarter (through March 19, 2010)	10.19	8.87	15.41	13.84

	£ per
	ordinary share		$ per ADS
Month ended	High	Low	High	Low

September 2009	8.27	7.31	13.74	11.82
October 2009	8.57	7.64	13.95	12.26
November 2009	8.57	7.85	14.45	12.71
December 2009	9.04	8.55	14.67	14.02
January 2010	9.37	8.99	15.41	14.27
February 2010	9.20	8.87	14.59	13.84
March 2010 (through to March 19, 2010)	10.19	9.46	15.35	14.28

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

ARTICLES OF ASSOCIATION

The following summarizes material rights of holders of the Company’s ordinary shares under the material provisions of the Company’s articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s articles of association. The Company’s articles of association are filed as an exhibit to this 20-F.

The Company’s shares may be held in certificated or uncertificated form. No holder of the Company’s shares will be required to make additional contributions of capital in respect of the Company’s shares in the future.

In the following description, a “shareholder” is the person registered in the Company’s register of members as the holder of the relevant share.

Principal objects

The Company is incorporated under the name InterContinental Hotels Group PLC and is registered in England and Wales with registered number 5134420. The Company’s articles of association do not restrict its objects.

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

Matters are transacted at general meetings of the Company by the proposing and passing of resolutions, of which there are two kinds:

•	an ordinary resolution, which includes resolutions for the election of directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares; and

•	a special resolution, which includes resolutions amending the Company’s memorandum and articles of association, disapplying statutory pre-emption rights, modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up or changing the Company’s name.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum.

Special resolutions require the affirmative vote of not less than three-fourths of the persons voting at a meeting at which there is a quorum.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have.

Annual General Meetings must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 14 days. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. The Board of directors may if they choose make arrangements for shareholders who are unable to attend the place of the meeting to participate at other places.

Each Director shall retire every three years at the Annual General Meeting and unless otherwise decided by the Directors, shall be eligible for re-election.

Variation of rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

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

Limitations on voting and shareholding

There are no limitations imposed by English law or the Company’s articles of association on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares or ADSs, other than the limitations that would generally apply to all of the Company’s shareholders.

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

£750,000,000 Euro Medium Term Note Program

1. On November 27, 2009, a trust deed (the “Trust Deed”) was executed by InterContinental Hotels Group PLC as issuer (the “Issuer”), Six Continents Limited and InterContinental Hotels Limited as guarantors (the “Guarantors”) and HSBC Corporate Trustee Company (UK) Limited as trustee (the “Trustee”), in accordance with which the Issuer established a Euro medium term note program (the “Program”) pursuant to which the Issuer may issue notes (“Notes”) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £750,000,000 (or its equivalent in other currencies).

Notes are to be issued in series (each a “Series”) in bearer form. Each Series may comprise one or more tranches (each a “Tranche”) issued on different issue dates. Notes may be issued either (1) pursuant to the Base Prospectus dated November 27, 2009 (the “Base Prospectus”) as amended and/or supplemented by a document setting out the final terms (the “Final Terms”) of the Notes or (2) pursuant to a separate prospectus specific to such Tranche (the “Drawdown Prospectus”). The terms and conditions applicable to any particular Tranche of Notes will be the Terms and Conditions of the Notes as supplemented, amended and/or replaced to the extent described in the relevant Final Terms or, as the case may be, the relevant Drawdown Prospectus.

Under the Trust Deed, each of the Issuer and the Guarantors has given certain customary covenants in favor of the Trustee.

Final Terms were issued on December 9, 2009 in respect of the issue of a Tranche of £250,000,000 6 per cent Notes due December 9, 2016. These Final Terms stipulate that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (the “Change of Control Period”) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment-grade credit rated by the end of the Change of Control Period. Further details of the Program and the Notes are set out in the Base Prospectus, a copy of which is available (as is a copy of Final Terms dated December 7, 2009) on the Company’s website at www.ihgplc.com. These Notes are referred to as “£250 million 6% bonds” in the Consolidated Financial Statements.

2. On November 27, 2009, the Issuer and the Guarantors entered into an agency agreement (the “Agency Agreement”) with HSBC Bank PLC as principal paying agent and the Trustee, pursuant to which the Issuer and the Guarantors appointed paying agents and calculation agents in connection with the Program and the Notes.

Under the Agency Agreement, each of the Issuer and the Guarantors has given a customary indemnity in favor of the paying agents and the calculation agents.

3. On November 27, 2009, the Issuer and the Guarantors entered into a dealer agreement (the “Dealer Agreement”) with Barclays Bank PLC, HSBC Bank PLC and The Royal Bank of Scotland PLC as arrangers (the “Arrangers”) and Barclays Bank PLC, HSBC Bank PLC, Lloyds TSB Bank PLC, Merrill Lynch International, Société Générale and The Royal Bank of Scotland PLC as dealers (the “Dealers”), pursuant to which the Dealers were appointed in connection with the Program and the Notes.

Under the Dealer Agreement, each of the Issuer and the Guarantors has given customary warranties and indemnities in favor of the Dealers.

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

The facility was split into a $1.6 billion five year revolving credit facility and a $500 million 30 month term loan facility. The term loan reduced to $85 million in December 2009 following repayment of $415 million.

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

In connection with the disposals referred to above, IHG has agreed to guarantee certain amounts payable to HPT IHG and HPT IHG-2 in relation to the managed hotels sold by the Group to HPT IHG and HPT IHG-2. The guarantee is for a maximum amount of $125 million, of which $60 million had been utilized at December 31, 2009 and requires amounts to be paid by IHG to HPT IHG and/or HPT IHG-2 (and/or their designated affiliate) irrespective of the revenue generated by the relevant hotels. The guarantee may be terminated if certain financial tests are met.

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

Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit limitation purposes, dividends will generally be income from sources outside the United States.

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

PFIC rules

The Company believes that it was not a PFIC for US federal income tax purposes for its 2009 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” received by certain non-corporate US holders would not apply. Certain elections may be available (including a market-to-market election) to US holders that would result in alternative treatments of the ordinary shares or ADSs.

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

United Kingdom inheritance tax

An individual who is neither domiciled nor deemed domiciled in the UK (under certain UK rules relating to previous domicile or long residence) is only chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. As a matter of UK law, it is not clear whether the situs of an ADS for UK inheritance tax purposes is determined by the place where the depositary is established and records the entitlements of the depositholders, or by the situs of the underlying share which the ADS represents.

However, an individual who is domiciled in the United States (for the purposes of the Estate and Gift Tax Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax (to the extent UK inheritance tax applies) in respect of ADSs on the individual’s death or on a transfer of the ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for either a credit against US federal tax liabilities for UK inheritance tax paid or for a credit against UK inheritance tax liabilities for US federal tax paid, as the case may be.

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

Stamp duty, or SDRT, may be payable upon the transfer or issue of ordinary shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depositary receipts or the provision of clearance services. For these purposes, the current rate of stamp duty and SDRT is usually 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value or the issue price of the ordinary shares. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will be charged to the party to whom ADSs are delivered against such deposits.

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

At December 31, 2009, the Group held interest rate swaps (swapping floating for fixed) with notional principals of $250 million and €75 million (2008 $250 million, £75 million and €75 million). The Group did not hold any forward-starting interest rate swaps at December 31, 2009 (2008 interest rate swaps with notional principals of $100 million, £75 million and €75 million).

Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately $0.8 million (2008 $4.7 million, 2007 $5.8 million). A similar rise in euro and sterling interest rates would increase the annual net interest charge by approximately $1.1 million (2008 $1.2 million, 2007 $1.2 million) and $nil (2008 $0.9 million, 2007 $3.2 million) respectively.

Currency risk

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profits, net assets and interest cover. To hedge translation exposure, wherever possible, the Group matches the currency of its debt (either directly or via derivatives) to match the currency of its net assets, whilst maximizing the amount of US dollars borrowed to reflect the predominant trading currency. At December 31, 2009, the Group held currency swaps designated as net investment hedges with a principal of $415 million (2008 $nil) and a fair value of $13 million liability (2008 $nil).

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. When appropriate, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. Forward contracts are held at fair value in the Consolidated statement of financial position as other financial assets and other payables.

A general strengthening of the US dollar (specifically a five cent fall in the sterling: US dollar rate) would increase the Group’s profit before tax by an estimated $1.6 million (2008 $4.0 million, 2007 $2.9 million) and increase net assets by an estimated $4.1 million (2008 decrease of $1.1 million, 2007 increase of $6.1 million). Similarly, a five cent fall in the euro: US dollar rate would reduce the Group’s profit before tax by an estimated $0.7 million (2008 $2.0 million, 2007 $1.6 million) and decrease net assets by an estimated $4.5 million (2008 $4.3 million, 2007 $5.9 million).

Quantitative information about market risk

Interest rate sensitivity

The tables below provide information about the Group’s derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, currency swaps and debt obligations. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and currency swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set on the last day of the period. The actual currencies of the instruments are indicated in parentheses.

At December 31, 2009

	Expected to mature before December 31,
	2010	2011	2012	2013	Thereafter	Total	Fair value(i)
	($ million, except percentages)

Long-term debt:
Fixed rate public bonds (sterling)	—	—	—	—	402	402	402
Fixed rate payable					6.0%	6.0%
Fixed rate lease debt (US dollar)	—	—	—	—	204	204	206
Fixed rate payable					9.7%	9.7%
Variable rate bank debt (various currencies)	90	—	5	421	—	516	516
Average interest rate payable	0.8%		5.3%	1.0%		1.0%

	(local currency million, except percentages)

Interest rate swaps:
Principal (US dollar)	150	—	100	—	—	250	(1)
Fixed rate payable	0.7%		2.0%			1.2%
Variable rate receivable	0.2%		0.3%			0.2%
Principal (euro)	—	75	—	—	—	75	(6)
Fixed rate payable		5.3%				5.3%
Variable rate receivable		0.7%				0.7%

	(local currency million, except percentages)

Currency swaps:
Principal receivable (sterling)	—	—	—	—	250	250	(13)
Fixed rate receivable					6.0%	6.0%
Principal payable (US dollar)	—	—	—	—	415	415
Fixed rate payable					6.2%	6.2%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest, except for the public bonds which are shown at market value.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable to a depositary

Category (as defined by SEC)	Depositary actions	Associated fee

(a) Depositing or substituting the underlying shares
Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

•   share distributions, stock split, rights, merger

•   Exchange of securities or any other transactions or event or other distribution affecting the ADSs or the Deposited Securities
$5 for each 100 ADSs (or portion thereof)
(b) Receiving or distributing dividends	• Distribution of stock dividends	$5 for each 100 ADSs (or portion thereof)
	• Distribution of cash	$0.02 or less per ADS (or portion thereof)*
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion thereof)
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS
(f) General depositary services, particularly those charged on an annual basis	• Other services performed by the depositary in administering the ADRs	$0.02 per ADS (or portion thereof)* not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions
(g) Expenses of the depositary
Expenses incurred on behalf of Holders in connection with:

•   Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•   The depositary’s or its custodian’s compliance with applicable law, rule or regulation

•   Stock transfer or other taxes and other governmental charges

•   Cable, telex, facsimile transmission/delivery

•   transfer or registration fees in connection with the deposit and withdrawal of Deposited Securities

•   Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)

•   Any other charge payable by depositary or its agents
Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions $20 per transaction

*	These fees are not currently being charged by the depositary.

Fees and charges payable by a depositary

Direct payments

JP Morgan Chase Bank, N.A. is the depositary for IHG’s ADS program. The depositary’s principal executive office is at: Four New York Plaza, New York 10004, United States of America. The depositary, has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR Program and incurred by the Company in connection with the ADR Program. In the year ended 2009, the depositary reimbursed $270,000. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2009.

Category of expenses	Amount reimbursed for fiscal year ended December 31, 2009 $000
Legal, accounting and other fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	178
Investor relations	37
Advertising and public relations	55

Indirect payments

As part of its service to the Company, J.P. Morgan has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total $20,000. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2009.

Category of expenses	Amount waived or paid for fiscal year ended December 31, 2009
$000
Fees waived	20

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

As at the end of the period covered by this report, the Group carried out an evaluation under the supervision and with the participation of the Group’s management, including the Chief Executive and Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(e)). These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the specified periods. Based on that evaluation, the Chief Executive and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934.

Management has issued a report on the effectiveness of the Group’s Internal Control over Financial reporting as at December 31, 2009. This report appears on page F-1 of the Group’s Consolidated Financial Statements contained in this Annual Report.

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

The Board has adopted a global Code of Ethics and Business Conduct that applies to all directors, officers and employees of the Group, including the Chief Executive and Chief Financial Officer. This Code of Ethics has been signed by the Chief Executive and the Chief Financial Officer of the Company and by the Group Financial Controller and regional financial heads. The Company has published its Code of Ethics and Business Conduct on its website www.ihgplc.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

	Year ended December 31,
	2009	2008
	($ million)
Audit fees	4.2	3.3
Audit related fees	1.8	3.2
Tax fees	1.7	1.0

Total	7.7	7.5

Further detail is provided in Note 4 “Auditor’s remuneration paid to Ernst & Young LLP” of “Item 18 — Financial Statements”.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Period of fiscal year
				(d) Maximum
			(c) Total number	number (or
			of shares (or	approximate dollar
		(b) Average	units) purchased	value) of shares (or
	(a) Total number	price paid	as part of publicly	units) that may yet be
	of shares (or	per share	announced plans	purchased under the
	units) purchased	(or unit	or programs	plans or programs
Month 1 (no purchases in this month)	0	0.00	0.	38,694,043
Month 2 (no purchases in this month)	0	0.00	0	38,694,043
Month 3 (no purchases in this month)	0	0.00	0	38,694,043
Month 4 (no purchases in this month)	0	0.00	0	38,694,043
Month 5 (no purchases in this month)	0	0.00	0	38,694,043
Month 6 (no purchases in this month)	0	0.00	0	28,557,390	*
Month 7 (no purchases in this month)	0	0.00	0	28,557,390
Month 8 (no purchases in this month)	0	0.00	0	28,557,390
Month 9 (no purchases in this month)	0	0.00	0	28,557,390
Month 10 (no purchases in this month)	0	0.00	0	28,557,390
Month 11 (no purchases in this month)	0	0.00	0	28,557,390
Month 12 (no purchases in this month)	0	0.00	0	28,557,390

*	Reflects the resolution passed at the company’s Annual General Meeting held on May 29, 2009.

The first share repurchase program was announced on March 11, 2004 with the intention to repurchase £250 million worth of shares. A second £250 million share repurchase program followed, announced September 9, 2004. A third £250 million share repurchase program was announced on September 8, 2005. These programs were completed on December 20, 2004, April 11, 2006, and June 28, 2007 respectively.

On February 20, 2007, the Company announced a fourth, £150 million share repurchase program. The Company deferred the remaining £30 million of its £150 million share repurchasing program in November 2008 in order to preserve cash and maintain the strength of the Group’s financial position. No shares were repurchased in 2009. By March 19, 2010, 14,446,554 shares had been repurchased at an average price of 831 pence per share (approximately £120 million).

During fiscal 2009, 521,000 ordinary shares were purchased by the Company’s Employee Share Ownership Trust at prices ranging from 599 pence to 820 pence per share, for the purpose of satisfying future share awards to employees.

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

Basis of regulation

The Combined Code contains a series of principles and provisions. It is not, however, mandatory for companies to follow these principles. Instead, companies must disclose how they have applied them and disclose, if applicable, any areas of non-compliance along with an explanation for the non-compliance. In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE. IHG’s statement of compliance with the UK Combined Code’s requirements for 2009 is contained in the Company’s Annual Report and Financial Statements for the year ended December 31, 2009.

Independent Directors

The Combined Code’s principles recommend that at least half the Board, excluding the Chairman, should consist of independent Non-Executive Directors. As at March 19, 2010 the Board consisted of the Chairman, independent at the time of his appointment, two Executive Directors and six independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE set out five bright line tests for director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chairman and Chief Executive

The Combined Code recommends that the Chairman and Chief Executive should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chairman and Chief Executive were, as at March 19, 2010 and throughout 2009 fulfilled by separate individuals.

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

The following Consolidated Financial Statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1	Articles of Association of IHG
Exhibit 4(a)(i)	Trust Deed dated November 27, 2009 relating to a £750 million Euro Medium Term Note Program, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited.
Exhibit 4(a)(ii)	$2,100 million Facility Agreement dated May 2, 2008 among Bank of America N.A., Bank of Tokyo-Mitsubishi UFJ Ltd., Barclays Capital, HSBC Bank plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Société Générale Corporate & Investment Banking and West LB AG (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 7, 2009)
Exhibit 4(b)(i)	Sale and Purchase Agreement dated March 10, 2006 among BHR Luxembourg S.à.r.l., Others, Cooperatie Westbridge Europe I.U.A., Others and Westbridge Hospitality Fund L.P. relating to a portfolio of certain companies and businesses in continental Europe (incorporated by reference to Exhibit 4(b)(viii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(b)(ii)	Sale and Purchase Agreement dated July 13, 2006 between BHR Holdings BV and MSREF VI Danube BV relating to the sale of certain companies and businesses in continental Europe and Side Letter dated September 5, 2006 (incorporated by reference to Exhibit 4(b)(ix) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 30, 2007)
Exhibit 4(c)(i)	Richard Solomons’ service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iv) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)
Exhibit 4(c)(ii)	Richard Solomons’ letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(c)(iii)	Andrew Cosslett’s service contract dated December 13, 2004 (incorporated by reference to Exhibit 4(c)(v) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)

Exhibit 4(c)(iv)	Andrew Cosslett’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(viii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 8	List of Subsidiaries
Exhibit 12(a)	Certification of Andrew Cosslett filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 12(b)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 13(a)	Certification of Andrew Cosslett and Richard Solomons furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
Exhibit 15(a)	Consent of Ernst & Young LLP (included on page F-4)

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

In connection with the preparation of the Group’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”).

Based on this assessment, management has concluded that as of December 31, 2009, the Group’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC:

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). InterContinental Hotels Group PLC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, InterContinental Hotels Group PLC maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying Consolidated statements of financial position of InterContinental Hotels Group PLC as of December 31, 2009 and 2008, and the related Consolidated income statements, Consolidated statements of comprehensive income, Consolidated statements of changes in equity and Consolidated statements of cash flows for each of the three years in the period ended December 31, 2009, and the financial statement schedule listed in the Index at Item 18. Financial Statements, and our report dated April 1, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
London, England

April 1, 2010

INTERCONTINENTAL HOTELS GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC

We have audited the accompanying Consolidated statements of financial position of InterContinental Hotels Group PLC as of December 31, 2009 and 2008, and the related Consolidated income statements, Consolidated statements of comprehensive income, Consolidated statements of changes in equity and Consolidated statements of cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statements schedule listed in the Index at Item 18. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at December 31, 2009 and 2008, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2009, in accordance with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
London, England
April 1, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-108084 and Form S-8 Nos. 333-01572, 333-08336, 333-99785, 333-104691 and 333-126139) of InterContinental Hotels Group PLC of the reference to our name in “Item 3. Key information” and our reports dated April 1, 2010, with respect to the Consolidated Financial Statements and Schedule of InterContinental Hotels Group PLC, and the effectiveness of internal control over financial reporting of InterContinental Hotels Group PLC, included in this Annual Report (Form 20-F) for the year ended December 31, 2009.

ERNST & YOUNG LLP
London, England
April 1, 2010

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED INCOME STATEMENT

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2009			2008			2007
	Before	Exceptional		Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items		exceptional	items
	items	(Note 5)	Total	items	(Note 5)	Total	items	(Note 5)	Total
	($ million)

Revenue (Note 2)	1,538	—	1,538	1,897	—	1,897	1,817	—	1,817
Cost of sales	(769)	(91)	(860)	(852)	—	(852)	(856)	—	(856)
Administrative expenses	(303)	(83)	(386)	(400)	(59)	(459)	(377)	(14)	(391)
Other operating income and expenses	6	(2)	4	14	25	39	16	70	86

	472	(176)	296	659	(34)	625	600	56	656
Depreciation and amortization (Note 2)	(109)	—	(109)	(110)	(2)	(112)	(112)	(2)	(114)
Impairment (Note 2)	—	(197)	(197)	—	(96)	(96)	—	6	6

Operating (loss)/profit (Note 2)	363	(373)	(10)	549	(132)	417	488	60	548
Financial income (Note 6)	3	—	3	12	—	12	18	—	18
Financial expenses (Note 6)	(57)	—	(57)	(113)	—	(113)	(108)	—	(108)

(Loss)/profit before tax	309	(373)	(64)	448	(132)	316	398	60	458
Tax (Note 7)	(15)	287	272	(101)	42	(59)	(89)	60	(29)

Profit for the year from continuing operations	294	(86)	208	347	(90)	257	309	120	429
Profit for the year from discontinued operations (Note 11)	—	6	6	—	5	5	2	32	34

Profit for the year	294	(80)	214	347	(85)	262	311	152	463

Attributable to:
Equity holders of the parent	293	(80)	213	347	(85)	262	311	152	463
Non-controlling interest	1	—	1	—	—	—	—	—	—

Earnings per ordinary share (Note 9)
Continuing operations:
Basic			72.6¢			89.5¢			134.1¢
Diluted			70.2¢			86.8¢			130.4¢
Total operations:
Basic			74.7¢			91.3¢			144.7¢
Diluted			72.2¢			88.5¢			140.7¢

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	($ million)

Profit for the year	214	262	463

Other comprehensive income
Available-for-sale financial assets:
Gains/(losses) on valuation	11	(4)	8
Losses/(gains) reclassified to income on impairment/disposal	4	(17)	(20)
Cash flow hedges:
Losses arising during the year	(7)	(14)	(2)
Reclassified to financial expenses	11	2	(2)
Defined benefit pension plans:
Actuarial (losses)/gains, net of related tax credit of $1m (2008 $13m, 2007 $nil)	(57)	(23)	25
Decrease/(increase) in asset restriction on plans in surplus	21	(14)	(17)
Exchange differences on retranslation of foreign operations, including related tax credit of $4m (2008 $1m, 2007 $nil)	43	(56)	25
Tax related to pension contributions	—	8	11

Other comprehensive income/(loss) for the year	26	(118)	28

Total comprehensive income for the year	240	144	491

Attributable to:
Equity holders of the parent	240	144	489
Non-controlling interest	—	—	2

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital		Retained earnings and other reserves
					Shares
					held by		Unrealized
	Number			Capital	employee		gains and	Currency		IHG	Non-
	of	Nominal	Share	redemption	share	Other	losses	translation	Retained	shareholders’	controlling	Total
	shares(i)	value(i)	premium(ii)	reserve(ii)	trusts(iii)	reserves(iv)	reserve(v)	reserve(vi)	earnings	equity	interest	equity
	($ million, number of shares — millions)

At January 1, 2007	356	80	49	8	(33)	(2,914)	53	209	3,878	1,330	16	1,346
Total comprehensive income for the year	—	—	—	—	—	—	(16)	24	481	489	2	491
Issue of ordinary shares	4	1	31	—	—	—	—	—	—	32	—	32
Repurchase of shares	(8)	(2)	—	—	—	—	—	—	(160)	(162)	—	(162)
Share capital consolidation	(57)	—	—	—	—	—	—	—	—	—	—	—
Transfer to capital redemption reserve	—	—	—	2	—	—	—	—	(2)	—	—	—
Purchase of own shares by employee share trusts	—	—	—	—	(138)	—	—	—	—	(138)	—	(138)
Release of own shares by employee share trusts	—	—	—	—	89	—	—	—	(80)	9	—	9
Equity-settled share-based cost	—	—	—	—	—	—	—	—	60	60	—	60
Tax related to share schemes	—	—	—	—	—	—	—	—	(4)	(4)	—	(4)
Disposals	—	—	—	—	—	—	—	—	—	—	(12)	(12)
Equity dividends paid	—	—	—	—	—	—	—	—	(1,524)	(1,524)	—	(1,524)
Exchange and other adjustments	—	2	2	—	(1)	(4)	1	—	—	—	—	—

At December 31, 2007	295	81	82	10	(83)	(2,918)	38	233	2,649	92	6	98
Total comprehensive income for the year	—	—	—	—	—	—	(29)	(61)	234	144	—	144
Issue of ordinary shares	—	—	2	—	—	—	—	—	—	2	—	2
Repurchase of shares	(9)	(3)	—	—	—	—	—	—	(136)	(139)	—	(139)
Transfer to capital redemption reserve	—	—	—	3	—	—	—	—	(3)	—	—	—
Purchase of own shares by employee share trusts	—	—	—	—	(24)	—	—	—	—	(24)	—	(24)
Release of own shares by employee share trusts	—	—	—	—	39	—	—	—	(53)	(14)	—	(14)
Equity-settled share-based cost	—	—	—	—	—	—	—	—	49	49	—	49
Tax related to share schemes	—	—	—	—	—	—	—	—	2	2	—	2
Equity dividends paid	—	—	—	—	—	—	—	—	(118)	(118)	—	(118)
Exchange and other adjustments	—	(21)	(23)	(3)	19	28	—	—	—	—	1	1

At December 31, 2008	286	57	61	10	(49)	(2,890)	9	172	2,624	(6)	7	1
Total comprehensive income for the year	—	—	—	—	—	—	20	43	177	240	—	240
Issue of ordinary shares	1	—	11	—	—	—	—	—	—	11	—	11
Purchase of own shares by employee share trusts	—	—	—	—	(6)	—	—	—	—	(6)	—	(6)
Release of own shares by employee share trusts	—	—	—	—	55	—	—	—	(61)	(6)	—	(6)
Equity-settled share-based cost	—	—	—	—	—	—	—	—	24	24	—	24
Tax related to share schemes	—	—	—	—	—	—	—	—	10	10	—	10
Equity dividends paid	—	—	—	—	—	—	—	—	(118)	(118)	—	(118)
Exchange and other adjustments	—	6	7	1	(4)	(10)	—	—	—	—	—	—

At December 31, 2009	287	63	79	11	(4)	(2,900)	29	215	2,656	149	7	156

At December 31, 2006 the authorized share capital was £160,050,000 comprising 1,400,000,000 ordinary shares of 11 3/7 pence each and one redeemable preference share of £50,000.

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

At September 30, 2009, the authorized share capital was £160,050,000, comprising 1,175,000,000 ordinary shares of 13 29/47 pence each and one redeemable preference share of £50,000. As a result of the resolution passed at the Annual General Meeting on May 29, 2009 amending the Articles in line with the Companies Act 2006, from October 1, 2009 the Company no longer has authorized share capital.

During 2004 and 2005, the Company undertook to return funds of up to £750 million to shareholders by way of three consecutive £250 million share repurchase programs, the third of which was completed in the first half of 2007. In June 2007, a further £150 million share repurchase program commenced.

During 2008, 9,219,325 (2007 7,724,844) ordinary shares were repurchased and canceled under the authorities granted by shareholders at the Extraordinary General Meeting held on June 1, 2007 and at the Annual General Meeting held on May 30, 2008. The Company deferred its £150 million share repurchase program in November 2008 in order to preserve cash and maintain the strength of the Group’s financial position. No shares were repurchased in 2009.

The authority given to the Company at the Annual General Meeting on May 29, 2009 to purchase its own shares was still valid at December 31, 2009. A resolution to renew the authority will be put to shareholders at the Annual General Meeting on May 28, 2010.

(ii)	The share premium reserve and capital redemption reserve are not distributable. The share premium reserve has a balance of $79 million (2008 $61 million, 2007 $82 million) representing the amount of proceeds received for shares in excess of their nominal value. The capital redemption reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or canceled.

(iii)	The shares held by employee share trusts comprises $3.8 million (2008 $49.2 million, 2007 $82.6 million) in respect of 0.3 million (2008 3.0 million, 2007 3.4 million) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at December 31, 2009 of $4 million (2008 $25 million, 2007 $60 million).

(iv)	Other reserves comprises the merger and revaluation reserves previously recognized under UK GAAP, together with the reserve arising as a consequence of the Group’s capital reorganization in June 2005. Following the change in presentational currency to the US dollar in 2008, this reserve also includes exchange differences arising on the retranslation to period-end exchange rates of equity share capital, the capital redemption reserve and shares held by employee share trusts.

(v)	The unrealized gains and losses reserve records movements to fair value of available-for-sale financial assets and the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to hedged transactions that have not yet occurred.

The fair value of cash flow hedging instruments outstanding at December 31, 2009 was a $7 million liability (2008 $10 million liability, 2007 $3 million liability).

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

During the year ended December 31, 2009, the impact of hedging net investments in foreign operations was to increase the amount recorded in the currency translation reserve by $8 million (2008 reduce by $96 million, 2007 reduce by $14 million). The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at December 31, 2009 was a $13 million liability (2008 $nil, 2007 $nil).

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF
FINANCIAL POSITION

	December 31,	December 31,
	2009	2008
	($ million)

ASSETS
Property, plant and equipment — (Note 10)	1,836	1,684
Goodwill — (Note 12)	82	143
Intangible assets — (Note 13)	274	302
Investment in associates — (Note 14)	45	43
Retirement benefit assets — (Note 3)	12	40
Other financial assets — (Note 15)	130	152
Deferred tax receivable — (Note 25)	95	—

Total non-current assets	2,474	2,364

Inventories — (Note 16)	4	4
Trade and other receivables — (Note 17)	335	412
Current tax receivable	35	36
Cash and cash equivalents — (Note 18)	40	82
Other financial assets — (Note 15)	5	10

Total current assets	419	544

Non-current assets classified as held for sale — (Note 11)	—	210

Total assets (Note 2)	2,893	3,118

LIABILITIES
Loans and other borrowings — (Note 21)	(106)	(21)
Trade and other payables — (Note 19)	(688)	(746)
Provisions — (Note 20)	(65)	—
Current tax payable	(194)	(374)

Total current liabilities	(1,053)	(1,141)

Loans and other borrowings — (Note 21)	(1,016)	(1,334)
Retirement benefit obligations — (Note 3)	(142)	(129)
Trade and other payables — (Note 19)	(408)	(392)
Deferred tax payable — (Note 25)	(118)	(117)

Total non-current liabilities	(1,684)	(1,972)

Liabilities classified as held for sale — (Note 11)	—	(4)

Total liabilities (Note 2)	(2,737)	(3,117)

Net assets	156	1

EQUITY
Equity share capital	142	118
Capital redemption reserve	11	10
Shares held by employee share trusts	(4)	(49)
Other reserves	(2,900)	(2,890)
Unrealized gains and losses reserve	29	9
Currency translation reserve	215	172
Retained earnings	2,656	2,624

IHG shareholders’ equity	149	(6)
Non-controlling interest	7	7

Total equity	156	1

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	($ million)

Profit for the year	214	262	463
Adjustments for:
Net financial expenses	54	101	90
Income tax (credit)/charge	(272)	59	30
Depreciation and amortization	109	112	116
Impairment	197	96	(6)
Other exceptional operating items	176	34	(56)
Gain on disposal of assets, net of tax	(6)	(5)	(32)
Equity-settled share-based cost, net of payments	14	31	48
Other items	1	3	(4)

Operating cash flow before movements in working capital	487	693	649
Decrease/(increase) in trade and other receivables	58	42	(30)
Increase in trade and other payables	1	81	52
Retirement benefit contributions, net of cost	(2)	(27)	(66)
Cash flows relating to exceptional operating items	(60)	(49)	—

Cash flow from operations	484	740	605
Interest paid	(53)	(112)	(84)
Interest received	2	12	18
Tax (paid)/received on operating activities	(1)	1	(74)

Net cash from operating activities	432	641	465

Cash flow from investing activities
Purchases of property, plant and equipment	(100)	(53)	(114)
Purchases of intangible assets	(33)	(49)	(40)
Investment in associates and other financial assets	(15)	(6)	(32)
Disposal of assets, net of costs and cash disposed of	20	25	97
Proceeds from associates and other financial assets	15	61	114
Tax paid on disposals	(1)	(3)	(64)

Net cash from investing activities	(114)	(25)	(39)

Cash flow from financing activities
Proceeds from the issue of share capital	11	2	32
Purchase of own shares	—	(139)	(162)
Purchase of own shares by employee share trusts	(8)	(22)	(138)
Proceeds on release of own shares by employee share trusts	2	2	21
Dividends paid to shareholders	(118)	(118)	(1,524)
Issue of £250m 6% bonds	411	—	—
(Decrease)/increase in other borrowings	(660)	(316)	1,108

Net cash from financing activities	(362)	(591)	(663)

Net movement in cash and cash equivalents in the year	(44)	25	(237)
Cash and cash equivalents at beginning of the year	82	105	351
Exchange rate effects	2	(48)	(9)

Cash and cash equivalents at end of the year	40	82	105

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Note 1 —	Accounting policies

General information

The Consolidated Financial Statements of InterContinental Hotels Group PLC (the “Group” or “IHG”) for the year ended December 31, 2009 were authorized for issue in accordance with a resolution of the Directors on February 15, 2010. InterContinental Hotels Group PLC (the “Company”) is incorporated in Great Britain and registered in England and Wales.

Summary of significant accounting policies

Basis of preparation

The Consolidated Financial Statements of IHG have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”), and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Group’s Consolidated Financial Statements for the years presented.

Changes in accounting policies

With effect from January 1, 2009, the Group has implemented International Accounting Standard (“IAS”) 1 (Revised) — “Presentation of Financial Statements”, IAS 23 (Revised) — “Borrowing Costs”, Amendment to IFRS 2 — “Share-based Payment: Vesting Conditions and Cancellations”, Amendment to IFRS 7 “Financial Instruments: Disclosures”, IFRS 8 — “Operating Segments”, International Financial Reporting Interpretations Committee Interpretation (“IFRIC”) 13 — “Customer Loyalty Programmes” and IFRIC 16 — “Hedges of a Net Investment in a Foreign Operation”.

IAS 1 (Revised) — “Presentation of Financial Statements” has resulted in the introduction of the “Statement of changes in equity” as a primary financial statement. The revised standard also introduces the “Statement of comprehensive income”, presented either in a single statement or two linked statements. The Group has adopted the two statement approach.

IAS 23 (Revised) — “Borrowing Costs” requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset from January 1, 2009. The Group’s previous policy was to expense all borrowing costs as incurred. In accordance with the transitional provisions of IAS 23, the revised standard has been adopted on a prospective basis and applied to projects commencing after January 1, 2009. No borrowing costs have been capitalized in the year.

Amendment to IFRS 2 — “Share-based Payment: Vesting Conditions and Cancellations” clarifies the definitions of vesting conditions and prescribes the treatment for canceled awards. The amendment has not impacted the Group’s financial performance or position.

Amendment to IFRS 7 “Financial Instruments: Disclosures” requires additional disclosures about fair value measurement and liquidity risk. The additional and revised disclosures are presented in Note 23.

IFRS 8 “Operating Segments” replaces IAS 14 “Segment Reporting”. The Group has concluded that the reportable segments determined in accordance with IFRS 8 are the same as the business segments previously reported under IAS 14. On adoption of IFRS 8, certain liabilities have been reclassified to Central functions as explained in Note 2.

IFRIC 13 “Customer Loyalty Programmes” requires customer loyalty credits to be accounted for as a separate component of a sales transaction. The adoption of IFRIC 13 has not had a material impact on the financial statements.

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation” is applied prospectively from January 1, 2009 and has not impacted the effectiveness of the Group’s net investment hedging arrangements.

There has been no requirement to restate prior year comparatives as a result of adopting any of the above.

Presentational currency

The Consolidated Financial Statements are presented in millions of US dollars following a management decision to change the reporting currency from sterling during 2008. The change was made to reflect the profile of the Group’s revenue and operating profit which are primarily generated in US dollars or US dollar-linked currencies.

The currency translation reserve was set to nil at January 1, 2004 on transition to IFRS and this reserve has been re-presented on the basis that the Group has reported in US dollars since this date. Equity share capital, the capital redemption reserve and shares held by employee share trusts are translated into US dollars at the rates of exchange on the last day of the period; the resultant exchange differences are recorded in other reserves.

The functional currency of the parent company remains sterling since this is a non-trading holding company located in the United Kingdom that has sterling denominated share capital and whose primary activity is the payment and receipt of interest on sterling denominated external borrowings and inter-company balances.

Basis of consolidation

The Consolidated Financial Statements comprise the financial statements of the parent company and entities controlled by the Company. All intra-group balances and transactions have been eliminated.

The results of those businesses acquired or disposed of are consolidated for the period during which they were under the Group’s control.

Foreign currencies

Transactions in foreign currencies are translated to the functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the relevant rates of exchange ruling on the last day of the period. All foreign exchange differences arising on translation are recognized in the income statement except on foreign currency borrowings that provide a hedge against a net investment in a foreign operation. These are taken directly to the currency translation reserve until the disposal of the net investment, at which time they are recycled against the gain or loss on disposal.

The assets and liabilities of foreign operations, including goodwill, are translated into US dollars at the relevant rates of exchange ruling on the last day of the period. The revenues and expenses of foreign operations are translated into US dollars at average rates of exchange for the period. The exchange differences arising on the retranslation are taken directly to the currency translation reserve. On disposal of a foreign operation, the cumulative amount recognized in the currency translation reserve relating to that particular foreign operation is recycled against the gain or loss on disposal.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and any impairment.

Borrowing costs attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to prepare for its intended use or sale are capitalized as part of the asset cost. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Borrowing costs relating to assets where construction commenced on or after January 1, 2009 are capitalized. Borrowing costs relating to projects commencing before this date are expensed.

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

Financial assets

The Group classifies its financial assets into one of the two following categories: loans and receivables or available-for-sale financial assets. Management determines the classification of financial assets on initial recognition and they are subsequently held at amortized cost (loans and receivables) or fair value (available-for-sale financial assets). Interest on loans and receivables is calculated using the effective interest rate method and is recognized in the income statement as interest income.

Changes in fair values of available-for-sale financial assets are recorded directly in equity within the unrealized gains and losses reserve. On disposal, the accumulated fair value adjustments recognized in equity are recycled to the income statement. Dividends from available-for-sale financial assets are recognized in the income statement as other operating income and expenses.

Financial assets are tested for impairment at each period-end date. If an available-for-sale financial asset is impaired, the difference between original cost and fair value is transferred from equity to the income statement to the extent of any cumulative loss recorded in equity, with any excess charged directly to the income statement.

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

In the statement of cash flows, cash and cash equivalents are shown net of short-term overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

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

An onerous contract provision is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Bank and other borrowings

Bank and other borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortized cost. Finance charges, including the transaction costs and any discount or premium on issue, are charged to the income statement using the effective interest rate method.

Borrowings are classified as non-current when the repayment date is more than 12 months from the period-end date or where they are drawn on a facility with more than 12 months to expiry.

Derivative financial instruments and hedging

Derivatives designated as hedging instruments are accounted for in line with the nature of the hedging arrangement. The Group’s detailed accounting policies with respect to hedging instruments are set out in Note 22. Documentation outlining the measurement and effectiveness of the hedging arrangement is maintained throughout the life of the hedge relationship. Any ineffective element of a hedge arrangement is recognized in financial income or expenses.

Interest arising from currency derivatives and interest rate swaps is taken to financial income or expenses on a net basis over the term of the agreement, unless the accounting treatment for the hedging relationship requires the interest to be taken to reserves.

Foreign exchange gains and losses on currency derivatives are recognized in financial income and expenses unless they form part of effective hedge relationships.

The fair value of derivatives is calculated by discounting the expected future cash flows at prevailing interest rates.

Taxes

Current tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities including interest. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the end of the reporting period.

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

Deferred tax assets are recognized to the extent that it is regarded as probable that the deductible temporary differences can be realized. The recoverability of all deferred tax assets is reassessed at the end of each reporting period.

Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period.

Retirement benefits

Defined contribution plans

Payments to defined contribution schemes are charged to the income statement as they fall due.

Defined benefit plans

Plan assets are measured at fair value and plan liabilities are measured on an actuarial basis, using the projected unit credit method and discounting at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities. The difference between the value of plan assets and liabilities at the period-end date is the amount of surplus or deficit recorded in the statement of financial position as an asset or liability. An asset is recognized when the employer has an unconditional right to use the surplus at some point during the life of the plan or on its wind up. If a refund would be subject to a tax other than income tax, as is the case in the United Kingdom, the asset is recorded at the amount net of tax.

The service cost of providing pension benefits to employees for the year is charged to the income statement. The cost of making improvements to pensions is recognized in the income statement on a straight-line basis over the period during which any increase in benefits vests. To the extent that improvements in benefits vest immediately, the cost is recognized immediately as an expense.

Actuarial gains and losses may result from: differences between the expected return and the actual return on plan assets; differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year; or changes in the actuarial assumptions used in the valuation of the plan liabilities. Actuarial gains and losses, and taxation thereon, are recognized in the Consolidated statement of comprehensive income.

Actuarial valuations are normally carried out every three years and are updated for material transactions and other material changes in circumstances (including changes in market prices and interest rates) up to the end of the reporting period.

Revenue recognition

Revenue is the gross inflow of economic benefits received and receivable by the Group on its own account where those inflows result in increases in equity.

Revenue is derived from the following sources: franchise fees; management fees; owned and leased properties and other revenues which are ancillary to the Group’s operations, including technology fee income.

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

Share-based payments

The cost of equity-settled transactions with employees is measured by reference to fair value at the date at which the right to the shares is granted. Fair value is determined by an external valuer using option pricing models.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which any performance or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

The income statement charge for a period represents the movement in cumulative expense recognized at the beginning and end of that period. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

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

Disposal of non-current assets

The Group recognizes sales proceeds and any related gain or loss on disposal on completion of the sales process. In determining whether the gain or loss should be recorded, the Group considers whether it:

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

The estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are:

•	Trade receivables — a provision for impairment of trade receivables is made on the basis of historical experience and other factors considered relevant by management.

•	Impairment — the Group determines whether goodwill is impaired on an annual basis or more frequently if there are indicators of impairment. Other non-current assets, including property, plant and equipment, are tested for impairment if there are indicators of impairment. Impairment testing requires an estimate of future cash flows and the choice of a suitable discount rate and, in the case of hotels, an assessment of recoverable amount based on comparable market transactions.

•	System Funds — In addition to management or franchise fees, hotels within the IHG system pay cash assessments which are collected by IHG for specific use within the System Funds (the “Funds”). Under the governance of the IAHI, the Owners’ Association, IHG operates the Funds on behalf of hotel owners with the objective of driving revenues for their hotels. The Funds are used to pay for marketing, the Priority Club loyalty program and the global reservation system. The Funds are planned to operate at breakeven with any short-term timing surplus or deficit carried in IHG’s statement of financial position within working capital.

As all Fund assessments are designated for specific purposes and do not result in a profit or loss for the Group, the revenue recognition criteria as outlined in the accounting policy above are not met and therefore the revenue and expenses of the Funds are not included in the Consolidated income statement.

The assets and liabilities relating to the Funds are included in the appropriate headings in the Consolidated statement of financial position because the related legal, but not beneficial, rights and obligations rest with the Group. These assets and liabilities include the Priority Club Rewards liability, short-term timing surpluses and deficits and any receivables and payables related to the Funds.

Further information on the Funds is included in Note 31.

•	Loyalty program — The hotel loyalty program, Priority Club Rewards, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and redeem points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using eventual redemption rates determined by actuarial methods and points values. Actuarial gains and losses on the future redemption liability are borne by the System Funds and any resulting changes in the liability would correspondingly adjust the amount of short-term timing differences held in the Consolidated statement of financial position.

•	Retirement and other post-employment benefits — the cost of defined benefit pension plans and other post-employment benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases.

•	Tax — provisions for tax accruals require judgments on the interpretation of tax legislation, developments in tax case law and the potential outcomes of tax audits and appeals. In addition, deferred tax assets are recognized for unused tax attributes to the extent that it is probable that taxable profit will be available against which they can be utilized. Judgment is required as to the amount that can be recognized based on the likely amount and timing of future taxable profits, taking into account expected tax planning. Deferred tax balances are dependent on management’s expectations regarding the manner and timing of recovery of the related assets.

•	Other — the Group also makes estimates and judgments in the valuation of management and franchise agreements acquired on asset disposals, the valuation of financial assets classified as available-for-sale, the outcome of legal proceedings and claims and in the valuation of share-based payment costs.

New standards and interpretations

The IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements. They have not been adopted early by the Group and will be adopted in accordance with the effective date. The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group’s reported income or net assets in the period of adoption.

IFRS 2	Share-based Payment (Amendment) Effective from January 1, 2010
IFRS 3R	Business Combinations Effective from July 1, 2009
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations (Amendment) Effective from July 1, 2009
IAS 27R	Consolidated and Separate Financial Statements Effective from July 1, 2009
IAS 39	Financial Instruments: Recognition and Measurement (Amendment) Effective from July 1, 2009
IFRIC 17	Distribution of Non-cash Assets to Owners Effective from July 1, 2009

Note: the effective dates are in respect of accounting periods beginning on or after the date shown and so will be effective for the Group from January 1, 2010.

Note 2 — Exchange rates and Segmental information

Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.64 (2008 $1 = £0.55, 2007 $1 = £0.50). In the case of the euro, the translation rate is $1 = €0.72 (2008 $1 = €0.68, 2007 $1 = €0.73).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1 = £0.62 (2008 $1 = £0.69, 2007 $1 = £0.50). In the case of the euro, the translation rate is $1 = €0.69 (2008 $1 = €0.71, 2007 $1 = €0.68).

Segmental information

The management of the Group’s operations excluding Central functions is organized within three geographical regions:

Americas;

Europe, the Middle East and Africa (“EMEA”); and

Asia Pacific.

These, together with Central functions, comprise the Group’s four reportable segments.

The Asia Pacific reportable segment comprises the aggregation of two operating segments, Greater China and Asia Australasia. Central functions include costs of global functions, including technology, sales and marketing, finance, human resources and corporate services; revenue arises principally from technology fee income. Central liabilities include the loyalty program liability and the cumulative short-term System Fund surplus which were allocated to the geographical segments prior to the adoption of IFRS 8.

Each of the geographical regions derives its revenues from either franchising, managing or owning hotels and additional segmental disclosures are provided accordingly.

Management monitors the operating results of the geographical regions and Central functions separately for the purpose of making decisions about resource allocation and performance assessment. Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Consolidated Financial Statements, excluding exceptional items. Group financing and income taxes are managed on a group basis and are not allocated to reportable segments.

Segmental information

Year ended December 31, 2009

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	437	83	11	—	531
Managed	110	119	105	—	334
Owned and leased	225	195	129	—	549
Central	—	—	—	124	124

Total revenue*	772	397	245	124	1,538

Segmental result

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	364	60	5	—	429
Managed	(40)	65	44	—	69
Owned and leased	11	33	30	—	74
Regional and central	(47)	(31)	(27)	(104)	(209)

Reportable segments’ operating profit	288	127	52	(104)	363
Exceptional operating items — (Note 5)	(301)	(22)	(7)	(43)	(373)

Operating loss*	(13)	105	45	(147)	(10)

	Continuing	Discontinued	Group
	($ million)

Reportable segments’ operating profit	363	—	363
Exceptional operating items	(373)	—	(373)

Operating loss	(10)	—	(10)
Net finance costs	(54)	—	(54)

Loss before tax	(64)	—	(64)
Tax	272	—	272

Profit after tax	208	—	208
Gain on disposal of assets, net of tax	—	6	6

Profit for the year	208	6	214

*	Relates to continuing operations.

Year ended December 31, 2009

Assets and liabilities

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Segment assets	970	926	631	196	2,723

Unallocated assets:
Deferred tax receivable					95
Current tax receivable					35
Cash and cash equivalents					40

Total assets					2,893

Segment liabilities	(417)	(236)	(63)	(567)	(1,283)

Unallocated liabilities:
Current tax payable					(194)
Deferred tax payable					(118)
Loans and other borrowings					(1,122)
Derivatives					(20)

Total liabilities					(2,737)

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Capital expenditure(see below)	80	5	14	37	136
Non-cash items:
Onerous management contracts	91	—	—	—	91
Depreciation and amortization(i)	33	29	28	19	109
Impairment losses	189	8	—	—	197

(i)	Included in the $109 million of depreciation and amortization is $29 million relating to administrative expenses and $80 million relating to cost of sales.

Reconciliation of capital expenditure

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Capital expenditure per management reporting	80	5	14	37	136
Timing differences	(45)	1	1	—	(43)

Capital expenditure per the financial statements	35	6	15	37	93

Comprising additions to:
Property, plant and equipment	29	6	9	13	57
Intangible assets	6	—	3	24	33
Investment in associates	—	—	3	—	3

	35	6	15	37	93

Segmental information

Year ended December 31, 2008

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	495	110	18	—	623
Managed	168	168	113	—	449
Owned and leased	300	240	159	—	699
Central	—	—	—	126	126

Total revenue*	963	518	290	126	1,897

Segmental result

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	426	75	8	—	509
Managed	51	95	55	—	201
Owned and leased	55	45	43	—	143
Regional and central	(67)	(44)	(38)	(155)	(304)

Reportable segments’ operating profit	465	171	68	(155)	549
Exceptional operating items — (Note 5)	(99)	(21)	(2)	(10)	(132)

Operating profit*	366	150	66	(165)	417

	Continuing	Discontinued	Group
		($ million)

Reportable segments’ operating profit	549	—	549
Exceptional operating items	(132)	—	(132)

Operating profit	417	—	417
Net finance costs	(101)	—	(101)

Profit before tax	316	—	316
Tax	(59)	—	(59)

Profit after tax	257	—	257
Gain on disposal of assets, net of tax	—	5	5

Profit for the year	257	5	262

*	Relates to continuing operations.

Year ended December 31, 2008

Assets and liabilities

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Segment assets	1,031	957	613	189	2,790
Non-current assets classified as held for sale	209	1	—	—	210

	1,240	958	613	189	3,000

Unallocated assets:
Current tax receivable					36
Cash and cash equivalents					82

Total assets					3,118

Segment liabilities	(429)	(257)	(63)	(508)	(1,257)
Liabilities classified as held for sale	(4)	—	—	—	(4)

	(433)	(257)	(63)	(508)	(1,261)

Unallocated liabilities:
Current tax payable					(374)
Deferred tax payable					(117)
Loans and other borrowings					(1,355)
Derivatives					(10)

Total liabilities					(3,117)

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Capital expenditure(see below)	51	5	13	74	143
Non-cash items:
Depreciation and amortization(i)	31	35	26	20	112
Impairment losses	75	21	—	—	96

(i)	Included in the $112 million of depreciation and amortization is $32 million relating to administrative expenses and $80 million relating to cost of sales.

Central liabilities include the loyalty program liability and the cumulative short-term System Fund surplus which were allocated to the geographical segments prior to the adoption of IFRS 8.

Reconciliation of capital expenditure

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Capital expenditure per management reporting	51	5	13	74	143
Timing differences	—	—	4	—	4
Exchange and other adjustments	(1)	(3)	(2)	2	(4)

Capital expenditure per the financial statements	50	2	15	76	143

Comprising additions to:
Property, plant and equipment	43	2	10	36	91
Intangible assets	7	—	2	40	49
Investment in associates	—	—	3	—	3

	50	2	15	76	143

Segmental information

Year ended December 31, 2007

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	489	81	16	—	586
Managed	156	167	99	—	422
Owned and leased	303	244	145	—	692
Central	—	—	—	117	117

Continuing operations	948	492	260	117	1,817
Discontinued operations — owned and leased	16	17	—	—	33

	964	509	260	117	1,850

Segmental result

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	425	58	6	—	489
Managed	41	87	46	—	174
Owned and leased	54	33	36	—	123
Regional and central	(66)	(44)	(25)	(163)	(298)

Continuing operations	454	134	63	(163)	488
Exceptional operating items	17	21	17	5	60

Operating profit	471	155	80	(158)	548
Discontinued operations — owned and leased	2	1	—	—	3

	473	156	80	(158)	551

	Continuing	Discontinued	Group
	($ million)

Operating profit before exceptional items	488	3	491
Exceptional operating items	60	—	60

Operating profit	548	3	551
Net finance costs	(90)	—	(90)

Profit before tax	458	3	461
Tax	(29)	(1)	(30)

Profit after tax	429	2	431
Gain on disposal of assets, net of tax	—	32	32

Profit for the year	429	34	463

Year ended December 31, 2007

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Continuing operations:
Capital expenditure	52	36	45	46	179
Non-cash items:
Depreciation and amortization(i)	34	35	22	23	114
Reversal of previously recorded impairment	—	—	6	—	6
Discontinued operations:
Capital expenditure	—	1	—	—	1
Non-cash items:
Depreciation and amortization(i)	—	2	—	—	2

(i)	Included in the $116 million of depreciation and amortization is $35 million relating to administrative expenses and $81 million relating to cost of sales.

Geographical information

	Year ended December 31,
	2009	2008	2007
	($ million)

Revenue:
United Kingdom	125	173	164
United States	678	819	808
Rest of World	735	905	878

Total revenue per Consolidated income statement	1,538	1,897	1,850

For the purposes of the above table, hotel revenue is determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue.

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Non-current assets
United Kingdom	389	363
United States	805	758
France	376	368
People’s Republic of China	354	357
Rest of World	313	326

Total	2,237	2,172

For the purposes of the above table, non-current assets comprise property, plant and equipment, goodwill, intangible assets and investments in associates. Non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.

Note 3 —	Staff costs and Directors’ emoluments

Staff

	Year ended December 31,
	2009	2008	2007
	($ million)

Costs:
Wages and salaries	441	549	551
Social security costs	45	55	61
Pension and other post-retirement benefits:
Defined benefit plans	12	8	8
Defined contribution plans	26	30	25

	524	642	645

Average number of employees, including part-time employees:

	Year ended December 31,
	2009	2008	2007
	(Number)

Americas	3,229	3,384	3,602
EMEA	1,712	1,824	2,100
Asia Pacific	1,410	1,470	1,514
Central	1,205	1,271	1,150

	7,556	7,949	8,366

The costs of the above employees are borne by IHG. In addition, the Group employs 4,561 (2008 4,353, 2007 4,003) people who work in managed hotels or directly on behalf of the System Funds and whose costs of $267 million (2008 $272 million, 2007 $247 million) are borne by those hotels or by the Funds.

Retirement benefits

Retirement and death in service benefits are provided for eligible Group employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan. The plan, which is funded and HM Revenue & Customs registered, covers approximately 460 (2008 460, 2007 440) employees, of which 150 (2008 170, 2007 200) are in the defined benefit section which provides pensions based on final salaries and 310 (2008 290, 2007 240) are in the defined contribution section. The defined benefit section of the plan closed to new entrants during 2002 with new members provided with defined contribution arrangements. The assets of the plan are held in self-administered trust funds separate from the Group’s assets. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime allowance. The Group also maintains the following US-based defined benefit plans; the funded InterContinental Hotels Pension Plan, unfunded InterContinental Hotels non-qualified pension plans and post-employment benefits schemes. These plans are now closed to new members. The Group also operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.

In respect of the defined benefit plans, the amounts recognized in the Consolidated income statement, in administrative expenses, are:

	Pension plans						Post- employment
	UK			US and other			benefits			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	($ million)

Current service costs	7	9	10	1	1	—	—	—	—	8	10	10
Interest cost on benefit obligation	22	30	30	10	10	10	1	1	1	33	41	41
Expected return on plan assets	(21)	(32)	(34)	(8)	(11)	(9)	—	—	—	(29)	(43)	(43)

Operating profit before exceptional items	8	7	6	3	—	1	1	1	1	12	8	8
Exceptional items	11	—	—	—	—	—	—	—	—	11	—	—

	19	7	6	3	—	1	1	1	1	23	8	8

On January 23, 2009, approval was given for the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension provider. The payments, comprising lump sum amounts of £5.9 million and additional contributions of £4.3 million, were made by the Group on January 23, 2009. The transfer values subsequently paid by the plan were £45 million and the corresponding IAS19 liability extinguished was £38 million. The settlement loss arising of £7 million (being the $11 million exceptional item above), together with the lump sum payment and costs of arrangement, has been charged to the Consolidated income statement as an exceptional item (see Note 5).

The amounts recognized in the Consolidated statement of comprehensive income are:

	Pension plans						Post-employment
	UK			US and other			benefits			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	($ million)

Actual return on plan assets	7	(25)	28	22	(27)	9	—	—	—	29	(52)	37
Less: expected return on plan assets	(21)	(32)	(34)	(8)	(11)	(9)	—	—	—	(29)	(43)	(43)

	(14)	(57)	(6)	14	(38)	—	—	—	—	—	(95)	(6)
Other actuarial (losses)/gains	(44)	55	31	(13)	3	—	(1)	1	—	(58)	59	31

Total actuarial (losses)/gains	(58)	(2)	25	1	(35)	—	(1)	1	—	(58)	(36)	25
Movement in asset restriction*	21	(14)	(17)	—	—	—	—	—	—	21	(14)	(17)

	(37)	(16)	8	1	(35)	—	(1)	1	—	(37)	(50)	8

*	Relates to tax that would be deducted at source in respect of a refund of the surplus.

The assets and liabilities of the schemes and the amounts recognized in the Consolidated statement of financial position are:

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
	2009	2008	2009	2008	2009	2008	2009	2008
	($ million)

Schemes in surplus
Fair value of plan assets	426	437	16	16	—	—	442	453
Present value of benefit obligations	(414)	(377)	(12)	(13)	—	—	(426)	(390)

Surplus in schemes	12	60	4	3	—	—	16	63
Asset restriction*	(4)	(23)	—	—	—	—	(4)	(23)

Retirement benefit assets	8	37	4	3	—	—	12	40

Schemes in deficit
Fair value of plan assets	—	—	110	96	—	—	110	96
Present value of benefit obligations	(47)	(34)	(185)	(172)	(20)	(19)	(252)	(225)

Retirement benefit obligations	(47)	(34)	(75)	(76)	(20)	(19)	(142)	(129)

Total fair value of plan assets	426	437	126	112	—	—	552	549

Total present value of benefit obligations	(461)	(411)	(197)	(185)	(20)	(19)	(678)	(615)

*	Relates to tax that would be deducted at source in respect of a refund of the surplus.

The “US and other” surplus of $4 million (2008 $3 million) relates to a defined benefit pension scheme in Hong Kong. Included within the “US and other” deficit is $1 million (2008 $1 million) relating to a defined benefit pension plan in the Netherlands.

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligation are:

	Pension plans						Post-employment
	UK			US			benefits
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(%)

Wages and salaries increases	5.1	4.5	4.9	—	—	—	4.0	4.0	4.0
Pensions increases	3.6	3.0	3.4	—	—	—	—	—	—
Discount rate	5.7	5.6	5.5	5.7	6.2	5.8	5.7	6.2	5.8
Inflation rate	3.6	3.0	3.4	—	—	—	—	—	—
Healthcare cost trend rate assumed for next year							9.0	9.5	10.0
Ultimate rate that the cost trend rate trends to							5.0	5.0	5.0

Mortality is the most significant demographic assumption. In respect of the UK plans, the specific mortality rates used are in line with the PA92 medium cohort tables, with age rated down by one year, implying the following life expectancies at retirement. In the US, life expectancy is determined by reference to the RP-2000 healthy tables.

	Pension plans
	UK			US
	2009	2008	2007	2009	2008	2007
	(Years)

Current pensioners at 65 — male(i)	23	23	23	18	18	18
Current pensioners at 65 — female(i)	26	26	26	21	20	20
Future pensioners at 65 — male(ii)	24	24	24	18	18	18
Future pensioners at 65 — female(ii)	27	27	27	21	20	20

(i)	Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.

(ii)	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2029.

The assumptions allow for expected increases in longevity.

Sensitivities

The value of scheme assets is sensitive to market conditions, particularly equity values. Changes in assumptions used for determining retirement benefit costs and obligations may have a material impact on the income statement and the statement of financial position. The main assumptions are the discount rate, the rate of inflation and the assumed mortality rate. The following table provides an estimate of the potential impact of each of these variables on the principal pension plans.

	UK		US
	Higher/	Increase/	Higher/	Increase/
	(lower)	(decrease)	(lower)	(decrease)
	pension cost	in liabilities	pension cost	in liabilities
	($ million)

Discount rate — 0.25% decrease	0.6	23.3	—	5.2
Discount rate — 0.25% increase	(0.5)	(22.2)	—	(5.0)
Inflation rate — 0.25% increase	1.6	20.7	—	—
Inflation rate — 0.25% decrease	(1.3)	(19.8)	—	—
Mortality rate — one year increase	0.8	9.2	—	6.6

In 2018, the healthcare cost trend rate reaches the assumed ultimate rate. A one percentage point increase/(decrease) in assumed healthcare costs trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2009, by approximately $1.6 million (2008 $1.7 million, 2007 $1.9 million) and would increase/(decrease) the total of the service and interest cost components of net post-employment healthcare cost for the period then ended by approximately $0.1 million (2008 $0.1 million, 2007 $0.1 million).

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
	2009	2008	2009	2008	2009	2008	2009	2008
				($ million)

Movement in benefit obligation
Benefit obligation at beginning of year	411	597	185	184	19	20	615	801
Current service cost	7	9	1	1	—	—	8	10
Members’ contributions	1	1	—	—	—	—	1	1
Interest expense	22	30	10	10	1	1	33	41
Benefits paid	(12)	(12)	(13)	(12)	(1)	(1)	(26)	(25)
Enhanced pension transfer	(59)	—	—	—	—	—	(59)	—
Reclassification*	—	—	—	5	—	—	—	5
Actuarial loss/(gain) arising in the year	44	(55)	13	(3)	1	(1)	58	(59)
Exchange adjustments	47	(159)	1	—	—	—	48	(159)

Benefit obligation at end of year	461	411	197	185	20	19	678	615

Comprising:
Funded plans	414	377	151	141	—	—	565	518
Unfunded plans	47	34	46	44	20	19	113	97

	461	411	197	185	20	19	678	615

*	Relates to the recognition of the gross assets and obligations of the Netherlands pension scheme.

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
	2009	2008	2009	2008	2009	2008	2009	2008
	($ million)

Movement in plan assets
Fair value of plan assets at beginning of year	437	611	112	144	—	—	549	755
Company contributions	16	30	4	3	1	1	21	34
Members’ contributions	1	1	—	—	—	—	1	1
Benefits paid	(12)	(12)	(13)	(12)	(1)	(1)	(26)	(25)
Enhanced pension transfer	(70)	—	—	—	—	—	(70)	—
Reclassification*	—	—	—	4	—	—	—	4
Expected return on plan assets	21	32	8	11	—	—	29	43
Actuarial (loss)/gain arising in the year	(14)	(57)	14	(38)	—	—	—	(95)
Exchange adjustments	47	(168)	1	—	—	—	48	(168)

Fair value of plan assets at end of year	426	437	126	112	—	—	552	549

*	Relates to the recognition of the gross assets and obligations of the Netherlands pension scheme.

The most recent actuarial valuation of the InterContinental Hotels UK Pension Plan was carried out as at March 31, 2006 and showed a deficit of £81 million on a funding basis. Under the recovery plan agreed with the trustees at that time, the Group aims to eliminate this deficit by March 2014 through additional Company contributions and projected investment returns. Of the agreed contributions of £40 million, three payments of £10 million were made in prior years and the final commitment of £10 million is being met through the funding of the enhanced pension transfer arrangements detailed above. The next actuarial valuation due as at March 31, 2009 is currently in progress.

Company contributions are expected to be $13 million in 2010.

The combined assets of the principal plans and expected rate of return are:

	2009		2008		2007
	Long-term		Long-term		Long-term
	rate of		rate of		rate of
	return		return		return
	expected	Value	expected	Value	expected	Value
	(%)	($ million)	(%)	($ million)	(%)	($ million)

UK pension plans
Liability matching investment funds	4.8	196	3.9	192	—	—
Equities	9.2	77	7.9	87	7.9	219
Bonds	4.8	64	3.9	140	4.8	360
Cash	4.8	55	3.9	4	—	—
Other	9.2	34	7.9	14	7.9	32

Total market value of assets		426		437		611

US pension plans
Equities	9.5	63	9.5	55	9.5	77
Fixed income	5.5	42	5.5	37	5.5	52

Total market value of assets		105		92		129

The expected rate of return on assets has been determined following advice from the plans’ independent actuaries and is based on the expected return on each asset class together with consideration of the long-term asset strategy.

History of experience gains and losses

	2009	2008	2007	2006	2005
	($ million)

UK pension plans
Fair value of plan assets	426	437	611	527	431
Present value of benefit obligations	(461)	(411)	(597)	(585)	(473)

(Deficit)/surplus in the plans	(35)	26	14	(58)	(42)
Experience adjustments arising on plan liabilities	(44)	55	31	(22)	(122)
Experience adjustments arising on plan assets	(14)	(57)	(6)	13	86

	2009	2008	2007	2006	2005
	($ million)

US and other pension plans
Fair value of plan assets	126	112	144	111	106
Present value of benefit obligations	(197)	(185)	(184)	(175)	(176)

Deficit in the plans	(71)	(73)	(40)	(64)	(70)
Experience adjustments arising on plan liabilities	(13)	3	—	—	(5)
Experience adjustments arising on plan assets	14	(38)	—	4	(2)

	2009	2008	2007	2006	2005
	($ million)

US post-employment benefits
Present value of benefit obligations	(20)	(19)	(20)	(19)	(20)
Experience adjustments arising on plan liabilities	(1)	1	—	1	1

The cumulative amount of net actuarial losses recognized since January 1, 2004 in the Consolidated statement of comprehensive income is $208 million (2008 $150 million, 2007 $114 million). The Group is unable to determine how much of the pension scheme deficit recognized on transition to IFRS of $298 million and taken directly to total equity is attributable to actuarial gains and losses since inception of the schemes. Therefore, the Group is unable to determine the amount of actuarial gains and losses that would have been recognized in the Consolidated statement of comprehensive income before January 1, 2004.

Policy on remuneration of Executive Directors and senior executives

Remuneration policy and structure

IHG’s overall remuneration is intended to:

•	attract and retain high-quality executives in an environment where compensation levels are based on global market practice;

•	drive aligned focus of the senior executive team and reward the achievement of business targets and key strategic objectives;

•	align rewards of executives with returns to shareholders;

•	support equitable treatment between members of the same executive team; and

•	facilitate global assignments and relocation.

The Remuneration Committee believes that it is important to reward management, including the Executive Directors, for targets achieved, provided those targets are stretching and aligned with shareholders’ interests.

IHG’s remuneration structure for senior executives places a strong emphasis on performance-related reward. The individual elements are designed to provide the appropriate balance between fixed remuneration and variable ‘risk’ reward, linked to both the performance of the Group and the achievements of the individual. Approximately two-thirds of variable reward is delivered in the form of shares, to enhance alignment with shareholders.

In reaching its decisions, the Remuneration Committee takes into account a number of factors, including the relationship between remuneration and risk, strategic direction and affordability. Performance-related measures are chosen carefully to ensure a strong link between reward and underlying financial performance, and emphasis is placed on achievement of key strategic priorities.

The normal policy for all Executive Directors and Executive Committee members is that, using ‘target’ or ‘expected value’ calculations, their performance-related incentives will equate to approximately 70% of total annual remuneration (excluding pensions and benefits).

The Company recognizes that its Executive Directors may be invited to become Non-Executive Directors of other companies and that such duties can broaden experience and knowledge, and benefit the Company. Executive Directors are, therefore, permitted to accept one non-executive appointment (in addition to any positions where the Director is appointed as the Group’s representative), subject to Board approval, as long as this is not, in the reasonable opinion of the Board, likely to lead to a conflict of interest. Executive Directors are generally authorized to retain the fees received. Current Executive Directors hold no Non-Executive Directorships of other companies.

Summarized below are the individual elements of remuneration provided to Executive Directors and other Executive Committee members and the purpose of each element.

Element	Maximum value	Purpose and alignment with strategy

Base Salary (cash)	n/a	To recognize market value of role and the individual’s skill, performance and experience
Annual Bonus (cash)	100% of base salary(1)	To drive and reward annual performance of individuals and teams on both financial and non-financial metrics, and to align employee objectives with those of the Group
Deferred Annual Bonus (shares)	100% of base salary(1)	To align short-term and long-term reward with returns to shareholders
Long Term Incentive Plan (shares)	205% of base salary(2)	To drive and reward delivery of sustained long-term earnings per share (“EPS”) and total shareholder return (“TSR”) performance, aligned with the interests of shareholders
Pension and benefits (varied)	n/a	To provide a competitive level of benefits, providing short-term protection and long-term savings opportunities

(1)	Combined Annual Bonus award (cash and shares) is subject to a maximum cap of 175% of base salary in 2010.

(2)	Until 2009, maximum awards were normally granted at 270% of salary. In 2009 and 2010, maximum awards were reduced to 205% of base salary.

The Remuneration Committee also reviews the balance of fixed and variable remuneration provided to the wider management population, to ensure these ratios are appropriate, given the relativities to the Executive Directors and to market practice.

Base salary and benefits

The salary for each Executive Director is reviewed annually and is based on both individual performance and on relevant competitive market data. Internal relativities and salary levels in the wider employment market are also taken into account. Base salary is the only element of remuneration which is pensionable. In addition, benefits are provided to Executive Directors in accordance with local market practice.

In assessing levels of pay and benefits, IHG analyzes those offered by different groups of comparator companies. These groups are chosen having regard to participants’:

•	size — market capitalization, turnover, profits and the number of people employed;

•	diversity and complexity of business;

•	geographical spread of business; and

•	relevance to the hotel industry.

In reaching its decisions, the Remuneration Committee also considers the remuneration levels and approaches provided to the wider IHG workforce.

Executive Directors’ salaries are shown in the table below:

	2010 salary	2009 salary

Andrew Cosslett	£826,000	£802,000
Richard Solomons	£523,000	£510,000

Annual Bonus Plan (“ABP”)

Structure in 2009

Awards under the ABP require the achievement of challenging performance goals before target bonus is payable.

The maximum bonus an Executive Director or Executive Committee member can receive in any one year is 200% of salary. Achievement of target performance results in a bonus of 115% of salary. Half of any bonus earned is compulsorily deferred in the form of shares for three years. No matching shares are awarded by the Company.

For 2009, awards under the ABP were linked to individual performance (30% of total award) and earnings before interest and tax (“EBIT”) (70% of total award). In order to increase focus on cost savings and margins, net annual rooms additions was removed as an ABP performance measure for 2009 as outlined in last year’s Form 20-F. Individual performance was measured by the achievement of specific key performance objectives (“KPO”) that are linked directly to the Group’s strategic priorities, and an assessment of performance against leadership competencies and behaviors.

The individual performance measures comprise several factors linked to strategic objectives, a selection of which is set out in the table below:

Individual performance measures	Example KPOs

Financial returns	• Total gross revenue and system contribution revenue
Our people	• Annual employee engagement scores
Guest experience	• Relaunch of Holiday Inn
• Global RevPAR growth and RevPAR growth ahead of market
Responsible business	• Tracking of reduced water, waste and energy consumption

Each year, specific quantitative targets against individual performance measures are set for each Executive Director and Executive Committee member, as relevant to their role. Performance against these measures is reviewed at the end of each year to determine bonus outcomes.

In 2009, under the financial measure (EBIT), threshold payout was 90% of target performance, with maximum payout at 110% or more of target. Payout for individual performance would be reduced by half if EBIT performance was below threshold. In addition, no annual bonus would be payable on any measure if EBIT performance was lower than 85% of target.

Outcomes in 2009

The following table shows the performance in 2009 against KPOs.

		Payout as % of salary
Measure	Key performance indicator	Target	Max(2)	Actual

Financial (70%)	EBIT	80.5	161	Zero
Individual (30%)	OPR(1) - Andrew Cosslett	34.5	69	Zero
Individual (30%)	OPR(1) - Richard Solomons	34.5	69	Zero

(1)	Overall Performance Rating for individual performance.

(2)	Combined EBIT and OPR payout, subject to a maximum of 200% of base salary.

Structure in 2010

The Annual Bonus structure remains largely unchanged in 2010 with awards under the ABP continuing to require the achievement of challenging performance goals before target bonus is payable.

However, reflecting the increased focus on cost control and the continued challenging market conditions, the maximum bonus opportunity for the Executive Directors will be capped at 175% of salary (previously 200%) for 2010 only. In addition, the stretch EBIT target for maximum bonus payment will be increased to 120% of budget for 2010, from 110% in previous years.

As with previous years, the achievement of target performance will result in a bonus of 115% of salary. Half of any bonus earned will be deferred in the form of shares for three years.

Long Term Incentive Plan (“LTIP”)

The LTIP allows Executive Directors and eligible management employees to receive share awards, subject to the achievement of performance conditions set by the Remuneration Committee, normally measured over a three-year period. Awards are made annually and, other than in exceptional circumstances, will not exceed three times annual salary for Executive Directors.

Structure for 2009/2011 cycle

Prior to 2009, awards to Executive Directors were normally made at the level of 270% of salary. In light of the cost-constrained environment in which IHG currently operates, awards for 2009 were made at 205% of salary.

The performance conditions for the cycle are:

•	IHG’s TSR relative to the Dow Jones World Hotels index (two-thirds of the award); and

•	growth in adjusted EPS over the period (one-third of the award).

Awards under the LTIP lapse if performance conditions are not met — there is no re-testing.

Performance conditions for all outstanding awards are shown in the table on page F-36.

Structure for 2010/2012 cycle

The LTIP structure remains relatively consistent for the 2010/2012 cycle, with the reduced award level for 2009 maintained. Performance conditions will remain TSR relative to the Dow Jones World Hotels index and growth in adjusted EPS over the period. However, these two measures will be equally weighted for this cycle.

In setting the performance targets, the Remuneration Committee has taken into account a range of factors, including IHG’s strategic plans, analysts’ expectations for IHG’s performance and for the industry as a whole, the historical performance of the industry and FTSE 100 market practice. The targets selected are shown in the table below.

			Required TSR
	Percentage of award		relative to Dow Jones
Performance	vesting	Required EPS growth	World Hotels index
Threshold	20%	5% per annum	Match index
Maximum	100%	15% per annum	Index + 8% per annum

EPS performance henceforth will be measured on a constant tax rate across the cycle due to the impact that short-term fluctuations in tax rates have on vesting outcomes. Optimization of tax rates remains a key area of focus for relevant management.

Outcomes in 2009 and progress on all current LTIP cycles

The specific vesting arrangements for all conditional LTIP awards made between 2007 and 2009 are set out in the following table:

					Outcome/
	Threshold	Maximum	Threshold(1)	Maximum(1)	current
Performance measure	performance	performance	vesting	vesting	position
2007/2009 LTIP cycle
TSR	5th place in relative comparator group	1st place in relative comparator group	20%	100%	4th place in relative comparator group
EPS	Growth of 10% per annum	Growth of 20% per annum or more	20%	100%	Growth of 15.2% per annum
Total Vesting					46% of maximum award
2008/2010 LTIP cycle(2)
TSR	Growth equal to the index	Growth exceeds the index by 8% or more	20%	100%	Growth outperformance of 12.4%
EPS	Growth of 6% per annum	Growth of 16% per annum or more	20%	100%	Growth of 16.4% per annum
2009/2011 LTIP cycle(3)
TSR	Growth equal to the index	Growth exceeds the index by 8% or more	20%	100%	Growth outperformance of 17.2%
EPS	Growth of 0% per annum	Growth of 10% per annum or more	0%	100%	Growth of -1.4% per annum

(1)	Vesting between threshold and maximum occurs on a straight-line basis.

(2)	Two years of cycle completed.

(3)	One year of cycle completed.

Shareholding policy

Share ownership

The Remuneration Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individual’s personal interests and those of the shareholders. Executive Directors are expected to hold twice their base salary in shares, or three times in the case of the Chief Executive. Executives are expected to hold all shares earned (net of any share sales required to meet personal tax liabilities) until their shareholding requirement is achieved.

Executive share options

Since 2006, executive share options have not formed part of the Company’s remuneration structure. Details of prior share option grants are given in the table on page F-42.

Share capital

No awards or grants over shares were made during 2009 that would be dilutive of the Company’s ordinary share capital. Current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market. A number of options granted up to 2005 are yet to be exercised and will be settled with the issue of new shares.

The following table shows the guideline and actual shareholdings of the Executive Directors.

	Guideline	Actual shareholding
	shareholding	at Dec 31, 2009
Executive	as % of salary	as % of salary(1)

Andrew Cosslett	300	468
Richard Solomons	200	565

(1)	Based on share price of 893 pence per share as at December 31, 2009.

Policy regarding pensions

Andrew Cosslett, Richard Solomons and other senior UK-based employees participate on the same basis in the executive section of the registered defined benefit InterContinental Hotels UK Pension Plan and, if appropriate, the InterContinental Executive Top-Up Scheme. The latter is an unfunded arrangement, but with appropriate security provided via a fixed charge on a hotel asset. As an alternative to these unfunded arrangements, a cash allowance may be taken. This Plan is now closed to new entrants.

Senior US-based executives participate in US retirement benefits plans. Executives outside the UK and US participate in the InterContinental Hotels Group International Savings and Retirement Plan or other local plans.

Non-Executive Directors’ pay policy and structure

Non-Executive Directors are paid a fee which is approved by the Board, having taken account of the fees paid in other companies of a similar complexity. Higher fees are payable to the Senior Independent Director who chairs the Audit Committee and to the Chairman of the Remuneration Committee, reflecting the additional responsibilities of these roles. In February 2009, a Corporate Responsibility Committee was established. Jennifer Laing was appointed Chairman of this Committee on March 1, 2009. Her fee was consequently increased pro rata by £10,000 per annum in recognition of these additional duties.

In light of the challenging external environment and consistent with the Executive salary freeze in 2009, the scheduled review of Non-Executive Directors’ fees was postponed by an additional year. Thus, Non-Executive Directors’ fees were reviewed in the final quarter of 2009 and an increase of 2% for the Chairman and 5% for the Non-Executive Directors was agreed by the Board to be effective from January 1, 2010. Non-Executive Directors’ fees were last increased in 2007.

Non-Executive Directors’ fee levels have been typically reviewed every two years. In view of prevailing market practice, this has been moved to an annual review in 2010.

The following table sets out the change in annual fee rates from 2009 to 2010 for the Non-Executive Directors.

		Fees at	Fees at
	Role	Jan 1, 2010	Dec 31, 2009

David Webster	Chairman	£398,000	£390,000
David Kappler	Senior Independent Director & Chairman of Audit Committee	£99,750	£95,000
Ralph Kugler	Chairman of Remuneration Committee	£84,000	£80,000
Jennifer Laing	Chairman of Corporate Responsibility Committee (from March 1, 2009)	£73,500	£70,000
Others	Non-Executive Directors	£63,000	£60,000

Service contracts

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

Non-Executive Directors have letters of appointment. David Webster’s appointment as Non-Executive Chairman, effective from January 1, 2004, is subject to six months’ notice. The dates of appointment of the other Non-Executive Directors are set out on page 55. All Directors’ appointments and subsequent reappointments are subject to election and re-election by shareholders.

Biographies of each of the Directors and their main responsibilities can be found on page 56.

Directors’ contracts

	Contract
	effective date	Notice period

Andrew Cosslett	02.03.05	12 months
Richard Solomons	04.15.03	12 months

Both of the Executive Directors signed a letter of appointment, effective from completion of the June 2005 capital reorganization of the Group, incorporating the same terms as their original service agreements.

Audited information on Directors’ emoluments

Directors’ remuneration in 2009

The following table sets out the remuneration paid or payable to the Directors in respect of the year to December 31, 2009:

	Base salaries						Total emoluments
	and fees		Performance payments(1)		Benefits(2)		excluding pensions
	2009	2008	2009	2008	2009	2008	2009	2008
	(£ thousand)

Executive Directors
Andrew Cosslett(3)	802	787	—	495	25	25	827	1,307
Stevan Porter(4)	—	503	—	593	—	5	—	1,101
Richard Solomons(3)	512	561	—	401	19	18	531	980
Non-Executive Directors
David Webster	390	390	—	—	—	2	390	392
David Kappler	95	95	—	—	—	—	95	95
Ralph Kugler(5)	80	72	—	—	—	—	80	72
Jennifer Laing(6)	68	60	—	—	—	—	68	60
Robert C Larson(7)	—	60	—	—	—	—	—	60
Jonathan Linen	60	60	—	—	—	—	60	60
Sir David Prosser(8)	—	33	—	—	—	—	—	33
Ying Yeh	60	60	—	—	—	—	60	60
Former Directors(9)	—	—	—	—	1	1	1	1

Total	2,067	2,681	—	1,489	45	51	2,112	4,221

(1)	Performance payments comprise cash payments in respect of participation in the ABP but exclude bonus payments in deferred shares, details of which are set out in the ABP table on page F-40.

(2)	Benefits incorporate all tax assessable benefits arising from the individual’s employment. For Messrs Cosslett and Solomons, this relates in the main to the provision of a fully expensed company car and private healthcare cover.

(3)	2008 salaries for Andrew Cosslett and Richard Solomons reflect a salary increase effective April 1, 2008. They did not receive an increase in 2009. Richard Solomons also received a pro rata salary supplement of £10,000 per month from July 1, 2008 to January 7, 2009 reflecting his additional duties as interim President of the Americas region.

(4)	Stevan Porter passed away on August 7, 2008.

(5)	Ralph Kugler’s fee was increased, pro rata, from June 1, 2008 when he became Chairman of the Remuneration Committee.

(6)	Jennifer Laing’s fee was increased, pro rata, from March 1, 2009 when she became Chairman of the Corporate Responsibility Committee.

(7)	Robert Larson retired as a Director on December 31, 2008.

(8)	Sir David Prosser retired as a Director and Chairman of the Remuneration Committee on May 31, 2008.

(9)	Sir Ian Prosser retired as a Director on December 31, 2003. However, he had an ongoing healthcare benefit of £1,150 during the year.

Directors’ pension benefits

The following information relates to the pension arrangements provided for Messrs Cosslett and Solomons under the executive section of the InterContinental Hotels UK Pension Plan (“IC Plan”) and the unfunded InterContinental Executive Top-Up Scheme (“ICETUS”).

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

The following table sets out the pension benefits of the Executive Directors.

Increase in
					transfer value	Absolute		Accrued
		Directors’	Transfer value of		over the year,	increase in	Increase	pension at
		contributions	accrued benefits		less Directors’	accrued	in accrued	Dec 31,
	Age at	in the year(1)	Jan 1, 2009	Dec 31, 2009	contributions	pension(2)	pension(3)	2009(4)
Directors	Dec 31, 2009	(£)	(£)	(£)	(£)	(£ pa)	(£ pa)	(£ pa)

Andrew Cosslett	54	39,400	2,028,600	2,574,100	506,100	28,600	28,600	131,200
Richard Solomons	48	25,100	3,430,800	3,934,700	478,800	20,400	20,400	217,700

(1)	Contributions paid in the year by the Directors under the terms of the plans. Contributions were 5% of full pensionable salary.

(2)	The absolute increase in accrued pension during the year.

(3)	The increase in accrued pension during the year, excluding any increase for inflation.

(4)	Accrued pension is that which would be paid annually on retirement at 60, based on service to December 31, 2009.

Annual Bonus Plan deferred share awards

Messrs Cosslett and Solomons participated in the ABP during the year ended December 31, 2009. However, no annual bonus is payable for this period. No matching shares are provided on awards. Directors’ pre-tax interests during the year were as follows:

								ABP shares						Value
								vested						based on
								during						share
	Financial year			ABP awards			Market	the year		Market		ABP		price of
	on which			during			price	Jan 1, 2009		price		awards		893 pence
	performance	ABP awards		the year			per share	to		per share	Value	held at	Planned	at Dec 31,
	is based for	held at		Jan 1, 2009		Award	at award	Dec 31,	Vesting	at vesting	at vesting	Dec 31,	vesting	2009
Directors	award	Jan 1, 2009		to Dec 31, 2009		date	(pence)	2009	date	(pence)	(£)	2009	date	(£)

Andrew Cosslett	2005	28,878	(1)			3.8.06	853.67	28,878	3.9.09	443.93	128,198
	2006	55,870	(2)			2.26.07	1235					55,870	2.26.10	498,919
	2007	71,287	(3)			2.25.08	819.67					71,287	2.25.11	636,593
	2008			104,652	(4)	2.23.09	472.67					104,652	2.23.12	934,542

Total		156,035		104,652								231,809		2,070,054

Richard Solomons	2005	18,459	(1)			3.8.06	853.67	18,459	3.9.09	443.93	81,945
	2006	35,757	(2)			2.26.07	1235					35,757	2.26.10	319,310
	2007	45,634	(3)			2.25.08	819.67					45,634	2.25.11	407,512
	2008			66,549	(4)	2.23.09	472.67					66,549	2.23.12	594,283

Total		99,850		66,549								147,940		1,321,105

(1)	This award was based on EPS, EBIT and individual performance measures. Total shares held include matching shares.

(2)	This award was based on EPS and EBIT measures. Total shares held include matching shares.

(3)	This award was based on Group EBIT and net annual rooms additions measures. Total shares held include matching shares.

(4)	This award was based on Group EBIT, net annual rooms additions and individual performance measures. The bonus target was 57.5% of base salary. Both Executive Directors were awarded 20.52% for Group EBIT performance, 10.97% for net annual rooms additions and 30.19% for individual performance, resulting in a total deferred shares bonus of 61.68% of base salary. No matching shares were awarded.

Long Term Incentive Plan awards

The awards made in respect of cycles ending on December 31, 2008, 2009, 2010 and 2011 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are set out in the table below. In respect of the cycle ending December 31, 2008, 86.7% of the award vested on February 18, 2009. In respect of the cycle ending on December 31, 2009, the Company finished in fourth place in the TSR group and achieved 15.2% per annum adjusted EPS growth. Accordingly, 46% of the award vested on February 17, 2010.

													Maximum
				Maximum									value
				LTIP shares			LTIP shares						based on
	End of year			awarded			vested						share
	to which			during		Market	during		Market			Maximum	price of
	performance		Maximum	the year		price	the year		price		Actual/	LTIP awards	893 pence
	is based		LTIP awards	Jan 1, 2009		per share	Jan 1, 2009 to		per share	Value	planned	held at	at Dec 31,
	for award		held at	to Dec 31,	Award	at award	Dec 31,		at vesting	at vesting	vesting	Dec 31,	2009
Directors	(Dec 31,)		Jan 1, 2009	2009	date	(pence)	2009		(pence)	(£)	date	2009	(£)

Andrew Cosslett	2008		200,740		4.3.06	941.5	174,041	(1)	481.25	837,572	2.18.09
	2009	(2)	159,506		4.2.07	1256					2.17.10	159,506	1,424,389
	2010	(2)	253,559		5.19.08	854					2.16.11	253,559	2,264,282
	2011	(2)		272,201	4.3.09	604					2.15.12	272,201	2,430,755

Total			613,805	272,201								685,266	6,119,426

Richard Solomons	2008		128,470		4.3.06	941.5	111,383	(1)	481.25	536,031	2.18.09
	2009	(2)	102,109		4.2.07	1256					2.17.10	102,109	911,833
	2010	(2)	161,241		5.19.08	854					2.16.11	161,241	1,439,882
	2011	(2)		173,096	4.3.09	604					2.15.12	173,096	1,545,747

Total			391,820	173,096								436,446	3,897,462

(1)	This award was based on performance to December 31, 2008 where the performance measure related to both the Company’s TSR against a group of eight other comparator companies and cumulative annual growth rate (“CAGR”) of rooms in the IHG system relative to a group of eight other comparator companies. The number of shares released was graded, according to a) where the Company finished in the TSR comparator group, with 50% of the award being released for first or second position and 10% of the award being released for median position; and b) relative CAGR of rooms, with 50% of the award being released for 3.9% (upper quartile) CAGR and 10% of the award being released for 3.3% (median) CAGR. The Company finished in third place in the TSR group and achieved a relative CAGR of 4.9%. Accordingly, 86.7% of the award vested on February 18, 2009.

(2)	All details of performance conditions in relation to these awards are provided on page F-35 and F-36.

Share options

Between 2003 and 2005, grants of options were made under the IHG Executive Share Option Plan. No executive share options have been granted since 2005. In 2003, a grant of options was made under the IHG all-employee Sharesave Plan.

	Ordinary shares under option							Weighted
					Share			average
	Options held		Lapsed	Exercised	price on	Options		option	Option
	at Jan 1,		during	during	date of	held at		price	price
Directors	2009		the year	the year	exercise (pence)	Dec 31, 2009		(pence)	(pence)

Andrew Cosslett	157,300	(1)		157,300	901.89				619.83

Total	157,300		—	157,300		—		—

Richard Solomons	230,320	(2)				230,320	(2)		494.17
	100,550	(1)				100,550	(1)		619.83
	3,769	(3)		3,769	466.75				420.50

Total	334,639		—	3,769		330,870		532.36

(1)	Executive share options granted in 2005 became exercisable in April 2008 up to April 2015.

(2)	Executive share options granted in 2004 became exercisable in April 2007 up to April 2014.

(3)	Sharesave options granted in 2003. These were exercisable between March and August 2009.

Option prices during the year ranged from 420.50 pence to 619.83 pence per IHG share. The closing market value share price on December 31, 2009 was 893.00 pence and the range during the year was 446.00 pence to 903.50 pence per share.

The gain made by Directors in aggregate on the exercise of options during the year was £437,732 (2008 £nil).

Note 4 —	Auditor’s remuneration paid to Ernst & Young LLP

	Year ended December 31,
	2009	2008	2007
	($ million)

Group audit fees	1.8	1.7	2.8
Audit fees in respect of subsidiaries	2.1	1.5	2.6
Tax fees	1.7	1.0	0.8
Interim review fees	0.3	0.4	0.4
Other services pursuant to legislation	0.3	0.1	0.2
Other	1.5	2.8	2.4

	7.7	7.5	9.2

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

Note 5 —	Exceptional items

	Year ended December 31,
	2009	2008	2007
	($ million)

Continuing operations
Exceptional operating items:
Cost of sales:
Onerous management contracts(i)	(91)	—	—

Administrative expenses:
Holiday Inn brand relaunch(ii)	(19)	(35)	—
Reorganization and related costs(iii)	(43)	(24)	(14)
Enhanced pension transfer(iv)	(21)	—	—

	(83)	(59)	(14)

Other operating income and expenses:
Gain on sale of associate investments	—	13	22
Gain on sale of other financial assets	—	14	36
Loss on disposal of hotels (Note 11)*	(2)	(2)	—
Reorganization and related costs(iii)	—	—	12

	(2)	25	70

Depreciation and amortization:
Reorganization and related costs(iii)	—	(2)	(2)

Impairment:
Property, plant and equipment (Note 10)	(28)	(12)	6
Assets held for sale (Note 11)	(45)	—	—
Goodwill (Note 12)	(78)	(63)	—
Intangible assets (Note 13)	(32)	(21)	—
Other financial assets (Note 15)	(14)	—	—

	(197)	(96)	6

	(373)	(132)	60

Tax:
Tax on exceptional operating items	112	17	—
Exceptional tax credit(v)	175	25	60

	287	42	60

Discontinued operations
Gain on disposal of assets (Note 11):
Gain on disposal of hotels**	2	—	40
Tax credit/(charge)	4	5	(8)

	6	5	32

	(80)	(85)	152

*	Relates to hotels classified as continuing operations.

**	Relates to hotels classified as discontinued operations.

The above items are treated as exceptional by reason of their size or nature.

(i)	An onerous contract provision of $65 million has been recognized for the future net unavoidable costs under the performance guarantee related to certain management contracts with one US hotel owner. In addition to the provision, a deposit of $26 million has been written off as it is no longer considered recoverable under the terms of the same management contracts.

(ii)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on October 24, 2007.

(iii)	Primarily relates to the closure of certain corporate offices together with severance costs arising from a review of the Group’s cost base.

(iv)	Relates to the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider. The exceptional item comprises the lump sum payments ($9 million), the IAS 19 settlement loss arising on the pension transfers ($11 million) and the costs of the arrangement ($1 million). The payments and transfers were made in January 2009.

(v)	Relates to the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired (see Note 7).

Note 6 —	Finance costs

	Year ended December 31,
	2009	2008	2007
	($ million)

Financial income
Interest income	2	11	15
Fair value gains	1	1	3

	3	12	18

Financial expenses
Interest expense	39	95	90
Finance charge payable under finance leases	18	18	18

	57	113	108

Interest income and expense relate to financial assets and liabilities held at amortized cost, calculated using the effective interest rate method.

Included within interest expense is $2 million (2008 $12 million, 2007 $21 million) payable to the Priority Club Rewards loyalty program relating to interest on the accumulated balance of cash received in advance of the redemption of points awarded.

Note 7 —	Tax

	Year ended December 31,
	2009	2008	2007
	($ million)

Income tax
UK corporation tax at 28% (2008 28.5%, 2007 30.0%):
Current period	26	13	45
Benefit of tax reliefs on which no deferred tax previously recognized	—	—	(1)
Adjustments in respect of prior periods	(33)	(28)	(33)

	(7)	(15)	11

Foreign tax(i):
Current period	79	130	200
Benefit of tax reliefs on which no deferred tax previously recognized	(6)	(6)	(15)
Adjustments in respect of prior periods(ii)	(246)	(63)	(100)

	(173)	61	85

Total current tax	(180)	46	96

Deferred tax:
Origination and reversal of temporary differences	(73)	26	(67)
Changes in tax rates	1	(1)	(4)
Adjustments to estimated recoverable deferred tax assets	1	(4)	5
Adjustments in respect of prior periods	(25)	(13)	8

Total deferred tax	(96)	8	(58)

Total income tax (credit)/charge	(276)	54	38

Further analyzed as tax relating to:
Profit before exceptional items	15	101	90
Exceptional items (Note 5):
Exceptional operating items	(112)	(17)	—
Exceptional tax credit(iii)	(175)	(25)	(60)
Gain on disposal of assets	(4)	(5)	8

	(276)	54	38

The total tax (credit)/charge can be further analyzed as relating to:
Continuing operations	(272)	59	29
Profit on discontinued operations	—	—	1
Gain on disposal of assets	(4)	(5)	8

	(276)	54	38

(i)	Represents corporate income taxes on profit taxable in foreign jurisdictions, a significant proportion of which relates to the Group’s US subsidiaries.

(ii)	In 2009, includes $165 million of exceptional releases included at (iii) below together with other releases relating to tax matters which have been settled or in respect of which the statutory limitation period has expired.

(iii)	Represents the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

Reconciliation of tax (credit)/charge, including gain on disposal of assets

				Before
				exceptional
	Total(i)			items(ii)
	Year ended December 31,
	2009	2008	2007	2009	2008	2007
	(%)

UK corporation tax at standard rate	28.0	28.5	30.0	28.0	28.5	30.0
Non-deductible expenditure and non-taxable income	(36.5)	8.7	5.6	7.4	6.1	6.9
Net effect of different rates of tax in overseas businesses	(43.0)	10.1	1.8	8.7	7.1	2.2
Effect of changes in tax rates	(0.3)	(0.2)	(1.0)	0.1	(0.1)	(1.2)
Benefit of tax reliefs on which no deferred tax previously recognized	7.2	(1.7)	(3.3)	(1.5)	(1.2)	(4.1)
Effect of adjustments to estimated recoverable deferred tax assets	5.9	(1.1)	1.3	(1.2)	(0.8)	1.6
Adjustment to tax charge in respect of prior periods	185.5	(23.5)	(11.0)	(37.6)	(16.6)	(13.8)
Other	(3.8)	(0.8)	0.4	0.8	(0.6)	0.7
Exceptional items and gain on disposal of assets	298.3	(2.9)	(16.3)	—	—	—

	441.3	17.1	7.5	4.7	22.4	22.3

(i)	Calculated in relation to total losses/profits including exceptional items.

(ii)	Calculated in relation to profits excluding exceptional items.

Tax paid

Total net tax paid during the year of $2 million (2008 $2 million, 2007 $138 million) comprises $1 million paid (2008 $1 million received, 2007 $74 million paid) in respect of operating activities and $1 million paid (2008 $3 million paid, 2007 $64 million) in respect of investing activities.

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

The Group’s tax objectives and policies, and any changes thereto, are reviewed and approved by the Audit Committee. Regular tax reports are made to the Chief Financial Officer in addition to an annual presentation to the Audit Committee covering the Group’s tax position, strategy and major risks. Tax is also encompassed within the Group’s formal risk management procedures and any material tax disputes, litigation or tax planning activities are subject to internal risk review and management approval procedures.

Note 8 —	Dividends paid and proposed

	Year ended December 31,
	2009	2008	2007	2009	2008	2007
	(cents per share)			($ million)

Paid during the year:
Final (declared in previous year)	29.2	29.2	25.9	83	86	92
Interim	12.2	12.2	11.5	35	32	35
Special interim	—	—	400.0	—	—	1,397

	41.4	41.4	437.4	118	118	1,524

Proposed (not recognized as a liability at December 31):
Final	29.2	29.2	29.2	84	83	86

The final dividend of 18.7 pence (29.2 cents converted at the closing exchange rate on February 12, 2010) is proposed for approval at the Annual General Meeting on May 28, 2010 and is payable on the shares in issue at March 26, 2010.

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

	Year ended December 31,
	2009		2008		2007
	Continuing		Continuing		Continuing
	operations	Total	operations	Total	operations	Total

Basic earnings per ordinary share
Profit available for equity holders ($ million)	207	213	257	262	429	463
Basic weighted average number of ordinary shares (millions)	285	285	287	287	320	320
Basic earnings per ordinary share (cents)	72.6	74.7	89.5	91.3	134.1	144.7

Diluted earnings per ordinary share
Profit available for equity holders ($ million)	207	213	257	262	429	463
Diluted weighted average number of ordinary shares (millions)	295	295	296	296	329	329
Diluted earnings per ordinary share (cents)	70.2	72.2	86.8	88.5	130.4	140.7

	2009	2008	2007
	(millions)

Diluted weighted average of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	285	287	320
Dilutive potential ordinary shares — employee share options	10	9	9

	295	296	329

	Year ended December 31,
	2009		2008		2007
	Continuing		Continuing		Continuing
	operations	Total	operations	Total	operations	Total

Adjusted earnings per ordinary share
Profit available for equity holders ($ million)	207	213	257	262	429	463
Adjusting items (Note 5):
Exceptional operating items ($ million)	373	373	132	132	(60)	(60)
Tax on exceptional operating items ($ million)	(112)	(112)	(17)	(17)	—	—
Exceptional tax credit ($ million)	(175)	(175)	(25)	(25)	(60)	(60)
Gain on disposal of assets, net of tax ($ million)	—	(6)	—	(5)	—	(32)

Adjusted earnings ($ million)	293	293	347	347	309	311
Basic weighted average number of ordinary shares (millions)	285	285	287	287	320	320
Adjusted earnings per ordinary share (cents)	102.8	102.8	120.9	120.9	96.6	97.2

Adjusted earnings ($ million)	293	293	347	347	309	311
Diluted weighted average number of ordinary shares (millions)	295	295	296	296	329	329
Adjusted diluted earnings per ordinary share (cents)	99.3	99.3	117.2	117.2	93.9	94.5

Note 10 —	Property, plant and equipment

	Land	Fixtures,
	and	fittings and
	buildings	equipment	Total
	($ million)

Year ended December 31, 2008
Cost:
At January 1, 2008	1,606	955	2,561
Additions	6	85	91
Net transfers to non-current assets classified as held for sale	(119)	(60)	(179)
Disposals	(15)	(24)	(39)
Exchange and other adjustments	(112)	(56)	(168)

At December 31, 2008	1,366	900	2,266

Depreciation and impairment:
At January 1, 2008	(129)	(498)	(627)
Provided	(11)	(61)	(72)
Net transfers to non-current assets classified as held for sale	37	37	74
Impairment charge(i)	(12)	—	(12)
On disposals	15	25	40
Exchange and other adjustments	—	15	15

At December 31, 2008	(100)	(482)	(582)

Year ended December 31, 2009
Cost:
At January 1, 2009	1,366	900	2,266
Additions	22	35	57
Net transfers from non-current assets classified as held for sale	176	104	280
Reclassification	14	(14)	—
Disposals	—	(3)	(3)
Exchange and other adjustments	44	24	68

At December 31, 2009	1,622	1,046	2,668

Depreciation and impairment:
At January 1, 2009	(100)	(482)	(582)
Provided	(11)	(60)	(71)
Net transfers from non-current assets classified as held for sale	(44)	(45)	(89)
Impairment charge(ii)	(28)	—	(28)
Valuation adjustments arising on reclassification from held for sale (Note 11)	(28)	(17)	(45)
On disposals	—	2	2
Exchange and other adjustments	(1)	(18)	(19)

At December 31, 2009	(212)	(620)	(832)

Net book value at December 31, 2009	1,410	426	1,836

Net book value at December 31, 2008	1,266	418	1,684

Net book value at January 1, 2008	1,477	457	1,934

The impairment charges have arisen as a result of the current economic downturn and a re-assessment of the recoverable amount of certain properties, based on value in use, as follows:

(i) Recognized at December 31, 2008 in respect of a North American hotel. Estimated future cash flows were discounted at a pre-tax rate of 13.5%.

(ii) Recognized at June 30, 2009, comprising $20 million in respect of a North American hotel and $8 million relating to a European hotel. Estimated future cash flows were discounted at pre-tax rates of 14.0% and 12.5% respectively.

The charges are included within impairment on the face of the Consolidated income statement.

The carrying value of land and buildings held under finance leases at December 31, 2009 was $187 million (2008 $192 million).

The carrying value of assets in the course of construction was $nil (2008 $41 million).

No borrowing costs were capitalized during the year (2008 $nil, 2007 $nil).

Note 11 —	Assets sold, held for sale and discontinued operations

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Assets and liabilities held for sale
Non-current assets classified as held for sale:
Property, plant and equipment	—	210

Liabilities classified as held for sale:
Deferred tax (Note 25)	—	(4)

At December 31, 2008, five hotels (2007 three) were classified as held for sale. During the year ended December 31, 2009, one (2008 one, 2007 three) hotel was sold. The remaining four were reclassified as property, plant and equipment at June 30, 2009 when they no longer met the “held for sale” criteria of IFRS 5 -“Non-current Assets Held for Sale and Discontinued Operations” as sales are no longer considered highly probable within the next 12 months. On reclassification, valuation adjustments of $45 million were recognized, comprising $14 million of depreciation not charged whilst held for sale and $31 million of further write-downs to recoverable amounts, as required by IFRS 5. Recoverable amounts were assessed by reference to value in use with the expected future cash flows for the North American hotels comprising substantially all of the write-downs discounted at a pre-tax rate of 12.5%. The valuation adjustments are included within impairment on the face of the Consolidated income statement.

The results of two of these reclassified hotels, which, prior to June 30, 2009, were presented as discontinued operations, are now reported as continuing operations and prior period results have been re-presented on a consistent basis. The impact has been to increase revenue from continuing operations for the year by $34 million (2008 $43 million, 2007 $47 million) and to increase operating profit from continuing operations, before exceptional items, for the year by $8m (2008 $14 million, 2007 $14 million).

There were no disposals of associates in 2009. During the year ended December 31, 2008, the Group sold two associates (2007 two).

Subsequent to the year end, a North American hotel was sold for $5.5 million on March 25, 2010.

	Year ended December 31,
	2009	2008	2007
	($ million)

Net assets of hotels sold
Property, plant and equipment	22	28	70
Net working capital	—	—	2
Cash and cash equivalents	—	8	—
Non-controlling interest	—	—	(12)

Group’s share of net assets disposed of	22	36	60

Consideration
Current year disposals:
Cash consideration, net of costs paid	20	34	94
Management contract value	—	—	6

	20	34	100
Net assets disposed of	(22)	(36)	(60)
Prior year disposals:
Provision release	2	—	—
Tax	4	5	(8)

Gain on disposal of assets, net of tax	4	3	32

Analyzed as:
Loss on disposal of hotel assets from continuing operations (Note 5)	(2)	(2)	—
Profit for the year from discontinued operations (Note 5)	6	5	32

	4	3	32

Net cash inflow
Current year disposals:
Cash consideration, net of costs paid	20	34	94
Cash disposed of	—	(8)	—
Prior year disposals	—	(1)	3

	20	25	97

	Year ended December 31,
	2009	2008	2007
	($ million)

Results of discontinued operations
Revenue	—	—	33
Cost of sales	—	—	(28)

	—	—	5
Depreciation and amortization	—	—	(2)

Operating profit	—	—	3
Tax	—	—	(1)

Profit after tax	—	—	2
Gain on disposal of assets, net of tax (Note 5)	6	5	32

Profit for the year from discontinued operations	6	5	34

	Year ended December 31,
	2009	2008	2007
	(cents per ordinary share)

Earnings per ordinary share from discontinued operations
Basic	2.1	1.8	10.6
Diluted	2.0	1.7	10.3

	Year ended December 31,
	2009	2008	2007
	($ million)

Cash flows attributable to discontinued operations
Operating profit before interest, depreciation and amortization	—	—	5
Investing activities	—	—	(1)

The effect of discontinued operations on segmental results is shown in Note 2.

Note 12 —	Goodwill

	Year ended December 31,
	2009	2008
	($ million)

Cost
At January 1,	206	221
Exchange and other adjustments	17	(15)

At December 31,	223	206

Impairment
At January 1,	(63)	—
Impairment charge	(78)	(63)

At December 31,	(141)	(63)

Net book value at December 31,	82	143

Net book value at January 1,	143	221

Goodwill arising on business combinations that occurred before January 1, 2005 was not restated on adoption of IFRS as permitted by IFRS 1.

Goodwill has been allocated to cash-generating units (“CGUs”) for impairment testing as follows:

	Cost		Net book value
	At December 31,
	2009	2008	2009	2008
	($ million)

Americas managed operations	141	141	—	78
Asia Pacific:
Asia Pacific managed and franchised operations	n/a	65	n/a	65
Asia Australasia managed and franchised operations	82	n/a	82	n/a

	223	206	82	143

All cumulative impairment losses relate to the Americas managed CGU.

The Group tests goodwill for impairment annually, or more frequently if there are any indications that an impairment may have arisen. The recoverable amounts of the CGUs are determined from value in use calculations. These calculations use pre-tax cash flow forecasts derived from the most recent financial budgets and strategic plans approved by management covering a five-year period or, in absence of up-to-date strategic plans, the financial budget for the next year with an extrapolation of the cash flows for the following four years, using growth rates based on management’s past experience and industry growth forecasts. After the five-year planning period, the terminal value of the future cash flows is calculated based on perpetual growth rates that do not exceed the average long-term growth rates for the relevant markets. Pre-tax discount rates are used to discount the cash flows based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the CGU being tested.

Americas goodwill

Americas managed operations, which is both the CGU to which the goodwill is allocated and a segment reported by the Group, have incurred significant operating losses during the year. These have arisen as a result of the global economic downturn and, in particular, IHG’s funding obligations under certain management contracts with one US hotel owner. As a consequence, goodwill has been tested on a quarterly basis during the year using updated five-year projections prepared by management, a perpetual growth rate of 2.7% and a discount rate of 12.5%. Due to the expectation of continuing losses, the recoverable value of the CGU has declined resulting in the impairment of the remaining goodwill balance. Total impairment charges of $78 million have been recognized; $57 million at June 30, 2009 and $21 million at September 30, 2009.

The above impairment charges follow a charge of $63 million that was recognized at December 31, 2008 as a result of the onset of the global economic downturn and a revision to expected fee income. The value in use calculations were based on the cash flows included in the approved budget for 2009 with an extrapolation over the following four years at growth rates increasing from 1% to 4%, a perpetual growth rate of 2.7% and a discount rate of 12.5%. Actual performance during 2009 was significantly worse than budgeted and future cash flow expectations continued to deteriorate throughout the course of the year.

The impairment charges for both years are included within the impairment line on the face of the Consolidated income statement. As the goodwill has now been impaired in full, there is no sensitivity around any assumptions that could lead to a further impairment charge.

Asia Pacific goodwill

Following an internal reorganization during the year, the regional managed and franchised operations now comprise two separate CGUs, Greater China and Asia Australasia. Goodwill, which was previously tested for impairment at the Asia Pacific regional CGU level, is now allocated to the smaller Asia Australasia CGU.

At December 31, 2009, the recoverable amount of the CGU has been assessed based on the approved budget for 2010 and strategic plans covering a five-year period, a perpetual growth rate of 3.5% (2008 4%) and a discount rate of 14.2% (2008 16%).

Impairment was not required at either year end and management believe that the carrying values of the CGUs would only have exceeded their recoverable amounts in the event of highly unlikely changes in the key assumptions.

Note 13 —	Intangible assets

		Management	Other
	Software	contracts	intangibles	Total
	($ million)

Year ended December 31, 2008
Cost:
At January 1, 2008	120	249	86	455
Additions	40	—	9	49
Disposals	(2)	—	—	(2)
Exchange and other adjustments	—	(29)	(2)	(31)

At December 31, 2008	158	220	93	471

Amortization and impairment:
At January 1, 2008	(63)	(26)	(31)	(120)
Provided	(20)	(12)	(8)	(40)
Impairment charge (i)	—	(21)	—	(21)
Disposals	2	—	—	2
Exchange and other adjustments	—	9	1	10

At December 31, 2008	(81)	(50)	(38)	(169)

Year ended December 31, 2009
Cost:
At January 1, 2009	158	220	93	471
Additions	24	—	9	33
Disposals	—	—	(7)	(7)
Exchange and other adjustments	3	11	3	17

At December 31, 2009	185	231	98	514

Amortization and impairment:
At January 1, 2009	(81)	(50)	(38)	(169)
Provided	(19)	(10)	(9)	(38)
Impairment charge (ii)	—	(32)	—	(32)
Disposals	—	—	5	5
Exchange and other adjustments	—	(4)	(2)	(6)

At December 31, 2009	(100)	(96)	(44)	(240)

Net book value at December 31, 2009	85	135	54	274

Net book value at December 31, 2008	77	170	55	302

Net book value at January 1, 2008	57	223	55	335

The impairment charges have arisen as a result of the current economic downturn and a revision to expected fee income, as follows:

(i) Recognized at September 30, 2008 in respect of a European management contract. Estimated future cash flows were discounted at a pre-tax rate of 12.5% (previous valuation 10.0%).

(ii) Recognized at June 30, 2009 in respect of a US management contract. Estimated future cash flows were discounted at a pre-tax rate of 12.5% (previous valuation 12.5%).

The charges are included within impairment on the face of the Consolidated income statement.

The weighted average remaining amortization period for management contracts is 22 years (2008 23 years).

Note 14 —	Investment in associates

The Group holds five investments (2008 five) accounted for as associates. The following table summarizes the financial information of the associates:

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Share of associates’ statement of financial position
Current assets	5	5
Non-current assets	65	65
Current liabilities	(9)	(20)
Non-current liabilities	(16)	(7)

Net assets	45	43

Share of associates’ revenue and profit
Revenue	31	30
Net loss	(1)	—

Related party transactions
Revenue from related parties	4	5
Amounts owed by related parties	2	2

Note 15 —	Other financial assets

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Non-current
Equity securities available-for-sale	66	64
Other	64	88

	130	152

Current
Equity securities available-for-sale	5	6
Other	—	4

	5	10

Available-for-sale financial assets, which are included in the Consolidated statement of financial position at fair value, consist of equity investments in listed and unlisted shares. Of the total amount of equity investments at December 31, 2009, $2 million (2008 $2 million) were listed securities and $69 million (2008 $68 million) unlisted; $39 million (2008 $44 million) were denominated in US dollars, $14 million (2008 $13 million) in Hong Kong dollars and $18 million (2008 $13 million) in other currencies. Unlisted equity shares are mainly investments in entities that own hotels which the Group manages. The fair value of unlisted equity shares has been estimated using valuation guidelines issued by the British Venture Capital Association and is based on assumptions regarding expected future earnings. Listed equity share valuation is based on observable market prices. Dividend income from available-for-sale equity securities of $7 million (2008 $11 million, 2007 $16 million) is reported as other operating income and expenses in the Consolidated income statement.

Other financial assets consist of trade deposits, restricted cash and deferred consideration on asset disposals. These amounts have been designated as “loans and receivables” and are held at amortized cost. Restricted cash of $47 million (2008 $55 million) relates to cash held in bank accounts which is pledged as collateral to insurance companies for risks retained by the Group.

The movement in the provision for impairment of other financial assets during the year is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2009	2008
	($ million)

At January 1,	(11)	(9)
Provided:
Operating profit before exceptional items	—	(2)
Exceptional items	(14)	—

At December 31,	(25)	(11)

The amount provided as an exceptional item relates to an available-for-sale investment and arises as a result of a significant and prolonged decline in its fair value below its cost. In addition, a deposit of $26 million has been written off directly to the income statement as an exceptional item (see Note 5) as it is no longer considered recoverable under the terms of the related management contracts which are deemed onerous.

The provision is used to record impairment losses unless the Group is satisfied that no recovery of the amount is possible; at that point the amount considered irrecoverable is written off directly to the income statement, or, if previously provided, against the financial asset with no impact on the income statement.

Note 16 —	Inventories

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Finished goods	2	2
Consumable stores	2	2

	4	4

Note 17 —	Trade and other receivables

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Trade receivables	268	318
Other receivables	27	49
Prepayments	40	45

	335	412

Trade and other receivables are designated as “loans and receivables” and are held at amortized cost.

Trade receivables are non-interest-bearing and are generally on payment terms of up to 30 days. The fair value of trade and other receivables approximates their carrying value.

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is:

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Americas	158	208
Europe, the Middle East and Africa	90	109
Asia Pacific	47	50

	295	367

The aging of trade and other receivables, excluding prepayments, at the end of the reporting period is:

	At December 31, 2009			At December 31, 2008
	Gross	Provision	Net	Gross	Provision	Net
			($ million)

Not past due	173	(2)	171	254	(13)	241
Past due 1 to 30 days	70	(9)	61	61	(1)	60
Past due 31 to 180 days	80	(19)	61	63	(5)	58
Past due more than 180 days	57	(55)	2	99	(91)	8

	380	(85)	295	477	(110)	367

The movement in the provision for impairment of trade and other receivables during the year is as follows:

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

At January 1,	(110)	(96)
Provided	(34)	(28)
Amounts written off	59	14

At December 31,	(85)	(110)

Note 18 —	Cash and cash equivalents

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Cash at bank and in hand	23	32
Short-term deposits	17	50

	40	82

Short-term deposits are highly liquid investments with an original maturity of three months or less, in various currencies.

Note 19 —	Trade and other payables

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Current
Trade payables	99	111
Other tax and social security payable	29	31
Other payables	278	322
Accruals	262	272
Derivatives	20	10

	688	746

Non-current
Other payables	408	392

Trade payables are non-interest-bearing and are normally settled within an average of 45 days.

Other payables includes $470 million (2008 $471 million) relating to the future redemption liability of the Group’s loyalty program, of which $86 million (2008 $96 million) is classified as current and $384 million (2008 $375 million) as non-current.

Derivatives are held in the Consolidated statement of financial position at fair value. Fair value is estimated using discounted future cash flows taking into consideration interest and exchange rates prevailing on the last day of the reporting period.

Note 20 —	Provisions

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Onerous management contracts	65	—

The onerous management contracts provision relates to the unavoidable net cash outflows that are expected to be incurred under the performance guarantee associated with certain management contracts with one US hotel owner (see Note 5). As the provision was first recognized in the income statement at December 31, 2009, there are no other movements to disclose. The provision is expected to be utilized within 12 months.

Note 21 —	Loans and other borrowings

	At December 31, 2009			At December 31, 2008
	Current	Non-current	Total	Current	Non-current	Total
			($ million)

Secured bank loans	3	5	8	5	2	7
Finance leases	16	188	204	16	186	202
£250 million 6% bonds	—	402	402	—	—	—
Unsecured bank loans	87	421	508	—	1,146	1,146

Total borrowings	106	1,016	1,122	21	1,334	1,355

Denominated in the following currencies:
Sterling	—	402	402	—	152	152
US dollars	103	348	451	16	873	889
Euro	—	216	216	—	224	224
Other	3	50	53	5	85	90

	106	1,016	1,122	21	1,334	1,355

Secured bank loans

These mortgages are secured on the hotel properties to which they relate. The rates of interest and currencies of these loans vary.

Non-current amounts include $5 million (2008 $nil) repayable by instalments.

Finance leases

Finance lease obligations, which relate to the 99-year lease on the InterContinental Boston, are payable as follows:

	At December 31, 2009		At December 31, 2008
	Minimum	Present	Minimum	Present
	lease	value of	lease	value of
	payments	payments	payments	payments
		($ million)

Less than one year	16	16	16	16
Between one and five years	64	48	64	48
More than five years	3,364	140	3,380	138

	3,444	204	3,460	202
Less: amount representing finance charges	(3,240)	—	(3,258)	—

	204	204	202	202

The Group has the option to extend the term of the lease for two additional 20 year terms. Payments under the lease step up at regular intervals over the lease term.

£250 million 6% bonds

The 6% fixed interest sterling bonds were issued on December 9, 2009 and are repayable in full on December 9, 2016. Interest is payable annually on December 9, in each year commencing December 9, 2010 to the maturity date. The bonds are unsecured. Currency swaps were transacted at the same time the bonds were issued in order to swap its proceeds and interest flows into US dollars. Under the terms of the swaps, $415 million was borrowed and £250 million deposited for seven years at a fixed exchange rate of 1.66.

Unsecured bank loans

Unsecured bank loans are borrowings under the Group’s Syndicated Facility and its short-term bilateral loan facilities. Amounts are classified as non-current when the facilities have more than 12 months to expiry. These facilities contain financial covenants and, as at the end of the reporting period, the Group was not in breach of these covenants, nor had any breaches or defaults occurred during the year. In the second quarter of 2008, the Group successfully refinanced $2.1 billion of long-term debt facilities. At December 31, 2009, this syndicated bank facility consists of two tranches; a $1.6 billion five-year revolving credit facility and a $85 million term loan with a 30-month maturity. In December 2009, the Group repaid $415 million of the term loan with proceeds from the bond issue.

Facilities provided by banks

	At December 31, 2009			At December 31, 2008
	Utilized	Unutilized	Total	Utilized	Unutilized	Total
			($ million)

Committed	519	1,174	1,693	1,161	946	2,107
Uncommitted	3	22	25	—	25	25

	522	1,196	1,718	1,161	971	2,132

	At December 31,
	2009	2008
	($ million)

Unutilized facilities expire:
Within one year	22	25
After two but before five years	1,174	946

	1,196	971

Utilized facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortized cost.

Note 22 —	Financial risk management policies

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

A general strengthening of the US dollar (specifically a five cent fall in the sterling : US dollar rate) would increase the Group’s profit before tax by an estimated $1.6 million (2008 $4.0 million, 2007 $2.9 million) and increase net assets by an estimated $4.1 million (2008 decrease of $1.1 million, 2007 increase of $6.1 million). Similarly, a five cent fall in the euro: US dollar rate would reduce the Group’s profit before tax by an estimated $0.7 million (2008 $2.0 million, 2007 $1.6 million) and decrease net assets by an estimated $4.5 million (2008 $4.3 million, 2007 $5.9 million).

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25% and no more than 75% of net borrowings for each major currency. This is achieved through the use of interest rate swaps and options and forward rate agreements.

Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately $0.8 million (2008 $4.7 million, 2007 $5.8 million). A similar rise in euro and sterling interest rates would increase the annual net interest charge by approximately $1.1 million (2008 $1.2 million, 2007 $1.2 million) and $nil (2008 $0.9 million, 2007 $3.2 million) respectively.

Liquidity risk exposure

The treasury function ensures that the Group has access to sufficient funds to allow the implementation of the strategy set by the Board. At the year end, the Group had access to $1,174 million of undrawn committed facilities. Medium and long-term borrowing requirements are met through the $1,685 million Syndicated Facility of which $85 million expires in November 2010 and $1.6 billion expires in May 2013 and through the £250 million 6% bonds that are repayable on December 9, 2016. Short-term borrowing requirements are met from drawings under bilateral bank facilities.

The Syndicated Facility contains two financial covenants: interest cover and net debt divided by earnings before interest, tax, depreciation and amortization (“EBITDA”). Net debt is calculated as total borrowings less cash and cash equivalents. The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

At the year end, the Group had surplus cash of $40 million which is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

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

Hedging

Interest rate risk

The Group hedges its interest rate risk by taking out interest rate swaps to fix the interest flows on between 25% and 75% of its net borrowings in major currencies. At December 31, 2009, the Group held interest rate swaps (swapping floating for fixed) with notional principals of $250 million and €75 million (2008 $250 million, £75 million and €75 million). The Group did not hold any forward-starting interest rate swaps at December 31, 2009 (2008 interest rate swaps with notional principals of $100 million, £75 million and €75 million). The interest rate swaps are designated as cash flow hedges of borrowings under the Syndicated Facility and they are held in the Consolidated statement of financial position at fair value in other financial assets and other payables.

Changes in the fair value of cash flow hedges are recognized in the unrealized gains and losses reserve to the extent that the hedges are effective. When the hedged item is recognized, the cumulative gains and losses on the hedging instrument are recycled to the income statement. No ineffectiveness was recognized during the current or prior year.

Foreign currency risk

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. When appropriate, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. Forward contracts are held at fair value in the Consolidated statement of financial position as other financial assets and other payables.

Hedge of net investment in foreign operations

The Group designates its foreign currency bank borrowings and currency derivatives as net investment hedges of foreign operations. The designated risk is the spot foreign exchange risk for loans and short-dated derivatives and the forward risk for the seven-year currency swaps. The interest on these financial instruments is taken through financial income or expense except for the seven-year currency swaps where interest is taken to the currency translation reserve. The derivatives are held in the Consolidated statement of financial position at fair value in other financial assets and other payables.

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

At December 31, 2009, the Group held currency swaps with a principal of $415 million (2008 $nil) and a fair value of $13 million liability (2008 $nil). The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends had a principal of $415 million (2008 $70 million) and a fair value of $13 million liability (2008 $4 million liability).

Note 23 —	Financial instruments

Liquidity risk

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments:

		Between 1	Between 2
	Less than	and	and	More than
At December 31, 2009	1 year	2 years	5 years	5 years	Total
	($ million)

Non-derivative financial liabilities:
Secured bank loans	3	1	5	—	9
£250m 6% bonds	24	24	73	453	574
Finance lease obligations	16	16	48	3,364	3,444
Unsecured bank loans	512	—	—	—	512
Trade and other payables	668	102	120	302	1,192
Provisions	65	—	—	—	65
Derivative financial liabilities:
Interest rate swaps	7	4	1	—	12
Currency swaps-outflows	26	26	77	467	596
Currency swaps-inflows	(24)	(24)	(73)	(453)	(574)

	Less than	Between 1 and	Between 2 and	More than
At December 31, 2008	1 year	2 years	5 years	5 years	Total
	($ million)

Non-derivative financial liabilities:
Secured bank loans	2	8	—	—	10
Finance lease obligations	16	16	48	3,380	3,460
Unsecured bank loans	1,156	—	—	—	1,156
Trade and other payables	737	101	113	277	1,228
Derivative financial liabilities:
Interest rate swaps	6	4	3	—	13

Cash flows relating to unsecured bank loans are classified according to the maturity date of the loan drawdown rather than the facility maturity date.

Interest rate swaps are expected to affect profit or loss in the same periods that the cash flows are expected to occur.

Fair values

The table below compares carrying amounts and fair values of the Group’s financial assets and liabilities.

	At December 31, 2009		At December 31, 2008
	Carrying		Carrying
	value	Fair value	value	Fair value
	($ million)

Financial assets
Equity securities available-for-sale* (Note 15)	71	71	70	70
Loans and receivables:
Cash and cash equivalents (Note 18)	40	40	82	82
Other financial assets (Note 15)	64	64	92	92
Trade and other receivables, excluding prepayments (Note 17)	295	295	367	367

Financial liabilities
£250 million 6% bonds (Note 21)	(402)	(402)	—	—
Finance lease obligations (Note 21)	(204)	(206)	(202)	(168)
Other borrowings (Note 21)	(516)	(516)	(1,153)	(1,153)
Trade and other payables, excluding derivatives (Note 19)	(1,076)	(1,076)	(1,128)	(1,128)
Derivatives* (Note 19)	(20)	(20)	(10)	(10)
Provisions (Note 20)	(65)	(65)	—	—

*	Financial assets and liabilities which are measured at fair value.

The fair value of cash and cash equivalents approximates book value due to the short maturity of the investments and deposits. Equity securities available-for-sale and derivatives are held in the Consolidated statement of financial position at fair value as set out in Note 15. The fair value of other financial assets approximates book value based on prevailing market rates. The fair value of borrowings, excluding finance lease obligations and the fixed rate $250 million 6% bonds, approximates book value as interest rates reset to market rates on a frequent basis. The fair value of the £250 million 6% bonds is based on the quoted market price. The fair value of the finance lease obligation is calculated by discounting future cash flows at prevailing interest rates. The fair value of trade and other receivables, trade and other payables and current provisions approximates to their carrying value, including the future redemption liability of the Group’s loyalty program.

Fair value hierarchy

The Group uses the following valuation hierarchy to determine the carrying value of financial instruments that are measured at fair value:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	At December 31, 2009				At December 31, 2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	($ million)

Assets
Equity securities available-for-sale	2	—	69	71	2	—	68	70

Liabilities
Derivatives	—	(20)	—	(20)	—	(10)	—	(10)

There were no transfers between Level 1 and Level 2 fair value measurements during the year and no transfers into and out of Level 3.

The following table reconciles movements in instruments classified as Level 3 during the year:

At
December 31,
2009
($ million)

Balance at January 1, 2009	68
Valuation gains recognized in other comprehensive income	11
Impairment*	(10)

Balance at December 31, 2009	69

*	The impairment charge recognized in the income statement (see Note 5) also includes $4 million of losses reclassified from equity.

The Level 3 equity securities relate to investments in unlisted shares which are valued by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment. A 10% increase in the average P/E ratio would result in a $5 million increase in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $5 million decrease in the fair value of the investments.

Credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk.

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Equity securities available-for-sale	71	70
Loans and receivables:
Cash and cash equivalents	40	82
Other financial assets	64	92
Trade and other receivables, excluding prepayments	295	367

	470	611

Note 24 —	Net debt

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Cash and cash equivalents	40	82
Loans and other borrowings — current	(106)	(21)
Loans and other borrowings — non-current	(1,016)	(1,334)

Net debt	(1,082)	(1,273)

	Year ended	Year ended
	December 31,	December 31,
	2009	2008
	($ million)

Movement in net debt
Net (decrease)/increase in cash and cash equivalents	(44)	25
Add back cash flows in respect of other components of net debt:
Issue of £250m 6% bonds	(411)	—
Decrease in other borrowings	660	316

Decrease in net debt arising from cash flows	205	341
Non-cash movements:
Finance lease liability	(2)	(2)
Exchange and other adjustments	(12)	47

Decrease in net debt	191	386
Net debt at beginning of the year	(1,273)	(1,659)

Net debt at end of the year	(1,082)	(1,273)

Note 25 —	Deferred tax

						Other
	Property,	Deferred				short-term
	plant and	gains on		Employee	Intangible	temporary
	equipment	loan notes	Losses	benefits	assets	differences	Total
	($ million)

At January 1, 2008	248	175	(190)	(32)	42	(89)	154
Income statement	(7)	—	13	18	(8)	(8)	8
Statement of comprehensive income	—	—	—	(21)	—	—	(21)
Statement of changes in equity	—	—	—	—	—	2	2
Exchange and other adjustments	(15)	(33)	36	2	(6)	(6)	(22)

At December 31, 2008	226	142	(141)	(33)	28	(101)	121
Income statement	(43)	—	6	(1)	1	(59)	(96)
Statement of comprehensive income	—	—	—	(1)	—	—	(1)
Statement of changes in equity	—	—	—	—	—	(6)	(6)
Exchange and other adjustments	6	9	(11)	—	2	(1)	5

At December 31, 2009	189	151	(146)	(35)	31	(167)	23

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Analyzed as:
Deferred tax receivable	(95)	—
Deferred tax payable	118	117
Liabilities classified as held for sale	—	4

	23	121

Deferred gains on loan notes includes $55 million (2008 $55 million) which is expected to fall due for payment in 2011.

The deferred tax asset of $146 million (2008 $141 million) recognized in respect of losses includes $97 million (2008 $87 million) in respect of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and $49 million (2008 $54 million) in respect of revenue tax losses.

Tax losses with a net tax value of $517 million (2008 $553 million), including capital losses with a value of $196 million (2008 $160 million), have not been recognized. These losses may be carried forward indefinitely with the exception of $1 million which expires after 15 years, $1 million which expires after nine years and $14 million which expires after seven years (2008 $1 million which expires after three years). Deferred tax assets with a net tax value of $9 million (2008 $4 million) in respect of share-based payments, $13 million (2008 $13 million) in respect of employee benefits and $7 million (2008 $8 million) in respect of other items have not been recognized. These losses and other deferred tax assets have not been recognized as the Group does not anticipate being able to offset these against future profits or gains in order to realize any economic benefit in the foreseeable future. However, future benefits may arise depending on future profits arising or on the outcome of EU case law and legislative developments.

At December 31, 2009 the Group has not provided deferred tax in relation to temporary differences associated with post-acquisition undistributed earnings of subsidiaries as the Group is in a position to control the timing of reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. Following the introduction of a UK dividend exemption regime, the tax which would arise upon reversal of the temporary differences is not expected to exceed $20 million.

Other short-term temporary differences relate primarily to provisions and accruals and share-based payments.

Note 26 —	Share-based payments

Annual Bonus Plan

The IHG Annual Bonus Plan enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of shares together with, in certain cases, a matching award of free shares of up to half the deferred amount. The bonus and any matching shares awarded are released on the third anniversary of the award date. The bonuses in 2006 and 2007 were eligible for matching shares, all of which will be released on the third anniversary of the award date. In 2006 and 2007, participants could defer up to 100% of the total annual bonus, in which case it is accounted for as a share-based payment. Under the terms of the 2008 and 2009 plans, a fixed percentage of the bonus is awarded in the form of shares with no voluntary deferral and no matching shares. The awards in all of the plans are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. Participation in the Annual Bonus Plan is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 1,058,734 (2008 661,657, 2007 675,515) shares were awarded to participants. This number includes 228,000 shares awarded as part of recruitment terms or for one-off individual performance-related awards.

Long Term Incentive Plan

The Long Term Incentive Plan allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of performance conditions, set by the Remuneration Committee, which are normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 5,754,548 (2008 5,060,509, 2007 3,538,535) shares were awarded to employees under the plan. The plan provides for the grant of “nil cost options” to participants as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2009 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 4, 2015.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including Executive Directors) employed by participating Group companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2009 and no options were granted in the year under the plan. All options outstanding at December 31, 2008 were either exercised or lapsed in 2009.

US Employee Stock Purchase Plan

The US Employee Stock Purchase Plan will allow eligible employees resident in the United States an opportunity to acquire Company American Depositary Shares (“ADS”s) on advantageous terms. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during 2009 and at December 31, 2009 no options had been granted under the plan.

Former Six Continents Share Schemes

Under the terms of the separation of Six Continents PLC in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG shares. As a result of this exchange, 23,195,482 shares were put under option at prices ranging from 308.5 pence to 593.3 pence. The exchanged options were immediately exercisable and are not subject to performance conditions. During 2009, 380,457 (2008, 159,254, 2007 1,358,791) such options were exercised and 43,088 shares lapsed (2008 113,024, 2007 nil), leaving a total of 2,001,060 (2008 2,424,605, 2007 2,696,883) such options outstanding at prices ranging from 308.5 pence to 434.2 pence. The latest date that any options may be exercised is October 3, 2012.

The Group recognized a cost of $22 million (2008 $47 million, 2007 $60 million) in operating profit and $2 million (2008 $2 million, 2007 $nil) within exceptional administrative expenses related to equity-settled share-based payment transactions during the year.

The aggregate consideration in respect of ordinary shares issued under option schemes during the year was $11 million (2008 $2 million, 2007 $32 million).

The following table sets forth awards and options granted during 2009. No awards were granted under the Executive Share Option Plan, Sharesave Plan or US Employee Stock Purchase Plan during the year.

	Annual Bonus	Long Term
	Plan	Incentive Plan

Number of shares awarded in 2009	1,058,734	5,754,548

In 2009, 2008 and 2007, the Group used separate option pricing models and assumptions for each plan. The following tables set forth information about how the fair value of each option grant is calculated:

	Annual	Long Term
2009	Bonus Plan	Incentive Plan
Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial

Weighted average share price (pence)	454.0	612.0
Expected dividend yield	4.89%	5.26%
Risk-free interest rate		2.11%
Volatility*		43%
Term (years)	3.0	3.0

	Annual	Long Term
2008	Bonus Plan	Incentive Plan
Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial

Weighted average share price (pence)	836.0	865.0
Expected dividend yield	3.33%	2.76%
Risk-free interest rate		4.78%
Volatility*		30%
Term (years)	3.0	3.0

	Annual	Long Term
2007	Bonus Plan	Incentive Plan
Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial

Weighted average share price (pence)	1,252.0	1,262.0
Expected dividend yield	2.13%	2.13%
Risk-free interest rate		5.40%
Volatility*		19%
Term (years)	3.0	3.0

*	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Movements in the awards and options outstanding under the schemes are as follows:

	Annual	Long Term
	Bonus Plan	Incentive Plan
	Number of shares	Number of shares
	(thousands)

Outstanding at January 1, 2007	1,001	11,325
Granted	675	3,539
Vested	(418)	(1,694)
Share capital consolidation	(68)	—
Lapsed or canceled	(86)	(1,707)

Outstanding at December 31, 2007	1,104	11,463
Granted	662	5,061
Vested	(472)	(2,752)
Lapsed or canceled	(5)	(2,619)

Outstanding at December 31, 2008	1,289	11,153
Granted	1,059	5,755
Vested	(434)	(3,124)
Lapsed or canceled	(60)	(1,518)

Outstanding at December 31, 2009	1,854	12,266

Fair value of awards granted during the year (cents)
At December 31, 2009	735.6	414.1
At December 31, 2008	1,436.0	870.4
At December 31, 2007	2,387.4	910.0

Weighted average remaining contract life (years)
At December 31, 2009	1.3	1.3
At December 31, 2008	1.6	1.2
At December 31, 2007	1.5	1.1

The above awards do not vest until the performance and service conditions have been met.

	Sharesave Plan			Executive Share Option Plan
			Weighted			Weighted
	Number of	Range of	average	Number of	Range of	average
	shares	option prices	option price	shares	option prices	option price
	(thousands)	(pence)	(pence)	(thousands)	(pence)	(pence)

Outstanding at January 1, 2007	165	420.5	420.5	14,079	308.5-619.8	482.2
Exercised	(101)	420.5	420.5	(5,568)	308.5-619.8	471.9
Lapsed or canceled	(7)	420.5	420.5	(317)	438.0-619.8	526.8

Outstanding at December 31, 2007	57	420.5	420.5	8,194	308.5-619.8	487.4
Exercised	(3)	420.5	420.5	(353)	434.2-619.8	543.6
Lapsed or canceled	(5)	420.5	420.5	(206)	349.1-593.2	431.3

Outstanding at December 31, 2008	49	420.5	420.5	7,635	308.5-619.8	486.3
Exercised	(48)	420.5	420.5	(1,518)	308.5-619.8	496.2
Lapsed or canceled	(1)	420.5	420.5	(247)	438.0-619.8	509.9

Outstanding at December 31, 2009	—	—	—	5,870	308.5-619.8	482.8

Options exercisable
At December 31, 2009	—	—	—	5,870	308.5-619.8	482.8
At December 31, 2008	—	—	—	7,635	308.5-619.8	486.3
At December 31, 2007	—	—	—	6,583	308.5-619.8	455.0

Included within the options outstanding under the Executive Share Option Plan are options over 2,001,060 (2008 2,424,605, 2007 2,696,883) shares that have not been recognized in accordance with IFRS 2 as the options were granted on or before November 7, 2002. These options, relating to former Six Continents share schemes, have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

The weighted average share price at the date of exercise for share options vested during the year was 571.0 pence. The closing share price on December 31, 2009 was 893.0 pence and the range during the year was 446.0 pence to 903.5 pence per share.

Summarized information about options outstanding at December 31, 2009 under the share option schemes is as follows:

	Options outstanding and exercisable
		Weighted
		average	Weighted
	Number	remaining	average
	outstanding	contract life	option price
Range of exercise prices (pence)	(thousands)	(years)	(pence)

Executive Share Option Plan
308.5 to 349.1	268	0.3	347.3
422.8 to 494.2	4,574	3.3	459.9
619.8	1,028	5.3	619.8

	5,870	3.5	482.8

Note 27 —	Operating leases

During the year ended December 31, 2009, $51 million (2008 $61 million, 2007 $64 million) was recognized as an expense in the Consolidated income statement in respect of operating leases, net of amounts borne by the System Funds.

Total commitments under non-cancelable operating leases are as follows:

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Due within one year	51	56
One to two years	44	50
Two to three years	38	47
Three to four years	37	40
Four to five years	30	33
More than five years	309	322

	509	548

Included above are commitments of $8 million (2008 $11 million) which will be borne by the System Funds.

The average remaining term of these leases, which generally contain renewal options, is approximately 19 years (2008 18 years). No material restrictions or guarantees exist in the Group’s lease obligations.

Note 28 —	Capital and other commitments

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Consolidated Financial Statements	9	40

On October 24, 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non-recurring revenue investment of $60 million which will be charged to the Consolidated income statement as an exceptional item. During the year, $19 million (2008 $35 million) was charged.

Note 29 —	Contingencies

	At	At
	December 31,	December 31,
	2009	2008
	($ million)

Contingent liabilities not provided for in the Consolidated Financial Statements	16	12

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees was $106 million at December 31, 2009 (2008 $249 million). Payments under any such guarantees are charged to the income statement as incurred.

As of December 31, 2009, the Group had outstanding letters of credit of $54 million (2008 $42 million) mainly relating to self insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2009, the Group was a guarantor of loans which could amount to a maximum of $54 million (2008 $46 million).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. The Group has also given warranties in respect of the disposal of certain of its former subsidiaries and hotels. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

Note 30 —	Related party disclosures

Key management personnel comprises the Board and Executive Committee.

	Year ended December 31,
	2009	2008	2007
	($ million)

Total compensation of key management personnel
Short-term employment benefits	9.8	18.4	18.9
Post-employment benefits	0.6	0.7	0.9
Termination benefits	0.8	—	—
Equity compensation benefits	9.5	12.8	18.2

	20.7	31.9	38.0

There were no transactions with key management personnel during the years ended December 31, 2009, 2008 or 2007.

Note 31 —	System Funds

The Group operates funds to collect and administer assessments from hotel owners for specific use in marketing, the Priority Club loyalty program and the global reservation system. The Funds and loyalty program are accounted for in accordance with the accounting policies set out on page F-18.

The following information is relevant to the operation of the Funds:

	Year ended December 31,
	2009	2008	2007
	($ million)

Assessment fees received from hotels*	1,008	990	930
Key elements of Funds’ expenditure:*
Marketing	165	211	215
Priority Club	210	212	238
Payroll costs	152	155	144
Net surplus/(deficit) for the year	43	10	(34)
Cumulative short-term net surplus	71	28	18
Loyalty program liability	470	471	426
Interest payable to the Funds	2	12	21

*	Not included in the Consolidated income statement in accordance with the Group’s accounting policies.

The payroll costs above relate to 4,019 (2008 3,853, 2007 3,539) employees of the Group whose costs are borne by the Funds.

INTERCONTINENTAL HOTELS GROUP PLC

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	charged to			Balance at
	beginning	costs and	Exchange		end of
	of period	expenses	differences	Deductions	period
	($ million)

Year ended December 31, 2009
Provisions for bad and doubtful debts	110	34	—	(59)	85
Year ended December 31, 2008
Provisions for bad and doubtful debts	96	28	—	(14)	110
Year ended December 31, 2007
Provisions for bad and doubtful debts	85	23	—	(12)	96
Year ended December 31, 2006
Provisions for bad and doubtful debts	81	29	2	(27)	85
Year ended December 31, 2005
Provisions for bad and doubtful debts	83	25	(2)	(25)	81

S-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Richard Solomons
Name:     Richard Solomons

Title:	Chief Financial Officer

Date: April 1, 2010