Form 20-F
period 2010-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2011-04-11
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Ordinary Shares of 13 29/47 pence each	289,472,651

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes          ☐                No          ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Reporting Standards as issued by the International Standards Accounting Board ☑	Other ☐

INTRODUCTION

As used in this document, except as the context otherwise requires, the terms:

•	“ADR” refers to an American Depositary Receipt, being a receipt evidencing title to an ADS;

•	“ADS” refers to an American Depositary Share, being a registered negotiable security, listed on the New York Stock Exchange, representing one InterContinental Hotels Group PLC ordinary share of 13 29/47 pence each;

•	“Board” refers to the Board of directors of InterContinental Hotels Group PLC or, where appropriate, the Boards of directors of InterContinental Hotels Limited or Six Continents Limited;

•	“Britvic” refers to Britannia Soft Drinks Limited for the period up to November 18, 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on November 21, 2005) which became the holding company of the Britvic Group on November 18, 2005;

•	“Britvic Group” refers to Britvic and its subsidiaries;

•	“Company” refers to InterContinental Hotels Group PLC, InterContinental Hotels Limited or Six Continents Limited or their respective Board of directors as the context requires;

•	“EMEA” refers to Europe, the Middle East and Africa;

•	“Group” refers to InterContinental Hotels Group PLC and its subsidiaries or, where appropriate, InterContinental Hotels Limited or Six Continents Limited and their subsidiaries as the context requires;

•	“Hotels” refers to the hotels business of the Group;

•	“IHG” refers to InterContinental Hotels Group PLC or, where appropriate, its Board of directors;

•	“IHL” refers to InterContinental Hotels Limited, previously InterContinental Hotels Group PLC, former parent company of the Group and re-registered as a private limited company on June 27, 2005;

•	“ordinary share” or “share” refers, before April 14, 2003, to the ordinary shares of 28 pence each in Six Continents Limited; following that date and until December 10, 2004 to the ordinary shares of £1 each in IHL; following that date and until June 27, 2005 to the ordinary shares of 112 pence each in IHL; following that date and until June 12, 2006 to the ordinary shares of 10 pence each in IHG; following that date until June 4, 2007 to the ordinary shares of 11 3/7 pence each in IHG; and following June 4, 2007 to the ordinary shares of 13 29/47 pence each in IHG;

•	“Six Continents” refers to Six Continents Limited; previously Six Continents PLC and re-registered as a private limited company on June 6, 2005;

•	“Soft Drinks” refers to the soft drinks business of InterContinental Hotels Group PLC, which the Company had through its controlling interest in Britvic and which the Company disposed of by way of an initial public offering effective December 14, 2005; and

•	“VAT” refers to UK value added tax levied by HM Revenue and Customs on certain goods and services.

References in this document to the “Companies Act” mean the Companies Act 2006 of Great Britain; references to the “EU” mean the European Union; references in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland; references to “US” refer to the United States of America.

The Company publishes its Consolidated Financial Statements expressed in US dollars following a management decision to change the reporting currency from sterling during 2008. The change was made to reflect the profile of the Group’s revenue and operating profit, which are primarily generated in US dollars or US dollar-linked currencies.

In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency. Solely for convenience, this Annual Report on

Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. The noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on March 25, 2011 was £1.00 = $1.6086. For further information on exchange rates please refer to page F-23.

The Company’s fiscal year ends on December 31. The December 31 fiscal year end is in line with the calendar accounting year ends of the majority of comparable US and European hotel companies. IHG will continue to report on a December 31 fiscal year-end basis, as the Group believes this facilitates more meaningful comparisons with other key participants in the industry. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the year ended December 31, 2010 are shown as 2010 and references to the year ended December 31, 2009 are shown as 2009, unless otherwise specified, and references to other fiscal years are shown in a similar manner.

The Company’s Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s Consolidated Financial Statements for the years presented.

In keeping with UK practice IHG believes that the reporting of profit and earnings measures before exceptional items provides additional meaningful information on underlying returns and trends to shareholders. The Group’s key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans for internal financial reporting focus primarily on profit and earnings measures before exceptional items. Throughout this document earnings per ordinary share is also calculated excluding the effect of all exceptional operating items, exceptional interest, exceptional tax and gain on disposal of assets and is referred to as adjusted earnings per ordinary share.

The Company furnishes JPMorgan Chase Bank, N.A., as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Consolidated Financial Statements are prepared on the basis of IFRS. The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by registered holders of ADRs and mails to all registered holders of ADRs voting instruction cards with specific reference to the section of the Company’s website on which such notices, reports and communications can be viewed. During 2010, the Company reported interim financial information at June 30, 2010 in accordance with the Listing Rules of the UK Listing Authority. In addition, it provided quarterly financial information at March 31, 2010 and at September 30, 2010 and intends to continue to provide quarterly financial information during fiscal 2011. The Consolidated Financial Statements may be found on the Company’s website at www.ihgplc.com.

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

Financial information”; and (iv) “Item 11. Quantitative and qualitative disclosures about market risk”. Specific risks faced by the Company are described under “Item 3. Key information — Risk factors” commencing on page 10.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks involved with the Group’s reliance on the reputation of its brands and the protection of its intellectual property rights; the risks related to identifying, securing and retaining franchise and management agreements; the effect of political and economic developments; the ability to acquire and retain the right people and skills and capability to manage growth and change; the risk of events that adversely impact domestic or international travel; the risks involved in the Group’s reliance upon its proprietary reservations system and increased competition in reservations infrastructure; the risks in relation to technology and systems; the risks of the hotel industry supply and demand cycle; the possible lack of selected development opportunities; the risks related to corporate responsibility; the risk of litigation; the risks associated with the Group’s ability to maintain adequate insurance; the risks associated with the Group’s financial stability, its ability to borrow and satisfy debt covenants; compliance with data privacy regulations; the risks related to information security; and the risks associated with funding the defined benefits under its pension plans.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial data set forth below for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”), and is derived from the Consolidated Financial Statements of the Group which have been audited by its independent registered public accounting firm, Ernst & Young LLP.

IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s Consolidated Financial Statements for the years presented. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

For the year ended December 31, 2010, the selected consolidated financial data differs from the consolidated financial statements issued to UK listing authorities on February 15, 2011, as explained in Note 1 of Notes to the Consolidated Financial Statements.

Consolidated Income Statement Data

	Year ended December 31,
	2010	2009	2008	2007	2006
	($ million, except earnings per ordinary share)

Revenue:
Continuing operations	1,628	1,538	1,897	1,817	1,487
Discontinued operations	—	—	—	33	278

	1,628	1,538	1,897	1,850	1,765

Total operating profit before exceptional operating items:
Continuing operations	444	363	549	488	374
Discontinued operations	—	—	—	3	50

	444	363	549	491	424

Exceptional operating items:
Continuing operations	(7)	(373)	(132)	60	48
Discontinued operations	—	—	—	—	—

	(7)	(373)	(132)	60	48

Total operating profit/(loss):
Continuing operations	437	(10)	417	548	422
Discontinued operations	—	—	—	3	50

	437	(10)	417	551	472
Financial income	2	3	12	18	48
Financial expenses	(64)	(57)	(113)	(108)	(68)

Profit/(loss) before tax	375	(64)	316	461	452

Tax:
On profit before exceptional items	(98)	(15)	(101)	(90)	(97)
On exceptional operating items	1	112	17	—	(11)
Exceptional tax credit	—	175	25	60	184

	(97)	272	(59)	(30)	76

Profit after tax	278	208	257	431	528
Gain on disposal of assets, net of tax*	2	6	5	32	226

Profit for the year	280	214	262	463	754

Attributable to:
Equity holders of the parent	280	213	262	463	754
Non-controlling interest	—	1	—	—	—

Profit for the year	280	214	262	463	754

Earnings per ordinary share:
Continuing operations:
Basic	96.5¢	72.6¢	89.5¢	134.1¢	127.5¢
Diluted	93.9¢	70.2¢	86.8¢	130.4¢	124.3¢

Total operations:
Basic	97.2¢	74.7¢	91.3¢	144.7¢	193.8¢
Diluted	94.6¢	72.2¢	88.5¢	140.7¢	189.0¢

*	Relates to discontinued operations.

Consolidated Statement of Financial Position Data

	December 31,
	2010	2009	2008	2007	2006
	($ million, except number of shares)

Goodwill and intangible assets	358	356	445	556	516
Property, plant and equipment	1,690	1,836	1,684	1,934	1,956
Investments and other financial assets	178	175	195	253	251
Retirement benefit assets	5	12	40	49	—
Deferred tax assets	88	95	—	—	—
Current assets	466	419	544	710	892
Non-current assets classified as held for sale	—	—	210	115	98

Total assets	2,785	2,893	3,118	3,617	3,713

Current liabilities	943	1,040	1,141	1,226	1,261
Long-term debt	776	1,016	1,334	1,748	594
Net assets	278	156	1	98	1,346
Equity share capital	155	142	118	163	129
IHG shareholders’ equity	271	149	(6)	92	1,330

Number of shares in issue at period end (millions)	289	287	286	295	356

Dividends

InterContinental Hotels Group PLC paid an interim dividend of 8.0 pence per share (equivalent to 12.8 cents per ADS at the closing exchange rate of August 6, 2010) on October 1, 2010. The IHG Board has proposed a final dividend of 22.0 pence per share (equivalent to 35.2 cents per ADS at the closing exchange rate on February 11, 2011), payable on June 3, 2011, if approved by shareholders at the Annual General Meeting to be held on May 27, 2011, bringing the total IHG dividend for the year ended December 31, 2010 to 30.0 pence per share (equivalent to 48.0 cents per ADS).

The table below sets forth the amounts of interim, final and total dividends on each ordinary share in respect of each fiscal year indicated. Comparative dividends per share have been restated using the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC. For the purposes of showing the dollar amount per ADS in respect of the interim and final dividends for each of 2006 and 2007, such amount is translated into US dollars per ADS at the Noon Buying Rate on the UK payment date. In respect of the interim and final dividends for each of 2008, 2009 and 2010 such amounts are translated from US dollars into GBP at the prevailing exchange rate immediately prior to their announcement.

Ordinary dividend

	Pence per ordinary share			$ per ADS
	Interim	Final	Total	Interim	Final	Total

Year ended December 31,
2006	5.10	13.30	18.40	0.096	0.259	0.355
2007	5.70	14.90	20.60	0.115	0.292	0.407
2008	6.40	20.20	26.60	0.122	0.292	0.414
2009	7.30	18.70	26.00	0.122	0.292	0.414
2010	8.00	22.00	30.00	0.128	0.352	0.480

Special dividend

	Pence per
	ordinary share	$ per ADS

June 2006	118.00	2.17
June 2007	200.00	4.00

RISK FACTORS

This section describes the principal risks that could materially affect the Group’s business. The factors below should be considered in connection with any financial and forward-looking information in this Form 20-F and the cautionary note regarding forward-looking statements contained on pages 5 and 6.

The risks below are not the only ones that the Group faces. Some risks are not yet known to the Group and some that the Group does not currently believe to be material could later turn out to be material.

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

In particular, where the Group is unable to enforce adherence to its operating and quality standards, or the significant regulations applicable to hotel operations, pursuant to its franchise and management contracts, there may be further adverse impact upon brand reputation or customer perception and therefore the value of the hotel brands.

Given the importance of brand recognition to the Group’s business, the Group has invested considerable resources in protecting its intellectual property, including registration of trademarks and domain names. However, the controls and laws are variable and subject to change. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group’s brands and its ability to develop the business.

The Group is exposed to a variety of risks related to identifying, securing and retaining franchise and management agreements

The Group’s growth strategy depends on its success in identifying, securing and retaining franchise and management agreements. This is an inherent risk for the hotel industry and franchise business model. Competition with other hotel companies may generally reduce the number of suitable franchise, management and investment opportunities offered to the Group and increase the bargaining position of property owners seeking to become a franchisee, or engage a manager. The terms of new franchise or management agreements may not be as favorable as current arrangements and the Group may not be able to renew existing arrangements on similarly favorable terms or at all.

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

The Group is exposed to the risks of political and economic developments

The Group is exposed to the inherent risks of global and regional adverse political, economic and financial market developments, including recession, inflation, availability of affordable credit and currency fluctuations that could lower revenues and reduce income. A recession reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. This may result in deterioration of results of operations and potentially reduce the value of properties in affected economies. The owners or potential owners of hotels franchised or managed by the Group face similar risks which could adversely impact the Group’s ability to retain and secure franchise or management agreements. More specifically, the Group is highly exposed to the US market and, accordingly, is particularly susceptible to adverse changes in the US economy.

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

The Group requires the right people, skills and capability to manage growth and change

In order to remain competitive, the Group must employ the right people. This includes hiring and retaining highly skilled employees with particular expertise or leadership capability. The implementation of the Group’s strategic business plans could be undermined by failure to build resilient corporate culture, recruit or retain key personnel, unexpected loss of key senior employees, failures in the Group’s succession planning and incentive plans, or a failure to invest in the development of key skills.

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

The Group is exposed to the risk of events that adversely impact domestic or international travel

The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, epidemics, travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters, resulting in reduced worldwide travel or other local factors impacting individual hotels. A decrease in the demand for hotel rooms as a result of such events may have an adverse impact on the Group’s operations and financial results. In addition, inadequate preparedness, contingency planning or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently impact the value of the brand or the reputation of the Group.

The Group is reliant upon its proprietary reservations system and is exposed to the risk of failures in the system and increased competition in reservations infrastructure

The value of the brands of the Group is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservations system, a central repository of all hotel room inventories linked electronically to multiple sales channels including the Group’s own websites, call centers and hotels, third-party intermediaries and travel agents.

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

The Group is exposed to inherent risks in relation to technology and systems

The Group is reliant upon certain technologies and systems (including IT systems) for the running of its business, particularly those which are highly integrated with business operational processes. Disruption to those technologies or systems could adversely affect the efficiency of the business, notwithstanding business continuity or disaster recovery processes. The Group may have to make substantial additional investments in new technologies or systems to remain competitive. Failing to keep pace with developments in technologies or systems may put the Group at a competitive disadvantage. The technologies or systems that the Group chooses may not be commercially successful or the technology or system strategy employed may not be sufficiently aligned with the needs of the business or responsive to changes in business strategy. As a result, the Group could lose customers, fail to attract new customers or incur substantial costs or face other losses.

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

The Group may experience a lack of selected development opportunities

While the Group is operating in 100 countries and territories, if the availability of suitable development sites becomes limited for the Group and its prospective hotel owners, for example, due to saturation or changing geo-political circumstances, this could adversely affect the Group’s future growth pipeline.

The Group is exposed to risks related to corporate responsibility

The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of key stakeholders and the communities in which the Group operates. The social and environmental impacts of business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to demonstrate sufficiently responsible practices, ethical behavior or fails to comply with regulatory requirements in a number of areas such as fraud, bribery and corruption, safety and security, sustainability and responsible tourism, environmental management, equality, diversity and human rights, and support for local communities.

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

The Group may face difficulties insuring its business

Historically, the Group has maintained insurance at levels determined to be appropriate in light of the cost of cover and the risk profiles of the business in which it operates. However, forces beyond the Group’s control including market forces, may limit the scope of coverage the Group can obtain and the Group’s ability to obtain coverage at reasonable rates. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters may be uninsurable or simply too expensive to insure. Inadequate or insufficient insurance could expose the Group to large claims or could result in the loss of capital invested in properties, as well as the anticipated future revenue from properties, and could leave the Group responsible for guarantees, debt or other financial obligations related to such properties.

The Group is exposed to a variety of risks associated with its financial stability, ability to borrow and satisfy debt covenants

While the strategy of the Group is to extend the hotel network through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities, and to maintain and improve owned hotels. The Group is reliant on having financial strength and access to borrowing facilities to meet these expected capital requirements. The majority of the Group’s borrowing facilities are only available if the financial covenant in the facilities are complied with. Non-compliance with covenants could result in the lenders demanding repayment of the funds advanced. If the Group’s financial performance does not meet market expectations, it may not be able to refinance existing facilities on terms considered favorable.

The Group is required to comply with data privacy regulations

Existing and emerging data privacy regulations limit the extent to which the Group can use personal identifiable information. Compliance with these regulations in each jurisdiction in which the Group operates may require changes in the way data is collected, monitored, shared and used, which could increase operating costs or limit the advantages from processing such data. In addition, non-compliance with data privacy regulations may result in fines, damage to reputation or restrictions on the use or transfer of information.

The Group is exposed to the risks related to information security

The Group is increasingly dependent upon the availability, integrity and confidentiality of information including, but not limited to, guest and employee credit card, financial and personal data, business performance and financial reporting.

The reputation and performance of the Group may be adversely affected if it fails to maintain appropriate confidentiality of information and ensure relevant controls are in place to enable the release of information only through the appropriate channels in a timely and accurate manner.

The Group is exposed to funding risks in relation to the defined benefits under its pension plans

The Group is required by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for members of its UK pension plans who are entitled to defined benefits. In addition, if certain plans of the Group are wound-up, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of defined benefits to a level which is higher than the minimum legal requirements. The contributions payable by the Group must be set with a view to making prudent provision for the benefits accruing under the plans of the Group.

In particular, the trustees of the Group’s UK defined benefit plan may demand increases to the contribution rates relating to the funding of this plan, which would oblige relevant employers of the Group to contribute extra amounts. The trustees must consult the plan’s actuary and principal employer before exercising this power. In practice, contribution rates are agreed between the Group and the trustees on actuarial advice, and are set for three-year terms. The funding implications of the last actuarial review are disclosed in the notes to the Group’s Consolidated Financial Statements on page F-30.

ITEM 4.	INFORMATION ON THE COMPANY

SUMMARY

Group overview

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts (“InterContinental”), Crowne Plaza Hotels & Resorts (“Crowne Plaza”), Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations) (“Holiday Inn”), Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. At December 31, 2010, the Group had 4,437 franchised, managed, owned and leased hotels and 647,161 guest rooms in 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

The Group’s revenue and earnings are derived from hotel operations, which include franchise and other fees paid under franchise agreements, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and operation of the Group’s owned and leased hotels.

At March 25, 2011, InterContinental Hotels Group PLC had a market capitalization of approximately £3.7 billion, and was included in the list of FTSE 100 companies, a list of the 100 largest companies by market capitalization on the London Stock Exchange.

InterContinental Hotels Group PLC is the holding company for the Group. Six Continents Limited (formerly Six Continents PLC), which was formed in 1967, is the principal subsidiary company. The Company’s corporate headquarters are in the United Kingdom, and the registered address is:

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

Acquisitions and dispositions

From Separation to December 31, 2010, 185 hotels with a net book value of $5.3 billion have been sold, generating aggregate proceeds of $5.6 billion. Of these 185 hotels, 166 hotels have remained in the Group’s global system (the number of hotels and rooms franchised, managed, owned and leased by the Group) through either franchise or management agreements. At December 31, 2010, the Group owned 15 hotels.

The following provides details relating to the hotels disposed and retained pursuant to the asset disposal program.

Asset disposal program detail	Number of hotels	Proceeds	Net book value
	($ billion)

Disposed since April 2003	185	5.6	5.3
Remaining owned and leased hotels as of December 31, 2010	15	—	1.5

During 2010, the Group disposed of the Holiday Inn Lexington for $5 million and the InterContinental Buckhead, Atlanta for $105 million. During 2009, the Group disposed of the InterContinental Sao Paulo for $22 million. During 2008, the Group disposed of the Holiday Inn Jamaica for $30 million.

The Group also divested a number of equity interests for total proceeds of $17 million, $15 million and $61 million in 2010, 2009 and 2008, respectively. The most significant interests sold were a 31.25% interest in the Crowne Plaza Christchurch and a 17% interest in the Crowne Plaza Amsterdam in 2008. In 2010, a loan repayment of $11 million was also received.

The asset disposal program which commenced in 2003 has significantly reduced the capital requirements of the Group whilst largely retaining the hotels in the Group’s system through management and franchise agreements.

Capital expenditure in 2010 totaled $95 million compared with $148 million in 2009 and $108 million in 2008. 2009 included the $65 million purchase of the Hotel Indigo San Diego.

At December 31, 2010 capital committed, being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Consolidated Financial Statements, totaled $14 million.

On October 24, 2007 the Group announced a worldwide relaunch of its Holiday Inn brand family which is now substantially complete. In support of this relaunch, the Group has made a non-recurring revenue investment of $63 million which has been charged to the Consolidated income statement as an exceptional item since the 2007 relaunch. During 2010, $9 million (2009 $19 million, 2008 $35 million) was charged.

Return of funds

Since March 2004, the Group has returned over £3.5 billion of funds to shareholders by way of special dividends, share repurchase programs and capital returns (see table below).

A £150 million share repurchase program was announced on February 20, 2007. During 2010 no shares were repurchased. By March 25, 2011, a total of 14.4 million shares had been repurchased under the £150 million repurchase program at an average price per share of 831 pence per share (approximately £120 million). Purchases are made under the existing authority from shareholders which will be renewed at the Company’s Annual General Meeting. Any shares repurchased under these programs will be canceled.

Information relating to the purchases of equity securities can be found in Item 16E.

Return of funds program	Timing	Total return	Returned to date(i)	Still to be returned

£501 million special dividend	Paid in December 2004	£501m	£501m	Nil
First £250 million share buyback	Completed in 2004	£250m	£250m	Nil
£996 million capital return	Paid in July 2005	£996m	£996m	Nil
Second £250 million share buyback	Completed in 2006	£250m	£250m	Nil
£497 million special dividend	Paid in June 2006	£497m	£497m	Nil
Third £250 million share buyback	Completed in 2007	£250m	£250m	Nil
£709 million special dividend	Paid in June 2007	£709m	£709m	Nil
£150 million share buyback	Deferred	£150m	£120m	£30m

Total		£3,603m	£3,573	£30m

(i)	As of March 25, 2011.

Hotels

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations), Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. At December 31, 2010, the Group had 4,437 franchised, managed, owned and leased hotels and 647,161 guest rooms in 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

SEGMENTAL INFORMATION

Geographic segmentation

The following table show the Group’s revenue and operating profit before exceptional operating items and the percentage by geographical area, for the years ended December 31, 2010, 2009 and 2008.

	Year ended December 31,
	2010	2009	2008
	($ million)

Revenue(1)
Americas	807	772	963
EMEA	414	397	518
Asia Pacific	303	245	290
Central(2)	104	124	126

Total	1,628	1,538	1,897

Operating profit before exceptional operating items(1)(3)
Americas	369	288	465
EMEA	125	127	171
Asia Pacific	89	52	68
Central	(139)	(104)	(155)

Total	444	363	549

	Year ended December 31,
	2010	2009	2008
	(%)

Revenue
Americas	49.6	50.2	50.8
EMEA	25.4	25.8	27.3
Asia Pacific	18.6	15.9	15.3
Central	6.4	8.1	6.6

Total	100.0	100.0	100.0

Operating profit before exceptional operating items
Americas	83.1	79.3	84.7
EMEA	28.2	35.0	31.1
Asia Pacific	20.0	14.3	12.4
Central	(31.3)	(28.6)	(28.2)

Total	100.0	100.0	100.0

(1)	The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.65 (2009 $1 = £0.64, 2008 $1 = £0.55). In the case of the euro, the translation rate is $1 = €0.76 (2009 $1 = €0.72, 2008 $1 = €0.68).

(2)	Central revenue primarily relates to Holidex (the Group’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

(3)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region were the Americas $8 million (2009 $301 million, 2008 $99 million); EMEA credit of $3 million (2009 $22 million, 2008 $21 million); Asia Pacific $2 million (2009 $7 million, 2008 $2 million); and Central $nil (2009 $43 million, 2008 $10 million).

BUSINESS OVERVIEW

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations), Holiday Inn Express, Staybridge Suites Candlewood Suites and Hotel Indigo. At December 31, 2010, the Group had 4,437 franchised, managed, owned and leased hotels and 647,161 guest rooms in 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

Industry and market trends

2010 was a turnaround year for the global economy, with clear signs that the global recession was easing during the second half and business and consumer confidence returning. This assisted the hotel industry’s recovery from a challenging economic period. The lodging industry is cyclical, tending to reflect the state of the general economic cycle. Historically, in previous cycles the industry has experienced periods of five to eight years of growth in revenue per available room (RevPAR) followed by up to two years of decline. Demand has rarely fallen for sustained periods and it is the interplay between hotel supply and demand that drives longer-term fluctuations in RevPAR.

The expected recovery in demand took place in 2010. The more modest increases in industry pricing, or average daily rate, which along with occupancy make up RevPAR, was caused by the increase in supply of hotel rooms globally, a legacy of the growth in hotel construction which began prior to the downturn.

The sustained success of the economic recovery is likely to be determined by both the challenging choices policy makers are faced with regarding austerity measures and the issues surrounding sovereign debt, along with the response of corporations and the financial sector. Corporations will need to play an important role in the recovery through sustained investment and job creation, and the Group, with an ambitious program to open new hotels, anticipates the need to recruit approximately 160,000 people over the next few years.

The Group monitors key industry drivers and business fundamentals, such as RevPAR, to ensure its strategy remains well suited to the environment and the Group’s capabilities.

Different regions, countries and types of demand vary in the speed they recover and it is our understanding of local demand drivers, combined with a global outlook, that help us anticipate the needs of different types of guest demand and so continue to develop the business to meet these needs. As an example, the Group’s recent launch of new tools to support meetings and events in our hotels was well-timed with the earlier than anticipated recovery in this type of demand. Many commentators thought meetings and events business would remain subdued into 2011.

There are a number of external drivers from which IHG expects to benefit:

•	global economic recovery — the global economy grew by 3.8% during 2010 (Oxford Economics), and US historic market data show that following recessions, hotel industry revenues broadly increase ahead of Gross Domestic Product (GDP) (Smith Travel Research). We expect the current recovery to be similar, and are investing in the business to capture demand as it continues to strengthen;

•	increase in affluence and freedom to travel in emerging markets — countries such as China are increasingly significant as domestic and international travel markets. They already have a sizeable hotel industry, and the importance of hotel brands in such emerging markets is growing;

•	rising global travel volumes — airline capacity continues to grow, with affordability of travel improving globally. Business travel is expected to recover in most markets in 2011 and leisure travellers — who have been resilient in the downturn — will continue to travel both internationally and within domestic markets;

•	change in demographics — as the population ages and becomes wealthier in developed markets, increased leisure time and incomes encourage more travel and hotel stays; conversely, younger generations are increasingly seeking a better work/life balance, with higher expectations from those providing their accommodation. This has positive implications for increased leisure travel; and

•	demand for branded hotels is growing faster than that for independent hotels.

Our strategy

With a portfolio of well-established brands, in the best developed and emerging markets, the Group is using its size, scale, people and expertise to realize its Vision of becoming one of the world’s great companies. The Group will be a great company when guests love to stay with us, people love to work for us, owners love our brands and investors love our performance. This strategy is measured by a series of key performance indicators around ‘‘Where we compete’’ and ‘‘How we win’’ (pages 22 and 23).

The Group’s strategy has ensured that it remains the largest hotel company in the world, by number of rooms. By grounding its operations and growth in its core purpose of creating Great Hotels Guests Love, the Company uses elements of its strategy, such as the business model of third-party ownership, to grow faster than its global competitors.

Delivering the elements of the Group’s strategy

Competing with an appropriate business model

The Group’s business model has a clear focus on franchising and managing hotels, rather than owning them outright, enabling the Group to grow at an accelerated pace, with limited capital investment. Furthermore, the Group benefits from the reduced volatility of fee-based income streams, as compared with the ownership of assets.

A key characteristic of the franchised and managed business is that it generates more cash than is required for investment in the business, with a high return on capital employed. At December 31, 2010 87% of operating profit before regional and central overheads, exceptional items, interest and tax is derived from franchised and managed operations.

Where necessary, the Group actively supports its brands by employing its own capital to showcase “best-in-class” operations through flagship assets.

The Group’s business model creates opportunities to build relationships with independent hotel owners and generate revenues by offering access to our global demand delivery systems, where guests can book their hotels through the Group’s booking channels, including branded websites and call centers. The latest example is our strategic relationship with Summit Hotel Properties Inc. (“Summit”), a US hotel investment company focused on branded hotels. On any unbranded hotel bought by Summit, the Group now has first rights to give the hotel a Group’s brand and earn fee revenues through generating demand for that hotel.

The key features of the Group’s business model are represented in the following table and charts.

		Marketing and			The Group’s	The Group’s
	Brand	distribution	Staff	Ownership	capital	income

Franchised This is the largest part of our business: 3,783 hotels operate under franchise agreements	The Group’s brands	The Group	Third party	Third party	None	Fee % of rooms revenue

Managed The Group manages 639 hotels worldwide	The Group’s brands	The Group	The Group usually supplies general manager as a minimum	Third party	Low/none	Fee % of total revenue plus % of profit

Owned and leased The Group owns 15 hotels worldwide (less than 1% of our portfolio)	The Group’s brands	The Group	The Group	The Group	High	All revenues and profits

The following table shows the number of hotels and rooms franchised, managed, owned and leased by the Group as at December 31, 2010, 2009 and 2008.

			Managed
			contracts and joint
	Franchised		ventures		Owned and leased		Total
	No. of	No. of	No. of	No. of	No. of	No. of	No. of	No. of
	hotels	rooms	hotels	rooms	hotels	rooms	hotels	rooms

2010	3,783	479,320	639	162,711	15	5,130	4,437	647,161
2009	3,799	483,541	622	157,287	17	5,851	4,438	646,679
2008	3,585	465,967	585	148,240	16	5,644	4,186	619,851

The Group’s continuing operating profit* by ownership type for the year ended December 31, 2010:

The Group’s global room count by ownership type at December 31, 2010:

*	Before regional and central overheads, exceptional items, interest and tax

Competing in developed and emerging markets

When considering open hotel rooms and those in development, the Group has leadership positions in 15 of the top 20 markets globally. These markets alone account for over 80% of global lodging spend. These include large developed markets such as the United States (“US”), United Kingdom (“UK”), and Germany, as well as emerging markets like China.

The US is the largest market for branded rooms, with 3.4 million. The segment in the US with the greatest share is midscale, with 1.3 million branded hotels rooms, and the Group’s Holiday Inn brand family is the largest operator in this segment.

The Group is also focused on growing in large markets such as the UK and Germany where it ranks second and third, respectively in terms of number of available rooms. The benefits of a large hotel presence across these high-value self-supporting markets for the Group include the ability to build relationships with the largest possible number of guests.

The Group is the largest hotel company in China, the emerging market with the greatest scale, having 0.5 million branded rooms. The Group, which was the first international chain to open hotels in the country, remains the largest, with close to 50,000 rooms. The rapid pace of openings for the Group and the wider lodging industry shows that China, and other emerging markets are behaving as the Group has seen in developed markets over the past 50 years. The strong demand drivers for hotels suggest these will remain key growth markets.

Outside the largest markets, the Group focuses on achieving presence for its biggest brands in key gateway cities which show the potential for high demand from business and leisure guests, and where its brands can generate revenue premiums.

In the hotel industry, the future supply of hotels and hotel rooms is visible through the pipeline, and the Group’s pipeline reflects the sustainability of its leadership position.

In 2010, the Group’s portfolio opened 35,744 rooms in 29 countries, and signed a further 55,598 into the pipeline, across 38 countries. The Group currently has 204,859 rooms in 1,275 hotels under development in 64 countries.

The Group’s pipeline ensures sustainable development in new and emerging markets that best suit the Company’s strengths and anticipate the future needs of customers. The Group has committed development teams ensuring a sizeable pipeline in developing markets: during 2010 the Group opened 7,253 rooms in Greater China, representing 20% of all new rooms opened by it across the globe during 2010.

The Group’s pipeline is the largest branded hotel pipeline in the world, representing 18% of all hotels under development, including those that are independent or unaffiliated.

Winning with our scale and expertise

The major benefit the Group brings to guests who stay in the Group’s portfolio of hotels, and owners who invest with us, is our system to help guests book and stay with us, and then maintain the relationship with them after they leave. This includes having hotels in key locations, great brands with consumer appeal, efficient reservations systems, global web presence, our loyalty rewards schemes, along with other elements. Together, these form the largest such ‘system’ in the industry and are the engine of our business, delivering, on average, 68% of total rooms revenue in 2010.

With continued focus on the success of this global system, we have developed “best-in-class” marketing and technology to support our hotels and drive incremental revenues.

Our focus on key geographical markets where we operate a large number of hotels, such as the US, UK, China, Middle East and Germany, means we can run hotels and our operating system with greater efficiencies, delivering more to the consumer at a lower cost.

The size of the global hotel market is estimated by the Group to be close to 20 million rooms. Competitors in the market include other branded hotel companies, both large and small, international and domestic, and independently owned hotels.

IHG remains the largest branded hotel company, with our share currently at approximately 10% of the branded rooms (Smith Travel Research), and a presence in 100 countries and territories. Leading research (Smith Travel Research) calculates that there are 6.6 million branded hotel rooms, with the remainder a combination of independent hotels, guesthouses and other types of lodging.

Although currently less than half of all hotel rooms are branded, the benefits of being part of a brand are recognized by many owners and the growth of branded rooms has exceeded the growth of unbranded rooms over the past 10 years. Raising finance is still an issue globally, and branded hotels are perceived as offering greater security through global reservations systems, loyalty schemes, and international networks. Branded hotel companies, such as the Group, are attractive to independent hotel owners and are therefore gaining market share at the expense of the unbranded portion of the industry. The Group is well positioned to benefit from this trend.

Hotel owners are increasingly recognising the benefits of franchising or managing with the Group, which can offer a portfolio of brands to suit the different real estate opportunities an owner may have, together with effective revenue delivery through global reservations channels. Furthermore, hotel ownership is increasingly being separated from hotel operations, encouraging hotel owners to use third parties, such as the Group, to manage their hotels.

Winning with our people and values

Our Vision can only be realized if we have collaborative and engaged employees, delivering the right experience to our guests through shared values and living our brands. We have extensive on-boarding, communication, development and recognition programs, aligned under our employment brand, “Room to be yourself”, providing the right environment for our people to be successful.

Our people dictate our culture, and the Group is aligned around great values which are consistently brought to life through a set of five behaviors, the “Winning Ways”:

•	Do the right thing;

•	Show we care;

•	Aim Higher;

•	Celebrate difference; and

•	Work better together.

Business relationships with others

The Group maintains effective relationships across all aspects of its operations. The Group’s operations are not dependent upon any single customer, supplier or hotel owner due to the extent of its brands, market segments and geographical coverage. For example, the Group’s largest third-party hotel owner controls just 3% of the Group’s total room count.

The Group continued to enhance and streamline its procurement processes during 2010, and with the implementation of initiatives to combat waste and enhance relationships with suppliers, the Group is striving to ensure best-practice is employed throughout the Group. With a focus on ensuring high-quality goods and services are sourced at competitive prices, the Group strives to ensure enhanced value for the Group, our hotel owners and shareholders.

IHG is proud of its strong and important relationship with the IAHI, the Owners’ Association for owners of hotels in the Group’s seven brands across the world. IHG meets with the IAHI, in large and small groups, on a regular basis and works together to support and facilitate the continued development of the Group’s brands and systems. During 2010, the combined work of the Group and IAHI implemented several enhancements to the Group’s system.

Examples of such enhancements include:

Holiday Inn relaunch — the near completion of the $1 billion global relaunch of the Holiday Inn brand family;

InnSupply — improving purchasing efficiencies and streamlining the procurement processes across both organizations;

Way of Sales — developing “best-in-class” practices for the sales operations of both organizations, having identified critical roles for generating revenues;

Celebrate Service week — giving recognition and thanks to the many thousands of front-line employees, and emphasizing engagement through the Group’s brands; and

People Tools — enhancing the recruitment, hiring, training and retention practices across both organizations, with specific focus on reflecting the individual qualities of each brand. These tools are supplied to all hotels: managed, franchised and owned and leased.

Many jurisdictions and countries regulate the offering of franchise agreements and recent trends indicate an increase in the number of countries adopting franchise legislation. As a significant percentage of the Group’s revenue is derived from franchise fees, the Group’s continued compliance with franchise legislation is important to the successful deployment of the Group’s strategy.

Measuring our success

We measure our success in terms of shareholder value, as well as through a set of strategic priorities. These form our key performance indicators (KPIs) to ensure a consistent approach to running the business. These KPIs consist of “Where we compete”, including the appropriate business model, key target markets and consumer segments; and “How we win”, including financial returns, our people, the guest experience and responsible business.

Where we compete

	Key performance	Current status and
Strategic priorities	indicators (KPIs)	2010 developments	2011 priorities

To accelerate profitable growth of our core business in the largest markets where presence and scale really count and also in key global gateway cities. Seek opportunities to leverage our scale in new business areas.	• Sustained system size growth; and • deal signings focused in scale markets and key gateway cities.	• System size maintained at 647,161 rooms;
•   over 90% of deals signed in scale markets and key gateway cities;
•   re-entry into Hawaii with a Holiday Inn Resort;
•   opening our second Hotel Indigo in London, and our first in Asia Pacific, on the Bund in Shanghai;
•   17 signings of Hotel Indigo and Staybridge Suites outside of North America; and
• 259 hotels opened globally.	• Continue international roll-out of Staybridge Suites and Hotel Indigo;
•   accelerate growth strategies in quality locations in agreed scale markets; and
• continue to leverage scale and build upon improved strategic position during the economic downturn.

How we win

Strategic priorities
Financial returns
To generate higher returns for owners and the Group through increased revenue share, improved operating efficiency and growing margins.

Our people
Creating hotels that are well run, with brands brought to life by people who are proud of the work they do.

Guest experience
To operate a portfolio of brands attractive to both owners and guests that have clear market positions and differentiation in the eyes of the guest.

Responsible business
To take a proactive stance and seek creative solutions through innovation and collaboration on environment and community issues, and to drive increased value for the Group, owners, guests and the communities where we operate.	Current status and 2010 developments
• Further procurement efficiencies made;
• enhanced Customer Relationship Management with new technology and campaign management tools to involve non-Priority Club Rewards (PCR) members; and
• enhanced communications with PCR loyalty program members with refreshed loyalty systems.

• Launched and cascaded our Vision to become one of the world’s great companies;
• developed management tools to deliver a branded guest experience;
• further emphasis on our culture of learning and development with industry recognition;
• “Celebrate Service” week — a global event to recognize our people, in partnership with the IAHI ownership community; and
• managing employee engagement.

• Global pilots to identify opportunities to create branded hallmarks with guest appeal;
• near completion of the Holiday Inn relaunch; and
• grew our industry-leading loyalty program PCR, to 56 million members, contributing $6.5 billion of global system rooms revenue.

• “Green Engage” developed (patent pending); rolled out to over 1,000 hotels by December 31, 2010;
• collaborated with the University of Oxford’s Department of Plant Sciences to understand better how hotel design and development impacts the environment; and
• Corporate Responsibility approach defined and agreed.	2011 priorities
• Capitalize on recovery of group and meetings business;
• strengthen global sales force effectiveness;
• optimize revenues from third party and Group websites;
• ensure the Group’s industry leading system of delivering demand and revenue to hotels retains competitive advantage; and
• strengthen loyalty program, with enhanced member offer.

• Cascade of branded management tools to whole hotel estate, including our franchised hotels;
• ongoing partnership with IAHI ownership community for people events;
• continued focus on developing skills to deliver our Vision and branding capability; and
• opportunities for employees and communities to be involved with Olympics partnership.

• Leverage strong position of Holiday Inn relaunch with roll-out of global marketing initiatives;
• ensure growth plans of each brand aligns fully with corporate Vision;
• focus on strength of Priority Club Rewards and visibly enhance offering to its members in hotels and across global reservations channels; and
• increase the Group’s business from Priority Club Rewards members.

• Continue to roll out “Green Engage” to our owned and managed hotels, and expand into the franchised estate in all regions;
• work with stakeholders, such as Harvard University, to educate decision-makers on the Group’s economic impacts; and
• continue to embed our community strategy, including establishing the “IHG Academy” program and activating our strategic partner in providing disaster recovery.

Segmental Results by Activity

The following table shows the Group’s continuing revenue and operating profit before exceptional operating items by activity and the percentage contribution of each activity, for the years ended December 31, 2010, 2009 and 2008.

	Year ended December 31,
	2010	2009	2008
	($ million)

Revenue(1)
Americas
Franchised	465	437	495
Managed	119	110	168
Owned and leased	223	225	300

	807	772	963

EMEA
Franchised	81	83	110
Managed	130	119	168
Owned and leased	203	195	240

	414	397	518

Asia Pacific
Franchised	12	11	18
Managed	155	105	113
Owned and leased	136	129	159

	303	245	290

Central(2)	104	124	126

Total	1,628	1,538	1,897

Operating profit before exceptional operating items(1)(3)
Americas
Franchised	392	364	426
Managed	21	(40)	51
Owned and leased	13	11	55
Regional overheads	(57)	(47)	(67)

	369	288	465

EMEA
Franchised	59	60	75
Managed	62	65	95
Owned and leased	40	33	45
Regional overheads	(36)	(31)	(44)

	125	127	171

Asia Pacific
Franchised	7	5	8
Managed	73	44	55
Owned and leased	35	30	43
Regional overheads	(26)	(27)	(38)

	89	52	68

Central(2)	(139)	(104)	(155)

Total	444	363	549

Footnotes on page 25.

	Year ended December 31,
	2010	2009	2008
	(%)

Revenue
Americas
Franchised	28.6	28.4	26.1
Managed	7.3	7.2	8.9
Owned and leased	13.7	14.6	15.8

	49.6	50.2	50.8

EMEA
Franchised	5.0	5.4	5.8
Managed	8.0	7.7	8.9
Owned and leased	12.4	12.7	12.6

	25.4	25.8	27.3

Asia Pacific
Franchised	0.7	0.7	0.9
Managed	9.5	6.8	6.0
Owned and leased	8.4	8.4	8.4

	18.6	15.9	15.3

Central	6.4	8.1	6.6

Total	100.0	100.0	100.0

Operating profit before exceptional operating items
Americas
Franchised	88.3	100.2	77.6
Managed	4.7	(11.0)	9.3
Owned and leased	2.9	3.0	10.0
Regional overheads	(12.8)	(12.9)	(12.2)

	83.1	79.3	84.7

EMEA
Franchised	13.3	16.5	13.6
Managed	14.0	17.9	17.3
Owned and leased	9.0	9.1	8.2
Regional overheads	(8.1)	(8.5)	(8.0)

	28.2	35.0	31.1

Asia Pacific
Franchised	1.6	1.4	1.5
Managed	16.4	12.1	10.0
Owned and leased	7.9	8.2	7.8
Regional overheads	(5.9)	(7.4)	(6.9)

	20.0	14.3	12.4

Central	(31.3)	(28.6)	(28.2)

Total	100.0	100.0	100.0

(1)	The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate $1 = £0.65 (2009 $1 = £0.64, 2008 $1 = £0.55). In the case of the euro, the translation rate is $1 = €0.76 (2009 $1 = €0.72, 2008 $1 = €0.68).

(2)	Central revenue primarily relates to Holidex (the Group’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

(3)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region were the Americas $8 million (2009 $301 million, 2008 $99 million); EMEA credit of $3 million (2009 $22 million, 2008 $21 million); Asia Pacific $2 million (2009 $7 million, 2008 $2 million); and Central $nil (2009 $43 million, 2008 $10 million).

Global System

In addition to management or franchise fees, hotels within the Group’s system pay cash assessments and contributions which are collected by the Group for specific use within the System Fund (the “Fund”). The Fund also receives proceeds from the sale of Priority Club Rewards points. The Fund is managed for the benefit of hotels in the system with the objective of driving revenues for the hotels. The Fund is used to pay for marketing, the Priority Club Rewards loyalty program and the global reservations system.

Priority Club Rewards:  The Group’s worldwide loyalty scheme, Priority Club Rewards, is the largest of its kind in the hotel industry. Members enjoy a variety of privileges and rewards as they stay at the Group’s hotels around the world. The global system room revenue generated from Priority Club Rewards members during 2010 was $6.6 billion. Priority Club Rewards membership reached 56 million customers as at December 31, 2010, compared to 48 million as at December 31, 2009.

Central Reservations System Technology:  The Group operates the HolidexPlus reservations system. The HolidexPlus system receives reservations requests entered on terminals located at most of the Group’s reservations centers, as well as from global distribution systems operated by a number of major corporations and travel agents. Where local hotel systems allow, the HolidexPlus system immediately confirms reservations or indicates alternative accommodation available within the Group’s network. Confirmations are transmitted electronically to the hotel for which the reservation is made.

Reservations Call Centers:  The Group operates 10 reservations call centers around the world which enable it to sell in local languages in many countries and offer a high quality service to customers.

Internet:  The Group introduced electronic hotel reservations in 1995. The Internet is an important communications, branding and distribution channel for hotel sales. During 2010, 24% (24% in 2009) of global system room revenue booked via the Internet through various branded websites, such as www.intercontinental.com and www.holidayinn.com, as well as certified third parties.

The Group has established standards for working with third-party intermediaries — online travel distributors — who sell or re-sell the Group’s branded hotel rooms via their Internet sites. Under the standards, certified distributors are required to respect the Group’s trademarks, ensure reservations are guaranteed through an automated and common confirmation process, and clearly present fees to customers.

During 2010, global system room revenue booked through the Group’s global systems (which includes Priority Club Rewards members, central reservations and call centers, global distribution systems and the Internet) was 68% (68% in 2009).

Sales and Marketing

The Group targets its sales and marketing expenditure in each region on driving revenue and brand awareness or, in the case of sales investments, targeting segments such as corporate accounts, travel agencies and meeting organizers. The majority of the Group’s sales and marketing expenditure is funded by contractual fees paid by most hotels in the system.

Global Brands

Brands Overview

The Group offers hotel brands that appeal to guests with different needs and tastes. This requires a portfolio of large global brands, growing alongside innovative new brands to meet the unique experiences our guests desire.

The hotel industry is usually split into segments based upon price point and consumer expectations. The Group is focused on the three segments that together generate over 90% of branded hotel revenues: midscale (broadly 3 star hotels), upscale (mostly 4 star), and luxury (5 star).

	At December 31, 2010
Brands	Room numbers	Hotels

InterContinental Hotels & Resorts	58,429	171
Crowne Plaza Hotels & Resorts	106,155	388
Holiday Inn Hotels & Resorts(1)	230,117	1,247
Holiday Inn Express	191,228	2,075
Staybridge Suites	20,762	188
Candlewood Suites	28,253	288
Hotel Indigo	4,548	38
Other	7,669	42

Total	647,161	4,437

(1)	Includes Holiday Inn Club Vacations (2,892 rooms, 6 hotels)

InterContinental Hotels & Resorts

	Americas	EMEA	Asia Pacific

Average room rate $(1)	158.54	232.90	174.76
Room numbers(2)	19,120	20,111	19,198

(1)	For the year ended December 31, 2010; quoted at constant US$ exchange rate. Average room rate is for comparable InterContinental hotels.

(2)	At December 31, 2010.

InterContinental Hotels & Resorts (“InterContinental”) is the Group’s 5-star brand located in major cities in over 60 countries worldwide. With over 60 years’ experience, the brand’s understanding of high quality, understated service and outstanding facilities, coupled with a genuine interest in our guests differentiate it in a competitive segment. The philosophy of the brand is to enable every guest to maximize the enjoyment of their stay — specializing in engaging guests with the destination by sharing local knowledge to create authentic experiences that enrich our guests’ lives and help them broaden their outlook.

InterContinental hotels are principally managed by the Group. At December 31, 2010, there were 171 InterContinental hotels which represented 9% of the Group’s total hotel rooms. During 2010, nine InterContinental hotels were added to the portfolio, while four hotels were removed.

Crowne Plaza Hotels & Resorts

	Americas	EMEA	Asia Pacific

Average room rate $(1)	101.94	140.39	105.16
Room numbers(2)	57,073	22,941	26,141

(1)	For the year ended December 31, 2010; quoted at constant US$ exchange rate. Average room rate is for comparable Crowne Plaza hotels.

(2)	At December 31, 2010.

Crowne Plaza Hotels & Resorts (“Crowne Plaza”), in the upscale, 4 star segment, specializes in offering state-of-the-art business and meeting facilities that provide productive, successful and energizing experiences to guests who believe travel is fun and rewarding.

The majority of Crowne Plaza hotels are operated under franchise agreements in the US and Europe, and managed in other markets by the Group. At December 31, 2010, there were 388 Crowne Plaza hotels which represented 16% of the Group’s total hotel rooms. During 2010, 29 Crowne Plaza hotels were added to the portfolio, while seven hotels were removed.

The Holiday Inn Family of Brands

The Holiday Inn family of brands is the world’s largest midscale hotel brand family by number of rooms, and the Group’s most significant operation. Focused around a relaxed atmosphere, the brands are designed to support both business travellers and families. During 2010, the brand family neared completion of a $1 billion refresh, updating their image by upgrading facilities, service and amenities, ensuring the brands continue to remain competitive within their midscale markets. The Holiday Inn family was the first international hotel chain to open in China in 1984 and the first hotel chain to launch a direct bookings website in 1995.

Holiday Inn Hotels & Resorts

	Americas	EMEA	Asia Pacific

Average room rate $(1)	95.12	115.51	88.57
Room numbers(2)(3)	147,575	52,945	29,597

(1)	For the year ended December 31, 2010; quoted at constant US$ exchange rate. Average room rate is for comparable Holiday Inn hotels.

(2)	At December 31, 2010.

(3)	The Americas total includes Holiday Inn Club Vacations (2,892 rooms).

Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations) (“Holiday Inn”) are predominantly operated under franchise agreements. At December 31, 2010, there were 1,247 Holiday Inn hotels which represented 36% of the Group’s total hotel rooms, of which 64% were located in the Americas. During 2010, 53 Holiday Inn hotels were added to the portfolio, while 131 hotels were removed.

Holiday Inn Express

	Americas	EMEA	Asia Pacific

Average room rate $(1)	95.55	95.18	45.70
Room numbers(2)	159,867	23,706	7,655

(1)	For the year ended December 31, 2010; quoted at constant US$ exchange rate. Average room rate is for comparable Holiday Inn Express hotels.

(2)	At December 31, 2010.

Holiday Inn Express hotels are almost entirely operated under franchise agreements. At December 31, 2010, there were 2,075 Holiday Inn Express hotels worldwide which represented 30% of the Group’s total hotel rooms, of which 84% were located in the Americas. During 2010, 122 new Holiday Inn Express hotels were added to the portfolio, while 116 hotels were removed.

Staybridge Suites

	Americas	EMEA

Average room rate $(1)	94.16	112.18
Room numbers(2)	20,014	748

(1)	For the year ended December 31, 2010; quoted at constant US$ exchange rate. Average room rate is for comparable Staybridge Suites hotels.

(2)	At December 31, 2010.

Staybridge Suites is the Group’s upscale extended stay brand, offering a sociable, family-like atmosphere. It was the fastest upper-tier extended stay brand to reach the 50-hotel and 100-hotel milestones, and was ranked highest in the prestigious J.D. Power and Associates’ 2009 North America Hotel Guest Satisfaction Index Study for extended stay hotels. In 2008 Staybridge Suites opened its first EMEA hotel in Liverpool and has since opened properties in Cairo, Abu Dhabi and Newcastle.

The Staybridge Suites brand is principally operated under management contracts and franchise agreements. At December 31, 2010 there were 188 Staybridge Suites hotels, which represented 3% of the Group’s total hotel rooms, of which 96% (183 hotels) were located in the Americas. During 2010, seven hotels were added to the portfolio, and one hotel was removed.

Candlewood Suites

Americas

Average room rate $(1)	62.30
Room numbers(2)	28,253

(1)	For the year ended December 31, 2010; quoted at constant US$ exchange rate. Average room rate is for comparable Candlewood Suites hotels.

(2)	At December 31, 2010.

Candlewood Suites is the Group’s midscale extended stay brand that gives its guests all the essentials they need for a home-like stay at great value. Shortly after being acquired by IHG in 2003, Candlewood Suites won J.D. Power’s award for highest extended stay guest satisfaction in North America in 2004 whilst also ranking first in the Market Metrix Hospitality Index survey for customer satisfaction. Candlewood Suites continues to lead the way in midscale extended stay lodging, with the most properties under development.

The Candlewood Suites brand is operated under management contracts and franchise agreements. At December 31, 2010, there were 288 Candlewood Suites hotels, which represented 4% of the Group’s total rooms, all of which were located in the Americas. During 2010, 35 hotels were added to the portfolio, and one hotel was removed.

Hotel Indigo

	Americas	EMEA	Asia Pacific

Average room rate $(1)	104.36	204.65	—
Room numbers(2)	4,254	110	184

(1)	For the year ended December 31, 2010; quoted at constant US$ exchange rate. Average room rate is for comparable Hotel Indigo hotels.

(2)	At December 31, 2010.

Hotel Indigo is the Group’s boutique and youngest brand, launched in 2004, and focuses on a guest that appreciates art and design and that is seeking affordable luxury. Hotel Indigo provides guests with the refreshing design and intimate service synonymous with a boutique along with the consistency, reliability, and accessibility of a branded hotel. Each hotel is unique and reflects its local neighborhood with local murals and images, a vibrant color palette and locally sourced and seasonal menu items.

The Hotel Indigo brand is principally operated under franchise agreements. At December 31, 2010, there were 38 Hotel Indigo hotels, 35 located in the Americas. During 2010, five hotels were added to the portfolio, and no hotels were removed.

Geographical Analysis

Although it has worldwide hotel operations, the Group is most dependent on the Americas for operating profit, reflecting the structure of the branded global hotel market. The Americas region generated 63% of the Group’s operating profit before central overheads and exceptional operating items during 2010.

The geographical analysis, split by number of rooms and operating profit, is set out in the table below.

	Americas	EMEA	Asia Pacific
	(% of total)

Room numbers(1)	68	19	13
Regional operating profit (before central overheads and exceptional operating items)(2)	63	22	15

(1)	At December 31, 2010.

(2)	For the year ended December 31, 2010.

Americas

In the Americas, the largest proportion of rooms is operated under the franchise business model (89% of rooms in the Americas operate under this model) primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the majority of the InterContinental branded hotels are operated under franchise and management agreements. With 3,458 hotels (439,375 rooms), the Americas represented 68% of the Group’s room count and 63% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2010. The key profit producing region is the United States, although the Group is also represented in each of Latin America, Canada, Mexico and the Caribbean.

EMEA

In EMEA, the largest proportion of rooms is operated under the franchise business model primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised whereas the majority of the InterContinental branded hotels are operated under management agreements. Comprising 694 hotels (120,852 rooms) at the end of 2010, EMEA represented 22% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2010. Profits are primarily generated from hotels in the United Kingdom, Continental European gateway cities and the Middle East portfolio.

Asia Pacific

In Asia Pacific, the largest proportion of rooms are operated under the managed business model. The majority of hotels are in the midscale and upscale segments. Comprising 285 hotels (86,934 rooms) at December 31, 2010, Asia Pacific represents 15% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2010. The Chinese tourism market continues to grow, with the country forecast to become one of the world’s biggest tourist destinations within 10 years. At December 31, 2010 the Group had 145 hotels in Greater China and a further 147 hotels in development.

The following table shows information concerning the geographical locations and ownership of the Group’s hotels as at December 31, 2010.

	Franchised		Managed		Owned and leased		Total
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms

Americas
InterContinental	27	7,616	26	10,015	3	1,489	56	19,120
Crowne Plaza	191	50,761	18	6,312	—	—	209	57,073
Holiday Inn(1)	787	137,691	28	8,825	3	1,059	818	147,575
Holiday Inn Express	1,846	159,615	1	252	—	—	1,847	159,867
Staybridge Suites	137	14,280	44	5,501	2	233	183	20,014
Candlewood Suites	211	18,934	77	9,319	—	—	288	28,253
Hotel Indigo	31	3,639	3	405	1	210	35	4,254
Other	—	—	22	3,219	—	—	22	3,219

Total	3,230	392,536	219	43,848	9	2,991	3,458	439,375

EMEA
InterContinental	10	2,278	51	16,540	3	1,293	64	20,111
Crowne Plaza	71	15,888	27	7,053	—	—	98	22,941
Holiday Inn	245	38,250	80	14,695	—	—	325	52,945
Holiday Inn Express	194	23,241	3	312	1	153	198	23,706
Staybridge Suites	1	183	4	565	—	—	5	748
Hotel Indigo	2	110	—	—	—	—	2	110
Other	—	—	2	291	—	—	2	291

Total	523	79,950	167	39,456	4	1,446	694	120,852

Asia Pacific
InterContinental	6	1,814	44	16,889	1	495	51	19,198
Crowne Plaza	3	482	78	25,659	—	—	81	26,141
Holiday Inn	9	1,826	94	27,573	1	198	104	29,597
Holiday Inn Express	1	138	29	7,517	—	—	30	7,655
Hotel Indigo	—	—	1	184	—	—	1	184
Other	11	2,574	7	1,585	—	—	18	4,159

Total	30	6,834	253	79,407	2	693	285	86,934

Total
InterContinental	43	11,708	121	43,444	7	3,277	171	58,429
Crowne Plaza	265	67,131	123	39,024	—	—	388	106,155
Holiday Inn(1)	1,041	177,767	202	51,093	4	1,257	1,247	230,117
Holiday Inn Express	2,041	182,994	33	8,081	1	153	2,075	191,228
Staybridge Suites	138	14,463	48	6,066	2	233	188	20,762
Candlewood Suites	211	18,934	77	9,319	—	—	288	28,253
Hotel Indigo	33	3,749	4	589	1	210	38	4,548
Other	11	2,574	31	5,095	—	—	42	7,669

Total	3,783	479,320	639	162,711	15	5,130	4,437	647,161

(1)	Includes Holiday Inn Club Vacations (6 hotels, 2,892 rooms) within franchised.

Room Count and Pipeline

During 2010, the Group’s global system (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) remained in line with 2009 at 4,437 hotels (647,161 rooms). Openings of 259 hotels (35,744 rooms) were driven, in particular, by continued expansion in the US and China and offset the removal of 260 hotels (35,262 rooms).

In Asia Pacific, demand for upscale brands (InterContinental, Crowne Plaza and Hotel Indigo) contributed 65% of total room openings in the region.

The Holiday Inn brand family relaunch is substantially complete with 2,956 hotels (89% of the total Holiday Inn brand family) open under the updated signage and brand standards at December 31, 2010. During 2010, the removal of non-brand-conforming hotels contributed to the total removal of 247 Holiday Inn and Holiday Inn Express hotels (30,892 rooms).

At the end of 2010, the pipeline totaled 1,275 hotels (204,859 rooms). The Group’s pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid.

Signings of 319 hotels (55,598 rooms) represent an increase in rooms signed from 2009 levels. Demonstrating the continued demand for the Group’s brands globally, 50% of the rooms pipeline is now outside the Americas region. There were 25 hotel signings (3,025 rooms) for Hotel Indigo as it gains real momentum in Europe and Asia Pacific where, together, 12 hotels (1,456 rooms) were signed. The Group also entered into an InterContinental Alliance relationship with the Las Vegas Sands Corp. to bring the 6,874 all-suite Venetian and Palazzo Resorts into the Group’s system in 2011.

During 2010, the opening of 35,744 rooms contributed to a net pipeline decline of 5,504 rooms. Terminations from the pipeline in 2010 totaled 25,358 rooms, a decrease of 21% compared with 2009. Terminations occur for a number of reasons such as the withdrawal of financing and changes in local market conditions.

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

Americas

The Americas hotel and room count in 2010 decreased by 21 hotels (5,979 rooms) to 3,458 hotels (439,375 rooms). Openings of 194 hotels (20,980 rooms) included key openings of the InterContinental New York Times Square and the first Staybridge Suites in New York, taking IHG’s room count in New York city to 6,570. The Holiday Inn brand family generated openings of 137 hotels (13,446 rooms) and the Group’s extended stay brands, Staybridge Suites and Candlewood Suites, achieved openings of 41 hotels (3,862 rooms). Removals of 215 hotels (26,959 rooms) were mainly from Holiday Inn and Holiday Inn Express hotels.

The Americas pipeline totaled 890 hotels (102,509 rooms) at December 31, 2010. Overall signings of 30,223 rooms were flat on 2009 as slow real estate and construction activity continued into 2010. Notable signings included the InterContinental Alliance established with the Las Vegas Sands Corp., and the re-entry to the Hawaii market with the Holiday Inn Beachcomber Resort in Waikiki Beach.

EMEA

During 2010, EMEA hotel and room count decreased by one hotel (a net increase of 556 rooms) to 694 hotels (120,852 rooms). Activity included openings of 33 hotels (5,767 rooms) and removals of 34 hotels (5,211 rooms). The net decrease of seven Holiday Inn and Holiday Inn Express hotels comprised 25 openings and 32 removals.

The pipeline in EMEA increased by one hotel (a net decrease of 26 rooms) to 153 hotels (31,435 rooms). There were 9,303 room signings in 2010, with continued demand for the Group’s brands in the UK and Germany. Demand was particularly strong in the midscale segment which represented 61% of room signings. There were eight signings for the Group’s lifestyle brand, Hotel Indigo, including four in the UK and entry into new markets in Lisbon, Madrid and Berlin. There were also six Crowne Plaza signings including the strategic markets of Istanbul, St Petersburg and Amsterdam.

Asia Pacific

Asia Pacific hotel and room count increased by 21 hotels (5,905 rooms) to 285 hotels (86,934 rooms). Openings of 32 hotels (8,997 rooms) were partially offset by the removal of 11 hotels (3,092 rooms). The growth was driven by 24 hotel openings in 17 cities across Greater China (7,253 rooms), seven hotels (1,477 rooms) more than in 2009. This included key hotel openings in Shanghai of the InterContinental at the Expo site and the Hotel Indigo on the Bund, the first opening for this brand in Asia Pacific. Across the region 65% of rooms opened were in upscale brands (InterContinental, Crowne Plaza and Hotel Indigo).

The pipeline in Asia Pacific increased by 19 hotels (5,741 rooms) to 232 hotels (70,915 rooms). Pipeline growth was evenly balanced between the Greater China market (nine hotels, 3,128 rooms) and Asia Australasia (10 hotels, 2,613 rooms) including six hotel signings in India taking its total pipeline to 10,073 rooms.

Across the region there were 18 Holiday Inn Express signings, more than double the number for this brand in 2009, indicating the potential for midscale growth in the region. In Vietnam two new Holiday Inn resorts were signed in the prime beachfront locations of Cam Ranh Bay and Phu Quoc. There were also 12 Crowne Plaza signings, including the Crowne Plaza Lumpini Park in Bangkok.

	Hotels			Rooms
			Change			Change
Global hotel and room count at December 31,	2010	2009	over 2009	2010	2009	over 2009

Analyzed by brand
InterContinental	171	166	5	58,429	56,121	2,308
Crowne Plaza	388	366	22	106,155	100,994	5,161
Holiday Inn(1)	1,247	1,325	(78)	230,117	243,460	(13,343)
Holiday Inn Express	2,075	2,069	6	191,228	188,007	3,221
Staybridge Suites	188	182	6	20,762	19,885	877
Candlewood Suites	288	254	34	28,253	25,283	2,970
Hotel Indigo	38	33	5	4,548	4,030	518
Other	42	43	(1)	7,669	8,899	(1,230)

Total	4,437	4,438	(1)	647,161	646,679	482

Analyzed by ownership type
Franchised(1)	3,783	3,799	(16)	479,320	483,541	(4,221)
Managed	639	622	17	162,711	157,287	5,424
Owned and leased	15	17	(2)	5,130	5,851	(721)

Total	4,437	4,438	(1)	647,161	646,679	482

(1)	Includes Holiday Inn Club Vacations (6 hotels, 2,892 rooms in both 2010 and 2009).

	Hotels			Rooms
			Change			Change
Global pipeline at December 31,	2010	2009	over 2009	2010	2009	over 2009

Analyzed by brand
InterContinental	60	63	(3)	19,374	20,173	(799)
Crowne Plaza	123	129	(6)	38,994	38,555	439
Holiday Inn	313	338	(25)	57,505	59,008	(1,503)
Holiday Inn Express	494	563	(69)	53,219	57,756	(4,537)
Staybridge Suites	101	123	(22)	10,760	13,360	(2,600)
Candlewood Suites	120	169	(49)	10,506	14,851	(4,345)
Hotel Indigo	62	53	9	7,627	6,660	967
Other	2	—	2	6,874	—	6,874

Total	1,275	1,438	(163)	204,859	210,363	(5,504)

Analyzed by ownership type
Franchised	970	1,158	(188)	113,940	126,386	(12,446)
Managed	305	280	25	90,919	83,977	6,942

Total	1,275	1,438	(163)	204,859	210,363	(5,504)

Seasonality

Although the performance of individual hotels and geographic markets might be highly seasonal due to a variety of factors such as the tourist trade and local economic conditions, the geographical spread of the Group’s hotels in 100 countries and territories and the relative stability of the income stream from franchising and management activities, diminishes, to some extent, the effect of seasonality on the results of the Group.

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

RevPAR

The following tables present RevPAR statistics for the year ended December 31, 2010 and a comparison to 2009. RevPAR is a meaningful indicator of performance because it measures period-over-period change in rooms revenue for comparable hotels. RevPAR is calculated by dividing rooms revenue for comparable hotels by room nights available to guests for the period.

Franchised, managed, owned and leased statistics are for comparable hotels, and include only those hotels in the Group’s system at December 31, 2010 and franchised, managed, owned or leased by the Group since January 1, 2009.

The comparison with 2009 is at constant US$ exchange rates.

	Franchised			Managed			Owned and leased
		Change vs			Change vs			Change vs
	2010	2009		2010	2009		2010	2009

Americas
InterContinental
Occupancy	58.5%	3.3	%pts	68.7%	4.7	%pts	79.4%	0.4	%pts
Average daily rate	$124.05	(0.3)%		$170.14	2.7%		$223.15	8.1%
RevPAR	$72.54	5.7%		$116.93	10.2%		$177.22	8.7%
Crowne Plaza
Occupancy	58.3%	3.3	%pts	70.7%	3.4	%pts	—	—
Average daily rate	$97.79	(1.5)%		$125.36	1.2%		—	—
RevPAR	$57.04	4.5%		$88.63	6.2%		—	—
Holiday Inn
Occupancy	58.1%	2.8	%pts	68.9%	4.0	%pts	72.5%	1.5	%pts
Average daily rate	$94.10	(0.9)%		$106.74	0.9%		$106.24	(2.1)%
RevPAR	$54.64	4.1%		$73.56	7.1%		$76.98	(0.1)%
Holiday Inn Express
Occupancy	61.8%	3.0	%pts	80.3%	5.2	%pts	—	—
Average daily rate	$95.45	(0.7)%		$133.96	2.4%		—	—
RevPAR	$58.95	4.4%		$107.59	9.5%		—	—
Staybridge Suites
Occupancy	70.4%	6.7	%pts	75.3%	6.9	%pts	76.7%	8.5	%pts
Average daily rate	$92.17	(2.8)%		$98.16	(3.5)%		$89.10	(5.9)%
RevPAR	$64.91	7.4%		$73.96	6.3%		$68.38	5.9%
Candlewood Suites
Occupancy	67.1%	5.2	%pts	71.9%	8.7	%pts	—	—
Average daily rate	$66.92	(5.0)%		$57.13	(8.8)%		—	—
RevPAR	$44.88	3.0%		$41.10	3.7%		—	—
Hotel Indigo
Occupancy	59.0%	6.7	%pts	62.7%	3.3	%pts	—	—
Average daily rate	$102.99	(0.7)%		$111.17	2.6%		—	—
RevPAR	$60.76	12.0%		$69.65	8.4%		—	—

	Franchised			Managed			Owned and leased
		Change vs			Change vs			Change vs
	2010	2009		2010	2009		2010	2009

EMEA
InterContinental
Occupancy	57.3%	1.0	%pts	65.8%	4.3	%pts	76.5%	2.9	%pts
Average daily rate	$283.71	0.5%		$210.41	(1.9)%		$359.89	7.1%
RevPAR	$162.68	2.3%		$138.55	4.9%		$275.43	11.4%
Crowne Plaza
Occupancy	66.9%	4.7	%pts	75.6%	2.7	%pts	—	—
Average daily rate	$135.32	(0.8)%		$156.14	(4.7)%		—	—
RevPAR	$90.48	6.7%		$118.03	(1.2)%		—	—
Holiday Inn
Occupancy	64.7%	4.4	%pts	71.6%	1.3	%pts	—	—
Average daily rate	$117.37	2.2%		$111.30	0.9%		—	—
RevPAR	$75.99	9.6%		$79.73	2.7%		—	—
Holiday Inn Express
Occupancy	69.8%	3.0	%pts	50.8%	4.1	%pts	70.2%	9.7	%pts
Average daily rate	$95.23	1.3%		$75.33	(9.8)%		$110.30	11.7%
RevPAR	$66.43	5.9%		$38.26	(2.0)%		$77.49	29.5%
Staybridge Suites
Occupancy	—	—		74.3%	7.7	%pts	—	—
Average daily rate	—	—		$112.18	(3.1)%		—	—
RevPAR	—	—		$83.39	8.0%		—	—
Hotel Indigo
Occupancy	93.4%	7.4	%pts	—	—		—	—
Average daily rate	$204.65	2.2%		—	—		—	—
RevPAR	$191.16	11.1%		—	—		—	—

	Franchised			Managed			Owned and leased
		Change vs			Change vs			Change vs
	2010	2009		2010	2009		2010	2009

Asia Pacific
InterContinental
Occupancy	69.7%	1.2	%pts	66.9%	6.1	%pts	71.1%	5.9	%pts
Average daily rate	$181.67	9.6%		$165.41	1.9%		$358.55	5.7%
RevPAR	$126.65	11.5%		$110.59	12.2%		$254.97	15.3%
Crowne Plaza
Occupancy	59.0%	2.5	%pts	67.7%	6.8	%pts	—	—
Average daily rate	$125.74	(0.5)%		$104.93	1.6%		—	—
RevPAR	$74.21	4.0%		$71.05	12.9%		—	—
Holiday Inn
Occupancy	74.7%	2.6	%pts	67.3%	5.5	%pts	90.1%	5.4	%pts
Average daily rate	$84.20	(1.3)%		$88.51	5.2%		$129.34	(0.5)%
RevPAR	$62.86	2.2%		$59.57	14.5%		$116.52	5.8%
Holiday Inn Express
Occupancy	61.3%	(2.4	)%pts	66.2%	9.5	%pts	—	—
Average daily rate	$47.79	(6.4)%		$45.61	13.7%		—	—
RevPAR	$29.27	(9.9)%		$30.20	32.6%		—	—
Other
Occupancy	70.3%	4.7	%pts	77.0%	2.4	%pts	—	—
Average daily rate	$108.52	(6.2)%		$92.30	(6.5)%		—	—
RevPAR	$76.31	0.5%		$71.03	(3.5)%		—	—

Regulation

Both in the United Kingdom and internationally, the Group’s hotel operations are subject to regulation, including health and safety, zoning and similar land use laws as well as regulations that influence or determine wages, prices, interest rates, construction procedures and costs.

TRADEMARKS

Group companies own a substantial number of service brands upon which it is dependent and the Group believes that its significant trademarks are protected in all material respects in the markets in which its brands currently operate.

ORGANIZATIONAL STRUCTURE

Principal operating subsidiary undertakings

InterContinental Hotels Group PLC was the beneficial owner of all of the equity share capital, either itself or through subsidiary undertakings, of the following companies during the year. The companies listed below include those which principally affect the amount of profit and assets of the Group.

Six Continents Limited(a)

Hotel Inter-Continental London Limited(a)

IHG Hotels Limited(a)

Six Continents Hotels, Inc.(b)

Inter-Continental Hotels Corporation(b)

111 East 48th Street Holdings, LLC(b)

InterContinental Hotels Group Resources, Inc.(b)

InterContinental Hong Kong Limited(c)

Société Nouvelle du Grand Hotel SA(d)

(a)	Incorporated in Great Britain and registered in England and Wales.

(b)	Incorporated in the United States.

(c)	Incorporated in Hong Kong.

(d)	Incorporated in France.

PROPERTY, PLANT AND EQUIPMENT

Group companies own and lease properties throughout the world, principally hotels but also offices. The table below analyzes the net book value of the Group’s property, plant and equipment at December 31, 2010. Approximately 45% of hotel properties by value were directly owned, with 50% held under leases having a term of 50 years or longer.

Net book value at December 31, 2010	Americas	EMEA	Asia Pacific	Total
	($ million)

Land and buildings	495	523	317	1,335
Fixtures, fittings and equipment	119	146	90	355

	614	669	407	1,690

Approximately 85% of the net book value relates to the top five owned and leased hotels (in terms of value) of a total of 15 hotels, including $183 million relating to assets held under finance leases.

There were no assets classified as held for sale at December 31, 2010. Subsequent to December 31, 2010, four hotels, including the InterContinental Barclay in New York, met the “held for sale” criteria of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” Three of the properties are located in North America and one in Australia, and all are expected to be sold within the next 12 months. The fair value less estimated costs to sell for each property exceeds its net book value.

Contracts placed for expenditure on property, plant and equipment not included in the Consolidated Financial Statements at December 31, 2010 amounted to $10 million.

Charges over one hotel totaling $85 million exist as security provided to the Group’s pension plans.

ENVIRONMENT

With over 4,400 hotels globally and almost 1,300 in the pipeline, the Group has an opportunity to make a positive difference in the communities in which it operates.

As such the Group is committed to:

•	Implementing sound environmental practices in the design, development and operation of its hotels;

•	Encouraging the development and integration of sustainable technologies;

•	Endeavoring to reduce its use of energy, water and re-use and recycle the resources consumed by its business wherever practical;

•	Engaging its customers, colleagues, hotel owners, suppliers and contractors in its efforts to protect the environment;

•	Providing the training and resources required to meet its objectives;

•	Monitoring, recording and benchmarking its environmental performance on a regular basis;

•	Making business decisions taking into account these commitments; and

•	Communicating its policies, practices and programs to all its stakeholders.

Corporate responsibility (“CR”) is central to the way the Group does business. Acting responsibly creates value for its brands while helping its hotels to manage costs, drive revenue and be prepared for the future. It also keeps the Group in tune with the thinking of its stakeholders, and supports its mission to champion and protect the Group’s trusted reputation, which in turn reinforces trust in the Group’s brands, builds competitive advantage and strengthens its corporate reputation.

The Group is focused on developing better ways to design, build and run its hotels. The Group’s strategy is based on innovation and collaboration.

•	Innovation — the Group develops innovative concepts and technologies, and works closely with its partners to find creative solutions to the challenges it faces.

•	Collaboration — the Group’s stakeholders play a key role in helping it identify and tackle its priorities. Stakeholders include guests and corporate clients, hotel owners and franchise holders, local communities, employees, shareholders, suppliers, academic institutions, non-government organizations, governments and industry-specific institutions.

The Group’s innovation and collaboration activities are focused on the areas that make most sense to its business, and where it believes it can make most difference, in its communities. The Group’s CR strategy focuses on two main pillars:

•	Environment — reduce energy use in the Group’s owned and managed estate by between 6% and 10% over three years (2010-2012) via the use of Green Engage; and

•	Communities — generate local economic opportunities, particularly through the ‘‘IHG Academy’’, and provide support through disaster relief.

The Group chooses not simply to mitigate its greenhouse gas emissions through the purchase of voluntary carbon offsets. The Group believes that as a global organization with operations in many markets, its biggest contribution towards cutting greenhouse gas emissions will come from delivering real emission cuts — through innovating new and better ways to design, build and run its hotels — not through offsetting.

The Group’s key programs include;

•	Green Engage — Green Engage is the Group’s innovative online sustainability management system, which launched in 2009 and, which defines the Group’s vision of a sustainable hotel. Green Engage is designed to help hotels reduce energy costs, with hotels achieving energy savings of up to 25%. The system, which has recently received a LEED (Leadership in Energy and Environmental Design) endorsement, allows hotels to track, measure and report on their energy, water and waste, and recommends actions that will cut energy bills without compromising the guest experience. The Group is the world’s first hotel company to be awarded LEED endorsement for an existing hotel program, further cementing its place as an industry leader in sustainability.

•	‘‘IHG Academy’’ — The ‘‘IHG Academy’’ is a public/private partnership with education providers and community organizations that helps the Group create local economic opportunities.

•	The Innovation Hotel — The Group’s online ‘‘innovation hotel’’ takes visitors on a tour of the model hotel of the future, pointing out practical solutions and technology that can make its hotels greener and more efficient.

Over 1,000 of the Group’s hotels are registered to use Green Engage and 2,000 individuals are registered as users. The Group’s aim is to have its entire global system using it over time. In 2011 the Group will launch version 2.0 of Green Engage based on feedback from existing users. The new version retains all the features and benefits of the original but is easier to use with better benchmarking.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

Business and Overview

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations), Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. At December 31, 2010, the Group had 4,437 franchised, managed, owned and leased hotels and 647,161 guest rooms in 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

The Group’s revenue and earnings are derived from hotel operations, which include franchise and other fees paid under franchise agreements, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and operation of the Group’s owned hotels.

Operational Performance

Revenue increased by 5.9% to $1,628 million and operating profit before exceptional items increased by 22.3% to $444 million during the year ended December 31, 2010.

The 2010 results reflect a return to RevPAR growth in a recovering global market, with an overall RevPAR increase of 6.2% led by occupancy. 2010 fourth quarter comparable RevPAR increased 8.0% compared to the same quarter in 2009, including a 2.4% increase in average daily rate. During 2010, average daily rate for the InterContinental and Holiday Inn brands increased by 1.3% and 0.5% respectively.

The $1 billion roll-out of the Holiday Inn brand family relaunch is substantially complete. By December 31, 2010, 2,956 hotels were converted globally under the relaunch program, representing 89% of all Holiday Inn hotels. The required improvement in quality standards contributed to the removal of a total of 35,262 rooms from the Group’s global system during 2010. In spite of this necessary reduction, the closing global room count was 647,161 rooms, in line with 2009 levels.

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

In addition to management or franchise fees, hotels within the IHG system pay cash assessments and contributions which are collected for specific use within the System Fund (the “Fund”). The Fund also receives proceeds from the sale of Priority Club Rewards points. The Group exerts significant influence over the operation of the Fund, however, the Fund is managed for the benefit of hotels in the system with the objective of driving revenues for the hotels. The Fund is used to pay for marketing, the Priority Club Rewards loyalty program and the global reservations system. The Fund is planned to operate at breakeven with any short-term timing surplus or deficit carried in the Consolidated statement of financial position within working capital. As all Fund income is designated for specific purposes and does not result in a profit or loss for the Group, the revenue recognition criteria as outlined in the accounting policy above are not met and therefore the income and expenses of the Fund are not included in the Consolidated income statement. Financial information relating to the Fund is included in Note 31 of Notes to the Consolidated Financial Statements.

Goodwill, intangible assets, and property, plant and equipment

Goodwill arising on acquisitions prior to October 1, 1998 was eliminated against equity. From October 1, 1998 to December 31, 2003, acquired goodwill was capitalized and amortized over a period not exceeding 20 years. Since January 1, 2004, goodwill continued to be capitalized but amortization ceased as at that date, replaced by an impairment review on an annual basis or more frequently if there are indicators of impairment. The annual review is performed in the fourth quarter. Goodwill is allocated to cash-generating units for impairment testing purposes.

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

Following the full impairment of Americas managed goodwill in 2009, the remaining balance of goodwill of $92 million at December 31, 2010, relates to Asia Australasia franchised and managed operations. Given the substantial valuation headroom relating to this goodwill, management believe that the carrying value of the cash-generating unit would only exceed its recoverable amount in the event of highly unlikely changes in the key assumptions.

During 2010, the Group recognized total impairment charges of $7 million across two asset categories as follows:

•	Property, plant and equipment — $6 million in respect of one hotel in the Americas; and

•	Other financial assets — $1 million in respect of two equity investments in North America.

The hotel impairment charge was measured by reference to value in use calculations using a pre-tax discount rate of 11.8%. Following the impairment charge, the hotel had a net book value of $4 million at December 31, 2010.

The equity investments were impaired following significant and prolonged declines in their fair value below cost. Following the impairment charges, the combined investments had a net book value of $5 million.

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

Provisions for tax contingencies require judgments on the expected outcome of tax exposures which may be subject to significant uncertainty, and therefore the actual results may vary from expectations resulting in adjustments to contingencies and cash tax settlements. During 2010, exceptional provision releases of $7 million were made in relation to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

Loyalty program

The hotel loyalty program, Priority Club Rewards enables members to earn points, funded through hotel assessments, during each qualifying stay and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using eventual redemption rates determined by actuarial methods and points values. Actuarial gains and losses on the future redemption liability are borne by the System Fund and any resulting changes in the liability would correspondingly adjust the amount of short-term timing differences held in the Group statement of financial position. The future redemption liability amounted to $531 million at December 31, 2010.

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

For the year ended December 31, 2010 the results include exceptional items totaling a net charge of $4 million (2009 $80 million, 2008 $85 million). For comparability of the periods presented, some performance indicators in this Operating and financial review and prospects discussion have been calculated after eliminating these exceptional items. Such indicators are prefixed with “adjusted”. An analysis of exceptional items is included in Note 5 of Notes to the Consolidated Financial Statements.

	Year ended December 31,
	2010	2009	2008
	($ million)

Total revenue	1,628	1,538	1,897

Operating profit before exceptional operating items	444	363	549

Exceptional operating items	(7)	(373)	(132)

Operating profit/(loss)	437	(10)	417
Net financial expenses	(62)	(54)	(101)

Profit/(loss) before tax	375	(64)	316
Tax	(97)	272	(59)

Profit after tax	278	208	257
Gain on disposal of assets, net of tax	2	6	5

Profit for the year	280	214	262

Earnings per ordinary share:
Basic	97.2¢	74.7¢	91.3¢
Adjusted	98.6¢	102.8¢	120.9¢

Year ended December 2010 compared with year ended December 2009

Revenue increased by 5.9% to $1,628 million and operating profit before exceptional items increased by 22.3% to $444 million during the year ended December 31, 2010.

In 2010, the InterContinental Buckhead, Atlanta and the Holiday Inn Lexington were sold for $105 million and $5 million, respectively, with proceeds used to reduce net debt. These disposals resulted in a reduction in owned and leased revenue and operating profit of $19 million and $4 million, respectively, compared to 2009.

The average US dollar exchange rate to sterling strengthened during 2010 (2010 $1=£0.65, 2009 $1=£0.64). Translated at constant currency, applying 2009 exchange rates, revenue increased by 6.0% and operating profit increased by 22.3%.

Exceptional operating items

Exceptional operating items of $7 million consisted of a litigation provision of $22 million, an impairment charge of $7 million, severance costs of $4 million and costs of $9 million to complete the Holiday Inn brand family relaunch offset by gains of $35 million from the disposal of assets, including a $27 million profit on the sale of the InterContinental Buckhead, Atlanta.

Compared with the previous year, exceptional operating items in 2010 were significantly lower as 2009 was impacted by difficult trading which resulted in exceptional operating costs of $373 million, primarily due to the recognition of impairment charges, an onerous contract provision and the cost of office closures.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses

Net financial expenses increased from $54 million in 2009 to $62 million in 2010, as the effect of the £250 million 6% bond offset lower net debt levels and low interest rates. Average net debt levels in 2010 were lower than 2009 primarily as a result of improved trading, the disposal of the InterContinental Buckhead, Atlanta and a continuing focus on cash management.

Financing costs included $2 million (2009 $2 million) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded. Financing costs in 2010 also included $18 million (2009 $18 million) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items, was 26% (2009 5%). The rate was particularly low in 2009 due to the impact of prior year items relative to a lower level of profit than in 2010. By excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 35% (2009 42%). This rate is higher than the UK statutory rate of 28% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totaled a credit of $1 million (2009 $287 million) in respect of continuing operations. This represented the release of exceptional provisions relating to tax matters which were settled during 2010, or in respect of which the statutory limitation period had expired, together with tax relief on exceptional costs, tax arising on disposals and also tax relating to an internal reorganization in 2010.

Net tax paid in 2010 totaled $68 million (2009 $2 million) including $4 million paid (2009 $1 million) in respect of disposals. Tax paid is lower than the current period income tax charge, primarily due to the receipt of refunds in respect of prior years, together with provisions for tax for which no payment of tax was made.

Earnings per ordinary share

Basic earnings per ordinary share in 2010 was 97.2 cents, compared with 74.7 cents in 2009. Adjusted earnings per ordinary share was 98.6 cents, against 102.8 cents in 2009.

Highlights for the year ended December 31, 2010

The following is a discussion of the year ended December 31, 2010 compared with the year ended December 31, 2009.

	Year ended	Year ended
	December 31,	December 31,
	2010	2009	Change
	($ million)%

Revenue
Americas	807	772	4.5
EMEA	414	397	4.3
Asia Pacific	303	245	23.7
Central	104	124	(16.1)

Total	1,628	1,538	5.9

Operating profit before exceptional operating items(1)
Americas	369	288	28.1
EMEA	125	127	(1.6)
Asia Pacific	89	52	71.2
Central	(139)	(104)	(33.7)

Total	444	363	22.3

(1)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region were Americas $8 million (2009 $301 million); EMEA credit of $3 million (2009 $22 million); Asia Pacific $2 million (2009 $7 million); and Central $nil (2009 $43 million).

Revenue increased by 5.9% to $1,628 million and operating profit before exceptional items increased by 22.3% to $444 million during the year ended December 31, 2010.

The 2010 results reflect a return to RevPAR growth in a recovering global market, with an overall RevPAR increase of 6.2% led by occupancy. 2010 fourth quarter comparable RevPAR increased 8.0% compared to the same quarter in 2009, including a 2.4% increase in average daily rate. During 2010, average daily rate for the InterContinental and Holiday Inn brands increased by 1.3% and 0.5% respectively.

The $1 billion roll-out of the Holiday Inn brand family relaunch is substantially complete. By December 31, 2010, 2,956 hotels were converted globally under the relaunch program, representing 89% of all Holiday Inn hotels. The required improvement in quality standards contributed to the removal of a total of 35,262 rooms from the Group’s global system during 2010. In spite of this necessary reduction, the Group’s closing global room count was 647,161 rooms, in line with 2009 levels.

The ongoing focus on efficiency across the Group largely sustained underlying cost reductions achieved in 2009. Regional and central overheads increased by $49 million, from $209 million in 2009 to $258 million in 2010, driven by incremental performance based incentive costs of $47 million and charges of $4 million relating to a self-insured healthcare benefit plan.

Primarily as a result of these actions taken across the Group to improve efficiencies, operating profit margin was 35.7%, up 1.1 percentage points on 2009, after adjusting for owned and leased hotels, Americas managed leases, significant liquidated damages received in 2009, an onerous contract provision established in 2009 and non-payment of performance based incentive costs in 2009.

In 2010 the InterContinental Buckhead, Atlanta and the Holiday Inn Lexington were sold for $105 million and $5 million respectively, with proceeds used to reduce net debt. These disposals resulted in a reduction in owned and leased revenue and operating profit of $19 million and $4 million, respectively, compared to 2009.

Americas

Americas Results

	Year ended	Year ended
	December 31,	December 31,
	2010	2009	Change
	($ million)%

Revenue
Franchised	465	437	6.4
Managed	119	110	8.2
Owned and leased	223	225	(0.9)

Total	807	772	4.5

Operating profit before exceptional operating items
Franchised	392	364	7.7
Managed	21	(40)	152.5
Owned and leased	13	11	18.2

	426	335	27.2
Regional overheads	(57)	(47)	(21.3)

Total	369	288	28.1

Revenue and operating profit before exceptional items increased by $35 million to $807 million (4.5%) and $81 million to $369 million (28.1%) respectively.

Franchised revenue increased by $28 million to $465 million (6.4%) and operating profit by $28 million to $392 million (7.7%) compared to 2009. Royalties growth was driven by RevPAR gains across all brands and by a 4.5% RevPAR increase in total. While franchised hotel and room count at December 31, 2010 was lower than at

December 31, 2009, the weighting of removals towards the end of 2010 meant that daily rooms available actually increased in 2010 from 2009 levels, further boosting royalty growth. Non royalty revenues and profits remained flat on 2009, as real estate financing for new activity remained constrained.

Managed revenue increased by $9 million to $119 million (8.2%) in line with the RevPAR growth of 7.5%. Operating profit increased by $61 million to $21 million from a $40 million loss in 2009. The loss in 2009 included a charge for priority guarantee shortfalls relating to a portfolio of hotels. A provision for onerous contracts was established on December 31, 2009 and further payments made during 2010 were charged against this provision. Excluding the effect of the provision, managed operating profit increased by $3 million, driven by RevPAR growth of 23.3% in Latin America.

Results from managed operations included revenues of $71 million (2009 $71 million) and operating profit of $1 million (2009 nil) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

Owned and leased revenue declined by $2 million to $223 million (0.9%) and operating profit increased by $2 million to $13 million (18.2%). Improving trading conditions led to a RevPAR increase of 6.4%, including an 8.1% increase at the InterContinental New York Barclay. The disposal of the InterContinental Buckhead, Atlanta in July 2010 and its subsequent conversion to a management contract resulted in reductions of $15 million in revenue and $4 million in operating profit when compared to 2009. The Holiday Inn Lexington was also sold in March 2010, which led to a $4 million reduction in revenue and no reduction in operating profit compared to 2009. Excluding the impact of these two disposals, owned and leased revenue increased by $17 million (9.0%) and operating profit by $6 million (150.0%) compared to 2009.

Regional overheads increased by $10 million (21.3%) from $47 million in 2009 to $57 million in 2010. The increase was attributable primarily to performance based incentives and $4 million from increased claims in a self-insured healthcare benefit plan.

EMEA

EMEA Results

	Year ended	Year ended
	December 31,	December 31,
	2010	2009	Change
	($ million)%

Revenue
Franchised	81	83	(2.4)
Managed	130	119	9.2
Owned and leased	203	195	4.1

Total	414	397	4.3

Operating profit before exceptional operating items
Franchised	59	60	(1.7)
Managed	62	65	(4.6)
Owned and leased	40	33	21.2

	161	158	1.9
Regional overheads	(36)	(31)	(16.1)

Total	125	127	(1.6)

Revenue increased by $17 million to $414 million (4.3%) and operating profit before exceptional items decreased by $2 million to $125 million (1.6%) compared to 2009. At constant currency, revenue increased by $30 million (7.6%) and operating profit before exceptional items increased by $3 million (2.4%). Excluding $3 million of liquidated damages received in 2009, revenue at constant currency increased by 8.4% and operating profit by 4.8%.

Franchised revenue and operating profit decreased by $2 million to $81 million (2.4%) and $1 million to $59 million (1.7%) respectively compared to 2009. At constant currency, revenue increased by 1.2% and operating profit increased by 1.7% respectively. Excluding the impact of $3m in liquidated damages received in 2009, revenue and operating profit at constant currency increased by 5.0% and 7.0% respectively. The underlying increase was driven by a RevPAR increase of 7.6%. Revenues associated with new signings, relicensing and terminations decreased compared to 2009 as real estate activity remained slow.

EMEA managed revenue increased by $11 million to $130 million (9.2%) and operating profit decreased by $3 million to $62 million (4.6%) compared to 2009. At constant currency, revenue increased by 10.9% while operating profit declined by 3.1%. Positive RevPAR growth in key European cities and markets, including growth of 14.8% in the Group’s managed properties in Germany, was offset by unfavorable trading across much of the Middle East where RevPAR declined overall by 0.7%. At the year end, a provision of $3 million was made for future estimated cash outflows relating to guarantee obligations for one hotel.

In the owned and leased estate, revenue increased by $8 million to $203 million (4.1%) and operating profit increased by $7 million to $40 million (21.2%), or at constant currency, revenue and operating profit increased by 8.2% and 27.3% respectively. RevPAR increase of 11.9% benefited from average daily rate growth of 6.5% across the year. The InterContinental London Park Lane and InterContinental Paris Le Grand delivered strong year-on-year RevPAR growth of 15.0% and 11.5% respectively. Margins improved in both these hotels as the focus remained on cost control.

Regional overheads increased by $5 million to $36 million (16.1%) compared to 2009, mainly attributable to performance based incentive costs.

Asia Pacific

Asia Pacific Results

	Year ended	Year ended
	December 31,	December 31,
	2010	2009	Change
	($ million)%

Revenue
Franchised	12	11	9.1
Managed	155	105	47.6
Owned and leased	136	129	5.4

Total	303	245	23.7

Operating profit before exceptional operating items
Franchised	7	5	40.0
Managed	73	44	65.9
Owned and leased	35	30	16.7

	115	79	45.6
Regional overheads	(26)	(27)	3.7

Total	89	52	71.2

Asia Pacific revenue and operating profit before exceptional items increased by $58 million to $303 million (23.7%) and by $37 million to $89 million (71.2%) respectively compared to 2009.

Continued strong economic growth in the region was given a further boost by the World Expo held in Shanghai from May to October 2010. Resulting RevPAR growth in key Chinese cities was exceptional, with increases of 55.9% and 29.9% in Shanghai and Beijing respectively.

Franchised revenue increased by $1 million to $12 million (9.1%) and operating profit increased by $2 million to $7 million (40.0%).

Managed revenue increased by $50 million to $155 million (47.6%) and operating profit increased by $29 million to $73 million (65.9%) compared to 2009. In addition to strong comparable RevPAR performance, there was a positive contribution from recently opened hotels, with a 9% room increase in the size of the Asia Pacific managed estate during 2010 following a 10% increase in 2009, and a $4 million operating profit increase due to the collection of old or previously provided for debts.

In the owned and leased estate, revenue increased by $7 million to $136 million (5.4%) and operating profit by $5 million to $35 million (16.7%). These results were driven by the InterContinental Hong Kong, where RevPAR increased 15.3% during 2010.

Regional overheads decreased by $1 million to $26 million (3.7%), with an increase in performance-based incentive costs offset by the effect of the 2009 restructuring.

Central

	Year ended	Year ended
	December 31,	December 31,
	2010	2009	Change
	($ million)%

Revenue	104	124	(16.1)
Gross central costs	(243)	(228)	(6.6)

Net central costs	(139)	(104)	(33.7)

During 2010, net central costs increased by $35 million from $104 million to $139 million (33.7%). The increase was primarily driven by an increase in performance based incentive costs where no payments were made on some plans in 2009. At constant currency, net central costs increased by $36 million (34.6%) compared to 2009.

System Fund

	Year ended	Year ended
	December 31,	December 31,
	2010	2009	Change
	($ million)%

Assessment fees and contributions received from hotels	944	875	7.9
Proceeds from sale of Priority Club Rewards points	106	133	(20.3)

	1,050	1,008	4.2

In the year ended December 31, 2010, System Fund income increased by 4.2% to $1.1 billion primarily as a result of growth in hotel room revenues and marketing programs. Sale of Priority Club Rewards points declined by 20.3% due to the impact of a special promotional program in 2009.

In addition to management or franchise fees, hotels within the Group’s system pay cash assessments and contributions which are collected by the Group for specific use within the Fund. The Fund also receives proceeds from the sale of Priority Club Rewards points. The Fund is managed for the benefit of hotels in the system with the objective of driving revenues for the hotels. The Fund is used to pay for marketing, the Priority Club Rewards loyalty program and the global reservation system. The operation of the Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the Fund are not included in the Group Income Statement.

Highlights for the year ended December 31, 2009

The following is a discussion of the year ended December 31, 2009 compared with the year ended December 31, 2008.

Group results

Revenue decreased by 18.9% to $1,538 million and operating profit before exceptional items decreased by 33.9% to $363 million during the year ended December 31, 2009. The results reflect the challenging global economic environment faced by the Group throughout 2009. Group RevPAR fell 14.7% during the year, with declines in both occupancy and rate. However, stabilizing occupancy levels in the fourth quarter indicated a slight rebound in trading conditions which resulted in a RevPAR decline of 10.9% compared to the fourth quarter in 2008. Furthermore, the Group continued to achieve organic growth during the year, increasing its net room count by 4.3% or 26,828 rooms. The Group also made significant progress in the roll-out of the Holiday Inn brand family relaunch, with 1,697 hotels converted globally at December 31, 2009.

In the year, the Group took a number of actions to improve efficiency and reduce costs which led to a reduction in regional and central overheads of $95 million, from $304 million in 2008 to $209 million in 2009, including a $23 million favorable movement in foreign exchange.

Americas

Revenue and operating profit before exceptional items decreased by 19.8% to $772 million and 38.1% to $288 million respectively compared to 2008. Excluding the receipt of significant liquidated damages of $13 million in 2008, revenue and operating profit declined by 18.7% and 36.3% respectively.

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

Managed revenues decreased by 34.5% to $110 million during the year or, by 29.0% excluding the impact of $13 million in liquidated damages received in 2008. All brands were impacted by the economic downturn which resulted in RevPAR declines of 17.8%. Operating profit declined by $91 million ($78 million excluding liquidated damages) resulting in a loss of $40 million. The loss was due to the RevPAR driven revenue declines, the Group funding owner’s priority return shortfalls on a number of hotels managed by one owner and certain guarantee payments. At 2009 year end, an exceptional charge of $91 million was recognized comprising the write off of a deposit related to the priority return contracts and the total estimated net cash outflows to this owner under the guarantee. Therefore, future payments to this owner will be charged against the provision and will not impact operating results. The managed results also included the impact of provisions recognized following the devaluation of the Venezuelan currency and the potential impact of asset nationalization.

Results from managed operations include revenues of $71 million (2008 $88 million) and operating profit of $nil (2008 $6 million) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

Owned and leased revenue declined by 25.0% to $225 million and operating profit decreased by 80.0% to $11 million. Underlying trading was driven by RevPAR declines, including the InterContinental brand with a decline of 28.2%. Trading at the InterContinental New York Barclay, in particular, was severely impacted by the collapse of the financial markets. Results also included the impact of the sale of the Holiday Inn Jamaica, sold in August 2008, which led to a reduction in revenue and operating profit of $16 million and $2 million respectively when compared to 2008.

As a result of the declining real estate market the InterContinental Buckhead, Atlanta and Staybridge Suites Denver Cherry Creek no longer met the criteria for designation as held for sale assets and consequently the results of these hotels are no longer categorized as discontinued operations and comparative figures have been re-presented accordingly.

Regional overheads declined 29.9% during the year, from $67 million to $47 million. The favorable movement was driven by increased efficiencies and the impact of an organizational restructuring undertaken to further align the regional structure with the requirements of the Group’s owners and hotels.

EMEA

Revenue and operating profit before exceptional items decreased by 23.4% to $397 million and 25.7% to $127 million, respectively. At constant currency, revenue and operating profit before exceptional items decreased by 16.8% and 22.8%, respectively. The region received significant liquidated damages totaling $16 million in 2008 and $3 million in 2009. Excluding these receipts, revenue declined by 21.5% and operating profit before exceptional items declined by 20.0%, and at constant currency by 14.7% and 16.8%, respectively.

During the year, RevPAR declines were experienced across the region, with declines in key markets ranging from 9.8% in the UK to 17.8% in Continental Europe.

Franchised revenue and operating profit decreased by 24.5% to $83 million and 20.0% to $60 million, respectively, or at constant currency by 18.2% and 13.3%, respectively. Excluding the impact of $3 million in liquidated damages received in 2009 and $7 million received in 2008, revenue and operating profit declined by 22.3% and 16.2% respectively, or at constant currency by 15.5% and 8.8% respectively. The decline was principally driven by RevPAR declines across Continental Europe and the UK, partly offset by a 6% increase in room count.

EMEA managed revenue and operating profit decreased by 29.2% to $119 million and by 31.6% to $65 million, respectively, or at constant currency by 25.0% and 29.5%, respectively. Excluding the impact of $9 million in liquidated damages received in 2008, revenue and operating profit declined by 25.2% and 24.4%, respectively, or at constant currency by 20.8% and 22.1%, respectively. The results were driven by managed RevPAR declines of 14.9%.

Owned and leased revenue decreased by 18.8% to $195 million and operating profit decreased by 26.7% to $33 million, or at constant currency by 10.4% and 17.8% respectively. The InterContinental Paris Le Grand, in particular, was adversely impacted by the economic downturn as both business and leisure travel declined in Paris. However, trading at the InterContinental London Park Lane was more resilient, with RevPAR down just 1.7% during the year.

Regional overheads decreased by 29.5% to $31 million due to improved efficiencies and cost savings, as well as a favorable movement in foreign exchange of $6 million.

Asia Pacific

Asia Pacific revenue and operating profit before exceptional items decreased by 15.5% to $245 million and 23.5% to $52 million, respectively. Excluding the receipt of $4 million in significant liquidated damages in 2008, revenue and operating profit declined by 14.3% and 18.8% respectively. Despite RevPAR declines of 13.5%, the region’s brands demonstrated outperformance relative to the market.

Franchised revenues and operating profit decreased by 38.9% to $11 million and by 37.5% to $5 million, respectively. Excluding the impact of $4 million liquidated damages received in 2008, revenue decreased by 21.4% and profit increased by $1 million or 25.0%. The decline in revenue was driven by lower RevPARs and the loss of royalties following the removal of six hotels (1,067 rooms) which did not meet IHG’s brand and quality standards.

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

System Fund

In the year ended December 31, 2009, System Fund income increased by 1.8% to $1.01 billion primarily as a result of the growth in system size and marketing programs.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Group is primarily financed by a $1.6 billion syndicated bank facility which expires in May 2013 (the “Syndicated Facility”) and £250 million of public bonds which are repayable on December 9, 2016. Short-term borrowing requirements are met from drawings under bilateral bank facilities. Additional funding is provided by the 99-year finance lease on the InterContinental Boston.

The £250 million public bonds were issued on December 9, 2009 at a coupon of 6% and were initially priced at 99.465% of face value and are unsecured. Interest is payable annually on December 9, in each year commencing December 9, 2010 to the maturity date. Currency swaps were transacted at the same time the bonds were issued in order to swap its proceeds and interest flows into US dollars. The reasons for issuing the bonds were to diversify the Group’s funding sources and extend the duration of a portion of its borrowings.

At December 31, 2010, total borrowings were $794 million, including the finance lease creditor of $206 million. The currency denomination of the borrowings was $303 million of US dollar denominated borrowings, $385 million of sterling denominated borrowings, $100 million of euro denominated borrowings and $6 million of borrowings denominated in other currencies, mainly Hong Kong dollars. The impact of currency swaps traded in December 2009 is to convert the sterling denominated borrowings above into US dollar denominated borrowings.

At December 31, 2010, total committed bank facilities amounted to $1,605 million of which $1,400 million were unutilized. Uncommitted facilities totaled $53 million. In the Group’s opinion, the available facilities are sufficient for the Group’s present requirements.

The Group held cash and short-term deposits at December 31, 2010 amounting to $78 million. Credit risk is minimized by operating a policy that generally restricts the investment of surplus cash to counterparties with an A credit rating or better or those providing adequate security. Limits are also set on the amounts invested with individual counterparties. Notwithstanding that counterparties must have an A credit rating or better, during periods of significant financial market turmoil, counterparty exposure limits are significantly reduced and counterparty credit exposure reviews are broadened to include the relative placing of credit default swap pricings. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

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

Cash From Operating Activities

Net cash from operating activities totaled $462 million for the year ended December 31, 2010 (2009 $432 million).

Cash flow from operating activities is the principal source of cash used to fund the ongoing operating expenses, interest payments, maintenance capital expenditure and dividend payments of the Group. The Group believes that the requirements of its existing business and future investment can be met from cash generated internally, disposition of assets and external finance expected to be available to it.

Cash From Investing Activities

Net cash inflows from investing activities totaled $36 million (2009 $114 million outflow) comprising proceeds (net of tax paid) from the disposal of hotels and investments of $131 million (2009 $34 million) and capital expenditure of $95 million (2009 $148 million). Proceeds in 2010 included $105 million from the sale of the InterContinental Buckhead, Atlanta. Capital expenditure in 2009 included $65 million for the acquisition of the Hotel Indigo San Diego.

Cash Used in Financing Activities

Net cash used in financing activities totaled $447 million (2009 $362 million), including a reduction in gross borrowings of $292 million (2009 $249 million). Returns to shareholders, comprising dividend payments, totaled $121 million (2009 $118 million). The share repurchase program was suspended in 2008.

Overall net debt decreased during the year by $349 million to $743 million at December 31, 2010.

The Group had committed contractual capital expenditure of $14 million at December 31, 2010 (2009 $9 million).

Off-Balance Sheet Arrangements

At December 31, 2010, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

The Group had the following contractual obligations outstanding as of December 31, 2010:

	Total amounts	Less than			After
	committed	1 year	1-3 Years	3-5 years	5 years
	($ million)

Long-term debt(i)(ii)	621	1	205	—	415
Interest payable(ii)	166	32	56	52	26
Finance lease obligations(iii)	3,428	16	32	32	3,348
Operating lease obligations	505	50	76	56	323
Agreed pension scheme contributions(iv)	152	41	17	—	94
Capital contracts placed	14	14	—	—	—

	4,886	154	386	140	4,206

(i)	Repayment period classified according to the related facility maturity date.

(ii)	Including the impact of derivatives.

(iii)	Represents the minimum lease payments related to the 99-year lease on the InterContinental Boston. Payments under the lease step up at regular intervals over the lease term.

(iv)	Primarily relates to the recovery plan agreed with trustees of the InterContinental Hotels UK Pension Plan (see below).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. Forecast payments of $32 million have been provided for in the financial statements and the maximum unprovided exposure under such guarantees was $90 million at December 31, 2010.

As of December 31, 2010, the Group had outstanding letters of credit of $54 million mainly relating to self insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2010, there were no such guarantees in place.

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

On an IAS 19 “Employee Benefits” basis, the InterContinental Hotels UK Pension Plan had a deficit of $34 million at December 31, 2010, including the tax that would be deducted at source in respect of a refund of surplus taking into account amounts payable under funding commitments. The defined benefits section of this Plan is closed to new members. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime allowance; at December 31, 2010, these arrangements had an IAS 19 deficit of $55 million. In 2011, the Group expects to make regular contributions to the UK pension plan of £5 million.

The most recent actuarial valuation of the InterContinental Hotels UK Pension Plan was carried out as of March 31, 2009 and showed a deficit of £129 million on a funding basis. Under the recovery plan agreed with the trustees, the Group aims to eliminate this deficit by March 2017 through additional Company contributions of up to £100 million and projected investment returns. The agreed additional contributions comprise three annual payments of £10 million; £10 million was paid in August 2010 and two further payments of £10 million are due on or before July 31, 2011 and 2012, together with further payments related to the disposal of hotels (7.5% of net sales proceeds) and growth in the Group’s EBITDA above specified targets. If required in 2017, a top-up payment will be made to bring the total additional contributions up to £100 million. The InterContinental Hotels UK Pension Plan is formally valued every three years and future valuations could lead to changes in the amounts payable beyond March 2012. In 2011, the Group expects to make additional contributions of £14 million under these arrangements with further amounts payable if there are any hotel disposals.

The US-based plans are closed to new members and pensionable service no longer accrues for current employee members. On an IAS 19 basis, at December 31, 2010 the plans had a combined deficit of $82 million. In 2011, the Group expects to make contributions to these plans of $10 million.

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

The directors and officers of InterContinental Hotels Group PLC at March 25, 2011 were:

Directors

		Initially	Date of next
		appointed to	reappointment
Name	Title	the Board	by shareholders(1)

James Abrahamson	Director	2010	2011
Graham Allan(2)	Director	2010	2011
Andrew Cosslett	Director and Chief Executive	2005	2011
David Kappler(2)	Director and Senior Independent Director	2004	2011
Kirk Kinsell	Director	2010	2011
Ralph Kugler(2)	Director	2003	2011
Jennifer Laing(2)	Director	2005	2011
Jonathan Linen(2)	Director	2005	2011
Richard Solomons	Director and Chief Financial Officer	2003	2011
David Webster	Director and Chairman	2003	2011
Ying Yeh(2)	Director	2007	2011

(1)	The new UK Corporate Governance Code recommends that all Directors of FTSE 350 companies submit themselves for election or re-election (as appropriate) by shareholders every year. Although IHG is not obliged to follow this recommendation until its Annual General Meeting in 2012, the Board has decided to submit the appointment of all its Directors for shareholder approval in 2011. Therefore, all Directors will retire and offer themselves for election or re-election at the next Annual General Meeting.

(2)	Non-executive independent director.

Officers

		Initially appointed
Name	Title	to position

Tom Conophy	Executive Vice President and Chief Information Officer	2006
Tracy Robbins	Executive Vice President, Human Resources & Group Operations Support	2005
Tom Seddon	Executive Vice President and Chief Marketing Officer	2007
George Turner	Executive Vice President, General Counsel and Company Secretary	2009

On March 16, 2011 the Company announced that Andrew Cosslett will step down as Chief Executive on June 30, 2011, and will be succeeded by Richard Solomons. A Director since 2003 and currently Chief Financial Officer and Head of Commercial Development, Richard Solomons will start in his new position as Chief Executive on July 1, 2011.

Directors and Officers

David Webster, Non-Executive Chairman

Appointed Deputy Chairman and Senior Independent Director of InterContinental Hotels Group PLC on the separation of Six Continents PLC in April 2003. Appointed Non-Executive Chairman on January 1, 2004. Also Non-Executive Chairman of Makinson Cowell Limited, a capital markets advisory firm, a Non-Executive Director of Amadeus IT Holding SA, a transaction processing and technology solutions company for the travel and tourism industry, a member of the Appeals Committee of the Panel on Takeovers and Mergers and a Director of Temple Bar Investment Trust PLC. Formerly Chairman of Safeway plc and a Non-Executive Director of Reed Elsevier PLC. Chairman of the Nomination Committee. Age 66.

Andrew Cosslett, Chief Executive

Appointed Chief Executive in February 2005, joining the Group from Cadbury Schweppes plc where he was most recently President, Europe, Middle East & Africa. During his career at Cadbury Schweppes he held a variety of senior regional management and marketing roles in the UK and Asia Pacific. Also has over 11 years’ experience in brand marketing with Unilever. A member of the Executive Committee of the World Travel & Tourism Council and a member of the President’s Committee of the CBI. Andrew Cosslett will step down as Chief Executive on June 30, 2011. Age 55.

James Abrahamson, President, The Americas

Appointed a Director in August 2010. Has over 32 years’ experience in hotel operations, branding, development and franchise relations. Joined the Group as an Executive Committee member with responsibility for the Americas region in January 2009 from Global Hyatt Corporation, where he served as Head of Development, The Americas. Previously Senior Vice President, Hilton Hotels Corporation for 12 years. Responsible for the business development and performance of all the hotel brands and properties in the Americas’ region. Age 55.

Kirk Kinsell, President, EMEA

Appointed a Director in August 2010, retaining his responsibility for the EMEA region, which he had held as an Executive Committee member since September 2007. Has over 28 years’ experience in the hospitality industry, including senior franchise positions with Holiday Inn Corporation and ITT Sheraton, prior to joining the Group in 2002 as Senior Vice President, Chief Development Officer for the Americas region. Responsible for the business development and performance of all the hotel brands and properties in the EMEA region. Age 56.

Richard Solomons, Chief Financial Officer and Head of Commercial Development

Qualified as a chartered accountant in 1985, followed by seven years in investment banking, based in London and New York. Joined the Group in 1992 and held a variety of senior finance and operational roles. Appointed Finance Director of the Hotels business in October 2002 in anticipation of the separation of Six Continents PLC in April 2003. Responsible for corporate and regional finance, Group financial control, strategy, investor relations, tax, treasury, commercial development and procurement. Richard Solomons will be appointed Chief Executive on July 1, 2011. Age 49.

Graham Allan, Non-Executive Director

Appointed a Director in January 2010. Became Chief Executive Officer of Yum! Restaurants International, a subsidiary of Yum! Brands, Inc., in 2010 after serving as President since 2003. Previously Executive Vice President and Chief Operating Officer of Yum! Restaurants International in Europe. Has over 19 years’ experience in brand management, marketing, franchising and retail development. Age 55.

David Kappler, Senior Independent Non-Executive Director

Appointed a Director and Senior Independent Director in June 2004. A Non-Executive Director of Shire plc. A qualified accountant and formerly Chief Financial Officer of Cadbury Schweppes plc and Non-Executive Chairman of Premier Foods plc. Also served as a Non-Executive Director of Camelot Group plc and HMV Group plc. A member of the Trilantic Europe Advisory Council. Chairman of the Audit Committee. Age 64.

Ralph Kugler, Non-Executive Director

Appointed a Director in April 2003. Also Chairman of Byotrol plc, a hygiene technology company, a Non-Executive Director of Discovery Group Holdings Ltd, a PR services company, Board Adviser at Mars, Incorporated, the global consumer business, a Non-Executive Director of Spotless Holding SAS, a consumer products business, and Senior Advisor to 3i plc. Previously Director on the boards of Unilever PLC and Unilever N.V. until May 2008 with his last role as Global President, Unilever Home and Personal Care. Chairman of the Remuneration Committee. Age 55.

Jennifer Laing, Non-Executive Director

Appointed a Director in August 2005. Was Associate Dean, External Relations at London Business School, until 2007. A Fellow of the Marketing Society and of the Institute of Practitioners in Advertising, has over 30 years’ experience in advertising including 16 years with Saatchi & Saatchi. Also a Non-Executive Director of Hudson Highland Group Inc., a US human resources company. Chairman of the Corporate Responsibility Committee. Age 64.

Jonathan Linen, Non-Executive Director

Appointed a Director in December 2005. Was formerly Vice Chairman of the American Express Company, having held a range of senior positions throughout his career of over 35 years with American Express. A Non-Executive Director of Yum! Brands, Inc. and of Modern Bank N.A., a US private banking company. Also serves on a number of US Councils and advisory boards. Age 67.

Ying Yeh, Non-Executive Director

Appointed a Director in December 2007. Vice President and Chairman, Greater China Region, Nalco Company, a water treatment and process improvement company. Previously Chairman and President, North Asia Region, President, Business Development, Asia Pacific Region and Vice President, Eastman Kodak Company. Also a Non-Executive Director of AB Volvo. Was, for 15 years, a diplomat with the US Foreign Service in Hong Kong and Beijing until 1997. Age 62.

Other members of the Executive Committee

Tom Conophy, Executive Vice President and Chief Information Officer

Has over 30 years’ experience in the IT industry, including management and development of new technology solutions within the travel and hospitality business. Joined the Group in February 2006 from Starwood Hotels & Resorts International where he held the position of Executive Vice President & Chief Technology Officer. Responsible for global technology, including IT systems and information management throughout the Group. Age 50.

Tracy Robbins, Executive Vice President, Human Resources & Group Operations Support

Has over 25 years’ experience in line and HR roles in service industries. Joined the Group in December 2005 from Compass Group PLC, a world leading food service company, where she was Group Human Resources Leadership & Development Director. Previously Group HR Director for Forte Hotels Group. Has global responsibility for talent management, leadership development, reward strategy, organizational capability and operations support. Age 47.

Tom Seddon, Executive Vice President and Chief Marketing Officer

Has over 18 years’ experience in sales and marketing in the hospitality industry, including with IHG’s predecessor parent companies from 1994 to 2004. Rejoined the Group in November 2007, from restaurant business SUBWAY® where he was responsible for worldwide sales and marketing activities. Has responsibility for worldwide brand management, reservations, e-commerce, global sales, relationship and distribution marketing and loyalty programs. Age 42.

George Turner, Executive Vice President, General Counsel and Company Secretary

Solicitor, qualified to private practice in 1995. After 12 years with Imperial Chemical Industries PLC, where he was most recently Deputy Company Secretary, he joined the Group in September 2008. Appointed Executive Vice President, General Counsel and Company Secretary in January 2009. Responsible for corporate governance, risk management, insurance, data privacy, internal audit, company secretariat, legal and corporate responsibility & public affairs. Age 40.

There are no family relationships between any of the persons named above.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

COMPENSATION

In fiscal 2010, the aggregate compensation (including pension contributions, bonus and awards under the long term incentive plans) of the directors and officers of the Company was $23.6 million. The aggregate amount set aside or accrued by the Company in fiscal 2010 to provide pension retirement or similar benefits for those individuals was $0.6 million. An amount of $9.4 million was charged in fiscal 2010 in respect of bonuses payable to them under performance related cash bonus schemes and long term incentive plans.

Note 3 of Notes to the Financial Statements sets out the individual compensation of the directors. The following are details of the Company’s principal share schemes, in which the directors of the Company participated during the period.

Annual Bonus Plan

The IHG Annual Bonus Plan (ABP), enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of shares together with, in certain cases, a matching award of free shares up to half the deferred amount. The bonus and any matching shares awarded are released on the third anniversary of the award date. The bonuses in 2007 were eligible for matching shares, all of which were released on the third anniversary of the award date. In 2007, participants could defer up to 100% of the total annual bonus, with the deferred amount being accounted for as a share-based payment. Under the terms of the 2008, 2009 and 2010 plans a fixed percentage of the bonus is awarded in the form of shares with no voluntary deferral and no matching shares.

The awards in all of the plans are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as set out in the plan rules. Participation in the ABP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year, however, no conditional rights over shares were awarded to participants.

Long Term Incentive Plan

The Long Term Incentive Plan (LTIP) allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of performance conditions, set by the Remuneration Committee, which are normally measured over a three year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During 2010, conditional rights over 2,602,773 shares were awarded to employees under the plan. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2010 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 4, 2015.

Options and Ordinary Shares held by Directors

Details of the directors’ interests in the Company’s shares are set out on page 62 and pages F-46 to F-48.

BOARD PRACTICES

Contracts of Service

The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial notice period reducing to 12 months may be used.

Andrew Cosslett, James Abrahamson, Kirk Kinsell and Richard Solomons have service agreements with a notice period of 12 months.

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

Directors’ Contracts

Contract
	effective	Unexpired term/
Directors	date	notice period

Andrew Cosslett	February 3, 2005	3 months
James Abrahamson	August 1, 2010	12 months
Kirk Kinsell	August 1, 2010	12 months
Richard Solomons	April 15, 2003	12 months

Each of Andrew Cosslett and Richard Solomons signed a letter of appointment, effective from completion of the capital reorganization of the Company and the listing of new IHG shares on June 27, 2005. The terms of each appointment were as set out in each executive director’s original service agreement.

On March 16, 2011 the Company announced that Andrew Cosslett will step down as Chief Executive on June 30, 2011, and will be succeeded by Richard Solomons.

Richard Solomons signed a contract on March 16, 2011 relating to his employment as Chief Executive, effective from July 1, 2011.

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

Upon retirement, and under certain other specified circumstances on termination of his employment, a director will become eligible to receive benefit from his participation in a Company pension plan. See Note 3 of Notes to the Consolidated Financial Statements for details of directors’ pension entitlements at December 31, 2010.

Committees

Each Committee of the Board has written terms of reference which are approved by the Board and which are subject to review each year.

Executive Committee

The Executive Committee is chaired by the Chief Executive. It consists of the executive directors and the most senior executives from the Group and usually meets monthly. Its role is to consider and manage a range of important strategic and business issues facing the Group. It is responsible for monitoring the performance of the business. It is authorized to approve capital and revenue investment within levels agreed by the Board. It reviews and recommends to the Board the most significant investment proposals.

Audit Committee

The Audit Committee is chaired by David Kappler who has significant recent and relevant financial experience and is the Committee’s financial expert. During 2010, the other Committee members were Graham Allan, Ralph Kugler and Jennifer Laing. All Audit Committee members are independent.

The Audit Committee’s principal responsibilities are to:

•	review the Group’s public statements on internal control, risk management and corporate governance compliance prior to their consideration by the Board;

•	review the Group’s processes for detecting and addressing fraud, misconduct and control weaknesses and to consider the response to any such occurrence, including overseeing the process enabling the anonymous submission of concerns;

•	review reports from management, internal audit and external audit concerning the effectiveness of internal control, financial reporting and risk management processes;

•	review with management and the external auditor any financial statements required under UK or US legislation before submission to the Board;

•	establish, review and maintain the role and effectiveness of the internal audit function, including overseeing the appointment of the Head of Global Internal Audit;

•	assume responsibility for the appointment, compensation, resignation, dismissal and the overseeing of the external auditor, including review of the external audit, its cost and effectiveness;

•	pre-approve non-audit work to be carried out by the external auditor and the fees to be paid for that work, along with the monitoring of the external auditor’s independence; and

•	oversee the Group’s Code of Ethics and Business Conduct and associated procedures for monitoring adherence.

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

Remuneration Committee

The Remuneration Committee, chaired by Ralph Kugler, also comprises the following Non-Executive, directors: David Kappler, Jonathan Linen and Ying Yeh. The Remuneration Committee agrees, on behalf of the Board, all aspects of the remuneration of the Executive Directors and the Executive Committee members, and agrees the strategy, direction and policy for the remuneration of senior executives who have a significant influence over the Company’s ability to meet its strategic objectives.

Nomination Committee

The Nomination Committee comprises the Chairman of the Board and all the Non-Executive Directors. It is chaired by the Chairman of the Board except when matters relating to this position are to be discussed, in which case it is chaired by an independent Non-Executive Director. The Committee leads the process for Board appointments and nominates candidates for approval by the Board. The balance of skills, experience, independence and knowledge of Board members is evaluated in order to define the requirements for a particular appointment. The Committee generally engages external consultants to advise on candidates for Board appointments and appointments are made on merit, against objective criteria, including ability to commit time, and with due regard for the benefits of diversity, including gender. The Committee also has responsibility for succession planning and assists in identifying and developing the role of the Senior Independent Director.

During 2010 the Committee discussed succession planning for both the Executive Committee and the Board of Directors, considered and recommended new Executive Director appointments, which have now been implemented, and considered the appointment of an additional Non-Executive Director.

Corporate Responsibility Committee

The Corporate Responsibility Committee, chaired by Jennifer Laing, was established in February 2009. The other Committee member during 2010 was Ralph Kugler. Graham Allan joined the Committee in January 2011. Meetings are regularly attended by other members of the Board and Executive Committee. The Corporate Responsibility Committee ensures that the Company has in place the right policies, management and measurement systems to enable it to deliver against its strategy.

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

EMPLOYEES

The Group directly employed an average of 7,858 people worldwide in the year ended December 31, 2010. Of these, 96% were employed on a full-time basis and 4% were employed on a part-time basis.

The table below analyzes the distribution of the average number of employees for the last three fiscal periods by division and by geographic region.

	Americas	EMEA	Asia Pacific	Central	Total

2010	3,309	1,795	1,517	1,237	7,858

2009	3,229	1,712	1,410	1,205	7,556

2008	3,384	1,824	1,470	1,271	7,949

The costs of the above employees are borne by the Group. In addition, the Group employs 4,489 (2009 4,561, 2008 4,353) people who work in managed hotels or directly on behalf of the System Fund and whose costs of $282 million (2009 $267 million, 2008 $272 million) are borne by those hotels or by the Fund.

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

In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. At December 31, 2010, the minimum wage for individuals between 18 and under the age of 21 was £4.92 per hour and £5.93 per hour for individuals age 21 and above. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

Less than 5% of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

SHARE-BASED COMPENSATION

During 2010, conditional rights over 2,602,773 shares were awarded to employees under the Long Term Incentive Plan. No awards were granted under the Annual Bonus Plan or Executive Share Option Plan. Details regarding the option pricing model and assumptions used to determine the fair value of the awards is included in Note 26 of Notes to the Consolidated Financial Statements.

SHARE OWNERSHIP

The interests of the directors and officers of the Group at March 25, 2011 were:

	Ordinary shares		% of shares
	of 13 29/47 pence		outstanding(4)

Directors
James Abrahamson	146,759		N/A
Graham Allan	2,000		N/A
Andrew Cosslett	622,718		0.21
David Kappler	1,400		N/A
Kirk Kinsell	109,547	(2)	N/A
Ralph Kugler	1,169		N/A
Jennifer Laing	3,998		N/A
Jonathan Linen	7,343	(1)	N/A
Richard Solomons	252,166		N/A
David Webster	34,905		N/A
Ying Yeh	Nil		N/A
Officers
Tom Conophy	93,071		N/A
Tracy Robbins	43,108		N/A
Tom Seddon	54,678	(3)	N/A
George Turner	35,182		N/A

(1)	Held as American Depositary Shares (ADSs).

(2)	637 of which are held as ADSs.

(3)	24,000 of which are held as ADSs.

(4)	Where no figure is given the shareholding represents less than 0.1% of shares outstanding.

The above shareholdings are all beneficial interests. The percentage of ordinary share capital owned by each of the directors is negligible.

The directors’ interests as at December 31, 2010 in options to subscribe for shares in InterContinental Hotels Group PLC are set out on page F-48.

The directors do not have different voting rights from other shareholders of the Company.

The Company announced on March 16, 2011 that Andrew Cosslett will step down as Chief Executive on June 30, 2011, and will be succeeded by Richard Solomons. A Director since 2003 and currently Chief Financial Officer and Head of Commercial Development, Richard Solomons will start in his new position as Chief Executive on July 1, 2011.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, IHG is not directly or indirectly owned or controlled by another corporation or by any government. As at the dates shown, the Company had been notified, in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority, of the following significant holdings of voting rights in its ordinary shares:

	March 25, 2011		March 19, 2010		March 23, 2009
	Number of	Percent	Number of	Percent	Number of	Percent
Identity of person or group	shares/ADSs	of class	shares/ADSs	of class	shares/ADSs	of class

Ellerman Corporation Limited	N/A	N/A	29,921,742	10.39%	29,921,742	10.48%
Southeastern Asset Management, Inc.	N/A	N/A	14,860,671	5.16%	N/A	N/A
FIL Limited (Fidelity International)	N/A	N/A	14,687,743	5.10%	N/A	N/A
Cedar Rock Capital Limited	14,923,417	5.15%	14,923,417	5.18%	14,923,417	5.23%
JP Morgan Asset Management Holdings Inc.	14,592,363	5.03%	N/A	N/A	N/A	N/A
Blackrock, Inc.	14,505,612	5.00%	14,434,598	5.01%	N/A	N/A
Capital Research and Management Company	14,495,664	5.00%	N/A	N/A	N/A	N/A
Legal & General Group Plc	N/A	N/A %	11,336,113	3.94%	11,416,590	4.00%
Lloyds Banking Group plc	N/A	N/A	13,619,563	4.73%	13,619,563	4.77%

The Company’s major shareholders do not have different voting rights from other shareholders of the Company. The Company does not know of any arrangements the operation of which may result in a change in its control.

As of March 25, 2011, 15,035,669 ADSs equivalent to 15,035,669 ordinary shares, or approximately 5.18% of the total ordinary shares in issue, were outstanding and were held by 1,024 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

As of March 25, 2011, there were a total of 54,074 record holders of ordinary shares, of whom 353 had registered addresses in the United States and held a total of 1,540,796 ordinary shares (0.53% of the total issued).

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions or loans for the period beginning January 1, 2010 up to March 25, 2011.

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

Notwithstanding the above, Holiday Hospitality Franchising, Inc., a Group company, is defending a lawsuit filed by Hotel Associates, Inc., a former franchisee, regarding an unfavorable ruling on appeal on February 23, 2011. The final outcome is not yet known, however, a litigation provision for $22 million has been reflected in the

Consolidated Financial Statements for the year ended December 31, 2010, further details of which are set out in Note 1 of Notes to the Consolidated Financial Statements on page F-13.

Dividends

See “Item 3. Key information — Dividends”.

SIGNIFICANT CHANGES

Except as otherwise stated in this Form 20-F, there have been no significant changes subsequent to December 31, 2010.

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

	£ per
	ordinary share		$ per ADS
Year ended December 31,	High	Low	High	Low

2006	12.65	8.07	26.27	14.40
2007	14.20	8.73	32.59	17.37
2008	8.84	4.48	17.40	6.52
2009	9.04	4.46	14.67	6.04
2010	12.66	8.87	20.04	13.84

	£ per
	ordinary share		$ per ADS
Year ended December 31,	High	Low	High	Low

2009
First quarter	6.22	4.46	9.33	6.04
Second quarter	6.90	5.59	11.19	8.20
Third quarter	8.27	5.92	13.74	9.57
Fourth quarter	9.04	7.64	14.67	12.26
2010
First quarter	10.46	8.87	15.71	13.84
Second quarter	12.24	10.23	18.34	14.86
Third quarter	11.99	9.82	18.49	15.24
Fourth quarter	12.66	10.81	20.04	17.20
2011 First quarter (through March 25, 2011)	14.35	12.28	23.28	19.60

	£ per
	ordinary share		$ per ADS
Month ended	High	Low	High	Low

September 2010	11.50	10.43	18.17	16.16
October 2010	12.25	11.27	19.35	17.89
November 2010	12.22	10.81	20.04	17.20
December 2010	12.66	11.55	19.73	18.29
January 2011	13.53	12.43	21.86	19.73
February 2011	14.35	13.03	23.28	21.35
March 2011 (through to March 25, 2011)	13.39	12.28	22.03	19.60

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

ARTICLES OF ASSOCIATION

The Company’s articles of association were adopted at the Annual General Meeting held on May 28, 2010.

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

Matters are transacted at general meetings of the Company by the proposing and passing of resolutions, of which there are two kinds:

•	an ordinary resolution, which includes resolutions for the election of directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares; and

•	a special resolution, which includes resolutions amending the Company’s articles of association, disapplying statutory pre-emption rights, modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up or changing the Company’s name.

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

The articles of association specify that each Director shall retire every three years at the Annual General Meeting and unless otherwise decided by the Directors, shall be eligible for re-election. However, the new UK Corporate Governance Code recommends that all Directors of FTSE 350 companies submit themselves for election or re-election (as appropriate) by shareholders every year. Although IHG is not obliged to follow this recommendation until its Annual General Meeting in 2012, the Board has decided to submit the appointment of all its Directors for shareholder approval in 2011. Therefore, all Directors will retire and offer themselves for election or re-election at the next Annual General Meeting.

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

Syndicated Facility

On May 2, 2008, InterContinental Hotels Group PLC signed the Syndicated Facility, which comprises a five year $2,100 million bank facility agreement with Bank of America N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, HSBC Bank plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Société Générale Corporate & Investment Banking and WestLB AG, London Branch, all acting as mandated lead arrangers and underwriters and HSBC Bank plc as agent bank.

The facility was split into a $1.6 billion five year revolving credit facility and a $500 million 30 month term loan facility. The term loan reduced to $85 million in December 2009 following repayment of $415 million. The outstanding sum of $85 million was repaid in full in September 2010.

The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated net debt to consolidated EBITDA ratio. The margin can vary between LIBOR + 0.475% and LIBOR + 1.05% depending on the level of the ratio.

Disposal to Hospitality Properties Trust (“HPT”)

On December 17, 2004, BHR Texas L.P., InterContinental Hotels Group Resources, Inc., Crowne Plaza LAX, LLC, Crowne Plaza Hilton Head Holding Company, Holiday Pacific Partners Limited Partnership, 220 Bloor Street Hotel Inc. and Staybridge Markham, Inc. (together, the “Vendors”) entered into a Purchase and Sale Agreement (as amended and restated on February 9, 2005) with HPT IHG — 2 Properties Trust (“HPT IHG-2”), pursuant to which HPT IHG-2 purchased from the Vendors 12 hotels situated in the United States and Canada. On the same date, Six Continents International Holdings B.V. (“SIH”), entered into a Stock Purchase Agreement (as amended and restated on February 9, 2005) with HPT IHG-2, pursuant to which HPT IHG-2 purchased from SIH all of the shares in Crowne Plaza (Puerto Rico) Inc., which is the owner of a hotel in Puerto Rico. The total consideration payable by HPT IHG-2 for the sales amounted to $425 million, before transaction costs, equivalent to net book value (of which $395 million was received upon the main completion of the sale on February 16, 2005, with the remaining $30 million received upon the completion of the sale of the InterContinental Hotel in Austin, on June 1, 2005). The Group continues to manage the hotels.

Under the Purchase and Sale Agreement and Stock Purchase Agreement, the Vendors have given certain customary warranties and indemnities to HPT IHG-2.

In connection with the disposals referred to above and as part of both prior and subsequent transactions with HPT in relation to managed hotels, the Group agreed to guarantee certain amounts payable to HPT TRS IHG-1, HPT TRS IHG-2 and HPT TRS IHG-3 (being subsidiaries of the HPT group). The guarantee is for a maximum amount of $125 million, of which $118 million had been utilized at December 31, 2010, and requires amounts to be paid by IHG to HPT TRS IHG-1, HPT TRS IHG-2 and HPT TRS IHG-3 irrespective of the revenue generated by the relevant hotels. The guarantee may be terminated if certain financial tests are met. In addition to the guarantee, the Group paid a deposit to HPT in three transactions between July 2003 and December 2006 in the aggregate amount of $37 million which may be used by HPT to supplement any shortfall between the amounts required to be paid and the amounts actually paid by the Group to HPT (or its affiliates) if the maximum amount of the guarantee has been met.

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

The hotels continue to be operated by the purchaser under the same brands under 15 year franchise agreements.

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

The agreed sale price for the seven hotels was €634 million. The Group retained 30 year management contracts on the hotels, with two ten year renewals at the Group’s discretion, giving a total potential contract length of 50 years.

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

A US holder is a beneficial owner of ordinary shares or ADSs who is for US federal income tax purposes (i) an individual citizen or resident of the US, (ii) a US domestic corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%. The Company expects that dividends paid by the Company with respect to the shares or ADSs will constitute qualified dividend income. U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for its 2010 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” received by certain non-corporate US holders would not apply. Certain elections may be available (including a market-to-market election) to US holders that would result in alternative treatments of the ordinary shares or ADSs. Pursuant to legislation enacted in 2010, if the Company were to be treated as a PFIC in any taxable year, a US holder may be required to file an annual report with the Internal Revenue Service containing such information as the Treasury Department may require.

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

Interest Rate Risk

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25% and no more than 75% of net borrowings for each major currency. This is achieved through the use of interest rate swaps. Due to relatively low interest rates and the level of the Group’s debt, 100% of borrowings were fixed rate debt or had been swapped into fixed rate borrowings at December 31, 2010.

At December 31, 2010, the Group held interest rate swaps (swapping floating for fixed) with notional principals of $100 million and €75 million (2009 $250 million and €75 million). These swaps are held to fix the interest payable on borrowings under the Syndicated Facility. At December 31, 2010, $100 million of US dollar borrowings were fixed at 1.99% until May 2012 and €75 million of euro borrowings were fixed at 5.25% until June 2011.

Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at December 31, 2010, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately $nil (2009 $0.8 million, 2008 $4.7 million). A similar rise in euro and sterling interest rates would increase the annual net interest charge by approximately $nil (2009 $1.1 million, 2008 $1.2 million) and $nil (2009 $nil, 2008 $0.9 million), respectively.

Currency Risk

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profits, net assets and interest cover. To hedge translation exposure, wherever possible, the Group matches the currency of its debt (either directly or via derivatives) to the currency of its net assets, while maximizing the amount of US dollars borrowed to reflect the predominant trading currency. At December 31, 2010, the Group held currency swaps with a principal of $415 million (2009 $415 million) and short dated foreign exchange swaps with principals of €75 million (2009 nil) and HK$ 70 million (2009 nil).

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either December 31, 2010 or December 31, 2009.

A general strengthening of the US dollar (specifically a five cent fall in the sterling: US dollar rate) would increase the Group’s profit before tax by an estimated $3.5 million (2009 $1.6 million, 2008 $4.0 million) and decrease net assets by an estimated $5.6 million (2009 $4.1 million, 2008 $1.1 million). Similarly, a five cent fall in the euro: US dollar rate would reduce the Group’s profit before tax by an estimated $1.4 million (2009 $0.7 million, 2008 $2.0 million) and decrease net assets by an estimated $8.2 million (2009 $4.5 million, 2008 $4.3 million).

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

At December 31, 2010

	Expected to mature before December 31,
	2011	2012	2013	2014	Thereafter	Total	Fair value(i)
	($ million, except percentages)

Long-term debt:
Fixed rate public bonds (sterling)	—	—	—	—	385	385	404
Fixed rate payable					6.0%	6.0%
Fixed rate lease debt (US dollar)	—	—	—	—	206	206	217
Fixed rate payable					9.7%	9.7%
Variable rate bank debt (various currencies)	1	5	197	—	—	203	203
Average interest rate payable	0.9%	5.3%	1.2%			1.3%

	(local currency million, except percentages)

Interest rate swaps:
Principal (US dollar)	—	100	—	—	—	100	(2)
Fixed rate payable		2.0%				2.0%
Variable rate receivable		0.3%				0.3%
Principal (euro)	75	—	—	—	—	75	(2)
Fixed rate payable	5.3%					5.3%
Variable rate receivable	1.0%					1.0%

	(local currency million, except percentages)

Currency swaps:
Principal receivable (sterling)	—	—	—	—	250	250	(38)
Fixed rate receivable					6.0%	6.0%
Principal payable (US dollar)	—	—	—	—	415	415
Fixed rate payable					6.2%	6.2%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest, except for the public bonds which are shown at market value.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges Payable to a Depositary

Category (as defined by SEC)	Depositary actions	Associated fee

(a) Depositing or substituting the underlying shares	Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:	$5 for each 100 ADSs (or portion thereof)
• share distributions, stock split, rights, merger
• Exchange of securities or any other transactions or event or other distribution affecting the ADSs or the Deposited Securities
(b) Receiving or distributing dividends	• Distribution of stock dividends	$5 for each 100 ADSs (or portion thereof)
	• Distribution of cash	$0.02 or less per ADS (or portion thereof)
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion thereof)
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS
(f) General depositary services, particularly those charged on an annual basis	• Other services performed by the depositary in administering the ADRs	$0.02 per ADS (or portion thereof)* not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions
(g) Expenses of the depositary	Expenses incurred on behalf of Holders in connection with: • Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment	Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions $20 per transaction
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

Fees and Charges Payable by a Depositary

Direct Payments

JPMorgan Chase Bank, N.A. is the depositary for IHG’s ADS program. The depositary’s principal executive office is at: 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401, United States of America. The depositary, has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR Program and incurred by the Company in connection with the ADR Program. During the year ended December 31, 2010 the Company received $296,016.62 from the depositary in respect of legal, accounting and other fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements, investor relations programs and advertising and public relations expenditure.

Indirect Payments

As part of its service to the Company, JPMorgan has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice. In the year ended December 31, 2010, JPMorgan agreed to waive fees and expenses amounting to $20,000.

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

Management has issued a report on the effectiveness of the Group’s Internal Control over Financial reporting as at December 31, 2010. This report appears on page F-1 of the Group’s Consolidated Financial Statements contained in this Annual Report.

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

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

	Year ended December 31,
	2010	2009
	($ million)

Audit fees	3.8	4.2
Audit related fees	2.0	1.8
Tax fees	2.1	1.7

Total	7.9	7.7

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
			(c) Total number	number (or
			of shares (or	approximate dollar
		(b) Average	units) purchased	value) of shares (or
	(a) Total number	price paid	as part of publicly	units) that may yet be
	of shares (or	per share	announced plans	purchased under the
Period of fiscal year	units) purchased	(or unit)	or programs	plans or programs

Month 1 (no purchases in this month)	866,100	£9.24	0	28,557,390
Month 2 (no purchases in this month)	500,000	£8.98	0	28,557,390
Month 3 (no purchases in this month)	215,900	£9.71	0	28,557,390
Month 4 (no purchases in this month)	0	0.00	0	28,557,390
Month 5 (no purchases in this month)	0	0.00	0	28,557,390
Month 6 (no purchases in this month)	0	0.00	0	28,777,533 *
Month 7 (no purchases in this month)	0	0.00	0	28,777,533
Month 8 (no purchases in this month)	0	0.00	0	28,777,533
Month 9 (no purchases in this month)	0	0.00	0	28,777,533
Month 10 (no purchases in this month)	27,000	£11.53	0	28,777,533
Month 11 (no purchases in this month)	0	0.00	0	28,777,533
Month 12 (no purchases in this month)	1,500,000	£12.32	0	28,777,533

*	Reflects the resolution passed at the Company’s Annual General Meeting held on May 28, 2010.

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

On February 20, 2007, the Company announced a fourth, £150 million share repurchase program. No shares were repurchased in 2010. By March 25, 2011, 14,446,554 shares had been repurchased at an average price of 831 pence per share (approximately £120 million).

During fiscal 2010, 3,109,000 ordinary shares were purchased by the Company’s Employee Share Ownership Trust at prices ranging from 892 pence to 1232 pence per share, for the purpose of satisfying future share awards to employees.

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

Basis of regulation

The Combined Code contains a series of principles and provisions. It is not, however, mandatory for companies to follow these principles. Instead, companies must disclose how they have applied them and disclose, if applicable, any areas of non-compliance along with an explanation for the non-compliance. In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE. IHG’s statement of compliance with the UK Combined Code’s requirements for 2010 is contained in the Company’s Annual Report and Financial Statements for the year ended December 31, 2010.

Independent Directors

The Combined Code’s principles recommend that at least half the Board, excluding the Chairman, should consist of independent Non-Executive Directors. As at March 25, 2011 the Board consisted of the Chairman, independent at the time of his appointment, four Executive Directors and six independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE set out five bright line tests for director independence. The Board’s judgment is that all of its Non-Executive Directors are independent. However it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chairman and Chief Executive

The Combined Code recommends that the Chairman and Chief Executive should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chairman and Chief Executive were, as at March 25, 2011 and throughout 2010 fulfilled by separate individuals.

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

Code of Ethics

The NYSE requires companies to adopt a code of business conduct and ethics, applicable to directors, officers and employees. Any waivers granted to directors or officers under such a code must be promptly disclosed. The Company’s Code of Ethics, applicable to all directors, officers and employees, is available on the Company’s website. No waivers have been granted under this Code.

Compliance Certification

Each Chief Executive of a US company must certify to the NYSE each year that he or she is not aware of any violation by the Company of any NYSE corporate governance listing standard. As the Company is a foreign private issuer, the Company’s Chief Executive is not required to make this certification. However he is required to notify the NYSE promptly in writing after any of the Company’s Executive Officers become aware of any non-compliance with those NYSE corporate governance rules applicable to the Company.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following Consolidated Financial Statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1	Articles of Association of IHG
Exhibit 4(a)(i)	Trust Deed dated November 27, 2009 relating to a £750 million Euro Medium Term Note Program, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (file No. 1-10409) dated April 1, 2010).
Exhibit 4(a)(ii)	$2,100 million Facility Agreement dated May 2, 2008 among Bank of America N.A., Bank of Tokyo-Mitsubishi UFJ Ltd., Barclays Capital, HSBC Bank plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Société Générale Corporate & Investment Banking and West LB AG (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 7, 2009)
Exhibit 4(b)(i)	Sale and Purchase Agreement dated March 10, 2006 among BHR Luxembourg S.à.r.l., Others, Cooperatie Westbridge Europe I.U.A., Others and Westbridge Hospitality Fund L.P. relating to a portfolio of certain companies and businesses in continental Europe (incorporated by reference to Exhibit 4(b)(viii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(b)(ii)	Sale and Purchase Agreement dated July 13, 2006 between BHR Holdings BV and MSREF VI Danube BV relating to the sale of certain companies and businesses in continental Europe and Side Letter dated September 5, 2006 (incorporated by reference to Exhibit 4(b)(ix) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 30, 2007)
Exhibit 4(c)(i)	James Abrahamson’s service contract dated January 5, 2009, as amended by a letter dated July 5, 2010.
Exhibit 4(c)(ii)	Kirk Kinsell’s service contract commencing on August 1, 2010, as amended by a letter dated July 5, 2010.
Exhibit 4(c)(iii)	Richard Solomons’ service contract dated March 16, 2011, commencing on July 1, 2011.

Exhibit 4(c)(iv)	Richard Solomons’ service contract dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iv) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 8, 2004)
Exhibit 4(c)(v)	Richard Solomons’ letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 4(c)(vi)	Andrew Cosslett’s service contract dated December 13, 2004 (incorporated by reference to Exhibit 4(c)(v) of InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated May 3, 2005)
Exhibit 4(c)(vii)	Andrew Cosslett’s letter of appointment dated April 2005, effective from June 27, 2005 on completion of the Scheme of Arrangement and the introduction of the new parent company to the Group (incorporated by reference to Exhibit 4(c)(viii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 31, 2006)
Exhibit 8	List of Subsidiaries
Exhibit 12(a)	Certification of Andrew Cosslett filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 12(b)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 13(a)	Certification of Andrew Cosslett and Richard Solomons furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
Exhibit 15(a)	Consent of Ernst & Young LLP (included on page F-4)

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

In connection with the preparation of the Group’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”).

Based on this assessment, management has concluded that as of December 31, 2010, the Group’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC:

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). InterContinental Hotels Group PLC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, InterContinental Hotels Group PLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying Consolidated statements of financial position of InterContinental Hotels Group PLC as of December 31, 2010 and 2009, and the related Consolidated income statements, Consolidated statements of comprehensive income, Consolidated statements of changes in equity and Consolidated statements of cash flows for each of the three years in the period ended December 31, 2010, and the financial statement schedule listed in the Index at Item 18. Financial Statements, and our report dated April 11, 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England

April 11, 2011

INTERCONTINENTAL HOTELS GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC

We have audited the accompanying Consolidated statements of financial position of InterContinental Hotels Group PLC as of December 31, 2010 and 2009, and the related Consolidated income statements, Consolidated statements of comprehensive income, Consolidated statements of changes in equity and Consolidated statements of cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statements schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at December 31, 2010 and 2009, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
London, England
April 11, 2011

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-108084 and Form S-8 Nos. 333-01572, 333-08336, 333-99785, 333-104691 and 333-126139) of InterContinental Hotels Group PLC of the reference to our name in “Item 3. Key information” and our reports dated April 11, 2011, with respect to the Consolidated Financial Statements and Schedule of InterContinental Hotels Group PLC, and the effectiveness of internal control over financial reporting of InterContinental Hotels Group PLC, included in this Annual Report (Form 20-F) for the year ended December 31, 2010.

ERNST & YOUNG LLP
London, England
April 11, 2011

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED INCOME STATEMENT

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2010			2009			2008
	Before	Exceptional		Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items		exceptional	items
	items	(Note 5)	Total	items	(Note 5)	Total	items	(Note 5)	Total
	($ million)

Revenue (Note 2)	1,628	—	1,628	1,538	—	1,538	1,897	—	1,897
Cost of sales	(753)	—	(753)	(769)	(91)	(860)	(852)	—	(852)
Administrative expenses	(331)	(35)	(366)	(303)	(83)	(386)	(400)	(59)	(459)
Other operating income and expenses	8	35	43	6	(2)	4	14	25	39

	552	—	552	472	(176)	296	659	(34)	625
Depreciation and amortization (Note 2)	(108)	—	(108)	(109)	—	(109)	(110)	(2)	(112)
Impairment (Note 2)	—	(7)	(7)	—	(197)	(197)	—	(96)	(96)

Operating profit/(loss) (Note 2)	444	(7)	437	363	(373)	(10)	549	(132)	417
Financial income (Note 6)	2	—	2	3	—	3	12	—	12
Financial expenses (Note 6)	(64)	—	(64)	(57)	—	(57)	(113)	—	(113)

Profit/(loss) before tax	382	(7)	375	309	(373)	(64)	448	(132)	316
Tax (Note 7)	(98)	1	(97)	(15)	287	272	(101)	42	(59)

Profit for the year from continuing operations	284	(6)	278	294	(86)	208	347	(90)	257
Profit for the year from discontinued operations (Note 11)	—	2	2	—	6	6	—	5	5

Profit for the year	284	(4)	280	294	(80)	214	347	(85)	262

Attributable to:
Equity holders of the parent	284	(4)	280	293	(80)	213	347	(85)	262
Non-controlling interest	—	—	—	1	—	1	—	—	—

	284	(4)	280	294	(80)	214	347	(85)	262

Earnings per ordinary share (Note 9)
Continuing operations:
Basic			96.5¢			72.6¢			89.5¢
Diluted			93.9¢			70.2¢			86.8¢
Total operations:
Basic			97.2¢			74.7¢			91.3¢
Diluted			94.6¢			72.2¢			88.5¢

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	($ million)

Profit for the year	280	214	262

Other comprehensive income
Available-for-sale financial assets:
Gains/(losses) on valuation	17	11	(4)
Losses/(gains) reclassified to income on impairment/disposal	1	4	(17)
Cash flow hedges:
Losses arising during the year	(4)	(7)	(14)
Reclassified to financial expenses	6	11	2
Defined benefit pension plans:
Actuarial losses, net of related tax credit of $7m (2009 $1m, 2008 $13m)	(38)	(57)	(23)
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax credit of $10m (2009 $nil, 2008 $nil)	(38)	21	(14)
Exchange differences on retranslation of foreign operations, including related tax credit of $1m (2009 $4m, 2008 $1m)	(4)	43	(56)
Tax related to pension contributions	7	—	8

Other comprehensive (loss)/income for the year	(53)	26	(118)

Total comprehensive income for the year attributable to equity holders of the parent	227	240	144

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Retained earnings and other reserves
					Shares
	Share Capital				held by		Unrealized
	Number			Capital	employee		gains and	Currency		IHG	Non-
	of	Nominal	Share	redemption	share	Other	losses	translation	Retained	shareholders’	controlling	Total
	shares(i)	value(i)	premium(ii)	reserve(ii)	trusts(iii)	reserves(iv)	reserve(v)	reserve(vi)	earnings	equity	interest	equity
	($ million, number of shares — millions)

At January 1, 2010	287	63	79	11	(4)	(2,900)	29	215	2,656	149	7	156

Profit for the year	—	—	—	—	—	—	—	—	280	280	—	280
Other comprehensive income:
Gains on valuation of available-for-sale financial assets	—	—	—	—	—	—	17	—	—	17	—	17
Losses reclassified to income on impairment of available-for-sale financial assets	—	—	—	—	—	—	1	—	—	1	—	1
Losses on cash flow hedges	—	—	—	—	—	—	(4)	—	—	(4)	—	(4)
Amounts reclassified to financial expenses on cash flow hedges	—	—	—	—	—	—	6	—	—	6	—	6
Actuarial losses on defined benefit pension plans	—	—	—	—	—	—	—	—	(38)	(38)	—	(38)
Change in asset restriction on pension plans in surplus and liability in respect of funding commitments	—	—	—	—	—	—	—	—	(38)	(38)	—	(38)
Exchange differences on retranslation of foreign operations	—	—	—	—	—	—	—	(4)	—	(4)	—	(4)
Tax related to pension contributions	—	—	—	—	—	—	—	—	7	7	—	7

Total other comprehensive income	—	—	—	—	—	—	20	(4)	(69)	(53)	—	(53)

Total comprehensive income for the year	—	—	—	—	—	—	20	(4)	211	227	—	227
Issue of ordinary shares	2	1	18	—	—	—	—	—	—	19	—	19
Purchase of own shares by employee share trusts	—	—	—	—	(53)	—	—	—	—	(53)	—	(53)
Release of own shares by employee share trusts	—	—	—	—	21	—	—	—	(26)	(5)	—	(5)
Equity-settled share-based cost	—	—	—	—	—	—	—	—	33	33	—	33
Tax related to share schemes	—	—	—	—	—	—	—	—	22	22	—	22
Equity dividends paid	—	—	—	—	—	—	—	—	(121)	(121)	—	(121)
Exchange	—	(3)	(3)	(1)	1	6	—	—	—	—	—	—

At December 31, 2010	289	61	94	10	(35)	(2,894)	49	211	2,775	271	7	278

All items are shown net of tax.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — (Continued)

			Retained earnings and other reserves
					Shares
	Share Capital				held by		Unrealized
	Number			Capital	employee		gains and	Currency		IHG	Non-
	of	Nominal	Share	redemption	share	Other	losses	translation	Retained	shareholders’	controlling	Total
	shares(i)	value(i)	premium(ii)	reserve(ii)	trusts(iii)	reserves(iv)	reserve(v)	reserve(vi)	earnings	equity	interest	equity
	($ million, number of shares — millions)

At January 1, 2009	286	57	61	10	(49)	(2,890)	9	172	2,624	(6)	7	1

Profit for the year	—	—	—	—	—	—	—	—	213	213	1	214
Other comprehensive income:
Gains on valuation of available-for-sale financial assets	—	—	—	—	—	—	11	—	—	11	—	11
Losses reclassified to income on impairment of available-for-sale financial assets	—	—	—	—	—	—	4	—	—	4	—	4
Losses on cash flow hedges	—	—	—	—	—	—	(7)	—	—	(7)	—	(7)
Amounts reclassified to financial expenses on cash flow hedges	—	—	—	—	—	—	11	—	—	11	—	11
Actuarial losses on defined benefit pension plans	—	—	—	—	—	—	—	—	(57)	(57)	—	(57)
Change in asset restriction on pension plans in surplus	—	—	—	—	—	—	—	—	21	21	—	21
Exchange differences on retranslation of foreign operations	—	—	—	—	—	—	1	43	—	44	(1)	43

Total other comprehensive income	—	—	—	—	—	—	20	43	(36)	27	(1)	26

Total comprehensive income for the year	—	—	—	—	—	—	20	43	177	240	—	240
Issue of ordinary shares	1	—	11	—	—	—	—	—	—	11	—	11
Purchase of own shares by employee share trusts	—	—	—	—	(6)	—	—	—	—	(6)	—	(6)
Release of own shares by employee share trusts	—	—	—	—	55	—	—	—	(61)	(6)	—	(6)
Equity-settled share-based cost	—	—	—	—	—	—	—	—	24	24	—	24
Tax related to share schemes	—	—	—	—	—	—	—	—	10	10	—	10
Equity dividends paid	—	—	—	—	—	—	—	—	(118)	(118)	—	(118)
Exchange	—	6	7	1	(4)	(10)	—	—	—	—	—	—

At December 31, 2009	287	63	79	11	(4)	(2,900)	29	215	2,656	149	7	156

All items are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — (Continued)

			Retained earnings and other reserves
					Shares
	Share Capital				held by		Unrealized
	Number			Capital	employee		gains and	Currency		IHG	Non-
	of	Nominal	Share	redemption	share	Other	losses	translation	Retained	shareholders’	controlling	Total
	shares(i)	value(i)	premium(ii)	reserve(ii)	trusts(iii)	reserves(iv)	reserve(v)	reserve(vi)	earnings	equity	interest	equity
	($ million, number of shares — millions)

At January 1, 2008	295	81	82	10	(83)	(2,918)	38	233	2,649	92	6	98

Profit for the year	—	—	—	—	—	—	—	—	262	262	—	262
Other comprehensive income:
Losses on valuation of available-for-sale financial assets	—	—	—	—	—	—	(4)	—	—	(4)	—	(4)
Gains reclassified to income on disposal of available-for-sale financial assets	—	—	—	—	—	—	(17)	—	—	(17)	—	(17)
Losses on cash flow hedges	—	—	—	—	—	—	(14)	—	—	(14)	—	(14)
Amounts reclassified to financial expenses on cash flow hedges	—	—	—	—	—	—	2	—	—	2	—	2
Actuarial losses on defined benefit pension plans	—	—	—	—	—	—	—	—	(23)	(23)	—	(23)
Change in asset restriction on pension plans in surplus	—	—	—	—	—	—	—	—	(14)	(14)	—	(14)
Exchange differences on retranslation of foreign operations	—	—	—	—	—	—	4	(61)	1	(56)	—	(56)
Tax related to pension contributions	—	—	—	—	—	—	—	—	8	8	—	8

Total other comprehensive income	—	—	—	—	—	—	(29)	(61)	(28)	(118)	—	(118)

Total comprehensive income for the year	—	—	—	—	—	—	(29)	(61)	234	144	—	144
Issue of ordinary shares	—	—	2	—	—	—	—	—	—	2	—	2
Repurchase of shares	(9)	(3)	—	—	—	—	—	—	(136)	(139)	—	(139)
Transfer to capital redemption reserve	—	—	—	3	—	—	—	—	(3)	—	—	—
Purchase of own shares by employee share trusts	—	—	—	—	(24)	—	—	—	—	(24)	—	(24)
Release of own shares by employee share trusts	—	—	—	—	39	—	—	—	(53)	(14)	—	(14)
Equity-settled share-based cost	—	—	—	—	—	—	—	—	49	49	—	49
Tax related to share schemes	—	—	—	—	—	—	—	—	2	2	—	2
Equity dividends paid	—	—	—	—	—	—	—	—	(118)	(118)	—	(118)
Exchange and other adjustments	—	(21)	(23)	(3)	19	28	—	—	—	—	1	1

At December 31, 2008	286	57	61	10	(49)	(2,890)	9	172	2,624	(6)	7	1

All items are shown net of tax.

At December 31, 2007 the authorized share capital was £160,050,000 comprising 1,175,000,000 ordinary shares of 13 29/47 pence each and one redeemable preference share of £50,000.

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

At September 30, 2009, the authorized share capital was £160,050,000, comprising 1,175,000,000 ordinary shares of 13 29/47 pence each and one redeemable preference share of £50,000. As a result of the resolution passed at the Annual General Meeting on May 29, 2009 amending the articles of association in line with the Companies Act 2006, from October 1, 2009 the Company no longer has an authorized share capital.

During 2004 and 2005, the Company undertook to return funds of up to £750 million to shareholders by way of three consecutive £250 million share repurchase programs, the third of which was completed in the first half of 2007. In June 2007, a further £150 million share repurchase program commenced.

During 2008, 9,219,325 (2007 7,724,844) ordinary shares were repurchased and canceled under the authorities granted by shareholders at the Extraordinary General Meeting held on June 1, 2007 and at the Annual General Meeting held on May 30, 2008. The Company deferred its £150 million share repurchase program in November 2008 in order to preserve cash and maintain the strength of the Group’s financial position. No shares were repurchased in 2010 or 2009.

The authority given to the Company at the Annual General Meeting on May 28, 2010 to purchase its own shares was still valid at December 31, 2010. A resolution to renew the authority will be put to shareholders at the Annual General Meeting on May 27, 2011.

(ii)	The share premium reserve and capital redemption reserve are not distributable. The share premium reserve has a balance of $94 million (2009 $79 million, 2008 $61 million) representing the amount of proceeds received for shares in excess of their nominal value. The capital redemption reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or canceled.

(iii)	The shares held by employee share trusts comprises $34.6 million (2009 $3.8 million, 2008 $49.2 million) in respect of 1.9 million (2009 0.3 million, 2008 3.0 million) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at December 31, 2010 of $37 million (2009 $4 million, 2008 $25 million).

(iv)	Other reserves comprises the merger and revaluation reserves previously recognized under UK GAAP, together with the reserve arising as a consequence of the Group’s capital reorganization in June 2005. Following the change in presentational currency to the US dollar in 2008, this reserve also includes exchange differences arising on the retranslation to period-end exchange rates of equity share capital, the capital redemption reserve and shares held by employee share trusts.

(v)	The unrealized gains and losses reserve records movements to fair value of available-for-sale financial assets and the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to hedged transactions that have not yet occurred.

The fair value of cash flow hedging instruments outstanding at December 31, 2010 was a $4 million liability (2009 $7 million, 2008 $10 million).

(vi)	The currency translation reserve records the movement in exchange differences arising from the translation of the financial statements of foreign operations and exchange differences on foreign currency borrowings and derivative instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil as permitted by IFRS 1.

The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at December 31, 2010 was a $40 million liability (2009 $13 million, 2008 $nil).

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

ASSETS
Property, plant and equipment — (Note 10)	1,690	1,836
Goodwill — (Note 12)	92	82
Intangible assets — (Note 13)	266	274
Investment in associates — (Note 14)	43	45
Retirement benefit assets — (Note 3)	5	12
Other financial assets — (Note 15)	135	130
Deferred tax assets — (Note 25)	88	95

Total non-current assets	2,319	2,474

Inventories — (Note 16)	4	4
Trade and other receivables — (Note 17)	371	335
Current tax receivable	13	35
Cash and cash equivalents — (Note 18)	78	40
Other financial assets — (Note 15)	—	5

Total current assets	466	419

Total assets (Note 2)	2,785	2,893

LIABILITIES
Loans and other borrowings — (Note 22)	(18)	(106)
Derivative financial instruments — (Note 23)	(6)	(7)
Trade and other payables — (Note 19)	(722)	(668)
Provisions — (Note 20)	(30)	(65)
Current tax payable	(167)	(194)

Total current liabilities	(943)	(1,040)

Loans and other borrowings — (Note 22)	(776)	(1,016)
Derivative financial instruments — (Note 23)	(38)	(13)
Retirement benefit obligations — (Note 3)	(200)	(142)
Trade and other payables — (Note 19)	(464)	(408)
Provisions (Note 20)	(2)	—
Deferred tax liabilities — (Note 25)	(84)	(118)

Total non-current liabilities	(1,564)	(1,697)

Total liabilities (Note 2)	(2,507)	(2,737)

Net assets	278	156

EQUITY
Equity share capital	155	142
Capital redemption reserve	10	11
Shares held by employee share trusts	(35)	(4)
Other reserves	(2,894)	(2,900)
Unrealized gains and losses reserve	49	29
Currency translation reserve	211	215
Retained earnings	2,775	2,656

IHG shareholders’ equity	271	149
Non-controlling interest	7	7

Total equity	278	156

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	($ million)

Profit for the year	280	214	262
Adjustments for:
Net financial expenses	62	54	101
Income tax charge/(credit)	97	(272)	59
Depreciation and amortization	108	109	112
Impairment	7	197	96
Other exceptional operating items	—	176	34
Gain on disposal of assets, net of tax	(2)	(6)	(5)
Equity-settled share-based cost, net of payments	26	14	31
Other items	1	1	3

Operating cash flow before movements in working capital	579	487	693
(Increase)/decrease in trade and other receivables	(35)	58	42
Net change in loyalty program liability and System Fund surplus	10	42	55
Increase/(decrease) in other trade and other payables	131	(41)	26
Utilization of provisions	(54)	—	—
Retirement benefit contributions, net of cost	(27)	(2)	(27)
Cash flows relating to exceptional operating items	(21)	(60)	(49)

Cash flow from operations	583	484	740
Interest paid	(59)	(53)	(112)
Interest received	2	2	12
Tax (paid)/received on operating activities	(64)	(1)	1

Net cash from operating activities	462	432	641

Cash flow from investing activities
Purchases of property, plant and equipment	(62)	(100)	(53)
Purchases of intangible assets	(29)	(33)	(49)
Investment in associates and other financial assets	(4)	(15)	(6)
Disposal of assets, net of costs and cash disposed of	107	20	25
Proceeds from associates and other financial assets	28	15	61
Tax paid on disposals	(4)	(1)	(3)

Net cash from investing activities	36	(114)	(25)

Cash flow from financing activities
Proceeds from the issue of share capital	19	11	2
Purchase of own shares	—	—	(139)
Purchase of own shares by employee share trusts	(53)	(8)	(22)
Proceeds on release of own shares by employee share trusts	—	2	2
Dividends paid to shareholders	(121)	(118)	(118)
Issue of £250m 6% bonds	—	411	—
Decrease in other borrowings	(292)	(660)	(316)

Net cash from financing activities	(447)	(362)	(591)

Net movement in cash and cash equivalents in the year	51	(44)	25
Cash and cash equivalents at beginning of the year	40	82	105
Exchange rate effects	(13)	2	(48)

Cash and cash equivalents at end of the year	78	40	82

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Note 1 —	Accounting policies

General information

The consolidated financial statements of InterContinental Hotels Group PLC (the “Group” or “IHG”) for the year ended December 31, 2010 were authorized for issue to the UK listing authorities in accordance with a resolution of the Directors on February 14, 2011. InterContinental Hotels Group PLC (the “Company”) is incorporated in Great Britain and registered in England and Wales.

On February 23, 2011, the Group received an unfavorable court judgment in respect of a prior year litigation claim. As required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and IAS 10 “Events after the Reporting Period”, the Consolidated Financial Statements for the year ended December 31, 2010, authorized by the Directors on April 11, 2011, for issue on Form 20-F include a litigation provision of $22 million ($13 million net of tax) to reflect this adjusting post balance sheet event.

The impact of the above adjusting post balance sheet event is summarized as follows:

	Consolidated Financial
	Statements authorized on
	February 14, 2011	April 11, 2011

Profit before tax ($ million)	397	375
Profit for the year ($ million)	293	280
Net assets ($ million)	291	278
Basic earnings per share (cents)	101.7	97.2
Diluted earnings per share (cents)	99.0	94.6

As the provision has been recorded as an exceptional item, there was no impact on results before exceptional items and adjusted earnings per share.

Summary of significant accounting policies

Basis of preparation

The Consolidated Financial Statements of IHG have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”), and as applied in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Group’s Consolidated Financial Statements for the years presented.

Changes in accounting policies

With effect from January 1, 2010, the Group has implemented the following new accounting standards, amendments and interpretations. None of these have had a material impact on the Group’s financial performance or position during the year and there has been no requirement to restate prior year comparatives.

IFRS 3 (Revised) “Business Combinations” changes the accounting for transaction costs, the valuation of non-controlling interests, the initial recognition and subsequent measurement of contingent consideration, and business combinations achieved in stages. These changes will impact the amount of goodwill recognized and the reported results in the period when an acquisition occurs and future reported results. These changes only apply to new acquisitions and there have been none during the year.

IAS 27 (Revised) “Consolidated and Separate Financial Statements” requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and such transactions no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost; any remaining interest in the entity is remeasured to fair value with a gain or loss recognized in profit or loss.

IFRIC 17 “Distribution of Non-cash assets to Owners” provides guidance on accounting for arrangements where non-cash assets are distributed to shareholders.

IAS 39 (amendment) “Financial Instruments: Recognition and Measurement — Eligible Hedged Items” clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. The amendment also specifies that inflation is not a separately identifiable risk and cannot be designated as the hedged risk unless it represents a contractually specified cash flow.

IFRS 2 (amendment) “Share-based Payment: Group Cash-settled Share-based Payment Arrangements” provides guidance on accounting for inter-group cash-settled share-based payment transactions in the separate financial statements of an entity.

IFRS 5 (amendment) “Non-current Assets Held for Sale and Discontinued Operations” clarifies that disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5.

IFRS 8 (amendment) “Operating Segments” clarifies that segment assets and liabilities need only be reported when included in information reviewed by the chief operating decision maker.

IAS 7 (amendment) “Statement of Cash Flows” states that only expenditure resulting in recognition of an asset can be presented as a cash flow from investing activities.

IAS 17 (amendment) “Leases” clarifies that a lease of land should be classified as an operating or finance lease in accordance with the economic substance of the arrangement.

IAS 36 (amendment) “Impairment of Assets” clarifies that the largest permitted unit for allocation of goodwill is the IFRS 8 operating segment before aggregation for reporting purposes.

IFRIC 16 (amendment) “Hedges of a Net Investment in a Foreign Operation” removes the restriction on a hedged foreign operation holding the hedging instruments.

Changes in presentation

The Consolidated statement of changes in equity has been expanded to include an analysis of other comprehensive income by each component of equity. The additional information is presented in accordance with best practice and will become mandatory in 2011.

The fair values of derivative financial instruments are presented separately on the face of the Consolidated statement of financial position for the first time (previously included within current “Trade and other payables”) due to their increased materiality and in accordance with best practice.

Net debt has been redefined to include the exchange element of the fair value of currency swaps that fix the value of the Group’s £250m 6% bonds. This change has been made to reflect the commercial rationale of the hedging relationship. See Notes 23 and 24 for further details.

Presentational currency

The Consolidated Financial Statements are presented in millions of US dollars following a management decision to change the reporting currency from sterling during 2008. The change was made to reflect the profile of the Group’s revenue and operating profit which are primarily generated in US dollars or US dollar-linked currencies.

The currency translation reserve was set to nil at January 1, 2004 on transition to IFRS and this reserve is presented on the basis that the Group has reported in US dollars since this date. Equity share capital, the capital redemption reserve and shares held by employee share trusts are translated into US dollars at the rates of exchange on the last day of the period; the resultant exchange differences are recorded in other reserves.

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

Borrowing costs attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to prepare for its intended use or sale are capitalized as part of the asset cost. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. However, all borrowing costs relating to projects commencing before January 1, 2009 were expensed.

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

Property, plant and equipment are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Assets that do not generate independent cash flows are combined into cash-generating units. If carrying values exceed their estimated recoverable amount, the assets or cash-generating units are written down to the recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses, and any subsequent reversals, are recognized in the income statement.

On adoption of IFRS, the Group retained previous revaluations of property, plant and equipment at deemed cost as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

Goodwill

Goodwill arises on consolidation and is recorded at cost, being the excess of the cost of acquisition over the fair value at the date of acquisition of the Group’s share of identifiable assets, liabilities and contingent liabilities. With effect from January 1, 2010, transaction costs are expensed and therefore not included in the cost of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment at least annually by comparing carrying values of cash-generating units with their recoverable amounts. Impairment losses cannot be subsequently reversed.

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

Management contracts

When assets are sold and a purchaser enters into a franchise or management contract with the Group, the Group capitalizes as part of the gain or loss on disposal an estimate of the fair value of the contract entered into. The value of management contracts is amortized over the life of the contract which ranges from six to 50 years on a straight-line basis.

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

Financial assets are assessed for impairment at each period-end date. In the case of an equity investment classified as available-for-sale, a significant or prolonged decline in fair value below cost is evidence that the asset is impaired. If an available-for-sale financial asset is impaired, the difference between original cost and fair value is transferred from equity to the income statement to the extent of any cumulative loss recorded in equity, with any excess charged directly to the income statement. Impairment losses on equity instruments are not reversed through the income statement.

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

In the Consolidated statement of cash flows, cash and cash equivalents are shown net of short-term overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

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

Derivative financial instruments and hedging

Derivatives are initially recognized and subsequently remeasured at fair value. The method of recognizing the remeasurement depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income and the unrealized gains and losses reserve to the extent that the hedges are effective. When the hedged item is recognized, the cumulative gains and losses on the related hedging instrument are reclassified to the income statement.

Changes in the fair value of derivatives designated as net investment hedges are recorded in other comprehensive income and the currency translation reserve to the extent that the hedges are effective. The cumulative gains and losses remain in equity until a foreign operation is sold, at which point they are reclassified to the income statement.

Changes in the fair value of derivatives which have either not been designated as hedging instruments or relate to the ineffective portion of hedges are recognized immediately in the income statement.

Documentation outlining the measurement and effectiveness of any hedging arrangements is maintained throughout the life of the hedge relationship.

Interest arising from currency derivatives and interest rate swaps is recorded in financial income or expenses on a net basis over the term of the agreement, unless the accounting treatment for the hedging relationship requires the interest to be taken to reserves.

Self insurance

The Group undertakes self insurance for various insurable risks including property damage/business interruption, fidelity guarantee, general liability, workers’ compensation/employers’ liability and employee medical and dental coverage from time to time in line with economic conditions and trends within the global insurance market. Insurance reserves for self insurance include projected settlements for known and incurred but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that a payment will be made and a reliable estimate of the amount payable can be made. If the effect of the time value of money is material, the provision is discounted.

An onerous contract provision is recognized when the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received under it.

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

Defined benefit plans

Plan assets are measured at fair value and plan liabilities are measured on an actuarial basis, using the projected unit credit method and discounting at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities. The difference between the value of plan assets and liabilities at the period-end date is the amount of surplus or deficit recorded in the statement of financial position as an asset or liability. An asset is recognized when the employer has an unconditional right to use the surplus at some point during the life of the plan or on its wind up. If a refund would be subject to a tax other than income tax, as is the case in the United Kingdom, the asset is recorded at the amount net of tax. A liability is also recorded for any such tax that would be payable in respect of funding commitments based on the accounting assumption that the related payments increase the asset.

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

The Group has taken advantage of the transitional provisions of IFRS 2 “Share-based Payment” in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after November 7, 2002 that had not vested before January 1, 2005.

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

Discontinued operations

Discontinued operations are those relating to hotels or operations sold or those classified as held for sale when the results relate to a separate line of business, geographical area of operations, or where there is a co-ordinated plan to dispose of a separate line of business or geographical area of operations.

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

The estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are:

•	Trade receivables — a provision for impairment of trade receivables is made on the basis of historical experience and other factors considered relevant by management.

•	Impairment — the Group determines whether goodwill is impaired on an annual basis or more frequently if there are indicators of impairment. Other non-current assets, including property, plant and equipment, are tested for impairment if there are indicators of impairment. Impairment testing requires an estimate of future cash flows and the choice of a suitable discount rate and, in the case of hotels, an assessment of recoverable amount based on comparable market transactions.

•	System Fund — in addition to management or franchise fees, hotels within the IHG system pay cash assessments and contributions which are collected by IHG for specific use within the System Fund (the “Fund”). The Fund also receives proceeds from the sale of Priority Club Rewards points. IHG exerts significant influence over the operation of the Fund, however the Fund is managed for the benefit of hotels in the system with the objective of driving revenues for the hotels. The Fund is used to pay for marketing, the Priority Club Rewards loyalty program and the global reservation system. The Fund is planned to operate at breakeven with any short-term timing surplus or deficit carried in the Consolidated statement of financial position within working capital.

As all Fund income is designated for specific purposes and does not result in a profit or loss for the Group, the revenue recognition criteria as outlined in the accounting policy above are not met and therefore the income and expenses of the Fund are not included in the Consolidated income statement.

The assets and liabilities relating to the Fund are included in the appropriate headings in the Consolidated statement of financial position as the related legal, but not beneficial, rights and obligations rest with the Group. These assets and liabilities include the Priority Club Rewards liability, short-term timing surpluses and deficits and any receivables and payables related to the Fund.

The cash flows relating to the Fund are reported within ‘‘cash flow from operations’’ in the Consolidated statement of cash flows due to the close interrelationship between the Fund and the trading operations of the Group.

Further information on the Fund is included in Note 31.

•	Loyalty program — the hotel loyalty program, Priority Club Rewards, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and redeem points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using eventual redemption rates determined by actuarial methods and points values. Actuarial gains and losses on the future redemption liability are borne by the System Fund and any resulting changes in the liability would correspondingly adjust the amount of short-term timing differences held in the Consolidated statement of financial position.

•	Retirement and other post-employment benefits — the cost of defined benefit pension plans and other post-employment benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases.

•	Tax — provisions for tax accruals require judgments on the interpretation of tax legislation, developments in tax case law and the potential outcomes of tax audits and appeals. In addition, deferred tax assets are recognized for unused tax attributes to the extent that it is probable that taxable profit will be available against which they can be utilized. Judgment is required as to the amount that can be recognized based on the likely amount and timing of future taxable profits, taking into account expected tax planning. Deferred tax balances are dependent on management’s expectations regarding the manner and timing of recovery of the related assets.

•	Other — the Group also makes estimates and judgments in the valuation of franchise and management agreements acquired on asset disposals, the valuation of financial assets classified as available-for-sale, the outcome of legal proceedings and claims and in the valuation of share-based payment costs.

New standards issued but not effective

The following accounting standards, amendments and interpretations with an effective date after the date of these financial statements have not been adopted early by the Group and will be adopted in accordance with the effective date. The Directors do not anticipate that the adoption of these standards, amendments and interpretations will have a material impact on the Group’s reported income or net assets in the period of adoption.

IFRS 9 “Financial Instruments: Classification and Measurement” which is effective from January 1, 2013, introduces new requirements for classifying and measuring financial assets and for measuring financial liabilities at fair value through profit or loss.

IAS 24 (amendment) “Related Party Disclosures” which is effective from January 1, 2011, clarifies and simplifies the definition of a related party.

IFRIC 14 (amendment) “Prepayments of a Minimum Funding Requirement” which is effective from January 1, 2011 with retrospective application, permits an entity to treat the prepayment of a minimum funding requirement as an asset.

IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” which is effective from July 1, 2010, clarifies that equity instruments issued to a creditor to extinguish a financial liability are measured at fair value with any gain or loss recognized immediately in profit or loss.

IFRS 7 (amendment) “Financial Instruments: Disclosures”, which is effective from January 1, 2011, amends the credit risk disclosures for financial assets.

IFRIC 13 (amendment) “Customer Loyalty Programmes”, which is effective from January 1, 2011, clarifies that when the fair value of an award is measured based on redemption value, the amount of discounts granted to customers not in the loyalty program should be taken into account.

Note: the effective dates are in respect of accounting periods beginning on or after the date shown and so will be effective for the Group from January 1, 2011, other than IFRS 9 which will be effective for the Group from January 1, 2013.

Note 2 —	Exchange Rates and Segmental Information

Exchange Rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.65 (2009 $1 = £0.64, 2008 $1 = £0.55). In the case of the euro, the translation rate is $1 = €0.76 (2009 $1 = €0.72, 2008 $1 = €0.68).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1 = £0.64 (2009 $1 = £0.62, 2008 $1 = £0.69). In the case of the euro, the translation rate is $1 = €0.75 (2009 $1 = €0.69, 2008 $1 = €0.71).

Segmental Information

The management of the Group’s operations, excluding Central functions, is organized within three geographical regions:

Americas;

Europe, Middle East and Africa (“EMEA”); and

Asia Pacific.

These, together with Central functions, comprise the Group’s four reportable segments.

The Asia Pacific reportable segment comprises the aggregation of two operating segments, Greater China and Asia Australasia. Central functions include costs of global functions, including technology, sales and marketing, finance, human resources and corporate services; revenue arises principally from technology fee income. Central liabilities include the loyalty program liability and the cumulative short-term System Fund surplus.

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

Segmental Information

Year ended December 31, 2010

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	465	81	12	—	558
Managed	119	130	155	—	404
Owned and leased	223	203	136	—	562
Central	—	—	—	104	104

Total revenue*	807	414	303	104	1,628

Segmental result

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	392	59	7	—	458
Managed	21	62	73	—	156
Owned and leased	13	40	35	—	88
Regional and central	(57)	(36)	(26)	(139)	(258)

Reportable segments’ operating profit	369	125	89	(139)	444
Exceptional operating items (Note 5)	(8)	3	(2)	—	(7)

Operating profit*	361	128	87	(139)	437

	Continuing	Discontinued	Group
	($ million)

Reportable segments’ operating profit	444	—	444
Exceptional operating items	(7)	—	(7)

Operating profit	437	—	437
Net finance costs	(62)	—	(62)

Profit before tax	375	—	375
Tax	(97)	—	(97)

Profit after tax	278	—	278
Gain on disposal of assets, net of tax	—	2	2

Profit for the year	278	2	280

*	Relates to continuing operations.

Year ended December 31, 2010

Assets and liabilities

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Segment assets	891	856	665	194	2,606

Unallocated assets:
Deferred tax assets					88
Current tax receivable					13
Cash and cash equivalents					78

Total assets					2,785

Segment liabilities	(474)	(290)	(86)	(568)	(1,418)

Unallocated liabilities:
Current tax payable					(167)
Deferred tax liabilities					(84)
Loans and other borrowings					(794)
Derivatives					(44)

Total liabilities					(2,507)

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Capital expenditure (see below)	37	8	12	40	97
Non-cash items:
Onerous management contracts	—	3	—	—	3
Litigation	22	—	—	—	22
Depreciation and amortization(i)	33	25	30	20	108
Impairment losses	7	—	—	—	7
Share-based payments cost	—	—	—	32	32

(i)	Included in the $108 million of depreciation and amortization is $31 million relating to administrative expenses and $77 million relating to cost of sales.

Reconciliation of capital expenditure

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Capital expenditure per management reporting	37	8	12	40	97
Management contract acquired on disposal	5	—	—	—	5
Timing differences	—	(1)	(4)	—	(5)

Capital expenditure per the financial statements	42	7	8	40	97

Comprising additions to:
Property, plant and equipment	27	6	3	23	59
Intangible assets	11	1	5	17	34
Other financial assets	4	—	—	—	4

	42	7	8	40	97

Segmental Information

Year ended December 31, 2009

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	437	83	11	—	531
Managed	110	119	105	—	334
Owned and leased	225	195	129	—	549
Central	—	—	—	124	124

Total revenue*	772	397	245	124	1,538

Segmental result

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	364	60	5	—	429
Managed	(40)	65	44	—	69
Owned and leased	11	33	30	—	74
Regional and central	(47)	(31)	(27)	(104)	(209)

Reportable segments’ operating profit	288	127	52	(104)	363
Exceptional operating items (Note 5)	(301)	(22)	(7)	(43)	(373)

Operating loss*	(13)	105	45	(147)	(10)

	Continuing	Discontinued	Group
	($ million)

Reportable segments’ operating profit	363	—	363
Exceptional operating items	(373)	—	(373)

Operating loss	(10)	—	(10)
Net finance costs	(54)	—	(54)

Loss before tax	(64)	—	(64)
Tax	272	—	272

Profit after tax	208	—	208
Gain on disposal of assets, net of tax	—	6	6

Profit for the year	208	6	214

*	Relates to continuing operations.

Year ended December 31, 2009

Assets and liabilities

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Segment assets	970	926	631	196	2,723

Unallocated assets:
Deferred tax assets					95
Current tax receivable					35
Cash and cash equivalents					40

Total assets					2,893

Segment liabilities	(417)	(236)	(63)	(567)	(1,283)

Unallocated liabilities:
Current tax payable					(194)
Deferred tax liabilities					(118)
Loans and other borrowings					(1,122)
Derivatives					(20)

Total liabilities					(2,737)

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Capital expenditure (see below)	80	5	14	37	136
Non-cash items:
Onerous management contracts	91	—	—	—	91
Depreciation and amortization(i)	33	29	28	19	109
Impairment losses	189	8	—	—	197
Share-based payments costs	—	—	—	22	22

(i)	Included in the $109 million of depreciation and amortization is $29 million relating to administrative expenses and $80 million relating to cost of sales.

Reconciliation of capital expenditure

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Capital expenditure per management reporting	80	5	14	37	136
Timing differences	(45)	1	1	—	(43)

Capital expenditure per the financial statements	35	6	15	37	93

Comprising additions to:
Property, plant and equipment	29	6	9	13	57
Intangible assets	6	—	3	24	33
Investment in associates	—	—	3	—	3

	35	6	15	37	93

Segmental Information

Year ended December 31, 2008

Revenue

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	495	110	18	—	623
Managed	168	168	113	—	449
Owned and leased	300	240	159	—	699
Central	—	—	—	126	126

Total revenue*	963	518	290	126	1,897

Segmental result

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Franchised	426	75	8	—	509
Managed	51	95	55	—	201
Owned and leased	55	45	43	—	143
Regional and central	(67)	(44)	(38)	(155)	(304)

Reportable segments’ operating profit	465	171	68	(155)	549
Exceptional operating items (Note 5)	(99)	(21)	(2)	(10)	(132)

Operating profit*	366	150	66	(165)	417

	Continuing	Discontinued	Group
	($ million)

Reportable segments’ operating profit	549	—	549
Exceptional operating items	(132)	—	(132)

Operating profit	417	—	417
Net finance costs	(101)	—	(101)

Profit before tax	316	—	316
Tax	(59)	—	(59)

Profit after tax	257	—	257
Gain on disposal of assets, net of tax	—	5	5

Profit for the year	257	5	262

*	Relates to continuing operations.

Year ended December 31, 2008

Other segmental information

			Asia
	Americas	EMEA	Pacific	Central	Group
	($ million)

Capital expenditure (see below)	51	5	13	74	143
Non-cash items:
Depreciation and amortization(i)	31	35	26	20	112
Impairment losses	75	21	—	—	96
Share-based payments costs	—	—	—	47	47

(i)	Included in the $112 million of depreciation and amortization is $32 million relating to administrative expenses and $80 million relating to cost of sales.

Geographical information

	Year ended December 31,
	2010	2009	2008
	($ million)

Revenue:
United Kingdom	130	125	173
United States	706	678	819
Rest of World	792	735	905

Total revenue per Consolidated income statement	1,628	1,538	1,897

For the purposes of the above table, hotel revenue is determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue.

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Non-current assets:
United Kingdom	366	389
United States	726	805
France	344	376
People’s Republic of China (including Hong Kong)	335	354
Rest of World	320	313

Total	2,091	2,237

For the purposes of the above table, non-current assets comprise property, plant and equipment, goodwill, intangible assets and investments in associates. Non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.

Note 3 —	Staff costs and Directors’ emoluments

With regards to this note, pages F-30 to F-35 and F-44 to F-48 are audited. Pages F-36 to F-43 are unaudited.

Staff

	Year ended December 31,
	2010	2009	2008
	($ million)

Costs:
Wages and salaries	535	441	549
Social security costs	34	45	55
Pension and other post-retirement benefits:
Defined benefit plans	9	12	8
Defined contribution plans	19	26	30

	597	524	642

Average number of employees, including part-time employees:

	Year ended December 31,
	2010	2009	2008
	(Number)

Americas	3,309	3,229	3,384
EMEA	1,795	1,712	1,824
Asia Pacific	1,517	1,410	1,470
Central	1,237	1,205	1,271

	7,858	7,556	7,949

The costs of the above employees are borne by IHG. In addition, the Group employs 4,489 (2009 4,561, 2008 4,353) people who work in managed hotels or directly on behalf of the System Fund and whose costs of $282 million (2009 $267 million, 2008 $272 million) are borne by those hotels or by the Fund.

Retirement benefits

Retirement and death in service benefits are provided for eligible Group employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan. The plan, which is funded and HM Revenue & Customs registered, covers approximately 500 (2009 460, 2008 460) employees, of which 140 (2009 150, 2008 170) are in the defined benefit section which provides pensions based on final salaries and 360 (2009 310, 2008 290) are in the defined contribution section. The defined benefit section of the plan closed to new entrants during 2002 with new members provided with defined contribution arrangements. The assets of the plan are held in self-administered trust funds separate from the Group’s assets. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime allowance. The Group also maintains the following US-based defined benefit plans; the funded InterContinental Hotels Pension Plan, unfunded InterContinental Hotels non-qualified pension plans and post-employment benefits schemes. These plans are now closed to new members. The Group also operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.

In respect of the defined benefit plans, the amounts recognized in the Consolidated income statement, in administrative expenses, are:

							Post-
	Pension plans						employment
	UK			US and other			benefits			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	($ million)

Current service costs	6	7	9	1	1	1	—	—	—	7	8	10
Interest cost on benefit obligation	25	22	30	11	10	10	1	1	1	37	33	41
Expected return on plan assets	(25)	(21)	(32)	(10)	(8)	(11)	—	—	—	(35)	(29)	(43)

Operating profit before exceptional items	6	8	7	2	3	—	1	1	1	9	12	8
Exceptional items	—	11	—	—	—	—	—	—	—	—	11	—

	6	19	7	2	3	—	1	1	1	9	23	8

On January 23, 2009, approval was given for the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension provider. The payments, comprising lump sum amounts of £5.9 million and additional contributions of £4.3 million, were made by the Group in the first quarter of 2009. The transfer values subsequently paid by the plan were £45 million and the corresponding IAS19 liability extinguished was £38 million. The settlement loss arising of £7 million (being the $11 million exceptional item above), together with the lump sum payment and costs of arrangement, was charged to the Consolidated income statement as an exceptional item in 2009 (see Note 5).

The amounts recognized in the Consolidated statement of comprehensive income are:

							Post-
	Pension plans						employment
	UK			US and other			benefits			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	($ million)

Actual return on plan assets	46	7	(25)	13	22	(27)	—	—	—	59	29	(52)
Less: expected return on plan assets	(25)	(21)	(32)	(10)	(8)	(11)	—	—	—	(35)	(29)	(43)

	21	(14)	(57)	3	14	(38)	—	—	—	24	—	(95)
Other actuarial (losses)/gains	(49)	(44)	55	(13)	(13)	3	(7)	(1)	1	(69)	(58)	59

Total actuarial (losses)/gains	(28)	(58)	(2)	(10)	1	(35)	(7)	(1)	1	(45)	(58)	(36)
Change in asset restriction and liability in respect of funding commitments*	(48)	21	(14)	—	—	—	—	—	—	(48)	21	(14)

	(76)	(37)	(16)	(10)	1	(35)	(7)	(1)	1	(93)	(37)	(50)

*	Relates to tax that would be deducted at source in respect of a refund of the surplus taking into account amounts payable under funding commitments.

The assets and liabilities of the schemes and the amounts recognized in the Consolidated statement of financial position are:

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
	2010	2009	2010	2009	2010	2009	2010	2009
	($ million)

Retirement benefit assets
Fair value of plan assets	—	426	16	16	—	—	16	442
Present value of benefit obligations	—	(414)	(11)	(12)	—	—	(11)	(426)

Surplus in schemes	—	12	5	4	—	—	5	16
Asset restriction*	—	(4)	—	—	—	—	—	(4)

Total retirement benefit assets	—	8	5	4	—	—	5	12

Retirement benefit obligations
Fair value of plan assets	475	—	114	110	—	—	589	110
Present value of benefit obligations	(512)	(47)	(198)	(185)	(27)	(20)	(737)	(252)

Deficit in schemes	(37)	(47)	(84)	(75)	(27)	(20)	(148)	(142)
Asset restriction and liability in respect of funding commitments*	(52)	—	—	—	—	—	(52)	—

Total retirement benefit obligations	(89)	(47)	(84)	(75)	(27)	(20)	(200)	(142)

Total fair value of plan assets	475	426	130	126	—	—	605	552

Total present value of benefit obligations	(512)	(461)	(209)	(197)	(27)	(20)	(748)	(678)

*	Relates to tax that would be deducted at source in respect of a refund of the surplus taking into account amounts payable under funding commitments.

The “US and other” surplus of $5 million (2009 $4 million) relates to a defined benefit pension scheme in Hong Kong. Included within the “US and other” deficit is $2 million (2009 $1 million) relating to a defined benefit pension plan in the Netherlands.

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligation are:

	Pension plans						Post-employment
	UK			US			benefits
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(%)

Wages and salaries increases	5.0	5.1	4.5	—	—	—	4.0	4.0	4.0
Pensions increases	3.5	3.6	3.0	—	—	—	—	—	—
Discount rate	5.3	5.7	5.6	5.2	5.7	6.2	5.2	5.7	6.2
Inflation rate	3.5	3.6	3.0	—	—	—	—	—	—
Healthcare cost trend rate assumed for next year							—	9.0	9.5
-Pre 65 (ultimate rate reached in 2021)							10.0	—	—
-Post 65 (ultimate rate reached in 2023)							14.0	—	—
Ultimate rate that the cost trend rate trends to							5.0	5.0	5.0

Mortality is the most significant demographic assumption. The current assumptions for the UK plans are based on the S1NA tables with long cohort projections and a one percent per annum underpin to future mortality improvements with age rated down by 1.75 years for pensioners and 1.5 years for non-pensioners. In the United States, the current assumptions are based on the RP-2000 IRS PPA@ 2011 Non-Annuitant/Annuitant healthy tables, for males and females.

In both territories, the assumptions have been revised during the year to reflect increased life expectancy at retirement age as follows:

	Pension plans
	UK			US
	2010	2009	2008	2010	2009	2008
	(Years)

Current pensioners at 65 — male(i)	24	23	23	19	18	18
Current pensioners at 65 — female(i)	27	26	26	21	21	20
Future pensioners at 65 — male(ii)	26	24	24	21	18	18
Future pensioners at 65 — female(ii)	29	27	27	22	21	20

(i)	Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.

(ii)	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2030.

The assumptions allow for expected increases in longevity.

Sensitivities

The value of plan assets is sensitive to market conditions, particularly equity values. Changes in assumptions used for determining retirement benefit costs and obligations may have a material impact on the income statement and the consolidated statement of financial position. The main assumptions are the discount rate, the rate of inflation and the assumed mortality rate. The following table provides an estimate of the potential impact of each of these variables on the principal pension plans.

	UK		US
	Higher/	Increase/	Higher/	Increase/
	(lower)	(decrease)	(lower)	(decrease)
	pension cost	in liabilities	pension cost	in liabilities
	($ million)

Discount rate — 0.25% decrease	0.6	25.8	—	5.9
Discount rate — 0.25% increase	(0.6)	(25.8)	—	(5.6)
Inflation rate — 0.25% increase	1.6	24.8	—	—
Inflation rate — 0.25% decrease	(1.6)	(24.8)	—	—
Mortality rate — one year increase	0.8	9.9	—	7.6

A one percentage point increase/(decrease) in assumed healthcare costs trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2010, by approximately $2.5 million (2009 $1.6 million, 2008 $1.7 million).

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
Movement in benefit obligation	2010	2009	2010	2009	2010	2009	2010	2009
	($ million)

Benefit obligation at January 1,	461	411	197	185	20	19	678	615
Current service cost	6	7	1	1	—	—	7	8
Members’ contributions	1	1	—	—	—	—	1	1
Interest expense	25	22	11	10	1	1	37	33
Benefits paid	(12)	(12)	(13)	(13)	(1)	(1)	(26)	(26)
Enhanced pension transfer	—	(59)	—	—	—	—	—	(59)
Actuarial loss/(gain) arising in the year	49	44	13	13	7	1	69	58
Exchange adjustments	(18)	47	—	1	—	—	(18)	48

Benefit obligation at December 31,	512	461	209	197	27	20	748	678

Comprising:
Funded plans	457	414	161	151	—	—	618	565
Unfunded plans	55	47	48	46	27	20	130	113

	512	461	209	197	27	20	748	678

					Post-
	Pension plans				employment
	UK		US and other		benefits		Total
Movement in plan assets	2010	2009	2010	2009	2010	2009	2010	2009
	($ million)

Fair value of plan assets at January 1,	426	437	126	112	—	—	552	549
Company contributions	31	16	4	4	1	1	36	21
Members’ contributions	1	1	—	—	—	—	1	1
Benefits paid	(12)	(12)	(13)	(13)	(1)	(1)	(26)	(26)
Enhanced pension transfer	—	(70)	—	—	—	—	—	(70)
Expected return on plan assets	25	21	10	8	—	—	35	29
Actuarial (loss)/gain arising in the year	21	(14)	3	14	—	—	24	—
Exchange adjustments	(17)	47	—	1	—	—	(17)	48

Fair value of plan assets at December 31,	475	426	130	126	—	—	605	552

Funding commitments

The most recent actuarial valuation of the InterContinental Hotels UK Pension Plan was carried out as at March 31, 2009 and showed a deficit of £129 million on a funding basis. Under the recovery plan agreed with the trustees, the Group aims to eliminate this deficit by March 2017 through additional Company contributions of up to £100 million and projected investment returns. The agreed additional contributions comprise three annual payments of £10 million; £10 million was paid in August 2010 and two further payments of £10 million are due on or before July 31, 2011 and 2012, together with further payments related to the disposal of hotels (7.5% of net sales proceeds) and growth in the Group’s EBITDA above specified targets. If required in 2017, a top-up payment will be made to bring the total additional contributions up to £100 million. The Plan is formally valued every three years and future valuations could lead to changes in the amounts payable beyond March 2012.

Company contributions are expected to be $41 million in 2011, including known UK additional contributions of £14 million with further amounts payable if there are any hotel disposals.

The combined assets of the principal plans and expected rate of return are:

	2010		2009		2008
	Long-term		Long-term		Long-term
	rate of		rate of		rate of
	return		return		return
	expected	Value	expected	Value	expected	Value
	(%)	($ million)	(%)	($ million)	(%)	($ million)

UK pension plans
Liability matching investment funds	4.5	185	4.8	196	3.9	192
Equities	8.9	105	9.2	77	7.9	87
Bonds	4.5	95	4.8	64	3.9	114
Hedge funds	8.9	61	9.2	17	7.9	26
Cash	4.5	10	4.8	55	3.9	4
Other	8.9	19	9.2	17	7.9	14

Total market value of assets		475		426		437

US pension plans
Equities	8.9	65	9.5	63	9.5	55
Fixed income	5.5	44	5.5	42	5.5	37

Total market value of assets		109		105		92

The expected overall rates of return on assets, being 5.9% (2009 6.2%, 2008 5.5%) for the UK plans and 7.5% (2009 8.0%, 2008 8.0%) for the US plans, have been determined following advice from the plans’ independent actuaries and are based on the expected return on each asset class together with consideration of the long-term asset strategy.

History of experience gains and losses

UK pension plans	2010	2009	2008	2007	2006
	($ million)

Fair value of plan assets	475	426	437	611	527
Present value of benefit obligations	(512)	(461)	(411)	(597)	(585)

(Deficit)/surplus in the plans	(37)	(35)	26	14	(58)

Experience adjustments arising on plan liabilities	(49)	(44)	55	31	(22)

Experience adjustments arising on plan assets	21	(14)	(57)	(6)	13

US and other pension plans	2010	2009	2008	2007	2006
	($ million)

Fair value of plan assets	130	126	112	144	111
Present value of benefit obligations	(209)	(197)	(185)	(184)	(175)

Deficit in the plans	(79)	(71)	(73)	(40)	(64)

Experience adjustments arising on plan liabilities	(13)	(13)	3	—	—

Experience adjustments arising on plan assets	(3)	14	(38)	—	4

US post-employment benefits	2010	2009	2008	2007	2006
	($ million)

Present value of benefit obligations	(27)	(20)	(19)	(20)	(19)

Experience adjustments arising on plan liabilities	(7)	(1)	1	—	1

The cumulative amount of net actuarial losses recognized since January 1, 2004 in the Consolidated statement of comprehensive income is $253 million (2009 $208 million, 2008 $150 million). The Group is unable to determine how much of the pension scheme deficit recognized on transition to IFRS of $298 million and taken directly to total equity is attributable to actuarial gains and losses since inception of the schemes. Therefore, the Group is unable to determine the amount of actuarial gains and losses that would have been recognized in the Consolidated statement of comprehensive income before January 1, 2004.

Unaudited information on Directors’ emoluments

Policy on remuneration of Executive Directors and senior executives

Remuneration policy and structure

IHG’s overall remuneration is intended to:

•	attract and retain high-quality executives in an environment where compensation is based on global market practice;

•	drive aligned focus of the senior executive team and reward the achievement of strategic objectives;

•	align rewards of executives with returns to shareholders;

•	support equitable treatment between members of the same executive team; and

•	facilitate global assignments and relocation.

The Remuneration Committee believes that it is important to reward management, including the Executive Directors, for targets achieved, provided those targets are stretching and aligned with shareholders’ interests.

IHG’s remuneration structure for senior executives places a strong emphasis on performance-related reward. The individual elements are designed to provide the appropriate balance between fixed remuneration and variable ‘‘risk” reward, linked to both the performance of the Group and the achievements of the individual. Approximately two-thirds of variable reward is delivered in the form of shares, to enhance alignment with shareholders.

In reaching its decisions, the Remuneration Committee takes into account a number of factors, including the relationship between remuneration and risk, strategic direction and affordability. Performance-related measures are chosen to ensure a strong link between reward and underlying financial and operational performance.

Summarized below are the individual elements of remuneration provided to Executive Directors and other Executive Committee members, including the purpose of each element. For variable incentive plans, the plan measures and link to Group strategic objectives are also included.

Element	Maximum value	Purpose	Measures and link to strategic objectives

Base Salary (cash)	n/a	• Recognizes the market value of the role and the individual’s skill, performance and experience	n/a
Annual Bonus (one-half cash and one-half deferred shares)	200% of base salary(1)
• Drives and rewards annual performance of individuals and teams against both financial and non-financial metrics
• Aligns individual employee objectives with those of the Group
• Aligns short-term annual performance with long-term returns to shareholders

Group earnings before interest and tax (“EBIT”)
Provides focus on earnings growth, driven by core operating inputs, namely rooms growth, RevPAR, royalty fees and profit margins

Individual Overall Performance Rating (“OPR”)
Provides focus on key performance objectives (“KPOs”) and leadership competencies relative to the individual role. KPOs are linked to strategic priorities, notably:

Financial Returns — deliver budget and growth targets (EBIT, system size, margin, overheads)

Our People — employee engagement survey results

Guest Experience — deliver brand performance targets (guest satisfaction, market share)

Responsible Business — continue hotel roll-out and adoption of Green Engage sustainability management system

Long Term Incentive Plan (shares)	205% of base salary(2)	• Drives and rewards delivery of sustained long-term performance on measures that are aligned with the interests of shareholders
Total shareholder return (“TSR”) growth relative to Dow Jones World Hotels index
Aligned with our Vision to become one of the world’s great companies by creating Great Hotels Guests Love

Net Rooms growth relative to major competitors(3)

Aligned with “Where we compete”, supporting our business model, segment and market strategies to grow system size

Like-for-like revenue per available room (“RevPAR”) growth relative to major competitors(3)

Aligned with ‘‘How we win’’, reflecting the power of our brands, scale and experience, and engaged workforce

Pension and benefits (varied)	n/a	• Provides a competitive level of benefits, including short-term protection and long-term savings opportunities	n/a

(1)	Combined Annual Bonus award (cash and shares) was subject to a temporary maximum cap of 175% of base salary in 2010.

(2)	Until 2009, maximum awards were normally granted at 270% of salary.

(3)	As outlined on page F-40, from 2011, earnings per share (“EPS”) is replaced by net Rooms growth and RevPAR growth in the LTIP.

The normal policy for all Executive Directors and Executive Committee members is that their target performance-related incentives will equate to approximately 70% of total annual remuneration (excluding pensions and benefits).

The Remuneration Committee also reviews the balance of fixed and variable remuneration provided to the wider management population, to ensure these are appropriate given relativities to the Executive Directors and to market practice.

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

Base salary and benefits

The salary for each Executive Director is reviewed annually and is based on both individual performance and relevant competitive market data. Base salary is the only element of remuneration which is pensionable. In addition, benefits are provided to Executive Directors in accordance with local market practice.

In assessing levels of pay and benefits, IHG analyzes those offered by different groups of comparator companies. These groups are chosen having regard to participants’:

•	size — market capitalization, turnover, profits and the number of people employed;

•	diversity and complexity of business;

•	geographical spread of business; and

•	relevance to the hotel industry.

Internal relativities and Group-wide remuneration approaches are also taken into account. The Remuneration Committee reviews average base salary levels and average salary increase percentages for the broader IHG workforce.

Executive Directors’ annual base salaries are shown in the table below:

	2011 Salary		2010 Salary

Andrew Cosslett	£850,780		£826,000
James Abrahamson	£477,117	*	£469,348
Kirk Kinsell	£477,117	*	£462,875
Richard Solomons	£540,000		£523,000

*	Messrs Abrahamson and Kinsell are paid in US dollars. James Abrahamson’s annual base salary for 2010 was $725,000 and for 2011 is $737,000. Kirk Kinsell’s annual base salary for 2010 was $715,000 and for 2011 is $737,000. The sterling values in the table above have been calculated using an exchange rate of $1= £0.65.

Annual Bonus Plan (“ABP”)

Structure and outcomes in 2010

Awards under the ABP require the achievement of challenging performance goals before bonus is payable. Achievement of target performance results in a bonus of 115% of salary. Half of any bonus earned is compulsorily deferred in the form of shares for three years. No matching shares are awarded by the Company.

Awards under the ABP are linked to individual performance and EBIT. Individual performance is measured by the achievement of specific KPOs linked directly to the Group’s strategic objectives, a selection of which is set out in the table on page F-37, and an assessment against leadership competencies and behaviors.

Each year, specific quantitative targets are set for each Executive Director and Executive Committee member, as relevant to their role. Performance is reviewed at the end of each year to determine an OPR. The OPR determines 30% of the bonus outcome.

EBIT performance determines 70% of the bonus outcome. In 2010, under the financial measure (EBIT), threshold payout was 90% of target performance, with maximum payout at 120% or more of target. Payout for individual performance would be reduced by half if EBIT performance was below threshold. In addition, no annual bonus would be payable on any measure if EBIT performance was lower than 85% of target.

The maximum result for each measure is double its target value. However the combined payout result of the two measures was capped at 175% of base salary.

The 2010 EBIT result was 159%, resulting in a maximum combined payout for all Directors, as shown below:

		Payout as % of salary
Measure	Key performance indicator	Target	Max

Financial	EBIT (70%)	80.5	161
Individual	OPR (30%)	34.5	69
Total for 2010		115	175	*

Actual 2010 result as % of salary

Andrew Cosslett	175
James Abrahamson	175
Kirk Kinsell	175
Richard Solomons	175

*	Combined EBIT and OPR payout subject to a maximum of 175% of base salary.

Structure in 2011

The Annual Bonus structure remains largely unchanged in 2011 with awards under the ABP continuing to require the achievement of challenging EBIT goals before target bonus is payable.

For 2011, the maximum bonus opportunity for the Executive Directors will revert to 200% of salary. Under the financial measure, the EBIT threshold for payout remains at 90% of target performance. However, maximum payout will revert to 110% or more of target.

As with previous years, the achievement of target performance will result in a bonus of 115% of salary. Half of any bonus earned will be deferred in the form of shares for three years. Payout for individual performance will be reduced by half if EBIT performance is below threshold, and no annual bonus will be payable on any measure if EBIT performance is lower than 85% of target.

Long Term Incentive Plan (“LTIP”)

The LTIP allows Executive Directors and eligible management employees to receive share awards, subject to the achievement of performance conditions set by the Remuneration Committee, measured over a three-year period. Awards are made annually and, other than in exceptional circumstances, will not exceed three times annual salary for Executive Directors.

Structure for 2010/2012 cycle

For the 2010/2012 cycle awards were made at 205% of base salary.

The performance conditions for the cycle are:

•	IHG’s TSR relative to the Dow Jones World Hotels index (50% weighting); and

•	growth in adjusted EPS over the period (50% weighting).

Awards under the LTIP lapse if performance conditions are not met — there is no re-testing. Performance conditions for all outstanding awards are shown in the table on page F-41.

Structure for 2011/2013 cycle

For the 2011/2013 cycle, maximum award levels will remain at 205% of base salary. The Remuneration Committee believes relative TSR is well aligned with the goal of achieving enduring top quartile returns and so TSR will continue to retain a 50% weighting in the LTIP.

Furthermore, the Remuneration Committee concluded that the LTIP can be better aligned with IHG’s strategy by replacing EPS with two equally weighted relative growth measures, as follows:

•	25% of the maximum award will be based on cumulative annual growth of net Rooms; and

•	25% of the maximum award will be based on cumulative annual like-for-like RevPAR growth.

Growth in both Rooms and RevPAR will be measured on a relative basis against a comparator group of the major globally-branded competitors: Accor, Choice, Hilton, Hyatt, Marriott, Starwood and Wyndham.

Threshold vesting will occur if IHG’s TSR growth is equal to the Dow Jones World Hotels index. Maximum vesting will occur if IHG’s TSR growth exceeds the index by 8% or more.

In setting the TSR performance target, the Remuneration Committee has taken into account a range of factors, including IHG’s strategic plans, historical performance of the industry and FTSE 100 market practice.

For both Rooms growth and RevPAR measures, threshold vesting will occur if IHG performance at least equals the average of the comparator group. Maximum vesting for either measure will only occur if IHG is ranked first in the comparator group. Vesting for points between threshold and maximum will be calculated on a straight-line basis.

The vesting range and weighting for each measure is set out in the table below.

Performance	Threshold	Maximum	Weighting

% of award vesting	20%	100%
TSR relative to Dow Jones World Hotels index	Match index	Index + 8% per annum	50%
Net Rooms growth relative to comparator group	Average	1st position	25%
RevPAR growth relative to comparator group	Average	1st position	25%

After testing the performance conditions set on grant, the Remuneration Committee will review the vesting outcomes of the Rooms and RevPAR measures against an assessment of earnings and quality of the financial performance of the Company over the period. The Remuneration Committee may reduce the number of shares which vest if they determine such an adjustment is appropriate. IHG’s performance and vesting outcomes will be fully disclosed and explained in the relevant Remuneration Report.

Outcomes in 2010 and progress on all current LTIP cycles

The specific vesting performance conditions and position as at December 31, 2010 for all conditional LTIP awards made between 2008 and 2010 are set out in the following table:

							Outcome/
	Threshold	Maximum	Threshold(1)	Maximum(1)		Maximum	current
Performance measure	performance	performance	vesting	vesting	Weighting	award	position

2008/2010 cycle
TSR	Growth equal to the index	Growth exceeds the index by 8% or more	20%	100%	50%	135%	Growth outperformance of 8.0%
EPS	Growth of 6% per annum	Growth of 16% per annum or more	20%	100%	50%	135%	Growth of 9.6% per annum
Total Vesting							73.8% of maximum award
2009/2011 cycle(2)
TSR	Growth equal to the index	Growth exceeds the index by 8% or more	20%	100%	66.7%	102.5%	Growth outperformance of 6.1%
EPS	Growth of 0% per annum	Growth of 10% per annum or more	0%	100%	33.3%	102.5%	Growth of -1.0% per annum
2010/2012 cycle(3)
TSR	Growth equal to the index	Growth exceeds the index by 8% or more	20%	100%	50%	102.5%	Growth outperformance of -5.4%
EPS	Growth of 5% per annum	Growth of 15% per annum or more	20%	100%	50%	102.5%	Growth of 26% per annum

(1)	Vesting between threshold and maximum occurs on a straight-line basis.

(2)	Two years of cycle completed.

(3)	One year of cycle completed.

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

Executive share options

From 2006, executive share options have not formed part of the Company’s remuneration structure. Details of prior share option grants are given on page F-48.

Share capital

No awards or grants over shares were made during 2010 that would be dilutive of the Company’s ordinary share capital. Current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market. A number of options granted up to 2005 are yet to be exercised and will be settled with the issue of new shares.

The following table shows the guideline and actual shareholdings of the Executive Directors.

	Guideline	Actual shareholding
	shareholding	at Dec 31, 2010
	as % of salary	as % of salary(1)

Andrew Cosslett	300	747
James Abrahamson(2)	200	138
Kirk Kinsell(2)	200	170
Richard Solomons	200	408

(1)	Based on share price of 1,243 pence per share as at December 31, 2010.

(2)	Shareholding requirement took effect upon appointment to the Board on August 1, 2010.

Policy regarding pensions

Andrew Cosslett, Richard Solomons and other senior UK-based executives participate on the same basis in the executive section of the registered defined benefit InterContinental Hotels UK Pension Plan and, if appropriate, the InterContinental Executive Top-Up Scheme (“ICETUS”). The latter is an unfunded arrangement, but with appropriate security provided via a fixed charge on a hotel asset. As an alternative to these unfunded arrangements, a cash allowance may be taken. Following recent changes to UK pensions legislation, the pension provision is under review. This Plan is now closed to new entrants.

James Abrahamson, Kirk Kinsell and other senior US-based executives participate in US retirement benefit plans. Executives outside the United Kingdom and United States participate in the InterContinental Hotels Group International Savings and Retirement Plan or other local plans.

Non-Executive Directors’ pay policy and structure

Non-Executive Directors are paid a fee which is approved by the Board, taking into account fees paid in other companies of a similar complexity. These fees also reflect the time commitment and responsibilities of the roles. Accordingly, higher fees are payable to the Senior Independent Director who chairs the Audit Committee and to the Chairmen of the Remuneration and Corporate Responsibility Committees, reflecting the additional responsibilities of these roles.

Non-Executive Directors’ fee levels are reviewed annually. In the final quarter of 2010 an increase of 2% for the Chairman and 3% for the Non-Executive Directors was agreed by the Board to be effective from January 1, 2011. This increase is broadly in line with anticipated salary increases for executive and senior management employees across the wider organization.

The following table sets out the change in annual fee rates from 2010 to 2011 for the Non-Executive Directors.

		Fees at	Fees at
	Role	Jan 1, 2011	Jan 1, 2010

David Webster	Chairman	£406,000	£398,000
David Kappler	Senior Independent Director & Chairman of Audit Committee	£103,000	£99,750
Ralph Kugler	Chairman of Remuneration Committee	£86,500	£84,000
Jennifer Laing	Chairman of Corporate Responsibility Committee	£76,000	£73,500
Others	Non-Executive Director	£65,000	£63,000

Service contracts

Policy

The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months. Messrs. Cosslett, Abrahamson, Kinsell and Solomons have service agreements with a notice period of 12 months. All new appointments are intended to have 12-month notice periods. However, on occasion, to complete an external recruitment successfully, a longer initial notice period reducing to 12 months may be used, in accordance with the Combined Code.

No provisions for compensation for termination following change of control, nor for liquidated damages of any kind, are included in the current Directors’ contracts. In the event of any early termination of an Executive Director’s contract, the policy is to seek to minimize any liability.

Non-Executive Directors have letters of appointment. David Webster’s appointment as Non-Executive Chairman, effective from January 1, 2004, is subject to six months’ notice. The dates of appointment of the other Non-Executive Directors are set out on page 54.

All Directors’ appointments and subsequent reappointments are subject to election and re-election by shareholders.

Biographies of each of the Directors and their main responsibilities can be found on pages 54-56.

The Company announced on March 16, 2011 that Andrew Cosslett will step down as Chief Executive on June 30, 2011 and will be succeeded by Richard Solomons. A Director since 2003 and currently Chief Financial Officer and Head of Commercial Development, Richard Solomons will start in his new position as Chief Executive on July 1, 2011.

Directors’ contracts

Contract
	effective date	Notice period

Andrew Cosslett	February 3, 2005	3 months
James Abrahamson	August 1, 2010	12 months
Kirk Kinsell	August 1, 2010	12 months
Richard Solomons	April 15, 2003	12 months

Messrs Cosslett and Solomons signed a letter of appointment, effective from completion of the June 2005 capital reorganization of the Group, incorporating the same terms as their original service agreements.

Richard Solomons signed a contract on March 16, 2011 relating to his employment as Chief Executive, effective from July 1, 2011.

Audited information on Directors’ emoluments

Directors’ remuneration in 2010

The following table sets out the remuneration paid or payable to the Directors in respect of the year to December 31, 2010.

	Base salaries						Total emoluments
	and fees		Performance payments(1)		Benefits(2)		excluding pensions
	2010	2009	2010	2009	2010	2009	2010	2009
	(£ thousand)

Executive Directors
Andrew Cosslett	820	802	723	—	28	25	1,571	827
James Abrahamson(3)	196	—	178	—	6	—	380	—
Kirk Kinsell(3)	193	—	169	—	74	—	436	—
Richard Solomons	520	512	458	—	18	19	996	531
Non-Executive Directors
David Webster	398	390	—	—	—	—	398	390
Graham Allan(4)	63	—	—	—	—	—	63	—
David Kappler	100	95	—	—	—	—	100	95
Ralph Kugler	84	80	—	—	—	—	84	80
Jennifer Laing(5)	74	68	—	—	—	—	74	68
Jonathan Linen	63	60	—	—	—	—	63	60
Ying Yeh	63	60	—	—	—	—	63	60
Former Directors(6)	—	—	—	—	1	1	1	1

Total	2,574	2,067	1,528	—	127	45	4,229	2,112

(1)	Performance payments comprise cash payments in respect of participation in the ABP but exclude bonus payments in deferred shares, details of which are set out in the ABP table on page F-46. For James Abrahamson and Kirk Kinsell, this also includes a cash payment in lieu of dividends relating to share awards as outlined on page F-46.

(2)	Benefits incorporate all tax assessable benefits arising from the individual’s employment. This includes, but is not limited to, benefits such as the provision of a fully expensed company car, private healthcare, financial counseling and other benefits as applicable to the individual’s work location. This includes the cost of expatriate benefits related to Kirk Kinsell’s international assignment.

(3)	Messrs. Abrahamson and Kinsell were appointed as Directors on August 1, 2010. Base salaries, performance payments and benefits have been pro-rated from their date of appointment. James Abrahamson’s pro-rated base salary is $302,083 and Kirk Kinsell’s pro-rated base salary is $297,917. Sterling values have been calculated using an exchange rate of $1= £0.65.

(4)	Graham Allan was appointed as a Director on January 1, 2010.

(5)	Jennifer Laing’s fee was increased, pro rata, from March 1, 2009 when she became Chairman of the Corporate Responsibility Committee.

(6)	Sir Ian Prosser retired as a Director on December 31, 2003. However, he had an ongoing healthcare benefit of £1,179 during the year.

Directors’ pension benefits

The following information relates to the pension arrangements provided for Messrs Cosslett and Solomons under the executive section of the InterContinental Hotels UK Pension Plan (“IC Plan”) and the unfunded ICETUS.

The executive section of the IC Plan is a funded, registered, final salary, occupational pension scheme. The main features applicable to the Executive Directors are:

•	a normal pension age of 60;

•	pension accrual of 1/30th of final pensionable salary for each year of pensionable service;

•	life assurance cover of four times pensionable salary;

•	pensions payable in the event of ill health; and

•	spouses’, partners’ and dependants’ pensions on death.

When benefits would otherwise exceed a member’s lifetime allowance under the post-April 2006 pensions regime, these benefits are limited in the IC Plan, but the balance is provided instead by ICETUS.

James Abrahamson has retirement benefits provided via the Six Continents Hotels, Inc. Deferred Compensation Plan (“DCP”). Kirk Kinsell has retirement benefits provided via the 401(k) Retirement Plan for employees of Six Continents Hotels, Inc. (“401(k)”) and the DCP. The 401(k) is a tax qualified plan providing benefits on a defined contribution basis, with the member and the relevant company both contributing. The DCP is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing.

The following table sets out the pension benefits of the Executive Directors in the final salary plans.

Increase in
					transfer value	Absolute
		Directors’	Transfer value of		over the year,	increase in	Increase	Accrued
		contributions	accrued benefits		less Directors’	accrued	in accrued	pension at
	Age at	in the year(1)	Jan 1, 2010	Dec 31, 2010	contributions	pension(2)	pension(3)	Dec 31, 2010(4)
Directors	Dec 31, 2010	(£)	(£)	(£)	(£)	(£ pa)	(£ pa)	(£ pa)

Andrew Cosslett	55	40,100	2,574,100	3,438,100	823,900	30,300	23,600	161,500
Richard Solomons	49	25,500	3,934,700	4,708,400	748,200	21,500	10,400	239,200

(1)	Contributions paid in the year by the Directors under the terms of the plans. Contributions were 5% of full pensionable salary.

(2)	The absolute increase in accrued pension during the year.

(3)	The increase in accrued pension during the year, excluding any increase for inflation.

(4)	Accrued pension is that which would be paid annually on retirement at 60, based on service to December 31, 2010.

Contributions made by and in respect of James Abrahamson and Kirk Kinsell in the defined contributions plans are*:

	Age at	Directors’	Directors’	Company	Company
	December 31,	contributions to	contributions to	contribution to	contribution to
	2010	DCP in the year	401(k) in the year	DCP in the year	401(k) in the year
		(£)	(£)	(£)	(£)

James Abrahamson	55	3,900	—	18,000	—
Kirk Kinsell	55	3,800	3,500	22,300	—

*	Messrs. Abrahamson and Kinsell were appointed as Directors on August 1, 2010. Pension contributions have been pro-rated from their date of appointment. Sterling values have been calculated using an exchange rate of $1 = £0.65.

Annual Bonus Plan deferred share awards

All Directors participated in the ABP during the year ended December 31, 2010. No matching shares are provided on awards. Directors’ pre-tax share interests during the year were as follows:

												Value
												based on
												share
	Financial year				Market			Market		ABP		price of
	on which				price	ABP shares		price		awards		1,243 pence
	performance	ABP awards	ABP awards		per share	vested		per share	Value	held at	Planned	at Dec 31,
	is based for	held at	during	Award	at award	during	Vesting	at vesting	at vesting	Dec 31,	vesting	2010
Directors	award*	Jan 1, 2010	the year	date	(pence)	the year	date	(pence)	(£)	2010	date	(£)

Andrew Cosslett	2006	55,870		2.26.07	1,235	55,870	2.26.10	914.66	511,021
	2007	71,287		2.25.08	819.67					71,287	2.25.11	886,097
	2008	104,652		2.23.09	472.67					104,652	2.23.12	1,300,824
	2009	—	—							—		—

Total		231,809								175,939		2,186,921

James Abrahamson	2009	—	—							—		—

Total		—								—		—

Kirk Kinsell	2006	13,610		2.26.07	1,235	13,610	2.26.10	914.66	124,485
	2007	19,731		2.25.08	819.67					19,731	2.25.11	245,256
	2008	41,427		2.23.09	472.67					41,427	2.23.12	514,938
	2009	—	—							—		—

Total		74,768								61,158		760,194

Richard Solomons	2006	35,757		2.26.07	1,235	35,757	2.26.10	914.66	327,055
	2007	45,634		2.25.08	819.67					45,634	2.25.11	567,231
	2008	66,549		2.23.09	472.67					66,549	2.23.12	827,204
	2009	—	—							—		—

Total		147,940								112,183		1,394,435

*	For financial year 2006, the award was based on EPS and EBIT measures and total shares held include matching shares. For financial year 2007, the award was based on Group EBIT and net annual rooms additions measures and total shares held include matching shares. For financial year 2008, the award was based on Group EBIT, net annual rooms additions and individual performance measures. No matching shares were awarded. For financial year 2009, no bonus was paid.

Special share award

James Abrahamson received a special share award which vests over three years as part of his recruitment terms in 2009. Vesting each year is subject to continued service. The details are set out below:

										Value
										based on
										share
			Market			Market				price of
			price	Shares		price		Awards		1,243 pence
	Awards		per share	vested		per share	Value	held at	Planned	at Dec 31,
	held at	Award	at award	during	Vesting	at vesting	at vesting	Dec 31,	vesting	2010
Director	Jan 1, 2010	date	(pence)	the year	date	(pence)	(£)	2010	date	(£)

James Abrahamson	45,000	2.23.09	454.25	45,000	2.17.10	900.07	405,032
	45,000	2.23.09	454.25					45,000	2.16.11	559,350
	45,000	2.23.09	454.25					45,000	2.15.12	559,350

	135,000							90,000		1,118,700

Long Term Incentive Plan awards

The awards made in respect of cycles ending on December 31, 2009, 2010, 2011 and 2012 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are set out in the table below. In respect of the cycle ending December 31, 2009, 46% of the award vested on February 17, 2010. In respect of the cycle ending on December 31, 2010, the Company outperformed the Dow Jones World Hotels index in TSR by 8 percentage points and achieved 9.6% per annum adjusted EPS growth. Accordingly, 73.8% of the award vested on February 16, 2011.

												Maximum
												value
												based on
	End of year											share
	to which		Maximum		Market			Market			Maximum	price of
	performance	Maximum	LTIP shares		price	LTIP shares		price			LTIP awards	1,243 pence
	is based	LTIP awards	awarded		per share	vested		per share	Value		held at	at Dec 31,
	for award	held at	during	Award	at award	during		at vesting	at vesting	Vesting	Dec 31,	2010
Directors	(Dec 31,)(1)	Jan 1, 2010	the year	date	(pence)	the year		(pence)	(£)	date	2010	(£)

Andrew Cosslett	2009	159,506		4.2.07	1,256	73,372	(2)	901.5	661,449	2.17.10
	2010	253,559		5.19.08	854					2.16.11	253,559	3,151,738
	2011	272,201		4.3.09	604					2.15.12	272,201	3,383,458
	2012		160,807	4.8.10	1,053					2.13.13	160,807	1,998,831

Total		685,266	160,807								686,567	8,534,027

James Abrahamson	2009	82,486		2.23.09	457	37,943	(2)	901.5	342,056	2.17.10
	2010	164,973		2.23.09	457					2.16.11	164,973	2,050,614
	2011	138,730		4.3.09	604					2.15.12	138,730	1,724,414
	2012		79,008	4.8.10	1,053					2.13.13	79,008	982,069

Total		386,189	79,008								382,711	4,757,097

Kirk Kinsell	2009	30,156		4.2.07	1,256	13,871	(2)	901.5	125,047	2.17.10
	2009	16,987		11.12.07	961.5	7,814	(2)	901.5	70,443	2.17.10
	2010	84,397		5.19.08	854					2.16.11	84,397	1,049,055
	2011	132,256		4.3.09	604					2.15.12	132,256	1,643,942
	2012		75,411	4.8.10	1,053					2.13.13	75,411	937,359

Total		263,796	75,411								292,064	3,630,356

Richard Solomons	2009	102,109		4.2.07	1,256	46,970	(2)	901.5	423,435	2.17.10
	2010	161,241		5.19.08	854					2.16.11	161,241	2,004,226
	2011	173,096		4.3.09	604					2.15.12	173,096	2,151,583
	2012		101,818	4.8.10	1,053					2.13.13	101,818	1,265,598

Total		436,446	101,818								436,155	5,421,407

(1)	All details of performance conditions in relation to the awards made in respect of cycles ending on December 31, 2010, 2011 and 2012 are provided on page F-41.

(2)	This award was based on performance to December 31, 2009. Performance was measured against both the Company’s TSR relative to a group of eight other comparator companies and the cumulative annual growth rate (“CAGR”) in adjusted EPS over the performance period. The number of shares released was determined, according to (a) where the Company finished in the TSR comparator group, with 50% of the award being released for first position and 10% of the award being released for median position; and (b) the cumulative annual growth in adjusted EPS, with 50% of the award being released for growth of 20% per annum or more and 10% of the award being released for growth of 10% per annum. The Company finished in fourth position in the TSR group and achieved 15.2% per annum adjusted EPS growth. Accordingly, 46% of the award vested on February 17, 2010.

Share options

Between 2003 and 2005, grants of options were made under the IHG Executive Share Option Plan. No executive share options have been granted since then.

	Ordinary shares under option
							Weighted
							average
	Options held		Lapsed	Exercised	Options		option	Option
	at Jan 1,		during	during	held at		price	price
Directors	2010		the year	the year	Dec 31, 2010		(pence)	(pence)

Kirk Kinsell	77,110	(1)			77,110	(1)		494.17
	32,040	(2)			32,040	(2)		619.83

Total	109,150				109,150		531.06

Richard Solomons	230,320	(1)			230,320	(1)		494.17
	100,550	(2)			100,550	(2)		619.83

Total	330,870				330,870		532.36

(1)	Executive share options granted in 2004 became exercisable in April 2007 up to April 2014.

(2)	Executive share options granted in 2005 became exercisable in April 2008 up to April 2015.

Option prices during the year ranged from 494.17 pence to 619.83 pence per IHG share. The closing market value share price on December 31, 2010 was 1,243 pence and the range during the year was 887 pence to 1,266 pence per share.

No Director exercised options during the year; therefore there is no disclosable gain by Directors in aggregate for the year ended December 31, 2010 (2009 £437,732).

Note 4 —	Auditor’s remuneration paid to Ernst & Young LLP

	Year ended December 31,
	2010	2009	2008
	($ million)

Group audit fees	1.9	1.8	1.7
Audit fees in respect of subsidiaries	1.6	2.1	1.5
Tax fees	2.1	1.7	1.0
Interim review fees	0.3	0.3	0.4
Other services pursuant to legislation	0.3	0.3	0.1
Other	1.7	1.5	2.8

	7.9	7.7	7.5

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

Note 5 —	Exceptional items

	Year ended December 31,
	2010	2009	2008
	($ million)

Continuing operations
Exceptional operating items
Cost of sales:
Onerous management contracts(i)	—	(91)	—

Administrative expenses:
Holiday Inn brand relaunch(ii)	(9)	(19)	(35)
Reorganization and related costs(iii)	(4)	(43)	(24)
Litigation provision(iv)	(22)	—	—
Enhanced pension transfer(v)	—	(21)	—

	(35)	(83)	(59)

Other operating income and expenses:
Gain on sale of associate investments	—	—	13
Gain on sale of other financial assets(vi)	8	—	14
Gain/(loss) on disposal of hotels (Note 11)*	27	(2)	(2)

	35	(2)	25

Depreciation and amortization:
Reorganization and related costs(iii)	—	—	(2)

Impairment:
Property, plant and equipment (Note 10)	(6)	(28)	(12)
Assets held for sale (Note 11)	—	(45)	—
Goodwill (Note 12)	—	(78)	(63)
Intangible assets (Note 13)	—	(32)	(21)
Other financial assets (Note 15)	(1)	(14)	—

	(7)	(197)	(96)

	(7)	(373)	(132)

Tax
Tax on exceptional operating items	1	112	17
Exceptional tax credit(vii)	—	175	25

	(6)	287	42

Discontinued operations(viii)
Gain on disposal of assets (Note 11)
Gain on disposal of hotels**	—	2	—
Tax credit	2	4	5

	2	6	5

	(4)	(80)	(85)

*	Relates to hotels classified as continuing operations.
**	Relates to hotels classified as discontinued operations.

The above items are treated as exceptional by reason of their size or nature.

(i)	An onerous contract provision of $65 million was recognized at December 31, 2009 for the future net unavoidable costs under the performance guarantee related to certain management contracts with one US hotel owner. In addition to the provision, a deposit of $26 million was written off as it is no longer considered recoverable under the terms of the same management contracts.

(ii)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on October 24, 2007.

(iii)	Primarily relates to the closure of certain corporate offices together with severance costs arising from a review of the Group’s cost base.

(iv)	Estimate of the amount potentially payable in respect of a prior year claim following an unfavorable court judgment on February 23, 2011. Any final amount will not be known until the court process is complete.

(v)	Related to the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider. The exceptional item in 2009 comprised the lump sum payments ($9 million), the IAS 19 settlement loss arising on the pension transfers ($11 million) and the costs of the arrangement ($1 million). The payments and transfers were made in January 2009.

(vi)	Relates to the gain on sale of an investment in the EMEA region, in both 2010 and 2008.

(vii)	Represents the release of provisions of $7 million (2009 $175 million, 2008 $25 million) which are exceptional by reason of their size or nature relating to tax matters which had been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2010, a $7 million charge relating to an internal reorganization. This charge comprises the recognition of deferred tax assets of $24 million for capital losses and other deductible amounts, offset by tax charges of $31 million.

(viii)	In 2010, relates to tax refunded relating to the sale of a hotel in a prior year. In 2009 and 2008, related to tax arising on disposals together with the release of provisions no longer required in respect of hotels disposed of in prior years.

Note 6 —	Finance costs

	Year ended December 31,
	2010	2009	2008
	($ million)

Financial income
Interest income	2	2	11
Fair value gains	—	1	1

	2	3	12

Financial expenses
Interest expense	46	39	95
Finance charge payable under finance leases	18	18	18

	64	57	113

Interest income and expense relate to financial assets and liabilities held at amortized cost, calculated using the effective interest rate method.

Included within interest expense is $2 million (2009 $2 million, 2008 $12 million) payable to the Priority Club Rewards loyalty program relating to interest on the accumulated balance of cash received in advance of the redemption of points awarded.

Note 7 —	Tax

	Year ended December 31,
	2010	2009	2008
	($ million)

Income tax
UK corporation tax at 28% (2009 28%, 2008 28.5%):
Current period	21	26	13
Adjustments in respect of prior periods	(29)	(33)	(28)

	(8)	(7)	(15)

Foreign tax(i):
Current period	122	79	130
Benefit of tax reliefs on which no deferred tax previously recognized	(13)	(6)	(6)
Adjustments in respect of prior periods(ii)	(23)	(246)	(63)

	86	(173)	61

Total current tax	78	(180)	46

Deferred tax:
Origination and reversal of temporary differences	47	(73)	26
Changes in tax rates	(2)	1	(1)
Adjustments to estimated recoverable deferred tax assets	(36)	1	(4)
Adjustments in respect of prior periods	8	(25)	(13)

Total deferred tax	17	(96)	8

Total income tax charge/(credit) for the year	95	(276)	54

Further analyzed as tax relating to:
Profit before exceptional items	98	15	101
Exceptional items (Note 5):
Exceptional operating items	(1)	(112)	(17)
Exceptional tax credit(iii)	—	(175)	(25)
Gain on disposal of assets	(2)	(4)	(5)

	95	(276)	54

The total tax charge/(credit) can be further analyzed as relating to:
Continuing operations	97	(272)	59
Discontinued operations — gain on disposal of assets	(2)	(4)	(5)

	95	(276)	54

(i)	Represents corporate income taxes on profit taxable in foreign jurisdictions, a significant proportion of which relates to the Group’s US subsidiaries.

(ii)	Includes $7 million (2009 $165 million, 2008 $nil) of exceptional releases included at (iii) below together with other releases relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

(iii)	Represents the release of provisions of $7 million (2009 $175 million, 2008 $25 million) which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2010, a $7 million charge relating to an internal reorganization. This charge comprises the recognition of deferred tax assets of $24 million for capital losses and other deductible amounts, offset by tax charges of $31 million.

Reconciliation of tax charge/(credit), including gain on disposal of assets

				Before
				exceptional
	Total(i)			items(ii)
	Year ended December 31,
	2010	2009	2008	2010	2009	2008
	(%)

UK corporation tax at standard rate	28.0	28.0	28.5	28.0	28.0	28.5
Non-deductible expenditure and non-taxable income	4.1	(36.5)	8.7	4.2	7.4	6.1
Net effect of different rates of tax in overseas businesses	9.4	(43.0)	10.1	9.3	8.7	7.1
Effect of changes in tax rates	(0.5)	(0.3)	(0.2)	(0.7)	0.1	(0.1)
Benefit of tax reliefs on which no deferred tax previously recognized	(3.7)	7.2	(1.7)	(3.6)	(1.5)	(1.2)
Effect of adjustments to estimated recoverable deferred tax assets	(9.7)	5.9	(1.1)	(2.3)	(1.2)	(0.8)
Adjustment to tax charge in respect of prior periods	(11.8)	185.5	(23.5)	(9.1)	(37.6)	(16.6)
Other	—	(3.8)	(0.8)	—	0.8	(0.6)
Exceptional items and gain on disposal of assets	9.4	298.3	(2.9)	—	—	—

	25.2	441.3	17.1	25.8	4.7	22.4

(i)	Calculated in relation to total profits/losses including exceptional items.

(ii)	Calculated in relation to profits excluding exceptional items.

Tax paid

Total net tax paid during the year of $68 million (2009 $2 million, 2008 $2 million) comprises $64 million paid (2009 $1 million paid, 2008 $1 million received) in respect of operating activities and $4 million paid (2009 $1 million, 2008 $3 million) in respect of investing activities.

Tax paid is lower than the current period income tax charge primarily due to the receipt of refunds in respect of prior years together with provisions for tax for which no payment of tax has currently been made.

Tax risks, policies and governance

It is the Group’s objective to comply fully with its worldwide corporate income tax filing, payment and reporting obligations, whilst managing its tax affairs within acceptable risk parameters on a basis consistent with the Group’s overall business conduct principles in order to minimize its worldwide liabilities in the best interests of its shareholders. The Group adopts a policy of open co-operation with tax authorities, with full disclosure of relevant issues.

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

Note 8 —	Dividends paid and proposed

	Year ended December 31,
	2010	2009	2008	2010	2009	2008
	(cents per share)			($ million)

Paid during the year:
Final (declared for previous year)	29.2	29.2	29.2	84	83	86
Interim	12.8	12.2	12.2	37	35	32

	42.0	41.4	41.4	121	118	118

Proposed (not recognized as a liability at December 31):
Final	35.2	29.2	29.2	101	84	83

The final dividend of 22.0 pence (35.2 cents converted at the closing exchange rate on February 11, 2011) is proposed for approval at the Annual General Meeting on May 27, 2011 and is payable on the shares in issue at March 25, 2011.

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

	Year ended December 31,
	2010		2009		2008
	Continuing		Continuing		Continuing
	operations	Total	operations	Total	operations	Total

Basic earnings per ordinary share
Profit available for equity holders ($ million)	278	280	207	213	257	262
Basic weighted average number of ordinary shares (millions)	288	288	285	285	287	287
Basic earnings per ordinary share (cents)	96.5	97.2	72.6	74.7	89.5	91.3

Diluted earnings per ordinary share
Profit available for equity holders ($ million)	278	280	207	213	257	262
Diluted weighted average number of ordinary shares (millions)	296	296	295	295	296	296
Diluted earnings per ordinary share (cents)	93.9	94.6	70.2	72.2	86.8	88.5

	2010	2009	2008
	(millions)

Diluted weighted average of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	288	285	287
Dilutive potential ordinary shares — employee share options	8	10	9

	296	295	296

	Year ended December 31,
	2010		2009		2008
	Continuing		Continuing		Continuing
	operations	Total	operations	Total	operations	Total

Adjusted earnings per ordinary share
Profit available for equity holders ($ million)	278	280	207	213	257	262
Adjusting items (Note 5):
Exceptional operating items ($ million)	7	7	373	373	132	132
Tax on exceptional operating items ($ million)	(1)	(1)	(112)	(112)	(17)	(17)
Exceptional tax credit ($ million)	—	—	(175)	(175)	(25)	(25)
Gain on disposal of assets, net of tax ($ million)	—	(2)	—	(6)	—	(5)

Adjusted earnings ($ million)	284	284	293	293	347	347
Basic weighted average number of ordinary shares (millions)	288	288	285	285	287	287
Adjusted earnings per ordinary share (cents)	98.6	98.6	102.8	102.8	120.9	120.9

Adjusted earnings ($ million)	284	284	293	293	347	347
Diluted weighted average number of ordinary shares (millions)	296	296	295	295	296	296
Adjusted diluted earnings per ordinary share (cents)	95.9	95.9	99.3	99.3	117.2	117.2

Note 10 —	Property, plant and equipment

	Land	Fixtures,
	and	fittings and
	buildings	equipment	Total
	($ million)

Year ended December 31, 2009
Cost:
At January 1, 2009	1,366	900	2,266
Additions	22	35	57
Net transfers from non-current assets classified as held for sale	176	104	280
Reclassification	14	(14)	—
Disposals	—	(3)	(3)
Exchange and other adjustments	44	24	68

At December 31, 2009	1,622	1,046	2,668

Depreciation and impairment:
At January 1, 2009	(100)	(482)	(582)
Provided	(11)	(60)	(71)
Net transfers from non-current assets classified as held for sale	(44)	(45)	(89)
Impairment charge (see below)	(28)	—	(28)
Valuation adjustments arising on reclassification from held for sale (Note 11)	(28)	(17)	(45)
Disposals	—	2	2
Exchange and other adjustments	(1)	(18)	(19)

At December 31, 2009	(212)	(620)	(832)

	Land	Fixtures,
	and	fittings and
	buildings	equipment	Total
	($ million)

Year ended December 31, 2010
Cost:
At January 1, 2010	1,622	1,046	2,668
Additions	24	35	59
Net transfers to non-current assets classified as held for sale	(57)	(55)	(112)
Disposals	(11)	(20)	(31)
Exchange and other adjustments	(30)	(9)	(39)

At December 31, 2010	1,548	997	2,545

Depreciation and impairment:
At January 1, 2010	(212)	(620)	(832)
Provided	(11)	(64)	(75)
Net transfers to non-current assets classified as held for sale	1	29	30
Impairment charge (see below)	—	(6)	(6)
Disposals	8	18	26
Exchange and other adjustments	1	1	2

At December 31, 2010	(213)	(642)	(855)

Net book value at December 31, 2010	1,335	355	1,690

Net book value at December 31, 2009	1,410	426	1,836

Net book value at January 1, 2009	1,266	418	1,684

The impairment charge in 2010 arose in respect of one hotel in the Americas following a re-assessment of its recoverable amount, based on value in use. Estimated future cash flows were discounted at a pre-tax rate of 11.8%. The charge is included within impairment on the face of the Consolidated income statement.

The impairment charge in 2009 arose as a result of the economic downturn and a re-assessment of the recoverable amount of certain properties, based on value in use. The charge, which is included within impairment on the face of the Consolidated income statement, comprised $20 million in respect of a North American hotel and $8 million relating to a European hotel. Estimated future cash flows were discounted at pre-tax rates of 14.0% and 12.5% respectively.

The carrying value of property, plant and equipment held under finance leases at December 31, 2010 was $183 million (2009 $187 million).

The carrying value of assets in the course of construction was $nil (2009 $nil).

No borrowing costs were capitalized during the year (2009 $nil).

Charges over one hotel totaling $85 million exist as security provided to the Group’s pension plans.

Note 11 —	Assets sold, held for sale and discontinued operations

There were no assets or liabilities classified as held for sale at either December 31, 2010 or December 31, 2009.

Subsequent to December 31, 2010, four hotels, including the InterContinental Barclay in New York, met the “held for sale” criteria of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” Three of the properties are located in North America and one in Australia, and all are expected to be sold within 12 months. The fair value less estimated costs to sell for each property exceeds its net book value.

During the year ended December 31, 2010, two hotels in the Americas were sold including the InterContinental Buckhead, Atlanta on July 1, 2010 for a profit of $27 million.

During the year ended December 31, 2009, one hotel was sold and four others were reclassified as property, plant and equipment at June 30, 2009 when they no longer met the “held for sale” criteria of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” as sales were no longer considered highly probable within the next 12 months. On reclassification, valuation adjustments of $45 million were recognized, comprising $14 million of depreciation not charged whilst held for sale and $31 million of further write-downs to recoverable amounts, as required by IFRS 5. Recoverable amounts were assessed by reference to value in use with the expected future cash flows for the North American hotels comprising substantially all of the write-downs discounted at a pre-tax rate of 12.5%. The valuation adjustments are included within impairment on the face of the Consolidated income statement.

During the year ended December 31, 2008, one hotel was sold.

	Year ended December 31,
	2010	2009	2008
	($ million)

Consideration
Current year disposals:
Cash consideration, net of costs paid	109	20	34
Management contract value	5	—	—

	114	20	34

Net assets of hotels sold:
Property, plant and equipment	(87)	(22)	(28)
Cash and cash equivalents	—	—	(8)

	(87)	(22)	(36)

Prior year disposals:
Provision release	—	2	—
Tax	2	4	5

Gain on disposal of assets	29	4	3

Analyzed as:
Gain/(loss) on disposal of hotel assets from continuing operations (Note 5)	27	(2)	(2)
Gain on disposal of assets from discontinued operations (Note 5)	2	6	5

	29	4	3

Net cash inflow
Current year disposals:
Cash consideration, net of costs paid	109	20	34
Tax	(6)	—	(1)
Cash disposed of	—	—	(8)
Prior year disposals:
Costs paid	(2)	—	(1)
Tax	2	—	(2)

	103	20	22

Discontinued operations

The results of discontinued operations comprise gains arising from prior year hotel disposals of $2 million (2009 $6 million 2008 $5 million) and do not impact on segmental results.

	Year ended December 31,
	2010	2009	2008
	(cents)

Earnings per ordinary share from discontinued operations
Basic	0.7	2.1	1.8
Diluted	0.7	2.0	1.7

Cash flows attributable to discontinued operations were $2 million (2009 $nil, 2008 $nil).

Note 12 —	Goodwill

	Year ended December 31,
	2010	2009
	($ million)

Cost
At January 1,	223	206
Exchange and other adjustments	10	17

At December 31,	233	223

Impairment
At January 1,	(141)	(63)
Impairment charge	—	(78)

At December 31,	(141)	(141)

Net book value at December 31,	92	82

Net book value at January 1,	82	143

Goodwill arising on business combinations that occurred before January 1, 2005 was not restated on adoption of IFRS as permitted by IFRS 1.

Impairment charges are included within impairment on the face of the Consolidated income statement and all cumulative impairment losses relate to the Americas managed cash-generating unit (see below).

Goodwill has been allocated to cash-generating units (“CGUs”) for impairment testing as follows:

	Cost		Net book value
	At December 31,
	2010	2009	2010	2009
	($ million)

Asia Australasia franchised and managed operations	92	82	92	82
Americas managed operations	141	141	—	—

	233	223	92	82

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

Asia Australasia goodwill

At December 31, 2010, the recoverable amount of the CGU has been assessed based on the approved budget for 2011 and strategic plans covering a five-year period, a perpetual growth rate of 3.5% (2009 3.5%) and a discount rate of 14.4% (2009 14.2%).

Impairment was not required at either December 31, 2010 or December 31, 2009 and management believe that the carrying value of the CGU would only exceed their recoverable amounts in the event of highly unlikely changes in the key assumptions.

Americas goodwill

Americas managed operations incurred significant operating losses during 2009 as a result of the global economic downturn and, in particular, IHG’s funding obligations under certain management contracts with one US hotel owner. As a consequence, goodwill was tested on a quarterly basis during 2009 using updated five-year projections prepared by management, a perpetual growth rate of 2.7% and a discount rate of 12.5%. Due to the expectation of continuing losses, the recoverable value of the CGU declined resulting in the impairment of the remaining goodwill balance during 2009. Total impairment charges of $78 million were recognized in 2009 ($57 million at June 30, 2009 and $21 million at September 30, 2009). As the goodwill is impaired in full, there is no sensitivity around any assumptions that could lead to a further impairment charge.

Note 13 —	Intangible assets

		Management	Other
	Software	contracts	intangibles	Total
	($ million)

Year ended December 31, 2009
Cost:
At January 1, 2009	158	220	93	471
Additions	24	—	9	33
Disposals	—	—	(7)	(7)
Exchange and other adjustments	3	11	3	17

At December 31, 2009	185	231	98	514

Amortization and impairment:
At January 1, 2009	(81)	(50)	(38)	(169)
Provided	(19)	(10)	(9)	(38)
Impairment charge (see below)	—	(32)	—	(32)
Disposals	—	—	5	5
Exchange and other adjustments	—	(4)	(2)	(6)

At December 31, 2009	(100)	(96)	(44)	(240)

Year ended December 31, 2010
Cost:
At January 1, 2010	185	231	98	514
Additions	18	5	11	34
Disposals	(2)	—	(1)	(3)
Exchange and other adjustments	2	(5)	1	(2)

At December 31, 2010	203	231	109	543

Amortization and impairment:
At January 1, 2010	(100)	(96)	(44)	(240)
Provided	(15)	(10)	(8)	(33)
Disposals	2	—	1	3
Exchange and other adjustments	(7)	—	—	(7)

At December 31, 2010	(120)	(106)	(51)	(277)

Net book value at December 31, 2010	83	125	58	266

Net book value at December 31, 2009	85	135	54	274

Net book value at January 1, 2009	77	170	55	302

The impairment charge in 2009 arose as a result of the economic downturn and a revision to the fee income expected to be earned under a US management contract. Estimated future cash flows were discounted at a pre-tax rate of 12.5% (previous valuation 12.5%).

The charge is included within impairment on the face of the Consolidated income statement.

The weighted average remaining amortization period for management contracts is 21 years (2009 22 years).

Note 14 —	Investment in associates

The Group holds five investments (2009 five) accounted for as associates. The following table summarizes the financial information of the associates:

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Share of associates’ statement of financial position
Current assets	5	5
Non-current assets	62	65
Current liabilities	(9)	(9)
Non-current liabilities	(15)	(16)

Net assets	43	45

Share of associates’ revenue and profit
Revenue	26	31
Net loss	—	(1)

Related party transactions
Revenue from related parties	4	4
Amounts owed by related parties	1	2

Note 15 —	Other financial assets

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Non-current
Equity securities available-for-sale	87	66
Other	48	64

	135	130

Current
Equity securities available-for-sale	—	5

Available-for-sale financial assets, which are included in the Consolidated statement of financial position at fair value, consist of equity investments in listed and unlisted shares. Of the total amount of equity investments at December 31, 2010, $3 million (2009 $2 million) were listed securities and $84 million (2009 $69 million) unlisted; $41 million (2009 $39 million) were denominated in US dollars, $17 million (2009 $14 million) in Hong Kong dollars and $29 million (2009 $18 million) in other currencies. Unlisted equity shares are mainly investments in entities that own hotels which the Group manages. The fair value of unlisted equity shares has been estimated using valuation guidelines issued by the British Venture Capital Association and is based on assumptions regarding expected future earnings. Listed equity share valuation is based on observable market prices. Dividend income from available-for-sale equity securities of $8 million (2009 $7 million, 2008 $11 million) is reported as other operating income and expenses in the Consolidated income statement.

Other financial assets consist of trade deposits and restricted cash. These amounts have been designated as “loans and receivables” and are held at amortized cost. Restricted cash of $42 million (2009 $47 million) relates to cash held in bank accounts which is pledged as collateral to insurance companies for risks retained by the Group.

The movement in the provision for impairment of other financial assets during the year is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2010	2009
	($ million)

At January 1,	(25)	(11)
Provided — exceptional items (Note 5)	(1)	(14)

At December 31,	(26)	(25)

The amounts provided as exceptional items relate to available-for-sale equity investments and have arisen as a result of significant and prolonged declines in their fair value below cost. In 2009, a deposit of $26 million was written off directly to the income statement as an exceptional item (see Note 5) as it is no longer considered recoverable under the terms of the related management contracts which are deemed onerous.

The provision is used to record impairment losses unless the Group is satisfied that no recovery of the amount is possible; at that point the amount considered irrecoverable is either written off directly to the income statement, or, if previously provided, against the financial asset with no impact on the income statement.

Note 16 —	Inventories

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Finished goods	2	2
Consumable stores	2	2

	4	4

Note 17 —	Trade and other receivables

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Trade receivables	292	268
Other receivables	32	27
Prepayments	47	40

	371	335

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

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is:

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Americas	163	158
Europe, the Middle East and Africa	98	90
Asia Pacific	63	47

	324	295

The aging of trade and other receivables, excluding prepayments, at the end of the reporting period is:

	At December 31, 2010			At December 31, 2009
	Gross	Provision	Net	Gross	Provision	Net
	($ million)

Not past due	197	(3)	194	173	(2)	171
Past due 1 to 30 days	75	(4)	71	70	(9)	61
Past due 31 to 180 days	66	(9)	57	80	(19)	61
Past due more than 180 days	44	(42)	2	57	(55)	2

	382	(58)	324	380	(85)	295

The movement in the provision for impairment of trade and other receivables during the year is as follows:

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

At January 1,	(85)	(110)
Provided	(27)	(34)
Amounts written back	7	3
Amounts written off	47	56

At December 31,	(58)	(85)

Note 18 —	Cash and cash equivalents

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Cash at bank and in hand	38	23
Short-term deposits	40	17

	78	40

Short-term deposits are highly liquid investments with an original maturity of three months or less, in various currencies.

Note 19 —	Trade and other payables

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Current
Trade payables	113	99
Other tax and social security payable	35	29
Other payables	226	278
Accruals	348	262

	722	668

Non-current
Other payables	464	408

Trade payables are non-interest-bearing and are normally settled within an average of 45 days.

Other payables includes $531 million (2009 $470 million) relating to the future redemption liability of the Group’s loyalty program, of which $92 million (2009 $86 million) is classified as current and $439 million (2009 $384 million) as non-current.

Note 20 —	Provisions

	Onerous
	management
	contracts	Litigation	Total
	($ million)

At January 1, 2009	—	—	—
Provided: exceptional items (Note 5)	65	—	65

At December 31, 2009	65	—	65
Provided:
Profit before exceptional items	3	—	3
Exceptional items (Note 5)	—	22	22
Utilized	(58)	—	(58)

At December 31, 2010	10	22	32

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Analyzed as:
Current	30	65
Non-current	2	—

	32	65

The onerous management contracts provision relates to the unavoidable net cash outflows that are expected to be incurred under performance guarantees associated with certain management contracts. The non-current portion of the provision is expected to be utilized over the period to 2020.

For accounting purposes, provision is made for outstanding litigation when management consider it probable that an outflow of economic benefit may occur even though defense of such claims may still be ongoing through the relevant court processes.

Note 21 —	Financial risk management

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

A general strengthening of the US dollar (specifically a five cent fall in the sterling : US dollar rate) would increase the Group’s profit before tax by an estimated $3.5 million (2009 $1.6 million, 2008 $4.0 million) and decrease net assets by an estimated $5.6 million (2009 $4.1 million, 2008 $1.1 million). Similarly, a five cent fall in the euro : US dollar rate would reduce the Group’s profit before tax by an estimated $1.4 million (2009 $0.7 million, 2008 $2.0 million) and decrease net assets by an estimated $8.2 million (2009 $4.5 million, 2008 $4.3 million).

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25% and no more than 75% of net borrowings for each major currency. This is usually achieved through the use of interest rate swaps. Due to relatively low interest rates and the level of the Group’s debt, 100% of borrowings were fixed rate debt or had been swapped into fixed rate borrowings at December 31, 2010.

Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately $nil (2009 $0.8 million, 2008 $4.7 million). A similar rise in euro and sterling interest rates would increase the annual net interest charge by approximately $nil (2009 $1.1 million, 2008 $1.2 million) and $nil (2009 $nil, 2008 $0.9 million) respectively.

Liquidity risk exposure

The treasury function ensures that the Group has access to sufficient funds to allow the implementation of the strategy set by the Board. At the year end, the Group had access to $1,452 million of undrawn committed facilities. Medium and long-term borrowing requirements are met through the $1.6 billion Syndicated Facility which expires in May 2013 and through the £250 million 6% bonds that are repayable on December 9, 2016. Short-term borrowing requirements are met from drawings under bilateral bank facilities.

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

At the year end, the Group had cash of $78 million which is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

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

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves totaling $1,014 million at December 31, 2010 (2009

$1,241 million). The structure is managed to maintain an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. A key characteristic of IHG’s managed and franchised business model is that it generates more cash than is required for investment in the business, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group maintains a conservative level of debt which is monitored on the basis of a cashflow leverage ratio, being net debt divided by EBITDA.

Hedging

Interest rate risk

The Group hedges its interest rate risk by taking out interest rate swaps to fix the interest flows on between 25% and 75% of its net borrowings in major currencies, although 100% of interest flows were fixed at December 31, 2010. At December 31, 2010, the Group held interest rate swaps (swapping floating for fixed) with notional principals of $100 million and €75 million (2009 $250 million and €75 million). The Group designates its interest rate swaps as cash flow hedges (see Note 23 for further details).

Foreign currency risk

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either December 31, 2010 or December 31, 2009.

Hedge of net investment in foreign operations

The Group designates its foreign currency bank borrowings and currency derivatives as net investment hedges of foreign operations. The designated risk is the spot foreign exchange risk for loans and short dated derivatives and the forward risk for the seven-year currency swaps. The interest on these financial instruments is taken through financial income or expense except for the seven-year currency swaps where interest is taken to the currency translation reserve.

At December 31 2010, the Group held currency swaps with a principal of $415 million (2009 $415 million) and short dated foreign exchange swaps with principals of €75 million (2009 nil) and HK$70 million (2009 nil). See Note 23 for further details. The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends were currency swaps with a principal of $415 million (2009 $415 million) and short dated foreign exchange swaps with principals of HK$280 million and €75 million.

Hedge effectiveness is measured at calendar quarter ends. No ineffectiveness arose in respect of either the Group’s cash flow or net investment hedges during the current or prior year.

Liquidity risk

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments:

	Less than	Between 1 and	Between 2 and	More than
	1 year	2 years	5 years	5 years	Total
	($ million)

At December 31, 2010
Non-derivative financial liabilities:
Secured bank loans	1	5	—	—	6
£250m 6% bonds	23	23	70	411	527
Finance lease obligations	16	16	48	3,348	3,428
Unsecured bank loans	201	—	—	—	201
Trade and other payables	722	118	137	336	1,313
Provisions	30	—	2	—	32
Derivative financial liabilities:
Interest rate swaps	4	1	—	—	5
Forward foreign exchange contracts	2	—	—	—	2
Currency swaps - outflows	26	26	77	441	570
Currency swaps - inflows	(23)	(23)	(70)	(411)	(527)

	Less than	Between 1 and	Between 2 and	More than
	1 year	2 years	5 years	5 years	Total
	($ million)

At December 31, 2009
Non-derivative financial liabilities:
Secured bank loans	3	1	5	—	9
£250m 6% bonds	24	24	73	453	574
Finance lease obligations	16	16	48	3,364	3,444
Unsecured bank loans	512	—	—	—	512
Trade and other payables	668	102	120	302	1,192
Provisions	65	—	—	—	65
Derivative financial liabilities:
Interest rate swaps	7	4	1	—	12
Currency swaps - outflows	26	26	77	467	596
Currency swaps - inflows	(24)	(24)	(73)	(453)	(574)

Cash flows relating to unsecured bank loans are classified according to the maturity date of the loan drawdown rather than the facility maturity date.

Interest rate swaps are expected to affect profit or loss in the same periods that the cash flows are expected to occur.

Credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk.

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Equity securities available-for-sale	87	71
Loans and receivables:
Cash and cash equivalents	78	40
Other financial assets	48	64
Trade and other receivables, excluding prepayments	324	295

	537	470

Fair values

The table below compares carrying amounts and fair values of the Group’s financial assets and liabilities.

	At December 31, 2010		At December 31, 2009
	Carrying		Carrying
	value	Fair value	value	Fair value
	($ million)

Financial assets
Equity securities available-for-sale* (Note 15)	87	87	71	71
Loans and receivables:
Cash and cash equivalents (Note 18)	78	78	40	40
Other financial assets (Note 15)	48	48	64	64
Trade and other receivables, excluding prepayments (Note 17)	324	324	295	295

Financial liabilities
£250 million 6% bonds (Note 22)	(385)	(404)	(402)	(402)
Finance lease obligations (Note 22)	(206)	(217)	(204)	(206)
Other borrowings (Note 22)	(203)	(203)	(516)	(516)
Trade and other payables (Note 19)	(1,186)	(1,186)	(1,076)	(1,076)
Derivatives* (Note 23)	(44)	(44)	(20)	(20)
Provisions (Note 20)	(32)	(32)	(65)	(65)

*	Financial assets and liabilities which are measured at fair value.

The fair value of cash and cash equivalents approximates book value due to the short maturity of the investments and deposits. Equity securities available-for-sale and derivatives are held in the Consolidated statement of financial position at fair value as set out in Note 15 and Note 23. The fair value of other financial assets approximates book value based on prevailing market rates. The fair value of borrowings, excluding finance lease obligations and the fixed rate $250 million 6% bonds, approximates book value as interest rates reset to market rates on a frequent basis. The fair value of the £250 million 6% bonds is based on the quoted market price. The fair value of the finance lease obligations is calculated by discounting future cash flows at prevailing interest rates. The fair value of trade and other receivables, trade and other payables and provisions approximates to their carrying value, including the future redemption liability of the Group’s loyalty program.

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

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	At December 31, 2010				At December 31, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	($ million)

Assets
Equity securities available-for-sale	3	—	84	87	2	—	69	71

Liabilities
Derivatives	—	(44)	—	(44)	—	(20)	—	(20)

There were no transfers between Level 1 and Level 2 fair value measurements during the year and no transfers into and out of Level 3.

The following table reconciles movements in instruments classified as Level 3 during the year:

	At	At
	December 31,	December 31,
	2010	2009
	($ million)	($ million)

At January 1,	69	68
Additions	4	—
Repaid	(5)	—
Valuation gains recognized in other comprehensive income	16	11
Impairment*	—	(10)

At December 31,	84	69

*	The impairment charge recognized in the income statement (see Note 5) also includes $1 million (2009 $4 million) of losses reclassified from equity.

The Level 3 equity securities relate to investments in unlisted shares which are valued by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment. A 10% increase in the average P/E ratio would result in a $4 million increase in the fair value of the investments (2009 $5 million) and a 10% decrease in the average P/E ratio would result in a $4 million decrease in the fair value of the investments (2009 $5 million).

Note 22 —	Loans and other borrowings

	At December 31, 2010			At December 31, 2009
	Current	Non-current	Total	Current	Non-current	Total
	($ million)

Secured bank loans	1	4	5	3	5	8
Finance leases	16	190	206	16	188	204
£250 million 6% bonds	—	385	385	—	402	402
Unsecured bank loans	1	197	198	87	421	508

Total borrowings	18	776	794	106	1,016	1,122

Denominated in the following currencies:
Sterling	—	385	385	—	402	402
US dollars	16	287	303	103	348	451
Euro	—	100	100	—	216	216
Other	2	4	6	3	50	53

	18	776	794	106	1,016	1,122

Secured bank loans

These mortgages are secured on the hotel properties to which they relate. The rates of interest and currencies of these loans vary.

Non-current amounts include $4 million (2009 $5 million) repayable by installments.

Finance leases

Finance lease obligations, which relate to the 99-year lease on the InterContinental Boston, are payable as follows:

	At December 31, 2010		At December 31, 2009
	Minimum	Present	Minimum	Present
	lease	value of	lease	value of
	payments	payments	payments	payments
	($ million)

Less than one year	16	16	16	16
Between one and five years	64	48	64	48
More than five years	3,348	142	3,364	140

	3,428	206	3,444	204
Less: amount representing finance charges	(3,222)	—	(3,240)	—

	206	206	204	204

The Group has the option to extend the term of the lease for two additional 20-year terms. Payments under the lease step up at regular intervals over the lease term.

£250 million 6% bonds

The 6% fixed interest sterling bonds were issued on December 9, 2009 and are repayable in full on December 9, 2016. Interest is payable annually on December 9, in each year commencing December 9, 2010 to the maturity date. The bonds were initially priced at 99.465% of face value and are unsecured. Currency swaps were transacted at the same time the bonds were issued in order to swap its proceeds and interest flows into US dollars (see Note 23 for further details).

Unsecured bank loans

Unsecured bank loans are borrowings under the Group’s Syndicated Facility and its short-term bilateral loan facilities. Amounts are classified as non-current when the facilities have more than 12 months to expiry. These facilities contain financial covenants and, as at the end of the reporting period, the Group was not in breach of these covenants, nor had any breaches or defaults occurred during the year. At January 1, 2009 the Group had access to a $0.5 billion term loan with a 30-month maturity and a $1.6 billion five-year revolving credit facility. In December 2009, $415 million of the term loan was repaid with proceeds from the bond issue and the remaining $85 million was repaid in September 2010. The $1.6 billion revolving credit facility matures in May 2013.

Facilities provided by banks

	At December 31, 2010			At December 31, 2009
	Utilized	Unutilized	Total	Utilized	Unutilized	Total
	($ million)

Committed	205	1,400	1,605	519	1,174	1,693
Uncommitted	1	52	53	3	22	25

	206	1,452	1,658	522	1,196	1,718

	At December 31,
	2010	2009
	($ million)

Unutilized facilities expire:
Within one year	52	22
After two but before five years	1,400	1,174

	1,452	1,196

Utilized facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortized cost.

Note 23 —	Derivative financial instruments

	At December 31,
		2009
	2010	restated*
	($ million)

Currency swaps	38	13
Interest rate swaps	4	7
Forward foreign exchange contracts	2	—
	—	—
	44	20

Analyzed as:
Current liabilities	6	7
Non-current liabilities	38	13

	44	20

*	Restated for a $13 million reclassification from current liabilities to non-current liabilities.

Derivatives are recorded at their fair values, estimated using discounted future cash flows taking into consideration interest and exchange rates prevailing on the last day of the reporting period.

Currency swaps

At December 31, 2010, the Group held currency swaps with a principal of $415 million (2009 $415 million). These swaps were transacted at the same time as the £250 million 6% bonds were issued in December 2009 in order to swap the bonds’ proceeds and interest flows into US dollars. Under the terms of the swaps, $415 million was borrowed and £250 million deposited for seven years at a fixed exchange rate of 1.66. The fair value of the currency swap comprises two components; $27 million (2009 $10 million) relating to the repayment of the underlying principal and $11 million (2009 $3 million) relating to interest payments. The element relating to the underlying principal is disclosed as a component of net debt (see Note 24). The currency swaps are designated as net investment hedges.

Interest rate swaps

At December 31, 2010, the Group held interest rate swaps with notional principals of $100 million and €75 million (2009 $250 million and €75 million). These swaps are held to fix the interest payable on borrowings under the Syndicated Facility; at December 31, 2010, $100 million of US dollar borrowings were fixed at 1.99% until May 2012 and €75 million of euro borrowings were fixed at 5.25% until June 2011. The interest rate swaps have been designated as cash flow hedges.

Forward foreign exchange contracts

At December 31, 2010, the Group held short dated foreign exchange swaps with principals of €75 million and HK$70 million (2009 nil). The swaps are used to manage US dollar surplus cash and reduce euro and Hong Kong dollar borrowings whilst maintaining operational flexibility. The foreign exchange swaps have been designated as net investment hedges.

Note 24 —	Net debt

		At
	At	December 31,
	December 31,	2009
	2010	restated*
	($ million)

Cash and cash equivalents	78	40
Loans and other borrowings — current	(18)	(106)
Loans and other borrowings — non-current	(776)	(1,016)
Derivatives hedging debt values (Note 23)	(27)	(10)

Net debt	(743)	(1,092)

*	With effect from January 1, 2010, net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group’s £250 million 6% bonds at $415 million. An equal and opposite exchange adjustment on the retranslation of the £250 million 6% bonds is included in non-current loans and other borrowings. Comparatives have been restated on a consistent basis.

		Year ended
	Year ended	December 31,
	December 31,	2009
	2010	restated*
	($ million)

Movement in net debt
Net increase/(decrease) in cash and cash equivalents	51	(44)
Add back cash flows in respect of other components of net debt:
Issue of £250m 6% bonds	—	(411)
Decrease in other borrowings	292	660

Decrease in net debt arising from cash flows	343	205
Non-cash movements:
Finance lease liability	(2)	(2)
Exchange and other adjustments	8	(22)

Decrease in net debt	349	181
Net debt at beginning of the year	(1,092)	(1,273)

Net debt at end of the year	(743)	(1,092)

*	With effect from January 1, 2010, net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group’s £250 million 6% bonds at $415 million. An equal and opposite exchange adjustment on the retranslation of the £250 million 6% bonds is included in non-current loans and other borrowings. Comparatives have been restated on a consistent basis.

Note 25 —	Deferred tax

						Other
	Property,	Deferred				short-term
	plant and	gains on		Employee	Intangible	temporary
	equipment	loan notes	Losses	benefits	assets	differences	Total
	($ million)

At January 1, 2009	226	142	(141)	(33)	28	(101)	121
Income statement	(43)	—	6	(1)	1	(59)	(96)
Statement of comprehensive income	—	—	—	(1)	—	—	(1)
Statement of changes in equity	—	—	—	—	—	(6)	(6)
Exchange and other adjustments	6	9	(11)	—	2	(1)	5

At December 31, 2009	189	151	(146)	(35)	31	(167)	23
Income statement	24	(3)	(12)	11	6	(9)	17
Statement of comprehensive income	—	—	—	(22)	—	(2)	(24)
Statement of changes in equity	—	—	—	—	—	(12)	(12)
Exchange and other adjustments	(8)	(4)	8	(1)	(2)	(1)	(8)

At December 31, 2010	205	144	(150)	(47)	35	(191)	(4)

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Analyzed as:
Deferred tax assets	(88)	(95)
Deferred tax liabilities	84	118

	(4)	23

Deferred gains on loan notes includes $55 million (2009 $55 million) which is expected to fall due for payment in 2016.

The deferred tax asset of $150 million (2009 $146 million) recognized in respect of losses includes $113 million (2009 $97 million) in respect of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and $37 million (2009 $49 million) in respect of revenue tax losses. Deferred tax assets of $88 million are recognized in relation to legal entities which suffered a tax loss in the current or preceding period. These assets are recognized based upon future taxable profit forecasts for the entities concerned.

Tax losses with a net tax value of $411 million (2009 $517 million), including capital losses with a value of $148 million (2009 $196 million), have not been recognized. These losses may be carried forward indefinitely with the exception of $16 million which expires after six years (2009 $1 million which expires after 15 years, $1 million which expires after nine years and $14 million which expires after seven years). Deferred tax assets with a net tax value of $nil (2009 $9 million) in respect of share-based payments, $15 million (2009 $13 million) in respect of employee benefits and $5 million (2009 $7 million) in respect of other items have not been recognized. These losses and other deferred tax assets have not been recognized as the Group does not anticipate being able to offset these against future profits or gains in order to realize any economic benefit in the foreseeable future. However, future benefits may arise depending on future profits arising or on the outcome of EU case law and legislative developments.

At December 31, 2010 the Group has not provided deferred tax in relation to temporary differences associated with post-acquisition undistributed earnings of subsidiaries as the Group is in a position to control the timing of reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. Following the introduction of a UK dividend exemption regime, the tax which would arise upon reversal of the temporary differences is not expected to exceed $20 million.

Other short-term temporary differences relate primarily to provisions and accruals and share-based payments.

Note 26 —	Share-based payments

Annual Bonus Plan

The IHG Annual Bonus Plan enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of shares together with, in certain cases, a matching award of free shares of up to half the deferred amount. The bonus and any matching shares awarded are released on the third anniversary of the award date. The bonuses in 2007 were eligible for matching shares, all of which will be released on the third anniversary of the award date. In 2007, participants could defer up to 100% of the total annual bonus, with the deferred amount being accounted for as a share-based payment. Under the terms of the 2008, 2009 and 2010 plans, a fixed percentage of the bonus is awarded in the form of shares with no voluntary deferral and no matching shares. The awards in all of the plans are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. Participation in the Annual Bonus Plan is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year however, no conditional rights over shares (2009 1,058,734, 2008 661,657) were awarded to participants. In 2009 this number included 228,000 shares awarded as part of recruitment terms or for one-off individual performance-related awards.

Long Term Incentive Plan

The Long Term Incentive Plan allows Executive Directors and eligible employees to receive share awards, subject to the satisfaction of performance conditions, set by the Remuneration Committee, which are normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 2,602,773 (2009 5,754,548, 2008 5,060,509) shares were awarded to employees under the plan. The plan provides for the grant of “nil cost options” to participants as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2010 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 4, 2015.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including Executive Directors) employed by participating Group companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2010 and no options were granted in the year under the plan. There were no options outstanding at January 1, 2010.

US Employee Stock Purchase Plan

The US Employee Stock Purchase Plan will allow eligible employees resident in the United States an opportunity to acquire Company American Depositary Shares (“ADS”s) on advantageous terms. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during 2010 and at December 31, 2010 no options had been granted under the plan.

Former Six Continents Share Schemes

Under the terms of the separation of Six Continents PLC in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG shares. As a result of this exchange, 23,195,482 shares were put under option at prices ranging from 308.5 pence to 593.3 pence. The exchanged options were immediately exercisable and are not subject to performance conditions. During 2010, 1,016,572 (2009 380,457) such options were exercised and 82,076 (2009 43,088) lapsed, leaving a total of 902,412 (2009 2,001,060) such options outstanding at prices ranging from 308.5 pence to 434.2 pence. The latest date that any options may be exercised is October 3, 2012.

The Group recognized a cost of $32 million (2009 $22 million, 2008 $47 million) in operating profit and $1 million (2009 $2 million, 2008 $2 million) within exceptional administrative expenses related to equity-settled share-based payment transactions during the year.

The aggregate consideration in respect of ordinary shares issued under option schemes during the year was $19 million (2009 $11 million, 2008 $2 million).

The following table sets forth awards and options granted during 2010. No awards were granted under the Annual Bonus Plan, Executive Share Option Plan, Sharesave Plan or US Employee Stock Purchase Plan during the year.

Long Term
Incentive Plan

Number of shares awarded in 2010	2,602,773

The Group uses separate option pricing models and assumptions depending on the plan. The following tables set forth information about options granted in 2010, 2009 and 2008:

Long Term
2010	Incentive Plan
Valuation model	Monte Carlo
Simulation and
Binomial

Weighted average share price (pence)	1,033.0
Expected dividend yield	3.10%
Risk-free interest rate	1.83%
Volatility*	41%
Term (years)	3.0

	Annual	Long Term
2009	Bonus Plan	Incentive Plan
Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial

Weighted average share price (pence)	454.0	612.0
Expected dividend yield	4.89%	5.26%
Risk-free interest rate		2.11%
Volatility*		43%
Term (years)	3.0	3.0

	Annual	Long Term
2008	Bonus Plan	Incentive Plan
Valuation model	Binomial	Monte Carlo
		Simulation and
		Binomial

Weighted average share price (pence)	836.0	865.0
Expected dividend yield	3.33%	2.76%
Risk-free interest rate		4.78%
Volatility*		30%
Term (years)	3.0	3.0

*	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Movements in the awards and options outstanding under the schemes are as follows:

	Annual	Long Term
	Bonus Plan	Incentive Plan
	Number of shares	Number of shares
	(thousands)

Outstanding at January 1, 2008	1,104	11,463
Granted	662	5,061
Vested	(472)	(2,752)
Lapsed or canceled	(5)	(2,619)

Outstanding at December 31, 2008	1,289	11,153
Granted	1,059	5,755
Vested	(434)	(3,124)
Lapsed or canceled	(60)	(1,518)

Outstanding at December 31, 2009	1,854	12,266
Granted	—	2,603
Vested	(580)	(1,500)
Lapsed or canceled	—	(2,027)

Outstanding at December 31, 2010	1,274	11,342

Fair value of awards granted during the year (cents)
At December 31, 2010	n/a *	1,181.9
At December 31, 2009	735.6	414.1
At December 31, 2008	1,436.0	870.4
Weighted average remaining contract life (years)
At December 31, 2010	0.7	1.0
At December 31, 2009	1.3	1.3
At December 31, 2008	1.6	1.2

*	No awards were granted during the year.

The above awards do not vest until the performance and service conditions have been met.

	Sharesave Plan			Executive Share Option Plan
			Weighted			Weighted
	Number of	Range of	average	Number of	Range of	average
	shares	option prices	option price	shares	option prices	option price
	(thousands)	(pence)	(pence)	(thousands)	(pence)	(pence)

Outstanding at January 1, 2008	57	420.5	420.5	8,194	308.5-619.8	487.4
Exercised	(3)	420.5	420.5	(353)	434.2-619.8	543.6
Lapsed or canceled	(5)	420.5	420.5	(206)	349.1-593.2	431.3

Outstanding at December 31, 2008	49	420.5	420.5	7,635	308.5-619.8	486.3
Exercised	(48)	420.5	420.5	(1,518)	308.5-619.8	496.2
Lapsed or canceled	(1)	420.5	420.5	(247)	438.0-619.8	509.9

Outstanding at December 31, 2009	—	—	—	5,870	308.5-619.8	482.8
Exercised	—	—	—	(2,497)	349.1-619.8	478.6
Lapsed or canceled	—	—	—	(82)	349.1	349.1

Outstanding at December 31, 2010	—	—	—	3,291	308.5-619.8	489.3

Options exercisable
At December 31, 2010	—	—	—	3,291	308.5-619.8	489.3

At December 31, 2009	—	—	—	5,870	308.5-619.8	482.8

At December 31, 2008	—	—	—	7,635	308.5-619.8	486.3

Included within the options outstanding under the Executive Share Option Plan are options over 902,412 (2009 2,001,060, 2008 2,424,605) shares that have not been recognized in accordance with IFRS 2 as the options were granted on or before November 7, 2002. These options, relating to former Six Continents share schemes, have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

The weighted average share price at the date of exercise for share options vested during the year was 1,063.8 pence. The closing share price on December 31, 2010 was 1,243.0 pence and the range during the year was 887.0 pence to 1,266.0 pence per share.

Summarized information about options outstanding at December 31, 2010 under the share option schemes is as follows:

	Options outstanding and exercisable
		Weighted
		average	Weighted
	Number	remaining	average
	outstanding	contract life	option price
	(thousands)	(years)	(pence)

Range of exercise prices (pence)
Executive Share Option Plan
308.5	12	1.8	308.5
422.8 to 494.2	2,676	2.4	460.7
619.8	603	4.3	619.8

	3,291	2.7	489.3

Note 27 —	Operating leases

During the year ended December 31, 2010, $53 million (2009 $51 million, 2008 $61 million) was recognized as an expense in the Consolidated income statement in respect of operating leases, net of amounts borne by the System Fund.

Total commitments under non-cancelable operating leases are as follows:

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Due within one year	50	51
One to two years	40	44
Two to three years	36	38
Three to four years	31	37
Four to five years	25	30
More than five years	323	309

	505	509

The average remaining term of these leases, which generally contain renewal options, is approximately 21 years (2009 19 years). No material restrictions or guarantees exist in the Group’s lease obligations.

Included above are commitments of $12 million (2009 $8 million) which will be borne by the System Fund.

Total future minimum rentals expected to be received under non-cancellable sub-leases are $17 million (2009 $20 million).

Note 28 —	Capital and other commitments

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Consolidated Financial Statements	14	9

Note 29 —	Contingencies

	At	At
	December 31,	December 31,
	2010	2009
	($ million)

Contingent liabilities not provided for in the Consolidated Financial Statements	1	16

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. The maximum unprovided exposure under such guarantees was $90 million at December 31, 2010 (2009 $106 million).

As of December 31, 2010, the Group had outstanding letters of credit of $54 million (2009 $54 million) mainly relating to self insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2010, there were no such guarantees in place (2009 $22 million).

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

Note 30 —	Related party disclosures

Key management personnel comprises the Board and Executive Committee.

	Year ended December 31,
	2010	2009	2008
	($ million)

Total compensation of key management personnel
Short-term employment benefits	13.6	9.8	18.4
Post-employment benefits	0.6	0.6	0.7
Termination benefits	—	0.8	—
Equity compensation benefits	9.4	9.5	12.8

	23.6	20.7	31.9

There were no other transactions with key management personnel during the years ended December 31, 2010, 2009 or 2008.

Note 31 —	System Fund

The Group operates a System Fund (the “Fund”) to collect and administer assessments and contributions from hotel owners for specific use in marketing, the Priority Club Rewards loyalty program and the global reservation system. The Fund and loyalty program are accounted for in accordance with the accounting policies set out on page F-21.

The following information is relevant to the operation of the Fund:

	Year ended December 31,
	2010	2009	2008
	($ million)

Income:*
Assessment fees and contributions received from hotels	944	875	914
Proceeds from sale of Priority Club Rewards points	106	133	76
Key elements of expenditure:*
Marketing	170	165	211
Priority Club	250	210	212
Payroll costs	167	152	155
Net (deficit)/surplus for the year*	(51)	43	10
Interest payable to the Fund	2	2	12

*	Not included in the Consolidated income statement in accordance with the Group’s accounting policies.

The payroll costs above relate to 3,927 (2008 4,019, 2008 3,853) employees of the Group whose costs are borne by the Fund.

The following liabilities relating to the Fund are included in the Consolidated statement of financial position:

	Year ended December 31,
	2010	2009	2008
	($ million)

Cumulative short-term net surplus	20	71	28
Loyalty program liability	531	470	471

	551	541	499

The net change in the loyalty program liability and System Fund surplus contributed an inflow of $10 million (2009 $42 million, 2008 $55 million) to the Group’s cash flow from operations.

INTERCONTINENTAL HOTELS GROUP PLC

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	charged to			Balance at
	beginning	costs and	Exchange		end of
	of period	expenses	differences	Deductions	period
	($ million)

Year ended December 31, 2010
Provisions for bad and doubtful debts	85	27	—	(54)	58
Year ended December 31, 2009
Provisions for bad and doubtful debts	110	34	—	(59)	85
Year ended December 31, 2008
Provisions for bad and doubtful debts	96	28	—	(14)	110

S-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Richard Solomons
Name:     Richard Solomons

Title:	Chief Financial Officer

Date: April 11, 2011