Form 20-F
period 2011-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2012-03-29
CIK 858446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Ordinary Shares of 13 29/47 pence each	290,548,089

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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18☑

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

i

ii

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

•	“AMEA” refers to Asia, the Middle East and Africa;

•	“Board” refers to the Board of directors of InterContinental Hotels Group PLC or, where appropriate, the Boards of directors of InterContinental Hotels Limited or Six Continents Limited;

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

The following are some of the service marks owned by the InterContinental Hotels Group companies: IHG®, INTERCONTINENTAL®, INTERCONTINENTAL ALLIANCE®, HUALUXE™, CROWNE PLAZA®, HOTEL INDIGO®, EVEN™, HOLIDAY INN®, HOLIDAY INN EXPRESS®, HOLIDAY INN RESORTS®, HOLIDAY INN CLUB VACATIONS®, STAYBRIDGE SUITES®, CANDLEWOOD SUITES®, PRIORITY CLUB®, HOLIDEX®, and GREEN ENGAGE®.

References in this document to the “Companies Act” mean the Companies Act 2006 of Great Britain; references to the “EU” mean the European Union; references in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland; references to “US” refer to the United States of America.

The Company publishes its Consolidated Financial Statements expressed in US dollars.

In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency. Solely for convenience, this Annual Report on Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. The noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on March 21, 2012 was £1.00 = $1.5848. For further information on exchange rates please refer to page F-23.

The Company’s fiscal year ends on December 31. The December 31 fiscal year end is in line with the calendar accounting year ends of the majority of comparable US and European hotel companies. IHG will continue to report on a December 31 fiscal year-end basis, as the Group believes this facilitates more meaningful comparisons with other key participants in the industry. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the year ended December 31, 2011 are shown as 2011 and references to the year ended December 31, 2010 are shown as 2010, unless otherwise specified, and references to other fiscal years are shown in a similar manner.

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

As explained in Note 2 of Notes to the Consolidated Financial Statements an internal reorganization during 2011 resulted in a change to the Group’s reportable segments. Comparatives have been restated to show the segmental information on a consistent basis.

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

The Company furnishes JPMorgan Chase Bank, N.A., as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Consolidated Financial Statements are prepared on the basis of IFRS. The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by registered holders of ADRs and mails to all registered holders of ADRs voting instruction cards with specific reference to the section of the Company’s website on which such notices, reports and communications can be viewed. During 2011, the Company reported interim financial information at June 30, 2011 in accordance with the Listing Rules of the UK Listing Authority. In addition, it provided quarterly financial information at March 31, 2011 and at September 30, 2011 and intends to continue to provide quarterly financial information during fiscal 2012. The Consolidated Financial Statements may be found on the Company’s website at www.ihgplc.com.

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

Such statements in the Form 20-F include, but are not limited to, statements under the following headings; (i) “Item 4. Information on the Company”; (ii) Item 5. Operating and financial review and prospects”; (iii) “Item 8. Financial information”; and (iv) “Item 11. Quantitative and qualitative disclosures about market risk”. Specific risks faced by the Company are described under “Item 3. Key information — Risk factors” commencing on page 7.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks of political and economic developments; the risk of events that adversely impact domestic or international travel; the risks of the hotel industry supply and demand cycle; the risks related to identifying, securing and retaining franchise and management agreements; risks in relation to changing technology and systems; the risks associated with the Group’s reliance on the reputation of its brands and the protection of its intellectual property rights; the need to find people with the right skills and capability to manage growth and change; the risks of the Group’s reliance upon its proprietary reservations system and exposure to the risk of failures in the system and increased competition in reservations infrastructure; the risks related to information security; the risks associated with the Group’s financial stability and its ability to borrow and satisfy debt covenants; the risks of non-compliance with existing and changing regulations across numerous countries, territories and jurisdictions; the risk of litigation; the risks related to corporate responsibility; the funding risks in relation to the defined benefits under the Group’s pension plans and the risks associated with difficulties the Group may face in insuring its business.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial data set forth below for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”), and is derived from the Consolidated Financial Statements of the Group which have been audited by its independent registered public accounting firm, Ernst & Young LLP.

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

For the years ended December 31, 2011 and 2010, the selected consolidated financial data differs from the consolidated financial statements issued to UK listing authorities as explained in Note 1 of Notes to the Consolidated Financial Statements.

Consolidated Income Statement Data

	Year ended December 31,
	2011		2010	2009	2008	2007
	($ million, except earnings per ordinary share)
Revenue:
Continuing operations	1,768		1,628	1,538	1,897	1,817
Discontinued operations	—		—	—	—	33

	1,768		1,628	1,538	1,897	1,850

Total operating profit before exceptional operating items:
Continuing operations	559		444	363	549	488
Discontinued operations	—		—	—	—	3

	559		444	363	549	491

Exceptional operating items:
Continuing operations	57		(7)	(373)	(132)	60
Discontinued operations	—		—	—	—	—

	57		(7)	(373)	(132)	60

Total operating profit/(loss):
Continuing operations	616		437	(10)	417	548
Discontinued operations	—		—	—	—	3

	616		437	(10)	417	551
Financial income	2		2	3	12	18
Financial expenses	(64)		(64)	(57)	(113)	(108)

Profit/(loss) before tax	554		375	(64)	316	461

Tax:
On profit before exceptional items	(120)		(98)	(15)	(101)	(90)
On exceptional operating items	(4)		1	112	17	—
Exceptional tax credit	43		—	175	25	60

	(81)		(97)	272	(59)	(30)

Profit after tax	473		278	208	257	431
Gain on disposal of discontinued operations, net of tax	—		2	6	5	32

Profit for the year	473		280	214	262	463

Attributable to:
Equity holders of the parent	473		280	213	262	463
Non-controlling interest	—		—	1	—	—

Profit for the year	473		280	214	262	463

Earnings per ordinary share:
Continuing operations:
Basic	163.7	¢	96.5¢	72.6¢	89.5¢	134.1¢
Diluted	159.8	¢	93.9¢	70.2¢	86.8¢	130.4¢

Total operations:
Basic	163.7	¢	97.2¢	74.7¢	91.3¢	144.7¢
Diluted	159.8	¢	94.6¢	72.2¢	88.5¢	140.7¢

Consolidated Statement of Financial Position Data

	At December 31,
	2011	2010	2009	2008	2007
	($ million, except number of shares)
Goodwill and intangible assets	400	358	356	445	556
Property, plant and equipment	1,362	1,690	1,836	1,684	1,934
Investments and other financial assets	243	178	175	195	253
Retirement benefit assets	21	5	12	40	49
Non-current tax receivable	41	—	—	—	—
Deferred tax assets	106	88	95	—	—
Current assets	578	466	419	544	710
Non-current assets classified as held for sale	217	—	—	210	115

Total assets	2,968	2,785	2,893	3,118	3,617

Current liabilities	860	943	1,040	1,141	1,226
Long-term debt	670	776	1,016	1,334	1,748
Net assets	555	278	156	1	98
Equity share capital	162	155	142	118	163
IHG shareholders’ equity	547	271	149	(6)	92

Number of shares in issue at period end (millions)	290	289	287	286	295

Dividends

InterContinental Hotels Group PLC paid an interim dividend of 16.0 cents per ADS (equivalent to 9.8 pence per share at the closing exchange rate of August 5, 2011) on October 7, 2011. The IHG Board has proposed a final dividend of 39.0 cents per ADS (equivalent to 24.7 pence per share at the closing exchange rate on February 10, 2012), payable on June 1, 2012, if approved by shareholders at the Annual General Meeting to be held on May 25, 2012, bringing the total IHG dividend for the year ended December 31, 2011 to 55.0 cents per ADS (equivalent to 34.5 pence per share).

The table below sets forth the amounts of interim, final and total dividends on each ordinary share in respect of each fiscal year indicated. Comparative dividends per share have been restated using the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC. For the purposes of showing the dollar amount per ADS in respect of the interim and final dividends for 2007, such amount was translated into US dollars per ADS at the Noon Buying Rate on the UK payment date. In respect of the interim and final dividends for each of 2008, 2009, 2010 and 2011 such amounts are translated from US dollars into GBP at the prevailing exchange rate immediately prior to their announcement.

Ordinary dividend

	Pence per ordinary share			Cents per ADS
	Interim	Final	Total	Interim	Final	Total
Year ended December 31,
2007	5.70	14.90	20.60	11.5	29.2	40.7
2008	6.40	20.20	26.60	12.2	29.2	41.4
2009	7.30	18.70	26.00	12.2	29.2	41.4
2010	8.00	22.00	30.00	12.8	35.2	48.0
2011	9.80	24.70	34.50	16.0	39.0	55.0

Special dividend

	Pence per ordinary share	Cents per ADS
June 2007	200.00	400.00

RISK FACTORS

This section describes the principal risks that could materially affect the Group’s business. The factors below should be considered in connection with any financial and forward-looking information in this Form 20-F and the cautionary note regarding forward-looking statements contained on pages 2 and 3.

Global economic conditions and particularly the economic outlook for the Eurozone remain uncertain. Accordingly, capital availability remains a challenge for current and potential hotel owners particularly in developed markets. This has put added pressure on existing and potential hotel owners, impacting on the current hotel estate and the delivery and growth of potential new hotels in the Group’s pipeline. The geopolitical and civil unrest in the Middle East and Northern Africa remains and as the Group continues to grow its global footprint and expand in emerging markets, the Group may be increasingly exposed to safety and security incidents and major crises.

The risks below are not the only ones that the Group faces. Some risks are not yet known to the Group and some that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s business operations, cash flow, financial condition, turnover, profits, liquidity and/or capital reserves.

The Group is exposed to the risks of political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation, availability of credit and currency fluctuations that could lower revenues and reduce income. A recession reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. This may result in deterioration of results of operations and potentially reduce the value of properties in affected economies. The owners or potential owners of hotels franchised or managed by the Group face similar risks which could adversely impact the Group’s ability to retain and secure franchise or management agreements. More specifically, the Group is highly exposed to the US market and, accordingly, is particularly susceptible to adverse changes in the US economy.

The Group is exposed to the risk of events that adversely impact domestic or international travel

The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics, travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters, resulting in reduced worldwide travel or other local factors impacting individual hotels. A decrease in the demand for hotel rooms as a result of such events may have an adverse impact on the Group’s operations and financial results. In addition, inadequate preparedness, contingency planning or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently impact the value of the brand or the reputation of the Group.

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

The Group is exposed to a variety of risks related to identifying, securing and retaining franchise and management agreements

The Group’s growth strategy depends on its success in identifying, securing and retaining franchise and management agreements. This is an inherent risk for the hotel industry and franchise business model. Competition with other hotel companies may generally reduce the number of suitable franchise, management and investment opportunities offered to the Group and increase the bargaining position of property owners seeking to become a franchisee or engage a manager. The terms of new franchise or management agreements may not be as favorable as current arrangements and the Group may not be able to renew existing arrangements on similarly favorable terms or at all.

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the Group system or to secure management contracts. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance may all restrict the supply of suitable hotel development opportunities under franchise or management agreements. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group including, for example, the unwillingness of franchisees to support brand improvement initiatives. This could result in franchisees exiting the system which would adversely impact overall system size.

In addition, changes in legislation or regulatory changes may be implemented that have the effect of favoring franchisees relative to brand owners.

The Group is exposed to inherent risks in relation to changing technology and systems

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

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights

Any event that materially damages the reputation of one or more of the Group’s brands and/or fails to sustain the appeal of the Group’s brands to its customers may have an adverse impact on the value of that brand and subsequent revenues from that brand or business.

In particular, where the Group is unable to enforce adherence to its safety or operating and quality standards, or the significant regulations applicable to hotel operations, pursuant to its franchise and management contracts, there may be further adverse impact upon brand reputation or customer perception and therefore the value of the Group’s brands.

In addition, the value of the Group’s brands is influenced by a number of other factors, some of which may be outside the Group’s control, including commoditisation (whereby price and/or quality becomes relatively more important than brand identifications due, in part, to the increased prevalence of third-party intermediaries), consumer preference and perception, or other factors affecting consumers’ willingness to purchase goods and services.

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

Some of the markets in which the Group operates are experiencing economic growth and the Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees. Some emerging markets may not have the required local expertise to operate a hotel and may not be able to attract the right talent. Failure to attract and retain employees may threaten the success of the Group’s operations in these markets. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

The Group is reliant upon its proprietary reservations system and is exposed to the risk of failures in the system and increased competition in reservations infrastructure

The value of the Group’s brands is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservations system, a central repository of the Group’s hotel room inventories linked electronically to multiple sales channels including the Group’s own websites, call centers and hotels, third-party intermediaries and travel agents.

Lack of resilience and operational availability could lead to prolonged service disruption and may result in significant business interruption and subsequent impact on revenues. Lack of investment in these systems may also result in reduced ability to compete. Additionally, failure to maintain an appropriate technology strategy and select the right technology partners could erode the Group’s long-term competitiveness.

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

The Group is exposed to a variety of risks associated with its financial stability, ability to borrow and satisfy debt covenants

While the strategy of the Group is to extend the hotel network through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities and to maintain and improve owned hotels. The Group is reliant upon having financial strength and access to borrowing facilities to meet these expected capital requirements. The majority of the Group’s borrowing facilities are only available if the financial covenants in the facilities are complied with. Non-compliance with covenants could result in the lenders demanding repayment of the funds advanced. If the Group’s financial performance does not meet market expectations, it may not be able to refinance existing facilities on terms considered favourable.

The Group is required to comply with existing and changing regulations across numerous countries, territories and jurisdictions

Governmental regulations affect countless aspects of our business ranging from corporate governance, health and safety, environmental, bribery and corruption, employment law and diversity, disability access, relationships, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the strategy including the markets we operate in, brand protection, and use or transmittal of customer data. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of licence to operate or reputation damage.

The Group is exposed to the risk of litigation

The Group could be at risk of litigation from many parties, including guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of hotels it manages. Claims filed in the US may include requests for punitive damages as well as compensatory damages. Exposure to litigation or fines imposed by regulatory authorities may also affect the reputation of the Group and its brands.

The Group is exposed to risks related to corporate responsibility

The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of stakeholder groups such as the communities in which the Group operates. The social and environmental impacts of business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to demonstrate sufficiently responsible practices, ethical behavior, or fails to comply with relevant regulatory requirements.

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

In particular, the trustees of the Group’s UK defined benefit plan may demand increases to the contribution rates relating to the funding of this plan, which would oblige relevant employers of the Group to contribute extra amounts. The trustees must consult the plan’s actuary and principal employer before exercising this power. In practice, contribution rates are agreed between the Group and the trustees on actuarial advice, and are set for three-year terms. The funding implications of the last actuarial review are disclosed in Notes to the Consolidated Financial Statements on pages F-30 to F-35.

The Group may face difficulties insuring its business

Historically, the Group has maintained insurance at levels determined to be appropriate in light of the cost of cover and the risk profiles of the business in which it operates. However, forces beyond the Group’s control, including market forces, may limit the scope of coverage the Group can obtain and the Group’s ability to obtain coverage at reasonable rates. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters may be uninsurable or simply too expensive to insure. Inadequate or insufficient insurance could expose the Group to large claims or could result in the loss of capital invested in properties, as well as the anticipated future revenue from properties, and could leave the Group responsible for guarantees, debt or other financial obligations related to such properties.

ITEM 4.	INFORMATION ON THE COMPANY

SUMMARY

Group overview

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts (“InterContinental”), Crowne Plaza Hotels & Resorts (“Crowne Plaza”), Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations) (“Holiday Inn”), Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. At December 31, 2011, the Group had 4,480 franchised, managed, owned and leased hotels and 658,348 guest rooms in nearly 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

In the first quarter 2012, the Group launched two new brands. EVEN hotels is aimed at the US midscale market and HUALUXE is tailored towards Chinese guests.

The Group’s revenue and earnings are derived from hotel operations, which include franchise and other fees paid under franchise agreements, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and operation of the Group’s owned and leased hotels.

At March 21, 2012, InterContinental Hotels Group PLC had a market capitalization of approximately £4.2 billion, and was included in the FTSE 100, a list of the 100 largest companies by market capitalization on the London Stock Exchange.

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

Group history and developments

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

Following Separation, the Group has undertaken an asset disposal program realizing, by the end of 2010, proceeds of $5.6 billion from the sale of 185 hotels. Of these 185 hotels, 166 remained in the Group’s global system through either franchise or management agreements. The asset disposal program has significantly reduced the capital requirements of the Group whilst largely retaining the hotels in the Group’s system.

In 2011 the Group disposed of four hotels for total proceeds of $143 million (see below for more information).

Recent acquisitions and dispositions

During 2011, the Group disposed of the Holiday Inn Burswood in Australia for $71 million, the Hotel Indigo San Diego for $55 million and two other hotels in North America for $17 million. During 2010, the Group disposed of the Holiday Inn Lexington for $5 million and the InterContinental Buckhead, Atlanta for $105 million. During 2009, the Group disposed of the InterContinental Sao Paulo for $22 million.

The Group also divested a number of investments for total proceeds of $15 million, $17 million and $15 million in 2011, 2010 and 2009, respectively. In 2010, a loan repayment of $11 million was also received.

Capital expenditure in 2011 totaled $194 million compared with $95 million in 2010 and $148 million in 2009. The increase in expenditure in 2011 reflects the current strategy of recycling capital to drive growth in the Group’s brands. Expenditure in 2009 included the $65 million purchase of the Hotel Indigo San Diego.

At December 31, 2011 capital committed, being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Consolidated Financial Statements, totaled $14 million. The Group has also committed to invest up to $60 million in two joint venture arrangements of which $36 million had been spent at December 31, 2011.

On October 24, 2007 the Group announced a worldwide relaunch of its Holiday Inn brand family which is now substantially complete. In support of this relaunch, the Group made a non-recurring revenue investment of $63 million which was charged to the Consolidated income statement as an exceptional item in periods up to December 31, 2010.

Return of funds

Since March 2004, the Group has returned over £3.5 billion of funds to shareholders by way of special dividends, share repurchase programs and capital returns (see table below).

A £150 million share repurchase program was announced on February 20, 2007. During 2011 no shares were repurchased. By March 21, 2012, a total of 14.4 million shares had been repurchased under the £150 million repurchase program at an average price per share of 831 pence per share (approximately £120 million). Purchases are made under the existing authority from shareholders which will be renewed at the Company’s Annual General Meeting. Any shares repurchased under these programs will be canceled.

Information relating to the purchases of equity securities can be found in Item 16E.

Return of funds program	Timing	Total return	Returned to date(i)
£501 million special dividend	Paid in December 2004	£501m	£501m
First £250 million share buyback	Completed in 2004	£250m	£250m
£996 million capital return	Paid in July 2005	£996m	£996m
Second £250 million share buyback	Completed in 2006	£250m	£250m
£497 million special dividend	Paid in June 2006	£497m	£497m
Third £250 million share buyback	Completed in 2007	£250m	£250m
£709 million special dividend	Paid in June 2007	£709m	£709m
£150 million share buyback	Deferred	£150m	£120m

Total		£3,603m	£3,573

(i)	At March 21, 2012.

SEGMENTAL INFORMATION

Geographic segmentation

Following an internal reorganization during the year, there has been a change in the Group’s geographic segments as explained in Note 2 of the Notes to the Consolidated Financial Statements. Comparatives have been restated to show segmental information on a consistent basis.

The following table shows the Group’s revenue and operating profit before exceptional operating items and the percentage by geographical area, for the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
	2011	2010	2009
	($ million)
Revenue(1)
Americas	830	807	772
Europe	405	326	309
AMEA	216	213	190
Greater China	205	178	143
Central(2)	112	104	124

Total	1,768	1,628	1,538

Operating profit before exceptional operating items(1)(3)
Americas	451	369	288
Europe	104	78	77
AMEA	84	82	72
Greater China	67	54	30
Central	(147)	(139)	(104)

Total	559	444	363

	Year ended December 31,
	2011	2010	2009
	(%)
Revenue
Americas	47.0	49.6	50.2
Europe	22.9	20.0	20.1
AMEA	12.2	13.1	12.3
Greater China	11.6	10.9	9.3
Central	6.3	6.4	8.1

Total	100.0	100.0	100.0

Operating profit before exceptional operating items
Americas	80.7	83.1	79.3
Europe	18.6	17.6	21.2
AMEA	15.0	18.5	19.8
Greater China	12.0	12.1	8.3
Central	(26.3)	(31.3)	(28.6)

Total	100.0	100.0	100.0

(1)	The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.62 (2010 $1 = £0.65, 2009 $1 = £0.64). In the case of the euro, the translation rate is $1 = €0.72 (2010 $1 = €0.76, 2009 $1 = €0.72).

(2)	Central revenue primarily relates to Holidex (the Group’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

(3)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region were the Americas credit of $35 million (2010 $8 million, 2009 $301 million); Europe $39 million (2010 $5 million, 2009 $22 million); AMEA credit of $26 million (2010 credit of $6 million, 2009 $7 million); Greater China $nil (2010 $nil, 2009 $nil); and Central credit of $35 million (2010 $nil, 2009 $43 million).

BUSINESS OVERVIEW

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations), Holiday Inn Express, Staybridge Suites Candlewood Suites and Hotel Indigo. At December 31, 2011, the Group had 4,480 franchised, managed, owned and leased hotels and 658,348 guest rooms in nearly 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

In the first quarter 2012, the Group launched two new brands. EVEN hotels is aimed at the US midscale market and HUALUXE is tailored towards Chinese guests.

Industry overview

The hotel industry demonstrated its resilience in the challenging 12 months ended December 31, 2011 by continuing the recovery started during 2010. Globally, industry revenue per available room (“RevPAR”), a key industry metric, was up 5.9%, driven primarily by pricing, or average daily rate. In addition, global room demand surpassed its previous peak and is now at a new high, most notably in the United States, the largest lodging market in the world.

The Group performed well over the year with global RevPAR growth of 6.2% (comparable hotels), maintaining the Group’s 2010 performance. Our number of open hotel rooms grew to 658,348, with 241 new hotels opening worldwide, taking into account the removal of terminated contracts.

The Group closely monitors markets across the globe, and follows key industry and business metrics, such as RevPAR, average daily rate, demand and gross domestic product (“GDP”), to ensure its strategy continues to be sustainable in the changing business environment and suitable for the Group’s capabilities, and as such the business remains resilient.

The global hotel market is estimated to be close to 20 million rooms and leading research (Smith Travel Research) calculates there are seven million branded hotel rooms globally, with the remainder a combination of independent hotels, guesthouses and other types of lodging. For four years, the Group has held the largest share of branded rooms, currently at approximately 9% of supply, distributed across nearly 100 countries and territories.

The growth of the branded hotel sector has exceeded that of the unbranded sector over the past 10 years, and although currently less than half of all hotel rooms are branded, the benefits of a brand, such as the greater security and performance of a global reservation system, loyalty schemes and international networks, are clear to many owners. The Group is therefore well-positioned to win the business of owners seeking to grow with a hotel brand. Additionally, IHG and other large hotel companies have the competitive advantage of a global portfolio of brands that suit the different real estate or market opportunities an owner may have.

The Group continues to grow rooms supply and revenues, aided by wider trends:

Global economic trends — we expect 2011’s modest economic growth to continue into 2012. Countries in or highly connected to the Eurozone face an uncertain short-term outlook and are likely to see stagnant or negative GDP growth, depending on the outcome of the sovereign debt crisis. However, the Group is not significantly exposed to this region. Less than 10% of the Group’s operating profit before central overheads is euro denominated and the only significant asset in the region is the InterContinental Paris Le Grand which is partly hedged from a balance sheet perspective. The Group is not dependent on euro liquidity and none of the banks in the Group’s main bank loan facility are based in the Eurozone. Many other developed and major emerging markets are expected to experience modest growth. GDP is a leading indicator for key industry metrics and our expertise combined with consensus opinion for long-term GDP trends allow us to prepare better the business for fluctuations in demand; and

Change in demographics — as developed market populations age, increased leisure time suggests positive implications for travel and hotel demand. Conversely, younger generations are looking to balance work and lifestyles better, indicating an increasing need for quality hotel options. In advanced developing markets, an emerging middle class presents consumer and branded organisations with an opportunity to develop further global networks.

Our strategy

With a portfolio of preferred brands in the best developed and emerging markets, our talented people are focused on delivering “Great Hotels Guests Love” and executing a clear set of priorities to achieve our vision of becoming one of the great companies of the world.

Strategy is about making distinct and clear choices about where and how to compete in order to achieve a set of business goals.

In addition, an organization needs to be able to execute these choices with focus, and measure its success using a clear set of comprehensively aligned metrics.

The Group’s strategy determines a set of choices to balance the quality of its hotels and the speed at which it grows. The Group’s measures this through key performance indicators (“KPIs”) such as growing its RevPAR, its system size and its margins. In addition, the Group ensures it continues to improve employee engagement and increase the proportion of hotel room demand that it generates for its owners.

DELIVERING THE ELEMENTS OF OUR STRATEGY

Competing with an appropriate business model

The Group’s business model has a clear focus on franchising and managing hotels, rather than owning them, enabling it to grow at an accelerated pace with limited capital investment. This enables the Group to focus on building strong, preferred brands, leaving asset management and real estate to its local partners with the necessary expertise. With this ‘asset-light’ approach, the Group also benefits from the reduced volatility of fee-based income streams, as compared with the ownership of assets.

A key characteristic of the franchised and managed business model is that it is highly cash generative, with a high return on capital employed. At December 31, 2011 87% of operating profit* was derived from franchised and managed operations. In some situations, IHG supports its brands by using its capital to build or support the funding of flagship assets in high demand locations. IHG plans to recycle capital by selling these assets when the time is right and to reinvest elsewhere in the business and across its portfolio. Recent examples of this include the sale of the Group’s InterContinental Buckhead property in Atlanta and the Hotel Indigo San Diego, both of which are now managed by the Group under long-term management agreements.

Choosing not to own hotel assets means the focus of the Group’s business is on:

•	developing preferred brands that offer a unique set of guest experiences;

•	building global demand delivery systems, such as the Group’s branded hotel websites and call centers; and

•	building relationships with existing and prospective owners who can utilize these systems to create enhanced returns.

Across the industry, hotel ownership is increasingly becoming separated from hotel operations, with hotel owners using third parties, such as the Group, to manage their hotels and run their demand delivery systems. The Group is well positioned to benefit from this trend with its focus on franchising and managing hotels within its many brands.

The key features of IHG’s business model are represented in the following table and charts:

*	Before regional and central overheads and exceptional items.

Competing in the best developed and emerging markets

Globally, supply of hotel rooms has grown at approximately 3% per annum over the past five years to approximately 20 million rooms in 2011. Competition for this new rooms supply include other branded hotel companies, both large and small, international and domestic, and independently owned hotels.

Taking into account rooms supply in open hotels and those under development, we have a leadership position (ie, when taking open rooms and pipeline rooms together we are in the top 3 in that country) in 13 of the top 20 markets, globally. These markets alone account for over 80% of global lodging spend. They include large developed markets such as the US, UK and Germany, as well as emerging markets like China and India.

Key economic metrics, such as GDP and travel flows, generally indicate current and future levels of hotel demand and we continue to forecast these trends so we can focus on the largest markets. Concentrating growth in the largest markets means the Group and owners can operate more efficiently and benefit from enhanced revenues and reduced costs.

The US is the largest market for branded hotels, with 3.4 million rooms accounting for 64% of all US rooms available. The segment in the US with the greatest share is midscale, with 1.3 million branded hotel rooms, and the Group’s Holiday Inn brand family, which includes Holiday Inn Express and, Holiday Inn Club Vacations, along with Holiday Inn itself, is the largest in this segment.

In China, the Group sees the greatest opportunity for growth within any single country and our strategy has been to enter the market early, to develop our relationships with key local partners and grow our presence rapidly. In a country with 0.5 million branded hotel rooms, IHG is the largest international hotel company with over 55,000 rooms across our brands and another 50,000 in the planning phase or under construction. This rapid pace of openings for the Group, which was the first international hotel chain to launch in the country, has been planned against a back-drop of increasing demand drivers for hotels, such as a large emerging middle class and growing domestic and international travel flows.

The Group is also focused on developing in large markets such as the UK and Germany, where we rank second and third, respectively. We anticipate that these markets will remain significant sources of hotel demand and seek to develop lasting relationships with owners and build our brands’ awareness and presence.

In certain markets, the Group is able to benefit from and maximize regional similarities and travel patterns by clustering operations and generating efficiencies. The Group’s predominantly managed operations across the Middle East and Asia, which have become significant contributors to its global performance, are examples of clustering operations across multiple brands, owners and markets.

Outside the largest markets, the Group focuses on achieving presence for its brands in key gateway cities with the potential for high demand from business and leisure guests and where its brands can generate revenue premiums.

The number of hotels in planning and under construction, known in the industry as the pipeline, reflect the future supply of hotels.

During 2011, the Group opened 44,265 rooms in 26 countries and territories, and signed a further 55,424 rooms into its development pipeline across 32 countries. As part of its ongoing commitment to maintaining the quality of its brands, the Group removed 33,078 rooms during the year. As at December 31, 2011, the Group had the largest pipeline in the industry, with 180,484 rooms in 1,144 hotels across 59 countries. This represents a market share of 13% of all hotels under development, including those that are independent or unaffiliated.

*	Before regional and central overheads and exceptional items.

The Group’s pipeline ensures continued growth in new and emerging markets that best suit its strengths and anticipates the future needs of customers. The Group has committed development teams across both developed and emerging markets ensuring a sizable pipeline in developing markets: during 2011 the Group opened 8,084 rooms in Greater China, representing nearly 20% of all new rooms opened by the Group across the globe.

Winning with our best in class delivery

The major benefit the Group brings to guests who stay with us, and owners who invest with us, is the extent of our hotel network and the demand we deliver through our system. Our system is the combined efforts of our scale and networks, websites, call centers, loyalty schemes and sales and marketing expertise to help guests book and stay with us, and then maintain the relationship with them after they leave. Together, these tools form one of the largest such ‘systems’ in the industry and are the engine of our business, delivering on average 69% of total rooms revenue.

With continued focus on the success of this global system, we have developed best-in-class marketing and technology to support our hotels and drive incremental revenues. This extensive marketing and technology support ranges from the ‘Stay You’ campaign for the Holiday Inn relaunch and the ‘Best Price Guarantee’ campaign to promote booking through the Group’s proprietary distribution channels, such as IHG.com and HolidayInn.com, to sophisticated technology allowing for improved targeted marketing, communications, and innovative booking technologies. During 2011, these innovations were best showcased by our leading mobile booking platforms realizing $148 million in revenues by December 31, 2011 — up from $2.5 million in 2009. These mobile platforms, which are tailored to each of our brands, are supported on the major mobile device operating platforms and demonstrate the Group’s efforts in anticipating how guests will interact with hotels and book rooms in the future.

Winning with our talented people and business relationships with others

The Group believes talented and passionate people at all levels of the business are a key competitive advantage to delivering Great Hotels Guests Love and enhanced shareholder returns. Part of this process is empowering our people to deliver our branded guest experience. To do this we need a culture which champions our brands and effectively articulates what our brands mean and who they are for. We have begun this with a focus on being ‘BrandHearted’. For the Group, ‘BrandHearted’ is about fostering a collaborative culture to improve our brands’ performance by ensuring the brands are at the heart of all decision making and actions, and helping our people to bring our brands to life.

The Group recognizes that a large proportion of its staff will not come under direct IHG employment and we have initiatives in place to help our owners deliver our brands and fulfil guests’ needs. We have extensive induction, communication, development and recognition programs aligned under our employment brand, ‘Room to be yourself’. These programs provide a supportive environment that helps our people to be successful and realize our Vision of becoming one of the great companies of the world by delivering the right experiences to our guests through shared values and living our brands.

Our talented people create our culture, and the Group is aligned around great values which are consistently brought to life through a suite of five the Group behaviors, the ‘Winning Ways’:

•	do the right thing;

•	show we care;

•	aim higher;

•	celebrate difference; and

•	work better together.

The Group maintains effective relationships across all aspects of its operations. The Group’s operations are not dependent upon any single customer, supplier or hotel owner due to the breadth of its brands, market segments and geographical coverage. For example, the Group’s largest third-party hotel owner controls just 2% of the Group’s total room count, as at December 31, 2011.

The Group continued to enhance relationships with suppliers and streamline its procurement processes during 2011. With a focus on sourcing high-quality goods and services at the most competitive prices and employing best-practice throughout the Group, IHG strives to ensure enhanced value for the Group, our hotel owners and shareholders.

The Group is proud of its strong and important relationship with the IHG Owners Association, the organization that represents owners of hotels under the Group’s brands across the world. IHG meets with the IHG Owners Association, in large and small groups, on a regular basis and works with them to support and facilitate the continued development of the Group’s brands and systems. During 2011, the combined work of the two organizations supported several enhancements to the Group’s system.

Examples include:

•	Holiday Inn relaunch — the near completion of the $1 billion global relaunch of the Holiday Inn brand family delivered through joint owner and IHG investment;

•

Crowne Plaza repositioning program — the global repositioning of the Crowne Plaza brand launched in 2011, to bring every hotel up to a leading standard offering modern business and meetings facilities;

•

roomkey.com — an online search engine, founded by six of the world’s leading hotel companies — IHG, Choice Hotels International, Hilton, Hyatt, Marriott and Wyndham Hotel Group. The site provides consumers with the ability to compare and contrast room options across multiple hotel brands, ultimately booking on a hotel’s branded website; and

•

IHG Owners Association rebranding — the rebranding of the International Association of Holiday Inns (“IAHI”), the Owners Association as the IHG Owners Association to reflect more accurately its representation of the portfolio of the Group’s brands and demonstrate the Association’s commitment to the BrandHearted journey.

Measuring our success

We have a holistic set of carefully selected KPIs to monitor our success in achieving our strategy. These are organized around the elements of our strategy: ‘Where we compete’, focusing on the appropriate business model, best developed and emerging markets and consumer segments; and ‘How we win’, focusing on our corporate priorities of preferred brands, talented people, and best in class delivery.

In particular, we use the following measures to monitor our performance:

•	market share by rooms supply;

•	pricing and revenue premiums;

•	system contribution — the proportion of business delivered to our hotels by the Group’s dedicated booking channels (our “system”);

•	employee engagement; and

•	responsible business practices.

These KPIs are used to measure the Group’s and our peoples’ progress on our journey to delivering Great Hotels Guests Love and becoming one of the great companies of the world.

Our performance against these KPIs over the 2009/2011 period is summarized in the following tables:

Where we compete

Strategic priorities	KPIs	Current status and 2011 development	2012 priorities

Best developed and emerging markets

To accelerate profitable growth of our core business in the largest markets where presence and scale really count and also in key global gateway cities. Seeking opportunities to benefit from our scale in new business areas.

Net rooms supply

•  System size grown to 658,348 rooms;

•  Over 90% of signings in scale markets, key global gateway cities and resort destinations;

•  14 signings of Hotel Indigo and Staybridge Suites outside of North America; and

•  241 hotels opened globally.

• Accelerate growth strategies in quality locations in agreed scale markets; and • continue to leverage scale.

How we win — Delivering Great Hotels Guests Love

Strategic priorities	KPIs	Current status and 2011 development	2012 priorities
Preferred brands To operate a portfolio of preferred brands attractive to both owners and guests that have clear market positions and differentiation in the eyes of the guest.	Global RevPAR growth/(decline) Comparable hotels, constant US$

•  Near completion of Holiday Inn relaunch;

•  launched global repositioning program for our Crowne Plaza brand;

•  developed two new brands to further capture opportunities in North America and China; and

•  grew our industry-leading loyalty program to 63 million members.

•  Build upon the success of the Holiday Inn relaunch with repositioning of Crowne Plaza;

•  continue development of our brand portfolio with further signings of our newer brands in expanding markets; and

•  increase the Group’s business from Priority Club Rewards’ (“PCR”) members.

Strategic priorities	KPIs	Current status and 2011 development	2012 priorities
Talented people Creating hotels that are well run, with brands brought to life by people who are proud of the work they do.	Employee engagement scores

• Training delivered to all senior managers on brand leadership;

• training delivered to 60% of franchised hotels to deliver our branded guest experience;

• jointly hosted our global recognition event — “Celebrate Service” week — with the IHG Owners Association, with over 3,000 hotels and offices participating; and

• supported 49 employees from 22 countries to manage the athlete’s accommodation and placed 10 people in the London Organising Committee of the Olympic Games and Paralympic Games’ head office roles, as part of our London 2012 Olympic and Paralympic sponsorship.

• Strengthen brand capabilities, including cascading brand training to all our leaders;

• strengthen IHG’s employment brand, particularly through the use of new media to make the Group an employer of choice;

• develop our talent pipeline to meet our commercial goals; and

• continue to develop compelling people offer to our franchisees.

Best in class delivery To generate higher returns for owners and IHG through increased revenue share, improved operating efficiency and growing margins.	Total gross revenue Actual US$ billion System contribution to revenue (reservations channels and PCR members direct to hotels) As percentage of rooms revenue

• Strengthened revenue streams from mobile booking channels;

• established strategic industry partnership to develop roomkey.com;

• strengthened coverage of our global sales force; and

• grew our industry-leading loyalty program, contributing over $6.9 billion to global system rooms revenue.

• Optimize revenue from third-party, partner and the Group’s websites;

• strengthen global sales force effectiveness; and

• ensure the Group’s industry-leading system of delivering demand and revenue to hotels retains competitive advantage.

Strategic priorities	KPIs	Current status and 2011 development	2012 priorities

Responsible business

To take a proactive stance and seek creative solutions through innovation and collaboration on environment and community issues, and to drive increased value for IHG, owners, guests and the communities where we operate.

Hotels signed-up to “Green Engage”* Hotels, cumulative Pupils enrolled with “IHG Academy”* Students enrolled

•  Exceeded our “Green Engage” program target to enroll 1,700 hotels;

•  “IHG Academy” program expanded to every IHG operating region and participation up by 17%; and

•  led a Cornell University study on developing an industry standard for carbon measurement.

•  Enroll 50% of the Group’s hotels in “Green Engage” by the end of 2012;

•  achieve energy savings of 6% to 10% in our owned and managed estate by end of 2012 (on a per available room night basis);

•  continue to drive carbon strategy work to develop an industry standard for measuring carbon emission and reduction;

•  create new opportunities for communities by growing the “IHG Academy” to more countries and increasing the student-base; and

•  continue to leverage social media to drive stakeholder engagement.

*	See page 39 for further details.

Segmental Results by Activity

The following table shows the Group’s continuing revenue and operating profit before exceptional operating items by activity and the percentage contribution of each activity, for the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
	2011	2010	2009
	($ million)
Revenue(1)
Americas
Franchised	502	465	437
Managed	124	119	110
Owned and leased	204	223	225

	830	807	772

Europe
Franchised	86	76	79
Managed	118	70	58
Owned and leased	201	180	172

	405	326	309

AMEA
Franchised	19	15	14
Managed	151	155	134
Owned and leased	46	43	42

	216	213	190

Greater China
Franchised	2	2	1
Managed	77	60	32
Owned and leased	126	116	110

	205	178	143

Central(2)	112	104	124

Total	1,768	1,628	1,538

Operating profit before exceptional operating items(1)(3)
Americas
Franchised	431	392	364
Managed	52	21	(40)
Owned and leased	17	13	11
Regional overheads	(49)	(57)	(47)

	451	369	288

Europe
Franchised	65	55	57
Managed	26	17	18
Owned and leased	49	38	31
Regional overheads	(36)	(32)	(29)

	104	78	77

AMEA
Franchised	12	8	6
Managed	87	88	82
Owned and leased	5	4	5
Regional overheads	(20)	(18)	(21)

	84	82	72

Footnotes	on page 25.

	Year ended December 31,
	2011	2010	2009
	($ million)
Greater China
Franchised	3	3	2
Managed	43	30	9
Owned and leased	37	33	27
Regional overheads	(16)	(12)	(8)

	67	54	30

Central(2)	(147)	(139)	(104)

Total	559	444	363

	Year ended December 31,
	2011	2010	2009
	(%)
Revenue
Americas
Franchised	28.4	28.6	28.4
Managed	7.0	7.3	7.2
Owned and leased	11.6	13.7	14.6

	47.0	49.6	50.2

Europe
Franchised	4.9	4.7	5.1
Managed	6.7	4.3	3.8
Owned and leased	11.3	11.0	11.2

	22.9	20.0	20.1

AMEA
Franchised	1.1	0.9	0.9
Managed	8.5	9.5	8.7
Owned and leased	2.6	2.7	2.7

	12.2	13.1	12.3

Greater China
Franchised	0.1	0.1	0.1
Managed	4.4	3.7	2.1
Owned and leased	7.1	7.1	7.1

	11.6	10.9	9.3

Central	6.3	6.4	8.1

Total	100.0	100.0	100.0

Footnotes	on page 25.

	Year ended December 31,
	2011	2010	2009
	(%)
Operating profit before exceptional operating items
Americas
Franchised	77.1	88.3	100.2
Managed	9.3	4.7	(11.0)
Owned and leased	3.0	2.9	3.0
Regional overheads	(8.7)	(12.8)	(12.9)

	80.7	83.1	79.3

Europe
Franchised	11.6	12.4	15.7
Managed	4.6	3.8	5.0
Owned and leased	8.8	8.6	8.5
Regional overheads	(6.4)	(7.2)	(8.0)

	18.6	17.6	21.2

AMEA
Franchised	2.1	1.8	1.6
Managed	15.6	19.8	22.6
Owned and leased	0.9	0.9	1.4
Regional overheads	(3.6)	(4.0)	(5.8)

	15.0	18.5	19.8

Greater China
Franchised	0.5	0.7	0.6
Managed	7.7	6.7	2.5
Owned and leased	6.6	7.4	7.4
Regional overheads	(2.8)	(2.7)	(2.2)

	12.0	12.1	8.3

Central	(26.3)	(31.3)	(28.6)

Total	100.0	100.0	100.0

(1)	The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate $1 = £0.62 (2010 $1 = £0.65, 2009 $1 = £0.64). In the case of the euro, the translation rate is $1 = €0.72 (2010 $1 = €0.76, 2009 $1 = €0.72).

(2)	Central revenue primarily relates to Holidex (the Group’s proprietary reservation system) fee income. Central operating profit includes central revenue less costs related to global functions.

(3)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region were the Americas credit of $35 million (2010 $8 million, 2009 $301 million); Europe $39 million (2010 $5 million, 2009 $22 million); AMEA credit of $26 million (2010 credit of $6 million, 2009 $7 million); Greater China $nil (2010 $nil, 2009 $nil); and Central credit of $35 million (2010 $nil, 2009 $43 million).

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

Priority Club Rewards:    The Group’s worldwide loyalty scheme, Priority Club Rewards, is the largest of its kind in the hotel industry. Members enjoy a variety of privileges and rewards as they stay at the Group’s hotels around the world. The global system room revenue generated from Priority Club Rewards members during 2011 was $6.9 billion. Priority Club Rewards membership reached 63 million customers as at December 31, 2011, compared to 56 million as at December 31, 2010.

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

Reservations Call Centers:    The Group operates 11 reservations call centers around the world which enable it to sell in local languages in many countries and offer a high quality service to customers.

Internet:    The Group introduced electronic hotel reservations in 1995. The Internet is an important communications, branding and distribution channel for hotel sales. During 2011, 25% (24% in 2010) of global system room revenue was booked via the Internet through various branded websites, such as www.intercontinental.com and www.holidayinn.com, as well as certified third parties.

During 2011 the Group’s leading mobile booking platforms realized $148 million in revenue, up from $2.5 million in 2009.

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

During 2011, global system room revenue booked through the Group’s global systems (which includes Priority Club Rewards members, central reservations and call centers, global distribution systems and the Internet) was 69% (68% in 2010).

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

The Group operates the following brands:

	At December 31, 2011
	Room numbers	Hotels

InterContinental Hotels & Resorts	57,598	169
Crowne Plaza Hotels & Resorts	105,104	387
Holiday Inn Hotels & Resorts(1)	228,256	1,240
Holiday Inn Express	196,666	2,114
Staybridge Suites	19,567	179
Candlewood Suites	27,500	285
Hotel Indigo	4,564	39
Other	19,093	67

Total	658,348	4,480

(1)	Includes Holiday Inn Club Vacations (2,928 rooms, 7 hotels)

To reflect emerging consumer trends the Group has developed two new brands. On February 28, 2012, the Group launched EVEN hotels aimed at the sizable US midscale market. It is the first mainstream lifestyle hotel brand focused on wellness and is designed to provide a solution for healthy minded travelers.

On March 19, 2012, the Group launched HUALUXE Hotels and Resorts specifically for the Chinese traveler. HUALUXE takes the best aspects of renowned Chinese hospitality and applies the Group’s international scale, powerful systems and unparalleled insights into the Chinese market to deliver a traditional high-end consistent experience.

The first EVEN and HUALUXE hotels are expected to open in late 2013 or early 2014.

InterContinental Hotels & Resorts

	Americas	Europe	AMEA	Greater China
Average room rate $(1)	168.20	247.94	206.46	169.58
Room numbers(2)	17,598	9,664	20,425	9,911

(1)	For the year ended December 31, 2011; quoted at constant US dollar exchange rate. Average room rate is for comparable InterContinental hotels.

(2)	At December 31, 2011.

InterContinental Hotels & Resorts (“InterContinental”) is the Group’s 5-star brand located in key cities and resort destinations in over 60 countries worldwide. With over 60 years of experience, our talented people, supported by outstanding facilities, help us differentiate in a competitive segment by understanding that well-traveled and affluent people want to be connected to what is special about a hotel and its destination. The brand’s ethos is to empower our talented people to share their knowledge so guests further enjoy great experiences that enrich their lives, broaden their outlook, and make the most of their time with us.

InterContinental hotels are principally managed by the Group. At December 31, 2011, there were 169 InterContinental hotels which represented 9% of the Group’s total hotel rooms. During 2011, six InterContinental hotels were added to the portfolio, while eight hotels were removed.

Crowne Plaza Hotels & Resorts

	Americas	Europe	AMEA	Greater China
Average room rate $(1)	105.61	133.11	141.77	95.58
Room numbers(2)	50,002	19,725	16,921	18,456

(1)	For the year ended December 31, 2011; quoted at constant US dollar exchange rate. Average room rate is for comparable Crowne Plaza hotels.

(2)	At December 31, 2011.

Crowne Plaza Hotels & Resorts (“Crowne Plaza”), in the upscale, 4 star segment, specializes in offering modern business and meeting facilities with a unique service style to provide productive and energising experiences to guests who live life to the fullest and believe travel is essential for their journey to success. The Group is committed to the sustainable evolution of each of its brands, and as such, is working hard to strengthen Crowne Plaza’s position in the market over the coming years. A multi-year brand development program was announced in 2011 to reflect the commitment of IHG and owners to improve the guest experience.

The majority of Crowne Plaza hotels are operated under franchise agreements in the US and Europe, and managed in other markets by the Group. At December 31, 2011, there were 387 Crowne Plaza hotels which represented 16% of the Group’s total hotel rooms. During 2011, 30 Crowne Plaza hotels were added to the portfolio, while 31 hotels were removed.

The Holiday Inn Family of Brands

The Holiday Inn brand family comprises Holiday Inn, Holiday Inn Express and Holiday Inn Club Vacations. It is the world’s largest midscale hotel brand family by number of rooms. Working together with our owners and through their continued investment, the Holiday Inn brand family has all but completed a $1 billion refresh, updating its image by upgrading facilities, service and amenities, and ensuring the brand family continues to remain competitive within its midscale markets. Holiday Inn aims to provide a welcoming experience to business and leisure travelers worldwide. These are ‘full service’ hotels, providing amenities such as a restaurant and room service. Recently, J.D. Power and Associates ranked Holiday Inn “Highest in Guest Satisfaction Among Midscale Full Service Hotel Chain” in their 2011 North American Hotel Guest Satisfaction Index StudySM. The family adds to the Group’s record of firsts, being both the first international hotel chain to open in China in 1984, and to launch a direct booking website in 1995. Holiday Inn Express is one of the world’s fastest growing hotel brands in its segment. Holiday Inn Express aims to provide an efficient and cost-effective experience to business and leisure travelers. These are ‘limited service’ hotels offering a complimentary breakfast, but do not offer the full compliment of amenities (such as a restaurant or full service bar).

Holiday Inn Hotels & Resorts

	Americas	Europe	AMEA	Greater China
Average room rate $(1)	98.89	112.62	123.18	77.40
Room numbers(2)(3)	145,821	46,465	18,032	17,938

(1)	For the year ended December 31, 2011; quoted at constant US dollar exchange rate. Average room rate is for comparable Holiday Inn hotels.

(2)	At December 31, 2011.

(3)	The Americas total includes Holiday Inn Club Vacations (2,928 rooms).

Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations, which is the brand family’s vacation ownership brand) (“Holiday Inn”) are predominantly operated under franchise agreements. At December 31, 2011, there were 1,240 Holiday Inn hotels which represented 35% of the Group’s total hotel rooms, of which 64% were located in the Americas. During 2011, 58 Holiday Inn hotels were added to the portfolio, while 65 hotels were removed.

Holiday Inn Express

	Americas	Europe	AMEA	Greater China
Average room rate $(1)	98.65	91.48	71.10	46.77
Room numbers(2)	162,935	23,181	1,857	8,693

(1)	For the year ended December 31, 2011; quoted at constant US dollar exchange rate. Average room rate is for comparable Holiday Inn Express hotels.

(2)	At December 31, 2011.

Holiday Inn Express hotels are almost entirely operated under franchise agreements. At December 31, 2011, there were 2,114 Holiday Inn Express hotels worldwide which represented 30% of the Group’s total hotel rooms, of which 83% were located in the Americas. During 2011, 96 new Holiday Inn Express hotels were added to the portfolio, while 57 hotels were removed.

Staybridge Suites

	Americas	Europe	AMEA
Average room rate $(1)	96.44	113.87	144.69
Room numbers(2)	18,820	443	304

(1)	For the year ended December 31, 2011; quoted at constant US dollar exchange rate. Average room rate is for comparable Staybridge Suites hotels.

(2)	At December 31, 2011.

Staybridge Suites is the Group’s upscale extended stay brand for guests on longer trips, offering studios and suites complete with full kitchens and separate sleeping and work areas in a sociable, family-like atmosphere. It was the fastest upper-tier extended stay brand to reach the 50-hotel and 100-hotel milestones and in 2008, opened its first hotel in Europe in Liverpool, UK. Since then, Staybridge Suites has expanded its footprint with locations including Cairo and Abu Dhabi in the Middle East and most recently in St. Petersburg in Russia. Staybridge Suites is playing its role in IHG’s partnership with the London 2012 Olympic and Paralympic Games by opening the Staybridge Suites London Stratford property. Located on the doorstep of the Olympic Village and at the heart of Europe’s largest shopping center, this property will be one of the onsite hotels for athletes during the games.

The Staybridge Suites brand is principally operated under management contracts and franchise agreements. At December 31, 2011 there were 179 Staybridge Suites hotels, which represented 3% of the Group’s total hotel rooms, of which 96% (174 hotels) were located in the Americas. During 2011, seven hotels were added to the portfolio, and 16 hotels were removed.

Candlewood Suites

Americas
Average room rate $(1)	66.45
Room numbers(2)	27,500

(1)	For the year ended December 31, 2011; quoted at constant US dollar exchange rate. Average room rate is for comparable Candlewood Suites hotels.

(2)	At December 31, 2011.

Candlewood Suites, acquired by the Group in 2003, is our North American-focused midscale extended stay brand that gives its guests all the essentials they need for a home-like stay at great value. Candlewood Suites has the most properties under development in North American midscale extended stay lodging and continues to keep its look and feel fresh. During 2011, the brand began a program to develop a new and refreshed look and design to ensure its guest experience remains competitive and attractive.

The Candlewood Suites brand is operated under management contracts and franchise agreements. At December 31, 2011, there were 285 Candlewood Suites hotels, which represented 4% of the Group’s total rooms, all of which were located in the Americas. During 2011, 15 hotels were added to the portfolio, and 18 hotels were removed.

Hotel Indigo

	Americas	Europe	Greater China
Average room rate $(1)	118.32	203.48	—
Room numbers(2)	3,973	407	184

(1)	For the year ended December 31, 2011; quoted at constant US dollar exchange rate. Average room rate is for comparable Hotel Indigo hotels.

(2)	At December 31, 2011.

Hotel Indigo is the Group’s boutique and youngest brand, launched in 2004, and focuses on a guest that appreciates art and design and that wants to experience something different. Hotel Indigo provides guests with the refreshing design and service experience synonymous with a boutique hotel. Each hotel is unique and reflects its local neighborhood with design elements such as murals, a vibrant color palette and locally sourced and seasonal menu items. During 2011, Hotel Indigo was awarded “Highest Guest Satisfaction Among Upscale Hotel Chains” in the J.D. Power and Associates’ 2011 North American Hotel Guest Satisfaction Index Study.

The Hotel Indigo brand is principally operated under franchise agreements. At December 31, 2011, there were 39 Hotel Indigo hotels, 33 located in the Americas. During 2011, four hotels were added to the portfolio, and three hotels were removed.

Geographical Analysis

Although it has worldwide hotel operations, the Group is most dependent on the Americas for operating profit, reflecting the structure of the branded global hotel market. The Americas region generated 64% of the Group’s operating profit before central overheads and exceptional operating items during 2011.

The geographical analysis, split by number of rooms and operating profit, is set out in the table below.

	Americas	Europe	AMEA	Greater China
	(% of total)
Room numbers(1)	67	15	9	9
Regional operating profit (before central overheads and exceptional operating items)(2)	64	15	12	9

(1)	At December 31, 2011.

(2)	For the year ended December 31, 2011.

Americas

In the Americas, the largest proportion of rooms is operated under the franchise business model (90% of rooms in the Americas operate under this model) primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the majority of the InterContinental branded hotels are operated under franchise and management agreements. With 3,473 hotels (442,198 rooms), the Americas represented 67% of the Group’s room count and 64% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2011. The key profit producing region is the United States, although the Group is also represented in each of Latin America, Canada, Mexico and the Caribbean.

Europe

In Europe, the largest proportion of rooms is operated under the franchise business model primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised whereas the majority of the InterContinental branded hotels are operated under management agreements. Comprising 612 hotels (99,885 rooms) at the end of 2011, Europe represented 15% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2011. Profits are primarily generated from hotels in the United Kingdom and Continental European gateway cities.

AMEA

In AMEA, the largest proportion of rooms are operated under the managed business model. The majority of hotels are in the midscale and upscale segments. Comprising 228 hotels (61,083 rooms) at December 31, 2011, AMEA represents 12% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2011.

Greater China

In Greater China, the largest proportion of rooms are operated under the managed business model. The majority of hotels are in the midscale and upscale segments. Comprising 167 hotels (55,182 rooms) at December 31, 2011, Greater China represents 9% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2011. The Chinese tourism market continues to grow, with the country forecast to become one of the world’s biggest tourist destinations within 10 years. At December 31, 2011 there were 149 hotels in development.

The following table shows information concerning the geographical locations and ownership of the Group’s hotels as at December 31, 2011.

	Franchised		Managed		Owned and leased		Total
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
Americas
InterContinental	27	7,580	22	8,529	3	1,489	52	17,598
Crowne Plaza	176	45,719	12	4,283	—	—	188	50,002
Holiday Inn(1)	787	136,720	27	8,406	2	695	816	145,821
Holiday Inn Express	1,872	162,520	2	415	—	—	1,874	162,935
Staybridge Suites	145	15,180	28	3,528	1	112	174	18,820
Candlewood Suites	226	20,224	59	7,276	—	—	285	27,500
Hotel Indigo	30	3,458	3	515	—	—	33	3,973
Other	3	7,279	48	8,270	—	—	51	15,549

Total	3,266	398,680	201	41,222	6	2,296	3.473	442,198

Europe
InterContinental	8	1,913	20	6,834	2	917	30	9,664
Crowne Plaza	73	16,603	13	3,122	—	—	86	19,725
Holiday Inn	224	34,510	66	11,955	—	—	290	46,465
Holiday Inn Express	197	23,063	1	118	—	—	198	23,181
Staybridge Suites	2	315	1	128	—	—	3	443
Hotel Indigo	5	407	—	—	—	—	5	407

Total	509	76,811	101	22,157	2	917	612	99,885

AMEA
InterContinental	9	2,980	54	17,069	1	376	64	20,425
Crowne Plaza	7	1,287	54	15,634	—	—	61	16,921
Holiday Inn	20	4,060	56	13,772	1	200	77	18,032
Holiday Inn Express	8	1,857	—	—	—	—	8	1,857
Hotel Indigo	—	—	2	304	—	—	2	304
Other	10	2,433	6	1,111	—	—	16	3,544

Total	54	12,617	172	47,890	2	576	228	61,083

Greater China
InterContinental	1	573	21	8,843	1	495	23	9,911
Crowne Plaza	—	—	52	18,456	—	—	52	18,456
Holiday Inn	1	252	56	17,686	—	—	57	17,938
Holiday Inn Express	1	138	33	8,555	—	—	34	8,693
Hotel Indigo	—	—	1	184	—	—	1	184

Total	3	963	163	53,724	1	495	167	55,182

Total
InterContinental	45	13,046	117	41,275	7	3,277	169	57,598
Crowne Plaza	256	63,609	131	41,495	—	—	387	105,104
Holiday Inn(1)	1,032	175,542	205	51,819	3	895	1,240	228,256
Holiday Inn Express	2,078	187,578	36	9,088	—	—	2,114	196,666
Staybridge Suites	147	15,495	31	3,960	1	112	179	19,567
Candlewood Suites	226	20,224	59	7,276	—	—	285	27,500
Hotel Indigo	35	3,865	4	699	—	—	39	4,564
Other	13	9,712	54	9,381	—	—	67	19,093

Total	3,832	489,071	637	164,993	11	4,284	4,480	658,348

(1)	Includes Holiday Inn Club Vacations (7 hotels, 2,928 rooms) within franchised.

Room Count and Pipeline

During 2011, the Group’s global system (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) increased by 43 hotels (11,187 rooms). Openings of 241 hotels (44,265 rooms) were driven by continued expansion in the US, in particular within the Holiday Inn brand family and Greater China. These openings offset the removal of 198 hotels (33,078 rooms). Removals in the US included 43 hotels (6,994 rooms) which were removed from the system as part of the renegotiation of the management contract with Hospitality Properties Trust, a major US owner group. Other openings included the Venetian and Palazzo resorts, under an InterContinental Alliance relationship (6,986 rooms, included in franchised) as well as 25 hotels (4,796 rooms) managed on US army bases.

At the end of 2011, the pipeline totaled 1,144 hotels (180,484 rooms). The Group’s pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid. The continued global demand for the Group’s brands is demonstrated by over 50% of pipeline rooms being outside of the Americas region, including 28% in Greater China.

Signings of 356 hotels (55,424 rooms) represented an increase in the number of hotels signed from 2010 levels (319 hotels). Momentum for the Hotel Indigo brand continued into 2011 with 19 signings, including entry into the Russian market, as well as the first Hotel Indigo resort in Phuket, Thailand.

During 2011, the opening of 44,265 rooms contributed to a net pipeline decline of 24,375 rooms. Active management out of the pipeline of deals that have become dormant or no longer viable resulted in a further reduction of 35,534 rooms.

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

Americas

The Americas hotel and room count in the year increased by 15 hotels (2,823 rooms) to 3,473 hotels (442,198 rooms). Openings of 168 hotels (27,107 rooms) included the Venetian and Palazzo resorts, under an InterContinental Alliance relationship (6,986 rooms, included in franchised) and 25 hotels managed as part of the US government’s Privatization of Army Lodgings initiative. The Holiday Inn and Holiday Inn Express brands generated openings of 113 hotels (12,269 rooms) and the Group’s extended-stay brands, Staybridge Suites and Candlewood Suites, achieved openings of 22 hotels (2,036 rooms). Removals of 153 hotels (24,284 rooms) were mainly from Crowne Plaza and Holiday Inn hotels, and included 43 hotels (6,994 rooms) which were removed as part of the renegotiation of the management contract with Hospitality Properties Trust.

The Americas pipeline totaled 775 hotels (84,450 rooms) as at December 31, 2011. Overall signings of 30,109 rooms were in line with 2010 levels. Notable signings included Hotel Indigo properties in Guadalajara and Boca del Rio in Mexico, as well as Lower East Side, Manhattan in the US. The overall pipeline reduced by 115 hotels (18,059 rooms) compared to 2010.

Europe

During 2011, Europe hotel and room count increased by 13 hotels (a net increase of 2,236 rooms) to 612 hotels (99,885 rooms). Activity included openings of 37 hotels (6,167 rooms), an increase from 27 hotels and 4,419 rooms in 2010, and removals of 24 hotels (3,931 rooms). The net decrease of eight Holiday Inn hotels comprised nine openings and 17 removals, five of which relate to the Holiday Inn brand relaunch. There were three Hotel Indigo openings in the UK in 2011, bringing the total Hotel Indigo count for Europe to five. Two InterContinental hotels, in Moscow and Porto, opened in 2011, representing a re-entry for the brand into the Russian and Portuguese markets.

There were 38 hotel signings (5,779 rooms) in 2011, down from 51 hotel signings (7,479 rooms) in 2010, strengthening the Group’s presence in established markets such as the UK, Germany and the Netherlands and extending into newer markets such as Turkey and Russia. Demand was particularly strong in the midscale segment which represented 65% of room signings. There were five further signings for the Group’s lifestyle brand, Hotel Indigo, including further expansion in the UK and entry into the Russian market. There were also seven Crowne Plaza signings including three in the developing Turkish market.

AMEA

AMEA hotel and room count decreased by seven hotels (527 rooms) to 228 hotels (61,083 rooms). Openings of 10 hotels (2,907 rooms) were offset by the removal of 17 hotels (3,434 rooms). Hotel openings were mainly in the Crowne Plaza and Holiday Inn brands, including notably the entry of the Crowne Plaza brand into the Vietnam market (in West Hanoi and Danang) and a second Holiday Inn resort in Phuket, Thailand.

Signings increased from 27 hotels (6,410 rooms) in 2010 to 36 hotels (7,424 rooms) in 2011, mainly within the Holiday Inn brand family (23 hotels or 5,037 rooms), including five Holiday Inn Express hotels as part of a deal with Duet India Hotels Group. In addition, there were three new signings for Hotel Indigo, in Jakarta and Riyadh, as well as the world’s first Hotel Indigo resort in Phuket, Thailand.

Pipeline signings were offset by active management out of the pipeline of deals which were dormant or no longer viable, including a number of exits in the Middle East reflecting increased uncertainty in the region.

Greater China

Greater China hotel and room count increased by 22 hotels (6,655 rooms) to 167 hotels (55,182 rooms). Growth was driven by openings of 26 hotels (8,084 rooms), higher than in 2010 (24 hotels or 7,253 rooms). The majority of openings were in the upscale brands in 2011, including the InterContinental One Thousand Island Lake Resort which is the Group’s first resort in East China, whilst there were 12 openings for the Holiday Inn brand family, including five Holiday Inn Express hotels.

The pipeline in Greater China increased by two hotels to 149 hotels. There were 38 hotels signed during 2011 (12,112 rooms) compared to 40 hotels (11,486 rooms) in 2010. Demand was strong for both upscale and midscale brands. Signings were split between 21 hotels in the upscale brands (InterContinental, Crowne Plaza and Hotel Indigo) and 17 hotels within the midscale Holiday Inn brand family (including five for the Holiday Inn Express).

Key signings include Holiday Inn in Macau with Sands China Ltd, which will be the world’s largest Holiday Inn, with 1,224 rooms, and Hotel Indigo Haitang Bay, which will be the first Hotel Indigo to open in a resort location in Greater China.

	Hotels			Rooms
Global hotel and room count at December 31,	2011	2010	Change over 2010	2011	2010	Change over 2010
Analyzed by brand:
InterContinental	169	171	(2)	57,598	58,429	(831)
Crowne Plaza	387	388	(1)	105,104	106,155	(1,051)
Holiday Inn(1)	1,240	1,247	(7)	228,256	230,117	(1,861)
Holiday Inn Express	2,114	2,075	39	196,666	191,228	5,438
Staybridge Suites	179	188	(9)	19,567	20,762	(1,195)
Candlewood Suites	285	288	(3)	27,500	28,253	(753)
Hotel Indigo	39	38	1	4,564	4,548	16
Other	67	42	25	19,093	7,669	11,424

Total	4,480	4,437	43	658,348	647,161	11,187

Analyzed by ownership type:
Franchised	3,832	3,783	49	489,071	479,320	9,751
Managed	637	639	(2)	164,993	162,711	2,282
Owned and leased	11	15	(4)	4,284	5,130	(846)

Total	4,480	4,437	43	658,348	647,161	11,187

(1)	Includes Holiday Inn Club Vacations (7 hotels, 2,928 rooms in 2011; 2010 6 hotels, 2,892 rooms).

	Hotels			Rooms
Global pipeline at December 31,	2011	2010	Change over 2010	2011	2010	Change over 2010
Analyzed by brand:
InterContinental	51	60	(9)	17,623	19,374	(1,751)
Crowne Plaza	108	123	(15)	34,643	38,994	(4,351)
Holiday Inn(1)	267	313	(46)	50,750	57,505	(6,755)
Holiday Inn Express	470	494	(24)	52,201	53,219	(1,018)
Staybridge Suites	95	101	(6)	10,026	10,760	(734)
Candlewood Suites	94	120	(26)	8,062	10,506	(2,444)
Hotel Indigo	59	62	(3)	7,179	7,627	(448)
Other	—	2	(2)	—	6,874	(6,874)

Total	1,144	1,275	(131)	180,484	204,859	(24,375)

Analyzed by ownership type:
Franchised	853	970	(117)	96,513	113,940	(17,427)
Managed	291	305	(14)	83,971	90,919	(6,948)

Total	1,144	1,275	(131)	180,484	204,859	(24,375)

(1)	Includes Holiday Inn Club Vacations (1 hotel, 658 rooms; 2010 nil).

Seasonality

Although the performance of individual hotels and geographic markets might be highly seasonal due to a variety of factors such as the tourist trade and local economic conditions, the geographical spread of the Group’s hotels in nearly 100 countries and territories and the relative stability of the income stream from franchising and management activities, diminishes, to some extent, the effect of seasonality on the results of the Group.

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

RevPAR

The following tables present RevPAR statistics for the year ended December 31, 2011 and a comparison to 2010. RevPAR is a meaningful indicator of performance because it measures period-over-period change in rooms revenue for comparable hotels. RevPAR is calculated by dividing rooms revenue for comparable hotels by room nights available to guests for the period.

Franchised, managed, owned and leased statistics are for comparable hotels, and include only those hotels in the Group’s system at December 31, 2011 and franchised, managed, owned or leased by the Group since January 1, 2010.

The comparison with 2010 is at constant US dollar exchange rates.

	Franchised			Managed			Owned and leased
	2011	Change vs 2010		2011	Change vs 2010		2011	Change vs 2010
Americas
InterContinental
Occupancy	61.5%	3.4	%pts	72.2%	2.9	%pts	81.3%	1.9	%pts
Average daily rate	128.87	0.0%		181.49	4.3%		243.50	9.1%
RevPAR	79.27	5.9%		131.06	8.6%		197.98	11.7%
Crowne Plaza
Occupancy	60.2%	2.1	%pts	73.8%	3.2	%pts	—	—
Average daily rate	100.58	2.2%		132.52	4.0%		—	—
RevPAR	60.57	6.0%		97.83	8.8%		—	—
Holiday Inn
Occupancy	60.5%	2.2	%pts	72.3%	2.4	%pts	74.5%	2.8	%pts
Average daily rate	97.70	2.3%		113.77	6.2%		107.57	(7.4)%
RevPAR	59.12	6.3%		82.26	9.9%		80.12	(3.8)%
Holiday Inn Express
Occupancy	64.4%	3.1	%pts	78.0%	1.6	%pts	—	—
Average daily rate	98.54	2.7%		129.81	12.8%		—	—
RevPAR	63.44	7.9%		101.20	15.2%		—	—
Staybridge Suites
Occupancy	72.8%	3.7	%pts	77.4%	2.6	%pts	79.2%	0.5	%pts
Average daily rate	93.99	2.4%		102.43	4.4%		81.56	9.0%
RevPAR	68.42	8.0%		79.26	8.0%		64.60	9.6%
Candlewood Suites
Occupancy	70.1%	4.6	%pts	74.8%	2.9	%pts	—	—
Average daily rate	70.89	2.8%		59.40	4.0%		—	—
RevPAR	49.67	10.0%		44.44	8.1%		—	—
Hotel Indigo
Occupancy	66.1%	5.2	%pts	66.0%	0.2	%pts	—	—
Average daily rate	116.28	4.9%		130.60	7.5%		—	—
RevPAR	76.89	13.8%		86.16	7.8%		—	—
Other
Occupancy	—	—		80.7%	(0.4	)%pts	—	—
Average daily rate	—	—		98.50	(1.8)%		—	—
RevPAR	—	—		79.51	(2.2)%		—	—

	Franchised			Managed			Owned and leased
	2011	Change vs 2010		2011	Change vs 2010		2011	Change vs 2010
Europe
InterContinental
Occupancy	60.9%	2.1	%pts	64.9%	1.9	%pts	81.1%	0.5	%pts
Average daily rate	244.73	4.0%		209.50	5.1%		443.44	10.3%
RevPAR	148.93	7.7%		135.91	8.3%		359.67	10.9%
Crowne Plaza
Occupancy	68.9%	2.1	%pts	75.5%	(0.3	)%pts	—	—
Average daily rate	131.14	1.9%		143.74	2.7%		—	—
RevPAR	90.40	5.1%		108.57	2.3%		—	—
Holiday Inn
Occupancy	66.5%	1.5	%pts	73.3%	0.4	%pts	—	—
Average daily rate	113.26	2.0%		111.20	3.7%		—	—
RevPAR	75.27	4.4%		81.54	4.2%		—	—
Holiday Inn Express
Occupancy	69.8%	0.5	%pts	46.3%	0.5	%pts	—	—
Average daily rate	91.55	1.1%		74.37	0.5%		—	—
RevPAR	63.90	1.8%		34.41	1.6%		—	—
Staybridge Suites
Occupancy	69.5%	(4.9	)%pts	78.3%	5.9	%pts	—	—
Average daily rate	111.88	3.5%		115.69	(0.6)%		—	—
RevPAR	77.73	(3.3)%		90.62	7.5%		—	—
Hotel Indigo
Occupancy	94.0%	0.6	%pts	—	—		—	—
Average daily rate	203.48	3.2%		—	—		—	—
RevPAR	191.20	3.8%		—	—		—	—

	Franchised			Managed			Owned and leased
	2011	Change vs 2010		2011	Change vs 2010		2011	Change vs 2010
AMEA
InterContinental
Occupancy	70.8%	(3.9	)%pts	64.5%	(2.2	)%pts	71.4%	4.9	%pts
Average daily rate	209.95	5.3%		207.30	0.6%		152.22	2.7%
RevPAR	148.64	(0.2)%		133.62	(2.7)%		108.75	10.3%
Crowne Plaza
Occupancy	61.0%	5.5	%pts	71.4%	(1.0	)%pts	—	—
Average daily rate	118.04	(5.3)%		143.00	2.5%		—	—
RevPAR	72.04	4.2%		102.10	1.1%		—	—
Holiday Inn
Occupancy	72.0%	4.7	%pts	71.8%	3.1	%pts	87.2%	(2.9	)%pts
Average daily rate	130.38	2.7%		120.45	3.3%		155.38	8.9%
RevPAR	93.84	9.9%		86.42	8.0%		135.49	5.4%
Holiday Inn Express
Occupancy	56.5%	(1.8	)%pts	—	—		—	—
Average daily rate	71.10	(8.7)%		—	—		—	—
RevPAR	40.14	(11.4)%		—	—		—	—
Staybridge Suites
Occupancy	—	—		79.5%	1.4	%pts	—	—
Average daily rate	—	—		144.69	(4.2)%		—	—
RevPAR	—	—		114.96	(2.4)%		—	—
Other
Occupancy	68.4%	(2.1	)%pts	61.4%	(8.7	)%pts	—	—
Average daily rate	123.25	0.4%		94.14	(0.3)%		—	—
RevPAR	84.31	(2.6)%		57.76	(12.7)%		—	—

	Franchised			Managed			Owned and leased
	2011	Change vs 2010		2011	Change vs 2010		2011	Change vs 2010
Greater China
InterContinental
Occupancy	83.4%	2.3	%pts	59.4%	4.5	%pts	75.1%	3.9	%pts
Average daily rate	228.38	20.5%		135.21	7.9%		384.22	7.4%
RevPAR	190.39	24.0%		80.31	16.8%		288.38	13.4%
Crowne Plaza
Occupancy	—	—		60.1%	2.7	%pts	—	—
Average daily rate	—	—		95.58	4.8%		—	—
RevPAR	—	—		57.40	9.7%		—	—
Holiday Inn
Occupancy	77.8%	(2.2	)%pts	64.3%	2.4	%pts	—	—
Average daily rate	52.25	12.5%		77.96	4.0%		—	—
RevPAR	40.63	9.4%		50.11	8.0%		—	—
Holiday Inn Express
Occupancy	76.0%	(0.3	)%pts	67.6%	2.9	%pts	—	—
Average daily rate	36.22	3.3%		47.03	3.2%		—	—
RevPAR	27.53	2.9%		31.79	7.8%		—	—

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

PROPERTY, PLANT AND EQUIPMENT

Group companies own and lease properties throughout the world, principally hotels but also offices. The table below analyzes the net book value of the Group’s property, plant and equipment at December 31, 2011.

Net book value at December 31, 2011	Americas	Europe	AMEA	Greater China	Total
	($ million)
Land and buildings.	273	510	10	270	1,063
Fixtures, fittings and equipment	80	135	30	54	299

	353	645	40	324	1,362

In addition, there was one hotel, the InterContinental New York Barclay, with a net book value of $217 million, that was classified as held for sale at December 31, 2011.

Including assets classified as held for sale, approximately 40% of hotel properties by value were directly owned, with 55% held under leases having a term of 50 years or longer.

Including assets classified as held for sale, approximately 90% of the net book value relates to the top five owned and leased hotels (in terms of value) of a total of 11 hotels, including $190 million relating to assets held under finance leases.

Contracts placed for expenditure on property, plant and equipment not included in the Consolidated Financial Statements at December 31, 2011 amounted to $10 million.

Charges over one hotel totaling $85 million exist as security provided to the Group’s pension plans.

ENVIRONMENT

With over 4,400 hotels worldwide and almost 1,150 in the pipeline, the Group has a tremendous opportunity to help make tourism responsible, from the energy it uses, to the economic opportunities it creates and the support it can provide to communities in times of disaster.

As such, the Group is committed to:

•	Implementing sound environmental practices in the design, development and operation of its hotels;

•	Encouraging the development and integration of sustainable technologies;

•	Endeavoring to reduce its use of energy, water and re-use and recycle the resources consumed by its business wherever practical;

•	Driving economic opportunity through the community strategy;

•	Engaging its guests, colleagues, hotel owners, suppliers and contractors in its efforts to protect the environment and support local communities;

•	Providing the training and resources required to meet its objectives;

•	Monitoring, recording and benchmarking its environmental and community performance on a regular basis;

•	Making business decisions taking into account these commitments; and

•	Communicating its policies, practices and programs to all its stakeholders.

Corporate Responsibility (“CR”) is part of the Group’s culture and part of the way it does business. Doing the right thing creates shared value, reinforces trust in the Group’s brands and helps its hotels manage costs, drive revenue and be prepared for the future. It helps the Group address social, economic and environmental challenges — keeping it in tune with its stakeholders and strengthening its corporate reputation. That is why the Group puts CR at the heart of its Vision to become one of the world’s great companies. More and more of its guests and corporate clients want to make sustainable choices. Behaving responsibly shows the Group is listening to its stakeholders, strengthening its brands and helping create hotels of the future.

The Group is focused on developing better ways to design, build and run its hotels. To achieve its aims, the Group innovates and collaborates.

•	Innovation — the Group develops innovative concepts and technologies, and works closely with its partners to find creative solutions to the challenges it faces.

•

Collaboration — the Group’s stakeholders play a key role in helping it define and address its priorities. Stakeholders include guests and corporate clients, hotel owners and franchise holders, local communities, employees, shareholders, suppliers, academic institutions, non-government organizations, governments and industry-specific institutions.

The Group’s innovation and collaboration activities are focused on the areas that make most sense to its business, and where it believes it can make the most difference, the environment and the community:

•

Environment — driving environmental sustainability through Green Engage and the Group’s three-year target to reduce energy consumption in its managed and owned estate by between 6% and 10% by the end of 2012.

•	Community — creating local economic opportunity, particularly through the IHG Academy, and by providing disaster relief through the IHG Shelter in a Storm Program.

The Group believes that as a global organization with operations in many markets, its biggest contribution towards cutting greenhouse gas emissions will come from delivering real emission cuts — through innovating new and better ways to design, build and run its hotels — not through offsetting.

The Group’s key programs include;

•

Green Engage — Green Engage is the Group’s innovative online sustainability management system. The tool helps hotels track and reduce their energy, water and waste, giving them the means to conserve resources and save money — the system can help make hotels up to 25 per cent more energy efficient. Currently, over 1,700 hotels are signed up to the system. In 2011, the Group made further inroads in Green Engage by launching version 2.0, making it easier to use, adding more advanced features and developing training and support materials for its growing user base. The Group has also made it easier for guests to book a Green Engage hotel by introducing an online booking capability for guests who want to stay at ‘green’ hotels on Group branded and external booking sites.

•

IHG Academy — a program in which the Group’s hotels work with community and educational institutions to give people real-world hospitality experience. The IHG Academy program will help create real job opportunities in the communities around the Group’s hotels and provide motivated, engaged people the opportunity to work in its hotels, delivering a better service for guests, now and in the future. The IHG Academy program was first developed in China and the Group now has 36 IHG Academy programs across its regions with over 5,500 participants in 2011.

•

IHG Shelter in a Storm Program — the Group’s hotels have a long history of helping communities in times of disaster. The IHG Shelter in a Storm Program, in partnership with CARE, builds on this tradition, using the Group’s scale to pool its resources and efforts. When disaster strikes, the Group will provide guidance to help IHG hotels react swiftly and effectively so they can provide help such as emergency shelter, food and clean water to communities around our affected hotels. The IHG Shelter Fund, set up in 2011, is supported through employee fundraising activities and ensures that the Group can give responders the resources they need, fast.

In 2012, the Group will continue to drive environmental sustainability, create local economic opportunity and to engage stakeholders to champion the CR agenda and protect the Group’s trusted reputation.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

Business and Overview

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations), Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. At December 31, 2011, the Group had 4,480 franchised, managed, owned and leased hotels and 658,348 guest rooms in nearly 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards.

In the first quarter 2012, the Group launched two new brands. EVEN hotels is aimed at the US midscale market and HUALUXE is tailored towards Chinese guests.

The Group’s revenue and earnings are derived from hotel operations, which include franchise and other fees paid under franchise agreements, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and operation of the Group’s owned hotels.

Operational Performance

Revenue increased by 8.6% to $1,768 million and operating profit before exceptional items increased by 25.9% to $559 million during the 12 months ended December 31, 2011.

The 2011 results reflect continued RevPAR growth, with a global RevPAR increase of 6.2%, including a 2.5% increase in average daily rate. The results also benefit from overall system size growth of 1.7% year-on-year to 658,348 rooms. RevPAR growth remained strong throughout the year across the Group although there was some deterioration in Europe in the fourth quarter reflecting macroeconomic conditions in the region.

During 2011 an internal reorganization resulted in a change to the Group’s reportable segments. Previously there were three geographical regions: The Americas; Europe, Middle East and Africa; and Asia Pacific (comprising Greater China and Asia Australasia). From 2011 onwards there are four reportable segments: The Americas; Europe; Asia, Middle East and Africa; and Greater China.

Operating profit improved in each of the regions. RevPAR growth of 7.5% and 4.7% in the Americas and Europe respectively helped to drive operating profit increases of $82 million and $26 million in these regions. Operating profit in AMEA rose by $2 million despite an estimated adverse impact of the events of the Arab Spring and the natural disasters in Japan and New Zealand of $11 million. Continued strong economic growth in Greater China led to operating profit growth of $13 million as RevPAR grew by 10.7% and system size increased by 13.7%.

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

In addition to management or franchise fees, hotels within the Group’s system pay cash assessments and contributions which are collected for specific use within the System Fund. The Fund also receives proceeds from the sale of Priority Club Rewards points. The Group exerts significant influence over the operation of the Fund, however, the Fund is managed for the benefit of hotels in the system with the objective of driving revenues for the hotels. The Fund is used to pay for marketing, the Priority Club Rewards loyalty program and the global reservations system. The Fund is planned to operate at breakeven with any short-term timing surplus or deficit carried in the Consolidated statement of financial position within working capital. As all Fund income is designated for specific purposes and does not result in a profit or loss for the Group, the revenue recognition criteria as outlined in the accounting policy above are not met and therefore the income and expenses of the Fund are not included in the Consolidated income statement. Financial information relating to the Fund is included in Note 31 of Notes to the Consolidated Financial Statements.

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

The impairment testing of individual assets or cash-generating units requires an assessment of the recoverable amount of the asset or cash-generating unit. If the carrying value of the asset or cash-generating unit exceeds its estimated recoverable amount, the asset or cash-generating unit is written down to its recoverable amount. Recoverable amount is the greater of fair value less cost to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that is based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the cash-generating unit or asset being tested. The outcome of such an assessment is subjective, and the result sensitive to the assumed future cashflows to be generated by the cash-generating units or assets and discount rates applied in calculating the value in use. Any impairment arising is charged to the income statement. With the exception of goodwill, impairment charges are reversed when there is a subsequent recovery in the recoverable amount of the asset arising from an increase in its service potential.

Following the full impairment of Americas managed goodwill in 2009, the remaining balance of goodwill of $92 million at December 31, 2011, relates to Asia Australasia franchised and managed operations. Given the substantial valuation headroom relating to this goodwill, management believe that the carrying value of the cash-generating unit would only exceed its recoverable amount in the event of highly unlikely changes in the key assumptions.

During 2011, the Group recognized total impairment charges of $5 million and total impairment reversals of $25 million as follows:

Impairment charges:

•	Property, plant and equipment — $2 million in respect of one hotel in Europe; and

•	Other financial assets — $3 million in respect of an equity investment in AMEA.

The hotel impairment charge was measured by reference to fair value less costs to sell and following the impairment charge, the hotel had a net book value of $6 million at December 31, 2011.

The equity investment was impaired following a significant and prolonged decline in its fair value below cost. Following the impairment charge, the investment had a net book value of $3 million.

Impairment reversals:

•	Property, plant and equipment — $23 million in respect of two hotels in North America; and

•	Associate — $2 million in respect of an associate investment in North America.

In respect of the hotels, $11 million arose in March 2011 on the classification of a North American hotel as ‘held for sale’. The amount of the reversal was based on the expected net sales proceeds which were subsequently realized on the disposal of the hotel (see Note 11 of Notes to the Consolidated Financial Statements). A further $12 million arose in respect of another North American hotel following a re-assessment of its recoverable amount, based on value in use. Estimated future cash flows were discounted at a pre-tax rate of 12.6%.

The associate impairment reversal was measured by reference to fair value less costs to sell.

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

Provisions for tax contingencies require judgments on the expected outcome of tax exposures and ongoing tax audit discussions which may be subject to significant uncertainty, and therefore the actual results may vary from expectations resulting in adjustments to contingencies, the valuation of deferred tax assets and cash tax settlements. During 2011, exceptional provision releases of $13 million were made in relation to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

Loyalty program

The hotel loyalty program, Priority Club Rewards enables members to earn points, funded through hotel assessments, during each qualifying stay and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using eventual redemption rates determined by actuarial methods and points values. Actuarial gains and losses on the future redemption liability are borne by the System Fund and any resulting changes in the liability would correspondingly adjust the amount of short-term timing differences held in the Group statement of financial position. The future redemption liability amounted to $578 million at December 31, 2011.

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

For the year ended December 31, 2011 the results include exceptional items totaling a net credit of $96 million (2010 $4 million charge, 2009 $80 million charge). For comparability of the periods presented, some performance indicators in this Operating and financial review and prospects discussion have been calculated after eliminating these exceptional items. Such indicators are prefixed with “adjusted”. An analysis of exceptional items is included in Note 5 of Notes to the Consolidated Financial Statements.

	Year ended December 31,
	2011		2010	2009
	($ million)
Total revenue	1,768		1,628	1,538

Operating profit before exceptional operating items	559		444	363
Exceptional operating items	57		(7)	(373)

Operating profit/(loss)	616		437	(10)
Net financial expenses	(62)		(62)	(54)

Profit/(loss) before tax	554		375	(64)
Tax.	(81)		(97)	272

Profit after tax	473		278	208
Gain on disposal of assets, net of tax	—		2	6

Profit for the year	473		280	214

Earnings per ordinary share:
Basic	163.7	¢	97.2 ¢	74.7 ¢
Adjusted	130.4	¢	98.6 ¢	102.8 ¢

Year ended December 2011 compared with year ended December 2010

Revenue increased by 8.6% to $1,768 million and operating profit before exceptional items increased by 25.9% to $559 million during the 12 months ended December 31, 2011.

The average US dollar exchange rate to sterling weakened during 2011 (2011 $1=£0.62; 2010 $1=£0.65). Translated at constant currency, applying 2010 exchange rates, revenue increased by 6.8% and operating profit increased by 24.8%.

Exceptional operating items

Exceptional operating items totaled a net gain of $57 million. Exceptional gains included $37 million from the disposal of hotels, including $29 million profit on the sale of the Holiday Inn Burswood, a UK VAT refund of $9 million, $20 million net impairment reversals and a $28 million pension curtailment gain in relation to the closure of the UK defined benefit pension scheme to future accrual. Exceptional charges included $37 million in respect of the settlement of a prior period commercial dispute in Europe.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses

Net financial expenses remained flat at $62 million as costs relating to the new syndicated bank facility offset the impact of lower levels of net debt.

Financing costs included $1 million (2010 $2 million) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded. Financing costs in 2011 also included $18 million (2010 $18 million) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items, was 24% (2010 26%). By excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 36% (2010 35%). This rate is higher than the average UK statutory rate of 26.5% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totaled a credit of $39 million (2010 credit of $1 million) in respect of continuing operations. This represented the release of exceptional provisions relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired, together with tax relief on exceptional costs and tax arising on disposals.

Net tax paid in 2011 totaled $90 million (2010 $68 million) including $1 million paid (2010 $4 million) in respect of disposals. Tax paid represents an effective rate of 16% (2010 18%) on total profits and is lower than the effective income statement tax rate of 24% primarily due to the impact of deferred taxes (including the realization of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

Detailed information concerning the Group’s tax position can be found in Notes 7 and 25 of Notes to the Consolidated Financial Statements.

The Group pursues a tax strategy that is consistent with its business strategy and its overall business conduct principles. This strategy seeks to ensure full compliance with all tax filing, payment and reporting obligations on the basis of communicative and transparent relationships with tax authorities. Policies and procedures related to tax risk management are subject to regular review and update and are approved by the Board.

Tax liabilities or refunds may differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law. Procedures to minimize risk include the preparation of thorough tax risk assessments for all transactions carrying tax risk and, where appropriate, material tax uncertainties are discussed and resolved with tax authorities in advance.

The Group’s contribution to the jurisdictions in which it operates includes a significant contribution in the form of taxes borne and collected, including taxes on its revenues and profits and in respect of the employment its business generates.

Earnings per ordinary share

Basic earnings per ordinary share in 2011 was 163.7¢, compared with 97.2¢ in 2010. Adjusted earnings per ordinary share was 130.4¢, against 98.6¢ in 2010.

Highlights for the year ended December 31, 2011

The following is a discussion of the year ended December 31, 2011 compared with the year ended December 31, 2010.

Group results

	Year ended December 31, 2011	Year ended December 31, 2010	Change
	($ million)%
Revenue
Americas	830	807	2.9
Europe	405	326	2.4
AMEA.	216	213	1.4
Greater China	205	178	15.2
Central	112	104	7.7

Total	1,768	1,628	8.6

Operating profit before exceptional operating items(1)
Americas	451	369	22.2
Europe	104	78	33.3
AMEA.	84	82	2.4
Greater China	67	54	24.1
Central	(147)	(139)	(5.8)

Total	559	444	25.9

(1)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region were Americas credit of $35 million (2010 $8 million); Europe $39 million (2010 $5 million); AMEA credit of $26 million (2010 credit of $6 million); Greater China $nil (2010 $nil); and Central credit of $35 million (2010 $nil).

Revenue increased by 8.6% to $1,768 million and operating profit before exceptional items increased by 25.9% to $559 million during the 12 months ended December 31, 2011.

The 2011 results reflect continued RevPAR growth, with an overall RevPAR increase of 6.2%, including a 2.5% increase in average daily rate. The results also benefit from overall system size growth of 1.7% year-on-year to 658,348 rooms. RevPAR growth remained strong throughout the year across the Group although there was some deterioration in Europe in the fourth quarter reflecting macroeconomic conditions in the region.

Operating profit improved in each of the regions. RevPAR growth of 7.5% and 4.7% in the Americas and Europe respectively helped to drive operating profit increases of $82 million and $26 million in these regions. Operating profit in AMEA rose by $2 million despite an estimated adverse impact of the events of the Arab Spring and the natural disasters in Japan and New Zealand of $11 million. Continued strong economic growth in Greater China led to operating profit growth of $13 million as RevPAR grew by 10.7% and system size increased by 13.7%.

At constant currency, central overheads increased from $139 million in 2010 to $143 million in 2011 ($147 million at actual currency), driven by increased investment to support growth in the business, offsetting non-recurring bonus costs.

As a result of growth in the business, together with strong cost control, operating profit margin was 40.6%, up 4.9 percentage points on 2010, after adjusting for owned and leased hotels, the Americas and Europe managed leases and significant liquidated damages received in 2011. This growth approximates to one percentage point after adjusting for a number of one-off benefits.

Americas

	Year ended December 31, 2011	Year ended December 31, 2010	Change
	($ million)%
Revenue
Franchised	502	465	8.0
Managed	124	119	4.2
Owned and leased	204	223	(8.5)

Total	830	807	2.9

Operating profit before exceptional operating items
Franchised	431	392	9.9
Managed	52	21	147.6
Owned and leased	17	13	30.8

	500	426	17.4
Regional overheads	(49)	(57)	14.0

Total	451	369	22.2

Revenue and operating profit before exceptional items increased by $23 million (2.9%) to $830 million and by $82 million (22.2%) to $451 million respectively.

Franchised revenue increased by $37 million (8.0%) to $502 million. Royalties growth of 8.5% was driven by RevPAR gains across the estate of 7.2%, including 7.9% for Holiday Inn Express, and was further boosted by continued improvement in the royalty rate achieved. Operating profit increased by $39 million (9.9%) to $431 million also benefiting from lower bad debt experience.

Managed revenue increased by $5 million (4.2%) to $124 million and operating profit increased by $31 million (147.6%) to $52 million. Revenue and operating profit included $59 million (2010 $71 million) and $1 million (2010 $1 million) respectively from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts. Excluding properties operated under this arrangement, as well as the benefit of a $10 million liquidated damages receipt in 2011 and a $10 million year-on-year benefit from the conclusion of a specific guarantee negotiation relating to one hotel, revenue grew by $7 million. Growth was driven by a RevPAR increase of 8.8% across the estate. Although year end system size was 6.0% lower than at the end of 2010, due to the phasing of removals towards the end of the year, rooms available during the year actually grew by 4.5%. Operating profit grew by $11 million on the same basis, also benefiting from increased joint venture distributions.

Owned and leased revenue declined by $19 million (8.5%) and operating profit grew by $4 million (30.8%) to $17 million. In the first half of the year, Staybridge Suites Denver Cherry Creek was sold and converted to a franchise contract, whilst Holiday Inn Atlanta Gwinnett Place and Hotel Indigo San Diego were sold and converted to management contracts. Excluding the year-on-year impact of these and prior year disposals, owned and leased revenue grew by $8 million (4.2%) and operating profit by $7 million (77.8%) reflecting RevPAR growth of 10.3%, including 11.2% at the InterContinental New York Barclay. Operating profit for 2011 includes a $4 million year-on-year benefit from lower depreciation recorded for the InterContinental New York Barclay since the hotel was categorised as “held for sale” in the first quarter of 2011, subsequent to which no depreciation was charged. Operating profit growth was, however, adversely impacted by $3 million of one off re-organization costs relating to one hotel in 2011.

Regional overheads decreased by $8 million (14.0%) to $49 million, mainly reflecting a year-on-year reduction of $6 million in costs for claims in a self-insured healthcare benefit plan.

Europe

	Year ended December 31, 2011	Year ended December 31, 2010	Change
	($ million)%
Revenue
Franchised	86	76	13.2
Managed	118	70	68.6
Owned and leased	201	180	11.7

Total	405	326	24.2

Operating profit before exceptional operating items
Franchised	65	55	18.2
Managed	26	17	52.9
Owned and leased	49	38	28.9

	140	110	27.3
Regional overheads	(36)	(32)	(12.5)

Total	104	78	33.3

Revenue and operating profit before exceptional items increased by $79 million (24.2%) to $405 million and by $26 million (33.3%) to $104 million respectively.

Franchised revenue increased by $10 million (13.2%) to $86 million and operating profit by $10 million (18.2%) to $65 million. At constant currency, revenue increased by 7.9% and operating profit increased by 12.7%. Growth was mainly driven by royalties growth of 11.4% (5.9% at constant currency) reflecting RevPAR growth of 4.0%, together with an increase in system size. Revenues associated with new signings, relicensing and terminations increased by $2 million.

Managed revenue increased by $48 million to $118 million (68.6%) and operating profit increased by $9 million to $26 million (52.9%). At constant currency, revenue increased by 61.4% whilst operating profit increased by 47.1%. During the year, two properties were converted from management contracts to an operating lease structure with the same characteristics as management contracts. Revenues recorded under the operating lease structure were $46 million in 2011 (2010 $nil), with operating profits of $nil (2010 $nil). Excluding the impact of properties under the operating lease structure and on a constant currency basis, operating profit increased by $8 million (47.1%) reflecting RevPAR growth of 5.5%, together with the year-on-year benefit of a $3 million charge in 2010 with regard to guarantee obligations for one hotel. On the same basis, revenue fell slightly as a result of a minor change in the allocation of income to the managed estate.

In the owned and leased estate, revenue increased by $21 million (11.7%) to $201 million and operating profit increased by $11 million (28.9%), or at a constant currency by 6.7% and 21.1% respectively. During the year, the Group exited from the lease for Holiday Inn Express Essen, with a minor impact on revenue and operating profit. RevPAR growth of 10.9% benefitted from average daily rate growth of 10.3% across the year. The InterContinental London Park Lane and the InterContinental Paris Le Grand delivered strong year-on-year RevPAR growth of 7.3% and 14.5% respectively.

AMEA

	Year ended December 31, 2011	Year ended December 31, 2010	Change
	($ million)%
Revenue
Franchised	19	15	26.7
Managed	151	155	(2.6)
Owned and leased	46	43	7.0

Total	216	213	1.4

Operating profit before exceptional operating items
Franchised	12	8	50.0
Managed	87	88	(1.1)
Owned and leased	5	4	25.0

	104	100	4.0
Regional overheads	(20)	(18)	(11.1)

Total	84	82	2.4

Revenue and operating profit before exceptional items increased by $3 million (1.4%) to $216 million and by $2 million (2.4%) to $84 million respectively. The region’s results were adversely impacted by the political instability throughout 2011 in the Middle East, together with the natural disasters in Japan and New Zealand.

Franchised revenue increased by $4 million (26.7%) to $19 million and operating profit by $4 million (50.0%) to $12 million. At constant currency, revenue increased by 20.0% and operating profit increased by 37.5%, which includes four properties which were converted from management contracts to franchise arrangements during the year. RevPAR in the franchised estate grew by 1.7%. Excluding Egypt, Bahrain and Japan, RevPAR grew by 4.4%.

Managed revenue decreased by $4 million (2.6%) to $151 million and operating profit decreased by $1 million (1.1%) to $87 million. At constant currency, revenue decreased by 7.7% and operating profit by 5.7%. The events of the Arab Spring together with the natural disasters in Japan and New Zealand had an estimated adverse impact of $11 million on the results, whilst there was a further $4 million adverse impact due to changes to certain management contract terms. Results did, however, benefit from a liquidated damages receipt of $6 million during the year. RevPAR grew by 0.6% compared to 2010 and by 5.7% excluding Egypt, Bahrain and Japan.

In the owned and leased estate, revenue increased by $3 million (7.0%) to $46 million and operating profit increased by $1 million (25.0%), or at a constant currency by 9.3% and 25.0% respectively.

Greater China

	Year ended December 31, 2011	Year ended December 31, 2010	Change
	($ million)%
Revenue
Franchised	2	2	—
Managed	77	60	28.3
Owned and leased	126	116	8.6

Total	205	178	15.2

Operating profit before exceptional operating items
Franchised	3	3	—
Managed	43	30	43.3
Owned and leased	37	33	12.1

	83	66	25.8
Regional overheads	(16)	(12)	(33.3)

Total	67	54	24.1

Revenue and operating profit before exceptional items increased by $27 million (15.2%) to $205 million and by $13 million (24.1%) to $67 million respectively.

Managed revenue increased by $17 million (28.3%) to $77 million and operating profit increased by $13 million (43.3%) to $43 million. At constant currency, revenue increased by 26.7% and operating profit increased by 43.3%. Continued strong economic growth in the region helped to drive RevPAR growth of 10.3%. Excluding Shanghai, where RevPAR growth was tempered by strong comparatives due to the World EXPO held in May to October 2010, comparable RevPAR grew by 17.4%. There was also continued significant system size growth for the managed estate in the region (14.2% rooms growth in 2011 and 12.6% in 2010).

On both a constant and actual currency basis, owned and leased revenue increased by $10 million (8.6%) to $126 million and operating profit increased by $4 million (12.1%) to $37 million. The InterContinental Hong Kong drove RevPAR growth of 13.4%.

Regional costs increased by $4 million to $16 million (33.3%), reflecting increased investment in operations and infrastructure in the region to support the growth of the Group’s brands.

Central

	Year ended December 31, 2011	Year ended December 31, 2010	Change
	($ million)%
Revenue	112	104	7.7
Gross central costs	(259)	(243)	(6.6)

Net central costs	(147)	(139)	(5.8)

During 2011, net central costs increased by $8 million from $139 million to $147 million (5.8%). At constant currency, net central costs increased by $4 million (2.9%). The movement was primarily driven by increased investment to support growth in the business. Central revenue mainly comprised technology fee income.

System Fund

	Year ended December 31, 2011	Year ended December 31, 2010	Change
	($ million)%
Assessment fees and contributions received from hotels	1,025	944	8.6
Proceeds from sale of Priority Club Rewards points	128	106	20.8

	1,153	1,050	9.8

In the year to December 31, 2011, System Fund income increased by 9.8% to $1.2 billion primarily as a result of growth in hotel room revenues and marketing programs. The increase in proceeds from the sale of Priority Club Rewards points mainly reflects the strong performance of co-brand credit card schemes.

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

Highlights for the year ended December 31, 2010

The following is a discussion of the year ended December 31, 2010 compared with the year ended December 31, 2009, restated where appropriate to reflect the change in the Group’s geographical segments following an internal reorganization during 2011.

Group results

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

Results from managed operations included revenues of $71 million (2009 $71 million) and operating profit of $1 million (2009 $nil) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

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

Europe

Revenue increased by $17 million (5.5%) to $326 million and operating profit before exceptional items increased by $1 million (1.3%) to $78 million compared to 2009.

Franchise revenue and operating profit decreased by $3 million (3.8%) to $76 million and by $2 million (3.5%) to $55 million respectively compared to 2009. Revenue and operating profit in 2009 benefited from $3 million of liquidated damages.

Managed revenue increased by $12 million (20.7%) to $70 million, whilst operating profit decreased by $1 million (5.6%) to $17 million. Revenue growth was driven by positive RevPAR performance in key European cities and markets, including growth of 14.8% in the Group’s managed properties in Germany. At the year end, a provision of $3 million was made for future estimated cash outflows relating to guarantee obligations for one hotel.

In the owned and leased estate, revenue increased by $8 million (4.7%) to $180 million, whilst operating profits improved by $7 million (22.6%) to $38 million. A RevPAR increase of 13.7% benefited from average daily rate growth of 6.0% across the year. The InterContinental London Park Lane and InterContinental Paris Le Grand delivered strong year-on-year RevPAR growth of 15.0% and 11.5% respectively. Margins improved in both hotels as the focus remained on cost control.

Regional overheads increased by $3 million to $32 million (10.3%) compared to 2009, mainly attributable to performance based incentive costs.

AMEA

AMEA revenue and operating profit before exceptional items increased by $23 million (12.1%) to $213 million and by $10 million (13.9%) to $82 million respectively compared to 2009.

Franchise revenue increased by $1 million (7.1%) to $15 million, whilst operating profit increased by $2 million (33.3%) to $8 million.

Managed revenue increased by $21 million (15.7%) to $155 million, whilst operating profit increased by $6 million (7.3%) to $88 million. Results were driven by RevPAR growth of 4.0%, together with system size growth of 0.7%.

In the owned and leased estate, revenue increased by $1 million (2.4%) to $43 million and operating profit decreased by $1 million (20.0%) to $4 million.

Regional costs decreased by $3 million (14.3%) to $18 million as a result of the measures taken as part of the 2009 restructuring, offset by an increase in performance based incentive costs.

Greater China

Greater China revenue and operating profit before exceptional items increased by $35 million (24.5%) to $178 million and by $24 million (80.0%) to $54 million respectively. Continued economic growth in the region was given a further boost by the World Expo held in Shanghai from May to October 2010. Resulting RevPAR growth in key Chinese cities was exceptional, with increases of 55.9% in Shanghai and 29.9% in Beijing respectively.

Managed revenue increased by $28 million (87.5%) to $60 million, whilst operating profit increased by $21 million (233.3%) to $30 million. In addition to strong comparable RevPAR performance, growth was driven by an increase in system size of 12.6% in 2010. Results also benefited in 2010 from a $3 million year-on-year improvement in bad debt experience.

In the owned and leased estate, revenue and operating profit both increased by $6 million to $116 million (5.5%) and $33 million (22.2%) respectively compared to 2009. These results were driven by the InterContinental Hong Kong, where RevPAR increased 15.3% during 2010.

Regional costs increased by $4 million (50.0%) to $12 million as a result of additional investment to support the Group’s brands in the region, together with an increase in performance based incentive costs.

Central

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

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Group is primarily financed by a $1.07 billion syndicated bank facility which matures in November 2016 (the “Syndicated Facility”) and £250 million of public bonds which are repayable on December 9, 2016. Short-term borrowing requirements are met from drawings under bilateral bank facilities. Additional funding is provided by the 99-year finance lease (of which 94 years remain) on the InterContinental Boston.

The Syndicated Facility was successfully refinanced during the year, replacing a $1.6 billion facility that was due to mature in May 2013.

The £250 million public bonds were issued on December 9, 2009 at a coupon of 6% and were initially priced at 99.465% of face value and are unsecured. Interest is payable annually on December 9, in each year commencing December 9, 2010 to the maturity date. Currency swaps were transacted at the same time the bonds were issued in order to swap the proceeds and interest flows into US dollars. The reasons for issuing the bonds were to diversify the Group’s funding sources and extend the duration of a portion of its borrowings.

At December 31, 2011, total borrowings were $691 million, including the finance lease creditor of $209 million. The currency denomination of the borrowings was $302 million of US dollar denominated borrowings, $384 million of sterling denominated borrowings and $5 million of New Zealand dollar denominated borrowings. The impact of currency swaps traded in December 2009 is to convert the sterling denominated borrowings above into US dollar denominated borrowings; at December 31, 2011, the fair value of the element of the currency swaps disclosed as a component of net debt was a liability of $29 million.

At December 31, 2011, total committed bank facilities amounted to $1,075 million of which $970 million were unutilized. Uncommitted facilities totaled $79 million. In the Group’s opinion, the available facilities are sufficient for the Group’s present requirements.

The Group held cash and short-term deposits at December 31, 2011 amounting to $182 million. Credit risk is minimized by operating a policy that generally restricts the investment of surplus cash to counterparties with an A credit rating or better or those providing adequate security. Limits are also set on the amounts invested with individual counterparties. Notwithstanding that counterparties must have an A credit rating or better, during periods of significant financial market turmoil, counterparty exposure limits are significantly reduced and counterparty credit exposure reviews are broadened to include the relative placing of credit default swap pricings. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

The Syndicated Facility contains two financial covenants: interest cover and net debt divided by earnings before interest, tax, depreciation and amortization (“EBITDA”). Net debt for this purpose is calculated as total borrowings less cash and cash equivalents. The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

Further details of exchange and interest rate risk and financial instruments are disclosed in “Item 11. Quantitative and qualitative disclosures about market risk”.

Cash From Operating Activities

Net cash from operating activities totaled $479 million for the year ended December 31, 2011 (2010 $462 million). The increase over 2010 is significantly less than the corresponding increase in profit for the year primarily due to the payment of 2010 bonuses in 2011 (no bonuses were payable in 2010 in respect of 2009) and higher tax payments.

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

Cash From Investing Activities

Net cash outflows due to investing activities totaled $38 million (2010 $36 million inflow) comprising proceeds (net of tax paid) from the disposal of hotels and investments of $156 million (2010 $131 million) and capital expenditure of $194 million (2010 $95 million). Proceeds in 2011 mainly relate to the disposals of the Hotel Indigo San Diego, Staybridge Suites Cherry Creek, Holiday Inn Atlanta-Gwinnett Place and a hotel asset and partnership interest in Australia. The most significant disposal in 2010 was the InterContinental Buckhead, Atlanta for $105 million. In line with the strategy of recycling capital to drive growth in the Group’s brands, capital expenditure in 2011 included a $12 million equity stake in Summit Hotel Properties Inc. in the US with whom the Group has a hotel sourcing agreement, $11 million in a venture which will take the Holiday Inn Express brand into India and $25 million in a joint venture to develop a Hotel Indigo on the Lower East Side, Manhattan.

Cash Used in Financing Activities

Net cash used for financing activities totaled $334 million (2010 $447 million), including the repayment of gross borrowings of $119 million (2010 $292 million). Dividend payments to shareholders totaled $148 million (2010 $121 million) and $75 million (2010 $53 million) was spent on share purchases in order to fulfil share incentive awards.

Overall net debt decreased during the year by $205 million to $538 million at December 31, 2011.

The Group had committed contractual capital expenditure of $14 million at December 31, 2011 (2010 $14 million).

Off-Balance Sheet Arrangements

At December 31, 2011, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

The Group had the following contractual obligations outstanding as of December 31, 2011:

	Total amounts committed	Less than 1 year	1-3 years	3-5 years	After 5 years
	($ million)
Long-term debt(i)(ii)	520	5	—	515	—
Interest payable(ii)	136	28	54	54	—
Finance lease obligations(iii)	3,412	16	32	32	3,332
Operating lease obligations	418	46	73	44	255
Agreed pension scheme contributions(iv)	133	37	1	—	95
Capital contracts placed	14	14	—	—	—

	4,633	146	160	645	3,682

(i)	Repayment period classified according to the related facility maturity date.

(ii)	Including the impact of derivatives.

(iii)	Represents the minimum lease payments related to the 99-year lease (of which 94 years remain) on the InterContinental Boston. Payments under the lease step up at regular intervals over the lease term.

(iv)	Primarily relates to the recovery plan agreed with trustees of the InterContinental Hotels UK Pension Plan (see below).

In addition, the Group has committed to invest up to $60 million in two joint venture arrangements of which $36 million had been spent at December 31, 2011.

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. Forecast payments of $9 million have been provided for in the financial statements and the maximum unprovided exposure under such guarantees is $42 million at December 31, 2011.

As of December 31, 2011, the Group had outstanding letters of credit of $51 million mainly relating to self insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2011, there were no such guarantees in place.

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

On an IAS 19 “Employee Benefits” basis, the InterContinental Hotels UK Pension Plan had a surplus of $17 million at December 31, 2011, net of the tax that would be deducted at source in respect of a refund of surplus taking into account amounts payable under funding commitments. The defined benefits section of this plan is closed to new members and will close to future accrual for current members with effect from July 1, 2013. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime or annual allowance; at December 31, 2011, these arrangements had an IAS 19 deficit of $54 million. In 2012, the Group expects to make regular contributions to the UK pension plan of £5 million.

The most recent actuarial valuation of the InterContinental Hotels UK Pension Plan was carried out as at March 31, 2009 and showed a deficit of £129 million on a funding basis. Under the recovery plan agreed with the trustees, the Group aims to eliminate this deficit by March 2017 through additional Company contributions of up to £100 million and projected investment returns. The agreed additional contributions comprise three annual payments of £10 million (£10 million was paid in August 2010, £10 million in July 2011 and further payment of £10 million is due on or before July 31, 2012), together with further payments related to the disposal of hotels (7.5% of net sales proceeds) and growth in the Group’s EBITDA above specified targets. If required in 2017, a top-up payment will be made to bring the total additional contributions up to £100 million. As at December 31, 2011, total additional contributions of £36 million have been paid, including £21 million during 2011. In 2012, the Group expects to make additional contributions of £11 million under these arrangements with further amounts payable if there are any hotel disposals. The InterContinental Hotels UK Pension Plan is formally valued every three years and future valuations could lead to changes in the amounts payable beyond March 2012.

The US-based plans are closed to new members and pensionable service no longer accrues for current employee members. On an IAS 19 basis, at December 31, 2011 the plans had a combined deficit of $103 million. In 2012, the Group expects to make contributions to these plans of $10 million.

The Group is exposed to the funding risks in relation to the defined benefit sections of the InterContinental Hotels UK Pension Plan and the US-based InterContinental Hotels Pension Plan, as explained in “Item 3. Key information — Risk factors”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Overall strategic direction of the Group is provided by the Board of directors, comprising executive and non- executive directors, and by members of the executive committee.

The directors and officers of InterContinental Hotels Group PLC at March 21, 2012 were:

Directors

Name	Title	Initially appointed to the Board	Date of next reappointment by shareholders
Graham Allan(1)	Director	2010	2012
David Kappler(1)	Director and Senior Independent Director	2004	2012
Kirk Kinsell	Director	2010	2012
Jennifer Laing(1)	Director	2005	2012
Jonathan Linen(1)	Director	2005	2012
Luke Mayhew(1)	Director	2011	2012
Dale Morrison(1)	Director	2011	2012
Tracy Robbins	Director	2011	2012
Thomas Singer	Director and Chief Financial Officer	2011	2012
Richard Solomons	Director and Chief Executive	2003	2012
David Webster	Director and Chairman	2003	2012
Ying Yeh(1)	Director	2007	2012

(1)	Non-executive independent director.

Officers

Name	Title	Initially appointed to position
Keith Barr	Chief Executive, Greater China	2011
Angela Brav	Chief Executive, Europe	2011
Eric Pearson	Executive Vice President and Chief Information Officer	2012
Larry Light	Chief Brands Officer	2012
Jan Smits	Chief Executive, Asia, Middle East and Africa	2011
George Turner	Executive Vice President, General Counsel and Company Secretary	2009

Former Directors and Officers

James Abrahamson served as a Director and President, The Americas until June 2011. Andrew Cosslett served as a Director and Chief Executive of the Company until June 2011. Ralph Kugler served as a Non-Executive Director until June 2011. Tom Seddon, a senior employee of the Company, served as Executive Vice President and Chief Marketing Officer until July 2011. Tom Conophy, a senior employee of the Company, served as Executive Vice President and Chief Information Officer until February 2012.

Directors and Officers

David Webster, Non-Executive Chairman

Appointed Deputy Chairman and Senior Independent Director of InterContinental Hotels Group PLC on the Separation of Six Continents PLC in April 2003. Appointed Non-Executive Chairman on January 1, 2004. Also Non-Executive Chairman of Makinson Cowell Limited, a capital markets advisory firm, a Non-Executive Director of Amadeus IT Holding SA, a transaction processing and technology solutions company for the travel and tourism industry, a member of the Appeals Committee of the Panel on Takeovers and Mergers and a Director of Temple Bar Investment Trust PLC. Formerly Chairman of Safeway plc and a Non-Executive Director of Reed Elsevier PLC. Chairman of the Nomination Committee. Age 67.

Richard Solomons, Chief Executive

Appointed Chief Executive in July 2011. Previously Chief Financial Officer and Head of Commercial Development. Joined the Group in 1992 and held a variety of senior financial and operational roles, including Chief Operating Officer of The Americas Hotels division. Became Finance Director of the Hotels business in October 2002 in anticipation of the Separation of Six Continents PLC in April 2003. A chartered accountant and a member of the Executive Committee of the World Travel & Tourism Council. Age 50.

Thomas Singer, Chief Financial Officer

Appointed Chief Financial Officer in September 2011. Prior to joining the Group, he was Group Finance Director and a main board member of Bupa, a global healthcare provider. Previously Group Finance Director and Chief Operating Officer at William Hill PLC and Finance Director at Moss Bros Group PLC. Responsible for corporate and regional finance, Group financial control, strategy, investor relations, tax, treasury, commercial development and procurement. Age 48.

Kirk Kinsell, President, The Americas

Appointed a Director in August 2010. Has over 29 years’ experience in the hospitality industry, including senior franchise positions with Holiday Inn Corporation and ITT Sheraton. He joined the Group in 2002 as Senior Vice President, Chief Development Officer for The Americas region. Became an Executive Committee member in September 2007 and was previously President, EMEA until June 2011. Responsible for the business development and performance of all the hotel brands and properties in The Americas region. Age 57.

Tracy Robbins, Executive Vice President, Human Resources and Head of Operations Support

Appointed a Director in August 2011. Has over 26 years’ experience in line and HR roles in service industries. Joined the Group in December 2005 from Compass Group PLC, a world leading food service company, where she was Group Human Resources Leadership & Development Director. Previously Group HR Director for Forte Hotels Group. Has global responsibility for talent management, leadership development, employee reward strategy and implementation, organizational capability and operational support. Age 48.

Graham Allan, Non-Executive Director

Appointed a Director in January 2010. Became Chief Executive Officer of Yum! Restaurants International (“YRI”), a subsidiary of Yum! Brands, Inc., in 2010 after serving as President of YRI since 2003. Previously Executive Vice President and Chief Operating Officer of YRI and Managing Director of YRI in Europe. Has over 20 years’ experience in brand management, marketing, franchising and retail development. Age 56.

David Kappler, Senior Independent Non-Executive Director

Appointed a Director and Senior Independent Director in June 2004. A Non-Executive Director of Shire plc. A qualified accountant and formerly Chief Financial Officer of Cadbury Schweppes plc and Non-Executive Chairman of Premier Foods plc. Also served as a Non-Executive Director of Camelot Group plc and HMV Group plc. A member of the Trilantic Europe Advisory Council. Chairman of the Audit Committee. Age 65.

Jennifer Laing, Non-Executive Director

Appointed a Director in August 2005. Was Associate Dean, External Relations at London Business School, until 2007. A Fellow of the Marketing Society and of the Institute of Practitioners in Advertising, has over 30 years’ experience in advertising including 16 years with Saatchi & Saatchi. Also a Non-Executive Director of Hudson Highland Group Inc., a US human resources company. Chairman of the Corporate Responsibility Committee. Age 65.

Jonathan Linen, Non-Executive Director

Appointed a Director in December 2005. Was formerly Vice Chairman of the American Express Company, having held a range of senior positions throughout his career of over 35 years with American Express. A Non- Executive Director of Yum! Brands, Inc. and of Modern Bank N.A., a US private banking company. Also serves on a number of US Councils and advisory boards. Age 68.

Luke Mayhew, Non-Executive Director

Appointed a Director in July 2011. A Non-Executive Director of Brambles Limited, a global provider of supply chain and information management solutions. Previously served for 12 years on the Board of John Lewis Partnership, including as Managing Director of the Department Store Division. Was a Non-Executive Director of WH Smith PLC and Chairman of Pets at Home Group Limited. Chairman of the Remuneration Committee. Age 58.

Dale Morrison, Non-Executive Director

Appointed a Director in June 2011. A founding partner of TriPointe Capital Partners, a private equity firm. Was previously President and Chief Executive Officer of McCain Foods Limited and President and Chief Executive Officer of Campbell Soup Company. A Non-Executive Director of International Flavors & Fragrances Inc., a producer of flavors and fragrances. Age 63.

Ying Yeh, Non-Executive Director

Appointed a Director in December 2007. Was formerly Vice President and Chairman, Greater China Region, Nalco Company, and Chairman and President, North Asia Region, President, Business Development, Asia Pacific Region and Vice President, Eastman Kodak Company. Also a Non-Executive Director of AB Volvo and ABB Ltd.. Was, for 15 years, a diplomat with the US Foreign Service in Hong Kong and Beijing until 1997. Age 63.

Other members of the Executive Committee

Keith Barr, Chief Executive, Greater China

Has over 19 years’ experience in the hospitality industry. Joined the Group in 2000. Following senior appointments including Vice President of Sales and Revenue Management, Vice President of Operations and Chief Operating Officer, Australia, New Zealand and South Pacific, he was appointed Managing Director, Greater China in June 2009 and became Chief Executive, Greater China in April 2011. Responsible for the business development and performance of all the hotel brands and properties in the Greater China region. Age 41.

Angela Brav, Chief Executive, Europe

Has over 23 years’ experience in the hospitality industry, including hotel operations, franchise relations and technology solutions. Joined the Group in 1988 and held various senior roles in the Group’s US and European businesses prior to becoming Chief Operating Officer, North America. Was appointed Chief Executive, Europe in August 2011, responsible for the business development and performance of all the hotel brands and properties in Europe. Age 49.

Larry Light, Chief Brands Officer

Appointed in March 2012. Has over 30 years’ experience in marketing. Was Global Chief Marketing Officer at McDonald’s Corporation until 2005, and has more recently worked as a consultant specializing in the strategic management of global brands. Responsible for worldwide brand management, design, innovation and market research. Age 70.

Eric Pearson, Executive Vice President and Chief Information Officer

Joined the Group in 1997. Has had interim responsibility for [worldwide brand management, guest experience and design and integrated marketing planning], in addition to his responsibilities as Chief Marketing Officer of the Americas. Previously worked for The Walt Disney Company, IBM and NASA in different management and technical roles. Responsible for global technology, including IT systems and information management throughout the Group. Age 46.

Jan Smits, Chief Executive, Asia, Middle East and Africa

Has 30 years’ experience in the hospitality industry. Joined the Group in 2002 and held various senior positions in the Asia and Australasia region. Became Managing Director, Asia Australasia in June 2009. Following the amalgamation of our Middle East and Africa region with our Asia Australasia region, became Chief Executive, Asia, Middle East and Africa in August 2011. Responsible for the business development and performance of all the hotel brands and properties in Asia, Middle East and Africa. Age 51.

George Turner, Executive Vice President, General Counsel and Company Secretary

Solicitor, qualified to private practice in 1995. After 12 years with Imperial Chemical Industries PLC, where he was Deputy Company Secretary, he joined the Group in September 2008. Appointed Executive Vice President, General Counsel and Company Secretary in January 2009. Responsible for corporate governance, risk management, insurance, data privacy, internal audit, legal and corporate responsibility & public affairs. Age 41.

There are no family relationships between any of the persons named above.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

COMPENSATION

In fiscal 2011, the aggregate compensation (including pension contributions, bonus and awards under the long term incentive plans) of the directors and officers of the Company was $29.1 million. The aggregate amount set aside or accrued by the Company in fiscal 2011 to provide pension retirement or similar benefits for those individuals was $0.8 million. An amount of $8.1 million was charged in fiscal 2011 in respect of bonuses payable to them under performance related cash bonus schemes and long term incentive plans.

Note 3 of Notes to the Consolidated Financial Statements sets out the individual compensation of the directors. The following are details of the Company’s principal share schemes, in which the directors of the Company participated during the period.

Annual Bonus Plan

The Group’s Annual Bonus Plan (“ABP”), enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of deferred shares. The deferred shares are released on the third anniversary of the award date. Under the terms of the current plans, a fixed percentage of the bonus is awarded in the form of shares with no voluntary deferral and no matching shares.

The awards in all of the plans are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as set out in the plan rules. Participation in the ABP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year, and conditional rights over 528,213 shares (2010 nil) were awarded to participants.

Long Term Incentive Plan

The Long Term Incentive Plan (“LTIP”) allows Executive Directors and eligible employees to receive share awards, subject to the achievement of performance conditions, set by the Remuneration Committee, which are normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During 2011, conditional rights over 3,257,364 (2010 2,602,773) shares were awarded to employees under the plan. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2011 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 4, 2015.

Options and Ordinary Shares held by Directors

Details of the directors’ interests in the Company’s shares are set out on page 65 and pages F-48 to F-50.

BOARD PRACTICES

Contracts of Service

The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months. Richard Solomons, Thomas Singer, Kirk Kinsell and Tracy Robbins have service agreements with a notice period of 12 months. All new appointments will have 12-month notice periods, unless, on an exceptional basis to complete an external recruitment successfully, a longer initial notice period reducing to 12 months is used, in accordance with the UK Corporate Governance Code.

Non-Executive Directors have letters of appointment. David Webster’s appointment as Non-executive Chairman, effective from January 1, 2004, is subject to six months’ notice.

David Kappler signed a letter of appointment effective from his date of original appointment to the Board on June 21, 2004. This was also renewed, effective from June 27, 2005. Jennifer Laing and Jonathan Linen signed letters of appointment effective from their appointment dates, respectively August 25, 2005 and December 1, 2005. Ying Yeh signed a letter of appointment effective from her appointment date of December 1, 2007. Graham Allan signed a letter of appointment effective from his appointment date of January 1, 2010. Dale Morrison signed a letter of appointment effective from his appointment date of June 1, 2011. Luke Mayhew signed a letter of appointment effective from his appointment date of July 1, 2011.

Directors’ Contracts

Directors	Contract effective date	Unexpired term/ notice period
Richard Solomons	July 1, 2011	12 months
Kirk Kinsell	August 1, 2010	12 months
Tracy Robbins	August 9, 2011	12 months
Thomas Singer	September 26, 2011	12 months

See Note 3 of Notes to the Consolidated Financial Statements for details of directors’ service contracts.

Payments on Termination

No provisions for compensation for termination following change of control, nor for liquidated damages of any kind, are included in the current Directors’ contracts. In the event of any early termination of an Executive Director’s contract the policy is to seek to minimize any liability.

Upon retirement, and under certain other specified circumstances on termination of their employment, a director will become eligible to receive benefit from their participation in a Company pension plan. See Note 3 of Notes to the Consolidated Financial Statements for details of directors’ pension entitlements at December 31, 2011.

Committees

Each Committee of the Board has written terms of reference which are approved by the Board and subject to review every year. These are available on the Company’s website www.ihgplc.com/investors under corporate governance/committees or from the Company Secretary’s office upon request. During the year, the terms of reference of all of the Committees of the Board were reviewed against the latest best practice guidance and the UK Corporate Governance Code (“Code”). As a result, some minor amendments in respect of the Code were made to update the Remuneration Committee’s terms of reference.

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

Audit Committee

The Audit Committee is chaired by David Kappler who has significant recent and relevant financial experience and is the Committee’s financial expert. During 2011, the other Committee members were Graham Allan, Ralph Kugler (until his retirement on June 30, 2011) and Jennifer Laing and Dale Morrison from June 1, 2011. All Audit Committee members are independent.

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

Remuneration Committee

The Remuneration Committee, chaired by Luke Mayhew, also comprises the following independent Non-Executive, directors: David Kappler, Jonathan Linen and Ying Yeh. Luke Mayhew succeeded Ralph Kugler as Chairman of the Committee on July 1, 2011. The Remuneration Committee agrees, on behalf of the Board, all aspects of the remuneration of the Executive Directors and the Executive Committee members, and agrees the strategy, direction and policy for the remuneration of other senior executives who have a significant influence over the Company’s ability to meet its strategic objectives.

Nomination Committee

The Nomination Committee comprises the Chairman of the Board and all the Non-Executive Directors. It is chaired by the Chairman of the Board except when matters relating to this position are discussed, in which case it is chaired by an independent Non-Executive Director. The Committee leads the process for Board appointments and nominates candidates for approval by the Board. The balance of skills, experience, independence and knowledge of Board members is evaluated in order to define the requirements for a particular appointment. The Committee generally engages external consultants to advise on candidates for Board appointments and appointments are made on merit, against objective criteria, including ability to commit time, and with due regard for the benefits of diversity, including gender. The Committee also has responsibility for succession planning and assists in identifying and developing the role of the Senior Independent Director.

During 2011 the Committee discussed succession planning for both the Executive Committee and the Board of Directors, considered and recommended new Executive Director appointments, which have now been implemented, and considered the appointment of two additional Non-Executive Directors.

Corporate Responsibility Committee

The Corporate Responsibility Committee is chaired by Jennifer Laing. During 2011 the other Committee members were Graham Allan, Ralph Kugler (until his retirement on June 30, 2011), Luke Mayhew, Richard Solomons and Ying Yeh. Meetings are regularly attended by other members of the Board and Executive Committee. The Corporate Responsibility Committee ensures that the Company has in place the right policies, management and measurement systems to enable it to deliver against its CR strategy.

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

A description of the significant ways in which the Company’s actual corporate governance practices differ from the New York Stock Exchange corporate governance requirements followed by US companies can be found on page 83.

EMPLOYEES

The Group directly employed an average of 7,956 people worldwide in the year ended December 31, 2011. Of these, 93% were employed on a full-time basis and 7% were employed on a part-time basis. When the whole Group estate is taken into account (including staff working in the franchised and managed hotels) approximately 345,000 people are employed across the Group’s brands.

The table below analyzes the geographic distribution of the average number of employees for the last three fiscal periods by division and by geographic region.

	Americas	Europe	AMEA	Greater China	Central	Total
2011	2,895	1,574	1,195	1,000	1,292	7,956

2010	3,309	1,206	1,142	964	1,237	7,858

2009	3,229	1,192	992	938	1,205	7,556

The costs of the above employees are borne by the Group. In addition, the Group employs 4,462 (2010 4,489, 2009 4,561) people who work in managed hotels or directly on behalf of the System Fund and whose costs of $307 million (2010 $282 million, 2009 $267 million) are borne by those hotels or by the Fund.

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

In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. At December 31, 2011, the minimum wage for individuals between 18 and under the age of 21 was £4.98 per hour and £6.08 per hour for individuals age 21 and above. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

Less than 5% of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

SHARE-BASED COMPENSATION

During 2011, conditional rights over 3,257,364 shares were awarded to employees under the Long Term Incentive Plan and 528,213 shares were awarded to employees under the Annual Bonus Plan. No awards were granted under the Executive Share Option Plan. Details regarding the option pricing model and assumptions used to determine the fair value of the awards is included in Note 26 of Notes to the Consolidated Financial Statements.

SHARE OWNERSHIP

The interests of the directors and officers of the Group at March 21, 2012 were:

	Ordinary shares of 13 29/47 pence		% of shares outstanding(4)
Directors
Graham Allan	12,000	(1)	N/A
David Kappler	1,400		N/A
Kirk Kinsell	477,913	(2)	N/A
Jennifer Laing	3,373		N/A
Jonathan Linen	7,343	(3)	N/A
Luke Mayhew	2,000		N/A
Dale Morrison	4,536	(3)	N/A
Tracy Robbins	246,212		N/A
Thomas Singer	195,283		N/A
Richard Solomons	934,462		N/A
David Webster	35,828		N/A
Ying Yeh	Nil		N/A
Officers
Keith Barr	124,697		N/A
Angela Brav	183,392		N/A
Larry Light	Nil		N/A
Eric Pearson	177,364		N/A
Jan Smits	213,234		N/A
George Turner	115,609		N/A

(1)	10,000 of which are held as American Depositary Shares (ADSs).

(2)	637 of which are held as ADSs.

(3)	All of which are held as ADSs.

(4)	Where no figure is given the shareholding represents less than 0.1% of shares outstanding.

The above shareholdings are all beneficial interests. The percentage of ordinary share capital owned by each of the directors is negligible.

The directors’ interests as at December 31, 2011 in options to subscribe for shares in InterContinental Hotels Group PLC are set out on page F-50.

The directors do not have different voting rights from other shareholders of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, IHG is not directly or indirectly owned or controlled by another corporation or by any government. As at the dates shown, the Company had been notified, in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority, of the following significant holdings of voting rights in its ordinary shares:

	March 21, 2012		March 25, 2011		March 19, 2010
Identity of person or group	Number of shares/ADSs	Percent of class	Number of shares/ADSs	Percent of class	Number of shares/ADSs	Percent of class
Ellerman Corporation Limited	N/A	N/A	N/A	N/A	29,921,742	10.28%
Southeastern Asset Management, Inc.	38,519,075	13.23%	N/A	N/A	14,860,671	5.10%
FIL Limited (Fidelity International)	13,850,157	4.76%	N/A	N/A	14,687,743	5.04%
Cedar Rock Capital Limited	14,923,417	5.13%	14,923,417	5.13%	14,923,417	5.13%
JP Morgan Asset Management Holdings Inc.	N/A	N/A	14,592,363	5.01%	N/A	N/A
Blackrock, Inc.	14,505,612	4.98%	14,505,612	4.98%	14,434,598	4.96%
Capital Research and Management Company.	14,495,664	4.98%	14,495,664	4.98%	N/A	N/A
Legal & General Group Plc	11,336,113	3.89%	N/A	N/A	11,336,113	3.98%
Lloyds Banking Group plc	13,619,563	4.68%	N/A	N/A	13,619,563	4.68%

The Company’s major shareholders do not have different voting rights from other shareholders of the Company. The Company does not know of any arrangements the operation of which may result in a change in its control.

As of March 21, 2012, 37,166,221 ADSs equivalent to 37,166,221 ordinary shares, or approximately 12.77% of the total ordinary shares in issue, were outstanding and were held by 1,001 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

As of March 21, 2012, there were a total of 51,795 record holders of ordinary shares, of whom 343 had registered addresses in the United States and held a total of 1,457,995 ordinary shares (0.50% of the total issued).

RELATED PARTY TRANSACTIONS

Other than those disclosed in Note 30 of Notes to the Consolidated Financial Statements, the Company has not entered into any related party transactions or loans for the period beginning January 1, 2011 up to March 21, 2012.

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

Notwithstanding the above, Holiday Hospitality Franchising, Inc., a Group company, had a petition denied on March 19, 2012 by the United States Supreme Court in connection with a lawsuit filed by Hotel Associates, Inc., a former franchisee. Amounts representing a litigation provision for $22 million, which was reflected in the Consolidated Financial Statements for the year ended December 31, 2010, plus interest have been paid in connection with the judgment.

Dividends

See “Item 3. Key information — Dividends”.

SIGNIFICANT CHANGES

Except as otherwise stated in this Form 20-F, there have been no significant changes subsequent to December 31, 2011.

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

	£ per ordinary share		$ per ADS
Year ended December 31,	High	Low	High	Low
2007	14.20	8.73	32.59	17.37
2008	8.84	4.48	17.40	6.52
2009	9.04	4.46	14.67	6.04
2010	12.66	8.87	20.04	13.84
2011	14.35	9.55	23.28	15.27

	£ per ordinary share		$ per ADS
Year ended December 31,	High	Low	High	Low
2010
First quarter	10.46	8.87	15.71	13.84
Second quarter	12.24	10.23	18.34	14.86
Third quarter	11.99	9.82	18.49	15.24
Fourth quarter	12.66	10.81	20.04	17.20
2011
First quarter	14.35	12.28	23.28	19.60
Second quarter	13.14	11.65	22.10	18.76
Third quarter	13.31	9.55	21.47	15.67
Fourth quarter	11.91	9.73	19.21	15.27
2012 First quarter (through March 21, 2012)	14.97	11.57	23.67	17.99

	£ per ordinary share		$ per ADS
Month ended	High	Low	High	Low
September 2011	10.95	9.87	17.13	15.67
October 2011	11.91	9.73	19.21	15.27
November 2011	11.22	10.00	18.21	15.52
December 2011	11.57	10.67	17.99	16.58
January 2012	13.57	11.57	21.09	17.99
February 2012	14.40	13.34	22.94	21.09
March 2012 (through to March 21, 2012)	14.97	13.83	23.67	21.72

Fluctuations in the exchange rates between sterling and the US dollar will affect the dollar equivalent of the sterling price of the ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of ADSs.

PLAN OF DISTRIBUTION

Not applicable.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

The Company’s articles of association were adopted at the Annual General Meeting held on May 28, 2010. The following summarizes material rights of holders of the Company’s ordinary shares under the material provisions of the Company’s articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s articles of association. The Company’s articles of association are filed as an exhibit to this Form 20-F.

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

Directors

Under the Company’s articles of association, a director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions, including in relation to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities in which he will be interested as an underwriter, (d) concerning another body corporate in which the director is beneficially interested in less than one percent of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally with other employees and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

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

Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

•	the chairman of the meeting;

•	at least five shareholders present in person or by proxy and entitled to vote at the meeting;

•	any shareholder or shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•

any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

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

The articles of association specify that each Director shall retire every three years at the Annual General Meeting and unless otherwise decided by the Directors, shall be eligible for re-election. However, the UK Corporate Governance Code recommends that all Directors of FTSE 350 companies submit themselves for election or re-election (as appropriate) by shareholders every year. Therefore, all Directors will retire and offer themselves for election or re-election at the 2012 Annual General Meeting.

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

is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of a special resolution of the shareholders, divide among the shareholders the whole or any part of the Company’s assets in kind.

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

£750,000,000 Euro Medium Term Note Program

In 2011, the Group updated its Euro Medium Term Note program (the “Program”).

1. On July 7, 2011, a first supplemental trust deed (the “Trust Deed”) was executed by InterContinental Hotels Group PLC as issuer (the “Issuer”), Six Continents Limited and InterContinental Hotels Limited as guarantors (the “Guarantors”) and HSBC Corporate Trustee Company (UK) Limited as trustee (the “Trustee”), pursuant to which the trust deed dated November 29, 2009 between the same parties relating to the Program was modified and restated. Under the Trust Deed, the Issuer may issue notes (“Notes”) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £750,000,000 (or its equivalent in other currencies).

Notes are to be issued in series (each a “Series”) in bearer form. Each Series may comprise one or more tranches (each a “Tranche”) issued on different issue dates. Notes may be issued either (1) pursuant to the updated Base Prospectus dated July 7, 2011 (the “Base Prospectus”) as amended and/or supplemented by a document setting out the final terms (the “Final Terms”) of the Notes or (2) pursuant to a separate prospectus specific to such Tranche (the “Drawdown Prospectus”). The terms and conditions applicable to any particular Tranche of Notes will be the Terms and Conditions of the Notes as supplemented, amended and/or replaced to the extent described in the relevant Final Terms or, as the case may be, the relevant Drawdown Prospectus.

Under the Trust Deed, each of the Issuer and the Guarantors has given certain customary covenants in favor of the Trustee.

Final Terms were issued (pursuant to the previous base prospectus dated November 27, 2009) on December 9, 2009 in respect of the issue of a Tranche of £250,000,000 6 per cent Notes due December 9, 2016. These Final Terms stipulate that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (the “Change of Control Period”) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment-grade credit rated by the end of the Change of Control Period. Further details of the Program and the Notes are set out in the Base Prospectus, a copy of which is available (as is a copy of Final Terms dated December 7, 2009) on the Company’s website at www.ihgplc.com. These Notes are referred to as “£250 million 6% bonds” in the Consolidated Financial Statements.

2. On November 27, 2009, the Issuer and the Guarantors entered into an agency agreement (the “Agency Agreement”) with HSBC Bank PLC as principal paying agent and the Trustee, pursuant to which the Issuer and the Guarantors appointed paying agents and calculation agents in connection with the Program and the Notes.

Under the Agency Agreement, each of the Issuer and the Guarantors has given a customary indemnity in favor of the paying agents and the calculation agents. There was no change to the Agency Agreement in 2011.

3. On July 7, 2011, the Issuer and the Guarantors entered into a dealer agreement (the “Dealer Agreement”) with HSBC Bank PLC as arranger (the “Arranger”) and Barclays Bank PLC, HSBC Bank PLC, Lloyds TSB Bank PLC, Merrill Lynch International, Société Générale and The Royal Bank of Scotland PLC as dealers (the “Dealers”), pursuant to which the Dealers were appointed in connection with the Program and the Notes.

Under the Dealer Agreement, each of the Issuer and the Guarantors has given customary warranties and indemnities in favor of the Dealers.

Syndicated Facility

On November 7, 2011, the Company signed the Syndicated Facility, which comprises a five-year $1,070 million bank facility agreement with The Royal Bank of Scotland plc, NB International Finance B.V., Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc and The Bank of Tokyo-Mitsubishi UFJ, Ltd., all acting as mandated lead arrangers and Banc of America Securities Limited as facility agent.

The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated net debt to consolidated EBITDA ratio. The margin can vary between LIBOR + 0.90% and LIBOR + 1.70% depending on the level of the ratio. $100 million has been drawn under the facility, at December 31, 2011.

Disposal to Westbridge

On March 10, 2006 a Sale and Purchase Agreement (“SPA”) was entered into between BHR Luxembourg S.à.r.l. and other wholly owned subsidiaries of IHG as sellers (BHR Luxembourg S.à.r.l. being the principal seller) and Cooperatie Westbridge Europe I U.A. as purchaser and Westbridge Hospitality Fund L.P. as the purchaser’s guarantor. Under the SPA the sellers agreed to sell 23 hotels situated across Europe in France, Germany, Belgium, the Netherlands, Austria, Italy and Spain.

The agreed sale price was €352 million. IHG’s share of the proceeds was €345.2 million (before transaction costs), in cash and the assumption of debt, and the balance of €6.8 million relates to third-party minority interests.

The hotels continue to be operated by the purchaser under the same brands under 15-year franchise agreements.

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

The agreed sale price for the seven hotels was €634 million. The Group retained 30-year management contracts on the hotels, with two ten-year renewals at the Group’s discretion, giving a total potential contract length of 50 years.

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

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise in connection with employment; or

•	holders that, directly or indirectly, hold 10% or more of the Company’s voting stock.

This section does not generally deal with the position of a US holder who is resident or, in the case of an individual, ordinarily resident in the UK for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the UK through a branch, agency or permanent establishment to which such ADSs or ordinary shares are attributable (“trading in the UK”).

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and the published practice of HM Revenue and Customs, all as of the date hereof. These laws, and that practice, are subject to change, possibly on a retroactive basis.

This section is further based in part upon the representations of the Depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, an owner of ADRs evidencing ADSs will generally be treated as the owner of the underlying shares represented by those ADSs. Generally, exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains, although UK stamp duty reserve tax (“SDRT”) may arise as describes below.

The US Treasury has expressed concerns that parties to whom American Depositary Shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of American Depositary Shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, for qualified dividend income. Accordingly, the analysis of the availability of the reduced rate of tax for qualified dividend income described below could be affected by actions taken by parties to whom the ADRs are pre-released.

The following discussion assumes that the Company is not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Investors should consult their own tax advisors regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

Taxation of Dividends

United Kingdom Taxation

Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

A US holder who is not resident for UK tax purposes in the UK and who is not trading in the UK will generally not be liable for UK taxation on dividends received in respect of the ADSs or ordinary shares.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%. The Company expects that dividends paid by the Company with respect to the shares or ADSs will constitute qualified dividend income. US holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

The amount of any dividend paid in pounds will be the US dollar value of the sterling payments made, determined at the spot sterling/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the United States.

Taxation of Capital Gains

United Kingdom Taxation

A US holder who is not resident or, in the case of an individual, ordinarily resident for UK tax purposes in the UK and who is not trading in the UK will not generally be liable for UK taxation on capital gains realized or accrued on the sale or other disposal of ADSs or ordinary shares.

A US holder of ADSs or ordinary shares who is an individual and who, broadly, has temporarily ceased to be resident or ordinarily resident in the UK or has become temporarily treated as non-resident for UK tax purposes for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may, for the year of assessment when that individual becomes resident again in the UK, be liable to UK tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that such US holder was not resident or ordinarily resident in the UK at the time of the sale or other disposal.

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

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for its 2011 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” received by certain non-corporate US holders would not apply. Certain elections may be available (including a market-to-market election) to US holders that would result in alternative treatments of the ordinary shares or ADSs. Pursuant to legislation enacted in 2010, if the Company were to be treated as a PFIC in any taxable year, a US holder may be required to file an annual report with the Internal Revenue Service containing such information as the Treasury Department may require.

Additional Tax Considerations

United States Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ADSs and ordinary shares may be reported to the IRS and to the US holder. Backup withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. US holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

United Kingdom Inheritance Tax

An individual who is neither domiciled nor deemed domiciled in the UK (under certain UK rules relating to previous domicile or long residence) is only chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. As a matter of UK law, it is not clear whether the situs of an ADS for UK inheritance tax purposes is determined by the place where the depositary is established and records the entitlements of the depositholders, or by the situs of the underlying share which the ADS represents, but the UK tax authorities are likely to take the view that the ADSs, as well as the ordinary shares, are UK situs assets.

However, an individual who is domiciled in the United States (for the purposes of the Estate and Gift Tax Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax (to the extent UK inheritance tax applies) in respect of the ordinary shares or ADSs on the individual’s death or on a transfer of the ordinary shares or ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ordinary shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ordinary shares or ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. If no relief is given under the Convention, inheritance tax may be charged on the amount by which the value of the transferor’s estate is reduced as a result of any transfer made by way of gift or other undervalue transfer by an individual, broadly within seven years of death, or on the death of an individual, and in certain other circumstances. Where the ordinary shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for either a credit against US federal tax liabilities for UK inheritance tax paid or for a credit against UK inheritance tax liabilities for US federal tax paid, as the case may be.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

Neither stamp duty nor SDRT will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS and any separate instrument or written agreement of transfer are executed and remain at all times outside the UK. Stamp duty or SDRT is, however, generally payable at the rate of 1.5% on the amount or value of the consideration (or, in some cases, the value of the ordinary shares) where ordinary shares are issued or transferred to a person (or a nominee or of a person) whose business is or includes issuing depositary receipts or the provision of clearance services. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will typically be charged to the party to whom ADSs are delivered against such deposits.

Following a decision of the European Court of Justice in 2009, HM Revenue & Customs has announced that it will not seek to apply the 1.5% SDRT charge when new shares are issued to an EU clearance service or EU depositary receipt system. In HM Revenue & Customs’ view, the 1.5% SDRT charge will continue to apply to transfers of shares into a clearance service or depositary receipt system, and also in respect of issues of shares into non-EU clearance services and non-EU depositary receipt systems, including in connection with ADSs. This view is currently being challenged in further litigation, but it is expected that HM Revenue & Customs will continue to impose such charges until further case law or legislation resolves the issues. Accordingly, specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

A transfer of the underlying ordinary shares will generally be subject to stamp duty or SDRT, normally at the rate of 0.5% of the amount of value of the consideration (rounded up to the next multiple of £5 in the case of stamp duty). A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the depositary to an ADS holder, under which no beneficial interest passes, will not be subject to stamp duty or SDRT.

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

Treasury Risk Management

The treasury function seeks to reduce the financial risk of the Group and manages liquidity to meet all foreseeable cash needs. Treasury activities may include money market investments, spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options and forward rate agreements. One of the primary objectives of the Group’s treasury risk management policy is to mitigate the adverse impact of movements in interest rates and foreign exchange rates.

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

Currency Risk

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profits, net assets and interest cover. To hedge translation exposure, wherever possible, the Group matches the currency of its debt (either directly or via derivatives) to the currency of its net assets, while maximizing the amount of US dollars borrowed to reflect the predominant trading currency. At December 31, 2011, the Group held currency swaps with a principal of $415 million (2010 $415 million) and short dated foreign exchange swaps with principals of €75 million (2010 €75 million and HK$70 million ).

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either December 31, 2011 or December 31, 2010.

A general strengthening of the US dollar (specifically a five cent fall in the sterling: US dollar rate) would increase the Group’s profit before tax by an estimated $3.3 million (2010 $3.5 million, 2009 $1.6 million) and decrease net assets by an estimated $10.4 million (2010 $5.6 million, 2009 $4.1 million). Similarly, a five cent fall in the euro: US dollar rate would reduce the Group’s profit before tax by an estimated $1.9 million (2010 $1.4 million, 2009 $0.7 million) and decrease net assets by an estimated $10.3 million (2010 $8.2 million, 2009 $4.5 million).

Interest Rate Risk and Sensitivity

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25% and no more than 75% of net borrowings for each major currency. This is usually achieved through the use of interest rate swaps. Due to relatively low interest rates and the level of the Group’s debt, 100% of borrowings were fixed rate debt or had been swapped into fixed rate borrowings at December 31, 2011.

At December 31, 2011, the Group held interest rate swaps (swapping floating for fixed) with notional principals of $100 million (2010 $100 million and €75 million). These swaps are held to fix the interest payable on borrowings under the Syndicated Facility; at December 31, 2011, $100 million of US dollar borrowings were fixed at 1.99% until May 2012.

Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at December 31, 2011, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately $nil (2010 $nil, 2009 $0.8 million). A similar rise in euro and sterling interest rates would increase the annual net interest charge by approximately $nil (2010 $nil, 2009 $1.1 million) and $nil (2010 $nil, 2009 $nil), respectively.

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

At December 31, 2011

	Expected to mature before December 31,
	2012	2013	2014	2015	Thereafter	Total	Fair value(i)
	($ million, except percentages)
Long-term debt:
Fixed rate public bonds (sterling)	—	—	—	—	384	384	411
Fixed rate payable					6.0%	6.0%
Fixed rate lease debt (US dollar)	—	—	—	—	209	209	268
Fixed rate payable					9.7%	9.7%
Variable rate bank debt (various currencies)	5	—	—	—	93	98	98
Average interest rate payable	5.3%				1.3%	1.4%

	(local currency million, except percentages)
Interest rate swaps:
Principal (US dollar)	100	—	—	—	—	100	—
Fixed rate payable	2.0%					2.0%
Variable rate receivable	0.5%					0.5%

	(local currency million, except percentages)
Currency swaps:
Principal receivable (sterling)	—	—	—	—	250	250	(39)
Fixed rate receivable					6.0%	6.0%
Principal payable (US dollar)	—	—	—	—	415	415
Fixed rate payable					6.2%	6.2%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest, except for the public bonds which are shown at market value.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges Payable to a Depositary

Category (as defined by SEC)	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

•share distributions, stock split, rights, merger

•Exchange of securities or any other transactions or event or other distribution affecting the ADSs or the Deposited Securities

$5 for each 100 ADSs (or portion thereof)

(b) Receiving or distributing dividends	•Distribution of stock dividends •Distribution of cash	$5 for each 100 ADSs (or portion thereof) $0.02 or less per ADS (or portion thereof)

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion thereof)

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	•Other services performed by the depositary in administering the ADRs	$0.02 per ADS (or portion thereof)* not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the depositary

Expenses incurred on behalf of Holders in connection with:

•Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•The depositary’s or its custodian’s compliance with applicable law, rule or regulation

•Stock transfer or other taxes and other governmental charges

•Cable, telex, facsimile transmission/delivery

•transfer or registration fees in connection with the deposit and withdrawal of Deposited Securities

•Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)

•Any other charge payable by depositary or its agents

Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions $20 per transaction

*	These fees are not currently being charged by the depositary.

Fees and Charges Payable by a Depositary

Direct Payments

JPMorgan Chase Bank, N.A. is the depositary for IHG’s ADS program. The depositary’s principal executive office is at: 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401, United States of America. The depositary, has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR Program and incurred by the Company in connection with the ADR Program. During the year ended December 31, 2011 the Company received $444,685.01 from the depositary in respect of legal, accounting and other fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements, investor relations programs and advertising and public relations expenditure.

Indirect Payments

As part of its service to the Company, JPMorgan has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice. In the year ended December 31, 2011, JPMorgan agreed to waive fees and expenses amounting to $20,000.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As at the end of the period covered by this report, the Group carried out an evaluation under the supervision and with the participation of the Group’s management, including the Chief Executive and Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a-15(e)). These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the specified periods. Based on that evaluation, the Chief Executive and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934.

Management has issued a report on the effectiveness of the Group’s Internal Control over Financial reporting as at December 31, 2011. This report appears on page F-1 of the Group’s Consolidated Financial Statements contained in this Annual Report.

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

The Board has adopted a global Code of Ethics and Business Conduct that applies to all directors, officers and employees of the Group, including the Chief Executive and Chief Financial Officer. This Code of Ethics has been signed by the Chief Executive and the Chief Financial Officer of the Company and by the Group Financial Controller and regional financial heads. The Company has published its Code of Ethics and Business Conduct on its website www.ihgplc.com. No amendment has been made to the provisions of the Code of Ethics (as published on the Company’s website) and no waivers have been granted by the Board in respect of the Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

	Year ended December 31,
	2011	2010
	($ million)
Audit fees	3.7	3.8
Audit related fees	1.8	2.0
Tax fees	0.7	2.1

Total	6.2	7.9

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period of fiscal year	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
Month 1 (no purchases in this month)	0	0.00	0	28,777,533
Month 2	2,589,780	£13.75	0	28,777,533
Month 3 (no purchases in this month)	0	0.00	0	28,777,533
Month 4 (no purchases in this month)	0	0.00	0	28,777,533
Month 5 (no purchases in this month)	0	0.00	0	28,777,533
Month 6 (no purchases in this month)	0	0.00	0	28,982,476	*
Month 7 (no purchases in this month)	0	0.00	0	28,982,476
Month 8 (no purchases in this month)	0	0.00	0	28,982,476
Month 9 (no purchases in this month)	0	0.00	0	28,982,476
Month 10 (no purchases in this month)	0	0.00	0	28,982,476
Month 11 (no purchases in this month)	0	0.00	0	28,982,476
Month 12	1,000,000	£11.06	0	28,982,476

*	Reflects the resolution passed at the Company’s Annual General Meeting held on May 27, 2011.

The first share repurchase program was announced on March 11, 2004 with the intention to repurchase £250 million worth of shares. A second £250 million share repurchase program followed, announced September 9, 2004. A third £250 million share repurchase program was announced on September 8, 2005. These programs were completed on December 20, 2004, April 11, 2006, and June 28, 2007 respectively.

On February 20, 2007, the Company announced a fourth, £150 million share repurchase program. No shares were repurchased in 2011. By March 21, 2012, 14,446,554 shares had been repurchased at an average price of 831 pence per share (approximately £120 million).

During fiscal 2011, 3,589,780 ordinary shares were purchased by the Company’s Employee Share Ownership Trust at prices ranging from 10.9553 pence to 13.94857 pence per share, for the purpose of satisfying future share awards to employees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	SUMMARY OF SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES FROM NYSE LISTING STANDARDS

The Group is committed to compliance with the principles of corporate governance and aims to follow the corporate governance practices specified in the UK Corporate Governance Code, the “Code” issued by the Financial Services Authority in the United Kingdom.

IHG has also adopted the corporate governance requirements of the US Sarbanes-Oxley Act and related rules and of the NYSE, to the extent that they are applicable to it as a foreign private issuer. As a foreign private issuer IHG is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies. These are as follows:

Basis of regulation

The Code contains a series of principles and provisions. It is not, however, mandatory for companies to follow these principles. Instead, companies must disclose how they have applied them and disclose, if applicable, any areas of non-compliance along with an explanation for the non-compliance. In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE. IHG’s statement of compliance with the UK Code’s requirements for 2011 is contained in the Company’s Annual Report and Financial Statements for the year ended December 31, 2011.

Independent Directors

The Code’s principles recommend that at least half the Board, excluding the Chairman, should consist of independent Non-Executive Directors. As at March 21, 2012 the Board consisted of the Chairman, independent at the time of his appointment, four Executive Directors and seven independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE set out five bright line tests for director independence. The Board’s judgment is that all of its Non-Executive Directors are independent. However it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chairman and Chief Executive

The Code recommends that the Chairman and Chief Executive should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chairman and Chief Executive were, as at March 21, 2012 and throughout 2011 fulfilled by separate individuals.

Committees

The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The Remuneration, Audit and Nomination Committees consist only of Non-Executive Directors. The NYSE requires US companies to have a nominating/corporate governance committee composed entirely of independent directors. The committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nomination Committee is only responsible for nominating, for approval of the Board, candidates for appointment to the Board, though it also assists in developing the role of the Senior Independent Director. The Company’s Nomination Committee consists of the Company Chairman and all the independent Non-Executive Directors. The Chairman of the Company is not a member of either of the Remuneration or the Audit Committees. The Audit Committee is chaired by an independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criteria under US rules for an “audit committee financial expert”.

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

Code of Ethics

The NYSE requires companies to adopt a code of business conduct and ethics, applicable to directors, officers and employees. Any waivers granted to directors or officers under such a code must be promptly disclosed. The Company’s Code of Ethics and Business Conduct, applicable to all directors, officers and employees, is available on the Company’s website. No waivers have been granted under this Code.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Group reports its results in US dollars, and this is the currency in which dividends are declared.

Dividends are paid in GBP and the US dollar amount of the declared dividend is translated into GBP at the prevailing exchange rate immediately prior to their announcement.

ITEM 18.	FINANCIAL STATEMENTS

The following Consolidated Financial Statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1	Articles of Association of IHG (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 11, 2011)
Exhibit 4(a)(i)	Five-year $1,070 million bank facility agreement dated November 7, 2011, among The Royal Bank of Scotland plc, NB International Finance B.V., Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc and The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Exhibit 4(a)(ii)	First supplemental trust deed dated July 7, 2011 modifying and restating the Euro Medium Term Note program governed by a trust deed dated November 29, 2009
Exhibit 4(a)(iii)	Trust Deed dated November 27, 2009 relating to a £750 million Euro Medium Term Note Program, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (file No. 1-10409) dated April 1, 2010)
Exhibit 4(c)(i)	Tracy Robbins’ service contract dated August 9, 2011
Exhibit 4(c)(ii)	Tom Singer’s service contract dated July 26, 2011
Exhibit 4(c)(iii)	Kirk Kinsell’s service contract commencing on August 1, 2010, as amended by a letter dated July 5, 2010 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 11, 2011)
Exhibit 4(c)(iv)	Richard Solomons’ service contract dated March 16, 2011, commencing on July 1, 2011 (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10407) dated April 11, 2011)
Exhibit 4(c)(v)	Rules of the InterContinental Hotels Group Long Term Incentive Plan as amended on February 9, 2012
Exhibit 4(c)(vi)	Rules of the InterContinental Hotels Group Annual Bonus Plan as amended on February 9, 2012

Exhibit 8	List of Subsidiaries
Exhibit 12(a)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 12(b)	Certification of Thomas Singer filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 13(a)	Certification of Richard Solomons and Thomas Singer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
Exhibit 15(a)	Consent of Ernst & Young LLP (included on page F-4)

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

In connection with the preparation of the Group’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”).

Based on this assessment, management has concluded that as of December 31, 2011, the Group’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC:

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). InterContinental Hotels Group PLC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, InterContinental Hotels Group PLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying Consolidated statements of financial position of InterContinental Hotels Group PLC as of December 31, 2011 and 2010, and the related Consolidated income statements, Consolidated statements of comprehensive income, Consolidated statements of changes in equity and Consolidated statements of cash flows for each of the three years in the period ended December 31, 2011, and the financial statement schedule listed in the Index at Item 18. Financial Statements, and our report dated March 29, 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England

March 29, 2012

INTERCONTINENTAL HOTELS GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC

We have audited the accompanying Consolidated statements of financial position of InterContinental Hotels Group PLC as of December 31, 2011 and 2010, and the related Consolidated income statements, Consolidated statements of comprehensive income, Consolidated statements of changes in equity and Consolidated statements of cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statements schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at December 31, 2011 and 2010, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England

March 29, 2012

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-108084 and Form S-8 Nos. 333-01572, 333-08336, 333-99785, 333-104691 and 333-126139) of InterContinental Hotels Group PLC of the reference to our name in “Item 3. Key information” and our reports dated March 29, 2012, with respect to the Consolidated Financial Statements and Schedule of InterContinental Hotels Group PLC, and the effectiveness of internal control over financial reporting of InterContinental Hotels Group PLC, included in this Annual Report (Form 20-F) for the year ended December 31, 2011.

ERNST & YOUNG LLP

London, England

March 29, 2012

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED INCOME STATEMENT

	Year ended December 31, 2011			Year ended December 31, 2010			Year ended December 31, 2009
	Before exceptional items	Exceptional items (Note 5)	Total	Before exceptional items	Exceptional items (Note 5)	Total	Before exceptional items	Exceptional items (Note 5)	Total
	($ million)
Revenue (Note 2)	1,768	—	1,768	1,628	—	1,628	1,538	—	1,538
Cost of sales	(771)	—	(771)	(753)	—	(753)	(769)	(91)	(860)
Administrative expenses	(350)	(9)	(359)	(331)	(35)	(366)	(303)	(83)	(386)
Other operating income and expenses	11	46	57	8	35	43	6	(2)	4

	658	37	695	552	—	552	472	(176)	296
Depreciation and amortization (Note 2)	(99)	—	(99)	(108)	—	(108)	(109)	—	(109)
Impairment (Note 2)	—	20	20	—	(7)	(7)	—	(197)	(197)

Operating profit/(loss) (Note 2)	559	57	616	444	(7)	437	363	(373)	(10)
Financial income (Note 6)	2	—	2	2	—	2	3	—	3
Financial expenses (Note 6)	(64)	—	(64)	(64)	—	(64)	(57)	—	(57)

Profit/(loss) before tax	497	57	554	382	(7)	375	309	(373)	(64)
Tax (Note 7)	(120)	39	(81)	(98)	1	(97)	(15)	287	272

Profit for the year from continuing operations	377	96	473	284	(6)	278	294	(86)	208
Profit for the year from discontinued operations (Note 11)	—	—	—	—	2	2	—	6	6

Profit for the year	377	96	473	284	(4)	280	294	(80)	214

Attributable to:
Equity holders of the parent	377	96	473	284	(4)	280	293	(80)	213
Non-controlling interest	—	—	—	—	—	—	1	—	1

	377	96	473	284	(4)	280	294	(80)	214

Earnings per ordinary share (Note 9)
Continuing operations:
Basic			163.7 ¢			96.5¢			72.6¢
Diluted			159.8 ¢			93.9¢			70.2¢
Total operations:
Basic			163.7 ¢			97.2¢			74.7¢
Diluted			159.8 ¢			94.6¢			72.2¢

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
		($ million)
Profit for the year	473	280	214

Other comprehensive income
Available-for-sale financial assets:
Gains on valuation	15	17	11
Losses reclassified to income on impairment/disposal	3	1	4
Cash flow hedges:
Losses arising during the year	—	(4)	(7)
Reclassified to financial expenses	4	6	11
Defined benefit pension plans:
Actuarial losses, net of related tax credit of $13 million (2010 $7 million, 2009 $1 million)	(19)	(38)	(57)
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax credit of $7 million (2010 $10 million, 2009 $nil)	(4)	(38)	21
Exchange differences on retranslation of foreign operations, including related tax charge of $3 million (2010 $1 million credit, 2009 $4 million credit)	(21)	(4)	43
Tax related to pension contributions	2	7	—

Other comprehensive (loss)/income for the year	(20)	(53)	26

Total comprehensive income for the year	453	227	240

Attributable to:
Equity holders of the parent	452	227	240
Non-controlling interest	1	—	—

	453	227	240

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital		Retained earnings and other reserves
	Number of shares(i)	Nominal value(i)	Share premium(ii)	Capital redemption reserve(ii)	Shares held by employee share trusts(iii)	Other reserves(iv)	Unrealized gains and losses reserve(v)	Currency translation reserve(vi)	Retained earnings	IHG shareholders’ equity	Non- controlling interest	Total equity
	($ million, number of shares — millions)
At January 1, 2011	289	61	94	10	(35)	(2,894)	49	211	2,775	271	7	278

Profit for the year	—	—	—	—	—	—	—	—	473	473	—	473
Other comprehensive income:
Gains on valuation of available-for-sale financial assets	—	—	—	—	—	—	15	—	—	15	—	15
Losses reclassified to income on impairment of available-for-sale financial assets	—	—	—	—	—	—	3	—	—	3	—	3
Amounts reclassified to financial expenses on cash flow hedges	—	—	—	—	—	—	4	—	—	4	—	4
Actuarial losses on defined benefit pension plans	—	—	—	—	—	—	—	—	(19)	(19)	—	(19)
Change in asset restriction on pension plans in surplus and liability in respect of funding commitments	—	—	—	—	—	—	—	—	(4)	(4)	—	(4)
Exchange differences on retranslation of foreign operations	—	—	—	—	—	—	—	(22)	—	(22)	1	(21)
Tax related to pension contributions	—	—	—	—	—	—	—	—	2	2	—	2

Total other comprehensive loss	—	—	—	—	—	—	22	(22)	(21)	(21)	1	(20)

Total comprehensive income for the year	—	—	—	—	—	—	22	(22)	452	452	1	453
Issue of ordinary shares	1	—	8	—	—	—	—	—	—	8	—	8
Purchase of own shares by employee share trusts	—	—	—	—	(75)	—	—	—	—	(75)	—	(75)
Release of own shares by employee share trusts	—	—	—	—	83	—	—	—	(80)	3	—	3
Equity-settled share-based cost	—	—	—	—	—	—	—	—	29	29	—	29
Tax related to share schemes	—	—	—	—	—	—	—	—	7	7	—	7
Equity dividends paid	—	—	—	—	—	—	—	—	(148)	(148)	—	(148)
Exchange adjustments	—	—	(1)	—	—	1	—	—	—	—	—	—

At December 31, 2011	290	61	101	10	(27)	(2,893)	71	189	3,035	547	8	555

All items above are shown net of tax.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — (Continued)

	Share capital		Retained earnings and other reserves
	Number of shares(i)	Nominal value(i)	Share premium(ii)	Capital redemption reserve(ii)	Shares held by employee share trusts(iii)	Other reserves(iv)	Unrealized gains and losses reserve(v)	Currency translation reserve(vi)	Retained earnings	IHG shareholders’ equity	Non- controlling interest	Total equity
	($ million, number of shares — millions)
At January 1, 2010	287	63	79	11	(4)	(2,900)	29	215	2,656	149	7	156

Profit for the year	—	—	—	—	—	—	—	—	280	280	—	280
Other comprehensive income:
Gains on valuation of available-for-sale financial assets	—	—	—	—	—	—	17	—	—	17	—	17
Losses reclassified to income on impairment of available-for-sale financial assets	—	—	—	—	—	—	1	—	—	1	—	1
Losses on cash flow hedges	—	—	—	—	—	—	(4)	—	—	(4)	—	(4)
Amounts reclassified to financial expenses on cash flow hedges	—	—	—	—	—	—	6	—	—	6	—	6
Actuarial losses on defined benefit pension plans	—	—	—	—	—	—	—	—	(38)	(38)	—	(38)
Change in asset restriction on pension plans in surplus and liability in respect of funding commitments	—	—	—	—	—	—	—	—	(38)	(38)	—	(38)
Exchange differences on retranslation of foreign operations	—	—	—	—	—	—	—	(4)	—	(4)	—	(4)
Tax related to pension contributions	—	—	—	—	—	—	—	—	7	7	—	7

Total other comprehensive loss	—	—	—	—	—	—	20	(4)	(69)	(53)	—	(53)

Total comprehensive income for the year	—	—	—	—	—	—	20	(4)	211	227	—	227
Issue of ordinary shares	2	1	18	—	—	—	—	—	—	19	—	19
Purchase of own shares by employee share trusts	—	—	—	—	(53)	—	—	—	—	(53)	—	(53)
Release of own shares by employee share trusts	—	—	—	—	21	—	—	—	(26)	(5)	—	(5)
Equity-settled share-based cost	—	—	—	—	—	—	—	—	33	33	—	33
Tax related to share schemes	—	—	—	—	—	—	—	—	22	22	—	22
Equity dividends paid	—	—	—	—	—	—	—	—	(121)	(121)	—	(121)
Exchange adjustments	—	(3)	(3)	(1)	1	6	—	—	—	—	—	—

At December 31, 2010	289	61	94	10	(35)	(2,894)	49	211	2,775	271	7	278

All items above are shown net of tax.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — (Continued)

	Share capital		Retained earnings and other reserves
	Number of shares(i)	Nominal value(i)	Share premium(ii)	Capital redemption reserve(ii)	Shares held by employee share trusts(iii)	Other reserves(iv)	Unrealized gains and losses reserve(v)	Currency translation reserve(vi)	Retained earnings	IHG shareholders’ equity	Non- controlling interest	Total equity
	($ million, number of shares — millions)
At January 1, 2009	286	57	61	10	(49)	(2,890)	9	172	2,624	(6)	7	1

Profit for the year	—	—	—	—	—	—	—	—	213	213	1	214
Other comprehensive income:
Gains on valuation of available-for-sale financial assets	—	—	—	—	—	—	11	—	—	11	—	11
Losses reclassified to income on impairment of available-for-sale financial assets	—	—	—	—	—	—	4	—	—	4	—	4
Losses on cash flow hedges	—	—	—	—	—	—	(7)	—	—	(7)	—	(7)
Amounts reclassified to financial expenses on cash flow hedges	—	—	—	—	—	—	11	—	—	11	—	11
Actuarial losses on defined benefit pension plans	—	—	—	—	—	—	—	—	(57)	(57)	—	(57)
Change in asset restriction on pension plans in surplus	—	—	—	—	—	—	—	—	21	21	—	21
Exchange differences on retranslation of foreign operations	—	—	—	—	—	—	1	43	—	44	(1)	43

Total other comprehensive income	—	—	—	—	—	—	20	43	(36)	27	(1)	26

Total comprehensive income for the year	—	—	—	—	—	—	20	43	177	240	—	240
Issue of ordinary shares	1	—	11	—	—	—	—	—	—	11	—	11
Purchase of own shares by employee share trusts	—	—	—	—	(6)	—	—	—	—	(6)	—	(6)
Release of own shares by employee share trusts	—	—	—	—	55	—	—	—	(61)	(6)	—	(6)
Equity-settled share-based cost	—	—	—	—	—	—	—	—	24	24	—	24
Tax related to share schemes	—	—	—	—	—	—	—	—	10	10	—	10
Equity dividends paid	—	—	—	—	—	—	—	—	(118)	(118)	—	(118)
Exchange adjustments	—	6	7	1	(4)	(10)	—	—	—	—	—	—

At December 31, 2009	287	63	79	11	(4)	(2,900)	29	215	2,656	149	7	156

All items above are shown net of tax.

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

During 2008, 9,219,325 (2007 7,724,844) ordinary shares were repurchased and canceled under the authorities granted by shareholders at the Extraordinary General Meeting held on June 1, 2007 and at the Annual General Meeting held on May 30, 2008. The Company deferred its £150 million share repurchase program in November 2008 in order to preserve cash and maintain the strength of the Group’s financial position. No shares were repurchased in 2011, 2010 or 2009.

The authority given to the Company at the Annual General Meeting on May 27, 2011 to purchase its own shares was still valid at December 31, 2011. A resolution to renew the authority will be put to shareholders at the Annual General Meeting on May 25, 2012.

(ii)	The share premium reserve and capital redemption reserve are not distributable. The share premium reserve has a balance of $101 million (2010 $94 million, 2009 $79 million) representing the amount of proceeds received for shares in excess of their nominal value. The capital redemption reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or canceled.

(iii)	The shares held by employee share trusts comprises $26.5 million (2010 $34.6 million, 2009 $3.8 million) in respect of 1.5 million (2010 1.9 million, 2009 0.3 million) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at December 31, 2011 of $26 million (2010 $37 million, 2009 $4 million).

(iv)	Other reserves comprises the merger and revaluation reserves previously recognized under UK GAAP, together with the reserve arising as a consequence of the Group’s capital reorganization in June 2005. Following the change in presentational currency to the US dollar in 2008, this reserve also includes exchange differences arising on the retranslation to period-end exchange rates of equity share capital, the capital redemption reserve and shares held by employee share trusts.

(v)	The unrealized gains and losses reserve records movements to fair value of available-for-sale financial assets and the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to hedged transactions that have not yet occurred.

The fair value of cash flow hedging instruments outstanding at December 31, 2011 was $nil (2010 $4 million liability, 2009 $7 million liability).

(vi)	The currency translation reserve records the movement in exchange differences arising from the translation of the financial statements of foreign operations and exchange differences on foreign currency borrowings and derivative instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil as permitted by IFRS 1.

The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at December 31, 2011 was a $36 million net liability (2010 $40 million liability, 2009 $13 million liability).

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At December 31, 2011	At December 31, 2010
	($ million)
ASSETS
Property, plant and equipment (Note 10)	1,362	1,690
Goodwill (Note 12)	92	92
Intangible assets (Note 13)	308	266
Investment in associates and joint ventures (Note 14)	87	43
Retirement benefit assets (Note 3)	21	5
Other financial assets (Note 15)	156	135
Non-current tax receivable	41	—
Deferred tax assets (Note 25)	106	88

Total non-current assets	2,173	2,319

Inventories (Note 16)	4	4
Trade and other receivables (Note 17)	369	371
Current tax receivable	20	13
Derivative financial instruments (Note 23)	3	—
Cash and cash equivalents (Note 18)	182	78

Total current assets	578	466

Non-current assets classified as held for sale (Note 11)	217	—

Total assets (Note 2)	2,968	2,785

LIABILITIES
Loans and other borrowings (Note 22)	(21)	(18)
Derivative financial instruments (Note 23)	—	(6)
Trade and other payables (Note 19)	(707)	(722)
Provisions (Note 20)	(12)	(30)
Current tax payable	(120)	(167)

Total current liabilities	(860)	(943)

Loans and other borrowings (Note 22)	(670)	(776)
Derivative financial instruments (Note 23)	(39)	(38)
Retirement benefit obligations (Note 3)	(188)	(200)
Trade and other payables (Note 19)	(497)	(464)
Provisions (Note 20)	(2)	(2)
Deferred tax liabilities (Note 25)	(97)	(84)

Total non-current liabilities	(1,493)	(1,564)

Liabilities classified as held for sale (Note 11)	(60)	—

Total liabilities (Note 2)	(2,413)	(2,507)

Net assets	555	278

EQUITY
Equity share capital	162	155
Capital redemption reserve	10	10
Shares held by employee share trusts.	(27)	(35)
Other reserves	(2,893)	(2,894)
Unrealized gains and losses reserve	71	49
Currency translation reserve	189	211
Retained earnings	3,035	2,775

IHG shareholders’ equity	547	271
Non-controlling interest	8	7

Total equity	555	278

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	($ million)
Profit for the year	473	280	214
Adjustments for:
Net financial expenses	62	62	54
Income tax charge/(credit)	81	97	(272)
Depreciation and amortization	99	108	109
Impairment	(20)	7	197
Other exceptional operating items	(37)	—	176
Gain on disposal of discontinued operations	—	(2)	(6)
Equity-settled share-based cost, net of payments	25	26	14
Other items	—	1	1

Operating cash flow before movements in working capital	683	579	487
(Increase)/decrease in trade and other receivables	(11)	(35)	58
Net change in loyalty program liability and System Fund surplus	66	10	42
(Decrease)/increase in other trade and other payables	(20)	131	(41)
Utilization of provisions	(19)	(54)	—
Retirement benefit contributions, net of cost	(44)	(27)	(2)
Cash flows relating to exceptional operating items	(32)	(21)	(60)

Cash flow from operations	623	583	484
Interest paid	(56)	(59)	(53)
Interest received	1	2	2
Tax paid on operating activities	(89)	(64)	(1)

Net cash from operating activities	479	462	432

Cash flow from investing activities
Purchases of property, plant and equipment	(55)	(62)	(100)
Purchases of intangible assets	(48)	(29)	(33)
Investment in other financial assets	(50)	(4)	(11)
Investment in associates and joint ventures	(41)	—	(4)
Disposal of assets, net of costs	142	107	20
Proceeds from associates and other financial assets	15	28	15
Tax paid on disposals	(1)	(4)	(1)

Net cash from investing activities	(38)	36	(114)

Cash flow from financing activities
Proceeds from the issue of share capital	8	19	11
Purchase of own shares by employee share trusts	(75)	(53)	(8)
Proceeds on release of own shares by employee share trusts	—	—	2
Dividends paid to shareholders	(148)	(121)	(118)
Issue of £250m 6% bonds	—	—	411
Decrease in other borrowings	(119)	(292)	(660)

Net cash from financing activities	(334)	(447)	(362)

Net movement in cash and cash equivalents in the year	107	51	(44)
Cash and cash equivalents at beginning of the year	78	40	82
Exchange rate effects	(3)	(13)	2

Cash and cash equivalents at end of the year	182	78	40

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Note 1 — Accounting policies

General information

The consolidated financial statements of InterContinental Hotels Group PLC (the “Group” or “IHG”) for the year ended December 31, 2011 were authorized for issue to the UK listing authorities in accordance with a resolution of the Directors on February 13, 2012. InterContinental Hotels Group PLC (the “Company”) is incorporated in Great Britain and registered in England and Wales.

On February 23, 2011, the Group received an unfavorable court judgment in respect of a prior year litigation claim. As required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and IAS 10 “Events after the Reporting Period”, the Consolidated Financial Statements for the year ended December 31, 2010, authorized by the Directors on April 11, 2011, for issue on Form 20-F included a litigation provision of $22 million ($13 million net of tax) to reflect this adjusting post balance sheet event. In respect of the consolidated financial statements issued to the UK listing authorities, the equivalent provision has been recorded in the financial statements for the year ended December 31, 2011 as the 2010 financial statements were authorized on February 14, 2011, which was prior to the court judgment.

The impact of the above is summarized as follows:

	2011 Financial Statements
	Form 20-F	UK filing
Profit before tax ($ million)	554	532
Profit for the year ($ million)	473	460
Net assets ($ million) .	555	555
Basic earnings per ordinary share (cents)	163.7	159.2
Diluted earnings per ordinary share (cents) .	159.8	155.4

	2010 Financial Statements
	Form 20-F	UK filing
Profit before tax ($ million)	375	397
Profit for the year ($ million)	280	293
Net assets ($ million)	278	291
Basic earnings per ordinary share (cents)	97.2	101.7
Diluted earnings per ordinary share (cents)	94.6	99.0

As the litigation provision was recorded as an exceptional item, there was no impact on results before exceptional items and adjusted earnings per share.

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

Changes in accounting policies

With effect from January 1, 2011, the Group has implemented the following new accounting standards, amendments and interpretations. None of these have had a material impact on the Group’s financial performance or position during the year and there has been no requirement to restate prior year comparatives.

IAS 1 (Amendment) “Presentation of Financial Statements” clarifies that the analysis of each component of other comprehensive income may be presented either in the statement of changes in equity or in the notes to the financial statements. The Group provides this analysis in the statement of changes in equity.

IAS 24 (Amendment) “Related Party Transactions” clarifies the identification of related party relationships, particularly in relation to significant influence and joint control.

IAS 27 (Amendment) “Consolidated and Separate Financial Statements” removes the requirement to restate comparatives in a period when control or significant influence is lost and the remaining investment is accounted for under IAS 39.

IFRS 3 (Amendment) “Business Combinations” limits the scope of the measurement options available for non-controlling interest (“NCI”).

IFRS 7 (Amendment) “Financial Instruments – Disclosures” amends credit risk disclosures for financial assets and reduces the volume of disclosures around collateral held.

IFRIC 13 (Amendment) “Customer Loyalty Programmes” clarifies that when measuring the fair value of award credits, discounts and incentives offered to customers outside of the loyalty program must be taken into account.

IFRIC 14 (Amendment) “Prepayments of a Minimum Funding Requirement” permits a pension asset to be recognized when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover such requirements.

Segmental information

As explained in Note 2, an internal reorganization during the year has resulted in a change to the Group’s reportable segments. Comparatives have been restated to show the segmental information on a consistent basis.

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

All depreciation is charged on a straight-line basis. Residual value is re-assessed annually.

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

On adoption of IFRS, the Group retained previous revaluations of property, plant and equipment which are included in deemed cost as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

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

Other intangible assets

Amounts paid to hotel owners to secure management contracts and franchise agreements are capitalized and normally amortized over the shorter of the contracted period and 10 years on a straight-line basis.

Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of property, plant and equipment or in respect of software projects that necessarily take a substantial period of time to prepare for its intended use, or sale, are capitalized as part of the asset cost. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. All borrowing costs relating to projects commencing before January 1, 2009 were expensed.

Associates and joint ventures

An associate is an entity over which the Group has the ability to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the entity.

A joint venture is a contractual arrangement whereby two or more venturers exercise joint control over the entity and unanimous agreement is required to make strategic financial and operating policy.

Associates and jointly controlled entities are accounted for using the equity method unless the associate or jointly controlled entity is classified as held for sale. Under the equity method, the Group’s investment is recorded at cost adjusted by the Group’s share of post-acquisition profits and losses. When the Group’s share of losses exceeds its interest in an associate or joint venture, the Group’s carrying amount is reduced to $nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate or jointly controlled entity.

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

Financial assets are assessed for impairment at each period-end date. In the case of an equity investment classified as available-for-sale, a significant or prolonged decline in fair value below cost is evidence that the asset is impaired. If an available-for-sale financial asset is impaired, the difference between original cost and fair value is transferred from equity to the income statement to the extent of any cumulative loss recorded in equity, with any excess charged directly to the income statement. Subsequent impairment reversals relating to previously impaired equity instruments are recorded in equity.

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

Self insurance

Liabilities in respect of self insured risks include projected settlements for known and incurred but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

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

In respect of litigation, provision is made when management consider it probable that payment may occur even though the defence of the related claim may still be ongoing through the court process

Taxes

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

Deferred tax assets are recognized to the extent that it is regarded as probable that the deductible temporary differences can be realized. The recoverability of all deferred tax assets is re-assessed at the end of each reporting period.

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

Curtailment gains arising from the cessation of future benefit accrual are recognized in the period in which the defined benefit plan is amended.

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

Revenue recognition

Revenue arises from the sale of goods and provision of services where these activities give rise to economic benefits received and receivable by the Group on its own account and result in increases in equity.

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

The cash flows relating to the Fund are reported within “cash flow from operations” in the Consolidated statement of cash flows due to the close interrelationship between the Fund and the trading operations of the Group.

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

IFRS 7 (amendment) “Financial Instruments: Disclosures”, which is effective from July 1, 2011, requires additional disclosures about financial assets that have been transferred but not derecognized and about continuing involvement in derecognized assets.

IAS 12 (Amendment) “Income Taxes”, which is effective from January 1, 2012, introduces a rebuttable presumption that deferred tax on investment property measured at fair value should be determined on the basis that its carrying amount will be recovered through sale. The amendment also introduces the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 will always be measured on a sale basis of the asset.

IAS 1 (Amendment) “Presentation of Financial Statements”, which is effective from July 1, 2012, changes the grouping of items presented in other comprehensive income (“OCI”) so that items which may be reclassified to profit or loss in the future are presented separately from items that will never be reclassified.

IAS 19 (Revised) “Employee Benefits”, which is effective from January 1, 2013, introduces numerous changes including the removal of the corridor mechanism and the concept of expected returns on plan assets. The Group currently recognizes all actuarial gains and losses in OCI, therefore the removal of the corridor mechanism will have no impact on financial performance or position. The Group is currently assessing the impact of the other amendments although these are expected to result in a higher income statement charge. Comparatives will be restated on a consistent basis on adoption.

IAS 28 (Amendment) “Investments in Associates and Joint Ventures”, which is effective from January 1, 2013, has been renamed as a consequence of the new IFRS 10 and IFRS 12 (see below) and describes the application of the equity method to investments in joint ventures in addition to associates.

IFRS 10 “Consolidated Financial Statements”, which is effective from January 1, 2013, introduces a single control model for all entities, including special purpose entities, which will require significant judgment to determine which entities are controlled and therefore consolidated in the Consolidated Financial Statements. The Group is currently assessing the impact that this standard will have on the financial statements, if any.

IFRS 11 “Joint Arrangements”, which is effective from January 1, 2013, eliminates the option to account for jointly controlled entities (“JCE”) using proportionate consolidation. The Group currently accounts for its JCEs using the equity method which is the requirement of IFRS 11.

IFRS 12 “Disclosure of Involvement with Other Entities”, which is effective from January 1, 2013, incorporates all of the disclosures required in respect of an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements are extensive and likely to result in new disclosures in the Consolidated Financial Statements.

IFRS 13 “Fair Value Measurement”, which is effective from January 1, 2013, establishes a single source of guidance under IFRS for all fair value measurements.

IFRS 9 “Financial Instruments: Classification and Measurement” which is effective from January 1, 2015, introduces new requirements for classifying and measuring financial assets and for measuring financial liabilities at fair value through profit or loss.

Note: the effective dates are in respect of accounting periods beginning on or after the date shown and so will be effective for the Group from January 1, 2013, other than amendments to IFRS 7 and IAS 12 which will be effective for the Group from January 1, 2012 and IFRS 9 which will be effective for the Group from January 1, 2015.

Note 2 — Exchange rates and Segmental information

Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.62 (2010 $1 = £0.65, 2009 $1 = £0.64). In the case of the euro, the translation rate is $1 = €0.72 (2010 $1 = €0.76, 2009 $1 = €0.72).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1 = £0.65 (2010 $1 = £0.64, 2009 $1 = £0.62). In the case of the euro, the translation rate is $1 = €0.77 (2010 $1 = €0.75, 2009 $1 = €0.69).

Segmental information

The management of the Group’s operations, excluding Central functions, is organized within four geographical regions:

Americas;

Europe;

Asia, Middle East and Africa (“AMEA”); and

Greater China.

These, together with Central functions, comprise the Group’s five reportable segments. No operating segments have been aggregated to form these reportable segments.

During the year, an internal reorganization resulted in a change to the Group’s reportable segments. Previously there were three geographical regions: Americas; Europe, Middle East and Africa (“EMEA”); and Asia Pacific (comprising the two operating segments that existed at that time, Greater China and Asia Australasia). The Middle East and Africa region has been combined with the former Asia Australasia operating segment to form a single new operating segment, AMEA. The reorganization was undertaken to better align similar businesses and to allow greater focus on Europe as a stand-alone region. Comparatives have been restated to show segmental information on a consistent basis.

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

Segmental information

Year ended December 31, 2011

Revenue

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	502	86	19	2	—	609
Managed	124	118	151	77	—	470
Owned and leased	204	201	46	126	—	577
Central	—	—	—	—	112	112

Total revenue*	830	405	216	205	112	1,768

Segmental result

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	431	65	12	3	—	511
Managed	52	26	87	43	—	208
Owned and leased	17	49	5	37	—	108
Regional and central	(49)	(36)	(20)	(16)	(147)	(268)

Reportable segments’ operating profit	451	104	84	67	(147)	559
Exceptional operating items (Note 5)	35	(39)	26	—	35	57

Operating profit*	486	65	110	67	(112)	616

Group*
($ million)
Reportable segments’ operating profit	559
Exceptional operating items	57

Operating profit	616
Net finance costs	(62)

Profit before tax	554
Tax	(81)

Profit for the year	473

*	Relates to continuing operations.

Year ended December 31, 2011

Assets and liabilities

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Segment assets	908	816	276	388	228	2,616
Unallocated assets:
Non-current tax receivable						41
Deferred tax assets						106
Current tax receivable						20
Derivative financial instruments						3
Cash and cash equivalents						182

Total assets						2,968

Segment liabilities	(487)	(247)	(53)	(54)	(625)	(1,466)
Unallocated liabilities
Current tax payable						(120)
Deferred tax liabilities						(97)
Loans and other borrowings						(691)
Derivative financial instruments						(39)

Total liabilities						(2,413)

Other segmental information

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Capital expenditure (see below)	84	15	14	8	72	193
Non-cash items:
Depreciation and amortization*	23	24	16	16	20	99
Impairment losses	—	2	3	—	—	5
Reversal of previously recorded impairment	(25)	—	—	—	—	(25)
Share-based payments cost	—	—	—	—	25	25
Share of profit of associates and joint ventures	—	—	(1)	—	—	(1)

*	Included in the $99 million of depreciation and amortization is $30 million relating to administrative expenses and $69 million relating to cost of sales.

Reconciliation of capital expenditure

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Capital expenditure per management reporting	84	15	14	8	72	193
Management contract acquired on disposal	2	—	—	—	—	2
Timing differences	2	—	—	2	—	4

Capital expenditure per the financial statements	88	15	14	10	72	199

Comprising additions to:
Property, plant and equipment	6	12	2	10	26	56
Intangible assets	30	3	—	—	46	79
Investments in associates and joint ventures	31	—	11	—	—	42
Other financial assets	21	—	1	—	—	22

	88	15	14	10	72	199

Segmental information

Year ended December 31, 2010

Revenue

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	465	76	15	2	—	558
Managed	119	70	155	60	—	404
Owned and leased	223	180	43	116	—	562
Central	—	—	—	—	104	104

Total revenue*	807	326	213	178	104	1,628

Segmental result

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	392	55	8	3	—	458
Managed	21	17	88	30	—	156
Owned and leased	13	38	4	33	—	88
Regional and central	(57)	(32)	(18)	(12)	(139)	(258)

Reportable segments’ operating profit	369	78	82	54	(139)	444
Exceptional operating items (Note 5)	(8)	(5)	6	—	—	(7)

Operating profit*	361	73	88	54	(139)	437

	Continuing	Discontinued	Group
	($ million)
Reportable segments’ operating profit	444	—	444
Exceptional operating items	(7)	—	(7)

Operating profit	437	—	437
Net finance costs	(62)	—	(62)

Profit before tax	375	—	375
Tax	(97)	—	(97)

Profit after tax	278	—	278
Gain on disposal of discontinued operations, net of tax	—	2	2

Profit for the year	278	2	280

*	Relates to continuing operations.

Year ended December 31, 2010

Assets and liabilities

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Segment assets	891	826	310	385	194	2,606
Unallocated assets:
Deferred tax assets						88
Current tax receivable						13
Cash and cash equivalents						78

Total assets						2,785

Segment liabilities	(474)	(280)	(58)	(38)	(568)	(1,418)

Unallocated liabilities:
Current tax payable						(167)
Deferred tax liabilities						(84)
Loans and other borrowings						(794)
Derivative financial investments						(44)

Total liabilities						(2,507)

Other segmental information

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Capital expenditure (see below)	37	8	6	6	40	97
Non-cash items:
Depreciation and amortization*	33	24	15	16	20	108
Impairment losses	7	—	—	—	—	7
Share-based payments cost	—	—	—	—	32	32

*	Included in the $108 million of depreciation and amortization is $31 million relating to administrative expenses and $77 million relating to cost of sales.

Reconciliation of capital expenditure

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Capital expenditure per management reporting	37	8	6	6	40	97
Management contract acquired on disposal	5	—	—	—	—	5
Timing differences	—	(1)	—	(4)	—	(5)

Capital expenditure per the financial statements	42	7	6	2	40	97

Comprising additions to:
Property, plant and equipment	27	6	1	2	23	59
Intangible assets	11	1	5	—	17	34
Other financial assets	4	—	—	—	—	4

	42	7	6	2	40	97

Segmental information

Year ended December 31, 2009

Revenue

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	437	79	14	1	—	531
Managed	110	58	134	32	—	334
Owned and leased	225	172	42	110	—	549
Central	—	—	—	—	124	124

Total revenue*	772	309	190	143	124	1,538

Segmental result

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	364	57	6	2	—	429
Managed	(40)	18	82	9	—	69
Owned and leased	11	31	5	27	—	74
Regional and central	(47)	(29)	(21)	(8)	(104)	(209)

Reportable segments’ operating profit	288	77	72	30	(104)	363
Exceptional operating items (Note 5)	(301)	(22)	(7)	—	(43)	(373)

Operating loss*	(13)	55	65	30	(147)	(10)

	Continuing	Discontinued	Group
	($ million)
Reportable segments’ operating profit	363		363
Exceptional operating items	(373)	—	(373)

Operating loss	(10)	—	(10)
Net finance costs	(54)	—	(54)

Loss before tax	(64)	—	(64)
Tax	272	—	272

Profit after tax	208	—	208
Gain on disposal of discontinued operations, net of tax	—	6	6

Profit for the year	208	6	214

*	Relates to continuing operations.

Year ended December 31, 2009

Other segmental information

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Capital expenditure	80	2	10	7	37	136
Non-cash items:
Onerous management contracts	91	—	—	—	—	91
Depreciation and amortization*	33	28	14	15	19	109
Impairment losses	189	8	—	—	—	197
Share-based payments costs	—	—	—	—	22	22
Share of loss of associates and joint ventures	—	—	—	1	—	1

*	Included in the $109 million of depreciation and amortization is $29 million relating to administrative expenses and $80 million relating to cost of sales.

Geographical information

	Year ended December 31,
	2011	2010	2009
	($ million)
Revenue:
United Kingdom	139	130	125
United States	740	706	678
People’s Republic of China (including Hong Kong)	210	182	150
Rest of World	679	610	585

	1,768	1,628	1,538

For the purposes of the above table, hotel revenue is determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue.

	At December 31, 2011	At December 31, 2010
	($ million)
Non-current assets:
United Kingdom	361	366
United States	559	726
France	328	344
People’s Republic of China (including Hong Kong)	331	335
Rest of World	270	320

	1,849	2,091

For the purposes of the above table, non-current assets comprise property, plant and equipment, goodwill, intangible assets and investments in associates and joint ventures. Non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.

Note 3 — Staff costs and Directors’ emoluments

With regards to this note, pages F-30 to F-35 and F-45 to F-50 are audited. The second half of page F-35 to F-44 are unaudited.

Staff

	Year ended December 31,
	2011	2010	2009
	($ million)
Costs:
Wages and salaries	550	535	441
Social security costs	43	34	45
Pension and other post-retirement benefits:
Defined benefit plans*	8	9	12
Defined contribution plans	22	19	26

	623	597	524

*	Before exceptional items.

Average number of employees, including part-time employees:

	Year ended December 31,
	2011	2010	2009
Americas	2,895	3,309	3,229
Europe	1,574	1,206	1,192
Asia, Middle East and Africa	1,195	1,142	992
Greater China	1,000	964	938
Central	1,292	1,237	1,205

	7,956	7,858	7,556

The costs of the above employees are borne by IHG. In addition, the Group employs 4,462 (2010 4,489, 2009 4,561) people who work in managed hotels or directly on behalf of the System Fund and whose costs of $307 million (2010 $282 million, 2009 $267 million) are borne by those hotels or by the Fund.

Retirement benefits

Retirement and death in service benefits are provided for eligible Group employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan. The plan, which is funded and HM Revenue & Customs registered, covers approximately 545 (2010 500, 2009 460) employees, of which 125 (2010 140, 2009 150) are in the defined benefit section which provides pensions based on final salaries and 420 (2010 360, 2009 310) are in the defined contribution section. The defined benefit section of the plan closed to new entrants in 2002 and will close to future accrual for current members with effect from July 1, 2013. New members are provided with defined contribution arrangements as will be members of the defined benefit section in July 2013. The assets of the plan are held in self-administered trust funds separate from the Group’s assets. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime or annual allowance. The Group also maintains the following US-based defined benefit plans; the funded InterContinental Hotels Pension Plan, unfunded InterContinental Hotels non-qualified pension plans and post-employment benefits schemes. These plans are closed to new members. The Group also operates a number of smaller pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.

In respect of the defined benefit plans, the amounts recognized in the Consolidated income statement, in administrative expenses, are:

	Pension plans						Post- employment benefits			Total
	UK			US and other
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	($ million)
Current service costs	6	6	7	1	1	1	—	—	—	7	7	8
Interest cost on benefit obligation	28	25	22	10	11	10	1	1	1	39	37	33
Expected return on plan assets	(29)	(25)	(21)	(9)	(10)	(8)	—	—	—	(38)	(35)	(29)

Operating profit before exceptional items	5	6	8	2	2	3	1	1	1	8	9	12
Exceptional items	(28)	—	11	—	—	—	—	—	—	(28)	—	11

	(23)	6	19	2	2	3	1	1	1	(20)	9	23

In 2011, the exceptional item relates to a curtailment gain arising in respect of the UK pension plan and from the decision to close the defined benefit section to future accrual with effect from July 1, 2013. The plan rules were formally amended to reflect this change in September 2011.

In 2009, the exceptional item related to the settlement loss arising on the payment of the enhanced pension transfers to those deferred members of the UK pension plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value.

The amounts recognized in the Consolidated statement of comprehensive income are:

	Pension plans						Post- employment benefits			Total
	UK			US and other
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	($ million)
Actual return on plan assets	53	46	7	4	13	22	—	—	—	57	59	29
Less: expected return on plan assets	(29)	(25)	(21)	(9)	(10)	(8)	—	—	—	(38)	(35)	(29)

Actuarial gains/(losses) on plan assets	24	21	(14)	(5)	3	14	—	—	—	19	24	—
Actuarial losses on plan liabilities	(22)	(49)	(44)	(26)	(13)	(13)	(3)	(7)	(1)	(51)	(69)	(58)

Total actuarial gains/(losses)	2	(28)	(58)	(31)	(10)	1	(3)	(7)	(1)	(32)	(45)	(58)
Change in asset restriction and liability in respect of funding commitments*	(11)	(48)	21	—	—	—	—	—	—	(11)	(48)	21

	(9)	(76)	(37)	(31)	(10)	1	(3)	(7)	(1)	(43)	(93)	(37)

*	Relates to tax that would be deducted at source in respect of a refund of the surplus taking into account amounts payable under funding commitments.

The assets and liabilities of the schemes and the amounts recognized in the Consolidated statement of financial position are:

	Pension plans				Post- employment benefits		Total
	UK		US and other
	2011	2010	2011	2010	2011	2010	2011	2010
	($ million)
Retirement benefit assets
Fair value of plan assets	551	—	16	16	—	—	567	16
Present value of benefit obligations	(471)	—	(12)	(11)	—	—	(483)	(11)

Surplus in schemes	80	—	4	5	—	—	84	5
Asset restriction and liability in respect of funding commitments*	(63)	—	—	—	—	—	(63)	—

Total retirement benefit assets	17	—	4	5	—	—	21	5

Retirement benefit obligations
Fair value of plan assets	—	475	117	114	—	—	117	589
Present value of benefit obligations	(54)	(512)	(221)	(198)	(30)	(27)	(305)	(737)

Deficit in schemes	(54)	(37)	(104)	(84)	(30)	(27)	(188)	(148)
Asset restriction and liability in respect of funding commitments*	—	(52)	—	—	—	—	—	(52)

Total retirement benefit obligations	(54)	(89)	(104)	(84)	(30)	(27)	(188)	(200)

Total fair value of plan assets	551	475	133	130	—	—	684	605

Total present value of benefit obligations	(525)	(512)	(233)	(209)	(30)	(27)	(788)	(748)

*	Relates to tax that would be deducted at source in respect of a refund of the surplus taking into account amounts payable under funding commitments.

The “US and other” surplus of $4 million (2010 $5 million) relates to a defined benefit pension scheme in Hong Kong. Included within the “US and other” deficit is $1 million (2010 $2 million) relating to a defined benefit pension plan in the Netherlands.

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligation are:

	Pension plans						Post-employment benefits
	UK			US
	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(%)
Wages and salaries increases	4.6	5.0	5.1	—	—	—	4.0	4.0	4.0
Pensions increases	3.1	3.5	3.6	—	—	—	—	—	—
Discount rate	4.7	5.3	5.7	4.1	5.2	5.7	4.1	5.2	5.7
Inflation rate	3.1	3.5	3.6	—	—	—	—	—	—
Healthcare cost trend rate assumed for next year							—	—	9.0
-Pre 65 (ultimate rate reached in 2021)							9.5	10.0	—
-Post 65 (ultimate rate reached in 2023)							12.8	14.0	—
Ultimate rate that the cost trend rate trends to							5.0	5.0	5.0

Mortality is the most significant demographic assumption. The current assumptions for the UK plan are based on the S1NA tables with long cohort projections and a one percent per annum underpin to future mortality improvements with age rated down by 1.75 years for pensioners and 1.5 years for non-pensioners. In the United States, the current assumptions are based on the RP-2000 IRS PPA@ 2012 Non-Annuitant/Annuitant healthy tables, for males and females.

Accordingly, assumed life expectancy at retirement age as follows:

	Pension plans
	UK		US
	2011	2010	2011	2010
	(Years)
Current pensioners at 65 — male(i)	24	24	19	19
Current pensioners at 65 — female(i)	27	27	21	21
Future pensioners at 65 — male(ii)	26	26	21	21
Future pensioners at 65 — female(ii)	29	29	22	22

(i)	Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.

(ii)	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2032.

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

	UK		US
	Higher/ (lower) pension cost	Increase/ (decrease) in liabilities	Higher/ (lower) pension cost	Increase/ (decrease) in liabilities
	($ million)
Discount rate — 0.25% decrease	0.3	27.0	0.3	7.0
Discount rate — 0.25% increase	(0.3)	(26.9)	(0.3)	(6.7)
Inflation rate — 0.25% increase	1.4	25.5	—	—
Inflation rate — 0.25% decrease	(1.4)	(24.7)	—	—
Mortality rate — one year increase	0.6	11.4	0.4	9.7

A one percentage point increase/(decrease) in assumed healthcare costs trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2011 by approximately $2.8 million (2010 $2.5 million, 2009 $1.6 million).

	Pension plans				Post- employment benefits
	UK		US and other				Total
Movement in benefit obligation	2011	2010	2011	2010	2011	2010	2011	2010
	($ million)
Benefit obligation at January 1,	512	461	209	197	27	20	748	678
Current service cost	6	6	1	1	—	—	7	7
Members’ contributions	1	1	—	—	—	—	1	1
Interest expense	28	25	10	11	1	1	39	37
Benefits paid	(13)	(12)	(13)	(13)	(1)	(1)	(27)	(26)
Enhanced pension transfer	(28)	—	—	—	—	—	(28)	—
Actuarial loss arising in the year	22	49	26	13	3	7	51	69
Exchange adjustments	(3)	(18)	—	—	—	—	(3)	(18)

Benefit obligation at December 31,	525	512	233	209	30	27	788	748

Comprising:
Funded plans	471	457	181	161	—	—	652	618
Unfunded plans	54	55	52	48	30	27	136	130

	525	512	233	209	30	27	788	748

	Pension plans				Post- employment benefits
	UK		US and other				Total
Movement in plan assets	2011	2010	2011	2010	2011	2010	2011	2010
	($ million)
Fair value of plan assets at January 1,	475	426	130	126	—	—	605	552
Company contributions	40	31	11	4	1	1	52	36
Members’ contributions	1	1	—	—	—	—	1	1
Benefits paid	(13)	(12)	(13)	(13)	(1)	(1)	(27)	(26)
Expected return on plan assets	29	25	9	10	—	—	38	35
Actuarial gain/(loss) arising in the year	24	21	(5)	3	—	—	19	24
Exchange adjustments	(5)	(17)	1	—	—	—	(4)	(17)

Fair value of plan assets at December 31,	551	475	133	130	—	—	684	605

The plan assets are comprised as follows:

	2011		2010
	Value		Value
	($ million)	(%)	($ million)	(%)
UK pension plans
Liability matching investment funds	290	53	237	50
Bonds	74	13	43	9
Equities	93	17	96	20
Hedge funds	56	10	61	13
Cash and other	38	7	38	8

Total market value of assets	551	100	475	100

US pension plans
Equities	58	53	65	60
Fixed income	52	47	44	40

Total market value of assets	110	100	109	100

The expected overall rates of return on assets, being 4.8% (2010 5.9%, 2009 6.2%) for the UK plan and 7.3% (2010 7.5%, 2009 8.0%) for the US plans, have been determined following advice from the plans’ independent actuaries and are based on the expected return on each asset class together with consideration of the plans’ asset strategy. In respect of the UK plan, the long-term rate of return assumptions are 3.3% (2010 4.5%, 2009 4.8%) for liability matching funds and bonds and 7.4% (2010 8.9%, 2009 9.2%) for equities and other return seeking assets.

Funding commitments

The most recent actuarial valuation of the InterContinental Hotels UK Pension Plan was carried out as at March 31, 2009 and showed a deficit of £129 million on a funding basis. Under the recovery plan agreed with the trustees, the Group aims to eliminate this deficit by March 2017 through additional Company contributions of up to £100 million and projected investment returns. The agreed additional contributions comprise three annual payments of £10 million (£10 million was paid in August 2010, £10 million in July 2011 and a further payment of £10 million is due on or before July 31, 2012), together with further payments related to the disposal of hotels (7.5% of net sales proceeds) and growth in the Group’s earnings before interest, tax, depreciation and amortization (“EBITDA”) above specified targets. As at December 31, 2011 total additional contributions of £36 million have been paid, including £21 million during 2011. If required in 2017, a top-up payment will be made to bring the total additional contributions up to £100 million. The plan is formally valued every three years and future valuations could lead to changes in the amounts payable beyond March 2012.

Company contributions are expected to be $37 million in 2012, including known UK additional contributions of £11 million with further amounts payable if there are any hotel disposals.

History of experience gains and losses

UK pension plans	2011	2010	2009	2008	2007
	($ million)
Fair value of plan assets	551	475	426	437	611
Present value of benefit obligations	(525)	(512)	(461)	(411)	(597)

Surplus/(deficit) in the plans	26	(37)	(35)	26	14

Experience adjustments arising on plan liabilities	(22)	(49)	(44)	55	31

Experience adjustments arising on plan assets	24	21	(14)	(57)	(6)

US and other pension plans	2011	2010	2009	2008	2007
	($ million)
Fair value of plan assets	133	130	126	112	144
Present value of benefit obligations	(233)	(209)	(197)	(185)	(184)

Deficit in the plans	(100)	(79)	(71)	(73)	(40)

Experience adjustments arising on plan liabilities	(26)	(13)	(13)	3	—

Experience adjustments arising on plan assets	(5)	(3)	14	(38)	—

US post-employment benefits	2011	2010	2009	2008	2007
	($ million)
Present value of benefit obligations	(30)	(27)	(20)	(19)	(20)

Experience adjustments arising on plan liabilities	(3)	(7)	(1)	1	—

The cumulative amount of net actuarial losses recognized since January 1, 2004 in the Consolidated statement of comprehensive income is $285 million (2010 $253 million, 2009 $208 million). The Group is unable to determine how much of the pension scheme deficit recognized on transition to IFRS of $298 million and taken directly to total equity is attributable to actuarial gains and losses since inception of the schemes. Therefore, the Group is unable to determine the amount of actuarial gains and losses that would have been recognized in the Consolidated statement of comprehensive income before January 1, 2004.

Unaudited information on Directors’ emoluments

Policy on remuneration of Executive Directors and senior executives

Remuneration policy and structure

IHG’s remuneration approach is designed to support and reflect the delivery of business strategy by:

•	attracting and retaining high quality executives in an environment where compensation is based on global market practice;

•	aligning rewards for executives with the achievement of business performance targets, strategic objectives and returns to shareholders;

•	supporting equitable treatment between members of the same executive team; and

•	facilitating global assignments and relocation.

The Remuneration

IHG’s remuneration structure for senior executives places a strong emphasis on performance-related reward. The Remuneration Committee believes that it is important to reward management, including the Executive Directors, for targets achieved, provided those targets are stretching.

Business strategy is the driver of our reward structure. The business strategy is explained on page 15.

Individual reward elements for all Executive Directors and Executive Committee members are designed to provide the appropriate balance between fixed remuneration and variable “risk” reward, linked to both the performance of the Group and the achievements of the individual. Approximately two-thirds of variable reward is delivered in the form of shares, to enhance alignment with shareholders’ interests.

The following table shows a summary of the individual elements of remuneration provided to the Executive Directors, including the split of fixed and variable remuneration, assuming target performance is achieved on variable elements:

Reward element	Purpose	Performance measures	Payment	Reward type	% of total remuneration if target achieved
Base salary (cash)	• Recognizes the market value of the role and the individual’s skill, performance and experience.	N/A	Cash	Fixed	30%

Annual Bonus Plan (“ABP”)	• Drives and rewards annual performance of individuals and teams against both financial and non-financial metrics;	Individual performance and earnings before interest and tax (“EBIT”), measured over one year	1/2 cash	Short-term variable	35%
	• aligns individual employee objectives with those of the Group; and		1/2 shares deferred for three years
	• aligns short-term annual performance with long- term returns to shareholders.

Long Term Incentive Plan (“LTIP”)	• Drives and rewards delivery of sustained long-term performance on measures that are aligned with the interests of shareholders.	Net rooms growth, revenue per available room (“RevPAR”) growth and total shareholder return (“TSR”) relative to a comparator group, measured over three years	Shares	Long-term variable	35%

The ABP and LTIP are explained further on pages F-38 to F-40 and all Executive Directors have the same fixed to variable pay split. The normal policy for all Executive Directors and Executive Committee members is that their performance-related incentives will equate to approximately 70% of total remuneration if target performance is achieved (this excludes pensions and benefits).

The Remuneration Committee also reviews the balance of fixed and variable remuneration provided to the wider management population, to ensure these are appropriate relative to the Executive Directors and to market practice. The next section shows the components of total remuneration for each Executive Director.

Introduction of claw back in incentive plans

For awards made from 2012, the ABP and LTIP will allow Remuneration Committee discretion to claw back unvested share awards in the following exceptional circumstances:

•	serious misconduct that causes significant damage or potential damage to IHG’s prospects, finances or brand reputation; and/or

•	actions that lead to material misstatement of accounts.

This change is further to ensure that there is proper alignment between rewards and shareholder returns and is in line with developing market practice in relation to share-based incentive plans.

Changes to the Board

Richard Solomons succeeded Andrew Cosslett as Chief Executive on July 1, 2011 and his annual base salary increased to £700,000 from this date. As Mr Solomons was previously an Executive Director in his prior role as Chief Financial Officer and Head of Commercial Development at IHG, his incentive arrangements remain unchanged.

Andrew Cosslett retired from his position as Chief Executive, and his contract of employment and directorship terminated, on June 30, 2011. There was no payment in respect of loss of office. In accordance with the current plan rules, the Remuneration Committee released all ABP deferred shares upon retirement as there were no further performance conditions that would affect the number of shares that could potentially vest; as a result 155,657 shares vested on July 1, 2011. Mr Cosslett continues to be eligible for a pro-rated vesting of his outstanding LTIP awards, which will be determined at the end of the relevant plan cycles, subject to performance conditions being achieved. In addition, Mr Cosslett received a pro-rated cash award under the 2011 ABP based on actual performance results at year end.

When Mr Cosslett ceased pensionable service on June 30, 2011, his accrued retirement pension entitlement was £177,800 per annum before cash commutation. In line with the terms of the plan, he commuted part of this for a lump sum and immediately drew the remainder as pension.

Thomas Singer was appointed Chief Financial Officer on September 26, 2011. Mr Singer’s annual base salary is £540,000 and his incentives are in line with IHG’s remuneration policy for Executive Directors. Mr Singer did not participate in the 2011 ABP. In order to secure his recruitment, IHG agreed to compensate Mr Singer for incentives from his previous employer that he had to forgo, and the Remuneration Committee approved the following one-off arrangements which apply to Mr Singer only:

•	a cash payment of £480,000 to be paid in March 2012; and

•	a restricted award of 46,635 shares which vests on September 27, 2012, one year from the date of grant. These shares will be forfeited if Mr Singer leaves the Company before the vesting date.

There are no performance conditions attached to these one-off arrangements and the awards are not pensionable. However it is expected that all shares that vest will be held by Mr Singer until he meets the expected shareholding set out on page F-42.

In addition, to ensure immediate alignment to the long-term performance of IHG, pro-rated awards were made for the 2010/2012 LTIP cycle and the 2011/2013 LTIP cycle of 137% and 154% of salary respectively. Vesting of these awards is subject to the results of the performance conditions for the relevant plan cycle as outlined on page F-41.

As part of his recruitment terms, it was agreed that Mr Singer would not have a salary review until April 2013.

Kirk Kinsell (formerly President, Europe, Middle East and Africa) succeeded James Abrahamson as President, The Americas following Mr Abrahamson’s resignation from IHG on June 13, 2011. In accordance with his termination arrangements, all of Mr Abrahamson’s outstanding deferred share awards under the ABP and unvested LTIP awards lapsed and he relinquished all rights to an annual bonus in respect of the 2011 ABP. No remuneration changes were made for Mr Kinsell as a result of his new appointment.

Tracy Robbins was promoted to the Board on August 9, 2011. Her annual base salary following promotion was increased to £400,000. However, as an Executive Committee member since joining IHG, Ms Robbins’ incentive arrangements remain unchanged.

Base salary and benefits

The salary for each Executive Director is reviewed annually. Base salary is the only element of remuneration which is pensionable.

In reviewing potential salary changes, the Remuneration Committee considers business and individual performance, average salary increases for the wider IHG workforce and, where appropriate, the terms offered by comparator and competitor companies.

When external benchmarking is used, the comparator groups are chosen having regard to participants’:

•	size — market capitalization, turnover, profits and the number of people employed;

•	diversity and complexity of business;

•	geographical spread of business; and

•	relevance to the hotel industry.

In addition, benefits are provided to Executive Directors in accordance with local market practice.

The current Executive Directors’ annual base salaries are shown in the table below*:

Director	2012	2012	2011	2011
	(£)	($)	(£)	($)
Richard Solomons	721,000		700,000
Kirk Kinsell		755,400		737,000
Thomas Singer	540,000		540,000
Tracy Robbins	412,000		400,000

*	Mr Kinsell is paid in US dollars and his annual base salary for 2011 and 2012 is shown in US dollars above. The equivalent sterling values calculated using an exchange rate of $1 = £0.62 are 2011: £459,817 and 2012: £471,297. The 2011 annual base salary shown for Mr Solomons reflects his salary increase when appointed as Chief Executive. The 2011 annual base salaries shown for Mr Singer and Ms Robbins apply from the dates of their appointment to the Board.

Annual Bonus Plan

Structure and outcomes in 2011

Awards under the ABP require the achievement of challenging performance goals before any bonus is payable. These goals are set annually following the Board review of the annual budget. The maximum annual award an Executive Director or Executive Committee member can receive in any one year is 200% of salary. Achievement of target performance results in an award of 115% of salary. Half of any award earned is paid in cash, and the other half is compulsorily deferred in the form of shares for three years. No matching shares are awarded by the Company.

Awards under the ABP are linked to individual performance and EBIT. Individual performance was measured by the achievement of specific individual key performance objectives (“KPO”s) linked directly to the Group’s strategic objectives, and an assessment against leadership competencies and behaviors. The KPOs are reviewed and agreed by the Remuneration Committee.

Each year, specific quantitative targets and strategic objectives are set for each Executive Director and Executive Committee member, as relevant to their role. Performance is reviewed at the end of each year to determine an overall performance rating (“OPR”). The OPR determines 30% of the annual award outcome. The OPR is reviewed and agreed by the Remuneration Committee.

EBIT performance determines 70% of the annual award outcome. In 2011 threshold payout was 90% of target performance, with maximum payout at 110% or more of target. Payout for individual performance would be reduced by half if EBIT performance was below threshold. In addition, no annual award would be made on any measure if EBIT performance was lower than 85% of target.

For 2011, EBIT achieved was 104.1% of target for the year. Based on this performance, the following table shows the level of 2011 awards, of which 50% was paid in cash and 50% in deferred shares that will vest after three years:

		Award as % of salary
Measure	Key performance indicator	Target	Max
Financial	EBIT (70%)	80.5	161
Individual.	OPR (30%)	34.5	69

Total for 2011		115.0	200	*

*	Combined EBIT and OPR payout subject to a maximum of 200% of base salary.

Actual 2011 result for current Executive Directors (as % of salary)

Director	EBIT % payout	OPR % payout	Total % payout
Richard Solomons	113.5	51.8	165.3
Kirk Kinsell	113.5	43.1	156.6
Thomas Singer*	N/A	N/A	N/A
Tracy Robbins	113.5	60.4	173.9

*	Mr Singer did not participate in the 2011 ABP.

Structure in 2012

The annual bonus structure remains largely unchanged in 2012 with awards under the ABP continuing to require the achievement of challenging EBIT goals before target bonus is payable.

Long Term Incentive Plan

The LTIP allows Executive Directors and eligible management employees to receive share awards, subject to the achievement of performance conditions set by the Remuneration Committee, measured over a three-year period. Awards are made annually and, other than in exceptional circumstances, will not exceed three times annual salary for Executive Directors.

Details on the performance conditions and outcome/current position for all outstanding awards as at December 31, 2011 are shown in the table on page F-41.

For the 2011/2013 cycle, maximum awards were made at 205% of base salary. The performance conditions for the cycle are:

•	IHG’s TSR relative to the Dow Jones Global Hotels index (“DJGH”) (50% of the award);

•	cumulative annual growth of net rooms (25% of the award); and

•	cumulative annual like-for-like RevPAR growth (25% of the award).

Growth in both rooms and RevPAR will be measured on a relative basis against a comparator group of the major globally branded competitors: Accor, Choice, Hilton, Hyatt, Marriott, Starwood and Wyndham.

Threshold vesting will occur if IHG’s TSR growth is equal to the DJGH index. Maximum vesting will occur if IHG’s TSR growth exceeds the index by 8% or more, which is equivalent over time to upper quartile or better performance. In setting the TSR performance target, the Remuneration Committee has taken into account a range of factors, including IHG’s strategic plans, historical performance of the industry and FTSE 100 market practice.

For both rooms growth and RevPAR measures, threshold vesting will occur if IHG performance at least equals the average of the comparator group. Maximum vesting for either measure will only occur if IHG is ranked first in the comparator group. Vesting for points between threshold and maximum will be calculated on a straight-line basis.

After testing the performance conditions set on grant, the Remuneration Committee will review the vesting outcomes of the rooms and RevPAR measures against an assessment of earnings and quality of Company financial performance over the period. The Remuneration Committee may reduce the number of shares which vest if they determine such an adjustment is appropriate. IHG’s performance and vesting outcomes will be fully disclosed and explained in the relevant Remuneration report.

The LTIP structure remains consistent for the 2012/2014 cycle, with the award level of 205% of salary maintained. Performance conditions will remain TSR relative to the DJGH index, cumulative growth of net rooms and cumulative growth in like-for-like RevPAR.

The awards for 2009/2011 and 2010/2012 have performance conditions based on relative TSR and earnings per share (“EPS”).

There is no re-testing of performance conditions under the LTIP, and awards lapse if they are not met.

The specific vesting performance conditions and, where relevant, position as at December 31, 2011 for the vested, outstanding and next conditional LTIP awards are set out in the following table:

Performance measure	Threshold performance	Maximum performance	Threshold vesting(i)	Maximum vesting(i)	Weighting	Maximum award	Outcome / current position
2009/2011 cycle
TSR	Growth equal to the DJGH index	Growth exceeds the index by 8% or more	20%	100%	66.7%	102.5%	Growth exceeded index by 7.9%
EPS	Growth of 0% per annum	Growth of 10% per annum or more	0%	100%	33.3%	102.5%	Growth of 2.5% per annum
Total vesting outcome							73.9% of maximum award
2010/2012 cycle(ii)
TSR	Growth equal to the DJGH index	Growth exceeds the index by 8% or more	20%	100%	50%	102.5%	Growth after two years exceeds index by 3.9%
EPS	Growth of 5% per annum	Growth of 15% per annum or more	20%	100%	50%	102.5%	Growth after two years of 20.4% per annum
2011/2013 cycle(iii)
TSR	Growth equal to the DJGH index	Growth exceeds the index by 8% or more	20%	100%	50%	102.5%	Growth after one year exceeds the index by 4.5%
Net rooms growth	Average of the comparator group	1st in the comparator group	20%	100%	25%	51.25%	Will partially vest if current level of performance continues
RevPAR growth	Average of the comparator group	1st in the comparator group	20%	100%	25%	51.25%	Will partially vest if current level of performance continues
2012/2014 cycle
TSR	Growth equal to the DJGH index	Growth exceeds the index by 8% or more	20%	100%	50%	102.5%	—
Net rooms growth	Average of the comparator group	1st in the comparator group	20%	100%	25%	51.25%	—
RevPAR growth	Average of the comparator group	1st in the comparator group	20%	100%	25%	51.25%	—

(i)	Vesting between threshold and maximum occurs on a straight-line basis.

(ii)	Two years of cycle completed.

(iii)	One year of cycle completed.

Shareholding policy

Share ownership

The Remuneration Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individual’s personal interests and those of the shareholders. Executive Directors are expected to hold the value of twice their base salary in shares, or three times in the case of the Chief Executive. Executives are expected to hold all shares earned (net of any share sales required to meet personal tax liabilities) until their shareholding requirement is achieved.

The following table shows the guideline and actual shareholdings of the Executive Directors:

Director	Guideline shareholding as % of salary	Actual shareholding at Dec 31, 2011 as % of salary(i)
Richard Solomons	300	417
Kirk Kinsell	200	276
Thomas Singer(ii)	200	—
Tracy Robbins(iii)	200	125

(i)	Based on share price of 1,157 pence per share as at December 31, 2011.

(ii)	Shareholding requirement took effect upon appointment to the Board on September 26, 2011.

(iii)	Shareholding requirement took effect upon appointment to the Board on August 9, 2011.

Executive share options

From 2006, executive share options have not formed part of the Company’s remuneration structure. Details of prior share option grants are given on page F-50.

Share capital

No awards or grants over shares were made during 2011 that would be dilutive of the Company’s ordinary share capital. Current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market. A number of options granted up to 2005 are yet to be exercised and will be settled with the issue of new shares.

Policy regarding pensions

Following an extensive UK pensions review and subsequent consultations with affected employees, it was announced on September 29, 2011 that the UK registered defined benefit InterContinental Hotels UK Pension Plan (the “IC Plan”) would close to future accrual for existing members with effect from July 1, 2013. The IC Plan is already closed to new entrants. A cap on pensionable salary increases of RPI plus 2.5% per annum became effective on October 1, 2011.

Richard Solomons and other senior UK-based executives participate on the same basis in the executive section of the IC Plan and, if appropriate, the InterContinental Executive Top-Up Scheme (“ICETUS”). This is an unfunded arrangement, but with appropriate security provided via a fixed charge on a hotel asset. ICETUS also closes to future accrual with effect from July 1, 2013. As an alternative to these pension arrangements, a cash allowance may be taken. Andrew Cosslett, who ceased to be a Director on June 30, 2011, also participated in the IC Plan and ICETUS.

Tracy Robbins participates in the executive defined contribution section of the IC Plan on the same basis as other senior UK-based employees. Thomas Singer receives a salary supplement in lieu of pension benefits.

Kirk Kinsell and other senior US-based executives participate in US retirement benefit plans. James Abrahamson, who ceased to be a Director on June 13, 2011, also participated in the US retirement benefit plan. Executives outside the UK and US participate in the InterContinental Hotels Group International Savings and Retirement Plan or other local plans.

Further details on the Directors’ pension arrangements are shown on page F-46.

Non-Executive Directors’ pay policy and structure

Non-Executive Directors are paid a fee which is agreed by the Board and the Chairman, taking into account fees paid in other companies of a similar complexity. These fees also reflect the time commitment and responsibilities of the roles. Accordingly, higher fees are payable to the Senior Independent Director who chairs the Audit Committee and to the Chairmen of the Remuneration and Corporate Responsibility Committees, reflecting the additional responsibilities of these roles. The Chairman’s fees are agreed by the Remuneration Committee.

Non-Executive Directors’ fee levels are reviewed annually. In the final quarter of 2011 an increase of approximately 2% for the Non-Executive Directors was agreed from January 1, 2012. This increase is broadly in line with anticipated salary increases for executive and senior management employees across the wider organization. The Chairman waived any right to an increase in respect of his fees for 2012.

The following table sets out the change in annual fee rates from 2011 to 2012 for the Non-Executive Directors:

Director	Role	Fees at Jan 1, 2012	Fees at Jan 1, 2011
		(£)	(£)
David Webster	Chairman	406,000	406,000
David Kappler	Senior Independent Director and Chairman of Audit Committee	105,060	103,000
Luke Mayhew*	Chairman of Remuneration Committee	88,230	—
Jennifer Laing	Chairman of Corporate Responsibility Committee	77,520	76,000
Others	Non-Executive Director	66,300	65,000

*	Luke Mayhew became Chairman of the Remuneration Committee on July 1, 2011.

Service contracts

Policy

The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months. Richard Solomons, Thomas Singer, Kirk Kinsell and Tracy Robbins have service agreements with a notice period of 12 months. All new appointments will have 12-month notice periods unless, on an exceptional basis to complete an external recruitment successfully, a longer initial notice period reducing to 12 months is used, in accordance with the UK Corporate Governance Code.

No provisions for compensation for termination following change of control, nor for liquidated damages of any kind, are included in the current Directors’ contracts. In the event of any early termination of an Executive Director’s contract, the policy is to seek to minimize any liability.

Current Executive Directors hold no non-executive directorships of other companies. However, the Company recognizes that its Executive Directors may be invited to become non-executive directors of other companies and that such duties can broaden experience and knowledge, and benefit the Company. Executive Directors are, therefore, permitted to accept one non-executive appointment (in addition to any positions where the Director is appointed as the Group’s representative), subject to Board approval, as long as this is not, in the reasonable opinion of the Board, likely to lead to a conflict of interest. Executive Directors are generally authorized to retain the fees received.

Non-Executive Directors have letters of appointment. David Webster’s appointment as Non-Executive Chairman, effective from January 1, 2004, is subject to six months’ notice.

All Directors’ appointments and subsequent reappointments are subject to election and re-election by shareholders.

Biographies of each of the Directors and their main responsibilities can be found on pages 56 to 58.

Directors’ contracts

	Position	Date of original appointment(i)	Notice period
Current Directors
David Webster	Non-Executive Chairman	April 15, 2003	6 months
Richard Solomons(ii)	Chief Executive	February 10, 2003	12 months
Kirk Kinsell(iii)	President, The Americas	August 1, 2010	12 months
Tracy Robbins	Executive Vice President, Human Resources and Head of Operations Support	August 9, 2011	12 months
Thomas Singer	Chief Financial Officer	September 26, 2011	12 months
David Kappler	Non-Executive Director and Senior Independent Director	June 21, 2004
Graham Allan	Non-Executive Director	January 1, 2010
Jennifer Laing	Non-Executive Director	August 25, 2005
Jonathan Linen	Non-Executive Director	December 1, 2005
Luke Mayhew	Non-Executive Director	July 1, 2011
Dale Morrison	Non-Executive Director	June 1, 2011
Ying Yeh	Non-Executive Director	December 1, 2007
Former Directors
Andrew Cosslett(iv)	Chief Executive	February 3, 2005
James Abrahamson(v)	President, The Americas	August 1, 2010
Ralph Kugler(vi)	Non-Executive Director	April 15, 2003

(i)	The capital reorganization of the Group, effective on June 27, 2005, entailed the insertion of a new parent company of the Group. All Directors serving at that time signed new letters of appointment effective from that date. The dates shown above represent the original dates of appointment of each of the Directors to the Group’s parent company.

(ii)	Richard Solomons served as Chief Financial Officer and Head of Commercial Development until June 30, 2011 and became Chief Executive on July 1, 2011.

(iii)	Kirk Kinsell became President, The Americas on June 13, 2011, having previously served as President, Europe, Middle East and Africa.

(iv)	Andrew Cosslett retired on June 30, 2011.

(v)	James Abrahamson resigned on June 13, 2011.

(vi)	Ralph Kugler retired on June 30, 2011.

Audited information on Directors’ emoluments

Directors’ remuneration in 2011

The following table sets out the remuneration paid or payable to the Directors in respect of the year to December 31, 2011.

	Basic salaries and fees		Performance payments(i)		Benefits(ii)		Total emoluments excluding pensions
	2011	2010	2011	2010	2011	2010	2011	2010
	(£ thousand)
Executive Directors
Andrew Cosslett(iii)	419	820	740	723	15	28	1,174	1,571
Richard Solomons(iv)	616	520	512	458	20	18	1,148	996
James Abrahamson(v)	212	196	16	178	27	6	255	380
Kirk Kinsell(vi)	449	193	360	169	334	74	1,143	436
Tracy Robbins(vii)	159	—	145	—	39	—	343	—
Thomas Singer(viii)	142	—	—	—	45	—	187	—
Non-Executive Directors
David Webster	406	398	—	—	—	—	406	398
Graham Allan	65	63	—	—	—	—	65	63
David Kappler	103	100	—	—	—	—	103	100
Ralph Kugler(ix)	43	84	—	—	—	—	43	84
Jennifer Laing	76	74	—	—	—	—	76	74
Jonathan Linen	65	63	—	—	—	—	65	63
Luke Mayhew(x)	43	—	—	—	—	—	43	—
Dale Morrison(xi)	38	—	—	—	—	—	38	—
Ying Yeh	65	63	—	—	—	—	65	63
Former Directors(xii)	—	—		—	1	1	1	1

Total	2,901	2,574	1,773	1,528	481	127	5,155	4,229

(i)	Performance payments comprise cash payments in respect of participation in the ABP but exclude bonus payments in deferred shares, details of which are set out in the ABP table on page F-48.

(ii)	Benefits incorporate all tax assessable benefits arising from the individual’s employment. This includes, but is not limited to, benefits such as the provision of a fully expensed company car, private healthcare, financial counseling and other benefits as applicable to the individual’s work location.

(iii)	Andrew Cosslett retired as Chief Executive on June 30, 2011. His base salary, ABP payment (which was paid all in cash) and benefits have been pro-rated to his date of retirement.

(iv)	Richard Solomons succeeded Andrew Cosslett as Chief Executive on July 1, 2011.

(v)	James Abrahamson resigned as a Director on June 13, 2011. His base salary and benefits (these include payment for unused holiday on termination) have been pro-rated to his date of leaving. His pro-rated base salary received was $339,803 which equates to the figure in the above table, using an exchange rate of $1 = £0.62. He did not receive an ABP payment. The performance payment related to his cash payment in lieu of dividends, paid prior to his resignation, relating to his ABP deferred shares as outlined on page F-48 and his special share award on page F-48.

(vi)	Kirk Kinsell received base salary of $720,160 which equates to the figure in the above table, using an exchange rate of $1 = £0.62. Benefits include the cost of expatriate benefits related to his international assignment outside the United States of America prior to taking up his appointment as President, The Americas, on June 13, 2011.

(vii)	Tracy Robbins was appointed as a Director on August 9, 2011. Her base salary, performance payment and benefits have been pro-rated from her date of appointment.

(viii)	Thomas Singer was appointed as a Director on September 26, 2011. His base salary and benefits have been pro-rated from his date of appointment. His benefits include receipt of a salary supplement in lieu of pension contributions of £41,979. He did not participate in the ABP during the year ended December 31, 2011.

(ix)	Ralph Kugler retired as a Director on June 30, 2011. His emoluments have been pro-rated to his date of retirement.

(x)	Luke Mayhew was appointed as a Director on July 1, 2011. His emoluments have been pro-rated from his date of appointment.

(xi)	Dale Morrison was appointed as a Director on June 1, 2011. His emoluments have been pro-rated from his date of appointment.

(xii)	Sir Ian Prosser retired as a Director on December 31, 2003. However, he had an ongoing healthcare benefit of £1,205 during the year.

Directors’ pension benefits

The following information relates to the pension arrangements provided for Messrs Cosslett and Solomons under the executive defined benefit section of the IC Plan and the unfunded ICETUS. Mr Cosslett ceased to be a Director on July 1, 2011.

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

When benefits would otherwise exceed a member’s lifetime or annual allowance under the post-April 2011 pensions regime, these benefits are limited in the IC Plan, but the balance is provided instead by ICETUS.

The defined benefit section of the IC Plan will close to future accruals by existing members with effect from July 1, 2013. ICETUS will also close to future accruals with effect from July 1, 2013.

James Abrahamson, who ceased to be a Director on June 13, 2011, has retirement benefits provided via the Six Continents Hotels, Inc. Deferred Compensation Plan (“DCP”). Kirk Kinsell has retirement benefits provided via the 401(k) Retirement Plan for employees of Six Continents Hotels, Inc. (“401(k)”) and the DCP. The 401(k) is a tax qualified plan providing benefits on a defined contribution basis, with the member and the relevant company both contributing. The DCP is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing.

Tracy Robbins participates in the executive defined contribution section of the IC Plan. This section of the IC Plan is a funded, registered, defined contribution, occupational pension scheme. The main features applicable are:

•	a normal pension age of 60;

•

employee contributions of 7.5% of salary and company matching contributions of 30% of salary (subject to the Annual Allowance, with any excess over the Annual Allowance as a salary supplement in lieu of pension benefits);

•	life assurance cover of four times pensionable salary; and

•	lump sum contributions payable in the event of ill health.

The following table sets out the pension benefits of the Executive Directors in the UK defined benefit plans:

	Andrew Cosslett(i)	Richard Solomons(ii)
	(£)	(£)
Directors’ contributions in the year(iii)	20,400	26,000
Transfer value of accrued benefits at January 1, 2011	3,438,100	4,708,400
Transfer value of accrued benefits at December 31, 2011	5,643,300	6,999,800
Increase in transfer value over the year, less Directors’ contributions	2,184,800	2,265,400
Absolute increase in accrued pension(iv) (per annum)	18,500	65,100
Increase in accrued pension(v) (per annum)	10,300	52,900
Accrued pension at December 31, 2010(vi) (per annum)	180,000	304,300
Age at December 31, 2011 (years)	56	50

(i)	When Andrew Cosslett ceased pensionable service with the Group on June 30, 2011, under the terms of the IC Plan his pension entitlement was £177,800 per annum before any cash commutation. In line with the Enhanced Early Retirement Facility (“EERF”) which is available to all members of the plan, this pension was not reduced on retirement. This facility enables members to retire without reduction in pension if they are within five years of normal retirement age. Although the EERF is non-contractual, its continuation formed part of the agreement with trustees on closure of the defined benefit section of the IC Plan, and the provisions of the facility state that while in place, it cannot reasonably be refused to retiring employees.

(ii)	The increase in the transfer value of accrued benefits for Richard Solomons arises partly from the increase in salary resulting from his appointment as Chief Executive and partly from a change in the transfer value basis resulting from lower gilt yields.

(iii)	Contributions paid in 2011 by the Directors under the terms of the plans. Contributions were 5% of full pensionable salary.

(iv)	The absolute increase in accrued pension during 2011.

(v)	The increase in accrued pension during 2011, excluding any increase for inflation.

(vi)	Accrued pension is that which would be paid annually on retirement at 60, based on service to December 31, 2011.

Employer contributions to the IC Plan made for Tracy Robbins since she became an Executive Director in August 2011 amounted to £10,032. In addition, Ms Robbins received a salary supplement in lieu of pension contributions of £33,175.

Thomas Singer received a salary supplement in lieu of pension contributions of £41,979.

Contributions made by and in respect of James Abrahamson and Kirk Kinsell to the defined contributions plans are(i):

	James Abrahamson(ii)	Kirk Kinsell
	(£)	(£)
Directors’ contributions to DCP in 2011	4,200	204,200
Directors’ contributions to 401(k) in 2011	6,100	13,700
Company contribution to DCP in 2011	4,200	99,600
Company contribution to 401(k) in 2011	6,100	6,100
Age at December 31, 2011 (years)	56	56

(i)	Sterling values have been calculated using an exchange rate of $1 = £0.62.

(ii)	James Abrahamson ceased to be a Director upon his resignation from IHG on June 13, 2011. The Company contribution to the DCP shown for Mr Abrahamson excludes Company contributions of £36,200 that were forfeited by Mr Abrahamson because he ceased to be a member of the DCP before these contributions vested five years after joining the DCP. Similarly, an amount of £14,000 of Company contributions to the DCP included in the 2010 Form 20-F has been forfeited.

Annual Bonus Plan deferred share awards

Directors’ pre-tax share interests during the year were as set out below. No matching shares are provided on awards.

Director	Financial year on which performance is based for award(i)	ABP awards held at Jan 1, 2011	ABP awards during the year	Award date	Market price per share at award (pence)	ABP shares vested during the year	Vesting date	Market price per share at vesting (pence)	Value at vesting (£)	ABP awards held at Dec 31, 2011	Planned vesting date	Value based on share price of 1,157 pence at Dec 31, 2011 (£)
Andrew Cosslett(ii)	2007	71,287		2.25.08	819.6	71,287	2.25.11	1,350.8	962,945
	2008	104,652		2.23.09	472.6	104,652	7.1.11	1,300.1	1,360,581
	2009	—
	2010		51,005	2.21.11	1,417.0	51,005	7.1.11	1,300.1	663,116

Total		175,939	51,005							—		—

Richard Solomons	2007	45,634		2.25.08	819.6	45,634	2.25.11	1,350.8	616,424
	2008	66,549		2.23.09	472.6					66,549	2.23.12	769,972
	2009	—
	2010		32,295	2.21.11	1,417.0					32,295	2.21.14	373,653

Total		112,183	32,295							98,844		1,143,625

James Abrahamson(iii)	2009	—
	2010		27,758	2.21.11	1,417.0

Total		—	27,758							—		—

Kirk Kinsell	2007	19,731		2.25.08	819.6	19,731	2.25.11	1,350.8	266,526
	2008	41,427		2.23.09	472.6					41,427	2.23.12	479,310
	2009	—
	2010		27,375	2.21.11	1,417.0					27,375	2.21.14	316,729

Total		61,158	27,375							68,802		796,039

Tracy Robbins	2007	24,306		2.25.08	819.6	24,306	2.25.11	1,350.8	328,325
	2008	33,132		2.23.09	472.6					33,132	2.23.12	383,337
	2009	—
	2010		20,377	2.21.11	1,417.0					20,377	2.21.14	235,762

Total		57,438	20,377							53,509		619,099

Thomas Singer	2010		—

Total		—	—							—		—

(i)	For financial year 2007, the award was based on Group EBIT and net annual rooms additions measures and total shares held include matching shares. For financial year 2008, the award was based on Group EBIT, net annual rooms additions and individual performance measures. No matching shares were awarded. For financial year 2009, no bonus was paid. For financial year 2010, the award was based on Group EBIT and individual performance measures. No matching shares were awarded.

(ii)	Andrew Cosslett retired as Chief Executive on June 30, 2011. Shares awarded to him in respect of financial years 2008 and 2010 were released early on July 1, 2011.

(iii)	James Abrahamson resigned as a Director on June 13, 2011. Shares awarded to him in respect of financial year 2010 have lapsed.

All Executive Directors participated in the ABP during the year ended December 31, 2011 except for Thomas Singer, who did not participate having joined IHG in September 2011.

Special share awards

Details of special share awards that were granted and vested during the year ended December 31, 2011 are set out below:

Director	Awards held at Jan 1, 2011	Awards during the year	Award date	Market price per share at award (pence)	Shares vested during the year	Vesting date	Market price per share at vesting (pence )	Value at vesting (£)	Awards held at Dec 31, 2011	Planned vesting date	Value based on share price of 1,157 pence at Dec 31, 2011 (£)
James Abrahamson(i)	45,000		2.23.09	454.2	45,000	2.16.11	1,373.4	618,030
	45,000		2.23.09	454.2

Total	90,000								—		—

Thomas Singer(ii)		46,635	9.27.11	1,055.0					46,635	9.26.12	539,567

Total	—	46,635							46,635		539,567

(i)	James Abrahamson received a special share award which was to vest over three years as part of his recruitment terms on 2009. Vesting each year was subject to continued service. His award of 45,000 shares due to vest on February 15, 2012 lapsed upon his resignation as a Director on June 13, 2011.

(ii)	Thomas Singer received a special share award which vests one year from his appointment as a Director as part of his recruitment terms. Vesting is subject to continued service.

Long Term Incentive Plan awards

The awards made in respect of cycles ending on December 31, 2010, 2011, 2012 and 2013 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are set out in the table below. In respect of the cycle ending December 31, 2010, 73.8% of the award vested on February 16, 2011. In respect of the cycle ending on December 31, 2011, the Company out-performed the DJGH index in TSR by 7.9 percentage points and achieved 2.5% per annum adjusted EPS growth. Accordingly, 73.9% of the award vested on February 15, 2012.

Director	End of year to which performance is based for award (Dec 31)(i)	Maximum LTIP awards held at Jan 1, 2011	Maximum LTIP shares awarded during the year	Award date	Market price per share at award (pence)	LTIP shares vested during the year(ii)	Market price per share at vesting (pence)	Value at vesting (£)	Vesting date	Maximum LTIP awards held at Dec 31, 2011	Maximum value based on share price of 1,157 pence at Dec 31, 2011 (£)
Andrew Cosslett(iii)	2010	253,559		5.19.08	854.0	187,126	1,373.4	2,569,988	2.16.11
	2011	272,201		4.3.09	604.0				2.15.12	226,834	2,624,469
	2012	160,807		4.8.10	1,053.0				2.13.13	80,403	930,263
	2013		137,438	4.8.11	1,269.0				2.12.14	22,906	265,022

Total		686,567	137,438							330,143	3,819,754

Richard Solomons	2010	161,241		5.19.08	854.0	118,995	1,373.4	1,634,277	2.16.11
	2011	173,096		4.3.09	604.0				2.15.12	173,096	2,002,721
	2012	101,818		4.8.10	1,053.0				2.13.13	101,818	1,178,034
	2013		87,234	4.8.11	1,269.0				2.12.14	87,234	1,009,297

Total		436,155	87,234							362,148	4,190,052

James Abrahamson(iv)	2010	164,973		2.23.09	457.0	121,750	1,373.4	1,672,115	2.16.11
	2011	138,730		4.3.09	604.0				2.15.12
	2012	79,008		4.8.10	1,053.0				2.13.13
	2013		72,872	4.8.11	1,269.0				2.12.14

Total		382,711	72,872							—	—

Kirk Kinsell	2010	84,397		5.19.08	854.0	62,284	1,373.4	855,408	2.16.11
	2011	132,256		4.3.09	604.0				2.15.12	132,256	1,530,202
	2012	75,411		4.8.10	1,053.0				2.13.13	75,411	872,505
	2013		72,872	4.8.11	1,269.0				2.12.14	72,872	843,129

Total		292,064	72,872							280,539	3,245,836

Tracy Robbins	2010	86,311		5.19.08	854.0	63,697	1,373.4	874,815	2.16.11
	2011	92,657		4.3.09	604.0				2.15.12	92,657	1,072,041
	2012	55,873		4.8.10	1,053.0				2.13.13	55,873	646,451
	2013		55,248	4.8.11	1,269.0				2.12.14	55,248	639,219

Total		234,841	55,248							203,778	2,357,711

Thomas Singer(v)	2012		69,952	9.27.11	1,055.0				2.13.13	69,952	809,345
	2013		78,696	9.27.11	1,055.0				2.12.14	78,696	910,513

Total			148,648							148,648	1,719,858

(i)	All details of performance conditions in relation to the awards made in respect of cycles ending on December 31, 2011, 2012 and 2013 are provided on page F-41.

(ii)	This award was based on performance to December 31, 2010 where the performance measure related to both the Company’s TSR relative to the index and the cumulative annual growth rate (“CAGR”) in adjusted EPS over the performance period. The Company out-performed the DJGH index in TSR by 8 percentage points and achieved 9.6% per annum adjusted EPS growth. Accordingly 73.8% of the award vested on February 16, 2011.

(iii)	Andrew Cosslett retired as Chief Executive on June 30, 2011. Shares awarded to him in respect of the cycles ending on December 31, 2011, 2012 and 2013 were pro-rated to reflect his contractual service during the applicable performance period.

(iv)	James Abrahamson resigned as a Director on June 13, 2011. Shares awarded to him in respect of cycles ending on December 31, 2011, 2012 and 2013 have lapsed.

(v)	Thomas Singer’s LTIP awards are pro-rated as explained on page F-37.

Share options

Between 2003 and 2005, grants of options were made under the IHG Executive Share Option Plan. No executive share options have been granted since 2005.

Director	Ordinary shares under option							Weighted average option price at Dec 31, 2011 (pence)	Option price (pence)
	Options held at Jan 1, 2011		Lapsed during the year	Exercised during the year	Share price on date of exercise	Options held at Dec 31, 2011
Kirk Kinsell	77,110	(i)				77,110	(i)		494.17
	32,040	(ii)				32,040	(ii)		619.83

Total	109,150					109,150		531.06

Richard Solomons	230,320	(i)				230,320	(i)		494.17
	100,550	(ii)				100,550	(ii)		619.83

Total	330,870					330,870		532.36

(i)	Executive share options granted in 2004 became exercisable in April 2007 up to April 2014.

(ii)	Executive share options granted in 2005 became exercisable in April 2008 up to April 2015.

Option prices during the year ranged from 308.48 pence to 619.83 pence per IHG share. The closing market value share price on December 31, 2011 was 1,157.0 pence and the range during the year was 955.0 pence to 1,435.0 pence per share.

No Director exercised options during the year; therefore there is no disclosable gain by Directors in aggregate for the year ended December 31, 2011 (2010 $nil).

Note 4 — Auditor’s remuneration paid to Ernst & Young LLP

	Year ended December 31,
	2011	2010	2009
	($ million)
Group audit fees	1.9	1.9	1.8
Audit fees in respect of subsidiaries	1.5	1.6	2.1
Tax fees	0.7	2.1	1.7
Interim review fees	0.3	0.3	0.3
Other services pursuant to legislation	0.4	0.3	0.3
Other	1.4	1.7	1.5

	6.2	7.9	7.7

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

Note 5 — Exceptional items

	Year ended December 31,
	2011	2010	2009
	($ million)
Continuing operations
Exceptional operating items
Cost of sales:
Onerous management contracts(i)	—	—	(91)

Administrative expenses:
Litigation provision(ii)	—	(22)	—
Resolution of commercial dispute(iii)	(37)	—	—
Pension curtailment gain(iv)	28	—	—
Enhanced pension transfer(v)	—	—	(21)
Holiday Inn brand relaunch(vi)	—	(9)	(19)
Reorganization and related costs(vii)	—	(4)	(43)

	(9)	(35)	(83)

Other operating income and expenses:
Gain/(loss) on disposal of hotels* (Note 11)	37	27	(2)
VAT refund(viii)	9	—	—
Gain on sale of other financial assets(ix)	—	8	—

	46	35	(2)

Impairment:
Impairment charges:
Property, plant and equipment (Note 10)	(2)	(6)	(28)
Assets held for sale (Note 11)	—	—	(45)
Goodwill (Note 12)	—	—	(78)
Intangible assets (Note 13)	—	—	(32)
Other financial assets (Note 15)	(3)	(1)	(14)
Reversals of previously recorded impairment:
Property, plant and equipment (Note 10)	23	—	—
Associates (Note 14)	2	—	—

	20	(7)	(197)

	57	(7)	(373)

Tax
Tax on exceptional operating items	(4)	1	112
Exceptional tax credit(x)	43	—	175

	39	1	287

	96	(6)	287

Discontinued operations(xi)
Gain on disposal of assets (Note 11)
Gain on disposal of hotels**	—	—	2
Tax credit	—	2	4

	—	2	6

	96	(4)	(80)

*	Relates to hotels classified as continuing operations.

**	Relates to hotels classified as discontinued operations.

The above items are treated as exceptional by reason of their size or nature.

(i)	An onerous contract provision of $65 million was recognized at December 31, 2009 for the future net unavoidable costs under the performance guarantee related to certain management contracts with one US hotel owner. In addition to the provision, a deposit of $26 million was written off as it was no longer considered recoverable under the terms of the same management contracts.

(ii)	Related to a lawsuit filed against the Group in the Americas region.

(iii)	Relates to the settlement of a prior period commercial dispute in the Europe region.

(iv)	Arises from the closure of the UK defined benefit pension scheme to future accrual with effect from July 1, 2013.

(v)	Related to the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider. The exceptional item in 2009 comprised the lump sum payments ($9 million), the IAS 19 settlement loss arising on the pension transfers ($11 million) and the costs of the arrangement ($1 million). The payments and transfers were made in January 2009.

(vi)	Related to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on October 24, 2007 and substantially completed in 2010.

(vii)	Primarily related to the closure of certain corporate offices together with severance costs arising from a review of the Group’s cost base.

(viii)	Arises in the United Kingdom and relates to periods prior to 1996.

(ix)	Related to the gain on sale of an investment in the AMEA region.

(x)	Represents the release of provisions of $13 million (2010 $7 million, 2009 $175 million) which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2011, a $30 million revision to the estimated tax impacts relating to an internal reorganization carried out in 2010, including the recognition of additional deferred tax assets. In 2010 the tax charge of $7 million relating to this reorganization comprised the recognition of deferred tax assets of $24 million for capital losses and other deductible amounts, offset by tax charges of $31 million.

(xi)	In 2010, related to tax refunded in respect of a prior year sale. In 2009, related to tax arising on disposals together with the release of provisions no longer required in respect of hotels disposed of in prior years.

Note 6 — Finance costs

	Year ended December 31,
	2011	2010	2009
	($ million)
Financial income
Interest income on deposits.	1	2	2
Unwinding of discount on other financial assets.	1	—	—
Fair value gains	—	—	1

	2	2	3

Financial expenses
Interest expense on borrowings	42	40	28
Interest rate swaps fair value transferred from equity.	4	6	11
Finance charge payable under finance leases	18	18	18

	64	64	57

Interest income and expense relate to financial assets and liabilities held at amortized cost, calculated using the effective interest rate method.

Included within interest expense is $1 million (2010 $2 million, 2009 $2 million) payable to the Priority Club Rewards loyalty program relating to interest on the accumulated balance of cash received in advance of the redemption of points awarded.

Note 7 — Tax

	Year ended December 31,
	2011	2010	2009
	($ million)
Income tax
UK corporation tax at 26.5% (2010 28.0%, 2009 28.0%):
Current period	30	21	26
Adjustments in respect of prior periods	(25)	(29)	(33)

	5	(8)	(7)

Foreign tax(i):
Current period	98	122	79
Benefit of tax reliefs on which no deferred tax previously recognized	(16)	(13)	(6)
Adjustments in respect of prior periods(ii)	(65)	(23)	(246)

	17	86	(173)

Total current tax	22	78	(180)

Deferred tax:
Origination and reversal of temporary differences	82	47	(73)
Changes in tax rates	(2)	(2)	1
Adjustments to estimated recoverable deferred tax assets	(12)	(36)	1
Adjustments in respect of prior periods	(9)	8	(25)

Total deferred tax	59	17	(96)

Total income tax charge/(credit) for the year	81	95	(276)

Further analyzed as tax relating to:
Profit before exceptional items	120	98	15
Exceptional items (Note 5):
Exceptional operating items	4	(1)	(112)
Exceptional tax credit(iii)	(43)	—	(175)
Gain on disposal of discontinued operations	—	(2)	(4)

	81	95	(276)

The total tax charge/(credit) can be further analyzed as relating to:
Continuing operations	81	97	(272)
Discontinued operations — gain on disposal of assets	—	(2)	(4)

	81	95	(276)

(i)	Represents corporate income taxes on profit taxable in foreign jurisdictions, a significant proportion of which relates to the Group’s US subsidiaries.

(ii)	Includes $39 million (2010 $7 million, 2009 $165 million) of exceptional releases included at (iii) below together with other releases relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

(iii)	Represents the release of provisions of $13 million (2010 $7 million, 2009 $175 million) which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2011, a $30 million revision to the estimated tax impacts relating to an internal reorganization carried out in 2010, including the recognition of additional deferred tax assets. In 2010 the tax charge of $7 million relating to this reorganization comprised the recognition of deferred tax assets of $24 million for capital losses and other deductible amounts, offset by tax charges of $31 million.

Reconciliation of tax charge/(credit), including gain on disposal of assets

	Total(i)			Before exceptional items(ii)
		Year ended December 31,
	2011	2010	2009	2011	2010	2009
		(%)
UK corporation tax at standard rate	26.5	28.0	28.0	26.5	28.0	28.0
Non-deductible expenditure and non-taxable income	1.8	4.1	(36.5)	2.6	4.2	7.4
Net effect of different rates of tax in overseas businesses	9.0	9.4	(43.0)	9.8	9.3	8.7
Effect of changes in tax rates	(0.5)	(0.5)	(0.3)	(0.4)	(0.7)	0.1
Benefit of tax reliefs on which no deferred tax previously recognized	(2.9)	(3.7)	7.2	(3.2)	(3.6)	(1.5)
Effect of adjustments to estimated recoverable deferred tax assets	(2.2)	(9.7)	5.9	(0.3)	(2.3)	(1.2)
Adjustment to tax charge in respect of prior periods	(18.1)	(11.8)	185.5	(12.1)	(9.1)	(37.6)
Other	1.0	—	(3.8)	1.3	—	0.8
Exceptional items and gain on disposal of assets	—	9.4	298.3	—	—	—

	14.6	25.2	441.3	24.2	25.8	4.7

(i)	Calculated in relation to total profits including exceptional items.

(ii)	Calculated in relation to profits excluding exceptional items.

Tax paid

Total net tax paid during the year of $90 million (2010 $68 million, 2009 $2 million) comprises $89 million paid (2010 $64 million, 2009 $1 million) in respect of operating activities and $1 million paid (2010 $4 million, 2009 $1 million) in respect of investing activities.

Tax paid represents an effective rate of 16% (2010 18%, 2009 (3)%) on total profits and is lower than the effective income statement tax rate of 24% primarily due to the impact of deferred taxes (including the realization of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

Tax risks, policies and governance

Information concerning the Group’s tax governance can be found in the Taxation section of the Operating Results section, page 45.

Note 8 — Dividends paid and proposed

	Year ended December 31,			Year ended December 31,
	2011	2010	2009	2011	2010	2009
	(cents per share)			($ million)
Paid during the year:
Final (declared for previous year)	35.2	29.2	29.2	102	84	83
Interim	16.0	12.8	12.2	46	37	35

	51.2	42.0	41.4	148	121	118

Proposed (not recognized as a liability at December 31):
Final	39.0	35.2	29.2	113	101	84

The final dividend of 24.7 pence (39.0 cents converted at the closing exchange rate on February 10, 2012) is proposed for approval at the Annual General Meeting (“AGM”) on May 25, 2012 and is payable on the shares in issue at March 23, 2012.

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

	Year ended December 31,
	2011		2010		2009
	Continuing operations	Total	Continuing operations	Total	Continuing operations	Total
Basic earnings per ordinary share
Profit available for equity holders ($ million)	473	473	278	280	207	213
Basic weighted average number of ordinary shares (millions)	289	289	288	288	285	285
Basic earnings per ordinary share (cents)	163.7	163.7	96.5	97.2	72.6	74.7

Diluted earnings per ordinary share
Profit available for equity holders ($ million)	473	473	278	280	207	213
Diluted weighted average number of ordinary shares (millions)	296	296	296	296	295	295
Diluted earnings per ordinary share (cents)	159.8	159.8	93.9	94.6	70.2	72.2

	2011	2010	2009
	(millions)
Diluted weighted average of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	289	288	285
Dilutive potential ordinary shares — employee share options	7	8	10

	296	296	295

	Year ended December 31,
	2011		2010		2009
	Continuing operations	Total	Continuing operations	Total	Continuing operations	Total
Adjusted earnings per ordinary share
Profit available for equity holders ($ million)	473	473	278	280	207	213
Adjusting items (Note 5):
Exceptional operating items ($ million)	(57)	(57)	7	7	373	373
Tax on exceptional operating items ($ million)	4	4	(1)	(1)	(112)	(112)
Exceptional tax credit ($ million)	(43)	(43)	—	—	(175)	(175)
Gain on disposal of discontinued operations ($ million)	—	—	—	(2)	—	(6)

Adjusted earnings ($ million)	377	377	284	284	293	293
Basic weighted average number of ordinary shares (millions)	289	289	288	288	285	285
Adjusted earnings per ordinary share (cents)	130.4	130.4	98.6	98.6	102.8	102.8

Adjusted earnings ($ million)	377	377	284	284	293	293
Diluted weighted average number of ordinary shares (millions)	296	296	296	296	295	295
Adjusted diluted earnings per ordinary share (cents)	127.4	127.4	95.9	95.9	99.3	99.3

Note 10 — Property, plant and equipment

	Land and buildings	Fixtures, fittings and equipment	Total
		($ million)
Year ended December 31, 2010
Cost
At January 1, 2010	1,622	1,046	2,668
Additions	24	35	59
Net transfers to non-current assets classified as held for sale	(57)	(55)	(112)
Disposals	(11)	(20)	(31)
Exchange and other adjustments	(30)	(9)	(39)

At December 31, 2010	1,548	997	2,545

Depreciation and impairment
At January 1, 2010	(212)	(620)	(832)
Provided	(11)	(64)	(75)
Net transfers to non-current assets classified as held for sale	1	29	30
Impairment charge (see below)	—	(6)	(6)
Disposals	8	18	26
Exchange and other adjustments	1	1	2

At December 31, 2010	(213)	(642)	(855)

Year ended December 31, 2011
Cost
At January 1, 2011	1,548	997	2,545
Additions	2	54	56
Net transfers to non-current assets classified as held for sale	(258)	(98)	(356)
Disposals	(44)	(25)	(69)
Exchange and other adjustments	(11)	(11)	(22)

At December 31, 2011	1,237	917	2,154

Depreciation and impairment
At January 1, 2011	(213)	(642)	(855)
Provided	(10)	(56)	(66)
Net transfers to non-current assets classified as held for sale	19	71	90
Impairment charge (see below)	(2)	—	(2)
Impairment reversals (see below)	23	—	23
Disposals	9	8	17
Exchange and other adjustments	—	1	1

At December 31, 2011	(174)	(618)	(792)

Net book value at December 31, 2011	1,063	299	1,362

Net book value at December 31, 2010	1,335	355	1,690

Net book value at January 1, 2010	1,410	426	1,836

The impairment charge in 2011 arose in respect of one hotel in Europe following a re-assessment of its recoverable amount, based on fair value less costs to sell.

The impairment charge in 2010 arose in respect of one hotel in the Americas following a re-assessment of its recoverable amount, based on value in use. Estimated future cash flows were discounted at a pre-tax rate of 11.8%.

Of the impairment reversal, $11 million arose in March 2011 on the classification of a North American hotel as “held for sale”. The amount of the reversal was based on the expected net sales proceeds which were subsequently realized on the disposal of the hotel. A further $12 million arose in respect of another North American hotel following a re-assessment of its recoverable amount, based on value in use. Estimated future cash flows were discounted at a pre-tax rate of 12.6%.

All impairment charges and reversals are included within impairment on the face of the Consolidated income statement.

The carrying value of property, plant and equipment held under finance leases at December 31, 2011 was $190 million (2010 $183 million).

No borrowing costs were capitalized during the year (2010 $nil).

Charges over one hotel totaling $85 million exist as security provided to the Group’s pension plans.

Note 11 — Assets sold, held for sale and discontinued operations

During the year ended December 31, 2011, the Group sold four hotels, three in the Americas region and one in the AMEA region. The gain on disposal mainly relates to the sale of the Holiday Inn Burswood in Australia. The other significant disposal was the Hotel Indigo San Diego which resulted in an impairment reversal (see Note 10) in March 2011 on classification as “held for sale”.

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

.	Year ended December 31,
	2011	2010	2009
		($ million)
Consideration
Current year disposals:
Cash consideration, net of costs paid	142	109	20
Management contract value	2	5	—

	144	114	20
Net assets disposed of	(107)	(87)	(22)
Prior year disposals:
Provision release	—	—	2
Tax	—	2	4

Gain on disposal of assets	37	29	4

Analyzed as:
Gain/(loss) on disposal of hotel assets from continuing operations (Note 5)	37	27	(2)
Gain on disposal of assets from discontinued operations (Note 5)	—	2	6

	37	29	4

Net cash inflow
Current year disposals:
Cash consideration, net of costs paid	142	109	20
Tax	(1)	(6)	—
Prior year disposals:
Costs paid	—	(2)	—
Tax	—	2	—

	141	103	20

Assets held for sale

One hotel, the InterContinental New York Barclay, met the “held for sale” criteria of IFRS 5 at December 31, 2011.

.	Year ended December 31,
	2011	2010	2009
		($ million)
Assets and liabilities held for sale
Non-current assets classified as held for sale:
Property, plant and equipment	217	—	—
Liabilities classified as held for sale:
Deferred tax (Note 25)	60	—	—

Discontinued operations

The results of discontinued operations comprise gains arising from prior year hotel disposals of $nil (2010 $2 million 2009 $6 million) and do not impact on segmental results.

	Year ended December 31,
	2011	2010	2009
		(cents)
Earnings per ordinary share from discontinued operations
Basic	—	0.7	2.1
Diluted	—	0.7	2.0

Cash flows attributable to discontinued operations were $nil (2010 $2 million, 2009 $nil).

Note 12 — Goodwill

	Year ended December 31,
	2011	2010
	($ million)
Cost
At January 1,	233	223
Exchange and other adjustments	—	10

At December 31,	233	233

Impairment
At January 1, and December 31,	(141)	(141)

Net book value at December 31,	92	92

Net book value at January 1,	92	82

Goodwill arising on business combinations that occurred before January 1, 2005 was not restated on adoption of IFRS as permitted by IFRS 1.

Impairment charges are included within impairment on the face of the Consolidated income statement and all cumulative impairment losses relate to the Americas managed cash-generating unit (“CGUs”) (see below).

Goodwill has been allocated to CGUs for impairment testing as follows:

	Cost		Net book value
	At December 31,
	2011	2010	2011	2010
	($ million)
Asia Australasia franchised and managed operations	92	92	92	92
Americas managed operations	141	141	—	—

	233	233	92	92

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

Asia Australasia goodwill

At December 31, 2011, the recoverable amount of the CGU has been assessed based on the approved budget for 2012 and strategic plans covering a five-year period, a perpetual growth rate of 3.5% (2010 3.5%) and a discount rate of 13.9% (2010 14.4%).

Impairment was not required at either December 31, 2011 or December 31, 2010 and management believe that the carrying value of the CGU would only exceed their recoverable amounts in the event of highly unlikely changes in the key assumptions.

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

Note 13 — Intangible assets

	Software	Management contracts	Other intangibles	Total
	($ million)
Year ended December 31, 2010
Cost
At January 1, 2010	185	231	98	514
Additions	18	5	11	34
Disposals	(2)	—	(1)	(3)
Exchange and other adjustments	2	(5)	1	(2)

At December 31, 2010	203	231	109	543

Amortization and impairment
At January 1, 2010	(100)	(96)	(44)	(240)
Provided	(15)	(10)	(8)	(33)
Disposals	2	—	1	3
Exchange and other adjustments	(7)	—	—	(7)

At December 31, 2010	(120)	(106)	(51)	(277)

Year ended December 31, 2011
Cost
At January 1, 2011	203	231	109	543
Additions	46	2	31	79
Disposals	—	—	(2)	(2)
Exchange and other adjustments	3	(2)	—	1

At December 31, 2011	252	231	138	621

Amortization and impairment
At January 1, 2011	(120)	(106)	(51)	(277)
Provided	(13)	(10)	(10)	(33)
Disposals	—	—	2	2
Exchange and other adjustments	(5)	—	—	(5)

At December 31, 2011	(138)	(116)	(59)	(313)

Net book value at December 31, 2011	114	115	79	308

Net book value at December 31, 2010	83	125	58	266

Net book value at January 1, 2010	85	135	54	274

Borrowing costs of $0.4 million (2010 $nil) were capitalized during the year in respect of software projects.

The weighted average remaining amortization period for management contracts is 20 years (2010 21 years).

Note 14 — Investment in associates and joint ventures

	Associates	Joint ventures	Total
	($ million)
Year ended December 31, 2010
Cost
At January 1, 2010	50	—	50
Dividends	(1)	—	(1)
Exchange and other adjustments	(1)	—	(1)

At December 31, 2010	48	—	48

Impairment

At January 1, and December 31, 2010	(5)	—	(5)

Year ended December 31, 2011
Cost
At January 1, 2011	48	—	48
Additions	11	31	42
Share of profit/(loss)	2	(1)	1
Dividends	(1)	—	(1)

At December 31, 2011	60	30	90

Impairment
At January 1, 2011	(5)	—	(5)
Impairment reversal (see below)	2	—	2

At December 31, 2011	(3)	—	(3)

Net book value at December 31, 2011	57	30	87

Net book value at December 31, 2010	43	—	43

Net book value at January 1, 2010	45	—	45

The impairment reversal arose in the Americas region.

The following table summarizes the financial information of the Group’s associates and joint ventures:

	Associates		Joint ventures		Total
	2011	2010	2011	2010	2011	2010
	($ million)
Share of statement of financial position
Current assets	9	5	3	—	12	5
Non-current assets	70	62	27	—	97	62
Current liabilities	(7)	(9)	—	—	(7)	(9)
Non-current liabilities	(15)	(15)	—	—	(15)	(15)

Net assets	57	43	30	—	87	43

Share of revenue and profit
Revenue	28	26	—	—	28	26
Profit/(loss)	2	—	(1)	—	1	—

Related party transactions
Revenue from related parties	5	4	—	—	5	4
Amounts owed by related parties	1	1	—	—	1	1
Loans from related parties	(2)	—	—	—	(2)	—

The above comprises investments in six associates (2010 five) and two jointly controlled entities (2010 nil) at December 31, 2011. The most significant investments are a 30% associate holding in President Hotel and Tower Co Ltd, the owner of the InterContinental Hotel Bangkok and the Holiday Inn Bangkok, and a 49% holding in BCRE IHG 180 Orchard Holdings LLC, a joint venture established to develop and build a multi-use property in Manhattan, New York, including a Hotel Indigo.

Note 15 — Other financial assets

	At December 31, 2011	At December 31, 2010
	($ million)
Non-current
Equity securities available-for-sale	112	87
Other	44	48

	156	135

Available-for-sale financial assets, which are included in the Consolidated statement of financial position at fair value, consist of equity investments in listed and unlisted shares. Of the total amount of equity investments at December 31, 2011, $15 million (2010 $3 million) were listed securities and $97 million (2010 $84 million) unlisted; $61 million (2010 $41 million) were denominated in US dollars, $23 million (2010 $17 million) in Hong Kong dollars and $28 million (2010 $29 million) in other currencies. Unlisted equity shares are mainly investments in entities that own hotels which the Group manages. The fair value of unlisted equity shares has been estimated using valuation guidelines issued by the British Venture Capital Association and is based on assumptions regarding expected future earnings. Listed equity share valuation is based on observable market prices. Dividend income from available-for-sale equity securities of $11 million (2010 $8 million, 2009 $7 million) is reported as other operating income and expenses in the Consolidated income statement.

Other financial assets consist of trade deposits and restricted cash. These amounts have been designated as “loans and receivables” and are held at amortized cost. A deposit of $37 million was made during the year to a hotel owner in connection with the renegotiation of a management contract. The deposit is non-interest-bearing and repayable at the end of the management contract, and is therefore held at its discounted value of $10 million; the discount will unwind to the income statement (financial income) over the period to repayment. Restricted cash of $27 million (2010 $42 million) relates to cash held in bank accounts which is pledged as collateral to insurance companies for risks retained by the Group.

The movement in the provision for impairment of other financial assets during the year is as follows:

	Year ended December 31, 2011	Year ended December 31, 2010
	($ million)
At January 1,	(26)	(25)
Provided — exceptional items	(3)	(1)
Reclassification	3	—
Amounts written off	1	—

At December 31	(25)	(26)

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

Note 16 — Inventories

	At December 31, 2011	At December 31, 2010
	($ million)
Finished goods	2	2
Consumable stores	2	2

	4	4

Note 17 — Trade and other receivables

	At December 31, 2011	At December 31, 2010
	($ million)
Trade receivables	299	292
Other receivables	28	32
Prepayments	42	47

	369	371

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

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is:

	At December 31, 2011	At December 31, 2010
	($ million)
Americas	170	163
Europe	69	70
Asia, Middle East and Africa	61	59
Greater China	27	32

	327	324

The aging of trade and other receivables, excluding prepayments, at the end of the reporting period is:

	At December 31, 2011			At December 31, 2010
	Gross	Provision	Net	Gross	Provision	Net
	($ million)
Not past due	201	(1)	200	197	(3)	194
Past due 1 to 30 days	73	(2)	71	75	(4)	71
Past due 31 to 180 days	59	(3)	56	66	(9)	57
Past due more than 180 days	40	(40)	—	44	(42)	2

	373	(46)	327	382	(58)	324

The movement in the provision for impairment of trade and other receivables during the year is as follows:

	Year ended December 31, 2011	Year ended December 31, 2010
	($ million)
At January 1,	(58)	(85)
Provided	(15)	(27)
Amounts written back	7	7
Amounts written off	20	47

At December 31,	(46)	(58)

Note 18 — Cash and cash equivalents

	At December 31, 2011	At December 31, 2010
	($ million)
Cash at bank and in hand	51	38
Short-term deposits	131	40

	182	78

Short-term deposits are highly liquid investments with an original maturity of three months or less, in various currencies.

Note 19 — Trade and other payables

	At December 31, 2011	At December 31, 2010
	($ million)
Current
Trade payables	126	113
Other tax and social security payable	35	35
Other payables	262	226
Accruals	284	348

	707	722

Non-current
Other payables	497	464

Trade payables are non-interest-bearing and are normally settled within an average of 45 days.

Other payables includes $578 million (2010 $531 million) relating to the future redemption liability of the Group’s loyalty program, of which $105 million (2010 $92 million) is classified as current and $473 million (2010 $439 million) as non-current.

Note 20 — Provisions

	Onerous management contracts	Litigation	Total
	($ million)
At January 1, 2010	65	—	65
Provided	3	22	25
Utilized	(58)		(58)

At December 31, 2010	10	22	32
Provided	1	—	1
Utilized	(8)	(11)	(19)

At December 31, 2011	3	11	14

	At December 31, 2011	At December 31, 2010
	($ million)
Analyzed as:
Current	12	30
Non-current	2	2

	14	32

The onerous management contracts provision relates to the unavoidable net cash outflows that are expected to be incurred under performance guarantees associated with certain management contracts. The non-current portion of the provision is expected to be utilized over the period to 2020.

The litigation provision was charged in the income statement as an exceptional item (see Note 5) and relates to an action brought against the Group in the Americas region. The balance of the provision was paid on March 22, 2012.

Note 21 — Financial risk management

Overview

The Group’s treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The treasury function does not operate as a profit center.

The treasury function seeks to reduce the financial risk of the Group and manages liquidity to meet all foreseeable cash needs. Treasury activities may include money market investments, spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options and forward rate agreements. One of the primary objectives of the Group’s treasury risk management policy is to mitigate the adverse impact of movements in interest rates and foreign exchange rates.

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

From time to time, foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.

A general strengthening of the US dollar (specifically a five cent fall in the sterling : US dollar rate) would increase the Group’s profit before tax by an estimated $3.3 million (2010 $3.5 million, 2009 $1.6 million) and decrease net assets by an estimated $10.4 million (2010 $5.6 million, 2009 $4.1 million). Similarly, a five cent fall in the euro : US dollar rate would reduce the Group’s profit before tax by an estimated $1.9 million (2010 $1.4 million, 2009 $0.7 million) and decrease net assets by an estimated $10.3 million (2010 $8.2 million, 2009 $4.5 million).

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25% and no more than 75% of net borrowings for each major currency. This is usually achieved through the use of interest rate swaps. Due to relatively low interest rates and the level of the Group’s debt, 100% of borrowings were fixed rate debt or had been swapped into fixed rate borrowings at December 31, 2011.

Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at December 31, 2011, a one percentage point rise in US dollar interest rates would increase the annual net interest charge by approximately $nil (2010 $nil, 2009 $0.8 million). A similar rise in euro and sterling interest rates would increase the annual net interest charge by approximately $nil (2010 $nil, 2009 $1.1 million) and $nil (2010 $nil, 2009 $nil), respectively.

Liquidity risk exposure

The treasury function ensures that the Group has access to sufficient funds to allow the implementation of the strategy set by the Board. At the year end, the Group had access to $1,049 million of undrawn committed facilities. Medium and long-term borrowing requirements are met through the $1.07 billion Syndicated Facility which expires in November 2016 and through the £250 million 6% bonds that are repayable on December 9, 2016. Short-term borrowing requirements are met from drawings under bilateral bank facilities.

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

At the year end, the Group had cash of $182 million which is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

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

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves totaling $1,085 million at December 31, 2011 (2010 $1,014 million). The structure is managed to maintain an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group maintains a conservative level of debt which is monitored on the basis of a cashflow leverage ratio, being net debt divided by EBITDA.

Hedging

Interest rate risk

The Group hedges its interest rate risk by taking out interest rate swaps to fix the interest flows on between 25% and 75% of its net borrowings in major currencies, although 100% of interest flows were fixed at December 31, 2011. At December 31, 2011, the Group held interest rate swaps (swapping floating for fixed) with notional principals of $100 million (2010 $100 million and €75 million). The Group designates its interest rate swaps as cash flow hedges (see Note 23 for further details).

Foreign currency risk

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either December 31, 2011 or December 31, 2010.

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

At December 31, 2011, the Group held currency swaps with a principal of $415 million (2010 $415 million) and short dated foreign exchange swaps with principals of €75 million (2010 €75 million and HK$70 million) (see Note 23 for further details). The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends were currency swaps with a principal of $415 million (2010 $415 million) and short dated foreign exchange swaps with principals of HK$nil (2010 HK$280 million) and €100 million (2010 €75 million).

Hedge effectiveness is measured at calendar quarter ends. No ineffectiveness arose in respect of either the Group’s cash flow or net investment hedges during the current or prior year.

Liquidity risk

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	($ million)
At December 31, 2011
Non-derivative financial liabilities:
Secured bank loans	5	—	—	—	5
£250m 6% bonds	23	23	456	—	502
Finance lease obligations	16	16	48	3,332	3,412
Unsecured bank loans	100	—	—	—	100
Trade and other payables	707	123	135	324	1,289
Provisions	12	1	1	—	14
Derivative financial liabilities:
Interest rate swaps	1	—	—	—	1
Forward foreign exchange contracts	(3)	—	—	—	(3)
Currency swaps — outflows	26	26	492	—	544
Currency swaps — inflows	(23)	(23)	(456)	—	(502)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	($ million)
At December 31, 2010
Non-derivative financial liabilities:
Secured bank loans	1	5	—	—	6
£250m 6% bonds	23	23	70	411	527
Finance lease obligations	16	16	48	3,348	3,428
Unsecured bank loans	201	—	—	—	201
Trade and other payables	722	118	137	336	1,313
Provisions	30	—	2	—	32
Derivative financial liabilities:
Interest rate swaps	4	1	—	—	5
Forward foreign exchange contracts	2	—	—	—	2
Currency swaps — outflows	26	26	77	441	570
Currency swaps — inflows	(23)	(23)	(70)	(411)	(527)

Cash flows relating to unsecured bank loans are classified according to the maturity date of the loan drawdown rather than the facility maturity date.

Interest rate swaps are expected to affect profit or loss in the same periods that the cash flows are expected to occur.

Credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk.

	At December 31, 2011	At December 31, 2010
	($ million)
Equity securities available-for-sale	112	87
Derivative financial instruments	3	—
Loans and receivables:
Cash and cash equivalents	182	78
Other financial assets	44	48
Trade and other receivables, excluding prepayments	327	324

	668	537

Fair values

The table below compares carrying amounts and fair values of the Group’s financial assets and liabilities.

	At December 31, 2011		At December 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
	($ million)
Financial assets
Equity securities available-for-sale* (Note 15)	112	112	87	87
Derivatives* (Note 23)	3	3	—	—
Loans and receivables:
Cash and cash equivalents (Note 18)	182	182	78	78
Other financial assets (Note 15)	44	44	48	48
Trade and other receivables, excluding prepayments (Note 17)	327	327	324	324

Financial liabilities
£250 million 6% bonds (Note 22)	(384)	(411)	(385)	(404)
Finance lease obligations (Note 22)	(209)	(268)	(206)	(217)
Other borrowings (Note 22)	(98)	(98)	(203)	(203)
Trade and other payables (Note 19)	(1,204)	(1,204)	(1,186)	(1,186)
Derivatives* (Note 23)	(39)	(39)	(44)	(44)
Provisions (Note 20)	(14)	(14)	(32)	(32)

*	Financial assets and liabilities which are measured at fair value.

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

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	At December 31, 2011				At December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Equity securities available-for-sale	15	—	97	112	3	—	84	87

Derivatives	—	3	—	3	—	—	—	—

Liabilities
Derivatives	—	(39)	—	(39)	—	(44)	—	(44)

There were no transfers between Level 1 and Level 2 fair value measurements during the year and no transfers into and out of Level 3.

The following table reconciles movements in instruments classified as Level 3 during the year:

	At December 31, 2011	At December 31, 2010
	($ million)	($ million)
At January 1,	84	69
Additions	1	4
Repaid	(3)	(5)
Valuation gains recognized in other comprehensive income	16	16
Impairment*	(1)	—

At December 31,	97	84

*	The impairment charge recognized in the income statement (see Note 5) also includes $2 million (2010 $1 million) of losses reclassified from equity.

The Level 3 equity securities relate to investments in unlisted shares which are valued by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment. A 10% increase in the average P/E ratio would result in a $5 million increase (2010 $4 million) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $5 million decrease (2010 $4 million) in the fair value of the investments.

Note 22 — Loans and other borrowings

	At December 31, 2011			At December 31, 2010
	Current	Non-current	Total	Current	Non-current	Total
	($ million)
Secured bank loans	5	—	5	1	4	5
Finance lease obligations	16	193	209	16	190	206
£250 million 6% bonds	—	384	384	—	385	385
Unsecured bank loans	—	93	93	1	197	198

Total borrowings	21	670	691	18	776	794

Denominated in the following currencies:
Sterling	—	384	384	—	385	385
US dollars	16	286	302	16	287	303
Euro	—	—	—	—	100	100
Other	5	—	5	2	4	6

	21	670	691	18	776	794

Secured bank loans

This New Zealand dollar mortgage (interest payable at 5.3%) is secured on the hotel property to which it relates.

Non-current amounts include $nil (2010 $4 million) repayable by instalments.

Finance lease obligations

Finance lease obligations, which relate to the 99-year lease (of which 94 years remain) on the InterContinental Boston, are payable as follows:

	At December 31, 2011		At December 31, 2010
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
	($ million)
Less than one year	16	16	16	16
Between one and five years	64	48	64	48
More than five years	3,332	145	3,348	142

	3,412	209	3,428	206
Less: amount representing finance charges	(3,203)	—	(3,222)	—

	209	209	206	206

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

Unsecured bank loans

Unsecured bank loans are borrowings under the Group’s Syndicated Facility and its short-term bilateral loan facilities. These facilities contain financial covenants and, as at the end of the reporting period, the Group was not in breach of these covenants, nor had any breaches or defaults occurred during the year. Borrowings under the facilities are classified as non-current when the facilities have more than 12 months to expiry. The Syndicated Facility comprises a $1.07 billion five-year revolving credit facility that matures in November 2016. This replaced a $1.6 billion five-year revolving facility (maturing in May 2013) in November 2011 following a successful refinancing of the facility.

Facilities provided by banks

	At December 31, 2011			At December 31, 2010
	Utilized	Unutilized	Total	Utilized	Unutilized	Total
	($ million)
Committed	105	970	1,075	205	1,400	1,605
Uncommitted	—	79	79	1	52	53

	105	1,049	1,154	206	1,452	1,658

	At December 31,
	2011	2010
	($ million)
Unutilized facilities expire:
Within one year	79	52
After two but before five years	970	1,400

	1,049	1,452

Utilized facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortized cost.

Note 23 — Derivative financial instruments

	At December 31,
	2011	2010
	($ million)
Currency swaps	39	38
Interest rate swaps	—	4
Forward foreign exchange contracts	(3)	2

	36	44

Analyzed as:
Current assets	(3)	—
Current liabilities	—	6
Non-current liabilities	39	38

	36	44

Derivatives are recorded at their fair values, estimated using discounted future cash flows taking into consideration interest and exchange rates prevailing on the last day of the reporting period.

Currency swaps

At December 31, 2011, the Group held currency swaps with a principal of $415 million (2010 $415 million). These swaps were transacted at the same time as the £250 million 6% bonds were issued in December 2009 in order to swap the bonds’ proceeds and interest flows into US dollars. Under the terms of the swaps, $415 million was borrowed and £250 million deposited for seven years at a fixed exchange rate of £1 = $1.66. The fair value of the currency swap comprises two components: $29 million (2010 $27 million) relating to the repayment of the underlying principal and $10 million (2010 $11 million) relating to interest payments. The element relating to the underlying principal is disclosed as a component of net debt (see Note 24). The currency swaps are designated as net investment hedges.

Interest rate swaps

At December 31, 2011, the Group held interest rate swaps with notional principals of $100 million (2010 $100 million and €75 million). These swaps are held to fix the interest payable on borrowings under the Syndicated Facility; at December 31, 2011, $100 million of US dollar borrowings were fixed at 1.99% until May 2012. The interest rate swaps have been designated as cash flow hedges.

Forward foreign exchange contracts

At December 31, 2011, the Group held short dated foreign exchange swaps with principals of €75 million (2010 €75 million and HK$70 million). The swaps are used to manage US dollar surplus cash and reduce euro borrowings whilst maintaining operational flexibility. The foreign exchange swaps have been designated as net investment hedges.

Note 24 — Net debt

	At December 31, 2011	At December 31, 2010
	($ million)
Cash and cash equivalents	182	78
Loans and other borrowings — current	(21)	(18)
Loans and other borrowings — non-current	(670)	(776)
Derivatives hedging debt values (Note 23)	(29)	(27)

Net debt	(538)	(743)

	Year ended December 31, 2011	Year ended December 31, 2010
	($ million)
Movement in net debt
Net increase in cash and cash equivalents	107	51
Add back cash flows in respect of other components of net debt:
Decrease in borrowings	119	292

Decrease in net debt arising from cash flows	226	343
Non-cash movements:
Finance lease obligations	(3)	(2)
Exchange and other adjustments	(18)	8

Decrease in net debt	205	349
Net debt at beginning of the year	(743)	(1,092)

Net debt at end of the year	(538)	(743)

Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group’s £250 million 6% bonds at $415 million. An equal and opposite exchange adjustment on the retranslation of the £250 million 6% bonds is included in non-current loans and other borrowings.

Note 25 — Deferred tax

	Property, plant and equipment	Deferred gains on loan notes	Losses	Employee benefits	Intangible assets	Other short-term temporary differences	Total
	($ million)
At January 1, 2010	189	151	(146)	(35)	31	(167)	23
Income statement	24	(3)	(12)	11	6	(9)	17
Statement of comprehensive income	—	—	—	(22)	—	(2)	(24)
Statement of changes in equity	—	—	—	—	—	(12)	(12)
Exchange and other adjustments	(8)	(4)	8	(1)	(2)	(1)	(8)

At December 31, 2010	205	144	(150)	(47)	35	(191)	(4)
Income statement	19	(7)	17	—	1	29	59
Statement of comprehensive income	—	—	—	(12)	—	1	(11)
Statement of changes in equity	—	—	—	—	—	9	9
Exchange and other adjustments	(3)	—	—	—	2	(1)	(2)

At December 31, 2011	221	137	(133)	(59)	38	(153)	51

	At December 31, 2011	At December 31, 2010
	($ million)
Analyzed as:
Deferred tax assets	(106)	(88)
Deferred tax liabilities	97	84
Liabilities held for sale	60	—

	51	(4)

Deferred gains on loan notes includes $55 million (2010 $55 million) which is expected to fall due for payment in 2016.

The deferred tax asset recognized in respect of losses of $133 million (2010 $150 million) includes $104 million (2010 $113 million) in respect of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and $29 million (2010 $37 million) in respect of revenue tax losses. Deferred tax assets of $44 million (2010 $88 million) are recognized in relation to legal entities which suffered a tax loss in the current or preceding period. These assets are recognized based upon future taxable profit forecasts for the entities concerned.

Tax losses with a net tax value of $358 million (2010 $411 million), including capital losses with a value of $134 million (2010 $148 million), have not been recognized. These losses may be carried forward indefinitely with the exception of $11 million which expires after five years and $1 million which expires after six years (2010 $16 million which expires after six years). Deferred tax assets with a net tax value of $29 million (2010 $15 million) in respect of employee benefits, up to $34 million (2010 $nil) in respect of foreign tax credits and $52 million (2010 $5 million) in respect of other items have not been recognized. These losses and other deferred tax assets have not been recognized as the Group does not currently anticipate being able to offset these against future profits or gains in order to realize any economic benefit in the foreseeable future. However, future benefits may arise as a result of resolving tax uncertainties, or as a consequence of case law and legislative developments which make the value of assets more certain.

At December 31, 2011 the Group has not provided deferred tax in relation to temporary differences associated with post-acquisition undistributed earnings of subsidiaries as the Group is in a position to control the timing of reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. Following the introduction of a UK dividend exemption regime, the tax which would arise upon reversal of the temporary differences is not expected to exceed $20 million (2010 $20 million).

Other short-term temporary differences relate primarily to provisions and accruals and share-based payments.

Note 26 — Share-based payments

Annual Bonus Plan

The IHG Annual Bonus Plan (“ABP”) enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of deferred shares. The deferred shares are released on the third anniversary of the award date. Under the terms of the current plans, a fixed percentage of the bonus is awarded in the form of shares with no voluntary deferral and no matching shares. The awards in all of the plans are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. Participation in the ABP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 528,213 shares (2010 nil, 2009 1,058,734) were awarded to participants. In 2009 this number included 228,000 shares awarded as part of recruitment terms or for one-off individual performance-related awards.

Long Term Incentive Plan

The Long Term Incentive Plan (“LTIP”) allows Executive Directors and eligible employees to receive share awards, subject to the achievement of performance conditions, set by the Remuneration Committee, which are normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 3,257,364 (2010 2,602,773, 2009 5,754,548) shares were awarded to employees under the plan. The plan provides for the grant of “nil cost options” to participants as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2011 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 4, 2015.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan is available to all UK employees (including Executive Directors) employed by participating Group companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2011 and no options were granted in the year under the plan.

US Employee Stock Purchase Plan

The US Employee Stock Purchase Plan will allow eligible employees resident in the United States an opportunity to acquire Company American Depositary Shares (“ADS”s) on advantageous terms. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during 2011 and at December 31, 2011 no options had been granted under the plan.

Former Six Continents Share Schemes

Under the terms of the Separation of Six Continents PLC in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG shares. As a result of this exchange, 23,195,482 shares were put under option at prices ranging from 308.5 pence to 593.3 pence. The exchanged options were immediately exercisable and are not subject to performance conditions. During 2011, 397,943 (2010 1,016,572) such options were exercised and 45,655 (2010 82,076) lapsed, leaving a total of 458,814 (2010 902,412) such options outstanding at prices ranging from 308.5 pence to 434.2 pence. The latest date that any options may be exercised is October 3, 2012.

The Group recognized a cost of $25 million (2010 $32 million, 2009 $22 million) in operating profit and $nil (2010 $1 million, 2009 $2 million) within exceptional administrative expenses related to equity-settled share-based payment transactions during the year, net of amounts borne by the System Fund.

The aggregate consideration in respect of ordinary shares issued under option schemes during the year was $8 million (2010 $19 million, 2009 $11 million).

The following table sets forth awards and options granted during 2011. No awards were granted under the Executive Share Option Plan, Sharesave Plan or US Employee Stock Purchase Plan during the year.

	ABP	LTIP
Number of shares awarded in 2011	528,213	3,257,364

The Group uses separate option pricing models and assumptions depending on the plan. The following tables set forth information about options granted in 2011, 2010 and 2009:

2011	ABP	LTIP
Valuation model	Binomial	Monte Carlo Simulation and Binomial
Weighted average share price (pence)	1,415.0	1,281.0
Expected dividend yield	2.14%	2.78%
Risk-free interest rate		1.88%
Volatility*		39%
Term (years)	3. 0	3.0

2010	LTIP
Valuation model	Monte Carlo Simulation and Binomial
Weighted average share price (pence)	1,033.0
Expected dividend yield	3.10%
Risk-free interest rate	1.83%
Volatility*	41%
Term (years)	3.0

2009	ABP	LTIP
Valuation model	Binomial	Monte Carlo Simulation and Binomial
Weighted average share price (pence)	454.0	612.0
Expected dividend yield	4.89%	5.26%
Risk-free interest rate		2.11%
Volatility*		43%
Term (years)	3.0	3.0

*	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Movements in the awards and options outstanding under the schemes are as follows:

	ABP	LTIP
	Number of shares	Number of shares
	(thousands)
Outstanding at January 1, 2009	1,289	11,153
Granted	1,059	5,755
Vested	(434)	(3,124)
Lapsed or canceled	(60)	(1,518)

Outstanding at December 31, 2009	1,854	12,266
Granted	—	2,603
Vested	(580)	(1,500)
Lapsed or canceled	—	(2,027)

Outstanding at December 31, 2010	1,274	11,342
Granted	528	3,257
Vested	(702)	(3,454)
Lapsed or canceled	(150)	(2,115)

Outstanding at December 31, 2011	950	9,030

Fair value of awards granted during the year (cents)
At December 31, 2011	2,141.1	819.7
At December 31, 2010	N/A *	1,181.9
At December 31, 2009	735.6	414.1
Weighted average remaining contract life (years)
At December 31, 2011	0.9	1.0
At December 31, 2010	0.7	1.0
At December 31, 2009	1.3	1.3

*	No awards were granted during the year.

The above awards do not vest until the performance and service conditions have been met.

	Sharesave Plan			Executive Share Option Plan
	Number of shares	Range of option prices	Weighted average option price	Number of Shares	Range of option prices	Weighted average option price
	(thousands)	(pence)	(pence)	(thousands)	(pence)	(pence)
Outstanding at January 1, 2009	49	420.5	420.5	7,635	308.5-619.8	486.3
Exercised	(48)	420.5	420.5	(1,518)	308.5-619.8	496.2
Lapsed or canceled	(1)	420.5	420.5	(247)	438.0-619.8	509.9

Outstanding at December 31, 2009	—	—	—	5,870	308.5-619.8	482.8
Exercised	—	—	—	(2,497)	349.1-619.8	478.6
Lapsed or canceled	—	—	—	(82)	349.1	349.1

Outstanding at December 31, 2010	—	—	—	3,291	308.5-619.8	489.3
Exercised	—	—	—	(1,075)	308.5-619.8	476.5
Lapsed or canceled	—	—	—	(46)	422.8	422.8

Outstanding at December 31, 2011	—	—	—	2,170	308.5-619.8	497.0

Options exercisable	—	—	—
At December 31, 2011				2,170	308.5-619.8	497.0

At December 31, 2010	—	—	—	3,291	308.5-619.8	489.3

At December 31, 2009	—	—	—	5,870	308.5-619.8	482.8

Included within the options outstanding under the Executive Share Option Plan are options over 458,814 (2010 902,412, 2009 2,001,060) shares that have not been recognized in accordance with IFRS 2 as the options were granted on or before November 7, 2002. These options, relating to former Six Continents share schemes, have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

The weighted average share price at the date of exercise for share options vested during the year was 1,265.9 pence. The closing share price on December 31, 2011 was 1,157.0 pence and the range during the year was 955.0 pence to 1,435.0 pence per share.

Summarized information about options outstanding at December 31, 2011 under the share option schemes is as follows:

	Options outstanding and exercisable
	Number outstanding	Weighted average remaining contract life	Weighted average option price
	(thousands)	(years)	(pence)
Range of exercise prices (pence)
Executive Share Option Plan
308.5	4	0.8	308.5
434.2 to 494.2	1,745	1.6	467.8
619.8	421	3.3	619.8

	2,170	1.9	497.0

Note 27 — Operating leases

During the year ended December 31, 2011, $64 million (2010 $53 million, 2009 $51 million) was recognized as an expense in the Consolidated income statement in respect of operating leases, net of amounts borne directly by the System Fund. The expense includes contingent rents of $18 million (2010 $8 million, 2009 $7 million).

Future minimum lease payments under non-cancelable operating leases are as follows:

	At December 31, 2011	At December 31, 2010
	($ million)
Due within one year	46	50
One to two years	41	40
Two to three years	32	36
Three to four years	23	31
Four to five years	21	25
More than five years	255	323

	418	505

In addition, in certain circumstances the Group is committed to making additional lease payments that are contingent on the performance of the hotels that are being leased.

The average remaining term of these leases, which generally contain renewal options, is approximately 19 years (2010 21 years). No material restrictions or guarantees exist in the Group’s lease obligations.

Total future minimum rentals expected to be received under non-cancelable sub-leases are $14 million (2010 $17 million).

Note 28 — Capital and other commitments

	At December 31, 2011	At December 31, 2010
	($ million)
Contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Consolidated Financial Statements	14	14

The Group has also committed to invest up to $60 million in two investments accounted for under the equity method of which $36 million had been spent at December 31, 2011.

Note 29 — Contingencies

	At December 31, 2011	At December 31, 2010
	($ million)
Contingent liabilities not provided for in the Consolidated Financial Statements	8	1

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. The maximum unprovided exposure under such guarantees is $42 million at December 31, 2011 (2010 $90 million).

As of December 31, 2011, the Group had outstanding letters of credit of $51 million (2010 $54 million) mainly relating to self insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2011, there were no such guarantees in place (2010 $nil).

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

Note 30 — Related party disclosures

	Year ended December 31,
	2011	2010	2009
	($ million)
Total compensation of key management personnel
Short-term employment benefits	18.8	13.6	9.8
Post-employment benefits	0.8	0.6	0.6
Termination benefits	1.4	—	0.8
Equity compensation benefits	8.1	9.4	9.5

	29.1	23.6	20.7

There were no other transactions with key management personnel during the years ended December 31, 2011, 2010 or 2009.

Related party disclosures for associates and joint ventures are included in Note 14.

Key management personnel comprises the Board and Executive Committee.

Note 31 — System Fund

The Group operates a System Fund (the “Fund”) to collect and administer assessments and contributions from hotel owners for specific use in marketing, the Priority Club Rewards loyalty program and the global reservation system. The Fund and loyalty program are accounted for in accordance with the accounting policies set out on page F-21.

The following information is relevant to the operation of the Fund:

	Year ended December 31,
	2011	2010	2009
	($ million)
Income:*
Assessment fees and contributions received from hotels	1,025	944	875
Proceeds from sale of Priority Club Rewards points	128	106	133
Key elements of expenditure:*
Marketing	203	170	165
Priority Club	232	250	210
Payroll costs	182	167	152
Net surplus/(deficit) for the year*	19	(51)	43
Interest payable to the Fund	1	2	2

*	Not included in the Consolidated income statement in accordance with the Group’s accounting policies.

The payroll costs above relate to 3,885 (2010 3,927, 2009 4,019) employees whose costs are borne by the Fund.

The following liabilities relating to the Fund are included in the Consolidated statement of financial position:

	Year ended December 31,
	2011	2010	2009
	($ million)
Cumulative short-term net surplus	39	20	71
Loyalty program liability	578	531	470

	617	551	541

The net change in the loyalty program liability and Fund surplus contributed an inflow of $66 million (2010 $10 million, 2009 $42 million) to the Group’s cash flow from operations.

INTERCONTINENTAL HOTELS GROUP PLC

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Additions charged to costs and expenses	Exchange differences	Deductions	Balance at end of period
	($ million)
Year ended December 31, 2011
Provisions for bad and doubtful debts	58	15	—	(27)	46
Year ended December 31, 2010
Provisions for bad and doubtful debts	85	27	—	(54)	58
Year ended December 31, 2009
Provisions for bad and doubtful debts	110	34	—	(59)	85

S-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

By:	/s/ Tom Singer
	Name:	Thomas Singer
	Title:	Chief Financial Officer

Date: March 29, 2012