Form 20-F
period 2012-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2013-03-26
CIK 858446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10409

InterContinental Hotels Group PLC

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Broadwater Park,

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of 14 194/329 pence each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 14 194/329 pence each	268,325,071

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

•

“ADS” refers to an American Depositary Share, being a registered negotiable security, listed on the New York Stock Exchange, representing one InterContinental Hotels Group PLC ordinary share of 14 194/329 pence each;

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

•

“Group” or “IHG” refers to InterContinental Hotels Group PLC and its subsidiaries or, where appropriate, InterContinental Hotels Limited or Six Continents Limited and their subsidiaries as the context requires;

•	“Hotels” refers to the hotels business of the Group;

•

“ordinary share” or “share” refers, from June 4, 2007 until October 8, 2012 to the ordinary shares of 13 29/47 pence each in the Company; and following October 9, 2012 to the ordinary shares of 14 194/329 pence each in the Company;

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

The following are some of the service marks owned by Group companies: IHG®, INTERCONTINENTAL®, INTERCONTINENTAL ALLIANCE®, HUALUXE™, CROWNE PLAZA®, HOTEL INDIGO®, EVEN™, HOLIDAY INN®, HOLIDAY INN EXPRESS®, HOLIDAY INN RESORTS®, HOLIDAY INN CLUB VACATIONS®, STAYBRIDGE SUITES®, CANDLEWOOD SUITES®, PRIORITY CLUB®, HOLIDEX®, and GREEN ENGAGE®.

References in this document to the “Companies Act” mean the Companies Act 2006 of Great Britain; references in this document to the “EU” mean the European Union; references in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland; references in this document to “US” refer to the United States of America.

The Company publishes its Consolidated Financial Statements expressed in US dollars.

In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency. Solely for convenience, this Annual Report on Form 20-F contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. The noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on March 21, 2013 was £1.00 = $1.5180. For further information on exchange rates please refer to page F-23.

The Company’s fiscal year ends on December 31. The December 31 fiscal year end is in line with the calendar accounting year ends of the majority of comparable US and European hotel companies. IHG will continue to report on a December 31 fiscal year-end basis, as the Group believes this facilitates more meaningful comparisons with other key participants in the industry. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, references to the year ended December 31, 2012 are shown as 2012 and references to the year ended December 31, 2011 are shown as 2011, unless otherwise specified, and references to other fiscal years are shown in a similar manner.

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

As explained in Note 2 of the Notes to the Consolidated Financial Statements an internal reorganization during 2011 resulted in a change to the Group’s reportable segments. Comparatives have been restated to show the segmental information on a consistent basis.

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

The Company furnishes JPMorgan Chase Bank, N.A., as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Consolidated Financial Statements are prepared on the basis of IFRS. The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by registered holders of ADRs and mails to all registered holders of ADRs voting instruction cards with specific reference to the section of the Company’s website on which such notices, reports and communications can be viewed. During 2012, the Company reported interim financial information at June 30, 2012 in accordance with the Listing Rules of the UK Listing Authority. In addition, it provided quarterly financial information at March 31, 2012 and at September 30, 2012. During fiscal 2013, the Company intends to report interim financial statements for a time period of six months. For each of the first quarter and third quarter, the Company intends to release interim management statements and publish supplementary data for rooms and revenue per available room (“RevPAR”). The Consolidated Financial Statements may be found on the Company’s website at www.ihgplc.com.

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

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks of political and economic developments; the risk of events that adversely impact domestic or international travel; the risks of the hotel industry supply and demand cycle; the risks of dependence on a wide range of external stakeholders and business partners; the risks related to identifying, securing and retaining franchise and management agreements; the risks in relation to changing technology and systems; the risks associated with the Group’s reliance on the reputation of its brands and the protection of its intellectual property rights; the risks associated with the Group’s reliance on its proprietary reservations system and the risk of failures in the system and increased competition in reservations infrastructure; the risks related to information security and data privacy; the risks associated with safety, security and crisis management; the need to find people with the right skills and capability to manage growth and change; the risks of non-compliance with existing and changing regulations across numerous countries, territories and jurisdictions; the risk of litigation; the risks related to corporate responsibility; the risks related to the Group’s ability to borrow and satisfy debt covenants; the funding risks in relation to the defined benefits under its pension plans and the risks associated with difficulties the Group may face insuring its business.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial data set forth below for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”), and is derived from the Consolidated Financial Statements of the Group which have been audited by its independent registered public accounting firm, Ernst & Young LLP.

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

Consolidated income statement data

	Year ended December 31,
	2012	2011	2010	2009	2008
	($ million, except earnings per ordinary share)
Revenue*	1,835	1,768	1,628	1,538	1,897

Total operating profit before exceptional operating items*	614	559	444	363	549
Exceptional operating items*	(4)	57	(7)	(373)	(132)

Total operating profit/(loss)*	610	616	437	(10)	417
Financial income	3	2	2	3	12
Financial expenses	(57)	(64)	(64)	(57)	(113)

Profit/(loss) before tax	556	554	375	(64)	316

Tax:
On profit before exceptional items	(153)	(120)	(98)	(15)	(101)
On exceptional operating items	1	(4)	1	112	17
Exceptional tax credit	141	43	—	175	25

	(11)	(81)	(97)	272	(59)

Profit after tax	545	473	278	208	257
Gain on disposal of discontinued operations, net of tax	—	—	2	6	5

Profit for the year	545	473	280	214	262

Attributable to:
Equity holders of the parent	544	473	280	213	262
Non-controlling interest	1	—	—	1	—

Profit for the year	545	473	280	214	262

Earnings per ordinary share:
Continuing operations:
Basic	189.5¢	163.7¢	96.5¢	72.6¢	89.5¢
Diluted	186.3¢	159.8¢	93.9¢	70.2¢	86.8¢

Total operations:
Basic	189.5¢	163.7¢	97.2¢	74.7¢	91.3¢
Diluted	186.3¢	159.8¢	94.6¢	72.2¢	88.5¢

*	Relates to continuing operations.

Consolidated statement of financial position data

	At December 31,
	2012	2011	2010	2009	2008
	($ million, except number of shares)
Goodwill and intangible assets	447	400	358	356	445
Property, plant and equipment	1,056	1,362	1,690	1,836	1,684
Investments and other financial assets	239	243	178	175	195
Retirement benefit assets	99	21	5	12	40
Non-current tax receivable	24	41	—	—	—
Deferred tax assets	204	106	88	95	—
Current assets	660	578	466	419	544
Non-current assets classified as held for sale	534	217	—	—	210

Total assets	3,263	2,968	2,785	2,893	3,118

Current liabilities	780	860	943	1,040	1,141
Long-term debt	1,242	670	776	1,016	1,334
Net assets	317	555	278	156	1
Equity share capital	179	162	155	142	118
IHG shareholders’ equity	308	547	271	149	(6)

Number of shares in issue at period end (millions)	268	290	289	287	286

Dividends

InterContinental Hotels Group PLC paid an interim dividend of 21.0 cents per ADS (equivalent to 13.5 pence per share at the closing exchange rate on August 3, 2012) on September 28, 2012. A special dividend of $1.72 per ADS (equivalent to 108.4 pence per share at the closing exchange rate on September 11, 2012) was paid on October 22, 2012. The Board has proposed a final dividend of 43.0 cents per ADS (equivalent to 27.7 pence per share at the closing exchange rate on February 15, 2013), payable on May 31, 2013, if approved by shareholders at the Annual General Meeting to be held on May 24, 2013, bringing the total IHG dividend, excluding the special dividend, for the year ended December 31, 2012 to 64.0 cents per ADS (equivalent to 41.2 pence per share).

The table below sets forth the amounts of interim, final and total dividends on each ordinary share in respect of each fiscal year indicated. Below are also details of the special dividend paid in 2012. In respect of the interim and final dividends for each of 2008, 2009, 2010, 2011 and 2012 such amounts are translated from US dollars into sterling at the prevailing exchange rate immediately prior to their announcement.

Ordinary dividend

	Pence per ordinary share			Cents per ADS
	Interim	Final	Total	Interim	Final	Total
Year ended December 31,
2008*	6.40	20.20	26.60	12.2	29.2	41.4
2009	7.30	18.70	26.00	12.2	29.2	41.4
2010	8.00	22.00	30.00	12.8	35.2	48.0
2011	9.80	24.70	34.50	16.0	39.0	55.0
2012	13.50	27.70	41.20	21.0	43.0	64.0

*	IHG changed the reporting currency of its Group Consolidated Financial Statements from sterling to US dollars effective from the interim results as at June 30, 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling immediately before announcement.

Special dividend

	Pence per ordinary share	Cents per ADS
Year ended December 31,
2012	108.40	172.00

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

The Group is exposed to the risks of political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation, availability of credit and currency fluctuations that could lower revenues and reduce income. The current outlook for 2013 may worsen due to escalating impacts of the US “fiscal cliff”, change in leadership in China, uncertainty in the Eurozone and ongoing unrest in the Middle East. In addition to trading conditions, the economic outlook also affects the availability of capital to current and potential owners which could impact existing operations and health of the pipeline. A recession reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities.

This may result in deterioration of results of operations and potentially reduce the value of properties in affected economies. The owners or potential owners of hotels franchised or managed by the Group face similar risks which could adversely impact the Group’s ability to retain and secure franchise or management agreements. More specifically, the Group is highly exposed to the US market and, accordingly, is particularly susceptible to adverse changes in the US economy as well as the US dollar.

The Group is exposed to the risk of events that adversely impact domestic or international travel

The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics, travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters, resulting in reduced worldwide travel or other local factors impacting individual hotels. A decrease in the demand for hotel rooms as a result of such events may have an adverse impact on the Group’s operations and financial results. In addition, inadequate contingency planning or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently impact the value of the brands and/or the reputation of the Group.

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

The Group is dependent upon a wide range of external stakeholders and business partners

The Group is dependent upon the performance, behaviors and reputation of a wide range of business partners and external stakeholders including, but not limited to, owners, contractors, lenders, suppliers, vendors, joint venture partners, agents, third-party intermediaries and other business partners. Further, the number and complexity of interdependencies with stakeholders is evolving. Breakdown in relationships, poor vendor performance, stakeholder behaviors or adverse reputations could impact on the Group’s performance and competitiveness, guest experiences or the reputation of the Group or its brands.

The Group is exposed to a variety of risks related to identifying, securing and retaining franchise and management agreements

The Group’s growth strategy depends on its success in identifying, securing and retaining franchise and management agreements. This is an inherent risk for the hotel industry and franchise business model. Competition with other hotel companies may generally reduce the number of suitable franchise, management and investment opportunities offered to the Group and increase the bargaining position of property owners seeking to become a franchisee or engage a manager. The terms of new franchise or management agreements may not be as favorable as current arrangements; and the Group may not be able to renew existing arrangements on similarly favorable terms, or at all.

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the Group’s system or to secure management contracts. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance may all restrict the supply of suitable hotel development opportunities under franchise or management agreements. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group including, for example, the unwillingness of franchisees to support brand improvement initiatives. This could result in franchisees prematurely terminating contracts which would adversely impact overall system size and the Group’s financial performance.

The Group is exposed to inherent risks in relation to changing technology and systems

The Group is reliant upon certain technologies, systems and platforms for the running of its business, particularly those which are highly integrated with business operational processes. Some of these are dependent upon the products and services of third-party technology providers. The failure of any such third-party provider to provide products and/or perform services could materially adversely impact the Group’s business.

The Group may also have to make substantial additional investments in new technologies or systems to remain competitive. Failing to keep pace with developments in technologies or systems may put the Group at a competitive disadvantage. The technologies or systems that the Group chooses may not be commercially successful or the technology or system strategy employed may not be sufficiently aligned with the needs of the business or responsive to changes in business strategy. As a result, the Group could adversely affect guest experiences, lose customers, fail to attract new customers, incur substantial costs or face other losses.

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights

Any event that materially damages the reputation of one or more of the Group’s existing or new brands and/or fails to sustain the appeal of the Group’s existing or new brands to its customers may have an adverse impact on the value of that brand and subsequent revenues from that brand or business.

In particular, where the Group is unable to enforce adherence to its safety or operating and quality standards, or the significant regulations applicable to hotel operations, pursuant to its franchise and management contracts, there may be further adverse impact upon brand reputation or customer perception and therefore the value of the Group’s brands.

In addition, the value of the Group’s brands is influenced by a number of other factors, some of which may be outside the Group’s control, including commoditization (whereby price and/or quality becomes relatively more important than brand identifications due, in part, to the increased prevalence of travel comparison websites and online travel agents), consumer preference and perception, or other factors affecting consumers’ willingness to purchase goods and services provided by the Group.

Given the importance of brand recognition to the Group’s business, the protection of its intellectual property poses a risk due to the variability and change of controls, laws and effectiveness of enforcement globally. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group’s brands and its ability to develop the business.

The Group is reliant upon its proprietary reservations system and is exposed to the risk of failures in the system and increased competition in reservations infrastructure

The value of the Group’s brands is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservations system, a central repository of the Group’s hotel room inventories linked electronically to multiple sales channels including the Group’s own websites, call centers and hotels, third party intermediaries and travel agents.

Lack of resilience and operational availability and/or the failure of a third-party technology provider could lead to prolonged service disruption and may result in significant business interruption, impact the guest booking experience and subsequently impact on revenues. Lack of investment in these systems may also result in reduced capability, stability and ability to compete. Additionally, failure to maintain an appropriate technology strategy and select the right technology partners could erode the Group’s long-term competitiveness.

The Group is exposed to the risks related to information security and data privacy

The Group is increasingly dependent upon the availability, integrity and confidentiality of information including but not limited to, guest and employee credit card, financial and personal data, business performance, financial reporting and commercial development. This information is sometimes held in different formats such as digital, paper, voice and video and could be stored in many places including facilities managed by third-party service providers.

The threats towards the Group’s information are dynamic including cyber attacks, fraudulent use, loss or misuse by employees and breaches of the Group’s vendors’ security arrangements amongst others. The legal and regulatory environment and requirements set out by the payment card industry surrounding information security and data privacy across the many jurisdictions in which the Group operates are constantly evolving. If the Group fails to appropriately protect information and ensure relevant controls are in place to enable the release of information through the appropriate channels in a timely and accurate manner, system performance, guest experiences and the reputation of the Group may be adversely affected. This can lead to revenue losses, fines, penalties and other additional costs, including legal fees.

The Group is exposed to a variety of risks associated with safety, security and crisis management

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include but are not limited to exceptional events such as extreme weather, civil or political unrest, violence and terrorism, serious and organized crime, fraud, employee dishonesty, cyber crime, fire and day-to-day accidents, incidents and petty crime which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation and impact reputation. Serious incidents or a combination of events could escalate into a crisis which if managed poorly could further expose the Group and its brands to significant adverse reputational damage.

The Group requires the right people, skills and capability to manage growth and change

In order to remain competitive, the Group must employ the right people. This includes hiring and retaining highly skilled employees with particular expertise or leadership capability. The implementation of the Group’s strategic business plans could be undermined by failure to build resilient corporate culture, failure to recruit or retain key personnel, unexpected loss of key senior employees, failures in the Group’s succession planning and incentive plans, or a failure to invest in the development of key skills.

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

The Group is required to comply with existing and changing regulations across numerous countries, territories and jurisdictions

Governmental regulations affect countless aspects of the Group’s business ranging from corporate governance, health and safety, environmental, bribery and corruption, employment law and diversity, disability access, relationships, data privacy and information protection, financial, accounting and tax.

Regulatory changes may require significant changes in the way the business operates and may inhibit the strategy including the markets the Group operates in, brand protection, and use or transmittal of customer data. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of license to operate or reputation damage.

The Group is exposed to the risk of litigation

Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation.

In addition, the Group could be at risk of litigation from many parties, including but not limited to, guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of hotels it manages. Claims filed in the US may include requests for punitive damages as well as compensatory damages. Unfavorable outcomes of claims or proceedings could have a material impact on the Group’s results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands.

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

The Group is exposed to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants

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

In practice, contribution rates are agreed between the Group and the trustees on actuarial advice, and are set for three-year terms. The funding implications of the last actuarial review are disclosed in the Notes to the Consolidated Financial Statements on pages F-30 to F-35.

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

SUMMARY

Group overview

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts (“InterContinental”), Crowne Plaza Hotels & Resorts (“Crowne Plaza”), Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations) (“Holiday Inn”), Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. At December 31, 2012, the Group had 4,602 franchised, managed, owned and leased hotels and 675,982 guest rooms in nearly 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards (the Group announced on March 26, 2013 that it will be enhancing and renaming the Priority Club Rewards program as “IHG Rewards Club” from July 2013).

In the first quarter 2012, the Group launched two new brands. EVEN Hotels (“EVEN”) is aimed at business and leisure travelers who are looking for a wellness experience in a hotel stay at a mainstream price point. HUALUXE Hotels & Resorts (“HUALUXE”) is the first international upscale hotel brand designed specifically for Chinese guests, to take advantage of both the supply and demand side opportunities the Group sees in China.

The Group’s revenue and earnings are derived from hotel operations, which include franchise and other fees paid under franchise agreements, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and operation of the Group’s owned and leased hotels.

At March 21, 2013, InterContinental Hotels Group PLC had a market capitalization of approximately £5.3 billion, and was included in the FTSE 100, a list of the 100 largest companies by market capitalization on the London Stock Exchange.

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

On April 15, 2003, following shareholder and regulatory approval, Six Continents PLC (as it then was) separated into two new listed groups, InterContinental Hotels Group PLC (as it then was) comprising the Hotels and Soft Drinks businesses and Mitchells & Butlers plc comprising a retail and standard commercial property developments business.

The Group disposed of its interests in the Soft Drinks business by way of an initial public offering (“IPO”) of Britvic, a manufacturer and distributor of soft drinks in the United Kingdom, in December 2005.

Following separation, the Group has undertaken an asset disposal program realizing, by the end of 2010, proceeds of $5.6 billion from the sale of 185 hotels. Of these 185 hotels, 166 remained in the Group’s system through either franchise or management agreements. The asset disposal program has significantly reduced the capital requirements of the Group whilst largely retaining the hotels in the Group’s system.

A small number of hotels have been sold since the end of 2010 and at December 31, 2012, there were two hotels, the InterContinental New York Barclay and the InterContinental London Park Lane that were classified as held for sale. On February 19, 2013, the Company announced that the disposal process for InterContinental London Park Lane had commenced, and was continuing for InterContinental New York Barclay.

Recent acquisitions and dispositions

During 2012, the Group sold its interest in a hotel in the Europe region for a total consideration of $5 million. During 2011, the Group disposed of the Holiday Inn Burswood in Australia for $71 million, the Hotel Indigo San Diego for $55 million and two other hotels in North America for $17 million. During 2010, the Group disposed of the Holiday Inn Lexington for $5 million and the InterContinental Buckhead, Atlanta for $105 million.

The Group also divested a number of investments for total proceeds of $4 million, $15 million and $17 million in 2012, 2011 and 2010, respectively. In 2010, a loan repayment of $11 million was also received.

Capital expenditure in 2012 totaled $133 million compared with $194 million in 2011 and $95 million in 2010.

At December 31, 2012 capital committed, being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Consolidated Financial Statements, totaled $81 million. The Group has also committed to invest up to $60 million in two joint venture arrangements of which $37 million had been spent at December 31, 2012.

Return of funds

Since March 2004, the Group has returned over £3.9 billion of funds to shareholders by way of special dividends, share repurchase programs and capital returns (see table below).

On August 7, 2012, the Company announced a $1 billion (£640 million) return of funds to shareholders, split between a $0.5 billion (£320 million) special dividend with share consolidation and a $0.5 billion (£320 million) share buyback program. The special dividend was paid on October 22, 2012 and as at March 21, 2013 £68.8 million of shares have been repurchased at an average price per share of 1,621 pence. Purchases are made under the existing authority from shareholders which will be presented for renewal at the Company’s Annual General Meeting to be held in 2013. Any shares repurchased may be canceled or held as treasury shares.

Information relating to the purchases of equity securities can be found in Item 16E.

Return of funds program	Timing	Total return	Returned to date(i)
£501 million special dividend	Paid in December 2004	£501m	£501m
First £250 million share buyback	Completed in 2004	£250m	£250m
£996 million capital return	Paid in July 2005	£996m	£996m
Second £250 million share buyback	Completed in 2006	£250m	£250m
£497 million special dividend	Paid in June 2006	£497m	£497m
Third £250 million share buyback	Completed in 2007	£250m	£250m
£709 million special dividend	Paid in June 2007	£709m	£709m
£150 million share buyback	N/A(ii)	£150m	£120m
£320 million special dividend	Paid in October 2012	£320m	£320m
£320 million share buyback	Ongoing	£320m	£68.8m

Total		£4,243m	£3,961.8m

(i)	At March 21, 2013.

(ii)	This program was superseded by the buyback program announced on August 7, 2012.

SEGMENTAL INFORMATION

Geographic segmentation

Following an internal reorganization during 2011, there was a change in the Group’s geographic segments as explained in Note 2 of the Notes to the Consolidated Financial Statements. Comparatives for 2010 were restated to show segmental information on a consistent basis.

The following table shows the Group’s revenue and operating profit before exceptional operating items and the percentage by geographical area, for the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,
	2012	2011	2010
	($ million)
Revenue(1)
Americas	837	830	807
Europe	436	405	326
AMEA	218	216	213
Greater China	230	205	178
Central(2)	114	112	104

Total	1,835	1,768	1,628

Operating profit before exceptional operating items(1)(3)
Americas	486	451	369
Europe	115	104	78
AMEA	88	84	82
Greater China	81	67	54
Central	(156)	(147)	(139)

Total	614	559	444

	Year ended December 31,
	2012	2011	2010
	(%)
Revenue
Americas	45.6	47.0	49.6
Europe	23.8	22.9	20.0
AMEA	11.9	12.2	13.1
Greater China	12.5	11.6	10.9
Central	6.2	6.3	6.4

Total	100.0	100.0	100.0

Operating profit before exceptional operating items
Americas	79.2	80.7	83.1
Europe	18.7	18.6	17.6
AMEA	14.3	15.0	18.5
Greater China	13.2	12.0	12.1
Central	(25.4)	(26.3)	(31.3)

Total	100.0	100.0	100.0

(1)	The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.63 (2011 $1 = £0.62, 2010 $1 = £0.65). In the case of the euro, the translation rate is $1 = €0.78 (2011 $1 = €0.72, 2010 $1 = €0.76).

(2)	Central revenue primarily relates to technology fee income. Central operating profit includes central revenue less costs related to global functions.

(3)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region were The Americas credit of $23 million (2011 credit of $35 million, 2010 $8 million); Europe $4 million (2011 $39 million, 2010 $5 million); AMEA $5 million (2011 credit of $26 million, 2010 credit of $6 million); Greater China $nil (2011 $nil, 2010 $nil); and Central $18 million (2011 credit of $35 million, 2010 $nil).

BUSINESS OVERVIEW

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations), Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. At December 31, 2012, the Group had over 4,600 franchised, managed, owned and leased hotels and approximately 676,000 guest rooms in nearly 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards (the Group announced on March 26, 2013 that it will be enhancing and renaming the Priority Club Rewards program as “IHG Rewards Club” from July 2013).

In the first quarter of 2012, the Group launched two new brands. EVEN Hotels is aimed at business and leisure travelers who are looking for a wellness experience in a hotel stay at a mainstream price point. HUALUXE Hotels & Resorts is the first international upscale hotel brand designed specifically for Chinese guests, to take advantage of both the supply and demand side opportunities the Group sees in China.

Industry overview

The hotel industry performed well in 2012 despite challenging economic conditions. The economic outlook deteriorated over the course of 2012 with increased concerns over the Eurozone and weaker performance in the US and China. Global Domestic Product (“GDP”) increased by 2.3% in 2012, compared with 2.9% in 2011 and the year ended with a continued uncertain outlook across the globe.

However, the hotel industry demonstrated its resilience against this challenging economic background. Globally, industry revenue per available room (“RevPAR”), a key industry indicator, increased by 4.5% compared to a 5.9% increase in 2011. The Group performed well against these market conditions, with global RevPAR growth in 2012 of 5.2%.

RevPAR growth 2011 v 2012
2011	2012

1 Data sourced from Smith Travel Research.

2 Comparable hotels.

The global hotel market is estimated to include 21.5 million rooms. Smith Travel Research calculates that there are 7.3 million branded hotel rooms, with the remainder a combination of independent hotels, guesthouses and other types of lodging. The Group believes that it holds the largest share of branded rooms, currently approximately 9% of branded supply, distributed across nearly 100 countries and territories around the world. In 2012 the Group opened 33,922 new rooms worldwide (226 new hotels), resulting in an increase in the number of open Group hotel rooms to 675,982 (4,602 hotels) at December 31, 2012, up 2.7% from 2011, taking into account the removal of hotels which left the Group’s system.

The benefits of a brand, such as the greater security and performance of a global reservation system, loyalty programs and international networks, are clear to many owners and the Group is well-positioned to win the business of owners seeking to grow with a hotel brand. Additionally, the Group and other large hotel companies have the competitive advantage of a global portfolio of brands that suit the different real estate or market opportunities an owner may have.

To ensure the Group’s strategy continues to be sustainable in the changing business environment and suitable for the Group’s capabilities, the Group closely monitors markets across the globe and follows key industry and business metrics such as RevPAR, average daily rate, demand, GDP and guest satisfaction.

The Group’s strategy

With a portfolio of preferred Brands in the most attractive markets, the Group’s talented People are focused on delivering Great Hotels Guests Love and executing a clear set of priorities to achieve its Vision of becoming one of the great companies in the world.

Delivering the elements of the Group’s strategy

“Where we compete”

Competing in relevant consumer segments

The hotel industry is usually segmented according to price point and IHG is focused on the three segments that generate over 90% of branded hotels revenue, namely midscale (broadly three star), upscale (mostly four star) and luxury (five star). However, to build preferred Brands, the Group believes it needs to advance its understanding of its guests and their needs to ensure its brands remain contemporary and relevant.

The Group has therefore completed a fundamental occasion-based needs segmentation analysis to understand why guests book hotels — looking at who they are, the occasion they are traveling for and their needs when traveling. Many guests no longer have a single purpose for their hotel stay — for example, business trips turn into family holidays, and the Group needs to meet these demands, focusing more on the needs of its guests, to deliver loyalty and brand preference. The Group used this analysis to develop the brand proposition for its two new brands, HUALUXE Hotels & Resorts and EVEN Hotels, and it continues to work on this needs-based segmentation to help inform its view of the hotel market and its brand strategies going forward.

Competing in the most attractive markets

The Group’s strategy is to build preferred Brands with scale positions in the most attractive markets globally. Concentrating growth in the largest markets means the Group and owners can operate more efficiently and benefit from enhanced revenues and reduced costs. The Group’s key markets include large developed markets such as the US, UK and Germany, as well as emerging markets like China and India.

The US is the largest market for branded hotels, with 3.38 million rooms, accounting for 69% of all US rooms available. The segment in the US with the greatest share is midscale, with 1.38 million branded hotel rooms, and the Group’s Holiday Inn brand family, comprising Holiday Inn, Holiday Inn Express, Holiday Inn Club Vacations and Holiday Inn Resort, is the largest brand in this segment.

In China, the Group sees the greatest opportunity for growth of any single country and its strategy has been to enter the market early, to develop its relationships with key local third-party owners and grow its presence rapidly. In a country with 659,000 branded hotel rooms, the Group is the largest international hotel company with over 61,000 rooms across its brands and more than 50,000 in the planning phase or under construction. This rapid pace of openings for the Group has been in anticipation of increasing demand for hotels, driven by a large, emerging middle class and growing domestic and international travel.

The Group is also focused on developing in other high priority markets. It seeks to develop its portfolio of brands in those markets which will be sources of strong hotel demand in the future. The Group has continued to build its position in these markets in the last year. For example, the Group increased the distribution of its core brands in India, building on its leadership position of Holiday Inn. In Russia and the Commonwealth of Independent States (“CIS”), there are opportunities for new construction and conversions as well as strong demand for branded hotels. The Group continues to adapt its business model by market, choosing partnerships and joint ventures where appropriate.

Outside the largest markets, the Group focuses on building presence in key gateway cities where its brands can generate revenue premiums from high business and leisure demand.

During 2012, the Group opened 33,922 rooms in 26 countries and territories, and signed a further 53,812 rooms into its development pipeline (hotels in planning and under construction but not yet opened) across 33 countries and territories. As part of its ongoing commitment to maintaining the quality of its brands, the Group removed 16,288 rooms during the year. As at December 31, 2012, the Group had the second largest pipeline in the industry, with 169,030 rooms in 1,053 hotels across 60 countries and territories. This represents a market share of 12% of all hotels under development, including those that are independent or unaffiliated with a brand.

Competing with an appropriate business model

As can be seen in the diagrams above and below, the Group’s business model is focused on franchising and managing hotels, rather than owning them, enabling it to grow at an accelerated pace with limited capital investment. This allows the Group to focus on building strong, preferred Brands based on relevant consumer needs, leaving asset management and real estate to its local third-party owners with the necessary expertise. With this “asset-light” approach, the Group also benefits from the reduced volatility of fee-based income streams, as compared with the ownership of assets. It allows the Group to focus on building strong delivery systems such as its branded hotel websites and call centers, creating greater returns for owners.

A key characteristic of the franchised and managed business model is that it is highly cash generative, with a high return on capital employed. This business model enables the Group to focus on growing its fee revenues (Group revenue excluding owned and leased hotels, managed leases (being properties structured for legal reasons as operating leases but with the same characteristics as management contracts) and significant liquidated damages) and fee-based margins (operating profit as a percentage of revenue, excluding revenue and operating profit from owned and leased hotels, managed leases and significant liquidated damages).

As at December 31, 2012, 86% of the Group’s operating profit (before regional and central overheads and exceptional items) was derived from franchised and managed operations. In some situations, the Group supports its brands by using its capital to build or support the funding of flagship assets in high-demand locations in order to drive growth. The Group plans to recycle capital by selling these assets when the time is right and to reinvest elsewhere in the business and across its portfolio.

On November 6, 2012, the Group announced that the InterContinental London Park Lane would be the next hotel considered for sale and that discussions regarding the disposal of the InterContinental New York Barclay were progressing and would be opened to a wider group of prospective buyers. On February 19, 2013, the Company announced that the disposal process for InterContinental London Park Lane had commenced, and was continuing for InterContinental New York Barclay.

The Group continues to invest for growth, strengthening both its existing brands and launching new ones.

“How we win”

Winning with a portfolio of preferred Brands

The Group aims to build a portfolio of brands that are bigger, better, and stronger:

•	Bigger means the Group has prioritized its growth strategy to build brand scale and leverage this scale through greater operational efficiency.

•	Better means a focus on continuous improvement in how the Group develops and delivers its brands to ensure guest needs are met with a consistent, high-quality experience.

•	Stronger means a focus on driving brand preference among guests, owners, investors and employees.

As part of the Group’s commitment to deliver against its brand strategy, in 2012, the Group launched two unique new brands to the market, which complement its overall portfolio of brands.

Further information on the Group’s portfolio can be found on page 27.

Winning with talented People

The Group believes that its preferred Brands are brought to life by its talented and passionate People. Therefore to deliver on its brand promise, the Group must attract, retain and develop the very best talent in the industry to service its guests and bring its Brands to life.

The Group directly employed an average of 7,981 people worldwide in the year ended December 31, 2012, whose costs were borne by the Group. When the whole of the Group’s estate is taken into account (including staff working in the franchised and managed hotels) over 350,000 people worked globally across all the Group’s brands as at December 31, 2012.

The four pillars of the Group’s People strategy are:

•

Developing a BrandHearted culture: The Group’s brands are brought to life by its talented and passionate People and it has focused on developing and improving its tools, to make it easy for its People to deliver the brand promise. In 2012, the Group launched a new brand framework focused on transforming its brand standards and looked at how it manages projects - all part of developing a BrandHearted culture.

•

Making IHG a great place to work: The Group believes in treating people as individuals and celebrating achievements. The Group calls this “Room to be yourself” and this commitment is brought to life by four key promises. The Group continues to be recognized around the globe as an employer of choice.

•

Delivering world-class People Tools to our owners: By partnering with the hotel human resources community, the Group has developed a set of award-winning “People Tools” that not only help increase employee retention and guest satisfaction but also drive efficiencies and increase revenue for the Group’s owners.

•

Building a strong leadership team: To grow its business sustainably and responsibly, the Group needs a strong BrandHearted leadership team. Therefore, it has created a “Leadership Framework”, which clearly defines what great leadership looks like to help develop the Group’s leaders of tomorrow.

Being the hotel company for the London 2012 Olympic and Paralympic Villages was a groundbreaking opportunity for the Group, giving its People in London 2012 the opportunity to benefit from new skills and experiences.

Winning with best-in-class Delivery

During 2012, the Group remained focused on attracting guests (room nights) to its hotels and its portfolio of brands. The Group leverages its size and scale to drive demand to its hotels, executing a multi-channel strategy that enables guests to search and book in the most appropriate mode for them, either over the phone, by computer or via an application on a mobile device. The Group maximizes the demand it delivers through these channels through advanced techniques that manage revenue per booking, drive customer loyalty and maximize owner returns. The Group’s channels and loyalty program, Priority Club Rewards, are the engine of the Group’s business.

The Group’s channels

As part of its multi-channel strategy, the Group aims to increase revenue and bookings using its direct channels. During 2012, revenue generated through the Group’s websites increased to $3.4 billion whilst its global call centers answered more than 23 million inbound contacts and drove more than $1.9 billion in revenue for its hotels.

Mobile communications are also having profound effects on the hotel industry and the Group has been quick to adapt to these new channels with significant growth in revenue generated thorough its branded mobile applications, across all major platforms, rising from $2.4 million in 2009 to more than $330 million in 2012.

The Group is also a founding member of roomkey.com, which was launched in 2012 as the first industry-owned hotel search engine, providing another innovative channel to increase guest nights to its brands.

Social media has also changed the way in which the Group communicates with guests and with its stakeholders in general. The Group’s new “Guest Ratings and Review” tool, which launched on its websites in 2012 enables guests to share their thoughts about their hotel experiences so that future guests can take this into account during the booking process.

Priority Club Rewards

Priority Club Rewards was the hotel industry’s first loyalty program and is the largest of its kind in the world with 71.4 million members at the end of 2012, an increase of 13% during the year. In 2012, it won Premier Traveler magazine’s inaugural award for Best Hotel Loyalty Program and Global Traveler magazine’s award for Best Hotel Rewards Program for the eighth consecutive year.

The Group also leverages sales and marketing expertise in order to support its multi-channel strategy. The System Fund (the “Fund”) is a $1.2 billion fund of cash assessments and contributions, collected by the Group from hotels within the Group’s system, and proceeds from the sale of Priority Club Rewards points. The System Fund is managed by the Group for the benefit of hotels in the Group’s system with the objective of driving revenues for the hotels. It is therefore used to pay for marketing, the Priority Club Rewards loyalty program and the global reservation system.

As a result of the power of its revenue delivery systems the Group has built strong relationships with its owners. These relationships are founded on the ability to deliver high returns to owners using premium revenue generating products. The Group meets with the IHG Owners Association (the organization that represents owners of hotels operating under the Group’s brands across the world) on a regular basis to facilitate the continued development of the Group’s brands and systems.

Winning with Responsible Business practices

With over 4,600 hotels in nearly 100 countries and territories around the world, the Group’s commitment to being a Responsible Business is central to its Vision of being one of the great companies of the world. The Group understands how important it is to champion and protect the trusted reputation of the Group and its brands and this is embedded in its culture. The Group believes that being a responsible business is necessary to enable it to stay ahead of the competition and grow, creating value for all of its shareholders and stakeholders in the long term. Amongst other things, it offers the Group a huge opportunity to innovate, create employment, empower people to perform at their best and feel good about what they do, and drive value for the business. That’s why Responsible Business underpins each of the Group’s three strategic corporate priorities of preferred Brands, talented People and best-in-class Delivery, which work together to determine “How We Win” to create Great Hotels Guests Love.

Governance and leadership

The Group’s Chairman, the Board and its committees (Audit Committee, Corporate Responsibility Committee, Nomination Committee and Remuneration Committee) provide strong leadership and promote a responsible business culture by maintaining high standards in corporate governance, corporate responsibility and internal control and risk management.

Brands

Trusted brands deliver a superior and consistent brand experience and to achieve this, the Group requires a clear brand framework. Brand standards are the foundations of a clear brand framework for all the Group’s hotels and its compliance teams ensure that its hotels deliver in accordance with these. The Group’s brand safety standards assist hotels in providing a safe and secure environment for its guests and employees. The Group’s corporate responsibility programs have also been designed so that they can be implemented throughout the Group’s hotel brands and corporate offices in any region.

People

At the core of being a Responsible Business is ensuring that the actions of all of the Group’s employees working at its corporate offices and hotels maintain the Group’s trusted reputation. Operating an ethical business is vital to maintaining and protecting this trusted reputation and therefore the Group continually keeps under review its internal policies and training to promote understanding, awareness, accountability and transparency.

Delivery

Having in place an effective system of internal controls and risk management is essential to being a Responsible Business. The Group’s tools, processes and procedures ensure a business based on a solid foundation with a commitment to doing the right thing for the benefit of all its stakeholders.

“Measuring our success”

The Group has a holistic set of carefully selected key performance indicators (“KPIs”) to monitor its success in achieving its strategy. These are organized around the elements of the Group’s strategy:

•	“Where we compete”, focusing on relevant consumer segments, the most attractive markets and the appropriate business model; and

•	“How we win”, focusing on corporate priorities of preferred Brands, talented People, best-in-class Delivery and Responsible Business.

In particular, the Group uses the following measures to monitor performance:

•	fee revenues and fee-based margins;

•	global RevPAR;

•	system contribution — the proportion of business delivered to Group hotels by its dedicated IHG booking channels;

•	employee engagement; and

•	Responsible Business practices.

These KPIs are used to measure the progress of the Group to deliver Great Hotels Guests Love and achieve its Vision of becoming one of the great companies of the world.

The Group’s performance against these KPIs over the 2010-2012 period is summarized below:

“Where we compete”

Strategic priorities	KPIs	Current status and 2012 development	2013 priorities

Most attractive markets and appropriate business model

To accelerate profitable growth of its core business in its most attractive markets where presence and scale really count using the right business model to drive its fee revenue and income streams.

Net rooms supply Growth in fee revenue[1] Fee-based margins

• System size grown to 675,982 rooms;

• 4,602 hotels opened globally;

• built scale of Hotel Indigo brand to 50 hotels globally; and

• fee-based margins of 42.6%, up two percentage points on 2011, a particularly strong result.

• Accelerate growth strategies in quality locations in agreed scale markets; and • continue to leverage scale.

[1]	At constant currency.

[2]	One percentage point growth on an underlying basis.

“How we win” — Delivering Great Hotels Guests Love

Strategic priorities	KPIs	Current status and 2012 development	2013 priorities
Preferred Brands Operate a portfolio of preferred, locally-relevant brands attractive to both owners and guests that have clear market positions and differentiation in the eyes of the guest.	Global RevPAR growth/(decline) Comparable hotels, constant $

•Clarified the brand propositions for Holiday Inn and Holiday Inn Express and celebrated the Holiday Inn 60th anniversary;

•continued the repositioning of Crowne Plaza;

•achieved two new brand launches in two geographies; and

•achieved strong brand successes in Greater China, particularly through the growth of HUALUXE Hotels & Resorts with 15 signings for the brand and improved the strength of Crowne Plaza through brand preference and awareness.

•Invest to build long-term brand preference for the Holiday Inn brand family;

•continue the repositioning of the Crowne Plaza brand;

•support growth of its new brands: EVEN Hotels in the US and HUALUXE Hotels & Resorts in Greater China; and

•continue to deliver a consistent brand experience and increased guest satisfaction through its needs-based segmentation analysis.

Talented People Create hotels that are well run, with brands brought to life by people who are proud of the work they do.	Employee engagement scores Average of two Employee Engagement surveys per year

•New brand management training launched for General Managers;

•all of its corporate offices and more than 4,000 Group hotels participated in Celebrate Service week, its global employee recognition event;

•created a new Mandarin recruitment site and launched career pages on social networking platforms in China to continue its aim to be employer of choice; and

•industry-leading suite of People Tools now embedded in its franchised and managed hotel estate.

•Empower its frontline teams with the tools and training to consistently deliver great guest experiences that build brand preference, advocacy and repeat business;

•continue to strengthen its talent pipeline and succession planning to meet its growth ambitions;

•instill a winning culture through strong leadership and performance management; and

•build on its strong employer brand to make the Group a magnet for talent.

Strategic priorities	KPIs	Current status and 2012 development	2013 priorities
Best-in-class Delivery Generate higher returns for owners and the Group through increased revenue share, improved operating efficiency and growing margins.	Total gross revenue Actual $billion

•Launched strategic industry partnership in roomkey.com;

•71.4 million Priority Club Rewards members — 8.4 million new members enrolled in 2012, up 13% on 2011; and

•global Group sales force with 17,600 sales professionals.

•Continue to strengthen the Group’s system of delivering profitable demand to hotels;

•put in place the required technology infrastructure to enable growth; and

•continue to increase business from its loyalty program, Priority Club Rewards.

Responsible Business

Take a proactive stance and seek creative solutions on environmental sustainability and sustainable communities in a way that drives shared value for the Group, owners, guests and the communities in which IHG operates.

Hotels signed-up to Green Engage Hotels, cumulative Participants benefiting from the IHG Academy

•2,219 of the Group’s hotels enrolled in Green Engage by end of 2012;

•11.7% energy savings in the Group’s owned and managed estate by end of 2012 (on a per available room night basis);

•industry standard for measuring carbon was launched in 2012 and included in Green Engage via the Group’s new carbon calculator;

•over 150 IHG Academy programs by the end of 2012; and

•fan base of the “IHG Planet CR” Facebook page expanded to over 20,000 by the end of 2012.

•Work to ensure all Group hotels that are enrolled in Green Engage effectively use the tool for the greatest impact;

•continue to drive awareness and engagement around the IHG Shelter in a Storm Programme;

•continue to expand the IHG Academy program throughout the world; and

•focus on driving awareness of the Group’s approach to corporate responsibility across internal and external stakeholder groups using a variety of channels, to maximize employee pride, and reinforce the Group’s reputation as a Responsible Business.

Segmental results by activity

The following table shows the Group’s continuing revenue and operating profit before exceptional operating items by activity and the percentage contribution of each activity, for the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,
	2012	2011	2010
	($ million)
Revenue(1)
Americas
Franchised	541	502	465
Managed	97	124	119
Owned and leased	199	204	223

	837	830	807

Europe
Franchised	91	86	76
Managed	147	118	70
Owned and leased	198	201	180

	436	405	326

AMEA
Franchised	18	19	15
Managed	152	151	155
Owned and leased	48	46	43

	218	216	213

Greater China
Franchised	3	2	2
Managed	89	77	60
Owned and leased	138	126	116

	230	205	178

Central(2)	114	112	104

Total	1,835	1,768	1,628

Operating profit before exceptional operating items(1)(3)
Americas
Franchised	466	431	392
Managed	48	52	21
Owned and leased	24	17	13
Regional overheads	(52)	(49)	(57)

	486	451	369

Europe
Franchised	65	65	55
Managed	32	26	17
Owned and leased	50	49	38
Regional overheads	(32)	(36)	(32)

	115	104	78

AMEA
Franchised	12	12	8
Managed	90	87	88
Owned and leased	6	5	4
Regional overheads	(20)	(20)	(18)

	88	84	82

Footnotes	on page 26.

	Year ended December 31,
	2012	2011	2010
	($ million)
Greater China
Franchised	4	3	3
Managed	51	43	30
Owned and leased	45	37	33
Regional overheads	(19)	(16)	(12)

	81	67	54

Central(2)	(156)	(147)	(139)

Total	614	559	444

	Year ended December 31,
	2012	2011	2010
	(%)
Revenue
Americas
Franchised	29.5	28.4	28.6
Managed	5.3	7.0	7.3
Owned and leased	10.8	11.6	13.7

	45.6	47.0	49.6

Europe
Franchised	5.0	4.9	4.7
Managed	8.0	6.7	4.3
Owned and leased	10.8	11.3	11.0

	23.8	22.9	20.0

AMEA
Franchised	1.0	1.1	0.9
Managed	8.3	8.5	9.5
Owned and leased	2.6	2.6	2.7

	11.9	12.2	13.1

Greater China
Franchised	0.2	0.1	0.1
Managed	4.8	4.4	3.7
Owned and leased	7.5	7.1	7.1

	12.5	11.6	10.9

Central	6.2	6.3	6.4

Total	100.0	100.0	100.0

Footnotes	on page 26.

	Year ended December 31,
	2012	2011	2010
	(%)
Operating profit before exceptional operating items
Americas
Franchised	75.9	77.1	88.3
Managed	7.8	9.3	4.7
Owned and leased	3.9	3.0	2.9
Regional overheads	(8.4)	(8.7)	(12.8)

	79.2	80.7	83.1

Europe
Franchised	10.6	11.6	12.4
Managed	5.2	4.6	3.8
Owned and leased	8.1	8.8	8.6
Regional overheads	(5.2)	(6.4)	(7.2)

	18.7	18.6	17.6

AMEA
Franchised	2.0	2.1	1.8
Managed	14.6	15.6	19.8
Owned and leased	1.0	0.9	0.9
Regional overheads	(3.3)	(3.6)	(4.0)

	14.3	15.0	18.5

Greater China
Franchised	0.7	0.5	0.7
Managed	8.3	7.7	6.7
Owned and leased	7.3	6.6	7.4
Regional overheads	(3.1)	(2.8)	(2.7)

	13.2	12.0	12.1

Central	(25.4)	(26.3)	(31.3)

Total	100.0	100.0	100.0

(1)	The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate $1 = £0.63 (2011 $1 = £0.62, 2010 $1 = £0.65). In the case of the euro, the translation rate is $1 = €0.78 (2011 $1 = €0.72, 2010 $1 = €0.76).

(2)	Central revenue primarily relates to technology fee income. Central operating profit includes central revenue less costs related to global functions.

(3)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region were The Americas credit of $23 million (2011 credit of $35 million, 2010 $8 million); Europe $4 million (2011 $39 million, 2010 $5 million); AMEA $5 million (2011 credit of $26 million, 2010 credit of $6 million); Greater China $nil (2011 $nil, 2010 $nil); and Central $18 million (2011 credit of $35 million, 2010 $nil).

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

Priority Club Rewards:    The Group’s worldwide loyalty scheme, Priority Club Rewards, is the largest of its kind in the hotel industry. Members enjoy a variety of privileges and rewards as they stay at the Group’s hotels around the world. The global system room revenue generated from Priority Club Rewards members during 2012 was $7.2 billion. Priority Club Rewards membership reached 71 million customers as at December 31, 2012, compared to 63 million as at December 31, 2011.

Central Reservations System Technology:    The Group owns the HolidexPlus reservations system. The HolidexPlus system receives reservations requests entered on terminals located at most of the Group’s reservations centers, as well as from global distribution systems operated by a number of major corporations and travel agents. Where local hotel systems allow, the HolidexPlus system immediately confirms reservations or indicates alternative accommodation available within the Group’s network. Confirmations are transmitted electronically to the hotel for which the reservation is made. During 2012, the Group entered into a five-year technology outsourcing agreement with International Business Machines Corporation (“IBM”), pursuant to which IBM operates and maintains the infrastructure of the HolidexPlus system.

Reservations Call Centers:    The Group operates 10 reservations call centers around the world which enable it to sell in local languages in many countries and offer a high-quality service to customers.

Internet:    The Group introduced electronic hotel reservations in 1995. The internet is an important communications, branding and distribution channel for hotel sales. The Group is a founding member of roomkey.com, which was launched in 2012 as the first industry-owned online hotel search engine.

During 2012 the Group’s leading mobile booking platforms realized $330 million in revenues, up from $2.4 million in 2009.

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

Global Brands

Brands overview

The Group offers hotel brands that appeal to guests with different needs and tastes. This requires a portfolio of large global brands, growing alongside innovative new brands to meet the unique experiences guests desire.

The hotel industry is usually split into segments based upon price point and consumer expectations. The Group is focused on the three segments that together generate over 90% of branded hotel revenues: midscale (broadly 3 star hotels), upscale (mostly 4 star), and luxury (5 star).

The Group operates the following brands:

	At December 31, 2012
	Room numbers	Hotels
InterContinental Hotels & Resorts	57,314	170
Crowne Plaza Hotels & Resorts	108,307	392
Holiday Inn Hotels & Resorts(1)	231,488	1,247
Holiday Inn Express	205,631	2,192
Staybridge Suites	20,696	189
Candlewood Suites	28,675	299
Hotel Indigo	5,661	50
Other	18,210	63

Total	675,982	4,602

(1)	Included Holiday Inn Club Vacations (3,701 rooms, 10 hotels) and Holiday Inn Resort properties (8,806 rooms, 37 hotels).

InterContinental Hotels & Resorts

	Americas	Europe	AMEA	Greater China
Average room rate $(1)	181.58	251.80	214.01	171.37
Room numbers(2)	17,756	9,394	20,791	9,373

(1)	For the year ended December 31, 2012; quoted at constant US dollar exchange rate. Average room rate is for comparable InterContinental hotels.

(2)	At December 31, 2012.

InterContinental Hotels & Resorts (“InterContinental”) is the Group’s luxury brand located in key cities and resort destinations across more than 60 countries worldwide. With over 60 years of experience, talented people supported by outstanding facilities help the Group to differentiate in a competitive segment by understanding that well-traveled and affluent people want to be connected to what is special about a hotel and its destination. The brand’s ethos is to empower guests to share their knowledge to enjoy great experiences that enrich their lives.

InterContinental hotels are principally managed by the Group. At December 31, 2012, there were 170 InterContinental hotels which represented 8% of the Group’s total hotel rooms. During 2012, six InterContinental hotels were added to the portfolio, while five hotels were removed.

Crowne Plaza Hotels & Resorts

	Americas	Europe	AMEA	Greater China
Average room rate $(1)	110.3	134.26	142.22	100.55
Room numbers(2)	48,730	19,566	18,559	21,452

(1)	For the year ended December 31, 2012; quoted at constant US dollar exchange rate. Average room rate is for comparable Crowne Plaza hotels.

(2)	At December 31, 2012.

Crowne Plaza Hotels & Resorts (“Crowne Plaza”) is the Group’s upscale brand and is currently the world’s fourth largest full-service hotel brand in the upper segments. The brand continues to appeal to business travelers, providing facilities and services that cater to these types of travelers. The Group continues to progress the multi-year Crowne Plaza repositioning program. As part of the Group’s commitment to strengthen the brand, quality audits have been carried out at almost all Crowne Plaza hotels in The Americas and Europe and the Group has been actively managing the estate in order to drive brand consistency.

The majority of Crowne Plaza hotels are operated under franchise agreements in the US and Europe, and managed in other markets by the Group. In China, Crowne Plaza is the largest international upscale brand. At December 31, 2012, there were 392 Crowne Plaza hotels which represented 16% of the Group’s total hotel rooms. During 2012, 21 Crowne Plaza hotels were added to the portfolio, while 16 hotels were removed.

The Holiday Inn Family of Brands

The Holiday Inn brand family, which comprises Holiday Inn, Holiday Inn Club Vacations, Holiday Inn Resort and Holiday Inn Express, is the world’s largest midscale hotel brand by number of rooms at December 31, 2012. It is the largest brand in the Group’s portfolio predominantly operating under franchise agreements in The Americas and Europe and management agreements elsewhere.

Holiday Inn is for the contemporary traveler looking for innovative comfort in a relaxing hotel environment. Holiday Inn aims to provide guests familiarity, convenience and reliability while supporting and meeting all guest needs. As official hotel provider to the London 2012 Olympic and Paralympic Games, the Group opened the Holiday Inn London, Stratford City. In 2012, the brand celebrated its 60th birthday and opened the largest Holiday Inn to date — the stunning Holiday Inn Macao Cotai Central, China with 1,224 rooms.

Holiday Inn Club Vacations, the Group’s timeshare business in North America, provides guests with all the benefits of a vacation home with none of the hassle.

Holiday Inn Resort is our Holiday Inn brand family’s resort proposition, with 37 properties currently in the portfolio, for guests who work hard but also want to lead a balanced life.

Holiday Inn Express is a brand for the traveler looking for efficiency. The brand offers a straightforward, uncomplicated guest experience providing the things a guest needs, and is delivered in a way that is stimulating and engaging. One of the world’s fastest growing hotel brands, it is geared to the smart business or private traveler who appreciates value without compromising on comfort and style.

Holiday Inn Hotels & Resorts

	Americas		Europe	AMEA	Greater China
Average room rate $(1)	102.02		112.36	121.68	82.21
Room numbers(2)(4)	146,661	(3)	46,610	17,440	20,777

(1)	For the year ended December 31, 2012; quoted at constant US dollar exchange rate. Average room rate is for comparable Holiday Inn hotels.

(2)	At December 31, 2012.

(3)	The Americas total includes Holiday Inn Club Vacations (3,701 rooms).

(4)	Includes Holiday Inn Resorts properties — Americas 4,240 rooms, Europe 362 rooms, AMEA 3,311 rooms and Greater China 893 rooms.

Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations and Holiday Inn Resort) (“Holiday Inn”) are predominantly operated under franchise agreements. At December 31, 2012, there were 1,247 Holiday Inn hotels which represented 34% of the Group’s total hotel rooms, of which 63% were located in The Americas. During 2012, 48 Holiday Inn hotels were added to the portfolio, while 41 hotels were removed.

Holiday Inn Express

	Americas	Europe	AMEA	Greater China
Average room rate $(1)	102.12	93.04	76.15	49.88
Room numbers(2)	168,398	24,903	2,877	9,453

(1)	For the year ended December 31, 2012; quoted at constant US dollar exchange rate. Average room rate is for comparable Holiday Inn Express hotels.

(2)	At December 31, 2012.

Holiday Inn Express hotels are almost entirely operated under franchise agreements. At December 31, 2012, there were 2,192 Holiday Inn Express hotels worldwide which represented 30% of the Group’s total hotel rooms, of which 82% were located in The Americas. During 2012, 114 new Holiday Inn Express hotels were added to the portfolio, while 36 hotels were removed.

Staybridge Suites

	Americas	Europe	AMEA
Average room rate $(1)	104.11	110.30	140.02
Room numbers(2)	19,787	605	304

(1)	For the year ended December 31, 2012; quoted at constant US dollar exchange rate. Average room rate is for comparable Staybridge Suites hotels.

(2)	At December 31, 2012.

Staybridge Suites is the Group’s upscale extended stay brand for guests on longer trips, offering studios and suites complete with full kitchens and separate sleeping and work areas in a sociable, family-like atmosphere. Staybridge Suites played a significant role in IHG’s partnership with the London 2012 Olympic and Paralympic Games by opening the Staybridge Suites London-Stratford City property.

The Staybridge Suites brand is principally operated under management contracts and franchise agreements. At December 31, 2012 there were 189 Staybridge Suites hotels, which represented 3% of the Group’s total hotel rooms, of which 96% (183 hotels) were located in The Americas. During 2012, 11 hotels were added to the portfolio, one hotel was removed and 17 Staybridge Suites hotels under the Group’s management were renovated as part of a renovation program by the owner, Hospitality Properties Trust.

Candlewood Suites

Americas
Average room rate $(1)	72.68
Room numbers(2)	28,675

(1)	For the year ended December 31, 2012; quoted at constant US dollar exchange rate. Average room rate is for comparable Candlewood Suites hotels.

(2)	At December 31, 2012.

Candlewood Suites is the Group’s North American-focused midscale extended stay brand that provides guests with a home-like stay at great value. A trust system has always prevailed for this brand — the “Candlewood Cupboard” which is a convenient place for the Group’s guests to stock up on essentials and treats on an honor system and the newly launched “Lending Locker” enables guests to borrow kitchen apparatus, such as coffee grinders.

The Candlewood Suites brand is operated under management contracts and franchise agreements. At December 31, 2012, there were 299 Candlewood Suites hotels, which represented 4% of the Group’s total rooms, all of which were located in The Americas. During 2012, a net 14 hotels were added to the portfolio and 59 Candlewood Suites hotels under management by the Group were renovated by the owner, Hospitality Properties Trust, as part of the Group’s commitment to deliver a great brand for guests.

Hotel Indigo

	Americas	Europe	Greater China
Average room rate $(1)	125.74	224.60	183.13
Room numbers(2)	4,307	949	405

(1)	For the year ended December 31, 2012; quoted at constant US dollar exchange rate. Average room rate is for comparable Hotel Indigo hotels.

(2)	At December 31, 2012.

Hotel Indigo is the Group’s boutique brand, and the world’s first global boutique hotel brand focused on guests who appreciate art and design and who want to experience something different. Hotel Indigo provides guests with the refreshing design and service experience synonymous with a boutique hotel, aligned with the local neighbourhood story.

The Hotel Indigo brand is principally operated under franchise agreements. At December 31, 2012, there were 50 Hotel Indigo hotels, 37 located in The Americas. During 2012, 13 hotels were added to the portfolio, and two hotels were removed.

EVEN Hotels

EVEN Hotels was launched in February 2012, following extensive customer research, in order to create a brand that meets a traveler’s holistic wellness needs. EVEN is aimed at business and leisure travelers who are looking for a wellness experience in a hotel stay at a mainstream price point. The Group is investing up to $150 million in establishing the brand, owning and managing the first hotels to ensure the brand achieves its potential and market share growth in the US. During 2012, the Group signed the first EVEN hotel, in the heart of midtown Manhattan, New York.

HUALUXE Hotels & Resorts

HUALUXE was officially launched in March 2012 and is the first international upscale hotel brand designed specifically for Chinese guests, to take advantage of both the supply and demand side opportunities the Group sees in China. The brand is tailored to address the specific needs of domestic Chinese guests focusing on the unique aspects of Chinese etiquette, the importance of rejuvenation, status recognition and local customs and heritage. It will enable the Group to expand in China’s key gateway cities but will also drive growth in its secondary cities where a specifically Chinese offer is appealing. The brand could open in key global gateway cities in the future as outbound travelers from China are forecasted to reach 100 million in the next 10-15 years. During 2012, the Group signed 15 hotels for the brand.

Geographical Analysis

Although it has worldwide hotel operations, the Group is most dependent on The Americas for operating profit, reflecting the structure of the branded global hotel market. The Americas region generated 63% of the Group’s operating profit before central overheads and exceptional operating items during 2012.

The geographical analysis, split by number of rooms and operating profit, is set out in the table below.

	Americas	Europe	AMEA	Greater China
	(% of total)
Room numbers(1)	67	15	9	9
Regional operating profit (before central overheads and exceptional operating items)(2)	63	15	11	11

(1)	At December 31, 2012.

(2)	For the year ended December 31, 2012.

Americas

In The Americas, the largest proportion of rooms is operated under the franchise business model (91% of rooms in the Americas operate under this model) primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the majority of the InterContinental branded hotels are operated under franchise and management agreements. With 3,555 hotels (449,617 rooms), The Americas represented 67% of the Group’s room count and 63% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2012. The key profit producing region is the United States, although the Group is also represented in each of Latin America, Canada, Mexico and the Caribbean.

Europe

In Europe, the largest proportion of rooms is operated under the franchise business model primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised whereas the majority of the InterContinental branded hotels are operated under management agreements. Comprising 628 hotels (102,027 rooms) at the end of 2012, Europe represented 15% of the Group’s room count and 15% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2012. Profits are primarily generated from hotels in the United Kingdom and Continental European gateway cities.

AMEA

In AMEA, almost 82% of rooms are operated under the managed business model. The majority of hotels are in the midscale and upscale segments. Comprising 232 hotels (62,737 rooms) at December 31, 2012, AMEA represented 9% of the Group’s room count and 11% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2012.

Greater China

In Greater China, almost 96% of rooms are operated under the managed business model. The majority of hotels are in the midscale and upscale segments. Comprising 187 hotels (61,601 rooms) at December 31, 2012, Greater China represented 9% of the Group’s room count and 11% of the Group’s operating profit before central overheads and exceptional operating items during the year ended December 31, 2012. At December 31, 2012 there were 160 hotels (50,916 rooms) in the pipeline.

The following table shows information concerning the geographical locations and ownership of the Group’s hotels as at December 31, 2012.

	Franchised		Managed		Owned and leased		Total
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
Americas
InterContinental	28	7,737	22	8,529	3	1,490	53	17,756
Crowne Plaza	172	45,243	11	3,487	—	—	183	48,730
Holiday Inn(1)(2)	792	137,956	26	8,010	2	695	820	146,661
Holiday Inn Express	1,930	168,146	1	252	—	—	1,931	168,398
Staybridge Suites	157	16,572	26	3,215	—	—	183	19,787
Candlewood Suites	238	21,124	61	7,551	—	—	299	28,675
Hotel Indigo	34	3,792	3	515	—	—	37	4,307
Other	3	7,279	46	8,024	—	—	49	15,303

Total	3,354	407,849	196	39,583	5	2,185	3,555	449,617

Europe
InterContinental	8	1,912	20	6,565	2	917	30	9,394
Crowne Plaza	72	16,640	12	2,926	—	—	84	19,566
Holiday Inn(2)	224	35,136	64	11,474	—	—	288	46,610
Holiday Inn Express	210	24,657	2	246	—	—	212	24,903
Staybridge Suites	4	605	—	—	—	—	4	605
Hotel Indigo	10	949	—	—	—	—	10	949

Total	528	79,899	98	21,211	2	917	628	102,027

AMEA
InterContinental	6	1,956	58	18,455	1	380	65	20,791
Crowne Plaza	7	1,399	58	17,160	—	—	65	18,559
Holiday Inn(2)	20	3,950	54	13,283	1	207	75	17,440
Holiday Inn Express	9	2,127	3	750	—	—	12	2,877
Staybridge Suites	—	—	2	304	—	—	2	304
Other	6	1,428	7	1,338	—	—	13	2,766

Total	48	10,860	182	51,290	2	587	232	62,737

Greater China
InterContinental	1	570	20	8,300	1	503	22	9,373
Crowne Plaza	—	—	60	21,452	—	—	60	21,452
Holiday Inn(2)	2	1,476	62	19,301	—	—	64	20,777
Holiday Inn Express	1	138	36	9,315	—	—	37	9,453
Hotel Indigo	—	—	3	405	—	—	3	405
Other	—	—	1	141	—	—	1	141

Total	4	2,184	182	58,914	1	503	187	61,601

Total
InterContinental	43	12,175	120	41,849	7	3,290	170	57,314
Crowne Plaza	251	63,282	141	45,025	—	—	392	108,307
Holiday Inn(1)(2)	1,038	178,518	206	52,068	3	902	1,247	231,488
Holiday Inn Express	2,150	195,068	42	10,563	—	—	2,192	205,631
Staybridge Suites	161	17,177	28	3,519	—	—	189	20,696
Candlewood Suites	238	21,124	61	7,551	—	—	299	28,675
Hotel Indigo	44	4,741	6	920	—	—	50	5,661
Other	9	8,707	54	9,503	—	—	63	18,210

Total	3,934	500,792	658	170,998	10	4,192	4,602	675,982

(1)	Included Holiday Inn Club Vacations (10 hotels, 3,701 rooms).

(2)	Included Holiday Inn Resort properties (Americas 17 hotels, 4,240 rooms; Europe 3 hotels, 362 rooms; AMEA 14 hotels, 3,311 rooms and Greater China 3 hotels, 893 rooms).

Room Count and Pipeline

During 2012, the number of hotels and rooms which are franchised, managed, owned or leased by the Group increased by 122 hotels (17,634 rooms).

Openings of 226 hotels (33,922 rooms) were driven by continued expansion in the US, particularly within the Holiday Inn brand family which opened more than 11,000 rooms over 2012, and Greater China. The level of removals fell from 198 hotels (33,078 rooms) in 2011 to 104 hotels (16,288 rooms) in 2012, as anticipated following the completion of the Holiday Inn relaunch.

At the end of 2012, the pipeline totaled 1,053 hotels (169,030 rooms). The Group’s pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid. The continued global demand for Group’s brands is demonstrated by over 50% of pipeline rooms being outside of The Americas region, including 30% in Greater China.

Excluding 25 hotels (4,796 rooms) signed as part of the US government’s Privatization of Army Lodgings initiative in 2011, signings increased from 331 hotels (50,628 rooms) to 356 hotels (53,812 rooms). Signings during 2012 included 15 hotels for the HUALUXE brand, as well as the first signing for the EVEN brand.

During 2012, the opening of 33,922 rooms contributed to a net pipeline decline of 11,454 rooms. Active management out of the pipeline of deals that have become dormant or no longer viable contributed to a reduction of 31,344 rooms, representing a decrease of 11.8% over 2011.

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

Americas

The Americas hotel and room count in the year increased by 82 hotels (7,419 rooms) to 3,555 hotels (449,617 rooms). Openings of 148 hotels (16,618 rooms) included 113 Holiday Inn brand family hotels (12,566 rooms), representing more than 70% of openings for the region. Six Hotel Indigo openings (639 rooms) helped the brand reach the 50 property milestone globally by the end of 2012. 22 hotels (1,927 rooms) opened as Staybridge Suites hotels and Candlewood Suites hotels, the Group’s extended stay brands. 66 hotels (9,199 rooms) were removed from the system in 2012, compared to 153 hotels (24,284 rooms) in 2011.

The Americas pipeline totaled 670 hotels (72,573 rooms) as at December 31, 2012. Signings of 226 hotels (25,536 rooms) included 173 hotels (18,866 rooms) in the Holiday Inn brand family, as well as the first signing for the EVEN brand, a flagship property in the heart of midtown Manhattan, New York. The pipeline decreased by 105 hotels (11,877 rooms) compared to 2011.

Europe

During 2012, Europe hotel and room count increased by 16 hotels (2,142 rooms) to 628 hotels (102,027 rooms). Openings of 39 hotels (5,477 rooms) included 31 hotels in the Holiday Inn brand family (4,233 rooms). Hotel Indigo continued to build momentum in the region, with five hotel openings, doubling the system size in Europe for the brand. 23 hotels (3,335 rooms) were removed from the system in 2012.

The Europe pipeline totaled 91 hotels (15,184 rooms) as at December 31, 2012. Signings of 48 hotels (7,023 rooms) increased from 2011 levels and included 35 hotels (5,489 rooms) in the Holiday Inn brand family, including the first two Holiday Inn Express hotels in Russia. Seven Hotel Indigo hotels (572 rooms) were signed, including three more hotels in the UK and firsts for the brand in France, Spain and Israel. 16 hotels (3,044 rooms) were removed from the pipeline in 2012. The pipeline decreased by seven hotels (1,498 rooms) compared to 2011.

AMEA

The AMEA hotel and room count in the year increased by four hotels (1,654 rooms) to 232 hotels (62,737 rooms). The level of openings increased from 10 hotels (2,907 rooms) in 2011 to 16 hotels (4,243 rooms) in 2012. These included four hotels for the InterContinental brand, including the 197-room InterContinental Danang Sun Peninsula Resort in Vietnam, as well as the first Holiday Inn Express hotels in Bahrain, India and Thailand. Six Crowne Plaza hotels (1,777 rooms) were opened in 2012, including resort locations in Thailand and Jordan. 12 hotels (2,589 rooms) were removed from the system in 2012.

The AMEA pipeline totaled 132 hotels (30,357 rooms) as at December 31, 2012. Signings of 36 hotels (7,866 rooms) included 24 hotels (4,657 rooms) in the Holiday Inn brand family. In addition, six InterContinental hotels (1,728 rooms) were signed, including resort locations in Thailand and Australia. 10 hotels (2,850 rooms) were removed from the pipeline in 2012, compared to 32 hotels (8,243 rooms) in 2011. The pipeline increased by 10 hotels (773 rooms) compared to 2011.

Greater China

The Greater China hotel and room count in the year increased by 20 hotels (6,419 rooms) to 187 hotels (61,601 rooms). Openings of 23 hotels (7,584 rooms) included the Holiday Inn Macao Cotai Central (1,224 rooms), the largest Holiday Inn in the world. Eight Crowne Plaza hotels (2,996 rooms) and two Hotel Indigo hotels (224 rooms) were opened in 2012.

The Greater China pipeline totaled 160 hotels (50,916 rooms) as at December 31, 2012. Signings of 46 hotels (13,387 rooms) increased from 38 hotels (12,112 rooms) in 2011 and included 15 hotels for the newly launched HUALUXE brand, together with 12 Crowne Plaza hotels (4,527 rooms). 12 hotels (4,655 rooms) were removed from the pipeline in 2012. The pipeline increased by 11 hotels (1,148 rooms) compared to 2011.

	Hotels			Rooms
Global hotel and room count at December 31,	2012	2011	Change over 2011	2012	2011	Change over 2011
Analyzed by brand:
InterContinental	170	169	1	57,314	57,598	(284)
Crowne Plaza	392	387	5	108,307	105,104	3,203
Holiday Inn(1)	1,247	1,240	7	231,488	228,256	3,232
Holiday Inn Express	2,192	2,114	78	205,631	196,666	8,965
Staybridge Suites	189	179	10	20,696	19,567	1,129
Candlewood Suites	299	285	14	28,675	27,500	1,175
Hotel Indigo	50	39	11	5,661	4,564	1,097
Other	63	67	(4)	18,210	19,093	(883)

Total	4,602	4,480	122	675,982	658,348	17,634

Analyzed by ownership type:
Franchised	3,934	3,832	102	500,792	489,071	11,721
Managed	658	637	21	170,998	164,993	6,005
Owned and leased	10	11	(1)	4,192	4,284	(92)

Total	4,602	4,480	122	675,982	658,348	17,634

(1)	Included Holiday Inn Club Vacations (2012: 10 hotels, 3,701 rooms; 2011: 7 hotels, 2,928 rooms) and Holiday Inn Resort properties (2012: 37 hotels, 8,806 rooms; 2011: 32 hotels, 7,809 rooms).

	Hotels			Rooms
Global pipeline at December 31,	2012	2011	Change over 2011	2012	2011	Change over 2011
Analyzed by brand:
InterContinental	48	51	(3)	15,713	17,623	(1,910)
Crowne Plaza	98	108	(10)	31,183	34,643	(3,460)
Holiday Inn(1)	243	267	(24)	44,988	50,750	(5,762)
Holiday Inn Express	452	470	(18)	51,760	52,201	(441)
Staybridge Suites	71	95	(24)	7,544	10,026	(2,482)
Candlewood Suites	78	94	(16)	6,742	8,062	(1,320)
Hotel Indigo	47	59	(12)	5,869	7,179	(1,310)
HUALUXE	15	—	15	4,904	—	4,904
EVEN	1	—	1	230	—	230
Other	—	—	—	97	—	97

Total	1,053	1,144	(91)	169,030	180,484	(11,454)

Analyzed by ownership type:
Franchised	744	853	(109)	82,901	96,513	(13,612)
Managed	309	291	18	86,129	83,971	2,158

Total	1,053	1,144	(91)	169,030	180,484	(11,454)

(1)	Included Holiday Inn Club Vacations (nil in 2012; 2011 1 hotel, 658 rooms) and Holiday Inn Resort properties (12 hotels, 2,390 rooms in 2012; 2011 15 hotels, 3,037 rooms).

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

RevPAR

The following tables present RevPAR statistics for the year ended December 31, 2012 and a comparison to 2011. RevPAR is a meaningful indicator of performance because it measures period-over-period change in rooms revenue for comparable hotels. RevPAR is calculated by dividing rooms revenue for comparable hotels by room nights available to guests for the period.

Franchised, managed, owned and leased statistics are for comparable hotels, and include only those hotels in the Group’s system between January 1, 2011 and December 31, 2012, therefore excluding new hotels, hotels closed for major refurbishment and hotels sold during that period.

The comparison with 2011 is at constant US dollar exchange rates.

	Franchised			Managed			Owned and leased
	2012	Change vs 2011		2012	Change vs 2011		2012	Change vs 2011
Americas
InterContinental
Occupancy	63.5%	2.6	%pts	75.1%	3.2	%pts	81.4%	0.1	%pts
Average daily rate	127.55	2.9%		205.58	5.7%		261.26	7.3%
RevPAR	81.00	7.4%		154.32	10.5%		212.68	7.4%
Crowne Plaza
Occupancy	61.9%	0.9	%pts	71.6%	(3.6	)%pts	—	—
Average daily rate	109.57	3.9%		117.95	9.1%		—	—
RevPAR	67.88	5.4%		84.40	3.8%		—	—
Holiday Inn
Occupancy	62.4%	1.6	%pts	72.4%	0.3	%pts	69.4%	(5.1	)%pts
Average daily rate	100.30	3.2%		125.03	9.2%		107.76	0.2%
RevPAR	62.56	5.9%		90.57	9.6%		74.78	(6.7)%
Holiday Inn Express
Occupancy	65.6%	1.5	%pts	84.7%	2.7	%pts	—	—
Average daily rate	101.97	3.6%		172.29	12.0%		—	—
RevPAR	66.92	6.1%		145.95	15.8%		—	—
Staybridge Suites
Occupancy	74.6%	1.5	%pts	71.7%	(6.1	)%pts	—	—
Average daily rate	101.60	3.9%		116.41	6.7%		—	—
RevPAR	75.81	6.0%		83.49	(1.7)%		—	—
Candlewood Suites
Occupancy	70.5%	1.3	%pts	66.7%	(8.1	)%pts	—	—
Average daily rate	74.26	4.0%		68.53	11.3%		—	—
RevPAR	52.33	6.0%		45.68	(0.8)%		—	—
Hotel Indigo
Occupancy	68.7%	3.7	%pts	72.8%	6.9	%pts	—	—
Average daily rate	123.03	3.0%		140.33	7.5%		—	—
RevPAR	84.51	8.8%		102.22	18.6%		—	—
Other	—
Occupancy	—	—		89.2%	8.4	%pts	—	—
Average daily rate	—	—		97.61	(0.9)%		—	—
RevPAR	—	—		87.03	9.5%		—	—

	Franchised			Managed			Owned and leased
	2012	Change vs 2011		2012	Change vs 2011		2012	Change vs 2011
Europe
InterContinental
Occupancy	60.0%	(0.6	)%pts	65.8%	(1.5	)%pts	83.5%	2.4	%pts
Average daily rate	248.42	0.9%		195.75	0.6%		452.50	2.2%
RevPAR	149.08	(0.2)%		128.79	(1.7)%		377.66	5.2%
Crowne Plaza
Occupancy	68.5%	0.3	%pts	77.5%	1.6	%pts	—	—
Average daily rate	131.81	0.9%		147.25	0.4%		—	—
RevPAR	90.24	1.3%		114.04	2.6%		—	—
Holiday Inn
Occupancy	65.4%	0.0	%pts	75.8%	1.4	%pts	—	—
Average daily rate	112.78	1.8%		111.37	0.2%		—	—
RevPAR	73.77	1.8%		84.40	2.0%		—	—
Holiday Inn Express
Occupancy	70.4%	0.5	%pts	45.7%	0.3	%pts	—	—
Average daily rate	93.13	1.8%		68.46	(7.2)%		—	—
RevPAR	65.56	2.6%		31.31	(6.6)%		—	—
Staybridge Suites
Occupancy	78.5%	4.7	%pts	—	—		—	—
Average daily rate	110.30	(3.1)%		—	—		—	—
RevPAR	86.58	3.0%		—	—		—	—
Hotel Indigo
Occupancy	92.4%	0.2%		—	—		—	—
Average daily rate	224.60	4.1%		—	—		—	—
RevPAR	207.56	4.2%		—	—		—	—

	Franchised			Managed			Owned and leased
	2012	Change vs 2011		2012	Change vs 2011		2012	Change vs 2011
AMEA
InterContinental
Occupancy	70.9%	(2.8	)%pts	66.8%	3.0	%pts	66.2%	(5.3	)%pts
Average daily rate	221.50	8.4%		214.87	1.1%		136.82	(2.8)%
RevPAR	157.05	4.2%		143.59	5.9%		90.54	(10.0)%
Crowne Plaza
Occupancy	70.3%	0.4	%pts	72.2%	3.1	%pts	—	—
Average daily rate	131.19	2.3%		143.00	(1.1)%		—	—
RevPAR	92.17	2.9%		103.31	3.3%		—	—
Holiday Inn
Occupancy	69.5%	2.3	%pts	73.3%	2.3	%pts	78.6%	(8.6	)%pts
Average daily rate	123.23	6.7%		120.46	0.9%		162.69	2.7%
RevPAR	85.65	10.3%		88.23	4.3%		127.96	(7.3)%
Holiday Inn Express
Occupancy	61.7%	2.8	%pts	—	—		—	—
Average daily rate	76.15	14.2%		—	—		—	—
RevPAR	46.98	19.7%		—	—		—	—
Staybridge Suites
Occupancy	—	—		82.2%	2.7	%pts	—	—
Average daily rate	—	—		140.02	(1.8)%		—	—
RevPAR	—	—		115.04	1.6%		—	—
Other
Occupancy	72.8%	0.1	%pts	66.9%	5.6	%pts	—	—
Average daily rate	133.59	1.8%		97.84	(2.5)%		—	—
RevPAR	97.3	2.0%		65.48	6.4%		—	—

	Franchised			Managed			Owned and leased
	2012	Change vs 2011		2012	Change vs 2011		2012	Change vs 2011
Greater China
InterContinental
Occupancy	82.3%	(1.1	)%pts	59.5%	4.0	%pts	77.8%	2.8	%pts
Average daily rate	239.27	4.8%		144.18	2.1%		395.30	2.9%
RevPAR	196.85	3.5%		85.76	9.5%		307.62	6.7%
Crowne Plaza
Occupancy	—	—		57.3%	(0.8	)%pts	—	—
Average daily rate	—	—		100.55	3.3%		—	—
RevPAR	—	—		57.58	1.9%		—	—
Holiday Inn
Occupancy	81.0%	3.3	%pts	63.0%	0.2	%pts	—	—
Average daily rate	47.93	(7.2)%		82.95	3.7%		—	—
RevPAR	38.84	(3.2)%		52.29	4.1%		—	—
Holiday Inn Express
Occupancy	79.1%	3.1	%pts	71.7%	5.2	%pts	—	—
Average daily rate	33.86	(5.4)%		50.22	4.8%		—	—
RevPAR	26.79	(1.5)%		36.01	13.1%		—	—
Hotel Indigo
Occupancy	—	—		54.7%	16.4	%pts	—	—
Average daily rate	—	—		183.13	2.3%		—	—
RevPAR	—	—		100.08	46.0%		—	—

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

PROPERTY, PLANT AND EQUIPMENT

Group companies own and lease properties throughout the world, principally hotels but also offices. The table below analyzes the net book value of the Group’s property, plant and equipment at December 31, 2012.

Net book value at December 31, 2012	Americas	Europe	AMEA	Greater China	Total
	($ million)
Land and buildings.	300	274	11	264	849
Fixtures, fittings and equipment	50	77	25	55	207

	350	351	36	319	1,056

In addition, there were two hotels, the InterContinental New York Barclay and the InterContinental London Park Lane, with a total net book value of $524 million that were classified as held for sale at December 31, 2012.

Including assets classified as held for sale, approximately 40% of hotel properties by value were directly owned, with 55% held under leases having a term of 50 years or longer.

Including assets classified as held for sale, approximately 90% of the net book value relates to the top five owned and leased hotels (in terms of value) of a total of 10 hotels, including $187 million relating to assets held under finance leases.

Contracts placed for expenditure on property, plant and equipment not included in the Consolidated Financial Statements at December 31, 2012 amounted to $66 million.

Charges over one hotel totaling $89 million exist as security provided to the Group’s pension plans.

ENVIRONMENT

As a leading hotel company, the Group is in a particularly strong position to help make tourism increasingly responsible. That is why for the Group, Responsible Business underpins all of the Group’s strategic priorities. The Group aims to harness the role hotels play in society in order to create shared value for its business, its guests, the environment and the communities where it operates, whether that is conserving and protecting resources, helping local people build skills and improve their employability or providing refuge when disaster strikes. Corporate responsibility is an essential element of doing business responsibly.

The Group’s corporate responsibility ambition is to transform hospitality for more sustainable communities and better lives. It works to find innovative ways to build and run hotels that can fulfill the Group’s brand promises, tackle the environmental and social challenges it faces and create shared value for the Group and its stakeholders.

The Group focuses its corporate responsibility activities in two areas that make sense to its business and where it believes it can make the most difference — the environment and the local community.

Environmental sustainability — the Group drives environmental sustainability through its online environmental management platform Green Engage; and

Sustainable communities — the Group creates local economic opportunity, particularly through the IHG Academy, and it provides shelter when disaster strikes through the IHG Shelter in a Storm Programme.

Environmental sustainability

The Group is committed to designing, building and operating more environmentally sustainable hotels, something it believes is essential to being a Responsible Business and delivering Great Hotels Guests Love. Through Green Engage, the Group’s online environmental management platform, it provides its hotel owners with a roadmap to develop and operate more sustainable hotels.

Green Engage

The environmental impact of the Group’s hotels is managed through every stage of the hotel lifecycle by Green Engage. Green Engage tracks the use of energy, carbon and the management of waste in the Group’s properties along with the associated costs. An important feature in Green Engage is Green Solutions — over 200 actions a property can implement to reduce its environmental impact. Green Engage can help hotels become up to 25% more energy efficient, so it makes both environmental and financial sense.

In 2012, the Group continued to invest in Green Engage, adding new features such as the carbon calculator, energy and water benchmarks and multi-unit reporting. As at December 31, 2012, 2,219 of the Group’s hotels were enrolled in Green Engage and its user base has since grown to over 2,260 hotels. The Group’s aim is to have its entire estate tracking, managing and reporting its environmental impact over time.

Sustainable communities

The Group’s scale gives it a real opportunity to improve and transform the lives of local people in the communities where the Group operates. Its community strategy, which sets out how it can seek to create local economic opportunity, is critical to achieving economic success and delivering Great Hotels Guests Love. In 2012 the Group continued to increase the focus on the community, successfully expanding both the IHG Academy program and the IHG Shelter in a Storm Programme.

IHG Academy

The IHG Academy is a collaboration between individual Group hotels or corporate offices and local education providers and/or community organizations providing local people with the opportunity to develop skills and improve their employment prospects in one of the world’s largest hotel companies.

Within a consistent framework, each IHG Academy is tailored to meet the needs of local communities as well as hotels around the world.

Currently the Group has over 150 IHG Academy programs in 37 countries around the world and its vision is to have as many Group hotels as possible participating in an IHG Academy. The Group’s ability to build skills and raise aspirations across hundreds of communities continues to show the Group’s commitment to this program.

IHG Shelter in a Storm Programme

Through the IHG Shelter in a Storm Programme, the Group’s hotels receive guidance on when and how best to respond when natural or man-made disasters occur. The Group’s global partnership with CARE allows it to draw on expertise in humanitarian assistance and helps it find appropriate partners in the area when disaster strikes, directing help to where it is needed.

The IHG Shelter Fund, a pool of funds from the fundraising efforts of the Group’s hotels and corporate offices, is a key element of the IHG Shelter in a Storm Programme, enabling the Group to respond quickly when disaster strikes, instead of waiting to raise funds after the event.

In 2012, $545,000 was raised for the IHG Shelter in a Storm Programme and the fund was put into action to support 10 disasters in six countries, including responding to severe flooding and a cyclone in Fiji, Superstorm Sandy on the US East Coast, flooding in Manila and the UK, wildfires in Colorado and Hurricane Isaac on the US Gulf Coast.

In 2013, the Group will continue to enhance environmental sustainability, create local economic opportunity and to engage stakeholders to champion the corporate responsibility agenda and protect the Group’s trusted reputation.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

Business and overview

The Group is an international hotel business which owns a portfolio of established and diverse hotel brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels & Resorts (including Holiday Inn Club Vacations), Holiday Inn Express, Staybridge Suites, Candlewood Suites and Hotel Indigo. At December 31, 2012, the Group had 4,602 franchised, managed, owned and leased hotels and 675,982 guest rooms in nearly 100 countries and territories around the world. The Group also manages the hotel loyalty program, Priority Club Rewards (the Group announced on March 26, 2013 that it will be enhancing and renaming the Priority Club Rewards program as “IHG Rewards Club” from July 2013).

In the first quarter 2012, the Group launched two new brands. EVEN Hotels is aimed at business and leisure travelers who are looking for a wellness experience in a hotel stay at a mainstream price point. HUALUXE Hotels & Resorts is the first international upscale hotel brand designed specifically for Chinese guests, to take advantage of both the supply and demand side opportunities the Group sees in China.

The Group’s revenue and earnings are derived from hotel operations, which include franchise and other fees paid under franchise agreements, management and other fees paid under management contracts, where the Group operates third-parties’ hotels, and operation of the Group’s owned hotels.

Operational performance

Revenue increased by 3.8% to $1,835 million and operating profit before exceptional items increased by 9.8% to $614 million during the 12 months ended December 31, 2012.

Fee revenue, which is Group revenue excluding revenue from owned and leased hotels, significant liquidated damages received in 2012 and 2011 and properties that are structured for legal reasons as operating leases, but with the same characteristics as management contracts, increased by 6.8% when translated at constant currency (applying 2011 exchange rates).

The 2012 results reflect continued RevPAR growth in each of the regions, with an overall RevPAR increase of 5.2%, including a 3.2% increase in average daily rate. The results also benefited from overall system size growth of 2.7% year-on-year to 675,982 rooms. Group RevPAR growth remained robust for the year, reflecting favorable supply and demand dynamics in the US over 2012, although trading was also adversely affected by the impact of Eurozone uncertainty as well as industry-wide challenges in Greater China in the latter part of the year related to the political leadership change.

Operating profit improved in each of the regions. RevPAR growth of 6.1% in The Americas helped drive an operating profit increase of $42 million (9.5%), after excluding the benefit of a $3 million liquidated damages receipt in 2012 and a $10 million liquidated damages receipt in 2011. Operating profit in Europe increased by $11 million (10.6%), with RevPAR growth of 1.7%. Operating profit in AMEA increased by $13 million (17.3%), after adjusting for a $6 million liquidated damages receipt in 2011 and the disposal of a hotel asset and partnership interest that contributed $3 million in profits in 2011, reflecting RevPAR growth of 4.9%. Strong operating profit growth of $14 million in Greater China reflected an 11.6% increase in system size as well as 5.4% RevPAR growth.

Operating profit margin was 42.6%, up 2.0 percentage points on 2011 (a particularly strong result which the Group anticipates will revert back to move normal levels of growth in 2013), after adjusting for owned and leased hotels, The Americas and Europe managed leases and significant liquidated damages received in 2012 and 2011.

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

Goodwill, intangible assets, and property, plant and equipment

Capitalized goodwill is not amortized but is subject to an impairment review on an annual basis or more frequently if there are indicators of impairment. The annual review is performed in the fourth quarter. Goodwill is allocated to cash-generating units for impairment testing purposes.

Intangible assets and property, plant and equipment are capitalized and amortized over their expected useful lives, and reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. Assets that do not generate independent cash flows are combined into cash-generating units.

The impairment testing of individual assets or cash-generating units requires an assessment of the recoverable amount of the asset or cash-generating unit. If the carrying value of the asset or cash-generating unit exceeds its estimated recoverable amount, the asset or cash-generating unit is written down to its recoverable amount. Recoverable amount is the greater of fair value less cost to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that is based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the cash-generating unit or asset being tested. The outcome of such an assessment is subjective, and the result sensitive to the assumed future cashflows to be generated by the cash-generating units or assets and discount rates applied in calculating the value in use. Any impairment arising is charged to the income statement. With the exception of goodwill, impairment charges are reversed when there is a subsequent recovery in the recoverable amount of the asset arising from an increase in its service potential, either from use or from sale.

Following the full impairment of Americas managed goodwill in 2009, the remaining balance of goodwill of $93 million at December 31, 2012, relates to Asia Australasia franchised and managed operations. Given the substantial valuation headroom relating to this goodwill, management believe that the carrying value of the cash-generating unit would only exceed its recoverable amount in the event of highly unlikely changes in the key assumptions.

During 2012, a previously recorded impairment charge relating to a North American hotel was reversed in full following a re-assessment of its recoverable amount, based on the market value of the hotel as determined by an independent professional property valuer. There were no impairment charges in 2012.

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

During 2012, an exceptional credit of $141 million arose, representing the recognition of $104 million of deferred tax assets, principally relating to pre-existing overseas tax losses, whose value has become more certain as a result of a change of law and the resolution of prior period tax matters, together with the associated release of $37 million of tax contingencies.

Loyalty program

The hotel loyalty program, Priority Club Rewards enables members to earn points, funded through hotel assessments, during each qualifying stay and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using eventual redemption rates determined by actuarial methods and points values. Actuarial gains and losses on the future redemption liability are borne by the System Fund and any resulting changes in the liability would correspondingly adjust the amount of short-term timing differences held in the Group statement of financial position. The future redemption liability amounted to $623 million at December 31, 2012.

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

For the year ended December 31, 2012 the results include exceptional items totaling a net credit of $138 million (2011 $96 million credit, 2010 $4 million charge). For comparability of the periods presented, some performance indicators in this Operating and financial review and prospects discussion have been calculated after eliminating these exceptional items. Such indicators are prefixed with “adjusted”. An analysis of exceptional items is included in Note 5 of Notes to the Consolidated Financial Statements.

	Year ended December 31,
	2012	2011		2010
	($ million)
Total revenue	1,835	1,768		1,628

Operating profit before exceptional operating items	614	559		444
Exceptional operating items	(4)	57		(7)

Operating profit	610	616		437
Net financial expenses	(54)	(62)		(62)

Profit before tax	556	554		375
Tax.	(11)	(81)		(97)

Profit after tax	545	473		278
Gain on disposal of assets, net of tax	—	—		2

Profit for the year	545	473		280

Earnings per ordinary share:
Basic	189.5 ¢	163.7	¢	97.2 ¢
Adjusted	141.5 ¢	130.4	¢	98.6 ¢

Average US dollar to sterling exchange rate	$1:£0.63	$1:£0.62		$1:£0.65

Year ended December 2012 compared with year ended December 2011

Revenue increased by 3.8% to $1,835 million and operating profit before exceptional items increased by 9.8% to $614 million during the 12 months ended December 31, 2012.

Exceptional operating items

Exceptional operating items totaled a net loss of $4 million. Exceptional gains included a $23 million impairment reversal and the release of a $9 million liability no longer required relating to the 2003 demerger of the Group from Six Continents PLC. Exceptional charges included $16 million from the reorganization of the Group’s support functions together with a restructuring in the AMEA region, $2 million loss on disposal of an interest in a hotel and $18 million write-off of software.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses

Net financial expenses decreased by $8 million to $54 million primarily due to lower average debt levels.

Financing costs included $2 million (2011 $1 million) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded. Financing costs in 2012 also included $19 million (2011 $18 million) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on operating profit, excluding the impact of exceptional items, was 27% (2011 24%). Excluding the impact of prior year items the equivalent tax rate would be 30% (2011 36%). This rate is higher than the average UK statutory rate of 24.5% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totaled a credit of $142 million (2011 $39 million). This represented, primarily, the recognition of $104 million of deferred tax assets whose value has become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37 million of provisions. In 2011 this related to a revision of the estimated tax impacts of an internal reorganization completed in 2010.

Net tax paid in 2012 totaled $122 million (2011 $90 million) including $3 million paid (2011 $1 million) in respect of disposals. Tax paid represents an effective rate of 22% (2011 16%) on total profits and is lower than the effective income statement tax rate of 27% primarily due to the impact of deferred taxes (including the realization of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

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

The Group earns approximately 60% of its revenues in the form of franchise, management or similar fees, with almost 90% of the Group’s branded hotels being franchised. In jurisdictions in which the Group does franchise business, the prevailing tax law will generally provide for the Group to be taxed in the form of local withholding taxes based on a percentage of fees rather than based on profits. Costs to support the franchise business are normally incurred regionally or globally and therefore profits for an individual franchise jurisdiction cannot be separately determined.

Earnings per ordinary share

Basic earnings per ordinary share in 2012 was 189.5¢, compared with 163.7¢ in 2011. Adjusted earnings per ordinary share was 141.5¢, against 130.4¢ in 2011.

Highlights for the year ended December 31, 2012

The following is a discussion of the year ended December 31, 2012 compared with the year ended December 31, 2011.

Group results

	Year ended December 31, 2012	Year ended December 31, 2011	Change
	($ million)%
Revenue
Americas	837	830	0.8
Europe	436	405	7.7
AMEA.	218	216	0.9
Greater China	230	205	12.2
Central	114	112	1.8

Total	1,835	1,768	3.8

Operating profit before exceptional operating items(1)
Americas	486	451	7.8
Europe	115	104	10.6
AMEA.	88	84	4.8
Greater China	81	67	20.9
Central	(156)	(147)	(6.1)

Total	614	559	9.8

(1)	Operating profit before exceptional operating items does not include exceptional operating items for all periods presented. Exceptional operating items (charge unless otherwise noted) by region were Americas credit of $23 million (2011 credit of $35 million); Europe $4 million (2011 $39 million); AMEA $5 million (2011 credit of $26 million); Greater China $nil (2011 $nil); and Central credit of $18 million (2011 credit of $35 million).

Revenue increased by 3.8% to $1,835 million and operating profit before exceptional items increased by 9.8% to $614 million during the 12 months ended December 31, 2012.

Fee revenue, which is Group revenue excluding revenue from owned and leased hotels, significant liquidated damages received in 2012 and 2011 and properties that are structured for legal reasons as operating leases, but with the same characteristics as management contracts, increased by 6.8% when translated at constant currency (applying 2011 exchange rates).

The 2012 results reflect continued RevPAR growth in each of the regions, with an overall RevPAR increase of 5.2%, including a 3.2% increase in average daily rate. The results also benefited from system size growth of 2.7% year-on-year to 675,982 rooms. Group RevPAR growth remained robust for the year, reflecting favorable supply and demand dynamics in the US over 2012, although trading was also affected by the impact of Eurozone uncertainty as well as industry-wide challenges in Greater China in the latter part of the year related to the political leadership change.

Operating profit improved in each of the regions. RevPAR growth of 6.1% in The Americas helped drive an operating profit increase of $42 million (9.5%), after excluding the benefit of a $3 million liquidated damages receipt in 2012 and a $10 million liquidated damages receipt in 2011. Operating profit in Europe increased by $11 million (10.6%), with RevPAR growth of 1.7%. Operating profit in AMEA increased by $13 million (17.3%), after adjusting for a $6 million liquidated damages receipt in 2011 and the disposal of a hotel asset and partnership interest that contributed $3 million in profits in 2011, reflecting RevPAR growth of 4.9%. Strong operating profit growth of $14 million in Greater China reflected an 11.6% increase in system size as well as 5.4% RevPAR growth.

At constant currency, central overheads increased from $147 million in 2011 to $158 million in 2012 ($156 million at actual currency), reflecting investment in infrastructure and capabilities to support the growth of the business.

Americas

	Year ended December 31, 2012	Year ended December 31, 2011	Change
	($ million)%
Revenue
Franchised	541	502	7.8
Managed	97	124	(21.8)
Owned and leased	199	204	(2.5)

Total	837	830	0.8

Operating profit before exceptional operating items
Franchised	466	431	8.1
Managed	48	52	(7.7)
Owned and leased	24	17	41.2

	538	500	7.6
Regional overheads	(52)	(49)	(6.1)

Total	486	451	7.8

Revenue and operating profit before exceptional items increased by $7 million (0.8%) to $837 million and by $35 million (7.8%) to $486 million respectively. RevPAR increased 6.1%, with 4.1% growth in average daily rate. US RevPAR was up 6.3% in 2012 despite uncertainty regarding the presidential election and the “fiscal cliff” in the latter part of the year.

Franchised revenue increased by $39 million (7.8%) to $541 million. Royalties growth of 8.7% was driven by RevPAR growth of 6.0%, including 6.1% for Holiday Inn Express, together with system size growth of 2.3%. Operating profit increased by $35 million (8.1%) to $466 million.

Managed revenue decreased by $27 million (21.8%) to $97 million and operating profit decreased by $4 million (7.7%) to $48 million. Revenue and operating profit included $34 million (2011 $59 million) and $nil (2011 $1 million) respectively from managed leases. Excluding properties operated under this arrangement, as well as the benefit of a $3 million liquidated damages receipt in 2012 and a $10 million liquidated damages receipt in 2011, revenue and operating profit grew by $5m (9.1%) and $4 million (9.8%) respectively. Growth was driven by a RevPAR increase of 7.3%, including 9.6% for Holiday Inn.

Owned and leased revenue declined by $5 million (2.5%) to $199 million and operating profit grew by $7 million (41.2%) to $24 million. Excluding the impact of disposals, revenue increased by $4 million (2.1%) and operating profit increased by $8 million (50.0%). The increase in revenue was driven by RevPAR growth of 6.3%, offset by the impact of the partial closure of an owned hotel in the Caribbean. The operating profit increase of $7 million included a $1 million year-on-year benefit from lower depreciation recorded for the InterContinental New York Barclay since the hotel was categorized as held for sale in the first quarter of 2011, after which no depreciation was charged, and a $3 million year-on-year benefit relating to one off reorganization costs at one hotel in 2011.

Europe

	Year ended December 31, 2012	Year ended December 31, 2011	Change
	($ million)%
Revenue
Franchised	91	86	5.8
Managed	147	118	24.6
Owned and leased	198	201	(1.5)

Total	436	405	7.7

Operating profit before exceptional operating items
Franchised	65	65	—
Managed	32	26	23.1
Owned and leased	50	49	2.0

	147	140	5.0
Regional overheads	(32)	(36)	11.1

Total	115	104	10.6

Revenue and operating profit before exceptional items increased by $31 million (7.7%) to $436 million and by $11 million (10.6%) to $115 million respectively. RevPAR increased by 1.7%, with 1.2% growth in average daily rate despite challenging economic conditions across Europe.

Franchised revenue increased by $5 million (5.8%) to $91 million, whilst operating profit was flat at $65 million. At constant currency, revenue increased by $8 million (9.3%) and operating profit increased by $3 million (4.6%). Growth was mainly driven by an increase in royalties of 2.7% (7.5% at constant currency) reflecting RevPAR growth of 1.8%, together with system size growth of 4.0%.

Managed revenue increased by $29 million to $147 million (24.6%) and operating profit increased by $6 million (23.1%) to $32 million. Revenue and operating profit included $80 million (2011 $46 million) and $2 million (2011 $nil) respectively from managed leases. Excluding properties operated under this arrangement and on a constant currency basis, revenue decreased by $1 million (1.4%) reflecting a 4.3% decrease in system size partially offset by RevPAR growth of 1.0%. On the same basis, operating profit grew by $5 million (19.2%).

In the owned and leased estate, revenue decreased by $3 million (1.5%) to $198 million and operating profit increased by $1 million (2.0%) to $50 million. At constant currency and excluding the impact of disposals, revenue increased by $10 million (5.1%) and operating profit increased by $4 million (8.3%). The InterContinental London Park Lane and the InterContinental Paris Le Grand delivered year-on-year RevPAR growth of 8.0% and 2.5% respectively.

AMEA

	Year ended December 31, 2012	Year ended December 31, 2011	Change
	($ million)%
Revenue
Franchised	18	19	(5.3)
Managed	152	151	0.7
Owned and leased	48	46	4.3

Total	218	216	0.9

Operating profit before exceptional operating items
Franchised	12	12	—
Managed	90	87	3.4
Owned and leased	6	5	20.0

	108	104	3.8
Regional overheads	(20)	(20)	—

Total	88	84	4.8

Revenue and operating profit before exceptional items increased by $2 million (0.9%) to $218 million and by $4 million (4.8%) to $88 million respectively. RevPAR increased 4.9%, with 1.2% growth in average daily rate, with robust trading in Southeast Asia and Japan, partly offset by continuing uncertainty impacting some markets in the Middle East.

On both a constant and actual currency basis, franchised revenue decreased by $1 million (5.3%) to $18 million and operating profit was flat at $12 million.

Managed revenue and operating profit increased by $1 million (0.7%) to $152 million and by $3 million (3.4%) to $90 million respectively. At constant currency, excluding the benefit of a $6 million liquidated damages receipt in 2011 and after adjusting for the disposal of a hotel asset and partnership interest in Australia, which contributed $3 million to operating profit in 2011, revenue and operating profit increased by $7 million (4.8%) and $11 million (14.1%) respectively. RevPAR growth was 4.6% and although year-end system size was 7.1% higher than at the end of 2011, due to the phasing of openings towards the end of the year, rooms available during the year grew by only 2.2%. Operating profit in 2012 benefited from a $1 million increase in profit from an associate and $2 million lower year-on-year bad debt expense.

In the owned and leased estate, revenue and operating profit increased by $2 million (4.3%) to $48 million and by $1 million (20.0%) to $6 million respectively.

Greater China

	Year ended December 31, 2012	Year ended December 31, 2011	Change
	($ million)%
Revenue
Franchised	3	2	50.0
Managed	89	77	15.6
Owned and leased	138	126	9.5

Total	230	205	12.2

Operating profit before exceptional operating items
Franchised	4	3	33.3
Managed	51	43	18.6
Owned and leased	45	37	21.6

	100	83	20.5
Regional overheads	(19)	(16)	(18.8)

Total	81	67	20.9

Revenue and operating profit before exceptional items increased by $25 million (12.2%) to $230 million and by $14 million (20.9%) to $81 million respectively. RevPAR increased 5.4% with 3.1% growth in average daily rate.

Franchised revenue increased by $1 million (50.0%) to $3 million and operating profit by $1 million (33.3%) to $4 million, boosted by the opening of the 1,224-room Holiday Inn Macao Cotai Central.

Managed revenue increased by $12 million (15.6%) to $89 million and operating profit increased by $8 million (18.6%) to $51 million. RevPAR growth of 5.6% reflected continued economic growth in the region, although the whole industry was affected in the latter part of the year by the 10-year political leadership change and the Diaoyu/Senkaku islands territorial dispute. There was also continued significant system size growth for the managed estate in the region (9.7% rooms growth in 2012 following 14.2% rooms growth in 2011).

Owned and leased revenue increased by $12 million (9.5%) to $138 million and operating profit increased by $8 million (21.6%) to $45m, with RevPAR growth of 6.7% at the InterContinental Hong Kong.

Regional costs increased by $3 million (18.8%) to $19 million reflecting increased investment in operations and infrastructure in the region.

Central

	Year ended December 31, 2012	Year ended December 31, 2011	Change
	($ million)%
Revenue	114	112	1.8
Gross central costs	(270)	(259)	(4.2)

Net central costs	(156)	(147)	(6.1)

Net central costs increased by $9 million from $147 million in 2011 to $156 million (6.1%) in 2012. At constant currency, net central costs increased by $11 million (7.5%). The movement was driven by investment in infrastructure and capabilities to support the growth of the business. Central revenue mainly comprised technology fee income.

System Fund

	Year ended December 31, 2012	Year ended December 31, 2011	Change
	($ million)%
Assessment fees and contributions received from hotels	1,106	1,025	7.9
Proceeds from sale of Priority Club Rewards points	144	128	12.5

	1,250	1,153	8.4

In the year to December 31, 2012, Fund income increased by 8.4% to $1,250 million primarily as a result of growth in hotel room revenues. The increase in proceeds from the sale of Priority Club Rewards points mainly reflects the strong performance of co-brand credit card schemes.

In addition to management or franchise fees, hotels within the Group’s system pay cash assessments and contributions which are collected by the Group for specific use within the Fund. The Fund also receives proceeds from the sale of Priority Club Rewards points. The Fund is managed for the benefit of hotels in the system with the objective of driving revenues for the hotels.

The Fund is used to pay for marketing, the Priority Club Rewards loyalty program and the global reservation system. The operation of the Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the Fund are not included in the Consolidated income statement.

Highlights for the year ended December 31, 2011

The following is a discussion of the year ended December 31, 2011 compared with the year ended December 31, 2010, restated where appropriate to reflect the change in the Group’s geographical segments following an internal reorganization during 2011.

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

Managed revenue increased by $5 million (4.2%) to $124 million and operating profit increased by $31 million (147.6%) to $52 million. Revenue and operating profit included $59 million (2010 $71 million) and $1 million (2010 $1 million) respectively from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts. Excluding properties operated under this arrangement, as well as the benefit of a $10 million liquidated damages receipt in 2011 and a $10 million year-on-year benefit from the conclusion of a specific guarantee negotiation relating to one hotel, revenue grew by $7 million. Growth was driven by a RevPAR increase of 8.8% across the estate. Although year-end system size was 6.0% lower than at the end of 2010, due to the phasing of removals towards the end of the year, rooms available during the year actually grew by 4.5%. Operating profit grew by $11 million on the same basis, also benefiting from increased joint venture distributions.

Owned and leased revenue declined by $19 million (8.5%) and operating profit grew by $4 million (30.8%) to $17 million. In the first half of the year, Staybridge Suites Denver Cherry Creek was sold and converted to a franchise contract, whilst Holiday Inn Atlanta Gwinnett Place and Hotel Indigo San Diego were sold and converted to management contracts. Excluding the year-on-year impact of these and prior year disposals, owned and leased revenue grew by $8 million (4.2%) and operating profit by $7 million (77.8%) reflecting RevPAR growth of 10.3%, including 11.2% at the InterContinental New York Barclay. Operating profit for 2011 includes a $4 million year-on-year benefit from lower depreciation recorded for the InterContinental New York Barclay since the hotel was categorized as held for sale in the first quarter of 2011, subsequent to which no depreciation was charged. Operating profit growth was, however, adversely impacted by $3 million of one off reorganization costs relating to one hotel in 2011.

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

System Fund

In the year to December 31, 2011, Fund income increased by 9.8% to $1.2 billion primarily as a result of growth in hotel room revenues and marketing programs. The increase in proceeds from the sale of Priority Club Rewards points mainly reflects the strong performance of co-brand credit card schemes.

LIQUIDITY AND CAPITAL RESOURCES

Sources of liquidity

The Group is primarily financed by a $1.07 billion syndicated bank facility which expires in November 2016 (the “Syndicated Facility”), £250 million of public bonds which are repayable on December 9, 2016 and £400 million of public bonds which are repayable on November 28, 2022. The $1.07 billion Syndicated Facility was undrawn at the year end. The £400 million 3.875% bonds, which were issued during the year under the Group’s £750 million Medium Term Notes program, extend the maturity profile and diversify the sources of the Group’s debt. Short-term borrowing requirements are met from drawings under bilateral bank facilities. Additional funding is provided by the 99-year finance lease (of which 93 years remain) on the InterContinental Boston. In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements.

The £250 million public bonds were issued on December 9, 2009 at a coupon of 6% and were initially priced at 99.465% of face value and are unsecured. Interest is payable annually on December 9, in each year commencing December 9, 2010 to the maturity date. Currency swaps were transacted at the same time the bonds were issued in order to swap the proceeds and interest flows into US dollars.

The £400 million public bonds were issued on November 28, 2012 at a coupon of 3.875% and were initially priced at 98.787% of face value and are unsecured. Interest is payable annually on November 28, in each year commencing November 28, 2013 to the maturity date.

At December 31, 2012, gross borrowings were $1,258 million, including the finance lease obligation of $212 million. The currency denomination of the borrowings was $212 million of US dollar denominated borrowings, $1,041 million of sterling denominated borrowings and $5 million of New Zealand dollar denominated borrowings. The impact of the currency swaps traded in December 2009 is to convert $415 million of these sterling denominated borrowings above into US dollar denominated borrowings; the fair value of the currency swaps disclosed as a component of net debt was a liability of $11 million at December 31, 2012.

The Group held cash and short-term deposits at December 31, 2012 amounting to $195 million. Credit risk is minimized by operating a policy that generally restricts the investment of surplus cash to counterparties with an A credit rating or better or those providing adequate security. Notwithstanding that counterparties must have an A credit rating or better, during periods of significant financial market turmoil, counterparty exposure limits are significantly reduced and counterparty credit exposure reviews are broadened to include the relative placing of credit default swap pricings. Most of the Group’s surplus funds are held in the United Kingdom or United States although $7 million (2011 $2 million) is held in a country where repatriation is restricted as a result of foreign exchange regulations.

Net debt of $1,074 million at December 31, 2012, comprised the gross borrowings of $1,258 million and the currency swap fair value of $11 million less cash and short-term deposits of $195 million.

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

Cash from operating activities

Net cash from operating activities totaled $472 million for the year ended December 31, 2012 (2011 $479 million) after the payment of additional UK pension scheme contributions which were $57 million higher than in 2011.

Cash flow from operating activities is the principal source of cash used to fund the ongoing operating expenses, interest payments, maintenance capital expenditure and normal dividend payments of the Group. The Group believes that the requirements of its existing business and future investment can be met from cash generated internally, disposition of assets and external finance expected to be available to it.

Cash from investing activities

Net cash outflows due to investing activities totaled $128 million (2011 $38 million) comprising capital expenditure of $133 million (2011 $194 million) including investment in the technology infrastructure of $70 million (2011 $46 million), less proceeds from the disposal of hotels and investments of $5 million (2011 $156 million). Proceeds in 2011 mainly relate to the disposals of the Hotel Indigo San Diego, Staybridge Suites Cherry Creek, Holiday Inn Atlanta-Gwinnett Place and a hotel asset and partnership interest in Australia.

The Group had committed contractual capital expenditure of $81 million at December 31, 2012 (2011 $14 million), reflecting its commitment to invest in the growth of the Group’s brands.

Cash used in financing activities

Net cash used in financing activities totaled $329 million (2011 $334 million), after the payment of shareholder returns of $786 million (2011 $148 million), including a $505 million special dividend and $107 million of share buybacks. Net borrowings increased by $533 million (2011 decreased by $119 million) largely due to the issue of new long-term bonds. $84 million (2011 $75 million) was spent on share purchases in order to fulfill share incentive awards.

Overall net debt increased during the year by $536 million to $1,074 million at December 31, 2012.

Off-balance sheet arrangements

At December 31, 2012, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual obligations

The Group had the following contractual obligations outstanding as of December 31, 2012:

	Total amounts committed	Less than 1 year	1-3 years	3-5 years	After 5 years
	($ million)
Long-term debt obligations(i)(ii)	1,067	—	5	415	647
Interest payable(ii)	354	51	102	76	125
Finance lease obligations(iii)	3,396	16	32	32	3,316
Operating lease obligations	387	47	59	44	237
Agreed pension scheme contributions(iv)	87	62	25	—	—
Capital contracts placed	81	81	—	—	—

	5,372	257	223	567	4,325

(i)	Repayment period classified according to the related facility maturity date.

(ii)	Including the impact of derivatives.

(iii)	Represents the minimum lease payments related to the 99-year lease (of which 93 years remain) on the InterContinental Boston. Payments under the lease step up at regular intervals over the lease term.

(iv)	Primarily relates to the recovery plan agreed with trustees of the InterContinental Hotels UK Pension Plan (see below).

In addition, the Group has committed to invest up to $60 million in two joint venture arrangements of which $37 million had been spent at December 31, 2012.

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. Forecast payments of $6 million have been provided for in the Financial Statements and the maximum unprovided exposure under such guarantees is $50 million at December 31, 2012.

As of December 31, 2012, the Group had outstanding letters of credit of $38 million mainly relating to self insurance programs.

The Group may occasionally guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2012, there were no such guarantees in place.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries and hotels. It is the view of the Directors that, other than to the extent that liabilities have been provided for in the Consolidated Financial Statements, such warranties are not expected to result in material financial loss to the Group.

Pension plan commitments

The Group operates the following material defined benefit plans: the InterContinental Hotels UK Pension Plan and, in the United States, the InterContinental Hotels Pension Plan and the InterContinental Hotels non-qualified plans.

On an IAS 19 “Employee Benefits” basis, the InterContinental Hotels UK Pension Plan had a surplus of $97 million at December 31, 2012, net of the tax that would be deducted at source in respect of a refund of surplus taking into account amounts payable under funding commitments. The defined benefit section of this plan is closed to new members and will close to future accrual for current members with effect from July 1, 2013. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime or annual allowances which will also close to future accrual with effect from July 1, 2013; at December 31, 2012, these arrangements had an IAS 19 deficit of $62 million.

The most recent actuarial valuation of the InterContinental Hotels UK Pension Plan was carried out as at March 31, 2012 and showed a deficit of £132 million on a funding basis. Under the recovery plan agreed with the trustees, the Group aims to eliminate this deficit by July 31, 2014 principally through additional Company contributions of £130 million. In respect of these additional Company contributions, £10 million was paid in July 2012, £45 million was paid in October 2012, £30 million is due for payment in July 2013, £15 million is due for payment in July 2014 and £30 million will be paid into a funding trust on release of a trustee charge over a hotel asset. The amount in the funding trust may be available for release to the plan on July 31, 2014 to the extent that a funding deficit remains at that time. The plan is formally valued every three years, or earlier with the agreement of the Company and trustees, and future valuations could lead to changes in the amounts payable by the Company.

The US-based plans are closed to new members and pensionable service no longer accrues for current employee members. On an IAS 19 basis, at December 31, 2012 the plans had a combined deficit of $98 million. In 2013, the Group expects to make contributions to these plans of $10 million.

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

The Directors and officers of InterContinental Hotels Group PLC at March 21, 2013 were:

Directors	Title	Initially appointed to the Board	Date of next reappointment by shareholders
Patrick Cescau	Director and Chairman	2013	2013
David Kappler(1)	Director and Senior Independent Director	2004	2013
Kirk Kinsell	Director	2010	2013
Jennifer Laing(1)	Director	2005	2013
Jonathan Linen(1)	Director	2005	2013
Luke Mayhew(1)	Director	2011	2013
Dale Morrison(1)	Director	2011	2013
Tracy Robbins	Director	2011	2013
Tom Singer	Director and Chief Financial Officer	2011	2013
Richard Solomons	Director and Chief Executive	2003	2013
Ying Yeh(1)	Director	2007	2013

(1)	Non-executive independent director.

Officers	Title	Initially appointed to position
Keith Barr*	Chief Executive, Greater China	2011
Angela Brav	Chief Executive, Europe	2011
Larry Light*	Chief Brands Officer	2012
Eric Pearson	Executive Vice President and Chief Information Officer	2012
Jan Smits	Chief Executive, Asia, Middle East and Africa	2011
George Turner	Executive Vice President, General Counsel and Company Secretary	2009

*	In April 2013 Kenneth MacPherson will join the Group as Chief Executive, Greater China. With effect from June 1, 2013 Keith Barr will be appointed to the newly created position of Chief Commercial Officer, responsible for brands, sales, marketing and distribution. During the transition Larry Light will continue in his role as Chief Brands Officer. Following the transition Larry will stay on as a senior IHG advisor.

Former Directors and Officers

Graham Allan served as a Director until June 2012. David Webster served as a Director and Chairman of InterContinental Hotels Group PLC until December 2012.

Directors and Officers

Patrick Cescau, Non-Executive Chairman

Appointed to the Board: January 1, 2013

Skills and Experience: From 2005 to 2008, Patrick was Group Chief Executive of Unilever Group, having previously been Chairman of Unilever PLC, Vice-Chairman of Unilever NV and Foods Director, following a progressive career with the Company, which began in France in 1973. Prior to being appointed to the Board of Unilever NV in 1999, as Finance Director, he was Chairman of a number of the Company’s major operating companies and divisions, including in the USA, Indonesia and Portugal.

Board Contribution: Patrick has held board positions for more than 12 years in leading global businesses and brings extensive international experience in brands, consumer products, as well as finance. As Chairman, Patrick is responsible for leading the Board and ensuring it operates in an effective manner and promoting constructive relations with shareholders. Patrick is Chairman of the Nomination Committee.

Other Appointments: Currently a Non-Executive Director of International Consolidated Airlines Group S.A. and the Senior Independent Director and Non-Executive Director of Tesco PLC. Patrick is also a trustee of the Leverhulme Trust and Chairman of the St Jude India Children’s Charity. He was formerly a Senior Independent Director and Non-Executive Director of Pearson PLC and a Director at INSEAD.

Richard Solomons, Chief Executive

Appointed to the Board: February 10, 2003

Skills and Experience: A chartered accountant and a member of the Executive Committee of the World Travel & Tourism Council. From 2003 to 2011 Richard was Chief Financial Officer and Head of Commercial Development. Since joining the Group in 1992 he has held a variety of senior financial and operational roles, including Chief Operating Officer of The Americas Hotels division and Finance Director of the Hotels business prior to the separation of Six Continents PLC in April 2003. He became Chief Executive in July 2011.

Board Contribution: Richard has extensive experience in finance and is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Tom Singer, Chief Financial Officer

Appointed to the Board: September 26, 2011

Skills and Experience: Prior to joining the Group, Tom was Group Finance Director and a main board member of Bupa, a global healthcare provider. Previously Group Finance Director and Chief Operating Officer at William Hill PLC and Finance Director at Moss Bros Group PLC.

Board Contribution: Tom has extensive financial experience obtained from UK and international finance roles. He is responsible, together with the Board, for overseeing the financial operations of the Group and setting its financial strategy.

Kirk Kinsell, President, The Americas

Appointed to the Board: August 1, 2010

Skills and Experience: Kirk has 30 years’ experience in the hospitality industry, including senior franchise positions with Holiday Inn Corporation and ITT Sheraton. He joined the Group in 2002 as Senior Vice President, Chief Development Officer for The Americas region. He became an Executive Committee member in September 2007 and was previously President, Europe, Middle East and Africa until June 2011.

Board Contribution: Kirk has vast experience in the hospitality industry and is responsible for the business development and performance of all the hotel brands and properties in The Americas region.

Tracy Robbins, Executive Vice President, Human Resources and Group Operations Support

Appointed to the Board: August 9, 2011

Skills and Experience: Tracy has over 27 years’ experience in human resources roles in service industries. She joined the Group in December 2005 from Compass Group PLC, a world-leading food service company, where she was Group Human Resources Leadership & Development Director. Previously Group Human Resources Director for Forte Hotels Group. She also spent seven years at Tesco PLC as a Retail Human Resources Manager where she implemented a culture change and restructuring strategy across 150 stores.

Board Contribution: Tracy has many years of experience in human resources and is responsible for global talent management, leadership development, employee reward strategy and implementation, organizational capability and operations support.

David Kappler, Senior Independent Non-Executive Director

Appointed to the Board: June 21, 2004

Skills and Experience: David is a fellow of the Chartered Institute of Management Accountants. Formerly Chief Financial Officer of Cadbury Schweppes plc and Non-Executive Chairman of Premier Foods plc. He also served as a Non-Executive Director of Camelot Group plc and HMV Group plc.

Board Contribution: David brings over 35 years’ knowledge and experience in financial reporting, risk management and internal financial controls. As Chairman of the Audit Committee he is responsible for leading the Committee to ensure internal controls and risk management systems are in place. David is Chairman of the Audit Committee.

Other Appointments: David is a Non-Executive Director of Shire plc, a member of the Europe Advisory Council of Trilantic Capital Partners and Chairman of ADS2 Brands Limited.

Jennifer Laing, Independent Non-Executive Director

Appointed to the Board: August 25, 2005

Skills and Experience: Jennifer was Associate Dean, External Relations at London Business School, until 2007. A fellow of the Marketing Society and of the Institute of Practitioners in Advertising, she has over 30 years’ experience in advertising including 16 years with Saatchi & Saatchi.

Board Contribution: Jennifer has over 30 years’ experience in marketing and advertising and is Chairman of the Corporate Responsibility Committee, responsible for the Corporate Responsibility objectives and strategy. Jennifer is Chairman of the Corporate Responsibility Committee.

Other Appointments: Currently a Non-Executive Director of Hudson Global, Inc., a US human resources company and Premier Foods plc, a branded food producer.

Jonathan Linen, Independent Non-Executive Director

Appointed to the Board: December 1, 2005

Skills and Experience: Jonathan was formerly Vice Chairman of the American Express Company, having held a range of senior positions throughout his career of over 35 years with American Express.

Board Contribution: Jonathan has over 25 years’ experience working in the financial and branded sectors and is a member of the Remuneration Committee.

Other Appointments: Currently a Non-Executive Director of Yum! Brands, Inc. and Modern Bank, N.A., a US private banking company. Jonathan also serves on a number of US councils and advisory boards.

Luke Mayhew, Independent Non-Executive Director

Appointed to the Board: July 1, 2011

Skills and Experience: Luke is currently a Non-Executive Director of Brambles Limited, a global provider of supply chain and information management solutions. Previously he served for 12 years on the Board of John Lewis Partnership, including as Managing Director of the Department Store Division. Luke also spent five years at British Airways PLC and seven years at Thomas Cook Group PLC in senior positions. He was also a Non-Executive Director of WH Smith PLC and Chairman of Pets at Home Group Limited.

Board Contribution: Luke has over 30 years’ experience in senior roles in the branded sector and is Remuneration Committee chairman at Brambles Limited and has been since 2006. As Chairman of the IHG Remuneration Committee he is responsible for setting the remuneration policy. Luke is Chairman of the Remuneration Committee.

Other Appointments: Currently a Non-Executive Director of Brambles Limited.

Dale Morrison, Independent Non-Executive Director

Appointed to the Board: June 1, 2011

Skills and Experience: A founding partner of TriPointe Capital Partners, a private equity firm. Dale was previously President and Chief Executive Officer of McCain Foods Limited and President and Chief Executive Officer of Campbell Soup Company.

Board Contribution: Dale has over 10 years’ experience in sales and marketing positions, and over 25 years’ experience in general management, having held senior positions in the branded foods sector.

Other Appointments: Currently a Non-Executive Director of International Flavors & Fragrances Inc., a producer of flavors and fragrances, and Chairman of Findus Group Limited, a frozen food company.

Ying Yeh, Independent Non-Executive Director

Appointed to the Board: December 1, 2007

Skills and Experience: Ying was formerly Vice President and Chairman, Greater China Region, Nalco Company and Chairman and President, North Asia Region, President, Business Development, Asia Pacific Region and Vice President, Eastman Kodak Company. She was, for 15 years, a diplomat with the US Foreign Service in Hong Kong and Beijing until 1997.

Board Contribution: Ying has over 20 years’ experience gained from working in senior positions in global organizations across a broad range of sectors.

Other Appointments: Currently a Non-Executive Director of AB Volvo, a transportation related products and services company, ABB Ltd, a global leader in power and automation technologies and Samsonite International S.A., a travel luggage company.

Other members of the Executive Committee

In addition to the Executive Directors on the Board, the Executive Committee comprises:

Keith Barr, Chief Executive, Greater China

Joined the Group: 2000

Skills and Experience: Keith has over 20 years’ experience in the hospitality industry. He has held senior appointments including Vice President of Sales and Revenue Management, Vice President of Operations and Chief Operating Officer, Australia, New Zealand and South Pacific. He was appointed Managing Director, Greater China in June 2009 and became Chief Executive, Greater China in April 2011.

Key responsibilities: These include business development and performance of all the hotel brands and properties in the Greater China region.

Angela Brav, Chief Executive, Europe

Joined the Group: 1988

Skills and Experience: Angela has over 24 years’ experience in the hospitality industry, including hotel operations, franchise relations and technology solutions. She has held various senior roles in the Group’s US and European businesses prior to becoming Chief Operating Officer, North America. She was appointed Chief Executive, Europe in August 2011.

Key responsibilities: These include business development and performance of all the hotel brands and properties in Europe.

Larry Light, Chief Brands Officer

Joined the Group: 2012

Skills and Experience: Larry is one of the world’s leading brand consultants and was formerly Chief Marketing Officer for McDonald’s. Larry has held previous executive roles in media, marketing and advertising for BBDO Worldwide and Ted Bates Advertising and has made many academic contributions on branding principles and methods.

Key responsibilities: These include building on the Group’s strategy of developing and nurturing a powerful portfolio of preferred brands.

Eric Pearson, Executive Vice President and Chief Information Officer

Joined the Group: 1997

Skills and Experience: Eric has a background in engineering and technology and started his career at IHG over 15 years ago. Since then he has held various senior positions in the field of emerging technologies and global e-commerce. Eric most recently held the position of Chief Marketing Officer for The Americas region.

Key responsibilities: These include global technology, including IT systems and information management, throughout the Group.

Jan Smits, Chief Executive, Asia, Middle East and Africa

Joined the Group: 2002

Skills and Experience: Jan has 31 years’ experience in the hospitality industry. He held various senior positions in the Asia and Australasia region. He became Managing Director, Asia Australasia in June 2009. Following the amalgamation of our Middle East and Africa region with our Asia Australasia region, he became Chief Executive, Asia, Middle East and Africa in August 2011.

Key responsibilities: These include business development and performance of all the hotel brands and properties in Asia, Middle East and Africa.

George Turner, Executive Vice President, General Counsel and Company Secretary

Joined the Group: 2008

Skills and Experience: George is a solicitor and qualified to private practice in 1995. Prior to joining the Group, George spent 12 years with Imperial Chemical Industries PLC where he held a number of key positions including Deputy Company Secretary. He was appointed Executive Vice President, General Counsel and Company Secretary in January 2009.

Key responsibilities: These include corporate governance, risk management, insurance, regulatory, internal audit, legal, corporate responsibility and public affairs.

Steven Sickel, who has been an interim member of the Executive Committee, will return to his full-time role leading Distribution Relationship Marketing in June 2013.

There are no family relationships between any of the persons named above.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

COMPENSATION

In fiscal 2012, the aggregate compensation (including pension contributions, bonus and awards under the long term incentive plans) of the Directors and officers of the Company was $30.0 million. The aggregate amount set aside or accrued by the Company in fiscal 2012 to provide pension retirement or similar benefits for those individuals was $0.8 million. An amount of $8.6 million was charged in fiscal 2012 in respect of bonuses payable to them under performance related cash bonus schemes and long term incentive plans.

Note 3 of Notes to the Consolidated Financial Statements sets out the aggregate compensation of the Directors. The following are details of the Company’s principal share schemes, in which the Directors of the Company participated during the period.

Annual Bonus Plan

The Group’s Annual Bonus Plan (“ABP”), sets out the terms under which annual performance-related bonuses are awarded, and enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of deferred shares. The deferred shares are released on the third anniversary of the award date. In relation to 2012, a fixed percentage of the bonus was awarded in the form of shares with no voluntary deferral and no matching shares. Awards of deferred shares under the ABP are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as set out in the plan rules. Participation in the ABP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year, and conditional rights over 340,924 (2011 528,213) shares were awarded to participants.

Long Term Incentive Plan

The Long Term Incentive Plan (“LTIP”) allows Executive Directors and eligible employees to receive share awards, subject to the achievement of performance conditions, set by the Remuneration Committee, which are normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During 2012, conditional rights over 2,698,714 (2011 3,257,364) shares were awarded to employees under the plan. The plan provides for the grant of “nil cost options” to participants as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2012 and no options were granted in the year under the plan. The latest date that any options currently outstanding may be exercised is April 4, 2015.

Options and ordinary shares held by Directors

Details of the Directors’ interests in the Company’s shares are set out on page 66 and pages F-47 to F-49.

BOARD PRACTICES

Contracts of service

The Remuneration Committee’s policy is for Executive Directors to have rolling contracts with a notice period of 12 months. Richard Solomons, Tom Singer, Kirk Kinsell and Tracy Robbins have service agreements with a notice period of 12 months. All new appointments will have 12-month notice periods, unless, on an exceptional basis to complete an external recruitment successfully, a longer initial notice period reducing to 12 months is used, in accordance with the UK Corporate Governance Code.

Non-Executive Directors have letters of appointment. Patrick Cescau was appointed as Non-Executive Chairman on January 1, 2013 following the retirement of David Webster on December 31, 2012. David Webster’s appointment as Non-executive Chairman, effective from January 1, 2004, was subject to six months’ notice. Patrick Cescau’s appointment as Non-Executive Chairman, effective from January 1, 2013, is subject to 12 months’ notice.

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

Directors’ contracts

Directors	Contract effective date	Unexpired term/ notice period
Richard Solomons	July 1, 2011	12 months
Kirk Kinsell	August 1, 2010	12 months
Tracy Robbins	August 9, 2011	12 months
Tom Singer	September 26, 2011	12 months

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

Upon retirement, and under certain other specified circumstances on termination of their employment, a Director will become eligible to receive benefit from their participation in a Company pension plan. See Note 3 of Notes to the Consolidated Financial Statements for details of Directors’ pension entitlements at December 31, 2012.

Committees

Each Committee of the Board has written terms of reference which are approved by the Board and subject to review every year. These are available on the Company’s website www.ihgplc.com/investors under corporate governance/committees or from the Company Secretary’s office upon request. During the year, the terms of reference of all of the Committees of the Board were reviewed against the latest best practice guidance and the UK Corporate Governance Code (“Code”). As a result, some minor amendments in respect of the Code were made to update the Audit and Remuneration Committee’s terms of reference.

Executive Committee

Its role is to consider and manage a range of important strategic and business issues facing the Group. Amongst many other things it is responsible for monitoring the performance of the business. It is authorized to approve capital and revenue investment within levels agreed by the Board.

Governance: The Committee is chaired by the Chief Executive and usually meets monthly. Members of the Committee comprise the Executive Directors and the most senior executives from the Group. The Committee recommends to the Board significant decisions which require its approval.

Audit Committee

The Audit Committee is chaired by David Kappler who has recent and relevant financial experience. During 2012, the other Committee members were Graham Allan (until his retirement on June 15, 2012), Jennifer Laing and Dale Morrison. All Audit Committee members are independent.

The Committee’s key responsibilities are set out below:

•

to review the integrity of the Company’s internal financial controls, internal controls and risk management systems, as well as review reports from management, Global Internal Audit (“GIA”) and the external auditors (Ernst & Young LLP (“E&Y”));

•	to review the Group’s processes for detecting and addressing fraud, misconduct and control weaknesses and consider the response to any such occurrence, including overseeing the whistleblowing process;

•	to review and maintain the role and effectiveness of the internal audit function;

•	to oversee the Group’s relations with our external auditors and make recommendations on their appointment, reappointment, removal and independence;

•	to pre-approve the external auditor’s non-audit work and associated fees; and

•	to oversee the Group’s Code of Ethics and Business Conduct and associated procedures for monitoring adherence.

The Committee was in place throughout 2012. The Committee had the opportunity to meet with the internal and external auditors on at least four occasions in the year without the presence of management.

The Board is satisfied that David Kappler has recent and relevant financial experience as a qualified accountant and former Chief Financial Officer of Cadbury Schweppes plc. At the invitation of the Committee, the Chief Executive, Chief Financial Officer, Head of GIA and external auditors attend meetings.

E&Y have been the Group’s independent external auditors since 2003. To ensure the auditor’s independence is safeguarded, lead audit partners rotate every five years. In 2011 the lead audit partner was rotated. The Committee reviews the relationship the Group has with E&Y annually and for the year ended December 31, 2012, the Committee was satisfied with the independence, objectivity and effectiveness of the relationship with E&Y as the external auditors.

A key factor that may impair the external auditors’ independence is a lack of control over the volume of non-audit services. To address this issue all proposals for non-audit work are subject to pre-approved limits and additionally there is a prohibition on the undertaking of certain services. The Committee is aware of, and sensitive to, investor body guidelines on non-audit fees.

The Head of GIA is responsible for reporting and ensuring findings of internal audit work are brought to the attention of local management and the Committee as appropriate. During 2012 GIA operated in all the Group’s principal regions.

Remuneration Committee

The Remuneration Committee, chaired by Luke Mayhew, also comprises the following independent Non-Executive Directors: David Kappler, Jonathan Linen and Ying Yeh. The Remuneration Committee agrees, on behalf of the Board, all aspects of the remuneration of the Executive Directors and the Executive Committee members, and agrees the strategy, direction and policy for the remuneration of other senior executives who have a significant influence over the Company’s ability to meet its strategic objectives.

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

The Board plans for its own succession with the support of the Committee. Independent consultants are engaged for all Non-Executive Director appointment searches. The Committee remains focused, on behalf of the Board, on Board succession planning for both Executive and Non-Executive Directors. By way of example, since 2008 eight Directors have joined the Board and seven have left. During 2012, the Committee also considered a more detailed review of the talent pool within the business, looking to future succession planning for Executive Directors.

Corporate Responsibility Committee

The Corporate Responsibility Committee is chaired by Jennifer Laing. During 2012 the other Committee members were Graham Allan (until his retirement on June 15, 2012), Luke Mayhew, Dale Morrison from November 2, 2012, Richard Solomons and Ying Yeh. The Corporate Responsibility Committee ensures that the Company has in place the right policies, management, measurement systems and key programs to enable it to deliver against its Corporate Responsibility strategy.

Disclosure Committee

Its duties include ensuring that information required to be disclosed in reports pursuant to UK and US accounting, statutory or listing requirements, fairly represents the Group’s position in all material respects.

Governance: The Committee is chaired by the Group’s Financial Controller. Members of the Committee comprise the Company Secretary and other senior executives. The Committee reports to the Chief Executive, the Chief Financial Officer and to the Audit Committee.

General Purposes Committee

The Committee attends to business of a routine nature and to the administration of matters, the principles of which have been agreed previously by the Board or an appropriate committee.

Governance: The Committee comprises any one Executive Committee member together with a senior officer from an agreed and restricted list of senior executives. It is always chaired by an Executive Committee member and the other Executive Directors are notified in advance of the business of the meeting.

A description of the significant ways in which the Company’s actual corporate governance practices differ from the New York Stock Exchange corporate governance requirements followed by US companies can be found on page 85.

EMPLOYEES

The Group employed 7,981 people worldwide in the year ended December 31, 2012 whose costs were borne by the Group. Of these, 94% were employed on a full-time basis and 6% were employed on a part-time basis.

The table below analyzes the geographic distribution of the average number of employees for the last three fiscal periods.

	Americas	Europe	AMEA	Greater China	Central	Total
2012	2,552	1,866	1,195	1,051	1,317	7,981

2011	2,895	1,574	1,195	1,000	1,292	7,956

2010	3,309	1,206	1,142	964	1,237	7,858

The costs of the above employees are borne by the Group. In addition, the Group employs 5,018 (2011 4,462, 2010 4,489) people who work in managed hotels or directly on behalf of the System Fund and whose costs are borne by those hotels or by the Fund.

When the Group’s entire estate is taken into account (including employees working in the franchised and managed hotels who are not employed by IHG) over 350,000 people worked globally across the Group’s brands as at December 31, 2012.

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

In the United Kingdom there is in place a national minimum wage under the National Minimum Wage Act. At December 31, 2012, the minimum wage for individuals between 18 and under the age of 21 was £4.98 per hour and £6.19 per hour for individuals age 21 and above. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

Less than 5% of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

SHARE-BASED COMPENSATION

During 2012, conditional rights over 2,698,714 shares were awarded to employees under the Long Term Incentive Plan and 340,924 shares were awarded to employees under the Annual Bonus Plan. No awards were granted under the Executive Share Option Plan. Details regarding the option pricing model and assumptions used to determine the fair value of the awards is included in Note 26 of Notes to the Consolidated Financial Statements.

SHARE OWNERSHIP

The interests of the Directors and officers of the Group at March 21, 2013 were:

Directors	Ordinary shares of 14 194/329 pence		% of shares outstanding(3)
Patrick Cescau	Nil		N/A
David Kappler	1,308		N/A
Kirk Kinsell	405,281	(1)	0.14
Jennifer Laing	3,148		N/A
Jonathan Linen	6,853	(2)	N/A
Luke Mayhew	1,866		N/A
Dale Morrison	4,233	(2)	N/A
Tracy Robbins	256,126		N/A
Tom Singer	228,696		N/A
Richard Solomons	983,092		0.35
Ying Yeh	Nil		N/A

Officers
Keith Barr	127,756		N/A
Angela Brav	139,978		N/A
Larry Light	Nil		N/A
Eric Pearson	220,291		N/A
Jan Smits	216,272		N/A
George Turner	117,397		N/A

(1)	594 of which are held as ADSs.

(2)	All of which are held as ADSs.

(3)	Where no figure is given the shareholding represents less than 0.1% of shares outstanding.

The above shareholdings are all beneficial interests. The percentage of ordinary share capital owned by each of the Directors is negligible.

The Directors’ interests as at December 31, 2012 in options to subscribe for shares in InterContinental Hotels Group PLC are set out on page F-49.

The Directors do not have different voting rights from other shareholders of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, IHG is not directly or indirectly owned or controlled by another corporation or by any government. As at the dates shown, the Company had been notified, in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority, of the following significant holdings of voting rights in its ordinary shares:

	March 21, 2013*		March 21, 2012		March 25, 2011
Identity of person or group	Number of shares/ADSs	Percent of class	Number of shares/ADSs	Percent of class	Number of shares/ADSs	Percent of class
Southeastern Asset Management, Inc.	N/A	N/A	38,519,075	13.23%	N/A	N/A
FIL Limited (Fidelity International)	N/A	N/A	13,850,157	4.76%	N/A	N/A
Cedar Rock Capital Limited	14,923,417	5.56%	14,923,417	5.13%	14,923,417	5.13%
JP Morgan Asset Management Holdings Inc.	N/A	N/A	N/A	N/A	14,592,363	5.01%
Blackrock, Inc.	14,505,612	5.40%	14,505,612	4.98%	14,505,612	4.98%
Capital Research and Management Company.	N/A	N/A	14,495,664	4.98%	14,495,664	4.98%
Legal & General Group Plc	11,336,113	4.22%	11,336,113	3.89%	N/A	N/A
Lloyds Banking Group plc	N/A	N/A	13,619,563	4.68%	N/A	N/A

*	The figures do not reflect the share consolidation on a 14 for 15 basis or the $0.5 billion share buyback program announced on August 7, 2012.

The Company’s major shareholders do not have different voting rights from other shareholders of the Company. The Company does not know of any arrangements the operation of which may result in a change in its control.

As of March 21, 2013, 16,715,367 ADSs equivalent to 16,715,367 ordinary shares, or approximately 6.23% of the total ordinary shares in issue, were outstanding and were held by 787 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

As of March 21, 2013, there were a total of 49,290 record holders of ordinary shares, of whom 328 had registered addresses in the United States and held a total of 1,353,107 ordinary shares (0.50% of the total issued).

RELATED PARTY TRANSACTIONS

Other than those disclosed in Note 30 of Notes to the Consolidated Financial Statements, the Company has not entered into any related party transactions or loans for the period beginning January 1, 2012 up to March 21, 2013.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements”.

Legal proceedings

Group companies have extensive operations in the United Kingdom, as well as internationally, and are involved in a number of legal claims and proceedings incidental to those operations. It is the Company’s view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability.

Notwithstanding the above, the Company notes the matters set out below. Litigation is inherently unpredictable and as at March 26, 2013, the outcome of these matters cannot be reasonably determined.

1. On April 20, 2012, the owner of a former hotel in China filed an arbitration petition with the China International Economic Trade Arbitration Committee against a Group company, Holiday Inns (China) Limited (‘‘HICL’’) seeking compensation for losses relating to the alleged mismanagement of the hotel. HICL subsequently filed a counterclaim. The Group intends to defend against this claim vigorously and pursue its counterclaim. As at March 26, 2013, it is not possible to determine whether any loss is probable or to estimate the amount of any loss.

2. On July 31, 2012, the UK’s Office of Fair Trading (the ‘‘OFT’’) issued a Statement of Objections alleging that the Company (together with Booking.com B.V. and Expedia, Inc.) infringed competition law in relation to the online supply of room only hotel accommodation by online travel agents.

The Company is cooperating fully with the investigation. The OFT has not yet reached a decision as to whether competition law has been breached.

3. On August 10, 2012, the former owner of a hotel in China filed an arbitration notice with the International Economic and Trade Arbitration Commission Shanghai Committee (“CIETAC Shanghai”) containing numerous allegations in connection with the termination of a hotel management agreement and seeking damages from a Group company, Inter-Continental Hotels Corporation (“IHC”). IHC has subsequently filed with the International Economic and Trade Arbitration Commission in Beijing (“CIETAC Beijing”) a parallel claim against the owner for breach of contract.

On March 22, 2013, CIETAC Shanghai ruled in the owner’s favor and granted an award of RMB 150,379,000 (approximately $24 million) against IHC. IHC’s parallel claim against the owner has not yet been determined. IHC intends to pursue all available means of appeal against CIETAC Shanghai’s ruling. IHC also intends to pursue vigorously its parallel claim in CIETAC Beijing. $24 million is included in contingent liabilities in Note 29 of the Consolidated Financial Statements in respect of the award against IHC.

4. On August 20, 2012, two plaintiffs filed a class action complaint in California against several online travel companies and hotel companies, including a Group company, InterContinental Hotels Group Resources, Inc. in connection with alleged anti-competitive practices. Several similar complaints have since been filed across the US by other plaintiffs alleging similar claims. All of these cases have been centralized in the Northern District of Texas, and consolidated for the purposes of pretrial proceedings (with the exception of cases which have been voluntarily dismissed). It is not possible to determine whether any loss is probable or to estimate the amount of any loss.

The Group intends to defend against these claims vigorously. As at March 26, 2013, the outcome of these matters cannot be reasonably determined.

Dividends

See “Item 3. Key information — Dividends”.

SIGNIFICANT CHANGES

Except as otherwise stated in this Form 20-F, there have been no significant changes subsequent to December 31, 2012.

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

	£ per ordinary share		$ per ADS
Year ended December 31,	High	Low	High	Low
2008	8.84	4.48	17.40	6.52
2009	9.04	4.46	14.67	6.04
2010	12.66	8.87	20.04	13.84
2011	14.35	9.55	23.28	15.27
2012	17.25	11.57	27.82	17.99

	£ per ordinary share		$ per ADS
Year ended December 31,	High	Low	High	Low
2011
First quarter	14.35	12.28	23.28	19.60
Second quarter	13.14	11.65	22.10	18.76
Third quarter	13.31	9.55	21.47	15.67
Fourth quarter	11.91	9.73	19.21	15.27
2012
First quarter	14.97	11.57	23.67	17.99
Second quarter	15.73	13.95	24.70	21.84
Third quarter	17.25	15.02	27.02	23.16
Fourth quarter	17.10	15.24	27.82	24.50
2013
First quarter (through to March 21, 2013)	20.22	17.07	30.64	27.82

	£ per ordinary share		$ per ADS
Month ended	High	Low	High	Low
September 2012	16.50	15.96	26.72	25.37
October 2012	16.69	15.30	26.93	24.62
November 2012	16.91	15.24	27.16	24.50
December 2012	17.10	16.44	27.82	26.38
January 2013	18.80	17.07	29.74	27.82
February 2013	19.89	18.94	30.64	28.59
March 2013 (through to March 21, 2013)	20.22	19.47	30.36	29.32

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

Directors

Under the Company’s articles of association, a director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions, including in relation to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third-party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities in which he will be interested as an underwriter, (d) concerning another body corporate in which the director is beneficially interested in less than one percent of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally with other employees and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

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

The articles of association specify that each Director shall retire every three years at the Annual General Meeting and unless otherwise decided by the Directors, shall be eligible for re-election. However, the UK Corporate Governance Code recommends that all Directors of FTSE 350 companies submit themselves for election or re-election (as appropriate) by shareholders every year. Therefore, all Directors will retire and offer themselves for election or re-election at the 2013 Annual General Meeting.

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

£750,000,000 Euro Medium Term Note Program

In 2012, the Group updated its Euro Medium Term Note program (the “Program”) and issued a tranche of £400,000,000 3.875% notes due November 28, 2022.

1. On November 9, 2012, an amended and restated trust deed (the “Trust Deed”) was executed by InterContinental Hotels Group PLC as issuer (the “Issuer”), Six Continents Limited and InterContinental Hotels Limited as guarantors (the “Guarantors”) and HSBC Corporate Trustee Company (UK) Limited as trustee (the “Trustee”), pursuant to which the trust deed dated November 29, 2009, as supplemented by the first supplemental trust deed dated July 7, 2011 between the same parties relating to the Program was amended and restated. Under the Trust Deed, the Issuer may issue notes (“Notes”) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £750,000,000 (or its equivalent in other currencies).

Notes are to be issued in series (each a “Series”) in bearer form. Each Series may comprise one or more tranches (each a “Tranche”) issued on different issue dates. Each Tranche of Notes will be issued on the terms and conditions set out in the updated Base Prospectus dated November 9, 2012 (the “Base Prospectus”) as amended and/or supplemented by a document setting out the final terms (the “Final Terms”) of such Tranche or in a separate prospectus specific to such Tranche (the “Drawdown Prospectus”).

Under the Trust Deed, each of the Issuer and the Guarantors has given certain customary covenants in favor of the Trustee.

Final Terms were issued (pursuant to the previous base prospectus dated November 27, 2009) on December 9, 2009 in respect of the issue of a Tranche of £250,000,000 6% Notes due December 9, 2016 (the “2009 Issuance”).

Final Terms were issued pursuant to the Base Prospectus on November 26, 2012 in respect of the issue of a Tranche of £400,000,000 3.875% Notes due November 28, 2022 (the “2012 Issuance”).

The Final Terms issued under each of the 2009 Issuance and the 2012 Issuance provide that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (the “Change of Control Period”) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment-grade credit rated by the end of the Change of Control Period.

Further details of the Program and the Notes are set out in the Base Prospectus, a copy of which is available (as is a copy of each of the Final Terms dated December 7, 2009 relating to the 2009 Issuance and the Final Terms dated November 26, 2012 relating to the 2012 Issuance) on the Company’s website at www.ihgplc.com. The Notes issued pursuant to the 2009 Issuance and the Notes issued pursuant to the 2012 Issuance are referred to as “£250 million 6% bonds” and the “£400 million 3.875% bonds” respectively in the Consolidated Financial Statements.

2. On November 27, 2009, the Issuer and the Guarantors entered into an agency agreement (the “Agency Agreement”) with HSBC Bank PLC as principal paying agent and the Trustee, pursuant to which the Issuer and the Guarantors appointed paying agents and calculation agents in connection with the Program and the Notes.

Under the Agency Agreement, each of the Issuer and the Guarantors has given a customary indemnity in favor of the paying agents and the calculation agents. There was no change to the Agency Agreement in 2011 or 2012.

3. On November 9, 2012, the Issuer and the Guarantors entered into a dealer agreement (the “Dealer Agreement”) with HSBC Bank PLC as arranger (the “Arranger”) and Citigroup Global Markets Limited, HSBC Bank PLC, Lloyds TSB Bank PLC, Merrill Lynch International, Mitsubishi UFJ Securities International PLC and The Royal Bank of Scotland PLC as dealers (the “Dealers”), pursuant to which the Dealers were appointed in connection with the Program and the Notes.

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

The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated net debt to consolidated EBITDA ratio. The margin can vary between LIBOR + 0.90% and LIBOR + 1.70% depending on the level of the ratio. The facility was undrawn at December 31, 2012.

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

TAXATION

This section provides a summary of material US federal income tax and UK tax consequences to US holders, as defined below, of owning and disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds ordinary shares or ADSs as capital assets. This section does not, however, discuss the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare Contribution tax or the tax consequences to holders subject to special rules, such as

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares or ADSs as part of a hedge, straddle, conversion transaction, integrated transaction or wash sale or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons who acquired the Company’s ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise in connection with employment; or

•	holders that, directly or indirectly, hold 10% or more of the Company’s voting stock.

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

As used herein, a “US holder” is a beneficial owner of ordinary shares or ADSs who is for US federal income tax purposes (i) a citizen or individual resident of the US, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section is based on the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and the published practice of HM Revenue and Customs (“HMRC”), all as of the date hereof. These laws, and that practice, are subject to change, possibly on a retroactive basis.

This section is further based in part upon the representations of the Depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, an owner of ADRs evidencing ADSs will generally be treated as the owner of the underlying shares represented by those ADSs. In practice, HMRC will also regard holders of ADSs as the beneficial owners of the ordinary shares represented by those ADSs (although case law has cast some doubt on this). The discussion below assumes that HMRC’s position is followed. Generally, exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains, although UK stamp duty reserve tax (“SDRT”) may arise as described below.

The US Treasury has expressed concerns that parties to whom American depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the preferential rates of tax, described below, for qualified dividend income. Accordingly, the availability of the preferential rates of tax for qualified dividend income described below could be affected by actions taken by parties to whom the ADRs are pre-released.

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

United States Federal Income Taxation

A US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of the Company’s current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because the Company has not historically maintained, and does not currently maintain, books in accordance with US tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company’s current and accumulated earnings and profits as computed for US federal income tax purposes. As a result, the Company expects that amounts distributed will be reported to the Internal Revenue Service (the “IRS”) as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. The Company expects that dividends paid by the Company with respect to the shares or ADSs will constitute qualified dividend income. US holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

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

Taxation of Capital Gains

United Kingdom Taxation

A US holder who is not resident or, in the case of an individual, ordinarily resident for UK tax purposes in the UK and who is not trading in the UK will not generally be liable for UK taxation on capital gains, or eligible for relief for allowable losses, realized or accrued on the sale or other disposal of ADSs or ordinary shares.

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

The concept of ordinary residence is proposed to be abolished with effect from 6 April 2013.

United States Federal Income Taxation

A US holder that sells or otherwise disposes of ordinary shares or ADSs will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the amount realized and its tax basis in the ordinary shares or ADSs, each determined in US dollars. Such capital gain or loss will be long-term capital gain or loss where the holder has a holding period greater than one year. The capital gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

PFIC Rules

The Company believes that it was not a PFIC for US federal income tax purposes for its 2012 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rates for “qualified dividend income” received by certain non-corporate US holders would not apply. Certain elections may be available (including a market-to-market election) to US holders that would result in alternative treatments of the ordinary shares or ADSs. If the Company were to be treated as a PFIC in any taxable year in which a US holder held ordinary shares or ADSs, a US holder may be required to file an annual report with the IRS containing such information as the Treasury Department may require.

Additional Tax considerations

United States Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ADSs and ordinary shares may be reported to the IRS and to the US holder. Backup withholding may apply to these reportable payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to information reporting and backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. US holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

Neither stamp duty nor SDRT will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS and any separate instrument or written agreement of transfer are executed and remain at all times outside the UK. UK legislation does however provide for stamp duty (in the case of transfers) or SDRT to be payable at the rate of 1.5% on the amount or value of the consideration (or, in some cases, the value of the ordinary shares) where ordinary shares are issued or transferred to a person (or a nominee or of a person) whose business is or includes issuing depositary receipts or the provision of clearance services. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will typically be charged to the party to whom ADSs are delivered against such deposits.

Following litigation on the subject, HMRC has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. In HMRC’s view, the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of an issue of share capital. This view is currently being challenged in further litigation. Accordingly, specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

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

Most of the Group’s surplus funds are held in the United Kingdom or United States, although $7 million (2011 $2 million) is held in a country where repatriation is restricted as a result of foreign exchange regulations.

Currency risk

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profits, net assets and interest cover. To hedge translation exposure, wherever possible, the Group matches the currency of its debt (either directly or via derivatives) to the currency of its net assets, whilst maximizing the amount of US dollars borrowed to reflect the predominant trading currency. At December 31, 2012, the Group held currency swaps with a principal of $415 million (2011 $415 million) and short dated foreign exchange swaps with principals of €75 million (2011 €75 million) and $170 million (2011 $nil).

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either December 31, 2012 or December 31, 2011.

A general strengthening of the US dollar (specifically a five cent fall in the sterling: US dollar rate) would increase the Group’s profit before tax by an estimated $2.8 million (2011 $3.3 million, 2010 $3.5 million) and increase net assets by an estimated $1.8 million (2011 decrease of $10.4 million, 2010 decrease of $5.6 million). Similarly, a five cent fall in the euro: US dollar rate would reduce the Group’s profit before tax by an estimated $2.3 million (2011 $1.9 million, 2010 $1.4 million) and decrease net assets by an estimated $16.1 million (2011 $10.3 million, 2010 $8.2 million).

Interest rate risk and sensitivity

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25% and no more than 75% of net borrowings for each major currency. This is usually achieved through the use of interest rate swaps. Due to relatively low interest rates and the level of the Group’s debt, 100% of borrowings in major currencies were fixed rate debt at December 31, 2012.

At December 31, 2012, the Group did not hold any interest rate swaps (2011 notional principals held of $100 million swapping floating for fixed).

Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, neither a one percentage point rise in US dollar, euro nor sterling interest rates would impact the annual net interest charge in the current or prior two years.

The tables on page 80 provide information about the Group’s derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, currency swaps and debt obligations. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For currency swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set on the last day of the period. The actual currencies of the instruments are indicated in parentheses.

At December 31, 2012

	Expected to mature before December 31,
	2013	2014	2015	2016	Thereafter	Total	Fair value(i)
	($ million, except percentages)
Long-term debt:
Fixed rate public bonds 2016 (sterling)	—	—	—	403	—	403	456
Fixed rate payable				6.0%	—	6.0%
Fixed rate public bonds 2022 (sterling)	—	—	—	—	638	638	652
Fixed rate payable					3.9%	3.9%
Fixed rate lease debt (US dollar)	—	—	—	—	212	212	268
Fixed rate payable					9.7%	9.7%
Variable rate bank debt (New Zealand dollar)	—	—	5	—	—	5	5
Variable interest rate payable			4.7%			4.7%

	(local currency million, except percentages)
Currency swaps:
Principal receivable (sterling)	—	—	—	250	—	250	(19)
Fixed rate receivable				6.0%		6.0%
Principal payable (US dollar)	—	—	—	415	—	415
Fixed rate payable				6.2%		6.2%

(i)	Represents the net present value of the expected cash flows discounted at current market rates of interest, except for the public bonds which are shown at market value.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable to a depositary

Category (as defined by SEC)	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

•  share distributions, stock split, rights, merger

•  Exchange of securities or any other transactions or event or other distribution affecting the ADSs or the Deposited Securities

$5 for each 100 ADSs (or portion thereof)

(b) Receiving or distributing dividends	Distribution of stock dividends Distribution of cash	$5 for each 100 ADSs (or portion thereof) $0.02 or less per ADS (or portion thereof)

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion thereof)

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs	$0.02 per ADS (or portion thereof)* not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

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

Fees and charges payable by a depositary

Direct payments

JPMorgan Chase Bank, N.A. is the depositary for IHG’s ADS program. The depositary’s principal executive office is at: 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401, United States of America. The depositary, has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR Program and incurred by the Company in connection with the ADR Program. During the year ended December 31, 2012 the Company received $624,329 from the depositary in respect of legal, accounting and other fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements, investor relations programs and advertising and public relations expenditure.

Indirect payments

As part of its service to the Company, JPMorgan has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice. In the year ended December 31, 2012, JPMorgan agreed to waive fees and expenses amounting to $20,000.

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

Management has issued a report on the effectiveness of the Group’s internal control over financial reporting as at December 31, 2012. This report appears on page F-1 of the Group’s Consolidated Financial Statements contained in this Annual Report.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the Company’s internal control over financial reporting. This report appears on page F-2 of the Group’s Consolidated Financial Statements contained in this Annual Report.

Changes in internal control over financial reporting

There have been no significant changes in the Group’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

	Year ended December 31,
	2012	2011
	($ million)
Audit fees	4.6	3.7
Audit-related fees	2.1	1.8
Tax fees	0.5	0.7

Total	7.2	6.2

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period of fiscal year	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
Month 1 (no purchases in this month)	0	0.00	0	28,982,476
Month 2	1,749,286	£13.97	0	28,982,476
Month 3	275,000	£14.40	0	28,982,476
Month 4 (no purchases in this month)	0	0.00	0	28,982,476
Month 5 (no purchases in this month)	0	0.00	0	28,982,476
Month 6 (no purchases in this month)	0	0.00	0	29,084,373	*
Month 7 (no purchases in this month)	0	0.00	0	29,084,373
Month 8 (no purchases in this month)	0	0.00	0	29,084,373
Month 9 (no purchases in this month)	0	0.00	0	29,084,373
Month 10	1	£16.63	0	27,217,301	†
Month 11	3,358,500	£16.05	3,358,500	23,858,801
Month 12	2,235,460	£16.55	785,460	23,073,341

*	Reflects the resolution passed at the Company’s Annual General Meeting held on May 25, 2012.

†	Reflects the resolution passed at the Company’s General Meeting held on October 8, 2012.

The Group’s current $500 million share repurchase program was announced on August 7, 2012. By March 21, 2013, 4,243,960 shares had been repurchased at an average price of 1,621 pence per share (approximately £68.8 million).

During fiscal 2012, 3,474,286 ordinary shares were purchased by the Company’s Employee Share Ownership Trust at prices ranging from 1,387 pence to 1,665 pence per share, for the purpose of satisfying future share awards to employees.

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

Basis of regulation

The Code contains a series of principles and provisions. It is not, however, mandatory for companies to follow these principles. Instead, companies must disclose how they have applied them and disclose, if applicable, any areas of non-compliance along with an explanation for the non-compliance. In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE. IHG’s statement of compliance with the UK Code’s requirements for 2012 is contained in the Company’s Annual Report and Financial Statements for the year ended December 31, 2012.

Independent Directors

The Code’s principles recommend that at least half the Board, excluding the Chairman, should consist of independent Non-Executive Directors. As at March 21, 2013 the Board consisted of the Chairman, independent at the time of his appointment, four Executive Directors and six independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE set out five bright line tests for director independence. The Board’s judgment is that all of its Non-Executive Directors are independent. However it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chairman and Chief Executive

The Code recommends that the Chairman and Chief Executive should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chairman and Chief Executive were, as at March 21, 2013 and throughout 2012 fulfilled by separate individuals.

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

Dividends are paid in sterling and the US dollar amount of the declared dividend is translated into sterling at the prevailing exchange rate immediately prior to their announcement.

ITEM 18.	FINANCIAL STATEMENTS

The following Consolidated Financial Statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1	Articles of Association of the Company (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 11, 2011)
Exhibit 4(a)(i)	Five-year $1,070 million bank facility agreement dated November 7, 2011, among The Royal Bank of Scotland plc, NB International Finance B.V., Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 29, 2012)
Exhibit 4(a)(ii)	First supplemental trust deed dated July 7, 2011 modifying and restating the Euro Medium Term Note program governed by a trust deed dated November 29, 2009 (incorporated by reference to Exhibit 4(a)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 29, 2012)
Exhibit 4(a)(iii)	Amended and Restated Trust Deed dated November 9, 2012 relating to a £750 million Euro Medium Term Note Program, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited
Exhibit 4(c)(i)	Tracy Robbins’ service contract dated August 9, 2011 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 29, 2012)
Exhibit 4(c)(ii)	Tom Singer’s service contract dated July 26, 2011 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated March 29, 2012)
Exhibit 4(c)(iii)	Kirk Kinsell’s service contract commencing on August 1, 2010, as amended by a letter dated July 5, 2010 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated April 11, 2011)

Exhibit 4(c)(iv)	Richard Solomons’ service contract dated March 16, 2011, commencing on July 1, 2011 (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10407) dated April 11, 2011)
Exhibit 4(c)(v)	Rules of the InterContinental Hotels Group Long Term Incentive Plan as amended on September 26, 2012
Exhibit 4(c)(vi)	Rules of the InterContinental Hotels Group Annual Bonus Plan as amended on September 26, 2012
Exhibit 8	List of Subsidiaries
Exhibit 12(a)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 12(b)	Certification of Tom Singer filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 13(a)	Certification of Richard Solomons and Tom Singer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
Exhibit 15(a)	Consent of Ernst & Young LLP (included on page F-4)

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

In connection with the preparation of the Group’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”).

Based on this assessment, management has concluded that as of December 31, 2012, the Group’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC:

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). InterContinental Hotels Group PLC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, InterContinental Hotels Group PLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying Consolidated statement of financial position of InterContinental Hotels Group PLC as of December 31, 2012 and 2011, and the related Consolidated income statement, Consolidated statement of comprehensive income, Consolidated statement of changes in equity and Consolidated statement of cash flows for each of the three years in the period ended December 31, 2012, and the financial statement schedule listed in the Index at Item 18. Financial Statements, and our report dated March 26, 2013 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England

March 26, 2013

INTERCONTINENTAL HOTELS GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC

We have audited the accompanying Consolidated statement of financial position of InterContinental Hotels Group PLC as of December 31, 2012 and 2011, and the related Consolidated income statement, Consolidated statement of comprehensive income, Consolidated statement of changes in equity and Consolidated statement of cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statements schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at December 31, 2012 and 2011, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), InterContinental Hotels Group PLC’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2013 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England

March 26, 2013

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-108084 and Form S-8 Nos. 333-01572, 333-08336, 333-99785, 333-104691, 333-126139 and 333-181334) of InterContinental Hotels Group PLC of the reference to our name in “Item 3. Key information” and our reports dated March 26, 2013, with respect to the Consolidated Financial Statements and Schedule of InterContinental Hotels Group PLC, and the effectiveness of internal control over financial reporting of InterContinental Hotels Group PLC, included in this Annual Report (Form 20-F) for the year ended December 31, 2012.

ERNST & YOUNG LLP

London, England

March 26, 2013

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED INCOME STATEMENT

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010
	Before exceptional items	Exceptional items (Note 5)	Total	Before exceptional items	Exceptional items (Note 5)	Total	Before exceptional items	Exceptional items (Note 5)	Total
	($ million)
Revenue (Note 2)	1,835	—	1,835	1,768	—	1,768	1,628	—	1,628
Cost of sales	(772)	—	(772)	(771)	—	(771)	(753)	—	(753)
Administrative expenses	(363)	(16)	(379)	(350)	(9)	(359)	(331)	(35)	(366)
Other operating income and expenses	8	(11)	(3)	11	46	57	8	35	43

	708	(27)	681	658	37	695	552	—	552
Depreciation and amortization (Note 2)	(94)	—	(94)	(99)	—	(99)	(108)	—	(108)
Impairment (Note 2)	—	23	23	—	20	20	—	(7)	(7)

Operating profit (Note 2)	614	(4)	610	559	57	616	444	(7)	437
Financial income (Note 6)	3	—	3	2	—	2	2	—	2
Financial expenses (Note 6)	(57)	—	(57)	(64)	—	(64)	(64)	—	(64)

Profit before tax	560	(4)	556	497	57	554	382	(7)	375
Tax (Note 7)	(153)	142	(11)	(120)	39	(81)	(98)	1	(97)

Profit for the year from continuing operations	407	138	545	377	96	473	284	(6)	278
Profit for the year from discontinued operations (Note 11)	—	—	—	—	—	—	—	2	2

Profit for the year	407	138	545	377	96	473	284	(4)	280

Attributable to:
Equity holders of the parent	406	138	544	377	96	473	284	(4)	280
Non-controlling interest	1	—	1	—	—	—	—	—	—

	407	138	545	377	96	473	284	(4)	280

Earnings per ordinary share (Note 9)
Continuing operations:
Basic			189.5¢			163.7¢			96.5¢
Diluted			186.3¢			159.8¢			93.9¢
Total operations:
Basic			189.5¢			163.7¢			97.2¢
Diluted			186.3¢			159.8¢			94.6¢

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
	($ million)
Profit for the year	545	473	280

Other comprehensive income
Available-for-sale financial assets:
Gains on valuation	1	15	17
Losses reclassified to income on impairment	—	3	1
Cash flow hedges:
Losses arising during the year	—	—	(4)
Reclassified to financial expenses	1	4	6
Defined benefit pension plans:
Actuarial gains/(losses), net of related tax charge of $1 million (2011 $13 million credit, 2010 $7 million credit)	—	(19)	(38)
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax credit of $7 million (2011 $7 million, 2010 $10 million)	(18)	(4)	(38)
Exchange differences on retranslation of foreign operations, including related tax credit of $3 million (2011 $3 million charge, 2010 $1 million credit)	24	(21)	(4)
Tax related to pension contributions	19	2	7

Other comprehensive income/(loss) for the year	27	(20)	(53)

Total comprehensive income for the year	572	453	227

Attributable to:
Equity holders of the parent	571	452	227
Non-controlling interest	1	1	—

	572	453	227

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital		Retained earnings and other reserves
	Number of shares(i)	Nominal value(i)	Share premium(ii)	Capital redemption reserve(ii)	Shares held by employee share trusts(iii)	Other reserves(iv)	Unrealized gains and losses reserve(v)	Currency translation reserve(vi)	Retained earnings	IHG shareholders’ equity	Non- controlling interest	Total equity
	($ million, number of shares — millions)
At January 1, 2012	290	61	101	10	(27)	(2,893)	71	189	3,035	547	8	555

Profit for the year	—	—	—	—	—	—	—	—	544	544	1	545
Other comprehensive income:
Gains on valuation of available-for-sale financial assets	—	—	—	—	—	—	1	—	—	1	—	1
Amounts reclassified to financial expenses on cash flow hedges	—	—	—	—	—	—	1	—	—	1	—	1
Change in asset restriction on pension plans in surplus and liability in respect of funding commitments	—	—	—	—	—	—	—	—	(18)	(18)	—	(18)
Exchange differences on retranslation of foreign operations	—	—	—	—	—	—	(1)	25	—	24	—	24
Tax related to pension contributions	—	—	—	—	—	—	—	—	19	19	—	19

Total other comprehensive income	—	—	—	—	—	—	1	25	1	27	—	27

Total comprehensive income for the year	—	—	—	—	—	—	1	25	545	571	1	572
Issue of ordinary shares	1	1	9	—	—	—	—	—	—	10	—	10
Share capital consolidation	(19)	—	—	—	—	—	—	—	—	—	—	—
Repurchase of shares	(4)	(1)	—	—	—	—	—	—	(106)	(107)	—	(107)
Transfer to capital redemption reserve	—	—	—	1	—	—	—	—	(1)	—	—	—
Transaction costs relating to shareholder return	—	—	—	—	—	—	—	—	(2)	(2)	—	(2)
Purchase of own shares by employee share trusts	—	—	—	—	(84)	—	—	—	—	(84)	—	(84)
Release of own shares by employee share trusts	—	—	—	—	63	—	—	—	(63)	—	—	—
Equity-settled share-based cost	—	—	—	—	—	—	—	—	27	27	—	27
Tax related to share schemes	—	—	—	—	—	—	—	—	20	20	—	20
Equity dividends paid	—	—	—	—	—	—	—	—	(679)	(679)	—	(679)
Share of reserve in equity accounted investment	—	—	—	—	—	—	—	—	5	5	—	5
Exchange adjustments	—	2	6	—	—	(8)	—	—	—	—	—	—

At December 31, 2012	268	63	116	11	(48)	(2,901)	72	214	2,781	308	9	317

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

On August 7, 2012, the Group announced a planned $1 billion return to shareholders comprising a $0.5 billion special dividend with share consolidation and a $0.5 billion share repurchase program. The share consolidation was approved on October 8, 2012 at a General Meeting (“GM”) of the Company and became effective on October 9, 2012 on the basis of 14 new ordinary shares of 14 194/329 pence each for every 15 existing ordinary shares of 13 29/47 pence each. The special dividend of 172.0¢ per share was paid to shareholders on October 22, 2012 at a total cost of $505 million. Under the authority granted by shareholders at the GM held on October 8, 2012 the share repurchase program commenced in November 2012 resulting in the repurchase of 4,143,960 shares in the period to December 31, 2012 for a total consideration of $107 million. Transaction costs relating to shareholder returns of $2 million, net of tax, have been charged to retained earnings.

No shares were repurchased in 2011 or 2010.

The authority given to the Company at the GM on October 8, 2012 to purchase its own shares was still valid at December 31, 2012. A resolution to renew the authority will be put to shareholders at the Annual General Meeting on May 24, 2013.

The Company no longer has an authorized share capital.

(ii)	The share premium reserve and capital redemption reserve are not distributable. The share premium reserve has a balance of $116 million (2011 $101 million, 2010 $94 million) representing the amount of proceeds received for shares in excess of their nominal value. The capital redemption reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or canceled.

(iii)	The shares held by employee share trusts comprises $48.0 million (2011 $26.5 million, 2010 $34.6 million) in respect of 1.8 million (2011 1.5 million, 2010 1.9 million) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at December 31, 2012 of $50 million (2011 $26 million, 2010 $37 million).

(iv)	Other reserves comprises the merger and revaluation reserves previously recognized under UK GAAP, together with the reserve arising as a consequence of the Group’s capital reorganization in June 2005. Following the change in presentational currency to the US dollar in 2008, this reserve also includes exchange differences arising on the retranslation to period-end exchange rates of equity share capital, the capital redemption reserve and shares held by employee share trusts.

(v)	The unrealized gains and losses reserve records movements in the fair value of available-for-sale financial assets and the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to hedged transactions that have not yet occurred.

The fair value of cash flow hedging instruments outstanding at December 31, 2012 was $nil (2011 $nil, 2010 $4 million liability).

(vi)	The currency translation reserve records the movement in exchange differences arising from the translation of foreign operations and exchange differences on foreign currency borrowings and derivative instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil as permitted by IFRS 1.

The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at December 31, 2012 was a $17 million net liability (2011 $36 million, 2010 $40 million).

The currency translation reserve includes a cumulative loss of $35 million relating to non-current assets classified as held for sale.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At December 31, 2012	At December 31, 2011
	($ million)
ASSETS
Property, plant and equipment (Note 10)	1,056	1,362
Goodwill (Note 12)	93	92
Intangible assets (Note 13)	354	308
Investment in associates and joint ventures (Note 14)	84	87
Retirement benefit assets (Note 3)	99	21
Other financial assets (Note 15)	155	156
Non-current tax receivable	24	41
Deferred tax assets (Note 25)	204	106

Total non-current assets	2,069	2,173

Inventories (Note 16)	4	4
Trade and other receivables (Note 17)	422	369
Current tax receivable	31	20
Derivative financial instruments (Note 23)	2	3
Other financial assets (Note 15)	6	—
Cash and cash equivalents (Note 18)	195	182

Total current assets	660	578

Non-current assets classified as held for sale (Note 11)	534	217

Total assets (Note 2)	3,263	2,968

LIABILITIES
Loans and other borrowings (Note 22)	(16)	(21)
Trade and other payables (Note 19)	(709)	(707)
Provisions (Note 20)	(1)	(12)
Current tax payable	(54)	(120)

Total current liabilities	(780)	(860)

Loans and other borrowings (Note 22)	(1,242)	(670)
Derivative financial instruments (Note 23)	(19)	(39)
Retirement benefit obligations (Note 3)	(187)	(188)
Trade and other payables (Note 19)	(563)	(497)
Provisions (Note 20)	(1)	(2)
Deferred tax liabilities (Note 25)	(93)	(97)

Total non-current liabilities	(2,105)	(1,493)

Liabilities classified as held for sale (Note 11)	(61)	(60)

Total liabilities (Note 2)	(2,946)	(2,413)

Net assets	317	555

EQUITY
Equity share capital	179	162
Capital redemption reserve	11	10
Shares held by employee share trusts.	(48)	(27)
Other reserves	(2,901)	(2,893)
Unrealized gains and losses reserve	72	71
Currency translation reserve	214	189
Retained earnings	2,781	3,035

IHG shareholders’ equity	308	547
Non-controlling interest	9	8

Total equity	317	555

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

INTERCONTINENTAL HOTELS GROUP PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
	($ million)
Profit for the year	545	473	280
Adjustments for:
Net financial expenses	54	62	62
Income tax charge	11	81	97
Depreciation and amortization	94	99	108
Impairment	(23)	(20)	7
Other exceptional operating items	27	(37)	—
Gain on disposal of discontinued operations	—	—	(2)
Equity-settled share-based cost	22	25	26
Other items	(2)	—	1

Operating cash flow before movements in working capital	728	683	579
Increase in trade and other receivables	(50)	(11)	(35)
Net change in loyalty program liability and System Fund surplus	57	66	10
Increase/(decrease) in other trade and other payables	26	(20)	131
Utilization of provisions	(12)	(19)	(54)
Retirement benefit contributions, net of cost	(104)	(44)	(27)
Cash flows relating to exceptional operating items	(6)	(32)	(21)

Cash flow from operations	639	623	583
Interest paid	(50)	(56)	(59)
Interest received	2	1	2
Tax paid on operating activities	(119)	(89)	(64)

Net cash from operating activities	472	479	462

Cash flow from investing activities
Purchase of property, plant and equipment	(44)	(55)	(62)
Purchase of intangible assets	(84)	(48)	(29)
Investment in other financial assets	(2)	(50)	(4)
Investment in associates and joint ventures	(3)	(41)	—
Disposal of assets, net of costs	4	142	107
Proceeds from other financial assets	4	15	28
Tax paid on disposals	(3)	(1)	(4)

Net cash from investing activities	(128)	(38)	36

Cash flow from financing activities
Proceeds from the issue of share capital	10	8	19
Purchase of own shares	(107)	—	—
Purchase of own shares by employee share trusts	(84)	(75)	(53)
Dividends paid to shareholders	(679)	(148)	(121)
Transaction costs relating to shareholder returns	(2)	—	—
Issue of long-term bonds	632	—	—
Decrease in other borrowings	(99)	(119)	(292)

Net cash from financing activities	(329)	(334)	(447)

Net movement in cash and cash equivalents in the year	15	107	51
Cash and cash equivalents at beginning of the year	182	78	40
Exchange rate effects	(2)	(3)	(13)

Cash and cash equivalents at end of the year	195	182	78

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

Note 1 — Accounting policies

General information

The Consolidated Financial Statements of InterContinental Hotels Group PLC (the “Group” or “IHG”) for the year ended December 31, 2012 were authorized for issue to the UK listing authorities in accordance with a resolution of the Directors on February 18, 2013. InterContinental Hotels Group PLC (the “Company”) is incorporated and domiciled in Great Britain and registered in England and Wales.

On March 22, 2013, the Group was subject to an arbitration award in China. As a consequence and as explained in Note 29 to the Consolidated Financial Statements, contingent liabilities include an amount of $24 million which was not included in the Consolidated Financial Statements issued to the UK listing authorities. The Consolidated Financial Statements for the year ended December 31, 2012, for issue on Form 20-F were approved by the Board for filing with the Securities and Exchange Commission on March 26, 2013.

On February 23, 2011, the Group received an unfavorable court judgment in respect of a prior year litigation claim. As required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and IAS 10 “Events after the Reporting Period”, the Consolidated Financial Statements for the year ended December 31, 2010, authorized by the Directors on April 11, 2011, for issue on Form 20-F included a litigation provision of $22 million ($13 million net of tax) to reflect this adjusting post balance sheet event. In respect of the Consolidated Financial Statements issued to the UK listing authorities, the equivalent provision was recorded in the Financial Statements for the year ended December 31, 2011 as the 2010 Financial Statements were authorized on February 14, 2011, which was prior to the court judgment.

The impact of the above is summarized as follows:

	2011 Financial Statements
	Form 20-F	UK filing
Profit before tax ($ million)	554	532
Profit for the year ($ million)	473	460
Net assets ($ million)	555	555
Basic earnings per ordinary share (cents)	163.7	159.2
Diluted earnings per ordinary share (cents)	159.8	155.4

	2010 Financial Statements
	Form 20-F	UK filing
Profit before tax ($ million)	375	397
Profit for the year ($ million)	280	293
Net assets ($ million)	278	291
Basic earnings per ordinary share (cents)	97.2	101.7
Diluted earnings per ordinary share (cents)	94.6	99.0

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

Changes in accounting policies

With effect from January 1, 2012, the Group has implemented the following amendments to accounting standards. Neither of these have had any impact on the Group’s financial performance or position during the year and there has been no requirement to restate prior year comparatives.

IFRS 7 (Amendment) “Financial Instruments: Disclosures”, requires additional disclosures about financial assets that have been transferred but not derecognized and about continuing involvement in derecognised assets.

IAS 12 (Amendment) “Income Taxes”, introduces a rebuttable presumption that deferred tax on investment property measured at fair value should be determined on the basis that its carrying amount will be recovered through sale. The amendment also introduces the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 will always be measured on a sale basis of the asset.

Segmental information

As explained in Note 2, an internal reorganization during 2011 resulted in a change to the Group’s reportable segments. Comparatives for 2010 were restated to show the segmental information on a consistent basis.

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

Foreign currencies

Transactions in foreign currencies are translated to functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the relevant rates of exchange ruling on the last day of the period. Foreign exchange differences arising on translation are recognized in the income statement except on foreign currency borrowings that provide a hedge against a net investment in a foreign operation. These are taken directly to the currency translation reserve until the disposal of the net investment, at which time they are recycled against the gain or loss on disposal.

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

On adoption of IFRS, the Group retained previous revaluations of property, plant and equipment which are included at deemed cost as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

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

Intangible assets

Software

Acquired software and software developed in-house are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs are amortized over estimated useful lives of three to five years on a straight-line basis.

Internally generated development costs are expensed unless forecast revenues exceed attributable forecast development costs, in which case they are capitalized and amortized over the estimated useful life of the asset.

Management contracts

When assets are sold and the purchaser enters into a franchise or management contract with the Group, the Group capitalizes as part of the gain or loss on disposal an estimate of the fair value of the contract entered into. The value of management contracts is amortized over the life of the contract which ranges from six to 50 years on a straight-line basis.

Other intangible assets

Amounts paid to hotel owners to secure management contracts and franchise agreements are capitalized and normally amortized over the shorter of the contracted period and 10 years on a straight-line basis.

Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of property, plant and equipment or in respect of software projects that necessarily take a substantial period of time to prepare for their intended use, or sale, are capitalized as part of the asset cost. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. All borrowing costs relating to projects commencing before January 1, 2009 were expensed.

Associates and joint ventures

An associate is an entity over which the Group has the ability to exercise significant influence, but not control or jointly control, through participation in the financial and operating policy decisions of the entity.

A joint venture is a contractual arrangement whereby two or more venturers exercise joint control over the entity and unanimous agreement is required to make strategic financial and operating policy.

Associates and jointly controlled entities are accounted for using the equity method unless the associate or jointly controlled entity is classified as held for sale. Under the equity method, the Group’s investment is recorded at cost adjusted by the Group’s share of post-acquisition profits and losses and other movements in the investee’s reserves. When the Group’s share of losses exceeds its interest in an associate or joint venture, the Group’s carrying amount is reduced to $nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate or jointly controlled entity.

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

Bank and other borrowings

Bank and other borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortized cost. Finance charges, including the transaction costs and any discount or premium on issue, are recognized in the income statement using the effective interest rate method.

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

Interest arising from currency derivatives and interest rate swaps is recorded in either financial income or expenses over the term of the agreement, unless the accounting treatment for the hedging relationship requires the interest to be taken to reserves.

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

In respect of litigation, provision is made when management consider it probable that payment may occur even though the defense of the related claim may still be ongoing through the court process.

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

Defined benefit plans

Plan assets are measured at fair value and plan liabilities are measured on an actuarial basis, using the projected unit credit method and discounting at an interest rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The difference between the value of plan assets and liabilities at the period-end date is the amount of surplus or deficit recorded in the statement of financial position as an asset or liability. An asset is recognized when the employer has an unconditional right to use the surplus at some point during the life of the plan or on its wind up. If a refund would be subject to a tax other than income tax, as is the case in the United Kingdom, the asset is recorded at the amount net of tax. A liability is also recorded for any such tax that would be payable in respect of funding commitments based on the accounting assumption that the related payments increase the asset.

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

The estimates and assumptions that have the most significant effect on the amounts recognized in these Financial Statements are:

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

•

Loyalty program — the hotel loyalty program, Priority Club Rewards, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and redeem points at a later date for free accommodation or other benefits. The future redemption liability is included in trade and other payables and is estimated using eventual redemption rates determined by actuarial methods and points values. Actuarial gains and losses on the future redemption liability are borne by the System Fund and any resulting changes in the liability would correspondingly adjust the amount of short-term timing surpluses and deficits held in the Consolidated statement of financial position.

•

Retirement and other post-employment benefits — the cost of defined benefit pension plans and other post-employment benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases.

•

Tax — provisions for tax accruals require judgments on the interpretation of tax legislation, developments in tax case law and the potential outcomes of tax audits and appeals. In addition, deferred tax assets are recognized for unused tax attributes to the extent that it is probable that taxable profit will be available against which they can be utilized. Judgment is required as to the amount that can be recognized based on the likely amount and timing of future taxable profits. Deferred tax balances are dependent on management’s expectations regarding the manner and timing of recovery of the related assets.

•

Other — the Group also makes estimates and judgments in the valuation of franchise and management agreements acquired on asset disposals, the valuation of financial assets classified as available-for-sale, the outcome of legal proceedings and claims and in the valuation of share-based payment costs.

New standards issued but not effective

The following accounting standards, amendments and interpretations with an effective date after the date of these Financial Statements have not been adopted early by the Group and will be adopted as set out below unless otherwise indicated, the Directors do not anticipate that the adoption of these standards, amendments and interpretations will have a material impact on the Group’s reported income or net assets in the period of adoption.

IAS 1 (Amendment) “Presentation of Financial Statements”, which is effective from July 1, 2012, changes the grouping of items presented in other comprehensive income (“OCI”) so that items which may be reclassified to profit or loss in the future are presented separately from items that will never be reclassified.

IAS 19 (Revised) “Employee Benefits”, which is effective from January 1, 2013, introduces numerous changes including the removal of the option to defer recognition of some actuarial gains and losses (the “corridor mechanism”) and the concept of expected returns on plan assets. The Group currently recognizes all actuarial gains and losses in OCI, therefore the removal of the corridor mechanism will have no impact on financial performance or position. The impact of calculating the expected return on plan assets (after relevant asset restrictions) using the same interest rate as applied to discounting the benefit obligations is expected to result in a higher operating profit charge of approximately $3 million in 2013 compared with the 2012 charge under the current version of IAS 19.

IAS 28 (Amendment) “Investments in Associates and Joint Ventures”, which will be adopted by the Group from January 1, 2013, has been renamed as a consequence of the new IFRS 11 and IFRS 12 (see below) and describes the application of the equity method to investments in joint ventures in addition to associates.

IFRS 10 “Consolidated Financial Statements”, which will be adopted by the Group from January 1, 2013, introduces a single control model for all entities, including special purpose entities, which will require significant judgment to determine which entities are controlled and therefore consolidated in the Group Financial Statements. Based on the preliminary analyzes performed, IFRS 10 is not expected to have any material impact on the investments held by the Group.

IFRS 11 “Joint Arrangements”, which will be adopted by the Group from January 1, 2013, eliminates the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. The Group currently accounts for its JCEs using the equity method which is the requirement of IFRS 11.

IFRS 12 “Disclosure of Interests in Other Entities”, which will be adopted by the Group from January 1, 2013, incorporates all of the disclosures required in respect of an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements are extensive and likely to result in new disclosures in the Group Financial Statements.

IFRS 13 “Fair Value Measurement”, which is effective from January 1, 2013, establishes a single source of guidance under IFRS for fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value when fair value is required or permitted. Based on the preliminary analyzes performed, IFRS 13 is not expected to have a material impact on the Group’s Financial Statements.

IFRS 9 “Financial Instruments: Classification and Measurement”, which is effective from January 1, 2015, introduces new requirements for classifying and measuring financial assets and financial liabilities and, when finalized, will address hedge accounting and impairment of financial assets. The Group will assess the impacts when the final standard is issued.

Note: with the exception of IFRS 9, all of the above will be adopted by the Group with effect from January 1, 2013. IAS 28 (Amendment), IFRS 10, IFRS 11 and IFRS 12 have been endorsed for adoption by the EU with effect from January 1, 2014 and are therefore being adopted early by the Group.

Note 2 — Exchange rates and Segmental information

Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.63 (2011 $1 = £0.62, 2010 $1 = £0.65). In the case of the euro, the translation rate is $1 = €0.78 (2011 $1 = €0.72, 2010 $1 = €0.76).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1 = £0.62 (2011 $1 = £0.65, 2010 $1 = £0.64). In the case of the euro, the translation rate is $1 = €0.76 (2011 $1 = €0.77, 2010 $1 = €0.75).

Segmental information

The management of the Group’s operations, excluding Central functions, is organized within four geographical regions:

•	Americas;

•	Europe;

•	Asia, Middle East and Africa (“AMEA”); and

•	Greater China.

These, together with Central functions, comprise the Group’s five reportable segments. No operating segments have been aggregated to form these reportable segments.

During 2011, an internal reorganization resulted in a change to the Group’s reportable segments. Previously there were three geographical regions: Americas; Europe, Middle East and Africa; and Asia Pacific (comprising the two operating segments that existed at that time, Greater China and Asia Australasia). The Middle East and Africa region has been combined with the former Asia Australasia operating segment to form a single new operating segment, AMEA. The reorganization was undertaken to better align similar businesses and to allow greater focus on Europe as a stand-alone region. Comparatives for 2010 were restated to show segmental information on a consistent basis.

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

Management monitors the operating results of the geographical regions and Central functions separately for the purpose of making decisions about resource allocation and performance assessment. Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Consolidated Financial Statements, excluding exceptional items. Group financing activities and income taxes are managed on a group basis and are not allocated to reportable segments.

Segmental information

Year ended December 31, 2012

Revenue

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	541	91	18	3	—	653
Managed	97	147	152	89	—	485
Owned and leased	199	198	48	138	—	583
Central	—	—	—	—	114	114

	837	436	218	230	114	1,835

Segmental result

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	466	65	12	4	—	547
Managed	48	32	90	51	—	221
Owned and leased	24	50	6	45	—	125
Regional and central	(52)	(32)	(20)	(19)	(156)	(279)

Reportable segments’ operating profit	486	115	88	81	(156)	614
Exceptional operating items (Note 5)	23	(4)	(5)	—	(18)	(4)

Operating profit	509	111	83	81	(174)	610

Group
($ million)
Reportable segments’ operating profit	614
Exceptional operating items (Note 5)	(4)

Operating profit	610
Net finance costs	(54)

Profit before tax	556
Tax	(11)

Profit for the year	545

All items above relate to continuing operations.

Year ended December 31, 2012

Assets and liabilities

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Segment assets	725	626	282	390	250	2,273
Non-current assets classified as held for sale	232	302	—	—	—	534

	957	928	282	390	250	2,807
Unallocated assets:
Non-current tax receivable						24
Deferred tax assets						204
Current tax receivable						31
Derivative financial instruments						2
Cash and cash equivalents						195

Total assets						3,263

Segment liabilities	(403)	(249)	(58)	(61)	(690)	(1,461)
Liabilities classified as held for sale	(61)	—	—	—	—	(61)

	(464)	(249)	(58)	(61)	(690)	(1,522)
Unallocated liabilities:
Current tax payable						(54)
Deferred tax liabilities						(93)
Loans and other borrowings						(1,258)
Derivative financial instruments						(19)

Total liabilities						(2,946)

Other segmental information

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Capital expenditure (see below)	25	19	6	7	76	133
Non-cash items:
Depreciation and amortization*	20	23	14	15	22	94
Reversal of previously recorded impairment	(23)	—	—	—	—	(23)
Write-off of software	—	—	—	—	18	18
Demerger liability released	—	—	—	—	(9)	(9)
Share-based payments cost	—	—	—	—	22	22
Share of profit of associates and joint ventures	—	—	(3)	—	—	(3)

*	Included in the $94 million of depreciation and amortization is $31 million relating to administrative expenses and $63 million relating to cost of sales.

Reconciliation of capital expenditure

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Capital expenditure per management reporting	25	19	6	7	76	133
Timing differences	(1)	—	—	2	—	1

Capital expenditure per the Financial Statements	24	19	6	9	76	134

Comprising additions to:
Property, plant and equipment	15	9	2	9	6	41
Non-current assets classified as held for sale	5	—	—	—	—	5
Intangible assets	2	8	4	—	70	84
Investments in associates and joint ventures	2	—	—	—	—	2
Other financial assets	—	2	—	—	—	2

	24	19	6	9	76	134

Segmental information

Year ended December 31, 2011

Revenue

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	502	86	19	2	—	609
Managed	124	118	151	77	—	470
Owned and leased	204	201	46	126	—	577
Central	—	—	—	—	112	112

	830	405	216	205	112	1,768

Segmental result

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	431	65	12	3	—	511
Managed	52	26	87	43	—	208
Owned and leased	17	49	5	37	—	108
Regional and central	(49)	(36)	(20)	(16)	(147)	(268)

Reportable segments’ operating profit	451	104	84	67	(147)	559
Exceptional operating items (Note 5)	35	(39)	26	—	35	57

Operating profit	486	65	110	67	(112)	616

Group
($ million)
Reportable segments’ operating profit	559
Exceptional operating items (Note 5)	57

Operating profit	616
Net finance costs	(62)

Profit before tax	554
Tax	(81)

Profit for the year	473

All items above relate to continuing operations.

Year ended December 31, 2011

Assets and liabilities

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Segment assets	691	816	276	388	228	2,399
Non-current assets classified as held for sale	217	—	—	—	—	217

	908	816	276	388	228	2,616
Unallocated assets:
Non-current tax receivable						41
Deferred tax assets						106
Current tax receivable						20
Derivative financial instruments						3
Cash and cash equivalents						182

Total assets						2,968

Segment liabilities	(427)	(247)	(53)	(54)	(625)	(1,406)
Liabilities classified as held for sale	(60)	—	—	—	—	(60)

	(487)	(247)	(53)	(54)	(625)	(1,466)
Unallocated liabilities:
Current tax payable						(120)
Deferred tax liabilities						(97)
Loans and other borrowings						(691)
Derivative financial instruments						(39)

Total liabilities						(2,413)

Other segmental information

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Capital expenditure (see below)	84	15	14	8	72	193
Non-cash items:
Depreciation and amortization*	23	24	16	16	20	99
Impairment losses	—	2	3	—	—	5
Reversal of previously recorded impairment	(25)	—	—	—	—	(25)
Share-based payments cost	—	—	—	—	25	25
Share of profit of associates and joint ventures	—	—	(1)	—	—	(1)

*	Included in the $99 million of depreciation and amortization is $30 million relating to administrative expenses and $69 million relating to cost of sales.

Reconciliation of capital expenditure

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Capital expenditure per management reporting	84	15	14	8	72	193
Management contract acquired on disposal	2	—	—	—	—	2
Timing differences	2	—	—	2	—	4

Capital expenditure per the Financial Statements	88	15	14	10	72	199

Comprising additions to:
Property, plant and equipment	6	12	2	10	26	56
Intangible assets	30	3	—	—	46	79
Investments in associates and joint ventures	31	—	11	—	—	42
Other financial assets	21	—	1	—	—	22

	88	15	14	10	72	199

Segmental information

Year ended December 31, 2010

Revenue

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	465	76	15	2	—	558
Managed	119	70	155	60	—	404
Owned and leased	223	180	43	116	—	562
Central	—	—	—	—	104	104

Total revenue*	807	326	213	178	104	1,628

Segmental result

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Franchised	392	55	8	3	—	458
Managed	21	17	88	30	—	156
Owned and leased	13	38	4	33	—	88
Regional and central	(57)	(32)	(18)	(12)	(139)	(258)

Reportable segments’ operating profit	369	78	82	54	(139)	444
Exceptional operating items (Note 5)	(8)	(5)	6	—	—	(7)

Operating profit*	361	73	88	54	(139)	437

	Continuing	Discontinued	Group
	($ million)
Reportable segments’ operating profit	444	—	444
Exceptional operating items	(7)	—	(7)

Operating profit	437	—	437
Net finance costs	(62)	—	(62)

Profit before tax	375	—	375
Tax	(97)	—	(97)

Profit after tax	278	—	278
Gain on disposal of discontinued operations, net of tax	—	2	2

Profit for the year	278	2	280

*	Relates to continuing operations.

Year ended December 31, 2010

Other segmental information

	Americas	Europe	AMEA	Greater China	Central	Group
	($ million)
Capital expenditure	37	8	6	6	40	97
Non-cash items:
Depreciation and amortization*	33	24	15	16	20	108
Impairment losses	7	—	—	—	—	7
Share-based payments cost	—	—	—	—	32	32

*	Included in the $108 million of depreciation and amortization is $31 million relating to administrative expenses and $77 million relating to cost of sales.

Geographical information

	Year ended December 31,
	2012	2011	2010
	($ million)
Revenue:
United Kingdom	152	139	130
United States	769	740	706
People’s Republic of China (including Hong Kong)	238	210	182
Rest of World	676	679	610

	1,835	1,768	1,628

For the purposes of the above table, hotel revenue is determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue.

	At December 31, 2012	At December 31, 2011
	($ million)
Non-current assets:
United Kingdom	78	361
United States	590	559
France	329	328
People’s Republic of China (including Hong Kong)	333	331
Rest of World	257	270

	1,587	1,849

For the purposes of the above table, non-current assets comprise property, plant and equipment, goodwill, intangible assets and investments in associates and joint ventures. Non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.

Note 3 — Staff costs and Directors’ emoluments

With regards to this note, pages F-30 to F-35 and F-45 to F-49 are audited, pages F-36 to F-44 are unaudited.

Staff

	Year ended December 31,
	2012	2011	2010
	($ million)
Costs:
Wages and salaries	547	550	535
Social security costs	44	43	34
Pension and other post-retirement benefits:
Defined benefit plans* (see F-31)	4	8	9
Defined contribution plans	22	22	19

	617	623	597

*	Before exceptional items (see page F-31).

Average number of employees, including part-time employees:

	Year ended December 31,
	2012	2011	2010
Americas	2,552	2,895	3,309
Europe	1,866	1,574	1,206
Asia, Middle East and Africa	1,195	1,195	1,142
Greater China	1,051	1,000	964
Central	1,317	1,292	1,237

	7,981	7,956	7,858

The costs of the above employees are borne by IHG. In addition, the Group employs 5,018 (2011 4,462, 2010 4,489) people who work in managed hotels or directly on behalf of the System Fund and whose costs of $353 million (2011 $307 million, 2010 $282 million) are borne by those hotels or by the Fund.

Retirement benefits

Retirement and death in service benefits are provided for eligible Group employees in the United Kingdom principally by the InterContinental Hotels UK Pension Plan. The plan, which is funded and HM Revenue & Customs registered, covers approximately 598 (2011 545, 2010 500) employees, of which 119 (2011 125, 2010 140) are in the defined benefit section and 479 (2011 420, 2010 360) are in the defined contribution section. The defined benefit section of the plan closed to new entrants in 2002 and will close to future accrual for current members with effect from July 1, 2013. New members are provided with defined contribution arrangements as will be members of the defined benefit section in July 2013. The assets of the plan are held in self-administered trust funds separate from the Group’s assets. In addition, there are unfunded UK pension arrangements for certain members affected by the lifetime or annual allowances which will also close to future accrual from July 1, 2013. The Group also maintains the following US-based defined benefit plans; the funded InterContinental Hotels Pension Plan, unfunded InterContinental Hotels non-qualified pension plans and post-employment benefits schemes. These plans are closed to new members. The Group also operates a number of smaller pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.

In respect of the defined benefit plans, the amounts recognized in the Consolidated income statement, in administrative expenses, are:

	Pension plans						Post-employment benefits			Total
	UK			US and other
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	($ million)
Current service costs	5	6	6	1	1	1	—	—	—	6	7	7
Interest cost on benefit obligation	25	28	25	9	10	11	1	1	1	35	39	37
Expected return on plan assets	(28)	(29)	(25)	(9)	(9)	(10)	—	—	—	(37)	(38)	(35)

Operating profit before exceptional items	2	5	6	1	2	2	1	1	1	4	8	9
Exceptional items — curtailment gain	—	(28)	—	—	—	—	—	—	—	—	(28)	—

	2	(23)	6	1	2	2	1	1	1	4	(20)	9

The curtailment gain in 2011 arose in respect of the UK pension plan and from the decision to close the defined benefit section to future accrual with effect from July 1, 2013. The plan rules were formally amended to reflect this change in September 2011.

The amounts recognized in the Consolidated statement of comprehensive income are:

	Pension plans						Post-employment benefits			Total
	UK			US and other
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	($ million)
Actual return on plan assets	34	53	46	18	4	13	—	—	—	52	57	59
Less: expected return on plan assets	(28)	(29)	(25)	(9)	(9)	(10)	—	—	—	(37)	(38)	(35)

Actuarial gains/(losses) on plan assets	6	24	21	9	(5)	3	—	—	—	15	19	24
Actuarial (losses)/gains on plan liabilities	(3)	(22)	(49)	(16)	(26)	(13)	5	(3)	(7)	(14)	(51)	(69)

Total actuarial gains/(losses)	3	2	(28)	(7)	(31)	(10)	5	(3)	(7)	1	(32)	(45)
Change in asset restriction and liability in respect of funding commitments*	(25)	(11)	(48)	—	—	—	—	—	—	(25)	(11)	(48)

	(22)	(9)	(76)	(7)	(31)	(10)	5	(3)	(7)	(24)	(43)	(93)

*	Relates to tax that would be deducted at source in respect of a refund of the surplus taking into account amounts payable under funding commitments.

The assets and liabilities of the schemes and the amounts recognized in the Consolidated statement of financial position are:

	Pension plans				Post- employment benefits		Total
	UK		US and other
	2012	2011	2012	2011	2012	2011	2012	2011
	($ million)
Retirement benefit assets
Fair value of plan assets	695	551	17	16	—	—	712	567
Present value of benefit obligations	(507)	(471)	(15)	(12)	—	—	(522)	(483)

Surplus in schemes	188	80	2	4	—	—	190	84
Asset restriction and liability in respect of funding commitments*	(91)	(63)	—	—	—	—	(91)	(63)

Total retirement benefit assets	97	17	2	4	—	—	99	21

Retirement benefit obligations
Fair value of plan assets	—	—	132	117	—	—	132	117
Present value of benefit obligations	(62)	(54)	(232)	(221)	(25)	(30)	(319)	(305)

Total retirement benefit obligations	(62)	(54)	(100)	(104)	(25)	(30)	(187)	(188)

Total fair value of plan assets	695	551	149	133	—	—	844	684

Total present value of benefit obligations	(569)	(525)	(247)	(233)	(25)	(30)	(841)	(788)

*	Relates to tax that would be deducted at source in respect of a refund of the surplus taking into account amounts payable under funding commitments.

The “US and other” surplus of $2 million (2011 $4 million) relates to a defined benefit pension scheme in Hong Kong. Included within the “US and other” deficit is $2 million (2011 $1 million) relating to a defined benefit pension plan in the Netherlands.

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligation are:

	Pension plans						Post-employment benefits
	UK			US
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(%)
Wages and salaries increases	4.5	4.6	5.0	—	—	—	4.0	4.0	4.0
Pensions increases	3.0	3.1	3.5	—	—	—	—	—	—
Discount rate	4.5	4.7	5.3	3.5	4.1	5.2	3.5	4.1	5.2
Inflation rate	3.0	3.1	3.5	—	—	—	—	—	—
Healthcare cost trend rate assumed for next year:
-Pre 65 (ultimate rate reached in 2021)							9.0	9.5	10.0
-Post 65 (ultimate rate reached in 2024)							11.8	12.8	14.0
Ultimate rate that the cost trend rate trends to							5.0	5.0	5.0

Mortality is the most significant demographic assumption. The current assumptions for the UK plan are based on the S1NA tables with long cohort projections and a 1.25% per annum underpin to future mortality improvements with age rated down by 1.75 years for pensioners and 1.5 years for non-pensioners. In the United States, the current assumptions are based on the RP-2000 IRS PPA@ 2013 Non-Annuitant/Annuitant healthy tables for males and females.

Accordingly, assumed life expectancy at retirement age as follows:

	Pension plans
	UK		US
	2012	2011	2012	2011
	(Years)
Current pensioners at 65 — male(i)	24	24	19	19
Current pensioners at 65 — female(i)	27	27	21	21
Future pensioners at 65 — male(ii)	27	26	21	21
Future pensioners at 65 — female(ii)	30	29	22	22

(i)	Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.

(ii)	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2032.

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

	UK		US
	Higher/ (lower) pension cost	Increase/ (decrease) in liabilities	Higher/ (lower) pension cost	Increase/ (decrease) in liabilities
	($ million)
Discount rate — 0.25% decrease	1.4	20.7	0.2	7.2
Discount rate — 0.25% increase	(1.0)	(19.1)	(0.2)	(6.8)
Inflation rate — 0.25% increase	1.1	17.9	—	—
Inflation rate — 0.25% decrease	(0.6)	(15.8)	—	—
Mortality rate — one year increase	0.5	8.2	0.3	10.1

A one percentage point increase/(decrease) in assumed healthcare costs trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2012 by approximately $2.4 million (2011 $2.8 million, 2010 $2.5 million).

	Pension plans				Post- employment benefits
	UK		US and other				Total
Movement in benefit obligation	2012	2011	2012	2011	2012	2011	2012	2011
	($ million)
Benefit obligation at January 1,	525	512	233	209	30	27	788	748
Current service cost	5	6	1	1	—	—	6	7
Members’ contributions	1	1	—	—	—	—	1	1
Interest expense	25	28	9	10	1	1	35	39
Benefits paid	(14)	(13)	(12)	(13)	(1)	(1)	(27)	(27)
Curtailment gain	—	(28)	—	—	—	—	—	(28)
Actuarial loss/(gain) arising in the year	3	22	16	26	(5)	3	14	51
Exchange adjustments	24	(3)	—	—	—	—	24	(3)

Benefit obligation at December 31,	569	525	247	233	25	30	841	788

Comprising:
Funded plans	507	471	193	181	—	—	700	652
Unfunded plans	62	54	54	52	25	30	141	136

	569	525	247	233	25	30	841	788

	Pension plans				Post- employment benefits
	UK		US and other				Total
Movement in plan assets	2012	2011	2012	2011	2012	2011	2012	2011
	($ million)
Fair value of plan assets at January 1,	551	475	133	130	—	—	684	605
Company contributions	97	40	10	11	1	1	108	52
Members’ contributions	1	1	—	—	—	—	1	1
Benefits paid	(14)	(13)	(12)	(13)	(1)	(1)	(27)	(27)
Expected return on plan assets	28	29	9	9	—	—	37	38
Actuarial gain/(loss) arising in the year	6	24	9	(5)	—	—	15	19
Exchange adjustments	26	(5)	—	1	—	—	26	(4)

Fair value of plan assets at December 31,	695	551	149	133	—	—	844	684

The plan assets are comprised as follows:

	2012		2011
	Value		Value
	($ million)	(%)	($ million)	(%)
UK pension plans
Liability matching investment funds	243	35	290	53
Bonds	232	33	74	13
Equities	62	9	93	17
Hedge funds	31	5	56	10
Cash and other	127	18	38	7

Total market value of assets	695	100	551	100

US pension plans
Equities	60	48	58	53
Fixed income	60	48	52	47
Other	4	4	—	—

Total market value of assets	124	100	110	100

The expected overall rates of return on assets, being 4.2% (2011 4.8%, 2010 5.9%) for the UK plan and 6.8% (2011 7.3%, 2010 7.5%) for the US plans, have been determined following advice from the plans’ independent actuaries and are based on the expected return on each asset class together with consideration of the plans’ asset strategy. In respect of the UK plan, the long-term rate of return assumptions are 3.5% (2011 3.3%, 2010 4.5%) for liability matching funds and bonds and 6.4% (2011 7.4%, 2010 8.9%) for equities and other return seeking assets. The UK plan is currently implementing a de-risking strategy which is resulting in a move out of return seeking assets into liability matching funds and bonds.

Funding commitments

The most recent actuarial valuation of the InterContinental Hotels UK Pension Plan was carried out as at March 31, 2012 and showed a deficit of £132 million on a funding basis. Under the recovery plan agreed with the trustees, the Group aims to eliminate this deficit by July 31, 2014 principally through additional Company contributions of £130 million. In respect of these additional Company contributions, £10 million was paid in July 2012, £45 million was paid in October 2012, £30 million is due for payment in July 2013, £15 million is due for payment in July 2014 and £30 million will be paid into a funding trust on release of a trustee charge over a hotel asset. The amount in the funding trust may be available for release to the plan on July 31, 2014 to the extent that a funding deficit remains at that time. The plan is formally valued every three years, or earlier with the agreement of the Company and trustees, and future valuations could lead to changes in the amounts payable by the Company.

Company contributions are expected to be $62 million in 2013, including known UK additional contributions of £30 million.

History of experience gains and losses

UK pension plans	2012	2011	2010	2009	2008
	($ million)
Fair value of plan assets	695	551	475	426	437
Present value of benefit obligations	(569)	(525)	(512)	(461)	(411)

Surplus/(deficit) in the plans	126	26	(37)	(35)	26

Experience adjustments arising on plan liabilities	(3)	(22)	(49)	(44)	55

Experience adjustments arising on plan assets	6	24	21	(14)	(57)

US and other pension plans	2012	2011	2010	2009	2008
	($ million)
Fair value of plan assets	149	133	130	126	112
Present value of benefit obligations	(247)	(233)	(209)	(197)	(185)

Deficit in the plans	(98)	(100)	(79)	(71)	(73)

Experience adjustments arising on plan liabilities	(16)	(26)	(13)	(13)	3

Experience adjustments arising on plan assets	9	(5)	3	14	(38)

US post-employment benefits	2012	2011	2010	2009	2008
	($ million)
Present value of benefit obligations	(25)	(30)	(27)	(20)	(19)

Experience adjustments arising on plan liabilities	5	(3)	(7)	(1)	1

The cumulative amount of net actuarial losses recognized since January 1, 2004 in the Consolidated statement of comprehensive income is $284 million (2011 $285 million, 2010 $253 million). The Group is unable to determine how much of the pension scheme deficit recognized on transition to IFRS of $298 million and taken directly to total equity is attributable to actuarial gains and losses since inception of the schemes. Therefore, the Group is unable to determine the amount of actuarial gains and losses that would have been recognized in the Consolidated statement of comprehensive income before January 1, 2004.

Unaudited information on Directors’ emoluments

Key remuneration principles

IHG’s executive remuneration principles are designed to drive delivery of strategic objectives by:

•	attracting and retaining high-quality executives in an environment where compensation is based on global market practice;

•	aligning rewards for executives with the achievement of business performance targets, strategic objectives and returns to shareholders;

•	supporting equitable treatment between members of the same executive team; and

•	facilitating global assignments and relocations.

Remuneration policy summary

IHG’s remuneration structure for senior executives places a strong emphasis on performance-related reward. The Remuneration Committee believes that it is important to reward management, including the Executive Directors, for targets achieved, provided those targets are stretching.

Business strategy is the driver of our reward structure. The business strategy is explained on page 16.

Individual reward elements for all Executive Directors and Executive Committee members are designed to provide the appropriate balance between fixed remuneration and variable “at risk” reward, linked to both the performance of the Group and the achievements of the individual.

The following table shows a summary of the individual elements of remuneration provided to the Executive Directors. The Annual Performance Plan (“APP”) replaces the Annual Bonus Plan (“ABP”) for senior executives from 2013.

Fixed remuneration	Variable remuneration
Salary Pension Benefits	Annual Performance Plan formerly Annual Bonus Plan

50% cash and 50% shares deferred for three years.

Linked to individual and company achievement using

performance measures relating to IHG’s strategy.

Prior to 2013, linked to individual and company achievement using performance measures relating to:

— Individual performance rating

— Earning before interest and tax (“EBIT”).

Measured over one year.

Long Term Incentive Plan (“LTIP”)

Share awards vest after three years if performance conditions are met:

— 25% relative net rooms growth;

— 25% relative revenue per available room (“RevPAR”) growth; and

— 50% relative total shareholder return (“TSR”) relative to a competitor group.

Measured over three years.

The APP and LTIP are explained further on pages F-38 to F-41.

The usual pay mix for Executive Directors is as follows at target and maximum levels:

Reward element	% of total remuneration if target achieved	% of total remuneration if maximum achieved
Salary	32%	20%
APP	36%	40%
LTIP	32%	40%

The Remuneration Committee also reviews the balance of fixed and variable remuneration provided to the wider executive population, to ensure these are appropriate relative to the Executive Directors and to market practice.

Salary and benefits

The salary for each Executive Director is reviewed annually and fixed for 12 months from April 1. Salary is the only element of remuneration which is pensionable. Salary recognizes the market value of the role and the individual’s skill, performance and experience.

In reviewing salary changes, the Remuneration Committee considers:

•	business and individual performance;

•	current remuneration against internal and external benchmarks; and

•	average salary increases for the wider IHG workforce.

When external benchmarking is used, the comparator groups are chosen having regard to:

•	size — market capitalization, turnover, profits and the number of employees;

•	diversity and complexity of the business;

•	geographical spread of the business; and

•	relevance to the hotel industry.

In addition to salary, benefits are provided to Executive Directors, who are all based in the UK or US, in accordance with local market practice.

Executive Director annual base salaries for 2013 and 2012:

Directors	2013	2013	2012	2012
	(£)	($)	(£)	($)
Richard Solomons	739,000		721,000
Kirk Kinsell*		774,000		755,400
Tracy Robbins	424,300		412,000
Tom Singer	550,800		540,000

*	Kirk Kinsell is paid in US dollars and his annual base salary for 2012 and 2013 is shown in US dollars above. The equivalent sterling values calculated using an exchange rate of $1 = £0.63 are: 2012 — £476,562 and 2013 £488,296.

Pensions

IHG operates the following pension arrangements in which the Executive Directors participate:

•	for UK executives, the executive section of the InterContinental Hotels UK Pension Plan, which has a defined benefit section (“UK DB Plan”) and a defined contribution section (“UK DC Plan”);

•	for UK executives, InterContinental Executive Top-Up Scheme (“ICETUS”);

•	for US executives, the DC US 401(k) Plan and the DC Deferred Compensation Plan; and

•	for executives outside the UK and US, the InterContinental Hotels Group International Savings and Retirement Plan, or other local plans.

A cash allowance in lieu of pension benefits is offered for UK executives.

Following an extensive UK pensions review and subsequent consultations with affected employees, it was announced on September 29, 2011 that the UK DB Plan would close to future accrual for existing members with effect from July 1, 2013. The UK DB Plan is already closed to new entrants. A cap on pensionable salary increases of RPI plus 2.5% per annum became effective on October 1, 2011.

As part of the consultation with employees and the plan trustees about these changes, it was agreed that the Enhanced Early Retirement Facility (“EERF”) would be retained. This provides an option for plan members, with the Company’s agreement, to retire within five years of normal retirement age on accrued benefits without reduction. The EERF terms require an executive to obtain the consent of the Company; the consent is discretionary but should not be unreasonably refused. The level of plan funding provides for this facility. The Remuneration Committee considered that the reduction in risk and expense achieved by the closing of the UK DB Plan justified the cost of retaining this facility for existing active members.

The Executive Directors participate as follows:

Richard Solomons participates in the UK DB Plan and the ICETUS on the same basis as other senior UK-based executives. ICETUS is an unfunded arrangement, but with appropriate security provided via a fixed charge on a hotel asset. ICETUS also closes to future accrual with effect from July 1, 2013.

Richard Solomons is eligible for the EERF, which is available to all members of the UK DB Plan. The following table sets out Richard Solomons’ defined benefit pension arrangement at December 31, 2012.

Accrued value of annual pension if retired December 31, 2012	Accrued value of annual pension at December 31, 2012, assuming retirement at normal retirement age (October 9, 2021)
£245,180, of which:	£377,200, of which:
£46,770 is funded	£71,950 is funded
£198,410 is unfunded	£305,250 is unfunded

The increase in the accrued value of the pension in 2012 arises principally from Richard Solomons’ salary review when appointed Chief Executive in July 2011.

Tracy Robbins participated in the executive UK DC Plan on the same basis as other senior UK-based executives until March 2012; from April 2012 she received a cash allowance in lieu of pension benefits.

Tom Singer does not participate in any pension plan and receives a cash allowance in lieu of pension benefits.

Kirk Kinsell participates in the DC US 401(k) Plan and the DC Deferred Compensation Plan.

Further details on the Executive Directors’ pension arrangements are shown on page F-46.

Annual Bonus Plan and Annual Performance Plan

Purpose

The purpose of the ABP (which applied in 2012) and APP (which will apply from 2013 onwards) is to:

•	Drive and reward annual performance against both financial and non-financial metrics.

•	Align individuals and teams with key strategic priorities.

•	Align short-term annual performance with strategy to generate long-term returns to shareholders.

•	Take into account personal performance of individuals.

Structure

Awards under the 2012 ABP are linked to individual performance and EBIT.

Individual performance is based on achievement of specific individual objectives linked directly to strategic objectives, and an assessment against leadership competencies and behaviors.

Specific quantitative targets and strategic objectives are set for each Executive Director and Executive Committee member, as relevant to their role. Performance is reviewed at the end of the year to determine an overall performance rating (“OPR”). The OPR determines 30% of the annual award outcome. The objectives and OPRs are reviewed and agreed by the Remuneration Committee.

EBIT performance determines 70% of the annual award outcome. In 2012 threshold payout was 90% of target performance, with maximum payout at 110% of target performance.

Achievement of target performance results in an award of 115% of salary and the maximum annual award an Executive Director can receive in any one year is 200% of salary. Half of any award earned is paid in cash, and the other half is compulsorily deferred in the form of shares for three years.

		Award as % of salary
Measure	Key performance indicator	Target	Max
Financial	EBIT (70%)	80.5	161
Individual.	OPR (30%)	34.5	69

Total for 2012		115.0	200	*

*	Combined EBIT and OPR payout subject to a maximum of 200% of base salary.

2012 EBIT achieved was 101.7% of target for the year. Based on this performance, the following table shows the level of 2012 awards, of which 50% was paid in cash and 50% in deferred shares that will vest after three years.

Outcome for 2012

Directors	EBIT % award	OPR % award	Total award as % of salary
Richard Solomons	93.8	43.1	136.9
Kirk Kinsell	93.8	34.5	128.3
Tracy Robbins	93.8	51.8	145.6
Tom Singer	93.8	34.5	128.3

Structure in 2013

During 2012, a review of the annual incentive arrangements for the Executive Directors was carried out. As a result of this review, the APP is being launched with effect from 2013. It will apply to the Executive Directors, the Executive Committee and other senior executives from 2013, and roll-out to the rest of our eligible corporate employees is planned for 2014.

The APP is being introduced in the context of the broader growth agenda and more closely aligns the annual incentive with IHG’s strategic priorities. The APP will require the achievement of challenging goals in 2013 before the target award is payable.

Achievement of target performance results in an award of 115% of salary and the maximum annual award an Executive Director can receive in any one year is 200% of salary.

A combination of global and regional targets will be used.

Long Term Incentive Plan

Purpose

The purpose of the LTIP is to:

•	Drive and reward delivery of sustained long-term performance on measures that are aligned with the interests of shareholders.

Structure and outcomes

The LTIP allows Executive Directors and other eligible executives to receive share awards, subject to the achievement of performance targets set by the Remuneration Committee, measured over a three-year period. Awards are made annually and, other than in exceptional circumstances, will not exceed three times annual salary for Executive Directors.

The performance targets for the 2013/15 cycle are:

•	cumulative annual growth in net rooms (25% of the award);

•	cumulative annual like-for-like RevPAR growth (25% of the award); and

•	IHG’s TSR relative to the Dow Jones Global Hotels index (“DJGH”) (50% of the award).

These performance measures are also used in the 2011/13 and 2012/14 LTIP cycles, granted in 2011 and 2012 respectively. The maximum awards for the 2013/15 cycle also remains consistent being 205% of base salary for the Executive Directors.

Growth in net rooms and RevPAR are measured on a relative basis against the comparator group, comprising the following major globally branded competitors: Accor, Choice, Hilton, Hyatt, Marriott, Starwood and Wyndham.

Threshold vesting will occur if IHG’s TSR growth is equal to the DJGH index. Maximum vesting will occur if IHG’s TSR growth exceeds the index by 8% or more performance. In setting the TSR performance target, the Remuneration Committee has taken into account a range of factors, including IHG’s strategic plans, historical performance of the industry and FTSE 100 market practice.

For both rooms growth and RevPAR measures, threshold vesting will occur if IHG performance at least equals the average growth of the comparator group. Maximum vesting for either measure will only occur if IHG is ranked first in the comparator group. Vesting for points between threshold and maximum will be calculated on a straight-line basis.

After testing the performance conditions set on grant, the Remuneration Committee will review the vesting outcomes of the net rooms and RevPAR measures against an assessment of earnings and quality of Company financial performance over the period. The Remuneration Committee may reduce the number of shares which vest if they determine such an adjustment is appropriate. IHG’s performance and vesting outcomes will be fully disclosed and explained in the relevant Remuneration Report.

For the 2010/12 LTIP cycle, the performance measures were TSR and earnings per share (“EPS”).

There is no re-testing of performance conditions under the LTIP, and awards lapse if they are not met.

The specific vesting performance conditions and, where relevant, position as at December 31, 2012 for the vested, outstanding and next conditional LTIP awards are set out in the following table:

Performance measure	Threshold performance	Maximum performance	Threshold vesting(i)	Maximum vesting(i)	Weighting	Maximum award — % of salary	Outcome / potential vesting outcomes
2010/2012 cycle
TSR	Growth equal to the DJGH index	Growth exceeds the index by 8% per year or more	20%	100%	50%	102.5%	Growth exceeded index by 15% per year.
EPS	Growth of 5% per year	Growth of 15% per year or more	20%	100%	50%	102.5%	Growth of 21.7% per year.
Total vesting outcome							100% of maximum award.
2011/2013 cycle
Net rooms growth	Average of the comparator group	1st in the comparator group	20%	100%	25%	51.25%	Improved performance needed to achieve threshold vesting.
RevPAR growth	Average of the comparator group	1st in the comparator group	20%	100%	25%	51.25%	Between threshold and maximum vesting if current performance maintained.
TSR	Growth equal to the DJGH index	Growth exceeds the index by 8% per year or more	20%	100%	50%	102.5%	Maximum vesting if current performance maintained.
2012/2014 cycle
Net rooms growth	Average of the comparator group	1st in the comparator group	20%	100%	25%	51.25%	Between threshold and maximum vesting if current performance maintained.
RevPAR growth	Average of the comparator group	1st in the comparator group	20%	100%	25%	51.25%	Between threshold and maximum vesting if current performance maintained.
TSR	Growth equal to the DJGH index	Growth exceeds the index by 8% per year or more	20%	100%	50%	102.5%	Maximum vesting if current performance maintained.

(i)	Vesting between threshold and maximum occurs on a straight-line basis.

Clawback in incentive plans

For awards made from January 2012, the ABP, APP and LTIP allow the Remuneration Committee discretion to claw back unvested share awards in the following circumstances:

•	misconduct that causes significant damage or potential damage to IHG’s prospects, finances or brand reputation; and/or

•	actions that lead to material mis-statement or restatement of accounts.

This feature helps to ensure alignment between rewards and shareholder returns.

Executive shareholding requirement

The Remuneration Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individual’s personal interests and those of the shareholders. Executive Directors are expected to hold all shares earned (net of any share sales required to meet personal tax liabilities) until the guideline shareholding requirement is achieved.

The following table shows the guideline and actual shareholdings of the Executive Directors:

Directors	Guideline shareholding as % of salary	Shares held outright as % of salary(i)	ABP deferred share awards as % of salary(ii)	LTIP share awards as % of salary(iii)	Total shares and awards as % of salary(iv)
Richard Solomons(v)	300	763	153	693	1,609
Kirk Kinsell	200	557	180	776	1,513
Tracy Robbins	200	355	167	706	1,228
Tom Singer(vi)	200	66	—	715	781

Percentages are based on share price of 1,707.0 pence per share as at December 31, 2012.

(i)	Shares held outright by each Executive Director with no restrictions.

(ii)	ABP deferred share awards subject to risk of forfeiture if employment ceases.

(iii)	LTIP share awards subject to achievement of corporate performance targets.

(iv)	Includes shares held outright, ABP deferred shares and LTIP share awards.

(v)	Excludes share options held by Richard Solomons, details of which can be found on page F-49.

(vi)	Tom Singer joined in 2011 and did not qualify for the 2011 ABP deferred share award.

Share capital

Return of share capital

Background

In October 2012, the Company paid a special dividend to its shareholders. This was accompanied by a share consolidation in order to maintain comparability (as far as possible) of the share price before and after the payment of the special dividend. In addition, the Company commenced a share repurchase program in November 2012.

Implications for outstanding LTIP awards

LTIP award holders were not entitled to receive the special dividend. The effect of the share consolidation was broadly to preserve the value of their awards (subject to normal market fluctuations), so no adjustment was necessary to the number of shares to which awards related.

With regard to the LTIP performance targets, consideration was given by the Remuneration Committee as to whether awards needed to be adjusted in relation to the EPS measure for the 2010/12 LTIP cycle, so that it remained economically equivalent to the target before the share consolidation took place. It was concluded that the maximum award target would have been exceeded by a significant margin even taking such adjustment into account and therefore no adjustment to the performance targets was required.

No adjustment was required to the TSR targets under the 2010/12, 2011/13 and 2012/14 LTIP cycles because the special dividend and share consolidation did not result in IHG’s TSR being impacted (excluding any market fluctuations).

No adjustment was required to the net rooms or RevPAR targets as these did not relate to the share capital of the Company.

Implications for outstanding ABP deferred share awards

ABP award holders, other than Executive Directors and Executive Committee members, hold conditional awards and are not eligible to receive dividends on their awards prior to vesting. They were similarly not entitled to receive the special dividend. The effect of the share consolidation was broadly to preserve the value of their awards (subject to normal market fluctuations), so no adjustment was necessary to the number of shares to which the awards related.

Executive Committee members hold forfeitable shares, rather than conditional awards (subject to one exception). Accordingly, they received the special dividend and their share awards were subject to the share consolidation.

Kirk Kinsell holds one forfeitable share award and one conditional share award (upon which dividend equivalents are paid in order to ensure economic parity with the rest of the Executive Committee). In order to achieve equality of treatment for Kirk Kinsell, his conditional award was adjusted to place him in the same position as if he had held a forfeitable award, and therefore he received the special dividend and his share award was subject to the share consolidation, in the same way as other Executive Committee members.

Implications for outstanding executive share options

Executive share option holders were not entitled to receive the special dividend. The effect of the share consolidation was broadly to preserve the value of their awards (subject to normal market fluctuations), so no adjustment was made to the number of shares to which the options related.

Share repurchase program

In relation to the share repurchase program, the effect on LTIP awards, ABP deferred shares and share options will be to broadly preserve the value of those awards. No adjustments are required to LTIP performance targets for the same reasons as stated above.

Use of share capital in incentive plans

No awards or grants over shares were made during 2012 that would be dilutive of the Company’s ordinary share capital. Current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market. A number of options granted up to 2005 are yet to be exercised and will be settled with the issue of new shares.

Non-Executive Directors’ pay policy and structure

Non-Executive Directors are paid a fee which is agreed by the Executive Directors and the Chairman of the Board, taking into account fees paid in other companies of a similar complexity. These fees also reflect the time commitment and responsibilities of the roles. Accordingly, higher fees are payable to the Senior Independent Director who chairs the Audit Committee and to the Chairmen of the Remuneration and Corporate Responsibility Committees, reflecting the additional responsibilities of these roles. The Chairman’s fees are agreed by the Remuneration Committee.

Non-Executive Directors’ fee levels are reviewed annually. In the final quarter of 2012 an increase of approximately 3% for the Non-Executive Directors was agreed from January 1, 2013. This increase is broadly in line with anticipated salary increases for executive and senior management employees across the wider organization.

Annual fee rates for 2013 and 2012 are as follows:

Non-Executive Directors	Role	Jan 1, 2013	Jan 1, 2012
		(£)	(£)
David Webster(i)	Chairman of the Board	—	406,000
Patrick Cescau(ii)	Chairman of the Board	400,000	—
David Kappler	Senior Independent Director and Chairman of Audit Committee	108,500	105,060
Luke Mayhew	Chairman of Remuneration Committee	91,000	88,230
Jennifer Laing	Chairman of Corporate Responsibility Committee	80,000	77,520
Others	Non-Executive Director	68,500	66,300

(i)	David Webster retired as Chairman on December 31, 2012.

(ii)	Patrick Cescau was appointed Chairman on January 1, 2013.

Service contracts

Notice periods

The Remuneration Committee’s policy is for all Executive Directors to have rolling contracts with a notice period of 12 months. All Executive Directors have service agreements with a notice period of 12 months. All new appointments will have 12-month notice periods unless, on an exceptional basis to complete an external recruitment successfully, a longer initial notice period reducing to 12 months is used, in accordance with the UK Corporate Governance Code.

Termination

No provisions for compensation for termination following change of control, nor for liquidated damages of any kind upon termination in any circumstances, are included in the current Directors’ contracts. There are no provisions in Executive Directors’ contracts for making a payment in lieu of notice. Instead the parties will rely on common law to assess what, if any, damages may be payable for any loss resulting from termination in breach of contract (subject to the duty to mitigate any loss). In the event of an early termination of an Executive Director’s contract, the policy is to seek to minimize any liability.

Non-executive directorships of other companies

The Company recognizes that its Executive Directors may be invited to become Non-Executive Directors of other companies and that such duties can broaden experience and knowledge, and benefit the Company. Therefore, Executive Directors are permitted to accept one non-executive appointment (in addition to any positions where the Director is appointed as the Group’s representative), subject to Board approval, as long as this is not, in the reasonable opinion of the Board, likely to lead to a conflict of interest. Executive Directors would generally be authorized to retain the fees received.

Current Executive Directors do not hold any non-executive directorships of any other company.

Non-Executive Director appointments

Non-Executive Directors have letters of appointment. Patrick Cescau’s appointment as Non-Executive Chairman, effective from January 1, 2013, is subject to 12 months’ notice.

Current Directors’ contracts

Executive Directors	Date of original appointment(i)	Notice period
Richard Solomons	February 10, 2003	12 months
Kirk Kinsell	August 1, 2010	12 months
Tracy Robbins	August 9, 2011	12 months
Tom Singer	September 26, 2011	12 months

Non-Executive Directors
Patrick Cescau	January 1, 2013	12 months
David Kappler	June 21, 2004	N/A
Jennifer Laing	August 25, 2005	N/A
Jonathan Linen	December 1, 2005	N/A
Luke Mayhew	July 1, 2011	N/A
Dale Morrison	June 1, 2011	N/A
Ying Yeh	December 1, 2007	N/A

(i)	The capital reorganization of the Group, effective on June 27, 2005, entailed the insertion of a new parent company of the Group. All Directors serving at that time signed new letters of appointment effective from that date. The dates shown above represent the original dates of appointment of each of the Directors to the Group’s parent company.

All Directors’ appointments and subsequent reappointments are subject to election and re-election by shareholders.

Biographies of each of the Directors and their main responsibilities can be found on pages 57 to 61.

Audited information on Directors’ emoluments

Directors’ remuneration in 2012

The following table sets out the remuneration paid or payable to the Directors in respect of the year to December 31, 2012.

	Base salaries and fees		Performance payments(i)		Benefits(ii)		Total emoluments excluding pensions
	2012	2011	2012	2011	2012	2011	2012	2011
	(£ thousand)
Executive Directors
Richard Solomons(iii)	716	616	494	512	48	20	1,258	1,148
Kirk Kinsell(iv)	474	449	306	360	663	334	1,443	1,143
Tracy Robbins(v)	409	159	300	145	141	39	850	343
Tom Singer(vi)	540	142	826	—	181	46	1,547	188
Non-Executive Directors
David Webster(vii)	406	406	—	—	12	1	418	407
Graham Allan(viii)	31	65	—	—	—	1	31	66
David Kappler	105	103	—	—	2	2	107	105
Jennifer Laing	78	76	—	—	3	—	81	76
Jonathan Linen	66	65	—	—	64	53	130	118
Luke Mayhew(ix)	88	43	—	—	2	—	90	43
Dale Morrison(x)	66	38	—	—	16	13	82	51
Ying Yeh	66	65	—	—	11	6	77	71
Former Directors(xi)	—	674	—	756	1	43	1	1,473

Total	3,045	2,901	1,926	1,773	1,144	558	6,115	5,232

(i)	Performance payments comprise cash payments in respect of participation in the ABP but exclude bonus payments in deferred shares, details of which are set out in the ABP table on page F-47. Tom Singer’s performance payment includes a cash payment of £480,000 which he received in March 2012 to compensate him for incentives from his previous employer that he had to forgo.

(ii)	Benefits for Executive Directors incorporate all tax assessable benefits arising from the individual’s employment. This includes, but is not limited to, benefits such as the provision of a fully expensed company car, private healthcare, financial counseling and other benefits as applicable to the individual’s work location. Benefits for Non-Executive Directors include, but are not limited to, travel and accommodation expenses relating to attendance at Board and Committee meetings.

(iii)	Richard Solomons was promoted to Chief Executive on July 1, 2011.

(iv)	Kirk Kinsell received base salary of $750,800 which equates to the figure in the above table, using an exchange rate of $1 = £0.63. Benefits incorporate the cost of expatriate benefits related to his international assignment prior to taking up his Board appointment as President, The Americas, on June 13, 2011.

(v)	Tracy Robbins was appointed as a Director on August 9, 2011. Her benefits include receipt of a cash allowance in lieu of pension contributions of £117,700.

(vi)	Tom Singer was appointed as a Director on September 26, 2011. His benefits include receipt of a cash allowance in lieu of pension contributions of £162,000.

(vii)	David Webster retired as Chairman of the Board on December 31, 2012.

(viii)	Graham Allan retired as a Director on June 15, 2012.

(ix)	Luke Mayhew was appointed as a Director on July 1, 2011.

(x)	Dale Morrison was appointed as a Director on June 1, 2011.

(xi)	2011 amounts relate to Andrew Cosslett, James Abrahamson and Ralph Kugler, all of whom ceased to be Directors in 2011. Sir Ian Prosser retired as a Director on December 31, 2003. However, he had an ongoing healthcare benefit of £1,326 during the year.

Directors’ pension benefits

The following information relates to the pension arrangements provided for Richard Solomons under the executive UK DB Plan and the unfunded ICETUS.

The executive UK DB Plan is a funded, registered, final salary, occupational pension scheme. The main features applicable to the Executive Directors are:

•	a normal pension age of 60;

•	pension accrual of 1/30th of final pensionable salary for each year of pensionable service;

•	life assurance cover of four times pensionable salary;

•	pensions payable in the event of ill health; and

•	spouses’, partners’ and dependents’ pensions on death.

When benefits would otherwise exceed a member’s lifetime or annual allowance under the post-April 2012 pensions regime, these benefits are limited in the InterContinental Hotels UK Pension Plan, but the balance is provided instead by ICETUS.

The UK DB Plan will close to future accruals for existing members with effect from July 1, 2013. ICETUS will also close to future accruals with effect from July 1, 2013.

The following table sets out Richard Solomons’ pension benefits under the UK DB Plan:

(£)
Directors’ contributions in the year(i)	35,000
Transfer value of accrued benefits at January 1, 2012	6,999,800
Transfer value of accrued benefits at December 31, 2012	8,272,500
Increase in transfer value over the year, less Directors’ contributions(ii)	1,237,700
Absolute increase in accrued pension(iii) (per annum)	72,900
Increase in accrued pension(iv) (per annum)	63,500
Accrued pension at December 31, 2012(v) (per annum)	377,200
Age at December 31, 2012 (years)	51

(i)	Contributions paid in 2012 by Mr Solomons under the terms of the plans were 5% of full pensionable salary.

(ii)	The increase in the transfer value of accrued benefits for Richard Solomons arises principally from the increase in salary resulting from his appointment as Chief Executive in July 2011.

(iii)	The absolute increase in accrued pension during 2012.

(iv)	The increase in accrued pension during 2011, excluding any increase for inflation.

(v)	Accrued pension is that which would be paid annually on retirement at 60, based on service to December 31, 2012.

Tracy Robbins participated in the executive UK DC Plan until March 2012. This is a funded, registered, defined contribution, occupational pension scheme. The main features applicable are:

•	a normal pension age of 60;

•

employee contributions of 7.5% of salary and company matching contributions of 30% of salary (subject to the Annual Allowance, with any excess over the Annual Allowance as a cash allowance in lieu of pension benefits);

•	life assurance cover of four times pensionable salary; and

•	lump sum contributions payable in the event of ill health.

From April 2012, as a result of the reduction in the Lifetime Allowance, contributions (including potential contributions payable in the event of ill health) ceased and the full value of the company matching contributions was paid as a cash allowance; life assurance cover of four times pensionable salary continued to be provided.

Employer contributions to the UK DC Plan made for Tracy Robbins amounted to £5,000. In addition, Tracy Robbins received a cash allowance in lieu of pension contributions of £117,700.

Tom Singer does not participate in any pension plan and therefore received a cash allowance in lieu of pension contributions of £162,000; life assurance cover of four times pensionable company salary was also provided.

Kirk Kinsell has retirement benefits provided via the US 401(k) Plan for employees of Six Continents Hotels, Inc. and the US Deferred Compensation Plan (“DCP”). The US 401(k) Plan is a tax qualified plan providing benefits on a defined contribution basis, with the member and the relevant company both contributing. The DCP is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing.

Contributions made by and in respect of, Kirk Kinsell in the US plans are(i):

(£)
Directors’ contributions to DCP in 2012	191,498
Directors’ contributions to US 401(k) in 2012	14,195
Company contribution to DCP in 2012	103,620
Company contribution to US 401(k) in 2012	6,309
Age at December 31, 2012 (years)	57

(i)	Sterling values have been calculated using an exchange rate of $1 = £0.63.

Annual Bonus Plan deferred share awards

Directors’ pre-tax share interests during the year were as set out below:

Directors	Financial year on which performance is based for award(i)	ABP awards held at Jan 1, 2012	ABP awards during the year	Award date	Market price per share at award (pence)	ABP shares vested during the year	Vesting date	Market price per share at vesting (pence)	Value at vesting (£)	ABP awards held at Dec 31, 2012(ii)	Planned vesting date	Value based on share price of 1,707 pence at Dec 31, 2012 (£)
Richard Solomons	2008	66,549		2.23.09	472.6	66,549	2.23.12	1,412.7	940,138
	2009	—
	2010	32,295		2.21.11	1,417.0					30,142	2.21.14	514,524
	2011		36,838	2.20.12	1,391.0					34,382	2.20.15	586,901

Total		98,844	36,838							64,524		1,101,425

Kirk Kinsell	2008	41,427		2.23.09	472.6	41,427	2.23.12	1,412.7	585,239
	2009	—
	2010	27,375		2.21.11	1,417.0					25,550	2.21.14	436,139
	2011		26,360	2.20.12	1,391.0					24,602	2.20.15	419,956

Total		68,802	26,360							50,152		856,095

Tracy Robbins	2008	33,132		2.23.09	472.6	33,132	2.23.12	1,412.7	468,056
	2009	—
	2010	20,377		2.21.11	1,417.0					19,018	2.21.14	324,637
	2011		22,889	2.20.12	1,391.0					21,363	2.20.15	364,666

Total		53,509	22,889							40,381		689,303

Tom Singer(iii)	2010	—
	2011		—

Total		—	—							—		—

(i)	For financial year 2008, the award was based on Group EBIT, net annual rooms additions and individual performance measures. For financial year 2009, no annual incentive award was paid. For financial year 2010, the award was based on Group EBIT and individual performance measures. For financial year 2011, the award was based on Group EBIT and individual performance measures.

(ii)

InterContinental Hotels Group PLC 13 29/47p Ordinary Shares were subject to a share consolidation effective from October 9, 2012. For every 15 Existing Ordinary Shares held at 6.00pm on October 8, 2012, shareholders received 14 New Ordinary Shares of 14 194/329p each and a Special Dividend of 108.4 pence per Existing Ordinary Share. As a consequence, ABP awards held at December 31, 2012 have been reduced accordingly.

(iii)	Tom Singer joined the Company and was appointed a Director on September 26, 2011 and did not participate in the 2011 ABP.

All Executive Directors participated in the ABP during the year ended December 31, 2012.

Special share awards

Details of a special share award which vested during the year ended December 31, 2012 is set out below:

Director	Awards held at Jan 1, 2012	Awards during the year	Award date	Market price per share at award (pence)	Shares vested during the year	Vesting date	Market price per share at vesting (pence )	Value at vesting (£)	Awards held at Dec 31, 2012	Planned vesting date	Value based on share price of 1,707 pence at Dec 31, 2012 (£)
Tom Singer(i)	46,635		9.27.11	1,055.0	46,635	9.26.12	1,630.0	760,151

Total	46,635	—							—		—

(i)	As part of his recruitment terms, Tom Singer received a special share award to compensate for incentives forgone from his previous employer, which vested one year from his appointment as a Director.

Long Term Incentive Plan awards

The awards made in respect of cycles ending on December 31, 2011, 2012, 2013 and 2014 and the maximum pre-tax number of ordinary shares due if performance targets are achieved in full are set out in the table below. In respect of the cycle ending December 31, 2011, 73.9% of the award vested on February 15, 2012. In respect of the cycle ending on December 31, 2012, the Company out-performed the DJGH index in TSR by 15 percentage points and achieved 21.7% per annum adjusted EPS growth. Accordingly, 100% of the award vested on February 20, 2013.

Directors	End of year to which performance is based for award (Dec 31)(i)	Maximum LTIP awards held at Jan 1, 2012	Maximum LTIP shares awarded during the year	Award date	Market price per share at award (pence)	LTIP shares vested during the year(ii)	Market price per share at vesting (pence)	Value at vesting (£)	Vesting date	Maximum LTIP awards held at Dec 31, 2012	Maximum value based on share price of 1,707 pence at Dec 31, 2012 (£)

Richard Solomons	2011	173,096		4.3.09	604.0	127,917	1,387.5	1,774,848	2.15.12
	2012	101,818		4.8.10	1,053.0				2.20.13	101,818	1,738,033
	2013	87,234		4.8.11	1,269.0				2.19.14	87,234	1,489,084
	2014		103,722	4.5.12	1,425.0				2.18.15	103,722	1,770,535

Total		362,148	103,722							292,774	4,997,652

Kirk Kinsell	2011	132,256		4.3.09	604.0	97,737	1,387.5	1,356,101	2.15.12
	2012	75,411		4.8.10	1,053.0				2.20.13	75,411	1,287,266
	2013	72,872		4.8.11	1,269.0				2.19.14	72,872	1,243,925
	2014		68,463	4.5.12	1,425.0				2.18.15	68,463	1,168,663

Total		280,539	68,463							216,746	3,699,854

Tracy Robbins	2011	92,657		4.3.09	604.0	68,473	1,387.5	950,063	2.15.12
	2012	55,873		4.8.10	1,053.0				2.20.13	55,873	953,752
	2013	55,248		4.8.11	1,269.0				2.19.14	55,248	943,083
	2014		59,270	4.5.12	1,425.0				2.18.15	59,270	1,011,739

Total		203,778	59,270							170,391	2,908,574

Tom Singer	2012	69,952		9.27.11	1,055.0				2.20.13	69,952	1,194,081
	2013	78,696		9.27.11	1,055.0				2.19.14	78,696	1,343,341
	2014		77,684	4.5.12	1,425.0				2.18.15	77,684	1,326,066

Total		148,648	77,684							226,332	3,863,488

Former Directors
Andrew Cosslett(iii)	2011	226,834		4.3.09	604.0	167,630	1,387.5	2,325,866	2.15.12
	2012	80,403		4.8.10	1,053.0				2.20.13	80,403	1,372,479
	2013	22,906		4.8.11	1,269.0				2.19.14	22,906	391,005

Total		330,143	—							103,309	1,763,484

(i)	All details of performance targets in relation to the awards made in respect of cycles ending on December 31, 2012, 2013 and 2014 are provided on page F-41.

(ii)	This award was based on performance to December 31, 2011 where the performance measure related to both the Company’s TSR relative to the index and the cumulative annual growth rate (“CAGR”) in adjusted EPS over the performance period. The Company out-performed the index in TSR by 7.9 percentage points and achieved 2.5% per annum adjusted EPS growth. Accordingly 73.9% of the award vested on February 15, 2012.

(iii)	Andrew Cosslett retired as Chief Executive on June 30, 2011. Shares awarded to him in respect of the cycles ending on December 31, 2011, 2012 and 2013 were pro-rated to reflect his contractual service during the applicable performance periods.

Share options

Between 2003 and 2005, grants of options were made under the IHG Executive Share Option Plan. No price was paid for the grant of these options. The performance conditions that applied to these options were satisfied when they became exercisable. No executive share options have been granted since 2005.

Directors	Ordinary shares under option							Weighted average option price at Dec 31, 2012 (pence)	Option price (pence)
	Options held at Jan 1, 2012		Lapsed during the year	Exercised during the year	Share price on date of exercise	Options held at Dec 31, 2012
Richard Solomons	230,320	(i)				230,320	(i)		494.17
	100,550	(ii)				100,550	(ii)		619.83

Total	330,870		—	—		330,870		532.36

Kirk Kinsell	77,110	(i)		77,110	1,577.63				494.17
	32,040	(ii)		32,040	1,577.63				619.83

Total	109,150		—	109,150		—

(i)	Executive share options granted in 2004 became exercisable in April 2007 up to April 2014.

(ii)	Executive share options granted in 2005 became exercisable in April 2008 up to April 2015.

Option prices during the year ranged from 308.48 pence to 619.83 pence per IHG share. The closing market value share price on December 31, 2012 was 1,707.0 pence and the range during the year was 1,157.0 pence to 1,725.0 pence per share.

The gain made by Directors in aggregate on the exercise of options during the year 2012 was £1,142,334 (2011 £nil).

Note 4 — Auditor’s remuneration paid to Ernst & Young LLP

	Year ended December 31,
	2012	2011	2010
	($ million)
Group audit fees	2.8	1.9	1.9
Audit fees in respect of subsidiaries	1.5	1.5	1.6
Tax fees	0.5	0.7	2.1
Interim review fees	0.3	0.3	0.3
Other services pursuant to legislation	0.2	0.4	0.3
Other	1.9	1.4	1.7

	7.2	6.2	7.9

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

Note 5 — Exceptional items

	Year ended December 31,
	2012	2011	2010
	($ million)
Continuing operations
Exceptional operating items
Administrative expenses:
Litigation provision(i)	—	—	(22)
Resolution of commercial dispute(ii)	—	(37)	—
Pension curtailment gain(iii)	—	28	—
Holiday Inn brand relaunch(iv)	—	—	(9)
Reorganization and related costs(v)	(16)	—	(4)

	(16)	(9)	(35)

Other operating income and expenses:
(Loss)/gain on disposal of hotels (Note 11)	(2)	37	27
Write-off of software (Note 13)	(18)	—	—
Demerger liability released(vi)	9	—	—
VAT refund(vii)	—	9	—
Gain on sale of other financial assets(viii)	—	—	8

	(11)	46	35

Impairment:
Impairment charges:
Property, plant and equipment (Note 10)	—	(2)	(6)
Other financial assets (Note 15)	—	(3)	(1)
Reversals of previously recorded impairment:
Property, plant and equipment (Note 10)	23	23	—
Associates (Note 14)	—	2	—

	23	20	(7)

	(4)	57	(7)

Tax
Tax on exceptional operating items	1	(4)	1
Exceptional tax credit(ix)	141	43	—

	142	39	1

	138	96	(6)

Discontinued operations
Gain on disposal of assets (Note 11)
Tax credit(x)	—	—	2

	—	—	2

	138	96	(4)

The above items are treated as exceptional by reason of their size or nature.

(i)	Related to a lawsuit filed against the Group in The Americas region, for which the final balance was paid in March 2012.

(ii)	Related to the settlement of a prior period commercial dispute in the Europe region.

(iii)	Related to the closure of the UK defined benefit pension scheme to future accrual with effect from July 1, 2013.

(iv)	Related to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on October 24, 2007 and substantially completed in 2010.

(v)	Arises from a reorganization of the Group’s support functions together with a restructuring within the AMEA region. In 2010, primarily related to the closure of certain corporate offices together with severance costs arising from a review of the Group’s cost base.

(vi)	Release of a liability no longer required relating to the demerger of the Group from Six Continents PLC.

(vii)	Arose in the United Kingdom and relates to periods prior to 1996.

(viii)	Related to the gain on sale of an investment in the AMEA region.

(ix)	Represents the recognition of $104 million of deferred tax assets, principally relating to pre-existing overseas tax losses, whose value has become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37 million of provisions. In 2011 related to a $30 million revision of the estimated tax impacts of an internal reorganization completed in 2010, together with the release of $13 million of provisions. In 2010 a tax charge of $7 million arose relating to this reorganization, comprising the recognition of deferred tax assets of $24 million for capital losses and other deductible amounts, offset by tax charges of $31 million, together with a release of provisions of $7 million.

(x)	In 2010, related to tax refunded in respect of a prior year sale.

Note 6 — Finance costs

	Year ended December 31,
	2012	2011	2010
	($ million)
Financial income
Interest income on deposits	2	1	2
Unwinding of discount on other financial assets	1	1	—

	3	2	2

Financial expenses
Interest expense on borrowings	37	42	40
Interest rate swaps fair value transferred from equity	1	4	6
Finance charge payable under finance leases	19	18	18

	57	64	64

Interest income and expense relate to financial assets and liabilities held at amortized cost, calculated using the effective interest rate method.

Included within interest expense is $2 million (2011 $1 million, 2010 $2 million) payable to the Priority Club Rewards loyalty program relating to interest on the accumulated balance of cash received in advance of the redemption of points awarded.

Note 7 — Tax

	Year ended December 31,
	2012	2011	2010
	($ million)
Income tax
UK corporation tax at 24.5% (2011 26.5%, 2010 28.0%):
Current period	22	30	21
Adjustments in respect of prior periods(i)	(34)	(25)	(29)

	(12)	5	(8)

Foreign tax(ii):
Current period	170	98	122
Benefit of tax reliefs on which no deferred tax previously recognized	(31)	(16)	(13)
Adjustments in respect of prior periods(ii)	(27)	(65)	(23)

	112	17	86

Total current tax	100	22	78

Deferred tax:
Origination and reversal of temporary differences	8	82	47
Changes in tax rates	(2)	(2)	(2)
Adjustments to estimated recoverable deferred tax assets	(105)	(12)	(36)
Adjustments in respect of prior periods(i)	10	(9)	8

Total deferred tax	(89)	59	17

Total income tax charge for the year	11	81	95

Further analyzed as tax relating to:
Profit before exceptional items	153	120	98
Exceptional items (Note 5):
Exceptional operating items	(1)	4	(1)
Exceptional tax credit(iii)	(141)	(43)	—
Gain on disposal of discontinued operations	—	—	(2)

	11	81	95

Further analyzed as tax relating to:
Continuing operations	11	81	97
Discontinued operations — gain on disposal of assets	—	—	(2)

	11	81	95

(i)	Includes $37 million (2011 $39 million, 2010 $7 million) of exceptional credits included at (iii) below together with other releases relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

(ii)	Represents corporate income taxes on profit taxable in foreign jurisdictions, a significant proportion of which relates to the Group’s US subsidiaries.

(iii)	Represents the recognition of $104 million of deferred tax assets, principally relating to pre-existing overseas tax losses, whose value has become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37 million of provisions. In 2011 related to a $30 million revision of the estimated tax impacts of an internal reorganization completed in 2010, together with the release of $13 million of provisions. In 2010 a tax charge of $7 million arose elating to this reorganization, comprising the recognition of deferred tax assets of $24 million for capital losses and other deductible amounts, offset by tax charges of $31 million, together with a release of provisions of $7 million.

Reconciliation of tax charge, including gain on disposal of assets

	Total(i)			Before exceptional items(ii)
		Year ended December 31,
	2012	2011	2010	2012	2011	2010
		(%)
UK corporation tax at standard rate	24.5	26.5	28.0	24.5	26.5	28.0
Non-deductible expenditure and non-taxable income	2.0	1.8	4.1	1.0	2.6	4.2
Net effect of different rates of tax in overseas businesses	9.7	9.0	9.4	9.7	9.8	9.3
Effect of changes in tax rates	(0.3)	(0.5)	(0.5)	(0.1)	(0.4)	(0.7)
Benefit of tax reliefs on which no deferred tax previously recognized	(5.5)	(2.9)	(3.7)	(5.5)	(3.2)	(3.6)
Effect of adjustments to estimated recoverable deferred tax assets	(19.0)	(2.2)	(9.7)	(0.2)	(0.3)	(2.3)
Adjustment to tax charge in respect of prior periods	(9.7)	(18.1)	(11.8)	(2.4)	(12.1)	(9.1)
Other	0.3	1.0	—	0.4	1.3	—
Exceptional items and gain on disposal of assets	—	—	9.4	—	—	—

	2.0	14.6	25.2	27.4	24.2	25.8

(i)	Calculated in relation to total profits including exceptional items.

(ii)	Calculated in relation to profits excluding exceptional items.

Tax paid

Total net tax paid during the year of $122 million (2011 $90 million, 2010 $68 million) comprises $119 million (2011 $89 million, 2010 $64 million) paid in respect of operating activities and $3 million (2011 $1 million, 2010 $4 million) paid in respect of investing activities.

Tax paid represents an effective rate of 22% (2011 16%, 2010 18%) on total profits and is lower than the effective income statement tax rate of 27% primarily due to the impact of deferred taxes (including the realization of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

UK corporation tax of $6 million was paid in the year in settlement of prior period liabilities. UK corporation tax liabilities are not expected to arise in respect of 2012 or for a number of years thereafter due to expenses and associated tax losses attributable principally to employment matters, in particular additional shortfall contributions to the UK pension plan (see Funding commitments on page F-34).

Tax risks, policies and governance

Information concerning the Group’s tax governance can be found in the Taxation section of the Operating Results section on page 45.

Note 8 — Dividends paid and proposed

	Year ended December 31,			Year ended December 31,
	2012	2011	2010	2012	2011	2010
	(cents per share)			($ million)
Paid during the year:
Final (declared for previous year)	39.0	35.2	29.2	113	102	84
Interim	21.0	16.0	12.8	61	46	37
Special	172.0	—	—	505	—	—

	232.0	51.2	42.0	679	148	121

Proposed (not recognized as a liability at December 31):
Final	43.0	39.0	35.2	115	113	101

The final dividend of 27.7 pence (43.0 cents converted at the closing exchange rate on February 15, 2013) is proposed for approval at the Annual General Meeting (“AGM”) on May 24, 2013 and is payable on the shares in issue at March 22, 2013.

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

	Year ended December 31,
	2012		2011		2010
	Continuing operations	Total	Continuing operations	Total	Continuing operations	Total
Basic earnings per ordinary share
Profit available for equity holders ($ million)	544	544	473	473	278	280
Basic weighted average number of ordinary shares (millions)	287	287	289	289	288	288
Basic earnings per ordinary share (cents)	189.5	189.5	163.7	163.7	96.5	97.2

Diluted earnings per ordinary share
Profit available for equity holders ($ million)	544	544	473	473	278	280
Diluted weighted average number of ordinary shares (millions)	292	292	296	296	296	296
Diluted earnings per ordinary share (cents)	186.3	186.3	159.8	159.8	93.9	94.6

	Year ended December 31,
	2012		2011		2010
	Continuing operations	Total	Continuing operations	Total	Continuing operations	Total
Adjusted earnings per ordinary share
Profit available for equity holders ($ million)	544	544	473	473	278	280
Adjusting items (Note 5):
Exceptional operating items ($ million)	4	4	(57)	(57)	7	7
Tax on exceptional operating items ($ million)	(1)	(1)	4	4	(1)	(1)
Exceptional tax credit ($ million)	(141)	(141)	(43)	(43)	—	—
Gain on disposal of discontinued operations ($ million)	—	—	—	—	—	(2)

Adjusted earnings ($ million)	406	406	377	377	284	284
Basic weighted average number of ordinary shares (millions)	287	287	289	289	288	288
Adjusted earnings per ordinary share (cents)	141.5	141.5	130.4	130.4	98.6	98.6

Adjusted diluted earnings per ordinary share
Adjusted earnings ($ million)	406	406	377	377	284	284
Diluted weighted average number of ordinary shares (millions)	292	292	296	296	296	296
Adjusted diluted earnings per ordinary share (cents)	139.0	139.0	127.4	127.4	95.9	95.9

	2012	2011	2010
	(millions)
Diluted weighted average of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	287	289	288
Dilutive potential ordinary shares — employee share options	5	7	8

	292	296	296

Note 10 — Property, plant and equipment

	Land and buildings	Fixtures, fittings and equipment	Total
		($ million)
Year ended December 31, 2011
Cost
At January 1, 2011	1,548	997	2,545
Additions	2	54	56
Net transfers to non-current assets classified as held for sale	(258)	(98)	(356)
Disposals	(44)	(25)	(69)
Exchange and other adjustments	(11)	(11)	(22)

At December 31, 2011	1,237	917	2,154

Depreciation and impairment
At January 1, 2011	(213)	(642)	(855)
Provided	(10)	(56)	(66)
Net transfers to non-current assets classified as held for sale	19	71	90
Impairment charge (see below)	(2)	—	(2)
Impairment reversals (see below)	23	—	23
Disposals	9	8	17
Exchange and other adjustments	—	1	1

At December 31, 2011	(174)	(618)	(792)

Year ended December 31, 2012
Cost
At January 1, 2012	1,237	917	2,154
Additions	8	33	41
Net transfers to non-current assets classified as held for sale	(265)	(99)	(364)
Reclassification to intangible assets	—	(25)	(25)
Disposals	—	(12)	(12)
Exchange and other adjustments	15	10	25

At December 31, 2012	995	824	1,819

Depreciation and impairment
At January 1, 2012	(174)	(618)	(792)
Provided	(11)	(46)	(57)
Net transfers to non-current assets classified as held for sale	16	42	58
Reclassification to intangible assets	—	2	2
Impairment reversals (see below)	23	—	23
Disposals	—	11	11
Exchange and other adjustments	—	(8)	(8)

At December 31, 2012	(146)	(617)	(763)

Net book value at December 31, 2012	849	207	1,056

Net book value at December 31, 2011	1,063	299	1,362

Net book value at January 1, 2011	1,335	355	1,690

The impairment charge in 2011 arose in respect of one hotel in Europe following a re-assessment of its recoverable amount, based on fair value less costs to sell. The impairment charge in 2010 arose in respect of one hotel in The Americas following a re-assessment of its recoverable amount, based on value in use.

In 2012, a previously recorded impairment charge relating to a North American hotel was reversed in full following a re-assessment of its recoverable amount, based on the market value of the hotel as determined by an independent professional property valuer.

Of the impairment reversal in 2011, $11 million arose in March 2011 on the classification of a North American hotel as held for sale. The amount of the reversal was based on the expected net sales proceeds which were subsequently realized on the disposal of the hotel (see Note 11). A further $12 million arose in respect of another North American hotel following a re-assessment of its recoverable amount, based on value in use. Estimated future cash flows were discounted at a pre-tax rate of 12.6%.

All impairment charges and reversals are included within impairment on the face of the Consolidated income statement.

The carrying value of property, plant and equipment held under finance leases at December 31, 2012 was $187 million (2011 $190 million).

No borrowing costs were capitalized during the current or prior year.

Charges over one hotel totaling $89 million exist as security provided to the Group’s pension plans.

Note 11 — Assets sold, held for sale and discontinued operations

Assets sold

During the year ended December 31, 2012, the Group sold an interest in a hotel in the Europe region.

During the year ended December 31, 2011, the Group sold four hotels, three in The Americas region and one in the AMEA region. The gain on disposal mainly related to the sale of the Holiday Inn Burswood in Australia. The other significant disposal was the Hotel Indigo San Diego which resulted in an impairment reversal (see Note 10) in March 2011 on classification as held for sale.

During the year ended December 31, 2010, two hotels in The Americas were sold including the InterContinental Buckhead, Atlanta on July 1, 2010 for a profit of $27 million.

	Year ended December 31,
	2012	2011	2010
		($ million)
Consideration
Current year disposals:
Cash consideration, net of costs paid	4	142	109
Management contract value	—	2	5

	4	144	114
Net assets disposed of	(6)	(107)	(87)
Prior year disposals:
Tax	—	—	2

(Loss)/gain on disposal of assets	(2)	37	29

Analyzed as:
(Loss)/gain on disposal of hotel assets from continuing operations (Note 5)	(2)	37	27
Gain on disposal of assets from discontinued operations (Note 5)	—	—	2

	(2)	37	29

Net cash inflow
Current year disposals:
Cash consideration, net of costs paid	4	142	109
Tax	—	(1)	(6)
Prior year disposals:
Costs paid	—	—	(2)
Tax	(3)	—	2

	1	141	103

Assets held for sale

Two hotels, the InterContinental New York Barclay and the InterContinental London Park Lane and one associate investment met the held for sale criteria of IFRS 5 at December 31, 2012. The InterContinental New York Barclay was held for sale at December 31, 2011.

	Year ended December 31,
	2012	2011
	($ million)
Assets and liabilities held for sale
Non-current assets classified as held for sale:
Property, plant and equipment	524	217
Associates	10	—

	534	217

Liabilities classified as held for sale:
Deferred tax (Note 25)	61	60

Discontinued operations

The results of discontinued operations comprise gains arising from prior year hotel disposals of $nil (2011 $nil, 2010 $2 million) and do not impact on segmental results.

	Year ended December 31,
	2012	2011	2010
		(cents)
Earnings per ordinary share from discontinued operations
Basic	—	—	0.7
Diluted	—	—	0.7

Cash flows attributable to discontinued operations were $nil (2011 $nil, 2010 $2 million).

Note 12 — Goodwill

	Year ended December 31,
	2012	2011
	($ million)
Cost
At January 1,	233	233
Exchange adjustments	1	—

At December 31,	234	233

Impairment
At January 1, and December 31,	(141)	(141)

Net book value at December 31,	93	92

Net book value at January 1,	92	92

Goodwill arising on business combinations that occurred before January 1, 2005 was not restated on adoption of IFRS as permitted by IFRS 1.

Impairment charges are included within impairment on the face of the Consolidated income statement and all cumulative impairment losses relate to The Americas managed cash-generating unit (“CGUs”) (see below).

Goodwill has been allocated to CGUs for impairment testing as follows:

	Cost		Net book value
	At December 31,
	2012	2011	2012	2011
	($ million)
Asia Australasia franchised and managed operations	93	92	93	92
Americas managed operations	141	141	—	—

	234	233	93	92

The Group tests goodwill for impairment annually, or more frequently if there are any indications that an impairment may have arisen. The recoverable amounts of the CGUs are determined from value in use calculations. These calculations use pre-tax cash flow forecasts derived from the most recent financial budgets and strategic plans approved by management covering a five-year period or, in the absence of up-to-date strategic plans, the financial budget for the next year with an extrapolation of the cash flows for the following four years, using growth rates based on management’s past experience and industry growth forecasts. After the five-year planning period, the terminal value of the future cash flows is calculated based on perpetual growth rates that do not exceed the average long-term growth rates for the relevant markets. Pre-tax discount rates are used to discount the cash flows based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the CGU being tested.

Asia Australasia goodwill

At December 31, 2012, the recoverable amount of the CGU has been assessed based on the approved budget for 2013 and strategic plans covering a five-year period, a perpetual growth rate of 3.5% (2011 3.5%) and a discount rate of 14.3% (2011 13.9%).

Impairment was not required at either December 31, 2012 or December 31, 2011 and management believe that the carrying value of the CGU would only exceed its recoverable amounts in the event of highly unlikely changes in the key assumptions.

Americas goodwill

Goodwill relating to The Americas managed operations was impaired in full in 2009. As goodwill impairment cannot be reversed, there is no sensitivity around any assumptions that could lead to further impairment adjustments.

Note 13 — Intangible assets

	Software	Management contracts	Other intangibles	Total
	($ million)
Year ended December 31, 2011
Cost
At January 1, 2011	203	231	109	543
Additions	46	2	31	79
Disposals	—	—	(2)	(2)
Exchange and other adjustments	3	(2)	—	1

At December 31, 2011	252	231	138	621

Amortization and impairment
At January 1, 2011	(120)	(106)	(51)	(277)
Provided	(13)	(10)	(10)	(33)
Disposals	—	—	2	2
Exchange and other adjustments	(5)	—	—	(5)

At December 31, 2011	(138)	(116)	(59)	(313)

Year ended December 31, 2012
Cost
At January 1, 2012	252	231	138	621
Additions	70	—	14	84
Reclassification from property, plant and equipment	25	—	—	25
Disposals	(21)	—	(3)	(24)
Exchange and other adjustments	(1)	4	2	5

At December 31, 2012	325	235	151	711

Amortization and impairment
At January 1, 2012	(138)	(116)	(59)	(313)
Provided	(17)	(10)	(10)	(37)
Reclassification from property, plant and equipment	(2)	—	—	(2)
Disposals	2	—	3	5
Exchange and other adjustments	(8)	—	(2)	(10)

At December 31, 2012	(163)	(126)	(68)	(357)

Net book value at December 31, 2012	162	109	83	354

Net book value at December 31, 2011	114	115	79	308

Net book value at January 1, 2011	83	125	58	266

Software disposals in 2012 include an exceptional write-off of $18 million resulting from a re-assessment of the ongoing value of elements of the technology infrastructure.

Borrowing costs of $0.3 million (2011 $0.4 million) were capitalized during the year in respect of software projects.

The weighted average remaining amortization period for management contracts is 19 years (2011 20 years).

Note 14 — Investment in associates and joint ventures

	Associates	Joint ventures	Total
	($ million)
Year ended December 31, 2011
Cost
At January 1, 2011	48	—	48
Additions	11	31	42
Share of profit/(loss)	2	(1)	1
Dividends	(1)	—	(1)

At December 31, 2011	60	30	90

Impairment
At January 1, 2011	(5)	—	(5)
Impairment reversal (see below)	2	—	2

At December 31, 2011	(3)	—	(3)

Year ended December 31, 2012
Cost
At January 1, 2012	60	30	90
Reclassification	4	(4)	—
Additions	—	2	2
Transfer to non-current assets classified as held for sale	(10)	—	(10)
Share of profit/(loss)	3	—	3
Dividends	(3)	—	(3)
Share of reserve movement	5	—	5

At December 31, 2012	59	28	87

Impairment

At January 1, 2012 and December 31, 2012	(3)	—	(3)

Net book value at December 31, 2012	56	28	84

Net book value at December 31, 2011	57	30	87

Net book value at January 1, 2011	43	—	43

The impairment reversal arose in The Americas region.

The following table summarizes the financial information of the Group’s associates and joint ventures:

	Associates		Joint ventures		Total
	2012	2011	2012	2011	2012	2011
	($ million)
Share of statement of financial position
Current assets	22	9	1	3	23	12
Non-current assets	59	70	27	27	86	97
Current liabilities	(6)	(7)	—	—	(6)	(7)
Non-current liabilities	(11)	(15)	—	—	(11)	(15)
Non-controlling interests	(8)	—	—	—	(8)	—

Net assets	56	57	28	30	84	87

Share of revenue and profit
Revenue	30	28	—	—	30	28
Profit/(loss)	3	2	—	(1)	3	1

Related party transactions
Revenue from related parties	5	5	—	—	5	5
Amounts owed by related parties	2	1	—	—	2	1
Loans from related parties	—	(2)	—	—	—	(2)

The most significant investments are a 30% associate holding in President Hotel and Tower Co Ltd, the owner of the InterContinental Hotel Bangkok and the Holiday Inn Bangkok, and a 49% holding in BCRE IHG 180 Orchard Holdings LLC, a joint venture established to develop and build a multi-use property in Manhattan, New York, including a Hotel Indigo.

Note 15 — Other financial assets

	At December 31, 2012	At December 31, 2011
	($ million)
Current
Loans and receivables	6	—

Non-current
Equity securities available-for-sale	112	112
Loans and receivables	43	44

	155	156

Available-for-sale financial assets, which are included in the Consolidated statement of financial position at fair value, consist of equity investments in listed and unlisted shares. Of the total amount of equity investments at December 31, 2012, $18 million (2011 $15 million) were listed securities and $94 million (2011 $97 million) unlisted; $59 million (2011 $61 million) were denominated in US dollars, $24 million (2011 $23 million) in Hong Kong dollars and $29 million (2011 $28 million) in other currencies. Unlisted equity shares are mainly investments in entities that own hotels which the Group manages. The fair value of unlisted equity shares has been estimated using the International Private Equity and Venture Capital Valuation Guidelines, using either the earnings multiple or net assets methodology as appropriate. Listed equity share valuations are based on observable market prices. Dividend income from available-for-sale equity securities of $5 million (2011 $11 million, 2010 $8 million) is reported as other operating income and expenses in the Consolidated income statement.

Loans and receivables consist of trade deposits and restricted cash which are held at amortized cost. A deposit of $37 million was made in 2011 to a hotel owner in connection with the renegotiation of a management contract. The deposit is non-interest-bearing and repayable at the end of the management contract, and is therefore held at its discounted value of $11 million (2011 $10 million); the discount will unwind to the income statement within financial income over the period to repayment. Restricted cash of $29 million (2011 $27 million) relates to cash held in bank accounts which is pledged as collateral to insurance companies for risks retained by the Group.

The movement in the provision for impairment of other financial assets during the year is as follows:

	Year ended December 31, 2012	Year ended December 31, 2011
	($ million)
At January 1,	(25)	(26)
Provided — exceptional items	—	(3)
Reclassification	(1)	3
Amounts written off	—	1

At December 31	(26)	(25)

The amount provided as an exceptional item relates in 2011 to an available-for-sale equity investment and arose as a result of a significant and prolonged decline in its fair value below cost.

The provision is used to record impairment losses unless the Group is satisfied that no recovery of the amount is possible; at that point the amount considered irrecoverable is either written off directly to the income statement or, if previously provided, against the financial asset with no impact on the income statement.

Note 16 — Inventories

	At December 31, 2012	At December 31, 2011
	($ million)
Finished goods	2	2
Consumable stores	2	2

	4	4

Note 17 — Trade and other receivables

	At December 31, 2012	At December 31, 2011
	($ million)
Trade receivables	344	299
Other receivables	18	28
Prepayments	60	42

	422	369

Trade and other receivables are designated as loans and receivables and are held at amortized cost.

Trade receivables are non-interest-bearing and are generally on payment terms of up to 30 days. The fair value of trade and other receivables approximates their carrying value.

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is:

	At December 31, 2012	At December 31, 2011
	($ million)
Americas	186	170
Europe	83	69
Asia, Middle East and Africa	64	61
Greater China	29	27

	362	327

The aging of trade and other receivables, excluding prepayments, at the end of the reporting period is:

	At December 31, 2012			At December 31, 2011
	Gross	Provision	Net	Gross	Provision	Net
	($ million)
Not past due	223	—	223	201	(1)	200
Past due 1 to 30 days	74	(3)	71	73	(2)	71
Past due 31 to 180 days	69	(3)	66	59	(3)	56
Past due more than 180 days	43	(41)	2	40	(40)	—

	409	(47)	362	373	(46)	327

The movement in the provision for impairment of trade and other receivables during the year is as follows:

	Year ended December 31, 2012	Year ended December 31, 2011
	($ million)
At January 1,	(46)	(58)
Provided	(18)	(15)
Amounts written back	10	7
Amounts written off	7	20

At December 31,	(47)	(46)

Note 18 — Cash and cash equivalents

	At December 31, 2012	At December 31, 2011
	($ million)
Cash at bank and in hand	57	51
Short-term deposits	138	131

	195	182

Short-term deposits are highly liquid investments with an original maturity of three months or less, in various currencies.

Cash and cash equivalents includes $7 million (2011 $2 million) that is not available for use by the Group due to local exchange controls.

Note 19 — Trade and other payables

	At December 31, 2012	At December 31, 2011
	($ million)
Current
Trade payables	117	126
Other tax and social security payable	35	35
Other payables	268	262
Accruals	289	284

	709	707

Non-current
Other payables	563	497

Trade payables are non-interest-bearing and are normally settled within an average of 45 days.

Other payables includes $623 million (2011 $578 million) relating to the future redemption liability of the Group’s loyalty program, of which $108 million (2011 $105 million) is classified as current and $515 million (2011 $473 million) as non-current.

Note 20 — Provisions

	Onerous management contracts	Litigation	Total
	($ million)
At January 1, 2011	10	22	32
Provided	1	—	1
Utilized	(8)	(11)	(19)

At December 31, 2011	3	11	14
Utilized	(1)	(11)	(12)

At December 31, 2012	2	—	2

	At December 31, 2012	At December 31, 2011
	($ million)
Analyzed as:
Current	1	12
Non-current	1	2

	2	14

The onerous management contracts provision relates to the unavoidable net cash outflows that are expected to be incurred under performance guarantees associated with certain management contracts. The non-current portion of the provision is expected to be utilized over the period to 2020.

The litigation provision was charged in the income statement as an exceptional item in 2010 (see Note 5) and related to an action brought against the Group in the Americas region. The final balance was settled in March 2012.

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

A general strengthening of the US dollar (specifically a five cent fall in the sterling: US dollar rate) would increase the Group’s profit before tax by an estimated $2.8 million (2011 $3.3 million, 2010 $3.5 million) and increase net assets by an estimated $1.8 million (2011 decrease of $10.4 million, 2010 decrease of $5.6 million). Similarly, a five cent fall in the euro: US dollar rate would reduce the Group’s profit before tax by an estimated $2.3 million (2011 $1.9 million, 2010 $1.4 million) and decrease net assets by an estimated $16.1 million (2011 $10.3 million, 2010 $8.2 million).

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25% and no more than 75% of net borrowings for each major currency. This is usually achieved through the use of interest rate swaps. Due to relatively low interest rates and the level of the Group’s debt, 100% of borrowings in major currencies were fixed rate debt at December 31, 2012.

Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, neither a one percentage point rise in US dollar, euro nor sterling interest rates would impact the annual net interest charge in the current or prior two years.

Liquidity risk exposure

The treasury function ensures that the Group has access to sufficient funds to allow the implementation of the strategy set by the Board. Medium and long-term borrowing requirements are met through the $1.07 billion Syndicated Facility which expires in November 2016, through the £250 million 6% bonds that are repayable on December 9, 2016 and through the £400 million 3.875% bonds repayable on November 28, 2022. The $1.07 billion Syndicated Facility was undrawn at the year end. The £400 million 3.875% bonds, which were issued during the year under the Group’s £750 million Medium Term Notes program, extend the maturity profile and diversify the sources of the Group’s debt. Short-term borrowing requirements are met from drawings under bilateral bank facilities.

The Syndicated Facility contains two financial covenants: interest cover and net debt divided by earnings before interest, tax, depreciation and amortization (“EBITDA”). The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

At the year end, the Group had cash of $195 million which is held predominantly in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the United Kingdom or United States although $7 million (2011 $2 million) is held in a country where repatriation is restricted as a result of foreign exchange regulations.

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

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves totaling $1,382 million at December 31, 2012 (2011 $1,085 million). The structure is managed to maintain an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group’s debt is monitored on the basis of a cashflow leverage ratio, being net debt divided by EBITDA, with the objective of maintaining an investment grade credit rating.

Hedging

Interest rate risk

The Group hedges its interest rate risk by taking out interest rate swaps to fix the interest flows on between 25% and 75% of its net borrowings in major currencies, although 100% of interest flows were fixed at December 31, 2012. At December 31, 2012, the Group did not hold any interest rate swaps (2011 notional principals held of $100 million swapping floating for fixed). The Group designates its interest rate swaps as cash flow hedges (see Note 23 for further details).

Foreign currency risk

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either December 31, 2012 or December 31, 2011.

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

At December 31, 2012, the Group held currency swaps with a principal of $415 million (2011 $415 million) and short dated foreign exchange swaps with principals of €75 million (2011 €75 million) and $170 million (2011 $nil) (see Note 23 for further details). The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends were currency swaps with a principal of $415 million (2011 $415 million) and short dated foreign exchange swaps with principals of €75 million (2011 €100 million), and $350 million (2011 $100 million).

Hedge effectiveness is measured at calendar quarter ends. No ineffectiveness arose in respect of either the Group’s cash flow or net investment hedges during the current or prior year.

Liquidity risk

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	($ million)
At December 31, 2012
Non-derivative financial liabilities:
Secured bank loans	—	—	5	—	5
£250m 6% bonds 2016	24	24	453	—	501
£400m 3.875% bonds 2022	25	25	75	772	897
Finance lease obligations	16	16	48	3,316	3,396
Trade and other payables	709	154	191	285	1,339
Provisions	1	1	—	—	2
Derivative financial liabilities:
Forward foreign exchange contracts	(2)	—	—	—	(2)
Currency swaps — outflows	26	26	467	—	519
Currency swaps — inflows	(24)	(24)	(453)	—	(501)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	($ million)
At December 31, 2011
Non-derivative financial liabilities:
Secured bank loans	5	—	—	—	5
£250m 6% bonds 2016	23	23	456	—	502
Finance lease obligations	16	16	48	3,332	3,412
Unsecured bank loans	100	—	—	—	100
Trade and other payables	707	123	135	324	1,289
Provisions	12	1	1	—	14
Derivative financial liabilities:
Interest rate swaps	1	—	—	—	1
Forward foreign exchange contracts	(3)	—	—	—	(3)
Currency swaps — outflows	26	26	492	—	544
Currency swaps — inflows	(23)	(23)	(456)	—	(502)

Cash flows relating to unsecured bank loans are classified according to the maturity date of the loan drawdown rather than the facility maturity date.

Interest rate swaps are expected to affect profit or loss in the same periods that the cash flows are expected to occur.

Credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk.

	At December 31, 2012	At December 31, 2011
	($ million)
Equity securities available-for-sale	112	112
Derivative financial instruments	2	3
Loans and receivables:
Cash and cash equivalents	195	182
Other financial assets	49	44
Trade and other receivables, excluding prepayments	362	327

	720	668

Fair values

The table below compares carrying amounts and fair values of the Group’s financial assets and liabilities.

	At December 31, 2012		At December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
	($ million)
Financial assets
Equity securities available-for-sale* (Note 15)	112	112	112	112
Derivatives* (Note 23)	2	2	3	3
Loans and receivables:
Cash and cash equivalents (Note 18)	195	195	182	182
Other financial assets (Note 15)	49	49	44	44
Trade and other receivables, excluding prepayments (Note 17)	362	362	327	327

Financial liabilities
£250 million 6% bonds 2016 (Note 22)	(403)	(456)	(384)	(411)
£400 million 3.875% bonds 2022 (Note 22)	(638)	(652)	—	—
Finance lease obligations (Note 22)	(212)	(268)	(209)	(268)
Other borrowings (Note 22)	(5)	(5)	(98)	(98)
Trade and other payables (Note 19)	(1,272)	(1,272)	(1,204)	(1,204)
Derivatives* (Note 23)	(19)	(19)	(39)	(39)
Provisions (Note 20)	(2)	(2)	(14)	(14)

*	Financial assets and liabilities which are measured at fair value.

The fair value of cash and cash equivalents approximates book value due to the short maturity of the investments and deposits. Equity securities available-for-sale and derivatives are held in the Consolidated statement of financial position at fair value as set out in Note 15 and Note 23. The fair value of other financial assets approximates book value based on prevailing market rates. The fair value of borrowings, excluding finance lease obligations and the fixed rate bonds, approximates book value as interest rates reset to market rates on a frequent basis. The fair value of the £250 million and £400 million bonds is based on their quoted market price. The fair value of the finance lease obligations is calculated by discounting future cash flows at prevailing interest rates. The fair value of trade and other receivables, trade and other payables and current provisions approximates to their carrying value, including the future redemption liability of the Group’s loyalty program.

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

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	At December 31, 2012				At December 31, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Equity securities available-for-sale	18	—	94	112	15	—	97	112

Derivatives	—	2	—	2	—	3	—	3

Liabilities
Derivatives	—	(19)	—	(19)	—	(39)	—	(39)

There were no transfers between Level 1 and Level 2 fair value measurements during the year and no transfers into and out of Level 3.

The following table reconciles movements in instruments classified as Level 3 during the year:

	At December 31, 2012	At December 31, 2011
	($ million)	($ million)
At January 1,	97	84
Additions	—	1
Repaid	(1)	(3)
Valuation (losses)/gains recognized in other comprehensive income	(2)	16
Impairment*	—	(1)

At December 31,	94	97

*	The impairment charge recognized in the income statement in 2011 (see Note 5) included $2 million of losses reclassified from equity.

The Level 3 equity securities relate to investments in unlisted shares which are valued by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment or by reference to share of net assets. A 10% increase in the average P/E ratio would result in a $5 million increase (2011 $5 million) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $5 million decrease (2011 $5 million) in the fair value of the investments. A 10% increase in net assets would result in a $2 million increase (2011 $3 million) in the fair value of the investments and a 10% decrease in net assets would result in a $2 million decrease (2011 $3 million) in the fair value of the investments.

Note 22 — Loans and other borrowings

	At December 31, 2012			At December 31, 2011
	Current	Non-current	Total	Current	Non-current	Total
	($ million)
Secured bank loans	—	5	5	5	—	5
Finance lease obligations	16	196	212	16	193	209
£250 million 6% bonds 2016	—	403	403	—	384	384
£400 million 3.875% bonds 2022	—	638	638	—	—	—
Unsecured bank loans	—	—	—	—	93	93

Total borrowings	16	1,242	1,258	21	670	691

Denominated in the following currencies:
Sterling	—	1,041	1,041	—	384	384
US dollars	16	196	212	16	286	302
Other	—	5	5	5	—	5

	16	1,242	1,258	21	670	691

Secured bank loans

The New Zealand dollar mortgage is secured on the hotel property to which it relates.

Non-current amounts include $5 million (2011 $nil) repayable by installments.

Finance lease obligations

Finance lease obligations, which relate to the 99-year lease (of which 93 years remain) on the InterContinental Boston, are payable as follows:

	At December 31, 2012		At December 31, 2011
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
	($ million)
Less than one year	16	16	16	16
Between one and five years	64	48	64	48
More than five years	3,316	148	3,332	145

	3,396	212	3,412	209
Less: amount representing finance charges	(3,184)	—	(3,203)	—

	212	212	209	209

The Group has the option to extend the term of the lease for two additional 20-year terms. Payments under the lease step up at regular intervals over the lease term.

£250 million 6% bonds 2016

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

£400 million 3.875% bonds 2022

The 3.875% fixed interest sterling bonds were issued on November 28, 2012 and are repayable on November 28, 2022. Interest is payable annually on November 28 in each year commencing November 28, 2013 to the maturity date. The bonds were initially priced at 98.787% of face value and are unsecured.

Unsecured bank loans

Unsecured bank loans are borrowings under the Group’s Syndicated Facility and its short-term bilateral loan and overdraft facilities. The Syndicated Facility comprises a $1.07 billion five-year revolving credit facility that matures in November 2016. These facilities contain financial covenants and, as at the end of the reporting period, the Group was not in breach of these covenants, nor had any breaches or defaults occurred during the year. Borrowings under the facilities are classified as non-current when the facilities have more than 12 months to expiry. The facility was undrawn at the year end.

Facilities provided by banks

	At December 31, 2012			At December 31, 2011
	Utilized	Unutilized	Total	Utilized	Unutilized	Total
	($ million)
Committed	5	1,070	1,075	105	970	1,075
Uncommitted	—	96	96	—	79	79

	5	1,166	1,171	105	1,049	1,154

	At December 31,
	2012	2011
	($ million)
Unutilized facilities expire:
Within one year	96	79
After two but before five years	1,070	970

	1,166	1,049

Utilized facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortized cost.

Note 23 — Derivative financial instruments

	At December 31,
	2012	2011
	($ million)
Currency swaps	19	39
Forward foreign exchange contracts	(2)	(3)

	17	36

Analyzed as:
Current assets	(2)	(3)
Non-current liabilities	19	39

	17	36

Derivatives are recorded at their fair values, estimated using discounted future cash flows taking into consideration interest and exchange rates prevailing on the last day of the reporting period.

Currency swaps

At December 31, 2012, the Group held currency swaps with a principal of $415 million (2011 $415 million). These swaps were transacted at the same time as the £250 million 6% bonds were issued in December 2009 in order to swap the bonds’ proceeds and interest flows into US dollars. Under the terms of the swaps, $415 million was borrowed and £250 million deposited for seven years at a fixed exchange rate of £1 = $1.66. The fair value of the currency swap comprises two components: $11 million (2011 $29 million) relating to the repayment of the underlying principal and $8 million (2011 $10 million) relating to interest payments. The element relating to the underlying principal is disclosed as a component of net debt (see Note 24). The currency swaps are designated as net investment hedges.

Interest rate swaps

At December 31, 2012, the Group did not hold any interest rate swaps (2011 notional principals held of $100 million). These swaps are held to fix the interest payable on borrowings under the Syndicated Facility; at December 31, 2011, $100 million of US dollar borrowings were fixed at 1.99% until May 2012. The interest rate swaps have been designated as cash flow hedges.

Forward foreign exchange contracts

At December 31, 2012, the Group held short dated foreign exchange swaps with principals of €75 million and $170 million (2011 €75 million). The swaps are used to manage sterling surplus cash and reduce euro and US dollar borrowings whilst maintaining operational flexibility. The foreign exchange swaps have been designated as net investment hedges.

Note 24 — Net debt

	At December 31, 2012	At December 31, 2011
	($ million)
Cash and cash equivalents	195	182
Loans and other borrowings — current	(16)	(21)
Loans and other borrowings — non-current	(1,242)	(670)
Derivatives hedging debt values (Note 23)	(11)	(29)

Net debt	(1,074)	(538)

	Year ended December 31, 2012	Year ended December 31, 2011
	($ million)
Movement in net debt
Net increase in cash and cash equivalents	15	107
Add back cash flows in respect of other components of net debt:
Issue of long-term bonds	(632)	—
Decrease in other borrowings	99	119

(Increase)/decrease in net debt arising from cash flows	(518)	226
Non-cash movements:
Finance lease obligations	(3)	(3)
Exchange and other adjustments	(15)	(18)

(Increase)/decrease in net debt	(536)	205
Net debt at beginning of the year	(538)	(743)

Net debt at end of the year	(1,074)	(538)

Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group’s £250 million 6% bonds at $415 million. An equal and opposite exchange adjustment on the retranslation of the £250 million 6% bonds is included in non-current loans and other borrowings.

Note 25 — Deferred tax

	Property, plant and equipment	Deferred gains on loan notes	Losses	Employee benefits	Intangible assets	Other short-term temporary differences	Total
	($ million)
At January 1, 2011	205	144	(150)	(47)	35	(191)	(4)
Income statement	19	(7)	17	—	1	29	59
Statement of comprehensive income	—	—	—	(12)	—	1	(11)
Statement of changes in equity	—	—	—	—	—	9	9
Exchange and other adjustments	(3)	—	—	—	2	(1)	(2)

At December 31, 2011	221	137	(133)	(59)	38	(153)	51
Income statement	12	(26)	(74)	6	(6)	(1)	(89)
Statement of comprehensive income	—	—	—	(6)	—	1	(5)
Statement of changes in equity	—	—	—	(4)	—	(1)	(5)
Exchange and other adjustments	3	3	(8)	—	1	(1)	(2)

At December 31, 2012	236	114	(215)	(63)	33	(155)	(50)

	At December 31, 2012	At December 31, 2011
	($ million)
Analyzed as:
Deferred tax assets	(204)	(106)
Deferred tax liabilities	93	97
Liabilities held for sale	61	60

	(50)	51

Deferred gains on loan notes includes $55 million (2011 $55 million) which is expected to fall due for payment in 2016.

The deferred tax asset recognized in respect of losses of $215 million (2011 $133 million) includes $78 million (2011 $104 million) in respect of capital losses available to be utilized against the realization of capital gains which are recognized as a deferred tax liability and $137 million (2011 $29 million) in respect of revenue tax losses. Deferred tax assets of $22 million (2011 $44 million) are recognized in relation to legal entities which suffered a tax loss in the current or preceding period. These assets are recognized based upon future taxable profit forecasts for the entities concerned.

Tax losses with a net tax value of $272 million (2011 $358 million), including capital losses with a value of $140 million (2011 $134 million), have not been recognized. These losses may be carried forward indefinitely with the exception of $11 million which expires after four years and $1 million which expires after eight years (2011 $11 million which expires after five years and $1 million which expires after six years). Deferred tax assets with a net tax value of $32 million (2011 $29 million) in respect of employee benefits, up to $34 million (2011 $34 million) in respect of foreign tax credits and $53 million (2011 $52 million) in respect of other items have not been recognized. These losses and other deferred tax assets have not been recognized as the Group does not currently anticipate being able to offset these against future profits or gains in order to realize any economic benefit in the foreseeable future. However, future benefits may arise as a result of resolving tax uncertainties, or as a consequence of case law and legislative developments which make the value of assets more certain.

At December 31, 2012 the Group has not provided deferred tax in relation to temporary differences associated with post-acquisition undistributed earnings of subsidiaries as the Group is in a position to control the timing of reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. The tax which would arise upon reversal of the temporary differences is not expected to exceed $20 million (2011 $20 million).

Other short-term temporary differences relate primarily to provisions, accruals, amortization and share-based payments.

Note 26 — Share-based payments

Annual Bonus Plan

The IHG Annual Bonus Plan (“ABP”) enables eligible employees, including Executive Directors, to receive all or part of their bonus in the form of deferred shares. The deferred shares are released on the third anniversary of the award date. Under the terms of the current plan, a fixed percentage of the bonus is awarded in the form of shares with no voluntary deferral and no matching shares. The awards in all of the plans are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. Participation in the ABP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 340,924 (2011 528,213, 2010 nil) shares were awarded to participants

Long Term Incentive Plan

The Long Term Incentive Plan (“LTIP”) allows Executive Directors and eligible employees to receive share awards, subject to the achievement of performance conditions, set by the Remuneration Committee, which are normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 2,698,714 (2011 3,257,364, 2010 2,602,773) shares were awarded to employees under the plan. The plan provides for the grant of “nil cost options” to participants as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2012 and no options were granted in the year under the plan. The latest date that any options may be exercised is April 4, 2015.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan, when operational, is available to all UK employees (including Executive Directors) employed by participating Group companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2012 and no options were granted in the year under the plan.

US Employee Stock Purchase Plan

The US Employee Stock Purchase Plan will allow eligible employees resident in the United States an opportunity to acquire Company American Depositary Shares (“ADS”s) on advantageous terms. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during 2012 and at December 31, 2012 no options had been granted under the plan.

Former Six Continents Share Schemes

Under the terms of the separation of Six Continents PLC in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG shares. As a result of this exchange, 23,195,482 shares were put under option at prices ranging from 308.5 pence to 593.3 pence. The exchanged options were immediately exercisable and are not subject to performance conditions. During 2012, 352,115 (2011 397,943) such options were exercised and 106,699 (2011 45,655) lapsed, leaving no such options outstanding at December 31, 2012 (2011 458,814).

The Group recognized a cost of $22 million (2011 $25 million, 2010 $32 million) in operating profit and $1 million (2011 $nil, 2010 $1 million) within exceptional administrative expenses related to equity-settled share-based payment transactions during the year, net of amounts borne by the System Fund.

The aggregate consideration in respect of ordinary shares issued under option schemes during the year was $10 million (2011 $8 million, 2010 $19 million).

The following table sets forth awards and options granted during 2012. No awards were granted under the Executive Share Option Plan, Sharesave Plan or US Employee Stock Purchase Plan during the year.

	ABP	LTIP
Number of shares awarded in 2012	340,924	2,698,714

The Group uses separate option pricing models and assumptions depending on the plan. The following tables set out information about awards granted in 2012, 2011 and 2010:

2012	ABP	LTIP
Valuation model	Binomial	Monte Carlo Simulation and Binomial
Weighted average share price (pence)	1,440.0	1,440.0
Expected dividend yield	2.95%	2.99%
Risk-free interest rate		0.59%
Volatility*		31%
Term (years)	3.0	3.0

2011	ABP	LTIP
Valuation model	Binomial	Monte Carlo Simulation and Binomial
Weighted average share price (pence)	1,415.0	1,281.0
Expected dividend yield	2.14%	2.78%
Risk-free interest rate		1.88%
Volatility*		39%
Term (years)	3.0	3.0

2010	LTIP
Valuation model	Monte Carlo Simulation and Binomial
Weighted average share price (pence)	1,033.0
Expected dividend yield	3.10%
Risk-free interest rate	1.83%
Volatility*	41%
Term (years)	3.0

*	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Movements in the awards and options outstanding under the schemes are as follows:

	ABP	LTIP
	Number of shares	Number of shares
	(thousands)
Outstanding at January 1, 2010	1,854	12,266
Granted	—	2,603
Vested	(580)	(1,500)
Lapsed or canceled	—	(2,027)

Outstanding at December 31, 2010	1,274	11,342
Granted	528	3,257
Vested	(702)	(3,454)
Lapsed or canceled	(150)	(2,115)

Outstanding at December 31, 2011	950	9,030
Granted	341	2,699
Vested	(643)	(2,621)
Share capital consolidation	(18)	—
Lapsed or canceled	(8)	(1,948)

Outstanding at December 31, 2012	622	7,160

Fair value of awards granted during the year (cents)
At December 31, 2012	2,199.8	792.5
At December 31, 2011	2,141.1	819.7
At December 31, 2010	N/A *	1,181.9
Weighted average remaining contract life (years)
At December 31, 2012	1.6	1.2
At December 31, 2011	0.9	1.0
At December 31, 2010	0.7	1.0

The above awards do not vest until the performance and service conditions have been met.

	Number of Shares	Range of option prices	Weighted average option price
	(thousands)	(pence)	(pence)
Executive Share Option Plan
Outstanding at January 1, 2010	5,870	308.5-619.8	482.8
Exercised	(2,497)	349.1-619.8	478.6
Lapsed or canceled	(82)	349.1	349.1

Outstanding at December 31, 2010	3,291	308.5-619.8	489.3
Exercised	(1,075)	308.5-619.8	476.5
Lapsed or canceled	(46)	422.8	422.8

Outstanding at December 31, 2011	2,170	308.5-619.8	497.0
Exercised	(1,365)	308.5-619.8	492.8
Lapsed or canceled	(107)	434.2	434.2

Outstanding at December 31, 2012	698	438.0-619.8	514.8

Options exercisable
At December 31, 2012	698	438.0-619.8	514.8

At December 31, 2011	2,170	308.5-619.8	497.0

At December 31, 2010	3,291	308.5-619.8	489.3

Included within the options outstanding under the Executive Share Option Plan are options over nil (2011 458,814, 2010 902,412) shares that have not been recognized in accordance with IFRS 2 as the options were granted on or before November 7, 2002. These options, relating to former Six Continents share schemes, have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

The weighted average share price at the date of exercise for share options vested during the year was 1,409.5 pence. The closing share price on December 31, 2012 was 1,707.0 pence and the range during the year was 1,157.0 pence to 1,725.0 pence per share.

Summarized information about options outstanding at December 31, 2012 under the share option schemes is as follows:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contract life	Weighted average option price
(pence)	(thousands)	(years)	(pence)
Executive Share Option Plan
438.0	66	0.4	438.0
491.8 to 494.2	487	1.2	493.9
619.8	145	2.3	619.8

	698	1.3	514.8

Note 27 — Operating leases

During the year ended December 31, 2012, $64 million (2011 $64 million, 2010 $53 million) was recognized as an expense in the Consolidated income statement in respect of operating leases, net of amounts borne directly by the System Fund. The expense includes contingent rents of $19 million (2011 $18 million, 2010 $8 million).

Future minimum lease payments under non-cancelable operating leases are as follows:

	At December 31, 2012	At December 31, 2011
	($ million)
Due within one year	47	46
One to two years	34	41
Two to three years	25	32
Three to four years	22	23
Four to five years	22	21
More than five years	237	255

	387	418

In addition, in certain circumstances the Group is committed to making additional lease payments that are contingent on the performance of the hotels that are being leased.

The average remaining term of these leases, which generally contain renewal options, is approximately 19 years (2011 19 years). No material restrictions or guarantees exist in the Group’s lease obligations.

Total future minimum rentals expected to be received under non-cancelable sub-leases are $10 million (2011 $14 million).

Note 28 — Capital and other commitments

	At December 31, 2012	At December 31, 2011
	($ million)
Contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Consolidated Financial Statements	81	14

The Group has also committed to invest up to $60 million in two investments accounted for under the equity method of which $37 million had been spent at December 31, 2012.

Note 29 — Contingencies

	At December 31, 2012	At December 31, 2011
	($ million)
Contingent liabilities not provided for in the Consolidated Financial Statements	25	8

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. The maximum unprovided exposure under such guarantees is $50 million at December 31, 2012 (2011 $42 million).

As of December 31, 2012, the Group had outstanding letters of credit of $38 million (2011 $51 million) mainly relating to self insurance programs.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. As of December 31, 2012, there were no such guarantees in place (2011 $nil).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. In particular, the Group is currently subject to an Office of Fair Trading enquiry in the UK and class action law suits in the US. Additionally, on August 10, 2012, the former owner of a hotel in China filed an arbitration notice with the International Economic and Trade Arbitration Commission Shanghai Committee (“CIETAC Shanghai”) containing numerous allegations in connection with the termination of a hotel management agreement and seeking damages from a Group company, Inter-Continental Hotels Corporation (“IHC”). IHC has subsequently filed with the International Economic and Trade Arbitration Commission in Beijing (“CIETAC Beijing”) a parallel claim against the owner for breach of contract. On March 22, 2013, CIETAC Shanghai ruled in the owner’s favor and granted an award of RMB 150,379,000 (approximately $24 million) against IHC. IHC’s parallel claim against the owner has not yet been determined. IHC intends to pursue all available means of appeal against CIETAC Shanghai’s ruling. IHC also intends to pursue vigorously its parallel claim in CIETAC Beijing. At this time, the Directors do not believe that it is more likely than not that the arbitral award will be paid and as such, no provision for the amount has been recognized. An amount of $24 million relating to the award has been included in contingencies.

The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Financial Statements or recognized in contingencies, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

Note 30 — Related party disclosures

	Year ended December 31,
	2012	2011	2010
	($ million)
Total compensation of key management personnel
Short-term employment benefits	20.0	18.8	13.6
Post-employment benefits	0.8	0.8	0.6
Termination benefits	0.6	1.4	—
Equity compensation benefits	8.6	8.1	9.4

	30.0	29.1	23.6

There were no other transactions with key management personnel during the years ended December 31, 2012, 2011 or 2010.

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

The following information is relevant to the operation of the Fund:

	Year ended December 31,
	2012	2011	2010
	($ million)
Income:*
Assessment fees and contributions received from hotels	1,106	1,025	944
Proceeds from sale of Priority Club Rewards points	144	128	106
Key elements of expenditure:*
Marketing	250	203	170
Priority Club	250	232	250
Payroll costs	221	182	167
Net surplus/(deficit) for the year*	12	19	(51)
Interest payable to the Fund	2	1	2

*	Not included in the Consolidated income statement in accordance with the Group’s accounting policies.

The payroll costs above relate to 4,431 (2011 3,885, 2010 3,927) employees whose costs are borne by the Fund.

The following liabilities relating to the Fund are included in the Consolidated statement of financial position:

	Year ended December 31,
	2012	2011	2010
	($ million)
Cumulative short-term net surplus	51	39	20
Loyalty program liability	623	578	531

	674	617	551

The net change in the loyalty program liability and Fund surplus contributed an inflow of $57 million (2011 $66 million, 2010 $10 million) to the Group’s cash flow from operations.

Note 32 — Events after the reporting period

On January 22, 2013, the Group announced that it will receive $31 million in liquidated damages under an agreement with a hotel owner that will result in eight hotels leaving the IHG system on March 1, 2013. The payment was received in full on February 28, 2013.

INTERCONTINENTAL HOTELS GROUP PLC

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Additions charged to costs and expenses	Exchange differences	Deductions	Balance at end of period
	($ million)
Year ended December 31, 2012
Provisions for bad and doubtful debts	46	18	—	(17)	47
Year ended December 31, 2011
Provisions for bad and doubtful debts	58	15	—	(27)	46
Year ended December 31, 2010
Provisions for bad and doubtful debts	85	27	—	(54)	58

S-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

By:	/s/ Tom Singer
	Name:	Tom Singer
	Title:	Chief Financial Officer

Date: March 26, 2013