Form 20-F
period 2013-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2014-02-26
CIK 858446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Ordinary Shares of 14 194/329 pence each	259,155,305

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

Annual Report

and Form 20-F 2013

It all began in 1777 when William Bass opened a brewery in Burton-on-Trent in the UK. Bass made its move into the hotel industry in 1988, buying Holiday Inn International. By 2003 the business had changed from domestic brewer to international hospitality retailer: InterContinental Hotels Group PLC.

InterContinental® Hotels & Resorts

In April 1946 Juan Trippe, the founder of Pan American Airways, had a vision to bring high-quality hotel accommodation to the end of every Pan Am flight route. This led to the first InterContinental being opened in 1949, the Hotel Grande in Belém, Brazil. From here InterContinental Hotels & Resorts expanded steadily to become the world’s first truly international luxury hospitality brand. The brand’s ethos is to provide insightful, meaningful experiences that enhance our guests’ feeling that they are in a global club. Bass acquired the InterContinental brand in 1998, adding it to our brand portfolio.

Front cover Crowne Plaza Resort, Xishuangbanna, People’s Republic of China	178 hotels; 60,103 rooms open 51 hotels in the pipeline

Contents

Overview:
2	The IHG story
4	Chairman’s statement
6	Chief Executive Officer’s review

Strategic Report:
10	Industry overview
12	Industry performance in 2013
14	IHG at a glance
16	Our business model
17	Our preferred brands
18	Our strategy for high-quality growth
20	Winning Model
28	Targeted Portfolio
30	Disciplined Execution
34	Risk management
38	Key performance indicators (KPIs)
40	Performance

Governance:
56	Chairman’s overview
57	Board of Directors biographies
60	Executive Committee biographies
61	Corporate Governance
66	Audit Committee Report
68	Corporate Responsibility Committee Report
69	Nomination Committee Report
72	Directors’ Report
74	Directors’ Remuneration Report
78	Directors’ Remuneration Policy
87	Annual Report on Directors’ Remuneration

Group Financial Statements:
100	Statement of Directors’ Responsibilities

103	Independent Auditor’s US Report
104	Group Financial Statements
111	Accounting policies
117	Notes to the Group Financial Statements

Parent Company Financial Statements:
156	Parent Company Financial Statements
157	Notes to the Parent Company Financial Statements

Additional Information:
164	Group information
173	Shareholder information
183	Exhibits
184	Form 20-F cross-reference guide
186	Glossary
188	Forward-looking statements

Overview 1

The IHG story

2013 marked 10 years since InterContinental Hotels Group PLC (IHG) became a standalone company. Today, we are one of the world’s leading hotel companies with almost 4,700 hotels in nearly 100 countries and territories, and a portfolio of nine preferred brands that have a deep history and heritage. Highlighted below are just some of the milestones, achievements and innovations that have come to define IHG and our family of brands.

1946
InterContinental® Hotels & Resorts
The founder of Pan American Airways has a vision to bring high-quality hotel accommodation to the end of every Pan Am flight route. This leads to the first InterContinental hotel opening in Belém, Brazil in 1949. Bass acquires the InterContinental brand in 1998, adding it to our brand portfolio.

1965
Holidex®
Launch of HOLIDEX, the world's first computerised hotel reservation system – the first programme to connect directly with travel agents and airlines.

1983
Crowne Plaza® Hotels & Resorts
Launch of the Crowne Plaza brand, focused on business travellers.

1997
Staybridge Suites®
Launch of the Staybridge Suites brand – IHG's extended-stay brand for travellers who spend an extended time away from home and prefer a warm, home-like and community environment.

2003
InterContinental Hotels Group PLC
On 1 October 2002, Six Continents PLC announces a proposed separation of the Group's hotels and soft drinks business (to be called InterContinental Hotels Group PLC) from the retail business (to be called Mitchells & Butlers plc), and the return of £700m of capital to shareholders. The process completes on 15 April 2003 – InterContinental Hotels Group PLC becomes a separate company listed on the LSE and NYSE.

Holiday Inn
THE WORLD'S INNKEEPER

1777
The story begins...
It all begins in 1777 when William Bass opens a brewery in Burton-on-Trent in the UK. Bass makes its move into the hotel industry in 1988, buying Holiday Inn International. The conglomerate sells Bass Brewers and the Bass name in 2000 and changes its name to Six Continents PLC.

1952
Holiday Inn®
Kemmons Wilson's vision of an innovative hotel brand people could trust leads to the first Holiday Inn opening in Memphis, Tennessee in 1952. Bass acquires part of the business in 1988 and the remainder in 1990.

1990
Holiday Inn Express®
Launch of the Holiday Inn Express brand aimed at smart travellers.

2004
Hotel Indigo®
Launch of Hotel Indigo, IHG's boutique brand, with the first Hotel Indigo opening in Atlanta, US in 2004.

2 IHG Annual Report and Form 20-F 2013

2005
Britvic disposal
IHG announces the disposal of its 100% holding in the soft drinks business, Britvic plc.

2006
Room to be yourself
Our employer brand giving people Room to be yourself is launched.

2007
Holiday Inn Resort®
As part of the $1bn Holiday Inn relaunch, Holiday Inn Resort, a new sub-brand of Holiday Inn, is developed, offering the perfect destination for family fun and relaxation.

2012
EVEN™ Hotels
Launch of the EVEN brand, which meets the large and growing demand for a hotel brand to help wellness-minded travellers maintain their balance on the road.

2012
HUALUXE® Hotels and Resorts
Launch of the HUALUXE brand, as the world's first international hotel brand designed specifically to suit the taste and sensibilities of the Chinese guest.

IHG Rewards Club
CLUB
Mr William Smith
987 456 432

2013
IHG® Rewards Club
Originally launched in 1983 as Priority Club® Rewards, our loyalty programme is the oldest and largest in the industry. In July 2013, we relaunched the programme as IHG Rewards Club,offering enhanced benefits for members, including free internet access across all our hotels globally.

2006
IHG® Academy
Launch of IHG Academy, a pioneering collaboration between IHG hotels and offices and education providers and/or community organisations providing local people with skills development and employment opportunities in IHG hotels and corporate offices.

IHG academy

2008
Holiday Inn Club Vacations®
Announcement of the Holiday Inn Club Vacations brand, a result of an alliance between IHG and the family of Orange Lake Resorts, Kemmons Wilson and the Wilson family.

2009
IHG Green Engage®
Launch of IHG Green Engage, our online system to help us measure, monitor, manage and report on energy, carbon, water and waste to develop and operate more sustainable hotels.

GREEN engage

2011
IHG® Shelter in a Storm Programme
Launch of the IHG Shelter in a Storm Programme, equipping our hotels to respond quickly and effectively in times of disaster, providing vital assistance and shelter to the local community and our employees.

IHG SHELTER IN A Storm PROGRAMME

2012
London 2012 Olympic and Paralympic Games
In 2012, Holiday Inn and Holiday Inn Express are the official hotel provider to the London 2012 Olympic and Paralympic Games.

Overview 3

Chairman’s statement

2013 was another strong year for IHG. Despite what

continued to be challenging macroeconomic conditions

around the world, we delivered on our strategy and

reported good growth in our operating profit

and earnings per share.

“We are delighted to have delivered another year of strong performance in 2013, my first year as Chairman of IHG.”

+9%: 70.0¢

Total full-year dividend

(sterling equivalent of 43.2p)

+3.8%

Revenue per available room*

686,873 rooms (4,697 hotels)

operating in the IHG System

+4%

Fee revenue†

Driven by 3.8% of RevPAR growth

and 1.6% net IHG System size growth

*	Total IHG System rooms revenue divided by the number of room nights available.

†	Group revenue excluding owned and leased hotels, managed leases and significant liquidated damages. Growth stated at constant currency.

In last year’s Annual Report, I shared my perspective and initial impressions of IHG. I have not been disappointed. I have continued to be deeply impressed by the skills, dedication and energy of our people, our award-winning brand portfolio and our relentless focus on delivering our strategy. On behalf of the Board, I would therefore like to extend my sincere thanks to our 350,000 colleagues around the world who have strived to put our guests at the heart of everything they do with pride and dedication.

Responsible Business

Being a responsible business is an integral part of delivering on our strategy. It is not only reflected in our culture, but also in our approach to governance and doing the right thing. Our commitment to serve the local communities in which we operate is stronger than ever and we recently launched stretching Corporate Responsibility (CR) targets to reflect this. You can find more information on our CR programmes and targets on page 32.

A robust and effective system of internal controls and risk management processes is an essential part of IHG’s governance structure and a key part of being a responsible business. More detail on our approach to risk management can be found on pages 34 to 37.

Shareholder returns and financial position

IHG has an excellent track record of delivering sustainable and attractive returns for shareholders. Last year we announced a $350 million special dividend, which was paid alongside the ordinary interim dividend on 4 October 2013. We also bought back $283 million of shares in the year, in addition to the $107 million bought back in 2012, leaving $110 million of our existing $500 million share buyback programme to complete. Once complete, total funds returned to shareholders since our 2003 demerger, excluding ordinary dividends, will amount to $8.0 billion.

I am also pleased to announce that the Board is recommending a 9 per cent increase to the final dividend for 2013 resulting in a full-year dividend of 70 cents (43.2 pence) per share, up 9 per cent on 2012.

We continue to honour our commitment to maintaining an efficient balance sheet whilst retaining an investment grade credit rating through the cycle. This approach has delivered significant value for investors. Over the three-year period to 31 December 2013, IHG’s annualised total shareholder return (TSR) was 22 per cent, compared with 9 per cent for the FTSE 100 as a whole.

Board

I have been impressed by the strength and diversity of the IHG Board. We have a very strong balance of skills, knowledge, experience and diversity among our Directors. Critical to the success of the business is ensuring we maintain this breadth and balance of skills to suit both the existing shape of the business and to support our future growth. We have, for example, recognised that consumer facing technology will continue to be an important part of our business and that we need to strengthen ourselves accordingly. We have therefore taken the decision to look to further enhance the Board by appointing an additional Non-Executive Director with strong experience in this area. Equally important, is ensuring the Board has absolutely the right processes in place to ensure it is operating as efficiently and effectively as possible, and is helping to set the agenda for the business to succeed both in the short and long term. This will continue to be a priority in 2014 and beyond.

Reflecting these commitments, this year, we announced a number changes to the Board.

4 IHG Annual Report and Form 20-F 2013

We welcomed two new independent Non-Executive Directors to the Board. Jill McDonald joined IHG on 1 June 2013 and Ian Dyson joined on 1 September 2013. Jill has a wealth of experience in franchising and marketing and Ian has a range of experience in senior executive and finance roles. Both Jill and Ian are members of the Audit and Nomination Committees and Ian is also a member of the Remuneration Committee.

David Kappler will be stepping down from the Board and his roles as Chairman of the Audit Committee and Senior Independent Non-Executive Director in 2014. David joined IHG’s Board in June 2004 and has been a great asset to the business and an invaluable support to me in my first year as Chairman. Ian Dyson will take over as Chairman of the Audit Committee with effect from 1 April 2014. David will retire from the Board on 31 May 2014 and Dale Morrison, who has been an independent Non-Executive Director of IHG since June 2011, will become the Senior Independent Non-Executive Director, ensuring a smooth transition of David’s duties.

We said goodbye to Tom Singer, who stepped down from his position as Chief Financial Officer and the Board on 1 January 2014. Tom played a key role in the success of the Group since he joined IHG’s Board and Executive Committee in September 2011. We thank him for his contribution and wish him the best for the future.

I am pleased to welcome Paul Edgecliffe-Johnson to the Board. Paul was appointed Chief Financial Officer on 1 January 2014, becoming a member of IHG’s Board and Executive Committee at that time. Paul joined IHG in August 2004 and has worked in a number of senior roles across the Group, most recently as Chief Financial Officer of IHG’s Europe and Asia, Middle East and Africa regions.

Governance

High standards of corporate governance are fundamental to the way IHG operates. The Board is committed to ensuring that we not only operate effectively, but that each Director is committed to the role and continues to make a valuable contribution to the business.

This year we commissioned a formal evaluation of the Board from an independent consultant. The findings from the evaluation are outlined on page 65.

Our Annual Report this year includes, for the first time, our US Annual Report on Form 20-F reporting requirements, as well as taking into consideration the new requirements of the UK Corporate Governance Code and changes to UK legislation, providing all reporting information in a single report.

Remuneration

Recruiting and retaining an outstanding executive leadership team is critical to ensuring that IHG succeeds over both the short and long term. Our Directors’ Remuneration Policy is designed to help achieve this objective. The policy requires a significant proportion of remuneration to be linked to the delivery of both strong financial and operational results and market-beating performance. Details of the policy are set out in the Directors’ Remuneration Report on pages 74 to 97. We believe that our policy, which is largely unchanged from last year, is aligned with best practice and remains fit for purpose.

We have historically tried to make the Directors’ Remuneration Report as transparent and easy to read as possible, and were pleased to receive the PwC Building Public Trust Award for Executive Remuneration Reporting in the FTSE 100 for our 2012 Directors’ Remuneration Report. In preparation for the first binding shareholder vote on our Directors’ Remuneration Policy in the 2013 Directors’ Remuneration Report,

we have worked hard to present both the policy and the reward paid to our Board in an open and accessible way, as well as complying with the regulatory requirements.

Outlook

We remain confident in the long-term growth prospects of the hotel industry. This reflects our belief that we will continue to see an increase in demand for hotels over the next few decades. This belief is supported by the positive socio-economic, demographic and technological changes that we see across the globe which will ultimately mean record numbers of people join the travel market each year.

As a result, we start 2014 with confidence that the business will continue to deliver high-quality growth and generate long-term value to all stakeholders. Our significant scale, broad geographical exposure as well as our strong understanding of the industry and how it is evolving, particularly in terms of consumer trends and technological innovation, means we are well-positioned for future growth. This will allow us to continue to deliver attractive shareholder returns whilst further enhancing our guest propositions to create brands which are truly preferred.

Patrick Cescau

Chairman

Overview 5

Chief Executive Officer’s review

2013 marked our tenth year as a standalone company. During this period, we have delivered market-leading shareholder returns, more than doubled our fee revenues and significantly increased returns on capital employed. Our focus on high-quality growth delivered by our Winning Model, underpinned by Disciplined Execution, has enabled us to drive a good revenue and profit performance again in 2013, despite the ongoing challenging economic conditions in some of our markets.

“2013 marked IHG’s tenth anniversary as a standalone company, and was another year of strong performance.”

+10%: $668m*

Operating profit before exceptional items

+2%: $21.6bn†

Total gross revenue in IHG’s System Revenue up 4% to $1,903m*

6.4m

New IHG Rewards Club members added

(total members 77.4m)

*	Includes three liquidated damages receipts in 2013; $31m in The Americas, $9m in Europe and $6m in AMEA.

†	Total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels (not all attributable to IHG).

IHG’s Winning Model

IHG’s Winning Model is our framework for delivering superior value creation through our brands, our people and our systems. We deliver preferred experiences for guests through our targeted brand propositions, consistently delivered by over 350,000 talented colleagues across the world. Our brands are brought to life by our people and last year we launched two new training programmes for hotel General Managers to ensure the strongest possible connection between what each brand stands for and the delivery of the brand experience at the front line, encouraging General Managers to behave like Brand Managers.

Our brands already deliver superior and consistent experiences, which we measure by continuous guest satisfaction surveys, and which, in 2013, told us that we drove increased guest satisfaction globally across each of our brands. This drives revenue per available room (RevPAR) premiums and, in turn, better returns for our owners. We are very proud of the large number of industry awards our brands win and are focused on ensuring that they stay relevant to the changing needs of our guests.

To help do this, we conduct extensive, industry-leading research to ensure we have the best possible understanding of our guests’ needs. This unique insight is allowing us to better differentiate our hotel experiences and is a key driver of our ability to continue to grow ahead of the market.

Furthermore, our annual Trends Report demonstrates the insight and consumer understanding that helps us adapt to, and stay ahead of, the latest trends both within the hospitality industry and more widely. This year’s report, ‘Creating Moments of Trust’ – the key to building successful brand relationships in the Kinship Economy’, suggests that the rise of technology-aided personalisation means that to continue to win and maintain guest loyalty in the future, hotels need to deliver global, local and personalised appeal for their guests.

Hotel brands that are able to become truly ‘3D’ – by delivering local, global and personal experiences through trusted global brands – will build the trust that is needed to sustain lasting relationships with guests and outperform in the future. This marks a step-change in the thinking that has dominated the travel and hospitality industry over the last two decades, a period during which hotel brands have traditionally concentrated on being 2D – solely global and local.

An important part of building trust is offering a strong loyalty programme that is tailored to guests needs. To enable us to better meet the different needs and occasions of our guests and to strengthen our proposition to owners, on 1 July 2013, we relaunched our loyalty programme with a new name: IHG Rewards Club. This name clearly communicates to consumers that all of our brands are part of the same IHG brand family. No other hotel loyalty programme gives its members more places to use their points than IHG, and from July 2013, we also added new benefits, including being the first hotel company to offer free internet to members in all our hotels globally.

6 IHG Annual Report and Form 20-F 2013

Our strong brand portfolio and loyalty programme are underpinned by our channel management strategy which is aimed at delivering the highest quality revenues to IHG hotels at the lowest possible cost. Only the largest companies who understand these trends, and are able to deliver consistent, locally relevant and differentiated guest experiences, will win in this environment.

IHG is focused on delivering guest needs across the entirety of their journey, which we break down into five distinct steps: Dream, Plan, Book, Travel and Share. Our strategy is led by our multi-lingual websites and mobile apps, call centres, global sales force, strong brand portfolio and 77.4 million member loyalty programme. These provide compelling experiences that allow guests to use the most appropriate channel for their needs. In 2013, IHG’s direct and indirect systems and channels delivered 69 per cent of total room revenues to our hotels.

Targeted Portfolio

IHG has hotels in nearly 100 countries and territories around the world. Our growth strategy is focused primarily on the largest and/or fastest growing markets in which IHG has a strong existing brand presence, where our scale and revenue delivery systems confer the greatest benefits, and where the growth opportunities available are aligned to our asset-light business model. With a five per cent share of global hotel industry rooms supply and a 12 per cent share of the active industry hotel pipeline, we are well-positioned to continue to take share into the future.

During 2013, we opened 237 hotels and signed a further 444 hotels into our pipeline, the highest number for five years, reinforcing our already strong brand distribution platform and with it the promise of further high-quality growth.

Our commitment to an asset-light model continues to be core to our strategy and is key to the resilience of our income stream. During 2013, we completed the disposal of the InterContinental London Park Lane and agreed to dispose of an 80 per cent interest in InterContinental New York Barclay, both with long-term, valuable management contracts. This has driven up IHG’s return on capital employed, reduced the capital intensity of the business whilst forming a relationship with a great new owner.

In February 2014, we signed an agreement to sell the InterContinental Mark Hopkins San Francisco.

Disciplined Execution

Successful delivery of our strategy for high-quality growth requires Disciplined Execution. IHG is focused on leveraging our scale to drive efficiencies whilst investing behind the growth of the business. Talent is key to our success and our investment in strengthening our employer brand has been recognised externally through a number of accolades, including being awarded 3rd place in The Sunday Times 25 Best Big Companies To Work For in the UK.

Being a responsible business is part of IHG’s DNA and it underpins our business practices, enabling us to make a positive contribution to the communities in which we operate, as well as building trust and preference for our brands. Having already met our previous Corporate Responsibility targets in 2012, in September 2013, we announced new ones for the five years from 2013 to 2017. These revolve around three core programmes; IHG Green Engage, IHG Academy and IHG Shelter in a Storm Programme. These are all tightly tied to our Winning Model, which ensures they are sustainable with full support from our owners.

Looking forward, IHG’s strategy for high-quality growth gives us the confidence that we will outperform an industry which is set for good growth for many years to come, and as such we will continue to drive superior returns for our shareholders.

Richard Solomons

Chief Executive Officer

Overview 7

Holiday Inn®

In 1951, Kemmons Wilson recognised a need for clean, comfortable and affordable places for families to stay; he opened the first Holiday Inn hotel in Memphis, Tennessee in 1952. Today, the brand offers the perfect mix of business and pleasure for today’s comfort-seeking traveller by providing an inviting, familiar atmosphere where guests can relax and enjoy themselves.

1,168 hotels; 212,058 rooms open

249 hotels in the pipeline

Holiday Inn Express®

Launched in 1991, Holiday Inn Express hotels are geared towards the smart business or leisure traveller who appreciate value but don’t want to compromise on efficiency and style.

2,258 hotels; 214,597 rooms open

473 hotels in the pipeline

Holiday Inn Resort®

In 2007, the Holiday Inn brand began a $1 billion relaunch and as part of this, Holiday Inn Resort brand was launched offering the perfect destination for family fun and relaxation.

38 properties; 8,818 rooms open

14 properties in the pipeline

8 IHG Annual Report and Form 20-F 2013

Holiday Inn Club Vacations®

Holiday Inn Club Vacations properties offer villas for families in holiday destinations in the US. The sub-brand of the Holiday Inn brand was launched in 2008 by IHG as part of a strategic alliance with the family of Orange Lake Resorts, the Kemmons Wilson family, who continue to own and operate the resorts today.

10 properties; 3,701 rooms open

1 property in the pipeline

10	Industry overview
12	Industry performance in 2013
14	IHG at a glance
16	Our business model
17	Our preferred brands
18	Our strategy for high-quality growth
20	Winning Model
28	Targeted Portfolio
30	Disciplined Execution
34	Risk management
38	Key performance indicators (KPIs)
40	Performance

The Strategic Report (pages 10 to 53) was approved by the Board on 17 February 2014.

George Turner, Company Secretary

Strategic Report 9

Industry overview

Where the industry is now

The global hotel industry

The global hotel industry comprises approximately 14.6 million rooms, according to Smith Travel Research, and these are broadly segmented into branded (multiple hotels under the same brand name) and independent (non-branded) hotels. Growth in demand is driven by economic growth and an increasing trend for domestic and global travel resulting in part from favourable demographics and globalisation of travel.

There are a number of key industry metrics which are widely recognised and used to track performance. These include revenue per available room (RevPAR), average daily rate and rooms supply growth. These are amongst the key performance measures actively monitored by IHG. IHG also monitors macroeconomic indicators such as gross domestic product (GDP) trends, which is a leading indicator in hotel industry trends.

IHG’s KPIs are set out on pages 38 and 39.

The branded hotel market

Smith Travel Research estimates that the branded hotel market accounts for 51.5% of the total hotel market. However, this market is fragmented in terms of key brand players with the top five branded hotel companies (of which IHG is one) accounting for only 41% of the total branded hotel market in terms of open rooms and 72% of the development pipeline (hotels in planning and under construction but not yet open). However, as can be seen in the graph on the right, globally, the branded hotel market is increasing its share of the total hotel market, due to the advantages a brand can bring to hotel performance over that of independent hotels. Branded hotels have shown an increased resilience through the economic cycles, with the big branded players showing clear revenue outperformance, as well as benefiting from advantages in terms of economies of scale across a broad portfolio of hotels.

In the US, around 70% of the industry supply is branded. In fast developing markets, such as China and India, branded penetration is lower, at around 20 to 30%. However, this is expected to increase significantly over the coming decades as branded hotels gain traction due to the advantages of reliability, guest safety and security and consistency of standards that large global brands bring.

IHG’s 2014 Trends Report (see page 20 and www.ihgplc.com/trends_report) identified that consumers trust brands with a heritage and they value the comfort and security established global brands provide. However the collision of globalisation, localisation and personalisation means that brands need to stay relevant by becoming ‘3D’ – managing their global, local and personal assets simultaneously.

The different business models within the hotel industry

The global hotel industry operates under a number of different business models, depending on whether a hotel is branded or independent. The four models typically seen are owned, leased, managed or franchised:

•	Owned hotels are owned and operated by an owner who bears all the costs associated with the hotel but also benefits from all of the income;

•	a leased model is similar, except that the owner-operator of a hotel does not have outright ownership of the hotel but pays rental fees to the ultimate owner of the property;

•	under a managed model, the owner of a hotel will use a third-party manager to operate the hotel on its behalf and will pay the manager management fees and, if the hotel is operated under a third-party brand name, brand licensing fees; and

•	a franchised hotel is owned and operated by an owner under a third-party brand name and the owner will pay a brand licensing fee to the brand owner.

Whilst an owner-operated hotel enables the owner to have full control over hotel operation, it requires high capital investment. In contrast, for hotel brand owners, a managed or franchised model enables quicker rooms growth due to the lower capital investment, but this requires strong relationships with third-party hotel owners.

IHG’s business model is set out on page 16.

10 IHG Annual Report and Form 20-F 2013

Where the industry is heading

Short-term drivers and global trends

Short-term industry trends are shaped by differing economic, political or physical factors impacting local geographical markets. Since the economic crisis of 2008/09, GDP growth has returned to key economies, leading to an increase in disposable income and an increase in demand for hotel rooms. Typically, the industry would meet this demand through an increase in the supply of rooms.

In developed markets, recent industry revenue growth has been driven largely by an increase in the room rate as occupancy levels have returned to previous peak levels, but the growth in supply of rooms has been below the long-term average. In emerging markets, growth has been as a result of both an increase in room rate and the supply of rooms. The industry is also impacted in the short-term by local market economic or political factors.

Long-term drivers and global trends

In the long term, growth in the hotel industry is driven by a number of trends:

Economic

The travel and hotel industries have benefited substantially from long-term macroeconomic trends. Global GDP growth in the last 10 years of circa 4% per annum has contributed to increasing disposable income and a greater number of middle-class households, particularly in emerging markets such as Greater China, with a greater propensity to travel.

Over the long term, global economic growth and more sophisticated financial markets in emerging countries has led to a 1.8% increase in global total hotel rooms supply over the last eight years.

Improvements in physical infrastructure, particularly in emerging markets, have allowed hotels to more effectively meet the needs of guests and to open up new destinations for travel.

Demographic

During the last 10 years the typical traveller demographic has changed. Travellers travel for a variety of reasons and no longer travel for a singular purpose, such as only business or leisure. Across the globe, the type of traveller can range from single people to multi-generation families. The younger workforce is driving more diverse and informal working patterns, with an expectation that hotels will cater for flexible working arrangements. A growing ageing population with the desire, and means to travel, is expected to significantly increase travel flows and lead to an overall increase in demand for travel services.

Technology

Technology has played an important role in shaping the travel industry. A decade ago, internet access and the role of digital technology in planning, booking and experiencing travel was very limited. Today, the reach and role of digital technology is very different. The internet, increasingly accessed through mobile devices, has established itself in developed markets as the preferred method to research, plan and book travel. In emerging markets, online purchasing and international travel are relatively new to travellers, and therefore personal interactions remain key, making the role of the traditional travel agent important. Industry experts estimate that about 12 to 15% of tickets and rooms are booked online in China and of that online market, approximately 70 to 80% are booked through third-party intermediaries.

The development of social networking and photo sharing has changed the way in which people think about travel, with the sharing of travel experiences, reviews and recommendations having a greater impact on travel decision-making. These recommendations, combined with the ability to compare prices and review the richer information that is available online, allow travellers to make informed decisions and book their travel options with greater control and immediacy, leading to an increase in travel to a variety of destinations.

IHG’s 2014 Trends Report (see page 20) found that the rapid rise of technology-enabled personalisation is helping to shape the experience guests want when they travel. It also found that personalised brand experiences which resonate with the local culture are particularly important for the fast-growing number of international travellers from emerging markets.

Changing technological trends and changes in consumer behaviour will continue to shape the industry.

Social

Other trends also present new opportunities to travel. Increased competition and capacity amongst airlines, lower air fares and more relaxed travel and immigration restrictions in many regions have made international travel a viable option for an increasing number of people.

Competitors

These long-term drivers and global trends are changing the competitive landscape within the travel industry. Competitors are no longer simply branded or independent hotels, but now include travel intermediaries and companies offering alternative lodging solutions and search options, providing inspiration for travel ideas and aggregating a range of travel solutions. Many of these businesses are also not subject to regulations such as fire and life safety, food safety and local industry regulations, which apply to traditional hotel operators.

Source: Smith Travel Research for industry facts.

Strategic Report 11

Industry performance in 2013

Overall, global industry RevPAR increased by 4.4% in 2013 and IHG’s global RevPAR grew 3.8%. As would be anticipated, performance varied across regions and across segments (see page 29), with each facing different economic, social and physical conditions.

RevPAR is a KPI – see page 38.

IHG’s performance globally and in each of our regions during 2013 is detailed on pages 40 to 50.

Source: Smith Travel Research for industry facts.

The Americas

Industry

The hotel industry performed strongly in the region. RevPAR grew by 6.6% with average daily rate increasing by 5%. On the supply side, the number of rooms only increased by 0.8%. Although RevPAR growth was strong, it was not consistent across all segments, with the luxury, upper upscale and upscale segments performing best.

The overall dynamic remains favourable in the US, with industry demand achieving record highs and supply growth still below the 2% per annum historic average. Reflecting this, US RevPAR increased 5.4% during 2013 with average daily rate growing 3.9% and occupancy also continued to grow. On a negative note, the US government’s reduced travel over 2012 and 2013 and complete shutdown in the fourth quarter of 2013, meant that some cities, such as Washington D.C., were impacted. However, this did not outweigh the positive economic trends that contributed to greater demand in the industry.

IHG’s Americas region

IHG’s comparable RevPAR increased 4.3% with 2.6% rate growth. The region is predominantly represented by the US, where comparable RevPAR was up 4.2%. Our upscale and luxury brands (InterContinental, Crowne Plaza and Hotel Indigo) outperformed the industry. In the midscale segment, Holiday Inn and Holiday Inn Express maintained a rate premium to the segment. However, RevPAR grew at a lower rate than the market, reflecting the superior RevPAR performance versus the market in recent years and higher absolute RevPAR. Quality remained a focus, and 17,968 rooms left the IHG System. Overall the number of rooms open in the region increased by 1,807 rooms.

Europe

Industry

Despite continuing challenging economic conditions in the eurozone, overall the industry performed well with RevPAR increasing 3.2% and average daily rate 1.5%. The number of rooms across the industry increased by only 0.9%. Europe is a diverse region and the industry figures were driven by the larger markets, in particular the UK and Germany.

In the UK, RevPAR grew 3.9%, predominantly led by occupancy growth, although average daily rate grew marginally (0.2%). The UK provinces, after a relatively protracted period of weakness, performed particularly well. London’s RevPAR growth was positive in 2013, despite an unprecedented level of new rooms and 2012 figures elevated by the London 2012 Olympic and Paralympic Games.

Economic growth in Germany has tended to be more stable in the recent past. Although RevPAR for Germany did increase by 1.7%, the industry is highly dependent upon trade fairs, which are not consistent in number or size year-on-year. Overall, there were fewer trade fairs in 2013 compared to 2012 and RevPAR growth was positive but not as high as the growth seen in 2012.

IHG’s Europe region

IHG’s comparable RevPAR increased 1.7% led by a 1.5 percentage point increase in occupancy. RevPAR growth was resilient in our priority markets, despite tough comparatives. In London, we outperformed the market, although across the UK we were marginally below market. Overall, comparable UK RevPAR increased by 3%. In Germany, RevPAR grew 0.8% reflecting a weaker trade fair calendar in key cities, particularly Berlin and Dusseldorf. In France, RevPAR grew 2.6%, with 5.3% growth at our owned InterContinental Paris Le Grand.

12    IHG Annual Report and Form 20-F 2013

Asia, Middle East and Africa (AMEA)

Industry

AMEA is a diverse geographical region comprising many individual country markets. Overall RevPAR increased 6.1%, led by a 5% growth in average daily rate. The number of rooms available across the industry increased by 2.6%.

Strong growth was seen in Southeast Asia, where RevPAR grew 7.9% driven by continued strength in Indonesia and Thailand; Japan, where RevPAR grew by 11.4%; and in the Middle East, where RevPAR growth of 5.5% was achieved despite continuing geopolitical unrest.

In India, 2013 was a challenging year with pricing challenges as a result of rooms supply growth of 4.6% leading to a RevPAR decline of 3.3%.

In Australasia, RevPAR was up 3.9% driven by average daily rate up 2.7%, reflecting strong economic conditions in Australia.

IHG’s AMEA region

IHG is represented widely across the region, both geographically and by brand, and comparisons across the industry are hard to make. In addition, almost all of our net room growth is located in developing markets, where initial RevPAR expectations are on average about 30% of the level achieved by a mature hotel in that region. Even after three to five years, hotels in these markets are expected to achieve around 70% of the absolute RevPAR of primary city hotels. Comparable RevPAR increased 6.1% in the year but, reflecting new hotels in the developing markets, total RevPAR growth was 2.8%. Overall strong trading in Southeast Asia and Japan led the performance with RevPAR up 9.9% and 9.6% respectively. In Australasia, RevPAR increased by 4.5%. In the Middle East, RevPAR was up 3.2%, driven by good performance in Saudi Arabia and the UAE, offset by geopolitical unrest impacting our business in Egypt and Lebanon.

Greater China

Industry

Hotel industry RevPAR in Greater China was lower than industry expectations with full-year RevPAR declining by 4.2%. The RevPAR decline was predominantly led by a reduced average daily rate (an annual reduction of 3.1%), combined with a reduction in occupancy levels. Overall demand for rooms increased over the year, but occupancy rates were impacted by supply growth of 4.6%.

The industry was impacted by a number of factors in 2013 including natural disasters, slower macroeconomic conditions as reflected in GDP growth of only 7.7% (the softest pace of expansion since 1999) and the impact of the China-Japan territorial island dispute. Despite the challenges, travel and tourism continue to be a strategic pillar of the Chinese government’s five-year plan and the continuing growth of the middle-classes and a shift in emphasis to a consumption led economy are all positive factors for the medium to long-term prospects.

IHG’s Greater China region

IHG’s comparable RevPAR increased 1% as the scale and strength of our business drove a significant outperformance compared to the industry throughout 2013. IHG has brands across multiple price points and hotels in 70 cities which positions us well across the region. Conditions were difficult, but we opened 7,669 rooms and added 15,000 rooms to our pipeline, including seven HUALUXE hotels taking our pipeline of this key new brand to 21 hotels. From a growth perspective, almost 70% of the hotels in the pipeline are under construction. As with AMEA, much of the room growth is located in developing tier 2 and tier 3 cities with lower initial RevPAR expectation when compared to primary city hotels.

IHG System

We continued to grow the IHG System size in 2013 (hotels franchised, managed, owned or leased under IHG’s brands – see Our business model on page 16).

As at 31 December 2013, we had 686,873 open IHG hotel rooms (4,697 hotels) in nearly 100 countries and territories around the world.

As part of our ongoing commitment to maintaining only high-quality hotels in our brands, we removed 24,576 rooms (144 hotels) during the year, an increase from 2012, actively strengthening the quality of our estate across our brand portfolio, particularly Holiday Inn.

Information on our preferred brands is set out on pages 17 and 20.

IHG pipeline

As at 31 December 2013, we had 180,461 rooms (1,120 hotels) in the development pipeline (hotels in planning and under construction but not yet opened; a contract for these has been signed and the appropriate fees paid); the largest pipeline in the industry.

Net rooms supply is a KPI –

see page 38.

Strategic Report 13

IHG at a glance*

Where we operate

We operate in nearly 100 countries
and territories globally.

Details of our Targeted Portfolio are set out on pages 28 and 29.

Our business model

3,977

Franchised hotels

711

Managed hotels

9

Owned and leased hotels

Our business model is detailed on page 16.

Our strategy for
high-quality growth

We focus on delivering high-quality growth, which for us means delivering consistent, sustained growth in cash flows and profits over the longer term. We do this by staying focused on our Targeted Portfolio and building preferred brands, driven by a deep understanding of guests’ needs. IHG’s Winning Model, combined with a Targeted Portfolio underpinned by Disciplined Execution, will drive superior returns for IHG’s shareholders.

Details on our performance globally and in each of our regions is set out on pages 40 to 50.

* All facts and figures as at 31 December 2013.

† Includes three liquidated damages receipts in 2013; $31m in The Americas, $9m in Europe and $6m in AMEA.

àIncludes one significant liquidated damages receipt in 2012; $3m in The Americas.

Our brand portfolio

Hotels	178	391	55	1,168	2,258

Rooms	60,103	108,891	6,199	212,058	214,597

Rooms (hotels) in the pipeline	16,860 (51)	28,369 (94)	6,807 (51)	46,958 (249)	54,744 (473)

14 IHG Annual Report and Form 20-F 2013

						Total

38	10	196	312	–	–	4,697¥

8,818	3,701	21,518	29,778	–	–	686,873¥

3,163 (14)	120 (1)	8,728 (80)	6,914 (80)	880 (5)	6,804 (21)	180,461 (1,120)

¥ Includes 21,210 rooms (91 hotels) which are unbranded.

Strategic Report 15

Our business model

Our business model

As at 31 December 2013:	Brand ownership	Marketing and distribution	Employees	Hotel ownership	IHG capital intensity	IHG income
Franchised We operate 3,977 hotels under franchise agreements (84.67%)	IHG	IHG	Third-party	Third-party	Low	Fee % of rooms revenue
Managed We manage 711 hotels (15.14%)	IHG	IHG	IHG & Third-party*	Third-party	Low	Fee % of total revenue plus % of profit
Owned and leased We own and lease 9 hotels (less than 1%)	IHG	IHG	IHG	IHG	High	All revenues and profits

*IHG often employs the General Manager only.

Managed and franchised model

Our business model is focused on franchising and managing hotels, rather than owning them, enabling us to grow at an accelerated pace with limited capital investment. Currently, 88 per cent of our Group operating profit (before regional and central overheads and exceptional items) is derived from franchised and managed operations. This business model allows us to focus on building preferred brands based on guests’ needs, and on strong delivery systems, such as our branded hotel websites and call centres. Our model allows us to create greater returns for owners whilst leaving asset management and real estate to our local third-party owners with the necessary expertise.

We adapt this business model by market as necessary, for example, in some markets we have in place managed leases to allow our business to grow. Managed leases are properties structured for legal reasons as operating leases but with the same characteristics as management contracts. In other markets we choose partnerships and joint ventures where appropriate.

A key characteristic of the franchised and managed business model is that it is highly cash generative, with a high return on capital employed. The asset-light approach means IHG benefits from the reduced volatility of fee-based income streams, as compared with the ownership of assets, resulting in a high-quality income stream. It enables us to focus on growing our fee revenues (Group revenue excluding owned and leased hotels, managed leases and significant liquidated damages) and fee margins (operating profit as a percentage of revenue, excluding revenue and operating profit from owned and leased hotels, managed leases and significant liquidated damages).

Dependent upon the market maturity, owner preference and, in certain cases, on the particular brand, hotels can be franchised or managed. For example, in the US, a mature market, IHG operates a largely franchised business, working together with our owners to deliver preferred brands. In contrast, in Greater China, IHG operates a predominantly managed business where IHG is responsible for operating the hotel on behalf of its owners.

Fee revenues and Fee margins are KPIs – see pages 38 and 39.

Capital expenditure

In some situations, IHG supports its brands by using its capital to build or support the funding of flagship assets in high-demand locations in order to drive growth. We plan to recycle capital by selling these assets when the time is right and to reinvest elsewhere in the business and across our portfolio.

We have committed up to $150 million to assist with the launch of our EVEN Hotels brand to demonstrate the success and economics of the brand. In 2013, IHG acquired three existing hotels which are being converted to EVEN Hotels, the first of which are due to open in 2014. In the future, we would look to recycle this capital, just as we previously did for both the Staybridge Suites and Hotel Indigo brands.

Asset disposals

As part of our asset-light approach, in May 2013, we disposed of our leasehold interest in InterContinental London Park Lane for gross cash proceeds of £301.5 million ($469 million). IHG secured a 30-year management contract on the hotel, with three 10-year extension options at IHG’s discretion, giving an expected contract length of 60 years.

In December 2013, we announced our agreement to dispose of 80 per cent of our interest in the InterContinental New York Barclay for $240 million and retain the remaining 20 per cent in a joint venture with a total circa $175 million refurbishment. Under the agreement, IHG will secure a 30-year management contract on the hotel, with two 10-year extension options at IHG’s discretion, giving an expected contract length of 50 years.

In February 2014, the Group signed an agreement to sell the InterContinental Mark Hopkins San Francisco for $120 million in cash and enter into a long-term management contract on the hotel.

Our breakdown by managed, franchised, owned and leased hotels for each region is set out on pages 40 to 50.

The System Fund

In addition to management or franchise fees, hotels within the IHG System pay assessments and contributions which are collected by IHG for specific use within the System Fund. The System Fund also receives proceeds from the sale of IHG Rewards Club points (see page 50 for further information).

The System Fund is managed by IHG for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels. Total income for the System Fund in 2013 was $1.35 billion (2012: $1.25 billion) and these funds are used to pay for marketing, the IHG Rewards Club loyalty programme and the global reservation system. The System Fund is planned to operate at break even and does not result in a profit or loss for IHG.

16 IHG Annual Report and Form 20-F 2013

Our preferred brands

Our portfolio of complementary and differentiated brands consistently deliver on guests’ needs. Information on how we deliver our preferred brands is set out on page 20.

Holiday Inn® Hotels & Resorts

Offers the perfect mix of business and pleasure for today’s comfort-seeking traveller by providing an inviting, familiar atmosphere where guests can relax and enjoy themselves.

InterContinental® Hotels & Resorts

Our international luxury brand is located in most of the world’s key cities and many resort destinations across more than 60 countries worldwide. The brand’s ethos is to provide insightful, meaningful experiences that enhance our guests’ feeling that they are in a global club.

Holiday Inn Resort® Offers leisure guests fun and relaxation in some of the world’s best holiday destinations, with the peace of mind of a trusted brand name.

HUALUXE® Hotels & Resorts

Launched in March 2012 as the first luxury international hotel brand where every element has been designed specifically to suit the tastes and sensibilities of the Chinese guest. It focuses on the unique aspects of Chinese etiquette, the importance of rejuvenation, status recognition, local customs and heritage.

Holiday Inn Club Vacations®

Formed as IHG’s timeshare brand as part of a strategic alliance with the family of Orange Lake Resorts under an exclusive licensing and marketing agreement. The portfolio is a collection of resorts in the US, offering spacious villa accommodation for families in great vacation destinations.

Crowne Plaza® Hotels & Resorts The brand supports career-focused travellers, putting them in control of their travel experience so they can be on top of their work and at the top of their game.	Holiday Inn Express® Aimed at smart business or leisure travellers who appreciate value without compromising on efficiency and style.

Hotel Indigo®

IHG’s boutique brand, artfully combines the modern design and intimate service associated with a boutique hotel with the peace of mind and ease of staying with one of the world’s largest branded hotel companies. Each Hotel Indigo hotel reflects the local culture, character and history of the surrounding area.

Staybridge Suites® IHG’s extended-stay brand for business and leisure travellers who are spending an extended time away from home and prefer a warm, home-like and community environment.

EVEN™ Hotels & Resorts Launched in February 2012, the brand was created to meet the large and growing demand for a hotel brand to help wellness-minded travellers maintain their balance on the road.	Candlewood Suites® IHG’s extended-stay brand in North America aimed at providing guests with a relaxed, casual and home-like environment at a great value.

Strategic Report 17

Our strategy for high-quality growth

We focus on delivering high-quality growth, which for us means delivering consistent, sustained growth in cash flows and profits over the longer term. We do this by staying focused on our Targeted Portfolio and building preferred brands, driven by a deep understanding of guests’ needs.

IHG’s Winning Model, combined with a Targeted Portfolio underpinned by Disciplined Execution, will drive superior returns for IHG’s shareholders.

18 IHG Annual Report and Form 20-F 2013

Our purpose is to create Great Hotels
Guests Love®

Strategic Report 19

Winning Model	WINNING MODEL	TARGETED PORTFOLIO	DISCIPLINED EXECUTION

IHG’s Winning Model is our framework for delivering superior value creation through our brands, our people and our systems.

Preferred brands delivered through our people

Our portfolio of nine preferred brands (set out on page 17) are brought to life by our people who deliver on each of our brand promises.

Preferred brands

Our portfolio of brands comprises complementary, differentiated brands that clearly and consistently deliver on guests’ needs.

Building a portfolio of preferred brands that resonate with our guests, and therefore our owners, is crucial. The value is seen through our guests wanting to stay with us and pay more to do so thereby driving RevPAR and delivering better returns on investment for our owners.

For IHG, a hotel brand is a promise of a consistent, relevant and differentiated hospitality experience:

•	our guests focus on this from a location, product and service perspective, all for the right value; and

•	our owners focus on this in terms of revenue delivery, relevant and purposeful brand standards and the broader support they receive from being part of a global brand.

Our research into guest needs and the guest occasions (described on page 29) and our consumer insight research helps us gain a deeper understanding of what travellers around the world want from their relationships with hotel brands (as set out on the right), and together assist us in defining our brands.

We use our guest satisfaction measurement tool, Guest HeartBeat, to measure brand preference and guest satisfaction. We are always looking to find ways to improve Guest HeartBeat scores and meet guest expectations.

RevPAR and Guest HeartBeat are KPIs – see pages 38 and 39 – and are performance measures for our incentive plans – see pages 74 to 97.

The principal risks associated with Preferred brands, Owner proposition and Reputation and brand protection are set out on pages 36 and 37.

IHG’s 2014 Trends Report

IHG’s 2014 Trends Report, ‘Creating Moments of Trust’ – the key to building successful brand relationships in the Kinship Economy’, highlights the need for hotel brands to be ‘3D’ (3 dimensional), managing their global, local and personal assets simultaneously, in order to win future guests.

This primary research is based on a study of 7,000 international travellers worldwide and uncovers critical success criteria for global brands delivering localised and personalised guest experiences, enabled by technology.

www.ihgplc.com/trends_report

20    IHG Annual Report and Form 20-F 2013

Our people

In order to deliver our preferred brands, IHG recognises the importance of the people who work across its hotels to deliver differentiated brand experiences and the brand promise for our guests.

Our people strategy

Our expanding business requires us to continually look for additional colleagues to work in IHG hotels and deliver our preferred brands. To meet the challenges that are associated with recruitment, our people strategy is designed around attracting, retaining and developing the very best talent in the industry to service the needs of our guests, to engage and energise the talented and passionate people who work in our hotels and corporate offices, and to bring our brands to life every single day, creating Great Hotels Guests Love.

The four pillars of our people strategy are:

1. Developing a BrandHearted culture

Each of our brands offers a distinct promise to our guests and being BrandHearted means putting our brands at the heart of everything we do.

2. Making IHG a great place to work

We are dedicated to building a strong employer brand in order to attract the best possible talent to meet our strategic objectives:

•	we ask our people to live our Winning Ways (set out above), a set of behaviours that define how we interact with our guests and colleagues; and

•	we offer our people our Room to be yourself commitment, which is brought to life by four promises.

Room to be yourself:

•	Room to have a great start: This assists us in recruiting the right people for each brand and role. We offer new recruits a structured orientation programme to provide them with an understanding of IHG’s strategy and values.

•	Room to be involved: We use various channels, including conferences, team meetings and our intranet site (refreshed in 2013), to communicate with employees on matters relating to the Group’s business and performance and share information on people, policies and news across IHG. We also provide our employees opportunities to give regular feedback to ensure IHG meets expectations and delivers on its commitments. Twice a year, we ask our employees and those working in our managed hotels (excluding our joint venture hotels) to participate in an Employee Engagement survey.

•	Room to grow: We promise our people all the support, experience and training they need to perform at their best and provide various development opportunities.

•	Room for you: We understand it is important to recognise achievements and communicate these throughout our business.

Our Employee Engagement survey score is a KPI – see page 38 – and a performance measure for our annual incentive plan – see pages 74 to 97.

Our people

Given our franchised and managed business model, IHG does not employ all those who work in IHG hotels.

Who are our employees?

We employ all those working at our corporate offices and at our owned and leased hotels (including managed lease hotels) and the costs of these are borne by IHG. We typically employ the General Manager and in some cases, other hotel workers at our managed hotels, but the costs of these employees are not borne by IHG. We do not employ any persons working at our franchised hotels.

IHG employed 8,179 people worldwide during the year ended 31 December 2013, whose costs were borne by the Group. Of these, 94 per cent were employed on a full-time basis and 6 per cent were employed on a part-time basis.

The geographic distribution of the average number of these employees over the last three years is shown in the table to the right.

	2013	2012	2011
Americas	2,548	2,552	2,895
Europe	1,602	1,866	1,574
AMEA	1,545	1,195	1,195
Greater China	1,083	1,051	1,000
Central	1,401	1,317	1,292
Total	8,179	7,981	7,956

In addition, as at 31 December 2013, the Group’s employees included 4,615 (2012: 4,431, 2011: 3,885) employees who worked directly on behalf of the System Fund and whose costs are borne by the System Fund (explained on page 16). In line with IHG’s business model, IHG also employs 578 (2012: 587, 2011: 577) General Managers who work in our managed hotels and whose costs of $135m (2012: $132m, 2011: $125m) are borne by those hotels, and, in the US predominantly, there are 12,588 (2012: 12,494, 2011: 14,596) other hotel workers in our managed hotels who have contracts or letters of service with IHG whose costs of $376m (2012: $430m, 2011: $448m) are borne by those hotels.

When the Group’s entire estate is taken into account (including those working in our franchised and managed hotels) over 350,000 people worked globally across all IHG’s brands as at 31 December 2013.

Strategic Report 21

WINNING MODEL	TARGETED PORTFOLIO	DISCIPLINED EXECUTION

3. Delivering world-class People Tools to our owners and hotels

To deliver our preferred brands throughout all of our hotels, we developed a set of People Tools, industry-leading best practices tailored specifically for our brands, to assist hotel management and human resources teams hire, train, involve and recognise colleagues. They work to help increase employee retention, performance, guest satisfaction, drive efficiencies and increase revenue for our owners. In 2013, we launched an e-learning module for our People Tools, available in three languages.

4. Building a strong leadership and performance culture

We build strong leadership from the top and our Board and Executive Committee leadership and governance processes are set out on pages 56 to 76.

The Group performance culture in our corporate offices is aligned with our strategic priorities for our senior executives, as shown in our incentive plan measures, explained in the Directors’ Remuneration Report on pages 74 to 97.

The principal risks associated with People, talent and culture are set out on pages 36 and 37.

2013 initiatives and events

These included:

•	the launch of a bespoke Facebook page in India, a new IHG careers page on Russia’s number one social media site and a country–specific careers website in Greater China;

•	a ‘Winning in IHG’ workshop was held in Singapore, which shared best practice learnings from our AMEA region to assist other colleagues from other regions;

•	our annual Celebrate Service week was held to say thank you to all those working at our hotels and corporate offices; and

•	development of our online peer-to-peer recognition tool, Bravo!, as an app to download on a mobile phone or tablet.

Case Study – Talent in Greater China

With over 200 open hotels and 170 hotels in the pipeline, IHG leads the market in terms of system size and hotel signings in Greater China. People are our single biggest asset and we have over 50,000 people working across our hotels and in the next three years, we will create circa 30,000 jobs. To assist with this, we leverage our scale in Greater China to provide our people with opportunities to grow their careers within IHG and offer them a variety of locations, roles and different experiences to assist in retaining talent.

As an example, 70 per cent of our General Manager vacancies are filled internally and they are developed through our training programmes (for example see page 26). We also support the career development of the management team in hotels providing a structured way to help them map their career paths across hotel functions accompanied with learning guides. To assist with our recruitment at the entry level, at the end of 2013, we had 30 IHG Academy programmes with local schools and over 2,300 participants undertook placements with IHG. We also started the IHG Management Trainee programme and I-Grad Future Leaders programme, for new graduates from across our hotels in Greater China.

Leveraging our scale, we will continue to invest heavily in developing our people across all levels of the organisation and attract new talent across the region.

22    IHG Annual Report and Form 20-F 2013

Celebrating diversity and inclusion

As a global organisation operating in nearly 100 countries and territories around the world, we recognise the importance and benefit of ensuring our workforce fully represents the communities in which we operate and the guests who stay in our hotels.

In 2013, we introduced a new Global Diversity and Inclusion Policy to further our commitment in this area. We also made progress in our Talent Review processes, enabling us to increase local representation in emerging markets, gender balance in our leadership teams and international representation in our global functions.

In 2014, we will continue to focus on these areas by strengthening the support available internally and also by working with suppliers who comply with our Global Diversity and Inclusion Policy and principles set out therein.

We reviewed the composition of our global management teams and have set out the following objectives:

•	to maintain at least 25 per cent female representation on our Board;

•	to strengthen female representation in our global senior leadership population, with a target of reaching 25 per cent in three years; and

•	to sustain a healthy balance of gender in the whole employee organisation.

We are committed to providing equality of opportunity to all employees without discrimination and providing an inclusive environment. Every effort is made to ensure that applications for employment from disabled employees are fully and fairly considered and that disabled employees have equal opportunities in training and promotion.

Our Board’s commitment to supporting diversity is set out on page 62.

External recognition

Our brands and our employer brand have won many awards in 2013, including:

•	the Holiday Inn brand won the Best Mid-Market Hotel Brand in the World and Asia Pacific by the readers of Business Traveller for the 13th successive year in 2013;

•	the Holiday Inn brand was ranked Highest in Guest Satisfaction Among Mid-Scale Full Service Hotel Chains in the US, for the third year in a row by J.D. Powers and Associates (see page 188);

•	Market Metrix Hospitality Index named Staybridge Suites brand as one of the Top 10 Brands in Customer Satisfaction globally in quarter 3 and quarter 4;

•	Market Metrix Hospitality Index named Candlewood Suites brand as Best Midscale Hotel Brand in the Americas region for three consecutive quarters (quarters 2, 3 and 4);

•	InterContinental Hotels & Resorts was awarded a total of 22 accolades at the 2013 World Travel Awards, including the World’s Leading Hotel Brand for the seventh time and the fifth consecutive year;

•	InterContinental Hotels & Resorts won Best Business Hotel Chain Worldwide at the 2013 Business Traveller Awards;

•	Hotel Indigo Shanghai on the Bund was named Best Boutique Hotel at the TTG China Travel Awards 2013;

•	IHG was ranked third in 2013 The Sunday Times 25 Best Big Companies To Work For in the UK;

•	IHG was listed in TheJobCrowd’s The Top Companies For Graduates To Work For in 2013/14;

•	IHG was named in the 2013 World’s Learning Elite for the third consecutive year; and

•	IHG was named in the China Best Employer Awards.

Strategic Report 23

WINNING MODEL	TARGETED PORTFOLIO	DISCIPLINED EXECUTION

Build and leverage scale

For each of our brands, we aim to deliver high-quality growth through building scale positions in the most attractive geographic markets. In key cities, we build scale through increasing our market share of rooms in that location. As our brands focus on a range of occasion segments meeting guest needs in different ways (see page 29), we use our consumer research to target the right brands for each location.

Increased scale enables us to drive more revenue and create cost synergies for both IHG and our owners. More hotels in an area encourages guests to use our direct reservation channels to search and book our hotels and provides corporate customers with good coverage of key locations. We can also centralise and co-ordinate operational support, national or city-level marketing campaigns and deliver efficient procurement practices, including negotiating reduced commission rates with online travel agencies.

Net rooms supply, Total gross revenue, Fee revenues, RevPAR, System contribution to revenue and Fee margins are KPIs – see pages 38 and 39.

The principal risks associated with Owner proposition are set out on page 37.

Case study – IHG Voice

IHG Voice is a premium pay-for-performance solution available to all of our hotels for managing local telephone reservations. The solution transfers reservation enquires made to a specific hotel to experienced sales operatives with expert local and regional knowledge, located in a number of core locations in each region.

The specially trained sales agents use the proven reservation booking methods of our award-winning central reservations offices, ensuring that guests are able to make the right booking for their needs and for any given occasion. It also maximises cross-sell opportunities. If a particular hotel is unable to meet a guest’s needs then the guest is provided with alternate suitable IHG hotel suggestions. The service therefore maximises guest bookings to the IHG System, delivering incremental revenue to the hotel with improved average daily rate and RevPAR, whilst providing a superior booking experience for the guest.

The IHG Voice reservations solution means that hotels can concentrate on focusing their attention on providing a great guest service and experience for those staying at their hotel. By driving operational efficiencies and using technology in this way, the service also allows IHG to drive a low cost of sale without compromising the quality of the channel.

Strong brand portfolio

& loyalty programme

By building a strong brand portfolio and loyalty programme, IHG is able to offer an unparalleled choice for guests and owners. Our nine complementary brands are connected through a leading loyalty programme. IHG’s loyalty programme was relaunched on 1 July 2013 with a new name: IHG Rewards Club (previously Priority Club Rewards), reflecting the history of innovation, reliability and integrity that is at the heart of IHG. The name, IHG Rewards Club, clearly identifies all our brands together under the IHG family and has driven a 10 percentage point increase in the awareness of IHG as a brand family.

Through our strong brands and loyalty programme we are able to:

•	cross-sell each of our brands, recognising that guests stay across our brand portfolio, depending on their needs and the occasion (see page 29);

•	strengthen our owner proposition by increasing the number and winning the loyalty of our guests, thereby driving higher RevPAR premiums and increasing total gross revenue (see page 26); and

•	encourage more direct bookings, increasing revenue for IHG’s owners (see page 25).

In 2013, IHG Rewards Club delivered around 38.2 per cent of total rooms revenue to our hotels; part of our system contribution to revenue (explained on page 25).

The principal risks associated with Preferred brands and Reputation and brand protection are set out on pages 36 and 37.

IHG® Rewards Club is the world’s first and largest hotel loyalty programme, with 77.4 million members globally. It offers industry-leading benefits and increased opportunity for points redemption across our portfolio. As part of the relaunch, IHG Rewards Club offered enhanced benefits for members including free internet access across all hotels globally.

IHG Rewards Club has been named Best Hotel Rewards Program in the World for eight years running by Global Traveler magazine and Program of the Year by the Freddie Awards for the Middle East and Asia/Oceania for 2013

24    IHG Annual Report and Form 20-F 2013

Effective channel management

Our channel management strategy aims to deliver the highest quality revenues to IHG hotels at the lowest possible cost, recognising that the guest experience changes along the entirety of their travel journey. Guests use multiple devices and new technology to personalise their travel experience – from choosing where they want to go, to what they want to do and, of course, where they want to stay. Our focus is therefore to deliver against a guest’s needs across the entirety of this journey, which we break down into five distinct steps: Dream, Plan, Book, Travel, and Share.

We use our systems and technology to drive demand for our hotels, manage revenue per booking and encourage guest loyalty, thereby delivering the highest quality revenues to IHG hotels at the lowest possible cost and maximising owner returns. However, we recognise that guest trends, technology and the competitive environment are continually evolving. It is therefore important that we keep abreast of new technologies and systems to keep pace with these to continue to deliver a consistent, locally relevant and differentiated guest experience.

In 2013, IHG’s direct and indirect systems and channels delivered 69 per cent of total rooms revenue to our hotels (system contribution to revenue).

Our booking systems and channels

Our multi-lingual web and mobile sites, call centres and global sales force allow guests to use the channel most appropriate for their needs, to plan and book our hotels. We also recognise that social media has an important role to play as part of the booking process as a method of advocacy and influence. As a result, we have changed the way we communicate with our guests, using social marketing innovations to make connections between hotels and guests and, through our Guests Rating and Review tool, providing our guests a forum to share their thoughts.

Web and mobile

Web-based bookings now account for over $3.5 billion of IHG’s total rooms revenue to our hotels. As hotels and other booking competitors continue to invest in the online experience, we expect direct web sales to continue growing at the expense of traditional reservation services.

Mobile technology is also a growing booking and guest channel. We were the first major hotel chain to offer branded mobile apps across all our brands. Mobile visits accounted for over 30 per cent of our website visits, while over 50 per cent of our emails are opened via a mobile device. We continue to innovate in this area in line with advancing technology.

Reservations centres

We operate 12 central reservations offices globally, with 13 different language capabilities to help potential guests and IHG Rewards Club members with queries they may have in their travel planning and to make bookings. In 2013, our global call centres answered more than 21 million calls, and accounted for almost $2 billion total rooms revenue to our hotels.

Travel agents

IHG works with a number of third-party distribution partners to support revenue delivery to our hotels, including online travel agencies (OTAs). OTAs represent a role within IHG’s distribution strategy, most specifically around infrequent, comparison-shopping leisure travellers. Therefore, IHG, on behalf of its owners, has leveraged its global footprint to secure deals with the lowest aggregate cost of sale for our owners, increasing their revenue.

Sales force

Our global sales teams are dedicated to securing profitable deals with corporate clients and travel agents and leveraging our technology platform to connect hotels to global distributions systems, in ways that independent hotels and small chains cannot do cost-effectively. In 2013, they helped our circa 2,130 corporate accounts understand and plan for their future corporate travel.

Total gross revenue, System contribution to revenue and RevPAR are KPIs – see pages 38 and 39.

The principal risks associated with Channel management and technology platforms are set out on page 36.

IHG Rewards Club

We leverage our relaunched loyalty programme, IHG Rewards Club, (further explained on page 24) with 77.4 million members around the world, to encourage more direct bookings. In 2013, this delivered around 38.2 per cent of total rooms revenue to our hotels.

Strategic Report 25

WINNING MODEL	TARGETED PORTFOLIO	DISCIPLINED EXECUTION

Superior owner proposition

IHG is committed to delivering a compelling and preferred offer to our hotel owners through a combination of strong owner relationship management and effective operational support.

We recognise the importance of owners in a managed and franchised business model and we therefore focus on building excellent relationships with our owners, through the IHG Owners Association.

We compete with other hotel brands when an owner chooses a brand for their hotel and we have therefore developed a strong owner proposition and a range of tools and services to drive revenues and make us the first choice for owners.

Our owner offer

Our owners are provided with a range of tools and services to assist them in all areas of their operations, for example, providing them with access to our revenue systems which work to drive higher revenue streams to hotels, and our booking and reservation channels, to increase guest bookings (thereby increasing system contribution to revenue and total gross revenue, explained on page 25). This is one part of our broader online Hotel Solutions site enabling owners to search for, identify and get assistance with a large range of hotel-based issues, such as human resources and reservations. This network of knowledge is accessible by all IHG hotels worldwide and ensures that IHG continues to deliver solutions for our owners’ needs.

We also manage brand consistency risk for our owners by focusing on driving brand standards – an important set of guidelines for each brand that support the delivery of a consistent branded hotel and guest experience and thereby assist in increasing guest satisfaction (measured through Guest HeartBeat) and driving brand preference and growth in RevPAR (both KPIs).

At our 2013 annual Owners Conference in Las Vegas, we had over 5,500 owners and General Managers attending and we took the opportunity to inform these key stakeholders about our future strategy and receive their feedback.

IHG continues to focus on delivering value to owners by pricing our fees in a way that reflects the services, tools and brand value that we deliver and we therefore drive a competitive branded fee structure to support owners in achieving premium returns. As explained on page 16, a franchised and managed business model requires us to focus on fee revenues and fee margins (both KPIs).

Guests, employees and owners are increasingly looking for confirmation that the business they interact with share their values and act responsibly. We are therefore committed to responsible business practices, and our corporate responsibility programmes are integrated with our business and our owner proposition. As set out on page 27, this is also a key priority area for the IHG Owners Association and are therefore KPIs for IHG.

For our KPIs see pages 38 and 39.

The principal risks associated with Owner proposition are set out on pages 36 and 37.

IHG Owners Association

The IHG Owners Association represents the interests of nearly 2,000 of our owners who together own 3,000 IHG hotels globally. We work together to improve total revenue for our hotels and RevPAR, further strengthen IHG’s brands and enhance the guest experience.

As set out in the Chairman of the IHG Owners Association’s message on page 27, we have worked together with the IHG Owners Association in 2013 to make further progress on our agreed priorities.

Progress against IHG Owners Association Priority 4: To develop the strongest General Manager talent in the industry

We have invested heavily in our approach to hiring, training and developing General Managers. To assist with this, we launched:

•	General Manager Programme: This helps new General Managers become great brand ambassadors, deliver preferred brands, inspire their teams and achieve great results. The programme offers branded selection tools to assist owners and recruiters hire the right General Managers for the right brand and hotel and thereafter provides a General Manager with a tailored learning experience.

•	Journey to Brand Manager – General Manager Professional Development Programme: This helps experienced General Managers to focus on how a General Manager can consistently deliver the brand experience to drive results and maximise the profitability of our hotels.

26    IHG Annual Report and Form 20-F 2013

IHG Owners Association

Chairman’s message

The IHG Owners Association works together with IHG to create long-term value for owners.

Last year in the Annual Report 2012, the 2013 IHG Owners Association Chairman, Mike Hembree, noted that the IHG Owners Association was changing its ways of working with IHG to better focus on how we work together. In autumn 2012, the following five key priorities around which we would strive to organise our work were agreed between IHG’s Executive Committee (see page 65) and the IHG Owners Association:

1.	deliver the strongest brand portfolio in the industry;

2.	deliver the strongest set of tools in the industry;

3.	develop the strongest approach to standards in the industry;

4.	develop the strongest General Manager talent in the industry; and

5.	maintain the strongest reputation for doing business the right way.

As the 2014 IHG Owners Association Chairman, I am proud to note that our new ways of working have reaped solid results.

Together, we launched a new professional development programme for existing and new Holiday Inn brand family General Managers. Our officers and volunteer leaders played an instrumental part in developing the programme, giving an owner perspective on what a General Manager needs to become a successful Brand Manager. This new programme is now rolling out through all IHG brands, and I am confident that they will all see the same success that we have seen in the Holiday Inn brand family.

We have worked with IHG to drive brand preference and have encouraged owners to use IHG’s guest satisfaction measurement tool, Guest HeartBeat, as a measure of how well we are delivering against guests’ expectations. Hotels with higher Guest HeartBeat scores for overall experience tend to see higher RevPAR and we are therefore continuing to find ways to improve Guest HeartBeat scores and meet guest expectations.

Finally, and my personal focus, was the refresh of the approach to brand standards. Strong standards, consistently applied, deliver the brand promise and we have worked with IHG to simplify and clarify the brand standards. IHG started with the Holiday Inn Express brand, and took each and every standard through a rigorous review. At the end, more than 40,000 words were removed from the Holiday Inn Express Standards’ manual for The Americas region and an industry-leading online resource has been created, enabling owners and General Managers to quickly find and implement the standards. IHG will adopt a similar approach for all the other brands.

Looking ahead, the IHG Owners Association will continue its mission to help each owner find success with IHG hotel brands. We will continue to focus on increasing profitable revenue, decreasing operating expenses, and maximising our relationship with IHG.

Buggsi Patel

2014 Chairman

IHG Owners Association

For information on the IHG Owners Association go to www.owners.org.

Strategic Report 27

Targeted Portfolio	WINNING MODEL	TARGETED PORTFOLIO	DISCIPLINED EXECUTION

We are focused on a Targeted Portfolio operating:

•   in the most attractive markets for IHG;

•   in the highest opportunity segments based on guests’ occasion needs; and

•   an asset-light business model, which means we focus on franchising and managing hotels rather than owning them.

Hotel Indigo Tianjin Haihe, People’s Republic of China

Attractive markets

Our growth strategy is focused on the largest and/or fastest growing markets in which IHG has strong existing brand presence or an opportunity to build a brand presence, where our scale and revenue delivery systems confer the greatest benefits and markets which are aligned to our asset-light business model. In these markets, we seek to take market share through our portfolio of brands, in the right locations, according to guest demand.

US

According to Smith Travel Research, the US is the largest market for branded hotels, with 3.4 million rooms, accounting for 70 per cent of all US rooms available. The segment in the US with the greatest share is midscale, with 1.34 million branded hotel rooms, and IHG’s Holiday Inn brand family (comprising Holiday Inn Hotels & Resorts, Holiday Inn Club Vacations, Holiday Inn Resort and Holiday Inn Express) is the largest in this segment. As at 31 December 2013, we had a total of 391,580 rooms (3,244 hotels) open and 63,860 rooms (604 hotels) in the pipeline across the region. Of the open ones, the Holiday Inn brand family comprised 271,936 rooms (2,483 hotels).

Greater China

In Greater China, IHG continues to build on a position of strength. Having entered the market early (2014 will mark our 30th anniversary in the region), we continue to develop our relationships with key local owners and grow our presence rapidly. In a country with 790,670 branded hotel rooms (Smith Travel Research), IHG has over 68,545 rooms (208 hotels) open and 54,590 rooms (174 hotels) in our development pipeline. Our pipeline reflects our strategy to deepen our penetration in key cities such as Beijing and Guangzhou, ensuring we have more hotels in key resort locations such as Sanya, and targeting tier 2 and tier 3 cities with a growing middle-class demographic.

India

During 2013, we continued to increase our presence in India particularly through Holiday Inn and Holiday Inn Express, opening a total of 818 rooms (5 hotels) and signing 1,404 rooms (9 hotels) into our pipeline. Accordingly, as at 31 December 2013, we had a total of 3,152 open rooms (18 hotels) and 9,088 rooms (45 hotels) in the pipeline.

Russia and the Commonwealth of Independent States

These countries present opportunities for new construction and conversions as well as strong demand for branded hotels, and in 2013, we signed 1,737 rooms (10 hotels) into our development pipeline. As at 31 December 2013, the total number of open rooms was 5,283 (19 hotels) with 3,883 rooms (17 hotels) in the pipeline.

Our priority markets

In November 2013, we stated our 10 priority markets, which include a number of key emerging markets and more developed markets – US, Middle East, Germany, UK, Canada, Greater China, India, Russia and the Commonwealth of Independent States, Mexico and Indonesia. Information on our priority markets can be found at www.ihgplc.com/investors.

Outside our priority markets

Outside our priority markets, we focus on building presence in key gateway cities and resorts where our brands can generate revenue premiums from high business and leisure demand. For example, in 2013, we opened an InterContinental hotel in Osaka, our first InterContinental to open in Japan for over 15 years, and an InterContinental in Lagos, Nigeria. We also announced a 15-hotel multiple development agreement in Australia for the Holiday Inn Express brand.

Our performance across the Group and in each of our regions is set out on pages 40 to 50.

Future developments

As the industry continues to grow, IHG faces increased competition from other global branded hotel companies and other providers of accommodation (discussed in the Industry overview section on pages 10 and 11). We recognise this and have developed our Winning Model, which underpinned by Disciplined Execution, enables us to continue to deliver high-quality growth.

For details on our Winning Model see pages 18 and 20 to 27 and Disciplined Execution see pages 18, 19 and 30 to 33.

Our KPIs, including Net rooms supply, are set out on pages 38 and 39.

See pages 36 and 37 for how IHG manages its principal risks.

28    IHG Annual Report and Form 20-F 2013

Highest opportunity segments

Typically, the traditional hotel industry segment definitions are focused on the price point and the offer (luxury, upscale, midscale and economy). However, we recognise that guests choose hotels on the basis of a range of needs and the same guest may stay across more than one hotel segment, dependent upon the occasion and their needs. We are therefore refining our approach, so that we position and tailor our hotels to meet those guest needs, as defined by the occasion they are travelling for and their need for travelling.

Guest occasion

We have segmented the market into nine globally relevant and differentiating categories of guest occasion (set out below), which have differing strengths dependent upon the geographical location. By understanding these guest occasions, we are able to deliver a number of core basic guest needs that are brand agnostic and serve to deliver a baseline level of consistency across all our brands, whilst also focusing on the nine identified guest occasions, so that each of our brands delivers the relevant guest experience for the occasion.

Our portfolio of brands is targeted around these differing occasion segments, focusing on those which we believe have the greatest growth opportunity and strongest resilience to the industry/economic cycle. We also concentrate on those areas where our scale and revenue delivery systems confer greatest benefits.

As shown below, each of IHG’s brands is focused on some of these guest occasions and each brand seeks to address the needs of these in a unique way, through the eyes of its target guests, to bring the guest experience to life.

We have also identified that to be successful in the future, a brand needs to provide a global, local and personal experience to build trust – see page 20 and the 2014 IHG Trends Report available at www.ihgplc.com/trends_report.

RevPAR and Guest HeartBeat are KPIs – see pages 38 and 39.

Brand	Guest occasion
Mixing business with pleasure; Short break experience; Social identity.
Building business interactions.
Business productivity; Building business interactions.
Business productivity; Romantic getaway; Short break experience.
Wellbeing.
Family time; Mixing business with pleasure; Social identity.
Rest and go.
Business productivity.
Business productivity.

Information on each of our preferred brands can be found on page 17.

Strategic Report 29

Disciplined Execution	WINNING MODEL	TARGETED PORTFOLIO	DISCIPLINED EXECUTION

Successful delivery of our strategy for high-quality growth requires Disciplined Execution comprising:

•   scale and efficiency of operations;

•   investment in developing great talent and technology platforms; and

•   commitment to responsible business practices.

Crowne Plaza Beijing Lido, People’s Republic of China

Scale and efficiency of operations

With almost 687,000 rooms in nearly 100 countries and territories around the world, we leverage our global and regional scale to maximise the efficiency of our operations. We focus on driving efficient operational processes and tightly managing our costs proportionate with our revenues to:

•	drive fee margin growth whilst investing in a strong platform for the future;

•	offer our owners access to market-leading capabilities and practices that significantly contribute to hotel performance;

•	maximise the investments we make in building preferred brands (assisting us to increase guest satisfaction which we monitor through Guest HeartBeat); and

•	strengthen our revenue delivery system (to increase system contribution to revenue).

We continue to drive process improvements and cost-saving initiatives:

•	our strong multi-lingual guest support team in the Philippines supports global reservations, sales and guest relations and loyalty marketing;

•	over 500 business support roles have been moved to our Business Service Centre in Gurgaon, India, providing centralised accounting services for IHG corporate offices and owned and managed hotels; and

•	the hardware for our central reservations system is managed by IBM, one of our largest corporate clients.

Information on how we build and leverage scale can be found on page 24.

Investment in developing great talent and technology platforms

We support the delivery of the Winning Model by investing in the development of talent and technology platforms that provide the foundation for future growth.

Development of great talent

We know that our brands are brought to life by the people working in our hotels who support the consistent delivery of the brand promise in each hotel. Talent is key to our success, both at a corporate level and in our hotels. We continue to invest in systems and tools to develop our people in the corporate environment and at our hotels and our People Tools (explained on page 22) are available for our owners and hotels.

Our people strategy is detailed on pages 21 to 23.

Development of great technology platforms

Keeping up with new technologies and systems is also key to our success. IHG invests across a range of technology platforms to ensure that our revenue delivery and guest experience systems are at the forefront of innovation in the industry. This includes investment in reservation technology platforms, guest-facing booking channels and new mobile services, as well as investment to support the guest experience in hotels such as the development of digital check-in services and the provision of wifi internet access.

Locally tailored systems

We also invest in technology to ensure our revenue delivery systems and guest experiences are tailored to local markets based on knowledge of local market conditions and travellers.

For example, in Greater China we have made various technology investments to drive and convert demand and enhance the guest experience, including being the first international hotel company to launch a standalone Chinese website and being the only international hotel company in Greater China working with Alipay, the leading local payment system, to integrate their system into our website. This is of critical importance in a market where credit cards are not the primary means for paying online and enables us to offer more prepaid products for our guests.

Information on our Effective channel management strategy can be found on page 25.

Case study – Revenue Management

Our innovation in revenue management tools and techniques is one particular example of our investment in technology platforms. IHG Revenue Management is a core strategic tool that brings together available rooms, rates and marketing at the hotel level, co-ordinating with our channels to drive reservations to our hotels at the right price.

This expertise is available to hotels through the IHG PERFORM service, a pricing system designed to increase RevPAR and deliver profitable rate recommendations to a hotel. The IHG PERFORM system integrates local demand forecasting, competitive data analysis and price sensitivity modelling to recommend optimum pricing for each day based on the market dynamics and guest type for each hotel. This enables IHG hotels to effectively price their rooms within the context of a highly dynamic competitive market environment.

30    IHG Annual Report and Form 20-F 2013

Commitment to responsible business practices

Responsible business is part of IHG’s DNA and is at the heart of everything we do. Doing the right thing in the right way enables us to make a positive contribution to the communities where we operate and gives us a competitive edge by enhancing and protecting the reputation of our brands. It also ensures that we act in a manner which is mutually beneficial for our business, and all of our stakeholders, employees, guests, corporate customers and owners, who are also increasingly considering whether the businesses they interact with, share their values and act responsibly. It also helps us deliver profitable growth and create shared value, thereby ensuring that we are preferred by guests, employees and owners in the long term.

This is why, for us, our commitment to responsible business practices is an essential part of our Disciplined Execution and underpins our strategy.

For IHG, responsible business comprises five key elements (explained below), all of which assist us in seizing the opportunities behaving responsibly gives us to innovate, protect the environment, creating job opportunities and help foster community resilience. We therefore not only have specific responsible business KPIs, but our responsible business practices are also an important driver to both the Employee Engagement and Guest HeartBeat KPIs.

Our KPIs are set out on pages 38 and 39.

The principal risks associated with Reputation and brand protection are set out on pages 36 and 37.

Strategic Report 31

WINNING MODEL	TARGETED PORTFOLIO	DISCIPLINED EXECUTION

Corporate responsibility 2013 to 2017 five-year targets:

•    Reduce our carbon footprint per occupied room by 12% across our entire estate (against a 2012 baseline)

•    Reduce water use per occupied room by 12% in water-stressed areas (against a 2012 baseline)

•    Provide skills and improved employability to 20,000 people through the IHG Academy

•    Contribute a total of $10 million to communities through monetary donations and in-kind support, including funds deployed through the IHG Shelter in a Storm Programme

•    Track and report supply chain diversity

•    Integrate Corporate Responsibility criteria into the selection and evaluation process for all preferred suppliers

For our 2013 performance against these targets, which are KPIs, see page 39.

To view our Corporate Responsibility Report: www.ihgplc.com/responsibility
IHG Planet CR Facebook page:
www.facebook.com/

IHGCorporateResponsibility

Internal programmes, policies and training

We have in place a range of programmes, policies and training, which we regularly keep under review and which are communicated via e-learning and face-to-face training modules in order to raise understanding of key legal and regulatory areas. These include our Code of Conduct, environment, supporting our community, human rights, competition, anti-bribery, data privacy and crisis management policies and brand safety standards.

Code of Conduct

In 2013, we refreshed our Code of Conduct, which is applicable to all Directors, officers and employees and available on the Company’s website at www.ihgplc.com/investors under corporate governance. It consolidates and clarifies expected standards of behaviour, and communicates the ethical values of the Group.

A confidential disclosure channel also provides employees with a means to report any ethical concerns they may have.

Human rights

As part of putting the human rights policy into practice, in 2013 we set up a cross-functional working group to ensure we are focused on the key areas of human rights relevant to our business, such as making sure we provide decent working conditions for all of our employees, and ensuring the rights of the local people where we operate are protected. We are working to raise further awareness of our human rights approach in our hotels around the world and will continue to add to our suite of training materials over the next year to support these efforts. During the year, we continued to work with the International Tourism Partnership’s Human Trafficking Working Group to address the issue of human trafficking with other hotel companies. We are also a signatory of the UN Global Compact, aligning our operations and strategies with the 10 universal principles that include commitments to human rights and labour standards. We are currently working with our internal Procurement team to further embed our human rights policy and vendor code of conduct in our contracts.

Corporate Responsibility (CR)

During 2013, we focused our efforts on driving the best use of the tools we provide. In September, we released our external targets (set out above) to measure our impact on a global and local level over a five-year period from 2013 to 2017. We aim to create more sustainable communities and better lives through our hotel operations and to achieve this we focus our activities in areas integrated with the way we operate our business.

1. Environmental sustainability

We have committed our hotel estate to designing, building and operating more environmentally sustainable hotels through IHG Green Engage, our online system to measure, monitor, manage and report on energy, carbon, water and waste.

2. Sustainable communities

To reinforce our mission to create shared value in our communities, we:

•	provide local people with skills development and employment opportunities through the IHG Academy, a pioneering collaboration between IHG hotels and offices and education providers and for community organisations; and

•	provide donations for shelter and vital assistance and guidance on the actions our hotels can take to support their communities when disaster strikes through the IHG Shelter in a Storm Programme. As part of this programme, we have established IHG Shelter Fund for our fundraising activities.

For information on IHG Academy visit www.ihgacademy.com.

For information on IHG Shelter in a Storm Programme visit www.ihgshelterinastorm.com.

Our activities are supported by the Board through the Corporate Responsibility Committee, whose Report can be found on page 68.

• IHG Green Engage can help hotels become 10 to 25% more energy efficient • 2,646 hotels enrolled in IHG Green Engage – over half of our global hotels	• 301 IHG Academy programmes in 50 countries • 6,391 participants benefited from the IHG Academy in 2013	• During 2013, $1.2 million was raised for the IHG Shelter Fund • As part of IHG’s fundraising event, Race around the World, IHG colleagues raised $442,116 for the IHG Shelter Fund

32    IHG Annual Report and Form 20-F 2013

IHG’s global greenhouse gas (GHG) emissions

		2013[1]	2012[1]
Reporting boundary	Measure
Global – corporate offices and managed, owned and leased hotels	Scope 1 Direct emissions	424,329	516,586

	Scope 2 Indirect emissions	1,561,135	1,638,160

	Total GHG emissions (tCO2e)	1,985,464	2,154,746

	IHG’s chosen intensity measurement GHG emissions per occupied room (kgCO2e per occupied room)	56	64.5

Global – corporate offices and franchised, managed, owned and leased hotels	Scope 1 Direct emissions	1,327,416	1,342,670

	Scope 2 Indirect emissions	3,358,380	3,241,159

	Total GHG emissions (tCO2e)	4,685,796	4,583,829

	IHG’s chosen intensity measurement GHG emissions per occupied room (kgCO2e per occupied room)	31.2	32

1 Reporting period commencing on 1 October and ending on 30 September.

Global greenhouse gas (GHG) emissions

Scope

We are required to report on the GHG emissions from our corporate offices and managed, owned and leased hotels where we have operational control under the Companies Act 2006. We have also chosen to report on our GHG emissions from corporate offices and all of our hotels as our GHG emissions reduction target is based upon this.

We report Scope 1 and 2 emissions as defined by the GHG protocol as follows:

•	Scope 1 (Direct emissions): combustion of fuel and operation of facilities; and

•	Scope 2 (Indirect emissions): electricity, heat, steam and cooling purchased for own use.

Methodology

We have worked with Best Foot Forward to give us an up-to-date picture of IHG’s carbon footprint and assess the performance over the past few years. Best Foot Forward used a sampling and extrapolation methodology to estimate our GHG emissions.

For 2013, in line with the methodology set out in the GHG Protocol Corporate Standard, the sample covered 1,372 hotels out of our total global estate of 4,697 hotels.

We are continuing to improve the quantity and quality of the data reported by hotels using IHG Green Engage to improve the accuracy of our GHG reporting.

The results in the table above include all of our branded hotels but do not include emissions from 87 hotels. We do not have sufficient data to estimate their emissions and we believe them to be immaterial.

Due to the delay in hotels receiving their energy bills it is not possible to report accurately GHG emissions from 1 January to 31 December and therefore we have defined our GHG emissions reporting year as the period commencing on 1 October and ending on 30 September.

External recognition

•    The InterContinental Hotels & Resorts brand became the first hotel brand to have all of its IHG corporate-managed restaurants in the US and Canada become Certified Green Restaurants® by the Green Restaurant Association.

	• The IHG Shelter in a Storm Programme was awarded the Best Initiative in Sustainable Development and Social Responsibility at the 2013 Worldwide Hospitality Awards.	• Member of the FTSE4Good Index.

Strategic Report 33

Risk management

IHG believes that an essential part of being a responsible business is having in place robust and effective risk management and internal controls. This supports our business to be resilient, successful and trusted.

Risk management system

IHG has an effective risk management system and internal controls which provide assurance to its shareholders. These are well established and help IHG to protect against known and emerging risks and to cope with the unexpected. The Group develops the risk management system, strategies and controls as a result of continuous learning by management, which in turn drives the focus of the Major Risk Review and Global Internal Audit programme. Our internal controls and risk management system aims to support the achievement of business objectives and protect our business, in particular:

•	our brands, business model and reputation across key stakeholders;

•	the delivery of our strategy, commercial targets and plans for change; and

•	the safeguarding of physical assets, people, systems and processes.

The risk environment that we operate in can be difficult to predict and is rapidly changing. There are many risks that could impact the Group’s brands and reputation and, therefore, IHG is giving particular emphasis to developing its reputation risk management capability and strengthening its culture of doing business responsibly.

The key features of IHG’s risk management system are:

•	embedded risk management processes to consistently identify and manage key risks to the business;

•	a holistic approach to risk assessment applied through Strategic, Tactical and Operational risk perspectives;

•	risk strategies, controls and outcomes that support the business and reduce unnecessary risk exposure; and

•	a proactive risk and crisis management culture, through leadership and training.

Embedded risk management processes

IHG has a Major Risk Review process in place to identify, manage, monitor and report the principal risks and uncertainties affecting the Group (the Major Risks). The Board has ultimate responsibility for the Group’s strategy and risk management as explained on page 70 and the Audit Committee annually reviews the effectiveness of the Group’s systems of internal control and risk management. In addition, the Executive Committee as a whole is accountable for managing risks and as such all Major Risks have named Executive Committee members who ensure that effective risk mitigation and control strategies are in place.

Underpinning the Group’s Major Risk Review process, each of the regions and functions have their own risk profiles which are updated biannually in line with the activities of the strategic planning cycle. During the interim periods, continuous dialogue takes place between risk owners and the Global Risk Management team to develop, execute and monitor detailed risk plans and strategies for key risk exposures.

The Risk Working Group (RWG) provides a long-term, global and strategic perspective to the risks faced by IHG. Its mandate is to improve cross-functional working and effective risk management of the highest priority and emerging risks affecting IHG. The RWG is chaired by the General Counsel and Company Secretary and comprises the Heads of Global Risk Management, Global Strategy, Programme Office and Global Internal Audit. Major Risks are regularly discussed as part of Board, Executive Committee and senior leadership meetings. In addition, the Major Risks are collectively discussed at least twice annually at the meetings of the Executive Committee, Audit Committee and the Board.

Holistic approach to risk assessment

IHG conducts risk assessments to identify, prioritise and distinguish risks it wishes to take from those it must mitigate. IHG thinks broadly about potential threats – whether they are strategic, tactical or operational in nature.

Strategic risks: these are risks arising from IHG’s relationship with the external environment and can impact on IHG’s ambition and strategy over the long term. Strategic risks are a key feature of the Board and Executive Committee agendas, regional and functional strategy setting and are considered during decision-making on strategic issues such as the selection of future growth markets, the selection of strategic business partners and decisions pertaining to potential new initiatives.

Tactical risks: these are risks that could impact the delivery of IHG’s one to three-year targets including implementation of projects. These include factors influencing IHG’s ability to sign and open new hotels, the performance of existing hotels and delivery of projects. These are managed by senior operators and overseen by the Regional Operating Committees. In addition, project risks are managed by project management teams and business sponsors with oversight provided by the Programme Office.

Operational risks: these include a wide spectrum of day-to-day risks that front-line hotel colleagues and corporate teams face when dealing with guests or ensuring corporate systems and processes are running smoothly. A critical aspect of this is managing the safety and security of our people and assets and the continuity of the business. For some parts of the business, operational risks also include managing third-party service providers and the wider supply chain. Due to the nature of operational risks, IHG typically mitigates these through internal controls, operational and business processes, systems and tools. Oversight roles exist through the management line, the Regional Operating Committees and functional leadership teams.

34 IHG Annual Report and Form 20-F 2013

External recognition
IHG’s Risk Management team working in conjunction with Oxford Brookes University was awarded the 2013 Best Partnership of the Year at the Institute of Risk Management Global Risk Awards.

Our risk management training programmes were awarded Gold Award for the Best e-Learning Widespread Adoption at the 2013 LearnX Impact Awards.

Risk actions and outcomes

Fundamental to IHG’s approach to risk management is that it is action-oriented and yields tangible outcomes in the business, thereby reducing risk exposures. There are numerous risk management programmes and activities that achieve this, including our hotel safety and security action plans, business continuity plans and crisis management programmes.

In developing our plans and programmes, we considered both our first-hand experience in managing events at our hotels, such as natural catastrophes and civil unrest and other possibilities which may impact IHG’s central operations, brands and reputation. We have also linked our crisis management programme with the IHG Shelter in a Storm Programme (explained on page 32).

Proactive risk and crisis management culture

IHG believes the value of risk management is realised through a proactive risk management culture and capability. To this end, IHG has developed numerous support and guidance materials, implementation toolkits, training and control systems and made these available to all hotel and corporate colleagues in various languages in order to build our risk management maturity and culture.

Ensuring health, safety and security

Providing and supporting a safe and secure environment for our guests, employees and those working at or otherwise visiting our hotels and corporate offices is paramount, and therefore IHG applies high standards of health and safety across the Group. We ensure the protection and wellbeing of those working for IHG through suitable work-based strategies; minimise the risk of injury from work activity; ensure that sufficient information and systems are in place to address health and safety concerns; and involve employees in the continuous improvement, reporting and review of health and safety matters. We have established a set of policies, procedures and measures and require all to comply with relevant legislation.

Hotel health, safety and security

Recognising the importance of operating safe hotels, our commitment to safety, security and crisis management in hotels is a fundamental part of being a responsible business. We therefore require hotels to comply with a set of global Brand Safety Standards. We also support hotel owners, General Managers and hotel employees to manage risk effectively by giving them a systematic approach and framework to follow and providing them with user-friendly tools and training. Where appropriate, IHG’s risk management training is accredited by relevant recognised bodies such as the Chartered Institute of Environmental Health.

We have developed a Safe Hotel/Manage Risk framework (depicted on the right), which enables a consistent approach to managing safety and security risk in IHG hotels. It comprises two mechanical cogs meshed together, showing different types of safety and security risks in the ‘Safe Hotel’ cog meshed against the actions described in the ‘Manage Risk’ cog. This framework is actively promoted by IHG’s risk managers around the world, working with hotels and their management teams in order to keep IHG hotels safe and secure.	Hotels are assessed by various methods, including self-assessment, guest satisfaction surveys, design and engineering plans, incidents, intelligence gathering, quality audits and risk management reviews. Hotel management teams discuss issues at monthly safety meetings and develop action plans. Risks are prioritised, responsibilities assigned and improvement actions identified, progressed and monitored. Action plans are reviewed as necessary by appropriate people to escalate and drive action or develop common solutions.

Strategic Report 35

Risk management continued

Managing risks in a changing environment

We continue to experience a dynamic external risk environment with changes in political, economic, social, technological, legal and environmental risks. However, we do see the global macroeconomic conditions improving. We see the Group’s business model, diversity of brand portfolio and wide geographical spread contributing to our resilience to events that could affect specific hotels, local areas or all but the most significant countries.

The table below sets out the principal risks and uncertainties (the Major Risks) in the context of delivering against our strategy for high-quality growth (as described on pages 18 to 33). These are perceived as the most dynamic risks and are therefore proactively managed and monitored by senior management. These complement the wider comprehensive risk factors set out on pages 164 to 167.

Risk description	Control and mitigation activities

Preferred brands

Having a portfolio of preferred brands with a clear, distinct brand proposition (delivering a consistent guest experience, regardless of our predominantly managed and franchised business model) and a global presence aimed at meeting the changing needs of our guests, is crucial to creating brand preference, loyalty and advocacy. Failure to achieve this could impact on IHG’s competitive position and its reputation with owners, investors and guests.

•  IHG has a complementary and differentiated portfolio of nine brands (see page 17), each of which is designed to meet a wide demographic of guests and differing guest occasions and needs through distinct brand propositions (see page 29).

•  IHG continues to review and refresh both its brands and brand standards, giving particular consideration to the optimisation of global requirements while retaining local distinctiveness.

•  IHG has built awareness and loyalty, particularly across our priority markets, through a blend of global and local marketing promotions, sponsorships and brand initiatives.

•  In 2013, IHG relaunched its loyalty programme to IHG Rewards Club to clearly communicate to consumers that all of our brands are part of the same IHG brand family and to therefore encourage guest loyalty and cross-sell opportunities.

•  IHG manages brand consistency through the entire hotel life cycle commencing with development through to due diligence and deal approval processes, which help us select appropriate sites and owners. This is supported by clear contractual terms, new hotel opening processes, brand standard requirements and quality compliance processes. We also provide central support tools, training and guidance to assist those working at our hotels and owners to enable them to deliver brand consistency and thereby support the success of the hotel. However, to maintain high-quality growth in the IHG System, IHG may be required to exit non-compliant hotels.

People, talent and culture

IHG must recruit and retain the right people, give them the tools, guidance and support to be successful and to influence behaviour and culture in order to deliver a preferred brand promise. High growth and emerging markets are a particular challenge, and ensuring we have the right leadership is crucial. Failure to manage our people, talent and culture could impact on our service delivery, financial performance and longer-term growth.

•  IHG has in place a comprehensive global people strategy to ensure we are able to find and retain the right people to deliver our preferred brands at our hotels and corporate offices and we continually review the tools, systems and guidance we offer them.

•  We are constantly evolving our recruitment strategies. We have in place different strategies for different markets to ensure we have the most appropriate and effective methods and channels for talent attraction and recruitment. The IHG Academy also assists us with recruiting for our talent pipeline.

•  IHG proactively manages succession planning and has formal programmes in place to help its people grow their careers. Incentive plans for senior leaders are aligned to IHG’s strategy to ensure longer-term growth.

Channel management and technology platforms

Travellers now have access to far more information through comparison websites, search engines and online travel agents. Booking channels and technological systems are a key part of the guest journey and an important value driver for our owners. This is also an area where there is rapid change in terms of technology, guest expectations and relationships with online travel agents and other intermediaries.

Threats to information security, from payment card information to other information held in IT systems or, in paper format and other media, remain of concern.

Failure to effectively manage and keep under review our channels, information technology infrastructure and technological systems to optimise performance and resilience could impact on the Group’s revenue and delivery channels, guest experience, return for our owners and investors and the Group’s future performance.

•  IHG recognises that technological advances and changing guest expectations mean that we must continually invest in and improve our systems and reservations channels. We have in place a multi-channel management strategy that focuses across the entire guest journey and encourages guests to book directly through IHG’s channels and reservation systems.

•  Recognising the growing trend amongst some travellers to book through online travel agencies and intermediaries in search of better value, IHG proactively manages and seeks to improve terms and conditions of our relationships with these partners and continues to support roomkey.com, a meta-search website launched in 2012 in partnership with other hotel companies. These activities compliment our wide programmes and activities to encourage guests to book direct.

•  IHG’s Global Technology function works collaboratively with specialist third-party technology partners to continuously monitor, manage and optimise our systems and channels, including their resilience through backup systems and business continuity practices, to enhance all aspects of the guest journey.

•  Operating in nearly 100 countries and territories, IHG takes information security very seriously and has applied risk-based methods to build capability and resilience into our systems and processes. The Group manages data security to contain the risk and reduce the Group’s exposure, tightly controlling sensitive data through limited and monitored access.

•  IHG continues to aim to be fully compliant with Payment Card Industry – Data Security Standards (PCI-DSS) using tools and services from a leading specialist third-party provider with respect to payment card processing.

36 IHG Annual Report and Form 20-F 2013

Risk description	Control and mitigation activities

Owner proposition

As a result of IHG’s predominantly franchised and managed business model, managing relationships with our existing, new and potential owners is important. General trading conditions and the economic outlook also affect the availability of capital to current and potential owners. Failure to manage relationships and the macroeconomic outlook may have an impact on the existing IHG System, our operations and our development pipeline.

•    To ensure that IHG is continually considering its owners, the IHG Owners Association is the primary channel through which IHG engages with them. In addition, regional teams build relationships with owners through a variety of methods, including formal and informal communications and owner conferences. By agreeing a set of priorities together, and continually reviewing and updating our central support tools and systems, including revenue management tools, we aim to offer a compelling owner proposition.

•    The use of the System Fund (described on page 16) is also managed by IHG for the benefit of all our hotels with the objective of driving revenue for them. The use of this fund is reviewed annually in collaboration with the IHG Owners Association.

•    IHG’s scale, diverse portfolio of brands, segments, countries of operation and mix in business model positions it well from short-term macroeconomic impacts and we continue to monitor macroeconomic conditions and make necessary adjustments, including cost optimisation programmes where appropriate. However, we recognise that macroeconomic issues can impact upon potential and existing owners and we therefore continue to review our business model and the owner proposition in light of these.

Reputation and brand protection

IHG recognises the importance of its brands and reputation as important assets for the business. Protecting them requires IHG, all those working in our hotels and corporate offices, owners and business partners to behave responsibly.

Failure to safeguard the reputation of IHG and its brands could have severe impacts on the Group’s future performance.

There is also a constant need to protect the safety and security of our guests, employees and visitors.

•    Responsible business underpins our strategy, by being an essential part of Disciplined Execution. Our Business Reputation and Responsibility function comprises a team of lawyers, brand standard compliance managers, chartered secretaries, corporate responsibility specialists, risk managers and internal auditors who work together to champion and protect the trusted reputation of IHG and its brands, including brand and intellectual property protection.

•    IHG aims to embed a responsible business culture throughout the organisation, leveraging our Winning Ways (see page 21) to encourage those working at IHG to promote and protect our trusted reputation. To assist with this, we have in place various internal programmes, policies and training, including our Code of Conduct.

•    IHG’s proactive risk-based approach to hotel safety and security (summarised on page 35) aims to ensure guest and employee safety and the security of hotels and office buildings. IHG has also put in place a crisis management programme to ensure our hotels and corporate offices are prepared for unexpected or unknown events.

Strategic Report 37

Key performance indicators (KPIs)

We measure our performance through a holistic set of carefully selected KPIs to monitor our success in achieving our strategy and the progress of our Group to deliver high-quality growth. The KPIs are organised around the elements of our strategy – our Winning Model and Targeted Portfolio, and Disciplined Execution.

Winning Model and Targeted Portfolio

KPIs	2013 progress	2014 priorities

Net rooms supply[2] Growth in fee revenues[2] At constant currency

•     IHG System size of 686,873 rooms (4,697 hotels) reflecting 1.6% net IHG System size growth. The slower growth rate reflects a higher level of removals to maintain the quality of our estate, including 17 hotels for which significant liquidated damages totalling $46m were received.

•     Completed disposal of our leasehold interest in the InterContinental London Park Lane and agreed to dispose of 80% of our interest in the InterContinental New York Barclay, retaining 20% in a joint venture, and entered into long-term management contracts on both hotels.

•     Pipeline of 180,461 rooms (1,120 hotels), including 21 hotels in the pipeline for the HUALUXE brand and five hotels in the pipeline for the EVEN brand (three of which are owned).

•     Lower growth in fee revenues compared to 2012 reflects a combination of lower RevPAR growth and lower net IHG System size growth in 2013.

•     An increasing number of open hotels in developing markets, which drive incremental fees at a lower rate, also contributed to lower growth in fee revenues.

•     Accelerate growth strategies in priority markets and key locations in agreed scale markets and continue to leverage scale.

•     Support growth of our new brands EVEN Hotels and HUALUXE Hotels & Resorts, opening our first hotels.

Total gross revenue Actual $bn System contribution to revenue[1]

•     Total gross revenue from hotels in IHG’s System – $21.6bn, up 2%.

•     Loyalty programme relaunched to IHG Rewards Club offering enhanced benefits for members, including free internet access across our hotels globally – driving a 10 percentage point increase in awareness of IHG as a brand family.

•     Enrolled 6m new members (up 8% on 2012) to IHG Rewards Club, taking the total to 77.4m members.

•     Continue to strengthen IHG’s revenue delivery systems to deliver profitable demand to hotels.

•     Continue to drive loyalty to our portfolio of brands, driving awareness of IHG Rewards Club and leveraging this across our brands and regions.

•     Continue to drive adoption and impact of our performance tools, systems and processes amongst our owners.

•     Continue with investment in technology systems and platforms.

Employee Engagement survey scores

•     Continued to deliver against our people strategy, increasing our employee engagement by 3.1% and recognised externally as an employer of choice (see page 23).

•     Launched bespoke, country-specific careers web pages and/or websites in India, Russia and Greater China to continue our aim to be employer of choice.

•     Strengthen our approach to developing leaders and invest in tools and training that build leadership capabilities.

•     Continue to build a winning culture through strong leadership and performance management.

•     Continue to strengthen our talent pipeline to meet our growth ambitions.

Global RevPAR growth[1,2] Comparable hotels, constant $ Guest HeartBeat[1] 2011 Not applicable

•     Growth in global RevPAR has slowed in 2013, reflecting slower growth in The Americas and IHG’s predominantly midscale focus, and more significant slow down in Greater China due to industry-wide challenges (see pages 12 and 13).

•     Recorded improvements in guest satisfaction scores in every region, for all of our brands and received external recognition through awards (see page 23).

•     Continued with the repositioning of the Crowne Plaza brand and refreshed marketing messaging for Holiday Inn and Holiday Inn Express to better reflect the differentiated brand propositions and drive brand consideration.

•     As part of simplifying and clarifying our standards for all of the brands, in 2013, we refreshed the Holiday Inn Express Standards’ manual ready for launch in January 2014.

•     Launched two General Manager training programmes to assist with General Manager development to deliver on the brand promise (see page 26).

•     Continue to strengthen the quality and consistency of the brand experience, delivering guest journeys that are differentiated by brand.

•     Continue to invest in building long-term brand preference in light of our guest occasion segmentation and the 2014 IHG Trends Report (see page 20).

•     Continue to empower our frontline teams with the tools and training to consistently deliver great guest experiences that build brand preference.

•     Continue to progress with our standards refresh across the brands.

•     Support the first openings of our new hotels for the EVEN Hotels and HUALUXE Hotels & Resorts brands.

38 IHG Annual Report and Form 20-F 2013

KPIs used to assess performance measures for remuneration plans: [1] Annual incentive plan (Annual Performance Plan) [2] Long-term incentive plan (Long Term Incentive Plan)	For more information see Directors’ Remuneration Report pages 74 to 97.

Disciplined Execution

KPIs	2013 progress	2014 priorities

Fee margins[1] * Restated for IAS19R ‘Employee Benefits’	• Group fee margins of 43.2%, up 1.3 percentage points on 2012, with scale benefits and cost efficiencies more than offsetting increased investment for future growth.	• Continue to focus on sustainable fee margin progression over the medium-term.

Number of people participating in IHG Academy programmes 2012 Not applicable 2011 Not applicable	• Opened a further 144 IHG Academy programmes, taking the total to 301, with 6,391 participants in 2013 helping us to build a strong pipeline of talent for the future.

•     Continue to expand the IHG Academy throughout our hotel estate making sure the programmes deliver positive and transformational results for participants and IHG.

•     Provide skills and improved employability to a total of 20,000 people via IHG Academy over the five-year period (2013-2017).

Value of monetary donations and in-kind support to communities by IHG, including funds deployed through IHG Shelter in a Storm Programme 2012 Not applicable 2011 Not applicable

•     Contributed a total of $1.92m in 2013 to communities through monetary donations and in-kind support, including funds deployed through the IHG Shelter in a Storm Programme.

•     $1.2m raised for the IHG Shelter Fund.

•     Responded to 15 disasters in 8 countries, including super typhoon Haiyan in the Philippines, floods in Jakarta, Buenos Aires, Canada and Mexico, tornadoes in mid-west America and wildfires in Arizona, by allocating funds to help with financial support, vital supplies and accommodation.

•     Continue to increase awareness of, and engagement with, the IHG Shelter in a Storm Programme, ensuring our hotels are prepared for disaster and able to respond quickly and effectively to help the local community and employees when needed.

•     Contribute a total of $10m over a five-year period (2013-2017) to communities through monetary donations and in-kind support, including funds deployed through the IHG Shelter in a Storm Programme.

Carbon footprint per occupied room 2011 Not applicable

•     Reduced carbon footprint per occupied room by 31.2kgCO2e (reduction of 2.4% on 2012 baseline) across our entire estate

•     Carbon Disclosure Project disclosure rating of 85B (the joint highest-scoring hotel company in the FTSE 350, Standard & Poor’s 500 and Global 500).

•     Reduce carbon footprint per occupied room by 12% across our entire estate (over a five-year period (2013-2017) using 2012 baseline).

•     Continue to drive quality of use of IHG Green Engage to reduce impact on the environment, enable cost savings and drive revenue.

Water use per occupied room in water stressed areas 2011 Not applicable	• Reduced water use per occupied room by 0.56m3 (reduction of 4.6% on 2012 baseline) in water-stressed areas.	• Reduce water use per occupied room by 12% in water-stressed areas across our estate (over a five-year period (2013-2017) using 2012 baseline).

Our regional priorities are set out on pages 42, 44, 46 and 48.

For definitions of each of the above KPIs see the Glossary on pages 186 and 187.

Strategic Report 39

Performance

Group

Group results	12 months ended 31 December
	2013 $m	2012[1] $m	2013 vs 2012 % change	2011[1] $m	2012 vs 2011 % change
Revenue
Americas	916	837	9.4	830	0.8
Europe	400	436	(8.3)	405	7.7
AMEA	230	218	5.5	216	0.9
Greater China	236	230	2.6	205	12.2
Central	121	114	6.1	112	1.8
Total	1,903	1,835	3.7	1,768	3.8
Operating profit
Americas	550	486	13.2	451	7.8
Europe	105	112	(6.3)	100	12.0
AMEA	86	88	(2.3)	84	4.8
Greater China	82	81	1.2	67	20.9
Central	(155)	(162)	4.3	(154)	(5.2)
Operating profit before exceptional items	668	605	10.4	548	10.4
Exceptional operating items	5	(4)	n/a	57	(107.0)
	673	601	12.0	605	(0.7)
Net financial expenses	(73)	(54)	(35.2)	(62)	12.9
Profit before tax	600	547	9.7	543	0.7
Earnings per ordinary share
Basic	140.9¢	187.1¢	(24.7)	160.9¢	16.3
Adjusted	158.3¢	139.0¢	13.9	127.7¢	8.8
Average US dollar to sterling exchange rate	$1: £0.64	$1: £0.63	1.6	$1: £0.62	1.6

[1]	With effect from 1 January 2013 the Group has adopted IASI9 (Revised) ‘Employee Benefits’ resulting in an additional charge to operating profit before exceptional items of $9m for the year ended 31 December 2012 and $11m for the year ended 31 December 2011.

Accounting principles

The Group results are prepared under International Financial Reporting Standards (IFRS). The application of IFRS requires management to make judgements, estimates and assumptions and those considered critical to the preparation of the Group results are set out on pages 115 and 116 of the Group Financial Statements.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this Performance review are calculated after eliminating these exceptional items. Such indicators are prefixed with ‘adjusted’. An analysis of exceptional items is included in note 5 on page 124 of the Group Financial Statements.

Highlights for the year ended 31 December 2013

The results for the year reflect the varying economic, physical and social factors influencing the markets that the Group operates in. In the US, favourable supply and demand dynamics have resulted in a strong performance albeit this was tempered slightly by the October government shutdown. In Europe, despite continuing economic challenges, the performance in key markets has remained relatively resilient whilst in AMEA there has been strong growth in key markets including Japan and Southeast Asia but weaker fundamentals in India and specific countries in the Middle East. Greater China overall has experienced slower macroeconomic growth and the hotel industry has also been impacted by a number of one-off events. With this background, overall Group revenue increased by $68m (3.7%) to $1,903m and operating profit before exceptional items increased by $63m (10.4%) to $668m.

On 1 May 2013, IHG completed the disposal of its leasehold interest in the InterContinental London Park Lane for gross proceeds of $469m and entered into a 30-year management contract with three 10-year extension rights.

On an underlying basis, defined as reported results, excluding those from the InterContinental London Park Lane whilst under IHG ownership, results from managed leased hotels, together with the benefit of $46m liquidated damages receipts in 2013 and a $3m liquidated damages receipt in 2012, revenue and operating profit increased by $68m (4.2%) and $44m (7.8%) respectively when translated at constant currency and applying 2012 exchange rates.

Fee revenue* increased by 4.3%, with Group RevPAR (see Glossary on pages 186 and 187) growth of 3.8% over the period (including an increase in average daily rate of 1.8%) and IHG System size growth of 1.6% to 686,873 rooms.

At constant currency, net central overheads decreased from $162m to $157m in 2013 ($155m at actual currency), helped by continued tight cost control, as well as additional technology fee income.

Operating profit margin was 43.2%, up 1.3 percentage points on 2012, after adjusting for owned and leased hotels, managed leases and significant liquidated damages.

Profit before tax increased by $53m to $600m. Adjusted earnings per ordinary share increased by 13.9% to 158.3¢.

Highlights for the year ended 31 December 2012

Revenue increased by 3.8% to $1,835m and operating profit before exceptional items increased by 10.4% to $605m during the 12 months ended 31 December 2012.

Fee revenue*, increased by 6.8% when translated at constant currency and applying 2011 exchange rates.

The 2012 results reflect continued RevPAR growth in each of the regions, with an overall RevPAR increase of 5.2%, including a 3.2% increase in average daily rate. The results also benefited from IHG System size growth of 2.7% year–on–year to 675,982 rooms. Group RevPAR growth remained robust for the year, reflecting favourable supply and demand dynamics in the US over 2011, although trading was also affected by the impact of Eurozone uncertainty as well as industry–wide challenges in Greater China in the latter part of the year.

Operating profit improved in each of the regions. RevPAR growth of 6.1% in The Americas helped drive an operating profit increase of $42m (9.5%), after excluding the benefit of a $3m liquidated damages receipt in 2012 and a $10m liquidated damages receipt in 2011. Operating profit in Europe increased by $12m (12.0%), with RevPAR growth of 1.7%. Operating profit in AMEA increased by $13m (17.3%) after adjusting for a $6m liquidated damages receipt in 2011 and the disposal of a hotel asset and partnership interest that contributed $3m in profits in 2011, reflecting RevPAR growth of 4.9%. Strong operating profit growth of $14m in Greater China reflected an 11.6% increase in IHG System size as well as 5.4% RevPAR growth.

At constant currency, central overheads increased from $154m in 2011 to $164m in 2012 ($162m at actual currency), reflecting investment in infrastructure and capabilities to support the growth of the business.

*	Fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages at constant currency.

40 IHG Annual Report and Form 20-F 2013

Global total gross revenue	12 months ended 31 December
	2013 $bn	2012 $bn	% change
InterContinental	4.5	4.5	–
Crowne Plaza	4.0	4.0	–
Holiday Inn	6.2	6.3	(1.6)
Holiday Inn Express	5.2	4.8	8.3
Staybridge Suites	0.6	0.6	–
Candlewood Suites	0.6	0.5	20.0
Hotel Indigo	0.2	0.2	–
Other	0.3	0.3	–
Total	21.6	21.2	1.9

One measure of IHG System performance is the growth in total gross revenue, defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.

Total gross revenue increased by 1.9% (2.8% increase at constant currency) to $21.6bn. Total gross revenue for Holiday Inn decreased by $0.1bn (1.6%), primarily because the number of rooms open under the brand fell by 6,911, driven by the removal of 10,933 rooms in the US reflecting the Group’s ongoing focus on quality.

Global hotel and room count		Hotels		Rooms
At 31 December	2013	Change over 2012	2013	Change over 2012
Analysed by brand
InterContinental	178	8	60,103	2,789
Crowne Plaza	391	(1)	108,891	584
Holiday Inn[1]	1,216	(31)	224,577	(6,911)
Holiday Inn Express	2,258	66	214,597	8,966
Staybridge Suites	196	7	21,518	822
Candlewood Suites	312	13	29,778	1,103
Hotel Indigo	55	5	6,199	538
Other	91	28	21,210	3,000
Total	4,697	95	686,873	10,891
Analysed by ownership type
Franchised	3,977	43	502,187	1,395
Managed	711	53	180,724	9,726
Owned and leased	9	(1)	3,962	(230)
Total	4,697	95	686,873	10,891

[1]	Includes 10 Holiday Inn Club Vacations (3,701 rooms) and 38 Holiday Inn Resort properties (8,818 rooms) (2012: 10 Holiday Inn Club Vacations (3,701 rooms) and 37 Holiday Inn Resort properties (8,806 rooms)).

During 2013, the global IHG System (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) increased by 95 hotels (10,891 rooms).

The Group continued to expand its global footprint, opening hotels in 33 different countries and territories. More than a third of 2013 openings were in developing markets, as classified by The World Bank, with 21% of the closing rooms balance located in these markets, representing an increase of two percentage points from 31 December 2012. Removals of 142 hotels (24,576 rooms) increased from the previous year (104 hotels, 16,288 rooms) reflecting the Group’s ongoing focus on improving the quality of the estate.

Openings of 237 hotels (35,467 rooms) were 4.6% higher than in 2012. This included 115 hotels (12,448 rooms) in the Holiday Inn brand family in The Americas and 33 hotels (4,061 rooms) as part of the US government’s Privatisation of Army Lodgings (PAL) initiative. 23 hotels (7,669 rooms) were opened in Greater China across five brands in 2013, up 1.1% from last year, with the Europe and AMEA regions contributing openings of 21 hotels (3,528 rooms) and 20 hotels (4,495 rooms) respectively.

In May 2013, the Group completed the disposal of its leasehold interest in the InterContinental London Park Lane and on 19 December 2013, announced the disposal of an 80% interest in the InterContinental New York Barclay for gross proceeds of $240m, with IHG holding the remaining 20% interest. The transaction is expected to be completed in the first quarter of 2014. The Group has secured a 30-year management contract on the hotel, with two 10-year extension rights at IHG’s discretion.

In February 2014, the Group signed an agreement to sell the InterContinental Mark Hopkins San Francisco for $120m in cash and enter into a long-term management contract on the hotel. The hotel had a net book value of $90m at 31 December 2013.

Global pipeline		Hotels		Rooms
At 31 December	2013	Change over 2012	2013	Change over 2012
Analysed by brand
InterContinental	51	3	16,860	1,147
Crowne Plaza	94	(4)	28,369	(2,814)
Holiday Inn[1]	264	21	50,241	5,253
Holiday Inn Express	473	21	54,744	2,984
Staybridge Suites	80	9	8,728	1,184
Candlewood Suites	80	2	6,914	172
Hotel Indigo	51	4	6,807	938
EVEN Hotels	5	4	880	650
HUALUXE	21	6	6,804	1,900
Other	1	1	114	17
Total	1,120	67	180,461	11,431
Analysed by ownership type
Franchised	778	34	86,785	3,884
Managed	339	30	93,176	7,047
Owned and leased	3	3	500	500
Total	1,120	67	180,461	11,431
Global pipeline signings	444	88	65,461	11,649

[1]	Includes 1 Holiday Inn Club Vacations (120 rooms) and 14 Holiday Inn Resort properties (3,163 rooms) (2012: Includes nil Holiday Inn Club Vacations (nil rooms) and 12 Holiday Inn Resort properties (2,390 rooms)).

At the end of 2013, the global pipeline totalled 1,120 hotels (180,461 rooms), an increase of 67 hotels (11,431 rooms) on 31 December 2012. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

The continued global demand for IHG brands is demonstrated by the Group signing hotels in 38 different countries and territories in 2013, 40% of which were in developing markets. 51% of the closing pipeline at 31 December 2013 was in developing markets, up by one percentage point compared to the previous year, including 30% in Greater China. More than 45% of the pipeline is under construction.

Excluding 35 hotels (4,118 rooms) signed as part of the US government’s PAL initiative, signings increased from 356 hotels (53,812 rooms) to 409 hotels (61,343 rooms) in 2013. This included 280 hotels (39,555 rooms) in the Holiday Inn brand family, up by 22.7% compared to 2012. More than half of this growth was contributed by Greater China, with signings increasing by 4,121 rooms to 7,343 rooms. The Greater China region signed a further 27 hotels (8,005 rooms) across other IHG brands, including the 1,002-room Holiday Inn Express Changbaishan, whilst the pipeline for HUALUXE Hotels & Resorts increased to 21 hotels (6,804 rooms). Four EVEN Hotels (644 rooms), of which three are owned and leased, were signed in The Americas, with the pipeline for this brand standing at five hotels (880 rooms) at the end of 2013. Active management out of the pipeline of deals that have become dormant or no longer viable reduced the pipeline by 18,563 rooms, compared to 31,344 rooms in 2012.

Strategic Report 41

Performance continued

The Americas

Maximise the performance and growth of our portfolio of preferred brands, focusing on our core upper midscale and upscale segments, mostly through franchise agreements, over the next three years.

2014 priorities

•	Strengthen Holiday Inn brand family leadership position by focusing the ‘mixing business with pleasure’ and ‘family time’ guest occasion segments;

•	continue to grow the Holiday Inn Express brand through innovations which meet the needs of the ‘smart traveller’ target guest;

•	continue to execute the multi-year programme to strengthen the Crowne Plaza Hotels & Resorts brand by increasing quality and consistency and enhancing the guest experience in the ‘business productivity’ guest occasion segment;

•	build on the pipeline of the EVEN Hotels brand and support the opening of our first hotels for the brand; and

•	drive high-quality revenues at our hotels by continuing to embed our operational tools, strengthening hotel-level capabilities through certifications, and driving revenue through our direct channels.

Americas comparable RevPAR movement on previous year			12 months ended 31 December 2013
Franchised		Managed

Crowne Plaza	4.8%	InterContinental	12.6%

Holiday Inn	2.6%	Crowne Plaza	13.9%

Holiday Inn Express	3.4%	Holiday Inn	10.6%

All brands	3.2%	Staybridge Suites	19.8%

		Candlewood Suites	19.3%

		All brands	13.9%

		Owned and leased

		All brands	6.0%

Americas results	12 months ended 31 December
	2013 $m	2012 $m	2013 vs 2012 % change	2011 $m	2012 vs 2011 % change
Revenue
Franchised	576	541	6.5	502	7.8
Managed	128	97	32.0	124	(21.8)
Owned and leased	212	199	6.5	204	(2.5)
Total	916	837	9.4	830	0.8
Percentage of Group Revenue	48.1	45.6	2.5	46.9	(1.3)
Operating profit before exceptional items
Franchised	499	466	7.1	431	8.1
Managed	74	48	54.2	52	(7.7)
Owned and leased	30	24	25.0	17	41.2
	603	538	12.1	500	7.6
Regional overheads	(53)	(52)	(1.9)	(49)	(6.1)
Total	550	486	13.2	451	7.8
Percentage of Group Operating profit before central overheads and exceptional items	66.8	63.4	3.4	64.2	(0.8)

Highlights for the year ended 31 December 2013

In The Americas, the largest proportion of rooms is operated under the franchise business model (91% of rooms in The Americas operate under this model) primarily in the upper midscale segment (Holiday Inn brand family). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas the majority of the InterContinental branded hotels are operated under franchise and management agreements. With 3,616 hotels (451,424 rooms), The Americas represented 66% of the Group’s room count and 67% of the Group’s operating profit before central overheads and exceptional operating items during the year ended 31 December 2013. The key profit producing region is the US, although the Group is also represented in each of Latin America, Canada, Mexico and the Caribbean.

In 2013, the Group focused on the continued development of its preferred brands and the deployment of IHG operational tools across the estate. 13 Crowne Plaza hotels left the Americas System partly reflecting the impact of the Crowne Plaza repositioning programme, and for our newest brand, EVEN Hotels, four new hotels were added to the pipeline, with the first expected to open in 2014. For Holiday Inn the focus on quality continued and 57 hotels were removed from the Americas System whilst 115 new Holiday Inn brand family hotels were opened.

Revenue and operating profit before exceptional items increased by $79m (9.4%) to $916m and by $64m (13.2%) to $550m respectively. On an underlying basis, revenue and operating profit increased by $52m (6.5%) and $36m (7.5%) respectively. Revenue and operating profit were adversely impacted by $8m lower fees on the exit of eight Holiday Inn hotels owned by FelCor Lodging Trust but were positively impacted by the benefit of a $31m liquidated damages receipt in 2013 in the managed business, compared to $3m in 2012.

The franchise business drove most of the growth in the region (excluding the liquidated damages in the managed estate). Franchised revenue increased by $35m (6.5%) to $576m. Royalties growth of 4.7% was driven by RevPAR growth of 3.2%, including 3.4% for Holiday Inn Express, together with a 0.7% increase in available rooms. Operating profit increased by $33m (7.1%) to $499m. Fees from initial franchising, relicensing and termination of hotels also increased by $6m compared to 2012.

42 IHG Annual Report and Form 20-F 2013

Managed revenue increased by $31m (32.0%) to $128m and operating profit increased by $26m (54.2%) to $74m. Revenue and operating profit included $34m (2012 $34m) and $nil (2012 $nil) respectively from one managed lease property. Excluding results from this hotel, as well as the benefit of the $31m liquidated damages in 2013 and the $3m in 2012, revenue grew by $4m (6.7%) and operating profit decreased by $2m (4.4%) on a constant currency basis.

Owned and leased revenue increased by $13m (6.5%) to $212m and operating profit grew by $6m (25.0%) to $30m. The increase in revenue was driven by RevPAR growth of 6.0%.

Highlights for the year ended 31 December 2012

Revenue and operating profit before exceptional items increased by $7m (0.8%) to $837m and by $35m (7.8%) to $486m respectively. RevPAR increased 6.1%, with 4.1% growth in average daily rate. US RevPAR was up 6.3% in 2012 despite uncertainty regarding the presidential election and the ‘fiscal cliff’ in the latter part of the year.

Franchised revenue increased by $39m (7.8%) to $541m. Royalties growth of 8.7% was driven by RevPAR growth of 6.0%, including 6.1% for Holiday Inn Express, together with 2.3% Americas System size growth. Operating profit increased by $35m (8.1%) to $466m.

Managed revenue decreased by $27m (21.8%) to $97m and operating profit decreased by $4m (7.7%) to $48m. Revenue and operating profit included $34m (2011 $59m) and $nil (2011 $1m) respectively from managed leases. Excluding properties operated under this arrangement, as well as the benefit of a $3m liquidated damages receipt in 2012 and a $10m liquidated damages receipt in 2011, revenue and operating profit grew by $5m (9.1%) and $4m (9.8%) respectively. Growth was driven by a RevPAR increase of 7.3%, including 9.6% for Holiday Inn.

Owned and leased revenue declined by $5m (2.5%) to $199m and operating profit grew by $7m (41.2%) to $24m. Excluding the impact of disposals, revenue increased by $4m (2.1%) and operating profit increased by $8m (50.0%). The increase in revenue was driven by RevPAR growth of 6.3%, offset by the impact of the partial closure of an owned hotel in the Caribbean. The operating profit increase of $7m included a $1m year-on-year benefit from lower depreciation recorded for the InterContinental New York Barclay since the hotel was categorised as held for sale in the first quarter of 2011, after which no depreciation was charged, and a $3m year-on-year benefit relating to one-off reorganisation costs at one hotel in 2011.

Americas hotel and room count		Hotels		Rooms
At 31 December	2013	Change over 2012	2013	Change over 2012
Analysed by brand
InterContinental	51	(2)	17,453	(303)
Crowne Plaza	176	(7)	47,057	(1,673)
Holiday Inn[1]	786	(34)	138,830	(7,831)
Holiday Inn Express	1,985	54	174,431	6,033
Staybridge Suites	188	5	20,309	522
Candlewood Suites	312	13	29,778	1,103
Hotel Indigo	37	–	4,344	37
Other	81	32	19,222	3,919
Total	3,616	61	451,424	1,807

Analysed by ownership type
Franchised	3,394	40	408,875	1,026
Managed	217	21	40,147	564
Owned and leased	5	–	2,402	217
Total	3,616	61	451,424	1,807
Percentage of Group hotel and room count	77.0	(0.2)	65.7	(0.8)

[1]	Includes 10 Holiday Inn Club Vacations (3,701 rooms) and 18 Holiday Inn Resort properties (4,438 rooms) (2012: 10 Holiday Inn Club Vacations (3,701 rooms) and 17 Holiday Inn Resort properties (4,240 rooms)).

The Americas System size increased by 61 hotels (1,807 rooms) to 3,616 hotels (451,424 rooms) during 2013. 173 hotels (19,775 rooms) opened in the year, compared to 148 hotels (16,618 rooms) in 2012 and included 33 hotels (4,061 rooms) as part of the US government’s PAL initiative. Openings included 115 hotels (12,448 rooms) in the Holiday Inn brand family, representing more than 60% of the region’s openings. 19 hotels (1,705 rooms) opened as Staybridge Suites hotels and Candlewood Suites hotels, IHG’s extended-stay brands.

112 hotels (17,968 rooms) were removed from the Americas System in 2013, compared to 66 hotels (9,199 rooms) in 2012. More than 60% of 2013 removals were Holiday Inn hotels in the US (53 hotels, 10,933 rooms). 13 Crowne Plaza hotels (3,326 rooms) were removed in 2013, partly reflecting the impact of the Group’s Crowne Plaza repositioning programme. The increase in removals reflects the Group’s ongoing focus on improving the quality of the estate, particularly Holiday Inn.

Americas pipeline		Hotels		Rooms
At 31 December	2013	Change over 2012	2013	Change over 2012
Analysed by brand
InterContinental	6	2	1,437	512
Crowne Plaza	16	–	3,228	(509)
Holiday Inn[1]	139	–	19,344	517
Holiday Inn Express	358	13	33,488	1,100
Staybridge Suites	71	7	7,495	847
Candlewood Suites	80	2	6,914	172
Hotel Indigo	23	–	3,118	42
EVEN Hotels	5	4	880	650
Other	1	1	114	114
Total	699	29	76,018	3,445
Analysed by ownership type
Franchised	678	19	72,019	1,729
Managed	18	7	3,499	1,216
Owned and leased	3	3	500	500
Total	699	29	76,018	3,445

[1]	Includes 1 Holiday Inn Club Vacations (120 rooms) and 5 Holiday Inn Resort properties (694 rooms) (2012: nil Holiday Inn Club Vacations (nil rooms) and 5 Holiday Inn Resort properties (640 rooms)).

The Americas pipeline totalled 699 hotels (76,018 rooms) as at 31 December 2013, representing an increase of 29 hotels (3,445 rooms) over 31 December 2012. Strong signings of 305 hotels (33,884 rooms), demonstrating the continued demand for IHG brand hotels, were ahead of last year by 79 hotels (8,348 rooms) and included 35 hotels (4,118 rooms) signed as part of the US government’s PAL initiative. The majority of 2013 signings were within the Holiday Inn brand family (193 hotels, 20,544 rooms), up by 8.9% compared to 2012. Four more hotels (644 rooms) were added for the EVEN Hotels brand, taking the total pipeline to five hotels (880 rooms), with the first hotel for the brand expected to open in 2014. Staybridge Suites and Candlewood Suites, IHG’s extended stay hotel brands, also contributed signings of 57 hotels (5,406 rooms), up by 50.2% compared to 2012.

103 hotels (10,664 rooms) were terminated from the pipeline in 2013, significantly down from terminations in 2012 (183 hotels, 20,795 rooms).

Strategic Report 43

Performance continued

Europe

Continue to grow in priority markets and across key cities, and improve underlying margin through operational excellence over the next three years.

2014 priorities

•	Accelerate growth in our priority markets and in key gateway cities across the region;

•	continue to expand Hotel Indigo across the region in key gateway cities and launch the Holiday Inn Express brand in the Commonwealth of Independent States (CIS);

•	continue to improve guest experience and satisfaction by creating a culture focused on quality, accelerating the rollout of innovation and building a suite of tools that enable hotels to deliver operational excellence; and

•	deliver topline outperformance at our hotels by embedding our revenue and sales tools, and driving our commercial delivery and people platforms.

Europe comparable RevPAR movement on previous year	12 months ended 31 December 2013
Franchised
All brands	1.5%
Managed
All brands	2.0%
Owned and leased
InterContinental	5.3%

Europe results	12 months ended 31 December
	2013 $m	2012 $m	2013 vs 2012 % change	2011 $m	2012 vs 2011 % change
Revenue
Franchised	104	91	14.3	86	5.8
Managed	156	147	6.1	118	24.6
Owned and leased	140	198	(29.3)	201	(1.5)
Total	400	436	(8.3)	405	7.7
Percentage of Group Revenue	21.0	23.8	(2.8)	22.9	0.9
Operating profit before exceptional items
Franchised	79	65	21.5	65	–
Managed	30	32	(6.3)	26	23.1
Owned and leased	30	50	(40.0)	49	2.0
	139	147	(5.4)	140	5.0
Regional overheads	(34)	(35)	2.9	(40)	12.5
Total	105	112	(6.3)	100	12.0
Percentage of Group Operating profit before central overheads and exceptional items	12.8	14.6	(1.8)	14.2	0.4

Highlights for the year ended 31 December 2013

In Europe, the largest proportion of rooms is operated under the franchise business model primarily in the upper midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised whereas the majority of the InterContinental branded hotels are operated under management agreements. Comprising 629 hotels (102,066 rooms) at the end of 2013, Europe represented 15% of the Group’s room count and 13% of the Group’s operating profit before central overheads and exceptional operating items during the year ended 31 December 2013. Profits are primarily generated from hotels in the UK and Continental European gateway cities.

Economic conditions across Europe in 2013 remained challenging but the industry and the Group remained relatively resilient to this, especially in the main markets and in 2013 good progress was made on key priorities for the region. Three new Hotel Indigo hotels were opened and there are now 15 in the pipeline, an increase of two over 2012. In line with a focus on growth in priority markets and key gateway cities, new signings totalled 50 hotels with 18 in the UK, six in Germany and ten in the CIS. Additionally, new openings included the InterContinental Marseille – Hotel Dieu and the InterContinental Davos. Hotel openings were down, year on year, but the pipeline grew and new signings increased over 2012 levels. Continued progress was made on the Group’s asset-light strategy with the sale of the InterContinental London Park Lane in May.

Revenue and operating profit before exceptional items decreased by $36m (8.3%) to $400m and by $7m (6.3%) to $105m respectively. On an underlying basis, revenue and operating profit increased by $9m (3.4%) and $8m (10.4%) respectively. Overall, RevPAR in Europe increased by 1.7%. The UK achieved RevPAR growth of 3.0%, with particularly strong performance in the final quarter of 2013 with RevPAR increasing 7.3%. RevPAR in Germany increased by 0.8% despite a weaker year-on-year trade fair calendar, whilst IHG hotels in the CIS collectively achieved RevPAR growth of 2.7%.

44 IHG Annual Report and Form 20-F 2013

Franchised revenue increased by $13m (14.3%) to $104m, whilst operating profit increased by $14m (21.5%) to $79m. Excluding the benefit of a $9m liquidated damages receipt in 2013, revenue and operating profit increased by $4m (4.4%) and $5m (7.7%) respectively. Growth was mainly driven by an increase in royalties of 7.0% (6.3% at constant currency) reflecting RevPAR growth of 1.5%, partly offset by a 0.2% decline in available rooms.

Managed revenue increased by $9m (6.1%) to $156m and operating profit decreased by $2m (6.3%) to $30m. Revenue and operating profit included $89m (2012 $80m) and $2m (2012 $2m) respectively from managed leases. Excluding properties operated under this arrangement and on a constant currency basis, revenue was flat and operating profit decreased by $1m (3.3%).

In the owned and leased estate, revenue decreased by $58m (29.3%) to $140m and operating profit decreased by $20m (40.0%) to $30m. At constant currency and excluding the impact of the disposal of the InterContinental London Park Lane, the Group’s remaining owned hotel in Europe, the InterContinental Paris Le Grand, delivered a revenue increase of $5m (4.6%) with RevPAR growth of 5.3%. Operating profit increased by $4m (23.5%), benefiting from a one-off $3m property tax recovery in the year.

Highlights for the year ended 31 December 2012

Revenue and operating profit before exceptional items increased by $31m (7.7%) to $436m and by $12m (12.0%) to $112m respectively. RevPAR increased 1.7%, with 1.2% growth in average daily rate despite challenging economic conditions across Europe.

Franchised revenue increased by $5m (5.8%) to $91m, whilst operating profit was flat at $65m. At constant currency, revenue increased by $8m (9.3%) and operating profit increased by $3m (4.6%). Growth was mainly driven by an increase in royalties of 2.7% (7.5% at constant currency) reflecting RevPAR growth of 1.8%, together with Europe System size growth of 4.0%.

Managed revenue increased by $29m to $147m (24.6%) and operating profit increased by $6m (23.1%) to $32m. Revenue and operating profit included $80m (2011 $46m) and $2m (2011 $nil) respectively from managed leases. Excluding properties operated under this arrangement and on a constant currency basis, revenue decreased by $1m (1.4%) reflecting a 4.3% decrease in System size partially offset by RevPAR growth of 1.0%. On the same basis, operating profit grew by $5m (19.2%).

In the owned and leased estate, revenue decreased by $3m (1.5%) to $198m and operating profit increased by $1m (2.0%) to $50m. At constant currency and excluding the impact of disposals, revenue increased by $10m (5.1%) and operating profit increased by $4m (8.3%). The InterContinental London Park Lane and the InterContinental Paris Le Grand delivered year-on-year RevPAR growth of 8.0% and 2.5% respectively.

Europe hotel and room count		Hotels		Rooms
At 31 December	2013	Change over 2012	2013	Change over 2012
Analysed by brand
InterContinental	31	1	9,525	131
Crowne Plaza	83	(1)	19,522	(44)
Holiday Inn[1]	282	(6)	45,621	(989)
Holiday Inn Express	215	3	25,371	468
Staybridge Suites	5	1	784	179
Hotel Indigo	13	3	1,243	294
Total	629	1	102,066	39
Analysed by ownership type
Franchised	528	–	79,517	(382)
Managed	100	2	22,079	868
Owned and leased	1	(1)	470	(447)
Total	629	1	102,066	39
Percentage of Group hotel and room count	13.4	(0.2)	14.9	(0.2)

[1]	Includes 2 Holiday Inn Resort properties (212 rooms) (2012: 3 Holiday Inn Resort properties (362 rooms)).

During 2013, Europe System size increased by one hotel (39 rooms) to 629 hotels (102,066 rooms). The Group opened 21 hotels (3,528 rooms) in Europe in 2013, compared to 39 hotels (5,477 rooms) in 2012. 2013 openings included two InterContinental hotels, the 194-room InterContinental Marseille – Hotel Dieu, the fourth for the brand in France, and the 216-room InterContinental Davos in Switzerland. Three further Hotel Indigo properties (293 rooms) were opened in 2013, comprising a third hotel for the brand in Germany and first openings in Spain and Israel.

20 hotels (3,489 rooms) left the Europe System in the period, compared to 23 hotels (3,335 rooms) in the previous year.

Europe pipeline		Hotels		Rooms
At 31 December	2013	Change over 2012	2013	Change over 2012
Analysed by brand
InterContinental	2	–	653	249
Crowne Plaza	12	–	2,624	(145)
Holiday Inn	35	15	6,612	2,345
Holiday Inn Express	43	–	6,016	(268)
Staybridge Suites	3	2	298	130
Hotel Indigo	15	2	1,576	284
Total	110	19	17,779	2,595
Analysed by ownership type
Franchised	97	14	14,119	1,933
Managed	13	5	3,660	662
Total	110	19	17,779	2,595

The Europe pipeline totalled 110 hotels (17,779 rooms) as at 31 December 2013, representing an increase of 19 hotels (2,595 rooms) over 31 December 2012. New signings of 50 hotels (7,542 rooms), compared to 48 hotels (7,023 rooms) in 2012, included 18 hotel signings in the UK (2,436 rooms), including signings for six different brands in London, notably the 453-room InterContinental London – The O2. The Group also signed six new hotels (1,116 rooms) in Germany and ten new hotels (1,737 rooms) in countries in the CIS.

10 hotels (1,419 rooms) were removed from the pipeline in 2013, compared to 16 hotels (3,044 rooms) in 2012.

Strategic Report 45

Performance continued

Asia, Middle East and Africa (AMEA)

Execute our strategic plans to strengthen our brands and increase our revenue share through operational excellence and outperformance over the next three years.

2014 priorities

•	Build preferred brands and strengthen our position in priority markets and key gateway cities;

•	accelerate growth of our core brands across the region with a particular focus on emerging markets;

•	expand our portfolio of brands, including continuing to accelerate the growth of the Holiday Inn Express brand; and

•	continue to deliver operational excellence to improve guest satisfaction and deliver high-quality revenues by embedding our revenue tools, system delivery platforms, responsible business practices and People Tools built upon high performance winning culture.

AMEA comparable RevPAR movement on previous year	12 months ended 31 December 2013
Franchised
All brands	9.6%
Managed
All brands	5.6%

AMEA results	12 months ended 31 December
	2013 $m	2012 $m	2013 vs 2012 % change	2011 $m	2012 vs 2011 % change
Revenue
Franchised	16	18	(11.1)	19	(5.3)
Managed	170	152	11.8	151	0.7
Owned and leased	44	48	(8.3)	46	4.3
Total	230	218	5.5	216	0.9
Percentage of Group Revenue	12.1	11.9	0.2	12.2	(0.3)
Operating profit before exceptional items
Franchised	12	12	–	12	–
Managed	92	90	2.2	87	3.4
Owned and leased	4	6	(33.3)	5	20.0
	108	108	–	104	3.8
Regional overheads	(22)	(20)	(10.0)	(20)	–
Total	86	88	(2.3)	84	4.8
Percentage of Group Operating profit before central overheads and exceptional items	10.4	11.5	(1.1)	12.0	(0.5)

Highlights for the year ended 31 December 2013

In AMEA, 81% of rooms are operated under the managed business model. The region’s hotels are in the luxury, upscale and upper midscale segments. Comprising 244 hotels (64,838 rooms) at 31 December 2013, AMEA represented 9% of the Group’s room count and 10% of the Group’s operating profit before central overheads and exceptional operating items during the year ended 31 December 2013.

The number of hotels open in the region increased by 12 in 2013 reflecting delivery against the key priorities of growing the distribution of our core brands and strengthening our position in key strategic markets. The openings included the InterContinental in Osaka and five hotels in India – overall openings totalled 20 hotels against 16 in 2012. Signings into the pipeline remained at 2012 levels which should provide a strong growth platform.

Revenue increased by $12m (5.5%) to $230m and operating profit decreased by $2m (2.3%) to $86m. On an underlying basis, revenue and operating profit decreased by $6m (2.8%) and $7m (8.0%) respectively. The results included a $6m benefit from liquidated damages in 2013. RevPAR increased by 6.1%, with 3.0% growth in average daily rate. AMEA is a geographically diverse region and performance is impacted by political and economic factors affecting different countries. The Middle East delivered RevPAR growth of 2.9%, driven by strength in the United Arab Emirates and Saudi Arabia, though continuing political uncertainty impacted some of our other markets in the region, particularly Egypt and Lebanon. Performance in Japan was strong, with RevPAR increasing by 9.6%, whilst Australia also achieved solid RevPAR growth of 2.8%. RevPAR growth in developing markets remained buoyant, led by 12.2% RevPAR growth in Indonesia. Revenue and operating profit growth were muted by a $6m negative year-on-year impact from the renewal of a small number of long-standing contracts onto current commercial terms. In addition, there was a $4m negative impact from similar contracts that were not renewed.

Franchised revenue decreased by $2m (11.1%) to $16m, whilst operating profit was flat at $12m.

46 IHG Annual Report and Form 20-F 2013

Managed revenue and operating profit increased by $18m (11.8%) to $170m and by $2m (2.2%) to $92m respectively. During 2013, a new property opened under an operating lease structure, with the same characteristics as a management contract, contributing revenue of $21m and operating profit of $1m. Excluding this property together with the benefit of the $6m liquidated damages receipt in 2013, revenue and operating profit decreased by $4m (2.6%) and $4m (4.4%) respectively at constant currency. RevPAR increased by 5.6%, with AMEA System size up 2.6%.

In the owned and leased estate, revenue and operating profit decreased by $4m (8.3%) to $44m and by $2m (33.3%) to $4m respectively, driven by a 7.3% RevPAR decline.

Highlights for the year ended 31 December 2012

Revenue and operating profit before exceptional items increased by $2m (0.9%) to $218m and by $4m (4.8%) to $88m respectively. RevPAR increased 4.9%, with 1.2% growth in average daily rate, with robust trading in Southeast Asia and Japan, partly offset by continuing uncertainty impacting some markets in the Middle East.

On both a constant and actual currency basis, franchised revenue decreased by $1m (5.3%) to $18m and operating profit was flat at $12m.

Managed revenue and operating profit increased by $1m (0.7%) to $152m and by $3m (3.4%) to $90m respectively. At constant currency, excluding the benefit of a $6m liquidated damages receipt in 2011 and after adjusting for the disposal of a hotel asset and partnership interest in Australia, which contributed $3m to operating profit in 2011, revenue and operating profit increased by $7m (4.8%) and $11m (14.1%) respectively. RevPAR growth was 4.6% and although year-end AMEA System size was 7.1% higher than at the end of 2011, due to the phasing of openings towards the end of the year, rooms available during the year grew by only 2.2%. Operating profit in 2012 benefited from a $1m increase in profit from an associate and $2m lower year-on-year bad debt expense.

In the owned and leased estate, revenue and operating profit increased by $2m (4.3%) to $48m and by $1m (20.0%) to $6m respectively.

AMEA hotel and room count		Hotels		Rooms
At 31 December	2013	Change over 2012	2013	Change over 2012
Analysed by brand
InterContinental	67	2	21,383	592
Crowne Plaza	67	2	19,078	519
Holiday Inn[1]	81	6	18,464	1,024
Holiday Inn Express	16	4	3,500	623
Staybridge Suites	3	1	425	121
Other	10	(3)	1,988	(778)
Total	244	12	64,838	2,101
Analysed by ownership type
Franchised	51	3	11,611	751
Managed	191	9	52,640	1,350
Owned and leased	2	–	587	–
Total	244	12	64,838	2,101
Percentage of Group hotel and room count	5.2	0.2	9.4	0.1

[1]	Includes 14 Holiday Inn Resort properties (2,965 rooms) (2012: 14 Holiday Inn Resort properties (3,311 rooms)).

The AMEA hotel and room count in the year increased by 12 hotels (2,101 rooms) to 244 hotels (64,838 rooms). The level of openings increased from 16 hotels (4,243 rooms) in 2012 to 20 hotels (4,495 rooms) in 2013. This included two hotel openings (624 rooms) for the InterContinental brand, including the 272-room InterContinental Osaka, and five hotels in India (818 rooms) in 2013, including Crowne Plaza and Holiday Inn conversions in New Delhi’s emerging business district of Mayur Vihar.

Eight hotels (2,394 rooms) were removed from the AMEA System in 2013, compared to 12 hotels (2,589 rooms) in 2012.

AMEA pipeline		Hotels		Rooms
At 31 December	2013	Change over 2012	2013	Change over 2012
Analysed by brand
InterContinental	21	1	5,378	12
Crowne Plaza	14	(4)	4,048	(1,297)
Holiday Inn[1]	49	2	12,341	1,446
Holiday Inn Express	39	4	7,980	889
Staybridge Suites	6	–	935	207
Hotel Indigo	8	2	1,392	460
Total	137	5	32,074	1,717
Analysed by ownership type
Franchised	3	1	647	222
Managed	134	4	31,427	1,495
Total	137	5	32,074	1,717

[1]	Includes 6 Holiday Inn Resort properties (1,579 rooms) (2012: 4 Holiday Inn Resort properties (900 rooms)).

The AMEA pipeline totalled 137 hotels (32,074 rooms) as at 31 December 2013, compared to 132 hotels (30,357 rooms) as at 31 December 2012. Signings of 36 hotels (8,687 rooms) were broadly in line with last year and included 26 hotels (6,546 rooms) in the Holiday Inn brand family, notably the 1,230-room Holiday Inn Makkah Al Aziziah in Saudi Arabia, which is set to be the largest Holiday Inn in the world when it opens. Three InterContinental hotels (671 rooms) were signed during 2013, including the 140-room InterContinental Sydney Double Bay in Australia.

11 hotels (2,475 rooms) were removed from the pipeline in 2013, compared to 10 hotels (2,850 rooms) in 2012.

Strategic Report 47

Performance continued

Greater China

Maximise scale and strength and establish multi-segment local operating expertise to drive margin and expand our strong portfolio of brands over the next three years.

2014 priorities

•	Grow quality distribution and further expand our portfolio of brands especially Holiday Inn and Holiday Inn Express in tier 2 and 3 cities to cater to evolving market needs;

•	build upon the successful launch of the HUALUXE Hotels & Resorts brand and continue to drive growth and fine-tune brand standards and standard operating procedures;

•	grow talent and build a strong local talent pipeline; and

•	continue to localise IHG brands, systems, tools, processes and responsible business practices to increase efficiency and margin performance.

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2013
Managed
All brands	0.6%
Owned and leased
InterContinental	(0.1)%

Greater China results	12 months ended 31 December
	2013 $m	2012 $m	2013 vs 2012 % change	2011 $m	2012 vs 2011 % change
Revenue
Franchised	3	3	–	2	50.0
Managed	92	89	3.4	77	15.6
Owned and leased	141	138	2.2	126	9.5
Total	236	230	2.6	205	12.2
Percentage of Group Revenue	12.4	12.5	(0.1)	11.6	0.9
Operating profit before exceptional items
Franchised	5	4	25.0	3	33.3
Managed	51	51	–	43	18.6
Owned and leased	47	45	4.4	37	21.6
	103	100	3.0	83	20.5
Regional overheads	(21)	(19)	(10.5)	(16)	(18.8)
Total	82	81	1.2	67	20.9
Percentage of Group Operating profit before central overheads and exceptional items	10.0	10.6	(0.6)	9.5	1.1

Highlights for the year ended 31 December 2013

In Greater China, 96% of rooms are operated under the managed business model. The majority of hotels are in the upscale and upper midscale segments. Comprising 208 hotels (68,545 rooms) at 31 December 2013, Greater China represented 10% of the Group’s room count and 10% of the Group’s operating profit before central overheads and exceptional operating items during the year ended 31 December 2013.

Good progress was made in the year on the priorities for the region despite the challenging conditions experienced over the course of the year. Focusing on the distribution and expansion of the portfolio, a further six hotels were signed into the pipeline for HUALUXE and a further 11 for Crowne Plaza. The number of open Crowne Plaza hotels also increased by five in the year and the Holiday Inn portfolio expanded.

Despite good progress on the priorities, market conditions were challenging in the region in 2013. The hotel industry was impacted by a number of factors including the China-Japan territorial islands dispute, a series of natural disasters in Western China, particularly in the second quarter of the year, and slower macroeconomic conditions during 2013 than in prior years. Overall the region achieved RevPAR growth of 1.0% representing a significant decrease on the 5.4% growth achieved in 2012. IHG did, however, significantly outperform the industry in 2013.

Revenue and operating profit before exceptional items increased by $6m (2.6%) to $236m and by $1m (1.2%) to $82m respectively. On an underlying basis, revenue and operating profit increased by $6m (2.6%) and $2m (2.5%) respectively.

Franchised revenue was flat at $3m and operating profit increased by $1m (25.0%) to $5m.

Managed revenue increased by $3m (3.4%) to $92m and operating profit was flat at $51m. RevPAR increased by 0.6%, whilst the Greater China System size grew by 11.8%, driving a 9.2% increase in total gross revenue derived from rooms business. Total gross revenue derived from non-rooms business increased by 3.0%. Operating profit was partly offset by increased investment to drive future growth.

48 IHG Annual Report and Form 20-F 2013

Owned and leased revenue at the InterContinental Hong Kong increased by $3m (2.2%) to $141m, driven by a 4.5% increase in total gross revenue derived from non-rooms business, although this was partly offset by a RevPAR decline of 0.1%. Operating profit increased by $2m (4.4%) to $47m.

Highlights for the year ended 31 December 2012

Revenue and operating profit before exceptional items increased by $25m (12.2%) to $230m and by $14m (20.9%) to $81m respectively. RevPAR increased 5.4% with 3.1% growth in average daily rate.

Franchised revenue increased by $1m (50.0%) to $3m and operating profit by $1m (33.3%) to $4m, boosted by the opening of the 1,224-room Holiday Inn Macao Cotai Central.

Managed revenue increased by $12m (15.6%) to $89m and operating profit increased by $8m (18.6%) to $51m. RevPAR growth of 5.6% reflected continued economic growth in the region, although the whole industry was affected in the latter part of the year by the Diaoyu/Senkaku islands territorial dispute and slower macroeconomic conditions. There was also continued significant Greater China System size growth for the managed estate (9.7% rooms growth in 2012 following 14.2% rooms growth in 2011).

Owned and leased revenue increased by $12m (9.5%) to $138m and operating profit increased by $8m (21.6%) to $45m, with RevPAR growth of 6.7% at the InterContinental Hong Kong.

Regional costs increased by $3m (18.8%) to $19m reflecting increased investment in operations and infrastructure in the region.

Greater China hotel and room count		Hotels		Rooms
At 31 December	2013	Change over 2012	2013	Change over 2012
Analysed by brand
InterContinental	29	7	11,742	2,369
Crowne Plaza	65	5	23,234	1,782
Holiday Inn[1]	67	3	21,662	885
Holiday Inn Express	42	5	11,295	1,842
Hotel Indigo	5	2	612	207
Other	–	(1)	–	(141)
Total	208	21	68,545	6,944
Analysed by ownership type
Franchised	4	–	2,184	–
Managed	203	21	65,858	6,944
Owned and leased	1	–	503	–
Total	208	21	68,545	6,944
Percentage of Group hotel and room count	4.4	0.3	10.0	0.9

[1]	Includes 4 Holiday Inn Resort properties (1,203 rooms) (2012: 3 Holiday Inn Resort properties (893 rooms)).

The Greater China hotel and room count in the year increased by 21 hotels (6,944 rooms) to 208 hotels (68,545 rooms). 23 hotels (7,669 rooms) opened during 2013, broadly in line with 2012. InterContinental System size increased by 7 hotels (2,369 rooms) to 29 hotels (11,742 rooms), with openings including the 294-room InterContinental Sanya Haitang Bay Resort, a second for the brand on the island resort destination of Sanya. The Group also celebrated its 200th opening in Greater China in 2013 with the opening of the 141-room InterContinental Shanghai Ruijin. A further two Hotel Indigo properties (208 rooms) were opened, including a first for the brand in Hong Kong.

Two hotels (725 rooms) were removed from the Greater China System in 2013.

Greater China pipeline		Hotels		Rooms
At 31 December	2013	Change over 2012	2013	Change over 2012
Analysed by brand
InterContinental	22	–	9,392	374
Crowne Plaza	52	–	18,469	(863)
Holiday Inn[1]	41	4	11,944	945
Holiday Inn Express	33	4	7,260	1,263
Hotel Indigo	5	–	721	152
HUALUXE	21	6	6,804	1,900
Other	–	–	–	(97)
Total	174	14	54,590	3,674
Analysed by ownership type
Managed	174	14	54,590	3,674
Total	174	14	54,590	3,674

[1]	Includes 3 Holiday Inn Resort properties (890 rooms) (2012: 3 Holiday Inn Resort properties (850 rooms)).

The Greater China pipeline totalled 174 hotels (54,590 rooms) as at 31 December 2013, compared to 160 hotels (50,916 rooms) as at 31 December 2012. Signings of 53 hotels (15,348 rooms) increased from 46 hotels (13,387 rooms) in 2012. Seven InterContinental hotels (2,129 rooms) were signed, together with 11 Crowne Plaza hotels (3,528 rooms), whilst the total pipeline for the HUALUXE Hotels & Resorts brand increased to 21 hotels (6,804 rooms). 26 hotels (7,343 rooms) were signed in the Holiday Inn brand family, including the 1,002-room Holiday Inn Express Changbaishan, which subsequently opened as the Group’s largest Holiday Inn Express in 2013.

16 hotels (4,005 rooms) were removed from the pipeline in 2013.

Strategic Report 49

Performance continued

Central

Central results	12 months ended 31 December
	2013 $m	2012 $m	2013 vs 2012 % change	2011 $m	2012 vs 2011 % change
Revenue	121	114	6.1	112	1.8
Gross central costs	(276)	(276)	–	(266)	(3.8)
Net central costs	(155)	(162)	4.3	(154)	(5.2)

Highlights for the year ended 31 December 2013

Central revenue, mainly comprising technology fee income, increased by $7m (6.1%) to $121m, driven by increases to both RevPAR and IHG System size over 2013. Gross central costs were flat at $276m in 2013, reflecting continued tight cost control.

Highlights for the year ended 31 December 2012

Net central costs increased by $8m (5.2%) from $154m in 2011 to $162m in 2012. At constant currency, net central costs increased by $10m (6.5%). The movement was driven by investment in infrastructure and capabilities to support the growth of the business. Central revenue mainly comprised technology fee income.

System Fund

System Fund results	12 months ended 31 December
	2013 $m	2012 $m	2013 vs 2012 % change	2011 $m	2012 vs 2011 % change
Assessment fees and contributions received from hotels	1,154	1,106	4.3	1,025	7.9
Proceeds from sale of IHG Rewards Club points	153	144	6.3	128	12.5
Total	1,307	1,250	4.6	1,153	8.4

In addition to management or franchise fees, hotels within the IHG System pay assessments and contributions which are collected by IHG for specific use within the System Fund. The System Fund also receives proceeds from the sale of IHG Rewards Club points. The System Fund is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

The System Fund is used to pay for marketing, the IHG Rewards Club loyalty programme and the global reservation system. The operation of the System Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the System Fund are not included in the Group Income Statement.

Highlights for the year ended 31 December 2013

In the year to 31 December 2013, System Fund income increased by 4.6% to $1,307m primarily as a result of growth in hotel room revenues due to increases in RevPAR and IHG System size. The increase in proceeds from the sale of IHG Rewards Club points mainly reflects the continued strong performance of co-brand credit card schemes.

Highlights for the year ended 31 December 2012

In the year to 31 December 2012, System Fund income increased by 8.4% to $1,250m primarily as a result of growth in hotel room revenues. The increase in proceeds from the sale of IHG Rewards Club points mainly reflects the strong performance of co-brand credit card schemes.

50 IHG Annual Report and Form 20-F 2013

Other financial

information

Exceptional operating items

Exceptional operating items totalled a net profit of $5m. Exceptional gains included $166m from the sale of the InterContinental London Park Lane on 1 May 2013 and $6m in relation to the sale of a hotel by an associate in The Americas. Exceptional charges included $147m arising from the buy-in of the Group’s UK funded pension benefit obligations with the insurer, Rothesay Life, on 15 August 2013, $10m relating to an agreed settlement in respect of a commercial claim and $10m relating to costs incurred in support of the worldwide rebranding of IHG Rewards Club.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses

Net financial expenses increased by $19m to $73m reflecting an increase in average net debt levels and the issuance of the 10-year £400m public bond in November 2012 with a coupon of 3.875%.

Financing costs included $2m (2012 $2m) of interest costs associated with the IHG Rewards Club where interest is charged on the accumulated balance of cash received in advance of the redemption of points awarded. Financing costs in 2013 also included $19m (2012 $19m) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on operating profit excluding the impact of exceptional items was 29% (2012 27%). Excluding the impact of prior year items, the equivalent tax rate would be 32% (2012 30%). This rate is higher than the average UK statutory rate of 23.25% (2012 24.5%) due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a charge of $51m (2012 credit of $142m). In 2013 the charge comprised $6m relating to the exceptional operating items and $64m consequent upon the disposal of the InterContinental London Park Lane, offset by a credit of $19m relating to an internal restructuring. In 2012 this represented, primarily, the recognition of $104m of deferred tax assets whose value had become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37m of provisions.

Net tax paid in 2013 totalled $97m (2012 $122m) including $5m paid (2012 $3m) in respect of disposals. Tax paid represents an effective rate of 16% (2012 22%) on total profits and is lower than the effective income statement tax rate of 29% primarily due to the impact of deferred taxes (including the realisation of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

IHG pursues a tax strategy that is consistent with its business strategy and its overall business conduct principles. This strategy seeks to ensure full compliance with all tax filing, payment and reporting obligations on the basis of communicative and transparent relationships with tax authorities. Policies and procedures related to tax risk management are subject to regular review and update and are approved by the Board.

Tax liabilities or refunds may differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law. Procedures to minimise risk include the preparation of thorough tax risk assessments for all transactions carrying tax risk and, where appropriate, material tax uncertainties are discussed and resolved with tax authorities in advance.

IHG’s contribution to the jurisdictions in which it operates includes a significant contribution in the form of taxes borne and collected, including taxes on its revenues and profits and in respect of the employment its business generates.

IHG earns approximately 65% of its revenues in the form of franchise, management or similar fees, with almost 90% of IHG branded hotels being franchised. In jurisdictions in which IHG does franchise business, the prevailing tax law will generally provide for IHG to be taxed in the form of local withholding taxes based on a percentage of fees rather than based on profits. Costs to support the franchise business are normally incurred regionally or globally and therefore profits for an individual franchise jurisdiction cannot be separately determined.

Earnings per ordinary share

Basic earnings per ordinary share in 2013 was 140.9¢, compared with 187.1¢ in 2012. Adjusted earnings per ordinary share was 158.3¢, against 139.0¢ in 2012.

Dividends

The Board has proposed a final dividend per ordinary share of 47.0¢ (28.1p). With the interim dividend per ordinary share of 23.0¢ (15.1p), the full-year dividend per ordinary share for 2013 will total 70.0¢ (43.2p), an increase of 9% over 2012. On 4 October 2013, a special dividend of 133.0¢ (87.1p) per ordinary share amounting to $355m was paid to shareholders.

Share price and market capitalisation

The IHG share price closed at £20.13 on 31 December 2013, up from £17.07 on 31 December 2012. The market capitalisation of the Group at the year end was £5.4bn.

Strategic Report 51

Performance continued

Liquidity and

capital resources

Sources of liquidity

The Group is financed by a $1.07bn syndicated bank facility which expires in November 2016 (the Syndicated Facility), £250m of public bonds which are repayable on 9 December 2016 and £400m of public bonds which are repayable on 28 November 2022. The $1.07bn Syndicated Facility was undrawn at the year end. The bonds are issued under the Group’s £750m Medium Term Notes programme. Short-term borrowing requirements are met from drawings under bilateral bank facilities. Additional funding is provided by the 99-year finance lease (of which 92 years remain) on the InterContinental Boston. In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements.

The Syndicated Facility contains two financial covenants; interest cover and net debt divided by earnings before interest, tax, depreciation and amortisation. The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

Net debt of $1,153m and available facilities at 31 December 2013 are analysed as follows:

	2013 $m	2012 $m
Borrowings
Sterling	654	638
US dollar	629	626
Other	4	5
Cash and cash equivalents	(134)	(195)
Net debt[1]	1,153	1,074
Average debt levels	985	651
[1] Including the impact of currency derivatives.
Facilities at 31 December	2013 $m	2012 $m
Committed	1,074	1,075
Uncommitted	80	96
Total	1,154	1,171

The Group had net liabilities of $74m at 31 December 2013 reflecting that its brands are not recognised in the Group statement of financial position. At the end of 2013 the Group was trading significantly within its banking covenants and facilities.

Cash from operating activities

Net cash from operating activities totalled $624m for the year ended 31 December 2013 up $152m on the previous year largely due to increased operating profit before exceptional items of $63m and a $76m reduction in the payment of the additional company contributions to the UK pension plan.

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

Cash from investing activities

Net cash inflows due to investing activities totalled $175m, compared to an outflow of $128m in 2012, reflecting the sale of the InterContinental London Park Lane for gross proceeds of $469m during the year. Of these proceeds, $52m has been placed in ring-fenced bank accounts which are subject to a charge in favour of the unfunded UK pension arrangements. Capital expenditure on property plant and equipment of $159m (2012 $44m) included a significant investment in hotel properties that are in the process of being converted to the Group’s EVEN Hotels brand.

The Group had committed contractual capital expenditure of $83m at 31 December 2013 (2012 $81m).

Cash used in financing activities

Net cash used in financing activities totalled $857m, which was $528m higher than in 2012 as last year the Group raised a net $533m from new borrowings. Returns to shareholders of $816m, comprising ordinary dividends, special dividends and share buybacks, were $30m higher than in 2012. $44m (2012 $84m) was spent on share purchases in order to fulfil share incentive awards.

Overall net debt increased during the year by $79m to $1,153m at 31 December 2013.

52 IHG Annual Report and Form 20-F 2013

Off-sheet balance sheet arrangements

At 31 December 2013, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual obligations

The Group had the following contractual obligations outstanding as of 31 December 2013:

	Total amounts committed	Less than 1 year	1-3 years	3-5 years	After 5 years
			$m
Long-term debt obligations[1,2]	1,080	–	419	–	661
Interest payable[2]	308	52	103	51	102
Finance lease obligations[3]	3,380	16	32	32	3,300
Operating lease obligations	352	42	62	46	202
Agreed pension scheme contributions[4]	12	12	–	–	–
Capital contracts placed	83	83	–	–	–
Total	5,215	205	616	129	4,265

[1]	Repayment period classified according to the related bond maturity date.
[2]	Including the impact of derivatives.
[3]	Represents the minimum lease payments related to the 99-year lease (of which 92 years remain) on the InterContinental Boston. Payments under the lease step up at regular intervals over the lease term.
[4]	Largely relates to US pension obligations.

As explained in note 26 to the Group Financial Statements, the Group completed a buy-in of its UK defined benefit obligations on 15 August 2013. As a result of this transaction, the defined benefit section of the UK plan is now fully funded and the Company therefore has no further contributions to make in respect of this obligation.

Contingent liabilities

Contingent liabilities include performance guarantees with possible cash outflows totalling $48m, guarantees over the debt of equity investments of $20m and outstanding letters of credit of $41m. See note 32 to the Group Financial Statements for further details.

Market risk

disclosures

The Group’s risk management policies and additional information regarding the financial instruments used are included in notes 21, 22, 23 and 24 of the Group Financial Statements.

The following table provides information about the Group’s borrowings and derivatives and their sensitivity to interest rates, although at both 31 December 2013 and 31 December 2012, 100% of borrowings in major currencies were fixed rate debt due to the low interest rate environment and current profile of the Group’s debt. For long-term borrowings the table presents the debt principals and related weighted average interest rates by expected maturity dates. For currency swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set on the last day of the period. The actual currencies of the debt principals are indicated in parentheses.

	Expected to mature before 31 December
	2014	2015	2016	2017	Thereafter	Total	Fair value of liability
	(local currency million, except percentages)
Long term debt
Fixed rate public bonds (Sterling)	–	–	250	–	400	650	671
Average fixed rate payable	–	–	6.0%	–	3.9%	4.7%	–
Fixed rate lease debt (US dollar)	–	–	–	–	215	215	233
Fixed rate payable	–	–	–	–	9.7%	9.7%	–
Variable rate bank debt (NZ dollar)	–	5	–	–	–	5	5
Variable interest rate payable	–	4.7%	–	–	–	4.7%	–
Currency swaps
Principal received (Sterling)	–	–	250	–	–	250	–
Fixed rate payable	–	–	6.0%	–	–	6.0%	–
Principal paid (US dollar)	–	–	415	–	–	415	11
Fixed rate payable	–	–	6.2%	–	–	6.2%	–

Strategic Report 53

Crowne Plaza® Hotels & Resorts

Crowne Plaza hotels are typically found in major urban centres, gateway cities and resort destinations around the globe. The brand appeals to business travellers providing facilities and services to support them, including Sleep Advantage®, a holistic sleep programme.

As part of IHG’s commitment to strengthen the brand, five guest experience enhancements are currently being tested in selected hotels, including IHG Anywhere Check in, a mobile check-in service for IHG Rewards Club members.

391 properties; 108,891 rooms open

94 properties in the pipeline

54 IHG Annual Report and Form 20-F 2013

Governance

56	Chairman’s overview
57	Board of Directors biographies
60	Executive Committee biographies
61	Corporate Governance
61	Leadership
64	Effectiveness
66	Audit Committee Report
68	Corporate Responsibility Committee Report
69	Nomination Committee Report
70	Remuneration
70	Accountability
70	Relations with shareholders
72	Directors’ Report
74	Directors’ Remuneration Report
78	Directors’ Remuneration Policy
87	Annual Report on Directors’ Remuneration
97	Implementation of Remuneration Policy in 2014

Governance 55

Chairman’s overview

Dear Shareholder

We have a genuine commitment to conducting business responsibly and maintaining high standards of corporate governance. Our governance framework, led by the Board, supports our culture and values with strong and effective practices which permeate throughout the Group.

We keep the composition, diversity and the size of the Board under regular review to ensure that we have the right balance of skills and experience, and that it remains relevant to the business both today and in the future.

In May and August 2013, we announced the appointments of Jill McDonald and Ian Dyson to the Board. Jill and Ian joined the Audit and Nomination Committees, with Ian appointed as a member of the Remuneration Committee.

On 1 January 2014, following the resignation of Tom Singer, Paul Edgecliffe-Johnson was appointed to the Board as Chief Financial Officer. Paul joined IHG in August 2004 and has held a number of senior positions, most recently as Chief Financial Officer of IHG’s Europe and Asia, Middle East and Africa regions. Succession planning is a matter we take very seriously and this appointment was an excellent demonstration of the strength and depth of our management team and our ability to promote from within.

David Kappler will retire from the Board on 31 May 2014, having served as a Director since June 2004. He will be stepping down as Chairman of the Audit Committee with effect from 1 April 2014 with Ian Dyson replacing him as Audit Committee Chairman. Following David’s retirement, Dale Morrison will be appointed Senior Independent Non-Executive Director with effect from 31 May 2014. David has made a significant contribution to IHG over the last 9 years as a Non-Executive Director and we wish him well for the future.

My objectives for 2014 include enhancing the capabilities and competencies of the Board with an immediate objective to find a Non-Executive Director with consumer facing technology experience given the significance of this area in our strategy.

We continue to review our governance framework and processes to enhance the way we operate as a Board and deepen our strategic debate. We introduced a number of improvements to this effect in 2013. This included improving agenda setting processes, introducing more executive sessions and making more time to consider external perspectives on consumer and technology trends.

The Board performance evaluation conducted in 2013 by an external facilitator will inform further enhancements to our Board processes.

Board Pages 61 to 65

Board Committees Audit Committee Pages 66 to 67 Corporate Responsibility Committee Page 68 Nomination Committee Page 69 Remuneration Committee Pages 74 to 97

Management Committees Executive Committee Page 65 Disclosure Committee Page 65 General Purposes Committee Page 65

As a dual listed company with a secondary listing on the New York Stock Exchange (NYSE), we are required to file both an Annual Report in the UK, which complies with the UK Corporate Governance Code (Code), and an Annual Report on Form 20-F in the US, which complies with the NYSE rules, US securities laws and the rules of the Securities and Exchange Commission (SEC). For 2013, to ensure consistency of information provided to both UK and US investors, we have for the first time produced a combined Annual Report and Annual Report on Form 20-F.

As required by the SEC, a statement outlining the differences between the Company’s UK corporate governance practices and those followed by US companies may be found on page 175.

Once again, I am pleased to report that, during 2013, we complied fully with all principles and provisions of the Code issued in September 2012, which is available at www.frc.org.uk.

Patrick Cescau Non-Executive Chairman 17 February 2014

56 IHG Annual Report and Form 20-F 2013

Board of Directors biographies

Patrick Cescau Non-Executive Chairman

Appointed to the Board: 1 January 2013

Skills and experience: From 2005 to 2008, Patrick was Group Chief Executive of Unilever Group, having previously been Chairman of Unilever PLC, Vice-Chairman of Unilever NV and Foods Director, following a progressive career with the Company, which began in France in 1973. Prior to being appointed to the Board of Unilever PLC and Unilever NV in 1999, as Finance Director, he was Chairman of a number of the Company’s major operating companies and divisions, including in the US, Indonesia and Portugal.

Board contribution: Patrick has held Board positions for more than 13 years in leading global businesses and brings extensive international experience in brands, consumer products, as well as finance. As Chairman, Patrick is responsible for leading the Board and ensuring it operates in an effective manner and promoting constructive relations with shareholders.

Other appointments: Currently a Non-Executive Director of International Consolidated Airlines Group S.A. and the Senior Independent Non-Executive Director of Tesco PLC. Patrick is also a trustee of The Leverhulme Trust and Chairman of the St Jude India Children’s Charity. He was formerly a Senior Independent Director and Non-Executive Director of Pearson PLC and a Director at INSEAD.

Paul Edgecliffe-Johnson Chief Financial Officer Appointed to the Board: 1 January 2014

Skills and experience: Paul is a chartered accountant and a fellow of the Institute of Chartered Accountants. He was previously Chief Financial Officer of IHG’s Europe and Asia, Middle East & Africa regions, a position he held since September 2011. He joined IHG in August 2004 and has held a number of senior level finance positions including Head of Investor Relations, Head of Global Corporate Finance and Financial Planning & Tax and Head of Hotel Development, Europe. Paul also acted as Interim Chief Executive Officer of the Europe, Middle East and Africa regions.

Board contribution: Paul is responsible, together with the Board, for overseeing the financial operations of the Group and setting its financial strategy.

Committee membership key

    Audit Committee member

    Corporate Responsibility Committee member

    Nomination Committee member

    Remuneration Committee member

Richard Solomons Chief Executive Officer

Appointed to the Board: 10 February 2003

Skills and experience: During his tenure as Chief Executive Officer, Richard has led the continued growth of IHG, including the launch of our two newest brands, HUALUXE Hotels & Resorts and EVEN Hotels. He has also overseen the recent relaunch of IHG’s loyalty programme as IHG Rewards Club. Before being appointed Chief Executive Officer, Richard served as Chief Financial Officer and Head of Commercial Development at IHG. Richard was integral in shaping and implementing IHG’s asset-light strategy, which has helped the business grow significantly since it was formed in 2003 as well as supporting the return of over £9 billion to shareholders. In 2008, he also served as Interim President of our Americas business.

Board contribution: Richard is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Kirk Kinsell President, The Americas Appointed to the Board: 1 August 2010

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

Tracy Robbins Executive Vice President, Human Resources and Group Operations Support Appointed to the Board: 9 August 2011

Skills and experience: Tracy has over 28 years’ experience in human resources roles in service industries. She joined the Group in December 2005 from Compass Group PLC, a world-leading food service company, where she was Group Human Resources Leadership & Development Director. Previously Group HR Director for Forte Group plc, a hotel company. She also spent seven years at Tesco PLC as a Retail Human Resources Manager where she implemented a culture change and restructuring strategy across 150 stores.

Board contribution: Tracy has many years of experience in human resources and is responsible for global talent management, leadership development, employee reward strategy and implementation, organisational capability and operations support.

Governance 57

Board of Directors biographies

David Kappler Senior Independent Non-Executive Director

Appointed to the Board: 21 June 2004

Skills and experience: David is a fellow of the Chartered Institute of Management Accountants. Formerly Chief Financial Officer of Cadbury Schweppes plc and Non-Executive Chairman of Premier Foods plc. He also served as a Non-Executive Director of Camelot Group plc and HMV Group plc.

Board contribution: David brings over 35 years’ knowledge and experience in financial reporting, risk management and internal financial controls. As Chairman of the Audit Committee he is responsible for leading the Committee to ensure effective internal controls and risk management systems are in place.

Other appointments: Currently a Non-Executive Director of Shire plc, a member of the Europe Advisory Council of Trilantic Capital Partners and Chairman of ADS2 Brands Limited.

Ian Dyson Independent Non-Executive Director

Appointed to the Board: 1 September 2013

Skills and experience: Ian has held a number of senior executive and finance roles including Group Finance & Operations Director for Marks & Spencer Group plc for 5 years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was Chief Executive Officer of Punch Taverns plc, Finance Director for the Rank Group, and Group Financial Controller and Finance Director for the hotels division of Hilton Hotels & Resorts.

Board contribution: Ian has gained significant experience from working in various senior finance roles predominantly in the hospitality sector.

Other appointments: Currently a Non-Executive Director of Punch Taverns plc, a Non-Executive Director and Chairman of the Audit Committee of Betfair Group plc and Senior Independent Non-Executive Director of ASOS plc.

Jennifer Laing Independent Non-Executive Director

Appointed to the Board: 25 August 2005

Skills and experience: Jennifer was Associate Dean, External Relations at London Business School, until 2007. A fellow of the Marketing Society and of the Institute of Practitioners in Advertising, she has over 30 years’ experience in advertising including 16 years with Saatchi & Saatchi where she rose to Chairman of the London office and subsequently Chief Executive Officer and Chairman of Saatchi & Saatchi North America.

Board contribution: Jennifer has over 30 years’ experience in marketing and advertising and is Chairman of the Corporate Responsibility Committee, responsible for the Corporate Responsibility objectives and strategy.

Other appointments: Currently a Non-Executive Director of Hudson Global, Inc., a US human resources company and Premier Foods plc, a branded food producer.

Jonathan Linen Independent Non-Executive Director

Appointed to the Board: 1 December 2005

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

58 IHG Annual Report and Form 20-F 2013

Luke Mayhew Independent Non-Executive Director

Appointed to the Board: 1 July 2011

Skills and experience: Luke served for 12 years on the Board of John Lewis Partnership, including as Managing Director of the Department Store division. Luke also spent five years at British Airways Plc and seven years at Thomas Cook Group PLC in senior positions. He was also a Non-Executive Director of WHSmith PLC and Chairman of Pets at Home Group Limited.

Board contribution: Luke has over 30 years’ experience in senior roles in the branded sector and was Remuneration Committee Chairman at Brambles Limited from 2006 to 2013. As Chairman of the IHG Remuneration Committee he is responsible for setting the remuneration policy.

Other appointments: Currently a Non-Executive Director of Brambles Limited, a global provider of supply chain and information management solutions, and trustee of BBC Children in Need.

Jill McDonald Independent Non-Executive Director

Appointed to the Board: 1 June 2013

Skills and experience: Jill started her career at Colgate-Palmolive, spent 16 years with British Airways Plc and held a number of senior marketing positions in the UK and overseas.

Board contribution: Jill has over 26 years’ experience working with high-profile international consumer facing brands at both marketing and operational level.

Other appointments: Currently Chief Executive Officer UK and President for the North West Europe Division for McDonald’s. Prior to that Jill was Chief Executive Officer UK and President for the Northern Division (2010 to 2013) and previously Senior Vice President, Chief Marketing Officer UK and Northern Division (2006 to 2010).

Committee membership key

    Audit Committee member

    Corporate Responsibility Committee member

    Nomination Committee member

    Remuneration Committee member

Dale Morrison Independent Non-Executive Director

Appointed to the Board: 1 June 2011

Skills and experience: Dale is a founding partner of TriPointe Capital Partners, a private equity firm. Dale was previously President and Chief Executive Officer of McCain Foods Limited and President and Chief Executive Officer of Campbell Soup Company.

Board contribution: Dale has over 10 years’ experience in sales and marketing positions, and over 25 years’ experience in general management, having held senior positions in the branded foods sector.

Other appointments: Currently a Non-Executive Director of International Flavors & Fragrances Inc., a producer of flavours and fragrances, and Chairman of Findus Group, a frozen food company.

Ying Yeh Independent Non-Executive Director

Appointed to the Board: 1 December 2007

Skills and experience: Ying was formerly Vice President and Chairman, Greater China Region, Nalco Company and Chairman and President, North Asia Region, President, Business Development, Asia Pacific Region and Vice President, Eastman Kodak Company. She was, for 15 years, a diplomat with the US Foreign Service in Hong Kong and Beijing until 1997.

Board contribution: Ying has over 20 years’ experience gained from working in senior positions in global organisations across a broad range of sectors.

Other appointments: Currently a Non-Executive Director of AB Volvo, a transportation related products and services company, ABB Ltd, a global leader in power and automation technologies, and Samsonite International S.A., a travel luggage company.

Governance 59

Executive Committee biographies

In addition to the Executive Directors on the Board, the Executive Committee comprises:

Keith Barr Chief Commercial Officer Appointed to the Executive Committee: April 2011 (Joined the Group: 2000)

Skills and experience: Keith has over 20 years’ experience in the hospitality industry. He has held senior appointments including Vice President of Sales and Revenue Management, Vice President of Operations, Chief Operating Officer, Australia, New Zealand and South Pacific, and Managing Director, Greater China. He became an Executive Committee member in April 2011 and was previously Chief Executive, Greater China until May 2013. Keith is currently a member of Leland C. and Mary M. Pillsbury Institute for Hospitality Entrepreneurship Advisory Board.

Key responsibilities: These include global sales, marketing and brand functions, to drive consistent brand strategies across all regions and leverage IHG’s scale and systems to deliver continued industry outperformance.

Angela Brav Chief Executive, Europe Appointed to the Executive Committee: August 2011 (Joined the Group: 1988)

Skills and experience: Angela has over 25 years’ experience in the hospitality industry, including hotel operations, franchise relations and technology solutions. She has held various senior roles in IHG’s North American and European regions prior to becoming Chief Operating Officer, North America. She was appointed Chief Executive, Europe in August 2011.

Key responsibilities: These include business development and performance of all the hotel brands and properties in Europe.

Kenneth Macpherson Chief Executive, Greater China Appointed to the Executive Committee: April 2013 (Joined the Group: 2013)

Skills and experience: Kenneth joined IHG as Chief Executive, Greater China in April 2013. Prior to joining the Group, he worked for Diageo plc, one of the UK’s leading branded companies, for over 19 years and has held senior management positions including serving as Executive Managing Director of Diageo Greater China. Kenneth has extensive management experience, with a background in sales, marketing strategy, business development, and operations. Kenneth also brings substantial knowledge and expertise in Chinese and international business operations.

Key responsibilities: These include business development and performance of all the hotel brands and properties in the Greater China region.

Eric Pearson Executive Vice President and Chief Information Officer Appointed to the Executive Committee: February 2012 (Joined the Group: 1997)

Skills and experience: Eric has a background in engineering and technology and started his career at IHG over 17 years ago. Since then he has held various senior positions in the field of emerging technologies and global e-commerce. Eric most recently held the position of Chief Marketing Officer for The Americas region.

Key responsibilities: These include global technology, including IT systems and information management, throughout the Group.

Jan Smits Chief Executive, Asia, Middle East and Africa Appointed to the Executive Committee: August 2011 (Joined the Group: 2002)

Skills and experience: Jan has 32 years’ experience in the hospitality industry. He held various senior positions in the Asia and Australasia region. He became Managing Director, Asia Australasia in June 2009. Following the amalgamation of our Middle East and Africa region with our Asia Australasia region, he became Chief Executive, Asia, Middle East and Africa in August 2011.

Key responsibilities: These include business development and performance of all the hotel brands and properties in Asia, Middle East and Africa.

George Turner Executive Vice President, General Counsel and Company Secretary Appointed to the Executive Committee: January 2009 (Joined the Group: 2008)

Skills and experience: George is a solicitor and qualified to private practice in 1995. Prior to joining the Group, George spent 12 years with Imperial Chemical Industries where he held a number of key positions including Deputy Company Secretary. He was appointed Executive Vice President, General Counsel and Company Secretary in January 2009.

Key responsibilities: These include corporate governance, risk management, insurance, regulatory, internal audit, legal, corporate responsibility, public affairs and standards.

There are no family relationships between any of the Board or Executive Committee members (set out on pages 57 to 60). There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the Board or Executive Committee were selected as a Director or member of the Executive Committee.

60 IHG Annual Report and Form 20-F 2013

Corporate Governance

Leadership

Board

Board membership

During the year, Jill McDonald (1 June 2013) and Ian Dyson (1 September 2013) were appointed to the Board as independent Non-Executive Directors. On 1 January 2014, Paul Edgecliffe-Johnson was appointed to the Board as Chief Financial Officer following Tom Singer’s resignation.

In 2014, David Kappler will retire from the Board (31 May 2014), Ian Dyson will become Audit Committee Chairman (1 April 2014) and Dale Morrison will become the Senior Independent Director (31 May 2014).

Biographical details of each member of the Board, including their external commitments, can be found on pages 57 to 59.

Board and Committee structure

The Board has delegated authority to four committees:

•	Audit Committee;

•	Corporate Responsibility Committee;

•	Nomination Committee; and

•	Remuneration Committee.

See pages 66 to 69 and 74 to 97 for the Committee Reports. There are also three management committees, which together provide a sound governance framework, see page 65.

Key responsibilities

Board

•	Leading the strategic direction and long-term objectives and success of the Group, approving strategic plans, and capital and revenue budgets;

•	reviewing significant investment proposals;

•	maintaining an overview and control of the Group’s operating and financial performance;

•	monitoring the Group’s overall system of internal controls and risk management, governance and compliance, considering regulatory changes and developments; and

•	ensuring that the necessary financial and human resources are in place for the Group to meet its objectives.

The Board has a schedule of matters reserved for it, which are available on the website at www.ihgplc.com/investors under corporate governance. Service contracts and letters of appointment set out in writing the roles of each of the Directors including the Chairman and Chief Executive Officer (see below).

Chairman – Patrick Cescau

•	Leading the operation and governance of the Board and its Committees as well as building and maintaining an effective Board;

•	overseeing corporate governance matters and ensuring they are addressed;

•	leading the performance evaluations of the Chief Executive Officer, Non-Executive Directors and the Board;

•	ensuring Directors receive timely, accurate and clear information on Company business and that all Directors are fully informed of relevant matters; and

•	communicating effectively with shareholders and stakeholders.

Patrick Cescau, in conjunction with Richard Solomons and George Turner, ensure that Directors receive a full, formal and tailored induction to the Group and ongoing training as relevant. The roles of the Chairman and Chief Executive Officer are clearly established and separate.

Chief Executive Officer – Richard Solomons

•	Leading the development of the Company’s strategic direction and implementing the agreed strategy;

•	communicating effectively with shareholders and stakeholders;

•	overseeing business operations and managing risks; and

•	building and leading an effective Executive Committee and management of the Group’s business.

Richard Solomons is assisted in meeting his responsibilities by Paul Edgecliffe-Johnson, Chief Financial Officer, and the Executive Committee (who head up the Group’s principal operations and functions).

Senior Independent Non-Executive Director – David Kappler

•	Being available to liaise with shareholders who have concerns that they feel have not been addressed through the normal channels;

•	conducting the annual performance review of the Chairman; and

•	providing advice and judgement for the Chairman as necessary.

Independent Non-Executive Directors

•	Providing a strong source of advice and judgement;

•	constructively challenging and helping develop proposals on strategy; and

•	providing significant external commercial experience and a broad range of skills for the Board to draw on.

Company Secretary – George Turner

•	Ensuring a good flow of information to the Board and its Committees and between the Executive Committee and the Non-Executive Directors;

•	facilitating all Director inductions; and

•	advising the Board on corporate governance and keeping the Board up-to-date on all legal, regulatory and other developments.

Board composition

The Board’s current composition meets the requirement of the Code for at least half the Board, excluding Patrick Cescau, to be independent Non-Executive Directors. The Chairman was independent on appointment to the Board.

In the Board’s view, all of the current Non-Executive Directors are independent including David Kappler who has served as a Director for over 9 years and who will be retiring from the Board on 31 May 2014.

Notwithstanding David’s length of tenure, the Board is satisfied that David Kappler continues to demonstrate independence in character and judgement and that it remains appropriate to regard him as independent under provision B.1.1 of the Code. David therefore continues to serve on the Board as Senior Independent Non-Executive Director and Audit Committee Chairman.

At each AGM all Directors stand for re-election.

Governance 61

Corporate Governance continued

Length of Non-Executive Director tenure

The current Non-Executive Directors’ lengths of tenure as at 31 December 2013 are illustrated below:

Board balance of skills and experience

Collectively, the Board has an appropriate balance of skills, experience, independence, knowledge and diversity to enable it to discharge its duties and responsibilities effectively.

Below is a chart showing the Board’s balance of skills and experience:

Diversity and inclusion

With a presence in nearly 100 countries and territories globally, we believe that our leadership should reflect the diversity of our employees, our guests and the local communities in which we operate. The Board recognises the benefits of diversity throughout our global business.

We continue to focus on providing an inclusive environment, in which employees are valued for who they are and what they bring to the Group, and in which talented individuals are retained through all levels of the organisation.

Further details on our commitment to diversity and inclusion throughout the business together with statistics are set out on page 23.

Board diversity policy

Our Board diversity policy, introduced in 2013, aims to ensure that diversity in its broadest sense remains a key priority of the Board.

Our objectives are as follows:

•	whilst all appointments are made on merit, we seek to ensure that the Board maintains an appropriate balance through a diverse mix of experience, backgrounds, skills, knowledge and insight, to further strengthen the diversity of gender and experience already on the Board and improve it further;

•	we commit to having diverse and inclusive leadership which supports all colleagues in reaching their full potential, including the development of a pipeline of high-calibre candidates from within the business;

•	we will maintain a level of at least 25% female directors on the Board over the short to medium-term; and

•	we will report annually against these objectives and other initiatives taking place in the Group which promote gender and other forms of diversity.

We are currently in compliance with all of the above objectives. We firmly believe in the importance of a diverse Board membership and fully support the UK Lord Davies Report on ‘Women on Boards’. Currently, the Board includes four women (31%) and four nationalities.

Our current Board gender and nationality split is illustrated below:

Board gender

Board nationalities

62 IHG Annual Report and Form 20-F 2013

Board meetings

The Board meets eight times each year with additional meetings scheduled as necessary. One of the meetings is a two-day strategy meeting, in which the Board considers the Group’s strategy and related issues. This provides an opportunity for the business to have a wide-ranging dialogue with the Board and for the Board to meet many of our senior management and gain a deeper understanding of different markets. In 2013, the Chairman and the Non-Executive Directors met without Executive Directors being present, and intend to continue this practise, before every Board meeting if possible.

Patrick Cescau, in conjunction with George Turner, plans the agenda for each Board meeting. This is a two tier process, combining our annual agenda of regular items, which ensures all critical topics and strategic updates are covered, with a detailed schedule of areas for presentation at Board meetings.

Directors are briefed on the Group’s financial performance and its operations, key commercial matters and progress against key strategic plans and relations with investors, by means of comprehensive papers in advance of, and presentations at, Board meetings.

The Board also receives more in-depth presentations on a wide range of business issues in a more informal context the evening before formal Board meetings. Evening presentation topics during 2013 included:

•	the IHG corporate brand and the loyalty programme relaunch – IHG Rewards Club;

•	the IHG Owners Association;

•	technology trends; and

•	the System Fund.

Should any Director be unable to attend a meeting, he or she would be provided with all the papers and information relevant to that meeting in advance and be able to discuss matters arising with Patrick Cescau and Richard Solomons.

Board annual strategy meeting

During 2013, the Board held its two-day strategy meeting in Washington D.C., US, which enabled the Board to look in depth at the long-term strategic direction of the Group, understand progress against key strategic priorities and confirm those areas which require ongoing Board oversight. The discussion topics included: major trends in the industry, new business development opportunities, and an overview of the medium to long-term financial impacts of our strategic choices. There was also an opportunity to visit a cross-section of competitor hotels.

Key issues discussed in 2013 meetings

At each meeting the Board has the following standing items on the agenda: Chairman’s matters, Chief Executive Officer’s matters, finance updates from the Chief Financial Officer, business updates from various members of the Executive Committee, risk management, secretariat updates (including corporate governance), media and investor relations updates and conflicts of interest review.

Key areas of focus for the Board in 2013 included:

Business strategy	Commercial, geographic, technological, human resources

Business performance	Chief Financial Officer’s report, 2013 budget, 2012 full-year results, 2013 half-year results and interim management statements

Corporate governance	Board performance evaluation, committee updates and reports, legal and regulatory compliance updates

Responsible business	Operational and strategic risk, safety and security, reputation

Corporate responsibility	IHG’s three core programmes; IHG Green Engage, IHG Academy and IHG Shelter in a Storm Programme

Investor relations	Analyst reports, investor perceptions

Independent advice

All Directors have access to the advice and services of George Turner, the Company Secretary, the Company’s external legal advisers and the external Auditor, who is currently Ernst & Young LLP. There is an agreed process by which Directors may seek independent professional advice at the Company’s expense in the furtherance of their duties.

Conflicts of interest and independence

The Board reviews potential conflicts of interest and independence as a standing agenda item at each Board meeting with a review conducted annually. As authorised by the Articles, the Board considers and approves all potential conflicts of interest as it deems appropriate. Directors have continuing obligations to update the Board on any changes to these conflicts or their independence.

Directors and officers liability (D&O) insurance

The Company maintains D&O insurance which covers Directors and officers of the Company against defending civil proceedings brought against them in their capacity as a Director or officer of the Company. There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2013.

Governance 63

Corporate Governance continued

Effectiveness

The Board believes that, in order to be most effective, it must have a mix of skills and experience, background and length of service. Further details can be found on page 62. The structure, size and composition of the Board and succession planning is continuously monitored by Patrick Cescau and the Nomination Committee. Further details can be found in the Nomination Committee Report on page 69.

A summary of each Director’s attendance at meetings of the Board and its principal Committees during 2013 is shown below. Unless otherwise indicated, all Directors held office throughout the year:

Committees

Directors	Committee appointments	Board	Audit	Corporate Responsibility	Nomination	Remuneration
Chairman
Patrick Cescau		8/8	n/a	n/a	5/5	n/a
Chief Executive Officer
Richard Solomons		8/8	n/a	3/3	n/a	n/a
Executive Directors
Kirk Kinsell	n/a	8/8	n/a	n/a	n/a	n/a
Tracy Robbins	n/a	8/8	n/a	n/a	n/a	n/a
Tom Singer[1]	n/a	7/7	n/a	n/a	n/a	n/a
Senior Independent Non-Executive Director
David Kappler		7/8[5]	5/5	n/a	5/5	5/6[5]
Independent Non-Executive Directors
Ian Dyson[2]		3/3	2/2	n/a	1/1	3/3
Jennifer Laing		8/8	5/5	3/3	5/5	n/a
Jonathan Linen		8/8	n/a	n/a	5/5	6/6
Luke Mayhew		8/8	n/a	3/3	5/5	6/6
Jill McDonald[3]		4/5[3]	3/3	n/a	2/3[3]	n/a
Dale Morrison		8/8	5/5	3/3	5/5	n/a
Ying Yeh		8/8	n/a	3/3	5/5	6/6
Total meetings held		8	5	3	5	6

[1]	Paul Edgecliffe-Johnson was appointed as a Director on 1 January 2014 and Tom Singer resigned.
[2]	Appointed as an independent Non-Executive Director and member of the Audit, Nomination and Remuneration Committees on 1 September 2013.
[3]	Appointed as an independent Non-Executive Director and member of the Audit and Nomination Committees on 1 June 2013. Jill McDonald missed one Board meeting and one Nomination Committee meeting (which were held on the same day) due to a prior commitment known to the Board in advance.
[4]	Chairman of the relevant Committee.
[5]	David Kappler missed one Board meeting and one Remuneration Committee meeting (which were held on the same day) due to a prior commitment known to the Board in advance.

Annual re-election of Directors

All Directors retire at each AGM and are subject to shareholder re-election in line with the Code recommendations. Details of Directors’ service contracts and appointment terms are set out on pages 85 and 86.

Director induction, training and development

Director induction

There is a tailored induction programme for all Director appointments which is designed to meet their individual needs and accords with best practice. Induction programmes were developed for Jill McDonald and Ian Dyson, and Paul Edgecliffe-Johnson has also received an appropriate induction to his role as Chief Financial Officer. All Directors are encouraged to request further information as they consider necessary to fulfil their role.

Key aspects of the induction are as follows:

•	familiarisation with the Group, including areas such as the Board structure and its Committees, Group structure, principal activities and strategy and its approach to risk and risk management;

•	meetings with both senior executives and regional and central management from various functions across the Group, including Business Reputation and Responsibility, Human Resources, Corporate Affairs, Global Strategy and Corporate Development, Global Internal Audit and Financial Planning and Analysis; and
•	visits to our global corporate offices and hotels to provide a greater insight into the business.

On appointment, Directors are advised of, and requested to, make the necessary time commitment required to discharge their responsibilities effectively. Patrick Cescau reviews the time each Non-Executive Director has dedicated to the Company, as part of the annual Board performance evaluation.

Ongoing Director training and development

The updating of all Directors’ skills and knowledge, ongoing training and development and understanding of the Group’s business and operations is a progressive exercise.

During 2013, the Directors received briefings on a number of legal and regulatory developments, including updates on director remuneration legislation, regulatory changes to annual reporting and various ABI and PIRC corporate governance guidelines. Patrick Cescau regularly reviews and agrees training and development needs with each Director. In addition, George Turner regularly makes the Board aware of training opportunities and additional information to enable them to keep up-to-date and enhance their knowledge of the business.

Board performance evaluation

IHG has always recognised the importance of evaluating the performance of the Board, its main Committees and its Directors in line with the Code recommendations.

64 IHG Annual Report and Form 20-F 2013

2013 Board performance evaluation

Process

Boardroom Review, an independent external facilitator with no other connection to IHG, carried out the 2013 Board performance evaluation. This included confidential interviews with each Director to gain an understanding of our Board’s performance and consider its effectiveness.

Results

The results of the review were presented for discussion at the Board meeting in February 2014 and confirmed that the Board and each of its Committees continue to operate effectively, the composition of the Board is strong and that each Director brings relevant knowledge, diversity of perspective, an ability and willingness to challenge and retains a strong commitment to the role. Further strengths included the Board culture, use of time, increasingly strategic debate and the control and risk framework oversight at Board level.

2013 and 2012 external Board performance evaluation outcomes and action plan

2013		2012
Observations	Action taken/to be taken	Observations	Action taken
Increase the Board’s oversight of new technology	Ensure the Board is regularly updated on developments	Deepen the Board’s focus on the Group’s strategy	Retained focus on strategy with particular attention on the external environment
Enhance the Board’s use of time and gain a deeper understanding of priorities and risks	Provide the Board with more time to consider industry and consumer trends, further information on the competition and regular updates on major projects	Ensure the smooth integration of the new Chairman	A tailored induction was completed with ongoing support
Consider future Board composition and succession	Schedule regular Nomination Committee meetings Prioritise the search for a Non-Executive Director with experience in consumer facing technology Continually refresh the Board skills inventory	Continue to improve the meeting process, including refining senior management presentations and papers to the Board

Senior management reviewed the optimum level of detail in presentations and papers

More frequent sessions held with the Chief Executive Officer and Non-Executive Directors

Provided the Board annual agenda of regular items to the Directors

Conducted deep dives into regions, functions and current issues

Balanced the time for presentations and discussion

–	–	Consider growth opportunities for the Group	Continued to review growth opportunities for the Group

Individual Director internal performance evaluations

The internal performance evaluations of members of the Board are carried out by the following individuals:

Director being appraised	Appraiser
Chairman	Reviewed by the Non-Executive Directors excluding the Chairman and facilitated by the Senior Independent Non-Executive Director
Chief Executive Officer	Chairman and all Non-Executive Directors meet to discuss performance
Executive Directors	Chief Executive Officer
Non-Executive Directors	Chairman

Board committees

For the Board’s four Committee Reports, see pages 66 to 69 and 74 to 97.

Each Committee has written terms of reference which are approved by the Board and subject to review each year. Amendments to the terms of reference were made and approved for the Nomination, Remuneration and Audit Committees.

Management committees

Details of our management committees are set out below and their terms of reference can be found on the Company’s website at www.ihgplc.com/investors under corporate governance/committees or from the Company Secretary’s office on request.

Executive Committee

The Executive Committee considers and manages a range of strategic and business issues facing the Group. It monitors the performance of the business and is authorised to approve capital and revenue investment within levels agreed by the Board.

Governance: The Committee is chaired by Richard Solomons and usually meets monthly. Members of this Committee comprise the Executive Directors and the most senior executives from the Group (see page 60). The Committee recommends to the Board significant decisions which require its approval.

Disclosure Committee

The Disclosure Committee is responsible for ensuring that there are procedures in place so that information required to be disclosed in reports pursuant to UK and US accounting, statutory or listing requirements, fairly represent the Group’s position in all material respects.

Governance: The Committee is chaired by the Group’s Financial Controller. Members of this Committee comprise of George Turner and other senior officers. The Committee reports to Richard Solomons, Paul Edgecliffe-Johnson and the Audit Committee.

General Purposes Committee

The Committee attends to business of a routine nature and to the administration of matters, the principles of which have been agreed previously by the Board or an appropriate committee.

Governance: The Committee comprises any one Executive Committee member together with a senior officer from an agreed and restricted list. It is always chaired by an Executive Committee member and Patrick Cescau and Executive Directors are notified in advance of the business of the meeting.

Governance 65

Corporate Governance continued

Audit Committee Report

Committee membership
David Kappler Chairman Members Ian Dyson, Jennifer Laing, Jill McDonald, Dale Morrison
For full biographies see pages 57 to 59.

Dear Shareholder

Roles and responsibilities

The Audit Committee’s responsibilities fall in to five areas: (i) internal controls and risk management; (ii) financial reporting; (iii) internal audit; (iv) external audit and compliance; and (v) whistleblowing and fraud.

Terms of reference (ToR)

The Committee’s main role and responsibilities are set out in its ToR which have been drafted to be fully compliant with the Code provisions. A copy of the ToR can be found on the Company’s website at www.ihgplc.com/investors under corporate governance/committees or from the Company Secretary’s office on request.

Governance

The Committee was in place throughout 2013 and all Committee members remained independent, as determined annually by the Board. During the year, Ian Dyson and Jill McDonald joined the Committee. Each member has been appointed as they have the experience and expertise necessary to meet the Committee’s responsibilities.

The Board is satisfied that David Kappler continues to remain independent. Having served on the Board since June 2004, he will step down as Audit Committee Chairman on 1 April 2014 and Ian Dyson will be appointed Chairman of the Committee.

The Code requires the Committee to have at least one member with recent and relevant financial experience and the US Sarbanes-Oxley Act (SOX) necessitates a designated financial expert. The Board is satisfied that David Kappler and Ian Dyson meet the requirements of the Code and are financial experts – David is a qualified accountant and former Chief Financial Officer of Cadbury Schweppes plc and Ian is also a qualified accountant and former Group Finance and Operations Director at Marks & Spencer Group plc.

Committee meetings

In 2013, the Committee met five times and the following regular papers were received: an analysis of the audit and non-audit fees; an update on items discussed by the Disclosure Committee; an update on material litigation; a report on significant incidents of fraud and whistleblowing; a report on risk management; an update on SOX compliance; a report from the external Auditor; and a quarterly report on Global Internal Audit (GIA) activities.

At each Committee meeting the internal and external Auditors meet without the presence of management. At the invitation of the Committee, the Chairman (Patrick Cescau), the Chief Executive Officer, Chief Financial Officer, Head of GIA, Group Financial Controller and external Auditor, Ernst & Young LLP (EY), attend meetings. EY attended each meeting in 2013 and provided a report on key activities. PwC, who provide co-assurance for global technology projects and processes, also present key findings at every meeting. Other attendees are invited to meetings as appropriate, to provide a deeper insight into, and understanding of, key decisions.

Key issues discussed in 2013 meetings

The Committee discussed, amongst others, the following matters:

Date	Key issues discussed

14 February	•	Appraised EY and recommended their re-appointment
	•	Examined an analysis of EY’s audit and non-audit fees and assessed that fees incurred to date were in accordance with IHG’s Audit and Non-Audit Services Pre-Approval Policy
	•	Evaluated the 2013 Group Major Risk Review and Global Risk Management Report 2012
	•	Assessed the annual SOX review concluding that no material weaknesses had been found in the internal control environment. One significant deficiency was discussed and noted
	•	Considered recommendations on the preliminary announcement of the annual results, Annual Report and Review 2012 to the Board
	•	Considered EY’s Audit Results Report and made enquiries on key auditing and accounting items and control observations arising from the 2013 audit

2 May	•	Received an update on the 2013 GIA strategy following external review
	•	Considered and made recommendations on the first quarter interim management statement to the Board
	•	Discussed the principal areas of change for the 2013 SOX compliance review
	•	Considered the regulations proposing audit tender and rotation, and agreed to conduct a full review of audit services in 2015
	•	Received an update on treasury activities including the Group’s funding strategy, credit rating strategy, the maturity and profile of the Group’s facilities and the cashflow positions

1 August	•	Received an update on the new accounting standards which were effective from 1 January 2013
	•	Considered and recommended the Half-Year Results to the Board
	•	Approved the EY 2013 Audit Planning Report
	•	Received an update on PwC’s approach to technology assurance, agreed a number of technology audits on information security and requested an update on the same at each meeting
	•	Considered and made enquiries of EY on key matters arising from their interim review on the Group’s Half-Year Results

31 October	•	Received an overview of the System Fund accounting and IHG Rewards Club points liability
	•	Considered and recommended the third quarter interim management statement to the Board
	•	Received the annual update on the Group’s tax position, strategy and focus areas

9 December	•	Discussed the 2014 Major Risks review
	•	Considered the GIA 2014 Audit Plan and agreed to undertake an effectiveness review of GIA
	•	Completed the Audit and Non-Audit Services Pre-Approval Policy annual review and proposed no changes
	•	Reviewed and made enquiries of EY on the key findings in their Audit Update Report

66 IHG Annual Report and Form 20-F 2013

Significant matters in the 2013 Financial Statements

In respect of significant matters relating to the 2013 Financial Statements the Committee:

•	discussed with management the processes followed to estimate the liability for the Group’s loyalty programme and asked for clarification on the actuarial review undertaken by the third-party actuary and the key elements of the calculation of the estimated cost of point redemption. This is also an area of audit focus and the Committee considered with EY their reporting on this liability;

•	reviewed with management the assumptions and calculations supporting the major exceptional items in the year. In particular, the key elements of the charge arising on the UK Defined Benefit Pension Plan buy-in were discussed and the actuarial bases considered. With regard to this item, the Committee also considered EY’s views on the disclosures and approach adopted;

•	reviewed the detailed report from management supporting the conclusion that no impairment charges were required against the carrying value of hotel assets, goodwill or other intangible assets. In particular, the key judgements underlying hotel valuations were discussed and the short and longer-term growth assumptions underlying certain intangible valuations were challenged. EY’s views on the valuations performed by management were also considered; and

•	discussed the key judgements surrounding deferred tax recognition with the Head of Group Tax and the Chief Financial Officer. In particular, the assumptions regarding the recognition of future profits across the Group were discussed and clarified with management. This is also an area where the Committee received and discussed detailed reporting from EY.

A separate sub-committee meeting was held in February 2014 with management and EY to consider the Annual Report and Form 20-F 2013. The report was reviewed as a whole, to consider whether it provided a fair, balanced and understandable view of the Group with the necessary information for shareholders to assess the Group’s performance, business model and strategy. Audit Committee members provided comments on the draft report which were then incorporated into the final version.

External Auditor

EY have been the Group’s Auditor since it listed in 2003 (10 years). While an audit tender has not been carried out since EY’s initial appointment, the Committee considers the appointment of its Auditor annually, and in May 2013 made a recommendation to the Board that a full review of the audit provision should be carried out in 2015 subject to UK and EU legislation. To ensure EY’s independence is safeguarded, lead audit partners rotate every five years. The current lead audit partner has been in place for three years. An evaluation of EY takes place annually where questionnaires on EY’s services are completed by over 30 senior IHG finance employees.

The Committee reviews the independence and effectiveness of EY on an ongoing basis and receives reports from them on their independence annually. As well as Company policies and procedures, which aim to safeguard EY’s independence and effectiveness, EY also have their own protective policies and systems in place, which are explained in a Transparency Report issued by EY on an annual basis.

For the year ended 31 December 2013, the Committee was satisfied with the independence, objectivity and effectiveness of the relationship with EY as the external Auditor.

Non-audit services

EY provide non-audit services to the Group which are governed, to safeguard their objectivity and independence by IHG’s Audit and Non-Audit Services Pre-Approval Policy. The Policy is re-approved by the Audit Committee annually in December. For the 2013 financial year the policy was updated and approved at the Audit Committee meeting on 12 December 2012. The policy requires that pre-approval is obtained from the Audit Committee for all services before any work can be commenced, in line with US Securities and Exchange Commission requirements. Under this policy, the Committee is prohibited from delegating non-audit services approval to management. Compliance with the policy is actively managed and, as such, an analysis of audit and non-audit services are reviewed by the Committee at each meeting.

The Committee is aware of, and sensitive to, investor body guidelines on non-audit fees. During 2013, 12% of services provided to the Group were non-audit services; these included areas such as advisory work and corporate tax compliance.

For fees paid to EY for non-audit work during 2013 see page 123.

Internal control and risk management

The Committee monitors internal controls and risk management, on behalf of the Board, through quarterly reports from both the Head of GIA and from EY. Additionally, the Committee receives frequent risk management reports on relevant issues and developments from the Head of Risk Management and other management. The Committee Chairman updates the Board on the quality and effectiveness of internal controls across the Group through regular Board presentations. Fraud and whistleblowing reports are collated from information provided by the Group’s independent external provider, who facilitates the Group’s helpline phone number for employees with whistleblowing and fraud concerns, and fraud data from Global Risk Management and are presented to the Committee biannually. The Committee would be advised immediately of a significant matter, to ensure a proportionate and independent investigation was performed.

Internal audit

The Committee is responsible for reviewing and monitoring the activities of the GIA department and does this by way of an annual review. The results of the review are analysed and discussed at the Committee’s meeting in May.

Effectiveness of the Committee

Committee effectiveness is dependent on its overall efficiency as well as the efficacy of EY and GIA. The effectiveness of the Committee, EY and GIA is monitored and assessed annually through evaluation questionnaires.

Further details of the evaluation process can be found on page 65.

Key priorities for the Committee in 2014

During 2014, I will ensure a smooth transition to Ian Dyson and the Committee intends to remain focused on the key areas of responsibility delegated to it by the Board, ensuring that standards of good governance are maintained across all areas of the business, with a particular focus on the integrity of the internal financial controls and risk management systems.

David Kappler, Chairman of the Audit Committee

17 February 2014

Governance 67

Corporate Governance continued

Corporate Responsibility

Committee Report

Committee membership
Jennifer Laing Chairman Members Luke Mayhew, Dale Morrison, Richard Solomons, Ying Yeh
For full biographies see pages 57 to 59.

Dear Shareholder

Roles and responsibilities

The Corporate Responsibility Committee advises the Board on the Group’s corporate responsibility objectives and strategy and ensures that IHG’s responsible business priorities deliver against our core purpose, Great Hotels Guests Love.

Terms of reference (ToR)

Our role and responsibilities are set out in the ToR which can be found on the Company’s website at www.ihgplc.com/investors under corporate governance/committees or from the Company Secretary’s office on request.

Governance

All members have the experience and expertise necessary to meet the Committee’s responsibilities. During the year, a majority of the Committee members were Non-Executive Directors, as required under the ToR.

For further information on IHG’s approach to Corporate Responsibility matters see pages 32 and 33.

Committee meetings

In 2013, the Committee held three scheduled meetings and one additional meeting to discuss the corporate responsibility targets. Regular papers were received on corporate responsibility performance as well as deep dives into IHG’s core corporate responsibility programmes; IHG Green Engage, IHG Academy and the IHG Shelter in a Storm Programme.

The Heads of Corporate Responsibility and the Chairman (Patrick Cescau) also attend the meetings.

Effectiveness of the Committee

The Committee is monitored and assessed annually as part of the Board and Committee evaluation.

Further details of this process can be found on page 65.

Key issues discussed in 2013 meetings

The Committee discussed, amongst others, the following matters:

Date	Key issues discussed

15 February	•	Discussed performance against 2012 delivery plan and set 2013 priorities
	•	Discussed the Corporate Responsibility Report approach for 2013
	•	Received a deep dive update on the IHG Shelter in a Storm Programme

24 May	•	Received an update on the key achievements across core corporate responsibility programmes; IHG Green Engage, IHG Academy and IHG Shelter in a Storm Programme
	•	Considered the integration of responsible business into the IHG corporate brand
	•	Reviewed the 2013 to 2017 corporate responsibility external targets
	•	Evaluated the corporate responsibility work undertaken with owners and developers in key hotels

18 June	•	Received a deep dive update on IHG Green Engage and considered proposals for the implementation of IHG Green Engage as a brand standard across the IHG system
	•	Considered the corporate responsibility communications plan and progress made on delivering it
	•	Discussed the Group’s approach to and policy on human rights

26 September	•	Received a deep dive update on the IHG Academy
	•	Discussed the corporate responsibility Investor Breakfast and Media Briefing and subsequent press releases announcing IHG’s external corporate responsibility targets
	•	Received an update on the integration of responsible business into the IHG corporate brand
	•	Considered the corporate responsibility work undertaken with owners and developers in key hotels

2013-2017 Corporate responsibility targets

On 26 September 2013, the Group announced its corporate responsibility targets for 2013-2017, which are focused on our core Corporate Responsibility programmes: IHG Green Engage, IHG Academy, and IHG Shelter in a Storm Programme.

Our five-year targets are set out on page 32 and include: reducing the carbon footprint per occupied room by 12% across our entire estate; reducing water use per occupied room in water-stressed areas by 12%, providing skills and improved employability to 20,000 people through the IHG Academy; and contributing a total of $10 million to communities through monetary donations and in-kind support, including through the IHG Shelter in a Storm Programme.

We will also track and report supply chain diversity and integrate corporate responsibility criteria into the selection and evaluation process for preferred suppliers.

Key priorities for the Committee in 2014

Corporate responsibility continues to be an area of great importance to IHG and I, as Chairman of the Committee, am committed to promoting this as a significant part of doing business responsibly. During 2014 the Committee will continue to focus on making the best use of our key corporate responsibility programmes around the world and ensure responsible business remains synonymous with IHG.

Jennifer Laing, Chairman of the Corporate Responsibility Committee

17 February 2014

68 IHG Annual Report and Form 20-F 2013

Nomination Committee Report

Committee membership
Patrick Cescau Chairman Members Ian Dyson, David Kappler, Jennifer Laing, Jonathan Linen, Jill McDonald, Luke Mayhew, Dale Morrison, Ying Yeh
For full biographies see pages 57 to 59.

Dear Shareholder

Roles and responsibilities

The Nomination Committee considers the structure, size and composition of the Board, advising on succession planning and making appropriate recommendations to ensure the Board retains the appropriate level of diversity, skills and experience. The Committee is also responsible for reviewing the Group’s talent planning and leadership needs.

Terms of reference (ToR)

Our role and responsibilities are set out in the ToR which can be found on the Company’s website at www.ihgplc.com/investors under corporate governance/committees or from the Company Secretary’s office on request.

Governance

All members, excluding the Chairman are independent Non-Executive Directors, as required under its ToR and also the Code. During 2013 Ian Dyson and Jill McDonald joined the Committee. All members have the experience and expertise necessary to meet the Committee’s responsibilities.

Patrick Cescau would not chair the Committee when it is considering matters relating to his position. In these circumstances, David Kappler, Senior Independent Non-Executive Director, would act as Chairman of the Committee.

2013 Board appointments

The Committee considered a number of Board appointments in 2013. External search agents, Egon Zehnder International, who have no connection to IHG, were engaged to assist in finding two new Non-Executive Directors. The search was undertaken against detailed job specifications setting out the particular skills, knowledge and experience required for these particular positions.

The Committee considered and nominated Jill McDonald and Ian Dyson as Non-Executive Directors, who were appointed by the Board, effective from 1 June 2013 and 1 September 2013 respectively. Paul Edgecliffe-Johnson was considered and nominated as Chief Financial Officer by the Committee and subsequently appointed by the Board, effective 1 January 2014.

David Kappler will step down as Audit Committee Chairman and retire from the Board during 2014. In February 2014 the Committee considered and nominated Dale Morrison as Senior Independent Non-Executive Director and Ian Dyson as Audit Committee Chairman.

Committee meetings

In 2013, the Committee met on five occasions and considered executive succession planning and refreshment of the Board.

Key issues discussed in 2013 meetings

The Committee discussed, amongst others, the following matters:

Date	Key issues discussed

15 February	•	Considered the appointment of Kenneth Macpherson as Chief Executive Officer, Greater China and Keith Barr as Chief Commercial Officer
	•	Recommended the Board for re-election at the AGM
	•	Discussed succession planning for a Non-Executive Director and a new Audit Committee Chairman
	•	Conducted the annual review of the composition, skills, diversity, knowledge and experience of the Board
	•	Reviewed the performance appraisals for members of the Executive Committee

3 May	•	Recommended to the Board the appointment of Jill McDonald as Non-Executive Director
	•	Received an update on Board succession planning

18 June	•	Reviewed Executive Committee development, succession planning and the talent pool
	•	Received an update on succession planning for the Audit Committee Chairman

2 August	•	Recommended to the Board the appointment of Ian Dyson as Non-Executive Director
	•	Discussed the Board’s future skills gap and matched these with existing Director’s skills
	•	Discussed the Chief Executive Officer’s mid-year appraisal

5 December	•	Considered and recommended the appointment of Paul Edgecliffe-Johnson as Chief Financial Officer

Succession planning

Independent consultants are engaged for all Non-Executive Director appointment searches. The Committee remains focused, on behalf of the Board, on Board succession planning for both Executive and Non-Executive Directors.

During 2013, the Committee worked with senior management to review and strengthen the talent pool within the business and the appointment of Paul Edgecliffe-Johnson as Chief Financial Officer demonstrates the strength of our succession planning. A number of new senior hires were made in both global and regional leadership positions, further strengthening our internal pipeline.

Board diversity

We recognise the value of diversity in its broadest sense and, whilst all appointments are made on merit, we seek to ensure the Board maintains an appropriate balance through a diverse mix of skills, experience, knowledge and background.

We support the aspirations of the UK Lord Davies Report on ‘Women on Boards’ including the representation of women at the highest level in the organisation. We currently have four women on the Board (31%) and two on the Executive Committee (18%).

Further information on diversity across the Group can be found on page 23.

Key priorities for the Committee in 2014

The Committee will consider enhancements to the Board and Committees and as Chairman of the Committee, I am committed to ensuring that we continue to look for the right capabilities and competencies for the future, looking in particular in areas such as guest-facing technology.

Patrick Cescau, Chairman of the Nomination Committee

17 February 2014

Governance 69

Corporate Governance continued

Remuneration

For information on remuneration see the Remuneration Committee Report on pages 74 to 97.

Accountability

Risk management

The Board has ultimate responsibility for ensuring that business risks are effectively managed. The Board has considered and approved the risk management policy and has delegated regular review of the risk management procedures to the Audit Committee. The review is carried out through a monitoring process, which accords with the Code and the Internal Control: Guidance to Directors.

Further details on the Audit Committee’s role in managing risk are set out on page 67.

Day-to-day management of business risks are the responsibility of the Executive Committee. These are managed through established processes which monitor:

•	strategic plan achievement, through a comprehensive series of Group and regional strategic reviews;

•	financial performance, within a comprehensive financial planning and accounting framework;

•	capital investment performance, with detailed appraisal and authorisation processes; and

•	risk management processes relying upon a Major Risks review and assurance mapping process (through reports from the Head of Global Risk Management, the Head of GIA, and, as appropriate, from management) providing assurance that the significant risks faced by the Group are being identified, assessed, prioritised, evaluated and appropriately managed and mitigated, having regard to the balance of risk, cost and opportunity.

Board annual review of internal controls and risk management

The Board conducts an annual review of the effectiveness of the Group’s system of internal controls and risk management. This review covers all material controls, including financial, operational and compliance controls, the principal risks affecting the Group, the risk management systems, and also takes into account any material developments since the year end.

Whilst areas for continuous improvement have been identified and actions initiated as a result of the Group’s processes, no significant shortcomings have been identified from the 2013 risk assessments.

Internal controls

The system of internal controls aims to support the delivery of our strategy by managing the risk of failing to achieve business objectives and the protection of assets (including the Group’s brands and reputation). As such, it must be recognised that it can only provide reasonable and not absolute assurance.

The Group continues to insure against risks, but certain risks remain difficult to insure, due to the breadth and cost of coverage. In some cases, external insurance is not available at all, or not at an economical price. The Group regularly reviews both the type and amount of external insurance that it buys, bearing in mind the availability of such cover, its price and the likelihood and magnitude of the risks involved.

Major Risks register

In 2013, the Audit Committee was satisfied that the Group has an effective risk management system and the Executive Committee, Audit Committee and the Board reviewed the Major Risks affecting the Group.

Our approach to risk management, key risk mitigating activities and the principal risks and factors that could affect the Group are set out on pages 34 to 37.

Global Internal Audit (GIA) Plan and Effectiveness Review

In December each year, the Audit Committee discusses the GIA Plan and approves its nature and scope for the forthcoming year. This Plan is reviewed on a quarterly basis to ensure coverage of emerging risks. The Audit Committee then instructs GIA to undertake an agreed schedule of audits during which the effectiveness of the Group’s internal controls are assessed.

During the year an internal GIA Effectiveness Review was carried out and reported to the Audit Committee. The Review contained input from auditees and senior management and assessed GIA against the Institute of Internal Auditors Standards. Following the 2013 Review, the Audit Committee concluded that the Group’s systems of internal controls and risk management, including internal audit activities, were operating effectively.

Financial reporting controls

The key financial controls across all our business units have been identified and evaluated, in particular, to comply with our US obligations, arising from the Sarbanes-Oxley Act 2002. This has enabled appropriate representations regarding the effectiveness of internal financial controls to be made.

Relations with shareholders

Share capital and shareholders

The Company’s issued share capital at 31 December 2013 consisted of 268,929,217 ordinary shares of 14 194/329 pence each including 9,773,912 shares held in treasury. There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares. During the year, 604,146 new shares were issued under employee share plans and the Company continued the share buyback it commenced on 12 November 2012.

For further details on shareholder profiles see page 180.

Board engagement with shareholders

The Board engaged with shareholders in a number of ways during 2013, which included:

•	half-year and full-year formal reporting;

•	presentations by Richard Solomons and Tom Singer (Chief Financial Officer to 1 January 2014) to institutional investors, analysts and the media following results announcements;

•	a programme of meetings throughout the year with major institutional shareholders;

•	telephone conferences after the release of the first and third quarter interim management statements;

•	meeting the shareholders face-to-face and responding to questions at the AGM; and

•	hosting an investor and analyst educational event ‘Delivering High Quality Growth’ presented by Richard Solomons, Tom Singer and members of the Executive Committee.

70 IHG Annual Report and Form 20-F 2013

To enable as many shareholders as possible to access conferences and presentations, telephone dial-in facilities are made available in advance and live audio webcasts are made available after the presentation, together with associated data and documentation. These can be found at www.ihgplc.com/investors under financial library.

Currently around 30 sell-side research analysts publish research on the Group; their details are available at www.ihgplc.com/investors under analysts’ details.

Major institutional shareholders

The Board takes its responsibility to represent and promote the interests of its shareholders seriously and believes it is very important to fully engage with them. As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any governments.

As at 17 February 2014, the Company had been notified of the following significant holdings in its ordinary shares under the UK Disclosure and Transparency Rules:

Shareholder	As at 17 February 2014		As at 18 February 2013		As at 13 February 2012

	Ordinary shares/ ADSs	%	Ordinary shares/ ADSs	%	Ordinary shares/ ADSs	%
Cedar Rock Capital Limited	14,923,417	5.07	14,923,417	5.07	14,923,417	5.07
BlackRock, Inc.	13,061,965	5.01	14,505,612	5.02	14,505,612	5.02
The Capital Group Companies, Inc.	8,557,888	3.30	N/A	N/A	14,495,664	5.02

The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements, the operation of which may result in a change in its control.

AGM

The AGM provides a useful forum for one-to-one communication with private shareholders, many of whom are also guests in our hotels. At the AGM, shareholders receive presentations on the Company’s performance and may ask questions of the Board, including Patrick Cescau and the Chairmen of the Committees.

The AGM will be at 11:00am on Friday 2 May 2014 and the notice convening this meeting will be sent to shareholders at the same time as this Annual Report and Form 20-F.

Ernst & Young LLP have expressed their willingness to continue in office as Auditor of the Company and their reappointment will be put to shareholders at the AGM.

Meetings with major institutional shareholders

A programme of meetings throughout the year is arranged with major institutional shareholders. These meetings provide an opportunity to discuss, using publicly-available information, the progress of the business, its performance, plans and objectives. Patrick Cescau, David Kappler and other Non-Executive Directors are available to meet with major shareholders to understand their issues and concerns and to discuss governance and strategy.

Board shareholder updates

Facilitated, structured meetings are encouraged with shareholders and any new Director is available for meetings with major shareholders as a matter of course.

A formal external review of shareholder opinion is presented to the Board on an annual basis and both the Executive Committee and the Board receive regular updates on shareholder relations.

Engagement on remuneration matters

Details of the Remuneration Committee’s engagement with shareholders is set out on page 85.

Re-engaging with ‘gone away’ shareholders

We continue to be supported by ProSearch to locate shareholders who have failed to keep their details up-to-date. To date, the programme has been very successful and many asset reunifications have been made. For further information see page 181.

Director and Executive Committee shareholdings

As at 17 February 2014, Directors and Executive Committee members had the same number of beneficial interests in shares as at 31 December 2013, as set out in the table on page 72. These shareholdings include all beneficial interests and those held by Directors’ spouses and other connected persons. As at 17 February 2014, no Director or Executive Committee member held more than 0.1% of the total issued share capital.

None of the Directors have a beneficial interest in the shares of any subsidiary. The shareholdings set out below do not include Directors’ or Executive Committee members’ entitlements to share awards under the Company’s share plans. These are set out separately in the Directors’ Remuneration Report on page 94 for the Directors and on page 167 for Executive Committee members.

Governance 71

Corporate Governance continued

Directors	As at 31 December 2013 ordinary shares		As at 31 December 2012 ordinary shares
Chairman
Patrick Cescau[1]	–		–
Chief Executive Officer
Richard Solomons	371,198		322,379
Executive Directors
Paul Edgecliffe-Johnson[2]	–		–
Kirk Kinsell	127,444	[7]	155,628
Tracy Robbins	85,703		85,703
Tom Singer[3]	54,386		20,846
Senior Independent Non-Executive Director
David Kappler	1,308		1,308
Independent Non-Executive Directors
Ian Dyson[4]	–		–
Jennifer Laing	3,148		3,148
Jonathan Linen[5]	6,853		6,853
Luke Mayhew	1,866		1,866
Jill McDonald[6]	–		–
Dale Morrison[5]	4,233		4,233
Ying Yeh	–		–
Executive Committee
Keith Barr	24,399		24,399
Angela Brav	19,286		27,135
Kenneth Macpherson	1,797		–
Eric Pearson	65,293		101,914
Jan Smits	106,350		106,350
George Turner	3,277		3,277

[1]	Appointed as a Non-Executive Chairman on 1 January 2013.
[2]	Appointed as Chief Financial Officer on 1 January 2014 following the resignation of Tom Singer.
[3]	Resigned on 1 January 2014.
[4]	Appointed as a Non-Executive Director on 1 September 2013.
[5]	Shares held in the form of American Depositary Receipts.
[6]	Appointed as a Non-Executive Director on 1 June 2013.
[7]	126,850 ordinary shares and 594 American Depositary Receipts.

2013 share awards and grants to employees

No awards or grants over shares were made during 2013 that would be dilutive of the Company’s ordinary share capital. Current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market, however the Board continues to review its policy and will present its Directors’ Remuneration Policy and Annual Report on Directors’ Remuneration to shareholders for approval at the 2014 AGM. A number of options granted up to 2005 are yet to be exercised and will be settled with the issue of new shares.

The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

Employee share ownership trust (ESOT)

IHG operates an ESOT for the benefit of employees and former employees. The ESOT purchases shares in the market and releases them to current and former employees in satisfaction of share awards. During the year, the ESOT released 532,152 shares and at 31 December 2013 it held 1,196,061 shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

Directors’ Report

Much of the information previously provided as part of the Directors’ Report is now required under Company Law to be presented as part of the Strategic Report. This Directors’ Report includes the information required to be given in line with the Companies Act, or where provided elsewhere, an appropriate cross reference is given. The Corporate Governance Statement approved by the Board is provided on pages 56 to 72.

Subsidiaries, joint ventures and associated undertakings

The Group has over 290 subsidiary, joint venture and associated undertakings.

Directors

During 2013 the following individuals served as Directors:

Patrick Cescau, Richard Solomons, Kirk Kinsell, Tracy Robbins, Tom Singer, David Kappler, Ian Dyson, Jennifer Laing, Jonathan Linen, Luke Mayhew, Jill McDonald, Dale Morrison and Ying Yeh.

Tom Singer served until his resignation on 1 January 2014.

The biographies of the current Directors in office are given on pages 57 to 59.

For further information on the annual re-election of Directors and details on David Kappler’s resignation see page 61.

Articles

The Company’s Articles may only be amended by special resolution. The Articles are available on the Company’s website at www.ihgplc.com/investors under corporate governance and a summary is provided on pages 169 to 170.

Shares

Share issues and buybacks

An ongoing $500m share buyback programme is currently in place, which was announced on 7 August 2012 and commenced on 12 November 2012. The share buyback authority remains in force until the 2014 AGM, and a resolution to renew the authority will be put to shareholders at that AGM.

In 2013, the following transactions in ordinary shares of 14 194/329 pence each, took place which affected the Company’s issued share capital (268,929,217 as at 31 December 2013):

Event	Ordinary shares
Share plan exercises	604,146
Share buyback	9,773,912
Treasury shares	9,773,912

72 IHG Annual Report and Form 20-F 2013

Directors’ Report continued

As at the 31 December 2013, the 9,773,912 ordinary shares bought back and held in treasury constitute 3.6% of the total issued share capital (including treasury shares).

Share capital and shareholders

For further details see page 70.

Dividends

	Ordinary shares	ADR
Interim dividend
Paid 4 October 2013	15.1p	23.0¢
Special dividend
Paid 4 October 2013	87.1p	$1.33
Final dividend
Subject to shareholder approval, payable on 9 May 2014 to shareholders on the Register of Members at the close of business on 21 March 2014	28.1p	47.0¢

For more information on IHG’s return of funds and dividends see note 8 on page 126.

Future business developments of the Group

Further details on these are set out in the Strategic Report on pages 10 to 53.

Employees and Code of Conduct

Details of the average number of people IHG employed as at 31 December 2013 and the number of people working across the whole estate are set out on page 21.

The Code of Conduct applies to all Directors, officers and employees and complies with the NYSE rules as set out in section 406 of the US Sarbanes-Oxley Act 2002. Further details can be found on page 32.

For more information on the Group’s employment policies, including equal opportunities, employee communications and development see pages 21 to 23.

Greenhouse gas emissions

The disclosures concerning greenhouse gas emissions required by law are included in the Strategic Report on page 33.

Finance

Political donations

The Group made no political donations under the Companies Act during the year and proposes to maintain this policy.

Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 21 to the Group Financial Statements on pages 135 to 137.

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole:

•	the five-year $1.07bn syndicated loan facility agreement dated 7 November 2011, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable;

•	the seven-year £250m bond issued by the Company on 9 December 2009, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued; and
•	the 10-year bond £400m issued by the Company on 28 November 2012, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

Further details on these are set out on pages 170 to 172.

Business relationships

During 2012, the Group entered into a five-year technology outsourcing agreement with International Business Machines Corporation (IBM), pursuant to which IBM operates and maintains the infrastructure of the Group’s reservations system. Otherwise, there are no specific individual contracts or arrangements considered to be essential to the business of the Group as a whole.

Existence of qualifying indemnity provisions

For further details see Directors and officers liability insurance on page 63.

Disclosure of information to the Auditor

For further details see page 100.

Events after the reporting period

In February 2014, the Group signed an agreement to sell the InterContinental Mark Hopkins San Francisco for $120m in cash and enter into a long-term management contract on the hotel. The hotel had a net book value of $90m at 31 December 2013.

Going concern

An overview of the business activities of IHG, including a review of the key business risks that the Group faces is given in the Strategic Report on pages 10 to 53 and in the Group Information on pages 164 to 167. Information on the Group’s treasury management policies can be found in note 21 to the Group Financial Statements on pages 135 to 137. The Group refinanced its bank debt in November 2011 and put in place a five-year $1.07bn facility. In November 2009 the Group issued a seven-year £250m sterling bond and, in November 2012, a 10-year £400m sterling bond. At the end of 2013 the Group was trading significantly within its banking covenants and debt facilities.

The Group’s fee-based model and wide geographic spread means that it is well placed to manage through uncertain times and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

By order of the Board

George Turner, Company Secretary

InterContinental Hotels Group PLC

Registered in England and Wales,

Company number 5134420

17 February 2014

Governance 73

Directors’ Remuneration Report

Remuneration Committee Chairman’s statement

Committee membership Luke Mayhew Chairman Members Ian Dyson, David Kappler, Jonathan Linen, Ying Yeh
For full biographies, please see pages 57 to 59.

Dear Shareholder

2013 corporate performance and incentive outcomes

IHG continued to deliver sustainable and attractive returns for shareholders in 2013, as shown by the financial corporate performance indicators in the table below.

This is the first year in which the Annual Performance Plan (APP) has included measures of guest satisfaction (Guest HeartBeat) and employee engagement; overall there were encouraging performance improvements at both global and regional levels.

Under the Long Term Incentive Plan (LTIP) 2011/13 cycle, strong three-year Total Shareholder Return (TSR) resulted in maximum vesting of this element (50% of total award). However, there was only partial vesting for the Revenue per available room (RevPAR) growth element (25%), and no vesting against the net rooms growth target (25%). This LTIP cycle was the first with relative RevPAR and rooms growth targets.

Executive Director remuneration has reflected this overall performance with APP awards slightly above target and comparable to last year, and 59% vesting under the 2011/13 LTIP cycle, down on last year’s full vesting.

Corporate performance indicators	2013		2012		2011
Operating profit before exceptional items	+10.4% $668m	[1]	+10.4% $605m	[2]*	+25.9% $548m	[3]*
Full-year dividend per share (excluding any special dividends and capital returns)	70¢ 43.2p		64¢ 41.2p		55¢ 34.5p
Three-year total TSR (annualised)	+18.4%		+28.2%		+29.8%

[1]	Includes three liquidated damages receipts in 2013: $31m in The Americas, $9m in Europe and $6m in AMEA.
[2]	Includes one significant liquidated damages receipt in 2012 of $3m in The Americas.
[3]	Includes two significant liquidated damages receipts in 2011: $10m in The Americas and $6m in AMEA.

*	With effect from 1 January 2013 the Group has adopted IAS 19 (Revised) ‘Employee Benefits’ resulting in the following additional charges to operating profit: $5m for the six months ended 30 June 2012; $9m for the 12 months ended 31 December 2012; $6m for the six months ended 30 June 2011 and $11m for the 12 months ended 31 December 2011.

Format of this report

This year sees the introduction of a binding shareholder vote on the Directors’ Remuneration Policy (see pages 78 to 86) in addition to the advisory vote on the Annual Report on Directors’ Remuneration (see pages 87 to 96). The new regulations and guidelines have helped clarify best practice in sharing information with shareholders. Consistent with our historic approach of transparency with shareholders, our 2012 Directors’ Remuneration Report reflected as much as possible of the direction and spirit of the then draft new rules. The 2012 Directors’ Remuneration Report won the PwC Building Public Trust Award for Executive Remuneration Reporting in the FTSE 100.

Board changes

Paul Edgecliffe-Johnson was appointed to the Board as Chief Financial Officer on 1 January 2014 following the resignation of Tom Singer with effect from that date. Paul Edgecliffe-Johnson was previously Chief Financial Officer of IHG’s Europe and Asia, Middle East and Africa regions. Paul Edgecliffe-Johnson’s annual salary on appointment was £420,000, with the first review date being 1 April 2015. The usual annual and long-term incentive award levels will apply.

Directors’ Remuneration Policy at IHG

Our Remuneration Policy remains largely unchanged from last year. In presenting the policy we have looked to explain how the elements relate to the business strategy and also clearly identify where the Committee has reserved the ability to use its discretion to ensure that actual remuneration reflects underlying business performance and shareholder return.

We believe that the current policy as a whole is well-aligned to the business strategy and growing long-term shareholder value. We are comfortable that the outcomes have reflected business performance. During 2013, the Committee discussed a number of issues that were raised by shareholders in the context of the public debate about executive remuneration. These included Executive Director shareholdings, the use of the TSR as an LTIP measure and pension arrangements.

Executive Director shareholdings

We encourage senior executives to hold shares. The Chief Executive Officer has a minimum requirement to hold 300% of salary in shares; other Executive Directors 200%. At the end of 2013, the Chief Executive Officer held 1,011% of salary in shares owned outright and a further 974% of salary in unvested share awards. Given this level of shareholding, we do not consider it necessary at this time to change our policy or require a post-vesting holding period.

Use of TSR as an LTIP measure

We believe that the combination of TSR, relative growth in net rooms and RevPAR, provides the right balance and focus for driving and rewarding long-term success at IHG. However, we do understand that achievement of these measures has to be underpinned by improvements across a whole range of financial performance metrics. To support this, during 2013, the Committee decided to reserve the discretion to review the vesting outcomes under all of the LTIP measures at the end of each three-year cycle against an assessment of the Group’s earnings and the quality of financial performance over the period, including sustainable growth and the efficient use of cash and capital.

74 IHG Annual Report and Form 20-F 2013

Pension arrangements

We are continuing to make progress in reducing the risks and potential liabilities from our legacy UK defined benefit pension scheme. This was closed to new members in 2002 and closed to future accruals in June 2013, following which the plan liabilities of the defined benefit section of the InterContinental Hotels UK Pension Plan were also secured with an insurer. We continue to work to remove defined benefit liabilities and risks from the Company’s balance sheet. The focus in 2014 is on the historic Enhanced Early Retirement Facility (EERF) pension arrangements, the InterContinental Executive Top-Up Scheme (ICETUS) and the Six Continents Executive Top-Up Scheme (SCETUS).

•	A relatively small group of executives have had a non-contractual opportunity to retire at 55 without a reduction in their pension (EERF). This requires the consent of the Company. This facility will be phased out. As part of this phasing out there will be an immediate increase in the age from which most participants are eligible to request the facility. Richard Solomons’ facility is being phased out in line with all other plan members.

•	During 2014, we also plan to offer members of the ICETUS/SCETUS, the unfunded, unregistered top-up plan, an opportunity to receive a cash alternative to benefits under the ICETUS/SCETUS. This will be calculated at a rate which is fair and reasonable, both to scheme members and shareholders. Richard Solomons currently participates in the ICETUS arrangement.

Following these changes, we will have largely completed the process of redrawing IHG’s UK pension arrangements and minimising the risks to the Company going forward from the historic defined benefit arrangements; these changes should significantly reduce IHG’s pension liability risks.

New incentive plan rules

The rules of our annual and long-term incentive plans are due to expire in 2015, and, in line with good practice, we will present updated rules for these plans to shareholders at the 2014 AGM at the same time as the Directors’ Remuneration Policy and Annual Report on Directors’ Remuneration and Implementation of Remuneration Policy in 2014. These rules reflect the policy set out in this Directors’ Remuneration Report.

Conclusion

The Board recommends this Directors’ Remuneration Policy to shareholders. It will provide the framework to allow us to recruit, motivate and retain the talent IHG needs and to ensure the alignment of executive remuneration with the creation of value for shareholders.

This Director’s Remuneration Report was approved by the Board on 17 February 2014.

Luke Mayhew, Chairman of the Remuneration Committee

17 February 2014

Content of the 2013 Directors’

Remuneration Report

76	Governance
77	Strategic context
78-86	Directors’ Remuneration Policy
87-96	Annual Report on Directors’ Remuneration
97	Implementation of Remuneration Policy in 2014

At the Company’s forthcoming AGM on 2 May 2014, the Directors’ Remuneration Policy will be subject to a binding vote by shareholders, and the Annual Report on Directors’ Remuneration and Implementation of Remuneration Policy in 2014 together are subject to an advisory vote by shareholders.

Governance 75

Directors’ Remuneration Report continued

Governance

Remuneration Committee and consideration of matters relating to Directors’ remuneration

The Committee comprises the following members, all of whom were independent Non-Executive Directors:

Member	Role	Date of appointment	Number of meetings attended
Luke Mayhew	Chairman	1 July 2011	6/6
Ian Dyson[1]	Member	1 September 2013	3/3
David Kappler	Member	21 June 2004	5/6	[2]
Jonathan Linen	Member	1 December 2005	6/6
Ying Yeh	Member	1 December 2007	6/6

[1]	Ian Dyson was appointed as a Non-Executive Director on 1 September 2013.
[2]	David Kappler missed one committee meeting due to a prior commitment known to the board in advance.

Patrick Cescau (Chairman of the Board) attended all but the September meeting. Richard Solomons (Chief Executive Officer) and Tracy Robbins (Executive Vice President, Human Resources and Group Operations Support) attended all meetings.

Jennifer Laing attended the February and May meetings and Dale Morrison attended the May meeting. They are both members of the Audit, Nomination and Corporate Responsibility Committees.

Jean-Pierre Noël (Senior Vice President, Global Reward) attended all meetings and provided advice to the Committee on remuneration proposals as required.

No individual was present when their own remuneration was being considered.

Governance

The Committee’s remit is set out in its terms of reference, which are reviewed annually and were updated by the Board in December 2013. They are available on the Company’s website at www.ihgplc.com/investors under corporate governance/committees, or from the Company Secretary’s office on request.

Responsibilities

The Committee agrees, on behalf of the Board, all aspects of the remuneration of the Executive Directors and the Executive Committee, and agrees the strategy, direction and policy for the remuneration of other senior executives who have a significant influence over the Company’s ability to meet its strategic objectives.

Committee approach to managing risk

The approach to remuneration is to directly link it to IHG’s strategy. Risk management is a key part of IHG’s responsible business practices and the Committee considers risk mitigation as central to the way that incentive arrangements are structured, for example:

•	the APP and LTIP are all structured so as to have a balance of measures that ensure senior executives are not incentivised to behave in a way that could adversely affect the sustainable growth of the Group and the long-term interests of its shareholders. For instance, in the 2013 and 2014 APP, the drive for short-term financial results is balanced by performance measures focused on guest satisfaction and employee engagement;
•	the Committee reserves the discretion to determine that payouts in the LTIP be adjusted if they are not consistent with the Committee’s assessment of the Group’s earnings and the quality of the financial performance over the relevant performance period; and

•	for awards under the Company’s incentive plans made from January 2012, malus provisions, which allow for the value of awards to be reduced or extinguished before vesting, may be used by the Committee in any situation of misconduct that causes significant damage or potential damage to IHG’s prospects, finances or brand reputation, and/or actions that lead to material misstatement or restatement of accounts.

Key issues discussed in 2013 meetings

In 2013, the Committee met six times at which the following matters were discussed:

Date	Key issues discussed

14 February	•	2012 Executive Committee annual performance and salary review
	•	2013 Executive Committee key performance objectives
	•	2012 Annual Bonus Plan (ABP) and 2010/12 LTIP results
	•	2013 APP structure
	•	2013/15 LTIP targets and awards
	•	2013 Remuneration Committee agenda
	•	2012 Directors’ Remuneration Report

2 May	•	Review of approach to performance management
	•	LTIP: review of TSR measure
	•	2013 Remuneration Committee agenda

18 June	•	Directors’ Remuneration Report: new disclosure requirements
	•	2013 APP: overview and projections
	•	LTIP: operation of the measures
	•	AGM update

26 September	•	Directors’ Remuneration Report: new disclosure requirements
	•	Linking LTIP with individual performance
	•	2013 incentive plan target projections
	•	Structure of ABP and APP deferred shares

1 November	•	2014 APP: approach to target setting
	•	Structure of APP deferred share awards
	•	Approach to potential introduction of employee share plan

11 December	•	2013 APP: approach to measurement of targets
	•	2014 Executive Committee Key Performance Objectives
	•	LTIP and APP: new plan rules
	•	2013 Directors’ Remuneration Report
	•	Update on incentive plan achievement
	•	2014 Remuneration Committee agenda
	•	Approach to LTIP discretion and Executive Director Shareholdings
	•	Remuneration Committee terms of reference
	•	Pensions

Details of remuneration advisers to the Committee can be found on page 95.

76 IHG Annual Report and Form 20-F 2013

Strategic context

Key remuneration principles

IHG’s executive remuneration principles are designed to drive the delivery of strategic objectives by:

•	attracting and retaining high-quality executives in an environment where compensation is based on global market practice;

•	aligning rewards for executives with the achievement of business performance targets, strategic objectives and returns to shareholders;

•	supporting equitable treatment between members of the same executive team; and

•	facilitating global assignments and relocations.

IHG’s remuneration structure for senior executives places a strong emphasis on performance-related reward. The Committee believes that it is important to reward management, including the Executive Directors, for targets achieved, provided those targets are stretching.

Link with strategy

Our strategy for high-quality growth (detailed on pages 18 and 19), is the driver of our reward structure.

The Key Performance Indicators (KPIs) (set out on pages 38 and 39), monitor our success in achieving our strategy and measure the progress of our Group to deliver high-quality growth. They are organised around the elements of our strategy: Winning Model, Targeted Portfolio and Disciplined Execution and are reflected in IHG’s annual and long-term incentive plans as shown below:

Governance 77

Directors’ Remuneration Report continued

Directors’ Remuneration Policy

The policy for Executive Directors, set out below, will apply from the date of the 2014 AGM (subject to approval), and is available to view at www.ihgplc.com/investors.

The Committee will consider the remuneration policy annually to ensure it remains aligned with strategic objectives. However, it is intended that the policy set out below will apply for three years from the 2014 AGM; if any amendments need to be made to the policy within that timeframe, it will first be presented to be voted upon by shareholders.

Future policy table

How the element supports our strategic objectives	Operation

Salary	Reviewed annually and fixed for 12 months from 1 April.
(100% cash)	The Committee considers:
Recognises the market value of the role and the individual’s skill, performance and experience.	•	business performance;
	•	current remuneration against internal and external benchmarks; and
	•	average salary increases for the wider IHG workforce.
When external benchmarking is used, the comparator groups are chosen having regard to:
	•	size – market capitalisation, turnover, profits and the number of employees;
	•	diversity and complexity of the business;
	•	geographical spread of the business; and
	•	relevance to the hotel industry.

Annual Performance Plan (APP)[1] (50% cash and 50% IHG shares deferred for three years)

Drives and rewards annual performance against both financial and non-financial metrics.

Aligns individuals and teams with key strategic priorities.

Aligns short-term annual performance with strategy to generate long-term returns to shareholders.

Reviewed annually with targets set in line with key strategic priorities.

Includes facility to use regional or global measures or a combination thereof.

Awards are made annually, 50% in cash after the end of the relevant financial year and 50% in the form of IHG share awards which vest after three years subject to leaver provisions.

The Committee has discretion to make awards wholly in cash rather than part-cash and part-shares.

The share awards are made in the form of conditional awards or forfeitable shares, the latter having the right to receive dividends and vote at general meetings.

Malus applies to awards. See page 82 for details.

Executive Directors are expected to hold all shares earned (net of any shares sales required to meet personal tax liabilities), until the guideline shareholding requirement is achieved (300% of salary for the Chief Executive Officer and 200% for other Executive Directors). See page 94 for details.

Long Term Incentive Plan (LTIP) (100% shares) Drives and rewards delivery of sustained long-term performance on measures that are aligned with the interests of shareholders.

Annual conditional awards of IHG shares, or options over IHG shares, which vest after a period of three years, or such longer period as the Committee determines, subject to the achievement of corporate performance targets.

The Committee may also impose such post-vesting holding periods as it may, at its discretion, determine.

The Committee also has discretion to make awards in cash rather than shares.

Malus applies to awards. See page 82 for details.

Executive Directors are expected to hold all shares earned (net of any shares sales required to meet personal tax liabilities), until the guideline shareholding requirement is achieved (300% of salary for the Chief Executive Officer and 200% for other Executive Directors). See page 94 for details.

[1]	The term Annual Performance Plan includes cash and deferred IHG share awards granted to Executive Directors and other senior employees under the rules of the IHG Annual Bonus Plan for financial years 2012 and 2013.

78 IHG Annual Report and Form 20-F 2013

How to use this report

The 2013 Directors’ Remuneration Report uses colour coding throughout the Directors’ Remuneration Policy and Annual Report on Directors’ Remuneration to denote different elements of remuneration, as follows:

Maximum opportunity	Performance framework

Over the policy period, salaries for current Executive Directors will increase in line with the range of increases applying to the corporate UK and US employee population, other than where there is a change in role or responsibility, or a significant variance to the market arises, that warrants a more significant increase. Any such changes will be fully explained.	The results of an individual’s annual performance appraisal give an overall personal performance rating, which is taken into account when reviewing salary levels.

Newly promoted or recruited Executive Directors may on occasion have their salaries set below the benchmark policy level while they become established in role. In such cases, salary increases may be higher than the corporate UK and US employee population until the target positioning is achieved.

Maximum annual award is 200% of salary. See page 83 for approach regarding recruitment remuneration.	(i)	70% is based on EBIT achievement vs target.
(ii)

30% is based upon key non-financial measures aligned to strategic priorities; the weighting, measures and targets relating to this element of the APP are determined by the Committee on an annual basis.

Target award is 115% of salary; threshold is 50% of target award for each measure.
The Committee may vary the relative weighting of EBIT and other metrics from year to year.
Personal performance may also be taken into account in determining awards under the APP.

The Committee may exercise reasonable discretion to adjust an award made under the APP upwards or downwards after application of the performance measures to take into account any relevant factors, including but not limited to, performance relative to IHG’s competitors and extent of achievement across all measures, provided that in no case will an award exceed the maximum opportunity stated.

For information on performance measures used in 2013 and 2014 – see pages 88 and 97.

The maximum annual award is 205% of salary. The Committee has no current intention to award more than the policy maximum, but if exceptional and unforeseen circumstances arise that warrant it, the Committee has discretion to increase this to 300% of salary under the LTIP rules. Any such award will be fully explained.

See page 83 for approach regarding recruitment remuneration.

The measures are as follows and targets are reviewed and may be changed by the Committee annually to ensure alignment with strategic objectives:
	(i)	25% relative net rooms growth and 25% relative RevPAR growth:
	•	20% threshold vesting if equal to average growth of comparator group;
	•	maximum vesting if ranked as 1st in the comparator group; and
	•	straight-line vesting in between.
	(ii)	50% relative TSR:
	•	20% threshold vesting if equal to comparator group;
	•	maximum vesting if 8% or more per year ahead of comparator group; and
	•	straight-line vesting in between.
All targets measured over a performance period of at least three years.
The measures operate on the basis of appropriate comparator groups of companies, which the Committee determines on an annual basis.

The Committee will review the vesting outcomes under all of the LTIP measures at the end of each three-year cycle against an assessment of Group earnings and the quality of financial performance over the period, including sustainable growth and the efficient use of cash and capital. If the Committee determines that the vesting outcomes do not appropriately reflect the financial performance of the Group, it may reduce the number of shares that vests.

The Committee may also adjust awards if a significant one-off event happens that makes the original performance measures no longer appropriate.

For information on performance measures used in 2013 and 2014 – see pages 90 and 97.

Governance 79

Directors’ Remuneration Report continued

Directors’ Remuneration Policy continued

Future policy table continued

How the element supports our strategic objectives	Operation	Maximum opportunity	Performance framework

Pension Provides funding for retirement. Helps recruit and retain.

The following plans are operated:

•     for UK executives, the executive defined contribution section of the InterContinental Hotels UK Pension Plan (IC Plan);

•     for UK executives, the InterContinental Executive Top-Up Scheme (ICETUS);

•     for US executives, a DC 401(k) Plan (US 401(k) Plan) and a DC Deferred Compensation Plan (US Deferred Compensation Plan); and

•     for non-UK and non-US executives, the InterContinental Hotels Group International Savings and Retirement Plan, and other local plans.

A cash allowance in lieu of pension contributions is offered.

Until 30 June 2013, IHG operated an executive defined benefit section of the IC Plan in which Richard Solomons participated. This closed to future accruals for existing members from 1 July 2013.

Under the phasing out of Enhanced Early Retirement Facility, Richard Solomons could now retire with no reduction to his pension from approximately age 58 and no earlier. Retirement before age 58 is allowed under the facility but abatement to the pension will apply.

This provision only applies on the consent of the Company.

Salary is the only element of remuneration that is pensionable.

Current contribution levels are as follows:

•     executive defined contribution section of the IC Plan and ICETUS: 7.5% employee contribution with 30% matching Company contribution;

•     US 401(k) Plan: 2%-75% employee contribution with 4% matching Company contribution; and

•     US Deferred Compensation Plan: up to 75% employee contribution with 2% matching Company contribution and 8%-20% additional Company contribution if certain conditions are met.

These may be increased by the Committee in exceptional circumstances where market conditions so warrant.

None.

Benefits Market competitive, consistent with role/location. Helps recruit and retain.	IHG pays the cost of providing the benefits on a monthly basis or as required for one-off events.

The value of benefits is dependent on location and market factors.

Benefits may include the cost of independent financial advice, car allowance/company car, private healthcare/medical assessments and other benefits provided from time to time. Benefits would be restricted to the typical level in the relevant market for an Executive Director.

Benefits may also include relocation and expatriate or international assignment costs where appropriate, including for example:

•     cost of living allowance;

•     travel costs;

•     housing allowance;

•     professional advice;

•     education allowances;

•     tax equalisation;

•     medical expenses; and

•     relocation allowance.

Relocation and expatriate or international assignment costs would be restricted to the typical level in the relevant market for an Executive Director.

None.

80 IHG Annual Report and Form 20-F 2013

Illustrative scenarios

Below is an illustration of the value that could be received by each Executive Director under the Directors’ Remuneration Policy in respect of 2014, showing:

•	minimum, which includes salary, benefits and employer pension contributions only (total fixed pay);

•	on-target, which includes total fixed pay and assumes an on-target award for the APP (115% of salary) and 50% of maximum LTIP award vesting; and

•	maximum, which includes total fixed pay and a maximum award under the APP and LTIP.

The salaries included are those that will apply from 1 April 2014. The benefit values included are estimates. The amounts shown in relation to APP and LTIP do not take account of any potential share price appreciation.

[1]	Kirk Kinsell is paid in US dollars and the sterling equivalents shown above have been calculated using an exchange rate of $1=£0.64.

Governance 81

Directors’ Remuneration Report continued

Directors’ Remuneration Policy continued

Notes to Future Policy table

Use of discretion by Remuneration Committee

1. Malus in incentive plans

For awards made from January 2012, the APP and LTIP rules allow the Committee discretion to reduce the level of unvested share awards if circumstances occur which, in the reasonable opinion of the Committee, justify a reduction in one or more awards granted to any one or more participants. The malus provisions relate to unvested awards only. The circumstances in which the Committee may consider it appropriate to exercise its discretion include the following:

•	misconduct that causes significant damage or potential damage to IHG’s prospects, finances or brand reputation; and/or

•	actions that lead to material misstatement or restatement of accounts.

This may include, where appropriate, negligence on the part of Executive Directors.

This feature helps ensure alignment between executive reward and shareholder returns.

2. Other uses of discretion

The Committee reserves certain discretions in relation to the outcomes for Executive Directors under the Company’s incentive plans. These operate in two main respects:

•	enabling the Committee to ensure that outcomes under these plans are consistent with the underlying performance of the business and the experience of shareholders; and

•	enabling the Committee to treat leavers in a way that is fair and equitable to individuals and shareholders under the incentive plans.

The Committee will also use its judgement as to what is appropriate within the terms of the Directors’ Remuneration Policy to make decisions that do not involve the exercise of discretion.

The discretions that can be applied in the case of leavers under the APP and LTIP are set out in the section on ‘Policy on payment for loss of office’ on page 84. In all cases, the discretions are reserved as part of the Directors’ Remuneration Policy in order to allow the Committee flexibility to ensure that remuneration outcomes for Executive Directors are consistent with business performance, at the same time as providing a high degree of clarity for shareholders as to remuneration structure and potential quantum. Any exercises of discretion by the Committee will be fully disclosed and explained in the relevant year’s Implementation of Remuneration Policy report.

The following key discretions apply under the incentive plans:

APP	LTIP

•    The Committee may exercise reasonable discretion to adjust an award made under the APP upwards or downwards, after application of the performance measures, to take into account any relevant factors including, but not limited to, performance relative to IHG’s competitors and extent of achievement across all measures, provided that in no case will an award exceed the maximum opportunity stated.

•    The Committee will review the vesting outcomes under all of the LTIP measures at the end of each three-year cycle against an assessment of Group earnings and the quality of financial performance over the period, including sustainable growth and the efficient use of cash and capital. If the Committee determines that the vesting outcomes do not appropriately reflect the financial performance of the Group, it may reduce the number of shares that vests.

3. Corporate transactions
If there is a takeover or merger:
APP	LTIP

•    During a performance period: awards for that period will be pro-rated to the date of the event, or such later date as the Committee may determine, and will consist of a cash award and not a deferred share award, unless the Committee determines otherwise. There will be no acceleration of award unless the Committee determines otherwise.

•    After the end of a performance period and before the making of awards: awards for that period will be made in full, and will consist of a cash and not a deferred share award, unless the Committee determines otherwise. There will be no acceleration of award unless the Committee determines otherwise.

•    Unvested deferred share awards will vest unless the Committee decides otherwise. If the takeover or merger involves the exchange of IHG shares for shares in another company, the Committee may, in its discretion, determine the existing deferred share award will be replaced by a right to the appropriate number of shares in that other company.

•    The Committee has discretion to take such action as it may think appropriate if other events happen which may have an effect on awards.

•    The vesting of unvested awards may be accelerated and the Committee will determine the extent of vesting, taking account of the proportion of the performance period that has elapsed, and the degree to which performance conditions have been satisfied.

•    The Committee will procure, as soon as reasonably practicable, the delivery to each participant of the vested shares in a Conditional Award or payment of the cash so determined.

•    If the takeover or merger involves the exchange of IHG shares for shares in another company, the Committee may, in its discretion, determine that the existing award will be replaced by a right to the appropriate number of shares in that other company.

•    The Committee has discretion to take such action as it may think appropriate if other events happen which may have an effect on awards.

82 IHG Annual Report and Form 20-F 2013

Pensions

Enhanced Early Retirement Facility (EERF)

Under the EERF, executive participants of the defined benefit section of the IC Plan have an option, with the Company’s agreement, to retire without reduction to their pension if they are within five years of their normal retirement date. Approximately 42 executives are eligible to participate in this facility.

As set out in the Remuneration Committee Chairman’s statement, this facility will be phased out commencing in 2014, with the effect that any participant currently aged 50 or below would only take an unreduced pension from age 60, the contractual retirement age.

For those currently over 50, an unreduced pension will be available at a point between age 55 and age 60, depending on how close the participant is to age 55 at the time the phasing out commences in 2014. As a result of the phasing out of the EERF, Richard Solomons could retire, with no reduction in his pension, from approximately age 58 and no earlier.

This provision only applies on the consent of the Company.

InterContinental Executive Top-Up Scheme (ICETUS)

In 2014, the Company is looking to reduce the risks and volatility from the remaining unfunded ICETUS pension arrangements by offering members an opportunity to cash-out the ICETUS element of their pension on a basis that is fair and reasonable, both to them and to shareholders. Currently, 11 employed UK executives participate in the ICETUS arrangement.

This is part of the process of redrawing IHG’s pension arrangements and minimising the future risks to the Company.

Approach to recruitment remuneration

The remuneration of any new Executive Director will be determined in accordance with the Directors’ Remuneration Policy on pages 78 to 86 and the elements that would be considered by the Company for inclusion are:

•	salary and benefits, including defined contribution pension participation;

•	participation in the APP with 50% cash and 50% IHG deferred share elements:

–	pro-rated for the year of recruitment to reflect the proportion of the year remaining after the date of commencement of employment; and

–	if commencement date is after 1 October in the year, no award would normally be made for that year.

•	participation in the LTIP:

–	pro-rated awards would be made in relation to LTIP cycles outstanding at the time of recruitment; but

–	no pro-rated award would be made for an LTIP cycle that has less than nine months to run at the date of commencement of employment.

In addition, the Committee may, in its discretion, compensate a newly recruited Executive Director for incentives forgone from a previous employment as a result of their resignation. The Committee would seek validation of the value of any potential incentives forgone.

Awards made by way of compensation for incentives forgone would be made on a comparable basis, taking account of performance achieved (or likely to be achieved), the proportion of the performance period remaining and the form of the award. Compensation would, as far as possible, be in the form of IHG LTIP or deferred share awards, in order to immediately align a new Executive Director with IHG performance.

The maximum annual level of variable remuneration that may be granted to a newly-recruited Executive Director would be in line with that of the existing Executive Directors:

•	APP award: 200% of salary, of which 50% of any award will be paid in cash and 50% in the form of IHG shares deferred for three years; and

•	LTIP award: 205% of salary for a full LTIP cycle commencing after appointment, plus pro-rated awards in relation to LTIP cycles outstanding at the time of recruitment (up to a further 205% of salary).

This excludes any remuneration that constitutes compensation for incentives forgone and any relocation and expatriate or international assignment costs.

Governance 83

Directors’ Remuneration Report continued

Directors’ Remuneration Policy continued

Policy on payment for loss of office

Contractual notice period and pay in lieu

All current Executive Directors have a rolling service contract with a notice period from the company of 12 months. As an alternative, the Company may, at its discretion, pay in lieu of that notice. Neither notice nor a payment in lieu of notice will be given in the event of gross misconduct.

Payment in lieu of notice could potentially include up to 12 months’ salary and the cash equivalent of 12 months’ pension contributions, and other contractual benefits. Where possible, the Company will seek to ensure that where a leaver mitigates their losses by, for example, finding new employment, there will accordingly be a corresponding reduction in compensation payable for loss of office.

An Executive Director may have an entitlement to compensation in respect of their statutory rights under employment protection legislation in the UK or other relevant jurisdiction.

There were no contractual provisions agreed prior to 27 June 2012 that could affect the quantum of loss of office payments to Executive Directors.

Policy for determination of termination payments

Reason for termination	Salary and contractual benefits	APP award for year of termination (including after year end but before payment)	Unvested APP deferred share awards	Unvested LTIP awards

Good Leaver including:

Ill-health/injury/ disability

Redundancy

Retirement

Employing company or undertaking transferred outside the Group

Other reason determined by the Committee (in the case of LTIP only)

	Paid up to termination date. Pay in lieu of notice, if applicable.	Pro-rated award for year of termination.[1] No accelerated payment.[2] Award made 50% cash and 50% in IHG shares deferred for three years from grant.[2]	Vest on usual vesting date.[3]	Vest on usual vesting date to extent performance conditions met.[3] Number of shares vesting pro-rated to termination date.

Death	Paid up to date of death.	Pro-rated award for year of death paid fully in cash, accelerated.[2]	Accelerated vesting of award: Committee has discretion to determine otherwise.

Accelerated vesting: Committee has discretion to determine number of shares vesting, taking into account proportion of performance period elapsed and extent to which performance conditions are satisfied.

Other Leaver including: Resignation Gross misconduct	Paid up to termination date.	No award for year of termination. In case of resignation after financial year end but before award date, cash portion only of award will be paid.[2]	Forfeited.2, [4]	Forfeited.[2]

[1]	Committee has discretion to exceptionally pro-rate to a later date (see below).
[2]	Committee has discretion to determine otherwise (see below).
[3]	Committee has discretion to accelerate vesting (see below).
[4]	In the event of a termination in connection with a takeover or reconstitution unvested APP deferred share awards will have accelerated vesting on the date of termination, unless the Committee determines otherwise.

Exercise of discretion

The Committee would only exercise the discretions available in the APP and LTIP plan rules relating to:

•	whether an award is made or an unvested award forfeited; and

•	the extent and timing of any such award or forfeiture

in exceptional circumstances, for example permanent disablement.

Notice periods would not usually be included in the pro-ration of APP and LTIP awards for a leaver. The Committee would only exercise its discretion to include some or all of the notice period in such pro-ration in exceptional circumstances, such as ill health, and would not do so in circumstances of poor performance.

LTIP

Subject to the circumstances surrounding the termination, the Committee, in its discretion, may treat an individual as a Good Leaver for the purposes of the LTIP. The Committee will consider factors such as personal performance and conduct, overall Group performance and the specific circumstances of the Executive Director’s departure including, but not restricted to, whether the Executive Director is leaving by mutual agreement with the Company. If an individual is not a Good Leaver then they will be treated as an Other Leaver, as set out above.

84 IHG Annual Report and Form 20-F 2013

Consideration of shareholder views

The Committee actively engages with shareholders on remuneration matters. Following face-to-face discussions with a number of shareholders in the autumn of 2012, major shareholders were approached prior to the 2013 AGM and offered the opportunity to discuss any aspect of our approach to remuneration. A programme of interactions with shareholders will continue in 2014.

Consideration of employment conditions elsewhere in the Group

The Committee takes into consideration the pay and conditions of employees throughout the Group when determining remuneration for its Executive Directors. The Committee would increase an Executive Director’s salary in line with the general UK and US workforce other than when there is a change in role or responsibility, or a significant variance to the market arises, warranting a larger increase.

Newly promoted or recruited Executive Directors to the Board may, on occasion, have their salaries set below the benchmark policy level while they become established in role. In such cases, salary increases may be higher than the general UK and US workforce until the target positioning is achieved.

Group employees’ salaries are compared to cross-industry standards to ensure fair pay for that job. The Company does not directly consult with employees as part of the process of determining Directors’ remuneration. However, questions on the performance of Executive Committee members, including the Executive Directors, are included in the Company’s annual Employee Engagement surveys. While formal comparison measurements were not used in determining Executive Director remuneration, the Committee made decisions in the knowledge of incentive arrangements of the rest of the Group, upon which the Committee is briefed regularly.

Remuneration policy for other employees

The Company’s policy on the remuneration of Executive Directors is consistent with that of other senior employees. This group of approximately 48 people also participates and receives deferred share awards under the APP. Eligibility to participate in the LTIP extends to a wider set of around 258 employees in total.

Outside the senior employees’ group, the composition of remuneration differs and annual incentives relate to measures relevant to the individual’s role. Plans for corporate employees are typically based on a combination of individual performance and the Group’s earnings before interest and tax (EBIT). Market-competitive specialist plans apply in certain areas such as corporate reservations, sales and hotel development. Incentive plans for General Managers of IHG owned, leased and managed hotels commonly include targets based on gross operating profit, guest satisfaction and employee engagement.

Eligibility for, and participation in, benefits and incentive plans differs depending on location, seniority, length of service and other factors.

Service contracts and notice periods for Executive Directors

The Committee’s policy is for all Executive Directors to have rolling service contracts with a notice period of 12 months. All new appointments will have 12-month notice periods, unless, on an exceptional basis to complete an external recruitment successfully, a longer initial notice period reducing to 12 months is used. This is in accordance with the UK Corporate Governance Code.

All Executive Directors’ appointments and subsequent re-appointments are subject to election and annual re-election by shareholders at the AGM.

Details of current Executive Directors’ contracts

Executive Director	Date of original appointment[1]	Notice period
Richard Solomons	10 February 2003	12 months
Kirk Kinsell	1 August 2010	12 months
Tracy Robbins	9 August 2011	12 months
Paul Edgecliffe-Johnson	1 January 2014	12 months

[1]	The capital reorganisation of the Group, effective on 27 June 2005, entailed the insertion of a new parent company of the Group. All Executive Directors serving at that time signed new letters of appointment effective from that date. The dates shown above represent the original dates of appointment of each of the Executive Directors to the Group’s parent company.

Non-executive directorships of other companies

The Company recognises that its Executive Directors may be invited to become Non-Executive Directors of other companies and that such duties can broaden experience and knowledge, and benefit the Company.

Therefore, Executive Directors are permitted to accept one non-executive appointment (in addition to any positions where the Director is appointed as the Group’s representative), subject to Board approval, as long as this is not, in the reasonable opinion of the Board, likely to lead to a conflict of interest. Executive Directors would generally be authorised to retain the associated fees received.

Current Executive Directors do not hold any non-executive directorships of any other company.

Governance 85

Directors’ Remuneration Report continued

Directors’ Remuneration Policy continued

Remuneration Policy for Non-Executive Directors

The policy for Non-Executive Directors, set out below, will apply for three years from the date of the 2014 AGM, and is available to view at www.ihgplc.com/investors. If any changes are made to the Policy within that timeframe, it will be presented to be voted upon by shareholders. Non-Executive Directors are not eligible to participate in the APP, LTIP nor any IHG pension plan.

How the element supports our strategic objectives	Operation	Maximum opportunity	Performance measures

Fees and benefits

(cash)

Market competitive to attract Non-Executive Directors who have a broad range of skills and experience that add value to our business and help oversee and drive our strategy.

Recognises the market value of the role and the individual’s skill, performance and experience.

•     Non-Executive Directors’ fees and benefits are set by the Chairman of the Board and Executive Directors; the Chairman’s fees are set by the Committee.

•     Fees are reviewed annually and fixed for 12 months from 1 January.

•     Consideration is given to:

-     business performance;

-     current remuneration against external benchmarks; and

-     average salary increases for wider IHG employee population.

•     When external benchmarking is used, the comparator groups are chosen having regard to other FTSE 100 companies.

•     Benefits include travel and accommodation in connection with attendance at Board and Committee meetings.

•     Non-Executive Directors are not eligible to participate in IHG incentive or pension plans.

•     A single fee is determined for each Non-Executive Director role rather than different elements being applied to directorship, Committee and chair roles.

		• Fee increases would be in line with median FTSE 100 increases. This may be exceeded where market conditions so warrant. • IHG pays the cost of providing benefits as required.	• Non-Executive Directors are not eligible to participate in any performance-related incentive plans.

Details of letters of appointment and notice periods for Non-Executive Directors

Non-Executive Directors have letters of appointment, which are available upon request from the Company Secretary’s office.

Patrick Cescau, appointed Non-Executive Chairman on 1 January 2013, is subject to 12 months’ notice. Other Non-Executive Directors are not subject to notice periods.

All Non-Executive Directors’ appointments and subsequent re-appointments are subject to election and annual re-election by shareholders at the AGM.

Non-Executive Director	Committee appointments	Date of original appointment	Notice period
Patrick Cescau		1 January 2013	12 months
Ian Dyson		1 September 2013	n/a
David Kappler		21 June 2004	n/a
Jennifer Laing		25 August 2005	n/a
Jonathan Linen		1 December 2005	n/a
Jill McDonald		1 June 2013	n/a
Luke Mayhew		1 July 2011	n/a
Dale Morrison		1 June 2011	n/a
Ying Yeh		1 December 2007	n/a

Committee	Audit Committee member	Nomination Committee member
membership key	Corporate Responsibility Committee member	Remuneration Committee member

86 IHG Annual Report and Form 20-F 2013

Annual Report on Directors’ Remuneration

The Annual Report on Directors’ Remuneration explains how the Directors’ Remuneration Policy for 2013 was implemented and the resulting payments each of the Directors received. The notes to the single figure table provide further detail, including measures and outcomes for 2013 where relevant, for each of the elements that make up the total single figure of remuneration in respect of each of the Executive Directors. This report is subject to an advisory vote at the 2014 AGM.

Single total figure of remuneration –

Executive Directors (audited information)

	Salary		Benefits		APP		LTIP		Pension benefit			Total
Executive Directors	2013 £000	2012 £000	2013 £000	2012 £000	2013 £000	2012 £000	2011/13 cycle (value of shares) £000[3]	2010/12 cycle (value of shares) £000[4]	2013 £000	2012 £000		2013 £000	2012 £000
Richard Solomons	735	716	34	48	1,098	988	1,036	1,989	246	1,140	[5]	3,149	4,881
Kirk Kinsell[1]	492	474	85	663	532	612	865	1,473	114	110		2,088	3,332
Tracy Robbins	421	409	21	23	631	600	656	1,091	126	123		1,855	2,246
Tom Singer[2]	548	540	29	19	409	1,172	935	1,366	164	162		2,085	3,259

[1]	Kirk Kinsell is paid in US dollars and the sterling equivalents for the values shown above have been calculated using an exchange rate of $1.00 = £0.64.
[2]	Tom Singer’s APP award figure for 2012 includes a cash payment of £480,000 which he received in March 2012 to compensate him for forgone incentives from his previous employer. As a result of Tom Singer’s resignation from IHG with effect from 1 January 2014, Tom Singer will receive only the 50% cash portion of the 2013 APP award, in accordance with plan rules.
[3]	Based on share price as at 31 December 2013 of 2,013p.
[4]	Based on share price on date of actual vesting of 1,953p.
[5]	Richard Solomons participated in the executive defined benefit section of the IC Plan in 2012, which closed to future accruals for existing members on 30 June 2013. See page 91 for further details.

Governance 87

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Notes to Single total figure of remuneration – Executive Directors

Salary: salary paid for the year; for Kirk Kinsell this shows actual salary paid converted into sterling.

Benefits: principal taxable benefits arising from the individuals’ employment in 2013 are set out in the table below:

Director	Company car £		Healthcare £	Financial counselling £	Life cover £		Taxable expenses[4] £	Expatriate-related benefits £
Richard Solomons	20,220	[1]	2,139	nil	nil	[3]	11,661	nil
Kirk Kinsell	nil		5,247	3,195	2,747		13,395	60,554	[5]
Tracy Robbins	15,468	[2]	1,328	nil	nil	[3]	4,504	nil
Tom Singer	19,290	[2]	nil	nil	nil	[3]	9,537	nil

[1]	P11D value of the company car.
[2]	Car allowance.
[3]	Life cover is provided through the IC Plan and, therefore, is not an individual taxable benefit.
[4]	Includes expenses that are taxable, such as travel and accommodation to attend Board meetings away from home locations.
[5]	Kirk Kinsell received expatriate benefits relating to his international assignment prior to taking up his Board appointment as President, The Americas, on 13 June 2011. This included tax equalisation on the vesting of LTIP awards granted whilst on assignment.

2013 APP

The weighting, measures and targets relating to the APP are determined by the Committee, on an annual basis, in line with our strategic objectives. The measures for 2013 were:

•	Guest satisfaction as measured by the Guest HeartBeat score: year-on-year improvement;

•	Employee Engagement survey score: year-on-year improvement; and

•	EBIT achievement against target (corporate and regional).

A combination of global and regional targets were used. Executive Directors with only global roles were subject to global measures. Kirk Kinsell was subject to partly regional measures, reflecting his regional role as President, The Americas.

In common with shareholders, Executive Directors were eligible to receive dividends or dividend equivalents on the deferred share awards from the date of grant.

Why do we use these measures?

Guest HeartBeat score	Employee Engagement survey score	EBIT vs target

•    Guest HeartBeat is part of the guest satisfaction survey.

•    It is an overall guest satisfaction score relating to hotel visits.

•    It is a robust measure of the strength of our brands.

•    Inclusion in the APP provides executive focus on this key performance metric at global and regional level.

•    We measure employee engagement because our brands are, effectively, a promise kept by our people, as engaged colleagues, to deliver a great guest experience.

•    Engaged employees are key to our business.

•    Our Employee Engagement survey is a long-established tool in our business.

• EBIT is a key measure of business performance for our shareholders. • It is a function of other critical measures: net rooms growth, RevPAR, profit margin and fee revenues.

88 IHG Annual Report and Form 20-F 2013

Award levels relate to achievement against target under each of the measures, as shown below:

	Guest HeartBeat 20% of award	Employee Engagement 10% of award	EBIT 70% of award	Total award % of salary
Threshold Achievement vs target	50%	50%	90%
Award level	50% of target payment 11.5% of salary	50% of target payment 5.75% of salary	50% of target payment 40.25% of salary	57.5%

Target Achievement vs target	100%	100%	100%
Award level	100% of target payment 23% of salary	100% of target payment 11.5% of salary	100% of target payment 80.5% of salary	115%

Maximum Achievement vs target	200%	200%	110%
Award level	Maximum payment 40% of salary	Maximum payment 20% of salary	Maximum payment 140% of salary	200%

The actual award level was determined on a straight-line basis between threshold and target, and target and maximum, and relates to achievement vs target under each measure:

•	Threshold is the minimum level that must be achieved for there to be an award in relation to that measure; for achievement below this, no award is made.

•	Target is the target level of achievement and results in a target award for that measure (115% of salary).

•	Maximum is the level of achievement at which a maximum award for that measure is received (200% of salary).

Threshold award was subject to a global EBIT affordability gate such that:

•	if global EBIT was below 85% of target, no award would be made; and

•	if global EBIT was between 85% and 90% of target, half of any award relating to the Guest HeartBeat and/or Employee Engagement survey measures would be made.

The Guest HeartBeat target for 2013 was based on scores compiled directly from guest feedback. Guest HeartBeat measures overall guest satisfaction with a hotel visit, based on a 10-point scale. It takes a common and consistent approach for all brands in all regions. The targets were set taking into account corporate strategic objectives at global and regional levels with a focus on year-on-year improvement in guest service scores and the quality of IHG branded hotels.

Our Employee Engagement survey scores are already high against benchmarks both globally and in our priority markets, such as Greater China; IHG has seen an 18 percentage point increase across the Group in the last five years. According to our third-party survey administrator, TNS, who provides similar services to many other companies, Employee Engagement survey scores for high-performing companies (the top 7% of companies) have remained flat since 2010, and service companies have reduced by an average of 1.5% year-on-year. In this context, the Committee considered setting a target based on further year-on-year improvement to be stretching. The Employee Engagement survey covers all employees and those working in our owned and managed hotels (excluding our joint venture partners).

Outcome for 2013 (audited information)

Group EBIT achieved for 2013 was 102.5% of target. For The Americas, EBIT achievement was 101.2% of target. The EBIT element of Kirk Kinsell’s award was based 50/50 on Group/The Americas results and for the other Executive Directors, it is based wholly on global results. Based on performance, the following table shows the level of 2013 awards. Under the terms of the APP, participants are subject to an automatic adjustment to their award if they do not fully exceed targets on a range of regional and organisational objectives. 50% will be paid in cash and 50% in deferred IHG shares that will vest after three years in February 2017. The deferred share awards are made in the form of forfeitable shares that receive dividends during the three-year vesting period and include the right to vote at shareholder meetings, apart from Kirk Kinsell, whose deferred share award is in the form of a conditional share award with dividend equivalents.

	Guest HeartBeat		Employee Engagement		EBIT		Total
Director	Achievement vs target (%)	Award as % of salary	Achievement vs target (%)	Award as % of salary	Achievement vs target (%)	Award as % of salary	Award as % of salary
Richard Solomons	100.1	25.0	200.0	23.0	102.5	100.6	148.6
Kirk Kinsell	100.1	24.8	200.0	23.0	101.8	95.4	107.4
Tracy Robbins	100.1	25.0	200.0	23.0	102.5	100.6	148.6
Tom Singer	100.1	25.0	200.0	23.0	102.5	100.6	74.3	[1]

[1]	As a result of Tom Singer’s resignation from IHG with effect from 1 January 2014, Tom Singer will receive only the 50% cash portion of the 2013 APP award in accordance with the plan rules.

2013 Group EBIT includes certain liquidated damages payments (LDs), and in determining the outcome under the APP, the Committee has applied a discount to these payments to reflect the resulting loss of future income to the Group. In addition, the Committee has exercised discretion to adjust regional EBIT achievement levels. The percentage by which global EBIT is reduced by way of discount to the LDs received, has also been applied to reduce each region’s EBIT for the purposes of determining APP awards.

Actual 2013 targets under each measure are not disclosed as they are, in the opinion of the Directors, commercially sensitive. Disclosure would provide IHG’s major competitors with an unfair commercial advantage as these companies are either unlisted or listed on a stock exchange other than the London Stock Exchange, and therefore not subject to the same regulations.

Governance 89

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

2011/13 LTIP

The performance measures for each three-year LTIP cycle are set by the Committee. Awards are made annually and eligible executives will receive shares at the end of that cycle, subject to achievement of the performance measures. The performance measures for the 2011/13 cycle were:

•	relative growth in net rooms over three years;

•	relative like-for-like RevPAR growth over three years; and

•	IHG’s TSR relative to the Dow Jones Global Hotel (DJGH) index.

Growth in net rooms and RevPAR is measured on a relative basis against the comparator group, comprising the following major, globally branded competitors: Accor, Choice, Hilton, Hyatt, Marriott, Starwood and Wyndham.

These performance measures are also used for the 2012/14 and 2013/15 LTIP cycles, granted in 2012 and 2013 respectively.

Why do we use these measures?

Net rooms growth	RevPAR growth	TSR vs DJGH
This measures the net growth in the total number of IHG hotel rooms over the duration of the cycle relative to our major global competitors. Together with the RevPAR measure, it provides focus on ensuring a balance between the quality of IHG hotels and the speed at which IHG grows.	This measures success in growing our rates for the rooms we have open for the duration of the cycle relative to the RevPAR growth of our major global competitors.	This measures the return to shareholders by investing in IHG relative to our competitors in the appropriate comparator group, currently the DJGH index.

In order to generate higher returns for our shareholders, we need to increase revenue share, improve operating efficiency and grow margins through increasing the number of rooms we have available to sell, as well as generating more RevPAR for those rooms. By focusing on both net rooms growth and RevPAR growth, we are rewarding the balanced approach to growth that will support the long-term increase in shareholder value.

Outcome for 2011/13 cycle (audited information)

This cycle vested on 19 February 2014 as follows:

Performance measure	Threshold performance	Maximum performance	Threshold/ maximum vesting	Weighting	Maximum award (% of salary at date of award)	Actual performance vs comparator group	Outcome (% of maximum award vesting)
Net rooms growth	Average of the comparator group	1st in the comparator group	20% / 100%	25%	51.25%	Below average	0%
RevPAR growth	Average of the comparator group	1st in the comparator group	20% / 100%	25%	51.25%	Slightly above average	9%
TSR	Growth equal to the DJGH index	Growth exceeds the index by 8% per year or more	20% / 100%	50%	102.5%	Growth exceeded index by 10.4%	50%
Total vesting outcome							59%

Net rooms and RevPAR growth were measured by reference to the three years ending 30 September 2013; TSR was measured by reference to the three years ending 31 December 2013.

Pension benefit: the value of Company contributions to pension plans and any cash allowances paid in lieu of pension contributions.

For 2012, the figure for Richard Solomons shows the increase in his pension value as a member of the executive defined benefit section of the IC Plan, which arose principally from his salary review when appointed Chief Executive Officer in July 2011. The defined benefit section of the IC Plan closed to future accruals for existing members on 30 June 2013 and therefore the 2013 pension figure for Richard Solomons also includes a cash allowance in lieu of pensions contributions for the period from 1 July 2013.

90 IHG Annual Report and Form 20-F 2013

Total pension entitlements (audited information)

From 2014, two changes to pension arrangements are being made in line with the objective of significantly reducing the defined benefit liability and risks in the Company’s balance sheet.

Richard Solomons is eligible for the Enhanced Early Retirement Facility (EERF), which is available to all members of the plan. Richard Solomons’ facility is being phased out in line with all other plan members meaning that he could retire without reduction to his pension from approximately age 58 and no earlier. This provision only applies on consent of the Company. Prior to the phasing out, Richard Solomons was eligible to retire without reduction from age 55.

Although the EERF is non-contractual, as part of the consultation with employees and the plan trustees with regards to the changes in the defined benefit section of the IC Plan in June 2013, it was agreed at that time that the EERF would be retained. However, the decision has now been made to phase out this facility as part of the process of redrawing the Company’s pension arrangements. The EERF terms require an executive to obtain Company consent.

Richard Solomons participated in the executive defined benefit section of the IC Plan and the unfunded InterContinental Executive Top-Up Scheme (ICETUS) until June 2013, when they both closed to future accruals.

As set out in the Remuneration Committee Chairman’s statement, in 2014 the Company is looking to reduce the risks and volatility from the remaining unfunded ICETUS pension arrangements by offering members an opportunity to cash out the ICETUS element of their pension on a basis that is fair and reasonable, both to them and to shareholders. Currently, approximately 11 UK employed executives participate in the ICETUS arrangement.

This is part of the process of redrawing IHG’s pension arrangements and minimising the future risks to the company. In the event the cash-out offer is accepted by an Executive Director, details will be disclosed in the relevant Annual Report on Directors’ Remuneration. This is in relation to previously disclosed benefits.

The main features of the executive defined benefit section of the IC Plan, which is a funded, final salary, occupational scheme are:

•	normal pension age of 60 (9 October 2021, for Richard Solomons);

•	pension accrual of 1/30th of final pensionable salary for each year of pensionable service;

•	life assurance cover of four times pensionable salary;

•	pensions payable in the event of ill-health; and

•	spouse’s, partner’s and dependents’ pensions on death.

Following the closure of these arrangements to future accrual from July 2013, Richard Solomons receives a cash sum in lieu of pension contributions.

Richard Solomons’ 2013 pension benefits are as follows:

£
Director’s contributions for the year	17,760
Deemed capital value of accrued benefits as at 1 January 2013[1]	7,544,000
Deemed capital value of accrued benefits at 31 December 2013[1]	7,886,000
Increase in transfer value over the year	342,000
Absolute increase in accrued pension per annum	17,100
Increase in accrued pension (ie excluding inflation) per annum	5,400

[1]  The capital values disclosed above are based on the HM Revenue & Customs methodology of valuing pensions at 20 times their annual amounts, which is in line with the ‘Single Figure’ value stated elsewhere in these Accounts; the 2012 Accounts included values calculated on an actuarial basis, which was in line with regulations applicable at the time.

£
Accrued value of annual pension if retired at 31 December 2013	272,050 of which: 49,640 is funded 222,410 is unfunded
Accrued value of annual pension at 31 December 2013, assuming retirement at normal age (9 October 2021)	394,300 of which: 71,950 is funded 322,350 is unfunded
Additional annual pension benefit on early retirement under EERF at 31 December 2013	78,860 of which: 14,390 is funded 64,470 is unfunded
In addition, in 2013 Richard Solomons received a cash allowance in lieu of pension contributions of £110,850

The breakdown of the pension element of the single figure for 2012 and 2013 for Richard Solomons is as follows:

	2013 £000	2012 £000
Pension benefit under defined benefit section of IC Plan	135	1,140
Cash allowance in lieu of pension contribution	111	–
Total	246	1,140

Governance 91

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Tracy Robbins did not participate in any IHG pension plan in 2013. As a result of the reduction in the Lifetime Allowance in 2012, contributions ceased and instead Tracy Robbins receives a cash allowance in lieu of pension contributions. For 2013, the cash allowance received was £126,400.

Tom Singer did not participate in any IHG pension plan and for 2013, received a cash allowance of £164,400.

Life assurance cover of four times pensionable salary was also provided for both Tracy Robbins and Tom Singer.

Kirk Kinsell participates in the US 401(k) Plan and the US Deferred Compensation Plan. The US 401(k) Plan is a tax qualified plan providing benefits on a defined contribution basis, with the member and relevant company both contributing. The US Deferred Compensation Plan is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing.

Contributions made by, and in respect of, Kirk Kinsell in these plans for the year ended 31 December 2013 were:

Item	£[1]
Director’s contributions to US Deferred
Compensation Plan	164,912
Director’s contributions to US 401(k) Plan	14,720
Company contributions to US Deferred
Compensation Plan	107,726
Company contributions to US 401(k) Plan	6,528
Age at 31 December 2013	58

[1]	Sterling values have been calculated using an exchange rate of $1=£0.64.

Scheme interests awarded during 2013 (audited information)

During 2013, awards relating to shares were granted under the 2013/15 LTIP. Awards were made to each Executive Director over shares with a value of 205% of salary using an average share price over the three business days immediately prior to grant. These are in the form of conditional awards over IHG shares and do not carry the right to dividends or dividend equivalents during the vesting period. These awards will vest, and the shares will be transferred to the award holder in February 2016 to the extent performance targets are met (see page 90 for an explanation of the performance measures).

Executive Director	Award date	Maximum shares awarded	Market price per share at grant[1] £	Face value of award at grant £000	Number of shares received if minimum performance achieved[2]
2013/15 cycle
Richard Solomons	5 April 2013	76,319	19.85	1,515	15,263
Kirk Kinsell	5 April 2013	53,049	19.85	1,053	10,609
Tracy Robbins	5 April 2013	43,819	19.85	870	8,763
Tom Singer[3]	5 April 2013	56,883	19.85	1,129	11,376

[1]	Share price was the closing mid-market share price on 4 April 2013.
[2]	Minimum performance is equal to 20% of maximum award.
[3]	Tom Singer’s award lapsed as a result of his resignation with effect from 1 January 2014.

The vesting date for these awards is the day after the announcement of our annual results in 2016. Net rooms growth and RevPAR growth will be measured by reference to the three years ending 30 September 2015; TSR will be measured by reference to the three years ending 31 December 2015.

Other outstanding awards

During 2012, awards relating to shares were granted under the 2012/14 LTIP, as shown below on the same basis as the 2013/15 LTIP cycle (shown above). These awards will vest in February 2015 to the extent performance targets are met (see page 90 for an explanation of the performance measures).

Executive Director	Award date	Maximum shares awarded	Market price per share at grant[1] £	Face value of award at grant £000	Number of shares received if minimum performance achieved[2]
2012/14 cycle
Richard Solomons	5 April 2012	103,722	14.25	1,478	20,744
Kirk Kinsell	5 April 2012	68,463	14.25	976	13,692
Tracy Robbins	5 April 2012	59,270	14.25	845	11,854
Tom Singer[3]	5 April 2012	51,789	14.25	738	10,358

[1]	Share price was the closing mid-market share price on 4 April 2012.
[2]	Minimum performance is equal to 20% of maximum award.
[3]	Following Tom Singer’s resignation with effect from 1 January 2014, Tom Singer’s award will vest in line with the LTIP plan rules on a pro-rated basis for the proportion of the performance period in which Tom Singer remained in employment, as determined by the Committee. The pro-rated award is shown in the table above. Vesting will not be accelerated.

The vesting date for these awards is the day after the announcement of our annual results in 2015. Net rooms growth and RevPAR growth will be measured by reference to the three years ending 30 September 2014; TSR will be measured by reference to the three years ending 31 December 2014.

92 IHG Annual Report and Form 20-F 2013

Current position on outstanding awards

Details of the performance measures and potential vesting outcomes for outstanding awards as at 31 December 2013 are as follows:

Performance measure	Threshold performance	Maximum performance	Threshold/ maximum vesting	Weighting	Maximum award (% of salary)	Potential vesting outcome
2013/15 cycle
Net rooms growth	Average of the comparator group	1st in the comparator group	20% / 100%	25%	51.25%	Improved performance needed to achieve threshold vesting
RevPAR growth	Average of the comparator group	1st in the comparator group	20%/100%	25%	51.25%	Improved performance needed to achieve threshold vesting
TSR	Growth equal to the DJGH index	Growth exceeds the index by 8% per year or more	20%/100%	50%	102.5%	Improved performance needed to achieve threshold vesting
2012/14 cycle
Net rooms growth	Average of the comparator group	1st in the comparator group	20%/100%	25%	51.25%	Improved performance needed to achieve threshold vesting
RevPAR growth	Average of the comparator group	1st in the comparator group	20%/100%	25%	51.25%	Improved performance needed to achieve threshold vesting
TSR	Growth equal to the DJGH index	Growth exceeds the index by 8% per year or more	20%/100%	50%	102.5%	Maximum vesting if current performance maintained

Share options

Between 2003 and 2005, grants of options were made under the IHG Executive Share Option Plan. No price was paid for the grant of these options. The performance conditions that applied to these options were satisfied when they became exercisable. No executive share options have been granted since 2005.

	Options vested but unexercised		Options exercised
Director	31 December 2013	31 December 2012	31 December 2013		31 December 2012
Richard Solomons	nil	330,870	330,870	[1]	nil
Kirk Kinsell	nil	nil	nil		109,150

[1]	Share price on date of exercise was 1,942p.

Option prices during the year ranged from 438.00p to 619.83p per IHG share. The closing market value share price on 31 December 2013 was 2,013p and the range during the year was from 1,737p to 2,039p per share. Share price range data was provided by Bank of America Merril Lynch.

The gain, before tax, made by Richard Solomons on the exercise of options during the year 2013 was £4,663,884. London and New York Stock Exchange announcements concerning this option exercise were made on 22 May 2013.

No options were exercised by any other Director during the year.

Governance 93

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Statement of Directors’ shareholdings and share interests (audited information)

The Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individuals’ personal interests and those of shareholders.

Guideline Executive Director shareholding requirement

Executive Directors are expected to hold all shares earned (net of any share sales required to meet personal tax liabilities), until the guideline shareholding requirement is achieved.

Shares and awards held by Executive Directors as at 31 December 2013: % of salary

Director	Guideline shareholding	Shares held outright	Total shares & awards held
Richard Solomons	300	1,011	1,985
Kirk Kinsell	200	519	1,580
Tracy Robbins	200	407	1,423
Tom Singer	200	199	1,044

Percentages are based on shareholding and a share price of 2,013p per share as at 31 December 2013.

Shares held by Executive Directors as at 31 December 2013: number of shares

Director	Number of shares held outright				APP deferred share awards[2]		LTIP share awards (unvested)[3]		Total number of shares & awards held
	2013		2012		2013	2012	2013	2012	2013	2012
Richard Solomons	371,198		322,379		90,068	64,524	267,275	292,774	728,541	679,677
Kirk Kinsell	127,444	[1]	155,628	[1]	66,502	50,152	194,384	216,746	388,330	422,526
Tracy Robbins	85,703		85,703		55,905	40,381	158,337	170,391	299,945	296,475
Tom Singer	54,386		20,846		17,930	n/a	213,263	226,332	285,579	247,178

[1]	Comprised 155,034 ordinary shares and 594 American Depositary Receipts.
[2]	Awards not subject to performance conditions.
[3]	Awards still subject to performance conditions as set out on page 97.

Percentage change in remuneration of Chief Executive Officer

The table below shows the percentage change in the remuneration of the Chief Executive Officer compared to UK employees between 2012 and 2013:

	Chief Executive Officer	UK employees
Salary	+2.7%	+3.5%	[1]
Taxable benefits	-29.0%	0.0%	[2]
Annual incentive	+11.0%	+16.0%	[3]

[1]	The percentage change for UK employees shown is the budget for the 2013 annual pay review and promotions/market adjustments during 2013.
[2]	Based on taxable benefits for tax year ending 5 April in relevant year.
[3]	Change shown assumes “very good performance” individual performance rating and global responsibilities in role.

We believe that an appropriate comparator group is UK-based employees because:

•	the structure and composition of remuneration for that group most closely reflects that of the Chief Executive Officer; and

•	the same UK market dynamics will apply to salary movements, providing a better like-for-like comparison than an international comparator group of employees.

For the annual incentive, the comparator group used is the grade of executives below Executive Committee level, who are subject to the same performance measures as the Chief Executive Officer.

94 IHG Annual Report and Form 20-F 2013

Relative performance graph and table

Throughout 2013, IHG was a member of the FTSE 100 share index and for remuneration purposes used a TSR comparator group of the DJGH index. Accordingly, the Committee has determined that these are the most appropriate market indices against which to test the Group’s performance. The graph below shows the TSR performance of IHG from 31 December 2008 to 31 December 2013, assuming dividends are reinvested, compared with the TSR performance achieved by the FTSE 100 index and the DJGH index. All indices are shown in sterling.

TSR: InterContinental Hotels Group PLC vs FTSE 100 and Dow Jones Global Hotels indices

Chief Executive Officer’s remuneration

The table below shows the single figure of total remuneration for the incumbent Chief Executive Officer for the five years to 31 December 2013:

Financial year ended 31 December	Chief Executive Officer	2009		2010	2011[1]		2012	2013
Single figure £000	Richard Solomons	n/a		n/a	4,724		4,881	3,149
	Andrew Cosslett	1,953		5,430	3,770		n/a	n/a
Annual incentive received (% of maximum)	Richard Solomons	n/a		n/a	83.0		68.0	74.0
	Andrew Cosslett	nil	[2]	100.0	43.0	[3]	n/a	n/a
Shares received under the LTIP (% of maximum)	Richard Solomons	n/a		n/a	73.9		100.0	59.0
	Andrew Cosslett	46.0		73.8	61.6		n/a	n/a

[1]	Andrew Cosslett retired on 30 June 2011 and Richard Solomons was appointed Chief Executive Officer on 1 July 2011, having previously held the position of Chief Financial Officer and Head of Commercial Development; the single figure value is the total remuneration received by each Director for that year.
[2]	There was no annual incentive award paid in respect of financial year ended 31 December 2009.
[3]	No deferred shares were awarded in respect of the 2011 ABP. Andrew Cosslett received his award as 100% cash pro-rated to 30 June 2011.

Relative importance of spend on pay

The table below sets out the actual expenditure of the Group in 2011, 2012 and 2013 on employee remuneration and distributions to shareholders and shows the difference in spend between those years:

Item	2013 $m		% change	2012 $m		% change	2011 $m
Remuneration paid to all employees	656		5	626	[1]	(1)	634	[1]

Distributions:
Final dividend (previous year)	115			113			102
Ordinary (interim) dividend	63			61			46
Special dividend	355	[2]		505	[3]		0
Repurchase of own shares	283	[4]		107	[5]		0
Total distributions	816		3.8	786		431	148

[1]	Restated for the adoption of IAS 19R ’Employee Benefits’.
[2]	A special dividend of $1.33 per share was paid to shareholders on 4 October 2013.
[3]	A special dividend of $1.72 per share was paid to shareholders on 22 October 2012.
[4]	Under the authority granted by shareholders at the General Meeting held on 8 October 2012 and the AGM held on 24 May 2013, 9,773,912 shares were purchased in the period from 8 October 2012 to 31 December 2013 for a total consideration of $283m.
[5]	Under the authority granted by shareholders at the General Meeting held on 8 October 2012, 4,143,960 shares were purchased in the period to 31 December 2012 for a total consideration of $107m.

Remuneration advisers

The Committee continued to retain PricewaterhouseCoopers LLP (PwC) throughout 2013 as independent advisers. Fees of £132,050 were paid to PwC in respect of advice provided to the Committee on executive remuneration matters in 2013. This was in the form of an agreed fee for support in preparation of papers and attendance at meetings, with work on additional items charged at hourly rates. PwC also provided tax and other consulting services to the Company during the year.

The terms of engagement for PwC are available from the Company Secretary’s office on request.

PwC was appointed following a competitive tender process. The Committee is satisfied that the advice received from PwC was objective and independent as PwC is a member of the Remuneration Consultants Group. Members of this group adhere to a voluntary Code of Conduct that sets out the role of executive remuneration consultants in the UK and the professional standards they have committed to adhere to when advising remuneration committees.

Governance 95

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Payments to past Directors (audited information)

In February 2013, Andrew Cosslett received 80,403 shares when the 2010/12 LTIP vested. These relate to awards made while Andrew Cosslett was Chief Executive Officer. The share price at vesting on 20 February 2013 was 1,953p.

Sir Ian Prosser, who retired as a Director on 31 December 2003, had an ongoing healthcare benefit of £1,379 during the year.

Payments for loss of office (audited information)

There were no payments made for loss of office in 2013.

Voting at IHG Annual General Meetings

At IHG’s most recent AGMs, the annual advisory vote in respect of the Directors’ Remuneration Report was as follows:

AGM	Votes for	Votes against	Abstentions
2013	160,795,577 (85.73%)	26,762,429 (14.27%)	1,226,617
2012	203,110,989 (95.46%)	9,651,718 (4.54%)	1,750,533
2011	180,843,226 (96.24%)	7,062,882 (3.76%)	9,927,433

The vote at the 2011 AGM related to the 2010 Remuneration Report, which contained details of the introduction of new LTIP measures for the 2011/13 cycle (relative net rooms and RevPAR growth).

Special dividends paid to Executive Directors

The Company paid special dividends to its shareholders on 22 October 2012 and 4 October 2013.

The 2012 special dividend was accompanied by a share consolidation in order to maintain comparability (as far as possible) of the share price before and after the payment of the special dividend. Neither LTIP award holders nor IHG Executive Share Option Plan holders were entitled to receive the special dividend. Executive Directors holding forfeitable shares under the ABP (the predecessor plan to the APP) received the special dividend and their share awards were subject to the share consolidation.

The 2013 special dividend was not accompanied by a share consolidation. Neither LTIP award holders nor IHG Executive Share Option Plan holders were entitled to receive the special dividend. Executive Directors holding forfeitable shares under the ABP received the special dividend.

Kirk Kinsell holds some of his ABP deferred shares in the form of conditional awards, which were not eligible to receive the special dividend, rather than forfeitable shares. To ensure equity of treatment with other Executive Committee members, a dividend equivalent was paid in respect of these awards to Kirk Kinsell.

Single total figure of remuneration: Non-Executive Directors (audited information)

	Fees (£000)		Benefits[6](£000)		Total (£000)
Non-Executive Director	2013	2012	2013	2012	2013	2012
Patrick Cescau[1]	400	nil	14	nil	414	nil
David Webster[2]	nil	406	nil	12	nil	418
Ian Dyson[3]	23	nil	1	nil	24	nil
David Kappler	109	105	2	2	111	107
Jennifer Laing	80	78	2	3	82	81
Jonathan Linen	69	66	90	64	159	130
Jill McDonald[4]	40	nil	3	nil	43	nil
Luke Mayhew	91	88	2	2	93	90
Dale Morrison	69	66	22	16	91	82
Ying Yeh	69	66	72	11	141	77
Graham Allan[5]	nil	31	nil	nil	nil	31

[1]	Patrick Cescau was appointed as Chairman of the Board on 1 January 2013.
[2]	David Webster retired as Chairman of the Board on 31 December 2012.
[3]	Ian Dyson was appointed as a Non-Executive Director on 1 September 2013.
[4]	Jill McDonald was appointed as a Non-Executive Director on 1 June 2013.
[5]	Graham Allan resigned as Non-Executive Director on 15 June 2012.
[6]	Benefits include taxable travel and accommodation expenses to attend Board meetings away from home location; under concessionary HM Revenue & Customs rules, non-UK based Non-Executive Directors (Jonathan Linen, Dale Morrison and Ying Yeh) are not subject to tax on travel expenses for the first five years.

Non-Executive Directors are paid a fee which is agreed by the Executive Directors and the Chairman of the Board, taking into account fees paid in other companies of similar complexity. These fees also reflect the time commitment and responsibilities of the roles. Accordingly, higher fees are payable to the Senior Independent Non-Executive Director and Chairman of the Audit Committee (David Kappler) and the Chairmen of the Remuneration (Luke Mayhew) and Corporate Responsibility Committees (Jennifer Laing). The Chairman’s fees are agreed by the Committee.

Non-Executive Directors’ fee levels are reviewed annually.

96 IHG Annual Report and Form 20-F 2013

Implementation of Remuneration Policy in 2014

We set out below a statement of the implementation of the Directors’ Remuneration Policy in 2014.

 Salary: Executive Directors

Executive Director	2014 £	2014 $	2013 £	2013 $
Richard Solomons	765,000		739,000
Paul Edgecliffe- Johnson	420,000		–
Kirk Kinsell[1]		793,500		774,000
Tracy Robbins	437,000		424,300

[1]	Kirk Kinsell is paid in US dollars and his annual base salary for 2013 and 2014 is shown in US dollars above. The equivalent sterling values calculated using an exchange rate of $1=£0.64 are: 2013 – £494,635; and 2014 – £507,096.

The overall budget for salary increases for IHG corporate employees in the UK and US, and the overall increase in the Executive Directors’ salaries for 2014 is as follows:

UK corporate employees	US corporate employees	Executive Directors
3.0%	3.0%	3.0%

Performance measures and targets

The performance measures and targets for the 2014 APP and the 2014/16 LTIP cycle are the same as for the 2013 APP and the 2013/15 LTIP cycle respectively.

2014 APP

For 2014, the Committee has approved a maximum opportunity of 200% of salary (50% cash and 50% IHG shares deferred for three years).

Awards will be based on individual and Group achievement using performance measures relating to:

•	Guest satisfaction (Guest HeartBeat) 20%;

•	Employee Engagement 10%; and

•	EBIT 70%.

For Guest HeartBeat and Employee Engagement, the 2014 targets are set as an improvement over 2013 scores. The 2014 EBIT element relates to the 2014 EBIT target figure.

The actual targets under the performance measures for the APP for 2014 are not and will not be disclosed as they are, in the opinion of the Directors, commercially sensitive. Disclosure would provide IHG’s major competitors with an unfair commercial advantage as these companies are either unlisted or listed on a stock exchange other than the London Stock Exchange, and therefore not subject to the same obligation to disclose incentive plan targets.

 2014/16 LTIP cycle

For the 2014/16 LTIP, the Committee has approved awards to Executive Directors over shares with a maximum value of 205% of salary. Share awards will vest after three years if the following performance conditions are met:

•	25% relative net rooms growth;

•	25% relative RevPAR growth; and

•	50% relative TSR vs the DJGH index.

For net rooms and RevPAR growth, threshold performance (20% vesting) is equal to the average of the comparator group; and maximum performance (100% vesting) is achieved when IHG is first in the comparator group.

For TSR, threshold performance (20% vesting) is achieved when growth is equal to the DJGH index and maximum performance (100% vesting) is achieved when growth exceeds the index by 8% per year or more.

Fees: Non-Executive Directors

The following fee levels will apply from 1 January 2014:

Non-Executive Director	Role	2014 £	2013 £
Patrick Cescau	Chairman of the Board	412,000	400,000
David Kappler	Senior Independent Director and Chairman of Audit Committee	111,750	108,500
Luke Mayhew	Chairman of Remuneration Committee	93,750	91,000
Jennifer Laing	Chairman of Corporate Responsibility Committee	82,500	80,000
Others	Non-Executive Director	70,500	68,500

David Kappler will step down as Chairman of the Audit Committee on 1 April 2014 and retire as a Non-Executive Director on 31 May 2014.

With effect from 1 April 2014, Ian Dyson will become Chairman of the Audit Committee and his annual fee will increase to £93,750.

With effect from 31 May 2014, Dale Morrison will become Senior Independent Non-Executive Director and his annual fee will increase to £93,750.

Luke Mayhew, Chairman of the Remuneration Committee

17 February 2014

Governance 97

Staybridge Suites®

Staybridge Suites hotels, launched in 1997, is IHG’s extended-stay brand for business and leisure travellers who spend an extended time away from home and prefer a warm, home-like and community environment.

196 properties; 21,518 rooms open

80 properties in the pipeline

98 IHG Annual Report and Form 20-F 2013

Group Financial

Statements

Candlewood Suites®

Candlewood Suites is IHG’s extended-stay brand in North America aimed at providing guests with a relaxed, casual and home-like environment at great value. The two brand hallmarks of the Candlewood Cupboard® and Lending Locker depict the trust system, which has always prevailed for the brand.

312 properties; 29,778 rooms open

80 properties in the pipeline

100	Statement of Directors’ Responsibilities
103	Independent Auditor’s US Report
104	Group income statement
105	Group statement of comprehensive income
106	Group statement of changes in equity
109	Group statement of financial position
110	Group statement of cash flows
111	Accounting policies
117	Notes to the Group Financial Statements

Group Financial Statements 99

Statement of Directors’ Responsibilities

Financial Statements and accounting records

The laws of England and Wales require the Directors to prepare financial statements which give a true and fair view of the assets, liabilities and financial position of the Company and of the Group at the end of the financial year together with the profit or loss of the Group for that period. In preparing these Financial Statements, the Directors are required to:

•	select suitable accounting policies and apply them consistently;

•	make judgements and accounting estimates that are reasonable;

•	state whether the Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), for use in the EU and Article 4 of the EU IAS Regulation;

•	state for the Company Financial Statements whether applicable UK accounting standards have been followed; and

•	prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors have responsibility for ensuring that the Group keeps proper accounting records which disclose with reasonable accuracy the financial position of the Group and the Company to enable them to ensure that the Financial Statements comply with the Companies Act 2006 and, as regards the Consolidated Financial Statements, Article 4 of the EU IAS Regulation. The Directors are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and taking reasonable steps to prevent and detect fraud and other irregularities.

Disclosure and Transparency Rules

The Board confirms that to the best of its knowledge:

•	the Financial Statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group; and

•	the Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.

Directors’ statement under the UK Corporate Governance Code

Having taken advice from the Audit Committee, the Board considers that the Annual Report and Form 20-F, taken as a whole is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Disclosure of information to Auditor

The Directors who held office as at the date of approval of this report confirm that they have taken steps to make themselves aware of relevant audit information (as defined by section 418(3) of the Companies Act 2006). None of the Directors are aware of any relevant audit information which has not been disclosed to the Company’s Auditor.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group, as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Group’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Group’s transactions and dispositions of assets;

•	are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Financial Statements in accordance with IFRS as issued by the IASB and the IFRS adopted by the EU, and that receipts and expenditure are being made only in accordance with authorisation of management and the Directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the Financial Statements.

Any internal control framework has inherent limitations and internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2013 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Based on this assessment, management has concluded that as at 31 December 2013 the Group’s internal control over financial reporting was effective.

During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal financial control over financial reporting at 31 December 2013, together with the Group’s Consolidated Financial Statements, were audited by Ernst & Young LLP, an independent registered public accounting firm. Their report on internal control over financial reporting can be found on page 103.

On behalf of the Board

Richard Solomons	Paul Edgecliffe-Johnson
Chief Executive Officer	Chief Financial Officer
17 February 2014	17 February 2014

100 IHG Annual Report and Form 20-F 2013

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Group Financial Statements 101

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

102 IHG Annual Report and Form 20-F 2013

Independent Auditor’s US Report

Report of independent registered public accounting firm on internal control over financial reporting

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC.

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). InterContinental Hotels Group PLC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Annual Report and Form 20-F. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the group are being made only in accordance with authorisations of management and directors of the group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, InterContinental Hotels Group PLC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying Group statement of financial position of InterContinental Hotels Group PLC as of 31 December 2013 and 2012, and the related Group income statement, Group statement of comprehensive income, Group statement of changes in equity and Group statement of cash flows for each of the three years in the period ended 31 December 2013, and our report dated 17 February 2014 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England 17 February 2014

InterContinental Hotels Group PLC report of independent registered public accounting firm

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC.

We have audited the accompanying Group statement of financial position of InterContinental Hotels Group PLC as of 31 December 2013 and 2012, and the related Group income statement, Group statement of comprehensive income, Group statement of changes in equity and Group statement of cash flows for each of the three years in the period ended 31 December 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

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

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at 31 December 2013 and 2012, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), InterContinental Hotels Group PLC’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated 17 February 2014 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England 17 February 2014

Notes:

1.	The maintenance and integrity of the InterContinental Hotels Group PLC website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Financial Statements since they were initially presented on the website.
2.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Group Financial Statements 103

Group Financial Statements

Group income statement

		2013			2012 (restated1)			2011[2] (restated1)
For the year ended 31 December 2013	Note	Before exceptional items $m	Exceptional items (note 5) $m	Total $m	Before exceptional items $m	Exceptional items (note 5) $m	Total $m	Before exceptional items $m	Exceptional items (note 5) $m	Total $m
Revenue	2	1,903	–	1,903	1,835	–	1,835	1,768	–	1,768
Cost of sales		(784)	–	(784)	(772)	–	(772)	(771)	–	(771)
Administrative expenses		(374)	(167)	(541)	(372)	(16)	(388)	(361)	(9)	(370)
Share of profits of associates and joint ventures		2	6	8	3	–	3	1	–	1
Other operating income and expenses		6	166	172	5	(11)	(6)	10	46	56
		753	5	758	699	(27)	672	647	37	684
Depreciation and amortisation	2	(85)	–	(85)	(94)	–	(94)	(99)	–	(99)
Impairment	2	–	–	–	–	23	23	–	20	20
Operating profit	2	668	5	673	605	(4)	601	548	57	605
Financial income	6	5	–	5	3	–	3	2	–	2
Financial expenses	6	(78)	–	(78)	(57)	–	(57)	(64)	–	(64)
Profit before tax		595	5	600	551	(4)	547	486	57	543
Tax	7	(175)	(51)	(226)	(151)	142	(9)	(117)	39	(78)
Profit for the year from continuing operations		420	(46)	374	400	138	538	369	96	465

Attributable to:
Equity holders of the parent		418	(46)	372	399	138	537	369	96	465
Non-controlling interest		2	–	2	1	–	1	–	–	–
		420	(46)	374	400	138	538	369	96	465

Earnings per ordinary share	9
Continuing and total operations:
Basic				140.9¢			187.1¢			160.9¢
Diluted				139.3¢			183.9¢			157.1¢

[1]	Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111).
[2]	See note on ‘Comparatives for 2011’ on page 111.

Notes on pages 111 to 153 form an integral part of these Financial Statements.

104 IHG Annual Report and Form 20-F 2013

Group statement of comprehensive income

For the year ended 31 December 2013	2013 $m	2012 (restated1) $m	2011[2] (restated1) $m
Profit for the year	374	538	465
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	28	1	15
Losses reclassified to income on impairment of available-for-sale financial assets	–	–	3
Losses relating to cash flow hedges reclassified to financial expenses	–	1	4
Exchange (losses)/gains on retranslation of foreign operations, net of related tax credit of $2m (2012 credit of $3m, 2011 charge of $3m)	(35)	24	(21)
Exchange losses reclassified to profit on hotel disposal	46	–	–
	39	26	1
Items that will not be reclassified to profit or loss:
Re-measurement gains/(losses) on defined benefit plans, net of related tax charge of $20m (2012 credit of $5m, 2011 credit of $19m)	20	(10)	(13)
Tax related to pension contributions	–	18	–
	20	8	(13)
Total other comprehensive income/(loss) for the year	59	34	(12)
Total comprehensive income for the year	433	572	453

Attributable to:
Equity holders of the parent	433	571	452
Non-controlling interest	–	1	1
	433	572	453

[1]	Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111).
[2]	See note on ‘Comparatives for 2011’ on page 111.

Notes on pages 111 to 153 form an integral part of these Financial Statements.

Group Financial Statements 105

Group Financial Statements continued

Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2013	179	11	(48)	(2,901)	72	214	2,781	308	9	317
Profit for the year	–	–	–	–	–	–	372	372	2	374
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	28	–	–	28	–	28
Exchange differences on retranslation of foreign operations	–	–	–	–	–	(33)	–	(33)	(2)	(35)
Exchange losses reclassified to profit on hotel disposal	–	–	–	–	–	46	–	46	–	46
	–	–	–	–	28	13	–	41	(2)	39
Items that will not be reclassified to profit or loss:
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	20	20	–	20
	–	–	–	–	–	–	20	20	–	20
Total other comprehensive income	–	–	–	–	28	13	20	61	(2)	59
Total comprehensive income for the year	–	–	–	–	28	13	392	433	–	433
Issue of ordinary shares	5	–	–	–	–	–	–	5	–	5
Repurchase of shares	–	–	–	–	–	–	(283)	(283)	–	(283)
Purchase of own shares by employee share trusts	–	–	(53)	–	–	–	–	(53)	–	(53)
Release of own shares by employee share trusts	–	–	64	–	–	–	(61)	3	–	3
Equity-settled share-based cost	–	–	–	–	–	–	27	27	–	27
Tax related to share schemes	–	–	–	–	–	–	11	11	–	11
Equity dividends paid	–	–	–	–	–	–	(533)	(533)	(1)	(534)
Exchange adjustments	5	1	(1)	(5)	–	–	–	–	–	–
At 31 December 2013	189	12	(38)	(2,906)	100	227	2,334	(82)	8	(74)

All items above are shown net of tax.

Notes on pages 111 to 153 form an integral part of these Financial Statements.

106 IHG Annual Report and Form 20-F 2013

Group statement of changes in equity continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings (restated1) $m	IHG share- holders’ equity (restated1) $m	Non- controlling interest $m	Total equity (restated1) $m
At 1 January 2012	162	10	(27)	(2,893)	71	189	3,035	547	8	555
Profit for the year	–	–	–	–	–	–	537	537	1	538
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	1	–	–	1	–	1
Losses reclassified to financial expenses on cash flow hedges	–	–	–	–	1	–	–	1	–	1
Exchange differences on retranslation of foreign operations	–	–	–	–	(1)	25	–	24	–	24
	–	–	–	–	1	25	–	26	–	26
Items that will not be reclassified to profit or loss:
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	(10)	(10)	–	(10)
Tax related to pension contributions	–	–	–	–	–	–	18	18	–	18
	–	–	–	–	–	–	8	8	–	8
Total other comprehensive income	–	–	–	–	1	25	8	34	–	34
Total comprehensive income for the year	–	–	–	–	1	25	545	571	1	572
Issue of ordinary shares	10	–	–	–	–	–	–	10	–	10
Repurchase of shares	(1)	–	–	–	–	–	(106)	(107)	–	(107)
Transfer to capital redemption reserve	–	1	–	–	–	–	(1)	–	–	–
Transaction costs relating to shareholder returns	–	–	–	–	–	–	(2)	(2)	–	(2)
Purchase of own shares by employee share trusts	–	–	(84)	–	–	–	–	(84)	–	(84)
Release of own shares by employee share trusts	–	–	63	–	–	–	(63)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	27	27	–	27
Tax related to share schemes	–	–	–	–	–	–	20	20	–	20
Equity dividends paid	–	–	–	–	–	–	(679)	(679)	–	(679)
Share of reserve in equity accounted investment	–	–	–	–	–	–	5	5	–	5
Exchange adjustments	8	–	–	(8)	–	–	–	–	–	–
At 31 December 2012	179	11	(48)	(2,901)	72	214	2,781	308	9	317

[1]	Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111).

All items above are shown net of tax.

Notes on pages 111 to 153 form an integral part of these Financial Statements.

Group Financial Statements 107

Group Financial Statements continued

Group statement of changes in equity continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings (restated2) $m	IHG share- holders’ equity (restated2) $m	Non- controlling interest $m	Total equity (restated2) $m
At 1 January 2011[1]	155	10	(35)	(2,894)	49	211	2,775	271	7	278
Profit for the year[1]	–	–	–	–	–	–	465	465	–	465
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	15	–	–	15	–	15
Losses reclassified to income on impairment of available-for-sale financial assets	–	–	–	–	3	–	–	3	–	3
Losses reclassified to financial expenses on cash flow hedges	–	–	–	–	4	–	–	4	–	4
Exchange differences on retranslation of foreign operations	–	–	–	–	–	(22)	–	(22)	1	(21)
	–	–	–	–	22	(22)	–	–	1	1
Items that will not be reclassified to profit or loss:
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	(13)	(13)	–	(13)
	–	–	–	–	–	–	(13)	(13)	–	(13)
Total other comprehensive loss	–	–	–	–	22	(22)	(13)	(13)	1	(12)
Total comprehensive income for the year	–	–	–	–	22	(22)	452	452	1	453
Issue of ordinary shares	8	–	–	–	–	–	–	8	–	8
Purchase of own shares by employee share trusts	–	–	(75)	–	–	–	–	(75)	–	(75)
Release of own shares by employee share trusts	–	–	83	–	–	–	(80)	3	–	3
Equity-settled share-based cost	–	–	–	–	–	–	29	29	–	29
Tax related to share schemes	–	–	–	–	–	–	7	7	–	7
Equity dividends paid	–	–	–	–	–	–	(148)	(148)	–	(148)
Exchange adjustments	(1)	–	–	1	–	–	–	–	–	–
At 31 December 2011	162	10	(27)	(2,893)	71	189	3,035	547	8	555

[1]	See note on ‘Comparatives for 2011’ on page 111.
[2]	Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111).

All items above are shown net of tax.

Notes on pages 111 to 153 form an integral part of these Financial Statements.

108 IHG Annual Report and Form 20-F 2013

Group statement of financial position

31 December 2013	Note	2013 $m	2012 $m
ASSETS
Property, plant and equipment	10	1,169	1,056
Goodwill	12	80	93
Intangible assets	13	438	354
Investment in associates and joint ventures	14	85	84
Retirement benefit assets	26	7	99
Other financial assets	15	236	155
Non-current tax receivable		16	24
Deferred tax assets	27	108	204
Total non-current assets		2,139	2,069
Inventories	16	4	4
Trade and other receivables	17	423	422
Current tax receivable		12	31
Derivative financial instruments	23	1	2
Other financial assets	15	12	6
Cash and cash equivalents	18	134	195
Total current assets		586	660
Non-current assets classified as held for sale	11	228	534
Total assets	2	2,953	3,263

LIABILITIES
Loans and other borrowings	22	(16)	(16)
Trade and other payables	19	(748)	(709)
Provisions	20	(3)	(1)
Current tax payable		(47)	(54)
Total current liabilities		(814)	(780)
Loans and other borrowings	22	(1,269)	(1,242)
Derivative financial instruments	23	(11)	(19)
Retirement benefit obligations	26	(184)	(187)
Trade and other payables	19	(574)	(563)
Provisions	20	–	(1)
Deferred tax liabilities	27	(175)	(93)
Total non-current liabilities		(2,213)	(2,105)
Liabilities classified as held for sale	11	–	(61)
Total liabilities	2	(3,027)	(2,946)
Net (liabilities)/assets		(74)	317

EQUITY
Equity share capital	29	189	179
Capital redemption reserve	29	12	11
Shares held by employee share trusts	29	(38)	(48)
Other reserves	29	(2,906)	(2,901)
Unrealised gains and losses reserve	29	100	72
Currency translation reserve	29	227	214
Retained earnings		2,334	2,781
IHG shareholders’ equity		(82)	308
Non-controlling interest	29	8	9
Total equity		(74)	317

Signed on behalf of the Board

Paul Edgecliffe-Johnson

17 February 2014

Notes on pages 111 to 153 form an integral part of these Financial Statements.

Group Financial Statements 109

Group Financial Statements continued

Group statement of cash flows

For the year ended 31 December 2013	2013 $m	2012 (restated1) $m	2011[2] (restated1) $m
Profit for the year	374	538	465
Adjustments for:
Net financial expenses	73	54	62
Income tax charge	226	9	78
Depreciation and amortisation	85	94	99
Impairment	–	(23)	(20)
Other exceptional operating items	(5)	27	(37)
Equity-settled share-based cost	22	22	25
Dividends from associates and joint ventures	5	1	1
Other items	2	(3)	(1)
Operating cash flow before movements in working capital	782	719	672
Increase in trade and other receivables	(9)	(50)	(11)
Net change in loyalty programme liability and System Fund surplus	61	57	66
Increase/(decrease) in other trade and other payables	8	26	(20)
Utilisation of provisions	(3)	(12)	(19)
Retirement benefit contributions, net of cost	(18)	(95)	(33)
Cash flows relating to exceptional operating items	(33)	(6)	(32)
Cash flow from operations	788	639	623
Interest paid	(74)	(50)	(56)
Interest received	2	2	1
Tax paid on operating activities	(92)	(119)	(89)
Net cash from operating activities	624	472	479
Cash flow from investing activities
Purchase of property, plant and equipment	(159)	(44)	(55)
Purchase of intangible assets	(86)	(84)	(48)
Investment in other financial assets	(154)	(2)	(50)
Investment in associates and joint ventures	(10)	(3)	(41)
Disposal of hotel assets, net of costs	460	4	142
Proceeds from other financial assets	109	4	15
Distribution from associate on sale of hotel	17	–	–
Proceeds from other associates and joint ventures	3	–	–
Tax paid on disposals	(5)	(3)	(1)
Net cash from investing activities	175	(128)	(38)
Cash flow from financing activities
Proceeds from the issue of share capital	5	10	8
Purchase of own shares	(283)	(107)	–
Purchase of own shares by employee share trusts	(44)	(84)	(75)
Dividends paid to shareholders	(533)	(679)	(148)
Dividend paid to non-controlling interests	(1)	–	–
Transaction costs relating to shareholder returns	–	(2)	–
Issue of long-term bonds	–	632	–
Decrease in other borrowings	(1)	(99)	(119)
Net cash from financing activities	(857)	(329)	(334)
Net movement in cash and cash equivalents in the year	(58)	15	107
Cash and cash equivalents at beginning of the year	195	182	78
Exchange rate effects	(3)	(2)	(3)
Cash and cash equivalents at end of the year	134	195	182

[1]	Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111).
[2]	See note on ‘Comparatives for 2011’ on page 111.

Notes on pages 111 to 153 form an integral part of these Financial Statements.

110 IHG Annual Report and Form 20-F 2013

Accounting policies

General information

This document constitutes the Annual Report and Financial Statements in accordance with UK Listing Rules requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934. In previous years the Group issued separate documents.

The Consolidated Financial Statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2013 were authorised for issue in accordance with a resolution of the Directors on 17 February 2014. InterContinental Hotels Group PLC (the Company) is incorporated and domiciled in Great Britain and registered in England and Wales.

Comparatives for 2011

The comparative information presented for the year ended 31 December 2011 is that previously issued on Form 20-F for that year which differs from the Consolidated Financial Statements issued to the UK listing authorities for 2011. The difference arose in respect of a litigation provision of $22m ($13m net of tax) which was recorded on Form 20-F in the year ended 31 December 2010 but not in the UK Consolidated Financial Statements until the following year. An unfavourable court judgement on 23 February 2011, between the authorisation of the respective documents (UK Consolidated Financial Statements on 14 February 2011 and Form 20-F on 11 April 2011), resulted in the litigation provision being recorded as an adjusting post balance sheet event in the Financial Statements for the year ended 31 December 2010 issued on Form 20-F.

The respective numbers reported were as follows:

	2011 Financial Statements[2]
	Form 20-F1	UK filing
Profit before tax ($m)	554	532
Profit for the year ($m)	473	460
Net assets ($m)	555	555
Basic earnings per ordinary share (cents)	163.7	159.2
Diluted earnings per ordinary share (cents)	159.8	155.4

[1]	These numbers form the basis of the comparatives included in this document and exclude the litigation provision described above.
[2]	Before restatement for the adoption of IAS 19R ‘Employee Benefits’ (see below).

Changes in accounting policies

With effect from 1 January 2013, the Group has adopted IAS 19 (Revised) ‘Employee Benefits’ which introduces a number of changes to accounting for defined benefit plans. The key change that impacts the Group is the removal of expected returns on plan assets from the income statement and its replacement with a requirement to recognise interest on the net defined benefit asset/ liability (after any asset restrictions), calculated using the discount rate used to measure the defined benefit obligation.

The impact of this change in accounting policy on the current and prior year Financial Statements, which have been restated, is as follows:

Group income statement	2013 $m	2012 $m	2011 $m
Administrative expenses	(6)	(9)	(11)
Operating profit and profit before tax	(6)	(9)	(11)
Tax	2	2	3
Profit for the year	(4)	(7)	(8)

Group statement of comprehensive income	2013 $ m	2012 $m	2011 $m
Profit for the year	(4)	(7)	(8)
Re-measurement gains, net of related tax charge of $2m (2012 $1m, 2011 $1m)	4	8	10
Tax related to pension contributions	–	(1)	(2)
Total comprehensive income for the year	–	–	–

Earnings per share	2013 cents	2012 cents	2011 cents
Basic	(1.5)	(2.4)	(2.8)
Diluted	(1.5)	(2.4)	(2.7)

There has been no change to previously reported retained earnings, balance sheet amounts or cash flows, other than consequential adjustments to the analysis of operating cash flows.

The Group has also adopted IAS 1 (Amendment) ‘Presentation of Items of Other Comprehensive Income’, which changes the grouping of items presented in the Group statement of comprehensive income so that items which may be reclassified to profit or loss in the future are presented separately from items that will never be reclassified. The amendment affects presentation only and has had no impact on the Group’s financial position or performance.

In addition, with effect from 1 January 2013, the Group has implemented IAS 28 (Amendment) ‘Investments in Associates and Joint Ventures’, IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IFRS 13 ‘Fair Value Measurement’. The adoption of these standards has had no material impact on the Group’s financial performance or position and there has been no requirement to restate prior year comparatives. IFRS 13 has resulted in new disclosures which are provided in note 24.

In accordance with IFRS 7 ‘Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities’ (Amendments to IFRS 7) additional disclosures have been made in note 18 regarding the Group’s cash pooling arrangements.

Summary of significant accounting policies

Basis of preparation

The Consolidated Financial Statements of IHG have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and in accordance with IFRS as adopted by the European Union (EU) and as applied in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s Consolidated Financial Statements for the years presented.

Presentational currency

The Consolidated Financial Statements are presented in millions of US dollars following a management decision to change the reporting currency from sterling during 2008. The change was made to reflect the profile of the Group’s revenue and operating profit which are primarily generated in US dollars or US dollar-linked currencies.

The currency translation reserve was set to nil at 1 January 2004 on transition to IFRS and this reserve is presented on the basis that the Group has reported in US dollars since this date. Equity share capital, the capital redemption reserve and shares held by employee share trusts are translated into US dollars at the rates of exchange on the last day of the period; the resultant exchange differences are recorded in other reserves.

Group Financial Statements 111

Accounting policies continued

The functional currency of the parent company remains sterling since this is a non-trading holding company located in the United Kingdom that has sterling denominated share capital and whose primary activity is the payment and receipt of interest on sterling denominated external borrowings and inter-company balances.

Basis of consolidation

The Consolidated Financial Statements comprise the Financial Statements of the parent company and entities controlled by the Group. Control exists when the Group has:

•	power over an investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

All intra-group balances and transactions are eliminated on consolidation.

The assets, liabilities and results of those businesses acquired or disposed of are consolidated for the period during which they were under the Group’s control.

The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement, through the deferral of salary with matching company contributions. Employees can draw down on the plan in certain limited circumstances during employment. The assets of the plan are held in a company-owned trust which is not consolidated as the relevant activity of the trust, being the investment of the funds in the trust, is directed by the participating employees of the plan and the company has no exposure to the gains and losses resulting from those investment decisions. The assets of the trust are held solely for the benefit of the participating employees and to pay plan expenses, other than in the case of a company insolvency in which case they can be claimed by the general creditors of the company. At 31 December 2013, the trust had assets with a fair value of $135m (2012 $113m).

Foreign currencies

Transactions in foreign currencies are translated to functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the relevant rates of exchange ruling on the last day of the period. Foreign exchange differences arising on translation are recognised in the income statement except on foreign currency borrowings that provide a hedge against a net investment in a foreign operation. These are taken directly to the currency translation reserve until the disposal of the net investment, at which time they are recycled against the gain or loss on disposal.

The assets and liabilities of foreign operations, including goodwill, are translated into US dollars at the relevant rates of exchange ruling on the last day of the period. The revenues and expenses of foreign operations are translated into US dollars at average rates of exchange for the period. The exchange differences arising on the retranslation are taken directly to the currency translation reserve. On disposal of a foreign operation, the cumulative amount recognised in the currency translation reserve relating to that particular foreign operation is recycled against the gain or loss on disposal.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and any impairment.

Repairs and maintenance costs are expensed as incurred.

Land is not depreciated. All other property, plant and equipment are depreciated to a residual value over their estimated useful lives, namely:

•	buildings – lesser of 50 years and unexpired term of lease; and

•	fixtures, fittings and equipment – three to 25 years.

All depreciation is charged on a straight-line basis. Residual value is re-assessed annually.

Property, plant and equipment are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Assets that do not generate independent cash flows are combined into cash-generating units. If carrying values exceed their estimated recoverable amount, the assets or cash-generating units are written down to the recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses, and any subsequent reversals, are recognised in the income statement.

On adoption of IFRS, the Group retained previous revaluations of property, plant and equipment which are included at deemed cost as permitted by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’.

Goodwill

Goodwill arises on consolidation and is recorded at cost, being the excess of the cost of acquisition over the fair value at the date of acquisition of the Group’s share of identifiable assets, liabilities and contingent liabilities. With effect from 1 January 2010, transaction costs are expensed and therefore not included in the cost of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment at least annually by comparing carrying values of cash-generating units with their recoverable amounts. Impairment losses cannot be subsequently reversed.

Intangible assets

Software

Acquired and internally developed software are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Costs are amortised over estimated useful lives of three to five years on a straight-line basis.

Internally generated development costs are expensed unless forecast revenues exceed attributable forecast development costs, in which case they are capitalised and amortised over the estimated useful life of the asset.

Management contracts

When assets are sold and a purchaser enters into a franchise or management contract with the Group, the Group capitalises as part of the gain or loss on disposal an estimate of the fair value of the contract entered into. The value of management contracts is amortised over the life of the contract which ranges from six to 50 years on a straight-line basis.

Other intangible assets

Amounts paid to hotel owners to secure management contracts and franchise agreements are capitalised and normally amortised over the shorter of the contracted period and 10 years on a straight-line basis.

Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of property, plant and equipment or in respect of software projects that necessarily take a substantial period of time to prepare for their intended use, or sale, are capitalised as part of the asset cost. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. All borrowing costs relating to projects commencing before 1 January 2009 were expensed.

112 IHG Annual Report and Form 20-F 2013

Associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but does not have control or joint control over those policies.

A joint venture exists when two or more parties have joint control over, and rights to the net assets of, the venture. Joint control is the contractually agreed sharing of control which only exists when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Associates and joint ventures are accounted for using the equity method unless the associate or joint venture is classified as held for sale. Under the equity method, the Group’s investment is recorded at cost adjusted by the Group’s share of post-acquisition profits and losses and other movements in the investee’s reserves. When the Group’s share of losses exceeds its interest in an associate or joint venture, the Group’s carrying amount is reduced to $nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate or joint venture.

Financial assets

The Group classifies its financial assets into one of the two following categories: loans and receivables or available-for-sale financial assets. Management determines the classification of financial assets on initial recognition and they are subsequently held at amortised cost (loans and receivables) or fair value (available-for-sale financial assets). Interest on loans and receivables is calculated using the effective interest rate method and is recognised in the income statement as interest income. Changes in fair values of available-for-sale financial assets are recorded directly in equity within the unrealised gains and losses reserve. On disposal, the accumulated fair value adjustments recognised in equity are recycled to the income statement. Dividends from available-for-sale financial assets are recognised in the income statement as other operating income and expenses.

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

Inventories

Inventories are stated at the lower of cost and net realisable value.

Trade receivables

Trade receivables are recorded at their original amount less provision for impairment. It is the Group’s policy to provide for 100% of the previous month’s aged receivables balances which are more than 180 days past due. Adjustments to the policy may be made due to specific or exceptional circumstances when collection is no longer considered probable. The carrying amount of the receivable is reduced through the use of a provision account and movements in the provision are recognised in the income statement within cost of sales. When a previously provided trade receivable is uncollectable, it is written off against the provision.

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

Assets held for sale

Non-current assets and associated liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than continuing use and a sale is highly probable and expected to complete within one year. For a sale to be highly probable, management need to be committed to a plan to sell the asset and the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value.

Assets designated as held for sale are held at the lower of carrying amount at designation and fair value less costs to sell.

Depreciation is not charged against property, plant and equipment classified as held for sale.

Financial liabilities

Financial liabilities are measured at amortised cost using the effective interest rate method. A financial liability is derecognised when the obligation under the liability expires, is discharged or cancelled.

Trade payables

Trade payables are non-interest-bearing and are stated at their nominal value.

Bank and other borrowings

Bank and other borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortised cost. Finance charges, including the transaction costs and any discount or premium on issue, are recognised in the income statement using the effective interest rate method.

Borrowings are classified as non-current when the repayment date is more than 12 months from the period-end date or where they are drawn on a facility with more than 12 months to expiry.

Derivative financial instruments and hedging

Derivatives are initially recognised and subsequently re-measured at fair value. The method of recognising the re-measurement depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income and the unrealised gains and losses reserve to the extent that the hedges are effective. When the hedged item is recognised, the cumulative gains and losses on the related hedging instrument are reclassified to the income statement.

Changes in the fair value of derivatives designated as net investment hedges are recorded in other comprehensive income and the currency translation reserve to the extent that the hedges are effective. The cumulative gains and losses remain in equity until a foreign operation is sold, at which point they are reclassified to the income statement.

Changes in the fair value of derivatives which have either not been designated as hedging instruments or relate to the ineffective portion of hedges are recognised immediately in the income statement.

Group Financial Statements 113

Accounting policies continued

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

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that a payment will be made and a reliable estimate of the amount payable can be made. If the effect of the time value of money is material, the provision is discounted.

An onerous contract provision is recognised when the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received under it.

In respect of litigation, provision is made when management consider it probable that payment may occur even though the defence of the related claim may still be ongoing through the court process.

Taxes

Current tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities including interest. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

Deferred tax

Deferred tax assets and liabilities are recognised in respect of temporary differences between the tax base and carrying value of assets and liabilities including accelerated capital allowances, unrelieved tax losses, unremitted profits from subsidiaries, gains rolled over into replacement assets, gains on previously revalued properties and other short-term temporary differences.

Deferred tax assets are recognised to the extent that it is regarded as probable that the deductible temporary differences can be realised. The recoverability of all deferred tax assets is re-assessed at the end of each reporting period.

Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period.

Retirement benefits

Defined contribution plans

Payments to defined contribution schemes are charged to the income statement as they fall due.

Defined benefit plans

Plan assets, including qualifying insurance policies, are measured at fair value and plan liabilities are measured on an actuarial basis, using the projected unit credit method and discounting at an interest rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The difference between the value of plan assets and liabilities at the period-end date is the amount of surplus or deficit recorded in the statement of financial position as an asset or liability. An asset is recognised when the employer has an unconditional right to use the surplus at some point during the life of the plan or on its wind-up. If a refund would be subject to a tax other than income tax, as is the case in the UK, the asset is recorded at the amount net of the tax. A liability is also recorded for any such tax that would be payable in respect of funding commitments based on the accounting assumption that the related payments increase the asset.

The service cost of providing pension benefits to employees, together with the net interest expense or income for the year, is charged to the income statement within ‘administration expenses’. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability, after any asset restriction. Past service costs and gains, which are the change in the present value of the defined benefit obligation for employee service in prior periods resulting from plan amendments, are recognised immediately the plan amendment occurs.

Re-measurements comprise actuarial gains and losses, the return on plan assets (excluding amounts included in net interest) and changes in the amount of any asset restrictions. Actuarial gains and losses may result from: differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year or changes in the actuarial assumptions used in the valuation of the plan liabilities. Re-measurement gains and losses, and taxation thereon, are recognised in other comprehensive income and are not reclassified to profit or loss in subsequent periods.

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

Generally, revenue represents sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business and recognised when services have been rendered. The following is a description of the composition of revenues of the Group.

Franchise fees – received in connection with the license of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of rooms revenue. Revenue is earned and recognised on a monthly basis.

Management fees – earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, generally a percentage of hotel revenue, which is earned and recognised on a monthly basis and an incentive fee, generally based on the hotel’s profitability or cash flows and recognised when the related performance criteria are met under the terms of the contract.

Owned and leased – primarily derived from hotel operations, including the rental of rooms and food and beverage sales from owned and leased hotels operated under the Group’s brand names. Revenue is recognised when rooms are occupied and food and beverages are sold.

Franchise fees and management fees include liquidated damages received from the early termination of contracts.

114 IHG Annual Report and Form 20-F 2013

Share-based payments

The cost of equity-settled transactions with employees is measured by reference to fair value at the date at which the right to the shares is granted. Fair value is determined by an external valuer using option pricing models.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which any performance or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

The income statement charge for a period represents the movement in cumulative expense recognised at the beginning and end of that period. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

The Group has taken advantage of the transitional provisions of IFRS 2 ‘Share-based Payment’ in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested before 1 January 2005.

Leases

Operating lease rentals are charged to the income statement on a straight-line basis over the term of the lease.

Assets held under finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease, with a corresponding liability being recognised for the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Lease payments are apportioned between the reduction of the lease liability and finance charges in the income statement so as to achieve a constant rate of interest on the remaining balance of the liability. Assets held under finance leases are depreciated over the shorter of the estimated useful life of the asset and the lease term.

Disposal of non-current assets

The Group recognises sales proceeds and any related gain or loss on disposal on completion of the sales process. In determining whether the gain or loss should be recorded, the Group considers whether it:

•	has a continuing managerial involvement to the degree associated with asset ownership;

•	has transferred the significant risks and rewards associated with asset ownership; and

•	can reliably measure and will actually receive the proceeds.

Fair value measurement

The Group measures available-for-sale equity securities and derivatives at fair value on a recurring basis and other assets when impaired by reference to fair value less costs to sell. Additionally, the fair value of other financial assets and liabilities require disclosure.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured by reference to the principal market for the asset or liability assuming that market participants act in their economic best interests.

The fair value of a non-financial asset assumes the asset is used in its highest and best use, either through continuing ownership or by selling it.

The Group uses valuation techniques that maximise the use of relevant observable inputs using the following valuation hierarchy:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Further disclosures on the particular valuation techniques used by the Group are provided in note 24.

For impairment testing purposes and where significant assets (such as property) are valued by reference to fair value less costs to sell, an external valuation will normally be obtained using professional valuers who have appropriate market knowledge, reputation and independence.

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

Treasury shares

Own shares repurchased by the Company and not cancelled (treasury shares) are recognised at cost and deducted from retained earnings. If reissued, any excess of consideration over carrying amount is recognised in the share premium reserve.

Critical accounting policies and the use of judgements, estimates and assumptions

In determining and applying the Group’s accounting policies, management are required to make judgements, estimates and assumptions. An accounting policy is considered to be critical if its selection or application could materially affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management consider accounting for the System Fund to be a critical judgement and that critical estimates and assumptions are used in impairment testing and for measuring the loyalty programme liability, retirement and other post-employment obligations, tax assets and liabilities, and litigation provisions, as discussed in further detail below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances. Actual results could differ under different policies, judgements, estimates and assumptions or due to unforeseen circumstances.

System Fund – in addition to management or franchise fees, hotels within the IHG System pay cash assessments and contributions which are collected by IHG for specific use within the System Fund (the Fund). The Fund also receives proceeds from the sale of IHG Rewards Club points. IHG exerts significant influence over the operation of the Fund, however the Fund is managed for the benefit of hotels in the System with the objective of driving revenues for the hotels. The Fund is used to pay for marketing, the IHG Rewards Club loyalty programme and the global reservation system. The Fund is planned to operate at breakeven with any short-term timing surplus or deficit carried in the Group statement of financial position within working capital.

Group Financial Statements 115

Accounting policies continued

As all Fund income is designated for specific purposes and does not result in a profit or loss for the Group, the revenue recognition criteria as outlined in the accounting policy above are not met and therefore the income and expenses of the Fund are not included in the Group income statement.

The assets and liabilities relating to the Fund are included in the appropriate headings in the Group statement of financial position as the related legal, but not beneficial, rights and obligations rest with the Group. These assets and liabilities include the IHG Rewards Club liability, short-term timing surpluses and deficits and any receivables and payables related to the Fund.

The cash flows relating to the Fund are reported within ‘cash flow from operations’ in the Group statement of cash flows due to the close interrelationship between the Fund and the trading operations of the Group.

Further information on the Fund is included in note 34.

Loyalty programme – the hotel loyalty programme, IHG Rewards Club, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and redeem points at a later date for free accommodation or other benefits. The future redemption liability is calculated by multiplying the number of points expected to be redeemed by the redemption cost per point. On an annual basis the Group engages an external actuary who uses statistical formulas to assist in the estimate of the number of points that will never be redeemed (‘breakage’). Actuarial gains and losses on the future redemption liability are borne by the System Fund and any resulting changes in the liability would correspondingly adjust the amount of short-term timing surpluses and deficits held in the Group statement of financial position. The future redemption liability, which is included in trade and other payables, was $649m at 31 December 2013. Based on the conditions existing at the balance sheet date, a 5% decrease in the breakage estimate would increase this liability by approximately $31m.

Impairment testing – intangible assets, property, plant and equipment are tested for impairment when events or circumstances indicate that their carrying value may not be recoverable. Goodwill is subject to an impairment test on an annual basis or more frequently if there are indicators of impairment. Assets that do not generate independent cash flows are combined into cash-generating units.

The impairment testing of individual assets or cash-generating units requires an assessment of the recoverable amount of the asset or cash-generating unit. If the carrying value of the asset or cash-generating unit exceeds its estimated recoverable amount, the asset or cash-generating unit is written down to its recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that is based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the cash-generating unit or asset being tested. The outcome of such an assessment is subjective, and the result sensitive to the assumed future cash flows to be generated by the cash-generating units or assets and discount rates applied in calculating the value in use.

At 31 December 2013, the Group had intangible assets of $438m and property, plant and equipment of $1,169m, none of which were subject to an impairment charge during the year. In respect of those assets requiring an impairment test and depending on how recoverable amount was assessed, neither a 10% reduction in fair value or estimated future cash flows would have resulted in an impairment loss.

Information on impairment testing of goodwill, which had a net book value of $80m at 31 December 2013, is included in note 12.

Pensions and other post-employment benefit plans – accounting for pensions and other post-employment benefit plans requires the Group to make assumptions including, but not limited to, discount rates, rates of inflation, life expectancies and healthcare costs. The use of different assumptions could have a material effect on the accounting values of the relevant liabilities which could result in a material change to the cost of such liabilities as recognised in the income statement over time. These assumptions are subject to annual review and are determined with the assistance of an external actuary. A sensitivity analysis to changes in the key assumptions is included in note 26.

On 15 August 2013, the UK defined benefit plan completed a buy-in transaction whereby the assets of the plan were invested in a bulk insurance annuity contract that fully insures the benefits payable to the members of the plan. As the contract has been structured to enable the plan to move to full buy-out (following which the insurance company would become directly responsible for the pension payments) and the intention is to proceed on this basis, the buy-in transaction has been accounted for as a settlement with the loss arising of $147m recorded in the income statement as an exceptional item. An acceptable alternative accounting treatment would have been to record the loss as an actuarial loss in other comprehensive income.

Income taxes – deferred tax assets are recognised to the extent that it is regarded as probable that deductible temporary differences can be realised. The Group estimates deferred tax assets and liabilities based on current tax laws and rates, and in certain cases, business plans, including management’s expectations regarding the manner and timing of recovery of the related assets. Changes in these estimates may affect the amount of deferred tax liabilities or the valuation of deferred tax assets and therefore the tax charge in the income statement.

Provisions for tax liabilities require judgements on the interpretation of tax legislation, developments in case law and the potential outcomes of tax audits and appeals which may be subject to significant uncertainty. Therefore the actual results may vary from expectations resulting in adjustments to provisions, the valuation of deferred tax assets, cash tax settlements, and therefore the tax charge in the income statement.

Exceptional tax charges and credits have arisen in 2013, 2012 and 2011 as explained in note 7.

Litigation – from time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. A provision for litigation is made when it is considered probable that a payment will be made and the amount of the loss can be reasonably estimated. Significant judgment is made when evaluating, amongst other factors, the probability of unfavourable outcome and the ability to make a reasonable estimate of the amount of potential loss. Litigation provisions are reviewed at each accounting period and revisions made for changes in facts and circumstances.

New standards issued but not effective

IFRS 9 ‘Financial Instruments: Classification and Measurement’ introduces new requirements for classifying and measuring financial assets and financial liabilities and, when finalised, will address hedge accounting and impairment of financial assets. The Group will assess the impacts when the final standard is issued. The effective date for IFRS 9 is not expected to be before 1 January 2017.

The amendments to existing accounting standards that are effective from 1 January 2014, ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32) and ‘Recoverable Amount Disclosures for Non-Financial Assets’ (Amendments to IAS 36), are not expected to have a material impact on the Group’s reported income or financial position.

116 IHG Annual Report and Form 20-F 2013

Notes to the Group Financial Statements

1. Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1=£0.64 (2012 $1=£0.63, 2011 $1=£0.62). In the case of the euro, the translation rate is $1=€0.75 (2012 $1=€0.78, 2011 $1=€0.72).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.60 (2012 $1=£0.62, 2011 $1=£0.65). In the case of the euro, the translation rate is $1=€0.73 (2012 $1=€0.76, 2011 $1=€0.77).

2. Segmental information

The management of the Group’s operations, excluding Central functions, is organised within four geographical regions:

•	Americas;

•	Europe;

•	Asia, Middle East and Africa (AMEA); and

•	Greater China.

These, together with Central functions, comprise the Group’s five reportable segments. No operating segments have been aggregated to form these reportable segments.

Central functions include costs of global functions including technology, sales and marketing, finance, human resources and corporate services; revenue arises principally from technology fee income. Central liabilities include the loyalty programme liability and the cumulative short-term System Fund surplus.

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

Year ended 31 December 2013	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	576	104	16	3	–	699
Managed	128	156	170	92	–	546
Owned and leased	212	140	44	141	–	537
Central	–	–	–	–	121	121
	916	400	230	236	121	1,903

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	499	79	12	5	–	595
Managed	74	30	92	51	–	247
Owned and leased	30	30	4	47	–	111
Regional and central	(53)	(34)	(22)	(21)	(155)	(285)
Reportable segments’ operating profit	550	105	86	82	(155)	668
Exceptional operating items (note 5)	6	19	–	(10)	(10)	5
Operating profit	556	124	86	72	(165)	673

						Group $m
Reportable segments’ operating profit						668
Exceptional operating items (note 5)						5
Operating profit						673
Net finance costs						(73)
Profit before tax						600
Tax						(226)
Profit for the year						374

All items above relate to continuing operations.

Notes to the Group Financial Statements 117

Notes to the Group Financial Statements continued

2. Segmental information continued

31 December 2013	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Assets and liabilities
Segment assets	851	654	253	392	304	2,454
Non-current assets classified as held for sale	228	–	–	–	–	228
	1,079	654	253	392	304	2,682
Unallocated assets:
Non-current tax receivable						16
Deferred tax assets						108
Current tax receivable						12
Derivative financial instruments						1
Cash and cash equivalents						134
Total assets						2,953

Segment liabilities	(364)	(286)	(56)	(62)	(741)	(1,509)
Unallocated liabilities:
Current tax payable						(47)
Deferred tax liabilities						(175)
Loans and other borrowings						(1,285)
Derivative financial instruments						(11)
Total liabilities						(3,027)

Year ended 31 December 2013	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure (see below)	116	37	17	8	91	269
Non-cash items:
Depreciation and amortisation[1]	19	18	10	15	23	85
Share-based payments cost	–	–	–	–	22	22
Share of profit of associates and joint ventures	5	–	3	–	–	8

[1] Included in the $85m of depreciation and amortisation is $34m relating to administrative expenses and $51m relating to cost of sales.

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Reconciliation of capital expenditure
Capital expenditure per management reporting	116	37	17	8	91	269
Management contract acquired on disposal of hotel	–	40	–	–	–	40
Other financial assets relating to pensions	–	48	–	–	92	140
Timing differences	8	–	–	(1)	8	15
Capital expenditure per the Financial Statements	124	125	17	7	191	464

Comprising additions to:
Property, plant and equipment	93	22	8	7	20	150
Non-current assets classified as held for sale	5	3	–	–	–	8
Intangible assets	6	45	5	–	79	135
Investment in associates and joint ventures	6	–	4	–	–	10
Other financial assets	14	55	–	–	92	161
	124	125	17	7	191	464

118 IHG Annual Report and Form 20-F 2013

2. Segmental information continued

Year ended 31 December 2012[1]	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	541	91	18	3	–	653
Managed	97	147	152	89	–	485
Owned and leased	199	198	48	138	–	583
Central	–	–	–	–	114	114
	837	436	218	230	114	1,835

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	466	65	12	4	–	547
Managed	48	32	90	51	–	221
Owned and leased	24	50	6	45	–	125
Regional and central	(52)	(35)	(20)	(19)	(162)	(288)
Reportable segments’ operating profit	486	112	88	81	(162)	605
Exceptional operating items (note 5)	23	(4)	(5)	–	(18)	(4)
Operating profit	509	108	83	81	(180)	601

Group $m
Reportable segments’ operating profit	605
Exceptional operating items (note 5)	(4)
Operating profit	601
Net finance costs	(54)
Profit before tax	547
Tax	(9)
Profit for the year	538

[1]	Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111).

All items above relate to continuing operations.

Notes to the Group Financial Statements 119

Notes to the Group Financial Statements continued

2. Segmental information continued

31 December 2012	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Assets and liabilities
Segment assets	725	626	282	390	250	2,273
Non-current assets classified as held for sale	232	302	–	–	–	534
	957	928	282	390	250	2,807
Unallocated assets:
Non-current tax receivable						24
Deferred tax assets						204
Current tax receivable						31
Derivative financial instruments						2
Cash and cash equivalents						195
Total assets						3,263

Segment liabilities	(403)	(249)	(58)	(61)	(690)	(1,461)
Liabilities classified as held for sale	(61)	–	–	–	–	(61)
	(464)	(249)	(58)	(61)	(690)	(1,522)
Unallocated liabilities:
Current tax payable						(54)
Deferred tax liabilities						(93)
Loans and other borrowings						(1,258)
Derivative financial instruments						(19)
Total liabilities						(2,946)

Year ended 31 December 2012	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure (see below)	25	19	6	7	76	133
Non-cash items:
Depreciation and amortisation[1]	20	23	14	15	22	94
Reversal of previously recorded impairment	(23)	–	–	–	–	(23)
Write-off of software	–	–	–	–	18	18
Demerger liability released	–	–	–	–	(9)	(9)
Share-based payments cost	–	–	–	–	22	22
Share of profit of associates and joint ventures	–	–	(3)	–	–	(3)

[1] Included in the $94m of depreciation and amortisation is $31m relating to administrative expenses and $63m relating to cost of sales.

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Reconciliation of capital expenditure
Capital expenditure per management reporting	25	19	6	7	76	133
Timing differences	(1)	–	–	2	–	1
Capital expenditure per the Financial Statements	24	19	6	9	76	134

Comprising additions to:
Property, plant and equipment	15	9	2	9	6	41
Non-current assets classified as held for sale	5	–	–	–	–	5
Intangible assets	2	8	4	–	70	84
Investment in associates and joint ventures	2	–	–	–	–	2
Other financial assets	–	2	–	–	–	2
	24	19	6	9	76	134

120 IHG Annual Report and Form 20-F 2013

2. Segmental information continued

Year ended 31 December 2011[1]	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	502	86	19	2	–	609
Managed	124	118	151	77	–	470
Owned and leased	204	201	46	126	–	577
Central	–	–	–	–	112	112
	830	405	216	205	112	1,768

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	431	65	12	3	–	511
Managed	52	26	87	43	–	208
Owned and leased	17	49	5	37	–	108
Regional and central	(49)	(40)	(20)	(16)	(154)	(279)
Reportable segments’ operating profit	451	100	84	67	(154)	548
Exceptional operating items (note 5)	35	(39)	26	–	35	57
Operating profit	486	61	110	67	(119)	605

						Group $m
Reportable segments’ operating profit						548
Exceptional operating items (note 5)						57
Operating profit						605
Net finance costs						(62)
Profit before tax						543
Tax						(78)
Profit for the year						465

All items above relate to continuing operations.

Year ended 31 December 2011	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure	84	15	14	8	72	193
Non-cash items:
Depreciation and amortisation[2]	23	24	16	16	20	99
Impairment losses	–	2	3	–	–	5
Reversal of previously recorded impairment	(25)	–	–	–	–	(25)
Share-based payments cost	–	–	–	–	25	25
Share of profit of associates and joint ventures	–	–	(1)	–	–	(1)

[1]	Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111). See note on ‘Comparatives for 2011’ on page 111.
[2]	Included in the $99m of depreciation and amortisation is $30m relating to administrative expenses and $69m relating to cost of sales.

Notes to the Group Financial Statements 121

Notes to the Group Financial Statements continued

2. Segmental information continued

Geographical information	Year ended 31 December 2013 $m	Year ended 31 December 2012 $m	Year ended 31 December 2011 $m
Revenue
United Kingdom	90	152	139
United States	843	769	740
People’s Republic of China (including Hong Kong)	247	238	210
Rest of World	723	676	679
	1,903	1,835	1,768

For the purposes of the above table, hotel revenue is determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue.

	31 December 2013 $m	31 December 2012 $m	31 December 2011 $m
Non-current assets
United Kingdom	131	78	361
United States	705	590	559
France	342	329	328
People’s Republic of China (including Hong Kong)	326	333	331
Rest of World	268	257	270
	1,772	1,587	1,849

For the purposes of the above table, non-current assets comprise property, plant and equipment, goodwill, intangible assets and investments in associates and joint ventures. In addition to the United Kingdom, non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.

122 IHG Annual Report and Form 20-F 2013

3. Staff costs and Directors’ emoluments

	2013 $m	2012 (restated2) $m	2011 (restated2) $m
Staff
Costs:
Wages and salaries	580	547	550
Social security costs	41	44	43
Pension and other post-retirement benefits:
Defined benefit plans[1] (note 26)	10	13	19
Defined contribution plans	25	22	22
	656	626	634

[1] Before exceptional items. [2] Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111).

	2013	2012	2011
Average number of employees, including part-time employees:
Americas	2,548	2,552	2,895
Europe	1,602	1,866	1,574
Asia, Middle East and Africa	1,545	1,195	1,195
Greater China	1,083	1,051	1,000
Central	1,401	1,317	1,292
	8,179	7,981	7,956

The costs of the above employees are borne by IHG. Of these, 94% were employed on a full-time basis and 6% were employed on a part-time basis.

In addition to the above, the Group has employees who work directly on behalf of the System Fund and whose costs are borne by the Fund as disclosed in note 34. In line with IHG’s business model, IHG also employs 578 (2012 587, 2011 577) General Managers who work in the managed hotels and whose costs of $135m (2012 $132m, 2011 $125m) are borne by those hotels and, in the US predominantly, there are 12,588 (2012 12,494, 2011 14,596) other hotel workers in the managed hotels who have contracts or letters of service with IHG whose costs of $376m (2012 $430m, 2011 $448m) are borne by those hotels.

	2013 $m	2012 $m	2011 $m
Directors’ emoluments
Base salaries, fees, performance payments and benefits	8.5	9.7	8.3
Pension benefits under defined contribution plans	0.4	0.2	0.2

More detailed information on the emoluments, pensions, option holdings and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 74 to 97.

4. Auditor’s remuneration paid to Ernst & Young LLP

	2013 $m	2012 $m	2011 $m
Audit of the Financial Statements	2.0	2.8	1.9
Audit of subsidiaries	1.4	1.5	1.5
Audit-related assurance services	0.5	1.0	0.8
Other assurance services	1.2	1.4	1.2
Tax compliance	0.2	0.3	0.2
Tax advisory	0.4	0.2	0.5
Other non-audit services not covered by the above	0.1	–	0.1
	5.8	7.2	6.2

Audit fees in respect of the pension scheme were not material.

Notes to the Group Financial Statements 123

Notes to the Group Financial Statements continued

5. Exceptional items

	Note	2013 $m	2012 $m	2011[1] $m
Exceptional operating items
Administrative expenses:
Litigation	a	(10)	–	–
Loyalty programme rebranding costs	b	(10)	–	–
Pension settlement loss	c	(147)	–	–
Reorganisation costs	d	–	(16)	–
Resolution of commercial dispute	e	–	–	(37)
Pension past service gain	f	–	–	28
		(167)	(16)	(9)
Share of profits of associates and joint ventures:
Share of gain on disposal of a hotel (note 14)		6	–	–

Other operating income and expenses:
Gain/(loss) on disposal of hotels (note 11)		166	(2)	37
Write-off of software (note 13)		–	(18)	–
Demerger liability released	g	–	9	–
VAT refund	h	–	–	9
		166	(11)	46

Impairment:
Impairment charges:
Property, plant and equipment	i	–	–	(2)
Other financial assets	j	–	–	(3)
Reversals of previously recorded impairment:
Property, plant and equipment	k	–	23	23
Associates	l	–	–	2
		–	23	20
		5	(4)	57

Tax
Tax on exceptional operating items		(6)	1	(4)
Exceptional tax	m	(45)	141	43
		(51)	142	39

[1]	See note on ‘Comparatives for 2011’ on page 111.

All items above relate to continuing operations.

The above items are treated as exceptional by reason of their size or nature.

a	Relates to an agreed settlement in respect of a lawsuit filed against the Group in the Greater China region.
b	Relates to costs incurred in support of the worldwide rebranding of IHG Rewards Club that was announced 1 July 2013.
c	Arises from a buy-in of the Group’s UK funded defined benefit obligations with the insurer, Rothesay Life, on 15 August 2013 (see note 26 for further details).
d	Arose from a reorganisation of the Group’s support functions together with a restructuring within the AMEA region.
e	Related to the settlement of a prior period commercial dispute in the Europe region.
f	Related to the closure of the UK defined benefit pension scheme to future accrual with effect from 1 July 2013.
g	Resulted from a release of a liability no longer required which arose on the demerger of the Group from Six Continents PLC.
h	Arose in the UK relating to periods prior to 1996.
i	Arose in respect of a hotel in Europe following a re-assessment of its recoverable amount, based on fair value less costs to sell.
j	Related to an available-for-sale equity investment and arose as a result of a significant and prolonged decline in its fair value below cost.
k	In 2012, a previously recorded impairment charge relating to a North American hotel was reversed in full following a re-assessment of its recoverable amount, based on the market value of the hotel as determined by an independent professional property valuer. Of the impairment reversal in 2011, $11m arose on the classification of a North American hotel as held for sale and was based on the expected net sales proceeds which were subsequently realised on the disposal of the hotel. A further $12m arose in respect of another North American hotel following a re-assessment of its recoverable amount, based on value in use.
l	The impairment reversal arose in the Americas region.
m	In 2013, comprises a deferred tax charge of $63m consequent on the disposal of the InterContinental London Park Lane hotel (see note 27), together with charges and credits of $38m and $19m respectively from associated restructurings (including intra-group dividends) and refinancings, offset by the recognition of $37m of previously unrecognised tax credits. In 2012, represented the recognition of $104m of deferred tax assets, principally relating to pre-existing overseas tax losses, whose value had become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37m of provisions. In 2011, related to a $30m revision of the estimated tax impacts of an internal reorganisation completed in 2010 together with the release of $13m of provisions.

124 IHG Annual Report and Form 20-F 2013

6. Finance costs

	2013 $m	2012 $m	2011 $m
Financial income
Interest income on deposits	4	2	1
Unwinding of discount on other financial assets	1	1	1
	5	3	2
Financial expenses
Interest expense on borrowings	59	37	42
Interest rate swaps fair value transferred from equity	–	1	4
Finance charge payable under finance leases	19	19	18
	78	57	64

Interest income and expense relate to financial assets and liabilities held at amortised cost, calculated using the effective interest rate method.

Included within interest expense is $2m (2012 $2m, 2011 $1m) payable to the IHG Rewards Club loyalty programme relating to interest on the accumulated balance of cash received in advance of the redemption of points awarded.

7. Tax

	Note	2013 $m	2012 (restated1) $m	2011[2] (restated1) $m
Income tax
UK corporation tax at 23.25% (2012 24.50%, 2011 26.50%):
Current period		62	21	28
Benefit of tax reliefs on which no deferred tax previously recognised	a	(49)	–	–
Adjustments in respect of prior periods	b	–	(34)	(25)
		13	(13)	3
Foreign tax:	c
Current period		184	170	98
Benefit of tax reliefs on which no deferred tax previously recognised		(42)	(31)	(16)
Adjustments in respect of prior periods	b	(17)	(27)	(65)
		125	112	17
Total current tax		138	99	20
Deferred tax:
Origination and reversal of temporary differences		122	7	81
Changes in tax rates		(1)	(2)	(2)
Adjustments to estimated recoverable deferred tax assets		(39)	(105)	(12)
Adjustments in respect of prior periods		6	10	(9)
Total deferred tax		88	(90)	58
Total income tax charge for the year		226	9	78

Further analysed as tax relating to:
Profit before exceptional items		175	151	117
Exceptional items (note 5):
Exceptional operating items		6	(1)	4
Exceptional tax	d	45	(141)	(43)
		226	9	78

[1]	Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111).
[2]	See note on ‘Comparatives for 2011’ on page 111.

All items above relate to continuing operations.

a	Includes $45m in respect of the utilisation of unrecognised capital losses against the gain on disposal of the InterContinental London Park Lane hotel.
b	In 2012, included $37m (2011 $39m) of exceptional credits included at note d below together with other releases relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.
c	Represents corporate income taxes on profit taxable in foreign jurisdictions, a significant proportion of which relates to the Group’s US subsidiaries.
d	In 2013, comprises a deferred tax charge of $63m consequent on the disposal of the InterContinental London Park Lane hotel (see note 27), together with charges and credits of $38m and $19m respectively from associated restructurings (including intra-group dividends) and refinancings, offset by the recognition of $37m of previously unrecognised tax credits. In 2012, represented the recognition of $104m of deferred tax assets, principally relating to pre-existing overseas tax losses, whose value had become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37m of provisions. In 2011, related to a $30m revision of the estimated tax impacts of an internal reorganisation completed in 2010 together with the release of $13m of provisions.

Notes to the Group Financial Statements 125

Notes to the Group Financial Statements continued

7. Tax continued

	Total[2]			Before exceptional items[4]
	2013%	2012 (restated1) %	2011[3] (restated1) %	2013%	2012 (restated1) %	2011 (restated1) %
Reconciliation of tax charge, including gain on disposal of assets
UK corporation tax at standard rate	23.3	24.5	26.5	23.3	24.5	26.5
Non-deductible expenditure and non-taxable income	16.6	2.0	1.9	1.9	1.0	2.7
Non-recoverable withholding taxes	1.2	2.0	4.5	1.2	2.0	5.1
Net effect of different rates of tax in overseas businesses	11.6	7.7	4.5	11.9	7.8	4.9
Effect of changes in tax rates	(0.1)	(0.3)	(0.5)	(0.1)	(0.1)	(0.4)
Benefit of tax reliefs on which no deferred tax previously recognised	(15.0)	(5.6)	(2.9)	(1.1)	(5.6)	(3.3)
Effect of adjustments to estimated recoverable deferred tax assets	(6.4)	(19.4)	(2.2)	(4.9)	(0.2)	(0.3)
Adjustment to tax charge in respect of prior periods	(2.2)	(9.8)	(18.4)	(2.1)	(2.5)	(12.4)
Deferred tax provision on unremitted earnings	10.5	–	–	–	–	–
Other	(1.8)	0.4	0.8	(0.6)	0.5	1.2
	37.7	1.5	14.2	29.5	27.4	24.0

Tax paid

Total net tax paid during the year of $97m (2012 $122m, 2011 $90m) comprises $92m (2012 $119m, 2011 $89m) paid in respect of operating activities and $5m (2012 $3m, 2011 $1m) paid in respect of investing activities.

Tax paid represents an effective rate of 16% (20121 22%, 20111 16%) on total profits and is lower than the effective income statement tax rate of 29% (2012 27%, 2011 24%) primarily due to the impact of deferred taxes (including the realisation of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

Corporation tax liabilities did not arise in 2013 in the UK and are not expected to arise for a number of years thereafter due to expenses and associated tax losses attributable principally to employment matters, in particular additional shortfall contributions made to the UK pension plan in the years 2007 to 2013.

Tax risks, policies and governance

Information concerning the Group’s tax governance can be found in the Taxation section of the Strategic Report on page 51.

[1]	Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111).
[2]	Calculated in relation to total profits including exceptional items.
[3]	See note on ‘Comparatives for 2011’ on page 111.
[4]	Calculated in relation to profits excluding exceptional items.

8. Dividends and shareholder returns

	2013 cents per share	2012 cents per share	2011 cents per share	2013 $m	2012 $m	2011 $m
Paid during the year:
Final (declared for previous year)	43.0	39.0	35.2	115	113	102
Interim	23.0	21.0	16.0	63	61	46
Special (note 29)	133.0	172.0	–	355	505	–
	199.0	232.0	51.2	533	679	148

Proposed (not recognised as a liability at 31 December):
Final	47.0	43.0	39.0	121	115	113

The final dividend of 28.1p (47.0¢ converted at the closing exchange rate on 14 February 2014) is proposed for approval at the Annual General Meeting (AGM) on 2 May 2014 and is payable on the shares in issue at 21 March 2014.

Under the $500m share repurchase programme announced 7 August 2012, 9,773,912 shares were repurchased in the year to 31 December 2013 for a consideration of $283m, increasing the total amount repurchased to $390m. All of the shares repurchased in 2013 were held as treasury shares at 31 December 2013, the cost of which has been deducted from retained earnings. There were no treasury shares held at 31 December 2012 or earlier.

126 IHG Annual Report and Form 20-F 2013

9. Earnings per ordinary share

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

Continuing and total operations	2013	2012 (restated1)	2011[2] (restated1)
Basic earnings per ordinary share
Profit available for equity holders ($m)	372	537	465
Basic weighted average number of ordinary shares (millions)	264	287	289
Basic earnings per ordinary share (cents)	140.9	187.1	160.9
Diluted earnings per ordinary share
Profit available for equity holders ($m)	372	537	465
Diluted weighted average number of ordinary shares (millions)	267	292	296
Diluted earnings per ordinary share (cents)	139.3	183.9	157.1
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	372	537	465
Adjusting items (note 5):
Exceptional operating items ($m)	(5)	4	(57)
Tax on exceptional operating items ($m)	6	(1)	4
Exceptional tax ($m)	45	(141)	(43)
Adjusted earnings ($m)	418	399	369
Basic weighted average number of ordinary shares (millions)	264	287	289
Adjusted earnings per ordinary share (cents)	158.3	139.0	127.7
Adjusted diluted earnings per ordinary share
Adjusted earnings ($m)	418	399	369
Diluted weighted average number of ordinary shares (millions)	267	292	296
Adjusted diluted earnings per ordinary share (cents)	156.6	136.6	124.7

[1] Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111). [2] See note on ‘Comparatives for 2011’ on page 111.

	2013 millions	2012 millions	2011 millions
Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	264	287	289
Dilutive potential ordinary shares – employee share options	3	5	7
	267	292	296

Notes to the Group Financial Statements 127

Notes to the Group Financial Statements continued

10. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m
Cost
At 1 January 2012	1,237	917	2,154
Additions	8	33	41
Net transfers to non-current assets classified as held for sale	(265)	(99)	(364)
Reclassification to intangible assets	–	(25)	(25)
Disposals	–	(12)	(12)
Exchange and other adjustments	15	10	25
At 31 December 2012	995	824	1,819
Additions	96	54	150
Disposals	(2)	(8)	(10)
Exchange and other adjustments	12	1	13
At 31 December 2013	1,101	871	1,972
Depreciation and impairment
At 1 January 2012	(174)	(618)	(792)
Provided	(11)	(46)	(57)
System Fund expense	–	(3)	(3)
Net transfers to non-current assets classified as held for sale	16	42	58
Reclassification to intangible assets	–	2	2
Impairment reversals (note 5)	23	–	23
Disposals	–	11	11
Exchange and other adjustments	–	(5)	(5)
At 31 December 2012	(146)	(617)	(763)
Provided	(11)	(35)	(46)
System Fund expense	–	(4)	(4)
Disposals	2	8	10
Exchange and other adjustments	(1)	1	–
At 31 December 2013	(156)	(647)	(803)
Net book value
At 31 December 2013	945	224	1,169
At 31 December 2012	849	207	1,056
At 1 January 2012	1,063	299	1,362

The Group’s property, plant and equipment mainly comprises hotels, but also offices, throughout the world. In addition to the hotels included above, there was one hotel (2012 two hotels) classified as held for sale at 31 December 2013 (see note 11). Including the hotels classified as held for sale, 81% (2012 90%) of the net book value relates to the four (2012 five) largest owned and leased hotels (in terms of net book value) of a total of 12 hotels (2012 10 hotels), nine of which are open (2012 10 open). There were three hotels acquired during the year for $70m which are under conversion, not yet in use and therefore not being depreciated.

The carrying value of property, plant and equipment held under finance leases at 31 December 2013 was $187m (2012 $187m).

Including assets classified as held for sale, 55% (2012 43%) of hotel properties by net book value were directly owned, with 39% (2012 54%) held under leases having a term of 50 years or longer.

All impairment charges and reversals are included within impairment on the face of the Group income statement.

No borrowing costs were capitalised during the current or prior year.

Following the sale of the InterContinental London Park Lane hotel there are no longer charges (2012 $89m) over the Group’s property, plant and equipment.

The table below analyses the net book value of the Group’s property, plant and equipment by operating segment at 31 December 2013:

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Total $m
Land and buildings	367	290	8	259	21	945
Fixtures, fittings and equipment	33	63	12	48	68	224
	400	353	20	307	89	1,169

128 IHG Annual Report and Form 20-F 2013

11. Assets sold and held for sale

Assets sold

During the year ended 31 December 2013, the Group sold one hotel in the Europe region, the InterContinental London Park Lane.

During the year ended 31 December 2012, the Group sold an interest in a hotel in the Europe region.

During the year ended 31 December 2011, the Group sold four hotels, three in the Americas region and one in the AMEA region. The gain on disposal mainly related to the sale of the Holiday Inn Burswood in Australia. The other significant disposal was the Hotel Indigo San Diego which resulted in an impairment reversal (see note 5) in March 2011 on classification as held for sale.

	2013 $m	2012 $m	2011 $m
Consideration
Current year disposals:
Cash consideration, net of costs paid	460	4	142
Management contract value	40	–	2
	500	4	144
Net assets disposed of	(288)	(6)	(107)
Exchanges losses recycled from currency translation reserve	(46)	–	–
Gain/(loss) on disposal of assets from continuing operations	166	(2)	37

Net cash inflow
Current year disposals:
Cash consideration, net of costs paid	460	4	142
Distribution from associate on sale of hotel	17	–	–
Tax	(5)	–	(1)
Prior year disposals:
Tax	–	(3)	–
	472	1	141

Assets held for sale

One hotel, the InterContinental New York Barclay, met the held for sale criteria of IFRS 5 at 31 December 2013. Two hotels, the InterContinental New York Barclay and the InterContinental London Park Lane, and one associate investment were held for sale at 31 December 2012.

	2013 $m	2012 $m
Assets and liabilities held for sale
Non-current assets classified as held for sale:
Property, plant and equipment	228	524
Associates	–	10
	228	534
Liabilities classified as held for sale:
Deferred tax (note 27)	–	61

On 19 December 2013, the Group signed an agreement to dispose of an 80% interest in the InterContinental New York Barclay hotel for gross proceeds of $240m. The transaction is expected to complete in the first quarter of 2014.

Deferred tax in relation to the InterContinental New York Barclay hotel is no longer classified as held for sale at 31 December 2013 as no such liabilities are expected to leave the Group upon disposal of the asset as a result of the agreement signed during the year.

Notes to the Group Financial Statements 129

Notes to the Group Financial Statements continued

12. Goodwill

	2013 $m	2012 $m
Cost
At 1 January	234	233
Exchange adjustments	(13)	1
At 31 December	221	234
Impairment
At 1 January and 31 December	(141)	(141)
Net book value
At 31 December	80	93
At 1 January	93	92

Goodwill arising on business combinations that occurred before 1 January 2005 was not restated on adoption of IFRS as permitted by IFRS 1.

Impairment charges are included within impairment on the face of the Group income statement and all cumulative impairment losses relate to the Americas managed cash-generating unit (CGU) (see below).

Goodwill has been allocated to CGUs for impairment testing as follows:

	Cost		Net book value
	2013 $m	2012 $m	2013 $m	2012 $m
AMEA franchised and managed operations	80	93	80	93
Americas managed operations	141	141	–	–
	221	234	80	93

The Group tests goodwill for impairment annually, or more frequently if there are any indications that an impairment may have arisen. The recoverable amounts of the CGUs are determined from value in use calculations. These calculations use pre-tax cash flow forecasts derived from the most recent financial budgets and strategic plans approved by management covering a five-year period or, in the absence of up-to-date strategic plans, the financial budget for the next year with an extrapolation of the cash flows for the following four years, using growth rates based on management’s past experience and industry growth forecasts. After the five-year planning period, the terminal value of future cash flows is calculated based on perpetual growth rates that do not exceed the average long-term growth rates for the relevant markets. Pre-tax discount rates are used to discount the cash flows based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the CGU being tested.

Asia, Middle East and Africa (AMEA) goodwill

At 31 December 2013, the recoverable amount of the CGU has been assessed based on the approved budget for 2014 and strategic plans covering a five-year period, a perpetual growth rate of 3.5% (2012 3.5%) and a discount rate of 15.5% (2012 14.3%). In previous years, the goodwill was allocated to Asia Australasia franchised and managed operations but, due to a change in management structure, this CGU no longer exists as the business is now managed at the AMEA level.

Impairment was not required at either 31 December 2013 or 31 December 2012 and management believe that the carrying value of the CGU would only exceed its recoverable amount in the event of highly unlikely changes in the key assumptions.

Americas goodwill

Goodwill relating to the Americas managed operations was impaired in full in 2009. As goodwill impairment cannot be reversed, there is no sensitivity around any assumptions that could lead to further impairment adjustments.

130 IHG Annual Report and Form 20-F 2013

13. Intangible assets

	Software $m	Management contracts $m	Other intangibles $m	Total $m
Cost
At 1 January 2012	252	231	138	621
Additions	70	–	14	84
Reclassification from property, plant and equipment	25	–	–	25
Disposals	(21)	–	(3)	(24)
Exchange and other adjustments	(1)	4	2	5
At 31 December 2012	325	235	151	711
Additions	79	40	16	135
Disposals	(8)	–	(7)	(15)
Exchange and other adjustments	(1)	2	(1)	–
At 31 December 2013	395	277	159	831
Amortisation and impairment
At 1 January 2012	(138)	(116)	(59)	(313)
Provided	(17)	(10)	(10)	(37)
System Fund expense	(9)	–	–	(9)
Reclassification from property, plant and equipment	(2)	–	–	(2)
Disposals	2	–	3	5
Exchange and other adjustments	1	–	(2)	(1)
At 31 December 2012	(163)	(126)	(68)	(357)
Provided	(21)	(7)	(11)	(39)
System Fund expense	(12)	–	–	(12)
Disposals	8	–	7	15
Exchange and other adjustments	(1)	2	(1)	–
At 31 December 2013	(189)	(131)	(73)	(393)
Net book value
At 31 December 2013	206	146	86	438
At 31 December 2012	162	109	83	354
At 1 January 2012	114	115	79	308

Software disposals in 2012 included an exceptional write-off of $18m resulting from a re-assessment of the ongoing value of elements of the technology infrastructure.

Substantially all of software additions are internally developed.

Borrowing costs of $0.2m (2012 $0.3m) were capitalised during the year in respect of software projects.

The weighted average remaining amortisation period for management contracts is 24 years (2012 19 years).

Notes to the Group Financial Statements 131

Notes to the Group Financial Statements continued

14. Investment in associates and joint ventures

	Associates $m	Joint ventures $m	Total $m
Cost
At 1 January 2012	60	30	90
Reclassification	4	(4)	–
Additions	–	2	2
Transfer to non-current assets classified as held for sale	(10)	–	(10)
Share of profit	3	–	3
Dividends	(3)	–	(3)
Share of reserve movement	5	–	5
At 31 December 2012	59	28	87
Additions	8	2	10
Capital returns	–	(3)	(3)
Share of profit	2	–	2
Dividends	(5)	–	(5)
Exchange and other adjustments	(3)	–	(3)
At 31 December 2013	61	27	88
Impairment
At 1 January 2012, 31 December 2012 and 31 December 2013	(3)	–	(3)
Net book value
At 31 December 2013	58	27	85
At 31 December 2012	56	28	84
At 1 January 2012	57	30	87

	Associates			Joint ventures			Total
	2013 $m	2012 $m	2011 $m	2013 $m	2012 $m	2011 $m	2013 $m	2012 $m	2011 $m
Share of profit/(loss)
Operating profit/(loss) before exceptional items	2	3	2	–	–	(1)	2	3	1
Exceptional items	6	–	–	–	–	–	6	–	–
	8	3	2	–	–	(1)	8	3	1

The exceptional profit arose on the sale of a hotel owned by an associate investment that was classified as held for sale at 31 December 2012. Following completion of the sale, the Group received a $17m cash distribution from the associate, being the Group’s share of the net disposal proceeds.

	Associates			Joint ventures			Total
	2013 $m	2012 $m	2011 $m	2013 $m	2012 $m	2011 $m	2013 $m	2012 $m	2011 $m
Related party transactions
Revenue from associates and joint ventures	4	5	5	–	–	–	4	5	5
Amounts owed by associates and joint ventures	2	2	1	–	–	–	2	2	1
Loans from associates and joint ventures	–	–	(2)	–	–	–	–	–	(2)

None of the Group’s investments in associates and joint ventures are individually material.

15. Other financial assets

	2013 $m	2012 $m
Equity securities available-for-sale:
Quoted equity shares	9	18
Unquoted equity shares	127	94
	136	112
Loans and receivables:
Trade deposits and loans	20	20
Restricted funds	40	29
Bank accounts pledged as security	52	–
	112	49
Total other financial assets	248	161

132 IHG Annual Report and Form 20-F 2013

15. Other financial assets continued

	2013 $m	2012 $m
Analysed as:
Current	12	6
Non-current	236	155
	248	161

Equity securities available-for-sale are measured at fair value (see note 24) and loans and receivables are held at amortised cost.

Equity securities available-for-sale were denominated in the following currencies: US dollars $84m (2012 $59m), Hong Kong dollars $27m (2012 $24m) and other currencies $25m (2012 $29m). Unlisted equity shares are mainly investments in entities that own hotels which the Group manages. Dividend income from available for-sale equity securities of $6m (2012 $5m) is reported as other operating income and expenses in the Group income statement.

Trade deposits and loans include a deposit of $37m made in 2011 to a hotel owner in connection with the renegotiation of a management contract. The deposit is non-interest-bearing and repayable at the end of the management contract, and is therefore held at its discounted value of $12m (2012 $11m); the discount unwinds to the income statement within financial income over the period to repayment.

Restricted funds include cash held in bank accounts which is pledged as collateral to insurance companies for risks retained by the Group, cash held in the IHG Funding Trust (see note 26) and other amounts held in escrow.

The bank accounts pledged as security (£31m) are subject to a charge in favour of the members of the UK unfunded pension arrangement (see note 26).

The movement in the provision for impairment of other financial assets during the year is as follows:

	2013 $m	2012 $m
At 1 January	(26)	(25)
Reclassification	–	(1)
Amounts written off	1	–
At 31 December	(25)	(26)

The provision is used to record impairment losses unless the Group is satisfied that no recovery of the amount is possible; at that point the amount considered irrecoverable is either written off directly to the income statement or, if previously provided, against the financial asset with no impact on the income statement.

16. Inventories

	2013 $m	2012 $m
Finished goods	2	2
Consumable stores	2	2
	4	4

17. Trade and other receivables

	2013 $m	2012 $m
Trade receivables	338	344
Other receivables	20	18
Prepayments	65	60
	423	422

Trade and other receivables are designated as loans and receivables and are held at amortised cost.

Trade receivables are non-interest-bearing and are generally on payment terms of up to 30 days. The fair value of trade and other receivables approximates their carrying value.

Notes to the Group Financial Statements 133

Notes to the Group Financial Statements continued

17. Trade and other receivables continued

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is:

	2013 $m	2012 $m
Americas	193	186
Europe	78	83
Asia, Middle East and Africa	53	64
Greater China	34	29
	358	362

The ageing of trade and other receivables, excluding prepayments, at the end of the reporting period is:

	2013			2012
	Gross $m	Provision $m	Net $m	Gross $m	Provision $m	Net $m
Not past due	236	–	236	223	–	223
Past due 1 to 30 days	66	(4)	62	74	(3)	71
Past due 31 to 180 days	57	(3)	54	69	(3)	66
Past due more than 180 days	42	(36)	6	43	(41)	2
	401	(43)	358	409	(47)	362

The movement in the provision for impairment of trade and other receivables during the year is as follows:

	2013 $m	2012 $m	2011 $m
At 1 January	(47)	(46)	(58)
Provided	(18)	(18)	(15)
Amounts written back	14	10	7
Amounts written off	8	7	20
At 31 December	(43)	(47)	(46)

18. Cash and cash equivalents

	2013 $m	2012 $m
Cash at bank and in hand	63	57
Short-term deposits	71	138
	134	195

Short-term deposits are highly liquid investments with an original maturity of three months or less, in various currencies.

Cash at bank includes gross cash assets of $114m (2012 $194m) and gross overdrafts of $114m (2012 $192m) which are offset under cash pooling arrangements.

Cash and cash equivalents includes $12m (2012 $7m) that is not available for use by the Group due to local exchange controls.

19. Trade and other payables

	2013 $m	2012 $m
Current
Trade payables	97	117
Other tax and social security payable	32	35
Other payables	335	268
Accruals	284	289
	748	709

Non-current
Other payables	574	563

Trade payables are non-interest-bearing and are normally settled within an average of 45 days.

Other payables include $649m (2012 $623m) relating to the future redemption liability of the Group’s loyalty programme, of which $120m (2012 $108m) is classified as current and $529m (2012 $515m) as non-current.

134 IHG Annual Report and Form 20-F 2013

20. Provisions

	Onerous management contracts $m	Litigation $m	Total $m
At 1 January 2012	3	11	14
Utilised	(1)	(11)	(12)
At 31 December 2012	2	–	2
Provided	–	4	4
Utilised	(1)	(2)	(3)
At 31 December 2013	1	2	3

		2013 $m	2012 $m
Analysed as:
Current		3	1
Non-current		–	1
		3	2

The onerous management contracts provision relates to the unavoidable net cash outflows that are expected to be incurred under performance guarantees associated with certain management contracts. The non-current portion of the provision is expected to be utilised over the period to 2020.

Litigation during 2013 largely relates to actions brought against the Group in the Greater China region and during 2012 in the Americas region.

21. Financial risk management

Overview

The Group’s treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The treasury function does not operate as a profit centre.

The treasury function seeks to reduce the financial risks faced by the Group and manages liquidity to meet all foreseeable cash needs. Treasury activities may include money market investments, spot and forward foreign exchange instruments, currency swaps, interest rate swaps and forward rate agreements. One of the primary objectives of the Group’s treasury risk management policy is to mitigate the adverse impact of movements in interest rates and foreign exchange rates.

Market risk exposure

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net assets and interest cover. To hedge translation exposure, wherever possible, the Group matches the currency of its debt (either directly or via derivatives) to the currency of its net assets, whilst maximising the amount of US dollars borrowed to reflect the predominant trading currency.

From time to time, foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies. Most significant exposures of the Group are in currencies that are freely convertible.

A general strengthening of the US dollar (specifically a five cent fall in the sterling:US dollar rate) would increase the Group’s profit before tax by an estimated $4.1m (2012 $2.8m, 2011 $3.3m) and increase net assets by an estimated $16.0m (2012 increase of $1.8m, 2011 decrease of $10.4m). Similarly, a five cent fall in the euro:US dollar rate would reduce the Group’s profit before tax by an estimated $2.6m (2012 $2.3m, 2011 $1.9m) and decrease net assets by an estimated $14.8m (2012 $16.1m, 2011 $10.3m).

Interest rate exposure is managed, using interest rate swaps if appropriate, within set parameters depending on the term of the debt, with a minimum fixed proportion of 25% of borrowings for each major currency. Due to relatively low interest rates and the level of the Group’s debt, 100% of borrowings in major currencies were fixed rate debt at 31 December 2013.

Based on the year-end net debt position and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, neither a one percentage point rise in US dollar, euro nor sterling interest rates would have a material impact on the annual net interest charge in the current or prior two years.

Notes to the Group Financial Statements 135

Notes to the Group Financial Statements continued

21. Financial risk management continued

Liquidity risk exposure

The treasury function ensures that the Group has access to sufficient funds to allow the implementation of the strategy set by the Board. Medium and long-term borrowing requirements are met through the $1.07bn Syndicated Facility which expires in November 2016, through the £250m 6% bonds that are repayable on 9 December 2016 and through the £400m 3.875% bonds repayable on 28 November 2022. The bonds were issued under the Group’s £750m Medium Term Notes programme. Short-term borrowing requirements are met from drawings under bilateral bank facilities. The $1.07bn Syndicated Facility was undrawn at the year end.

The Syndicated Facility contains two financial covenants: interest cover and net debt divided by earnings before interest, tax, depreciation and amortisation (EBITDA). The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

At the year end, the Group had cash of $134m which is predominantly held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $12m (2012 $7m) is held in countries where repatriation is restricted as a result of foreign exchange regulations.

The Group had net liabilities of $74m at 31 December 2013 reflecting that its brands, in accordance with accounting standards, are not recorded on the balance sheet.

Credit risk exposure

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

The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In respect of credit risk arising from financial assets, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves totalling $1,071m at 31 December 2013 (2012 $1,382m). The structure is managed to maintain an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by EBITDA, with the objective of maintaining an investment grade credit rating.

Hedging

Interest rate risk

The Group hedges its interest rate risk by ensuring that interest flows are fixed on at least 25% of its borrowings in major currencies. If required, the Group uses interest rate swaps to manage the exposure although none were held at either 31 December 2013 or 31 December 2012. The Group designates interest rate swaps as cash flow hedges. At both 31 December 2013 and 31 December 2012, the Group’s interest flows were 100% fixed due to the low interest environment and profile of the Group’s debt.

Foreign currency risk

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either 31 December 2013 or 31 December 2012.

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

At 31 December 2013, the Group held currency swaps with a principal of $415m (2012 $415m) and short dated foreign exchange swaps with principals of €75m (2012 €75m) and $100m (2012 $170m) (see note 23 for further details). The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends were currency swaps with a principal of $415m (2012 $415m) and short dated foreign exchange swaps with principals of €75m (2012 €75m) and $310m (2012 $350m).

Hedge effectiveness is measured at calendar quarter ends. No ineffectiveness arose in respect of either the Group’s cash flow or net investment hedges during the current or prior year.

136 IHG Annual Report and Form 20-F 2013

21. Financial risk management continued

Liquidity risk

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments:

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2013
Non-derivative financial liabilities:
Secured bank loans	–	4	–	–	4
£250m 6% bonds 2016	25	25	438	–	488
£400m 3.875% bonds 2022	26	26	77	764	893
Finance lease obligations	16	16	48	3,300	3,380
Trade and other payables	748	162	193	289	1,392
Provisions	3	–	–	–	3
Derivative financial liabilities:
Forward foreign exchange contracts	(1)	–	–	–	(1)
Currency swaps – outflows	26	26	441	–	493
– inflows	(25)	(25)	(438)	–	(488)

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2012
Non-derivative financial liabilities:
Secured bank loans	–	–	5	–	5
£250m 6% bonds 2016	24	24	453	–	501
£400m 3.875% bonds 2022	25	25	75	772	897
Finance lease obligations	16	16	48	3,316	3,396
Trade and other payables	709	154	191	285	1,339
Provisions	1	1	–	–	2
Derivative financial liabilities:
Forward foreign exchange contracts	(2)	–	–	–	(2)
Currency swaps – outflows	26	26	467	–	519
– inflows	(24)	(24)	(453)	–	(501)

Credit risk The carrying amount of financial assets represents the maximum exposure to credit risk.

				2013 $m	2012 $m
Cash and cash equivalents				134	195
Equity securities available-for-sale				136	112
Derivative financial instruments				1	2
Loans and receivables:
Other financial assets				112	49
Trade and other receivables, excluding prepayments				358	362
				741	720

Notes to the Group Financial Statements 137

Notes to the Group Financial Statements continued

22. Loans and other borrowings

	2013			2012
	Current $m	Non-current $m	Total $m	Current $m	Non-current $m	Total $m
Secured bank loans	–	4	4	–	5	5
Finance lease obligations	16	199	215	16	196	212
£250m 6% bonds 2016	–	412	412	–	403	403
£400m 3.875% bonds 2022	–	654	654	–	638	638
Total borrowings	16	1,269	1,285	16	1,242	1,258

Denominated in the following currencies:
Sterling	–	1,066	1,066	–	1,041	1,041
US dollars	16	199	215	16	196	212
Other	–	4	4	–	5	5
	16	1,269	1,285	16	1,242	1,258

Secured bank loans

The New Zealand dollar mortgage is secured on the hotel property to which it relates. Non-current amounts include $4m (2012 $5m) repayable by instalments.

Finance lease obligations

Finance lease obligations, which relate to the 99-year lease (of which 92 years remain) on the InterContinental Boston, are payable as follows:

	2013		2012
	Minimum lease payments $m	Present value of payments $m	Minimum lease payments $m	Present value of payments $m
Less than one year	16	16	16	16
Between one and five years	64	48	64	48
More than five years	3,300	151	3,316	148
	3,380	215	3,396	212
Less: amount representing finance charges	(3,165)	–	(3,184)	–
	215	215	212	212

The Group has the option to extend the term of the lease for two additional 20-year terms. Payments under the lease step up at regular intervals over the lease term.

£250m 6% bonds 2016

The 6% fixed interest sterling bonds were issued on 9 December 2009 and are repayable in full on 9 December 2016. Interest is payable annually on 9 December in each year commencing 9 December 2010 to the maturity date. The bonds were initially priced at 99.465% of face value and are unsecured. Currency swaps were transacted at the same time the bonds were issued in order to swap the proceeds and interest flows into US dollars (see note 23 for further details).

£400m 3.875% bonds 2022

The 3.875% fixed interest sterling bonds were issued on 28 November 2012 and are repayable on 28 November 2022. Interest is payable annually on 28 November in each year commencing 28 November 2013 to the maturity date. The bonds were initially priced at 98.787% of face value and are unsecured.

138 IHG Annual Report and Form 20-F 2013

22. Loans and other borrowings continued

Facilities provided by banks

	2013			2012
	Utilised $m	Unutilised $m	Total $m	Utilised $m	Unutilised $m	Total $m
Committed	4	1,070	1,074	5	1,070	1,075
Uncommitted	–	80	80	–	96	96
	4	1,150	1,154	5	1,166	1,171

					2013 $m	2012 $m
Unutilised facilities expire:
Within one year					80	96
After two but before five years					1,070	1,070
					1,150	1,166

Utilised facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortised cost.

23. Derivative financial instruments

	2013 $m	2012 $m
Currency swaps	11	19
Forward foreign exchange contracts	(1)	(2)
	10	17

Analysed as:
Current assets	(1)	(2)
Non-current liabilities	11	19
	10	17

Derivatives are recorded at their fair values as set out in note 24.

Currency swaps

At 31 December 2013, the Group held currency swaps with a principal of $415m (2012 $415m). These swaps were transacted at the same time as the £250m 6% bonds were issued in December 2009 in order to swap the bonds’ proceeds and interest flows into US dollars. Under the terms of the swaps, $415m was borrowed and £250m deposited for seven years at a fixed exchange rate of £1 = $1.66. The fair value of the currency swap comprises two components: $2m (2012 $11m) relating to the repayment of the underlying principal and $9m (2012 $8m) relating to interest payments. The element relating to the underlying principal is disclosed as a component of net debt (see note 25). The currency swaps are designated as net investment hedges.

Forward foreign exchange contracts

At 31 December 2013, the Group held short dated foreign exchange swaps with principals of €75m (2012 €75m) and $100m (2012 $170m). The swaps are used to manage sterling surplus cash and reduce euro and US dollar borrowings whilst maintaining operational flexibility. The foreign exchange swaps have been designated as net investment hedges.

Notes to the Group Financial Statements 139

Notes to the Group Financial Statements continued

24. Fair value measurement

Fair values

The following table compares carrying amounts and fair values of the Group’s financial assets and liabilities:

		2013		2012
	Note	Carrying value $m	Fair value $m	Carrying value $m	Fair value $m
Financial assets
Cash and cash equivalents	18	134	134	195	195
Equity securities available-for-sale[1]	15	136	136	112	112
Loans and receivables:
Other financial assets	15	112	112	49	49
Trade and other financial receivables, excluding prepayments	17	358	358	362	362
Derivatives[1]	23	1	1	2	2
		741	741	720	720
Financial liabilities
£250m 6% bonds 2016	22	(412)	(461)	(403)	(456)
£400m 3.875% bonds 2022	22	(654)	(650)	(638)	(652)
Finance lease obligations	22	(215)	(233)	(212)	(268)
Other borrowings	22	(4)	(4)	(5)	(5)
Trade and other payables	19	(1,322)	(1,322)	(1,272)	(1,272)
Derivatives[1]	23	(11)	(11)	(19)	(19)
Provisions	20	(3)	(3)	(2)	(2)
		(2,621)	(2,684)	(2,551)	(2,674)

[1]	Financial assets and liabilities which are measured at fair value.

There are no other assets or liabilities measured at fair value on a recurring or non-recurring basis, or for which fair value is disclosed.

The fair value of cash and cash equivalents approximates book value due to the short maturity of the investments and deposits, and the fair value of other financial assets approximates book value based on prevailing market rates. The fair value of other borrowings approximates book value as interest rates reset to market rates on a frequent basis. The fair value of trade and other receivables, trade and other payables and current provisions approximates to their carrying value, including the future redemption liability of the Group’s loyalty programme.

Fair value hierarchy

The following table provides the fair value measurement hierarchy of the above assets and liabilities, other than those with carrying amounts which are reasonable approximations of their fair values:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	2013				2012
	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	9	–	–	9	18	–	–	18
Unquoted equity shares	–	–	127	127	–	–	94	94
Derivatives	–	1	–	1	–	2	–	2
Liabilities
£250m 6% bonds 2016	(461)	–	–	(461)	(456)	–	–	(456)
£400m 3.875% bonds 2022	(650)	–	–	(650)	(652)	–	–	(652)
Finance lease obligations	–	(233)	–	(233)	–	(268)	–	(268)
Derivatives	–	(11)	–	(11)	–	(19)	–	(19)

There were no transfers between Level 1 and Level 2 fair value measurements during the year and no transfers into and out of Level 3.

140 IHG Annual Report and Form 20-F 2013

24. Fair value measurement continued

The fair value of quoted equity shares and the bonds is based on their quoted market price.

Derivatives are fair valued using discounted future cash flows, taking into consideration exchange rates prevailing on the last day of the reporting period and interest rates from observable swap curves. As the Group’s derivatives are not cash collaterised, a valuation adjustment is made for credit risk, being counterparty risks in respect of derivative assets and own credit risks in respect of derivative liabilities. At 31 December 2013, the interest rates used to fair value the derivative liabilities ranged from 1.4% to 2.5%, depending on the currency and the term of the derivative contract.

Finance lease obligations relate to the lease of the InterContinental Boston and are fair valued by discounting the future cash flows payable under the loan, which are fixed, at a risk adjusted long term interest rate. The interest rate used to discount the cash flows at 31 December 2013 was 8.4% (2012 7.4%).

Unquoted equity shares are fair valued using the International Private Equity and Venture Capital Valuation Guidelines either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment or by reference to share of net assets if the investment is currently loss-making. The average P/E ratio for the year was 23.9 and a non-marketability factor of 30% is applied. A 10% increase in the average P/E ratio would result in a $5m increase (2012 $5m) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $5m decrease (2012 $5m) in the fair value of the investments. A 10% increase in net assets would result in a $5m increase (2012 $2m) in the fair value of the investments and a 10% decrease in net assets would result in a $5m decrease (2012 $2m) in the fair value of the investments.

The following table reconciles the movements in the fair values of investments classified as Level 3 during the year:

	2013 $m	2012 $m
At 1 January	94	97
Additions	8	–
Repaid	–	(1)
Valuation gains/(losses) recognised in other comprehensive income	25	(2)
At 31 December	127	94

25. Net debt

	2013 $m	2012 $m
Cash and cash equivalents	134	195
Loans and other borrowings – current	(16)	(16)
– non-current	(1,269)	(1,242)
Derivatives hedging debt values (note 23)	(2)	(11)
Net debt	(1,153)	(1,074)

Movement in net debt
Net (decrease)/increase in cash and cash equivalents	(58)	15
Add back cash flows in respect of other components of net debt:
Issue of long-term bonds	–	(632)
Decrease in other borrowings	1	99
Increase in net debt arising from cash flows	(57)	(518)
Non-cash movements:
Finance lease obligations	(3)	(3)
Exchange and other adjustments	(19)	(15)
Increase in net debt	(79)	(536)
Net debt at beginning of the year	(1,074)	(538)
Net debt at end of the year	(1,153)	(1,074)

Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group’s £250m 6% bonds at $415m. An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

Notes to the Group Financial Statements 141

Notes to the Group Financial Statements continued

26. Retirement benefits

UK

UK retirement and death in service benefits are provided for eligible Group employees in the UK principally by the InterContinental Hotels UK Pension Plan, which is HM Revenue & Customs registered. The defined benefit section of the plan, which provides benefits based on final salary and is funded, closed to new entrants in 2002 and closed to future accrual for current members with effect from 1 July 2013. New members, including those who have been auto-enrolled since 1 September 2013, are provided with defined contribution arrangements as are members of the defined benefit section since 1 July 2013. The assets of the plan are held in a self-administered trust fund which is governed by a Trustee Board who are responsible for the administration and investment strategy of the plan. The Trustee Board comprises a combination of independent, company nominated and member nominated trustees, and is assisted by professional advisers as and when required. As required by the Pensions Act 2004, the plan is required to meet a Statutory Funding Objective in respect of its defined benefit obligations and a formal recovery plan is required to meet a funding shortfall. The overall operation of the plan is subject to the oversight of The Pensions Regulator.

On 15 August 2013, the Trustee Board completed a buy-in transaction whereby the assets of the plan were invested in a bulk purchase annuity policy with the insurer Rothesay Life, under which the benefits payable to defined benefit members are now fully insured. The insurance policy was purchased using the existing assets of the plan and a final company contribution of £5m. It is the intention of the Trustee Board that the plan will move to a full buy-out as soon as practical, following which the insurance company will become directly responsible for pension payments. Under the most recent recovery plan, the company agreed to make additional contributions of £130m by 31 July 2014; in addition to the £5m referred to above, £55m was paid in 2012 and a further amount of £60m was paid into a funding trust (the IHG Funding Trust) during the year. £30m of the funding trust payments occurred on the sale of the InterContinental London Park Lane in May 2013, over which there was previously a charge for the same amount in favour of the pension plan. As the buy-in transaction has resulted in the defined benefit obligations being fully insured, the company has no further contributions to make and £57m has been returned to the company from the funding trust. It is expected that the remaining £3m held in the funding trust will be returned to the company on completion of the planned buy-out.

In addition to the above, additional benefits are provided to certain members of the defined benefit section of the plan who are affected by lifetime or annual allowances through an unfunded pension arrangement. The unfunded pension arrangement also held a charge over the InterContinental London Park Lane which, on sale of the hotel, was replaced with a charge over certain ring-fenced bank accounts totalling £31m (see note 15).

US and other

The Group also maintains the following US-based defined benefit plans; the funded Inter-Continental Hotels Pension Plan, unfunded Inter-Continental Hotels Non-qualified Pension Plans and unfunded Inter-Continental Hotels Corporation Postretirement Medical, Dental, Vision and Death Benefit Plan. All plans are closed to new members. In respect of the funded plan, an Investment Committee has responsibility for the oversight and management of the Plan’s assets, which are held in a separate trust. The Committee comprises senior company employees and is assisted by professional advisers as and when required. The company currently makes contributions that equal or exceed the minimum funding amounts required by the Employee Retirement Income and Security Act of 1974 (‘ERISA’). The investment objective is to achieve full funding over time by following a specified ‘glide path approach’ which results in a progressive switching from return seeking assets to liability-matching assets as the funded status of the plan increases. During the year, the funded status reached 80% which triggered a further de-risking of the investment portfolio.

The Group also operates a number of smaller pension schemes outside the UK, the most significant of which is a defined contribution scheme in the US; there is no material difference between the pension costs of, and contributions to, these schemes.

In respect of the defined benefit plans, the amounts recognised in the Group income statement, in administrative expenses, are:

	Pension plans
	UK			US and other			Post-employment benefits			Total
	2013 $m	2012 (restated1) $m	2011 (restated1) $m	2013 $m	2012 (restated1) $m	2011 (restated1) $m	2013 $m	2012 $m	2011 $m	2013 $m	2012 (restated1) $m	2011 (restated1) $m
Current service cost	2	5	6	1	1	1	–	–	–	3	6	7
Past service cost	–	–	–	1	–	–	–	–	–	1	–	–
Net interest expense	–	1	6	3	3	3	1	1	1	4	5	10
Administration costs	1	1	1	1	1	1	–	–	–	2	2	2
Operating profit before exceptional items	3	7	13	6	5	5	1	1	1	10	13	19
Exceptional items:
Settlement loss	147	–	–	–	–	–	–	–	–	147	–	–
Past service gain	–	–	(28)	–	–	–	–	–	–	–	–	(28)
	150	7	(15)	6	5	5	1	1	1	157	13	(9)

[1]	Restated for the adoption of IAS 19R ‘Employee Benefits’ (see page 111).

The settlement loss results from the buy-in transaction described above and comprises a past service cost of $5m relating to additional benefits secured by the transaction, the difference between the cost of the insurance policy and the accounting value of the liabilities secured of $137m and transaction costs of $5m. As the policy has been structured to enable the plan to move to a buy-out and the intention is to proceed on this basis, the buy-in transaction has been accounted for as a settlement with the loss arising recorded in the income statement.

The past service gain in 2011 arose in respect of the UK pension plan and from the decision to close the defined benefit section to future accrual with effect from 1 July 2013. The plan rules were formally amended to reflect this change in September 2011.

142 IHG Annual Report and Form 20-F 2013

26. Retirement benefits continued

Re-measurement gains and losses recognised in the Group statement of comprehensive income are:

	2013			2012[1]			2011[1]
	Plan assets $m	Plan obligations $m	Total $m	Plan assets $m	Plan obligations $m	Total $m	Plan assets $m	Plan obligations $m	Total $m
Return on plan assets (excluding amounts included in interest)	2	–	2	22	–	22	27	–	27
Actuarial gains and losses arising from changes in:
Demographic assumptions	–	12	12	–	(6)	(6)	–	(1)	(1)
Financial assumptions	–	(57)	(57)	–	(25)	(25)	–	(52)	(52)
Experience adjustments	–	(6)	(6)	–	17	17	–	2	2
Change in asset restriction (excluding amounts included in interest)	89	–	89	(23)	–	(23)	(8)	–	(8)
Other comprehensive income	91	(51)	40	(1)	(14)	(15)	19	(51)	(32)

[1]	Restated for the adoption of IAS 19R ‘Employee Benefits’ (see page 111).

The assets and liabilities of the schemes and the amounts recognised in the Group statement of financial position are:

	Pension plans
	UK		US and other		Post- employment benefits		Total
	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
Retirement benefit assets
Fair value of plan assets	582	695	17	17	–	–	599	712
Present value of benefit obligations	(577)	(507)	(13)	(15)	–	–	(590)	(522)
Surplus in schemes	5	188	4	2	–	–	9	190
Asset restriction	(2)	(91)	–	–	–	–	(2)	(91)
Total retirement benefit assets	3	97	4	2	–	–	7	99

Retirement benefit obligations
Fair value of plan assets	–	–	142	132	–	–	142	132
Present value of benefit obligations	(82)	(62)	(220)	(232)	(24)	(25)	(326)	(319)
Total retirement benefit obligations	(82)	(62)	(78)	(100)	(24)	(25)	(184)	(187)

Total fair value of plan assets	582	695	159	149	–	–	741	844
Total present value of benefit obligations	(659)	(569)	(233)	(247)	(24)	(25)	(916)	(841)

The ‘US and other’ surplus of $4m (2012 $2m) relates to a defined benefit pension scheme in Hong Kong. Included within the ‘US and other’ deficit is $2m (2012 $2m) relating to a defined benefit pension plan in the Netherlands.

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligations are:

	Pension plans
	UK			US			Post-employment benefits
	2013%	2012%	2011%	2013%	2012%	2011%	2013%	2012%	2011%
Wages and salaries increases	–	4.5	4.6	–	–	–	–	4.0	4.0
Pensions increases	3.6	3.0	3.1	–	–	–	–	–	–
Discount rate	4.6	4.5	4.7	4.5	3.5	4.1	4.6	3.5	4.1
Inflation rate	3.6	3.0	3.1	–	–	–	–	–	–
Healthcare cost trend rate assumed for next year:
Pre 65 (ultimate rate reached in 2021)							8.5	9.0	9.5
Post 65 (ultimate rate reached in 2023)							17.5	11.8	12.8
Ultimate rate that the cost trend rate trends to							5.2	5.0	5.0

Mortality is the most significant demographic assumption. The current assumptions for the UK plan are based on the S1NA tables with long cohort projections and a 1.25% per annum underpin to future mortality improvements with age rated down by 1.75 years for pensioners and 1.5 years for non-pensioners. In the US, the current assumptions are based on the RP2000 Generational with Scale BB 2D mortality tables.

Notes to the Group Financial Statements 143

Notes to the Group Financial Statements continued

26. Retirement benefits continued

Accordingly, assumed life expectancy at retirement age is as follows:

		Pension plans
		UK			US
		2013 Years	2012 Years	2011 Years	2013 Years	2012 Years	2011 Years
Current pensioners at 65[1]	– male	24	24	24	21	19	19
	– female	27	27	27	23	21	21
Future pensioners at 65[2]	– male	27	27	26	22	21	21
	– female	30	30	29	25	22	22

[1]	Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.
[2]	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2033.

The assumptions allow for expected increases in longevity.

Sensitivities

Changes in assumptions used for determining retirement benefit costs and obligations may have a material impact on the income statement and the statement of financial position. The key assumptions are the pension increases, discount rate, the rate of inflation and the assumed mortality rate. The sensitivity analysis below is based on extrapolating reasonable changes in these assumptions, using year-end conditions and assuming no interdependency between the assumptions.

		UK		US
		Higher/ (lower) pension cost $m	Increase/ (decrease) in liabilities $m	Higher/ (lower) pension cost $m	Increase/ (decrease) in liabilities $m
Pension increases	– 0.25% decrease	–	(2.3)	–	–
	– 0.25% increase	0.2	3.0	–	–
Discount rate	– 0.25% decrease	–	4.0	0.1	6.3
	– 0.25% increase	(0.2)	(3.6)	(0.1)	(6.6)
Inflation rate	– 0.25% increase	0.2	3.6	–	–
	– 0.25% decrease	(0.2)	(3.0)	–	–
Mortality rate	– one year increase	0.2	1.8	0.3	8.0

A one percentage point increase in assumed healthcare costs trend rate would increase the accumulated post-employment benefit obligations as at 31 December 2013 by $2.8m (2012 $2.6m, 2011 $2.9m) and a one percentage point decrease would decrease the obligations by $2.3m (2012 $2.3m, 2011 $2.7m).

	Pension plans
	UK		US and other		Post-employment benefits		Total
Movement in benefit obligation	2013 $m	2012 (restated1) $m	2013 $m	2012 (restated1) $m	2013 $m	2012 $m	2013 $m	2012 (restated1) $m
Benefit obligation at 1 January	569	525	247	233	25	30	841	788
Current service cost	2	5	1	1	–	–	3	6
Past service cost	5	–	1	–	–	–	6	–
Members’ contributions	–	1	–	–	–	–	–	1
Interest expense	26	25	7	9	1	1	34	35
Benefits paid	(22)	(14)	(13)	(12)	(1)	(1)	(36)	(27)
Re-measurement losses/(gains)	62	3	(10)	16	(1)	(5)	51	14
Exchange adjustments	17	24	–	–	–	–	17	24
Benefit obligation at 31 December	659	569	233	247	24	25	916	841

Comprising:
Funded plans	577	507	182	193	–	–	759	700
Unfunded plans	82	62	51	54	24	25	157	141
	659	569	233	247	24	25	916	841

[1]	Restated for the adoption of IAS 19R ‘Employee Benefits’ (see page 111).

144 IHG Annual Report and Form 20-F 2013

26. Retirement benefits continued

	Pension plans
	UK		US and other		Post-employment benefits		Total
Movement in plan assets	2013 $m	2012 (restated1) $m	2013 $m	2012 (restated1) $m	2013 $m	2012 $m	2013 $m	2012 (restated1) $m
Fair value of plan assets at 1 January	695	551	149	133	–	–	844	684
Company contributions	20	97	10	10	1	1	31	108
Members’ contributions	–	1	–	–	–	–	–	1
Benefits paid	(22)	(14)	(13)	(12)	(1)	(1)	(36)	(27)
Interest income	29	27	4	4	–	–	33	31
Settlement loss	(137)	–	–	–	–	–	(137)	–
Re-measurement (losses)/gains	(7)	7	9	15	–	–	2	22
Administration costs	(1)	(1)	(1)	(1)	–	–	(2)	(2)
Exchange adjustments	5	27	1	–	–	–	6	27
Fair value of plan assets at 31 December	582	695	159	149	–	–	741	844

[1]	Restated for the adoption of IAS 19R ‘Employee Benefits’ (see page 111).

Company contributions are expected to be $12m in 2014.

The plan assets are measured at fair value and comprise the following:

	UK		US and other
	2013 $m	2012 $m	2013 $m	2012 $m
Investments quoted in active markets
Investment funds:
Global equities	–	62	33	60
Corporate bonds	–	97	107	72
Property	–	17	4	6
Hedge funds	–	31	–	–
Swap funds	–	71	–	–
Cash funds	–	170	–	–
Government bonds	–	135	–	–
Unquoted investments
Qualifying insurance policy	577	–	10	9
Property	–	18	–	–
Cash and other	5	94	5	2
	582	695	159	149

In accordance with accounting standards, the fair value of a qualifying insurance policy is deemed to be the present value of the pension obligations secured by that policy.

	Pension plans
	UK		US and other		Post-employment benefits		Total
Movement in asset restriction	2013 $m	2012 (restated1) $m	2013 $m	2012 (restated1) $m	2013 $m	2012 $m	2013 $m	2012 (restated1) $m
Balance at 1 January	91	63	–	–	–	–	91	63
Interest expense	3	3	–	–	–	–	3	3
Re-measurement (losses)/gains	(89)	23	–	–	–	–	(89)	23
Exchange adjustments	(3)	2	–	–	–	–	(3)	2
Balance at 31 December	2	91	–	–	–	–	2	91

[1]	Restated for the adoption of IAS 19R ‘Employee Benefits’ (see page 111).

The asset restriction relates to tax that would be deducted at source in respect of a refund of a surplus taking into account amounts payable under funding commitments. As a result of the buy-in transaction, substantially all of the asset restriction has been released through other comprehensive income during the year.

	Pension plans
	UK		US and other		Post-employment benefits		Total
Estimated future benefit payments	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
Within one year	19	15	14	14	1	1	34	30
Between one and five years	84	65	57	57	5	5	146	127
After five years	123	93	76	74	7	7	206	174
	226	173	147	145	13	13	386	331
Average duration of obligation (years)	21.6	21.5	11.8	12.0	11.3	11.5

Notes to the Group Financial Statements 145

Notes to the Group Financial Statements continued

27. Deferred tax

	Property, plant and equipment $m	Deferred gains on loan notes $m	Losses $m	Employee benefits $m	Intangible assets $m	Undistributed earnings of subsidiaries $m	Other short-term temporary differences[2] $m	Total $m
At 1 January 2012	221	137	(133)	(59)	38	–	(153)	51
Income statement (restated1)	12	(26)	(74)	5	(6)	–	(1)	(90)
Statement of comprehensive income (restated1)	–	–	–	(5)	–	–	1	(4)
Statement of changes in equity	–	–	–	(4)	–	–	(1)	(5)
Exchange and other adjustments	3	3	(8)	–	1	–	(1)	(2)
At 31 December 2012	236	114	(215)	(63)	33	–	(155)	(50)
Income statement	1	(8)	20	2	2	63	8	88
Statement of comprehensive income	–	–	–	24	–	–	–	24
Statement of changes in equity	–	–	–	–	–	–	4	4
Exchange and other adjustments	3	1	9	–	(1)	3	(14)	1
At 31 December 2013	240	107	(186)	(37)	34	66	(157)	67

[1]	Restated for the adoption of IAS 19R ‘Employee Benefits’ (see page 111).
[2]	Primarily relates to provisions, accruals, amortisation and share-based payments.

	2013 $m	2012 $m
Analysed as:
Deferred tax assets	(108)	(204)
Deferred tax liabilities	175	93
Liabilities held for sale	–	61
	67	(50)

Deferred gains on loan notes includes $55m (2012 $55m) which is expected to fall due for payment in 2016.

The deferred tax asset recognised in respect of losses of $186m (2012 $215m) includes $53m (2012 $78m) in respect of capital losses available to be utilised against the realisation of capital gains which are recognised as a deferred tax liability and $133m (2012 $137m) in respect of revenue tax losses. Deferred tax assets of $17m (2012 $22m) are recognised in relation to legal entities which suffered a tax loss in the current or preceding period. These assets are recognised based upon future taxable profit forecasts for the entities concerned. A deferred tax provision was made during the year in respect of current and prior year earnings which are expected to be repatriated within the foreseeable future, consequent upon the disposal of the InterContinental London Park Lane hotel as the proceeds are not expected to be reinvested by the relevant subsidiaries.

The Group has unrecognised deferred tax assets as follows:

	2013 $m	2012 $m
Revenue losses	127	132
Capital losses	85	140
Total losses[1]	212	272
Employee benefits	16	32
Foreign tax credits	–	34
Other[2]	55	53
Total	283	391

[1]	These may be carried forward indefinitely other than $12m which expires after three years, $1m which expires after seven years, $1m which expires after eight years and $9m which expires after nine years (2012 $11m which expires after four years and $1m which expires after eight years).
[2]	Primarily relates to provisions, accruals, amortisation and share-based payments.

These assets have not been recognised as the Group does not currently anticipate being able to offset these against future profits or gains in order to realise any economic benefit in the foreseeable future. However, future benefits may arise as a result of resolving tax uncertainties, or as a consequence of case law and legislative developments which make the value of the assets more certain.

The Group has provided deferred tax in relation to temporary differences associated with post-acquisition undistributed earnings of subsidiaries only to the extent that it is either probable that it will reverse in the foreseeable future or where the Group cannot control the timing of the reversal. The remaining unprovided liability that would arise on the reversal of these temporary differences is not expected to exceed $10m (2012 $20m).

146 IHG Annual Report and Form 20-F 2013

28. Share-based payments

Annual Performance Plan

The IHG Annual Performance Plan (APP), formerly the Annual Bonus Plan (ABP) enables eligible employees (including Executive Directors) to receive all or part of their bonus in the form of deferred shares. The deferred shares are released on the third anniversary of the award date. Under the terms of the current plan, a fixed percentage of the bonus is awarded in the form of shares with no voluntary deferral and no matching shares. The awards in all of the plans are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. Participation in the APP is at the discretion of the Remuneration Committee. The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related bonus by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the plan during the year and conditional rights over 318,911 (2012 340,924, 2011 528,213) shares were awarded to participants.

Long Term Incentive Plan

The Long Term Incentive Plan (LTIP) allows Executive Directors and eligible employees to receive share awards, subject to the achievement of performance conditions, set by the Remuneration Committee, which are normally measured over a three-year period. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 2,227,293 (2012 2,698,714, 2011 3,257,364) shares were awarded to employees under the plan. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards.

Executive Share Option Plan

For options granted, the option price is not less than the market value of an ordinary share, or the nominal value if higher. The market value is the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A performance condition has to be met before options can be exercised. The performance condition is set by the Remuneration Committee. The plan was not operated during 2013 and no options were granted in the year under the plan. The latest date that any options may be exercised is 4 April 2015.

Sharesave Plan

The Sharesave Plan is a savings plan whereby employees contract to save a fixed amount each month with a savings institution for three or five years. At the end of the savings term, employees are given the option to purchase shares at a price set before savings began. The Sharesave Plan, when operational, is available to all UK employees (including Executive Directors) employed by participating Group companies provided that they have been employed for at least one year. The plan provides for the grant of options to subscribe for ordinary shares at the higher of nominal value and not less than 80% of the middle market quotations of the ordinary shares on the three dealing days immediately preceding the invitation date. The plan was not operated during 2013 and no options were granted in the year under the plan.

US Employee Stock Purchase Plan

The US Employee Stock Purchase Plan will allow eligible employees resident in the US an opportunity to acquire Company American Depositary Shares (ADSs) on advantageous terms. The option to purchase ADSs may be offered only to employees of designated subsidiary companies. The option price may not be less than the lesser of either 85% of the fair market value of an ADS on the date of grant or 85% of the fair market value of an ADS on the date of exercise. Options granted under the plan must generally be exercised within 27 months from the date of grant. The plan was not operated during 2013 and at 31 December 2013 no options had been granted under the plan.

Former Six Continents Share Schemes

Under the terms of the separation of Six Continents PLC in 2003, holders of options under the Six Continents Executive Share Option Schemes were given the opportunity to exchange their Six Continents PLC options for equivalent value new options over IHG shares. As a result of this exchange, 23,195,482 shares were put under option at prices ranging from 308.5p to 593.3p. The exchanged options were immediately exercisable and are not subject to performance conditions. During 2012, 352,115 such options were exercised and 106,699 lapsed, leaving no such options outstanding at 31 December 2012.

Notes to the Group Financial Statements 147

Notes to the Group Financial Statements continued

28. Share-based payments continued

The Group recognised a cost of $22m (2012 $22m, 2011 $25m) in operating profit and $nil (2012 $1m, 2011 $nil) within exceptional administrative expenses related to equity-settled share-based payment transactions during the year, net of amounts borne by the System Fund.

The aggregate consideration in respect of ordinary shares issued under option schemes during the year was $5m (2012 $10m, 2011 $8m).

The following table sets forth awards and options granted during 2013. No awards were granted under the Executive Share Option Plan, Sharesave Plan or US Employee Stock Purchase Plan during the year.

	APP	LTIP
Number of shares awarded in 2013	318,911	2,227,293
The Group uses separate option pricing models and assumptions depending on the plan. The following tables set out information about awards granted in 2013, 2012 and 2011:

	APP	LTIP
2013
Valuation model	Binomial	Monte Carlo Simulation and Binomial

Weighted average share price	1,928.0p	1,913.0p
Expected dividend yield	2.63%	2.59%
Risk-free interest rate		0.27%
Volatility[1]		28%
Term (years)	3.0	3.0

	ABP	LTIP
2012
Valuation model	Binomial	Monte Carlo Simulation and Binomial

Weighted average share price	1,440.0p	1,440.0p
Expected dividend yield	2.95%	2.99%
Risk-free interest rate		0.59%
Volatility[1]		31%
Term (years)	3.0	3.0

	ABP	LTIP
2011
Valuation model	Binomial	Monte Carlo Simulation and Binomial

Weighted average share price	1,415.0p	1,281.0p
Expected dividend yield	2.14%	2.78%
Risk-free interest rate		1.88%
Volatility[1]		39%
Term (years)	3.0	3.0

[1]	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

148 IHG Annual Report and Form 20-F 2013

28. Share-based payments continued

Movements in the awards and options outstanding under the schemes are as follows:

	APP Number of shares thousands		LTIP Number of shares thousands
Outstanding at 1 January 2011	1,274		11,342
Granted	528		3,257
Vested	(702)		(3,454)
Lapsed or cancelled	(150)		(2,115)
Outstanding at 31 December 2011	950		9,030
Granted	341		2,699
Vested	(643)		(2,621)
Share capital consolidation	(18)		–
Lapsed or cancelled	(8)		(1,948)
Outstanding at 31 December 2012	622		7,160
Granted	319		2,227
Vested	(72)		(2,206)
Lapsed or cancelled	(29)		(406)
Outstanding at 31 December 2013	840		6,775

Fair value of awards granted during the year
2013	2,873.4¢		1,127.9¢
2012	2,199.8¢		792.5¢
2011	2,141.1¢		819.7¢

Weighted average remaining contract life (years)
At 31 December 2013	1.1		1.1
At 31 December 2012	1.6		1.2
At 31 December 2011	0.9		1.0
The above awards do not vest until the performance and service conditions have been met.

	Number of shares thousands	Range of option prices pence	Weighted average option price pence
Executive Share Option Plan
Outstanding at 1 January 2011	3,291	308.5-619.8	489.3
Exercised	(1,075)	308.5-619.8	476.5
Lapsed or cancelled	(46)	422.8	422.8
Outstanding at 31 December 2011	2,170	308.5-619.8	497.0
Exercised	(1,365)	308.5-619.8	492.8
Lapsed or cancelled	(107)	434.2	434.2
Outstanding at 31 December 2012	698	438.0-619.8	514.8
Exercised	(638)	438.0-619.8	512.3
Outstanding at 31 December 2013	60	494.2-619.8	541.3

Options exercisable
At 31 December 2013	60	494.2–619.8	541.3
At 31 December 2012	698	438.0–619.8	514.8
At 31 December 2011	2,170	308.5–619.8	497.0

Included within the options outstanding under the Executive Share Option Plan are options over nil (2012 nil, 2011 458,814) shares that have not been recognised in accordance with IFRS 2 as the options were granted on or before 7 November 2002. These options, relating to former Six Continents share schemes, have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

The weighted average share price at the date of exercise for share options vested during the year was 1,934.9p. The closing share price on 31 December 2013 was 2,013.0p and the range during the year was 1,737.0p to 2,039.0p per share.

Notes to the Group Financial Statements 149

Notes to the Group Financial Statements continued

28. Share-based payments continued

Summarised information about options outstanding at 31 December 2013 under the share option schemes is as follows:

		Options outstanding and exercisable
Range of exercise prices (pence)		Number outstanding thousands	Weighted average remaining contract life years	Weighted average option price pence
Executive Share Option Plan
494.2		37	0.3	494.2
619.8		23	1.3	619.8
		60	0.6	541.3

29. Equity

Equity share capital	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m
Allotted, called up and fully paid
At 1 January 2011 (ordinary shares of 13 29/47p each)	289	61	94	155
Issued on exercise of share options	1	–	8	8
Exchange adjustments	–	–	(1)	(1)
At 31 December 2011 (ordinary shares of 13 29/47p each)	290	61	101	162
Share capital consolidation	(19)	–	–	–
Issued on exercise of share options	1	1	9	10
Repurchased and cancelled under repurchase programme	(4)	(1)	–	(1)
Exchange adjustments	–	2	6	8
At 31 December 2012 (ordinary shares of 14 194/329p each)	268	63	116	179
Issued on exercise of share options	1	–	5	5
Exchange adjustments	–	2	3	5
At 31 December 2013 (ordinary shares of 14 194/329p each)	269	65	124	189

The Company was incorporated and registered in England and Wales with registered number 5134420 on 21 May 2004 as a limited company under the Companies Act 1985 with the name Hackremco (No. 2154) Limited. On 24 March 2005 Hackremco (No. 2154) Limited changed its name to New InterContinental Hotels Group Limited. On 27 April 2005 New InterContinental Hotels Group Limited re-registered as a public limited company and changed its name to New InterContinental Hotels Group PLC. On 27 June 2005 New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC.

On 7 August 2012, the Company announced a $1bn return of funds to shareholders comprising a $500m special dividend with share consolidation and a $500m share repurchase programme. The share consolidation was approved on 8 October 2012 at a General Meeting (GM) of the Company and became effective on 9 October 2012 on the basis of 14 new ordinary shares of 14 194/329p each for every 15 existing ordinary shares of 13 29/47p each. The special dividend of 172.0¢ per share was paid to shareholders on 22 October 2012 at a total cost of $505m. Under the authority granted by shareholders at the GM held on 8 October 2012, the share repurchase programme commenced in November 2012 resulting in the repurchase of 4,143,960 shares in the period to 31 December 2012 for a total consideration of $107m. Under the same programme, a further 9,773,912 shares were purchased in the year to 31 December 2013 for a total consideration of $283m. Shares repurchased in the year to 31 December 2013 are held as treasury shares whereas those shares repurchased in the year to 31 December 2012 were cancelled. No shares were repurchased in 2011.

The authority given to the Company at the Annual General Meeting (AGM) held on 24 May 2013 to purchase its own shares was still valid at 31 December 2013. A resolution to renew the authority will be put to shareholders at the AGM on 2 May 2014.

On 6 August 2013, the Company announced a special dividend of 133.0¢ per share amounting to $355m which was paid to shareholders on 4 October 2013.

The balance classified as equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company’s equity share capital, comprising 14 194/329p shares. The share premium reserve represents the amount of proceeds received for shares in excess of their nominal value.

The Company no longer has an authorised share capital.

150 IHG Annual Report and Form 20-F 2013

29. Equity continued

The nature and purpose of the other reserves shown in the Group statement of changes in equity on pages 106 to 108 of the Financial Statements is as follows:

Capital redemption reserve

This reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or cancelled.

Shares held by employee share trusts

Comprises $37.6m (2012 $48.0m, 2011 $26.5m) in respect of 1.2m (2012 1.8m, 2011 1.5m) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at 31 December 2013 of $39.8m (2012 $50m, 2011 $26m).

Other reserves

Comprises the merger and revaluation reserves previously recognised under UK GAAP, together with the reserve arising as a consequence of the Group’s capital reorganisation in June 2005. Following the change in presentational currency to the US dollar in 2008 (see page 111 to 112), this reserve also includes exchange differences arising on the retranslation to period-end exchange rates of equity share capital, the capital redemption reserve and shares held by employee share trusts.

Unrealised gains and losses reserve

This reserve records movements in the fair value of available-for-sale financial assets and the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to hedged transactions that have not yet occurred.

Currency translation reserve

This reserve records the movement in exchange differences arising from the translation of foreign operations and exchange differences on foreign currency borrowings and derivative instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil as permitted by IFRS 1.

The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at 31 December 2013 was a $10m net liability (2012 $17m, 2011 $36m).

Treasury shares

At 31 December 2013, 9.8m shares (2012 nil, 2011 nil) with a nominal value of $2.4m (2012 $nil, 2011 $nil) were held as treasury shares at cost and deducted from retained earnings.

Non-controlling interest

A non-controlling interest is equity in a subsidary of the Group not attributable, directly or indirectly, to the Group. Non-controlling interests are not material to the Group.

30. Operating leases

During the year ended 31 December 2013, $67m (2012 $64m, 2011 $64m) was recognised as an expense in the Group income statement in respect of operating leases, net of amounts borne directly by the System Fund. The expense includes contingent rents of $24m (2012 $19m, 2011 $18m).

Future minimum lease payments under non-cancellable operating leases are as follows:

	2013 $m	2012 $m
Due within one year	42	47
One to two years	33	34
Two to three years	29	25
Three to four years	23	22
Four to five years	23	22
More than five years	202	237
	352	387

In addition, in certain circumstances the Group is committed to making additional lease payments that are contingent on the performance of the hotels that are being leased.

The average remaining term of these leases, which generally contain renewal options, is approximately 18 years (2012 19 years). No material restrictions or guarantees exist in the Group’s lease obligations.

Total future minimum rentals expected to be received under non-cancellable sub-leases are $10m (2012 $10m).

Notes to the Group Financial Statements 151

Notes to the Group Financial Statements continued

31. Capital and other commitments

	2013 $m	2012 $m
Contracts placed for expenditure not provided for in the Group Financial Statements:
Property, plant and equipment	70	66
Intangible assets	13	15
	83	81

The Group has also committed to invest up to $61m in three investments accounted for under the equity method of which $41m had been spent at 31 December 2013.

32. Contingencies

	2013 $m	2012 $m
Contingent liabilities not provided for in the Group Financial Statements	–	1	[1]

[1]	On Form 20-F for the year ended 31 December 2012, this number was disclosed as $25m due to an arbitral award in Greater China on 21 March 2013.

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. At 31 December 2013, the amount provided in the Financial Statements was $6m (2012 $6m) and the maximum unprovided exposure under such guarantees was $48m (2012 $50m).

At 31 December 2013, the Group had outstanding letters of credit of $41m (2012 $38m, 2011 $51m) mainly relating to self insurance programmes.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. At 31 December 2013, there were guarantees of $20m in place (2012 $nil, 2011 $nil).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. In particular, the Group is currently subject to a claim by Pan American Life Insurance Company and class action law suits in the US (see ‘Legal proceedings’ on page 172). The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Financial Statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

33. Related party disclosures

	2013 $m	2012 $m	2011 $m
Total compensation of key management personnel
Short-term employment benefits	20.7	20.0	18.8
Post-employment benefits	0.8	0.8	0.8
Termination benefits	–	0.6	1.4
Equity compensation benefits	8.1	8.6	8.1
	29.6	30.0	29.1

There were no other transactions with key management personnel during the years ended 31 December 2013, 2012 or 2011.

Related party disclosures for associates and joint ventures are included in note 14.

Key management personnel comprises the Board and Executive Committee.

152 IHG Annual Report and Form 20-F 2013

34. System Fund

The Group operates a System Fund (the Fund) to collect and administer assessments and contributions from hotel owners for specific use in marketing, the IHG Rewards Club loyalty programme and the global reservation system. The Fund and loyalty programme are accounted for in accordance with the accounting policies set out on pages 115 and 116 of the Financial Statements.

The following information is relevant to the operation of the Fund:

	2013 $m	2012 $m	2011 $m
Income[1]:
Assessment fees and contributions received from hotels	1,154	1,106	1,025
Proceeds from sale of IHG Rewards Club points	153	144	128
Key elements of expenditure[1]:
Marketing	245	250	203
IHG Rewards Club	219	250	232
Payroll costs	239	221	182
Net surplus for the year[1]	35	12	19
Interest payable to the Fund	2	2	1

[1]	Not included in the Group income statement in accordance with the Group’s accounting policies.

The payroll costs above relate to 4,615 (2012 4,431, 2011 3,885) employees whose costs are borne by the Fund.

The following liabilities relating to the Fund are included in the Group statement of financial position:

	2013 $m	2012 $m	2011 $m
Cumulative short-term net surplus	86	51	39
Loyalty programme liability	649	623	578
	735	674	617

The net change in the loyalty programme liability and Fund surplus contributed an inflow of $61m (2012 $57m, 2011 $66m) to the Group’s cash flow from operations.

35. Events after the reporting period

In February 2014, the Group signed an agreement to sell the InterContinental Mark Hopkins San Francisco for $120m in cash and enter into a long term management contract on the hotel. The hotel had a net book value of $90m at 31 December 2013.

36. Principal operating subsidiary undertakings

InterContinental Hotels Group PLC was the beneficial owner of all of the equity share capital, indirectly through subsidiary undertakings, of the following companies during the year:

Six Continents Limited1

IHG Hotels Limited1

Six Continents Hotels, Inc.2

Inter-Continental Hotels Corporation2

111 East 48th Street Holdings, LLC2

InterContinental Hotels Group Resources, Inc.2

InterContinental Hong Kong Limited3

Société Nouvelle du Grand Hotel SA4

The	companies listed above include those which principally affect the amount of profit and assets of the Group.
[1]	Incorporated in Great Britain and registered in England and Wales.
[2]	Incorporated in the US.
[3]	Incorporated in Hong Kong.
[4]	Incorporated in France.

Notes to the Group Financial Statements 153

154 IHG Annual Report and Form 20-F 2013

Parent Company

Financial Statements

156	Parent company balance sheet
157	Notes to the Parent Company Financial Statements
161	Independent Auditor’s Report

Parent Company Financial Statements 155

Parent Company Financial Statements

Parent company balance sheet

31 December 2013	Note	2013 £m	2012 £m
Fixed assets
Investments	3	2,968	2,951
Current assets
Debtors	4	28	16
Creditors: amounts falling due within one year	5	(484)	(1,440)
Net current liabilities		(456)	(1,424)
Total assets less current liabilities		2,512	1,527
Creditors: amounts falling due after one year	5	(645)	(644)
Net assets		1,867	883

Capital and reserves
Called up share capital	6	39	39
Share premium account	7	75	72
Capital redemption reserve	7	7	7
Share-based payment reserve	7	201	184
Profit and loss account	7	1,545	581
Equity shareholders’ funds		1,867	883

Signed on behalf of the Board

Paul Edgecliffe-Johnson

17 February 2014

No profit and loss account is presented for InterContinental Hotels Group PLC as permitted by Section 408 of the Companies Act 2006. Profit on ordinary activities after taxation amounts to £1,487m (2012 £610m).

Notes on pages 157 to 160 form an integral part of these Financial Statements.

156 IHG Annual Report and Form 20-F 2013

Notes to the Parent Company Financial Statements

1. Accounting policies

Basis of accounting

The Financial Statements are prepared under the historical cost convention and on a going concern basis. They have been drawn up to comply with applicable accounting standards in the United Kingdom (UK GAAP). These accounts are for the Company and are not consolidated financial statements.

Fixed asset investments

Fixed asset investments are stated at cost plus deemed capital contributions arising from share-based payment transactions less any provision for impairment. The Company records an increase in its investments in subsidiaries equal to the share-based payments charge recognised by its subsidiaries with a corresponding credit to equity. Details of the Group’s share-based payments are set out in note 28 of the Group Financial Statements on pages 147 to 150.

Borrowings

Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortised cost. Finance charges, including the transaction costs and any discount or premium on issue, are charged to the profit and loss account using the effective interest rate method.

Borrowings are classified as due after more than one year when the repayment date is more than 12 months from the balance sheet date.

Financial risk management policies

Financial risk management policies are set out in note 21 of the Group Financial Statements on pages 135 and 137.

Capital risk management

The Group’s capital risk management policy is set out in note 21 of the Group Financial Statements on page 136.

Related party transactions

The Company takes advantage of the exemption under FRS 8 and does not disclose transactions with wholly owned subsidiaries.

Treasury shares

Own shares repurchased by the Company and not cancelled (treasury shares) are recognised at cost and deducted from retained earnings. If reissued, any excess of consideration over carrying amount is recognised in the share premium reserve.

Parent Company Financial Statements 157

Notes to the Parent Company Financial Statements continued

2. Directors

	2013	2012
Number of Directors	13	11

	2013 £m	2012 £m
Directors’ emoluments
Base salaries, fees, performance payments and benefits	5.5	6.1
Pension benefits under defined contribution plan	0.2	0.1

Detailed information on the emoluments, pensions, option holdings and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 74 to 97.

3. Investments

£m
At 1 January 2013	2,951
Share-based payments capital contribution	17
At 31 December 2013	2,968

The Company is the beneficial owner of all of the equity share capital of InterContinental Hotels Limited. The principal operating subsidiary undertakings of that company are listed in note 36 of the Group Financial Statements.

4. Debtors

	2013 £m	2012 £m
Amounts due from subsidiary undertakings	14	5
Corporate taxation	14	11
	28	16

5. Creditors

	2013 £m	2012 £m
Amounts falling due within one year
Amounts due to subsidiary undertakings	484	1,440

Amounts falling due after more than one year
£250m 6% bonds 2016	250	249
£400m 3.875% bonds 2022	395	395
	645	644

The 6% fixed interest sterling bonds were issued on 9 December 2009 and are repayable in full on 9 December 2016. Interest is payable annually on 9 December in each year commencing 9 December 2010 to the maturity date. The bonds were initially priced at 99.465% of face value and are unsecured. The 3.875% fixed interest sterling bonds were issued on 28 November 2012 and are repayable on 28 November 2022. Interest is payable annually on 28 November in each year commencing 28 November 2013 to the maturity date. The bonds were initially priced at 98.787% of face value and are unsecured.

158 IHG Annual Report and Form 20-F 2013

6. Share capital

	Number of shares millions	£m
Allotted, called up and fully paid
At 1 January 2013 (ordinary shares of 14 194/329p each)	268	39
Issued on exercise of share options	1	–
At 31 December 2013 (ordinary shares of 14 194/329p each)	269	39

Under the authority granted by shareholders at the General Meeting (GM) held on 8 October 2012, the share repurchase programme commenced in November 2012. 9,773,912 shares were repurchased in the year to 31 December 2013 for a total consideration of £181m.

The authority given to the Company at the Annual General Meeting (AGM) held on 24 May 2013 to purchase its own shares was still valid at 31 December 2013. A resolution to renew the authority will be put to shareholders at the AGM on 2 May 2014.

The Company no longer has an authorised share capital.

The aggregate consideration in respect of ordinary shares issued under option schemes during the year was £3m (2012 £7m).

Thousands
Options to subscribe for ordinary shares
At 1 January 2013	698
Exercised[1]	(638)
At 31 December 2013	60

Option exercise price per ordinary share (pence)	494.2-619.8
Final exercise date	4 April 2015

[1]	The weighted average option price was 512.3p for shares exercised under the Executive Share Option Plan.

7. Movements in reserves

	Share premium account £m	Capital redemption reserve £m	Share-based payments reserve £m	Profit and loss account £m
At 1 January 2013	72	7	184	581
Premium on allotment of ordinary shares	3	–	–	–
Repurchase of shares	–	–	–	(181)
Profit after tax	–	–	–	1,487
Share-based payments capital contribution	–	–	17	–
Dividends	–	–	–	(342)
At 31 December 2013	75	7	201	1,545

At 31 December 2013, 9,773,912 shares with a nominal value of £1,425,981 were held as treasury shares at cost.

Notes to the Parent Company Financial Statements 159

Notes to the Parent Company Financial Statements continued

8. Reconciliation of movements in shareholders’ funds

	2013 £m	2012 £m
Earnings available for shareholders	1,487	610
Dividends	(342)	(426)
	1,145	184
Issue of ordinary shares	3	7
Repurchase of shares	(181)	(67)
Transaction costs relating to shareholder returns	–	(1)
Share-based payments capital contribution	17	17
Net movement in shareholders’ funds	984	140
Shareholders’ funds at 1 January	883	743
Shareholders’ funds at 31 December	1,867	883

9. Profit and dividends

Profit on ordinary activities after tax amounts to £1,487m (2012 £610m).

A final dividend, declared in the previous year, of 27.7p (2012 24.7p) per share was paid during the year, amounting to £74m (2012 £72m). An interim dividend of 15.1p (2012 13.5p) per share was paid during the year, amounting to £40m (2012 £39m). A special interim dividend of 87.1p (2012 108.4p) per share was paid during the year, amounting to £228m (2012 £315m). A final dividend of 28.1p (2012 27.7p) per share, amounting to £72m (2012 £74m), is proposed for approval at the AGM. The proposed final dividend is payable on shares in issue at 21 March 2014.

The audit fee of £0.02m (2012 £0.02m) was borne by a subsidiary undertaking in both years.

160 IHG Annual Report and Form 20-F 2013

Independent Auditor’s Report to the members of InterContinental Hotels Group PLC

We have audited the Parent Company Financial Statements of InterContinental Hotels Group PLC for the year ended 31 December 2013 which comprise the parent company balance sheet and the related notes 1 to 9. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditor

As explained more fully in the Statement of Directors’ responsibilities set out on page 100, the Directors are responsible for the preparation of the Parent Company Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Parent Company Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the Financial Statements

An audit involves obtaining evidence about the amounts and disclosures in the Financial Statements sufficient to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the Financial Statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited Financial Statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on Financial Statements

In our opinion the Parent Company Financial Statements:

•	give a true and fair view of the state of the Company’s affairs as at 31 December 2013;

•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•	have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

•	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Strategic Report and the Directors’ Report for the financial year for which the Financial Statements are prepared is consistent with the Parent Company Financial Statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the Parent Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of Directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the Group Financial Statements of InterContinental Hotels Group PLC for the year ended 31 December 2013.

Alison Duncan (Senior statutory auditor) for and on behalf of Ernst & Young LLP, Statutory Auditor London 17 February 2014

Notes:

1.	The maintenance and integrity of the InterContinental Hotels Group PLC website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Financial Statements since they were initially presented on the website.
2.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Parent Company Financial Statement 161

EVEN™ Hotels

Launched in February 2012, after more than 24 months of consumer insights research, EVEN Hotels offer a fresh perspective on travel to wellness-minded travellers, and stakes a claim for IHG in the wellness space. The first two EVEN hotels will open in 2014.

5 hotels in the pipeline

HUALUXE® Hotels & Resorts

Launched in March 2012, the brand is the world’s first international hotel brand designed specifically for the needs and preferences of Chinese guests. The hotels and resorts focus on the unique Chinese aspects of etiquette, rejuvenation in nature, status recognition, and providing spaces enabling social interactions. The first HUALUXE hotel will open in 2014.

21 hotels in the pipeline

162 IHG Annual Report and Form 20-F 2013

Additional

Information

IHG® Rewards Club

Originally launched as Priority Club® Rewards in 1983, our loyalty programme is the oldest and largest in the industry, with 77.4 million members worldwide. In July 2013, during our 10th year as a standalone hotel company, we renamed the programme to IHG® Rewards Club.

Group information
164	History and developments
164	Risk Factors
167	Executive Committee members’ shareholdings
168	Description of securities other than equity securities
169	Articles of Association
170	Working Time Regulations 1998
170	Material contracts
172	Legal proceedings
172	Exchange controls

Shareholder information
173	Taxation
175	Disclosure controls and procedures
175	Summary of significant corporate governance differences from NYSE listing standards

176	Selected five-year consolidated financial information
178	Dividend history
178	Return of funds
179	Purchases of equity securities by the Company and affiliated purchasers
179	Share price information
180	Shareholder profiles
181	Investor information
182	Financial calendar
182	Contacts
183	Exhibits
184	Form 20-F cross-reference guide
186	Glossary
188	Forward-looking statements

Additional Information 163

Group information

History and developments

The Company was incorporated and registered in England and Wales with registered number 5134420 on 21 May 2004 as a limited company under the Companies Act 1985 with the name Hackremco (No. 2154) Limited. In 2004/05, as part of a scheme of arrangement to facilitate the return of capital to shareholders, the following structural changes were made to the Group: (i) on 24 March 2005 Hackremco (No. 2154) Limited changed its name to New InterContinental Hotels Group Limited; (ii) on 27 April 2005 New InterContinental Hotels Group Limited re-registered as a public limited company and changed its name to New InterContinental Hotels Group PLC; and (iii) on 27 June 2005 New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC and became holding company of the Group.

The Group, formerly known as Bass and, more recently, Six Continents, was historically a conglomerate operating as, among other things, a brewer, soft drinks manufacturer, hotelier, leisure operator and restaurant, pub and bar owner. In the last several years, the Group has undergone a major transformation in its operations and organisation, as a result of the separation (as discussed below) and a number of significant disposals during this period, which has narrowed the scope of its business.

On 15 April 2003, following shareholder and regulatory approval, Six Continents PLC (as it then was) separated into two new listed groups, InterContinental Hotels Group PLC (as it then was) comprising the hotels and soft drinks businesses and Mitchells & Butlers plc comprising a retail and standard commercial property developments business.

The Group disposed of its interests in the soft drinks business by way of an initial public offering of Britvic (Britannia Soft Drinks Limited for the period up to 18 November 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on 21 November 2005), which became the holding company of the Britvic Group on 18 November 2005), a manufacturer and distributor of soft drinks in the UK, in December 2005.

Following separation, the Group has undertaken an asset-disposal programme, realising, by the end of 2013, proceeds of $6 billion from the sale of 186 hotels. Of these 186 hotels, 167 remained in the IHG System through either franchise or management agreements. The asset-disposal programme has significantly reduced the capital requirements of the Group whilst largely retaining the hotels in the IHG System.

A small number of hotels have been sold since the end of 2012, the most significant of which are set out below.

Recent acquisitions and divestitures

•	The Group agreed to dispose of the InterContinental Mark Hopkins San Francisco for $120 million in cash in February 2014;

•	the Group announced its agreement to dispose of 80 per cent of its interest in the InterContinental New York Barclay for $240 million on 19 December 2013. The Group will continue to hold the remaining 20 per cent interest by way of a joint venture;

•	the Group disposed of the InterContinental London Park Lane on 1 May 2013 for £301.5 million ($469 million);

•	the Group also divested a number of investments for total proceeds of $41 million in 2013; and

•	the Group acquired three existing hotels, which are being converted to EVEN Hotels.

Capital expenditure

•	Capital expenditure in 2013 totalled $269 million compared with $133 million in 2012 and $194 million in 2011;

•	at 31 December 2013 capital committed, being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Group Financial Statements, totalled $83 million; and

•	the Group has also committed to invest up to $61 million in three joint venture arrangements, of which $41 million had been spent at 31 December 2013.

Risk Factors

The Group is subject to a variety of inherent risks which may have an adverse impact on the business operations, financial condition, turnover, profits, brands and reputation. The following section describes the main risks that could materially affect the Group’s business. The risks below are not the only ones that the Group faces. Some risks are not yet known to the Company and some that the Company does not currently believe to be material could later turn out to be material.

The risk factors below are listed in accordance with the strategic, tactical and operational risks to ensure we’ve thought holistically about the possible risks that could impact the Group. These should be considered in connection with any financial and forward-looking information in this Annual Report and Form 20-F and the cautionary statements regarding forward-looking statements contained on page 188.

Strategic risks

The Group is exposed to the risks of political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation and availability of credit and currency fluctuations that could lower revenues and reduce income. The current outlook for 2014 may worsen due to escalating impacts of the US national debt, slowing pace of growth and political stability in China, uncertainty in some eurozone countries and unrest in the Middle East. The interconnected nature of economies suggests any of these or other events could trigger a recession which reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. This may result in deterioration of results of operations and potentially reduce the value of properties in affected economies. The owners or potential owners of hotels franchised or managed by the Group face similar risks which could adversely impact their solvency and the Group’s ability to retain and secure franchise or management agreements. Specifically, the Group is most exposed to the US market and, accordingly, is particularly susceptible to adverse changes in the US economy as well as the US dollar. In addition to trading conditions, the economic outlook also affects the availability of capital to current and potential owners, which could impact existing operations and health of the pipeline.

164 IHG Annual Report and Form 20-F 2013

The Group is exposed to the risk of events that adversely impact domestic or international travel

The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics, travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters, resulting in reduced worldwide travel or other local factors impacting individual hotels. A decrease in the demand for hotel rooms as a result of such events may have an adverse impact on the Group’s operations and financial results. In addition, inadequate preparation, contingency planning or recovery capability in relation to a major incident or crisis may impact life safety, prevent operational continuity and consequently impact the value of our brands and/or the reputation of the Group.

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

The Group is subject to a competitive and changing industry

The Group operates in a competitive industry and must compete effectively against traditional competitors such as other global hotel chains, local hotel companies and independent hotels to win the loyalty of guests, employees and owners. The competitive landscape also includes other types of businesses, such as web-based booking channels (which include online travel agents and intermediaries), and alternative sources of accommodation such as private property. Failure to compete effectively in traditional and emerging areas of the business could impact the Group’s market share, system size, profitability and relationships with owners and guests.

The Group is dependent upon a wide range of external stakeholders and business partners

The Group is dependent upon the performance, behaviours and reputation of a wide range of business partners and external stakeholders including, but not limited to, owners, contractors, lenders, suppliers, vendors, joint venture partners, agents, third-party intermediaries and other business partners. Further, the number and complexity of interdependencies with stakeholders is evolving. Breakdown in relationships, poor vendor performance, insolvency, stakeholder behaviours or adverse reputations could impact on the Group’s performance and competitiveness, delivery of projects, guest experiences or the reputation of the Group or its brands.

Tactical risks

The Group is exposed to a variety of risks related to identifying, securing and retaining franchise and management agreements

The Group’s growth strategy depends on its success in identifying, securing and retaining franchise and management agreements. This is an inherent risk for the hotel industry and franchise business model. Competition with other hotel companies may generally reduce the number of suitable franchise, management and investment opportunities offered to the Group and increase the bargaining position of property owners seeking to become a franchisee or engage a manager. The terms of new franchise or management agreements may not be as favourable as current arrangements; the Group may not be able to renew existing arrangements on similarly favourable terms or at all.

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the IHG System or to secure management contracts. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance may all restrict the supply of suitable hotel development opportunities under franchise or management agreements. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group including, for example, the unwillingness of franchisees to support brand improvement initiatives. This could result in franchisees prematurely terminating contracts which would adversely impact the overall IHG System size and the Group’s financial performance.

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

Operational risks

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights

Any event that materially damages the reputation of one or more of the Group’s existing or new brands and/or fails to sustain the appeal of the Group’s existing or new brands to its customers and owners may have an adverse impact on the value of that brand and subsequent revenues from that brand or business. In particular, where the Group is unable to enforce adherence to its safety or operating and quality standards, or the significant regulations applicable to hotel operations, pursuant to its franchise and management contracts, there may be further adverse impact upon brand reputation or customer perception and therefore the value of the Group’s brands.

Additional Information 165

Group information continued

In addition, the value of the Group’s brands is influenced by a number of other factors, some of which may be outside the Group’s control, including commoditisation (whereby price and/or quality becomes relatively more important than brand identifications due, in part, to the increased prevalence of travel comparison websites and online travel agents), consumer preference and perception, or other factors affecting consumers’ willingness to purchase goods and services provided by the Group. The Group companies own a substantial number of service brands upon which it is dependent and the Group believes that its significant trademarks are protected in all material respects in the markets in which its brands currently operate.

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

The Group is reliant upon its proprietary reservations system and is exposed to the risk of failures in the system and increased competition in reservations infrastructure

The value of the Group’s brands is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservations system, a central repository of the Group’s hotel room inventories linked electronically to multiple sales channels including the Company’s own websites, call centres and hotels, third-party intermediaries and travel agents.

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

The Group is exposed to the risks related to information security and data privacy

The Group is increasingly dependent upon the availability, integrity and confidentiality of information including, but not limited to, guest and employee credit card, financial and personal data; and business performance, financial reporting and commercial development. The information is sometimes held in different formats such as digital, paper, voice recordings and video and could be stored in many places, including facilities managed by third-party service providers.

The threats towards the Group’s information are dynamic, and include cyber attacks, fraudulent use, loss or misuse by employees and breaches of our vendors’ security arrangements amongst others. The legal and regulatory environment around data privacy and requirements set out by the payment card industry surrounding information security across the many jurisdictions in which the Group operates are constantly evolving. If the Group fails to appropriately protect information and ensure relevant controls are in place to enable the appropriate use and release of information through the appropriate channels in a timely and accurate manner, IHG System performance, guest experience and the reputation of the Group may be adversely affected. This can lead to revenue losses, fines, penalties and other additional costs, including legal fees.

The Group is exposed to a variety of risks associated with safety, security and crisis management

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include but are not limited to exceptional events such as extreme weather, civil or political unrest, violence and terrorism, serious and organised crime, fraud, employee dishonesty, cyber crime, fire and day-to-day accidents, incidents and petty crime which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation and impact reputation. Serious incidents or a combination of events could escalate into a crisis which, if managed poorly, could further expose the Group and its brands to significant reputational damage.

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

Some of the markets in which the Group operates are experiencing economic growth, and the Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees. Some emerging markets may not have the required local expertise to operate a hotel and may not be able to attract the right talent. Failure to attract and retain employees may threaten the success of the Group’s operations in these markets. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

The Group is required to comply with existing and changing regulations across numerous countries, territories and jurisdictions

Governmental regulations affect countless aspects of the Group’s business ranging from corporate governance, health and safety, the environment, bribery and corruption, employment law and diversity, disability access, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the Group’s strategy, including the markets the Group operates in, brand protection, and use or transmittal of customer data. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of licence to operate or reputational damage.

166 IHG Annual Report and Form 20-F 2013

The Group is exposed to the risk of litigation

Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation from many parties, including but not limited to: guests, customers, joint-venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of the hotels it manages. Claims filed in the US may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group’s results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands.

The Group is exposed to risks related to corporate responsibility

The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of stakeholder groups such as the communities in which the Group operates. The social and environmental impacts of business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to demonstrate sufficiently responsible practices, ethical behaviour, or fails to comply with relevant regulatory requirements.

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

The Group may face difficulties insuring its business

Historically, the Group has maintained insurance at levels determined to be appropriate in light of the cost of cover and the risk profile of the business. However, forces beyond the Group’s control, including market forces, may limit the scope of coverage the Group can obtain and the Group’s ability to obtain coverage at reasonable rates. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters, may be uninsurable or simply too expensive to insure. Inadequate or insufficient insurance could expose the Group to large claims or could result in the loss of capital invested in properties, as well as the anticipated future revenue from properties, and could leave the Group responsible for guarantees, debt or other financial obligations related to such properties.

Executive Committee members’ shareholdings

Shares held by Executive Committee members (excluding the Executive Directors) as at 31 December 2013

Executive Committee Member	Number of shares held outright		APP deferred share awards		LTIP share awards (unvested)		Total number of shares held
	2013	2012	2013	2012	2013	2012	2013	2012
Keith Barr	24,399	24,399	27,695	18,001	111,079	116,600	163,173	159,000
Angela Brav	19,286	27,135	22,501	14,200	99,650	104,254	141,437	145,589
Kenneth Macpherson	1,797	n/a	8,421	n/a	41,654	n/a	51,872	n/a
Eric Pearson	65,293	101,914	22,356	11,548	103,553	107,738	191,202	221,200
Jan Smits	106,350	106,350	28,738	19,581	116,234	117,826	251,322	243,757
George Turner	3,277	3,277	35,893	26,653	106,100	121,057	145,270	150,987

Details of the shares held by the Executive Directors can be found on page 94.

For further details on the APP deferred share award and for the LTIP share award see pages 78, 79 and 82.

Additional Information 167

Group information continued

Description of securities other than equity securities

Fees and charges payable to a depositary

Category (as defined by SEC)	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:

•   share distributions, stock split, rights, merger; and

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

$0.02 per ADS (or portion thereof)[1] not more than once each calendar year and payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions.

(g) Expenses of the depositary

Expenses incurred on behalf of ADR holders in connection with:

•   compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;

•   the ADR Depositary’s or its custodian’s compliance with applicable law, rule or regulation;

•   stock transfer or other taxes and other governmental charges;

•   cable, telex, facsimile transmission/delivery;

•   transfer or registration fees in connection with the deposit and withdrawal of Deposited Securities;

•   expenses of the ADR Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency); and

•   any other charge payable by the ADR Depositary or its agents.

Expenses payable at the sole discretion of the Depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions are $20 per transaction.

[1]	These fees are not currently being charged by the ADR Depositary.

Fees and charges payable by a depositary

Direct payments

JPMorgan Chase Bank N.A. (JPMorgan or the ADR Depositary) is the depositary for IHG’s ADS programme. The ADR Depositary’s principal executive office is at: 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401, United States of America. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR Programme and incurred by the Company in connection with the ADR Programme. During the year ended 31 December 2013, the Company received $486,293.28 from the ADR Depositary in respect of legal, accounting and other fees incurred in connection with preparation of the Annual Report and Financial Statements and Annual Report on Form 20-F, ongoing SEC compliance and listing requirements, investor relations programmes and advertising and public relations expenditure.

Indirect payments

As part of its service to the Company, the ADR Depositary has agreed to waive fees for the standard costs associated with the administration of the ADR Programme, associated operating expenses and investor relations advice. In the year ended 31 December 2013, the ADR Depositary agreed to waive fees and expenses amounting to $20,000.

168 IHG Annual Report and Form 20-F 2013

Articles of Association

The Company’s articles of association (Articles) were adopted at the AGM held on 28 May 2010. The following summarises material rights of holders of the Company’s ordinary shares under the material provisions of the Articles and English law. This summary is qualified in its entirety by reference to the Companies Act and the Articles.

The Company’s shares may be held in certificated or uncertificated form. No holder of the Company’s shares will be required to make additional contributions of capital in respect of the Company’s shares in the future.

In the following description, a ‘shareholder’ is the person registered in the Company’s register of members as the holder of the relevant share.

Principal objects

The Company is incorporated under the name InterContinental Hotels Group PLC and is registered in England and Wales with registered number 5134420. The Articles do not restrict its objects or purposes.

Directors

Under the Articles, a Director may have an interest in certain matters (Permitted Interest) without the prior approval of the Board provided he has declared the nature and extent of such Permitted Interest at a meeting of the Directors or in the manner set out in Section 184 or Section 185 of the Companies Act.

Any matter which does not comprise a Permitted Interest must be authorised by the Board in accordance with the procedure and requirements contained in the Articles, including the requirement that a Director may not vote on a resolution to authorise a matter in which he is interested, nor may he count in the quorum of the meeting at which such business is transacted.

Further, a Director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company, nor may he count in the quorum of the meeting at which such business is transacted. This is subject to certain exceptions, including in relation to proposals: (a) indemnifying him in respect of obligations incurred on behalf of the Company; (b) indemnifying a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee; (c) relating to an offer of securities in which he will be interested as an underwriter; (d) concerning another body corporate in which the Director is beneficially interested in less than one percent of the issued shares of any class of shares of such a body corporate; (e) relating to an employee benefit in which the Director will share equally with other employees; and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of Directors of the Company in respect of actions undertaken as Directors (or officers) of the Company.

The Directors have authority under the Articles to set their own remuneration (provided certain criteria is met). While an agreement to award remuneration to a Director is an arrangement with the Company that comprises a Permitted Interest (and therefore does not require authorisation by the Board in that respect), it is nevertheless a matter that would be expected to give rise to a conflict of interest between the Director concerned and the Company, and such conflict must be authorised by a resolution of the Board. The Director that is interested in such matter may neither vote on the resolution to authorise such conflict, nor count in the quorum of the meeting at which it was passed. Furthermore, as noted above, the interested Director is not permitted to vote in respect of any proposal in which he has any material interest (except in respect of the limited exceptions outlined above) nor may he count in the quorum of the meeting at which such business is transacted.

As such, a Director has no power, in the absence of an independent quorum, to vote on compensation to himself, but may vote on a resolution (and may count in the quorum of the meeting at which it was passed) to award compensation to Directors provided those arrangements do not confer a benefit on him.

The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by the Company and its subsidiaries shall not exceed an amount equal to three times the Company’s share capital and consolidated reserves, unless sanctioned by an ordinary resolution of the Company.

Under the Articles, there are no age-limit requirements relating to a person’s qualification to hold office as a Director of the Company.

Directors are not required to hold any shares of the Company by way of qualification.

Rights attaching to shares

Dividend rights and rights to share in the Company’s profits

Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act. No dividend will bear interest as against the Company.

Holders of the Company’s ordinary shares are entitled to receive such dividends as may be declared by the shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors.

The Company’s Board of Directors may declare and pay to shareholders such interim dividends as appear to them to be justified by the Company’s financial position. If authorised by an ordinary resolution of the shareholders, the Board of Directors may also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company).

Any dividend unclaimed by a member (or by a person entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law) after six years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

Voting rights

The holders of ordinary shares are entitled, in respect of their holdings of such shares, to receive notice of general meetings and to attend, speak and vote at such meetings in accordance with the Articles.

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held.

Additional Information 169

Group information continued

On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

•	the chairman of the meeting;

•	at least five shareholders present in person or by proxy and entitled to vote at the meeting;

•	any shareholder or shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting and on which there have been paid up sums in the aggregate at least equal to one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for a general meeting is three persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at general meetings of the Company by the proposing and passing of resolutions, of which there are two kinds:

•	an ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of the auditor, the increase of authorised share capital or the grant of authority to allot shares; and

•	a special resolution, which includes resolutions amending the Articles, disapplying statutory pre-emption rights, modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up or changing the Company’s name.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons present and entitled to vote at a meeting at which there is a quorum.

Special resolutions require the affirmative vote of not less than three quarters of the persons present and entitled to vote at a meeting at which there is a quorum.

AGMs must be convened upon advance written notice of 21 days. Subject to law, other meetings must be convened upon advance written notice of 14 days. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. The Board of Directors may, if they choose, make arrangements for shareholders who are unable to attend the place of the meeting to participate at other places.

The Articles specify that each Director shall retire every three years at the AGM and, unless otherwise decided by the Directors, shall be eligible for re-election. However, the Code recommends that all directors of FTSE 350 companies submit themselves for election or re-election (as appropriate) by shareholders every year. Therefore, all Directors will retire and offer themselves for election or re-election at the 2014 AGM.

Variation of rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of that class.

Rights in a winding-up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to any special rights attaching to any class of shares,

is to be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of a special resolution of the shareholders, divide among the shareholders the whole or any part of the Company’s assets in kind.

Limitations on voting and shareholding

There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares or ADSs, other than the limitations that would generally apply to all of the Company’s shareholders.

Working Time Regulations 1998

Under EU law, many employees of Group companies are now covered by the Working Time Regulations which came into force in the UK on 1 October 1998. These regulations implemented the European Working Time Directive and parts of the Young Workers Directive, and lay down rights and protections for employees in areas such as maximum working hours, minimum rest time, minimum days off and paid leave.

In the UK, there is in place a national minimum wage under the National Minimum Wage Act. At 31 December 2013, the minimum wage for individuals between 18 and under the age of 21 was £5.03 per hour and £6.31 per hour for individuals age 21 and above (in each case, excluding apprentices aged under 19 years or, otherwise, in the first year of their apprenticeships). This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

Less than five per cent of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

Material contracts

The following contracts have been entered into otherwise than in the course of ordinary business by members of the Group either: (i) in the two years immediately preceding the date of this document in the case of contracts which are or may be material; or (ii) which contain provisions under which any Group member has any obligation or entitlement which is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below.

170 IHG Annual Report and Form 20-F 2013

Disposal of 80 per cent interest in the InterContinental New York Barclay

On 19 December 2013, Constellation Barclay Holding US, LLC, which is an affiliate of Constellation Hotels Holding Limited, agreed, pursuant to a contribution agreement, to acquire an 80 per cent interest in a joint venture with IHG to own and refurbish the InterContinental New York Barclay hotel. The 80 per cent interest will be acquired for gross cash proceeds of $240 million. IHG will hold the remaining 20 per cent interest.

IHG has also secured a 30-year management contract on the hotel, commencing in 2014, with two 10-year extension rights at IHG’s discretion, giving an expected contract length of 50 years.

Constellation Barclay Holding US, LLC and IHG have agreed to invest through the joint venture in a significant refurbishment, repositioning and extension of the hotel. This is expected to commence in 2014 and will take place over a period of approximately 18 months. The transaction is expected to complete in the first quarter of 2014, subject to the satisfaction of certain standard conditions.

Under the contribution agreement, IHG gave certain customary warranties and indemnities to Constellation Barclay Holding US, LLC.

Sale of interest in the InterContinental London Park Lane

On 27 March 2013, an asset sale and purchase agreement (APA) was entered into between Hotel Inter-Continental London Limited, Six Continents Limited and Constellation Hotel (Opco) UK S.A., which is an affiliate of Constellation Hotels Holding Limited. Under the APA, Hotel Inter-Continental London Limited agreed to sell its leasehold interest in InterContinental London Park Lane to Constellation Hotel (Opco) UK S.A. The sale was completed on 1 May 2013. In connection with the sale, IHG secured a 30-year management contract on the hotel, with three 10-year extension rights at IHG’s discretion, giving an expected contract length of 60 years.

Under the APA, Hotel Inter-Continental London Limited gave certain customary warranties and indemnities to the purchaser.

IHG’s share of the sale proceeds (before transaction costs) were £301.5 million in cash, £61 million of which was used to provide security over UK pension liabilities which were previously secured against the hotel.

£750 Million Euro Medium Term Note Programme

In 2012, the Group updated its Euro Medium Term Note programme (Programme) and issued a tranche of £400 million 3.875% notes due 28 November 2022.

On 9 November 2012, an amended and restated trust deed (Trust Deed) was executed by InterContinental Hotels Group PLC as issuer (Issuer), Six Continents Limited and InterContinental Hotels Limited as guarantors (Guarantors) and HSBC Corporate Trustee Company (UK) Limited as trustee (Trustee), pursuant to which the trust deed dated 29 November 2009, as supplemented by the first supplemental trust deed dated 7 July 2011 between the same parties relating to the Programme, was amended and restated. Under the Trust Deed, the Issuer may issue notes (Notes) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £750 million (or its equivalent in other currencies). Notes are to be issued in series (each a Series) in bearer form. Each Series may comprise one or more tranches (each a Tranche) issued on different issue dates. Each Tranche of Notes will be issued on the terms and conditions set out in the updated base prospectus dated 9 November 2012 (Base Prospectus) as amended and/or supplemented by a document setting out the final terms (Final Terms) of such Tranche or in a separate prospectus specific to such Tranche.

Under the Trust Deed, each of the Issuer and the Guarantors has given certain customary covenants in favour of the Trustee.

Final Terms were issued (pursuant to the previous base prospectus dated 27 November 2009) on 9 December 2009 in respect of the issue of a Tranche of £250 million 6% Notes due 9 December 2016 (2009 Issuance).

Final Terms were issued pursuant to the Base Prospectus on 26 November 2012 in respect of the issue of a Tranche of £400 million 3.875% Notes due 28 November 2022 (2012 Issuance).

The Final Terms issued under each of the 2009 Issuance and the 2012 Issuance provide that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (Change of Control Period) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment-grade credit rated by the end of the Change of Control Period.

Further details of the Programme and the Notes are set out in the Base Prospectus, a copy of which is available (as is a copy of each of the Final Terms dated 7 December 2009 relating to the 2009 Issuance and the Final Terms dated 26 November 2012 relating to the 2012 Issuance) on the Company’s website at www.ihgplc.com. The Notes issued pursuant to the 2009 Issuance and the Notes issued pursuant to the 2012 Issuance are referred to as ‘£250 million 6% bonds’ and the ‘£400 million 3.875% bonds’ respectively in the Group Financial Statements.

On 27 November 2009, the Issuer and the Guarantors entered into an agency agreement (Agency Agreement) with HSBC Bank plc as principal paying agent and the Trustee, pursuant to which the Issuer and the Guarantors appointed paying agents and calculation agents in connection with the Programme and the Notes.

Under the Agency Agreement, each of the Issuer and the Guarantors has given a customary indemnity in favour of the paying agents and the calculation agents. There was no change to the Agency Agreement in 2011 or 2012.

On 9 November 2012, the Issuer and the Guarantors entered into a dealer agreement (Dealer Agreement) with HSBC Bank plc as arranger and Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc, Merrill Lynch International, Mitsubishi UFJ Securities International plc and The Royal Bank of Scotland plc as dealers (Dealers), pursuant to which the Dealers were appointed in connection with the Programme and the Notes.

Under the Dealer Agreement, each of the Issuer and the Guarantors has given customary warranties and indemnities in favour of the Dealers.

Syndicated Facility

On 7 November 2011, the Company signed a five-year $1.07 billion bank facility agreement with The Royal Bank of Scotland plc, NB International Finance B.V., Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc and The Bank of Tokyo-Mitsubishi UFJ, Ltd., all acting as mandated lead arrangers and Banc of America Securities Limited as facility agent (Syndicated Facility).

The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated net debt to consolidated EBITDA ratio. The margin can vary between LIBOR + 0.90% and LIBOR + 1.70% depending on the level of the ratio. The facility was undrawn at 31 December 2013.

Additional Information 171

Group information continued

Legal proceedings

Group companies have extensive operations in the UK, as well as internationally, and are involved in a number of legal claims and proceedings incidental to those operations. It is the Company’s view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. Notwithstanding the above, the Company notes the matters set out below. Litigation is inherently unpredictable and, as at 17 February 2014, the outcome of these matters cannot be reasonably determined.

A claim was filed on 9 July 2013 by Pan American Life Insurance Company against Louisiana Acquisitions Corp. and Inter-Continental Hotels Corporation (IHC). The claimant identified eight causes of action: breach of contract; breach of partnership, fiduciary duties and good faith obligations; fraud; civil conspiracy; conversion; unfair trade practices; unjust enrichment; and alter ego. As at 17 February 2014, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is probable or to estimate the amount of any loss.

On 20 August 2012, two claimants filed a class-action claim in California against several online travel companies and hotel companies, including a Group company, InterContinental Hotels Group Resources, Inc., in connection with alleged anti-competitive practices. Several similar claims were filed across the US by other claimants alleging similar complaints. All of these cases were consolidated in a multidistrict litigation proceeding in the U.S. District Court for the Northern District of Texas for the purpose of pre-trial proceedings (with the exception of cases which were voluntarily dismissed). On 1 May 2013, claimants filed a Consolidated Amended Complaint alleging federal and state antitrust and unfair trade practices associated with online hotel-room booking. On 1 July 2013, the defendants moved to dismiss the Consolidated Amended Complaint. The motion to dismiss is fully briefed and argued, and the parties are awaiting a decision. The Court has stayed all discovery in the action pending a ruling on the motion to dismiss. It is not possible to determine whether any loss is probable or to estimate the amount of any loss. The Group intends to defend against these claims vigorously. As at 17 February 2014, the outcome of these matters could not be reasonably determined.

On 10 August 2012, Shanghai Yaoda Real Estate Development Co., Ltd. (Yaoda), the owner of the InterContinental Shanghai Puxi hotel filed an arbitration petition with the Shanghai International Economic and Trade Arbitration Commission (SIETAC), which was formerly known as China International Economic and Trade Arbitration Commission Shanghai Sub Commission, containing numerous allegations relating to IHC’s alleged mismanagement of the hotel and the de-flagging of the hotel, which took place on 31 August 2012. Yaoda sought approximately $46 million relating to the alleged loss of value of the hotel, costs of compliance with the brand standards, lost revenue at the hotel, costs and general damages. Pursuant to the dispute mechanism specified under the management contract, IHC filed a counterclaim with the China International Economic and Trade Arbitration Commission in Beijing (CIETAC Beijing).

On 21 March 2013, SIETAC issued an arbitral award (the Award) ordering IHC to pay Yaoda an aggregate amount of RMB 150,379,000 (approximately $25 million). On 15 May 2013, IHC filed a motion to cancel the Award with the Shanghai 2nd Intermediate People’s Court. On 27 July 2013, IHC and Yaoda settled their respective claims, pursuant to a settlement agreement, and entered into a new hotel support management contract.

On 31 July 2012, the UK’s Office of Fair Trading (OFT) issued a Statement of Objections alleging that the Company (together with Booking.com B.V. and Expedia, Inc.) had infringed competition law in relation to the online supply of room-only hotel accommodation by online travel agents.

The Company has co-operated fully with the investigation. On 31 January 2014, the OFT announced its decision to accept a series of commitments and to conclude its investigation without any finding of infringement or wrongdoing, or the imposition of any fine.

A class-action claim was filed on 3 July 2012 by two claimants alleging that InterContinental Hotels of San Francisco, Inc. and InterContinental Hotels Group Resources, Inc. violated California Penal Code 632.7, based upon the alleged improper recording of cellular phone calls originating from California to IHG customer care and reservations centres. The claimants subsequently amended the claim to include Six Continents Hotels, Inc. The Group intends to vigorously defend against these claims. As at 17 February 2014, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is probable or to estimate the amount of any loss.

On 20 April 2012, Sanya Huayu Tourism Co., Ltd. (Sanya), the owner of the former Crowne Plaza Sanya hotel, filed an arbitration petition against Holiday Inns (China) Limited (HICL) with CIETAC Beijing seeking compensation for its alleged losses in the amount of RMB 33,867,766.63 (approximately $5.2 million). The claims related to HICL’s alleged mismanagement of the hotel. Sanya filed additional damages claims on 20 November 2012, which increased the total alleged losses to RMB 43,225,523.53 (approximately $6.9 million). On 4 June 2012, and then by further amendment on 29 September 2012, HICL filed a statement of counterclaim seeking numerous categories of counterclaims from Sanya totalling approximately $7.25 million.

On 9 September 2013, HICL and Sanya settled their respective claims, pursuant to a settlement agreement, and on 17 September 2013, CIETAC Beijing issued a ruling approving both parties’ requests to withdraw all claims against each other.

Exchange controls

There are no restrictions on dividend payments to US citizens.

Although there are currently no UK foreign exchange control restrictions on the export or import of the capital or the payment of dividends on the ordinary shares or the ADSs, from time to time English law imposes restrictions on the payment of dividends to persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries (each of the foregoing, a Prohibited Person).

There are no restrictions under the Articles or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares. However, under current English law, ordinary shares or ADSs may not be owned by a Prohibited Person. In addition, the Articles contain certain limitations on the voting and other rights of any holder of ordinary shares whose holding may, in the opinion of the Directors, result in the loss or failure to secure the reinstatement of any license or franchise from any US governmental agency held by Six Continents Hotels, Inc. or any subsidiary thereof.

172 IHG Annual Report and Form 20-F 2013

Shareholder information

Taxation

This section provides a summary of material US federal income tax and UK tax consequences to the US holders, described below, of owning and disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds ordinary shares or ADSs as capital assets. This section does not, however, discuss the provisions of the Internal Revenue Code of 1986, as amended (IR Code), known as the Medicare Contribution tax, or the tax consequences to holders subject to other special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ordinary shares or ADSs as part of a straddle, conversion transaction integrated transaction or wash sale or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organisations;

•	persons who acquired the Company’s ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise in connection with employment; or

•	persons who, directly or indirectly, own 10 per cent or more of the Company’s voting stock.

This section does not generally deal with the position of a US holder who is resident in the UK for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the UK through a branch, agency or permanent establishment to which such ADSs or ordinary shares are attributable (‘trading in the UK’).

As used herein, a ‘US holder’ is a person who, for US federal income tax purposes, is a beneficial owner of ordinary shares or ADSs and is: (i) a citizen or individual resident of the US; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the US or any political subdivision thereof; (iii) an estate whose income is subject to US federal income tax regardless of its source; or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is based on the IR Code, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and the published practice of HM Revenue and Customs (HMRC), all as of the date hereof. These laws, and that practice, are subject to change, possibly on a retroactive basis.

This section is further based in part upon the representations of the ADR Depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, an owner of ADRs evidencing ADSs will generally be treated as the owner of the underlying shares represented by those ADSs. For UK tax purposes, in practice, HMRC will also regard holders of ADSs as the beneficial owners of the ordinary shares represented by those ADSs (although case law has cast some doubt on this). The discussion below assumes that HMRC’s position is followed.

Generally, exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains, although UK stamp duty reserve tax (SDRT) may arise as described below.

The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of ADSs. Such actions would also be inconsistent with the claiming of the preferential rates of tax, described below, for qualified dividend income. Accordingly, the availability of the preferential rates of tax for qualified dividend income described below could be affected by actions taken by parties to whom the ADRs are pre-released.

The following discussion assumes that the Company is not, and will not become, a passive foreign investment company (PFIC), as described below.

Investors should consult their own tax advisors regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares or ADSs in their particular circumstances.

Taxation of dividends

UK taxation

Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

A US holder who is not resident for UK tax purposes in the UK and who is not trading in the UK will generally not be liable for UK taxation on dividends received in respect of the ADSs or ordinary shares.

US federal income taxation

A US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of the Company’s current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because the Company has not historically maintained, and does not currently maintain, books in accordance with US tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company’s current and accumulated earnings and profits as computed for US federal income tax purposes. As a result, the Company expects that amounts distributed will be reported to the Internal Revenue Service (IRS) as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. The Company expects that dividends paid by the Company with respect to the ADSs will constitute qualified dividend income. US holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

Dividends must be included in income when the US holder, in the case of shares, or the ADR Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit limitation purposes, dividends will generally be income from sources outside the US.

Additional Information 173

Shareholder information continued

The amount of any dividend paid in pounds sterling will be the US dollar value of the sterling payments made, determined at the spot sterling/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on that date, a US holder should not be required to recognise foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss, from sources within the US.

Taxation of capital gains

UK taxation

A US holder who is not resident for UK tax purposes in the UK and who is not trading in the UK will not generally be liable for UK taxation on capital gains, or eligible for relief for allowable losses, realised or accrued on the sale or other disposal of ADSs or ordinary shares. A US holder of ADSs or ordinary shares who is an individual and who, broadly, has temporarily ceased to be resident in the UK or has become temporarily treated as non-resident for UK tax purposes for a period of not more than five years (or, for departures before 6 April 2013, ceases to be resident or ordinarily resident or becomes treated as non-resident for less than five years of assessment) and who disposes of ordinary shares or ADSs during that period may, for the year of assessment when that individual becomes resident again in the UK, be liable to UK tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that such US holder was not treated as resident in the UK at the time of the sale or other disposal.

US federal income taxation

A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and its tax basis in the ordinary shares or ADSs, each determined in US dollars. Such capital gain or loss will be long-term capital gain or loss where the holder has a holding period greater than one year. The capital gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

PFIC rules

The Company believes that it was not a PFIC for US federal income tax purposes for its 2013 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125 per cent of the average amount of distributions received during a specified prior period), and the preferential rates for “qualified dividend income” received by certain non-corporate US holders would not apply.

Certain elections may be available (including a market-to-market election) to US holders that would result in alternative treatments of the ordinary shares or ADSs. If the Company were to be treated as a PFIC in any taxable year in which a US holder held ordinary shares or ADSs, a US holder may be required to file annual reports with the IRS containing such information as the Treasury Department may require.

Additional tax considerations

UK inheritance tax

An individual who is neither domiciled nor deemed domiciled in the UK (under certain UK rules relating to previous domicile or long residence) is only chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. As a matter of UK law, it is not clear whether the situs of an ADS for UK inheritance tax purposes is determined by the place where the depositary is established and records the entitlements of the deposit holders, or by the situs of the underlying share which the ADS represents, but the UK tax authorities are likely to take the view that the ADSs, as well as the ordinary shares, are or represent UK situs assets.

However, an individual who is domiciled in the US (for the purposes of the Estate and Gift Tax Convention (Convention)) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax (to the extent UK inheritance tax applies) in respect of the ordinary shares or ADSs on the individual’s death or on a transfer of the ordinary shares or ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ordinary shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ordinary shares or ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the US and was not a UK national. If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual’s estate is reduced as a result of any transfer made by way of gift or other undervalue transfer, broadly within seven years of death, and in certain other circumstances. Where the ordinary shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for either a credit against US federal tax liabilities for UK inheritance tax paid or for a credit against UK inheritance tax liabilities for US federal tax paid, as the case may be.

UK stamp duty and SDRT

Neither stamp duty nor SDRT will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS and any separate instrument or written agreement of transfer are executed and remain at all times outside the UK. UK legislation does however provide for stamp duty (in the case of transfers) or SDRT to be payable at the rate of 1.5 per cent on the amount or value of the consideration (or, in some cases, the value of the ordinary shares) where ordinary shares are issued or transferred to a person (or a nominee or agent of a person) whose business is or includes issuing depositary receipts or the provision of clearance services. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will typically be charged to the party to whom ADSs are delivered against such deposits.

174 IHG Annual Report and Form 20-F 2013

Following litigation on the subject, HMRC has accepted that it will no longer seek to apply the 1.5 per cent SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. In HMRC’s view, the 1.5 per cent SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of an issue of share capital. This view is currently being challenged in further litigation. Accordingly, specific professional advice should be sought before paying the 1.5 per cent SDRT or stamp duty charge in any circumstances.

A transfer of the underlying ordinary shares will generally be subject to stamp duty or SDRT, normally at the rate of 0.5 per cent of the amount of value of the consideration (rounded up to the next multiple of £5 in the case of stamp duty). A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the depositary to an ADS holder, under which no beneficial interest passes, will not be subject to stamp duty or SDRT.

US backup withholding and information reporting

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

Disclosure controls and procedures

As of the end of the period covered by this report, the Group carried out an evaluation under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act 1934). These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act 1934 is recorded, processed, summarised and reported within the specified periods. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were effective.

Summary of significant corporate governance differences from NYSE listing standards

The Group’s statement of compliance with the principles and provisions specified in the UK Corporate Governance Code issued by the Financial Reporting Council in the UK (Code) is set out on page 56.

IHG has also adopted the corporate governance requirements of the US Sarbanes-Oxley Act and related rules and of the NYSE, to the extent that they are applicable to it as a foreign private issuer. As a foreign private issuer, IHG is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies. These are as follows:

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

Independent Directors

The Code’s principles recommend that at least half the Board, excluding the Chairman, should consist of independent Non-Executive Directors. As at 17 February 2014, the Board consisted of the Chairman, independent at the time of his appointment, four Executive Directors and eight independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE set out five bright line tests for director independence. The Board’s judgment is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chairman and Chief Executive Officer

The Code recommends that the Chairman and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chairman and Chief Executive Officer were, as at 17 February 2014 and throughout 2013, fulfilled by separate individuals.

Committees

The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have both remuneration and nominating/corporate governance committees composed entirely of independent directors, as defined under the NYSE rules. The Company’s Nomination Committee consists only of Non-Executive Directors and the Company’s Audit and Remuneration Committee consists entirely of Non-Executive Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/ governance committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nomination Committee is only responsible for nominating, for approval of the Board, candidates for appointment to the Board, though it also assists in developing the role of the Senior Independent Director. The Company’s Nomination Committee consists of the Chairman of the Company and all the independent Non-Executive Directors.

The Chairman of the Company is not a member of either of the Remuneration or the Audit Committees. As set out on page 66, the Audit Committee is chaired by an independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criteria under US rules for an “audit committee financial expert”.

Additional Information 175

Shareholder information continued

Non-Executive Director meetings

Non-management directors of US companies must meet on a regular basis without management present, and independent directors must meet separately at least once per year. The Code requires: (i) the Board Chairman to hold meetings with the Non-Executive Directors without the Executive Directors present; and (ii) the Non-Executive Directors to meet at least annually without the Chairman present to appraise the Chairman’s performance. The Company’s Non-Executive Directors have met without Executive Directors being present, and intend to continue this practice, before every Board meeting if possible.

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

Code of Conduct

The NYSE requires companies to adopt a code of business conduct and ethics, applicable to directors, officers and employees. Any waivers granted to directors or officers under such a code must be promptly disclosed. As set out on page 73, IHG’s Code of Conduct is applicable to all Directors, officers and employees, and further information on the Code of Conduct is available on the Company’s website at www.ihgplc.com/investors under corporate governance. No waivers have been granted under the Code of Conduct.

Compliance certification

Each Chief Executive of a US company must certify to the NYSE each year that he or she is not aware of any violation by the Company of any NYSE corporate governance listing standard. As the Company is a foreign private issuer, the Company’s Chief Executive Officer is not required to make this certification. However, he is required to notify the NYSE promptly in writing after any of the Company’s executive officers become aware of any non-compliance with those NYSE corporate governance rules applicable to the Company.

Selected five-year consolidated financial information

The selected consolidated financial data set forth in the table on the next page for the years ended 31 December 2009, 2010, 2011, 2012 and 2013 has been prepared in accordance with IFRS as issued by the IASB and in accordance with IFRS as adopted by the EU, and is derived from the Group Financial Statements which have been audited by its independent registered public accounting firm, Ernst & Young LLP.

IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s Financial Statements for the years presented. The selected consolidated financial data set forth on the next page should be read in conjunction with, and is qualified in its entirety by reference to, the Group Financial Statements and Notes thereto included elsewhere in this Annual Report and Form 20-F.

176 IHG Annual Report and Form 20-F 2013

Group income statement data

For the year ended 31 December	2013	2012 (restated2)	2011 (restated2)	2010 (restated2)	2009 (restated2)
	($m, except earnings per ordinary share)
Revenue[1]	1,903	1,835	1,768	1,628	1,538
Total operating profit before exceptional operating items	668	605	548	438	359
Exceptional operating items[1]	5	(4)	57	(7)	(373)
Total operating profit/(loss)[1]	673	601	605	431	(14)
Financial income	5	3	2	2	3
Financial expenses	(78)	(57)	(64)	(64)	(57)
Profit/(loss) before tax	600	547	543	369	(68)
Tax:
On profit before exceptional items	(175)	(151)	(117)	(96)	(14)
On exceptional operating items	(6)	1	(4)	1	112
Exceptional tax	(45)	141	43	–	175
	(226)	(9)	(78)	(95)	273
Profit after tax:	374	538	465	274	205
Gain on disposal of discontinued operations, net of tax	–	–	–	2	6
Profit for the year	374	538	465	276	211
Attributable to:
Equity holders of the parent	372	537	465	276	210
Non-controlling interest	2	1	–	–	1
Profit for the year	374	538	465	276	211
Earnings per ordinary share:
Continuing operations:
Basic	140.9¢	187.1¢	160.9¢	95.1¢	71.6¢
Diluted	139.3¢	183.9¢	157.1¢	92.6¢	69.2¢
Total operations:
Basic	140.9¢	187.1¢	160.9¢	95.8¢	73.7¢
Diluted	139.3¢	183.9¢	157.1¢	93.2¢	71.2¢

[1] Relates to continuing operations. [2] Restated for the adoption of IAS I9R ‘Employee Benefits’ (see page 111). Group statement of financial position data
31 December	2013	2012	2011	2010	2009
	($m, except number of shares)
Goodwill and intangible assets	518	447	400	358	356
Property, plant and equipment	1,169	1,056	1,362	1,690	1,836
Investments and other financial assets	321	239	243	178	175
Retirement benefit assets	7	99	21	5	12
Non-current tax receivable	16	24	41	–	–
Deferred tax assets	108	204	106	88	95
Current assets	586	660	578	466	419
Non-current assets classified as held for sale	228	534	217	–	–
Total assets	2,953	3,263	2,968	2,785	2,893
Current liabilities	814	780	860	943	1,040
Long-term debt	1,269	1,242	670	776	1,016
Net (liabilities) / assets	(74)	317	555	278	156
Equity share capital	189	179	162	155	142
IHG shareholders’ equity	(82)	308	547	271	149
Number of shares in issue at end of the year (millions)	269	268	290	289	287

Additional Information 177

Shareholder information continued

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

Ordinary dividend	Interim dividend		Final dividend		Total dividend		Special dividend
	pence	cents	pence	cents	pence	cents	pence	cents
2013	15	23	28.1	47	43.2	70	87.1	133
2012	13.5	21	28	43	41	64	108.4[2]	172
2011	9.8	16	25	39	35	55	–	–
2010	8	13	22	35	30	48	–	–
2009	7.3	12	19	29	26	41	–	–
2008[1]	6.4	12	20	29	27	41	–	–
2007	5.7	12	15	29	21	41	200[2]	–
2006	5.1	9.6	13	26	18	36	118[2]	–
2005	4.6	8.1	11	19	15	27	–	–
2004	4.3	7.7	10	19	14	27	72.0[2]	–
2003	4.05	6.8	9.5	17	14	24	–	–

[1]	IHG changed the reporting currency of its Group accounts from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling immediately before announcement.
[2]	Accompanied by a share consolidation.

Return of funds

Since March 2004, the Group has returned over £4.3 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes by share consolidation.

On 7 August 2012, the Company announced a $1 billion return of funds to shareholders, split between a $500 million special dividend with share consolidation and a $500 million share buyback programme. The special dividend was paid on 22 October 2012 and as at 17 February 2014 $390 million (£248 million) of shares had been repurchased at an average price per share of 1,778 pence. Purchases are made under the existing authority from shareholders, which will be presented for renewal at the Company’s AGM to be held on 2 May 2014. Any shares repurchased may be cancelled or held as treasury shares.

On 6 August 2013, the Company announced a $350 million return of funds to shareholders via a special dividend without share consolidation. The special dividend was paid on 4 October 2013.

Return of funds programme	Timing	Total return	Returned to date
£501 million special dividend[1]	Paid in December 2004	£501m	£501m
First £250 million share buyback	Completed in 2004	£250m	£250m
£996 million capital return[1]	Paid in July 2005	£996m	£996m
Second £250 million share buyback	Completed in 2006	£250m	£250m
£497 million share buyback	Paid in June 2006	£497m	£497m
Third £250 million share buyback	Completed in 2007	£250m	£250m
£709 million special dividend[1]	Paid in June 2007	£709m	£709m
£150 million share buyback	n/a3	£150m	£120m
$500 million special dividend[1,2]	Paid in October 2012	£315m4 ($500m)	£315m ($505m)[6]
$500 million share buyback	Ongoing	£315m4 ($500m)	£248m ($390m)[7,9]
$350 million special dividend	Paid in October 2013	£229m5 ($350m)	£228m ($355m)[8]
Total		£4,462m	£4,319m

[1]	Accompanied by a share consolidation.
[2]	IHG changed the reporting currency of its Group accounts from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.
[3]	This programme was superseded by the share buyback programme announced on 7 August 2012.
[4]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.
[5]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.655, as announced in Half-Year Results to 30 June 2013.
[6]	Sterling divided translated at $1=£0.624.
[7]	Translated into US dollars at the average rates of exchange for the relevant years (2013 $1=£0.64; 2012 $1=£0.63).
[8]	Sterling divided translated at $1=£0.644.
[9]	At 17 February 2014.

178 IHG Annual Report and Form 20-F 2013

Purchases of equity securities by the Company and affiliated purchasers

The Group’s current $500 million share repurchase programme was announced on 7 August 2012. By 31 December 2013, 11,484,351 shares had been repurchased at an average price of 1,865.5301 pence per share (approximately £214 million).

Period of financial year	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programmes	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programmes
Month 1 (no purchases this month)	nil	nil	nil	23,073,341	[1]
Month 2	1,160,688	1,948.9099	100,000	21,912,653	[1]
Month 3 (no purchases this month)	nil	nil	nil	21,912,653	[1]
Month 4	1,369,415	1,895.7360	1,369,415	20,543,238	[1]
Month 5 (pre-AGM)	323,758	1,924.0195	323,758	20,219,480	[1]
Month 5 (post-AGM)	370,872	1,918.4721	370,872	26,464,875	[2]
Month 6	2,613,459	1,811.3233	2,613,459	23,851,416	[2]
Month 7 (no purchases this month)	nil	nil	nil	23,851,416	[2]
Month 8	1,263,366	1,876.4824	1,263,366	22,588,050	[2]
Month 9	1,732,537	1,849.5455	1,732,537	20,855,513	[2]
Month 10	1,308,941	1,808.6041	1,308,941	19,546,572	[2]
Month 11	691,564	1,810.6577	691,564	18,855,008	[2]
Month 12	649,751	2,006.0014	nil	18,855,008	[2]

[1]	Reflects the resolution passed at the Company’s General Meeting held on 8 October 2012.
[2]	Reflects the resolution passed at the Company’s AGM held on 24 May 2013.

During the financial year ended 31 December 2013, 1,196,061 ordinary shares were purchased by the Company’s Employee Share Ownership Trust at prices ranging from 1,939 pence to 2,028 pence per share, for the purpose of satisfying future share awards to employees.

Share price information

The principal trading market for the Company’s ordinary shares is the London Stock Exchange (LSE). The ordinary shares are also listed on the NYSE trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. The Company has a sponsored ADR facility with JPMorgan as ADR Depositary. The following table shows, for the financial periods indicated, the reported high and low middle market quotations (which represent an average of closing bid and ask prices) for the ordinary shares on the LSE, as derived from the Official List of the UK Listing Authority, and the highest and lowest sales prices of the ADSs as reported on the NYSE composite tape.

	£ per ordinary share		$ per ADS[1]
Year ended 31 December	high	low	high	low
2009	9.04	4.46	14.67	6.04
2010	12.66	8.87	20.04	13.84
2011	14.35	9.55	23.28	15.27
2012	17.25	11.57	27.82	17.99
2013	20.39	17.07	33.54	26.90
Quarters in the year ended 31 December
2012
First quarter	14.97	11.57	23.67	17.99
Second quarter	15.73	13.95	24.70	21.84
Third quarter	17.25	15.02	27.02	23.16
Fourth quarter	17.10	15.24	27.82	24.50
2013
First quarter	20.22	17.07	30.64	27.82
Second quarter	20.39	17.37	30.61	26.90
Third quarter	20.30	17.88	31.08	27.77
Fourth quarter	20.25	17.63	33.54	28.27
2014
First quarter (through to 14 February 2014)	2,038	1,942	34.08	31.69
Month ended
August 2013	20.30	17.88	31.08	27.77
September 2013	19.16	18.02	30.26	28.09
October 2013	18.65	17.63	30.39	28.27
November 2013	19.08	17.94	31.22	28.74
December 2013	20.25	18.82	33.54	30.90
January 2014	20.38	19.66	34.08	32.44
February 2014 (through to 14 February 2014)	2,003	1,942	33.78	31.69

[1]	Fluctuations in the exchange rates between sterling and the US dollar will affect the dollar equivalent of the sterling price of the ordinary shares on the LSE and, as a result, are likely to affect the market price of ADSs.

Additional Information 179

Shareholder information continued

Shareholder profiles

Shareholder profile by type as at 31 December 2013

Category of shareholdings	Number of shareholders	Percentage total of shareholders	Number of ordinary shares	Percentage of issued share capital See chart→
¢ Private individuals	45,248	93.41	15,517,490	5.99
¢ Nominee companies	1,512	3.12	234,757,478	90.59
¢ Limited and public limited companies	1,501	3.10	2,595,009	1.00
¢ Other corporate bodies	167	0.34	5,862,369	2.26
¢ Pension funds, insurance companies and banks	12	0.02	422,959	0.16
Total	48,440	100	259,155,305	100

Shareholder profile by size as at 31 December 2013
Range of shareholdings	Number of shareholders	Percentage total of shareholders	Number of ordinary shares	Percentage of issued share capital See chart→
¢ 1 — 199	30,577	63.12	1,954,825	0.75
¢ 200 — 499	9,269	19.14	2,968,040	1.15
¢ 500 — 999	4,488	9.27	3,130,129	1.21
¢ 1,000 — 4,999	3,192	6.59	5,951,430	2.30
¢ 5,000 — 9,999	248	0.51	1,730,546	0.67
¢ 10,000 — 49,999	324	0.67	7,556,191	2.92
¢ 50,000 — 99,999	103	0.21	7,601,747	2.93
¢ 100,000 — 499,999	157	0.32	35,582,279	13.73
¢ 500,000 — 999,999	31	0.06	21,340,235	8.23
¢ 1,000,000 and above	51	0.11	171,339,883	66.11
Total	48,440	100	259,155,305	100

Shareholder profile by geographical location as at 31 December 2013
Country/ Jurisdiction				Percentage of issued share capital[1] See chart→
¢ UK				53.3
¢ Rest of Europe				12.4
¢ US (including ADRs)				29.0
¢ Rest of World				5.3
Total				100

[1]	The geographical profile presented is based on an analysis of shareholders (by manager) of 40,000 shares or above where geographical ownership is known. This analysis only captures 88.9% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/88.9 (1.125) to achieve the figures shown in the table above.

As of 14 February 2014, 16,302,058 ADSs equivalent to 16,302,058 ordinary shares, or approximately 6 per cent of the total issued share capital, were outstanding and were held by 762 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

As of 14 February 2014, there were a total of 48,255 record holders of ordinary shares, of whom 252 had registered addresses in the US and held a total of 685,165 ordinary shares (0.25 per cent of the total issued share capital).

180 IHG Annual Report and Form 20-F 2013

Investor information

Website and electronic communication

As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2013 has been made available to shareholders through our website at www.ihgplc.com/investors under financial library.

Shareholders may electronically appoint a proxy to vote on their behalf at the 2014 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

Shareholder Hotel Discount

IHG offers discounted hotel stays (subject to availability) for registered shareholders only, through a controlled access website. This is not available to shareholders who hold shares through nominee companies, ISAs or ADRs. For further details please contact the Company Secretariat department (see page 182).

Corporate Responsibility Report

IHG updates its online Corporate Responsibility Report regularly, covering progress on a range of environmental, social and community issues. This can be viewed at www.ihgplc.com/responsibility.

IHG Shelter in a Storm Programme

The IHG Shelter in a Storm Programme enables IHG to support our hotels and local communities, employees and guests when a disaster occurs, by providing immediate and vital assistance.

If you would like to make a donation to the programme, you can do so online via a secure payment page at www.ihgshelterinastorm.com.

Registrar

For information on a range of shareholder services including enquiries concerning individual shareholdings, notification of a shareholder’s change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company’s Registrar, Equiniti, on 0871 384 21321,2 (calls from within the UK) or +44 (0) 121 415 7034 (calls from outside the UK).

Dividend services

Dividend Reinvestment Plan (DRIP)

The Company offers a DRIP for shareholders to purchase additional IHG shares with their cash dividends. For further information about the DRIP, please contact our Registrar helpline on 0871 384 22681,2. A DRIP application form and information booklet are available at www.shareview.co.uk/products/pages/applyforadrip.aspx.

Bank mandate

We encourage shareholders to have their dividends paid directly into their UK bank or building society account, to ensure efficient payment and clearance of funds on the payment date. For further information, please contact our Registrar (see page 182).

Overseas payment service

It is also possible for shareholders to have their dividends paid direct to their bank account in a local currency. Charges are payable for this service. Further information is available at www.shareview.co.uk/shareholders/pages/
overseaspayments.aspx.

Out of date/unclaimed dividends

If you think that you have out of date dividend cheques or unclaimed dividend payments please contact our Registrar (see page 182).

Individual Savings Account (ISA)

Equiniti offers a Stocks and Shares ISA where IHG shares can be invested. For further information, please contact Equiniti on 0871 384 22441,2.

Share dealing services

Equiniti offers the following share dealing facilities:

Postal dealing

For more information call 0871 384 22481,2

Telephone dealing

For more information call 0845 603 70371,3

Internet dealing

For more information visit www.shareview.co.uk.

Changes to the base cost of IHG shares

Details of all the changes to the base cost of IHG shares held since April 2003 to December 2013, for UK Capital Gains Tax purposes, may be found on our website at www.ihgplc.com/investors under shareholder centre/tax information.

‘Gone Away’ shareholders

Working with ProSearch (an asset reunification company), we continue to look for shareholders who have not kept their contact details up-to-date. We have funds waiting to be claimed and are committed to doing what we can to pay these to their rightful owners. For further details please contact ProSearch on 01732 741 411 or email info@prosearchassets.com.

Shareholder security

Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from ‘brokers’ who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’. More detailed information on this or similar activity can be found on the Financial Conduct Authority website at www.fca.org.uk/consumers/scams. Details of any share dealing facilities that the Company endorses will be included in Company mailings.

American Depositary Receipts (ADRs)

The Company’s shares are listed on the NYSE in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol ‘IHG’. Each ADR represents one ordinary share. All enquiries regarding ADR holder accounts and payment of dividends should be directed to JPMorgan Chase Bank, N.A., our ADR Depositary bank (contact details shown on page 182).

Documents on display

Documents referred to in this Annual Report and Form 20-F that are filed with the SEC can be found at the SEC’s public reference room located at 100 F Street, NE Washington, D.C. 20549, for further information and copy charges please call the SEC at 1-800-SEC-0330. The Company’s SEC filings since 22 May 2002 are also publicly available through the SEC’s website at www.sec.gov. Copies of the Company’s Articles can be obtained via the website at www.ihgplc.com/investors under corporate governance or from the Company’s registered office.

[1]	Calls cost 8p per minute plus network extras.
[2]	Lines are open from 08.30 to 17.30 Monday to Friday, excluding UK public holidays.
[3]	Lines are open from 08.00 to 16.30 Monday to Friday, excluding UK public holidays.

Additional Information 181

Additional information continued

Financial calendar

2013
Interim dividend of 15.1p per share (23.0¢ per ADR):	Payment date	4 October
Special dividend of 87.1p per share (133.0¢ per ADR):	Payment date	4 October
Financial year end		31 December
2014
Preliminary announcement of annual results		18 February
Final dividend of 28.1p per share (47.0¢ per ADR):	Ex-dividend date	19 March
	Record date	21 March
Announcement of first quarter interim management statements		2 May
Annual General Meeting		2 May
Final dividend of 28.1p per share (47.0¢ per ADR):	Payment date	9 May
Announcement of half-year results		5 August
Interim dividend:	Payment date	October
Announcement of third quarter interim management statements		21 October
Financial year end		31 December
2015
Preliminary announcement of annual results		February

Contacts

Registered office

Broadwater Park

Denham

Buckinghamshire

UB9 5HR

Telephone +44 (0) 1895 512 000

Fax            +44 (0) 1895 512 101

www.ihgplc.com

For general information about the Group’s business, please contact the Corporate Affairs department at the above address. For all other enquiries, please contact the Company Secretariat department at the above address.

Registrar

Equiniti

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

Telephone   0871 384 21321,2

                    (UK calls)

                    +44 (0) 121 415 7034

                    (non-UK calls)

www.shareview.co.uk

[1]	For those with hearing difficulties a text phone is available on 0871 384 2255[2] for UK callers with compatible equipment.

[2]	Calls cost 8p per minute plus network extras. Lines are open from 8.30am to 5.30pm Monday to Friday, excluding UK public holidays.

ADR Depositary

JPMorgan Chase Bank N.A.

PO Box 64504

St. Paul

MN 55120-0854

USA

Telephone   +1 800 990 1135

                    (US calls) (toll-free)

                    +1 651 453 2128

                    (non-US calls)

Email: jpmorgan.adr@wellsfargo.com

www.adr.com

Auditor

Ernst & Young LLP

Investment bankers

Bank of America Merrill Lynch

Goldman Sachs

Solicitors

Freshfields Bruckhaus Deringer LLP

Stockbrokers

Bank of America Merrill Lynch

Goldman Sachs

IHG® Rewards Club

If you wish to enquire about, or join IHG Rewards Club, visit www.ihg.com/rewardsclub or telephone:

0871 226 11113 (Europe)

+1 888 211 98744 (US and Canada)

+1 800 272 92734 (Mexico)

+1 801 975 30635 (English)

(Central and South America)

+1 801 975 30135 (Spanish)

(Central and South America)

+971 4 429 05305 (Middle East and Africa)

+02 9935 83625 (Australia)

+86 21 2033 48485 (Mandarin and

Cantonese) (China and Hong Kong)

+81 3 5767 93255 (Japan)

+63 2 857 87785 (Korea)

+63 2 857 87885 (all other countries in

Asia Pacific)

[3]	Telephone calls to this number are charged at 10p per minute. Standard network rates apply. Calls from mobiles will be higher.
[4]	Toll-free.
[5]	Toll charges apply.

182 IHG Annual Report and Form 20-F 2013

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC:

Exhibit 1[1]	Articles of Association of the Company (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 11 April 2011)

Exhibit 4(a)(i)

Contribution agreement relating to the InterContinental New York Barclay between Barclay Operating Corp., InterContinental Hotels Group Resources, Inc., Constellation Barclay Holding US, LLC, and 111 East 48th Street Holdings, LLC dated 19 December 2013

Exhibit 4(a)(ii)

Asset sale and purchase agreement relating to the Intercontinental Hotel, Park Lane, London between Hotel Inter-Continental London Limited, Constellation Hotel (Opco) UK S.A., and Six Continents Limited dated 27 March 2013

Exhibit 4(a)(iii)[1]

Five-year $1,070 million bank facility agreement dated 7 November 2011, among The Royal Bank of Scotland plc, NB International Finance B.V., Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 March 2012)

Exhibit 4(a)(iv)[1]

First supplemental trust deed dated 7 July 2011 modifying and restating the Euro Medium Term Note programme governed by a trust deed dated 29 November 2009 (incorporated by reference to Exhibit 4(a)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 March 2012)

Exhibit 4(a)(v)[1]

Amended and restated trust deed dated 9 November 2012 relating to a £750 million Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited (incorporated by reference to Exhibit 4(a)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 March 2013)

Exhibit 4(c)(i)	Employment Agreement between Six Continents Limited and Paul Edgecliffe-Johnson’s dated 6 December 2013, commencing on 1 January 2014

Exhibit 4(c)(ii)[1]

Tracy Robbins’ service contract dated 9 August 2011 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 March 2012)

Exhibit 4(c)(iii)[1]

Tom Singer’s service contract dated 26 July 2011 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 March 2012)

Exhibit 4(c)(iv)[1]

Kirk Kinsell’s service contract commencing on 1 August 2010, as amended by a letter dated 5 July 2010 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 11 April 2011)

Exhibit 4(c)(v)[1]

Richard Solomons’ service contract dated 16 March 2011, commencing on 1 July 2011 (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 11 April 2011)

Exhibit 4(c)(vi)[1]

Rules of the InterContinental Hotels Group Long Term Incentive Plan as amended on 26 September 2012 (incorporated by reference to Exhibit 4(c)(v) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 March 2013)

Exhibit 4(c)(vii)[1]

Rules of the InterContinental Hotels Group Annual Bonus Plan as amended on 26 September 2012 (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 March 2013)

Exhibit 8	List of subsidiaries as at 31 December 2013

Exhibit 12(a)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 12(b)	Certification of Paul Edgecliffe-Johnson filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 13(a)	Certification of Richard Solomons and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

Exhibit 15(a)	Consent of independent registered public accounting firm, Ernst & Young LLP

[1]	Incorporated by reference.

Additional Information 183

Form 20-F cross-reference guide

Item	Form 20-F caption	Location in this document	Page
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information:
	3A – Selected financial data	Shareholder Information: Selected five-year consolidated financial information	176-177
		Shareholder Information: Dividend history	178
	3B – Capitalisation and indebtedness	Not applicable	–
	3C – Reason for the offer and use of proceeds	Not applicable	–
	3D – Risk factors	Group Information: Risk Factors	164-167
4	Information on the Company
	4A – History & development of the company	Group Information: History and developments	164
		Shareholder Information: Return of funds	178
		Contact details	182
	4B – Business overview	Strategic Report	10-53
		Group Information: Working Time Regulations 1998	170
	4C – Organisational structure	Group Financial Statements: Note 36 – Principal operating subsidiary undertakings	153
	4D – Property, plant & equipment	Strategic Report: Disciplined Execution – Commitment to responsible business practices: Global greenhouse gas emissions	33
		Group Financial Statements: Note 10 – Property, plant and equipment	128
4A	Unresolved staff comments	None	–
5	Operating and financial review & prospects
	5A – Operating results	Strategic Report: Performance	40-53
		Group Financial Statements: Accounting policies	111-116
	5B – Liquidity and capital resources	Strategic Report: Performance – Liquidity and capital resources	52-53
		Group Financial Statements: Note 18 – Cash and cash equivalents	134
		Group Financial Statements: Note 21 – Financial risk management	135-137
		Group Financial Statements: Note 22 – Loans and other borrowings	138
		Group Financial Statements: Note 23 – Derivative financial statements	139
		Group Financial Statements: Note 24 – Fair value measurement	140-141
	5C – Research and development; intellectual property	Not applicable	–
	5D – Trend information	Not applicable	–
	5E – Off-balance sheet arrangements	Strategic Report: Performance – Liquidity and capital resources	53
	5F – Tabular disclosure of contractual obligations	Strategic Report: Performance – Liquidity and capital resources	53
	5G – Safe harbour	Additional Information: Forward-looking statements	188
6	Directors, senior management and employees
	6A – Director and senior management	Corporate Governance: Board of Directors’ and Executive Committee biographies	57-60
	6B – Compensation	Directors’ Remuneration Report	74-97
		Group Financial Statements: Note 26 – Retirement benefits	142-145
		Group Financial Statements: Note 28 – Share-based payments	147-150
	6C – Board practices	Corporate Governance	61-72
	6D – Employees	Strategic Report: Winning Model – Preferred brands delivered through our people	20-23
		Group Financial Statements: Note 3 – Staff costs and Directors’ emoluments	123
		Group Information: Working Time Regulations 1998	170
	6E – Share ownership	Corporate Governance: Relations with shareholders	70-72
		Directors’ Remuneration Report	90-96
		Additional Information: Executive Committee members’ shareholdings	167
		Group Financial Statements: Note 28 – Share-based payments	147-150
7	Major shareholders and related party transactions
	7A – Major shareholders; Host country shareholders	Directors’ Report	72-73
		Shareholder Information: Shareholder profiles	180
	7B – Related party transactions	Group Financial Statements: Note 14 – Investment in associates and joint ventures	132
		Group Financial Statements: Note 33 – Related party disclosures	152
	7C – Interests of experts & counsel	Not applicable	–
8	Financial Information
	8A – Consolidated statements and other	Statement of Directors’ Responsibilities	100
	financial information	Independent Auditor’s US Report	103
		Group Financial Statements	99-153
		Shareholder Information: Legal proceedings	172
	8B – Significant changes	None	–

184 IHG Annual Report and Form 20-F 2013

Item	Form 20-F caption	Location in this document	Page
9	The offer and listing
	9A – Offer and listing details	Shareholder Information: Share price information	179
	9B – Plan of distribution	Not applicable	–
	9C – Markets	Shareholder Information: Share price information	179
	9D – Selling shareholders	Not applicable	–
	9E – Dilution	Not applicable	–
	9F – Expenses of the issue	Not applicable	–
10	Additional information
	10A – Share capital	Not applicable	–
	10B – Memorandum and articles of association	Group Information: Articles of Association	170
	10C – Material contracts	Group Information: Material contracts	170-171
	10D – Exchange controls	Group Information: Exchange controls	172
	10E – Taxation	Shareholder Information: Taxation	173
	10F – Dividends and paying agents	Not applicable	–
	10G – Statement by experts	Not applicable	–
	10H – Documents on display	Shareholder Information: Investor Information – Documents on display	181
	10I – Subsidiary information	Not applicable	–
11	Quantitative & qualitative disclosures	Strategic Report: Performance – Market risk disclosures	53
	about market risk	Group Financial Statements: Note 21 – Financial risk management	135-137
12	Description of securities other than equity securities
	12A – Debt securities	Not applicable
	12B – Warrants and rights	Not applicable
	12C – Other securities	Not applicable
	12D – American depositary shares	Group Information: Description of securities other than equity securities	168
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and Procedures
	15A – Controls and Procedures	Shareholder information: Disclosure controls and procedures	175
	15B – Management’s annual report on internal control over financial reporting	Statement of Directors’ Responsibilities: Management’s report on internal control over financial reporting	100
	15C – Attestation report	Independent Auditor’s US Report	103
	15D – Changes in internal controls over financial reporting	Statement of Directors’ Responsibilities: Management’s report on internal control over financial reporting	100
16	16A – Audit committee financial expert	Corporate Governance: Audit Committee Report	66
	16B – Code of ethics	Strategic Report: Disciplined Execution – Commitment to responsible business practices	31
		Shareholder Information: Summary of significant corporate governance differences from NYSE listing standards – Code of Conduct	175-176
	16C – Principal accountant fees and services	Group Financial Statements: Note 4 – Auditor’s remuneration paid to Ernst & Young LLP	123
	16D – Exemptions from the listing standards for audit committees	Not applicable	–
	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder Information: Purchases of equity securities by the Company and affiliated purchasers	179
	16F – Change in registrant’s certifying accountant	Not applicable	–
	16G – Corporate governance	Shareholder Information: Summary of significant corporate governance differences from NYSE listing standards	175-176
	16H – Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Group Financial Statements[1]	100-153
19	Exhibits	Additional Information: Exhibits	183

[1]	The Parent Company Financial Statements and the Audit Report and Notes thereto, on pages 156 to 161 should not be considered to form part of IHG’s Annual Report on Form 20-F.

Additional Information 185

Glossary

adjusted

excluding the effect of exceptional items and any relevant tax.

ADR

an American Depositary Receipt, being a receipt evidencing title to an American Depositary Share (ADS).

ADR Depositary (JPMorgan)

JPMorgan Chase Bank N.A.

ADS

an American Depositary Share as evidenced by an American Depositary Receipt, being a registered negotiable security, listed on the New York Stock Exchange, representing one ordinary share of 14 194/329 pence each of the Company.

AGM

Annual General Meeting.

AMEA

Asia, Middle East and Africa.

APP

Annual Performance Plan.

Articles

the articles of association of the Company for the time being in force.

average daily rate or average room rate

rooms revenue divided by the number of room nights sold.

basic earnings per ordinary share

profit available for IHG equity holders divided by the weighted average number of ordinary shares in issue during the year.

capital expenditure

purchases of property, plant and equipment, intangible assets, associate and joint venture investments and other financial assets.

cash-generating units (CGUs)

the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets, or groups of assets.

Code

UK Corporate Governance Code issued in September 2012 by the Financial Reporting Council in the UK.

Companies Act

the Companies Act 2006, as amended from time to time.

Company

InterContinental Hotels Group PLC.

comparable RevPAR

a comparison for a grouping of hotels that have traded in all months in both financial years being compared. Principally excludes new hotels, hotels closed for major refurbishment and hotels sold in either of the two years.

constant currency

a current year value translated using the previous year’s exchange rates.

contingencies

liabilities that are contingent upon the occurrence of one or more uncertain future events.

continuing operations

operations not classified as discontinued.

currency swap

an exchange of a deposit and a borrowing, each denominated in a different currency, for an agreed period of time.

derivatives

a financial instrument used to reduce risk, the price of which is derived from an underlying asset, index or rate.

discontinued operations

hotels or operations sold or those classified as held for sale when the results relate to a separate line of business, geographical area of operations, or where there is a co-ordinated plan to dispose of a separate line of business or geographical area of operations.

Employee Engagement survey

twice a year, we ask our employees and those who work in our managed hotels (excluding our joint venture hotels) to participate in an Employee Engagement survey, to measure employee engagement.

EU

the European Union.

euro or €

the currency of the European Economic and Monetary Union.

exceptional items

items which are disclosed separately because of their size or nature.

extended-stay

hotels designed for guests staying for periods of time longer than a few nights and tending to have a higher proportion of suites than normal hotels (Staybridge Suites, Candlewood Suites).

fee margin

operating profit as a percentage of revenue, excluding revenue and operating profit from owned and leased hotels, managed leases and significant liquidated damages.

fee revenue

Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages.

franchisee

operator who uses a brand under licence from the brand owner, IHG.

franchisor

brand owner, IHG, who licenses brands for use by operators.

goodwill

the difference between the consideration given for a business and the total of the fair values of the separable assets and liabilities comprising that business.

Group or IHG

the Company and its subsidiaries.

Guest Heartbeat

IHG’s guest satisfaction measurement tool to measure brand preference and guest satisfaction.

hedging

the reduction of risk, normally in relation to foreign currency or interest rate movements, by making offsetting commitments.

IASB

International Accounting Standards Board.

ICETUS

InterContinental Executive Top-up Scheme.

186 IHG Annual Report and Form 20-F 2013

IC Plan

InterContinental Hotels UK Pension Plan.

IFRS

International Financial Reporting Standards as adopted by the EU and issued by the IASB.

IHG System

Hotels operating under franchise and management agreements together with IHG owned and leased hotels.

IHG System size

the number of hotels/rooms franchised, managed, owned or leased by IHG.

interest rate swap

an agreement to exchange fixed for floating interest rate streams (or vice versa) on a notional principal.

liquidated damages

payments received in respect of the early termination of management and franchise contracts, where applicable.

LTIP

Long Term Incentive Plan.

managed leases

properties structured for legal reasons as operating leases but with the same characteristics as management contracts.

management contract

a contract to operate a hotel on behalf of the hotel owner.

market capitalisation

the value attributed to a listed company by multiplying its share price by the number of shares in issue.

net debt

borrowings less cash and cash equivalents, including the exchange element of the fair value of currency swaps hedging the borrowings.

net rooms supply

net total number of IHG hotel rooms.

NYSE

New York Stock Exchange.

occupancy rate

rooms occupied by hotel guests, expressed as a percentage of rooms that are available.

ordinary share

from 4 June 2007 until 8 October 2012, the ordinary shares of 13 29/47 pence each in the Company; and following 9 October 2012, the ordinary shares of 14 194/329 pence each in the Company.

owner

the ultimate owner of the hotel property.

pipeline

hotels/rooms that will enter the IHG System at a future date. A new hotel only enters the pipeline once a contract has been signed and the appropriate fees paid. In rare circumstances, a hotel will not open for reasons such as the financing being withdrawn.

RevPAR or revenue per available room

rooms revenue divided by the number of room nights that are available (can be mathematically derived from occupancy rate multiplied by average daily rate).

room count

number of rooms franchised, managed, owned or leased by IHG.

rooms revenue

revenue generated from the sale of room nights.

royalty revenues

rooms revenue that a franchisee pays to the brand owner for use of the brand name.

SCETUS

Six Continents Executive Top-Up Scheme.

SEC

US Securities and Exchange Commission.

Six Continents

Six Continents Limited; previously Six Continents PLC and re-registered as a private limited company on 6 June 2005.

sterling or pounds sterling, £, pence or p

the pound sterling, the currency of the United Kingdom.

subsidiary undertaking

a company over which the Group exercises control.

system contribution to revenue

per cent of rooms revenue delivered through IHG’s direct and indirect systems and channels.

System Fund or Fund

assessment fees and contributions collected from hotels within the IHG System for the specific use of marketing, the IHG Rewards Club loyalty programme and the global reservations system.

technology income

income received from hotels under franchise and management agreements for the use of IHG’s proprietary reservations system.

total gross revenue

total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels.

Total Shareholder Return or TSR

the theoretical growth in value of a shareholding over a period, by reference to the beginning and ending share price, and assuming that gross dividends, including special dividends, are reinvested to purchase additional units of the equity.

UK

the United Kingdom.

UK GAAP

United Kingdom Generally Accepted Accounting Practice.

UK DB Plan

the defined benefit section of the IC Plan.

UK DC Plan

the defined contribution section of the IC Plan.

US

the United States of America.

US 401(k) Plan

the Defined Contribution 401(k) plan.

US Deferred Compensation Plan

the Defined Contribution Deferred Compensation Plan.

US dollars, US$, $ or ¢

the currency of the United States of America.

working capital

the sum of inventories, receivables and payables of a trading nature, excluding financing and taxation items.

Additional Information 187

Forward-looking statements

The Annual Report and Form 20-F 2013 contain certain forward-looking statements as defined under US legislation (section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chairman’s Statement and in the Chief Executive Officers’s Review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks of the effect of political and economic developments; the risk of events that adversely impact domestic or international travel; the risks of the hotel industry supply and demand cycle; the Group is subject to competitive and changing industry; the Group’s dependency on a wide range of external stakeholders and business partners; the risks related to identifying, securing and retaining franchise and management agreements; the risks in relation to changing technology and systems; the Group’s reliance on the reputation of its brands and the protection of its intellectual property rights; the risks involved in the Group’s reliance upon its proprietary reservations system and the risk of its failure and increased competition in reservations infrastructure; the risks related to information security and data privacy; the risks associated with safety, security and crisis management; the ability to acquire and retain the right people, skills and capability to manage growth and change; compliance with existing and changing regulations across numerous countries, territories and jurisdictions; the risk of litigation; the risks related to corporate responsibility; the risks associated with the Group’s financial stability and its ability to borrow and satisfy debt covenants; and the risks associated with the Group’s ability to maintain adequate insurance.

The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2013.

Holiday Inn received the highest numerical score among mid-scale full service hotels in the proprietary J.D. Power 2011-2013 North America Hotel Guest Satisfaction Index Study(SM). 2013 study based on responses from 68,787 guests measuring 4 mid-scale full service hotels and measures opinions of guests who stayed in a hotel June 2012-May 2013. Proprietary study results are based on experiences and perceptions of consumers surveyed July 2012-May 2013. Your experiences may vary. Visit jdpower.com.

Designed and produced

by Addison Group

www.addison-group.net

Managed by RR Donnelley

This Report is printed on Satimatt Green which is manufactured using 75% post-consumer recycled fibre and 25% FSC® certified virgin fibre. Both the manufacturing mills and printer are ISO 14001 and FSC® certified.

188 IHG Annual Report and Form 20-F 2013

InterContinental Hotels Group PLC

Broadwater Park, Denham,

Buckinghamshire UB9 5HR

United Kingdom

Tel +44 (0) 1895 512 000

Fax +44 (0) 1895 512 101

Web www.ihgplc.com

Make a booking at www.ihg.com

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

By:	/s/ Paul Edgecliffe-Johnson
	Name:	Paul Edgecliffe-Johnson
	Title:	Chief Financial Officer

Date: February 26, 2014