Form 20-F/A
period 2013-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2015-02-25
CIK 858446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No. 1

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F (this “Form 20-F/A”) is being filed solely to correct a typographical error contained in Exhibit 13(a) (certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 of InterContinental Hotels Group PLC (the “Registrant”), which was originally filed on February 26, 2014 (the “Original Form 20-F”).

This Form 20-F/A is filed in its entirety and includes corrected and currently dated Exhibit 13(a) certifications. In addition, this Form 20-F/A includes currently dated Exhibit 12(a) and Exhibit 12(b) certifications (certification pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002).

This Form 20-F/A makes no changes to the financial statements of the Registrant included in the Original Form 20-F. Except as described above, this Form 20-F/A does not amend, update or restate the information in any other item of the Original Form 20-F or reflect any events that have occurred after the filing of the Original Form 20-F.

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

Exhibit 4(a)(i)[1]

Contribution agreement relating to the InterContinental New York Barclay between Barclay Operating Corp., InterContinental Hotels Group Resources, Inc., Constellation Barclay Holding US, LLC, and 111 East 48th Street Holdings, LLC dated 19 December 2013 (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)

Exhibit 4(a)(ii)[1]

Asset sale and purchase agreement relating to the Intercontinental Hotel, Park Lane, London between Hotel Inter-Continental London Limited, Constellation Hotel (Opco) UK S.A., and Six Continents Limited dated 27 March 2013 (incorporated by reference to Exhibit 4(a)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)

Exhibit 4(a)(iii)[1]

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

Amended and restated trust deed dated 9 November 2012 relating to a £750 million Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited (incorporated by reference to Exhibit 4(a)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 March 2013)

Exhibit 4(c)(i)[1]

Employment Agreement between Six Continents Limited and Paul Edgecliffe-Johnson’s dated 6 December 2013, commencing on 1 January 2014 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)

Exhibit 4(c)(ii)[1]

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

Exhibit 8[1]	List of subsidiaries as at 31 December 2013 (incorporated by reference to Exhibit 8 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)

Exhibit 12(a)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 12(b)	Certification of Paul Edgecliffe-Johnson filed pursuant to 17 CFR 240.13a-14(a)

Exhibit 13(a)	Certification of Richard Solomons and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

Exhibit 15(a)	Consent of independent registered public accounting firm, Ernst & Young LLP

[1]	Incorporated by reference.

Additional Information 183

Form 20-F cross-reference guide

Item	Form 20-F caption	Location in this document	Page
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information:
	3A – Selected financial data	Shareholder Information: Selected five-year consolidated financial information	176-177
		Shareholder Information: Dividend history	178
	3B – Capitalisation and indebtedness	Not applicable	–
	3C – Reason for the offer and use of proceeds	Not applicable	–
	3D – Risk factors	Group Information: Risk Factors	164-167
4	Information on the Company
	4A – History & development of the company	Group Information: History and developments	164
		Shareholder Information: Return of funds	178
		Contact details	182
	4B – Business overview	Strategic Report	10-53
		Group Information: Working Time Regulations 1998	170
	4C – Organisational structure	Group Financial Statements: Note 36 – Principal operating subsidiary undertakings	153
	4D – Property, plant & equipment	Strategic Report: Disciplined Execution – Commitment to responsible business practices: Global greenhouse gas emissions	33
		Group Financial Statements: Note 10 – Property, plant and equipment	128
4A	Unresolved staff comments	None	–
5	Operating and financial review & prospects
	5A – Operating results	Strategic Report: Performance	40-53
		Group Financial Statements: Accounting policies	111-116
	5B – Liquidity and capital resources	Strategic Report: Performance – Liquidity and capital resources	52-53
		Group Financial Statements: Note 18 – Cash and cash equivalents	134
		Group Financial Statements: Note 21 – Financial risk management	135-137
		Group Financial Statements: Note 22 – Loans and other borrowings	138
		Group Financial Statements: Note 23 – Derivative financial statements	139
		Group Financial Statements: Note 24 – Fair value measurement	140-141
	5C – Research and development; intellectual property	Not applicable	–
	5D – Trend information	Not applicable	–
	5E – Off-balance sheet arrangements	Strategic Report: Performance – Liquidity and capital resources	53
	5F – Tabular disclosure of contractual obligations	Strategic Report: Performance – Liquidity and capital resources	53
	5G – Safe harbour	Additional Information: Forward-looking statements	188
6	Directors, senior management and employees
	6A – Director and senior management	Corporate Governance: Board of Directors’ and Executive Committee biographies	57-60
	6B – Compensation	Directors’ Remuneration Report	74-97
		Group Financial Statements: Note 26 – Retirement benefits	142-145
		Group Financial Statements: Note 28 – Share-based payments	147-150
	6C – Board practices	Corporate Governance	61-72
	6D – Employees	Strategic Report: Winning Model – Preferred brands delivered through our people	20-23
		Group Financial Statements: Note 3 – Staff costs and Directors’ emoluments	123
		Group Information: Working Time Regulations 1998	170
	6E – Share ownership	Corporate Governance: Relations with shareholders	70-72
		Directors’ Remuneration Report	90-96
		Additional Information: Executive Committee members’ shareholdings	167
		Group Financial Statements: Note 28 – Share-based payments	147-150
7	Major shareholders and related party transactions
	7A – Major shareholders; Host country shareholders	Directors’ Report	72-73
		Shareholder Information: Shareholder profiles	180
	7B – Related party transactions	Group Financial Statements: Note 14 – Investment in associates and joint ventures	132
		Group Financial Statements: Note 33 – Related party disclosures	152
	7C – Interests of experts & counsel	Not applicable	–
8	Financial Information
	8A – Consolidated statements and other	Statement of Directors’ Responsibilities	100
	financial information	Independent Auditor’s US Report	103
		Group Financial Statements	99-153
		Shareholder Information: Legal proceedings	172
	8B – Significant changes	None	–

184 IHG Annual Report and Form 20-F 2013

Item	Form 20-F caption	Location in this document	Page
9	The offer and listing
	9A – Offer and listing details	Shareholder Information: Share price information	179
	9B – Plan of distribution	Not applicable	–
	9C – Markets	Shareholder Information: Share price information	179
	9D – Selling shareholders	Not applicable	–
	9E – Dilution	Not applicable	–
	9F – Expenses of the issue	Not applicable	–
10	Additional information
	10A – Share capital	Not applicable	–
	10B – Memorandum and articles of association	Group Information: Articles of Association	170
	10C – Material contracts	Group Information: Material contracts	170-171
	10D – Exchange controls	Group Information: Exchange controls	172
	10E – Taxation	Shareholder Information: Taxation	173
	10F – Dividends and paying agents	Not applicable	–
	10G – Statement by experts	Not applicable	–
	10H – Documents on display	Shareholder Information: Investor Information – Documents on display	181
	10I – Subsidiary information	Not applicable	–
11	Quantitative & qualitative disclosures	Strategic Report: Performance – Market risk disclosures	53
	about market risk	Group Financial Statements: Note 21 – Financial risk management	135-137
12	Description of securities other than equity securities
	12A – Debt securities	Not applicable
	12B – Warrants and rights	Not applicable
	12C – Other securities	Not applicable
	12D – American depositary shares	Group Information: Description of securities other than equity securities	168
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and Procedures
	15A – Controls and Procedures	Shareholder information: Disclosure controls and procedures	175
	15B – Management’s annual report on internal control over financial reporting	Statement of Directors’ Responsibilities: Management’s report on internal control over financial reporting	100
	15C – Attestation report	Independent Auditor’s US Report	103
	15D – Changes in internal controls over financial reporting	Statement of Directors’ Responsibilities: Management’s report on internal control over financial reporting	100
16	16A – Audit committee financial expert	Corporate Governance: Audit Committee Report	66
	16B – Code of ethics	Strategic Report: Disciplined Execution – Commitment to responsible business practices	31
		Shareholder Information: Summary of significant corporate governance differences from NYSE listing standards – Code of Conduct	175-176
	16C – Principal accountant fees and services	Group Financial Statements: Note 4 – Auditor’s remuneration paid to Ernst & Young LLP	123
	16D – Exemptions from the listing standards for audit committees	Not applicable	–
	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder Information: Purchases of equity securities by the Company and affiliated purchasers	179
	16F – Change in registrant’s certifying accountant	Not applicable	–
	16G – Corporate governance	Shareholder Information: Summary of significant corporate governance differences from NYSE listing standards	175-176
	16H – Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Group Financial Statements[1]	100-153
19	Exhibits	Additional Information: Exhibits	183

[1]	The Parent Company Financial Statements and the Audit Report and Notes thereto, on pages 156 to 161 should not be considered to form part of IHG’s Annual Report on Form 20-F.

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

188 IHG Annual Report and Form 20-F 2013

InterContinental Hotels Group PLC

Broadwater Park, Denham,

Buckinghamshire UB9 5HR

United Kingdom

Tel +44 (0) 1895 512 000

Fax +44 (0) 1895 512 101

Web www.ihgplc.com

Make a booking at www.ihg.com

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

By:	/s/ Paul Edgecliffe-Johnson
	Name:	Paul Edgecliffe-Johnson
	Title:	Chief Financial Officer

Date: February 25, 2015