Form 20-F
period 2014-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2015-02-26
CIK 858446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10409

InterContinental Hotels Group PLC

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Broadwater Park,

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of 15 265/329 pence each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 15 265/329 pence each	236,117,256

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

InterContinental Hotels Group

EVEN
HOTEL

Annual Report and Form 20-F 2014

InterContinental Hotels Group

Contents

Strategic Report
2	IHG at a glance
4	Our preferred brands
6	Chairman’s statement
8	Chief Executive Officer’s review
10	Industry overview
12	Our business model
14	Our strategy for high-quality growth
16	Winning Model
18	Targeted Portfolio
20	Our Winning Model and Targeted Portfolio in action
22	Disciplined Execution
24	Doing business responsibly
26	Risk management
30	Key performance indicators
34	Performance

Governance
54	Chairman’s overview
55	Corporate Governance
57	Who is on our Board of Directors
60	Who is on our Executive Committee
65	Audit Committee Report
68	Corporate Responsibility Committee Report
69	Nomination Committee Report
70	Statement of compliance with the UK Corporate Governance Code
72	Directors’ Report
76	Directors’ Remuneration Report

Group Financial Statements
94	Statement of Directors’ Responsibilities
99	Independent Auditor’s US Report
100	Group Financial Statements
107	Accounting policies
114	Notes to the Group Financial Statements

Additional Information
162	Group information
171	Shareholder information
179	Useful information
181	Exhibits
182	Form 20-F cross-reference guide
184	Glossary
186	Forward-looking statements

Strategic Report

The Strategic Report on pages 2 to 51 was approved by the Board on 16 February 2015

George Turner, Company Secretary

Dream

‘Guest Journey’ – Step One

The Dream phase of the ‘Guest Journey’ is one of the most exciting parts of travel for many of our guests as they research, seek inspiration, and dream, about their future trip.

Front cover: EVEN Hotel, Rockville, Maryland, US

IHG Annual Report and Form 20-F 2014

IHG at a glance

Our strategy for high-quality growth

We focus on strengthening our portfolio of preferred and differentiated brands, building scale in key markets, creating a long-lasting relationship with our guests and delivering revenue to hotels through the lowest cost, direct channels. Our proposition to owners is highly competitive and drives superior returns.

We execute our asset-light strategy in the most attractive, high-growth markets and industry segments. We take a disciplined approach to capital allocation, investing for the future growth of our brands. This enables us to drive sustainable growth in our profitability and deliver superior shareholder returns over the long term.

Our strategy is detailed on pages 14 to 33.

Our business model

We predominantly franchise our brands to, and manage hotels on behalf of, third-party owners; our focus is therefore on building preferred brands and strong revenue delivery systems.

Franchised:

4,096 hotels (514,984 rooms)*

2013: 3,977 hotels (502,187 rooms)

Managed:

735 hotels (192,121 rooms)*

2013: 711 hotels (180,724 rooms)

Owned and leased:

9 hotels (3,190 rooms)*

2013: 9 hotels (3,962 rooms)

Our business model is detailed on pages 12 and 13.

Our portfolio of brands is detailed on pages 4 and 5.

Our revenue delivery systems are detailed on pages 17 and 22.

Hotels in the IHG System pay IHG:

• management and/or franchise fees; and

• assessments and contributions which are collected for specific use within the System Fund (this does not result in profit or loss for IHG).

Information on the System Fund is detailed on page 49.

Group highlights*

+6%: $23bn†

Total gross revenue in IHG’s System (2013: $21.6bn†)

Group Revenue down 2% to $1,858m‡ (2013 : $1,903m§)

-3%: $651m‡

Total operating profit before exceptional items (2013: $668m§)

+10%: 77¢ (48.6p)

2014 Full-year dividend ¶ (2013: 70.0¢ (43.2p))

+6.1%

Revenue per available room** (2013: +3.8%)

710,295 rooms (4,840 hotels) operating in the IHG System

+7%

Fee revenue†† (2013: + 4%). Driven by 6.1% (2013: 3.8%) of RevPAR growth and 3.4% (2013: 1.6%) net IHG System size growth

Our global and regional performance is set out on pages 34 to 51.

*   Unless otherwise stated, all facts and figures as at 31 December 2014.

†   This comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributed to IHG.

‡   Includes two liquidated damages receipts in 2014: $7m, both in The Americas.

§   Includes three liquidated damages receipts in 2013; $31m in The Americas, $9m in Europe and $6m in AMEA.

¶   Subject to shareholder approval of 2014 final dividend.

**   Total IHG System rooms revenue divided by the number of room nights available.

††  Group revenue excluding owned and leased hotels, managed leases and significant liquidated damages. Growth stated at constant currency.

2

Where we operate

We operate in nearly 100 countries globally.

IHG Annual Report and Form 20-F 2014

Our preferred brands

Each of the brands in our portfolio are complementary and differentiated to meet the changing, multifaceted needs of our guests and be commercially compelling to third-party hotel owners.

Supported by the IHG brand and IHG Rewards Club (our loyalty programme), our portfolio of hotel brands is aimed at meeting evolving guests’ needs.

Driving brand preference for our guests

Each of our brand strategies revolves around guest research and insight, allowing us to develop each brand to deliver unique guest experiences against specific needs, occasions and price points.

To drive brand preference, our brands must deliver a truly holistic experience for our guests, from the moment travel plans are conceived, across the planning and booking experience, throughout the hotel stay and thereafter – we call this the ‘Guest Journey’ (see pages 17 and 22).

In January 2015, we acquired Kimpton Hotels & Restaurants, the world’s largest independent boutique hotel operator. This, alongside Hotel Indigo and EVEN Hotels, strengthens our brand portfolio and creates a leading boutique and lifestyle hotel business in one of the fastest growing industry segments (see page 21).

Delivering preferred brands by our people

We recognise that our people deliver the brand experience for our guests and we therefore invest heavily in our talented people (see page 23).

Having preferred brands for owners

Given our asset-light business model, strong owner relationships are vital to building scale (see pages 16 and 17). Integral to this, is a portfolio comprising strong, clearly defined brands enabling third-party hotel owners to choose the right IHG brand for their hotel.

180† Hotels open 61,235† Rooms open 50† Hotels in the pipeline 15,664† Rooms in the pipeline

InterContinental® Hotels & Resorts

Our international luxury brand is located in most of the world’s key cities and many resort destinations across more than 60 countries worldwide. The brand’s ethos is to provide insightful, meaningful experiences to our guests to make their world feel bigger.

24† Hotels in the pipeline 7,551† Rooms in the pipeline

HUALUXE® Hotels and Resorts

Launched in March 2012, it was the first luxury international hotel brand where every element has been designed specifically to suit the tastes and sensibilities of the Chinese guest. It focuses on the unique aspects of Chinese etiquette, the importance of rejuvenation, status recognition, local customs and heritage.

406† Hotels open 113,562† Rooms open 92† Hotels in the pipeline 25,336† Rooms in the pipeline

Crowne Plaza® Hotels & Resorts

With hotels in major business centres around the world, Crowne Plaza is our modern business hotel dedicated to business travel that is ever more flexible, more connected, and more mobile. We enable our guests to be their most productive by simply making business travel work.

61† Hotels open 6,731† Rooms open 63† Hotels in the pipeline 9,096† Rooms in the pipeline

Hotel Indigo®

Hotel Indigo artfully combines the unique design and authentic local experiences of a boutique hotel, with the ease and peace of mind of a recognised brand name. Each hotel reflects the local culture, character and history of the surrounding area.

1,212†* Hotels open 225,159†* Rooms open 269†§ Hotels in the pipeline 52,713†§ Rooms in the pipeline

Holiday Inn®

At Holiday Inn, we believe the joy of travel is for everyone. Warm and friendly, Holiday Inn has been opening its doors to guests since 1952, affordably blending the familiar with the new, and putting everyone at ease no matter the reason for their stay.

Holiday Inn Resort® properties offer great value, warm and friendly service and the peace of mind of a trusted brand name. The Holiday Inn Resort brand champions the family holiday.

Holiday Inn Club Vacations® is a vacation ownership club that opens the door to the joy of owning a vacation home. The portfolio is a collection of resorts in the US, offering spacious villa accommodation for families in great vacation destinations.

2,365† Hotels open 229,110† Rooms open 522† Hotels in the pipeline 62,954† Rooms in the pipeline

Holiday Inn Express®

Holiday Inn Express champions smart and simple travel for everyone. We support guests without hassle, without complication, without extravagance – but always with a warm smile. Our mantra is ‘everything you need, nothing you don’t’.

* Includes 12 Holiday Inn Club Vacations properties (4,027 rooms) and 42 Holiday Inn Resort properties (9,904 rooms). § Includes 18 Holiday Inn Resort properties (4,412 rooms).

322† Hotels open 30,708† Rooms open 89† Hotels in the pipeline 7,717† Rooms in the pipeline	Candlewood Suites® IHG’s extended-stay brand in North America aimed at providing guests with a relaxed, casual and home-like environment at a great value.	205† Hotels open 22,409† Rooms open 99† Hotels in the pipeline 10,908† Rooms in the pipeline	Staybridge Suites® IHG’s extended-stay brand for business and leisure travellers who are spending an extended time away from home and prefer a warm, home-like and community environment.

2† Hotels open 296† Rooms open 3† Hotels in the pipeline 584† Rooms in the pipeline	EVENTM Hotels Launched in February 2012, the brand was created to meet the large and growing demand for a hotel brand to help wellness-minded travellers maintain their balance on the road.	62‡ Hotels open 11,300‡ Rooms open 16‡ Hotels in the pipeline 3,000‡ Rooms in the pipeline

Kimpton® Hotels & Restaurants

Acquired by IHG in January 2015, this is a leading collection of boutique hotels and award-winning destination restaurants in the US. The brand is renowned for its distinctive design and personal approach to guest service, using thoughtful perks and amenities and a sense of fun to make them feel truly at home.

† As at 31 December 2014. ‡ These were part of the acquisition which completed on 16 January 2015.		IHG System size of 4,840 hotels (710,295 rooms) includes 87 hotels (21,085 rooms) that are unbranded.

IHG Annual Report and Form 20-F 2014

Chairman’s statement

We have continued to execute our strategy to deliver high-quality growth. Our strong performance was underpinned by our successful Winning Model, which is our framework for delivering value for our shareholders and owners through our portfolio of preferred brands, talented people and leading revenue delivery systems.

“We made excellent progress against our well-established strategy to deliver high-quality growth and returned over $1 billion to shareholders.” Patrick Cescau Chairman

Our highlights in 2014 included the opening of the first two hotels under the EVEN Hotels brand, and the progress made in both strengthening our digital offer and enhancing our loyalty programme, IHG Rewards Club, with the aim of building lifetime loyalty with our guests and enhancing their experience with our brands before, during, and after, their stay. We also continued our strong track record of delivering attractive returns for shareholders, with over $1 billion (including ordinary dividends) returned in the year.

We ended the year on a high, with the announcement that we had agreed to acquire Kimpton Hotels & Restaurants, making IHG the clear market leader in the boutique segment.

I have seen, first hand, this momentum in the business. I have visited many hotels in our established markets, as well as our growth markets, and I continue to be enormously impressed. Our continued success is testament to our strong relationship with our owners and the passion and commitment our 350,000 colleagues globally bring to the business on a daily basis.

   Views on the year as a

   whole

With hotels in nearly 100 countries around the world, our scale position has been a key driver of our consistently strong performance. It allowed us to allocate resources in a focused way to grow in our attractive markets (described on page 18), whilst ensuring we maintain a strong presence in growth markets of the future.

One of IHG’s greatest strengths is our ability to adapt and evolve in a changing global landscape. We are a dynamic business. In 2014, we saw some of the world’s biggest economies return to growth and others faced uncertainty in the shape of natural, economic and political upheaval. In this context, our expertise and discipline was critical to us delivering consistently good results.

   Shareholder returns

We remain committed to delivering long-term shareholder value, returning surplus funds to our shareholders and thereby maintaining an efficient balance sheet with an investment grade credit rating. In the 11 years since IHG became a standalone business, we have consistently delivered superior and sustainable returns for our shareholders. In May 2014, we announced a $750 million special dividend with share consolidation which we paid on 14 July 2014. During the year, we also successfully completed our $500 million share buyback programme. In total, we have now returned $10.4 billion (including ordinary dividends) to shareholders since our 2003 demerger.

I am pleased to announce that the Board is recommending a final dividend of 52 cents (33.8 pence) per ordinary share, an increase of 11 per cent on the final dividend for 2013, resulting in a full-year dividend of 77 cents (48.6 pence) per share, up 10 per cent on 2013.

Total Shareholder Return was 32 per cent in the year; the 10th best performance in the FTSE 100.

InterContinental Paris - Le Grand, France                                       Crowne Plaza Costa Mesa Orange County, California, US

The Board and its areas of focus

IHG is an ambitious company with an impressive scale position and a proven strategy for high-quality growth. Ensuring we have the right balance of skills, style and expertise at both the Board level and across the business is an important factor in supporting our future growth (see pages 57 to 62).

In last year’s Annual Report, I said how impressed I was by the strength and diversity of the IHG Board. This continues to be the case. I also stressed the importance of evolving the composition of the Board to best support the business as it grows and develops.

In 2014, a key priority for me was to appoint a Non-Executive Director with a strong background in consumer-facing technology. On 1 September 2014, we were therefore delighted to welcome Jo Harlow to the Board and as a member of the Audit, Nomination and Remuneration Committees. Jo has a wealth of experience and knowledge, particularly on the role digital technology plays in driving consumer behaviour.

On 31 December 2014, Jonathan Linen retired from the Board and I would like to thank him for his tremendous contribution to IHG. In December 2014, we announced that Kirk Kinsell would step down from the Board and his role as President of our Americas business on 13 February 2015. Kirk was succeeded by Elie Maalouf as Chief Executive Officer, The Americas, who became a member of IHG’s Executive Committee. We are also pleased that, effective from 1 March 2015, Anne Busquet will be joining the Board as a Non-Executive Director and she will also sit on the Audit, Nomination and Corporate Responsibility Committees. Anne has an impressive breadth of experience in digital commerce, hospitality, finance and marketing.

During the year, the Board remained focused on IHG’s strategy and the execution of our Winning Model, as well as on maintaining our deep understanding of both the risks facing the business and the controls we have in place. These are further described on pages 14 to 33.

Governance

High standards of corporate governance are fundamental to the way IHG operates and reflect our values and commitment to being a truly responsible business. In last year’s Annual Report, we explained how we had commissioned a formal evaluation of the Board from an external independent consultant. This year we undertook an internal Board effectiveness evaluation and internal performance evaluations of each Director. The Board also considered the performance of each of its Committees. It was confirmed that the Board and its Committees were operating effectively, and that each Director continues to bring relevant knowledge, diversity of perspective, an ability and willingness to challenge and retains a strong commitment to the role. The progress against our 2013 evaluation, and details of our 2014 evaluation and action plan, can be found on pages 63 and 64.

Detailed information on our Board and governance processes, including the Directors’ Remuneration Report, can be found on pages 54 to 91.

In line with our commitment to responsible business practices (see pages 24 and 25), this year, we have decided to produce a broader Responsible Business Report in place of the Corporate Responsibility Report, which can be downloaded at www.ihgplc.com/responsiblebusiness.

Outlook

We continue to remain confident in the long-term growth prospects of the hotel industry. There are some major structural tailwinds and socio economic trends which mean that the hotel industry will experience significant growth into the future. Our proven strategy for high-quality growth means that we are well placed to continue to outperform.

Patrick Cescau

Chairman

IHG Annual Report and Form 20-F 2014

Chief Executive Officer’s review

2014 was an excellent year for IHG. We made significant progress in delivering our winning strategy for high-quality growth, and reported strong financial and operational performance. We also made good progress with our asset-light strategy.

“IHG is in a position of strength, a position which has been enhanced by another year of delivery against our strategic priorities.”

Richard Solomons

Chief Executive Officer

IHG is in a position of strength, a position which has been enhanced by another year of excellent delivery against our strategic priorities. We remained focused on building our compelling scale position in what is a growing global marketplace, as we continued to build, develop, and shape our business and our brands for the future. We achieved strong RevPAR performance, opened the highest number of hotels since 2009 and reported growth in net System size.

We also made good progress with our asset-light strategy with the sale of InterContinental Mark Hopkins San Francisco and the disposal of 80 per cent of our interest in InterContinental New York Barclay, as well as the acceptance of a binding offer for InterContinental Paris – Le Grand.

Our Winning Model

The Winning Model is our framework for delivering value for our shareholders and owners through our portfolio of preferred brands, talented people and leading revenue delivery systems. We are focused on delivering against all components of this model, combining it with a targeted approach to building our portfolio and disciplined execution, all underpinned by our commitment to being a responsible business. On pages 16 and 17, we have set out why each element of the model is so critical to our business and have provided more detail on the excellent progress we made during the course of 2014. This includes our superior owner proposition. On our website, www.ihgplc.com/ihgowners, you will find a message from Buggsi Patel, 2014 Chairman of the IHG Owners Association, on his highlights from the year.

Our acquisition of Kimpton Hotels & Restaurants (see page 21), which completed in January 2015, is an example of how each element of the model came into play and will help support our ambitions for the brand in the medium term.

Our Winning Model in action

Kimpton Hotels & Restaurants is a well-established and highly successful business that has grown to become the world’s leading boutique hotel business with a portfolio of world-class hotels and destination restaurants. This distinctive and innovative brand fits perfectly into our brand family, alongside our highly successful Hotel Indigo and EVEN Hotels brands, creating the world’s largest boutique hotel business. We will use our scale, network of owner relationships and powerful digital platforms to accelerate its growth both within the US and globally
(see page 21).

Our scale

With a five per cent share of the global industry supply of rooms and 13 per cent of the active industry pipeline, IHG enjoys significant scale advantages in what is a competitive industry. During 2014, we continued to build our scale, focusing on our priority markets such as the United States and Greater China (see page 18). This resulted in us achieving a series of milestones in the year, including our highest ever number of hotel openings in Greater China
(see pages 19 and 46 to 48).

Epic Miami, A Kimpton Hotel, Florida, US               EVEN Hotel Rockville, Maryland, US              HUALUXE Hotels and Resorts, People’s Republic of China

Our brands

Our award-winning preferred brands continued to go from strength to strength. InterContinental Hotels & Resorts is twice the size of any other luxury hotel brand and the Holiday Inn brand family is the largest global mainstream brand. We also opened the 400th Crowne Plaza hotel and 200th Staybridge Suites hotel during the year.

The number of awards our brands receive externally is remarkable, reflecting the work we have been doing to build awareness, recognition and guest satisfaction. In 2014 alone, our brands won over 300 global, regional and hotel level awards.

For the sixth consecutive year, InterContinental Hotels & Resorts was named ‘World’s Leading Hotel Brand’ at the 2014 World Travel Awards; and for the tenth consecutive year, IHG Rewards Club has been recognised as ‘Best Hotel Rewards Programme in the World’ by Global Traveler magazine. IHG as a company also had a successful year – we were listed as one of FORTUNE Magazine’s ‘World’s Most Admired Companies’, named as the ‘Best British Business’ in China and came third in The Sunday Times ‘25 Best Big Companies to Work For’ list.

Innovating for the future

We have continued to build on our long history of innovation to help us both navigate and evolve our business for success in what is a changing world. This is supported by our focus on delivering preferred brands, building lifetime relationships with our guests and developing our strong direct channels.

In 2014, we opened the first two EVEN Hotels (see page 20) to critical acclaim, and in February 2015, we opened the first hotel for the HUALUXE Hotels and Resorts brand. Both of these new brands address previously unmet guests’ needs.

We have also taken an innovative approach to evolving our loyalty and digital offer around the ‘Guest Journey’ with the launch of initiatives such as Mobile Check-in and Check-out and further improvements to our number one rated mobile app. Continuing to evolve and enhance our digital capabilities will be a key area of focus for us over the coming years.

Trust

In the context of this changing landscape, the theme of ‘Trust’ was more important than ever and was the main theme of our 2015 Trends Report (see page 10 for more details). The report argues that ‘Trust Capital’ is now the ‘4th C’ of organisational value – alongside Human, Financial and Intellectual Capital – and is a key factor for consumers in making brand choices. Our people play a critical role in building trust with our guests and owners. They are responsible for delivering a differentiated brand experience for our guests (see pages 16 and 23) and as such we work hard to build our ‘winning culture’ and our employer brand and maintain our high Employee Engagement survey scores
(see page 32).

Responsible Business

Operating as a Responsible Business underpins each of our strategic priorities and is a commitment everyone working at IHG is responsible for delivering (see page 24 and 25). We made excellent progress with each of our three corporate responsibility programmes during the course of the year. We announced the global roll-out of our environmental sustainability tool, IHG Green Engage, as a brand standard, which was a powerful demonstration of our commitment to protecting the environment. More recently, we announced the opening of our 600th IHG Academy. Launched in 2006, the programme provides local people with bespoke skills-development and employment opportunities. Finally, our disaster relief programme, IHG Shelter in a Storm, responded to 18 disasters in nine countries.

Finally, I would like to take this opportunity to thank those who work across IHG and its brands globally for the energy and enthusiasm they bring to the business. With their support, and together with our owners, we can look forward to another excellent year ahead.

Richard Solomons

Chief Executive Officer

IHG Annual Report and Form 20-F 2014

Industry overview

Where the industry is now

The global hotel industry

The global hotel industry comprises approximately 15.5 million rooms and is broadly segmented into branded (multiple hotels under the same brand name) and independent (non-branded) hotels. Growth in demand is driven by economic growth and an increasing trend for domestic and global travel, resulting in part from favourable demographics and the globalisation of travel.

Over the long term, the lodging industry has grown broadly in line with Gross Domestic Product (GDP). In the US market (which is the largest market in terms of number of rooms), growth in consumer spend on lodging has exceeded GDP growth by two percentage points per annum over the last 50 years.

There are a number of industry metrics that are widely recognised and used to track performance and we actively monitor these. These include revenue per available room (RevPAR), average daily rate and rooms supply growth.

Global industry RevPAR growth (2014 v 2013)

IHG’s Key performance indicators (KPIs) are set out on pages 30 to 33.

The branded hotel market

The branded hotel market is estimated to account for 53 per cent of the total hotel market. We benchmark our performance against the largest branded players that we consider to be our peer group, with a similar system size and pipeline to ours and who operate in similar market segments to us (as explained on page 18).

Five of the leading branded hotel companies (IHG, Accor, Hilton, Marriott and Starwood) account for approximately 30 per cent of the total branded hotel market in terms of open rooms, and 65 per cent of the development pipeline (hotels in planning and under construction but not yet open).

In the US, around 70 per cent of the industry supply is branded. In fast developing markets, such as China and India, penetration of international brands is, however, lower, at around 45 to 55 per cent. This level of international brand penetration is expected to increase significantly over the coming decades, as large global branded hotels gain traction due to the advantages of reliability, guest safety and security, consistency of standards and the ability to invest in customer experience and technology. IHG has measures in place for all of these – see Our Strategy and Managing Risks on pages 14 to 29.

Source: Smith Travel Research for all of the above industry facts.

The different business models within the hotel industry

The global hotel industry operates under a number of different business models, depending on whether a hotel is branded or independent. The four models typically seen are owned, leased, managed and franchised:

•	owned hotels are owned and operated by an owner who bears all the costs associated with the hotel but also benefits from all of the income;

•	a leased model is similar, except that the owner-operator of a hotel does not have outright ownership of the hotel but pays rental fees to the ultimate owner of the property;

•	under a managed model, the owner of a hotel uses a third-party manager to operate the hotel on its behalf and pays the manager management fees and, if the hotel is operated under a third-party brand name, brand licensing fees; and

•	a franchised hotel is owned and operated by an owner under a third-party brand name, and the owner pays a brand licensing fee to the brand owner.

Other models, such as pay-for-performance or commission-based, are sometimes used by independent hotels to benefit from a brand’s booking distribution system (for example, hotel collections).

Whilst an owner-operated hotel enables the owner to have full control over the hotel operation, it requires high capital investment. In contrast, for hotel brand owners, a managed or franchised model enables quicker rooms growth due to the lower capital investment, but this requires strong relationships with third-party hotel owners. As a franchisor and manager, we therefore recognise that our owner proposition is a key part of our strategy.

IHG’s business model, which is a predominantly managed and franchised model, is set out on pages 12 and 13.

IHG’s 2015 Trends Report: Building Trust Capital: The new business imperative in the Kinship Economy – released in January 2015
The third in our series of Trends Reports focused on consumer insights impacting the hospitality industry and business in general. Our 2015 Report identifies the importance for companies to build brand and organisational trust. It demonstrates how to build Trust Capital with different demographics and across different geographies, unveiling a blueprint of seven principles for making it the core driver of an organisation.
Further details about all three Trends Reports can be found at www.ihgplc.com/trends_report

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

In developed markets, recent industry revenue growth has been driven largely by an increase in the room rate as occupancy levels have returned to previous peak levels, but the growth in supply of rooms has been below the long-term average. In emerging markets, growth has been a result of both an increase in room rate and the supply of rooms. The industry is also impacted in the short term by local market economic or political factors.

Long-term drivers and global trends

In the long term, growth in the hotel industry is driven by a number of trends:

Economic

The travel and hotel industries have benefited substantially from long-term macroeconomic trends. Global GDP growth in the last 10 years of approximately 3.6 per cent per annum has contributed to increasing disposable income and a greater number of middle-class households, particularly in emerging markets such as Greater China, with a greater propensity to travel.

Improvements in physical infrastructure, particularly in emerging markets, have allowed hotels to meet the needs of guests more effectively and to open up new destinations for travel.

Our growth strategy focuses on 10 priority markets comprising both developed and emerging ones.

Demographic

Traveller demographics are continuously evolving. Many travellers travel for a variety of reasons and no longer for a singular purpose, such as only business or leisure. Across the globe, the types of traveller can range from single people to multi-generation families. The younger workforce is driving more diverse and informal working patterns, with an expectation that hotels can cater for flexible working arrangements. A growing ageing population with the desire, and means, to travel is also expected to significantly increase travel flows and lead to an overall increase in demand for travel services.

Having a portfolio of distinct and complementary brands enables IHG to meet a range of guests’ needs and occasions at differing price points.

Social

Other trends also provide new opportunities for increased travel. Growing competition and capacity amongst airlines, lower air fares and more relaxed travel restrictions in many regions have made international travel a viable option for an increasing number of people. Worldwide, international tourist travel is expected to increase by 3.3 per cent a year from 2010 to 2030 reaching 1.8 billion by 2030, according to the UNWTO.

Increasingly, travellers are concerned about the sustainability of hotels and their impact on the environment and local communities.

We are committed to responsible business practices from environmental sustainability to supporting our local communities.

Technology

Technology is playing an increasingly important role in both shaping the travel industry and in guests’ appreciation of their entire travel experience. The internet, increasingly accessed through mobile devices, has established itself as the preferred method to research, plan and book travel. In emerging markets, consumers are bypassing desktop PCs and going straight to mobile – there are twice as many smartphone users in China than internet users in the US.

The development of social networking has changed the way in which people think about travel, with the sharing of experiences, reviews and recommendations influencing research and decision-making. Travellers can make more informed decisions, and book their travel options with greater control and immediacy, leading to an increase in travel to a variety of destinations.

The ‘Internet of Things’ is an emerging trend that offers enormous potential. 75 billion devices are forecast to be internet-enabled by 2020 offering the potential to transform the in-hotel guest experience.

We focus on delivering across the entirety of the ‘Guest Journey’ and invest in developing strong technology platforms.

Competitors

These long-term drivers and global trends are changing the competitive landscape within the travel industry. Competitors are no longer simply branded or independent hotels, but also include companies offering alternative lodging solutions and search options, providing inspiration for travel ideas and aggregating a range of travel solutions. The consumer peer-to-peer rental market, which is largely unbranded, has also opened up a large supply of travel accommodation. However, many of these businesses are not subject to regulations such as fire and life safety, food safety and local industry regulations, which apply to traditional hotel operators.

For booking and distribution, hotel companies also compete with the increasingly sizeable travel intermediaries.

Our channel management strategic priority considers both direct and indirect booking and distribution channels.

What is IHG doing in light of these trends? See Our Strategy on pages 14 to 33

IHG Annual Report and Form 20-F 2014

Our business model

We predominantly franchise our brands to, and manage hotels on behalf of, third-party owners. Our asset-light strategy enables us to grow our business whilst generating high returns on invested capital.

We franchise and/or manage hotels depending largely on market maturity, owner preference and, in certain cases, on the particular brand. For example, in the US, a mature market, we operate a largely franchised business, working together with our owners to deliver preferred brands. By contrast, in Greater China, an emerging market, we operate a predominantly managed business where we are responsible for operating the hotel on behalf of our owners. We adapt this business model by market as necessary, for example, we also have managed leases (properties structured for legal reasons as operating leases but with the same characteristics as management contracts), partnerships and joint ventures.

The key differences in our three main models are summarised below:

	Number	% of our	Hotel	IHG capital	Employees*	Brand ownership,
	of hotels	portfolio	ownership	intensity		marketing and distribution
Franchised	4,096	84.6%	Third party†	Low	Third party
Managed	735	15.2%	Third party†	Low	IHG and third party	IHG
Owned and leased	9	Less than 1%	IHG	High	IHG

*	For information on who are our employees and how we invest in our talent, see page 23.
†	We are committed to delivering a compelling and preferred offer to our hotels owners through our owner proposition – see page 17.

In 2014, over 90 per cent of our operating profit was generated from our asset-light management and franchise contracts. In addition, approximately 85 per cent of our fee-based income was derived from hotel revenues, and 15 per cent was principally from management fees linked to hotel profits.

The asset-light approach, and franchised and managed business model:

•	is highly cash-generative, with a high return on capital employed; and

•	means IHG benefits from the reduced volatility of fee-based income streams and allows us to focus on growing our fee revenues and fee margins with limited requirements for IHG’s capital.

IHG Revenue and the System Fund

Third-party hotel owners pay: (i) fees to IHG in relation to licensing of our brands and/or our hotel management services; and (ii) assessments and contributions which are collected by IHG for specific use within the System Fund.

Disciplined approach to allocation of capital

Our focus on an asset-light business model is supported by a disciplined, long-term approach to allocating capital and reducing the asset intensity of the business. We seek to maintain an efficient balance sheet with an investment grade credit rating.

Our business is highly cash-generative, and we have three primary uses of the cash we generate:

•	Invest in the business to drive growth: This includes acquisitions of businesses and our day-to-day capital expenditures (see below).

•	Maintain sustainable growth in the ordinary dividend: Our 2014 full-year dividend will be 77 cents (48.6 pence) per share (subject to shareholder approval of the 2014 final dividend) – up 10 per cent on 2013 (see page 50).

•	Return surplus funds to shareholders: During 2014, we announced a $750 million return to shareholders via special dividend with share consolidation, and completed our $500 million share buyback (see page 50).

In support of our asset-light strategy, during 2014 we:

Disposals

•	completed the disposal of 80 per cent of our interest in InterContinental New York Barclay for $274 million;

•	sold InterContinental Mark Hopkins San Francisco for $120 million; and

•	announced a binding offer in respect of InterContinental Paris – Le Grand for €330 million ($406 million).

Acquisitions

•	announced the acquisition of Kimpton Hotels & Restaurants for $430 million – a fully asset-light business. This acquisition completed in January 2015.

IHG’s philosophy to capital expenditure

Capital expenditure incurred by IHG can be summarised as follows:

Capital expenditure	Examples

Maintenance capital expenditure and key money to access strategic growth, particularly into high-quality and sought-after opportunities

•  Maintenance of our owned and leased hotels, which will reduce as we become increasingly asset-light.

•  Corporate infrastructure maintenance, for example, in respect of our offices and systems.

•  Deployment of key money, which is used to access strategic opportunities, particularly in high-quality and sought-after locations when returns are financially and/or strategically attractive.

Recyclable investments to drive the growth of our brands and our expansion in priority markets

•  Through the acquisition of real estate, investment through joint ventures or via an equity stake.

•  We aim to seek to recycle this capital by selling these assets when the time is right and to reinvest elsewhere in the business and across our portfolio – we are currently doing this for our EVEN Hotels brand, just as we previously did for the Staybridge Suites and Hotel Indigo brands.

System funded capital investments for strategic investment to drive growth at hotel level	• The development of tools and systems that hotels use to drive performance.

For definitions, please refer to the Glossary on pages 184 and 185.

IHG Annual Report and Form 20-F 2014

Our strategy for high-quality growth

We focus on strengthening our portfolio of preferred and differentiated brands, building scale in key markets, creating a long-lasting relationship with our guests and delivering revenue to hotels through the lowest cost, direct channels. Our proposition to owners is highly competitive and drives superior returns.

We execute our asset-light strategy in the most attractive, high-growth markets and industry segments. We take a disciplined approach to capital allocation, investing for the future growth of our brands. This enables us to drive sustainable growth in our profitability and deliver superior shareholder returns over the long term.

Our purpose is to create Great Hotels Guests Love®

Great hotels guests love

Superior shareholder returns

Targeted Portfolio

Attractive markets

Highest opportunity segments

Managed and franchised model

Investment in developing great talent

Targeted Portfolio

See pages 12, 13, 18 and 19.

Management of our principal risks

See pages 28 and 29 for how IHG manages its principal risks and uncertainties.

Key performance indicators (KPIs)

We measure our performance against these strategic imperatives through a set of selected KPIs which monitor our success in achieving our strategy and measure the progress of the Group in delivering high-quality growth.

See pages 30 to 33.

IHG Annual Report and Form 20-F 2014

Winning Model

Our Winning Model is our framework for delivering value for our shareholders and owners through our portfolio of preferred brands, talented people and leading revenue delivery systems.

Key performance indicators (KPIs) and What we have done in 2014 See pages 30 to 33 How we manage principal risks See pages 28 to 29

Our portfolio of preferred brands See pages 4 and 5 Where we operate and detailed global and regional Performance See pages 34 to 51

Preferred brands delivered through our people

Why we think this is important

Having a strong portfolio of preferred brands is fundamental to our success. In a highly competitive industry, powerful well-defined, consistent and well-known brands assist both guests and owners in choosing an IHG brand over a competitor’s, as well as deciding which IHG brand meets their specific needs. Our people are critical in providing the guest experience, and our ‘winning culture’ encourages and empowers them to bring each of our differentiated brand experiences to life and provide high standards of guest service.

The value of building strong preferred brands results in increased RevPAR, as occupancy will be higher and guests will pay a higher rate to stay at their preferred brand, which, in turn, delivers better returns for our owners through an increase in total gross revenue.

What we are doing

We build brand preference by defining each of our brands so that they can provide a differentiated experience to meet both the targeted guest need and occasion and be consistent in the experience they deliver.

We have sharpened each of our brand strategies looking at a number of areas, from the brand ambition and position to the brand platform and strategic brand pillars, to ensure our portfolio meets the needs of the evolving guest and owner. We are also refreshing the brand standards for each of our brands to ensure they are up to date and relevant to drive consistency.

We invest in our talented people who are the face of our brands and help us build brand preference (see page 23).

How we measure it KPIs – Guest HeartBeat, RevPAR, Employee engagement, Total gross revenue

Build and leverage scale

Why we think this is important

Scale provides significant advantages in the hotel industry at the global, national and city level. The size of the IHG System, and our concentration on priority markets and key gateway cities, allows us to benefit from economies of scale, which lead to higher margins and operating leverage. With scale, we can invest in our brands and the technology required to support their continued growth, and deliver efficient sales and marketing and procurement practices, thereby increasing the advantages an IHG brand brings to owners. Scale also enables us to invest in, and grow, new brands and take them global, for example Hotel Indigo.

What we are doing

IHG already benefits from substantial scale advantages. With over 710,000 rooms open at the end of 2014, we delivered our strongest net IHG System size growth since 2009 of 3.4 per cent, opening over 41,000 rooms. Our brand portfolio also reached some significant milestones in 2014 – opening the 400th Crowne Plaza hotel, the 200th Staybridge Suites hotel and the 60th Hotel Indigo hotel in its 10th anniversary year. Our scale has also enabled us to commit $150 million of investment behind the EVEN Hotels brand, opening the first two properties in 2014. We focus on developing our scale in 10 priority markets, where we currently have 85 per cent of our open rooms (see page 18). Benefiting from the strong growth in these markets, Group fee margins were up 1.5 percentage points to 44.7 per cent in 2014 and total gross revenue was up 6 per cent to $23 billion.

For details on how we maximise the scale and efficiency of our operations, see page 22.

How we measure it KPIs – Net rooms supply, Fee revenues, Total gross revenue, Fee margin

Strong brand portfolio and loyalty programme

Effective channel management

Superior owner proposition

Why we think this is important

A portfolio of strong, complementary brands allows us to offer solutions for each guest need, which increases cross-selling across different brands. Combined with a strong loyalty programme, it also increases awareness and recognition of the IHG brand, and of each of the individual hotel brands, helping us to drive business. Guests who have an increased loyalty to IHG and its portfolio have also proven to have a higher spend per stay. Both of these result in higher RevPAR premiums, thereby increasing total gross revenue and strengthening our owner proposition.

What we are doing

Our brands are complementary across the segments in which they operate (midscale, upscale and luxury), catering to different guest needs and occasions. One of our newest brands, EVEN Hotels, caters to an identified guest need for maintaining wellness while travelling and the acquisition of the Kimpton brand has a strong strategic fit with our Hotel Indigo and EVEN Hotels brands (see pages 20 and 21). Recognising the importance of a strong loyalty programme, we encourage guests to stay across the portfolio and build lifetime relationships through the IHG Rewards Club programme, which has 84 million members. We continue to evolve our loyalty programme to ensure that it is not just the largest in the market, but also the most preferred – refreshing and reviewing the rewards and benefits available to increase its attractiveness to our guests. We recognise our loyal guests and aim to personalise their experiences.

How we measure it KPIs – Total gross revenue, RevPAR, System contribution to revenue, Guest HeartBeat

Why we think this is important

As a franchisor and manager of hotels, we aim to drive demand to our hotel brands and reduce distribution costs for our owners through strong brand awareness and effective yield-management practices, delivering better returns for our owners. Our direct channels (digital and voice) are less costly to owners than third-party intermediaries. Our strong brands are a significant driver of bookings through indirect channels (online travel intermediaries (OTIs) and business and leisure travel agents). We therefore aim to drive demand for our hotels through our direct channels and manage revenue per booking, thereby delivering the highest quality revenues to IHG hotels at the lowest possible cost, increasing RevPAR and owner returns.

What we are doing

Our direct and indirect channels delivered 71 per cent of total rooms revenue to our hotels in 2014. Our digital business has significant scale and is growing fast, accounting for $4 billion in revenue in 2014. We continue to invest in features that enhance the digital experience, with branded and personalised offerings to encourage guests to book via our direct channels.

We recognise the impact of OTIs as an indirect booking channel, mainly used by comparison-site shopping leisure travellers searching for a competitive deal. We have therefore leveraged our global footprint to secure better terms with the OTIs on behalf of our owners, whilst leveraging OTIs as a complementary distribution channel.

For details on our investment in developing strong technology platforms, see page 22.

How we measure it KPIs – System contribution to revenue, RevPAR

Why we think this is important

We recognise that hotel owners have a choice of brand, if any, to choose for their property. A strong owner proposition, preferred brands and effective operational support, play a vital part in making us the brand choice for owners. Relationships with new and existing owners therefore have a significant impact on our ability to build scale. A strong owner proposition and relationships with our owners also enable us to deliver the brand promise for our guests and continue building preferred brands.

What we are doing

We are committed to delivering a compelling and preferred owner offer. We continually review and enhance our owner proposition in many ways, including:

•	ensuring a profitable return on investment for our owners, assisting them along the lifecycle of their investment, from identifying the right site to operating a profitable business;

•	providing a range of revenue-driving tools and services, including booking and distribution channels;

•	seeking to price our fees to reflect our services, tools and brand value;

•	having strong owner relationship management and working with the IHG Owners Association (which represents the interests of our hotel owners globally) to deliver joint initiatives – www.ihgplc.com/ihgowners;

•	recognising the importance of responsible business practices to all stakeholders, and developing tools which support both our commitment to doing business responsibly and delivering superior returns to our owners (see pages 24 and 25).

How we measure it KPIs – All KPIs measure the strength of our owner proposition

IHG Annual Report and Form 20-F 2014

Targeted Portfolio

Our Targeted Portfolio means we operate in the most attractive markets for IHG and in the highest opportunity segments based on guests’ occasion needs, with an asset-light business model – franchising and managing hotels rather than owning them.

Key performance indicators (KPIs) and What we have done in 2014 See pages 30 to 33 How we manage principal risks See pages 28 and 29

Where we operate and detailed global and regional Performance

See pages 34 to 51

Managed and franchised model (our asset-light business model)

See pages 12 and 13

*Source: Smith Travel Research.

Attractive markets

Why we think this is important

Achieving scale and driving growth requires us to focus on those markets that are most attractive and where there is the best fit with our strategy and business model. These markets have large inbound and domestic demand for branded hotels or show great potential to have this in the future.

What we are doing

Whilst we operate in nearly 100 countries and territories and continue to expand our presence globally, we primarily focus our efforts on 10 priority markets in which we either have a strong existing competitive position or have a compelling opportunity to build one. These include a number of key emerging and more developed markets – US, Middle East, Germany, UK, Canada, Greater China, India, Russia and the Commonwealth of Independent States, Mexico and Indonesia. These currently represent 85 per cent of the IHG System and 89 per cent of the pipeline. We focus our brand building efforts and prioritise the investment in infrastructure in these markets, for instance, by adapting our websites to the local language and deploying dedicated sales teams. Depending on the market, we will adapt our model and proposition to owners to take into account local market characteristics.

The Performance section provides details of how we have performed in each of our regions and priority markets.

How we measure it KPIs – Net rooms supply, Total gross revenue

Highest opportunity segments

Why we think this is important

Typically, the traditional hotel industry is segmented according to price point, and IHG is focused on the three segments that generate over 66 per cent* of branded hotels revenue – namely, midscale, upscale and luxury. We believe these segments have the highest growth opportunity and strongest resilience to the industry/economic cycle. However, we also recognise that guests choose a hotel based on their needs and the occasion, resulting in the possibility of the same guest staying across multiple hotel segments.

What we are doing

Our portfolio of brands is targeted around differing occasion segments. We tailor each of our brands to meet guests’ needs, looking at the differing occasion they are travelling for and their need for travelling.

We used this segmentation analysis to develop the brand proposition for both the HUALUXE Hotels and Resorts and EVEN Hotels brands (see page 20). It was also a consideration in the acquisition of Kimpton Hotels & Restaurants (see page 21).

How we measure it KPIs – Guest HeartBeat, RevPAR

Holiday Inn Manhattan – Financial District, New York, US

              HUALUXE Hotels and Resorts, People’s Republic of China

              Crowne Plaza Beijing Lido, People’s Republic of China

Our Targeted Portfolio in action:

Greater China – a priority market

In 2014, IHG celebrated our 30th anniversary of operating in Greater China, one of our priority markets. We were the first international hotel company to enter the country in 1984, and we have developed a leading business in the region with 78,194 rooms open (241 hotels) and a further 54,338 rooms (189 hotels) in our development pipeline. In 2014, Greater China contributed 11 per cent of our Group operating profit before central overheads and exceptional items.

We originally developed our business in China’s tier 1 cities and along the eastern seaboard, and have more rooms today in tier 1 cities than our major international competitors. However, our more recent growth has focused on tier 2 and 3 cities, which are expected to generate significant long-term demand growth and, by 2022, nearly 80 per cent of the fast growing Chinese middle-class are expected to live in these cities. We achieved several key milestones for our Greater China business in 2014, for example, we:

•	opened Crowne Plaza Beijing Lido with the same owner as our first hotel in the region (Holiday Inn Beijing Lido), demonstrating our established track record and the strength of our owner relationships in the region;

•	opened 10,648 rooms (34 hotels), our highest number of room openings since we started our business in the region, growing the IHG System size by 14 per cent;

•	signed 15,754 rooms (64 hotels), our best year for hotel signings since 2007; and

•	opened our 50th Holiday Inn Express hotel and signed our 50th pipeline hotel, making Holiday Inn Express the largest international limited-service brand in China.

In February 2015, we opened our first hotel for the HUALUXE Hotels and Resorts brand in Yangjiang, slightly later than expected. As at 31 December 2014, we had 24 hotels (7,551 rooms) in the pipeline for the brand, which we will continue to build.

In addition to driving growth in Greater China, we are focused on establishing hotels that cater for Chinese guests in other locations outside China. Our China-Ready programme ensures we will be able to cater for the growing number of Chinese guests around the world through cultural and food and beverage training for hotel teams. We currently have 84 hotels in AMEA, The Americas and Europe that have signed up for the programme.

IHG Annual Report and Form 20-F 2014

Our Winning Model and

Targeted Portfolio in action

EVENTM Hotels	“The EVEN Hotels brand allows owners to diversify their portfolio in a unique guest occasion segment.”

We announced the launch of a new hotel brand, EVEN Hotels, in February 2012. In June 2014, we opened our first hotels under the brand in Norwalk, Connecticut and in Rockville, Maryland.

Winning Model

Preferred brands delivered through our people

As part of having a portfolio of preferred brands, we continually review our portfolio of brands in light of the evolving needs and preferences of our guests. As part of this, EVEN Hotels was launched in 2012 as the first wellness lifestyle hotel brand. We developed the brand based on a large and growing traveller need for maintaining wellness routines while travelling. More than two years of research into consumer insights showed that there are 17 million wellness-minded travellers in the US alone who struggle to maintain healthy eating and exercise habits, get proper sleep and be productive when they are travelling away from home. Therefore, the brand was developed to meet a guest’s holistic wellness needs in the areas of exercise, food, work and rest. For example, an EVEN branded hotel offers nutritious menus and amenities, such as guest rooms designed for in-room workouts.

Build and leverage scale

IHG has committed up to $150 million of its own capital to the development of the EVEN brand over the next few years. In the future, we will look to recycle this capital, just as we did for both the Staybridge Suites and Hotel Indigo brands. As part of matching the brand to the right location, we are looking at core urban areas, dense office parks and suburban markets as well as considering the expansion of the brand beyond the US. As at 31 December 2014, we had three hotels (584 rooms) signed into our development pipeline and two hotels (296 rooms) open.

Strong brand portfolio and loyalty programme

We have been using our loyalty programme, IHG Rewards Club, to introduce our members to the EVEN Hotels brand, specifically targeting our communications at those guests who travel to, or have expressed an interest in, the locations of our first hotels, wellness or the brand itself.

Effective channel management

As with our other brands, we have leveraged our existing booking platforms to create a brand-specific webpage targeted via the app. We have specifically customised it to be brand specific to EVEN Hotels, focusing on wellness needs with relevant content and healthy lifestyle features such as fitness videos, ambient sounds, a diary of wellness-focused events organised by the hotel, and ‘wellness travel tips’.

Superior owner proposition

The EVEN Hotels brand allows owners to diversify their portfolio with a new IHG brand in a unique guest occasion segment. IHG, through its own capital investment, currently owns and manages the first two open EVEN hotels. Three additional hotels are currently in development. Owning and operating our first hotels enables us to showcase the brand to other potential owners.

Targeted Portfolio

Attractive markets

The US is one of our priority markets, and we opened the first EVEN hotels in cities where we have existing brand presence.

Highest opportunity segments

The EVEN Hotels brand has a strategic fit in our brand portfolio alongside Hotel Indigo, and now Kimpton, in the boutique and lifestyle segment. The brand is targeted at the unique segment of wellness and lifestyle.

Managed and franchised

We have used our own capital to develop the brand and will look to recycle this in the future. We will seek to accelerate growth for the brand through our managed and franchising model.

EVEN Hotel Rockville, Maryland, US

Acquisition of Kimpton® Hotels & Restaurants

“We believe the Kimpton brand has enormous potential for growth.”

Our acquisition of Kimpton Hotels & Restaurants, the world’s largest independent boutique hotel operator, completed in January 2015. Kimpton is a highly successful business with a US-based portfolio comprising 62 managed hotels (11,300 rooms) and a further 16 hotels (3,000 rooms) in the pipeline (as at 16 January 2015). A sophisticated food and beverage operator, Kimpton also runs 71 hotel-based destination restaurants and bars.

Winning Model

Preferred brands delivered through our people

The Kimpton brand is renowned for having distinctive and innovative hotels located in attractive urban and resort locations. Each hotel aims to deliver a deeply personal, genuine and authentic service for guests and, whilst each hotel is unique, the brand has a number of common design and service principles and hallmarks. The Kimpton brand caters for a broad and varied range of guest needs.

The Lumen, A Kimpton Hotel, Dallas, Texas, US

Build and leverage scale

The boutique segment, in which Kimpton operates, is the fastest growing in our industry over the last five years, and there is significant opportunity for future growth based on high levels of demand growth. We also believe the brand has enormous potential for growth outside the US and plan to capitalise on our scale, powerful distribution systems and owner networks to support its growth globally. We did this previously for our Hotel Indigo brand which started with a well-established base in the US and has now been expanded globally to 21 countries (including hotels in the pipeline).

Strong brand portfolio and loyalty programme

The Kimpton brand has a strong strategic fit within our existing brand portfolio at the upper upscale price point. It is also highly complementary with our Hotel Indigo and EVEN Hotels brands, creating a leading boutique and lifestyle hotel business, with over 200 open and pipeline hotels across 21 countries.

We plan to leverage Kimpton’s market-leading insight and strong track record in operational excellence, food and beverage, and design, to add value across our brand portfolio. Kimpton’s loyalty programme (Kimpton Karma) members account for 25 per cent of its room bookings.

Effective channel management

A large proportion of Kimpton’s business already comes through direct channels, driven by its most loyal guests. Each hotel has a dedicated website with engaging content, reflecting the boutique nature of the brand. We will leverage our digital platforms to accelerate Kimpton’s growth, whilst maintaining the uniqueness of Kimpton’s existing channels.

Superior owner proposition

The addition of Kimpton to IHG’s brand portfolio offers owners another attractive option in the boutique segment and access to a brand with a strong track record at the upper upscale price point. Its presence in the most attractive markets in the US has delivered excellent financial performance for both the business and its hotel owners. It also enables IHG to raise awareness of other IHG brands among owners of Kimpton branded hotels. Kimpton’s strong brand, combined with our scale and booking and distribution channels, will drive superior returns for owners.

Targeted Portfolio

Attractive markets

The US is one of our priority markets and Kimpton hotels currently have presence in the most attractive urban and resort locations, as well as the highest RevPAR markets such as San Francisco and New York.

Highest opportunity segments

The boutique hotel segment has been the fastest growing in our industry over the last five years, with demand, supply and RevPAR growth in boutique hotels in the US each significantly outperforming the overall industry.

Managed and franchised

Kimpton is a fully asset-light brand, operating hotels under management contracts.

More information on the acquisition of Kimpton Hotels & Restaurants can be found at www.ihgplc.com/kimpton

IHG Annual Report and Form 20-F 2014

Disciplined Execution

We recognise that successful delivery of our strategy for high-quality growth requires Disciplined Execution. We prioritise investment in our technology platforms and our people as well as delivering operational efficiencies.

Scale and efficiency of operations	Investment in developing strong technology platforms

Why we think it is important

Driving efficient operational processes and managing our costs allows us to contribute to hotel performance through efficient practices, tools and systems. It also helps us strengthen our revenue delivery systems which means an increase in system contribution to hotel revenue, supporting our owner proposition and maximising our investment in building preferred brands. Careful cost management, leveraging our scale and focusing on productivity improvements also allows us to drive continued improvement in our margin.

What we are doing

To maximise the scale and efficiency of our operations, we:

•	focus on spending in a way which enables further investment in our strategic priorities. Our procurement team has tools and processes which allow us to monitor and control spend and use our scale to deliver buying advantage. Our focus on cost efficiency and continuous improvement ensures we deploy our resources effectively, concentrating on the key priorities and activities that drive our business;

•	introduced a new human resources system to streamline and improve the automation of our human resources processes in 2014 – see page 32; and

•	continue to benefit from off-shoring our Business Service Centre in Gurgaon, India. This provides centralised accounting services for IHG corporate offices, and owned and managed hotels.

How we measure it KPI – Fee margins See page 32 for the KPI and What we have done in 2014

Why we think it is important

As identified on page 11, technology, as used by travellers, is playing an increasingly important role in shaping the travel industry. The internet, which is now more than ever accessed through mobile devices, is used extensively to research, plan and book travel. In emerging markets, consumers are going straight to mobile devices, and there are now twice as many mobile internet users in China than internet users in the US. Guests are also seeking greater levels of personalisation, and are sharing their experiences instantly via social media.

We believe that keeping abreast of the evolving traveller trends and investing in technology systems will assist us in building brand preference, strengthen our loyalty programme and deliver compelling and engaging digital content across the ‘Guest Journey’ (which comprises five steps – Dream, Plan, Book, Stay and Share), thereby enabling us to build lifetime relationships with our guests.

What we are doing

To deliver the highest quality digital content for our guests, we are ensuring that we have the right technology foundations and infrastructure in place. In 2014, we:

•	standardised on property hardware for all IHG hotels in the US, providing a consistent platform that allows us to develop solutions such as Mobile Check-in and Check-out (now available in over 500 hotels);

•	piloted enhanced customer relationship management capability that allows us to utilise our IHG Rewards Club members’ profiles to drive personalisation and guest recognition in our hotels;

•	implemented new digital marketing capabilities that allow us to target potential guests more effectively through the internet; and

•	announced our strategic partnership with Amadeus, the leading provider of advanced technology solutions for the global travel industry, to explore technology solutions.

Improving our technology infrastructure gives us the foundation to transform the guest experience and make it more interactive through digital content. In 2014, we:

•	increased mobile bookings by 50 per cent to $900 million and downloads of the IHG app grew by 80 per cent;

•	made numerous improvements to our award-winning mobile app, including the launch of IHG translator, a learning tool which engages our guests and drives greater interaction; and

•	created benefits for our IHG Rewards Club members, including multi-brand campaigns that include over one million automatically tailored offers generated using specific insights from each guest’s profile and stay history – $360 million in revenue was generated by the 2014 ‘Big Win’ IHG Rewards Club promotion.

How we measure it KPI – System contribution to delivery See page 30 for the KPI and What we have done in 2014

        InterContinental Sydney Double Bay, Australia

Investment in developing great talent	Who are our employees?

Why we think it is important

Our people bring our brands to life on a daily basis, delivering on each individual brand promise to enhance the guest experience. They are, therefore, a critical part of our success. Accordingly, we recognise the importance of attracting, retaining and developing the very best talent in the industry to service our guests and bring our brands to life.

What we are doing

To achieve this, the four pillars of our people strategy have consistently been:

1. To develop a BrandHearted culture

Each of our brands delivers a differentiated guest experience dependent upon the brand’s strategy. This is delivered by our people who place brands at the centre of this helping to drive guest satisfaction and brand preference, which we measure through Guest HeartBeat – a KPI.

2. To make IHG a great place to work

Building a strong employer brand assists us in attracting the best possible talent to meet our strategic objectives:

—  we ask our people to live our Winning Ways (set out above) and act in a responsible way – see pages 24 and 25 for how acting responsibly is part of our culture; and

—  we offer our people our Room to be yourself commitment, which is brought to life by four promises:

–  Room to have a great start: This assists us in recruiting the right people for each brand and role. New recruits are offered a structured orientation programme to provide them with an understanding of IHG’s strategy and values.

–  Room to be involved: We communicate with employees on matters relating to the Group’s business and performance and share information on people, policies and news across IHG through various channels, including conferences, team meetings and our intranet site. We encourage employees to give regular feedback to ensure IHG meets expectations and delivers on its commitments – this is formally done twice a year through the Employee Engagement survey, the results of which are a KPI.

–  Room to grow: Our people are given access to the required support, experience and training and provided with development opportunities.

–  Room for you: We recognise achievements and communicate these throughout our business.

3. To deliver world-class People Tools to our owners and hotels

Our People Tools are industry-leading best practices tailored specifically for our brands, and assist hotel management and human resources teams to hire, train, involve and recognise our colleagues. By working to increase employee retention and performance, guest satisfaction and drive efficiencies, they help increase revenue for our owners (helping us with our owner proposition).

4. Building a strong leadership and performance culture

We have established a ‘winning culture’ at IHG, this starts with building a strong leadership from the top – see pages 57 to 69 for our Board and Executive Committee leadership.

For alignment of our performance culture with our strategic priorities and KPIs in our corporate offices for our senior executives, – see the Directors’ Remuneration Report on pages 76 to 91.

Having a predominantly managed and franchised estate means that not all of those people who work at our hotels are our employees. When the Group’s entire estate is taken into account (including those working in our franchised and managed hotels), over 350,000 people worked globally across IHG’s brands as at 31 December 2014.

IHG employed the following as at 31 December 2014:

—   7,797 people worldwide (including those in our corporate offices, central reservations offices and owned hotels (excluding those in a category below)), whose costs were borne by the Group;

—  4,975 people who worked directly on behalf of the System Fund and whose costs were borne by the System Fund;

—  602 General Managers who work in our managed hotels and whose costs were borne by those hotels; and

—  11,848 other hotel workers who work in our managed hotels, who have contracts or letters of service with IHG and whose costs were borne by those hotels.

See pages 120 and 152 for more information.

How we measure it KPIs – Employee engagement, Guest HeartBeat See pages 31 and 32 for KPIs and What we have done in 2014

Diversity and inclusion

As a global organisation operating in nearly 100 countries around the world, we recognise the importance and benefit of ensuring our workforce fully represents the communities in which we operate and the guests who stay in our hotels. As at 31 December 2014:

—  5 of the 13 Directors on the Board were female (38%);

—  32 out of 127 of the senior managers employed by the Group (including directors of subsidiaries) were female (25%); and

—  7,069 out of the 12,772 employed by the Group and whose costs were borne by the Group or the System Fund were female (55%).

See page 62 for further information on our approach to diversity (including our diversity policies) from the Board level and throughout the organisation.

IHG Annual Report and Form 20-F 2014

Doing business responsibly

A commitment to responsible business practices underpins our entire strategy and the way we work. We recognise the importance it has for all of our stakeholders in making IHG and its brands their preferred choice.

Why we think it is important

We believe that by ensuring our business is committed to responsible business practices we will enhance and protect the reputation of IHG and our brands. It provides us with the opportunity to protect the environment, create job opportunities, improve community resilience and make us more innovative. Doing the right thing in the right way enables us to make an even greater contribution to the locations where we operate. It also ensures we act in a manner that benefits all of our stakeholders, including employees, guests, corporate customers, owners and the local community, who are increasingly considering whether the businesses with which they interact share their values. This provides us with a competitive edge, assisting us to deliver profitable growth and create shared value for all stakeholders in the long term.

How we measure it and

What we have done in 2014

KPIs – Employee engagement and all those KPIs set out on page 33

Our commitment to responsible business underpins our whole strategy and contributes to our success across all areas.

See pages 32 and 33 for progress against our KPIs.

Five-year corporate responsibility targets

These were released in September 2013, and are centred on measuring our impact on the environment and community (at both global and local level) and demonstrating our commitment to doing business responsibly and creating shared value for IHG and its stakeholders:

—  some of these are KPIs; and

—  the progress against others can be found in our Responsible Business Report.

Further information, including our Responsible Business Report, can be found at www.ihgplc.com/responsiblebusiness

What we are doing

Our commitment to responsible business is part of our culture. Our responsible business practices include:

Governance and leadership

Our Chairman, the Board and its Committees provide a strong leadership and governance structure. They promote responsible business behaviour by maintaining high standards of corporate governance, internal controls and risk management and compliance with relevant laws and regulations.

For information on our Board and governance processes, see pages 54 to 91.

Commitment to responsible business practices

We have a reputation for delivering a consistent and superior guest experience, we provide a safe and secure environment and we actively engage with our communities. Our brands are valuable assets and doing business responsibly enhances their reputation and builds trust and brand preference.

Responsible procurement

Our Vendor Code of Conduct sets out standards to which we require our supply chain partners to operate. We are committed to promoting diversity across our responsible procurement agenda and have set targets to ensure corporate responsibility criteria are integrated into the selection and evaluation process for preferred suppliers.

Health, safety and security

A safe and secure environment for our guests, employees and those working at or visiting our hotels and corporate offices is important. IHG has therefore established a set of policies, procedures and measures, and complies with relevant legislation. We ensure the protection and well-being of those working for IHG through suitable work-based strategies, minimise the risk of injury from work activity, ensure that sufficient information is provided and systems are in place to address health and safety concerns, and involve employees in the continuous improvement, reporting and review of health and safety matters.

Risk management

We have in place an effective system of internal controls and risk management to identify, assess, prioritise and mitigate risks to our business, guests and employees, which enables us to achieve our shared objectives. This is an essential part of being a responsible business.

For information on our risk management practices and systems of internal controls, see pages 26 to 29.

People

Being a responsible business cannot be achieved without the support and active engagement of our people. They are fundamental to ensuring we operate an ethical business. Our Winning Ways (see page 23) are a set of behaviours that we internally promote to assist with how we interact with our guests and colleagues.

As part of acting responsibly and putting in place a responsible business ethos, we have policies and training in place to ensure our people are kept aware of and understand the key legal and regulatory areas affecting them in their roles, such as competition, anti-bribery and data privacy laws and procedures, crisis management and brand safety standards. We do this through a range of programmes, policies and training, which we regularly keep under review and which are communicated via e-learning and face-to-face training modules.

Our Code of Conduct consolidates and clarifies expected standards of behaviour and communicates the ethical values of the Group. It is applicable to all Directors, officers and employees and is available at www.ihgplc.com/investors under corporate governance.

We also have a confidential disclosure channel to provide employees with a means to report any ethical concerns they may have.

For information on our investment in developing our talent and who are our employees, see page 23.

IHG Academy - Holiday Inn Express Stoke On Trent, UK

Human rights

We focus on those areas of human rights most relevant to our business, ensuring the rights of the local people where we operate are protected. We are working to raise further awareness of our human rights approach in our hotels through embedding it as a brand standard, and will continue to develop our training materials. We are a signatory to the UN Global Compact, aligning our operations and strategies with the 10 universal principles that include commitments to human rights and labour standards. We are part of the Business in the Community cross industry working group on human rights as well as the International Tourism Partnership’s Human Trafficking Working Group. We are also working with our internal procurement team to embed further our human rights approach into our contracts.

Corporate responsibility

Our global scale provides us with an opportunity to make a positive impact on the environment and communities in which we operate. Our five-year corporate responsibility targets, released in September 2013, focus on measuring this impact.

Each one of our hotels is a central part of its community, from creating jobs and stimulating local economic opportunities, to managing their environmental impact in a responsible way and providing shelter in times of need. We work to develop new and better ways to assist owners to build and operate IHG branded hotels, creating sustainable value for our brands, business and stakeholders, as well as addressing social and environmental challenges. Our three bespoke corporate responsibility programmes are a key part of this and we work very closely with our owners and colleagues to maximise the positive impact of these initiatives:

•	IHG Green EngageTM system: Helps us minimise our impact on the environment by tracking and managing the use of energy, carbon and water and waste in our hotels. This assists us in delivering both more environmentally sustainable hotels and cost efficiencies for owners.

•	IHG® Academy: A collaboration between our hotels and local schools, colleges and community organisations to help people develop the skills they need to improve their employability and secure a job in the hotel industry.

•	IHG® Shelter in a Storm: Empowers our hotels to support guests, colleagues and local communities in times of disaster with financial support, vital supplies and accommodation.

IHG’s global greenhouse gas (GHG) emissions

By delivering more environmentally sustainable hotels, we can drive cost efficiencies for owners as well as meet the expectations of all our stakeholders. We recognise the importance of reducing our global greenhouse gas emissions for corporate offices and hotels – our target is to reduce our carbon footprint per occupied room by 12% across our entire estate by 2017 (against a 2012 baseline). See page 33 for progress.

Scope

We report Scope 1 and 2 emissions as defined by the GHG protocol as follows:

•  Scope 1 (Direct emissions): combustion of fuel and operation of facilities; and

•  Scope 2 (Indirect emissions): electricity, heat, steam and cooling purchased for own use.

Methodology

We have worked with external consultants to give us an up-to-date picture of IHG’s carbon footprint and assess the performance over the past few years. The external consultants use a sampling and extrapolation methodology to estimate our GHG emissions.

For 2014, in line with the methodology set out in the GHG Protocol Corporate Standard, the sample covered 1,402 of our 4,840 hotels. As IHG System size is continually changing and the hotels reporting data to the IHG Green Engage system increases annually, we are restating the impacts for all years from the baseline year 2012 annually to enable comparisons to be made.

Reporting boundary	Measure	2014[1]	2013[1]
Global – corporate offices and managed, franchised, owned and leased hotels[2] (a KPI and part of our five-year targets)	Scope 1 Direct emissions	1,365,883	1,280,973
	Scope 2 Indirect emissions	3,792,771	3,683,737
	Total GHG emissions (tCO2e)	5,158,654	4,964,710
	IHG’s chosen intensity measurement GHG emissions per occupied room (kgCO2e per occupied room)	32.3	33.4
Global – corporate offices and managed, owned and leased hotels[2] (as required under the Companies Act 2006)	Scope 1 Direct emissions	496,316	486,086
	Scope 2 Indirect emissions	1,921,077	1,847,304
	Total GHG emissions (tCO2e)	2,417,393	2,333,390
	IHG’s chosen intensity measurement GHG emissions per occupied room (kgCO2e per occupied room)	59.2	62.2

[1]   Reporting period commencing on 1 October and ending on 30 September – due to the delay in hotels receiving their energy bills it is not possible to report accurately GHG emissions from 1 January to 31 December.

[2]   Includes all of our branded hotels but does not include emissions from 88 hotels. We do not have sufficient data to estimate their emissions and believe them to be immaterial.

IHG Annual Report and Form 20-F 2014

Risk management

IHG believes that an essential part of being a responsible business is having in place robust and effective risk management and internal controls. This supports our business to be resilient, successful and trusted.

IHG’s approach to risk management

The Board is ultimately accountable for risk management across the organisation. It is supported by the Audit Committee, the Executive Committee and other delegated committees who collectively set the tone and appetite for risk management at IHG.

This is cascaded down to the day-to-day activities of IHG corporate offices and hotels through well-established and continuously improving policies, processes, systems and controls which set out clear accountability, and are supported by tools, training and communication to ensure risks are effectively managed.

Risks are further identified, assessed, mitigated and monitored by functional specialists and, where deemed necessary, periodically reviewed by internal and external auditors. These activities are typically grouped into ‘Three Lines of Defence’ as shown on the right. IHG’s Global Risk Management team provide subject matter expertise, leadership and support across all these activities.

Embedded risk management processes

IHG has in place a Major Risk Review process to:

•	enable the business to identify, assess, manage and monitor the principal risks and uncertainties affecting the Group (the Major Risks); and

•	support the Executive Committee, Audit Committee and the Board to monitor, review and reflect upon the progress of risk management activities across the portfolio of Major Risks on a biannual basis.

The Major Risks align closely with our strategy and business priorities, and also identify those issues which are most likely to significantly affect other operational, commercial or reputational matters and, as such, are regularly discussed at senior leadership team and committee meetings.

Our Risk Working Group (RWG) ensures there is sufficient focus and effective management of the Major Risks, and seeks to improve cross-functional working and effective risk management of the highest priority and emerging risks affecting IHG. The RWG is chaired by the General Counsel and Company Secretary and comprises the heads of Global Risk Management, Global Strategy, Programme Office and Global Internal Audit.

Underpinning the Group’s Major Risk Review process, each of the regions and functions have their own risk profiles that are updated quarterly in line with the activities of the strategic planning cycle. During the interim periods, continuous dialogue takes place between risk owners and risk subject-matter experts to develop, execute and monitor detailed risk assessments, risk mitigation strategies, controls and key risk indicators.

Holistic approach to risk assessment

IHG conducts risk assessments to identify, prioritise and inform decisions on risk mitigation. Risks are first assessed from an inherent or gross risk perspective (unmitigated risk). Then, internal controls and mitigation activities are identified and developed resulting in a residual or net risk assessment (mitigated risk, net of controls). This is informed by the performance monitoring of internal key risk indicators, which provide objective evidence as to how effectively the risk is being managed. IHG and its Board think broadly and holistically about potential risks to the business, across the following categories:

Risk	What are these?	Who manages them?

Strategic

Risks arising from IHG’s relationship with the external environment that can impact on IHG’s ambition and strategy over the long term.

Include major market and environmental changes or events that could impact our reputation across key stakeholder groups.

•  Leadership is provided by the Board, the Executive Committee, the Regional Operating Committees and functional leadership teams.

•  Expertise, co-ordination and oversight is provided by Global Strategy in conjunction with Global Risk Management to drive IHG’s leadership to make decisions around its portfolio of brands, key markets, business model and approach to ethics and other reputational matters.

Tactical

Risks that could impact the delivery of IHG’s one to three-year commitments.

Include, but are not limited to, factors influencing IHG’s ability to sign and open new hotels, the performance of existing hotels and the delivery of projects that align with strategic planning processes.

•  Performance and delivery risks are managed by senior leaders and reported to the Regional Operating Committees and functional leadership teams.

•  Project risks are managed by project management teams with oversight provided by our internal Programme Office and supported by Global Risk Management.

Operational

Risks which include a wide spectrum of day-to-day risks that frontline hotel colleagues and corporate teams face when dealing with guests or ensuring corporate systems and processes are running smoothly.

Include, but are not limited to, those managing the safety and security of our people and assets, the continuity of the business, third-party service providers and the wider supply chain.

•  Operational risks are managed by frontline hotel colleagues.

•  Oversight is provided, in the context of the managed and franchised business models, by specialist functional teams, with leadership provided by the Regional Operating Committees.

•  Due to the nature of operational risks, IHG typically mitigates these through policies, operational and business processes and other internal controls supported by systems, tools and training. Subject-matter expertise, leadership and co-ordination is provided by Global Risk Management and functional specialists.

IHG Annual Report and Form 20-F 2014

Risk management continued

Managing risks in a changing environment

We continue to experience an increasingly risk aware and dynamic external risk environment with changes in political, economic, social, technological, legal and environmental risks. However, the Group’s asset-light business model, diversity of brand portfolio and wide geographical spread contribute to IHG’s resilience to events that could affect specific hotels or local areas.

The table below sets out the principal risks and uncertainties (the Major Risks) in the context of delivering against our strategy for high-quality growth (as described on pages 14 to 25). Whilst the external risk environment is increasingly volatile, uncertain and competitive, this is offset by our decision-making and strengthening risk culture, and efforts to continuously improve controls and mitigation actions (some of which is summarised below). These Major Risks align to our strategic priorities and are therefore proactively managed and monitored by senior management. They complement the wider comprehensive risk factors set out on pages 162 to 165.

Risk description	Controls and mitigations

Preferred brands

Having a portfolio of brands with a clear, distinct brand proposition aimed at meeting increasingly personalised guest needs and the occasions they are travelling for, and delivering a consistent experience, is crucial to creating brand preference, loyalty and advocacy.

Failure to achieve this could impact on IHG’s competitive position and our reputation with guests, owners and investors.

•  Each of the brands in our portfolio of brands is designed to meet specific guest needs and occasions through distinct and complementary brand propositions (see pages 4, 5 and 18). Our recent acquisition of Kimpton Hotels & Restaurants adds to the strength of our portfolio and, together with EVEN and Hotel Indigo, enhances our boutique and lifestyle business (see pages 20 and 21).

•  We will continue to deliver on the growth of the Kimpton brand, running it as a standalone business to preserve its uniqueness.

•  We continually review ways to increase awareness and loyalty towards our brands through our loyalty programme, IHG Rewards Club, as well as a blend of global and local marketing promotions, sponsorships and brand initiatives to create synergies across the brand portfolio.

•  We manage brand consistency through the entire hotel life cycle supported by clear contractual terms, new hotel opening processes, brand standard requirements and compliance processes. This is supported by tools, training and guidance to assist those working at our hotels and owners to enable them to deliver brand consistency.

Leadership and talent

IHG must recruit and retain the right people and give them the tools, guidance and support to be successful in order to deliver a preferred brand promise. Recruiting and retaining people to work in its hotels, especially in rapidly growing emerging markets, is a particular challenge and ensuring we have the right leadership is crucial.

Failure to manage these could impact on IHG’s service delivery and IHG’s brands, result in increased cost of recruitment and have a broader impact on performance and delivery.

•  We have in place a comprehensive global people strategy (see page 23) to ensure we are able to recruit, retain and develop talent at our hotels, corporate offices and central reservations offices. This includes our Room to be yourself commitment underpinned by a set of globally consistent policies, guidance, systems and tools, with localisation where appropriate.

•  Supplementing the global strategy, we have developed local people strategies for some of our priority markets to ensure we are best placed to be the employer of choice in these markets. These strategies make necessary adjustments to meet local languages, laws, customs and cultural nuances and to effectively leverage local recruitment channels.

•  IHG Academy assists us to fill our talent pipeline whilst supporting the local communities (see page 25).

•  Our leadership framework, support tools, and training and development programmes help our people grow their careers, thereby managing internal talent. We proactively manage and monitor succession planning at all levels. We consider the diversity (more broadly than gender) of our people and leadership, reviewing it in light of our guests and the local communities in which we operate (see page 62).

How each Major Risk links to our strategic priorities (described on pages 16 to 25) Winning Model Targeted Portfolio Disciplined Execution Responsible Business

Risk description	Controls and mitigations

Channel management and technology platforms

Booking and distribution channels and technological systems are a key part of delivering across the ‘Guest Journey’ and an important value driver for our owners. This is also an area where there is rapid change in terms of technology, guest expectations and relationships, with online travel intermediaries and travel agents impacting guests booking direct.

Threats to information security, from payment card information and other information held in IT systems, paper format and other formats, is a growing concern which could impact our operations, result in fines and other incremental costs, and undermine stakeholder trust in our business.

Failure to effectively manage and keep under review our channels and information technology infrastructure to optimise performance and resilience could impact on IHG’s revenue delivery systems, guest experience, return for our owners and investors, and IHG’s future performance.

•  We recognise that technological advances and changing guest expectations mean that we must continually invest in, and improve, our technological systems (see page 22) to deliver across the ‘Guest Journey’ to build lifetime relationships with our guests. Our focus is on encouraging guests to use direct booking channels. However, recognising that some travellers use online travel agencies and intermediaries, IHG seeks to secure better terms with them on behalf of our owners.

•  Our Global Technology function works collaboratively with specialist third-party technology partners to continuously monitor, manage and optimise our systems and channels, including their resilience through backup systems and business continuity practices, to enhance all aspects of the ‘Guest Journey’.

•  Operating in nearly 100 countries and territories, IHG takes information security very seriously and has applied risk-based methods to build capability and resilience into our systems and processes. We manage data security to contain the risk and reduce the Group’s exposure, tightly controlling sensitive data through limited and monitored access.

•  We continue to aim to be fully compliant with Payment Card Industry – Data Security Standards (PCI-DSS) using tools and services from a leading specialist third-party provider with respect to payment-card processing.

Owner proposition

As a result of IHG’s predominantly franchised and managed business model and the increasingly competitive market for deals, maintaining strong relationships with owners, having a compelling value proposition, and demonstrating attractive returns on investment for our existing, new and potential owners is critical to sustaining IHG’s growth.

Failure to manage the owner proposition may result in the poor retention of hotels, and impact on IHG’s System size and development pipeline.

•  IHG’s regional teams build relationships with owners through a variety of methods, including formal and informal communications and owner conferences. We continually review and update our central support tools and systems, to offer a compelling owner proposition (see page 17).

•  IHG works closely with the IHG Owners Association, to ensure we have an understanding and insight into owners’ perspectives, particularly with respect to new programmes and initiatives (see www.ihgplc.com/ihgowners for a message from the 2014 Chairman of the IHG Owners Association).

•  The System Fund (described on page 49) is managed by IHG for the benefit of all our hotels with the objective of driving revenue for them, and its use is reviewed annually in collaboration with the IHG Owners Association.

•  Long-term franchise and management contracts, owner due diligence, new hotel opening teams and processes, Hotel Solutions (our internal online portal which provides tools and guidance to hotels across a number of operational areas) and the wider corporate infrastructure are put in place to leverage scale, support our hotels and maintain relationships with owners throughout the life cycle of the hotel.

Reputation and brand protection

IHG recognises the importance of its brands and reputation as important assets for the business. Societal and legal changes are increasingly holding organisations accountable for activities associated with their extended enterprise. With digital technology, news and the media, including social media, heighten the need for IHG, all those working in our hotels and corporate offices, owners and business partners to behave responsibly. Reputation is a complex matter that involves all areas of business.

Failure to safeguard the reputation of IHG and our brands could have a severe impact on the Group’s future performance.

•  Our commitment to responsible business underpins our strategy and is embedded in our culture throughout the organisation (see pages 24 and 25).

•  We have in place a comprehensive set of internal policies, processes and other internal controls supported by tools, training, monitoring and reporting.

•  Leadership in this area is provided by IHG’s Business Reputation and Responsibility function comprising lawyers, brand standard compliance managers, chartered secretaries, corporate responsibility specialists, risk managers and internal auditors who work together with the rest of the business to champion and protect the trusted reputation of IHG and our brands.

•  Our proactive risk-based approach to safety and security, intellectual property, regulatory compliance, litigation, crisis management and human rights are examples of the activities in place to manage reputational risk.

IHG Annual Report and Form 20-F 2014

Key performance indicators (KPIs)

We measure our performance through a set of carefully selected KPIs which monitor our success in achieving our strategy and the progress of our Group to deliver high-quality growth. The KPIs are organised around the framework of our strategy – our Winning Model and Targeted Portfolio, underpinned by Disciplined Execution and Doing Business Responsibly.

Winning Model and Targeted Portfolio

KPIs	2014 progress	2015 priorities

Net rooms supply[1,2]

Net total number of IHG

rooms in the IHG System.

Growth in fee revenues[1,2]

At constant currency

Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages.

In line with our 2014 priorities, in relation to:

•   growth, particularly in priority markets (as at 31 December 2014):

-   IHG System size – 710,295 rooms (4,840 hotels), reflecting 3.4% net IHG System size growth in 2014, the strongest since 2009;

-   610,274 rooms (4,351 hotels) of the IHG System are in our priority markets – 85%;

-   IHG’s pipeline – 193,772 rooms (1,221 hotels), with 2014 having the highest signings in six years; and

-   173,252 rooms (1,117 hotels) of our pipeline are in our priority markets – 89%.

•   supporting the growth of the HUALUXE Hotels and Resorts and EVEN Hotels brands, we:

-   opened our first 2 EVEN hotels in 2014 (see page 20) and, in February 2015, the first HUALUXE hotel (see page 19); and

-   had 3 EVEN hotels (one of which is owned) and 24 HUALUXE hotels in the pipeline (as at 31 December 2014).

¿ Continue to accelerate growth strategies in priority markets, and key locations in agreed scale markets, and continue to leverage scale.

¿ Continue to support the growth of the EVEN and HUALUXE brands.

Drive growth of the Kimpton brand in the US and create the foundation to establish the brand globally.

Total gross revenue from hotels in IHG’s System

Actual $bn

Total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived from hotels owned by third parties. It is an indicator of the scale and reach of IHG’s brands.

System contribution to revenue[1,2]

The per cent of room revenue delivered through IHG’s direct and indirect systems and channels.

In line with our 2014 priorities, in relation to:

•   continuing to drive loyalty to our portfolio of brands and driving awareness of IHG Rewards Club, we:

-   enrolled 7m new IHG Rewards Club members (up 9% on 2013), taking the total to 84m members;

-   continued to win awards including the ‘Best Hotel Rewards Programme in the World’ by Global Traveler magazine (see www.ihgplc.com/ourbrands);

-   extended free internet access for all IHG Rewards Club members across our hotels globally;

-   launched the first global promotion by IHG Rewards Club, ‘Big Win’, aimed at encouraging members to stay at more hotels within IHG’s portfolio; and

-   enhanced our ancillary programmes such as Business Rewards, Dining Rewards and co-branded credit cards to extend our relationship with guests.

•   continuing with investment in technology systems and platforms:

-   we launched Mobile Check-in and Check-out at more than 500 hotels; and

-   see page 22 for further initiatives undertaken in 2014.

•   continuing to strengthen our revenue delivery, we delivered 71% system contribution to revenue, including $4bn of digital revenues with 50% growth in mobile bookings to over $900m.

•   continuing to drive the adoption and impact of our performance tools, systems and processes amongst our owners – there was an increase of over 20% in the adoption of Revenue Management for Hire.

¿ Continue to drive adoption and impact of our performance tools, systems and processes amongst our owners.

Continue to enhance the functionality and performance of our direct channels to make these the preferred way to book.

Drive preference for IHG Rewards Club and leverage this to build deeper, lifetime relationships with our guests.

Continue with investment in technology systems and platforms and embed leading-edge digital technology and enhanced capabilities.

Link between KPIs and Directors’ remuneration

KPIs which could have an impact on the performance measures for remuneration plans:

1 Annual incentive plan (Annual Performance Plan)

2 Long-term incentive plan (Long Term Incentive Plan)

For more information see Directors’ Remuneration Report pages 76 to 91.

Explanation as to how 2015 priorities have evolved from 2014 priorities:

¿ Same priority as 2014

 Specific progress made in 2014 against 2014 priority, the priority has accordingly been updated for 2015

 New priority for 2015 in line with changes to our business

KPIs	2014 progress	2015 priorities

Global RevPAR growth[1,2]

Comparable hotels, at constant currency

Revenue per available room: Rooms revenue divided by the number of room nights that are available (can be mathematically derived from occupancy rate multiplied by average daily rate).

Guest HeartBeat[1]

IHG’s guest satisfaction measurement tool to measure brand preference and guest satisfaction.

In line with our 2014 priorities, in relation to:

•   strengthening the quality and consistency of the brand experience, delivering guest journeys that are differentiated by brands, we:

-   clarified each of the brand propositions (see pages 4, 5 and 16);

-   recorded improvements in guest satisfaction scores in every region for our brands, leading to a global Guest HeartBeat score of 83.83%; and

-   received external recognition for our brands and hotels through winning over 300 global, regional and hotel level awards – see www.ihgplc.com/ourbrands.

•   continuing to progress with our standards refresh across the brands, we launched the Holiday Inn Express, Holiday Inn, EVEN, Crowne Plaza and InterContinental standards manuals online.

•   supporting the openings of the first EVEN and HUALUXE hotels (see pages 19 and 20).

•   continuing to invest in building long-term brand preference across our brands in line with segmentation by guest needs and occasions:

-   for the Crowne Plaza Hotels & Resorts brand, we introduced a new, innovatively designed guest room focused on meeting the changing needs of today’s modern business traveller;

-   for the InterContinental Hotel & Resorts brand, we rolled out the new signature InterContinental Planet Trekkers menu, created exclusively for children, across our properties;

-   to deliver the Holiday Inn brand experience, we continued to roll out the ‘Open Lobby’ concept across the brand, having opened five in the UK;

-   we further delivered on meeting guests’ changing needs by introducing a new Holiday Inn Express prototype design, which was co-created with hotel owners and through guest insights; and

-   we acquired Kimpton Hotels & Restaurants in January 2015 (see page 21).

•   empowering our frontline teams with the tools and training to consistently deliver great guest experiences that build brand preference:

-   2,000 hotel General Managers globally have participated in our Journey to Brand Manager programme; and

-   we embedded the IHG General Manager Programme for new hotel General Managers, with nearly 1,200 hotel General Managers having participated.

¿ Strengthen frontline training and capabilities to consistently deliver great guest experiences that build brand preference.

Continue to strengthen the quality and consistency of the brand experience, delivering guest journeys that are differentiated by brand and building long-term brand preference across our brands.

Embed refreshed brand standards across our brands.

Continue to operate the Kimpton brand successfully as part of the IHG portfolio.

Our regional priorities and progress in each of the regions are set out on pages 37, 40, 43 and 46.

IHG Annual Report and Form 20-F 2014

Key performance indicators (KPIs) continued

Disciplined Execution

KPIs	2014 progress	2015 priorities

Fee margins[1]

*   Restated for IAS19R ‘Employee Benefits’

Operating profit as a percentage of revenue, excluding revenue and operating profit from owned and leased hotels, managed leases and significant liquidated damages.

•   In line with our 2014 priority to continue to focus on sustainable fee margin progression over the medium term, we delivered Group fee margins of 44.7%, up 1.5 percentage points on 2013, benefiting from slightly higher than usual strong growth in our scale markets.

•   Through leveraging our scale and focusing on productivity improvements, we intend to continue growing fee margins over the medium term. However, we will balance this with investing behind critical business capabilities to maximise top-line growth as well.

Continue to focus on sustainable fee margin progression over the medium term.

Employee Engagement survey scores[1] Average of a twice-yearly employee engagement survey, completed by employees and those who work in our managed hotels (excluding our joint ventures).

In line with our 2014 priorities, in relation to:

•   delivering our people strategy (see page 23), we increased our Employee Engagement survey score by 3 percentage points on 2013 and we continue to be recognised externally as an employer of choice – see page 9 and www.ihgplc.com/aboutus under our awards.

•   strengthening our approach to developing leaders and investing in tools and training that build leadership capabilities we:

-   launched new global leadership development programmes;

-   increased leadership succession through new appointments and internal promotions at senior levels and internal organisational changes in line with business priorities; and

-   improved our human resources systems and services through the introduction of a single system creating a streamlined, globally consistent approach to how we manage our people globally.

•   continuing to build a ‘winning culture’ (a high performing culture) through strong leadership and performance management, we:

-   introduced a new approach to performance management driving closer alignment of our global objectives, with stronger team collaboration and a simpler connection between achievement and reward;

-   rolled out a global metrics approach which requires each area of the business to align to their highest priorities; and

-   built a ‘winning culture’ champions network from our senior leadership population, to shape and deliver this approach globally.

•   improving the leadership capability of our frontline managers and supervisors, we launched a new frontline manager and a supervisor programme aimed at building critical skills to drive performance within our hotels.

Responsible business activities continue to drive high levels of pride in our employees with 92% of respondents of our Employee Engagement survey saying overall they felt more positive about IHG as a result of its responsible business initiatives and/or programmes.

 Continue to focus on developing our ‘winning culture’ through our leaders, in particular on how we build a higher level of feedback and coaching to drive performance.

 Review our learning practices across our corporate and hotel operations to shape the way we leverage learning over the next five years in line with business priorities.

 Review how we develop and retain talent and use our new human resources system to deliver better talent analytics and insight.

Doing business responsibly

KPIs	2014 progress	2015 priorities

Number of people participating in IHG Academy programmes

In line with our 2014 priorities to expand the IHG Academy:

•   6,666 people benefited from our global IHG Academy programmes in 2014, taking the total to 13,057 people since 2013; and

•   we expanded our IHG Academy to 626 programmes (as at 31 December 2014), which includes participation by 409 hotels in 58 countries – an increase of 325 programmes from 2013.

¿ Provide skills and improved employability to a total of 20,000 people via the IHG Academy over a five-year period (2013-2017).

¿ Continue to expand the IHG Academy throughout our hotel estate and work to ensure the programmes deliver positive results for participants, IHG and our hotels.

Value of monetary donations and in-kind support to communities, including through IHG Shelter in a Storm

In line with our 2014 priorities to contribute to communities, we:

•   contributed a total of $6.18m in 2014, taking the total to $8.10m since 2013, to communities through monetary donations and in-kind support, including through IHG Shelter in a Storm;

•   have raised $840,000 for the IHG Shelter Fund during 2014; and

•   responded to 18 disasters in 9 countries in 2014, including Mexico, China, Egypt and the UK, allocating funds to help with financial support, vital supplies and accommodation.

¿ Contribute a total of $10m over a five-year period (2013-2017) to communities through monetary donations and in-kind support, including through IHG Shelter in a Storm.

¿ Further increase awareness of, and engagement with, IHG Shelter in a Storm, ensuring our hotels are prepared for disaster and able to respond quickly and effectively to help colleagues, guests and local communities when needed.

Carbon footprint per occupied room * Restated See page 25 for further information on scope and methodology.

In line with our 2014 priorities to reduce our carbon footprint and drive the IHG Green EngageTM system, we:

•   reduced carbon footprint per occupied room to 32.3 kg CO2e (reduction of 3% on 2012 baseline) across our entire estate. Year-on-year, our carbon footprint increased by 0.6% per occupied room from 2012 to 2013 but reduced by 3.5% per occupied room from 2013 to 2014;

•   reported a Carbon Disclosure Project disclosure rating of 92B (this represents a significant increase on our score from the previous year (85B)); and

•   introduced a brand standard for all IHG hotels to be enrolled in the IHG Green Engage system.

¿ Reduce carbon footprint per occupied room by 12% across our entire estate (over a five-year period (2013-2017) using 2012 baseline).

¿ Continue to drive quality of use of the IHG Green Engage system to reduce impact on the environment, enable cost savings and drive revenue.

¿ Support all our hotels to meet the IHG Green Engage standard.

Water use per occupied room in water-stressed areas * Restated

In line with our 2014 priorities to reduce water use per occupied room in water-stressed areas, we:

•   reduced water use per occupied room by 0.03m3 (reduction of 4.2% on 2012 baseline) in water-stressed areas. Year-on-year, water use in water-stressed areas increased by 0.5% per occupied room from 2012 to 2013 and decreased by 4.2% per occupied room from 2013 to 2014; and

•   launched a water stewardship programme to understand our risks and impacts allowing us to develop strategies to assist hotels at a local level.

¿ Reduce water use per occupied room by 12% in water-stressed areas across our estate (over a five-year period (2013-2017) using 2012 baseline).

¿ Launch phase two of the water stewardship programme.

¿ Improve a hotel’s understanding of water stress and pollution, and their relationship with local communities.

Our regional priorities and progress in each of the regions are set out on pages 37, 40, 43 and 46.

IHG Annual Report and Form 20-F 2014

Performance

Group

Group results

		12 months ended 31 December
	2014 $m	2013 $m	2014 vs 2013 % change	2012[1] $m	2013 vs 2012 % change
Revenue
Americas	871	916	(4.9)	837	9.4
Europe	374	400	(6.5)	436	(8.3)
AMEA	242	230	5.2	218	5.5
Greater China	242	236	2.5	230	2.6
Central	129	121	6.6	114	6.1
Total	1,858	1,903	(2.4)	1,835	3.7
Operating profit
Americas	544	550	(1.1)	486	13.2
Europe	89	105	(15.2)	112	(6.3)
AMEA	84	86	(2.3)	88	(2.3)
Greater China	89	82	8.5	81	1.2
Central	(155)	(155)	–	(162)	4.3
Operating profit before exceptional items	651	668	(2.5)	605	10.4
Exceptional operating items	29	5	480.0	(4)	225.0
	680	673	1.0	601	12.0
Net financial expenses	(80)	(73)	(9.6)	(54)	(35.2)
Profit before tax	600	600	–	547	9.7
Earnings per ordinary share
Basic	158.3¢	140.9¢	12.3	187.1¢	(24.7)
Adjusted	158.3¢	158.3¢	–	139.0¢	13.9
Average US dollar to sterling exchange rate	$1: £0.61	$1: £0.64	(4.7)	$1: £0.63	1.6

[1]	With effect from 1 January 2013 the Group adopted IASI9 (Revised) ‘Employee Benefits’ resulting in an additional charge to operating profit before exceptional items of $9m for the year ended 31 December 2012.

Accounting principles

The Group results are prepared under International Financial Reporting Standards (IFRS). The application of IFRS requires management to make judgements, estimates and assumptions and those considered critical to the preparation of the Group results are set out on pages 112 and 113 of the Group Financial Statements.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this Performance review are calculated after eliminating these exceptional items. Such indicators are prefixed with ‘adjusted’. An analysis of exceptional items is included in note 5 on page 121 of the Group Financial Statements.

Highlights for the year ended 31 December 2014

Revenue decreased by $45m (2.4%) to $1,858m and operating profit before exceptional items decreased by $17m (2.5%) to $651m during the year ended 31 December 2014, due in part to the disposal of owned hotels in line with the Group’s asset-light strategy.

On 27 March 2014, IHG completed the disposal of its freehold interest in InterContinental Mark Hopkins San Francisco for gross proceeds of $120m and a long-term contract to manage the hotel. On 31 March 2014, IHG completed the disposal of 80% of its interest in InterContinental New York Barclay for gross proceeds of $274m and a 30-year management contract with two 10-year extension rights, retaining the remaining 20% in a joint venture set up to own and refurbish the hotel (see page 49).

On 7 August 2014, the Group received a binding offer to acquire InterContinental Paris – Le Grand for gross proceeds of €330m and a 30-year management contract with three 10-year extension rights. The offer was subsequently accepted on 8 December 2014, with the transaction expected to complete by the end of the first half of 2015, subject to the satisfaction of certain standard conditions.

On an underlying1 basis, revenue and operating profit increased by $94m (6.0%) and $57m (9.6%) respectively. The underlying results exclude InterContinental Mark Hopkins San Francisco and InterContinental New York Barclay whilst under IHG ownership, the results of managed lease hotels, and the benefit of $7m liquidated damages receipts in 2014 and $46m liquidated damages receipts in 2013.

Comparable Group RevPAR (see Glossary on pages 184 and 185) increased by 6.1% (including an increase in average daily rate of 2.7%), led by particularly strong growth of 7.4% in The Americas. Group System size increased by 3.4% to 710,295 rooms whilst Group fee revenue2 increased by 6.7%.

At constant currency, net central overheads decreased by $3m (1.9%) to $152m compared to 2013 (but at actual currency remained flat at $155m), helped by continued cost control, as well as additional technology fee income.

Group fee margin was 44.7%, up 1.5 percentage points on 2013, after adjusting for owned and leased hotels, managed leases and significant liquidated damages. Group fee margin benefited from strong growth in IHG’s scale markets.

Profit before tax of $600m was unchanged on 2013. Basic earnings per ordinary share increased by 12.3% to 158.3¢, whilst adjusted earnings per ordinary share remained flat at 158.3¢.

Highlights for the year ended 31 December 2013

Group revenue increased by $68m (3.7%) to $1,903m and operating profit before exceptional items increased by $63m (10.4%) to $668m.

On 1 May 2013, IHG completed the disposal of its leasehold interest in InterContinental London Park Lane for gross proceeds of $469m and a 30-year management contract with three 10-year extension rights.

On an underlying1 basis, defined as reported results, excluding those from the InterContinental London Park Lane whilst under IHG ownership, results from managed lease hotels, together with the benefit of $46m liquidated damages receipts in 2013 and a $3m liquidated damages receipt in 2012, revenue and operating profit increased by $68m (4.2%) and $44m (7.8%) respectively when translated at constant currency and applying 2012 exchange rates.

Fee revenue2 increased by 4.3%, with comparable Group RevPAR growth of 3.8% over the period (including an increase in average daily rate of 1.8%) and IHG System size growth of 1.6% to 686,873 rooms.

At constant currency, net central overheads decreased from $162m to $157m in 2013 ($155m at actual currency), helped by continued tight cost control, as well as additional technology fee income.

Group fee margin was 43.2%, up 1.3 percentage points on 2012, after adjusting for owned and leased hotels, managed leases and significant liquidated damages.

Profit before tax increased by $53m to $600m. Adjusted earnings per ordinary share increased by 13.9% to 158.3¢.

Global total gross revenue

	12 months ended 31 December
	2014 $bn	2013 $bn	% change
InterContinental	4.7	4.5	4.4
Crowne Plaza	4.2	4.0	5.0
Hotel Indigo	0.3	0.2	50.0
Holiday Inn	6.4	6.2	3.2
Holiday Inn Express	5.7	5.2	9.6
Staybridge Suites	0.7	0.6	16.7
Candlewood Suites	0.6	0.6	–
Other	0.2	0.3	(33.3)
Total	22.8	21.6	5.6

One measure of IHG System performance is the growth in total gross revenue, defined as total room revenue at franchised hotels and total hotel revenue at managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it represents revenue generated mainly at hotels owned by third parties.

Total gross revenue increased by 5.6% (7.4% increase at constant currency) to $22.8bn, primarily driven by strong comparable RevPAR growth across the Group of 6.1% compared to 2013, coupled with an increase in System size of 3.4%.

[1]	Underlying excludes the impact of owned asset disposals, managed leases, significant liquidated damages and exceptional items translated at constant currency by applying prior year exchange rates.

[2]	Fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages.

IHG Annual Report and Form 20-F 2014

Performance continued

Global hotel and room count

		Hotels		Rooms
At 31 December	2014	Change over 2013	2014	Change over 2013
Analysed by brand
InterContinental	180	2	61,235	1,132
Crowne Plaza	406	15	113,562	4,671
Hotel Indigo	61	6	6,731	532
EVEN Hotels	2	2	296	296
Holiday Inn[1]	1,212	(4)	225,159	582
Holiday Inn Express	2,365	107	229,110	14,513
Staybridge Suites	205	9	22,409	891
Candlewood Suites	322	10	30,708	930
Other	87	(4)	21,085	(125)
Total	4,840	143	710,295	23,422
Analysed by ownership type
Franchised	4,096	119	514,984	12,797
Managed	735	24	192,121	11,397
Owned and leased	9	–	3,190	(772)
Total	4,840	143	710,295	23,422

[1]	Includes 42 Holiday Inn Resort properties (9,904 rooms) and 12 Holiday Inn Club Vacations (4,027 rooms) (2013: 38 Holiday Inn Resort properties (8,818 rooms) and 10 Holiday Inn Club Vacations (3,701 rooms)).

During 2014, the global IHG System (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) increased by 143 hotels (23,422 rooms) to 4,840 hotels (710,295 rooms).

The Group continued to expand its global footprint, opening hotels in nearly 30 different countries and territories and delivering its highest net System size growth since 2009. 40% of 2014 openings were in developing markets, as classified by The World Bank, with 22% of the closing rooms balance located in these markets representing an increase of one percentage point from 31 December 2013. 123 hotels (17,630 rooms) were removed in 2014, a decrease from the previous year (142 hotels, 24,576 rooms).

Openings of 266 hotels (41,052 rooms) were 15.7% higher than in 2013. This included 140 hotel openings (15,190 rooms) in the Holiday Inn brand family in The Americas and four hotels (834 rooms) as part of the US government’s Privatisation of Army Lodgings (PAL) initiative, as well as the first two hotels (296 rooms) for the wellness-focused EVEN Hotels brand. 34 hotels (10,648 rooms) were opened in Greater China in 2014, up 38.8% from last year and the region’s highest on record, with the Europe and AMEA regions contributing openings of 35 hotels (5,353 rooms) and 19 hotels (4,228 rooms) respectively.

Global pipeline

		Hotels		Rooms
At 31 December	2014	Change over 2013	2014	Change over 2013
Analysed by brand
InterContinental	50	(1)	15,664	(1,196)
HUALUXE	24	3	7,551	747
Crowne Plaza	92	(2)	25,336	(3,033)
Hotel Indigo	63	12	9,096	2,289
EVEN Hotels	3	(2)	584	(296)
Holiday Inn[1]	269	5	52,713	2,472
Holiday Inn Express	522	49	62,954	8,210
Staybridge Suites	99	19	10,908	2,180
Candlewood Suites	89	9	7,717	803
Other	10	9	1,249	1,135
Total	1,221	101	193,772	13,311
Analysed by ownership type
Franchised	843	65	94,730	7,945
Managed	377	38	98,838	5,662
Owned and leased	1	(2)	204	(296)
Total	1,221	101	193,772	13,311
Global pipeline signings	463	19	69,696	4,235

[1]	Includes 18 Holiday Inn Resort properties (4,412 rooms) and nil Holiday Inn Club Vacations (2013: Includes 14 Holiday Inn Resort properties (3,163 rooms) and one Holiday Inn Club Vacations (120 rooms)).

At the end of 2014, the global pipeline totalled 1,221 hotels (193,772 rooms), an increase of 101 hotels (13,311 rooms) on 31 December 2013. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid. 89% of the closing pipeline at 31 December 2014 was in IHG’s 10 priority markets.

The continued global demand for IHG brands is demonstrated by the Group signing hotels in 35 different countries and territories in 2014, 35% of which were in developing markets. 48% of the closing pipeline at 31 December 2014 was in developing markets, down by three percentage points compared to the previous year. 28% of the closing pipeline at 31 December 2014 was in Greater China.

Group signings increased from 444 hotels (65,461 rooms) in 2013 to 463 hotels (69,696 rooms) in 2014, the strongest level in six years. This included 307 hotels (45,522 rooms) signed for the Holiday Inn brand family, up by 15.1% compared to 2013, nearly a quarter of which were contributed by Greater China (45 hotels, 10,860 rooms). The Greater China region signed a further 19 hotels (4,894 rooms) across other IHG brands. The pipeline for HUALUXE Hotels and Resorts increased by three hotels (747 rooms) to 24 hotels (7,551 rooms).

Active management of the pipeline to remove deals that have become dormant or no longer viable reduced the pipeline by 96 hotels (15,333 rooms), compared to 140 hotels (18,563 rooms) in 2013.

The Americas

Maximise the performance and growth of our portfolio of preferred brands, focusing on our core upper midscale and upscale segments, mostly through franchise agreements, over the next three years.

Industry performance in 2014

In 2014, industry RevPAR in The Americas grew by 8.4% driven by a 4.2% increase in demand and a 5.0% increase in average daily rate. On the supply side, the number of rooms increased by 1.0%, the fourth year with growth of 1.0% or less. All segments experienced strong growth, with the upper midscale segment, where the Holiday Inn and Holiday Inn Express brands operate, having a 7.5% growth in RevPAR.

The US lodging industry also saw strong growth as the economy continued to recover with GDP up 2.4%. In December, demand reached record highs for the 46th consecutive month, while supply growth of 0.9% remained well below the 1.9% per annum historic average. Average daily rate growth of 4.6% combined with strong demand drove US RevPAR up 8.3%. RevPAR in the US upper midscale segment was up 8.2%, with the US upscale segment up by 8.4%.

IHG’s regional performance in 2014

IHG’s comparable RevPAR increased 7.4% with 3.7% rate growth. The region is predominantly represented by the US, where comparable RevPAR increased 7.5%. Our upper midscale brands in the US performed broadly in line with the segment, with RevPAR for the Holiday Inn brand increasing 8.1% whilst that for the Holiday Inn Express brand was at 7.2% due to higher absolute occupancies than the industry. Our US upscale brands (Crowne Plaza and Hotel Indigo) were also in line with the upscale segment with both brands increasing RevPAR by 8.3%. We strengthened our 20-year relationship with Grupo Presidente to expand the footprint and diversity of our brands in key cities and resort destinations.

We continued to demonstrate our commitment to quality with 12,230 rooms leaving the IHG System. Strong demand for IHG branded hotels continued with 38,108 rooms signed, with the pipeline increasing by 10,177 rooms over 2013.

Americas comparable RevPAR

movement on previous year

		12 months ended 31 December 2014
Franchised		Managed
Crowne Plaza	6.9%	InterContinental	6.9%
Holiday Inn	7.9%	Crowne Plaza	12.7%
Holiday Inn Express	7.0%	Holiday Inn	9.0%
All brands	7.2%	Staybridge Suites	9.7%
		Candlewood Suites	11.7%
		All brands	8.9%
		Owned and leased
		All brands	11.2%

Progress against 2014 regional priorities

In line with our 2014 regional priorities, we:

•	continued to strengthen our preferred brands and provide best-in-class revenue delivery to hotels – the Holiday Inn brand rolled out revenue-driving food and beverage options to address guest needs, whilst the Holiday Inn Express brand introduced an innovative, cost effective design solution that resonated well with owners;

•	strengthened our Holiday Inn brand family with the opening of 140 new hotels;

•	continued to execute our multi-year programme to strengthen the Crowne Plaza brand by focusing on brand differentiation, performance initiatives and signing 10 hotels into the pipeline; and

•	opened our first two hotels for the EVEN Hotels brand, which have consistently received excellent guest feedback.

IHG’s 2015 regional priorities

1.	Continue to increase IHG System size growth through working with owners to accelerate openings, assisting low-performing hotels to improve, and continuing to support our high-performing hotels.

2.	Continue to deliver against our multi-year plan for the Crowne Plaza Hotels & Resorts brand by enhancing the guest experience and driving brand differentiation through innovations.

3.	Continue to strengthen the Holiday Inn brand family position through the delivery of innovations and consistency across our hotels.

Source: Smith Travel Research for all of the above industry facts.

IHG Annual Report and Form 20-F 2014

Performance continued

Americas results

	12 months ended 31 December
	2014 $m	2013 $m	2014 vs 2013 % change	2012 $m	2013 vs 2012 % change
Revenue
Franchised	630	576	9.4	541	6.5
Managed	103	128	(19.5)	97	32.0
Owned and leased	138	212	(34.9)	199	6.5
Total	871	916	(4.9)	837	9.4
Percentage of Group Revenue	46.9	48.1	(1.2)	45.6	2.5
Operating profit before exceptional items
Franchised	544	499	9.0	466	7.1
Managed	47	74	(36.5)	48	54.2
Owned and leased	18	30	(40.0)	24	25.0
	609	603	1.0	538	12.1
Regional overheads	(65)	(53)	(22.6)	(52)	(1.9)
Total	544	550	(1.1)	486	13.2
Percentage of Group Operating profit before central overheads and exceptional items	67.5	66.8	0.7	63.4	3.4

Highlights for the year ended 31 December 2014

With 3,699 hotels (460,017 rooms), The Americas represented 65% of the Group’s room count and 68% of the Group’s operating profit before central overheads and exceptional operating items for the year ended 31 December 2014. The key profit producing region is the US, although the Group is also represented in Latin America, Canada, Mexico and the Caribbean. 91% of rooms in the region are operated under the franchise business model, primarily in the upper midscale segment (Holiday Inn brand family). In the upscale segment Crowne Plaza is predominantly franchised whereas in the luxury segment InterContinental branded hotels are operated under both franchise and management agreements. Eight of the Group’s nine hotel brands are represented in The Americas, including the wellness-focused EVEN Hotels brand, which made its global debut in the region during the year, with two owned hotels (296 rooms) open at 31 December 2014.

Revenue and operating profit before exceptional items decreased by $45m (4.9%) to $871m and by $6m (1.1%) to $544m respectively. On an underlying1 basis, revenue increased by $71m (9.7%), while operating profit increased by $39m (7.8%) driven predominantly by strong RevPAR growth in the fee business and an increase in net rooms. Regional overheads increased by 22.6% to $65m following investment in IHG’s development and quality teams and unusually high healthcare costs. Revenue and operating profit were negatively impacted by the disposal of an 80% interest in InterContinental New York Barclay and the disposal of InterContinental Mark Hopkins San Francisco during the year, by a combined $95m and $21m respectively compared to 2013. Conversely, revenue and operating profit were positively impacted by the benefit of $7m liquidated damages receipts in 2014 in the franchised business relating to two exited hotels, compared to $31m in the managed business in 2013.

Franchised revenue increased by $54m (9.4%) to $630m including the benefit of the $7m liquidated damages receipts (8.2% excluding these liquidated damages). Royalties growth of 7.6% was driven by comparable RevPAR growth of 7.2% including 7.9% for Holiday Inn and 7.0% for Holiday Inn Express, together with 2.0% rooms growth. Operating profit increased by $45m (9.0%) to $544m.

Managed revenue decreased by $25m (19.5%) to $103m and operating profit decreased by $27m (36.5%) to $47m. Revenue and operating profit included $38m (2013 $34m) and $nil (2013 $nil) respectively from one managed lease property. Excluding results from this hotel, as well as the $31m liquidated damages in 2013 (2014 $nil), revenue increased by $3m (4.8%) and operating profit increased by $4m (9.3%) on a constant currency basis.

Owned and leased revenue decreased by $74m (34.9%) to $138m and operating profit decreased by $12m (40.0%) to $18m. The decrease in revenue and operating profit were driven by the disposal of an 80% interest in InterContinental New York Barclay, and the disposal of InterContinental Mark Hopkins San Francisco (combined negative impact of $95m and $21m respectively). Excluding these two hotels, owned and leased revenue and operating profit increased by $21m and $9m respectively reflecting strong trading at InterContinental Boston and post refurbishment performance at Holiday Inn Aruba.

Highlights for the year ended 31 December 2013

Revenue and operating profit before exceptional items increased by $79m (9.4%) to $916m and by $64m (13.2%) to $550m respectively. On an underlying1 basis, revenue and operating profit increased by $52m (6.5%) and $36m (7.5%) respectively. Revenue and operating profit were adversely impacted by $8m lower fees on the exit of eight Holiday Inn hotels owned by FelCor Lodging Trust but were positively impacted by the benefit of a $31m liquidated damages receipt in 2013 in the managed business, compared to $3m in 2012.

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

Americas hotel and room count

		Hotels		Rooms
At 31 December	2014	Change over 2013	2014	Change over 2013
Analysed by brand
InterContinental	50	(1)	16,897	(556)
Crowne Plaza	181	5	48,366	1,309
Hotel Indigo	39	2	4,551	207
EVEN Hotels	2	2	296	296
Holiday Inn[1]	770	(16)	136,280	(2,550)
Holiday Inn Express	2,060	75	182,601	8,170
Staybridge Suites	197	9	21,200	891
Candlewood Suites	322	10	30,708	930
Other	78	(3)	19,118	(104)
Total	3,699	83	460,017	8,593

Analysed by ownership type
Franchised	3,477	83	417,215	8,340
Managed	217	–	41,172	1,025
Owned and leased	5	–	1,630	(772)
Total	3,699	83	460,017	8,593
Percentage of Group hotel and room count	76.4	(0.6)	64.8	(0.9)

[1]	Includes 20 Holiday Inn Resort properties (4,864 rooms) and 12 Holiday Inn Club Vacations (4,027 rooms) (2013: 18 Holiday Inn Resort properties (4,438 rooms) and 10 Holiday Inn Club Vacations (3,701 rooms)).

The Americas System size increased by 83 hotels (8,593 rooms) to 3,699 hotels (460,017 rooms) during 2014. 178 hotels (20,823 rooms) opened in the year, compared to 173 hotels (19,775 rooms) in 2013 and included four hotels (834 rooms) as part of the US government’s PAL initiative (33 hotels with 4,061 rooms in 2013). Openings included 140 hotels (15,190 rooms) in the Holiday Inn brand family, representing more than 70% of the region’s openings. 23 hotels (2,130 rooms) opened as Staybridge Suites hotels and Candlewood Suites hotels, IHG’s extended-stay brands. The first two hotels (296 rooms) were opened under the wellness-focused EVEN Hotels brand.

95 hotels (12,230 rooms) were removed from The Americas System in 2014, demonstrating IHG’s continued commitment to quality, compared to 112 hotels (17,968 rooms) in 2013. 45% of 2014 room removals were Holiday Inn rooms in the US (34 hotels, 5,499 rooms) compared to 61% in 2013 (53 hotels, 10,933 rooms).

Americas pipeline

		Hotels		Rooms
At 31 December	2014	Change over 2013	2014	Change over 2013
Analysed by brand
InterContinental	7	1	2,337	900
Crowne Plaza	18	2	3,206	(22)
Hotel Indigo	31	8	4,259	1,141
EVEN Hotels	3	(2)	584	(296)
Holiday Inn[1]	139	–	20,155	811
Holiday Inn Express	389	31	37,125	3,637
Staybridge Suites	90	19	9,594	2,099
Candlewood Suites	89	9	7,717	803
Other	10	9	1,218	1,104
Total	776	77	86,195	10,177

Analysed by ownership type
Franchised	740	62	78,980	6,961
Managed	35	17	7,011	3,512
Owned and leased	1	(2)	204	(296)
Total	776	77	86,195	10,177

1 Includes nine Holiday Inn Resort properties (1,916 rooms) and nil Holiday Inn Club Vacations (2013: five Holiday Inn Resort properties (694 rooms) and one Holiday Inn Club Vacations (120 rooms)).

At 31 December 2014, The Americas pipeline totalled 776 hotels (86,195 rooms), representing an increase of 77 hotels (10,177 rooms) over the prior year. Strong signings of 319 hotels (38,108 rooms) were ahead of last year by 14 hotels (4,224 rooms) and the highest for six years, demonstrating continued demand for IHG branded hotels. Signings included 14 hotels (2,012 rooms) signed as part of the US government’s PAL initiative. The majority of 2014 signings were within the Holiday Inn brand family (208 hotels, 24,037 rooms), up by 17.0% compared to 2013, and included the 777-room Holiday Inn Nickelodeon Suites Orlando. Staybridge Suites and Candlewood Suites together contributed signings of 73 hotels (7,091 rooms), up by 31.2% compared to 2013. Crowne Plaza Atlanta – Midtown, which was signed and opened in the year, is one of 10 signings for the brand. Other notable signings included the 900-room InterContinental Downtown Los Angeles, the largest for the brand in the US.

64 hotels (7,108 rooms) were removed from the pipeline in 2014, significantly down in terms of both hotels and rooms from 2013 (103 hotels, 10,664 rooms).

[1]	Underlying excludes the impact of owned asset disposals, managed leases, significant liquidated damages and exceptional items translated at constant currency by applying prior year exchange rates.

IHG Annual Report and Form 20-F 2014

Performance continued

Europe

Continue to grow in priority markets and across key cities, and improve underlying margin through operational excellence over the next three years.

Industry performance in 2014

Europe is a diverse region and industry figures are driven by the larger markets, in particular the UK and Germany. RevPAR growth was 6.0%, average daily rate grew by 3.5% and demand grew by 3.5%.

RevPAR growth in the UK reached 7.9% due to a 10.5% increase in the UK provinces, which was driven by a 6.5% increase in average daily rate and 4.9% increase in demand. However, RevPAR growth in other European countries was more moderate, with RevPAR increasing in Germany by 3.8%. In contrast, the RevPAR in Russia declined steeply by 14.8%, as growth was depressed by ongoing conflict between Russia and the Ukraine and the resulting geopolitical instability throughout this area. Although there was a 5.1% decline in demand, supply continued to grow by 8.9%.

IHG’s regional performance in 2014

IHG’s comparable RevPAR increased by 5.1% with the UK particularly strong at 8.9%. Germany was also strong at 4.1%. IHG’s hotels in Russia and the Commonwealth of Independent States (CIS) were, however, impacted by the geopolitical instability in the region but our hotels outperformed the industry with a RevPAR decline of 4.0%.

Europe comparable RevPAR

movement on previous year

12 months ended 31 December 2014
Franchised
All brands	5.3%
Managed
All brands	5.4%
Owned and leased
InterContinental	(4.7)%

Progress against 2014 regional priorities

In line with our 2014 regional priorities, we:

•	grew in our priority markets and key gateway cities with the signing of 48 hotels of which 17 were in the UK, 12 in Germany, and seven in Russia and the CIS;

•	continued to expand the Hotel Indigo brand across the region in key gateway cities, opening four new properties in Paris, Madrid, Rome and St Petersburg, and as at 31 December 2014, had 17 open hotels and a further 12 in the pipeline for the brand;

•	launched the Holiday Inn Express brand in Russia and the CIS (having localised the brand) with the opening of Holiday Inn Express Voronezh - Kirova, a debut for the brand in Russia;

•	continued to improve guest experience and increase satisfaction at our hotels in the region by creating a culture focused on quality, accelerating the rollout of innovation and building a suite of tools that enables hotels to deliver operational excellence (see progress against KPIs set out on pages 30 to 33); and

•	embedded our revenue and sales tools at our hotels, driving our commercial delivery and people platforms (see progress against KPIs set out on pages 30 to 33), helping us to deliver RevPAR outperformance in our three priority markets.

IHG’s 2015 regional priorities

1.	Continue to build IHG System size through driving growth in our priority markets of UK, Russia and the CIS, and Germany, localising our brands as necessary.

2.	Continue to improve guest experience and increase satisfaction by focusing on quality and driving innovation to ensure our brands are preferred.

3.	Drive operational excellence and hotel outperformance by delivering a focused and targeted hotel support model, and best-in-class operational tools and training.

Source: Smith Travel Research for all of the above industry facts.

Europe results

	12 months ended 31 December
	2014 $m	2013 $m	2014 vs 2013 % change	2012 $m	2013 vs 2012 % change
Revenue
Franchised	104	104	–	91	14.3
Managed	159	156	1.9	147	6.1
Owned and leased	111	140	(20.7)	198	(29.3)
Total	374	400	(6.5)	436	(8.3)
Percentage of Group Revenue	20.1	21.0	(0.9)	23.8	(2.8)
Operating profit before exceptional items
Franchised	78	79	(1.3)	65	21.5
Managed	30	30	–	32	(6.3)
Owned and leased	14	30	(53.3)	50	(40.0)
	122	139	(12.2)	147	(5.4)
Regional overheads	(33)	(34)	2.9	(35)	2.9
Total	89	105	(15.2)	112	(6.3)
Percentage of Group Operating profit before central overheads and exceptional items	11.0	12.8	(1.8)	14.6	(1.8)

Highlights for the year ended 31 December 2014

Comprising 647 hotels (104,208 rooms) at the end of 2014, Europe represented 15% of the Group’s room count and 11% of the Group’s operating profit before central overheads and exceptional operating items for the year ended 31 December 2014. Revenues are primarily generated from hotels in the UK and continental European gateway cities. The largest proportion of rooms in Europe are operated under the franchise business model primarily in the upper midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas in the luxury segment the majority of InterContinental branded hotels are operated under management agreements.

Revenue and operating profit before exceptional items decreased by $26m (6.5%) to $374m and by $16m (15.2%) to $89m respectively. On an underlying1 basis, revenue and operating profit increased by $4m (1.4%) and $3m (3.5%) respectively. Overall, comparable RevPAR in Europe increased by 5.1%. The UK achieved a particularly strong comparable RevPAR growth of 8.9%, with double-digit growth in the first and third quarters. Comparable RevPAR in Germany was also strong, increasing by 4.1%, driven by continued growth in domestic output and a rise in employment, whilst IHG hotels in the Commonwealth of Independent States (CIS) collectively experienced a comparable RevPAR decline of 4.0%, reflecting a challenging economic climate in the region during 2014.

Franchised revenue remained flat at $104m, whilst operating profit decreased by $1m (1.3%) to $78m. Excluding the benefit of a $9m liquidated damages receipt in 2013, revenue and operating profit increased by $8m (8.4%) and $8m (11.4%) respectively at constant currency. This underlying growth was mainly driven by an increase in royalties of 8.0%, reflecting comparable RevPAR growth of 5.3%, together with 5.7% rooms growth.

Managed revenue increased by $3m (1.9%) to $159m, whilst operating profit was flat with 2013 at $30m. Revenue and operating profit included $90m (2013 $89m) and $2m (2013 $2m) respectively from managed leases. Excluding properties operated under this arrangement and on a constant currency basis, revenue increased by $3m (4.5%), whilst operating profit was flat. At the end of 2014, IHG commenced a process to restructure the majority of its UK managed hotels to new franchised contracts.

In the owned and leased estate, revenue decreased by $29m (20.7%) to $111m and operating profit decreased by $16m (53.3%) to $14m. At constant currency and excluding the impact of the disposal of InterContinental London Park Lane (which contributed revenue and operating profit of $22m and $8m respectively in 2013), owned and leased revenue and operating profit both decreased by $7m. These declines were driven by InterContinental Paris – Le Grand due to the refurbishment of the Salon Opera ballroom in the first half of 2014. The hotel delivered revenue and operating profit of $111m and $15m respectively, a decrease of 5.9% and 34.8% compared to 2013, whilst RevPAR decreased by 4.7%.

Highlights for the year ended 31 December 2013

Revenue and operating profit before exceptional items decreased by $36m (8.3%) to $400m and by $7m (6.3%) to $105m respectively. On an underlying1 basis, revenue and operating profit increased by $9m (3.4%) and $8m (10.4%) respectively. Overall, RevPAR in Europe increased by 1.7%. The UK achieved RevPAR growth of 3.0%, with particularly strong performance in the final quarter of 2013 with RevPAR increasing 7.3%. RevPAR in Germany increased by 0.8% despite a weaker year-on-year trade fair calendar, whilst IHG hotels in the CIS collectively achieved RevPAR growth of 2.7%.

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

[1]	Underlying excludes the impact of owned asset disposals, managed leases, significant liquidated damages and exceptional items translated at constant currency by applying prior year exchange rates.

IHG Annual Report and Form 20-F 2014

Performance continued

Managed revenue increased by $9m (6.1%) to $156m and operating profit decreased by $2m (6.3%) to $30m. Revenue and operating profit included $89m (2012 $80m) and $2m (2012 $2m) respectively from managed leases. Excluding properties operated under this arrangement and on a constant currency basis, revenue was flat and operating profit decreased by $1m (3.3%).

In the owned and leased estate, revenue decreased by $58m (29.3%) to $140m and operating profit decreased by $20m (40.0%) to $30m. At constant currency and excluding the impact of the disposal of InterContinental London Park Lane, the owned and leased estate delivered a revenue increase of $5m (4.6%) with RevPAR growth of 5.3%. Operating profit increased by $4m (23.5%), benefiting from a one-off $3m property tax recovery in the year.

Europe hotel and room count

		Hotels		Rooms
At 31 December	2014	Change over 2013	2014	Change over 2013
Analysed by brand
InterContinental	30	(1)	9,372	(153)
Crowne Plaza	83	–	19,395	(127)
Hotel Indigo	17	4	1,568	325
Holiday Inn[1]	284	2	45,722	101
Holiday Inn Express	226	11	27,138	1,767
Staybridge Suites	5	–	784	–
Other	2	2	229	229
Total	647	18	104,208	2,142
Analysed by ownership type
Franchised	565	37	84,016	4,499
Managed	81	(19)	19,722	(2,357)
Owned and leased	1	–	470	–
Total	647	18	104,208	2,142
Percentage of Group hotel and room count	13.4	–	14.7	(0.2)

[1]	2014 and 2013 include 2 Holiday Inn Resort properties (212 rooms).

During 2014, Europe System size increased by 18 hotels (2,142 rooms) to 647 hotels (104,208 rooms). The Group opened 35 hotels (5,353 rooms) in Europe in 2014, compared to 21 hotels (3,528 rooms) in 2013. 2014 openings included two landmark InterContinental hotels; the 197-room InterContinental Dublin and the 331-room InterContinental Lisbon. Four further Hotel Indigo properties (325 rooms) opened in 2014, in prime city locations of Paris, Madrid, Rome and St Petersburg. Additionally, the Group opened Holiday Inn Express Voronezh - Kirova during 2014, a debut for the brand in Russia.

17 hotels (3,211 rooms) left the Europe System in the period, compared to 20 hotels (3,489 rooms) in the previous year.

Europe pipeline

		Hotels		Rooms
At 31 December	2014	Change over 2013	2014	Change over 2013
Analysed by brand
InterContinental	3	1	845	192
Crowne Plaza	14	2	2,917	293
Hotel Indigo	12	(3)	1,368	(208)
Holiday Inn	37	2	6,944	332
Holiday Inn Express	44	1	6,374	358
Staybridge Suites	4	1	414	116
Other	–	–	31	31
Total	114	4	18,893	1,114
Analysed by ownership type
Franchised	95	(2)	13,996	(123)
Managed	19	6	4,897	1,237
Total	114	4	18,893	1,114

The Europe pipeline totalled 114 hotels (18,893 rooms) at 31 December 2014, representing an increase of four hotels (1,114 rooms) over 31 December 2013. New signings of 48 hotels (7,804 rooms), compared to 50 hotels (7,542 rooms) in 2013, included 16 hotel signings in the UK (2,234 rooms). The Group also signed 12 hotels (2,323 rooms) in Germany and seven new hotels (867 rooms) in countries in the CIS. Notable signings in Europe included the 162-room InterContinental Baku, the first for the brand in Azerbaijan.

Nine hotels (1,337 rooms) were removed from the pipeline in 2014, compared to 10 hotels (1,419 rooms) in 2013.

Asia, Middle East and Africa (AMEA)

Execute our strategic plans to strengthen our brands and increase our revenue share through operational excellence and outperformance over the next three years.

Industry performance in 2014

AMEA is the largest region in geographic terms, and performance varies across the countries that comprise the region.

The strongest of the larger markets in AMEA, in which we operate, are Australia, Japan and the Middle East. Australia experienced RevPAR growth of 4.1% due to both occupancy, which increased by 2.1%, and daily rate growth, which increased by 2.0%. Despite its economic contraction in the third quarter of 2014, Japan’s RevPAR grew 9.4% as a result of an 8.2% increase in daily rate. Occupancy growth was 1.1%.

Performance in the smaller AMEA markets, in which we operate, was less consistent. RevPAR in Saudi Arabia experienced an overall increase of 6.0%. Indonesia saw RevPAR growth for the year of 4.3%, primarily driven by a 6.9% increase in daily rate, and RevPAR in India grew by 0.8%.

IHG’s regional performance in 2014

Across this large and diverse geographic region, IHG is widely represented both geographically and by brand, and as such comparisons across the industry are hard to make. Overall IHG RevPAR increased 3.8% driven predominantly through rate growth with performance led by the Middle East (5.6% RevPAR growth) and positive trading in our mature markets of Japan (6.7% RevPAR growth) and Australia (3.9% RevPAR growth). India and Southeast Asia exhibited steady growth, with the exception of Thailand, which was impacted by political instability in the first half of 2014. Indonesia saw RevPAR growth of 9.1%.

AMEA comparable RevPAR

movement on previous year

12 months ended 31 December 2014
Franchised
All brands	1.7%
Managed
All brands	4.4%

Progress against 2014 regional priorities

In line with our 2014 regional priorities, we:

•	strengthened our position in the region’s priority markets and key gateway cities, opening 19 hotels (9 in Indonesia and India), taking the region’s System size to a total of 253 hotels (as at 31 December 2014) with notable openings including InterContinental Sydney Double Bay, the second for the brand in Sydney;

•	accelerated the growth of our core brands across the region with the signing of 32 new hotels into the pipeline – including 21 hotels for the Holiday Inn brand family (9 hotels for the Holiday Inn Express brand) and 19 in the region’s emerging markets;

•	continued to deliver operational excellence to improve guest satisfaction and deliver high-quality revenues by embedding our revenue tools, system delivery platforms, responsible business practices and People Tools (see progress against KPIs set out on pages 30 to 33); and

•	accelerated a ‘winning culture’ with further alignment between operations and corporate teams and increased leadership capability to embed the systems, processes and competencies to deliver high performance.

IHG’s 2015 regional priorities

1.	Continue to accelerate IHG System size growth across the region, focusing on any brand gaps in key cities and driving secondary city growth in our priority markets of the Middle East, India and Indonesia.

2.	Focus on strong RevPAR growth through building preferred brands that deliver guest satisfaction.

3.	Following the launch of the Hotel Indigo brand in the region, support the growth of the brand in AMEA.

Source: Smith Travel Research for all of the above industry facts.

IHG Annual Report and Form 20-F 2014

Performance continued

AMEA results

	12 months ended 31 December
	2014 $m	2013 $m	2014 vs 2013 % change	2012 $m	2013 vs 2012 % change
Revenue
Franchised	16	16	–	18	(11.1)
Managed	187	170	10.0	152	11.8
Owned and leased	39	44	(11.4)	48	(8.3)
Total	242	230	5.2	218	5.5
Percentage of Group Revenue	13.0	12.1	0.9	11.9	0.2
Operating profit before exceptional items
Franchised	12	12	–	12	–
Managed	88	92	(4.3)	90	2.2
Owned and leased	3	4	(25.0)	6	(33.3)
	103	108	(4.6)	108	–
Regional overheads	(19)	(22)	13.6	(20)	(10.0)
Total	84	86	(2.3)	88	(2.3)
Percentage of Group Operating profit before central overheads and exceptional items	10.5	10.4	0.1	11.5	(1.1)

Highlights for the year ended 31 December 2014

Comprising 253 hotels (67,876 rooms) at 31 December 2014, AMEA represented 9% of the Group’s room count and contributed 10% of the Group’s operating profit before central overheads and exceptional operating items during the year. 82% of rooms in AMEA are operated under the managed business model. The region’s hotels are in the luxury, upscale and upper midscale segments.

Revenue increased by $12m (5.2%) to $242m whilst operating profit before exceptional items decreased by $2m (2.3%) to $84m. On an underlying1 basis, revenue increased by $5m (2.5%) and operating profit increased by $4m (5.1%). The results included a $6m benefit from liquidated damages received in 2013 (2014 $nil). AMEA is a geographically diverse region and performance was impacted by political and economic factors affecting different countries.

Comparable RevPAR increased 3.8% driven by 2.4% rate growth. Performance was led by the Middle East, up 5.6%, driven by a solid performance in Saudi Arabia and a recovery in Egypt. This was supported by positive trading in the mature markets of Japan, which grew by 6.7%, and Australia, which grew by 3.9%. Elsewhere, both India and South East Asia exhibited steady growth, with the exception of Thailand which suffered from political instability in the first half of the year.

Franchised revenue and operating profit remained flat at $16m and $12m respectively.

Managed revenue increased by $17m (10.0%) to $187m whilst operating profit decreased by $4m (4.3%) to $88m. Revenue and operating profit included $41m (2013 $21m) and $4m (2013 $1m) respectively from one managed lease property. Excluding results from this hotel, as well as the benefit of $6m liquidated damages in 2013 (2014 $nil), revenue increased by $7m (4.9%) whilst operating profit increased by $2m (2.4%) on a constant currency basis. Comparable RevPAR increased by 4.4%, with room count increasing by 5.9%.

In the owned and leased estate, revenue and operating profit decreased by $5m (11.4%) to $39m and by $1m (25.0%) to $3m respectively, due to a 6.3% decrease in RevPAR.

Highlights for the year ended 31 December 2013

Revenue increased by $12m (5.5%) to $230m and operating profit decreased by $2m (2.3%) to $86m. On an underlying1 basis, revenue and operating profit decreased by $6m (2.8%) and $7m (8.0%) respectively. The results included a $6m benefit from liquidated damages in 2013 (2012 $nil). RevPAR increased by 6.1%, with 3.0% growth in average daily rate. AMEA is a geographically diverse region and performance is impacted by political and economic factors affecting different countries. The Middle East delivered RevPAR growth of 2.9%, driven by strength in the United Arab Emirates and Saudi Arabia, whilst continuing political uncertainty impacted some of our other markets in the region, particularly Egypt and Lebanon. Performance in Japan was strong, with RevPAR increasing by 9.6%, whilst Australia also achieved solid RevPAR growth of 2.8%. RevPAR growth in developing markets remained buoyant, led by 12.2% RevPAR growth in Indonesia. Revenue and operating profit growth were muted by a $6m negative year-on-year impact from the renewal of a small number of long-standing contracts onto current commercial terms. In addition, there was a $4m negative impact from similar contracts that were not renewed.

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

AMEA hotel and room count

		Hotels		Rooms
At 31 December	2014	Change over 2013	2014	Change over 2013
Analysed by brand
InterContinental	67	–	21,424	41
Crowne Plaza	69	2	19,688	610
Holiday Inn[1]	85	4	19,750	1,286
Holiday Inn Express	24	8	5,295	1,795
Staybridge Suites	3	–	425	–
Other	5	(5)	1,294	(694)
Total	253	9	67,876	3,038
Analysed by ownership type
Franchised	50	(1)	11,569	(42)
Managed	201	10	55,720	3,080
Owned and leased	2	–	587	–
Total	253	9	67,876	3,038
Percentage of Group hotel and room count	5.2	–	9.5	0.2

[1]	Includes 14 Holiday Inn Resort properties (3,003 rooms) (2013: 14 Holiday Inn Resort properties (2,965 rooms)).

The AMEA System size increased by nine hotels (3,038 rooms) to 253 hotels (67,876 rooms) as at 31 December 2014. The level of openings decreased marginally to 19 hotels (4,228 rooms) in 2014 from 20 hotels (4,495 rooms) in 2013. Openings in 2014 included two hotels (417 rooms) for the InterContinental brand, including the 140-room InterContinental Sydney Double Bay, the second for the brand in Sydney, and four hotels (1,039 rooms) in India.

10 hotels (1,190 rooms) were removed from the AMEA System in 2014, compared to eight hotels (2,394 rooms) in 2013.

AMEA pipeline

		Hotels		Rooms
At 31 December	2014	Change over 2013	2014	Change over 2013
Analysed by brand
InterContinental	22	1	5,804	426
Crowne Plaza	16	2	4,412	364
Hotel Indigo	10	2	1,823	431
Holiday Inn[1]	50	1	13,230	889
Holiday Inn Express	39	0	8,177	197
Staybridge Suites	5	(1)	900	(35)
Total	142	5	34,346	2,272
Analysed by ownership type
Franchised	8	5	1,754	1,107
Managed	134	–	32,592	1,165
Total	142	5	34,346	2,272

[1]	Includes seven Holiday Inn Resort properties (1,729 rooms) (2013: six Holiday Inn Resort properties (1,579rooms)).

At 31 December 2014, the AMEA pipeline totalled 142 hotels (34,346 rooms) compared to 137 hotels (32,074 rooms) as at 31 December 2013. Signings in AMEA of 32 hotels (8,030 rooms) were slightly below the level seen in 2013 (36 hotels, 8,687 rooms). Signings in 2014 included 21 hotels (5,507 rooms) in the Holiday Inn brand family, notably including the 1,000-room Holiday Inn Newport City in Manila. Four InterContinental hotels (999 rooms) were signed during 2014.

Eight hotels (1,530 rooms) were removed from the pipeline in 2014, compared to 11 hotels (2,475 rooms) in 2013.

[1]	Underlying excludes the impact of owned asset disposals, managed leases, significant liquidated damages and exceptional items translated at constant currency by applying prior year exchange rates.

IHG Annual Report and Form 20-F 2014

Performance continued

Greater China

Maximise scale and strength and establish multi-segment local operating expertise to drive margin and expand our strong portfolio of brands over the next three years.

Industry performance in 2014

The Chinese economy achieved GDP growth of 7.4% in 2014, a slowdown against the average of 8.9% growth in the period from 2009 to 2013. This slowdown was attributable to several factors, including lessening domestic demand and manufacturing output, a correction in the real estate market and declining inflation. Growth is expected to reduce further in 2015 and 2016.

Hotel industry RevPAR in Greater China decreased by 0.9% in the year. Whilst overall occupancy increased by 1.9%, average daily rates decreased by 2.8%. Much of this decrease in the region is due to changes in the industry structure due to growth in tier 2 and 3 cities as well as from growth of economy brands.

RevPAR in the People’s Republic of China (excluding Taiwan) decreased by 1.5%. Many major cities, such as Shanghai and Guangzhou, experienced an increase in RevPAR driven by strong occupancy gains. However, RevPAR in Beijing and surrounding North China, East China and South China saw a decrease in year-on-year RevPAR growth.

IHG’s regional performance in 2014

IHG’s comparable RevPAR increased 1.6% in 2014, significantly ahead of the overall industry. Trading was strongest in tier 1 cities, whilst tier 2 and 3 cities were softer, impacted by new supply as these markets develop. Our RevPAR growth was driven by occupancy which increased by 2.4%, whilst rate decreased by 2.3% – both ahead of the industry, reflecting our scale and management strength in the region.

Greater China comparable RevPAR

movement on previous year

12 months ended 31 December 2014
Managed
All brands	1.3%
Owned and leased
InterContinental	(1.0)%

Progress against 2014 regional priorities

In line with our 2014 regional priorities, we:

•	grew distribution of our brands in the region with 34 hotel openings and 64 hotels signed into our pipeline;

•	opened 19 hotels during the year for the Holiday Inn brand family (Holiday Inn and Holiday Inn Express), including the opening of the 50th Holiday Inn Express hotel, and signed a further 45 hotels into the pipeline for the Holiday Inn brand family;

•	continued to make progress with the HUALUXE Hotels and Resorts brand, with 24 hotels in the pipeline as at 31 December 2014 – one of which we opened in February 2015 (see page 19);

•	continued to grow our talent (see page 23); and

•	continued to localise IHG brands, systems, tools, processes and responsible business practices to increase efficiency and margin performance (see progress against KPIs set out on pages 30 to 33).

IHG’s 2015 regional priorities

1.	Further increase IHG System size, with deeper penetration in tier 2 and 3 cities and strengthen the distribution of the Holiday Inn and Holiday Inn Express brands to capture the growing midscale segment opportunity.

2.	Build a strong pipeline for the HUALUXE Hotels and Resorts brand and support the subsequent hotel openings.

3.	Continue to grow our talent and build a strong local talent pipeline, particularly in tier 2 and 3 cities.

Source: Smith Travel Research for all of the above industry facts.

Greater China results

	12 months ended 31 December
	2014 $m	2013 $m	2014 vs 2013 % change	2012 $m	2013 vs 2012 % change
Revenue
Franchised	4	3	33.3	3	–
Managed	99	92	7.6	89	3.4
Owned and leased	139	141	(1.4)	138	2.2
Total	242	236	2.5	230	2.6
Percentage of Group Revenue	13.0	12.4	0.6	12.5	(0.1)
Operating profit before exceptional items
Franchised	5	5	–	4	25.0
Managed	63	51	23.5	51	–
Owned and leased	42	47	(10.6)	45	4.4
	110	103	6.8	100	3.0
Regional overheads	(21)	(21)	–	(19)	(10.5)
Total	89	82	8.5	81	1.2
Percentage of Group Operating profit before central overheads and exceptional items	11.0	10.0	1.0	10.6	(0.6)

Highlights for the year ended 31 December 2014

Comprising 241 hotels (78,194 rooms) at 31 December 2014, Greater China represented 11% of the Group’s room count and contributed 11% of the Group’s operating profit before central overheads and exceptional operating items for the year ended 31 December 2014. 97% of rooms in Greater China are operated under the managed business model. The region’s hotels are in the luxury, upscale and upper midscale segments.

Revenue and operating profit before exceptional items increased by $6m (2.5%) to $242m and by $7m (8.5%) to $89m respectively. Overall, the region achieved comparable RevPAR growth of 1.6%, slightly stronger than the 1.0% growth achieved in 2013. This performance was significantly ahead of the industry, reflecting IHG’s scale and management strength in the region, and was achieved in a challenging environment with slower macro-economic conditions, government austerity measures and protests in Hong Kong. Trading was strongest in tier 1 cities, especially Shanghai and Guangzhou, with good levels of transient and corporate business. Performance in tier 2 and 3 cities continues to be impacted by new supply as these markets develop. Total RevPAR in the region decreased by 3.4% as hotels opened in these lower RevPAR markets.

Franchised revenue increased by $1m (33.3%) to $4m whilst operating profit was flat at $5m. Operating profit was higher than revenue in both 2014 and 2013 due to joint venture dividend income received from a hotel in Hong Kong.

Managed revenue increased by $7m (7.6%) to $99m, whilst operating profit increased by $12m (23.5%) to $63m, reflecting improvements in operating margin, net rooms growth, and a small number of one-off items that contributed approximately $5m to the result. Comparable RevPAR increased by 1.3%, whilst the Greater China System size grew by 14.7%, driving a 8.5% increase in total gross revenue derived from rooms business. Total gross revenue derived from non-rooms business increased by 7.8%.

Owned and leased revenue decreased by $2m (1.4%) to $139m, driven by a RevPAR decrease of 1.0% at InterContinental Hong Kong. Operating profit decreased by $5m (10.6%) to $42m. The decrease in revenue and operating profit at the hotel was driven primarily by the ongoing development of the area adjacent to the hotel and protests in central Hong Kong.

Highlights for the year ended 31 December 2013

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

Owned and leased revenue at InterContinental Hong Kong increased by $3m (2.2%) to $141m, driven by a 4.5% increase in total gross revenue derived from non-rooms business, although this was partly offset by a RevPAR decline of 0.1%. Operating profit increased by $2m (4.4%) to $47m.

IHG Annual Report and Form 20-F 2014

Performance continued

Greater China hotel and room count

		Hotels		Rooms
At 31 December	2014	Change over 2013	2014	Change over 2013
Analysed by brand
InterContinental	33	4	13,542	1,800
Crowne Plaza	73	8	26,113	2,879
Hotel Indigo	5	–	612	–
Holiday Inn[1]	73	6	23,407	1,745
Holiday Inn Express	55	13	14,076	2,781
Other	2	2	444	444
Total	241	33	78,194	9,649
Analysed by ownership type
Franchised	4	–	2,184	–
Managed	236	33	75,507	9,649
Owned and leased	1	–	503	–
Total	241	33	78,194	9,649
Percentage of Group hotel and room count	5.0	0.6	11.0	1.0

[1]	Includes six Holiday Inn Resort properties (1,825 rooms) (2013: four Holiday Inn Resort properties (1,203 rooms)).

The Greater China System size increased by 33 hotels (9,649 rooms) in the year to 241 hotels (78,194 rooms). 34 hotels (10,648 rooms) opened during 2014, 11 hotels and 2,979 rooms higher than 2013 and a record year for the region. Recent growth in the region has focused on tier 2 and 3 cities, which now represent approximately two-thirds of IHG’s open rooms. The InterContinental brand System size increased by four hotels (1,800 rooms) to 33 hotels (13,542 rooms) during the year, including the addition of the 990-room InterContinental Chengdu Global Centre. 19 Holiday Inn brand family hotels (4,445 rooms) were also added in the year, including the 50th Holiday Inn Express, nine hotels (1,078 rooms) higher than in 2013. Nine Crowne Plaza hotels (3,498 rooms) were also added during the year, including the 466-room Crowne Plaza Beijing Lido, increasing the Crowne Plaza System size to 73 hotels (26,113 rooms).

One hotel (999 rooms) was removed in 2014, compared to two hotels (725 rooms) in 2013.

Greater China pipeline

		Hotels		Rooms
At 31 December	2014	Change over 2013	2014	Change over 2013
Analysed by brand
InterContinental	18	(4)	6,678	(2,714)
HUALUXE	24	3	7,551	747
Crowne Plaza	44	(8)	14,801	(3,668)
Hotel Indigo	10	5	1,646	925
Holiday Inn[1]	43	2	12,384	440
Holiday Inn Express	50	17	11,278	4,018
Total	189	15	54,338	(252)
Analysed by ownership type
Managed	189	15	54,338	(252)
Total	189	15	54,338	(252)

[1]	Includes two Holiday Inn Resort properties (767 rooms) (2013: three Holiday Inn Resort properties (890 rooms)).

At 31 December 2014, the Greater China pipeline totalled 189 hotels (54,338 rooms) compared to 174 hotels (54,590 rooms) at 31 December 2013. Signings of 64 hotels (15,754 rooms) increased from 53 hotels (15,348 rooms) in 2013. Three InterContinental hotels (930 rooms) were signed, together with five Crowne Plaza hotels (1,400 rooms), whilst the total pipeline for the HUALUXE Hotels and Resorts brand increased to 24 hotels (7,551 rooms). 45 hotels (10,860 rooms) were signed for the Holiday Inn brand family, with the Holiday Inn Express brand pipeline increasing to 50 hotels.

15 hotels (5,358 rooms) were removed from the pipeline in 2014, compared to 16 hotels (4,005 rooms) in 2013.

Central

Central results

	12 months ended 31 December
	2014 $m	2013 $m	2014 vs 2013 % change	2012 $m	2013 vs 2012 % change
Revenue	129	121	6.6	114	6.1
Gross central costs	(284)	(276)	(2.9)	(276)	–
Net central costs	(155)	(155)	–	(162)	4.3

Highlights for the year ended 31 December 2014

Central revenue, which mainly comprises technology fee income, increased by $8m (6.6%) to $129m, driven by increases in both comparable RevPAR (6.1%) and IHG System size (3.4%) in 2014 compared to 2013. At constant currency, gross central costs increased by $4m (1.4%) compared to 2013 (an $8m or 2.9% increase at actual currency).

Highlights for the year ended 31 December 2013

Central revenue, mainly comprising technology fee income, increased by $7m (6.1%) to $121m, driven by increases to both RevPAR and IHG System size over 2012. Gross central costs were flat at $276m in 2013, reflecting continued tight cost control.

System Fund

System Fund assessments

	12 months ended 31 December
	2014 $m	2013 $m	2014 vs 2013 % change	2012 $m	2013 vs 2012 % change
Assessment fees and contributions received from hotels	1,271	1,154	10.1	1,106	4.3
Proceeds from sale of IHG Rewards Club points	196	153	28.1	144	6.3
Total	1,467	1,307	12.2	1,250	4.6

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

Highlights for the year ended 31 December 2014

In the year to 31 December 2014, System Fund income increased by 12.2% to $1,467m primarily as a result of a 10.1% increase in assessment fees and contributions from hotels resulting from increased hotel room revenues, reflecting increases in RevPAR and IHG System size. Continued strong performance in co-branded credit card schemes drove the 28.1% increase in proceeds from the sale of IHG Rewards Club points.

Highlights for the year ended 31 December 2013

In the year to 31 December 2013, System Fund income increased by 4.6% to $1,307m primarily as a result of growth in hotel room revenues due to increases in RevPAR and IHG System size. The increase in proceeds from the sale of IHG Rewards Club points mainly reflects the continued strong performance of co-brand credit card schemes.

Other financial information

Exceptional operating items

Exceptional operating items totalled a net gain of $29m. The exceptional gain of $130m related to the sale of InterContinental Mark Hopkins San Francisco and the disposal of an 80% interest in InterContinental New York Barclay. Exceptional charges included $14m foreign exchange losses resulting from recent changes to the Venezuelan exchange rate mechanisms and the adoption of the SICAD II exchange rate; $29m relating primarily to structural change programmes across the Global Human Resources and Global Technology functions; $6m arising from a partial cash-out of the UK unfunded pension arrangements; $45m relating to the cost of securing a restructuring of the UK hotel portfolio; and $7m Kimpton Hotels & Restaurants acquisition transaction costs. See note 5 to the Group Financial Statements for further detail.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses

Net financial expenses increased by $7m to $80m reflecting an increase in average net debt levels and the translation of interest on the two sterling bonds.

Financing costs included $2m (2013 $2m) of interest costs associated with IHG Rewards Club where interest is charged on the accumulated balance of cash received in advance of the redemption of points awarded. Financing costs in 2014 also included $19m (2013 $19m) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on operating profit excluding the impact of exceptional items was 31% (2013 29%). Excluding the impact of prior year items the equivalent tax rate would be 35% (2013 32%). This rate is higher than the average UK statutory rate of 21.5% (2013 23.25%) due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a charge of $29m (2013 $51m). In 2014 the charge comprised $56m relating to the disposal of an 80% interest in InterContinental New York Barclay offset by a credit of $27m relating to a restructuring of the UK hotel portfolio and other reorganisation costs. In 2013 the charge comprised $6m relating to the exceptional operating items and $64m consequent upon the disposal of InterContinental London Park Lane, offset by a credit of $19m relating to an internal restructuring.

Net tax paid in 2014 totalled $136m (2013 $97m) including $nil (2013 $5m) in respect of disposals. Tax paid represents an effective rate of 23% (2013 16%) on total profits and is lower than the effective income statement tax rate of 31% primarily due to the impact of deferred taxes (including the realisation of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

IHG Annual Report and Form 20-F 2014

Performance continued

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

IHG earns approximately 70% of its revenues in the form of franchise, management or similar fees, with 85% of IHG branded hotels being franchised. In jurisdictions in which IHG does franchise business, the prevailing tax law will generally provide for IHG to be taxed in the form of local withholding taxes based on a percentage of fees rather than based on profits. Costs to support the franchise business are normally incurred regionally or globally and therefore profits for an individual franchise jurisdiction cannot be separately determined.

Dividends

The Board has proposed a final dividend per ordinary share of 52¢ (33.8p). With the interim dividend per ordinary share of 25¢ (14.8p), the full-year dividend per ordinary share for 2014 will total 77¢ (48.6p), an increase of 10.0% over 2013.

On 2 May 2014, the Group announced a $750m return to shareholders by way of special dividend and share consolidation. The dividend was paid to shareholders on 14 July 2014.

Under the $500m share buyback programme announced on 7 August 2012, which commenced on 12 November 2012 and completed on 29 May 2014, a total of 17.3m shares have been repurchased for total consideration of $500m.

Earnings per ordinary share

Basic earnings per ordinary share increased by 12.3% to 158.3¢ from 140.9¢ in 2013. Adjusted earnings per ordinary share remained unchanged at 158.3¢.

Share price and market capitalisation

The IHG share price closed at £25.95 on 31 December 2014, up from £20.13 on 31 December 2013. The market capitalisation of the Group at the year end was £6.4bn.

Liquidity and capital resources

Sources of liquidity

The Group is financed by a $1.07bn syndicated bank facility which expires in November 2016 (the Syndicated Facility), £250m of public bonds which are repayable on 9 December 2016 and £400m of public bonds which are repayable on 28 November 2022. $361m was drawn under the $1.07bn Syndicated Facility at the year end. The bonds are issued under the Group’s £750m Medium Term Notes programme. Short-term borrowing requirements are met from drawings under bilateral bank facilities. Additional funding is provided by the 99-year finance lease (of which 91 years remain) on InterContinental Boston and other uncommitted bank facilities (see note 21 to the Group Financial Statements). In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements.

The Syndicated Facility contains two financial covenants; interest cover and net debt divided by earnings before interest, tax, depreciation and amortisation. The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

Net debt of $1,533m (2013 $1,153m) is analysed by currency as follows:

	2014 $m	2013[1] $m
Borrowings
Sterling	1,028	671
US dollar	557	709
Euros	103	11
Other	7	10
Cash and cash equivalents
Sterling	(21)	(87)
US dollar	(54)	(40)
Euros	(25)	(15)
Canadian dollar	(14)	(25)
Chinese renminbi	(8)	(15)
Other	(40)	(66)
Net debt[2]	1,533	1,153
Average debt levels	1,322	985

[1]	Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.
[2]	Including the impact of currency derivatives.

Borrowings included bank overdrafts of $107m (2013 $114m) which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash positive position, with the most significant balances in the US and Canada, and the matching overdrafts are held by the Group’s central treasury company in the UK.

Cash and cash equivalents include $4m (2013 $12m) that is not available for use by the Group due to local exchange controls.

Information on the maturity profile and interest structure of borrowings is included in notes 20 and 21 to the Group Financial Statements.

The Group had net liabilities of $717m at 31 December 2014 reflecting that its brands are not recognised in the Group statement of financial position. At the end of 2014 the Group was trading significantly within its banking covenants and facilities.

Cash from operating activities

Net cash from operating activities totalled $543m for the year ended 31 December 2014 down $81m on the previous year largely due to increased cash flows relating to exceptional operating items.

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

Cash from investing activities

Net cash inflows due to investing activities totalled $123m, a decrease of $52m over 2013. Capital expenditure on property, plant and equipment decreased from $159m in 2013 to $84m as the prior year included significant investment in hotel properties that were in the process of being converted to the Group’s EVEN Hotels brand. $394m of disposal proceeds primarily related to the disposal of InterContinental Mark Hopkins San Francisco and the disposal of an 80% interest in InterContinental New York Barclay.

The Group had committed contractual capital expenditure of $117m at 31 December 2014 (2013 $83m).

Cash used in financing activities

Net cash used in financing activities totalled $736m, which was $121m lower than in 2013. Returns to shareholders of $1,052m, comprising ordinary dividends, special dividends and share buybacks, were $236m higher than in 2013. $68m (2013 $44m) was spent on share purchases in order to fulfil share incentive awards.

Overall net debt increased during the year by $380m to $1,533m at 31 December 2014.

Off-sheet balance sheet arrangements

At 31 December 2014, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual obligations

The Group had the following contractual obligations outstanding as of 31 December 2014:

	Total amounts committed	Less than 1 year	1-3 years	3-5 years	After 5 years
	$m
Long-term debt obligations[1,2]	1,378	3	751	–	624
Interest payable[2]	248	52	76	47	73
Derivatives	2	2	–	–	–
Finance lease obligations[3]	3,364	16	32	32	3,284
Operating lease obligations	349	40	62	47	200
Agreed pension scheme contributions[4]	6	6	–	–	–
Capital contracts placed	117	117	–	–	–
Kimpton acquisition	430	430	–	–	–
Total	5,894	666	921	126	4,181

[1]	Repayment period classified according to the related facility maturity date.
[2]	Excluding bank overdrafts.
[3]	Represents the minimum lease payments related to the 99-year lease (of which 91 years remain) on InterContinental Boston. Payments under the lease step up at regular intervals over the lease term.
[4]	Largely relates to US pension obligations.

As explained in note 33 to the Group Financial Statements, the Group completed the acquisition of Kimpton Hotel & Restaurant Group, LLC for $430m on 16 January 2015.

The acquisition was primarily financed by a $400m bilateral term loan with a term of six months plus two six-month extension periods. A variable rate of interest is payable on the loan which has identical covenants to the Syndicated Facility.

Contingent liabilities

Contingent liabilities include performance guarantees with possible cash outflows totalling $29m, guarantees over the debt of equity investments of $20m and outstanding letters of credit of $40m. See note 30 to the Group Financial Statements for further details.

IHG Annual Report and Form 20-F 2014

Governance

54	Chairman’s overview
55	Corporate Governance
55	Our Board and Committee governance structure
56	2014 Board meetings
57	Who is on our Board of Directors
60	Who is on our Executive Committee
61	Board composition and diversity
63	Director induction, training and development
63	Board effectiveness evaluation
64	Board engagement with shareholders
65	Audit Committee Report
68	Corporate Responsibility Committee Report
69	Nomination Committee Report
70	Statement of compliance with the UK Corporate Governance Code
72	Directors’ Report
76	Directors’ Remuneration Report
76	Remuneration Committee Chairman’s Statement
77	Governance
79	Strategic context
80	Summary of our Directors’ Remuneration Policy
82	Annual Report on Directors’ Remuneration
91	Implementation of Directors’ Remuneration Policy in 2015

Plan

‘Guest Journey’ – Step two

•	The Plan phase of the ‘Guest Journey’ is where our guests narrow down their travel options.

•	They do this in different ways; by searching and learning more about our brands online and reading guest reviews; through IHG Rewards Club offerings; or via interaction with call centres, travel agents and corporate travel departments.

52

IHG Annual Report and Form 20-F 2014

Chairman’s overview

Dear Shareholder

We are committed to maintaining the highest standards of corporate governance. Our governance framework, led by the Board, supports IHG’s culture, values and our commitment to conducting business responsibly, further explained on pages 24 and 25. We have in place strong and effective practices and conduct regular reviews to ensure we are compliant.

Governance and strategy

The Board is accountable for the long-term success of the Group, as well as for setting the strategic priorities and objectives of the Group and its risk appetite. We consider the interests of all of our stakeholders at all times. Shaping and implementing IHG’s strategy is the most critical role of the Board and therefore the Board dedicates ample time to discussing the Group’s strategy, not least as part of our annual strategy meeting. Further information on how the Board spent its time during 2014 can be found on page 56.

Board changes and succession planning

A high-level structure of IHG’s Board and its Committees, along with biographies of current Board and Executive Committee members, can be found on pages 55 and 57 to 61.

As announced in our 2013 Annual Report, David Kappler retired on 31 May 2014 after spending over nine years as a Non-Executive Director at IHG. He was succeeded by Dale Morrison as Senior Independent Non-Executive Director on 31 May 2014. Ian Dyson took over David’s duties as Chairman of the Audit Committee on 1 April 2014. We also said goodbye to Jonathan Linen, who retired from the Board on 31 December 2014 after spending nine years with the business.

In August 2014, we announced the appointment of Jo Harlow to the Board and Audit, Nomination and Remuneration Committees effective as of 1 September 2014. Jo’s appointment fulfils one of the objectives I highlighted last year, which was to enhance the Board’s capabilities and competencies by appointing a Non-Executive Director with specific consumer-facing technology experience given the significance of this area in our strategy.

Finally, in December 2014, we announced Kirk Kinsell would step down from the Board on 13 February 2015. Kirk was succeeded as Chief Executive Officer, The Americas by Elie Maalouf, who sits on IHG’s Executive Committee. I would like to thank Kirk for his long-standing contribution to IHG, most recently as a Board member and President of The Americas region.

We are also pleased to welcome Anne Busquet to the Board as a Non-Executive Director effective as of 1 March 2015. Anne will sit on the Audit, Corporate Responsibility and Nomination Committees. Anne has an impressive breadth of experience in digital commerce, hospitality, finance and marketing.

Our Board Committees

We continually review the Board’s composition to ensure we have the right balance of skills to support the business both today and in the future. This includes a regular review of the size, experience, diversity and gender of our Board, which is conducted by our Nomination Committee (see page 69 for its report). We value the benefits that diversity brings, having had at least 25 per cent female representation on our Board since 2012. Further details on our approach to diversity from Board level and throughout the organisation, including our policies in this area, can be found on pages 61 and 62.

The Audit Committee plays a substantial role in ensuring appropriate governance and challenge around our risk and assurance processes. In line with our 2014 priorities, a major focus area has been the risks relating to information security and technology. More information can be found in the Audit Committee Report on pages 65 to 67.

In 2014, the Corporate Responsibility Committee continued to drive engagement of our three corporate responsibility programmes and deliver against our five-year corporate responsibility targets (see page 68 for its report).

At our 2014 AGM, our Directors’ Remuneration Policy was approved with a 90.94 per cent vote in favour. We are not making any changes to this Policy this year, however, we have provided a summary of it in our Directors’ Remuneration Report, which can be found on pages 76 to 91. This includes information about the Committee, the Annual Report on Directors’ Remuneration and Implementation of our Directors’ Remuneration Policy in 2015.

Board effectiveness

For 2014, we conducted an internal evaluation on Board effectiveness. During 2014, we progressed the actions that were highlighted from the 2013 external evaluation, which enabled us to further inform enhancements to our Board processes. Details of both the 2013 and 2014 evaluation, including the process and recommendations, can be found on pages 63 and 64.

Structure of the report

This year we have restructured our Corporate Governance Statement, setting out a review of our 2014 activities at the start, followed by each Board Committee’s report and finally details of how we have complied with the UK Corporate Governance Code published in September 2012 (the Code). We have aimed to provide greater transparency on compliance with the Code, making this easier to follow.

I am pleased to report that, during 2014, we complied fully with all principles and provisions of the Code, with the exception of the provision relating to audit tendering (see page 70), as we believe it would not be in the best interests of the Group to undertake an audit tender at this time (see pages 66 and 67).

Objectives for the year

My objectives for the Board this year are to ensure that the focus and composition of the Board continues to evolve to support the execution of our strategy and the opportunities and challenges we face. Our 2015 Board agenda will allow time for continued focus on our technology strategy and in-depth reviews of our brands and our priority markets. This year, our annual strategy meeting will be held in Greater China.

Patrick Cescau Non-Executive Chairman 16 February 2015

Compliance and our dual listing

As a dual listed company with a premium listing on the London Stock Exchange and a secondary listing on the New York Stock Exchange, we are required to file both an Annual Report in the UK, which complies with the Code, and an Annual Report on Form 20-F in the US, which complies with the NYSE rules, US securities laws and the rules of the Securities and Exchange Commission (SEC).

For 2014, to ensure continued consistency of information provided to both UK and US investors, we have for the second time produced a combined Annual Report and Form 20-F.

As required by the SEC, a statement outlining the differences between the Group’s UK corporate governance practices and those followed by US companies can be found on pages 173 and 174.

Corporate Governance

Our Board and Committee governance structure

The Board leads the strategic direction and long-term objectives and success of the Group through effective oversight and review, setting the Group’s strategic aims and monitoring the performance of the Group and its risk management controls.

A number of key decisions and matters are reserved for the Board’s approval and are not delegated to management, these include matters related to Group business and commercial strategy; significant investment proposals; maintaining an overview and control of the Group’s operating and financial performance; monitoring the Group’s overall system of internal controls and risk management and governance and compliance.

The Board delegates certain responsibilities to its Committees, namely the Audit Committee, Corporate Responsibility Committee, Nomination Committee and Remuneration Committee, to assist it in carrying out its functions.

IHG Annual Report and Form 20-F 2014

Corporate Governance continued

2014 Board meetings

The Board held eight scheduled meetings during 2014 and attendance by each Director is set out in the table below. Attendance at Committee meetings is indicated in each Committee report. Unless otherwise indicated, all Directors held office throughout the year.

Board membership and attendance

Director	Attendance
Patrick Cescau (Chairman)	8/8
Richard Solomons (Chief Executive Officer)	8/8
Executive Directors
Paul Edgecliffe-Johnson[1]	8/8
Kirk Kinsell	8/8
Tracy Robbins	7/8	[2]
Non-Executive Directors
Ian Dyson	8/8
Jo Harlow (appointed 1 September 2014)	3/3
David Kappler (retired 31 May 2014)	3/3
Jennifer Laing	8/8
Jonathan Linen (retired 31 December 2014)	7/8	[2]
Luke Mayhew	8/8
Jill McDonald	7/8	[2]
Dale Morrison (Senior Independent Non-Executive Director)	8/8
Ying Yeh	8/8
Total meetings held	8

1 Tom Singer resigned and Paul Edgecliffe-Johnson became Chief Financial Officer effective as of 1 January 2014.

2 Tracy Robbins missed one Board meeting due to health reasons and Jonathan Linen and Jill McDonald missed one Board meeting due to a prior commitment known to the Board in advance.

What did the Board consider at its 2014 meetings

Strategy

The Board spends a substantial amount of time considering Group strategy. In addition to its annual strategy meeting, time was spent in 2014 discussing strategic areas and business updates, including:

•	IHG strategic updates and priorities;

•	industry and consumer updates;

•	brands, regional and functional updates;

•	implementation of our commercial strategy, which includes focusing on our preferred brands, our loyalty programme and our channel management and distribution strategy;

•	development of our technological platforms; and

•	consideration and approval of the acquisition of Kimpton Hotels & Restaurants, in line with our strategy.

Annual strategy meeting

We held our 2014 annual two-day strategy meeting in Singapore. This included:

•	a review of industry trends, competitors and consumer trends;

•	an in-depth discussion of our Group strategy and progress on its implementation;

•	an in-depth review of the performance, opportunities and challenges in our AMEA and Greater China regions;

•	meeting with AMEA Regional Operating Committee members, which comprises senior management in this region;

•	visiting our corporate office in Singapore; and

•	attending an informal evening event with the Singapore office and 30 members of the IHG I-Grad Future Leaders Programme.

A third day was added to give the Board the opportunity to visit hotels across our brand portfolio in Singapore and interact with general managers of our hotels and their teams.

Governance

•	Reviewed our internal controls and risk management processes including the Major Risk Review, a Risk Management Effectiveness Review and updates on our global insurance programme.

•	Discussed the composition and succession planning of the Board and its Committees and approved Dale Morrison becoming Senior Independent Non-Executive Director, Ian Dyson becoming Chairman of the Audit Committee and the appointment of Jo Harlow as a new Non-Executive Director.

•	Reviewed the externally conducted 2013 Board performance evaluation and agreed the action plan for 2014.

•	Considered the performance of each of the Board Committees, concluding each remained effective and reviewed each of their terms of reference, updating these as required.

•	Received updates on the deliberations of each of the Board Committees (see each of their reports on their key activities and priorities during 2014).

•	Updated on upcoming legislative and regulatory changes affecting our business and the Board and its Committees across areas including corporate reporting, governance guidelines, and institutional investor reports.

Investor relations

•	Reviewed and approved a $750 million return to shareholders.

•	Discussed reports on investor perceptions and shareholder relations, and considered analysts reports and media updates.

Regular agenda items

As part of general monitoring of the Group and its compliance with the governance framework, certain matters are regularly included on Board meeting agendas. These include an update on the business from the Chief Executive Officer, finance updates from the Chief Financial Officer (which includes a financial review of the Group), and deep dives on each region and function presented by Executive Committee members and other senior management.

Meetings without Executive Directors

During 2014, at the end of each Board meeting, our Non-Executive Directors met with the Chairman without the Executive Directors present. They also regularly met with the Chief Executive Officer without the other Executive Directors present.

Who is on our Board of Directors

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

Board contribution: Patrick has held board of director positions for nearly 15 years in leading global businesses and brings extensive international experience in brands, consumer products, as well as finance. As Chairman, Patrick is responsible for leading the Board and ensuring it operates in an effective manner and promoting constructive relations with shareholders. He is also Chairman of the Nomination Committee.

Other appointments: Currently a Non-Executive Director of International Consolidated Airlines Group S.A. and the Senior Independent Director of Tesco PLC. Patrick is also a trustee of The Leverhulme Trust.

Richard Solomons Chief Executive Officer Appointed to the Board: 10 February 2003

Skills and experience: During his tenure as Chief Executive Officer, Richard has led the continued growth of IHG, including the launch of our two newest brands, HUALUXE Hotels and Resorts and EVEN Hotels and IHG’s acquisition of Kimpton Hotels & Restaurants. Before being appointed Chief Executive Officer, Richard served as Chief Financial Officer and Head of Commercial Development. Richard was integral in shaping and implementing IHG’s asset-light strategy, which has helped the business grow significantly since it was formed in 2003, as well as supporting the return of $10.4 billion to shareholders. In 2008, he served as Interim President of our Americas region. Richard is a member of the Executive Committee of the World Travel and Tourism Council, a member of the Industry Real Estate Financing Advisory Council and a Governor of the Aviation and Travel Industry Group of the World Economic Forum.

Board contribution: Richard is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Paul Edgecliffe-Johnson Chief Financial Officer Appointed to the Board: 1 January 2014

Skills and experience: Paul is a chartered accountant and a fellow of the Institute of Chartered Accountants. He was previously Chief Financial Officer of IHG’s Europe and Asia, Middle East and Africa regions, a position he held since September 2011. He joined IHG in August 2004 and has held a number of senior level finance positions, including Head of Investor Relations, Head of Global Corporate Finance and Financial Planning & Tax and Head of Hotel Development, Europe. Paul also acted as Interim Chief Executive Officer of the Europe, Middle East and Africa regions.

Board contribution: Paul is responsible, together with the Board, for overseeing the financial operations of the Group and setting its financial strategy.

Tracy Robbins Executive Vice President, Human Resources and Group Operations Support Appointed to the Board: 9 August 2011

Skills and experience: Tracy has nearly 30 years’ experience in human resources roles in service industries. She joined the Group in December 2005 from Compass Group PLC, a world-leading food service company, where she was Group Human Resources Leadership & Development Director. Previously, she acted as Group HR Director for Forte Group plc, a hotel company. Tracy also spent seven years at Tesco PLC as a Retail Human Resources Manager where she implemented a culture change and restructuring strategy across 150 stores.

Board contribution: Tracy has many years of experience in human resources and is responsible for global talent management, leadership development, employee reward strategy and implementation, organisational capability and operations support.

Board Committee membership key

Audit Committee member

Corporate Responsibility Committee member

Nomination Committee member

Remuneration Committee member

Denotes Chairman of a Board Committee

IHG Annual Report and Form 20-F 2014

Corporate Governance continued

Who is on our Board of Directors continued

Dale Morrison Senior Independent Non-Executive Director Appointed to the Board: 1 June 2011

Skills and experience: Dale is a founding partner of TriPointe Capital Partners, a private equity firm. Dale was previously President and Chief Executive Officer of McCain Foods Limited and President and Chief Executive Officer of Campbell Soup Company.

Board contribution: Dale has over 10 years’ experience in sales and marketing positions, and over 25 years’ experience in general management, having held senior positions in the branded foods sector. He was appointed as the Board’s Senior Independent Non-Executive Director on 31 May 2014.

Other appointments: Currently a Non-Executive Director of International Flavors & Fragrances Inc., a producer of flavours and fragrances, and Non-Executive Chairman of Findus Group, a frozen food company.

Ian Dyson Independent Non-Executive Director Appointed to the Board: 1 September 2013

Skills and experience: Ian has held a number of senior executive and finance roles including Group Finance & Operations Director for Marks and Spencer Group plc for five years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was Chief Executive Officer of Punch Taverns plc, a pub and bar operator, Finance Director for the Rank Group Plc, a leading European gaming business, and Group Financial Controller and Finance Director for the hotels division of Hilton Group Plc.

Board contribution: Ian has gained significant experience from working in various senior finance roles predominantly in the hospitality sector. Ian became Chairman of the Audit Committee on 1 April 2014 and as such is responsible for leading the Committee to ensure effective internal controls and risk management systems are in place.

Other appointments: Currently a Non-Executive Director of Punch Taverns plc, a Non-Executive Director and Chairman of the Audit Committee of SSP Group plc and Senior Independent Non-Executive Director and Chairman of the Audit Committee of ASOS Plc and Betfair Group plc.

Jo Harlow Independent Non-Executive Director Appointed to the Board: 1 September 2014

Skills and experience: Jo has held the position of Corporate Vice President of the Phones Business Unit at Microsoft Corporation since May 2014. She was previously Executive Vice President of Smart Devices at Nokia Corporation since February 2011, following a number of senior management roles at Nokia since 2003. Prior to that, she held marketing, sales and management roles at Reebok International Limited from 1992 to 2003 and at Procter & Gamble Company from 1984 to 1992.

Board Contribution: Jo has over 25 years’ experience working in various senior roles predominantly in the branded and technology sectors.

Other appointments: None.

Jennifer Laing Independent Non-Executive Director Appointed to the Board: 25 August 2005

Skills and experience: Jennifer was Associate Dean, External Relations at London Business School, until 2007. A fellow of the Marketing Society and of the Institute of Practitioners in Advertising, she has over 30 years’ experience in advertising including 16 years with Saatchi & Saatchi where she rose to Chairman of the London office and subsequently Chief Executive Officer and Chairman of Saatchi & Saatchi North America. Until May 2014, she was also a Non-Executive Director of Hudson Global, Inc.

Board contribution: Jennifer has over 30 years’ experience in marketing and advertising and is Chairman of the Corporate Responsibility Committee, responsible for the Corporate Responsibility objectives and strategy and approach to sustainable development.

Other appointments: Currently a Non-Executive Director of Premier Foods plc, a branded food producer.

Luke Mayhew Independent Non-Executive Director Appointed to the Board: 1 July 2011

Skills and experience: Luke served for 12 years on the Board of John Lewis Partnership plc, including as Managing Director of the Department Store division. Luke also spent five years at British Airways Plc and seven years at Thomas Cook Group plc in senior positions. He was also a Non-Executive Director of WHSmith PLC and Chairman of Pets at Home Group Plc.

Board contribution: Luke has over 30 years’ experience in senior roles in the branded sector and was Remuneration Committee Chairman at Brambles Limited from 2006 to 2014. As Chairman of the IHG Remuneration Committee he is responsible for setting the remuneration policy.

Other appointments: Currently a Non-Executive Director of DFS Furniture Holdings plc, and a trustee of BBC Children in Need.

Jill McDonald Independent Non-Executive Director Appointed to the Board: 1 June 2013

Skills and experience: Jill started her career at Colgate-Palmolive Company, spent 16 years with British Airways Plc and held a number of senior marketing positions in the UK and overseas.

Board contribution: Jill has nearly 30 years’ experience working with high-profile international consumer-facing brands at both marketing and operational level.

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

Ying Yeh Independent Non-Executive Director Appointed to the Board: 1 December 2007

Skills and experience: Ying was formerly Vice President and Chairman, Greater China Region, Nalco Company, and Chairman and President, North Asia Region, President, Business Development, Asia Pacific Region and Vice President, Eastman Kodak Company. She was previously a Non-Executive Director of AB Volvo, a transportation related products and services company, and for 15 years, a diplomat with the US Foreign Service in Hong Kong and Beijing until 1997.

Board contribution: Ying has over 20 years’ experience gained from working in senior positions in global organisations across a broad range of sectors.

Other appointments: Currently a Non-Executive Director of ABB Ltd, a global leader in power and automation technologies, and Samsonite International S.A.

The Board is supported by the Company Secretary:

George Turner

Executive Vice President, General Counsel and Company Secretary

Appointed to the Executive Committee:

January 2009 (Joined the Group: 2008)

Skills and experience: George is a solicitor and qualified to private practice in 1995. Prior to joining the Group, George spent over 10 years with Imperial Chemical Industries where he held a number of key positions including Deputy Company Secretary. He was appointed Executive Vice President, General Counsel and Company Secretary in January 2009.

Key responsibilities: These include corporate governance, risk management, insurance, regulatory, internal audit, legal, corporate responsibility, public affairs and standards.

Changes to the Board

Tom Singer	Tom resigned as Chief Financial Officer effective as of 1 January 2014.
Paul Edgecliffe-Johnson	Paul joined the Board as Chief Financial Officer effective as of 1 January 2014.
David Kappler	David retired as Senior Independent Non-Executive Director effective as of 31 May 2014.
Jo Harlow	Jo joined the Board as a Non-Executive Director effective as of 1 September 2014.
Jonathan Linen	Jonathan retired as a Non-Executive Director effective as of 31 December 2014.
Kirk Kinsell	Kirk resigned as President, The Americas effective as of 13 February 2015.
Anne Busquet	Anne will be joining as a Non-Executive Director effective as of 1 March 2015.

IHG Annual Report and Form 20-F 2014

Corporate Governance continued

Who is on our Executive Committee

In addition to the Executive Directors and the General Counsel and Company Secretary, the Executive Committee comprises:

Keith Barr Chief Commercial Officer Appointed to the Executive Committee: April 2011 (Joined the Group: 2000)

Skills and experience: Keith has over 20 years’ experience in the hospitality industry. He has held senior appointments at IHG including Vice President of Sales and Revenue Management, Vice President of Operations, Chief Operating Officer, Australia, New Zealand and South Pacific, and Managing Director, Greater China. He became an Executive Committee member in April 2011 and prior to becoming Chief Commercial Officer, was Chief Executive, Greater China until May 2013. Keith is currently a member of Leland C. and Mary M. Pillsbury Institute for Hospitality Entrepreneurship Advisory Board.

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

Elie Maalouf Chief Executive Officer, The Americas Appointed to the Executive Committee: February 2015 (Joined the Group: 2015)

Skills and experience: Elie was appointed Chief Executive Officer, The Americas at IHG in February 2015, having had over 15 years’ experience working in a major global franchise business. He joined the Group having spent six years as President and Chief Executive Officer of HMSHost Corporation, a global travel and leisure company, where he was also a member of the Board of Directors. Elie brings broad experience to IHG spanning development, branding, finance, real estate and operations management, as well as highly relevant food and beverage expertise. He was most recently a Senior Advisor with McKinsey & Company.

Key responsibilities: These include business development and performance of all the hotel brands and properties in The Americas region.

Kenneth Macpherson Chief Executive, Greater China Appointed to the Executive Committee: April 2013 (Joined the Group: 2013)

Skills and experience: Kenneth joined IHG as Chief Executive, Greater China in April 2013. Prior to joining the Group, he worked for Diageo plc, for nearly 20 years and has held senior management positions, including serving as Executive Managing Director of Diageo Greater China. Kenneth has extensive management experience, with a background in sales, marketing strategy, business development and operations. Kenneth also brings substantial knowledge and expertise in Chinese and international business operations.

Key responsibilities: These include business development and performance of all the hotel brands and properties in the Greater China region.

There are no family relationships between any of the Board or Executive Committee members (set out on pages 57 to 61). There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the Board or Executive Committee were selected as a Director or member of the Executive Committee.

Eric Pearson Executive Vice President and Chief Information Officer Appointed to the Executive Committee: February 2012 (Joined the Group: 1997)

Skills and experience: Eric has a background in engineering and technology and started his career at IHG nearly 20 years ago. Since then he has held various senior positions in the field of emerging technologies and global e-commerce. Prior to being appointed Chief Information Officer, Eric most recently held the position of Chief Marketing Officer for The Americas region.

Key responsibilities: These include global technology, including IT systems and information management, throughout the Group.

Jan Smits Chief Executive, Asia, Middle East and Africa Appointed to the Executive Committee: April 2011 (Joined the Group: 2002)

Skills and experience: Jan has 33 years’ experience in the hospitality industry. He held various senior positions in the Asia and Australasia region. He became Managing Director, Asia Australasia in June 2009. Following the amalgamation of our Middle East and Africa region with our Asia Australasia region, he became Chief Executive, Asia, Middle East and Africa in August 2011.

Key responsibilities: These include business development and performance of all the hotel brands and properties in Asia, Middle East and Africa.

Board composition and diversity

The Board believes that, in order to be most effective, objectively challenge management and encourage different perspectives for debate, it must have an appropriate mix of skills, experience, knowledge and diversity in line with our business. The Nomination Committee supports the Board in respect of reviewing Board composition and continuously monitors succession planning. See page 69 for the Nomination Committee Report.

Independence and tenure

The Board and Nomination Committee regularly review the independence of each Non-Executive Director. Jennifer Laing has served on the Board for over nine years and the Nomination Committee has specifically reviewed her independence and is satisfied that she continues to demonstrate independence in character and judgement and is independent as required under the Code. The Board has also considered this and reached the same conclusion. Excluding the Chairman, 70 per cent (as at 16 February 2015) and 67 per cent (as at 31 December 2014) of our Board comprise independent Non-Executive Directors.

As Ying Yeh has also been on the Board for over six years, both her and Jennifer’s continued appointments were the subject of particular review and scrutiny by the Nomination Committee and the Board. Our current Non-Executive Directors’ lengths of tenure as at 16 February 2015 are shown below:

IHG Annual Report and Form 20-F 2014

Corporate Governance continued

Board composition and diversity continued

Board Diversity Policy (BDP) and Global Diversity and Inclusion Policy (GDIP)

With a presence in nearly 100 countries globally, we value the benefits of diversity, beyond gender, and strongly believe that our leadership should reflect the diversity of our employees, our guests and the local communities in which we operate. Therefore, the Board seeks diversity of skills, experience, geographical representation and gender both in its composition and throughout all levels of our business. In 2013, we introduced a Board Diversity Policy as well as a Global Diversity and Inclusion Policy to ensure that diversity in its broadest sense remains a key priority.

Progress against the objectives of each of these policies during 2014:

BDP objective: Whilst all appointments are made on merit, we seek to ensure that the Board maintains an appropriate balance through a diverse mix of experience, backgrounds, skills, knowledge and insight, to further strengthen the diversity of gender and experience already on the Board and improve it further

Our Board members bring multinational experience to IHG, having themselves worked across a number of countries. The diverse nationalities of our Board are reflected below:

Collectively the Board also has a broad collection of industry skills and experience in line with IHG’s business and strategic focus, to enable it to discharge its duties and responsibilities effectively:

BDP objective: We commit to having diverse and inclusive leadership which supports all colleagues in reaching their full potential, including the development of a pipeline of high-calibre candidates from within the business

GDIP objective: To strengthen female representation in our global senior leadership population, with a target of reaching 25% by the end of 2015

We have 52 people comprising our senior leadership population at our corporate offices and central reservations offices who are employed by the Group and are part of our senior leadership team, 14 of these people are females (27 per cent). This is in line with our 2015 target and is an increase from the 21 per cent in 2013. This reflects both external appointments and internal promotions of female talent during 2014. We have also worked with executive search firms to ensure we have better gender balance on shortlists for senior leadership appointments.

From 2015, each of our Executive Committee members will be mentoring our high-potential senior leaders.

BDP and GDIP objective: Maintain a level of at least 25% female directors on the Board over the short to medium term

We firmly believe in the importance of a diverse Board membership and fully support the Lord Davies Report on ‘Women on boards’. Jo Harlow joined our Board on 1 September 2014. Our Board currently comprises 11 Directors, five of whom are women. This continues our record since 2012 of having more than 25 per cent females on the Board:

We remain committed to maintaining at least 25 per cent female representation on the Board over the short to medium term, but the Nomination Committee does recommend appointments based on merit, ensuring there is an appropriate mix on the Board (as set out above and in its report on page 69).

BDP objective: We will report annually against these objectives and other initiatives taking place in the Group which promote gender and other forms of diversity

GDIP objective: To sustain a healthy balance of gender in the whole employee organisation

We continue to take action to sustain a healthy gender balance and review diversity throughout our organisation. Out of the 12,772 people employed by the Group whose costs are borne by the Group or the System Fund (see pages 23, 120 and 152), 7,069 are female (55 per cent).

In 2014, initiatives promoting diversity (beyond gender) included:

•  establishing internal forums to increase support and mentoring for female colleagues and high-potential female employees;

•  actively participating in external diversity summits, conferences and events in all regions; and

•  continuing to review ways to increase local representation on the leadership and management teams in emerging markets. In Greater China, our Regional Operating Committee has three local leaders, thereby strengthening our local leadership talent.

Director induction, training and development

New Director induction

New Directors receive a full and formal induction programme tailored to meet their individual needs and in accordance with best practice. This induction, led by the Chairman, includes the following key areas:

•	familiarisation with the Group’s business, principal activities and strategy;

•	an understanding of the Group’s governance, including the structure of the Board and its Committees and our approach to internal controls and risk management;

•	meetings with senior executives and regional and central management from various functions across the Group, including Business Reputation and Responsibility, Human Resources, Corporate Affairs, Global Strategy, Global Internal Audit and Group Finance; and

•	visits to our global corporate offices and hotels to provide a greater insight into our business.

Jo Harlow’s induction

Jo’s induction centred on providing her with an understanding of IHG and our business to enable her to contribute her knowledge, skills and experience effectively to the Board. The key areas included:

•	information on the Group, including our history, brands, regional structure and operations; strategy and business model; KPIs; commercial strategy; the IHG Owners Association; and regulatory compliance;

•	information on the Board, its Committees and IHG’s governance processes with particular focus on the Audit, Nomination and Remuneration Committees in light of her appointment to these;

•	our approach to internal controls and risk management; and

•	meetings with members of the Board and the Executive Committee, senior management from functions across the Group and the external Auditor.

Since her appointment, Jo has had the opportunity to visit our UK and US corporate headquarters, meet and address the Group’s senior leaders at our Senior Leaders Meeting held in Seattle, and tour hotels across our brands in Greater China, the US and the UK.

Ongoing Director training and development

The updating of Directors’ skills and knowledge, ongoing training and development, and understanding of the Group’s business and operations is a progressive exercise:

•	Patrick Cescau regularly reviews and agrees training and development needs with each Director;

•	the Board is made aware of training opportunities and additional information, as necessary, to enable them to keep up to date and enhance their knowledge of the business;

•	Board and Committee meetings are used to formally keep Directors up to date on developments in the environment in which the business operates – for example, in 2014, in-depth presentations were given by senior management in the Group on key topical areas (see page 56);

•	the Company Secretary regularly updates the Board on regulatory and legal matters as part of meetings; and

•	Directors are encouraged to visit hotels across our brands both formally as part of meetings and informally. For example, in 2014, visits to our hotel were included as part of the annual Board strategy meeting (see page 56).

We also invite different Non-Executive Directors to attend our large annual conferences. In 2014, two Non-Executive Directors attended the IHG Americas Investors & Leadership Conference which took place in Las Vegas, US. This enables Directors to interact with current and potential owners and gain an insight first hand of the key areas of focus for the business.

Board effectiveness evaluation

IHG has always recognised the importance of evaluating the performance of the Board as a whole, its main Committees and its Directors, in line with the Code recommendations.

Progress against our 2013 evaluation

In 2013, we conducted an externally facilitated independent evaluation as detailed in our 2013 Annual Report.

Our progress in 2014 against the actions identified is set out below:

Observations	Action taken during 2014
Increase the Board’s oversight of new technology

The Board was regularly updated on new technology developments. Technology was an agenda item at Board meetings and the Board also received an evening presentation from external consultants entitled ‘Winning with Technology’. The Audit Committee also discussed the Group approach to information security – see page 66.

Enhance the Board’s use of time and gain a deeper understanding of priorities and risks	Board meeting agendas had an increased focus on industry and consumer trends, including information on our competitors, as well as regular updates on our progress on major projects.
Consider future Board composition and succession

Five Nomination Committee meetings were held in 2014 reflecting our focus on Board and Executive Committee succession planning and Board composition in light of IHG’s current and future focus (see page 69). We prioritised the search for a Non-Executive Director with experience in consumer-facing technology, which led to the appointment of Jo Harlow in September 2014.

IHG Annual Report and Form 20-F 2014

Corporate Governance continued

Our 2014 evaluation process

Our 2014 evaluation was conducted internally. Each member of the Board completed an effectiveness questionnaire, which centred around the progress against actions identified in our 2013 Board effectiveness evaluation. Key areas included the regularity of meetings, appropriateness of location (especially in enabling us to gain a better understanding of our business), the decision-making process, executive management succession planning, impact of internal and external technology developments, and risk management and assurance oversight. It also invited Directors to make other general or specific observations. The results were analysed and the report was presented for discussion at the Board’s February 2015 meeting.

The Board considered the performance of its Committees and internal performance evaluations of Directors were undertaken as follows:

Director being appraised	Appraiser
Chairman	Non-Executive Directors excluding the Chairman and facilitated by the Senior Independent Non-Executive Director
Chief Executive Officer	Chairman and all Non-Executive Directors
Executive Directors	Chief Executive Officer
Non-Executive Directors	Chairman

2014 Board effectiveness evaluation observations and action plan:

Observations	Action to be taken
Increase the Board’s focus on brands	Deep dives into each brand strategy to be provided to the Board.
Enhance the Board’s understanding of competitors’ strategy and performance	Presentations on competitors’ strategies and offerings. Competitive analysis to be included in both financial results and strategic reviews.
Increase the Board’s exposure to the Group’s US business	Ensure opportunities are secured for meeting with the newly appointed Chief Executive Officer for The Americas region. Increase the Board’s understanding of the Kimpton brand. Deep dives into the strategy for core brands in the US. Firmer understanding of the EVEN Hotels brand’s growth strategy.

It was confirmed that the Board and its Committees were operating effectively, and that each Director continues to bring relevant knowledge, diversity of perspective, an ability and willingness to challenge and retains a strong commitment to the role.

Board engagement with shareholders

The Board takes its responsibility to represent and promote the interests of its shareholders seriously and believes it is very important to engage with them fully. A formal external review of investor perceptions is presented to the Board on an annual basis and both the Executive Committee and the Board receive regular updates on shareholder relations.

Engagement during the year

The Board engaged with shareholders in a number of ways during 2014, which included:

•	meeting shareholders at the AGM;

•	half-year and full-year formal reporting and telephone conferences after the release of the first and third quarter interim management statements;

•	presentations by Richard Solomons and Paul Edgecliffe-Johnson to institutional investors, analysts and the media following results announcements;

•	a programme of meetings with major institutional shareholders;

•	an analyst presentation on Kimpton Hotels & Restaurants.

To enable as many shareholders as possible to access conferences and presentations, telephone dial-in facilities are made available in advance and live audio webcasts are made available after presentations, together with associated data and documentation. These can be found at www.ihgplc.com/investors under financial library.

Around 25 sell-side research analysts publish research on the Group; their details are available at www.ihgplc.com/investors under analysts’ details.

AGM

The AGM is an opportunity for shareholders to vote on certain aspects of Group business. The Board values this as it provides a useful forum for one-to-one communication with private shareholders. At the AGM, shareholders receive presentations on the Company’s performance and may ask questions of the Board.

The 2015 AGM will be held at 11:00am on Friday, 8 May 2015. The notice convening this meeting has been sent to shareholders at the same time as publication of this Annual Report and Form 20-F, and is available at www.ihgplc.com/investors under financial library.

Meetings with major institutional shareholders

A programme of meetings throughout the year is arranged with major institutional shareholders. These meetings provide an opportunity to discuss, using publicly-available information, the progress of the business, its performance, plans and objectives. Patrick Cescau, Dale Morrison and other Non-Executive Directors are available to meet with major shareholders to understand their issues and concerns, and to discuss governance and strategy.

Facilitated, structured meetings are encouraged with shareholders, and any new Director is available for meetings with major shareholders as a matter of course.

Details of the Remuneration Committee’s engagement with shareholders is set out on page 76. During the year, Jennifer Laing also met with shareholders to discuss our corporate responsibility strategy.

Sharedealing programme

In 2014, we offered our small UK-resident retail shareholders a sharedealing service to buy or sell shares in IHG. As part of this, shareholders were given the option to donate the proceeds of any sale of their shares to IHG Shelter in a Storm (see page 179).

Re-engaging with ‘gone away’ shareholders

We continue to be supported by ProSearch to locate shareholders who haven’t kept their details up to date. To date, the programme has been very successful and many asset reunifications (both in terms of the shares themselves and unclaimed dividends) have been made. For further information, see page 179.

Audit Committee Report

“Our priority is ensuring that standards of good governance are maintained across all areas of the business.”

Dear Shareholder

The Audit Committee continues to focus on the integrity of internal financial controls and risk management systems. As the new Chairman of the Committee, I have also sought to ensure that the Committee (i) has oversight of the Group’s risk management and assurance processes, looking at the processes and structures in place across the Group as a whole and how key projects are being delivered; and (ii) probes the significant risks, particularly in the area of technology, through a balance of presentations, papers and discussion.

Roles and responsibilities

The Committee’s responsibilities fall into five areas: (i) internal controls and risk management; (ii) financial reporting; (iii) internal audit; (iv) fraud and whistleblowing; and (v) external audit and compliance. While the Board has overall responsibility for the management of business risks, the Committee assists the Board in a number of ways.

Our main role and responsibilities are set out in our terms of reference (ToR), which are reviewed annually and no changes were made for 2015. The ToR are available on the Company’s website at www.ihgplc.com/investors under corporate governance/ committees or from the Company Secretary’s office on request.

Governance

All members have the experience and expertise necessary to meet the Committee’s responsibilities and all members are independent Non-Executive Directors as required under the ToR. During the year, Jo Harlow joined the Committee, and I replaced David Kappler as the Chairman of the Committee on 1 April 2014.

The Board is satisfied that both David (during his time on the Committee) and I are independent. The Code requires the Committee has at least one member with recent and relevant financial experience and Sarbanes-Oxley Act 2002 (SOX) necessitates a designated financial expert. The Board is satisfied that both David and I meet these requirements – David is a qualified accountant and former Chief Financial Officer of Cadbury Schweppes plc and I am also a qualified accountant and was formerly Group Finance and Operations Director at Marks and Spencer Group plc.

As Chairman of the Committee, after each meeting, I report to the Board on any key matters arising.

Internal controls and risk management

The Committee supports the Board in reviewing the effectiveness of the Group’s internal control and risk management system, having oversight of the risk and control activities in operation across the Group. Processes have been established which test and monitor:

•	strategic plan achievement, through a comprehensive series of Group and regional strategic reviews;

•	financial performance, within a comprehensive financial planning and accounting framework;

•	capital investment performance, with detailed appraisal and authorisation processes; and

•	risk management processes relying upon a Major Risk Review and assurance mapping process (through reports from the Head of Global Risk Management, the Head of Global Internal Audit (GIA), and, as appropriate, from management) providing assurance that the significant risks faced by the Group are being identified, assessed, prioritised, evaluated and appropriately managed and mitigated, having regard to the balance of risk, cost and opportunity.

Our approach to risk management and key risk mitigating activities in respect of the Major Risks are set out on pages 26 to 29 and the wider set of risk factors are set out on pages 162 to 165.

Financial reporting

The key financial controls across our business have been identified and evaluated, in particular, to comply with our US obligations, arising from SOX. The Committee reviews the approach to SOX compliance each year, and, in 2014, it took into consideration changes in legislation, and the transition from the 1992 to the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Committee regularly reviews reports on the progress of the SOX programme and this has enabled appropriate representations regarding the effectiveness of internal financial controls to be made, concluding that no material weaknesses had been found in the internal control environment.

Internal Audit

The Committee is responsible for reviewing and monitoring the activities of the GIA department. In December each year, the Committee discusses the GIA Plan and approves its nature and scope for the forthcoming year. GIA also undertakes an agreed schedule of audits during which the Group’s internal controls are assessed and reported back to the Committee.

Fraud and whistleblowing

Fraud and whistleblowing reports are collated from information provided by the Group’s independent external provider, who facilitates the Group’s confidential disclosure process for employees with whistleblowing and fraud concerns, and fraud data from Global Risk Management, and are presented to the Committee biannually.

The Committee is advised, as appropriate, of any significant matters to ensure a proportionate and independent investigation is performed.

IHG Annual Report and Form 20-F 2014

Corporate Governance continued

Audit Committee Report continued

Committee membership and attendance

Members[1]	Attendance
Ian Dyson (Chairman from 1 April 2014)[2]	5/5
David Kappler (Chairman to 1 April 2014)[2]	1/2	[3]
Jo Harlow[4]	2/2
Jennifer Laing	5/5
Jill McDonald	4/5	[3]
Dale Morrison	5/5
Total meetings held	5

[1]	For full biographies of current members see pages 58 and 59.
[2]	David Kappler retired from, and Ian Dyson was appointed to, the role of Chairman of the Committee effective as of 1 April 2014.
[3]	David Kappler and Jill McDonald missed one meeting each due to a prior commitment known to the Committee in advance.
[4]	Jo Harlow joined the Committee with effect from 1 September 2014.

At the invitation of the Committee, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Head of Global Internal Audit (GIA), Group Financial Controller and external Auditor, EY, attend meetings. EY attended all meetings in 2014 and provided a report on progress of, and insights from, the annual audit. Other attendees are invited to meetings as appropriate, to provide a deeper insight into, and understanding of, key decisions.

At each meeting, GIA and EY meet without the presence of management.

What did the Committee consider in 2014

In addition to those areas referred to above and routine items of business, during 2014, the Committee:

Internal controls and risk management

•	Discussed and assessed IHG’s approach to risk management and assurance, looking in particular at the governance structure in place and how our ‘Three Lines of Defence’ operate in practice and the Major Risks affecting the Group in 2014 (the 2014 Major Risk Review) (summarised above and on pages 26 to 29).

•	Approved the Risk Working Group’s terms of reference and were provided with minutes from its previous meetings.

•	Reviewed the Group’s hotel safety and security procedures and received regular risk management incident and threat reports.

•	Received a presentation from the Group’s Chief Information Officer (Eric Pearson) on the structure of the Global Technology team and the major technology risks faced by the Group and assessed the steps being taken to mitigate these risks. At another meeting, Eric and the Head of Information Security discussed: (i) the approach to, and the activities planned to mitigate against, emerging information security risks; and (ii) information security trends in the hotel industry.

•	Was updated on material litigation at each meeting.

•	Considered and approved a revised Gifts and Entertainment Policy, Anti-Bribery Policy and Antitrust Policy. Provided with an overview of IHG’s regulatory compliance programme (covering Anti-Bribery, Antitrust/Competition Law, Data Privacy, Sanctions and Code of Conduct), including the key projects carried out during 2014 and the areas of focus for 2015.

•	Considered the findings from the 2014 post-project review of major capital projects, and agreed with management the actions that would be applied to future projects.

•	Received a presentation on the treasury control environment and the Group’s financing strategy from the Group Treasurer and a presentation on the Group’s tax position from the Head of Group Tax.

Financial reporting, issues and decision making

•	Reviewed the Group’s Preliminary Results, quarterly interim management statements and Half-Year Results (see below for the areas of significance which received increased attention).

•	Considered the Group’s Annual Report and Form 20-F and ancillary documentation (see below).

•	Received an update on items discussed by the Disclosure Committee at each meeting.

Internal audit

•	Assessed the quarterly report from GIA to monitor progress against the GIA Plan and evaluate findings, and to ensure coverage of emerging risks.

•	Considered the 2014 GIA Effectiveness Review (which contains input from auditees, senior management and Non-Executive Directors and assessed GIA against the Institute of Internal Auditors Standards) and concluded that the Group’s systems of internal controls and risk management, including internal audit activities, were operating effectively.

•	Monitored progress against outstanding actions.

•	Invited the Group’s external technology co-assurance provider to a number of meetings to discuss and review the approach to technology assurance.

Fraud and whistleblowing

•	Received the biannual reports on significant incidents of fraud and whistleblowing, which in 2014 included an overview of the fraud management team and the process for escalation of reviewing serious fraud.

External audit and compliance

•	Reviewed the independence and objectivity of the external Auditor and the effectiveness of the external audit process.

•	Considered EY’s key findings of audit and accounting issues, analysing EY’s audit and non-audit fees at each meeting and noting that fees incurred to date were in accordance with IHG’s Audit and Non-Audit Services Pre-Approval Policy (see below).

•	Reviewed and approved the 2014 Group Audit Plan.

•	Evaluated and recommended the re-appointment of EY on the basis of performance and an assessment of EY’s independence and objectivity (see below).

External Auditor – Ernst & Young LLP (EY)

EY has been the Group’s Auditor since IHG listed in 2003. While an audit tender has not been carried out since EY’s initial appointment, the Committee considers the appointment of its Auditor annually, specifically assessing EY’s performance (including its independence and objectivity).

To ensure EY’s independence is safeguarded, lead audit partners rotate every five years. The current lead audit partner has been in place for four years.

The Committee reviews the independence and effectiveness of EY on an ongoing basis, including the effectiveness of the relationship between EY and the Group’s management, and receives reports from it on its independence annually. An evaluation of EY takes place annually where questionnaires on EY’s services are completed by more than 30 senior IHG employees that work with EY. As well as Group policies and procedures, which aim to safeguard EY’s independence and effectiveness, EY has its own protective policies and systems in place, which are explained in a Transparency Report issued by EY on an annual basis.

Following an in-depth review for the year ended 31 December 2014, the Committee was satisfied with the independence, objectivity and effectiveness of the relationship with EY as the external auditor, and with the external audit process as a whole.

Audit tender

During 2014, the Committee considered the requirements for audit tender in line with changes to legislation from the EU and the Competition and Markets Authority. Having reviewed legislative timescales and the effectiveness of the audit, we have concluded that no tender will be undertaken during 2015 but we will continue to monitor this.

Non-audit services

EY provide non-audit services to the Group, which are governed, so as to safeguard their objectivity and independence, by IHG’s Audit and Non-Audit Services Pre-Approval Policy:

•	The policy is re-approved by the Audit Committee annually and, for the 2014 financial year, the policy was updated and approved at the December 2013 Audit Committee meeting.

•	The policy requires that pre-approval is obtained from the Audit Committee for all services before any work can be commenced, in line with US SEC requirements. The Committee is prohibited from delegating non-audit services approval to management.

•	Compliance with the policy is actively managed and an analysis of audit and non-audit services is reviewed by the Committee at each meeting.

The Committee is aware of, and sensitive to, investor body guidelines on non-audit fees. During 2014, 29 per cent of services provided to the Group were non-audit services; these included areas such as advisory work and corporate tax compliance.

For fees paid to EY for non-audit work during 2014, see page 120.

Significant matters in the 2014 Financial Statements

The Committee discussed with management the key judgements applied in the Financial Statements, the exceptional items arising in the year and the impact of any accounting developments or legislative changes. The main items discussed were:

•	Accounting for the System Fund: the Committee reviewed the accounting approach adopted for the System Fund with management and EY, and concluded that the approach and the disclosures, including the key judgements noted on page 112, were appropriate.

•	The IHG Rewards Club points liability: given the materiality of the IHG Rewards Club points liability, the Committee considered the approach to the valuation of the liability, including the results of the actuarial assessment of ‘breakage’ (see page 113) as at December 2014 and the expected cost of redemption of each point. Management was questioned on the consistency and robustness of the approach and the results of EY’s audit procedures were also considered before reaching the conclusion on the adequacy of the liability recorded.

•	Impairment testing: the Committee reviewed a detailed management report supporting the conclusion that there were no impairment issues on hotel assets, goodwill or other intangible assets. It challenged the key assumptions, including short and long-term growth rates, discount rates and underlying performance assumptions. The Committee also considered EY’s views on the work performed and concluded that the position taken was supportable.

•	Litigation: given the judgement required in assessing the approach to be taken to material litigation, the Committee considered at each meeting an update report on major litigation matters and any provisioning for these matters. The factors taken into account by the Committee are set out on page 113.

•	Deferred tax recognition: as noted on page 113, the recognition of deferred tax assets requires judgement and estimates primarily around the availability of future taxable profits. The Committee considered and approved the approach taken to the recognition of such profits, noting in particular EY’s reporting to the Committee in this area – deferred tax balances are analysed in note 7.

•	Exceptional items: given the importance of showing a true underlying performance and being consistent in the definition of this year-on-year, the Committee challenged the appropriateness of the items disclosed as exceptional, in particular, the calculation of the profit on disposal of 80 per cent of our interest in InterContinental New York Barclay – focusing on the accounting for the remaining interest. The Committee also discussed the disclosures in note 5.

•	Technology projects: as well as considering the process controls and overall governance of these projects, and based on discussions with management and EY’s audit findings and control observations on those matters, the Committee also assessed the appropriateness of the capitalisation of costs on the main projects and the need for any impairment on capitalised software assets.

Annual Report – Fair, balanced and understandable

At the request of the Board, a separate sub-committee meeting was held in February 2015 to consider whether the Annual Report and Form 20-F 2014 provided a fair, balanced and understandable view of the Group with the necessary information for shareholders to assess the Group’s performance, business model and strategy. Audit Committee members provided comments on the draft report that were then incorporated into the draft provided to the Audit Committee and Board for final comment and approval.

Effectiveness of the Committee

Effectiveness of the Committee is dependent on its overall efficiency as well as the efficacy of EY and GIA. The effectiveness of the Committee, EY and GIA is monitored and assessed annually through evaluation questionnaires and interviews.

Our priorities for 2015

During 2015, the Committee will specifically focus on: (i) the integrity of the internal financial controls and risk management systems; (ii) monitoring and continually assessing IHG’s information security arrangements; and (iii) overseeing the implementation of technology projects and the Global Finance function’s talent and succession plans.

Ian Dyson, Audit Committee Chairman

16 February 2015

IHG Annual Report and Form 20-F 2014

Corporate Governance continued

Corporate Responsibility Committee Report

“Ensuring meaningful progress against our five-year targets will remain a key focus of the Committee.”

Dear Shareholder

Roles and responsibilities

The Committee advises the Board on the Group’s corporate responsibility objectives and strategy, its approach to sustainable development, and ensures that IHG’s responsible business priorities deliver against our core purpose, Great Hotels Guests Love.

Our role and responsibilities are set out in our terms of reference (ToR), which are reviewed annually and no changes were made for 2015. The ToR are available on the Company’s website at www.ihgplc.com/investors under corporate governance/ committees or from the Company Secretary’s office on request.

Governance

All members have the experience and expertise necessary to meet the Committee’s responsibilities and a majority of the Committee members are Non-Executive Directors, as required under the ToR.

What did the Committee consider in 2014

During the year, the Committee’s key activities included:

Targets and core programmes

•	Continually monitoring progress against our five-year targets (2013-2017) – see page 33 and www.ihgplc.com/ responsiblebusiness for details.

•	Receiving progress updates on the key achievements in 2014 across the three core corporate responsibility programmes: IHG Green Engage, IHG Academy and IHG Shelter in a Storm, including an in-depth case study of an IHG Academy set up by a franchised hotel, Holiday Inn Stoke On Trent, and in-depth reports on IHG Shelter in a Storm.

•	Inviting external speakers to the meetings to explore key topics, including a presentation from CARE on its strategic relationship with IHG, and an overview of the landscape of responsible business by the Chief Executive of Business in the Community.

•	Discussing the Group’s performance against the 2014 delivery plan and setting 2015 priorities.

•	Reviewing proposals for implementing and applying a brand standard in respect of IHG Green Engage for all hotels in the IHG System (see page 33).

Committee membership and attendance

Members[1]	Attendance
Jennifer Laing (Chairman)	3/3
Luke Mayhew	3/3
Dale Morrison	3/3
Richard Solomons	3/3
Ying Yeh	3/3
Total meetings held	3

[1]	For full biographies see pages 57 to 59.

The Heads of Corporate Responsibility and the Chairman of the Board also attend the meetings.

Communication and awareness

•	Evaluating the Responsible Business Communication Plan for 2014 and the results of the Employee Engagement survey, which had included questions in respect of the awareness and impact of our core corporate responsibility programmes. Responsible business activities continue to drive very high levels of pride in our employees, with 92 per cent of respondents saying they felt more positive about IHG as a result of corporate responsibility programmes.

•	Considering methods to raise the levels of awareness and adoption of our corporate responsibility programmes in franchised hotels, such as our IHG Race Around the World event.

•	Considering our corporate responsibility initiatives in the context of our broader responsible business practices and endorsing plans to have a broader IHG Responsible Business Report for 2014 (published in 2015).

The Committee, along with our Corporate Responsibility team and the rest of the Board, also took part in an IHG Race Around the World event in Hyde Park in London, a fundraising event in support of, and building awareness for, IHG Shelter in a Storm.

Our priorities for 2015

During 2015, our priorities will be to: (i) continue to support IHG to ensure meaningful progress on our five-year corporate responsibility targets; (ii) further embed responsible business in the IHG brand and help to deliver external communications to support this; and (iii) further extend the success of IHG Shelter in a Storm by increasing IHG’s disaster preparedness capabilities and developing links with humanitarian agencies to grow IHG’s disaster relief capabilities.

Jennifer Laing, Corporate Responsibility Committee Chairman

16 February 2015

Nomination Committee Report

“The Committee keeps under continuous review the talent pool within the business.”

Dear Shareholder

Roles and responsibilities

The Committee considers the structure, size and composition of the Board, advising on succession planning and making appropriate recommendations to ensure the Board retains an appropriate mix of skills, experience, knowledge and diversity. It is also responsible for reviewing the Group’s leadership needs.

Our role and responsibilities are set out in our terms of reference (ToR), which are reviewed annually and no changes were made for 2015. The ToR are available on the Company’s website at www.ihgplc.com/investors under corporate governance/committees or from the Company Secretary’s office on request.

Governance

All members have the experience and expertise necessary to meet the Committee’s responsibilities and are independent Non-Executive Directors (excluding myself), as required under the ToR. During 2014, David Kappler retired from, and Jo Harlow joined, the Committee. When the Committee is considering matters relating to my position, Dale Morrison, Senior Independent Non-Executive Director, acts as chairman of the Committee.

What did the Committee consider in 2014

During the year, the Committee’s key activities included:

Board appointments

•	Continually reviewing the tenure and qualifications of the Non-Executive Directors to ensure the Board has an appropriate and diverse mix of skills, experience, knowledge and diversity.

•	Recommending appointments to the Board in line with our strategic objectives. As identified in our 2013 Annual Report, our priority for 2014 was to strengthen the Board’s existing capabilities by looking to appoint a Non-Executive Director with experience in consumer-facing technology. Lygon Group, who have no connection to IHG, was engaged as an external search agent. The search was undertaken against a detailed job specification setting out the particular skills, knowledge and experience required for the particular position. The Committee nominated Jo Harlow, having considered her wealth of experience and knowledge, particularly in connection with the role digital technology plays in driving consumer behaviour. The Board approved Jo’s appointment with effect from 1 September 2014.

Succession planning

•	Focusing, on behalf of the Board, on Board succession planning:

–	In advance of David Kappler’s plans to retire on 31 May 2014, we recommended the appointment of Ian Dyson as Chairman

Committee membership and attendance

Members[1]	Attendance
Patrick Cescau (Chairman)	5/5
Ian Dyson	5/5
Jo Harlow[2]	0/0
David Kappler[3]	2/2
Jennifer Laing	5/5
Jonathan Linen[4]	5/5
Jill McDonald	5/5
Luke Mayhew	5/5
Dale Morrison	5/5
Ying Yeh	5/5
Total meetings held	5

[1]	For full biographies of current members see pages 57 to 59.
[2]	Jo Harlow joined the Committee effective as of 1 September 2014.
[3]	David Kappler retired from the Committee effective as of 31 May 2014.
[4]	Jonathan Linen retired from the Committee effective as of 31 December 2014.

The Chief Executive Officer also attends the meetings.

of the Audit Committee from 1 April 2014, and Dale Morrison as Senior Independent Non-Executive Director from 31 May 2014. As both Dale and Ian were already members of the Board, this allowed for a smooth transition of duties upon David’s retirement.

–	On 31 December 2014, Jonathan Linen retired from the Board after nine years’ service.

–	We announced on 2 December 2014 that Kirk Kinsell would step down from the Board and his role as President of IHG’s Americas business on 13 February 2015. An independent executive search agency, Egon Zehnder, was engaged to conduct a review of prospective candidates. Accordingly, Kirk was succeeded by Elie Maalouf as Chief Executive Officer, The Americas, who joined IHG in January 2015 to allow for a handover period with Kirk. While Elie does not sit on the Board, he is a member of IHG’s Executive Committee.

•	Keeping under continuous review the development, succession planning and talent pool for the Executive Committee and other senior executive roles to identify both talent strengths and talent gaps. New senior hires were made in both global and regional leadership positions, and a number of internal promotions to the senior leader level below Executive Committee took place, further strengthening our internal pipeline.

We have also considered Jennifer Laing and Ying Yeh’s continued appointments on the Board, as both have been on the Board for over six years, and specifically reviewed Jennifer’s independence having been on the Board for over nine years.

Board diversity

We recognise the value of diversity in its broadest sense and, whilst all appointments are made on merit, we seek to ensure the Board maintains an appropriate balance through a diverse mix of skills, experience, knowledge, gender and background – see page 62 for details of our Board Diversity Policy.

Our priorities in 2015

During 2015, we aim to continue to: (i) refresh the Board and Committees in line with our priorities; and (ii) ensure we have the right capabilities for the future.

Patrick Cescau, Nomination Committee Chairman

16 February 2015

IHG Annual Report and Form 20-F 2014

Corporate Governance continued

Statement of compliance with the UK Corporate Governance Code

Our statement of compliance presents a summary of how the Group has implemented the principles and provisions laid down in the UK Corporate Governance Code as published in September 2012 (the Code). This should be read in conjunction with the Corporate Governance Statement (pages 54 to 72) and the Directors’ Remuneration Report as a whole. The Code is available to view in full on the Financial Reporting Council website (www.frc.org.uk).

The Board considers that the Group has complied in all material respects with the Code for the year ended 31 December 2014 with the exception of Code provision C.3.7, which requires external audit contracts to be put to tender at least every 10 years. The Group has not re-tendered within that period, but the Audit Committee monitors this in line with legislation (further details are provided on pages 66 and 67).

A. Leadership

A.1 The role of the Board

The Board leads IHG’s strategic direction and the long-term objectives and success of the Group. It approves strategic plans and capital and revenue budgets, and reviews significant investment proposals, maintaining an overview and control of IHG’s operating and financial performance. It monitors the Group’s overall system of internal controls and risk management, governance and compliance, considering regulatory changes and developments (where appropriate), while ensuring that the necessary financial and human resources are in place for the Group to meet its objectives. Decisions and matters reserved for the Board and not delegated to management are available on our website at www.ihgplc.com/investors under corporate governance.

The Board meets formally eight times each year, with additional meetings scheduled as necessary. One of the meetings includes a two-day strategy meeting, in which the Board considers the Group’s strategy and related issues. Details of 2014 Board meetings are set out on page 56. The attendance by Committee members at Committee meetings can be found in each of their respective reports.

All Directors are covered by the Group’s Directors’ & Officers’ Liability Insurance policy (see page 72).

A.2 Division of responsibilities

The roles of the Chairman and Chief Executive Officer are clearly established.

Chief Executive Officer

As Chief Executive Officer, Richard Solomons leads the development of the Company’s strategic direction and implementation of the agreed strategy. He oversees IHG’s business operations and manages its risks as well as building and leading an effective Executive Committee.

A.3 The Chairman

As Chairman of the Board, Patrick Cescau leads the operation and governance of the Board and its Committees as well as building and maintaining an effective Board. This includes ensuring that Directors receive timely, accurate and clear information on the Group’s business and that all Directors are fully informed of relevant matters. The Chairman oversees corporate governance matters, ensuring they are addressed, and leads the performance and effectiveness evaluations of the Board, its Committees and the Directors.

The Chairman was independent on appointment.

A.4 Non-Executive Directors

As a strong source of advice and judgement for IHG, our Non-Executive Directors constructively challenge and help develop proposals on strategy. They provide significant external commercial experience and a broad range of skills for the Board to draw on.

Senior Independent Non-Executive Director

As Senior Independent Non-Executive Director, Dale Morrison is available to liaise with shareholders who have concerns that they feel have not been addressed through the normal channels of the Chairman, Chief Executive Officer and other Executive Directors. He also leads the annual performance review of the Chairman with the other Non-Executive Directors, and provides advice and judgement for the Chairman as necessary.

After each Board meeting, our Non-Executive Directors and the Chairman meet without Executive Directors being present.

During the year, if any Director has unresolved concerns about the running of IHG or a proposed action, these would be recorded in the minutes of the meeting.

Further information on each of these roles can be found on our website at www.ihgplc.com/investors under corporate governance.

B. Effectiveness

B.1 The composition of the Board

The size and composition of the Board is regularly reviewed for the appropriate balance of skills, experience, independence and knowledge to ensure it can carry out its duties and responsibilities effectively.

The Board’s current composition meets the requirement under the Code for at least half of the Board, excluding the Chairman, to be independent Non-Executive Directors (see page 61). Further details of the composition of the Board are available on pages 57 to 59.

Jennifer Laing has served on the Board for over nine years and the Nomination Committee has specifically reviewed her independence and is satisfied that she continues to demonstrate independence in character and judgement and is independent as required under the Code. The Board has also considered this and reached the same conclusion.

B.2 Appointments

The Board has delegated a number of responsibilities to the Nomination Committee. The Nomination Committee leads the appointment of new Directors to the Board and senior executives in accordance with its terms of reference (available on our website at www.ihgplc.com/investors under corporate governance/ committees or from the Company Secretary’s office on request) and supports the Board in succession planning. Further details of the role of the Nomination Committee and what it did in 2014, including details of the appointment process of Directors, are set out in the Nomination Committee Report on page 69. The overall process of appointment and removal of Directors is overseen by the Board as a whole.

As Ying Yeh and Jennifer Laing have been on the Board for over six years, their continued appointments were the subject of particular review and scrutiny by the Nomination Committee and the Board.

B.3 Commitment

The terms of appointment of our Non-Executive Directors outlines the time commitment expected to fulfil their role. On appointment, Directors are advised of, and requested to make, the necessary time commitment required to discharge their responsibilities effectively. IHG’s Executive Directors are not permitted to take on more than one external non-executive directorship or chairmanship in addition to their role. Biographical details of all current Directors, including their external commitments, can be found on pages 57 to 59.

Details of Directors’ service contracts and appointment terms are set out on page 81.

The Chairman annually reviews the time each Non-Executive Director has dedicated to IHG as part of the internal performance evaluations of each Director (see page 64) and is satisfied that their other duties and time commitments do not conflict with those as Directors of the Company.

B.4 Development

A full, formal and tailored induction is developed for IHG’s new Directors (see page 63).

The Chairman and Company Secretary ensure that Directors continually update their skills and have the requisite knowledge and familiarity with the Group to fulfil their roles on the Board and its Committees (see page 63). All Directors are encouraged to request further information as they consider necessary to fulfil their role.

B.5 Information and support

The Chairman and the Company Secretary together ensure a good flow of information to the Board and its Committees and between the Executive Committee and the Non-Executive Directors. The Company Secretary also ensures that all Directors and Board Committees have access to independent advice when requested, at the expense of the Group, where it is necessary to discharge their responsibilities as Directors.

The role of the Company Secretary

George Turner, as Company Secretary, ensures a good flow of information to the Board and its Committees and between the Executive Committee and the Non-Executive Directors. He facilitates all new Director inductions. He advises the Board on corporate governance matters and keeps the Board up to date on all relevant legal, regulatory and other developments. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

B.6 Evaluation

The Board undertakes either an internal or external annual Board effectiveness evaluation to inform further enhancements to our Board processes. In 2013, this was carried out externally and in 2014, it was carried out internally. Performance evaluations of all Directors, including the Chairman, are also carried out and the Board considers the effectiveness of each of its Committees. See pages 63 and 64 for further information.

B.7 Re-election

The Company’s amended Articles of Association (the Articles) approved by our shareholders on 28 May 2010 (see page 72) provide that each Director is subject to election at the first Annual General Meeting (AGM) following their appointment and re-election at least every three years if they wish to continue serving in office.

However, in accordance with the recommendations of the Code, all of IHG’s Directors retire and seek election or re-election at each AGM. All of IHG’s current Directors (biographies as set out on pages 57 to 59) will retire and seek election or re-election at the 2015 AGM (as set out in the Notice of Meeting for the AGM (see page 64)).

C. Accountability

C.1 Financial and business reporting

Our Statement of Directors’ Responsibilities (including the Board’s statement confirming that it considers that the Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy) is set out on page 94.

The status of IHG as a going concern is set out in the Directors’ Report on page 75. An explanation of the Group’s performance, business model, strategy and the risks and uncertainties relating to IHG’s prospects is set out in the Strategic Report on pages 2 to 51.

The statement from our Auditor, Ernst & Young LLP, about its reporting responsibilities is set out on pages 95 to 99.

C.2 Risk management and internal control

The Board has ultimate responsibility for determining the nature and extent of the significant risks it is willing to take in line with the strategy.

The Board and Audit Committee monitor the Group’s risk management and internal controls systems and conducts an annual review of the effectiveness of the Group’s system of internal controls and risk management, and reviews the Group’s risk appetite. This review covers all material controls, including financial, operational and compliance controls. Further details are set out in the Strategic Report on pages 26 to 29, and also in the Audit Committee Report on pages 65 to 67.

C.3 Audit Committee and Auditors

The Board has delegated a number of responsibilities to the Audit Committee. The Committee comprises entirely of independent Non-Executive Directors, with at least one member having recent and relevant financial experience. Further details, including its role, responsibilities and activities in 2014, are set out in the Audit Committee Report on pages 65 to 67. The Audit Committee’s terms of reference are available on our website at www.ihgplc.com/investors under corporate governance/ committees or from the Company Secretary’s office on request.

Ernst & Young LLP has expressed its willingness to continue in office as Auditor of the Company and its reappointment will be put to shareholders at the AGM. Further details can be found in the Audit Committee Report on pages 65 to 67.

IHG Annual Report and Form 20-F 2014

Corporate Governance continued

Statement of compliance with the UK Corporate Governance Code continued

D. Remuneration

D.1 The level and components of remuneration

The activities of the Remuneration Committee during 2014, a summary of our Directors’ Remuneration Policy approved at our 2014 AGM, and the Annual Report on Directors’ Remuneration and Implementation of the Directors’ Remuneration Policy are set out in the Directors’ Remuneration Report on pages 76 to 91.

D.2 Procedure

The Board has delegated a number of responsibilities to the Remuneration Committee including developing policy on executive remuneration and for fixing the remuneration packages of individual Directors. Further information can be found in the Director’s Remuneration Report.

The terms of reference of the Remuneration Committee can be found on our website at www.ihgplc.com/investors under corporate governance/committees, or from the Company Secretary’s office on request.

During 2014, no individual Director was present when their own remuneration was discussed.

E. Relations with shareholders

E.1 Dialogue with shareholders

The Board as a whole is responsible for ensuring satisfactory dialogue with all shareholders of the Company to promote mutual understanding of objectives. Further details of the Board’s approach to relations with our shareholders is set out on page 64.

E.2 Constructive use of the AGM

The next AGM of the Company will take place on Friday, 8 May 2015 and will provide an opportunity for shareholders to vote on certain aspects of Group business, as set out in the Notice of Meeting available at www.ihgplc.com/investors under financial library and which was sent out to shareholders at the same time as this Annual Report and Form 20-F.

The Board ensures where possible that all Board members, particularly the Chairmen of each of the Board Committees, attend the AGM and are available to answer questions from shareholders.

Directors’ Report

Much of the information previously provided as part of the Directors’ Report is now required under Company Law to be presented as part of the Strategic Report. This Directors’ Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Corporate Governance Statement approved by the Board is provided on pages 54 to 72 and incorporated by reference herein.

Subsidiaries, joint ventures and associated undertakings

The Group has over 300 subsidiaries, joint ventures and associated undertakings.

Directors

During 2014 the following individuals served as Directors:

Patrick Cescau, Ian Dyson, Paul Edgecliffe-Johnson, Jo Harlow, David Kappler, Kirk Kinsell, Jennifer Laing, Jonathan Linen, Luke Mayhew, Jill McDonald, Dale Morrison, Tracy Robbins, Tom Singer, Richard Solomons and Ying Yeh.

Tom Singer resigned effective as of 1 January 2014, David Kappler retired effective as of 31 May 2014, Jo Harlow joined effective as of 1 September 2014, Jonathan Linen retired effective as of 31 December 2014 and Kirk Kinsell resigned effective as of 13 February 2015.

For biographies of the current Directors see pages 57 to 59.

Directors’ & Officers’ (D&O) Liability Insurance

The Company maintains the Group’s D&O Liability Insurance policy, which covers Directors and officers of the Company against defending civil proceedings brought against them in their capacity as a Director or officer of the Company (including those who served as Directors or officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2014.

Articles

The Company’s Articles may only be amended by special resolution and are available on the Company’s website at www.ihgplc.com/ investors under corporate governance. A summary is provided on pages 167 to 168.

Shares

Share capital

The Company’s issued share capital at 31 December 2014 consisted of 247,655,712 ordinary shares of 15 265/329 pence each including 11,538,456 shares held in treasury, which constitutes 4.66 per cent of the total issued share capital (including treasury shares). There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2014:

•	the Company’s issued share capital was subject to a share consolidation effective as of 1 July 2014 (see page 73);

•	60,370 new shares were issued under employee share plans; and

•	the Company completed the share buyback programme (see page 73).

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any governments.

The Board focuses on shareholder value creation. When it decides to return capital to shareholders, it considers all the options, including share buybacks and special dividends.

Share issues and buybacks

On 29 May 2014, we completed our $500m share buyback programme which was announced on 7 August 2012 and commenced on 12 November 2012. The current share buyback authority remains in force until the 2015 AGM, and a resolution to renew the authority will be put to shareholders at that AGM.

The table below illustrates the transactions that took place during 2014 that affected the Company’s issued share capital:

Event	Ordinary shares
12 for 13 share consolidation[1] with a special dividend of 174.9p per share (293¢ per ADR)	n/a
Share plan exercises	60,370
Share buyback[2] 695,885 shares were bought back and cancelled and 2,726,088 shares were bought back and held in treasury	3,421,973
Other cancelled shares[3]	14

[1]	The share consolidation, effective as of 1 July 2014, was on the basis of 12 ordinary shares of 15 265/329 pence each for 13 ordinary shares of 14 194/329 pence each.
[2]	Excludes 14 shares included in the ‘Other cancelled shares’ number below.
[3]	This comprises 8 shares bought-back and cancelled and 6 treasury shares cancelled as a result of the above-mentioned share consolidation.

Dividends

In 2014, the Company announced a $750m return of funds to shareholders via special dividend and share consolidation on the basis of 12 ordinary shares of 15 265/329 pence each for 13 ordinary shares of 14 194/329 pence each (effective as of 1 July 2014).

Dividend	Ordinary shares	ADR
Special dividend Paid on 14 July 2014	174.9p	293¢
Interim dividend Paid 26 September 2014	14.8p	25.0¢
Final dividend Subject to shareholder approval, payable on 15 May 2015 to shareholders on the Register of Members at the close of business on 7 April 2015	33.8p	52.0¢

For more information on IHG’s return of funds and dividends, see note 27 on page 149.

Major institutional shareholders

As at 16 February 2015, the Company had been notified of the following significant holdings in its ordinary shares under the UK Disclosure and Transparency Rules:

	As at 16 February 2015		As at 17 February 2014				As at 18 February 2013

Shareholder	Ordinary shares/ADSs	%	Ordinary shares/ADSs		%		Ordinary shares/ADSs	%
Cedar Rock Capital Limited	14,923,417	5.07	14,923,417		5.07		14,923,417	5.07
BlackRock, Inc.	n/a	n/a	13,061,965	[1]	5.01	[1]	14,505,612	5.02
The Capital Group Companies, Inc	8,557,888	3.30	8,557,888		3.30		n/a	n/a
Boron Investments NV	7,500,000	3.18	n/a		n/a		n/a	n/a

[1]	On 7 October 2013, BlackRock, Inc. notified the Company that its shareholding in the Company had increased to above 5% and this notification was announced by the Company on 8 October 2013. Subsequently, on 8 July 2014, BlackRock, Inc. notified the Company that its 7 October 2013 notification had been made in error and that, in fact, BlackRock, Inc. holds less than 5% in the Company. This error was announced by the Company on 8 July 2014.

The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements, the operation of which may result in a change in its control.

For further details on shareholder profiles, see page 178.

2014 share awards and grants to employees

No awards or grants over shares were made during 2014 that would be dilutive of the Company’s ordinary share capital. Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market, however, the Board continues to review its policy. Those options, which were previously granted up to 2005, have now all been exercised and therefore, as at 31 December 2014, no options were outstanding.

The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

Employee share ownership trust (ESOT)

IHG operates an ESOT for the benefit of employees and former employees. The ESOT purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During the year, the ESOT released 163,130 shares and at 31 December 2014 it held 1,344,726 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

IHG Annual Report and Form 20-F 2014

Directors’ Report continued

Director and Executive Committee shareholdings

As at 16 February 2015, Directors and Executive Committee members had the same number of beneficial interests in shares as at 31 December 2014, as set out in the table below. These shareholdings include all Directors’ beneficial interests and those held by their spouses and other connected persons. As at 16 February 2015, no Director or Executive Committee member held more than 0.2% of the total issued share capital.

None of the Directors have a beneficial interest in the shares of any subsidiary. The shareholdings set out below do not include Executive Directors’ or Executive Committee members’ share awards under IHG’s share plans. These are set out separately in the Directors’ Remuneration Report on page 88 for the Executive Directors and on page 166 for Executive Committee members.

Directors	As at 31 December 2014 ordinary shares		As at 31 December 2013 ordinary shares
Patrick Cescau (Chairman)	–		–
Richard Solomons (Chief Executive Officer)	382,533		371,198
Senior Independent Non-Executive Director
David Kappler[1]	n/a		1,308
Dale Morrison	3,907	[2]	4,233	[2]
Executive Directors
Paul Edgecliffe-Johnson[3]	10,583		n/a
Kirk Kinsell[4]	117,640	[5]	127,444	[6]
Tracy Robbins	51,418		85,703
Tom Singer[3]	n/a		54,386
Non-Executive Directors
Ian Dyson	–		–
Jo Harlow[7]	–		n/a
Jennifer Laing	2,905		3,148
Jonathan Linen[8]	6,325	[2]	6,853	[2]
Luke Mayhew	1,722		1,866
Jill McDonald	–		–
Ying Yeh	–		–
Executive Committee
Keith Barr	22,522		24,399
Angela Brav	32,724		19,286
Elie Maalouf[9]	–		n/a
Kenneth Macpherson	7,472		1,797
Eric Pearson	1,998		65,293
Jan Smits	30,476		106,350
George Turner	–		3,277

[1]	David Kappler retired as a Non-Executive Director effective as of 31 May 2014.
[2]	Shares held in the form of American Depositary Receipts.
[3]	Paul Edgecliffe-Johnson was appointed as Chief Financial Officer effective as of 1 January 2014 following the resignation of Tom Singer effective as of the same date.
[4]	Kirk Kinsell resigned as Executive Director effective as of 13 February 2015.
[5]	117,092 ordinary shares and 548 American Depositary Receipts.
[6]	126,850 ordinary shares and 594 American Depositary Receipts.
[7]	Jo Harlow was appointed as a Non-Executive Director effective as of 1 September 2014.
[8]	Jonathan Linen retired as a Non-Executive Director effective as of 31 December 2014.
[9]	Elie Maalouf was appointed to the Executive Committee effective as of 13 February 2015.

Future business developments of the Group

Further details on these are set out in the Strategic Report on pages 2 to 51.

Employees and Code of Conduct

Details of the average number of people IHG employed as at 31 December 2014 and the number of people working across the whole estate are set out on page 23.

We continue to focus on providing an inclusive environment, in which employees are valued for who they are and what they bring to the Group, and in which talented individuals are retained through all levels of the organisation – see page 62 for our Global Diversity and Inclusion Policy.

We also look to appoint the most appropriate person for the job and are committed to providing equality of opportunity to all employees without discrimination. Every effort is made to ensure that applications for employment from disabled employees are fully and fairly considered and that disabled employees have equal opportunities in training, career development and promotion.

The Code of Conduct applies to all Directors, officers and employees and complies with the NYSE rules as set out in section 406 of the US Sarbanes-Oxley Act 2002. Further details can be found on page 174.

For more information on the Group’s employment policies, including equal opportunities, employee communications and development, see pages 23 to 25.

Greenhouse gas emissions

The disclosures concerning greenhouse gas emissions required by law are included in the Strategic Report on page 25.

Finance

Political donations

The Group made no political donations under the Companies Act during the year and proposes to maintain this policy.

Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 20 to the Group Financial Statements on pages 135 to 137.

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole:

•	the five-year $1.07bn syndicated loan facility agreement dated 7 November 2011, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable;

•	the seven-year £250m bond issued by the Company on 9 December 2009, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued;

•	the 10-year £400m bond issued by the Company on 28 November 2012, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued; and

•	the six-month $400m term loan facility agreement dated 13 January 2015, under which a change of control of the Company would entitle the lender to declare all amounts due to it payable.

Further details on these are set out on pages 169 and 170.

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

Existence of qualifying indemnity provisions

For details, see Directors’ and Officers’ Liability Insurance Policy on page 72.

Disclosure of information to the Auditor

For details, see page 94.

Events after the reporting period

On 13 January 2015, the Group raised a $400m bilateral term loan to help finance the acquisition of Kimpton Hotel & Restaurant Group, LLC; the term loan expires in July 2016.

On 16 January 2015, the Group completed the acquisition of Kimpton Hotel & Restaurant Group, LLC for $430m in cash (see page 153).

Listing Rules – compliance with LR 9.8.4C

Section	Applicable sub-paragraph within LR 9.8.4C	Location
1	Interest capitalised	Financial Statements, note 6, page 122
2	Publication of unaudited financial information	n/a
4	Details of long-term incentive schemes	Directors’ Remuneration Report, pages 79, 80 and 84 to 86
5	Waiver of emoluments by a Director	n/a
6	Waiver of future emoluments by a Director	Directors’ Remuneration Report, page 91
7	Non pre-emptive issues of equity for cash	n/a
8	Item (7) in relation to major subsidiary undertakings	n/a
9	Parent participation in placing by a listed subsidiary	n/a
10	Contracts of significance	n/a
11	Provision of services by a controlling shareholder	n/a
12	Shareholder waivers of dividends	n/a
13	Shareholder waivers of future dividends	n/a
14	Agreements with controlling shareholders	n/a

Going concern

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 51 and in the Group Information on pages 162 to 170. Information on the Group’s treasury management policies can be found in note 20 to the Group Financial Statements on pages 135 to 137. The Group refinanced its bank debt in November 2011 and put in place a five-year $1.07bn facility. In December 2009, the Group issued a seven-year £250m sterling bond and, in November 2012, a 10-year £400m sterling bond. Subsequent to the year end the Group raised a $400m term loan to help finance the acquisition of Kimpton Hotel & Restaurant Group, LLC; the term loan expires in July 2016.

At the end of 2014, the Group was trading significantly within its banking covenants and debt facilities.

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

By order of the Board

George Turner, Company Secretary

InterContinental Hotels Group PLC

Registered in England and Wales, Company number 5134420

16 February 2015

IHG Annual Report and Form 20-F 2014

Directors’ Remuneration Report

Remuneration Committee Chairman’s Statement

“Our Directors’ Remuneration Policy rewards the successful execution of the business strategy, as demonstrated by this year’s outcomes. So that it remains effective for the future, we will review it in 2015 and seek shareholders’ approval again in 2016.”

Dear Shareholder

2014 corporate performance and incentive outcomes

Executive Director remuneration has reflected another year of strong performance. Annual Performance Plan (APP) awards are comparable to last year, reflecting continued good growth of Earnings Before Interest and Tax (EBIT) as well as encouraging progress on guest satisfaction and Employee Engagement survey scores. Another three years of high Total Shareholder Return (TSR) was the main driver for the vesting under the 2012/14 Long Term Incentive Plan (LTIP) cycle, which is marginally below last year.

Corporate performance indicators	2014	2013		2012
Operating profit before exceptional items	-2.5% $651m1	+10.4% $668m	[2]	+10.4% $605m	[3,4]
Full-year dividend per share (excluding any special dividends and capital returns)	77.0¢ 48.6p	70.0¢ 43.2p		64.0¢ 41.2p
Three-year total TSR (annualised)	+31.7%	+18.4%		+28.2%

[1]	Includes two liquidated damages receipts in 2014: $7m, both in The Americas.
[2]	Includes three liquidated damages receipts in 2013: $31m in The Americas, $9m in Europe and $6m in AMEA.
[3]	Includes one significant liquidated damages receipt in 2012 of $3m in The Americas.
[4]	With effect from 1 January 2013, the Group adopted IAS 19 (Revised) ‘Employee Benefits’ resulting in the following additional charges to operating profit: $5m for the six months ended 30 June 2012 and $9m for the 12 months ended 31 December 2012.

Directors’ Remuneration Policy

At the 2014 AGM, shareholders approved our Directors’ Remuneration Policy (DR Policy), as set out in our 2013 Annual Report, with 90.94 per cent support. I mentioned in the 2013 Directors’ Remuneration Report the issues we had discussed at some depth with shareholders prior to the vote at the AGM. The two we know prompted some shareholders to vote against the

DR Policy were the use of relative TSR as a measure in the LTIP, and the fact that the DR Policy did not require Executive Directors to hold shares beyond the three-year vesting date.

I explained then that the outcome of the 2011/13 LTIP cycle was in line with performance and reflected shareholder value creation. I also pointed out that our Executive Directors had very substantial shareholdings and formally requiring further holding periods seemed unnecessary. Shareholders voted 94.01 per cent in favour of the 2013 Directors’ Remuneration Report.

We are not making any changes to the DR Policy itself for 2015. There is, however, one substantive change to how we will implement the DR Policy. We have introduced a three-year clawback clause post-vesting or payment of awards, applying to awards made relating to 2015 and future financial years. This will apply in addition to the existing malus provision in the DR Policy, which allows for awards to be reduced prior to vesting. The details are set out on pages 81 and 91 of the Annual Report.

Remuneration and business strategy

We feel strongly that we should make changes to the DR Policy in a coherent way if it is to retain credibility with management and serve its purpose of motivating and rewarding outstanding performance. Reward arrangements for senior executives of a global business are inevitably quite complicated and need to be communicated as an intrinsic part of the business strategy. We are keen to avoid, if possible, the introduction of ad-hoc changes, especially where there is no link to the business strategy.

The current executive reward structure was introduced five years ago. It includes the key performance measures at the heart of the current business strategy; an annual plan to incentivise and reward the delivery of good financial results, as well as from 2013, improvements in guest satisfaction and employee engagement; and a long-term plan to reward the delivery of strong shareholder returns and better-than-market number of rooms and RevPAR growth. All these measures remain relevant to future business strategy. However, after five years, it is right to revisit whether other measures and remuneration approaches could even better support the strategic priorities for the coming five years, as well as consider further questions shareholders have raised. Therefore, during 2015, the Remuneration Committee will revisit all aspects of the APP and LTIP to ensure they remain fit for purpose. This will include consideration of the following:

•	the mix of short and long-term incentives and what is appropriate for different levels of senior executives;

•	the performance measures most aligned with business strategy and shareholder returns over the next five years;

•	executive shareholding requirements and post-vesting holding periods;

•	how best to communicate the overall policy to senior executives globally to ensure it helps drive performance; and

•	how to further improve communication on remuneration to shareholders, in particular the level of disclosure of targets and outcomes.

We will consult major shareholders and shareholder organisations during 2015 and put the new DR Policy to all shareholders at our 2016 AGM for approval.

Pension arrangements

For a number of years, we have been working to de-risk the potential liabilities of the Group’s legacy UK pension arrangements. The defined benefit pension closed to new members in 2002 and to future accrual in 2013, after which benefits were secured with an insurer.

One of the last elements of de-risking we announced was our intention to change the long-established enhanced early retirement arrangements. These terms were inappropriate in the current wider pensions context. The conditions were changed during the year and this will be phased out over the coming years, as explained on pages 85 and 87.

The main exceptional payment in this Directors’ Remuneration Report relates to the decision announced last year to seek to cash out the closed senior executive pension scheme – InterContinental Hotels Executive Top-Up Scheme (ICETUS). This was the final stage of the de-risking plan. I am pleased that we had a positive response from those members of the scheme with the most potential value. Richard Solomons was one of those who agreed to cash out this part of the pension. The value of the pension was substantial, reflecting his 22 years with the business. As a result, there is a one-off additional element in his overall remuneration for 2014 only. This is explained in the single remuneration figure section on page 82.

No other changes are proposed and the Board believes that any remaining UK pensions risk is not significant.

Board change

Kirk Kinsell left the Board and his role as President, The Americas on 13 February 2015, aged 60, after a total of 19 years’ service with the business.

Mr Kinsell was succeeded by Elie Maalouf who was appointed to the role of Chief Executive Officer, The Americas, effective as of 13 February 2015 and who also became a member of IHG’s Executive Committee.

The remuneration consequences of Mr Kinsell’s departure were determined in line with the DR Policy and the rules of the relevant incentive plans. Details of Mr Kinsell’s remuneration arrangements on departure are included in the Directors’ Remuneration Report and have been disclosed on the Company’s website at www.ihgplc.com/investors

About this report

This statement aims to set out the more significant parts of the report for those who want to know the headlines, main issues considered in 2014 and the priorities for 2015. The Annual Report on Directors’ Remuneration contains more detailed disclosures, many of which are prescribed by legislation or regulation, but we have tried to make it easier to follow by also taking into account current thinking on best practice in remuneration reporting. We have included a summary of our approved DR Policy (see pages 80 and 81) for ease of reference only, as it provides investors with an understanding of the detail of the remuneration outcomes that follow. The full DR Policy is available at www.ihgplc.com/investors. We have also looked to simplify the graphs and tables wherever possible and ensure that the link between our strategy and remuneration is clear.

The 2012 Directors’ Remuneration Report won the PwC ‘Building Public Trust Award’ for Executive Remuneration Reporting in the FTSE 100 and the 2013 Annual Report on Directors’ Remuneration received ‘Highly Commended’.

Conclusion

This Directors’ Remuneration Report was approved by the Board on 16 February 2015. The Board recommends this Directors’ Remuneration Report to shareholders.

The Annual Report on Directors’ Remuneration and the Chairman’s Statement are subject to an advisory vote at the 2015 AGM.

Luke Mayhew, Remuneration Committee Chairman

16 February 2015

Governance

Roles and responsibilities

The Remuneration Committee agrees, on behalf of the Board, all aspects of the remuneration of the Executive Directors and the Executive Committee, and agrees the strategy, direction and policy for the remuneration of other senior executives who have a significant influence over the Company’s ability to meet its strategic objectives.

The Committee’s role and responsibilities are set out in the Terms of Reference (ToR) which are available on the Company’s website at www.ihgplc.com/investors under corporate governance/ committees or from the Company Secretary’s office on request. The ToR are reviewed annually and there were no changes to them during 2014.

Governance

All members are independent Non-Executive Directors, as required under the ToR. During 2014, Jo Harlow joined the Committee and both David Kappler and Jonathan Linen retired. All members have the necessary experience and expertise to meet the Committee’s responsibilities.

IHG Annual Report and Form 20-F 2014

Directors’ Remuneration Report continued

Governance continued

Committee approach to managing risk

Our approach to remuneration is to directly link it to IHG’s strategy. Risk management is a key part of IHG’s responsible business practices and the Committee considers risk mitigation as central to the way that incentive arrangements are structured, for example:

•	the APP and LTIP are structured so as to have a balance of measures that ensure senior executives are not incentivised to behave in a way that could adversely affect the sustainable growth of the Group and the long-term interests of its shareholders. For instance, in the 2014 and 2015 APP, the drive for short-term financial results is balanced by performance measures focused on guest satisfaction and employee engagement;

•	the Committee reserves the discretion to determine that payouts in the LTIP be adjusted if they are not consistent with the Committee’s assessment of the Group’s earnings and the quality of the financial performance over the relevant performance period; and

•	malus and post-vesting clawback provisions apply to certain awards made to Executive Directors under the APP and LTIP.

Remuneration Committee

Committee membership and attendance

Members[1]	Attendance
Luke Mayhew	5/5
Ian Dyson	5/5
Jo Harlow[2]	2/2
David Kappler[3]	1/1
Jonathan Linen[4]	5/5
Ying Yeh	5/5
Total meetings held	5

[1]	For full biographies of current members see pages 57 to 59.
[2]	Jo Harlow joined the Remuneration Committee as a Non-Executive Director on 1 September 2014.
[3]	David Kappler retired as a Non-Executive Director on 31 May 2014.
[4]	Jonathan Linen retired as a Non-Executive Director on 31 December 2014.

The Chairman of the Board, and Tracy Robbins (Executive Vice President, Human Resources and Group Operations Support) attended all meetings. The Chief Executive Officer attended four meetings.

Jean-Pierre Noël (Senior Vice President, Global Reward & HR Capability) provided advice to the Committee on remuneration issues as required.

What did the Committee consider in 2014

The Committee discussed the following key matters:

•	setting of targets for the 2014 APP and the 2014/16 LTIP cycle;

•	review of 2013 Executive Committee performance and 2014 remuneration review;

•	setting key performance objectives for Executive Committee members for 2014;
•	pensions review including Enhanced Early Retirement Facility (EERF) and ICETUS/Six Continents Executive Top Up Scheme (SCETUS) buy-out;

•	review of external market developments;

•	monitoring achievement against targets of the 2014 APP and ongoing LTIP cycles;

•	evaluation of incentive arrangements for levels of management below Executive Committee level and discussion of proposals for change; and

•	evaluation of achievement against targets for 2014 APP and the 2012/14 LTIP.

Remuneration advisers

The Committee continued to retain PricewaterhouseCoopers LLP (PwC) throughout 2014 as independent advisers. Fees of £60,300 were paid to PwC in respect of advice provided to the Committee on executive remuneration matters in 2014. This was in the form of an agreed fee for support in preparation of papers and attendance at meetings, with work on additional items charged at hourly rates. PwC also provided tax and other consulting services to the Group during the year.

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

Voting at IHG AGMs

At the 2014 AGM, under the new reporting regulations, the new binding vote in respect of the Directors’ Remuneration Policy was as follows:

AGM	Votes for	Votes against	Abstentions
2014	155,440,907 (90.94%)	15,483,775 (9.06%)	906,025

At IHG’s most recent AGMs, the annual advisory vote in respect of the Directors’ Remuneration Report was as follows:

AGM	Votes for	Votes against	Abstentions
2014	158,131,479 (94.01%)	10,076,027 (5.99%)	3,623,200
2013	160,795,577 (85.73%)	26,762,429 (14.27%)	1,226,617
2012	203,110,989 (95.46%)	9,651,718 (4.54%)	1,750,533

Strategic context

Key remuneration principles

IHG’s remuneration principles are designed to drive the delivery of its strategic objectives. To do this, we need to:

•	align rewards for senior executives with the achievement of business performance targets and strategy and with returns for our hotel owners and shareholders;

•	attract and retain high-quality executives in an environment where compensation for multinational employers is based on global market practice;

•	support equitable treatment between members of the same executive team; and

•	facilitate global mobility and relocations.

IHG’s remuneration structure for senior executives places a strong emphasis on performance-related reward. The Committee believes that it is important to reward senior management, including the Executive Directors, for targets achieved, provided those targets are stretching and drive results.

Link to strategy

Our strategy for delivering high-quality growth (detailed on pages 14 to 25) and the Key performance indicators (KPIs) (set out on pages 30 to 33) through which we monitor and measure our success are the key drivers for the performance-related elements of our reward structure, the APP and LTIP (see below):

IHG Annual Report and Form 20-F 2014

Directors’ Remuneration Report continued

Summary of our Directors’ Remuneration Policy (DR Policy)

How to use this report
The 2014 Directors’ Remuneration Report uses colour coding throughout to denote different elements of remuneration, as follows:	Salary Benefits APP cash	APP deferred shares LTIP Pension benefit

This is a brief summary of the DR Policy, which was approved at our 2014 AGM. The full DR Policy can be found at www.ihgplc.com/investors under corporate governance.

DR Policy table summary

Executive Directors
	Element	Framework

Fixed	Salary

Salaries increase generally in line with the range applying to the corporate UK and US employee population. They are reviewed annually and are fixed for 12 months from 1 April.

Newly appointed or recruited Executive Directors may, on occasion, have their salaries set below the benchmark policy level while they become established in role. In such cases, salary increases may be higher than the corporate UK and US employee population until the target positioning is achieved.

Benefits

Benefits are restricted to the typical level in the relevant market for an Executive Director. They may include the cost of independent financial advice, car allowance/company car, private healthcare/medical assessments and relocation and expatriate or international assignment costs where appropriate.

Variable	APP (50% cash and 50% IHG shares deferred for three years)

Maximum annual award is 200% of salary; target award is 115% of salary; threshold is 50% of target award for each measure.

This is reviewed annually with targets set in line with key strategic priorities:

•  70% EBIT

•  30% non-financial measures

They include regional or global measures or a combination of both.

The Committee may vary the relative weighting of EBIT and other metrics from year to year. Personal performance may also be taken into account in determining awards under the APP.

LTIP (100% shares)

Maximum annual award is 205% of salary; 20% threshold vesting of net rooms and RevPAR if equal to average growth of comparator group; 20% threshold vesting of TSR if equal to global hotel index growth.

Measures and targets are reviewed and may be changed by the Committee annually to ensure alignment with strategic objectives:

•  25% relative net rooms growth

•  25% relative RevPAR growth

•  50% relative TSR

All targets are measured over a performance period of at least three years against an appropriate comparator group of companies, which the Committee determines annually.

Pension	Pension benefit

Executive section of the UK Defined Contribution Plan, US 401(k) Plan and US Deferred Compensation Plan: employee contributions with matching Company contributions. A cash allowance in lieu of pension contributions is offered. Salary is the only part of remuneration that is pensionable.

Non-Executive Directors
	Element	Framework

Fixed	Fees and benefits (cash)

Maximum increase in annual fee in line with median FTSE 100 increases. Set by the Chairman of the Board and Executive Directors. The Chairman’s fees are set by the Committee. They are fixed for 12 months from 1 January. Non-Executive Directors are not eligible to participate in any performance-related incentive plans. IHG pays the cost of providing benefits as required.

Notes on DR Policy table summary

Use of discretion

The Committee reserves certain discretions under the Company’s incentive plans. These operate in two main respects:

•	enabling the Committee to ensure that outcomes under these plans are consistent with the underlying performance of the business and the interests of shareholders; and

•	enabling the Committee to treat leavers in a way that is fair and equitable to individuals and shareholders under the incentive plans.

The Committee will also use its judgement as to what is appropriate within the terms of the DR Policy to make decisions that do not involve the exercise of discretion.

In all cases, the discretions are reserved as part of the DR Policy in order to allow the Committee flexibility to ensure that remuneration outcomes for Executive Directors are consistent with business performance, at the same time as providing a high degree of clarity for shareholders as to remuneration structure and potential quantum. Any exercises of discretion by the Committee will be fully disclosed and explained in the relevant year’s Implementation of Remuneration Policy Report.

In relation to the LTIP, the Committee will review the vesting outcomes under all of the LTIP measures at the end of each three- year cycle against an assessment of Group earnings and the quality of financial performance over the period, including sustainable growth and the efficient use of cash and capital. If the Committee determines that the vesting outcomes do not appropriately reflect the financial performance of the Group, it may reduce the number of shares that vest.

In relation to malus, for awards made from January 2012, the APP and LTIP rules allow the Committee discretion to reduce the level of unvested share awards if circumstances occur that, in the reasonable opinion of the Committee, justify a reduction in one or more awards granted to any one or more participants. The malus provisions relate to unvested awards only. The circumstances in which the Committee may consider it appropriate to exercise its discretion include the following:

•	misconduct that causes significant damage or potential damage to IHG’s prospects, finances or brand reputation; and/or

•	actions that lead to material misstatement or restatement of accounts.

This may include, where appropriate, negligence on the part of Executive Directors.

These features help ensure alignment between executive reward and shareholder returns.

Policy on payment for loss of office

All current Executive Directors have a rolling service contract with a notice period from the Company of 12 months. As an alternative, the Company may, at its discretion, pay in lieu of that notice. Neither notice nor a payment in lieu of notice will be given in the event of gross misconduct.

Payment in lieu of notice could potentially include up to 12 months’ salary and the cash equivalent of 12 months’ pension contributions, and other contractual benefits. Where possible, the Company will seek to ensure that, where a leaver mitigates their losses by, for example, finding new employment, there will accordingly be a corresponding reduction in compensation payable for loss of office.

Further details on the policy for determination of termination payments are included in the DR Policy.

Approach to recruitment remuneration

The remuneration of any new Executive Director will be determined in accordance with the DR Policy. In addition, the Committee may, at its discretion, compensate a newly recruited Executive Director for incentives from a previous employment foregone as a result of their resignation. The Committee would seek validation of the value of any potential incentives foregone. Awards made by way of compensation for incentives foregone would be made on a comparable basis, taking account of performance achieved, or likely to be achieved, the proportion of the performance period remaining and the form of the award. Compensation would, as far as possible, be in the form of IHG LTIP or deferred share awards, in order to immediately align a new Executive Director with IHG’s performance.

Details of letters of appointment and notice periods for Non-Executive Directors

Non-Executive Directors have letters of appointment, which are available upon request from the Company Secretary’s office.

Patrick Cescau, Non-Executive Chairman, is subject to 12 months’ notice. All other Non-Executive Directors are not subject to notice periods.

All Non-Executive Directors’ appointments and subsequent re-appointments are subject to election and annual re-election by shareholders at the 2015 AGM (see page 71).

IHG Annual Report and Form 20-F 2014

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration

This Annual Report on Directors’ Remuneration explains how the Directors’ Remuneration Policy (DR Policy) was implemented in 2014 and the resulting payments each of the Directors received. The notes to the single figure table provide further detail, including measures and outcomes for 2014 where relevant, for each of the elements that make up the total single figure of remuneration in respect of each of the Executive Directors. This report is subject to an advisory vote by shareholders at the 2015 AGM.

Single total figure of remuneration – Executive Directors (audited information)

	Fixed pay				Variable pay				Pension
	Salary		Benefits		APP		LTIP		Pension benefit			Total
Executive Directors	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000	2012/14 cycle (value of shares) £000[1]	2011/13 cycle (value of shares) £000[2]	2014 £000		2013 £000	2014 £000		2013 £000
Richard Solomons[3]	759	735	30	34	1,128	1,098	1,425	1,018	228 +2,958 3,186	[3]	246	3,570 +2,958 6,528	[3]	3,131
Paul Edgecliffe- Johnson[4]	420	n/a	28	n/a	619	n/a	403	n/a	126		n/a	1,596		n/a
Kirk Kinsell[5]	479	492	27	85	365	532	941	850	111		114	1,923		2,073
Tracy Robbins	434	421	20	21	644	631	814	644	130		126	2,042		1,843
Tom Singer[6]	2	548	0	29	n/a	409	712	918	n/a		164	714		2,068

[1]	Share price of 2,449p is the average over the final quarter of 2014.
[2]	Restated using the VWAP (Volume Weighted Average Price) of 1,977p on the date of actual vesting on 19 February 2014. The corresponding values shown in the 2013 report (prior to the actual vesting) were an estimate and calculated using a share price as at 31 December 2013 of 2,013p.
[3]	Richard Solomons received a one-off cash payment in 2014 in lieu of any future entitlement to ICETUS benefits. The amount shown (£2.958m) is the gross cash payment (£9.405m) less amounts previously disclosed (£6.447m). It is included here but is not shown in the illustrative bar chart above as it was a one-off payment and was in respect of benefits already accrued.
[4]	Paul Edgecliffe-Johnson was appointed to the Board as Chief Financial Officer effective as of 1 January 2014.
[5]	Kirk Kinsell was paid in US dollars and the sterling equivalents were calculated using an exchange rate of $1 = £0.61. In accordance with the APP rules, Mr Kinsell will receive only the 50% cash portion of his 2014 APP award, as shown here.
[6]	As a result of Tom Singer’s resignation from IHG with effect from 1 January 2014, he only received the 50% cash portion of the 2013 APP award and will not receive a 2014 APP award. Following Mr Singer’s resignation, the Remuneration Committee determined that the 2011/13 LTIP award would vest without pro-ration in line with the terms of the LTIP Plan rules, as the performance period for this award would be completed by his departure date. This award was released on the normal vesting date and only to the extent the performance conditions were met. Mr Singer’s salary for 2014 was in respect of one day, 1 January 2014, after which his resignation took effect.

Notes to single total figure of remuneration – Executive Directors (audited information)

Kirk Kinsell – remuneration arrangements on departure

Kirk Kinsell left the Board and his role as President, The Americas effective as of 13 February 2015. The Remuneration Committee determined that Mr Kinsell would be treated as a Good Leaver for the purposes of the LTIP awards, in line with the DR Policy on termination of employment. He therefore retained all outstanding LTIP awards which will vest on the normal vesting dates, subject to the satisfaction of performance conditions, with the awards pro-rated to his leaving date. Mr Kinsell also received the cash portion of his 2014 APP award and the deferred share portion of his 2011 APP on the normal vesting date. Outstanding deferred awards under the 2012 and 2013 APPs lapsed, and no APP award will be made in respect of 2015. The Remuneration Committee has reserved the right to determine that, prior to the vesting of shares under each outstanding LTIP cycle, Mr Kinsell’s entitlement to shares under the LTIP will be forfeited in full if Mr Kinsell commits a breach of his continuing post-termination contractual obligations. The relevant figures will be included in next year’s report.

Fixed pay

  Salary: salary paid for the year (for Kirk Kinsell, who was paid in US dollars, this shows actual salary paid converted into sterling).

  Benefits: this includes taxable benefits such as company car, healthcare, life cover and other taxable benefits. Provision during 2014 was in line with previous years and the approved DR Policy, and no exceptional benefits were paid.

Variable Pay

   2014 APP

The weighting, measures and targets relating to the APP are determined by the Committee, on an annual basis, in line with our strategic objectives. A combination of global and regional targets were used in 2014. Executive Directors with only global roles were subject to global measures. Kirk Kinsell was subject to partly regional measures, reflecting his regional role as President, The Americas.

The measures for 2014 were determined in accordance with the DR Policy and were as follows:

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

•  We measure employee engagement because our brands are, effectively, a promise by our people, as engaged colleagues, to deliver a great guest experience.

•  Engaged employees are key to our business.

•  Our Employee Engagement survey is a long-established tool in our business.

• EBIT is a key measure of business performance for our shareholders. • It is a function of other critical measures: net rooms growth, RevPAR, operating profit and fee revenues.

Award levels relate to achievement against target under each of the measures. The link between our strategy and the performance measures of the APP is explained in more detail on page 79.

Threshold, target and maximum opportunity are shown on the graph on page 84, along with actual achievement on a global basis and further detail.

The actual award level was determined on a straight-line basis between threshold and target, and target and maximum, and relates to achievement vs target under each measure:

•	Threshold is the minimum level that must be achieved for there to be an award in relation to that measure; for achievement below this, no award is made.

•	Target is the target level of achievement and results in a target award for that measure (115% of salary).

•	Maximum is the level of achievement at which a maximum award for that measure is received (200% of salary).

Threshold award was subject to a global EBIT affordability gate such that:

•	if global EBIT was below 85% of target, no award would be made; and

•	if global EBIT was between 85% and 90% of target, half of any award relating to the Guest HeartBeat and/or Employee Engagement survey measures would be made.

IHG Annual Report and Form 20-F 2014

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

[1]	The EBIT element of Kirk Kinsell’s award was based 50/50 on Group/The Americas results; the EBIT achievement for the Americas was 99.0% against target. The Guest HeartBeat element of Mr Kinsell’s award was based wholly on The Americas results; achievement was 29.4% of target. The total award as a % of salary for Mr Kinsell was 151.4% and in accordance with the APP Plan rules he will only receive the 50% cash portion.
[2]	Maximum achievement under all three measures would result in an award of 230% of total salary. However, under the DR Policy, awards are capped at 200% of salary.

Outcome for 2014 (audited information)

Based on performance, the following table shows the level of 2014 awards for which 50% will be paid in cash and 50% in deferred IHG shares. These will vest after three years in February 2018. The deferred share awards are made in the form of forfeitable shares that receive dividends during the three-year vesting period and include the right to vote at shareholder meetings.

Executive Director	Award as % of salary	Total value of award £000[1]
Richard Solomons	147.4	1,128
Paul Edgecliffe-Johnson	147.4	619
Kirk Kinsell	75.7	365	[2]
Tracy Robbins	147.4	644

[1]	As shown in the single figure of remuneration on page 82.
[2]	In accordance with the rules of the APP, Kirk Kinsell will receive only the 50% cash portion of his 2014 APP award, as shown here.

In relation to the APP 2014 measures, we have disclosed percentage achievement against target for each measure in the graph at the top of this page. We have also shown outcome vs opportunity. For the Guest HeartBeat and Employee Engagement survey measures, the 2014 outcome scores are detailed on pages 31 and 32 of the Annual Report. Detail on the financial targets set is not disclosed at this stage as it is, in the opinion of the Directors, commercially sensitive. Disclosure would risk providing IHG’s major competitors with an unfair commercial advantage as these companies are either unlisted or listed on a stock exchange other than the London Stock Exchange and, therefore, not subject to the same regulations. During 2015, we will consider what further transparency we can provide to shareholders without disadvantaging the business.

 2012/14 LTIP

The performance measures for each three-year LTIP cycle are set by the Committee. Awards are made annually and eligible executives will receive shares at the end of that cycle, subject to achievement of the performance measures. The performance measures for the 2012/14 cycle were as follows and in line with the DR Policy:

•	relative growth in net rooms over three years;

•	relative like-for-like RevPAR growth over three years; and

•	IHG’s TSR relative to a global hotels index (see page 89 for further details).

Growth in net rooms and RevPAR is measured on a relative basis against the comparator group, comprising the following major, globally branded competitors: Accor, Choice Hotels, Hilton Worldwide, Hyatt, Marriott International Inc., Starwood Hotels and Wyndham Worldwide.

Why do we use these measures?

Net rooms growth	RevPAR growth	Relative TSR

This measures the net growth in the total number of IHG hotel rooms over the duration of the cycle relative to our major global competitors. Together with the RevPAR measure, it provides focus on ensuring a balance between the quality of IHG hotels and the speed at which IHG grows.

	This measures success in growing our revenue per available room for the duration of the cycle relative to the RevPAR growth of our major global competitors.	This measures the return to shareholders by investing in IHG relative to our competitors in the appropriate comparator group of global hotels, as per data sourced from Thomson Datastream.

In order to generate higher returns for our shareholders, we need to increase revenue share, improve operating efficiency and grow margins through increasing the number of rooms we have available to sell, as well as increasing RevPAR for those rooms.

By focusing on both net rooms growth and RevPAR growth, we are rewarding the balanced approach to growth that will support the long-term increase in shareholder value.

These performance measures are also used for the 2013/15 and 2014/16 LTIP cycles, granted in 2013 and 2014 respectively. Threshold, target and maximum opportunity for the 2012/14 cycle is shown in the graph below, along with actual achievement for 2014.

Performance was below the average of the comparator group on the relative net rooms growth measure and therefore this element will not vest.

Outcome for 2012/14 cycle (audited information)

This cycle will vest on 18 February 2015, as follows:

Executive Director	Maximum opportunity at grant (number of shares)	% of maximum opportunity vested	Outcome (number of shares awarded at vest)	Total value of award[1] £000
Richard Solomons	103,722	56.1	58,188	1,425
Paul Edgecliffe-Johnson	29,322	56.1	16,449	403
Kirk Kinsell[2]	68,463	56.1	38,407	941
Tracy Robbins	59,270	56.1	33,250	814
Tom Singer[3]	77,684	56.1	29,053	712

[1]	As shown in the single figure of remuneration. Share price used of 2,449p is the average over the final quarter of 2014.
[2]	In line with the DR Policy, the Remuneration Committee determined that Kirk Kinsell would retain his 2012/14 LTIP award in accordance with and subject to the terms of the LTIP Plan rules, as the performance period for this award was completed when Kirk Kinsell resigned effective as of 13 February 2015.
[3]	The Remuneration Committee determined that the 2012/14 LTIP award would vest in line with the terms of the LTIP Plan rules on a pro-rated basis for the proportion of the performance period in which Tom Singer remained in employment. This award will be released on the normal vesting date and only to the extent the performance conditions were fulfilled.

Net rooms and RevPAR growth were measured by reference to the three years ending 30 September 2014; TSR was measured by reference to the three years ending 31 December 2014.

Pensions

 Pension benefit: the value of Company contributions to pension plans and any cash allowances paid in lieu of pension contributions.

As published in the 2013 Annual Report, the Group commenced the phasing out of potential enhanced early retirement terms related to those defined benefit pensions in 2014 (see page 87 for further details). In addition, the planned cash out offer was made to the participants of the unfunded, unregistered, defined benefit top-up arrangement, ICETUS, which had previously provided the balance of any benefit accrual that was restricted in the tax-registered plan due to the annual or lifetime allowances. Payments associated with the cash out were made in the financial year and are therefore disclosed appropriately in this year’s Annual Report.

For 2014, the pension benefits for Richard Solomons include the payment of a cash out value in respect of his accrued, unfunded ICETUS benefit. Richard Solomons received a one-off gross cash payment of £9,405,362 in lieu of any future entitlement to ICETUS benefits. An amount of £6,447,000 in respect of his ICETUS benefit was included as part of the disclosure of his total accrued benefits in the 2013 Directors’ Remuneration Report based on the HM Revenue & Customs methodology of valuing pensions at 20 times their annual amounts, hence only the balance in excess of this (i.e. £2.958m) is shown in the single figure table. The actual payment was greater than 20 times the annual pension because the ICETUS benefit was valued using a more accurate actuarial calculation method, in line with that used for valuing the total ICETUS liabilities for accounting purposes. Following the cash out, Richard Solomons has no future entitlement to any benefit from ICETUS.

IHG Annual Report and Form 20-F 2014

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Scheme interests awarded during 2014 (audited information)

During 2014, awards relating to shares were granted under the 2014/16 LTIP. Awards were made to each Executive Director over shares with a value of 205% of salary using the closing mid-market share price on 7 April 2014. These are in the form of conditional awards over IHG shares and do not carry the right to dividends or dividend equivalents during the vesting period.

These awards will vest, and the shares will be transferred to the award holder, in February 2017 to the extent performance targets are met. See pages 84 and 85 for an explanation of the performance measures.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant[1] £	Face value of award at grant £000	Number of shares received if minimum performance achieved[2]
2014/16 cycle
Richard Solomons	8 April 2014	82,193	19.08	1,568	16,439
Paul Edgecliffe-Johnson	8 April 2014	45,125	19.08	861	9,025
Kirk Kinsell[3]	8 April 2014	18,570	19.08	981	3,714
Tracy Robbins	8 April 2014	46,952	19.08	896	9,390

[1]	Share price was the closing mid-market share price on 7 April 2014.
[2]	Minimum performance is equal to 20% of maximum award.
[3]	Following Kirk Kinsell’s resignation with effect from 13 February 2015, his award will vest in line with the LTIP Plan rules. His initial maximum shares awarded of 51,426 have been reduced accordingly on a pro-rated basis for the proportion of the performance period in which he remained in employment, as determined by the Committee. The pro-rated award is shown in the table above. Vesting will not be accelerated.

The vesting date for these awards is the day after the announcement of our Annual 2016 Preliminary Results in February 2017. Net rooms growth and RevPAR growth will be measured by reference to the three years ending 30 September 2016; TSR will be measured by reference to the three years ending 31 December 2016.

Other outstanding awards

During 2013, awards relating to shares were granted under the 2013/15 LTIP (shown below) on the same basis as the 2014/16 LTIP cycle (shown above). These awards will vest in February 2016 to the extent performance targets are met. See pages 84 and 85 for an explanation of the performance measures.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant[1] £	Face value of award at grant £000	Number of shares received if minimum performance achieved[2]
2013/15 cycle
Richard Solomons	5 April 2013	76,319	19.85	1,515	15,263
Paul Edgecliffe- Johnson[3]	24 February 2014	9,454	19.25	182	1,891
Kirk Kinsell[4]	5 April 2013	36,839	19.85	1,053	7,367
Tracy Robbins	5 April 2013	43,819	19.85	870	8,763
Tom Singer[5]	5 April 2013	56,883	19.85	1,129	0

[1]	Share price was the closing mid-market share price on 4 April 2013. For Paul Edgecliffe-Johnson, this was the closing mid-market share price on 21 February 2014.
[2]	Minimum performance is equal to 20% of maximum award.
[3]	Paul Edgecliffe-Johnson received an increased award, pro-rated from 1 January 2014, for the 2013/15 LTIP in accordance with the DR Policy as a result of his appointment to the Board. He was awarded 18,322 shares on 5 April 2013 with a market price per share at grant of £19.85 prior to his appointment to the Board.
[4]	Following Kirk Kinsell’s resignation with effect from 13 February 2015, his award will vest in line with the LTIP Plan rules. His initial maximum shares awarded of 53,049 have been reduced accordingly on a pro-rated basis for the proportion of the performance period in which he remained in employment, as determined by the Committee. The pro-rated award is shown in the table above. Vesting will not be accelerated.
[5]	Tom Singer’s award lapsed as a result of his resignation with effect from 1 January 2014.

The vesting date for these awards is the day after the announcement of our Annual 2015 Preliminary Results in February 2016. Net rooms growth and RevPAR growth will be measured by reference to the three years ending 30 September 2015; TSR will be measured by reference to the three years ending 31 December 2015.

Current position on outstanding awards

Details of the performance measures and potential vesting outcomes for outstanding awards as at 31 December 2014 are as follows:

Performance measure	Threshold performance	Maximum performance	Threshold/ maximum vesting	Weighting	Maximum award (% of salary)	Potential vesting outcome
						2014/16 cycle	2013/15 cycle
Net rooms growth	Average of the comparator group	1st in the comparator group	20%/100%	25%	51.25%	Below threshold	Below threshold
RevPAR growth	Average of the comparator group	1st in the comparator group	20%/100%	25%	51.25%	Above average	Above average
Relative TSR	Growth equal to the global hotels index	Growth exceeds the index by 8% per year or more	20%/100%	50%	102.5%	Maximum performance	Maximum performance

Total pension entitlements (audited information)

The InterContinental Hotels UK Pension Plan (IC Plan) is a funded final salary occupational pension scheme with an additional defined contribution section.

Richard Solomons’ defined benefit pension accrual in both ICETUS and the IC Plan ceased on 30 June 2013 and the Trustee of the IC Plan subsequently entered into an insurance contract in August 2013 under which all defined benefit liabilities of the plan, plus the provision of increases to pensions which were previously only provided at the discretion of the Company, were fully insured (known as a ‘buy-in’). During 2014, arrangements were made to fully transfer the responsibility for the provision of benefits from the Trustee of the IC Plan to the insurance company, Rothesay Life. This process (known as a ’buy-out’) was completed on 31 October 2014.

Following the buy-out, Richard Solomons has no future benefit entitlement from the IC Plan and it is not considered necessary to make these disclosures in the future. In last year’s Annual Report, we published the Board’s plans to phase out the Company’s Enhanced Early Retirement Facility (EERF). However, during the period over which it is phased out, Richard Solomons remains eligible to benefit from the EERF, albeit at a reduced level. Under the EERF, executive participants of the defined benefit section of the IC Plan had an option, with the Company’s agreement, to retire without reduction to their pension if they are within five years of their normal retirement date and to retire on improved early retirement terms before this. As set out in the Remuneration Committee Chairman’s 2013 Statement, the phasing out of this facility commenced on 1 March 2014. As a result of the phasing out of the EERF, Mr Solomons could retire, with no reduction in his pension, from approximately age 58 and no earlier. Prior to the phasing out, Richard Solomons was eligible to retire without reduction from age 55. The terms of the EERF require an executive to obtain Company consent and would also require the payment by the Group of an additional insurance premium to secure the benefit entitlement for that executive.

Richard Solomons’ IC Plan pension, which formed part of the buy-out, was as follows:

£pa
Accrued annual pension at 1 January 2014, assuming retirement at normal pension age (9 October 2021)	71,950
Accrued annual pension at 31 December 2014, assuming retirement at normal age (9 October 2021)	73,680

The increase in accrued pension represents the standard inflation increase provided for deferred pensions in the IC Plan rules. It does not, therefore, constitute a pension input amount and there is no requirement to disclose the value of this increase in the single figure.

For 2014, Richard Solomons received a cash allowance in lieu of pension contributions. The breakdown of the pension element of the single figure for 2013 and 2014 for Mr Solomons is as follows:

	2014 £000	2013 £000
Pension benefit under defined benefit section of IC Plan	–	135
ICETUS cash-out	2,958[1]	–
Cash allowance in lieu of pension contribution	228	111
Total	3,186	246

[1]	Richard Solomons received a one-off cash payment in 2014 in lieu of any future entitlement to ICETUS benefits. See page 85.

Paul Edgecliffe-Johnson participated in the defined contribution section of the IC Plan until March 2014, during which time he paid contributions of £7,875 and received Company contributions of £4,625 and a cash allowance in lieu of pension contributions of £26,875. For the period from April 2014, he did not participate in any IHG pension plan and instead received a cash allowance of £94,500.

Tracy Robbins did not participate in any IHG pension plan in 2014. Instead she received a cash allowance of £130,148.

Life assurance cover of four times pensionable salary was also provided for Tracy Robbins and Paul Edgecliffe-Johnson and, in accordance with the terms of the closure of the IC Plan to future defined benefit accrual, life assurance cover of six times salary was provided for Richard Solomons.

Kirk Kinsell participated in the US 401(k) Plan and the US Deferred Compensation Plan. The US 401(k) Plan is a tax qualified plan providing benefits on a defined contribution basis, with the member and relevant company both contributing. The US Deferred Compensation Plan is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing.

Contributions made by, and in respect of, Kirk Kinsell in these plans for the year ended 31 December 2014 were:

£[1]
Director’s contributions to US Deferred
Compensation Plan	136,199
Director’s contributions to US 401(k) Plan	14,030
Company contributions to US Deferred
Compensation Plan	105,047
Company contributions to US 401(k) Plan	6,280
Age at 31 December 2014	59

[1]	Sterling values have been calculated using an exchange rate of $1=£0.61.

IHG Annual Report and Form 20-F 2014

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Statement of Directors’ shareholdings and share interests (audited information)

The Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individual’s personal interests and those of shareholders.

Guideline Executive Director shareholding requirement

Executive Directors are expected to hold all shares earned (net of any share sales required to meet personal tax liabilities), until the guideline shareholding requirement is achieved. As can be seen from the graph below, with the exception of Paul Edgecliffe-Johnson, the shareholdings for the other Executive Directors are substantial and the guideline requirement exceeded. Percentages are based on shareholding and a share price of 2,595p per share as at 31 December 2014.

  Shares and awards held by Executive Directors as at 31 December 2014: % of salary

Shares held by Executive Directors as at 31 December 2014: number of shares (audited information)

Executive Director	Number of shares held outright[1]				APP deferred share awards[2]		LTIP share awards (unvested)[3]		Total number of shares and awards held
	2014		2013		2014	2013	2014	2013	2014	2013
Richard Solomons	382,533		371,198		81,240	90,068	262,234	267,275	726,007	728,541
Paul Edgecliffe-Johnson[4]	10,583		n/a		12,860	n/a	102,223	n/a	125,666	n/a
Kirk Kinsell	117,640	[5]	127,444	[6]	49,580	66,502	172,938	194,384	340,158	388,330
Tracy Robbins	51,418		85,703		48,932	55,905	150,041	158,337	250,391	299,945

[1]	These shareholdings include all Directors’ beneficial interests and those held by their spouses and other connected persons.
[2]	Awards not subject to performance conditions.
[3]	Awards still subject to performance conditions as set out on pages 84 and 85.
[4]	Paul Edgecliffe-Johnson was appointed to the Board on 1 January 2014.
[5]	Comprised 117,092 ordinary shares and 548 American Depositary Receipts.
[6]	Comprised 126,850 ordinary shares and 594 American Depositary Receipts.

Percentage change in remuneration of Chief Executive Officer

The table below shows the percentage change in the remuneration of the Chief Executive Officer compared with UK employees between 2013 and 2014:

	Chief Executive Officer	UK employees
Salary	+3.5%	+3.0%	[1]
Taxable benefits[2]	-11.8%	+4.5%
Annual incentive	+2.7%	+7.6%

[1]	The percentage change for UK employees shown is the budget for the 2014 annual pay review and promotions/market adjustments during 2014.
[2]	Based on P11D taxable benefits for tax year ending 5 April in relevant year.

We believe that an appropriate comparator group for salary and taxable benefits comparison is UK-based employees because the structure and composition of remuneration for that group most closely reflects that of the UK-based Chief Executive Officer. Therefore, the same UK market dynamics will apply to salary movements providing a like-for-like comparison.

For the annual incentive, the comparator group used is the grade of executives at and immediately below Executive Committee level, who are subject to the same performance measures as the Chief Executive Officer, and with a “very good” individual performance rating.

Relative performance graph and table

Throughout 2014, IHG was a member of the FTSE 100 share index and for LTIP purposes used a TSR comparator group of a global hotels index. This consists of the companies that made up the Dow Jones Global Hotels index (DJGH). It continues to comprise the same companies, following the cessation of the former Dow Jones Index in 2014, and is sourced directly from Thomson Datastream for IHG. Accordingly, the Committee has determined that these are the most appropriate market indices against which to test the Group’s performance. The graph below shows IHG’s TSR performance from 31 December 2008 to 31 December 2014, assuming dividends are reinvested, compared with the TSR performance achieved by the FTSE 100 and global hotels indices. All indices are shown in sterling.

TSR: InterContinental Hotels Group PLC vs FTSE 100 and global hotels index

Chief Executive Officer’s remuneration

The table below shows the single figure of total remuneration for the incumbent Chief Executive Officer for the six years to 31 December 2014:

		Financial year ended 31 December
	Chief Executive Officer	2009		2010	2011[1]		2012	2013	2014
Single figure £000	Richard Solomons	n/a		n/a	4,724		4,881	3,149	6,528	[2]
	Andrew Cosslett	1,953		5,430	3,770		n/a	n/a	n/a
Annual incentive received (% of maximum)	Richard Solomons	n/a		n/a	83.0		68.0	74.0	74.0
	Andrew Cosslett	nil	[3]	100.0	43.0	[4]	n/a	n/a	n/a
Shares received under the LTIP (% of maximum)	Richard Solomons	n/a		n/a	73.9		100.0	59.0	56.1
	Andrew Cosslett	46.0		73.8	61.6		n/a	n/a	n/a

[1]	Andrew Cosslett retired on 30 June 2011 and Richard Solomons was appointed Chief Executive Officer effective as of 1 July 2011, having previously held the position of Chief Financial Officer and Head of Commercial Development; the single figure value is the total remuneration received by each of them for that year.
[2]	Includes a one-off cash payment in lieu of any future entitlement to ICETUS benefits. The amount included in respect of this (£2.958m) is the gross cash payment (£9.405m) less amounts previously disclosed (£6.447m).
[3]	There was no annual incentive award paid in respect of financial year ended 31 December 2009.
[4]	No deferred shares were awarded in respect of the 2011 Annual Bonus Plan (ABP). Andrew Cosslett received his award as 100% cash pro-rated to 30 June 2011.

Relative importance of spend on pay

The table below sets out the actual expenditure of the Group in 2012, 2013 and 2014 on corporate employee remuneration and distributions to shareholders and shows the difference in spend between those years:

Item	2014 $m		% change	2013 $m		% change	2012 $m
Remuneration paid to all corporate employees	657		0.2	656		5.0	626	[1]
Distributions:
Final dividend (previous year)	122			115			113
Ordinary (interim) dividend	57			63			61
Special dividend	763	[2]		355	[3]		505	[4]
Repurchase of own shares	110	[5]		283	[6]		107	[7]
Total distributions	1,052		28.9	816		3.8	786

[1]	Restated for the adoption of IAS 19R ‘Employee Benefits’.
[2]	A special dividend of $2.93 per share was paid to shareholders on 14 July 2014.
[3]	A special dividend of $1.33 per share was paid to shareholders on 4 October 2013.
[4]	A special dividend of $1.72 per share was paid to shareholders on 22 October 2012.
[5]	Under the authority granted by shareholders at the AGMs held on 24 May 2013 and 8 May 2014, 3,421,973 shares were purchased in the period 1 January 2014 to 29 May 2014 (the date on which the share buyback programme was completed) for a total consideration of $110m.
[6]	Under the authority granted by shareholders at the General Meeting held on 8 October 2012 and the AGM held on 24 May 2013, 9,773,912 shares were purchased in the period 1 January 2013 to 31 December 2013 for a total consideration of $283m.
[7]	Under the authority granted by shareholders at the General Meeting held on 8 October 2012, 4,143,960 shares were purchased in the period 12 November 2012 (the date on which the share buyback programme commenced) to 31 December 2012 for a total consideration of $107m.

IHG Annual Report and Form 20-F 2014

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Dividends paid to Executive Directors

An interim dividend of 14.8p per ordinary share (25¢ per ADR) was paid on 26 September 2014 to shareholders on the Register of members at the close of business on 22 August 2014.

A special interim dividend of 174.9p per ordinary share (293¢ per ADR) was paid on 14 July 2014 to shareholders on the Register of members at the close of business on 30 June 2014.

The 2014 special dividend was accompanied by a share consolidation to maintain comparability (as far as possible) of the share price before and after the payment of the special dividend. Neither LTIP award holders nor IHG Executive Share Option Plan holders were entitled to receive the special dividend. Executive Directors holding forfeitable shares under previous years’ annual incentive awards received the special dividend, and their share awards were subject to the share consolidation.

Kirk Kinsell’s deferred shares are held in the form of conditional awards, which were not eligible to receive the special dividend, rather than forfeitable shares. To ensure equity of treatment with other Executive Committee members, a dividend equivalent was paid in respect of these awards to Mr Kinsell, and his awards were subject to the share consolidation.

Payments for loss of office (audited information)

Tom Singer stepped down from the Board and his role as Group Chief Financial Officer on 1 January 2014. In line with his contractual agreement and the Remuneration Committee’s policy on termination of employment, Mr Singer was not paid any salary or benefits (or compensation in lieu) in respect of the period after 1 January 2014, and did not receive any compensation for loss of office.

The footnotes to the single total figure table on page 82 set out the impact of Mr Singer’s resignation on his APP and LTIP awards.

Payments to past directors – benefits (audited information)

Sir Ian Prosser, who retired as a Director on 31 December 2003, had an ongoing healthcare benefit of £1,379 during the year.

Payments to past directors – ICETUS cash out (audited information)

In 2014, the Company looked to reduce the risks and volatility from the remaining unfunded ICETUS pension arrangement by offering members an opportunity to cash out the ICETUS element of their pension on a basis that is fair and reasonable, both to them and to shareholders. This is part of the process of redrawing IHG’s pension arrangements and minimising the future risks to the Company.

A number of past directors received one-off payments, following which they will have no future entitlement to any benefit from ICETUS:

Former Director	Value in 2014 £
Andrew Cosslett[1]	No value to disclose
Richard Hartman[2]	74,968
Richard North[3]	3,386,296
Sir Ian Prosser	8,597

[1]	A gross cash payment of £5,114,920 was made in lieu of any future entitlement to ICETUS benefits, in respect of which £5,266,788 had been disclosed in the 2011 Annual Report on Directors’ Remuneration based on the Cash Equivalent Transfer Value methodology of valuing pensions applicable at the time.
[2]	A gross cash payment of £497,987 in lieu of any future entitlement to ICETUS benefits, in respect of which £423,019 had been disclosed in the 2007 Annual Report on Directors’ Remuneration based on the Cash Equivalent Transfer Value methodology of valuing pensions applicable at the time.
[3]	A gross cash payment of £6,444,041 was made in lieu of any future entitlement to ICETUS benefits, in respect of which £3,057,744 had been disclosed in the 2004 Annual Report on Directors’ Remuneration based on the Cash Equivalent Transfer Value methodology of valuing pensions applicable at the time.

Share options

In 2013, the gain before tax, made by Richard Solomons on the exercise of options was £4,663,884.

Single total figure of remuneration: Non-Executive Directors (audited information)

			Fees (£000)		Taxable benefits[2] (£000)		Total (£000)
Non-Executive Director	Committee appointments[1]	Date of original appointment	2014	2013	2014	2013	2014	2013
Patrick Cescau		1 January 2013	412	400	15	14	427	414
Ian Dyson[3]		1 September 2013	88	23	2	1	90	24
Jo Harlow[4]		1 September 2014	23	n/a	0	n/a	23	n/a
David Kappler[5]		21 June 2004	47	109	1	2	48	111
Jennifer Laing		25 August 2005	83	80	3	2	86	82
Jonathan Linen[6]		1 December 2005	71	69	81	90	152	159
Jill McDonald[7]		1 June 2013	71	40	2	3	73	43
Luke Mayhew		1 July 2011	94	91	3	2	97	93
Dale Morrison[8]		1 June 2011	84	69	22	22	106	91
Ying Yeh		1 December 2007	71	69	72	72	143	141

[1]	See page 57 for Board Committee membership key.
[2]	Benefits include taxable travel and accommodation expenses to attend Board meetings away from home location; under concessionary HM Revenue & Customs rules, non-UK based Non-Executive Directors are not subject to tax on travel expenses for the first five years. This is reflected in the taxable benefits figures for Jonathan Linen, Dale Morrison and Ying Yeh.
[3]	Ian Dyson was appointed as a Non-Executive Director on 1 September 2013 and became Chairman of the Audit Committee on 1 April 2014. His fee increased accordingly from that date.
[4]	Jo Harlow was appointed as a Non-Executive Director on 1 September 2014. Her fee was pro-rated accordingly from her start date.
[5]	David Kappler retired as a Non-Executive Director on 31 May 2014.
[6]	Jonathan Linen retired as a Non-Executive Director on 31 December 2014.
[7]	Jill McDonald was appointed as a Non-Executive Director on 1 June 2013. Her fee was pro-rated accordingly from her start date.
[8]	Dale Morrison became Senior Independent Non-Executive Director with effect from 31 May 2014 and his fee increased accordingly from that date.

Implementation of Directors’ Remuneration Policy in 2015

This section explains how the DR Policy will be applied in 2015. It is subject to an advisory vote by shareholders at the 2015 AGM.

Salary: Executive Directors

Directors’ salaries are agreed annually in line with the DR Policy. The following salaries will apply from 1 April 2015:

Executive Director	% increase	2015 £	2015 $	2014 £	2014 $
Richard Solomons	3.5	792,000		765,000
Paul Edgecliffe-Johnson[1]	9.5	460,000		420,000
Kirk Kinsell[2]	n/a		n/a		793,500
Tracy Robbins	2.5	448,000		437,000

[1]	Paul Edgecliffe-Johnson was appointed to the Board and the role of Group Chief Financial Officer effective as of 1 January 2014. In line with the DR Policy for newly appointed or promoted Executive Directors, he was appointed on a salary set below benchmark policy level and, following strong performance in his first year in role, an increase higher than that of the corporate UK and US employee population has been agreed by the Remuneration Committee for 2015.
[2]	Kirk Kinsell was paid in US dollars and his annual salary for 2014 is shown in US dollars above. The equivalent sterling value calculated using an exchange rate of $1=£0.61 is £484,035. Mr Kinsell left the Board and IHG on 13 February 2015.

The overall budget for salary increases for 2015 for UK and US corporate employees is 3.0% and 3.5% respectively.

APP and LTIP performance measures and targets

The performance measures and targets for the 2015 APP and the 2015/17 LTIP cycle are the same as for the 2014 APP and the 2014/16 LTIP cycle respectively.

The actual targets under the performance measures for the APP for 2015 are not disclosed at this stage, as they are, in the opinion of the Directors, commercially sensitive. Disclosure would risk providing IHG’s major competitors with an unfair advantage as these companies are either unlisted or listed on a stock exchange other than the London Stock Exchange and therefore not subject to the same obligation to disclose incentive plan targets. We will consider during 2015 what further transparency we can provide shareholders without disadvantaging the business.

A clawback provision will be introduced in respect of the 2015 APP cash awards and 2015/17 LTIP cycle awards made to Executive Directors. The clawback provision will apply for three years from the date of payment (for the APP cash award) and the date of vesting (for the LTIP award). Clawback may be operated in the event of gross misconduct on the part of the employee and/or material misstatement in Company or Group financial statements.

These new provisions apply in addition to the existing malus provisions on the LTIP and APP deferred awards that provide for unvested awards to be reduced at the discretion of the Remuneration Committee in circumstances including:

•	discovery of a material misstatement or restatement in the Company’s or any Group Company’s audited financial accounts (other than as a result of a change in accounting practice) for a period that was wholly or partly before the end of the performance period by reference to which the APP cash award was determined; and/or

•	action or conduct of a participant that, in the reasonable opinion of the Committee, amounts to fraud or gross misconduct that causes significant damage or potential damage to IHG’s prospects, finances or brand reputation.

Fees: Non-Executive Directors

Non-Executive Directors’ fees are reviewed and agreed annually in line with the DR Policy.

Patrick Cescau waived any fee increase for 2015. The following annual fee levels will apply from 1 January 2015:

Non-Executive Director	Role	2015 £	2014 £
Patrick Cescau	Chairman of the Board	412,000	412,000
Ian Dyson[1]	Chairman of Audit Committee	96,550	93,750
Jo Harlow[2]	Non-Executive Director	72,600	68,500
David Kappler[1]	Senior Independent Non-Executive Director and Chairman of Audit Committee	n/a	111,750
Jennifer Laing	Chairman of Corporate Responsibility Committee	85,000	82,500
Jonathan Linen[3]	Non-Executive Director	n/a	70,500
Jill McDonald	Non-Executive Director	72,600	70,500
Luke Mayhew	Chairman of Remuneration Committee	96,550	93,750
Dale Morrison[1]	Senior Independent Non-Executive Director	96,550	93,750
Ying Yeh	Non-Executive Director	72,600	70,500

[1]	David Kappler stepped down as Chairman of the Audit Committee on 1 April 2014, succeeded by Ian Dyson, and retired as Senior Independent Non-Executive Director on 31 May 2014, succeeded by Dale Morrisson.
[2]	Jo Harlow was appointed as Non-Executive Director effective as of 1 September 2014. Her % salary increase for 2015 brings her remuneration in line with the other Non-Executive Directors with similar roles.
[3]	Jonathan Linen retired as a Non-Executive Director on 31 December 2014.

Luke Mayhew, Remuneration Committee Chairman

16 February 2015

IHG Annual Report and Form 20-F 2014

Group Financial Statements

94	Statement of Directors’ Responsibilities
99	Independent Auditor’s US Report
100	Group Financial Statements
100	Group income statement
101	Group statement of comprehensive income
102	Group statement of changes in equity
105	Group statement of financial position
106	Group statement of cash flows
107	Accounting policies
114	Notes to the Group Financial Statements

Book

‘Guest Journey’ – Step three

•	The Book phase of the ‘Guest Journey’ involves guests actually making a reservation.

•	They can do this using a variety of methods; both direct (through digital and voice) and indirect (through online travel intermediaries, and business and leisure travel agents).

92

IHG Annual Report and Form 20-F 2014

Statement of Directors’ Responsibilities

Financial Statements and accounting records

The Directors are required to prepare financial statements for the Company and the Group at the end of each financial year in accordance with all applicable laws and regulations. Under company law the Directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the profit or loss of the Group for that period. In preparing these Financial Statements, the Directors are required to:

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

Disclosure and Transparency Rules

The Board confirms that to the best of its knowledge:

•	the Financial Statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group taken as a whole; and

•	the Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

UK Corporate Governance Code

Having taken advice from the Audit Committee, the Board considers that this Annual Report and Form 20-F, taken as a whole is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

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

Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2014 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Based on this assessment, management has concluded that as at 31 December 2014 the Group’s internal control over financial reporting was effective.

During the period covered by this document the Group transitioned from the 1992 to the 2013 Internal Control-Integrated Framework criteria issued by COSO. There were no other changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 December 2014, together with the Group’s Consolidated Financial Statements, were audited by Ernst & Young LLP, an independent registered public accounting firm. Their report on internal control over financial reporting can be found on page 99.

For and on behalf of the Board

Richard Solomons	Paul Edgecliffe-Johnson
Chief Executive Officer	Chief Financial Officer
16 February 2015	16 February 2015

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG Annual Report and Form 20-F 2014

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

96

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

97

IHG Annual Report and Form 20-F 2014

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Independent Auditor’s US Report

Report of independent registered public accounting firm on internal control over financial reporting

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC.

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). InterContinental Hotels Group PLC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Annual Report and Form 20-F 2014. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, InterContinental Hotels Group PLC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying Group statement of financial position of InterContinental Hotels Group PLC as of 31 December 2014 and 2013, and the related Group income statement, Group statement of comprehensive income, Group statement of changes in equity and Group statement of cash flows for each of the three years in the period ended 31 December 2014, and our report dated 16 February 2015 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England

16 February 2015

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC.

We have audited the accompanying Group statement of financial position of InterContinental Hotels Group PLC as of 31 December 2014 and 2013, and the related Group income statement, Group statement of comprehensive income, Group statement of changes in equity and Group statement of cash flows for each of the three years in the period ended 31 December 2014. These Financial Statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

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

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at 31 December 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), InterContinental Hotels Group PLC’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated 16 February 2015 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England

16 February 2015

Notes:

1.	The maintenance and integrity of the InterContinental Hotels Group PLC website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Financial Statements since they were initially presented on the website.

2.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

IHG Annual Report and Form 20-F 2014

Group Financial Statements

Group income statement

For the year ended 31 December 2014		2014			2013			2012
		Before	Exceptional		Before	Exceptional		Before	Exceptional
		exceptional	items		exceptional	items		exceptional	items
		items	(note 5)	Total	items	(note 5)	Total	items	(note 5)	Total
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	2	1,858	–	1,858	1,903	–	1,903	1,835	–	1,835
Cost of sales		(741)	–	(741)	(784)	–	(784)	(772)	–	(772)
Administrative expenses		(382)	(101)	(483)	(374)	(167)	(541)	(372)	(16)	(388)
Share of (losses)/profits of associates and joint ventures	2	(4)	–	(4)	2	6	8	3	–	3
Other operating income and expenses		16	130	146	6	166	172	5	(11)	(6)
		747	29	776	753	5	758	699	(27)	672
Depreciation and amortisation	2	(96)	–	(96)	(85)	–	(85)	(94)	–	(94)
Impairment reversal	2	–	–	–	–	–	–	–	23	23
Operating profit	2	651	29	680	668	5	673	605	(4)	601
Financial income	6	3	–	3	5	–	5	3	–	3
Financial expenses	6	(83)	–	(83)	(78)	–	(78)	(57)	–	(57)
Profit before tax		571	29	600	595	5	600	551	(4)	547
Tax	7	(179)	(29)	(208)	(175)	(51)	(226)	(151)	142	(9)
Profit for the year from continuing operations		392	–	392	420	(46)	374	400	138	538

Attributable to:
Equity holders of the parent		391	–	391	418	(46)	372	399	138	537
Non-controlling interest		1	–	1	2	–	2	1	–	1
		392	–	392	420	(46)	374	400	138	538

Earnings per ordinary share	9
Continuing and total operations:
Basic				158.3¢			140.9¢			187.1¢
Diluted				156.4¢			139.3¢			183.9¢

Notes on pages 107 to 153 form an integral part of these Financial Statements.

Group statement of comprehensive income

For the year ended 31 December 2014	2014 $m	2013 $m	2012 $m
Profit for the year	392	374	538
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets, net of related tax charge of $1m (2013 $nil, 2012 $nil)	11	28	1
Losses relating to cash flow hedges reclassified to financial expenses	–	–	1
Exchange gains/(losses) on retranslation of foreign operations, net of related tax credit of $1m (2013 $2m, 2012 $3m)	42	(35)	24
Exchange losses reclassified to profit on hotel disposal	–	46	–
	53	39	26
Items that will not be reclassified to profit or loss:
Re-measurement (losses)/gains on defined benefit plans, net of related tax credit of $7m (2013 charge of $20m, 2012 credit of $5m)	(18)	20	(10)
Tax related to pension contributions	2	–	18
	(16)	20	8
Total other comprehensive income for the year	37	59	34
Total comprehensive income for the year	429	433	572

Attributable to:
Equity holders of the parent	428	433	571
Non-controlling interest	1	–	1
	429	433	572

Notes on pages 107 to 153 form an integral part of these Financial Statements.

IHG Annual Report and Form 20-F 2014

Group Financial Statements continued

Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2014	189	12	(38)	(2,906)	100	227	2,334	(82)	8	(74)
Profit for the year	–	–	–	–	–	–	391	391	1	392
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	11	–	–	11	–	11
Exchange differences on retranslation of foreign operations	–	–	–	–	–	42	–	42	–	42
	–	–	–	–	11	42	–	53	–	53
Items that will not be reclassified to profit or loss:
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	(18)	(18)	–	(18)
Tax related to pension contributions	–	–	–	–	–	–	2	2	–	2
	–	–	–	–	–	–	(16)	(16)	–	(16)
Total other comprehensive income	–	–	–	–	11	42	(16)	37	–	37
Total comprehensive income for the year	–	–	–	–	11	42	375	428	1	429
Repurchase of shares	–	–	–	–	–	–	(110)	(110)	–	(110)
Transaction costs relating to shareholder returns	–	–	–	–	–	–	(1)	(1)	–	(1)
Purchase of own shares by employee share trusts	–	–	(58)	–	–	–	–	(58)	–	(58)
Release of own shares by employee share trusts	–	–	60	–	–	–	(60)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	28	28	–	28
Tax related to share schemes	–	–	–	–	–	–	12	12	–	12
Equity dividends paid	–	–	–	–	–	–	(942)	(942)	(1)	(943)
Exchange adjustments	(11)	–	1	10	–	–	–	–	–	–
At 31 December 2014	178	12	(35)	(2,896)	111	269	1,636	(725)	8	(717)

All items above are shown net of tax.

Notes on pages 107 to 153 form an integral part of these Financial Statements.

Group statement of changes in equity continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2013	179	11	(48)	(2,901)	72	214	2,781	308	9	317
Profit for the year	–	–	–	–	–	–	372	372	2	374
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	28	–	–	28	–	28
Exchange differences on retranslation of foreign operations	–	–	–	–	–	(33)	–	(33)	(2)	(35)
Exchange losses reclassified to profit on hotel disposal	–	–	–	–	–	46	–	46	–	46
	–	–	–	–	28	13	–	41	(2)	39
Items that will not be reclassified to profit or loss:
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	20	20	–	20
	–	–	–	–	–	–	20	20	–	20
Total other comprehensive income	–	–	–	–	28	13	20	61	(2)	59
Total comprehensive income for the year	–	–	–	–	28	13	392	433	–	433
Issue of ordinary shares	5	–	–	–	–	–	–	5	–	5
Repurchase of shares	–	–	–	–	–	–	(283)	(283)	–	(283)
Purchase of own shares by employee share trusts	–	–	(53)	–	–	–	–	(53)	–	(53)
Release of own shares by employee share trusts	–	–	64	–	–	–	(61)	3	–	3
Equity-settled share-based cost	–	–	–	–	–	–	27	27	–	27
Tax related to share schemes	–	–	–	–	–	–	11	11	–	11
Equity dividends paid	–	–	–	–	–	–	(533)	(533)	(1)	(534)
Exchange adjustments	5	1	(1)	(5)	–	–	–	–	–	–
At 31 December 2013	189	12	(38)	(2,906)	100	227	2,334	(82)	8	(74)

All items above are shown net of tax.

Notes on pages 107 to 153 form an integral part of these Financial Statements.

IHG Annual Report and Form 20-F 2014

Group Financial Statements continued

Group statement of changes in equity continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2012	162	10	(27)	(2,893)	71	189	3,035	547	8	555
Profit for the year	–	–	–	–	–	–	537	537	1	538
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	1	–	–	1	–	1
Losses reclassified to financial expenses on cash flow hedges	–	–	–	–	1	–	–	1	–	1
Exchange differences on retranslation of foreign operations	–	–	–	–	(1)	25	–	24	–	24
	–	–	–	–	1	25	–	26	–	26
Items that will not be reclassified to profit or loss:
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	(10)	(10)	–	(10)
Tax related to pension contributions	–	–	–	–	–	–	18	18	–	18
	–	–	–	–	–	–	8	8	–	8
Total other comprehensive income	–	–	–	–	1	25	8	34	–	34
Total comprehensive income for the year	–	–	–	–	1	25	545	571	1	572
Issue of ordinary shares	10	–	–	–	–	–	–	10	–	10
Repurchase of shares	(1)	–	–	–	–	–	(106)	(107)	–	(107)
Transfer to capital redemption reserve	–	1	–	–	–	–	(1)	–	–	–
Transaction costs relating to shareholder returns	–	–	–	–	–	–	(2)	(2)	–	(2)
Purchase of own shares by employee share trusts	–	–	(84)	–	–	–	–	(84)	–	(84)
Release of own shares by employee share trusts	–	–	63	–	–	–	(63)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	27	27	–	27
Tax related to share schemes	–	–	–	–	–	–	20	20	–	20
Equity dividends paid	–	–	–	–	–	–	(679)	(679)	–	(679)
Share of reserve in equity accounted investment	–	–	–	–	–	–	5	5	–	5
Exchange adjustments	8	–	–	(8)	–	–	–	–	–	–
At 31 December 2012	179	11	(48)	(2,901)	72	214	2,781	308	9	317

All items above are shown net of tax.

Notes on pages 107 to 153 form an integral part of these Financial Statements.

Group statement of financial position

31 December 2014	Note	2014 $m	2013 (restated1) $m	2012 (restated1) $m
ASSETS
Property, plant and equipment	10	741	1,169	1,056
Goodwill	12	74	80	93
Intangible assets	13	569	438	354
Investment in associates and joint ventures	14	116	85	84
Trade and other receivables	16	3	–	–
Retirement benefit assets	25	8	7	99
Other financial assets	15	252	236	155
Non-current tax receivable		34	16	24
Deferred tax assets	7	87	108	204
Total non-current assets		1,884	2,139	2,069
Inventories		3	4	4
Trade and other receivables	16	448	423	422
Current tax receivable		4	12	31
Derivative financial instruments	22	2	1	2
Other financial assets	15	5	12	6
Cash and cash equivalents	17	162	248	387
Total current assets		624	700	852
Assets classified as held for sale	11	310	228	534
Total assets	2	2,818	3,067	3,455
LIABILITIES
Loans and other borrowings	21	(126)	(130)	(208)
Trade and other payables	18	(769)	(748)	(709)
Provisions	19	(1)	(3)	(1)
Current tax payable		(47)	(47)	(54)
Total current liabilities		(943)	(928)	(972)
Loans and other borrowings	21	(1,569)	(1,269)	(1,242)
Derivative financial instruments	22	–	(11)	(19)
Retirement benefit obligations	25	(146)	(184)	(187)
Trade and other payables	18	(627)	(574)	(563)
Provisions	19	(9)	–	(1)
Deferred tax liabilities	7	(147)	(175)	(93)
Total non-current liabilities		(2,498)	(2,213)	(2,105)
Liabilities classified as held for sale	11	(94)	–	(61)
Total liabilities	2	(3,535)	(3,141)	(3,138)
Net (liabilities)/assets		(717)	(74)	317
EQUITY
Equity share capital	27	178	189	179
Capital redemption reserve	27	12	12	11
Shares held by employee share trusts	27	(35)	(38)	(48)
Other reserves	27	(2,896)	(2,906)	(2,901)
Unrealised gains and losses reserve	27	111	100	72
Currency translation reserve	27	269	227	214
Retained earnings		1,636	2,334	2,781
IHG shareholders’ equity		(725)	(82)	308
Non-controlling interest	27	8	8	9
Total equity		(717)	(74)	317

[1]	Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.

Signed on behalf of the Board

Paul Edgecliffe-Johnson

16 February 2015

Notes on pages 107 to 153 form an integral part of these Financial Statements.

IHG Annual Report and Form 20-F 2014

Group Financial Statements continued

Group statement of cash flows

For the year ended 31 December 2014	Note	2014 $m	2013 $m	2012 $m
Profit for the year		392	374	538
Adjustments for:
Net financial expenses		80	73	54
Income tax charge	7	208	226	9
Depreciation and amortisation		96	85	94
Impairment reversal	5	–	–	(23)
Other exceptional operating items		(29)	(5)	27
Equity-settled share-based cost	26	21	22	22
Dividends from associates and joint ventures	14	2	5	1
Other items		4	2	(3)
Operating cash flow before movements in working capital		774	782	719
Increase in trade and other receivables		(18)	(9)	(50)
Net change in loyalty programme liability and System Fund surplus	32	58	61	57
Increase in other trade and other payables		61	8	26
Utilisation of provisions	19	(2)	(3)	(12)
Retirement benefit contributions, net of costs		(6)	(18)	(95)
Cash flows relating to exceptional operating items		(114)	(33)	(6)
Cash flow from operations		753	788	639
Interest paid		(76)	(74)	(50)
Interest received		2	2	2
Tax paid on operating activities	7	(136)	(92)	(119)
Net cash from operating activities		543	624	472
Cash flow from investing activities
Purchase of property, plant and equipment		(84)	(159)	(44)
Purchase of intangible assets		(162)	(86)	(84)
Investment in other financial assets		(5)	(154)	(2)
Investment in associates and joint ventures		(15)	(10)	(3)
Loan advances to associates and joint ventures		(3)	–	–
Capitalised interest paid		(2)	–	–
Disposal of hotel assets, net of costs	11	345	460	4
Proceeds from other financial assets		49	109	4
Distribution from associate on sale of hotel		–	17	–
Proceeds from other associates and joint ventures		–	3	–
Tax paid on disposals	7	–	(5)	(3)
Net cash from investing activities		123	175	(128)
Cash flow from financing activities
Proceeds from the issue of share capital		–	5	10
Purchase of own shares		(110)	(283)	(107)
Purchase of own shares by employee share trusts		(68)	(44)	(84)
Dividends paid to shareholders	8	(942)	(533)	(679)
Dividend paid to non-controlling interests		(1)	(1)	–
Transaction costs relating to shareholder returns		(1)	–	(2)
Issue of long-term bonds		–	–	632
Increase/(decrease) in other borrowings		382	(1)	(99)
Close-out of currency swaps		4	–	–
Net cash from financing activities		(736)	(857)	(329)
Net movement in cash and cash equivalents in the year		(70)	(58)	15
Cash and cash equivalents at beginning of the year	17	134	195	182
Exchange rate effects		(9)	(3)	(2)
Cash and cash equivalents at end of the year	17	55	134	195

Notes on pages 107 to 153 form an integral part of these Financial Statements.

Accounting policies

General information

This document constitutes the Annual Report and Financial Statements in accordance with UK Listing Rules requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934. Prior to 2013 the Group issued separate documents.

The Consolidated Financial Statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2014 were authorised for issue in accordance with a resolution of the Directors on 16 February 2015. InterContinental Hotels Group PLC (the Company) is incorporated and domiciled in Great Britain and registered in England and Wales.

Changes in accounting policies

With effect from 1 January 2014, the Group has adopted ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32). The amendments clarify that to offset financial assets and financial liabilities, the Group’s right of offset must be legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the Group and all of the counterparties. Following a detailed review of the Group’s cash pooling arrangements which have previously been presented net within cash and cash equivalents (see note 17), management have determined that the right of offset is not enforceable in all of the above circumstances. As a result, the overdrafts within the cash pools are now presented as current loans and other borrowings. The amendments to IAS 32 are applicable retrospectively, requiring the restatement of prior year comparatives and the presentation of a third statement of financial position as at 31 December 2012 as required by IAS 1 ‘Presentation of Financial Statements’. The adoption of the amendments to IAS 32 increases cash and cash equivalents and current loans and other borrowings by $107m in 2014 (2013 $114m, 2012 $192m) but has no impact on the net financial position of the Group nor the reporting of net debt. Cash and cash equivalents presented in the Group statement of cash flows continue to be presented net of overdrafts as permitted by IAS 7 ‘Statement of Cash Flows’.

In addition, with effect from 1 January 2014, the Group has adopted Amendment to IAS 36 ‘Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets’, Amendment to IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting’ and IFRIC 21 ‘Levies’. The adoption of these amendments to standards and interpretations has had no material impact on the Group’s financial performance or position and there has been no requirement to restate prior year comparatives.

Summary of significant accounting policies

Basis of preparation

The Consolidated Financial Statements of IHG have been prepared on a going concern basis and under the historical cost convention, except for available-for-sale equity securities and derivatives which are measured at fair value. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and in accordance with IFRS as adopted by the European Union (EU) and as applied in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Consolidated Financial Statements for the years presented.

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

The functional currency of the parent company remains sterling since this is a non-trading holding company located in the United Kingdom that has sterling denominated share capital and whose primary activity is the payment and receipt of sterling dividends and of interest on sterling denominated external borrowings and inter-company balances.

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

The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement, through the deferral of salary with matching company contributions. Employees can draw down on the plan in certain limited circumstances during employment. The assets of the plan are held in a company-owned trust which is not consolidated as the relevant activity of the trust, being the investment of the funds in the trust, is directed by the participating employees of the plan and the company has no exposure to the gains and losses resulting from those investment decisions. The assets of the trust are held solely for the benefit of the participating employees and to pay plan expenses, other than in the case of a company insolvency in which case they can be claimed by the general creditors of the company. At 31 December 2014, the trust had assets with a fair value of $148m (2013 $135m).

IHG Annual Report and Form 20-F 2014

Accounting policies continued

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

Property, plant and equipment are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Assets that do not generate independent cash flows are combined into cash-generating units. If carrying values exceed their estimated recoverable amount, the assets or cash-generating units are written down to the recoverable amount. Recoverable amount is the greater of fair value less costs of disposal and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses, and any subsequent reversals, are recognised in the income statement.

On adoption of IFRS, the Group retained previous revaluations of property, plant and equipment which are included at deemed cost as permitted by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’.

Goodwill

Goodwill arises on consolidation and is recorded at cost, being the excess of the cost of acquisition over the fair value at the date of acquisition of the Group’s share of identifiable assets, liabilities and contingent liabilities. Transaction costs are expensed and are not included in the cost of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

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

Management contracts

When assets are sold and a purchaser enters into a franchise or management contract with the Group, the Group capitalises as part of the gain or loss on disposal an estimate of the fair value of the contract entered into. The value of management contracts is amortised on a straight-line basis over the life of the contract including any extension periods at IHG’s option up to a maximum of 50 years.

Other intangible assets

Amounts paid to hotel owners to secure management contracts and franchise agreements are capitalised and amortised on a straight-line basis over their estimated useful lives up to a maximum of 50 years. In prior years this has been determined to be the shorter of the contracted period and 10 years. Following a detailed review in early 2014 and based on the Group’s experience of the actual contractual periods secured by these payments, the estimate of useful life has been re-assessed to comprise the full contract term, which is also consistent with the stated policy of other companies in the hotel industry. This revision to the estimate of expected useful lives has been applied prospectively in accordance with IAS 38 and results in the following (decrease)/ increase in the original amortisation profile of assets capitalised at 1 January 2014: 2014 $(5)m, 2015 $(5)m, 2016 $(4)m, 2017 $(3)m, 2018 and after $17m in total.

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

Associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control or joint control over those policies.

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

Trade receivables

Trade receivables are recorded at their original amount less provision for impairment. It is the Group’s policy to provide for 100% of the previous month’s aged receivables balances which are more than 180 days past due. Adjustments to the policy may be made due to specific or exceptional circumstances. The carrying amount of the receivable is reduced through the use of a provision account and movements in the provision are recognised in the income statement within cost of sales. When a previously provided trade receivable is uncollectable, it is written off against the provision.

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

Financial liabilities

Financial liabilities are measured at amortised cost using the effective interest rate method. A financial liability is derecognised when the obligation under the liability expires, is discharged or is cancelled.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the Group statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis or to realise the assets and settle the liabilities simultaneously. To meet this criteria, the right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances: the normal course of business, the event of default and the event of insolvency or bankruptcy of the Group and all of the counterparties.

IHG Annual Report and Form 20-F 2014

Accounting policies continued

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

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that a payment will be made and a reliable estimate of the amount payable can be made. If the effect of the time value of money is material, the provision is discounted using a current pre-tax discount rate that reflects the risks specific to the liability.

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

The service cost of providing pension benefits to employees, together with the net interest expense or income for the year, is charged to the income statement within ‘administration expenses’. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability, after any asset restriction. Past service costs and gains, which are the change in the present value of the defined benefit obligation for employee service in prior periods resulting from plan amendments, are recognised immediately the plan amendment occurs. Settlement gains and losses, being the difference between the settlement cost and the present value of the defined benefit obligations being settled, are recognised when the settlement occurs.

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

Revenue is recorded (excluding VAT and similar taxes) net of discounts. The following is a description of the composition of revenues of the Group:

Franchise fees – received in connection with the licence of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of rooms revenue. Revenue is recognised when the fee is earned in accordance with the terms of the contract.

Management fees – earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, generally a percentage of hotel revenue, which is recognised when earned in accordance with the terms of the contract and an incentive fee, generally based on the hotel’s profitability or cash flows and recognised when the related performance criteria are met under the terms of the contract.

Owned and leased – primarily derived from hotel operations, including the rental of rooms and food and beverage sales from owned and leased hotels operated under the Group’s brand names. Revenue is recognised when rooms are occupied and food and beverages are sold.

Franchise fees and management fees include liquidated damages received from the early termination of contracts.

Other revenues are recognised when earned in accordance with the terms of the contract.

Government grants

Government grants are recognised in the period to which they relate when there is reasonable assurance that the grant will be received and that the Group will comply with the attached conditions. Government grants are recognised within other operating income and expenses in the Group income statement.

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

IHG Annual Report and Form 20-F 2014

Accounting policies continued

Fair value measurement

The Group measures available-for-sale equity securities and derivatives at fair value on a recurring basis and other assets when impaired by reference to fair value less costs of disposal. Additionally, the fair value of other financial assets and liabilities require disclosure.

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

Further disclosures on the particular valuation techniques used by the Group are provided in note 23.

For impairment testing purposes and where significant assets (such as property) are valued by reference to fair value less costs of disposal, an external valuation will normally be obtained using professional valuers who have appropriate market knowledge, reputation and independence.

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

Critical accounting policies and the use of judgements, estimates and assumptions

In determining and applying the Group’s accounting policies, management are required to make judgements, estimates and assumptions. An accounting policy is considered to be critical if its selection or application could materially affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management consider accounting for the System Fund to be a critical judgement and that critical estimates and assumptions are used in impairment testing and for measuring the loyalty programme liability, tax assets and liabilities, and litigation provisions, as discussed in further detail below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances. Actual results could differ under different policies, judgements, estimates and assumptions or due to unforeseen circumstances.

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

Further information on the Fund is included in note 32.

Loyalty programme – the hotel loyalty programme, IHG Rewards Club, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and redeem points at a later date for free accommodation or other benefits. The future redemption liability is calculated by multiplying the number of points expected to be redeemed by the redemption cost per point. On an annual basis the Group engages an external actuary who uses statistical formulas to assist in the estimate of the number of points that will never be redeemed (‘breakage’). Actuarial gains and losses on the future redemption liability are borne by the System Fund and any resulting changes in the liability would correspondingly adjust the amount of short-term timing surpluses and deficits held in the Group statement of financial position. The future redemption liability, which is included in trade and other payables, was $725m at 31 December 2014. Based on the conditions existing at the balance sheet date, a 1% decrease in the breakage estimate would increase this liability by approximately $7m.

Impairment testing – intangible assets, property, plant and equipment are tested for impairment when events or circumstances indicate that their carrying value may not be recoverable. Goodwill is subject to an impairment test on an annual basis or more frequently if there are indicators of impairment. Assets that do not generate independent cash flows are combined into cash-generating units.

The impairment testing of individual assets or cash-generating units requires an assessment of the recoverable amount of the asset or cash-generating unit. If the carrying value of the asset or cash-generating unit exceeds its estimated recoverable amount, the asset or cash-generating unit is written down to its recoverable amount. Recoverable amount is the greater of fair value less costs of disposal and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that is based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the cash-generating unit or asset being tested. The outcome of such an assessment is subjective, and the result sensitive to the assumed future cash flows to be generated by the cash-generating units or assets and discount rates applied in calculating the value in use.

At 31 December 2014, the Group had intangible assets of $569m and property, plant and equipment of $741m, none of which were subject to an impairment charge during the year. In respect of those assets requiring an impairment test and depending on how recoverable amount was assessed, a 10% reduction in fair value or estimated future cash flows would have resulted in an impairment loss of $7m.

Information on impairment testing of goodwill, which had a net book value of $74m at 31 December 2014, is included in note 12.

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

Exceptional tax charges and credits arose in 2013 and 2012 as explained in note 7.

Litigation – from time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. A provision for litigation is made when it is considered probable that a payment will be made and the amount of the loss can be reasonably estimated. Significant judgement is made when evaluating, amongst other factors, the probability of unfavourable outcome and the ability to make a reasonable estimate of the amount of potential loss. Litigation provisions are reviewed at each accounting period and revisions made for changes in facts and circumstances.

New standards issued but not effective

The new and amended accounting standards discussed below are those which are expected to be relevant to the Group’s financial statements.

From 1 January 2015, the Group will apply the amendments to existing standards arising from the 2010-2012 and 2011-2013 annual improvements cycles.

From 1 January 2016, the Group will apply Amendments to IAS 16 and IAS 38 ‘Clarification of Acceptable Methods of Depreciation and Amortisation’ and Amendments to IFRS 11 ‘Accounting for Acquisition of Interests in Joint Operations’.

The above amendments are not expected to have a material impact on the Group’s reported performance or financial position.

IFRS 15 ‘Revenue from Contracts with Customers’ introduces a new five-step approach to measuring and recognising revenue and is effective from 1 January 2017.

IFRS 9 ‘Financial Instruments’ was issued as a final standard in July 2014 and is effective from 1 January 2018. The standard introduces new requirements for classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

The Group is currently assessing the impacts of IFRS 15 and IFRS 9 and plans to adopt both standards on the required effective dates.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements

1. Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1=£0.61 (2013 $1=£0.64, 2012 $1=£0.63). In the case of the euro, the translation rate is $1=€0.75 (2013 $1=€0.75, 2012 $1=€0.78).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.64 (2013 $1=£0.60, 2012 $1=£0.62). In the case of the euro, the translation rate is $1=€0.82 (2013 $1=€0.73, 2012 $1=€0.76).

2. Segmental information

The management of the Group’s operations, excluding Central functions, is organised within four geographical regions:

•	Americas;

•	Europe;

•	Asia, Middle East and Africa (AMEA); and

•	Greater China.

These, together with Central functions, comprise the Group’s five reportable segments. No operating segments have been aggregated to form these reportable segments.

Central functions include costs of global functions including technology, sales and marketing, finance, human resources and corporate services; central revenue arises principally from technology fee income. Central liabilities include the loyalty programme liability and the cumulative short-term System Fund surplus.

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

Year ended 31 December 2014	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	630	104	16	4	–	754
Managed	103	159	187	99	–	548
Owned and leased	138	111	39	139	–	427
Central	–	–	–	–	129	129
	871	374	242	242	129	1,858

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	544	78	12	5	–	639
Managed	47	30	88	63	–	228
Owned and leased	18	14	3	42	–	77
Regional and central	(65)	(33)	(19)	(21)	(155)	(293)
Reportable segments’ operating profit	544	89	84	89	(155)	651
Exceptional operating items (note 5)	110	(56)	–	–	(25)	29
Operating profit	654	33	84	89	(180)	680

						Group $m
Reportable segments’ operating profit						651
Exceptional operating items (note 5)						29
Operating profit						680
Net finance costs						(80)
Profit before tax						600
Tax						(208)
Profit for the year						392

All items above relate to continuing operations.

2. Segmental information continued

31 December 2014	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Assets and liabilities
Segment assets	919	316	244	394	346	2,219
Assets classified as held for sale	–	310	–	–	–	310
	919	626	244	394	346	2,529
Unallocated assets:
Non-current tax receivable						34
Deferred tax assets						87
Current tax receivable						4
Derivative financial instruments						2
Cash and cash equivalents						162
Total assets						2,818

Segment liabilities	(430)	(199)	(61)	(66)	(796)	(1,552)
Liabilities classified as held for sale	–	(94)	–	–	–	(94)
	(430)	(293)	(61)	(66)	(796)	(1,646)
Unallocated liabilities:
Current tax payable						(47)
Deferred tax liabilities						(147)
Loans and other borrowings						(1,695)
Total liabilities						(3,535)

Year ended 31 December 2014	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure (see below)	75	37	11	6	123	252
Non-cash items:
Depreciation and amortisation[1]	22	18	8	15	33	96
Share-based payments cost	–	–	–	–	21	21
Share of losses/(profits) of associates and joint ventures	6	–	(2)	–	–	4
[1] Included in the $96m of depreciation and amortisation is $41m relating to administrative expenses and $55m relating to cost of sales.

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Reconciliation of capital expenditure
Capital expenditure per management reporting	75	37	11	6	123	252
Management contracts acquired on disposal of hotels	50	–	–	–	–	50
Capital contributions to associates	15	–	–	–	–	15
Other financial assets relating to deferred consideration on disposals	27	25	–	–	–	52
Timing differences	–	–	–	(1)	–	(1)
Additions per the Financial Statements	167	62	11	5	123	368

Comprising additions to:
Property, plant and equipment	45	12	2	5	15	79
Assets classified as held for sale	1	3	–	–	–	4
Intangible assets	78	22	5	–	108	213
Investment in associates and joint ventures	15	–	–	–	–	15
Other financial assets	28	25	4	–	–	57
	167	62	11	5	123	368

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued 2. Segmental information continued

Year ended 31 December 2013	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	576	104	16	3	–	699
Managed	128	156	170	92	–	546
Owned and leased	212	140	44	141	–	537
Central	–	–	–	–	121	121
	916	400	230	236	121	1,903

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	499	79	12	5	–	595
Managed	74	30	92	51	–	247
Owned and leased	30	30	4	47	–	111
Regional and central	(53)	(34)	(22)	(21)	(155)	(285)
Reportable segments’ operating profit	550	105	86	82	(155)	668
Exceptional operating items (note 5)	6	19	–	(10)	(10)	5
Operating profit	556	124	86	72	(165)	673

						Group $m
Reportable segments’ operating profit						668
Exceptional operating items (note 5)						5
Operating profit						673
Net finance costs						(73)
Profit before tax						600
Tax						(226)
Profit for the year						374

All items above relate to continuing operations.

2. Segmental information continued

31 December 2013	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group (restated1) $m
Assets and liabilities
Segment assets	851	654	253	392	304	2,454
Assets classified as held for sale	228	–	–	–	–	228
	1,079	654	253	392	304	2,682
Unallocated assets:
Non-current tax receivable						16
Deferred tax assets						108
Current tax receivable						12
Derivative financial instruments						1
Cash and cash equivalents						248
Total assets						3,067

Segment liabilities	(364)	(286)	(56)	(62)	(741)	(1,509)
Unallocated liabilities:
Current tax payable						(47)
Deferred tax liabilities						(175)
Loans and other borrowings						(1,399)
Derivative financial instruments						(11)
Total liabilities						(3,141)

[1] Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.

Year ended 31 December 2013	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure (see below)	116	37	17	8	91	269
Non-cash items:
Depreciation and amortisation[1]	19	18	10	15	23	85
Share-based payments cost	–	–	–	–	22	22
Share of profits of associates and joint ventures	5	–	3	–	–	8
[1] Included in the $85m of depreciation and amortisation is $34m relating to administrative expenses and $51m relating to cost of sales.

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Reconciliation of capital expenditure
Capital expenditure per management reporting	116	37	17	8	91	269
Management contract acquired on disposal of hotel	–	40	–	–	–	40
Other financial assets relating to pensions	–	48	–	–	92	140
Timing differences	8	–	–	(1)	8	15
Additions per the Financial Statements	124	125	17	7	191	464

Comprising additions to:
Property, plant and equipment	93	22	8	7	20	150
Assets classified as held for sale	5	3	–	–	–	8
Intangible assets	6	45	5	–	79	135
Investment in associates and joint ventures	6	–	4	–	–	10
Other financial assets	14	55	–	–	92	161
	124	125	17	7	191	464

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued 2. Segmental information continued

Year ended 31 December 2012	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	541	91	18	3	–	653
Managed	97	147	152	89	–	485
Owned and leased	199	198	48	138	–	583
Central	–	–	–	–	114	114
	837	436	218	230	114	1,835

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	466	65	12	4	–	547
Managed	48	32	90	51	–	221
Owned and leased	24	50	6	45	–	125
Regional and central	(52)	(35)	(20)	(19)	(162)	(288)
Reportable segments’ operating profit	486	112	88	81	(162)	605
Exceptional operating items (note 5)	23	(4)	(5)	–	(18)	(4)
Operating profit	509	108	83	81	(180)	601

						Group $m
Reportable segments’ operating profit						605
Exceptional operating items (note 5)						(4)
Operating profit						601
Net finance costs						(54)
Profit before tax						547
Tax						(9)
Profit for the year						538

All items above relate to continuing operations.

Year ended 31 December 2012	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure	25	19	6	7	76	133
Non-cash items:
Depreciation and amortisation[1]	20	23	14	15	22	94
Reversal of previously recorded impairment	(23)	–	–	–	–	(23)
Write-off of software	–	–	–	–	18	18
Demerger liability released	–	–	–	–	(9)	(9)
Share-based payments cost	–	–	–	–	22	22
Share of profits of associates and joint ventures	–	–	(3)	–	–	(3)

[1]	Included in the $94m of depreciation and amortisation is $31m relating to administrative expenses and $63m relating to cost of sales.

2. Segmental information continued

Geographical information	Year ended 31 December 2014 $m	Year ended 31 December 2013 $m	Year ended 31 December 2012 $m
Revenue
United Kingdom	75	90	152
United States	786	843	769
People’s Republic of China (including Hong Kong)	254	247	238
Rest of World	743	723	676
	1,858	1,903	1,835

For the purposes of the above table, hotel revenue is determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue.

	31 December 2014 $m	31 December 2013 $m
Non-current assets
United Kingdom	136	131
United States	811	705
France	–	342
People’s Republic of China (including Hong Kong)	318	326
Rest of World	238	268
	1,503	1,772

For the purposes of the above table, non-current assets comprise property, plant and equipment, goodwill, intangible assets, investments in associates and joint ventures and trade and other receivables. In addition to the United Kingdom, non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued

3. Staff costs and Directors’ emoluments

	2014 $m	2013 $m	2012 $m
Staff
Costs:
Wages and salaries	577	580	547
Social security costs	42	41	44
Pension and other post-retirement benefits:
Defined benefit plans[1] (note 25)	10	10	13
Defined contribution plans	28	25	22
	657	656	626

[1] Before exceptional items.

	2014	2013	2012
Average number of employees, including part-time employees:
Americas	2,191	2,548	2,552
Europe	1,557	1,602	1,866
Asia, Middle East and Africa	1,451	1,545	1,195
Greater China	1,092	1,083	1,051
Central	1,506	1,401	1,317
	7,797	8,179	7,981

The costs of the above employees are borne by IHG. Of these, 92% were employed on a full-time basis and 8% were employed on a part-time basis.

In addition to the above, the Group has employees who work directly on behalf of the System Fund and whose costs are borne by the Fund as disclosed in note 32. In line with IHG’s business model, IHG also employs 602 (2013 578, 2012 587) General Managers who work in the managed hotels and whose total costs of $142m (2013 $135m, 2012 $132m) are borne by those hotels and, in the US predominantly, there are 11,848 (2013 10,834, 2012 11,053) other hotel workers in the managed hotels who have contracts or letters of service with IHG whose total costs of $449m (2013 $383m, 2012 $437m) are borne by those hotels.

	2014 $m	2013 $m	2012 $m
Directors’ emoluments
Base salaries, fees, performance payments and benefits¹	9.0	8.5	9.7
Pension benefits under defined contribution plans	0.2	0.4	0.2

¹ Excludes ICETUS cash-out payment of £9.4m (see Directors’ Remuneration Report, page 85).

More detailed information on the emoluments, pensions, option holdings and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 76 to 91.

4. Auditor’s remuneration paid to Ernst & Young LLP

	2014 $m	2013 $m	2012 $m
Audit of the Financial Statements	2.4	2.0	2.8
Audit of subsidiaries	2.0	1.4	1.5
Audit-related assurance services	0.2	0.5	1.0
Other assurance services	0.9	1.2	1.4
Tax compliance	0.2	0.2	0.3
Tax advisory	0.3	0.4	0.2
Other non-audit services not covered by the above	0.1	0.1	–
	6.1	5.8	7.2

Audit fees in respect of the pension scheme were not material.

5. Exceptional items

	Note	2014 $m	2013 $m	2012 $m
Exceptional operating items
Administrative expenses:
Venezuelan currency loss	a	(14)	–	–
Pension settlement cost	b	(6)	(147)	–
Reorganisation costs	c	(29)	–	(16)
UK portfolio restructuring	d	(45)	–	–
Kimpton acquisition costs	e	(7)	–	–
Litigation	f	–	(10)	–
Loyalty programme rebranding costs	g	–	(10)	–
		(101)	(167)	(16)
Share of profits of associates and joint ventures:
Share of gain on disposal of a hotel (note 14)		–	6	–

Other operating income and expenses:
Gain/(loss) on disposal of hotels (note 11)		130	166	(2)
Write-off of software	h	–	–	(18)
Demerger liability released	i	–	–	9
		130	166	(11)

Reversals of previously recorded impairment:
Property, plant and equipment	j	–	–	23
		–	–	23
		29	5	(4)

Tax
Tax on exceptional operating items	k	(29)	(6)	1
Exceptional tax	l	–	(45)	141
		(29)	(51)	142

All items above relate to continuing operations.

The above items are treated as exceptional by reason of their size or nature, as further described on page 112.

a	Relates to the introduction of the SICAD II exchange rate on 24 March 2014 and its adoption by the Group. Of the three exchange rate mechanisms that currently exist in Venezuela, SICAD II is the most accessible to the Group for converting its bolivar earnings into US dollars. The exceptional loss arises from the one-off re-measurement of the Group’s bolivar assets and liabilities from the ‘official’ exchange rate ($1=6.3 VEF) to the SICAD II exchange rate (approximately $1=50 VEF). The Group has used the SICAD II exchange rate for translating the results of its Venezuelan operations since 1 April 2014.
b	In 2014, results from a partial cash-out of the UK unfunded pension arrangements and, in 2013, resulted from a buy-in (and subsequent buy-out in 2014) of the Group’s UK funded defined benefit obligations with the insurer, Rothesay Life. See note 25 for further details.
c	In 2014, relates primarily to costs incurred in introducing a new HR operating model across the business to provide enhanced management information and more efficient processes, and to implement more efficient processes and procedures in the Group’s Global Technology infrastructure to help mitigate future cost increases. In 2012, arose from a reorganisation of the Group’s support functions together with a restructuring within the AMEA region.
d	Relates to the costs of securing a restructuring of the UK hotel portfolio which will result in the transfer of 61 managed hotels to franchise contracts.
e	Relates to acquisition transaction costs incurred in the period to 31 December 2014 on the acquisition of Kimpton, which completed on 16 January 2015 (see note 33).
f	Related to an agreed settlement in respect of a lawsuit filed against the Group in the Greater China region.
g	Related to costs incurred in support of the worldwide rebranding of IHG Rewards Club that was announced 1 July 2013.
h	Software disposals in 2012 included an exceptional write-off of $18m resulting from a re-assessment of the ongoing value of elements of the technology infrastructure.
i	Resulted from a release of a liability no longer required which arose on the demerger of the Group from Six Continents PLC.
j	In 2012, a previously recorded impairment charge relating to a North American hotel was reversed in full following a re-assessment of its recoverable amount, based on the market value of the hotel as determined by an independent professional property valuer.
k	In 2014, the charge comprises $56m relating to the disposal of an 80.1% interest in the InterContinental New York Barclay offset by a credit of $27m relating to a restructuring of the UK hotel portfolio and other reorganisation costs.
l	In 2013, comprised a deferred tax charge of $63m consequent on the disposal of the InterContinental London Park Lane hotel, together with charges and credits of $38m and $19m respectively from associated restructurings (including intra-group dividends) and refinancings, offset by the recognition of $37m of previously unrecognised tax credits. In 2012, represented the recognition of $104m of deferred tax assets, principally relating to pre-existing overseas tax losses, whose value had become more certain as a result of a change in law and the resolution of prior period tax matters, together with the associated release of $37m of provisions.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued

6. Finance costs

	2014 $m	2013 $m	2012 $m
Financial income
Interest income on deposits	2	4	2
Unwinding of discount on other financial assets	1	1	1
	3	5	3
Financial expenses
Interest expense on borrowings	66	59	37
Interest rate swaps fair value transferred from equity	–	–	1
Finance charge payable under finance leases	19	19	19
Capitalised interest	(2)	–	–
	83	78	57

Interest income and expense relate to financial assets and liabilities held at amortised cost, calculated using the effective interest rate method.

Included within interest expense is $2m (2013 $2m, 2012 $2m) payable to the IHG Rewards Club loyalty programme relating to interest on the accumulated balance of cash received in advance of the redemption of points awarded.

The rate used for capitalisation of interest was 4.4%.

7. Tax

Tax on profit	Note	2014 $m	2013 $m	2012 $m
Income tax
UK corporation tax at 21.50% (2013 23.25%, 2012 24.50%):
Current period		5	62	21
Benefit of tax reliefs on which no deferred tax previously recognised	a	–	(49)	–
Adjustments in respect of prior periods	b	2	–	(34)
		7	13	(13)
Foreign tax:	c
Current period		156	184	170
Benefit of tax reliefs on which no deferred tax previously recognised		(2)	(42)	(31)
Adjustments in respect of prior periods	b	(26)	(17)	(27)
		128	125	112
Total current tax		135	138	99
Deferred tax:
Origination and reversal of temporary differences		68	122	7
Changes in tax rates		2	(1)	(2)
Adjustments to estimated recoverable deferred tax assets		1	(39)	(105)
Adjustments in respect of prior periods		2	6	10
Total deferred tax		73	88	(90)
Total income tax charge for the year		208	226	9

Further analysed as tax relating to:
Profit before exceptional items		179	175	151
Exceptional items:
Exceptional operating items (note 5)		29	6	(1)
Exceptional tax (note 5)		–	45	(141)
		208	226	9

All items above relate to continuing operations.

a	In 2013, included $45m in respect of the utilisation of unrecognised capital losses against the gain on disposal of the InterContinental London Park Lane hotel.
b	In 2012, included $37m of exceptional credits included within exceptional tax (see note 5) together with other releases relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.
c	Represents corporate income taxes on profit taxable in foreign jurisdictions, a significant proportion of which relates to the Group’s US subsidiaries.

7. Tax continued

	Total[1]			Before exceptional items[2]
	2014%	2013%	2012%	2014%	2013%	2012%
Reconciliation of tax charge, including gain on disposal of assets
UK corporation tax at standard rate	21.5	23.3	24.5	21.5	23.3	24.5
Non-deductible expenditure and non-taxable income	4.9	16.6	2.0	1.0	1.9	1.0
Non-recoverable withholding taxes	0.4	1.2	2.0	0.4	1.2	2.0
Net effect of different rates of tax in overseas businesses	11.5	11.6	7.7	12.8	11.9	7.8
Effect of changes in tax rates	0.3	(0.1)	(0.3)	0.1	(0.1)	(0.1)
Benefit of tax reliefs on which no deferred tax previously recognised	(0.4)	(15.0)	(5.6)	(0.3)	(1.1)	(5.6)
Effect of adjustments to estimated recoverable deferred tax assets	0.2	(6.4)	(19.4)	(0.2)	(4.9)	(0.2)
Adjustment to tax charge in respect of prior periods	(3.7)	(2.2)	(9.8)	(3.9)	(2.1)	(2.5)
Deferred tax provision on unremitted earnings	–	10.5	–	–	–	–
Other	–	(1.8)	0.4	–	(0.6)	0.5
	34.7	37.7	1.5	31.4	29.5	27.4

[1]	Calculated in relation to total profits including exceptional items.
[2]	Calculated in relation to profits excluding exceptional items.

Tax paid

Total net tax paid during the year of $136m (2013 $97m, 2012 $122m) comprises $136m (2013 $92m, 2012 $119m) paid in respect of operating activities and $nil (2013 $5m, 2012 $3m) paid in respect of investing activities.

Tax paid represents an effective rate of 23% (2013 16%, 2012 22%) on total profits and is lower than the effective income statement tax rate of 31% (2013 29%, 2012 27%) primarily due to the impact of deferred taxes (including the realisation of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

Corporation tax liabilities did not arise in 2014 in the UK and are not expected to arise for a number of years thereafter due to expenses and associated tax losses attributable principally to employment matters, in particular additional shortfall contributions made to the UK pension plan in the years 2007 to 2013.

Deferred tax

	Property, plant and equipment $m	Deferred gains on loan notes $m	Deferred gains on investments $m	Losses $m	Employee benefits $m	Intangible assets $m	Undistributed earnings of subsidiaries $m	Other short-term temporary differences[1] $m	Total $m
At 1 January 2013	236	114	–	(215)	(63)	33	–	(155)	(50)
Income statement	1	(8)	–	20	2	2	63	8	88
Statement of comprehensive income	–	–	–	–	24	–	–	–	24
Statement of changes in equity	–	–	–	–	–	–	–	4	4
Exchange and other adjustments	3	1	–	9	–	(1)	3	(14)	1
At 31 December 2013	240	107	–	(186)	(37)	34	66	(157)	67
Income statement	(55)	–	108	17	3	22	(19)	(3)	73
Statement of comprehensive income	–	–	–	–	(8)	–	–	1	(7)
Statement of changes in equity	–	–	–	–	–	–	–	(3)	(3)
Exchange and other adjustments	(11)	(2)	–	15	1	(4)	(3)	–	(4)
At 31 December 2014	174	105	108	(154)	(41)	52	44	(162)	126

[1] Primarily relates to provisions, accruals, amortisation and share-based payments.

								2014 $m	2013 $m
Analysed as:
Deferred tax assets								(87)	(108)
Deferred tax liabilities								147	175
Liabilities held for sale								66	–
								126	67

Deferred gains on loan notes includes $55m (2013 $55m) which is expected to fall due for payment in 2016.

The deferred tax asset recognised in respect of losses of $154m (2013 $186m) includes $50m (2013 $53m) in respect of capital losses available to be utilised against the realisation of capital gains which are recognised as a deferred tax liability and $104m (2013 $133m) in respect of revenue tax losses. Deferred tax assets of $20m (2013 $17m) are recognised in relation to legal entities which suffered a tax loss in the current or preceding period. These assets are recognised based upon future taxable profit forecasts for the entities concerned. Deferred gains on investments represent taxable gains which would crystallise upon a sale of a related joint venture, associate or other equity investment. The balance relates to the Barclay associate described in note 14.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued 7. Tax continued

The Group has unrecognised deferred tax assets as follows:

	2014 $m	2013 $m
Revenue losses	126	127
Capital losses	130	85
Total losses[1]	256	212
Employee benefits	5	16
Other[2]	58	55
Total	319	283

[1]	These may be carried forward indefinitely other than $11m which expires after two years, $1m which expires after six years, $8m which expires after seven years, $1m which expires after eight years and $2m which expires after nine years (2013 $12m which expires after three years and $1m which expires after seven years, $1m which expires after eight years and $9m which expires after nine years).
[2]	Primarily relates to provisions, accruals, amortisation and share-based payments.

These assets have not been recognised as the Group does not currently anticipate being able to offset these against future profits or gains in order to realise any economic benefit in the foreseeable future. However, future benefits may arise as a result of resolving tax uncertainties, or as a consequence of case law and legislative developments which make the value of the assets more certain.

The Group has provided deferred tax in relation to temporary differences associated with post-acquisition undistributed earnings of subsidiaries only to the extent that it is either probable that it will reverse in the foreseeable future or where the Group cannot control the timing of the reversal. The remaining unprovided liability that would arise on the reversal of these temporary differences is not expected to exceed $10m (2013 $10m).

Tax risks, policies and governance

Information concerning the Group’s tax governance can be found in the Taxation section of the Strategic Report on page 49.

8. Dividends and shareholder returns

	2014 cents per share	2013 cents per share	2012 cents per share	2014 $m	2013 $m	2012 $m
Paid during the year:
Final (declared for previous year)	47.0	43.0	39.0	122	115	113
Interim	25.0	23.0	21.0	57	63	61
Special (note 27)	293.0	133.0	172.0	763	355	505
	365.0	199.0	232.0	942	533	679

Proposed (not recognised as a liability at 31 December):
Final	52.0	47.0	43.0	122	121	115

The final dividend of 33.8p (52.0¢ converted at the closing exchange rate on 13 February 2015) is proposed for approval at the Annual General Meeting (AGM) on 8 May 2015 and is payable on the shares in issue at 7 April 2015.

Under the $500m share repurchase programme announced 7 August 2012, in the year to 31 December 2014, 3.4m (2013 9.8m, 2012 4.1m) shares were repurchased for a consideration of $110m (2013 $283m, 2012 $107m), increasing the total amount repurchased to $500m. Of the 3.4m (2013 9.8m, 2012 4.1m) shares repurchased in 2014, 2.7m (2013 9.8m, 2012 nil) are held as treasury shares and 0.7m (2013 nil, 2012 4.1m) were cancelled. The cost of treasury shares has been deducted from retained earnings.

On 2 May 2014, the Company announced a $750m return to shareholders by way of a special dividend and share consolidation. On 30 June 2014, shareholders approved the share consolidation at a General Meeting of the Company on the basis of 12 new ordinary shares of 15 265⁄329p per share for every 13 existing ordinary shares of 14 194⁄329p each, which became effective on 1 July 2014. The special dividend of 293.0¢ per share was paid to shareholders on 14 July 2014.

9. Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

Continuing and total operations	2014	2013	2012
Basic earnings per ordinary share
Profit available for equity holders ($m)	391	372	537
Basic weighted average number of ordinary shares (millions)	247	264	287
Basic earnings per ordinary share (cents)	158.3	140.9	187.1
Diluted earnings per ordinary share
Profit available for equity holders ($m)	391	372	537
Diluted weighted average number of ordinary shares (millions)	250	267	292
Diluted earnings per ordinary share (cents)	156.4	139.3	183.9
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	391	372	537
Adjusting items (note 5):
Exceptional operating items ($m)	(29)	(5)	4
Tax on exceptional operating items ($m)	29	6	(1)
Exceptional tax ($m)	–	45	(141)
Adjusted earnings ($m)	391	418	399
Basic weighted average number of ordinary shares (millions)	247	264	287
Adjusted earnings per ordinary share (cents)	158.3	158.3	139.0
Adjusted diluted earnings per ordinary share
Adjusted earnings ($m)	391	418	399
Diluted weighted average number of ordinary shares (millions)	250	267	292
Adjusted diluted earnings per ordinary share (cents)	156.4	156.6	136.6

	2014 millions	2013 millions	2012 millions
Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	247	264	287
Dilutive potential ordinary shares	3	3	5
	250	267	292

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued

10. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m
Cost
At 1 January 2013	995	824	1,819
Additions	96	54	150
Disposals	(2)	(8)	(10)
Exchange and other adjustments	12	1	13
At 31 December 2013	1,101	871	1,972
Additions	27	52	79
Transfers to non-current assets classified as held for sale	(276)	(171)	(447)
Disposals	(144)	(61)	(205)
Exchange and other adjustments	(8)	(20)	(28)
At 31 December 2014	700	671	1,371
Depreciation and impairment
At 1 January 2013	(146)	(617)	(763)
Provided	(11)	(35)	(46)
System Fund expense	–	(4)	(4)
Disposals	2	8	10
Exchange and other adjustments	(1)	1	–
At 31 December 2013	(156)	(647)	(803)
Provided	(11)	(32)	(43)
System Fund expense	–	(4)	(4)
Transfers to non-current assets classified as held for sale	8	107	115
Disposals	37	58	95
Exchange and other adjustments	–	10	10
At 31 December 2014	(122)	(508)	(630)
Net book value
At 31 December 2014	578	163	741
At 31 December 2013	945	224	1,169
At 1 January 2013	849	207	1,056

The Group’s property, plant and equipment mainly comprises hotels, but also offices, throughout the world. In addition to the hotels included above, there was one hotel (2013 one hotel) classified as held for sale at 31 December 2014 (see note 11). Including the hotels classified as held for sale, 75% (2013 81%) of the net book value relates to the three (2013 four) largest owned and leased hotels (in terms of net book value) of a total of 10 hotels (2013 12 hotels), nine of which are open (2013 nine open). At 31 December 2014, there was one hotel (2013 three hotels) with a net book value of $36m (2013 $70m) which is under construction, not yet in use and therefore not being depreciated.

The carrying value of property, plant and equipment held under finance leases at 31 December 2014 was $186m (2013 $187m).

Including assets classified as held for sale, 40% (2013 55%) of hotel properties by net book value were directly owned, with 22% (2013 39%) held under leases having a term of 50 years or longer.

All impairment charges and reversals are included within impairment on the face of the Group income statement.

There are no charges over the Group’s property, plant and equipment.

The table below analyses the net book value of the Group’s property, plant and equipment by operating segment at 31 December 2014:

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Total $m
Land and buildings	302	–	7	254	15	578
Fixtures, fittings and equipment	40	–	11	44	68	163
	342	–	18	298	83	741

11. Assets sold and held for sale

Assets sold

Principal disposals during the year ended 31 December 2014 were the sale of the InterContinental Mark Hopkins San Francisco on 27 March 2014 and the disposal of an 80.1% interest in the InterContinental New York Barclay on 31 March 2014. The Group’s 19.9% retained interest is accounted for as an associate as described in note 14. Both transactions took place in the Americas region.

During the year ended 31 December 2013, the Group sold one hotel in the Europe region, the InterContinental London Park Lane.

During the year ended 31 December 2012, the Group sold an interest in a hotel in the Europe region.

	2014 $m	2013 $m	2012 $m
Consideration
Current year disposals:
Cash consideration, net of costs paid	345	460	4
Other financial assets¹	52	–	–
Intangible assets – management contracts	50	40	–
Investment in associate	22	–	–
	469	500	4
Net assets disposed:
Property, plant and equipment	(110)	–	(6)
Non-current assets held for sale	(228)	(294)	–
Other financial asset	(5)	–	–
Net current liabilities	4	6	–
	(339)	(288)	(6)
Exchange losses recycled from currency translation reserve	–	(46)	–
Gain/(loss) on disposal of hotels from continuing operations	130	166	(2)

Net cash inflow
Current year disposals:
Cash consideration, net of costs paid	345	460	4
Distribution from associate on sale of hotel	–	17	–
Tax	–	(5)	–
Prior year disposals:
Tax	–	–	(3)
	345	472	1

[1]	Includes $27m deferred consideration subsequently received and included within Proceeds from other financial assets in the Group statement of cash flows.

Assets held for sale

One hotel, the InterContinental Paris – Le Grand, met the held for sale criteria of IFRS 5 at 31 December 2014. More information can be found in the performance section of the Strategic Report on page 34. One hotel, the InterContinental New York Barclay, was held for sale at 31 December 2013.

	2014 $m	2013 $m
Assets and liabilities held for sale
Assets classified as held for sale:
Property, plant and equipment	306	228
Other assets	4	–
	310	228
Liabilities classified as held for sale:
Deferred tax (note 7)	(66)	–
Other liabilities	(28)	–
	(94)	–

IHG Annual Report and Form 20-F 2014

Notes to the Group Financial Statements continued

12. Goodwill

	2014 $m	2013 $m
Cost
At 1 January	221	234
Exchange adjustments	(6)	(13)
At 31 December	215	221
Impairment
At 1 January and 31 December	(141)	(141)
Net book value
At 31 December	74	80
At 1 January	80	93

Goodwill arising on business combinations that occurred before 1 January 2005 was not restated on adoption of IFRS as permitted by IFRS 1.

All cumulative impairment losses relate to the Americas managed cash-generating unit (CGU).

Goodwill has been allocated to CGUs for impairment testing as follows:

		Cost	Net book value
	2014 $m	2013 $m	2014 $m	2013 $m
AMEA franchised and managed operations	74	80	74	80
Americas managed operations	141	141	–	–
	215	221	74	80

Asia, Middle East and Africa (AMEA) goodwill

The Group tests goodwill for impairment annually, or more frequently if there are any indications that an impairment may have arisen. The recoverable amounts of the CGUs are determined from value in use calculations. These calculations use pre-tax cash flow forecasts derived from the most recent financial budgets and strategic plans approved by management covering a five-year period using growth rates based on management’s past experience and industry growth forecasts.

At 31 December 2014, the recoverable amount of the CGU has been assessed based on the approved budget for 2015 and strategic plans covering a five-year period, a perpetual growth rate of 3.5% (2013 3.5%) and a discount rate of 13.7% (2013 15.5%). The perpetual growth rates do not exceed the average long-term growth rates for the relevant markets. Pre-tax discount rates are used to discount the cash flows based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the CGU being tested.

Impairment was not required at either 31 December 2014 or 31 December 2013 and management have determined that the carrying value of the CGU would only exceed its recoverable amount in the event of highly unlikely changes in the key assumptions.

13. Intangible assets

	Software $m	Management contracts $m	Other intangibles $m	Total $m
Cost
At 1 January 2013	325	235	151	711
Additions	79	40	16	135
Disposals	(8)	–	(7)	(15)
Exchange and other adjustments	(1)	2	(1)	–
At 31 December 2013	395	277	159	831
Additions	108	50	55	213
Disposals	(31)	–	(5)	(36)
Exchange and other adjustments	(1)	(17)	(2)	(20)
At 31 December 2014	471	310	207	988
Amortisation and impairment
At 1 January 2013	(163)	(126)	(68)	(357)
Provided	(21)	(7)	(11)	(39)
System Fund expense	(12)	–	–	(12)
Disposals	8	–	7	15
Exchange and other adjustments	(1)	2	(1)	–
At 31 December 2013	(189)	(131)	(73)	(393)
Provided	(33)	(9)	(11)	(53)
System Fund expense	(15)	–	–	(15)
Disposals	31	–	4	35
Exchange and other adjustments	(1)	6	2	7
At 31 December 2014	(207)	(134)	(78)	(419)
Net book value
At 31 December 2014	264	176	129	569
At 31 December 2013	206	146	86	438
At 1 January 2013	162	109	83	354

Substantially all software additions are internally developed.

Additions to management contracts relate to contract values recognised as part of the proceeds for hotels sold (see note 11).

The weighted average remaining amortisation period for management contracts is 30 years (2013 24 years).

IHG Annual Report and Form 20-F 2014

Notes to the Group Financial Statements continued

14. Investment in associates and joint ventures

	Associates $m	Joint ventures $m	Total $m
Cost
At 1 January 2013	59	28	87
Additions	8	2	10
Capital returns	–	(3)	(3)
Share of profits	2	–	2
Dividends	(5)	–	(5)
Exchange and other adjustments	(3)	–	(3)
At 31 December 2013	61	27	88
Initial retained interest in Barclay associate (note 11)	22	–	22
Additions	15	–	15
Share of (losses)/profits	(4)	–	(4)
Dividends	(2)	–	(2)
At 31 December 2014	92	27	119
Impairment
At 1 January 2013, 31 December 2013 and 31 December 2014	(3)	–	(3)
Net book value
At 31 December 2014	89	27	116
At 31 December 2013	58	27	85
At 1 January 2013	56	28	84

Barclay associate

The Group held one material associate investment at 31 December 2014, a 19.9% interest in 111 East 48th Street Holdings, LLC (‘the Barclay associate’) which owns the InterContinental New York Barclay, a hotel managed by the Group. The investment is classified as an associate and equity accounted as the Group has the ability to exercise significant influence through its involvement in the redevelopment of the hotel and certain decision rights.

Summarised financial information in respect of the Barclay associate is set out below:

31 December 2014 $m
Non-current assets	339
Net current assets	2
Non-current liabilities	(182)
Equity	159
Group carrying amount (19.9%)	32

9 months to 31 December 2014 $m
Revenue	24
Loss for the period	(26)
Group’s share of loss for the period (19.9%)	(5)

The Barclay associate classification was effective 31 March 2014.

Other associates and joint ventures

The summarised aggregated financial information for individually immaterial associates and joint ventures is set out below. These are mainly investments in entities that own hotels which the Group manages.

	Associates			Joint ventures			Total
	2014 $m	2013 $m	2012 $m	2014 $m	2013 $m	2012 $m	2014 $m	2013 $m	2012 $m
Share of profit/(loss)
Operating profit/(loss) before exceptional items	1	2	3	–	–	–	1	2	3
Exceptional items	–	6	–	–	–	–	–	6	–
	1	8	3	–	–	–	1	8	3

The exceptional profit in 2013 arose on the sale of a hotel owned by an associate investment that was classified as held for sale at 31 December 2012. Following completion of the sale, the Group received a $17m cash distribution from the associate, being the Group’s share of the net disposal proceeds.

15. Other financial assets

	2014 $m	2013 $m
Equity securities available-for-sale:
Quoted equity shares	16	9
Unquoted equity shares	128	127
	144	136
Loans and receivables:
Trade deposits and loans	43	20
Restricted funds	21	40
Bank accounts pledged as security	49	52
	113	112
Total other financial assets	257	248

Analysed as:
Current	5	12
Non-current	252	236
	257	248

Equity securities available-for-sale are measured at fair value (see note 23) and loans and receivables are held at amortised cost.

Equity securities available-for-sale were denominated in the following currencies: US dollars $94m (2013 $84m), Hong Kong dollars $34m (2013 $27m) and other currencies $16m (2013 $25m). Unlisted equity shares are mainly investments in entities that own hotels which the Group manages. Dividend income from available-for-sale equity securities of $10m (2013 $6m) is reported as other operating income and expenses in the Group income statement.

Trade deposits and loans include a deposit of $37m made in 2011 to a hotel owner in connection with the renegotiation of a management contract. The deposit is non-interest-bearing and repayable at the end of the management contract, and is therefore held at its discounted value of $13m (2013 $12m); the discount unwinds to the income statement within financial income over the period to repayment.

Restricted funds include cash held in bank accounts which is pledged as collateral to insurance companies for risks retained by the Group and other amounts held in escrow.

The bank accounts pledged as security (£31m) are subject to a charge in favour of the members of the UK unfunded pension arrangement (see note 25).

The movement in the provision for impairment of other financial assets during the year is as follows:

	2014 $m	2013 $m
At 1 January	(25)	(26)
Amounts written off	–	1
Exchange and other adjustments	(3)	–
At 31 December	(28)	(25)

The provision is used to record impairment losses unless the Group is satisfied that no recovery of the amount is possible; at that point the amount considered irrecoverable is either written off directly to the income statement or, if previously provided, against the financial asset with no impact on the income statement.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued

16. Trade and other receivables

	2014 $m	2013 $m
Current
Trade receivables	327	336
Other receivables	47	20
Prepayments	63	65
Receivables from associates	11	2
	448	423
Non-current
Loans to associates	3	–

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

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is:

	2014 $m	2013 $m
Americas	221	193
Europe	76	78
Asia, Middle East and Africa	53	53
Greater China	38	34
	388	358

The ageing of trade and other receivables, excluding prepayments, at the end of the reporting period is:

	2014			2013
	Gross $m	Provision $m	Net $m	Gross $m	Provision $m	Net $m
Not past due	275	–	275	236	–	236
Past due 1 to 30 days	57	(3)	54	66	(4)	62
Past due 31 to 180 days	57	(3)	54	57	(3)	54
Past due more than 180 days	46	(41)	5	42	(36)	6
	435	(47)	388	401	(43)	358

The credit risk relating to balances not past due is not deemed to be significant.

The movement in the provision for impairment of trade and other receivables during the year is as follows:

	2014 $m	2013 $m	2012 $m
At 1 January	(43)	(47)	(46)
Provided	(22)	(18)	(18)
Amounts written back	9	14	10
Amounts written off	9	8	7
At 31 December	(47)	(43)	(47)

17. Cash and cash equivalents

	2014 $m	2013 (restated1) $m	2012 (restated1) $m
Cash at bank and in hand	157	177	249
Short-term deposits	5	71	138
	162	248	387

[1]	Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.

Cash at bank and in hand includes bank balances of $108m (2013 $114m, 2012 $194m) which are matched by bank overdrafts of $107m (2013 $114m, 2012 $192m) under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash positive position with the matching overdrafts held by the Group’s central treasury company in the UK.

For the purposes of the Group statement of cash flows, cash and cash equivalents comprise the following:

	2014 $m	2013 (restated1) $m	2012 (restated1) $m
Cash at bank and in hand	157	177	249
Short-term deposits	5	71	138
	162	248	387
Bank overdrafts (note 21)	(107)	(114)	(192)
	55	134	195

[1]	Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.

Short-term deposits are highly liquid investments with an original maturity of three months or less.

Cash and cash equivalents includes $4m (2013 $12m, 2012 $7m) that is not available for use by the Group due to local exchange controls in Venezuela and Argentina.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued

18. Trade and other payables

	2014 $m	2013 $m
Current
Trade payables	88	97
Other tax and social security payable	49	32
Other payables	317	335
Accruals	315	284
	769	748

Non-current
Other payables	627	574

Trade payables are non-interest-bearing and are normally settled within an average of 45 days.

Other payables include $725m (2013 $649m) relating to the future redemption liability of the Group’s loyalty programme, of which $132m (2013 $120m) is classified as current and $593m (2013 $529m) as non-current.

19. Provisions

	Onerous management contracts $m	Litigation $m	Total $m
At 1 January 2013	2	–	2
Provided	–	4	4
Utilised	(1)	(2)	(3)
At 31 December 2013	1	2	3
Provided	–	9	9
Utilised	(1)	(1)	(2)
At 31 December 2014	–	10	10

		2014 $m	2013 $m
Analysed as:
Current		1	3
Non-current		9	–
		10	3

The onerous management contracts provision relates to the unavoidable net cash outflows that are expected to be incurred under performance guarantees associated with certain management contracts.

Litigation during 2014 relates to actions brought against the Group in the Americas region relating to System Fund activity and, during 2013, largely relates to the Greater China region.

20. Financial risk management

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

A general strengthening of the US dollar (specifically a five cent fall in the sterling: US dollar rate) would increase the Group’s profit before tax by an estimated $4.5m (2013 $4.1m, 2012 $2.8m) and increase net assets by an estimated $29.1m (2013 $16.0m, 2012 $1.8m). Similarly, a five cent fall in the euro:US dollar rate would reduce the Group’s profit before tax by an estimated $2.2m (2013 $2.6m, 2012 $2.3m) and decrease net assets by an estimated $10.9m (2013 $14.8m, 2012 $16.1m).

Interest rate exposure is managed, using interest rate swaps if appropriate, within set parameters depending on the term of the debt, with a minimum fixed proportion of 25% of borrowings for each major currency. No interest rate swaps were used during 2013 or 2014. Based on the year-end net debt position plus the $400m bilateral term loan drawn in 2015 to finance the Kimpton acquisition (see note 21), a one percentage point rise in US dollar interest rates would increase the annual net interest charge by $6.7m. A similar rise in euro interest rates would increase the annual net interest charge by approximately $0.9m, and a similar rise in sterling interest rates would reduce the annual net interest charge by approximately $0.7m. 100% of borrowings in major currencies were fixed rate debt at 31 December 2013.

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

The Syndicated Facility contains two financial covenants: interest cover and net debt divided by earnings before interest, tax, depreciation and amortisation (EBITDA). The Group has been in compliance with all of the financial covenants in its loan documents throughout the year, none of which is expected to present a material restriction on funding in the near future.

At the year end, the Group had cash of $162m which is predominantly held in short-term deposits and cash funds which allow daily withdrawals of cash. The Group also had overdrafts of $107m as part of cash pooling arrangements (see note 17). Most of the Group’s funds are held in the UK or US, although $4m (2013 $12m) is held in countries where repatriation is restricted as a result of foreign exchange regulations.

The Group had net liabilities of $717m at 31 December 2014 reflecting that its brands, in accordance with accounting standards, are not recorded on the balance sheet.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued 20. Financial risk management continued

Credit risk exposure

Credit risk on treasury transactions is minimised by operating a policy on the investment of surplus cash that generally restricts counterparties to those with an A credit rating or better or those providing adequate security. In order to manage the Group’s credit risk exposure, the treasury function sets counterparty exposure limits using metrics including credit ratings, the relative placing of credit default swap pricings, Tier 1 capital and share price volatility of the relevant counterparty.

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

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves totalling $808m at 31 December 2014 (2013 $1,071m). The structure is managed to maintain an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by EBITDA, with the objective of maintaining an investment grade credit rating.

Hedging

Interest rate risk

The Group hedges its interest rate risk by ensuring that interest flows are fixed on at least 25% of its borrowings in major currencies. If required, the Group uses interest rate swaps to manage the exposure although none were held during 2013 or 2014. The Group designates interest rate swaps as cash flow hedges.

Foreign currency risk

The Group is exposed to foreign currency risk on income streams denominated in foreign currencies. From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either 31 December 2014 or 31 December 2013.

Hedge of net investment in foreign operations

The Group designates its foreign currency bank borrowings and currency derivatives as net investment hedges of foreign operations. The designated risk is the spot foreign exchange risk for loans and short dated derivatives. The interest on these financial instruments is taken through financial income or expense.

At 31 December 2014, the Group held no currency swaps (2013 $415m) and short dated foreign exchange swaps with principals of €220m (2013 €75m) and $31m (2013 $100m) (see note 22 for further details). The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends were currency swaps with a principal of $415m (2013 $415m) and short dated foreign exchange swaps with principals of €220m (2013 €75m) and $165m (2013 $310m).

Hedge effectiveness is measured at calendar quarter ends. No ineffectiveness arose in respect of either the Group’s cash flow or net investment hedges during the current or prior year.

20. Financial risk management continued

Liquidity risk

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments:

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2014
Non-derivative financial liabilities:
Bank overdrafts	107	–	–	–	107
Unsecured bank loans	361	–	–	–	361
Secured bank loans	3	–	–	–	3
£250m 6% bonds 2016	23	414	–	–	437
£400m 3.875% bonds 2022	24	24	73	697	818
Finance lease obligations	16	16	48	3,284	3,364
Trade and other payables	769	174	194	345	1,482
Provisions	1	9	–	–	10
Derivative financial liabilities:
Forward foreign exchange contracts	(2)	–	–	–	(2)

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2013 (restated1)
Non-derivative financial liabilities:
Bank overdrafts	114	–	–	–	114
Secured bank loans	–	4	–	–	4
£250m 6% bonds 2016	25	25	438	–	488
£400m 3.875% bonds 2022	26	26	77	764	893
Finance lease obligations	16	16	48	3,300	3,380
Trade and other payables	748	162	193	289	1,392
Provisions	3	–	–	–	3
Derivative financial liabilities:
Forward foreign exchange contracts	(1)	–	–	–	(1)
Currency swaps – outflows	26	26	441	–	493
– inflows	(25)	(25)	(438)	–	(488)

1   Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.

Trade and other payables includes the cash flows relating to the future redemption liability of the Group’s loyalty programme. The repayment profile has been determined by actuaries based on expected redemption profiles and could in reality be different from expectations.

Credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk.

	2014 $m	2013 (restated1) $m
Cash and cash equivalents	162	248
Equity securities available-for-sale	144	136
Derivative financial instruments	2	1
Loans and receivables:
Other financial assets	113	112
Trade and other receivables, excluding prepayments	388	358
	809	855

1   Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued

21. Loans and other borrowings

	2014			2013 (restated1)
	Current $m	Non-current $m	Total $m	Current $m	Non-current $m	Total $m
Bank overdrafts	107	–	107	114	–	114
Unsecured bank loans	–	359	359	–	–	–
Secured bank loan	3	–	3	–	4	4
Finance lease obligations	16	202	218	16	199	215
£250m 6% bonds 2016	–	390	390	–	412	412
£400m 3.875% bonds 2022	–	618	618	–	654	654
Total borrowings	126	1,569	1,695	130	1,269	1,399

Denominated in the following currencies:
Sterling	20	1,008	1,028	17	1,066	1,083
US dollars	87	470	557	96	199	295
Euros	12	91	103	11	–	11
Other	7	–	7	6	4	10
	126	1,569	1,695	130	1,269	1,399

1   Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.

Bank overdrafts

Bank overdrafts are matched by equivalent amounts of cash and cash equivalents under the Group’s cash pooling arrangements (see note 17 for further details).

Unsecured bank loans

Unsecured bank loans are borrowings under the Group’s Syndicated Facility. Amounts are classified as non-current when the facilities have more than 12 months to expiry. A variable rate of interest is payable on amounts drawn under the facility, which was 1.2% at 31 December 2014.

Secured bank loan

The secured bank loan relates to a New Zealand dollar mortgage which is secured on the related hotel property. $3m is repayable by instalments (2013 $4m).

Finance lease obligations

Finance lease obligations, which relate to the 99-year lease (of which 91 years remain) on the InterContinental Boston, are payable as follows:

	2014		2013
	Minimum lease payments $m	Present value of payments $m	Minimum lease payments $m	Present value of payments $m
Less than one year	16	16	16	16
Between one and five years	64	48	64	48
More than five years	3,284	154	3,300	151
	3,364	218	3,380	215
Less: amount representing finance charges	(3,146)	–	(3,165)	–
	218	218	215	215

The Group has the option to extend the term of the lease for two additional 20-year terms. Payments under the lease step up at regular intervals over the lease term. Interest is payable on the obligation at a fixed rate of 9.7%.

£250m 6% bonds 2016

The 6% fixed interest sterling bonds were issued on 9 December 2009 and are repayable in full on 9 December 2016. Interest is payable annually on 9 December in each year commencing 9 December 2010 to the maturity date. The bonds were initially priced at 99.465% of face value and are unsecured. Currency swaps were transacted at the same time the bonds were issued in order to swap the proceeds and interest flows into US dollars and were subsequently closed out during 2014 (see note 22 for further details).

£400m 3.875% bonds 2022

The 3.875% fixed interest sterling bonds were issued on 28 November 2012 and are repayable on 28 November 2022. Interest is payable annually on 28 November in each year commencing 28 November 2013 to the maturity date. The bonds were initially priced at 98.787% of face value and are unsecured.

21. Loans and other borrowings continued

Facilities provided by banks

	2014			2013
	Utilised $m	Unutilised $m	Total $m	Utilised $m	Unutilised $m	Total $m
Committed	364	709	1,073	4	1,070	1,074
Uncommitted	4	62	66	–	80	80
	368	771	1,139	4	1,150	1,154

					2014 $m	2013 $m
Unutilised facilities expire:
Within one year					62	80
After two but before five years					709	1,070
					771	1,150

Utilised facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortised cost.

Kimpton acquisition

Subsequent to the year end, a $400m bilateral term loan was drawn down to finance the acquisition of Kimpton (see note 33). The loan has a term of six months plus two six-month extension periods. A variable rate of interest is payable on the loan which has identical covenants to the Syndicated Facility.

22. Derivative financial instruments

	2014 $m	2013 $m
Currency swaps	–	11
Forward foreign exchange contracts	(2)	(1)
	(2)	10

Analysed as:
Current assets	(2)	(1)
Non-current liabilities	–	11
	(2)	10

Derivatives are recorded at their fair values as set out in note 23.

Currency swaps

At 31 December 2014, the Group held no currency swaps. The currency swaps held at 31 December 2013 (with a principal of $415m) were transacted at the same time as the £250m 6% bonds were issued in December 2009 in order to swap the bonds’ proceeds and interest flows into US dollars. Under the terms of the swaps, $415m was borrowed and £250m deposited for seven years at a fixed exchange rate of £1=$1.66. The currency swaps were closed out in full during 2014 due to a reduction in the value of assets available for net investment hedging with $4m received as consideration on close of out the swaps. The interest expense and principal on the £250m 6% bonds are now subject to currency fluctuations. At 31 December 2013, the fair value of the currency swap comprised two components: $2m relating to the repayment of the underlying principal and $9m relating to interest payments. The element relating to the underlying principal was disclosed as a component of net debt in 2013 (see note 24). The currency swaps were designated as net investment hedges.

Forward foreign exchange contracts

At 31 December 2014, the Group held short dated foreign exchange swaps with total principal values of €220m (2013 €75m) and $31m (2013 $100m). The swaps are used to manage sterling surplus cash and reduce euro and US dollar borrowings whilst maintaining operational flexibility. The foreign exchange swaps have been designated as net investment hedges.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued

23. Fair value measurement

Fair values

The following table compares carrying amounts and fair values of the Group’s financial assets and liabilities:

		2014		2013 (restated¹)
	Note	Carrying value $m	Fair value $m	Carrying value $m	Fair value $m
Financial assets
Cash and cash equivalents	17	162	162	248	248
Equity securities available-for-sale[2]	15	144	144	136	136
Loans and receivables:
Other financial assets	15	113	113	112	112
Trade and other financial receivables, excluding prepayments	16	388	388	358	358
Derivatives[2]	22	2	2	1	1
		809	809	855	855
Financial liabilities
£250m 6% bonds 2016	21	(390)	(423)	(412)	(461)
£400m 3.875% bonds 2022	21	(618)	(659)	(654)	(650)
Finance lease obligations	21	(218)	(277)	(215)	(233)
Unsecured bank loans	21	(359)	(359)	–	–
Secured bank loan	21	(3)	(3)	(4)	(4)
Bank overdrafts	21	(107)	(107)	(114)	(114)
Trade and other payables	18	(1,396)	(1,396)	(1,322)	(1,322)
Derivatives[2]	22	–	–	(11)	(11)
Provisions	19	(10)	(10)	(3)	(3)
		(3,101)	(3,234)	(2,735)	(2,798)

1   Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.

2   Financial assets and liabilities which are measured at fair value.

There are no other assets or liabilities measured at fair value on a recurring or non-recurring basis, or for which fair value is disclosed.

The fair value of cash and cash equivalents and bank overdrafts approximates book value due to the short maturity of the investments and deposits, and the fair value of other financial assets approximates book value based on prevailing market rates. The fair value of the secured and unsecured bank loans approximates book value as interest rates reset to market rates on a frequent basis. The fair value of trade and other receivables, trade and other payables and current provisions approximates to their carrying value, including the future redemption liability of the Group’s loyalty programme.

Fair value hierarchy

The following table provides the fair value measurement hierarchy of the above assets and liabilities, other than those with carrying amounts which are reasonable approximations of their fair values:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	2014				2013
	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	16	–	–	16	9	–	–	9
Unquoted equity shares	–	–	128	128	–	–	127	127
Derivatives	–	2	–	2	–	1	–	1
Liabilities
£250m 6% bonds 2016	(423)	–	–	(423)	(461)	–	–	(461)
£400m 3.875% bonds 2022	(659)	–	–	(659)	(650)	–	–	(650)
Finance lease obligations	–	(277)	–	(277)	–	(233)	–	(233)
Derivatives	–	–	–	–	–	(11)	–	(11)

There were no transfers between Level 1 and Level 2 fair value measurements during the year and no transfers into and out of Level 3.

23. Fair value measurement continued

The fair value of quoted equity shares and the bonds is based on their quoted market price.

Derivatives are fair valued using discounted future cash flows, taking into consideration exchange rates prevailing on the last day of the reporting period and interest rates from observable swap curves. As the Group’s derivatives are not cash collaterised, a valuation adjustment is made for credit risk, being counterparty risks in respect of derivative assets and own credit risks in respect of derivative liabilities. At 31 December 2013, the interest rates used to fair value the currency swaps ranged from 1.4% to 2.5%, depending on the currency and the term of the derivative contract.

Finance lease obligations relate to the lease of the InterContinental Boston and are fair valued by discounting the future cash flows payable under the loan, which are fixed, at a risk adjusted long-term interest rate. The interest rate used to discount the cash flows at 31 December 2014 was 7.4% (2013 8.4%).

Unquoted equity shares are fair valued using the International Private Equity and Venture Capital Valuation Guidelines either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment or by reference to share of net assets if the investment is currently loss-making or a recent property valuation is available. The average P/E ratio for the year was 24.0 and a non-marketability factor of 30% is applied. A 10% increase in the average P/E ratio would result in a $3m increase (2013 $5m) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $3m decrease (2013 $5m) in the fair value of the investments. A 10% increase in net assets would result in a $7m increase (2013 $5m) in the fair value of the investments and a 10% decrease in net assets would result in a $7m decrease (2013 $5m) in the fair value of the investments.

The following table reconciles the movements in the fair values of investments classified as Level 3 during the year:

	2014 $m	2013 $m
At 1 January	127	94
Additions	5	8
Repaid	(8)	–
Valuation gains recognised in other comprehensive income	7	25
Exchange and other adjustments	(3)	–
At 31 December	128	127

24. Net debt

	2014 $m	2013 (restated1) $m
Cash and cash equivalents	162	248
Loans and other borrowings – current	(126)	(130)
– non-current	(1,569)	(1,269)
Derivatives hedging debt values (note 22)	–	(2)
Net debt	(1,533)	(1,153)

Movement in net debt
Net decrease in cash and cash equivalents, net of overdrafts	(70)	(58)
Add back cash flows in respect of other components of net debt:
(Increase)/decrease in other borrowings	(382)	1
Close-out of currency swaps	(4)	–
Increase in net debt arising from cash flows	(456)	(57)
Non-cash movements:
Finance lease obligations	(3)	(3)
Exchange and other adjustments	79	(19)
Increase in net debt	(380)	(79)
Net debt at beginning of the year	(1,153)	(1,074)
Net debt at end of the year	(1,533)	(1,153)

1   Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.

In 2013, net debt included the exchange element of the fair value of currency swaps that fixed the value of the Group’s £250m 6% bonds at $415m. An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds was included in non-current loans and other borrowings. The currency swaps were closed out in 2014 (see note 22).

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued

25. Retirement benefits

UK

Historically UK retirement and death in service benefits have been provided for eligible employees in the UK principally by the InterContinental Hotels UK Pension Plan, which has both defined benefit and defined contribution sections. The defined benefit section was subject to a buy-in transaction on 15 August 2013 whereby the assets of the plan were invested in a bulk purchase annuity policy with the insurer Rothesay Life under which the benefits payable to defined benefit members became fully insured. On 31 October 2014, the plan completed the move to a full buy-out of the defined benefit section, following which Rothesay Life has become fully and directly responsible for the pension obligations. On completion of the buy-out, the defined benefit assets (comprising the Rothesay Life insurance policy) and matching defined benefit liabilities were derecognised from the Group statement of financial position. The buy-out transaction also triggered the return to the Company of the £3m that remained in the IHG Funding Trust.

On 6 August 2014, members of the defined contribution section of the plan were transferred to a new mirror plan, the IHG UK Defined Contribution Pension Plan. Existing and new employees who are eligible for pension benefits in the UK, including those who have been auto-enrolled since 1 September 2013, are provided with defined contribution arrangements under this plan; benefits are based on each individual member’s personal account.

Both plans are HM Revenue & Customs registered and governed by a Trustee Board which comprises a combination of independent and company nominated trustees, assisted by professional advisers as and when required. The overall operation of the plans is subject to the oversight of The Pensions Regulator. The Trustee Board is currently in the process of winding-up the InterContinental Hotels UK Pension Plan.

In addition to the above, additional benefits are provided to members of an unfunded pension arrangement who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013. In March 2014, the Company made an offer to each member to cash-out their pension entitlement by means of a one-off lump sum cash payment. Members had until 30 June 2014 to accept the offer with the Company reserving the right to revoke any acceptances up to the date of payment. In the event, cash payments totalling £27m were made to the accepting members on 28 July 2014 (with an additional £7m deferred for payment until 2015), thereby extinguishing approximately 70% of the unfunded pension obligations. A charge over certain ring-fenced bank accounts totalling £31m at 31 December 2014 (see note 15) is currently held as security on behalf of the remaining members of the unfunded arrangement.

US and other

The Group also maintains the following US-based defined benefit plans; the funded Inter-Continental Hotels Pension Plan, unfunded Inter-Continental Hotels Non-qualified Pension Plans and unfunded Inter-Continental Hotels Corporation Postretirement Medical, Dental, Vision and Death Benefit Plan. All plans are closed to new members. In respect of the funded plan, an Investment Committee has responsibility for the oversight and management of the plan’s assets, which are held in a separate trust. The Committee comprises senior company employees and is assisted by professional advisers as and when required. The company currently makes contributions that equal or exceed the minimum funding amounts required by the Employee Retirement Income and Security Act of 1974 (‘ERISA’). The investment objective is to achieve full funding over time by following a specified ‘glide path approach’ which results in a progressive switching from return seeking assets to liability-matching assets as the funded status of the plan increases. During the year, the funded status reached 85% which triggered a further de-risking of the investment portfolio.

The Group also operates a number of smaller pension schemes outside the UK, the most significant of which is a defined contribution scheme in the US; there is no material difference between the pension costs of, and contributions to, these schemes.

In respect of the defined benefit plans, the amounts recognised in the Group income statement, in administrative expenses, are:

	Pension plans
	UK			US and other			Post-employment benefits			Total
	2014 $m	2013 $m	2012 $m	2014 $m	2013 $m	2012 $m	2014 $m	2013 $m	2012 $m	2014 $m	2013 $m	2012 $m
Current service cost	–	2	5	1	1	1	–	–	–	1	3	6
Past service cost	–	–	–	–	1	–	–	–	–	–	1	–
Net interest expense	2	–	1	3	3	3	1	1	1	6	4	5
Administration costs	3	1	1	–	1	1	–	–	–	3	2	2
Operating profit before exceptional items	5	3	7	4	6	5	1	1	1	10	10	13
Exceptional items:
Settlement cost	6	147	–	–	–	–	–	–	–	6	147	–
	11	150	7	4	6	5	1	1	1	16	157	13

25. Retirement benefits continued

The settlement cost in 2014 results from the partial cash-out of the UK unfunded pension arrangements and comprises transaction and related social security costs of $9m, offset by the $3m difference between the accounting value of the liabilities extinguished and the amount of the committed cash-out payments. In 2014, related cash payments of $53m are included in cash flows relating to exceptional operating items in the Group statement of cash flows.

The settlement cost in 2013 resulted from the buy-in transaction described on the previous page and comprised a past service cost of $5m relating to additional benefits secured by the transaction, the $137m difference between the cost of the insurance policy and the accounting value of the liabilities secured and transaction costs of $5m. As the policy was structured to enable the plan to move to a buy-out and the intention was to proceed on that basis, the buy-in transaction was accounted for as a settlement with the loss arising recorded in the income statement. The full buy-out was completed on 31 October 2014.

Re-measurement gains and losses recognised in the Group statement of comprehensive income are:

	2014			2013			2012
	Plan assets $m	Plan obligations $m	Total $m	Plan assets $m	Plan obligations $m	Total $m	Plan assets $m	Plan obligations $m	Total $m
Return on plan assets (excluding amounts included in interest)	88	–	88	2	–	2	22	–	22
Actuarial gains and losses arising from changes in:
Demographic assumptions	–	(3)	(3)	–	12	12	–	(6)	(6)
Financial assumptions	–	(113)	(113)	–	(57)	(57)	–	(25)	(25)
Experience adjustments	–	4	4	–	(6)	(6)	–	17	17
Change in asset restriction (excluding amounts included in interest)	(1)	–	(1)	89	–	89	(23)	–	(23)
Other comprehensive income	87	(112)	(25)	91	(51)	40	(1)	(14)	(15)

The assets and liabilities of the schemes and the amounts recognised in the Group statement of financial position are:

		Pension plans
		UK		US and other		Post-employment benefits		Total
		2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Retirement benefit assets
Fair value of plan assets		8	582	16	17	–	–	24	599
Present value of benefit obligations		–	(577)	(13)	(13)	–	–	(13)	(590)
Surplus in schemes		8	5	3	4	–	–	11	9
Asset restriction		(3)	(2)	–	–	–	–	(3)	(2)
Total retirement benefit assets		5	3	3	4	–	–	8	7

Retirement benefit obligations
Fair value of plan assets		–	–	151	142	–	–	151	142
Present value of benefit obligations		(31)	(82)	(242)	(220)	(24)	(24)	(297)	(326)
Total retirement benefit obligations		(31)	(82)	(91)	(78)	(24)	(24)	(146)	(184)

Total fair value of plan assets		8	582	167	159	–	–	175	741
Total present value of benefit obligations		(31)	(659)	(255)	(233)	(24)	(24)	(310)	(916)

The ‘US and other’ surplus of $3m (2013 $4m) relates to a defined benefit pension scheme in Hong Kong. Included within the ‘US and other’ deficit is $1m (2013 $2m) relating to a defined benefit pension plan in the Netherlands.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued 25. Retirement benefits continued

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligations are:

	Pension plans
	UK			US			Post-employment benefits
	2014%	2013%	2012%	2014%	2013%	2012%	2014%	2013%	2012%
Wages and salaries increases	–	–	4.5	–	–	–	–	–	4.0
Pensions increases	3.3	3.6	3.0	–	–	–	–	–	–
Discount rate	3.7	4.6	4.5	3.6	4.5	3.5	3.7	4.6	3.5
Inflation rate	3.3	3.6	3.0	–	–	–	–	–	–
Healthcare cost trend rate assumed for next year:
Pre 65 (ultimate rate reached in 2021)							8.0	8.5	9.0
Post 65 (ultimate rate reached in 2024)							12.5	17.5	11.8
Ultimate rate that the cost trend rate trends to							5.0	5.2	5.0

Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S1NA tables with long cohort projections and a 1.25% per annum underpin to future mortality improvements with age rated down by three years for pensioners and non-pensioners. In the US, the current assumptions are based on the RP-2014 Employee/Healthy Annuitant Generationally Projected with Scale MP-2014 mortality tables.

In both territories, the assumptions have been revised during the year to reflect increased life expectancy at retirement age as follows:

		Pension plans
		UK			US
		2014 Years	2013 Years	2012 Years	2014 Years	2013 Years	2012 Years
Current pensioners at 65[1]	– male	26	24	24	22	21	19
	– female	29	27	27	24	23	21
Future pensioners at 65[2]	– male	28	27	27	23	22	21
	– female	31	30	30	25	25	22

[1]	Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.
[2]	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2034.

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

		UK		US
		Higher/ (lower) pension cost $m	Increase/ (decrease) in liabilities $m	Higher/ (lower) pension cost $m	Increase/ (decrease) in liabilities $m
Pension increases	– 0.25% decrease	–	(1.1)	–	–
	– 0.25% increase	–	1.2	–	–
Discount rate	– 0.25% decrease	–	1.6	–	7.4
	– 0.25% increase	–	(1.6)	–	(7.0)
Inflation rate	– 0.25% increase	–	1.2	–	–
	– 0.25% decrease	–	(1.1)	–	–
Mortality rate	– one year increase	–	0.6	0.3	9.4

A one percentage point increase in assumed healthcare costs trend rate would increase the accumulated post-employment benefit obligations as at 31 December 2014 by $2.4m (2013 $2.8m, 2012 $2.6m) and a one percentage point decrease would decrease the obligations by $2.2m (2013 $2.3m, 2012 $2.3m).

25. Retirement benefits continued

	Pension plans
	UK		US and other		Post-employment benefits		Total
Movement in benefit obligation	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Benefit obligation at 1 January	659	569	233	247	24	25	916	841
Current service cost	–	2	1	1	–	–	1	3
Past service cost	–	5	–	1	–	–	–	6
Interest expense	24	26	10	7	1	1	35	34
Settlement gain before costs	(3)	–	–	–	–	–	(3)	–
Benefits paid	(18)	(22)	(14)	(13)	(1)	(1)	(33)	(36)
Committed cash-out payments	(57)	–	–	–	–	–	(57)	–
Re-measurement losses/(gains)	86	62	26	(10)	–	(1)	112	51
Derecognised on buy-out	(640)	–	–	–	–	–	(640)	–
Exchange adjustments	(20)	17	(1)	–	–	–	(21)	17
Benefit obligation at 31 December	31	659	255	233	24	24	310	916

Comprising:
Funded plans	–	577	199	182	–	–	199	759
Unfunded plans	31	82	56	51	24	24	111	157
	31	659	255	233	24	24	310	916

	Pension plans
	UK		US and other		Post-employment benefits		Total
Movement in plan assets	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Fair value of plan assets at 1 January	582	695	159	149	–	–	741	844
Company contributions	3	20	11	10	1	1	15	31
Benefits paid	(18)	(22)	(14)	(13)	(1)	(1)	(33)	(36)
Interest income	22	29	7	4	–	–	29	33
Settlement loss	–	(137)	–	–	–	–	–	(137)
Re-measurement gains/(losses)	83	(7)	5	9	–	–	88	2
Administration costs	(3)	(1)	–	(1)	–	–	(3)	(2)
Derecognised on buy-out	(640)	–	–	–	–	–	(640)	–
Exchange adjustments	(21)	5	(1)	1	–	–	(22)	6
Fair value of plan assets at 31 December	8	582	167	159	–	–	175	741

Company contributions are expected to be $6m in 2015.

The plan assets are measured at fair value and comprise the following:

	UK		US and other
	2014 $m	2013 $m	2014 $m	2013 $m
Investments quoted in active markets
Investment funds:
Global equities	–	–	21	33
Corporate bonds	–	–	131	107
Property	–	–	2	4
Unquoted investments
Qualifying insurance policy	–	577	11	10
Cash and other	8	5	2	5
	8	582	167	159

In accordance with accounting standards, the fair value of a qualifying insurance policy is deemed to be the present value of the pension obligations secured by that policy.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued 25. Retirement benefits continued

	Pension plans
	UK		US and other		Post-employment benefits		Total
Movement in asset restriction	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Balance at 1 January	2	91	–	–	–	–	2	91
Interest expense	–	3	–	–	–	–	–	3
Re-measurement gains/(losses)	1	(89)	–	–	–	–	1	(89)
Exchange adjustments	–	(3)	–	–	–	–	–	(3)
Balance at 31 December	3	2	–	–	–	–	3	2

The asset restriction relates to tax that would be deducted at source in respect of a refund of a surplus taking into account amounts payable under funding commitments. As a result of the buy-in transaction, substantially all of the asset restriction was released through other comprehensive income during 2013.

	Pension plans
	UK		US and other		Post-employment benefits		Total
Estimated future benefit payments	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Within one year	–	19	15	14	1	1	16	34
Between one and five years	2	84	58	57	5	5	65	146
After five years	11	123	78	76	7	7	96	206
	13	226	151	147	13	13	177	386
Average duration of obligation (years)	22.0	21.6	11.9	11.8	11.9	11.3

26. Share-based payments

Annual Performance Plan

Under the IHG Annual Performance Plan (APP), formerly the Annual Bonus Plan (ABP), eligible employees (including Executive Directors) can receive all or part of their bonus in the form of deferred shares. The deferred shares are released on the third anniversary of the award date. Under the terms of awards that are referred to in this note, a fixed percentage of the award is made in the form of shares with no voluntary deferral and no matching shares. Awards under the APP are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. The award of deferred shares under the APP is at the discretion of the Remuneration Committee.

The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related award by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the APP during the year and conditional rights over 305,345 (2013 318,911, 2012 340,924) shares were awarded to participants. New plan rules for the APP were approved by shareholders at the Annual General Meeting on 2 May 2014, and will apply to awards made in respect of the 2015 subsequent and financial years. The new plan rules contain substantially the same terms as the existing plan rules.

Long Term Incentive Plan

The Long Term Incentive Plan (LTIP) allows Executive Directors and eligible employees to receive share awards, subject to the achievement of performance conditions, set by the Remuneration Committee, which are normally measured over a three-year period. More detailed information on performance measures is shown in the Directors’ Remuneration Report on pages 76 to 91. Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for Executive Directors and four times salary in the case of other eligible employees. During the year, conditional rights over 2,171,390 (2013 2,227,293, 2012 2,698,714) shares were awarded to employees under the plan. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards. New plan rules for the LTIP were approved by shareholders at the Annual General Meeting on 2 May 2014, and will apply to awards made in respect of the 2015-17 and subsequent LTIP cycles. The new plan rules contain substantially the same terms as the existing rules; one minor change is to limit the maximum award to three times salary for all employees.

Executive Share Option Plan

The plan was not operated during 2014 and no options were granted in the year under the plan, neither will any further options be granted under the plan. All options have now been exercised.

26. Share-based payments continued

The Group recognised a cost of $21m (2013 $22m, 2012 $22m) in operating profit related to equity-settled share-based payment transactions during the year, net of amounts borne by the System Fund.

The aggregate consideration in respect of ordinary shares issued under option schemes during the year was $nil (2013 $5m, 2012 $10m).

The following table sets forth awards and options granted during 2014:

	APP	LTIP
Number of shares awarded in 2014	305,345	2,171,390

The Group uses separate option pricing models and assumptions depending on the plan. The following tables set out information about awards granted in 2014, 2013 and 2012:

	APP	LTIP
2014
Valuation model	Binomial	Monte Carlo Simulation and Binomial

Weighted average share price	1,925.0p	1,916.0p
Expected dividend yield	n/a	2.55%
Risk-free interest rate		1.29%
Volatility[1]		28%
Term (years)	3.0	3.0

	APP	LTIP
2013
Valuation model	Binomial	Monte Carlo Simulation and Binomial

Weighted average share price	1,928.0p	1,913.0p
Expected dividend yield	2.63%	2.59%
Risk-free interest rate		0.27%
Volatility[1]		28%
Term (years)	3.0	3.0

	ABP	LTIP
2012
Valuation model	Binomial	Monte Carlo Simulation and Binomial

Weighted average share price	1,440.0p	1,440.0p
Expected dividend yield	2.95%	2.99%
Risk-free interest rate		0.59%
Volatility[1]		31%
Term (years)	3.0	3.0

[1]	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued 26. Share-based payments continued

Movements in the awards and options outstanding under the schemes are as follows:

	APP Number of shares thousands		LTIP Number of shares thousands
Outstanding at 1 January 2012	950		9,030
Granted	341		2,699
Vested	(643)		(2,621)
Share capital consolidation	(18)		–
Lapsed or cancelled	(8)		(1,948)
Outstanding at 31 December 2012	622		7,160
Granted	319		2,227
Vested	(72)		(2,206)
Lapsed or cancelled	(29)		(406)
Outstanding at 31 December 2013	840		6,775
Granted	305		2,171
Vested	(310)		(1,447)
Share capital consolidation	(38)		–
Lapsed or cancelled	(29)		(1,379)
Outstanding at 31 December 2014	768		6,120

Fair value of awards granted during the year
2014	3,134.6¢		1,202.1¢
2013	2,873.4¢		1,127.9¢
2012	2,199.8¢		792.5¢

Weighted average remaining contract life (years)
At 31 December 2014	1.1		1.1
At 31 December 2013	1.1		1.1
At 31 December 2012	1.6		1.2

The above awards do not vest until the performance and service conditions have been met.

	Number of shares thousands	Range of option prices pence	Weighted average option price pence
Executive Share Option Plan
Outstanding at 1 January 2012	2,170	308.5–619.8	497.0
Exercised	(1,365)	308.5–619.8	492.8
Lapsed or cancelled	(107)	434.2	434.2
Outstanding at 31 December 2012	698	438.0–619.8	514.8
Exercised	(638)	438.0–619.8	512.3
Outstanding at 31 December 2013	60	494.2–619.8	541.3
Exercised	(60)	494.2–619.8	541.3
Outstanding at 31 December 2014	–	n/a	–

Options exercisable
At 31 December 2014	–	n/a	n/a
At 31 December 2013	60	494.2–619.8	541.3
At 31 December 2012	698	438.0–619.8	514.8

The weighted average share price at the date of exercise for share options vested during the year was 1,966.5p. The closing share price on 31 December 2014 was 2,595.0p and the range during the year was 1,866.0p to 2,710.0p per share.

27. Equity

Equity share capital	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m
Allotted, called up and fully paid
At 1 January 2012 (ordinary shares of 13 29⁄47p each)	290	61	101	162
Share capital consolidation	(19)	–	–	–
Issued on exercise of share options	1	1	9	10
Repurchased and cancelled under repurchase programme	(4)	(1)	–	(1)
Exchange adjustments	–	2	6	8
At 31 December 2012 (ordinary shares of 14 194⁄329p each)	268	63	116	179
Issued on exercise of share options	1	–	5	5
Exchange adjustments	–	2	3	5
At 31 December 2013 (ordinary shares of 14 194⁄329p each)	269	65	124	189
Share capital consolidation	(20)	–	–	–
Repurchased and cancelled under repurchase programme	(1)	–	–	–
Exchange adjustments	–	(4)	(7)	(11)
At 31 December 2014 (ordinary shares of 15 265⁄329p each)	248	61	117	178

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

On 7 August 2012, the Company announced a $1bn return of funds to shareholders comprising a $500m special dividend with share consolidation and a $500m share repurchase programme. The share consolidation was approved on 8 October 2012 at a General Meeting (GM) of the Company and became effective on 9 October 2012 on the basis of 14 new ordinary shares of 14 194⁄329p each for every 15 existing ordinary shares of 13 29⁄47p each. The special dividend of 172.0¢ per share was paid to shareholders on 22 October 2012 at a total cost of $505m. Under the authority granted by shareholders at the GM on 8 October 2012, the share repurchase programme commenced. In the year to 31 December 2014, 3.4m (2013 9.8m, 2012 4.1m) shares were repurchased for a consideration of $110m (2013 $283m, 2012 $107m), increasing the total amount repurchased to $500m and completing the programme. Of the 3.4m (2013 9.8m, 2012 4.1m) shares repurchased in 2014, 2.7m (2013 9.8m, 2012 nil) are held as treasury shares and 0.7m (2013 nil, 2012 4.1m) were cancelled. The cost of treasury shares has been deducted from retained earnings.

The authority given to the Company at the GM held on 30 June 2014 to purchase its own shares was still valid at 31 December 2014. A resolution to renew the authority will be put to shareholders at the Annual General Meeting on 8 May 2015.

On 6 August 2013, the Company announced a special dividend of 133.0¢ per share amounting to $355m which was paid to shareholders on 4 October 2013.

On 2 May 2014, the Company announced a $750m return to shareholders by way of a special dividend and share consolidation. On 30 June 2014, shareholders approved the share consolidation at a GM of the Company on the basis of 12 new ordinary shares of 15 265⁄329p per share for every 13 existing ordinary shares of 14 194⁄329p each, which became effective on 1 July 2014. The special dividend of 293.0¢ per share was paid to shareholders on 14 July 2014, at a total cost of $763m.

As a result of the 2014 share consolidation, the number of shares held in treasury reduced from 12.5m to 11.5m.

The balance classified as equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company’s equity share capital, comprising 15 265⁄329p shares. The share premium reserve represents the amount of proceeds received for shares in excess of their nominal value.

The Company no longer has an authorised share capital.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued 27. Equity continued

The nature and purpose of the other reserves shown in the Group statement of changes in equity on pages 102 to 104 of the Financial Statements is as follows:

Capital redemption reserve

This reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or cancelled.

Shares held by employee share trusts

Comprises $34.5m (2013 $37.6m, 2012 $48.0m) in respect of 0.9m (2013 1.2m, 2012 1.8m) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at 31 December 2014 of $38.2m (2013 $39.8m, 2012 $50.1m).

Other reserves

Comprises the merger and revaluation reserves previously recognised under UK GAAP, together with the reserve arising as a consequence of the Group’s capital reorganisation in June 2005. Following the change in presentational currency to the US dollar in 2008 (see page 107), this reserve also includes exchange differences arising on the retranslation to period-end exchange rates of equity share capital, the capital redemption reserve and shares held by employee share trusts.

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

The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at 31 December 2014 was a $2m net asset (2013 $10m net liability, 2012 $17m net liability).

The currency translation reserve includes a cumulative loss of $3m relating to assets classified as held for sale.

Treasury shares

At 31 December 2014, 11.5m shares (2013 9.8m, 2012 nil) with a nominal value of $2.8m (2013 $2.4m, 2012 $nil) were held as treasury shares at cost and deducted from retained earnings.

Non-controlling interest

A non-controlling interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group. Non-controlling interests are not material to the Group.

28. Operating leases

During the year ended 31 December 2014, $72m (2013 $67m, 2012 $64m) was recognised as an expense in the Group income statement in respect of operating leases, net of amounts borne directly by the System Fund. The expense includes contingent rents of $27m (2013 $24m, 2012 $19m). $4m (2013 $4m, 2012 $4m) was recognised as income from sub-leases.

Future minimum lease payments under non-cancellable operating leases are as follows:

	2014 $m	2013 $m
Due within one year	40	42
One to two years	34	33
Two to three years	28	29
Three to four years	27	23
Four to five years	20	23
More than five years	200	202
	349	352

In addition, in certain circumstances the Group is committed to making additional lease payments that are contingent on the performance of the hotels that are being leased.

The average remaining term of these leases, which generally contain renewal options, is approximately 17 years (2013 18 years). No material restrictions or guarantees exist in the Group’s lease obligations.

Total future minimum rentals expected to be received under non-cancellable sub-leases are $8m (2013 $10m).

29. Capital and other commitments

	2014 $m	2013 $m
Contracts placed for expenditure not provided for in the Group Financial Statements:
Property, plant and equipment	70	70
Intangible assets	47	13
	117	83

The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $89m at 31 December 2014 (2013 $20m) based on current forecasts.

30. Contingencies and guarantees

At 31 December 2014, the Group had no contingent liabilities (2013 $nil).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. At 31 December 2014, the amount provided in the Financial Statements was $2m (2013 $6m) and the maximum unprovided exposure under such guarantees was $29m (2013 $48m).

At 31 December 2014, the Group had outstanding letters of credit of $40m (2013 $41m) mainly relating to self insurance programmes.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest. At 31 December 2014, there were guarantees of $20m in place (2013 $20m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. In particular, the Group is currently subject to a claim by Pan American Life Insurance Company, a Competition and Markets Authority enquiry in the UK and a class action lawsuit in the US (see ‘Legal proceedings’ on page 170). The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Financial Statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

IHG Annual Report and Form 20-F 2014 Notes to the Group Financial Statements continued

31. Related party disclosures

	2014 $m	2013 $m	2012 $m
Total compensation of key management personnel¹
Short-term employment benefits	21.5	20.7	20.0
Post-employment benefits	0.7	0.8	0.8
Termination benefits	–	–	0.6
Equity compensation benefits	7.9	8.1	8.6
	30.1	29.6	30.0

[1]	Excludes ICETUS cash-out payment of £9.4m (see Directors’ Remuneration Report, page 85).

There were no other transactions with key management personnel during the years ended 31 December 2014, 2013 or 2012.

Key management personnel comprises the Board and Executive Committee.

Related party disclosures for associates and joint ventures are as follows:

	Associates			Joint ventures			Total
	2014 $m	2013 $m	2012 $m	2014 $m	2013 $m	2012 $m	2014 $m	2013 $m	2012 $m
Revenue from associates and joint ventures	4	4	5	–	–	–	4	4	5
Loans to associates	3	–	–	–	–	–	3	–	–
Other amounts owed by associates and joint ventures	11	2	2	–	–	–	11	2	2

In addition, loans both to and from the Barclay associate of $237m are offset in accordance with the provisions of IAS 32 and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 1.8% in 2014) and presented net in the Group income statement.

32. System Fund

The Group operates a System Fund (the Fund) to collect and administer assessments and contributions from hotel owners for specific use in marketing, the IHG Rewards Club loyalty programme and the global reservation system. The Fund and loyalty programme are accounted for in accordance with the accounting policies set out on page 112 of the Financial Statements.

The following information is relevant to the operation of the Fund:

	2014 $m	2013 $m	2012 $m
Income[1]:
Assessment fees and contributions received from hotels	1,271	1,154	1,106
Proceeds from sale of IHG Rewards Club points	196	153	144
Key elements of expenditure[1]:
Marketing	267	245	250
IHG Rewards Club	296	219	250
Payroll costs	267	239	221
Net (deficit)/surplus for the year[1]	(18)	35	12
Interest payable to the Fund	2	2	2

[1]	Not included in the Group income statement in accordance with the Group’s accounting policies.

The payroll costs above relate to 4,975 (2013 4,615, 2012 4,431) employees whose costs are borne by the Fund.

The following liabilities relating to the Fund are included in the Group statement of financial position:

	2014 $m	2013 $m	2012 $m
Cumulative short-term net surplus	68	86	51
Loyalty programme liability	725	649	623
	793	735	674

The net change in the loyalty programme liability and Fund surplus contributed an inflow of $58m (2013 $61m, 2012 $57m) to the Group’s cash flow from operations.

33. Events after the reporting period

On 16 January 2015, the Group completed the acquisition of Kimpton Hotel & Restaurant Group, LLC (‘Kimpton’), an unlisted company based in the US, for $430m paid in cash. Kimpton is the world’s largest independent boutique hotel operator which, together with IHG’s Hotel Indigo and EVEN brands, creates a leading boutique and lifestyle hotel business.

The assets and liabilities acquired largely comprise intangible assets, being the Kimpton brand and management contracts, deferred tax assets and goodwill. Due to the close proximity of the acquisition date to the date of these financial statements, the initial accounting for the business combination is incomplete and the Group is unable to provide a quantification of the fair values of these assets. The fair value exercise is ongoing and it is expected that the Group will include an acquisition balance sheet with its interim results for 2015.

Acquisition transaction costs of $7m were incurred in the year to 31 December 2014 (see note 5).

If the acquisition had taken place on 1 January 2014, it is estimated that Group revenue and Group EBITDA for the year ended 31 December 2014 would have been $37m and $20m higher respectively.

34. Principal operating subsidiary undertakings

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

IHG Annual Report and Form 20-F 2014

Parent Company Financial Statements

Stay

‘Guest Journey’ – Step four

•  The Stay phase of the ‘Guest Journey’ is where we welcome guests to our hotels and deliver our brand promise through our talented people.

•  This step includes the arrival and departure of our guests, as well as the stay in the hotel room itself; its public areas; food and beverage; and guest services.

Page 154: Crowne Plaza London – The City, UK

Page 155: Hotel Indigo Paris – Opera, France

154

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

156

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

157

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

158

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG Annual Report and Form 20-F 2014

Additional Information

162	Group information
162	History and developments
162	Risk factors
166	Executive Committee members’ shareholdings
166	Description of securities other than equity securities
167	Articles of Association
169	Working Time Regulations 1998
169	Material contracts
170	Legal proceedings
171	Shareholder information
171	Exchange controls and restrictions on payment of dividends
171	Taxation
173	Disclosure controls and procedures
173	Summary of significant corporate governance differences from NYSE listing standards
174	Selected five-year consolidated financial information
176	Return of funds
176	Purchases of equity securities by the Company and affiliated purchasers
177	Share price information
177	Dividend history
178	Shareholder profiles
179	Useful information
179	Investor information
180	Financial calendar
180	Contacts
181	Exhibits
182	Form 20-F cross-reference guide
184	Glossary
186	Forward-looking statements

Share

‘Guest Journey’ – Step five The Share phase of the ‘Guest Journey’ is when our guests share feedback about their experience, for example via social networks and directly with IHG and our hotels.

Page 160: Cypress, A Kimpton Hotel, Cupertino, California, US

Page 161: Hotel Indigo New Orleans Garden District, Louisiana, US

160

IHG Annual Report and Form 20-F 2014

Group information

History and developments

The Company was incorporated and registered in England and Wales with registered number 5134420 on 21 May 2004 as a limited company under the Companies Act 1985 with the name Hackremco (No. 2154) Limited. In 2004/05, as part of a scheme of arrangement to facilitate the return of capital to shareholders, the following structural changes were made to the Group: (i) on 24 March 2005, Hackremco (No. 2154) Limited changed its name to New InterContinental Hotels Group Limited; (ii) on 27 April 2005, New InterContinental Hotels Group Limited re-registered as a public limited company and changed its name to New InterContinental Hotels Group PLC; and (iii) on 27 June 2005, New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC and became the holding company of the Group.

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

On 15 April 2003, following shareholder and regulatory approval, Six Continents PLC (as it then was) separated into two new listed groups, InterContinental Hotels Group PLC (as it then was), comprising the hotels and soft drinks businesses, and Mitchells & Butlers plc, comprising the retail and standard commercial property developments business.

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

Following separation, the Group has undertaken an asset-disposal programme, realising, by the end of 2014, proceeds of $6.0 billion. This programme has significantly reduced the capital requirements of the Group whilst largely retaining the hotels in the IHG System.

A small number of hotels have been sold since the end of 2013, the most significant of which are set out below.

Recent acquisitions and divestitures

•	The Group disposed of InterContinental Mark Hopkins San Francisco on 27 March 2014 for $120 million;

•	the Group completed its disposal of 80 per cent of its interest in InterContinental New York Barclay on 31 March 2014 for $274 million (the Group continues to hold the remaining 20 per cent interest by way of a joint venture);

•	the Group agreed to sell its 100 per cent interest in InterContinental Paris – Le Grand on 7 December 2014 for €330 million;

•	the Group agreed to acquire Kimpton Hotels & Restaurants for $430 million on 15 December 2014, and the transaction was completed on 16 January 2015; and

•	the Group also divested a number of investments for total proceeds of $16 million in 2014.

Capital expenditure

•	Capital expenditure in 2014 totalled $271 million compared with $269 million in 2013 and $133 million in 2012;

•	at 31 December 2014, capital committed, being contracts placed for expenditure on property, plant and equipment, and intangible assets not provided for in the Group Financial Statements, totalled $117 million; and

•	the Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $89 million, based on current forecasts.

Risk factors

The Group is subject to a variety of inherent risks that may have an adverse impact on its business operations, financial condition, turnover, profits, brands and reputation. This section describes the main risks that could materially affect the Group’s business. The risks below are not the only ones that the Group faces. Some risks are not yet known to the Group and some that the Group does not currently believe to be material could later turn out to be material.

The risk factors below are listed in accordance with the strategic, tactical and operational risk framework explained on page 27. Although the Group has classified each risk under a single aspect of the framework, some risks relate to multiple aspects and accordingly should be read in the context of the whole framework. The risk factors should also be considered in connection with any financial and forward-looking information in this Annual Report and Form 20-F and the cautionary statements regarding forward-looking statements on page 186.

Strategic risks

The Group is exposed to the risks of political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation and availability of credit and currency fluctuations that could lower revenues and reduce income. The outlook for 2015 may worsen due to uncertainty in the Eurozone, impact of declining commodity prices on economies dependent on such exports and continued unrest in Russia, Ukraine, and parts of the Middle East and Africa. The interconnected nature of economies suggests any of these or other events could trigger a recession that reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. This may result in deterioration of results of operations and potentially reduce the value of properties in affected economies. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group’s ability to retain and secure franchise or management agreements. Specifically, the Group is most exposed to the US market and, increasingly, to Greater China.

Accordingly, the Group is particularly susceptible to adverse changes in these economies as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the availability of capital to current and potential owners, which could impact existing operations and health of the pipeline.

The Group is exposed to the risk of events that adversely impact domestic or international travel

The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics or threats thereof, travel-related accidents, travel-related industrial action, increased transportation and fuel costs, and natural disasters, resulting in reduced worldwide travel or other local factors impacting specific countries, cities or individual hotels. A decrease in the demand for hotel rooms as a result of such events may have an adverse impact on the Group’s operations and financial results. In addition, inadequate planning, preparation, response or recovery in relation to a major incident or crisis may cause loss of life, prevent operational continuity, or result in financial loss and consequently impact the value of the brands and/or the reputation of the Group.

The Group is exposed to the risks of the hotel industry supply and demand cycle

The future operating results of the Group could be adversely affected by industry overcapacity (by number of rooms) and weak demand due, in part, to the cyclical nature of the hotel industry, or other differences between planning assumptions and actual operating conditions. These conditions could result in reductions in room rates and occupancy levels, which would adversely impact the financial performance of the Group.

The Group is subject to a competitive and changing industry

The Group operates in a competitive industry and must compete effectively against traditional competitors such as other global hotel chains, local hotel companies and independent hotels to win the loyalty of guests, employees and owners. The competitive landscape also includes other types of businesses, such as web-based booking channels (which include online travel agents and intermediaries), and alternative sources of accommodation such as short-term lets of private property. In order to grow and maintain its competitiveness, the Group may consider undertaking strategic transactions, including acquisitions. Failure to compete effectively in traditional and emerging areas of the business could impact the Group’s market share, System size, profitability and relationships with owners and guests.

The Group is exposed to risks related to executing and realising benefits from strategic transactions, including acquisitions

The Group announced the acquisition of Kimpton Hotels & Restaurants in December 2014 and may seek to make other strategic transactions, including acquisitions, in the future. The Group may not be able to identify opportunities or complete transactions on commercially reasonable terms or at all and may not realise the anticipated benefits from such transactions.

Strategic transactions come with inherent valuation, financial and commercial risks, and regulatory and insider information risks during the execution of the transactions. In addition, the Group may face unforeseen costs and liabilities, divergence of management attention, as well as longer-term integration and operational risks, which could result in failure to realise benefits, financial losses, fall in employee morale and loss of talent.

The Group is dependent upon a wide range of external stakeholders and business partners

The Group is dependent upon the performance, behaviours and reputation of a wide range of business partners and external stakeholders, including, but not limited to, owners, contractors, lenders, suppliers, vendors, joint venture partners, online travel agents, third-party intermediaries and other business partners which may have different ethical values, interests and priorities. Further, the number and complexity of interdependencies with stakeholders is evolving. Breakdowns in relationships, contractual disputes, poor vendor performance, insolvency, stakeholder behaviours or adverse reputations, which may be outside of the Group’s control, could adversely impact on the Group’s performance and competitiveness, delivery of projects, guest experiences or the reputation of the Group or its brands.

The Group is exposed to increasing competition from online travel agents and intermediaries

A proportion of the Group’s bookings originate from large multinational, regional and local online travel agents and intermediaries with which the Group has contractual arrangements and to which it pays commissions. These websites offer a wide breadth of products, often across multiple brands, have growing booking and review capabilities, and may create the perception that they offer the lowest prices. Some of these online travel agents and intermediaries have strong marketing budgets and aim to create brand awareness and brand loyalty among consumers and may seek to commoditise hotel brands through price and attribute comparison. Further, if these companies continue to gain market share, they will impact the Group’s profitability, undermine the Group’s own booking channels and value to its hotel owners and may be able to increase commission rates and negotiate other favourable contract terms.

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

IHG Annual Report and Form 20-F 2014

Group information continued

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

The Group is exposed to inherent risks in relation to changing technology and systems

As the use of internet and mobile technology grows and customer needs evolve at pace, the Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems may put the Group at a competitive disadvantage. In addition, the technologies or systems that the Group chooses to deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. As a result, this could adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, incur substantial costs or face other losses. This could further impact the Group’s reputation in regards to innovation.

The Group is exposed to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants

While the strategy of the Group is to extend the hotel network through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities, strategic acquisitions and to maintain and improve owned hotels. The Group is reliant upon having financial strength and access to borrowing facilities to meet these expected capital requirements. The majority of the Group’s borrowing facilities are only available if the financial covenants in the facilities are complied with. Non-compliance with covenants could result in the Group’s lenders demanding repayment of the funds advanced. If the Group’s financial performance does not meet market expectations, it may not be able to refinance existing facilities on terms considered favourable.

The Group is exposed to the risk of litigation

Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation claims made by many parties, including but not limited to: guests, customers, joint-venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of the hotels it manages. Claims filed in the US may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group’s results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands.

Operational risks

The Group is reliant on the reputation of its brands and exposed to inherent reputation risks, including those associated with intellectual property

Any event that materially damages the reputation of one or more of the Group’s existing or new brands and/or fails to sustain the appeal of the Group’s existing or new brands to its customers and owners may have an adverse impact on the value of that brand and subsequent revenues from that brand or business. In particular, if the Group is unable to create consistent, valued, and quality products and guest experiences across the owned, managed and franchised estates, or if the Group, its franchisees or business partners fail to act responsibly, this could result in an adverse impact on its brand reputation. In addition, the value of the Group’s brands could be influenced by a number of external factors outside the Group’s control, such as, but not limited to, changes in sentiments against global brands, changes in applicable regulations related to the hotel industry or to franchising, successful commoditisation of hotel brands by online travel agents and intermediaries, or changes in owners’ perceptions of the value of the Group. Furthermore, given the importance of brand recognition to the Group’s business, the protection of its intellectual property poses a risk due to the variability and changes in controls, laws and effectiveness of enforcement globally. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group’s brands and its ability to develop the business.

The Group is reliant upon the resilience of its reservations system and other key technology platforms and is exposed to risks that could cause the failure of these systems

The value of the Group is partly derived from the ability to drive reservations through its reservations system and technology platforms which are highly integrated with internal processes and linked to multiple sales channels, including the Group’s own websites, call centres, hotels, third-party intermediaries and travel agents.

Lack of resilience and operational availability of these systems provided by the Group or third-party technology providers could lead to prolonged service disruption and might result in significant business interruption, impact the guest booking experience and subsequently adversely impact Group revenues.

The Group is exposed to the risks related to information security and data privacy

The Group is increasingly dependent upon the availability, integrity and confidentiality of information, including, but not limited to, guest and employee credit card, financial and personal data; and business performance, financial reporting and commercial development. The information is sometimes held in different formats such as digital, paper, voice recordings and video and could be stored in many places, including facilities managed by third-party service providers. The threats towards the Group’s information are dynamic, and include cyber attacks, fraudulent use, loss or misuse by employees and breaches of our vendors’ security arrangements amongst others. The legal and regulatory environment around data privacy and requirements set out by the payment card industry surrounding information security across the many jurisdictions in which the Group operates are constantly evolving. If the Group fails to appropriately protect information and ensure relevant controls are in place to enable the appropriate use and release of information through the appropriate channels in a timely and accurate manner, IHG System performance, guest experience and the reputation of the Group may be adversely affected. This can lead to revenue losses, fines, penalties, legal fees and other additional costs.

The Group is exposed to a variety of risks associated with safety, security and crisis management

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include, but are not limited to, exceptional events such as extreme weather, civil or political unrest, violence and terrorism, serious and organised crime, fraud, employee dishonesty, cyber crime, pandemics, fire and day-to-day accidents, incidents and petty crime which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation and impact reputation. Serious incidents or a combination of events could escalate into a crisis which, if managed poorly, could further expose the Group and its brands to significant reputational damage.

The Group requires the right people, skills and capability to manage growth and change

In order to remain competitive, the Group must employ the right people. This includes hiring and retaining highly skilled employees with particular expertise or leadership capability. The implementation of the Group’s strategic business plans could be undermined by failure to build a resilient corporate culture, failure to recruit or retain key personnel, unexpected loss of key senior employees, failures in the Group’s succession planning and incentive plans, or a failure to invest in the development of key skills.

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

The Group is required to comply with existing and changing regulations across numerous countries, territories and jurisdictions

Government regulations affect countless aspects of the Group’s business ranging from corporate governance, health and safety, the environment, bribery and corruption, employment law and diversity, disability access, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the Group’s strategy, including the markets the

Group operates in, brand protection, and use or transmittal of customer data. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of licence to operate or reputational damage.

The Group is exposed to risks related to ethics and responsible business practices

The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of stakeholder groups such as guests, owners, suppliers and communities in which the Group operates. The social and environmental impacts of its business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to (or fails to influence its business partners to) undertake responsible practices and engage in ethical behaviour, or fails to comply with relevant regulatory requirements.

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

IHG Annual Report and Form 20-F 2014

Group information continued

Executive Committee members’ shareholdings

Shares held by Executive Committee members (excluding the Executive Directors) as at 31 December

Executive
Committee member	Number of shares held outright		APP deferred share awards		LTIP share awards (unvested)		Total number of shares held
	2014	2013	2014	2013	2014	2013	2014	2013
Keith Barr	22,522	24,399	29,829	27,695	106,630	111,079	158,981	163,173
Angela Brav	32,724	19,286	24,473	22,501	97,462	99,650	154,659	141,437
Kenneth Macpherson	7,472	1,797	8,330	8,421	64,713	41,654	80,515	51,872
Eric Pearson	1,998	65,293	25,021	22,356	102,940	103,553	129,959	191,202
Jan Smits	30,476	106,350	32,037	28,738	104,445	116,234	166,958	251,322
George Turner	0	3,277	30,896	35,893	95,399	106,100	126,295	145,270

Details of the shares held by the Executive Directors can be found on page 74. These shareholdings include all beneficial interests and those held by Executive Committee members’ spouses and other connected persons.

For further details on the APP deferred share award and for the LTIP share award, see pages 80 and 82 to 85.

Description of securities other than equity securities

Fees and charges payable to a depositary

Category (as defined by SEC)	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:

•   share distributions, stock split, rights, merger; and

•   exchange of securities or any other transactions or event or other distribution affecting the ADSs or the deposited securities

$5 for each 100 ADSs (or portion thereof)
(b) Receiving or distributing dividends	Distribution of stock dividends Distribution of cash	$5 for each 100 ADSs (or portion thereof) $0.02 or less per ADS (or portion thereof)
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5 for each 100 ADSs (or portion thereof)
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS
(f) General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs

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

•   expenses of the ADR Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency); and

•   any other charge payable by the ADR Depositary or its agents

Expenses payable at the sole discretion of the Depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions are $20 per transaction

1 These fees are not currently being charged by the ADR Depositary.

Fees and charges payable by a depositary

Direct payments

JPMorgan Chase Bank N.A. (JPMorgan or the ADR Depositary) is the depositary for IHG’s ADR Programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 4 New York Plaza, 12th Floor, New York, NY 10004 United States of America. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR Programme and incurred by the Company in connection with the ADR Programme. During the year ended 31 December 2014, the Company received $490,478.87 from the ADR Depositary in respect of legal, accounting and other fees incurred in connection with preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements, investor relations programmes, and advertising and public relations expenditure.

Indirect payments

As part of its service to the Company, the ADR Depositary has agreed to waive fees for the standard costs associated with the administration of the ADR Programme, associated operating expenses and investor relations advice. In the year ended 31 December 2014, the ADR Depositary agreed to waive fees and expenses amounting to $20,000.

Articles of Association

The Company’s articles of association (the Articles) were adopted at the AGM held on 28 May 2010 and are available on the Company’s website at www.ihgplc.com/investors under corporate governance. The following summarises material rights of holders of the Company’s ordinary shares under the material provisions of the Articles and English law. This summary is qualified in its entirety by reference to the Companies Act and the Articles.

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

Further, a Director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company, nor may he count in the quorum of the meeting at which such business is transacted. This is subject to certain exceptions, including in relation to proposals: (a) indemnifying him in respect of obligations incurred on behalf of the Company; (b) indemnifying a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee; (c) relating to an offer of securities in which he will be interested as an underwriter; (d) concerning another body corporate in which the Director is beneficially interested in less than one per cent of the issued shares of any class of shares of such a body corporate; (e) relating to an employee benefit in which the Director will share equally with other employees; and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of Directors of the Company in respect of actions undertaken as Directors (or officers) of the Company.

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

The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all monies borrowed by the Company and its subsidiaries shall not exceed an amount equal to three times the Company’s share capital and consolidated reserves, unless sanctioned by an ordinary resolution of the Company.

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

IHG Annual Report and Form 20-F 2014

Group information continued

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

The Articles specify that each Director shall retire every three years at the AGM and, unless otherwise decided by the Directors, shall be eligible for re-election. However, the Code recommends that all directors of FTSE 350 companies submit themselves for election or re-election (as appropriate) by shareholders every year. Therefore, all Directors will retire and offer themselves for election or re-election at the 2015 AGM.

Variation of rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of that class.

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

In the UK, there is in place a national minimum wage under the National Minimum Wage Act. At 31 December 2014, the minimum wage for individuals between 18 and under the age of 21 was £5.13 per hour and £6.50 per hour for individuals age 21 and above (in each case, excluding apprentices aged under 19 years or, otherwise, in the first year of their apprenticeships). This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK government.

Less than five per cent of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

Material contracts

The following contracts have been entered into otherwise than in the course of ordinary business by members of the Group: (i) in the two years immediately preceding the date of this document in the case of contracts which are or may be material; or (ii) that contain provisions under which any Group member has any obligation or entitlement that is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below.

Disposal of 80 per cent interest in InterContinental New York Barclay

On 19 December 2013, Constellation Barclay Holding US, LLC, which is an affiliate of Constellation Hotels Holding Limited, agreed to acquire, pursuant to a contribution agreement, an 80 per cent interest in a joint venture with IHG’s affiliates to own and refurbish the InterContinental New York Barclay hotel. The 80 per cent interest was acquired for gross cash proceeds of $274 million. IHG’s affiliates hold the remaining 20 per cent interest. The disposal was completed on 31 March 2014.

IHG’s management affiliate has also secured a 30-year management contract on the hotel, which commenced in 2014, with two 10-year extension rights at IHG’s discretion, giving an expected contract length of 50 years.

Constellation Barclay Holding US, LLC and IHG’s affiliates have agreed to invest through the joint venture in a significant refurbishment, repositioning and extension of the hotel. This commenced in 2014 and will take place over a period of approximately 18 months.

Under the contribution agreement, IHG’s affiliates gave certain customary warranties and indemnities to Constellation Barclay Holding US, LLC.

Disposal of interest in InterContinental Paris – Le Grand

On 7 December 2014, a share sale and purchase agreement was entered into between BHR Holdings BV (part of IHG) and Constellation Hotels France Grand SA. Under the agreement, BHR Holdings BV agreed to sell its 100 per cent interest in Société Des Hotels InterContinental France, the owner of InterContinental Paris – Le Grand, to Constellation Hotels France Grand SA. The gross sale proceeds agreed are €330 million in cash.

In connection with the sale, IHG secured a 30-year management contract on the hotel, with three 10-year extension rights at IHG’s discretion, giving an expected contract length of 60 years.

Under the agreement, BHR Holdings BV gave certain customary warranties and indemnities to Constellation Hotels France Grand SA.

Acquisition of the Kimpton Hotels & Restaurants business

On 15 December 2014, a share sale and purchase agreement was entered into between Kimpton Group Holding LLC and Dunwoody Operations, Inc., an affiliate of IHG. Under the agreement, Dunwoody Operations, Inc. agreed to buy a 100 per cent interest in Kimpton Hotel & Restaurant Group, LLC, the principal trading company of the Kimpton group, from Kimpton Group Holding LLC. The purchase completed on 16 January 2015.

Under the agreement, Dunwoody Operations, Inc. gave certain customary warranties and indemnities to the seller.

The purchase price payable by Dunwoody Operations, Inc. in respect of the acquisition was $430 million paid in cash.

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

IHG Annual Report and Form 20-F 2014

Group information continued

Tranche of £400 million 3.875% Notes due 28 November 2022 (2012 Issuance).

The Final Terms issued under each of the 2009 Issuance and the 2012 Issuance provide that the holders of the Notes have the right to repayment if the Notes: (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (Change of Control Period) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment-grade credit rated by the end of the Change of Control Period.

Further details of the Programme and the Notes are set out in the Base Prospectus, a copy of which is available (as is a copy of each of the Final Terms dated 7 December 2009 relating to the 2009 Issuance and the Final Terms dated 26 November 2012 relating to the 2012 Issuance) on the Company’s website at www.ihgplc.com/ investors under financial library for 2009. The Notes issued pursuant to the 2009 Issuance and the Notes issued pursuant to the 2012 Issuance are referred to as ‘£250 million 6% bonds’ and the ‘£400 million 3.875% bonds’ respectively in the Group Financial Statements.

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

The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated net debt to consolidated EBITDA ratio. The margin can vary between LIBOR + 0.90% and LIBOR + 1.70% depending on the level of the ratio. At 31 December 2014, tranches in the sums of US$270m and €75m had been drawn down under the Syndicated Facility.

$400 Million Term Loan Facility

On 13 January 2015, the Company signed a six-month $400 million term loan facility agreement with Bank of America Merrill Lynch International Limited as arranger, facility agent and lender. The Company may elect to extend the repayment date by up to two further periods of six months.

The interest margin payable on borrowings is LIBOR + 0.6%, increasing to LIBOR + 0.8% and LIBOR +1.0% for the first and second six-month extension periods respectively. The facility was fully drawn at 16 February 2015.

Legal proceedings

Group companies have extensive operations in the UK, as well as internationally, and are involved in a number of legal claims and proceedings incidental to those operations. It is the Company’s view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. Notwithstanding the above, the Company notes the matters set out below. Litigation is inherently unpredictable and, as at 16 February 2015, the outcome of these matters cannot be reasonably determined.

A claim was filed on 9 July 2013 by Pan-American Life Insurance Company against Louisiana Acquisitions Corp. and InterContinental Hotels Corporation (IHC). The claimant identified eight causes of action: breach of contract; breach of partnership, fiduciary duties and good faith obligations; fraud; civil conspiracy; conversion; unfair trade practices; unjust enrichment; and alter ego. As at 16 February 2015, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is probable or to estimate the amount of any loss.

On 31 July 2012, the UK’s Office of Fair Trading (OFT) issued a Statement of Objections alleging that the Company (together with Booking.com B.V. and Expedia, Inc.) had infringed competition law in relation to the online supply of room-only hotel accommodation by online travel agents.

The Company has co-operated fully with the investigation. On 31 January 2014, the OFT announced its decision to accept a series of commitments and to conclude its investigation without any finding of infringement or wrongdoing, or the imposition of any fine. On 26 September 2014, the Competition Appeal Tribunal allowed an appeal brought by Skyscanner Limited and quashed the decision to accept the commitments. The Competition and Markets Authority (the OFT’s successor) has decided not to appeal the judgment of the Competition Appeal Tribunal. As at 16 February 2015, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is probable or to estimate the amount of any loss.

A class-action claim was filed on 3 July 2012 by two claimants alleging that InterContinental Hotels of San Francisco, Inc. and InterContinental Hotels Group Resources, Inc. violated California Penal Code 632.7, based upon the alleged improper recording of cellular phone calls originating from California to IHG customer care and reservations centres. The claimants subsequently amended the claim to include Six Continents Hotels, Inc. We are currently involved in settlement discussions with respect to this claim.

Shareholder information

Exchange controls and restrictions on payment of dividends

There are no restrictions on dividend payments to US citizens.

Although there are currently no UK foreign exchange control restrictions on the export or import of the capital or the payment of dividends on the ordinary shares or the ADSs, economic sanctions which may be in force in the UK from time to time impose restrictions on the payment of dividends to persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries.

Other than economic sanctions which may be in force in the UK from time to time, there are no restrictions under the Articles or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares or the ADSs. In addition, the Articles contain certain limitations on the voting and other rights of any holder of ordinary shares whose holding may, in the opinion of the Directors, result in the loss or failure to secure the reinstatement of any licence or franchise from any US governmental agency held by Six Continents Hotels, Inc. or any subsidiary thereof.

Taxation

This section provides a summary of material US federal income tax and UK tax consequences to the US holders, described below, of owning and disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds ordinary shares or ADSs as capital assets. This section does not, however, discuss all of the tax considerations that may be relevant to any particular US holder, such as the provisions of the Internal Revenue Code of 1986, as amended (IR Code) known as the Medicare Contribution tax or tax consequences to US holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ordinary shares or ADSs as part of a straddle, conversion transaction, integrated transaction or wash sale, or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organisations;

•	persons who acquired the Company’s ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise in connection with employment; or

•	persons who, directly or indirectly, own 10 per cent or more of the Company’s voting stock.

This section does not generally deal with the position of a US holder who is resident in the UK for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the UK through a branch, agency or permanent establishment to which such ADSs or ordinary shares are attributable (‘trading in the UK’).

As used herein, a ‘US holder’ is a person who, for US federal income tax purposes, is a beneficial owner of ordinary shares or ADSs and is: (i) a citizen or individual resident of the US; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the US or any political subdivision thereof; (iii) an estate whose income is subject to US federal income tax regardless of its source; or (iv) a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

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

Investors should consult their own tax advisors regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

Taxation of dividends

UK taxation

Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

A US holder who is not resident for UK tax purposes in the UK and who is not trading in the UK will generally not be liable for UK taxation on dividends received in respect of the ADSs or ordinary shares.

US federal income taxation

A US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of the Company’s current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of

IHG Annual Report and Form 20-F 2014

Shareholder information continued

capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because the Company has not historically maintained, and does not currently maintain, books in accordance with US tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company’s current and accumulated earnings and profits as computed for US federal income tax purposes. As a result, it is expected that amounts distributed will be reported to the Internal Revenue Service (IRS) as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute “qualified dividend income”. The Company expects that dividends paid by the Company with respect to the ADSs will constitute qualified dividend income. US holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

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

US federal income taxation

A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and its tax basis in the ordinary shares or ADSs, each determined in US dollars. Such capital gain or loss will be long-term capital gain or loss where the US holder has a holding period greater than one year. Losses may also be treated as long-term capital losses to the extent of certain “extraordinary dividends” that qualified for the preferential tax rates on qualified dividend income described above. The capital gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

PFIC rules

The Company believes that it was not a PFIC for US federal income tax purposes for its 2014 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125 per cent of the average amount of distributions received during a specified prior period), and the preferential rates for qualified dividend income received by certain non-corporate US holders would not apply.

Certain elections may be available (including a market-to-market election) to US holders that would result in alternative treatments of the ordinary shares or ADSs. If the Company were to be treated as a PFIC in any taxable year in which a US holder held ordinary shares or ADSs, a US holder will generally be required to file IRS Form 8621 with their annual US federal income tax returns, subject to certain exceptions.

Additional tax considerations

UK inheritance tax

An individual who is neither domiciled nor deemed domiciled in the UK (under certain UK rules relating to previous domicile or long residence) is only chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. As a matter of UK law, it is not clear whether the situs of an ADS for UK inheritance tax purposes is determined by the place where the depositary is established and records the entitlements of the deposit holders, or by the situs of the underlying share which the ADS represents, but the UK tax authorities may take the view that the ADSs, as well as the ordinary shares, are or represent UK situs assets.

However, an individual who is domiciled in the US (for the purposes of the Estate and Gift Tax Convention (Convention), and is not a UK national as defined in the Convention will not be subject to UK inheritance tax (to the extent UK inheritance tax applies) in respect of the ordinary shares or ADSs on the individual’s death or on a transfer of the ordinary shares or ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ordinary shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ordinary shares or ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the US and was not a UK national. If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual’s estate is reduced as a result of any transfer made by way of gift or other undervalue transfer, broadly within seven years of death, and in certain other circumstances. Where the ordinary shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for either a credit against US federal tax liabilities for UK inheritance tax paid or for a credit against UK inheritance tax liabilities for US federal tax paid, as the case may be.

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

Summary of significant corporate governance differences from NYSE listing standards

The Group’s statement of compliance with the principles and provisions specified in the UK Corporate Governance Code issued by the Financial Reporting Council in the UK in 2012 (the Code) is set out on pages 70 to 72.

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

IHG Annual Report and Form 20-F 2014

Shareholder information continued

Independent Directors

The Code’s principles recommend that at least half the Board, excluding the Chairman, should consist of independent Non-Executive Directors. As at 16 February 2015, the Board consisted of the Chairman, independent at the time of his appointment, three Executive Directors and seven independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE set out five bright line tests for director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chairman and Chief Executive Officer

The Code recommends that the Chairman and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chairman and Chief Executive Officer were, as at 16 February 2015 and throughout 2014, fulfilled by separate individuals.

Committees

The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have both remuneration and nominating/corporate governance committees composed entirely of independent directors, as defined under the NYSE rules. The Company’s Nomination Committee consists only of Non-Executive Directors and the Company’s Audit and Remuneration Committees consists entirely of Non-Executive Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/governance committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nomination Committee is only responsible for nominating, for approval of the Board, candidates for appointment to the Board, though it also assists in developing the role of the Senior Independent Director. The Company’s Nomination Committee consists of the Chairman of the Company and all the independent Non-Executive Directors.

The Chairman of the Company is not a member of either of the Remuneration or the Audit Committees. As set out on page 65, the Audit Committee is chaired by an independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criteria under US rules for an “audit committee financial expert”.

Non-Executive Director meetings

Non-management directors of US companies must meet on a regular basis without management present, and independent directors must meet separately at least once per year. The Code requires: (i) the Board Chairman to hold meetings with the Non-Executive Directors without the Executive Directors present; and (ii) the Non-Executive Directors to meet at least annually without the Chairman present to appraise the Chairman’s performance. The Company’s Non-Executive Directors have met without Executive Directors being present, and intend to continue this practice, after every Board meeting if possible.

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

Code of Conduct

The NYSE requires companies to adopt a code of business conduct and ethics, applicable to directors, officers and employees. Any waivers granted to directors or officers under such a code must be promptly disclosed. As set out on page 74, IHG’s Code of Conduct is applicable to all Directors, officers and employees, and further information on the Code of Conduct is available on the Company’s website at www.ihgplc.com/investors under corporate governance. No waivers have been granted under the Code of Conduct.

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

Selected five-year consolidated financial information

The selected consolidated financial data set forth in the table on the next page for the years ended 31 December 2010, 2011, 2012, 2013 and 2014 has been prepared in accordance with IFRS as issued by the IASB and in accordance with IFRS as adopted by the EU, and is derived from the Group Financial Statements, which have been audited by its independent registered public accounting firm, Ernst & Young LLP.

IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group Financial Statements for the years presented. The selected consolidated financial data set forth on the next page should be read in conjunction with, and is qualified in its entirety by reference to, the Group Financial Statements and Notes thereto included elsewhere in this Annual Report and Form 20-F.

Group income statement data

For the year ended 31 December	2014	2013	2012	2011	2010
	($m, except earnings per ordinary share)
Revenue[1]	1,858	1,903	1,835	1,768	1,628
Total operating profit before exceptional operating items	651	668	605	548	438
Exceptional operating items[1]	29	5	(4)	57	(7)
Total operating profit[1]	680	673	601	605	431
Financial income	3	5	3	2	2
Financial expenses	(83)	(78)	(57)	(64)	(64)
Profit before tax	600	600	547	543	369
Tax:
On profit before exceptional items	(179)	(175)	(151)	(117)	(96)
On exceptional operating items	(29)	(6)	1	(4)	1
Exceptional tax	–	(45)	141	43	–
	(208)	(226)	(9)	(78)	(95)
Profit after tax:	392	374	538	465	274
Gain on disposal of discontinued operations, net of tax	–	–	–	–	2
Profit for the year	392	374	538	465	276

Attributable to:
Equity holders of the parent	391	372	537	465	276
Non-controlling interest	1	2	1	–	–
Profit for the year	392	374	538	465	276
Earnings per ordinary share:
Continuing operations:
Basic	158.3¢	140.9¢	187.1¢	160.9¢	95.1¢
Diluted	156.4¢	139.3¢	183.9¢	157.1¢	92.6¢
Total operations:
Basic	158.3¢	140.9¢	187.1¢	160.9¢	95.8¢
Diluted	156.4¢	139.3¢	183.9¢	157.1¢	93.2¢
[1] Relates to continuing operations. Group statement of financial position data
31 December	2014	2013 (restated1)	2012 (restated1)	2011 (restated1)	2010 (restated1)
	($m, except number of shares)
Goodwill and intangible assets	643	518	447	400	358
Property, plant and equipment	741	1,169	1,056	1,362	1,690
Investments and other financial assets	368	321	239	243	178
Non-current trade and other receivables	3	–	–	–	–
Retirement benefit assets	8	7	99	21	5
Non-current tax receivable	34	16	24	41	–
Deferred tax assets	87	108	204	106	88
Current assets	624	700	852	784	659
Assets classified as held for sale	310	228	534	217	–
Total assets	2,818	3,067	3,455	3,174	2,978
Current liabilities	943	928	972	1,066	1,136
Long-term debt	1,569	1,269	1,242	670	776
Net (liabilities) / assets	(717)	(74)	317	555	278
Equity share capital	178	189	179	162	155
IHG shareholders’ equity	(725)	(82)	308	547	271
Number of shares in issue at end of the year (millions)	248	269	268	290	289

1 Restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities’ (Amendments to IAS 32), see page 107.

IHG Annual Report and Form 20-F 2014 Shareholder information continued

Return of funds

Since March 2004, the Group has returned over £4.8bn of funds to shareholders by way of special dividends, capital returns and share repurchase programmes.

On 2 May 2014, the Company announced a $750m return of funds to shareholders via special dividend with share consolidation. The special dividend was paid on 14 July 2014.

Return of funds programme	Timing	Total return	Returned to date
£501m special dividend[1]	Paid in December 2004	£501m	£501m
£250m share buyback	Completed in 2004	£250m	£250m
£996m capital return[1]	Paid in July 2005	£996m	£996m
£250m share buyback	Completed in 2006	£250m	£250m
£497m special dividend[1]	Paid in June 2006	£497m	£497m
£250m share buyback	Completed in 2007	£250m	£250m
£709m special dividend[1]	Paid in June 2007	£709m	£709m
£150m share buyback	n/a2	£150m	£120m
$500m special dividend[1,3]	Paid in October 2012	£315m4 ($500m)	£315m ($505m)[5]
$500m share buyback	Completed in 2014	£315m4 ($500m)	£315m ($500m)[6]
$350m special dividend	Paid in October 2013	£229m7 ($350m)	£228m ($355m)[8]
$750m special dividend[1]	Paid in July 2014	£447m9 ($750m)	£446m ($763m)[10]
Total		£4,909m	£4,877m

[1]	Accompanied by a share consolidation.
[2]	This programme was superseded by the share buyback programme announced on 7 August 2012.
[3]	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.
[4]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.
[5]	Sterling dividend translated at $1=£0.624.
[6]	Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).
[7]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.
[8]	Sterling dividend translated at $1=£0.644.
[9]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.
[10]	Sterling dividend translated at $1=£0.5845.

Purchases of equity securities by the Company and affiliated purchasers

The Group’s $500m share repurchase programme was announced on 7 August 2012 and completed on 29 May 2014. As at 31 December 2014, 17,339,845 shares had been repurchased at an average price of 1,811.7674 pence per share (approximately £314m).

Period of financial year	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programmes	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programmes
Month 1	350,249	2,007.8500	nil	18,855,008[1]
Month 2	1,617,551	1,950.2062	770,412	18,084,596[1]
Month 3	2,354,577	1,914.9212	2,354,577	15,730,019[1]
Month 4 (no purchases this month)	nil	nil	nil	15,730,019[1]
Month 5	296,984	2,259.9608	296,984	25,620,046[2]
Month 6	8	2,311.0000	nil	23,611,725[3]
Month 7 (no purchases this month)	nil	nil	nil	23,611,725[3]
Month 8 (no purchases this month)	nil	nil	nil	23,611,725[3]
Month 9 (no purchases this month)	nil	nil	nil	23,611,725[3]
Month 10 (no purchases this month)	nil	nil	nil	23,611,725[3]
Month 11 (no purchases this month)	nil	nil	nil	23,611,725[3]
Month 12	461,815	2,580.3724	nil	23,611,725[3]

[1]	Reflects the resolution passed at the Company’s AGM held on 24 May 2013.
[2]	Reflects the resolution passed at the Company’s AGM held on 2 May 2014.
[3]	Reflects the resolution passed at the Company’s General Meeting held on 30 June 2014.

During the financial year ended 31 December 2014, 1,659,203 ordinary shares were purchased by the Company’s Employee Share Ownership Trust, at prices ranging from 1,928 pence to 2,633 pence per share, for the purpose of satisfying future share awards to employees.

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

	£ per ordinary share		$ per ADS[1]
Year ended 31 December	high	low	high	low
2010	12.66	8.87	20.04	13.84
2011	14.35	9.55	23.28	15.27
2012	17.25	11.57	27.82	17.99
2013	20.39	17.07	33.54	26.90
2014	27.10	18.66	42.51	30.88
Quarters in the year ended 31 December
2013
First quarter	20.22	17.07	30.64	27.82
Second quarter	20.39	17.37	30.61	26.90
Third quarter	20.30	17.88	31.08	27.77
Fourth quarter	20.25	17.63	33.54	28.27
2014
First quarter	20.47	18.66	34.08	30.88
Second quarter	24.21	19.04	41.51	31.60
Third quarter	24.75	21.99	42.51	36.84
Fourth quarter	27.10	21.20	42.38	34.03
2015
First quarter (to 16 February 2015)	27.56	25.33	41.57	38.32
Month ended
August 2014	23.75	21.99	40.02	37.15
September 2014	24.45	22.85	39.85	36.84
October 2014	23.69	21.20	38.01	34.03
November 2014	27.10	24.03	42.38	38.25
December 2014	26.39	24.17	41.30	37.63
January 2015	27.56	25.33	41.57	38.32
February 2015 (to 16 February 2015)	26.76	25.88	41.37	39.24

[1]	Fluctuations in the exchange rates between sterling and the US dollar will affect the dollar equivalent of the sterling price of the ordinary shares on the LSE and, as a result, are likely to affect the market price of ADSs.

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend		Total dividend		Special dividend
	pence	cents	pence	cents	pence	cents	pence		cents
2014	14.8	25.0	33.8	52.0	48.6	77.0	174.9	[1]	293.0	[1]
2013	15.1	23.0	28.1	47.0	43.2	70.0	87.1		133.0
2012	13.5	21.0	27.7	43.0	41.2	64.0	108.4	[1]	172.0	[1]
2011	9.8	16.0	24.7	39.0	34.5	55.0	–		–
2010	8.0	12.8	22.0	35.2	30.0	48.0	–		–
2009	7.3	12.2	18.7	29.2	26.0	41.4	–		–
2008[2]	6.4	12.2	20.2	29.2	26.6	41.4	–		–
2007	5.7	11.5	14.9	29.2	20.6	40.7	200	[1]	–
2006	5.1	9.6	13.3	25.9	18.4	35.5	118	[1]	–
2005	4.6	8.1	10.7	18.7	15.3	26.8	–		–
2004	4.3	7.7	10.0	19.1	14.3	26.8	72.0	[1]	–
2003	4.05	6.8	9.45	17.4	13.5	24.2	–		–

[1]	Accompanied by a share consolidation.
[2]	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling immediately before announcement.

IHG Annual Report and Form 20-F 2014 Shareholder information continued

Shareholder profiles

Shareholder profile by type as at 31 December 2014

Category of shareholdings	Number of shareholders	Percentage total of shareholders	Number of ordinary shares	Percentage of issued share capital See chart g
¢ Private individuals	41,572	92.77	13,885,472	5.88
¢ Nominee companies	1,428	3.18	194,775,369	82.49
¢ Limited and public limited companies	1,647	3.68	12,813,041	5.43
¢ Other corporate bodies	159	0.35	14,004,127	5.93
¢ Pension funds, insurance companies and banks	7	0.02	639,247	0.27
Total	44,813	100	236,117,256	100

Shareholder profile by size as at 31 December 2014

Range of shareholdings	Number of shareholders	Percentage total of shareholders	Number of ordinary shares	Percentage of issued share capital See chart g
¢ 1 – 199	28,412	63.40	1,801,918	0.76
¢ 200 – 499	8,696	19.41	2,774,193	1.17
¢ 500 – 999	4,029	8.99	2,820,987	1.19
¢ 1,000 – 4,999	2,808	6.27	5,309,076	2.25
¢ 5,000 – 9,999	237	0.53	1,666,106	0.71
¢ 10,000 – 49,999	306	0.68	7,239,768	3.07
¢ 50,000 – 99,999	95	0.21	6,746,779	2.86
¢ 100,000 – 499,999	146	0.33	31,810,194	13.47
¢ 500,000 – 999,999	42	0.09	30,898,339	13.09
¢ 1,000,000 and above	42	0.09	145,049,896	61.43
Total	44,813	100	236,117,256	100

Shareholder profile by geographical location as at 31 December 2014

Country/ Jurisdiction				Percentage of issued share capital[1] See chart g
¢ UK				50.3
¢ Rest of Europe				12.1
¢ US (including ADRs)				33.6
¢ Rest of World				4.0
Total				100

[1]	The geographical profile presented is based on an analysis of shareholders (by manager) of 40,000 shares or above where geographical ownership is known. This analysis only captures 88.8% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/88.8 (1.126) to achieve the figures shown in the table above.

As of 13 February 2015, 15,835,637 ADSs equivalent to 15,835,637 ordinary shares, or approximately 6.7 per cent of the total issued share capital, were outstanding and were held by 685 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.

As of 13 February 2015, there were a total of 44,627 record holders of ordinary shares, of whom 249 had registered addresses in the US and held a total of 670,170 ordinary shares (0.27 per cent of the total issued share capital).

Useful information

Investor information

Website and electronic communication

As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2014 has been made available to shareholders through our website at www.ihgplc.com/investors under financial library.

Shareholders may electronically appoint a proxy to vote on their behalf at the 2015 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

Shareholder hotel discount

IHG offers discounted hotel stays (subject to availability) for registered shareholders only, through a controlled access website. This is not available to shareholders who hold shares through nominee companies, ISAs or ADRs. For further details please contact the Company Secretariat department (see page 180).

Responsible Business Report

In line with our commitment to responsible business practices, this year we have decided to produce a broader Responsible Business Report showcasing our approach to responsible business and progress against our corporate responsibility targets. This can be viewed at www.ihgplc.com/responsiblebusiness

IHG® Shelter in a Storm

IHG Shelter in a Storm enables IHG to support our hotels and local communities, employees and guests when a disaster occurs, by providing immediate and vital assistance.

To make a donation to the programme, visit the secure payment page at www.ihgshelterinastorm.com

Registrar

For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder’s change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company’s Registrar, Equiniti, on 0871 384 21321,2 (calls from within the UK) or +44 (0) 121 415 7034 (calls from outside the UK).

Dividend services

Dividend Reinvestment Plan (DRIP)

The Company offers a DRIP for shareholders to purchase additional IHG shares with their cash dividends. For further information about the DRIP, please contact our Registrar helpline on 0871 384 22681,2. A DRIP application form and information booklet are available at www.shareview.co.uk/products/pages/applyforadrip.aspx

Bank mandate

We encourage shareholders to have their dividends paid directly into their UK bank or building society account, to ensure efficient payment and clearance of funds on the payment date. For further information, please contact our Registrar (see page 180).

Overseas payment service

It is also possible for shareholders to have their dividends paid direct to their bank account in a local currency. Charges are payable for this service. Further information is available at www.shareview.co.uk/shareholders/pages/

overseaspayments.aspx

Out-of-date/unclaimed dividends

If you think that you have out-of-date dividend cheques or unclaimed dividend payments, please contact our Registrar (see page 180).

Individual Savings Account (ISA)

Equiniti offers a Stocks and Shares ISA that can invest in IHG shares. For further information, please contact Equiniti on 0871 384 22441,2.

Share dealing services

Equiniti offers the following share dealing facilities:

Postal dealing

For more information, call 0871 384 22481,2

Telephone dealing

For more information, call 0845 603 70371,3

Internet dealing

For more information, visit www.shareview.co.uk

Changes to the base cost of IHG shares

Details of all the changes to the base cost of IHG shares held from April 2003 to December 2014, for UK Capital Gains Tax purposes, may be found on our website at www.ihgplc.com/investors under shareholder centre/tax information.

‘Gone away’ shareholders

Working with ProSearch (an asset reunification company), we continue to look for shareholders who have not kept their contact details up to date. We have funds waiting to be claimed and are committed to doing what we can to pay these to their rightful owners. For further details, please contact ProSearch on 01732 741 411 or email info@prosearchassets.com

Shareholder security

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

American Depositary Receipts (ADRs)

The Company’s shares are listed on the NYSE in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol ‘IHG’. Each ADR represents one ordinary share. All enquiries regarding ADR holder accounts and payment of dividends should be directed to JPMorgan Chase Bank, N.A., our ADR Depositary bank (contact details shown on page 180).

Documents on display

Documents referred to in this Annual Report and Form 20-F that are filed with the SEC can be found at the SEC’s public reference room located at 100 F Street, NE Washington, D.C. 20549, for further information and copy charges please call the SEC at 1-800-SEC-0330. The Company’s SEC filings since 22 May 2002 are also publicly available through the SEC’s website at www.sec.gov. Copies of the Company’s Articles can be obtained via the website at www.ihgplc.com/investors under corporate governance or from the Company’s registered office on request.

[1]	Calls cost 8p per minute plus network extras.
[2]	Lines are open from 8.30am to 5.30pm Monday to Friday, excluding UK public holidays.
[3]	Lines are open from 8.00am to 4.30pm Monday to Friday, excluding UK public holidays.

IHG Annual Report and Form 20-F 2014

Useful information continued

Financial calendar

2014
Special dividend of 174.9p per share (293¢ per ADR):	Payment date	14 July
Interim dividend of 14.8p per share (25.0¢ per ADR):	Payment date	26 September
Financial year end		31 December
2015
Announcement of Preliminary Results for 2014		17 February
2014 Final dividend of 33.8p per share (52.0¢ per ADR):	Ex-dividend date	2 April
	Record date	7 April
Announcement of 2015 First Quarter Interim Management Statement		8 May
Annual General Meeting		8 May
2014 Final dividend of 33.8p per share (52.0¢ per ADR):	Payment date	15 May
Announcement of Half-Year Results for 2015		30 July
2015 Interim dividend:	Payment date	October
Announcement of 2015 Third Quarter Interim Management Statement		20 October
Financial year end		31 December
2016
Announcement of Preliminary Results for 2015		February

Contacts

Registered office

Broadwater Park, Denham,

Buckinghamshire, UB9 5HR, UK

Telephone:

+44 (0) 1895 512 000

Fax :

+44 (0) 1895 512 101

www.ihgplc.com

For general information about the Group’s business, please contact the Corporate Affairs department at the above address. For all other enquiries, please contact the Company Secretariat department at the above address.

Registrar

Equiniti, Aspect House, Spencer Road,

Lancing, West Sussex, BN99 6DA, UK

Telephone:

0871 384 2132[1,2] (UK calls)

+44 (0) 121 415 7034 (non-UK calls)

www.shareview.co.uk

ADR Depositary

JPMorgan Chase Bank N.A.

PO Box 64504, St. Paul

MN 55120-0854, USA

Telephone:

+1 800 990 1135 (US calls) (toll-free)

+1 651 453 2128 (non-US calls)

Email: jpmorgan.adr@wellsfargo.com

www.adr.com

Auditor

Ernst & Young LLP

Investment bankers

Bank of America Merrill Lynch

Goldman Sachs

Solicitors

Freshfields Bruckhaus Deringer LLP

Stockbrokers

Bank of America Merrill Lynch

Goldman Sachs

IHG® Rewards Club

If you wish to enquire about,

or join IHG Rewards Club, visit

www.ihg.com/rewardsclub or telephone:

0871 226 1111[3] (Europe)

+1 888 211 9874[4] (US and Canada)

+1 800 272 9273[4] (Mexico)

+1 801 975 3063[5] (English) (Central and South America)

+1 801 975 3013[5] (Spanish) (Central and South America)

+971 4 429 0530[5] (Middle East and Africa)

+02 9935 8362[5] (Australia)

+86 21 2033 4848[5] (Mandarin and Cantonese) (China and Hong Kong)

+81 3 5767 9325[5] (Japan)

+63 2 857 8778[5] (Korea)

+63 2 857 8788[5] (all other countries in Asia Pacific)

[1]	For those with hearing difficulties a text phone is available on 0871 384 2255[2] for UK callers with compatible equipment.
[2]	Calls cost 8p per minute plus network extras. Lines are open from 8.30am to 5.30pm Monday to Friday, excluding UK public holidays.
[3]	Telephone calls to this number are charged at 10p per minute. Standard network rates apply. Calls from mobiles will be higher.
[4]	Toll free.
[5]	Toll charges apply.

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC:

Exhibit 1[1]	Articles of Association of the Company (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 11 April 2011)
Exhibit 4(a)(i)	$400 million bank facility agreement dated 13 January 2015, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Merrill Lynch International Limited
Exhibit 4(a)(ii)	Share sale and purchase agreement between Kimpton Group Holding LLC and Dunwoody Operations, Inc. dated 15 December 2014
Exhibit 4(a)(iii)	Share sale and purchase agreement relating to InterContinental Paris – Le Grand, between BHR Holdings BV and Constellation Hotels France Grand SA dated 7 December 2014
Exhibit 4(a)(iv)[1]	Contribution agreement relating to InterContinental New York Barclay, between Barclay Operating Corp., InterContinental Hotels Group Resources, Inc., Constellation Barclay Holding US, LLC, and 111 East 48th Street Holdings, LLC dated 19 December 2013 (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)
Exhibit 4(a)(v)[1]	Asset sale and purchase agreement relating to Intercontinental Hotel, Park Lane, London, between Hotel Inter-Continental London Limited, Constellation Hotel (Opco) UK S.A., and Six Continents Limited dated 27 March 2013 (incorporated by reference to Exhibit 4(a)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)
Exhibit 4(a)(vi)[1]	Five-year $1,070 million bank facility agreement dated 7 November 2011, among The Royal Bank of Scotland plc, NB International Finance B.V., Citigroup Global Markets Limited, HSBC Bank plc, Lloyds TSB Bank plc and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 March 2012)
Exhibit 4(a)(vii)[1]	First supplemental trust deed dated 7 July 2011 modifying and restating the Euro Medium Term Note programme governed by a trust deed dated 29 November 2009 (incorporated by reference to Exhibit 4(a)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 March 2012)
Exhibit 4(a)(viii)[1]	Amended and restated trust deed dated 9 November 2012 relating to a £750 million Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited (incorporated by reference to Exhibit 4(a)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 March 2013)
Exhibit 4(c)(i)[1]	Paul Edgecliffe-Johnson’s service contract dated 6 December 2013, commencing on 1 January 2014 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)
Exhibit 4(c)(ii)[1]	Tracy Robbins’ service contract dated 9 August 2011 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 March 2012)
Exhibit 4(c)(iii)[1]	Tom Singer’s service contract dated 26 July 2011 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 March 2012)
Exhibit 4(c)(iv)[1]	Kirk Kinsell’s service contract commencing on 1 August 2010, as amended by a letter dated 5 July 2010 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 11 April 2011)
Exhibit 4(c)(v)[1]	Richard Solomons’ service contract dated 16 March 2011, commencing on 1 July 2011 (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 11 April 2011)
Exhibit 4(c)(vi)[1]	Rules of the InterContinental Hotels Group Long Term Incentive Plan as amended on 26 September 2012 (incorporated by reference to Exhibit 4(c)(v) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 March 2013)
Exhibit 4(c)(vii)[1]	Rules of the InterContinental Hotels Group Annual Bonus Plan as amended on 26 September 2012 (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 March 2013)
Exhibit 4(c)(ix)	Rules of the InterContinental Hotels Group Long Term Incentive Plan as amended on 2 May 2014
Exhibit 4(c)(x)	Rules of the InterContinental Hotels Group Annual Performance Plan as amended on 2 May 2014
Exhibit 8	List of subsidiaries as at 31 December 2014
Exhibit 12(a)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 12(b)	Certification of Paul Edgecliffe-Johnson filed pursuant to 17 CFR 240.13a-14(a)
Exhibit 13(a)	Certification of Richard Solomons and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
Exhibit 15(a)	Consent of independent registered public accounting firm, Ernst & Young LLP

[1]	Incorporated by reference.

IHG Annual Report and Form 20-F 2014

Form 20-F cross-reference guide

Item	Form 20-F caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information:
	3A – Selected financial data	Shareholder information: Selected five-year consolidated financial information	174-175
		Shareholder information: Dividend history	177
	3B – Capitalisation and indebtedness	Not applicable	–
	3C – Reason for the offer and use of proceeds	Not applicable	–
	3D – Risk factors	Group information: Risk factors	162-165
4	Information on the Company
	4A – History and development of the Company	Group information: History and developments	162
		Shareholder information: Return of funds	176
		Useful information: Contact details	180
	4B – Business overview	Strategic Report	2-51
		Group information: Working Time Regulations 1998	169
	4C – Organisational structure	Group Financial Statements: Note 34 – Principal operating subsidiary undertakings	153
	4D – Property, plants and equipment	Strategic Report: Doing business responsibly – IHG’s global greenhouse gas (GHG) emissions	25
		Group Financial Statements: Note 10 – Property, plant and equipment	126
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A – Operating results	Strategic Report: Performance	34-51
		Group Financial Statements: Accounting policies	107-113
	5B – Liquidity and capital resources	Strategic Report: Performance – Liquidity and capital resources	50-51
		Group Financial Statements: Note 17 – Cash and cash equivalents	133
		Group Financial Statements: Note 20 – Financial risk management	135-137
		Group Financial Statements: Note 21 – Loans and other borrowings	138-139
		Group Financial Statements: Note 22 – Derivative financial instruments	139
		Group Financial Statements: Note 23 – Fair value measurement	140-141
	5C – Research and development; intellectual property	Not applicable	–
	5D – Trend information	Strategic Report: Performance	34-51
	5E – Off-balance sheet arrangements	Strategic Report: Performance – Liquidity and capital resources	50-51
	5F – Tabular disclosure of contractual obligations	Strategic Report: Performance – Liquidity and capital resources	50-51
	5G – Safe harbour	Additional Information: Forward-looking statements	186
6	Directors, senior management and employees
	6A – Directors and senior management	Corporate Governance: Who is on our Board of Directors and Who is on our Executive Committee	57-61
	6B – Compensation	Directors’ Remuneration Report	76-91
		Group Financial Statements: Note 25 – Retirement benefits	142-146
		Group Financial Statements: Note 26 – Share-based payments	146-148
	6C – Board practices	Corporate Governance	54-72
	6D – Employees	Strategic Report: Disciplined Execution – Investment in developing great talent	23
		Group Financial Statements: Note 3 – Staff costs and Directors’ emoluments	120
		Group information: Working Time Regulations 1998	169
	6E – Share ownership	Directors’ Report: Director and Executive Committee shareholdings	74
		Directors’ Remuneration Report: Annual Report on Directors’ Remuneration – Scheme interests awarded during 2014	86
		Directors’ Remuneration Report: Annual Report on Directors’ Remuneration – Statement of Directors’ shareholdings and share interests	88
		Group Financial Statements: Note 26 – Share-based payments	146-148
		Group information: Executive Committee members’ shareholdings	166
7	Major shareholders and related party transactions
	7A – Major shareholders	Directors’ Report: Major institutional shareholders	73
		Shareholder information: Shareholder profiles	178
	7B – Related party transactions	Group Financial Statements: Note 14 – Investment in associates and joint ventures	130
		Group Financial Statements: Note 31 – Related party disclosures	152
	7C – Interests of experts and counsel	Not applicable	–
8	Financial Information
	8A – Consolidated statements and other	Directors’ Report: Dividends	73
	financial information	Group Financial Statements	92-153
		Group information: Rights attaching to shares	167-168
	8B – Significant changes	None	–

Item	Form 20-F caption	Location in this document	Page
9	The offer and listing
	9A – Offer and listing details	Shareholder information: Share price information	177
	9B – Plan of distribution	Not applicable	–
	9C – Markets	Shareholder information: Share price information	177
	9D – Selling shareholders	Not applicable	–
	9E – Dilution	Not applicable	–
	9F – Expenses of the issue	Not applicable	–
10	Additional information
	10A – Share capital	Not applicable	–
	10B – Memorandum and articles of association	Group information: Articles of Association	167-168
	10C – Material contracts	Group information: Material contracts	169-170
	10D – Exchange controls	Shareholder information: Exchange controls and restrictions on payment of dividends	171
	10E – Taxation	Shareholder information: Taxation	171-173
	10F – Dividends and paying agents	Not applicable	–
	10G – Statement by experts	Not applicable	–
	10H– Documents on display	Useful information: Investor information – Documents on display	179
	10I – Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Group Financial Statements: Note 20 – Financial risk management	135-137
12	Description of securities other than equity securities
	12A – Debt securities	Not applicable	–
	12B – Warrants and rights	Not applicable	–
	12C – Other securities	Not applicable	–
	12D – American depositary shares	Group information: Description of securities other than equity securities	166-167
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and Procedures
	15A – Controls and Procedures	Shareholder information: Disclosure controls and procedures	173
	15B – Management’s annual report on internal control over financial reporting	Group Financial Statements: Statement of Directors’ Responsibilities – Management’s report on internal control over financial reporting	94
	15C – Attestation report	Group Financial Statements: Independent Auditor’s US Report	99
	15D – Changes in internal controls over financial reporting	Group Financial Statements: Statement of Directors’ Responsibilities: Management’s report on internal control over financial reporting	94
16	16A – Audit committee financial expert	Corporate Governance: Audit Committee Report Shareholder information: Summary of significant corporate governance differences from NYSE listing standards – Committees	65 174
	16B – Code of ethics	Strategic Report: Doing business responsibly	24-25, 74
	16C – Principal accountant fees and services	Corporate Governance: Audit Committee Report – External Auditor	66-67
		Corporate Governance: Audit Committee Report – Non-audit services	67
		Group Financial Statements: Note 4 – Auditor’s remuneration paid to Ernst & Young LLP	120
	16D – Exemptions from the listing standards for audit committees	Not applicable	–
	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases of equity securities by the Company and affiliated purchasers	176
	16F – Change in registrant’s certifying accountant	Not applicable	–
	16G – Corporate governance	Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	173-174
	16H – Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Group Financial Statements	92-153
19	Exhibits	Additional information: Exhibits	181

IHG Annual Report and Form 20-F 2014

Glossary

adjusted

excluding the effect of exceptional items and any relevant tax.

ADR

an American Depositary Receipt, being a receipt evidencing title to an ADS.

ADR Depositary (JPMorgan)

JPMorgan Chase Bank N.A.

ADS

an American Depositary Share as evidenced by an ADR, being a registered negotiable security, listed on the New York Stock Exchange, representing one ordinary share of 15 265⁄329 pence each of the Company.

AGM

Annual General Meeting.

AMEA

Asia, Middle East and Africa.

Annual Report

The Annual Report and Form 20-F in relation to the years ending 31 December 2013 or 2014, as relevant.

APP

Annual Performance Plan.

Articles

the Articles of Association of the Company for the time being in force.

average daily rate or average room rate

rooms revenue divided by the number of room nights sold.

basic earnings per ordinary share

profit available for IHG equity holders divided by the weighted average number of ordinary shares in issue during the year.

capital expenditure

purchases of property, plant and equipment, intangible assets, associate and joint venture investments, and other financial assets.

cash-generating units (CGUs)

the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

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

direct channels

digital and voice.

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

exceptional items

items that are disclosed separately because of their size or nature.

extended-stay

hotels designed for guests staying for periods of time longer than a few nights and tending to have a higher proportion of suites than normal hotels (Staybridge Suites and Candlewood Suites).

fee margin

operating profit as a percentage of revenue, excluding revenue and operating profit from owned and leased hotels, managed leases and significant liquidated damages.

fee revenue

Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages.

franchisee

an operator who uses a brand under licence from the brand owner, IHG.

franchisor

the brand owner, IHG, who licenses brands for use by operators.

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

IHG System size

the number of hotels/rooms franchised, managed, owned and leased by IHG.

indirect channels

online travel intermediaries and business and leisure travel agents.

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

ordinary share

from 9 October 2012 until 30 June 2014, the ordinary shares of 14 194⁄329 pence each in the Company; and from 1 July 2014, the ordinary shares of 15 265⁄329 pence each in the Company.

owner

the ultimate owner of a hotel property.

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

total gross revenue

total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived from hotels owned by third parties.

TSR or Total Shareholder Return

the theoretical growth in value of a shareholding over a period, by reference to the beginning and ending share price, and assuming that dividends, including special dividends, are reinvested to purchase additional units of the equity.

UK

the United Kingdom.

UK DB Plan

the Defined Benefit section of the IC Plan.

UK DC Plan

the Defined Contribution section of the IC Plan.

UK GAAP

United Kingdom Generally Accepted Accounting Practice.

US

the United States of America.

US 401(k) Plan

the Defined Contribution 401(k) plan.

US Deferred Compensation Plan

the Defined Contribution Deferred Compensation Plan.

US dollars, US$, $ or ¢

the currency of the United States of America.

working capital

the sum of inventories, receivables and payables of a trading nature, excluding financing and taxation items.

IHG Annual Report and Form 20-F 2014

Forward-looking statements

The Annual Report and Form 20-F 2014 contain certain forward-looking statements as defined under US legislation (section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chairman’s Statement and in the Chief Executive Officer’s Review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors, they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks of the effect of political and economic developments; the risk of events that adversely impact domestic or international travel; the risks of the hotel industry supply and demand cycle; the Group being subject to a competitive and changing industry; the Group’s exposure to risks related to executing and realising benefits from strategic transactions, including acquisitions; the Group’s dependence upon a wide range of external stakeholders and business partners; the Group’s exposure to increasing competition from online travel agents and intermediaries; the risks related to identifying, securing and retaining franchise and management agreements; the risks in relation to changing technology and systems; the risks associated with the Group’s financial stability and its ability to borrow and satisfy debt covenants; the risk of litigation; the Group’s reliance on the reputation of its brands and exposure to inherent reputation risks, including those associated with intellectual property; the risks involved in the Group’s reliance upon its reservations system and other key technology platforms, and the risks that could cause the failure of these systems; the risks related to information security and data privacy; the risks associated with safety, security and crisis management; the ability to acquire and retain the right people, skills and capability to manage growth and change; compliance with existing and changing regulations across numerous countries, territories and jurisdictions; the risks related to ethics and responsible business practices; and the risks associated with insuring its business.

The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2014.

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

Date: February 26, 2015