Form 20-F
period 2016-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2017-03-02
CIK 858446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10409

InterContinental Hotels Group PLC

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Broadwater Park,

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of 18 318/329 pence each	New York Stock Exchange*

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

Ordinary Shares of 18 318/329 pence each	197,517,380

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

InterContinental Hotels Group

InterContinental Hotels Group PLC

Annual Report and Form 20-F 2016

Annual Report and Form 20-F 2016

*IHG® Rewards Club not applicable to Kimpton® Hotels & Restaurants; to be included at a future date.

www.ihgplc.com

Contents

Strategic Report
2	IHG at a glance
4	Chairman’s statement
6	Chief Executive Officer’s review
8	Industry overview
10	Our preferred brands
12	Our business model
14	Our strategy for high-quality growth
16	Our Winning Model in action: executing our strategy
18	Doing business responsibly
20	Risk management
22	Viability statement
23	Key performance indicators (KPIs)
26	Performance
26	Key performance measures (including Non-GAAP measures) used by management
27	Group
30	Regional highlights
31	The Americas
34	Europe
37	Asia, Middle East and Africa (AMEA)
40	Greater China

Governance
48	Chairman’s overview
49	Corporate Governance
49	Our Board and Committee governance structure
50	Our Board of Directors
52	Our Executive Committee
54	Board meetings
55	Director induction, training and development
55	Board effectiveness evaluation
56	Engagement with shareholders
57	Audit Committee Report
60	Corporate Responsibility Committee Report
61	Nomination Committee Report
62	Statement of compliance with the UK Corporate Governance Code
64	Directors’ Remuneration Report

Group Financial Statements
84	Statement of Directors’ Responsibilities
90	Independent Auditor’s US Report
91	Group Financial Statements
98	Accounting policies
106	Notes to the Group Financial Statements

Additional Information
156	Other financial information
160	Directors’ Report
164	Group information
173	Shareholder information
181	Exhibits
182	Form 20-F cross-reference guide
184	Glossary
186	Useful information
188	Forward-looking statements

The Strategic Report on pages 2 to 45 was approved by the Board on 20 February 2016.

George Turner, Company Secretary

IHG Annual Report and Form 20-F 2016 Strategic Report

STRATEGIC REPORT
GOVERNANCE
GROUP FINANCIAL STATEMENTS
PARENT COMPANY FINANCIAL STATEMENTS
ADDITIONAL INFORMATION

Holiday Inn Cikarang Jababeka, Indonesia, which opened in 2016

Contents IHG Annual Report and Form 20-F 2016 1

IHG at a glance

We have a diverse portfolio of differentiated brands that are well known and loved by millions of guests around the world. Whatever their needs, we have the right hotel brands for both our guests and owners.

We are focused on strengthening our portfolio of preferred brands, building and leveraging scale, and delivering revenue to our hotels through the lowest-cost, direct channels. Our proposition to third-party hotel owners	is highly competitive and drives superior returns for them. We execute an asset-light strategy with a focus on the most attractive, high-growth markets and industry segments. We take a disciplined approach to capital	allocation, investing for the future growth of our brands. This enables us to drive sustainable growth in our profitability and deliver superior shareholder returns over the long term.

OUR BRANDS			FINANCIAL HIGHLIGHTS
Live the InterContinental Life	A different way to stay	Making travel inspiring

Group revenue

$1,715m (-4.9%)

2015: $1,803m

Group operating profit

$678m (-54.8%)

2015: $1,499m

Group operating profit before exceptional items ∎

$707m (+4.0%)

2015: $680m

Total gross revenue in IHG’s System ∎

$24.5bn (+2.1%)

2015: $24.0bn

Total underlying operating profit growth ∎

$61m (+9.5%)

2015: $67m

Revenue per available room (RevPAR) growth

+1.8%

2015: +4.4%

Underlying fee revenue growth ∎

+4.4%

2015: +7.7% (excluding growth arising from the acquisition of Kimpton Hotels & Restaurants) Driven by: +1.8% (2015: 4.4%) RevPAR growth; and 3.1% (2015: 4.8%) net System size growth

Where wellness is built in	Capturing the spirit of Chinese hospitality	Making business travel work
Joy of travel for all	Simple, smart travel	The joy of lifetime vacations
The joy of family holidays	Feel at ease when you stay with us	Your home base

For further information on our brands, see pages 10 and 11.

∎ Use of Non-GAAP measures

In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 26, and reconciliations to IFRS figures, where they have been adjusted, are on pages 156 and 157.

2 IHG Annual Report and Form 20-F 2016 Strategic Report

We are one of the world’s leading hotel companies, whose purpose is to create Great Hotels Guests Love® through delivering our promise of True Hospitality for everyone.	Definition System Hotels/rooms operating under our franchise and management agreements, together with IHG owned and leased hotels/rooms.

OUR SCALE

We predominantly franchise our brands to, and manage hotels on behalf of, third-party hotel owners; our focus is therefore on building preferred brands and strong revenue delivery systems.

Total hotels (rooms) in the IHG System

5,174

(767,135)

2015: 5,032 (744,368)

Franchised hotels (rooms)

4,321

(542,650)

2015: 4,219 (530,748)

Managed hotels (rooms)

845

(222,073)

2015: 806 (211,403)

Owned and leased hotels (rooms)

8

(2,412)

2015: 7 (2,217)

Total hotels (rooms) in the pipeline

1,470

(230,076)

2015: 1,330 (213,916)

For details on central revenue and net central costs, see page 43.

IHG at a glance IHG Annual Report and Form 20-F 2016 3

Chairman’s statement

“The work being done by our colleagues day in, day out, to deliver the real hallmarks of our distinctive brands, and bring each of them to life, is truly outstanding.” Patrick Cescau Chairman

Throughout 2016, we continued to focus on delivering our proven strategy for high-quality growth and enhancing our offer for guests and owners. In what was another year of change for both our sector and the wider world, we once again demonstrated our ability to deliver sustainable growth.

Shaped for success

IHG has a long track record of succeeding in a changing world. As a global business, with a footprint in nearly 100 countries, managing through change and uncertainty is something that we are very used to. Our success comes from having a clear, proven and focused strategy in place, which continues to deliver value in this environment. It is also a result of having a portfolio of brands that mean something to our guests, strong long-term relationships with our owners, and significant global scale.

As the hospitality and consumer landscape continues to evolve, with continued digitisation, changing demographics and further industry consolidation, coupled with broader political, economic and societal change, these core strengths and capabilities will remain at the heart of our success.

Strategic priorities

Against this backdrop, we continue to make sure that we deliver on our strategy in a way that makes sense for different markets and geographies, and that resources are aligned behind the greatest opportunities. This involves staying close to the trends shaping our industry, something we capture each year in our IHG Trends Report (see page 8). The Board’s priority remains to ensure that the business is focused on staying agile and moving at pace, whilst at the same time maintaining our strategic direction and ensuring that we continue to nurture a culture of strong values, develop world-class talent, and maintain trust and integrity with our stakeholders.

Our Board and our culture

Making sure our Board has the right expertise to challenge and support the business in its corporate decision-making is crucial, and is something I personally take very seriously indeed. We regularly review the composition of the Board to ensure that our combined skill set is aligned with the business’ strategic priorities. At the end of 2016, the Board comprised six Non-Executive Directors, myself as Chairman, and two Executive Directors. We are delighted that, effective from 1 March 2017, Malina Ngai will be joining the Board as a Non-Executive Director and she will also sit on the Corporate Responsibility, Nomination and Remuneration Committees. Malina will bring a deep understanding of how consumer-facing, branded companies operate, as well as the role that technology and digital-commerce play in transforming the consumer experience. She also has a truly global perspective and significant insight into the Asian market, which is a key focus for the business.

We are a diverse Board in terms of gender, nationality and age, as well as in the broad range of skills and areas of expertise we collectively bring to the table. Ensuring that we strengthen this breadth, particularly from a regional and gender diversity perspective, will continue to be a key priority for us. This will ensure that the Board has the ability to maintain a high-quality level of discussion and debate, and keep IHG well prepared for the future.

Crowne Plaza Atlanta – Midtown, Georgia, US, which completed a major renovation in 2016

4 IHG Annual Report and Form 20-F 2016 Strategic Report

FULL-YEAR DIVIDEND Five-year progress (¢)

FINAL DIVIDEND 64.0¢ to be paid on 22 May 2017 (2015: 57.5¢)

RETURN OF FUNDS

Since March 2004, the Group has returned over £5.9 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes. A further return of funds of $400 million via a special dividend with share consolidation is proposed in 2017.

Paid during the last five years

•  $500 million paid 22 October 2012

•  $350 million paid 4 October 2013

•  $750 million paid 14 July 2014

•  $500m share buyback completed in 2014

•  $1.5 billion paid 23 May 2016, equivalent to 632.9¢/438.2p per share

We know that, to be truly successful, we must also focus on how we deliver sustainable, high-quality growth. We achieve this through a passionate commitment to instilling IHG’s effective culture and values in our ways of working, and maintaining our deep commitment to conducting business responsibly – a principle that guides the behaviour of our colleagues, and builds trust with consumers and investors.

Shareholder returns

Our close, trusted relationships with our owners, together with our internationally-renowned brands, people, scale and systems, is a powerful combination that continues to deliver outstanding long-term shareholder value.

I am pleased to announce that the Board is recommending a final dividend of 64.0 cents per ordinary share, an increase of 11 per cent on the final dividend for 2015, resulting in a full year dividend of 94.0 cents per share, up 11 per cent on 2015. The Board has also proposed a $400 million special dividend with share consolidation, which will take the total funds returned to shareholders since 2003 to $12.8 billion. With our asset-light strategy concluding in 2015, it is important to note that nearly $5 billion of the total returns has come from IHG’s underlying operations, illustrating the strength of our cash generative business model and ability to deliver sustained organic growth.

Thank you

I spent time in all our regions during the year and visited brands across our portfolio. During this time, I had the opportunity to meet many of our colleagues and have seen first-hand the many improvements that we are making to our brands. I have also spent time with our owners, as well as representatives of the IHG Owners Association, to share ideas, discuss new projects and, alongside our Executive Committee, ensure that we maintain our excellent working relationships.

I am very proud of all the achievements we have made in 2016. The work being done by our colleagues day in, day out, to deliver the real hallmarks of our distinctive brands, and bring each of them to life, is truly outstanding. Their passion and enthusiasm has been a driving factor in our strong – and improving – satisfaction scores (Guest Love), and has fuelled further demand from our owner community, illustrated by another strong year of hotel openings and signings. As we head into 2017, I would like to thank all colleagues for their tireless efforts to create great guest experiences, and our owners for their continued confidence in our business and commitment to driving success.

Patrick Cescau

Chairman

Chairman’s statement IHG Annual Report and Form 20-F 2016 5

Chief Executive Officer’s review

“Underpinning the success of all our brands is a focus on digital leadership. This involves us using new technologies and data to deliver truly relevant experiences.”

Richard Solomons

Chief Executive Officer

KEY HIGHLIGHTS Gross revenue delivered through mobile bookings $1.6bn The launch of Your Rate by IHG® Rewards Club Total hotel signings 516 The highest number since 2008

IHG delivered another year of consistent, high-quality growth and strong financial and operational performance in 2016, led by the continued execution of our Winning Model.

This focus, brought to life by our talented colleagues and supported by strong owner relationships, enables us to successfully differentiate ourselves from the competition and meet the needs of our guests in an ever-changing consumer environment.

We made important progress against every element of our Winning Model. We built scale where it matters by broadening the global footprint of our brands in key markets, made important enhancements to our digital channels, significantly strengthened our direct-bookings offer for guests and owners, and further improved our industry-leading loyalty programme (see pages 16, 17 and 30).

Financial and operational highlights

Alongside this important work, we delivered strong underlying operating profit growth, signed the highest number of hotels since 2008, and closed the year with almost 5,200 open hotels in our portfolio. We remained focused on driving growth in markets where we see the greatest opportunities, and continued to build important momentum in this approach. IHG finished 2016 with a pipeline of 230,000 rooms, with approximately 90 per cent of them situated in our 10 priority markets. This represents a 14 per cent share of the active industry pipeline – more than three times our share of current supply – and illustrates our attractive prospects for strong, organic growth.

In what is an increasingly important space, we made excellent progress in driving digital growth across the business, strengthening our booking channels and leveraging our leading, data-driven marketing capabilities to engage with more guests in ways that are both relevant and most preferred. Digital revenue grew approximately eight per cent – driven by mobile, which delivered $1.6 billion in revenue. This channel alone now drives more traffic to our websites than desktop, with our award-wining app a key driver of this shifting trend. This is particularly important and helpful for our owners, with increased direct bookings delivering more low-cost revenue.

Brands-led business

The increasing global demand from guests and owners for our portfolio of brands is extremely encouraging. Throughout the year, we made real progress, be it by entering new markets or securing flagship locations, or by introducing important enhancements to service and design that are making a positive difference to the guest experience and helping attract new business.

In InterContinental Hotels & Resorts’ 70th anniversary year, we strengthened its position as the world’s largest luxury hotel brand with a significant global marketing campaign, more iconic openings, improved service training and the highest number of hotel and room signings since 2008.

Illustrating our ability to successfully grow and develop some of our newer US brands, we celebrated taking Kimpton Hotels & Restaurants global, signing a deal in Paris and opening a property in Grand Cayman. In 2017, the brand will debut in Europe, opening a hotel in Amsterdam. We also doubled the size of our lifestyle brand, EVEN Hotels, to six open hotels, added more to the pipeline and signed a deal to launch the brand in Australia and New Zealand.

For our Crowne Plaza Hotels & Resorts brand, we established a new global identity and service style to help to further build on its industry-leading position in many of our markets around the world. Using this as a foundation, we announced the Crowne Plaza Accelerate programme – a $200 million investment programme designed to deliver an improved performance in The Americas through enhanced service and marketing that better resonates with the modern business traveller.

Delivering our strategy

Underpinning the success of all our brands is a focus on digital leadership. In 2016, we made strong progress in enhancing the Guest Journey (Dream, Plan, Book, Stay and Share), building more rewarding loyalty relationships, and strengthening our competitive advantage, by leveraging the latest technology.

Following a successful trial, we rolled out Your Rate by IHG Rewards Club globally, providing access to exclusive, preferential rates to loyalty members booking through our direct channels. This has led to higher direct bookings, delivering better-quality revenue to our hotels, and a rise in membership enrolments. We also

6 IHG Annual Report and Form 20-F 2016 Strategic Report

increased our attractiveness to Chinese travellers through a deal with China’s leading third-party online payment solutions company, Alipay, to offer their services across our hotels and online platforms worldwide, and we made important progress with the development of our new Guest Reservation System (GRS), which remains on track to begin roll-out in 2017. IHG has a rich history of innovation, and the new GRS will provide an industry-leading cloud-based booking platform that offers guests a more personalised experience and allows hotels to manage and sell rooms in a more powerful way.

Kimpton Seafire Resort + Spa, Grand Cayman, the first Kimpton hotel outside of the US, which opened in 2016

Our digital business is one of the ways in which we build meaningful lifetime relationships with our guests. This involves us using new technologies and data to deliver truly relevant experiences – be it more targeted marketing, or through enhanced arrival information that empowers our hotels to create a more personal stay. Mobile check-out and our wifi offer, IHG Connect, are all also making important contributions in this area. All these programmes will continue to expand across our hotels in 2017.

Combining this commercial strength with our unique brand propositions and outstanding colleagues forms the bedrock of creating Great Hotels Guests Love, which we deliver through providing True Hospitality for everyone. This important commitment connects us all at IHG and centres on our passion to make everyone feel welcome and cared for, recognised and respected – be it guests, owners, partners, colleagues or those in the communities in which we work.

Our responsible business credentials

We have made excellent progress with our two corporate responsibility programmes, IHG® Academy and the IHG Green Engage™ system. IHG Academy has been building hospitality skills in local communities for more than a decade and, in 2016, we introduced 11,985 new participants to programmes in 75 countries, while our group-wide sustainability programme, the IHG Green Engage system, is helping drive real improvements in how our hotels responsibly manage things such as water, carbon and waste.

We reached another significant milestone with the launch of the IHG® Foundation in February 2016. The IHG Foundation builds on the positive impact of our corporate responsibility initiatives, and allows us to make a deeper, more lasting change in communities beyond our hotels around the world, and across areas including disaster relief and environmental protection. In 2016, the Foundation made 34 grants to 25 organisations, including donations to the Sichuan Province Foundation for Poverty Alleviation in China, and it supported communities affected by disasters such as flooding in France and earthquakes in Japan and Ecuador.

Awards

External recognition is the best measure of our progress and, in 2016, IHG won over 200 awards. This is an outstanding achievement. I am particularly proud of the many employer awards, including winning Best Employer Brand in the UK at the Personnel Today Awards, and being named on Atlanta’s Best Places to Work list by the Atlanta Business Chronicle. IHG was also named Britain’s most admired company in the leisure and hotels sector by Management Today, and 8th in their list of all UK companies. Our brands also picked up many coveted awards. Crowne Plaza was voted best Upscale Hotel Brand in North America by Business Travel News, up from 8th in 2015, and InterContinental Hotels & Resorts was named the World’s Leading Hotel Brand at the World Travel Awards. The Flyer Travel Awards named HUALUXE Hotels and Resorts Best New Hotel Brand in China and Holiday Inn was voted the Best Mid-Range Hotel Brand in China at the TTG China

Travel Awards for the sixth consecutive year, while Condé Nast also named the Kimpton RiverPlace Hotel in Portland, Oregon, US one of the world’s top hotels.

Strengthened position

It was a busy year, and both our industry and the world is changing at pace. This brings both challenges and opportunities and I remain confident that, by executing our winning strategy and leveraging the strength of our business model, we will continue to deliver sustainable, organic growth into the future.

We head into 2017 in a position of strength, and I would once again like to thank all our owners for their support and for the trust they place in us. Our owners are crucial to our performance, and we place the utmost importance on our relationship with them. I would also like to thank our talented, passionate and energetic colleagues, who bring our brands to life and remain IHG’s greatest competitive advantage.

Richard Solomons

Chief Executive Officer

Chief Executive Officer’s review IHG Annual Report and Form 20-F 2016 7

Industry overview

The global hotel industry

The global hotel industry is comprised of approximately 16.4 million rooms, broadly segmented into branded (multiple hotels under the same brand) and independent (non-branded) hotels. Growth in demand is primarily driven by economic growth and an increasing trend for domestic and global travel. Over the long term, the lodging industry has grown broadly in line with gross domestic product (GDP). However, in the US, the largest market in terms of room numbers, growth in consumer spend on lodging has exceeded GDP growth by 2.6 percentage points per annum over the last 50 years.

There are several industry metrics that are widely recognised and used to track performance, including revenue per available room (RevPAR) and rooms supply growth. Driven by strong fundamentals, the global hotel industry has seen continued growth in these key indicators. In the last five years, global industry RevPAR has averaged 3.9 per cent growth per year, underpinned by high levels of demand and below-average increases in supply.

In 2016, total industry RevPAR has continued to grow, albeit at a slower pace, following a record seven years of sustained growth in demand. This trend reflects the cyclical nature of the hotel industry, where longer-term fluctuations in RevPAR tend to reflect the interplay between demand and hotel supply, and the general economic environment.

At a local market level, short-term RevPAR trends can be affected by economic or political events, such as the recent acts of terrorism in Europe and challenges to the oil industry, which can cause a significant change in demand.

Please see pages 20 to 22 to read about our risk management.

The branded hotel market

IHG operates within the branded hotel market, which accounts for 53 per cent of total rooms supply globally.

Despite recent industry consolidation, the market remains fragmented with five of the leading players (Marriott, Hilton, IHG, Wyndham and AccorHotels) accounting for only 24 per cent of total open rooms and 61 per cent of the overall development pipeline (ie hotels in planning and under construction, but not yet opened).

According to Smith Travel Research, branded hotel companies have consistently increased their share of the global hotel market over the past 10 years, helped by consumers' trust in the ability of brands to deliver a consistent stay experience. Large hotel companies benefit from economies of scale and branded hotel companies have shown increased resilience throughout the economic cycle.

The different business models within the hotel industry

There are four different business models typically seen in the industry:

- owned hotels are operated by an owner who bears all the cost associated with the hotel but benefits from all of the income;
- a leased model is similar, except the owner-operator of a hotel does not have outright ownership of the hotel but leases it from the owner of the property;
- under a managed model, the owner of a hotel will use a third-party manager to operate the hotel on its behalf, and will pay the manager management fees and, if the hotel is operated under a third-party brand name, brand-licensing fees to that third party; and
- a franchised model, where the hotel is owned and operated by a third party who will pay a brand-licensing fee to the hotel company to use their hotel brand.

Whilst an owner-operated hotel enables the owner to have full control over hotel operations, it requires high capital investment. In contrast, for hotel-brand owners, a franchised or managed model enables quicker rooms growth due to lower capital investment, but this requires strong relationships with third-party hotel owners.

Business model	Capital intensity	Hotel ownership	Hotel operations	Brand ownership, marketing and distribution
Franchised	Low	Third party	Third party	Brand owner
Managed	Low	Third party	Brand owner and third party	
Owned and leased	High	Brand owner	Brand owner	

LONG-TERM HOTEL INDUSTRY DRIVERS

In the long term, growth in the global hotel industry is driven by strong economic, demographic and social drivers.

- Long-term macroeconomic growth substantially benefits the hotel industry and drives both the corporate and leisure segments of demand. GDP is forecast to grow at 2.6 per cent per annum for the next 10 years.
- In addition to worldwide population growth, changes to the world's demographic profile mean there are more people with the desire and means to travel, such as those aged over 60 – 12 per cent of the world's population in 2015, and forecast to increase to 21 per cent by 2050.
- Social factors, such as the arrival of low-cost airline carriers and the relaxation of travel restrictions, continue to make travel more viable. International tourist travel is expected to increase from 1.2 billion to 1.9 billion tourist arrivals by 2026.

IHG TRENDS REPORT

The Uncompromising Customer: Addressing the Paradoxes of the 'Age of I'

Our 2017 Trends Report, 'The Uncompromising Customer: Addressing the Paradoxes of the 'Age of I'' identifies four paradoxes that are driving the decisions customers make today. In a landscape constantly changing through advances in technology, customers do not want 'either/or' solutions. The report looks at how brands can address and capitalise on conflicting needs, such as exclusivity and accessibility, in order to deliver experiences that strengthen relationships and grow brand loyalty.

To read our trends report, go to www.ihgplc.com/news-and-media under IHG Trends Report.

8 IHG Annual Report and Form 20-F 2016 Strategic Report

STRATEGIC REPORT
GOVERNANCE
GROUP FINANCIAL STATEMENTS
PARENT COMPANY FINANCIAL STATEMENTS
ADDITIONAL INFORMATION

Trends shaping our industry

In addition to long-term growth drivers (see box, top left), we also see a number of key trends shaping the hotel industry.

DIGITAL CONSUMER

The increasing use of digital, particularly mobile, technology in everyday life is now driving interactions between travellers and hotel brands. The time spent online is growing significantly; in the US, it is more than 5.5 hours per day, and the average UK consumer spends more time on digital media each day than on all other media put together. Internet use is also growing rapidly in emerging markets, where smartphone adoption is also particularly strong. Euromonitor forecasts that, by 2020, online travel sales will account for over 45 per cent of global sales (circa 38 per cent in 2015), with mobile accounting for 40 per cent of online sales (circa 20 per cent in 2015). The increasing use of digital technology is transforming the way guests plan and book their stays, which also benefits other businesses in the hospitality space, including online travel agents (OTAs) and peer-to-peer home rental companies.

For IHG, digital bookings represent a growing part of our business, with already well over $4 billion per annum coming through our direct channels, and a third of those bookings being made from mobile devices. IHG's mobile app was developed in response to this trend – see page 21.

>3bn

internet users across the globe, growing by almost 300 million people annually

EVOLVING NEEDS OF TRAVELLERS

The needs and expectations of travellers continue to evolve across all age groups. This is exemplified by technology-conscious millennials, who are becoming more inclined to use peer-to-peer services to meet their accommodation needs than other groups, in contrast to a growing ageing population, with increasing resources and desire to travel. As a result, accommodation providers increasingly need to cater for a more diverse set of guest needs and expectations. Hotel brands need to provide, not only greater personalisation for guests, but also a feeling of humanity in travel that has faded with increasing technological advances.

For IHG, these changes present a great opportunity to enhance our competitive position, and, by having preferred brands and great people to deliver unique and personalised stay experiences, we are poised to take advantage of them. IHG's new Guest Reservation System, which gives guests more personalisation and choice, and gives hotel staff more time to interact with guests, is one of the ways we are addressing this trend – see page 17.

Nearly

70%

of customers are willing to pay a premium for greater room choice (08 Deloitte survey)

MEANINGFUL MEMBERSHIP

Loyalty programmes continue to become more sophisticated to cater for guests' increased desire for inclusivity and individuality, whereby people want to belong – but without losing their personal uniqueness. Transforming membership into 'meaningful membership' requires brands to build and grow communities where members can connect and belong, whilst also offering relevant and personal benefits. To be successful, brands need to drive real engagement with their customers, and create brand advocates, through genuine personalisation.

For IHG, creating meaningful membership offers an opportunity to form long-term, profitable, loyal relationships with guests, so that our guests not only return to our hotels again and again, but also act as powerful advocates for our brands. To read about how we have created meaningful membership through our IHG Rewards Club and Your Rate programme, see page 16.

64%

of millennials said that loyalty programmes drove them to interact with a brand

THE VALUE OF DATA

By the end of the decade, IBM estimates that over 1 trillion sensors will be connected to multiple networks: everything that can benefit from a connection will have one. This will allow companies to know more about how customers use their products. The wealth of data generated by the 'Internet of Things', combined with the ability of big-data technology to gather intelligence from large quantities of data, presents a clear opportunity to reshape the way we interact with guests and deliver enhanced experiences.

For IHG, knowing more about our guests' preferences will help us tailor experiences and communications to our guests' tastes, thereby making these interactions more relevant and valuable to our guests. Our wifi offer, IHG Connect, is supporting these efforts – see page 31.

By 2020, people and connected objects will generate

40 trillion

gigabytes of data

InterContinental Resort Tahiti, French Polynesia

Industry overview IHG Annual Report and Form 20-F 2016 9

Our preferred brands

IHG is a brands-led business, and we create Great Hotels Guests Love® through our portfolio of complementary and differentiated hotel brands. Our brands are trusted for meeting guests’ needs, for rewarding loyalty and for delivering memorable experiences.

InterContinental® Hotels & Resorts:

Live the InterContinental Life

International travel should always be alluring. As the world’s first international luxury travel hotel brand, we have been pioneering new international destinations for decades. We are dedicated to those who appreciate and enjoy ‘The InterContinental Life’ – the glamour and exhilaration of fascinating places, mixed with our international know-how and local cultural wisdom.

Guest stay occasions: short-break experience, mixing business with pleasure, social identity[b].

Kimpton® Hotels & Restaurants:

A different way to stay

As the industry pioneer that first introduced the boutique concept to the US, we are renowned for making travellers feel genuinely cared for through thoughtful perks and amenities, inventive meetings and events, bold and playful design, and a sincerely personal style of guest service.

Guest stay occasions: short-break experience, business productivity, family time.

HUALUXE® Hotels and Resorts:

Capturing the spirit of Chinese hospitality

We are the first upscale international hotel brand designed specifically for Chinese guests. We have woven into every detail of the luxury brand’s service and design an acknowledgement of Chinese culture and heritage, with particular emphasis on the Chinese values of etiquette, rejuvenation in nature, recognition of status and enabling spaces.

Guest stay occasion:

building business interactions.

Hotel Indigo®:

Making travel inspiring

We serve the curious – people who are inspired by new places, new people and new ideas. Each hotel is part of the pulse and the rhythm of a place, drawing on the story of its local area to inspire every aspect of the hotel, from intriguing design to distinctive local ingredients in our menus.

Guest stay occasions: short-break experience, business productivity, romantic getaway[a].

EVEN® Hotels:

Where wellness is built in

We provide a strong lifestyle offering for travellers seeking more options to stay healthier and happier away from home. Our hotels, and wellness-savvy staff, offer guests a best-in-class fitness experience, healthier food choices, and natural and relaxing spaces. Beyond our hotels, we support the needs of travellers through wellwellwell.com, a go-to source for healthier, happier travel.

Guest stay occasion: well-being.

Crowne Plaza® Hotels & Resorts:

Making business travel work

We believe business travel should work better. In every market in the world, business has changed, and so has work. It’s more digital, more flexible, more mobile, more connected. As one of the world’s largest upscale brands, we have properties located in major urban centres, gateway cities and resort destinations all around the globe.

Guest stay occasions: business productivity, building business interactions[b].

10 IHG Annual Report and Form 20-F 2016 Strategic Report

Our hotel brands are underpinned by the IHG® parent brand, strengthened by our leading loyalty programme, IHG® Rewards Club, and are brought to life by outstanding people in great hotels. Building upon an in-depth understanding of what matters most to guests, we continually enhance our brands’ promises.	In a crowded marketplace, our brands therefore stand out from the competition and continue to deliver memorable stay experiences, which in turn drives the performance of our business.

Definition Guest stay occasion

We broadly segment the market into nine globally relevant categories that align to the different occasions for which guests might travel, such as for family time or for a romantic getaway. By understanding these guest stay occasions, we are able to deliver a differentiated brand experience that better meets our guests’ expectations.

See page 29 for a breakdown of IHG hotels open and in the pipeline.

Holiday Inn® Hotels & Resorts:

Joy of travel for all

We believe the joy of travel is for everyone. We pride ourselves on delivering an affordable, enjoyable hotel experience where guests are always welcomed warmly. We opened the doors of our first hotel in 1952, and since then we have been making travel a more enjoyable experience for all.

Guest stay occasions: family time, mixing business with pleasure, social identityb.

Holiday Inn Express® Hotels:

Simple, smart travel

We keep it simple and smart. As IHG’s largest hotel brand, we’re the clear choice for the increasing number of travellers who need a simple, engaging place to rest, recharge and get a little work done. We offer everything guests need, and provide more where it matters most.

Guest stay occasion: rest and go.

Staybridge Suites Hotels®:

Feel at ease when you stay with us

As an extended-stay brand, we make sure every space features a sense of community, comfort and convenience, so guests can feel at home while on the road. Staybridge Suites is ideal for upscale business and leisure travellers who want to enjoy the best of home and hotel.

Guest stay occasion: business productivity.

Holiday Inn Club Vacations®:

The joy of lifetime vacations

Our owners are part of a community of people who understand the importance of family and investing in a lifetime of invaluable memories. All of our properties offer spacious villa accommodation for families in top leisure destinations, and access to world-class attractions such as mountain adventures, championship golf courses and serene beaches.

Guest stay occasion: family time.

Holiday Inn Resort®:

The joy of family holidays

We want all families to experience the joy of great holidays together. In some of the world’s most desirable locations – on the beach, by the theme park, next to the golf course, our resorts offer a wide variety of activities and comforts, from kids’ clubs and signature swimming pools, to informal restaurants and quiet, fireside lounges.

Guest stay occasion: family time.

Candlewood Suites Hotels®:

Your home base

We offer a more casual kind of longer stay, where you will always feel at home, at your best and really productive while on the road. All of our locations throughout The Americas are easily accessible, and we are always opening new hotels, so guests can book a spacious suite whenever and wherever it works for them.

Guest stay occasion: business productivity.

[a] US only

[b] China/India only

Our preferred brands IHG Annual Report and Form 20-F 2016 11

Our business model

Our portfolio of 12 preferred brands are built on unique customer insights and cater to a broad range of needs. We predominantly franchise our hotel brands to, or manage hotels on behalf of, third-party hotel owners, resulting in an asset-light business model.

Whether we franchise or manage hotels to third-party hotel owners depends largely on market maturity, owner preference and, in certain cases, the particular brand.

•	Mature markets predominantly follow a franchise model:

-	In The Americas and Europe, over 90 per cent of IHG hotels are franchised.

•	While a managed model is typically used in emerging markets:

-	In AMEA about 80 per cent of IHG hotels are managed by us; and

-	In Greater China, that figure rises to more than 98 per cent.

In addition, we own/lease and manage a few select hotels, however, this figure has dramatically reduced from over 180 owned hotels 15 years ago, to just eight hotels at 31 December 2016.

Definition System Fund or Fund

assessment fees and contributions collected from hotels within the IHG System which fund specifically marketing, the IHG Rewards Club loyalty programme and the Guest Reservation System.

12 IHG Annual Report and Form 20-F 2016 Strategic Report

DISCIPLINED APPROACH TO ALLOCATION OF CAPITAL

Our focus on an asset-light business model is supported by a disciplined, long-term approach to allocating capital and reducing the asset intensity of the business. We seek to maintain an efficient balance sheet with an investment-grade credit rating. Our business is highly cash-generative (see page 45), and we have three primary uses for this cash:

1.

Invest in the business to drive growth: this includes strategic investments and our day-to-day capital expenditures – see table below, and page 107 for further details of our capital expenditure in 2016.

2.	Maintain sustainable growth in the ordinary dividend: compound annual growth of 11 per cent since 2003.

3.	Return surplus funds to shareholders. In February 2017, we proposed a further $400 million return of funds to shareholders via a special dividend with share consolidation.

IHG’s outlook on capital expenditure

Capital expenditure incurred by IHG can be summarised as follows.

Capital expenditure	Examples
Maintenance capital expenditure and key money to access strategic growth

•  Maintenance of our owned and leased hotels, which is now reducing as we have become increasingly asset-light.

•  Corporate infrastructure maintenance – for example, in respect of our offices and systems.

•  Deployment of key money, which is used to access strategic opportunities, particularly in high-quality and sought-after locations when returns are financially and/or strategically attractive.

Recyclable investments to drive the growth of our brands and our expansion in priority markets

•  Through the acquisition of real estate, investment through joint ventures or via equity capital.

•   We aim to recycle this capital by selling these investments when the time is right and to reinvest elsewhere in the business and across our portfolio, as we are currently doing for our EVEN Hotels brand.

System-Funded capital investments for strategic investment to drive growth at hotel level	• The development of tools and systems that hotels use to drive performance, such as our new, pioneering Guest Reservation System developed with Amadeus.

See Chairman’s statement for progress on dividends, page 5.

Our business model IHG Annual Report and Form 20-F 2016 13

Our strategy for

high-quality growth

We are focused on delivering high-quality growth,

which for us means delivering consistent, sustained

growth in cash flows and profits over the long term,

via our portfolio of preferred brands.

Our strategy is unchanged. Through our Winning Model, we focus on value-creation by building preferred brands, delivering a superior owner proposition, leveraging scale and generating revenue through the lowest-cost, direct channels. We concentrate on a Targeted Portfolio that, together with

Disciplined Execution of our strategy and a commitment to doing business responsibly, will drive superior shareholder returns.

We measure our performance with a set of carefully selected key performance indicators (KPIs), which monitor our success in achieving our strategy – see pages 23 to 25.

For further information on our strategy, go to www.ihgplc.com/about-us under Our strategy.

14 IHG Annual Report and Form 20-F 2016 Strategic Report

The individual components of IHG's Winning Model are at the heart of our success, and continue to align our organisation to focus on the most important strategic initiatives, delivering value-creation and high-quality growth for our shareholders.

STRENGTHENING OUR DIFFERENTIATED BRANDS

Preferred brands delivered through our people

A strong portfolio of preferred brands is fundamental to our success. In a highly competitive industry, with demanding consumers and proliferating distribution channels, it is vital to have brands that guests prefer, will seek out and will pay a premium for.

To see how we strengthen our portfolio of brands, go to:
- The InterContinental Life, on page 16;
- Holiday Inn and Holiday Inn Express: design and guest experience, page 17;
- The Crowne Plaza Accelerate programme, page 30.

BUILDING AND LEVERAGING SCALE IN KEY MARKETS

Build and leverage scale

Scale provides significant advantages in the hotel industry at the global, national and city level. The size of the IHG portfolio and our concentration in attractive markets and key gateway cities allows us to benefit from significant economies of scale, leading to higher margins and greater operating leverage.

To see how we build and leverage scale in our key markets, go to:
- Strengthening our lifestyle and boutique presence in AMEA, on page 30;
- Building scale in Germany, page 30.

CREATING LIFETIME GUEST RELATIONSHIPS

Strong brand portfolio and loyalty programme

Having a strong loyalty programme tailored to our guests' needs and which drives high value revenue across our portfolio is critical. By building lifetime relationships with our guests, our loyalty programme creates a revenue stream that extends out for years to come and, if done right, turns regular travellers into powerful advocates for our brands.

To see how we create lifetime relationships with our guests, go to:
- A new, global, loyalty benefit – Your Rate by IHG Rewards Club, on page 16.

DELIVERING REVENUE TO HOTELS THROUGH THE LOWEST-COST, DIRECT CHANNELS

Effective channel management

We drive demand to our hotels through our direct channels by having strong brand awareness. This reduces distribution costs and delivers better returns for our owners. We endeavour to drive business through our direct channels (digital and voice) as they are less costly to owners than third-party intermediaries.

To see how we drive demand through our direct channels, go to:
- Guest Reservation System (GRS), on page 17.

DRIVING SUPERIOR RETURNS TO OUR THIRD-PARTY OWNERS

Superior owner proposition

A strong owner proposition, preferred brands, effective operational support and long-standing owner relationships play a vital role in making us the brand of choice for owners. We continue to invest in initiatives that will deliver superior returns for our owners.

To see how we drive superior owner returns, go to:
- Franchise Plus in Greater China, on page 30, for details of our new, tailored, franchising model in this region.

STRATEGIC REPORT
GOVERNANCE
GROUP FINANCIAL STATEMENTS
PARENT COMPANY FINANCIAL STATEMENTS
ADDITIONAL INFORMATION

Our strategy for high-quality growth IHG Annual Report and Form 20-F 2016 15

Our Winning Model in action: executing our strategy

We are focused on delivering across all components of our Winning Model and, in 2016, executed several important global initiatives.

To see our regional highlights, please go to the Performance section on page 30.

A NEW, GLOBAL, LOYALTY BENEFIT – YOUR RATE BY IHG® REWARDS CLUB

HUALUXE Haikou Seaview, People's Republic of China

Building lifetime relationships with our most high-value guests is fundamental to creating long-term revenue for our owners.

After successful trials in Europe and The Americas, we introduced Your Rate by IHG Rewards Club, offering loyalty members the lowest rate available when booking direct with us, compared with other channels.

Your Rate drives revenue because:

- our most loyal members stay at our hotels more often and spend more while they are with us – around 30 per cent of members pay for additional hotel services; and
- an owner's cost of sale may decrease by as much as 20 per cent when a guest books direct through Your Rate rather than via an online travel agent.

Since May 2016, Your Rate has seen some exciting responses.

- Direct-channel growth has increased by 5.3 ppt.
- There has been no material impact on the average daily rate for our owners.

Your Rate has also contributed to a record growth (year-on-year) in IHG Rewards Club:

- a 16 per cent increase in new member enrolments; and
- an increase of around 10 per cent in revenue from members.

+3.9ppt
direct web growth

-20%
in owners' costs of sale compared to online travel agents

THE INTERCONTINENTAL LIFE

InterContinental Suzhou, People's Republic of China

We celebrated the 70th anniversary of InterContinental Hotels & Resorts, the world's largest luxury hotel brand, in 2016. With more than 185 hotels worldwide, we have the international know-how and local cultural wisdom to deliver 'The InterContinental Life'. We have successfully launched multiple initiatives this year, including:

- new brand-orientation training for all frontline colleagues;
- a new multi-million dollar integrated global advertising campaign in key markets; and
- the management of a $180 million refurbishment and reopening of InterContinental New York Barclay.

We continued to add hotels in the world's top destinations, including Beijing, Doha and Shanghai. With hotels secured in Houston, Maldives, Phuket, San Diego and Venice, it was one of our strongest years for hotel signings. The brand continues to excel in the luxury hotel space, being named:

- the World's Leading Hotel brand for the eighth consecutive year at the World Travel Awards; and
- the Best Business Hotel Chain Worldwide at the Business Traveller Awards.

Some of our hotels also featured in the Condé Nast Traveller Readers' Choice awards.

187
hotels make InterContinental the largest luxury chain worldwide

18
signings, our best performance since 2008

16 IHG Annual Report and Form 20-F 2016 Strategic Report

STRATEGIC REPORT
GOVERNANCE
GROUP FINANCIAL STATEMENTS
PARENT COMPANY FINANCIAL STATEMENTS
ADDITIONAL INFORMATION

HOLIDAY INN® AND HOLIDAY INN EXPRESS® DESIGN AND GUEST EXPERIENCE

Holiday Inn

Holiday Inn Brentford Lock, United Kingdom

The global success of our Holiday Inn and Holiday Inn Express brands is underpinned by consistent improvements to ensure we continue to deliver differentiated, relevant guest experiences.

Holiday Inn

- In Europe, the open-lobby concept, which transforms hotel lobbies into a welcoming space to work or socialise, has become a brand standard, and almost 60 per cent of hotels open or in the pipeline have committed to introducing it.
- In The Americas, a new, home-like room design launched in 2016, and is expected to feature in more than 100 hotels by 2018.
- In Greater China, new room designs that incorporate a popular children's character have seen an increase of Average Daily Rate by 22.1 per cent.

Holiday Inn Express

- Using results from guest research on 'smart traveller' preferences, the brand launched new design schemes offering a combination of fresh, dynamic, and focused design features. Tailored to each region, enhancements include efficient check-in pods, more versatile rooms and public spaces, and additional guest-room comforts and conveniences.

Introducing open lobbies in Holiday Inn hotels in Europe has increased Guest Love scores in those hotels by

8 ppt

886

Holiday Inn Express hotels open or in the pipeline featuring the new designs

GUEST RESERVATION SYSTEM (GRS)

Candlewood Suites Atlanta West I-20, Georgia, US

Jointly developed with the leading technology provider, Amadeus, our new Guest Reservation System will give guests a degree of choice and personalisation far beyond that offered by the industry today. This is a part of our strategy to provide flexible, technological systems that, when combined with our proprietary systems (such as revenue management and customer loyalty management), will give us real competitive advantage.

- Guests will no longer be constrained to a limited range of room types, allowing them to customise their reservation based upon features they find important.
- Hotel staff will experience an interface that allows for more effective management, so they can spend more time with guests.
- The new Guest Reservation System will transform our ability to categorise, sell and manage the revenue of our room inventory and other hotel services, while driving greater returns for our owners.

The new Guest Reservation System remains on track to begin roll-out in 2017, with more enhancements to the guest experience to be released over time.

Tailored options for guests

Intuitive interface for hotel staff

Improved inventory management

Crowne Plaza Borjomi, Georgia

Our Winning Model in action: executing our strategy IHG Annual Report and Form 20-F 2016 17

Doing business responsibly

We genuinely care about the well-being of our guests and colleagues – and the impact we have on local communities and businesses too. Our responsible business culture is embedded throughout our organisation and underpins our entire strategy.

Our culture of responsible business

In a climate where employees, guests and other stakeholders want confirmation that companies uphold their values, it’s important that the credibility and value of our brands are maintained through a culture of responsible business. We achieve this through:

•	strong governance and leadership, which promote responsible business attitudes and behaviours;

•	ensuring our employees understand key legal and reputational issues and our Winning Ways (see box to the left);

•	ensuring the safety and security of employees, guests and other visitors to our hotels and offices;

•	operating effective risk management and internal controls; and

•	engaging in responsible procurement.

Our responsible business activities are also closely aligned to the objectives of the United Nations Sustainable Development Goals (SDGs), which means that we are contributing to the UN’s aim of transforming our world by 2030.

Corporate responsibility

Through our corporate responsibility programmes, we are capitalising on our unique position to help make communities around the world better places to be for all. In September 2013, IHG released a number of five-year corporate responsibility targets, which focus on measuring the positive impact IHG has around the globe (see page 25 for our performance against these targets).

Our communities

Through the IHG® Academy, a collaboration between our hotels, education providers and community organisations in our local communities, we are nurturing and developing people, to improve their employability and grow their careers in the hospitality industry. It’s our way of opening doors and creating opportunities for all.

Our environment

IHG Green Engage™ system is our Group-wide, online sustainability programme, which helps hotels manage their use of energy, carbon, water and waste, and minimise their overall utility costs and environmental impact. By delivering more environmentally sustainable hotels, we can drive cost efficiencies for owners as well as meet the expectations of all our stakeholders.

Human rights

IHG focuses on those areas of human rights that are most relevant to our business and we work to ensure our values are reflected consistently across our business. We have developed an e-learning module on human rights and modern slavery. In addition, we publish a human rights policy, which is translated into more than 40 languages.

We report on diversity in our supply chain and set targets to ensure that corporate responsibility criteria, including human rights standards, are integrated into the selection and evaluation process for preferred suppliers. We also require our suppliers to adhere to our Vendor Code of Conduct.

See www.ihgplc.com/responsible-business for details on our first Slavery and Human Trafficking Statement, detailing the steps we are taking to eradicate modern slavery in our supply chain and business.

18 IHG Annual Report and Form 20-F 2016 Strategic Report

Employee Engagement

88.7%

of survey respondents in 2016 were engaged,

an improvement of

14ppt

since 2010

Awards

24

received in 2016 for our people practices

More information on our employees can be found on page 161 and on our website at www.ihg.com/responsible-business under Our people.

Our people and our culture

Our colleagues live our corporate values, and are fundamental to helping us create Great Hotels Guests Love. To attract and retain the best talent, we invest in our people – we offer our people our commitment to develop their careers, keep them involved in the business and reward and recognise them for their contributions. We call this our ‘room to be yourself’ commitment.

In turn, we ask our employees to live our Winning Ways, see box on page 18.

As we prioritise recruiting, developing and building talent capability to lead growth, we are progressing key initiatives in these areas.

Attracting talent

This year, we have further embedded our employer brand identity with the ‘All of you at IHG’ campaign, which captures colleagues across our regions doing what they love best, to highlight our diverse roles, people and brands. In November, we were recognised for our achievements by Personnel Today, and presented with the award for employer branding.

Continuous learning

We are evolving our learning strategy through examining what technology we need to support the future of learning at IHG and improving our focus on priority content. In 2017, we will be launching an updated Learning Management system that will enable us to better reach colleagues with the right learning content at the right time. In 2016, we launched a new-look General Manager (GM) interactive-learning platform, providing all GMs with social learning and other online tools to connect them together and share their progress with one another. IHG’s frontline colleagues now have access to more than 50 courses globally via IHG Frontline. As a result, more than 100,000 colleagues worldwide are able to take charge of their development and complete consistent brand, service and operations training through a single channel.

Developing a strong performance culture

Our regions and functions are aligned to the internal performance measures that most effectively drive business performance across our organisation. This framework, together with our talent and leadership programmes for colleagues in our hotels and corporate offices, is designed to enhance our colleagues’ performance while allowing them to focus on what matters most. This comprises our ‘Winning Culture’.

How we measure our culture

Understanding how engaged our teams feel is a fundamental part of how we run our business, and we measure this through our Employee Engagement survey. In 2017, we will launch Colleague HeartBeat, which incorporates a new engagement survey, among other modules.

Diversity and inclusion

At IHG, we recognise we can drive innovation, sustainable growth and competitive advantage if we mirror the diverse markets in which we operate and strive to be as inclusive and diverse as our brands. IHG in The Americas was recently recognised in the list of The Best Places to Work for LGBT Equality – Corporate Equality Index Human Rights Campaign.

We are also making strong progress in attracting and retaining female leaders. The Hampton-Alexander review recently listed IHG in the top 20 of the FTSE 100 for female representation across Executive Committees and their direct reports.

As at 31 December 2016:

•	three of the nine Directors on the Board were female (33 per cent), however, following the appointment of Malina Ngai on 1 March 2017, four of the 10 Directors on the Board will be female (40 per cent);

•	34 out of the 128 senior managers employed by the Group (including directors of the subsidiaries) were female (27 per cent).

•	6,890 out of the 12,021 people employed by the Group and whose costs were borne by the Group or the System Fund were female (57 per cent).

Please see page 61 for more information on Board diversity and succession planning.

Doing business responsibly IHG Annual Report and Form 20-F 2016 19

Risk management

We deliver on our commitment to responsible business practices through our robust and effective risk management system, which continues to evolve in step with our business, and results in sustainable, long-term growth.

Our Winning Model strategy and risk

Our strategy and business model create a number of risks and opportunities for the business. The Board is ultimately accountable for the effectiveness of our risk management and internal control systems, and is supported by the Audit Committee, Executive Committee and delegated committees, who oversee our risk management system to ensure that risks are appropriately identified and managed within IHG’s risk appetite.

Risk appetite

IHG’s risk appetite reflects the nature and extent of risk that the Board is willing to take in pursuit of strategic and other business objectives. The risk appetite is then cascaded through the goals we set, the strategy we choose, decisions we make and how we allocate resources. IHG’s risk appetite is further reflected in our governance committees, structures, policies and targets we select, as well as in development guidelines for new hotels. In 2016, the Audit Committee also considered IHG’s approach to risk appetite more generally and in relation to the principal risk areas.

For more information, see page 57.

OUR RISK MANAGEMENT SYSTEM

Our risk management system is fully integrated with the way we run the business through our culture, our controls and our reporting, and is reflected in our strategy. The Global Risk Management function is responsible for the support, enhancement and monitoring of the effectiveness of this system and includes the following key areas.

More information on our risk management system is available at www.ihgplc.com/responsible-business under Our culture of responsible business in the Risk management section.

IHG’s principal risks, uncertainties and review process

The external risk environment remains dynamic. However, the Group’s asset-light business model, diverse brand portfolio and wide geographical spread contribute to IHG’s resilience to events that could affect specific segmental or geographical areas. Our Risk Working Group, chaired by the General Counsel and Company Secretary and comprised of the heads of Global Risk Management, Global Strategy and Global Internal Audit, provides input on, and oversight of, the principal risk review process, which identifies and assesses risks for ongoing monitoring and review by senior management.

The Directors have carried out an assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. These risks are reviewed formally by the Directors on a biannual basis and are considered in more detail through the activities of the Board and Committees. The approach to principal risks was further strengthened in 2016 through an increased consideration of risks within the strategic-planning processes and the engagement of all Executive Committee members in the discussion of principal risks throughout the year. We have a standing risk working group who provide guidance and oversight with regard to the principal risks and risk management system.

See pages 54 and 57 for details of the assessment of our principal risks by the Board and the Audit Committee.

Our principal risks remain unchanged, however, reflecting the dynamic environment in which we operate, we continue to review and refine the approach we take to mitigating our risk – see the table on pages 21 and 22.

These principal risks are supplemented by a broader description of risk factors set out on pages 164 to 167.

20 IHG Annual Report and Form 20-F 2016 Strategic Report

RISK TREND How the external environment for each principal risk has changed over the past year:		RISK IMPACT How each principal risk links to our strategic priorities:

Increased risk	No change in risk	Winning Model	Targeted Portfolio

		Disciplined Execution	Responsible Business

Risk description	Trend	Impact	Initiatives to manage these risks

Failure to deliver preferred brands and loyalty could impact our competitive positioning, our growth ambitions and our reputation with guests, owners and investors.

•  Each of the brands in our portfolio is designed, and continues to evolve, to meet specific guest needs and occasions, through distinct and complementary brand propositions informed by guest research and insights – see pages 10 and 11.

•  We continue to innovate and evolve our hotel-room and public-space designs to ensure we deliver differentiated, relevant guest experiences. In 2016, we introduced several new design initiatives across our Holiday Inn and Holiday Inn Express brands – see pages 17, 31 and 34.

•  We manage brand consistency through the entire hotel life cycle, supported by clear contractual terms, new hotel opening processes, brand standard requirements and compliance processes. Tools, training and guidance assist owners and those working at our hotels to deliver brand consistency.

•  For further information on our brand-strengthening initiatives this year, see pages 16 and 17.

Failure to recruit and retain the right leadership and talent, and to give them the tools, guidance and support to be successful, could impact the delivery of our strategic ambition.

•  We have a comprehensive, global people strategy in place, which includes a talent leadership programme, both in hotels and at a corporate level.

•  The talent development programme also reflects our culture and values. Our leadership framework, support tools, and training and development programmes help our people grow their careers – see page 19.

•  Our HR strategy manages specific training programmes globally, catering to specific talent needs in local markets, such as in Greater China.

•  We proactively manage succession planning at all levels and consider the diversity (more broadly than gender) of our people and leadership – see page 61.

Failure to maintain and enhance our channel management and technology platforms could impact on our ability to deliver revenue.

•  We recognise that technological advances, the growth of intermediaries and the sharing economy, and changing guest expectations mean that we must continually invest in, and improve, our technological systems to build lifetime relationships with our guests. Our focus is on encouraging guests to use direct booking channels. However, recognising that some travellers use intermediaries, we seek to secure improved terms with those intermediaries for our hotels.

•  This year, we extended our Your Rate by IHG Rewards Club loyalty benefit (see page 16) to further markets, allowing more guests to get the best hotel rates by booking directly through IHG’s booking channels.

•  We remain on track to roll out our new Guest Reservation System (see page 17) in 2017, providing easier booking interfaces for both guests and hotels, enhanced digital functionality and easier technology upgrades to better meet guest needs.

•  We have a multi-award-winning mobile app, which has been downloaded over seven million times since launching. Consistent with our philosophy and focus, our app includes the most advanced loyalty functionality across the industry.

Failure to maintain strong relationships with owners, and to demonstrate attractive returns on investment, which we call our owner proposition, could impact the retention and growth of IHG’s System and development pipeline.

•  Our franchise and managed owner offer includes tools, hotel solutions, revenue delivery systems, operational support and guidance to allow us to support our hotels and maintain relationships with owners throughout the hotel lifecycle.

•  We carefully monitor net System size growth, and focus on contract renewals and renegotiations, to ensure that our owners receive the best value with IHG franchise and management agreements.

•  Through the IHG Owners Association, we work with our owners to understand their key priorities and perspectives, for example, in respect of the use of the System Fund (described on page 43).

•  In 2016, we reviewed and enhanced the hotel budget guidance process to provide owners with better information.

Failure to operate an appropriate risk management system which safeguards the safety and security of our guests and employees could impact our reputation.

•  We manage this risk by promoting a strong safety culture through our values and attitudes, our ‘Winning Ways’ (see pages 18 and 19) and a strong governance system.

•  In 2016, we enhanced oversight through the development of a Safe Hotel Advisory Group comprising risk and standards measurement.

•  We continuously monitor and refresh our brand safety standards where necessary, and work with our hotels to ensure that brand safety standards are met throughout the hotel lifecycle across our entire portfolio.

•  Our operational safety and security teams have extensive subject matter expertise and experience, and provide support to line management to equip them to plan for, and respond to, incidents across all of our regions.

Risk management IHG Annual Report and Form 20-F 2016 21

RISK MANAGEMENT CONTINUED

Risk description	Trend	Impact	Strategic Initiatives to manage these risks

The threat faced from the risk of cybersecurity and information governance is constantly evolving and, in 2016, has impacted a large number of organisations across multiple industries, including a number of cyber attacks on the hospitality industry. This threat could impact our operations, result in fines and legal actions, and undermine stakeholder trust in our business. In 2016, our Kimpton Hotels & Restaurants business in The Americas was subject to a cyber attack, and an investigation into another such attack at hotels in The Americas region is ongoing (see note 30 on page 141).

•  We have applied a risk-based methodology to considering the value of our information assets, including Payment Card Information (PCI), other Personally Identifiable information (PII), non-public financial information and employee data, to formulate a set of policies, processes, guidance and accountabilities with regards to information security.

•  We monitor the evolution of this risk through our Information Security team and our Threats and Intelligence team, using forward-looking indicators and intelligence to inform our approach to managing this risk.

•  We are implementing a number of initiatives to address specific elements of this risk. These include the role out of a Secure Payment System, tokenisation of key systems, the development of a revised information-management policy and increased focus on information shared with our suppliers and business partners.

•  The approach to the risk is overseen by an Information Security Committee, who led and sponsored a full review of all relevant policies in 2016.

•  We have a clearly defined incident management capability, which we are continuously developing and embedding across the organisation. We have deployed our incident response plan to develop and implement investigation, containment and mitigation steps in relation to both the Kimpton Security Incident and the Americas Security Incident (see note 30 on page 141).

Failure to effectively manage our programme and project delivery could impact the value realised from our investments.

•  Our programme management capability is overseen by our Strategic Portfolio Governance Group and implemented by our Strategic Portfolio Management team.

•  The Strategic Portfolio Management team ensure strategic alignment and prioritisation of key programmes, develop organisational capability through training and implement the Group’s project delivery approaches and tools. This team is supported by regional and functional project management teams, who manage and monitor specific programmes and projects.

•  In 2016, we continue to streamline our priorities to ensure we focus on those core programmes that have a significant impact on our business, including Crowne Plaza Accelerate (see page 30) and our new Guest Reservation System (see page 17).

While the hotel sector is not subject to stringent industry-specific regulations, failure to ensure legal, regulatory and ethical compliance could impact our reputation.

•  Our regulatory compliance programme works to identify and respond to relevant regulatory requirements. These include anti-bribery and corruption, data privacy and antitrust.

•  We ensure that our corporate employees conduct annual Code of Conduct training that highlights, on a rolling basis, key areas such as anti-bribery and competition law, to ensure that we consistently adhere to the highest legal and ethical standards. Our hotels across the globe also provide training to their employees to ensure they are aware of their obligations.

Increased public scrutiny, litigation and regulatory investigation highlight the need for companies to ensure that their financial management and control systems are robust.

•  The maintenance of a sound financial-reporting and control environment is achieved through an effective policy framework, training programmes, and layered performance and review processes.

•  IHG has a mature, experienced and stable global finance function that includes, among others, the following teams: Group Tax; Group Treasury; Procurement and Cost Efficiency; Global BSC Operations; Global and Regional Financial Planning and Analysis; Global Financial Reporting; and Governance and Compliance (including compliance with the Sarbanes-Oxley Act 2002 (SOX) – see page 57 for further details of our SOX review process).

VIABILITY STATEMENT

In assessing the viability of the Group, the Directors have reviewed a number of scenarios, weighting downside risks that would threaten the business model, future performance, solvency and liquidity of the Group more heavily than opportunities. The scenario-testing focuses mostly, but not exclusively, on the impact of declining RevPAR on the viability of the Group, as most of the principal risks outlined on pages 21 and 22 will cause a deterioration in RevPAR. The scenarios included a severe but plausible downturn, like the financial crisis that occurred from 2008 to 2009 (when the Board maintained the ordinary dividend despite the severity of the downturn in trading), a widespread cyber security breach and a reverse stress test of the business starting from the presumption of the Group having insufficient liquidity to continue trading. In the severe scenarios, the

Directors also considered actions that would be taken if such events became a reality.

The Directors have determined that the three-year period to 31 December 2019 is an appropriate period to be covered by the viability statement. Although hospitality industry business cycles are on average longer than three years, the end of those cycles has only resulted in declining RevPAR when that has been caused by exogenous shocks, and the decline in RevPAR has only lasted two years. The Board has therefore determined that no additional insight can be gained from assessing these scenarios over a longer period, particularly as each year the Group’s planning process builds into a robust three-year plan against which to test the scenarios.

The detailed three-year plan takes into consideration the principal risks, the Group’s strategy, and current market conditions.

That plan then forms the basis for strategic actions taken across the business. The plan is reviewed annually by the Directors, and approved towards the end of the calendar year. Once approved, the plan is then cascaded to the business and used to set performance metrics and objectives. Performance against those metrics and objectives is then regularly reviewed by the Directors.

The Directors have assessed the viability of the Group over a three-year period to 31 December 2019, taking account of the Group’s current position, the Group’s strategy and the principal risks documented in the Strategic Report. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2019.

22 IHG Annual Report and Form 20-F 2016 Strategic Report

Key performance indicators (KPIs)

We measure our performance through a set of carefully selected KPIs, which monitor our success in achieving our strategy and the progress of our Group to deliver high-quality growth.	The KPIs are organised around the framework of our strategy – our Winning Model and Targeted Portfolio – underpinned by Disciplined Execution and doing business responsibly.

KPIs	2016 status	2017 specific priorities

WINNING MODEL AND TARGETED PORTFOLIO

Net rooms supply

Net total number of rooms in the IHG System.

Growth in underlying fee revenues[b]

Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages.

87% of open rooms are in priority markets 89% of pipeline rooms are in priority markets 75,812 rooms signings

• Continue to accelerate growth in our 10 priority markets (such as Germany – see page 30) and key city locations in order to achieve further scale benefits.

• Support the expansion of Holiday Inn Express’ Franchise Plus programme in Greater China (see page 30 for details) and the development of Kimpton outside the US.

• Continue to drive strong rooms supply growth, whilst ensuring that we maintain a high level of guest satisfaction across our entire portfolio of hotels with removals from the System.

Total gross revenue from hotels in IHG’s System[b]

Total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Other than for owned and leased hotels, it is not revenue wholly attributable to IHG, as it is mainly derived from hotels owned by third parties.

System contribution to revenue

The percentage of room revenue delivered through IHG’s direct and indirect systems and channels.

$4.3bn digital revenues delivered in 2016, up by 8%on 2015 49% of hotels adopting IHG’s revenue management service

• Continue to drive adoption and impact of our revenue management tools, systems and processes amongst our owners.

• Keep our focus on driving a greater revenue contribution from IHG Rewards Club members (see page 16).

• Our new Guest Reservation System (see page 17) is on track to begin roll-out in 2017.

• Continue to expand the language capabilities of our online channels and call centres across all regions.

• Drive greater food and beverage revenue, and support brand preference, by introducing new food and beverage concepts for our hotels to adopt.

a Including the acquisition of Kimpton (11,325 rooms).

b Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 26, and reconciliations to IFRS figures, where they have been adjusted, are on pages 156 and 157.

LINK BETWEEN KPIS AND DIRECTORS’ REMUNERATION KPIs that could have an impact on the performance measures for 2016 remuneration plans:
The Annual Performance Plan
The Long Term Incentive Plan

Key performance indicators (KPIs) IHG Annual Report and Form 20-F 2016 23

KEY PERFORMANCE INDICATORS (KPIs) CONTINUED

KPIs	2016 status	2017 specific priorities

WINNING MODEL AND TARGETED PORTFOLIO CONTINUED

Global RevPAR growth Revenue per available room: rooms revenue divided by the number of room nights that are available. Guest Love IHG’s guest satisfaction measurement indicator.

105

Holiday Inn Express hotels with the new room design opened in 2016

+200

external recognitions for our brands, hotels and loyalty programme in 2016

Implemented, or in the process of installing, IHG Connect in over

1,800

hotels in The Americas

•  Continue the roll-out of our enhanced internet connectivity and wifi offer, IHG Connect, for guests across our estate (see page 31).

•  Embed and drive adoption of customer relationship management systems in our hotels to help us to build lifetime relationships with guests.

•  Continue to invest in brand innovation, such as the new room designs for Holiday Inn Express.

•  Support the development of our high- performing general managers.

•  Focus on driving consistency and quality across our Crowne Plaza portfolio in the US through Crowne Plaza Accelerate (see page 30).

•  Drive adoption of our learning solutions, such as the IHG Frontline online training platform, and brand-orientated services training across all IHG hotels, enabling our people to deliver consistently great guest experiences and maintain brand preference.

•  Expand the roll-out of our China Ready hotel accreditation in key Chinese outbound destinations across The Americas, Europe and AMEA to further increase the attractiveness of our hotels to Chinese travellers. Accredited hotels offer a range of services and amenities catering specifically to the Chinese traveller with frontline teams who have received cultural training to better serve Chinese guests.

a Changes to the method for calculating IHG’s guest satisfaction scores (previously Guest HeartBeat) were introduced in 2016. The comparatives for 2014 and 2015 have been restated on the basis that the Guest Love methodology had always applied.

LINK BETWEEN KPIS AND DIRECTORS’ REMUNERATION KPIs that could have an impact on the performance measures for 2016 remuneration plans:
The Annual Performance Plan
The Long Term Incentive Plan

24 IHG Annual Report and Form 20-F 2016 Strategic Report

KPIs	2016 status	2017 specific priorities

DISCIPLINED EXECUTION

Fee margins[a] Operating profit as a percentage of revenue, excluding revenue and operating profit from owned and leased hotels, managed leases and significant liquidated damages.	3.3ppt growth in fee margin in 2016

•  Leverage our increasing scale in operations and systems to drive economies of scale across our portfolio of brands.

•   Continue to strengthen our delivery capabilities to ensure that critical in-hotel initiatives are embedded on time and on target.

Employee Engagement survey scores Average of our biannual Employee Engagement survey, completed by employees and those who work in our managed hotels (excluding our joint ventures).	1.4ppt increase in Employee Engagement scores in 2016

•  Continue to develop our ‘Winning Culture’ (see page 19), in particular encouraging our employees to have more regular and open performance conversations, and on embedding performance-management processes.

•  Drive adoption of improvements to our human resources systems to further our ability to develop and retain talent.

DOING BUSINESS RESPONSIBLY

Number of people participating in IHG® Academy programmes	2,145 IHG Academy programmes across 75 countries

•  Continue to provide skills and improved employability to people through IHG Academy (see page 18), ensuring a positive impact for local people, our owners and IHG.

•  Continue to drive quality growth in the programme, including by increasing engagement with our franchise hotels and enabling the transfer of talent between regions.

Carbon footprint per occupied room	7.4% reduction in carbon footprint per occupied room (to 31.21 kgCO²e), from 2013 –2016, on a 2012 baseline across our entire estate	• Continue to reduce our carbon footprint across our entire estate. • Continue to drive quality use of the IHG Green Engage system across our entire estate.

Water use per occupied room in water-stressed areas	7.9%[c] reduction in water use per occupied room (by 0.06m3), from 2013 – 2016, on a 2012 baseline in water-stressed areas

•  Continue to reduce water use across our entire estate, with a particular focus on hotels in water-stressed areas.

•  Implement initiatives at hotel level to improve water stewardship and enable further reductions in water use.

[a]	Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non- GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 26, and reconciliations to IFRS figures, where they have been adjusted, are on pages 156 and 157.
[b]	Restated.
[c]	We calculate water performance to 15 decimal places. Using a full decimal place calculation results in a 7.9 per cent reduction.

For full disclosure of our carbon and water data, please see www.ihgplc.com/responsible-business under Our performance.

Key performance indicators (KPIs) IHG Annual Report and Form 20-F 2016 25

Performance

Key performance measures (including

Non-GAAP measures) used by management

In addition to the performance measures that are directly observable in the Group Financial Statements, the performance review (and Group highlights on page 2) include the following key performance measures.	With the exception of RevPAR, these are financial measures that are either not defined under IFRS or are adjusted IFRS figures and are therefore described as Non-GAAP measures.
The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 156 and 157 and the glossary on pages 184 to 185.

Revenue per Available Room (RevPAR)

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG System rooms revenue divided by the number of room nights available and can be mathematically derived from occupancy rate multiplied by average daily rate. Occupancy rate is rooms occupied by hotel guests expressed as a percentage of rooms that are available. Average daily rate is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and average daily rate are presented on a comparable basis comprising groupings of hotels that have traded in all months in both the current and prior year. The principal exclusions in deriving this measure are new hotels, hotels closed for major refurbishment and hotels sold in either of the two years.

RevPAR and average daily rate are quoted at a constant US dollar conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue ∎

An important measure of IHG System performance is the growth in total gross revenue which provides a measure of the overall strength of the Group’s brands.

Total gross revenue comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Other than owned and leased hotels, total gross revenue is not revenue attributable to IHG as it is derived mainly from hotels owned by third parties. A reconciliation of total gross revenue to the owned and leased revenue included in the Group Financial Statements is set out on page 28.

Underlying revenue ∎     Underlying operating profit growth ∎     Underlying fee revenue ∎     Fee margin growth ∎

Underlying revenue and underlying operating profit both exclude the impact of owned asset disposals, managed leases, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see below). The presentation of these additional performance measures allows a better understanding of comparable year-on-year trading and thereby allows an assessment of the underlying trends in the Group’s financial performance. These measures also provide consistency with the Group’s internal management reporting.

Underlying fee revenue and fee margin further exclude the revenue and operating profit of the Group’s remaining owned and leased properties, thereby providing metrics which measure the underlying performance of the Group’s core fee-based business model.

The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 156 and 157, which reconcile these alternative performance measures to the nearest comparable GAAP measures and also show the amounts on both an actual and constant currency basis.

Total operating profit before exceptional items and tax ∎     Adjusted earnings per ordinary share ∎

Total operating profit before exceptional items and tax enables a better understanding of the ongoing operational performance of the Group. For example, total operating profit including exceptional items can be significantly skewed by the profit on disposal of owned assets, as was the case in 2015 with the disposal of InterContinental Hong Kong. In addition, taxes can be influenced by external factors such as legislative changes, and a before tax measure of operating profit is therefore considered more reflective of the Group’s success in executing against its strategy.

Adjusted earnings per ordinary share excludes exceptional items, and their related tax impacts, and is reconciled to basic earnings per share in note 9 on page 117 of the Group Financial Statements. Adjusted earnings per share provides a per share measure that is not skewed by exceptional items.

An analysis of exceptional items for the periods covered by the performance review is included in note 5 on page 112 of the Group Financial Statements.

Exceptional items are identified by virtue of either their size or nature and are excluded from these measures so as to facilitate comparison with prior periods and to assess underlying trends in the financial performance of the Group and its regional operating segments. Exceptional items can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and restructuring costs.

Total operating profit both before and after exceptional items is shown on the face of the Group income statement on page 91, as permitted under IFRS.

Net debt ∎

Net debt is used in the monitoring of the Group’s liquidity and capital structure, and is a number used to calculate the key ratios attached to the Group’s bank covenants.

Net debt comprises loans and other borrowings less cash and cash equivalents, and is reconciled to the amounts included in the Group Financial Statements in note 21 on page 128.

∎ These are Non-GAAP financial measures which should be viewed as complementary to, and not as a substitute for, the measures prescribed by GAAP.

26 IHG Annual Report and Form 20-F 2016 Strategic Report

Group

Group results

ACCOUNTING PRINCIPLES

The Group results are prepared under International Financial Reporting Standards (IFRS). The application of IFRS requires management to make judgements, estimates and assumptions, and those considered critical to the preparation of the Group results are set out on page 103 of the Group Financial Statements.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this Performance review are calculated after eliminating these exceptional items. Such indicators are prefixed with ‘adjusted’. An analysis of exceptional items is included in note 5 on page 112 of the Group Financial Statements.

	12 months ended 31 December
	2016 $m	2015 $m		2016 vs 2015 % change	2014 $m		2015 vs 2014 % change
Revenue
Americas	993	955		4.0	871		9.6
Europe	227	265		(14.3)	374		(29.1)
AMEA	237	241		(1.7)	242		(0.4)
Greater China	117	207		(43.5)	242		(14.5)
Central	141	135		4.4	129		4.7
Total	1,715	1,803		(4.9)	1,858		(3.0)
Operating profit before exceptional items
Americas	633	597		6.0	544		9.7
Europe	75	78		(3.8)	89		(12.4)
AMEA	82	86		(4.7)	84		2.4
Greater China	45	70		(35.7)	89		(21.3)
Central	(128)	(151)		15.2	(155)		2.6
	707	680		4.0	651		4.5
Exceptional items	(29)	819		(103.5)	29		–
Operating profit	678	1,499		(54.8)	680		120.4
Net finance costs	(87)	(87)		–	(80)		(8.8)
Profit before tax	591	1,412		(58.1)	600		135.3
Earnings per ordinary share
Basic	195.3 ¢	520.0	¢	(62.4)	158.3	¢	228.5
Adjusted	203.3 ¢	174.9	¢	16.2	158.3	¢	10.5
Average US dollar to sterling exchange rate	£$1: 0.74	£$1: 0.65		13.8	£$1: 0.61		6.6

Highlights for the year ended

31 December 2016

During the year ended 31 December 2016, revenue decreased by $88m (4.9%) to $1,715m primarily as a result of the sale of InterContinental Paris – Le Grand and InterContinental Hong Kong. Operating profit and profit before tax both decreased by $821m to $678m and $591m, primarily due to the gain on sale of InterContinental Paris – Le Grand and InterContinental Hong Kong during the year ended 31 December 2015. Operating profit before exceptional items increased by $27m (4.0%) to $707m.

Underlyinga Group revenue and underlyinga Group operating profit increased by $69m (4.6%) and $61m (9.5%) respectively.

Comparable Group RevPAR increased by 1.8% (including an increase in average daily rate of 1.2%). IHG System size increased by 3.1% to 767,135 rooms, whilst underlying Group fee revenueb increased by 2.3% (4.4% at constant currency).

At constant currency, the net central operating loss before exceptional items decreased by $12m (7.9%) to $139m compared to 2015 (but at actual currency decreased by $23m (15.2%) to $128m).

Group fee margin was 48.8%, up 3.3 percentage points (up 2.5 percentage points at constant currency) on 2015, after adjusting for owned and leased hotels, managed leases, and significant liquidated damages. Group fee margin benefited from efficiency improvements and by leveraging our global scale.

Basic earnings per ordinary share decreased by 62.4% to 195.3¢, whilst adjusted earnings per ordinary share increased by 16.2% to 203.3¢, reflecting the increase in operating profit before exceptional items and the impact of the share consolidation in May 2016.

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see pages 156 and 157). Underlying operating profit growth also excludes the impact of exceptional items.
[b]	Underlying fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages (see pages 156 and 157).

Performance IHG Annual Report and Form 20-F 2016 27

PERFORMANCE CONTINUED

Group continued

Highlights for the year ended

31 December 2015

During the year ended 31 December 2015, revenue decreased by $55m (3.0%) to $1,803m primarily as a result of the disposal of owned hotels in line with the Group’s asset-light strategy. Operating profit and profit before tax increased by $819m (120.4%) to $1,499m and by $812m (135.3%) to $1,412m respectively, primarily due to the gain on sale of InetrContinental Paris – Le Grand and InterContinental Hong Kong during the year. Operating profit before exceptional items increased by $29m (4.5%) to $680m.

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

Underlyinga revenue and underlyinga operating profit increased by $113m (8.0%) and $67m (11.5%) respectively. The underlying results exclude the impact of owned hotel disposals in 2015 and the prior year, the results of managed-lease hotels, Kimpton, and significant liquidated damages receipts (2015: $3m; 2014: $7m).

Comparable Group RevPAR increased by 4.4% (including an increase in average daily rate of 3.1%), with growth across all regions. IHG System size increased by 4.8% (3.2% excluding the Kimpton acquisition) to 744,368 rooms, whilst underlying Group fee revenueb increased by 7.5% (3.0% excluding Kimpton).

At constant currency, the net central operating loss before exceptional items increased by $5m (3.2%) to $160m compared to 2014 (but at actual currency decreased by $4m (2.6%) to $151m).

Group fee margin was 46.3%, up 1.6 percentage points (up 1.3 percentage points at constant currency) on 2014, after adjusting for owned and leased hotels, managed leases, Kimpton, and significant liquidated damages. Group fee margin benefited from strong growth in IHG’s scale markets, reflecting scale benefits and tight overhead control.

Basic earnings per ordinary share increased by 228.5% to 520.0¢, whilst adjusted earnings per ordinary share increased by 10.5% to 174.9¢.

Global total gross revenue

	12 months ended 31 December
	2016 $bn	2015 $bn	% change
Analysed by brand
InterContinental	4.6	4.5	2.2
Kimpton	1.1	1.1	–
Crowne Plaza	4.1	4.2	(2.4)
Hotel Indigo	0.4	0.3	33.3
Holiday Inn	6.2	6.2	–
Holiday Inn Express	6.3	6.1	3.3
Staybridge Suites	0.8	0.8	–
Candlewood Suites	0.7	0.7	–
Other	0.3	0.1	200.0
Total	24.5	24.0	2.1

Analysed by ownership type
Franchised	14.3	14.1	1.4
Managed	10.0	9.6	4.2
Owned and leased[c]	0.2	0.3	(33.3)
Total	24.5	24.0	2.1

Total gross revenue is a Non-GAAP financial measure, see page 26 for additional information.

Total gross revenue increased by 2.1% (4.2% increase at constant currency) to $24.5bn, driven by IHG System size and comparable RevPAR growth.

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages, Kimpton, and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see pages 156 and 157). Underlying operating profit growth also excludes the impact of exceptional items.
[b]	Underlying fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages (see pages 156 and 157).
[c]	See note 2 of the Group Financial Statements on page 106.

28 IHG Annual Report and Form 20-F 2016 Strategic Report

Group hotel and room count

Total number of hotels

5,174

Total number of rooms

767,135

During 2016, the global IHG System (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) increased by 142 hotels (22,767 rooms) to 5,174 hotels (767,135 rooms). Openings of 258 hotels (40,134 rooms) were 5.5% lower than in 2015.

Openings in The Americas included 128 hotels (15,680 rooms) in the Holiday Inn brand family. 29 hotels (7,938 rooms) were opened in Greater China in 2016, with the Europe and AMEA regions contributing openings of 24 hotels (4,188 rooms) and 17 hotels (4,473 rooms) respectively. 116 hotels (17,367 rooms) left the IHG System in 2016, a decrease from the previous year (143 hotels, 21,679 rooms).

	Hotels		Rooms
At 31 December	2016	Change over 2015	2016	Change over 2015
Analysed by brand
InterContinental	187	3	63,650	1,610
Kimpton	61	–	11,238	262
HUALUXE	4	1	1,096	298
Crowne Plaza	408	2	113,803	519
Hotel Indigo	75	10	8,905	1,241
EVEN Hotels	6	3	1,010	564
Holiday Inn[a]	1,241	15	231,756	3,656
Holiday Inn Express	2,497	72	247,009	10,603
Staybridge Suites	236	16	25,610	1,646
Candlewood Suites	362	21	34,192	1,864
Other	97	(1)	28,866	504
Total	5,174	142	767,135	22,767
Analysed by ownership type
Franchised	4,321	102	542,650	11,902
Managed	845	39	222,073	10,670
Owned and leased	8	1	2,412	195
Total	5,174	142	767,135	22,767

[a]	Includes 46 Holiday Inn Resort properties (11,652 rooms) and 26 Holiday Inn Club Vacations properties (7,601 rooms)
(2015: 47 Holiday Inn Resort properties (11,518 rooms) and 16 Holiday Inn Club Vacations properties (5,231 rooms)).

Group pipeline

Total number of hotels in the pipeline

1,470

Total number of rooms in the pipeline

230,076

At the end of 2016, the global pipeline totalled 1,470 hotels (230,076 rooms), an increase of 140 hotels (16,160 rooms) on 31 December 2015. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid. Approximately 90% of the closing pipeline at 31 December 2016 is in our 10 priority markets.

Group signings increased from 474 hotels in 2015 to 516 hotels whilst rooms decreased from 78,438 rooms to 75,812 rooms in 2016 due to the signing of one large hotel in the Middle East (5,154 rooms) in 2015. This included 328 hotels (47,842 rooms) signed for the Holiday Inn brand family, 28.2% of which were contributed by Greater China (63 hotels, 13,472 rooms).

Active management of the pipeline to remove deals that have become dormant or no longer viable reduced the pipeline by 118 hotels (19,518 rooms), compared to 108 hotels (17,004 rooms) in 2015.

	Hotels		Rooms
At 31 December	2016	Change over 2015	2016	Change over 2015
Analysed by brand
InterContinental	62	10	17,480	1,804
Kimpton	18	–	3,098	(268)
HUALUXE	22	1	6,956	324
Crowne Plaza	90	6	24,536	1,355
Hotel Indigo	75	12	10,593	1,385
EVEN Hotels	6	(2)	780	(482)
Holiday Inn[b]	261	5	52,678	474
Holiday Inn Express	676	74	83,882	8,277
Staybridge Suites	140	26	15,321	2,680
Candlewood Suites	108	10	9,604	884
Other	12	(2)	5,148	(273)
Total	1,470	140	230,076	16,160
Analysed by ownership type
Franchised	1,039	134	117,694	15,525
Managed	431	7	112,382	837
Owned and leased	–	(1)	–	(202)
Total	1,470	140	230,076	16,160

[b] Includes 14 Holiday Inn Resort properties (3,531 rooms) (2015: 14 Holiday Inn Resort properties (3,548 rooms)).

Performance IHG Annual Report and Form 20-F 2016 29

PERFORMANCE CONTINUED

Regional highlights

IHG's Winning Model is the guiding framework for executing our strategy across all of our regions. In 2016, we had several important initiatives delivered regionally to enhance our guest and owner proposition.

Please see Our Winning Model on pages 14 to 15 to read more.

THE AMERICAS

Crowne Plaza Accelerate programme

Launched in 2016, the Crowne Plaza Accelerate programme is designed to increase guest satisfaction, improve hotel performance, and deliver meaningful differentiation. While the brand has seen solid progress in The Americas over the past two years, we see now as the time to capitalise on the momentum it has built and move the brand forward even faster. A $200 million investment over the next three years (approximately $100 million of which is System funded) will further accelerate the trajectory of Crowne Plaza in the region by:

- deploying significant sales and marketing investment to drive commercial performance and build brand strength;
- executing an integrated programme designed to deliver the essentials with excellence (including connectivity, sleep, service, and food and beverage); and
- strengthening the brand through distinctive, guest-preferred innovation, including new room and public-space designs to meet the changing needs of today's modern business traveller.

AMEA

Strengthening our lifestyle and boutique presence

Lifestyle and boutique are key, emerging industry segments, and IHG is one of the leaders in these segments in several regions. We've gained strong momentum in these segments in AMEA, too; following the launch of the first Hotel Indigo in the region last year, we opened Singapore's first Hotel Indigo in July. Eight more hotels are due to open in the region in the next three years, including Hotel Indigo Bali Seminyak, the world's first Hotel Indigo in a resort location.

The brand's expansion is profiting from the increasing demand for hotels that offer authentic and refreshingly local experiences. Alongside the growing boutique segment, this year we laid solid foundations for the debut of our lifestyle brand, EVEN Hotels, outside of the US, by signing an agreement to develop a portfolio of hotels across Australia and New Zealand.

Open or due to open

10

Hotel Indigo hotels in AMEA in the next three years

EUROPE

Building scale in Germany

In the hotel industry, building scale provides significant advantages and, to achieve further targeted-scale benefits, we focus on delivering high-quality growth in the most attractive geographic markets.

For the third year in a row, we had a record year of signings in Germany, one of our ten global priority markets, with 17 hotels signed in 2016. This achievement allowed us to reach the important milestone of more than 100 hotels currently open or in the pipeline. To fuel our future expansion, we have been building a strong partner network with ten Multiple Development Agreement (MDA) partners who are committed to delivering 34 hotels (5,996 rooms) by 2020.

More than

100

hotels currently open or in the pipeline in Germany, one of our priority markets

GREATER CHINA

Franchise Plus in Greater China

Since we are committed to delivering a compelling and preferred owner offer, we continually review and enhance our owner proposition. This year we announced the launch of Franchise Plus – a business model specifically tailored for the Holiday Inn Express brand in China. This model provides owners with all the benefits of operating a franchise business, but with additional features typical of a managed model to ensure we maintain brand integrity for our guests – and enhance operational performance for our owners. This new operating model reflects our ongoing efforts to meet our owners' need for business models that capture the growing demand for mid-scale hotels outside of tier 1 cities, driven by a rapid expansion of the middle class in recent years.

Signed

20

hotels in 2016 under the Franchise Plus business model

InterContinental Danang Sun Peninsula Resort, Vietnam

30 IHG Annual Report and Form 20-F 2016 Strategic Report

The Americas

Maximise the quality of growth and scale of our System, by focusing on driving brand preference across our core upper midscale and upscale portfolio, over the next three years.

PROGRESS AGAINST 2016

REGIONAL PRIORITIES

1.	Grew System size by opening 188 hotels, and through key signings for our InterContinental brand (including Houston, Minneapolis, and San Diego). Grew our EVEN Hotels brand, including opening the first franchise in Omaha and two openings in New York City. Delivered a strong year of signings for Kimpton Hotels & Restaurants, and opened its first international hotel with the Kimpton Seafire Resort + Spa, Grand Cayman.

2.	Strengthened brand preference by embedding the new Holiday Inn Express room design (see page 17), which has delivered strong performance and penetration in the estate. Began driving adoption of the new Holiday Inn room design (see page 17), which became a brand standard in the US and Canada in 2016. Launched the Crowne Plaza Accelerate programme (see page 30).

3.	Built more meaningful relationships with our guests by implementing IHG Connect, which delivers a faster, more reliable and consistent hotel internet experience. Guests benefit from a seamless, wifi log-in across our estate using their IHG Rewards Club credentials. Hotels that have adopted the system have seen wifi-related scores increase by five points since implementation.

4.	Drove superior returns for our owners by refining our revenue toolkit, including expansion of the newly approved standard for revenue management, expansion of our revenue management services and embedding our operational model for hotel support.

IHG’S 2017 REGIONAL PRIORITIES

1.	Grow System size by opening key properties and strengthening our upscale and luxury portfolio (including the InterContinental Los Angeles Downtown, Hotel Indigo Los Angeles Downtown, and Crowne Plaza HY36 Midtown Manhattan).

2.	Drive brand preference through the Crowne Plaza Accelerate programme (see page 30), and through the continued scaling of Holiday Inn Express and Holiday Inn new designs.

3.	Drive superior returns for our owners by expanding our revenue management service, Revenue Management for Hire and, in particular, through the expansion of our owner-centric support model and revenue management standard to Mexico.

Industry performance in 2016

Industry RevPAR in the Americas increased by 3.8%, driven by a 1.5% increase in room demand and a 4.0% increase in average daily rate. On the supply side, the number of available rooms increased by 1.6%, the highest growth since 2009. All industry segments experienced RevPAR growth, driven by average daily rate. RevPAR in the upper midscale segment, where the Holiday Inn and Holiday Inn Express brands operate, increased by 2.1%, driven by a 2.5% increase in average daily rate. In the US, lodging industry room demand increased by 1.7%, continuing to outpace GDP for the past seven years. Industry room demand set records in all months this year as it has done, except in one month, since March 2011. US supply growth continued to move upwards, reaching 1.6%, (still below the 1.9% per annum historic average). Average daily rate growth of 3.1% drove a 3.2% increase in US RevPAR. In the US, RevPAR increased by 2.3% in upper midscale, 2.1% in upscale and 1.3% in luxury. In Canada, industry RevPAR increased by 4.9%, driven by a 4.3% increase in average daily rate, and in Mexico, RevPAR increased by 17.2%, due to a 17.1% increase in average daily rate.

Source

Smith Travel Research for all of the above industry facts.

IHG’s regional performance in 2016

IHG’s comparable RevPAR in the Americas increased 2.1%, driven by 2.0% average daily rate growth. The region is predominantly represented by the US, where comparable RevPAR increased 1.8%. US RevPAR growth was impacted by our concentration in oil producing markets, where RevPAR declined by 7.5%; in the remainder of the estate RevPAR increased by 3.0%. In the US, we are most represented by our upper midscale brands Holiday Inn and Holiday Inn Express. The Holiday Inn brand increased RevPAR 2.5%, slightly ahead of the segment, whilst Holiday Inn Express brand increased by 1.5%, behind the segment. However, absolute occupancy for both brands was ahead of the industry. In Canada, our comparable RevPAR increased by 2.7% and Mexico increased by 12.9%, both led by rate growth.

Strong demand for IHG-branded hotels continued, with 37,038 rooms signed during 2016. We continued to demonstrate our commitment to quality, with 15,117 rooms leaving the IHG System.

Americas comparable RevPAR

movement on previous year

		12 months ended 31 December 2016
Franchised		Managed
Crowne Plaza	1.5%	InterContinental	2.7%
Holiday Inn	2.6%	Kimpton	2.9%
Holiday Inn Express	1.7%	Crowne Plaza	5.7%
All brands	1.9%	Holiday Inn	4.9%
		Staybridge Suites	5.3%
		Candlewood Suites	1.2%
		All brands	3.2%
		Owned and leased
		EVEN Hotels	15.5%
		All brands	4.0%

Performance IHG Annual Report and Form 20-F 2016 31

PERFORMANCE CONTINUED

The Americas continued

Americas results

	12 months ended 31 December
	2016 $m	2015 $m	2016 vs 2015 % change	2014 $m	2015 vs 2014 % change
Revenue
Franchised	685	661	3.6	630	4.9
Managed	172	166	3.6	103	61.2
Owned and leased	136	128	6.3	138	(7.2)
Total	993	955	4.0	871	9.6
Percentage of Group revenue	57.9	53.0	4.9	46.9	6.1
Operating profit before exceptional items
Franchised	600	575	4.3	544	5.7
Managed	64	64	–	47	36.2
Owned and leased	24	24	–	18	33.3
	688	663	3.8	609	8.9
Regional overheads	(55)	(66)	16.7	(65)	(1.5)
	633	597	6.0	544	9.7
Exceptional items	(29)	(41)	29.3	110	(137.3)
Operating profit	604	556	8.6	654	(15.0)
Percentage of Group operating profit before central overheads and exceptional items	75.8	71.9	3.9	67.5	4.4

Highlights for the year ended

31 December 2016

With 3,925 hotels (487,993 rooms), The Americas represented 64% of the Group’s room count and 76% of the Group’s operating profit before central overheads and exceptional items for the year ended 31 December 2016. The key profit-producing region is the US, although the Group is also represented in Latin America, Canada, Mexico and the Caribbean. 88% of rooms in the region are operated under the franchise business model, primarily in the upper midscale segment (the Holiday Inn brand family). In the upscale segment, Crowne Plaza is predominantly franchised whereas, in the upper upscale segment, Kimpton is entirely managed. In the luxury segment, InterContinental-branded hotels are operated under both franchise and management agreements. 11 of the Group’s 12 hotel brands are represented in The Americas.

Revenue and operating profit increased by $38m (4.0%) to $993m and by $48m (8.6%) to $604m respectively. Operating profit before exceptional items increased by $36m (6.0%) to $633m. Underlyinga revenue increased by $53m (5.8%), while underlyinga operating profit increased by $46m (7.7%), driven predominantly by RevPAR growth in the fee business and an increase in net rooms. The underlying results exclude the impact of owned asset disposals, managed leases, and the benefit of significant liquidated damages receipts (2016: $nil; 2015: $3m).

Franchised revenue and operating profit increased by $24m (3.6%) to $685m and by $25m (4.3%) to $600m respectively. Royaltiesb growth of 2.4% was driven by comparable

RevPAR growth of 1.9%, including 2.6% for Holiday Inn and 1.7% for Holiday Inn Express, together with 2.0% rooms growth. On a constant currency basis, revenue and operating profit increased by $29m (4.4%) to $690m and by $30m (5.2%) to $605m respectively.

Managed revenue increased by $6m (3.6%) to $172m, whilst operating profit stayed flat at $64m due to costs relating to our 20% interest in InterContinental New York Barclay and the ongoing impact of new supply on RevPAR growth in New York. Revenue and operating profit included $34m (2015: $38m) and $nil (2015: $nil) respectively from one managed-lease property. Excluding results from this managed-lease hotel, the benefit of significant liquidated damages receipts (2016: $nil; 2015: $3m) and on a constant currency basis, revenue increased by $16m (12.8%) and operating profit increased by $5m (8.2%) respectively.

Owned and leased revenue increased by $8m (6.3%) to $136m, whilst operating profit stayed flat at $24m.

Regional overheads decreased by $11m (16.7%) to $55m due to a $10m year-on-year decrease in US healthcare costs.

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see pages 156 and 157). Underlying operating profit growth also excludes the impact of exceptional items.
[b]	Royalties are fees, based on rooms revenue, that a franchisee pays to the brand owner for use of the brand name.
[c]	Underlying excludes the impact of owned asset disposals, significant liquidated damages, Kimpton and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see pages 156 and 157). Underlying operating profit growth also excludes the impact of exceptional items.

Highlights for the year ended

31 December 2015

Revenue increased by $84m (9.6%) to $955m and operating profit decreased by $98m (15.0%) to $556m, primarily due to the gain on sale of InterContinental New York Barclay and InterContinental Mark Hopkins San Francisco during the year ended 31 December 2014. Operating profit before exceptional items increased by $53m (9.7%) to $597m. Underlyingc revenue increased by $71m (8.8%), while underlyinga operating profit increased by $53m (9.9%), driven predominantly by strong RevPAR growth in the fee business and an increase in net rooms. The underlying results exclude both InterContinental Mark Hopkins San Francisco and InterContinental New York Barclay whilst under IHG ownership, managed leases, Kimpton, and the benefit of significant liquidated damages receipts (2015: $3m; 2014: $7m).

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

Owned and leased revenue decreased by $10m (7.2%) to $128m,and operating profit increased by $6m (33.3%) to $24m, following the disposal of two owned hotels (InterContinental Mark Hopkins San Francisco and an 80% interest in InterContinental New York Barclay) during 2014. Excluding these two hotels and on a constant currency basis, owned and leased revenue and operating profit increased by $13m and $5m, respectively, reflecting improved trading at InterContinental Boston and at Holiday Inn Aruba.

32 IHG Annual Report and Form 20-F 2016 Strategic Report

Americas hotel and room count

Total number of hotels

3,925

Total number of rooms

487,993

The Americas System size increased by 85 hotels (8,418 rooms) to 3,925 hotels (487,993 rooms) during 2016. 188 hotels (23,535 rooms) opened in the year, compared to 183 hotels (22,942 rooms) in 2015. Openings included 128 hotels (15,680 rooms) in the Holiday Inn brand family, representing 66.6% of the region’s openings.

103 hotels (15,117 rooms) were removed from The Americas System in 2016, demonstrating our continued commitment to quality, compared to 104 hotels (14,709 rooms) in 2015. 37.3% of 2016 room removals were Holiday Inn rooms in the US (30 hotels, 5,638 rooms) compared to 44.0% in 2015 (31 hotels, 6,466 rooms).

	Hotels		Rooms
At 31 December	2016	Change over 2015	2016	Change over 2015
Analysed by brand
InterContinental	48	(2)	16,408	(701)
Kimpton	61	–	11,238	262
Crowne Plaza	164	(8)	44,116	(2,200)
Hotel Indigo	46	6	5,932	861
EVEN Hotels	6	3	1,010	564
Holiday Inn[a]	774	2	136,744	749
Holiday Inn Express	2,154	48	192,371	5,399
Staybridge Suites	226	15	24,185	1,523
Candlewood Suites	362	21	34,192	1,864
Other	84	–	21,797	97
Total	3,925	85	487,993	8,418
Analysed by ownership type
Franchised	3,633	85	430,866	8,636
Managed	286	(1)	55,302	(413)
Owned and leased	6	1	1,825	195
Total	3,925	85	487,993	8,418
Percentage of Group hotel and room count	75.9	(0.4)	63.6	(0.8)

[a]   Includes 25 Holiday Inn Resort properties (6,791 rooms) and 26 Holiday Inn Club Vacations properties (7,601 rooms)

   (2015: 23 Holiday Inn Resort properties (5,902 rooms) and 16 Holiday Inn Club Vacations properties (5,231 rooms)).

Americas pipeline

Total number of hotels in the pipeline

945

Total number of rooms in the pipeline

102,451

At 31 December 2016, The Americas pipeline totalled 945 hotels (102,451 rooms), representing an increase of 80 hotels (6,067 rooms) over the prior year. Strong signings of 332 hotels (37,038 rooms) were ahead of last year by seven hotels, but lower by 617 rooms. The majority of 2016 signings were within the Holiday Inn brand family (204 hotels, 21,826 rooms) and our extended-stay brands, Staybridge Suites and Candlewood Suites (93 hotels, 9,130 rooms).

64 hotels (7,436 rooms) were removed from the pipeline in 2016 compared, to 69 hotels (7,661 rooms) in 2015.

	Hotels		Rooms
At 31 December	2016	Change over 2015	2016	Change over 2015
Analysed by brand
InterContinental	7	3	2,532	987
Kimpton	17	(1)	2,949	(417)
Crowne Plaza	17	2	3,286	796
Hotel Indigo	32	2	3,965	(59)
EVEN Hotels	6	(2)	780	(482)
Holiday Inn[b]	128	3	17,304	(899)
Holiday Inn Express	488	39	46,796	2,851
Staybridge Suites	131	26	13,896	2,666
Candlewood Suites	108	10	9,604	884
Other	11	(2)	1,339	(260)
Total	945	80	102,451	6,067
Analysed by ownership type
Franchised	897	88	93,295	7,432
Managed	48	(7)	9,156	(1,163)
Owned and leased	–	(1)	–	(202)
Total	945	80	102,451	6,067

[b] Includes three Holiday Inn Resort properties (455 rooms) (2015: seven Holiday Inn Resort properties (1,657 rooms)).

Performance IHG Annual Report and Form 20-F 2016 33

PERFORMANCE CONTINUED

Europe

Continue to grow in priority markets and key cities, whilst driving brand preference, focusing on quality and innovation in guest experience, over the next three years.

PROGRESS AGAINST 2016

REGIONAL PRIORITIES

1.	Grew our System size, and our potential for future growth, by focusing on significantly increasing our scale in Germany (see page 30). In 2016, 22 hotels were signed or opened.

2.	Strengthened brand preference by embedding the new Holiday Inn open-lobby concept – 58 per cent of the estate has implemented or committed to implement it, which has already resulted in an eight percentage-point increase in Guest Love scores versus pre-refurbishment. Embedded the new room design for Holiday Inn Express – 56 per cent of the estate has implemented or committed to implement it, which has already resulted in a five percentage-point increase in Guest Love scores versus pre-refurbishment. Signed the first two Kimpton Hotels & Restaurants hotels in Europe’s key cities, the first to open in Amsterdam in early 2017.

3.	Drove demand through our direct channels by rolling out Your Rate across the UK and Ireland, Belgium, Netherlands, France and Germany (see page 16).

IHG’S 2017 REGIONAL PRIORITIES

1.	Grow System size by driving growth in our priority markets of the UK, Germany, and Russia and CIS, and across key cities, localising our brands as necessary.

2.	Drive brand preference through the adoption of our innovative design concepts, including the Holiday Inn open-lobby concept and the new room design for Holiday Inn Express, thereby continuing to improve the guest experience and increase guest satisfaction. Establish Kimpton in the region, by building on the momentum of our 2016 signings.

3.	Drive demand through our direct channels by completing the roll-out of Your Rate in the whole Europe region.

Industry performance in 2016

The hotel industry in Europe is influenced by the larger markets in the region, notably the UK and Germany. Slowing demand due to security concerns held back European industry RevPAR in 2016, which increased by 2.5%. Regional room demand increased 1.4% and the average daily rate increased by 2.0%. RevPAR growth in the UK was 1.4%, driven by a 1.6% increase in average daily rate and a 1.8% increase in demand. In Germany, RevPAR saw strong growth of 4.7%, driven by a 3.7% growth in average daily rate and a 1.5% increase in demand. Russia saw growth of 15.7% driven by a 7.7% increase in average daily rate.

Source

Smith Travel Research for all of the above industry facts.

IHG’s regional performance in 2016

IHG’s regional comparable RevPAR increased by 1.7%, driven by average daily rate growth of 1.4%. The UK achieved strong growth of 2.6%, ahead of the industry, led by average daily rate growth in the provinces. In Germany, a favourable trade fair calendar led to RevPAR growth of 6.8%, ahead of industry in both occupancy and average daily rate. Russia RevPAR increased by 16.4%, ahead of industry. Across the rest of Europe, RevPAR declined by 1.4%, impacted by challenging trading conditions in France, Turkey and Belgium.

Europe comparable RevPAR

movement on previous year

		12 months ended 31 December 2016
Franchised		Managed
All brands	2.0%	All brands	(0.3)%

34 IHG Annual Report and Form 20-F 2016 Strategic Report

Europe results

	12 months ended 31 December
	2016 $m	2015 $m	2016 vs 2015 % change	2014 $m	2015 vs 2014 % change
Revenue
Franchised	102	104	(1.9)	104	–
Managed	125	131	(4.6)	159	(17.6)
Owned and leased	–	30	(100.0)	111	(73.0)
Total	227	265	(14.3)	374	(29.1)
Percentage of Group revenue	13.3	14.7	(1.4)	20.1	(5.4)
Operating profit before exceptional items
Franchised	78	77	1.3	78	(1.3)
Managed	22	28	(21.4)	30	(6.7)
Owned and leased	–	1	(100.0)	14	(92.9)
	100	106	(5.7)	122	(13.1)
Regional overheads	(25)	(28)	10.7	(33)	15.2
	75	78	(3.8)	89	(12.4)
Exceptional items	–	175	(100.0)	(56)	412.5
Operating profit	75	253	(70.4)	33	666.7
Percentage of Group operating profit before central overheads and exceptional items	9.0	9.4	(0.4)	11.0	(1.6)

Highlights for the year ended

31 December 2016

Comprising 677 hotels (110,069 rooms) at the end of 2016, Europe represented 14% of the Group’s room count and 9% of the Group’s operating profit before central overheads and exceptional items for the year ended 31 December 2016. Revenues are primarily generated from hotels in the UK and continental European gateway cities. The largest proportion of rooms in Europe are operated under the franchise business model primarily in the upper midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas, in the luxury segment, the majority of InterContinental-branded hotels are operated under management agreements.

Revenue decreased by $38m (14.3%) to $227m and operating profit decreased by $178m (70.4%) to $75m, primarily due to the gain on sale of InterContinental Paris – Le Grand during the year ended 31 December 2015. Operating profit before exceptional items decreased by $3.0m (3.8%) to $75m. Underlyinga revenue increased by $1m (0.6%) and underlyinga operating profit stayed flat at $76m. Overall, comparable RevPAR in Europe increased by 1.7%, with the UK increasing by 2.6%, led by average daily rate growth in the provinces, Germany growing by 6.8% and Russia and CIS growing at 14.7%.

Franchised revenue decreased by $2m (1.9%) to $102m, whilst operating profit increased by $1m (1.3%) to $78m. On a constant currency basis, revenue and operating profit increased by $6m (5.8%) and $6m (7.8%) respectively.

Managed revenue decreased by $6m (4.6%) and operating profit decreased by $6m (21.4%). Revenue and operating profit included $77m (2015: $75m) and $2m (2015: $1m) respectively from managed leases. Excluding properties operated under this arrangement, and on a constant currency basis, revenue decreased by $5m (8.9%) and operating profit decreased by $6m (22.2%). Performance was impacted by difficult trading conditions for our hotels in Paris, and a revenue reduction in relation to three managed hotels; two of which have exited the system and one of which is undergoing a major refurbishment.

The last remaining hotel in the owned and leased estate, InterContinental Paris – Le Grand, was sold in 2015. Following this, revenue and operating profit in the estate decreased to nil.

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior year exchange rates (see pages 156 and 157). Underlying operating profit growth also excludes the impact of exceptional items.

Highlights for the year ended

31 December 2015

Revenue decreased by $109m (29.1%) to $265m and operating profit increased by $220m (666.7%) to $253m, primarily due to the gain on sale of the InterContinental Paris – Le Grand. Operating profit before exceptional items decreased by $11m (12.4%) to $78m. The decrease in revenue and operating profit before exceptional items was primarily due to InterContinental Paris – Le Grand becoming a managed property and the negative impact of significant foreign exchange translation movement. Underlyinga revenue and underlyinga operating profit increased by $13m (7.5%) and $17m (23.3%) respectively, with the transition of 61 UK managed hotels to franchise contracts driving an increase in underlying franchise fees, and cost efficiencies reducing regional overheads. Overall, comparable RevPAR in Europe increased by 5.4%, with the UK increasing by 5.1%, led by rate growth in both London and the provinces, and Germany growing by 4.4%.

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

Performance IHG Annual Report and Form 20-F 2016 35

PERFORMANCE CONTINUED

Europe continued

Europe hotel and room count

Total number of hotels

677

Total number of rooms

110,069

During 2016, Europe System size increased by 17 hotels (3,358 rooms) to 677 hotels (110,069 rooms). The Group opened 24 hotels (4,188 rooms) in Europe in 2016, compared to 36 hotels (5,493 rooms) in 2015.

Seven hotels (830 rooms) left the Europe System in the period, compared to 23 hotels (2,990 rooms) in the previous year.

	Hotels		Rooms
At 31 December	2016	Change over 2015	2016	Change over 2015
Analysed by brand
InterContinental	31	(1)	9,724	(162)
Crowne Plaza	92	4	20,887	618
Hotel Indigo	21	2	1,910	120
Holiday Inn[a]	291	6	47,829	1,679
Holiday Inn Express	234	6	28,578	1,053
Staybridge Suites	7	1	1,000	123
Other	1	(1)	141	(73)
Total	677	17	110,069	3,358
Analysed by ownership type
Franchised	629	14	97,030	2,620
Managed	48	3	13,039	738
Total	677	17	110,069	3,358
Percentage of Group hotel and room count	13.1	–	14.4	0.1

[a]	Includes one Holiday Inn Resort property (88 rooms) (2015: two Holiday Inn Resort properties (212 rooms)).

Europe pipeline

Total number of hotels in the pipeline

137

Total number of rooms in the pipeline

23,954

The Europe pipeline totalled 137 hotels (23,954 rooms) at 31 December 2016, representing an increase of 24 hotels (3,422 rooms) over 31 December 2015. New room signings reached their highest level since 2007 with 60 hotels (9,554 rooms), an increase of 12 hotels (728 rooms) from the prior year. Signings included 17 hotels (2,790 rooms) in Germany, a record number of signings for the third year running and 12 hotels (1,952 rooms) in the UK.

12 hotels (1,944 rooms) were removed from the pipeline in 2016, compared to 13 hotels (1,694 rooms) in 2015.

	Hotels		Rooms
At 31 December	2016	Change over 2015	2016	Change over 2015
Analysed by brand
InterContinental	6	1	813	(69)
Kimpton	1	1	149	149
Crowne Plaza	14	3	3,185	512
Hotel Indigo	18	7	2,264	861
Holiday Inn	35	(2)	7,511	(323)
Holiday Inn Express	58	13	9,395	2,197
Staybridge Suites	5	1	637	126
Other	–	–	–	(31)
Total	137	24	23,954	3,422
Analysed by ownership type
Franchised	111	23	17,908	3,781
Managed	26	1	6,046	(359)
Total	137	24	23,954	3,422

36 IHG Annual Report and Form 20-F 2016 Strategic Report

Asia, Middle East and Africa (AMEA)

Focus on portfolio growth in key cities and resort destinations, while increasing our revenue share through enhanced guest satisfaction and greater loyalty contribution, over the next three years.

PROGRESS AGAINST 2016

REGIONAL PRIORITIES

1.	Grew System size with in-year conversions of over 2,150 rooms in Japan, India, Indonesia and elsewhere. We accelerated our growth by signing over 10,500 rooms, most for full-service brands, and many in high RevPAR locations such as Japan, Australia and the Republic of Maldives.

2.	Strengthened brand preference in the boutique and lifestyle segment in the AMEA region by opening the Hotel Indigo Singapore Katong, and entering into an agreement to introduce EVEN Hotels to Australia and New Zealand.

3.	Supported our people strategy through the launch of our Learning Culture for General Managers and Corporate colleagues, to further leadership skills and business agility. Recognised by Great Places to Work as the third preferred employer in Singapore and fourth in Saudi Arabia across all industries.

IHG’S 2017 REGIONAL PRIORITIES

1.	Grow System size in key cities and resort destinations through both new build and conversion signings. Particular attention to be paid to IHG’s strong portfolio of boutique and lifestyle brands to drive high-value growth.

2.	Drive brand preference through relentless focus on service and enhance contribution from IHG Rewards Club, thereby continuing to improve the guest experience and increase guest satisfaction.

3.	Drive superior returns for our owners through improved communication and refinement of our hotel design and opening processes, to ensure market-leading ROI.

Industry performance in 2016

AMEA room demand growth was offset by supply growth, resulting in flat occupancy. Falling average daily rate in several key countries suppressed RevPAR growth to 0.9%. Slowing global trade and weak oil prices impacted lodging performance in Indonesia, United Arab Emirates (UAE) and Saudi Arabia. Industry RevPAR declined in all three countries by 4.0% in Indonesia, 8.5% in Saudi Arabia and 9.0% in UAE. Decreasing average daily rates were the principal driver in Indonesia and UAE, whilst both occupancy and average daily rate fell in Saudi Arabia. In contrast, Japan achieved solid RevPAR growth of 4.0% due to an increase in average daily rate. RevPAR increased in India by 5.9% and in Thailand by 3.7%, both led by occupancy growth. Australia RevPAR increased by 2.2%, driven by a 1.2% increase in average daily rate.

Source

Smith Travel Research for all of the above industry facts.

IHG’s regional performance in 2016

Across this large region, IHG is widely represented, both geographically and by brand, meaning comparisons with the industry are hard to make. IHG regional comparable RevPAR decreased by 0.2% due to a decline in average daily rate, offset by occupancy gains. Middle East RevPAR declined by 7.0%, impacted by declining oil prices. Performance outside the Middle East was strong with 3.7% RevPAR growth overall. Performance was led by strong positive trading in the mature markets of Japan, where RevPAR increased by 3.6%, and in Australia where RevPAR increased by 2.9% ahead of the industry. India outperformed the market with strong RevPAR growth of 14.1%. Total RevPAR was down 2.0% for the year impacted by the proportion of hotel openings in developing markets where RevPARs are significantly lower than developed markets.

AMEA comparable RevPAR movement on previous year

		12 months ended 31 December 2016
Franchised		Managed
All brands	(0.1)%	All brands	(0.2)%

Performance IHG Annual Report and Form 20-F 2016 37

PERFORMANCE CONTINUED

Asia, Middle East and Africa (AMEA) continued

AMEA results

	12 months ended 31 December
	2016 $m	2015 $m	2016 vs 2015 % change	2014 $m	2015 vs 2014 % change
Revenue
Franchised	16	16	–	16	–
Managed	184	189	(2.6)	187	1.1
Owned and leased	37	36	2.8	39	(7.7)
Total	237	241	(1.7)	242	(0.4)
Percentage of Group revenue	13.8	13.3	0.5	13.0	0.3
Operating profit before exceptional items
Franchised	12	12	–	12	–
Managed	89	90	(1.1)	88	2.3
Owned and leased	2	3	(33.3)	3	–
	103	105	(1.9)	103	1.9
Regional overheads	(21)	(19)	(10.5)	(19)	–
	82	86	(4.7)	84	2.4
Exceptional items	–	(2)	100.0	–	(100.0)
Operating profit	82	84	(2.4)	84	–
Percentage of Group operating profit before central overheads and exceptional items	9.8	10.4	(0.6)	10.5	(0.1)

Highlights for the year ended

31 December 2016

Comprising 280 hotels (76,051 rooms) at 31 December 2016, AMEA represented 10% of the Group’s room count and contributed 10% of the Group’s operating profit before central overheads and exceptional items during the year. 83% of rooms in AMEA are operated under the managed business model.

Revenue and operating profit decreased by $4m (1.7%) to $237m and by $2m (2.4%) to $82m respectively. Operating profit before exceptional items decreased by $4m (4.7%) to $82m. Underlyinga revenue and underlyinga operating profit decreased by $8m (4.1%) and $3m (3.7%) respectively.

Comparable RevPAR decreased 0.2% primarily due to a fall in rate. Performance was positive in India, which grew by 14.1%, and Japan exhibited growth of 3.6%, however the Middle East decreased by 7.0%, impacted by declining oil prices and oversupply.

On an actual and constant currency basis franchised revenue and operating profit remained flat at $16m and $12m respectively.

Managed revenue and operating profit decreased by $5m (2.6%) to $184m and $1m (1.1%) to $89m respectively. Revenue and operating profit included $51m (2015: $46m) and $5m (2015: $5m) respectively from one managed-lease property. Excluding results from this hotel and on a constant currency basis, revenue decreased by $9m (6.3%) to $134m, whilst operating profit remained flat at $85m. Good underlying growth in our managed business was offset by a $7m revenue reduction in relation to four hotels; three long standing contracts being renewed onto standard market terms and one equity stake disposal.

In the owned and leased estate, on an actual and constant currency basis, revenue increased by $1m (2.8%) to $37m and operating profit decreased by $1m (33.3%) to $2m.

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior year exchange rates (see pages 156 and 157). Underlying operating profit growth also excludes the impact of exceptional items.

Highlights for the year ended

31 December 2015

Revenue decreased by $1m (0.4%) to $241m, whilst operating profit remained flat at $84m. Operating before exceptional items increased by $2m (2.4%) to $86m. Revenue and operating profit before exceptional items were both adversely impacted by foreign exchange translation. Underlyinga revenue and underlyinga operating profit increased by $13m (6.5%) and $7m (8.7%) respectively.

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

38 IHG Annual Report and Form 20-F 2016 Strategic Report

AMEA hotel and room count

Total number of hotels

280

Total number of rooms

76,051

The AMEA System size increased by 13 hotels (3,478 rooms) to 280 hotels (76,051 rooms) as at 31 December 2016. Openings decreased by five hotels (2,139 rooms) to 17 hotels (4,473 rooms) in 2016. Four hotels (995 rooms) were removed from the AMEA System in 2016, compared to eight hotels (1,915 rooms) in 2015.

	Hotels		Rooms
At 31 December	2016	Change over 2015	2016	Change over 2015
Analysed by brand
InterContinental	69	1	21,203	(35)
Crowne Plaza	73	2	20,749	738
Hotel Indigo	2	1	323	131
Holiday Inn[a]	93	2	21,312	328
Holiday Inn Express	34	7	7,583	1,697
Staybridge Suites	3	–	425	–
Other	6	–	4,456	619
Total	280	13	76,051	3,478
Analysed by ownership type
Franchised	55	3	12,570	646
Managed	223	10	62,894	2,832
Owned and leased	2	–	587	–
Total	280	13	76,051	3,478
Percentage of Group hotel and room count	5.4	0.1	9.9	0.1

[a]	Includes 14 Holiday Inn Resort properties (2,953 rooms) (2015: 15 Holiday Inn Resort properties (3,169 rooms))

AMEA pipeline

Total number of hotels in the pipeline

149

Total number of rooms in the pipeline

39,643

At 31 December 2016, the AMEA pipeline totalled 149 hotels (39,643 rooms) compared to 147 hotels (38,216 rooms) at 31 December 2015. Hotel signings in AMEA were at their highest since 2008 with 42 hotels (10,551 rooms), an increase of seven hotels although a fall in terms of rooms (1,890 rooms) from the level seen in 2015. Signings in 2016 included 23 hotels (5,934 rooms) in the Holiday Inn brand family and eight InterContinental hotels (1,737 rooms).

23 hotels (4,651 rooms) were removed from the pipeline in 2016, compared to eight hotels (1,959 rooms) in 2015.

	Hotels		Rooms
At 31 December	2016	Change over 2015	2016	Change over 2015
Analysed by brand
InterContinental	27	5	6,681	1,332
Crowne Plaza	21	2	5,554	253
Hotel Indigo	14	1	2,582	301
Holiday Inn[b]	48	3	13,022	1,493
Holiday Inn Express	35	(8)	7,486	(1,858)
Staybridge Suites	4	(1)	788	(112)
Other	–	–	3,530	18
Total	149	2	39,643	1,427
Analysed by ownership type
Franchised	11	3	2,406	227
Managed	138	(1)	37,237	1,200
Total	149	2	39,643	1,427
[b] Includes five Holiday Inn Resort properties (1,256 rooms) (2015: four Holiday Inn Resort properties (1,071 rooms)).

Performance IHG Annual Report and Form 20-F 2016 39

PERFORMANCE CONTINUED

Greater China

Further grow System size, particularly in tier 2 and 3 cities and in the growing midscale segment, whilst developing a strong local talent pipeline for our hotels, over the next three years.

PROGRESS AGAINST 2016

REGIONAL PRIORITIES

1.	Grew System size by opening five InterContinental hotels, including two flagship hotels in Beijing and Shanghai. We also signed 82 new hotels, including four HUALUXE hotels, and increased our pipeline to 239 hotels, out of which around 90 per cent are in tier 2 and 3 cities.

2.	Drove superior returns for our owners through the successful introduction of the Franchise Plus business model for the Holiday Inn Express brand in May (see page 30), with a dedicated support structure to capture the growth opportunity in the midscale segment. In 2016, a total of 20 hotels under the Franchise Plus business model were signed.

3.	Supported our people strategy through the resourcing and development of hotel talent. Rolled out the IHG Frontline programme to drive consistent and effective frontline training, with almost 150 hotels actively adopting the system.

IHG’S 2017 REGIONAL PRIORITIES

1.	Grow System size, under both the managed and franchised business models, through a deeper penetration in tier 2 and 3 cities and a strengthened Holiday Inn and Holiday Inn Express presence to capture the growing midscale segment opportunity.

2.	Maximise System size growth potential by further expanding IHG’s brand portfolio in the market. Continue to build brand awareness and drive performance of opened hotels for the HUALUXE brand.

3.	Drive brand preference by focusing on the delivery of consistent guest experiences for our brands. Further tailor IHG enterprise platforms to better meet evolving market needs.

4.	Support our people strategy by developing a strong local talent pipeline, particularly in tier 2 and 3 cities. Continue to develop and strengthen capabilities to support the needs of the franchise business.

Industry performance in 2016

Lodging industry RevPAR growth in Greater China was flat in the year, an improvement on a 2.4% decline in 2015. Industry occupancy increased 1.6 points driven by a 6.4% increase in room demand. Average daily rate decreased by 2.5%. RevPAR in mainland China increased by 1.6%, driven by a 6.9% increase in room demand and an occupancy increase of 1.8 points. The average daily rate decreased by 1.3%. The country’s two largest city markets in terms of hotel rooms, Beijing and Shanghai, both increased RevPAR due to rising room demand. Shanghai RevPAR growth of 3.1% was due to an occupancy increase. Beijing RevPAR growth of 5.0% was due to both occupancy and a moderate average daily rate increase of 2.0%. RevPAR in Hong Kong and Macau declined by 2.1% and 9.1% respectively, both driven by average daily rate declines as room demand increased.

Source

Smith Travel Research for all of the above industry facts.

IHG’s regional performance in 2016

IHG’s regional comparable RevPAR increased 2.2% in 2016, significantly ahead of the industry. Our RevPAR growth was driven by better than industry occupancy, which increased by 4.4%, whilst average daily rate decreased by 2.2%. Mainland China RevPAR increased by 3.9% led by growth of 6.3% in tier 1 cities driven by strong corporate demand. The rest of mainland China grew by 2.2%. Hong Kong RevPAR declined by 2.3%, slightly below the industry. Taiwan and Macau experienced significant trading declines of 10.5% and 13.5% respectively.

Greater China comparable RevPAR

movement on previous year

12 months ended 31 December 2016
Managed
All brands	3.0%

40 IHG Annual Report and Form 20-F 2016 Strategic Report

Greater China results

	12 months ended 31 December
	2016 $m	2015 $m	2016 vs 2015 % change	2014 $m	2015 vs 2014 % change
Revenue
Franchised	3	4	(25.0)	4	–
Managed	114	105	8.6	99	6.1
Owned and leased	–	98	(100.0)	139	(29.5)
Total	117	207	(43.5)	242	(14.5)
Percentage of Group revenue	6.8	11.5	(4.7)	13.0	(1.5)
Operating profit before exceptional items
Franchised	3	5	(40.0)	5	–
Managed	64	59	8.5	63	(6.3)
Owned and leased	–	29	(100.0)	42	(31.0)
	67	93	(28.0)	110	(15.5)
Regional overheads	(22)	(23)	4.3	(21)	(9.5)
	45	70	(35.7)	89	(21.3)
Exceptional items	–	698	(100.0)	–	100.0
Operating profit	45	768	(94.1)	89	762.9
Percentage of Group operating profit before central overheads and exceptional items	5.4	8.4	(3.0)	11.0	(2.6)

Highlights for the year ended

31 December 2016

Comprising 292 hotels (93,022 rooms) at 31 December 2016, Greater China represented approximately 12% of the Group’s room count and contributed approximately 5% of the Group’s operating profit before central overheads and exceptional items for the year ended 31 December 2016. 98% of rooms in Greater China are operated under the managed business model.

Revenue decreased by $90m (43.5%) to $117m and operating profit decreased by $723m (94.1%) to $45m, primarily due to the gain on sale of InterContinental Hong Kong in 2015. Operating profit before exceptional items decreased by $25m (35.7%) to $45m. Underlyinga revenue and underlyinga operating profit increased by $14m (12.8%) and by $6m (14.6%) respectively. Overall, the region achieved comparable RevPAR growth of 2.2%. Trading in mainland tier 1 cities was particularly strong, whilst the rest of mainland China showed slower growth.

On an actual and constant currency basis, franchised revenue and operating profit decreased by $1m (25.0%) and by $2m (40.0%) respectively.

Managed revenue and operating profit increased by $9m (8.6%) to $114m and by $5m (8.5%) to $64m respectively. Comparable RevPAR increased by 3.0%, whilst the Greater China System size grew by 9.0%, driving a 7.0% increase in total gross revenue derived from rooms business. Total gross revenue derived from non-rooms business increased by 6.8%, primarily due to increased food and beverage revenue. On a constant currency basis, revenue and operating profit increased by $15m (14.3%) to $120m and by $8m (13.6%) to $67m respectively, with ongoing investment in growth initiatives more than offset by scale efficiencies and strategic cost management.

The last remaining hotel in the owned and leased estate, InterContinental Hong Kong, was sold in 2015. Following this, revenue and operating profit in the estate decreased to nil.

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior year exchange rates (see pages 156 and 157). Underlying operating profit growth also excludes the impact of exceptional items.

Highlights for the year ended

31 December 2015

Revenue decreased by $35m (14.5%) to $207m and operating profit increased by $679m to $768m due to the gain on sale of InterContinental Hong Kong. Operating profit before exceptional items decreased by $19m (21.3%) to $70m. Underlyinga revenue increased by $8m (7.8%) due to the addition of over 20,000 rooms into the managed estate over the last two years. Underlyinga operating profit decreased by $5m (10.6%), impacted by $5m of ongoing investment into building long-term people capability, as well as the year-on-year impact from $5m of previously disclosed one-off upsides in 2014. Overall, the region achieved comparable RevPAR growth of 0.3%, significantly ahead of the industry, reflecting our scale and management strength in the region. Trading in mainland tier 1 cities was particularly strong, whilst the rest of mainland China showed marginal increases. Trading in Hong Kong and Macau significantly declined. Total RevPAR in Greater China decreased by 2.3% as more hotels opened into developing markets.

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

Performance IHG Annual Report and Form 20-F 2016 41

PERFORMANCE CONTINUED

Greater China continued

Greater China hotel and room count

Total number of hotels

292

Total number of rooms

93,022

The Greater China System size increased by 27 hotels (7,513 rooms) in the year to 292 hotels (93,022 rooms). 29 hotels (7,938 rooms) opened during 2016, three hotels and 1,442 rooms lower than 2015. Recent growth in the region has focused on tier 2 and 3 cities, which now represent approximately 65% of our open rooms. 17 Holiday Inn brand family hotels (3,773 rooms) were also added in the year, compared to 19 hotels (4,567 rooms) in 2015.

Two hotels (425 rooms) were removed in 2016 compared to eight hotels (2,065 rooms) in 2015.

	Hotels		Rooms
At 31 December	2016	Change over 2015	2016	Change over 2015
Analysed by brand
InterContinental	39	5	16,315	2,508
HUALUXE	4	1	1,096	298
Crowne Plaza	79	4	28,051	1,363
Hotel Indigo	6	1	740	129
Holiday Inn[a]	83	5	25,871	900
Holiday Inn Express	75	11	18,477	2,454
Other	6	–	2,472	(139)
Total	292	27	93,022	7,513
Analysed by ownership type
Franchised	4	–	2,184	–
Managed	288	27	90,838	7,513
Total	292	27	93,022	7,513
Percentage of Group hotel and room count	5.6	0.3	12.1	0.6

[a]	Includes six Holiday Inn Resort properties (1,820 rooms) (2015: seven Holiday Inn Resort properties (2,235 rooms)).

Greater China pipeline

Total number of hotels in the pipeline

239

Total number of rooms in the pipeline

64,028

At 31 December 2016, the Greater China pipeline totalled 239 hotels (64,028 rooms) compared to 205 hotels (58,784 rooms) at 31 December 2015. Signings (82 hotels (18,669 rooms)) were the highest since 2007 in terms of hotel count but decreased from 19,516 rooms in 2015. 63 hotels (13,472 rooms) were signed for the Holiday Inn brand family, including 20 franchised Holiday Inn Express hotels since launching the new franchise model in May. Overall, the Holiday Inn Express brand pipeline increased to 95 hotels (20,205 rooms).

19 hotels (5,487 rooms) were removed from the pipeline in 2016, compared to 18 hotels (5,690 rooms) in 2015.

		Hotels		Rooms
At 31 December	2016	Change over 2015	2016	Change over 2015
Analysed by brand
InterContinental	22	1	7,454	(446)
HUALUXE	22	1	6,956	324
Crowne Plaza	38	(1)	12,511	(206)
Hotel Indigo	11	2	1,782	282
Holiday Inn[b]	50	1	14,841	203
Holiday Inn Express	95	30	20,205	5,087
Other	1	–	279	–
Total	239	34	64,028	5,244
Analysed by ownership type
Franchised	20	20	4,085	4,085
Managed	219	14	59,943	1,159
Total	239	34	64,028	5,244

[b] Includes six Holiday Inn Resort properties (1,820 rooms) (2015: three Holiday Inn Resort properties (820 rooms)).

42 IHG Annual Report and Form 20-F 2016 Strategic Report

Central

Central results

	12 months ended 31 December
	2016 $m	2015 $m	2016 vs 2015 % change	2014 $m	2015 vs 2014 % change
Revenue	141	135	4.4	129	4.7
Gross costs	(269)	(286)	5.9	(284)	(0.7)
Operating loss before exceptional items	(128)	(151)	15.2	(155)	2.6
Exceptional items	–	(11)	100.0	(25)	56.0
Operating loss	(128)	(162)	21.0	(180)	10.0

Highlights for the year ended

31 December 2016

The net operating loss decreased by $34m (21.0%) compared to 2015. Central revenue, which mainly comprises technology fee income, increased by $6m (4.4%) to $141m (an increase of $9m (6.7%) at constant currency), driven by increases in both comparable RevPAR (1.8%) and IHG System size (3.1%). At constant currency, gross costs decreased by $3m (1.0%) compared to 2015 (a $17m or 5.9% decrease at actual currency) driven by a continued focus on strategic cost management. Net operating loss before exceptional items decreased by $23m (15.2%) to $128m (a $12m or 7.9% decrease to $139m at constant currency).

Highlights for the year ended

31 December 2015

The net operating loss decreased by $18m (10.0%) compared to 2014. Central revenue, which mainly comprises technology fee income, increased by $6m (4.7%) to $135m, driven by increases in both comparable RevPAR (4.4%) and IHG System size (4.8%, 3.2% excluding Kimpton). At constant currency, gross costs increased by $13m (4.6%) compared to 2014 (a $2m or 0.7% increase at actual currency). Net operating loss before exceptional items decreased by $4m (2.6%) to $151m (a $5m or 3.2% increase to $160m at constant currency).

System Fund

System Fund assessments

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

	12 months ended 31 December
	2016 $m	2015 $m	2016 vs 2015 % change	2014 $m	2015 vs 2014 % change
Assessment fees and contributions received from hotels	1,439	1,351	6.5	1,271	6.3
Proceeds from sale of IHG Rewards Club points	283	222	27.5	196	13.3
Total	1,722	1,573	9.5	1,467	7.2

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

Highlights for the year ended

31 December 2016

In the year to 31 December 2016, System Fund income increased by 9.5% to $1,722m primarily as a result of a 6.5% increase in assessment fees and contributions from hotels resulting from increased hotel room revenues, reflecting increases in RevPAR and IHG System size. Continued strong performance in co-branded credit card schemes drove the 27.5% increase in proceeds from the sale of IHG Rewards Club points.

Performance IHG Annual Report and Form 20-F 2016 43

PERFORMANCE CONTINUED

Other financial information

Exceptional items

Exceptional items totalled a loss of $29m which included $13m relating to the cost of integrating Kimpton into the operations of the Group and a $16m impairment charge relating to the Barclay associate which owns InterContinental New York Barclay, a hotel managed by the Group. The impairment charge reflects the currently depressed trading outlook for the New York market and the high cost of renovation of the hotel. See note 5 to the Group Financial Statements which provides further detail.

Exceptional items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance (for more information see page 26).

Net financial expenses

Net financial expenses were flat at $87m, reflecting the issue of £350m 2.125% public bonds in August 2016, and a full year of interest on the £300m 3.75% bonds issued in August 2015, offset by the impact of a weaker pound on translation of sterling interest expense.

Financing costs included $3m (2015: $2m) of interest costs associated with IHG Rewards Club where interest is charged on the accumulated balance of cash received in advance of the redemption of points awarded. Financing costs in 2016 also included $20m (2015: $20m) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on operating profit excluding the impact of exceptional items was 30% (2015: 30%). Excluding the impact of prior-year items, the equivalent tax rate would be 31% (2015: 36%). This rate is higher than the average UK statutory rate of 20% (2015: 20.25%), due mainly to certain overseas profits (particularly in the US) being subject to statutory tax rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $12m (2015: charge of $8m). In 2016, the credit included a $6m deferred tax credit in respect of the impairment charge relating to the Barclay associate and a $5m deferred tax credit representing future tax relief on $13m of Kimpton integration costs. In 2015, the charge comprised $56m relating to the disposal of InterContinental Hong Kong and InterContinental Paris – Le Grand, a credit of $21m in respect of the 2014 disposal of an 80% interest in InterContinental New York Barclay reflecting the judgement that state tax law changes would now apply to the deferred gain and credits of $27m for current and deferred tax relief on other operating exceptional items of current and prior years.

Net tax paid in 2016 totalled $130m (2015: $110m, including $1m in respect of disposals). Tax paid represents an effective rate of 22% (2015: 8%) on total profits and is lower than the effective income statement tax rate of 30% (2015: 30%), primarily due to the timing of US tax payments and the impact of deferred taxes.

IHG pursues an approach to tax that is consistent with its business strategy and its overall business conduct principles. This approach seeks to ensure full compliance with all tax filing, payment and reporting obligations on the basis of communicative and transparent relationships with tax authorities. Policies and procedures related to tax risk management are subject to regular review and update and are approved by the IHG Audit Committee.

The Group’s Approach to Tax document is available on IHG’s website at www.ihgplc. com/responsible-business under Policies.

Tax liabilities or refunds may differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law. Procedures to minimise risk include the preparation of thorough tax risk assessments for all transactions carrying material tax risk and, where appropriate, material tax uncertainties are discussed and resolved with tax authorities in advance.

IHG’s contribution to the jurisdictions in which it operates includes a significant contribution in the form of taxes borne and collected, including taxes on its revenues and profits and in respect of the employment its business generates. IHG earns approximately 80% of its revenues in the form of franchise, management or similar fees, with almost 85% of IHG-branded hotels being franchised. In jurisdictions in which IHG does franchise business, the prevailing tax law will generally provide for IHG to be taxed in the form of local withholding taxes based on a percentage of fees rather than based on profits. Costs to support the franchise business are normally incurred regionally or globally, and therefore profits for an individual franchise jurisdiction cannot be separately determined.

Dividends

The Board has proposed a final dividend per ordinary share of 64.0¢. With the interim dividend per ordinary share of 30.0¢, the full-year dividend per ordinary share for 2016 will total 94.0¢, an increase of 11% over 2015.

In February 2017, the Board proposed a $400m return of funds to shareholders by way of a special dividend and share consolidation.

IHG pays its dividends in pounds sterling and US dollars. The sterling amount of the final and special dividend will be announced on 11 May 2017 using the average of the daily exchange rates from 8 May 2017 to 10 May 2017 inclusive.

Earnings per ordinary share

Basic earnings per ordinary share decreased by 62.4% to 195.3¢ from 520.0¢ in 2015. Adjusted earnings per ordinary share increased by 16.2% to 203.3¢ from 174.9¢ in 2015.

Share price and market capitalisation

The IHG share price closed at £36.38 on 31 December 2016, up from £26.58 on 31 December 2015. The market capitalisation of the Group at the year end was £7.2bn.

DIVIDEND POLICY

The Group’s business is highly cash-generative and the Group has three primary uses for its cash; investing to drive growth, maintaining sustainable growth in the ordinary dividend and returning surplus funds to shareholders. These are kept under constant review by the Board.

IHG has a progressive dividend policy, which means growing dividend per ordinary share each year. The Group has an excellent track record of returning funds to shareholders through ordinary and special dividends and share buybacks, with the ordinary dividend seeing 11% CAGR since 2003. This is in addition to special returns of funds detailed on page 178.

The Group seeks to maintain an efficient balance sheet and investment grade credit rating and aims to maintain a net debt:EBITDA ratio of 2.0 – 2.5x. The ratio at 31 December 2016 was 1.9x, however, this is before the payment of the $400 return of funds to shareholders via a special dividend with share consolidation proposed by the Board in February 2017.

44 IHG Annual Report and Form 20-F 2016 Strategic Report

Liquidity and capital resources

Sources of liquidity

In August 2016, the Group issued a £350m, 10-year bond at a 2.125% coupon rate, the lowest funding rate the Group has achieved in the sterling bond market. The bonds are repayable in 2026, extending the maturity profile of the Group’s debt.

This is in addition to £400m of public bonds which are repayable on 28 November 2022 and £300m of public bonds which are repayable on 14 August 2025. On 9 December 2016, the Group repaid £250m of maturing public bonds which were issued in 2009.

The Group is further financed by a $1.275bn revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral facility) which mature in March 2021, with a one-year extension option exercisable in 2017. $110m was drawn under the Syndicated Facility at the year end.

The Syndicated and Bilateral facilities contain the same terms and two financial covenants; interest cover; and net debt divided by earnings before interest, tax, depreciation and amortisation (EBITDA). The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

Additional funding is provided by the 99-year finance lease (of which 89 years remain) on InterContinental Boston and other uncommitted bank facilities (see note 20 to the Group Financial Statements). In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements.

Net debt of $1,506m (2015: $529m) is analysed by currency as follows:

	2016 $m	2015 $m
Borrowings
Sterling	1,289	1,405
US dollar	418	253
Euros	2	4
Other	3	4
Cash and cash equivalents
Sterling	(27)	(619)
US dollar	(127)	(460)
Euros	(12)	(15)
Canadian dollar	(8)	(8)
Chinese renminbi	(7)	(4)
Other	(25)	(31)
Net debt	1,506	529
Average debt level	1,235	1,420

Borrowings included bank overdrafts of $89m (2015: $39m), which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position, with the most significant balances in the US, Canada, and Singapore, and the matching overdrafts are held by the Group’s central treasury company in the UK.

Cash and cash equivalents include $3m (2015: $1m) that is not available for use by the Group due to local exchange controls.

Information on the maturity profile and interest structure of borrowings is included in notes 20 and 22 to the Group Financial Statements.

The Group had net liabilities of $759m at 31 December 2016, (net assets of $319m at 31 December 2015), with the decrease due to the $1.5bn special dividend paid in May 2016.

Cash from operating activities

Net cash from operating activities totalled $752m for the year ended 31 December 2016, up $124m on the previous year largely due to cash receipts on behalf of the System Fund of approximately $95m from renegotiation of long-term partnership agreements.

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

Cash from investing activities

Net cash outflows from investing activities totalled $216m. In 2015 net cash inflows totalled $589m, including $1,277m of disposal proceeds primarily related to the disposal of InterContinental Paris – Le Grand and InterContinental Hong Kong and $438m on the acquisition of Kimpton Hotels & Restaurants. Excluding the effect of these major acquisitions and disposals, net cash outflows from investing activities decreased by $34m, primarily driven by proceeds from other financial assets in 2016.

The Group had committed contractual capital expenditure of $97m at 31 December 2016 (2015: $76m).

Cash used in financing activities

Net cash used in financing activities totalled $1,456m, which was $1,346m higher than 2015, mainly due to the $1.5bn special dividend paid in May 2016. Net cash inflows from borrowings were $150m higher than in 2015.

Overall net debt increased during the year by $977m to $1,506m as at 31 December 2016.

Off-balance sheet arrangements

At 31 December 2016, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual obligations

The Group had the following contractual obligations outstanding as of 31 December 2016.

	$m
	Total amounts committed	Less than 1 year	1–3 years	3–5 years	After 5 years
Long-term debt obligationsa, [b]	1,402	–	–	110	1,292
Interest payable[b]	320	42	84	84	110
Derivatives	3	3	–	–	–
Finance lease obligations[c]	3,333	17	32	32	3,252
Operating lease obligations	590	53	92	99	346
Agreed pension scheme contributions	5	5	–	–	–
Capital contracts placed	97	97	–	–	–
Total	5,750	217	208	325	5,000

[a]	Repayment period classified according to the related facility maturity date.
[b]	Excluding bank overdrafts.
[c]	Mainly represents the minimum lease payments related to the 99-year lease (of which 89 years remain) on InterContinental Boston. Payments under the lease step up at regular intervals over the lease term.

Contingent liabilities

Contingent liabilities include performance guarantees with possible cash outflows totalling $14m, guarantees over the debt of equity investments of $33m, outstanding letters of credit of $37m, and an indemnity over a $43m bank loan made to an associate. The Group may also be exposed to additional liabilities resulting from security incidents. See note 30 to the Group Financial Statements for further details.

Performance IHG Annual Report and Form 20-F 2016 45

Governance

48	Chairman’s overview
49	Corporate Governance
49	Our Board and Committee governance structure
50	Our Board of Directors
52	Our Executive Committee
54	Board meetings
55	Director induction, training and development
55	Board effectiveness evaluation
56	Engagement with shareholders
57	Audit Committee Report
60	Corporate Responsibility Committee Report
61	Nomination Committee Report
62	Statement of compliance with the UK Corporate Governance Code
64	Directors’ Remuneration Report
64	Remuneration Committee Chairman’s statement
66	At a glance
68	Remuneration at IHG – the wider context
69	Annual Report on Directors’ Remuneration
76	Directors’ Remuneration Policy

46 IHG Annual Report and Form 20-F 2016 Governance

STRATEGIC REPORT
GOVERNANCE
GROUP FINANCIAL STATEMENTS
PARENT COMPANY FINANCIAL STATEMENTS
ADDITIONAL INFORMATION

Shaker + Spear, a Kimpton restaurant, Seattle, Washington, US

Governance IHG Annual Report and Form 20-F 2016 47

Chairman’s overview

“As a Board, we instil a culture of strong values, ethics and integrity in our business.”

We embrace good governance, which we see both as a product of good leadership and as key in creating long-term value.

The Board is responsible for ensuring leadership through effective oversight and review of the Group’s activities. The Board considers what we aim to deliver as a company and how we deliver it, recognising the importance of instilling a culture of strong values, ethics and integrity in our business.

Governance framework

Governance for us is about our values, our ethics, and doing the right thing. Led by the Board, and supported by its principal Committees (Audit, Corporate Responsibility, Nomination and Remuneration Committees), effective corporate governance is embedded in our corporate culture and permeates throughout the business. Together with our ways of working, rigorous structures of reporting, sound system of controls, and commitment to conducting business responsibly, our practices and policies not only ensure the smooth operation of our business but also effectively safeguard our reputation.

Board culture and composition

Good governance at IHG begins with the Board. We carefully plan our annual agenda, allowing time to consider and review strategic, operational, governance, and financial and performance-related agenda items. Effective meetings also depend on the dynamics of the Board, and we strive to create an inclusive environment, where every Director is encouraged to contribute to the discussion, and where constructive challenge is welcomed. See pages 54 and 55 for details of the items discussed by the Board during the year, and the information and support provided to the Board to ensure meetings are run effectively.

As of 31 December 2016, the Board comprised six Non-Executive Directors, myself as Chairman, and two Executive Directors, including 33 per cent female representation. In February 2017, we approved the appointment of Malina Ngai to the Board as a Non-Executive Director, with effect from 1 March 2017. Malina will bring to the Board considerable experience in consumer-facing, branded operations, and will provide significant insight into the Asian market, and her appointment will also increase the level of female representation on the Board from 33 to 40 per cent. We are proud to be a diverse company and value the benefits that this brings. By ensuring that different genders, backgrounds, ages and nationalities are appropriately represented, both in the composition of the Board and throughout the organisation as a whole, we ensure that corporate decision-making is informed by the widest possible range of knowledge, skills and experience.

In 2016, we said goodbye to Tracy Robbins, Jennifer Laing and Ying Yeh, after four, 10 and eight years on the Board respectively. Jill McDonald, a Non-Executive Director, succeeded Jennifer as Chairman of the Corporate Responsibility Committee. Details about her induction are set out on page 55.

Further details of our Board structure and composition can be found on pages 49 to 51, and details of our approach to succession planning and diversity are located in the Nomination Committee Report on page 61.

Training, development and Board performance review

The Board’s training needs are reviewed regularly as part of our agenda-setting and the annual Board effectiveness evaluation. In 2016, the Directors received training on a variety of topics, including updates on technology trends, changes in accounting regulations, and key areas of our Responsible Business ethics and compliance programme, in addition to regular briefings on legal and corporate governance developments. Further information about our ongoing training arrangements for Directors can be found on page 55.

We recognise the importance of regularly evaluating the Board and how this contributes to an effective Board that adds real value to the Group. In 2016, we engaged an independent external facilitator to lead our Board effectiveness evaluation. An evaluation plan has been devised, and will be carried out in early 2017. More information on the evaluation, including our performance against the 2015 action plan, is on pages 55 and 56.

Compliance and our dual listing

As a dual-listed company with a premium listing on the London Stock Exchange and a secondary listing on the New York Stock Exchange, we are required to file both an Annual Report in the UK and a Form 20-F in the US. Our statement of compliance with the UK Corporate Governance Code (the Code) is located on pages 62 and 63. I am pleased to report that, during 2016, we complied fully with all principles and provisions of the Code, with the exception of the provision relating to audit tendering (see page 63). However, we have established a sub-committee of the Audit Committee to oversee the audit tender process and recommend a detailed plan, to be presented to that Committee in 2017 (see page 59).

To ensure continued consistency of information provided to both UK and US investors for 2016, we have again produced a combined Annual Report and Form 20-F this year. As required by the SEC, a statement outlining the differences between the Group’s UK corporate governance practices and those followed by US companies can be found on page 176.

We recognise the importance of governance in creating long-term, sustainable value, and in 2017 we will continue to drive the execution of our strategy and enhance our governance framework.

Patrick Cescau

Non-Executive Chairman

20 February 2017

48 IHG Annual Report and Form 20-F 2016 Governance

Corporate Governance

Our Board and Committee governance structure

The Group’s governance framework, which supports our culture and our values, and underpins our long-term performance, is directed by the Board and through the Group’s Board and Management Committees.

The Board and its Committees

The Board is accountable for the long-term success of the Group. It leads the Group’s strategic direction and long-term objectives, and monitors Group performance, and risk and internal management controls through effective oversight and review. Supported by its principal Committees (Audit, Corporate Responsibility, Nomination and Remuneration Committees), the Board sets the Group’s strategic direction, oversees how it delivers these objectives and aims to deliver sustainable shareholder value for the long term. See page 54 for details on the Board and how it spent its time during 2016.

Management Committees

Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees.

The Executive Committee has responsibility for implementing operational decisions. Day-to-day management of the business is delegated to the Chief Executive Officer and the Executive Committee. There is clear delegation and oversight from the Board to the Executive Committee, which strengthens decision-making across key areas of the business.

The General Purposes Committee attends to business of a routine nature with parameters set by the Board or an appropriate Committee.

The Disclosure Committee ensures proper procedures are in place for information disclosures required pursuant to UK and US accounting, statutory and listing requirements.

More information on our Board and Committees, including the schedule of matters reserved for the Board (which sets out those areas that are not delegated by the Board to its Committees), is available on our website at www.ihgplc.com/investors under Corporate governance.

BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE IN 2016

			Meetings
	Appointment date	Committee appointments	Board	Audit Committee	Corporate Responsibility Committee	Nomination Committee	Remuneration Committee
Total meetings held			8	5	3	2	6
Chairman
Patrick Cescau	01/01/13		8			2
Chief Executive Officer
Richard Solomons	10/02/03		8		3
Executive Directors
Paul Edgecliffe-Johnson	01/01/14		8
Senior Independent Non-Executive Director
Dale Morrison	01/06/11		8	5		2	6
Non-Executive Directors
Anne Busquet	01/03/15		8	5	3	2
Ian Dyson	01/09/13		8	5		2	6
Jo Harlow	01/09/14		8	5		2	6
Jennifer Laing	25/08/05		2	2	1	1
Luke Mayhew	01/07/11		8		3	2	6
Jill McDonald	01/06/13		8	5	3	2
Ying Yeh	01/12/07		2		1	1	2

Board Committee membership key

Audit Committee member Nomination Committee member Chairman of a Board Committee

Corporate Responsibility Committee member Remuneration Committee member

Corporate Governance IHG Annual Report and Form 20-F 2016 49

CORPORATE GOVERNANCE CONTINUED

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

Other appointments: Currently Senior Independent Director of International Airlines Group, Patrick is also a trustee of The Leverhulme Trust, Patron of the St Jude India Children’s Charity and Member of the Temasek European Advisory Panel.

Richard Solomons Chief Executive Officer Appointed to the Board: 10 February 2003	Skills and experience: Richard has led the continued growth of IHG, including the launch of HUALUXE Hotels and Resorts and EVEN Hotels, and IHG’s acquisition of Kimpton Hotels & Restaurants. Before being appointed Chief Executive Officer, Richard served as Chief Financial Officer and Head of Commercial Development. Richard was integral in shaping and implementing IHG’s asset-light strategy, which has helped the business grow significantly since it was formed in 2003, as well as supporting the return of over $12 billion to shareholders. Richard is a member of the

Industry Real Estate Financing Advisory Council and a Governor of the Aviation and Travel Industry Group of the World Economic Forum.

Board contribution: Richard is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Other appointments: Currently a Non-Executive Director of Marks and Spencer Group plc.

Paul Edgecliffe-Johnson Chief Financial Officer Appointed to the Board: 1 January 2014	Skills and experience: Paul is a fellow of the Institute of Chartered Accountants and a member of the Association of Corporate Treasurers. He was previously Chief Financial Officer of IHG’s Europe and Asia, Middle East and Africa regions, a position he held since September 2011. He joined IHG in August 2004 and has held a number of senior-level finance positions, including Head of Investor Relations, Head of Global Corporate Finance and

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

Board contribution: Dale has over 10 years’ experience in sales and marketing positions, and over 25 years’ experience in general management, having held senior positions in the branded foods sector. Dale’s role as Senior Independent Non-Executive Director is fundamental to the successful operation of the Board.

Other appointments: Currently a Non-Executive Director of International Flavors & Fragrances Inc., and Non-Executive Chairman of Marlin 1 (holding company for Young’s Seafood International Holdings Ltd.).

CHANGES TO THE BOARD
Tracy Robbins	Tracy resigned from the Board and her role as Executive Vice President, Human Resources on 15 January 2016.
Jennifer Laing	Jennifer retired from the Board following the AGM on 6 May 2016.
Jill McDonald	Jill was appointed to the Chair of the Corporate Responsibility Committee on 6 May 2016.
Ying Yeh	Ying retired from the Board following the AGM on 6 May 2016.

50 IHG Annual Report and Form 20-F 2016 Governance

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

Other appointments: Anne is currently the President of AMB Advisors, an independent consulting firm, and Managing Director at Golden Seeds LLC, an angel investment company. She also serves on the boards of Pitney Bowes, MTBC, Elior Group and Provista Diagnostics, Inc. and on the advisory boards of JEGI and SheSpeaks.

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

Other appointments: Currently a Non-Executive Director of Punch Taverns plc, a Non-Executive Director and Chairman of the Audit Committee of SSP Group plc, Senior Independent Non-Executive Director and Chairman of the Audit Committee of ASOS plc, and Senior Independent Non-Executive Director of Paddy Power Betfair plc.

Jo Harlow Independent Non-Executive Director Appointed to the Board: 1 September 2014	Skills and experience: Jo most recently held the position of Corporate Vice President of the Phones Business Unit at Microsoft Corporation. She was previously Executive Vice President of Smart Devices at Nokia Corporation, following a number of senior management roles at Nokia from 2003. Prior to that, she held marketing, sales and management roles at Reebok International Limited from 1992 to 2003 and at Procter & Gamble Company from 1984 to 1992.

Board contribution: Jo has over 25 years’ experience working in various senior roles, predominantly in the branded and technology sectors.

Other appointments: Currently a Non-Executive Director of Halma plc.

Luke Mayhew Independent Non-Executive Director Appointed to the Board: 1 July 2011	Skills and experience: Luke served for 12 years on the board of John Lewis Partnership plc, including as Managing Director of the Department Store division. Luke spent five years at British Airways Plc and seven years at Thomas Cook Group plc in senior positions. He was also a Non-Executive Director of WHSmith PLC and Brambles Limited where he chaired the Remuneration Committee. He was Chairman of Pets at Home Group Plc.

Board contribution: Luke has over 30 years’ experience in senior roles in the branded sector and was Remuneration Committee Chairman at Brambles Limited from 2006 to 2014. As Chairman of the IHG Remuneration Committee he is responsible for setting the remuneration policy.

Other appointments: Currently Senior Independent Director of DFS Furniture Holdings plc, and a trustee of BBC Children in Need.

Jill McDonald Independent Non-Executive Director Appointed to the Board: 1 June 2013	Skills and experience: Jill started her career at Colgate-Palmolive Company, spent 16 years with British Airways Plc and held a number of senior marketing positions in the UK and overseas. Jill was previously Chief Executive Officer UK and President for the North West Europe division for McDonald’s, and held a number of other senior roles in the company from 2006. Jill became Chief Executive Officer of the Halfords Group plc in May 2015.

Board contribution: Jill has nearly 30 years’ experience working with high-profile international consumer-facing brands at both marketing and operational level. As Chairman of the Corporate Responsibility Committee she is responsible for corporate responsibility objectives and strategy and approach to sustainable development.

Other appointments: Currently Chief Executive Officer of Halfords Group plc.

Corporate Governance IHG Annual Report and Form 20-F 2016 51

CORPORATE GOVERNANCE CONTINUED

Our Executive Committee

In addition to Paul Edgecliffe-Johnson and Richard Solomons, the Executive Committee comprises:

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

Angela Brav Chief Executive Officer, Europe Appointed to the Executive Committee: August 2011 (Joined the Group: 1988)	Skills and experience: Angela has over 25 years’ experience in the hospitality industry, including hotel operations, franchise relations and technology solutions. She held various senior roles in IHG’s North American and European regions prior to becoming Chief Operating Officer, North America. She was appointed Chief Executive Officer, Europe in August 2011.	Key responsibilities: These include business development and performance of all the hotel brands and properties in Europe.

Federico Lalatta Costerbosa Executive Vice President, Global Strategy and Corporate Development, Appointed to the Executive Committee: April 2016 (Joined the Group: 2014)	Skills and experience: Prior to IHG, Federico worked for 20 years at The Boston Consulting Group (BCG). From 2004 he was Partner and Managing Director, focusing on Consumer Practice and active across retail, consumer and luxury goods, travel and tourism sectors. Among other responsibilities, Federico was part of BCG’s global leadership teams for Retail and for Social Impact. Before joining BCG Federico developed his own business, offering high-end art-related travel services in Italy.	Key responsibilities: These include shaping and overseeing the execution of corporate strategy, exploring global business development opportunities, enhancing our owner proposition and delivering IHG’s major transformation programmes.

Yasmin Diamond Executive Vice President,Global Corporate Affairs Appointed to the Executive Committee: April 2016 (Joined the Group: 2012)	Skills and experience: Yasmin was Director of Communications at the Home Office, where she advised the Home Secretary, Ministers and senior officials on the strategic development and daily management of all the Home Office’s external and internal communications. She was previously Director of Communications at the Department for Environment, Food and Rural Affairs and Head of Communications for Welfare to Work and New Deal and Head of Marketing at the Department for Education and Skills. Before joining government communications, Yasmin was Publicity Commissioner for the BBC. In 2011, Yasmin was awarded a Companion of the Order of the Bath (CB) in the New Year’s honours list in recognition of her career in government communications.

Key responsibilities: These include all global internal and external communications activity, as well as key public affairs work, ensuring that it supports and enables IHG’s broader strategic priorities.

Elie Maalouf Chief Executive Officer, The Americas Appointed to the Executive Committee: February 2015 (Joined the Group: 2015)	Skills and experience: Elie was appointed Chief Executive Officer, The Americas at IHG in February 2015, with over 14 years’ experience working in a major global franchise business. He joined the Group having spent six years as President and Chief Executive Officer of HMSHost Corporation, a global travel and leisure company, where he was also a member of the board of directors. Elie brings broad experience to IHG spanning development, branding, finance, real estate and operations management, as well as highly relevant food and beverage expertise. He was most recently a Senior Advisor with McKinsey & Company.

Key responsibilities: These include business development and performance of all the hotel brands and properties in The Americas region.

CHANGES TO THE EXECUTIVE COMMITTEE

Federico Lalatta Costerbosa	Federico was appointed to the Executive Committee on 4 April 2016.

Yasmin Diamond	Yasmin was appointed to the Executive Committee on 4 April 2016.

Lori Gaytan	Lori was Interim Executive Vice President of Human Resources from January 2016.

Ranjay Radhakrishnan	Ranjay was appointed to the Executive Committee on 1 December 2016.

52 IHG Annual Report and Form 20-F 2016 Governance

Kenneth Macpherson Chief Executive Officer, Greater China Appointed to the Executive Committee: April 2013 (Joined the Group: 2013)	Skills and experience: Kenneth joined IHG as Chief Executive Officer, Greater China in April 2013. Prior to joining the Group, he worked for Diageo plc for nearly 20 years and held senior management positions, including serving as Executive Managing Director of Diageo Greater China. Kenneth has extensive management experience, with a background in sales, marketing strategy, business development and operations.

Kenneth also brings substantial knowledge and expertise in Chinese and international business operations.

Key responsibilities: These include business development and performance of all the hotel brands and properties in the Greater China region.

Eric Pearson Executive Vice President and Chief Information Officer Appointed to the Executive Committee: February 2012 (Joined the Group: 1997)	Skills and experience: Eric has a background in engineering and technology and started his career with IHG 20 years ago, building IHG’s internet business. Since then, he has held various senior positions in global e-commerce, distribution marketing and global brands. Prior to being appointed Chief Information Officer, Eric most recently held the position of Chief Marketing Officer for The Americas region.	Key responsibilities: These include global technology, including technology strategy, application development and global operations for IHG corporate systems and hotels around the world.

Ranjay Radhakrishnan Chief Human Resources Officer Appointed to the Executive Committee: December 2016 (Joined the Group: 2016)	Skills and Experience: Ranjay joined IHG as Chief Human Resources Officer in December 2016. He previously spent 23 years at Unilever, in a range of senior leadership roles at global, regional and country levels. At Unilever, Ranjay was most recently Executive Vice President Global HR (Categories & Market Clusters), where he led HR for Unilever’s eight regions (Market Clusters) and four global Product Categories under a unified global HR leadership role. Ranjay has worked and lived in several countries, including the UK, The Netherlands, Singapore, UAE, and India.	Key responsibilities: These include global talent management, learning and capability building, diversity, organisation development, reward and benefit programmes, employee relations, and all aspects of the people and organisation strategy for the Group.

Jan Smits Chief Executive Officer, Asia, Middle East and Africa Appointed to the Executive Committee: April 2011 (Joined the Group: 2002)	Skills and experience: Jan has more than 30 years’ experience in the hospitality industry. He held various senior positions in the Asia and Australasia region. He became Managing Director, Asia Australasia in June 2009. Following the amalgamation of our Middle East and Africa region with our Asia Australasia region, he became Chief Executive Officer, Asia, Middle East and Africa in April 2011.	Key responsibilities: These include business development and performance of all the hotel brands and properties in Asia, Middle East and Africa.

George Turner Executive Vice President, General Counsel and Company Secretary Appointed to the Executive Committee: January 2009 (Joined the Group: 2008)	Skills and experience: George is a solicitor and qualified to private practice in 1995. Prior to joining the Group, George spent over 10 years with Imperial Chemical Industries PLC, where he held a number of key positions including Deputy Company Secretary and Senior Legal Counsel.	Key responsibilities: These include corporate governance, risk management, insurance, regulatory compliance, internal audit, legal, corporate responsibility, public affairs and hotel standards.

Corporate Governance IHG Annual Report and Form 20-F 2016 53

CORPORATE GOVERNANCE CONTINUED

Board meetings

The Group’s performance and compliance with the governance framework, and other key matters are overseen and monitored by the Board. The Company Secretary maintains an annual agenda schedule for Board meetings that tracks routine matters and updates on both strategic and operational matters. Meetings begin with an update from the Chairman and Chief Executive Officer, and the Chief Financial Officer provides a financial review of the Group. Executive Committee members and other senior management present deep dives on key initiatives and developments in each region and function throughout the year.

In addition to the business discussed and considered at Board meetings, the Board allows time for more informal presentations and discussion at pre-dinner meetings during the evenings before Board meetings.

The Board held eight scheduled meetings during the year, and individual attendance is set out on page 49. Time is set aside at the start and end of meetings for the Chief Executive Officer to meet with the Chairman and Non-Executive Directors, and for the Chairman to meet privately with the Senior Independent Non-Executive Director and Non-Executive Directors. Careful agenda planning allows the Board sufficient time to consider key matters at appropriate stages across the year.

So that the Board makes the best possible use of its time at meetings, all Directors are provided with detailed briefing papers (available electronically) at least one week in advance of every meeting to ensure that discussions are focused and relevant.

Strategic and operational matters

The Board continued to focus on matters of strategic and operational importance in 2016, which included:

•	our commercial strategy (see pages 14 to 17);

•	guest loyalty (see page 16);

•	information governance and the information security landscape;

•	strategic portfolio management and priorities agreed at the March Board strategy day;

•	regional updates on The Americas, AMEA, Europe and Greater China regions (see pages 31 to 42);

•	online travel agents and distribution;

•	an in-depth trends review (see page 9);

•	progress against the development of our next-generation Guest Reservation System (see page 17);

•	in-depth brand reviews for Holiday Inn, Holiday Inn Express (see page 17), Kimpton and Crowne Plaza; and

•	finance and procurement update.

The Board also discussed the UK’s EU referendum result and the impact of Brexit on IHG. As IHG is a global business, with operations in nearly 100 countries, the Board concluded that the result would have no material impact on our strategy or operations.

Governance and investor relations

The Board routinely considers shareholder relations and deals with corporate governance matters, including:

Governance:

•	updates from each of the Board Committees;

•	quarterly corporate governance and regulatory updates, including reviews of regulatory developments and any upcoming legislative changes affecting the business, our Board and/or its Committees;

•	the Annual Report and Form 20-F;

•	internal controls and risk management systems, our risk appetite and our global insurance programme;

•	Board effectiveness evaluation; and

•	the terms of reference for each Board Committee.

Investor relations and communications:

•	the review and approval of shareholder returns strategies for 2016;

•	updates on investor perceptions and shareholder relations, consideration of analysts’ reports and media updates;

•	preparations for the AGM; and

•	our share register movements during 2016, share price performance, relative share price performance and the investor road show (including investor feedback).

ANNUAL STRATEGY MEETING – MARCH 2016

In addition to the routine financial and operating reports and updates that the Board considers, substantial time is also spent considering Group strategy, performance and oversight, including a dedicated annual strategy meeting.

As well as reviewing and discussing our global strategy in detail, we also spent time focusing on the European market. We visited three of our priority markets in the region, UK (London), Germany (Frankfurt and Berlin) and Russia (Moscow), giving the Board the opportunity to see at first-hand the diversity of the European market and the progress we are making in cementing our foothold. More details of this, and more key trends affecting our industry, can be found on pages 8 and 9.

Each Board member received a full briefing in advance of the visit to familiarise them with the cities and hotels that they were visiting and the specifics of, and recent developments in, the European market. The briefing also included an overview of the key macroeconomic figures, trends (including technology), and our key international competitors’ business in the region.

The Board had the opportunity to meet with senior executives in the region, key-market experts and some of the owners to hear about the dynamics at play in the hospitality sector in the region and discuss more specifically IHG’s position.

54 IHG Annual Report and Form 20-F 2016 Governance

Director induction, training and development

New Director inductions

There were no new Director appointments in 2016. However, all new Directors, upon appointment, undergo a comprehensive and formal induction programme which is tailored to meet their individual needs. We believe this is crucial in ensuring our Directors have an in-depth understanding of the Group’s business and our business model, our principal activities, and our strategy, which is key to enabling all Directors to contribute to the Board effectively with their knowledge, skills, experience and expertise.

During 2016, our induction focus supported Jill McDonald upon her appointment as Chair of the Corporate Responsibility (CR) Committee following Jennifer Laing’s retirement from the Board on 6 May, 2016. An induction programme was put in place and entailed:

•	a detailed handover from Jennifer Laing; and

•	a series of meetings with the heads of Corporate Responsibility and the Company Secretary, which included planning and setting the meeting agendas and a deep dive on the CR programmes, their background and development.

Malina Ngai will receive a full induction programme during 2017, details of which will be reported in the 2017 Annual Report.

Ongoing Director training and development

At IHG, we believe that updating skills and knowledge through a progressive and continual training programme is of great importance because it facilitates a better understanding of the Group’s business and its operations. The Chairman regularly reviews and agrees any training and development needs with each Director and the Board is made aware of training opportunities.

Board and Committee meetings are regularly used to keep Directors formally up to date on developments in the environment in which the business operates, with in-depth discussion and presentations provided by senior management on key topical areas as required. The Company Secretary provides updates to the Board on regulatory, corporate governance and legal matters, or relevant changes, as part of meetings. Individual meetings are also set up with senior management, as necessary, to enable the Board to keep up to date with, and enhance their knowledge of, the business.

Board meetings are intentionally held at IHG hotels in different locations to provide first-hand experience of the different brands across our portfolio, to broaden the Board’s exposure to the geographical markets in which we operate and to provide opportunities to meet frontline staff and other colleagues. In 2016, Board members attended Board and Committee meetings held at InterContinental London Park Lane and Crowne Plaza Gerrards Cross in the UK, and InterContinental New York Barclay in the US, in addition to meetings held at the Group’s head offices in Denham, UK. As part of our annual strategy meeting, Board members visited hotels in Frankfurt, Moscow and London prior to assembling at InterContinental Berlin. Whilst in New York, Board members visited the Hotel Indigo Lower East Side, EVEN Times Square South and Hotel Kimpton Eventi. Directors are also encouraged to visit hotels across our brands informally.

Training focus areas in 2016	How we delivered the training
Audit and governance developments	Ernst & Young LLP presentation
Regulatory developments including:	Quarterly Board reports
• Corporate governance
and stewardship;
• EU Market Abuse Regulation;
• Sanctions updates; and
• General Data Protection Regulation.
Embedding responsible business	Human rights eLearning;
in our practices	Competition law eLearning
Technology trends	Accenture presentation
Data and information governance	PricewaterhouseCoopers presentation

Board effectiveness evaluation

IHG continues to recognise the importance of evaluating the performance of the Board as a whole, its main Committees and its Directors, in line with the Code recommendations.

2015 EVALUATION OBSERVATIONS AND ACTION TAKEN DURING 2016

2015 observations	Action taken during 2016

The Board was much more focused on brands, although the Board would still benefit from regular reviews of the progress of each brand against its strategy.	Regular brand updates were provided at Board meetings with performance reports and deep-dives held on the Holiday Inn, Holiday Inn Express, Crowne Plaza and Kimpton brands (see page 54).

The Board’s understanding of competitors’ strategy and performance had been achieved through enhanced analysis.	No further enhancements to the current practice were required.

Increased exposure to the Group’s US business was requested, including a review of the Kimpton integration.	The Americas review was presented at the June Board meeting and an update on the Kimpton integration was presented at the December Board meeting.

Increase the Board’s understanding of consumer trends and behaviour.	Industry reports have been provided to the Board as well as consumer trends reports.

Corporate Governance IHG Annual Report and Form 20-F 2016 55

CORPORATE GOVERNANCE CONTINUED

Board effectiveness evaluation continued

Directors’ performance evaluation

During 2016, internal performance evaluations of Directors were undertaken as follows:

Director being appraised	Appraiser
Chairman	Non-Executive Directors, excluding the Chairman, and facilitated by the Senior Independent Non-Executive Director
Chief Executive Officer	Chairman and all Non-Executive Directors
Executive Director	Chief Executive Officer
Non-Executive Directors	Chairman

Directors’ additional appointments and time commitments were also considered as part of the internal performance evaluations, and we concluded that all Directors continue to be able to perform their duties effectively. Particular attention was paid to Ian Dyson and Anne Busquet’s commitments, and we determined that these do not adversely impact their ability to fulfil their roles as Non-Executive Directors.

External evaluation

In 2014 and 2015, IHG conducted internal evaluations of the Board, its Committees and the performance of individual Directors, with guidance and assistance from independent external facilitators with no connection to IHG.

In accordance with our three-year cycle, Dr Tracy Long of Boardroom Review Limited, an independent external facilitator with no connection to IHG, was engaged to lead our 2016 external evaluation.

Dr Long met with the Chairman and the Company Secretary to review the previous evaluation processes and outcomes, and devised an in-depth evaluation process, comprising:

•	confidential one-on-one interviews with each Board member and certain attendees at meetings;

•	observation of a Board meeting in February 2017; and

•	individual feedback interviews with all Directors.

Following this process, a detailed report will be presented to the Board in May 2017. Initial observations and feedback shared with the Chairman indicate that the Board and its Committees were operating effectively, and the Board will consider the detailed recommendations at its meeting in May 2017. During 2017, the Board will focus on the key recommendations of the evaluation and will report on the observations and actions taken in the 2017 Annual Report.

Engagement with shareholders

The Board takes its responsibility to represent and promote the interests of its shareholders seriously and believes in the importance of shareholder engagement. We maintain an active programme of dialogue with our shareholders, through our investor relations activities, and our Registrar, Equiniti, has a team of people to deal with shareholder queries. A formal external review of investor perceptions is presented to the Board on an annual basis and both the Executive Committee and the Board receive regular updates on shareholder relations.

Engagement during the year

The Board’s engagement with shareholders in 2016 included:

•	meeting shareholders at the AGM;

•	presentations by Richard Solomons and Paul Edgecliffe-Johnson to institutional investors, analysts and the media following half-year and full-year results announcements;

•	first and third-quarter telephone conferences after trading updates, including Q&A sessions with sell-side analysts;

•	hosting two capital market events focusing on The Americas region and our commercial strategy, attended by the Executive Committee;

•	seeking feedback via an annual investor perception survey, facilitated by our capital markets advisers;

•	attendance at key institutional investor conferences; and

•	a programme of one-to-one meetings with major institutional shareholders, including Non-Executive Director meetings hosted by the Chairman and Remuneration Committee Chairman.

To enable as many shareholders as possible to access conferences and presentations, telephone dial-in facilities are made available in advance and live audio webcasts are made available after presentations, together with associated data and documentation. These can be found at www.ihgplc.com/investors under Results and Presentations. Around 25 sell-side research analysts publish research on the Group; their details are available at www.ihgplc.com/investors under Analysts’ details and consensus.

AGM

The AGM is an opportunity for shareholders to vote on certain aspects of Group business. The Board values the AGM as it provides a useful forum for one-to-one communication with private shareholders. At each AGM, shareholders receive presentations on the Group’s performance and may ask questions of the Board, both during the meeting and more informally over lunch after the meeting.

The 2017 AGM will be held at 11:00am on Friday 5 May 2017. The notice convening this meeting will be sent to shareholders and will be available at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section.

Shareholder services

During the third quarter of 2016, IHG ran its annual share-dealing programme for shareholders with shareholdings of up to 200 shares, giving them the option to sell or increase their shareholdings at a preferable set fee. Shareholders who sold their shares had the further option to donate their proceeds to the IHG Foundation.

56 IHG Annual Report and Form 20-F 2016 Governance

Audit Committee Report

“We play a crucial role in ensuring that IHG maintains a strong control environment.”

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Audit Committee plays a crucial role in ensuring that IHG maintains a strong control environment. It influences the culture of the organisation through its oversight and review of our risk management systems, the processes and controls in place to manage risk, the Group’s internal controls, and the behaviours expected of IHG’s employees through the Group’s Code of Conduct and other related policies. The Committee’s role and responsibilities are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. The Committee’s key responsibilities and focus over the year have been:

•	ensuring the robustness of the Group’s internal controls and risk management, including, in particular, financial controls;

•	reviewing, challenging (where necessary), and ensuring accurate financial and narrative reporting;

•	overseeing the relationship with the Group’s external Auditor;

•	monitoring and reviewing the role of Internal Audit; and

•	overseeing and ensuring the effectiveness of the Group’s regulatory compliance policies, procedures and controls including whistleblowing and fraud.

The ToR are available on IHG’s website at www.ihgplc.com/investors under Corporate governance.

Membership and attendance at meetings

Details of the Committee’s membership and attendance at meetings are set out on page 49. The Chief Executive Officer, Chief Financial Officer, Chairman of the Remuneration Committee, Head of Global Internal Audit (GIA), Group Financial Controller, Head of Global Risk Management and our external Auditor, Ernst & Young LLP (EY), attended all meetings in 2016. The Chairman of the Board attended four out of five meetings. Other attendees are invited to meetings as appropriate. To ensure open dialogue, transparency, independence and feedback, the Committee Chairman held private sessions (together with and separately to the Committee) with the Auditors and Head of GIA without the presence of management. The Committee Chairman has recent and relevant financial experience and all members are independent Non-Executive Directors, with a range of financial and commercial experience relevant to both the hospitality industry and the broader commercial environment we operate in.

Reporting to the Board

Following each Committee meeting, the Board receives an update from the Committee Chairman on the key issues discussed. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where considered necessary.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chairman of the Committee and the Chairman (who attended most Committee meetings) and will also be reviewed as part of the in-depth external evaluation process conducted by Boardroom Review Limited (see pages 55 and 56).

Focus areas and activities

Internal controls and risk management

The Committee supports the Board by reviewing and interrogating the effectiveness of the Group’s risk management and internal control systems, and by having oversight of the risk and control activities in operation. The Committee supports this process by regularly reviewing the principal risks, risk trends, the risk environment and the operation of the risk management systems. It seeks assurance that, in light of the Group’s risk appetite, the Group’s current and emerging risks are identified, assessed, prioritised, and appropriately managed and mitigated in day-to-day decision-making (see pages 20 to 22).

The key financial controls across the business are continually monitored and tested throughout the year. The Committee considers the Group’s treasury and tax strategy and policies annually and, to ensure that an appropriate framework exists to ensure compliance with our US obligations arising from the Sarbanes-Oxley Act 2002 (SOX), assesses the approach to SOX compliance each year, reviewing reports on the progress of the SOX programme at each meeting.

The Committee continues to conclude that the Group has in place an effective system of risk management and internal controls, and, through its review, has concluded that there are no material weaknesses in the control environment and that there are no significant failings or weaknesses.

In addition to the regular review of the Group’s risk management framework and assessment of the principal risks, the Committee has a schedule for in-depth reviews over the year, where senior management provide more detailed insight into specific risk, financial, compliance and operational areas. During 2016, the Committee met with senior risk and finance management, the Chief Information Officer and the Head of Information Security, considering, in particular:

•	the financial controls relating to the System Fund and significant technology projects;

•	the progress made against the opportunities identified to enhance the Group’s SOX control processes, following the external review conducted in 2015;

•	the Group’s revenue systems, and related risk-management processes and controls;

•	the principal risk areas, the risk review process and how this is supported by the Group’s culture and organisational governance, and the Group’s approach to risk appetite;

•	technology and cyber risks, IHG’s information-security strategy, processes and controls, and, with specific reference to cyber incidents, the Group’s incident response and the containment and mitigation plans, including assurance that there was no impact on the Group’s financial systems;

•	safety and security practices at hotels; and

•	the review and approval of the Group’s Approach to Tax document required to be published under the Finance Act 2016.

The Group’s Approach to Tax document is available on IHG’s website at www.ihgplc.com/responsible-business under Policies.

Corporate Governance IHG Annual Report and Form 20-F 2016 57

CORPORATE GOVERNANCE CONTINUED

Audit Committee Report continued

Financial and narrative reporting

During the year, the Committee reviewed the interim and annual Financial Statements (considering the relevant accounting and reporting matters) and the Group’s quarterly trading updates.

The Committee recognises the importance of understanding changes in accounting policies and practice, and receives an annual update from EY on key changes in this area. In 2016, the Committee undertook an in-depth review of the future impact on the Group of the implementation of IFRS 15 concerning revenue recognition – see page 104.

It also challenged the key judgements applied in the Financial Statements as described below and considered the basis of, and assumptions underlying, the going concern statement and the viability statement. A letter from the SEC containing comments on the Annual Report 2015 was discussed, and the Group’s proposed response to the SEC agreed. As a result of this process, additional disclosures have been made (see page 26 for details of the key performance measures used by management, and pages 156 and 157 for reconciliations of the Non-GAAP measures used in this Annual Report).

Where appropriate, the Committee sought input and guidance from EY and, to gain further assurance over the process of preparation of the Financial Statements, the Committee also received regular reports from the Chairman of the Disclosure Committee and copies of the minutes of that Committee.

The Committee received early drafts of the Annual Report and Form 20-F 2016 (Annual Report) in order to provide timely comment, and considered: (i) the process for preparing and verifying the Annual Report, which included review by members of the Executive Committee and input from senior colleagues in Operations, Strategy, HR, Finance, GIA, Risk and Legal; (ii) a report from the Chairman of the Disclosure Committee; and (iii) the checklist prepared by the Annual Report team confirming compliance with the relevant regulatory requirements.

The Committee (and a sub-committee specifically convened for this purpose) also considered management’s analysis of how the content benchmarked against the ‘fair, balanced and understandable’ communication principles, and whether it contained the necessary information for shareholders to assess the Group’s position and performance, business model and strategy. It reported its recommendation to approve the Annual Report to the Board.

SIGNIFICANT MATTERS IN THE 2016 FINANCIAL STATEMENTS

The Committee discussed with management and the Auditors the key judgements applied in the Financial Statements, the exceptional items arising in the year and the impact of any accounting developments or legislative changes. The main items discussed were:

Issue	Why it’s important	What we did

Accounting for the System Fund	Given the unique nature of the System Fund, the Committee reviews the controls and judgements related to system Fund accounting.	In forming a conclusion on the appropriateness of the System Fund accounting, the Committee met with senior finance management to review and evaluate the risk areas associated with the System Fund. The Committee further reviewed a paper from management outlining the accounting approach for the System Fund. The Committee concluded that good progress has been made in strengthening the financial oversight of the System Fund, and that judgements in respect of the accounting treatment of the System Fund, and related disclosures, were appropriate.

IHG Rewards Club points liability	The IHG Rewards Club points liability represents a material liability for the Group and in determining the liability the Committee challenges judgements and estimations used to determine the liability.	The Committee reviewed the approach to the valuation of the liability and, in particular, the judgements used in evaluating the points expiry policy introduced in 2015. Management was questioned on the consistency of the valuation approach adopted, the results of the external actuarial review and the increased judgement required as a result of the expiration policy. The results of EY’s audit procedures were also taken into account in reaching the conclusion that the liability is appropriately stated.

Impairment testing	Impairment reviews require significant judgement and the Committee therefore scrutinises the methodologies applied and the inherent sensitivities in determining any potential asset impairment.	The Committee reviewed a management report outlining the approach taken on impairment testing, in particular, the key assumptions and sensitivities supporting the conclusion on the various asset categories. The Committee examined the assumptions related to assets previously impaired, management contract valuations resulting from asset sales, and the assets acquired as part of the Kimpton acquisition. The impairments recorded in the year on a joint venture in The Americas (see note 14 on page 121 and page 103) were discussed in detail. The Committee agreed with the conclusions reached on impairment.

Litigation and contingencies	From time to time, the Group is subject to legal proceedings with the ultimate outcome of each being subject to many uncertainties. The Committee reviews and evaluates the need for any provisioning on a case-by-case basis.	At each meeting, the Committee considered a report detailing all material litigation matters, and discussed and agreed any provisioning requirements for these matters based on the factors set out in page 103. The Committee also evaluated the need for, and the amount of, a provision in respect of the Kimpton Security Incident (assessing the information currently available) and the disclosure in relation to the Americas Security Incident (see note 30 on page 141).

Exceptional items	The Group exercises judgement in presenting exceptional items. The Committee reviews and challenges the classification of items as exceptional based on their materiality or nature.	The Committee considered the consistency of the treatment and nature of items classified as exceptional over the last five years, and discussed the items disclosed as exceptional. The Committee reviewed and challenged the significance, timing and nature of the exceptional items disclosed in note 5 on page 112. EY’s audit procedures were also taken into consideration in reaching the conclusion that the disclosures and the treatment of the items shown as exceptional were appropriate.

Capitalisation of software projects	The Group is making a significant investment developing a robust technology platform. The Committee reviews the appropriateness of capitalising the investment and the strength of the control environment.	In forming a conclusion on the appropriateness of software capitalisation, the Committee considered the following: a presentation from senior finance management regarding financial controls and financial oversight of the technology investment; a review of software assets from an impairment perspective; the conclusions from the SOX control testing in this area; EY’s audit procedures and GIA review. The Committee concluded that capitalisation is adequately controlled, and that the controls on impairment are appropriate.

58 IHG Annual Report and Form 20-F 2016 Governance

EXTERNAL AUDITOR – APPOINTMENT OF ERNST & YOUNG LLP (EY) AND AUDIT TENDER

The Committee considered the appointment of its Auditor after assessing EY’s performance (including its independence, effectiveness and objectivity) and the requirements for putting the audit out to tender as set out in the Code and EU and Competition and Markets Authority legislation. EY has been our Auditor since IHG’s listing in April 2003.

As part of its annual review, the Committee reviewed the effectiveness of the relationship between EY and the Group’s management (including the responses to questionnaires on EY’s audit process completed by more than 52 senior IHG employees who work with EY and members of the Audit Committee), and received reports from EY on its independence.

Having reviewed the effectiveness of the external audit processes, the Committee is satisfied with the independence, objectivity and effectiveness of the relationship with EY as the external Auditor, and with the external audit process as a whole. The Committee has considered the Group’s position on its audit services contract and the process for audit tender in the context of the regulations. Although there is no immediate intention to tender the audit contract, the Group will re-tender at the latest by the end of 2020 in compliance with the regulations requiring a mandatory audit tender for the 2021 financial year. The Committee has approved the establishment of a sub-committee to oversee the audit tender process, and a detailed plan (including the applicable supplier-selection criteria), will be presented to the Committee in 2017.

To ensure the external Auditor’s independence is safeguarded, lead audit partners are required to rotate every five years. A new audit partner, Sarah Kokot, was appointed for 2016 onwards. The Committee reviewed the new audit partner’s induction and transfer plan with her, and assessed the effectiveness of the handover.

The Group confirms that it has complied with the requirements of The Competition and Market’s Authority Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit services.

Relationship with external auditor

A detailed audit plan was received from EY at the beginning of the audit cycle for the 2016 financial year, which gave an overview of the audit risk assessment, the audit materiality and scope, and the key areas of the proposed audit approach.

The Committee reviewed the significant audit risks to ensure they were appropriate and regularly assessed the progress of the 2016 audit through both the Committee meetings and private meetings with the partner in charge.

Non-audit services

The independence and objectivity of the non-audit services provided by EY to the Group are safeguarded by IHG’s Audit and Non-Audit Services Pre-Approval Policy. The policy is reviewed by the Audit Committee annually, and, for the 2016 financial year, the policy was updated and approved at the December 2015 Audit Committee meeting.

The policy requires that pre-approval is obtained from the Audit Committee for all services before any work can be commenced, in line with US SEC requirements. The Committee is prohibited from delegating non-audit services approval to management. Compliance with the policy is actively managed and an analysis of audit and non- audit services is reviewed by the Committee quarterly.

The Committee also considered the increased scope of prohibited services following the EU audit regulation. While the Committee was satisfied that the Group would not be materially impacted by the regulations, the Committee did consider those areas where a transition plan would be required for certain tax compliance services.

The Committee is aware of, and sensitive to, investor advisory bodies guidelines on non-audit fees. During 2016, 31 per cent of services provided to the Group were non-audit services; these included areas such as advisory work and corporate tax compliance. For fees paid to EY for non-audit work during 2016, and for fees paid for statutory audit work during 2016, see page 111.

Global Internal Audit (GIA)

The Committee discusses and approves the GIA plan in December. The 2016 plan took into account both the Group’s principal risks and key strategic objectives and included reviews of System Fund controls, programme and project delivery (including assurance over the development of our new Guest Reservation System), the IHG Rewards Club loyalty programme, and technology-related processes and controls. The Committee actively monitors progress against the GIA plan, which is reported on a quarterly basis and includes the results of completed audits and the management action plans to address any unsatisfactory findings. The Committee confirmed its agreement to the key control themes identified by GIA, and the scope and extent of GIA’s activity.

An effectiveness review of GIA is undertaken annually and reported to the Committee. In 2016, GIA undertook an externally facilitated assessment, which concluded that GIA continues to operate effectively. The assessment confirmed GIA’s approach to audit coverage and its hotel assurance strategy, and highlighted how GIA could extend their use of data analytics as part of audit activity.

Compliance, whistleblowing and fraud

The Committee is responsible for reviewing the Group’s Code of Conduct (which is reviewed and approved annually) and related policies. In 2016, the Committee considered and approved a revised antitrust policy and received the annual in-depth report on the Group’s regulatory compliance activities and programme. In addition to competition laws, the key focus areas for review, training and awareness in 2016 included data privacy, bribery and corruption.

The Committee receives a separate report on matters raised through the Group’s confidential disclosure channel and any related investigations each year, reviewing both the reporting and investigation process and the number, and potential impact, of substantiated and unsubstantiated cases. Any significant claims are brought to the immediate attention of the Committee by the Head of GIA.

As well as monitoring incidents of fraud, the Group’s approach to fraud risk management was reviewed in 2016. The Committee approved proposals to further enhance IHG’s fraud prevention and detection programme through more formal articulation of the applicability of the Group’s existing controls in fraud-risk management.

Looking forward, the Committee will continue to focus on the integrity of the control environment and oversee the management of the principal risk areas.

Ian Dyson

Audit Committee Chairman

20 February 2017

Corporate Governance IHG Annual Report and Form 20-F 2016 59

CORPORATE GOVERNANCE CONTINUED

Corporate Responsibility Committee Report

“We ensure that IHG’s corporate responsibility priorities help us to deliver our core purpose: to create Great Hotels Guests Love.”

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Committee advises the Board on the Group’s corporate responsibility objectives and strategy, and its approach to sustainable development. It also ensures that IHG’s corporate responsibility priorities deliver our core purpose: Great Hotels Guests Love through true hospitality.

I was appointed Chair of the Committee on 6 May 2016. I would like to thank Jennifer Laing for her significant contribution to the Committee and the wealth of experience and skill she brought to it. Significant progress has been made over recent years, and there is clear alignment between the Group’s corporate responsibility, brand and operational strategies.

The Committee’s role and responsibilities are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. In 2016, they were amended to state that the duties of the Committee do not extend to providing advice or oversight to the IHG Foundation, given the independent nature of that charitable organisation. The Committee’s key responsibilities and focus over the year have been:

•	reviewing IHG’s impact on the environment;

•	monitoring and reviewing social, community and human-rights issues that have a bearing on the Group; and

•	overseeing stakeholder engagement.

The ToR are available on IHG’s website at www.ihgplc.com/investors under Corporate governance.

Membership and attendance at meetings

Details of the Committee’s membership and attendance at meetings are set out on page 49. The Heads of Corporate Responsibility and the Chairman of the Board also attended all meetings. The full Board were invited to join the Committee’s meeting in June at InterContinental New York Barclay, where members of the hotel’s team shared their experiences of our Corporate Responsibility programmes and provided insight into how these programmes are being brought to life in hotels.

Reporting to the Board

The Committee Chairman provides an update to the Board following each meeting on the key issues discussed at the Committee meetings. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where considered necessary.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chairman of the Committee and the Chairman (who attended all Committee meetings) and will also be reviewed as part of the in-depth external evaluation process conducted by Boardroom Review Limited (see pages 55 and 56).

Focus areas and activities

Impact on the environment

The Committee regularly monitored and assessed progress against IHG’s five-year targets (2013–2017), and considered the scope and effectiveness of the Group’s IHG Green Engage system, progress against the Group’s carbon and water-reduction goals, and the Group’s water stewardship efforts. Recognising the impact of water use, the Committee also considered sustainability concerns in this area, and the Group’s response to such concerns, which included risk assessments, reviews of our processes, and targeted actions.

Social, community and human rights issues

We received detailed progress updates on key achievements across the Group’s social and community programmes and assessed the strategy to increase engagement in IHG Academy and the Group’s disaster relief and preparedness programme. The Humanitarian Director from Care International UK also presented on their collaboration with IHG on sharing best practice in disaster preparedness and response. Recognising the importance of responsible procurement, the Committee received a presentation from the Head of Global Procurement and Head of Global Risk Management, and evaluated the Group’s approach to suppliers and ethical sourcing.

More information on our responsible business programmes, and our approach to human rights, is on page 18.

In support of the Group’s sixth annual charitable fundraising week, an event held in hotels and corporate offices across the globe, the Committee was joined by the remaining members of the Board, the members of our Corporate Responsibility team and the team from InterContinental London Park Lane for a sponsored walk in Hyde Park, London to raise funds for the IHG Foundation. In total, there were more than 726,000 acts of participation in this year’s event.

Stakeholder engagement

The Committee assessed the 2015 communications activity and stakeholder engagement, and reviewed the 2016 communication plan, including the approach to crisis and issue management. The Committee also spent time reviewing and providing feedback on the 2016 Responsible Business Report.

Visit www.ihgplc.com/responsible-business under Reporting and performance to view the Responsible Business Report.

Other key issues reviewed by the Committee

On 3 February 2016, we launched the IHG Foundation, an independent charitable trust founded to help local communities address the key social, economic and environmental challenges affecting them. As part of its review of the establishment of the IHG Foundation, the Committee reviewed and challenged the Foundation’s governance systems and controls programme. It also received a report, for noting only, on the projects supported by the IHG Foundation in 2016. The IHG Foundation will continue to operate independently.

As we head into 2017 and come to the end of our five-year target period, we will consider new targets in the context of our corporate responsibility strategy and continue to monitor progress against delivery of our 2013–2017 targets.

Jill McDonald

Corporate Responsibility Committee Chairman

20 February 2017

60 IHG Annual Report and Form 20-F 2016 Governance

Nomination Committee Report

“We ensure IHG’s Board and senior management retains an appropriate mix of skills, experience, knowledge and diversity, in line with our strategy.”

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Nomination Committee considers the structure, size and composition of the Board, advising on succession planning and making appropriate recommendations to ensure the Board retains an appropriate mix of skills, experience, knowledge and diversity, in line with our strategy. It is also responsible for reviewing the Group’s senior leadership needs.

The Committee’s role and responsibilities are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. The Committee’s key responsibilities and focus over the year have been:

•	reviewing the structure, size, skill set, experience, diversity and composition required of the Board, linking the strategy to future changes in the Board;

•	managing the appointment process for new Directors and changes in Committees;

•	overseeing the executive and talent pipeline, and succession and development plans; and

•	induction, training, and continuous development of Directors.

The ToR are available on IHG’s website at www.ihgplc.com/investors under Corporate governance.

Membership and attendance at meetings

Details of the Committee’s membership and attendance at meetings are set out on page 49. The Chief Executive Officer also attended appropriate agenda items at all meetings in 2016.

All members have the experience and expertise necessary to meet the Committee’s responsibilities and are independent Non-Executive Directors (excluding myself), as required under the ToR. When the Committee considers matters relating to my position, Dale Morrison, the Senior Independent Non-Executive Director, acts as Chairman of the Committee.

Reporting to the Board

The Committee makes recommendations to the Board for all Non-Executive Director appointments, and minutes of meetings are circulated to all Board members.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by myself as the Chairman of the Committee and the Chairman of the Board, and will also be reviewed as part of the in-depth external evaluation process conducted by Boardroom Review Limited (see pages 55 and 56).

Focus areas and activities

Board and Committee composition and appointments

To ensure the Board has an appropriate mix of skills, experience, knowledge and diversity, the Committee keeps under review the tenure and qualifications of the Non-Executive Directors and the composition of the Board. The Committee also concentrates on strengthening the Board’s existing capabilities and matching the right skills and experience to those required by the Board’s Committees. In particular, we plan to further strengthen diversity and regional representation (focusing on Asia) in the Board’s composition.

During the year, Jill McDonald, a Non-Executive Director, was appointed Chairman of the Corporate Responsibility (CR) Committee. Jill’s notable marketing and operational skills and experience, and her interest in, as well as already being an active member of, the CR Committee, made her the ideal candidate. Details of Jill’s induction can be found on page 55. Following a review of the composition of the Board, in February 2017 we recommended the appointment of Malina Ngai as a Non-Executive Director. Our search was supported by Spencer Stuart, who have no connection to IHG. Malina will bring considerable experience in consumer-facing, branded operations, and will provide significant insight into the Asian market.

Diversity

IHG recognises the value of diversity in its broadest sense and, while all appointments to the Board are based on merit, experience and performance, we strongly believe that our leadership should reflect the diversity of our employees, our guests and the local communities in which we operate.

The Board has made great progress in recent years to broaden the diversity of its members and senior management, and we review our policies regularly to ensure that they continue to drive the benefits of having a diverse Board and a diverse workforce across the Group (see page 18). As well as continuing to deliver on our commitment to maintain a minimum of at least 25 per cent female Directors on the Board over the short to medium term (a position we have maintained since 2012), we were also recognised in the Hampton-Alexander report for the number of women who hold senior-management level positions throughout the Group.

Development and succession planning

Recognising the importance of strong and effective development and succession plans to support the continuous improvement of our leadership teams, and in line with talent and development initiatives throughout the organisation, the Committee oversaw a detailed talent and development review for senior leaders. Following discussion with the Chief Executive Officer, we have finalised a tailored plan to support key senior leaders in their future development.

The Committee reviews the talent pipeline at senior levels within the organisation. Over the last 12 months, the majority of appointments to regional and functional leadership roles have been internal, and we have also attracted high performers from global, blue-chip organisations to improve the strength of our talent pipeline.

In December 2016, Ranjay Radhakrishnan joined the Group as Chief Human Resources Officer from Unilever, following the resignation of Tracy Robbins from the Board and her role as Executive Vice President, Human Resources in January 2016.

The Committee is satisfied that we have in place appropriate development and succession plans to ensure that IHG has a strong leadership pipeline and that the Board has the appropriate mix of skills, experience, knowledge and diversity.

Patrick Cescau

Nomination Committee Chairman

20 February 2017

Corporate Governance IHG Annual Report and Form 20-F 2016 61

CORPORATE GOVERNANCE CONTINUED

Statement of compliance with the UK Corporate Governance Code

Our statement of compliance summarises how the Group has implemented the principles and provisions of the UK Corporate Governance Code as published in April 2014 (the Code). This should be read in conjunction with the corporate governance statement on pages 49 to 63 and the Directors’ Remuneration Report as a whole.

The Board considers that the Group has complied in all material respects with the Code for the year ended 31 December 2016 with the exception of Code provision C.3.7, which requires external audit contracts to be put to tender at least every 10 years.

The Group has not re-tendered within that period, but the Audit Committee monitors this in line with legislation and the current Auditor’s performance, and a sub-committee of the Audit Committee has been approved to oversee the auditor tender process and recommend a detailed plan to be presented to that Committee in 2017 (further details are provided on pages 59).

A. Leadership

A.1	The role of the Board

The Board leads IHG’s strategic direction, long-term objectives and success of the Group. Further responsibilities of the Board are set out on page 49.

The Board met eight times this year. Further details of 2016 Board meetings are set out on page 54, attendance information on page 49 and biographical information on pages 50 and 51.

All Directors are covered by the Group’s directors’ and officers’ liability insurance policy (see page 160).

A.2	Divisions of responsibility

The separate roles of the Chairman and Chief Executive Officer are clearly established, set out in writing and are agreed by the Board.

Chief Executive Officer

Richard Solomons leads the development of the Group’s strategic direction and implementation of the agreed strategy. As well as building and leading an effective Executive Committee, he oversees IHG’s business operations and manages its risks. See page 50 for more details.

A.3	The Chairman

As well as building and maintaining an effective Board, Patrick Cescau leads the operation and governance of the Board and its Committees. The Chairman was independent on appointment. See page 50 for more details.

A.4	Non-Executive Directors

Senior Independent Non-Executive Director

Dale Morrison was appointed as Senior Independent Non-Executive Director on 31 May 2014. He is available to liaise with shareholders who have concerns that they feel have not been addressed through the normal channels of the Chairman, Chief Executive Officer and other Executive Directors. He also leads the annual performance review of the Chairman with the other Non-Executive Directors (see page 56), and as necessary provides advice and judgement to the Chairman, and serves as an intermediary for other Directors when necessary.

After each Board meeting, Non-Executive Directors and the Chairman meet without Executive Directors being present (see page 54). During the year, if any Director has unresolved concerns about the running of IHG or a proposed action, these would be recorded in the minutes of the meeting.

Further information on each of these roles can be found on our website at www.ihgplc.com/investors under Corporate governance in the Committees section.

B. Effectiveness

B.1	The composition of the Board

The size and composition of the Board and its Committees is kept under review by the Nomination Committee to ensure the appropriate balance of skills, experience, independence and knowledge.

Potential conflicts of interest are reviewed annually. At least half of the Board, excluding the Chairman, are independent Non-Executive Directors (see page 49). Further details of the composition of the Board and its Committees are available on pages 50 and 51.

B.2	Appointments

The Nomination Committee leads the appointment of new Directors to the Board and senior executives in accordance with its Terms of Reference (available on our website at www.ihgplc.com/ investors under Corporate governance in the Committees section or from the Company Secretary’s office on request) and supports the Board in succession planning. Further details of the role of the Nomination Committee and what it did in 2016 are in the Nomination Committee Report on page 61. The overall process of appointment and removal of Directors is overseen by the Board as a whole. All Non-Executive Directors have served for less than six years – see pages 50 and 51.

B.3	Commitment

Non-Executive Director terms of appointment outline IHG’s time commitment expectations required to fulfil their role. Executive Directors are not permitted to take on more than one external non-executive directorship or chairmanship in addition to their role. The commitments of each Director are included in the Directors’ biographical details on pages 50 and 51. Details of Directors’ service contracts and appointment terms are set out on pages 75, 81 and 167.

The Chairman annually reviews the time each Non-Executive Director dedicates to IHG as part of the internal performance evaluation of each Director (see page 56) and is satisfied that their other duties and time commitments do not conflict with those as Directors.

B.4	Development

The Chairman and Company Secretary ensure that new Directors are fully inducted and that all Directors continually update their skills and have the requisite knowledge and familiarity with the Group to fulfil their role (see page 55).

B.5	Information and support

The Chairman and Company Secretary ensure that the Board and its Committees receive timely and appropriate information, and a flow of information between the Executive Committee and Non-Executive Directors. The Board and Committees also have access to the Company Secretary and General Counsel, independent advice and necessary resources, at the Company’s expense. They receive administrative and logistical support of a full-time executive assistant. See page 54 for more details.

62 IHG Annual Report and Form 20-F 2016 Governance

B.6	Evaluation

In 2016, we engaged Dr Tracy Long of Boardroom Review Limited, an external facilitator with no connection to IHG, to lead the Board effectiveness evaluation. More information on the evaluation, including our performance against the 2015 action plan, is on pages 55 and 56.

B.7	Re-election

All of the Directors retire and seek election or re-election at each AGM. Directors biographies are set out on pages 50 and 51 and will be included in the Notice of Meeting (see paragraph E.2). Details of their performance evaluation are on page 56.

C. Accountability

C.1	Financial and business reporting

The Statement of Directors’ Responsibilities (including the Board’s statement confirming that it considers that the Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy) is set out on page 84.

The status of IHG as a going concern is set out in the Directors’ Report on page 163. An explanation of the Group’s performance, business model, strategy and the risks and uncertainties relating to IHG’s prospects, including the viability of the Group, is set out in the Strategic Report on pages 2 to 47.

The statement from our Auditor, Ernst & Young LLP, about its reporting responsibilities is set out on pages 85 to 89.

C.2	Risk management and internal control

The Board determines the nature and extent of the risk the organisation is willing to take in achieving its strategic objectives.

A robust assessment of the principal risks facing the Group was carried out, including those risks that would threaten the Group’s business model, financial performance, solvency or liquidity (see pages 20 to 22 for further details of the principal risks). The Board and Audit Committee monitor the Group’s risk management and internal controls systems and conduct an annual review of their effectiveness. Throughout the year, the Board has directly, and through delegated authority to the Executive Committee and the Audit Committee, overseen and reviewed all material controls, including financial, operational and compliance controls. See pages 49, 54, and 57 to 59.

The Board confirms that, in respect of the Group’s risk management and internal control systems: (i) there is an ongoing process for identifying, evaluating and managing the principal risks faced by the Group; (ii) the systems have been in place for 2016 and up to 21 February 2017; (iii) they are regularly reviewed by the Board and Audit Committee; and (iv) the systems accord with

C.2	Risk management and internal control continued

FRC guidance on risk management, internal control and related financial and business reporting. Further details are set out in the Strategic Report on pages 25 to 27 and also in the Audit Committee Report on pages 57 to 59.

Details of the Directors’ assessment of the prospects of the Group are set out on page 27.

C.3	Audit Committee and Auditor

The Audit Committee is comprised entirely of Independent Non-Executive Directors (see page 49 for membership details). Ian Dyson, the Chairman of the Committee has recent and relevant financial experience. Details of the Committees’ role, responsibilities and activities are set out on pages 57 to 59.

The Committee has reviewed the effectiveness and independence of Ernst & Young LLP during 2016 and has concluded that it would not undertake an Auditor tender during 2016. However, we have approved the establishment of a sub-committee of the Audit Committee to oversee the audit tender process and recommend a detailed plan to be presented to that Committee in 2017. See page 56 for more details.

D. Remuneration

D.1	The level and components of remuneration

The Remuneration Committee’s activities during 2016 are set out on pages 64 to 75 and its membership details are on page 49. The proposed Directors Remuneration Policy is set out on pages 76 to 81 and an ordinary resolution to approve the Policy will be proposed at the AGM in 2017.

D.2	Procedure

The Remuneration Committee is responsible for developing policy on executive remuneration and fixing remuneration packages of Directors. Further details are set out on page 64 to 75.

During 2016, no individual Director was present when his or her own remuneration was discussed.

E. Relations with shareholders

E.1	Dialogue with shareholders

The Board engage actively with both institutional and retail shareholders to promote mutual understanding of objectives and ensure that their views are communicated to the Board as a whole. See page 56 for details of meetings with major institutional investors and other shareholders.

E.2	Constructive use of the AGM

The AGM is a key opportunity for the Board to engage with Shareholders. The Notice of Meeting will be sent to shareholders and will be available at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section. The Board will be available to answer questions during the AGM and after the formal business has concluded. See page 56 for more details.

Corporate Governance IHG Annual Report and Form 20-F 2016 63

Directors’ Remuneration Report

Remuneration Committee Chairman’s statement

“The updated Directors’ Remuneration Policy aims to set the right remuneration framework for delivering strong sustainable returns to shareholders while recognising the responsibility to be transparent, fair and accountable to all our stakeholders.”

64	Directors’ Remuneration Report	69	Annual Report on Directors’ Remuneration (subject to advisory vote at 2017 AGM)
64	Remuneration Committee Chairman’s statement
66	At a glance	76	Directors’ Remuneration Policy (subject to binding vote at 2017 AGM)
68	Remuneration at IHG – the wider context

In 2016, IHG delivered target results for EBIT, record guest satisfaction scores and continued to deliver strong shareholder returns.

As a result, the Executive Directors received Annual Performance Plan (APP) awards of 127.7 and 124.8 per cent of salary; this is 63.9 and 62.4 per cent of their maximum potential payouts respectively. The Long Term Incentive Plan (LTIP) 2014/16 cycle, granted in 2014, vested at a level of 49.4 per cent of the maximum potential payout due to the Total Shareholder Return achievement. However, the three-year threshold targets for relative RevPAR and rooms growth were just missed. Overall, this reflects good results in a more challenging market.

While the vesting levels were lower than last year, the total remuneration increased on the back of an increase of over 71% in IHG’s share price since the LTIP shares were awarded.

Looking back over the three years that the current Directors’ Remuneration Policy (DR Policy) has been in place, IHG has returned $2,933m to shareholders and its Total Shareholder Return has been 90.6 per cent. Payouts under the APP have varied between 62.4 and 75.0 per cent of the maximum opportunity, and vesting of the LTIP between 49.4 and 56.1 per cent.

The Board has reviewed the DR Policy in depth over the past 18 months in light of the strategic priorities for the business going forward. IHG has effectively finished its major asset disposal programme. We have concluded that, while the current APP remains appropriate and effective, there should be modest changes in some of the measures in the LTIP. In particular, there needs to be even more emphasis on operational metrics to drive shareholder value-creation.

At the same time, with the industry going through a period of change, we consider that the current use of only relative measures in the LTIP will not be appropriate. We are therefore proposing a reduced weighting for the relative Total Shareholder Return measure and are introducing a mix of absolute growth and cash flow targets. Total revenue and system size are key lead indicators of business growth. Quality, organic growth in revenue and room numbers is central to IHG’s business strategy, building the strength and reach of the global brands IHG manages. We are introducing cash flow targets because cash generation and efficient capital allocation are at the heart of our business model and ensure sustainable growth. In addition, we have amended our approach to discretion underlying the LTIP payouts, to reflect the use of absolute measures and give the Committee the ability to ensure that vesting levels are not inappropriate.

We have had significant shareholding guidelines in place for many years for our Executive Directors, with the CEO’s actual shareholding being very much higher. We consider it a key element of aligning the interests of Executive Directors with shareholder returns. Although such requirements are beyond the DR Policy, we will be introducing shareholding guidelines to the rest of the senior management team. Furthermore, the Board also proposes the introduction of a requirement for Executive Directors to hold shares for a period of 12 months after leaving IHG. This contractual change will be introduced over the next 12 months.

As part of the review, the Remuneration Committee have consulted with shareholders and representative groups regarding the proposed changes to the DR Policy. We have also listened to the wide-ranging debate on executive pay and considered how best to reflect that in our arrangements. We have contributed to the consultation on the Government’s corporate governance reform green paper. We have pointed out that, for a global business based in the UK with much of its executive team based elsewhere, we need to ensure that there is a coherent remuneration approach and a clear and attractive progression path to the senior roles in the business. We also need to ensure that we do not undermine our ability to recruit good talent globally. We take our lead from the UK market and shareholder expectations in setting Executive Director remuneration levels. However, for instance, our major competitors for talent are mainly based in the US, where regulation and market practice can be different, particularly in areas such as executive share plan structure and related vesting and holding periods.

This updated policy aims to set the right remuneration framework for recruiting and retaining high-quality management across our global operations and delivering strong sustainable returns to shareholders, while recognising the responsibility to be transparent, fair and accountable to all our stakeholders and compliant with UK good practice and regulations.

The Board is very conscious that remuneration on its own does not drive good performance. It is not a substitute for strong leadership, a competitive business model and good governance. However, it is an important part of the mix and the Board recommends the revised Directors’ Remuneration Policy to shareholders.

64 IHG Annual Report and Form 20-F 2016 Governance

Element	Proposed changes to Directors’ Remuneration Policy from 2017[a]
LTIP measures

Vesting will be subject to achievement of Total Shareholder Return (TSR) measured against a comparator group of companies (40%), total gross revenue (20%), net System size growth (20%) and cash flow targets (20%) over a three-year period.

We have reduced the TSR component to 40% and, following a robust review process, updated the comparator group of companies against which outcomes are measured. TSR remains a key measure of long-term success and aligns the interests of Executive Directors with those of shareholders. The targets for total gross revenue, net System size growth and cash flow will be absolute rather than relative to competitors as we feel that this provides the best opportunity to set challenging and meaningful objectives for quality, organic growth over a three-year period given the changing structure of the market.

We disclose the parameters of the TSR measure in this report. The targets under the cash flow measure were not available at the time of writing this report, but will be disclosed in the next Directors’ Remuneration Report. Targets under the other measures are, in the opinion of the Directors, commercially sensitive, and will therefore be disclosed retrospectively at the end of the LTIP cycle.

Discretion	We have updated this discretion in light of the introduction of absolute measures. The Remuneration Committee can therefore ensure that LTIP outcomes are aligned with shareholder considerations and, in particular, take into account the quality of financial performance and growth over the period and the efficient use of capital.
Shareholding

A new shareholding requirement will be introduced from 2018 covering the 12-month period after cessation of employment.

The existing guideline shareholding requirements for our Executive Directors are 300% of salary for the Chief Executive Officer and 200% of salary for other Executive Directors. These requirements will continue for six months after cessation of employment and 50% of these requirements will continue for an additional six months.

[a]	The full details of the proposed changes are set out on pages 76 to 81.

We always aim to make the remuneration report as clear and accessible as possible, given regulation. The last Report received a Highly Commended recognition at the Building Public Trust in Corporate Reporting Awards. We have tried this year to make the proposed changes to the DR Policy clear and easy to understand. The full details of the proposed changes are set out on pages 76 to 81. We have again included an at-a-glance summary of the key points from this year’s report on pages 66 and 67. We have also provided an overview of the wider context of remuneration at IHG on page 68. This includes how performance-related pay works for teams across the business and wider pension arrangements.

The sections of this report that are subject to a formal vote by shareholders are the Annual Report on Directors’ Remuneration starting on page 69 and the revised Directors’ Remuneration Policy starting on page 76, which will be put to advisory and binding shareholder votes respectively at the May 2017 Annual General Meeting.

Luke Mayhew

Chairman of the Remuneration Committee

20 February 2017

Directors’ Remuneration Report IHG Annual Report and Form 20-F 2016 65

DIRECTORS’ REMUNERATION REPORT CONTINUED

At a glance

How to use this report

Within the Directors’ Remuneration Report we have used colour coding to denote different elements of remuneration. The colours used and the corresponding remuneration elements are:

HOW WE PERFORMED IN 2016

The 2016 outcomes reflect the progress made as a result of our focus on high-quality growth and superior value-creation through our brands, our people and our systems. We achieved our targets for EBIT and guest satisfaction and delivered strong shareholder returns but we fell just short of our three-year threshold target for rooms and RevPAR growth. These financial and business measures make up 90 per cent of our APP (with individual performance making up the final 10 per cent) and 100 per cent of our LTIP.

EXECUTIVE DIRECTOR REMUNERATION

2016 remuneration

The table below shows the 2016 potential opportunity and actual achievement compared to 2015 actual achievement. Although vesting and performance levels were slightly lower in 2016, overall remuneration is higher than 2015 due to an increase of over 71% in IHG’s share price since the 2014/16 LTIP shares were awarded. The comparable increase last year was just under 27%. The relevant figures for each of the elements that make up the single total figure of remuneration, as shown below for the current Executive Directors, can be found in the table on page 69.

Current Directors’ shareholdings

For further details of shares and awards held and guideline shareholdings, see page 72.

Director	Number of shares held outright	Number of shares held as % of salary	Guideline shareholding %
Richard Solomons	211,594	943	300
Paul Edgecliffe-Johnson	26,034	185	200

66 IHG Annual Report and Form 20-F 2016 Governance

Summary of proposed Directors’ Remuneration Policy (DR Policy) and remuneration architecture from 2017 – Executive Directors

Following the completion of our major asset disposal programme, our strategic business objectives are focused on the delivery of further high-quality growth through preferred brands, strong direct channels and lifetime relationships. A sharpened focus on operational excellence informed our review of the DR Policy.

2017 Directors’ Remuneration Policy – link to strategy

See pages 14 and 15 for further information on our strategy.

	EBIT	Guest Love	Overall Performance Rating (OPR)	TSR	Net System size growth	Total gross revenue	Cash flow
Strengthening our portfolio of brands			∎		∎
Building and leveraging scale	∎		∎		∎	∎
Creating lifetime guest relationships		∎	∎
Delivering revenue through direct channels	∎	∎	∎			∎	∎
Driving superior returns			∎	∎			∎

Pay at risk

Malus and clawback arrangements apply to the APP and LTIP. Malus allows for awards to be reduced prior to vesting; clawback allows for awards to be reduced and applies for three years after payment of cash or vesting of shares.

Directors’ Remuneration Report IHG Annual Report and Form 20-F 2016 67

DIRECTORS’ REMUNERATION REPORT CONTINUED

Remuneration at IHG – the wider context

Our reward philosophy

We will drive high-quality growth and financial returns for our shareholders by attracting and retaining high-quality talent through the following reward principles, making IHG a truly great place to work:

•	rewarding competitively within the market in which each employee is located;

•	providing reward opportunities which are appropriate in each location reflecting the differing legal frameworks and relevance of benefits to specific markets; and

•	ensuring rewards promote a ‘Winning Culture’ based on delivery, engagement and collaboration.

Reward and business strategy

IHG has a clear purpose: to create Great Hotels Guests Love. We have established our Winning Model (page 14) to maintain focus on the key areas of our strategy and our Winning Ways and Winning Culture (pages 18 and 19) to drive the right values and behaviours which will help us deliver this. Our employees are rewarded in line with these fundamental aims and principles as part of our Winning Culture:

•	A range of stretching and measurable core performance metrics, aligned to our strategic priorities, are set each year for our senior management and hotel teams and form a first-stage gate for our performance management process; employees’ overall performance is then measured by reference to the delivery of individual key performance objectives, aligned to our strategic priorities, and the day-to-day application of the values and behaviours expected at that employee’s level of seniority. Together, these contribute to an employee’s remuneration as part of the annual salary review process and as both a measure and a minimum performance condition of annual incentive plans.

•	In addition to the individual performance measure described above, the remaining measures in the annual and long-term incentive plans are also aligned with the business’ strategic approach so that employees are only rewarded under these arrangements through the successful delivery of the short and long-term objectives set by the Committee, including the delivery of superior shareholder returns and value.

Remuneration for other employees

Decisions on the remuneration of Executive Directors are taken in the context of wider remuneration at IHG. However, the composition of remuneration and annual incentives differs between employees in a number of ways, and this generally relates to measures relevant to the individual’s role and seniority. For example:

•	A greater proportion of performance-related variable pay and share-based incentives applies for more senior executives, including Executive Directors, who will have a greater degree of influence over performance outcomes. Incentive plans for other corporate employees are typically based on a combination of individual performance and the Group’s EBIT.

•	Role-specific specialist plans apply in certain areas such as corporate reservations, sales and hotel development. Incentive plans for General Managers of IHG owned, leased and managed hotels commonly include targets based on gross operating profit, guest satisfaction and employee engagement.

•	Eligibility for, and participation in, benefits and incentive plans differs depending on location, seniority, length of service and other factors, such as local taxation and legislative arrangements.

Fixed elements		Variable elements
All employees	Mid – senior (or role dependent) only	All employees	Mid – senior (or role dependent) only
• Base salary • Pension • Benefits	• Enhanced pension • Enhanced benefits • Car/allowance	• Short-term incentive relevant to role (APP for senior executives)	• Deferred share-based element to short-term incentive • Long-term incentive

Pension

Our global retirement benefit policy is to provide access to an appropriate defined contribution retirement savings plan where such a vehicle is typically offered, and with benefit levels in line with the local market. UK pension plan contribution rates differ for various employee grades within the Group, including Executive Directors. The current rates were set following a review of UK pension benefits in light of the closure of the previous defined benefit pension arrangement. Increased employer contribution rates at higher seniority levels are prevalent in the wider market; and reflect to an extent the accelerated accrual rates in place under the old defined benefit arrangement. Where employees would otherwise exceed relevant tax limits on pension contribution or accrual, a cash equivalent may be offered in lieu of pension at an equivalent value to the maximum company matching contribution.

Employee grade	Employee contribution (%)	Matching contribution multiple	Maximum matching contribution (up to %)
Corporate band 1	3–7.5	4	30
(Executive Directors)
Corporate bands 2 and 3	3–5	4	20
Corporate band 4	3–5	2.5	12.5
Corporate band 5	3–5	2	10
Corporate bands 6–8	3–5	1.5	7.5
and hotel employees

Chief Executive Officer’s pay

We recognise that there is currently greater pressure than ever for increased clarity on executive remuneration and, in particular, in relation to the justification of CEO pay in the context of business performance and the wider employee population.

In light of the recent Corporate Governance Reform Green Paper, we have shown below the change in total CEO remuneration, from the first full year in which the current CEO was in office to date, alongside the performance of the IHG PLC share price and, for comparison, that of the FTSE 100 share index. We do not think that share price alone is an ideal proxy for company performance, however, this shows the relative increases in the Company’s share price over this period to have been higher than those in respect of the CEO’s remuneration.

CEO pay and share price (rebased 2012 = 100)

[a]	Excludes one-off payment in respect of pension arrangement as this related to benefits already accrued.

Use of discretion

The use of discretion enables the Committee to ensure that outcomes are consistent with business performance and the interests of shareholders. It also enables the Committee to treat Executive Directors who leave IHG in a fair and equitable manner.

The discretion applied in relation to Tracy Robbins in respect of her stepping down as a Director and subsequent cessation of employment is set out on page 74. There have been no other cases of discretion applied within the terms of the DR Policy set out in the 2013 Annual Report.

68 IHG Annual Report and Form 20-F 2016 Governance

Annual Report on Directors’ Remuneration

This Annual Report on Directors’ remuneration explains how the

Directors’ Remuneration Policy (DR Policy) was implemented in 2016 and the resulting payments each of the Executive Directors received.

This report is subject to an advisory vote by shareholders at the 2017 AGM. The notes to the single-figure table provide further detail, where relevant, for each of the elements that make up the total single figure of remuneration in respect of each of the Executive Directors.

SINGLE TOTAL FIGURE OF REMUNERATION – EXECUTIVE DIRECTORS

	Fixed pay						Variable pay
	Salary		Benefits		Pension benefit		APP		LTIP		Total
Executive Directors	2016 £000	2015 £000	2016 £000	2015 £000	2016 £000	2015 £000	2016 £000	2015 £000	2014/16 cycle (value of shares) £000[a]	2013/15 cycle (value of shares) £000	2016 £000	2015 £000
Richard Solomons	810	785	26	31	243	236	1,042	1,187	1,329	958	3,450	3,197
Paul Edgecliffe-Johnson	500	450	24	23	150	135	640	690	730	349	2,044	1,647
Tracy Robbins[b]	18	445	1	30	5	134	14	672	31	550	69	1,831

[a]	While vesting for this cycle was slightly lower than the 2013/15 cycle, outcomes are higher due to a greater increase in share price over the period since shares were granted.
[b]	2016 figures for Tracy Robbins relate to the period 1 January 2016 to 15 January 2016.

Fixed pay

Salary: salary paid for the year. The 2016 figure shown for Tracy Robbins is the actual amount earned for the portion of the year she remained an Executive Director before she stepped down from the Board on 15 January 2016.

Benefits: for Executive Directors, this includes, but is not limited to, taxable benefits such as company car, healthcare and life cover. Provision during 2016 was in line with previous years and the approved DR Policy. No extraordinary payments were made.

Pension benefit: for current Executive Directors, in line with DR Policy, the value of IHG contributions to pension plans and any cash allowances, equalling 30% of salary, paid in lieu of pension contributions.

•	Richard Solomons did not participate in any IHG pension plan in 2016 and instead received a cash allowance of 30% of salary equal to £242,946. Mr Solomons also received life assurance cover of six times pensionable salary.

•	Neither Paul Edgecliffe-Johnson nor Tracy Robbins participated in any IHG pension plan in 2016 and instead they both received a cash allowance of 30% of salary equal to £149,902.50 and £5,419 respectively – the latter being the amount received in respect of the period to 15 January 2016. They both also received life assurance cover of four times pensionable salary.

Variable pay

APP (cash and deferred shares)

Operation

Award levels were determined based on salary as at 31 December 2016 on a straight-line basis between threshold and target, and target and maximum, and are based on achievement vs target under each measure:

•	Threshold is the minimum level that must be achieved for there to be an award in relation to that measure (57.5% of salary); for achievement below threshold, no award is made.

•	Target is the target level of achievement and results in a target award for that measure (115% of salary).

•	Maximum is the level of achievement at which a maximum award for that measure is received (capped at 200% of salary).

The threshold award was subject to a global EBIT affordability gate and Overall Performance Rating (OPR) such that:

•	if global EBIT was below 85% of target, no awards relating to the Guest Love and OPR would be made;

•	if global EBIT was between 85% and 90% of target, half of any award relating to the Guest Love and OPR would be made;

•	if OPR was 2, EBIT and Guest Love awards were reduced by 50%; and

•	if OPR was 2.5, EBIT and Guest Love awards were reduced by 25%.

Outcome for 2016

The performance measures for the 2016 APP were EBIT (70%), Guest Love (20%) and OPR (10%) and were determined in accordance with the DR Policy. The table below shows threshold, target and maximum opportunity, as well as weighting and actual 2016 achievement for the EBIT and Guest Love performance measures:

Directors’ Remuneration Report IHG Annual Report and Form 20-F 2016 69

DIRECTORS’ REMUNERATION REPORT CONTINUED

Annual Report on Directors’ Remuneration continued

APP

Performance		Achievement	Weighting	Weighted achievement
EBIT: performance relative to target
Threshold	$626.3m	50%
Target	$695.9m	100%	70.0%	72.8%
Actual	$698.9m	104%
Maximum	$765.5m	200%
Guest Love: improvement in guest survey score from prior year’s baseline score of 79.71%
Threshold	+0.26ppt	50%	20.0%
Target	+0.52ppt	100%		23.3%
Actual	+0.68ppt	116.3%
Maximum	+1.52ppt	200%

The remaining 10% weighting of the APP is based on a personal overall performance rating (OPR).

EBIT is operating profit before exceptional items. Budgeted exchange rates for the year are used in determining EBIT for APP purposes. However, no adjustments were made to the underlying operating profit before exceptional items for 2016 APP purposes.

Operating profit before exceptional items (at actual exchange rates)	$706.7m
Difference due to exchange rates	($7.8m	)
Operating profit before exceptional items (at 2016 budget exchange rates)	$698.9m

OPR results are determined by reference to individual employee performance relating to the delivery of a range of measurable annual objectives aligned to our Winning Model. 2016 objectives included a range of financial targets, such as revenue and fee margins; strategic aims, including brand developments and growth in key markets; and targets for our Responsible Business agenda.

When combined with the EBIT and Guest Love results, the total weighted achievement was 111.0 per cent for Richard Solomons and 108.5 per cent for Paul Edgecliffe-Johnson of a target bonus of 115% of salary. The APP award for 2016 was therefore 127.7 per cent of salary for Richard Solomons and 124.8 per cent for Paul Edgecliffe-Johnson.

Awards for 2016 will be paid 50 per cent in cash and 50 per cent in deferred shares, vesting three years after the date of grant, in February 2020. The deferred share awards are made in the form of forfeitable shares that receive dividends during the three-year vesting period and include the right to vote at shareholder meetings. They are not subject to any further performance conditions.

Executive Director	Salary as at 31 December 2016 £000	Award as % of salary	Total value of award £000
Richard Solomons	816	127.7	1,042
Paul Edgecliffe-Johnson	513	124.8	640

2014/16 LTIP (shares)

Operation

Awards are made annually and eligible executives will receive shares at the end of that cycle, subject to achievement of the performance measures. Growth in net rooms supply and RevPAR is measured on a relative basis against the comparator group. This group comprises the following major, globally branded competitors: Accor Hotels; Choice Hotels International Inc.; Hilton Worldwide; Hyatt Hotels Corporation; Marriott International Inc.; Starwood Hotels and Resorts; and Wyndham Worldwide Corp. In respect of Marriott’s acquisition of Starwood in September 2016,

Starwood was retained as a part of the comparator group for the period up to the date of the acquisition and was removed only for the period after which the transaction had completed. TSR measures the return to shareholders by investing in IHG relative to our competitors in the appropriate comparator group of global hotel companies, as per the data sourced from Thomson Reuters Datastream.

The share price of 3,273p used to calculate the 2014/16 LTIP cycle value shown in the single-figure table is the average over the final quarter of 2016. The share price in respect of the 2013/15 LTIP cycle has been restated using the volume weighted average price of 2,511p on the date of actual vesting on 24 February 2016. The corresponding values shown in the 2015 report (prior to the actual vesting) were an estimate calculated using an average share price over the final quarter of 2015 of 2,515p.

Outcome for 2014/16 cycle

The performance measures for the 2014/16 three-year LTIP cycle were in line with the DR Policy. The table below shows threshold and maximum opportunity, as well as weighting and actual achievement, for each performance measure.

LTIP

Performance	Achievement	Weighting	Weighted achievement
Total Shareholder Return: three-year growth relative to average of competitors
Threshold	20%
Actual	98.8%	50%	49.4%
Maximum	100%
Net rooms supply: three-year growth relative to average of competitors
Actual	0%
Threshold	20%	25%	0%
Maximum	100%
RevPAR: three-year growth relative to average of competitors
Actual	0%
Threshold	20%	25%	0%
Maximum	100%
Total achievement (% of maximum opportunity vested)			49.4%

Net rooms supply and RevPAR growth were measured by reference to the three years ending 30 September 2016; TSR was measured by reference to the three years ending 31 December 2016. This cycle will vest on 22 February 2017 and the individual outcomes for this cycle are shown below:

Executive Director	Maximum opportunity at grant (number of shares)	% of maximum opportunity vested	Outcome (number of shares awarded at vest)	Total value of award £000
Richard Solomons	82,193	49.4	40,603	1,329
Paul Edgecliffe-Johnson	45,125	49.4	22,291	730
Tracy Robbins	46,952	49.4	23,194	759

70 IHG Annual Report and Form 20-F 2016 Governance

Other information relating to Directors’ remuneration

Non-executive directorships of other companies

As permitted under the DR Policy, Richard Solomons, Chief Executive Officer, serves as a Non-Executive Director of Marks and Spencer PLC and in 2016 received fees of £70,000 accordingly.

No other current Executive Director holds any non-executive director appointments at any other company.

Service contracts and notice periods for Executive Directors

In accordance with the UK Corporate Governance Code, all Executive Directors have rolling service contracts with a notice period of 12 months and are subject to election and annual re-election by shareholders at the AGM.

Dividends paid to Executive Directors

A final dividend for 2015 of 40.3p per ordinary share (57.5¢ per ADR) was paid on 13 May 2016 to shareholders on the Register of members at the close of business on 1 April 2016.

An interim dividend of 22.6p per ordinary share (30.0¢ per ADR) was paid on 7 October 2016 to shareholders on the Register of members at the close of business on 2 September 2016.

A special interim dividend of 438.2p per ordinary share (632.9¢ per ADR) was paid on 23 May 2016 to shareholders on the Register of members at the close of business on 6 May 2016.

The 2016 special dividend was accompanied by a share consolidation to maintain comparability (as far as possible) of the share price before and after the payment of the special dividend. LTIP award holders were not entitled to receive the special dividend. Executive Directors holding forfeitable shares under annual incentive awards received the special dividend, and their share awards were subject to the share consolidation.

Pension entitlements

Richard Solomons built up defined benefit pension entitlements in the InterContinental Hotels UK Pension Plan (IC Plan) and IC Executive Top-Up Scheme (ICETUS) as a member of both plans, during his service as an Executive Director prior to the closure of both plans to future accrual of pension on 30 June 2013. As disclosed in the 2014 Annual Report, his ICETUS pension was cashed out and his IC Plan pension was transferred to an insurance company as part of the buy-out of that plan. Mr Solomons is no longer entitled to any Defined Benefit pension or related benefit from IHG.

Scheme interests awarded during 2016

During 2016, awards were granted under the 2016/18 LTIP cycle. Awards were made to each Executive Director over shares with a maximum value of 205% of salary using the closing mid-market share price of 2,854p at the date of grant on 4 April 2016. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved
2016/18 cycle
Richard	5 April	58,595	28.54	1,672	11,719
Solomons	2016
Paul Edgecliffe-	5 April	36,841	28.54	1,051	7,368
Johnson	2016
Tracy Robbins[a]	5 April	8,480	28.54	242	1,696
	2016
[a]	Pro-rated to 15 months at grant.

The vesting date for these awards is the day after the announcement of our Annual 2018 Preliminary Results in February 2019. These awards will vest and shares will be transferred to the award-holder in February 2019, to the extent performance targets are met. The performance measures are the same as for the 2014/16 cycle as shown on page 70. Relative growth in net rooms supply and RevPAR will be measured by reference to the three years ending 30 September 2018; TSR will be measured by reference to the three years ending 31 December 2018. Minimum performance is equal to 20% of the maximum award.

Other outstanding awards

During 2015, awards were granted under the 2015/17 LTIP cycle (shown below) on the same basis as the 2016/18 LTIP cycle. Share price was the closing mid-market share price of 2,670p at the date of grant on 30 March 2015. These awards will vest in February 2018 to the extent performance targets are met.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved
2015/17 cycle
Richard Solomons	31	60,808	26.70	1,624	12,162
	March
	2015
Paul Edgecliffe-	31	35,318	26.70	943	7,064
Johnson	March
	2015
Tracy Robbins	31	34,397	26.70	918	6,879
	March
	2015

The vesting date for these awards is the day after the announcement of our Annual 2017 Preliminary Results in February 2018. The performance measures are the same as for the 2014/16 cycle as shown on page 70. Relative growth in net rooms supply and RevPAR will be measured by reference to the three years ending 30 September 2017; TSR will be measured by reference to the three years ending 31 December 2017.

Directors’ Remuneration Report IHG Annual Report and Form 20-F 2016 71

DIRECTORS’ REMUNERATION REPORT CONTINUED

Annual Report on Directors’ Remuneration continued

Current position on outstanding awards

Details of the performance measures and potential vesting outcomes for outstanding awards as at 31 December 2016 are as follows:

Performance measure	Threshold performance	Maximum performance	Threshold (%)/ maximum vesting (%)	Weighting (%)	Maximum award (% of salary)	Potential vesting outcome
						2015/17 cycle	2016/18 cycle
Relative TSR	Growth equal to the	Growth exceeds	20/100	50	102.5	Between threshold	Between threshold
	global hotels index	the index by 8%				and maximum based	and maximum based
		per year or more				on current	on current
						performance	performance
Net rooms	Average of the	First in the	20/100	25	51.25	Improved	Improved
supply growth	comparator group	comparator group				performance	performance
						needed to achieve	needed to achieve
						threshold	threshold
RevPAR growth	Average of the	First in the	20/100	25	51.25	Improved	Improved
	comparator group	comparator group				performance	performance
						needed to achieve	needed to achieve
						threshold	threshold

Statement of Directors’ shareholdings and share interests

The Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individual’s personal interests and those of shareholders.

Guideline Executive Director shareholding requirement

Executive Directors are required to hold shares equal to 300% of salary for the Chief Executive Officer and 200% for any other Executive Directors within five years of their appointment. The number of shares held outright includes all Directors’ beneficial interests and those held by their spouses and other connected persons. The APP deferred share awards are not subject to performance conditions. Details on the performance conditions to which the unvested LTIP awards are still subject can be found on page 70. Percentages are calculated using the number of shares held outright and the 30 December 2016 share price of 3,638p.

Shares and awards held by Executive Directors as at

31 December 2016: % of salary

Shares and awards held by Executive Directors as at

31 December 2016a: number of shares

Executive Director	Number of shares held outright		APP deferred share awards		LTIP share awards (unvested)		Total number of shares and awards held
	2016	2015	2016	2015	2016	2015	2016	2015
Richard	211,594	365,625	59,032	71,552	201,596	219,320	472,222	656,497
Solomons
Paul	26,034	22,014	24,621	19,821	117,284	108,219	167,939	150,054
Edgecliffe-
Johnson
Tracy	37,726	37,726	41,808	41,808	125,168	125,168	204,702	204,702
Robbins[a]

[a]	Number of shares held by Tracy Robbins is as at 15 January 2016, when she stepped down as an Executive Director.

72 IHG Annual Report and Form 20-F 2016 Governance

Chief Executive Officer’s remuneration

The table below shows the Chief Executive Officer’s single figure of total remuneration for the eight years to 31 December 2016. For Richard Solomons, the 2014 figure includes a one-off cash payment in respect of pension entitlements which was fully explained in the 2014 report.

		Single figure £000	Annual incentive received (% of maximum)	Shares received under the LTIP (% of maximum)
2016	Richard Solomons	3,450	63.9	49.4
2015	Richard Solomons	3,197	75.0	50.0
2014	Richard Solomons	6,528	74.0	56.1
2013	Richard Solomons	3,149	74.0	59.0
2012	Richard Solomons	4,881	68.0	100.0
2011	Richard Solomons	4,724	83.0	73.9
	Andrew Cosslett	3,770	43.0	61.6
2010	Andrew Cosslett	5,430	100.0	73.8
2009	Andrew Cosslett	1,953	0	46.0

Percentage change in remuneration of Chief Executive Officer

The table below shows the percentage change in the remuneration of the Chief Executive Officer compared with UK employees between 2015 and 2016. We believe that a group comprised of UK-based employees is an appropriate comparator for salary and taxable benefits because the structure and composition of remuneration for that group most closely reflects that of the UK-based Chief Executive Officer. Therefore, the same UK market dynamics will apply to salary movements providing for a better like-for-like comparison.

The salary figure for the UK employee population has been calculated using the 2016 budget for the annual pay review, taking into account any promotions/marked adjustments made during the year. The taxable benefits figure is based on P11D taxable benefits for tax year ending 5 April in the relevant year.

For the annual incentive, a group of executives, who sit directly below Executive Committee level, is used as a comparator group as they are subject to the same performance measures as the Chief Executive Officer.

	Chief Executive Officer (% change)	UK employees (% change)
Salary	+3.0	+3.0
Taxable benefits	+5.6	+2.3
Annual incentive	-12.2	-9.9

Relative importance of spend on pay

The table below sets out the actual expenditure of the Group in 2016 and 2015 on corporate employee remuneration and distributions to shareholders, and shows the difference in spend between those years. For 2016, total distributions included a special and final dividend, and a share consolidation, neither of which were applicable in 2015.

Relative performance graph

For LTIP purposes, a TSR comparator group of a global hotels index was used. InterContinental Hotels Group PLC is a member of the FTSE 100 share index, and the graph below shows the Company’s TSR performance from 31 December 2008 to 31 December 2016, assuming dividends are reinvested, compared with the TSR performance achieved by the FTSE 100 and global hotels indices. All indices are shown in sterling. This data is sourced directly from Thomson Reuters Datastream for IHG.

TSR: the Company vs FTSE 100 and global hotels index

(rebased 2008 = 100)

Implementation of Directors’ Remuneration Policy in 2017

This section explains how the DR Policy will be applied in 2017, subject to a binding vote by shareholders at the 2017 AGM.

Salary: Executive Directors

Directors’ salaries are agreed annually in line with the DR Policy. The following salaries will apply from 1 April 2017:

Executive Director	% increase	2017	2016
Richard Solomons	+2.5	836,150	815,760
Paul Edgecliffe-Johnson	+4.5	536,000	512,900

The 2.5 per cent increase for Richard Solomons is in line with the range of increases applying to the UK and US population.

Paul Edgecliffe-Johnson was promoted internally on 1 January 2014 on a salary significantly below the level of a proven CFO. The DR Policy provides that salary increases for newly appointed or promoted Executive Directors may be higher than that of the corporate UK or US employee population until the appropriate positioning is achieved. Following strong performance again this year, a further increment of 4.5 per cent has been agreed by the Remuneration Committee for 2017; this increase brings the salary to the appropriate level and it is not expected that further exceptional adjustments will be made in future years.

LTIP and APP performance measures and targets

From 2017, we will be limiting LTIP awards for the top levels of executives, currently 31 employees in total. A proportion of the awards for these executives, who currently receive LTIP awards, will move to smaller, restricted stock units with a three-year time vesting. The executives and awards impacted are not covered by the DR Policy. This move will bring us more in line with the market and help recruitment and retention in key markets such as the US.

Further details of the measures and targets for the 2017 APP and 2017/19 LTIP cycle are contained in the separate DR Policy section on pages 77 and 78 of this report.

Directors’ Remuneration Report IHG Annual Report and Form 20-F 2016 73

DIRECTORS’ REMUNERATION REPORT CONTINUED

Annual Report on Directors’ Remuneration continued

Payments to past Directors – benefits

Sir Ian Prosser

Sir Prosser, who retired as a Director on 31 December 2003, had an ongoing healthcare benefit of £1,879 during the year.

Tracy Robbins

Ms Robbins stepped down as Executive Vice President, Human Resources and from the Board on 15 January 2016 due to health reasons. In line with her contract, Ms Robbins will continue employment on notice for the 12 months to 31 March 2017, when she will cease employment with the Group. As disclosed at the time of the announcement and in last year’s Annual Report, the remuneration arrangements will be as follows:

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

Remuneration payments made to Ms Robbins in 2016 in respect of the period to 15 January 2016 are shown in the single figure table on page 69. Remuneration paid in respect of the period 16 January 2016 to 31 December 2016 was as follows:

Fixed pay			Variable pay
Salary £000	Benefits £000	Pension benefit £000	APP £000	LTIP £000	Total £000
265	18	129	332	728	1,472

In line with the discretion exercised by the Committee outlined above, the whole APP award of £345,586 was paid in cash.

Payments for loss of office

No payments were made to any Executive Directors during 2016 for loss of office.

Single total figure of remuneration: Non-Executive Directors

			Fees (£000)		Taxable benefits (£000)		Total (£000)
Non- Executive Director	Committee appointments	Date of original appointment	2016	2015	2016	2015	2016	2015
Patrick		1 January	412	412	19	34	431	446
Cescau		2013
Anne		1 March	73	61	4	5	77	66
Busquet		2015
Ian		1 September	97	97	3	3	100	100
Dyson		2013
Jo		1 September	73	73	3	3	76	76
Harlow		2014
Jennifer		25 August	30	85	1	2	31	87
Laing		2005
Luke		1 July	97	97	3	1	100	98
Mayhew		2011
Jill		1 June	81	73	3	4	84	77
McDonald		2013
Dale		1 June	97	97	31	14	128	111
Morrison		2011
Ying		1 December	26	73	37	83	63	156
Yeh		2007

See page 49 for Board and Committee membership key and attendance.

Fees: The fees for Jennifer Laing and Ying Yeh are to the point of their retirement as a Non-Executive Director on 6 May 2016. The fee for Jill McDonald reflects her appointment as Chairman of the Corporate Responsibility Committee from 6 May 2016 and the related increase in responsibility.

Benefits: For Non-Executive Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under concessionary HM Revenue & Customs rules, non-UK based Non-Executive Directors are not subject to tax on travel expenses for the first five years; this is reflected in the taxable benefits for 2015 and 2016 for Anne Busquet and for the period up to 31 May 2016 for Dale Morrison.

Incentive awards: Non-Executive Directors are not eligible for any incentive awards.

Pension benefit: Non-Executive Directors are not eligible for any pension contributions or benefit.

Further details on changes to the Board can be found on page 50.

Shares held by Non-Executive Directors as at 31 December 2016a: number of shares

The only Non-Executive Directors who held shares are listed in the table below.

	Shares held outright
Non-Executive Director	2016	2015
Jennifer Laing[a]	2,905	2,905
Luke Mayhew	1,435	1,722
Dale Morrison[b]	3,255	3,907

[a]	Number of shares held by Jennifer Laing is as at 6 May 2016, when she retired as a Non-Executive Director.
[b]	Shares held in the form of American Depository Receipts.

74 IHG Annual Report and Form 20-F 2016 Governance

Fees: Non-Executive Directors

The fees for Non-Executive Directors are reviewed and agreed annually in line with the DR Policy. The fee levels for 2017 will be as follows:

Non-Executive Director	Role	2017 £000	2016 £000
Patrick Cescau	Chairman of the Board	422	412
Anne Busquet	Non-Executive Director	74	73
Ian Dyson	Chairman of Audit Committee	99	97
Jo Harlow	Non-Executive Director	74	73
Luke Mayhew	Chairman of Remuneration	99	97
	Committee
Jill McDonald	Chairman of Corporate	87	73	[a]
	Responsibility Committee
Dale Morrison	Senior Independent Non-Executive	107	97
	Director

[a]	Jill McDonald’s 2016 fee relates to Non-Executive Director position prior to new role of Chairman of the Corporate Responsibility Committee.

Non-Executive Directors’ letters of appointment and notice periods

Non-Executive Directors have letters of appointment, which are available upon request from the Company Secretary’s office. Patrick Cescau, Non-Executive Chairman, is subject to 12 months’ notice. No other Non-Executive Directors are subject to notice periods. All Non-Executive Directors are subject to election and annual re-election by shareholders at the AGM.

Remuneration Committee details

Key objectives and summary of responsibilities

The Remuneration Committee agrees, on behalf of the Board, all aspects of the remuneration of the Executive Directors and the Executive Committee, and agrees the strategy, direction and policy for the remuneration of other senior executives who have a significant influence over the Group’s ability to meet its strategic objectives.

The Committee’s role and responsibilities are set out in its Terms of Reference (ToR). These are reviewed annually and available on the Company’s website at www.ihgplc.com/investors under Corporate governance in the Committees section.

Membership and attendance at meetings

In addition to the Committee members, the CEO and Chairman, the Committee’s remuneration advisers and the Group’s heads of HR and Reward attended meetings.

Details of Committee attendance can be found on page 49.

Reporting to the board

The CEO and Chairman attend meetings and the Committee Chairman provides an update to the Board following each meeting on the key issues discussed. Meeting papers and minutes are circulated to all Board members for review and comment.

Effectiveness of the Committee

All members are independent Non-Executive Directors, as required under the ToR. All members have the necessary experience and expertise to meet the Committee’s responsibilities. The effectiveness of the Committee is monitored and assessed annually through the Board’s evaluation questionnaires and interviews and informally by the Committee’s advisers.

Details of the Board’s effectiveness evaluation can be found on pages 55 and 56.

Remuneration advisers

The Committee continued to retain PricewaterhouseCoopers LLP (PwC) throughout 2016 as independent advisers. Fees of £159,830 were paid to PwC in respect of advice provided to the Committee on executive remuneration matters during the year. This was in the form of an agreed fee for support in preparation of papers and attendance at meetings, with work on additional items charged at hourly rates. PwC also provided tax and other consulting services to the Group during 2016. The terms of engagement for PwC are available from the Company Secretary’s office on request.

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

Focus areas and activities

The Committee’s main consideration in 2016 was the review of the Directors’ Remuneration Policy. This was reviewed to ensure that IHG continues to remunerate its Executive Directors in a way that is aligned with business needs, is consistent with its reward philosophy, is fair to colleagues yet competitive in the market, and rewards behaviours and outcomes that deliver shareholder value. The following key matters were also discussed: shareholding requirements and post-cessation holding, IHG’s approach to diversity and gender pay-gap reporting.

Voting at the Company’s AGMs

There was no binding vote in respect of the DR Policy at the 2016 AGM as it remained unchanged from 2014. There will be a binding vote in respect of the new DR Policy in 2017. The outcome of the binding vote in respect of the DR Policy voted on at the 2014 AGM is shown below:

AGM	Votes for	Votes against	Abstentions
2014	155,440,907	15,483,775	906,025
	(90.94%)	(9.06%)

At the Company’s AGMs in 2014, 2015 and 2016, the annual advisory vote in respect of the Directors’ Remuneration Report was as follows:

AGM	Votes for	Votes against	Abstentions
2016	167,998,487	2,427,740	5,056,017
	(98.58%)	(1.42%)
2015	149,415,662	4,633,208	3,642,496
	(96.99%)	(3.01%)
2014	158,131,479	10,076,027	3,623,200
	(94.01%)	(5.99%)

Directors’ Remuneration Report IHG Annual Report and Form 20-F 2016 75

DIRECTORS’ REMUNERATION REPORT CONTINUED

Directors’ Remuneration Policy

Subject to the approval by shareholders at the 2017 AGM, the policy for Executive Directors, as set out below, will apply from 2017 and will be available to view at www.ihgplc.com/investors under Corporate governance.

The Committee will consider the Remuneration Policy annually to ensure it remains aligned with strategic objectives. However, it is intended that the policy set out below will apply for three years from the 2017 AGM; if any amendments need to be made to the policy within that time frame, it will first be presented to be voted upon by shareholders.

Future policy table

∎ Salary	(100% cash)
Link to strategy	To attract and retain the key talent responsible for delivering our strategic objectives. Recognises the value of the role and the individual’s skill, performance and experience.
Operation	Base salary is reviewed annually and fixed for 12 months from 1 April.

In reviewing salaries, the Committee may consider:

• business performance;
• personal performance;
• the average salary increases for the wider IHG workforce; and
• current remuneration assessed against comparable opportunities for an individual to ensure competitiveness.
Maximum opportunity	Over the policy period, salaries for current Executive Directors will increase, subject to individual performance, in line with the range of increases applying to the corporate UK and US employee population, except where there is a change in role or responsibility or another need arises to reassess the competitiveness of salary which warrants either a lesser or a more significant increase. Any such change will be fully explained.

Newly promoted or recruited Executive Directors may, on occasion, have their salaries set below the conventional remuneration level while they become established in role. In such cases, salary increases may be higher than the corporate UK and US employee population until the target positioning is achieved.
Performance framework	The results of an individual’s annual performance appraisal give an overall personal performance rating (OPR), which is considered when reviewing salary levels.
Benefits
Link to strategy	To attract and retain the key talent responsible for delivering our strategic objectives with competitive benefits which are consistent with an individual’s role and location.
Operation	IHG pays the cost of providing the benefits on a monthly basis or as required for one-off events.
Maximum opportunity

The value of benefits is dependent on location and market factors.

Benefits may include the cost of independent financial advice, car allowance/company car, private healthcare/medical assessments and other benefits provided from time to time. Benefits would be restricted to the typical level for the role and location of an Executive Director.

Benefits may also include relocation and expatriate or international assignment costs where appropriate, including for example:

• cost of living allowance;
• travel costs;
• housing allowance;
• professional advice;
• education allowances;
• tax equalisation;
• medical expenses; and
• relocation allowance.

Relocation and expatriate or international assignment costs would be restricted to the typical level for the role and location of an Executive Director.
Performance framework	None.
∎ Pension
Link to strategy	To attract and retain the key talent responsible for delivering our strategic objectives with appropriate contribution rates to provide funding for retirement.
Operation	UK Executive Directors are eligible to join the IHG UK Defined Contribution Pension Plan (IC Plan). A cash allowance in lieu of pension contributions is offered, for example, where pension contributions would be less tax efficient than cash.

Non UK Executive Directors may be eligible for an alternative local company retirement plan, for example, a DC 401(k) Plan and a DC Deferred Compensation Plan currently operating in the US.
Maximum opportunity	Salary is the only element of remuneration that is pensionable, and the current maximum employer contribution level for executives in the IC Plan is 30% of salary.

Other contribution rates may apply in alternative local retirement plans and the Committee has the discretion to reduce or increase employer contribution rates for Executive Directors in exceptional circumstances where conditions so warrant.
Performance framework	None.

76 IHG Annual Report and Form 20-F 2016 Governance

∎ Annual Performance Plan (APP)	(50% cash and 50% IHG PLC shares deferred for three years)
Link to strategy	• Drives and rewards annual performance against both financial and non-financial metrics.

• Aligns individuals and teams with key strategic priorities.

• Aligns short-term annual performance with strategy to generate long-term returns to shareholders.
Operation	• Awards are made annually, 50% in cash after the end of the relevant financial year and 50% in the form of share awards which vest after three years subject to leaver provisions.

• The Committee has discretion to make awards wholly in cash rather than part-cash and part-shares, in exceptional circumstances.

• The share awards are made in the form of conditional awards or forfeitable shares, the latter having the right to receive dividends and vote at general meetings.

• Malus and clawback apply to the awards. See page 80 for details.

•  The Committee may exercise reasonable discretion to adjust an award made under the APP upwards or downwards after application of the performance measures to take into account any relevant factors, including but not limited to, performance relative to IHG’s competitors and extent of achievement across all measures, provided that in no case will an award exceed the maximum opportunity stated.

Maximum opportunity	Maximum annual award is 200% of salary.
Performance framework	• 70% is based on EBIT achievement vs target.

•  30% is based on a mixture of personal and strategic measures which are reviewed annually and the weighting, measures and targets determined by the Committee and set in line with key strategic priorities.

• Measures for 2017 will be as per 2016 ie EBIT (70%), Guest Love (20%) and OPR (10%) – see page 78 for further detail.

• Target award is 115% of salary; threshold is up to 50% of target award for each measure.

•  Overall performance ratings of less than 3 affect the outcome of the APP award. An OPR of less than 2 results in no award being made; an OPR of 2 (threshold) reduces awards by 50%; and an OPR of 2.5 reduces awards by 25%.

Long Term Incentive Plan (LTIP)	(100% IHG PLC shares)
Link to strategy	Drives and rewards delivery of sustained long-term performance on measures that are aligned with the interests of shareholders.
Operation	• Annual conditional awards of shares which vest after a period of three years, or such longer period as the Committee determines, subject to the achievement of corporate performance targets.

• The Committee may also impose such post-vesting holding periods as it may, at its discretion, determine.

• The Committee also has discretion to make awards in cash rather than shares, in exceptional circumstances.

• Malus and clawback applies to awards. See page 80 for details.
Maximum opportunity	The maximum annual award is 205% of salary. The Committee has no current intention to award more than the policy maximum, but if exceptional and unforeseen circumstances arise that warrant it, the Committee has discretion to increase this to 300% of salary under the LTIP rules. Any such award will be fully explained.
Performance framework	• The measures are reviewed and may be changed by the Committee annually to ensure alignment with strategic objectives.

• Minimum performance results in 20% vesting and all targets measured over a performance period of at least three years.

•  The Committee may make adjustments to targets and/or measures if a significant one-off event occurs that makes one or more of the existing targets and/or measures no longer appropriate. The Committee may also adjust awards if a significant one-off event happens that makes the original performance measures no longer appropriate. Any such adjustments would be disclosed at the first appropriate opportunity.

New for 2017 policy	• Measures for the 2017/19 cycle are Total Shareholder Return (TSR), total gross revenue, net System size growth and cash flow – see pages 78 and 79 for further detail.

•  The Committee will review the vesting outcomes under the absolute measures (for the 2017/19 LTIP this will be total gross revenue, net System size growth and cash flow measures) at the end of each three-year cycle against an assessment of Group earnings, the quality of financial performance and growth over the period, including relative growth against the market, and the efficient use of capital. If the Committee determines that the vesting outcomes do not appropriately reflect the performance of the Group, it will consider reducing the number of shares that vest. The performance and vesting outcomes and any use of discretion will be fully disclosed and explained in the relevant Directors’ Remuneration Report.

∎ Shareholding requirements
• The guideline shareholding requirement is 300% of salary for the Chief Executive Officer and 200% for other Executive Directors

•  Executive Directors are expected to hold all shares earned (net of any shares sales required to meet personal tax liabilities), until the guideline shareholding requirement is achieved. See page 72 for details.

New for 2017 policy	• From 2018, the full guideline shareholding requirements will continue for six months, and 50% of the requirements for a further six months, post-cessation of employment.

Directors’ Remuneration Report IHG Annual Report and Form 20-F 2016 77

DIRECTORS’ REMUNERATION REPORT CONTINUED

Directors’ Remuneration Policy continued

Illustrative scenarios

Below is an illustration of the value that could be received by each Executive Director under the Directors’ Remuneration Policy in respect of 2017, showing:

•	minimum, which includes salary, benefits and employer pension contributions only (total fixed pay);

•	on-target, which includes total fixed pay and assumes an on-target award for the APP (115% of salary) and 50% of maximum LTIP award vesting; and

•	maximum, which includes total fixed pay and a maximum award under the APP and LTIP.

The salaries included are those that will apply from 1 April 2017. The benefit values included are estimates. The amounts shown in relation to APP and LTIP do not take account of any potential share price appreciation.

Notes to future policy table

Measures for 2017 APP

Measure	Definition	Weighting (%)	Performance objective
EBIT	Earnings Before Interest and Tax – a measure of IHG’s operating profit before exceptional items for the year.	70	Achievement against target.
Guest Love	Guest satisfaction rating.	20	Year-on-year improvement in score.
OPR	Personal performance measure of individual’s contribution to the business and the results.	10	Achievement against targets.

Why have we chosen these measures?

EBIT is a key measure of business performance for our shareholders and is a function of other critical measures, such as net rooms growth, RevPAR, profit margin and fee revenues. Guest Love is an important and robust measure of the strength of our brands and our ability to grow lifetime relationships with guests. OPR reflects an individual’s contribution towards the achievement of specific and measurable targets based on a range of the most important financial and strategic objectives for the year.

How are performance targets set?

Targets may be set relative to budget and/or by reference to prior results and may contain a performance range to incentivise outperformance and minimum performance levels relative to budget and/or prior experience to ensure that poor performance is not rewarded. The 2017 targets are set by the Committee and senior management, taking into account IHG’s growth ambitions, market expectations and the circumstances and relative performance at the time, with the aim of setting stretching achievement targets for senior executives which will reflect successful outcomes for the business based on its strategic objectives for the year.

Measures for 2017/19 LTIP cycle

Measure	Definition	Weighting (%)	Vesting
Total Shareholder Return (TSR)	IHG’s performance against a comparator group of global hotel companies. TSR is the aggregate of share price growth and dividends paid, assuming reinvestment of dividends in the Company’s shares during the three-year performance period.	40

Threshold – median of comparator group (20% of TSR element vests).

Maximum – upper quartile of comparator group (100% of TSR element vests).

Vesting will be on a straight-line basis in between the two points above.

Total gross revenue	Cumulative increase over three-year performance period.	20	The targets for these measures are, in the opinion of the Directors, commercially sensitive, and will therefore be disclosed in full retrospectively at the end of the LTIP cycle. Disclosure in advance would give IHG’s major competitors an unfair commercial advantage, providing them with access to key financial and growth targets from IHG’s three-year plan. These competitors would not be subject to the same obligation to make such information available, as they are either unlisted or listed on a stock exchange other than the London Stock Exchange. We will provide updates on an annual basis to give an indication of actual performance against targets and full disclosure of targets and performance will be provided retrospectively after the end of the performance period.
Net System size growth	Increase in number of IHG rooms over three-year performance period.	20
Cash flow	Cumulative annual cash generation over three-year performance period.	20	Targets for the three years from 2017 are due to be set at the Board’s annual strategy meeting in March 2017 and are not, therefore, available at the time of writing this report. The agreed targets, which will apply in respect of the 2017–19 LTIP cycle, will be disclosed in full in the 2017 Directors’ Remuneration Report.

78 IHG Annual Report and Form 20-F 2016 Governance

Why have we chosen these measures?

We believe that TSR continues to be a key measure of long-term success and aligns the interests of Executive Directors with those of shareholders. However, there is an increased focus on ongoing operational excellence under our asset light business model and TSR will therefore reduce from a 50% to a 40% weighting in the LTIP. A rooms measure will remain in the form of net System size growth, reflecting the importance of building and leveraging our scale. Two new measures will be introduced: total gross revenue, which includes food and beverage income from owned and managed hotels and reflects our diverse income sources; and cash flow, to support our focus on delivering high-quality organic growth, which means delivering consistent, sustained growth in cash flows and profits over the long term. Together, we believe these measures represent the right balance of focus on growth and quality and position our executive remuneration in line with both our long-term strategic aims and the expectations of our shareholders.

How are performance targets set?

Targets may be set relative to the expected outcomes of IHG’s long-range business plan and other long-term strategic objectives and may contain a performance range to incentivise outperformance and minimum performance levels to ensure that poor performance is not rewarded. The targets for the 2017/19 LTIP are set by the Committee, taking into account IHG’s long-range business plan, market expectations and the circumstances and relative performance at the time, with the aim of setting stretching achievement targets for senior executives which will reflect successful outcomes for the business based on its long-term strategic objectives. After completing a robust review process, the comparator group of companies against which outcomes are measured for the 2017/19 cycle has been updated and comprises the following: Accor Hotels; Choice Hotels International Inc.; Hilton Worldwide; Hyatt Hotels Corporation; Marriott International Inc.; Melia Hotels International; Millennium & Copthorne Hotels; NH Hotel Group; and Wyndham Worldwide Corp.

Dilution of Company shares

Incentive plan rules provide that issuance of new shares or re-issued treasury shares, when aggregated with all other share schemes, must not exceed 10% of issued share capital in any rolling 10-year period.

Policy on payment for loss of office

As per the DR Policy, Executive Directors have a notice period from the Group of 12 months. However, neither notice nor a payment in lieu of notice will be given in the event of gross misconduct. In the event of an Executive Director terminating employment, any compensation payable will be determined in accordance with the terms of their service contract and the rules of any relevant incentive plan. Where possible, the Group will seek to ensure that, if a leaver mitigates their losses, for example, by finding new employment, there will be a corresponding reduction in compensation payable for loss of office. An Executive Director may have an entitlement to compensation in respect of their statutory rights under employment protection legislation in the UK or other relevant jurisdiction.

The following table sets out the basis on which payments for loss of office may be made:

Remuneration component	Circumstances and approach taken (including but not limited to):
Salary and contractual benefits, including pension	Good leaver: Paid up to date of termination or in lieu of notice, if applicable. Other leaver: Paid up to date of termination or in lieu of notice, if applicable. Death: Paid up to date of death.
APP award for year of termination

Good leaver: Pro-rated award for year up to date of termination, or later date in exceptional circumstances subject to Committee discretion. No accelerated payment, other than in exceptional circumstances and where permitted under the plan rules subject to Committee discretion. Award made 50% cash and 50% in shares deferred for three years from grant, other than in exceptional circumstances and where permitted under the plan rules subject to Committee discretion.

Other leaver: No award for year of termination, other than in case of termination after end of performance period but before award date (in which case cash portion only of award will be paid); and in exceptional circumstances subject to Committee discretion.

Death: Pro-rated award for year up to date of death, paid fully in cash and accelerated, other than in exceptional circumstances subject to Committee discretion.

Unvested APP deferred share awards

Good leaver: Vest on usual vesting date, other than in exceptional circumstances subject to Committee discretion.

Other leaver: Forfeited, other than in exceptional circumstances subject to Committee discretion; and in the event of a termination in connection with a takeover or reconstitution (in which case unvested APP deferred share awards will have accelerated vesting on the date of termination, unless the Committee determines otherwise).

Death: Accelerated vesting unless Committee decides otherwise.

Unvested LTIP awards

Good leaver: Vest on usual vesting date to extent performance conditions met, other than in exceptional circumstances subject to Committee discretion. Number of shares vesting is pro-rated to date of termination, or other date subject to Committee discretion.

Other leaver: Forfeited, other than in exceptional circumstances subject to Committee discretion. No shares awarded or cash paid under any circumstances in the event of termination due to gross misconduct.

Death: Accelerated vesting: Committee has discretion to determine number of shares vesting, taking into account proportion of performance period elapsed and extent to which performance conditions are satisfied.

Good leaver status will be applied in accordance with the rules of incentive plans, where applicable, and may include retirement, ill-health, transfer of undertaking or redundancy. In the case of the LTIP rules, the Committee has discretion to apply good leaver status and, in doing so, will consider factors such as personal performance and conduct, overall Group performance and the specific circumstances of the Executive Director’s departure including, but not restricted to, whether the Executive Director is leaving by mutual agreement. The Committee would only seek to exercise this and its other discretions under the APP and LTIP plan rules in exceptional circumstances and the application of any such discretion would be disclosed in full as required in the relevant announcement and Annual Report on Directors’ Remuneration.

Directors’ Remuneration Report IHG Annual Report and Form 20-F 2016 79

DIRECTORS’ REMUNERATION REPORT CONTINUED

Directors’ Remuneration Policy continued

Use of discretion by the Remuneration Committee

1. Malus and clawback in incentive plans

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

A clawback provision applies to Executive Directors in respect of the APP cash awards and LTIP cycle awards from 2015/17 onwards. The provision applies for three years from the date of payment (for the APP cash award) and the date of vesting (for the LTIP award). Clawback may be operated in the event of gross misconduct on the part of the employee and/or material misstatement in Company or Group financial statements.

These features help ensure alignment between executive reward and shareholder returns.

2. Other uses of discretion

The Committee reserves certain discretions in relation to the outcomes for Executive Directors under the Group’s incentive plans. These operate in two main respects:

•	enabling the Committee to ensure that outcomes under these plans are consistent with the underlying performance of the business and the experience of shareholders, at the same time as providing a high degree of clarity for shareholders as to remuneration structure and potential quantum; and

•	enabling the Committee to treat leavers in a way that is fair and equitable to individuals and shareholders under the incentive plans.

The discretions that can be applied in the case of leavers under the APP and LTIP are set out in the section ‘Policy on payment for loss of office’ on page 79.

The discretions that can be applied in respect of the APP and LTIP in the event of a corporate transaction, such as a takeover or merger, include the ability to determine:

•	the period for which awards may be pro-rated;

•	whether awards are payable as cash or shares;

•	the vesting date for awards and whether or not they may be accelerated;

•	if a transaction occurs prior to the end of a performance period, the extent to which performance conditions have been met;

•	in the event that a transaction involves the exchange of IHG PLC shares for shares in another company, whether existing share awards may be replaced by an appropriate proportion of shares in a new company; and

•	any such action as it may think appropriate if other events happen which may have an effect on awards.

Any exercises of discretion by the Committee will be fully disclosed and explained in the relevant year’s Annual Report on Directors’ Remuneration.

Approach to recruitment remuneration

The remuneration of any new Executive Director will be determined in accordance with the Directors’ Remuneration Policy on pages 76 to 77 and the elements that would be considered by the Group for inclusion are:

•	salary and benefits, including defined contribution pension participation;

•	participation in the APP with 50% cash and 50% deferred share elements:

-	pro-rated for the year of recruitment to reflect the proportion of the year remaining after the date of commencement of employment; and
-	if commencement date is after 1 October in the year, no award would normally be made for that year; and

•	participation in the LTIP:

-	pro-rated awards would be made in relation to LTIP cycles outstanding at the time of recruitment; but
-	no pro-rated award would be made for an LTIP cycle that has less than nine months to run at the date of commencement of employment.

In addition, the Committee may, in its discretion, compensate a newly recruited Executive Director for incentives foregone from previous employment as a result of their resignation. The Committee would seek validation of the value of any potential incentives foregone. Awards made by way of compensation for incentives foregone would be made on a comparable basis, taking account of performance achieved (or likely to be achieved), the proportion of the performance period remaining and the form of the award. Compensation would, as far as possible, be in the form of LTIP or deferred share awards in order to immediately align a new Executive Director with IHG performance.

The maximum annual level of variable remuneration that may be granted to a newly-recruited Executive Director would be in line with that of the existing Executive Directors:

•	APP award: 200% of salary, of which 50% of any award will be paid in cash and 50% in the form of shares deferred for three years; and

•	LTIP award: 205% of salary for a full LTIP cycle commencing after appointment, plus pro-rated awards in relation to LTIP cycles outstanding at the time of recruitment (up to a further 205% of salary).

This excludes any remuneration that constitutes compensation for incentives foregone and any relocation and expatriate or international assignment costs.

Consideration of shareholder views

Shareholder interests are central to decisions on remuneration. Recruiting and retaining quality management is important to the generation of shareholder return. At the same time, IHG does not operate in a vacuum and remuneration decisions need to take account of the practices in the sector, the remuneration of IHG employees overall and of course business performance. We were pleased to see the substantial support for our 2015 Annual Report on Directors’ Remuneration, approved by a majority of 98.58%. As part of the review of incentive plans undertaken in 2015 and 2016, the Chairman of the Remuneration Committee met with a number of our largest shareholders, proxy voting agencies and industry bodies, such as the Investment Association, to discuss our remuneration policy design and its links to business strategy. The feedback from these meetings, while not always consistent, has helped us to refine the small number of changes proposed to DR Policy from 2017, specifically the new absolute measures in the LTIP and the related sharpening of Committee discretion designed to strengthen the focus on operational excellence.

80 IHG Annual Report and Form 20-F 2016 Governance

Consideration of employment conditions elsewhere in the Group

The Committee takes into consideration the pay and conditions of employees throughout the Group when determining remuneration for its Executive Directors. In addition to the review of DR Policy during 2015 and 2016, the Committee reviewed the remuneration structure of other senior employees and agreed changes which were designed to ensure a clear and consistent approach to remuneration that is aligned to the business needs; consistent with the Group’s reward philosophy, strategy and objectives; fair and attractive to colleagues; and rewards the behaviours and outcomes which will deliver shareholder value.

Employees’ pay across the Group is compared to cross-industry standards to ensure fair pay for each job. The Group does not consult with employees as part of the process of determining the DR Policy. However, selected senior employees were consulted as part of the remuneration review referred to above; and questions on the performance of Executive Committee members, including the Executive Directors, are included in annual employee engagement surveys. While formal internal comparison measurements are not used in determining Executive Directors’ remuneration, the Committee makes decisions in the knowledge of pay and incentive arrangements of the rest of the Group, upon which the Committee is briefed regularly.

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

All Executive Directors’ appointments and subsequent re-appointments are subject to election and annual re-election by shareholders at the AGM.

Details of current Executive Directors’ contracts

Executive Director	Date of original appointment	Notice period
Richard Solomons	10 February 2003	12 months
Paul Edgecliffe-Johnson	1 January 2014	12 months

Non-executive directorships of other companies

The Group recognises that its Executive Directors may be invited to become Non-Executive Directors of other companies and that such duties can broaden their experience and knowledge, and benefit the Group. IHG therefore permits its Executive Directors to accept one non-executive appointment (in addition to any positions where the Director is appointed as the Group’s representative), subject to Board approval and as long as this is not, in the reasonable opinion of the Board, likely to lead to a conflict of interest. Any fees from such appointments may be retained by the individual Executive Director.

Remuneration Policy for Non-Executive Directors

The policy for Non-Executive Directors, set out below, will apply for three years from the date of the 2017 AGM.

The policy for Non-Executive Directors is available to view at www.ihgplc.com/investors under Corporate governance in the Committees section.

If any changes are made to the Policy within that time frame, it will be presented to be voted upon by shareholders. Non-Executive Directors are not eligible to participate in the APP, LTIP nor any IHG pension plan.

Fees and benefits (cash)
Link to strategy	• To attract Non-Executive Directors who have a broad range of skills and experience that add value to our business and help oversee and drive our strategy.

• Recognises the value of the role and the individual’s skill, performance and experience.
Operation	• Non-Executive Directors’ fees and benefits are set by the Chairman of the Board and Executive Directors; the Chairman’s fees are set by the Committee.

• Fees are reviewed annually and fixed for 12 months from 1 January.

• Consideration is given to business performance, current remuneration competitiveness and average salary increases for the wider IHG employee population.

• Benefits include travel and accommodation in connection with attendance at Board and Committee meetings.

• Non-Executive Directors are not eligible to participate in IHG incentive or pension plans.

• A single fee is determined for each Non-Executive Director role rather than different elements being applied to directorship, Committee and chair roles.
Maximum opportunity

•  Fee increases will be in line with median FTSE 100 increases, taking into account the circumstances of the business and increases in remuneration across the Group, other than where there is a change in role or responsibility or another need arises to reassess the competitiveness of fee level that warrants either a lesser or a more significant increase. Any such change will be fully explained.

• IHG pays the cost of providing benefits as required.
Performance framework	• Non-Executive Directors are not eligible to participate in any performance-related incentive plans.

Details of letters of appointment and notice periods

for Non-Executive Directors

Non-Executive Directors have letters of appointment, which are available upon request from the Company Secretary’s office.

Patrick Cescau, appointed Non-Executive Chairman on 1 January 2013, is subject to 12 months’ notice. Other
Non-Executive Directors are not subject to notice periods.

All Non-Executive Directors’ appointments and subsequent re-appointments are subject to election and annual re-election by shareholders at the AGM.

Non-Executive Director	Committee appointments	Date of original appointment	Notice period
Patrick Cescau		1 January 2013	12 months
Anne Busquet		1 March 2015	n/a
Ian Dyson		1 September 2013	n/a
Jo Harlow		1 September 2014	n/a
Luke Mayhew		1 July 2011	n/a
Jill McDonald		1 June 2013	n/a
Dale Morrison		1 June 2011	n/a

Luke Mayhew

Chairman of the Remuneration Committee

20 February 2017

Directors’ Remuneration Report IHG Annual Report and Form 20-F 2016 81

Group

Financial

Statements

84	Statement of Directors’ Responsibilities
90	Independent Auditor’s US Report
91	Group Financial Statements
91	Group income statement
92	Group statement of comprehensive income
93	Group statement of changes in equity
96	Group statement of financial position
97	Group statement of cash flows
98	Accounting policies
106	Notes to the Group Financial Statements

82 IHG Annual Report and Form 20-F 2016 Group Financial Statements

STRATEGIC REPORT
GOVERNANCE
GROUP FINANCIAL STATEMENTS
PARENT COMPANY FINANCIAL STATEMENTS
ADDITIONAL INFORMATION

InterContinental Samui Baan Taling Ngam Resort, Thailand

Group Financial Statements IHG Annual Report and Form 20-F 2016 83

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

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group, as defined in Rule 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934 as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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

Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2016 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria).

Based on this assessment, management has concluded that as at 31 December 2016 the Group’s internal control over financial reporting was effective.

During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 December 2016, together with the Group’s Consolidated Financial Statements, were audited by Ernst & Young LLP, an independent registered public accounting firm. Their report on internal control over financial reporting can be found on page 90.

For and on behalf of the Board

Richard Solomons	Paul Edgecliffe-Johnson
Chief Executive Officer	Chief Financial Officer
20 February 2017	20 February 2017

84 IHG Annual Report and Form 20-F 2016 Group Financial Statements

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Independent Auditor’s UK Report IHG Annual Report and Form 20-F 2016 85

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

86 IHG Annual Report and Form 20-F 2016 Group Financial Statements

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Independent Auditor’s UK Report IHG Annual Report and Form 20-F 2016 87

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

88 IHG Annual Report and Form 20-F 2016 Group Financial Statements

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Independent Auditor’s UK Report IHG Annual Report and Form 20-F 2016 89

Independent Auditor’s US Report

Report of independent registered public accounting firm on internal control over financial reporting

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC.

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). InterContinental Hotels Group PLC’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, InterContinental Hotels Group PLC maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying 2016 Consolidated Financial Statements of InterContinental Hotels Group PLC, and our report dated 20 February 2017 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England

20 February 2017

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC.

We have audited the accompanying Group statement of financial position of InterContinental Hotels Group PLC as of 31 December 2016 and 2015, and the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2016. These Financial Statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

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

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at 31 December 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), InterContinental Hotels Group PLC’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 20 February 2017 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

London, England

20 February 2017

90 IHG Annual Report and Form 20-F 2016 Group Financial Statements

Group Financial Statements

Group income statement

				2016			2015			2014
For the year ended 31 December 2016	Note	Before exceptional items $m	Exceptional items (note 5) $m	Total $m	Before exceptional items $m	Exceptional items (note 5) $m	Total $m	Before exceptional items $m	Exceptional items (note 5) $m	Total $m
Revenue	2	1,715	–	1,715	1,803	–	1,803	1,858	–	1,858
Cost of sales		(580)	–	(580)	(640)	–	(640)	(741)	–	(741)
Administrative expenses		(339)	(13)	(352)	(395)	(25)	(420)	(382)	(101)	(483)
Share of losses of associates and joint ventures	2	(2)	–	(2)	(3)	–	(3)	(4)	–	(4)
Other operating income and expenses		9	–	9	11	880	891	16	130	146
		803	(13)	790	776	855	1,631	747	29	776
Depreciation and amortisation	2	(96)	–	(96)	(96)	–	(96)	(96)	–	(96)
Impairment charges	2	–	(16)	(16)	–	(36)	(36)	–	–	–
Operating profit	2	707	(29)	678	680	819	1,499	651	29	680
Financial income	6	6	–	6	5	–	5	3	–	3
Financial expenses	6	(93)	–	(93)	(92)	–	(92)	(83)	–	(83)
Profit before tax		620	(29)	591	593	819	1,412	571	29	600
Tax	7	(186)	12	(174)	(180)	(8)	(188)	(179)	(29)	(208)
Profit for the year from continuing operations		434	(17)	417	413	811	1,224	392	–	392

Attributable to:
Equity holders of the parent		431	(17)	414	411	811	1,222	391	–	391
Non-controlling interest		3	–	3	2	–	2	1	–	1
		434	(17)	417	413	811	1,224	392	–	392

Earnings per ordinary share	9
Continuing and total operations:
Basic				195.3 ¢			520.0 ¢			158.3 ¢
Diluted				193.5 ¢			513.4 ¢			156.4 ¢

Notes on pages 98 to 145 form an integral part of these Financial Statements.

Group Financial Statements IHG Annual Report and Form 20-F 2016 91

GROUP FINANCIAL STATEMENTS CONTINUED

Group statement of comprehensive income

For the year ended 31 December 2016	2016 $m	2015 $m	2014 $m
Profit for the year	417	1,224	392
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets, net of related tax charge of $nil (2015: $nil, 2014: $1m)	5	2	11
Exchange gains/(losses) on retranslation of foreign operations, net of related tax charge of $3m (2015: charge of $1m, 2014: credit of $1m)	182	(2)	42
Fair value gain reclassified to profit on disposal of available-for-sale financial asset	(7)	–	–
Exchange losses reclassified to profit on hotel disposal	–	2	–
	180	2	53
Items that will not be reclassified to profit or loss:
Re-measurement (losses)/gains on defined benefit plans, net of related tax credit of $4m (2015: charge of $4m, 2014: credit of $7m)	–	9	(18)
Tax related to pension contributions	–	7	2
	–	16	(16)
Total other comprehensive income for the year	180	18	37
Total comprehensive income for the year	597	1,242	429

Attributable to:
Equity holders of the parent	594	1,240	428
Non-controlling interest	3	2	1
	597	1,242	429

Notes on pages 98 to 145 form an integral part of these Financial Statements.

92 IHG Annual Report and Form 20-F 2016 Group Financial Statements

Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2016	169	11	(18)	(2,888)	113	269	2,653	309	10	319
Profit for the year	–	–	–	–	–	–	414	414	3	417
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	5	–	–	5	–	5
Exchange gains on retranslation of foreign operations	–	–	–	–	–	182	–	182	–	182
Fair value gain reclassified to profit on disposal of available-for-sale financial asset	–	–	–	–	(7)	–	–	(7)	–	(7)
Total other comprehensive income for the year	–	–	–	–	(2)	182	–	180	–	180
Total comprehensive income for the year	–	–	–	–	(2)	182	414	594	3	597
Transfer of treasury shares to employee share trusts	–	–	(24)	–	–	–	24	–	–	–
Purchase of own shares by employee share trusts	–	–	(10)	–	–	–	–	(10)	–	(10)
Release of own shares by employee share trusts	–	–	39	–	–	–	(39)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	23	23	–	23
Tax related to share schemes	–	–	–	–	–	–	11	11	–	11
Equity dividends paid	–	–	–	–	–	–	(1,693)	(1,693)	(5)	(1,698)
Transaction costs relating to shareholder returns	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange adjustments	(28)	(2)	2	28	–	–	–	–	–	–
At 31 December 2016	141	9	(11)	(2,860)	111	451	1,392	(767)	8	(759)

All items above are shown net of tax.

Notes on pages 98 to 145 form an integral part of these Financial Statements.

Group Financial Statements IHG Annual Report and Form 20-F 2016 93

GROUP FINANCIAL STATEMENTS CONTINUED

Group statement of changes in equity continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2015	178	12	(35)	(2,896)	111	269	1,636	(725)	8	(717)
Profit for the year	–	–	–	–	–	–	1,222	1,222	2	1,224
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	2	–	–	2	–	2
Exchange losses on retranslation of foreign operations	–	–	–	–	–	(2)	–	(2)	–	(2)
Exchange losses reclassified to profit on hotel disposal	–	–	–	–	–	2	–	2	–	2
	–	–	–	–	2	–	–	2	–	2
Items that will not be reclassified to profit or loss:
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	9	9	–	9
Tax related to pension contributions	–	–	–	–	–	–	7	7	–	7
	–	–	–	–	–	–	16	16	–	16
Total other comprehensive income for the year	–	–	–	–	2	–	16	18	–	18
Total comprehensive income for the year	–	–	–	–	2	–	1,238	1,240	2	1,242
Purchase of own shares by employee share trusts	–	–	(47)	–	–	–	–	(47)	–	(47)
Release of own shares by employee share trusts	–	–	62	–	–	–	(62)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	24	24	–	24
Tax related to share schemes	–	–	–	–	–	–	5	5	–	5
Equity dividends paid	–	–	–	–	–	–	(188)	(188)	–	(188)
Exchange adjustments	(9)	(1)	2	8	–	–	–	–	–	–
At 31 December 2015	169	11	(18)	(2,888)	113	269	2,653	309	10	319

All items above are shown net of tax.

Notes on pages 98 to 145 form an integral part of these Financial Statements.

94 IHG Annual Report and Form 20-F 2016 Group Financial Statements

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2014	189	12	(38)	(2,906)	100	227	2,334	(82)	8	(74)
Profit for the year	–	–	–	–	–	–	391	391	1	392
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	11	–	–	11	–	11
Exchange gains on retranslation of foreign operations	–	–	–	–	–	42	–	42	–	42
	–	–	–	–	11	42	–	53	–	53
Items that will not be reclassified to profit or loss:
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	(18)	(18)	–	(18)
Tax related to pension contributions	–	–	–	–	–	–	2	2	–	2
	–	–	–	–	–	–	(16)	(16)	–	(16)
Total other comprehensive income for the year	–	–	–	–	11	42	(16)	37	–	37
Total comprehensive income for the year	–	–	–	–	11	42	375	428	1	429
Repurchase of shares	–	–	–	–	–	–	(110)	(110)	–	(110)
Transaction costs relating to shareholder returns	–	–	–	–	–	–	(1)	(1)	–	(1)
Purchase of own shares by employee share trusts	–	–	(58)	–	–	–	–	(58)	–	(58)
Release of own shares by employee share trusts	–	–	60	–	–	–	(60)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	28	28	–	28
Tax related to share schemes	–	–	–	–	–	–	12	12	–	12
Equity dividends paid	–	–	–	–	–	–	(942)	(942)	(1)	(943)
Exchange adjustments	(11)	–	1	10	–	–	–	–	–	–
At 31 December 2014	178	12	(35)	(2,896)	111	269	1,636	(725)	8	(717)

All items above are shown net of tax.

Notes on pages 98 to 145 form an integral part of these Financial Statements.

Group Financial Statements IHG Annual Report and Form 20-F 2016 95

GROUP FINANCIAL STATEMENTS CONTINUED

Group statement of financial position

31 December 2016	Note	2016 $m	2015 $m
ASSETS
Property, plant and equipment	12	419	428
Goodwill and other intangible assets	13	1,292	1,226
Investment in associates and joint ventures	14	111	136
Trade and other receivables	16	8	3
Other financial assets	15	248	284
Non-current tax receivable		23	37
Deferred tax assets	7	48	49
Total non-current assets		2,149	2,163
Inventories		3	3
Trade and other receivables	16	472	462
Current tax receivable		77	4
Other financial assets	15	20	–
Cash and cash equivalents	17	206	1,137
Total current assets		778	1,606
Total assets	2	2,927	3,769
LIABILITIES
Loans and other borrowings	20	(106)	(427)
Derivative financial instruments		(3)	(3)
Loyalty programme liability	32	(291)	(223)
Trade and other payables	18	(681)	(616)
Provisions	19	(3)	(15)
Current tax payable		(50)	(85)
Total current liabilities		(1,134)	(1,369)
Loans and other borrowings	20	(1,606)	(1,239)
Retirement benefit obligations	25	(96)	(129)
Loyalty programme liability	32	(394)	(426)
Trade and other payables	18	(200)	(152)
Provisions	19	(5)	–
Deferred tax liabilities	7	(251)	(135)
Total non-current liabilities		(2,552)	(2,081)
Total liabilities	2	(3,686)	(3,450)
Net (liabilities)/assets		(759)	319
EQUITY
Equity share capital	27	141	169
Capital redemption reserve	27	9	11
Shares held by employee share trusts	27	(11)	(18)
Other reserves	27	(2,860)	(2,888)
Unrealised gains and losses reserve	27	111	113
Currency translation reserve	27	451	269
Retained earnings		1,392	2,653
IHG shareholders’ equity		(767)	309
Non-controlling interest	27	8	10
Total equity		(759)	319

Signed on behalf of the Board

Paul Edgecliffe-Johnson

20 February 2017

Notes on pages 98 to 145 form an integral part of these Financial Statements.

96 IHG Annual Report and Form 20-F 2016 Group Financial Statements

Group statement of cash flows

For the year ended 31 December 2016	Note	2016 $m	2015 $m	2014 $m
Profit for the year		417	1,224	392
Adjustments reconciling profit for the year to cash flow from operations	24	536	(414)	361
Cash flow from operations	24	953	810	753
Interest paid		(75)	(75)	(76)
Interest received		4	2	2
Tax paid on operating activities	7	(130)	(109)	(136)
Net cash from operating activities		752	628	543

Cash flow from investing activities
Purchase of property, plant and equipment		(32)	(42)	(84)
Purchase of intangible assets		(175)	(157)	(162)
Investment in associates and joint ventures		(14)	(30)	(15)
Loan advances to associates and joint ventures		(2)	(25)	(3)
Investment in other financial assets		(13)	(28)	(5)
Acquisition of business, net of cash acquired	10	–	(438)	–
Capitalised interest paid		(5)	(4)	(2)
Disposal of hotel assets, net of costs and cash disposed		(5)	1,277	345
Repayments related to intangible assets		3	–	–
Loan repayments by associates and joint ventures		–	22	–
Proceeds from associates and joint ventures		2	9	–
Repayments of other financial assets		25	6	49
Tax paid on disposals	7	–	(1)	–
Net cash from investing activities		(216)	589	123

Cash flow from financing activities
Purchase of own shares		–	–	(110)
Purchase of own shares by employee share trusts		(10)	(47)	(68)
Dividends paid to shareholders	8	(1,693)	(188)	(942)
Dividend paid to non-controlling interest		(5)	–	(1)
Transaction costs relating to shareholder returns		(1)	–	(1)
Issue of long-term bonds		459	458	–
Other new borrowings		–	400	–
Long-term bonds repaid		(315)	–	–
New borrowings repaid		–	(400)	–
Increase/(decrease) in other borrowings		109	(355)	382
Proceeds from foreign exchange swaps		–	22	–
Close-out of currency swaps		–	–	4
Net cash from financing activities		(1,456)	(110)	(736)

Net movement in cash and cash equivalents in the year		(920)	1,107	(70)
Cash and cash equivalents at beginning of the year	17	1,098	55	134
Exchange rate effects		(61)	(64)	(9)
Cash and cash equivalents at end of the year	17	117	1,098	55

Notes on pages 98 to 145 form an integral part of these Financial Statements.

Group Financial Statements IHG Annual Report and Form 20-F 2016 97

Accounting policies

General information

This document constitutes the Annual Report and Financial Statements in accordance with UK Listing Rules requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934.

The Consolidated Financial Statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2016 were authorised for issue in accordance with a resolution of the Directors on 20 February 2017. InterContinental Hotels Group PLC (the Company) is incorporated and domiciled in Great Britain and registered in England and Wales.

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

With effect from 1 January 2016, the Group has adopted amendments to existing standards arising from the Annual Improvements to IFRSs 2012–2014 cycle, Amendments to IAS 16 and IAS 38 ‘Clarification of Acceptable Methods of Depreciation and Amortisation’ and Amendments to IFRS 11 ‘Accounting for Acquisition of Interests in Joint Operations’. The adoption of these amendments has had no impact on the Group’s financial performance or position.

The Group also adopted Amendments to IAS 1 ‘Disclosure Initiative’ during the year, resulting in the presentation of the loyalty programme liability separately on the statement of financial position and the separate presentation of deferred revenue in note 18.

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

The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement, through the deferral of salary with matching company contributions. Employees can draw down on the plan in certain limited circumstances during employment. The assets of the plan are held in a company-owned trust which is not consolidated as the relevant activity of the trust, being the investment of the funds in the trust, is directed by the participating employees of the plan and the company has no exposure to the gains and losses resulting from those investment decisions. The assets of the trust are held solely for the benefit of the participating employees and to pay plan expenses, other than in the case of a company insolvency in which case they can be claimed by the general creditors of the company. At 31 December 2016, the trust had assets with a fair value of $161m (2015: $148m).

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

98 IHG Annual Report and Form 20-F 2016 Group Financial Statements

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

Business combinations and goodwill

On the acquisition of a business, identifiable assets and liabilities acquired are measured at their fair value. Contingent liabilities assumed are measured at fair value unless this cannot be measured reliably, in which case they are not recognised but are disclosed in the same manner as other contingent liabilities. The measurement of deferred tax assets and liabilities arising on acquisition is as described in the general principles detailed within the ‘Taxes’ accounting policy note on page 101 with the exception that no deferred tax is provided on taxable temporary differences in connection with the initial recognition of goodwill.

Goodwill is recorded at cost, being the difference between the fair value of the consideration and the fair value of net assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

Goodwill is tested for impairment at least annually by comparing carrying values of cash-generating units with their recoverable amounts. Impairment losses relating to goodwill cannot be subsequently reversed.

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

Accounting policies IHG Annual Report and Form 20-F 2016 99

ACCOUNTING POLICIES CONTINUED

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

If there is objective evidence that an associate or joint venture is impaired, an impairment charge is recognised if the carrying amount of the investment exceeds its recoverable amount.

Upon loss of significant influence over an associate or joint control of a joint venture, any retained investment is measured at fair value with any difference to carrying value recognised in the income statement.

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

Documentation outlining the measurement and effectiveness of any hedging arrangement is maintained throughout the life of the hedge relationship.

Interest arising from currency derivatives and interest rate swaps is recorded in either financial income or expenses over the term of the agreement, unless the accounting treatment for the hedging relationship requires the interest to be taken to reserves.

100 IHG Annual Report and Form 20-F 2016 Group Financial Statements

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

Taxes

Current tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities, including interest. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

Deferred tax

Deferred tax assets and liabilities are recognised in respect of temporary differences between the tax base and carrying value of assets and liabilities including accelerated capital allowances, unrelieved tax losses, unremitted profits from subsidiaries, gains rolled over into replacement assets, gains on previously revalued properties and other short-term temporary differences.

Judgement is used when assessing the extent to which deferred tax assets, particularly in respect of tax losses, should be recognised. Deferred tax assets are therefore recognised to the extent that it is regarded as probable that there will be sufficient and suitable taxable profits (including the future release of deferred tax liabilities) in the relevant legal entity or tax group against which such assets can be utilised in the future. For this purpose, forecasts of future taxable profits are considered by assessing the Group’s forecast revenue and profit models, taking into account future growth predictions and operating cost assumptions. Accordingly, changes in assumptions to the Group’s forecasts may have an impact on the amount of future taxable profits and therefore the period over which any deferred tax assets might be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period.

Where deferred tax assets and liabilities arise in the same entity or group of entities and there would be a legal right to offset the assets and liabilities were they to reverse, the assets and liabilities are also offset on the Group statement of financial position. Similarly, if there is no legal right to offset assets against liabilities, the assets and liabilities are not offset.

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

Accounting policies IHG Annual Report and Form 20-F 2016 101

ACCOUNTING POLICIES CONTINUED

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

Exceptional items

The Group discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance of the Group and provides consistency with the Group’s internal management reporting. Exceptional items are identified by virtue of either their size or nature so as to facilitate comparison with prior periods and to assess underlying trends in the financial performance of the Group and its regional operating segments. Exceptional items can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals and restructuring costs.

102 IHG Annual Report and Form 20-F 2016 Group Financial Statements

Critical accounting policies and the use of judgements, estimates and assumptions

In determining and applying the Group’s accounting policies, management are required to make judgements, estimates and assumptions. An accounting policy is considered to be critical if its selection or application could materially affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Management consider accounting for the System Fund to be a critical judgement and that critical estimates and assumptions are used in impairment testing and for measuring the loyalty programme liability and litigation provisions, as discussed in further detail below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances. Actual results could differ under different policies, judgements, estimates and assumptions or due to unforeseen circumstances.

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

Following the introduction of a points expiration policy in 2015, breakage has become more judgemental due to there being limited historical data on the impact of such a change. Actuarial gains and losses on the future redemption liability are borne by the System Fund and any resulting changes in the liability would correspondingly adjust the amount of short-term timing surpluses and deficits held in the Group statement of financial position.

At 31 December 2016, the future redemption liability was $685m (2015: $649m). Based on the conditions existing at the balance sheet date, a one percentage point decrease in the breakage estimate would increase this liability by approximately $9m.

Impairment testing – intangible assets with definite useful lives, and property, plant and equipment are tested for impairment when events or circumstances indicate that their carrying value may not be recoverable. Goodwill and intangible assets with indefinite useful lives are subject to an impairment test on an annual basis or more frequently if there are indicators of impairment. Assets that do not generate independent cash flows are combined into cash-generating units. Associates and joint ventures are tested for impairment when there is objective evidence that they might be impaired.

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

At 31 December 2016, the Group had goodwill of $232m (2015: $233m) and brands of $193m (2015: $193m), both of which are subject to annual impairment testing. Information on the impairment tests performed is included in note 13.

At 31 December 2016, the Group also had property, plant and equipment, other intangible assets and investments in associates and joint ventures with a net book value of $419m, $867m and $111m (2015: $428m, $800m and $136m) respectively. In 2016, an impairment charge of $16m was recognised in relation to an associate investment as described in detail in note 14. In respect of those other assets requiring an impairment test and depending on how recoverable amount was assessed, a 10% reduction in fair value or estimated future cash flows would have resulted in a further impairment charge of $18m.

Litigation – from time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. A provision for litigation is made when it is considered probable that a payment will be made and the amount of the loss can be reasonably estimated. Significant judgement is made when evaluating, amongst other factors, the probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of potential loss. Litigation provisions are reviewed at each accounting period and revisions made for changes in facts and circumstances.

Accounting policies IHG Annual Report and Form 20-F 2016 103

ACCOUNTING POLICIES CONTINUED

New standards issued but not effective

The new and amended accounting standards discussed below are those which are expected to be relevant to the Group Financial Statements.

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 introduces a new five-step approach to measuring and recognising revenue from contracts with customers and will be adopted by the Group with effect from 1 January 2018. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

Management are continuing to assess the impact of IFRS 15 and have reached initial conclusions on all key implementation issues, with the exception of accounting for the Group’s loyalty programme. Based on the work completed to date and excluding the loyalty programme, the key impacts are expected to be as follows:

1. System Fund reservation and marketing assessments

Under IFRS 15, an entity is a principal if it controls a service prior to transfer to the customer. As reservations and marketing expenses currently recognised in the System Fund primarily comprise payroll and marketing expenses under contracts entered into by the Group, management have determined that the Group controls these services. Assessment fees will therefore be shown as revenue with a corresponding matching expense, representing the obligation to spend funds for the benefit of the System. Whilst this will result in the reporting of significant additional revenue and costs, there will be no profit impact.

2. Employee cost reimbursements

Under IFRS 15, the provision of employees to managed hotels is not considered to be a service that is distinct from the general hotel management service. Reimbursements for the costs of IHG employees working in managed hotels will therefore be shown as revenue with an equal matching cost, with no profit impact.

Under current accounting policies, no revenue is recorded in the Group income statement for either of 1 or 2.

3. Initial franchise and re-licensing fees

Under current accounting, application and re-licensing fees are recognised as revenue when billed as the monies received are not refundable and IHG has no further obligations to satisfy. Under IFRS 15, there is a requirement to consider whether the payment of these fees transfers a distinct good or service to the customer that is separate from the promise to provide franchise services. As this is not the case, IFRS 15 requires initial franchise and re-licensing fees to be recognised over the life of the related contract. The spreading of these fees is expected to result in a reduction to revenue and operating profit, and the recognition of deferred revenue on the balance sheet, reflecting the profile of increasing amounts received in recent years. In a period when application and re-licensing fees are constant from year to year, this accounting change would not be expected to have a material profit impact.

4. Amounts paid to hotel owners to secure management contracts and franchise agreements

Under current accounting, key money payments are capitalised as intangible assets and amortised over the life of the related contracts. Under IFRS 15, these payments are treated as ‘consideration payable to a customer’ and therefore recognised as a deduction to revenue over the contract term. This change is not expected to have a material impact on reported results but will result in the reporting of higher operating margins and lower EBITDA.

5. Owned hotel disposals subject to a management contract

Under current accounting, when hotels are sold and the Group retains management of the hotel, the consideration recognised includes both the cash received and the fair value of the management contract which is capitalised as an intangible asset and subsequently amortised to the income statement. This accounting is governed by the ‘exchange of assets’ criteria included in IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’. IFRS 15 specifically includes property sales in its scope and results in the sales consideration being recorded at the fair value of the encumbered hotel, which generally will be equivalent to the cash received. This change is expected to result in the de-recognition of historic intangible asset balances and a lower amortisation charge in the income statement.

6. Presentation and disclosure

The presentation and disclosure requirements of IFRS 15 represent a significant change from current practice and will increase the volume of disclosures required in the notes to the financial statements.

The Group plans to apply the full retrospective approach when transitioning to the new standard which will result in restated comparatives for 2017 and 2016 on the basis that IFRS 15 had always applied.

The Group is currently in the process of quantifying the financial impacts of the above adjustments which are expected to result in the reporting of significantly higher revenues (of at least $1.6bn) and an immaterial reduction in operating profit. Resolution of loyalty programme accounting could result in the reporting of additional revenue but is not expected to have any further impact on operating profit.

104 IHG Annual Report and Form 20-F 2016 Group Financial Statements

IFRS 9 ‘Financial Instruments’

IFRS 9, which will be adopted by the Group with effect from 1 January 2018, introduces new requirements for classification and measurement of financial assets and financial liabilities, impairment and hedge accounting. Management have made good progress with their assessment of the impact of IFRS 9 and currently do not expect there to be a material financial impact on the financial statements.

The new rules for hedge accounting will be applied prospectively in line with the requirements of the standard.

IFRS 16 ‘Leases’

The Group plans to adopt IFRS 16 with effect from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees will be required to recognise assets and liabilities in respect of the minimum lease payment for all leases with a term of more than 12 months, and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 will require the Group to recognise substantially all of its current operating lease commitments on the balance sheet and the financial impact of this, together with other implications of the standard, are currently being assessed.

Other

From 1 January 2017, the Group will apply Amendments to IAS 7 ‘Disclosure Initiative’ which requires an entity to provide disclosures around the nature of changes in liabilities arising from financing activities. Application of these amendments is expected to result in additional disclosures in the notes to the Group Financial Statements but will not affect the reported performance or financial position of the Group.

From 1 January 2018, the Group will apply Amendments to IFRS 2 ‘Classification and Measurement of Share-Based Payment Transactions’. The amendments address the effects of vesting conditions on the measurement of cash-settled share-based payment transactions; the classification of a share-based payment transaction with net settlement features for withholding tax obligations and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. Adoption of this amendment is not expected to have a material impact on the financial statements.

Accounting policies IHG Annual Report and Form 20-F 2016 105

Notes to the Group Financial Statements

1. Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1=£0.74 (2015: $1=£0.65, 2014: $1=£0.61). In the case of the euro, the translation rate is $1=€0.90 (2015: $1=€0.90, 2014: $1=€0.75).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.81 (2015: $1=£0.68, 2014: $1=£0.64). In the case of the euro, the translation rate is $1=€0.95 (2015: $1=€0.92, 2014: $1=€0.82).

2. Segmental information

The management of the Group’s operations, excluding Central functions, is organised within four geographical regions:

•	The Americas;

•	Europe;

•	Asia, Middle East and Africa (AMEA); and

•	Greater China.

These, together with Central functions, comprise the Group’s five reportable segments. No operating segments have been aggregated to form these reportable segments.

Central functions include costs of global functions including technology, sales and marketing, finance, human resources and corporate services; central revenue arises principally from technology fee income. Central liabilities include the loyalty programme liability and the cumulative System Fund surplus.

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

Year ended 31 December 2016	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	685	102	16	3	–	806
Managed	172	125	184	114	–	595
Owned and leased	136	–	37	–	–	173
Central	–	–	–	–	141	141
	993	227	237	117	141	1,715

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	600	78	12	3	–	693
Managed	64	22	89	64	–	239
Owned and leased	24	–	2	–	–	26
Regional and central	(55)	(25)	(21)	(22)	(128)	(251)
Reportable segments’ operating profit	633	75	82	45	(128)	707
Exceptional items (note 5)	(29)	–	–	–	–	(29)
Operating profit	604	75	82	45	(128)	678

						Group $m
Reportable segments’ operating profit						707
Exceptional items (note 5)						(29)
Operating profit						678
Net finance costs						(87)
Profit before tax						591
Tax						(174)
Profit for the year						417

All items above relate to continuing operations.

106 IHG Annual Report and Form 20-F 2016 Group Financial Statements

2. Segmental information continued

31 December 2016	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Assets and liabilities
Segment assets	1,417	321	249	147	439	2,573
Unallocated assets:
Non-current tax receivable						23
Deferred tax assets						48
Current tax receivable						77
Cash and cash equivalents						206
Total assets						2,927

Segment liabilities	(438)	(128)	(68)	(39)	(997)	(1,670)
Unallocated liabilities:
Current tax payable						(50)
Deferred tax liabilities						(251)
Derivative financial instruments						(3)
Loans and other borrowings						(1,712)
Total liabilities						(3,686)

Year ended 31 December 2016	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure (see below)	67	15	7	1	148	238
Non-cash items:
Depreciation and amortisation[a]	25	10	5	3	53	96
Share-based payments cost	–	–	–	–	17	17
Share of losses/(profits) of associates and joint ventures	7	–	(5)	–	–	2
Impairment charges	16	–	–	–	–	16
[a] Included in the $96m of depreciation and amortisation is $54m relating to administrative expenses and $42m relating to cost of sales.
	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Reconciliation of capital expenditure
Capital expenditure per management reporting	67	15	7	1	148	238
Timing differences and other adjustments	1	–	(1)	(1)	(7)	(8)
Additions per the Financial Statements	68	15	6	–	141	230

Comprising additions to:
Property, plant and equipment	13	–	2	–	14	29
Intangible assets	36	15	2	–	127	180
Investment in associates and joint ventures	14	–	–	–	–	14
Other financial assets	5	–	2	–	–	7
	68	15	6	–	141	230

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 107

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

2. Segmental information continued

Year ended 31 December 2015	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	661	104	16	4	–	785
Managed	166	131	189	105	–	591
Owned and leased	128	30	36	98	–	292
Central	–	–	–	–	135	135
	955	265	241	207	135	1,803

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	575	77	12	5	–	669
Managed	64	28	90	59	–	241
Owned and leased	24	1	3	29	–	57
Regional and central	(66)	(28)	(19)	(23)	(151)	(287)
Reportable segments’ operating profit	597	78	86	70	(151)	680
Exceptional items (note 5)	(41)	175	(2)	698	(11)	819
Operating profit	556	253	84	768	(162)	1,499

						Group $m
Reportable segments’ operating profit						680
Exceptional items (note 5)						819
Operating profit						1,499
Net finance costs						(87)
Profit before tax						1,412
Tax						(188)
Profit for the year						1,224
All items above relate to continuing operations.
31 December 2015	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Assets and liabilities
Segment assets	1,355	383	260	148	396	2,542
Unallocated assets:
Non-current tax receivable						37
Deferred tax assets						49
Current tax receivable						4
Cash and cash equivalents						1,137
Total assets						3,769

Segment liabilities	(449)	(156)	(76)	(46)	(834)	(1,561)
Unallocated liabilities:
Current tax payable						(85)
Deferred tax liabilities						(135)
Derivative financial instruments						(3)
Loans and other borrowings						(1,666)
Total liabilities						(3,450)

108 IHG Annual Report and Form 20-F 2016 Group Financial Statements

2. Segmental information continued

Year ended 31 December 2015	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure (see below)	87	45	8	4	118	262
Non-cash items:
Depreciation and amortisation[a]	23	10	6	8	49	96
Share-based payments cost	–	–	–	–	19	19
Share of losses/(profits) of associates and joint ventures	5	–	(2)	–	–	3
Impairment charges	27	–	9	–	–	36
[a] Included in the $96m of depreciation and amortisation is $50m relating to administrative expenses and $46m relating to cost of sales.
	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Reconciliation of capital expenditure
Capital expenditure per management reporting	87	45	8	4	118	262
Management contracts acquired on disposal of hotels	–	33	–	64	–	97
Timing differences and other adjustments	(5)	–	–	–	–	(5)
Additions per the Financial Statements	82	78	8	68	118	354

Comprising additions to:
Property, plant and equipment	19	–	1	1	21	42
Assets classified as held for sale	–	–	–	2	–	2
Intangible assets	25	64	4	65	97	255
Investment in associates and joint ventures	30	–	–	–	–	30
Other financial assets	8	14	3	–	–	25
	82	78	8	68	118	354

Year ended 31 December 2014	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	630	104	16	4	–	754
Managed	103	159	187	99	–	548
Owned and leased	138	111	39	139	–	427
Central	–	–	–	–	129	129
	871	374	242	242	129	1,858

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	544	78	12	5	–	639
Managed	47	30	88	63	–	228
Owned and leased	18	14	3	42	–	77
Regional and central	(65)	(33)	(19)	(21)	(155)	(293)
Reportable segments’ operating profit	544	89	84	89	(155)	651
Exceptional items (note 5)	110	(56)	–	–	(25)	29
Operating profit	654	33	84	89	(180)	680

						Group $m
Reportable segments’ operating profit						651
Exceptional items (note 5)						29
Operating profit						680
Net finance costs						(80)
Profit before tax						600
Tax						(208)
Profit for the year						392

All items above relate to continuing operations.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 109

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

2. Segmental information continued

Year ended 31 December 2014	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure	75	37	11	6	123	252
Non-cash items:
Depreciation and amortisation[a]	22	18	8	15	33	96
Share-based payments cost	–	–	–	–	21	21
Share of losses/(profits) of associates and joint ventures	6	–	(2)	–	–	4

[a]	Included in the $96m of depreciation and amortisation is $41m relating to administrative expenses and $55m relating to cost of sales.

Geographical information	Year ended 31 December 2016 $m	Year ended 31 December 2015 $m	Year ended 31 December 2014 $m
Revenue
United Kingdom	66	67	75
United States	923	876	786
People’s Republic of China (including Hong Kong)	133	223	254
Rest of World	593	637	743
	1,715	1,803	1,858

For the purposes of the above table, hotel revenue is determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue.

	31 December 2016 $m	31 December 2015 $m
Non-current assets
United Kingdom	105	126
United States	1,343	1,265
Rest of World	382	402
	1,830	1,793

For the purposes of the above table, non-current assets comprise property, plant and equipment, goodwill and other intangible assets, investments in associates and joint ventures and non-current trade and other receivables. In addition to the United Kingdom, non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.

110 IHG Annual Report and Form 20-F 2016 Group Financial Statements

3. Staff costs and Directors’ emoluments

	2016 $m	2015 $m	2014 $m
Staff
Costs:
Wages and salaries	537	562	577
Social security costs	29	33	42
Pension and other post-retirement benefits:
Defined benefit plans (note 25)	5	5	10
Defined contribution plans	23	28	28
	594	628	657

	2016	2015	2014
Average number of employees, including part-time employees:
Americas	2,121	2,082	2,191
Europe	782	1,041	1,557
Asia, Middle East and Africa	1,598	1,658	1,451
Greater China	299	865	1,092
Central	1,787	1,665	1,506
	6,587	7,311	7,797

The costs of the above employees are borne by IHG. Of these, 89% were employed on a full-time basis and 11% were employed on a part-time basis.

In addition to the above, the Group has employees who work directly on behalf of the System Fund and whose costs are borne by the Fund as disclosed in note 32. In line with IHG’s business model, IHG also employs General Managers and, in the US predominantly, other hotel workers who work in the managed hotels and who have contracts or letters of service with IHG. The total number of these employees is 22,002 (2015: 20,452, 2014: 12,450) and their costs of $1,002m (2015: $936m, 2014: $591m) are borne by those hotels.

	2016 $m	2015 $m	2014 $m
Directors’ emoluments
Base salaries, fees, performance payments and benefits[a]	6.1	7.9	9.0
Pension benefits under defined contribution plans	–	–	0.2

[a]	In 2014, excludes ICETUS cash-out payment of £9.4m.

More detailed information on the emoluments, pensions, share awards and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 64 to 81.

4. Auditor’s remuneration paid to Ernst & Young LLP

	2016 $m	2015 $m	2014 $m
Audit of the Financial Statements	2.4	2.5	2.4
Audit of subsidiaries	2.2	2.1	2.0
Audit-related assurance services	0.2	0.2	0.2
Other assurance services	1.2	0.9	0.9
Tax compliance	0.4	0.2	0.2
Tax advisory	0.1	0.1	0.3
Other non-audit services not covered by the above	0.1	0.4	0.1
	6.6	6.4	6.1

Audit fees in respect of the pension scheme were not material.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 111

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

5. Exceptional items

	Note	2016 $m	2015 $m	2014 $m
Exceptional items before tax
Administrative expenses:
Kimpton integration costs	a	(13)	(10)	–
Venezuelan currency losses	b	–	(4)	(14)
Reorganisation costs	c	–	(6)	(29)
Corporate development costs	d	–	(5)	–
Kimpton acquisition costs	e	–	–	(7)
Pension settlement cost	f	–	–	(6)
UK portfolio restructuring	g	–	–	(45)
		(13)	(25)	(101)

Other operating income and expenses:
Gain on disposal of hotels (note 11)		–	871	130
Gain on disposal of investment in associate (note 14)		–	9	–
		–	880	130

Impairment charges:
Associates (note 14)		(16)	(9)	–
Property, plant and equipment (note 12)		–	(27)	–
		(16)	(36)	–
		(29)	819	29

Tax
Tax on exceptional items	h	12	(8)	(29)

All items above relate to continuing operations.

The above items are treated as exceptional by reason of their size or nature, as further described on page 102.

[a]	Relates to the cost of integrating Kimpton into the operations of the Group. The integration programme remains in progress and will be substantially completed in 2017.
[b]	Arose from changes to the Venezuelan exchange rate mechanisms and the adoption of the SIMADI exchange rate in 2015 and the SICAD II exchange rate in 2014, these being the most accessible exchange rates open to the Group for converting its bolivar earnings into US dollars. The exceptional losses arose from the re-measurement of the Group’s bolivar assets and liabilities to the relevant exchange rates, being approximately $1=190VEF on adoption of SIMADI and approximately $1=50VEF on adoption of SICAD II. Subsequent changes to the exchange rate mechanism have not resulted in material losses.
[c]	Related to the implementation of more efficient processes and procedures in the Group’s Global Technology infrastructure to help mitigate future cost increases, together with, in 2014, costs incurred in introducing a new HR operating model across the business to provide enhanced management information and more efficient processes. These restructuring programmes have now been completed.
[d]	Primarily legal costs related to development opportunities.
[e]	Related to acquisition transaction costs incurred in the period to 31 December 2014 on the acquisition of Kimpton, which completed on 16 January 2015 (see note 10).
[f]	Resulted from a partial cash-out of the UK unfunded pension arrangements. See note 25 for further details.
[g]	Related to the costs of securing a restructuring of the UK hotel portfolio which resulted in the transfer of 61 managed hotels to franchise contracts.
[h]	In 2016, comprises a $6m deferred tax credit in respect of the associate investment impairment, a $5m deferred tax credit representing future tax relief on Kimpton integration costs and $1m credit in respect of other items. In 2015, comprised a charge of $56m relating to disposal of hotels, a credit of $21m in respect of the 2014 disposal of an 80.1% interest in InterContinental New York Barclay reflecting the judgement that state tax law changes would now apply to the deferred gain, and credits of $27m for current and deferred tax relief on other operating exceptional items of current and prior periods. In 2014, the charge comprised $56m relating to the disposal of an 80.1% interest in InterContinental New York Barclay offset by a credit of $27m relating to a restructuring of the UK hotel portfolio and other reorganisation costs.

112 IHG Annual Report and Form 20-F 2016 Group Financial Statements

6. Finance costs

	2016 $m	2015 $m	2014 $m
Financial income
Interest income on deposits	3	2	2
Interest income on loans and receivables	3	3	1
	6	5	3
Financial expenses
Interest expense on borrowings	74	74	66
Finance charge payable under finance leases	20	20	19
Capitalised interest	(1)	(2)	(2)
	93	92	83

Interest income and expense relate to financial assets and liabilities held at amortised cost, calculated using the effective interest rate method.

Included within interest expense is $3m (2015: $2m, 2014: $2m) payable to the IHG Rewards Club loyalty programme relating to interest on the accumulated balance of cash received in advance of the redemption of points awarded.

The rate used for capitalisation of interest was 3.8% (2015: 3.4%, 2014: 4.4%).

7. Tax

Tax on profit

	Note	2016 $m	2015 $m	2014 $m
Income tax
UK corporation tax at 20.00% (2015: 20.25%, 2014: 21.50%):
Current period		10	7	5
Benefit of tax reliefs on which no deferred tax previously recognised		(7)	–	–
Adjustments in respect of prior periods		(1)	(17)	2
		2	(10)	7
Foreign tax:
Current period		151	196	156
Benefit of tax reliefs on which no deferred tax previously recognised		–	(1)	(2)
Adjustments in respect of prior periods	a	(97)	(27)	(26)
		54	168	128
Total current tax		56	158	135
Deferred tax:
Origination and reversal of temporary differences		55	60	68
Changes in tax rates and tax laws	b	(2)	(21)	2
Adjustments to estimated recoverable deferred tax assets	c	(25)	(13)	1
Adjustments in respect of prior periods	a	90	4	2
Total deferred tax		118	30	73
Total income tax charge for the year	d	174	188	208
Further analysed as tax relating to:
Profit before exceptional items		186	180	179
Exceptional items:
Tax on exceptional items (note 5)		(12)	8	29
		174	188	208

All items above relate to continuing operations.

[a]	In 2016, includes $83m in respect of a change in tax treatment being approved by the US tax authority.
[b]	In 2015, predominantly reflected the judgement that state tax law changes would now apply to the deferred gain from the 2014 disposal of InterContinental New York Barclay.
[c]	In 2015 and 2016, represents a reassessment of the recovery of recognised and off-balance sheet deferred tax assets in line with the Group’s profit forecasts.
[d]	This includes $156m (2015: $116m, 2014: $144m) in respect of US taxes.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 113

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

7. Tax continued

	Total[a]			Before exceptional items[b]
	2016%	2015%	2014%	2016%	2015%	2014%
Reconciliation of tax charge, including gain on disposal of assets
UK corporation tax at standard rate	20.0	20.3	21.5	20.0	20.3	21.5
Tax credits	(2.4)	(0.2)	(0.3)	(2.2)	(0.4)	(0.3)
Differences in tax gains and accounting gains on asset disposals	–	(9.8)	3.2	–	–	–
Other permanent differences	3.8	1.1	2.0	3.6	2.0	1.3
Non-recoverable withholding taxes	0.7	0.1	0.4	0.7	0.3	0.4
Net effect of different rates of tax in overseas businesses[c]	13.7	7.1	11.5	13.9	15.3	12.8
Effect of changes in tax rates and tax laws[d]	0.4	(1.5)	0.3	0.3	0.1	0.1
Benefit of tax reliefs on which no deferred tax previously recognised	(1.2)	(0.1)	(0.4)	(1.1)	(0.1)	(0.3)
Effect of adjustments to estimated recoverable deferred tax assets	(4.3)	(0.9)	0.2	(4.1)	(1.7)	(0.2)
Adjustment to tax charge in respect of prior periods	(1.3)	(2.8)	(3.7)	(1.1)	(5.4)	(3.9)
Other	–	0.1	–	–	–	–
	29.4	13.4	34.7	30.0	30.4	31.4

[a]	Calculated in relation to total profits including exceptional items.
[b]	Calculated in relation to profits excluding exceptional items.
[c]	Before exceptional items includes 12.6%pt (2015: 13.5%pt, 2014: 12.2%pt) in connection with the US.
[d]	In 2015, total of (1.5)% predominantly reflects the judgement that state tax law changes would now apply to the deferred gain from the 2014 disposal of InterContinental New York Barclay.

Tax paid

Total net tax paid during the year of $130m (2015: $110m, 2014: $136m) comprises $130m (2015: $109m, 2014: $136m) paid in respect of operating activities and $nil (2015: $1m, 2014: $nil) paid in respect of investing activities.

A reconciliation of tax paid to the total tax charge in the income statement follows:

	Note	2016 $m	2015 $m	2014 $m
Current tax charge in the income statement		56	158	135
Current tax charge in the statement of comprehensive income		(12)	(2)	(3)
Current tax charge taken directly to equity		(8)	(8)	(9)
Total current tax charge		36	148	123
Movements to tax contingencies within the income statement	a	11	(7)	(18)
Timing differences of cash tax paid and foreign exchange differences	b	83	(31)	31
Tax paid per cash flow		130	110	136
Cash tax rate on total profits	c	22%	8%	23%

[a]	Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year.
[b]	The timing difference in 2016 is predominantly in respect of the US where the payment regulations have resulted in a large overpayment in the year.
[c]	Calculated as total cash paid divided by total accounting profit.

The cash tax rate of 8% for 2015 is low owing to the impact of exceptional accounting gains taxable on a deferred basis, without which the rate would have been 20% and thus broadly consistent with the cash tax rates for 2014 and 2016.

Material corporation tax liabilities did not arise in 2016 in the UK due to availability of brought forward tax losses. These losses arose principally due to employment matters, in particular additional shortfall contributions made to the UK pension plan in the years 2007 to 2013. Rules restricting UK loss usage have been announced, but are not yet enacted. These rules will likely increase the amount of UK cash tax paid in the near future, although this is not expected to be significant in the context of the Group’s cash tax payable.

Current Tax

Within current tax payable is $39m (2015: $63m) in respect of uncertain tax positions and offset against current tax receivable there is $5m (2015: $nil) in respect of uncertain tax positions.

The calculation of the Group’s total tax charge involves consideration of applicable tax laws and regulations in many jurisdictions throughout the world. From time to time, the Group is subject to tax audits and uncertainties in these jurisdictions. The issues involved can be complex and disputes may take a number of years to resolve.

Where the interpretation of local tax law is not clear, management relies on judgement and accounting estimates to ensure all uncertain tax positions are adequately provided for in the Group Financial Statements. This may involve consideration of some or all of the following factors:

•	strength of technical argument, impact of case law and clarity of legislation;

•	professional advice;

•	experience of interactions, and precedents set, with the particular taxing authority; and

•	agreements previously reached in other jurisdictions on comparable issues.

The largest single item within the balance does not exceed $8m (2015: $20m).

114 IHG Annual Report and Form 20-F 2016 Group Financial Statements

7. Tax continued

Deferred tax

	Property, plant and equipment $m	Deferred gains on loan notes $m	Deferred gains on investments $m	Losses $m	Employee benefits $m	Intangible assets $m	Undistributed earnings of subsidiaries $m	Other short-term temporary differences[a] $m	Total $m
At 1 January 2015	174	105	108	(154)	(41)	52	44	(162)	126
Income statement	18	(50)	(21)	62	6	22	29	(36)	30
Statement of comprehensive income	–	–	–	–	(2)	–	–	–	(2)
Statement of changes in equity	–	–	–	–	–	–	–	3	3
Assets of business sold	(88)	–	–	21	1	–	–	–	(66)
Exchange and other adjustments	(5)	–	–	4	4	(4)	(3)	(1)	(5)
At 31 December 2015	99	55	87	(67)	(32)	70	70	(196)	86
Income statement	22	(3)	(9)	19	(3)	(7)	–	99	118
Statement of comprehensive income	–	–	–	–	12	–	–	(1)	11
Statement of changes in equity	–	–	–	–	–	–	–	(3)	(3)
Exchange and other adjustments	(1)	–	–	4	(4)	(3)	(11)	6	(9)
At 31 December 2016	120	52	78	(44)	(27)	60	59	(95)	203

[a]	Primarily relates to provisions, accruals, amortisation and share-based payments.

Deferred gains on investments represent taxable gains which would crystallise upon a sale of a related joint venture, associate or other equity investment. Deferred gains on loan notes includes $52m (2015: $55m) which is expected to fall due for payment in 2025 (2015: 2025). The deferred tax asset recognised in respect of losses of $44m (2015: $67m) is wholly in respect of revenue losses. Deferred tax assets of $nil (2015: $nil) are recognised in relation to legal entities which suffered a tax loss in the current or preceding period. Within deferred tax liabilities is $10m (2015: $10m) in respect of uncertain tax positions and offset against deferred tax assets is $2m (2015: $nil) in respect of uncertain tax positions.

The closing balance is further analysed by key territory as follows:

	Property, plant and equipment $m	Deferred gains on loan notes $m	Deferred gains on investments $m	Losses $m	Employee benefits $m	Intangible assets $m	Undistributed earnings of subsidiaries $m	Other short-term temporary differences $m	Total $m
UK	(4)	–	–	(19)	(5)	–	–	(2)	(30)
US	125	52	78	(10)	(21)	44	59	(109)	218
Other	(1)	–	–	(15)	(1)	16	–	16	15
	120	52	78	(44)	(27)	60	59	(95)	203

The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so is as follows:

	2016 $m	2015 $m
Analysed as:
Deferred tax assets	(48)	(49)
Deferred tax liabilities	251	135
	203	86

The Group does not recognise deferred tax assets if it cannot anticipate being able to offset them against future profits or gains. The total unrecognised deferred tax position is as follows:

		Gross	Unrecognised deferred tax
	2016 $m	2015 $m	2016 $m	2015 $m
Revenue losses	518	257	94	47
Capital losses	475	561	83	114
Total losses	993	818	177	161
Employee benefits	–	23	–	5
Other[a]	27	153	5	28
Total	1,020	994	182	194

[a]	Primarily relates to provisions, accruals, amortisation and share-based payments.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 115

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

7. Tax continued

There is no expiry date to any of the above unrecognised assets other than for the losses as shown in the table below:

		Gross	Unrecognised deferred tax
	2016 $m	2015 $m	2016 $m	2015 $m
Expiry date:
2016	–	38	–	9
2020	3	4	1	1
2021	27	28	7	7
2022	11	12	3	3
2023	3	2	1	1
After 2023	125	–	25	–

The Group has provided deferred tax of $59m (2015: $70m) in relation to temporary differences associated with post-acquisition undistributed earnings of subsidiaries to the extent that it is either probable that it will reverse in the foreseeable future or where the Group cannot control the timing of the reversal. No deferred tax liability has been recognised in respect of a further $90m (2015: $70m) of undistributed earnings of subsidiaries because the Group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future. The remaining unprovided liability that would arise on the reversal of these temporary differences is not expected to exceed $15m (2015: $10m).

Tax risks, policies and governance

Information concerning the Group’s tax governance can be found in the Taxation section of the Strategic Report on page 44.

Factors that may affect the future tax charge

Many factors will affect the Group’s future tax rate, the key ones being future legislative developments, future profitability of underlying subsidiaries and tax uncertainties.

There are many potential future changes to worldwide taxation systems as a result of the potential adoption by individual territories of recommendations of the OECD’s Base Erosion and Profit Shifting project, and other similar initiatives being driven by governments and tax authorities. The Group continues to monitor activity in this area.

The new US administration has indicated wide-ranging reform of the taxation system including significant cuts in the US headline rate; the Group will assess the impact of this when solid proposals are announced by the relevant US authorities.

Rules restricting UK loss usage and interest deductibility have been announced, but are not yet enacted. These rules will likely increase the amount of UK cash tax paid in the near future, although this is not expected to be significant in the context of the Group’s cash tax payable. The forthcoming reductions to the UK corporation tax rate (to 19%, effective 1 April 2017 and to 17%, effective 1 April 2020) are not expected to have a material effect on the Group.

8. Dividends

	2016 cents per share	2015 cents per share	2014 cents per share	2016 $m	2015 $m	2014 $m
Paid during the year:
Final (declared for previous year)	57.5	52.0	47.0	137	125	122
Interim	30.0	27.5	25.0	56	63	57
Special (note 27)	632.9	–	293.0	1,500	–	763
	720.4	79.5	365.0	1,693	188	942

Proposed (not recognised as a liability at 31 December):
Final	64.0	57.5	52.0	126	135	122

The final dividend of 64.0¢ per ordinary share is proposed for approval at the Annual General Meeting (AGM) on 5 May 2017 and is payable on the shares in issue at 5 May 2017.

In February 2017, the Board proposed a $400m return of funds to shareholders by way of a special dividend of 202.5¢ per ordinary share, together with a share consolidation.

116 IHG Annual Report and Form 20-F 2016 Group Financial Statements

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

Information concerning non-GAAP measures can be found in the Strategic Report on page 26.

Continuing and total operations	2016	2015	2014
Basic earnings per ordinary share
Profit available for equity holders ($m)	414	1,222	391
Basic weighted average number of ordinary shares (millions)	212	235	247
Basic earnings per ordinary share (cents)	195.3	520.0	158.3
Diluted earnings per ordinary share
Profit available for equity holders ($m)	414	1,222	391
Diluted weighted average number of ordinary shares (millions)	214	238	250
Diluted earnings per ordinary share (cents)	193.5	513.4	156.4
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	414	1,222	391
Adjusting items (note 5):
Exceptional items before tax ($m)	29	(819)	(29)
Tax on exceptional items ($m)	(12)	8	29
Adjusted earnings ($m)	431	411	391
Basic weighted average number of ordinary shares (millions)	212	235	247
Adjusted earnings per ordinary share (cents)	203.3	174.9	158.3
Adjusted diluted earnings per ordinary share
Adjusted earnings ($m)	431	411	391
Diluted weighted average number of ordinary shares (millions)	214	238	250
Adjusted diluted earnings per ordinary share (cents)	201.4	172.7	156.4

	2016 millions	2015 millions	2014 millions
Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	212	235	247
Dilutive potential ordinary shares	2	3	3
	214	238	250

10. Acquisition of business

On 16 January 2015, the Group acquired a 100% interest in Kimpton Hotel & Restaurant Group, LLC (Kimpton), an unlisted company based in the US, for cash consideration of $438m, net of $3m cash acquired. The fair value of the net assets acquired was $441m, including goodwill of $167m, brands of $193m and management contracts of $71m. No subsequent adjustments were made to the initial acquisition date fair values of the net assets acquired.

11. Assets sold and held for sale

Assets sold

The Group did not dispose of any hotels during 2016 but incurred $5m of costs relating to prior year disposals.

During the year ended 31 December 2015, the Group sold one hotel in the Europe region, InterContinental Paris – Le Grand on 20 May 2015 and one hotel in the Greater China region, InterContinental Hong Kong on 30 September 2015. On 30 November 2015, the Group disposed of its share of assets and liabilities in a joint operation in the AMEA region. Total consideration received in respect of these disposals amounted to $1,276m, net of costs paid and cash and cash equivalents disposed, and total gains of $871m were recognised during the year ended 31 December 2015.

During the year ended 31 December 2014, the Group sold InterContinental Mark Hopkins on 27 March 2014 and disposed of 80.1% of its interest in InterContinental New York Barclay on 31 March 2014. Both transactions took place in The Americas region. Total consideration received amounted to $345m, net of costs paid. Total gains on disposal of $130m were recognised during the year ended 31 December 2014. The Group’s 19.9% retained interest in InterContinental New York Barclay is accounted for as an associate as described in note 14.

Assets held for sale

There were no assets held for sale at either 31 December 2016 or 31 December 2015.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 117

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

12. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m
Cost
At 1 January 2015	700	671	1,371
Additions	13	29	42
Capitalised interest	2	–	2
Acquisition of business (note 10)	–	3	3
Transfers to non-current assets classified as held for sale	(329)	(120)	(449)
Reclassification from intangible assets	–	7	7
Disposals	(9)	(3)	(12)
Exchange and other adjustments	–	(11)	(11)
At 31 December 2015	377	576	953
Additions	2	27	29
Capitalised interest	1	–	1
Fully depreciated assets written off	–	(162)	(162)
Disposals	–	(3)	(3)
Exchange and other adjustments	(2)	(9)	(11)
At 31 December 2016	378	429	807
Depreciation and impairment
At 1 January 2015	(122)	(508)	(630)
Provided	(8)	(27)	(35)
System Fund expense	–	(3)	(3)
Transfers to non-current assets classified as held for sale	79	78	157
Impairment charges	(27)	–	(27)
Disposals	3	3	6
Exchange and other adjustments	1	6	7
At 31 December 2015	(74)	(451)	(525)
Provided	(5)	(25)	(30)
System Fund expense	–	(5)	(5)
Fully depreciated assets written off	–	162	162
Disposals	–	2	2
Exchange and other adjustments	1	7	8
At 31 December 2016	(78)	(310)	(388)
Net book value
At 31 December 2016	300	119	419
At 31 December 2015	303	125	428
At 1 January 2015	578	163	741

The Group’s property, plant and equipment mainly comprises hotels, but also offices and computer hardware, throughout the world. 44% (2015: 43%) of the net book value relates to the largest owned and leased hotel, of a total of eight open hotels (2015: eight hotels, seven of which were open). At 31 December 2016, there were no hotels under construction (2015: one hotel with a net book value of $53m).

The carrying value of property, plant and equipment held under finance leases at 31 December 2016 was $182m (2015: $184m).

25% (2015: 22%) of hotel properties by net book value were directly owned, with 58% (2015: 59%) held under leases having a term of 50 years or longer. Due to localised adverse market conditions, an impairment charge of $27m was recognised during 2015 relating to two hotels in North America following a re-assessment of their recoverable amounts to $37m, based on value in use calculations. Estimated future cash flows were discounted at a pre-tax rate of 11.75%. All impairment charges are included within ‘impairment charges’ on the face of the Group income statement.

The table below analyses the net book value of the Group’s property, plant and equipment by operating segment at 31 December 2016:

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Total $m
Land and buildings	287	–	–	–	13	300
Fixtures, fittings and equipment	45	–	11	–	63	119
	332	–	11	–	76	419

118 IHG Annual Report and Form 20-F 2016 Group Financial Statements

13. Goodwill and other intangible assets

	Goodwill $m	Brands $m	Software $m	Management contracts $m	Other intangibles $m	Total $m
Cost
At 1 January 2015	215	–	471	310	207	1,203
Additions	–	–	94	97	64	255
Capitalised interest	–	–	2	–	–	2
Acquisition of business (note 10)	167	193	2	71	–	433
Reclassification of property, plant and equipment	–	–	(7)	–	–	(7)
Disposals	–	–	(62)	–	(4)	(66)
Exchange and other adjustments	(11)	–	(2)	(13)	(4)	(30)
At 31 December 2015	371	193	498	465	263	1,790
Additions	–	–	127	–	53	180
Capitalised interest	–	–	4	–	–	4
Disposals	–	–	(45)	–	(7)	(52)
Exchange and other adjustments	(1)	–	(1)	(21)	(13)	(36)
At 31 December 2016	370	193	583	444	296	1,886
Amortisation and impairment
At 1 January 2015	(141)	–	(207)	(134)	(78)	(560)
Provided	–	–	(40)	(10)	(11)	(61)
System Fund expense	–	–	(18)	–	–	(18)
Disposals	–	–	62	–	3	65
Exchange and other adjustments	3	–	1	5	1	10
At 31 December 2015	(138)	–	(202)	(139)	(85)	(564)
Provided	–	–	(41)	(11)	(14)	(66)
System Fund expense	–	–	(26)	–	–	(26)
Disposals	–	–	45	–	3	48
Exchange and other adjustments	–	–	1	9	4	14
At 31 December 2016	(138)	–	(223)	(141)	(92)	(594)
Net book value
At 31 December 2016	232	193	360	303	204	1,292
At 31 December 2015	233	193	296	326	178	1,226
At 1 January 2015	74	–	264	176	129	643

Goodwill and brands

During 2015, the Group acquired Kimpton (see note 10) resulting in the recognition of goodwill of $167m and brands of $193m, together with management contracts of $71m.

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

The Group tests goodwill and indefinite life intangible assets for impairment annually, or more frequently if there are any indicators that an impairment may have arisen. The year-end carrying value of goodwill and indefinite life brands have been allocated to cash-generating units (CGUs) for impairment testing purposes as follows:

		2016		2015
	Goodwill $m	Brands $m	Goodwill $m	Brands $m
CGU
Americas Managed	63	193	63	193
Americas Franchised	37	–	37	–
Europe Managed	21	–	21	–
Europe Franchised	10	–	10	–
AMEA Managed and Franchised	101	–	102	–
	232	193	233	193

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 119

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

The terminal growth rates and discount rates used in the impairment tests are as follows:

	Terminal growth rate		Discount rate
	2016%	2015%	2016%	2015%
Americas Managed	2.0	2.5	9.8	10.2
Americas Franchised	2.0	2.5	8.8	9.2
Europe Managed	2.0	2.5	9.3	9.9
Europe Franchised	2.0	2.5	8.4	8.9
AMEA Managed and Franchised	3.5	3.5	13.0	12.5

Impairment was not required at either 31 December 2016 or 31 December 2015.

At 31 December 2016, the Americas Managed and Europe Managed CGUs had recoverable amounts that exceeded their carrying amounts by $81m and $48m respectively; this headroom would be eroded if the discount rate assumptions were increased to 10.8% and 11.7% respectively. In respect of the other CGUs, the headroom is of a magnitude that reasonably possible changes to key assumptions would not result in the recoverable amounts falling below their carrying amounts.

Software

Software includes $151m relating to the development of the next-generation Guest Reservation System with Amadeus. This asset is not yet in use and therefore not being amortised.

Substantially all software additions are internally developed.

Management contracts

In addition to the management contracts acquired with the Kimpton acquisition in 2015, additions to management contracts relate to contract values recognised as part of the proceeds for hotels sold.

At 31 December 2016, the net book value and remaining amortisation period of the principal management contracts were as follows:

		2016		2015
	Net book value $m	Remaining amortisation period Years	Net book value $m	Remaining amortisation period Years
Hotel
InterContinental Hong Kong	62	36	64	37
InterContinental New York Barclay	38	47	39	48
InterContinental London Park Lane	29	46	36	47
InterContinental Paris – Le Grand	31	48	32	49

The weighted average remaining amortisation period for all management contracts is 31 years (2015: 32 years).

120 IHG Annual Report and Form 20-F 2016 Group Financial Statements

14. Investment in associates and joint ventures

	Associates $m	Joint ventures $m	Total $m
Cost
At 1 January 2015	92	27	119
Additions	29	1	30
Share of (losses)/profits	(2)	(1)	(3)
Capitalisation of a receivable	10	–	10
Dividends	(5)	–	(5)
Exchange and other adjustments	(3)	–	(3)
At 31 December 2015	121	27	148
Additions	14	–	14
Share of (losses)/profits	(3)	1	(2)
Capital return	–	(2)	(2)
Transfer to financial assets	(14)	–	(14)
Dividends	(5)	–	(5)
At 31 December 2016	113	26	139
Impairment
At 1 January 2015	(3)	–	(3)
Charge for the year	(9)	–	(9)
At 31 December 2015	(12)	–	(12)
Charge for the year	(16)	–	(16)
At 31 December 2016	(28)	–	(28)
Net book value
At 31 December 2016	85	26	111
At 31 December 2015	109	27	136
At 1 January 2015	89	27	116

All associates and joint ventures are accounted for using the equity method.

During the year, an investment for which the Group has a 30% interest was transferred to other financial assets following loss of significant influence over the operating and financial policy decisions of the entity.

The impairment charge of $16m in 2016 relates to the Barclay associate (see following page) and results from the currently depressed trading outlook for the New York hotel market and the high costs of renovating the hotel. The recoverable amount of the investment has been measured at its fair value less costs of disposal, based on the Group’s share of the market value of the hotel less debt in the associate. The hotel was appraised by a professional external valuer using an income capitalisation approach which is a discounted cash flow technique that measures the present value of projected income flows (over a 10-year period) and the reversion of the property sale. Within the fair value hierarchy, this is categorised as a Level 3 fair value measurement. In addition to the projected income flows, the key assumptions used were a discount rate of 7.3% and a terminal capitalisation rate of 6.0%.

Due to localised adverse market conditions, an impairment charge of $9m was recognised during 2015 relating to an associate investment in the AMEA region following a re-assessment of its recoverable amount to $nil, based on value in use calculations. Estimated future cash flows were discounted at a pre-tax rate of 13.2%.

On 20 November 2015, the Group disposed of an associate investment in the AMEA region realising a gain on disposal of $9m. At the time of disposal, the investment had a $nil net book value.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 121

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

14. Investment in associates and joint ventures continued

Barclay associate

The Group held one material associate investment at 31 December 2016, a 19.9% interest in 111 East 48th Street Holdings, LLC (the Barclay associate) which owns InterContinental New York Barclay, a hotel managed by the Group. The hotel reopened for trading in April 2016 following a major renovation. The investment is classified as an associate and equity accounted as the Group has the ability to exercise significant influence through certain decision rights and its involvement in the hotel renovation and financing of the entity.

Summarised financial information in respect of the Barclay associate is set out below:

	31 December 2016 $m	31 December 2015 $m
Non-current assets	552	480
Net current liabilities	(264)	(7)
Non-current liabilities	(39)	(226)
Net assets	249	247
Group share of reported net assets at 19.9%	50	49
Adjustments to reflect capitalised costs, and additional rights and obligations under the shareholder agreement	(7)	10
Carrying amount	43	59

	12 months to 31 December 2016 $m	12 months to 31 December 2015 $m
Revenue	45	–
Loss for the period	(34)	(21)
Group’s share of loss for the period	(8)	(4)

Other associates and joint ventures

The summarised aggregated financial information for individually immaterial associates and joint ventures is set out below. These are mainly investments in entities that own hotels which the Group manages.

	Associates			Joint ventures			Total
	2016 $m	2015 $m	2014 $m	2016 $m	2015 $m	2014 $m	2016 $m	2015 $m	2014 $m
Share of profits/(losses)
Operating profits/(losses) before exceptional items	5	3	1	1	(1)	–	6	2	1

122 IHG Annual Report and Form 20-F 2016 Group Financial Statements

15. Other financial assets

	2016 $m	2015 $m
Equity securities available-for-sale
Quoted equity shares	14	14
Unquoted equity shares	142	136
	156	150
Loans and receivables
Trade deposits and loans	43	54
Restricted funds	31	34
Bank accounts pledged as security	38	46
	112	134
Total other financial assets	268	284
Analysed as:
Current	20	–
Non-current	248	284
	268	284

Equity securities available-for-sale are measured at fair value (see note 23) and loans and receivables are held at amortised cost.

Equity securities available-for-sale were denominated in the following currencies: US dollars $121m (2015: $102m), Hong Kong dollars $24m (2015: $28m) and other currencies $11m (2015: $20m). Unlisted equity shares are mainly investments in entities that own hotels which the Group manages. Dividend income from available-for-sale equity securities of $7m (2015: $9m) is reported as ‘other operating income and expenses’ in the Group income statement.

Trade deposits and loans include deposits of $46m made to a hotel owner in connection with a portfolio of management contracts. The deposits are non-interest-bearing and repayable at the end of the management contract terms, and are therefore held at a discounted value of $19m (2015: $14m); the discount unwinds to the income statement within ‘financial income’ over the period to repayment.

Restricted funds comprise cash ring-fenced to satisfy insurance claims.

The bank accounts pledged as security (£31m) are subject to a charge in favour of the members of the UK unfunded pension arrangement (see note 25).

The movement in the provision for impairment of other financial assets during the year is as follows:

	2016 $m	2015 $m
At 1 January	(28)	(28)
Disposals	6	–
At 31 December	(22)	(28)

The provision is used to record impairment losses unless the Group is satisfied that no recovery of the amount is possible; at that point the amount considered irrecoverable is either written off directly to the income statement or, if previously provided, against the financial asset with no impact on the income statement.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 123

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

16. Trade and other receivables

	2016 $m	2015 $m
Current
Trade receivables	368	354
Other receivables	25	28
Prepayments	77	74
Loans to and receivables from associates	2	6
	472	462
Non-current
Loans to associates	8	3

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

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is:

	2016 $m	2015 $m
Americas	256	233
Europe	43	54
Asia, Middle East and Africa	61	66
Greater China	43	38
	403	391

The ageing of trade and other receivables, excluding prepayments, at the end of the reporting period is:

			2016			2015
	Gross $m	Provision $m	Net $m	Gross $m	Provision $m	Net $m
Not past due	289	(1)	288	280	(1)	279
Past due 1 to 30 days	58	(3)	55	64	(3)	61
Past due 31 to 180 days	64	(7)	57	52	(5)	47
Past due more than 180 days	61	(58)	3	51	(47)	4
	472	(69)	403	447	(56)	391

The credit risk relating to balances not past due is not deemed to be significant.

The movement in the provision for impairment of trade and other receivables during the year is as follows:

	2016 $m	2015 $m	2014 $m
At 1 January	(56)	(47)	(43)
Provided	(25)	(28)	(22)
Amounts written back	5	12	9
Amounts written off	5	7	9
Exchange adjustments	2	–	–
At 31 December	(69)	(56)	(47)

124 IHG Annual Report and Form 20-F 2016 Group Financial Statements

17. Cash and cash equivalents

	2016 $m	2015 $m
Cash at bank and in hand	131	145
Short-term deposits	75	703
Repurchase agreements	–	289
	206	1,137

Cash at bank and in hand includes bank balances of $91m (2015: $41m) which are matched by bank overdrafts of $89m (2015: $39m) under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash positive position with the matching overdrafts held by the Group’s central treasury company in the UK.

For the purposes of the Group statement of cash flows, cash and cash equivalents comprise the following:

	2016 $m	2015 $m
Cash at bank and in hand	131	145
Short-term deposits	75	703
Repurchase agreements	–	289
	206	1,137
Bank overdrafts (note 20)	(89)	(39)
	117	1,098

Short-term deposits and repurchase agreements are highly liquid investments with an original maturity of three months or less.

18. Trade and other payables

	2016 $m	2015 $m
Current
Trade payables	94	87
Other tax and social security payable	38	45
Deferred revenue	37	39
Other payables	206	138
Accruals	306	307
	681	616
Non-current
Deferred revenue	78	7
Other payables	122	145
	200	152

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 125

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

19. Provisions

	Kimpton Security Incident $m	Litigation $m	Total $m
At 1 January 2015	–	10	10
Provided	–	5	5
At 31 December 2015	–	15	15
Provided	5	–	5
Utilised	–	(12)	(12)
At 31 December 2016	5	3	8

		2016 $m	2015 $m
Analysed as:
Current		3	15
Non-current		5	–
		8	15

See note 30 for a description of and further information on the Kimpton Security Incident provision.

The amount provided in the year in respect of the Kimpton Security Incident has been recognised within Central costs in the Group income statement.

Litigation largely relates to actions brought against the Group in The Americas region. In relation to the $12m settled during the year, an insurance recovery of $8m was also recorded by the System Fund.

20. Loans and other borrowings

			2016			2015
	Current $m	Non-current $m	Total $m	Current $m	Non-current $m	Total $m
Bank overdrafts	89	–	89	39	–	39
Unsecured bank loans	–	107	107	–	–	–
Finance lease obligations	17	210	227	17	207	224
£250m 6% bonds 2016	–	–	–	371	–	371
£400m 3.875% bonds 2022	–	489	489	–	588	588
£300m 3.75% bonds 2025	–	370	370	–	444	444
£350m 2.125% bonds 2026	–	430	430	–	–	–
Total borrowings	106	1,606	1,712	427	1,239	1,666

Denominated in the following currencies:
Sterling	–	1,289	1,289	373	1,032	1,405
US dollars	101	317	418	46	207	253
Euros	2	–	2	4	–	4
Other	3	–	3	4	–	4
	106	1,606	1,712	427	1,239	1,666

Bank overdrafts

Bank overdrafts are matched by equivalent amounts of cash and cash equivalents under the Group’s cash pooling arrangements (see note 17 for further details).

Unsecured bank loans

Unsecured bank loans are borrowings under the Group’s Syndicated and Bilateral facilities. Amounts are classified as non-current when the facilities have more than 12 months to expiry.

The Syndicated Facility comprises a $1,275m five-year revolving credit facility maturing in March 2021, with a one-year extension option exercisable in 2017.

The Bilateral Facility comprises a $75m revolving credit facility maturing in March 2021, with a one-year extension option exercisable in 2017. The Bilateral Facility contains the same terms and covenants as the Syndicated Facility.

A variable rate of interest is payable on amounts drawn under both facilities, which was 1.37% at 31 December 2016.

126 IHG Annual Report and Form 20-F 2016 Group Financial Statements

20. Loans and other borrowings continued

Finance lease obligations

Finance lease obligations, which relate primarily to the 99-year lease (of which 89 years remain) on the InterContinental Boston hotel, are payable as follows:

		2016		2015
	Minimum lease payments $m	Present value of payments $m	Minimum lease payments $m	Present value of payments $m
Less than one year	17	17	17	17
Between one and five years	64	48	65	49
More than five years	3,252	162	3,268	158
	3,333	227	3,350	224
Less: amount representing finance charges	(3,106)	–	(3,126)	–
	227	227	224	224

The Group has the option to extend the term of the InterContinental Boston lease for two additional 20-year terms. Payments under the lease step up at regular intervals over the lease term. Interest is payable on the obligation at a fixed rate of 9.7%.

£250m 6% bonds 2016

The 6% fixed interest sterling bonds were issued on 9 December 2009 and were repaid in full on 9 December 2016.

£400m 3.875% bonds 2022

The 3.875% fixed interest sterling bonds were issued on 28 November 2012 and are repayable in full on 28 November 2022. Interest is payable annually on 28 November. The bonds were initially priced at 98.787% of face value and are unsecured.

£300m 3.75% bonds 2025

The 3.75% fixed interest sterling bonds were issued on 14 August 2015 and are repayable in full on 14 August 2025. Interest is payable annually on 14 August. The bonds were initially priced at 99.014% of face value and are unsecured.

£350m 2.125% bonds 2026

The 2.125% fixed interest sterling bonds were issued on 24 August 2016 and are repayable in full on 24 August 2026. Interest is payable annually on 24 August. The bonds were initially priced at 99.45% of face value and are unsecured.

Facilities provided by banks

			2016			2015
	Utilised $m	Unutilised $m	Total $m	Utilised $m	Unutilised $m	Total $m
Committed	110	1,240	1,350	–	1,350	1,350
Uncommitted	–	70	70	–	64	64
	110	1,310	1,420	–	1,414	1,414

					2016 $m	2015 $m
Unutilised facilities expire:
Within one year					70	64
After two but before five years					1,240	1,350
					1,310	1,414

Utilised facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortised cost.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 127

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

21. Net debt

	2016 $m	2015 $m
Cash and cash equivalents	206	1,137
Loans and other borrowings – current	(106)	(427)
– non-current	(1,606)	(1,239)
Net debt	(1,506)	(529)

Movement in net debt
Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(920)	1,107
Add back cash flows in respect of other components of net debt:
Issue of long-term bonds	(459)	(458)
Other new borrowings	–	(400)
Long-term bonds repaid	315	–
New borrowings repaid	–	400
(Increase)/decrease in other borrowings	(109)	355
(Increase)/decrease in net debt arising from cash flows	(1,173)	1,004
Non-cash movements:
Finance lease obligations	(4)	(6)
Increase in accrued interest	(6)	(7)
Exchange and other adjustments	206	13
(Increase)/decrease in net debt	(977)	1,004
Net debt at beginning of the year	(529)	(1,533)
Net debt at end of the year	(1,506)	(529)

Information concerning non-GAAP measures can be found in the Strategic Report on page 26.

22. Financial risk management

Overview

The Group is exposed to financial risks that arise in relation to underlying business activities. These risks include: foreign exchange risk, liquidity risk, interest rate risk, credit risk and capital risk. There are Board approved policies in place to manage these risks. Treasury activities to manage these risks may include money market investments, repurchase agreements, spot and forward foreign exchange instruments, currency swaps, interest rate swaps and forward rate agreements.

Foreign exchange risk

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net assets and interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in pounds sterling.

Foreign exchange hedging

From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either 31 December 2016 or 31 December 2015.

The Group also uses short-dated foreign exchange swaps to manage sterling surplus cash and reduce US dollar borrowings whilst maintaining operational flexibility. At 31 December 2016, the Group held short-dated foreign exchange swaps with principals of $120m (2015: $481m).

The fair value of these derivative financial instruments at 31 December 2016 was a $3m liability (2015: $3m liability).

Hedge of net investment in foreign operations

Wherever possible, the Group matches the currency of its debt (either directly or via derivatives) to the currency of its net assets, whilst maximising the amount of US dollars borrowed to reflect the predominant trading currency. However US dollars are only borrowed to the extent that hedge accounting can be achieved.

The Group designates certain foreign currency bank borrowings and currency derivatives as net investment hedges of foreign operations. The designated risk is the spot foreign exchange risk for loans and short-dated derivatives. The interest on these financial instruments is taken through financial income or expense.

The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends were short-dated foreign exchange swaps with principals of €nil (2015: €285m) and $325m (2015: $315m).

Hedge effectiveness is measured at calendar quarter ends. No ineffectiveness arose in respect of the Group’s net investment hedges during the current or prior year.

128 IHG Annual Report and Form 20-F 2016 Group Financial Statements

22. Financial risk management continued

Interest rate risk

The Group is exposed to interest rate risk in relation to its fixed and floating rate borrowings. The Group’s policy requires a minimum of 50% fixed rate debt over the next 12 months. With the exception of overdrafts, 93% of borrowings were fixed rate debt at 31 December 2016 (2015: 100%).

Interest rate hedging

If required, the Group uses interest rate swaps to manage the exposure. The Group designates interest rate swaps as cash flow hedges. No interest rate swaps were used during 2016, 2015 or 2014.

Interest and foreign exchange risk sensitivities

The following table shows the impact of a general strengthening in the US dollar against sterling and euro on the Group’s profit before tax and net assets, and the impact of a rise in US dollar, euro and sterling interest rates on the Group’s profit before tax.

		2016 $m	2015 $m	2014 $m
Increase/(decrease) in profit before tax
Sterling: US dollar exchange rate	5¢ fall	5.2	4.8	4.5
Euro: US dollar exchange rate	5¢ fall	(2.2)	(1.9)	(2.2)
US dollar interest rates	1% increase	(1.8)	(0.9)	(6.7)
Euro interest rates	1% increase	–	–	(0.9)
Sterling interest rates	1% increase	1.3	7.9	0.7
Increase/(decrease) in net assets
Sterling: US dollar exchange rate	5¢ fall	47.2	23.7	29.1
Euro: US dollar exchange rate	5¢ fall	(5.5)	(7.6)	(10.9)

The impact of a weakening in the US dollar or a fall in interest rates would be the reverse of the above values.

Interest rate sensitivities are calculated based on the year-end net debt position plus, in 2014, the $400m bilateral term loan drawn in 2015 to finance the Kimpton acquisition.

Liquidity risk

The Group policy ensures sufficient liquidity is maintained to meet all foreseeable medium-term cash requirements and provide headroom against unforeseen obligations.

Cash and cash equivalents is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $3m (2015: $1m) is held in countries where repatriation is restricted as a result of foreign exchange regulations.

Medium and long-term borrowing requirements are met through committed bank facilities and bonds as detailed in note 20. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and facilities.

The Syndicated and Bilateral facilities contain two financial covenants: interest cover and net debt divided by earnings before interest, tax, depreciation and amortisation (EBITDA). The Group has been in compliance with all of the financial covenants in its loan documents throughout the year and expects to continue to have significant headroom for the foreseeable future.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 129

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

22. Financial risk management continued

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments:

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2016
Non-derivative financial liabilities:
Bank overdrafts	89	–	–	–	89
Unsecured bank loans	110	–	–	–	110
£400m 3.875% bonds 2022	19	19	57	510	605
£300m 3.75% bonds 2025	14	14	42	419	489
£350m 2.125% bonds 2026	9	9	28	473	519
Finance lease obligations	17	16	48	3,252	3,333
Trade and other payables, excluding deferred revenue	644	173	210	192	1,219
Provisions	3	5	–	–	8
Derivative financial liabilities:
Forward foreign exchange contracts	3	–	–	–	3

31 December 2015
Non-derivative financial liabilities:
Bank overdrafts	39	–	–	–	39
£250m 6% bonds 2016	393	–	–	–	393
£400m 3.875% bonds 2022	23	23	69	638	753
£300m 3.75% bonds 2025	17	17	50	521	605
Finance lease obligations	17	17	48	3,268	3,350
Trade and other payables	839	178	263	192	1,472
Provisions	15	–	–	–	15
Derivative financial liabilities:
Forward foreign exchange contracts	3	–	–	–	3

Trade and other payables above includes the cash flows relating to the future redemption liability of the Group’s loyalty programme. The repayment profile has been determined by actuaries based on expected redemption profiles and could in reality be different from expectations.

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

The carrying amount of financial assets represents the maximum exposure to credit risk.

	Note	2016 $m	2015 $m
Cash and cash equivalents	17	206	1,137
Equity securities available-for-sale	15	156	150
Loans and receivables:
Other financial assets	15	112	134
Trade and other receivables, excluding prepayments	16	403	391
		877	1,812

130 IHG Annual Report and Form 20-F 2016 Group Financial Statements

22. Financial risk management continued

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves totalling $739m at 31 December 2016 (2015: $838m). The structure is managed to maintain an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by EBITDA, with the objective of maintaining an investment grade credit rating.

23. Fair value measurement

Fair values

The following table compares carrying amounts and fair values of the Group’s financial assets and liabilities:

			2016		2015
	Note	Carrying value $m	Fair value $m	Carrying value $m	Fair value $m
Financial assets
Cash and cash equivalents	17	206	206	1,137	1,137
Equity securities available-for-sale[a]	15	156	156	150	150
Loans and receivables:
Other financial assets	15	112	112	134	134
Trade and other financial receivables, excluding prepayments	16	403	403	391	391
		877	877	1,812	1,812
Financial liabilities
£250m 6% bonds 2016	20	–	–	(371)	(386)
£400m 3.875% bonds 2022	20	(489)	(541)	(588)	(608)
£300m 3.75% bonds 2025	20	(370)	(408)	(444)	(443)
£350m 2.125% bonds 2026	20	(430)	(411)	–	–
Finance lease obligations	20	(227)	(297)	(224)	(305)
Unsecured bank loans	20	(107)	(107)	–	–
Bank overdrafts	20	(89)	(89)	(39)	(39)
Loyalty programme liability	32	(685)	(685)	(649)	(649)
Trade and other payables	18	(881)	(881)	(768)	(768)
Derivatives[a]		(3)	(3)	(3)	(3)
Provisions	19	(8)	(8)	(15)	(15)
		(3,289)	(3,430)	(3,101)	(3,216)

[a]	Financial assets and liabilities which are measured at fair value.

There are no other assets or liabilities measured at fair value on a recurring or non-recurring basis, or for which fair value is disclosed, other than as described in note 14.

The fair value of cash and cash equivalents and bank overdrafts approximates book value due to the short maturity of the investments and deposits, and the fair value of other financial assets approximates book value based on prevailing market rates. The fair value of the unsecured bank loans approximates book value as interest rates reset to market rates on a frequent basis. The fair value of trade and other receivables, trade and other payables, the future redemption liability of the Group’s loyalty programme and current provisions approximates to their carrying value.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 131

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

23. Fair value measurement continued

Fair value hierarchy

The following table provides the fair value measurement hierarchy of the above assets and liabilities, other than those with carrying amounts which are reasonable approximations of their fair values:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

				2016				2015
	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	14	–	–	14	14	–	–	14
Unquoted equity shares	–	–	142	142	–	–	136	136
Liabilities
£250m 6% bonds 2016	–	–	–	–	(386)	–	–	(386)
£400m 3.875% bonds 2022	(541)	–	–	(541)	(608)	–	–	(608)
£300m 3.75% bonds 2025	(408)	–	–	(408)	(443)	–	–	(443)
£350m 2.125% bonds 2026	(411)	–	–	(411)	–	–	–	–
Finance lease obligations	–	(297)	–	(297)	–	(305)	–	(305)
Derivatives	–	(3)	–	(3)	–	(3)	–	(3)

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

Finance lease obligations relate primarily to the lease of InterContinental Boston, which is fair valued by discounting the future cash flows payable under the loan, which are fixed, at a risk adjusted long-term interest rate. The interest rate used to discount the cash flows at 31 December 2016 was 7.2% (2015: 7.0%).

Unquoted equity shares are fair valued using the International Private Equity and Venture Capital Valuation Guidelines either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment or by reference to share of net assets if the investment is currently loss-making or a recent property valuation is available. The average P/E ratio for the year was 24.5 (2015: 21.9) and a non-marketability factor of 30% (2015: 30%) is applied. A 10% increase in the average P/E ratio would result in a $2m increase (2015: $3m) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $2m decrease (2015: $3m) in the fair value of the investments. A 10% increase in net assets would result in a $7m increase (2015: $8m) in the fair value of the investments and a 10% decrease in net assets would result in a $7m decrease (2015: $8m) in the fair value of the investments.

The following table reconciles the movements in the fair values of investments classified as Level 3 during the year:

	2016 $m	2015 $m
At 1 January	136	128
Additions	2	5
Disposals	(15)	–
Reclassification of associate (note 14)	14	–
Valuation gains recognised in other comprehensive income	5	4
Exchange and other adjustments	–	(1)
At 31 December	142	136

132 IHG Annual Report and Form 20-F 2016 Group Financial Statements

24. Reconciliation of profit for the year to cash flow from operations

For the year ended 31 December 2016	Note	2016 $m	2015 $m	2014 $m
Profit for the year		417	1,224	392
Adjustments for:
Net financial expenses		87	87	80
Income tax charge	7	174	188	208
Depreciation and amortisation		96	96	96
Impairment	5	16	36	–
Other exceptional items	5	13	(855)	(29)
Equity-settled share-based cost	26	17	19	21
Dividends from associates and joint ventures	14	5	5	2
(Increase)/decrease in trade and other receivables		(24)	3	(18)
Net change in loyalty programme liability and System Fund surplus	32	65	42	58
System Fund depreciation and amortisation		31	21	20
Increase/(decrease) in other trade and other payables		102	(13)	41
Utilisation of provisions, net of insurance recovery	19	(4)	–	(2)
Retirement benefit contributions, net of costs		(32)	(4)	(6)
Cash flows relating to exceptional items		(19)	(45)	(114)
Other items		9	6	4
Total adjustments		536	(414)	361
Cash flow from operations		953	810	753

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

Residual defined benefit obligations remain in respect of additional benefits provided to members of an unfunded pension arrangement who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Company meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced bank accounts totalling £31m at 31 December 2016 (see note 15) is currently held as security on behalf of the remaining members.

US

The Group also maintains the following US-based defined benefit plans: the funded Inter-Continental Hotels Pension Plan (the Plan), unfunded Inter-Continental Hotels Non-qualified Pension Plans and unfunded Inter-Continental Hotels Corporation Postretirement Medical, Dental, Vision and Death Benefit Plan. All plans are closed to new members. In respect of the Plan, an Investment Committee has responsibility for the oversight and management of the plan’s assets, which are held in a separate trust. The Committee comprises senior company employees and is assisted by professional advisers as and when required.

During 2016, the Group made a funding contribution of $32m to the Plan which has enabled it to achieve full funding. The assets of the Plan have subsequently been invested 100% in liability-matching assets.

During 2015, the Group made a lump sum cash-out offer to the terminated vested members of the Inter-Continental Hotels Pension Plan. Members accepting the offer received lump sum cash payments totalling $11m on 1 November 2015.

Other

The Group also operates a number of smaller pension schemes outside the UK, the most significant of which is a defined contribution scheme in the US; there is no material difference between the pension costs of, and contributions to, these schemes.

The Group previously maintained defined benefit pension plans in Hong Kong and the Netherlands. During 2015, the Hong Kong plan was transferred to the new owner of InterContinental Hong Kong (see note 11) and the Dutch pension obligations became fully insured resulting in the cessation of defined benefit accounting.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 133

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

25. Retirement benefits continued

In respect of the defined benefit plans, the amounts recognised in the Group income statement, in ‘administrative expenses’, are:

	Pension plans
	UK			US and other			US Post-employment benefits			Total
	2016 $m	2015 $m	2014 $m	2016 $m	2015 $m	2014 $m	2016 $m	2015 $m	2014 $m	2016 $m	2015 $m	2014 $m
Current service cost	–	–	–	–	–	1	–	–	–	–	–	1
Net interest expense	1	1	2	2	3	3	1	1	1	4	5	6
Administration costs	–	1	3	1	1	–	–	–	–	1	2	3
Settlement gain	–	–	–	–	(2)	–	–	–	–	–	(2)	–
Operating profit before exceptional items	1	2	5	3	2	4	1	1	1	5	5	10
Exceptional items:
Settlement cost	–	–	6	–	–	–	–	–	–	–	–	6
	1	2	11	3	2	4	1	1	1	5	5	16
The settlement gain in 2015 resulted from the partial cash-out of the US Inter-Continental Hotels Pension Plan and comprised the difference between the accounting value of the liabilities extinguished and the amount of the lump sum payments.

The settlement cost in 2014 resulted from the partial cash-out of the UK unfunded pension arrangements and comprised transaction and related social security costs of $9m, offset by the $3m difference between the accounting value of the liabilities extinguished and the amount of the committed cash-out payments. In 2014, related cash payments of $53m are included in cash flows relating to exceptional items in the Group statement of cash flows.

Re-measurement gains and losses recognised in the Group statement of comprehensive income are:

			2016			2015			2014
	Plan assets $m	Plan obligations $m	Total $m	Plan assets $m	Plan obligations $m	Total $m	Plan assets $m	Plan obligations $m	Total $m
Return on plan assets (excluding amounts included in interest)	–	–	–	(7)	–	(7)	88	–	88
Actuarial gains and losses arising from changes in:
Demographic assumptions	–	6	6	–	5	5	–	(3)	(3)
Financial assumptions	–	(11)	(11)	–	10	10	–	(113)	(113)
Experience adjustments	–	1	1	–	2	2	–	4	4
Change in asset restriction (excluding amounts included in interest)	–	–	–	3	–	3	(1)	–	(1)
Other comprehensive income	–	(4)	(4)	(4)	17	13	87	(112)	(25)

The assets and liabilities of the schemes and the amounts recognised in the Group statement of financial position are:

	Pension plans
	UK		US and other		US Post-employment benefits		Total
	2016 $m	2015 $m	2016 $m	2015 $m	2016 $m	2015 $m	2016 $m	2015 $m
Retirement benefit obligations
Fair value of plan assets	–	–	148	121	–	–	148	121
Present value of benefit obligations	(27)	(27)	(195)	(202)	(22)	(21)	(244)	(250)
Total retirement benefit obligations	(27)	(27)	(47)	(81)	(22)	(21)	(96)	(129)

134 IHG Annual Report and Form 20-F 2016 Group Financial Statements

25. Retirement benefits continued

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligations are:

	Pension plans
	UK			US			US Post-employment benefits
	2016%	2015%	2014%	2016%	2015%	2014%	2016%	2015%	2014%
Pensions increases	3.3	3.2	3.3	–	–	–	–	–	–
Discount rate	2.7	4.0	3.7	3.7	3.9	3.6	3.8	3.9	3.7
Inflation rate	3.3	3.2	3.3	–	–	–	–	–	–
Healthcare cost trend rate assumed for next year:
Pre 65 (ultimate rate reached in 2023)							7.0	7.5	8.0
Post 65 (ultimate rate reached in 2025)							8.3	9.0	12.5
Ultimate rate that the cost trend rate trends to							4.5	4.5	5.0

Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S2PA ‘light’ year of birth tables with projected mortality improvements using the CMI_2015 model and a 1.25% per annum long-term trend with age rated down by 0.7 and 2.3 years for pensioners and 0.5 and 2.6 years for non-pensioners, male and female respectively. In the US, the current assumptions are based on the RP-2014 Employee/Healthy Annuitant Generationally Projected with Scale MP-2016 mortality tables.

In both the UK and US, the assumptions have been revised during the year to reflect reduced life expectancy at retirement age as follows:

		Pension plans
		UK			US
		2016 Years	2015 Years	2014 Years	2016 Years	2015 Years	2014 Years
Current pensioners at 65[a]	– male	24	26	26	21	21	22
	– female	26	29	29	23	23	24
Future pensioners at 65[b]	– male	25	28	28	22	23	23
	– female	28	31	31	24	25	25

a Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.

b Relates to assumptions based on longevity (in years) relating to an employee retiring in 2036.

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

			UK		US
		Higher/ (lower) pension cost $m	Increase/ (decrease) in liabilities $m	Higher/ (lower) pension cost $m	Increase/ (decrease) in liabilities $m
Pensions increases	– 0.25% decrease	(0.1)	(1.0)	–	–
	– 0.25% increase	–	1.2	–	–
Discount rate	– 0.25% decrease	0.1	1.4	–	5.6
	– 0.25% increase	–	(1.2)	–	(5.3)
Inflation rate	– 0.25% increase	–	1.2	–	–
	– 0.25% decrease	(0.1)	(1.0)	–	–
Mortality rate	– one year increase	–	0.7	0.3	8.7

A one percentage point increase in assumed healthcare costs trend rate would increase the accumulated post-employment benefit obligations as at 31 December 2016 by $1.9m (2015: $2.0m, 2014: $2.4m) and a one percentage point decrease would decrease the obligations by $1.7m (2015: $1.8m, 2014: $2.2m).

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 135

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

25. Retirement benefits continued

Movement in benefit obligation

	Pension plans
	UK		US and other		US Post-employment benefits			Total
	2016 $m	2015 $m	2016 $m	2015 $m	2016 $m	2015 $m	2016 $m	2015 $m
Benefit obligation at 1 January	27	31	202	255	21	24	250	310
Interest expense	1	1	7	8	1	1	9	10
Settlement gain before costs	–	–	–	(2)	–	–	–	(2)
Benefits paid	–	–	(13)	(14)	(1)	(1)	(14)	(15)
Committed cash-out payments	–	–	–	(11)	–	–	–	(11)
Re-measurement losses/(gains)	4	(4)	(1)	(10)	1	(3)	4	(17)
Derecognised on buy-out	–	–	–	(11)	–	–	–	(11)
Transfers to non-current assets classified as held for sale	–	–	–	(12)	–	–	–	(12)
Exchange adjustments	(5)	(1)	–	(1)	–	–	(5)	(2)
Benefit obligation at 31 December	27	27	195	202	22	21	244	250

Comprising:
Funded plans	–	–	145	150	–	–	145	150
Unfunded plans	27	27	50	52	22	21	99	100
	27	27	195	202	22	21	244	250
Movement in plan assets

	Pension plans
	UK		US and other		US Post-employment benefits			Total
	2016 $m	2015 $m	2016 $m	2015 $m	2016 $m	2015 $m	2016 $m	2015 $m
Fair value of plan assets at 1 January	–	8	121	167	–	–	121	175
Company contributions	–	–	36	8	1	1	37	9
Benefits paid	–	–	(13)	(14)	(1)	(1)	(14)	(15)
Interest income	–	–	5	5	–	–	5	5
Re-measurement losses	–	–	–	(7)	–	–	–	(7)
Administration costs	–	(1)	(1)	(1)	–	–	(1)	(2)
Derecognised on buy-out	–	–	–	(22)	–	–	–	(22)
Transfer to defined contribution plan	–	(7)	–	–	–	–	–	(7)
Transfers to non-current assets classified as held for sale	–	–	–	(15)	–	–	–	(15)
Fair value of plan assets at 31 December	–	–	148	121	–	–	148	121

Company payments are expected to be $5m in 2017.

The plan assets are measured at fair value and comprise the following:

	US
	2016 $m	2015 $m
Investments quoted in active markets
Investment funds:
Global equities	–	17
Bonds	146	101
Property	–	2
Unquoted investments
Cash	2	1
	148	121

136 IHG Annual Report and Form 20-F 2016 Group Financial Statements

25. Retirement benefits continued

Estimated future benefit payments

	Pension plans
	UK		US		US Post-employment benefits			Total
	2016 $m	2015 $m	2016 $m	2015 $m	2016 $m	2015 $m	2016 $m	2015 $m
Within one year	–	–	14	14	1	1	15	15
Between one and five years	2	2	54	54	5	5	61	61
After five years	13	16	63	65	7	7	83	88
	15	18	131	133	13	13	159	164
Average duration of obligation (years)	21.0	22.0	10.3	10.1	10.2	10.5

26. Share-based payments

Annual Performance Plan

Under the IHG Annual Performance Plan (APP), eligible employees (including Executive Directors) can receive all or part of their bonus in the form of deferred shares. Deferred shares are released on the third anniversary of the award date. Under the terms of awards that are referred to in this note, a fixed percentage of the award is made in the form of shares. Awards under the APP are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. The award of deferred shares under the APP is at the discretion of the Remuneration Committee.

The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related award by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the APP during the year and conditional rights over 335,775 (2015: 265,285, 2014: 305,345) shares were awarded to participants. In 2016 this number included 103,071 (2015: 58,338, 2014: 58,455) shares awarded as part of recruitment terms or for one-off individual performance-related awards.

New plan rules for the APP were approved by shareholders at the AGM on 2 May 2014, and apply to awards made in respect of the 2015 and subsequent financial years. The new plan rules contain substantially the same terms as the superseded plan rules.

Long Term Incentive Plan

The Long Term Incentive Plan (LTIP) allows Executive Directors and eligible employees to receive conditional share awards, which normally have a vesting period of three years.

•	Performance-related awards: Awards to the Executive Directors, and some awards to other eligible employees, are granted subject to the achievement of performance conditions set by the Remuneration Committee, which are normally measured over the vesting period.

•	Restricted stock units: Awards to eligible employees are granted subject to continued employment.

Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for eligible employees. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards. During the year, conditional rights over 1,355,721 (2015: 1,803,308, 2014: 2,171,390) shares were awarded to employees under the plan, comprising 888,518 (2015: 1,803,308, 2014: 2,171,390) performance-related awards and 467,203 (2015: nil, 2014: nil) restricted stock units.

New plan rules for the LTIP were approved by shareholders at the AGM on 2 May 2014, and apply to awards made in respect of the 2015–17 and subsequent LTIP cycles. The new plan rules contain substantially the same terms as the superseded plan rules.

More detailed information on the performance measures for awards to Executive Directors is shown in the Directors’ Remuneration Report on pages 64 to 81.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 137

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

26. Share-based payments continued

The Group recognised a cost of $17m (2015: $19m, 2014: $21m) in operating profit related to equity-settled share-based payment transactions during the year, net of amounts borne by the System Fund.

The aggregate consideration in respect of ordinary shares issued under option schemes during the year was $nil (2015: $nil, 2014: $nil).

The Group uses separate option pricing models and assumptions depending on the plan. The following table sets out information about awards granted in 2016, 2015 and 2014:

	APP			LTIP
	Binomial valuation model			Monte Carlo Simulation and Binomial valuation model
	2016	2015	2014	2016	2015	2014
Weighted average share price	2,725.0p	2,565.0p	1,925.0p	2,846.0p	2,634.0p	1,916.0p
Expected dividend yield	n/a	n/a	n/a	2.55%	2.34%	2.55%
Risk-free interest rate				0.36%	0.59%	1.29%
Volatility[a]				24%	22%	28%
Term (years)	3.0	3.0	3.0	3.0	3.0	3.0

[a]	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Movements in the awards outstanding under the schemes are as follows:

	APP		LTIP
	Number of shares thousands	Performance- related awards Number of shares thousands	Restricted stock units Number of shares thousands
Outstanding at 1 January 2014	840	6,775	–
Granted	305	2,171	–
Vested	(310)	(1,447)	–
Share capital consolidation	(38)	–	–
Lapsed or cancelled	(29)	(1,379)	–
Outstanding at 31 December 2014	768	6,120	–
Granted	265	1,803	–
Vested	(307)	(1,278)	–
Lapsed or cancelled	(37)	(1,370)	–
Outstanding at 31 December 2015	689	5,275	–
Granted	336	889	467
Vested	(229)	(915)	–
Share capital consolidation	(104)	–	–
Lapsed or cancelled	(7)	(1,048)	(18)
Outstanding at 31 December 2016	685	4,201	449

Fair value of awards granted during the year (cents)
2016	3,671.9	1,768.0	3,624.5
2015	3,874.5	1,734.5	–
2014	3,134.6	1,202.1	–

Weighted average remaining contract life (years)
At 31 December 2016	1.2	0.9	2.2
At 31 December 2015	1.2	1.1	–
At 31 December 2014	1.1	1.1	–

The above awards do not vest until the performance and service conditions have been met.

The weighted average share price at the date of exercise for share awards vested during the year was 2,511.1p (2015: 2,592.1p). The closing share price on 31 December 2016 was 3,638.0p and the range during the year was 2,193.0p to 3,638.0p per share.

138 IHG Annual Report and Form 20-F 2016 Group Financial Statements

27. Equity

Equity share capital

	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m
Allotted, called up and fully paid
At 1 January 2014 (ordinary shares of 14 194/329p each)	269	65	124	189
Share capital consolidation	(20)	–	–	–
Repurchased and cancelled under repurchase programme	(1)	–	–	–
Exchange adjustments	–	(4)	(7)	(11)
At 31 December 2014 (ordinary shares of 15 265/329p each)	248	61	117	178
Exchange adjustments	–	(3)	(6)	(9)
At 31 December 2015 (ordinary shares of 15 265/329p each)	248	58	111	169
Share capital consolidation	(42)	–	–	–
Exchange adjustments	–	(10)	(18)	(28)
At 31 December 2016 (ordinary shares of 18 318/329p each)	206	48	93	141

On 7 August 2012, the Company announced a $1bn return of funds to shareholders comprising a $500m special dividend with share consolidation and a $500m share repurchase programme. The share consolidation was approved on 8 October 2012 at a General Meeting (GM) of the Company and became effective on 9 October 2012 on the basis of 14 new ordinary shares of 14 194/329p each for every 15 existing ordinary shares of 13 29/47p each. The special dividend of 172.0¢ per share was paid to shareholders on 22 October 2012 at a total cost of $505m. Under the authority granted by shareholders at the GM on 8 October 2012, the share repurchase programme commenced. Between 8 October 2012 and 31 December 2014, 17.3m shares were repurchased for a consideration of $500m. Of the 17.3m shares repurchased, 12.5m were held as treasury shares and 4.8m were cancelled. The cost of treasury shares was deducted from retained earnings.

The authority given to the Company at the AGM held on 6 May 2016 to purchase its own shares was still valid at 31 December 2016. A resolution to renew the authority will be put to shareholders at the AGM on 5 May 2017.

On 6 August 2013, the Company announced a special dividend of 133.0¢ per share amounting to $355m which was paid to shareholders on 4 October 2013.

On 2 May 2014, the Company announced a $750m return to shareholders by way of a special dividend and share consolidation. On 30 June 2014, shareholders approved the share consolidation at a GM of the Company on the basis of 12 new ordinary shares of 15 265/329p per share for every 13 existing ordinary shares of 14 194/329p each, which became effective on 1 July 2014. The special dividend of 293.0¢ per share was paid to shareholders on 14 July 2014, at a total cost of $763m.

As a result of the 2014 share consolidation, the number of shares held in treasury reduced from 12.5m to 11.5m.

On 23 February 2016, the Group announced a $1.5bn return of funds to shareholders by way of a special dividend and share consolidation. On 6 May 2016, shareholders approved the share consolidation on the basis of 5 new ordinary shares of 18 319/329p per share for every 6 existing ordinary shares of 15 265/329p, which became effective on 9 May 2016. The special dividend was paid to shareholders on 23 May 2016, at a total cost of $1.5bn. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

During 2016, 0.9m treasury shares were transferred to the employee share trusts. As a result of the 2016 share consolidation, the number of shares held in treasury reduced from 10.6m to 8.9m.

The balance classified as equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company’s equity share capital, comprising 18 318/329p shares. The share premium reserve represents the amount of proceeds received for shares in excess of their nominal value.

In February 2017, the Board proposed a $400m return of funds to shareholders by way of a special dividend of 202.5¢ per ordinary share, together with a share consolidation.

The Company no longer has an authorised share capital.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 139

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

27. Equity continued

The nature and purpose of the other reserves shown in the Group statement of changes in equity on pages 93 to 95 of the Financial Statements is as follows:

Capital redemption reserve

This reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or cancelled.

Shares held by employee share trusts

Comprises $10.5m (2015: $18.3m, 2014: $34.5m) in respect of 0.3m (2015: 0.5m, 2014: 0.9m) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at 31 December 2016 of $15.0m (2015: $19.8m, 2014: $38.2m).

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

The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at 31 December 2016 was a $3m net liability (2015: $3m net liability, 2014: $2m net asset).

Treasury shares

At 31 December 2016, 8.9m shares (2015: 11.5m, 2014: 11.5m) with a nominal value of $2.1m (2015: $2.7m, 2014: $2.8m) were held as treasury shares at cost and deducted from retained earnings.

Non-controlling interest

A non-controlling interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group. Non-controlling interests are not material to the Group.

28. Operating leases

During the year ended 31 December 2016, $84m (2015: $77m, 2014: $72m) was recognised as an expense in the Group income statement in respect of operating leases, net of amounts borne directly by the System Fund. The expense includes contingent rents of $32m (2015: $29m, 2014: $27m). $2m (2015: $3m, 2014: $4m) was recognised as income from sub-leases.

Future minimum lease payments under non-cancellable operating leases are as follows:

	2016 $m	2015 $m
Due within one year	53	47
One to two years	49	42
Two to three years	43	42
Three to four years	41	38
Four to five years	58	37
More than five years	346	402
	590	608

In addition, in certain circumstances the Group is committed to making additional lease payments that are contingent on the performance of the hotels that are being leased.

The average remaining term of these leases, which generally contain renewal options, is approximately 17 years (2015: 17 years). No material restrictions or guarantees exist in the Group’s lease obligations.

Total future minimum rentals expected to be received under non-cancellable sub-leases are $4m (2015: $5m).

140 IHG Annual Report and Form 20-F 2016 Group Financial Statements

29. Capital and other commitments

	2016 $m	2015 $m
Contracts placed for expenditure not provided for in the Financial Statements:
Property, plant and equipment	11	29
Intangible assets	86	47
	97	76

The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $36m at 31 December 2016 (2015: $45m) based on current forecasts.

30. Contingencies and guarantees

Security incidents

During the first half of 2016, the Group was notified of a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data (the Kimpton Security Incident). Based on the estimated number of cards affected and opinion of external advisers, an amount of $5m has been provided in the Financial Statements (see note 19) to cover the estimated cost of reimbursing the impacted payment card networks for counterfeit fraud losses and related expenses. This estimate involves significant judgement based on currently available information and is subject to change as actual claims are made and new information becomes available.

In December 2016, the Group was notified of a security incident at a number of hotels in The Americas region (the Americas Security Incident). The Group issued a Substitute Notice on 3 February 2017 notifying guests that malware was installed on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties. An investigation of other properties in The Americas region is ongoing. It is not practicable to make a reliable estimate of the possible financial effect of any claims concerning the Americas Security Incident at this time.

The Group may be exposed to investigations regarding compliance with applicable State and Federal data security standards, although no claims have been received to date. In addition, the Group is exposed to legal action from individuals and organisations impacted by the security incidents. A class action has been filed in the courts in relation to the Kimpton Security Incident, although alleged damages have not been specified. It is not practicable to make a reliable estimate of the possible financial effect of any claims on the Group at this time.

In respect of the $5m provided in the Financial Statements, it is expected that a proportion will be recoverable under the Group’s insurance programmes although this, together with any potential recoveries in respect of the contingent liabilities detailed above, will be subject to specific agreement with the relevant insurance providers.

Other

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. At 31 December 2016, the amount provided in the Financial Statements was $5m (2015: $1m) and the maximum unprovided exposure under such guarantees was $14m (2015: $13m).

At 31 December 2016, the Group had outstanding letters of credit of $37m (2015: $37m) mainly relating to self insurance programmes.

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest. At 31 December 2016, there were guarantees of $33m in place (2015: $30m).

In connection with the Barclay associate (see note 14), the Group has provided an indemnity to its joint venture partner for 100% of the obligations related to a $43m supplemental bank loan made to the Barclay associate on 31 December 2015.

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. In particular, the Group is currently subject to the claims listed under ‘Legal proceedings’ on page 172. The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Financial Statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 141

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

31. Related party disclosures

	2016 $m	2015 $m	2014 $m
Total compensation of key management personnel[a]
Short-term employment benefits	19.2	19.5	21.5
Contributions to defined contribution pension plans	0.8	0.7	0.7
Equity compensation benefits	7.4	6.2	7.9
	27.4	26.4	30.1

[a]	In 2014, excludes ICETUS cash-out payment of £9.4m.

There were no other transactions with key management personnel during the years ended 31 December 2016, 2015 or 2014.

Key management personnel comprises the Board and Executive Committee.

Related party disclosures for associates and joint ventures are as follows:

	Associates			Joint ventures			Total
	2016 $m	2015 $m	2014 $m	2016 $m	2015 $m	2014 $m	2016 $m	2015 $m	2014 $m
Revenue from associates and joint ventures	5	3	4	1	–	–	6	3	4
Loans to associates	9	7	3	–	–	–	9	7	3
Other amounts owed by associates and joint ventures	1	2	11	–	–	–	1	2	11

In addition, loans both to and from the Barclay associate of $237m (2015: $237m) are offset in accordance with the provisions of IAS 32 and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 1.4% in 2016 (2015: 1.7%)) and presented net in the Group income statement.

During 2015, short-term advances of $22m were made to the Barclay associate which were repaid on 31 December 2015.

32. System Fund

The Group operates a System Fund (the Fund) to collect and administer assessments and contributions from hotel owners (other than for Kimpton and InterContinental hotels) for specific use in marketing, the IHG Rewards Club loyalty programme and the Guest Reservation System. The Fund and loyalty programme are accounted for in accordance with the accounting policies set out on page 103 of the Financial Statements.

Following the announcement on 14 April 2015 of the introduction of an expiration policy for points earned under the loyalty programme, the Group released $156m from the programme’s future redemption liability in 2015. The amount released was based on the advice of an external actuary using statistical models to estimate the impact of the programme change on members’ behaviour. The liability release resulted in a corresponding increase in the System Fund surplus which was also recorded in the Group statement of financial position.

The following information is relevant to the operation of the Fund:

	2016 $m	2015 $m	2014 $m
Income[a]:
Assessment fees and contributions received from hotels	1,439	1,351	1,271
Proceeds from sale of IHG Rewards Club points	283	222	196
Key elements of expenditure[a]:
Marketing	335	308	267
IHG Rewards Club	360	345	296
Payroll costs	311	295	267
Net surplus/(deficit) for the year[a]	41	118	(18)
Interest payable to the Fund	3	2	2

[a]	Not included in the Group income statement in accordance with the Group’s accounting policies.

The payroll costs above relate to 5,434 (2015: 5,416, 2014: 4,975) employees whose costs are borne by the Fund.

The following liabilities relating to the Fund are included in the Group statement of financial position:

	2016 $m	2015 $m	2014 $m
System Fund surplus[a]	227	186	68
Loyalty programme liability[b]	685	649	725
	912	835	793

[a]	The System Fund surplus is included in Trade and other payables.
[b]	Comprising current liabilities of $291m and non-current liabilities of $394m.

The net change in the loyalty programme liability and Fund surplus contributed an inflow of $65m (2015: $42m, 2014: $58m) to the Group’s cash flow from operations.

142 IHG Annual Report and Form 20-F 2016 Group Financial Statements

33. Group companies

In accordance with Section 409 of the Companies Act 2006 a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2016 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by InterContinental Hotels Group PLC.

Fully owned subsidiaries

“IHG Management” d.o.o. Beograd (j)

24th Street Operator Sub, LLC (g) (k)

36th Street IHG Sub, LLC (g) (k)

426 Main Ave LLC (g) (k)

46 Nevins Street Associates, LLC (g) (k)

2250 Blake Street Hotel, LLC (g) (k)

Allegro Management LLC (g) (l)

Alpha Kimball Hotel LLC (g) (k)

American Commonwealth Assurance Co.

Ltd. (m)

Asia Pacific Holdings Limited (n)

Barclay Operating Corp. (k)

BHMC Canada Inc. (o)

BHR Holdings B.V. (p)

BHR Luxembourg SARL (q)

BHR Pacific Holdings, Inc. (k)

BHTC Canada Inc. (o)

BOC Barclay Sub LLC (g) (k)

Bristol Oakbrook Tenant Company (k)

Café Biarritz (n)

Cambridge Lodging LLC (g) (l)

Capital Lodging LLC (g) (l)

Compañia Inter-Continental De Hoteles

El Salvador SA (n)

Crowne Plaza Amsterdam (Management)

B.V. (r)

Crowne Plaza LLC (g) (k)

Cumberland Akers Hotel LLC (g) (k)

Dunwoody Operations, Inc. (k)

Edinburgh IC Limited (s)

EVEN Real Estate Holding LLC (g) (k)

General Innkeeping Acceptance

Corporation (b) (k)

Guangzhou SC Hotels Services Ltd. (t)

H.I. (Ireland) Limited (u)

HI Sugarloaf, LLC (g) (k)

Hale International Ltd. (v)

HC International Holdings, Inc. (w)

HH France Holdings SAS (x)

HH Hotels (EMEA) B.V. (p)

HH Hotels (Romania) SRL (y)

HIM (Aruba) NV (z)

Hoft Properties LLC (g) (k)

Holiday Hospitality Franchising, LLC (g) (k)

Holiday Inn Cairns Pty. Ltd (aa)

Holiday Inn Mexicana S.A. de C.V. (ab)

Holiday Inns (China) Ltd (ac)

Holiday Inns (Chongqing), Inc. (k)

Holiday Inns (Courtalin) Holdings SAS (x)

Holiday Inns (Courtalin) SAS (b) (x)

Holiday Inns (England) Ltd. (n)

Holiday Inns (Germany), LLC (g) (k)

Holiday Inns (Guangzhou), Inc. (k)

Holiday Inns (Jamaica) Inc. (k)

Holiday Inns (Malaysia) Ltd. (ac)

Holiday Inns (Middle East) Ltd. (ac)

Holiday Inns (Philippines), Inc. (k)

Holiday Inns (Saudi Arabia), Inc. (k)

Holiday Inns (South East Asia) Inc. (k)

Holiday Inns (Thailand) Ltd. (ac)

Holiday Inns (UK), Inc. (k)

Holiday Inns Crowne Plaza (Hong Kong),

Inc. (k)

Holiday Inns Holdings (Australia) Pty Ltd (aa)

Holiday Inns Inc. (k)

Holiday Inns Investment (Nepal) Ltd. (ac)

Holiday Inns of America (UK) Ltd. (n)

Holiday Inns of Belgium N.V. (ad)

Holiday Pacific Equity Corporation (k)

Holiday Pacific LLC (g) (k)

Holiday Pacific Partners, LP (k)

Hotel InterContinental London (Holdings) Limited (n)

Hotel Inter-Continental London Limited (n)

Hoteles Y Turismo HIH SRL (n)

IC Hotelbetriebsfuhrungs GmbH (ae)

IC Hotels Management (Portugal) Unipessoal,

Lda (af)

IC International Hotels Limited Liability Company (ag)

IHC (Thailand) Limited (ah)

IHC Buckhead, LLC (g) (k)

IHC Edinburgh (Holdings) (n)

IHC Hopkins (Holdings) Corp. (k)

IHC Hotel Limited (n)

IHC Inter-Continental (Holdings) Corp. (k)

IHC London (Holdings) (n)

IHC May Fair (Holdings) Limited (n)

IHC May Fair Hotel Limited (n)

IHC M-H (Holdings) Corp.(k)

IHC Overseas (U.K.) Limited (n)

IHC UK (Holdings) Limited (n)

IHC United States (Holdings) Corp. (b) (k)

IHC Willard (Holdings) Corp. (k)

IHG (Australasia) Limited (d) (ai)

IHG (Marseille) SAS (x)

IHG (Thailand) Limited (aj)

IHG Bangkok Ltd (v)

IHG Brasil Administracao de Hoteis e Servicos

Ltda (ak)

IHG Community Development, LLC (g) (k)

IHG Cyprus Limited (bw)

IHG de Argentina SA (al)

IHG ECS (Barbados) SRL (am)

IHG Franchising Brasil Ltda (bc)

IHG Franchising DR Corporation (k)

IHG Franchising, LLC (g) (k)

IHG Hotels (New Zealand) Limited (an)

IHG Hotels Limited (n)

IHG Hotels Management (Australia) Pty

Limited (d) (aa)

IHG Hotels Nigeria Limited (ao)

IHG Hotels South Africa (Pty) Ltd (ap)

IHG International Partnership (n)

IHG Istanbul Otel Yönetim Limited Sirketi (bx)

IHG IT Services (India) Private Limited (aq)

IHG Japan (Management) LLC (ar)

IHG Japan (Osaka) LLC (ar)

IHG Management (Maryland) LLC (g) (as)

IHG Management (Netherlands) B.V. (p)

IHG Management MD Barclay Sub LLC (g) (k)

IHG Orchard Street Member, LLC (g) (k)

IHG PS Nominees Limited (n)

IHG Systems Pty Ltd (d) (aa)

IHG Szalloda Budapest Szolgaltato Kft. (at)

IND East Village SD Holdings, LLC (g) (k)

InterContinental (Branston) 1 Limited (c) (n)

InterContinental (PB) 1 (n)

InterContinental (PB) 2 (n)

InterContinental (PB) 3 Limited (n)

InterContinental Brasil Administracao

de Hoteis Ltda (ak)

Inter-Continental D.C. Operating Corp. (k)

Inter-Continental Florida Investment Corp. (k)

Inter-Continental Florida Partner Corp. (k)

InterContinental Gestion Hotelera S.L. (by)

Inter-Continental Hospitality Corporation (k)

InterContinental Hotel Berlin GmbH (au)

InterContinental Hotel Düsseldorf GmbH

(Germany) (av)

Inter-Continental Hoteleira Limitada (aw)

Inter-Continental Hotels (Montreal) Operating

Corp. (ax)

Inter-Continental Hotels (Montreal) Owning

Corp. (ax)

Inter-Continental Hotels (Overseas) Limited (ay)

InterContinental Hotels (Puerto Rico) Inc. (az)

Inter-Continental Hotels (Singapore) Pte. Ltd. (ai)

Inter-Continental Hotels Corporation (k)

Inter-Continental Hotels Corporation de Venezuela

C.A. (ba)

Intercontinental Hotels Corporation

Limited (d) (m)

InterContinental Hotels Group (Asia Pacific)

Pte Ltd (ai)

InterContinental Hotels Group (Australia) Pty

Limited (aa)

InterContinental Hotels Group (Canada) Inc. (o)

InterContinental Hotels Group (España) SA (by)

InterContinental Hotels Group (Greater China)

Limited (ac)

InterContinental Hotels Group (India)

Pvt. Ltd (aq)

InterContinental Hotels Group (Japan) Inc. (k)

InterContinental Hotels Group (New Zealand)

Limited (an)

InterContinental Hotels Group (Shanghai)

Ltd. (bb)

InterContinental Hotels Group Customer

Services Ltd. (n)

InterContinental Hotels Group do Brasil Limitada (bd)

InterContinental Hotels Group Healthcare

Trustee Limited (n)

InterContinental Hotels Group Operating

Corp. (e) (k)

InterContinental Hotels Group Resources

Inc. (b) (k)

InterContinental Hotels Group Services Company (n)

InterContinental Hotels Italia, S.r.L. (be)

InterContinental Hotels Limited (a) (n)

InterContinental Hotels Management GmbH (bf)

InterContinental Hotels Nevada Corporation (k)

Inter-Continental Hotels of San Francisco

Inc. (k)

Inter-Continental IOHC (Mauritius) Limited (bg)

Inter-Continental Management (Australia) Pty

Limited (aa)

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 143

NOTES TO THE GROUP FINANCIAL STATEMENTS CONTINUED

33. Group companies continued

Fully owned subsidiaries (continued)

InterContinental Management France SAS (x)

InterContinental Overseas Holding Corporation (k)

KG Benefits LLC (g) (l)

KG Gift Card Inc. (l)

KG Liability LLC (g) (l)

KG Technology, LLC (g) (l)

KHP Washington Operator LLC (g) (l)

KHRG 11th Avenue Hotel LLC (g) (l)

KHRG 851 LLC (g) (l)

KHRG Aertson LLC (g) (l)

KHRG Alexandria LLC (g) (l)

KHRG Alexis, LLC (g) (l)

KHRG Allegro, LLC (g) (l)

KHRG Argyle, LLC (g) (l)

KHRG Austin Beverage Company, LLC (g) (l)

KHRG Baltimore, LLC (g) (l)

KHRG Born LLC (g) (l)

KHRG Boston Hotel, LLC (g) (l)

KHRG Canary LLC (g) (l)

KHRG Cayman LLC (g) (l)

KHRG Cayman Employer Ltd. (l)

KHRG DC 1731 LLC (g) (l)

KHRG DC 2505 LLC (g) (l)

KHRG Donovan LLC (g) (l)

KHRG Employer, LLC (g) (l)

KHRG Goleta LLC (g) (l)

KHRG Gray LLC (g) (l)

KHRG Gray U2 LLC (g) (l)

KHRG Hillcrest, LLC (g) (l)

KHRG Huntington Beach LLC (g) (l)

KHRG King Street, LLC (g) (l)

KHRG La Peer LLC (g) (l)

KHRG Miami Beach LLC (g) (l)

KHRG Muse LLC (g) (l)

KHRG NPC LLC (g) (l)

KHRG Onyx LLC (g) (l)

KHRG Palladian LLC (g) (l)

KHRG Palomar Phoenix LLC (g) (l)

KHRG Philly Monaco LLC (g) (l)

KHRG Pittsburgh LLC (g) (l)

KHRG Reynolds LLC (g) (l)

KHRG Riverplace LLC (g) (l)

KHRG Sacramento LLC (g) (l)

KHRG Savannah LLC (g) (l)

KHRG Schofield LLC (g) (l)

KHRG Sedona LLC (g) (l)

KHRG SFD LLC (g) (l)

KHRG State Street LLC (g) (l)

KHRG Sutter LLC (g) (l)

KHRG Sutter Union LLC (g) (l)

KHRG Taconic LLC (g) (l)

KHRG Texas Hospitality, LLC (g) (l)

KHRG Texas Operations, LLC (g) (l)

KHRG Tryon LLC (g) (l)

KHRG Vero Beach, LLC (g) (l)

KHRG Vintage Park LLC (g) (l)

KHRG VZ Austin LLC (g) (l)

KHRG Westwood, LLC (g) (l)

KHRG Wilshire LLC (g) (l)

KHRG WPB LLC (g) (l)

KHRG Zamora LLC (g) (l)

Kimpton Hollywood Licenses LLC (g) (l)

Kimpton Hotel & Restaurant Group, LLC (g) (l)

Kimpton Phoenix Licenses Holdings LLC (g) (l)

Kimpton Sedona Licenses LLC (g) (l)

Louisiana Acquisitions Corp. (k)

Mercer Fairview Holdings LLC (g) (k)

MH Lodging LLC (g) (l)

PML Services LLC (g) (as)

Pollstrong Limited (n)

Powell Pine, Inc. (k)

Priscilla Holiday of Texas, Inc. (k)

PT SC Hotels & Resorts Indonesia (bh)

Resort Services International (Cayo Largo) L.P. (k)

RM Lodging LLC (g) (l)

SBS Maryland Beverage Company LLC (g) (as)

SC Cellars Limited (n)

SC Hotels International Services, Inc. (k)

SC Leisure Group Limited (n)

SC Luxembourg Investments SARL (q)

SC NAS 2 Limited (n)

SC NAS 3 (ay)

SC Quest Limited (n)

SC Reservations (Philippines) Inc. (k)

SCH Insurance Company (bi)

SCIH Branston 3 (n)

Semiramis for training of Hotel Personnel and Hotel

Management SAE (ci)

SF MH Acquisition LLC (g) (k)

Six Continents Corporate Services (n)

Six Continents Holdings Limited (n)

Six Continents Hotels de Colombia SA (bj)

Six Continents Hotels International Limited (n)

Six Continents Hotels, Inc. (k)

Six Continents International Holdings B.V. (p)

Six Continents Investments Limited (f) (n)

Six Continents Limited (n)

Six Continents Overseas Holdings Limited (n)

Six Continents Restaurants Limited (n)

SixCo North America, Inc. (w)

Solamar Lodging LLC (g) (l)

Southern Pacific Hotel Corporation (BVI) Ltd. (v)

Southern Pacific Hotels Properties Limited (v)

SPHC Group Pty Ltd. (aa)

SPHC Management Ltd. (ch)

Universal de Hoteles SA (bj)

White Shield Insurance Company Limited (bk)

Subsidiaries where the effective interest

is less than 100%

H.I. Soaltee Management Company Ltd (76.5%) (ac)

IHG ANA Hotels Group Japan LLC (74.66%) (ar)

IHG ANA Hotels Holdings Co., Ltd. (66%) (ar)

World Trade Centre Montreal Hotel Corporation

(74.11%) (bl)

Associates and joint ventures

111 East 48th Street Holdings LLC (19.9%) (g) (h) (bz)

Alkoer, S. de R.L. de C.V. (50%) (h) (cg)

BCRE IHG 180 Orchard Holdings LLC (49%) (g) (cf)

Beijing Orient Express Hotel Co., Ltd. (16.24%) (bm)

Blue Blood (Tianjin) Equity Investment Management

Co., Limited (30.05%) (bn)

Carr Clark SWW Subventure, LLC (26.67%) (g) (ca)

Carr Waterfront Hotel, LLC (11.46%) (g) (h) (ca)

China Hotel Investment Limited (30.05%) (i) (am)

Desarrollo Alkoer Irapuato S. de R.L. de C.V.

(50%) (cg)

Desarrollo Alkoer Silao S. de R.L. de C.V. (50%) (cg)

D.I.H. (Cyprus) SPV (No.2) Limited (24%) (bo)

D.I.H. (Cyprus) SPV (No.4) Limited (24%) (bo)

D.I.H. (Cyprus) SPV (No.6) Limited (24%) (bo)

D.I.H. (Cyprus) SPV (No.7) Limited (24%) (bo)

D.I.H. (Cyprus) SPV (No.12) Limited (24%) (bo)

Duet India Hotels (Ahmedabad) Private Ltd (24%) (bp)

Duet India Hotels (Bangalore) Private Ltd (24%) (bp)

Duet India Hotels (Chennai OMR) Private Ltd

(24%) (bp)

Duet India Hotels (Chennai) Private Ltd (24%) (bp)

Duet India Hotels (Hyderabad) Private Ltd (24%) (bp)

Duet India Hotels (Mumbai) Private Ltd (24%) (bp)

Duet India Hotels (Nagpur) Private Ltd (24%) (bp)

Duet India Hotels (Navi Mumbai) Private Ltd

(24%) (bq)

Duet Smart Hotels (India) Limited (24%) (bo)

Duet Smart Hotels (India) SPV (No. 1) Limited

(24%) (bo)

Duet Smart Hotels (India) SPV (No. 3) Limited

(24%) (bo)

Gestion Hotelera Gestel, C.A. (50%) (c) (h) (ba)

H.I. Soaltee Hotel Company Private Ltd (33.4%) (br)

Hotel JV Services LLC (16.67%) (c) (g) (cb)

Inter-Continental Hotels Saudi Arabia Limited

(40%) (bs)

Maya Baiduri Sdn Bhd (49%) (bt)

NF III Seattle, LLC (25%) (g) (cc)

Nuevas Fronteras S.A. (23.66%) (cd)

Panacon (33.33%) (ce)

President Hotel & Tower Co Ltd. (30%) (bu)

Tianjin ICBCI IHG Equity Investment Fund

Management Co., Limited (21.04%) (bv)

144 IHG Annual Report and Form 20-F 2016 Group Financial Statements

33. Group companies continued

(a)	Directly owned by InterContinental Hotels Group PLC
(b)	Ordinary shares and preference shares
(c)	Ordinary A and ordinary B shares
(d)	Ordinary shares and redeemable preference shares
(e)	1/4 vote ordinary shares and ordinary shares
(f)	Ordinary shares, 5% cumulative preference shares and 7% cumulative preference shares
(g)	The entities do not have share capital and are governed by an operating agreement
(h)	Accounted for as associates and joint ventures due to IHG’s decision-making rights contained in the partnership agreement
(i)	Accounted for as an other financial asset due to IHG being unable to exercise significant influence over the financial and operating policy decisions of the entity

Registered addresses

(j)	Beograd, Cincar, Jankova 3, Serbia
(k)	Three Ravinia Drive, Suite 100, Atlanta, GA 30346, USA
(l)	222 Kearny Street – Suite 200, San Francisco, CA 94108, USA
(m)	Clarendon House, Church Street West, Bermuda
(n)	Broadwater Park, Denham, Buckinghamshire, UB9 5HR, UK
(o)	199 Bay Street, Suite 2800, Commerce Court West, Toronto, ON M5L 1A9, Canada
(p)	Kingsfordweg 151, 1043 GR Amsterdam, The Netherlands
(q)	26 Blvd. Royal, L-2449, Luxembourg
(r)	Nieuwezijds Voorburgwal 5, 1012 RC Amsterdam, The Netherlands
(s)	Caledonian Exchange, 19a Canning Street, Edinburgh, EH3 8HE, UK
(t)	Building 4, No. 13 Xiao Gang Zhong Ma Road, Zhuhai District, Guangzhou, Guangdong, P.R.China
(u)	29 Earlsfort Terrace, Dublin 2, D02 AY28, Ireland
(v)	Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands
(w)	Wilmington Trust SP Services, Inc. 1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA
(x)	31–33 rue Mogador – 75009 Paris, France
(y)	Bucharest, 1st District, 50–52 Buzesti St, 83 module, 11 floor, Romania
(z)	230 J E Irausquin Boulevard, Palm Beach, Aruba
(aa)	Level 11, 20 Bond Street, Sydney NSW 2000, Australia
(ab)	Ontario # 1050, Col. Providencia. Guadalajara, Jalisco CP 44630, Mexico
(ac)	Level 54, Hopewell Center, 183 Queen’s Road East, Hong Kong
(ad)	Rond Punt Schumanplein 11, 1040 Brussels, Belgium
(ae)	Johannesgasse 28, 1030 Wien, Am Heumarkt 4, 1030 Wien, Austria
(af)	Avenida da Republica, no 52 – 9, 1069 – 211, Lisbon, Portugal
(ag)	24, Rusakovskaya Str., Moscow 107014, Russian Federation
(ah)	967 Rama I Road, Patumwan, Bangkok, Thailand
(ai)	230 Victoria Street, #13-00 Bugis Junction Towers, 188024, Singapore
(aj)	973 President Tower, 7th Floor, Units 7A, 7B, 7C, 7D, 7I, 7F, 7G and 7H, Ploenchit Road, Khwaeng Lumpini, Khet Pathumwan, Bangkok Metropolis, 10330, Thailand
(ak)	Alameda Jau 536 #3S-B, Sao Paulo, Brazil
(al)	Avenida Cordoba 1547, piso 8, oficina A, Buenos Aires, Argentina
(am)	The Phoenix Centre, George Street, Belleville St. Michael, Barbados
(an)	Floor 9, 36 Kitchener Street, Auckland Central, Auckland 1010, New Zealand
(ao)	1, Murtala Muhammed Drive, Ikoyi, Lagos, Nigeria
(ap)	Central Office Park Unit 4, 257 Jean Avenue, Centurion 0157, South Africa
(aq)	11th Floor, Building No. 10, Tower C, DLF Phase-II, DLF Cyber City, Gurgaon, Haryana-122002, India
(ar)	20th Floor, Toranomon Kotohira Tower, 2–8, Toranomon 1-chome, Minato-ku, Tokyo, Japan
(as)	HIQ Corporate Services Inc., 715 St. Paul Street, Baltimore, MD 21202, USA
(at)	1052 Budapest, Apáczai Csere János u. 12–14, Hungary
(au)	Budapester Str. 2, D-107887, Berlin, Germany
(av)	Koenigsallee 59, D-40215, Dusseldorf, Germany
(aw)	Av Das Americas 500, Bloco 3, Sala 316, Barra da Tijuca CEP 22640-100, Rio de Janeiro, Brazil
(ax)	InterContinental Montreal, 360 St. Antoine Street West, Montreal, Quebec H2Y 3X4, Canada
(ay)	BDO LLP, Two Snowhill, Birmingham, B4 6GA, UK
(az)	361 San Francisco Street Penthouse, San Juan, PR 00901, Puerto Rico
(ba)	Hotel Tamanaco Inter-Continental, Final Av. Ppal, Mercedes, Caracas, Venezuela
(bb)	2nd Floor, Citigroup Tower, No. 33 Huayuanshiqiao Road, Pudong, Shanghai, P.R. China
(bc)	Almeda Santos 1893 – 3o Andar, Cerqueira Cesar, Sao Paulo, Brazil
(bd)	Alameda Santos, 1893, 3rs Floor, Sao Paulo, Brazil
(be)	Via Settembrini 35, Milano, Italy
(bf)	Am Hauptbahnhof, D-60329, Frankfurt, Germany
(bg)	JurisTax Services Ltd, Level 12, NeXTeracom Tower II, Ebene, Mauritius
(bh)	Menara Impreium 22nd Floor, Suite D, JI. HR. Rasuna Said Kav.1, Guntur Sub-district, Setiabudi District, South Jakarta 12980, Indonesia
(bi)	150 South Champlain Street, Burlington, VT 05401, USA
(bj)	Calle 16, No28–51, Variante las Palmas, Colombia
(bk)	Suite B, Ground Floor, Regal House, Queensway, Gibraltar
(bl)	Suite 2500, 1000 De La Gauchetiere St. West, Montreal QC H3B 0A2, Canada
(bm)	Room 311, Building 1, No 16 East Wen Hua Yuan Road, Beijing Economy and Technology Development Zone, Beijing, P.R.China
(bn)	Room N306, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R.China
(bo)	36, Byron Avenue,Nicosia Tower Center, 8th floor, 1096 Nicosia, Cyprus
(bp)	No 1, Unitech Trade Centre, Sector-43, Gurgaon HR 122002, India
(bq)	146, 14th Floor, Makers Chambers 6, Nariman Point, Mumbai MH 400021, India
(br)	Tahachal, Kathmandu, Nepal
(bs)	Madinah Road, Jeddah, P.O Box 9456, Post Code 21413, Jeddah, Saudi Arabia
(bt)	20th Floor Menara Haw Par, Jalan Sultan Ismail, Kuala Lumpur, Wilayah Persekutuan, 50250, Malaysia
(bu)	971, 973 Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330, Thailand
(bv)	Room R316, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R.China
(bw)	195 Arch. Markarios III Ave., Neocleous House, 3030 Limassol, Cyprus
(bx)	Eski Büyükdere Cd. Park Plaza No:14 K:4 Maslak – Sarıyer, Istanbul, Turkey
(by)	Paseo de la Castellana 49, 28046 Madrid, Spain
(bz)	111 East 48th Street, New York NY 10017, USA
(ca)	Carr Hospitality, LLC, 1455 Pennsylvania Avenue, NW, Suite 100, Washington DC 20004, USA
(cb)	3811 Turtle Creek Blvd., Suite 1450, Dallas, TX 75219, USA
(cc)	2000 Monarch Tower, 3424 Peachtree Road, N.E., Atlanta GA 30326, USA
(cd)	Moreno 809 2 Piso, Buenos Aires, Argentina
(ce)	Pan-American Life Insurance Company, 601 Poydras Street, New Orleans LA 70130, USA
(cf)	Brack Capital Real Estate Ltd., 885 Third Avenue, 24th Floor, New York NY 10022, USA
(cg)	Campos Elíseos 223, piso 7, Colonia Polanco, 11560, Mexico City, Mexico
(ch)	Port Moresby Travelodge, Hunter Street, Section 27, Allotments 26 and 27, Granville, Port Moresby, National Capital District, Papua New Guinea
(ci)	Ground Floor, Al Kamel Law Building, Plot 52-b, Banks Area, Six of October City, Egypt

Notes to the Group Financial Statements IHG Annual Report and Form 20-F 2016 145

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

146 IHG Annual Report and Form 20-F 2016 Parent Company Financial Statements

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Parent Company Financial Statements IHG Annual Report and Form 20-F 2016 147

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

148 IHG Annual Report and Form 20-F 2016 Parent Company Financial Statements

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Notes to the Parent Company Financial Statements IHG Annual Report and Form 20-F 2016 149

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

150 IHG Annual Report and Form 20-F 2016 Parent Company Financial Statements

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Notes to the Parent Company Financial Statements IHG Annual Report and Form 20-F 2016 151

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

152 IHG Annual Report and Form 20-F 2016 Parent Company Financial Statements

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Notes to the Parent Company Financial Statements IHG Annual Report and Form 20-F 2016 153

Additional

Information

156	Other financial information
160	Directors’ Report
164	Group information
164	History and developments
164	Risk factors
167	Directors’ and Executive Committee members’ shareholdings
168	Executive Directors’ benefits upon termination of office
168	Description of securities other than equity securities
169	Articles of Association
170	Working Time Regulations 1998
171	Material contracts
172	Legal proceedings
172	Exchange controls and restrictions on payment of dividends
173	Shareholder information
173	Taxation
175	Disclosure controls and procedures
176	Summary of significant corporate governance differences from NYSE listing standards
177	Selected five-year consolidated financial information
178	Return of funds
178	Purchases of equity securities by the Company and affiliated purchasers
179	Share price information
179	Dividend history
180	Shareholder profiles
181	Exhibits
182	Form 20-F cross-reference guide
184	Glossary
186	Useful information
186	Investor information
187	Financial calendars
187	Contacts
188	Forward-looking statements

154 IHG Annual Report and Form 20-F 2016 Additional Information

STRATEGIC REPORT
GOVERNANCE
GROUP FINANCIAL STATEMENTS
PARENT COMPANY FINANCIAL STATEMENTS
ADDITIONAL INFORMATION

HUALUXE Hotels & Resorts Nanchang High-Tech Zone, People's Republic of China

Additional Information IHG Annual Report and Form 20-F 2016 155

Other financial information

Use of Non-GAAP measures

In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures.

Further explanation in relation to these measures can be found on page 26.

Underlying revenue and underlying operating profit Non-GAAP reconciliations

The following tables:

•	show underlying revenue and underlying operating profit on both an actual and constant currency basis[a];

•	reconcile segmental underlying revenue and underlying operating profit to Group underlying revenue and operating profit;

•	show underlying Group fee revenue and Group fee margin on both an actual and constant currency basis[a]; and

•	reconcile Group underlying revenue and underlying operating profit to the GAAP measures included in the Group Financial Statements.

Highlights for the year ended 31 December 2016

	At actual exchange rates				At constant currency
	2016 $m	2015 $m	Change $m	Change %	2016 $m	2015 $m	Change $m	Change %
Underlying revenue
Americas	959	914	45	4.9%	967	914	53	5.8%
Europe	150	160	(10)	(6.3)%	161	160	1	0.6%
AMEA	186	195	(9)	(4.6)%	187	195	(8)	(4.1)%
Greater China	117	109	8	7.3%	123	109	14	12.8%
Central	141	135	6	4.4%	144	135	9	6.7%
Underlying Group revenue	1,553	1,513	40	2.6%	1,582	1,513	69	4.6%
Owned and leased revenue included above	(173)	(164)	(9)	(5.5)%	(173)	(164)	(9)	(5.5)%
Underlying Group fee revenue	1,380	1,349	31	2.3%	1,409	1,349	60	4.4%

Underlying operating profit
Americas	633	594	39	6.6%	640	594	46	7.7%
Europe	73	76	(3)	(3.9)%	76	76	–	–
AMEA	77	81	(4)	(4.9)%	78	81	(3)	(3.7)%
Greater China	45	41	4	9.8%	47	41	6	14.6%
Central	(128)	(151)	23	15.2%	(139)	(151)	12	7.9%
Underlying Group operating profit	700	641	59	9.2%	702	641	61	9.5%
Owned and leased profit included above	(26)	(27)	1	3.7%	(26)	(27)	1	3.7%
Underlying Group fee profit	674	614	60	9.8%	676	614	62	10.1%

Group fee margin	48.8%	45.5%	–	3.3ppts	48.0	45.5%	–	2.5ppts

	Revenue		Operating profit
	2016 $m	2015 $m	2016 $m	2015 $m
Underlying at actual exchange rates	1,553	1,513	700	641
Owned asset disposals	–	128	–	30
Managed leases	162	159	7	6
Liquidated damages	–	3	–	3
Exceptional items	–	–	(29)	819
Per Group income statement	1,715	1,803	678	1,499

[a]	IHG’s method for calculating the constant currency amounts of entities reporting in currencies other than US dollars is to translate the current period results into US dollars using the prior period’s exchange rate. For example, if a UK entity generated revenue of £100m in 2016 and 2015, the Group Financial Statements would report revenue of $135m in 2016 and $154m in 2015, using the respective average exchange rates for the year of $1=£0.74 and $1=£0.65. For constant currency reporting, 2016 revenue would be translated at $1=£0.65 giving a US dollar value of $154m, thereby showing that underlying revenue was flat year-on-year.

156 IHG Annual Report and Form 20-F 2016 Additional Information

Highlights for the year ended 31 December 2015

	At actual exchange rates				At constant currency
	2015 $m	2014 $m	Change $m	Change %	2015 $m	2014 $m	Change $m	Change %
Underlying revenue
Americas	858	803	55	6.8%	874	803	71	8.8%
Europe	160	173	(13)	(7.5)%	186	173	13	7.5%
AMEA	195	201	(6)	(3.0)%	214	201	13	6.5%
Greater China	109	103	6	5.8%	111	103	8	7.8%
Central	135	129	6	4.7%	137	129	8	6.2%
Underlying Group revenue	1,457	1,409	48	3.4%	1,522	1,409	113	8.0%
Owned and leased revenue included above	(164)	(154)	(10)	(6.5)%	(170)	(154)	(16)	(10.4)%
Underlying Group fee revenue (exc Kimpton)	1,293	1,255	38	3.0%	1,352	1,255	97	7.7%
Kimpton	56	–	56	–	56	–	56	–
Underlying Group fee revenue (inc Kimpton)	1,349	1,255	94	7.5%	1,408	1,255	153	12.2%

Underlying operating profit
Americas	579	538	41	7.6%	591	538	53	9.9%
Europe	76	73	3	4.1%	90	73	17	23.3%
AMEA	81	80	1	1.3%	87	80	7	8.7%
Greater China	41	47	(6)	(12.8)%	42	47	(5)	(10.6)%
Central	(151)	(155)	4	2.6%	(160)	(155)	(5)	(3.2)%
Underlying Group operating profit	626	583	43	7.4%	650	583	67	11.5%
Owned and leased profit included above	(27)	(22)	(5)	(22.7)%	(28)	(22)	(6)	(27.3)%
Underlying Group fee profit (exc Kimpton)	599	561	38	6.8%	622	561	61	10.9%
Kimpton	15	–	15	–	15	–	15	–
Underlying Group fee profit (inc Kimpton)	614	561	53	9.4%	637	561	76	13.5%

Group fee margin (exc Kimpton)	46.3%	44.7%	–	1.6 ppts	46.0%	44.7%	–	1.3 ppts

	Revenue		Operating profit
	2015 $m	2014 $m	2015 $m	2014 $m
Underlying at actual exchange rates	1,457	1,409	626	583
Owned asset disposals	128	273	30	55
Managed leases	159	169	6	6
Kimpton (excluding liquidated damages)	56	–	15	–
Liquidated damages	3	7	3	7
Exceptional items	–	–	819	29
Per Group income statement	1,803	1,858	1,499	680

Other financial information IHG Annual Report and Form 20-F 2016 157

OTHER FINANCIAL INFORMATION CONTINUED

RevPAR, average daily rate and occupancy

RevPAR, a key performance measure used by management (see page 26 for further information) comprises IHG System rooms revenue divided by the number of room nights available and can be mathematically derived from occupancy multiplied by average daily rate. Occupancy is rooms occupied by hotel guests expressed as a percentage of rooms that are available. Average daily rate is rooms revenue divided by the number of room nights sold. RevPAR is a key indicator of performance as it measures period-over-period change in rooms revenue for comparable hotels.

The following tables present RevPAR statistics for the year ended December 31, 2016 and a comparison to 2015. Franchised, managed, owned and leased statistics are for comparable hotels, and include only those hotels in the Group’s system at December 31, 2016 and franchised, managed, owned or leased by the Group since January 1, 2015.

The comparison with 2015 is at constant US$ exchange rates.

	Franchised		Managed		Owned and leased
		Change vs		Change vs		Change vs
Americas	2016	2015	2016	2015	2016	2015
InterContinental
Occupancy	68.7%	(0.0)ppt	78.1%	(1.3)ppt	81.5%	1.0ppt
Average daily rate	$147.42	6.3%	$232.80	4.4%	$319.06	2.2%
RevPAR	$101.32	6.3%	$181.81	2.7%	$260.05	3.4%
Kimpton
Occupancy	–	–	82.4%	1.7ppt	–	–
Average daily rate	–	–	$233.90	0.8%	–	–
RevPAR	–	–	$192.85	2.9%	–	–
Crowne Plaza
Occupancy	68.0%	(0.2)ppt	80.7%	(0.5)ppt	–	–
Average daily rate	$119.91	1.9%	$140.52	6.4%	–	–
RevPAR	$81.56	1.5%	$113.46	5.7%	–	–
Hotel Indigo
Occupancy	71.6%	(0.9)ppt	86.0%	(0.3)ppt	–	–
Average daily rate	$143.44	0.4%	$192.70	(1.0)%	–	–
RevPAR	$102.76	(0.8)%	$165.74	(1.3)%	–	–
EVEN Hotels
Occupancy	–	–	–	–	69.5%	9.0ppt
Average daily rate	–	–	–	–	$130.02	0.5%
RevPAR	–	–	–	–	$90.34	15.5%
Holiday Inn
Occupancy	66.5%	0.1ppt	72.8%	1.9ppt	73.2%	2.1ppt
Average daily rate	$111.59	2.5%	$134.89	2.1%	$155.99	(1.2)%
RevPAR	$74.25	2.6%	$98.25	4.9%	$114.18	1.7%
Holiday Inn Express
Occupancy	68.8%	0.2ppt	–	–	–	–
Average daily rate	$111.52	1.4%	–	–	–	–
RevPAR	$76.74	1.7%	–	–	–	–
Staybridge Suites
Occupancy	75.9%	(0.3)ppt	82.3%	0.8ppt	–	–
Average daily rate	$112.37	1.7%	$137.74	4.2%	–	–
RevPAR	$85.26	1.2%	$113.38	5.3%	–	–
Candlewood Suites
Occupancy	72.4%	(0.3)ppt	80.4%	(0.6)ppt	–	–
Average daily rate	$82.25	0.8%	$81.74	2.0%	–	–
RevPAR	$59.53	0.3%	$65.69	1.2%	–	–

	Franchised		Managed		Owned and leased
		Change vs		Change vs		Change vs
Europe	2016	2015	2016	2015	2016	2015
InterContinental
Occupancy	66.4%	(4.3)ppt	69.6%	(1.0)ppt	–	–
Average daily rate	$189.65	(0.5)%	$217.49	(0.9)%	–	–
RevPAR	$125.93	(6.6)%	$151.33	(2.4)%	–	–
Crowne Plaza
Occupancy	69.9%	(1.7)ppt	78.0%	3.7ppt	–	–
Average daily rate	$121.67	2.2%	$142.41	1.0%	–	–
RevPAR	$85.06	(0.2)%	$111.09	6.1%	–	–
Hotel Indigo
Occupancy	78.1%	1.0ppt	75.7%	(2.5)ppt	–	–
Average daily rate	$148.81	2.9%	$171.48	(5.5)%	–	–
RevPAR	$116.21	4.2%	$129.77	(8.6)%	–	–
Holiday Inn
Occupancy	71.5%	0.3ppt	70.3%	8.1ppt	–	–
Average daily rate	$103.16	1.7%	$69.27	(1.4)%	–	–
RevPAR	$73.79	2.1%	$48.71	11.5%	–	–
Holiday Inn Express
Occupancy	77.3%	1.2ppt	61.9%	1.5ppt	–	–
Average daily rate	$95.94	2.6%	$56.22	1.4%	–	–
RevPAR	$74.14	4.3%	$34.78	4.0%	–	–
Staybridge Suites
Occupancy	81.8%	(1.6)ppt	–	–	–	–
Average daily rate	$124.47	7.2%	–	–	–	–
RevPAR	$101.77	5.2%	–	–	–	–

158 IHG Annual Report and Form 20-F 2016 Additional Information

	Franchised		Managed		Owned and leased
Asia, Middle East and Africa (AMEA)	2016	Change vs 2015	2016	Change vs 2015	2016	Change vs 2015
InterContinental
Occupancy	76.9%	2.4ppt	70.0%	0.4ppt	53.4%	(1.3)ppt
Average daily rate	$178.97	0.2%	$204.64	0.5%	$118.79	1.8%
RevPAR	$137.55	3.4%	$143.20	1.0%	$63.38	(0.6)%
Crowne Plaza
Occupancy	73.6%	(2.3)ppt	72.4%	(0.2)ppt	–	–
Average daily rate	$93.39	4.8%	$120.03	(1.0)%	–	–
RevPAR	$68.78	1.5%	$86.95	(1.3)%	–	–
Holiday Inn
Occupancy	67.6%	0.6ppt	74.0%	0.7ppt	95.5%	1.5ppt
Average daily rate	$102.73	(3.2)%	$98.26	(2.8)%	$114.04	2.8%
RevPAR	$69.40	(2.4)%	$72.68	(1.9)%	$108.90	4.5%
Holiday Inn Express
Occupancy	66.8%	(1.0)ppt	70.6%	5.8ppt	–	–
Average daily rate	$64.37	(6.6)%	$64.64	(6.1)ppt	–	–
RevPAR	$42.97	(7.9)%	$45.63	2.3%	–	–
Staybridge Suites
Occupancy	–	–	71.8%	(4.2)ppt	–	–
Average daily rate	–	–	$162.21	3.3%	–	–
RevPAR	–	–	$116.41	(2.4)%	–	–
Other
Occupancy	79.5%	(3.3)ppt	88.9%	(1.3)ppt	–	–
Average daily rate	$68.07	0.6%	$93.69	12.3%	–	–
RevPAR	$54.12	(3.4)%	$83.28	10.7%	–	–

	Franchised		Managed		Owned and leased
Greater China	2016	Change vs 2015	2016	Change vs 2015	2016	Change vs 2015
InterContinental
Occupancy	83.6%	(0.6)ppt	60.5%	1.8ppt	–	–
Average daily rate	$206.81	(4.1)%	$132.63	(1.3)%	–	–
RevPAR	$172.80	(4.7)%	$80.19	1.7%	–	–
Crowne Plaza
Occupancy	–	–	59.9%	3.4ppt	–	–
Average daily rate	–	–	$84.36	(1.5)%	–	–
RevPAR	–	–	$50.53	4.5%	–	–
Hotel Indigo
Occupancy	–	–	67.9%	(2.3)ppt	–	–
Average daily rate	–	–	$178.21	0.9%	–	–
RevPAR	–	–	$120.95	(2.4)%	–	–
Holiday Inn
Occupancy	75.2%	(5.0)ppt	66.4%	3.9ppt	–	–
Average daily rate	$111.48	(8.5)%	$73.75	(3.2)%	–	–
RevPAR	$83.82	(14.2)%	$48.93	2.9%	–	–
Holiday Inn Express
Occupancy	72.1%	(10.5)ppt	72.7%	2.1ppt	–	–
Average daily rate	$36.15	13.5%	$51.24	0.6%	–	–
RevPAR	$26.06	(1.0)%	$37.26	3.5%	–	–

Other financial information IHG Annual Report and Form 20-F 2016 159

Directors’ Report

This Directors’ Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Corporate Governance Statement approved by the Board is provided on pages 48 to 63 and incorporated by reference herein.

Subsidiaries, joint ventures and associated undertakings

The Group has over 300 subsidiaries, joint ventures and associated undertakings. A complete list of these entities is provided at note 33 of the Group Financial Statements on pages 143 and 145.

Directors

For biographies of the current Directors see pages 50 and 51.

Directors’ and officers’ (D&O) liability insurance and existence of qualifying indemnity provisions

The Company maintains the Group’s D&O liability insurance policy, which covers Directors and officers of the Company defending civil proceedings brought against them in their capacity as Directors or officers of the Company (including those who served as Directors or officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2016.

Articles of Association

The Company’s Articles of Association may only be amended by special resolution and are available on the Company’s website at www.ihgplc.com/investors under Corporate governance. A summary is provided on pages 169 and 170.

Shares

Share capital

The Company’s issued share capital at 31 December 2016 consisted of 206,379,760 ordinary shares of 18 318/329 pence each, including 8,862,380 shares held in treasury, which constitute 4.3 per cent of the total issued share capital (including treasury shares). There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2016:

•	903,600 shares were transferred from treasury to the employee share ownership trust; and

•	the Company’s issued share capital was subject to a five for six share consolidation effective as of 9 May 2016 (see page 153).

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value-creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.

Share issues and buybacks

In 2016, the Company did not issue any new shares, nor did it buy back any existing shares.

Dividends

In 2016, the Company announced a $1,500m return of funds to shareholders via special dividend and share consolidation on the basis of five ordinary shares of 18 318/329 pence per share for every six existing ordinary shares of 15 265/329 pence each (effective as of 9 May 2016).

Dividend	Ordinary shares	ADRs
Special dividend	438.2p	632.9¢
A special dividend was paid to shareholders on the register on 6 May 2016
Interim dividend	22.6p	30.0¢
An interim dividend was paid on 7 October 2016 to shareholders on the register at the close of business on 2 September 2016
Final dividend	64.0¢[a]	64.0¢
Subject to shareholder approval, payable on 22 May to shareholders on the register at the close of business on 5 May

[a]	The sterling amount of the final dividend will be announced on 11 May 2017 using the average of the daily exchange rates from 8 May 2017 to 10 May 2017 inclusive.

Major institutional shareholders 31 December 2016

As at 31 December 2016, the Company had been notified of the following significant holdings in its ordinary shares under the UK Disclosure and Transparency Rules (DTRs):

	As at 31 December 2016		As at 22 February 2016		As at 16 February 2015
Shareholder	Ordinary shares /ADSs[a]	%[a]	Ordinary shares /ADSs[a]	%[a]	Ordinary shares /ADSs[a]	%[a]
BlackRock,	10,930,440[b]	5.53	12,916,001[b]	5.47	n/a	n/a
Inc.
Boron	11,850,000	5.02	11,850,000	5.02	7,500,000	3.18
Investments
BV
Cedar Rock	14,923,417	5.07	14,923,417	5.07	14,923,417	5.07
Capital
Limited
Fundsmith	10,222,246	5.18	n/a	n/a	n/a	n/a
LLP
The Capital	n/a	n/a	n/a	n/a	8,557,888	3.30
Group
Companies,
Inc.

[a]	The number of shares and percentage of voting rights was determined at the time of the relevant disclosures made in accordance with Rule 5 of the DTRs and doesn’t reflect the impact of any share consolidation or any changes in shareholding subsequent to the date of notification that are not required to be notified to us under the DTRs.
[b]	Total shown includes 473,742 contracts for difference and 523,127 qualifying financial instruments to which voting rights are attached.

In the period from 31 December 2016 to 20 February 2017 no further notifications have been received. The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements the operation of which may result in a change in its control.

For further details on shareholder profiles, see page 180.

160 IHG Annual Report and Form 20-F 2016 Additional Information

2016 share awards and grants to employees

Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market or from shares held in treasury; however, the Board continues to review this policy. The Company’s share plans incorporate the current Investment Associations’ guidelines on dilution which provide that commitments to new shares or re-issue treasury shares under executive plans should not exceed 5% of the issued ordinary share capital of the company (adjusted for share issuance and cancellation) in any 10 year period. During the financial year ended 31 December 2016, the Company transferred 903,600 treasury shares (0.4% of issued share capital) to satisfy obligations under its share plans.

The estimated maximum dilution from awards made under the Company’s shareplans over the last 10 years is 1.9%.

As at 31 December 2016, no options were outstanding. The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

Employee share ownership trust (ESOT)

IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During 2016, the ESOT released 1,290,460 shares and at 31 December 2016 it held 846,236 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

Future business developments of the Group

Further details on these are set out in the Strategic Report on pages 2 to 45.

Employees and Code of Conduct

Having a predominantly franchised and managed business model means that not all of those people who work at hotels operated under our brands are our employees. When the Group’s entire estate is taken into account (including those working in our franchised and managed hotels), over 350,000 people worked globally across IHG’s brands as at 31 December 2016.

IHG employed the following as at 31 December 2016:

•	6,587 people worldwide (including those in our corporate offices, central reservations offices and owned hotels (excluding those in a category below), whose costs were borne by the Group;

•	5,434 people who worked directly on behalf of the System Fund and whose costs were borne by the System Fund; and

•	22,002 General Managers and (in the US predominantly) other hotel workers, who work in managed hotels, who have contracts or letters of service with IHG and whose costs are borne by those hotels.

See notes 3 and 32 of the Group Financial Statements on pages 111 and 162 for more information.

We continue to focus on providing an inclusive environment, in which employees are valued for who they are and what they bring to the Group, and in which talented individuals are retained through all levels of the organisation – see pages 14 and 15.

We also look to appoint the most appropriate person for the job and are committed to providing equality of opportunity to all employees without discrimination. Every effort is made to ensure that applications for employment from disabled employees are fully and fairly considered and that disabled employees have equal opportunities to training, career development and promotion.

The Code of Conduct applies to all Directors, officers and employees and complies with the NYSE rules as set out in Section 406 of the US Sarbanes-Oxley Act 2002. Further details can be found on page 176.

For more information on the Group’s employment policies, including equal opportunities, employee communications and development, see pages 18 and 19.

Directors’ Report IHG Annual Report and Form 20-F 2016 161

DIRECTORS’ REPORT CONTINUED

Greenhouse gas (GHG) emissions

By delivering more environmentally sustainable hotels, we can drive cost efficiencies for owners and meet the expectations of all our stakeholders. We recognise the importance of reducing our global GHG emissions for corporate offices and hotels – our target is to reduce our carbon footprint per occupied room by 12 per cent across our entire estate by 31 December 2017 (against a 2012 baseline). See page 25 for progress.

Reporting boundary	Measure	2016[a]	2015[a]
Global – corporate	Scope 1 Direct	1,523,036.72	1,421,059.96
offices and	emissions (tCO2e)
franchised,	Scope 2 Indirect	3,965,854.95	3,802,419.31
managed,	emissions (tCO2e)
owned and	Total GHG	5,488,891.67	5,223,479.27
leased hotels[b]	emissions (tCO2e)
(a KPI and part of	IHG’s chosen intensity	31.30	31.39
our five-year targets)	measurement GHG
	emissions per occupied
	room (kgCO2e per
	occupied room)
Global – corporate	Scope 1 Direct	557,848.94	514,546.74
offices and managed,	emissions (tCO2e)
owned and	Scope 2 Indirect	1,922,767.88	1,817,196.67
leased hotels[b]	emissions (tCO2e)
(as required under	Total GHG	2,480,616.83	2,331,743.40
the Companies Act 2006)	emissions (tCO2e)
	IHG’s chosen intensity	52.19	53.20
	measurement GHG
	emissions per occupied
	room (kgCO2e per
	occupied room)

[a]	Reporting period commencing on 1 October and ending on 30 September – due to the delay in hotels receiving their energy bills it is not possible to report accurately GHG emissions from 1 January to 31 December.
[b]	Includes all of our branded hotels but does not include emissions from 105 hotels. We do not have sufficient data to estimate their emissions and believe them to be immaterial.

Scope

We report Scope 1 and Scope 2 emissions as defined by the GHG protocol as follows:

•	Scope 1 (Direct emissions): combustion of fuel and operation of facilities; and

•	Scope 2 (Indirect emissions): electricity, heat, steam and cooling purchased for own use.

Methodology

We have worked with external consultants to give us an up-to-date picture of IHG’s carbon footprint and to assess our performance over the past few years. The external consultants use a sampling and extrapolation methodology to estimate our GHG emissions. For 2016, in line with the methodology set out in the GHG Protocol Corporate Standard, the sample covered 4,267 (86%) of our 4,970 hotels. As IHG’s System size is continually changing and the number of hotels reporting data to the IHG Green Engage system increases annually, we are restating the impacts for all years from the baseline year (2012) annually to enable comparisons to be made.

Finance

Political donations

The Group made no political donations under the Companies Act during the year and proposes to maintain this policy.

Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 20 to the Group Financial Statements on pages 128 to 131.

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole:

•	the 10-year £400m bond issued by the Company on 28 November 2012, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued;

•	the $1.275bn syndicated loan facility agreement dated 30 March 2015 and maturing in March 2021, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable;

•	the 10-year £300m bond issued by the Company on 14 August 2015, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued; and

•	the 10-year £350 million bond issued by the Company on 24 August 2016, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

Further details on material contracts are set out on page 171 .

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

Disclosure of information to Auditor

For details, see page 85.

Events after the reporting period

In February 2017, we proposed a further $400 million return of funds to shareholders via a special dividend with share consolidation.

Listing Rules – compliance with LR 9.8.4C

Section	Applicable sub-paragraph within LR 9.8.4C	Location
1	Interest capitalised	Group Financial
Statements, note 6,
page 113
4	Details of long-term incentive schemes	Directors’ Remuneration
Report, pages 66 to 75

The above table sets out only those sections of LR 9.8.4C which are relevant. The remaining sections of LR 9.8.4 are not applicable.

162 IHG Annual Report and Form 20-F 2016 Additional Information

Going concern

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 47 and in the Group information on pages 128 to 131. Information on the Group’s treasury management policies can be found in note 22 to the Group Financial Statements on pages 91 to 97. In February 2016, the Group extended the maturity of its $1.275bn facility to March 2021 and a further one-year extension is exercisable in 2017. In August 2016, the Group issued a ten-year £350m bond which replaces the £250m bond that matured in December 2016.

At the end of 2016, the Group was trading significantly within its banking covenants and debt facilities.

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

Please see page 22 for the Directors’ assessment of the viability of the Group.

By order of the Board,

George Turner

Company Secretary

InterContinental Hotels Group PLC

Registered in England and Wales, Company number 5134420

20 February 2017

Directors’ Report IHG Annual Report and Form 20-F 2016 163

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

Recent acquisitions and divestitures

•	The Group agreed to sell InterContinental Paris – Le Grand on 7 December 2014 for €330 million, and the transaction was completed on 20 May 2015.

•	The Group agreed to acquire Kimpton Hotels & Restaurants on 15 December 2014, and the transaction was completed on 16 January 2015 for $430 million (before working capital adjustments and cash acquired).

•	The Group agreed to sell InterContinental Hong Kong on 10 July 2015 for $938 million, and the transaction was completed on 30 September 2015.

•	The Group also divested a number of investments for total proceeds of $25 million in 2016.

Capital expenditure

•	Capital expenditure in 2016 totalled $241 million compared with $264 million in 2015 and $271 million in 2014.

•	At 31 December 2016, capital committed (being contracts placed for expenditure on property, plant and equipment, and intangible assets not provided for in the Group Financial Statements) totalled $97 million.

•	The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $36 million, based on current forecasts.

Risk factors

The Group is subject to a variety of inherent risks that may have an adverse impact on its business operations, financial condition, turnover, profits, brands and reputation. This section describes the main risks that could materially affect the Group’s business. The risks below are not the only ones that the Group faces. Some risks are not yet known to the Group and some risks that the Group does not currently believe to be material could later turn out to be material.

The risk factors should also be considered in connection with any financial and forward-looking information in this Annual Report and Form 20-F and the cautionary statements regarding forward-looking statements on page 188.

The Group is exposed to the risks of political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation and availability of credit and currency fluctuations that could lower revenues and reduce income. The outlook for 2017 may worsen due to uncertainty in Greater China and the Eurozone, the impact of declining commodity prices (including oil) on economies dependent on such exports, and continued unrest in parts of the Middle East and Africa. The interconnected nature of economies suggests any of these, or other events, could trigger a recession that reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group’s ability to secure and retain franchise or management agreements. Specifically, the Group is most exposed to the US market and, increasingly, to Greater China.

Accordingly, the Group is particularly susceptible to adverse changes in these economies as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the availability of capital to current and potential owners, which could impact existing operations and the health of the pipeline.

164 IHG Annual Report and Form 20-F 2016 Additional Information

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

The Group is exposed to increasing competition from online travel agents and intermediaries

A proportion of the Group’s bookings originate from large multinational, regional and local online travel agents and intermediaries with which the Group has contractual arrangements and to which it pays commissions. These platforms offer a wide breadth of products, often across multiple brands, have growing booking and review capabilities, and may create the perception that they offer the lowest prices. Some of these online travel agents and intermediaries have strong marketing budgets and aim to create brand awareness and brand loyalty among consumers and may seek to commoditise hotel brands through price and attribute comparison. Further, if these companies continue to gain market share, they may impact the Group’s profitability, undermine the Group’s own booking channels and value to its hotel owners, and may be able to increase commission rates and negotiate other favourable contract terms.

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

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the IHG System or to secure management contracts. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance may restrict the supply of suitable hotel development opportunities under franchise or management agreements. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group, including, for example, the unwillingness of franchisees to support brand improvement initiatives. This could result in franchisees prematurely terminating contracts which would adversely impact the overall IHG System size and the Group’s financial performance.

The Group is exposed to inherent risks in relation to changing technology and systems

As the use of the internet and mobile technology grows and customer needs evolve at pace, the Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems may put the Group at a competitive disadvantage. In addition, the technologies or systems that the Group chooses to deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. Any such failure could adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, incur substantial costs or face other losses. This could further impact the Group’s reputation in regards to innovation.

Group information IHG Annual Report and Form 20-F 2016 165

GROUP INFORMATION CONTINUED

Risk factors continued

The Group is reliant on the reputation of its brands and is exposed to inherent reputation risks

Any event that materially damages the reputation of one or more of the Group’s brands and/or fails to sustain the appeal of the Group’s brands to its customers and owners may have an adverse impact on the value of that brand and subsequent revenues from that brand or business. In particular, if the Group is unable to create consistent, valued, and quality products and guest experiences across the owned, managed and franchised estates, or if the Group, its franchisees or business partners fail to act responsibly, this could result in an adverse impact on its brand reputation. In addition, the value of the Group’s brands could be influenced by a number of external factors outside the Group’s control, such as, but not limited to, changes in sentiments against global brands, changes in applicable regulations related to the hotel industry or to franchising, successful commoditisation of hotel brands by online travel agents and intermediaries, or changes in owners’ perceptions of the value of the Group.

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

The Group is exposed to the risks related to information security and data privacy

The Group is increasingly dependent upon the availability, integrity and confidentiality of information, including, but not limited to: guest and employee credit card, financial and personal data, and business performance, financial reporting and commercial development. The information is sometimes held in different formats such as digital, paper, voice recordings and video and could be stored in many places, including facilities managed by third-party service providers. The threats towards the Group’s information are dynamic, and include cyber attacks, fraudulent use, loss or misuse by employees and breaches of our vendors’ security arrangements amongst others. The legal and regulatory environment around data privacy and requirements set out by the payment-card industry surrounding information security across the many jurisdictions in which the Group operates are constantly evolving. If the Group fails to appropriately protect information and ensure relevant controls are in place to enable the appropriate use and release of information through the appropriate channels in a timely and accurate manner, IHG System performance, guest experience and the reputation of the Group may be adversely affected. This could lead to revenue losses, fines, penalties, litigation and other additional costs.

During the first half of 2016, the Group was notified of a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data (the Kimpton Security Incident) and

166 IHG Annual Report and Form 20-F 2016 Additional information in December 2016 the Group was notified of a security incident at a number of hotels in the Americas region (the Americas Security Incident). In both instances, we launched an investigation and engaged third-party cyber security experts. The investigation concerning the Kimpton Security Incident identified unauthorised access to payment card information and is now closed. A class action has been filed in the courts in relation to the Kimpton Security Incident, although alleged damages have not been specified. The Americas Security Incident investigation is on-going. The Group may be exposed to investigations and fines for non-compliance with applicable data security standards and State and Federal regulatory fines and to legal action from individuals and organisations impacted by the incidents. We may be subject to future cyber threats including attempts to breach our systems and other similar incidents. Because of the dynamic nature of cyber threats, the scope and complexity of our information technology infrastructure and our reliance on third parties to support and protect our infrastructure and our data, we may be vulnerable to cyber threats. In addition, although we carry insurance that is designed to protect us against certain losses related to cyber risks, such insurance coverage may be insufficient to cover the Group in respect of all losses or all types of claims that may arise in connection with cyber attacks, security breaches and other related breaches.

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

Directors’ and Executive Committee members’ shareholdings

As at 20 February 2017: (i) Executive Directors had the number of beneficial interests in shares (including Directors’ share awards under IHG’s share plans) set out in the table on page 72; (ii) Non-Executive Directors had the number of beneficial interests in shares set out in the table on page 74; and (iii) Executive Committee members had the number of beneficial interests in shares (including members’ share awards under IHG’s share plans) set out in the table below. These shareholdings indicate all Directors’ or Executive Committee members’ beneficial interests and those held by their spouses and other connected persons. As at 20 February 2017, no Director or Executive Committee member held more than 0.3 per cent of the total issued share capital. None of the Directors have a beneficial interest in the shares of any subsidiary.

	Number of shares held outright			APP deferred share awards			LTIP share awards (unvested)			Total number of shares held
Executive Committee member	20 Feb 2017	31 Dec 2016	31 Dec 2015	20 Feb 2017	31 Dec 2016	31 Dec 2015	20 Feb 2017	31 Dec 2016	31 Dec 2015	20 Feb 2017	31 Dec 2016	31 Dec 2015
Keith Barr	18,767	18,767	22,522	26,876	26,876	29,557	92,902	92,902	96,044	138,545	138,545	148,123
Angela Brav	27,270	27,270	32,724	23,996	23,996	25,569	80,709	80,709	86,969	131,975	131,975	145,262
Federico Lalatta Costerbosa	–	–	n/a	18,401	18,401	n/a	59,202	59,202	n/a	77,603	77,603	n/a
Yasmin Diamond	–	–	n/a	6,351	6,351	n/a	38,363	38,363	n/a	44,714	44,714	n/a
Elie Maalouf	2,481	2,481	–	10,810	10,810	–	96,052	96,052	73,662	109,343	109,343	73,622
Kenneth Macpherson	7,600	7,600	7,472	24,569	24,569	31,279	74,344	74,344	73,861	106,513	106,513	112,612
Eric Pearson	–	–	–	24,636	24,636	28,748	86,264	86,264	90,087	110,900	110,900	118,835
Ranjay Radhakrishnan	–	–	n/a	25,061	25,061	n/a	31,836	31,836	n/a	56,897	56,897	n/a
Jan Smits	–	–	30,476	23,724	23,724	28,742	71,755	71,755	86,177	95,479	95,479	145,395
George Turner	–	18,000	17,975	21,815	21,815	26,047	76,744	76,744	80,914	98,559	116,559	124,936

Group information IHG Annual Report and Form 20-F 2016 167

GROUP INFORMATION CONTINUED

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

Further details on the policy for determination of termination payments are included in the Directors’ Remuneration Policy, which is available on IHG’s website at www.ihgplc.com/investors under Corporate governance in the Directors’ Remuneration Policy section.

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

Fees and charges payable by a depositary

JPMorgan Chase Bank N.A. (JPMorgan or the ADR Depositary) is the depositary for IHG’s ADR programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 4 New York Plaza, 12th Floor, New York, NY 10004, US. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR programme and incurred by the Company in connection with the ADR programme. During the year ended 31 December 2016, the Company received $300,000 from the ADR Depositary in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements, investor relations programmes, and advertising and public relations expenditure.

168 IHG Annual Report and Form 20-F 2016 Additional Information

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

Directors

Under the Articles, a Director may have an interest in certain matters (Permitted Interest) without the prior approval of the Board, provided he has declared the nature and extent of such Permitted Interest at a meeting of the Directors or in the manner set out in Section 184 or Section 185 of the Companies Act.

Any matter in which a Director has a material interest, and which does not comprise a Permitted Interest, must be authorised by the Board in accordance with the procedure and requirements contained in the Articles. In particular, this includes the requirement that a Director may not vote on a resolution to authorise a matter in which he is interested, nor may he count in the quorum of the meeting at which such business is transacted.

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

As such, a Director has no power, in the absence of an independent quorum, to vote on compensation to himself, but may vote on a resolution (and may count in the quorum of the meeting at which it was passed) to award compensation to Directors provided those arrangements do not confer a benefit solely on him.

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

Group information IHG Annual Report and Form 20-F 2016 169

GROUP INFORMATION CONTINUED

Articles of Association continued

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

The Articles specify that each Director shall retire every three years at the AGM and, unless otherwise decided by the Directors, shall be eligible for re-election. However, the Code recommends that all directors of FTSE 350 companies submit themselves for election or re-election (as appropriate) by shareholders every year. Therefore, all Directors will retire and offer themselves for election or re-election at the 2017 AGM.

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

Rights in a winding-up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution is to be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to any special rights attaching to any class of shares.

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

In the UK, there is in place a national minimum wage under the National Minimum Wage Act 1998, as amended. At 31 December 2016, the minimum wage for individuals aged 18 to 20 was £5.55 per hour, aged 21 to 24 was £6.95 per hour and for those aged 25 or over was £7.20 per hour in each case, excluding apprentices aged under 19 years or, otherwise, in the first year of their apprenticeships. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK government.

None of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

170 IHG Annual Report and Form 20-F 2016 Additional Information

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

Syndicated Facility

On 30 March 2015, the Company signed a five-year $1.275 billion bank facility agreement (Syndicated Facility) with Bank of America Merrill Lynch International Limited, Barclays Bank plc, HSBC Bank PLC, SunTrust Robinson Humphrey, The Bank of Tokyo-Mitsubishi UFJ, Ltd and The Royal Bank of Scotland plc, all acting as joint bookrunners and The Bank of Tokyo-Mitsubishi UFJ, Ltd as facility agent. The Company may request to extend the term of the Syndicated Facility by up to two additional periods of 12 months, and exercised the first extension option in February 2016. The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated net debt to consolidated EBITDA ratio. The margin can vary between LIBOR + 0.40% and LIBOR + 1.00% depending on the level of the ratio. The Syndicated Facility was drawn as to $110m as at 31 December 2016.

Disposal of InterContinental Hong Kong

On 10 July 2015, a share sale and purchase agreement was entered into between Hotel InterContinental London (Holdings) Limited (a Group company) and Supreme Key Limited. Under the agreement, Hotel InterContinental London (Holdings) Limited agreed to sell Trifaith Investments Limited, the owner of InterContinental Hong Kong Limited, which in turn is the owner of InterContinental Hong Kong, to Supreme Key Limited. The gross sale proceeds agreed were $938 million in cash. The disposal completed on 30 September 2015.

In connection with the sale, IHG secured a 37-year management contract on the hotel, with three 10-year extension rights at IHG’s discretion, giving an expected contract length of 67 years.

Under the agreement, Hotel InterContinental London (Holdings) Limited gave certain customary warranties and indemnities to Supreme Key Limited.

£2 billion Euro Medium Term Note programme

In 2016, the Group updated its Euro Medium Term Note programme (Programme) and issued a tranche of £350 million 2.125% notes due 24 August 2026 (2016 Issuance).

On 11 August 2016, an amended and restated trust deed (Trust Deed) was executed by InterContinental Hotels Group PLC as issuer (Issuer), Six Continents Limited and InterContinental Hotels Limited as guarantors (Guarantors) and HSBC Corporate Trustee Company (UK) Limited as trustee (Trustee), pursuant to which the trust deed dated 27 November 2009, as supplemented by three supplemental trust deeds dated 7 July 2011, 9 November 2012 and 16 June 2015 between the same parties relating to the Programme, were amended and restated. Under the Trust Deed, the Issuer may issue notes (Notes) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £2 billion (or its equivalent in other currencies). Notes are to be issued in series (each a Series) in bearer form. Each Series may comprise one or more tranches (each a Tranche) issued on different issue dates. Each Tranche of Notes will be issued on the terms and conditions set out in the updated base prospectus dated 11 August 2016 (Base Prospectus) as amended and/or supplemented by a document setting out the final terms (Final Terms) of such Tranche or in a separate prospectus specific to such Tranche.

Under the Trust Deed, each of the Issuer and the Guarantors has given certain customary covenants in favour of the Trustee.

Final Terms were issued (pursuant to a previous base prospectus dated 9 November) on 26 November 2012, in respect of the issue of a Tranche of £400 million 3.875% Notes due 28 November 2022 (2012 Issuance). Final Terms were issued pursuant to the Base Prospectus on 12 August 2015 in respect of the 2015 Issuance. Final Terms were issued pursuant to the Base Prospectus on 22 August 2016 in respect of the 2016 Issuance.

The Final Terms issued under each of the 2012 Issuance, the 2015 Issuance and 2016 Issuance provide that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (Change of Control Period) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment-grade credit rated by the end of the Change of Control Period.

Further details of the Programme and the Notes are set out in the Base Prospectus, a copy of which is available (as is a copy of each of the Final Terms dated 26 November 2012 relating to the 2012 Issuance, the Final Terms dated 12 August 2015 relating to the 2015 Issuance and the Final Terms dated 22 August 2016 relating to the 2016 Issuance) on the Company’s website at www.ihgplc.com. The Notes issued pursuant to the 2012 Issuance, the Notes issued pursuant to the 2015 Issuance and the Notes issued pursuant to the 2016 Issuance are referred to as ‘£400 million 3.875% bonds’, ‘£300 million 3.750% bonds’ and ‘£350 million 2.125% bonds’ respectively in the Group Financial Statements.

On 11 August 2016, the Issuer and the Guarantors entered into an amended and restated agency agreement (Agency Agreement) with HSBC Bank plc as principal paying agent and the Trustee, pursuant to which the Issuer and the Guarantors appointed paying agents and calculation agents in connection with the Programme and the Notes.

Under the Agency Agreement, each of the Issuer and the Guarantors has given a customary indemnity in favour of the paying agents and the calculation agents.

On 11 August 2016, the Issuer and the Guarantors entered into a dealer agreement (Dealer Agreement) with HSBC Bank plc as arranger and Barclays Bank PLC, HSBC Bank plc, SunTrust Robinson Humphrey, Inc., Merrill Lynch International, MUFG Securities EMEA plc and The Royal Bank of Scotland plc as dealers (Dealers), pursuant to which the Dealers were appointed in connection with the Programme and the Notes.

Under the Dealer Agreement, each of the Issuer and the Guarantors has given customary warranties and indemnities in favour of the Dealers.

Group information IHG Annual Report and Form 20-F 2016 171

GROUP INFORMATION CONTINUED

Legal proceedings

Group companies have extensive operations in the UK, as well as internationally, and are involved in a number of legal claims and proceedings incidental to those operations. It is the Company’s view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. Notwithstanding the above, the Company notes the matters set out below. Litigation is inherently unpredictable and, as of 20 February 2017, the outcome of these matters cannot be reasonably determined.

A claim was filed on 9 July 2013 by Pan-American Life Insurance Company against Louisiana Acquisitions Corp. and InterContinental Hotels Corporation. The claimant originally identified eight causes of action with the respect to the management and sale of InterContinental New Orleans. The following claims remain pending: claims for breach of fiduciary duty, fraud, civil conspiracy, alter ego, and unfair trade practices. As of 20 February 2017, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is probable or to estimate the amount of any loss.

A claim was filed on 5 July 2016 by CPTS Hotel Lessee, LLC against Holiday Hospitality Franchising, LLC (HHF). The claimant alleges breach of the license agreement and seeks a declaratory judgment from the court that it has the right to terminate its license with HHF. HHF and InterContinental Hotels Group Resources, Inc. filed a claim against CPTS Hotel Lessee, LLC also seeking a declaratory judgment and alleging breach of contract and fraud. As of 20 February 2017, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is probable or to estimate the amount of any loss.

A claim was filed on 20 September 2016 against Kimpton Hotel and Restaurant Group, LLC, seeking class action status and alleging breach of implied contract, negligence, and deceptive business practices related to an alleged data breach. As of 20 February 2017, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to make a reliable estimate of the possible financial effect of any claims.

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

172 IHG Annual Report and Form 20-F 2016 Additional Information

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

The following disclosures assumes that the Company is not, and will not become, a positive foreign investment company (PFIC), as described below.

Taxation of dividends

UK taxation

Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

A US holder who is not resident for UK tax purposes in the UK and who is not trading in the UK will generally not be liable for UK taxation on dividends received in respect of the ADSs or ordinary shares.

US federal income taxation

A US holder is generally subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of the Company’s current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because the Company has not historically maintained, and does not currently maintain, books in accordance with US tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company’s current and accumulated earnings and profits as computed for US federal income tax purposes. As a result, it is expected that amounts distributed will be reported to the Internal Revenue Service (IRS) as dividends.

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

Shareholder information IHG Annual Report and Form 20-F 2016 173

SHAREHOLDER INFORMATION CONTINUED

Taxation continued

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

PFIC rules

Based on the manner in which the Group operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company’s ADSs) the Company believes that it was not a PFIC for US federal income tax purposes for its 2016 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were a PFIC for any taxable year during which a US holder owned ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any ‘excess distribution’ received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125 per cent of the average amount of distributions received during a specified prior period), and the preferential rates for qualified dividend income described above would not apply.

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

Additional tax considerations

UK inheritance tax

An individual who is neither domiciled nor deemed domiciled in the UK (under certain existing UK rules relating to previous domicile or long residence, or under proposed expanded UK rules expected to take effect from 6 April 2017) is only chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. As a matter of UK law, it is not clear whether the situs of an ADS for UK inheritance tax purposes is determined by the place where the depositary is established and records the entitlements of the deposit holders, or by the situs of the underlying share which the ADS represents, but the UK tax authorities may take the view that the ADSs, as well as the ordinary shares, are or represent UK-situs assets.

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

174 IHG Annual Report and Form 20-F 2016 Additional Information

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

US backup withholding and information reporting

Payments of dividends and sales proceeds with respect to ADSs and ordinary shares may be reported to the Internal Revenue Service (IRS) and to the US holder. Backup withholding may apply to these reportable payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its

US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to information reporting and backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. US holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Certain US holders who are individuals, or entities closely held by individuals, may be required to report information relating to their ownership of non-US securities unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-US financial institutions). US holders should consult their tax advisers regarding any reporting obligations they may have with respect to the Company’s ordinary shares or ADSs.

Disclosure controls and procedures

As of the end of the period covered by this report, the Group carried out an evaluation under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Securities Exchange Act 1934).

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

Shareholder information IHG Annual Report and Form 20-F 2016 175

SHAREHOLDER INFORMATION CONTINUED

Summary of significant corporate governance

differences from NYSE listing standards

The Group’s statement of compliance with the principles and provisions specified in the UK Corporate Governance Code issued in September 2014 by the Financial Reporting Council (the Code) is set out on pages 62 and 63.

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

Independent Directors

The Code’s principles recommend that at least half the board, excluding the Chairman, should consist of independent Non-Executive directors. As at 20 February 2017, the Board consisted of the Chairman, independent at the time of his appointment, two Executive Directors and six Independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE set out five bright line tests for director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chairman and Chief Executive Officer

The Code recommends that the chairman and chief executive officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chairman and Chief Executive Officer were, as at 20 February 2017 and throughout 2016, fulfilled by separate individuals.

Committees

The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have audit, remuneration and nominating/corporate governance committees composed entirely of independent directors, as defined under the NYSE rules. The Company’s Nomination Committee consists only of Non-Executive Directors and the Company’s Audit and Remuneration Committees consists entirely of Non-Executive Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/governance committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nomination Committee is only responsible for nominating, for approval by the Board, candidates for appointment to the Board, although it also assists in developing the role of the Senior Independent Non-Executive Director. The Company’s Nomination Committee consists of the Chairman and all the Independent Non-Executive Directors.

The Chairman of the Company is not a member of either the Remuneration or the Audit Committee. As set out on page 57, the Audit Committee is chaired by an Independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’.

Non-Executive Director meetings

NYSE rules require that non-management directors of US companies must meet on a regular basis without management present, and independent directors must meet separately at least once per year. The Code requires: (i) the Board Chairman to hold meetings with the Non-Executive Directors without the Executive Directors present; and (ii) the Non-Executive Directors to meet at least annually without the Chairman present to appraise the Chairman’s performance. The Company’s Non-Executive Directors have met frequently without Executive Directors being present, and intend to continue this practice, after every Board meeting if possible.

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

Code of Conduct

The NYSE requires companies to adopt a code of business conduct and ethics, applicable to directors, officers and employees. Any waivers granted to directors or officers under such a code must be promptly disclosed. As set out on page 161, IHG’s Code of Conduct is applicable to all Directors, officers and employees, and further information on the Code of Conduct is available on the Company’s website at www.ihgplc.com/investors under Corporate governance. No waivers have been granted under the Code of Conduct.

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

176 IHG Annual Report and Form 20-F 2016 Additional Information

Selected five-year consolidated financial information

The selected consolidated financial data set forth in the table below for the years ended 31 December 2012, 2013, 2014, 2015 and 2016 have been prepared in accordance with IFRS as issued by the IASB and in accordance with IFRS as adopted by the EU, and is derived from the Group Financial Statements, which have been audited by its independent registered public accounting firm, Ernst & Young LLP.

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

Group income statement data

	$m, except earnings per ordinary share
For the year ended 31 December	2016	2015		2014	2013	2012
Revenue	1,715		1,803	1,858	1,903	1,835
Total operating profit before exceptional items	707		680	651	668	605
Exceptional items	(29)		819	29	5	(4)
Total operating profit	678		1,499	680	673	601
Financial income	6		5	3	5	3
Financial expenses	(93)		(92)	(83)	(78)	(57)
Profit before tax	591		1,412	600	600	547
Tax:
On profit before exceptional items	(186)		(180)	(179)	(175)	(151)
On exceptional items	12		(8)	(29)	(6)	1
Exceptional tax	–		–	–	(45)	141
	(174)		(188)	(208)	(226)	(9)
Profit for the year from continuing operations:	417		1,224	392	374	538
Attributable to:
Equity holders of the parent	414		1,222	391	372	537
Non-controlling interest	3		2	1	2	1
Earnings per ordinary share (continuing and total operations):
Basic	195.3	¢	520.0¢	158.3¢	140.9¢	187.1¢
Diluted	193.5	¢	513.4¢	156.4¢	139.3¢	183.9¢

Group statement of financial position data

	$m, except number of shares
31 December	2016	2015	2014	2013	2012
Goodwill and other intangible assets	1,292	1,226	643	518	447
Property, plant and equipment	419	428	741	1,169	1,056
Investments and other financial assets	359	420	368	321	239
Non-current trade and other receivables	8	3	3	–	–
Retirement benefit assets	–	–	8	7	99
Non-current tax receivable	23	37	34	16	24
Deferred tax assets	48	49	87	108	204
Current assets	778	1,606	624	700	852
Assets classified as held for sale	–	–	310	228	534
Total assets	2,927	3,769	2,818	3,067	3,455
Current liabilities	1,134	1,369	943	928	972
Long-term debt	1,606	1,239	1,569	1,269	1,242
Net (liabilities)/assets	(759)	319	(717)	(74)	317
Equity share capital	141	169	178	189	179
IHG shareholders’ equity	(767)	309	(725)	(82)	308
Number of shares in issue at end of the year (millions)	206	248	248	269	268

Shareholder information IHG Annual Report and Form 20-F 2016 177

SHAREHOLDER INFORMATION CONTINUED

Return of funds

Since March 2004, the Group has returned over £5.9bn of funds to shareholders by way of special dividends, capital returns and share repurchase programmes. On 23 February 2016, the Company announced a $1,500m return of funds to shareholders via special dividend with share consolidation. The special dividend was paid on 23 May 2016.

Return of funds programme	Timing	Total return		Returned to date
£501m special dividend[a]	Paid in December 2004	£501m		£501m
£250m share buyback	Completed in 2004	£250m		£250m
£996m capital return[a]	Paid in July 2005	£996m		£996m
£250m share buyback	Completed in 2006	£250m		£250m
£497m special dividend[a]	Paid in June 2006	£497m		£497m
£250m share buyback	Completed in 2007	£250m		£250m
£709m special dividend[a]	Paid in June 2007	£709m		£709m
£150m share buyback	n/ab	£150m		£120m
$500m special dividenda, c	Paid in October 2012	£315m	[d]	£315m	[e]
		($500m	)	($505m	)
$500m share buyback	Completed in 2014	£315m	[d]	£315m
		($500m	)	($500m	)[f]
$350m special dividend	Paid in October 2013	£229m	[g]	£228m
		($350m	)	($355m	)[h]
$750m special dividend[a]	Paid in July 2014	£447m	[i]	£446m
		($750m	)	($763m	)[j]
$1,500m special dividend[a]	Paid in May 2016	£1,038m	[k]	£1,036m
		($1,500m	)	($1,500m	)
Total		£5,947m		£5,913m

[a]	Accompanied by a share consolidation.
[b]	This programme was superseded by the share buyback programme announced on 7 August 2012.
[c]	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.
[d]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.
[e]	Sterling dividend translated at $1=£0.624.
[f]	Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).
[g]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.
[h]	Sterling dividend translated at $1=£0.644.
[i]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.
[j]	Sterling dividend translated at $1=£0.5845.
[k]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 =£0.6923, as announced on 12 May 2016.

Purchases of equity securities by the Company and affiliated purchasers

During the financial year ended 31 December 2016, 269,935 ordinary shares were purchased by the Company’s employee share ownership trust, at prices ranging from 2,577 pence to 2,593 pence per share, for the purpose of satisfying future share awards to employees.

			Total number of shares	Maximum number
			(or units) purchased as	of shares (or units) that may
	Total number of shares	Average price paid	part of publicly announced plans	be purchased under the plans or
	(or units) purchased	per share (or unit)	or programmes	programmes
Month 1	200,000	2,593.0763	nil	23,611,725[a]
Month 2	69,935	2,576.8975	nil	23,611,725[a]
Month 3 (no purchases this month)	nil	nil	nil	23,611,725[a]
Month 4 (no purchases this month)	nil	nil	nil	23,611,725[a]
Month 5 (no purchases this month)	nil	nil	nil	19,751,738[b]
Month 6 (no purchases this month)	nil	nil	nil	19,751,738[b]
Month 7 (no purchases this month)	nil	nil	nil	19,751,738[b]
Month 8 (no purchases this month)	nil	nil	nil	19,751,738[b]
Month 9 (no purchases this month)	nil	nil	nil	19,751,738[b]
Month 10 (no purchases this month)	nil	nil	nil	19,751,738[b]
Month 11 (no purchases this month)	nil	nil	nil	19,751,738[b]
Month 12 (no purchases this month)	nil	nil	nil	19,751,738[b]

[a]	Reflects the resolution passed at the Company’s AGM held on 8 May 2015.
[b]	Reflects the resolution passed at the Company’s AGM held on 6 May 2016.

178 IHG Annual Report and Form 20-F 2016 Additional Information

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

	£ per ordinary share		$ per ADS[a]
Year ended 31 December	high	low	high	low
2012	17.25	11.60	27.82	18.25
2013	20.39	17.37	33.54	26.90
2014	27.10	18.66	42.51	30.88
2015	28.80	22.09	43.55	33.52
2016	36.38	21.84	44.67	32.11
Quarters in the year ended 31 December
2015
First quarter	27.56	25.33	41.59	38.32
Second quarter	28.80	25.66	43.55	38.90
Third quarter	27.43	22.09	42.68	33.52
Fourth quarter	27.74	22.87	40.41	34.91
2016
First quarter	28.71	21.84	41.27	32.11
Second quarter	29.28	25.25	41.86	35.14
Third quarter	33.65	27.59	44.67	36.81
Fourth quarter	36.38	30.21	44.33	38.16
2017
First quarter (to 20 February)	38.89	36.66	48.33	44.96
Month ended
August 2016	33.65	30.14	44.67	40.31
September 2016	32.85	30.98	43.95	40.66
October 2016	33.22	31.30	42.47	38.81
November 2016	33.31	30.21	41.94	38.16
December 2016	36.38	32.17	44.33	41.14
January 2017	37.85	36.66	47.43	44.96
February 2017 (to 20 February)	38.89	36.81	48.33	46.45

[a]	Fluctuations in the exchange rates between sterling and the US dollar will affect the dollar equivalent of the sterling price of the ordinary shares on the LSE and, as a result, are likely to affect the market price of ADSs.

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend		Total dividend		Special dividend
	pence	cents	pence	cents	pence	cents	pence		cents
2016	22.6	30.0	N/Aa	64.0	N/Aa	94.0	438.2	[b]	632.9	[b]
2015	17.7	27.5	40.3	57.5	58.0	85.0
2014	14.8	25.0	33.8	52.0	48.6	77.0	174.9	[b]	293.0	[b]
2013	15.1	23.0	28.1	47.0	43.2	70.0	87.1		133.0
2012	13.5	21.0	27.7	43.0	41.2	64.0	108.4	[b]	172.0	[b]
2011	9.8	16.0	24.7	39.0	34.5	55.0	–		–
2010	8.0	12.8	22.0	35.2	30.0	48.0	–		–
2009	7.3	12.2	18.7	29.2	26.0	41.4	–		–
2008[b]	6.4	12.2	20.2	29.2	26.6	41.4	–		–
2007	5.7	11.5	14.9	29.2	20.6	40.7	200	[b]	–
2006	5.1	9.6	13.3	25.9	18.4	35.5	118	[b]	–
2005	4.6	8.1	10.7	18.7	15.3	26.8	–		–
2004	4.3	7.7	10.0	19.1	14.3	26.8	72.0	[b]	–

[a]	The sterling amount of the final dividend will be announced on 11 May 2017 using the average of the daily exchange rates from 8 May 2017 to 10 May 2017 inclusive.
[b]	Accompanied by a share consolidation.
[c]	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.

Sharefolder information IHG Annual Report and Form 20-F 2016 179

SHAREHOLDER INFORMATION CONTINUED

Shareholder profiles

Shareholder profile by type as at 31 December 2016

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
Private individuals	37,186	94.29	10,731,170	5.43
Nominee companies	1,322	3.35	171,537,462	86.85
Limited and public limited companies	771	1.95	12,399,108	6.28
Other corporate bodies	154	0.39	2,787,306	1.41
Pension funds, insurance companies and banks	7	0.02	62,334	0.03
Total	39,440	100	197,517,380	100

Shareholder profile by size as at 31 December 2016

Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
1 – 199	26,328	66.75	1,600,862	0.81
200 – 499	7,255	18.40	2,263,937	1.15
500 – 999	3,093	7.84	2,136,043	1.08
1,000 – 4,999	2,037	5.16	3,903,056	1.98
5,000 – 9,999	200	0.51	1,401,141	0.71
10,000 – 49,999	273	0.69	6,049,459	3.06
50,000 – 99,999	80	0.20	5,868,279	2.97
100,000 – 499,999	112	0.28	25,611,958	12.97
500,000 – 999,999	32	0.08	22,940,558	11.61
1,000,000 and above	30	0.08	125,742,087	63.66
Total	39,440	100	197,517,380	100

Shareholder profile by geographical location as at 31 December 2016

Country/Jurisdiction	Percentage of issued share capital[a]
UK	53.0
Rest of Europe	15.2
US (including ADRs)	29.4
Rest of world	2.4
Total	100

[a]	The geographical profile presented is based on an analysis of shareholders (by manager) of 40,000 shares or above where geographical ownership is known. This analysis only captures 90.3% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/90.3 (1.107) to achieve the figures shown in the table above.

As of 20 February 2017, 14,821,077 ADSs equivalent to 14,821,077 ordinary shares, or approximately 7.18 per cent of the total issued share capital, were outstanding and were held by 573 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.

As of 20 February 2017, there were a total of 39,268 recorded holders of ordinary shares, of whom 261 had registered addresses in the US and held a total of 427,456 ordinary shares (0.21 per cent of the total issued share capital).

180 IHG Annual Report and Form 20-F 2016 Additional Information

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC.

Exhibit1[a]	Articles of Association of the Company (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 11 April 2011)
Exhibit 4(a)(i)	Amended and restated trust deed dated 11 August 2016 relating to a £2 billion Euro Medium Term Note Programme, among InterContinental Hotels PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited.
Exhibit 4(a)(ii)[a]	Share sale and purchase agreement relating to InterContinental Hong Kong, between Hotel InterContinental London (Holdings) Limited and Supreme Key Limited dated 10 July 2015 (incorporated by reference to Exhibit 4a(i) of the InterContinental Hotels Group plc Annual Report on Form 20-F (File No. 1 – 1040.9) dated 3 March 2016)
Exhibit 4(a)(iii)[a]	Five-year $1.275 billion bank facility agreement dated 30 March 2015, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citibank, N.A. London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd., London Branch, HSBC Bank plc, SunTrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Royal Bank Of Scotland plc, U.S. Bank National Association and Wells Fargo Bank N.A., London Branch (incorporated by reference to Exhibit 4a(iii) of the InterContinental Hotels Group plc Annual Report on Form 20-F (File No. 1 – 1040.9) dated 3 March 2016)
Exhibit 4(a)(iv)[a]	$400 million bank facility agreement dated 13 January 2015, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Merrill Lynch International Limited (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)
Exhibit 4(c)(i)[a]	Paul Edgecliffe-Johnson’s service contract dated 6 December 2013, commencing on 1 January 2014 (incorporated by reference to Exhibit 4(c) (i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)
Exhibit 4(c)(ii)[a]	Tracy Robbins’ service contract dated 9 August 2011 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 March 2012)
Exhibit 4(c)(iii)[a]	Richard Solomons’ service contract dated 16 March 2011, commencing on 1 July 2011 (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 11 April 2011)
Exhibit 4(c)(iv)[a]	Rules of the InterContinental Hotels Group Long Term Incentive Plan as amended on 2 May 2014 (incorporated by reference to Exhibit 4(c)(ix) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)
Exhibit 4(c)(v)[a]	Rules of the InterContinental Hotels Group Annual Performance Plan as amended on 2 May 2014 (incorporated by reference to Exhibit 4(c)(x) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)
Exhibit 8	List of subsidiaries as at 31 December 2016 (can be found on pages 143 to 145)
Exhibit 12(a)	Certification of Richard Solomons filed pursuant to 17 CFR 240.13a–14(a)
Exhibit 12(b)	Certification of Paul Edgecliffe-Johnson filed pursuant to 17 CFR 240.13a–14(a)
Exhibit 13(a)	Certification of Richard Solomons and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350
Exhibit 15(a)	Consent of independent registered public accounting firm, Ernst & Young LLP

[a]	Incorporated by reference.

Exhibits IHG Annual Report and Form 20-F 2016 181

Form 20-F cross-reference guide

Item	Form 20-F caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A – Selected financial data	Shareholder information: Selected five-year consolidated financial information	177
		Shareholder information: Dividend history	179
	3B – Capitalisation and indebtedness	Not applicable	–
	3C – Reason for the offer and use of proceeds	Not applicable	–
	3D – Risk factors	Group information: Risk factors	164 – 167
4	Information on the Company
	4A – History and development of the Company	Group information: History and developments	164
		Shareholder information: Return of funds	178
		Useful information: Contacts	187
	4B – Business overview	Strategic Report	2 – 45
		Group information: Working Time Regulations 1998	170
		Group Information: Risk factors	164 – 167
	4C – Organisational structure	Group Financial Statements: Note 33 – Group companies	143 – 145
	4D – Property, plants and equipment	Strategic Report: Key performance indicators	23-25
		Directors’ Report: Greenhouse gas (GHG) emissions	162
		Group Financial Statements: Note 12 – Property, plant and equipment	118
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A – Operating results	Strategic Report: Performance	26 – 45
		Group Financial Statements: Accounting policies	98 – 105
	5B – Liquidity and capital resources	Strategic Report: Performance – Liquidity and capital resources	22, 45
		Group Financial Statements: Note 17 – Cash and cash equivalents	125
		Group Financial Statements: Note 20 – Loans and other borrowings	126 – 127
		Group Financial Statements: Note 22 – Financial risk management	128 – 131
		Group Financial Statements: Note 23 – Fair value measurement	131 – 132
		Group Financial Statements: Note 24 – Reconciliation of profit for the year to cash flow from operations	133
	5C – Research and development; intellectual property	Not applicable	–
	5D – Trend information	Strategic Report: Performance	26 – 45
	5E – Off-balance sheet arrangements	Strategic Report: Performance – Liquidity and capital resources	45
	5F – Tabular disclosure of contractual obligations	Strategic Report: Performance – Liquidity and capital resources	45
	5G – Safe harbour	Additional Information: Forward-looking statements	188
	5H – Non-GAAP financial measures	Strategic Report: Performance	26
		Other financial information	156 – 157
		Group Financial Statements: Note 9 – Earnings per ordinary share	117
		Group Financial Statements: Note 21 – Net debt	128
6	Directors, senior management and employees
	6A – Directors and senior management	Corporate Governance: Our Board of Directors and Our Executive Committee	50 – 53
	6B – Compensation	Directors’ Remuneration Report	64 – 81
		Group Financial Statements: Note 25 – Retirement benefits	133 – 137
		Group Financial Statements: Note 31 – Related Party Disclosures	142
		Group Financial Statements: Note 26 – Share-based payments	137 – 138
	6C – Board practices	Corporate Governance	49 – 63
	6D – Employees	Executive Directors’ benefits upon termination of office	168
		Group Financial Statements: Note 3 – Staff costs and Directors’ emoluments	111
		Group information: Working Time Regulations 1998	170
		Directors’ Report: Employees and Code of Conduct	161
	6E – Share ownership	Directors’ Remuneration Report: Annual Report on Directors’ Remuneration – Scheme interests	71
		awarded during 2016
		Directors’ Remuneration Report: Annual Report on Directors’ Remuneration – Statement of Directors’	72
		shareholdings and share interests
		Group Financial Statements: Note 26 – Share-based payments	137 – 138
		Group information: Directors and Executive Committee members’ shareholdings	167
7	Major shareholders and related party transactions
	7A – Major shareholders	Directors’ Report: Major institutional shareholders	160
		Shareholder information: Shareholder profiles	180
	7B – Related party transactions	Group Financial Statements: Note 14 – Investment in associates and joint ventures	121 – 122
		Group Financial Statements: Note 31 – Related party disclosures	142
	7C – Interests of experts and counsel	Not applicable	–

182 IHG Annual Report and Form 20-F 2016 Additional information

Item	Form 20-F caption	Location in this document	Page
8	Financial Information
	8A – Consolidated statements and	Directors’ Report: Dividends	160
	other financial information	Group Financial Statements	91 – 145
		Group Information: Legal proceedings	172
		Strategic Report: Performance – other financial information	44
	8B – Significant changes	None	–
9	The offer and listing
	9A – Offer and listing details	Shareholder information: Share price information	179
	9B – Plan of distribution	Not applicable	–
	9C – Markets	Shareholder information: Share price information	179
	9D – Selling shareholders	Not applicable	–
	9E – Dilution	Not applicable	–
	9F – Expenses of the issue	Not applicable	–
10	Additional information
	10A – Share capital	Not applicable	–
	10B – Memorandum and articles of association	Group information: Articles of Association	169 – 170
		Group information: Rights attaching to shares	169
	10C – Material contracts	Group information: Material contracts	171
	10D – Exchange controls	Shareholder information: Exchange controls and restrictions on payment of dividends	172
	10E – Taxation	Shareholder information: Taxation	173 – 175
	10F – Dividends and paying agents	Not applicable	–
	10G – Statement by experts	Not applicable	–
	10H – Documents on display	Useful information: Investor information – Documents on display	186
	10I – Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about	Group Financial Statements: Note 22 – Financial risk management	128 – 131
	market risk
12	Description of securities other than equity securities
	12A – Debt securities	Not applicable	–
	12B – Warrants and rights	Not applicable	–
	12C – Other securities	Not applicable	–
	12D – American depositary shares	Group information: Description of securities other than equity securities	168
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security	Not applicable	–
	holders and use of proceeds
15	Controls and Procedures	Shareholder information: Disclosure controls and procedures	175
		Group Financial Statements: Statement of Directors’ Responsibilities – Management’s report	84
		on internal control over financial reporting
		Group Financial Statements: Independent Auditor’s US Report	90
16	16A – Audit committee financial expert	Corporate Governance: Audit Committee Report	57
		Shareholder information: Summary of significant corporate governance differences from NYSE listing	176
		standards – Committees
	16B – Code of ethics	Directors’ Report: Employees and Code of Conduct	161
		Strategic Report: Doing business responsibly	18 – 19
		Shareholder information: Summary of significant corporate governance differences from NYSE	176
		listing standards
	16C – Principal accountant fees and services	Corporate Governance: Audit Committee Report – External Auditor	59
		Corporate Governance: Audit Committee Report – Non-audit services	59
		Group Financial Statements: Note 4 – Auditor’s remuneration paid to Ernst & Young LLP	111
	16D – Exemptions from the listing standards for audit committees	Not applicable	–
	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases of equity securities by the Company and affiliated purchasers	178
	16F – Change in registrant’s certifying accountant	Not applicable	–
	16G – Corporate governance	Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	176
	16H – Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Group Financial Statements	91 – 145
19	Exhibits	Additional Information: Exhibits	181

Form 20-F cross-reference guide IHG Annual Report and Form 20-F 2016 183

Glossary

adjusted

excluding the effect of exceptional items and any relevant tax.

ADR

an American Depositary Receipt, being a receipt evidencing title to an ADS.

ADR Depositary (JPMorgan)

JPMorgan Chase Bank N.A.

ADS

an American Depositary Share as evidenced by an ADR, being a registered negotiable security, listed on the New York Stock Exchange, representing one ordinary share of 18 318/329 pence each of the Company.

AGM

Annual General Meeting of InterContinental Hotels Group PLC.

AMEA

Asia, Middle East and Africa.

Annual Report

The Annual Report and Form 20–F in relation to the years ending 31 December 2015 or 2016 as relevant.

APP

Annual Performance Plan.

Articles

the Articles of Association of the Company for the time being in force.

average daily rate

rooms revenue divided by the number of room nights sold.

basic earnings per ordinary share

profit available for IHG equity holders divided by the weighted average number of ordinary shares in issue during the year.

Board

The Board of Directors of InterContinental Hotels Group plc.

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

Company or Parent Company

InterContinental Hotels Group PLC.

comparable RevPAR

a comparison for a grouping of hotels that have traded in all months in financial years being compared. Principally excludes new hotels, hotels closed for major refurbishment and hotels sold in either of the two years.

constant currency

a current-year value translated using the previous year’s exchange rates.

contingencies

liabilities that are contingent upon the occurrence of one or more uncertain future events.

continuing operations

operations not classified as discontinued.

currency swap

an exchange of a deposit and a borrowing, each denominated in a different currency, for an agreed period of time.

Deferred Compensation Plan

the Defined Contribution Deferred Compensation Plan

derivatives

financial instruments used to reduce risk, the price of which is derived from an underlying asset, index or rate.

direct channels

methods of booking hotel rooms (both digital and voice) not involving third party intermediaries.

Director

a director of InterContinental Hotels Group PLC.

DR Policy

Directors’ Remuneration Policy. The revised DR Policy is on pages 76 to 81 of this Report.

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

fee margin or fee-based margin

operating profit as a percentage of revenue, excluding revenue and operating profit from owned and leased hotels, managed leases, Kimpton in 2015 only, and significant liquidated damages.

franchisee

an owner who uses a brand under licence from IHG.

goodwill

the difference between the consideration given for a business and the total of the fair values of the separable assets and liabilities comprising that business.

Group or IHG

the Company and its subsidiaries.

Guest Love

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

IHG PLC

InterContinental Hotels Group PLC.

indirect channels

online travel intermediaries and business and leisure travel agents.

184 IHG Annual Report and Form 20-F 2016 Additional Information

interest rate swap

an agreement to exchange fixed for floating interest rate streams (or vice versa) on a notional principal.

liquidated damages

payments received in respect of the early termination of franchise and management contracts.

LTIP

Long Term Incentive Plan.

managed leases

properties structured as operating leases but with the same characteristics as management contracts.

management contract

a contract to operate a hotel on behalf of the hotel owner.

market capitalisation

the value attributed to a listed company by multiplying its share price by the number of shares in issue.

net debt

borrowings less cash and cash equivalents, including the exchange element of the fair value of currency swaps hedging the borrowings.

net rooms supply

net total number of IHG system hotel rooms.

NYSE

New York Stock Exchange.

occupancy rate

rooms occupied by hotel guests, expressed as a percentage of rooms that are available.

ordinary share

from 9 October 2012 until 30 June 2014, the ordinary shares of 14 194/329 pence each in the Company; from 1 July 2014, the ordinary shares of 15 265/329 pence each in the Company; and from 6 May 2016 the ordinary shares of 18 318/329 pence each in the Company.

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

royalties

fees, based on rooms revenue, that a franchisee pays to the Group.

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

System Fund or Fund

assessment fees and contributions collected from hotels within the IHG System which fund specifically marketing, the IHG Rewards Club loyalty programme and the global reservation system.

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

underlying fee revenue

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

Glossary IHG Annual Report and Form 20-F 2016 185

Useful information

Investor information

Website and electronic communication

As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2016 has been made available to shareholders through our website at www.ihgplc.com/ investors under Annual Report.

Shareholders may electronically appoint a proxy to vote on their behalf at the 2017 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

Shareholder hotel discount

IHG offers discounted hotel stays (subject to availability) for registered shareholders only, through a controlled-access website. This is not available to shareholders who hold shares through nominee companies, ISAs or ADRs. For further details please contact the Company Secretary’s office (see page 187).

Responsible Business Report

In line with our commitment to responsible business practices, this year we have produced a Responsible Business Report showcasing our approach to responsible business and progress against our corporate responsibility targets. Visit www.ihgplc.com/responsible-business for details.

The IHG® Foundation

Launched in 2016, the IHG Foundation is an independent charitable trust that sets the foundations for stronger, healthier and more prosperous communities around the world. Visit www.ihgfoundation. com to learn more.

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

Bank mandate

We encourage shareholders to have their dividends paid directly into their UK bank or building society accounts, to ensure efficient payment and clearance of funds on the payment date. For further information, please contact our Registrar (see page 187).

Overseas payment service

It is also possible for shareholders to have their dividends paid directly to their bank accounts in a local currency. Charges are payable for this service.

Go to www.shareview.co.uk/info/ops for further information.

Out-of-date/unclaimed dividends

If you think that you have out-of-date dividend cheques or unclaimed dividend payments, please contact our Registrar (see page 187).

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

Changes to the base cost of IHG shares

Details of all the changes to the base cost of IHG shares held from April 2003 to December 2016, for UK Capital Gains Tax purposes, may be found on our website at www.ihgplc.com/investors under Shareholder centre in the Tax information section.

‘Gone away’ shareholders

Working with ProSearch (an asset reunification company), we continue to look for shareholders who have not kept their contact details up to date. We have funds waiting to be claimed and are committed to doing what we can to pay these to their rightful owners. Please contact ProSearch on +44 (0) 800 612 3664 or email info@prosearchassets.com for further details.

Shareholder security

Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from ‘brokers’ who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’. More detailed information on this or similar activity can be found at www.fca.org.uk/consumers/ on the Financial Conduct Authority website.

Details of any share dealing facilities that the Company endorses will be included in Company mailings.

American Depositary Receipts (ADRs)

The Company’s shares are listed on the NYSE in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol ‘IHG’. Each ADR represents one ordinary share. All enquiries regarding ADR holder accounts and payment of dividends should be directed to JPMorgan Chase Bank, N.A., our ADR Depositary bank (contact details shown on page 187).

Documents on display

Documents referred to in this Annual Report and Form 20-F that are filed with the SEC can be found at the SEC’s public reference room located at 100 F Street, NE Washington, D.C. 20549. For further information and copy charges please call the SEC at 1-800-SEC-0330. The Company’s SEC filings since 22 May 2002 are also publicly available through the SEC’s website at www.sec.gov Copies of the Company’s Articles can be obtained via the website at www.ihgplc. com/investors under corporate governance or from the Company’s registered office on request.

[a]	Lines are open from 8.30am to 5.30pm Monday to Friday, excluding UK public holidays.
[b]	Lines are open from 8.00am to 4.30pm Monday to Friday, excluding UK public holidays.

186 IHG Annual Report and Form 20-F 2016 Additional Information

Financial calendars

Dividends

2016
2016 Special dividend of 438.2p per ordinary share
(632.9¢ per ADR)
Record date	6 May
Ex-dividend date	9 May
Payment date	23 May
2016 Interim dividend of 22.6p per share
(30.0¢ per ADR)
Payment date	7 October
2017
2016 Final dividend of 64.0¢ per ordinary share[a]
Ex-dividend date	4 May
Record date	5 May
Payment date	22 May

Other dates

2016
Financial year end	31 December
2017
Announcement of Preliminary Results for 2016	21 February
Announcement of 2017 First Quarter	5 May
Interim Management Statement
Annual General Meeting	5 May
Announcement of Half-Year Results for 2017	8 August
Announcement of 2017 Third Quarter	20 October
Interim Management Statement
Financial year end	31 December
2018
Announcement of Preliminary Results for 2017	February

[a]	The sterling amount of the final dividend will be announced on 11 May 2017 using the average of the daily exchange rates from 8 May 2017 to 10 May 2017 inclusive.

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

Useful information IHG Annual Report and Form 20-F 2016 187

Forward-looking statements

The Annual Report and Form 20-F 2016 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chairman’s statement and in the Chief Executive Officer’s review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

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

The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2016.

Designed and produced by Addison Group

www.addison-group.net

Managed by RR Donnelley

InterContinental Hotels Group PLC’s commitment to environmental issues is reflected in this Annual Report.

This report has been printed on Symbol Matt Plus. Environmental friendly ECF (Elemental Chlorine Free Guaranteed) paper, certified by the FSC® (Forest Stewardship Council). Containing a High content of selected recycled materials (minimum 25% guaranteed).

The FSC® (Forest Stewardship Council) is a worldwide label which identifies products obtained from sustainable and responsible forest management.

Printed by CPI Colour in the UK, using the latest environmental printing technology and vegetable based inks.

CPI Colour is a CarbonNeutral® company. Registered with the Environmental Management System ISO14001 and are Forest Stewardship Council (FSC®) chain-of-custody certified.

The unavoidable carbon emissions generated during the manufacturing and delivery of this document have been reduced to net zero through a verified carbon offsetting project.

188 IHG Annual Report and Form 20-F 2016 Additional Information

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

InterContinental Hotels Group PLC

Broadwater Park, Denham,

Buckinghamshire UB9 5HR

United Kingdom

Tel +44 (0) 1895 512 000

Fax +44 (0) 1895 512 101

Web www.ihgplc.com

Make a booking at www.ihg.com

InterContinental Lijiang Ancient Town Resort,

People’s Republic of China

InterContinental Hotels & Resorts

The world’s largest luxury hotel brand,

celebrated its 70th anniversary in 2016.

With more than 185 InterContinental

hotels worldwide, we have the international

know-how and local cultural wisdom to

deliver ‘The InterContinental Life’.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Paul Edgecliffe-Johnson

Name: Paul Edgecliffe-Johnson
Title: Chief Financial Officer

Date: 2 March 2017