Form 20-F
period 2017-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2018-03-01
CIK 858446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10409

InterContinental Hotels Group PLC

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Broadwater Park,

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares Ordinary Shares of 19 17/21 pence each	New York Stock Exchange New York Stock Exchange*

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

Ordinary Shares of 19 17/21 pence each	189,990,180

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

Large accelerated filer	☑	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Reporting Standards as issued by the International Standards Accounting Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 ☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes            ☐                     No            ☑

(Applicable only to Issuers involved in bankruptcy proceedings during the past five years).

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

  ☐    Yes      ☐No

CROWNE PLAZA

Annual Report and Form 20-F 2017

IHG®

Throughout the world, in almost 100 countries, True Hospitality is brought to life for everyone across our brands, every day.

Holiday Inn Express London – Park Royal, UK

Contents

Strategic Report
2	IHG at a glance
4	Chairman’s statement
6	Chief Executive Officer’s review
8	Industry overview
10	Our brands
12	Our business model
14	Our strategy for high-quality growth
16	Our Strategic Model in action
18	Doing business responsibly
20	Risk management
22	Viability statement
23	Key performance indicators (KPIs)
26	Performance
26	Key performance measures (including Non-GAAP measures) used by management
27	Group
32	Regional highlights
33	Americas
35	Europe
37	Asia, Middle East and Africa (AMEA)
39	Greater China

Governance
46	Chairman’s overview
47	Corporate Governance
47	Our Board and Committee governance structure
48	Our Board of Directors
50	Our Executive Committee
52	Board meetings
53	Director induction, training and development
54	Board effectiveness evaluation
55	Engagement with shareholders
56	Audit Committee Report
60	Corporate Responsibility Committee Report
61	Nomination Committee Report
62	Statement of compliance with the UK Corporate Governance Code
64	Directors’ Remuneration Report

Group Financial Statements
80	Statement of Directors’ Responsibilities
87	Independent Auditor’s US Report
88	Group Financial Statements
95	Accounting policies
104	Notes to the Group Financial Statements

Additional Information
154	Other financial information
160	Directors’ Report
164	Group information
173	Shareholder information
181	Exhibits
182	Form 20-F cross-reference guide
184	Glossary
186	Useful information
188	Forward-looking statements

The Strategic Report on pages 2 to 43 was

approved by the Board on 19 February 2018.

George Turner, Company Secretary

IHG | Annual Report and Form 20-F 2017	1

Strategic Report

IHG at a glance

We are one of the world’s leading hotel companies, committed to providing True Hospitality for everyone. This is a simple but powerful purpose, centred on creating great guest experiences and recognising, respecting and understanding people. It extends to our guests, owners, colleagues, partners, and communities all around the world.

Our portfolio of differentiated brands are well-known and loved by millions of people, and we make sure we have the right hotels for both our guests and owners, whatever their needs. We focus on strengthening our established brands and addressing gaps in our portfolio, on building and leveraging our scale, developing lifetime guest relationships, and delivering revenue to our hotels through the lowest-cost, direct channels. As a manager and franchisor of hotel brands, our proposition to third-party hotel owners is highly competitive and has a track record of delivering returns. To drive future growth, we focus on building brand preference in quality, high-potential industry segments and geographies. This approach is supported by disciplined processes and targeted allocation of resources, enabling us to drive sustainable growth in our profitability and deliver superior shareholder returns over the long term.

Our brands

Financial highlights

Group revenue

$1,784m (+4.0%)

2016: $1,715m

Group operating profit

$763m (+12.5%)

2016: $678m

Group operating profit before exceptional items⬛

$759m (+7.4%)

2016: $707m

Total gross revenue in IHG’s System⬛

$25.7bn (+4.9%)

2016: $24.5bn

Total underlying operating profit growth⬛

$59m (+8.4%)

2016: $61m

Revenue per available room (RevPAR) growth

+2.7%

2016: +1.8%

Underlying fee revenue growth⬛

+5.0%

2016: +4.4%

⬛ Use of Non-GAAP measures

In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 26, and reconciliations to IFRS figures, where they have been adjusted, are on pages 154 and 155.Total underlying operating profit growth and underlying fee revenue growth are stated at constant currency.

2	IHG | Annual Report and Form 20-F 2017

1. Holiday Inn Suzhou Taihu Lake, China 2. HUALUXE Xiamen Haicang, China
	1.	2.

Our scale

We predominantly franchise our brands to, and manage hotels on behalf of, third-party hotel owners; our focus is therefore on building preferred brands and strong revenue delivery systems.

Total hotels (rooms) in the IHG System

5,348

(798,075)

2016: 5,174 (767,135)

Franchised hotels (rooms)

4,433

(552,834)

2016: 4,321 (542,650)

Managed hotels (rooms)

907

(242,883)

2016: 845 (222,073)

Owned and leased hotels (rooms)

8

(2,358)

2016: 8 (2,412)

Total hotels (rooms) in the pipeline

1,655

(244,146)

2016: 1,470 (230,076)

IHG | Annual Report and Form 20-F 2017 | Strategic Report | IHG at a glance	3

Strategic Report

Chairman’s statement

Our ability to deliver on our proven strategy,

focused on guests and owners, laid the foundation

for further high-quality growth in 2017, in what was

another year of shifting dynamics within the global

hospitality sector.

Patrick Cescau

Chairman

Final dividend

71.0¢

to be paid on 11 May 2018

(2016: 64.0 ¢)

Consumer expectations continue to evolve, supported by ever-increasing choice and the integration of sophisticated technology into the guest journey, which has transformed how people choose, experience and share products and brands. When you combine this changing landscape with an evolving global economic, political and societal backdrop, it has never been more important for businesses to embrace change whilst protecting what is core to their purpose and ambition.

The global economy continued to improve in 2017, led by Europe and Asia, and we saw encouraging signs of positive growth prospects for the year ahead, including the decision to cut corporate tax in the US towards the end of the year. On the other hand, in many markets political volatility and instability continued, and we saw the devastating impact of terror attacks and a series of natural disasters in certain parts of the world.

As a global business operating in nearly 100 countries, we have considerable experience of managing our business through volatility. Whatever external challenges we may face, our focus remains on delivering consistent, quality brands and experiences that meet guest needs and build loyalty. This commitment to quality extends to how we grow our business too, and we take a targeted approach, ensuring that we commit resources against the most attractive segments, and work with owners who share our values.

The Board has an important responsibility to ensure that we maintain our discipline and strategic direction, whilst at the same time remaining as agile and dynamic as possible. This approach and consistent execution of our strategy will continue to be central to maintaining IHG’s long track record of delivering high-quality, sustainable growth for our stakeholders.

CEO succession

In 2017, we said goodbye to Richard Solomons, following his decision to retire as Chief Executive Officer (CEO) in June, after 25 years with the business and six as CEO. I would like to thank Richard for his outstanding leadership, which helped IHG become the leading global organisation it is today, with a track record of creating exceptional shareholder value.

We place an ongoing high importance on succession planning and talent development, and the appointment of Keith Barr as CEO was the result of a rigorous evaluation. With significant industry experience and an excellent track record in the business, having already transformed our Greater China operations and more recently led our sales and marketing function, the Board was unanimous in its assessment that Keith was the best candidate for the job. Following a smooth transition into the role, Keith is instilling great energy and passion in the business, and has moved decisively to introduce changes designed to accelerate IHG’s growth, with the full support of the Board. The foundation for these changes has been laid over several years, successfully completing our major asset-disposal programme and subsequently focusing on building a powerful global enterprise for our fee-based business. As our industry becomes more competitive, ensuring that we are now best set-up to maximise the potential of our strategy is crucially important, and will allow us to deliver increased value and returns for our shareholders over the long term.

4	IHG | Annual Report and Form 20-F 2017

1. InterContinental Los Angeles Downtown, California, US

2. IHG Academy programme at InterContinental Singapore

1.

2.

Full-year dividend

Five-year progress (¢)

Final dividend

71.0¢ to be paid on 11 May 2018

(2016: 64.0¢)

Supporting Keith with this work will be a key priority for the Board in 2018, alongside ensuring there is a continued strong focus on risk management and operational delivery.

Board composition and talent

Effectively challenging and supporting the business in its corporate decision making is a role the Board takes seriously, and we place high importance on making sure there is the right mix of expertise, skills and diversity that befits a global organisation. We focus on ensuring our actions and processes are effective, that we regularly review training for individual Board members and that we seek external consultation regarding areas for improvement. In 2017, we were proud to be recognised by the independent Hampton-Alexander Review as one of the top 10 FTSE 100-listed companies for female representation across our Board, as well as our Executive Committee and their direct reports.

Building a business and culture that is representative of the markets in which we operate is an important factor in ensuring that, both as an organisation and as individuals, the actions we take to serve multiple stakeholders meet IHG’s strong values.

At the end of 2017, the Board comprised seven Non-Executive Directors, myself as Chairman, and two Executive Directors. In addition to Keith’s appointment, we were delighted that, effective 1 January 2018, Elie Maalouf, IHG’s Chief Executive Officer for the Americas, joined the Board as an Executive Director. Elie is an excellent addition and offers substantial and highly relevant commercial and hotel development, branding, finance, real estate and operations experience across multiple industries.

Shareholder returns

I am pleased to announce that the Board is recommending a final dividend of 71.0 cents per ordinary share, an increase of 10.9% on the final dividend for 2016. This results in a full-year dividend of 104.0 cents per share, up 10.6% on 2016.

Doing business responsibly

I spent time in different parts of our business during the year, once again seeing first-hand the great work of colleagues in our hotels, visiting impressive new properties such as our InterContinental® and Hotel Indigo® hotels in downtown Los Angeles, and also meeting owners, representatives of the IHG Owners Association, and shareholders.

When visiting parts of our company, one element I am particularly proud of is our truly global commitment to being a responsible business. I have seen this through the everyday behaviours of our colleagues, through the work the IHG® Foundation does to support people and communities when they need it most, and through our corporate responsibility programmes. Thousands of people have gained valuable skills and employment experience in our industry through our IHG® Academy programme, while our IHG Green Engage™ system continues to help hotels effectively reduce things like carbon, water and energy use. In recognition of our actions, we were extremely proud to be ranked first in our industry on the S&P Dow Jones Sustainability World Index in 2017. We enter this year with new three-year responsible business targets, aligned to the areas where we can have the greatest positive impact.

I would like to sincerely thank all colleagues for their work in what has been another year of strong progress, and our owners for their continued confidence in IHG and our brands.

Patrick Cescau

Chairman

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Chairman’s statement	5

Strategic Report

Chief Executive Officer’s review

Having worked in the hospitality industry for almost three decades, including nearly 18 years at IHG, it was a great honour to become CEO in 2017. With the support of our owners and hugely talented colleagues, I have worked all around the world helping IHG and our brands grow.

Keith Barr

Chief Executive Officer

Key highlights

Total room signings

83,000

The highest number since 2008

Launch of avid hotels

$20bn

Market opportunity

Total room openings

48,000

The highest number since 2009

As a company, we are extremely grateful to my predecessor, Richard Solomons, whose legacy is a strong business, with a proven strategy built to deliver long-term sustainable growth.

Since my appointment in July, I have been clear that the right foundations for success have been carefully put in place, and that we must now build on this and execute our strategy at a faster pace, in order to deliver industry-leading net rooms growth over the medium term. Important changes to our structure and how we operate are underway, and with greater focus and agility we will deliver more for our owners and guests.

In 2017, we delivered another year of consistent, high-quality growth and strong financial and operational performance. We continued to expand and invest in our brands, entering exciting markets and introducing our newest brand, avid™ hotels. We also further enhanced our IHG® Rewards Club loyalty programme with new partnerships and benefits, and made important progress with our next generation Guest Reservation System (GRS). Following successful hotel pilots, GRS will roll out in 2018 as part of IHG Concerto™, our new cloud-based platform, which over time will seamlessly bring together all our hotels’ core systems.

Financial and operational highlights

We delivered strong underlying profit growth and opened our highest number of hotels since 2009, including the most ever in both AMEA and Greater China. We finished the year with 5,348 properties in our portfolio and, supported by positive industry trends such as low-cost travel and growing middle classes, demand for our brands remains healthy. We are focused on targeting segments and markets with the greatest opportunities, and we made great progress in the year, signing our highest number of hotels since 2008. Underlining our organic growth potential, we closed 2017 with a pipeline of 244,146 rooms, which represents a 13% share of the active industry pipeline and is three times our share of current supply.

Brands

In a world where consumers and our hotel owners have more choice, it has never been more important to focus on ensuring our brands are competitive and that we have a portfolio tailored to the highest growth markets and segments. IHG has a proud history of leading the way in service, design, technology and marketing, and we continue to ensure our actions are based on insights that deliver rich, relevant guest experiences and compelling propositions for our owners.

At the heart of our growth are our Holiday Inn® and Holiday Inn Express® brands, and working with our owners, we continued to introduce new services and vibrant designs that are increasing guest satisfaction scores and revenues. Holiday Inn Express has also been at the centre of our very successful Franchise Plus business model in Greater China, leading to the signing of 54 hotels in 2017. Due to its strong performance, we took the important step of extending our leading franchise offer to our Holiday Inn and Crowne Plaza® brands, which will help drive further growth in the region.

6	IHG | Annual Report and Form 20-F 2017

1. Artist’s impression of avid brand hotel exterior

2. Holiday Inn Express Shanghai Puijang, China

1.

2.

“The right foundations for success have been carefully put in place, and we must now build on this and execute our strategy at a faster pace.”

The launch of avid hotels was another significant milestone and represents a huge opportunity. Building on our long-standing successful track record in the Mainstream space, this brand will bring much-needed consistency and quality to a segment of 14 million people, worth an estimated $20 billion in industry revenues. Since launching in September, we’ve seen significant owner interest, closing the year with 44 properties signed and one already under construction. In the first six weeks of 2018, signings further increased to 75 hotels.

Equally exciting as launching new brands, is taking others into new markets, and we made important progress in 2017 with the introduction of Kimpton® Hotels & Restaurants in China and Asia, and EVEN® Hotels into China and Australasia.

Making sure we have the right brands in markets and segments with the highest potential will remain a key focus for us. As part of this, we will be launching an Upscale conversion brand in 2018, leveraging the power of our system to capture share of this significant premium-priced market.

Technology

The role of technology increases in importance every year, from how we use and manage data, to the systems in place to support our hotels, and our IHG App, which both enhances guest experiences and serves as a key revenue driver. Digital revenue in 2017 was $4.6 billion, including more than $2 billion of mobile revenues, which have more than doubled over three years.

Another important area of technology is the development of IHG Concerto, which puts IHG at the very forefront of our industry and provides a major competitive advantage (see page 17 for more details). Hotel colleagues will have everything at their fingertips to provide more personal touches and manage reservations and revenues, and over time, guests will benefit from an unrivalled tailored booking experience. This is a long-term programme, which will see increasingly sophisticated functionality added in phases.

Accelerating growth

I strongly believe that our strategy remains the right one for IHG and our stakeholders, but moving with speed and focus is important when operating in an industry with both increasing opportunity as well as competition. To accelerate our growth, we will sharpen our focus on scale and how we invest resources in the highest opportunity markets and segments. We will also strengthen our brand portfolio and loyalty offer, enhance our marketing, and prioritise digital and technological innovations that drive hotel performance and stronger owner returns.

Our plans rely on the support of our passionate colleagues, who shape and deliver outstanding guest experiences every day, and our owners, whose trust in IHG and our brands remains paramount to our success. Linking us all is a commitment to a shared purpose of providing True Hospitality for everyone – guests, owners, colleagues and partners. This is a simple but powerful culture centred on recognising, respecting and understanding people, and making everyone feel welcome and cared for, wherever they are in the world.

Testament to everyone’s efforts are the hundreds of awards once again received during the year. In particular, we were very proud to see IHG recognised as an Aon Global Best Employer, based on our excellent employee engagement scores.

I would like to thank everyone who helped make 2017 another great success for IHG and I look to 2018 with much optimism for another strong performance.

Keith Barr

Chief Executive Officer

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Chief Executive Officer’s review	7

Strategic Report

Industry overview

Whether for business or leisure, the world is there to be explored. With more options, more time and more money, millions of people are looking for great places to stay and memorable experiences.

The global hotel industry

The global hotel industry is made up of 17.2 million rooms and can be segmented into hotels affiliated with a global or national chain ('branded'), and hotels that are unaffiliated ('independent'). 30% of hotel rooms are in the US, with Europe accounting for 29%. Greater China claims 14% and has increased rooms supply by +5.3% Compound Annual Growth Rate (CAGR) over the past eight years.

Several industry metrics are widely recognised to track performance, including revenue per available room (RevPAR) and rooms supply. RevPAR is important as an indicator of the value guests ascribe to a given hotel, brand or market and grows when guests stay more often or pay higher rates. Rooms supply is significant because it is reflective of the attractiveness of investing in the hotel industry from an owner perspective and is influenced mainly by the profitability of a brand or market. Driven by strong fundamentals, the global hotel industry has seen consistent growth in both of these indicators for the past eight years.

US industry demand growth accelerated in 2017, and has regularly outpaced GDP growth since 2010. US supply growth has been below the long-term average for eight years, and limiting factors indicate this will not significantly change in the short term. These dynamics have had a positive effect on RevPAR, driving US occupancies to an all-time high in 2017, and real average daily rate (ADR) to three per cent above its 2007 peak. Looking ahead, US fundamentals remain positive and industry forecasters expect robust room demand with RevPAR growth driven mainly by rate increases.

China has seen the fastest industry demand and supply growth of any major hotel market in recent history, driven by rapid expansion and urbanisation of the middle class. Historically, Chinese RevPAR has been supressed by strong supply growth but grew in 2017 as the market matured and supply stabilised. In Europe, RevPAR has grown steadily since 2010 as demand growth has consistently outpaced supply growth.

The hotel industry is cyclical; long-term fluctuations in RevPAR tend to reflect the interplay between industry demand, supply and the macroeconomic environment. In the short term, at a local market level, political, economic and natural factors such as terrorism, oil market conditions and hurricanes can impact demand and supply.

The branded hotel market

IHG operates within the branded hotel market, which accounts for 53% of total rooms supply globally. Despite ongoing industry consolidation, with two of the largest hotel companies acquiring sizable players, the market remains fragmented. According to Smith Travel Research, five of the leading companies (IHG, Marriott, Hilton, Wyndham and AccorHotels) only account for 24% of global room supply and 58% of the development pipeline (hotels in planning and under construction, but not yet opened).

Branded hotel companies have consistently increased their share of the global hotel market since 2008, helped by consumers' trust in brands to deliver consistent stay experiences, and the advantages brands bring to owners, such as favourable financing and lower distribution costs. Large hotel companies benefit from economies of scale and have shown greater resilience during economic downturns.

Nevertheless, competitor pressures in the branded hotel market are intensifying as all major players pursue a growth strategy. Marriott has grown through acquisition and is leveraging scale, Hilton is organically launching new brands and Accor is diversifying inorganically within the travel space.

As a global business, with a footprint in nearly 100 countries, operating in the midst of change and uncertainty is something IHG is very used to and continues to be one of our greatest strengths. Our strategy of developing a strong brand portfolio and an industry-leading loyalty programme, together with our fee-based income streams and prevalent mainstream positioning, means we remain resilient through varying economic cycles.

Please see pages 20 to 22 to read about our risk management process.

Business models and competitive landscape

There are two principal business models in the industry:

- Fee-based
  - Franchised – owned and operated by parties distinct from the brand, who pay fees to the hotel company for the use of their brand.
  - Managed – operated by a party distinct from the owner, who pays management fees and, if the hotel uses a third-party brand name, fees to that third party also.
- Owner-operated
  - Owned – operated and branded by the owner who bears all of the cost but benefits from all of the income.
  - Leased – similar to owned, except the owner-operator does not have outright ownership of the hotel but leases it from the ultimate owner.

Although asset-heavy business models, such as owner-operated hotels, allow tighter control over hotel operations, the managed and franchised models offer quicker growth due to lower capital investments. However, they require strong relationships with third-party hotel owners.

Alongside traditional hotel providers and the launch of new hotel brands, hotel companies are increasingly competing with alternative lodging propositions. These include home rental and serviced apartments, as well as other digitally enabled propositions, giving consumers access to broader choice as to where they stay and how they book.

Key industry growth drivers

There are three major drivers of global long-term hotel industry growth:

- Long-term macroeconomic growth
  - GDP growth
  - Growth of disposable incomes
  - Corporate profitability
- Demographic changes
  - Ageing population, with greater desire and means to travel
  - Growing middle classes
- Socio/Political factors
  - Growth in air travel
  - Emerging markets expansion

8                  IHG  |  Annual Report and Form 20-F 2017

InterContinental Bora Bora Resort Thalasso Spa, French Polynesia

Trends shaping our industry

Mobile expansion

In 2017, four out of five internet users went online via a mobile device. Rapidly expanding mobile connectivity continues to provide brands with the opportunity to explore new ways of interacting with customers across their entire guest journey. In particular, social media and other mobile apps foster instant, real-time conversations between guests, their networks and travel brands.

At IHG, we are constantly refining our award-winning mobile App, to offer guests easier ways to book, industry-leading loyalty redemption options and a richer stay experience. This resulted in over $2bn of mobile revenue in 2017.

Please see Driving digital growth case study on page 17.

The IHG® App

4.9bn
unique mobile phone owners in 2017.

2.5bn
active mobile social media users in 2017.

Data power

Data generation continues to increase rapidly. Capturing this, and understanding it, can transform the level of insight a hotel company has into its guests, providing opportunities to enhance personalisation, operational efficiency and service delivery.

For IHG, cloud-based foundational systems such as IHG Concerto™ are being rolled out to ensure that we have the necessary agility and processing power to gather intelligence that can help us shape the way we interact with our guests and deliver more tailored experiences.

Please see IHG Concerto case study on page 17.

IHG Concerto™

$3tn
value of the global data economy.

90%
of all existing data created since 2015.

Human connections

In an increasingly digital environment, human interaction remains a vital component of customer satisfaction. Personalisation and the personal touch are distinctly different. Whilst the use of data allows brands to offer a more personalised experience, a feeling of humanity – a unique emotional connection with a guest – can only come from hotel colleagues. When companies achieve both these elements, they can deliver particularly powerful experiences.

For IHG, a human connection is the most crucial element of our commitment to providing True Hospitality for everyone. Over 150,000 colleagues participated in our True Hospitality service training in 2017, which helps hotel staff to create personal, memorable moments with guests, as part of a tailored service. Meaningful connections lead to greater customer loyalty and encourage consumers to become powerful advocates for our brands. For IHG, this is extremely important, as our most loyal guests stay at our hotels more often and are more likely to book direct.

Crowne Plaza London – King's Cross, UK

87%
of customers increase business with and loyalty to companies who offer a real person to talk to when they need it.

80%
of people prefer human customer service to digital alternatives.

IHG  |  Annual Report and Form 20-F 2017  |  Strategic Report  |  Industry overview                  9

Strategic Report

Our brands

IHG is a brands business built on a commitment to

providing True Hospitality for everyone. Through our family

of well-loved and distinctive brands, our talented colleagues deliver memorable guest experiences all around the world,

every day, and we are trusted for rewarding loyalty.

Continuing to evolve with changing consumer trends, we strengthened our brands with enhanced services and new designs in 2017, and expanded further into both new and existing markets. It was also the year we launched our newest brand, avid™ hotels.

We plan to launch an Upscale conversion brand in 2018, which leverages the power of IHG’s system to capture share of this significant premium priced market. The brand will initially launch in our new EMEAA region and will subsequently be extended to our Americas and Greater China regions.

See page 29 for a breakdown of IHG hotels open and in the pipeline.

For more information on our brands visit www.ihgplc.com/our-brands

Live the InterContinental life

The world’s first, and largest, Luxury hotel brand, dedicated to those who appreciate and enjoy the InterContinental life. Offering the glamour and exhilaration of fascinating places, we provide our guests with a blend of international know-how and local cultural wisdom.

A different way to stay

Kimpton is a brand renowned for making travellers feel genuinely cared for through thoughtful perks, inventive meetings and events, bold and playful design, and sincerely personal service. Having brought boutique to the US, we are now taking Kimpton global.

Capturing the spirit of Chinese hospitality

The first Upscale international hotel brand designed for Chinese guests. Every detail of service and design is woven with Chinese culture and heritage, emphasising values of etiquette, rejuvenation in nature, recognition of status and enabling spaces.

Making travel inspiring

Hotel Indigo serves the curious; people with a passion for new places. Making travel inspiring in the world’s most intriguing neighbourhoods, each hotel reflects the local area, combining thoughtful design and personal service to create authentic experiences.

Where wellness is built in

For travellers seeking a healthier and happier stay when away from home, EVEN Hotels and its wellness-savvy staff give guests a best-in-class fitness experience, nutritious food choices, and natural, relaxing spaces.

Making business travel work

Championing a better way of business travel, Crowne Plaza understands that today’s business travellers need to combine the flexibility to work, eat and connect with others, with the opportunity to simply relax whenever and wherever it suits.

10	IHG | Annual Report and Form 20-F 2017

Joy of travel for all

An iconic brand, Holiday Inn has championed enjoyable travel for millions of guests since 1952. Today we have more new and refreshed hotels than ever before, and our guests’ love for the brand continues to grow right across the globe.

Simple, smart travel

IHG’s largest brand has blazed a trail in defining a simple and smart travel experience, evolving guest room and public space designs to offer inviting, efficient hotels all over the world.

Feel at ease when you stay with us

At Staybridge Suites we offer a sense of community, comfort and convenience for guests, providing the best of home and hotel for business and leisure travellers alike.

The joy of lifetime vacations

For families investing in a lifetime of memories, we offer exceptional villa accommodation in top leisure destinations, with easy access to world-class attractions such as mountain adventures, championship golf courses and serene beaches.

The joy of family holidays

We want families to experience the joy of great holidays. On the beach, or near theme parks and golf courses, we offer a variety of activities from kids’ clubs and swimming pools, to informal restaurants and fireside lounges.

Your home base

Offering a more casual kind of longer stay, guests always feel at home and at their best while on the road. With hotels in easily accessible locations, guests can book whenever and wherever it works for them.

Where the rest is easy

Championing everyday travel at a fair price, Our avid hotels brand is designed for guests who don’t want to compromise on quality or pay more for things they don’t need. Delivering the essentials exceptionally well, avid experiences feel just right, every time.

Creating relevant,

rewarding relationships

Relationships are important to us and we have more than 100 million enrolled IHG Rewards Club members worldwide. Offering industry-leading benefits across our brands, we ensure travel is experienced the way it should be: personal, simple and rewarding.

For more information on our rewards club visit www.ihgplc.com/our-brands under Rewards Club.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Our brands	11

Strategic Report

Our business model

As an asset-light business, we are a manager and

franchisor of hotel brands. This means we can focus on

growing our fee revenues and fee margins, with limited

requirements for capital. It’s an approach that’s helped us

successfully grow our business and deliver high returns.

Whether we franchise to, or manage hotels on behalf of third-party hotel owners depends largely on market maturity, owner preference and, in certain cases, the particular brand.

•	Mature markets predominantly follow a franchise model:

–	In the Americas and Europe, over 90% of IHG hotels are franchised.

•	While a managed model is typically used in emerging markets:

–	In AMEA, about 80% of IHG hotels are managed by us.

–	In Greater China, that figure rises to more than 97%.

Our owned, leased and managed leased hotels have dramatically reduced from over 180 hotels 16 years ago, to just 12 hotels at 31 December 2017.

% of our operating profit before central overheads

Definition: System Fund or Fund Assessment fees and contributions collected from hotels within the IHG System which fund activities that drive revenue to our hotels including marketing, the IHG Rewards Club loyalty programme and our distribution channels.

IHG revenue and the System Fund

12	IHG | Annual Report and Form 20-F 2017

Disciplined approach to allocation of capital

Our business is highly cash generative (see page 43), and our focus on our brands and revenue systems is underpinned by a disciplined long-term approach to allocated capital and maintaining an asset-light business model. We have an efficient balance sheet and seek to maintain an investment grade credit rating. Our priorities for the use of free cash are consistent with previous years and comprise of:

1.	Invest in the business	2.	Maintain sustainable growth in the ordinary dividend	3.	Return surplus funds

Through strategic investments and our day-to-day capital expenditures we continue to drive growth – see table below, and page 105 for further details of our capital expenditure in 2017.	We continue our focus on growing the ordinary dividend, which has seen compound annual growth of 11% since 2003.	In May 2017 we returned a further $404 million to shareholders via a special dividend and share consolidation. Over the last 15 years we have returned $13.0 billion to shareholders.

IHG’s outlook on capital expenditure

Capital expenditure incurred by IHG can be summarised as follows.

Capital expenditure	Examples
Maintenance capital expenditure, key money and selective investment to access strategic growth

Deployment of key money and selective investment which is used to access strategic opportunities, particularly in high-quality and sought-after locations when returns are financially and/or strategically attractive.

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

System-Funded capital investments for strategic investment to drive growth at hotel level	The development of tools and systems that hotels use to drive performance, such as our new, pioneering Guest Reservation System developed with Amadeus.

See Chairman’s statement for progress on dividends, page 5.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Our business model	13

Strategic Report

Our strategy for high-quality growth

We have a clearly defined strategy which will continue

to drive superior shareholder returns. Our focus is on

delivering high-quality growth, which for us means

consistent, sustained growth in cash flows and profits

over the long term.

Overview of strategy

IHG has an established and successful strategy. Our focus is on unlocking ways to execute this strategy at a faster pace, and accelerate growth. Our Strategic Model sets out our approach and remains central to our commitment to delivering high-quality, sustainable growth in cash flows and profits over the long term.

Through our Strategic Model, we focus on value-creation by building preferred brands, delivering a superior owner proposition, leveraging scale and generating revenue through the lowest-cost, direct channels. We concentrate on a targeted portfolio that, together with disciplined execution of our strategy and a commitment to doing business responsibly, will drive superior shareholder returns.

In an increasingly competitive environment, IHG is well placed to accelerate the growth of our core business, as well as maximise returns on new initiatives. This includes our new brand, avid hotels, launched in 2017, which had 75 hotels in the pipeline as at 9 February 2018 – of which 44 hotels were signed at 31 December 2017 – see page 16 for more information.

We measure our performance with a set of carefully selected key performance indicators (KPIs), which monitor our success in achieving our strategy, see pages 23-25 for more details.

Value creation

Superior shareholder returns

Strategic Model

Targeted portfolio

Targeting the most attractive markets and segments is critical to maximise IHG's growth. We prioritise resources and investments based on growth potential, strategic importance and IHG's ability to win. This is a key part of our ambition to accelerate our growth trajectory, and build on our strong global competitive position.

- We operate in the Mainstream, Upscale and Luxury segments – the highest opportunity segments based on guest needs.
- Focused geographic markets and key cities.

Disciplined execution

We recognise that successful delivery of our strategy for high-quality growth requires disciplined execution. We prioritise investment in our technology platforms and our people, as well as delivering operational efficiencies.

Whilst doing business responsibly

See pages 18 and 19.

For further information on our strategy, go to www.ihgplc.com/about-us under Our strategy.

14	IHG | Annual Report and Form 20-F 2017

Strategic Model

The individual components of IHG’s Strategic Model are

at the heart of our success, and continue to align our

organisation to focus on the most important strategic

initiatives and deliver our commitment to True Hospitality.

This approach helps us create value for our stakeholders

and deliver high-quality growth for our shareholders.

Build and leverage scale

Scale provides significant advantages in the hospitality industry at both global and national level. IHG uses the breadth of its portfolio combined with our depth in attractive markets and focus on the highest opportunity segments, to drive significant efficiencies, leading to increased operating leverage and ultimately higher margins.

To see how we build and leverage scale, go to: • Expanding our Upscale and Luxury portfolio on page 32

Strengthen loyalty programme

Having an attractive, differentiated loyalty offering tailored to our guests’ needs is critical to IHG’s continuing success. We are continually innovating IHG Rewards Club to build lifetime relationships with our guests. This creates a sustainable long-term revenue source and transforms previously unaffiliated travellers into powerful advocates for our brands.

To see how we strengthen our loyalty programme, go to: • Driving digital growth on page 17

Enhance revenue delivery

By striving to drive business through our direct channels, IHG maximises returns for our owners as these channels are less costly than alternatives such as third-party intermediaries. Digital and technological innovation, alongside strong brands and compelling loyalty, is key in ensuring IHG continues to manage revenue delivery effectively.

To see how we enhance revenue delivery, go to: • IHG Concerto on page 17 • Driving digital growth on page 17

Evolve owner proposition

Within our asset-light business model, maintaining positive relationships with long-standing owners and constantly forging new owner relationships is vital for IHG. Our outstanding operational support, preferred brands, industry-leading franchise offer and continued investment in innovation delivers a compelling owner proposition and strong returns.

To see how we evolve our owner proposition, go to: • Franchise Plus in Greater China, on page 32

Optimise our preferred portfolio of brands for owners and guests	As competition intensifies, distribution channels proliferate and consumers become more demanding, actively building a strong portfolio of distinctive, preferred brands for both our owners and guests, is fundamental to IHG’s success and future growth.	To see how we are optimising our portfolio of preferred brands, go to: • avid hotels on page 16 • Crowne Plaza Accelerate programme on page 32 • Transforming Holiday Inn brand family on page 32

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Our strategy for high-quality growth	15

Strategic Report

Our Strategic Model in action

We are focused on delivering across all components of our Strategic Model and in 2017 made progress with several important global initiatives.

To see our regional highlights, please go to the Performance section on page 32.

InterContinental Danang Sun Peninsula Resort, Vietnam

avid™ hotels

Launched in 2017, avid hotels is our new, US Mainstream brand, which we developed in collaboration with an owner advisory board.

The brand has been created to target over 14 million currently underserved travellers, who together make up an estimated $20 billion segment. It will feature all-new build construction and is designed for travellers who want a hotel stay that meets their expectations. That includes the basics done exceptionally well at a price point expected about $10-15 less than IHG's industry-leading Holiday Inn Express brand.

The avid hotels guest experience is designed around these key hallmarks:

- Sound sleep from premium bedding and noise reducing construction.
- Technological enablement through IHG Connect Wi-Fi and smart TVs.
- High-quality breakfast, including premium coffee and branded grab n' go options.

The brand was developed with an owner advisory board, and, with a leaner operating model and 10-15% lower forecasted cost per key than Holiday Inn Express, it further enhances our proposition for owners. Leveraging our scale, experience and leading position in the Mainstream segment, we expect our avid hotels brand to be a key driver of IHG's future System size growth.

75

$20bn

size of target guest segment.

16                  IHG  |  Annual Report and Form 20-F 2017

IHG Concerto™

Technology is an increasingly important element of the guest experience and offers huge potential to deliver stronger owner returns.

IHG Concerto represents the next step in our ambitious technology roadmap. Connected through the cloud, IHG Concerto is a user-friendly hotel platform, combining an industry-leading Guest Reservations System (GRS), enhanced Revenue Management System (RMS) and will include other capabilities such as property management and sales and catering systems. Our pilots to hotels began in 2017, and our ambition is for roll-out to hotels to be completed by late 2018 to early 2019. IHG Concerto will bring several benefits:

- Guests can customise their stay based on features they find important – made possible by new ways of classifying and selling room inventory.
- Hotel staff have more time to devote to delivering True Hospitality to guests – enabled by a more efficient hotel management system.
- Owners benefit from smarter revenue management tools.

IHG Concerto provides our hotels with advanced digital agility, aligning with our strategy to leverage innovation for real competitive advantage.

5,000+
targeted IHG hotels using IHG Concerto by 2019.

19
different countries where IHG Concerto was in use in 2017.

Driving digital growth

Digital is IHG's preferred channel. It represents the lowest cost for owners and allows us to interact with guests at every stage of their journey.

The IHG® App and *Your Rate* by IHG® Rewards Club are both key elements to ensuring the continued growth and vitality of our direct digital channels.

Mobile is IHG's primary digital growth driver, spearheaded by our award-winning App, offering guests real convenience and industry-leading loyalty redemption options:

- 34% of overall IHG revenue growth is driven by direct digital.
- 72% of direct digital revenue growth came from IHG's App in 2017, which saw a 27% year-on-year increase in visits.
- Mobile visits have now surpassed their desktop equivalents.

Your Rate was launched in 2016 and offers loyalty members the lowest rate available when booking direct with us, compared with other channels. It not only helps build and strengthen lifetime relationships with guests, but it also helps reduce cost of sale and increase long-term sustainable revenue growth for our third-party hotel owners.

>$1bn
IHG App revenue in 2017.

72%
2017 IHG digital bookings through mobile in China.

Accelerate growth

Having built a powerful and effective global enterprise, we are now focused on executing our proven and well-established strategy at a faster pace to deliver industry-leading net rooms growth over the medium term.

This will involve us redeploying and refocusing resources to leverage our scale; strengthening our loyalty programme; continuing to prioritise digital and technological innovation; expanding our industry-leading franchise proposition; strengthening our existing brands; and adding new brands where we see the greatest potential for growth.

We made good initial progress in 2017, which involved:

- Establishing a new regional operating structure whereby, effective 1 January 2018, we now have three regions instead of four – Americas, Greater China and the new region of EMEAA (Europe, Middle East, Asia and Africa).
- Combining our Commercial and Technology operations into one function to oversee technology, revenue management, channels and sales, along with the many inter-dependencies between these areas.
- Creating one global Marketing function focused on fully integrated brand, marketing and loyalty activities.
- Outsourcing our Central Reservation Office (call-centre) capabilities in the UK.

3
operating regions.

$125m
targeted annual savings by 2020 for reinvestment to drive growth.

IHG  |  Annual Report and Form 20-F 2017  |  Strategic Report  |  Our Strategic Model in action                  17

Strategic Report

Doing business responsibly

Our focus on responsible business is part of

everything we do at IHG, helping create a diverse

and inclusive culture that embodies our commitment

to provide True Hospitality for everyone.

In a fast-changing world, building trust with guests, colleagues and other stakeholders, living our core values and having a positive impact on society and the environment is more important than ever to IHG’s long-term success. Our people, policies and corporate responsibility programmes bear testimony to a culture of responsible business that is deep-rooted and embedded in our strategy, including:

•	Strong governance and leadership, which promotes a culture of responsible business attitudes and behaviours.

•	Ensuring our employees understand key legal and reputational issues and our Winning Ways.

•	Ensuring the safety and security of employees, guests and other visitors to our hotels and offices.

•	Operating effective risk management and internal controls.

•	Engaging in responsible procurement.

We have comprehensive Group-wide policies and approaches on key responsible business issues. These are set out in our Code of Conduct and include Human Rights and Modern Slavery, Bribery and Financial Crime, Environment, Community Activities and Diversity and Inclusion. We regularly review our policies to ensure we align with best practice.

IHG® Foundation

From skills in hospitality to helping communities prepare for disasters, the IHG Foundation, an independent charity, helps make our world a more hospitable place. In support, IHG colleagues participate in fundraising and volunteering activities every year.

To find out more about the IHG Foundation visit www.ihgfoundation.org

Our targets

Following the conclusion of our five-year targets, in March 2018 we launch new three-year IHG Responsible Business targets in the four areas where we can have the greatest impact: Environmental sustainability; Community impact; Our people and Responsible procurement.

These targets and our approach to responsible business help us contribute to the objectives of the United Nations Sustainable Development Goals (SDGs).

See page 60 for more information on our 2013-2017 performance, and how the Corporate Responsibility Committee have considered Environmental, Social, Community and Human Rights issues during 2017.

See our IHG Responsible Business Report for information about our new targets www.ihgplc.com/responsible-business

Our Winning Ways

The set of behaviours that define how we interact with our guests and colleagues, are embedded in the way we work, and are a vital component of our culture.

Diversity and inclusion

At IHG, diversity is embedded in our culture. We understand that differing backgrounds and perspectives create a more dynamic and inclusive environment. Our global diversity and inclusion strategy seeks to ensure diversity in our management teams and wider workforce, and recognises the importance of our business representing the communities in which we operate.

In 2017, the Hampton-Alexander Review listed IHG in the top 10 of FTSE 100-listed companies for female representation across our Board, the Executive Committee and its direct reports.

We have also achieved a perfect score on the Human Rights Campaign’s annual Corporate Equality Index in the US for four years in a row, making IHG a best place to work for lesbian, gay, bisexual and transgender (LGBTQ) workplace equality.

As at 31 December 2017	Male	Female	Total
Directors	6	4	10
Executive Committee	8	2	10
Executive Committee Direct Reports	37	26	63
Senior Managers[a]	100	38	138
All employees (whose costs were borne by the Group or the Systems Fund)	5,184	7,029	12,213
[a] Including directors of subsidiaries.

For more information on our Diversity and Inclusion Policy and strategy see pages 61 and 66.

Attracting talent

To attract and retain the best talent, we invest in our people and support them in developing their careers, rewarding and recognising their contribution, whilst ensuring diversity across the workforce.

In 2017, we introduced ‘Apply on the Go’, which simplifies the hiring process by enabling candidates to apply for roles using a mobile device.

Continuous learning

We know that great service can turn an ordinary stay into an extraordinary one. The IHG® True Hospitality Service Skills training ensures colleagues consistently meet our guests’ needs. So far more than 150,000 colleagues in 90 countries from more than 3,500 hotels have completed the programme.

In 2017, we completed the global rollout of our General Manager (GM) Learning Programme via our online platform, Fuse. Fuse brings our GMs together in an online community to share best practice, seek advice and complete professional development courses.

18	IHG | Annual Report and Form 20-F 2017

Colleague engagement

We recognise great service during our annual Celebrate Service Week. The 2017 campaign saw over 1,300 inspiring stories of True Hospitality shared and over 1,200 social media posts using #IHGCelebrateService and #TrueHospitality.

Employee engagement is measured through our bi-annual survey, Colleague HeartBeat powered by Aon Hewitt. Corporate, managed hotel and customer reservations office employees take part. In 2017 a revised survey delivered record-breaking participation of 97%, earning IHG recognition from Aon Hewitt as a Best Employer, benchmarked against industry scores.

Human rights

Our training and awareness programme focuses on those areas of human rights that are most relevant to our business. Our human rights policy has been translated into more than 40 languages and, to ensure our values are consistently reflected, we require all IHG branded hotels to adopt and display a human rights policy. We also have in place an e-learning module on Human Rights and Modern Slavery, which has been completed by 40,000 colleagues to date.

Anti-corruption and anti-bribery

We are committed to operating with integrity and complying with all relevant laws, including all applicable anti-corruption legislation. IHG has a zero-tolerance approach to bribery and corruption; a position clearly set out in our Code of Conduct, Anti-Bribery and Gifts and Entertainment policies which apply to all

IHG employees and Directors, and our managed hotels. In 2017, all Board and Executive Committee members completed the latest anti-bribery e-learning module, along with more than 30,000 colleagues.

Responsible procurement and due diligence

In 2015, we launched an automated procurement system across many of our large corporate offices. This helps our central procurement team manage our supply chain, and we continue to increase corporate spend through the system. Onboarded suppliers are required to complete due diligence questionnaires covering responsible business and human rights. We have piloted a new supplier assessment and audit programme, using third-party risk assessment providers, which will be developed further in 2018.

We also carry out due diligence and compliance checks on all new parties we enter into hotel agreements with. A central committee considers and reviews any issues identified, including bribery and corruption and human rights.

Environmental sustainability

The IHG Green Engage™ system is our Group-wide, online sustainability programme. It supports our Environment policy and helps hotels manage their use of energy, carbon, water and waste. By creating more energy-efficient hotels, we can drive profitability for owners while minimising environmental impact.

We are a member of FTSE4Good and were ranked first in our industry on the 2017 S&P Dow Jones Sustainability World Index.

Community impact

Our Supporting Our Communities Policy aims to maximise the positive contribution we make by creating shared value in our communities and with our business partners. We support and develop people working in the hospitality industry, and have improved the employability of 47,962 IHG® Academy participants between 2013 and 2017.

We guide our hotels to enhance their disaster preparedness and provide extensive support to colleagues affected by disaster.

Our principal risk assessment process takes into account the risks related to, and the impact of, non-financial matters on the business (see page 21 for a further description of our principal risks and the measures taken to mitigate their impact). We also consider our impact on the wider communities in which we operate through our responsible business programmes (see our Responsible Business Report).

IHG Code of Conduct

The IHG Code of Conduct supports colleagues in making the right decisions. It sets out the principles we must all work by at IHG. It also provides guidance on where to go if colleagues are faced with a difficult issue and need further help.

For further information on our Code of Conduct, including our Modern Slavery Statement see Policies under www.ihgplc.com/responsible-business

Stakeholder engagement

Listening to and building strong, long-term relationships with our stakeholders helps focus our priorities and strategies and creates loyalty, trust and credibility. We take into consideration the views of our stakeholders at all levels of decision making.

For more information see Corporate Governance on pages 47 to 63.

See our 2017 IHG Responsible Business Report for a full stakeholder list, which supports our responsible business strategy www.ihgplc.com/responsible-business

Key stakeholder engagement
Forms of engagement include:	Outcomes and measures include:
• Executive Committee and Senior Management led employee ‘Town Halls’. • Annual Celebrate Service Week. • Bi-annual Colleague HeartBeat survey. • Company intranet and employee focused events.	• 97% average participation in the 2017 Colleague HeartBeat survey.

• IHG Rewards Club. • HeartBeat surveys (guest satisfaction surveys). • Dedicated Guest Relations teams.

•  3.7 million completed HeartBeat surveys and 7 million text and social media guest comments captured and analysed in 2017.

•  IHG True Hospitality Service Skills training delivered to more than 150,000 colleagues.

• AGM. • Presentations following results announcements. • Annual investor perception survey. • Programme of one-to-one meetings with major institutional shareholders.	• Average of 98% votes in favour across all resolutions at 2017 AGM.

• Supplier registration form and onboarding process included in our IHG Vendor Code of Conduct. • US supplier diversity data collection.	• Increased diverse supplier spend in the US to $66 million, up from $59 million in 2016.

• Global and regional branches of the IHG Owners Association. • Asian American Hotels Owner’s Association. • Regional conferences. • Owner HeartBeat surveys (owner satisfaction surveys).	• avid hotels launched following collaboration with an owner advisory board as part of the brand development (see page 16).

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Doing business responsibly	19

Strategic Report

Risk management

Our risk management system continues to evolve; we have an

established process to manage the risks we face as a business.

Our Strategic Model strategy and risk

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

Risk appetite

IHG’s risk appetite is visible through the nature and extent of risk taken by the Board in pursuit of strategic and other business objectives. This risk appetite is cascaded through the goals we set, decisions we make and how we allocate resources. IHG’s appetite and tolerance for risk is further implemented through our governance committees, structures, policies and targets we select, as well as in development guidelines for new hotels. In 2017, the Board and Board Committees have reviewed many of these aspects directly through their meetings and discussions of principal risks.

Our risk management system

Our risk management system is fully integrated with the way we run the business through our culture, our processes and controls and our reporting, and is reflected in our strategy. The Global Risk Management function is responsible for the support, enhancement and monitoring of the effectiveness of this system and focuses on culture, process and control and monitoring and reporting.

IHG’s principal risks, uncertainties and review process

The external risk environment remains dynamic. However, the Group’s asset-light business model, diverse brand portfolio and wide geographical spread contribute to IHG’s resilience to events that could affect specific segmental or geographical areas. Our Risk Working Group, chaired by the General Counsel and Company Secretary and comprising the Group Financial Controller and the heads of Global Risk Management, Global Strategy and Global Internal Audit, provides input on, and oversight of, the principal risk review process, which identifies and assesses risks for ongoing monitoring and review by senior management.

Throughout 2017 the Global Risk team have performed continuous assessments of the principal risks facing the Group, including those which would threaten its business model, future performance, solvency or liquidity. These risks are formally reviewed with the Group’s Directors on a bi-annual basis and considered in more detail through the activities of the Board and Committees. As part of our reviews we have consolidated a previously identified risk relating to our owner proposition into other factors listed.

As outlined on page 7, we are now focused on executing our strategy at a faster pace. This emphasises the importance of the steps we take to consider risk explicitly as part of decision making, for example in the reprioritisation of resources, as well as considering the effect of any operational or functional changes on our risk management system described above.

Our principal risks remain structurally similar to those reported in previous years. However, we have noted the potential impact of the initiatives we are putting in place to accelerate growth both as a specific risk and also with the inherent trends and measures we undertake to mitigate other risks to a residual level appropriate to our risk tolerance, given a more dynamic organisational context.

In addition, we continue to conclude that the potential impact of Brexit on IHG will have no material impact on our strategy or operations.

See pages 52 and 57 for details of the assessment of our principal risks by the Board and the Audit Committee.

These principal risks are supplemented by a broader description of risk factors set out on pages 164 to 167.

Risk trend and speed of impact

Through the principal risk process we assess whether the risk area is stable or dynamic (inherent risk trend), and the rate at which there could be a material impact on IHG (speed of potential impact). The trend and unmitigated speed of impact are summarised in the following diagram with further detail on the initiatives undertaken to manage each of these risks in the table on the next page.

20	IHG | Annual Report and Form 20-F 2017

Principal risks descriptions

Inherent risk trend	Risk impact

Dynamic	How each principal risk links to our strategic priorities:

Static	Strategic Model	Targeted Portfolio	Disciplined Execution	Responsible Business

Risk description	Trend	Impact	Initiatives to manage these risks
Inherent threats to cybersecurity and information governance continue to evolve at pace and, in 2017, created dynamic risks to multiple industries, evidenced by reported cyber incidents across the hospitality industry and by IHG (see page 139). This risk could impact our operations; lead to loss of sensitive data; undermine stakeholder trust; and result in fines and legal/regulatory action.

• We apply a risk-based methodology to identify, and consider the value and threats to, our key information assets. These include Payment Card Information (PCI), Personally Identifiable Information (PII), as well as sensitive financial and employee information. We monitor and update our information security policies and practices to respond to the risks we face, including those relating to evolving privacy requirements across IHG, including our increasingly third-party hosted infrastructure and systems.

• Our approach to monitoring this dynamic risk combines IHG specialist teams in information security, technology and cyber enabled crime, supplemented by external insight and relationships to enhance our capability to analyse, prevent and detect potential threats.

• During 2017, we continued our initiative to tokenise credit card data in key systems through implementation of our secure payment technology in more than 86% of our US franchised estate.

• Despite our information security programme, we also recognise the need for rapid and appropriate response to data incidents. We have a clearly developed incident management capability which clarifies accountabilities and processes across the organisation, and works closely with our insurers. These also consider data reporting obligations, for example in relation to the EU General Data Protection Regulation (GDPR).

Failure to deliver preferred brands and loyalty could impact our competitive positioning, our growth ambitions and our reputation with guests and owners. The rapid rate of recent consolidation activity; brand launches and loyalty programme developments across the hospitality industry creates both risk and opportunity.

• In 2017 we continued our investment of $200m in the refresh of the Crowne Plaza estate in the Americas; extended the implementation of our Holiday Inn Open Lobby; and updated room design concepts in several brands. (See page 32 for further details.) We launched avid hotels to positive reactions from owners, signed deals to extend other brands in new territories and built brand recognition across the portfolio, (see pages 6-7, 10-11, 16 and 32 for further details). In January 2018 we also integrated our Kimpton Karma members into the IHG Rewards Club programme.

• The creation of one Global Marketing function will enable us to focus on fully integrated brand, marketing and loyalty activities, strengthening our existing brands and adding new brands where we see greatest potential for growth. For further information on initiatives to manage the opportunities and risks in our brand strategy, see pages 16 and 17.

Leadership and talent risk is inherent to all businesses and failure to effectively attract, develop and retain talent in key areas could impact our ability to achieve growth ambitions and execute effectively.

• In 2017, we have enhanced our ability to attract, retain and develop the best talent (see pages 18-19) within the hospitality sector, including GM and senior corporate positions.

• Our focus on accelerating growth will increase opportunities for our people and our ambitions will place demands on key leadership and hotel talent. As we begin to redeploy and reprioritise resources, our human resources team are reviewing our performance management framework to promote interdependence and to incentivise team and individual performance. We have a global diversity and inclusion strategy (see pages 61 and 66), which will be led by a Diversity and Inclusion Board, with specific and targeted actions to address any inequalities in the workplace.

Failure to capitalise on innovation in booking technology and maintain and enhance our channel management and technology platforms and to respond to changing guest and owner needs remains a dynamic risk to IHG’s revenues and growth ambitions, particularly with the emergence of both evolutionary and disruptive technologies.

• Technology innovation in the hotel industry continues to accelerate, with established and new competitors launching new solutions leveraging technology to enhance guest and owner experience. The speed of technological development and implementation in key markets such as China requires constant focus.

• Our Commercial and Technology team continues to develop on and above property capabilities and functionality, including responsive website design and mobile check out, while undertaking controlled pilots in more complex areas such as mobile key solutions. In mid-2017 we began to pilot IHG Concerto (see page 17) which, as well as increased functionality, will increase the resilience of our revenue systems. We have also implemented our centrally controlled and high-performing IHG Connect solution to benefit owners and guests.

• Changes to accelerate our growth will enable us to prioritise resources and streamline technology governance practices to drive efficiency and pace in our innovation and project delivery.

IHG’s focus to accelerate growth will require significant reprioritisation of activities and refocusing of resources. Given the importance and scope of the multi-faceted initiatives that will be undertaken to accelerate growth there are inherent risks which will require appropriate planning, project management, governance and clearly defined success factors.

• Our executive team, supported by our programme office, is providing direct leadership and steering a portfolio of activities to accelerate growth, engaging our wider senior leader team to clarify and align on objectives, key drivers and associated behaviours required in the future; and to provide regular visibility to the Board to ensure that the scope and timing of delivery remains within our risk appetite framework.

• We are also supported by third -party expertise to enable us to reprioritise resources and sequence activities in the most impactful way across the organisation, whilst mitigating and assuring risk to an acceptable level.

• Our focus on accelerating growth involves evolving our risk management system, governance and assurance arrangements to enable effective and agile decision making during the organisational change, in alignment with our appetite and tolerance for risk.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Risk management	21

Strategic Report

Risk management continued

Risk description	Trend	Impact	Initiatives to manage these risks
Failure to maintain an effective safety and security system and to respond appropriately in the event of an issue could result in an adverse impact to IHG; such as reputational and/or financial damage and undermining stakeholder confidence.

• The environment in which IHG develops and operates hotels continues to evolve, creating continued inherent challenges to the safety and security expectations of our guests and owners. Although we assess this risk to be stable overall, our Risk team coordinates and monitors a management system designed to provide an appropriate level of control of safety and security in IHG branded hotels and IHG offices.

• Our design & engineering, hotel opening and operations teams work together with our operational safety and security experts to evaluate our standards and provide guidance and training to our owners and hotel colleagues. We also have internal and external threat intelligence expertise to monitor potential impacts on IHG from, for example, terrorism.

Whilst the hotel sector is not subject to stringent industry specific regulations, the global business regulatory environment is continuously evolving and failure to ensure legal, regulatory and ethical compliance would impact IHG financially, operationally and reputationally.

• Our regulatory compliance specialists work to identify and respond to relevant regulatory and societal expectations. This is a particular imperative in relation to new privacy and cyber legislation, such as the EU GDPR and China’s new cybersecurity law, and continued scrutiny of the hospitality industry in relation to the environment and human rights.

• Our regulatory compliance programme focuses on bribery, sanctions, data privacy and competition compliance, with expectations defined within our Code of Conduct and related policies and training and awareness tools. Our development and legal teams work closely during owner due diligence procedures and escalate any identified ‘red flags’ for senior leadership review and decision. We also have in place a whistleblower hotline to report any concerns and defined controls which are routinely monitored. For example, we regularly review our gift and entertainment processes and registers to ensure these remain appropriate and are complied with.

• For details on our culture of responsible business and out approach to issues such as human rights, anti-bribery and environmental sustainability, please refer to pages 18-19).

A material breakdown in our financial management and control systems would lead to increased public scrutiny, regulatory investigation and litigation.

• This risk has not experienced any material change in 2017, however IHG continues to operate a strong set of processes across its financial, operational and compliance processes. See page 42 for details of our approach to taxation, page 56 for details of our approach to internal financial control and pages 126-129 for specific details on financial risk management policies. Our finance team has worked to understand and prepare for changes to revenue recognition reporting under IFRS 15.

• We continue to develop a scalable finance operating model, with increasing use of analytical capabilities, to enable us to adapt to future changes in the industry landscape and as we redeploy and refocus resources.

The inability to realise value from our programme and project delivery may result in failure to improve commercial performance, financial loss and undermining of stakeholder confidence.

• IHG is currently delivering multiple high value and complex business change programmes. Resource prioritisation across these initiatives is overseen by our executive team, and processes, education and support have been provided throughout 2017 to increase the quality and consistency of programme delivery. Our plans to accelerate our growth will build on these capabilities during 2018 to review end-to-end processes and manage delivery interdependencies across IHG.

Viability statement

The Group’s annual planning process builds a robust three-year plan. The detailed three-year plan takes into consideration the principal risks, the Group’s strategy, and current market conditions. That plan then forms the basis for strategic actions taken across the business. The plan is reviewed annually by the Directors, and approved towards the end of the calendar year. Once approved, the plan is then cascaded to the business and used to set performance metrics and objectives. Performance against those metrics and objectives is then regularly reviewed by the Directors. The key assumptions included in the three-year plan relate to RevPAR, System size and no change to our stated dividend policy. There are no significant debt maturities in the period under consideration and therefore no assumptions have been included in relation to refinancing.

In assessing the viability of the Group, the Directors have reviewed a number of scenarios, weighting downside risks that would threaten the business model, future performance, solvency and liquidity of the Group more heavily than opportunities. The scenario testing focuses mostly, but not exclusively, on the impact of declining RevPAR on the viability of the Group, as most of the principal risks outlined on pages 21 and 22 will cause a deterioration in RevPAR.

The scenarios included a severe but plausible downturn like the financial crisis that occurred from 2008 to 2009 (when the Board maintained the ordinary dividend despite the severity of the downturn in trading), a widespread cybersecurity breach and a reverse stress test of the business starting from the presumption of the Group having insufficient liquidity to continue trading. In the severe scenarios, the Directors also considered actions that would be taken if such events became a reality. These actions include a reduction in capital expenditure, salary freezes and suspension of bonus plans and the ordinary dividend. The results confirmed that the Group would be able to withstand the impact of each scenario.

The Directors have determined that the three-year period to 31 December 2020 is an appropriate period to be covered by the viability statement. Although hospitality industry business cycles are on average longer than three years, the end of those cycles has only resulted in declining RevPAR when that has been caused by exogenous shocks, and the decline in RevPAR has only lasted two years. The Board has therefore determined that no additional insight can be gained from assessing these scenarios over a longer period.

The Directors have assessed the viability of the Group over a three-year period to 31 December 2020, taking account of the Group’s current position, the Group’s strategy and the principal risks documented in the Strategic Report. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2020.

22	IHG | Annual Report and Form 20-F 2017

Key performance indicators (KPIs)

Our carefully selected set of KPIs allow us to

effectively monitor our performance by measuring

our success in delivering against our strategy,

and in driving high-quality growth.

Our KPIs are organised around the framework of our strategy – our Strategic Model and targeted portfolio – underpinned by disciplined execution and doing business responsibly.

KPIs	2017 status	2018 specific priorities
Strategic Model and targeted portfolio

Net rooms supply

Net total number of rooms in the IHG System.

Growth in underlying fee revenues[b]

Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages.

4.0% increase in net system size 31% pipeline as a % of system size 83,481 rooms signings

• Launch and scale our new mainstream brand, avid hotels (see page 16 for details).

• Leverage the expansion of our franchise offer for Holiday Inn, Holiday Inn Resort® and Crowne Plaza in Greater China, alongside Holiday Inn Express Franchise Plus model (see page 32 for details).

• Continue to build international scale for Kimpton, accelerating the growth of the brand outside the Americas.

• Ensure that, whilst driving strong rooms supply growth, we maintain a high level of guest satisfaction across our entire portfolio with removals from the system.

Total gross revenue from hotels in IHG’s System[b]

Total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Other than for owned and leased hotels, it is not revenue wholly attributable to IHG, as it is mainly derived from hotels owned by third parties.

System contribution to revenue

The percentage of room revenue booked through IHG’s direct and indirect systems and channels.

$4.6bn digital revenues delivered in 2017, up by 9%[c] on 2016 22% More hotels using IHG’s revenue management service in 2017, vs 2016

• Maintain our focus on increasing contribution from IHG Rewards Club members, and through direct bookings via our website or call centres.

• Further grow our share of bookings through the IHG App, whilst also increasing engagement within the App.

• Continue to expand the language capabilities of our online channels and call centres across all regions.

• Drive greater food and beverage revenue and support brand preference by introducing new food and beverage concepts for our hotels to adopt.

[a]	Including the acquisition of Kimpton (11,325 rooms).

[b]	Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 26, and reconciliations to IFRS figures, where they have been adjusted, are on pages 154 and 155. Total underlying operating profit growth and underlying fee revenue growth are stated at constant currency.

[c]	Based on a restating of 2016 digital revenues at 2017 FX rates.

Link between KPIs and
Directors’ remuneration

As we continued our focus on delivering

high-quality growth, Directors’ Remuneration for 2017 was directly related to key aspects of our Strategic Model and targeted portfolio. The following indicates which KPIs have impacted Directors’ Remuneration:

	The Annual Performance Plan	The Long Term Incentive Plan

• 70% was linked to EBIT

• 30% was linked to non-financial measures, of which:

–  20% was linked to improvements in Guest Love scores

–  10% was linked to the delivery of other individual objectives; for Executive Directors, the majority of these objectives related to our KPIs

• 50% was linked to Total Shareholder Return • 25% was linked to rooms growth • 25% was linked to RevPAR growth

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Key performance indicators (KPIs)	23

Strategic Report

Key performance indicators (KPIs) continued

KPIs	2017 status	2018 specific priorities
Strategic Model and targeted portfolio continued
Global RevPAR growth Revenue per available room: rooms revenue divided by the number of room nights that are available. Guest Love IHG’s guest satisfaction measurement indicator.	77% of Europe Holiday Inn hotels have implemented or committed to Open Lobby 3.0ppt growth in Guest Love over the last three years

• Drive 2018 rollout of IHG Concerto amongst our owners, across the entire estate (see page 17).

• Continue to drive adoption of customer relationship management systems in our hotels to help build lifetime relationships with guests.

• Progress the rollout of our enhanced internet connectivity and wifi offer, IHG Connect, across our estate.

• Broaden consistency and quality across our Crowne Plaza portfolio in the US through the now established Crowne Plaza Accelerate programme (see page 32).

• Continue to invest in brand innovation, including room design and finding new ways to use public spaces such as Holiday Inn Open Lobby (see page 32).

• Support the recruitment and development of our high-performing General Managers.

• Drive adoption of our learning solutions, such as the IHG Frontline online training platform, and brand-orientated services training across all IHG hotels.

Disciplined execution
Fee margins[b] Operating profit as a percentage of revenue, excluding revenue and operating profit from owned and leased hotels, managed leases and significant liquidated damages.	1.6ppt growth in fee margin in 2017

• Leverage our increasing scale in operations and systems to drive economies of scale across our portfolio of brands.

• Continue to strengthen our delivery capabilities to ensure that critical in-hotel initiatives are embedded on time and on target.

• Enhance our supplier management capabilities to drive further efficiencies throughout the business.

Employee Engagement survey scores Average of our revised[c] bi-annual Colleague HeartBeat survey, completed by our corporate and managed hotel colleagues (excluding our joint ventures).	97% 2017 Colleague HeartBeat participation rate

• Improve and simplify performance management processes, in order to focus on productive development conversations.

• Drive adoption of improvements to our human resources systems, including online colleague training, to further our ability to develop and retain talent.

Free cash flowb,[d] Cash flow from operating activities (after interest and tax paid), less purchase of shares by employee share trusts and maintenance capital expenditure, including key money paid[e].	7.3% growth in EBITDA in 2017

• Continue to deliver consistent, sustained growth in profits and cash flow.

• Control capital deployment in line with business priorities.

• Continue programme to recycle capital invested in minor equity positions and joint ventures, over time, when conditions are favourable.

[a]	Changes to the method for calculating IHG’s guest satisfaction scores (previously Guest HeartBeat) were introduced in 2016. The comparative for 2015 has been restated.

[b]	Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 26, and reconciliations to IFRS figures, where they have been adjusted, are on pages 154 and 155. Total underlying operating profit growth and underlying fee revenue growth are stated at constant currency.

[c]	In 2017, the employee engagement survey was revised and relaunched as the Colleague HeartBeat survey. The 2016 and 2015 figures relate to previous survey results, which could not be restated and are not comparable.

[d]	Cash flow was introduced as a new measure for the 2017/19 LTIP cycle. Cumulative free cash flow over the three-year performance period forms part of the measure, with some adjustments. The target for each successive cycle is determined annually, taking into account IHG’s long-range business plan, market expectations and circumstances at the time.

[e]	In 2016, free cash flow excluded the $95m cash receipt from renegotiation of long-term partnership agreements.

24	IHG | Annual Report and Form 20-F 2017

KPIs	2017 status	2018 specific priorities
Doing business responsibly

Number of people participating in IHG® Academy programmes	2,599 IHG Academy programmes across 74 countries

• Continue to provide skills and improved employability to people through IHG Academy (see page 19), ensuring a positive impact for local people, our owners and IHG.

• Continue to drive quality growth in the programme, including by increasing engagement with our hotels.

Carbon footprint per occupied room	15% reduction in carbon footprint per occupied room from 2013–2017 on a 2012 baseline	• Continue to reduce our carbon footprint across our entire estate. • Continue to drive quality use of the IHG Green Engage system across our entire estate.

Water use per occupied room in water-stressed areas	5.3% reduction in water use per occupied room in water-stressed areas from 2013–2017 on a 2012 baseline

• Continue to reduce water use across our entire estate, with a particular focus on hotels in water-stressed areas.

• Implement two water projects to improve water stewardship and enable further reductions in water use.

[a]	Restated.

Please see www.ihgplc.com/responsible-business for full disclosure of our carbon and water data, as well as more information on our new set of Responsible Business targets for 2018-2020.

Final dividend

The Board has proposed a final dividend per ordinary share of 71.0¢. With the interim dividend per ordinary share of 33.0¢, the full-year dividend per ordinary share for 2017 will total 104.0¢.

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

In determining the dividend, the Group seeks to maintain an efficient balance sheet and investment grade credit rating and aims to maintain a net debt: EBITDA ratio of 2.0–2.5x. The ratio at 31 December 2017 was 2.1x. The Directors will also take into account, and ensure there are sufficient, distributable reserves. For more details on our dividend policy and approach, see pages 5 and 42.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Key performance indicators (KPIs)	25

Strategic Report

Performance

Key performance measures (including Non-GAAP measures)

used by management.

As well as the performance measures found in the Group Financial

Statements, the following key performance measures are included in the performance review (and IHG at a glance on pages 2–3).

With the exception of RevPAR, these are financial measures that are either not defined under IFRS or are adjusted IFRS figures and are therefore described as Non-GAAP measures.

Revenue per Available Room (RevPAR)

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG System rooms revenue divided by the number of room nights available and can be mathematically derived from occupancy rate multiplied by average daily rate (ADR). Occupancy rate is rooms occupied by hotel guests expressed as a percentage of rooms that are available. ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and average daily rate are presented on a comparable basis comprising groupings of hotels that have traded in all months in both the current and prior year. The principal exclusions in deriving this measure are new hotels, hotels closed for major refurbishment and hotels sold in either of the two years.

RevPAR and ADR are quoted at a constant US dollar conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue∎

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

Underlying revenue∎ Underlying operating profit growth∎ Underlying fee revenue∎ Fee margin growth∎
Underlying revenue and underlying operating profit both exclude the impact of owned asset disposals, managed leases, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see below). The presentation of these additional performance measures allows a better understanding of comparable year-on-year trading and thereby allows an assessment of the underlying trends in the Group’s financial performance. These measures also provide consistency with the Group’s internal management reporting.

Underlying fee revenue and fee margin further exclude the revenue and operating profit of the Group’s remaining owned and leased properties, thereby providing metrics which measure the underlying performance of the Group’s core fee-based business model.

Total operating profit before exceptional items and tax∎ Adjusted earnings per ordinary share ∎ Underlying earnings per ordinary share ∎

Total operating profit before exceptional items and tax enables a better understanding of the ongoing operational performance of the Group. For example, total operating profit including exceptional items can be significantly skewed by the profit on disposal of owned assets. In addition, taxes can be influenced by external factors such as legislative changes, and a before tax measure of operating profit is therefore considered more reflective of the Group’s success in executing against its strategy.

Adjusted earnings per ordinary share excludes exceptional items, and their related tax impacts, and is reconciled to basic earnings per ordinary share in note 9 on page 115 of the Group Financial Statements. Adjusted earnings per ordinary share provides a per share measure that is not skewed by exceptional items.

Underlying earnings per ordinary share is calculated by dividing underlying profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Underlying earnings per ordinary share provides a per share measure based on comparable year-on-year trading and reflects underlying trends in the Group’s financial performance.

An analysis of exceptional items for the periods covered by the performance review is included in note 5 on page 110 of the Group Financial Statements.

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

Total operating profit both before and after exceptional items is shown on the face of the Group income statement on page 88, as permitted under IFRS.

Net debt ∎
Net debt is used in the monitoring of the Group’s liquidity and capital structure, and is a number used to calculate the key ratios attached to the Group’s bank covenants.	Net debt comprises loans and other borrowings less cash and cash equivalents, and is reconciled to the amounts included in the Group Financial Statements in note 21 on page 126.

Net capital expenditure ∎
Net capital expenditure is defined as cash flow from investing activities, excluding tax paid on disposals and adjusted for System Fund depreciation and amortisation (recovery of previous System Fund capital expenditure). For internal management reporting, capital expenditure is reported as either maintenance, recyclable, or System Fund.	The disaggregation of net capital expenditure provides useful information as it enables users to distinguish between System Fund capital investments and recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term, compared with maintenance capital expenditure (including key money paid), which represents a permanent cash outflow.

Free cash flow ∎
Free cash flow is defined as cash flow from operating activities (after interest and tax paid), less purchase of shares by employee share trusts and maintenance capital expenditure, including key money paid. In 2016, free cash flow excluded the $95m cash receipt from renegotiation of long-term partnership agreements.	Free cash flow is a useful measure for investors, as it represents the cash available to invest back into the business to drive growth, pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

∎ These are Non-GAAP financial measures which should be viewed as complementary to, and not as a substitute for, the measures prescribed by GAAP.

The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 154 and 155 and the glossary on pages 184 to 185.

26	IHG | Annual Report and Form 20-F 2017

Group

Group results

	12 months ended 31 December
	2017 $m	2016 $m	2017 vs 2016 % change	2015 $m	2016 vs 2015 % change
Revenue
Americas	1,025	993	3.2	955	4.0
Europe	241	227	6.2	265	(14.3)
AMEA	244	237	3.0	241	(1.7)
Greater China	126	117	7.7	207	(43.5)
Central	148	141	5.0	135	4.4
Total	1,784	1,715	4.0	1,803	(4.9)
Operating profit before exceptional items
Americas	644	633	1.7	597	6.0
Europe	86	75	14.7	78	(3.8)
AMEA	87	82	6.1	86	(4.7)
Greater China	52	45	15.6	70	(35.7)
Central	(110)	(128)	14.1	(151)	15.2
	759	707	7.4	680	4.0
Exceptional items	4	(29)	113.8	819	(103.5)
Operating profit	763	678	12.5	1,499	(54.8)
Net financial expenses	(85)	(87)	2.3	(87)	–
Profit before tax	678	591	14.7	1,412	(58.1)

Earnings per ordinary share
Basic	306.7¢	195.3¢	57.0	520.0¢	(62.4)
Adjusted	244.6¢	203.3¢	20.3	174.9¢	16.2
Average US dollar to sterling exchange rate	$1: £0.78	$1: £0.74	5.4	$1: £0.65	13.8

Highlights for the year ended

31 December 2017

During the year ended 31 December 2017, revenue increased by $69m (4.0%) to $1,784m primarily resulting from 4.0% rooms growth and 2.7% comparable RevPAR growth. Operating profit and profit before tax increased by $85m (12.5%) and $87m (14.7%) respectively. Operating profit before exceptional items increased by $52m (7.4%) to $759m.

Underlyinga Group revenue and underlyinga Group operating profit increased by $80m (5.2%) and $59m (8.4%) respectively.

Comparable Group RevPAR increased by 2.7% (including an increase in average daily rate of 1.1%). IHG System size increased by 4.0% to 798,075 rooms, whilst Group fee revenueb increased by 4.1% (5.0% at constant currency).

The net central operating loss before exceptional items decreased by $18m (14.1%) to $110m and by $15m (11.7%) to $113m at constant currency due to an increase in central revenues and the impact of our strategic cost management programme.

Group fee margin was 50.4%, up 1.6 percentage points (up 1.4 percentage points at constant currency) on 2016, after adjusting for owned and leased hotels, managed leases, and significant liquidated damages. Group fee margin benefited from efficiency improvements and by leveraging our global scale.

Basic earnings per ordinary share increased by 57.0% to 306.7¢, whilst adjusted earnings per ordinary share increased by 20.3% to 244.6¢, reflecting the increase in operating profit before tax and the impact of the share capital reduction as a result of the share consolidation in May 2017.

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see pages 154 and 155). Underlying operating profit growth also excludes the impact of exceptional items.

[b]	Underlying fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages (see pages 154 and 155).

Accounting principles

The Group results are prepared under International Financial Reporting Standards (IFRS). The application of IFRS requires management to make judgements, estimates and assumptions, and those considered critical to the preparation of the Group results are set out on page 100 of the Group Financial Statements.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this performance review are calculated after eliminating these exceptional items. Such indicators are prefixed with ‘adjusted’. An analysis of exceptional items is included in note 5 on page 110 of the Group Financial Statements.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Performance	27

Strategic Report

Performance continued

Group continued

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

Group total gross revenue

	12 months ended 31 December
	2017 $bn	2016 $bn	% change
Analysed by brand
InterContinental	4.8	4.6	4.3
Kimpton	1.1	1.1	–
Crowne Plaza	4.3	4.1	4.9
Hotel Indigo	0.4	0.4	–
Holiday Inn	6.3	6.2	1.6
Holiday Inn Express	6.7	6.3	6.3
Staybridge Suites	0.9	0.8	12.5
Candlewood Suites	0.8	0.7	14.3
Other	0.4	0.3	33.3
Total	25.7	24.5	4.9

Analysed by ownership type
Franchised	14.9	14.3	4.2
Managed	10.6	10.0	6.0
Owned and leased[c]	0.2	0.2	–
Total	25.7	24.5	4.9

Total gross revenue is a Non-GAAP financial measure, see page 26 for additional information.

Total gross revenue increased by 4.9% (5.7% increase at constant currency) to $25.7bn, driven by IHG System size and comparable RevPAR growth.

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see pages 154 and 155). Underlying operating profit growth also excludes the impact of exceptional items.

[b]	Underlying fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages (see pages 154 and 155).

[c]	See note 2 of the Group Financial Statements on page 104.

28	IHG | Annual Report and Form 20-F 2017

Group hotel and room count

		Hotels		Rooms
At 31 December	2017	Change over 2016	2017	Change over 2016
Analysed by brand
InterContinental	194	7	65,998	2,348
Kimpton	66	5	12,516	1,278
HUALUXE	7	3	2,089	993
Crowne Plaza	414	6	114,800	997
Hotel Indigo	85	10	10,645	1,740
EVEN Hotels	8	2	1,238	228
Holiday Inn[a]	1,242	1	232,693	937
Holiday Inn Express	2,600	103	262,398	15,389
Staybridge Suites	255	19	27,745	2,135
Candlewood Suites	376	14	35,424	1,232
Other	101	4	32,529	3,663
Total	5,348	174	798,075	30,940

Analysed by ownership type
Franchised	4,433	112	552,834	10,184
Managed	907	62	242,883	20,810
Owned and leased	8	–	2,358	(54)
Total	5,348	174	798,075	30,940

[a]	Includes 47 Holiday Inn Resort properties (11,954 rooms) and 26 Holiday Inn Club Vacations properties (7,676 rooms)
(2016: 46 Holiday Inn Resort properties (11,652 rooms) and 26 Holiday Inn Club Vacations properties (7,601 rooms)).

Group pipeline

		Hotels		Rooms
At 31 December	2017	Change over 2016	2017	Change over 2016
Analysed by brand
InterContinental	63	1	17,353	(127)
Kimpton	18	–	2,796	(302)
HUALUXE	21	(1)	6,289	(667)
Crowne Plaza	86	(4)	23,047	(1,489)
Hotel Indigo	82	7	11,301	708
EVEN Hotels	12	6	2,110	1,330
Holiday Inn[b]	277	16	53,556	878
Holiday Inn Express	766	90	93,360	9,478
avid hotels	44	44	4,043	4,043
Staybridge Suites	160	20	17,941	2,620
Candlewood Suites	112	4	10,009	405
Other	14	2	2,341	(2,807)
Total	1,655	185	244,146	14,070

Analysed by ownership type
Franchised	1,223	184	139,348	21,654
Managed	432	1	104,798	(7,584)
Total	1,655	185	244,146	14,070

[b]	Includes 13 Holiday Inn Resort properties (3,620 rooms) (2016: 14 Holiday Inn Resort properties (3,531 rooms)).

Total number of hotels

5,348

Total number of rooms

798,075

During 2017, the global IHG System (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) increased by 174 hotels (30,940 rooms) to 5,348 hotels (798,075 rooms).

Openings of 285 hotels (48,817 rooms) were 20.1% higher than in 2016. Openings in the Americas included 124 hotels (12,949 rooms) in the Holiday Inn brand family. 43 hotels (10,570 rooms) were opened in Greater China in 2017, with the Europe and AMEA regions contributing openings of 26 hotels (4,917 rooms) and 26 hotels (11,085 rooms) respectively. 111 hotels (17,247 rooms) left the IHG System in 2017, a decrease from the previous year (116 hotels, 17,367 rooms).

Total number of hotels in the pipeline

1,655

Total number of rooms in the pipeline

244,146

At the end of 2017, the global pipeline totalled 1,655 hotels (244,146 rooms), an increase of 185 hotels (14,070 rooms) on 31 December 2016. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

Group signings increased from 516 hotels in 2016 to 605 hotels and rooms increased from 75,812 to 83,481 in 2017. This included 391 hotels (52,592 rooms) signed for the Holiday Inn brand family, 32.1% of which were contributed by Greater China (90 hotels, 16,904 rooms).

Active management of the pipeline to remove deals that have become dormant or no longer viable reduced the pipeline by 135 hotels (21,224 rooms), compared to 118 hotels (19,518 rooms) in 2016.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Performance	29

Strategic Report

Performance continued

Progress against our 2017 regional priorities

Group revenue 2017 ($1,784m)

Number of rooms (798,075)

∎ Americas

∎ Europe

∎ Asia, Middle East and Africa (AMEA)

∎ Greater China

∎ Central

See page 32 for our Regional highlights.

Americas

•	Strengthened our Upscale and Luxury portfolio by opening the iconic InterContinental Los Angeles Downtown, Hotel Indigo Los Angeles Downtown and Crowne Plaza HY36 Midtown. In 2017, we signed a total of 365 hotels in the Americas.

•	Drove brand preference through signifcant investment in Crowne Plaza, Holiday Inn and Holiday Inn Express. 78% of the Crowne Plaza estate participated in the Accelerate programme in 2017, and over 1,000 new design Holiday Inn Express hotels were open or in the pipeline as of year end.

•	Enhanced owner returns by expanding use of our revenue mangement service, Revenue Management for Hire, across the region. Currently 67% of the Americas estate uses the service, up from 57% in 2016.

Greater China

•	Leveraged our Franchise Plus business model and grew significantly in tier 2 and 3 cities. Franchise Plus delivered 54 signings in 2017. More broadly, over 87% of openings for the region were outside tier 1 cities. We also expanded our franchise model to our Holiday Inn and Crowne Plaza brands.

•	Debut signings for: Kimpton Hotels & Restaurants (Taipei and Sanya); and EVEN Hotels (three properties). HUALUXE had 21 hotels in the pipeline as of year-end.

•	Drove a consistent guest experience through the rollout of True Hospitality Service training to 272 of our 328 hotels. Guest Love increased by 1.2ppts in 2017.

•	Strengthened our talent acquisition and development through the GM Ready programme, to create immediate GM resource pool for new opening hotels. Continued building hotel commercial and revenue management capability through a Sales Transformation project.

Asia, Middle East and Africa (AMEA)

•	Signings increased 20% year-on-year to 12,620, and included regional firsts for both Kimpton Hotels & Restaurants and EVEN Hotels. Our Upscale and Luxury presence was enhanced by the opening of Hotel Indigo Bali Seminyak – the world’s first Hotel Indigo in a resort location – as well as InterContinental properties in Perth, Singapore, Hanoi and Fujairah Resort.

•	Drove brand preference and our promise of True Hospitality through new service training, rolled out to 84% of AMEA hotels. Guest satisfaction in AMEA increased in 2017, with Guest Love 0.8ppts higher than last year.

•	Enhanced our owner proposition through new ways of working for our hotel opening teams, establishing relationship directors who serve as an owner’s single point of contact post-deal signing, through to opening.

Europe

•	Grew system size in Europe’s most attractive markets and highest opportunity segments, with particular focus on the UK and Germany. In 2017, over half of the region’s signings and openings were in either the UK or Germany.

•	Strengthened brand preference through continued rollout of Holiday Inn Open Lobby, which 77% of the estate has now installed or is commited to installing, driving a 7ppts Guest Love uplift. The Holiday Inn Express Generation 4 guestroom, which 87% of Generation 1 and 2 properties have now installed or are comitted to, has driven a 4ppt Guest Love uplift post-refurbishment. We also enhanced brand awareness of Kimpton Hotels & Restaurants with the opening of Amsterdam De Witt, the first for the brand in the region.

•	YourRate by IHG Rewards Club has now rolled out to all our European markets except Israel and is having a positive impact on direct bookings. IHG Rewards Club enrolments increased by 16% this year, against 2016.

30	IHG | Annual Report and Form 20-F 2017

	Industry performance in 2017	IHG’s regional performance in 2017

Americas

Industry RevPAR in the Americas increased by 3.8%, driven by a 2.8% average daily rate growth and 0.6pts occupancy growth. Occupancy achieved its highest level ever recorded, topping the record set in 2015. Room demand was up 2.9%, its highest since 2014, led by increasing business and consumer confidence in the US. Demand was further propelled in the US by two hurricanes in the latter part of the year, while supply growth remained robust (1.9%) despite a fall from its seven year high in 2016.

US lodging industry room demand advanced 2.7% in 2017, its largest increase since 2014, whilst supply growth edged up to 1.8%. US industry RevPAR increased by 3.0%, led by an average daily rate growth of 2.1%. RevPAR in the US Mainstream chain scale, where the Holiday Inn and Holiday Inn Express brands operate, increased by 2.2%.

In Canada, industry RevPAR increased by 7.7%, driven by a 5.2% increase in average daily rate, and in Mexico, RevPAR increased by 6.4% with average daily rate advancing 6.0%.

IHG’s comparable RevPAR in the Americas increased by 1.6%, driven by 1.2% average daily rate growth. The region is predominantly represented by the US, where comparable RevPAR increased by 1.2%, with 3.0% growth in the fourth quarter led by demand in hurricane impacted areas. In the US, we are most represented by our Mainstream brands Holiday Inn and Holiday Inn Express. RevPAR in our Mainstream brands increased slightly behind the segment, with RevPAR for the Holiday Inn brand increasing by 1.9% whilst that for the Holiday Inn Express brand increased by 1.7%.

Canada achieved strong growth of 6.1%, whilst Mexico grew 5.1%, led by rate growth.

Europe	Strong demand and solid average daily rate growth propelled European industry RevPAR in 2017 up 7.2%, its largest gain since 2000. Demand rebounded in Continental Europe as certain markets recovered from terror incidents in 2016 and inbound tourism increased. Regional room demand grew 4.4% with average daily rate advancing 3.6%. UK industry RevPAR was up 4.1%, led by a 3.6% rate increase. UK room demand increased by 2.3% in 2017. In Germany, industry RevPAR was up 3.0%, driven by a 2.0% growth in average daily rate and a 2.1% increase in demand. A number of countries in the region including Italy, Russia and Spain, saw industry RevPAR rise in 2017 through increasing demand and average daily rate.	IHG’s regional comparable RevPAR in Europe increased by 6.3%, driven by both occupancy and average daily rate growth. The UK grew by 4.5%, ahead of the industry, led by average daily rate driven growth in the provinces. In London, RevPAR increased by 4.3% driven by strong demand growth in the first half of the year. Germany achieved growth of 2.1%, and Russia increased by 7.1%, both led by rate growth. Across the rest of Europe, RevPAR achieved strong growth of 7.6%, led by recovery in markets previously impacted by terror attacks.

Asia, Middle East and Africa (AMEA)

AMEA room demand growth increased by its fastest rate of the past five years resulting in rising occupancy across most countries in the region. Average daily rate was also on the rise, driving up regional RevPAR growth to 3.0%; its highest for the past four years. RevPAR was up in several countries in the region, including Japan (3.0%), Australia (2.8%), India (3.8%) and Thailand (4.2%) with growth in both demand and average daily rate.

Egypt drove RevPAR growth in the Middle East (3.4%). Excluding Egypt, Middle East RevPAR fell 5.2% as Saudi Arabia, the United Arab Emirates, and others were impacted by weak oil prices and high supply growth. Room demand was up in all but two of the 11 Middle East countries excluding Egypt, as declining average daily rate was the principal driver of the weaker performance. Supply growth remained robust, up 5.4% in 2017, excluding Egypt, and it has been above 5% for the past decade.

Across this large region, IHG is widely represented both geographically and by brand, and comparisons across the industry are hard to make. Overall, IHG regional comparable RevPAR increased by 1.5%, driven by occupancy growth. Performance outside the Middle East was strong with 4.4% RevPAR growth overall, led by strong trading in the mature markets of Australia, where RevPAR increased by 4.5%, ahead of the industry, and in Japan where RevPAR increased by 2.7%. The Middle East RevPAR was down 4.1%, impacted by low oil prices and industry wide supply growth. Total RevPAR declined by 3.0% for the year impacted by the proportion of hotel openings in developing markets where RevPARs are significantly lower than developed markets.

Greater China

Lodging industry RevPAR in Greater China increased by 5.2% via strong demand gains and the first average daily rate increase of the past seven years. While RevPAR declined from 2010 to 2016, demand has been robust, but performance had been held back by falling average daily rate and increasing supply. Supply gains in 2017 (3.5%) were the smallest of the past 18 years.

The two largest sub-regions (North & East) saw RevPAR gains of greater than 5% each, whereas the South and Central, the next two largest sub-regions, reported growth of more than 8% each. RevPAR growth in all four of the sub-regions was driven primarily by demand increases with supporting average daily rate gains. While supply growth slowed in Greater China overall, certain areas continued to see strong increases, including Macau (9.6%), the West (6.2%) and Central China (5.1%). Demand was also strongest in those three sub-regions, up more than 10% each.

IHG’s regional comparable RevPAR in Greater China increased by 6.0% in 2017, slightly ahead of the industry. Our RevPAR was driven by better than the industry occupancy, which increased by 5.5%, whilst average daily rate grew by 0.4%. Mainland China RevPAR increased by 6.6%, led by growth of 6.9% in tier 1 cities due to strong transient, corporate and meeting demand. RevPAR grew in Hong Kong and Macau by 2.7% and 11.4%, respectively.

Source: Smith Travel Research for all of the above industry facts.

Comparable RevPAR movements on previous year (12 months ended 31 December 2017)

Region	Franchised		Managed		Owned and leased

Americas	Crowne Plaza	1.9%	InterContinental	(0.9)%	All brands	6.6%

	Holiday Inn	1.9%	Kimpton	0.4%

	Holiday Inn Express	1.7%	Crowne Plaza	1.2%

	All brands	1.8%	Holiday Inn	0.0%

			Staybridge Suites	(0.7)%

			Candlewood Suites	0.4%

			All brands	0.2%

Europe	All brands	6.1%	All brands	7.2%

AMEA	All brands	(1.6)%	All brands	2.1%

Greater China			All brands	6.1%

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Performance	31

Strategic Report

Performance continued

Regional highlights

In 2017, we delivered several important initiatives regionally, to enhance both our guest and owner proposition.

Americas

Crowne Plaza Accelerate programme

Now in its second year, Crowne Plaza Accelerate is a $200m investment in our Americas portfolio, designed to improve guest experience, brand awareness and commercial performance. The programme centres on delivering distinctive service, refurbishments and innovation to differentiate the brand. Owner enthusiasm is demonstrated by widespread adoption, with 114 hotels (78% of the Americas estate), participating in 2017. These properties have seen an average RevPAR uplift of 2.3% vs non-participating hotels.

Plaza Workspace is one innovative way we are differentiating the brand; both for guests and for owners. Guests enjoy public spaces designed to meet the needs of their modern business-leisure balance, whilst owners benefit from new sources of F&B revenue, driving a payback period of just two years.

Europe

Transforming Holiday Inn brand family

Our Holiday Inn Express and Holiday Inn estate in Europe is undergoing a major transformation. Two key elements of this are re-engineered guest bedrooms and re-imagined public spaces.

The Holiday Inn Express Generation 4 guestroom utilises modern, flexible design to meet the evolving needs of the smart traveller. Driving a 4ppt Guest Love uplift post-refurbishment, rollout has now reached 87% of all Generation 1 and 2 properties.

The rollout of Holiday Inn Open Lobby, a concept which transforms hotel lobbies into revenue-generating welcoming areas to work or socialise, is continuing at pace – 77% of open and pipeline hotels have installed or are now committed to Open Lobby. Guests are responding well, with uplifts in Guest Love (+7ppts) and F&B profit (+20%).

AMEA

Expanding our Upscale and Luxury portfolio

Expanding our Upscale and Luxury portfolio is a key part of IHG's growth strategy, particularly in AMEA. IHG's brands in this space deliver enriching, authentic, local experiences that guests increasingly seek out. 2017 saw several landmark signings and openings:

- Kimpton Bali, a resort in the Nusa Dua area, was our first Kimpton signing in AMEA;
- EVEN Hotels Auckland was signed, the first of several EVEN Hotels to be developed across key Australasian cities;
- Hotel Indigo Bali Seminyak opened – the world's first Hotel Indigo resort – alongside growing the AMEA pipeline to 14 hotels; and
- InterContinental Hanoi Landmark 72 opened – Vietnam's tallest hotel – as well as InterContinental hotels in Singapore, Perth and an InterContinental Resort in Fujairah.

Greater China

Franchise Plus in Greater China

The Chinese hotel market is maturing and IHG is adapting to ensure our owner proposition in the region remains compelling.

In 2016, we launched our Franchise Plus model, specifically for Holiday Inn Express. This provides all the benefits of operating a franchise hotel, with several features typical of a managed model, to ensure a high-quality guest experience and maximise owner returns. Franchise Plus has significantly accelerated Holiday Inn Express growth in China, with 54 signings in 2017, well over double the number of managed signings.

Building on this momentum, in 2017 we extended our franchise offer to Crowne Plaza, Holiday Inn and Holiday Inn Resort. We will grow the franchise business in China through established strategic partners with proven records of superior hotel management.

Please see Our Strategic Model on pages 14 to 15 to read more.

Holiday Inn Incheon Sogdo, Republic of Korea

32                  IHG  |  Annual Report and Form 20-F 2017

Americas

Americas results

	12 months ended 31 December
	2017 $m	2016 $m	2017 vs 2016 % change	2015 $m	2016 vs 2015 % change
Revenue
Franchised	703	685	2.6	661	3.6
Managed	172	172	–	166	3.6
Owned and leased	150	136	10.3	128	6.3
Total	1,025	993	3.2	955	4.0
Percentage of Group revenue	57.4	57.9	(0.5)	53.0	4.9
Operating profit before exceptional items
Franchised	606	600	1.0	575	4.3
Managed	65	64	1.6	64	–
Owned and leased	29	24	20.8	24	–
Regional overheads	(56)	(55)	(1.8)	(66)	16.7
	644	633	1.7	597	6.0
Exceptional items	37	(29)	227.6	(41)	29.3
Operating profit	681	604	12.7	556	8.6
Percentage of Group operating profit before central overheads and exceptional items	74.1	75.8	(1.7)	71.9	3.9

Highlights for the year ended

31 December 2017

With 4,029 hotels (497,460 rooms), the Americas represented 62% of the Group’s room count and 74% of the Group’s operating profit before central overheads and exceptional items for the year ended 31 December 2017. The key profit producing market is the US, although the Group is also represented in Latin America, Canada, Mexico and the Caribbean. 88% of rooms in the region are operated under the franchise business model, primarily in the Mainstream segment (including the Holiday Inn brand family). In the Upscale segment, Crowne Plaza is predominantly franchised whereas, in the Luxury segment, InterContinental-branded hotels are operated under both franchise and management agreements, whilst Kimpton is managed. 12 of the Group’s 13 hotel brands are represented in the Americas.

Revenue and operating profit increased by $32m (3.2%) to $1,025m and by $77m (12.7%) to $681m respectively. Operating profit before exceptional items increased by $11m (1.7%) to $644m. On an underlyinga basis, revenue increased by $37m (3.9%), while operating profit increased by $16m (2.5%), driven predominantly by RevPAR growth in the fee business and an increase in net rooms.

Franchised revenue and operating profit increased by $18m (2.6%) to $703m and by

$6m (1.0%) to $606m respectively. On a constant currency basis, revenue increased by $17m (2.5%) and operating profit increased by $6m (1.0%) as incremental royaltiesb growth from RevPAR and net rooms growth were partly offset by a delay in the recognition of a payroll tax credit, the implementation of the previously disclosed Crowne Plaza Accelerate financial incentives, and the annualisation of our investment in the Americas development team. Royalties growth of 3.3% was driven by comparable RevPAR growth of 1.8%, including 1.9% for Holiday Inn and 1.7% for Holiday Inn Express, together with 1.5% rooms growth.

Managed revenue remained flat at $172m, whilst operating profit increased by $1m (1.6%) to $65m. Revenue and operating profit included $34m (2016: $34m) and $nil (2016: $nil) respectively from one managed-lease property. Excluding results from this managed-lease hotel and on a constant currency basis, revenue increased by $6m (4.3%) and operating profit increased by $7m (10.9%) respectively.

Owned and leased revenue increased by $14m (10.3%) to $150m, whilst operating profit increased by $5m (20.8%) to $29m due to North American inbound business to Holiday Inn Aruba and the ramp up of EVEN Hotels Brooklyn.

Highlights for the year ended

31 December 2016

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

Owned and leased revenue increased by $8m (6.3%) to $136m, whilst operating profit stayed flat at $24m.

Regional overheads increased by $11m (16.7%) to $55m due to a $10m year-on-year decrease in US healthcare costs.

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see pages 154 and 155). Underlying operating profit growth also excludes the impact of exceptional items.

[b]	Royalties are fees, based on rooms revenue, that a franchisee pays to the brand owner for use of the brand name.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Performance	33

Strategic Report

Performance continued

Americas continued

Americas hotel and room count

	Hotels		Rooms
At 31 December	2017	Change over 2016	2017	Change over 2016
Analysed by brand
InterContinental	50	2	17,578	1,170
Kimpton	65	4	12,242	1,004
Crowne Plaza	156	(8)	41,278	(2,838)
Hotel Indigo	51	5	6,828	896
EVEN Hotels	8	2	1,238	228
Holiday Inn[a]	773	(1)	135,604	(1,140)
Holiday Inn Express	2,217	63	199,410	7,039
Staybridge Suites	244	18	26,156	1,971
Candlewood Suites	376	14	35,424	1,232
Other	89	5	21,702	(95)
Total	4,029	104	497,460	9,467

Analysed by ownership type
Franchised	3,727	94	437,292	6,426
Managed	296	10	58,343	3,041
Owned and leased	6	–	1,825	–
Total	4,029	104	497,460	9,467
Percentage of Group hotel and room count	75.3	(0.6)	62.3	(1.3)

[a]	Includes 25 Holiday Inn Resort properties (6,787 rooms) and 26 Holiday Inn Club Vacations properties (7,676 rooms) (2016: 25 Holiday Inn Resort properties (6,791 rooms) and 26 Holiday Inn Club Vacations properties (7,601 rooms)).

Americas pipeline

	Hotels		Rooms
At 31 December	2017	Change over 2016	2017	Change over 2016
Analysed by brand
InterContinental	7	–	1,893	(639)
Kimpton	14	(3)	2,238	(711)
Crowne Plaza	14	(3)	2,719	(567)
Hotel Indigo	33	1	4,026	61
EVEN Hotels	8	2	1,114	334
Holiday Inn[b]	128	–	16,375	(929)
Holiday Inn Express	524	36	49,607	2,811
avid hotels	44	44	4,043	4,043
Staybridge Suites	146	15	15,432	1,536
Candlewood Suites	112	4	10,009	405
Other	12	1	1,648	309
Total	1,042	97	109,104	6,653

Analysed by ownership type
Franchised	1,002	105	102,844	9,549
Managed	40	(8)	6,260	(2,896)
Total	1,042	97	109,104	6,653

[b]	Includes one Holiday Inn Resort property (165 rooms) (2016: three Holiday Inn Resort properties (455 rooms)).

Total number of hotels

4,029

Total number of rooms

497,460

Americas System size increased by 104 hotels (9,467 rooms) to 4,029 hotels (497,460 rooms) during 2017. 190 hotels (21,615 rooms) opened in the year, compared to 188 hotels (23,535 rooms) in 2016. Openings included 124 hotels (12,949 rooms) in the Holiday Inn brand family, representing 59.9% of the region’s openings.

86 hotels (12,148 rooms) were removed from the Americas System in 2017, demonstrating our continued commitment to quality, compared to 103 hotels (15,117 rooms) in 2016. 26.3% of 2017 room removals were Holiday Inn rooms in the US (17 hotels, 3,189 rooms) compared to 37.3% in 2016 (30 hotels, 5,638 rooms).

Total number of hotels in the pipeline

1,042

Total number of rooms in the pipeline

109,104

At 31 December 2017, the Americas pipeline totalled 1,042 hotels (109,104 rooms), representing an increase of 97 hotels (6,653 rooms) over the prior year. Strong signings of 365 hotels (37,419 rooms) were ahead of last year by 33 hotels (381 rooms). The majority of 2017 signings were within the Holiday Inn brand family (220 hotels, 21,829 rooms) and our extended-stay brands, Staybridge Suites and Candlewood Suites (70 hotels, 6,977 rooms). Launched in the US in September 2017, avid hotels is making good progress towards becoming IHG’s next brand of scale with signings of 44 hotels (4,043 rooms).

78 hotels (9,151 rooms) were removed from the pipeline in 2017 compared to 64 hotels (7,436 rooms) in 2016.

34	IHG | Annual Report and Form 20-F 2017

Europe

Europe results

	12 months ended 31 December
	2017 $m	2016 $m	2017 vs 2016 % change	2015 $m	2016 vs 2015 % change
Revenue
Franchised	109	102	6.9	104	(1.9)
Managed	132	125	5.6	131	(4.6)
Owned and leased	–	–	–	30	(100.0)
Total	241	227	6.2	265	(14.3)
Percentage of Group revenue	13.5	13.3	0.2	14.7	(1.4)
Operating profit before exceptional items
Franchised	85	78	9.0	77	1.3
Managed	26	22	18.2	28	(21.4)
Owned and leased	–	–	–	1	(100.0)
Regional overheads	(25)	(25)	–	(28)	10.7
	86	75	14.7	78	(3.8)
Exceptional items	(2)	–	–	175	(100.0)
Operating profit	84	75	12.0	253	(70.4)
Percentage of Group operating profit before central overheads and exceptional items	9.9	9.0	0.9	9.4	(0.4)

Highlights for the year ended

31 December 2017

Comprising 692 hotels (113,415 rooms) at the end of 2017, Europe represented 14% of the Group’s room count and 10% of the Group’s operating profit before central overheads and exceptional items for the year ended 31 December 2017. Revenues are primarily generated from hotels in the UK and continental European gateway cities. The largest proportion of rooms in Europe are operated under the franchise business model primarily in the Mainstream segment (Holiday Inn and Holiday Inn Express). Similarly, in the Upscale segment, Crowne Plaza is predominantly franchised, whereas, in the Luxury segment, the majority of InterContinental-branded hotels are operated under management agreements.

Revenue and operating profit increased by $14m (6.2%) to $241m and by $9.0m (12.0%) to $84m respectively. Operating profit before exceptional items increased by $11m (14.7%) to $86m. On an underlyinga basis, revenue increased by $15m (10.0%) and operating profit increased by $12m (16.4%) driven by strong trading, 3.0% rooms growth and effective cost control to maintain overheads in line with the prior year. Overall, comparable RevPAR in Europe increased by 6.3%, with the UK and Germany increasing by 4.5% and 2.1% respectively. Recovery in markets previously impacted by terror attacks led to RevPAR growth in the year of 7.1% in France and double digit growth in Belgium and Turkey.

Franchised revenue increased by $7m (6.9%) to $109m, whilst operating profit increased by $7m (9.0%) to $85m. On a constant currency basis, revenue and operating profit increased by $8m (7.8%) and $7m (9.0%) respectively, positively impacted by strong US inbound tourism to the UK in the first half of the year.

Managed revenue increased by $7m (5.6%) and operating profit increased by $4m (18.2%). Revenue and operating profit included $77m (2016: $77m) and $nil (2016: $2m) respectively from managed leases. Excluding properties operated under this arrangement, and on a constant currency basis, revenue increased by $7m (14.6%) and operating profit increased by $5m (25.0%).

Highlights for the year ended

31 December 2016

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

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see pages 154 and 155). Underlying operating profit growth also excludes the impact of exceptional items.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Performance	35

Strategic Report

Performance continued

Europe continued

Europe hotel and room count

	Hotels		Rooms
At 31 December	2017	Change over 2016	2017	Change over 2016
Analysed by brand
InterContinental	32	1	9,889	165
Kimpton	1	1	274	274
Crowne Plaza	97	5	22,477	1,590
Hotel Indigo	24	3	2,182	272
Holiday Inn[a]	286	(5)	46,928	(901)
Holiday Inn Express	244	10	30,508	1,930
Staybridge Suites	7	–	1,000	–
Other	1	–	157	16
Total	692	15	113,415	3,346

Analysed by ownership type
Franchised	636	7	98,302	1,272
Managed	56	8	15,113	2,074
Total	692	15	113,415	3,346
Percentage of Group hotel and room count	13.0	(0.1)	14.2	(0.2)

[a]	Includes one Holiday Inn Resort property (88 rooms) (2016: one Holiday Inn Resort property (88 rooms)).

Europe pipeline

	Hotels		Rooms
At 31 December	2017	Change over 2016	2017	Change over 2016
Analysed by brand
InterContinental	5	(1)	779	(34)
Kimpton	1	–	149	–
Crowne Plaza	16	2	3,199	14
Hotel Indigo	20	2	2,353	89
Holiday Inn	38	4	7,781	512
Holiday Inn Express	67	9	10,410	1,015
Staybridge Suites	7	2	921	284
Other	1	1	396	396
Total	155	19	25,988	2,276

Analysed by ownership type
Franchised	135	24	20,774	2,866
Managed	20	(5)	5,214	(590)
Total	155	19	25,988	2,276

Total number of hotels

692

Total number of rooms

113,415

During 2017, Europe System size increased by 15 hotels (3,346 rooms) to 692 hotels (113,415 rooms). The Group opened 26 hotels (4,917 rooms) in Europe in 2017, compared to 24 hotels (4,188 rooms) in 2016. In Germany, we opened a record 11 hotels (2,101 rooms).

11 hotels (1,571 rooms) left the Europe System in the period, compared to seven hotels (830 rooms) in the previous year.

Total number of hotels in the pipeline

155

Total number of rooms in the pipeline

25,988

The Europe pipeline totalled 155 hotels (25,988 rooms) at 31 December 2017, representing an increase of 19 hotels (2,276 rooms) over 31 December 2016. Signings of 59 hotels (9,241 rooms), a decrease of one hotel (313 rooms) from the prior year, included 19 hotels (3,690 rooms) in Germany, a record number of signings for the fourth year running, and 14 hotels (1,497 rooms) in the UK.

14 hotels (2,048 rooms) were removed from the pipeline in 2017, compared to 12 hotels (1,944 rooms) in 2016.

36	IHG | Annual Report and Form 20-F 2017

AMEA

AMEA results

			12 months ended 31 December
	2017 $m	2016 $m	2017 vs 2016 % change	2015 $m	2016 vs 2015 % change
Revenue
Franchised	17	16	6.3	16	–
Managed	193	184	4.9	189	(2.6)
Owned and leased	34	37	(8.1)	36	2.8
Total	244	237	3.0	241	(1.7)
Percentage of Group revenue	13.7	13.8	(0.1)	13.3	0.5
Operating profit before exceptional items
Franchised	14	12	16.7	12	–
Managed	91	89	2.2	90	(1.1)
Owned and leased	2	2	–	3	(33.3)
Regional overheads	(20)	(21)	4.8	(19)	(10.5)
	87	82	6.1	86	(4.7)
Exceptional items	(2)	–	–	(2)	(100.0)
Operating profit	85	82	3.7	84	(2.4)
Percentage of Group operating profit before central overheads and exceptional items	10.0	9.8	0.2	10.4	(0.6)

Highlights for the year ended

31 December 2017

Comprising 299 hotels (85,661 rooms) at 31 December 2017, AMEA represented 11% of the Group’s room count and contributed 10% of the Group’s operating profit before central overheads and exceptional items during the year. The majority of rooms in AMEA are operated under the managed business model.

Revenue and operating profit increased by $7m (3.0%) to $244m and by $3m (3.7%) to $85m respectively. Operating profit before exceptional items increased by $5m (6.1%) to $87m. On an underlying basisa, revenue and operating profit increased by $9m (4.8%) and $9m (11.7%) respectively.

Comparable RevPAR increased 1.5% primarily due to an increase in occupancy. Performance was positive in Japan and Australia, which grew by 2.7% and 4.5% respectively, however the Middle East decreased by 4.1%, impacted by low oil prices and industry wide oversupply.

Franchised revenue increased by $1m (6.3%) to $17m, whilst operating profit increased by $2m (16.7%) to $14m. On a constant currency basis, revenue stayed flat at $16m and operating profit increased by $2m (16.7%).

Managed revenue and operating profit increased by $9m (4.9%) to $193m and $2m (2.2%) to $91m respectively. Comparable RevPAR increased by 2.1%, with average daily rate declines offset by occupancy gains. Australasia benefitted from strong domestic travel, whilst growth in South East Asia was driven by international arrivals in Indonesia and Thailand. Revenue and operating profit included $52m (2016: $51m) and $4m (2016: $5m) respectively from one managed-lease property. Excluding results from this hotel and on a constant currency basis, revenue increased by $12m (9.0%) to $145m, whilst operating profit increased by $6m (7.1%) to $90m.

In the owned and leased estate, on an actual and constant currency basis, revenue decreased by $3m (8.1%) to $34m and operating profit stayed flat at $2m.

Highlights for the year ended

31 December 2016

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

Managed revenue and operating profit decreased by $5m (2.6%) to $184m and $1m (1.1%) to $89m respectively. Revenue and operating profit included $51m (2015: $46m) and $5m (2015: $5m) respectively from one managed-lease property. Excluding results from this hotel and on a constant currency basis, revenue decreased by $9m (6.3%) to $134m, whilst operating profit remained flat at $85m. Good underlying growth in our managed business was offset by a $7m revenue reduction in relation to four hotels; three long-standing contracts being renewed onto standard market terms and one equity stake disposal.

In the owned and leased estate, on an actual and constant currency basis, revenue increased by $1m (2.8%) to $37m and operating profit decreased by $1m (33.3%) to $2m.

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see pages 154 and 155). Underlying operating profit growth also excludes the impact of exceptional items.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Performance	37

Strategic Report

Performance continued

AMEA continued

AMEA hotel and room count

		Hotels		Rooms
At 31 December	2017	Change over 2016	2017	Change over 2016
Analysed by brand
InterContinental	72	3	21,902	699
Crowne Plaza	79	6	22,097	1,348
Hotel Indigo	3	1	612	289
Holiday Inn[a]	97	4	23,502	2,190
Holiday Inn Express	38	4	8,667	1,084
Staybridge Suites	4	1	589	164
Other	6	–	8,292	3,836
Total	299	19	85,661	9,610

Analysed by ownership type
Franchised	59	4	13,476	906
Managed	238	15	71,652	8,758
Owned and leased	2	–	533	(54)
Total	299	19	85,661	9,610
Percentage of Group hotel and room count	5.6	0.2	10.8	0.9

[a]	Includes 15 Holiday Inn Resort properties (3,259 rooms) (2016: 14 Holiday Inn Resort properties (2,953 rooms)).

AMEA pipeline

		Hotels		Rooms
At 31 December	2017	Change over 2016	2017	Change over 2016
Analysed by brand
InterContinental	23	(4)	5,701	(980)
Kimpton	1	1	50	50
Crowne Plaza	20	(1)	5,456	(98)
Hotel Indigo	14	–	2,387	(195)
EVEN Hotels	1	1	200	200
Holiday Inn[b]	57	8	14,284	1,020
Holiday Inn Express	41	6	7,686	200
Staybridge Suites	7	3	1,588	800
Other	–	–	18	(3,512)
Total	164	14	37,370	(2,515)

Analysed by ownership type
Franchised	18	7	4,054	1,648
Managed	146	7	33,316	(4,163)
Total	164	14	37,370	(2,515)

[b]	Includes five Holiday Inn Resort properties (1,075 rooms) (2016: five Holiday Inn Resort properties (1,256 rooms)).
Total number of hotels

299

Total number of rooms

85,661

The AMEA System size increased by 19 hotels (9,610 rooms) to 299 hotels (85,661 rooms) as at 31 December 2017. Openings increased by nine hotels (6,612 rooms) to 26 hotels (11,085 rooms) in 2017 including 3,512 rooms in Makkah, Saudi Arabia which relate to the remaining portion of the signing that was announced in 2015.

Seven hotels (1,475 rooms) were removed from the AMEA System in 2017, compared to four hotels (995 rooms) in 2016.

Total number of hotels in the pipeline

164

Total number of rooms in the pipeline

37,370

At 31 December 2017, the AMEA pipeline totalled 164 hotels (37,370 rooms) compared to 150 hotels (39,885 rooms) at 31 December 2016. Hotel signings in AMEA were the highest since 2007 with 63 hotels (12,620 rooms), an increase of 21 hotels (2,069 rooms) from 2016. The AMEA pipeline decreased by 2,515 rooms partly due to the opening of 3,512 rooms in Makkah, Saudi Arabia. The majority of 2017 signings were within the Holiday Inn brand family (42 hotels, 7,787 rooms) including the rebranding of a portfolio of 14 properties in India to the Holiday Inn Express brand as well as three InterContinental hotels (730 rooms).

23 hotels (4,050 rooms) were removed from the pipeline in 2017, compared to 23 hotels (4,651 rooms) in 2016.

38	IHG | Annual Report and Form 20-F 2017

Greater China

Greater China results

			12 months ended 31 December
	2017 $m	2016 $m	2017 vs 2016 % change	2015 $m	2016 vs 2015 % change
Revenue
Franchised	4	3	33.3	4	(25.0)
Managed	122	114	7.0	105	8.6
Owned and leased	–	–	–	98	(100.0)
Total	126	117	7.7	207	(43.5)
Percentage of Group revenue	7.1	6.8	0.3	11.5	(4.7)
Operating profit before exceptional items
Franchised	2	3	(33.3)	5	(40.0)
Managed	73	64	14.1	59	8.5
Owned and leased	–	–	–	29	(100.0)
Regional overheads	(23)	(22)	(4.5)	(23)	4.3
	52	45	15.6	70	(35.7)
Exceptional items	–	–	–	698	(100.0)
Operating profit	52	45	15.6	768	(94.1)
Percentage of Group operating profit before central overheads and exceptional items	6.0	5.4	0.6	8.4	(3.0)

Highlights for the year ended

31 December 2017

Comprising 328 hotels (101,539 rooms) at 31 December 2017, Greater China represented approximately 13% of the Group’s room count and contributed approximately 6% of the Group’s operating profit before central overheads and exceptional items for the year ended 31 December 2017. The majority of rooms in Greater China are operated under the managed business model.

Revenue and operating profit increased by $9m (7.7%) to $126m and by $7m (15.6%) to $52m respectively. On an underlyinga basis, revenue increased by $11m (9.4%) and operating profit increased by $7m (15.6%), driven by strong trading in mainland China and 9.2% rooms growth as well as robust cost control as we continue to leverage the scale of the operational platform we have built in Greater China.

On an actual and constant currency basis, franchised revenue increased by $1m (33.3%) to $4m, whereas operating profit decreased by $1m (33.3%) to $2m due to additional investment in growth initiatives.

Managed revenue and operating profit increased by $8m (7.0%) to $122m and by $9m (14.1%) to $73m respectively. Comparable RevPAR increased by 6.1%, whilst the Greater China System size grew by 7.6%. RevPAR in mainland tier 1 cities benefitted from strong transient, corporate and meetings demand. On a constant currency basis, revenue and operating profit increased by $10m (8.8%) to $124m and by $10m (15.6%) to $74m respectively.

Highlights for the year ended

31 December 2016

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

[a]	Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see pages 154 and 155). Underlying operating profit growth also excludes the impact of exceptional items.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Performance	39

Strategic Report

Performance continued

Greater China continued

Greater China hotel and room count

		Hotels		Rooms
At 31 December	2017	Change over 2016	2017	Change over 2016
Analysed by brand
InterContinental	40	1	16,629	314
HUALUXE	7	3	2,089	993
Crowne Plaza	82	3	28,948	897
Hotel Indigo	7	1	1,023	283
Holiday Inn[a]	86	3	26,659	788
Holiday Inn Express	101	26	23,813	5,336
Other	5	(1)	2,378	(94)
Total	328	36	101,539	8,517

Analysed by ownership type
Franchised	11	7	3,764	1,580
Managed	317	29	97,775	6,937
Total	328	36	101,539	8,517
Percentage of Group hotel and room count	6.1	0.5	12.7	0.6

[a]	Includes six Holiday Inn Resort properties (1,820 rooms) (2016: six Holiday Inn Resort properties (1,820 rooms)).

Greater China pipeline

		Hotels		Rooms
At 31 December	2017	Change over 2016	2017	Change over 2016
Analysed by brand
InterContinental	28	6	8,980	1,526
Kimpton	2	2	359	359
HUALUXE	21	(1)	6,289	(667)
Crowne Plaza	36	(2)	11,673	(838)
Hotel Indigo	15	4	2,535	753
EVEN Hotels	3	3	796	796
Holiday Inn[b]	54	4	15,116	275
Holiday Inn Express	134	39	25,657	5,452
Other	1	–	279	–
Total	294	55	71,684	7,656

Analysed by ownership type
Franchised	68	48	11,676	7,591
Managed	226	7	60,008	65
Total	294	55	71,684	7,656

[b]	Includes seven Holiday Inn Resort properties (2,380 rooms) (2016: six Holiday Inn Resort properties (1,820 rooms)).

Total number of hotels

328

Total number of rooms

101,539

The Greater China System size increased by 36 hotels (8,517 rooms) in the year to 328 hotels (101,539 rooms). 43 hotels (10,570 rooms) opened during 2017, 14 hotels and 2,632 rooms higher than 2016. Recent growth in the region has focused on tier 2 and 3 cities, which now represent approximately 65% of our open rooms. 33 Holiday Inn brand family hotels (7,184 rooms) were also added in the year, compared to 17 hotels (3,773 rooms) in 2016 with Holiday Inn Express passing a significant milestone, with more than 100 hotels now open.

Seven hotels (2,053 rooms) were removed in 2017 compared to two hotels (425 rooms) in 2016.

Total number of hotels in the pipeline

294

Total number of rooms in the pipeline

71,684

At 31 December 2017, the Greater China pipeline totalled 294 hotels (71,684 rooms) compared to 239 hotels (64,028 rooms) at 31 December 2016. Signings (118 hotels, 24,201 rooms) were the highest ever in terms of hotel count since 2007 and highest in terms of rooms since 2008, representing an increase of 29.6% (5,532 rooms) from the prior year. 90 hotels (16,904 rooms) were signed for the Holiday Inn brand family, including 54 franchised Holiday Inn Express hotels.

20 hotels (5,975 rooms) were removed from the pipeline in 2017, compared to 19 hotels (5,487 rooms) in 2016.

40	IHG | Annual Report and Form 20-F 2017

Central
Central results
			12 months ended 31 December
	2017 $m	2016 $m	2017 vs 2016 % change	2015 $m	2016 vs 2015 % change
Revenue	148	141	5.0	135	4.4
Gross costs	(258)	(269)	4.1	(286)	5.9
	(110)	(128)	14.1	(151)	15.2
Exceptional items	(29)	–	–	(11)	100.0
Operating loss	(139)	(128)	(8.6)	(162)	21.0

Highlights for the year ended

31 December 2017

The net operating loss increased by $11m (8.6%) compared to 2016. Central revenue, which mainly comprises technology fee income, increased by $7m (5.0%) to $148m (an increase of $8m (5.7%) at constant currency), driven by increases in both comparable RevPAR (2.7%) and IHG System size (4.0%). At constant currency, gross costs decreased by $7m (2.6%) compared to 2016 (an $11m or 4.1% decrease at actual currency) benefitting from the impact of our cost management programme. Net operating loss before exceptional items decreased by $18m (14.1%) to $110m (a $15m or 11.7% decrease at constant currency).

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

System Fund

System Fund assessments
			12 months ended 31 December
	2017 $m	2016 $m	2017 vs 2016 % change	2015 $m	2016 vs 2015 % change
Assessment fees and contributions received from hotels	1,562	1,439	8.5	1,351	6.5
Proceeds from sale of IHG Rewards Club points	324	283	14.5	222	27.5
Total	1,886	1,722	9.5	1,573	9.5

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

Highlights for the year ended

31 December 2017

In the year to 31 December 2017, System Fund income increased by 9.5% to $1,886m primarily as a result of an 8.5% increase in assessment fees and contributions from hotels resulting from increased hotel room revenues, reflecting increases in RevPAR and IHG System size. Continued strong performance in co-branded credit card schemes drove the 14.5% increase in proceeds from the sale of IHG Rewards Club points.

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

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Performance	41

Strategic Report

Performance continued

Other financial information

Exceptional items

Pre-tax exceptional items totalled a net gain of $4m. (Exceptional tax items are described below). The gain included $73m from the sale of IHG’s 6.29% interest in Avendra, LLC, a North American hospitality procurement services provider, in December 2017. Exceptional charges included $15m relating to the cost of integrating Kimpton into the operations of the Group, which has now been completed, $36m relating to reorganisation costs (see below) and an $18m impairment charge relating to an associate investment in the Americas region resulting from the currently depressed trading outlook for the New York hotel market.

Exceptional items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance (for more information see page 26).

Reorganisation costs

In September 2017, the Group launched a comprehensive efficiency programme which will fund a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme is centred around strengthening the Group’s organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The organisational changes include combining Europe and Asia, Middle East and Africa into one business unit, and creating a new Global Marketing organisation and a new Commercial and Technology function. The strategic initiatives will involve strengthening our loyalty programme, continuing to prioritise digital and technological innovation, enhancing our industry-leading franchise proposition, strengthening our existing brands and also adding new brands where we see the greatest potential for growth.

The programme is expected to realise c.$125m in annual savings by 2020, of which c.$75m will benefit the System Fund. These savings, primarily in administrative expenses, are planned to be reinvested as they are realised to accelerate medium-term revenue growth. There will be an estimated $200m cost to achieve these savings, (of which $45m was incurred in 2017), including amounts charged to the System Fund. The exceptional cost charged to the Group income statement in 2017 of $36m includes consultancy fees of $24m and severance costs of $8m.

Net financial expenses

Net financial expenses reduced by $2m to $85m, due to the impact of a weaker pound on translation of sterling interest expense and a reduction in the average interest rate payable on bond debt following the 2016 refinancing, offset by higher average net debt levels in 2017.

Financing costs included $7m (2016: $3m) of interest costs associated with IHG Rewards Club where interest is charged on the accumulated balance of cash received in advance of the redemption of points awarded. The increase in 2017 is due to US base rate increases in 2016 and 2017. Financing costs in 2017 also included $20m (2016: $20m) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on operating profit excluding the impact of exceptional items was 30% (2016: 30%). Excluding the impact of prior-year items, the equivalent tax rate would be 31% (2016: 31%). This rate is higher than the average UK statutory rate of 19.25% (2016: 20%), due mainly to certain overseas profits (particularly in the US) being subject to statutory tax rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $116m (2016: credit of $12m). In 2017, this included a $108m credit, comprising a $140m deferred tax credit net of a $32m current tax charge, as a result of significant US tax reform that was enacted in December 2017, a current tax charge of $28m arising on the sale of Avendra, a current tax credit of $13m on reorganisation costs, a $7m (2016: $6m) deferred tax credit in respect of the impairment charge relating to the InterContinental Barclay associate, a $10m deferred tax credit representing a reduction in the Group’s unremitted earnings provision and a $6m (2016: $5m) deferred tax credit on Kimpton integration costs.

Net tax paid in 2017 totalled $172m (2016: $130m). Tax paid represents an effective rate of 25% (2016: 22%) on total profits (excluding exceptionals) and is lower than the effective income statement tax rate of 30% (2016: 30%), primarily due to the timing of US tax payments and the impact of deferred taxes.

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

IHG’s contribution to the jurisdictions in which it operates includes a significant contribution in the form of taxes borne and collected, including taxes on its revenues and profits and in respect of the employment its business generates. IHG earns approximately 80% of its revenues in the form of franchise, management or similar fees, with almost 83% of IHG-branded hotels being franchised. In jurisdictions in which IHG does franchise business, the prevailing tax law will generally provide for IHG to be taxed in the form of local withholding taxes based on a percentage of fees rather than based on profits. Costs to support the franchise business are normally incurred regionally or globally, and therefore profits for an individual franchise jurisdiction cannot be separately determined.

Dividends

The Board has proposed a final dividend per ordinary share of 71.0¢. With the interim dividend per ordinary share of 33.0¢, the full-year dividend per ordinary share for 2017 will total 104.0¢, an increase of 11% over 2016.

On 21 February 2017, the Group announced a $0.4bn return of funds to shareholders by way of a special dividend and share consolidation. The special dividend (202.5¢ per ordinary share) was paid on 22 May 2017.

IHG pays its dividends in pounds sterling and US dollars. The sterling amount of the final dividend will be announced on 23 April 2018 using the average of the daily exchange rates from 18 April 2018 to 20 April 2018 inclusive. See page 25 for details of IHG’s dividend policy.

Earnings per ordinary share

Basic earnings per ordinary share increased by 57.0% to 306.7¢ from 195.3¢ in 2016. Adjusted earnings per ordinary share increased by 20.3% to 244.6¢ from 203.3¢ in 2016.

Share price and market capitalisation

The IHG share price closed at £47.19 on 31 December 2017, up from £36.38 on 31 December 2016. The market capitalisation of the Group at the year end was £9.0bn.

42	IHG | Annual Report and Form 20-F 2017

Liquidity and capital resources

Sources of liquidity

The Group is primarily financed by public bonds, £400m of which are repayable on 28 November 2022, £300m repayable on 14 August 2025 and £350m repayable on 24 August 2026. This is in addition to a $1.275bn revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral Facility) which mature in March 2022. $264m was drawn under the Syndicated and Bilateral Facilities at the year end.

The Syndicated and Bilateral Facilities contain the same terms and two financial covenants; interest cover; and net debt divided by earnings before interest, tax, depreciation and amortisation (EBITDA). The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

Additional funding is provided by the 99-year finance lease (of which 88 years remain) on InterContinental Boston and other uncommitted bank facilities (see note 20 to the Group Financial Statements). In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements. Borrowings included bank overdrafts of $110m (2016: $89m), which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements.

Net debt of $1,851m (2016: $1,506m) is analysed by currency as follows:

	2017 $m	2016 $m
Borrowings
Sterling	1,416	1,289
US dollar	601	418
Euros	2	2
Other	–	3
Cash and cash equivalents
Sterling	(13)	(27)
US dollar	(75)	(127)
Euros	(13)	(12)
Canadian dollar	(13)	(8)
Chinese renminbi	(12)	(7)
Other	(42)	(25)
Net debt	1,851	1,506
Average debt level	1,810	1,235

Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position, with the most significant balances in the US and Canada, and the matching overdrafts are held by the Group’s central treasury company in the UK.

Cash and cash equivalents include $3m (2016: $3m) that is not available for use by the Group due to local exchange controls.

Information on the maturity profile and interest structure of borrowings is included in notes 20 and 22 to the Group Financial Statements.

The Group had net liabilities of $851m at 31 December 2017, ($759m at 31 December 2016).

Cash from operating activities

Net cash from operating activities totalled $634m for the year ended 31 December 2017, down $118m on the previous year largely due to cash received in 2016 on behalf of the System Fund of approximately $95m from renegotiation of long-term partnership agreements.

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

Cash from investing activities

Net cash outflows from investing activities increased by $47m to $263m.

The Group had committed contractual capital expenditure of $104m at 31 December 2017 (2016: $97m).

Cash used in financing activities

Net cash used in financing activities totalled $446m, which was $1,010m lower than 2016, reflecting the difference between the $400m special dividend paid in May 2017 and the $1.5bn special dividend paid in May 2016. Net cash inflows from borrowings were $100m lower than in 2016.

Overall net debt increased during the year by $345m to $1,851m as at 31 December 2017.

Off-balance sheet arrangements

At 31 December 2017, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contingent liabilities

Contingent liabilities include performance guarantees with possible cash outflows totalling $31m, guarantees over the debt of equity investments of $54m and outstanding letters of credit of $35m. The Group may also be exposed to additional liabilities resulting from security incidents. See note 30 to the Group Financial Statements for further details.

Contractual obligations

The Group had the following contractual obligations outstanding as of

31 December 2017. See table below.

	Total amounts committed $m	Less than 1 year $m	1–3 years $m	3–5 years $m	After 5 years $m
Long-term debt obligationsa, [b]	1,683	–	–	805	878
Interest payable[b]	306	47	92	91	76
Finance lease obligations[c]	3,317	16	32	35	3,234
Operating lease obligations	534	56	91	90	297
Agreed pension scheme contributions	9	9	–	–	–
Capital contracts placed	104	104	–	–	–
Total	5,953	232	215	1,021	4,485

[a]	Repayment period classified according to the related facility maturity date.

[b]	Excluding bank overdrafts.

[c]	Mainly represents the minimum lease payments related to the 99-year lease (of which 88 years remain) on InterContinental Boston. Payments under the lease step up at regular intervals over the lease term.

IHG | Annual Report and Form 20-F 2017 | Strategic Report | Performance	43

44	IHG | Annual Report and Form 20-F 2017

Governance

Governance

46	Chairman’s overview
47	Corporate Governance
47	Our Board and Committee governance structure
48	Our Board of Directors
50	Our Executive Committee
52	Board meetings
53	Director induction, training and development
54	Board effectiveness evaluation
55	Engagement with shareholders
56	Audit Committee Report
60	Corporate Responsibility Committee Report
61	Nomination Committee Report
62	Statement of compliance with the UK Corporate Governance Code
64	Directors’ Remuneration Report
64	Remuneration Committee Chairman’s statement
65	At a glance
66	Remuneration at IHG – the wider context
68	Directors’ Remuneration Policy summary
70	Annual Report on Directors’ Remuneration

It's the unique spirit of every colleague that makes True Hospitality real every day – for our guests, owners and partners.

Hotel Indigo London – Kensington, UK

IHG | Annual Report and Form 20-F 2017 | Governance	45

Governance

Chairman’s overview

Good governance is integral to IHG’s success and our ability to create a culture built on strong ethics, values and diversity.

We are committed to maintaining the highest standards of corporate governance. Our governance framework supports our culture, values and our commitment to conducting business responsibly.

Good corporate governance underpins a successful business. The Board oversees the long-term strategic aims of the Group and is responsible for the leadership of the Group and ensuring our actions are in keeping with the strong ethics and values that shape our culture, while also recognising the significance of serving our stakeholders.

Focus areas and activities

The Board has continued to focus on creating long-term sustainable value for our shareholders and the wider communities in which we operate. During the year, the Board took full responsibility for the CEO succession to ensure a smooth transition whilst continuing to deliver against our strategy. Further details on the CEO succession can be found on page 61.

The Board has continued to develop strategy through the Annual Strategy Meeting. This involves the whole Board as well as senior executives and provides a valuable opportunity for detailed discussion on the long-term strategic aims of the Group. The Board regularly monitors progress against the agreed strategy. Further details can be found on page 52.

In order to deliver the strategy at pace, the Board has been focused on changes to the operating structure to accelerate growth and has provided input and guidance throughout the year. The Board has considered how this agenda reflects our values and purpose, and the performance behaviours required to continue to deliver against our strategy, while ensuring that the Group’s risk appetite is continually taken into account. Further details can be found on pages 52 and 57.

Governance framework

The Board delegates certain responsibilities to the Audit, Corporate Responsibility, Nomination and Remuneration Committees (the Principal Committees) to assist in ensuring that effective corporate governance permeates throughout the business.

The Audit Committee has this year been focused on cybersecurity and new reporting standards, the Corporate Responsibility Committee has overseen the delivery of our five-year Responsible Business targets and the setting of new measures, the Nomination Committee has been focused on the appointment of a new CEO, and the Remuneration Committee has continued to monitor the changing remuneration landscape as a priority area.

Board culture and composition

We regularly review the composition, diversity and size of the Board to ensure that we have the right talent to support our strategy. As we announced last year, Malina Ngai was appointed as an Independent Non-Executive Director on 1 March 2017, bringing considerable experience in consumer-facing, branded operations and significant insight into the Asian market. In July 2017, Keith Barr was appointed the new CEO following Richard Solomons’ decision to retire after 25 years with the business, including six as CEO. During the year, we also announced the appointment of Elie Maalouf to the Board as an Executive Director with effect from 1 January 2018, bringing considerable experience in hotel development, branding, finance, real estate and operations, across multiple industries. Details of the induction process for new Directors can be found on page 53.

We recognise that diversity and inclusion is essential to our success. By ensuring that different genders, backgrounds, ages and nationalities are represented throughout the organisation, we ensure that decision making is informed by a range of skillsets, experience and cultural perspectives. Details of our approach to succession planning and diversity can be found on page 61.

We are aware that effective meetings depend on the dynamics of the Board, and our high-performance culture is driven by creating an engaging and inclusive environment where different perspectives are welcomed. Directors actively contribute to discussions, helping to develop proposals and deliver against our strategy. Details of items discussed by the Board in 2017 can be found on page 52.

Training, development and Board performance review

The training and development needs of each Director are regularly reviewed. During 2017, Directors received training on a variety of topics; further details of which can be found on page 53.

Our external evaluation was carried out in early 2017. This proved a highly informative experience and I am delighted to report that the review concluded the Board is well-functioning and effective. Further details on these findings are set out on page 54.

Compliance and our dual listing

As a dual-listed company with a premium listing on the London Stock Exchange and a secondary listing on the New York Stock Exchange, we are required to file an Annual Report in the UK and a Form 20-F in the US. To ensure consistency of information provided to both UK and US investors, we have produced a combined Annual Report and Form 20-F. Our statement of compliance with the 2016 UK Corporate Governance Code (the Code) is located on pages 62 and 63. I am pleased to report that, during 2017, we complied fully with all principles and provisions of the Code. As required by the SEC, a statement outlining the differences between the Group’s UK corporate governance practices and those followed by US companies can be found on page 176.

Looking forward

We recognise that good corporate governance facilitates effective management that can deliver the long-term success of our organisation. We are looking to the new governance reforms and will ensure that our ways of working, structures of reporting, systems of control and commitment to conducting business responsibly comply with the revised governance regime and continue to deliver our strategy with integrity and transparency.

Patrick Cescau

Chairman of the Board

19 February 2018

46	IHG | Annual Report and Form 20-F 2017

Corporate Governance

Our Board and Committee governance structure

The Group’s governance framework, which is directed by the Board and through the Group’s Board and Management Committees, supports our culture, values, and our commitment to conducting business responsibly.

The Board and its Committees

The Board is responsible for the long-term success of the Group and ensures that there are effective risk and internal management controls in place. It leads the strategic direction and long-term objectives of the Group, and monitors its performance. The Board is supported by its Principal Committees in carrying out its functions, overseeing the delivery of the Group’s strategic objectives and driving sustainable shareholder value for the long term, whilst considering the interests and impacts on key stakeholders. See pages 52 to 53 for details on the Board and how it spent its time during 2017.

Management Committees

The schedule of matters reserved exclusively to the Board was reviewed at the December 2017 Board meeting and is available on our website. Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees.

The Executive Committee is chaired by the CEO and manages a range of day-to-day strategic and operational issues facing the Group, with clear oversight from the Board.

The General Purposes Committee attends to business of a routine nature and to the administration of matters, the principles of which have been agreed previously by the Board or an appropriate Committee.

The Disclosure Committee ensures that proper procedures are in place for information disclosures required pursuant to UK and US accounting, statutory and listing requirements and reports to the CEO, the Chief Financial Officer and the Audit Committee.

More information on our Board and Committees is available on our website at www.ihgplc.com/investors under Corporate governance.

Board and Committee membership and attendance in 2017

Meetings
	Appointment date	Committee appointments	Board		Audit Committee		Corporate Responsibility Committee	Nomination Committee		Remuneration Committee
Total meetings held			8		5		3	3		6
Chairman
Patrick Cescau	01/01/13		8/8		–		–	3/3		–
Chief Executive Officer
Keith Barr	01/07/17		4/4		–		–	–		–
Richard Solomons	10/02/03		4/4		–		–	–		–
Executive Directors
Paul Edgecliffe-Johnson	01/01/14		8/8		–		–	–		–
Senior Independent Non-Executive Director
Dale Morrison	01/06/11		8/8		5/5		–	3/3		6/6
Non-Executive Directors
Anne Busquet	01/03/15		8/8		5/5		3/3	3/3		–
Ian Dyson	01/09/13		8/8	[a]	5/5		–	2/3	[a]	5/6	[a]
Jo Harlow	01/09/14		8/8		3/3	[b]	–	3/3		6/6
Luke Mayhew	01/07/11		8/8		2/2	[c]	3/3	3/3		4/4	[c]
Jill McDonald	01/06/13		8/8		5/5		3/3	3/3		–
Malina Ngai	01/03/17		7/7		–		2/2	3/3		5/5

[a]	Ian Dyson was unable to attend one Nomination Committee meeting and one Remuneration Committee meeting due to a prior commitment.

[b]	Jo Harlow stepped down from the Audit Committee and became Chairman of the Remuneration Committee on 1 October 2017.

[c]	Luke Mayhew stepped down from the Remuneration Committee and became a member of the Audit Committee on 1 October 2017.

Board Committee membership key

Audit Committee member

Corporate Responsibility Committee member

Nomination Committee member

Remuneration Committee member

Chairman of a Board Committee

IHG | Annual Report and Form 20-F 2017 | Governance | Corporate Governance	47

Governance

Corporate Governance continued

Our Board of Directors

Patrick Cescau Non Executive Chairman Appointed to the Board: 1 January 2013

Skills and experience: From 2005 to 2008, Patrick was Group Chief Executive of Unilever Group, having previously been Chairman of Unilever PLC, Vice Chairman of Unilever NV and Foods Director, following a progressive career with the company, which began in France in 1973. He was formerly a Senior Independent Director and Non-Executive Director of Pearson plc and Tesco PLC, and a Director at INSEAD.

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

Other appointments: Currently a Senior Independent Non-Executive Director of International Airlines Group, Patrick is also a trustee of The Leverhulme Trust, Patron of the St Jude India Children’s Charity and Member of the TEMASEK European Advisory Panel.

Keith Barr Chief Executive Officer Appointed to the Board: 1 July 2017

Skills and experience: Keith has spent more than 25 years working in the hospitality industry across a wide range of roles. He started his career in hotel operations and joined IHG in 2000. Since April 2011 he has been a member of IHG’s Executive Committee. Directly before being appointed Chief Executive Officer, Keith served as Chief Commercial Officer for four years. He led IHG’s global brand, loyalty, sales and marketing functions, and oversaw IHG’s loyalty programme, IHG® Rewards Club. Prior to this, Keith was CEO of IHG’s Greater China business for four years, setting the foundations for growth in a key market.

Board contribution: Keith is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Other appointments: Member of Cornell University’s School of Hotel Administration Leland C. and Mary M. Pillsbury Institute for Hospitality Entrepreneurship Advisory Board.

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

Other appointments: Currently a Non-Executive Director of Thomas Cook Group plc.

Elie Maalouf Chief Executive Officer, Americas Appointed to the Board: 1 January 2018

Skills and experience: Elie was appointed Chief Executive Officer, Americas in February 2015, with nearly 15 years’ experience working in a major global franchise business. He joined the Group having spent six years as President and Chief Executive Officer of HMSHost Corporation, a global travel and leisure company. Elie brings broad experience spanning hotel development, branding, finance, real estate and operations management as well as food and beverage expertise. Prior to joining IHG, Elie was Senior Advisor with McKinsey & Company from 2012 to 2014.

Board contribution: Elie is responsible for business development and performance of all hotel brands and properties in the Americas region and brings a deep understanding of the global hospitality sector to the Board.

Other appointments: Currently a member of the American Hotel & Lodging Association Executive Committee of the Board, the U. S. Travel Association CEO Roundtable, the Atlanta Committee for Progress and the Global Advisory Council at the University of Virginia Darden School of Business.

Dale Morrison Senior Independent Non-Executive Director Appointed to the Board: 1 June 2011

Skills and experience: Dale is a founding partner of TriPointe Capital Partners, a private equity firm. In 2016 he also founded Twin Ridge Capital, a private equity firm. Dale was previously President and Chief Executive Officer of McCain Foods Limited and President and Chief Executive Officer of Campbell Soup Company.

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

Anne Busquet Independent Non-Executive Director Appointed to the Board: 1 March 2015

Skills and experience: Anne began her career at Hilton International in Paris, before joining American Express in New York, where she held several executive positions and served for 23 years. Anne was also the Chief Executive Officer of Local and Media Services at InterActiveCorp, an internet commerce conglomerate.

Board contribution: Anne brings more than 20 years’ experience in senior positions in multinational companies, predominantly in the financial, branded and digital-commerce sectors.

Other appointments: Currently the President of AMB Advisors, an independent consulting firm, and Managing Director at Golden Seeds LLC, an angel investment company. Anne also serves on the boards of Pitney Bowes, MTBC, Elior Group and Provista Diagnostics, Inc. and on the advisory boards of JEGI and SheSpeaks.

48	IHG | Annual Report and Form 20-F 2017

Ian Dyson Independent Non-Executive Director Appointed to the Board: 1 September 2013

Skills and experience: Ian has held a number of senior executive and finance roles, including Group Finance & Operations Director for Marks and Spencer plc for five years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was Chief Executive Officer of Punch Taverns plc, Finance Director for the Rank Group Plc, a leading European gaming business, and Group Financial Controller and Finance Director for the hotels division of Hilton Group plc.

Board contribution: Ian has gained significant experience from working in various senior finance roles, predominantly in the retail, leisure and hospitality sectors. Ian became Chairman of the Audit Committee on 1 April 2014, and, as such, is responsible for leading the Committee to ensure effective internal controls and risk management systems are in place.

Other appointments: Currently a Non-Executive Director and Chairman of the Audit Committee of SSP Group plc, Senior Independent Non-Executive Director and Chairman of the Audit Committee of ASOS plc and Senior Independent Non-Executive Director of Paddy Power Betfair plc.

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

Board contribution: Jo has over 25 years’ experience working in various senior roles, predominantly in the branded and technology sectors. Jo became Chairman of the Remuneration Committee on 1 October 2017, and as such she is responsible for setting the remuneration policy.

Other appointments: Currently a Non-Executive Director of Halma plc and J Sainsbury plc and a member of the Supervisory Board of Ceconomy AG.

Luke Mayhew Independent Non-Executive Director Appointed to the Board: 1 July 2011

Skills and experience: Luke served for 12 years on the Board of John Lewis Partnership plc, including as Managing Director of the Department Store division. Luke also spent five years at British Airways Plc and seven years at Thomas Cook Group plc in senior positions. He was also a Non-Executive Director of WH Smith PLC and Chairman of Pets at Home Group Plc.

Board contribution: Luke has over 30 years’ experience in senior roles in the branded sector and was Remuneration Committee Chairman at Brambles Limited from 2006 to 2014 and at IHG from July 2011 to September 2017.

Other appointments: Currently a Senior Independent Director of DFS Furniture plc, a trustee of BBC Children in Need and a Governor of the Southbank Centre.

Jill McDonald Independent Non-Executive Director Appointed to the Board: 1 June 2013

Skills and experience: Jill started her career at Colgate-Palmolive Company, spent 16 years with British Airways Plc and has held a number of senior marketing positions in the UK and overseas. Jill was Chief Executive Officer UK and President for the North West Europe division for McDonald’s, and held a number of other senior roles in the company from 2006. From May 2015 until September 2017, Jill served as Chief Executive Officer of the Halfords Group plc.

Board contribution: Jill has nearly 30 years’ experience working with high-profile international consumer-facing brands at both marketing and operational level. As Chairman of the Corporate Responsibility Committee, she is responsible for corporate responsibility objectives and strategy and approach to sustainable development.

Other appointments: Currently Managing Director, Clothing, Home and Beauty, at Marks and Spencer plc.

Malina Ngai Independent Non-Executive Director Appointed to the Board: 1 March 2017

Skills and experience: Malina is Group Chief Operating Officer of A.S. Watson Group, which is part of Hong Kong-based conglomerate CK Hutchison Holdings Limited. A.S. Watson Group is the largest international health and beauty retailer in Asia and Europe with thirteen brands including Watsons, Superdrug, Savers, The Perfume Shop, Kruidvat, ICI Paris XL and ParknShop. In addition, Malina is Vice Chairman of the Hong Kong Retail Management Association and was previously a member of the Board of Directors of the Hong Kong Sports Institute Limited.

Board contribution: Malina has over 20 years’ experience gained from working in senior positions in global organisations across a broad range of sectors, with particular understanding of consumer-facing branded companies and the role that technology and digital commerce play in transforming the consumer experience.

Other appointments: Currently Group Chief Operating Officer of A.S.Watson Group and Vice Chairman of the Hong Kong Retail Management Association.

Changes to the Board

Keith Barr	Keith was appointed Chief Executive Officer on 1 July 2017.
Jo Harlow	Jo was appointed Chairman of the Remuneration Committee and stepped down as a member of the Audit Committee on 1 October 2017.
Elie Maalouf	Elie was appointed to the Board on 1 January 2018.
Luke Mayhew	Luke was appointed a member of the Audit Committee and stepped down as Chairman and member of the Remuneration Committee on 1 October 2017.
Malina Ngai	Malina was appointed to the Board on 1 March 2017.
Richard Solomons	Richard retired from the Board and his role as Chief Executive Officer on 30 June 2017.

IHG | Annual Report and Form 20-F 2017 | Governance | Corporate Governance	49

Governance

Corporate Governance continued

Our Executive Committee

In addition to Keith Barr, Paul Edgecliffe-Johnson and Elie Maalouf, the Executive Committee from 1 January 2018 comprises:

Claire Bennett Chief Marketing Officer Appointed to the Executive Committee: October 2017 (joined the Group: 2017)

Skills and experience: Claire previously spent 11 years at American Express in a range of senior leadership roles across marketing, consumer travel and loyalty. Most recently, Claire was General Manager (GM), Global Travel & Lifestyle, where she led a team responsible for delivering premium lifestyle services. Prior to this, Claire held roles as Executive Vice President for Consumer Loyalty, and Senior Vice President, Global Marketing and Brand Management, where she led worldwide advertising, media, sponsorship and marketing research teams.

Before joining American Express, Claire also held senior marketing roles at Dell and Quaker Oats/ Pepsico Company, building significant industry expertise across technology, consumer packaged goods, financial services, and travel and hospitality sectors.

Claire has been an Executive Board Member of the World Travel and Tourism Council (WTTC), served as a Board Member of Tumi Inc. and participated on multiple industry advisory boards.

Key responsibilities: These include all aspects of our brands, loyalty, partnerships, and marketing execution.

Jolyon Bulley Chief Executive Officer, Greater China Appointed to the Executive Committee: November 2017 (joined the Group: 2001)

Skills and experience: Jolyon has held a number of significant roles at IHG and was appointed CEO for Greater China in November 2017.

Prior to that he was Chief Operating Officer (COO) for the Americas, leading the region’s operations for franchised and managed hotels, in addition to cultivating franchisee relationships and enhancing hotel operating performance. Jolyon has also served as COO for Greater China for almost four years, with oversight of the region’s hotel portfolio and brand performance, food and beverage brand solutions, new hotel openings and owner relations.

Jolyon joined IHG in 2001, as Director of Operations, New South Wales in Australia, and then held roles of increasing responsibility across IHG’s Asia-Pacific region. He became Regional Director Sales & Marketing for Australia, New Zealand & South Pacific in 2003, relocated to Singapore in 2005 and held positions of Vice President Operations South East Asia & India, Vice President Resorts, and Vice President Operations, South East & South West Asia.

Key responsibilities: These include the management, growth and profitability of IHG’s fastest growing region, which includes mainland China, Hong Kong SAR, Macau SAR and Taiwan.

Yasmin Diamond Executive Vice President,Global Corporate Affairs Appointed to the Executive Committee: April 2016 (joined the Group: 2012)

Skills and experience: Before joining IHG in April 2012, Yasmin was Director of Communications at the Home Office, where she advised the Home Secretary, Ministers and senior officials on the strategic development and daily management of all the Home Office’s external and internal communications. She was previously Director of Communications at the Department for Environment, Food and Rural Affairs; Head of Communications for Welfare to Work and New Deal and Head of Marketing at the Department for Education and Skills. Before joining government communications, Yasmin was Publicity Commissioner for the BBC.

In 2011, Yasmin was awarded a Companion of the Order of the Bath (CB) in the New Year’s honours list in recognition of her career in government communications. In addition, Yasmin sits on the Board of Trustees for the British Council, the UK’s international organisation for cultural relations and educational opportunities.

Key responsibilities: These include all global communications activity, ensuring that it supports and enables IHG’s broader strategic priorities. This includes all external and internal activity, covering both corporate and brand communications, as well as leading IHG’s Corporate Responsibility strategy and key public affairs work.

Kenneth Macpherson Chief Executive Officer, EMEAA Appointed to the Executive Committee: April 2013 (joined the Group: 2013)

Skills and experience: Prior to taking up the position of CEO, EMEAA in January 2018, Kenneth was IHG’s Chief Executive Officer for Greater China for over four years.

Kenneth has extensive management experience, with a background in sales, marketing strategy, business development, and operations. He joined IHG from Diageo, where he worked for over 20 years in senior management positions, including Managing Director of Diageo Greater China. Prior to being based in China in 2005, Kenneth led the development of Diageo’s China strategy. He has also served as the Commercial

Director of Diageo Asia Venture in Singapore, where he was responsible for commercial and brand strategy, as well as sales and marketing, and new brand development.

In 2017, Kenneth received the Shanghai Magnolia Gold Award for expatriates for his outstanding contribution to the city’s social and economic development.

Key responsibilities: These include business development and performance of all the hotel brands and properties in the EMEAA region.

50	IHG | Annual Report and Form 20-F 2017

Eric Pearson Chief Commercial and Technology Officer Appointed to the Executive Committee: February 2012 (joined the Group: 1997)

Skills and experience: Eric joined IHG in 1997, and has held roles of increasing responsibility throughout his tenure. As Chief Marketing Officer for IHG’s Americas region, Eric was accountable for all sales and marketing activities across brands, driving top-line revenue into more than 3,300 hotels. In addition to these responsibilities, Eric became interim Head of Global Brands in 2011 before being appointed IHG’s Chief Information Officer in 2012.

Eric has also served as Senior Vice President, Distribution Marketing, where he was responsible for overseeing digital marketing, reservation channels, and global revenue management.

Before joining IHG, Eric worked for The Walt Disney Company, IBM and NASA in different management and technical capacities.

Key responsibilities: These include global sales, distribution, revenue management, property systems, digital and voice, and technology.

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

Ranjay has worked in a number of specialist areas of HR such as Talent, Learning, Reward, Change and Organisational Effectiveness, complementing large generalist roles in both mature and developing markets. His other roles at Unilever included Executive Vice President Human Resources in Europe; Vice President Talent, Learning and Organisation for Global Markets; Vice President Leadership Development & Reward for Asia, Africa and Central Eastern Europe; and Vice President HR for North Africa and The Middle East.

Key responsibilities: These include global talent management, learning and capability building, diversity, organisation development, reward and benefit programmes, employee relations, and all aspects of the people and organisation strategy for the Group.

George Turner Executive Vice President, General Counsel and Company Secretary Appointed to the Executive Committee: January 2009 (joined the Group: 2008)

Skills and experience: George is a solicitor and qualified to private practice in 1995. Prior to joining the Group, George spent over 10 years with Imperial Chemical Industries PLC, where he held various key positions including Deputy Company Secretary and Senior Legal Counsel.

Key responsibilities: These include corporate governance, risk management, information security, insurance, regulatory compliance, internal audit, legal and hotel standards.

Changes to the Executive Committee

Claire Bennett	Claire was appointed to the Executive Committee on 1 October 2017.
Angela Brav	Angela stepped down from the Executive Committee and left IHG on 31 December 2017.
Jolyon Bulley	Jolyon was appointed to the Executive Committee on 1 November 2017.
Federico Lalatta Costerbosa	Federico stepped down from the Executive Committee and left IHG on 31 December 2017.
Kenneth Macpherson	Kenneth took up the new position of Chief Executive Officer, EMEAA on 1 January 2018.
Eric Pearson	Eric took up the new position of Chief Commercial and Technology Officer on 1 October 2017.
Jan Smits	Jan stepped down from the Executive Committee and left IHG on 31 December 2017.

IHG | Annual Report and Form 20-F 2017 | Governance | Corporate Governance	51

Governance

Corporate Governance continued

Board meetings

The Chairman and Company Secretary operate a rigorous process for Board agenda setting which includes collaboration with all Board members to ensure that the agendas strike the appropriate balance between short-term business and the longer term. In addition, the Chairman, CEO and Company Secretary meet in advance of Board and Committee meetings to finalise the agendas. The Company Secretary maintains an annual agenda schedule for Board meetings that sets out strategic and operational matters to be considered throughout the year. A set of Board papers is circulated at least one week in advance of each meeting, to ensure that Directors have sufficient time to fully prepare for effective, focused and relevant discussions. Meetings begin with an update from the Chairman and CEO, and the Chief Financial Officer provides a financial review of the Group. Executive Committee members and other members of senior management present ‘deep dives’ on key initiatives and developments throughout the year, facilitating a strong overall understanding of Group operations.

The Board also receives presentations in the less formal context of pre-dinner meetings, scheduled the day before certain Board meetings.

The Board held eight scheduled meetings during the year, and individual attendance is set out on page 47. All Directors are expected to attend all Board meetings and relevant Committee meetings unless prevented by prior commitments, illness or a conflict of interest. Directors unable to attend Board or Committee meetings are sent the relevant papers and asked to provide comments to the Chairman of the Board or Committee in advance.

Time continues to be set aside at the start and end of meetings for the CEO to meet with the Chairman and Non-Executive Directors, and for the Chairman to meet privately with the Senior Independent Non-Executive Director and Non-Executive Directors to discuss any matters arising. The Senior Independent Non-Executive Director is available to discuss concerns with shareholders, in addition to the normal channels of shareholder communication.

During 2017, the Board continued to focus on strategic and operational matters, corporate governance, investor relations and risk management, whilst considering relevant stakeholders. The key focus areas for the Board during 2017 are outlined below:

	Area of discussion	Discussion topic

Strategic and operational matters	Commercial Delivery	Updates on IHG Connect (the Group’s wifi initiative), GRS, and our Distribution and Revenue Management strategy.

	Changes to operating structure to accelerate growth	Review, assess and endorse the Group’s operating structure. Refinement of the Group’s purpose, ambition, values and behaviours reflecting the growth agenda, taking into consideration risk appetite and assessing risk mitigation strategies.

	Operating regions	Operating performance, competitive positioning and outlook in each region considered at each Board meeting and a deep-dive session on the Americas was presented.

	Brands	Brand performance and initiatives for the InterContinental brand, the launch of avid hotels and initiatives for our master brand – the IHG brand.

	Our People	Chief Human Resources Officer review of the Group’s culture, behaviours and drivers of performance.

	Competitive marketplace review	Mergers and acquisitions activity in the industry.

Corporate governance	Updates from each of the Board Committees	Details of Committee activities during 2017 can be found on pages 56 to 61 and 64 to 77.

	Quarterly corporate governance and regulatory updates, including reviews of regulatory developments and any upcoming legislative changes affecting the business, our Board and/or its Committees	Internal quarterly updates are provided to the Board covering key regulatory and corporate governance developments and how the Group is responding. Further information can always be obtained from the Company Secretary in line with ongoing director training and development.

	Annual Report and Form 20-F	Details of the review process of the Annual Report and Form 20-F can be found on page 57.

	Board effectiveness evaluation	Details of the process and outputs of the external Board effectiveness review can be found on page 54.

	Internal controls and risk management systems, our risk appetite and our global insurance programme	The Board receives regular updates on internal controls, risk management systems, our risk appetite and our global insurance programme and reports on risk topics were delivered by the Chair of each Committee and considered by the Board.

	Terms of Reference for each Board Committee	Minor changes to the Terms of Reference of the Committees were approved during the year, in line with best practice. The Terms of Reference for all Committees and the Matters Reserved for the Board can be found on our website.

Investor relations and communications	Updates on investor perceptions and shareholder relations, consideration of analysts’ reports and media updates	The Board receives a regular report outlining relative share price performance, share register movement and Investor Relations activity and engagement with shareholders.

	Global communications updates	The Board receives a regular report on the global communications landscape and communications activity across key regions, our brands and our people.

	Review and approval of shareholder returns strategies for 2017	During the year, the Board considered and approved the dividends and additional shareholder returns paid during 2017.

	Preparations for the AGM	Details of the 2018 AGM can be found on page 55.

52	IHG | Annual Report and Form 20-F 2017

Director induction, training and development

New Director inductions

All new Directors, upon appointment, undergo a comprehensive and formal induction programme which is tailored to meet their individual needs. We believe this is crucial to ensure our Directors have an in-depth understanding of the Group’s business model, key stakeholders, our principal activities and our strategy, which is key to enabling all Directors to contribute to the Board effectively with their knowledge, skills, experience and expertise.

Malina Ngai was appointed as an Independent Non-Executive Director in March 2017. The key areas of Malina’s induction included:

•	Information regarding the Group’s structure, strategy, business model and KPIs, key regions and operations, a financial overview, details of the Group’s principal assets, liabilities and significant contracts, and an overview of our brands and their competition;

•	The Group’s risk management strategy and approach to corporate responsibility;

•	Recent Board and Committee updates including commercial strategy, global technology trends, the Group Internal Audit plan and various Investor Relations presentations;

•	Meetings with members of the Board, the Executive Committee and senior management;

•	Meetings with the external Auditor, brokers and capital advisers; and

•	Visits to various IHG hotels and corporate offices.

On 1 July 2017, Keith Barr was appointed CEO. While Keith had held numerous senior leadership positions within IHG since joining in 2000, he had not previously served on a board. As such, his induction was tailored to provide a thorough outline of his responsibilities and duties as a Director of a public limited company. This included:

•	A briefing pack and Board induction meetings with the Company Secretary, Deputy Company Secretary and the external Corporate Legal Adviser focusing on Director’s duties under the Companies Act, compliance with listing rules and relevant regulations;

•	The rules relating to inside information and restrictions in dealing in IHG shares, together with a briefing of the policies and procedures IHG has in place to ensure compliance with such rules;

•	Corporate governance standards followed by companies operating in the UK and US regulatory environment, including the UK Corporate Governance Code (the Code) and the current reform process covering remuneration, stakeholder engagement and the new Code;

•	Meeting the lead Audit Partner to discuss key financial considerations and responsibilities;

•	Meetings with all Committee Chairs, the Senior Independent Non-Executive Director and one to one meetings with all other Non-Executive Directors to understand and discuss key focus areas and priorities; and

•	Strategy meetings with the Chairman as well as regular meetings with the Company Secretary and Group Financial Controller scheduled ahead of each Board and Committee meeting after the release of the papers for the first 12 months.

On 1 October 2017, Luke Mayhew stepped down as Chairman of the Remuneration Committee and joined the Audit Committee. Given that Luke had routinely attended the Audit Committee as a guest, a formal induction was considered unnecessary. An induction programme was created for Jo Harlow to support her transition to Chair of the Remuneration Committee. The programme included:

•	A detailed handover, coaching and support from Luke Mayhew covering a variety of matters including agendas for Remuneration Committee meetings and determining the remuneration terms associated with Board resignations and appointments;

•	Introductory meetings with a number of shareholders during the development of the remuneration policy;

•	Induction meetings with PricewaterhouseCoopers, independent advisers to the Remuneration Committee, to provide commentary and advice on the executive remuneration landscape, investor sentiment and key pay trends;

•	Private meetings with other Remuneration Committee members, the Chairman and the CEO; and

•	Ongoing meetings with Remuneration Committee chairs of other UK-based multinational companies and attendance at various Remuneration Committee forums.

Elie Maalouf will receive a full induction programme during 2018.

Ongoing Director training and development

We believe that an ongoing and progressive training programme facilitates a better understanding of the Group’s business and operations for all Board members. The Chairman reviews the training and development needs with each Director on a regular basis and the Board is made aware of training opportunities.

Board and Committee meetings are regularly used to update Directors on developments in the environment in which the business operates and in-depth presentations are provided on key topical areas. The Company Secretary provides regular updates on regulatory, corporate governance and legal matters and individual meetings with senior management are arranged if necessary. Training focus areas in 2017 included technology and information security, General Data Protection Regulation, anti-bribery, IFRS 15 and financial reporting controls and regulatory developments.

Board meetings continue to be held at IHG hotels around the world to provide first-hand experience of the different brands we operate. We believe that this opportunity to meet an array of stakeholders across the business broadens the Board’s understanding of the markets in which we operate. In 2017, Board members attended Board and Committee meetings at InterContinental London Park Lane in the UK, Kimpton Palomar Hotel in Los Angeles and Ravinia Offices in Atlanta, in addition to meetings held at the Group’s head offices in Denham, UK. While in Atlanta, the Board also had dinner with a broad group of senior management as part of their continuing engagement with employees across the Group. Directors are also encouraged to visit hotels across our brands informally.

In addition, Directors are encouraged to attend external training events to update their skills and knowledge.

Annual Strategy Meeting – March 2017

The Board maintains overall responsibility for the establishment and review of the long-term strategic aims and objectives of the Group. Substantial time is spent considering Group strategy, performance and oversight during the regular Board meetings and, in addition, the Board holds an Annual Strategy Meeting, dedicated to reviewing and discussing our global strategy in detail.

The 2017 Annual Strategy Meeting was held in Los Angeles and the Board undertook a strategic assessment of the competitive landscape and the commercial strategy and priorities for the Group. Given its scale, the Board spent significant time focusing on our Americas region, and across the American market more generally. The Board took the opportunity to visit several of our hotels across all market segments whilst in Los Angeles, updating their knowledge and familiarity with the Group’s brands. This included visits to our then soon to be opened InterContinental Los Angeles Downtown and our recently opened Hotel Indigo Los Angeles Downtown. In addition the Board took the opportunity to spend time at BCG Digital to gain an understanding of the latest developments in the digital arena and consumer-facing technology.

Each Board member received a full briefing in advance of the visit to Los Angeles to ensure a deeper understanding of the cities and hotels they were visiting and were provided details of recent developments in the American market.

IHG | Annual Report and Form 20-F 2017 | Governance | Corporate Governance	53

Governance

Corporate Governance continued

Board effectiveness evaluation

IHG recognises the benefits of the Board undertaking a rigorous evaluation of its own performance and that of its main Committees and individual Directors on an annual basis, in line with the UK Corporate Governance Code recommendations.

External Evaluation

As we reported last year, and in accordance with our three-year cycle, Dr Tracy Long of Boardroom Review Limited, an external facilitator with no connection to IHG, was engaged to lead our external evaluation in 2016. This process continued into 2017, resulting in a detailed report being presented to the Board in May 2017.

The evaluation consisted of a mix of confidential individual interviews, Board meeting observation and individual feedback sessions with all Directors. A detailed report was then presented and the Board discussed the outcome of the evaluation process, its proposed actions and progress with the actions of previous years.

The external evaluation concluded that good progress had been made on the 2014 external review and the Board is diverse, well-functioning and effective. Dr Long noted that the Board is value-adding and there is a high level of engagement and participation with good alignment between the Executive Directors and the Non-Executive Directors.

The review also noted a good level of interaction with shareholders and a strong understanding of the industry landscape and the Group’s wider stakeholders.

The review identified three interconnected challenges and areas of focus for the future, details of which can be found below.

Challenges	Actions taken

The transition to a new CEO and the implications for the Board and Company culture	Company culture is a key area of focus. The Group’s purpose, ambition, values and behaviours have been refined reflecting the growth vision of the new Executive Committee, led by the CEO and with full engagement and support from the Board. Regular updates are planned during the year, led by the Chief Human Resources Officer.

A rapidly changing competitive landscape demanding even more agility and speed	The Board agenda for 2018 will reflect a new strategic approach with a shorter strategy day and several strategic updates and external contributors during the year. Deep dive areas have been identified and will be presented to the Board.

Continue to develop Board dynamics	Peer-to-peer evaluation of the Directors performance has taken place during the year to ensure a process of continuous improvement and that Board dynamics continue to develop. A collaborative process has been agreed for Chairman and CEO evaluations and there is a continuous dialogue between the Chairman and CEO. In addition, customised induction plans for new Directors have been devised and implemented.

Directors’ peer-to-peer reviews

Following the external evaluation the focus of the Board in 2017 was to address the challenges highlighted. As part of this the Chairman and Senior Independent Non-Executive Director facilitated a peer-to-peer review which comprised:

•	Interviews with each of the Directors to allow them to provide feedback regarding (i) the performance of fellow Board members, including their relative strengths and development areas (ii) progress following the recommendations made as part of the external evaluation (iii) Board engagement (iv) Director induction processes (v) diversity (vi) culture and (vii) the overall performance of the Board and its Committees;

•	Individual feedback sessions conducted by the Chairman as part of each Board member’s annual performance evaluation; and

•	Agreement on areas of focus for 2018.

The Chairman highlighted some of the general themes emerging from the peer-to-peer review during the February 2018 Board meeting, such as company culture, ethics and compliance, and risk appetite and agreed to continue to consider these, particularly in light of recent Corporate Governance developments.

Directors’ performance evaluation

During 2017, internal performance evaluations of Directors were undertaken with the Chairman appraising the Directors, the CEO appraising the Executive Directors, the Chairman and Non-Executive Directors appraising the CEO and the Non-Executive Directors, facilitated by the Senior Independent Non-Executive Director, appraising the Chairman.

The length of tenure of Non-Executive Directors forms part of the performance evaluation process. As a result of Luke Mayhew and Dale Morrison having served on the Board for more than six years, they had a particularly rigorous review of their continued Board membership. It was concluded that both Luke and Dale continue to constructively challenge management and help develop proposals on strategy and as such, contribute effectively to the Board.

Directors’ additional appointments and time commitments also form part of the internal performance evaluation process. Any additional appointments are thoroughly discussed with the Chairman before being accepted, with any time commitment required for each role carefully assessed. This year, particular attention was paid to Ian Dyson, Anne Busquet and Jo Harlow’s commitments, as well as Paul Edgecliffe-Johnson’s time commitment to his Non-Executive Director duties at Thomas Cook Group plc. Following a thorough review process, we determined that their additional appointments do not adversely impact their performance and that all Directors continue to perform their duties effectively.

54	IHG | Annual Report and Form 20-F 2017

Engagement with shareholders

We are committed to maintaining an active dialogue with our shareholders and the Board takes its responsibility to promote the success of the Company for the benefit of our members seriously. We encourage strong engagement with investors and other stakeholders through our planned programme of investor relations activities, as well as responding to queries from shareholders and analysts. Our Registrar, Equiniti, and JP Morgan, as custodians of our American Depositary Receipts (ADR) programme, have teams equipped to deal with shareholder and ADR holder queries. A formal external review of investor perceptions is presented to the Board on an annual basis and both the Executive Committee and the Board receive regular updates on shareholder relations to ensure that the issues and concerns of major shareholders are understood.

Engagement during the year

The Board’s engagement with shareholders in 2017 included:

•	Meeting shareholders and responding to queries at the AGM.

•	Presentations by Richard Solomons, Keith Barr and Paul Edgecliffe-Johnson to institutional investors, analysts and the media following half-year and full-year results announcements.

•	Telephone conferences after the release of the first and third-quarter trading updates, including Q&A sessions with sell-side analysts.

•	Seeking feedback via an annual investor perception survey, facilitated by our capital markets advisers.

•	Attendance at key institutional investor conferences.

•	A programme of one-to-one meetings with major institutional shareholders, including Non-Executive Director meetings hosted by the Chairman.

The Senior Independent Non-Executive Director remains available to shareholders if they have concerns they wish to discuss.

In addition to the Board’s formal engagement with shareholders, Elie Maalouf attended an investor conference in the US and hosted an investor roundtable in London to discuss our business in the Americas region. Kenneth Macpherson hosted an investor roundtable meeting in Shanghai to discuss our Greater China business.

To enable as many shareholders as possible to access conferences and presentations, telephone dial-in facilities were made available in advance and live audio webcasts were made available after results presentations in 2017, together with associated data and documentation. These can be found at www.ihgplc.com/investors under Results and presentations. Around 24 sell-side research analysts publish research on the Group; their details are available at www.ihgplc.com/investors under Analyst details and consensus.

AGM

The AGM is an opportunity for shareholders to vote on certain aspects of Group business and to discuss matters with the Board. A summary presentation of the Group’s performance and financial results is given before the Chairman deals with the formal business of the meeting. All shareholders present can ask questions of the Board, during the meeting and more informally over lunch. The Board values the AGM as it provides an invaluable forum for communication with investors and we encourage participation at this meeting.

The 2018 AGM will be held at 11:00am on Friday 4 May 2018. The notice convening this meeting will be sent to shareholders and will be available at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section.

Shareholder services

During the fourth quarter of 2017, IHG ran its annual share-dealing programme for shareholders with shareholdings of up to 225 shares, giving them the option to sell or increase their shareholdings at a preferable set fee. Shareholders who sold their shares had the further option to donate their proceeds to the IHG Foundation, resulting in over £9,700 being donated.

InterContinental Los Angeles Downtown, California, US. The Board visited the hotel shortly before its opening in 2017.

IHG | Annual Report and Form 20-F 2017 | Governance | Corporate Governance	55

Governance

Corporate Governance continued

Audit Committee Report

We continue to play a vital role in maintaining IHG’s robust corporate governance framework, by supporting the Board in matters relating to internal control, risk management and financial reporting.

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Audit Committee is responsible for ensuring that IHG maintains a strong control environment. It provides effective governance over the Group’s financial reporting, including oversight and review of our systems of internal control and risk management, the performance of internal and external audit functions, as well as the behaviours expected of IHG’s employees through the Code of Conduct and related policies.

The Committee’s role and responsibilities are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. The Committee’s key responsibilities and focus over the year have been:

•	Regular reviews of the Group’s information technology controls and information security risks.

•	Ongoing implementation of our Guest Reservation System (GRS) (part of IHG Concerto).

•	Reviewing, challenging and ensuring accurate financial and narrative reporting, including the Annual Report and Form 20-F.

•	Preparing for the implementation of new accounting standards, including IFRS 15 concerning revenue recognition.

•	Reviewing the Group’s approach to tax, including the implications of the US Tax Reform.

•	In-depth reviews of specific principal risk areas.

•	Ensuring the robustness of the Group’s internal control and risk management systems.

•	Overseeing the relationship with and appraisal of the Group’s external Auditor.

•	Monitoring and reviewing the role of Internal Audit.

•	Overseeing and ensuring the effectiveness of the Group’s regulatory compliance policies, procedures and controls.

The ToR are available at www.ihgplc.com/investors under Corporate governance in the Committees section.

Membership and attendance at meetings

Details of the Committee’s membership and attendance at meetings are set out on page 47. The Chairman, Chief Executive Officer, Chief Financial Officer, Chairman of the Remuneration Committee, Head of Global Internal Audit (GIA), Group Financial Controller, Head of Global Risk Management and our external Auditor, Ernst & Young LLP (EY), attended all meetings in 2017. Other attendees are invited to meetings as appropriate and all Directors are expected to attend the Committee meetings that discuss principal risks and risk management systems and the approval of financial reporting. The Committee continues to hold private sessions with the Auditor and Head of GIA without the presence of management to ensure that a culture of transparency is maintained. The Committee Chairman continues to have recent and relevant financial experience and all members of the Committee are Independent Non-Executive Directors. In accordance with the Code, the Board also considers that the Committee as a whole possesses competence relevant to the Company’s sector, having a range of financial and commercial experience in the hospitality industry and the broader commercial environment in which we operate.

Reporting to the Board

Following each Committee meeting, the Board receives an update from the Committee Chairman on the key issues discussed. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where necessary.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chairman of the Committee and the Chairman. The Committee was also reviewed as part of the in-depth external evaluation process conducted by Boardroom Review Limited (see page 54). The external evaluation noted that the Audit Committee is professional and well run with a clearly defined role and it has completed detailed work on risk and control. The Committee also undertook a thorough and robust internal evaluation during the year and concluded that it remains effective.

Focus areas and activities

Internal controls and risk management

In accordance with the Code, the Board is responsible for determining the nature and extent of the principal risks it is willing to take to achieve its strategic objectives and ensuring that an appropriate culture has been embedded throughout the organisation. The Committee supports the Board by regularly reviewing the effectiveness of the Group’s internal control and risk management systems, the wider risk environment, and overseeing the risk and control activities in operation.

In order to effectively review the internal control and risk management systems, the Committee:

•	Reviews the process by which risks are identified and assessed, including regular reports and presentations from management on the Company’s overall risk management system and principal risks, mitigating actions and internal controls.

•	Receives regular reports from GIA and the external Auditor on the effectiveness of the systems for risk management and internal control.

•	Receives additional reports throughout the year relevant to internal control and risk management to ensure that current and emerging risks, both financial and non-financial, are identified, assessed and appropriately managed in day-to-day decision making (see pages 20 to 22 for more detail on our principal risks and our approach to managing them).

As part of the review of the internal control and risk management systems, key financial, operational and compliance controls across the business are monitored and tested throughout the year. The Committee assesses the approach to Sarbanes-Oxley Act 2002 (SOX) compliance in accordance with our US obligations and reviews reports on the progress of the SOX programme at each meeting. The Committee considers the Group’s treasury and tax strategy and policies annually and, during 2017 approved changes to the Group Treasury Policy and the Group’s “Approach to Tax”.

Our Approach to Tax document is available at www.ihgplc.com/responsible-business under Policies.

56	IHG | Annual Report and Form 20-F 2017

Having reviewed the internal control and risk management systems throughout the year, the Committee continues to conclude that the Group has an effective system of risk management and internal controls in place, and has concluded that there are no material weaknesses in the control environment and that there are no significant failings or weaknesses.

Principal risk areas

In addition to the regular risk management framework review and assessment of the principal risks, the Committee has a schedule for in-depth reviews into specific principal risk areas over the year. During 2017, the Committee met with senior risk and finance management, the Chief Commercial and Technology Officer and the Head of Information Security, considering, in particular:

•	Cybersecurity and information governance. During the year, the Committee considered the Group’s response to potential cybersecurity incidents.

•	Risk management controls and assurances in relation to the Group’s channels and technology platforms, and in particular the development of GRS (part of IHG Concerto).

•	Financial Management and Controls, including cyber fraud and fraud risk awareness, the Group’s Approach to Tax and the Treasury Policy, the key performance measures and methodology for determining breakage levels of the Loyalty Programme and the risk management controls and approach to determining IHG Rewards Club points liability.

•	Safety and security in hotels including the Group’s approach to incident handling in light of geopolitical factors and natural catastrophes experienced during 2017.

•	Risk appetite assessment and risk management measures in relation to the Group’s changes to accelerate growth.

•	Developments in data privacy regulation and the Group’s compliance programme.

Further details of our principal risks, uncertainties and review process can be found on pages 20 to 22.

Financial and narrative reporting

During the year, the Committee reviewed and recommended approval of the interim and annual Financial Statements (considering the relevant accounting and reporting matters such as impairment reviews, the going concern and viability statements) and the Group’s quarterly trading updates. All members of the Board are asked to attend these meetings.

As part of its review, the Committee interrogated the key judgements and accounting policies applied and considered the basis of the estimates and assumptions underlying the Financial Statements.

The Committee recognises the importance of understanding changes in accounting policies and practice, and receives an annual update from EY on key changes in this area. In 2017, the Committee continued their in-depth review of the impact on the Group of the implementation of IFRS 15 concerning revenue recognition, IFRS 9 concerning financial instruments and IFRS 16 concerning leases – see pages 101 to 103 for further details.

A letter from the Financial Reporting Council’s Corporate Reporting Review team (FRCCRRT) was received during the year, requesting further information regarding an investment disclosed in our 2016 Annual Report and Form 20-F. This was a limited review, based on our Annual Report and Form 20-F and did not benefit from detailed knowledge of our business or an understanding of the underlying transactions entered into. A thorough response was provided, which enabled the FRCCRRT to close their enquiries. We acknowledge and welcome the observations made on our 2016 Annual Report and Form 20-F and these have been duly considered in the preparation of this year’s Annual Report and Form 20-F.

The Committee continued to seek input and guidance from EY where appropriate to gain further assurance over the process of preparation of the Financial Statements. In addition, the Committee received regular reports from the Chairman of the Disclosure Committee and copies of all minutes of that Committee were duly circulated.

The Committee received early drafts of the Annual Report and Form 20-F 2017 (Annual Report), and when providing comments considered: (i) the process for preparing and verifying the Annual Report, which included review by members of the Executive Committee and input from senior colleagues in Operations, Strategy, HR, Finance, GIA, Risk and Legal; (ii) a report from the Chairman of the Disclosure Committee; and (iii) the checklist prepared by the Annual Report team confirming compliance with the relevant regulatory requirements.

The Committee (and a sub-committee specifically convened for this purpose) also considered management’s analysis of how the content benchmarked against the ‘fair, balanced and understandable’ communication principles, and whether it contained the necessary information for shareholders to assess the Group’s position and performance, business model and strategy. In order to reach this conclusion, a dedicated project team worked on the contents of the Annual Report and a detailed verification process to confirm the accuracy of the information contained within the Annual Report was undertaken by the Financial, Planning & Analysis department. The Committee then considered both the structure and content of the Annual Report to ensure that the key messages were effectively and consistently communicated and that meaningful links between the business model, strategy, KPIs, principal risks and remuneration were clearly identified throughout the Annual Report.

Following a review of the contents of the Annual Report alongside the aforementioned criteria, the Committee reported its recommendation to approve the Annual Report to the Board.

IHG | Annual Report and Form 20-F 2017 | Governance | Corporate Governance	57

Governance

Corporate Governance continued

Audit Committee Report continued

Significant matters in the 2017 Financial Statements

The Committee discussed with management and the Auditor the key judgements applied in the Financial Statements, the exceptional items arising in the year and the impact of any accounting developments or legislative changes. The main items discussed are outlined below.

Area of focus	Issue/Role of the Committee	Conclusions/Action taken

Accounting for the System Fund	Given the unique nature of the system fund, the Committee reviews the controls and judgements related to System Fund accounting.

In forming a conclusion on the appropriateness of the System Fund accounting, the Committee met with senior finance management to review and evaluate the progress made on strengthening the financial controls related to the IHG Rewards Programme. The Committee further reviewed the progress made on the Sarbanes-Oxley continuous improvement project and the results of control testing. The Committee concluded that good progress has been made in strengthening the financial oversight of the System Fund and that judgements in respect of the accounting treatment for the System Fund and related disclosures were appropriate.

IHG Rewards Club points liability

The IHG Rewards Club points liability represents a material liability for the Group and in determining the liability the Committee challenges judgements and estimations used to determine the liability.

The Committee reviewed the approach to the valuation of the liability and, in particular, the financial management of the overall programme. Senior finance management presented progress made in strengthening the financial management of the programme and was questioned on the valuation approach, the results of the external actuarial review and the increased judgement due to the expiration policy. The results of EY’s audit procedures were also considered in reaching the conclusion that the liability is appropriately stated.

Impairment testing	Impairment reviews require significant judgement and the Committee therefore scrutinises the methodologies applied and the inherent sensitivities in determining any potential asset impairment.

The Committee reviewed a management report outlining the approach taken on impairment testing and the key assumptions and sensitivities supporting the conclusion on the various asset categories. The Committee examined the assumptions related to assets previously impaired, management contract valuations resulting from asset sales, and the assets acquired as part of the Kimpton transaction. The impairment recorded in the year for the Barclay associate (note 14 on page 120) was discussed in detail. The Committee agreed with the conclusions reached on impairment.

Litigation

From time to time, the Group is subject to legal proceedings with the ultimate outcome of each being subject to many uncertainties. The Committee reviews and evaluates the need for any provisioning on a case by case basis.

At each meeting during the year, the Committee considered a report detailing all material litigation matters. The Committee discussed and agreed any provisioning requirements for these matters.

Exceptional items	The Group exercises judgement in presenting exceptional items. The Committee reviews and challenges the classification of items as exceptional based on their materiality or nature.

The Committee considered the consistency of the treatment and nature of items classified as exceptional over the last five years and discussed the items disclosed as exceptional. The Committee reviewed and challenged the significance, timing and nature of the exceptional items disclosed in note 5 on page 110, including Kimpton integration costs, reorganisation costs, and the tax credit arising from the US tax reform. EY’s audit procedures were also taken into consideration in reaching the conclusion that the disclosures and the treatment of the items shown as exceptional were appropriate.

Capitalisation of software projects

The Group is making a significant investment developing a strong technology platform. The Committee reviews the appropriateness of capitalising the investment and the strength of the control environment.

In forming a conclusion on the appropriateness of software capitalisation, the Committee considered the following: Global Internal Audit reporting on the project and programme management of GRS; a review of software assets from an impairment perspective; the conclusions from the SOX control testing in this area; and conclusions from EY’s audit procedures. The Committee concluded that capitalisation is adequately controlled and that the controls on impairment are appropriate.

Relationship with external auditor

A detailed audit plan was received from EY at the beginning of the audit cycle for the 2017 financial year, which gave an overview of the audit risk assessment, the approach to materiality and scoping of the audit, and the significant risk areas.

The Committee reviewed the significant audit risks and regularly assessed the progress of the audit throughout the year.

Non-audit services

The independence and objectivity of the non-audit services provided by EY to the Group are safeguarded by IHG’s Audit and Non-Audit Services Pre-Approval Policy. The policy is reviewed by the Audit Committee annually, and, for the 2017 financial year, the policy was updated and changes to reflect a de minimus threshold for certain prescribed services were approved.

Other than as reflected above, the policy requires that pre-approval is obtained from the Audit Committee for all services provided by the external Auditor before any work can commence, in line with US SEC requirements. During the year, the Committee analysed the audit and non-audit fees incurred with EY on a quarterly basis and noted there had been no prohibited services (as defined by the Sarbanes-Oxley Act of 2002) provided to the Group in each period. The Committee is prohibited from delegating non-audit services approval to management and compliance with the policy is actively managed.

IHG is committed to maintaining non-audit fees at a low level and the Committee is sensitive to investor advisory bodies’ guidelines on non-audit fees. During 2017, 23% of services provided to the Group were non-audit services (2016: 31%); these included tax advisory work and corporate tax compliance. For fees paid to EY for non-audit work during 2017, and for statutory audit work during 2017, see page 109. The Committee is satisfied that the Company was compliant during the year with the FRC’s Ethical and Auditing Standards in respect of the scope and maximum permitted level of fees incurred for non-audit services provided by EY. Where non-audit work is performed by EY, both the Company and EY ensure adherence to robust processes to prevent the objectivity and independence of the external auditor from being compromised.

58	IHG | Annual Report and Form 20-F 2017

Global Internal Audit (GIA)

The Committee discusses the GIA plan in December each year. The 2017 plan presented to the Committee considered the Group’s principal risks and key controls and included reviews over the following areas: cybersecurity, programme and project delivery (including assurance over the development of GRS), disaster recovery and business continuity, and technology-related processes and controls. Following discussion and consideration, the Committee confirmed its agreement to the key control themes identified by GIA. The Committee then actively monitors progress against the GIA plan, which is reported to the Committee on a quarterly basis. This includes reviewing the results of completed audits and the findings raised through these audits, as well as management action plans to address any issues raised.

An effectiveness review of GIA is undertaken each year and reported to the Committee. In 2017, GIA undertook an internal assessment following the external review conducted in 2016. The effectiveness of GIA was assessed according to five categories: Purpose and Remit; Position and Organisation; Process and Technology; People and Knowledge; and Performance and Communication. The review was conducted by assessing the functional activities of GIA, progress made against the recommendations from last year’s external review, the quality assurance process and obtaining feedback from a cross sector of business stakeholders. As a result of the internal review, it was concluded that GIA continues to be effective in providing independent assurance activities.

Governance and compliance

The Committee is responsible for reviewing the Group’s Code of Conduct (which is reviewed and approved annually) and related policies. In 2017, the Code of Conduct was updated to reflect management changes as well as updating the following areas in line with regulatory changes and best practice: bribery and corruption, antitrust, competition law, and human rights. The e-learning module associated with the Code of Conduct was also updated and was launched on the new IHG learning platform, improving tracking and reporting capability. In addition, the Committee reviewed and considered the planning and implementation work related to the upcoming EU General Data Protection Regulation and China’s new cybersecurity legislation, as well as the launch of an updated Anti-Bribery e-learning module.

In 2017, IHG became a member of Transparency International UK’s Business Integrity Forum. Transparency International is the world’s leading anti-corruption NGO and the Business Integrity Forum is a network of major international companies, committed to high anti-corruption and ethical standards in business practices.

Whistleblowing and fraud

The Committee reviews the Group’s whistleblowing arrangements and its reporting and investigation process to ensure that arrangements are in place for proportionate and independent investigation of such matters. The Committee also reviews the number and potential impact of both substantiated and unsubstantiated cases and ensures that appropriate follow-up action is taken. Any significant claims are brought to the immediate attention of the Committee by the Head of GIA.

As well as monitoring incidents of fraud, the Group’s approach to cyber fraud and fraud risk awareness was reviewed in 2017.

As we head into 2018, the Committee will continue to focus on the integrity of the control and risk management environment and progress with the audit tender process.

Ian Dyson

Chairman of the Audit Committee

19 February 2018

External auditor – Appointment of Ernst & Young LLP (EY)

and audit tender

The Committee considered the appointment of its Auditor and, after assessing EY’s performance (including its independence, effectiveness and objectivity) and the requirements for putting the audit out to tender as set out in EU and Competition and Markets Authority legislation, the Committee recommended the re-appointment of EY as the Auditor of the Group. EY has been our Auditor since IHG’s listing in April 2003 and of the Group’s predecessor businesses dating back to 1988.

In determining EY’s independence we consider, among other things, its challenge to management and level of professional scepticism, the amount of time passed since a rotation of audit partner and the level of non-audit work that it undertakes, details of which can be found on page 58.

To ensure the external Auditor’s independence is safeguarded, lead audit partners are required to rotate every five years. Sarah Kokot, who was appointed lead audit partner in 2016, has continued her role during 2017. The US audit partner rotated during 2017.

As part of its review, the Committee considered the effectiveness of the relationship between EY and management. This included the completion of feedback questionnaires by 44 senior IHG employees and members of the Committee. Feedback was requested on a number of topics including independence, assignment management, quality and communication. The Committee also received reports from EY on its independence.

No significant issues were raised in the review of the auditor performance and effectiveness and as a result, the Committee concluded that EY continues to provide an effective audit and maintain independence and objectivity. The Committee is satisfied with the external audit process as a whole and therefore recommended the reappointment of EY to the Board.

Pursuant to regulations mandating a tender for the 2021 financial year, the Group will complete the audit contract tender and transition any strictly prohibited services by 2020. The Committee has established a sub-committee to oversee the audit tender process and an overview of the proposed approach and timings for the audit tender process has been agreed by the Committee. The sub-committee will convene in 2018 to review and recommend a detailed plan, including the applicable supplier-selection criteria, for approval by the Committee. It will be the responsibility of the Committee to make overall decisions in relation to the selection process. The Committee considers this timeframe to be appropriate to ensure that a robust process is undertaken and all required criteria are duly considered. The Committee is committed to ensuring that the selection procedure is conducted in a fair manner and that auditor independence requirements are effectively managed throughout the process.

The Group confirms that it has complied with the requirements of The Competition and Markets Authority Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit services.

IHG | Annual Report and Form 20-F 2017 | Governance | Corporate Governance	59

Governance

Corporate Governance continued

Corporate Responsibility Committee Report

We understand the vital role corporate responsibility plays in building meaningful relationships with our stakeholders, and in delivering our purpose of providing True Hospitality for everyone.

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Committee reviews and advises the Board on the Group’s corporate responsibility objectives and strategy, including its approach to sustainable development, environmental sustainability, community impact, human rights issues, and stakeholder engagement. It ensures that IHG’s corporate responsibility priorities align with our core purpose – to provide True Hospitality for everyone.

The Committee’s role and responsibilities are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available at www.ihgplc.com/investors under Corporate governance in the Committees section.

The Committee’s key responsibilities and focus areas over the year have been:

•	Monitoring delivery of the Group’s Responsible Business targets for 2013-2017, and establishing new targets for 2018–2020.

•	Reviewing Environmental, Social, Community and Human Rights issues including the Group’s Modern Slavery Statement and the Group’s approach to responsible procurement; and

•	Overseeing responsible business stakeholder engagement.

Membership and attendance at meetings

The Committee’s membership and attendance at meetings are set out on page 47. The Heads of Corporate Responsibility attended all meetings and the Chairman of the Board also attended two out of the three meetings held during the year.

Reporting to the Board

The Committee Chairman updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members, who are invited to request further information where necessary.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chairman of the Committee and the Chairman. The effectiveness of the Committee was also reviewed as part of the external evaluation process conducted by Boardroom Review Limited during 2016 and 2017 (see page 54 for further details). The external review concluded that the Committee has a clearly defined role and remit allowing it to add value. The Committee also undertook an assessment against its own ToR and the external environment and concluded that no changes were necessary.

Focus areas and activities

Responsible Business targets for 2018-2020

During 2017, the Committee assessed the progress made towards the achievement of IHG’s five-year external Responsible Business targets. The Committee also assessed the Group’s strategic approach to new targets for 2018-2020.

An in-depth competitor analysis was completed as part of this process, together with a review of the UN Sustainable Development Goals and IHG’s initiatives which support these.

The Committee also welcomed insight offered by the Chief Operating Officer of the Americas who shared how the region is delivering the Responsible Business targets and engaging with colleagues, guests and owners.

Environmental, social, community and human rights issues

Detailed progress updates on key achievements across the Group’s environmental, social and community programmes continued to be received during 2017 and community outreach activities were reviewed.

Recognising the continued importance of responsible procurement, the Committee undertook a deep dive into supply chain responsibility and the Group’s Modern Slavery Statement, evaluating the Group’s approach to these matters. The Committee also considered a number of the Group’s human rights initiatives during the year, including the approach to targeted training in high risk areas and embedding our suite of Human Rights and Modern Slavery awareness raising material.

Further information on our responsible business programmes and our approach to human rights can be found on pages 18 and 19.

Stakeholder engagement

The Committee assessed the effectiveness of the 2016 corporate responsibility communications and stakeholder engagement activity, and reviewed the 2017 communication plan, considering in particular, the engagement plan for key stakeholder groups, including guests, colleagues, owners and suppliers.

Information on our responsible business commitments can be found at www.ihgplc.com/responsible-business

Other key issues reviewed by the Committee

The Committee continued to receive updates from the IHG Foundation, an independent charity providing vital support to communities, with a focus on hospitality skills and disaster relief. In support of IHG Foundation Week, our annual awareness and fundraising initiative, the Committee attended an event which illustrated the positive impact of the IHG Foundation on vulnerable communities worldwide. The Committee heard first hand about the collaboration between the IHG Foundation and The Passage, which runs London’s largest voluntary resource for the homeless – helping them regain confidence and transform their lives.

Recognising the importance of corporate responsibility, we were pleased to be listed on the S&P Dow Jones Sustainability Indices in September 2017, having achieved first place in RobecoSAM’s Consumer Services industry group (see page 19).

We have completed the 2013-2017 target cycle, achieving four out of our five external targets, and have gathered learnings and feedback to help inform our new targets for 2018-2020. In 2018 we start this new cycle and will work on further engaging with our hotel owners worldwide to embed our Corporate Responsibility programmes into day-to-day operations within our hotels. We recognise the continued and growing importance of environmental, social and governance considerations to all our stakeholders.

Jill McDonald

Chairman of the Corporate Responsibility Committee

19 February 2018

60	IHG | Annual Report and Form 20-F 2017

Nomination Committee Report

We review the Board’s structure, size and composition; overseeing appointments to ensure diversity of experience, knowledge and background in our Board and senior management.

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Committee reviews the composition of the Board and Principal Committees, considering skills, knowledge, experience and diversity requirements before making appropriate recommendations to the Board as to any changes. It also manages succession planning for Directors and other Senior Executives and is responsible for reviewing the Group’s senior leadership needs.

The Committee’s role and responsibilities are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available at www.ihgplc.com/investors under Corporate governance in the Committees section.

The Committee’s key focus areas during the year have been the CEO succession, leadership development, executive succession planning and Board and Committee composition.

Membership and attendance at meetings

Details of the Committee’s membership and attendance at meetings are set out on page 47. All members are Non-Executive Directors (myself excluded). When the Committee considers matters relating to my position, Dale Morrison, the Senior Independent Non-Executive Director, acts as Committee Chairman.

Reporting to the Board

The Committee makes recommendations to the Board for all Board appointments, and minutes are circulated to all Board members. As Chairman, I report back to the Board on the activities of the Committee at each Board meeting following a Committee meeting.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by myself, as Chairman of the Committee and Chairman of the Board. During 2017, the Committee was also reviewed as part of Boardroom Review Limited’s external evaluation (see page 54). Per the review’s recommendation, the Board met with high-potential leaders during their visit to Atlanta, as outlined on page 53.

Focus areas and activities

CEO succession

The Committee led the thorough process of finding Richard Solomons’ successor, supported by an independent external consultant, Korn Ferry. Building on our approach of developing talent, we assessed internal candidates against a success and readiness profile and opportunities were identified for further development. Having also benchmarked external talent, the Board was unanimous in its decision to appoint Keith Barr. To enable a smooth transition and provide relevant onboarding, a comprehensive induction plan was implemented, details of which can be found on page 53.

Leadership development and executive succession planning

Building on the 2016 assessment of senior leadership, the Committee continued to review the development plans for the Executive Committee. In addition, the Committee reviewed the executive pipeline and oversaw talent succession at senior levels within the organisation.

Board and Committee composition

During the year, the Committee discussed the current and future composition of the Board in light of the Company’s strategy and it was proposed that a new Executive Director should be appointed. Elie Maalouf was identified at the beginning of the search as a talented leader with substantial and highly relevant industry experience and his appointment was recommended to the Board.

In addition to reviewing the Board composition, the Committee also looks to ensure appropriate appointments are made to the Board’s Principal Committees, based on overall suitability.

To ensure that Committee membership is refreshed, Luke Mayhew stepped down as Remuneration Committee Chairman during the year. Jo Harlow was appointed his successor; her experience and prior involvement making her the ideal candidate to replace him. Details of Jo’s onboarding process can be found on page 53.

Diversity

With a presence in almost 100 countries globally, we recognise the value of diversity both in our Board composition and throughout all levels of our business. All appointments are based on merit, experience and performance and the Board actively seeks diversity of skills, culture, gender, race, age, nationality and background. The manner in which diversity is considered is non-exhaustive and subject to regular review to reflect the diversity of our employees, guests and communities in which we operate.

Our Global Diversity and Inclusion Policy (D&I Policy) applies to all people directly employed by an IHG group company and we encourage our franchised operations and those managed hotels where we do not directly employ people to follow the same principles. The objective of our D&I Policy is to celebrate difference, recognising that this underpins external, as well as internal, relationships. Operating around the globe, with a wide range of stakeholders, it is vital that we remain flexible in accommodating different cultures, lifestyles and preferences.

During the year, we have implemented the D&I Policy through the development of our diversity and inclusion strategy and have agreed to establish a Diversity and Inclusion Board. This Board will be responsible for continuously developing our diversity and inclusion strategy, including setting any targets and measures and reviewing initiatives to enhance the development of our inclusive culture.

We continue to deliver against our D&I Policy and maintain a minimum of at least 25% female Directors on the Board, per Lord Davies’ guidance. As of 31 December 2017, 40% of the Board were female. The appointment of Elie Maalouf brings this figure to 36%, still well above the specified minimum. In addition, two of our Board Committees are chaired by women. Further details on our diversity and inclusion strategy can be found on pages 18 and 66.

The Committee is satisfied that we have appropriate plans in place for orderly succession of appointments to the Board and to senior management, so that an appropriate balance of skills, experience, knowledge and diversity is maintained.

Patrick Cescau

Chairman of the Nomination Committee

19 February 2018

IHG | Annual Report and Form 20-F 2017 | Governance | Corporate Governance	61

Governance

Corporate Governance continued

Statement of compliance with the UK Corporate Governance Code

Our statement of compliance summarises how the Group has implemented the principles and provisions of the 2016 UK Corporate Governance Code (available at www.frc.org.uk/directors under UK Corporate Governance Code) as published in April 2016 (the Code).

This should be read in conjunction with the Corporate Governance statement on pages 47 to 61 and the Directors’ Remuneration Report as a whole.

The Board considers that the Group has complied in all material respects with the Code for the year ended 31 December 2017.

A. Leadership

A.1	The role of the Board

The Board leads IHG’s strategic direction, long-term objectives and success of the Group. Further responsibilities of the Board are set out on page 47.

The Board met eight times this year and all directors continue to act in what they consider to be in the best interests of the Company, consistent with their statutory duties. Further details of 2017 Board meetings are set out on page 52, attendance information on page 47 and biographical information on pages 48 and 49.

All Directors are covered by the Group’s directors’ and officers’ liability insurance policy (see page 160).

A.2	Divisions of responsibility

The separate roles of the Chairman and Chief Executive Officer are clearly established, set out in writing and are agreed by the Board.

Chief Executive Officer

Keith Barr leads the development of the Group’s strategic direction and implementation of the agreed strategy. As well as building and leading an effective Executive Committee, he oversees IHG’s business operations and manages its risks. See page 48 for more details.

A.3	The Chairman

As well as building and maintaining an effective Board, Patrick Cescau leads the operation and governance of the Board and its Committees. The Chairman was independent on appointment. See page 48 for more details.

A.4	Non-Executive Directors

Senior Independent Non-Executive Director

Dale Morrison was appointed as Senior Independent Non-Executive Director on 31 May 2014. He is available to liaise with shareholders who have concerns that they feel have not been addressed through the normal channels of the Chairman, Chief Executive Officer and other Executive Directors. He also leads the annual performance review of the Chairman with the other Non-Executive Directors (see page 54), and as necessary, provides advice and judgement to the Chairman, and serves as an intermediary for other Directors when necessary.

After each Board meeting, Non-Executive Directors and the Chairman meet without Executive Directors being present (see page 52). During the year, if any Director has unresolved concerns about the running of IHG or a proposed action, these would be recorded in the minutes of the meeting.

Further information on each of these roles can be found on our website at www.ihgplc.com/investors under Corporate governance.

B. Effectiveness

B.1	The composition of the Board

The size and composition of the Board and its Committees is kept under review by the Nomination Committee to ensure the appropriate balance of skills, experience, independence and knowledge.

Potential conflicts of interest are reviewed annually and powers of authorisation are exercised in accordance with the 2006 Act and the Company’s Articles of Association. At least half of the Board, excluding the Chairman, are Independent Non-Executive Directors (see page 47). Further details of the composition of the Board and Committees are available on pages 47 to 49.

B.2	Appointments

The Nomination Committee leads the appointment of new Directors to the Board and senior executives in accordance with its Terms of Reference (available on our website at www.ihgplc.com/investors under Corporate governance in the Committees section or from the Company Secretary’s office on request) and supports the Board in succession planning. Further details of the role of the Nomination Committee and what it did in 2017 are in the Nomination Committee Report on page 61. The overall process of appointment and removal of Directors is overseen by the Board as a whole. Two Non-Executive Directors have served for six years and were subject to a rigorous review during the year. All other Non-Executive Directors have served for less than six years – see pages 48 and 49.

B.3	Commitment

Non-Executive Director terms of appointment outline IHG’s time commitment expectations required to fulfil their role. Executive Directors are not permitted to take on more than one external non-executive directorship or chairmanship in addition to their role. The commitments of each Director are included in the Directors’ biographical details on pages 48 and 49. Details of Directors’ service contracts and appointment terms are set out on pages 73, 76 and 168.

The Chairman annually reviews the time each Non-Executive Director dedicates to IHG as part of the internal performance evaluation of each Director (see page 54) and is satisfied that their other duties and time commitments do not conflict with those as Directors.

B.4	Development

The Chairman and Company Secretary ensure that new Directors are fully inducted and that all Directors continually update their skills and have the requisite knowledge and familiarity with the Group to fulfil their role (see page 53).

B.5	Information and support

The Chairman and Company Secretary ensure that the Board and its Committees receive timely and appropriate information, and a flow of information between the Executive Committee and Non-Executive Directors. The Board and Committees also have access to the Company Secretary, independent advice and necessary resources, at the Company’s expense. They receive administrative and logistical support of a full-time executive assistant. See page 52 for more details.

62	IHG | Annual Report and Form 20-F 2017

B.6	Evaluation

In 2016, we engaged Dr Tracy Long of Boardroom Review Limited, an external facilitator with no connection to IHG, to lead the Board effectiveness evaluation. This evaluation concluded during 2017. More information on the evaluation is on page 54.

B.7	Re-election

All of the Directors retire and seek election or re-election at each AGM. Director’s biographies are set out on pages 48 and 49 and details of their performance evaluations are on page 54.

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

The status of IHG as a going concern is set out in the Directors’ Report on page 163. An explanation of the Group’s performance, business model, strategy and the risks and uncertainties relating to IHG’s prospects, including the viability of the Group, is set out in the Strategic Report on pages 2 to 43.

The statement from our Auditor, Ernst & Young LLP, about its reporting responsibilities is set out on pages 81 to 86.

C.2	Risk management and internal control

The Board determines the nature and extent of the risk the organisation is willing to take in achieving its strategic objectives.

A robust assessment of the principal risks facing the Group was carried out, including those risks that would threaten the Group’s business model, financial performance, solvency or liquidity (see pages 20 to 22 for further details of the principal risks). The Board and Audit Committee monitor the Group’s risk management and internal controls systems and conduct an annual review of their effectiveness. Throughout the year, the Board has directly, and through delegated authority to the Executive Committee and the Audit Committee, overseen and reviewed all material controls, including financial, operational and compliance controls. See pages 47, 52, and 56 to 59.

The Board confirms that, in respect of the Group’s risk management and internal control systems: (i) there is an ongoing process for identifying, evaluating and managing the principal risks faced by the Group; (ii) the systems have been in place for 2017 and up to 19 February 2018; (iii) they are regularly reviewed by the Board and Audit Committee; and (iv) the systems accord with FRC guidance on risk management, internal control and related financial and business reporting. Further details are set out in the Strategic Report on pages 2 to 43 and also in the Audit Committee Report on pages 56 to 59.

Details of the Directors’ assessment of the prospects of the Group are set out on page 22.

C.3	Audit Committee and Auditor

The Audit Committee is comprised entirely of Independent Non-Executive Directors (see page 47 for membership details). Ian Dyson, the Chairman of the Committee has recent and relevant financial experience and the Committee has a whole has competence relevant to the sector in which we operate. Details of the Committee’s role, responsibilities and activities are set out on pages 56 to 59.

The Committee reviewed the effectiveness and independence of Ernst & Young LLP during 2017 and also concluded that it would complete the audit contract tender and transition any strictly prohibited services by 2020. A sub-committee of the Audit Committee to oversee the audit tender process has been established and further details can be found on page 59.

D. Remuneration

D.1	The level and components of remuneration

The Remuneration Committee’s activities during 2017 are set out on page 64 and its membership details are on page 47. The Directors’ Remuneration Report is set out on pages 64 to 77. The annual report on remuneration for 2017 (pages 70 to 77) is subject to the annual advisory vote at the AGM in 2018.

D.2	Procedure

The Remuneration Committee is responsible for developing policy on executive remuneration and fixing remuneration packages of Directors. Further details are set out on pages 64 to 77.

During 2017, no individual Director was present when his or her own remuneration was discussed.

E. Relations with shareholders

E.1	Dialogue with shareholders

The Board engage actively with both institutional and retail shareholders to promote mutual understanding of objectives and ensure that their views are communicated to the Board as a whole. See page 55 for details of meetings with major institutional investors and other shareholders.

E.2	Constructive use of the AGM

The AGM is a key opportunity for the Board to engage with Shareholders. The Notice of Meeting will be sent to shareholders and will be available at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section. The Board will be available to answer questions during the AGM and after the formal business has concluded. See page 55 for more details.

IHG | Annual Report and Form 20-F 2017 | Governance | Corporate Governance	63

Governance

Directors’ Remuneration Report

Remuneration Committee Chairman’s statement

Our new Directors’ Remuneration Policy has played a key role in supporting both the change and transition that we have seen this year, as well as our continued focus on the delivery of strong, sustainable returns for our shareholders.

64	Directors’ Remuneration Report
64	Remuneration Committee Chairman’s statement
65	At a glance
66	Remuneration at IHG – the wider context

68	How we implemented our Directors’ Remuneration Policy in 2017
70	Annual Report on Directors’ Remuneration (subject to an advisory vote at the 2018 AGM)

2017 results

2017 saw another good year of performance for IHG, as well as being a year of transition at the Board level with the retirement of Richard Solomons and appointment of Keith Barr as CEO. The business performed well, resulting in above target outcomes for Earnings Before Interest and Tax (EBIT) and the continued delivery of strong shareholder returns.

Our Guest Love result was just above threshold. The Committee recognised that progress against IHG’s long-term Guest Love targets has been faster than expected over recent years and that it would be challenging to keep up this rate of improvement, particularly given the pace of hotel renovations. Further detail on the approach taken for Guest Love targets and awards is shown on page 68.

As a result, awards for the Executive Directors under the 2017 Annual Performance Plan (APP) were 69.7% for both Keith Barr and Paul Edgecliffe-Johnson and 66.8% for Richard Solomons of their respective maximum potential payout. The 2015/17 Long Term Incentive Plan (LTIP), granted in 2015, vested at a level of 46.1% of the maximum potential award due to achievements in relative Total Shareholder Return and rooms growth. However, we narrowly missed the three-year threshold target for relative RevPAR. As noted last year, the 2017/19 LTIP cash flow target is disclosed in this report on page 75.

Changes to the Board

As detailed on pages 46, 49 and 53, there have been a number of changes to IHG’s Board during the year, including my own appointment as Chair of the Remuneration Committee after three years on both the Board and the Committee. I would like to thank the outgoing Chairman, Luke Mayhew, who has successfully overseen the Committee through periods of significant change and increasing focus on the Executive Remuneration landscape.

The remuneration arrangements for all Board changes are in line with our approved Directors’ Remuneration Policy (DR Policy) and full details of how the DR Policy was applied during the year are shown in a separate section of the report on pages 68 and 69.

Other areas of focus for the Remuneration Committee

During the year, the Committee reviewed the short-term incentive measures for 2018. Whilst there has been no need to change DR Policy in this area, the non-financial measures of Guest Love and Overall Performance Rating, which together make up 30% of the APP target, will be replaced by an annual System size growth target and a range of other key strategic initiatives. Full details of the 2018 APP measures for Executive Directors are shown on page 75. In addition, the Committee reviewed the structure and alignment of arrangements below Executive Director level.

The Committee has reviewed the Group’s global diversity and inclusion strategy and the related initiatives to build and foster a culture of inclusion. In respect of gender diversity, our UK Gender Pay Gap analysis will be published on the Government’s website in accordance with the regulations, as well as on the IHG PLC website.

We have contributed to the dialogue on executive remuneration and wider corporate governance. These issues continued to be a focus for the Government, shareholders and other stakeholders. In response to the Government’s consultation on corporate governance reform, the Financial Reporting Council launched a consultation on an updated UK Corporate Governance Code (the Code).

We recognise the importance given to factors such as CEO pay ratios and have included commentary on CEO pay in this and last year’s report. As a large multinational organisation with different operating models under which employees may be either employed directly by a Group company or by the hotel owner, there are a number of different approaches that could be taken to the calculation of a pay ratio. We will therefore adopt new reporting requirements on the pay ratio once a clear and consistent approach has been set out in legislation and guidance.

On the remuneration aspects of the proposed new Code, we strengthened the position of the Committee to adjust outcomes which do not truly reflect the performance of the Company; we explain in this report on page 67 how executive remuneration aligns with wider Company pay policy; and the Committee takes on a broader oversight than simply for Executive Directors. We continue to consider our approach in relation to all areas of new guidance and practice and our alignment with shareholder expectations, bearing in mind the unique nature of our organisation and the competitive environment in which we operate.

About this report

We strive to make this report as easy to read as possible, given regulation. This year, we have simplified the ‘At a glance’ section on page 65; updated the ‘Wider context’ section on pages 66 and 67; and included a separate section on pages 68 and 69 to highlight aspects of DR Policy applied during the year. The full DR Policy is available at www.ihgplc.com/investors under Corporate governance and was approved at the Annual General Meeting (AGM) on 5 May 2017. The section of this report which is subject to a formal advisory shareholder vote at May 2018 AGM is the Annual Report on Directors’ Remuneration starting on page 70.

Jo Harlow

Chairman of the Remuneration Committee

19 February 2018

64	IHG | Annual Report and Form 20-F 2017

At a glance

How to use this report

Within the Directors’ Remuneration Report we have used colour coding to denote different elements of remuneration. The colours used and the corresponding remuneration elements are:

	∎ Salary ∎ Benefits ∎ Pension benefit ∎ Annual Performance Plan (APP) 50% cash and 50% deferred shares ∎ Long Term Incentive Plan (LTIP) ∎ Shareholding	AUDITED Audited information Content contained within a tinted panel highlighted with an ‘Audited’ tab indicates that all the information within the panel is audited.

How we performed in 2017

The 2017 outcomes reflect the progress made as a result of our focus on high-quality growth and superior value-creation through our brands, our people and our systems. We exceeded our target for EBIT and achieved threshold performance for Guest Love (see page 71). We continued to deliver strong shareholder returns and met our threshold performance level for rooms but fell short of our three-year threshold target for RevPAR growth (see page 72). These financial and business measures make up 90% of our APP (with individual performance making up the final 10%) and 100% of our LTIP.

Executive Director remuneration

2017 remuneration

The chart below shows the 2017 potential opportunity and actual achievement for Keith Barr and Richard Solomons, and the 2017 potential opportunity and actual achievement compared to 2016 actual achievement for Paul Edgecliffe-Johnson. The relevant figures for each of the elements shown are included in the single total figure of remuneration which can be found in the table on page 70.

The potential and actual LTIP values for Richard Solomons are pro-rated for the 32 months of the 2015/17 cycle in which he was employed. The remaining potential and actual amounts for both Richard Solomons and Keith Barr are shown only for the respective six-month period in which each served as CEO during 2017; and hence no prior year comparison is shown for either. The 2017 amounts for Keith Barr exclude the localisation payment detailed on page 69.

Key for potential

Maximum = Fixed pay and maximum award under APP and LTIP
Target = Fixed pay and on-target award for APP (112%) and 50% of maximum LTIP vesting
Minimum = Fixed pay

IHG | Annual Report and Form 20-F 2017 | Governance | Directors’ Remuneration Report	65

Governance

Directors’ Remuneration Report continued

Remuneration at IHG – the wider context

We recognise that there is continued regulatory and shareholder focus on executive remuneration and particularly in relation to the justification of CEO pay in the context of business performance and the wider employee population. Our reward philosophy is to ensure reward arrangements are competitive, drive the creation of value for our stakeholders and make us think and act as one team. When considering remuneration matters, the Committee takes account a range of factors, for example:

The link to business strategy and performance

Our employees are rewarded in line with our strategic business objectives and principles:

Strategy	Reward

Our Strategic Model (see pages 14 and 15) has been established to maintain focus on the key areas of our strategy for high-quality growth.

•  Performance conditions for annual and long-term incentive awards are aligned to the strategic priorities over the performance period.

•  A range of strategic metrics is set each year for our senior management and hotel teams, which can reduce annual incentive payouts if minimum conditions are not met.

•  Additional financial performance underpins, and Remuneration Committee discretions are in place, to ensure poor performance is not rewarded.

Our Winning Ways (see page 18) are designed to drive the right values and behaviours to deliver our strategy.

•  Stretching and measurable targets for all performance conditions only reward employees for the successful delivery of the objectives set by the Committee, including the delivery of superior shareholder returns and value.

•  Individual performance is measured by reference to the day-to-day application of the values and behaviours expected at each employee’s position in the organisation.

•  Malus and clawback terms apply in respect of the annual and long-term incentive plans for Executive Directors.

Remuneration outcomes are linked to our strategic business objectives, which are focused on the delivery of further high-quality, sustainable growth and value-creation through preferred brands, delivering a superior owner proposition, leveraging scale and generating revenue through the lowest-cost direct channels:

			Measures used for APP								Measures used for LTIP
Strategic Model components	EBIT (70%)		Guest Love (20%)		Overall Performance Rating (OPR) (10%)		TSR (40%)		Net System size growth (20%)		Total gross revenue (20%)		Cash flow (20%)
Build and leverage scale		∎				∎		∎		∎		∎
Strengthen loyalty programme				∎		∎		∎
Enhance revenue delivery		∎		∎		∎						∎		∎
Evolve owner proposition		∎				∎				∎				∎
Optimise our preferred portfolio of brands for owners and guests						∎				∎

See pages 14 and 15 for further information on our Strategic Model.

The business and its competitive landscape

IHG is a global business with much of its senior management based outside its UK base. We need to ensure that there is a globally coherent remuneration approach and a clear and attractive progression path to the senior roles in the business. We also need to ensure that we do not undermine our ability to recruit great talent globally. We take our lead from the UK market and shareholder expectations in setting Executive Director remuneration levels while being mindful, for instance, that our major competitors for talent are mainly based in the US, where regulation and market practice can be different, particularly in areas such as executive share plan structure and related vesting and holding periods.

Diversity and inclusion

We have a global diversity and inclusion strategy, to be led by a Global Diversity and Inclusion Board, with specific and targeted actions to address any inequalities in the workplace, including:

•	Addressing hotspots of under-representation in operational and senior leadership roles;

•	Targeted leadership programmes aimed at accelerating the development of diverse leadership and talent;

•	Maintaining a culture of inclusion through support networks, resource groups, awareness campaigns and training for our people; and

•	Active senior leader engagement as part of the Global Diversity and Inclusion Board.

66	IHG | Annual Report and Form 20-F 2017

Remuneration for all employees

The quantum and composition of remuneration and annual incentives differs between employees throughout the Group in a number of ways, most notably based on their role and position in the organisation. An internal leadership framework outlines what is expected of employees at all levels, from leading yourself to leading the business. There is a strong alignment at all levels within this framework between remuneration and the delivery of outcomes that are key to the continued success of the business. As responsibility increases, so too does an employee’s potential total remuneration, with the most significant aspects of the remuneration in more senior roles being dependant on the successful delivery of these outcomes.

Internal leadership framework

How remuneration plans evolve as responsibility increases

•	A greater proportion of performance-related variable pay and share-based incentives applies for more senior executives, including Executive Directors, who will have a greater degree of influence over performance outcomes.

•	Additional and enhanced benefit provision, such as company car, pension and healthcare benefits apply as roles and responsibilities increase throughout the organisation.

•	Role-specific specialist plans apply in certain areas such as corporate reservations, sales, and hotel development. Incentive plans for General Managers of IHG owned, leased and managed hotels commonly include targets based on gross operating profit, guest satisfaction and employee engagement.

•	Incentive plans for other corporate employees are typically based on a combination of individual performance and the Group’s EBIT.

The Chief Executive Officer’s pay

In last year’s report, we showed that the relative increases in the Company’s share price over the period from the first full year in which the then CEO was in office were significantly higher than those in respect of the CEO’s remuneration. 2017 saw Richard Solomons’ retirement and a transition to a new, internally-appointed CEO, Keith Barr. Keith’s salary and benefits from appointment are in line with the approved DR Policy and, as is common practice for a new appointment, have been set at an overall level below those of the outgoing CEO.

Minimum, target and maximum remuneration opportunity for the outgoing and new CEO as at the date of transition

Value (£000)

Pension provision

Our global retirement benefit policy is to provide access to an appropriate defined contribution retirement savings plan where such a vehicle is typically offered, and with benefit levels in line with the local market.

The UK pension plan applies for UK-based Executive Directors and current contribution rates are shown below. In a similar way to other employee benefits, the pension plan provides for increased employer contribution rates at higher seniority levels. This structure is also prevalent in the wider market.

Following his appointment as CEO, Keith Barr became eligible for a maximum Company pension contribution of 25% of salary, lower than that in place for previous Executive Director appointments.

Employee grade	Employee contribution (%)	Matching contribution multiple	Maximum matching contribution (up to %)
Corporate band 1			30
(Executive Directors)	3–7.5	4	(25 for new CEO	)
Corporate bands 2 and 3	3–5	4	20
Corporate band 4	3–5	2.5	12.5
Corporate band 5	3–5	2	10
Corporate bands 6–8 and hotel employees	3–5	1.5	7.5

Where employees would otherwise exceed relevant tax limits on pension contribution or accrual, a cash equivalent may be offered in lieu of pension at an equivalent value to the maximum Company matching contribution.

The use of discretion

The use of discretion enables the Committee to ensure that outcomes are consistent with business performance and the interests of shareholders. It also enables the Committee to treat Executive Directors who leave IHG in a fair and equitable manner. The areas of the DR Policy applied in 2017, and any associated use of discretion, are set out on pages 68 to 69.

IHG | Annual Report and Form 20-F 2017 | Governance | Directors’ Remuneration Report	67

Governance

Directors’ Remuneration Report continued

How we implemented our Directors’ Remuneration Policy in 2017

The table below summarises the key areas of the Directors’ Remuneration Policy (DR Policy) which were applied in 2017.

The full DR Policy, which was approved by shareholders at the 2017 Annual General Meeting is available on the Company’s website at www.ihgplc.com/investors under Corporate governance.

Annual Performance Plan

DR Policy area

Targets may be set relative to budget and/or by reference to prior results and may contain a performance range to incentivise out-performance and minimum performance levels to ensure that poor performance is not rewarded. The 2017 targets are set by the Committee, taking into account IHG’s growth ambitions, market expectations and the competitive environment at the time. The aim is to set stretching achievement targets for senior executives which will reflect successful outcomes for the business based on its strategic objectives for the year.

Remuneration component	How this was implemented in 2017

Annual Performance Plan (APP) ∎	Progress against IHG’s long-term Guest Love targets has been faster than expected over recent years. The Committee recognised that it would be challenging to keep up the current improvement trajectory and that it was appropriate to reduce the incremental improvements target compared to those set under the APP last year. The Committee decided in this transition year to reduce the level of award for achieving threshold and target Guest Love performance from 11.5% to 10%, and from 23% to 20% of salary respectively for Executive Directors. The remaining APP measures and their respective level of award remains as per 2016. This reduced the overall APP target payout from 115% to 112% of salary. A proportionate reduction also applied for the remainder of the Executive Committee.

Policy on payment for loss of office

DR Policy area

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

Remuneration component	How this was implemented in 2017

Richard Solomons left the Board and his role as Chief Executive Officer effective as of 30 June 2017 and retired from the Company on 30 August 2017. All payments made to Richard are consistent with the approved Directors’ Remuneration Policy on retirement.

Salary, benefits and pension ∎∎∎	Richard continued to receive his base salary, benefits and pension contributions as normal for the period up to 30 August 2017. In addition, healthcare cover continued to 31 December 2017.

Annual Performance Plan (APP) Cash ∎

Richard was eligible to participate in the 2017 Annual Performance Plan and payment was pro-rated to 30 August 2017. There will be no accelerated payment of the 2017 APP. The award was subject to the normal performance conditions and payment will be made 50% in cash and 50% in shares deferred for three years from grant.

Clawback provisions apply for a period of three years after the date of payment of the APP cash award.

Annual Performance Plan (APP) Shares ∎

Richard’s unvested APP deferred shares will vest on the usual vesting dates.

Based on the share price on 29 December 2017 of 4,719p and the number of deferred shares as at 30 June 2017, the value of these shares is £2,315,472 (49,067 shares as detailed on page 73). These awards have previously been disclosed in the single figure table in the relevant year.

Malus provisions will continue to apply for a period of three years after the grant of the APP share awards.

Long Term Incentive Plan (LTIP) ∎

Richard was not eligible for an LTIP grant in 2017.

All outstanding LTIP awards will vest in line with the terms of the plan rules on the normal vesting date and only to the extent the performance conditions are fulfilled, and will be pro-rated for the time up to 30 August 2017. This is for 32 months under the 2015/17 LTIP cycle and 20 months for the 2016/18 LTIP cycle.

LTIP awards will remain subject to malus provisions under the terms of the plan until the end of the performance period. Clawback provisions will continue to apply for a period of three years after vesting of the awards.

68	IHG | Annual Report and Form 20-F 2017

Approach to recruitment remuneration

DR Policy area

The remuneration of any new Executive Director will be determined in accordance with the Directors’ Remuneration Policy and the maximum annual level of variable remuneration that may be granted to a newly-recruited Executive Director will be in line with that of the existing Executive Directors, excluding any pro-rated awards in relation to LTIP cycles outstanding at the time of recruitment (up to a further 205% of salary) and any remuneration that constitutes compensation for incentives foregone and relocation, expatriate or international assignment costs.

Remuneration component	How this was implemented in 2017

Keith Barr was appointed to the Board as Chief Executive Officer of InterContinental Hotels Group PLC on 1 July 2017. His remuneration is in line with the DR Policy.

Salary, benefits and pension ∎∎∎

Upon appointment, Keith’s salary was £775,000 per annum and benefits were provided in line with the DR Policy. Company pension provision comprised a cash allowance in lieu of employer pension contributions of 25% of salary.

Prior to his appointment to the Board, Keith was on international assignment from the US to the UK and therefore in receipt of certain expatriate allowances and benefits under the terms of IHG’s international assignment programme, including items such as housing costs, school fees and tax equalisation between the UK and US whilst on assignment. From the date of appointment to the Board, Keith was localised to a UK remuneration package and so will no longer be entitled to future assignment benefits or tax equalisation. In order to cover the transitional and transactional costs of him and his family localising to the UK, Keith will receive two lump sum localisation payments of £500,000 paid on appointment and £150,000 in 2018. Any outstanding APP and LTIP share awards granted to him whilst he was on assignment from the US and prior to his appointment to the Board will be subject to tax equalisation at the time of vesting in line with his legacy expatriate status at the time of grant. With the exception of these legacy awards, no further tax equalised payments or awards will be made to Keith.

Annual Performance Plan (APP) ∎	Keith participates in the APP on the same terms as existing Executive Directors and in line with the DR Policy. His maximum incentive opportunity as a percentage of salary is therefore 200% under the APP. His 2017 award was pro-rated in respect of his terms before and after appointment as an Executive Director.

Long Term Incentive Plan (LTIP) ∎	Keith participates in the LTIP on the same terms as existing Executive Directors and in line with the DR Policy. His maximum incentive opportunity as a percentage of salary is therefore 205% under the LTIP. In line with the recruitment policy, Keith has been pro-rated into the 2017/19 LTIP based on his salary on appointment.

Shareholding requirements ∎	In line with the DR Policy, Keith’s shareholding requirement is 300% of salary and he is required to meet this within five years of appointment. He is expected to hold all shares earned (net of any share sales required to meet tax liabilities), until the shareholding requirement is achieved.

Non-Executive Directors

Remuneration component	How this was implemented in 2017

Malina Ngai was appointed as Non-Executive Director from 1 March 2017 and serves on the Corporate Responsibility, Nomination and Remuneration Committees. Jo Harlow was appointed as Chairman of the Remuneration Committee and Luke Mayhew was appointed as a member of the Audit Committee, both with effect from 1 October 2017. All of their terms are in line with the policy for Non-Executive Directors.

Fees and benefits (cash)	Malina and Luke’s new appointments were on a single fee of £74,400 per annum, in line with other Non-Executive Directors and Jo’s fee increased to £99,000 per annum, in line with the existing structure for Committee chairs. Travel and accommodation in connection with attendance at Board and Committee meetings is payable.

Pension	Malina, Luke and Jo are not eligible to participate in the IHG pension plan.

APP and LTIP	Malina, Luke and Jo are not eligible to participate in the IHG Annual Performance Plan or Long Term Incentive Plan.

Letter of appointment and notice period	Malina, Luke and Jo’s respective letters of appointment are available from the Company Secretary’s office and their reappointment is subject to election and annual re-election by shareholders at the AGM.

IHG | Annual Report and Form 20-F 2017 | Governance | Directors’ Remuneration Report	69

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration

This Annual Report on Directors’ remuneration explains how the

Directors’ Remuneration Policy (DR Policy) was implemented in 2017 and the resulting payments each of the Executive Directors received.

This report is subject to an advisory vote by shareholders at the 2018 AGM. The notes to the single-figure table provide further detail, where relevant, for each of the elements that make up the total single figure of remuneration in respect of each of the Executive Directors.

AUDITED

Single total figure of remuneration – Executive Directors

	Fixed pay						Variable pay				Other
	Salary		Benefits		Pension benefit		APP		LTIP				Total
Executive Directors	2017 £000	2016 £000	2017 £000	2016 £000	2017 £000	2016 £000	2017 £000	2016 £000	2015/17 cycle (value of shares) £000	2014/16 cycle (value of shares) £000[c]	2017 £000	2016 £000	2017 £000	2016 £000
Keith Barr[a]	388	–	17	–	97	–	545	–	580	–	500	–	2,127	–
Richard Solomons[b]	413	810	13	26	124	243	554	1,042	1,075	1,541	–	–	2,179	3,662
Paul Edgecliffe-Johnson	530	500	27	24	159	150	747	640	702	846	–	–	2,165	2,160

[a]	2017 figures (excluding LTIP) for Keith Barr relate to the period 1 July to 31 December 2017.

[b]	2017 figures (excluding LTIP) for Richard Solomons relate to the period 1 January to 30 June 2017. Further information can be found on page 68.

[c]	Figures for 2014/16 LTIP cycle have been restated using actual share price on date of vesting.

Notes to single figure table

Fixed pay

∎ Salary: salary paid for the year. Keith Barr succeeded Richard Solomons as Chief Executive Officer on 1 July 2017, with an annual base salary of £775,000 effective from this date. The 2017 figure in the table above is for the period 1 July to 31 December 2017. There is no comparative data for 2016 as Keith did not serve as an Executive Director before this date.

Richard Solomons stepped down from the role of Chief Executive Officer and from the Board on 30 June 2017, and retired from the Company on 30 August 2017. Further information can be found on page 68. The 2017 figure in the table above is for the period 1 January to 30 June 2017.

∎ Benefits: for Executive Directors, this includes, but is not limited to, taxable benefits such as company car, healthcare and life cover. Provision during 2017 was in line with previous years and the approved DR Policy.

∎ Pension benefit: for current Executive Directors, in line with DR Policy, the value of IHG contributions to pension plans and any cash allowances, paid in lieu of pension contributions.

The Executive Directors did not participate in any IHG pension plan in 2017 and instead all received cash allowances and life assurance cover.

	Cash allowance			Life cover
Executive Director	% of salary	Amount £000		(multiple of base salary)
Keith Barr	25	97	[a]	Four times
Richard Solomons	30	124	[b]	Six times
Paul Edgecliffe-Johnson	30	159		Four times

[a]	In respect of the period 1 July to 31 December 2017.

[b]	In respect of the period 1 January to 30 June 2017.

Other: Keith received a lump sum of £500,000 in July 2017 to cover the transitional and transactional costs of localising to the UK. Further information can be found on page 69.

Variable pay

∎ APP (cash and deferred shares)

Operation

Award levels are determined based on salary as at 31 December 2017 on a straight-line basis between threshold and target, and target and maximum, and are based on achievement vs target under each measure:

•	Threshold is the minimum level that must be achieved for there to be an award in relation to that measure; no award is made for achievement below threshold. For 2017, the Remuneration Committee set a threshold award level of 56% of salary.

•	Target is the target level of achievement and results in a target award for that measure. For 2017, the Remuneration Committee set a target award of 112% of salary. Further details can be found on page 68.

•	Maximum is the level of achievement at which a maximum award for that measure is received (capped at 200% of salary).

The threshold award was subject to a global EBIT affordability gate and Overall Performance Rating (OPR) such that:

•	If global EBIT was below 85% of target, no awards relating to the Guest Love and OPR would be made;

•	If global EBIT was between 85% and 90% of target, half of any award relating to the Guest Love and OPR would be made;

•	If OPR was 2, EBIT and Guest Love awards were reduced by 50%; and

•	If OPR was 2.5, EBIT and Guest Love awards were reduced by 25%.

70	IHG | Annual Report and Form 20-F 2017

AUDITED

Outcome for 2017

The performance measures for the 2017 APP were EBIT (70%), Guest Love (20%) and OPR (10%) and were determined in accordance with the DR Policy. The table below shows threshold, target and maximum opportunity, as well as weighting and actual 2017 achievement for the EBIT and Guest Love performance measures:

APP

Performance	Achievement		Weighting	Weighted achievement
EBIT: performance relative to target
Threshold	$648.5m	50.0%
Target	$720.5m	100.0%	70.0%	94.5%

Actual	$746.0m	135.0%
Maximum	$792.6m	200.0%
Guest Love: improvement in guest survey score from prior year’s baseline score of 80.61%
Threshold	+0.17ppt	50.0%
Actual	+0.25ppt	67.4%	20.0%	13.5%
Target	+0.40ppt	100.0%
Maximum	+1.0ppt	200.0%

EBIT is operating profit before exceptional items. However, in determining EBIT for APP purposes, budgeted exchange rates for the year are used and certain adjustments to reported 2017 operating profit were agreed by the Committee in order to ensure a like-for-like comparison with the APP EBIT target set at the start of the year:

Operating profit before exceptional items (at actual exchange rates)	$758.7m
Net benefit of unbudgeted items	($9.1m	)
Difference due to exchange rates	($3.6m	)
Operating profit before exceptional items, after adjustments (at 2017 budget exchange rates)	$746.0m

The remaining 10% weighting of the APP is based on a personal overall performance rating (OPR). OPR results are determined by reference to individual employee performance relating to the delivery of a range of measurable annual objectives aligned to our Strategic Model. The 2017 objectives for the Executive Directors included a range of financial and efficiency measures; key strategic growth initiatives; and targets for our Responsible Business agenda.

When combined with the EBIT and Guest Love results, the total weighted achievement was 123.0% for Keith Barr, 118.0% for Richard Solomons and 123.0% for Paul Edgecliffe-Johnson, of target bonus. The APP award for 2017, pro-rated for the six-month period each served as CEO, was therefore 70.3% of salary for Keith Barr and 66.3% for Richard Solomons. The 2017 award for Paul Edgecliffe-Johnson was 139.4% of salary.

Awards for 2017 are payable 50% in cash and 50% in deferred shares, vesting three years after the date of grant, in February 2021. The deferred share awards are made in the form of forfeitable shares that receive dividends during the three-year vesting period and include the right to vote at shareholder meetings. They are not subject to any further performance conditions.

Executive Director	Salary as at 31 December 2017		Award as% of salary		Total value of award £000
Keith Barr	775		70.3	[a]	545
Richard Solomons	836	[b]	66.3	[c]	554
Paul Edgecliffe-Johnson	536		139.4		747

[a]	In respect of period 1 July to 31 December 2017.

[b]	Salary as at 30 June 2017.

[c]	In respect of period 1 January to 30 June 2017.

∎ 2015/17 LTIP (shares)

Awards are made annually and eligible executives will receive shares at the end of that cycle, subject to achievement of the performance measures. Growth in net room openings and RevPAR is measured on a relative basis against the comparator group. This group comprises the following major, globally branded competitors: Accor Hotels; Choice Hotels International Inc.; Hilton Worldwide; Hyatt Hotels Corporation; Marriott International Inc.; Starwood Hotels and Resorts; and Wyndham Worldwide Corp. In respect of Marriott’s acquisition of Starwood in September 2016, Starwood was retained as a separate entity for the period up to its last independently published results. TSR measures the return to shareholders by investing in IHG relative to a broader set of appropriate hotel and lodging competitors, as per data provided by our corporate bankers sourced from Thomson Reuters Datastream.

The share price of 4,317p used to calculate the 2015/17 LTIP cycle value shown in the single-figure table is the average over the final quarter of 2017.

The share price in respect of the 2014/16 LTIP cycle has been restated using the volume weighted average price of 3,796p on the date of actual vesting on 22 February 2017. The corresponding values shown in the 2016 report (prior to the actual vesting) were an estimate calculated using an average share price over the final quarter of 2016 of 3,273p.

Outcome for 2015/17 cycle

The performance measures for the 2015/17 three-year LTIP cycle were in line with the 2014 DR Policy. The table below shows threshold and maximum opportunity, as well as weighting and actual achievement, for each performance measure.

IHG | Annual Report and Form 20-F 2017 | Governance | Directors’ Remuneration Report	71

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

AUDITED

LTIP

Performance	Vesting achievement	Weighting	Weighted achievement
Total Shareholder Return: three-year growth relative to average of competitors
Threshold	20%
Actual	82.1%	50%	41.1%
Maximum	100%
Net rooms supply: three-year growth relative to average
of competitors
Threshold	20%
Actual	20%	25%	5%
Maximum	100%
RevPAR: three-year growth relative to average
of competitors
Actual	0%
Threshold	20%	25%	0%
Maximum	100%
Total achievement (% of maximum opportunity vested)			46.1%

Net rooms supply and RevPAR growth were measured by reference to the three years ending 30 September 2017; TSR was measured by reference to the three years ending 31 December 2017. This cycle will vest on 21 February 2018 and the individual outcomes for this cycle are shown below:

Executive Director	Maximum opportunity at grant (number of shares)		% of maximum opportunity vested	Outcome (number of shares awarded at vest)	Total value of award £000
Keith Barr[a]	29,157		46.1	13,441	580
Richard
Solomons	54,051	[b]	46.1	24,917	1,075
Paul Edgecliffe-
Johnson	35,318		46.1	16,281	702

[a]	Granted prior to appointment as CEO.

[b]	Originally awarded 60,808 shares, pro-rated to 32 months. Further information can be found on page 68.

Other outstanding awards

During 2016, awards were granted under the 2016/18 LTIP cycle on the same basis as the 2015/17 LTIP cycle. Awards were made to each Executive Director over shares with a maximum value of 205% of salary using the closing mid-market share price of 2,854p on 4 April 2016. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period.

Executive Director	Award date	Maximum shares awarded		Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved
2016/18 cycle
Keith Barr[a]	5 April 2016	29,367		28.54	838	5,873
Richard Solomons	5 April 2016	32,552	[b]	28.54	929	6,510
Paul Edgecliffe-Johnson	5 April 2016	36,841		28.54	1,051	7,368

[a]	Granted prior to appointment as CEO.

[b]	Originally awarded 58,595 shares, pro-rated to 20 months. Further information can be found on page 68.

The vesting date for these awards is the day after the announcement of our Annual 2018 Preliminary Results in February 2019. These awards will vest and shares will be transferred to the award-holder in February 2019, to the extent performance targets are met.

The performance measures are the same as for the 2015/17 cycle. Relative growth in net rooms supply and RevPAR will be measured by reference to the three years ending 30 September 2018; TSR will be measured by reference to the three years ending 31 December 2018. Minimum performance is equal to 20% of the maximum award.

AUDITED

Scheme interests awarded during 2017

During 2017, awards were granted under the 2017/19 LTIP cycle. Awards were made to each Executive Director over shares with a maximum value of 205% of salary using an average of the closing mid-market share price for the five days prior to grant. At the date of grant on 22 May 2017, this was 4,257p. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period. No award was made to Richard Solomons.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved
2017/19 cycle
Keith Barr[a]	9 August 2017	12,481	43.14	538	2,496
Paul Edgecliffe-Johnson	22 May 2017	25,811	42.57	1,099	5,162

[a]	Keith Barr received an increased award, pro-rated from 1 July 2017, for the 2017/19 LTIP in accordance with the DR Policy as a result of his appointment to the Board. Prior to this, he was granted 17,822 shares and 2,160 restricted stock units on 22 May 2017 with a market price of £42.57 per share.

The vesting date for these awards is the day after the announcement of our Annual 2019 Preliminary Results in February 2020. These awards will vest and shares will be transferred to the award-holder in February 2020, to the extent performance targets are met.

The performance measures are as agreed in the 2017 Remuneration Policy. Total gross revenue, net System size growth, cash flow and Total Shareholder Return are measured by reference to the three years ending 31 December 2019. Minimum performance is equal to 20% of the maximum award.

72	IHG | Annual Report and Form 20-F 2017

AUDITED

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

From 2018, the full guideline shareholding requirements will continue for six months, and 50% of the requirements for a further six months, post- cessation of employment.

Percentages are calculated using the number of shares held outright and the 29 December 2017 share price of 4,719p.

Current Directors’ shareholdings

The APP deferred share awards are not subject to performance conditions. Details on the performance conditions to which the unvested LTIP awards are still subject can be found on page 75.

Shares and awards held by Executive Directors

as at 31 December 2017 % of salary

[a]	In line with Policy, Keith Barr’s shareholding requirement will be 300% of salary, and he is required to meet this within five years of appointment. Keith is expected to hold all shares earned (net of any share sales required to meet tax liabilities), until the shareholding requirement is achieved.

Shares and awards held by Executive Directors as at 31 December 2017: number of shares

	Number of shares held outright		APP deferred share awards		LTIP share awards (unvested)		Total number of shares and awards held
	2017	2016	2017	2016	2017	2016	2017	2016
Keith Barr	31,116	–	24,586	–	90,987	–	146,689	–
Richard Solomons[a]	614	211,594	49,067	59,032	119,403	201,596	169,084	472,222
Paul Edgecliffe-Johnson	27,443	26,034	28,384	24,621	97,970	117,284	153,797	167,939

[a]	As at 30 June 2017.

AUDITED

Payments for loss of office

The information on page 68 sets out the treatment in relation to Richard Solomons who stepped down from the role of Chief Executive Officer and from the Board on 30 June 2017 and retired from the Company on 30 August 2017. All payments made to Richard are consistent with the approved Directors’ Remuneration Policy on retirement.

Pension entitlements

No Executive Director is entitled to any Defined Benefit pension or related benefit from IHG.

Payments to past Directors – benefits

Sir Ian Prosser

Sir Ian Prosser, who retired as a Director on 31 December 2003, had an ongoing healthcare benefit of £2,011 during the year.

Richard Solomons

Richard had an ongoing healthcare benefit of £1,735 in respect of the period 1 July to 31 December 2017.

Other information relating to Directors’ remuneration

Non-executive directorships of other companies

Paul Edgecliffe-Johnson has served as a Non-Executive Director of Thomas Cook plc since 26 July 2017. Paul received fees of £25,952 during 2017 in respect of this appointment.

Richard Solomons, Chief Executive Officer continued to serve as a Non-Executive Director of Marks and Spencer plc and in 2017 received fees of £70,000 per annum.

These appointments are permitted under the DR Policy and the amounts are not included in the single figure table of remuneration table on page 70. No other current Executive Director holds any Non-Executive Director appointments at any other company.

Service contracts and notice periods for Executive Directors

In accordance with the UK Corporate Governance Code, all Executive Directors have rolling service contracts with a notice period of 12 months and are subject to election and annual re-election by shareholders at the AGM.

Dividends paid to Executive Directors

A final dividend for 2016 of 49.4p per ordinary share (64.0¢ per ADR) was paid on 22 May 2017 to shareholders on the Register of members at the close of business on 5 May 2017. A special dividend of 156.4p per ordinary share (202.5¢ per ADR) was paid on 22 May 2017 to shareholders on the Register of members at the close of business on 5 May 2017.

The 2017 special dividend was accompanied by a share consolidation to maintain comparability (as far as possible) of the share price before and after the payment of the special dividend. LTIP award-holders were not entitled to receive the special dividend. Executive Directors holding forfeitable shares under annual incentive awards received the special dividend, and their share awards were subject to the share consolidation.

An interim dividend of 24.4p per ordinary share (33.0¢ per ADR) was paid on 6 October 2017 to shareholders on the Register of members at the close of business on 1 September 2017.

IHG | Annual Report and Form 20-F 2017 | Governance | Directors’ Remuneration Report	73

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Relative performance graph

For LTIP purposes, a TSR comparator group of a global hotels index was used. InterContinental Hotels Group PLC is a member of the FTSE 100 share index, and the graph below shows the Company’s TSR performance from 31 December 2008 to 31 December 2017, assuming dividends are reinvested, compared with the TSR performance achieved by the FTSE 100 and global hotels indices.

All indices are shown in sterling. This data is sourced directly from Thomson Reuters Datastream by Bank of America Merrill Lynch for IHG.

Chief Executive Officer’s remuneration

The table below shows the Chief Executive Officer’s single figure of total remuneration for the nine years to 31 December 2017.

Single figure	CEO	2009	2010	2011	2012	2013	2014		2015	2016	2017
Single figure of remuneration £000	Keith Barr										2,127	[a]
	Richard Solomons			4,724	4,881	3,131	6,611	[b]	3,197	3,662	2,179	[c]
	Andrew Cosslett	1,953	5,430	3,770
Annual incentive received (% of maximum)	Keith Barr										69.7
	Richard Solomons			83.0	68.0	74.0	74.0		75.0	63.9	66.8
	Andrew Cosslett	0.0	100.0	43.3
Shares received under the LTIP (% of maximum)	Keith Barr
	Richard Solomons			73.9	100.0	59.0	56.1		50.0	49.4	46.1
	Andrew Cosslett	46.0	73.8	61.6

[a]	For Keith Barr, the 2017 figure, in respect of the period 1 July to 31 December 2017, includes a one-off cash payment for relocation costs in lieu of benefits received whilst on international assignment prior to CEO position, as detailed on page 69.

[b]	For Richard Solomons, the 2014 figure includes a one-off cash payment in respect of pension entitlements which was fully explained in the 2014 report.

[c]	In respect of period 1 January to 30 June 2017.

Percentage change in remuneration of Chief Executive Officer

We believe that a group comprised of UK-based employees is an appropriate comparator for salary and taxable benefits because the structure and composition of remuneration for that group most closely reflects that of the UK-based Chief Executive Officer.

The table below shows the percentage change in the remuneration of the Chief Executive Officer compared with UK employees between 2016 and 2017 and therefore relates to Richard Solomons. The salary figure for the UK employee population has been calculated using the 2017 budget for the annual pay review, taking into account any promotions/market adjustments made during the year. The taxable benefits figure is based on P11D taxable benefits for year ending 5 April 2017. For Richard, the only taxable benefit was healthcare.

For the annual incentive, a group of executives, who sit directly below Executive Committee level, is used as a comparator group as they are subject to the same performance measures as the Chief Executive Officer. To ensure consistency of the comparison, an annual incentive percentage change is also calculated for Richard.

	Chief Executive Officer (% change)	UK employees (% change)
Salary	+2.5	+2.7
Taxable benefits	+11.0	+7.2
Annual incentive	+7.3	+16.7

Relative importance of spend on pay

The table below sets out the actual expenditure of the Group in 2017 and 2016 on corporate employee remuneration and distributions to shareholders, and shows the difference in spend between those years.

For 2016, the total distributions to shareholders included a special dividend of 438.2p following the completion of the asset-light strategy in 2015.

74	IHG | Annual Report and Form 20-F 2017

Implementation of Directors’ Remuneration Policy in 2018

This section explains how the DR Policy will be applied in 2018.

Salary: Executive Directors

Directors’ salaries are agreed annually in line with the DR Policy. The following salaries will apply from 1 April 2018.

Executive Director	Increase %	2018 £	2017 £
Keith Barr	3.0	798,250	775,000	[a]
Paul Edgecliffe-Johnson	4.5	560,200	536,000

a	Per annum salary on appointment to CEO on 1 July 2017.

In line with policy, increases for the Executive Directors are consistent with the range of increases applying to the UK and US employee population, including for Paul Edgecliffe-Johnson where the increase reflects very strong individual performance during 2017.

Elie Maalouf was appointed to the Board with effect from 1 January 2018 as detailed on page 46. Elie’s remuneration on appointment is in line with the DR Policy and a salary of $752,000 will apply from 1 April 2018. Elie has share awards granted in respect of his role prior to becoming a Board director which are due to vest over the coming years.

LTIP and APP performance measures and targets

LTIP

The measures for the 2018/20 LTIP cycle are as per the 2017/19 cycle and the Directors’ Remuneration Policy available on the Company website, www.ihgplc.com/investors under Corporate governance. The performance measures and weightings, together with the full cash flow target disclosures for the 2017/19 cycle as referenced in last year’s report, are shown below.

		Threshold		Maximum		2017/19 cycle		2018/20 cycle
		(%)/		award
Performance		maximum	Weighting	(% of	Threshold	Maximum	Threshold	Maximum
measure	Definition	vesting (%)	(%)	salary)	performance	performance	performance	performance
Relative TSR	IHG’s performance against a comparator group of global hotel companies. TSR is the aggregate of share price growth and dividends paid, assuming reinvestment of dividends in the Company’s shares during the three-year performance period.	20/100	40	82	Median of comparator group	Upper quartile of comparator group	Median of comparator group	Upper quartile of comparator group
Cash flow	Cumulative annual cash generation over three-year performance period.	20/100	20	41	USD 1.29 bn	USD 1.72 bn	As a result of work to accelerate the Group’s growth, cash flow targets for the three years from 2018 are not available at the time of writing. These will be disclosed in next year’s report.
Total gross revenue	Cumulative increase over three-year performance period.	20/100	20	41

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

Net System size growth	Increase in number of IHG rooms over three-year performance period.	20/100	20	41

APP

The 2018 APP measures are in line with the approved DR Policy and will be 70% based on EBIT achievement vs target, 15% based on net System size growth and 15% based on other key strategic measures that are reviewed annually and set in line with business priorities. EBIT is a focal measure of business performance for our shareholders and is a function of other critical measures, such as RevPAR, profit margin and fee revenues. The Committee has determined that it is particularly important to incentivise and reward management for achieving a stretching target for net System size growth over the next year, so this will make up 15% of the 2018 APP. The remaining 15% will be made up of other key objectives for the year, based on strategic initiatives being implemented to support IHG’s future growth. Further detail and rationale in respect of the key strategic objectives will be disclosed in the 2018 remuneration report.

The Committee has determined that the targets under the EBIT, net System size growth and other strategic measures are commercially sensitive at this time. However, the targets set and the outcomes against those targets will be disclosed in full in the 2018 remuneration report and are in line with the DR Policy.

Measure	Definition	Weighting (%)	Performance objective

EBIT	Earnings Before Interest and Tax – a measure of IHG’s operating profit before exceptional items for the year	70	Achievement against target

Net System size growth	Increase in absolute number of rooms	15	Achievement against target

Strategic measures	Key strategic measures which are reviewed annually and set in line with strategic priorities	15	Achievement against target

IHG | Annual Report and Form 20-F 2017 | Governance | Directors’ Remuneration Report	75

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

AUDITED

Single total figure of remuneration: Non-Executive Directors

	Committee appointments	Date of original appointment
				Fees £000		Taxable benefits £000		Total £000
Non- Executive Director			2017	2016	2017	2016	2017	2016
Patrick Cescau		01/01/13	422	412	21	19	443	431
Anne Busquet		01/03/15	74	73	6	4	80	77
Ian Dyson		01/09/13	99	97	3	3	102	100
Jo Harlow		01/09/14	81	73	3	3	84	76
Luke Mayhew		01/07/11	93	97	2	3	95	100
Jill McDonald		01/06/13	87	81	5	3	92	84
Dale Morrison		01/06/11	107	97	55	31	162	128
Malina Ngai		01/03/17	62	–	7	–	69	–

See page 47 for Board and Committee membership key and attendance.

Fees: Luke Mayhew stepped down as Chairman of the Remuneration Committee on 30 September 2017 and was replaced by Jo Harlow. The fee for Malina Ngai reflects her appointment from 1 March 2017.

Benefits: For Non-Executive Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under concessionary HM Revenue and Customs rules, non-UK based Non-Executive Directors are not subject to tax on travel expenses for the first five years; this is reflected in the taxable benefits for Anne Busquet and Malina Ngai, and for the period up to 31 May 2016 for Dale Morrison.

Incentive awards: Non-Executive Directors are not eligible for any incentive awards.

Pension benefit: Non-Executive Directors are not eligible for any pension contributions or benefit.

Further details on changes to the Board can be found on page 49.

Shares held by Non-Executive Directors as at 31 December 2017: number of shares

The Non-Executive Directors who held shares are listed in the table below:

Non-Executive Director	2017		2016
Luke Mayhew	1,373	[b]	1,435
Dale Morrison[a]	3,116	[b]	3,255
Jo Harlow[a]	1,000		–

[a]	Shares held in the form of American Depository Receipts.

[b]	The shares held in 2017 are lower due to the share consolidation on 8 May 2017.

Fees: Non-Executive Directors

The fees for Non-Executive Directors are reviewed and agreed annually in line with the DR Policy. All of the Non-Executive Directors waived any fee increase for 2018. The fee levels for 2018 will therefore remain unchanged from 2017 as follows:

Non-Executive Director	Role	2018 £000	2017 £000
Patrick Cescau	Chairman of the Board	422	422
Anne Busquet	Non-Executive Director	74	74
Ian Dyson	Chairman of Audit Committee	99	99
Jo Harlow	Chairman of Remuneration Committee	99	74	[a]
Luke Mayhew	Non-Executive Director	74	99	[b]
Jill McDonald	Chairman of Corporate Responsibility Committee	87	87
Dale Morrison	Senior Independent Non-Executive Director	107	107
Malina Ngai	Non-Executive Director	74	62	[c]

[a]	Jo Harlow’s 2017 fee relates to Non-Executive Director position prior to new role of Chairman of Remuneration Committee.

[b]	Luke Mayhew’s 2017 fee relates to his position as Chairman of Remuneration Committee.

[c]	Malina Ngai’s annual fee for 2017 is pro-rated to her start date of 1 March 2017.

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

76	IHG | Annual Report and Form 20-F 2017

Remuneration Committee details

Key objectives and summary of responsibilities

The Remuneration Committee agrees, on behalf of the Board, all aspects of the remuneration of the Executive Directors and the Executive Committee, and agrees the strategy, direction and policy for the remuneration of the senior executives who have a significant influence over the Group’s ability to meet its strategic objectives. The Committee’s role and responsibilities are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available on IHG’s website at www.ihgplc.com/investors under Corporate governance.

The Committee’s key focus area during the year was the implementation of the revised Remuneration Policy as the Group initiates plans to accelerate its growth.

Membership and attendance at meetings

The Committee met six times during 2017 and details of the Committee’s membership and attendance at the meetings are set out on page 47. During 2017 there were some changes to the Committee membership and this is detailed on pages 49 and 69.

During 2017 the Committee was supported internally by the Chairman, the Group’s CEO and CFO, and the heads of HR and Reward as necessary. All attend by invitation to provide further background information and context to assist the Committee in its duties. They are not present for any discussions that relate directly to their own remuneration or where their attendance would not be appropriate.

Details of Committee attendance can be found on page 47.

Reporting to the Board

The Committee Chairman updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members for review and comment.

Shareholder engagement

The top 20 shareholders, as per the Share Register on

7 November 2017, were contacted regarding the change in Chairman of the Remuneration Committee and invited to discuss any matters pertaining to the Remuneration Policy.

Effectiveness of the Committee

All members are independent Non-Executive Directors, as required under the ToR. All members have the necessary experience and expertise to meet the Committee’s responsibilities. The effectiveness of the Committee is monitored and assessed annually through the Board’s evaluation questionnaires and interviews, and informally by the Committee’s advisers. The annual review included assessment of the effectiveness of the Committee using a guide prepared by PwC. This guide covers both the Committee’s behaviours and its processes.

Other focus areas and activities

The focus areas and activities discussed by the Committee during 2017 were: Review and approval of performance outcomes and set targets for 2017; Executive Committee changes and remuneration; diversity and inclusion including the UK gender pay disclosure; and consideration of external remuneration developments and best practice.

Remuneration advisers

The Committee continued to retain PricewaterhouseCoopers LLP (PwC) throughout 2017 as independent advisers. Fees of £85,835 were paid to PwC in respect of advice provided to the Committee on executive remuneration matters during the year. This was in the form of an agreed fee for support in preparation of papers and attendance at meetings, with work on additional items charged at hourly rates. The terms of engagement for PwC are available from Company Secretary’s office on request.

PwC also provided other consulting services to the Group during 2017. In respect of the services for the CEO succession, fees of £127,500 were paid to PwC in 2017. Much work had to be done confidentially which, in other roles and circumstances, would have been done in-house. The period of work commenced before the appointment of the Chief Human Resources Officer.

PwC is a member of the Remuneration Consultants Group and as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK and the professional standards to which they have committed to adhere when advising remuneration committees. PwC was appointed following a competitive tender process and the Committee is satisfied that the advice received from PwC is objective and independent.

Voting at the Company’s AGMs

There is no binding vote in respect of the DR Policy at the 2018 AGM as it remains unchanged from 2017.

The outcome of the votes in respect of the DR Policy and Report for 2014 to 2017 are shown below:

	Directors’ Remuneration Policy (binding vote)			Directors’ Remuneration Report (advisory vote)
AGM	Votes for	Votes against	Abstentions	Votes for	Votes against	Abstentions
2017	120,328,350 (95.76%)	5,332,320 (4.24%)	261,819	119,155,451 (96.42%)	4,426,549 (3.58%)	2,340,489
2016	–	–	–	167,998,487 (98.58%)	2,427,740 (1.42%)	5,056,017
2015	–	–	–	149,415,662 (96.99%)	4,633,208 (3.01%)	3,642,496
2014	155,440,907 (90.94%)	15,483,775 (9.06%)	906,025	158,131,479 (94.01%)	10,076,027 (5.99%)	3,623,200

Jo Harlow

Chairman of the Remuneration Committee

19 February 2018

IHG | Annual Report and Form 20-F 2017 | Governance | Directors’ Remuneration Report	77

   Group Financial Statements

Group Financial

Statements

80	Statement of Directors’ Responsibilities
87	Independent Auditor’s US Report
88	Group Financial Statements
88	Group income statement
89	Group statement of comprehensive income
90	Group statement of changes in equity
93	Group statement of financial position
94	Group statement of cash flows
95	Accounting policies
104	Notes to the Group Financial Statements

            Crowne Plaza London – Kings Cross, United Kingdom

78	IHG | Annual Report and Form 20-F 2017

LINDA

True Hospitality is what sets IHG apart, and it's why our brands have something for everyone and are loved the world over.

IHG  |  Annual Report and Form 20-F 2017  |  Group Financial Statements                  79

Group Financial Statements

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

Disclosure Guidance and Transparency Rules

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

Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2017 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria).

Based on this assessment, management has concluded that as at 31 December 2017 the Group’s internal control over financial reporting was effective.

During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 December 2017, together with the Group’s Consolidated Financial Statements, were audited by Ernst & Young LLP, an independent registered public accounting firm. Their report on internal control over financial reporting can be found on page 87.

For and on behalf of the Board

Keith Barr	Paul Edgecliffe-Johnson
Chief Executive Officer	Chief Financial Officer
19 February 2018	19 February 2018

80	IHG | Annual Report and Form 20-F 2017

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Independent Auditor’s UK Report	81

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

82	IHG | Annual Report and Form 20-F 2017

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Independent Auditor’s UK Report	83

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

84	IHG | Annual Report and Form 20-F 2017

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2017 | Xxxxxxxx Xxxxxx | Xxxxxxx Xxxxxxx Xxxxxxxx	84

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

86	IHG | Annual Report and Form 20-F 2017

Independent Auditor’s US Report

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC.

Opinion on Internal Control over Financial Reporting

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, InterContinental Hotels Group PLC (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying 2017 Consolidated Financial Statements of InterContinental Hotels Group PLC, and our report dated 19 February 2018 expressed an unqualified opinion thereon.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

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

ERNST & YOUNG LLP

London, England

19 February 2018

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC.

Opinion on the Financial Statements

We have audited the accompanying Group statement of financial position of InterContinental Hotels Group PLC (the Company) as of 31 December 2017 and 2016, and the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2017, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of InterContinental Hotels Group PLC at 31 December 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 19 February 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s Financial Statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

ERNST & YOUNG LLP

We have served as auditors since IHG’s listing in April 2003 and of the Group’s predecessor businesses since 1988.

London, England

19 February 2018

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Group Financial Statements	87

Group Financial Statements

Group Financial Statements

Group income statement

				2017			2016			2015
For the year ended 31 December 2017	Note	Before exceptional items $m	Exceptional items (note 5) $m	Total $m	Before exceptional items $m	Exceptional items (note 5) $m	Total $m	Before exceptional items $m	Exceptional items (note 5) $m	Total $m
Revenue	2	1,784	–	1,784	1,715	–	1,715	1,803	–	1,803
Cost of sales		(608)	–	(608)	(580)	–	(580)	(640)	–	(640)
Administrative expenses		(328)	(51)	(379)	(339)	(13)	(352)	(395)	(25)	(420)
Share of gains/(losses) of associates and joint ventures	2	3	–	3	(2)	–	(2)	(3)	–	(3)
Other operating income and expenses		11	73	84	9	–	9	11	880	891
		862	22	884	803	(13)	790	776	855	1,631
Depreciation and amortisation	2	(103)	–	(103)	(96)	–	(96)	(96)	–	(96)
Impairment charges	2	–	(18)	(18)	–	(16)	(16)	–	(36)	(36)
Operating profit	2	759	4	763	707	(29)	678	680	819	1,499
Financial income	6	4	–	4	6	–	6	5	–	5
Financial expenses	6	(89)	–	(89)	(93)	–	(93)	(92)	–	(92)
Profit before tax		674	4	678	620	(29)	591	593	819	1,412
Tax	7	(201)	116	(85)	(186)	12	(174)	(180)	(8)	(188)
Profit for the year from continuing operations		473	120	593	434	(17)	417	413	811	1,224

Attributable to:
Equity holders of the parent		472	120	592	431	(17)	414	411	811	1,222
Non-controlling interest		1	–	1	3	–	3	2	–	2
		473	120	593	434	(17)	417	413	811	1,224

Earnings per ordinary share	9
Continuing and total operations:
Basic				306.7¢			195.3¢			520.0¢
Diluted				305.2¢			193.5¢			513.4¢

Notes on pages 95 to 143 form an integral part of these Financial Statements.

88	IHG | Annual Report and Form 20-F 2017

Group statement of comprehensive income

For the year ended 31 December 2017	2017 $m	2016 $m	2015 $m
Profit for the year	593	417	1,224
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets, net of related tax charge of $3m (2016: $nil, 2015: $nil)	41	5	2
Fair value gains reclassified to profit on disposal of available-for-sale financial assets	(73)	(7)	–
Exchange (losses)/gains on retranslation of foreign operations, net of related tax credit of $1m (2016: charge of $3m, 2015: charge of $1m)	(77)	182	(2)
Exchange losses reclassified to profit on hotel disposal	–	–	2
	(109)	180	2
Items that will not be reclassified to profit or loss:
Re-measurement (losses)/gains on defined benefit plans, including related tax credit of $nil
(2016: credit of $4m, 2015: charge of $4m)	(4)	–	9
Deferred tax charge on defined benefit plans arising from significant US tax reform	(11)	–	–
Tax related to pension contributions	–	–	7
	(15)	–	16
Total other comprehensive (loss)/income for the year	(124)	180	18
Total comprehensive income for the year	469	597	1,242

Attributable to:
Equity holders of the parent	467	594	1,240
Non-controlling interest	2	3	2
	469	597	1,242

Notes on pages 95 to 143 form an integral part of these Financial Statements.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Group Financial Statements	89

Group Financial Statements

Group Financial Statements continued

Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2017	141	9	(11)	(2,860)	111	451	1,392	(767)	8	(759)
Profit for the year	–	–	–	–	–	–	592	592	1	593
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	41	–	–	41	–	41
Fair value gain reclassified to profit on disposal of available-for-sale financial asset	–	–	–	–	(73)	–	–	(73)	–	(73)
Exchange losses on retranslation of foreign operations	–	–	–	–	–	(78)	–	(78)	1	(77)
	–	–	–	–	(32)	(78)	–	(110)	1	(109)
Items that will not be reclassified to profit or loss:
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	(4)	(4)	–	(4)
Deferred tax charge on defined benefit plans arising from significant US tax reform	–	–	–	–	–	–	(11)	(11)	–	(11)
	–	–	–	–	–	–	(15)	(15)	–	(15)
Total other comprehensive (loss)/income for the year	–	–	–	–	(32)	(78)	(15)	(125)	1	(124)
Total comprehensive income for the year	–	–	–	–	(32)	(78)	577	467	2	469
Transfer of treasury shares to employee share trusts	–	–	(20)	–	–	–	20	–	–	–
Purchase of own shares by employee share trusts	–	–	(3)	–	–	–	–	(3)	–	(3)
Release of own shares by employee share trusts	–	–	29	–	–	–	(29)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	29	29	–	29
Tax related to share schemes	–	–	–	–	–	–	9	9	–	9
Equity dividends paid	–	–	–	–	–	–	(593)	(593)	(3)	(596)
Exchange adjustments	13	1	–	(14)	–	–	–	–	–	–
At 31 December 2017	154	10	(5)	(2,874)	79	373	1,405	(858)	7	(851)

All items above are shown net of tax.

Notes on pages 95 to 143 form an integral part of these Financial Statements.

90	IHG | Annual Report and Form 20-F 2017

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2016	169	11	(18)	(2,888)	113	269	2,653	309	10	319
Profit for the year	–	–	–	–	–	–	414	414	3	417
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	5	–	–	5	–	5
Exchange gains on retranslation of foreign operations	–	–	–	–	–	182	–	182	–	182
Fair value gain reclassified to profit on disposal of available-for-sale financial asset	–	–	–	–	(7)	–	–	(7)	–	(7)
Total other comprehensive income for the year	–	–	–	–	(2)	182	–	180	–	180
Total comprehensive income for the year	–	–	–	–	(2)	182	414	594	3	597
Transfer of treasury shares to employee share trusts	–	–	(24)	–	–	–	24	–	–	–
Purchase of own shares by employee share trusts	–	–	(10)	–	–	–	–	(10)	–	(10)
Release of own shares by employee share trusts	–	–	39	–	–	–	(39)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	23	23	–	23
Tax related to share schemes	–	–	–	–	–	–	11	11	–	11
Equity dividends paid	–	–	–	–	–	–	(1,693)	(1,693)	(5)	(1,698)
Transaction costs relating to shareholder returns	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange adjustments	(28)	(2)	2	28	–	–	–	–	–	–
At 31 December 2016	141	9	(11)	(2,860)	111	451	1,392	(767)	8	(759)

All items above are shown net of tax.

Notes on pages 95 to 143 form an integral part of these Financial Statements.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Group Financial Statements	91

Group Financial Statements

Group Financial Statements continued

Group statement of changes in equity continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Unrealised gains and losses reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2015	178	12	(35)	(2,896)	111	269	1,636	(725)	8	(717)
Profit for the year	–	–	–	–	–	–	1,222	1,222	2	1,224
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	2	–	–	2	–	2
Exchange losses on retranslation of foreign operations	–	–	–	–	–	(2)	–	(2)	–	(2)
Exchange losses reclassified to profit on hotel disposal	–	–	–	–	–	2	–	2	–	2
	–	–	–	–	2	–	–	2	–	2
Items that will not be reclassified to profit or loss:
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	9	9	–	9
Tax related to pension contributions	–	–	–	–	–	–	7	7	–	7
	–	–	–	–	–	–	16	16	–	16
Total other comprehensive income for the year	–	–	–	–	2	–	16	18	–	18
Total comprehensive income for the year	–	–	–	–	2	–	1,238	1,240	2	1,242
Purchase of own shares by employee share trusts	–	–	(47)	–	–	–	–	(47)	–	(47)
Release of own shares by employee share trusts	–	–	62	–	–	–	(62)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	24	24	–	24
Tax related to share schemes	–	–	–	–	–	–	5	5	–	5
Equity dividends paid	–	–	–	–	–	–	(188)	(188)	–	(188)
Exchange adjustments	(9)	(1)	2	8	–	–	–	–	–	–
At 31 December 2015	169	11	(18)	(2,888)	113	269	2,653	309	10	319

All items above are shown net of tax.

Notes on pages 95 to 143 form an integral part of these Financial Statements.

92	IHG | Annual Report and Form 20-F 2017

Group statement of financial position

31 December 2017	Note	2017 $m	2016 $m
ASSETS
Property, plant and equipment	12	425	419
Goodwill and other intangible assets	13	1,467	1,292
Investment in associates and joint ventures	14	141	111
Trade and other receivables	16	–	8
Retirement benefit assets	25	3	–
Other financial assets	15	228	248
Non-current tax receivable		16	23
Deferred tax assets	7	56	48
Total non-current assets		2,336	2,149
Inventories		3	3
Trade and other receivables	16	551	472
Current tax receivable		101	77
Other financial assets	15	16	20
Cash and cash equivalents	17	168	206
Total current assets		839	778
Total assets	2	3,175	2,927
LIABILITIES
Loans and other borrowings	20	(126)	(106)
Derivative financial instruments		–	(3)
Loyalty programme liability	32	(343)	(291)
Trade and other payables	18	(768)	(681)
Provisions	19	(3)	(3)
Current tax payable		(64)	(50)
Total current liabilities		(1,304)	(1,134)
Loans and other borrowings	20	(1,893)	(1,606)
Retirement benefit obligations	25	(104)	(96)
Loyalty programme liability	32	(417)	(394)
Trade and other payables	18	(121)	(200)
Provisions	19	(5)	(5)
Non-current tax payable		(25)	–
Deferred tax liabilities	7	(157)	(251)
Total non-current liabilities		(2,722)	(2,552)
Total liabilities	2	(4,026)	(3,686)
Net liabilities		(851)	(759)
EQUITY
Equity share capital	27	154	141
Capital redemption reserve	27	10	9
Shares held by employee share trusts	27	(5)	(11)
Other reserves	27	(2,874)	(2,860)
Unrealised gains and losses reserve	27	79	111
Currency translation reserve	27	373	451
Retained earnings		1,405	1,392
IHG shareholders’ equity		(858)	(767)
Non-controlling interest	27	7	8
Total equity		(851)	(759)

Signed on behalf of the Board

Paul Edgecliffe-Johnson

19 February 2018

Notes on pages 95 to 143 form an integral part of these Financial Statements.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Group Financial Statements	93

Group Financial Statements

Group Financial Statements continued

Group statement of cash flows

For the year ended 31 December 2017	Note	2017 $m	2016 $m	2015 $m
Profit for the year		593	417	1,224
Adjustments reconciling profit for the year to cash flow from operations	24	263	536	(414)
Cash flow from operations	24	856	953	810
Interest paid		(76)	(75)	(75)
Interest received		1	4	2
Tax paid on operating activities	7	(147)	(130)	(109)
Net cash from operating activities		634	752	628

Cash flow from investing activities
Purchase of property, plant and equipment		(44)	(32)	(42)
Purchase of intangible assets		(229)	(175)	(157)
Investment in associates and joint ventures		(47)	(14)	(30)
Loan advances to associates and joint ventures		–	(2)	(25)
Investment in other financial assets		(30)	(13)	(28)
Acquisition of business, net of cash acquired	10	–	–	(438)
Capitalised interest paid		(6)	(5)	(4)
Landlord contributions to property, plant and equipment		14	–	–
Disposal of hotel assets, net of costs and cash disposed		–	(5)	1,277
Repayments related to intangible assets		–	3	–
Loan repayments by associates and joint ventures		9	–	22
Proceeds from associates and joint ventures		–	2	9
Repayments of other financial assets		20	25	6
Disposal of equity securities available-for-sale	15	75	–	–
Tax paid on disposals	7	(25)	–	(1)
Net cash from investing activities		(263)	(216)	589

Cash flow from financing activities
Purchase of own shares by employee share trusts		(3)	(10)	(47)
Dividends paid to shareholders	8	(593)	(1,693)	(188)
Dividend paid to non-controlling interest		(3)	(5)	–
Transaction costs relating to shareholder returns		–	(1)	–
Issue of long-term bonds		–	459	458
Other new borrowings		–	–	400
Long-term bonds repaid		–	(315)	–
New borrowings repaid		–	–	(400)
Increase/(decrease) in other borrowings	20	153	109	(355)
Proceeds from foreign exchange swaps		–	–	22
Net cash from financing activities		(446)	(1,456)	(110)

Net movement in cash and cash equivalents in the year		(75)	(920)	1,107
Cash and cash equivalents at beginning of the year	17	117	1,098	55
Exchange rate effects		16	(61)	(64)
Cash and cash equivalents at end of the year	17	58	117	1,098

Notes on pages 95 to 143 form an integral part of these Financial Statements.

94	IHG | Annual Report and Form 20-F 2017

Accounting policies

General information

This document constitutes the Annual Report and Financial Statements in accordance with UK Listing Rules requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934.

The Consolidated Financial Statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2017 were authorised for issue in accordance with a resolution of the Directors on 19 February 2018. InterContinental Hotels Group PLC (the Company) is incorporated and domiciled in Great Britain and registered in England and Wales.

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

With effect from 1 January 2017, the Group has adopted:

•	‘Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative’, which requires disclosure of changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, such as foreign exchange adjustments. This new disclosure is provided in note 20 to the Group Financial Statements.

•	‘Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealised Losses’. Application of these amendments has had no impact on the Group Financial Statements.

•	Amendments to existing standards arising from the Annual Improvements to IFRSs 2014-2016 cycle. These amendments have not impacted the Group Financial Statements.

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

The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement, through the deferral of salary with matching company contributions. Employees can draw down on the plan in certain limited circumstances during employment. The assets of the plan are held in a company-owned trust which is not consolidated as the relevant activity of the trust, being the investment of the funds in the trust, is directed by the participating employees of the plan and the company has no exposure to the gains and losses resulting from those investment decisions. The assets of the trust are held solely for the benefit of the participating employees and to pay plan expenses, other than in the case of a company insolvency in which case they can be claimed by the general creditors of the company. At 31 December 2017, the trust had assets with a fair value of $197m (2016: $161m).

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

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Group Financial Statements	95

Group Financial Statements

Accounting policies continued

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

Business combinations and goodwill

On the acquisition of a business, identifiable assets and liabilities acquired are measured at their fair value. Contingent liabilities assumed are measured at fair value unless this cannot be measured reliably, in which case they are not recognised but are disclosed in the same manner as other contingent liabilities. The measurement of deferred tax assets and liabilities arising on acquisition is as described in the general principles detailed within the ‘Taxes’ accounting policy note on page 98 with the exception that no deferred tax is provided on taxable temporary differences in connection with the initial recognition of goodwill.

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

Software

Acquired and internally developed software are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Costs are generally amortised over estimated useful lives of three to five years on a straight-line basis.

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

Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

96	IHG | Annual Report and Form 20-F 2017

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

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Accounting policies	97

Group Financial Statements

Accounting policies continued

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

98	IHG | Annual Report and Form 20-F 2017

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

Franchise fees

Received in connection with the licence of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of hotel rooms revenue and recognises the fees as the hotel revenues occur.

Management fees

Earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, generally a percentage of hotel revenue, which is recognised as the hotel revenues occur and an incentive fee, generally based on the hotel’s annual profitability or cash flows, which is recognised over time when it is considered probable that the related performance criteria will be met.

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

Disposal of non-current assets

The Group recognises sales proceeds and any related gain or loss on disposal on completion of the sales process. In determining whether the gain or loss should be recorded, the Group considers whether it:

•	Has a continuing managerial involvement to the degree associated with asset ownership;

•	Has transferred the significant risks and rewards associated with asset ownership; and

•	Can reliably measure and will actually receive the proceeds.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Accounting policies	99

Group Financial Statements

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

Critical accounting policies and the use of judgements, estimates and assumptions

In determining and applying the Group’s accounting policies, management are required to make judgements, estimates and assumptions. An accounting policy is considered to be critical if its selection or application could materially affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Management consider accounting for the System Fund to be a critical judgement and that critical estimates and assumptions are used in impairment testing and for measuring the loyalty programme liability, as discussed in further detail below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances. Actual results could differ under different policies, judgements, estimates and assumptions or due to unforeseen circumstances.

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

Further information on the
Fund is included in note 32.

100	IHG | Annual Report and Form 20-F 2017

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

At 31 December 2017, the future redemption liability was $760m (2016: $685m). Based on the conditions existing at the balance sheet date, a one percentage point decrease in the breakage estimate would increase this liability by approximately $10m.

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

At 31 December 2017, the Group had goodwill of $237m (2016: $232m) and brands of $193m (2016: $193m), both of which are subject to annual impairment testing. Information on the impairment tests performed is included in note 13.

At 31 December 2017, the Group also had property, plant and equipment, other intangible assets and investments in associates and joint ventures with a net book value of $425m, $1,037m and $141m (2016: $419m, $867m and $111m) respectively. In 2017, an impairment charge of $18m (2016: $16m) was recognised in relation to an associate investment as described in detail in note 14. In respect of those other assets requiring an impairment test and depending on how recoverable amount was assessed, a 10% reduction in fair value or estimated future cash flows would have resulted in a further impairment charge of $13m.

New standards issued but not effective

The new and amended accounting standards discussed below are those which are expected to be relevant to the Group Financial Statements.

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 introduces a new five-step approach to measuring and recognising revenue from contracts with customers and will be adopted by the Group with effect from 1 January 2018. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. Management’s assessment of the impact of IFRS 15 is substantially complete and a summary of the main changes and impacts on IHG are as follows:

1. Employee cost reimbursements

Under IFRS 15, the provision of employees to managed hotels is not considered to be a service that is distinct from the general hotel management service. Reimbursements for the costs of IHG employees working in managed hotels will therefore be shown as revenue with an equal matching cost, with no profit impact. Under current accounting, no revenue or matching cost is recognised.

2. Initial franchise and re-licensing fees

Under current accounting, application and re-licensing fees are recognised as revenue when billed as the monies received are not refundable and IHG has no further obligations to satisfy. Under IFRS 15, there is a requirement to consider whether the payment of these fees transfers a good or service to the customer that is distinct from the promise to provide franchise services. As this is not the case, IFRS 15 requires initial franchise and re-licensing fees to be recognised as franchise services are provided, over the life of the related contract. The spreading of these fees will result in an initial reduction to revenue and operating profit, and the recognition of deferred revenue on the balance sheet, reflecting the profile of increased amounts received in recent years.

3. Contract acquisition costs

Contract acquisition costs related to securing management and franchise contracts are currently charged to the income statement as incurred. Under IFRS 15, certain costs qualify to be capitalised as the cost of obtaining a contract and are amortised over the initial term of the related contract. This change results in an increase to operating profit and the capitalisation of contract costs on the balance sheet.

4. Amounts paid to hotel owners to secure management contracts and franchise agreements (‘Key money’)

Under current accounting, key money payments are capitalised as intangible assets and amortised over the life of the related contracts. Under IFRS 15, these payments are treated as consideration payable to a customer and therefore recognised as a deduction to revenue over the contract term. This change will result in a reduction to revenue, no change to operating profit, and the reclassification of key money on the balance sheet from intangible assets to contract assets.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Accounting policies	101

Group Financial Statements

Accounting policies continued

5. Owned hotel disposals subject to a management contract

Under current accounting, when hotels are sold and the Group retains management of the hotel, the consideration recognised includes both the cash received and the fair value of the management contract which is capitalised as an intangible asset and subsequently amortised to the income statement. This accounting is governed by the ‘exchange of assets’ criteria included in IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’. IFRS 15 specifically includes property sales in its scope and results in the sales consideration being recorded at the fair value of the encumbered hotel, which generally will be equivalent to the cash received. This change will result in the derecognition of historic intangible asset balances and a lower amortisation charge in the income statement.

6. System Fund revenues and expenses

The Group operates a System Fund (the Fund) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the guest reservation systems and hotel loyalty programme. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is planned to break even and is managed for the benefit of hotels in the System with the objective of driving revenues for the hotels. Under current accounting, these receipts and expenses are not recorded in the Group income statement as set out on page 100.

Under IFRS 15, an entity is regarded as a principal if it controls a service prior to transfer to the customer. As marketing and reservations expenses primarily comprise payroll and marketing costs incurred under contracts entered into by the Group, management have determined that the Group controls these services. Fund revenues and expenses will therefore be recognised on a gross basis in the Group income statement. Assessment fees from hotel owners are generally levied as a percentage of hotel revenues and will be recognised as those hotel revenues occur.

In respect of the loyalty programme, the Group has determined that the related performance obligation is not satisfied in full until the member has redeemed the points at a participating hotel. Accordingly, revenue related to loyalty points earned by members or sold under co-branding arrangements will be deferred in an amount that reflects the stand-alone selling price of the future benefit to the member. As materially all of the points will be redeemed at IHG managed or franchised hotels owned by third parties, IHG is deemed to be acting as agent on redemption and will therefore recognise the related revenue net of the cost of reimbursing the hotel that is providing the hotel stay. The deferred revenue balance under IFRS 15 will be significantly higher than the points redemption cost liability that is recognised under current accounting resulting in an increase in the Group’s net liabilities.

Management has also determined that in addition to the performance obligation for the redemption of points, co-branding arrangements contain other performance obligations including marketing services and the right to access the loyalty programme. Revenue attributable to the stand-alone selling price of these additional services is recognised over the term of the co-branding arrangement.

Certain travel agency commission revenues within the Fund will continue to be recognised on a net basis, where it has been determined that IHG acts as agent under IFRS 15.

7. System Fund surplus or deficit

Under current accounting, the Fund surplus or deficit is carried forward on the Group statement of financial position as set out on page 100. Under IFRS 15, the Fund surplus or deficit will be recognised in the Group income statement. Both the current accounting treatment and the change on applying IFRS 15, and the equivalent US GAAP standard, are consistent with current and expected future practice across the hotel industry. The Fund surplus of $158m at 31 December 2017 will be derecognised resulting in a reduction in the Group’s net liabilities.

The changes detailed in 6 and 7 above will result in an increase in recorded revenue and reduction in operating profit in 2017.

8. Presentation and disclosure

The presentation and disclosure requirements of IFRS 15 represent a significant change from current practice and will increase the volume of disclosures required in the notes to the financial statements.

9. Quantification of impacts

The Group will apply the full retrospective approach when transitioning to the new standard which will result in restated comparatives on the basis that IFRS 15 had always applied.

The estimated impacts of adjustments 1. to 5. on the 2017 results are as follows:

Impact	Group revenue $m	Group operating profit $m	Group net liabilities $m
1. Employee cost reimbursements	1,103	–	–
2. Initial franchise and re-licensing fees	(14)	(14)	(111)
3. Contract acquisition costs	–	5	43
4. Key money	(17)	–	–
5. Derecognition of management contracts	–	8	(192)
Other	2	–	1
	1,074	(1)	(259)

The impact of deferring revenue in relation to the loyalty programme and recognising System Fund revenues and expenses in the Group income statement (items 6. and 7.) is expected to increase Group revenue by an additional $1.2bn. The impact on Group operating profit and Group net liabilities is still being assessed. The Group has an agreement with the IHG Owners Association to spend Fund income for the benefit of hotels in the IHG System such that the Group does not make a profit or loss from operating the Fund over the medium term.

102	IHG | Annual Report and Form 20-F 2017

IFRS 9 ‘Financial Instruments’

IFRS 9, which will be adopted by the Group with effect from 1 January 2018, introduces new requirements for classification and measurement of financial assets and financial liabilities, impairment and hedge accounting. Management’s assessment of the impact of IFRS 9 is substantially complete and a summary of the changes and impacts on IHG are as follows:

1. Financial assets at fair value through other comprehensive income

The Group holds equity investments which it currently classifies as available-for-sale financial assets. Changes in fair value are accumulated in equity and on disposal are recycled through the income statement. Under IFRS 9, these assets will be recorded at fair value through other comprehensive income with no recycling to the income statement.

IFRS 9 will not be applied to assets derecognised prior to 1 January 2018 and therefore there will be no change to the gain of $73m recognised on disposal of an available-for-sale equity investment in 2017 (see note 5).

2. Trade receivables and loans issued to hotel owners to secure management contracts and franchise agreements Trade receivables, trade deposits and loans issued to hotel owners to secure management contracts and franchise agreements are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. Management have therefore concluded that they continue to meet the criteria for amortised cost measurement under IFRS 9.

3. Impairment

The Group will apply the three-stage expected credit loss model introduced by IFRS 9 in respect of trade deposits and loans issued to hotel owners to secure management contracts and franchise agreements. The expected credit loss model is based on the concepts of ’12-month expected credit losses’ or ‘lifetime expected credit losses’ depending on the performance of the underlying asset. Management’s current assessments do not indicate any material change in impairment provisions as a result of IFRS 9.

The Group will apply the simplified version of the expected credit loss model permitted by IFRS 9 in respect of trade receivables, which involves assessing lifetime expected credit losses on all balances. To estimate the required impairment provision, management has assessed historical collection rates by geographical region, incorporating adjustments for future expectations. No material impact on the financial statements is expected from application of the expected credit loss model to trade receivables.

4. Hedge accounting

Management have determined that all existing hedge relationships that are currently designated effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, applying the hedging requirements of IFRS 9 will not impact the Group Financial Statements.

5. Financial liabilities

Management’s initial assessments indicate no impact on the Group’s accounting for financial liabilities as the rules on classification and measurement of financial liabilities remain largely unchanged compared with IAS 39.

Except for hedge accounting, retrospective application of IFRS 9 is required. The new rules for hedge accounting will be applied prospectively in line with the requirements of the new standard. The Group does not plan to restate prior periods as allowed by the transition provisions of IFRS 9.

IFRS 16 ‘Leases’

The Group will adopt IFRS 16 with effect from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model which is similar to the current accounting model for finance leases under IAS 17.

Lessees will be required to recognise on the balance sheet ‘right-of-use’ assets which represent the right to use underlying assets during the lease term and a lease liability representing the minimum lease payment for all leases. Depreciation of ‘right-of-use’ assets and interest on lease liabilities will be charged to the income statement, replacing the corresponding operating lease rentals.

The Group will take the elections available under IFRS 16 not to apply the lease accounting model to leases which are considered low value or which have a term of less than 12 months.

The Group currently plans to apply the full retrospective method of application. Management are currently quantifying the impact of adopting IFRS 16 which is expected to result in an increase in lease liabilities of $350m–$400m at 31 December 2017, and an immaterial impact on profit after tax.

Other

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

From 1 January 2019, the Group will apply the amendments to:

•	IAS 28 ‘Investments in Associates and Joint Ventures’ relating to long-term interests to which the equity method is not applied;

•	IFRS 9 ‘Financial Instruments’ relating to prepayment features with negative compensation;

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’; and

•	Other existing standards arising from the Annual Improvements to IFRSs 2015–2017 cycle.

The amendments are not expected to have a material impact on the Group’s reported financial performance or position.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Accounting policies	103

Group Financial Statements

Notes to the Group Financial Statements

1. Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1=£0.78 (2016: $1=£0.74, 2015: $1=£0.65). In the case of the euro, the translation rate is $1=€0.89 (2016: $1=€0.90, 2015: $1=€0.90).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.74 (2016: $1=£0.81, 2015: $1=£0.68). In the case of the euro, the translation rate is $1=€0.83 (2016: $1=€0.95, 2015: $1=€0.92).

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

Year ended 31 December 2017	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	703	109	17	4	–	833
Managed	172	132	193	122	–	619
Owned and leased	150	–	34	–	–	184
Central	–	–	–	–	148	148
	1,025	241	244	126	148	1,784
	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	606	85	14	2	–	707
Managed	65	26	91	73	–	255
Owned and leased	29	–	2	–	–	31
Regional and central	(56)	(25)	(20)	(23)	(110)	(234)
Reportable segments’ operating profit	644	86	87	52	(110)	759
Exceptional items (note 5)	37	(2)	(2)	–	(29)	4
Operating profit	681	84	85	52	(139)	763

Group $m
Reportable segments’ operating profit	759
Exceptional items (note 5)	4
Operating profit	763
Net finance costs	(85)
Profit before tax	678
Tax	(85)
Profit for the year	593

All items above relate to continuing operations.

104	IHG | Annual Report and Form 20-F 2017

2. Segmental information continued

31 December 2017	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Assets and liabilities
Segment assets	1,525	350	264	154	541	2,834
Unallocated assets:
Non-current tax receivable						16
Deferred tax assets						56
Current tax receivable						101
Cash and cash equivalents						168
Total assets						3,175

Segment liabilities	(470)	(146)	(86)	(60)	(999)	(1,761)
Unallocated liabilities:
Current tax payable						(64)
Non-current tax payable						(25)
Deferred tax liabilities						(157)
Loans and other borrowings						(2,019)
Total liabilities						(4,026)
Year ended 31 December 2017	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure (see below)	120	18	8	2	188	336
Non-cash items:
Depreciation and amortisation[a]	31	10	6	3	53	103
Share-based payments cost	–	–	–	–	21	21
Share of losses/(gains) of associates and joint ventures	1	–	(4)	–	–	(3)
Impairment charges	18	–	–	–	–	18
[a] Included in the $103m of depreciation and amortisation is $53m relating to administrative expenses and $50m relating to cost of sales.
	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Reconciliation of capital expenditure
Capital expenditure per management reporting	120	18	8	2	188	336
Landlord contributions to property, plant and equipment	–	–	–	–	14	14
Timing differences and other adjustments	–	–	–	–	(1)	(1)
Additions per the Financial Statements	120	18	8	2	201	349

Comprising additions to:
Property, plant and equipment	10	–	–	2	32	44
Intangible assets	51	15	6	–	169	241
Investment in associates and joint ventures	47	–	–	–	–	47
Other financial assets	12	3	2	–	–	17
	120	18	8	2	201	349

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	105

Group Financial Statements

Notes to the Group Financial Statements continued

2. Segmental information continued

Year ended 31 December 2016	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	685	102	16	3	–	806
Managed	172	125	184	114	–	595
Owned and leased	136	–	37	–	–	173
Central	–	–	–	–	141	141
	993	227	237	117	141	1,715

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	600	78	12	3	–	693
Managed	64	22	89	64	–	239
Owned and leased	24	–	2	–	–	26
Regional and central	(55)	(25)	(21)	(22)	(128)	(251)
Reportable segments’ operating profit	633	75	82	45	(128)	707
Exceptional items (note 5)	(29)	–	–	–	–	(29)
Operating profit	604	75	82	45	(128)	678

Group $m
Reportable segments’ operating profit	707
Exceptional items (note 5)	(29)
Operating profit	678
Net finance costs	(87)
Profit before tax	591
Tax	(174)
Profit for the year	417

All items above relate to continuing operations.

31 December 2016	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Assets and liabilities
Segment assets	1,417	321	249	147	439	2,573
Unallocated assets:
Non-current tax receivable						23
Deferred tax assets						48
Current tax receivable						77
Cash and cash equivalents						206
Total assets						2,927

Segment liabilities	(438)	(128)	(68)	(39)	(997)	(1,670)
Unallocated liabilities:
Current tax payable						(50)
Deferred tax liabilities						(251)
Derivative financial instruments						(3)
Loans and other borrowings						(1,712)
Total liabilities						(3,686)

106	IHG | Annual Report and Form 20-F 2017

2. Segmental information continued

31 December 2016	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure (see below)	67	15	7	1	148	238
Non-cash items:
Depreciation and amortisation[a]	25	10	5	3	53	96
Share-based payments cost	–	–	–	–	17	17
Share of losses/(gains) of associates and joint ventures	7	–	(5)	–	–	2
Impairment charges	16	–	–	–	–	16
[a] Included in the $96m of depreciation and amortisation is $54m relating to administrative expenses and $42m relating to cost of sales.

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Reconciliation of capital expenditure
Capital expenditure per management reporting	67	15	7	1	148	238
Timing differences and other adjustments	1	–	(1)	(1)	(7)	(8)
Additions per the Financial Statements	68	15	6	–	141	230

Comprising additions to:
Property, plant and equipment	13	–	2	–	14	29
Intangible assets	36	15	2	–	127	180
Investment in associates and joint ventures	14	–	–	–	–	14
Other financial assets	5	–	2	–	–	7
	68	15	6	–	141	230

Year ended 31 December 2015	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Revenue
Franchised	661	104	16	4	–	785
Managed	166	131	189	105	–	591
Owned and leased	128	30	36	98	–	292
Central	–	–	–	–	135	135
	955	265	241	207	135	1,803

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Segmental result
Franchised	575	77	12	5	–	669
Managed	64	28	90	59	–	241
Owned and leased	24	1	3	29	–	57
Regional and central	(66)	(28)	(19)	(23)	(151)	(287)
Reportable segments’ operating profit	597	78	86	70	(151)	680
Exceptional items (note 5)	(41)	175	(2)	698	(11)	819
Operating profit	556	253	84	768	(162)	1,499

Group $m
Reportable segments’ operating profit	680
Exceptional items (note 5)	819
Operating profit	1,499
Net finance costs	(87)
Profit before tax	1,412
Tax	(188)
Profit for the year	1,224

All items above relate to continuing operations.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	107

Group Financial Statements

Notes to the Group Financial Statements continued

2. Segmental information continued

Year ended 31 December 2015	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Group $m
Other segmental information
Capital expenditure	87	45	8	4	118	262
Non-cash items:
Depreciation and amortisation[a]	23	10	6	8	49	96
Share-based payments cost	–	–	–	–	19	19
Share of losses/(gains) of associates and joint ventures	5	–	(2)	–	–	3
Impairment charges	27	–	9	–	–	36

[a]	Included in the $96m of depreciation and amortisation is $50m relating to administrative expenses and $46m relating to cost of sales.

Geographical information	Year ended 31 December 2017 $m	Year ended 31 December 2016 $m	Year ended 31 December 2015 $m
Revenue
United Kingdom	68	66	67
United States	948	923	876
China	141	133	223
Rest of World	627	593	637
	1,784	1,715	1,803

For the purposes of the above table, hotel revenue is determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue.

	31 December 2017 $m	31 December 2016 $m
Non-current assets
United Kingdom	108	105
United States	1,511	1,343
Rest of World	414	382
	2,033	1,830

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

108	IHG | Annual Report and Form 20-F 2017

3. Staff costs and Directors’ emoluments

	2017 $m	2016 $m	2015 $m
Staff[a]
Costs:
Wages and salaries	583	537	562
Social security costs	33	29	33
Pension and other post-retirement benefits:
Defined benefit plans (note 25)	5	5	5
Defined contribution plans	24	23	28
	645	594	628
	2017	2016	2015
Average number of employees, including part-time employees:
Americas	2,149	2,121	2,082
Europe	813	782	1,041
AMEA	1,454	1,598	1,658
Greater China	294	299	865
Central	1,948	1,787	1,665
	6,658	6,587	7,311

[a]	Includes $13m (2016: $1m, 2015: $3m) classified as exceptional.

The costs of the above employees are borne by IHG. Of these, 91% were employed on a full-time basis and 9% were employed on a part-time basis.

In addition to the above, the Group has employees who work directly on behalf of the System Fund and whose costs are borne by the Fund as disclosed in note 32. In line with IHG’s business model, IHG also employs General Managers and, in the US predominantly, other hotel workers who work in the managed hotels and who have contracts or letters of service with IHG. The total number of these employees is 22,577 (2016: 22,002, 2015: 20,452) and their costs of $1,056m (2016: $1,002m, 2015: $936m) are borne by those hotels.

	2017 $m	2016 $m	2015 $m
Directors’ emoluments
Base salaries, fees, performance payments and benefits	4.9	6.1	7.9

More detailed information on the emoluments, pensions, share awards and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 64 to 77.

4. Auditor’s remuneration paid to Ernst & Young LLP

	2017 $m	2016 $m	2015 $m
Audit of the Financial Statements[a]	3.0	2.4	2.5
Audit of subsidiaries	2.2	2.2	2.1
Audit-related assurance services	0.2	0.2	0.2
Other assurance services	1.0	1.2	0.9
Tax compliance	0.1	0.4	0.2
Tax advisory	–	0.1	0.1
Other non-audit services not covered by the above	0.2	0.1	0.4
	6.7	6.6	6.4

[a]	Includes $0.5m of additional fees for specific procedures performed in relation to the implementation of new accounting standards.

Audit fees in respect of the pension scheme were not material.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	109

Group Financial Statements

Notes to the Group Financial Statements continued

5. Exceptional items

	2017 $m	2016 $m	2015 $m
Exceptional items before tax
Administrative expenses:
Kimpton integration costs[a]	(15)	(13)	(10)
Reorganisation costs[b]	(36)	–	(6)
Venezuelan currency losses[c]	–	–	(4)
Corporate development costs[d]	–	–	(5)
	(51)	(13)	(25)

Other operating income and expenses:
Gain on disposal of equity securities available-for-sale (note 15)	73	–	–
Gain on disposal of hotels (note 11)	–	–	871
Gain on disposal of investment in associate (note 14)	–	–	9
	73	–	880

Impairment charges:
Associates (note 14)	(18)	(16)	(9)
Property, plant and equipment (note 12)	–	–	(27)
	(18)	(16)	(36)
	4	(29)	819

Tax
Tax on exceptiornal items[e]	(2)	12	(8)
Exceptional tax[f]	118	–	–
	116	12	(8)

[a]	Relates to the cost of integrating Kimpton into the operations of the Group, which has now been completed.

[b]	In September 2017, the Group launched a comprehensive efficiency programme which will fund a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme is centred around strengthening the Group’s organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The programme is expected to be completed in 2019. Included in the $36m cost are consultancy fees of $24m and severance costs of $8m. An additional $9m has been charged to the System Fund.

[c]	Arose from changes to the Venezuelan exchange rate mechanisms and the adoption of the SIMADI exchange rate in 2015, this being the most accessible exchange rate open to the Group for converting its bolivar earnings into US dollars. The exceptional loss arose from the re-measurement of the Group’s bolivar assets and liabilities to the relevant exchange rate, being approximately $1=190VEF on adoption of SIMADI. Subsequent changes to the exchange rate mechanism have not resulted in material losses.

[d]	Primarily legal costs related to development opportunities.

[e]	In 2017, comprises a $7m (2016: $6m) deferred tax credit in respect of an associate investment impairment, a $6m (2016: $5m) deferred tax credit representing future tax relief on Kimpton integration costs, a $13m current tax credit in respect of reorganisation costs and a $28m current tax charge relating to the gain on disposal of Avendra (see note 15). In 2016, there was also a $1m credit in respect of other items. In 2015, comprised a charge of $56m relating to disposal of hotels, a credit of $21m in respect of the 2014 disposal of an 80.1% interest in InterContinental New York Barclay reflecting the judgement that state tax law changes would now apply to the deferred gain, and credits of $27m for current and deferred tax relief on other operating exceptional items of current and prior periods.

[f]	Includes $108m relating to the impact of significant US tax reform that was enacted on 22 December 2017. This includes a current tax charge of $32m, relating predominantly to the Group’s estimated ‘transition tax’ liability on previously undistributed earnings of foreign subsidiaries of US entities, and a deferred tax credit of $140m, being principally the impact of the US federal tax rate reduction from 35% to 21% (effective 1 January 2018) on the Group’s US deferred tax liabilities, as well as the release of liabilities related to the Group’s undistributed post-acquisition earnings of subsidiaries that are no longer required as a result of the US transition tax. In addition, a deferred tax credit of $10m arises on the release of a contingency, previously charged as an exceptional item, which is no longer required due to statute of limitations expiry.

All items above relate to continuing operations.

The above items are treated as exceptional by reason of their size or nature, as further described on page 100.

110	IHG | Annual Report and Form 20-F 2017

6. Finance costs

	2017 $m	2016 $m	2015 $m
Financial income
Interest income on deposits	1	3	2
Interest income on loans and receivables	3	3	3
	4	6	5
Financial expenses
Interest expense on borrowings	69	74	74
Finance charge payable under finance leases	20	20	20
Capitalised interest	–	(1)	(2)
	89	93	92

Interest income and expense relate to financial assets and liabilities held at amortised cost, calculated using the effective interest rate method.

Included within interest expense is $7m (2016: $3m, 2015: $2m) payable to the IHG Rewards Club loyalty programme relating to interest on the accumulated balance of cash received in advance of the redemption of points awarded.

The rate used for capitalisation of interest was 3.0% (2016: 3.8%, 2015: 3.4%).

7. Tax

Tax on profit

	2017 $m	2016 $m	2015 $m
Income tax
UK corporation tax at 19.25% (2016: 20.00%, 2015: 20.25%):
Current period	10	10	7
Benefit of tax reliefs on which no deferred tax previously recognised	–	(7)	–
Adjustments in respect of prior periods	(2)	(1)	(17)
	8	2	(10)
Foreign tax:
Current period	210	151	196
Benefit of tax reliefs on which no deferred tax previously recognised	(13)	–	(1)
Adjustments in respect of prior periods[a]	2	(97)	(27)
	199	54	168
Total current tax	207	56	158
Deferred tax:
Origination and reversal of temporary differences	(10)	55	60
Changes in tax rates and tax laws[b]	(87)	(2)	(21)
Adjustments to estimated recoverable deferred tax assets[c]	(9)	(25)	(13)
Adjustments in respect of prior periods[a]	(16)	90	4
Total deferred tax	(122)	118	30
Total income tax charge for the year	85	174	188

Further analysed as tax relating to:
Profit before exceptional items[d]	201	186	180
Exceptional items:
Tax on exceptional items (note 5)	2	(12)	8
Exceptional tax (note 5)	(118)	–	–
	85	174	188

[a]	In 2016, included $83m in respect of a change in tax treatment being approved by the US tax authority.

[b]	In 2017, predominantly reflects a change in US tax rates following significant US tax reforms. In 2015, predominantly reflected the judgement that state tax law changes applied to the deferred gain from the 2014 disposal of a controlling interest in InterContinental New York Barclay.

[c]	Represents a re-assessment of the recovery of recognised and off-balance sheet deferred tax assets in line with the Group’s profit forecasts.

[d]	Includes $156m (2016: $162m, 2015: $123m) in respect of US taxes.

All items above relate to continuing operations.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	111

Group Financial Statements

Notes to the Group Financial Statements continued

7. Tax continued

			Total[a]		Before exceptional items[b]
	2017%	2016%	2015%	2017%	2016%	2015%
Reconciliation of tax charge
UK corporation tax at standard rate	19.3	20.0	20.3	19.3	20.0	20.3
Tax credits	(0.5)	(2.4)	(0.2)	(0.5)	(2.2)	(0.4)
Differences in tax gains and accounting gains on asset disposals	–	–	(9.8)	–	–	–
Other permanent differences	0.8	3.8	1.1	0.6	3.6	2.0
Non-recoverable withholding taxes	0.3	0.7	0.1	0.3	0.7	0.3
Net effect of different rates of tax in overseas businesses[c]	14.1	13.7	7.1	14.1	13.9	15.3
Effects of changes in tax rates resulting from significant US tax reform	(13.2)	–	–	–	–	–
Release of provision for taxation on unremitted earnings following significant US tax reform	(7.6)	–	–	–	–	–
Transition tax liability arising from significant US tax reform	4.7	–	–	–	–	–
Effect of other changes in tax rates and tax laws[d]	0.3	0.4	(1.5)	0.3	0.3	0.1
Benefit of tax reliefs on which no deferred tax previously recognised	(1.9)	(1.2)	(0.1)	(1.9)	(1.1)	(0.1)
Effect of adjustments to estimated recoverable deferred tax assets	(1.3)	(4.3)	(0.9)	(1.3)	(4.1)	(1.7)
Adjustment to tax charge in respect of prior periods	(2.5)	(1.3)	(2.8)	(1.1)	(1.1)	(5.4)
Other	–	–	0.1	–	–	–
	12.5	29.4	13.4	29.8	30.0	30.4

[a]	Calculated in relation to total profits including exceptional items.

[b]	Calculated in relation to profits excluding exceptional items.

[c]	Before exceptional items includes 13.8%pt (2016: 12.6%pt, 2015: 13.5%pt) driven by the relatively high US federal tax rate.

[d]	In 2015, total of (1.5)% predominantly reflected the judgement that state tax law changes applied to the deferred gain from the 2014 disposal of a controlling interest in InterContinental New York Barclay.

Tax paid

Total net tax paid during the year of $172m (2016: $130m, 2015: $110m) comprises $147m (2016: $130m, 2015: $109m) paid in respect of operating activities and $25m (2016: $nil, 2015: $1m) paid in respect of investing activities. A reconciliation of tax paid to the total tax charge in the income statement follows:

	2017 $m	2016 $m	2015 $m
Current tax charge in the income statement	207	56	158
Current tax credit in the statement of comprehensive income	–	(12)	(2)
Current tax credit taken directly to equity	(12)	(8)	(8)
Total current tax charge	195	36	148
Movements to tax contingencies within the income statement[a]	3	11	(7)
Timing differences of cash tax paid and foreign exchange differences[b]	(26)	83	(31)
Tax paid per cash flow	172	130	110
Cash tax rate on total profits[c]	25%	22%	8%

[a]	Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year.

[b]	The timing difference in 2016 was predominantly in respect of the US where the payment regulations resulted in a large overpayment in the year.

[c]	Calculated as total cash paid divided by total accounting profit before tax.

The cash tax rate of 8% for 2015 is low owing to the impact of exceptional accounting gains taxable on a deferred basis, without which the rate would have been 20% and thus broadly consistent with the cash tax rates for 2016 and 2017.

Current tax

Within current tax payable is $42m (2016: $39m) in respect of uncertain tax positions and offset against current tax receivable is $nil (2016: $5m) in respect of uncertain tax positions.

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

Where the interpretation of local tax law is not clear, management relies on judgement and accounting estimates to ensure all uncertain tax positions are adequately provided for in the Group Financial Statements. This may involve consideration of some or all of the following factors:

•	Strength of technical argument, impact of case law and clarity of legislation;
•	Professional advice;
•	Experience of interactions, and precedents set, with the particular taxing authority; and
•	Agreements previously reached in other jurisdictions on comparable issues.

The largest single contingency item within the current tax payable balance does not exceed $8m (2016: $8m).

112	IHG | Annual Report and Form 20-F 2017

7. Tax continued

Deferred tax

	Property, plant and equipment $m	Deferred gains on loan notes $m	Deferred gains on investments $m	Losses $m	Employee benefits $m	Intangible assets $m	Undistributed earnings of subsidiaries $m	Other short-term temporary differences[a] $m	Total $m
At 1 January 2016	99	55	87	(67)	(32)	70	70	(196)	86
Income statement	22	(3)	(9)	19	(3)	(7)	–	99	118
Statement of comprehensive income	–	–	–	–	12	–	–	(1)	11
Statement of changes in equity	–	–	–	–	–	–	–	(3)	(3)
Exchange and other adjustments	(1)	–	–	4	(4)	(3)	(11)	6	(9)
At 31 December 2016	120	52	78	(44)	(27)	60	59	(95)	203
Income statement[b]	(22)	(18)	(24)	1	(4)	(4)	(61)	10	(122)
Statement of comprehensive income	–	–	–	–	10	–	(1)	4	13
Statement of changes in equity	–	–	–	–	–	–	–	3	3
Exchange and other adjustments	–	–	–	3	1	2	3	(5)	4
At 31 December 2017	98	34	54	(40)	(20)	58	–	(83)	101

[a]	Primarily relates to provisions, accruals, amortisation and share-based payments.

[b]	Movements largely reflect the impact of significant US tax reform enacted on 22 December 2017.

Deferred gains on investments represent tax which would crystallise upon a sale of a related joint venture, associate or other equity investment. The Group released its deferred tax provision (2016: $59m) in relation to temporary differences associated with post-acquisition undistributed earnings of subsidiaries largely as a result of the impact of the new US transition tax charge. Deferred gains on loan notes represent tax which is expected to fall due for payment in 2025 (2016: 2025). The deferred tax asset recognised in respect of losses of $40m (2016: $44m) is wholly in respect of revenue losses. A deferred tax asset of $2m (2016: $nil) is recognised in a legal entity which suffered a tax loss in the current or preceding period; this asset is recognised based on the profit forecast of the entity in question. Within deferred tax liabilities is $nil (2016: $10m) in respect of uncertain tax positions and offset against deferred tax assets is $5m (2016: $2m) in respect of uncertain tax positions.

The closing balance is further analysed by key territory as follows:

	Property, plant and equipment $m	Deferred gains on loan notes $m	Deferred gains on investments $m	Losses $m	Employee benefits $m	Intangible assets $m	Undistributed earnings of subsidiaries $m	Other short-term temporary differences $m	Total $m
UK	(5)	–	–	(17)	(5)	(3)	–	(19)	(49)
US	103	34	54	(15)	(15)	29	–	(60)	130
Other	–	–	–	(8)	–	32	–	(4)	20
	98	34	54	(40)	(20)	58	–	(83)	101

The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so is as follows:

	2017 $m	2016 $m
Analysed as:
Deferred tax assets	(56)	(48)
Deferred tax liabilities	157	251
	101	203

The Group does not recognise deferred tax assets if it cannot anticipate being able to offset them against future profits or gains. The total unrecognised deferred tax position is as follows:

		Gross	Unrecognised deferred tax
	2017 $m	2016 $m	2017 $m	2016 $m
Revenue losses	452	518	76	94
Capital losses	515	475	99	83
Total losses	967	993	175	177
Other[a]	35	27	9	5
Total	1,002	1,020	184	182

[a]	Primarily relates to provisions, accruals and amortisation.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	113

Group Financial Statements

Notes to the Group Financial Statements continued

7. Tax continued

There is no expiry date to any of the above unrecognised assets other than for the losses as shown in the table below:

	Gross		Unrecognised deferred tax
	2017 $m	2016 $m	2017 $m	2016 $m
Expiry date:
2020	–	3	–	1
2021	21	27	5	7
2022	11	11	3	3
2023	1	3	–	1
2024	20	20	1	1
After 2024	118	125	26	25

No deferred tax liability has been recognised in respect of $0.5bn (2016: $0.9bn) of taxable temporary differences relating to subsidiaries (comprising undistributed earnings and net inherent gains) because the Group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Tax risks, policies and governance

Information concerning the Group’s tax governance can be found in the Taxation section of the Strategic Report on page 42.

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

Significant US tax reform was enacted on 22 December 2017, which notably included a reduction in the US federal tax rate from 35% to 21%, with effect from 1 January 2018 for IHG. Although most of the new provisions only take effect from 2018, some aspects have a direct impact on the Group’s 2017 position and are detailed in note 5. The Group continues to evaluate the impact of the provisions that will take effect during 2018, noting that new regulations and guidance on US state and federal tax are anticipated to be released during the year. At this stage, we are anticipating an overall Group tax rate reduction of mid to high single digit percentage points for 2018 onwards.

Rules restricting UK loss usage and interest deductibility were enacted in 2017. These rules will increase the amount of UK cash tax paid in the near future, although this is not expected to be significant in the context of the Group’s overall cash tax payable. The forthcoming reduction to the UK corporation tax rate (to 17%, effective 1 April 2020) is not expected to have a material effect on the Group.

8. Dividends

	2017 cents per share	2016 cents per share	2015 cents per share	2017 $m	2016 $m	2015 $m
Paid during the year:
Final (declared for previous year)	64.0	57.5	52.0	127	137	125
Interim	33.0	30.0	27.5	62	56	63
Special (note 27)	202.5	632.9	–	404	1,500	–
	299.5	720.4	79.5	593	1,693	188

Proposed (not recognised as a liability at 31 December):
Final	71.0	64.0	57.5	135	126	135

The final dividend of 71.0¢ per ordinary share is proposed for approval at the Annual General Meeting (AGM) on 4 May 2018 and is payable on the shares in issue at 3 April 2018.

114	IHG | Annual Report and Form 20-F 2017

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

Information concerning non-GAAP measures can be found in the Strategic Report on page 26.

Continuing and total operations	2017	2016	2015
Basic earnings per ordinary share
Profit available for equity holders ($m)	592	414	1,222
Basic weighted average number of ordinary shares (millions)	193	212	235
Basic earnings per ordinary share (cents)	306.7	195.3	520.0
Diluted earnings per ordinary share
Profit available for equity holders ($m)	592	414	1,222
Diluted weighted average number of ordinary shares (millions)	194	214	238
Diluted earnings per ordinary share (cents)	305.2	193.5	513.4
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	592	414	1,222
Adjusting items (note 5):
Exceptional items before tax ($m)	(4)	29	(819)
Tax on exceptional items ($m)	2	(12)	8
Exceptional tax ($m)	(118)	–	–
Adjusted earnings ($m)	472	431	411
Basic weighted average number of ordinary shares (millions)	193	212	235
Adjusted earnings per ordinary share (cents)	244.6	203.3	174.9
Adjusted diluted earnings per ordinary share
Adjusted earnings ($m)	472	431	411
Diluted weighted average number of ordinary shares (millions)	194	214	238
Adjusted diluted earnings per ordinary share (cents)	243.3	201.4	172.7

	2017 millions	2016 millions	2015 millions
Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	193	212	235
Dilutive potential ordinary shares	1	2	3
	194	214	238

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

11. Assets sold

The Group did not dispose of any hotels during either 2017 or 2016 but incurred $5m of costs relating to prior year disposals in 2016.

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

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	115

Group Financial Statements

Notes to the Group Financial Statements continued

12. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m
Cost
At 1 January 2016	377	576	953
Additions	2	27	29
Capitalised interest	1	–	1
Fully depreciated assets written off	–	(162)	(162)
Disposals	–	(3)	(3)
Exchange and other adjustments	(2)	(9)	(11)
At 31 December 2016	378	429	807
Additions	9	35	44
Fully depreciated assets written off	–	(19)	(19)
Disposals	–	(4)	(4)
Exchange and other adjustments	1	8	9
At 31 December 2017	388	449	837
Depreciation and impairment
At 1 January 2016	(74)	(451)	(525)
Provided	(5)	(25)	(30)
System Fund expense	–	(5)	(5)
Fully depreciated assets written off	–	162	162
Disposals	–	2	2
Exchange and other adjustments	1	7	8
At 31 December 2016	(78)	(310)	(388)
Provided	(7)	(28)	(35)
System Fund expense	–	(6)	(6)
Fully depreciated assets written off	–	19	19
Disposals	–	3	3
Exchange and other adjustments	(1)	(4)	(5)
At 31 December 2017	(86)	(326)	(412)
Net book value
At 31 December 2017	302	123	425
At 31 December 2016	300	119	419
At 1 January 2016	303	125	428

The Group’s property, plant and equipment mainly comprises hotels, but also offices and computer hardware, throughout the world. 43% (2016: 44%) of the net book value relates to the largest owned and leased hotel, of a total of eight open hotels (2016: eight open hotels). At 31 December 2017 and 31 December 2016, there were no hotels under construction.

The carrying value of property, plant and equipment held under finance leases at 31 December 2017 was $181m (2016: $182m).

26% (2016: 25%) of hotel properties by net book value were directly owned, with 57% (2016: 58%) held under leases having a term of 50 years or longer.

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

The table below analyses the net book value of the Group’s property, plant and equipment by operating segment at 31 December 2017:

	Americas $m	Europe $m	AMEA $m	Greater China $m	Central $m	Total $m
Land and buildings	289	–	–	–	13	302
Fixtures, fittings and equipment	43	1	10	–	69	123
	332	1	10	–	82	425

116	IHG | Annual Report and Form 20-F 2017

13. Goodwill and other intangible assets

	Goodwill $m	Brands $m	Software $m	Management contracts $m	Other intangibles $m	Total $m
Cost
At 1 January 2016	371	193	498	465	263	1,790
Additions	–	–	127	–	53	180
Capitalised interest	–	–	4	–	–	4
Disposals	–	–	(45)	–	(7)	(52)
Exchange and other adjustments	(1)	–	(1)	(21)	(13)	(36)
At 31 December 2016	370	193	583	444	296	1,886
Additions	–	–	168	–	73	241
Capitalised interest	–	–	6	–	–	6
Disposals	–	–	(14)	–	(3)	(17)
Exchange and other adjustments	7	–	2	22	10	41
At 31 December 2017	377	193	745	466	376	2,157
Amortisation and impairment
At 1 January 2016	(138)	–	(202)	(139)	(85)	(564)
Provided	–	–	(41)	(11)	(14)	(66)
System Fund expense	–	–	(26)	–	–	(26)
Disposals	–	–	45	–	3	48
Exchange and other adjustments	–	–	1	9	4	14
At 31 December 2016	(138)	–	(223)	(141)	(92)	(594)
Provided	–	–	(40)	(10)	(18)	(68)
System Fund expense	–	–	(30)	–	–	(30)
Disposals	–	–	14	–	2	16
Exchange and other adjustments	(2)	–	(2)	(8)	(2)	(14)
At 31 December 2017	(140)	–	(281)	(159)	(110)	(690)
Net book value
At 31 December 2017	237	193	464	307	266	1,467
At 31 December 2016	232	193	360	303	204	1,292
At 1 January 2016	233	193	296	326	178	1,226
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

The Group tests goodwill and indefinite life intangible assets for impairment annually, or more frequently if there are any indicators that an impairment may have arisen. The year-end carrying value of goodwill and indefinite life brands have been allocated to cash-generating units (CGUs) for impairment testing purposes as follows:

	2017		2016
	Goodwill $m	Brands $m	Goodwill $m	Brands $m
CGU
Americas Managed	63	193	63	193
Americas Franchised	37	–	37	–
Europe Managed	21	–	21	–
Europe Franchised	10	–	10	–
AMEA Managed and Franchised	106	–	101	–
	237	193	232	193

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	117

Group Financial Statements

Notes to the Group Financial Statements continued

13. Goodwill and other intangible assets continued

The recoverable amounts of the CGUs are determined from value in use calculations. These calculations include a three-year period using pre-tax cash flow forecasts derived from the most recent financial budgets approved by management, incorporating growth rates based on management’s past experience and industry growth forecasts. The key assumptions that underpin the financial budgets are RevPAR growth and net System size growth. Cash flows beyond the three-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets. A 10% contingency factor is applied to reduce all cash flow projections before being discounted using pre-tax rates that are based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the CGU being tested.

The terminal growth rates and discount rates used, which are considered to be key assumptions, are as follows:

	Terminal growth rate		Discount rate
	2017%	2016%	2017%	2016%
Americas Managed	2.0	2.0	10.4	9.8
Americas Franchised	2.0	2.0	9.4	8.8
Europe Managed	2.0	2.0	10.8	9.3
Europe Franchised	2.0	2.0	9.8	8.4
AMEA Managed and Franchised	3.5	3.5	14.1	13.0

Impairment was not required at either 31 December 2017 or 31 December 2016.

Given the contingency factor applied to the cash flow projections and the significant amounts by which the recoverable amounts of the CGUs exceed their carrying amounts, management have determined that impairment charges would not arise from reasonably possible changes in the key assumptions.

Software

Software includes $234m relating to the development of the next-generation Guest Reservation System with Amadeus. The asset was not amortised during the year as the roll-out to hotels is expected to commence in 2018.

Substantially all software additions are internally developed.

Management contracts

In addition to the management contracts acquired with the Kimpton acquisition in 2015 (see note 10), management contracts relate to contract values recognised as part of the proceeds for hotels sold.

At 31 December 2017, the net book value and remaining amortisation period of the principal management contracts were as follows:

	2017		2016
	Net book value $m	Remaining amortisation period Years	Net book value $m	Remaining amortisation period Years
Hotel
InterContinental Hong Kong	61	35	62	36
InterContinental New York Barclay	37	46	38	47
InterContinental London Park Lane	31	45	29	46
InterContinental Paris – Le Grand	34	47	31	48

The weighted average remaining amortisation period for all management contracts is 30 years (2016: 31 years).

118	IHG | Annual Report and Form 20-F 2017

14. Investment in associates and joint ventures

	Associates $m	Joint ventures $m	Total $m
Cost
At 1 January 2016	121	27	148
Additions	14	–	14
Share of (losses)/profits	(3)	1	(2)
Capital return	–	(2)	(2)
Transfer of financial assets	(14)	–	(14)
Dividends	(5)	–	(5)
At 31 December 2016	113	26	139
Additions	47	–	47
Share of profits/(losses)	2	1	3
Disposals	(9)	–	(9)
Dividends	(4)	–	(4)
Exchange and other adjustments	2	–	2
At 31 December 2017	151	27	178
Impairment
At 1 January 2016	(12)	–	(12)
Charge for the year	(16)	–	(16)
At 31 December 2016	(28)	–	(28)
Charge for the year	(18)	–	(18)
Disposals	9	–	9
At 31 December 2017	(37)	–	(37)
Net book value
At 31 December 2017	114	27	141
At 31 December 2016	85	26	111
At 1 January 2016	109	27	136

All associates and joint ventures are accounted for using the equity method.

During 2016, an investment for which the Group has a 30% interest was transferred to other financial assets following loss of significant influence over the operating and financial policy decisions of the entity.

The impairment charges of $18m and $16m in 2017 and 2016 respectively, relate to the Barclay associate (see following page) and result from the currently depressed trading outlook for the New York hotel market and the high costs of renovating the hotel. The recoverable amount of the investment has been measured at its fair value less costs of disposal, based on the Group’s share of the market value of the hotel less debt in the associate. The hotel was appraised by a professional external valuer using an income capitalisation approach which is a discounted cash flow technique that measures the present value of projected income flows (over a 10-year period) and the reversion of the property sale. Within the fair value hierarchy, this is categorised as a Level 3 fair value measurement. In addition to the projected income flows, the key assumptions used were a discount rate of 7.3% (2016: 7.3%) and a terminal capitalisation rate of 6.3% (2016: 6.0%).

Due to localised adverse market conditions, an impairment charge of $9m was recognised during 2015 relating to an associate investment in the AMEA region following a re-assessment of its recoverable amount to $nil, based on value in use calculations. Estimated future cash flows were discounted at a pre-tax rate of 13.2%. During 2017, the investment was disposed of for $nil proceeds.

On 20 November 2015, the Group disposed of an associate investment in the AMEA region realising a gain on disposal of $9m. At the time of disposal, the investment had a $nil net book value.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	119

Group Financial Statements

Notes to the Group Financial Statements continued

14. Investment in associates and joint ventures continued

Barclay associate

The Group held one material associate investment at 31 December 2017, a 19.9% interest in 111 East 48th Street Holdings, LLC (the Barclay associate) which owns InterContinental New York Barclay (the hotel), a hotel managed by the Group. The hotel reopened for trading in April 2016 following a major renovation. The investment is classified as an associate and equity accounted. Whilst the Group has the ability to exercise significant influence through certain decision rights, approval rights relating to the hotel’s operating and capital budgets rest solely with the 80.1% majority member. The Group’s ability to receive cash dividends is dependent on the hotel generating sufficient income to satisfy specified owner returns.

In March 2017, the Group invested $43m in the Barclay associate in conjunction with a refinancing of the hotel. The cash was used to repay a $43m supplemental bank loan for which the Group had previously provided an indemnity for 100% of the related obligations. As a consequence, the indemnity has been extinguished.

Summarised financial information in respect of the Barclay associate is set out below:

	31 December 2017 $m	31 December 2016 $m
Non-current assets	540	552
Current assets	41	19
Current liabilities	(19)	(283)
Non-current liabilities	(287)	(39)
Net assets	275	249
Group share of reported net assets at 19.9%	55	50
Adjustments to reflect capitalised costs, and additional rights and obligations under the shareholder agreement	10	(7)
Carrying amount	65	43

	12 months to 31 December 2017 $m	12 months to 31 December 2016 $m
Revenue	90	45
Loss for the period	(16)	(34)
Group’s share of loss for the period	(4)	(8)

Other associates and joint ventures

The summarised aggregated financial information for individually immaterial associates and joint ventures is set out below. These are mainly investments in entities that own hotels which the Group manages.

	Associates			Joint ventures			Total
	2017 $m	2016 $m	2015 $m	2017 $m	2016 $m	2015 $m	2017 $m	2016 $m	2015 $m
Share of profits/(losses)
Operating profits/(losses) before exceptional items	6	5	3	1	1	(1)	7	6	2

120	IHG | Annual Report and Form 20-F 2017

15. Other financial assets

	2017 $m	2016 $m
Equity securities available-for-sale
Quoted equity shares	10	14
Unquoted equity shares	117	142
	127	156
Loans and receivables
Trade deposits and loans	43	43
Restricted funds	32	31
Bank accounts pledged as security	42	38
	117	112
Total other financial assets	244	268

Analysed as:
Current	16	20
Non-current	228	248
	244	268

Equity securities available-for-sale are measured at fair value (see note 23) and loans and receivables are held at amortised cost.

Equity securities available-for-sale were denominated in the following currencies: US dollars $93m (2016: $121m), Hong Kong dollars $25m (2016: $24m) and other currencies $9m (2016: $11m). Unlisted equity shares are mainly investments in entities that own hotels which the Group manages. Dividend income from available-for-sale equity securities of $10m (2016: $7m) is reported as ‘other operating income and expenses’ in the Group income statement.

On 13 December 2017, the sale of Avendra, LLC (Avendra) to Aramark Services, Inc., resulted in the Group receiving cash proceeds of $75m from its 6.29% interest in Avendra and the recording of a $73m exceptional gain in the Group income statement (see note 5). Prior to the sale, the Group’s investment in Avendra was included in unquoted equity securities available-for-sale. Avendra is a North American hospitality procurement services provider.

Trade deposits and loans include deposits of $66m made to a hotel owner in connection with a portfolio of management contracts. The deposits are non-interest-bearing and repayable at the end of the management contract terms, and are therefore held at a discounted value of $28m (2016: $19m); the discount unwinds to the income statement within ‘financial income’ over the period to repayment.

Restricted funds comprise cash ring-fenced to satisfy insurance claims.

The bank accounts pledged as security (£31m) are subject to a charge in favour of the members of the UK unfunded pension arrangement (see note 25).

The movement in the provision for impairment of other financial assets during the year is as follows:

	2017 $m	2016 $m
At 1 January	(22)	(28)
Disposals	4	6
At 31 December	(18)	(22)

The provision is used to record impairment losses unless the Group is satisfied that no recovery of the amount is possible; at that point the amount considered irrecoverable is either written off directly to the income statement or, if previously provided, against the financial asset with no impact on the income statement.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	121

Group Financial Statements

Notes to the Group Financial Statements continued

16. Trade and other receivables

	2017 $m	2016 $m
Current
Trade receivables	452	368
Other receivables	23	25
Prepayments	74	77
Loans to and receivables from associates	2	2
	551	472
Non-current
Loans to associates	–	8

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

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is:

	2017 $m	2016 $m
Americas	305	256
Europe	51	43
AMEA	71	61
Greater China	50	43
	477	403

The ageing of trade and other receivables, excluding prepayments, at the end of the reporting period is:

	2017			2016
	Gross $m	Provision $m	Net $m	Gross $m	Provision $m	Net $m
Not past due	333	(1)	332	289	(1)	288
Past due 1 to 30 days	68	(2)	66	58	(3)	55
Past due 31 to 180 days	82	(7)	75	64	(7)	57
Past due more than 180 days	71	(67)	4	61	(58)	3
	554	(77)	477	472	(69)	403

The credit risk relating to balances not past due is not deemed to be significant.

The movement in the provision for impairment of trade and other receivables during the year is as follows:

	2017 $m	2016 $m	2015 $m
At 1 January	(69)	(56)	(47)
Provided	(15)	(25)	(28)
Amounts written back	2	5	12
Amounts written off	6	5	7
Exchange adjustments	(1)	2	–
At 31 December	(77)	(69)	(56)

122	IHG | Annual Report and Form 20-F 2017

17. Cash and cash equivalents

	2017 $m	2016 $m
Cash at bank and in hand	164	131
Short-term deposits	4	75
	168	206

Cash at bank and in hand includes bank balances of $116m (2016: $91m) which are matched by bank overdrafts of $110m (2016: $89m) under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position with the matching overdrafts held by the Group’s central treasury company in the UK.

For the purposes of the Group statement of cash flows, cash and cash equivalents comprise the following:

	2017 $m	2016 $m
Cash at bank and in hand	164	131
Short-term deposits	4	75
	168	206
Bank overdrafts (note 20)	(110)	(89)
	58	117

Short-term deposits are highly liquid investments with an original maturity of three months or less.

18. Trade and other payables

	2017 $m	2016 $m
Current
Trade payables	81	94
Other tax and social security payable	48	38
Deferred revenue	49	37
Other payables	230	206
Accruals	360	306
	768	681
Non-current
Deferred revenue	85	78
Other payables	36	122
	121	200

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	123

Group Financial Statements

Notes to the Group Financial Statements continued

19. Provisions

	Security Incidents $m	Litigation $m	Total $m
At 1 January 2016	–	15	15
Provided	5	–	5
Utilised	–	(12)	(12)
At 31 December 2016 and 31 December 2017	5	3	8
		2017 $m	2016 $m
Analysed as:
Current		3	3
Non-current		5	5
		8	8

See note 30 for a description of and further information on the Security Incidents provision.

The amount provided in 2016 in respect of the Security Incidents was recognised within Central costs in the Group income statement.

Litigation largely relates to actions brought against the Group in the Americas region. In relation to the $12m settled during 2016, an insurance recovery of $8m was also recorded by the System Fund.

20. Loans and other borrowings

	2017			2016
	Current $m	Non-current $m	Total $m	Current $m	Non-current $m	Total $m
Unsecured bank loans	–	262	262	–	107	107
Finance lease obligations	16	215	231	17	210	227
£400m 3.875% bonds 2022	–	538	538	–	489	489
£300m 3.75% bonds 2025	–	406	406	–	370	370
£350m 2.125% bonds 2026	–	472	472	–	430	430
	16	1,893	1,909	17	1,606	1,623
Bank overdrafts	110	–	110	89	–	89
Total loans and other borrowings	126	1,893	2,019	106	1,606	1,712

Denominated in the following currencies:
Sterling	–	1,416	1,416	–	1,289	1,289
US dollars	124	477	601	101	317	418
Euros	2	–	2	2	–	2
Other	–	–	–	3	–	3
	126	1,893	2,019	106	1,606	1,712

Loans and other borrowings, excluding bank overdrafts, comprise the liabilities included in the financing activities section of the Group statement of cash flows and their movements are analysed as follows:

	At 1 January 2017 $m	Cash flows $m	Exchange adjustments $m	Other $m	At 31 December 2017 $m
Unsecured bank loans	107	153	1	1	262
Finance lease obligations	227	–	–	4	231
£400m 3.875% bonds 2022	489	–	48	1	538
£300m 3.75% bonds 2025	370	–	36	–	406
£350m 2.125% bonds 2026	430	–	42	–	472
	1,623	153	127	6	1,909

124	IHG | Annual Report and Form 20-F 2017

20. Loans and other borrowings continued

Unsecured bank loans

Unsecured bank loans are borrowings under the Group’s Syndicated and Bilateral Facilities. Amounts are classified as non-current when the facilities have more than 12 months to expiry.

The Syndicated Facility comprises a $1,275m five-year revolving credit facility maturing in March 2022.

The Bilateral Facility comprises a $75m revolving credit facility maturing in March 2022. The Bilateral Facility contains the same terms and covenants as the Syndicated Facility.

A variable rate of interest is payable on amounts drawn under both facilities, which was 2.15% at 31 December 2017.

Finance lease obligations

Finance lease obligations, which relate primarily to the 99-year lease (of which 88 years remain) on the InterContinental Boston hotel, are payable as follows:

	2017		2016
	Minimum lease payments $m	Present value of payments $m	Minimum lease payments $m	Present value of payments $m
Less than one year	16	16	17	17
Between one and five years	67	49	64	48
More than five years	3,234	166	3,252	162
	3,317	231	3,333	227
Less: amount representing finance charges	(3,086)	–	(3,106)	–
	231	231	227	227

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

Bank overdrafts

Bank overdrafts are matched by equivalent amounts of cash and cash equivalents under the Group’s cash pooling arrangements (see note 17).

Facilities provided by banks

	2017			2016
	Utilised $m	Unutilised $m	Total $m	Utilised $m	Unutilised $m	Total $m
Committed	264	1,086	1,350	110	1,240	1,350
Uncommitted	1	69	70	–	70	70
	265	1,155	1,420	110	1,310	1,420

	2017 $m	2016 $m
Unutilised facilities expire:
Within one year	69	70
After two but before five years	1,086	1,240
	1,155	1,310

Utilised facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortised cost.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	125

Group Financial Statements

Notes to the Group Financial Statements continued

21. Net debt

	2017 $m	2016 $m
Cash and cash equivalents	168	206
Loans and other borrowings – current	(126)	(106)
– non-current	(1,893)	(1,606)
Net debt	(1,851)	(1,506)

Movement in net debt
Net decrease in cash and cash equivalents, net of overdrafts	(75)	(920)
Add back cash flows in respect of other components of net debt:
Issue of long-term bonds	–	(459)
Long-term bonds repaid	–	315
Increase in other borrowings	(153)	(109)
Increase in net debt arising from cash flows	(228)	(1,173)
Non-cash movements:
Finance lease obligations	(4)	(4)
Decrease/(increase) in accrued interest	1	(6)
Exchange and other adjustments	(114)	206
Increase in net debt	(345)	(977)
Net debt at beginning of the year	(1,506)	(529)
Net debt at end of the year	(1,851)	(1,506)

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

Foreign exchange risk

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net liabilities and interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in pounds sterling.

Foreign exchange hedging

From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either 31 December 2017 or 31 December 2016.

The Group also uses short-dated foreign exchange swaps to manage sterling surplus cash and reduce US dollar borrowings whilst maintaining operational flexibility. At 31 December 2017, the Group held short-dated foreign exchange swaps with principals of $30m (2016: $120m).

The fair value of these derivative financial instruments at 31 December 2017 was $nil (2016: $3m liability).

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

The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends were short-dated foreign exchange swaps with principals of $160m (2016: $325m).

Hedge effectiveness is measured at calendar quarter ends. No ineffectiveness arose in respect of the Group’s net investment hedges during the current or prior year.

126	IHG | Annual Report and Form 20-F 2017

22. Financial risk management continued

Interest rate risk

The Group is exposed to interest rate risk in relation to its fixed and floating rate borrowings. The Group’s policy requires a minimum of 50% fixed rate debt over the next 12 months. With the exception of overdrafts, 86% of borrowings were fixed rate debt at 31 December 2017 (2016: 93%).

Interest rate hedging

If required, the Group uses interest rate swaps to manage the exposure. The Group designates interest rate swaps as cash flow hedges. No interest rate swaps were used during 2017, 2016 or 2015.

Interest and foreign exchange risk sensitivities

The following table shows the impact of a general strengthening in the US dollar against sterling and euro on the Group’s profit before tax and net liabilities, and the impact of a rise in US dollar, euro and sterling interest rates on the Group’s profit before tax.

		2017 $m	2016 $m	2015 $m
Increase/(decrease) in profit before tax
Sterling: US dollar exchange rate	5¢ fall	4.0	5.2	4.8
Euro: US dollar exchange rate	5¢ fall	(2.1)	(2.2)	(1.9)
US dollar interest rates	1% increase	(2.9)	(1.8)	(0.9)
Sterling interest rates	1% increase	0.3	1.3	7.9
Decrease/(increase) in net liabilities
Sterling: US dollar exchange rate	5¢ fall	44.1	47.2	23.7
Euro: US dollar exchange rate	5¢ fall	(4.1)	(5.5)	(7.6)

The impact of a weakening in the US dollar or a fall in interest rates would be the reverse of the above values.

Interest rate sensitivities are calculated based on the year-end net debt position.

Liquidity risk

The Group policy ensures sufficient liquidity is maintained to meet all foreseeable medium-term cash requirements and provide headroom against unforeseen obligations.

Cash and cash equivalents is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $3m (2016: $3m) is held in countries where repatriation is restricted as a result of foreign exchange regulations.

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

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	127

Group Financial Statements

Notes to the Group Financial Statements continued

22. Financial risk management continued

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments:

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2017
Non-derivative financial liabilities:
Bank overdrafts	110	–	–	–	110
Unsecured bank loans	264	–	–	–	264
£400m 3.875% bonds 2022	21	21	601	–	643
£300m 3.75% bonds 2025	15	15	46	445	521
£350m 2.125% bonds 2026	10	10	30	510	560
Finance lease obligations	16	16	51	3,234	3,317
Trade and other payables, excluding deferred revenue	719	138	189	176	1,222
Provisions	3	5	–	–	8

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2016
Non-derivative financial liabilities:
Bank overdrafts	89	–	–	–	89
Unsecured bank loans	110	–	–	–	110
£400m 3.875% bonds 2022	19	19	57	510	605
£300m 3.75% bonds 2025	14	14	42	419	489
£350m 2.125% bonds 2026	9	9	28	473	519
Finance lease obligations	17	16	48	3,252	3,333
Trade and other payables, excluding deferred revenue	644	173	210	192	1,219
Provisions	3	5	–	–	8
Derivative financial liabilities:
Forward foreign exchange contracts	3	–	–	–	3

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

The carrying amount of financial assets represents the maximum exposure to credit risk.

	Note	2017 $m	2016 $m
Cash and cash equivalents	17	168	206
Equity securities available-for-sale	15	127	156
Loans and receivables:
Other financial assets	15	117	112
Trade and other receivables, excluding prepayments	16	477	403
		889	877

128	IHG | Annual Report and Form 20-F 2017

22. Financial risk management continued

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves totalling $993m at 31 December 2017 (2016: $739m). The structure is managed to maintain an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by EBITDA, with the objective of maintaining an investment grade credit rating.

23. Fair value measurement

Fair values

The following table compares carrying amounts and fair values of the Group’s financial assets and liabilities:

		2017		2016
	Note	Carrying value $m	Fair value $m	Carrying value $m	Fair value $m
Financial assets
Cash and cash equivalents	17	168	168	206	206
Equity securities available-for-sale[a]	15	127	127	156	156
Loans and receivables:
Other financial assets	15	117	117	112	112
Trade and other receivables, excluding prepayments	16	477	477	403	403
		889	889	877	877
Financial liabilities
£400m 3.875% bonds 2022	20	(538)	(593)	(489)	(541)
£300m 3.75% bonds 2025	20	(406)	(441)	(370)	(408)
£350m 2.125% bonds 2026	20	(472)	(454)	(430)	(411)
Finance lease obligations	20	(231)	(318)	(227)	(297)
Unsecured bank loans	20	(262)	(262)	(107)	(107)
Bank overdrafts	20	(110)	(110)	(89)	(89)
Loyalty programme liability	32	(760)	(760)	(685)	(685)
Trade and other payables	18	(889)	(889)	(881)	(881)
Derivatives[a]		–	–	(3)	(3)
Provisions	19	(8)	(8)	(8)	(8)
		(3,676)	(3,835)	(3,289)	(3,430)

a Financial assets and liabilities which are measured at fair value.

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

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	129

Group Financial Statements

Notes to the Group Financial Statements continued

23. Fair value measurement continued

Fair value hierarchy

The following table provides the fair value measurement hierarchy of the above assets and liabilities, other than those with carrying amounts which are reasonable approximations of their fair values:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	2017				2016
	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	10	–	–	10	14	–	–	14
Unquoted equity shares	–	–	117	117	–	–	142	142
Liabilities
£400m 3.875% bonds 2022	(593)	–	–	(593)	(541)	–	–	(541)
£300m 3.75% bonds 2025	(441)	–	–	(441)	(408)	–	–	(408)
£350m 2.125% bonds 2026	(454)	–	–	(454)	(411)	–	–	(411)
Finance lease obligations	–	(318)	–	(318)	–	(297)	–	(297)
Derivatives	–	–	–	–	–	(3)	–	(3)

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

Finance lease obligations relate primarily to the lease of InterContinental Boston, which is fair valued by discounting the future cash flows payable under the loan, which are fixed, at a risk adjusted long-term interest rate. The interest rate used to discount the cash flows at 31 December 2017 was 6.9% (2016: 7.2%).

Unquoted equity shares are fair valued using the International Private Equity and Venture Capital Valuation Guidelines either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment or by reference to share of net assets if the investment is currently loss-making or a recent property valuation is available. The average P/E ratio for the year was 30.7 (2016: 24.5) and a non-marketability factor of 30% (2016: 30%) is applied. A 10% increase in the average P/E ratio would result in a $2m increase (2016: $2m) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $2m decrease (2016: $2m) in the fair value of the investments. A 10% increase in net assets would result in a $7m increase (2016: $7m) in the fair value of the investments and a 10% decrease in net assets would result in a $7m decrease (2016: $7m) in the fair value of the investments.

The following table reconciles the movements in the fair values of investments classified as Level 3 during the year:

	2017 $m	2016 $m
At 1 January	142	136
Additions	2	2
Disposals	(3)	(15)
Reclassification of associate (note 14)	–	14
Valuation gains recognised in other comprehensive income	48	5
Valuation gains reclassified to the income statement on disposal	(73)	–
Exchange and other adjustments	1	–
At 31 December	117	142

130	IHG | Annual Report and Form 20-F 2017

24. Reconciliation of profit for the year to cash flow from operations

For the year ended 31 December 2017	Note	2017 $m	2016 $m	2015 $m
Profit for the year		593	417	1,224
Adjustments for:
Net financial expenses		85	87	87
Income tax charge	7	85	174	188
Depreciation and amortisation		103	96	96
Impairment	5	18	16	36
Other exceptional items	5	(22)	13	(855)
Equity-settled share-based cost	26	21	17	19
Dividends from associates and joint ventures	14	4	5	5
(Increase)/decrease in trade and other receivables		(71)	(24)	3
Net change in loyalty programme liability and System Fund surplus		8	65	42
System Fund depreciation and amortisation		36	31	21
Increase/(decrease) in other trade and other payables		44	102	(13)
Utilisation of provisions, net of insurance recovery	19	–	(4)	–
Retirement benefit contributions, net of costs		(1)	(32)	(4)
Cash flows relating to exceptional items		(44)	(19)	(45)
Other items		(3)	9	6
Total adjustments		263	536	(414)
Cash flow from operations		856	953	810

25. Retirement benefits

UK

Since 6 August 2014, UK retirement and death in service benefits are provided for eligible employees by the IHG UK Defined Contribution Pension Plan. Members, including those who have been auto-enrolled since 1 September 2013, are provided with defined contribution arrangements under this plan; benefits are based on each individual member’s personal account. The plan is HM Revenue and Customs registered and governed by an independent trustee, assisted by professional advisers as and when required. The overall operation of the plan is subject to the oversight of The Pensions Regulator.

The former defined benefit plan, the InterContinental Hotels UK Pension Plan, was wound up on 21 July 2015 following the completion of the buy-out and transfer of the defined benefit obligations to Rothesay Life on 31 October 2014.

Residual defined benefit obligations remain in respect of additional benefits provided to members of an unfunded pension arrangement who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Company meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced bank accounts totalling £31m at 31 December 2017 (see note 15) is currently held as security on behalf of the remaining members.

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

During 2016, the Group made a funding contribution of $32m to the Plan which enabled it to achieve full funding. The assets of the Plan were subsequently invested in liability-matching assets. In November 2017, the Company received approval from the Internal Revenue Service to proceed with a plan termination and distribution of the assets from the Plan in 2018. This will involve certain members being offered lump-sum payments with remaining plan interests subject to the expected purchase of annuity contracts.

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

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	131

Group Financial Statements

Notes to the Group Financial Statements continued

25. Retirement benefits continued

In respect of the defined benefit plans, the amounts recognised in the Group income statement, in ‘administrative expenses’, are:

	Pension plans
	UK			US			US Post-employment benefits			Total
	2017 $m	2016 $m	2015 $m	2017 $m	2016 $m	2015 $m	2017 $m	2016 $m	2015 $m	2017 $m	2016 $m	2015 $m
Net interest expense	1	1	1	2	2	3	1	1	1	4	4	5
Administration costs	–	–	1	1	1	1	–	–	–	1	1	2
Settlement gain	–	–	–	–	–	(2)	–	–	–	–	–	(2)
Operating profit	1	1	2	3	3	2	1	1	1	5	5	5

The settlement gain in 2015 resulted from the partial cash-out of the US Inter-Continental Hotels Pension Plan and comprised the difference between the accounting value of the liabilities extinguished and the amount of the lump sum payments.

Re-measurement gains and losses recognised in the Group statement of comprehensive income are:

	2017			2016			2015
	Plan assets $m	Plan obligations $m	Total $m	Plan assets $m	Plan obligations $m	Total $m	Plan assets $m	Plan obligations $m	Total $m
Return on plan assets (excluding amounts included in interest)	9	–	9	–	–	–	(7)	–	(7)
Actuarial gains and losses arising from changes in:
Demographic assumptions	–	1	1	–	6	6	–	5	5
Financial assumptions	–	(9)	(9)	–	(11)	(11)	–	10	10
Experience adjustments	–	(2)	(2)	–	1	1	–	2	2
Change in asset restriction (excluding amounts included in interest)	(3)	–	(3)	–	–	–	3	–	3
Other comprehensive income	6	(10)	(4)	–	(4)	(4)	(4)	17	13

The assets and liabilities of the schemes and the amounts recognised in the Group statement of financial position are:

	Pension plans
		UK		US	US Post-employment benefits		Total
	2017 $m	2016 $m	2017 $m	2016 $m	2017 $m	2016 $m	2017 $m	2016 $m
Retirement benefit assets
Fair value of plan assets	–	–	152	–	–	–	152	–
Present value of benefit obligations	–	–	(146)	–	–	–	(146)	–
Surplus in schemes	–	–	6	–	–	–	6	–
Asset restriction	–	–	(3)	–	–	–	(3)	–
Total retirement benefit assets	–	–	3	–	–	–	3	–

Retirement benefit obligations
Fair value of plan assets	–	–	–	148	–	–	–	148
Present value of benefit obligations	(29)	(27)	(51)	(195)	(24)	(22)	(104)	(244)
Total retirement benefit obligations	(29)	(27)	(51)	(47)	(24)	(22)	(104)	(96)

Total fair value of plan assets	–	–	152	148	–	–	152	148
Total present value of benefit obligations	(29)	(27)	(197)	(195)	(24)	(22)	(250)	(244)

132	IHG | Annual Report and Form 20-F 2017

25. Retirement benefits continued

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligations are:

	Pension plans
	UK			US			US Post-employment benefits
	2017%	2016%	2015%	2017%	2016%	2015%	2017%	2016%	2015%
Pensions increases	3.2	3.3	3.2	–	–	–	–	–	–
Discount rate	2.6	2.7	4.0	3.3	3.7	3.9	3.3	3.8	3.9
Inflation rate	3.2	3.3	3.2	–	–	–	–	–	–
Healthcare cost trend rate assumed for next year:
Pre-65 (ultimate rate reached in 2025)							7.7	7.0	7.5
Post-65 (ultimate rate reached in 2024)							8.7	8.3	9.0
Ultimate rate that the cost trend rate trends to							4.5	4.5	4.5

Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S2PA ‘light’ year of birth tables with projected mortality improvements using the CMI_2016 model and a 1.25% per annum long-term trend with age rated down by 0.7 and 2.3 years for pensioners and 0.5 and 2.6 years for non-pensioners, male and female respectively. In the US, the current assumptions are based on the RP-2014 Employee/Healthy Annuitant Generationally Projected with Scale MP-2017 mortality tables.

In both the UK and US, the assumptions have been revised during the year to reflect life expectancy at retirement age as follows:

	Pension plans
	UK			US
	2017 Years	2016 Years	2015 Years	2017 Years	2016 Years	2015 Years
Current pensioners at 65[a] – male	24	24	26	21	21	21
– female	26	26	29	23	23	23
Future pensioners at 65[b] – male	25	25	28	22	22	23
– female	28	28	31	24	24	25

[a]	Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.

[b]	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2037.

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

		UK		US
		Higher/ (lower) pension cost $m	Increase/ (decrease) in liabilities $m	Higher/ (lower) pension cost $m	Increase/ (decrease) in liabilities $m
Pensions increases	– 0.25% decrease	(0.1)	(1.1)	–	–
	– 0.25% increase	–	1.4	–	–
Discount rate	– 0.25% decrease	(0.1)	1.5	(0.1)	2.9
	– 0.25% increase	–	(1.4)	–	(2.7)
Inflation rate	– 0.25% increase	–	1.4	–	–
	– 0.25% decrease	(0.1)	(1.1)	–	–
Mortality rate	– One year increase	–	0.8	0.2	9.7

A one percentage point increase in assumed healthcare costs trend rate would increase the accumulated post-employment benefit obligations as at 31 December 2017 by $1.9m (2016: $1.9m, 2015: $2.0m) and a one percentage point decrease would decrease the obligations by $1.8m (2016: $1.7m, 2015: $1.8m).

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	133

Group Financial Statements

Notes to the Group Financial Statements continued

25. Retirement benefits continued

Movement in benefit obligation

	Pension plans				US Post-employment
	UK		US		benefits		Total
	2017 $m	2016 $m	2017 $m	2016 $m	2017 $m	2016 $m	2017 $m	2016 $m
Benefit obligation at 1 January	27	27	195	202	22	21	244	250
Interest expense	1	1	7	7	1	1	9	9
Benefits paid	(1)	–	(13)	(13)	(1)	(1)	(15)	(14)
Re-measurement losses	–	4	8	(1)	2	1	10	4
Exchange adjustments	2	(5)	–	–	–	–	2	(5)
Benefit obligation at 31 December	29	27	197	195	24	22	250	244

Comprising:
Funded plans	–	–	146	145	–	–	146	145
Unfunded plans	29	27	51	50	24	22	104	99
	29	27	197	195	24	22	250	244

Movement in plan assets

	Pension plans
	UK		US		US Post-employment benefits		Total
	2017 $m	2016 $m	2017 $m	2016 $m	2017 $m	2016 $m	2017 $m	2016 $m
Fair value of plan assets at 1 January	–	–	148	121	–	–	148	121
Company contributions	1	–	4	36	1	1	6	37
Benefits paid	(1)	–	(13)	(13)	(1)	(1)	(15)	(14)
Interest income	–	–	5	5	–	–	5	5
Re-measurement gains	–	–	9	–	–	–	9	–
Administration costs	–	–	(1)	(1)	–	–	(1)	(1)
Fair value of plan assets at 31 December	–	–	152	148	–	–	152	148
Company payments are expected to be $9m in 2018.

The plan assets are measured at fair value and comprise the following:

	US
	2017 $m	2016 $m
Investments quoted in active markets
Investment funds: fixed income securities	150	146
Unquoted investments
Cash	2	2
	152	148

	Pension plans
	UK		US		US Post-employment benefits		Total
	2017 $m	2016 $m	2017 $m	2016 $m	2017 $m	2016 $m	2017 $m	2016 $m
Movement in asset restriction
Balance at 1 January	–	–	–	–	–	–	–	–
Re-measurement losses	–	–	3	–	–	–	3	–
Balance at 31 December	–	–	3	–	–	–	3	–

134	IHG | Annual Report and Form 20-F 2017

25. Retirement benefits continued

Estimated future benefit payments

	Pension plans				US Post-employment
	UK		US		benefits		Total
	2017 $m	2016 $m	2017 $m	2016 $m	2017 $m	2016 $m	2017 $m	2016 $m
Within one year	–	–	14	14	1	1	15	15
Between one and five years	3	2	53	54	6	5	61	61
After five years	17	13	62	63	7	7	82	83
	20	15	129	131	14	13	158	159
Average duration of obligation (years)	20.5	21.0	10.3	10.3	10.4	10.2

The above table assumes a continuation of the US Inter-Continental Hotels Pension Plan.

26. Share-based payments

Annual Performance Plan

Under the IHG Annual Performance Plan (APP), eligible employees (including Executive Directors) can receive all or part of their bonus in the form of deferred shares and/or receive one-off awards of shares. Deferred shares are released on the third anniversary of the award date. Under the terms of awards that are referred to in this note, a fixed percentage of the award is made in the form of shares. Awards under the APP are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. The award of deferred shares under the APP is at the discretion of the Remuneration Committee.

The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related award by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the APP during the year and conditional rights over 234,918 (2016: 335,775, 2015: 265,285) shares were awarded to participants. In 2017 this number included 79,471 (2016: 103,071, 2015: 58,338) shares awarded as part of recruitment terms or for one-off individual awards.

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

Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for eligible employees. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards. During the year, conditional rights over 805,045 (2016: 1,355,721, 2015: 1,803,308) shares were awarded to employees under the plan, comprising 280,458 (2016: 888,518, 2015: 1,803,308) performance-related awards and 524,587 (2016: 467,203, 2015: nil) restricted stock units.

New plan rules for the LTIP were approved by shareholders at the AGM on 2 May 2014, and apply to awards made in respect of the 2015-17 and subsequent LTIP cycles. The new plan rules contain substantially the same terms as the superseded plan rules.

More detailed information on the performance measures for awards to Executive Directors is shown in the Directors’ Remuneration Report on pages 64 to 77.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	135

Group Financial Statements

Notes to the Group Financial Statements continued

26. Share-based payments continued

The Group recognised a cost of $21m (2016: $17m, 2015: $19m) in operating profit and $2m (2016: $nil, 2015: $nil) within exceptional administrative expenses related to equity-settled share-based payment transactions during the year, net of amounts borne by the System Fund.

No aggregate consideration was received in respect of ordinary shares issued under option schemes during 2017, 2016 or 2015.

The Group uses separate option pricing models and assumptions depending on the plan. The following table sets out information about awards granted in 2017, 2016 and 2015:

	APP			LTIP
		Binomial valuation model			Monte Carlo Simulation and Binomial valuation model
	2017	2016	2015	2017	2016	2015
Weighted average share price	3,781.0p	2,725.0p	2,565.0p	4,300.0p	2,846.0p	2,634.0p
Expected dividend yield	n/a	n/a	n/a	2.05%	2.55%	2.34%
Risk-free interest rate				0.10%	0.36%	0.59%
Volatility[a]				24%	24%	22%
Term (years)	3.0	3.0	3.0	3.0	3.0	3.0

[a]	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Movements in the awards outstanding under the schemes are as follows:

	APP		LTIP
	Number of shares thousands	Performance-related awards Number of shares thousands	Restricted stock units Number of shares thousands
Outstanding at 1 January 2015	768	6,120	–
Granted	265	1,803	–
Vested	(307)	(1,278)	–
Lapsed or cancelled	(37)	(1,370)	–
Outstanding at 31 December 2015	689	5,275	–
Granted	336	889	467
Vested	(229)	(915)	–
Share capital consolidation	(104)	–	–
Lapsed or cancelled	(7)	(1,048)	(18)
Outstanding at 31 December 2016	685	4,201	449
Granted	235	280	525
Vested	(263)	(928)	–
Share capital consolidation	(21)	–	–
Lapsed or cancelled	(20)	(1,160)	(58)
Outstanding at 31 December 2017	616	2,393	916

Fair value of awards granted during the year (cents)
2017	4,959.3	4,133.2	5,251.0
2016	3,671.9	1,768.0	3,624.5
2015	3,874.5	1,734.5	–

Weighted average remaining contract life (years)
At 31 December 2017	1.2	0.6	1.7
At 31 December 2016	1.2	0.9	2.2
At 31 December 2015	1.2	1.1	–

The above awards do not vest until the performance and service conditions have been met.

The weighted average share price at the date of exercise for share awards vested during the year was 3,804.7p (2016: 2,511.1p). The closing share price on 31 December 2017 was 4,719.0p and the range during the year was 3,655.4p to 4,719.0p per share.

136	IHG | Annual Report and Form 20-F 2017

27. Equity

Equity share capital

	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m
Allotted, called up and fully paid
At 1 January 2015 (ordinary shares of 15 265/329p each)	248	61	117	178
Exchange adjustments	–	(3)	(6)	(9)
At 31 December 2015 (ordinary shares of 15 265/329p each)	248	58	111	169
Share capital consolidation	(42)	–	–	–
Exchange adjustments	–	(10)	(18)	(28)
At 31 December 2016 (ordinary shares of 18 318/329p each)	206	48	93	141
Share capital consolidation	(9)	–	–	–
Exchange adjustments	–	5	8	13
At 31 December 2017 (ordinary shares of 19 17/21p each)	197	53	101	154

The authority given to the Company at the AGM held on 5 May 2017 to purchase its own shares was still valid at 31 December 2017. A resolution to renew the authority will be put to shareholders at the AGM on 4 May 2018.

The Company no longer has an authorised share capital.

On 23 February 2016, the Group announced a $1.5bn return of funds to shareholders by way of a special dividend and share consolidation. On 6 May 2016, shareholders approved the share consolidation on the basis of 5 new ordinary shares of 18 318/329p per share for every 6 existing ordinary shares of 15 265/329p, which became effective on 9 May 2016. The special dividend was paid to shareholders on 23 May 2016. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

On 21 February 2017, the Group announced a $400m return of funds to shareholders by way of a special dividend and share consolidation. On 5 May 2017, shareholders approved the share consolidation on the basis of 45 new ordinary shares of 19 17/21p per share for every 47 existing ordinary shares of 18 318/329p, which became effective on 8 May 2017. The special dividend was paid to shareholders on 22 May 2017. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

The balance classified as equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company’s equity share capital, comprising 19 17/21p shares. The share premium reserve represents the amount of proceeds received for shares in excess of their nominal value.

The nature and purpose of the other reserves shown in the Group statement of changes in equity on pages 90 to 92 of the Financial Statements is as follows:

Capital redemption reserve

This reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or cancelled.

Shares held by employee share trusts

Comprises $5.4m (2016: $10.5m, 2015: $18.3m) in respect of 0.2m (2016: 0.3m, 2015: 0.5m) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at 31 December 2017 of $12.1m (2016: $15.0m, 2015: $19.8m).

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

The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at 31 December 2017 was $nil (2016: $3m net liability, 2015: $3m net liability).

Treasury shares

During 2017, 0.9m (2016: 0.9m) treasury shares were transferred to the employee share trusts. As a result of the 2017 share consolidation, the number of shares held in treasury reduced by 0.4m (2016: reduced by 1.7m as a result of the 2016 share consolidation). At 31 December 2017, 7.6m shares (2016: 8.9m, 2015: 11.5m) with a nominal value of $2.0m (2016: $2.1m, 2015: $2.7m) were held as treasury shares at cost and deducted from retained earnings.

Non-controlling interest

A non-controlling interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group. Non-controlling interests are not material to the Group.

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	137

Group Financial Statements

Notes to the Group Financial Statements continued

28. Operating leases

During the year ended 31 December 2017, $86m (2016: $84m, 2015: $77m) was recognised as an expense in the Group income statement in respect of operating leases, net of amounts borne directly by the System Fund. The expense includes contingent rents of $32m (2016: $32m, 2015: $29m). $2m (2016: $2m, 2015: $3m) was recognised as income from sub-leases.

Future minimum lease payments under non-cancellable operating leases are as follows:

	2017 $m	2016 $m
Due within one year	56	53
One to two years	46	49
Two to three years	45	43
Three to four years	60	41
Four to five years	30	58
More than five years	297	346
	534	590

In addition, in certain circumstances the Group is committed to making additional lease payments that are contingent on the performance of the hotels that are being leased.

The average remaining term of these leases, which generally contain renewal options, is approximately 15 years (2016: 17 years). No material restrictions or guarantees exist in the Group’s lease obligations.

Total future minimum rentals expected to be received under non-cancellable sub-leases are $4m (2016: $4m).

29. Capital and other commitments

	2017 $m	2016 $m
Contracts placed for expenditure not provided for in the Financial Statements:
Property, plant and equipment	18	11
Intangible assets	86	86
	104	97

The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $33m at 31 December 2017 (2016: $36m) based on current forecasts. A loan facility of $5m (2016: $nil) has also been made available to a hotel owner which was undrawn at 31 December 2017.

138	IHG | Annual Report and Form 20-F 2017

30. Contingencies and guarantees

Security incidents

In 2016, the Group was notified of (a) a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data (the Kimpton Security Incident), and (b) a security incident that involved malware being installed on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties (the Americas Security Incident), together the Security Incidents. A provision of $5m was made at 31 December 2016, and remains in place at 31 December 2017 (see note 19), to cover the estimated cost of reimbursing the impacted card networks for counterfeit fraud losses and related expenses. At 31 December 2017, this estimate relates to both the Kimpton and Americas Security Incidents whereas at 31 December 2016 it was Kimpton related only. The estimates continue to involve significant judgement based on currently available information and remain subject to change as actual claims are made and new information comes to light.

The Group may be exposed to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the Security Incidents. Due to the general nature of the regulatory enquiries received and class action filings to date, it is not practicable to make a reliable estimate of the possible financial effects of any such claims on the Group at this time. To date, four lawsuits have been filed against IHG entities relating to the Security Incidents, all of which are in the early stages of litigation.

In respect of the $5m provision, it is expected that a proportion will be recoverable under the Group’s insurance programmes although this, together with any potential recoveries in respect of the contingent liabilities detailed above, will be subject to specific agreement with the relevant insurance providers.

Tax

In November 2017, the European Commission (EC) gave formal notice of a preliminary view it had reached that the Group Financing Exemption, included in the UK’s Controlled Foreign Company rules, is in breach of the EU’s State Aid rules. The EC will conduct its detailed investigation during 2018, with a final decision expected later in the year, or even in 2019. Should the EC conclude that the State Aid rules are breached, the UK can appeal before the General Court (and possibly the Court of Justice thereafter). The Group and its advisors consider that it is unlikely that a finding of State Aid will ultimately be upheld.

Other

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. At 31 December 2017, the amount provided in the Financial Statements was $6m (2016: $5m) and the maximum unprovided exposure under such guarantees was $31m (2016: $14m).

At 31 December 2017, the Group had outstanding letters of credit of $35m (2016: $37m) mainly relating to self insurance programmes.

The Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise contracts. At 31 December 2017, there were guarantees of $54m in place (2016: $33m).

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

At 31 December 2017, the Group had no other contingent liabilities (2016: $nil).

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	139

Group Financial Statements

Notes to the Group Financial Statements continued

31. Related party disclosures

	2017 $m	2016 $m	2015 $m
Total compensation of key management personnel
Short-term employment benefits	21.3	19.2	19.5
Contributions to defined contribution pension plans	0.6	0.8	0.7
Equity compensation benefits	10.2	7.4	6.2
Termination benefits	1.9	–	–
	34.0	27.4	26.4

There were no other transactions with key management personnel during the years ended 31 December 2017, 2016 or 2015.

Key management personnel comprises the Board and Executive Committee.

Related party disclosures for associates and joint ventures are as follows:

	Associates			Joint ventures			Total
	2017 $m	2016 $m	2015 $m	2017 $m	2016 $m	2015 $m	2017 $m	2016 $m	2015 $m
Revenue from associates and joint ventures	8	5	3	1	1	–	9	6	3
Loans to associates	–	9	7	–	–	–	–	9	7
Other amounts owed by associates and joint ventures	2	1	2	–	–	–	2	1	2

In addition, loans both to and from the Barclay associate of $237m (2016: $237m) are offset in accordance with the provisions of IAS 32 and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 2.0% in 2017 (2016: 1.4%)) and presented net in the Group income statement.

During 2015, short-term advances of $22m were made to the Barclay associate which were repaid on 31 December 2015.

32. System Fund

The Group operates a System Fund (the Fund) to collect and administer assessments and contributions from hotel owners (other than for Kimpton and InterContinental hotels) for specific use in marketing, the IHG Rewards Club loyalty programme and the Guest Reservation System. The Fund and loyalty programme are accounted for in accordance with the accounting policies set out on page 100 of the Financial Statements.

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

The following information is relevant to the operation of the Fund:

	2017 $m	2016 $m	2015 $m
Income[a]:
Assessment fees and contributions received from hotels	1,562	1,439	1,351
Proceeds from sale of IHG Rewards Club points	324	283	222
Key elements of expenditure[a]:
Marketing	321	335	308
IHG Rewards Club	452	360	345
Payroll costs	339	311	295
Net (deficit)/surplus for the year[a]	(69)	41	118
Interest payable to the Fund	7	3	2

[a]  Not included in the Group income statement in accordance with the Group’s accounting policies.

The payroll costs above relate to 5,555 (2016: 5,434, 2015: 5,416) employees whose costs are borne by the Fund.

The following liabilities relating to the Fund are included in the Group statement of financial position:

	2017 $m	2016 $m	2015 $m
System Fund surplus[a]	158	227	186
Loyalty programme liability[b]	760	685	649
	918	912	835

[a]	The System Fund surplus is included in Trade and other payables.

[b]	Comprising current liabilities of $343m and non-current liabilities of $417m.

The net change in the loyalty programme liability and Fund surplus contributed an inflow of $8m (2016: $65m, 2015: $42m) to the Group’s cash flow from operations.

140	IHG | Annual Report and Form 20-F 2017

33. Group companies

In accordance with Section 409 of the Companies Act 2006 a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2017 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by InterContinental Hotels Group PLC.

Fully owned subsidiaries

“IHG Management” d.o.o. Beograd (j)

24th Street Operator Sub, LLC (g) (k)

36th Street IHG Sub, LLC (g) (k)

426 Main Ave LLC (g) (k)

46 Nevins Street Associates, LLC (g) (k)

2250 Blake Street Hotel, LLC (g) (k)

Allegro Management LLC (g) (k)

Alpha Kimball Hotel LLC (g) (k)

American Commonwealth Assurance Co.

Ltd. (m)

Asia Pacific Holdings Limited (n)

Barclay Operating Corp. (k)

BHMC Canada Inc. (o)

BHR Holdings B.V. (p)

BHR Luxembourg SARL (q)

BHR Pacific Holdings, Inc. (k)

BHTC Canada Inc. (o)

BOC Barclay Sub LLC (g) (cj)

Bristol Oakbrook Tenant Company (k)

Café Biarritz (n)

Cambridge Lodging LLC (g) (k)

Capital Lodging LLC (g) (k)

Compañia Inter-Continental De Hoteles

El Salvador SA (n)

Crowne Plaza Amsterdam (Management)

B.V. (r)

Crowne Plaza LLC (g) (k)

Cumberland Akers Hotel LLC (g) (k)

Dunwoody Operations, Inc. (k)

Edinburgh IC Limited (s)

EVEN Real Estate Holding LLC (g) (k)

General Innkeeping Acceptance

Corporation (b) (l)

Guangzhou SC Hotels Services Ltd. (t)

H.I. (Ireland) Limited (u)

HI Sugarloaf, LLC (g) (ci)

Hale International Ltd. (v)

HC International Holdings, Inc. (w)

HH France Holdings SAS (x)

HH Hotels (EMEA) B.V. (p)

HH Hotels (Romania) SRL (y)

HIM (Aruba) NV (z)

Hoft Properties LLC (g) (k)

Holiday Hospitality Franchising, LLC (g) (k)

Holiday Inn Mexicana S.A. de C.V. (ab)

Holiday Inns (China) Ltd (ac)

Holiday Inns (Chongqing), Inc. (l)

Holiday Inns (Courtalin) Holdings SAS (x)

Holiday Inns (Courtalin) SAS (b) (x)

Holiday Inns (England) Ltd. (n)

Holiday Inns (Germany), LLC (g) (l)

Holiday Inns (Guangzhou), Inc. (l)

Holiday Inns (Jamaica) Inc. (l)

Holiday Inns (Malaysia) Ltd. (ac)

Holiday Inns (Middle East) Ltd. (ac)

Holiday Inns (Philippines), Inc. (l)

Holiday Inns (Saudi Arabia), Inc. (l)

Holiday Inns (South East Asia) Inc. (l)

Holiday Inns (Thailand) Ltd. (ac)

Holiday Inns (UK), Inc. (l)

Holiday Inns Crowne Plaza (Hong Kong),

Inc. (l)

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

IHC Buckhead, LLC (g) (ci)

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

IHG Commission Services SRL (co)

IHG Community Development, LLC (g) (ci)

IHG Cyprus Limited (bw)

IHG de Argentina SA (al)

IHG ECS (Barbados) SRL (co)

IHG Franchising Brasil Ltda (bd)

IHG Franchising DR Corporation (k)

IHG Franchising, LLC (g) (k)

IHG Hotels (New Zealand) Limited (an)

IHG Hotels Limited (n)

IHG Hotels Management (Australia) Pty

Limited (d) (aa)

IHG Hotels Nigeria Limited (ao)

IHG Hotels South Africa (Pty) Ltd (ap)

IHG International Partnership (n)

IHG Istanbul Otel Yönetim Limited Sirketi (bx)

IHG Japan (Management) LLC (ar)

IHG Japan (Osaka) LLC (ar)

IHG Management (Maryland) LLC (g) (as)

IHG Management (Netherlands) B.V. (p)

IHG Management MD Barclay Sub LLC (g) (cj)

IHG Management SL d.o.o (bo)

IHG Orchard Street Member, LLC (g) (k)

IHG PS Nominees Limited (n)

IHG Systems Pty Ltd (d) (aa)

IHG Szalloda Budapest Szolgaltato Kft. (at)

IND East Village SD Holdings, LLC (g) (k)

InterContinental Berlin Service Company

GmbH (au)

InterContinental (Branston) 1 Limited (c) (n)

InterContinental (PB) 1 (n)

InterContinental (PB) 2 (ay)

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

Ltd (aq)

InterContinental Hotels Group (Japan) Inc. (l)

InterContinental Hotels Group (New Zealand)

Limited (an)

InterContinental Hotels Group (Shanghai)

Ltd. (bb)

InterContinental Hotels Group Customer Services Ltd. (n)

InterContinental Hotels Group do Brasil

Limitada (bc)

InterContinental Hotels Group Healthcare Trustee Limited (n)

InterContinental Hotels Group Operating

Corp. (e) (k)

InterContinental Hotels Group Resources

Inc. (b) (k)

InterContinental Hotels Group Services

Company (n)

InterContinental Hotels Italia, S.r.L. (be)

InterContinental Hotels Limited (a) (n)

InterContinental Hotels Management

GmbH (bf)

InterContinental Hotels Nevada

Corporation (ck)

Inter-Continental Hotels of San Francisco

Inc. (k)

Inter-Continental IOHC (Mauritius) Limited (bg)

Inter-Continental Management (Australia) Pty

Limited (aa)

InterContinental Management AM LLC (cm)

InterContinental Management Bulgaria

EOOD (bp)

InterContinental Management France SAS (x)

InterContinental Management Poland sp.

z.o.o (cn)

InterContinental Overseas Holding

Corporation (k)

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	141

Group Financial Statements

Notes to the Group Financial Statements continued

33. Group companies continued

Fully owned subsidiaries continued

KG Benefits LLC (g) (k)

KG Gift Card Inc. (bz)

KG Liability LLC (g) (k)

KG Technology, LLC (g) (k)

KHP Washington Operator LLC (g) (k)

KHRG 11th Avenue Hotel LLC (g) (k)

KHRG 851 LLC (g) (k)

KHRG Aertson LLC (g) (k)

KHRG Alexandria LLC (g) (k)

KHRG Alexis, LLC (g) (k)

KHRG Allegro, LLC (g) (k)

KHRG Argyle, LLC (g) (k)

KHRG Austin Beverage Company, LLC (g) (k)

KHRG Baltimore, LLC (g) (k)

KHRG Born LLC (g) (k)

KHRG Boston Hotel, LLC (g) (k)

KHRG Canary LLC (g) (k)

KHRG Cayman LLC (g) (k)

KHRG Cayman Employer Ltd. (k)

KHRG DC 1731 LLC (g) (k)

KHRG DC 2505 LLC (g) (k)

KHRG Donovan LLC (g) (k)

KHRG Employer, LLC (g) (k)

KHRG Goleta LLC (g) (k)

KHRG Gray LLC (g) (k)

KHRG Gray U2 LLC (g) (k)

KHRG Hillcrest, LLC (g) (k)

KHRG Huntington Beach LLC (g) (k)

KHRG King Street, LLC (g) (k)

KHRG La Peer LLC (g) (k)

KHRG Miami Beach LLC (g) (k)

KHRG Muse LLC (g) (k)

KHRG NPC LLC (g) (k)

KHRG Onyx LLC (g) (k)

KHRG Palladian LLC (g) (k)

KHRG Palomar Phoenix LLC (g) (k)

KHRG Philly Monaco LLC (g) (k)

KHRG Pittsburgh LLC (g) (k)

KHRG Reynolds LLC (g) (k)

KHRG Riverplace LLC (g) (k)

KHRG Sacramento LLC (g) (k)

KHRG Savannah LLC (g) (k)

KHRG Schofield LLC (g) (k)

KHRG Sedona LLC (g) (k)

KHRG SFD LLC (g) (k)

KHRG State Street LLC (g) (k)

KHRG Sutter LLC (g) (k)

KHRG Sutter Union LLC (g) (k)

KHRG Taconic LLC (g) (k)

KHRG Tariff LLC (g) (k)

KHRG Texas Hospitality, LLC (g) (k)

KHRG Texas Operations, LLC (g) (k)

KHRG Tryon LLC (g) (k)

KHRG Vero Beach, LLC (g) (k)

KHRG Vintage Park LLC (g) (k)

KHRG VZ Austin LLC (g) (k)

KHRG Wabash LLC (g) (k)

KHRG Westwood, LLC (g) (k)

KHRG Wilshire LLC (g) (k)

KHRG WPB LLC (g) (k)

KHRG Zamora LLC (g) (k)

Kimpton Hollywood Licenses LLC (g) (k)

Kimpton Hotel & Restaurant Group, LLC (g) (k)

Kimpton Phoenix Licenses Holdings LLC (g) (k)

Kimpton Sedona Licenses LLC (g) (k)

Louisiana Acquisitions Corp. (k)

Mercer Fairview Holdings LLC (g) (k)

MH Lodging LLC (g) (k)

PML Services LLC (g) (as)

Pollstrong Limited (n)

Powell Pine, Inc. (k)

Priscilla Holiday of Texas, Inc. (cl)

PT SC Hotels & Resorts Indonesia (bh)

Resort Services International (Cayo Largo)

L.P. (ci)

RM Lodging LLC (g) (k)

SBS Maryland Beverage Company LLC (g) (as)

SC Cellars Limited (ay)

SC Hotels International Services, Inc. (k)

SC Leisure Group Limited (n)

SC NAS 2 Limited (n)

SC Quest Limited (n)

SC Reservations (Philippines) Inc. (l)

SCH Insurance Company (bi)

SCIH Branston 3 (n)

Semiramis for training of Hotel Personnel

and Hotel Management SAE (ch)

SF MH Acquisition LLC (g) (k)

Six Continents Corporate Services (ay)

Six Continents Holdings Limited (n)

Six Continents Hotels de Colombia SA (bj)

Six Continents Hotels International Limited (n)

Six Continents Hotels, Inc. (k)

Six Continents International Holdings B.V. (p)

Six Continents Investments Limited (f) (n)

Six Continents Limited (n)

Six Continents Overseas Holdings Limited (n)

Six Continents Restaurants Limited (n)

SixCo North America, Inc. (w)

Solamar Lodging LLC (g) (k)

Southern Pacific Hotel Corporation (BVI) Ltd. (v)

Southern Pacific Hotels Properties Limited (v)

SPHC Group Pty Ltd. (aa)

SPHC Management Ltd. (bq)

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

(19.9%) (g) (h) (k)

Alkoer, S. de R.L. de C.V. (50%) (h) (cg)

BCRE IHG 180 Orchard Holdings LLC

(49%) (g) (cf)

Beijing Orient Express Hotel Co., Ltd.

(16.24%) (bm)

Blue Blood (Tianjin) Equity Investment

Management Co., Limited (30.05%) (bn)

Carr Clark SWW Subventure, LLC

(26.67%) (g) (ca)

Carr Waterfront Hotel, LLC (11.46%) (g) (h) (ca)

China Hotel Investment Limited(30.05%) (i) (am)

Desarrollo Alkoer Irapuato S. de R.L. de C.V.

(50%) (cg)

Desarrollo Alkoer Silao S. de R.L. de C.V.

(50%) (cg)

Gestion Hotelera Gestel, C.A. (50%) (c) (h) (ba)

H.I. Soaltee Hotel Company Private Ltd

(33.4%) (br)

Hotel JV Services LLC (16.67%) (c) (g) (cb)

Inter-Continental Hotels Saudi Arabia Limited

(40%) (bs)

NF III Seattle, LLC (25%) (g) (cc)

Nuevas Fronteras S.A. (23.66%) (cd)

Panacon (33.33%) (ce)

President Hotel & Tower Co Ltd. (30%) (bu)

Tianjin ICBCI IHG Equity Investment Fund

Management Co., Limited (21.04%) (bv)

142	IHG | Annual Report and Form 20-F 2017

33. Group companies continued

Key
(a)	Directly owned by InterContinental Hotels Group PLC
(b)	Ordinary shares and preference shares
(c)	Ordinary A and ordinary B shares
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

Registered addresses
(j)	Beograd, Cincar, Jankova 3, Serbia
(k)	1209 Orange Street, Wilmington, DE 19801, USA
(l)	800 S. Gay Street, Suite 201, Knoxville, TN 37929, USA
(m)	Clarendon House, Church Street West, Bermuda
(n)	Broadwater Park, Denham, Buckinghamshire, UB9 5HR, UK
(o)	199 Bay Street, Suite 2800, Commerce Court West, Toronto, ON M5L 1A9, Canada
(p)	Kingsfordweg 151, 1043 GR Amsterdam, The Netherlands
(q)	26 Blvd. Royal, L-2449, Luxembourg
(r)	Nieuwezijds Voorburgwal 5, 1012 RC Amsterdam, The Netherlands
(s)	Caledonian Exchange, 19a Canning Street, Edinburgh, EH3 8HE, UK
(t)	Building 4, No. 13 Xiao Gang Zhong Ma Road, Zhuhai District, Guangzhou, Guangdong, P.R. China
(u)	29 Earlsfort Terrace, Dublin 2, D02 AY28, Ireland
(v)	Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands
(w)	Wilmington Trust SP Services, Inc. 1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA
(x)	31–33 rue Mogador – 75009 Paris, France
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
(au)	Budapester Str. 2, D-10787, Berlin, Germany
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
(az)	361 San Francisco Street Penthouse, San Juan, PR 00901, Puerto Rico
(ba)	Hotel Tamanaco Inter-Continental, Final Av. Ppal, Mercedes, Caracas, Venezuela
(bb)	2nd Floor, Citigroup Tower, No. 33 Huayuanshiqiao Road, Pudong, Shanghai, P.R. China
(bc)	Alameda Jau 536, Suite 3S-C, Sao Paulo, Brazil
(bd)	Alameda Jau 536, Suite 3S-D, Sao Paulo, Brazil
(be)	Bastioni di Porta Nuova 21, 20121 Milano, Italy
(bf)	Am Hauptbahnhof, D-60329, Frankfurt, Germany
(bg)	JurisTax Services Ltd, Level 12, NeXTeracom Tower II, Ebene, Mauritius
(bh)	Menara Impreium 22nd Floor, Suite D, JI. HR. Rasuna Said Kav.1, Guntur Sub-district, Setiabudi District, South Jakarta 12980, Indonesia
(bi)	150 South Champlain Street, Burlington, VT 05401, USA
(bj)	Calle 16, No 28–51, Variante las Palmas, Colombia

(bk)	Suite B, Ground Floor, Regal House, Queensway, Gibraltar
(bl)	Suite 2500, 1000 De La Gauchetiere St. West, Montreal QC H3B 0A2, Canada
(bm)	Room 311, Building 1, No 16 East Wen Hua Yuan Road, Beijing Economy and Technology Development Zone, Beijing, P.R. China
(bn)	Room N306, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R. China
(bo)	Cesta v Mestni log 1, 1000 Ljubljana, Slovenia
(bp)	4fl. 51B Bulgaria Blvd., Triaditsa, Sofia, Bulgaria
(bq)	C/o Holiday Inn & Suites, Cnr Waigani Drive & Wards Road, Port Moresby, National Capital District, Papua New Guinea
(br)	Tahachal, Kathmandu, Nepal
(bs)	Madinah Road, Jeddah, P.O Box 9456, Post Code 21413, Jeddah, Saudi Arabia
(bt)	20th Floor Menara Haw Par, Jalan Sultan Ismail, Kuala Lumpur, Wilayah Persekutuan, 50250, Malaysia
(bu)	971, 973 Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330, Thailand
(bv)	Room R316, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R. China
(bw)	195 Arch. Markarios III Ave., Neocleous House, 3030 Limassol, Cyprus
(bx)	Eski Büyükdere Cd. Park Plaza No:14 K:4 Maslak – Sarıyer, Istanbul, Turkey
(by)	Paseo de la Castellana 49, 28046 Madrid, Spain
(bz)	818 West 7th Street, Los Angeles, CA 90017, USA
(ca)	Carr Hospitality, LLC, 1455 Pennsylvania Avenue, NW, Suite 100, Washington, DC 20004, USA
(cb)	2711 Centerville Road, Suite 400, Wilmington, DE 19805, USA
(cc)	2000 Monarch Tower, 3424 Peachtree Road, N.E., Atlanta, GA 30326, USA
(cd)	Moreno 809 2 Piso, Buenos Aires, Argentina
(ce)	Pan-American Life Insurance Company, 601 Poydras Street, New Orleans, LA 70130, USA
(cf)	Brack Capital Real Estate Ltd., 885 Third Avenue, 24th Floor, New York, NY 10022, USA
(cg)	Campos Elíseos 223, piso 7, Colonia Polanco, 11560, Mexico City, Mexico
(ch)	Ground Floor, Al Kamel Law Building, Plot 52-b, Banks Area, Six of October City, Egypt
(ci)	289 S. Culver Street, Lawrenceville, GA 30046, USA
(cj)	111 Eighth Avenue, New York, NY 10011, USA
(ck)	701 S. Carson Street, Suite 200, Carson City, NV 89701, USA
(cl)	11003 Onion Creek Court, Austin, TX 78747, USA
(cm)	10, V. Sargsyan Str, office 114, Yerevan 0010, Armenia
(cn)	Al. Jerozolimskie 56C, 00-803 Warsaw, Poland
(co)	Suite 1, Ground Floor, The Financial Services Centre, Bishops Court Hill, St. Michael, Barbados, BB14004

IHG | Annual Report and Form 20-F 2017 | Group Financial Statements | Notes	143

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

144	IHG | Annual Report and Form 20-F 2017

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2017 | Parent Company Financial Statements	145

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

146	IHG | Annual Report and Form 20-F 2017

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2017 | Parent Company Financial Statements	147

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

148	IHG | Annual Report and Form 20-F 2017

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2017 | Parent Company Financial Statements	149

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

150	IHG | Annual Report and Form 20-F 2017

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2017 | Parent Company Financial Statements	151

Additional Information

Additional

Information

154	Other financial information
160	Directors’ Report
164	Group information
164	History and developments
164	Risk factors
167	Directors’ and Executive Committee members’ shareholdings
168	Executive Directors’ benefits upon termination of office
168	Description of securities other than equity securities
169	Articles of Association
170	Working Time Regulations 1998
171	Material contracts
172	Legal proceedings
172	Exchange controls and restrictions on payment of dividends
173	Shareholder information
173	Taxation
175	Disclosure controls and procedures
176	Summary of significant corporate governance differences from NYSE listing standards
177	Selected five-year consolidated financial information
178	Return of funds
178	Purchases of equity securities by the Company and affiliated purchasers
179	Share price information
179	Dividend history
180	Shareholder profiles
181	Exhibits
182	Form 20-F cross-reference guide
184	Glossary
186	Useful information
186	Investor information
187	Financial calendars
187	Contacts
188	Forward-looking statements

Hotel Indigo London – Kensington, UK

152	IHG | Annual Report and Form 20-F 2017

IHG | Annual Report and Form 20-F 2017 | Additional Information	153

Additional Information

Other financial information

Use of Non-GAAP measures

In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures.

Further explanation in relation to these measures can be found on page 26.

Underlying revenue and underlying operating profit Non-GAAP reconciliations

The tables on pages 154 and 155:

•	Show underlying revenue and underlying operating profit on both an actual and constant currency basis[a];

•	Reconcile segmental underlying revenue and underlying operating profit to Group underlying revenue and operating profit;

•	Show underlying Group fee revenue and Group fee margin on both an actual and constant currency basis[a]; and

•	Reconcile Group underlying revenue and underlying operating profit to the GAAP measures included in the Group Financial Statements.

Highlights for the year ended 31 December 2017

	Revenue				Operating profit
At actual exchange rates	2017 $m	2016 $m	Change $m	Change %	2017 $m	2016 $m	Change $m	Change %
Per Group income statement	1,784	1,715	69	4.0	763	678	85	12.5
Managed leases	(163)	(162)	(1)	(0.6)	(4)	(7)	3	42.9
Exceptional items	–	–	–	–	(4)	29	(33)	(113.8)
Underlying at actual exchange rates	1,621	1,553	68	4.4	755	700	55	7.9

	At actual exchange rates				At constant currency
	2017 $m	2016 $m	Change $m	Change %	2017 $m	2016 $m	Change $m	Change %
Underlying revenue
Americas	991	959	32	3.3	996	959	37	3.9
Europe	164	150	14	9.3	165	150	15	10.0
AMEA	192	186	6	3.2	195	186	9	4.8
Greater China	126	117	9	7.7	128	117	11	9.4
Central	148	141	7	5.0	149	141	8	5.7
Underlying Group revenue	1,621	1,553	68	4.4	1,633	1,553	80	5.2
Owned and leased revenue included above	(184)	(173)	(11)	(6.4)	(184)	(173)	(11)	(6.4)
Underlying Group fee revenue	1,437	1,380	57	4.1	1,449	1,380	69	5.0

Underlying operating profit
Americas	644	633	11	1.7	649	633	16	2.5
Europe	86	73	13	17.8	85	73	12	16.4
AMEA	83	77	6	7.8	86	77	9	11.7
Greater China	52	45	7	15.6	52	45	7	15.6
Central	(110)	(128)	18	14.1	(113)	(128)	15	11.7
Underlying Group operating profit	755	700	55	7.9	759	700	59	8.4
Owned and leased profit included above	(31)	(26)	(5)	(19.2)	(31)	(26)	(5)	(19.2)
Underlying Group fee profit	724	674	50	7.4	728	674	54	8.0

Group fee margin	50.4%	48.8%	–	1.6ppts	50.2%	48.8%	–	1.4ppts

[a]	IHG’s method for calculating the constant currency amounts of entities reporting in currencies other than US dollars is to translate the current period results into US dollars using the prior period’s exchange rate. For example, if a UK entity generated revenue of £100m in 2017 and 2016, the Group Financial Statements would report revenue of $128m in 2017 and $135m in 2016, using the respective average exchange rates for the year of $1=£0.78 and $1=£0.74. For constant currency reporting, 2017 revenue would be translated at $1=£0.74 giving a US dollar value of $135m, thereby showing that underlying revenue was flat year-on-year.

154	IHG | Annual Report and Form 20-F 2017

Highlights for the year ended 31 December 2016

	Revenue				Operating profit
At actual exchange rates	2016 $m	2015 $m	Change $m	Change %	2016 $m	2015 $m	Change $m	Change %
Per Group income statement	1,715	1,803	(88)	(4.9)	678	1,499	(821)	(54.8)
Owned asset disposals	–	(128)	128	100.0	–	(30)	30	100.0
Managed leases	(162)	(159)	(3)	(1.9)	(7)	(6)	(1)	(16.7)
Liquidated damages	–	(3)	3	100.0	–	(3)	3	100.0
Exceptional items	–	–	–	–	29	(819)	848	103.5
Underlying at actual exchange rates	1,553	1,513	40	2.6	700	641	59	9.2

	At actual exchange rates				At constant currency
	2016 $m	2015 $m	Change $m	Change %	2016 $m	2015 $m	Change $m	Change %
Underlying revenue
Americas	959	914	45	4.9	967	914	53	5.8
Europe	150	160	(10)	(6.3)	161	160	1	0.6
AMEA	186	195	(9)	(4.6)	187	195	(8)	(4.1)
Greater China	117	109	8	7.3	123	109	14	12.8
Central	141	135	6	4.4	144	135	9	6.7
Underlying Group revenue	1,553	1,513	40	2.6	1,582	1,513	69	4.6
Owned and leased revenue included above	(173)	(164)	(9)	(5.5)	(173)	(164)	(9)	(5.5)
Underlying Group fee revenue (inc Kimpton)	1,380	1,349	31	2.3	1,409	1,349	60	4.4

Underlying operating profit
Americas	633	594	39	6.6	640	594	46	7.7
Europe	73	76	(3)	(3.9)	76	76	–	–
AMEA	77	81	(4)	(4.9)	78	81	(3)	(3.7)
Greater China	45	41	4	9.8	47	41	6	14.6
Central	(128)	(151)	23	15.2	(139)	(151)	12	7.9
Underlying Group operating profit	700	641	59	9.2	702	641	61	9.5
Owned and leased profit included above	(26)	(27)	1	3.7	(26)	(27)	1	3.7
Underlying Group fee profit (inc Kimpton)	674	614	60	9.8	676	614	62	10.1

IHG | Annual Report and Form 20-F 2017 | Additional Information | Other financial information	155

Additional Information

Other financial information continued

Underlying earnings per ordinary share reconciliation

The following table reconciles basic earnings per ordinary share to underlying earnings per ordinary share.

		12 months ended
		31 December
		2017 $m	2016 $m
Basic earnings per ordinary share
Profit available for equity holders		592	414
Basic weighted average number of ordinary shares (millions)		193	212
Basic earnings per ordinary share (cents)		306.7	195.3
Underlying earnings per ordinary share
Profit available for equity holders		592	414
Adjusted for:
Exceptional items before tax		(4)	29
Tax on exceptional items		2	(12)
Exceptional tax credit		(118)	–
Managed leases		(4)	(7)
Tax on managed leases		1	2
Currency effect		4	–
Underlying profit available for equity holders		473	426
Underlying earnings per ordinary share (cents)		245.1	200.9
Net capital expenditure reconciliation The following table reconciles net cash from investing activities to net capital expenditure as included in the Group Financial Statements.
		12 months ended 31 December
		2017 $m	2016 $m
Net cash from investing activities		(263)	(216)
Adjusted for:
Tax paid on disposals		25	–
System Fund depreciation and amortisation		36	31
Net capital expenditure		(202)	(185)
Add back:
Disposal receipts		(104)	(25)
System Fund depreciation and amortisation		(36)	(31)
Gross capital expenditure		(342)	(241)
Analysed as:
Capital expenditure: maintenance and key money		(115)	(96)
Capital expenditure: recyclable investments		(85)	(40)
Capital expenditure: System Fund investments		(142)	(105)
Gross capital expenditure		(342)	(241)
Free cash flow reconciliation The following table reconciles net cash from operating activities to free cash flow.
	12 months ended 31 December
	2017 $m	2016 $m	2015 $m
Net cash from operating activities	634	752	628
Less:
Purchase of shares by employee share trusts	(3)	(10)	(47)
Capital expenditure: maintenance and key money	(115)	(96)	(115)
Cash receipt from renegotiation of long-term partnership agreements	–	(95)	–
Free cash flow	516	551	466

156	IHG | Annual Report and Form 20-F 2017

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

The following tables present RevPAR statistics for the year ended 31 December 2017 and a comparison to 2016. Franchised, managed, owned and leased statistics are for comparable hotels, and include only those hotels in the Group’s system at 31 December 2017 and franchised, managed, owned or leased by the Group since 1 January 2016.

The comparison with 2016 is at constant US$ exchange rates.

	Franchised		Managed		Owned and leased
	2017	Change vs 2016	2017	Change vs 2016	2017	Change vs 2016
Americas
InterContinental
Occupancy	68.8%	1.6ppt	78.6%	0.4ppt	83.0%	1.4ppt
Average daily rate	$138.68	(0.7)%	$233.31	(1.3)%	$324.33	1.7%
RevPAR	$95.41	1.6%	$183.35	(0.9)%	$269.05	3.5%
Kimpton
Occupancy	–	–	81.9%	0.2ppt	–	–
Average daily rate	–	–	$231.43	0.2%	–	–
RevPAR	–	–	$189.46	0.4%	–	–
Crowne Plaza
Occupancy	67.8%	(0.2)ppt	79.0%	0.3ppt	–	–
Average daily rate	$121.65	2.2%	$138.22	0.9%	–	–
RevPAR	$82.42	1.9%	$109.20	1.2%	–	–
Hotel Indigo
Occupancy	70.5%	1.5ppt	83.7%	7.7ppt	–	–
Average daily rate	$144.37	(0.8)%	$235.89	1.4%	–	–
RevPAR	$101.75	1.3%	$197.33	11.6%	–	–
EVEN Hotels
Occupancy	–	–	91.0%	4.8ppt	66.4%	(3.1)ppt
Average daily rate	–	–	$236.20	(5.0)%	$132.10	1.6%
RevPAR	–	–	$215.03	0.4%	$87.74	(2.9)%
Holiday Inn
Occupancy	66.6%	0.2ppt	71.3%	0.3ppt	80.1%	6.9ppt
Average daily rate	$111.58	1.5%	$129.74	(0.4)%	$160.26	2.7%
RevPAR	$74.29	1.9%	$92.54	(0.0)%	$128.39	12.4%
Holiday Inn Express
Occupancy	68.7%	0.3ppt	–	–	–	–
Average daily rate	$112.64	1.3%	–	–	–	–
RevPAR	$77.43	1.7%	–	–	–	–
Staybridge Suites
Occupancy	75.7%	0.1ppt	81.6%	(0.7)ppt	–	–
Average daily rate	$114.40	1.5%	$138.75	0.1%	–	–
RevPAR	$86.60	1.7%	$113.28	(0.7)%	–	–
Candlewood Suites
Occupancy	72.6%	1.0ppt	79.8%	(0.5)ppt	–	–
Average daily rate	$84.31	2.2%	$82.63	1.1%	–	–
RevPAR	$61.25	3.6%	$65.98	0.4%	–	–

IHG | Annual Report and Form 20-F 2017 | Additional Information | Other financial information	157

Additional Information

Other financial information continued

RevPAR, average daily rate and occupancy continued

	Franchised		Managed		Owned and leased
	2017	Change vs 2016	2017	Change vs 2016	2017	Change vs 2016
Europe
InterContinental
Occupancy	73.3%	1.5ppt	70.6%	1.9ppt	–	–
Average daily rate	$163.80	10.6%	$220.38	3.3%	–	–
RevPAR	$120.00	12.9%	$155.60	6.2%	–	–
Crowne Plaza
Occupancy	73.5%	3.1ppt	74.1%	3.0ppt	–	–
Average daily rate	$113.16	2.0%	$135.86	4.1%	–	–
RevPAR	$83.20	6.6%	$100.72	8.5%	–	–
Hotel Indigo
Occupancy	79.0%	1.8ppt	78.2%	2.5ppt	–	–
Average daily rate	$136.97	1.2%	$170.82	9.8%	–	–
RevPAR	$108.26	3.6%	$133.52	13.4%	–	–
Holiday Inn
Occupancy	73.1%	2.0ppt	74.7%	4.7ppt	–	–
Average daily rate	$95.04	2.8%	$82.81	4.7%	–	–
RevPAR	$69.52	5.6%	$61.89	11.7%	–	–
Holiday Inn Express
Occupancy	78.1%	1.3ppt	68.0%	6.2ppt	–	–
Average daily rate	$88.49	4.5%	$57.71	5.7%	–	–
RevPAR	$69.09	6.3%	$39.26	16.2%	–	–
Staybridge Suites
Occupancy	81.1%	(1.6)ppt	–	–	–	–
Average daily rate	$120.21	4.4%	–	–	–	–
RevPAR	$97.53	2.3%	–	–	–	–
Asia, Middle East and Africa (AMEA)
InterContinental
Occupancy	78.4%	1.6ppt	72.2%	2.0ppt	47.4%	(5.9)ppt
Average daily rate	$180.20	(1.9)%	$198.85	(0.1)%	$114.41	(3.7)%
RevPAR	$141.31	0.1%	$143.57	2.8%	$54.26	(14.4)%
Crowne Plaza
Occupancy	75.4%	(0.1)ppt	72.7%	1.1ppt	–	–
Average daily rate	$100.87	1.5%	$119.24	(1.5)%	–	–
RevPAR	$76.00	1.4%	$86.68	0.1%	–	–
Hotel Indigo
Occupancy	–	–	73.8%	(2.9)ppt	–	–
Average daily rate	–	–	$101.26	13.0%	–	–
RevPAR	–	–	$74.78	8.7%	–	–
Holiday Inn
Occupancy	67.2%	0.9ppt	75.7%	2.1ppt	97.1%	1.6ppt
Average daily rate	$107.44	(5.9)%	$94.03	(0.6)%	$125.25	8.2%
RevPAR	$72.18	(4.7)%	$71.18	2.3%	$121.58	10.0%
Holiday Inn Express
Occupancy	71.1%	2.3ppt	72.3%	4.4ppt	–	–
Average daily rate	$62.38	(6.2)%	$67.36	0.6%	–	–
RevPAR	$44.36	(3.0)%	$48.66	7.1%	–	–
Staybridge Suites
Occupancy	–	–	73.8%	2.0ppt	–	–
Average daily rate	–	–	$133.08	4.8%	–	–
RevPAR	–	–	$98.18	7.7%	–	–
Other
Occupancy	83.6%	4.7ppt	88.6%	(0.3)ppt	–	–
Average daily rate	$77.71	3.9%	$104.80	6.6%	–	–
RevPAR	$64.98	10.1%	$92.87	6.2%	–	–

158	IHG | Annual Report and Form 20-F 2017

	Franchised		Managed		Owned and leased
	2017	Change vs 2016	2017	Change vs 2016	2017	Change vs 2016
Greater China
InterContinental
Occupancy	86.8%	3.3ppt	65.7%	3.2ppt	–	–
Average daily rate	$212.78	3.0%	$125.25	(1.2)%	–	–
RevPAR	$184.79	7.0%	$82.29	3.9%	–	–
HUALUXE
Occupancy	–	–	49.2%	8.3ppt	–	–
Average daily rate	–	–	$51.61	0.8%	–	–
RevPAR	–	–	$25.41	21.2%	–	–
Crowne Plaza
Occupancy	–	–	63.2%	4.7ppt	–	–
Average daily rate	–	–	$79.03	0.4%	–	–
RevPAR	–	–	$49.98	8.5%	–	–
Hotel Indigo
Occupancy	–	–	74.7%	3.2ppt	–	–
Average daily rate	–	–	$175.48	(2.5)%	–	–
RevPAR	–	–	$131.02	1.8%	–	–
Holiday Inn
Occupancy	83.4%	8.2ppt	68.2%	3.2ppt	–	–
Average daily rate	$107.95	(3.3)%	$69.27	0.7%	–	–
RevPAR	$90.01	7.3%	$47.21	5.7%	–	–
Holiday Inn Express
Occupancy	56.8%	(13.0)ppt	70.3%	2.0ppt	–	–
Average daily rate	$29.46	8.0%	$49.53	2.7%	–	–
RevPAR	$16.74	(12.1)%	$34.82	5.7%	–	–

IHG | Annual Report and Form 20-F 2017 | Additional Information | Other financial information	159

Additional Information

Directors’ Report

This Directors’ Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Corporate Governance Statement approved by the Board is provided on pages 47 to 63 and incorporated by reference herein.

Subsidiaries, joint ventures and associated undertakings

The Group has over 300 subsidiaries, joint ventures and associated undertakings. A complete list of these entities is provided at note 33 of the Group Financial Statements on pages 141 to 143.

Directors

For biographies of the current Directors see pages 48 and 49.

Directors’ and officers’ (D&O) liability insurance and existence of qualifying indemnity provisions

The Company maintains the Group’s D&O liability insurance policy, which covers Directors and officers of the Company defending civil proceedings brought against them in their capacity as Directors or officers of the Company (including those who served as Directors or officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2017.

Articles of Association

The Company’s Articles of Association may only be amended by special resolution and are available on the Company’s website at www.ihgplc.com/investors under Corporate governance. A summary is provided on pages 169 and 170.

Shares

Share capital

The Company’s issued share capital at 31 December 2017 consisted of 197,597,610 ordinary shares of 19 17/21 pence each, including

7,607,430 shares held in treasury, which constitute 3.8% of the total issued share capital (including treasury shares). There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2017:

•	916,835 shares were transferred from treasury to the employee share ownership trust; and

•	The Company’s issued share capital was subject to a 45 for 47 share consolidation effective as of 8 May 2017 (see page 151), seven treasury shares were cancelled and 338,108 treasury shares were consolidated.

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value-creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.

Share issues and buybacks

At the AGM held on 5 May 2017, shareholders authorised the Directors to issue new shares and the Company to buy back existing shares. During 2017 these routine authorities were not exercised.

Dividends

In 2017, the Company announced a $400 million return of funds to shareholders via special dividend and share consolidation on the basis of 45 ordinary shares of 19 17/21 pence per share for every 47 existing ordinary shares of 18 318/329 pence each (effective as of 8 May 2017).

Dividend	Ordinary shares	ADRs
Special dividend
A special dividend was paid on 22 May 2017 to shareholders on the register at the close of business on 5 May 2017	156.4p	202.5¢
Interim dividend
An interim dividend was paid on 6 October 2017 to shareholders on the register at the close of business on 1 September 2017	24.4p	33.0¢
Final dividend
Subject to shareholder approval, payable on 11 May 2018 to shareholders on the register at the close of business on 3 April 2018	71.0¢[a]	71.0¢

[a]	The sterling amount of the final dividend will be announced on 23 April 2018 using the average of the daily exchange rates from 18 April 2018 to 20 April 2018 inclusive.

Major institutional shareholders

As at 19 February 2018, the Company had been notified of the following significant holdings in its ordinary shares under the UK Disclosure Guidance and Transparency Rules (DTRs):

	As at 19 February 2018				As at 20 February 2017				As at 22 February 2016
Shareholder	Ordinary shares/ADSs	[a]	%	[a]	Ordinary shares/ADSs	[a]	%	[a]	Ordinary shares/ADSs	[a]	%	[a]
BlackRock, Inc.	11,280,241	[b]	5.92		10,930,440		5.53		12,916,001		5.47
Boron Investments BV	11,850,000		5.02		11,850,000		5.02		11,850,000		5.02
Cedar Rock Capital Limited	14,923,417		5.07		14,923,417		5.07		14,923,417		5.07
Fiera Capital Corporation	7,707,008		4.06		n/a		n/a		n/a		n/a
Fundsmith LLP	10,222,246		5.18		10,222,246		5.18		n/a		n/a
The Capital Group Companies, Inc.	9,670,450		5.09		9,864,894		4.99		n/a		n/a

[a]	The number of shares and percentage of voting rights was determined at the time of the relevant disclosures made in accordance with Rule 5 of the DTRs and doesn’t reflect the impact of any share consolidation or any changes in shareholding subsequent to the date of notification that are not required to be notified to us under the DTRs.

[b]	Total shown includes 508,807 contracts for difference and 1,171,293 qualifying financial instruments to which voting rights are attached.

The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements the operation of which may result in a change in its control.

For further details on shareholder profiles, see page 180.

160	IHG | Annual Report and Form 20-F 2017

2017 share awards and grants to employees

Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market or from shares held in treasury; however, the Board continues to review this policy. The Company’s share plans incorporate the current Investment Associations’ guidelines on dilution which provide that commitments to new shares or re-issue treasury shares under executive plans should not exceed 5% of the issued ordinary share capital of the Company (adjusted for share issuance and cancellation) in any 10-year period. During the financial year ended 31 December 2017, the Company transferred 916,835 treasury shares (0.4% of issued share capital) to satisfy obligations under its share plans.

The estimated maximum dilution from awards made under the Company’s shareplans over the last 10 years is 2.2%.

As at 31 December 2017, no options were outstanding. The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

Employee share ownership trust (ESOT)

IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During 2017, the ESOT released 1,249,660 shares and at 31 December 2017 it held 624,683 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

Where shares held in the ESOT have been allocated to share plan participants on terms that entitle those participants to request or require the trustee of the ESOT to exercise the voting rights relating to those shares, the trustee shall exercise those votes in accordance with the directions of the participants. In respect of shares in the ESOT that have not been allocated to share plan participants, or have not been allocated on such terms, the trustee may vote or abstain from exercising their voting rights in relation to those shares, or accept or reject any offer relating to the shares, in any way it sees fit.

Unless otherwise requested by the Company, the trustee of the ESOT waives all ordinary dividends on the shares held in the ESOT, other than shares which have been allocated to participants on terms which entitle them to the benefit of dividends, except for such amount per share as shall, when multiplied by the number of shares held by it on the relevant date, equal one pence.

Future business developments of the Group

Further details on these are set out in the Strategic Report on pages 2 to 43.

Employees and Code of Conduct

Having a predominantly franchised and managed business model means that not all of those people who work at hotels operated under our brands are our employees. When the Group’s entire estate is taken into account (including those working in our franchised and managed hotels), over 375,000 people worked globally across IHG’s brands as at 31 December 2017.

IHG employed the following as at 31 December 2017:

•	6,658 people worldwide (including those in our corporate offices, central reservations offices and owned hotels (excluding those in a category below), whose costs were borne by the Group;

•	5,555 people who worked directly on behalf of the System Fund and whose costs were borne by the System Fund; and

•	22,577 General Managers and (in the US predominantly) other hotel workers, who work in managed hotels, who have contracts or letters of service with IHG and whose costs are borne by those hotels.

See notes 3 and 32 of the Group Financial Statements on pages 109 and 140 for more information.

We continue to focus on providing an inclusive environment, in which employees are valued for who they are and what they bring to the Group, and in which talented individuals are retained through all levels of the organisation – see pages 18 and 19.

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

For more information on the Group’s employment policies, including equal opportunities, employee communications and development, see pages 18 and 19.

IHG | Annual Report and Form 20-F 2017 | Additional Information | Director’s Report	161

Additional Information

Directors’ Report continued

Greenhouse gas (GHG) emissions

By delivering more environmentally sustainable hotels, we can drive cost efficiencies for owners and meet the expectations of all our stakeholders. We recognise the importance of reducing our global GHG emissions for corporate offices and hotels – our target is to reduce our carbon footprint per occupied room by 15 per cent across our entire estate by 31 December 2017 (against a 2012 baseline). See page 25 for progress.

Reporting boundary	Measure	2017	ª	2016	[a]
Global – corporate offices and franchised, managed, owned and leased hotels[b] (a KPI and part of our five-year targets)	Scope 1 Direct emissions (tCO2e)	1,199,544.40		1,212,547.84
	Scope 2 Indirect emissions (tCO2e)	3,770,639.15		3,837,518.39
	Total GHG emissions (tCO2e)	4,970,183.55		5,050,066.23
	IHG’s chosen intensity measurement GHG emissions per occupied room (kgCO2e per occupied room)	27.39		29.48
Global – corporate offices and managed, owned and leased hotels[b] (as required under the Companies Act 2006)	Scope 1 Direct emissions (tCO2e)	451,247.09		426,869.82
	Scope 2 Indirect emissions (tCO2e)	1,898,679.62		1,914,276.33
	Total GHG emissions (tCO2e)	2,349,926.71		2,341,146.15
	IHG’s chosen intensity measurement GHG emissions per occupied room (kgCO2e per occupied room)	45.77		49.76

[a]	Reporting period commencing on 1 October and ending on 30 September – due to the delay in hotels receiving their energy bills it is not possible to report accurately GHG emissions from 1 January to 31 December.

[b]	Includes all of our branded hotels but does not include emissions from 90 hotels. We do not have sufficient data to estimate their emissions and believe them to be immaterial.

Scope

We report Scope 1 and Scope 2 emissions as defined by the GHG protocol as follows:

•	Scope 1 (Direct emissions): combustion of fuel and operation of facilities.

•	Scope 2 (Indirect emissions): electricity, heat, steam and cooling purchased for own use.

Methodology

We have worked with external consultants to give us an up-to-date picture of IHG’s carbon footprint and to assess our performance over the past few years. The external consultants use a sampling and extrapolation methodology to estimate our GHG emissions. For 2017, in line with the methodology set out in the GHG Protocol Corporate Standard, the sample covered 4,011 (78%) of our 5,137 hotels. As IHG’s System size is continually changing and the number of hotels reporting data to the IHG Green Engage system increases annually, we are restating the impacts for all years from the baseline year (2012) annually to enable comparisons to be made.

Finance

Political donations

The Group made no political donations under the Companies Act during the year and proposes to maintain this policy.

Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 22 to the Group Financial Statements on pages 126 to 129.

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole:

•	The 10-year £400 million bond issued by the Company on 28 November 2012, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued;

•	The $1.275 billion syndicated loan facility agreement dated 30 March 2015 and maturing in March 2021, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable;

•	The 10-year £300 million bond issued by the Company on 14 August 2015, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued; and
•	The 10-year £350 million bond issued by the Company on 24 August 2016, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

Further details on material contracts are set out on pages 171 to 172.

Business relationships

The Group is party to a technology outsourcing agreement with International Business Machines Corporation (IBM), pursuant to which IBM operates and maintains the infrastructure of the Group’s Guest Reservation System. Unless extended, this agreement is due to expire on 31 December 2018.

The Group is party to a technology agreement with Amadeus Hospitality Americas, Inc. (Amadeus), for the development and hosting of the Group’s next generation Guest Reservation System. The initial term of 10 years will expire in 2028, and the Group has the right to extend this agrement for two additional periods of up to 10 years each on the same terms, conditions and pricing. The financial and performance obligations in this agreement are guaranteed by Amadeus IT Group S.A., the parent company of Amadeus Hospitality Americas, Inc.

Otherwise, there are no specific individual contracts or arrangements considered to be essential to the business of the Group as a whole.

Disclosure of information to Auditor

For details, see page 80.

162	IHG | Annual Report and Form 20-F 2017

Listing Rules – compliance with LR 9.8.4C

Section	Applicable sub-paragraph within LR 9.8.4C	Location
1	Interest capitalised	Group Financial Statements, note 6, page 111
4	Details of long-term incentive schemes	Directors’ Remuneration Report, pages 64 to 77
6	Waiver of future emoluments by a Director	Directors’ Remuneration Report, page 76

The above table sets out only those sections of LR 9.8.4C which are relevant. The remaining sections of LR 9.8.4 are not applicable.

Going concern

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 43 and in the Group information on pages 164 to 172. Information on the Group’s treasury management policies can be found in note 22 to the Group Financial Statements on pages 126 to 129. In March 2017, the Group extended the maturity of its $1.275 billion facility to March 2022.

At the end of 2017, the Group was trading significantly within its banking covenants and debt facilities.

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

By order of the Board,

George Turner

Company Secretary

InterContinental Hotels Group PLC

Registered in England and Wales, Company number 5134420

19 February 2018

IHG | Annual Report and Form 20-F 2017 | Additional Information | Director’s Report	163

Additional Information

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

The Group formerly known as Bass, and then Six Continents, was historically a conglomerate operating as, among other things, a brewer, soft drinks manufacturer, hotelier, leisure operator, and restaurant, pub and bar owner. In 1988 Bass acquired Holiday Inn International and the remainder of the Holiday Inn brand in 1990. The InterContinental brand was acquired by Bass in 1998 and the Candlewood Suites brand was acquired by Six Continents in 2003.

On 15 April 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new listed groups, InterContinental Hotels Group PLC, comprising the hotels and soft drinks businesses, and Mitchells & Butler plc, comprising the retail and standard commercial property developments business.

The Group disposed of its interests in the soft drinks business by way of an initial public offering of Britvic (Britannia Soft Drinks Limited for the period up to 18 November 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on 21 November 2005), which became the holding company of the Britvic Group on 18 November 2005), a manufacturer and distributor of soft drinks in the UK in December 2005. The Group now continues as a standalone hotels business.

Recent acquisitions and divestitures

•	The Group agreed to sell InterContinental Paris – Le Grand on 7 December 2014 for €330 million, and the transaction was completed on 20 May 2015.

•	The Group agreed to acquire Kimpton Hotels & Restaurants on 15 December 2014, and the transaction was completed on 16 January 2015 for $430 million (before working capital adjustments and cash acquired).

•	The Group agreed to sell InterContinental Hong Kong on 10 July 2015 for $938 million, and the transaction was completed on 30 September 2015.

•	The Group also divested a number of investments for total proceeds of $25 million in 2016 and $95 million in 2017.

Capital expenditure

•	Capital expenditure in 2017 totalled $342 million compared with $241 million in 2016 and $264 million in 2015.

•	At 31 December 2017, capital committed (being contracts placed for expenditure on property, plant and equipment, and intangible assets not provided for in the Group Financial Statements) totalled $104 million.

•	The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $33 million, based on current forecasts.

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

The Group is exposed to the risks of political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation and availability of credit and currency fluctuations that could lower revenues and reduce income. The outlook for 2018 may worsen due to continued uncertainty in Greater China and the Eurozone, the impact of fluctuating commodity prices (including oil) on economies dependent on such exports, and continued unrest in parts of the Middle East, Africa and Asia. The interconnected nature of economies suggests any of these, or other events, could trigger a recession that reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group’s ability to secure and retain franchise or management agreements. Specifically, the Group is most exposed to the US market and, increasingly, to Greater China.

Accordingly, the Group is particularly susceptible to adverse changes in these economies as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the availability of capital to current and potential owners, which could impact existing operations and the health of the pipeline.

164	IHG | Annual Report and Form 20-F 2017

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

The Group is exposed to risks related to executing and realising benefits from strategic transactions, including acquisitions

The Group may seek to make strategic transactions, including acquisitions, in the future. The Group may not be able to identify opportunities or complete transactions on commercially reasonable terms, or at all, and may not realise the anticipated benefits from such transactions. Strategic transactions come with inherent valuation, financial and commercial risks, and regulatory and insider information risks during the execution of the transactions. In addition, the Group may face unforeseen costs and liabilities, diversion of management attention, as well as longer-term integration and operational risks, which could result in a failure to realise benefits, financial losses, lower employee morale and loss of talent.

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

The Group is exposed to increasing competition from online travel agents and intermediaries

A proportion of the Group’s bookings originate from large multinational, regional and local online travel agents and intermediaries with which the Group has contractual arrangements and to which it pays commissions. These platforms offer a wide range of products, often across multiple brands, have growing booking and review capabilities, and may create the perception that they offer the lowest prices. Some of these online travel agents and intermediaries have strong marketing budgets and aim to create brand awareness and brand loyalty among consumers and may seek to commoditise hotel brands through price and attribute comparison. Further, if these companies continue to gain market share, they may impact the Group’s profitability, undermine the Group’s own booking channels and value to its hotel owners, and may be able to increase commission rates and negotiate other favourable contract terms.

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

IHG | Annual Report and Form 20-F 2017 | Additional Information | Group information	165

Additional Information

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

The Group is exposed to a variety of risks associated with safety, security and crisis management

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include, but are not limited to, exceptional events such as extreme weather, civil or political unrest, violence and terrorism, serious and organised crime, fraud, employee dishonesty, cyber crime, pandemics, fire, and day-to-day accidents, incidents and petty crime which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation, and impact reputation. Serious incidents or a combination of events could escalate into a crisis which, if managed poorly, could further expose the Group and its brands to significant reputational damage.

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

The Group is exposed to the risks related to information security and data privacy

The Group is increasingly dependent upon the availability, integrity and confidentiality of information, including, but not limited to: guest and employee credit card, financial and personal data, and business performance, financial reporting and commercial development. The information is sometimes held in different formats such as digital, paper, voice recordings and video and could be stored in many places, including facilities managed by third-party service providers. The threats towards the Group’s information are dynamic, and include cyber attacks, fraudulent use, loss or misuse by employees and breaches of our vendors’ security arrangements, amongst others.

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

For details of incidents relating to information security and data privacy during 2017, see pages 139 and 172.

166	IHG | Annual Report and Form 20-F 2017

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

The Group may face difficulties insuring its business

Historically, the Group has maintained insurance at levels determined to be appropriate in light of the cost of cover and the risk profile of the business. However, forces beyond the Group’s control, including market forces, may limit the scope of coverage the Group can obtain and the Group’s ability to obtain coverage at reasonable rates. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters, may be uninsurable or simply too expensive to insure. Inadequate or insufficient insurance could expose the Group to large claims or could result in the loss of capital invested in properties.

Directors’ and Executive Committee members’ shareholdings

As at 19 February 2018: (i) Executive Directors had the number of beneficial interests in shares (including Directors’ share awards under IHG’s share plans) set out in the table on page 73; (ii) Non-Executive Directors had the number of beneficial interests in shares set out in the table on page 76; and (iii) Executive Committee members had the number of beneficial interests in shares (including members’ share awards under IHG’s share plans) set out in the table below. These shareholdings indicate all Directors’ or Executive Committee members’ beneficial interests and those held by their spouses and other connected persons. As at 19 February 2018, no Director or Executive Committee member held more than 1.0% of the total issued share capital. None of the Directors have a beneficial interest in the shares of any subsidiary.

Executive Committee member	Number of shares held outright				APP deferred share awards				LTIP share awards (unvested)				Total number of shares held
	19 Feb 2018		31 Dec 2017	31 Dec 2016	19 Feb 2018		31 Dec 2017	31 Dec 2016	19 Feb 2018		31 Dec 2017	31 Dec 2016	19 Feb 2018		31 Dec 2017	31 Dec 2016
Claire Bennett	–		–	n/a	13,105		13,105	n/a	13,019		13,019	n/a	26,124		26,124	n/a
Angela Brav	n/a	[a]	68,669	27,270	n/a	[a]	22,303	23,996	n/a	[a]	67,364	80,709	n/a	[a]	158,336	131,975
Jolyon Bulley	50,275		50,275	n/a	8,180		8,180	n/a	38,413		38,413	n/a	96,868		96,868	n/a
Federico Lalatta Costerbosa	n/a	[a]	–	–	n/a	[a]	6,977	18,401	n/a	[a]	54,570	59,202	n/a	[a]	61,547	77,603
Yasmin Diamond	–		–	–	6,561		6,561	6,351	35,209		35,209	38,363	41,770		41,770	44,714
Kenneth Macpherson	–		–	7,600	29,057		29,057	24,569	59,675		59,675	74,344	88,732		88,732	106,513
Eric Pearson	–		–	–	22,979		22,979	24,636	72,633		72,633	86,264	95,612		95,612	110,900
Ranjay Radhakrishnan	–		–	–	31,836		31,836	25,061	41,851		41,851	31,836	73,687		73,687	56,897
Jan Smits	n/a	[a]	9,772	–	n/a	[a]	18,618	23,724	n/a	[a]	55,045	71,755	n/a	[a]	81,956	95,479
George Turner	11,507		11,507	18,000	18,683		18,683	21,815	61,511		61,511	76,744	91,701		91,701	116,559

[a]	Angela Brav, Federico Lalatta Costerbosa and Jan Smits left the Company on 31 December 2017.

IHG | Annual Report and Form 20-F 2017 | Additional Information | Group information	167

Additional Information

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
Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:

•  Share distributions, stock splits, rights, mergers.

•  Exchange of securities or any other transactions or event or other distribution affecting the ADSs or the deposited securities.

$5 for each 100 ADSs (or portion thereof)
Receiving or distributing dividends	Distribution of stock dividends	$5 for each 100 ADSs (or portion thereof)
	Distribution of cash	$0.02 or less per ADS (or portion thereof)
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5 for each 100 ADSs (or portion thereof)
Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5 for each 100 ADSs (or portion thereof)
Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS
General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs	$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions[a]
Expenses of the depositary

Expenses incurred on behalf of ADR holders in connection with:

•  Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment.

•  The ADR Depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

•  Stock transfer or other taxes and other governmental charges.

•  Cable, telex, facsimile transmission/delivery.

•  Transfer or registration fees in connection with the deposit and withdrawal of deposited securities.

•  Expenses of the ADR Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency).

•  Any other charge payable by the ADR Depositary or its agents.

Expenses payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions are $20 per transaction

[a]	These fees are not currently being charged by the ADR Depositary.

Fees and charges payable by a depositary

JPMorgan Chase Bank N.A. (JPMorgan or the ADR Depositary) is the depositary for IHG’s ADR programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 4 New York Plaza, 12th Floor, New York, NY 10004, US. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR programme and incurred by the Company in connection with the ADR programme. During the year ended 31 December 2017, the Company received $437,724 from the ADR Depositary in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements, investor relations programmes, and advertising and public relations expenditure.

168	IHG | Annual Report and Form 20-F 2017

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

Directors

Under the Articles, a Director may have an interest in certain matters (Permitted Interest) without the prior approval of the Board, provided they have declared the nature and extent of such Permitted Interest at a meeting of the Directors or in the manner set out in Section 184 or Section 185 of the Companies Act.

Any matter in which a Director has a material interest, and which does not comprise a Permitted Interest, must be authorised by the Board in accordance with the procedure and requirements contained in the Articles. In particular, this includes the requirement that a Director may not vote on a resolution to authorise a matter in which they are interested, nor may they count in the quorum of the meeting at which such business is transacted.

Further, a Director may not vote in respect of any proposal in which they, or any person connected with them, has any material interest other than by virtue of their interests in securities of, or otherwise in or through, the Company, nor may they count in the quorum of the meeting at which such business is transacted. This is subject to certain exceptions, including in relation to proposals: (a) indemnifying them in respect of obligations incurred on behalf of the Company; (b) indemnifying a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee; (c) relating to an offer of securities in which they will be interested as an underwriter; (d) concerning another body corporate in which the Director is beneficially interested in less than one per cent of the issued shares of any class of shares of such a body corporate; (e) relating to an employee benefit in which the Director will share equally with other employees; and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of Directors of the Company in respect of actions undertaken as Directors (or officers) of the Company.

The Directors have authority under the Articles to set their own remuneration (provided certain criteria are met). While an agreement to award remuneration to a Director is an arrangement with the Company that comprises a Permitted Interest (and therefore does not require authorisation by the Board in that respect), it is nevertheless a matter that would be expected to give rise to a conflict of interest between the Director concerned and the Company, and such conflict must be authorised by a resolution of the Board. The Director that is interested in such a matter may neither vote on the resolution to authorise such conflict, nor count in the quorum of the meeting at which it was passed. Furthermore, as noted above, the interested Director is not permitted to vote in respect of any proposal in which they have any material interest (except in respect of the limited exceptions outlined above) nor may they count in the quorum of the meeting at which such business is transacted.

As such, a Director has no power, in the absence of an independent quorum, to vote on compensation to themselves, but may vote on a resolution (and may count in the quorum of the meeting at which it was passed) to award compensation to Directors provided those arrangements do not confer a benefit solely on them.

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

On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

•	The chairman of the meeting.

•	At least five shareholders present in person or by proxy and entitled to vote at the meeting.

IHG | Annual Report and Form 20-F 2017 | Additional Information | Group information	169

Additional Information

Group information continued

Articles of Association continued

•	Any shareholder or shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	Any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting and on which there have been paid up sums in the aggregate at least equal to one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for a general meeting is three persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at general meetings of the Company by the proposing and passing of resolutions, of which there are two kinds:

•	An ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of the Auditor, the increase of share capital or the grant of authority to allot shares.

•	A special resolution, which includes resolutions amending the Articles, disapplying statutory pre-emption rights, modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up or changing the Company’s name.

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

Rights in a winding-up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution is to be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them:

•	After the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors.

•	Subject to any special rights attaching to any class of shares.

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

In the UK, there is in place a national minimum wage under the National Minimum Wage Act 1998, as amended. At 31 December 2017, the minimum wage for individuals aged 18 to 20 was £5.60 per hour, aged 21 to 24 was £7.05 per hour and for those aged 25 or over was £7.50 per hour in each case, excluding apprentices aged under 19 years or, otherwise, in the first year of their apprenticeships. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

None of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

170	IHG | Annual Report and Form 20-F 2017

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

Syndicated Facility

On 30 March 2015, the Company signed a five-year $1.275 billion bank facility agreement (Syndicated Facility) with Bank of America Merrill Lynch International Limited, Barclays Bank PLC, HSBC Bank PLC, SunTrust Robinson Humphrey, The Bank of Tokyo-Mitsubishi UFJ, Ltd and The Royal Bank of Scotland plc, all acting as joint bookrunners and The Bank of Tokyo-Mitsubishi UFJ, Ltd as facility agent. The Company has exercised its ability to extend the term of the Syndicated Facility by two additional periods of 12 months, taking the term of the Syndicated Facility to 2022. The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated net debt to consolidated EBITDA ratio. The margin can vary between LIBOR + 0.40% and LIBOR + 1.00% depending on the level of the ratio. The Syndicated Facility was drawn as to $240 million as at 31 December 2017.

£2 billion Euro Medium Term Note programme

In 2016, the Group updated its Euro Medium Term Note programme (Programme) and issued a tranche of £350 million 2.125% notes due 24 August 2026 (2016 Issuance).

On 11 August 2016, an amended and restated trust deed (Trust Deed) was executed by InterContinental Hotels Group PLC as issuer (Issuer), Six Continents Limited and InterContinental Hotels Limited as guarantors (Guarantors) and HSBC Corporate Trustee Company (UK) Limited as trustee (Trustee), pursuant to which the trust deed dated 27 November 2009, as supplemented by three supplemental trust deeds dated 7 July 2011, 9 November 2012 and 16 June 2015 between the same parties relating to the Programme, were amended and restated. Under the Trust Deed, the Issuer may issue notes (Notes) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £2 billion (or its equivalent in other currencies). Notes are to be issued in series (each a Series) in bearer form. Each Series may comprise one or more tranches (each a Tranche) issued on different issue dates. A Tranche of Notes may be issued on the terms and conditions set out in a base prospectus as amended and/or supplemented by a document setting out the final terms (Final Terms) of such Tranche or in a separate prospectus specific to such Tranche.

Under the Trust Deed, each of the Issuer and the Guarantors has given certain customary covenants in favour of the Trustee.

Final Terms were issued (pursuant to a base prospectus dated 9 November 2012) on 26 November 2012, in respect of the issue of a Tranche of £400 million 3.875% Notes due 28 November 2022 (2012 Issuance). Final Terms were issued (pursuant to a base prospectus dated 16 June 2015) on 12 August 2015 in respect of the issue of a Tranche of £300 million 3.75% Notes due 14 August 2025 (2015 Issuance). Final Terms were issued (pursuant to the base prospectus dated 11 August 2016) on 22 August 2016 in respect of the 2016 Issuance.

The Final Terms issued under each of the 2012 Issuance, the 2015 Issuance and 2016 Issuance provide that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (Change of Control Period) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment grade credit rated by the end of the Change of Control Period.

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

The purchase price payable by Dunwoody Operations, Inc. in respect of the acquisition was $430 million paid in cash.

Under the agreement, Dunwoody Operations, Inc. gave certain customary warranties and indemnities to the seller.

IHG | Annual Report and Form 20-F 2017 | Additional Information | Group information	171

Additional Information

Group information continued

Material contracts continued

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

Legal proceedings

Group companies have extensive operations in the UK, as well as internationally, and are involved in a number of legal claims and proceedings incidental to those operations. It is the Company’s view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. Notwithstanding the above, the Company notes the matters set out below. Litigation is inherently unpredictable and, as of 19 February 2018, the outcome of these matters cannot be reasonably determined.

A claim was filed on 9 July 2013 by Pan-American Life Insurance Company against Louisiana Acquisitions Corp. and Inter-Continental Hotels Corporation. The claimant originally identified eight causes of action with respect to the management and sale of the InterContinental New Orleans. On 21 August 2017, the Court granted summary judgment to defendants on all of claimant’s remaining claims. Claimant appealed the ruling. As of 19 February 2018, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is probable or to estimate the amount of any loss.

A claim was filed on 5 July 2016 by CPTS Hotel Lessee, LLC against Holiday Hospitality Franchising, LLC (HHF). The claimant alleges breach of the license agreement and seeks a declaratory judgment from the court that it has the right to terminate its license with HHF. HHF and InterContinental Hotels Group Resources, Inc. filed a claim against CPTS Hotel Lessee, LLC also seeking a declaratory judgment and alleging breach of contract and fraud. As of 19 February 2018, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is probable or to estimate the amount of any loss.

A claim was filed on 20 September 2016 against Kimpton Hotel and Restaurant Group, LLC, seeking class action status and alleging breach of implied contract, negligence, and deceptive business practices related to an alleged data breach. As of 19 February 2018, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to make a reliable estimate of the possible financial effect of any claims.

A claim was filed on 5 May 2017 against InterContinental Hotels Group, PLC, Inter-Continental Hotels Corporation, and InterContinental Hotels Group Resources, Inc. seeking class action status and alleging breach of implied contract, negligence, and unjust enrichment regarding an alleged data breach. As of 19 February 2018, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to make a reliable estimate of the possible financial effect of any claims.

A claim was filed on 26 June 2017 against Inter-Continental Hotels Corporation, InterContinental Hotels Group Resources, Inc., and InterContinental Hotels Group (Canada), Inc. seeking class action status and alleging breach of fiduciary duty, negligence, breach of confidence, intrusion upon seclusion, breach of contract, breach of privacy legislation, and unjust enrichment regarding an alleged data breach. As of 19 February 2018, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to make a reliable estimate of the possible financial effect of any claims.

A claim was filed on 26 January 2018 against InterContinental Hotels Group, PLC, Inter-Continental Hotels Corporation, and InterContinental Hotels Group Resources, Inc. alleging negligence and seeking class action status, declaratory judgment, injunctive relief and unspecified damages regarding an alleged data breach. As of 19 February 2018, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to make a reliable estimate of the possible financial effect of any claims.

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

172	IHG | Annual Report and Form 20-F 2017

Shareholder information

Taxation

This section provides a summary of material US federal income tax and UK tax consequences to the US holders, described below, of owning and disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds ordinary shares or ADSs as capital assets. This section does not, however, discuss all of the tax considerations that may be relevant to any particular US holder, such as the provisions of the Internal Revenue Code of 1986, as amended (IR Code) known as the Medicare Contribution tax or tax consequences to US holders subject to special rules, such as:

•	Certain financial institutions.

•	Insurance companies.

•	Dealers and traders in securities who use a mark-to-market method of tax accounting.

•	Persons holding ordinary shares or ADSs as part of a straddle, conversion transaction, integrated transaction or wash sale, or persons entering into a constructive sale with respect to the ordinary shares or ADSs.

•	Persons whose functional currency for US federal income tax purposes is not the US dollar.

•	Partnerships or other entities classified as partnerships for US federal income tax purposes.

•	Persons liable for the alternative minimum tax.

•	Tax-exempt organisations.

•	Persons who acquired the Company’s ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise in connection with employment.

•	Persons who, directly or indirectly, own ordinary shares or ADSs representing 10% or more of the Company’s voting power or value.

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

Investors should consult their own tax advisers regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

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

IHG | Annual Report and Form 20-F 2017 | Additional Information | Shareholder information	173

Additional Information

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

Taxation of capital gains

UK taxation

A US holder who is not resident for UK tax purposes in the UK and who is not trading in the UK will not generally be liable for UK taxation on capital gains, or eligible for relief for allowable losses, realised or accrued on the sale or other disposal of ADSs or ordinary shares. A US holder of ADSs or ordinary shares who is an individual and who, broadly, has temporarily ceased to be resident in the UK or has become temporarily treated as non-resident for UK tax purposes for a period of not more than five years and who disposes of ordinary shares or ADSs during that period may, for the year of assessment when that individual becomes resident again in the UK, be liable to UK tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that such US holder was not treated as resident in the UK at the time of the sale or other disposal.

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

PFIC rules

Based on the manner in which the Group operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company’s ADSs) the Company believes that it was not a PFIC for US federal income tax purposes for its 2017 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were a PFIC for any taxable year during which a US holder owned ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any ‘excess distribution’ received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period). The preferential rates for qualified dividend income described above would not apply if the Company were a PFIC in the taxable year of the distribution or the preceding taxable year.

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

Additional tax considerations

UK inheritance tax

An individual who is neither domiciled nor deemed domiciled in the UK (under certain existing UK rules relating to previous domicile or long residence, or under expanded UK rules taking effect from 6 April 2017) is only chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. As a matter of UK law, it is not clear whether the situs of an ADS for UK inheritance tax purposes is determined by the place where the depositary is established and records the entitlements of the deposit holders, or by the situs of the underlying share which the ADS represents, but the UK tax authorities may take the view that the ADSs, as well as the ordinary shares, are or represent UK-situs assets.

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

174	IHG | Annual Report and Form 20-F 2017

Following litigation on the subject, HMRC has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. The 2017 Autumn Budget included a statement that the Government will not reintroduce the 1.5% charge on the issue of shares (and transfers integral to the raising of capital) into clearance service or depositary receipt systems following the UK’s exit from the EU. In HMRC’s view, the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of an issue of share capital. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

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

Certain US holders who are individuals (and certain specified entities), may be required to report information relating to their ownership of non-US securities unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-US financial institutions). US holders should consult their tax advisers regarding any reporting obligations they may have with respect to the Company’s ordinary shares or ADSs.

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

IHG | Annual Report and Form 20-F 2017 | Additional Information | Shareholder information	175

Additional Information

Shareholder information continued

Summary of significant corporate governance differences from NYSE listing standards

The Group’s statement of compliance with the principles and provisions specified in the UK Corporate Governance Code issued in April 2016 by the Financial Reporting Council (the Code) is set out on pages 62 and 63.

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

Independent Directors

The Code’s principles recommend that at least half the Board, excluding the Chairman, should consist of Independent Non-Executive Directors. As at 19 February 2018, the Board consisted of the Chairman, independent at the time of his appointment, three Executive Directors and seven Independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE set out five bright line tests for director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chairman and Chief Executive Officer

The Code recommends that the Chairman and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chairman and Chief Executive Officer were, as at 19 February 2018 and throughout 2017, fulfilled by separate individuals.

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

The Chairman of the Company is not a member of either the Remuneration or the Audit Committee. As set out on page 56, the Audit Committee is chaired by an Independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’.

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

176	IHG | Annual Report and Form 20-F 2017

Selected five-year consolidated financial information

The selected consolidated financial data set forth in the table below for the years ended 31 December 2013, 2014, 2015, 2016 and 2017 have been prepared in accordance with IFRS as issued by the IASB and in accordance with IFRS as adopted by the EU, and is derived from the audited Group Financial Statements.

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

Group income statement data

	$m, except earnings per ordinary share
For the year ended 31 December	2017	2016	2015	2014	2013
Revenue	1,784	1,715	1,803	1,858	1,903
Total operating profit before exceptional items	759	707	680	651	668
Exceptional items	4	(29)	819	29	5
Total operating profit	763	678	1,499	680	673
Financial income	4	6	5	3	5
Financial expenses	(89)	(93)	(92)	(83)	(78)
Profit before tax	678	591	1,412	600	600
Tax:
On profit before exceptional items	(201)	(186)	(180)	(179)	(175)
On exceptional items	116	12	(8)	(29)	(6)
Exceptional tax	–	–	–	–	(45)
	(85)	(174)	(188)	(208)	(226)
Profit for the year from continuing operations:	593	417	1,224	392	374
Attributable to:
Equity holders of the parent	592	414	1,222	391	372
Non-controlling interest	1	3	2	1	2
Earnings per ordinary share (continuing and total operations):
Basic	306.7¢	195.3¢	520.0¢	158.3¢	140.9¢
Diluted	305.2¢	193.5¢	513.4¢	156.4¢	139.3¢
Group statement of financial position data
	$m, except number of shares
For the year ended 31 December	2017	2016	2015	2014	2013
Goodwill and other intangible assets	1,467	1,292	1,226	643	518
Property, plant and equipment	425	419	428	741	1,169
Investments and other financial assets	369	359	420	368	321
Non-current trade and other receivables	–	8	3	3	–
Retirement benefit assets	3	–	–	8	7
Non-current tax receivable	16	23	37	34	16
Deferred tax assets	56	48	49	87	108
Current assets	839	778	1,606	624	700
Assets classified as held for sale	–	–	–	310	228
Total assets	3,175	2,927	3,769	2,818	3,067
Current liabilities	1,304	1,134	1,369	943	928
Long-term debt	1,893	1,606	1,239	1,569	1,269
Net (liabilities)/assets	(851)	(759)	319	(717)	(74)
Equity share capital	154	141	169	178	189
IHG shareholders’ equity	(858)	(767)	309	(725)	(82)
Number of shares in issue at end of the year (millions)	197	206	248	248	269

IHG | Annual Report and Form 20-F 2017 | Additional Information | Shareholder information	177

Additional Information

Shareholder information continued

Return of funds

Since March 2004, the Group has returned over £6.2 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes. On 21 February 2017, the Company announced a $400 million return of funds to shareholders via special dividend with share consolidation. The special dividend was paid on 22 May 2017.

Return of funds programme	Timing		Total return		Returned to date
£501m special dividend[a]	Paid in December 2004		£501m		£501m
£250m share buyback	Completed in 2004		£250m		£250m
£996m capital return[a]	Paid in July 2005		£996m		£996m
£250m share buyback	Completed in 2006		£250m		£250m
£497m special dividend[a]	Paid in June 2006		£497m		£497m
£250m share buyback	Completed in 2007		£250m		£250m
£709m special dividend[a]	Paid in June 2007		£709m		£709m
£150m share buyback	n/a	[b]	£150m		£120m
$500m special dividenda, [c]	Paid in October 2012		£315m	[d]	£315m	[e]
			($500m	)	($505m	)
$500m share buyback	Completed in 2014		£315m	[d]	£315m
			($500m	)	($500m	)[f]
$350m special dividend	Paid in October 2013		£229m	[g]	£228m
			($350m	)	($355m	)[h]
$750m special dividend[a]	Paid in July 2014		£447m	[i]	£446m
			($750m	)	($763m	)[j]
$1,500m special dividend[a]	Paid in May 2016		£1,038m	[k]	£1,038m
			($1,500m	)	($1,500m	)
$400m special dividend[a]	Paid in May 2017		£309m	[l]	£309m
			($400m	)	($400m	)
Total			£6,256m		£6,224m

[a]	Accompanied by a share consolidation.

[b]	This programme was superseded by the share buyback programme announced on 7 August 2012.

[c]	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.

[d]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.

[e]	Sterling dividend translated at $1=£0.624.

[f]	Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).

[g]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.

[h]	Sterling dividend translated at $1=£0.644.

[i]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.

[j]	Sterling dividend translated at $1=£0.5845.

[k]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.6923, as announced on 12 May 2016.

[l]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.7724, as announced on 11 May 2017.

Purchases of equity securities by the Company and affiliated purchasers

During the financial year ended 31 December 2017, no ordinary shares were purchased by the Company and the Company’s employee share ownership trust.

	Total number of shares (or units) purchased	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number of shares (or units) that may be purchased under the plans or programmes
Month 1 (no purchases this month)	nil	nil	nil	19,751,738[a]
Month 2 (no purchases this month)	nil	nil	nil	19,751,738[a]
Month 3 (no purchases this month)	nil	nil	nil	19,751,738[a]
Month 4 (no purchases this month)	nil	nil	nil	19,751,738[a]
Month 5 (no purchases this month)	nil	nil	nil	18,999,018[b]
Month 6 (no purchases this month)	nil	nil	nil	18,999,018[b]
Month 7 (no purchases this month)	nil	nil	nil	18,999,018[b]
Month 8 (no purchases this month)	nil	nil	nil	18,999,018[b]
Month 9 (no purchases this month)	nil	nil	nil	18,999,018[b]
Month 10 (no purchases this month)	nil	nil	nil	18,999,018[b]
Month 11 (no purchases this month)	nil	nil	nil	18,999,018[b]
Month 12 (no purchases this month)	nil	nil	nil	18,999,018[b]

[a]	Reflects the resolution passed at the Company’s AGM held on 6 May 2016.

[b]	Reflects the resolution passed at the Company’s AGM held on 5 May 2017.

178	IHG | Annual Report and Form 20-F 2017

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

	£ per ordinary share		$ per ADS[a]
Year ended 31 December	high	low	high	low
2013	20.39	17.37	33.54	26.90
2014	27.10	18.66	42.51	30.88
2015	28.80	22.09	43.55	33.52
2016	36.38	21.84	44.67	32.11
2017	47.19	36.66	63.51	44.96
Quarters in the year ended 31 December
2016
First quarter	28.71	21.84	41.27	32.11
Second quarter	29.28	25.25	41.86	35.14
Third quarter	33.65	27.59	44.67	36.81
Fourth quarter	36.38	30.21	44.33	38.16
2017
First quarter	39.37	36.66	49.06	44.96
Second quarter	44.68	38.42	57.66	48.29
Third quarter	44.11	36.68	57.06	49.14
Fourth quarter	47.19	39.87	63.51	52.84
2018
First quarter (to 19 February)	49.28	44.98	68.90	62.17
Month ended
August 2017	44.11	38.12	57.04	49.43
September 2017	39.48	36.68	52.95	49.14
October 2017	41.83	39.87	55.59	52.84
November 2017	44.06	42.10	58.76	55.73
December 2017	47.19	43.67	63.51	58.99
January 2018	49.28	46.85	68.90	63.27
February 2018 (to 19 February)	47.20	44.98	67.34	62.17

[a]	Fluctuations in the exchange rates between sterling and the US dollar will affect the dollar equivalent of the sterling price of the ordinary shares on the LSE and, as a result, are likely to affect the market price of ADSs.

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend			Total dividend			Special dividend
	pence	cents	pence		cents	pence		cents	pence		cents
2017	24.4	33.0	N/A	[a]	71.0	N/A	[a]	104.0	156.4	[b]	202.5	[b]
2016	22.6	30.0	49.4		64.0	72.0		94.0	438.2	[b]	632.9	[b]
2015	17.7	27.5	40.3		57.5	58.0		85.0	–		–
2014	14.8	25.0	33.8		52.0	48.6		77.0	174.9	[b]	293.0	[b]
2013	15.1	23.0	28.1		47.0	43.2		70.0	87.1		133.0
2012	13.5	21.0	27.7		43.0	41.2		64.0	108.4	[b]	172.0	[b]
2011	9.8	16.0	24.7		39.0	34.5		55.0	–		–
2010	8.0	12.8	22.0		35.2	30.0		48.0	–		–
2009	7.3	12.2	18.7		29.2	26.0		41.4	–		–
2008[c]	6.4	12.2	20.2		29.2	26.6		41.4	–		–
2007	5.7	11.5	14.9		29.2	20.6		40.7	200	[b]	–
2006	5.1	9.6	13.3		25.9	18.4		35.5	118	[b]	–
2005	4.6	8.1	10.7		18.7	15.3		26.8	–		–

[a]	The sterling amount of the final dividend will be announced on 23 April 2018 using the average of the daily exchange rates from 18 April 2018 to 20 April 2018 inclusive.

[b]	Accompanied by a share consolidation.

[c]	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.

IHG | Annual Report and Form 20-F 2017 | Additional Information | Shareholder information	179

Additional Information

Shareholder information continued

Shareholder profiles

Shareholder profile by type as at 31 December 2017

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
Private individuals	34,948	93.53	9,468,586	4.79
Nominee companies	1,451	3.88	162,026,026	82.00
Limited and public limited companies	812	2.17	15,560,735	7.87
Other corporate bodies	147	0.39	10,431,329	5.28
Pension funds, insurance companies and banks	10	0.03	110,934	0.06
Total	37,368	100	197,597,610	100

Shareholder profile by size as at 31 December 2017
Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
1–199	25,075	67.10	1,514,320	0.77
200–499	6,775	18.13	2,123,354	1.07
500–999	2,831	7.58	1,968,555	1.00
1,000–4,999	1,883	5.04	3,630,490	1.84
5,000–9,999	221	0.59	1,560,634	0.79
10,000–49,999	323	0.86	6,957,954	3.52
50,000–99,999	93	0.25	6,746,735	3.41
100,000–499,999	119	0.32	27,636,466	13.99
500,000–999,999	22	0.06	15,829,002	8.01
1,000,000 and above	26	0.07	129,630,100	65.60
Total	37,368	100	197,597,610	100

Shareholder profile by geographical location as at 31 December 2017
Country/Jurisdiction				Percentage of issued share capital	[a]
UK				48.1
Rest of Europe				17.5
US (including ADRs)				32.1
Rest of world				2.3
Total				100

[a]	The geographical profile presented is based on an analysis of shareholders (by manager) of 40,000 shares or above where geographical ownership is known. This analysis only captures 90.4% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/90.4 (1.106) to achieve the figures shown in the table above.

As of 19 February 2018, 13,494,031 ADSs equivalent to 13,494,031 ordinary shares, or approximately 7.10% of the total issued share capital, were outstanding and were held by 512 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.

As of 19 February 2018, there were a total of 37,199 recorded holders of ordinary shares, of whom 269 had registered addresses in the US and held a total of 410,801 ordinary shares (0.21% of the total issued share capital).

180	IHG | Annual Report and Form 20-F 2017

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC.

Exhibit 1[a]	Articles of Association of the Company (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 11 April 2011)

Exhibit 4(a)(i)[a]	Amended and restated trust deed dated 11 August 2016 relating to a £2 billion Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1 – 10409) date 2 March 2017)

Exhibit 4(a)(ii)[a]	Five-year $1.275 billion bank facility agreement dated 30 March 2015, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citibank, N.A. London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd., London Branch, HSBC Bank plc, SunTrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Royal Bank Of Scotland plc, U.S. Bank National Association and Wells Fargo Bank N.A., London Branch (incorporated by reference to Exhibit 4a(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1 – 10409) dated 3 March 2016)

Exhibit 4(a)(iii)[a]	$400 million bank facility agreement dated 13 January 2015, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Merrill Lynch International Limited (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)

Exhibit 4(a)(iv)[a]	Share sale and purchase agreement relating to InterContinental Paris – Le Grand, between BHR Holdings BV and Constellation Hotels France Grand SA dated 7 December 2014 (incorporated by reference to Exhibit 4(a)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)

Exhibit 4(a)(v)[a]	Share sale and purchase agreement between Kimpton Group Holding LLC and Dunwoody Operations, Inc. dated 15 December 2014 (incorporated by reference to Exhibit 4(a)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)

Exhibit 4(a)(vi)[a]	Share sale and purchase agreement relating to InterContinental Hong Kong, between Hotel InterContinental London (Holdings) Limited and Supreme Key Limited dated 10 July 2015 (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 3 March 2016)

Exhibit 4(c)(i)[a]	Paul Edgecliffe-Johnson’s service contract dated 6 December 2013, commencing on 1 January 2014 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)

Exhibit 4(c)(ii)[a]	Richard Solomons’ service contract dated 16 March 2011, commencing on 1 July 2011 (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 11 April 2011)

Exhibit 4(c)(iii)[a]	Rules of the InterContinental Hotels Group Long Term Incentive Plan as amended on 2 May 2014 (incorporated by reference to Exhibit 4(c)(ix) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)

Exhibit 4(c)(iv)[a]	Rules of the InterContinental Hotels Group Annual Performance Plan as amended on 2 May 2014 (incorporated by reference to Exhibit 4(c)(x) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)

Exhibit 4(c)(v)	Keith Barr’s service contract dated 5 May 2017, commencing on 1 July 2017

Exhibit 4(c)(vi)	Elie Maalouf’s service contract dated 19 October 2017, commencing on 1 January 2018

Exhibit 8	List of subsidiaries as at 31 December 2017 (can be found on pages 141 to 143)

Exhibit 12(a)	Certification of Keith Barr filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 12(b)	Certification of Paul Edgecliffe-Johnson filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 13(a)	Certification of Keith Barr and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350

Exhibit 15(a)	Consent of independent registered public accounting firm, Ernst & Young LLP

Exhibit 101*	XBRL Instance Document and related items

[a] Incorporated by reference.

*  As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

IHG | Annual Report and Form 20-F 2017 | Additional Information | Exhibits	181

Additional Information

Form 20-F cross-reference guide

Item	Form 20-F caption	Location in this document	Page

1	Identity of directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information

	3A – Selected financial data	Shareholder information: Selected five-year consolidated financial information	177

		Shareholder information: Dividend history	179

	3B – Capitalisation and indebtedness	Not applicable	–

	3C – Reason for the offer and use of proceeds	Not applicable	–

	3D – Risk factors	Group information: Risk factors	164–167

4	Information on the Company

	4A – History and development of the Company	Group information: History and developments	164

		Shareholder information: Return of funds	178

		Useful information: Contacts	187

	4B – Business overview	Strategic Report	2–43

		Group information: Working Time Regulations 1998	170

		Group Information: Risk factors	164–167

	4C – Organisational structure	Group Financial Statements: Note 33 – Group companies	141–143

	4D – Property, plants and equipment	Strategic Report: Key performance indicators	23-25

		Directors’ Report: Greenhouse gas (GHG) emissions	162

		Group Financial Statements: Note 12 – Property, plant and equipment	116

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects

	5A – Operating results	Strategic Report: Performance	26–43

		Group Financial Statements: Accounting policies	95–103

		Viability statement	22

	5B – Liquidity and capital resources	Strategic Report: Performance – Liquidity and capital resources	43

		Group Financial Statements: Note 17 – Cash and cash equivalents	123

		Group Financial Statements: Note 20 – Loans and other borrowings	124–125

		Group Financial Statements: Note 22 – Financial risk management	126–129

		Group Financial Statements: Note 23 – Fair value measurement	129–130

		Group Financial Statements: Note 24 – Reconciliation of profit for the year	131
		to cash flow from operations

	5C – Research and development; intellectual property	Not applicable	–

	5D – Trend information	Strategic Report: Performance	26–43

	5E – Off-balance sheet arrangements	Strategic Report: Performance – Liquidity and capital resources	43
		– Off-balance sheet arrangements

	5F – Tabular disclosure of contractual obligations	Strategic Report: Performance – Liquidity and capital resources	43

	5G – Safe harbour	Additional Information: Forward-looking statements	188

	5H – Non-GAAP financial measures	Strategic Report: Performance	26

		Other financial information	154–156

		Group Financial Statements: Note 9 – Earnings per ordinary share	115

		Group Financial Statements: Note 21 – Net debt	126

6	Directors, senior management and employees

	6A – Directors and senior management	Corporate Governance: Our Board of Directors and Our Executive Committee	48–51

	6B – Compensation	Directors’ Remuneration Report	64–77

		Group Financial Statements: Note 25 – Retirement benefits	131–135

		Group Financial Statements: Note 31 – Related party disclosures	140

		Group Financial Statements: Note 26 – Share-based payments	135–136

	6C – Board practices	Corporate Governance	47–63

	6D – Employees	Group Financial Statements: Note 3 – Staff costs and Directors’ emoluments	109

		Group information: Working Time Regulations 1998	170

		Directors’ Report: Employees and Code of Conduct	161

	6E – Share ownership	Directors’ Remuneration Report: Annual Report on Directors’ Remuneration	72
		– Scheme interests awarded during 2017

		Directors’ Remuneration Report: Annual Report on Directors’ Remuneration	73,76
		– Statement of Directors’ shareholdings and share interests

		Group Financial Statements: Note 26 – Share-based payments	135–136

		Group information: Directors and Executive Committee members’ shareholdings	167

7	Major shareholders and related party transactions

	7A – Major shareholders	Directors’ Report: Major institutional shareholders	160

		Shareholder information: Shareholder profiles	180

	7B – Related party transactions	Group Financial Statements: Note 14 – Investment in associates and joint ventures	119–120

		Group Financial Statements: Note 31 – Related party disclosures	140

	7C – Interests of experts and counsel	Not applicable	–

182	IHG | Annual Report and Form 20-F 2017

Item	Form 20-F caption	Location in this document	Page

8	Financial Information

	8A – Consolidated statements and	Directors’ Report: Dividends	160

	other financial information	Group Financial Statements	78–143

		Group Information: Legal proceedings	172

		Strategic Report: Performance – Other financial information	42

	8B – Significant changes	None	–

9	The offer and listing

	9A – Offer and listing details	Shareholder information: Share price information	179

	9B – Plan of distribution	Not applicable	–

	9C – Markets	Shareholder information: Share price information	179

	9D – Selling shareholders	Not applicable	–

	9E – Dilution	Not applicable	–

	9F – Expenses of the issue	Not applicable	–

10	Additional information

	10A – Share capital	Not applicable	–

	10B – Memorandum and articles of association	Group information: Articles of Association	169–170

		Group information: Rights attaching to shares	169

	10C – Material contracts	Group information: Material contracts	171–172

	10D – Exchange controls	Shareholder information: Exchange controls and restrictions on payment of dividends	172

	10E – Taxation	Shareholder information: Taxation	173–175

	10F – Dividends and paying agents	Not applicable	–

	10G – Statement by experts	Not applicable	–

	10H – Documents on display	Useful information: Investor information – Documents on display	186

	10I – Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Group Financial Statements: Note 22 – Financial risk management	126–129

12	Description of securities other than equity securities

	12A – Debt securities	Not applicable	–

	12B – Warrants and rights	Not applicable	–

	12C – Other securities	Not applicable	–

	12D – American depositary shares	Group information: Description of securities other than equity securities	168

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and Procedures	Shareholder information: Disclosure controls and procedures	175

		Group Financial Statements: Statement of Directors’ Responsibilities – Management’s report on internal control over financial reporting	80

		Group Financial Statements: Independent Auditor’s US Report	87

16	16A – Audit committee financial expert	Corporate Governance: Audit Committee Report	56

		Shareholder information: Summary of significant corporate governance	176
		differences from NYSE listing standards – Committees

	16B – Code of ethics	Directors’ Report: Employees and Code of Conduct	161

		Strategic Report: Doing business responsibly	18–19

		Shareholder information: Summary of significant corporate governance	176
		differences from NYSE listing standards

	16C – Principal accountant fees and services	Corporate Governance: Audit Committee Report – External auditor	59

		Corporate Governance: Audit Committee Report – Non-audit services	58

		Group Financial Statements: Note 4 – Auditor’s remuneration paid to Ernst & Young LLP	109

	16D – Exemptions from the listing standards	Not applicable	–
	for audit committees

	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases of equity securities by the Company and affiliated purchasers	178

	16F – Change in registrant’s certifying accountant	Not applicable	–

	16G – Corporate Governance	Shareholder information: Summary of significant corporate governance	176
		differences from NYSE listing standards

	16H – Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Group Financial Statements	78–143

19	Exhibits	Additional Information: Exhibits	181

IHG | Annual Report and Form 20-F 2017 | Additional Information | Form 20-F cross-reference guide	183

Additional Information

Glossary

adjusted

excluding the effect of exceptional items and any relevant tax.

ADR

an American Depositary Receipt, being a receipt evidencing title to an ADS.

ADR Depositary (JPMorgan)

JPMorgan Chase Bank N.A.

ADS

an American Depositary Share as evidenced by an ADR, being a registered negotiable security, listed on the New York Stock Exchange, representing one ordinary share of 18 318/329pence each of the Company.

AGM

Annual General Meeting of InterContinental Hotels Group PLC.

AMEA

Asia, Middle East and Africa.

Annual Report

The Annual Report and Form 20-F in relation to the years ending 31 December 2016 or 2017 as relevant.

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

Compound Annual Growth Rate (CAGR)

the annual growth rate over a period of years, calculated on the basis that each year’s growth is compounded, that is, the amount of growth in each year is included in the following year’s number, which in turn grows further.

constant currency

a current-year value translated using the previous year’s exchange rates.

contingencies

liabilities that are contingent upon the occurrence of one or more uncertain future events.

continuing operations

operations not classified as discontinued.

currency swap

an exchange of a deposit and a borrowing, each denominated in a different currency, for an agreed period of time.

Deferred Compensation Plan

the Defined Contribution Deferred Compensation Plan.

derivatives

financial instruments used to reduce risk, the price of which is derived from an underlying asset, index or rate.

direct channels

methods of booking hotel rooms (both digital and voice) not involving third-party intermediaries.

Director

a director of InterContinental Hotels Group PLC.

DR Policy

Directors’ Remuneration Policy. The revised DR Policy is not included in this year’s report, but can be found on our website. A summary can be found in the Remuneration Report.

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

fee business

IHG’s franchise and managed businesses combined.

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

IASB

International Accounting Standards Board.

ICETUS

InterContinental Executive Top-Up Scheme.

IC Plan

InterContinental Hotels UK Pension Plan.

IFRS

International Financial Reporting Standards as adopted by the EU and issued by the IASB.

184	IHG | Annual Report and Form 20-F 2017

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

ordinary share

from 9 October 2012 until 30 June 2014, the ordinary shares of 14 194/329 pence each in the Company; from 1 July 2014, the ordinary shares of 15 265/329 pence each in the Company; and from 9 May 2016 the ordinary shares of 18 318/329 pence each in the Company; and from 8 May 2017 the ordinary shares of 19 17/21 pence each in the Company.

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

System contribution to revenue

percentage of rooms revenue delivered through IHG’s direct and indirect systems and channels.

System Fund or Fund

assessment fees and contributions collected from hotels within the IHG System which fund activities that drive revenue to our hotels including marketing, the IHG Rewards Club loyalty programme and our distribution channels.

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

IHG | Annual Report and Form 20-F 2017 | Additional Information | Glossary	185

Additional Information

Useful information

Investor information

Website and electronic communication

As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2017 has been made available to shareholders through our website at www.ihgplc.com/investors under Annual Report.

Shareholders may electronically appoint a proxy to vote on their behalf at the 2018 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

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

The IHG® Foundation

Launched in 2016, the IHG Foundation is an independent charity that sets the foundations for stronger, healthier and more prosperous communities around the world.

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

Changes to the base cost of IHG shares

Details of all the changes to the base cost of IHG shares held from April 2003 to December 2017, for UK Capital Gains Tax purposes, may be found on our website at www.ihgplc.com/investors under Shareholder centre in the Tax information section.

‘Gone away’ shareholders

Working with ProSearch (an asset reunification company), we continue to look for shareholders who have not kept their contact details up to date. We have funds waiting to be claimed and are committed to doing what we can to pay these to their rightful owners. Please contact ProSearch on +44 (0) 800 612 8671 or email info@prosearchassets.com for further details.

Shareholder security

Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from ‘brokers’ who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’. More detailed information on this or similar activity can be found at www.fca.org.uk/consumers on the Financial Conduct Authority website.

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

Documents on display

Documents referred to in this Annual Report and Form 20-F that are filed with the SEC can be found at the SEC’s public reference room located at 100 F Street, NE Washington, DC 20549. For further information and copy charges please call the SEC at 1-800-SEC-0330. The Company’s SEC filings since 22 May 2002 are also publicly available through the SEC’s website at www.sec.gov Copies of the Company’s Articles can be obtained via the website at www.ihgplc.com/investors under Corporate governance or from the Company’s registered office on request.

[a]	Lines are open from 8.30am to 5.30pm Monday to Friday, excluding UK public holidays.

[b]	Lines are open from 8.00am to 4.30pm Monday to Friday, excluding UK public holidays.

186	IHG | Annual Report and Form 20-F 2017

Financial calendars

Dividends		Other dates

	2017		2017
2017 Special dividend of 156.4p per ordinary share		Financial year end	31 December
(202.5¢ per ADR)
Record date	5 May		2018
Ex-dividend date	8 May	Announcement of Preliminary Results for 2017	20 February
Payment date	22 May	Announcement of 2018 First Quarter Interim	4 May
2017 Interim dividend of 24.4p per share		Management Statement
(33.0¢ per ADR)		Annual General Meeting	4 May
Payment date	6 October	Announcement of Half-Year Results for 2018	7 August
	2018	Announcement of 2018 Third Quarter Interim Management Statement	19 October
2017 Final dividend of 71.0¢ per ordinary share[a]		Financial year end	31 December
Ex-dividend date	29 March
Record date	3 April		2019
Payment date	11 May	Announcement of Preliminary Results for 2018	February

[a]	The sterling amount of the final dividend will be announced on 23 April 2018 using the average of the daily exchange rates from 18, 19, 20 April 2018 inclusive.

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

St. Paul, MN 55164-0504,

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

+44 20 3349 9033b (Europe and Africa)

+1 888 211 9874c (US and Canada)

+1 800 272 9273c (Mexico)

+1 801 975 3013d (Spanish) (Central and South America)

+971 4 429 0530d (Middle East)

+61 2 9935 8362d (Australia)

+86 21 2033 4848d (Mandarin and Cantonese) (China)

+81 3 5767 9325d (Japan)

+63 2 857 8778d (Korea)

+63 2 857 8788d (all other countries in Asia Pacific)

[a]	Telephone calls to this number are charged at 13p per minute. Standard network rates apply. Calls from mobiles will be higher.

[b]	International calling rates apply.

[c]	Toll-free.

[d]	Toll charges apply.

IHG | Annual Report and Form 20-F 2017 | Additional Information | Useful information	187

Additional Information

Forward-looking statements

The Annual Report and Form 20-F 2017 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chairman’s statement and in the Chief Executive Officer’s review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

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

The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2017.

188	IHG | Annual Report and Form 20-F 2017

Designed and produced by Superunion

(formerly Addison Group), London.

www.superunion.com

Managed by Donnelley Financial Solutions

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

Printed by CPI Colour in the UK, using the latest environmental printing technology and vegetable-based inks.

CPI Colour is a CarbonNeutral® company. Registered with the Environmental Management System ISO14001 and are Forest Stewardship Council (FSC®) chain-of-custody certified.

The unavoidable carbon emissions generated during the manufacturing and delivery of this document have been reduced to net zero through a verified carbon offsetting project.

InterContinental Hotels Group PLC

Broadwater Park, Denham

Buckinghamshire UB9 5HR

United Kingdom

Tel +44 (0) 1895 512 000

Fax +44 (0) 1895 512 101

Web www.ihgplc.com

Make a booking at www.ihg.com

Crowne Plaza Harbin Songbei, China

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Paul Edgecliffe-Johnson

Name: Paul Edgecliffe-Johnson
Title: Chief Financial Officer

Date: 1 March 2018