Form 20-F
period 2018-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2019-02-28
CIK 858446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Ordinary Shares of 19 17/21 pence each	190,770,580

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

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

  ☐    Yes      ☐No

InterContinental

Annual Report and Form 20-F 2018

IHG®

With thousands of hotels

in more than 100 countries,

our purpose is to provide

True Hospitality for everyone.

Holiday Inn London – Watford Junction, United Kingdom

Contents

Strategic Report
2	IHG at a glance
4	Chair’s statement
6	Chief Executive Officer’s review
8	Industry overview
10	Our brands
14	Our business model
18	Our strategy for high-quality growth
20	Our Strategic Model in action
22	Our culture, key stakeholders and doing business responsibly
26	Risk management
30	Viability statement
31	Key performance indicators (KPIs)
36	Performance
36	Key performance measures (including Non-GAAP measures) used by management
37	Group
40	Americas
43	Europe, Middle East, Asia and Africa (EMEAA)
46	Greater China

Governance
54	Chair’s overview
55	Corporate Governance
55	Our Board and Committee governance structure
56	Our Board of Directors
58	Our Executive Committee
60	Board meetings
61	Engagement with stakeholders
62	Director induction, training and development
63	Board effectiveness evaluation
64	Audit Committee Report
68	Corporate Responsibility Committee Report
69	Nomination Committee Report
70	Statement of compliance with the UK Corporate Governance Code
72	Directors’ Remuneration Report

Group Financial Statements
88	Statement of Directors’ Responsibilities
95	Independent Auditor’s US Report
96	Group Financial Statements
103	Accounting policies
109	New accounting standards and presentational changes
115	New standards issued but not yet effective
116	Notes to the Group Financial Statements

Additional Information
172	Other financial information
178	Directors’ Report
182	Group information
193	Shareholder information
201	Exhibits
202	Form 20-F cross-reference guide
204	Glossary
206	Useful information
208	Forward-looking statements

The Strategic Report on pages 2 to 51 was

approved by the Board on 18 February 2019.

George Turner, Company Secretary

IHG | Annual Report and Form 20-F 2018	1

Strategic Report

IHG at a glance

We are one of the world’s leading hotel companies and our purpose is to provide True Hospitality for everyone. By recognising and respecting people and creating great guest experiences, we offer hotel brands that are loved by millions of guests and preferred by owners. Through our global reach we ensure True Hospitality also extends to our people,

the environment and local communities all around the world.

With our asset-light business model, we predominantly manage and franchise hotel brands, and grow our business by ensuring we have the right offer for both guests and owners, whatever their needs. Focused on high-growth industry segments and geographies, our strategy involves strengthening our established brands and capitalising on opportunities for our brand portfolio; building and leveraging scale; developing lifetime guest relationships; and delivering revenue to our hotels through the lowest-cost direct channels. Underpinning our entire strategy, our business model and partnerships is a clear commitment to operating responsibly, brought to life through our culture and talented colleagues.

Central to our success are the relationships we have with our employees, guests, and third-party hotel owners. Our focus is on: ensuring our high-quality owner proposition is competitive; operating our business with a targeted allocation of resources; and disciplined processes and risk controls. This enables us to drive sustainable growth in our profitability and deliver superior shareholder returns over the long term.

Our brands Mainstream Upscale Luxury

2	IHG | Annual Report and Form 20-F 2018

Financial highlights

Total revenue

$4,337m (+6.4%)

2017: $4,075ma

Revenue from reportable segmentsb

$1,933m (+11.7%)

2017: $1,730ma

Operating profit

$566m (-22.3% )

2017: $728ma

Operating profit from reportable segmentsb

$816m (+7.7%)

2017: $758ma

Total gross revenue in IHG’s Systemb

$27.4bn (+6.6%)

2017: $25.7bn

Underlying fee revenue growthb

+6.5%

2017: +4.7%a

Total underlying operating profit growthb

$47m (+6.2%)

2017: $56ma

Revenue per available room (RevPAR) growth

+2.5%

2017: +2.7%

Our scale

We predominantly franchise our brands and manage hotels on behalf of third-party hotel owners; our focus is therefore on building preferred brands and strong revenue delivery systems.

Total hotels (rooms) in the IHG System

5,603

(836,541)

2017: 5,348 (798,075)

Franchised hotels (rooms)

4,615

(576,979)

2017: 4,433 (552,834)

Managed hotels (rooms)

965

(253,566)

2017: 903 (241,370)

Owned, leased and managed lease hotels (rooms)

23

(5,996)

2017: 12 (3,871)

Total hotels (rooms) in the pipeline

1,859

(270,948)

2017: 1,655 (244,146)

Where we operate

Group revenue from reportable

segments 2018 ($1,933m)b

Group operating profit from

reportable segments 2018 ($816m)b

Number of rooms (836,541)

[a]	restated to reflect the adoption of IFRS 15 (see pages 109 to 113) in the Financial Statements.

[b]	Use of Non-GAAP measures

In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 36, and reconciliations to IFRS figures, where they have been adjusted, are on pages 172 to 175.

Total underlying operating profit growth and underlying fee revenue growth are stated at constant currency.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | IHG at a glance	3

Strategic Report

Chair’s statement

Final dividend

78.1¢

to be paid on 14 May 2019

(2017: 71.0¢)

Full-year dividend

Five-year progress (¢)

Return of funds

Since March 2003, the Group has returned over $11 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes.

Since 2014:

•	$500 million special dividend paid 29 January 2019

•	$400 million special dividend paid 22 May 2017

•	$1.5 billion special dividend paid 23 May 2016

•	$500 million share buyback completed in 2014

•	$750 million special dividend paid 14 July 2014

entral to IHG’s long-term success has been our commitment to evolve, adapt and innovate in order to keep improving, and in 2018 we took significant steps to strengthen the execution of our strategy and lay the foundations for faster growth.

Whilst the world’s changing economic, political and societal landscape means we will always operate amid challenges – from competing tensions of globalisation and nationalism, to climate change – the prospects for our industry remain strong. A growing global economy, expanding middle class, increasing disposable incomes and cheaper air travel all underpin exciting growth prospects. Ready to meet that demand is a heavily competitive marketplace vying to serve increasingly high consumer expectations around service, experience and technology.

At IHG, we are well placed to capitalise. Our successful asset-light strategy and focus on distinctive hotel brands that meet guest needs and deliver strong owner returns is a proven one. This is illustrated by our global scale, the millions of guests choosing our brands, the many long-standing owner relationships we have, and our respect within the investment community for delivering strong, consistent shareholder returns. However, as we operate in a landscape of increasing choice for consumers and investors, we continue to seek opportunities to execute our strategy in quicker, more targeted and effective ways.

This was the focus of 2018: introducing clear strategic initiatives that strengthen our brand portfolio and loyalty programme; our work with owners; how we use our scale, resources and technology to drive industry-leading net rooms growth over the medium term; and deliver our purpose of providing True Hospitality for everyone.

To enable these initiatives, we have made necessary large-scale functional, cultural and personnel changes that will transform our organisation and provide a stronger platform for future success. Encouragingly, whilst an acceleration in our growth rate is a long-term commitment, our best openings and signings performance in a decade, alongside strong financial results, shows we are already having an impact.

Focus on growth

As a Board, we want to ensure that a focus on accelerated growth adheres to the high-quality principles we uphold as a business. This means maintaining our discipline, committing resources in keeping with our strategic direction, and working with owners who share our values. Operating in this responsible way is central to IHG’s long-term track record of delivering high-quality, sustainable growth for all our stakeholders.

A key role of the Board is to challenge and support the business in its corporate decision making, and we have a breadth of diversity, skills and experience to draw upon in order to add value to the decisions we make as a company. We strongly believe that different perspectives enrich a business and we recognise the importance of gender balance too, with more than a third of our Board being female and half of our committees chaired by women.

4	IHG | Annual Report and Form 20-F 2018

“Our focus in 2018 has been

strengthening the execution

of our strategy, and laying the

foundation for faster growth”.

In addition to collaborating as a Board with senior leadership on the implementation of organisational changes in 2018, significant moves to strengthen our brand portfolio were also on the agenda, with the $39 million acquisition of a 51% stake in Regent Hotels & Resorts in July, and an agreement to rebrand and operate a collection of high-quality properties in the UK. Both deals, and our recent acquisition of Six Senses Hotels Resorts Spas, illustrate IHG’s commitment to strengthening our luxury presence.

In what was his first full year as Chief Executive Officer, Keith Barr has shown a great ability to lead the business and engage external stakeholders during a significant period of change. On behalf of the Board, I would like to congratulate Keith and his leadership team on injecting a fresh energy into IHG, and a renewed focus on working collectively at speed to drive growth through attractive brands and strong owner support. Illustrative of IHG’s inclusive approach is a commitment to launch a share plan for corporate colleagues outside of IHG’s senior leadership. The plan, which is subject to shareholder and regulatory approval, recognises the role that all corporate colleagues play in IHG’s success and our promise to ensure they have the opportunity to benefit as our Company grows.

Managing risk

Operating a business in more than 100 countries requires a considered and agile approach to managing risks associated with our industry and evolving business model, actively taking opportunities to pursue growth and managing risks carefully where we have less tolerance for uncertainty. Reflecting this and the Board’s responsibility to uphold the highest ethical standards and corporate governance, we regularly review areas for improvement, training and development.

In 2018, the Board attended presentations on key corporate governance, consumer, technology and cybersecurity themes, and spent time reviewing opportunities to further increase transparency and enhance IHG’s trusted reputation through changes related to the 2018 UK Corporate Governance Code.

On cybersecurity in particular, an external risk assessment was undertaken, which focused on industry specific issues, our current capabilities, recent progress and a forward-looking plan that will remain in focus in 2019.

It’s important to remember that our scale also brings many opportunities. Not only does it allow us to manage volatility and continue to grow our business, but it also provides a valuable platform to care for the environment and give back to local communities within which we operate. This is extremely important to IHG. Contributing to a broader social purpose is something our colleagues are passionate about, and we know the actions we take are increasingly followed by a wider range of stakeholders, from guests and corporate clients to investors.

We’re proud of our commitments in this area, and whether it’s by helping hotels better manage their carbon footprint, creating a chance to build a career in hospitality, or offering support in times of disaster, it’s important to everyone at IHG that we help.

Shareholder returns

I am pleased to announce that the Board is recommending a final dividend of 78.1 cents per ordinary share, an increase of 10% on the final dividend for 2017. This results in a full-year dividend of 114.4 cents per share, up 10% on 2017. During the year, the Board also approved a $500 million special dividend with share consolidation, which was paid to shareholders in January 2019. This takes the total funds returned to shareholders since 2003 to $13.6 billion, representing value through both our programme of asset sales (which concluded in 2015), and the strength of our cash generative business model and ability to drive organic growth.

We continue to grow our business in a way that ensures shareholder returns do not come at the expense of other stakeholders. Guided by our successful strategy, we’re able to invest in initiatives that drive growth, create a rewarding culture for our colleagues, and deliver strong returns for owners, all whilst delivering on our commitments to shareholders. As a Board, we will continue in 2019 to promote and instill the culture, values, systems and controls that make this possible.

I would like to sincerely thank all colleagues for their hard work and commitment to IHG and our brands in 2018, and our owners and investors for their continued confidence in our business.

Patrick Cescau

Chair

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Chair’s statement	5

Strategic Report

Chief Executive Officer’s review

Key 2018 highlights

Total room signings

98,814

The highest number in a decade

New brands

2

Regent Hotels & Resorts and voco™ added to brand portfolio

Total room openings

56,343

The highest number in a decade

IHG Concerto™

5,603

Global roll out to all hotels

n almost two decades spent with IHG, I have seen the Company reach many milestones, but the pace and scale of achievements delivered in 2018 mark a period of important change, and an ambition to ensure our already successful business is best equipped to reach its enormous potential.

As one of the world’s leading hotel companies, we already have a family of much-loved brands, a strong loyalty proposition, outstanding hotels, talented teams, and long-standing owner relationships in key markets globally. These elements are the foundation upon which we have executed a clear and effective strategy, helping to significantly grow our business in recent years and create substantial returns for all our stakeholders.

When I became Chief Executive Officer in July 2017, it was with a clear vision to make our strategy work harder, by strengthening our brands, guest experiences and owner proposition. Enabling these are reorganised functions, freed-up capacity and a sharp focus on prioritised initiatives that together will further increase our competitiveness and accelerate our growth, adding more high-quality hotels to our system at a faster pace.

As a result, there has been change within our business in 2018, and it is a real testament to all our colleagues that we made such huge progress, whilst still driving strong operational and financial performance.

Accelerating our growth

As of January 2018, we combined our Asia, Middle East and Africa operating region with Europe, in order to allow us to better use our scale, share best practice, and increase investment in specific markets.

More broadly, we moved to a new organisational structure that allows us to work faster and more effectively as one global team. Two changes formed a key part of this work. Firstly, the integration of our Commercial and Technology functions to help maximise revenue delivery and bring new products and services to market faster. Secondly, the creation of a new Global Marketing Organisation which combines our brand, loyalty and marketing capabilities. This change puts our full might behind new global teams responsible for driving the growth and performance of our mainstream, upscale and luxury brands.

Using our new organisational framework, we outlined a series of strategic growth initiatives in February 2018, funded by a reinvestment of $125 million in annual cost savings by 2020. These initiatives focus on optimising our brand portfolio; enhancing hotel revenue delivery through digital and technological innovation that enriches the guest experience; improving our owner proposition across development, hotel openings and performance; and strengthening our IHG Rewards Club loyalty programme through personalisation and powerful partnerships.

Financial performance

While our initiatives are multi-year focused, significant progress in 2018, supported by new ways of working, contributed to a strong annual performance. We delivered a 6% increase in underlying operating profit and our best performance for openings and signings in a decade, leaving us well positioned for future growth.

Our Holiday Inn® Brand Family remains IHG’s growth engine, and represented almost half of total signings in 2018. Driving this demand is our continued use of consumer and owner

6	IHG | Annual Report and Form 20-F 2018

insights to improve experiences and returns through new designs and services. Equally, the work we are doing to strengthen Crowne Plaza in the Americas through our Accelerate programme is also driving improvements in key hotel metrics.

Another key highlight in 2018 was the growth of Kimpton Hotels & Restaurants, where we doubled signings year-on-year, and secured a presence in 14 countries, including locations in London, Bangkok, Tokyo and Mexico City. Equally impressive was the continued phenomenal demand for our newest mainstream brand, avid hotels, which has 171 hotels in the pipeline and one property already open. On top of that we celebrated openings of our 200th InterContinental, and 100th Hotel Indigo.

To help accelerate our growth, we’ve been clear that we will capitalise on opportunities for our portfolio too, and the acquisition of a majority stake in Regent Hotels & Resorts was a key moment. Regent is a well-respected brand at the top tier of luxury, where we know many owners want to work with IHG. We have repositioned the brand to appeal to modern luxury travellers, and we are excited about the prospect of growing its portfolio from six hotels to more than 40 in the years ahead.

sit at the very top tier of our luxury offer, and our plans to launch a new all-suites upper midscale brand into the US later this year.

Transformational technology

As well as the right brands, guests and owners want the right technology, and the global rollout in 2018 of IHG Concerto™ was a significant milestone.

This cloud-based technology platform, which includes our industry-leading Guest Reservation System, allows us to bring together all our core hotel systems, providing the right mix of technology, data and functionality needed to improve stay experiences and help owners drive revenue and performance. In 2019, we will develop a second phase focused on enhancing the reservation experience, with hotels able to highlight attributes they know guests value, from a particular room size to specific views.

Ensuring we offer the right platforms and experiences to deliver revenue to our hotels is crucial to our business. Digital revenue, which is our lowest cost booking channel, grew by 13% in 2018 to $5.3 billion. Ensuring we find more ways to enrich everything from bookings to stays and marketing, whilst placing the utmost importance on data privacy and security, remains a significant priority for IHG.

“Supported by our people,

strategic initiatives and positive

industry trends, we are confident

in our prospects.”

We also launched our new upscale brand, voco, which offers a different avenue of growth for IHG and is already attracting strong interest. The brand will principally focus on conversion opportunities and work with owners of high-quality hotels looking to quickly take advantage of a strong brand and systems to drive growth. We’ve already opened two hotels and have another eight in the pipeline.

Supporting growth of both our Kimpton and voco brands was the deal in May to rebrand and operate a collection of UK portfolio properties – an agreement which made IHG the leading luxury hotel operator in that market.

Continuing this momentum, in February 2019 we announced the $300 million acquisition of Six Senses Hotels Resorts Spas, which will

Special culture

The scale of change achieved alongside our performance has not been without challenges but as I have travelled around our business, the enthusiasm of colleagues to embrace change encapsulates IHG’s special culture, and we continue to focus heavily on keeping people informed and supported.

We are proud to have been recognised as a 2018 Aon Global Best Employer for a second consecutive year, and listed in the 2018 Hampton Alexander Review as one of the top 10 FTSE 100 companies for female representation across our Executive Committee and direct reports. We place huge importance on our diverse and inclusive culture; and several initiatives led by a newly formed Global D&I Board, which I chair, will ensure further progress.

For any company, having the right strategy, structure and growth initiatives in place is of course crucial, but we recognise that ensuring we grow in a responsible way is equally important. Embedded in our business are a range of standards, policies and programmes that engender the right culture among our hotels, offices and suppliers, and helps us have a positive impact on the environment and local communities within which we operate.

Ensuring this is achieved across our operations, we embarked on 2018-2020 Responsible Business Targets during the year, which broadens our focus to areas of environmental sustainability, community impact, our people and procurement. This ranges from providing hospitality skills training to thousands through our IHG® Academy, to helping our hotels reduce their carbon footprint and increasing the diversity of our senior leadership.

Supporting our targets around community impact, we also launched our new True Hospitality for Good programme, which gives colleagues greater involvement in the IHG charity partners they wish to support, and puts more focus on volunteering for great causes. Almost 140,000 colleagues took part in the programme in 2018, helping support charities working to offer education and skills in hospitality, or providing disaster relief efforts globally.

We were delighted to be named an industry leader in sustainability for a second consecutive year on the S&P Dow Jones Sustainability Indices, and more broadly to receive several notable awards that show the progress we continue to make as a business. These include HICAP’s Merger and Acquisition of the year award for our Regent deal, and InterContinental Hotels & Resorts being named the world’s leading hotel brand at the World Travel Awards for the 12th time.

Thank you

I truly appreciate the amazing work and efforts of all of our colleagues in our hotels, corporate offices, and service centres globally. The energy and passion that they have put into delivering our purpose of providing True Hospitality is extraordinary. Thank you also to our owners for their partnership and confidence in our brands.

Supported by our people, strategic initiatives and positive industry trends, our prospects for growth are strong and we look forward to 2019 with optimism.

Keith Barr

Chief Executive Officer

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Chief Executive Officer’s review	7

Overview of global hotel industry

Geography
The US is the largest hotel market, whilst China continues to grow[a]

9%
40%
51%
% of room revenue
Americas
Rest of the world
Greater China

Branded hotels
The top five hotel groups have increased their market share by 6%[a]

2018 24.9%
2017 23.8%
2016 23.2%
2015 22.7%
2014 19.8%
2013 19.2%
2012 19.0%
% rooms

Segment
The hotel industry can be categorised by price level[a]

6%
16%
23%
22%
14%
19%
% rooms
Luxury
Upper Upscale
Upscale
Upper Midscale
Midscale
Economy

Hotel industry growth drivers: 10-year annual growth rate

Global GDP
+2.5% CAGR[b]

Indicator of economic growth – hotel performance correlates with GDP

Global household income
+2.8% CAGR[b]

Growing consumer spending and leisure travel, supported by cheaper air travel

Global corporate profits
+4.2% CAGR[b]

Good indicator of business travel demand – continues to grow

Global hotel industry performance

Global Industry RevPAR ($)[a]
RevPAR growth suggests solid lodging demand

2018 82.8
2017 79.8
2016 76.7
2015 75.2
2014 71.9

Global rooms supply (m rooms)[a]
Supply growth reflects the attractiveness of the hotel industry

2018 17.8
2017 17.4
2016 17.0
2015 16.7
2014 16.4

Hotel business models

There are two principal business models used by branded hotel groups:

- Fee-based, asset-light model
  - Franchised – owned and operated by parties distinct from the brand, who pay fees to the hotel company for the use of their brand.
  - Managed – operated by a party distinct from the hotel owner, who pays management fees and, if the hotel uses a third-party brand name, fees to that third-party also.
- Owner-operated, asset-heavy model
  - Owned – operated and branded by the owner who bears all of the cost but benefits from all of the income.
  - Leased – similar to owned, except the owner-operator does not have outright ownership of the hotel but leases it from the ultimate owner.

Asset-heavy business models allow tighter control over hotel operations, whilst asset-light models enable faster growth with lower capital investment.

Strategic Report

Industry overview
From growing consumer demand for branded hotels, to an expanding middle class and greater disposable incomes, we operate in an industry with growth potential.

The global hotel industry is a $525bn industry, made up of 18 million rooms. 54% of rooms are affiliated with a global or regional chain (‘branded’), up from 50% in 2012, and 46% are unaffiliated (‘independent’). The top five hotel groups, IHG, Marriott, Hilton, Wyndham and Accor account for 25% of market share, up from 19% in 2012, and for 58% of the global development pipeline of hotels in planning or under construction.

In what is a fragmented market, competitor pressures in the branded space are intensifying as all major players pursue growth strategies through acquisitions, organic growth or diversification. As the digital landscape has evolved, consumer choice of where to stay and how to book has developed and hotel companies compete in an environment that includes Online Travel Intermediaries and alternative lodging solutions, such as peer-to-peer home rental companies and serviced apartments.

There are several metrics that recognise industry performance. RevPAR is an important indicator of the value guests ascribe to a given hotel, brand or market and grows when guests stay more often or pay higher rates. Rooms supply is significant because it is reflective of the attractiveness of investing in the hotel industry from an owner perspective and is influenced mainly by the profitability of a brand or market.

Driven by strong economic fundamentals, the global hotel industry has seen growth in both RevPAR and rooms supply for the past nine years as part of a larger travel and tourism sector. It also plays an important role economically, accounting for 1 in 10 jobs around the world.

The hotel industry is cyclical; long-term fluctuations in RevPAR tend to reflect the interplay between industry demand, supply and the macroeconomic environment. In the short term, at a local market level, political, economic and natural factors such as terrorism, oil market conditions and hurricanes can impact demand and supply.

[a] Source: STR, Inc [b] Source: Oxford Economics

8	IHG | Annual Report and Form 20-F 2018

InterContinental Shanghai Wonderland, China

20+[a]
New brands launched in the the last decade by the top five hotel groups

46%[b]
Of predicted US business trip spending will be by millennials, by 2020

90%[c]
Data in the world was generated in last two years

voco™ launched in 2018

Artificial Intelligence Smart Rooms

IHG Concerto™

[a] Source: STR, Inc

[b] Source: Boston Consulting Group, Inc

[c] Source: Forbes Media LLC

These pages should be read together with our principal risks on pages 26 to 30 and risk factors on pages 182 to 186.

Trends shaping our industry

Demand for branded experiences	Diverse consumer needs	Power of the cloud

Growing consumer demand for branded experiences requires hotel companies to continue to find new ways to work with owners and partners to meet expectations.

Owners recognise the strength of a branded offer, and in addition to traditional opportunities, are looking for ways to affiliate with a brand through light-touch conversions or low-cost construction techniques, combined with features that reduce operating costs. The recent addition of multiple new brands by big-branded players illustrates the level of capacity in the market and industry appetite.

Over the last decade, IHG has added our wellness focus brand, EVEN Hotels, a brand tailored to the Chinese consumer, HUALUXE, and following acquisition, expanded Kimpton in the global luxury space. We have also launched avid hotels in the mainstream segment, upscale brand voco, which is principally focused on conversions, and acquired both Regent and Six Senses Hotels Resorts Spas in the top tier of the luxury segment. This reflects a continued strategic focus on offering more tailored experiences to a diverse guest base in the highest opportunity segments and markets.

The consumer landscape continues to evolve – from millennials seeking increasingly unique and authentic experiences, to baby boomers with money and time to travel, both of whom increasingly expect technology to aid, inform and enrich their stays.

From intuitive booking apps, chatbots, and mobile check-in/check-out, to smart artificial intelligence assistants and seamless wifi, today’s guests expect technology to be integrated into many areas of the travel experience. To meet this trend, the ability of hotel companies to work in partnership with the right technology providers has become increasingly important.

IHG has made good progress in this area: from bespoke online payment solutions to Artifical Intelligence Smart Rooms in some of our InterContinental hotels, which allows guests to use voice commands to control opening the curtains through to ordering room service; and the development of IHG Studio with our avid brand, which allows seamless direct casting of entertainment from guest smart devices to in-room TVs.

Data generation, storage and use has never been as prevalent and important as it is today. Cloud storage has further changed the game, giving accommodation providers easy access to real-time diverse data, that enables a more personalised and efficient service.

Operationally it allows providers to use data to tailor guest experiences faster, and drive a more personalised relationship with them. With this trend comes a growing responsibility to handle data responsibly, respecting consumer preferences and rights.

IHG is a pioneer in data-centric technology innovation, from loyalty to reservations and hotel solutions. See IHG Concerto™ case study on page 21 for more details.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Industry overview	9

Strategic Report

Our brands

In 2018, we evolved our marketing function to adopt a

comprehensive global approach to marketing and brand

development activities. This included organising our brands into mainstream, upscale and luxury segments, in order to maximise efficiencies, better focus resources and drive performance.

With a purpose to provide True Hospitality for everyone at our core, the changes we have made leave us better equipped to keep our existing brands fresh and relevant, and to broaden our portfolio as we create the optimum mix of options for both our guests and owners.

Alongside a strong loyalty proposition, innovation and technology, and enhanced operational solutions for our owners, we are providing the foundations for industry-leading net rooms growth over the medium term. Reflecting the early impact of our changes, we delivered our best openings and signings performance in a decade in 2018.

Mainstream

IHG is the clear global leader within the mainstream segment, with 16% of existing global market share by rooms and 25% of the pipeline. Our mainstream brands operate across the midscale and upper midscale market segments, from full service hotels offering full-service facilities, to extended stay hotels which offer longer term accommodation compared to a traditional hotel. We are focused on enhancing our iconic brands, launching fast-growing new ones and expanding an already strong presence in extended stay.

Building on our mainstream strength, in February 2019 we announced plans to launch into the US a new all-suites upper midscale brand, targeted at an underserved $18 billion industry segment.

Annual industry	Industry revenue
global segment	growth potential
revenue	to 2025
$115bn	$65bn

Holiday Inn Hotels & Resorts®

One of the world’s most iconic and trusted brands, Holiday Inn is delivering warm and welcoming experiences for guests staying for business or pleasure. With a breadth of property types from urban centres to beach resorts, the brand continues to drive demand with a focus on service, improved guest room and public area designs, and new food and beverage offers.

1,224 Open hotels	288 Pipeline hotels

Holiday Inn Express®

Our Holiday Inn Express brand offers guests simpler, smarter travel experiences. Demand for our industry’s largest brand by rooms continues to grow, helped by new guest room designs and an enhanced breakfast offer that are leading to greater satisfaction scores. In China, the brand’s tailored franchise model has contributed to record growth in 2018, with 71 hotels signed.

2,726 Open hotels	784 Pipeline hotels

10	IHG | Annual Report and Form 20-F 2018

Holiday Inn Club Vacations®

More than 340,000 families now make our Holiday Inn Club Vacations brand their choice for vacation ownership. Continuing its impressive growth, the brand welcomed its 27th resort in 2018, further enhanced brand standards, renovated more than 1,000 villas, and introduced attractive benefits to enhance the member experience.

27 Open hotels	0 Pipeline hotels

Candlewood Suites®

Our US-focused extended stay brand, Candlewood Suites, continues to delight its long-term guests, and was named 2018’s number one hotel for midscale extended stay by Business Travel News. The brand has more than tripled in size since it was acquired by IHG in 2004 and continues to grow strongly, with a new 2019 hotel design expected to add further momentum.

396 Open hotels	102 Pipeline hotels

Staybridge Suites®

Featuring thoughtful amenities and spacious suites that provide a break from the norms of conventional travel, our extended stay brand Staybridge Suites was ranked first in its class for guest satisfaction in 2018’s J.D. Power survey for North America. Growing strongly in the US and expanding internationally, the brand will benefit from fresh new hotel designs rolling out globally.

276 Open hotels	182 Pipeline hotels

avid™ hotels

Launched in September 2017, our avid brand has enjoyed huge success, with signings in the US, Canada and Mexico, a development agreement in Germany, and one hotel already open. Priced below Holiday Inn Express, avid delivers the essentials exceptionally well at good value for guests, and provides owners with an attractive brand that’s efficient to build, operate and maintain.

1 Open hotels	171 Pipeline hotels

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Our brands	11

Strategic Report

Our brands continued

Upscale

In a broad market segment, we continue to focus on ensuring we offer attractive brands that deliver distinct experiences – from business travel to wellness-focused stays.

Improved service and modern designs will further enhance our existing brands as we grow them globally, and we are creating new opportunities for owners to quickly take advantage of our scale, systems and expertise.

Annual industry	Industry revenue
global segment	growth potential
revenue	to 2025
$40bn	$20bn

Crowne Plaza® Hotels & Resorts

Our Crowne Plaza brand champions a modern way of business travel through distinctive stay and meeting experiences. Recognised for award-winning innovative designs and marketing, the brand is focused on growing its small-to-mid-size meetings offer and rolling out key service and Sleep Advantage programmes that are helping deliver superior guest stays.

429 Open hotels	79 Pipeline hotels

voco™ Hotels

Launched in June 2018, our new distinctive upscale brand primarily focuses on conversion opportunities, offering owners of high-quality unbranded hotels the ability to combine the character of an individual property with rich guest experiences and IHG systems. Our first voco hotels are already open in Cardiff and on Australia’s Gold Coast, with signings ahead of expectations.

2 Open hotels	8 Pipeline hotels

HUALUXE® Hotels and Resorts

The first upscale international hotel brand designed for Chinese guests, we’ve adapted and evolved HUALUXE using consumer and owner insight to deliver a more competitive offer. Receiving awards for best business hotel brand, HUALUXE is driving strong guest satisfaction scores, and will welcome two iconic new openings in 2019 – HUALUXE Xi’an Hi-tech Zone and HUALUXE Xi’an Tanghua.

8 Open hotels	21 Pipeline hotels

EVEN® Hotels

With every square-foot of an EVEN property designed for travellers seeking a healthier and happier stay when away from home, our wellness-focused brand is meeting an increasing demand from guests and owners. Predominantly US-based, we are expanding internationally with pipeline properties in both Greater China and New Zealand.

10 Open hotels	18 Pipeline hotels

Hotel Indigo®

Already one of the largest global boutique hotel brands by number of hotels, we celebrated our 100th hotel opening in 2018 and our estate is set to almost double in size in the next five years. Serving growing demand for authentic local neighbourhood experiences, we are increasing guest satisfaction scores and seeing new hotel signings reach record levels.

102 Open hotels	92 Pipeline hotels

12	IHG | Annual Report and Form 20-F 2018

Luxury

With a strong heritage and expertise in luxury, we are growing our offer to ensure we cater for a range of needs in desirable destinations, from the top tier of the luxury segment through to boutique luxury. In February 2019, we further enhanced our offer with a $300 million acquisition of top tier luxury operator Six Senses Hotels Resorts Spas. A comprehensive luxury proposition strengthens our loyalty offer, attracts more corporate customers and creates a broader owner base to work with.

Annual industry	Industry revenue
global segment	growth potential
revenue	to 2025
$60bn	$35bn

Regent Hotels & Resorts

Our acquisition of a majority stake in the Regent brand in July 2018 gives IHG a vital presence in the top tier of luxury. For decades a benchmark for the top tier of luxury hotels, we see potential to grow the brand to more than 40 key destinations – creating a luxury halo for our entire estate. With new hallmarks, designs and service, we have evolved the brand for modern luxury travellers.

6 Open hotels	3 Pipeline hotels

InterContinental® Hotels & Resorts

The world’s first and largest luxury hotel brand celebrated its 200th opening in 2018, with new hotels including Shanghai Wonderland and San Diego, and was named the world’s leading hotel brand at the World Travel Awards for a 12th time. An enhanced Club InterContinental experience, global marketing campaign, new designs and luxury B2B focus are helping drive demand.

204 Open hotels	60 Pipeline hotels

Kimpton® Hotels & Restaurants

Known in the US for its highly-personal service and playful design, our Kimpton brand is now attracting strong interest in key international markets. We finished 2018 having secured a presence in 14 countries, including openings in Toronto and London and signings in Barcelona, Tokyo and Bangkok. The brand also ranked 6th on Fortune’s 100 Best Companies to Work For list.

66 Open hotels	27 Pipeline hotels

For more information on our brand portfolio see page 21.

Loyalty

One of the industry’s leading loyalty programmes, IHG Rewards Club is our way of ensuring that travel is experienced the way it should be: personal, simple and rewarding.

IHG® Rewards Club

IHG Rewards Club helps build valuable relationships with members, strengthens their bond with our hotel brands, drives direct bookings, and encourages guests to further explore our hotel portfolio. It allows us to create experiences that truly reward guests for their custom, from promotions to partnerships, to welcome amenities and perks. We’re focused on making those experiences even better.

In 2018, we launched two new US IHG Rewards Club co-branded credit cards, allowing customers to earn accelerated rewards and enjoy additional travel benefits. We also integrated Kimpton’s loyalty programme, Kimpton Karma, into IHG Rewards Club, giving Kimpton members access to all IHG’s brands, and IHG Rewards Club members a chance to earn points and redeem Reward Nights at our Kimpton properties.

We continue to innovate IHG Rewards Club to build stronger and deeper relationships with our guests, and to drive high value revenue across our hotel estate. Loyalty members are seven times more likely to book direct, and over the last four years we have increased loyalty room revenue contribution by 4%ppts to 43%. We are currently testing new features designed to increase member engagement with variable point pricing, for roll out during 2019.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Our brands	13

Strategic Report

Our business model

Through our business model, we predominantly franchise our

brands and manage hotels on behalf of third-party hotel owners.

As an asset-light business, we focus on growing our fee revenues and fee margins, with limited requirements for capital.

Our asset-light strategy enables us to grow our business whilst generating high returns on invested capital.

Whether we franchise or manage hotels is largely dependent on market maturity, owner preference and, in certain cases, the particular brand. For instance, in more developed markets such as the US and Europe, over 90% of IHG hotels are franchised. By contrast, in emerging markets such as Greater China, 91% of IHG hotels are managed by IHG.

Over time, we believe the Chinese market will move towards a franchised model. We successfully launched the first tailored franchised offer for Holiday Inn Express in 2016 and have since expanded this to include Holiday Inn and Crowne Plaza.

IHG’s owner proposition

We focus on ensuring our brand portfolio provides a differentiated offering for both guests and owners, and we continue to invest in building a superior owner proposition. For our owners we have developed state-of-the-art technology to drive hotel demand, be it through our mobile booking app, or our cloud-based hotel solutions. Our distribution channels (call centres and booking sites, through which hotel rooms are marketed and booked), allow hotel owners to reach potential guests at a lower cost. Over the last three years, the proportion of rooms revenue booked through IHG’s direct and indirect channels, has been steadily increasing. For guests, we ensure different brands deliver on their expectations, and we continually look to enhance our brand proposition and our IHG Rewards Club loyalty programme.

For further information on our brands see pages 10 to 13.

While our business model means that we do not employ colleagues in franchised hotels nor do we control their day-to-day operations, policies or procedures, IHG and its franchised hotels are committed to delivering a consistent brand experience, conducting business responsibly, and delivering True Hospitality. See pages 22 to 25 for more information.

How we generate revenue and deliver value

Revenue from reportable segments

Our revenue is directly linked to the

revenue generated by the hotels in

our system.

Franchised	Managed
576,979	253,566
rooms	rooms

Central	Owned, leased and
Revenue is principally technology fee income, (see page 49)	managed lease 5,996 rooms

Franchised hotels

From our franchised hotels we receive a fixed percentage of the room revenue following a guest staying at the hotel. This is our fee revenue. We deliver value to our hotel owners through cultivation of hotel brands, economies of scale, access to shared systems and resources, guest demand across the brand estate and centralised marketing activity to drive hotel guest bookings.

Managed hotels

From our managed hotels we generate revenue through a fixed percentage of the total hotel revenue and a proportion of the hotel’s profit. As well as the benefits we deliver through our franchise model, we drive value to our managed hotel owners by optimising the performance of their hotels.

Owned, leased and managed lease hotels

For hotels which we own or lease, we record the entire revenue and profit of the hotel in our financial statements. Our owned, leased and managed lease hotels have reduced from over 180 hotels 17 years ago, to 23 hotels at 31 December 2018.

14	IHG | Annual Report and Form 20-F 2018

IHG revenue from reportable segments and the System Fund

System Fund

IHG manages a System Fund on behalf of our third-party hotel owners, who pay a contribution into it. In addition, the System Fund also receives proceeds from the sale of IHG Rewards Club points. The System Fund is managed by IHG for the benefit of hotels within the IHG system, and is run at no profit or loss over the long-term. In 2018 IHG recognised $1.2 billion of revenue in the System Fund. Key elements of System Fund expenditure included marketing and sales activity, technology investments including our Guest Reservation System and our IHG Rewards Club loyalty programme.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Business model	15

Strategic Report

Our business model continued

Disciplined approach to capital allocation

Our asset-light business model is highly cash generative and enables us to invest in our brands. We have a disciplined approach to capital allocation ensuring that the business is appropriately invested in whilst maintaining an efficient balance sheet.

Our priorities for the uses of cash are consistent with previous years and comprise of:

Beyond this, we look to return surplus cash to shareholders through ordinary and special dividends and share buybacks.

Our objective is to maintain an investment grade credit rating. One of the measures we use to monitor this is net debt:EBITDA and we aim for a ratio of 2.0-2.5x. The ratio at 31 December 2018 was 1.7x. Following the adoption of IFRS 16 ‘Leases’ (see page 115), from 1 January 2019 we will aim to maintain a net debt:EBITDA ratio of 2.5-3.0x, which is equivalent to our guidance under the previous accounting standard.

Final dividend

The Board has proposed a final dividend per ordinary share of 78.1¢. With the interim dividend per ordinary share of 36.3¢, the full-year dividend per ordinary share for 2018 will total 114.4¢.

1.	Invest in the business

Through strategic investments and our day-to-day capital expenditures we continue to drive growth.

2.	Maintain sustainable growth in the ordinary dividend

IHG has a progressive dividend policy which means we look to grow the dividend per ordinary share each year.

3.	Return surplus funds

In October 2018, we announced a $500m capital return to shareholders via a special dividend and share consolidation. The special dividend was paid on 29 January 2019.

Capital investments net ($m)

Ordinary dividend progression (¢)

Shareholder returns 2003-18 ($bn)

16	IHG | Annual Report and Form 20-F 2018

Dividend policy

The Board constantly reviews the Group’s approach to capital allocation and seeks to maintain an efficient balance sheet and investment grade credit rating. IHG has a progressive dividend policy and excellent track record of returning funds to shareholders through ordinary and special dividends, and share buybacks, with the ordinary dividend seeing 11% CAGR since 2003. This is in addition to special returns of funds detailed on page 198.

When reviewing dividend recommendations, the Directors also take into account stakeholder interests, the long-term sustainable success of the Company and ensure that there are sufficient, distributable reserves.

For more details on our dividend policy and approach, see pages 4 and 50.

IHG’s outlook on capital expenditure

Capital expenditure incurred by IHG can be summarised as follows.

Type	What is it?	Recent examples

Maintenance capital expenditure, key money and selective investment to access strategic growth.	Maintenance capital expenditure is devoted to the maintenance of our owned, leased and managed lease hotels, which has reduced as we have become increasingly asset-light.	Examples of maintenance spend includes maintenance of our offices, systems and our owned, leased and managed lease hotels.

	Key money is expenditure used to access strategic opportunities, particularly in high-quality and sought-after locations when returns are financially and/or strategically attractive.	Examples of key money include investments to secure representation for our brands in prime city locations.

Recyclable investments to drive the growth of our brands and our expansion in priority markets.

Recyclable investments is capital used to acquire real estate or investment through joint ventures or equity capital. This expenditure is strategic to help build brand presence.

Over time, we would look to divest these investments at an appropriate time and reinvest the proceeds elsewhere across the business.

Examples of recent recyclable investments in prior years include our EVEN Hotel brand, where we used our capital to build three hotel properties in the US and established a joint venture in a third to showcase the brand. Over time we expect to divest our interest in these hotels.

System Fund capital investments for strategic investment to drive growth at hotel level.	The development of tools and systems that hotels use to drive performance. This is charged back to the System Fund over the life of the asset.	Recently we rolled out our new pioneering cloud-based Guest Reservation System, one of IHG Concerto’s comprehensive set of capabilities, which we developed with Amadeus.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Business Model	17

Strategic Report

Our strategy for high-quality growth

We have a clearly defined strategy designed to drive superior shareholder returns.

Our focus is on delivering high-quality growth, which means consistent, sustained growth in cash flows and profits over the long-term. The execution of our strategy is underpinned by a strong culture, talented people and a commitment to the environment and our stakeholders.

Overview of strategy

Our Strategic Model focuses on value-creation by building preferred brands, delivering a superior owner proposition, strengthening our loyalty programme, leveraging scale and generating revenue through the lowest-cost direct channels. Our targeted portfolio, together with disciplined execution of our strategy and a commitment to doing business responsibly, are designed to achieve industry-leading net rooms growth over the medium term.

Whilst executing our strategy we target the most attractive markets and segments, prioritising our resources and investments based on growth potential, strategic importance and IHG’s ability to build scale. This reflects our ambition to accelerate our growth trajectory and build on our strong global competitive position. Our brands operate in the mainstream, upscale and luxury segments which in our view are the highest opportunity segments based on guest needs. In addition, we focus on key countries and cities in markets where there is high growth potential, and look to invest ahead of demand.

Our strategy is executed through a strong set of values, business behaviours and talented people.

Our strategy should be read together with our culture, key stakeholders and doing business responsibly (pages 22 to 25), and our principal risks and uncertainties (pages 26 to 30).
For further information on our strategy, go to www.ihgplc.com/about-us under Our strategy.

18	IHG | Annual Report and Form 20-F 2018

Strategic Model

Since becoming a stand-alone company 16 years ago our Strategic Model has delivered superior shareholder returns. Our ambition is to accelerate our growth further, delivering industry-leading net rooms growth over the medium term, whilst doing business responsibly and delivering

True Hospitality for all.

The individual components of IHG’s Strategic Model are at the heart of our success and continue to align our organisation to focus on the most important strategic initiatives and deliver our commitment to True Hospitality. This approach helps us create value for our stakeholders and deliver high-quality growth for our shareholders.

Build and leverage scale

Scale provides significant advantages in the hospitality industry at both global and national level. IHG uses the breadth of its portfolio, combined with our depth in attractive markets and focus on the highest opportunity segments, to drive significant efficiencies, leading to increased operating leverage and ultimately higher margins.

•  We achieved 4.8% net system size growth in 2018.

•  In 2018 signings grew by 18% to 98,814 rooms, the highest in a decade.

•  We have built a strategic position in Greater China with a domestic business that has continued to outperform the market.

For further information see our accelerating our growth case study on page 20.

Strengthen loyalty programme	Having an attractive, differentiated loyalty offering tailored to our guests’ needs is critical to IHG’s continuing success. We are continually innovating	• Over the past four years we have increased our loyalty contribution by 4%ppts to 43%.

IHG Rewards Club to build lifetime relationships with our guests. This creates a sustainable long-term revenue source and transforms previously unaffiliated travellers into powerful advocates for our brands.

For further information on loyalty and IHG Rewards Club see page 13.

Enhance revenue delivery	By striving to drive business through our direct channels, IHG maximises returns for our owners, as these channels are less costly than alternatives such as third-party intermediaries.	• 13% growth in room revenues delivered through digital (web and mobile) channels to $5.3bn. • Successful roll out of IHG Concerto™, including the Guest Reservation System.
	Digital and technological innovation, alongside strong brands and compelling loyalty, is key in ensuring IHG continues to manage revenue delivery effectively.	For further information on IHG Concerto see page 21.

Evolve owner proposition	Within our asset-light business model, maintaining positive relationships with long-standing owners and constantly forging new owner relationships	• We invest in our hotel lifecycle capabilities, providing strong support for our owners from signing to opening a hotel, to future refurbishments.

is vital for IHG. Our outstanding operational support, preferred brands, industry-leading franchise offer and continued investment in innovation delivers a compelling owner proposition and strong returns.

For further information on how we evolve our owner proposition see our accelerating our growth case study on page 20.

Optimise our preferred portfolio of brands for owners and guests

As competition intensifies, distribution channels proliferate and consumers become more demanding, actively building a strong portfolio of distinctive, preferred brands for both our owners and guests is fundamental to IHG’s success and future growth.

•  We have successfully launched two new brands, avid and voco, during the last two years, and acquired Regent Hotels.

•  Continuing this momentum, in February 2019 we announced the $300 million acquisition of Six Senses Hotels Resorts Spas, which will sit at the top tier of our luxury offer, and our plans to launch a new all-suites upper midscale brand into the US later this year.

For further information on our brands see pages 10 to 13.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Our strategy for high-quality growth	19

Strategic Report

Our Strategic Model in action

In 2018, we took important steps to ensure our

business is best placed to execute our strategy

at pace, and we made progress on executing

against our strategic initiatives.

To see our regional highlights, please go to pages 40, 43 and 46.

Accelerating our growth

We have consistently executed a clearly defined strategy and delivered market outperformance over the past 16 years, whilst returning $13.6bn to shareholders. To continue to outperform in a changing and competitive environment, we set out a series of strategic initiatives in 2018.

These initiatives redirected our focus and resources to areas where we can enhance our proven business model, and deliver industry-leading net rooms growth over the medium term.

To capitalise on the opportunities ahead, we initiated a comprehensive efficiency programme to realise ~$125m in annual savings by 2020, for reinvestment to drive growth.

Build and leverage scale

From January 2018, we adopted a new organisational structure, which redeployed our resources to better leverage our scale and accelerate our growth. We made these main changes:

New regional operating structure:

Our Europe and Asia, Middle East and Africa regions have merged to become Europe, Middle East, Asia and Africa (EMEAA), allowing us to leverage scale to share best practice and increase investment in markets with the highest growth potential.

Integrating Commercial and Technology:

The combination of our Commercial and Technology functions brings together our sales, channels, revenue management and technology capabilities, allowing us to maximise revenue delivery and bring new products and services to market faster.

Global Marketing organisation:

A new global function brings together our brand, loyalty and marketing capabilities to drive greater agility and efficiencies. Brands are organised globally by mainstream, upscale and luxury to drive clear accountability for brand performance and growth.

Outsourcing:

Following the outsourcing of our Central Reservation Office in the UK in 2017, we have now also completed the outsource of our call-centre capabilities in the US. IHG continues to leverage opportunities with strategic supplier relationships to accelerate our technology roadmap.

Strengthen loyalty programme

Our IHG Rewards Club loyalty programme is well positioned as one of the industry leaders but we are focused on creating a more personalised and differentiated offer, leveraging the right partnerships for our members. See page 13 for more information.

Enhance revenue delivery

To further enhance our strong digital and technology platform, we are prioritising innovations that increase direct revenues. See our IHG Concerto case study for more information.

Evolve owner proposition

IHG’s enterprise is designed to deliver an industry-leading owner proposition, and optimising owner returns remains at the heart of our strategy. To unlock further growth, we are enhancing our offer by increasing investment in development and owner support, and extending our leading franchise offer in key markets with specific brands.

Optimise our preferred portfolio of brands for owners and guests

We are focused on delivering high-impact enhancements to our existing brands and using a targeted, insight-driven approach to further broaden our portfolio for guests and owners. See our brand portfolio case study, on the next page, for more information.

Holiday Inn Express Hong Kong Kowloon East, China On the left, in the background: Crowne Plaza Hong Kong Kowloon East, China

20 IHG | Annual Report and Form 20-F 2018

IHG Concerto™

IHG Concerto provides our hotels with the most sophisticated cloud-based technology platform in the industry.

A pivotal point in IHG’s ambitious technology roadmap, the global roll out of IHG Concerto was completed in 2018, with additional functionality set to be introduced in a phased launch later in 2019.

IHG Concerto brings together a comprehensive set of capabilities, including IHG’s industry-leading Guest Reservation System and an enhanced Revenue Management System, into one single, seamless hotel management tool. In 2018, hotel feedback has been overwhelmingly positive with regards to the simplicity and ease of navigation of the new system, the modern intuitive interface, and the ease of the General Manager’s dashboard, which enables them to better manage a hotel’s performance.

As IHG Concerto enters the next phase of its development and we continue to evolve our industry-leading Guest Reservation System, we will deliver an even richer guest experience, with better presented content and attributes that guests value, such as views and room sizes, highlighted for ease.

IHG Concerto adding value:

•	Thanks to a more efficient management system, hotel colleagues have more time to deliver richer experiences to guests;

•	Owners benefit from smarter revenue management tools; and

•	In the future, guests will be able to customise their stay based on features they find important – made possible by new ways of classifying and selling room inventory.

5,603 hotels

Global roll out of IHG Concerto™

to all hotels

For further information about our Brands see pages 10 to 13.

Enhancing our brand portfolio

IHG’s continued success relies on ensuring our existing brands remain fresh and relevant to changing guest and owner needs, and that we add new brands in areas of high demand.

We made significant progress in 2018, including:

•	Continued roll out of new room and public space designs and service enhancements for our Holiday Inn and Holiday Inn Express brands.

•	Extending our franchise offer in Greater China to our Holiday Inn and Crowne Plaza brands, following the rapid success of our tailored Holiday Inn Express Franchise Plus model.

•	Continued international expansion of Kimpton Hotels & Restaurants in key destinations including Tokyo, Barcelona, Frankfurt and London.

•	Agreement to rebrand and operate a collection of UK portfolio properties – a deal which made IHG the UK’s leading luxury hotel operator.

•	In mainstream: our first avid property is open in Oklahoma, US; we have 171 properties in our pipeline; and we’ve signed a Multi Development Agreement in Germany.

•	In upscale we launched our voco brand in June, with two hotels already open and another eight in the pipeline across our EMEAA region.

•	In the top tier of luxury we acquired a majority stake in the Regent Hotels & Resorts brand. Following a brand repositioning, we have signed three hotels since acquisition in Kuala Lumpur, Bali and Chengdu.

•	Continuing this momentum, in February 2019 we announced the $300 million acquisition of Six Senses Hotels Resorts Spas, which will sit at the top tier of our luxury offer, and our plans to launch a new all-suites upper midscale brand into the US later this year.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Our Strategic Model in action	21

Strategic Report

Our culture, key stakeholders and doing business responsibly

Our focus on doing business responsibly and the way we

interact with our stakeholders, helps create a diverse, healthy and inclusive culture.

Our culture

Creating and reinforcing a culture of strong leadership, diversity and inclusion, robust business ethics and respect for the environment and society, underpins our ability to deliver our purpose and strategy. It is essential to our long-term success that we have an excellent reputation and are a trusted company.

Commitment starts at the top, with our Board focused on promoting a healthy and responsible culture across the business, and our CEO and senior executives accountable for embedding and reinforcing our unique culture. The Board receives regular updates on employee matters and culture from the Chief Human Resources Officer, whilst our CEO ensures our culture is aligned with our Company purpose.

Our growth behaviours and values

During 2018 as part of our strategic initiatives programme, we enhanced our culture by reviewing and updating our corporate behaviours. Our growth behaviours encourage our corporate employees to be decisive, work at pace, be collaborative, develop talent and focus on performance.

These behaviours are being brought to life through virtual learning summits, which are a chance for our people to hear from IHG leaders, peers and external thought leaders. It also brings opportunities to exchange views and ideas with others, to explore and apply tools and to enhance their understanding.

Our growth behaviours are aligned to our values, which provide a lasting strong sense of shared purpose and are critical to providing True Hospitality for everyone.

Our Code of Conduct

The bedrock of our culture is our Code of Conduct, (Code), which sets out our commitment to operating honestly and with the highest ethical standards. The Code principles help us to act responsibly and set out the value we place on being trusted by our colleagues and guests, those who do business with us, and the communities we work in. The Code is an introduction to our key global policies, including anti-bribery, diversity and inclusion, environment, confidential reporting and human rights. It is reviewed annually by the Audit Committee and Board to ensure it reflects and responds to changes in the external environment, and supports our purpose and strategy. All colleagues working in IHG corporate offices, reservation centres and managed hotels must comply with the Code and the policies and procedures it refers to. The principles, spirit, and purpose of the Code are also relevant to our franchised hotels, which are independently operated.

In 2018 we launched our refreshed Code, updated our e-learning module and reminded colleagues where to go for further details. The module is for colleagues working in IHG corporate offices, reservation centres and managed hotels.

Human rights and modern slavery

Helping combat human rights abuses, including modern slavery, is an important part of our commitment to responsible business. We have procurement targets to increase ethical supplier awareness, and policies and procedures applicable to employees, suppliers, and managed hotels.

•	All our Board and Executive Committee, along with colleagues across the organisation, have affirmed their commitment to the Code of Conduct.

•	IHG Human Rights policy available in 40+ languages – all IHG hotels must adopt the policy (or an equivalent one).

•	Human Rights e-learning module available for corporate and hotel colleagues.

•	Commitment to the International Tourism Partnership’s Principles on Forced Labour.

•	Vendor Code of Conduct – minimum standards under which IHG suppliers are expected to operate, including human rights and modern slavery.

In 2018 we undertook a human rights impact assessment across IHG’s operations, covering our supply chains, hotels and corporate offices. The findings, presented to senior leaders in early 2019, will help us develop our human rights programme, which includes a focus on human trafficking, labour risks, forced labour and modern slavery.

Bribery and financial crime

Bribery and financial crime, including improper payments, money laundering and tax evasion, are not permitted at IHG under any circumstances. This also applies to any agents, consultants and other service providers who do work on IHG’s behalf.

Our Anti-Bribery policy sets out IHG’s zero tolerance approach and is applicable to all IHG employees, Directors and our managed hotels. It is accompanied by a mandatory anti-bribery e-learning module. Our Gifts and Entertainment Policy supports our approach to anti-bribery and corruption. It sets out reporting and approval thresholds for gifts and entertainment given or received, and applies to all IHG employees, Directors and our managed hotels. The policy and guidance was updated in 2018.

As a member of the Business Integrity Forum, IHG participated in Transparency International UK’s Corporate Anti-Corruption Benchmark in 2018. IHG is using the results from this exercise to identify areas for improvement in its anti-bribery and corruption programme.

We carry out risk-based due diligence checks on new third parties with whom we enter into hotel agreements. A committee of senior management reviews any material issues identified.

Information security and data protection

It is everyone’s responsibility at IHG to safeguard information, to follow legal requirements and comply with IHG’s information security and personal data policies, standards and procedures. In 2018 we updated training for colleagues on handling information responsibly. We continue to enhance our privacy programme to address evolving privacy requirements and best practice including the EU General Data Protection Regulation. The Board and Audit Committee regularly reviews information security risk and controls, including our approach to incidents. (see pages 27, 61, 66, 157 and 185).

22	IHG | Annual Report and Form 20-F 2018

Our people

Highlights

400,000+

Colleagues worldwide

12,812

Number of employees whose costs were borne by the Group or the System Fund. As we franchise 82% of our hotels globally, we do not employ the vast majority of people working in IHG branded hotels.

We are a business on the move, with a new organisational structure, new behaviours and a sharper focus on accelerating our growth – we can only succeed by working as one team. Our people are key to delivering our purpose of True Hospitality and our strategic initiatives and ambition to accelerate our growth. We look to employ talented people, develop and train them, and provide a diverse and inclusive culture in which they can thrive. The Board has overarching responsibility for the Company’s direct employee policies and activities, whilst senior management have day-to-day responsibility for people issues. Both the CEO and Chief Human Resources Officer have ‘people’ goals, and whilst the CEO chairs a Diversity and Inclusion Board, the Chief Human Resources Officer updates the Board on workforce matters and culture. Our progress against our ‘people’ 2018-2020 Responsible Business Target is monitored by the Corporate Responsibility Committee. More information, along with details of our other targets, is available on our website; please find a link at the bottom of page 24. We are currently assessing the most appropriate long-term approach to enhance Board engagement with the workforce; please see page 69 for more details.

Engagement, diversity and inclusion

IHG is a global business with a global outlook. Working in hotels and offices in more than 100 countries, our colleagues represent multiple nationalities, as well as many cultures, religions, races, sexualities, backgrounds and beliefs. It makes for a diverse, innovative and inclusive culture which we are proud of, and it’s why our purpose to provide True Hospitality is for everyone. Our employee engagement is measured through a bi-annual survey,

(Colleague HeartBeat); Corporate, managed hotel and customer reservations office employees take part. Available in 30+ languages, this year our overall engagement score was 86%.

In 2018 we launched our Diversity and Inclusion Board, led by the CEO and senior leaders across IHG. As part of our 2018-2020 Responsible Business targets we have committed to increasing the level of diversity among IHG’s senior leadership in terms of gender and nationality or ethnicity. We also have committed to increasing the number of females working in General Manager and operations roles within managed hotels.

•	Listed by the Hampton Alexander Review in the top 10 of FTSE 100 companies for female representation.

•	100% rating in the Human Rights Campaign’s Corporate Equality Index – making IHG a best place to work for LGBTQ equality in the US for the last four years.

•	Aon Hewitt Global Best Employer for two years running.

•	Top Employer in the UK by the Top Employers Institute for the fourth year running, for providing an exceptional environment for employees to develop.

Attracting, building and retaining talent is dependent on a diverse and inclusive culture. We are committed to rolling out programmes to areas of the business where they are needed the most. For example Rise, IHG’s mentoring initiative that supports female General Managers, will roll out in Europe, the Americas and Greater China in 2019. This scheme is already established in Australia, Japan, South East Asia and Korea.

To further strengthen our diverse and inclusive culture, we are focused on increasing our employees’ awareness of our Global Diversity and Inclusion policy through focused events and communications, colleague programmes, inclusive leadership and unconscious bias training and taking our existing employee resource groups global.

We are committed to a continual review of our practices and policies such as reducing bias at all levels in our hiring processes, and reviewing flexible working processes and policies. We have signed up to the Diversity in Hospitality, Travel and Leisure Charter, a 10-point action plan that ensures diversity and inclusion not only remain a priority but that we openly track progress towards our goals. And we support the UN LGBTI Standards for Business, which focuses on tackling discrimination against lesbian, gay, bi, trans and intersex people.

As at 31 December 2018	Male	Female	Total
Directors	7	4	11
Executive Committee	7	2	9
Executive Committee
Direct Reports	38	26	64
Senior Managers
(including directors of subsidiaries)	71	23	94
All employees
(whose costs were borne by the Group or the System Fund)	5,467	7,345	12,812

Attracting, rewarding and developing talent

We took steps in 2018 to evolve our talent and employee development practices. We launched our new approach to performance, and initiated frequent ‘check-in conversations’, giving our people more opportunities to gather feedback on their performance, as well as discussing their development and career aspirations.

We are also establishing forums to help identify and retain top talent, and add rigour to our succession planning, ensuring we are developing a diverse pipeline of talent for the future. In 2018 we launched a new toolkit to help individuals navigate their careers. We are also investing in our leadership development programmes, including Leading Others and Career Insights, to ensure we are developing the next generation of leaders.

Case study

To support IHG’s fast expansion in Greater China, our Greater China team launched a new virtual development centre in 2018 that helps us assess and prepare c100 hotel leaders on a yearly basis, with the potential to increase that number three-fold in the future.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Our culture, key stakeholders and doing business responsibly	23

Strategic Report

Our culture, key stakeholders and doing business responsibly continued

IHG’s purpose and strategy go beyond a simple hotel stay and shareholder returns; it also includes the impact we have on the environment and the communities we work in.

We embrace our responsibility to focus on ensuring that the growth of our business contributes towards the objectives of the UN Sustainable Development Goals and we drive a positive contribution towards seven of the 17 goals, (see our website link at the bottom of the page). We recognise it is imperative that we continue to review our impact on the world and use a materiality matrix to align our responsible business priorities with IHG’s strategic approach and principal risks. Our Corporate Responsibility team lead our day-to-day activities, with the Corporate Responsibility Committee reviewing the Company’s approach and reporting to the Board. During 2018 we initiated a review of our approach to help identify a new set of targets to take us beyond 2020, building on our 2018-2020 targets.

Community and our impact

on society

We aim to maximise the positive contribution we make by creating shared value in our communities. By working in partnerships, we look closely at issues such as skills shortages, infrastructure development, community resilience and disaster relief support, in areas where we operate.

We create real-life, career-building opportunities through the IHG® Academy. Our hotels and corporate offices partner with local education providers and community groups to train and educate local people.

Since 2016 we supported communities and charitable giving through the IHG® Foundation, an independent charity. In 2018, IHG switched its support to our newly created True Hospitality for Good programme. This new programme for communities and charitable giving, provides colleagues in our hotels and offices with a greater say in how we support important causes around the world. Our aim is to help change lives for the better through building skills and education in hospitality, and supporting communities when disasters strike.

Environmental

sustainability

It is important to us that our corporate offices and hotels are mindful of the resources they use and opportunities to protect the environment, particularly in areas of water stress and environmental preservation. We continually work to understand our impact, taking into account our business model, as well as the markets in which we operate, to help us set targets and guidance for our partners, hotels and their owners. Our environmental policy is available in 40+ languages and sets out our approach.

Key to helping us reduce our environmental impact is our digital sustainability platform, the IHG Green Engage™ system. A global standard across the Group, it helps hotels manage and report their energy, carbon, water and waste use through more than 200 ‘Green Solutions’ and implementation plans, driving profitability for owners, whilst minimising environmental impact.

In 2018, we made good progress against our new environmental targets. Working with our hotels and owners to reduce our carbon footprint per occupied room globally, we achieved a 2.2% reduction. And building on our previous risk mapping exercise, we launched the first two of our water stewardship projects in London and Delhi, which aim to help us identify a best practice water stewardship strategy that can be implemented across our estate.

IHG is aware of the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and of the need for companies to align efforts to cut greenhouse gas emissions with climate science (science based targets). We will be taking this into consideration as part of our wider strategy refresh.

As part of our broader efforts to reduce plastic waste, in 2018 IHG committed to remove single-use plastic straws from our global estate by the end of 2019 – eliminating annually an average of 50 million straws from our hotels.

Responsible

procurement

Supported by corporate responsibility and procurement functions, a Supply Chain Risk Council and oversight from the Chief Financial Officer, IHG seeks to work with partners and suppliers who share our commitment to responsible business. Our Vendor Code of Conduct, available in 40+ languages, sets out the requirements, principles and practices IHG has adopted to promote ethical conduct in the workplace, safe working conditions in the supply chain, treatment of persons with respect and dignity and environmentally responsible practices. They are the minimum standards by which IHG suppliers are expected to operate.

In 2018 we built a new responsible procurement function to drive our responsible business agenda across our supply chain. We also established a Strategic Supplier Management Office, who work with our strategic suppliers to maximise realised supplier value and minimise risk through effective supplier relationship management.

We previously commissioned external providers to undertake supply chain audit pilots in high-risk locations. In 2018 we partnered with the British Standards Institute (BSI) and participated in their Supplier Assurance Programme, the aim of which is to gain insight into risks associated with IHG’s supply chain.

New suppliers joining our procurement system are required to complete due diligence questions and adhere to the UN Global Compact Principles on human rights, labour, environment, and anti-corruption.

Non-financial information statement

Non-financial information described above and in the preceding pages, should be read together with the description of our business model on pages 14 to 17, risk descriptors and initiatives to mitigate them on pages 26 to 30, KPIs on pages 31 to 35, and Board and Committee Reports on pages 60 to 69.

Copies of our policies, including diversity and inclusion, reports, responsible business targets,

statements, commitment to the UN Sustainable Development Goals and further information are available on our website www.ihgplc.com/responsible-business

24	IHG | Annual Report and Form 20-F 2018

Stakeholders

The long-term sustainable success of IHG is determined by our ability to identify and foster relationships with our key stakeholders, not only at Board level but throughout the organisation. The following information should be read in conjunction with the description of Board activities on pages 60 to 62 and stakeholder information in our Responsible Business Report, available on our website www.ihgplc.com/responsible-business

Shareholders and investors

Our commitment to good governance means taking our shareholder and investor concerns about the environment, employee relations, executive remuneration, long-term financial performance and corporate governance seriously. We engage with shareholders and investors through a variety of mechanisms including the AGM, meetings with the Chair and Committee Chairs, Investor Relations, investor presentations and regular correspondence. We welcome their feedback and over the course of 2018 have engaged across a broad range of topics including remuneration, the environment and data privacy.

Employees

Employing and retaining talented people ensures that we can deliver against our purpose and strategy. We engage in a number of ways with our direct employees including conferences, colleague surveys, ‘Town Halls’, skip level feedback, newsletters and blogs. We are aware of the issues that concern them such as wellbeing, diversity and inclusion, training and development. During 2018 we prioritised our diverse and inclusive culture, launched a well-being programme for our leaders, announced a new Colleague Share Plan for our employees and reviewed our UK gender pay gap. In addition we held a series of engagements with employees on our new organisation design and re-designed processes and ways of working. Employee matters were a regular Board and Executive Committee agenda item.

Hotel owners

Through the IHG Owners Association, which represents the interests of more than 3,400 hotel owners and operators worldwide, we share and implement our purpose and culture. It’s important for the Company’s reputation and long-term success to have a strong relationship with our hotel owners and we ensure this through regular meetings, surveys and regional conferences. Of particular note in 2018, together we launched the Renovation Donation Initiative in the US, a programme to donate old hotel fixtures and fittings to charity. For more information on the IHG Owners Association see www.owners.org

Guests and corporate clients

We engage with hotel guests and corporate clients through our corporate and brand websites, IHG Rewards Club, surveys, guest relations and our social media channels. We know they value our green credentials, such as our policies on water stewardship, but also look for consistent brand service and reward for their loyalty. Over half of our corporate clients ask questions about our environmental and social governance approach before they book with us. Our shared commitment means we continually review our approach to responsible business.

Society including suppliers

We work with a broad range of NGOs, community organisations and suppliers who share our commitment to doing business responsibly and who we work with and respond to. We engage with them to ensure that we take care of the environment, support local communities, have strong payment practices, clear vendor guidelines and robust business ethics. We do this through the IHG® Academy, charitable work and procurement practices. In September 2018 we had a ‘Giving for Good month’, where 130,000 colleagues participated in fund-raising activities for 11 charity partners.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Our culture, key stakeholders and doing business responsibly	25

Strategic Report

Risk management

We continue to assess our risk management system, ensuring it remains appropriate to support our growth ambitions and decision making in line with our appetite and tolerance for risk.

Strategy and risk

Our strategy, business model and the way we do business present a number of risks and opportunities. There are risks we are willing to take, and areas where we have less tolerance for uncertainty. The Board is ultimately accountable for the effectiveness of our risk management and internal control systems, and is supported by the Audit Committee, Executive Committee and delegated committees, who oversee our risk management system to ensure that risks and opportunities are appropriately identified and managed to an acceptable level in relation to IHG’s appetite and tolerance for risk.

Risk appetite

IHG’s risk appetite is visible through the nature and extent of risk taken by the Board in pursuit of strategic and other business objectives. This risk appetite is cascaded through the goals we set, our Code of Conduct, decisions we make and how we allocate resources and it evolves with the strategy of the organisation. Examples of how we articulate our risk appetite are included in note 22 to the Group Financial Statements, see page 144.

IHG’s appetite and tolerance for risk is further articulated and implemented through our governance committees, structures, policies and targets we select, as well as in development guidelines for new hotels. In 2018 the Board and Board Committees again reviewed many of these aspects directly through their meetings and discussions of principal risks, and through their close oversight of IHG’s organisational changes and the portfolio of growth initiatives.

This section should be read together with the rest of the Strategic Report, the Governance Report on pages 52 to 71 going concern on page 181, and Risk Factors on pages 182 to 186.

Our risk management system

Our risk management system is fully integrated with the way we run the business through our culture, processes, controls and reporting, and is reflected in our strategy. The Risk and Assurance function is responsible for the support, enhancement and monitoring of the effectiveness of this system and focuses on culture, process, control, monitoring and reporting.

IHG’s principal risks, uncertainties and review process

Our risk profile remains dynamic – we continue to face inherent uncertainties linked to a challenging external environment. Our efficiency programme to realise savings for reinvestment, organisational changes and focus on strategic initiatives have also required us to evaluate and evolve our risk management system to maintain an appropriate level of control within our levels of risk tolerance.

Throughout 2018 the Risk and Assurance team has co-ordinated assessments of the principal risks facing the Group, including those which would threaten its business model, future performance, solvency or liquidity and reputation. These risks are formally reviewed with the Group’s Directors on a bi-annual basis and considered in more detail through the activities of the Board and Committees. The review of our principal risks this year again focused both on the internal and external risk environmnent. We have included factors relating to third parties across many of our risks, reflecting the increasing importance of our relationships with partners to our growth ambitions. We have also considered within our approach to financial planning, a separate risk responding to an increasingly volatile macro-economic environment (for example trade wars, environmental and climate-related matters) which creates inherent uncertainties to our performance and prospects.

The focus on executing our strategy at a faster pace emphasises the importance of the steps we take to consider risk explicitly as part of decision making. During 2018 this has been supported by the continued development of IHG’s risk culture and governance processes, including review of the delegation of authority, and communication of revised leadership behaviours and performance management processes, which continue to reflect the principles of our Code of Conduct. The implementation of organisation and process changes creates inherent risks of disruption to control routines and accountabilities, and these have been actively considered by management teams.

Frequent senior leadership discussions throughout the year, and our more structured strategic programme management and financial planning processes, have also included regular ‘pulse checks’ of emerging risks requiring management attention. These are considered both in the context of individual initiatives, and at an aggregated level, as part of resilience planning. The Risk and Assurance team provides support and intelligence on emerging threats and will continue to provide advice to management on procedures for risk identification and mitigation and control.

Our principal risks remain structurally similar to those reported in previous years. We continue to highlight uncertainties relating to our growth agenda and conclude that the potential impact of Brexit on IHG is not likely to have a material impact on our overall strategy or operations although, as with other external factors, this is considered as part of routine operational risk management and resilience planning. The impact of a potential movement in the value of sterling is articulated in note 22 of the Financial Statements, see page 145.

The Group’s asset-light business model, diverse brand portfolio and wide geographical spread however contribute to IHG’s resilience to events that could affect specific segmental or geographical areas.

26	IHG | Annual Report and Form 20-F 2018

Risk trend and speed of impact

We assess whether the risk area is stable or dynamic in its impact and/or likelihood (inherent risk trend), and the rate at which there could be a material impact on IHG if unmanaged or managed inappropriately. The trend and speed of impact are summarised in the diagram (on the right) with further detail on activities to manage each of these risks in the table below.

Principal risks descriptions

Inherent risk trend	Risk impact – Link to our strategic priorities

Dynamic/Rapid	Targeted Portfolio	Disciplined Execution	Doing Business Responsibly

Dynamic/Gradual	Build and leverage scale	Strengthen loyalty programme	Enhance revenue delivery

Stable/Rapid	Evolve owner proposition		Optimise our preferred portfolio of brands for owners and guests

Risk description	Trend	Impact	Initiatives to manage these risks

Inherent threats to cybersecurity and information governance continue to present risk to our operations. Customer and other forms of sensitive data remain valuable to various threat ‘actors’ (including organised criminals and nation states), and increasing societal, regulatory and media scrutiny of privacy arrangements mean that the potential impact of data loss to IHG financially, reputationally or operationally remains a dynamic risk factor.

•  We continue to align efforts across multiple business teams to manage the risk within tolerance, and appointed a dedicated Chief Information Security Officer to facilitate this. We also monitor and update our information security policies and practices to respond to the risks we face, including those relating to evolving privacy requirements, and our third-party hosted infrastructure, systems and services. We have undertaken critical GDPR compliance activity, and have a roadmap for other activities in 2019, including policies, training and guidance. The nature of our operating model means that significant amount of IHG’s confidential information assets are also held by or shared with third-party suppliers and parties, and we review those risks as part of our broader supply chain risk management arrangements.

•  We continue to evolve our monitoring capabilities in relation to our technology environment and our broader security culture, business process security and physical security. An external risk assessment was concluded in 2018, which focused on industry specific issues, our current capabilities and recent progress. Our information security programme is supported and reviewed by internal and external assurance activities, including our Internal Audit and SOX teams and PCI assessments. Regular management reporting uses a scorecard aligned with the NIST cyber security framework, and enables tracking of key risk indicators and planned initiatives. Our information security specialists have also been an integral part of our acquisition activities during 2018.

•  We also recognise the need for an appropriate response to incidents, by developing our incident management capability and working closely with our insurers to review the adequacy of protection for our risks as our cybersecurity and technology environment evolves.

Failure to deliver preferred brands and loyalty could impact our competitive positioning, our growth ambitions and our reputation with guests and owners. Competitor and intermediation activity creates inherent risks and opportunities for the hospitality industry and is relevant to the longer-term value of IHG’s franchised/ managed proposition and our ability to deliver returns to current and potential owners of our various brands.

•  Our organisational changes in 2018 have brought focus to make IHG a stronger business partner and ensure we have appropriate business models deployed in each region to meet our owners’ needs.

•  This includes targeted market strategies for franchising (where scale is important) and globally-led initiatives to increase the pace of openings/ramp up of hotel performance and tackle key pain points and systems across the hotel lifecycle and improve owner experience with IHG.

•  The evolution of our marketing organisation, loyalty programme and enhancements to our brand portfolio described on page 20 is key to managing these risks and taking the opportunities for growth. Our marketing leadership has evolved during the year with increased capability in category, brand and customer insights; and the formation of a shared services organisation for guest experience.

•  Trading and performance of properties and brands (signings) are reviewed as part of monthly business reviews. During 2018 this included a proactive focus on licence expirations which will continue into 2019.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Risk management	27

Strategic Report

Risk management continued

Risk description	Trend	Impact	Initiatives to manage these risks

Leadership and talent risk is inherent to all businesses and failure to effectively attract, develop and retain talent in key areas could impact our ability to achieve growth ambitions and execute effectively. Risks relating to our people underpin many of our objectives. Capacity, capability, motivation, clarity of role, accountability for leadership, and behaviour are all significant aspects of this risk.

•  Our approach to managing our people is outlined in detail on pages 22 to 25 and our annual business planning process includes a review of workforce risks. IHG has the ability to manage the risk directly in relation to IHG staff but relies on owners and third-party suppliers to manage the risk in related activities.

•  We consider workforce risks when designing business initiatives and we prioritise delivery accordingly. Our Human Resources leaders partner directly with other leadership teams across IHG, and have supported and advised directly on our organisational changes during 2018 within transformation management meetings. Our Supply Chain Risk Council also considers more indirect workforce risks relating to our third-party relationships.

•  Performance management systems have been enhanced and a talent acquisition programme focuses our attraction strategy, recruiting, and employer brand management.

•  Several policies in our Code of Conduct (for example our Human Rights Policy) relate to the management of our people, describing our intolerance for inappropriate behaviours and appropriate adherence to those helps manage our risk.

Whilst the hotel sector is not subject to stringent industry specific regulations, the global business regulatory and contractual environment (for example relating to data privacy, human rights including modern slavery, labour laws and financial crime) and societal expectations are continuously evolving and failure to ensure legal, regulatory and ethical compliance would impact IHG operationally and reputationally. Regulators are also moving to impose significant fines for non-compliance.

•  Our dedicated ethics and compliance specialists define and oversee IHG’s global policy framework and Code of Conduct, (see page 22),and manage the compliance programmes for anti-bribery, antitrust/competition law and sanctions. During 2018, there has been focus to respond to the changing regulatory requirements around privacy and data (including GDPR, China cybersecurity and California privacy laws), and continuing compliance and contractual responsibilities. We also continue to assess our broader role in relation to, for example human rights and modern slavery.

•  The Ethics and Compliance team provides training to teams across IHG and is informed of incidents that may involve a potential breach of regulations to enable advice to be provided, including on any reporting or notification requirements. The Code of Conduct is increasingly requested from various stakeholders seeking transparency and understanding of our approach. It forms a key focal point for our risk management activity.

•  The Board receives regular reports on matters directly related to our responsible business agenda, and there are also different functions, (from corporate responsibility to procurement), focused on supporting the business in relation to these matters. Our Confidential Disclosure Channel allows confidential reporting of ethical, social and environmental performance issues (including those with regulatory implications).

Failure to capitalise on innovation in booking technology and to maintain and enhance the functionality and resilience of our channel management and technology platforms (including those of third-parties on which we rely directly or indirectly), and to respond to changing guest and owner needs remains a dynamic risk and opportunity to IHG’s revenues and growth ambitions. This is particularly important with the emergence of both evolutionary and disruptive technologies and innovative uses of data to generate value.

•  Several changes to our organisational structure were implemented in 2018 to support our ability to meet the evolving (and accelerating) technological needs of owners and guests. This includes the integration of a single commercial and technology organisation incorporating our sales, channels, revenue management and technology capabilities, allowing us to maximise revenue delivery and bring new products and services to market faster. Our new global marketing organisation will work closely with commercial and technology in relation to our in-hotel guest experiences.

•  We have also implemented the IHG Concerto platform during 2018 (see case study on page 21) and continue to seek opportunities to align systems to improve consistency and manage inherent delivery risks between IHG and our owners. Our Guest Reservation System (GRS) is hosted by a third-party vendor, Amadeus, in the cloud and supported by infrastructure which serves to decrease the likelihood of downtime. Availability of GRS and other key systems continues to be monitored on a 24/7 basis by the Network Operations Centre. Metrics are reported to Commercial and Technology leadership on a frequent basis.

•  Effective and appropriate leveraging of data which we have a right to use is a key aspect of the interface between our marketing and our commercial and technology activity. We take account of regulatory and ethical factors as part of the decision making processes in relation to marketing and technological initiatives. We also rely on appropriate governance arrangements to mitigate risks that the validity of data that we use is undermined by cyber-attacks or operational failures. This risk is also impacted by strategic and operational factors relating to the location and structure of our assets – including use of third-parties and cloud computing arrangements. Several policies which form part of our Code of Conduct relate to this area of risk and adherence is monitored appropriately.

•  We have an established approach to System Development Lifecycle and specific risks to delivery of the Global Reservations System have been managed throughout the programme of implementation (including those relating to technical delivery, business process testing and operation readiness testing).

28	IHG | Annual Report and Form 20-F 2018

Risk description	Trend	Impact	Initiatives to manage these risks

IHG’s ongoing agenda to accelerate growth and strategic initiatives give rise to inherent risks, for example as we transition systems, operating models and processes. The changes which have been made to IHG’s extended enterprise raises inherent risk levels from third parties – for example before, during and after structural sourcing changes. These risks can include short-term disruption, reputational damage and longer-term breakdown of a commercial relationship.

•  Our focus on accelerating growth has included structured review (by senior management and the Board), of risks relating to offshoring and outsourcing. We have formed a strategic sourcing and management office to establish policies, support and advise on management processes, and oversee governance arrangements for IHG’s most important suppliers.

•  A new Supply Chain Risk Council also reviews risks and control arrangements for IHG’s direct supply base across both corporate functions and hotel operations, for example where IHG has agreements in place and/or interacts directly with suppliers, including outsourced providers. Our legal teams review contracts and provide advice on litigation, where required, and our insurance programme also provides a degree of protection in the event of supplier failure.

Inability to realise value from our programme and project delivery (including reinvestment initiatives and culture and process changes) may result in failure to improve commercial performance, financial loss and undermining of stakeholder confidence. Following the organisational adjustments during 2018, there is an inherent risk that changes we have made could be unsustainable or that we are unable to achieve the return envisaged through reinvestment of the savings into growth initiatives.

•  Aspects of the risk relating to change have been managed explicitly by a dedicated programme management team during 2018 and we have implemented a framework for addressing risks within, and as a result of, change initiatives across IHG.

•  Oversight teams, including our finance experts, have evolved governance and control frameworks to support key transformation programmes, for example in our commercial and technology operations. We also regularly review delegated approval authorities and processes to enable decisions on investments to be made quickly and efficiently with consideration of the risks involved.

Macro external factors such as political, economic, environmental and societal could have a mass impact on our ability to perform and grow.

•  While these factors are mostly outside our direct control, we track uncertainties which may impact the hospitality industry and which need to be considered in our strategic and financial planning. These types of risks are addressed in strategy setting (including the review of our corporate responsibility approach, see page 68). They are also addressed in the annual business planning process and in regional risk management activities and reporting. We are increasingly using formal and informal scenario planning to anticipate the potential impact of these risks. The Board receives regular updates on these types of factors so that possible implications for IHG can be considered.

•  Our in-house threat intelligence capability, supplemented by third-party expertise and methodology, supports growth, hotel operations and customer facing sales teams with planning and response to macro factors, for example concerns relating to terrorism or extreme weather events. Additionally, specific elements of our risk management framework relate to these areas, such as codes of conduct in relation to trade restrictions and the environment.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Risk management	29

Strategic Report

Risk management continued

Risk description	Trend	Impact	Initiatives to manage these risks

Failure to maintain an effective safety and security system and to respond appropriately in the event of disruption or incidents affecting our operations more broadly could result in an adverse impact to IHG, such as reputational and/ or financial damage and undermining stakeholder confidence. This risk relates both to our direct operations but also in relation to outsourced activities and others with whom we collaborate and trade.

•  The environment in which IHG develops and operates hotels continues to evolve and impacts the safety and security risks faced by IHG. Although these risks are assessed as stable overall, our established management approach is subject to continuous review and improvement to minimise the risk of an incident relating to IHG’s management damaging the Group’s reputation.

•  Our design and engineering, hotel opening and operations teams work together with our risk management experts to evaluate standards and develop capability to respond to an incident via training, advanced intelligence tracking and standard operating procedures, and also deploy crisis management procedures where required for less predictable events.

A material breakdown in financial management and control systems would lead to increased public scrutiny, regulatory investigation and litigation. This risk includes our ongoing (and stable) operational risks relating to our financial management and control systems, and also the continuing expectations of IHG’s management decision making and financial judgements, in response to evolving accounting standards and our own business model and transactions.

•  We continue to operate an established set of processes across our financial control systems, which is verified through testing relating to our Sarbanes-Oxley compliance responsibilities. See pages 50 and 125 to 129 for details of our approach to taxation, page 66 for details of our approach to internal financial control, and pages 144 to 146 for specific details on financial risk management policies. These processes and our financial planning continue to evolve to reflect the changes in our management structure and business targets.

•  During 2018 we have established a centre of excellence for financial planning and accounting to drive improved reporting, accelerated decision making, process standardisation, automation and talent alignment. Our Group insurance programmes are also maintained to support financial stability.

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

In assessing the viability of the Group, the Directors have reviewed a number of scenarios, weighting downside risks that would threaten the business model, future performance, solvency and liquidity of the Group more heavily than opportunities. The scenario testing focuses mostly, but not exclusively, on the impact of declining RevPAR on the viability of the Group, as most of the principal risks outlined on pages 26 to 30 will cause a deterioration in RevPAR.

The scenarios included a severe but plausible downturn like the financial crisis that occurred from 2008 to 2009 (when the Board maintained the ordinary dividend despite the severity of the downturn in trading), a widespread cybersecurity breach and a reverse stress test of the business starting from the presumption of the Group having insufficient liquidity to continue trading. In the severe scenarios, the Directors also considered actions that would be taken if such events became a reality. These actions included a reduction in capital expenditure, salary freezes and suspension of bonus plans and the ordinary dividend. The results confirmed that the Group would be able to withstand the impact of each scenario.

The Directors have determined that the three-year period to 31 December 2021 is an appropriate period to be covered by the viability statement. Although hospitality industry business cycles are on average longer than three years, the end of those cycles has only resulted in declining RevPAR when that has been caused by exogenous shocks, and the decline in RevPAR has only lasted two years. The Board has therefore determined that no additional insight can be gained from assessing these scenarios over a longer period.

The Directors have assessed the viability of the Group over a three-year period to 31 December 2021, taking account of the Group’s current position, the Group’s strategy and the principal risks documented in the Strategic Report. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2021.

30	IHG | Annual Report and Form 20-F 2018

Key performance indicators (KPIs)

Our KPIs are carefully selected to allow us to monitor the performance of indicators that are critical to delivering our strategy and long-term success.

Our KPIs are organised around our Strategic Model and targeted portfolio, which is underpinned by disciplined execution and doing business responsibly, (see page 18). They are reviewed annually by senior management to ensure continued alignment to our strategy and Responsible Business targets, and are included in internal reporting and regularly monitored. Measures included are those considered most relevant in assessing the performance of the business, and relate to our growth agenda and commitment to our major stakeholders including owners, guests, colleagues, shareholders and the communities in which we work. During 2018 our doing business responsibly KPIs were reviewed and changed to reflect the new Responsible Business 2018-2020 targets. The updated KPIs track IHG’s progress in creating career building opportunities, managing our environmental impact, and our success in maintaining a motivated workforce. KPIs should be read in conjunction with the other sections of the Strategic Report, and where applicable, references to specific relevant topics are noted against each KPI.

A guide to this KPI section

Link between KPIs and Director remuneration

As we continued our focus on delivering high-quality growth as in prior years, Directors’ Remuneration for 2018 was directly related to key aspects of our Strategic Model and targeted portfolio. The following indicates which KPIs have impacted Directors’ Remuneration:

The Annual Performance Plan

•	70% was linked to EBIT

•	30% was linked to strategic measures, of which:

–	15% was linked to improvements in net System size growth

–	15% was linked to the delivery of our comprehensive efficiency programme

The Long Term Incentive Plan

•	50% was linked to Total Shareholder Return

•	25% was linked to rooms growth

•	25% was linked to RevPAR growth

For more information on Directors’ Remuneration see pages 72 to 85

Link to our Strategic Model

Our Strategic Model is at the heart of our success. The five strategic initiatives are represented as follows:

1 Build and leverage scale 2 Strengthen loyalty programme 3 Enhance revenue delivery
4	Evolve owner proposition

5	Optimise our preferred portfolio of brands
for owners and guests

Link to Doing Business Responsibly

We consult with our stakeholders to determine the issues that are most relevant to them and IHG. Based on this feedback there are four priority areas, which are indicated by the following icons:

Our people	Environmental sustainability

Community and society impact	Responsible procurement

KPIs	2018 status and 2019 priorities
Strategic Model and targeted portfolio

Net rooms supply

Net total number of rooms in the IHG System.

Increasing our rooms supply provides significant advantages of scale, including increasing the value of our loyalty programme. This measure is a key indicator of achievement of our growth agenda, (see page 19).

Signings

Gross total number of rooms added to the IHG pipeline.

Continued signings secures the future growth of our System and continued efficiencies of scale. Signings indicate our ability to deliver sustained growth (see page 19).

2018 status

Accelerated net System size growth to 4.8%, and achieved our highest number of signings in 10 years driven by:

•  Further growth of our mainstream brands with Holiday Inn and Holiday Inn Express representing nearly half of all signings.

•  Expansion of our portfolio of brands:

–  Mainstream – opened the first avid hotel, made 129 signings in 2018 and signed a partnership agreement to bring avid to Germany.

–  Upscale – launched voco hotels with two openings in 2018.

–  Luxury – acquired a majority stake in Regent Hotels & Resorts.

•  Bringing our existing brands to new markets:

–  Continued global expansion of Kimpton with 18 deals signed.

–  Opened 13 InterContinental hotels, our highest number in 10 years.

2019 priorities

•  Continue progression towards industry-leading net System size growth.

•  Further scale avid hotels including more openings (see page 40).

•  Scale our new upscale brand, voco hotels (see page 43).

•  Build greater international scale for Kimpton.

•  Launch new upper midscale US all-suites brand, and scale Six Senses Hotels Resorts Spas.

[a]	Including the acquisition of Regent Hotels & Resorts (2,006 rooms) in 2018.

[b]	Including the acquisition of Kimpton (11,325 rooms) in 2015.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Key performance indicators	31

Strategic Report

Key performance indicators (KPIs) continued

KPIs	2018 status and 2019 priorities
Strategic Model and targeted portfolio continued

Growth in underlying fee revenues[a,b]

Group revenue excluding revenue from owned, leased and managed lease hotels, significant liquidated damages and current year acquisitions.

Underlying fee revenue growth demonstrates the continued attractiveness to owners and guests of IHG’s franchised and managed business (see page 14).

2018 status

•  Expansion of Holiday Inn Express Franchise Plus model in Greater China with 146 hotels open or in the pipeline.

•  Combined our Commercial and Technology functions allowing us to maximise revenue delivery and bring new products and services to market faster.

•  Grew digital (web and mobile) revenue, by 13% to $5.3 billion.

•  Launched two new US IHG Rewards Club co-branded credit cards (see page 13 for details).

2019 priorities

•  Leverage the expansion of our franchise offer for Holiday Inn and Crowne Plaza in Greater China, alongside Holiday Inn Express Franchise Plus model.

•  Continue to innovate our loyalty offering to provide greater opportunities for our members to earn and redeem IHG Rewards Club points.

•  Maintain our focus on increasing contribution from IHG Rewards Club members, and through direct bookings via our website or call centres.

•  Continue to grow our share of bookings through the IHG® App, whilst also increasing engagement within the App.

•  Enhance our owner offer by leveraging technology and increasing investment in owner support.

Total gross revenue from hotels in IHG’s System[b]

Total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than for owned, leased and managed lease hotels, it is not revenue wholly attributable to IHG, as it is mainly derived from hotels owned by third parties.

The growth in gross revenue from IHG’s System illustrates the value of our overall System to our owners (see page 15).

System contribution to revenue

The percentage of room revenue booked through IHG’s direct and indirect systems and channels.

System contribution is an indicator of IHG value-add and the success of our marketing distribution channels (see page 14).

[a]	In 2018 the underlying fee revenue calculation was restated for 2016 onwards following implementation of IFRS 15. The 2015 and 2016 growth figures are not comparable and thus excluded from comparison.

[b]

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 36 and reconciliations to IFRS figures, where they have been adjusted, are on pages 172 and 173. Total underlying fee revenue growth is stated at constant currency.

32	IHG | Annual Report and Form 20-F 2018

KPIs	2018 status and 2019 priorities
Strategic Model and targeted portfolio continued

Global RevPAR growth

Revenue per available room: rooms revenue divided by the number of room nights that are available.

RevPAR growth indicates the increased value guests ascribe to our brands in the markets in which we operate and is a key measure widely used in our industry (see page 8).

2018 status

•  Completed the global roll out of IHG Concerto™ (see page 21).

•  Created a new global marketing function bringing together our brand, loyalty and marketing capabilities to drive greater agility and efficiencies.

•  Continued roll out of new guest room designs across all regions and rapid deployment of new Holiday Inn Express breakfast offering in the US to over 1,500 hotels.

•  In 2018 one third of the US Crowne Plaza estate underwent or completed renovations or property improvements as part of the Crowne Plaza Accelerate programme, a multi-year programme to transform Crowne Plaza in the Americas region.

2019 priorities

•  Continue to build on IHG Concerto with phased roll out of additional functionality.

•  Continue to invest in brand innovation, including room design and hotel layout to meet evolving guest needs, including refresh of our extended stay brands.

•  Ensure that, whilst driving strong rooms supply growth, we maintain a high level of guest satisfaction across our entire portfolio with removals from the System.

Guest Love

IHG’s guest satisfaction measurement indicator.

Guest satisfaction is fundamental to our continued success and is a key measure to monitor the risk of failing to deliver preferred brands that meet guests’ expectations (see page 27 for details).

[a]	Changes to the method for calculating IHG’s guest satisfaction scores (previously Guest HeartBeat) were introduced in 2016. The comparative for 2015 has been restated.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Key performance indicators	33

Strategic Report

Key performance indicators (KPIs) continued

KPIs	2018 status and 2019 priorities
Disciplined execution

Fee margins[a,b]

Operating profit as a percentage of revenue, excluding System Fund, reimbursement of costs, revenue and operating profit from owned, leased and managed lease hotels, significant liquidated damages, current year acquisitions and exceptional items.

Our fee margin progression indicates the profitability of our fee revenue growth and benefit of our asset-light business model (see page 14).

2018 status

•  Merged our Europe and Asia, Middle East and Africa regions to leverage scale and focus investment.

•  On track to deliver ~$125 million in annual savings, including System Fund, by 2020 for reinvestment to drive growth.

2019 priorities

•  Continuation of our strong cost and efficiency focus.

•  Leverage our increasing scale in operations and systems to drive economies of scale.

•  Continue to strengthen our delivery capabilities to ensure that critical in-hotel initiatives are embedded on time and on target.

•  Enhance our supplier management capabilities to drive efficiencies.

•  Continue to look for further operational efficiencies through greater application of technology.

Free cash flow[b,c]

Cash flow from operating activities (after interest and tax paid), less purchase of shares by employee share trusts and maintenance capital expenditure, including key money paid.

Free cash flow provides funds to invest in the business, sustainably grow the dividend and return any surplus to shareholders (see page 16). It is a key component in measuring the ongoing viability of our business (see page 30).

2018 status

•  Free cash flow grew by $93 million to $609 million, due to growth in operating profit from reportable segments[b] and reduction in cash tax.

2019 priorities

•  Continue to deliver consistent, sustained growth in profits and cash flow.

•  Control capital deployment in line with business priorities.

•  Continue programme to recycle capital invested in minor equity positions and joint ventures, over time, when conditions are favourable.

[a]	In 2018 the fee margin calculation was restated for 2016 onwards following implementation of IFRS 15. The 2015 figure is not comparable and is thus excluded from comparison.

[b]

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 36 and reconciliations to IFRS figures, where they have been adjusted, are on pages 172 to 175.

[c]

Cash flow was introduced as a new measure for the 2017/19 LTIP cycle. Cumulative free cash flow over the three-year performance period forms part of the measure, with some adjustments. The target for each successive cycle is determined annually, taking into account IHG’s long-range business plan, market expectations and circumstances at the time.

[d]	In 2016, free cash flow excluded the $95 million cash receipt from renegotiation of long-term partnership agreements.

34	IHG | Annual Report and Form 20-F 2018

KPIs	2018 status and 2019 priorities
Doing business responsibly

IHG® Academy

Number of people participating in IHG Academy programmes.

Sustained participation in the IHG Academy indicates the strength of our progress in creating career building opportunities and engagement with the communities in which we operate (see page 24).

2018 status

•  We undertook a comprehensive review of the IHG Academy programme to create a series of recommendations to help us grow in the coming years.

•  We ran 2,203 IHG Academy programmes across 70 countries.

2019 priorities

•  Continue to provide skills and improved employability to people through IHG Academy, ensuring a positive impact for local people, our owners and IHG.

•  Build on programme review and refresh supporting materials to drive greater participation and deliver engaging candidate experience.

•  Deliver a globally scaled approach to IHG Academy, utilising it as a frontline recruitment tool.

•  Enhancing IHG Academy’s reputation amongst academic institutions and community partners, as being an outstanding programme for students.

•  Continue to drive quality growth in the programme towards our longer-term target of 30,000–40,000 IHG Academy participants by 2020.

Carbon footprint Carbon footprint per occupied room. We work with our hotels to drive reductions in carbon emissions, to reduce our overall carbon footprint (see page 24).

2018 status

•  Achieved 2.2% reduction in our carbon footprint per occupied room from 2017 baseline.

2019 priorities

•  Continue to reduce our carbon footprint across our entire estate.

•  Partner with owners and our hotels to share best practices to help drive greater reductions.

Employee Engagement survey scores

Average of our revised[b] bi-annual Colleague HeartBeat survey, completed by our corporate, customer reservations office and managed hotel employees (excluding our joint ventures).

We measure employee engagement to monitor risks relating to talent (see page 28) and to help us understand the issues that are relevant to our people as we build a diverse and inclusive culture (see page 23).

2018 status

•  Launched improved and simplified performance management process.

•  Launched a new tool to help IHG assess and prepare hotel leaders in Greater China, our fastest growing region (see page 23).

2019 priorities

•  Continue to refine performance management processes, in order to focus on productive development conversations.

•  Further drive adoption of improvements to our human resources systems, including online colleague training, to further our ability to develop and retain talent.

•  Support the recruitment and development of General Managers for our managed hotels.

•  Drive adoption of our learning solutions, such as the IHG Frontline training curriculums, and branded service culture programmes across all IHG hotels.

[a]	In 2018 the carbon reduction measure was restated in line with a new baseline for the 2018-2020 target. The 2016 and 2015 figures could not be restated and are not comparable.

[b]

In 2017 the employee engagement survey was revised and relaunched as the Colleague HeartBeat survey. The 2016 and 2015 figures relate to previous survey results, which could not be restated and are not comparable.

Please see www.ihgplc.com/responsible-business for our 2018-2020 Responsible Business targets.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Key performance indicators	35

Strategic Report

Performance

Key performance measures (including Non-GAAP measures)

used by management

As well as the performance measures found in the Group Financial

Statements, the following key performance measures are included in the performance review (and IHG at a glance on pages 2 and 3).

These financial measures are either not defined under IFRS or are adjusted IFRS figures and are therefore described as Non-GAAP measures. They should be viewed as complementary to, and not as a substitute for, the measures prescribed by GAAP.	Where applicable the definitions have been amended to reflect the adoption of IFRS 15 ‘Revenue from Contracts with Customers’ and the 2017 and 2016 comparatives have been restated accordingly (see pages 109 to 113 for further information).

Total gross revenue in IHG’s System

Total gross revenue provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned, leased and managed lease hotels, total gross revenue is not revenue	attributable to IHG as it is derived from hotels owned by third parties. A reconciliation of total gross revenue to the owned, leased and managed lease revenue included in the Group Financial Statements is set out on page 38.

Revenue and operating profit measures

In each of the following measures, System Fund results are excluded as the System Fund is not managed to a profit or loss for IHG, although an in-year surplus or deficit can arise. Revenues related to the reimbursement of costs, and the related costs, are excluded as operating profit is unaffected and an increase in these does not indicate growth for the business. Exceptional items are also excluded as they can be significantly skewed by one off events, for example reorganisation costs (see note 6 on page 124).

Operating profit measures are, by their nature, before interest and tax. A pre-interest and pre-tax measure excludes the impact of the Group’s financing and external factors such as legislative changes, respectively. A pre-interest and pre-tax measure is considered more reflective of the Group’s success in executing against its strategy.

Revenue from reportable segments and operating profit from reportable segments – comprises the Group’s fee business and owned, leased and managed lease hotels. This measure is disclosed in note 2 to the Group Financial Statements.

Underlying revenue and underlying operating profit – adjusts the above to exclude the impact of owned asset disposals, significant liquidated damages, current year acquisitions, all translated at constant currency using prior year exchange rates. The presentation of these performance measures allows a better understanding of comparable year-on-year trading and enables an assessment of the underlying trends in the Group’s financial performance.

Underlying fee revenue and fee margin – further analyses the above for the Group’s fee business only, reflecting the Group’s core fee-based business model. Underlying fee revenue is at constant currency using prior year exchange rates, fee margin is at actual exchange rates.

Operating profit from reportable segments before central overheads – used only to assist in understanding the relative contribution of IHG’s regions to the Group, and as such central overheads are excluded.

Underlying interest

This is a new measure in the year following the adoption of IFRS 15 and includes the interest payable to the System Fund on the outstanding cash balance relating to the IHG Rewards Club programme.

In addition the Group’s financial expenses are presented net of System Fund capitalised interest (see note 7), this interest is related to the assets attributable to the System Fund. These are adjusted as the System Fund is not managed to a profit or loss for IHG therefore removing these provides a better view of the Group’s underlying interest expense.

Tax excluding the impact of exceptional items and System Fund

This is a new measure in the year following the adoption of IFRS 15 which gives a more meaningful understanding of the Group’s ongoing tax charge. Exceptional items represent distorting or non-recurring items and therefore often skew the current year’s tax charge. The System Fund is not managed to	a profit or loss for IHG and is, in general, not subject to tax either. Therefore, removing these provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year-on-year.

Adjusted earnings per ordinary share, Underlying earnings per ordinary share

Adjusted earnings per ordinary share excludes System Fund revenues and expenses, any interest and tax relating to the System Fund, exceptional items, and their related tax impacts. Adjusted earnings per ordinary share provides a per share measure that is not skewed by the result of the System Fund or exceptional items. Underlying earnings per ordinary share is calculated by dividing underlying profit for the period available for IHG equity holders by	the weighted average number of ordinary shares in issue during the period, excluding investment in own shares. The presentation of underlying earnings per ordinary share allows a better understanding of comparable year-on-year trading and thereby allows an assessment of the underlying trends in the Group’s financial performance.

Net debt , Net capital expenditure, Free cash flow

Net debt is used in the monitoring of the Group’s liquidity and capital structure, and is used to calculate the key ratios attached to the Group’s bank covenants. Net debt comprises loans and other borrowings, derivatives hedging debt values, less cash and cash equivalents, and is reconciled to the amounts included in the Group Financial Statements in note 21 on page 143.

Net capital expenditure is defined as cash flow from investing activities less contract acquisition costs, excluding the acquisition of businesses net of cash acquired, tax paid on disposals and adjusted for System Fund depreciation and amortisation (recovery of previous System Fund capital expenditure). For internal management reporting, capital expenditure is reported as either maintenance, recyclable, or System Fund.

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

Free cash flow is defined as cash flow from operating activities (after interest and tax paid) and excluding contract acquisition costs net of repayments, less purchase of shares by employee share trusts and maintenance capital expenditure (including key money paid). Free cash flow is a useful measure for investors, as it represents the cash available to invest back into the business to drive growth, pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG’s residual cash flow available for discretionary expenditures, nor do they reflect our future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 172 to 175 and the glossary on pages 204 to 205.

36	IHG | Annual Report and Form 20-F 2018

Group

Group results

				12 months ended 31 December
	2018 $m	2017 Restated $m	2018 vs 2017 % change	2016 Restated $m	2017 vs 2016 % change
Revenue[a]
Americas	1,051	999	5.2	969	3.1
EMEAA	569	457	24.5	439	4.1
Greater China	143	117	22.2	112	4.5
Central	170	157	8.3	147	6.8
Revenue from reportable segments	1,933	1,730	11.7	1,667	3.8
System Fund revenues	1,233	1,242	(0.7)	1,199	3.6
Reimbursement of costs	1,171	1,103	6.2	1,046	5.4
Total revenue	4,337	4,075	6.4	3,912	4.2
Operating profit[a]
Americas	662	637	3.9	626	1.8
EMEAA	202	171	18.1	157	8.9
Greater China	69	52	32.7	46	13.0
Central	(117)	(102)	(14.7)	(123)	17.1
Operating profit from reportable segments	816	758	7.7	706	7.4
System Fund result	(146)	(34)	(329.4)	35	(197.1)
Operating profit before exceptional items	670	724	(7.5)	741	(2.3)
Exceptional items	(104)	4	(2,700.0)	(29)	113.8
Operating profit	566	728	(22.3)	712	2.2
Net financial expenses	(81)	(72)	(12.5)	(80)	10.0
Profit before tax	485	656	(26.1)	632	3.8

Earnings per ordinary share
Basic	184.7¢	279.8¢	(34.0)	215.1¢	30.1
Adjusted	292.1¢	244.6¢	19.4	203.8¢	20.0
Average US dollar to sterling exchange rate	$1: £0.75	$1: £0.78	(3.8)	$1: £0.74	5.4

Highlights for the year ended

31 December 2018

During the year ended 31 December 2018, total revenue increased by $262m (6.4%) to $4,337m, whilst revenue from reportable segments increased by $203m (11.7%) to $1,933m, primarily resulting from 4.8% rooms growth, 2.5% comparable RevPAR growth and the addition of a portfolio in the UK. Operating profit and profit before tax decreased by $162m (22.3%) and $171m (26.1%) respectively, due to a $108m increase in exceptional items, largely associated with restructuring costs related to the comprehensive efficiency programme as well as a $112m higher in-year System Fund deficit. Operating profit from reportable segments increased by $58m

(7.7%) to $816m.

Underlyingb revenue and underlyingb operating profit increased by $98m (5.7%) and $47m (6.2%) respectively.

Comparable RevPAR increased by 2.5% (including an increase in average daily rate of 1.8%). IHG System size increased by 4.8% to 836,541 rooms, whilst underlying fee revenuec increased by 6.5%.

Fee marginc was 52.4%, remaining in line with 2017 (up 0.1 percentage points at constant currency, removing the impact of foreign exchange movements). Fee margin was impacted by growth investment in excess of realised savings from the comprehensive efficiency programme and a one-off marketing assessment in 2018 and would otherwise have continued to grow, benefiting from efficiency improvements and our global scale.

Basic earnings per ordinary share decreased by 34.0% to 184.7¢, whilst adjusted earnings per ordinary share increased by 19.4% to 292.1¢.

[a]	Americas, EMEAA and Greater China include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels.

[b]

Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit also excludes the impact of exceptional items (see pages 172 and 173).

[c]

Underlying fee revenue and fee margin are defined as excluding revenue from owned, leased and managed lease hotels, System Fund revenue, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions (see pages 172 and 173). Underlying fee revenue is at constant currency using prior year exchange rates, fee margin is at actual exchange rates.

Accounting principles

The Group results are prepared under International Financial Reporting Standards (IFRS) and following the adoption of IFRS 15 ‘Revenue from Contracts with Customers’ the 2017 and 2016 comparatives have been restated. The application of IFRS requires management to make judgements, estimates and assumptions, and those considered critical to the preparation of the Group results are set out on page 108 of the Group Financial Statements.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this performance review are calculated after eliminating these exceptional items. An analysis of exceptional items is included in note 6 on page 124 of the Group Financial Statements.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Performance	37

Strategic Report

Performance continued

Group continued

Highlights for the year ended

31 December 2017

During the year ended 31 December 2017, total revenue increased by $163m (4.2%) to $4,075m, whilst revenue from reportable segments increased by $63m (3.8%) primarily due to 4.0% rooms growth and 2.7% comparable RevPAR growth. Operating profit and profit before tax increased by $16m (2.2%) and $24m (3.8%) respectively. Operating profit from reportable segments increased by $52m (7.4%) to $758m.

Underlyinga revenue and underlyinga operating profit increased by $74m (4.4%) and $56m (7.9%) respectively.

Comparable RevPAR increased by 2.7% (including an increase in average daily rate of 1.1%). IHG System size increased by 4.0% to 798,075 rooms, whilst underlying fee revenueb increased by 4.7%.

Fee margin was 52.4%, up 1.8 percentage points (up 1.7 percentage points at constant currency, removing the impact of foreign exchange movements) on 2016. Fee margin benefited from efficiency improvements and by leveraging our global scale.

Basic earnings per ordinary share increased by 30.1% to 279.8¢, reflecting the increase in operating profit and the impact of the share capital reduction as a result of the share consolidation in May 2017 whilst adjusted earnings per ordinary share increased by

20.0% to 244.6¢.

Group total gross revenue in IHG’s System

		12 months ended 31 December
	2018 $bn	2017 Restated $bn	% change
Analysed by brand
InterContinental	5.1	4.8	6.3
Kimpton	1.3	1.1	18.2
Crowne Plaza	4.5	4.3	4.7
Hotel Indigo	0.5	0.4	25.0
EVEN Hotels	0.1	0.1	–
Holiday Inn	6.5	6.3	3.2
Holiday Inn Express	7.1	6.7	6.0
Staybridge Suites	0.9	0.9	–
Candlewood Suites	0.8	0.8	–
Other	0.6	0.3	100.0
Total	27.4	25.7	6.6

Analysed by ownership type
Fee business	27.0	25.3	6.6
Owned, leased and managed lease[c]	0.4	0.4	–
Total	27.4	25.7	6.6

One measure of IHG System performance is the growth in total gross revenue, defined as total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.

Total gross revenue in IHG’s System increased by 6.6% (6.2% increase at constant currency) to $27.4bn, driven by IHG System size and comparable RevPAR growth.

[a]

Underlying revenue and underlying operating profit both exclude System Fund revenues and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see pages 172 and 173).

[b]

Underlying fee revenue is defined as Group revenue excluding revenue from owned, leased and managed lease hotels, System Fund revenues, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions (see pages 172 and 173).

[c]	See note 3 of the Group Financial Statements on page 120.

38	IHG | Annual Report and Form 20-F 2018

Group hotel and room count

		Hotels		Rooms
At 31 December	2018	Change over 2017	2018	Change over 2017
Analysed by brand
Regent	6	6	2,005	2,005
InterContinental	204	10	69,281	3,283
Kimpton	66	–	12,915	399
HUALUXE	8	1	2,335	246
Crowne Plaza	429	15	120,168	5,368
voco	2	2	531	531
Hotel Indigo	102	17	12,749	2,104
EVEN Hotels	10	2	1,551	313
Holiday Inn[a]	1,251	9	233,852	1,159
Holiday Inn Express	2,726	126	279,516	17,118
avid hotels	1	1	87	87
Staybridge Suites	276	21	30,217	2,472
Candlewood Suites	396	20	37,210	1,786
Other	126	25	34,124	1,595
Total	5,603	255	836,541	38,466

Analysed by ownership type
Franchised	4,615	182	576,979	24,145
Managed	965	62	253,566	12,196
Owned, leased and managed lease	23	11	5,996	2,125
Total	5,603	255	836,541	38,466

[a]

Includes 45 Holiday Inn Resort properties (11,301 rooms) and 27 Holiday Inn Club Vacations properties (7,927 rooms) (2017: 47 Holiday Inn Resort properties (11,954 rooms) and 26 Holiday Inn Club Vacations properties (7,676 rooms)).

Total number of hotels

5,603

Total number of rooms

836,541

During 2018, the global IHG System (the number of hotels and rooms which are franchised, managed, owned, leased or managed lease) increased by 255 hotels (38,466 rooms) to 5,603 hotels (836,541 rooms).

Openings of 362 hotels (56,343 rooms) were 27.0% higher than in 2017. Openings in the Americas included 135 hotels (13,392 rooms) in the Holiday Inn brand family. 77 hotels (18,812 rooms) were opened in Greater China in 2018, with the EMEAA region also contributing openings of 77 hotels (15,283 rooms). 107 hotels (17,877 rooms) left the IHG System in 2018, a decrease from the previous year (111 hotels, 17,247 rooms).

Group pipeline

		Hotels		Rooms
At 31 December	2018	Change over 2017	2018	Change over 2017
Analysed by brand
Regent	3	3	514	514
InterContinental	60	(3)	15,795	(1,558)
Kimpton	27	9	4,474	1,678
HUALUXE	21	–	6,099	(190)
Crowne Plaza	79	(7)	22,134	(913)
voco	8	8	1,510	1,510
Hotel Indigo	92	10	13,078	1,777
EVEN Hotels	18	6	3,184	1,074
Holiday Inn[b]	288	11	55,651	2,095
Holiday Inn Express	784	18	98,424	5,064
avid hotels	171	127	15,811	11,768
Staybridge Suites	182	22	20,849	2,908
Candlewood Suites	102	(10)	9,121	(888)
Other	24	10	4,304	1,963
Total	1,859	204	270,948	26,802

Analysed by ownership type
Franchised	1,398	175	161,343	21,995
Managed	460	28	109,450	4,652
Owned, leased and managed lease	1	1	155	155
Total	1,859	204	270,948	26,802

[b]	Includes 19 Holiday Inn Resort properties (5,229 rooms) (2017: 13 Holiday Inn Resort properties (3,620 rooms)).

Total number of hotels in the pipeline

1,859

Total number of rooms in the pipeline

270,948

At the end of 2018, the global pipeline totalled 1,859 hotels (270,948 rooms), an increase of 204 hotels (26,802 rooms) on 31 December 2017. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

Group signings increased from 605 hotels in 2017 to 691 hotels and rooms increased from 83,481 rooms to 98,814 rooms. This included 314 hotels (44,649 rooms) signed for the Holiday Inn brand family, 40.2% of which were contributed by Greater China (99 hotels, 17,958 rooms).

Active management of the pipeline to remove deals that have become dormant or no longer viable reduced the pipeline by 125 hotels (15,669 rooms), compared to 135 hotels (21,224 rooms) in 2017.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Performance	39

Strategic Report

Performance continued

Americas

“In 2018, we signed the highest number of rooms in 10 years. We expanded our mainstream leadership with innovations to our Holiday Inn Express, Holiday Inn and extended stay brands, and launched avid hotels. We also increased our luxury and upscale presence with the growth of InterContinental, Kimpton and Hotel Indigo and investments in Crowne Plaza.”

Elie Maalouf

Chief Executive Officer, Americas

Americas revenue 2018 ($1,051m)

Americas number of rooms (510,129)

Comparable RevPAR movement

on previous year

(12 months ended 31 December 2018)

Fee business
InterContinental	4.6%
Kimpton	1.2%
Crowne Plaza	0.3%
Hotel Indigo	4.7%
EVEN Hotels	9.5%
Holiday Inn	1.8%
Holiday Inn Express	1.6%
Staybridge Suites	3.3%
Candlewood Suites	1.7%
All brands	1.9%

Owned, leased and managed lease
InterContinental	1.1%
EVEN Hotels	5.6%
Holiday Inn	11.5%
All brands	5.2%

Regional priorities

•	Expand our mainstream leadership with the continued roll out of new innovations to Holiday Inn Express and Holiday Inn, as well as the ongoing growth of avid hotels.

•	Continue to build our luxury presence and broaden the footprints for InterContinental Hotels & Resorts and Kimpton Hotels & Restaurants.

•	Capitalise on the momentum of the Crowne Plaza Accelerate programme with the continued roll out of new room and public space designs.

•	Solidify our strong performance in the extended stay market segment. Our new designs for Staybridge Suites and Candlewood Suites will be available to the full Americas estate in 2019.

•	Building on our mainstream strength, in February 2019 we announced plans to launch into the US a new all-suites upper midscale brand, targeted at an underserved $18 billion industry segment.

Industry performance in 2018

Industry RevPAR in the Americas increased by 3.4%, driven by a 2.9% average daily rate growth and 0.3ppts occupancy growth. Occupancy achieved its highest level ever recorded, topping the record set in 2017. Room demand grew 2.4%, with slower growth in the latter part of 2018 due to lapping of two hurricanes that propelled demand in the US in late 2017. Supply growth remained in line with 2017 at 1.9%.

US lodging industry room demand advanced 2.5% in 2018, its largest increase since 2014, whilst supply growth increased to 2.0%. US industry RevPAR increased by 2.9% in 2018, led by a 2.4% average daily rate growth. RevPAR in the US upper midscale chain scale, where the Holiday Inn and Holiday Inn Express brands operate, increased by 1.4%.

In Canada, industry RevPAR increased by 5.3%, driven by a 4.3% increase in average daily rate, and in Mexico, RevPAR declined by 1.9%, led by a 9.0ppt fall in occupancy.

Regional highlights

Successful launch of avid

•	avid was created to reach an important set of business and leisure travellers in an underserved $20 billion segment of the US midscale market. Designed with input from target consumers and an advisory board of leading IHG owners, the brand experience delivers exactly what guests have been waiting for in a mainstream hotel – the essentials done exceptionally well – while also being easy to build, operate and maintain.

•	We have signed more than 170 avid hotels across the US, Canada and Mexico since launch in September 2017, and opened our first hotel in Oklahoma City. This makes it the fastest new development brand to progress from concept to launch for IHG. This strong momentum firmly positions the brand as a long-term driver of Americas growth.

IHG’s regional performance in 2018

IHG’s comparable RevPAR in the Americas increased by 1.9%, driven by 1.7% average daily rate growth. The region is predominantly represented by the US, where comparable RevPAR increased by 1.3%. In the US, we are most represented by our mainstream brands Holiday Inn and Holiday Inn Express. RevPAR in our mainstream brands increased slightly behind the market segment overall, with RevPAR for the Holiday Inn brand increasing by 1.1%, whilst the Holiday Inn Express brand increased by 1.4%, in line with the market segment.

Canada achieved strong RevPAR growth of 5.2%, whilst Mexico RevPAR grew 2.0%, led by rate growth.

40	IHG | Annual Report and Form 20-F 2018

Americas results

			12 months ended 31 December
	2018 $m	2017 Restated $m	2018 vs 2017 % change	2016 Restated $m	2017 vs 2016 % change
Revenue from the reportable segment[a]
Fee business	853	811	5.2	796	1.9
Owned, leased and managed lease	198	188	5.3	173	8.7
Total	1,051	999	5.2	969	3.1
Percentage of Group revenue from reportable segments	54.4	57.7	(3.3)	58.1	(0.4)
Operating profit from the reportable segment[a]
Fee business	633	608	4.1	602	1.0
Owned, leased and managed lease	29	29	–	24	20.8
	662	637	3.9	626	1.8
Exceptional items	(36)	37	(197.3)	(29)	227.6
Operating profit	626	674	(7.1)	597	12.9
Percentage of Group operating profit from reportable segments before central overheads[b]	71.0	74.1	(3.1)	75.5	(1.4)

Highlights for the year ended

31 December 2018

With 4,161 hotels (510,129 rooms), the Americas represented 61% of the Group’s room count. The key profit generating region is the US, although the Group is also represented in Latin America, Canada, Mexico and the Caribbean. 88% of rooms in the region are operated under the franchise business model, primarily under our mainstream brands (including the Holiday Inn brand family). In the upscale market segment, Crowne Plaza is predominantly franchised whereas, in the luxury market segment, InterContinental-branded hotels are operated under both franchise and management agreements, whilst Kimpton is managed. 12 of the Group’s 15 hotel brands are represented in the Americas.

Revenue from the reportable segmenta increased by $52m (5.2%) to $1,051m, whilst operating profit decreased by $48m (7.1%) to $626m. Operating profit from the reportable segmenta increased by $25m (3.9%) to $662m. On an underlyingc basis, revenue increased by $54m (5.4%), whilst operating profit increased by $26m (4.1%), driven predominantly by RevPAR growth in the fee business and an increase in net rooms.

Revenue and operating profit from the reportable segment are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue and operating profit increased by $42m (5.2%) to $853m and by $25m (4.1%) to $633m respectively, partly impacted by adverse foreign exchanged (revenue $2m, and operating profit $1m), as RevPAR growth and net rooms growth was partly offset by lower fees from the termination of hotels and the impact from previously disclosed Crowne Plaza Accelerate financial incentives.

Owned, leased and managed lease revenue increased by $10m (5.3%) to $198m, whilst operating profit remained flat against 2017.

Highlights for the year ended

31 December 2017

Revenue from the reportable segmenta increased by $30m (3.1%) to $999m and operating profit increased by $77m (12.9%) to $674m. Operating profit from the reportable segmenta increased by $11m (1.8%) to $637m. On an underlyingc basis, revenue increased by $35m (3.6%), whilst operating profit increased by $16m (2.6%), driven predominantly by RevPAR growth in the fee business and an increase in net rooms.

Revenue and operating profit from the reportable segment are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue and operating profit increased by $15m (1.9%) to $811m and by $6m (1.0%) to $608m respectively, partly impacted by adverse foreign exchanged (revenue $5m, and operating profit $5m) as growth from RevPAR and net rooms growth were partly offset by a delay in the recognition of a payroll tax credit, the implementation of the previously disclosed Crowne Plaza Accelerate financial incentives, and the annualisation of our investment in the Americas development team.

Comparable RevPAR grew 1.6%, including 1.9% for Holiday Inn and 1.7% for Holiday Inn Express, whilst net rooms grew 1.9%.

Owned, leased and managed lease revenue increased by $15m (8.7%) to $188m, whilst operating profit increased by $5m (20.8%) to $29m due to North American inbound business to Holiday Inn Aruba and the ramp up of EVEN Hotels Brooklyn.

[a]

Americas reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.

[b]

Operating profit from reportable segments before central overheads excludes exceptional items, System Fund revenues and expenses, reimbursement of costs, and central overheads, to assist understanding of the relative contribution of IHG’s regions to the Group.

[c]

Underlying revenue and underlying operating profit both exclude System Fund revenues and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see pages 172 and 173).

[d]	The impact of movements between the previous year’s average exchange rates and actual average exchange rates in 2018.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Performance	41

Strategic Report

Performance continued

Americas continued

Americas hotel and room count

		Hotels		Rooms
At 31 December	2018	Change over 2017	2018	Change over 2017
Analysed by brand
InterContinental	51	1	17,753	175
Kimpton	64	(1)	12,307	65
Crowne Plaza	156	–	41,499	221
Hotel Indigo	57	6	7,495	667
EVEN Hotels	10	2	1,551	313
Holiday Inn[a]	774	1	134,492	(1,112)
Holiday Inn Express	2,289	72	206,620	7,210
avid hotels	1	1	87	87
Staybridge Suites	261	17	28,032	1,876
Candlewood Suites	396	20	37,210	1,786
Other	102	13	23,083	1,381
Total	4,161	132	510,129	12,669

Analysed by ownership type
Franchised	3,853	126	450,102	12,810
Managed	301	6	57,804	(141)
Owned, leased and managed lease	7	–	2,223	–
Total	4,161	132	510,129	12,669
Percentage of Group hotel and room count	74.3	51.8	61.0	32.9

[a]

Includes 23 Holiday Inn Resort properties (6,184 rooms) and 27 Holiday Inn Club Vacations properties (7,927 rooms) (2017: 25 Holiday Inn Resort properties (6,787 rooms) and 26 Holiday Inn Club Vacations properties (7,676 rooms)).

Total number of hotels

4,161

Total number of rooms

510,129

Americas System size increased by 132 hotels (12,669 rooms) to 4,161 hotels (510,129 rooms) during 2018. 208 hotels (22,248 rooms) opened in the year, compared to 190 hotels (21,615 rooms) in 2017. Openings included 135 hotels (13,392 rooms) in the Holiday Inn brand family, representing

64.9% of the region’s hotel openings.

76 hotels (9,579 rooms) were removed from the Americas System in 2018, demonstrating our continued commitment to quality, compared to 86 hotels (12,148 rooms) in 2017.

Americas pipeline

		Hotels		Rooms
At 31 December	2018	Change over 2017	2018	Change over 2017
Analysed by brand
InterContinental	6	(1)	1,477	(416)
Kimpton	16	2	2,335	97
Crowne Plaza	6	(8)	1,263	(1,456)
Hotel Indigo	35	2	4,523	497
EVEN Hotels	10	2	1,296	182
Holiday Inn[b]	126	(2)	16,052	(323)
Holiday Inn Express	499	(25)	47,620	(1,987)
avid hotels	171	127	15,811	11,768
Staybridge Suites	163	17	16,902	1,470
Candlewood Suites	102	(10)	9,121	(888)
Other	22	10	3,882	2,234
Total	1,156	114	120,282	11,178

Analysed by ownership type
Franchised	1,115	113	113,657	10,813
Managed	41	1	6,625	365
Total	1,156	114	120,282	11,178

[b]	Includes one Holiday Inn Resort property (165 rooms) (2017: one Holiday Inn Resort property (165 rooms)).

Total number of hotels in the pipeline

1,156

Total number of rooms in the pipeline

120,282

At 31 December 2018, the Americas pipeline totalled 1,156 hotels (120,282 rooms), representing an increase of 114 hotels (11,178 rooms) over the prior year. Strong signings of 416 hotels (42,766 rooms) were ahead of last year by 51 hotels (5,347 rooms). The majority of 2018 signings were within our mainstream brands including the Holiday Inn brand family (156 hotels, 15,643 rooms), our extended stay brands, Staybridge Suites and Candlewood Suites (76 hotels, 7,218 rooms) and avid hotels (129 hotels, 12,057 rooms), which continues to make good progress towards becoming IHG’s next brand of scale.

94 hotels (9,340 rooms) were removed from the pipeline in 2018 compared to 78 hotels (9,151 rooms) in 2017.

42	IHG | Annual Report and Form 20-F 2018

EMEAA

“It has been a strong year of performance for EMEAA. Through expanding our core brand portfolio, launching exciting new brands and step-changing performance, we have increased our signings by more than 20%. Our talented teams, working close to the market, have delivered richer guest experiences and enhanced owner returns.”

Kenneth Macpherson

Chief Executive Officer, EMEAA

EMEAA revenue 2018 ($569m)

EMEAA number of rooms (211,099)

Comparable RevPAR movement

on previous year

(12 months ended 31 December 2018)

Fee business
InterContinental	2.6%
Crowne Plaza	3.4%
Hotel Indigo	4.7%
Holiday Inn	3.0%
Holiday Inn Express	2.0%
Staybridge Suites	1.1%
All brands	2.8%

Owned, leased and managed lease
InterContinental	(1.6)%
Holiday Inn	6.9%
All brands	(0.7)%

Regional priorities

•	EMEAA has delivered strong growth with signings increasing by more than 20% in 2018. Through enhancing our core brand portfolio, embedding the new EMEAA operating model and focusing on operational performance, as well as continuing to enter new markets with our brands, we will concentrate on delivering growth in 2019.

•	We have a strategic plan in the UK and a key development in 2018 has been the integration of the UK portfolio properties which is progressing well and will be a focus for 2019. In Germany, one of the world’s largest outbound markets, we have developed strong relationships with our Multiple Development Agreement (MDA) partners who are our primary source of growth. We are building an empowered business with increased resource and capability.

•	The expansion of Kimpton Hotels & Restaurants has gathered momentum across EMEAA with key signings in Bangkok, Barcelona, Frankfurt, Paris and Tokyo, as well as the opening of our first UK property – the Kimpton Fitzroy in London. EMEAA will look to build further on this momentum in 2019.

Industry performance in 2018

Industry RevPAR in EMEAA increased by 4.3%, driven by a 3.2% average daily rate growth and 0.8ppts occupancy growth. In Europe room demand grew 1.7% and average daily rate advanced 4.3%, resulting in RevPAR growth of 5.5%. UK industry RevPAR was up 2.5%, led by a 1.7% rate increase, as room demand increased 2.6%. In Germany, industry RevPAR was up 2.4%, driven by 1.8% in average daily rate and a 2.8% increase in demand.

RevPAR grew 1.4% in the Middle East. Excluding Egypt, RevPAR declined 5.5% in the Middle East, as supply increased 5.3%. India saw RevPAR increase 2.0%.

Elsewhere in EMEAA, several major markets all saw RevPAR growth, including Japan (2.3%), Australia (1.2%), and Thailand (2.8%), driven by both demand and average daily rate.

Regional highlights

Growing our brand portfolio

•	An agreement to rebrand and operate a portfolio of high-quality hotels established IHG as the UK’s leading luxury hotel operator. IHG has subsequently confirmed the UK debut locations for Kimpton Hotels & Restaurants and our new upscale brand, voco, in prime city centre and destination locations around the country.

•	The launch of new upscale brand voco in June with an ambition to open more than 200 voco hotels over the next 10 years. This distinctive brand will offer owners the ability to drive higher returns through delivering a compelling guest experience and leveraging IHG’s powerful systems. The first voco hotels worldwide are already open, in Australia and the UK.

•	We announced in October a Multiple Development Agreement (MDA) to bring 15 avid hotels to the German market, where our proactive development approach has delivered exceptional growth in recent years.

IHG’s regional performance in 2018

EMEAA RevPAR grew 2.7%, driven by 1.8% average daily rate growth. In the UK, where IHG has the largest regional presence, RevPAR increased 1.2%, led by growth in London (2.6%). France and Germany achieved RevPAR growth of 6.5% and 1.0% respectively driven by average daily rate growth. The rest of Europe achieved growth of 8.4%, led by recovery in markets previously impacted by terror attacks and by growth in Russia, driven by the FIFA World Cup.

India RevPAR grew 9.8%, driven by average daily rate, whilst the Middle East declined 6.3%, following oversupply.

Japan grew 3.2% driven by average daily rate whilst growth in Australia (0.8%) was dampened by supply growth in certain cities. Thailand grew by 2.4%.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Performance	43

Strategic Report

Performance continued

EMEAA continued

EMEAA results

			12 months ended 31 December
	2018 $m	2017 Restated $m	2018 vs 2017 % change	2016 Restated $m	2017 vs 2016 % change
Revenue from the reportable segment[a]
Fee business	320	294	8.8	274	7.3
Owned, leased and managed lease	249	163	52.8	165	(1.2)
Total	569	457	24.5	439	4.1
Percentage of Group revenue from reportable segments	29.4	26.4	3.0	26.3	0.1
Operating profit from the reportable segment[a]
Fee business	200	165	21.2	148	11.5
Owned, leased and managed lease	2	6	(66.7)	9	(33.3)
	202	171	18.1	157	8.9
Exceptional items	(12)	(4)	(200.0)	–	–
Operating profit	190	167	13.8	157	6.4
Percentage of Group operating profit from reportable segments before central overheads[b]	21.6	19.9	1.8	18.9	1.0

Highlights for the year ended

31 December 2018

Comprising of 1,051 hotels (211,099 rooms) at the end of 2018, EMEAA represented 25% of the Group’s room count. Revenues are primarily generated from hotels in the UK and gateway cities in continental Europe, the Middle East and Asia. The largest portion of rooms in the UK and continental Europe are operated under the franchise business model, primarily under our mainstream brands (Holiday Inn and Holiday Inn Express). Similarly, in the upscale market segment, Crowne Plaza is predominantly franchised, whereas, in the luxury market segment, the majority of InterContinental-branded hotels are operated under management agreements. The majority of hotels in markets outside of Europe are operated under the managed business model.

Revenue from the reportable segmenta increased by $112m (24.5%) to $569m and operating profit increased by $23m (13.8%) to $190m, both including the benefit of $7m significant liquidated damages recorded (2017: $nil). Operating profit from the reportable segmenta increased by $31m (18.1%) to $202m. On an underlyingc basis, revenue increased by $14m (3.1%) and operating profit increased by $25m (14.6%) driven by strong trading, net rooms growth and lower costs associated with the Group wide efficiency programme.

Overall, comparable RevPAR in EMEAA increased by 2.7%, with the UK and Germany increasing by 1.2% and 1.0% respectively.

Recovery in markets previously impacted by terror attacks continued with 6.5% growth in France. The Middle East declined by 6.3%, impacted by increased supply and political instability in certain markets.

Revenue and operating profit from the reportable segment are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue increased by $26m (8.8%) to $320m, whilst operating profit increased by $35m (21.2%) to $200m, partly benefiting from the impact of foreign exchanged (revenue $3m, and operating profit $2m), and from cost savings associated with the Group-wide efficiency programme. Comparable RevPAR increased by 2.8%, driven by gains in both average daily rate and occupancy.

Owned, leased and managed lease revenue increased by $86m (52.8%) due to the addition of a portfolio in the UK, and partly benefiting from the impact of foreign exchanged ($2m), whilst operating profit decreased by $4m (66.7%), partly impacted by adverse foreign exchanged ($1m).

Highlights for the year ended

31 December 2017

Revenue from the reportable segmenta increased by $18m (4.1%) to $457m and operating profit increased by $10m (6.4%) to $167m. Operating profit from the reportable segmenta increased by $14m (8.9%) to $171m. On an underlyingc basis, revenue increased by $21m (4.8%) and operating profit increased by $16m (10.2%) driven by strong trading, 7.0% rooms growth and effective cost control to maintain overheads in line with the prior year.

Overall, comparable RevPAR in EMEAA increased by 4.2%, with the UK and Germany increasing by 4.5% and 2.1% respectively. Recovery in markets previously impacted by terror attacks led to RevPAR growth in the year of 7.1% in France and double digit growth in Belgium and Turkey. Performance was positive in Japan and Australia which grew by 2.7% and 4.5% respectively, however the Middle East decreased by 4.1%, impacted by low oil prices and industry-wide oversupply.

Revenue and operating profit from the reportable segment are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue increased by $20m (7.3%) to $294m, whilst operating profit increased by $17m (11.5%) to $165m, partly impacted by adverse foreign exchanged (revenue $4m, and operating profit $2m). Comparable RevPAR increased by 4.2%, driven by gains in both average daily rate and occupancy.

Owned, leased and managed lease revenue decreased by $2m (1.2%), partly benefiting from the impact of foreign exchanged ($1m) whilst operating profit decreased by

$3m (33%).

[a]

EMEAA reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.

[b]

Operating profit from reportable segments before central overheads excludes exceptional items, System Fund revenues and expenses, reimbursement of costs, and central overheads, to assist understanding of the relative contribution of IHG’s regions to the Group.

[c]

Underlying revenue and underlying operating profit both exclude System Fund revenues and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see pages 172 and 173).

[d]	The impact of movements between the previous year’s actual average exchange rates and actual average rates in 2018.

44	IHG | Annual Report and Form 20-F 2018

EMEAA hotel and room count

		Hotels		Rooms
At 31 December	2018	Change over 2017	2018	Change over 2017
Analysed by brand
Regent	3	3	769	769
InterContinental	106	2	32,299	508
Kimpton	2	1	608	334
Crowne Plaza	182	6	46,259	1,685
voco	2	2	531	531
Hotel Indigo	35	8	3,748	954
Holiday Inn[a]	385	2	71,353	923
Holiday Inn Express	304	22	43,732	4,557
Staybridge Suites	15	4	2,185	596
Other	17	10	9,615	1,166
Total	1,051	60	211,099	12,023

Analysed by ownership type
Franchised	726	31	118,122	6,344
Managed	309	18	89,204	3,554
Owned, leased and managed lease	16	11	3,773	2,125
Total	1,051	60	211,099	12,023
Percentage of Group hotel and room count	18.8	23.5	25.2	31.3

[a]	Includes 16 Holiday Inn Resort properties (3,391 rooms) (2017: 16 Holiday Inn Resort properties (3,347 rooms)).

Total number of hotels

1,051

Total number of rooms

211,099

During 2018, EMEAA System size increased by 60 hotels (12,023 rooms) to 1,051 hotels (211,099 rooms). 77 hotels (15,283 rooms) opened in EMEAA in 2018, compared to 52 hotels (16,002 rooms) in 2017.

17 hotels (3,260 rooms) left the EMEAA System in the period, compared to 18 hotels (3,046 rooms) in the previous year.

EMEAA pipeline

		Hotels		Rooms
At 31 December	2018	Change over 2017	2018	Change over 2017
Analysed by brand
Regent	3	3	514	514
InterContinental	29	1	6,919	439
Kimpton	7	5	1,240	1,041
Crowne Plaza	34	(2)	9,016	361
voco	8	8	1,510	1,510
Hotel Indigo	40	6	5,761	1,021
EVEN Hotels	1	–	200	–
Holiday Inn[a]	106	11	24,339	2,274
Holiday Inn Express	114	6	19,154	1,058
Staybridge Suites	19	5	3,947	1,438
Other	1	–	143	(271)
Total	362	43	72,743	9,385

Analysed by ownership type
Franchised	159	6	25,681	853
Managed	202	36	46,907	8,377
Owned, leased and managed lease	1	1	155	155
Total	362	43	72,743	9,385

[a]	Includes 10 Holiday Inn Resort properties (2,353 rooms) (2017: five Holiday Inn Resort properties (1,075 rooms)).

Total number of hotels in the pipeline

362

Total number of rooms in the pipeline

72,743

The EMEAA pipeline totalled 362 hotels (72,743 rooms) at 31 December 2018, representing an increase of 43 hotels (9,385 rooms) over 31 December 2017. Signings of 133 hotels (26,918 rooms), represented an increase of 11 hotels (5,057 rooms) from the prior year.

13 hotels (2,250 rooms) were removed from the pipeline in 2018, compared to 37 hotels (6,098 rooms) in 2017.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Performance	45

Strategic Report

Performance continued

Greater China

“Greater China is our fastest growing region and has seen another record year in both new signings and openings in 2018. We continue executing our strategic plans, including a tailored franchise support model and investing in the talent that supports our growth.”

Jolyon Bulley

Chief Executive Officer, Greater China

Greater China revenue 2018 ($143m)

Greater China number of rooms (115,313)

Comparable RevPAR movement

on previous year

(12 months ended 31 December 2018)

Fee business
InterContinental	6.2%
HUALUXE	21.5%
Crowne Plaza	8.2%
Hotel Indigo	9.3%
Holiday Inn	4.8%
Holiday Inn Express	6.9%
All brands	6.9%

Regional priorities

•	Continue to build on our scale and look forward to opening our 400th hotel. This follows strong growth momentum in 2018, when record openings and signings took our combined System size and pipeline to over 700 hotels, with 193,000 rooms.

•	Strengthen our owner proposition with the continued roll-out of our franchise model for Holiday Inn Express, Holiday Inn and Crowne Plaza brands. This model is attractive to owners and contributed to 56% of total signings in the region in 2018.

•	Responding to the needs of our guests, we will continue to innovate using digital technologies, including implementing guest digital payment solutions; launching IHG Rewards Club WeChat Mini Program; and testing Artificial Intelligence enabled smart rooms in InterContinental hotels.

•	Continue our talent development momentum to support growth.

Industry performance in 2018

Lodging industry RevPAR in Greater China increased by 3.7% via growth in both demand and average daily rate. RevPAR has now increased for the last two years, as supply growth continues to slow, whilst average daily rate has continued to rise. Supply increase in 2018 (3.8%) was the lowest in the last 19 years.

Tier 1 city RevPAR grew 5.1% for 2018, led by 5.0% increase in average daily rate. Tiers 2, 3 and 4 saw moderate RevPAR growth below 3%. Tier 2 saw the largest increase in demand (6.5%) while tier 1 saw the smallest (2.4%). Whilst supply growth slowed in Greater China overall, certain areas continued to see strong increases, including Mainland China (4.0%) and Macau (3.5%). Demand was also the strongest in those areas with Mainland China increasing 4.8% and Macau increasing 7.5%. Hong Kong RevPAR grew 10.6% led by an average daily rate increase of 9.7% for the year.

Regional highlights

Franchise growth

•	Adapting our America’s franchise platform, we have tailored and implemented the Greater China Franchise Performance Support Model. Built to support franchise hotels, it delivers a high quality guest experience and superior owner returns.

•	Franchise Plus has significantly accelerated Holiday Inn Express growth in China, with 71 hotels signed in 2018, taking the total signed since launch to 143. We extended this franchise offer to Crowne Plaza and Holiday Inn with seven franchise signings under these brands in 2018.

•	We continue to evolve this franchise model, focusing on improving owner returns through the delivery of the next generation design for Holiday Inn Express and Holiday Inn brands.

IHG’s regional performance in 2018

IHG’s comparable RevPAR in Greater China increased by 6.9% in 2018, ahead of the industry, driven by 3.5% average daily rate growth and 2.1% occupancy growth. Mainland China RevPAR increased by 6.3%, led by growth in tier 1 and tier 2 cities due to strong transient and meeting demand, ramp-up of new hotels and a strong Chinese New Year. RevPAR grew in Hong Kong and Macau by 8.9% and 8.4% respectively.

46	IHG | Annual Report and Form 20-F 2018

Greater China results

			12 months ended 31 December
	2018 $m	2017 Restated $m	2018 vs 2017 % change	2016 Restated $m	2017 vs 2016 % change
Revenue from the reportable segment[a]
Fee business	143	117	22.2	112	4.5
Total	143	117	22.2	112	4.5
Percentage of Group revenue from reportable segments	7.4	6.8	0.6	6.7	0.1
Operating profit from the reportable segment[a]
Fee business	69	52	32.7	46	13.0
Exceptional items	(1)	–	–	–	–
Operating profit	68	52	30.8	46	13.0
Percentage of Group operating profit from reportable segments before central overheads[b]	7.4	6.0	1.4	5.5	0.5

Highlights for the year ended

31 December 2018

Comprising 391 hotels (115,313 rooms) at 31 December 2018, Greater China represented approximately 14% of the Group’s room count. The majority of rooms in Greater China operate under the managed business model.

Revenue from the reportable segmenta increased by $26m (22.2%) to $143m and operating profit increased by $16m (30.8%) to $68m, both including the benefit of $6m of significant liquidated damages recorded (2017: $nil). Operating profit from the reportable segmenta increased by $17m (32.7%) to $69m. On an underlyingc basis, revenue increased by $18m (15.4%) and operating profit increased by $10m (19.2%). The region achieved comparable RevPAR growth of 6.9%, ahead of the industry, reflecting our scale and management strength in Greater China.

These increases in fee business revenue and operating profit were driven by strong trading and 13.6% rooms growth and continued benefits of leveraging the scale of the operational platform we have built in Greater China. Comparable RevPAR growth of 6.9% benefited from strong transient and meetings demand in mainland tier 1 and tier 2 cities.

Highlights for the year ended

31 December 2017

Revenue from the reportable segmenta and operating profit increased by $5m (4.5%) to $117m and by $6m (13.0%) to $52m respectively and on an underlyingc basis revenue increased by $7m (6.3%) and operating profit by $6m (13.0%).

These increases in fee business revenue and operating profit were driven by strong trading in Mainland China and 9.2% rooms growth as well as robust cost control as we continued to leverage the scale of the operational platform we have built in Greater China. RevPAR growth of 6.0% benefited from strong transient, corporate and meetings demand in mainland tier 1 cities.

[a]	Greater China reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for the fee business.

[b]

Operating profit from reportable segments before central overheads excludes exceptional items, System Fund revenues and expenses, reimbursement of costs, and central overheads, to assist understanding of the relative contribution of IHG’s regions to the Group.

[c]

Underlying revenue and underlying operating profit both exclude System Fund revenues and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items ((see pages 172 and 173).

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Performance	47

Strategic Report

Performance continued

Greater China continued

Greater China hotel and room count

		Hotels		Rooms
At 31 December	2018	Change over 2017	2018	Change over 2017
Analysed by brand
Regent Hotels	3	3	1,236	1,236
InterContinental	47	7	19,229	2,600
HUALUXE	8	1	2,335	246
Crowne Plaza	91	9	32,410	3,462
Hotel Indigo	10	3	1,506	483
Holiday Inn[a]	92	6	28,007	1,348
Holiday Inn Express	133	32	29,164	5,351
Other	7	2	1,426	(952)
Total	391	63	115,313	13,774

Analysed by ownership type
Franchised	36	25	8,755	4,991
Managed	355	38	106,558	8,783
Total	391	63	115,313	13,774
Percentage of Group hotel and room count	7.0	24.7	13.8	35.8

[a]	Includes six Holiday Inn Resort properties (1,726 rooms) (2017: six Holiday Inn Resort properties (1,820 rooms)).

Total number of hotels

391

Total number of rooms

115,313

The Greater China System size increased by 63 hotels (13,774 rooms) in 2018 to 391 hotels (115,313 rooms). 77 hotels (18,812 rooms) opened, our highest ever and 34 hotels (8,242 rooms) higher than 2017. Recent growth in the region has focused on tier 2 and 3 cities, which now represent approximately 67% of our open rooms. 47 Holiday Inn brand family hotels (9,090 rooms) were added in the year, compared to 33 hotels (7,184 rooms) in 2017.

14 hotels (5,038 rooms) were removed in 2018 compared to seven hotels (2,053 rooms) in 2017.

Greater China pipeline

		Hotels		Rooms
At 31 December	2018	Change over 2017	2018	Change over 2017
Analysed by brand
InterContinental	25	(3)	7,399	(1,581)
Kimpton	4	2	899	540
HUALUXE	21	–	6,099	(190)
Crowne Plaza	39	3	11,855	182
Hotel Indigo	17	2	2,794	259
EVEN Hotels	7	4	1,688	892
Holiday Inn[b]	56	2	15,260	144
Holiday Inn Express	171	37	31,650	5,993
Other	1	–	279	–
Total	341	47	77,923	6,239

Analysed by ownership type
Franchised	124	56	22,005	10,329
Managed	217	(9)	55,918	(4,090)
Total	341	47	77,923	6,239

[b]	Includes eight Holiday Inn Resort properties (2,711 rooms) (2017: seven Holiday Inn Resort properties (2,380 rooms)).

Total number of hotels in the pipeline

341

Total number of rooms in the pipeline

77,923

At 31 December 2018, the Greater China pipeline totalled 341 hotels (77,923 rooms) compared to 294 hotels (71,684 rooms) at 31 December 2017. Signings (142 hotels, 29,130 rooms) were the highest ever, representing an increase of 20.3% (4,929 rooms) from the prior year. 99 hotels (17,958 rooms) were signed for the Holiday Inn brand family, including 71 franchised Holiday Inn Express hotels.

18 hotels (4,079 rooms) were removed from the pipeline in 2018, compared to 20 hotels (5,975 rooms) in 2017.

48	IHG | Annual Report and Form 20-F 2018

Central

Central results

			12 months ended 31 December
	2018 $m	2017 Restated $m	2018 vs 2017 % change	2016 Restated $m	2017 vs 2016 % change
Revenue	170	157	8.3	147	6.8
Gross costs	(287)	(259)	(10.8)	(270)	4.1
	(117)	(102)	(14.7)	(123)	17.1
Exceptional items	(55)	(29)	(89.7)	–	–
Operating loss	(172)	(131)	(31.3)	(123)	6.5

Highlights for the year ended

31 December 2018

Net operating loss increased by $41m (31.3%) compared to 2017. Central revenue, which mainly comprises technology fee income, increased by $13m (8.3%) to $170m (an increase of $12m (7.6%) at constant currency), driven by increases in both comparable RevPAR (2.5%) and IHG System size (4.8%).

Gross costs increased by $28m (10.8%), partly impacted by $2m of adverse foreign exchangea and driven by reinvestment of a portion of savings delivered elsewhere in the business and higher healthcare costs.

Net operating loss before exceptional items increased by $15m (14.7%) to $117m (a $14m or 13.7% increase to $116m at constant currency).

Highlights for the year ended

31 December 2017

The net operating loss increased by $8m (6.5%) compared to 2016. Central revenue, which mainly comprises technology fee income, increased by $10m (6.8%) to $157m (an increase of $11m (7.5%) at constant currency), driven by increases in both comparable RevPAR (2.7%) and IHG System size (4.0%). Gross costs decreased by $11m (4.1%), benefiting from the impact of $4m of foreign exchangea and the impact of our cost management programme.

Net operating loss before exceptional items decreased by $21m (17.1%) to $102m (an $18m or 14.6% decrease at constant currency).

[a]	The impact of movements between the previous year’s average exchange rates and actual average rates in 2018.

Other financial information

System Fund

In the year to 31 December 2018, System Fund revenues decreased by 0.7% from $1,242m to $1,233m (2016: $1,199m). The primary driver was a favourable adjustment in 2017 (as restated) relating to a change in the actuarial assumptions around the ultimate rate of consumption of IHG Rewards Club points (‘breakage’). This adjustment was immaterial in 2018. This is largely offset by an underlying growth of 6.3% in assessment fees and contributions from hotels, reflecting increased RevPAR and System size, and increased revenue relating to co-branding agreements.

The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation Systems, and hotel loyalty programme. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG, although an in-year surplus or deficit can arise, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

Reimbursement of costs

In the year to 31 December 2018, reimbursable revenue increased 6.2% from $1,103m to $1,171m (2016: $1,046m), primarily due to an increase in the number of managed hotels in the Americas driving additional payroll cost.

Cost reimbursements revenue represents reimbursements of costs incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses has no impact on either our operating profit or net income.

Exceptional items

Pre-tax exceptional items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share as well as other Non-GAAP measures (see page 36) in order to provide a more meaningful comparison of performance and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and restructuring costs (for more information see page 124).

2018 pre-tax exceptional items totalled a charge of $104m. The charge included: $18m of litigation costs primarily relating to a material settlement agreed in respect of a lawsuit filed against the Group in the Americas region, together with associated legal fees; $56m relating to reorganisation costs (see below); $15m arising from the termination of the US funded Inter-Continental Hotels Pension Plan and $15m relating to the acquisition of the Regent Hotels and Resorts brand and associated management contracts (‘Regent’), the UK portfolio and Six Senses Hotels Resorts Spas (‘Six Senses’).

On 1 July 2018, the Group completed the acquisition of a 51% controlling interest in an agreement with Formosa International Hotels Corporation (‘FIH’) to acquire Regent.

On 25 July 2018, the Group completed a deal to operate nine hotels under long-term leases from Covivio (formerly Foncière des Régions), which operated under the Principal and De Vere Hotels brands. An additional leased hotel was added to the portfolio on 13 November 2018, bringing the total to ten (‘UK portfolio’) at 31 December 2018. Two further leased hotels were added on 14 February 2019. On 12 February 2019, the Group completed the acquisition of Six Senses for $300m paid in cash.

Reorganisation costs

In September 2017, the Group launched a comprehensive efficiency programme funding a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme is centred around strengthening the Group’s organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The programme is expected to be completed in 2019.

The programme is expected to realise c.$125m in annual savings by 2020, of which c.$75m will benefit the System Fund. These savings, primarily in administrative expenses, are planned to be reinvested as they are realised to accelerate medium-term revenue growth. There will be an estimated $200m cost to achieve these savings, (of which $103m was incurred in 2018 (2017: $45m)), including amounts charged to the System Fund. The exceptional cost charged to the Group income statement in 2018 of $56m includes consultancy fees of $25m and severance costs of $18m.

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Performance	49

Strategic Report

Performance continued

Other financial information

Net financial expenses

Net financial expenses increased by $9m to $81m. The increase is primarily due to the unwind of $5m interest on deferred and contingent consideration relating to the Regent and UK portfolio acquisitions and interest on the €500m bond issued in November 2018. On an underlying basis, interest increased from $85m to $100m.

Financing costs included $48m (2017: $44m) of interest costs on the public bonds and $20m (2017: $20m) in respect of the InterContinental Boston finance lease, both of which are fixed rate debt.

Taxation

The effective rate of tax on profit before exceptional items and System Fund was 22% (2017: 29%). Excluding the impact of prior year items, the equivalent tax rate would be 23% (2017: 30%). This rate is higher than the average UK statutory rate of 19% (2017: 19.25%), due mainly to certain overseas profits (particularly in the US) being subject to statutory tax rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $27m (2017: credit of $88m). This included a current tax credit of $11m on reorganisation costs, a $5m current tax credit in respect of litigation costs, a $6m tax credit ($5m current tax and $1m deferred tax) arising from a US pension scheme settlement, a $2m current tax credit in respect of acquisition costs, a $2m prior year current tax charge on the sale of Avendra, and a $5m exceptional prior year tax credit in respect of significant US tax reform.

Net tax paid in 2018 totalled $68m (2017: $172m). The 2018 tax paid was less than 2017 principally due to material tax repayments from the UK and US tax authorities in 2018 and exceptional tax paid on the sale of Avendra in 2017.

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

The Group’s Approach to Tax document is available on IHG’s website at www.ihgplc.com/responsible-business

Tax liabilities or refunds may differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law. Procedures to minimise risk include the preparation of thorough tax risk assessments for all transactions carrying material tax risk and, where appropriate, material tax uncertainties are discussed and resolved with tax authorities in advance. As a result of its business profile as a hotel manager, and also as a residual legacy from prior acquisitions, IHG does have a small number of subsidiaries in jurisdictions commonly portrayed as tax havens. IHG manages such subsidiaries on a basis consistent with its business principles (for example, by making some foreign incorporated companies UK tax resident or by operating others so that local profits are commensurate with local activity).

IHG’s contribution to the jurisdictions in which it operates includes a significant contribution in the form of taxes borne and collected, including taxes on its revenues and profits and in respect of the employment its business generates. IHG earns approximately 75% of its revenues in the form of franchise, management or similar fees, with over 82% of IHG-branded hotels being franchised. In jurisdictions in which IHG does franchise business, the prevailing tax law will generally provide for IHG to be taxed in the form of local withholding taxes based on a percentage of fees rather than based on profits. Costs to support the franchise business are normally incurred regionally or globally, and therefore profits for an individual franchise jurisdiction cannot be separately determined.

Dividends

The Board has proposed a final dividend per ordinary share of 78.1¢. With the interim dividend per ordinary share of 36.3¢, the full-year dividend per ordinary share for 2018 will total 114.4¢, an increase of 10% over 2017.

On 19 October 2018, the Group announced a $500m return of funds to shareholders by way of a special dividend and share consolidation. The special dividend ($2.621 per ordinary share) was paid on 29 January 2019.

IHG pays its dividends in pounds sterling and US dollars. The sterling amount of the final dividend will be announced on 26 April 2019 using the average of the daily exchange rates from 23 April 2019 to 25 April 2019 inclusive. See page 17 for details of IHG’s dividend policy.

Earnings per ordinary share

Basic earnings per ordinary share decreased by 34.0% to 184.7¢ from 279.8¢ in 2017 whilst adjusted earnings per ordinary share and underlying earnings per ordinary share increased by 19.4% to 292.1¢ and by 18.8% to 290.5¢ respectively.

Share price and market capitalisation

The IHG share price closed at £42.37 on 31 December 2018, down from £47.19 on 31 December 2017. The market capitalisation of the Group at the year-end was £8.1bn.

Liquidity and capital resources

Sources of liquidity

In November 2018, the Group issued a €500m, 2.125% euro bond repayable in May 2027. The bond extends the maturity profile of the Group’s debt. Currency swaps were transacted at the same time the bonds were issued in order to swap the proceeds and interest flows into pounds sterling. The currency swaps fix the bond debt at £436m, with interest payable semi-annually at a rate of 3.5%. This is in addition to £400m of public bonds which are repayable on 28 November 2022, £300m repayable on 14 August 2025 and £350m repayable on 24 August 2026.

The Group is further financed by a $1.275bn revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral Facility) which mature in March 2022, both of which were undrawn at the year-end. The Syndicated and Bilateral Facilities contain the same terms and two financial covenants; interest cover; and net debt divided by operating profit before exceptional items, depreciation and amortisation and System Fund revenue and expenses. The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future. Financial covenants will not be affected by the adoption of IFRS 16 ‘Leases’.

Additional funding is provided by the 99-year finance lease (of which 87 years remain) on InterContinental Boston and other uncommitted bank facilities (see note 20 to the Group Financial Statements). In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements. Borrowings included bank overdrafts of $104m (2017: $110m), which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements.

50	IHG | Annual Report and Form 20-F 2018

Liquidity and capital resources continued

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

Net debt of $1,530m (2017: $1,851m) is analysed by currency as follows:

	2018 $m	2017 $m
Borrowings
Sterling*	1,895	1,416
US dollar	329	601
Euros	8	2
Other	2	–
Cash and cash equivalents
Sterling	(479)	(13)
US dollar	(91)	(75)
Euros	(23)	(13)
Canadian dollar	(12)	(13)
Chinese renminbi	(58)	(12)
Other	(41)	(42)
Net debt	1,530	1,851
Average debt level	1,755	1,810

*	2018 includes the impact of currency swaps.

Cash balances at 31 December 2018 include $502m of the proceeds from the euro bond invested in short-term deposits and repurchase agreements. Cash and cash equivalents include $2m (2017: $3m) that is not available for use by the Group due to local exchange controls. In January 2019, $500m was returned to shareholders via a special dividend.

Information on the maturity profile and interest structure of borrowings is included in notes 20 and 22 to the Group Financial Statements.

Information on the Group’s approach to allocation of capital resources can be found on pages 16 and 17.

The Group had net liabilities of $1,077m at 31 December 2018, ($1,301m, restated at 31 December 2017).

Cash from operating activities

Net cash from operating activities totalled $666m for the year ended 31 December 2018, an increase of $89m on the previous year, reflecting the benefit of lower cash tax (see page 50).

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

Cash from investing activities

Net cash outflows from investing activities decreased by $17m to $189m, reflecting a lower level of expenditure on IHG Concerto in the current year and a $43m investment in one of the Group’s associates in 2017, offset by Avendra sale proceeds of $75m received last year. In the current year, $38m was spent on the acquisition of businesses and a one-off distribution of $32m was received from a joint venture.

The Group had committed contractual capital expenditure of $136m at 31 December 2018 (2017: $104m).

Cash used in financing activities

Net cash from financing activities totalled $86m, which was $532m higher than 2017, primarily due to a $133m increase in borrowings, including the issue of a new

€500m long-term bond, offset by repayment of other borrowings and the cash outflow from the $400m special dividend paid in 2017.

Off-balance sheet arrangements

At 31 December 2018, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contingent liabilities

Contingent liabilities include performance guarantees with possible cash outflows totalling $42m, guarantees over the debt of equity investments of $43m and outstanding letters of credit of $29m. The Group may also be exposed to additional liabilities resulting from security incidents. See note 30 to the Group Financial Statements for further details.

Contractual obligations

The Group had the following contractual obligations outstanding as of 31 December 2018. See table below.

	Total amounts committed $m	Less than 1 year $m	1–3 years $m	3–5 years $m	After 5 years $m
Long-term debt obligations[a,b]	1,913	–	–	511	1,402
Interest payable[b]	359	50	112	92	105
Derivatives	46	12	15	15	4
Finance lease obligations[c]	3,300	16	32	40	3,212
Operating lease obligations[d]	509	56	121	66	266
Agreed pension scheme contributions	6	6	–	–	–
Capital contracts placed[e]	136	136	–	–	–
Deferred and contingent purchase consideration[f]	314	7	30	15	262
Total	6,583	283	310	739	5,251

[a]	Repayment period classified according to the related facility maturity date.

[b]	Excluding bank overdrafts.

[c]

Mainly represents the minimum lease payments related to the 99-year lease (of which 87 years remain) on InterContinental Boston. Payments under the lease step up at regular intervals over the lease term.

[d]	See note 28 to the Group Financial Statements for futher details.

[e]	Includes a commitment to spend $33m on the acquired UK portfolio (see note 11 to the Group Financial Statements for further details) within two and a half years of the acquisition date.

[f]	Relates to the acquisitions of Regent and the UK portfolio (see note 11 to the Group Financial Statements for further details).

IHG | Annual Report and Form 20-F 2018 | Strategic Report | Performance	51

Governance Governance

54	Chair’s overview
55	Corporate Governance
55	Our Board and Committee governance structure
56	Our Board of Directors
58	Our Executive Committee
60	Board meetings
61	Engagement with stakeholders
62	Director induction, training and development
63	Board effectiveness evaluation
64	Audit Committee Report
68	Corporate Responsibility Committee Report
69	Nomination Committee Report
70	Statement of compliance with the UK Corporate Governance Code
72	Directors’ Remuneration Report
72	Remuneration Committee Chair’s statement
73	At a glance
74	Remuneration at IHG – the wider context
78	Annual Report on Directors’ Remuneration

52	IHG | Annual Report and Form 20-F 2018

Holiday Inn Helsinki City Centre, Finland

IHG | Annual Report and Form 20-F 2018 | Governance	53

Governance

Chair’s overview

Good governance is integral to IHG’s success and ensuring long-term, sustainable value creation and our ability to create a diverse and inclusive culture built on strong values and ethics.

At IHG, we recognise the importance of maintaining the highest standards of corporate governance which supports our culture, our values and our commitment to conducting business responsibly. Good corporate governance underpins a successful business and recognises the importance of all stakeholders.

The Board oversees the long-term strategic aims of the Group and is responsible for the leadership of the Group, ensuring our actions are in keeping with the strong ethics and values that shape our culture and deliver long-term, sustainable value for our stakeholders.

Focus areas and activities

During 2018, the Board and Executive leadership team worked together in a constructive and effective collaboration to develop our shared commitment to our strategy, with growth as the central focus. Our two day Annual Strategy Meeting concentrated on the competitive landscape and dynamics, our performance and progress against our growth plans, and the potential challenges ahead.

During the year, the Board regularly reviewed progress against strategic and operational goals, ensured that risk management controls (in line with the Group’s risk appetite) were incorporated within key decisions and that the impact on key stakeholders was considered.

Culture featured prominently on the Board agenda, as the Board believes that continuing to evolve our culture (and continuing to focus on diversity and the talent pipeline) is critical for the long-term.

The increasing challenge posed by cybersecurity meant that the Board strengthened governance and oversight of cyber risk. The conclusions of an independent external assessment of vulnerabilities and cybersecurity maturity and a forward-looking action plan were presented to the Board, and regular Board updates provided.

Other key focus areas in 2018 included (i) a review of changes in corporate governance regulations; (ii) compliance with the hosting and processing of personal data requirements under GDPR; and (iii) reporting and disclosure requirements to support greater transparency, including those relating to the UK Gender Pay Gap.

Governance framework

The Board delegates certain responsibilities to the Audit, Corporate Responsibility, Nomination and Remuneration Committees (the Principal Committees) to assist in ensuring that effective corporate governance permeates throughout the business.

We have reviewed the new 2018 UK Corporate Governance Code (the 2018 Code) and The Companies (Miscellaneous Reporting) Regulations 2018, to determine how we can further enhance our governance processes. Our Principal Committees’ Terms of Reference have been amended and we are assessing processes to ensure effective Board engagement with our workforce. This work will continue into 2019 and we will report on our compliance with the 2018 Code next year.

The Audit Committee has this year been focused on risk and assurance, given changes to the organisational structure and the programme of strategic initiatives, and overseeing the external audit tender process; the Corporate Responsibility Committee has been focused on the delivery of targets for 2018-2020 and the continuing development of our responsible business approach; the Nomination Committee has been focused on the composition and diversity of the Board and the continuing development of our diversity and inclusion framework; and the Remuneration Committee has been focused on ensuring that the delivery against our strategic objectives are appropriately incentivised.

Board culture and composition

We have a disciplined approach to Board composition to ensure that the Board collectively has the appropriate skills, competencies, diversity of style, gender and perspective, as well as geographical representation to effectively contribute and add value.

Last year we identified the need to increase our US representation and appointed Elie Maalouf to the Board as a result. As Chief Executive Officer of the Americas, Elie is responsible for IHG’s largest operating region and details of the induction process for Elie can be found on page 62.

Training, development and Board performance review

The training and development needs of each Director are regularly reviewed. During 2018, Directors received training on a variety of topics, further details of which can be found on page 62.

We continue to run our three-year Board evaluation cycle and in 2018, as part of our internal Board effectiveness review, we confirmed that the Board processes were operating effectively. We also conducted another peer-to-peer Chair and Non-Executive Director assessment. Further details can be found on page 63.

Compliance and our dual listing

As a dual-listed company with a premium listing on the London Stock Exchange and a secondary listing on the New York Stock Exchange, we are required to file an Annual Report in the UK and a Form 20-F in the US. To ensure consistency of information provided to both UK and US investors, we have again produced a combined Annual Report and Form 20-F. Our statement of compliance with the 2016 UK Corporate Governance Code (the Code) is located on pages 70 and 71. I am pleased to report that, during 2018, we complied fully with all principles and provisions of the Code. A statement outlining the differences between the Group’s UK corporate governance practices and those followed by US companies can be found on page 196.

Looking forward

We recognise the importance of good corporate governance in facilitating effective management that can deliver the long-term success of our organisation for our stakeholders. In 2019 we will continue to monitor and support our strategic initiatives, continue our focus on culture and diversity, risk appetite and cybersecurity, and ensure that our ways of working, structures of reporting, systems of control and commitment to conducting business responsibly, continue to underpin our strategic and operational goals, and align with the revised governance regime.

Patrick Cescau

Chair of the Board

18 February 2019

54	IHG | Annual Report and Form 20-F 2018

Corporate Governance

Our Board and Committee governance structure

We are committed to maintaining the highest standards of corporate governance. Our governance framework is led and directed by the Board, which in turn delegates certain responsibilities to its Committees to support IHG’s culture, values and commitment to conducting business responsibly.

The Board and its Committees

The Board leads the strategic direction and long-term objectives, and is responsible for the success of the Group, setting strategic aims and monitoring the performance of the Group and its risk management controls. A number of key decisions and matters are reserved for the Board and are not delegated to management. The schedule of matters reserved was reviewed at the December 2018 Board meeting and is available on our website. The Board will now be responsible for reviewing the means for the workforce to raise concerns in confidence and the reports arising from its operation, which to date had been reviewed by the Audit Committee.

The Board is supported by its Principal Committees, namely the Audit Committee, Corporate Responsibility Committee, Nomination Committee and Remuneration Committee, to assist it in carrying out its functions, overseeing the delivery of strategic objectives and driving sustainable value for shareholders and considering the impacts on, and interests of, key stakeholders. Details of how the Board spent its time during 2018 can be found on pages 60 to 62.

Management Committees

Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees.

The Executive Committee is chaired by the CEO and considers and manages a range of day-to-day strategic and operational issues facing the Group, including the development of the Group’s strategy and budget for the Board’s approval, executing the strategic plan once agreed by the Board, monitoring the Group’s performance and providing assurance to the Board in relation to overall performance and risk management.

The General Purposes Committee is chaired by an Executive Committee member and attends to business of a routine nature and to the administration of matters, the principles of which have been agreed previously by the Board or an appropriate Committee.

The Disclosure Committee is chaired by the Group’s Financial Controller and ensures that proper procedures are in place for statutory and listing requirements. This Committee reports to the Chief Executive Officer, the Chief Financial Officer and the Audit Committee.

More information on our Board and Committees is available on our website at www.ihgplc.com/investors under Corporate governance.

Board and Committee membership and attendance in 2018

Meetings
	Appointment date	Committee appointments	Board	Audit Committee	Corporate Responsibility Committee		Nomination Committee	Remuneration Committee
Total meetings held			8	5	3		2	4
Chair
Patrick Cescau[c]	01/01/13		8/8	–	–		2/2	–
Chief Executive Officer
Keith Barr	01/07/17		8/8	–	–		–	–
Executive Directors
Paul Edgecliffe-Johnson	01/01/14		8/8	–	–		–	–
Elie Maalouf	01/01/18		8/8	–	–		–	–
Senior Independent Non-Executive Director
Dale Morrison	01/06/11		8/8	5/5	–		2/2	4/4
Non-Executive Directors
Anne Busquet	01/03/15		8/8	5/5	3/3		2/2	–
Ian Dyson	01/09/13		8/8	5/5	–		2/2	3/4	[a]
Jo Harlow	01/09/14		7/8		–		2/2	4/4
Luke Mayhew	01/07/11		8/8	5/5	3/3		2/2	–
Jill McDonald	01/06/13		8/8	5/5	3/3		2/2	–
Malina Ngai	01/03/17		7/8	–	2/3	[b]	2/2	3/4	[b]

[a]	Ian Dyson was unable to attend one Remuneration Committee meeting due to a prior commitment.

[b]	Malina Ngai was unable to attend one Corporate Responsibility Committee meeting and one Remuneration Committee meeting due to a prior commitment.

[c]

In principle the Chair attends all Committee meetings, and the full Board attends the relevant sections of the Audit Committee meetings when results and risk management processes and controls are discussed and considered.

Board Committee membership key

Audit Committee member	Remuneration Committee member

Corporate Responsibility Committee member	Chair of a Board Committee

Nomination Committee member

IHG | Annual Report and Form 20-F 2018 | Governance | Corporate Governance	55

Governance

Corporate Governance continued

Our Board of Directors

Patrick Cescau

Non-Executive Chair

Appointed to the Board: 1 January 2013

Skills and experience: From 2005 to 2008, Patrick was Group Chief Executive of Unilever Group, having previously been Chair of Unilever PLC, Vice-Chair of Unilever NV and Foods Director, following a progressive career with the company, which began in France in 1973. Prior to being appointed to the board of Unilever PLC and Unilever NV in 1999, as Finance Director, he was Chair of a number of the company’s major operating companies and divisions, including in the US, Indonesia and Portugal. He was formerly a Senior Independent Director and Non-Executive Director of Pearson plc and Tesco PLC, and a Director at INSEAD.

Board contribution: Patrick has held board positions for nearly 16 years in leading global businesses and brings extensive international experience in strategy, brands, consumer products, and finance. As Chair, Patrick is responsible for leading the Board and ensuring it operates in an effective manner, and promoting constructive relations with shareholders and wider stakeholders. As Chair of the Nomination Committee, he is responsible for reviewing and making recommendations on the Group’s leadership needs.

Other appointments: Currently a Senior Independent Non-Executive Director of International Airlines Group, Patrick is also a trustee of The Leverhulme Trust, Patron of the St Jude India Children’s Charity and Member of the TEMASEK European Advisory Panel.

Keith Barr

Chief Executive Officer (CEO)

Appointed to the Board: 1 July 2017

Skills and experience: Keith has spent more than 25 years working in the hospitality industry across a wide range of roles. He started his career in hotel operations and joined IHG in 2000. Since April 2011 he has been a member of IHG’s Executive Committee. Directly before being appointed Chief Executive Officer, Keith served as Chief Commercial Officer for four years. In this role, he led IHG’s global brand, loyalty, sales and marketing functions, and oversaw IHG’s loyalty programme, IHG® Rewards Club. Prior to this, Keith was CEO of IHG’s Greater China business for four years, setting the foundations for growth in a key market and overseeing the launch of the HUALUXE® Hotels and Resorts brand.

Board contribution: Keith is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Other appointments: Keith is a graduate of Cornell University’s School of Hotel Administration and is currently a member of its Cornell SC Johnson College of Business Dean’s Advisory Board.

Paul Edgecliffe-Johnson

Chief Financial Officer (CFO)

Appointed to the Board: 1 January 2014

Skills and experience: Paul is a chartered accountant and a fellow of the Institute of Chartered Accountants. He was previously Chief Financial Officer of IHG’s Europe and Asia, Middle East and Africa regions, a position he held since September 2011. He joined IHG in August 2004 and has held a number of senior-level finance positions, including Head of Investor Relations, Head of Global Corporate Finance and Financial Planning and Tax, and Head of Hotel Development, Europe. Paul also acted as Interim Chief Executive

Officer of the Europe, Middle East and Africa region (prior to the reconfiguration of our operating regions).

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

Other appointments: Currently a member of the American Hotel & Lodging Association Executive Committee of the Board and the US Travel Association CEO Roundtable. Elie also sits on the Investment Advisory Council of the U. S. Department of Commerce. In addition, Elie serves as a member of the Global Advisory Council at the University of Virginia Darden School of Business and is a board member of the Atlanta Committee for Progress.

Dale Morrison

Senior Independent Non-Executive Director (SID)

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

Other appointments: Currently a Non-Executive Director of International Flavors & Fragrances Inc., and Non-Executive Chair of Marlin 1 (holding company for Young’s Seafood International Holdings Ltd.).

Anne Busquet

Independent Non-Executive Director

Appointed to the Board: 1 March 2015

Skills and experience: Anne began her career at Hilton International in Paris, before joining American Express in New York, where she held several executive positions and served for 23 years. Anne was also the Chief Executive Officer of Local and Media Services at InterActiveCorp.

Board contribution: Anne brings more than 20 years’ experience in senior positions in multinational companies, predominantly in the financial, branded and digital-commerce sectors.

Other appointments: Anne is currently the President of AMB Advisors, an independent consulting firm, and Managing Director at Golden Seeds LLC, an angel investment company. She also serves on the boards of Pitney Bowes, MTBC and Elior Group and on the advisory boards of JEGI and SheSpeaks.

56	IHG | Annual Report and Form 20-F 2018

Ian Dyson Independent Non-Executive Director Appointed to the Board: 1 September 2013

Skills and experience: Ian has held a number of senior executive and finance roles, including Group Finance and Operations Director for Marks and Spencer Group plc for five years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was Chief Executive Officer of Punch Taverns plc, Finance Director for the Rank Group Plc, a leading European gaming business, and Group Financial Controller and Finance Director for the hotels division of Hilton Group plc.

Board contribution: Ian has gained significant experience from working in various senior finance roles, predominantly in the retail, leisure and hospitality sectors. Ian became Chair of the Audit Committee on 1 April 2014, and, as such, is responsible for leading the Committee to ensure effective internal controls and risk management systems are in place.

Other appointments: Currently a Non-Executive Director and Chair of the Audit Committee of SSP Group plc, Senior Independent Non-Executive Director and Chair of the Audit Committee of ASOS plc and Senior Independent Non-Executive Director of Paddy Power Betfair plc.

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

Board contribution: Jo has over 25 years’ experience working in various senior roles, predominantly in the branded and technology sectors. Jo became Chair of the Remuneration Committee on 1 October 2017, and as such she is responsible for setting the remuneration policy. Jo is also a member of the Nomination Committee.

Other appointments: Currently a member of the Supervisory Board of Ceconomy AG, and a Non-Executive Director of Halma plc and J Sainsbury plc.

Luke Mayhew Independent Non-Executive Director Appointed to the Board: 1 July 2011	Skills and experience: Luke served for 12 years on the Board of John Lewis Partnership plc, including as Managing Director of the Department Store division. Luke also spent five years at British Airways Plc and seven years at Thomas Cook Group plc in senior positions. He was also a Non-Executive Director of WHSmith PLC and Chair of Pets at Home Group Plc.

Board contribution: Luke has over 30 years’ experience in senior roles in the branded sector and was Remuneration Committee Chair at Brambles Limited from 2006 to 2014 and at IHG from July 2011 to September 2017.

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

Board contribution: Jill has over 30 years’ experience working with high-profile international consumer-facing brands at both marketing and operational level. As Chair of the Corporate Responsibility Committee, she is responsible for corporate responsibility objectives and strategy and approach to sustainable development.

Other appointments: Currently Managing Director, Clothing, Home and Beauty, at Marks and Spencer plc.

Malina Ngai Independent Non-Executive Director Appointed to the Board: 1 March 2017	Skills and experience: Malina is Group Chief Operating Officer of A.S. Watson Group, which is part of Hong Kong-based conglomerate CK Hutchison Holdings Limited. A.S. Watson Group is the largest international health and beauty retailer in Asia and Europe with 13 brands including Watsons, Superdrug, Savers, The Perfume Shop, Kruidvat, ICI Paris XL and ParknShop. In addition, Malina is Vice Chair of the Hong Kong Retail Management Association and was previously a member of the Board of Directors of the Hong Kong Sports Institute Limited.

Board contribution: Malina has over 20 years’ experience gained from working in senior positions in global organisations across a broad range of sectors, with particular understanding of consumer-facing branded companies and the role that technology and digital commerce play in transforming the consumer experience.

Other appointments: Currently Group Chief Operating Officer of A.S.Watson Group and Vice Chair of the Hong Kong Retail Management Association.

IHG | Annual Report and Form 20-F 2018 | Governance | Corporate Governance	57

Governance

Corporate Governance continued

Our Executive Committee

In addition to Keith Barr, Paul Edgecliffe-Johnson and Elie Maalouf, the Executive Committee from 1 January 2019 comprises:

Claire Bennett Chief Marketing Officer Appointed to the Executive Committee: October 2017 (joined the Group: 2017)	Skills and experience: Claire joined IHG with an in-depth knowledge of the travel and tourism industry having spent 11 years at American Express in a range of senior leadership roles across marketing, consumer travel and loyalty. Most recently, Claire was General Manager (GM), Global Travel and Lifestyle, where she led a team responsible for delivering luxury lifestyle services. Prior to this, Claire held roles as GM for Consumer Loyalty, GM for US Consumer Travel, and Senior Vice President, Global Marketing and Brand Management, where she led worldwide advertising, media, sponsorship and marketing research teams.

Claire has also held senior marketing positions at Dell, as well as finance and general management roles at The Quaker Oats Company, building significant expertise across technology, consumer packaged goods, financial services, and travel and hospitality sectors. Claire has been an Executive Board Member of the World Travel and Tourism Council (WTTC), served as a Board Member of Tumi Inc. and participated on multiple industry advisory boards. Claire is a Certified Public Accountant and holds an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University.

Key responsibilities: These include all aspects of our brands, loyalty strategy and programmes, sponsorships, strategic partnerships, insights and analytics and marketing execution.

Jolyon Bulley Chief Executive Officer, Greater China Appointed to the Executive Committee: November 2017 (joined the Group: 2001)	Skills and experience: Prior to Jolyon’s appointment as Chief Executive Officer for Greater China, Jolyon was Chief Operating Officer (COO) for the Americas, leading the region’s operations for franchised and managed hotels, in addition to cultivating franchisee relationships and enhancing hotel operating performance. Jolyon has also served as COO for Greater China for almost four years, with oversight of the region’s hotel portfolio and brand performance, food and beverage brand solutions, new hotel openings and owner relations.

Jolyon joined IHG in 2001, as Director of Operations, New South Wales in Australia, and then held roles of increasing responsibility across IHG’s Asia-Pacific region. He became Regional Director Sales and Marketing for Australia, New Zealand and South Pacific in 2003, relocated to Singapore in 2005 and held positions of Vice President Operations South East Asia and India, Vice President Resorts, and Vice President Operations, South East and South West Asia. Jolyon graduated from William Angliss institute in Melbourne with a concentration on Tourism and Hospitality.

Key responsibilities: These include the management, growth and profitability of IHG’s fastest growing region, Greater China.

Yasmin Diamond Executive Vice President, Global Corporate Affairs Appointed to the Executive Committee: April 2016 (joined the Group: 2012)

Skills and experience: Before joining IHG in April 2012, Yasmin was Director of Communications at the Home Office, where she advised the Home Secretary, Ministers and senior officials on the strategic development and daily management of all the Home Office’s external and internal communications. She was previously Director of Communications at the Department for Environment, Food and Rural Affairs; Head of Communications for Welfare to Work and New Deal; and Head of Marketing at the Department for Education and Skills. Before joining government communications, Yasmin was Publicity Commissioner for the BBC, where she led communications activity around the launch of a new digital learning channel and around the BBC’s educational output for both adults and children.

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

Kenneth Macpherson Chief Executive Officer, EMEAA Appointed to the Executive Committee: April 2013 (joined the Group: 2013)

Skills and experience: Kenneth Macpherson became Chief Executive Officer, EMEAA in January 2018. Kenneth was previously IHG’s CEO for Greater China, a role he held from 2013 to 2017. Kenneth has extensive experience across sales, marketing strategy, business development and operations. In addition to 12 years living and working in China, Kenneth’s career includes experience in Asia, the UK, France and South Africa. Before IHG, Kenneth worked for 20 years at Diageo, one of the UK’s leading branded companies. His senior management positions included serving as Managing Director of Diageo Greater China, where he helped to build the company’s presence and led the landmark deal to acquire ShuiJingFang, a leading manufacturer of China’s national drink, and one of the first foreign acquisitions of a Chinese listed company.

Key responsibilities: Kenneth is responsible for the management, growth and profitability of the EMEAA region. He also manages a portfolio of hotels in some of the world’s most exciting destinations, in both mature and emerging markets.

58	IHG | Annual Report and Form 20-F 2018

Ranjay Radhakrishnan Chief Human Resources Officer Appointed to the Executive Committee: December 2016 (joined the Group: 2016)

Skills and experience: Ranjay joined IHG as Chief Human Resources Officer in December 2016. He previously spent 23 years at Unilever, in a range of senior leadership roles at global, regional and country levels. At Unilever, Ranjay was most recently Executive Vice President Global HR (Categories and Market Clusters), where he led HR for Unilever’s eight regions (Market Clusters) and four global Product Categories under a unified global HR leadership role. Ranjay has worked and lived in several countries, including the UK, the Netherlands, Singapore, UAE and India.

Key responsibilities: These include global talent management, learning and capability building, diversity, organisation development, reward and benefit programmes, employee relations, and all aspects of the people and organisation strategy for the Group.

George Turner Executive Vice President, Chief Commercial and Technology Officer Appointed to the Executive Committee: January 2009 (joined the Group: 2008)

Skills and experience: George joined IHG in 2008 and spent a decade as IHG’s EVP, General Counsel and Company Secretary, with responsibility for corporate goverance, risk and assurance, corporate responsibility and information security. He is a solicitor and qualified to private practice in 1995. Prior to joining the Group, George spent over 10 years with Imperial Chemical Industries PLC, where he held various key positions including Deputy Company Secretary and Senior Legal Counsel. In February 2019 George was appointed as Chief Commercial and Technology Officer, continuing as Company Secretary until 1 March 2019.

Key responsibilities: As EVP, General Counsel and Company Secretary, these included corporate governance, risk management, information security, insurance, regulatory compliance, internal audit, legal and hotel standards. As EVP, Chief Commercial and Technology Officer, these include global sales, distribution, revenue management, property systems, digital and voice, information security and technology.

Changes to the Executive Committee

Nicolette Henfrey Executive Vice President, General Counsel and Company Secretary Appointed to the Executive Committee: February 2019 (joined the Group: 2001)

Skills and experience: Nicolette joined IHG in 2001, and was appointed Deputy Company Secretary in August 2011, during which time she worked very closely with the Board, Executive Committee and wider organisation to ensure best-in-class delivery and compliance across our legal and regulatory areas. Nicolette is a solicitor and prior to joining IHG worked for Linklaters in London and Findlay & Tait (now Bowman Gilfillan) in South Africa. She will be appointed as Company Secretary from 1 March 2019.

Key responsibilities: These include overseeing our approach to corporate governance, risk management, insurance, regulatory compliance, internal audit, legal and hotel standards.

Eric Pearson	It is with deep sadness that we report that Eric Pearson, our Chief Commercial and Technology Officer, passed away on 26 December 2018. Eric was an incredibly unique, talented and well respected individual, both within IHG and across industries. In over 20 years with IHG, he played an integral part in our success, and his expertise, passion, leadership and friendship will be sorely missed. During his tenure, he led many key parts of	our business and helped shape and deliver our strong digital offer, launching several industry firsts and building an excellent leadership team with great strength and depth. He touched many people’s lives, and a fitting tribute to him will be the scholarships in his name with Junior Achievement of Georgia, where he was a Board member, which will ensure his legacy goes on to inspire future generations.

IHG | Annual Report and Form 20-F 2018 | Governance | Corporate Governance	59

Governance

Corporate Governance continued

Board meetings

The Chair and Company Secretary continue to operate a thorough two-tiered collaborative process for setting the Board agenda to ensure that the focus and discussion strikes the appropriate balance between short-term needs of the business and the longer-term. The Chair, CEO and Company Secretary also meet in advance of each Board and Committee meeting to finalise the agendas and ensure that sufficient time is allocated and in which order each matter is considered. The Company Secretary maintains an annual agenda schedule for Board meetings that sets out strategic and operational matters to be considered. Board papers are circulated to all Board members at least one week in advance of each meeting, to ensure that Directors have sufficient time to fully prepare for the meetings and ensure that effective, focused and relevant discussions take place. Each Board meeting begins with an update from the Chair and CEO, and the CFO then provides a review of the Group’s financial performance. Executive Committee members and other members of senior management present updates and ‘deep dives’ on key initiatives and developments throughout the year, including functional, market and brand reviews, enabling all Directors to engage with senior management, have a strong understanding of Group operations, challenges and successes and contribute to strategic discussions.

The Board continues to receive presentations in the less formal context of pre-dinner meetings, scheduled the day before Board meetings, and invites external experts to provide ‘outside-in’ perspectives. This year the Board discussed technological agility and innovation, and the trends and competitive dynamics shaping the digital environment with external experts.

The Board held eight scheduled meetings during the year, and individual attendance is set out on page 55. All Directors are expected to attend all Board meetings and relevant Committee meetings unless they are prevented from doing so by prior commitments, illness or a conflict of interest. If Directors are unable to attend Board or Committee meetings, they are sent the relevant papers and asked to provide comments to the Chair of the Board or Committee in advance of the meeting so that their comments can be duly considered.

Time is set aside at the start and end of each Board meeting for the CEO to meet with the Chair and Non-Executive Directors, and for the Chair to meet privately with the Senior Independent Non-Executive Director (SID) and Non-Executive Directors to discuss any matters arising. The SID continues to be available to discuss concerns with shareholders, in addition to the normal channels of shareholder communication.

During 2018, the Board focused on strategic and operational matters, corporate governance, investor relations and risk management. The interests of key stakeholders were considered throughout all discussions. The key focus areas for the Board during 2018 are outlined below:

	Area of discussion	Discussion topic
Strategic and operational matters	Accelerating our growth	Regular updates were received on key milestones including organisational structures and workforce transition, progress against key strategic initiatives and risk management and culture change.

	Strategic initiatives	Regular consideration of merger and acquisition activity, including the acquisition of the Regent brand and entry into a managed lease transaction in the UK.

	Operating regions	Operating performance, competitive positioning, outlook and strategy, including progress against KPIs, were considered at each Board meeting and deep-dive sessions on each region were also presented during the year, considering our guest and owner proposition throughout.

	Commercial delivery	Updates on progress against our channels and sales strategy and updates on the roll out of IHG Concerto, including the approach to risk mitigation and future initiatives.

	Brands	Brand performance and initiatives for all brands, including approving the launch of voco, and monitoring progress following the launch of avid hotels.

	Our people and culture	Presentations from the Chief Human Resources Officer on people, and culture change, including updates on engagement scores, feedback sessions, and key learnings. The Board discussed the conclusions reached and next steps, including how the interests of the workforce had been considered and the importance of ensuring key learnings were implemented.

	Finance	In addition to approving the budget, review of the Group’s funding and liquidity position and approving a €500 million bond.

Corporate governance	Updates from each of the Board Committees	Details of Committee activities during 2018 can be found on pages 64 to 69 and 72 to 85.

	Corporate Governance Code and The Companies (Miscellaneous Reporting) Regulations	Presentations were received on corporate governance developments, including statutory duties, stakeholder engagement, workforce voice, Board composition, diversity, remuneration, culture and stewardship.

	Quarterly corporate governance and regulatory updates, including reviews of regulatory developments and any upcoming legislative changes affecting the business, the Board and/or its Committees	Internal quarterly updates are provided to the Board covering key regulatory and corporate governance developments and how the Group is responding. Further information can be obtained from the Company Secretary.

	Year-end matters, including the Annual Report and Form 20-F	Details of the review process of the Annual Report and Form 20-F can be found on page 64.

	Board effectiveness evaluation	Details of the process and outcome of the internal Board effectiveness review can be found on page 63.

60	IHG | Annual Report and Form 20-F 2018

	Area of discussion	Discussion topic
Risk management	Cybersecurity	Presentations from the Chief Information Security Officer on cybersecurity, including the threat landscape, information security priorities, and updates on key initiatives and metrics.

	Internal controls and risk management systems, our risk appetite and our global insurance programme	Regular updates were received on internal controls, risk management systems, our risk appetite and global insurance programme. Reports on risk topics were delivered by the Chair of each Committee.

	Terms of Reference for each Board Committee	Changes to the Terms of Reference of the Committees were approved during the year, in preparation for the implementation of the new 2018 UK Corporate Governance Code. The Terms of Reference for all Committees and the Matters Reserved for the Board can be found on our website.

Investor relations, stakeholder engagement and communications	Updates on investor perceptions and shareholder relations, consideration of analysts’ reports and media updates	The Board receives a regular report outlining share register movement, relative share price performance, Investor Relations activities and engagement with shareholders. The Board also considered feedback from the regular investor and analyst perception survey.

	Stakeholder engagement	The Board continued to consider stakeholders throughout all Board discussions. In addition separate updates and presentations were provided on the workforce, the Group’s owners engagement strategy, and outsource suppliers.

	Global communications updates	The Board receives a regular report on global communications, including the external landscape and communications activity across key regions, our brands and our people.

	Review and approval of shareholder returns strategies for 2018	During the year, the Board considered and after taking into account stakeholder interests, distributable reserves and long-term success of the Company, recommended two dividends and a $500 million return to shareholders via a special dividend with share consolidation, which was approved by shareholders on 11 January 2019 and paid on 29 January 2019.

	Preparations for the AGM	Details of the 2019 AGM can be found on page 62.

Annual Strategy Meeting – March 2018

The Board maintains overall responsibility for the establishment and review of the long-term strategic aims and objectives of the Group. Substantial time is spent considering Group strategy and monitoring performance during the regular Board meetings and, in addition, the Board holds an Annual Strategy Meeting, dedicated to reviewing and discussing our global strategy in detail.

The 2018 Annual Strategy Meeting was held in London and the Board undertook a thorough review of the Group’s performance across all business areas, as well as completing a strategic assessment of the competitive landscape and the commercial strategy and priorities for the Group. This assessment led to a discussion regarding the priorities for the Group going forward and in particular, on all of the initiatives supporting the continuation and delivery of our continued ambition for growth.

Each Board member received a full briefing in advance of the Annual Strategy Meeting to ensure they had the time to reflect on the key information ahead of engaging in the discussions at the meeting.

Engagement with stakeholders

We remain committed to maintaining an active and effective dialogue with our shareholders and all of our key stakeholders. We encourage engagement with investors and other stakeholders through our planned programme of investor relations activities, as well as responding to queries from shareholders, analysts and other stakeholders. Our Registrar, Equiniti, and J.P. Morgan, as custodians of our American Depositary Receipts (ADR) programme, have teams equipped to deal with shareholder and ADR holder queries. A formal external review of investor perceptions is presented to the Board on an annual basis and both the Executive Committee and the Board receive regular updates on shareholder relations to ensure that they are made aware and understand the issues and concerns of major shareholders in order to develop a balanced understanding of any such concerns.

Shareholder engagement during the year

The Board’s engagement with shareholders included:

•	Meeting shareholders and responding to any queries raised at the 2018 AGM and the General Meeting in January 2019.

•	Presentations by Keith Barr and Paul Edgecliffe-Johnson to institutional investors, analysts and the media following half-year and full-year results announcements.
•	Investor roadshow events in the US, Canada, Europe and Edinburgh.

•	Telephone conferences after the release of the first and third-quarter trading updates, including Q&A sessions with sell-side analysts.

•	IFRS 15 event, with Paul Edgecliffe-Johnson outlining and presenting the reporting changes to investors and analysts.

•	Seeking feedback via an annual investor perception survey, facilitated by our capital markets advisers.

•	Attendance at key institutional investor conferences.

•	A programme of one-to-one meetings with major institutional shareholders, including Non-Executive Director meetings hosted by the Chair.

The SID remains available to shareholders if they have concerns they wish to discuss.

In addition to the Board’s formal engagement with shareholders, Elie Maalouf attended an investor conference in the US and Kenneth Macpherson attended an investor conference in London. In addition, investor hotel tours took place in both China and London.

To enable as many shareholders as possible to access conferences and presentations, telephone dial-in facilities were made available

IHG | Annual Report and Form 20-F 2018 | Governance | Corporate Governance	61

Governance

Corporate Governance continued

Engagement with stakeholders continued

in advance and live audio webcasts were made available after results presentations in 2018, together with associated data and documentation. These can be found at www.ihgplc.com/investors under Results and presentations. Details of the sell-side research analysts who publish research on the Group are available at www.ihgplc.com/investors under Analyst details and consensus.

AGM

The AGM is an opportunity for shareholders to vote on certain aspects of Group business and to discuss matters with the Board. A presentation regarding the Group’s performance and financial results is given before the Chair deals with the formal business of the meeting. All shareholders present can ask questions of the Board, during the meeting and more informally over lunch. The Board considers the AGM an invaluable forum for communicating with investors and we encourage participation at this meeting.

The 2019 AGM will be held at 11:00 on Friday 3 May 2019. The notice convening this meeting will be sent to shareholders and will be available at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section.

General Meeting

A General Meeting was held on 11 January 2019 to consider the consolidation of IHG’s share capital and seek authority to purchase our own shares. Shareholders were encouraged to attend and participate in this meeting and all resolutions were passed. Further details can be found at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section.

Shareholder services

As a result of the special dividend and share consolidation, the annual share-dealing programme was postponed.

Stakeholder engagement

During the year, the Board also engaged with a number of our key stakeholders, including:

•	Attendance at the 2018 World Economic Forum in Davos, engaging with a wide variety of clients, owners, suppliers and various country tourism organisations and officials;

•	Meetings with a number of hotel owners in our Greater China region during the UK China CIIE Business Reception and Dinner;

•	Joining our Senior Leaders for the annual meeting in Miami; and

•	Meetings with the workforce and guests during various hotel visits, including in Atlanta and London.

In addition, members of the Board engaged with key credit investors as part of the Group’s bond roadshow.

Director induction, training and development

New Director inductions

All new Directors, upon appointment, undergo a comprehensive and formal induction programme which is tailored to meet their individual needs. We believe this is crucial to ensure our Directors have an in-depth understanding of and familiarity with the Group’s business model, key stakeholders, our principal activities and our strategy, which is key to enabling all Directors to contribute to the Board effectively.

Elie Maalouf was appointed an Executive Director on 1 January 2018. Having been Chief Executive Officer of the Americas since February 2015, Elie already had a thorough understanding of the Group’s business model and strategies and had already participated in a number of Investor Relations events. As such, his induction was tailored to provide a thorough outline of his responsibilities and duties as a Director of a public limited company. This included:

•	The provision of a detailed briefing pack outlining the roles, responsibilities and duties of an Executive Director;

•	Board induction meetings with the Company Secretary, Deputy Company Secretary and external Corporate Legal Adviser focusing on Director’s duties under the Companies Act, key corporate governance and corporate transaction issues, compliance with Listing Rules and relevant regulations;

•	Induction meetings with the Group Financial Controller and Auditor to review key financial considerations and responsibilities of an Executive Director;

•	Meeting with Dr Tracy Long, an independent external Board evaluator, to discuss the Board review process and outcomes from past evaluations; and

•	One-to-one meetings with the Committee Chairs and SID to ensure a thorough understanding of the focus areas of each Committee and the SID.

Ongoing Director training and development

We believe that an ongoing and progressive training programme enables all Board members to fully understand the Group’s business and operations and how it interacts with the ever changing external landscape. The Chair continues to review the training and development needs with each Director on a regular basis and the Board is made aware of training opportunities.

Board and Committee meetings are regularly used to update Directors on developments in the environment in which the business operates and in-depth presentations are provided on key topical areas. The Company Secretary provides regular updates on regulatory, corporate governance and legal matters and individual meetings with senior management are arranged if necessary. Focus trends and areas in 2018 included corporate governance changes, consumer and technology developments and information security and cybersecurity trends and developments. In addition, Directors are encouraged to attend external training events to update their skills and knowledge.

Board meetings continue to be held at IHG hotels around the world to provide first-hand experience of our different brands. We believe that this opportunity to meet our workforce, suppliers and owners across the business broadens the Board’s understanding of the markets in which we operate. In 2018, Board members attended Board and Committee meetings at our Ravinia offices in Atlanta, the InterContinental® London Park Lane and the Crowne Plaza, Kensington in the UK, as well as meetings at the Group’s head offices in Denham, UK. Directors are also encouraged to continue to visit hotels across our brands on an informal basis.

62	IHG | Annual Report and Form 20-F 2018

Board effectiveness evaluation

Board performance evaluation

IHG recognises the benefits of the Board undertaking a rigorous evaluation of its own performance and that of its main Committees and individual Directors on an annual basis, in line with the UK Corporate Governance Code recommendations.

In accordance with the Code, we rotate a three-year Board evaluation cycle with an external Board evaluation taking place every three years. Dr Tracy Long of Boardroom Review Limited, an external facilitator with no connection to IHG, completed our external evaluation in 2016. The intention is to complete the next external evaluation in 2019 and therefore during 2018, the Board completed an internal evaluation.

The evaluation this year was conducted by the Chair and the SID through a confidential, structured interview process. The key topics covered in the evaluation included:

•	Board composition and alignment with the needs of the business;

•	Board work processes including agenda setting, information flow, areas of engagement and use of time;

•	Board engagement with strategy;

•	Board dynamics and effectiveness of meetings, including relations with executives; and

•	The structure and effectiveness of our Principal Committees.

The feedback from Executive Directors about the Board’s performance was incorporated into the assessment process.

Following the analysis of the results, it was concluded that the Board operates effectively, with high levels of engagement and participation as a Board, good interaction with all members of the Executive Committee and an open and transparent relationship with management below the Executive Committee level.

The Board concluded that the topics covered in the agenda items over the year were well balanced, giving the Board an appropriate overview of the key items facing the business, supporting regular and engaged discussion and enabling the Board to monitor the progress against delivery of the Group’s strategic objectives. This is also bolstered by the two-tiered approach to the agenda focussing on operational and strategic objectives both for the short and longer term.

Cybersecurity, talent, diversity, consumer-facing digital trends and maintaining pace with the changing competitive landscape were identified as areas for continued focus.

The Board also concluded that the Principal Committees continued to be well-led, highly engaged and effective.

Directors’ performance evaluation

In addition to the Board evaluation process outlined above, internal performance evaluations of Directors were undertaken during 2018 in order to enhance the accountability and effectiveness of each Director. Feedback was collected for each Director’s peer review by the Chair and SID through an interview format, with a mix of structured interview questions and a more open-ended discussion. Board members were asked to provide comments on their fellow Directors’ preparedness, contribution, strengths and weaknesses, industry and company understanding and opportunity for development.

The summary of the feedback was reviewed by the Chair and the SID before being communicated to each Director.

The assessment of the performance of the Chair was led by the SID. The Chair’s evaluation consisted of interviews with the Non-Executive Directors, discussing:

•	The relationship between the CEO and Chair;

•	Board succession;

•	Board culture and the Chair’s ability to promote and maintain an open, transparent and constructive atmosphere, encouraging co-operation and communication;

•	Managing the Board in accordance with high standards of corporate governance; and

•	The effectiveness of the analysis and action taken from the results of last year’s evaluation.

The CEO evaluation was led by the Chair in a process involving all Directors by means of a structured interview process. Key areas of focus included:

•	IHG’s performance;

•	Effectiveness in developing and implementing strategy, talent and culture;

•	Effectiveness in shaping IHG’s reputation and relationships with key stakeholders;

•	Value stewardship;

•	Leadership of the Executive Committee; and

•	Areas for further development.

The length of tenure of Non-Executive Directors continues to be reviewed as part of the Directors’ performance evaluation process. Both Luke Mayhew and Dale Morrison have served on the Board for more than six years and, as such, were subject to particular review. It was concluded that both Luke and Dale continue to contribute effectively and to demonstrate commitment to the role including devoting the necessary time.

Directors’ additional appointments and time commitments also form part of the internal performance evaluation process. Any potential additional appointments are thoroughly discussed with the Chair before being accepted, with the time commitment required for each role being carefully assessed. During 2018, particular attention was paid to Ian Dyson, Anne Busquet and Jo Harlow’s commitments, as well as Paul Edgecliffe-Johnson’s time commitment to his Non-Executive Director duties at Thomas Cook Group plc. Following a thorough review process, we determined that their additional appointments do not adversely impact their performance, but add value to their perspective and ability to constructively challenge management.

As a result, it was concluded that all Directors continue to perform their duties effectively, dedicating sufficient time to the Company to discharge their responsibilities effectively.

IHG | Annual Report and Form 20-F 2018 | Governance | Corporate Governance	63

Governance

Corporate Governance continued

Audit Committee Report

The Committee continues to play a key role within IHG’s corporate governance framework, supporting the Board in matters relating to internal control, risk management and financial reporting.

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Audit Committee is responsible for ensuring that IHG maintains a strong control environment. It monitors the integrity of IHG’s financial reporting, including significant financial reporting judgements, maintains oversight and reviews our systems of internal control and risk management, monitors and reviews the effectiveness and performance of internal and external audit functions, as well as reviewing the behaviours expected of IHG’s employees through the Code of Conduct and related policies.

The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The Committee’s key responsibilities and focus over the year have been:

•	Reviewing the approach to Risk and Assurance in light of the new organisational structure;

•	Regular reviews of the Group’s information security controls and the information security risk landscape, including reviewing a cybersecurity risk assessment and a detailed roadmap for 2018 and beyond;

•	Reviewing, challenging and ensuring accurate financial and narrative reporting, including reviewing the Annual Report and Form 20-F and assessing the implementation of new accounting standards, including IFRS 15 concerning revenue recognition and IFRS 16 concerning leases;

•	Reviewing and assessing the robustness of the Group’s internal control and risk management systems and in-depth reviews of specific principal risk areas including the approach to outsourcing and the risk and control environment in relation to the implementation of GRS and the Group’s strategic initiatives;

•	Overseeing the relationship with and appraisal of the Group’s external Auditor, including regular analysis of audit and non-audit services;

•	Overseeing the external audit tender process;

•	Monitoring and reviewing the role of Internal Audit; and

•	Overseeing and ensuring the effectiveness of the Group’s regulatory compliance policies, procedures and controls, including assessing the Group’s approach to the EU General Data Protection Regulation (GDPR).

The ToR are available at www.ihgplc.com/investors under Corporate governance in the Committees section.

Membership and attendance at meetings

Details of the Committee’s membership and attendance at meetings are set out on page 55. The CFO, Group Financial Controller, Head of Risk and Assurance and our external Auditor, Ernst & Young LLP (EY), attended all meetings in 2018. Other attendees are invited to meetings as appropriate; and the CEO and all other Directors attended Committee meetings where the principal risks and risk management systems and the approval of financial reporting were considered and discussed. The Committee continues to hold private sessions with the internal and external Auditors without the presence of management to ensure that a culture of transparency is maintained. The Committee Chair continues to have recent and relevant financial experience and all members of the Committee are Independent

Non-Executive Directors. In accordance with the Code, the Board also considers that the Committee as a whole possesses competence relevant to the Company’s sector, having a range of financial and commercial experience in the hospitality industry and the broader commercial environment in which we operate. Further details of the skills and experience of the Board can be found on pages 56 and 57.

Reporting to the Board

Following each Committee meeting, the Committee Chair updates the Board on key issues discussed. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where necessary.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board. During 2018, the Committee was also reviewed as part of the internal Board evaluation process (see page 63). The Committee undertook an assessment against its own ToR and I, as Chair, assessed the effectiveness of the Committee across a number of areas, including membership, skills and experience and the work of the Committee across its key responsibility areas. The Committee concluded that it remains effective. Minor changes were also made to the ToR to reflect the 2018 UK Corporate Governance Code, including that whistleblowing procedures and reports would now be matters reserved for the Board.

Focus areas and activities

Financial and narrative reporting

During the year, the Committee reviewed and recommended approval of the interim and annual Financial Statements (considering the relevant accounting and reporting matters such as impairment reviews, key judgement areas, acquisition accounting, the going concern and viability statements) and the Group’s quarterly trading updates. All members of the Board are asked to attend these meetings. The Committee also reviewed and recommended approval of the restatement of the prior year’s accounts, prepared to reflect financial reporting changes.

The Committee recognises the importance of understanding changes in accounting policies and practice, and continues to receive an annual update from EY on key changes in this area. In 2018, the Committee continued its review of the implementation of IFRS 16 concerning leases and IFRS 15 concerning revenue recognition, particularly in relation to the System Fund revenues and the treatment of loyalty programme accounting.

The Committee continued to seek input and guidance from the external Auditor where appropriate to gain further assurance over the process of preparation of the Financial Statements. In addition, the Committee received regular reports from the Chair of the Disclosure Committee and copies of all minutes of that Committee were duly circulated.

The Committee received early drafts of the Annual Report and Form 20-F 2018 (Annual Report), and when providing comments considered: (i) the process for preparing and verifying the Annual Report, which included review by members of the Executive Committee and input from senior colleagues in Operations, Strategy, Human Resources, Finance, Risk and Assurance and Legal; (ii) a report from the Chair of the Disclosure Committee; and (iii) the checklist prepared by the Annual Report team confirming compliance with the relevant regulatory requirements.

64	IHG | Annual Report and Form 20-F 2018

The Committee also considered management’s analysis of how the content taken as a whole, was ‘fair, balanced and understandable’, and whether it contained the necessary information for shareholders to assess the Group’s position and performance, business model and strategy. In order to reach this conclusion, a dedicated project team worked on the contents of the Annual Report and a detailed verification process to confirm the accuracy of the information contained within the Annual Report was undertaken by the Financial, Planning and Analysis department. The Committee then considered both the structure and content of the Annual Report to ensure that the key messages were effectively and consistently communicated and that meaningful links between the business model, strategy, KPIs, principal risks and remuneration were clearly identified throughout the Annual Report.

Following a review of the contents of the Annual Report alongside the aforementioned criteria, the Committee reported its recommendation to approve the Annual Report to the Board.

Significant matters in the 2018 Financial Statements

The Committee discussed with management and the Auditor the key judgements applied in the Financial Statements, the exceptional items arising in the year and the impact of any accounting developments or legislative changes. The main items discussed are outlined below.

Area of focus	Issue/Role of the Committee	Conclusions/Actions taken
Accounting for the System Fund

Given significant changes to the way IHG accounts for the System Fund due to the adoption of IFRS 15 in 2018, the Committee reviewed the controls, judgements and decisions related to System Fund accounting.

In forming a conclusion on the appropriateness of the System Fund accounting the Committee met with senior finance management to review and evaluate the judgements made in determining that revenue and expenses of the System Fund should be accounted for in the income statement, and derecognising the historic balance sheet surplus, as determined by management’s interpretation of IFRS 15. The Committee concluded this change was appropriate and their decision was supported by the conclusions reached by the AICPA Hospitality Entities Revenue Recognition Task Force (‘the Task Force’) focused on IFRS 15, where management participated alongside other hotel companies and audit firms.

At each Committee meeting the Committee reviewed the status and results of System Fund testing for controls required by the Sarbanes-Oxley Act. The Committee also considered EY’s procedures and conclusions in this area, and concluded that the controls were appropriate and effective.

Accounting for IHG Rewards Club

With the adoption of IFRS 15 the accounting for the IHG Rewards Club programme changed significantly in 2018. Accounting for the programme still requires significant judgement and represents a material deferred revenue balance. Accordingly, the Committee reviewed the controls, judgements and decisions related to accounting for the IHG Rewards Club programme.

In forming a conclusion on the appropriateness of the accounting for the IHG Rewards Club programme, the Committee met with senior finance management to review and evaluate the judgements made to change the accounting for the IHG Rewards Club Points from a liability based on the future cost of redemptions to a deferred revenue balance. The Committee determined the treatment was appropriate and their decision was supported by conclusions reached by the Task Force.

The Committee further reviewed the deferred revenue balance and questioned the valuation approach, the results of the external actuarial review and judgement exercised on the breakage of outstanding IHG Reward Club Points. The Committee also considered EY’s procedures and conclusions in this area, and concluded that the deferred revenue balance is appropriately stated.

Impairment testing	Impairment reviews require significant judgement and the Committee therefore scrutinises the methodologies applied and the inherent sensitivities in determining any potential asset impairment.

The Committee reviewed a management report outlining the approach taken on impairment testing and key assumptions and sensitivities supporting the conclusion on the various asset categories. The Committee examined the assumptions related to non-current assets, assets previously impaired and the assets acquired as part of the Kimpton acquisition. The Committee also considered EY’s procedures and conclusions in this area, and concluded that it agreed with the determinations reached on impairment.

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

The Committee considered the consistency of the treatment and nature of items classified as exceptional over the last five years and discussed the items disclosed as exceptional. The Committee reviewed and challenged the significance, timing and nature of the exceptional items disclosed in note 6, comprising reorganisation costs, acquisition and integration costs, US pension settlement and litigation. The Committee also considered EY’s procedures and conclusions in this area, and concluded that the disclosures and the treatment of the items shown as exceptional were appropriate.

Acquisitions of Regent and UK portfolio

Acquisition accounting involves judgement in establishing the fair values of the assets and liabilities acquired. The Committee reviews the accounting and challenges the appropriateness of the inputs and judgements to these valuations.

The Committee considered the work done to establish the fair value of the assets acquired and future consideration payable. The Committee questioned the assumptions underlying the valuations and considered reports provided by third-party valuation experts. The Committee also considered EY’s procedures and conclusions in this area, and concluded that the fair values recognised were appropriate.

IHG | Annual Report and Form 20-F 2018 | Governance | Corporate Governance	65

Governance

Corporate Governance continued

Audit Committee Report continued

Internal control and risk management

The Board is responsible for determining the nature and extent of the principal risks it is willing to take in achieving its strategic objectives and ensuring that sound risk management and internal control systems are maintained, with an appropriate culture embedded throughout the organisation. The Committee supports the Board by reviewing the effectiveness of the Group’s internal control and risk management systems, the wider risk environment, and overseeing the risk and control activities in operation.

In order to effectively review the internal control and risk management systems, the Committee:

•	Receives regular reports from management, Risk and Assurance and the external Auditor on the effectiveness of the systems for risk management and internal control, including financial, operational and compliance controls.

•	Reviews the process by which risks are identified and assessed and the timeliness and effectiveness of corrective action taken by management, including regular reports and presentations on the Company’s overall risk management system and principal risks, mitigating actions and internal controls.

•	Receives additional reports throughout the year relevant to internal control and risk management, both financial and non-financial, to ensure that current and emerging risks are identified, assessed and appropriately managed (see pages 26 to 30 for further detail on our principal risks and risk management).

As part of the Committee’s review of the internal control and risk management systems, key financial, operational and compliance controls across the business continue to be monitored and tested throughout the year. The Committee assesses the approach to Sarbanes-Oxley Act 2002 (SOX) compliance in accordance with our US obligations and reviews reports on the progress of the SOX programme at each meeting. The Committee considers the Group’s treasury and tax strategy policies annually and, during 2018 approved changes to the Group Treasury Policy and the Group’s published ‘Approach to Tax’.

Our Approach to Tax document is available at www.ihgplc.com/responsible-business

Having reviewed the internal control and risk management systems throughout the year, the Committee concluded that the Group has an effective system of risk management and internal controls, and that there are no material weaknesses in the control environment and no significant failings or weaknesses.

Principal risk areas

The Committee has a schedule for in-depth reviews into specific principal risk areas over the year, in addition to the regular risk management review. During 2018, the Committee considered in particular:

•	The Group’s approach to risk and assurance, in the context of the a dynamic risk environment.

•	Information security, cybersecurity and privacy. A key focus for the Committee during the year was information security and, in particular, cybersecurity. A cybersecurity risk assessment was undertaken, highlighting the specific risks facing the hospitality industry and an assessment of the Group’s current cybersecurity capability. The Committee discussed the findings and recommendations with the Chief Information Security Officer, and agreed metrics to measure progress. The Committee also reviewed and assessed the Group’s approach to privacy regulations, in particular GDPR and China Cybersecurity Laws and recently received a report on the Group’s privacy programme from the Group’s Data Protection Officer.

•	Financial Management and Controls, including fraud risk awareness, and the Group’s approach to tax and treasury management.
•	Risk management and assurance measures, including the governance and control framework in the new organisational structure and across key strategic initiatives, focusing in particular on risks in relation to outsourcing and the implementation of IHG’s Guest Reservation System.

•	Safety and security in hotels including review of significant incidents reported and the Group’s process and approach for managing allegations relating to ethical issues.

Further details of our principal risks, uncertainties and review process can be found on pages 26 to 30.

Relationship with external auditor

A detailed audit plan was received from EY at the beginning of the audit cycle for the 2018 financial year, which gave an overview of their approach to the audit, outlining the significant risk areas and in particular the approach to materiality and scoping of the audit.

The Committee regularly reviewed the significant audit risks and assessed the progress of the audit throughout the year.

Non-audit services

The independence and objectivity of the non-audit services provided by EY to the Group are safeguarded by IHG’s Audit and Non-Audit Services Pre-Approval Policy. The policy is reviewed by the Audit Committee annually, and minor changes were approved in 2018.

The policy requires that pre-approval is obtained from the Audit Committee for all services provided by the external Auditor before any work can commence, in line with US SEC requirements without any de minimis. The Committee reviewed the audit and non-audit fees incurred with EY on a quarterly basis during 2018, noting that there had been no prohibited services (as defined by the Sarbanes-Oxley Act of 2002) provided to the Group in each period. The Committee is prohibited from delegating non-audit services approval to management and compliance with the policy is actively managed.

IHG is committed to maintaining non-audit fees at a low level and the Committee is sensitive to investor advisory bodies’ guidelines on non-audit fees. During 2018, 21% of services provided to the Group were non-audit services (2017: 23%), primarily related to SOC1 reports and agreed upon procedures. Details of the fees paid to EY for non-audit work during 2018, and for statutory audit work during 2018 can be found on page 123. The Committee is satisfied that the Company was compliant during the year with the FRC’s Ethical and Auditing Standards in respect of the scope and maximum permitted level of fees incurred for non-audit services provided by EY. Where non-audit work is performed by EY, both the Company and EY ensure adherence to robust processes to prevent the objectivity and independence of the external auditor being compromised.

Audit Quality Review

During 2018, an Audit Quality Review Team from the FRC undertook an inspection of EY’s audit of the Group’s 2017 Financial Statements. As part of that process, the Committee Chair shared his and the Board’s view of the quality of the EY audit. The Committee considered the final inspection report, which did not raise any significant findings, and discussed the results and agreed actions with the lead audit partner. The Committee agreed with the overall assessment which was consistent with its own view of the quality and effectiveness of the external audit.

Risk and Assurance – Internal Audit

The Committee discusses the Internal Audit annual plan in December each year, which aims to provide objective and insightful assurance over the control environment. The 2019 plan presented to the Committee included the Group’s principal risks and key controls and included reviews over the following areas: (i) risks relating to the Group’s strategic initiatives, culture, processes and controls; (ii) assurance reviews and assessments of risk areas, including information security; and (iii) ongoing assurance across areas

66	IHG | Annual Report and Form 20-F 2018

such as the hotel control environment and approach to regulatory compliance. Following consideration, the Committee confirmed its agreement to the 2019 Internal Audit plan, including the key control themes identified. Progress against the Internal Audit plan is reported to the Committee on a quarterly basis and is actively monitored by the Committee. This includes reviewing the results of completed audits and the findings raised through these audits, as well as management action plans to address any issues raised.

A functional effectiveness review of Internal Audit is undertaken each year and reported to the Committee. Internal Audit has again undertaken an internal assessment, noting that the actions raised by the external review two years ago were mostly implemented. Senior stakeholder feedback was gathered and the functional activities of Internal Audit were reviewed according to five categories: Purpose and Remit; Position and Organisation; Process and Technology; People and Knowledge; and Performance and Communication. As a result of the internal review, it was concluded that Internal Audit continues to be effective in providing independent assurance activities.

Governance and compliance

The Committee is responsible for reviewing the Group’s Code of Conduct (which is reviewed and approved annually) and related policies. In 2018, the Group’s policies and processes in relation to gifts and entertainment and handling data were reviewed and the Committee approved revised policies.

Whistleblowing

The Committee regularly reviewed the Group’s whistleblowing arrangements and its reporting and investigation process to ensure that arrangements were in place for proportionate and independent investigation of such matters. The Committee also reviewed the number and potential impact of both substantiated and unsubstantiated cases and ensured that appropriate follow-up action was taken. Any significant claims would be brought to the immediate attention of the Committee and in 2018 no such claims were raised.

In preparation for the Company becoming subject to the 2018 UK Corporate Governance Code next year, the review of the whistleblowing arrangements has been removed from the Audit Committee Terms of Reference and has become a matter reserved for the Board. The Board will routinely review the means for the workforce to raise concerns in confidence and the reports arising from its operation. It will also ensure that arrangements are in place for the proportionate and independent investigation of such matters and for follow-up action.

Looking forward

During 2019, the Committee will focus on information security controls, including cybersecurity, the audit tender process and IHG’s control and risk management systems.

Ian Dyson

Chair of the Audit Committee

18 February 2019

External auditor – Appointment of Ernst & Young LLP (EY) and audit tender

The Committee assessed EY’s performance during the year, including its independence, effectiveness and objectivity, and considered the appointment of its external Auditor, including the requirements for putting the audit out to tender as set out in EU and Competition and Markets Authority legislation. After due consideration, the Committee recommended the re-appointment of EY as the Auditor of the Group. EY has been our Auditor since IHG’s listing in April 2003 and of the Group’s predecessor businesses dating back to 1988.

As part of its annual review, the Committee determines the independence of the external auditor, considering, among other things, its challenge to management and level of professional scepticism, the amount of time passed since a rotation of audit partner and the level of non-audit work that it undertakes, details of which can be found on page 66.

To ensure the external Auditor’s independence is safeguarded, lead audit partners are required to rotate every five years. Sarah Kokot, who was appointed lead audit partner in 2016, has continued her role during 2018. There was a new UK audit manager during the year.

Another part of the Committee’s annual review, completed by the Committee, is to consider the effectiveness of the relationship between EY and management. This included the completion of feedback questionnaires by the Committee members and 54 senior IHG employees. Feedback was requested on a number of topics including independence, assignment management and communication. The Committee also received reports from EY on its independence.

No significant issues were raised in the annual review of the auditor performance and effectiveness and, as a result, the Committee concluded that EY continues to provide an effective audit and maintain independence and objectivity. The Committee is satisfied with the external audit process as a whole and therefore recommended the reappointment of EY to the Board.

Pursuant to regulations mandating a tender for the 2021 financial year, the Group plans to run the audit contract tender in 2019. A sub-committee has been established to manage and govern the audit tender process and is accountable to the Audit Committee, who will maintain overall ownership of the tender process and ensure that it is run in a fair and balanced manner. The sub-committee is supported by a project team, led by the Group Financial Controller.

During 2018, tender participants have been selected, and the design of the selection criteria has been established. In addition, a pre-approval process for non-audit services provided by the participant firms has been agreed and the identification process of current non-audit services has been completed.

Lead partners from the participating firms have been selected and the publicly available audit quality inspection reports, in both the UK and the US, have been reviewed and the implications for the audt tender considered. The ‘Statutory audit services market study’, published by the Competition & Markets Authority, and the report issued by Sir John Kingman, have both been reviewed with adjustments made to the tender plan where appropriate.

The audit tender will launch in the second quarter of 2019. To ensure each firm has the right level of information, a data room will be established and work is already underway to determine which items are being included in the data room. Each firm will participate in a series of management meetings, with the objective that they will build their best proposition.

The tender process for strictly prohibited services will be run after the external audit tender, to allow sufficient time to select new providers and transition services to another firm. The sub-committee will oversee the plan to manage the transition of these services.

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

IHG | Annual Report and Form 20-F 2018 | Governance | Corporate Governance	67

Governance

Corporate Governance continued

Corporate Responsibility Committee Report

We understand how vital corporate responsibility is in delivering our purpose of providing True Hospitality for everyone and≈supporting our shared commitment to long-term value creation.

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Committee reviews and advises the Board on the Group’s corporate responsibility objectives and strategy, including its impact on the environment, social, community and human rights issues, its approach to sustainable development, and stakeholder engagement in relation to the Group’s approach to responsible business.

The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available at www.ihgplc.com/investors under Corporate governance in the Committees section.

The Committee’s key responsibilities and focus areas over the year have been:

•	Reviewing the Group’s approach to corporate responsibility, given changes in organisational structure;

•	Monitoring the delivery of the new Responsible Business targets for 2018-2020, with a focus on the Group’s environmental, community and diversity targets;

•	Reviewing the Group’s approach to responsible procurement targets and responsible business in the supply chain;

•	Reviewing the approach to human rights issues, including the Group’s Modern Slavery Statement; and

•	Overseeing responsible business stakeholder engagement.

Membership and attendance at meetings

The Committee’s membership and attendance at meetings are set out on page 55. The Head of Corporate Responsibility attended all meetings and the Chair of the Board also attended two out of the three meetings held during the year.

Reporting to the Board

The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members, who are invited to request further information where necessary.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board. During 2018, the Committee was also reviewed as part of the internal Board evaluation process. Further details can be found on page 63. The Committee also undertook an assessment against its own ToR and across a number of areas, including the skills and experience of the Committee and the work of the Committee across its key responsibilities, highlighting additional agenda items and focus areas for 2019. The Committee concluded that it remains effective.

Focus areas and activities

Approach to corporate responsibility

The Committee discussed the Group’s approach to corporate responsibility, given organisational changes and the Group’s strategic initiatives, endorsing the internal engagement plans and approach to accountability for delivery of the key targets across the Executive Committee. The Committee also supported the initiation of a broader strategic review, the results of which would be considered in 2019.

Responsible Business targets for 2018-2020

During 2018 the Committee reviewed and discussed the learnings from the last five years’ activities and the approach to delivering the environmental targets, in particular. The Responsible Business targets for 2018-2020 were reviewed and the Committee received regular progress updates across the focus areas: environmental sustainability, community impact, our people, and responsible procurement. The Committee discussed the Group’s diversity and inclusion initiatives with the Chief Human Resources Officer, and the Chief Procurement Officer provided insight into the Group’s approach to responsible procurement and the longer-term supply chain strategy.

Community and human rights issues

The Committee reviewed the Group’s approach to community giving and endorsed the True Hospitality for Good programme which seeks to deliver True Hospitality to local communities around IHG’s hotels and corporate offices, by supporting colleague fundraising and helping lives for the better through building skills and education in hospitality. The Group continues to support communities when disasters strike and in 2018 provided support to communities and colleagues impacted by natural disasters in six countries. The Board (along with 80,000 colleagues) participated in Giving for Good month by packing care kits for victims of human trafficking in the Atlanta area. The Committee also supported the Group’s human rights impact assessment, the results of which will be reviewed in 2019, and endorsed the commitment to the ITP Forced Labour Principles. The Group’s Modern Slavery Statement was reviewed and recommended for approval to the Board.

Further information on our responsible business programmes and our approach to human rights can be found on pages 22 to 25.

Stakeholder engagement

The Committee assessed the Group’s stakeholder engagement activity, focusing this year on the approach to charity partnerships and engagement with local community organisations, and also supported the recommendation to transition the on-going support of the IHG Foundation (see page 24), in favour of the True Hospitality for Good programme.

Information on our responsible business commitments can be found at www.ihgplc.com/responsible-business

Recognising the importance of corporate responsibility, we were pleased to be listed again on the S&P Dow Jones Sustainability Indices, having been listed as the industry leader in RobecoSAM’s Hotels, Resorts & Cruise Lines industry group for the second year in a row.

Looking forward

We continue to recognise the importance of environmental, social and governance considerations to all our stakeholders and we are committed to delivering against our Responsible Business targets through our programmes and initiatives.

Jill McDonald

Chair of the Corporate Responsibility Committee

18 February 2019

68	IHG | Annual Report and Form 20-F 2018

Nomination Committee Report

We focus on the Board’s structure, size and composition; overseeing appointments and ensuring diversity of experience, knowledge and background in our Board and senior management.

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Committee reviews the composition of the Board and its Principal Committees, evaluating the balance of skills, experience, independence, knowledge and diversity requirements before making appropriate recommendations to the Board as to any changes. It also ensures plans are in place for orderly succession for both Directors and other Senior Executives and is responsible for reviewing the Group’s senior leadership needs.

The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available at www.ihgplc.com/investors under Corporate governance in the Committees section.

The Committee’s key responsibilities and focus areas during the year have been:

•	Board and Committee composition;

•	Leadership development and succession planning including evaluating gender balance; and

•	Changes to the UK Corporate Governance Code.

Membership and attendance at meetings

The Committee’s membership and attendance at meetings are available on page 55. All members of the Committee are Non-Executive Directors. When the Committee considers matters relating to my position, Dale Morrison, the Senior Independent Non-Executive Director, acts as Committee Chair.

Reporting to the Board

The Committee makes recommendations to the Board for all Board appointments. Minutes are circulated to Board members and I report back to the Board on the activities of the Committee following each meeting.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by myself, as Chair of the Committee and the Board. During 2018, the Committee was also reviewed as part of the internal Board evaluation process and as Chair, together with the Company Secretary, I undertook an assessment of the work of the Committee. The Committee continues to conclude it remains effective (further details of this process can be found on page 63).

Focus areas and activities

Board and Committee composition

The Committee continued to review the current and future composition of the Board and Committees, particularly in light of the Group’s focus on accelerated growth. Having reviewed the skills, experience and knowledge currently on the Board, considering progressive refreshing of the Board, the Committee was satisfied that an appropriate balance is maintained and therefore no new Director appointments were recommended to the Board during the year.

Elie Maalouf was appointed to the Board on 1 January 2018 and details of his induction process can be found on page 62.

Leadership development and executive succession planning

During the year, the Committee continued to review the development plans for the Executive Committee and senior management positions in order to ensure the development of a diverse pipeline for succession.

An assessment of our senior leaders was completed in 2018 and presented to the Committee for discussion and consideration as part of a regular review of succession planning.

UK Corporate Governance Code changes and workforce engagement

The Committee reviewed the 2018 UK Corporate Governance Code (the 2018 Code), considering the implications of changes introduced. The Committee discussed proposals for workforce engagement and concluded that a Non-Executive Director, with support from the Company Secretary and the Chief Human Resources Officer, should assess the most appropriate long-term approach for Board engagement, for consideration by the Committee and the Board in 2019. This would include attending relevant employee meetings in the UK and the US, reviewing engagement surveys and other appropriate workforce related reports and considering existing methods of employee engagement channels.

Diversity

With a presence in more than 100 countries globally, we recognise that diversity and inclusion is essential, from the Board and throughout all levels of our business. All appointments are based on merit, experience and performance and the Board actively seeks diversity of skills, gender, social and ethnic backgrounds, cognitive and personal strengths. We regularly review how we look at diversity to ensure we represent the communities in which we operate and the guests who stay in our hotels.

Our Global Diversity and Inclusion Policy (D&I Policy) applies to all people employed by IHG and we encourage our franchised operations and those managed hotels where we do not directly employ people to follow the same principles. The objective of our D&I Policy is to celebrate difference, recognising that this underpins external, as well as internal, relationships.

Following the establishment of the Diversity and Inclusion Board (D&I Board) last year, we continue to implement our D&I framework through the D&I Board and locally driven initiatives. The Committee reviewed and discussed our commitments, the progress made and the work of the D&I Board.

We continue to deliver against our D&I Policy and are committed to our 2018-2020 Responsible Business Diversity target, as noted on page 23. As of 31 December 2018, 36% of the Board were female and two of our Principal Committees are chaired by women. In addition, 41% of senior operational leaders are now women, indicating our continued commitment to diversity at all levels of our business.

Looking forward

The Committee remains satisfied that we have appropriate plans in place for orderly succession of appointments to the Board and to senior management, so that an appropriate balance of skills, experience, knowledge and diversity is maintained and that we are making progress against our D&I commitments.

Patrick Cescau

Chair of the Nomination Committee

18 February 2019

IHG | Annual Report and Form 20-F 2018 | Governance | Corporate Governance	69

Governance

Corporate Governance continued

Statement of compliance with the UK Corporate Governance Code

Our statement of compliance summarises how the Group has implemented the principles and provisions of the 2016 UK Corporate Governance Code (available at www.frc.org.uk/directors under UK Corporate Governance Code) as published in April 2016 (the Code). As discussed on page 54, work is underway to ensure compliance with the 2018 UK Corporate Governance Code (the 2018 Code) and we will include our statement of compliance against the 2018 Code in our 2019 Annual Report and Form 20-F.

This should be read in conjunction with the Corporate Governance statement on pages 55 to 69 and the Directors’ Remuneration Report, on pages 72 to 85, as a whole.

The Board considers that the Group has complied in all material respects with the Code for the year ended 31 December 2018.

A. Leadership

A.1	The role of the Board

The Board continues to lead IHG’s strategic direction, long-term objectives and success of the Group. Further responsibilities of the Board are set out on page 55.

The Board met eight times this year and all Directors continue to act in what they consider to be in the best interests of the Company, consistent with their statutory duties. Further details of 2018 Board meetings are set out on pages 60 and 61, attendance information on page 55, skills and experience and biographical information on pages 56 and 57.

All Directors are covered by the Group’s directors’ and officers’ liability insurance policy (see page 178).

A.2	Divisions of responsibility

The separate roles of the Chair and Chief Executive Officer are clearly established, set out in writing and are agreed by the Board.

Chief Executive Officer

Keith Barr leads the development of the Group’s strategic direction and implementation of the agreed strategy. As well as building and leading an effective Executive Committee, he oversees IHG’s business operations and manages its risks. See page 56 for more details.

A.3	The Chair

As well as building and maintaining an effective Board, Patrick Cescau leads the operation and governance of the Board and its Committees. The Chair has been in post for six years and was independent on appointment. See page 56 for more details.

A.4	Non-Executive Directors

Senior Independent Non-Executive Director

Dale Morrison was appointed as Senior Independent Non-Executive Director on 31 May 2014. He is available to liaise with shareholders who have concerns that they feel have not been addressed through the normal channels of the Chair, Chief Executive Officer and other Executive Directors. He also leads the annual performance review of the Chair with the other Non-Executive Directors (see page 63), and as necessary, provides advice and judgement to the Chair, and serves as an intermediary for other Directors when necessary.

After each Board meeting, Non-Executive Directors and the Chair meet without Executive Directors being present (see page 60). During the year, if any Director has unresolved concerns about the running of IHG or a proposed action, these would be recorded in the minutes of the meeting.

Further information on each of these roles can be found on our website at www.ihgplc.com/investors under Corporate governance.

B. Effectiveness

B.1	The composition of the Board

The size and composition of the Board and its Committees is kept under review by the Nomination Committee to ensure the appropriate balance of skills, experience, independence and knowledge. Details of the skills and experience on the Board can be found on page 56 and 57.

Potential conflicts of interest are reviewed annually and powers of authorisation are exercised in accordance with the 2006 Act and the Company’s Articles of Association. At least half of the Board, excluding the Chair, are Independent Non-Executive Directors (see page 55). Further details of the composition of the Board and Committees are available on pages 55 to 57.

B.2	Appointments

The Nomination Committee leads the appointment of new Directors to the Board and senior executives in accordance with its Terms of Reference (available on our website at www.ihgplc.com/investors under Corporate governance in the Committees section or from the Company Secretary’s office on request) and supports the Board in succession planning. Further details of the role of the Nomination Committee and what it did in 2018 are in the Nomination Committee Report on page 69. The overall process of appointment and removal of Directors is overseen by the Board as a whole. Two Non-Executive Directors have served for seven years and were subject to a rigorous review during the year. All other Non-Executive Directors have served for less than six years – see pages 56 and 57.

B.3	Commitment

Non-Executive Director terms of appointment outline IHG’s time commitment expectations required to fulfil their role. Executive Directors are not permitted to take on more than one external non-executive directorship or chair position in addition to their role. The commitments of each Director are included in the Directors’ biographical details on pages 56 and 57. Details of Directors’ service contracts and appointment terms are set out on pages 81, 84 and 187.

The Chair annually reviews the time each Non-Executive Director dedicates to IHG as part of the internal performance evaluation of each Director (see page 63) and is satisfied that their other duties and time commitments do not conflict with those as Directors.

B.4	Development

The Chair and Company Secretary ensure that new Directors are fully inducted and that all Directors continually update their skills and have the requisite knowledge and familiarity with the Group to fulfil their role (see page 62).

B.5	Information and support

The Chair and Company Secretary ensure that the Board and its Committees receive timely and appropriate information, and a flow of information between the Executive Committee and Non-Executive Directors. The Board and Committees also have access to the Company Secretary, independent advice and necessary resources, at the Company’s expense. They receive administrative and logistical support of a full-time executive assistant. See page 60 for more details.

70	IHG | Annual Report and Form 20-F 2018

B.6	Evaluation

The Board undertakes either an internal or external annual Board effectiveness evaluation. In 2016-17 this was carried out externally and in 2018, it was carried out internally. More information on the evaluation is on page 63.

B.7	Re-election

All of the Directors retire and seek election or re-election at each AGM. Performance evaluations of all Directors, including the Chair, are carried out on an annual basis. Directors’ biographies are set out on pages 56 and 57 and details of their performance evaluations are on page 63.

C. Accountability

C.1	Financial and business reporting

The Statement of Directors’ Responsibilities (including the Board’s statement confirming that it considers that the Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy) is set out on page 88.

The status of IHG as a going concern is set out in the Directors’ Report on page 181. An explanation of the Group’s performance, business model, strategy and the risks and uncertainties relating to IHG’s prospects, including the viability of the Group, is set out in the Strategic Report on pages 2 to 51.

The statement from our Auditor, Ernst & Young LLP, about its reporting responsibilities is set out on pages 89 to 94.

C.2	Risk management and internal control

The Board determines the nature and extent of the risk the organisation is willing to take in achieving its strategic objectives. A robust assessment of the principal risks facing the Group was carried out, including those risks that would threaten the Group’s business model, financial performance, solvency or liquidity (see pages 26 to 30 for further details of the principal risks). The Board and Audit Committee monitor the Group’s risk management and internal controls systems and conduct an annual review of their effectiveness. Throughout the year, the Board has directly, and through delegated authority to the Executive Committee and the Audit Committee, overseen and reviewed all material controls, including financial, operational and compliance controls. See pages 55, 60, and 64 to 67.

The Board confirms that, in respect of the Group’s risk management and internal control systems: (i) there is an ongoing process for identifying, evaluating and managing the principal risks faced by the Group; (ii) the systems have been in place for 2018 and up to 18 February 2019; (iii) they are regularly reviewed by the Board and Audit Committee; and (iv) the systems accord with FRC guidance on risk management, internal control and related financial and business reporting. Further details are set out in the Strategic Report on pages 2 to 51 and also in the Audit Committee Report on pages 64 to 67.

Details of the Directors’ assessment of the prospects of the Group are set out on page 30.

C.3	Audit Committee and Auditor

The Audit Committee is comprised entirely of Independent Non-Executive Directors (see page 55 for membership details). Ian Dyson, the Chair of the Committee has recent and relevant financial experience and the Committee as a whole has competence relevant to the sector in which we operate. Details of the Committee’s role, responsibilities and activities are set out on pages 64 to 67.

The Committee reviewed the effectiveness and independence of Ernst & Young LLP during 2018 and reconfirmed that it would complete the audit contract tender and transition any strictly prohibited services by 2020. A sub-committee of the Audit Committee to oversee the audit tender process has been established and further details on the progress made can be found on page 67.

D. Remuneration

D.1	The level and components of remuneration

The Remuneration Committee’s activities during 2018 are set out on page 72 and its membership details are on page 55.

The Directors’ Remuneration Report is set out on pages 72 to 85. The Annual Report on remuneration for 2018 (pages 78 to 85) is subject to the annual advisory vote at the AGM in 2019.

Information on Paul Edgecliffe-Johnson’s appointment as a Non-Executive Director of Thomas Cook Group plc is set out on page 81.

D.2	Procedure

The Remuneration Committee is responsible for developing policy on executive remuneration and fixing remuneration packages of Directors. Further details are set out on pages 72 to 85.

During 2018, no individual Director was present when his or her own remuneration was discussed.

E. Relations with shareholders

E.1	Dialogue with shareholders

The Board engage actively with both institutional and retail shareholders to promote mutual understanding of objectives and ensure that their views are communicated to the Board as a whole. The Board also strives to understand the views of other key stakeholders and these are considered in board discussions and decision-making. See pages 61 and 62 for details of meetings with major institutional investors and other key stakeholders.

E.2	Constructive use of the AGM

The AGM is a key opportunity for the Board to engage with Shareholders. The Notice of Meeting will be sent to shareholders and will be available at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section. The Board will be available to answer questions during the AGM and after the formal business has concluded. See page 62 for more details.

IHG | Annual Report and Form 20-F 2018 | Governance | Corporate Governance	71

Governance

Directors’ Remuneration Report

Remuneration Committee Chair’s statement

We will review our Directors’ Remuneration Policy in 2019 in light of our renewed focus and the increased pace with which we are executing our strategy to deliver high-quality, sustainable growth and superior returns for shareholders.

72	Directors’ Remuneration Report	74	Remuneration at IHG – the wider context
72	Remuneration Committee Chair’s statement	78	Annual Report on Directors’ Remuneration
73	At a glance		(subject to an advisory vote at the 2019 AGM)

2018 results

2018 saw a year of positive performance for IHG, in which our new regional operating structure was embedded and our programme of savings and reinvestment began to deliver results. Above target performance was delivered in respect of EBIT and net system size growth and excellent progress was made on our strategic objective to deliver annual cost savings of $125m by 2020. As a result, awards for the Executive Directors under the 2018 Annual Performance Plan (APP) were 84.1% of their respective maximum potential payouts.

The 2016/18 Long Term Incentive Plan (LTIP), granted in 2016, vested at a level of 45.4% of the maximum potential award as a result of achievements in relative Total Shareholder Return and rooms growth. However, the three-year RevPAR performance fell short of threshold. As noted in last year’s report, the 2018/20 LTIP cash flow target is disclosed in this report on page 83.

Changes to the Board and Executive Director responsibilities

Elie Maalouf was appointed to the Board on 1 January 2018. The remuneration arrangements for Elie were determined in accordance with our approved Directors’ Remuneration Policy (DR Policy).

Looking forward, as we continue to embed structural changes in the business, the roles of two of our Executive Directors are being expanded to generate greater impact. In addition to his duties as Chief Financial Officer, Paul Edgecliffe-Johnson will take ownership of Strategy, including our ongoing programme of savings and reinvestment. Elie Maalouf will take accountability for Global Customer Development, providing oversight of the Global Sales organisation, as well as our owner management and services strategy, in addition to his position in our largest region as Chief Executive Officer, Americas. The additional compensation for these expanded roles is explained on page 83.

Other areas of focus for the Remuneration Committee

Matters discussed by the Remuneration Committee in 2018 included ongoing reviews of existing incentive schemes and measures; an overview of the Company’s international mobility policy; and the introduction of an employee share plan, which will extend the alignment of employee and shareholder experience throughout IHG’s corporate employee population.

Given the continued importance of growth and the reinvestment of achieved savings targets, the strategic measures which make up 30% of the short-term growth incentive plan target for Executive Directors will remain as in 2018. The annual System size growth measure in the APP focuses on key short-term growth targets and supplements the longer-term aims encompassed in the separate rooms growth target under the LTIP. LTIP measures and weightings for the 2019/21 cycle remain as per the 2018/20 cycle and details, including the prospective disclosure of the cash flow target for the 2019/21 cycle, are shown on page 83.

The Committee also commenced a detailed review of the DR Policy during 2018 in light of our renewed focus and the increased pace with which we are executing our strategy to deliver high-quality, sustainable growth and superior returns for shareholders. We must ensure that remuneration drives the right behaviours and actions; is structured to sufficiently reward the achievement of our most important and stretching strategic goals; and incentivises senior executives to stay with IHG and successfully drive our growth ambition. As a UK listed company, we must also consider Government and stakeholder engagement and a newly revised Corporate Governance Code (the new Code). As guidance and practice continue to evolve in this area, we will take all factors together as we continue our review into 2019 and put our DR Policy to shareholders in 2020.

In terms of the remuneration aspects of the 2018 Code, we explain on pages 74 to 77 how some of the new responsibilities have already been undertaken by the Committee as part of our existing approach to remuneration governance and good practice; and how we will extend our remit to embrace other important areas of change, such as the review of wider workforce remuneration policies and practices, and take these into account in setting executive remuneration.

In respect of compliance with specific provisions of the 2018 Code, we have not historically included a mandatory holding period following the three-year performance period and vesting of LTIP shares. This is in line with the practice of our main competitors in the US, where both performance and longer-term vesting conditions are also less common. However, we note that the new Code and related guidance from UK stakeholders set out an expectation of a five-year period between the grant and release of LTIP shares. As such, under the terms of the existing DR Policy, the Committee has determined that a two-year post-vest holding period will apply for Executive Directors in respect of the 2019/21 LTIP cycle. Future policy in this area will be addressed as part of our 2019 review.

Further details of our current position in relation to key aspects of the 2018 Code, including shareholding guidelines and requirements during and after employment and IHG’s UK pension benefit structure, are shown in the ‘Wider context’ section on pages 74 to 77. As mentioned last year, now that the statutory calculation is known, this section also includes the CEO Pay Ratio data for IHG in the United Kingdom.

About this report

We strive to make this report as easy to read as possible, given regulation. This year, we have again included a summary of performance and remuneration outcomes in the ‘At a glance’ section on page 73 and an updated ‘Wider context’ section on pages 74 to 77 to give further insight on aspects of wider remuneration policy and practice at IHG in light of recent guidance.

The full DR Policy is available at www.ihgplc.com/investors under Corporate governance and was approved at the Annual General Meeting (AGM) on 5 May 2017. The section of this report which is subject to a formal advisory shareholder vote at the May 2019 AGM is the Annual Report on Directors’ Remuneration starting on page 78.

Jo Harlow

Chair of the Remuneration Committee

18 February 2019

72	IHG | Annual Report and Form 20-F 2018

At a glance

How to use this report

Within the Directors’ Remuneration Report we have used colour coding to denote different elements of remuneration. The colours used and the corresponding remuneration elements are:

Salary

Benefits

Pension benefit

Annual Performance Plan (APP)

    50% cash and 50% deferred shares

Long Term Incentive Plan (LTIP)

Shareholding

AUDITED
Audited information
Content contained within a tinted panel highlighted with an ‘Audited’ tab indicates that all the information within the panel is audited.

How we performed in 2018

The 2018 outcomes reflect the progress made as a result of our focus on high-quality growth and superior value-creation through our brands, our people and our systems. We achieved our target for EBIT, delivered strong net system size growth and exceeded our maximum target for savings to reinvest in the business for future growth. In respect of our long-term goals for 2016-18, we again delivered great shareholder returns and met our three-year threshold target for rooms but fell short of our three-year threshold target RevPAR growth.

Executive Director remuneration

2018 remuneration

The table below shows the 2018 potential remuneration opportunity and actual achievement compared to 2017 actual achievement. For Keith Barr, the 2017 actual achievement relates to the period 1 July to 31 December 2017 and no comparative data is shown for Elie Maalouf as this was prior to his appointment to the Board. The relevant figures for each of the elements that make up the single total figure of remuneration, as shown below for the Executive Directors, can be found in the table on page 78.

Keith Barra,

Chief Executive Officer

Value (£000)

Paul Edgecliffe-Johnson,

Chief Financial Officer

Value (£000)

Elie Maalouf,

Chief Executive Officer, Americas

Value (£000)

Key for potential

Maximum = Fixed pay and maximum award under APP and LTIP
Target = Fixed pay and on-target award for APP (115%) and 50% of maximum LTIP vesting
Minimum = Fixed pay

[a]	The 2018 and 2017 amounts for Keith Barr exclude the localisation payments detailed on page 78

IHG | Annual Report and Form 20-F 2018 | Governance | Directors’ Remuneration Report	73

Governance

Directors’ Remuneration Report

Remuneration at IHG – the wider context

Remuneration Committee remit

The Committee has reviewed wider workforce remuneration and related policies on an ad-hoc basis. For example, given our global scale and growth agenda, the Committee reviewed IHG’s updated International Mobility policy during 2018. This is an important aspect of remuneration for our globally mobile population as we develop the skills and experience of our employees working in specialist functions around the world. During 2019, the Committee will commence a formal rolling programme of reviewing all aspects of remuneration and related policies for the wider workforce in terms of alignment with executive remuneration and IHG’s culture, values and strategy.

Remuneration Committee

The Committee has historically taken a wider view of the remuneration matters that it considers necessary to carry out its role in relation to executive pay than has been required under the 2018 Corporate Governance Code (the new Code). The new Code, issued in the summer of 2018, puts more formal obligations on the Board and its Committees in respect of remuneration and wider employee relations and employment practices. The accountability for some of these responsibilities, such as the review of workforce remuneration and related policies and the setting of remuneration for the Executive Committee, will be with the Remuneration Committee. Indeed, the Committee already has the latter responsibility at IHG. We show in this section some of the relevant remuneration governance topics already addressed by the Committee, as well as selected topics that will be addressed as we review the DR Policy this year.

Compliance with Corporate Governance Code

The existing approved DR Policy is already in line with a great majority of the new Code in relation to remuneration. Our policy on long-term incentives does not currently impose a compulsory holding period for shares which vest after the three-year performance period. As explained on page 75, the Committee has determined that a two-year holding period will apply for Executive Directors in respect of the 2019/21 plan cycle.

On pensions, our current Directors’ Remuneration Policy, supported by shareholders in 2017, provides for Executive Director pension contributions of up to 30%. The current CEO has received a company pension contribution of 25% since appointment in 2017. The CFO has volunteered to receive a pension contribution reduced from 30% to 25% of salary, effective April 2019. Following the recent guidance given in the new Code and subsequent input from other external stakeholders, the Committee will review Executive Director pension provision as part of the wider review of the Directors’ Remuneration Policy taking place in 2019.

Pension Provision

Our global retirement benefit policy is to provide access to an appropriate defined contribution retirement savings plan where such a vehicle is typically offered, and with benefit levels in line with the local market.

The UK pension plan applies for UK-based Executive Directors and the current contribution rates for new employees are shown opposite. Where employees would otherwise exceed relevant tax limits on pension contribution or accrual, a cash equivalent may be offered in lieu of pension at an equivalent value to the maximum Company matching contribution.

We operate a tiered pension contribution structure and maximum contributions increase with employee grade, consistent with market practice and reflecting the structure under the previous defined benefit pension. In addition, a tiered contribution structure balances the ‘income replacement ratio’ for all levels of employee, taking into account State pension provision (see example illustration opposite) and the increased levels of non-pensionable variable pay for more senior employees. For example, the pension benefit for Keith Barr in 2018 represented 6.4% of his overall earnings for the year.

Further to recent guidance in relation to the new Code and subsequent input from other external stakeholders including institutional investors, the Committee will review pension provisions for Executive Directors as part of the wider review of the Directors’ Remuneration Policy taking place in 2019.

Employee grade	Employee contribution (%)	Matching contribution multiple	Maximum matching contribution (up to %)
Corporate band 1	3–7.5	4	30 (25 for new CEO and 25 for CFO from April 2019)
Corporate bands 2 and 3	3–5	4	20
Corporate band 4	3–5	2.5	12.5
Corporate band 5	3–5	2	10
Corporate bands 6–8 and hotel employees	3–5	1.5	7.5

Figures based on a Pensions Commission study carried out in 2014. This shows that, although the recommended salary replacement ratio in retirement is lower for high earners (50% of pre-retirement salary vs 80% in the example), the relative percentage of retirement income which is required from a Company pension is significantly higher.

74	IHG | Annual Report and Form 20-F 2018

Long term incentives – vesting and holding period

The new Code includes a provision that shares earned under long term incentive plans, such as our LTIP, should be subject to a total vesting and holding period of five years or more. Under our existing DR Policy, LTIP shares are granted subject to performance conditions measured over a period of at least three years, and the Committee has the ability to impose a further holding period in respect of those shares. The Committee has determined that, following the three-year performance period for the 2019/21 LTIP, Executive Directors will be subject to a further two-year holding period in respect of all vested shares from that cycle. This is in addition to a number of other existing aspects of our DR Policy which match or exceed the expectations under the new Code and related guidance in respect of shareholdings and incentive arrangements:

Shareholding requirements

Executive Directors are expected to hold all shares earned, net of any sales required to meet personal tax liabilities, until the guideline shareholding of 300% of salary for the CEO and 200% of salary for other Executive Directors is met. This shareholding can include unvested shares that are not subject to any further performance conditions;

Discretion

The Committee has the discretion under both the short and long-term incentive arrangements to override formulaic outcomes. The use of discretion enables the Committee to ensure that outcomes are consistent with business performance and the interests of shareholders. It also enables the Committee to treat Executive Directors who leave IHG in a fair and equitable manner. It was not considered necessary for the Committee to apply discretion in respect of remuneration outcomes in 2018;

Malus and clawback

Provisions are in place to withhold or recover sums or share awards under specific circumstances in which it would be appropriate to do so, including misconduct likely to result in significant reputational damage to the Company, a material adverse effect on the Company’s financial position or the business opportunities and prospects, or a material misstatement or restatement in the accounts; and

Shareholding post-cessation of employment

Prior to the introduction of post-employment shareholding requirements under the new Code, we introduced a condition under our DR Policy for the full guideline minimum shareholding requirement to continue for six months after cessation of employment and 50% of the requirement to continue for an additional six months.

We will further consider our Executive Director shareholding requirements in light of the new Code and developing practice and guidelines as part of the review of our DR Policy in 2019.

Wider workforce remuneration and policies

Remuneration for all employees

The quantum and composition of remuneration and annual incentives differs between employees throughout the Group in a number of ways, most notably based on their role and position in the organisation. There is a strong alignment at all levels between remuneration and the delivery of outcomes that are key to the continued success of the business. As responsibility increases, so too does an employee’s potential total remuneration, with the most significant aspects of the remuneration in more senior roles being dependant on the successful delivery of these outcomes.

All employees are rewarded for meeting objectives aligned to our strategy, although the mix and weighting of particular objectives may differ depending on an individual’s role or grade. Our Strategic Model (pages 18 to 20) and Key Performance Indicators (pages 31 to 35) have been established to maintain focus on the key areas of our strategy for high-quality growth.

•

Performance conditions for annual and long-term incentive awards are aligned to the strategic priorities over the performance period, for example net system size growth is a measure under all corporate employees’ short-term incentive plans;

•

Stretching and measurable targets for all performance conditions reward employees for the successful delivery of the objectives set by the Committee. Details of those set in respect of Executive Directors’ 2018 remuneration are shown in the ‘At a glance’ section on page 73 and measures for 2019 incentive plans are covered on page 83;

•

A range of strategic metrics is set each year, which can reduce annual incentive payouts if minimum conditions are not met. For 2018, at least 4 out of 10 global metrics had to be achieved before the net system size growth achievement could be counted for short-term incentive plan purposes; and

•	Additional measures are in place to ensure poor performance is not rewarded, such as payout restrictions based on financial performance and Remuneration Committee discretions.

IHG | Annual Report and Form 20-F 2018 | Governance | Directors’ Remuneration Report	75

Governance

Directors’ Remuneration Report

Remuneration at IHG – the wider context continued

CEO Pay Ratio disclosure

As mentioned in last year’s Annual Report, although it is not yet compulsory to include a CEO Pay Ratio in the Annual Report on Directors’ Remuneration, now that the statutory calculation method has been set out in legislation, we include this below. Whilst this information may add value to the Committee over time, ratios will differ significantly between companies, even within the same industry, depending on demographics and business model. For example, our ratio may differ from other leisure and hospitality companies which do not follow the same largely franchised UK business model under which the majority of hotel employees are not directly employed by IHG. The 2018 ratio will also be impacted by the CEO’s LTIP award, as this was originally granted in 2016 in respect of his prior role and salary.

What drives the difference in pay between our CEO and other employees?

Pay ratios reflect how remuneration arrangements differ as responsibility increases for more senior roles within the organisation, for example:

•	A greater proportion of performance-related variable pay and share-based incentives applies for more senior executives, including Executive Directors, who will have a greater degree of influence over performance outcomes;

•	Additional and enhanced benefit provision, such as company car, pension and healthcare benefits, apply as roles and responsibilities increase throughout the organisation;

•	Role-specific specialist plans apply in certain areas such as corporate reservations, sales, and hotel development. Incentive plans for General Managers of IHG owned, leased and managed lease and managed hotels commonly include targets based on gross operating profit, guest satisfaction and employee engagement. The target and maximum amounts that can be earned under these plans are typically a higher percentage of base salary for more senior employees, which in turn affects the pay ratio; and

•	Incentive plans for other corporate employees are typically based on a combination of individual performance and the Group’s EBIT.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
Financial year ending 31 December 2018	Option C	71:1	47:1	29:1

Identifying percentile UK employees

Option C has been selected for the identification of the percentile employees as, under this method, we are able to produce the most accurate total remuneration figure for all UK employees on a basis comparable with the statutory reporting for Executive Directors and using the data available at the time of producing the Annual Report. Specifically, this involves:

•	Starting with the April 2018 Gender Pay Gap salary, bonus and long term incentive data for all UK employees;

•	Adjusting the value of total bonus so that it reflects only the amount earned in respect of FY 2017 and does not include the value of any deferred shares from the 2014 bonus which vested in 2018;

•	Adding the employer pension contribution from pension plan data as at April 2018; and

•	Adding non-cash benefit data (e.g. company car, healthcare, etc.) from the 2017/18 tax year P11D report.

Calculating the pay ratio

Option C requires three UK employees to be identified as the equivalent of the 25th, 50th and 75th percentile. Having identified these employees, the 2018 total remuneration is calculated on the same basis as the CEO single total figure of remuneration. The only exception being that the Overall Performance element of the APP bonus applicable to the relevant employees is assumed to be the respective target value, as the actual value is not known at the time of producing the Annual Report.

The 2018 salary and benefits figures for the percentile employees included in the above ratios are:

•	25th Percentile: £38,437 salary and £5,242 benefits including pension and bonus (total remuneration of £43,679);

•	Median: £53,639 salary and £11,975 benefits including pension and bonus (total remuneration of £65,614); and

•	75th Percentile: £75,151 salary and £32,313 benefits including pension and bonus (total remuneration of £107,464).

76	IHG | Annual Report and Form 20-F 2018

Alignment of incentives with business strategy and culture

Link to strategy

Remuneration outcomes at IHG are linked to our strategic business objectives, which are focused on the delivery of high-quality, sustainable growth and value-creation through preferred brands, delivering a superior owner proposition, leveraging scale and generating revenue through the lowest cost direct channels. The ‘At a glance’ section of this report shows the outcomes for 2018 and the link between performance outcomes and pay for this year. The link to our Strategic Model for each measure linked to remuneration outcomes in 2018 is shown below:

	Measures used for APP			Measures used for LTIP
Strategic Model components	EBIT (70%)	Net system size growth (15%)	Savings for reinvestment (15%)	TSR (40%)	Net system size growth (20%)	Total gross revenue (20%)	Cash flow (20%)
Build and leverage scale
Strengthen loyalty programme
Enhance revenue delivery
Evolve owner proposition
Optimise our preferred portfolio of brands for owners and guests

Culture and behaviours

Remuneration structures are designed to provide a link between an individual’s contribution and the organisation’s culture and values as well as its strategic aims, while providing the flexibility to keep pace with IHG’s changing priorities:

•

All corporate employees are eligible for a bonus and a significant proportion (up to 40%) of the target award for employees below the Executive Committee is based on an Overall Performance measure aligned to strategic goals, behaviours and personal development; and

•	Overall Performance achievements are also a key driver in the consideration of salary increases for all employees.

In addition, a global employee recognition programme enables colleagues to recognise and reward each other for achievements which exemplify either our values or the cultural behaviours necessary to underpin the Company’s long-term success.

Diversity and inclusion

We have a global diversity and inclusion strategy, led by a Global Diversity and Inclusion Board (D&I Board), with specific and targeted actions to address any inequalities in the workplace, including:

•	Addressing hotspots of under-representation in operational and senior leadership roles;

•	Targeted leadership programmes aimed at accelerating the development of diverse leadership and talent;

•	Maintaining a culture of inclusion through support networks, resource groups, awareness campaigns and training for our people; and

•	Active senior leader engagement as part of the Global D&I Board.

In addition to these focused efforts to create value for IHG through increased diversity and inclusion, it is the Company’s policy to comply with international, national and local regulatory requirements and, where required, take any affirmative action as stipulated by local laws. In respect of remuneration, this includes undertaking the UK Gender Pay Gap analysis.

Further information on this is available on IHG’s website at
www.ihgplc.com/responsible-business

IHG | Annual Report and Form 20-F 2018 | Governance | Directors’ Remuneration Report	77

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration

This Annual Report on Directors’ Remuneration explains how the

Directors’ Remuneration Policy (DR Policy) was implemented in 2018 and the resulting payments each of the Executive Directors received.

This report is subject to an advisory vote by shareholders at the 2019 AGM. The notes to the single-figure table provide further detail, where relevant, for each of the elements that make up the total single figure of remuneration in respect of each of the Executive Directors.

AUDITED

Single total figure of remuneration – Executive Directors
	Fixed pay						Variable pay				Other
	Salary		Benefits		Pension benefit		APP		LTIP				Total
Executive Directors	2018 £000	2017 £000	2018 £000	2017 £000	2018 £000	2017 £000	2018 £000	2017 £000	2016/18 cycle (value of shares) £000	2015/17 cycle (value of shares) £000[a]	2018 £000	2017 £000	2018 £000	2017 £000
Keith Barr[b]	792	388	51	17	198	97	1,343	545	559	614	150	500	3,093	2,161
Paul Edgecliffe-Johnson	554	530	24	27	166	159	942	747	701	744			2,387	2,207
Elie Maaloufc, [d]	559		34		109		947		643				2,292

[a]	Figures for 2015/17 LTIP cycle have been restated using actual share price on date of vesting.

[b]	2017 figures for Keith Barr (excluding LTIP) relate to the period 1 July to 31 December 2017.

[c]	There is no comparative data for 2017 as Elie Maalouf did not serve as an Executive Director prior to 1 January 2018.

[d]	Elie Maalouf is paid in US dollars and the sterling equivalent is calculated using an exchange rate of $1 = £0.75 (page 116).

Notes to single figure table

Fixed pay

Salary: salary paid for the year. Elie Maalouf joined the Board on 1 January 2018.

Benefits: for Executive Directors, this includes, but is not limited to, taxable benefits such as company car and healthcare. Provision during 2018 was in line with previous years and the approved DR Policy.

Pension benefit: for current Executive Directors, in line with DR Policy, the value of IHG contributions to pension plans and any cash allowances, paid in lieu of pension contributions.

Keith Barr and Paul Edgecliffe-Johnson did not participate in any IHG pension plan in 2018 and instead received cash allowances of 25% and 30% of salary respectively. Life assurance cover is provided for both Keith and Paul at four times base salary.

Elie Maalouf participated in the US 401(k) Plan and the US Deferred Compensation Plan. The US 401(k) Plan is a tax qualified plan providing benefits on a defined contribution basis, with the member and relevant company both contributing. The US Deferred Compensation Plan is a non-tax qualified plan, providing benefits on a defined contribution basis, with the member and the relevant company both contributing. Contributions made by, and in respect of, Elie Maalouf in these plans for the year ended 31 December 2018 were:

£[a]
Director’s contributions to US Deferred
Compensation Plan	176,544
Director’s contributions to US 401(k) Plan	18,348
Company contributions to US Deferred
Compensation Plan	100,600
Company contributions to US 401(k) Plan	8,200
Age at 31 December 2018	54

[a]	Sterling values have been calculated using an exchange rate of $1=0.75

Other: Keith received a lump sum of £500,000 in July 2017 and a further £150,000 in July 2018 to cover the transitional and transactional costs of localising to the UK. This was fully reported in the 2017 Annual Report, page 69.

Variable pay

APP (cash and deferred shares)

Operation

Award levels are determined based on salary as at 31 December 2018 on a straight-line basis between threshold and target, and target and maximum, and are based on achievement vs target under each measure:

•	Threshold is the minimum level that must be achieved for there to be an award in relation to that measure; no award is made for achievement below threshold. For 2018, the Remuneration Committee set a threshold award level of 57.5% of salary.

•	Target is the target level of achievement and results in a target award for that measure.

•	Maximum is the level of achievement at which a maximum award for that measure is received (capped at 200% of salary).

Net system size growth was also dependent on achieving at least 4 out of 10 of the global metrics for 2018.

The threshold award was subject to global EBIT affordability gates:

•	If global EBIT achievement was less than 85% of target, no award under net system size growth and savings for reinvestment would be made; and

•	If global EBIT was 85% or more, but less than 93% of target, half of any award under net system size growth and savings for reinvestment would be made.

78	IHG | Annual Report and Form 20-F 2018

AUDITED

Outcome for 2018

The performance measures for the 2018 APP were EBIT (70%), net system size growth (15%) and savings for reinvestment (15%) and were determined in accordance with the DR Policy. The table below shows threshold, target and maximum opportunity, as well as weighting and actual 2018 achievement.

APP
Performance		Achievement	Weighting	Weighted achievement
EBIT: performance relative to target
Threshold	$744.0m	50%
Target	$800.0m	100%	70%	91.7%
Actual	$817.4m	131%
Maximum	$856.0m	200%
Net system size growth (k rooms)
Threshold	830.0	50%
Target	834.0	100%	15%	24.6%
Actual	836.5	164%
Maximum	838.0	200%
Savings for reinvestment
Threshold	$40.0m	50%
Target	$44.0m	100%	15%	30.0%
Maximum	$48.0m	200%
Actual	$48.6m	200%[a]

  a Maximum award

EBIT is operating profit from reportable segmentsb. However, in determining EBIT for APP purposes, budgeted exchange rates for the year are used and certain adjustments to reported 2018 operating profit were agreed by the Committee in order to ensure a like-for-like comparison with the APP EBIT target set at the start of the year:

Operating profit from reportable segments[b] (at actual exchange rates)	$815.5m
Net benefit of unbudgeted items	$0.0m
Difference due to exchange rates	$1.9m
Operating profit from reportable segments[b], after adjustments (at 2018 budget exchange rates)	$817.4m

  b See page 36 for Non-GAAP definitions.

The total weighted achievement for Keith Barr, Paul Edgecliffe-Johnson and Elie Maalouf is 146.3% of target bonus. The APP award for 2018 was therefore 168.2% of salary for each.

Awards for 2018 are payable 50% in cash and 50% in deferred shares, vesting three years after the date of grant, in February 2022. The deferred share awards are made in the form of forfeitable shares that receive dividends during the three-year vesting period and include the right to vote at shareholder meetings. They are not subject to any further performance conditions.

Executive Director	Salary as at 31 December 2018 £000	Award as % of salary	Total value of award £000
Keith Barr	798	168.2	1,343
Paul Edgecliffe-Johnson	560	168.2	942
Elie Maalouf[a]	563	168.2	947

[a]	Elie Maalouf is paid in US dollars and the sterling equivalent is calculated using an exchange rate of $0.75

2016/18 LTIP (shares)

Awards are made annually and eligible executives will receive shares at the end of that cycle, subject to achievement of the performance measures. Growth in net room openings and RevPAR is measured on a relative basis against the comparator group. This group comprises the following major, globally branded competitors: Accor Hotels; Choice Hotels International Inc.; Hilton Worldwide; Hyatt Hotels Corporation; Marriott International Inc.; Starwood Hotels and Resorts; and Wyndham Worldwide Corp. In respect of Marriott’s acquisition of Starwood in September 2016, Starwood was retained as a separate entity for the period up to its last independently published results. In respect of Wyndham Worldwide’s split into two publicly traded companies in May 2018, results post-split relating to Wyndham Destinations and Wyndham Hotels & Resorts were treated as relating to one entity. TSR measures the return to shareholders by investing in IHG relative to a broader set of appropriate hotel and lodging competitors, as per data provided by our corporate bankers sourced from Thomson Reuters Datastream.

The share price in respect of the 2015/17 LTIP cycle has been restated using the volume weighted average price of 4,571p on the date of actual vesting on 20 February 2018. The corresponding values shown in the 2017 report (prior to the actual vesting) were an estimate calculated using an average share price over the final quarter of 2017 of 4,317p.

Outcome for 2016/18 cycle

The performance measures for the 2016/18 three-year LTIP cycle were in line with the 2014 DR Policy. The table below shows threshold and maximum opportunity, as well as weighting and actual achievement, for each performance measure.

IHG | Annual Report and Form 20-F 2018 | Governance | Directors’ Remuneration Report	79

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

AUDITED

LTIP

Performance	Vesting achievement	Weighting	Weighted achievement
Total Shareholder Return: three-year growth relative to average of competitors
Threshold	20%
Actual	78.6%	50%	39.3%
Maximum	100%
Net rooms supply: three-year growth relative to average of competitors
Threshold	20%
Actual	24.4%	25%	6.1%
Maximum	100%
RevPAR: three-year growth relative to average of competitors
Actual	0%
Threshold	20%	25%	0%
Maximum	100%
Total achievement (% of maximum opportunity vested)			45.4%

Net rooms supply and RevPAR growth were measured by reference to the three years ending 30 September 2018; TSR was measured by reference to the three years ending 31 December 2018. This cycle will vest on 20 February 2019 and the individual outcomes for this cycle are shown below.

The share price of 4,193p used to calculate the 2016/18 LTIP cycle value shown in the single-figure table is the average over the final quarter of 2018.

Executive Director	Maximum opportunity at grant (number of shares)	% of maximum opportunity vested	Outcome (number of shares awarded at vest)	Total value of award £000
Keith Barr[a]	29,367	45.4	13,332	559
Paul Edgecliffe-
Johnson	36,841	45.4	16,725	701
Elie Maalouf[a]	33,801	45.4	15,345	643

  a Granted prior to appointment to the Board.

Other outstanding awards

During 2017, awards were granted under the 2017/19 LTIP cycle and made to each Executive Director over shares with a maximum value of 205% of salary using the closing mid-market share price in the table below. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved
2017/19 cycle
Keith Barr[a]	9 August 2017	12,481	43.14	538	2,496
Paul
Edgecliffe-Johnson	22 May 2017	25,811	42.57	1,099	5,162
Elie Maalouf[b]	22 May 2017	21,822	42.57	929	4,364

[a]

Keith Barr received an increased award, pro-rated from 1 July 2017, for the 2017/19 LTIP in accordance with the DR Policy as a result of his appointment to the Board. Prior to this, he was granted 17,822 shares and 2,160 restricted stock units on 22 May 2017 with a market price of £42.57 per share.

[b]	The award for Elie Maalouf was granted prior to his appointment to the Board. Elie was also granted 2,645 restricted stock units on 22 May 2017 with a market price of £42.57 per share.

The vesting date for these awards is the day after the announcement of our Annual 2019 Preliminary Results in February 2020. These awards will vest and shares will be transferred to the award-holder in February 2020, to the extent performance targets are met.

The performance measures are as agreed in the 2017 Remuneration Policy. Total gross revenue, net system size growth, cash flow and total shareholder return will all be measured by reference to the three years ending 31 December 2019. Minimum performance is equal to 20% of the maximum award.

AUDITED

Scheme interests awarded during 2018

During 2018, awards were granted under the 2018/20 LTIP cycle. Awards were made to each Executive Director over shares with a maximum value of 205% of salary using an average of the closing mid-market share price for the five days prior to grant. At the date of grant on 8 May 2018, this was 4,625p. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved
2018/20 cycle
Keith Barr	8 May 2018	35,381	46.25	1,636	7,076
Paul Edgecliffe-Johnson	8 May 2018	24,830	46.25	1,148	4,966
Elie Maalouf	8 May 2018	24,426	46.25	1,130	4,885

The vesting date for these awards is the day after the announcement of our Annual 2020 Preliminary Results in February 2021. These awards will vest and shares will be transferred to the award-holder in February 2021, to the extent performance targets are met.

The performance measures are as agreed in the 2017 Remuneration Policy. Total gross revenue, net system size growth, cash flow and total shareholder return are measured by reference to the three years ending 31 December 2020. Minimum performance is equal to 20% of the maximum award.

80	IHG | Annual Report and Form 20-F 2018

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

Percentages are calculated using the number of shares held outright and the 31 December 2018 share price of 4,237p.

From 2018, the full guideline shareholding requirements continued for six months, and 50% of the requirements for a further six months, post-cessation of employment.

Shares and awards held by Executive Directors

as at 31 December 2018: % of salary

[a]

In line with Policy, Keith Barr’s and Elie Maalouf’s shareholding requirement are 300% and 200% of salary respectively, and they are required to meet this within five years of appointment. They are expected to hold all shares earned (net of any share sales required to meet tax liabilities), until the shareholding requirement is achieved.

[b]

Paul Edgecliffe-Johnson sold shares on 9 August 2018 at a share price of £47.00, and at the time held in excess of the 200% shareholding requirement. The share price at 31 December 2018, used for this calculation, has resulted in the below minimum shareholding requirements.

Current Directors’ shareholdings

The APP deferred share awards are not subject to performance conditions. Details on the performance conditions to which the unvested LTIP awards are still subject can be found on page 80.

Shares and awards held by Executive Directors as at 31 December 2018: number of shares

							Total number of
	Number of shares held outright		APP deferred share awards		LTIP share awards (unvested)		shares and awards held

	2018	2017	2018	2017	2018	2017	2018	2017
Keith Barr	42,782	31,116	28,262	24,586	97,211	90,987	168,255	146,689
Paul Edgecliffe-Johnson	25,669	27,443	26,742	28,384	87,482	97,970	139,893	153,797
Elie Maalouf[a]	24,773		42,058		82,694		149,525

a Includes 35,961 shares granted prior to appointment to the Board

AUDITED

Payments for loss of office

There were no payments for loss of office in 2018.

Pension entitlements

No Executive Director is entitled to any Defined Benefit pension or related benefit from IHG.

Payments to past Directors – benefits

Sir Ian Prosser

Sir Ian Prosser, who retired as a Director on 31 December 2003, had an ongoing healthcare benefit of £2,152 during the year.

Other information relating to Directors’ remuneration

Non-executive directorships of other companies

Paul Edgecliffe-Johnson has served as a Non-Executive Director of Thomas Cook Group plc since 26 July 2017. Paul received fees of £60,000 during 2018 in respect of this appointment.

This appointment is permitted under the DR Policy and the amount is not included in the single figure table of remuneration table on page 78. No other current Executive Director holds any Non-Executive Director appointments at any other company.

Service contracts and notice periods for Executive Directors

In accordance with the UK Corporate Governance Code, all Executive Directors have rolling service contracts with a notice period of 12 months and are subject to election and annual re-election by shareholders at the AGM.

Dividends paid to Executive Directors

A final dividend for 2017 of 50.2p per ordinary share (71.0¢ per ADR) was paid on 11 May 2018 to shareholders on the Register of members at the close of business on 3 April 2018.

An interim dividend of 27.7p per ordinary share (36.3¢ per ADR) was paid on 5 October 2018 to shareholders on the Register of members at the close of business on 31 August 2018.

IHG | Annual Report and Form 20-F 2018 | Governance | Directors’ Remuneration Report	81

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Relative performance graph

For LTIP purposes, a TSR comparator group of a global hotels index was used. InterContinental Hotels Group PLC is a member of the FTSE 100 share index, and the graph below shows the Company’s TSR performance from 31 December 2008 to 31 December 2018, assuming dividends are reinvested, compared with the TSR performance achieved by the FTSE 100 and global hotels indices.

All indices are shown in sterling. This data is sourced directly from Thomson Reuters Datastream by Bank of America Merrill Lynch for IHG.

Chief Executive Officer’s remuneration

The table below shows the Chief Executive Officer’s single figure of total remuneration for the 10 years to 31 December 2018.

Single figure	CEO	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018

Single figure	Keith Barr									2,161[a]	3,093

of remuneration	Richard Solomons			4,724	4,881	3,131	6,611[b]	3,197	3,662	2,207[c]

£000	Andrew Cosslett	1,953	5,430	3,770

Annual incentive	Keith Barr									69.7	84.1

received	Richard Solomons			83.0	68.0	74.0	74.0	75.0	63.9	66.8

(% of maximum)	Andrew Cosslett	0.0	100.0	43.3

Shares received	Keith Barr									46.1	45.4

under the LTIP	Richard Solomons			73.9	100.0	59.0	56.1	50.0	49.4	46.1

(% of maximum)	Andrew Cosslett	46.0	73.8	61.6

[a]

For Keith Barr, the 2017 figure, in respect of the period 1 July to 31 December 2017, includes a one-off cash payment for relocation costs in lieu of benefits received whilst on international assignment prior to CEO position, fully explained in the 2017 report.

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

The table below shows the percentage change in the remuneration of the Chief Executive Officer compared with UK employees between 2017 and 2018. The salary figure for the UK employee population has been calculated using the 2018 budget for the annual pay review, taking into account any promotions/market adjustments made during the year. The taxable benefits figure is based on P11D taxable benefits for tax years ending 5 April 2017 and 2018 and therefore relates to Richard Solomons, as no comparative data is available for Keith Barr. For the annual incentive, a group of executives, who report directly to the CEO, is used as a comparator group as they are subject to the same performance measures as the CEO.

	Chief Executive Officer	UK employees
	(% change)	(% change)
Salary	+3.0	+2.5
Taxable benefits	+3.7	+4.6
Annual incentive	+22.2	+36.8

Relative importance of spend on pay

The chart below sets out the actual expenditure of the Group in 2018 and 2017, showing the differences between those years. Further information, including where 2017 figures have been reinstated, can be found on the Group Financial Statements starting on page 96 and the accompanying notes. For 2017, the total distributions to shareholders included a special dividend of 156.4p per share.

[a]	See page 36 for Non-GAAP definitions.

82	IHG | Annual Report and Form 20-F 2018

Implementation of Directors’ Remuneration Policy in 2019

This section explains how the DR Policy will be applied in 2019.

Salary: Executive Directors

Directors’ salaries are agreed annually in line with the DR Policy. The following salaries will apply from 1 April 2019.

	Increase	2019	2019	2018	2018
Executive Director	%	£	$	£	$
Keith Barr	5.0	838,200		798,250
Paul Edgecliffe-Johnson[a]	10.0	616,300		560,200
Elie Maalouf[b]	8.0		812,200		752,000
[a]

The salary increases for Paul Edgecliffe-Johnson and Elie Maalouf above are comprised of a 3% performance-related increase(which is fully in line with that applied to the wider workforce), and a 7% and 5% increase respectively in respect of additional responsibilities

[b]

Elie Maalouf is paid in US dollars and his annual base salary for 2018 and 2019 is shown in US dollars. The sterling equivalent values calculated using an exchange rate of $1 = £0.75 are: 2018 - £564,000; and 2019 - £609,150.

Keith Barr was appointed to the Board and the role of Chief Executive Officer effective from 1 July 2017. In line with the DR Policy for newly appointed or promoted Executive Directors, he was appointed on a salary set below benchmark policy level and, following strong performance in his first full year in role, an increase higher than that of the corporate UK and US employee population has been agreed by the Remuneration Committee for 2019.

The changes to Paul Edgecliffe-Johnson and Elie Maalouf’s salaries reflect the expanded responsibilities explained in the Remuneration Committee Chair’s Statement on page 72.

LTIP and APP performance measures and targets

LTIP

The measures for the 2019/21 LTIP cycle are as per the 2018/20 cycle and the Directors’ Remuneration Policy available on the Company website, www.ihgplc.com/investors under Corporate governance. The performance measures and weightings, together with the full cash flow target disclosures for the 2018/20 cycle as referenced in last year’s report, are shown below.

				Maximum	2018/20 cycle		2019/21 cycle
		Threshold (%)/		award
Performance		maximum	Weighting	(% of	Threshold	Maximum	Threshold	Maximum
measure	Definition	vesting (%)	(%)	salary)	performance	performance	performance	performance

Relative TSR	IHG’s performance against a comparator group of global hotel companies. TSR is the aggregate of share price growth and dividends paid, assuming reinvestment of dividends in the Company’s shares during the three-year performance period.	20/100	40	82	Median of comparator group	Upper quartile of comparator group	Median of comparator group	Upper quartile of comparator group

Cash flow	Cumulative annual cash generation over three-year performance period.	20/100	20	41	USD 1.63 bn	USD 2.18 bn	USD 1.87 bn	USD 2.49 bn

Total gross revenue	Cumulative increase over three-year performance period.	20/100	20	41	The targets for these measures are, in the opinion of the Directors, commercially sensitive, and will therefore be disclosed in full retrospectively at the end of the LTIP cycle. Disclosure in advance
					would give IHG’s major competitors an unfair

Net system size growth	Increase in number of IHG rooms over three-year performance period.	20/100	20	41	commercial advantage, providing them with access to key financial and growth targets from IHG’s three-year plan. These competitors would not be subject to the same obligation to make such information available, as they are either unlisted or listed on a stock exchange other than the London Stock Exchange. Full disclosure of targets and performance will be provided retrospectively after the end of the
					performance period.

APP

The 2019 APP measures are in line with the approved DR Policy and will be 70% based on EBIT achievement vs target, 15% based on net system size growth and 15% based on other key strategic measures that are reviewed annually and set in line with business priorities. EBIT is a focal measure of business performance for our shareholders and is a function of other critical measures, such as RevPAR, profit margin and fee revenues. The Committee has determined that it is particularly important to incentivise and reward management for achieving a stretching target for net system size growth over the next year, so this will make up 15% of the 2019 APP. The remaining 15% will be based on a savings target for reinvestment to support IHG’s future growth. Further detail and rationale in respect of the key strategic objectives will be disclosed in the 2019 remuneration report.

The Committee has determined that the targets under the EBIT, net system size growth and other strategic measures are commercially sensitive at this time. However, the targets set and the outcomes against those targets will be disclosed in full in the 2019 remuneration report and are in line with the DR Policy.

Measure	Definition	Weighting (%)	Performance objective

EBIT	Earnings Before Interest and Tax – a measure of IHG’s operating profit from reportable segments[a] for the year	70	Achievement against target

Net system size growth	Increase in absolute number of rooms	15	Achievement against
			target

Strategic measures	Key strategic measures which are reviewed annually	15	Achievement against
	and set in line with strategic priorities		target

[a]	See page 36 for Non-GAAP definitions.

IHG | Annual Report and Form 20-F 2018 | Governance | Directors’ Remuneration Report	83

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

AUDITED

Single total figure of remuneration: Non-Executive Directors

	Committee	Date of original		Fees £000	Taxable benefits £000		Total £000
Non-Executive Director	appointments	appointment	2018	2017	2018	2017	2018	2017
Patrick Cescau		01/01/13	422	422	20	21	442	443
Anne Busquet		01/03/15	74	74	7	6	81	80
Ian Dyson		01/09/13	99	99	3	3	102	102
Jo Harlow		01/09/14	99	81	2	3	101	84
Luke Mayhew		01/07/11	74	93	2	2	76	95
Jill McDonald		01/06/13	87	87	4	5	91	92
Dale Morrison		01/06/11	107	107	66	55	173	162
Malina Ngai		01/03/17	74	62	4	7	78	69

See page 55 for Board and Committee
membership key and attendance.

Fees: Fees paid are in line with the DR Policy.

Benefits: For Non-Executive Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under concessionary HM Revenue and Customs rules, non-UK based Non-Executive Directors are not subject to tax on travel expenses for the first five years; this is reflected in the taxable benefits for Anne Busquet and Malina Ngai.

Incentive awards: Non-Executive Directors are not eligible for any incentive awards.

Pension benefit: Non-Executive Directors are not eligible for any pension contributions or benefit.

Shares held by Non-Executive Directors as at 31 December 2018: number of shares

The Non-Executive Directors who held shares are listed in the table below:

Non-Executive Director	2018	2017
Patrick Cescau	3,795	–
Jo Harlow[a]	1,000	1,000
Luke Mayhew	1,373	1,373
Dale Morrison[a]	3,116	3,116

[a]	Shares held in the form of American Depository Receipts.

Fees: Non-Executive Directors

The fees for Non-Executive Directors are reviewed and agreed annually in line with the DR Policy. The fee levels for 2019 will be as follows:

Non-Executive Director	Role	2019 £000	2018 £000

Patrick Cescau	Chair of the Board	435	422

Anne Busquet	Non-Executive Director	77	74

Ian Dyson	Chair of Audit Committee	102	99

Jo Harlow	Chair of Remuneration Committee	102	99

Luke Mayhew	Non-Executive Director	77	74

Jill McDonald	Chair of Corporate Responsibility Committee	90	87

Dale Morrison	Senior Independent Non-Executive Director	110	107

Malina Ngai	Non-Executive Director	77	74

Non-Executive Directors’ letters of appointment and notice periods

Non-Executive Directors have letters of appointment, which are available upon request from the Company Secretary’s office.

Patrick Cescau, Non-Executive Chair, is subject to 12 months’ notice. No other Non-Executive Directors are subject to notice periods. All Non-Executive Directors are subject to election and annual re-election by shareholders at the AGM.

84	IHG | Annual Report and Form 20-F 2018

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

The ToR are available on IHG’s website at www.ihgplc.com/investors under Corporate governance.

The Committee’s key focus areas during the year have been:

•	Reviewing and approving 2017 annual and long-term incentive results for the Executive Directors and other members of the Executive Committee;

•	Approving and monitoring 2018 annual and ongoing long-term incentive plans; and

•	Changes to the UK Corporate Governance Code.

Membership and attendance at meetings

Details of the Committee’s membership and attendance at the meetings are set out on page 55.

During 2018 the Committee was supported internally by the Chair, the Group’s CEO and CFO, and the heads of Human Resources and Reward as necessary. All attend by invitation to provide further background information and context to assist the Committee in its duties. They are not present for any discussions that relate directly to their own remuneration or where their attendance would not be appropriate.

Reporting to the Board

The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members for review and comment.

Stakeholder engagement

The Committee participated in active dialogue with the Finance Reporting Council (FRC) prior to the publication of the 2018 Corporate Governance Code and subsequently consulted a number of major shareholders to discuss potential changes to the Company’s executive remuneration practices in the context of the revised principles outlined in the 2018 Code.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by myself, as Chair of the Committee, and by the Chair of the Board. The composition, qualifications and experience of the members of the Committee are compliant with the provisions of the new Corporate Governance Code and the ToR have been updated to formally document that compliance. The Committee concluded that it remains effective.

Other focus areas and activities

The focus areas and activities discussed by the Committee during 2018 were: review and approval of performance outcomes and set targets for 2018; diversity and inclusion including the UK Gender Pay disclosure; and consideration of external remuneration developments and best practice.

Remuneration advisers

The Committee continued to retain PricewaterhouseCoopers LLP (PwC) throughout 2018 as independent advisers. Fees of £168,743 were paid to PwC in respect of advice provided to the Committee. This was in the form of an agreed fee for support in preparation of papers and attendance at meetings, with work on additional items charged at hourly rates. The terms of engagement for PwC are available from Company Secretary’s office upon request.

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

Looking forward

The Committee will complete a comprehensive review of the Directors’ Remuneration Policy in 2019, taking into consideration the changing strategic focus and competitive environment of the Company, as well as the additional requirements and expectations resulting from external regulation and increased shareholder scrutiny of executive remuneration arrangements.

Voting at the Company’s AGMs

There is no binding vote in respect of the DR Policy at the 2018 AGM as it remained unchanged from 2017.

The outcome of the votes in respect of the DR Policy and Report for 2014 to 2018 are shown below:

	Directors’ Remuneration Policy (binding vote)			Directors’ Remuneration Report (advisory vote)
AGM	Votes for	Votes against	Abstentions	Votes for	Votes against	Abstentions
2018	–	–	–	118,770,985	25,486,193	2,664,237
				(82.33%)	(17.67%)
2017	120,328,350	5,332,320	261,819	119,155,451	4,426,549	2,340,489
	(95.76%)	(4.24%)		(96.42%)	(3.58%)
2016	–	–	–	167,998,487	2,427,740	5,056,017
				(98.58%)	(1.42%)
2015	–	–	–	149,415,662	4,633,208	3,642,496
				(96.99%)	(3.01%)
2014	155,440,907	15,483,775	906,025	158,131,479	10,076,027	3,623,200
	(90.94%)	(9.06%)		(94.01%)	(5.99%)

Jo Harlow

Chair of the Remuneration Committee

18 February 2019

IHG | Annual Report and Form 20-F 2018 | Governance | Directors’ Remuneration Report	85

Group Financial Statements

Group Financial Statements

88	Statement of Directors’ Responsibilities
95	Independent Auditor’s US Report
96	Group Financial Statements
96	Group income statement
97	Group statement of comprehensive income
98	Group statement of changes in equity
101	Group statement of financial position
102	Group statement of cash flows
103	Accounting policies
109	New accounting standards and presentational changes
115	New standards issued but not yet effective
116	Notes to the Group Financial Statements

Hotel Indigo – Durham, United Kingdom

86	IHG | Annual Report and Form 20-F 2018

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements	87

Group Financial Statements

Statement of Directors’ Responsibilities

Financial Statements and accounting records

The Directors are required to prepare financial statements for the Company and the Group at the end of each financial year in accordance with all applicable laws and regulations. Under company law directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the profit or loss of the Group for that period. In preparing these Financial Statements, IHG Directors are required to:

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

The Directors have responsibility for ensuring that the Group keeps proper accounting records which disclose with reasonable accuracy the financial position of the Group and the Company to enable them to ensure that the Financial Statements comply with the Companies Act 2006 and, as regards the Consolidated Financial Statements, Article 4 of the EU IAS Regulation. The Directors are also responsible for the system of internal control, for safeguarding the assets of the Group and the Company, and taking reasonable steps to prevent and detect fraud and other irregularities.

Disclosure Guidance and Transparency Rules

The Board confirms that to the best of its knowledge:

•	The Financial Statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group taken as a whole; and

•	The Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

UK Corporate Governance Code

Having taken advice from the Audit Committee, the Board considers that this Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

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

Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2018 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria).

Based on this assessment, management has concluded that as at 31 December 2018 the Group’s internal control over financial reporting was effective.

During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 December 2018, together with the Group’s Consolidated Financial Statements, were audited by Ernst & Young LLP, an independent registered public accounting firm. Their report on internal control over financial reporting can be found on page 95.

For and on behalf of the Board

Keith Barr	Paul Edgecliffe-Johnson
Chief Executive Officer	Chief Financial Officer
18 February 2019	18 February 2019

88	IHG | Annual Report and Form 20-F 2018

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Independent Auditor’s UK Report	89

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

90	IHG | Annual Report and Form 20-F 2018

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Independent Auditor’s UK Report	91

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

92	IHG | Annual Report and Form 20-F 2018

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Independent Auditor’s UK Report	93

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

94	IHG | Annual Report and Form 20-F 2018

Independent Auditor’s US Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of InterContinental Hotels Group PLC.

Opinion on Internal Control over Financial Reporting

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, InterContinental Hotels Group PLC (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group statement of financial position of the Company as of 31 December 2018 and 2017, and the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2018, and the related notes, and our report dated 18 February 2019 expressed an unqualified opinion thereon.

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

18 February 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of InterContinental Hotels Group PLC.

Opinion on the Financial Statements

We have audited the accompanying Group statement of financial position of InterContinental Hotels Group PLC (the Company) as of 31 December 2018 and 2017, and the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 18 February 2019 expressed an unqualified opinion thereon.

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

ERNST & YOUNG LLP

We have served as auditors since IHG’s listing in April 2003 and of the Company’s predecessor businesses since 1988.

London, England

18 February 2019

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Independent Auditor’s US Report	95

Group Financial Statements

Group Financial Statements

Group income statement

			2017	2016
		2018	Restated [a]	Restated [a]
For the year ended 31 December 2018	Note	$m	$m	$m
Revenue from fee business	3	1,486	1,379	1,329
Revenue from owned, leased and managed lease hotels	3	447	351	338
System Fund revenues		1,233	1,242	1,199
Reimbursement of costs		1,171	1,103	1,046
Total revenue	2	4,337	4,075	3,912
Cost of sales		(706)	(571)	(548)
System Fund expenses		(1,379)	(1,276)	(1,164)
Reimbursed costs		(1,171)	(1,103)	(1,046)
Administrative expenses before exceptional items		(344)	(337)	(345)
Share of (losses)/gains of associates and joint ventures	2	(1)	3	(2)
Other operating income		14	11	9
Depreciation and amortisation	2	(80)	(78)	(75)
Operating profit before exceptional items		670	724	741
Impairment charges	6	–	(18)	(16)
Other exceptional items	6	(104)	22	(13)
Operating profit	2	566	728	712
Financial income	7	5	4	6
Financial expenses	7	(86)	(76)	(86)
Profit before tax		485	656	632
Tax	8	(133)	(115)	(173)
Profit for the year from continuing operations		352	541	459

Attributable to:
Equity holders of the parent		351	540	456
Non-controlling interest		1	1	3
		352	541	459

Earnings per ordinary share:	10
Continuing and total operations:
Basic		184.7	279.8	215.1
Diluted		182.8	278.4	213.1

[a]	Restated for the adoption of IFRS 15 and other presentational changes (see pages 109 to 114).

Notes on pages 103 to 161 form an integral part of these Financial Statements.

96	IHG | Annual Report and Form 20-F 2018

Group statement of comprehensive income

		2017	2016
	2018	Restated [a]	Restated	[a]
For the year ended 31 December 2018	$m	$m	$m
Profit for the year	352	541	459
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets[b], net of related tax charge of $nil
(2017: $3m, 2016: $nil)	–	41	5
Fair value gains reclassified to profit on disposal of available-for-sale financial assets[b]	–	(73)	(7)
Gains on cash flow hedges, including related tax credit of $1m (2017: $nil, 2016: $nil)	5	–	–
Costs of hedging	(1)	–	–
Hedging gains reclassified to financial expenses	(8)	–	–
Exchange gains/(losses) on retranslation of foreign operations, including related tax credit of $2m (2017: net of related tax credit of $1m, 2016: net of related tax charge of $3m)	43	(88)	190
	39	(120)	188
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income, including related tax charge of $2m (2017: $nil, 2016: $nil)	(14)	–	–
Re-measurement gains/(losses) on defined benefit plans, net of related tax charge of $4m
(2017: $nil, 2016: credit of $4m)	8	(4)	–
Deferred tax charge on defined benefit plans arising from significant US tax reform	–	(11)	–
	(6)	(15)	–
Total other comprehensive income/(loss) for the year	33	(135)	188
Total comprehensive income for the year	385	406	647

Attributable to:
Equity holders of the parent	383	404	644
Non-controlling interest	2	2	3
	385	406	647

[a]	Restated for the adoption of IFRS 15 (see pages 109 to 113).

[b]	IFRS 9 has been applied from 1 January 2018. Under the transition method chosen, comparative information has not been restated.

Notes on pages 103 to 161 form an integral part of these Financial Statements.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Group Financial Statements	97

Group Financial Statements

Group Financial Statements continued

Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedging reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2018
(restated for IFRS 15)	154	10	(5)	(2,874)	79	–	377	951	(1,308)	7	(1,301)
Impact of adopting IFRS 9 (page 113)	–	–	–	–	(18)	–	–	18	–	–	–
At 1 January 2018	154	10	(5)	(2,874)	61	–	377	969	(1,308)	7	(1,301)
Profit for the year	–	–	–	–	–	–	–	351	351	1	352
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on cash flow hedges	–	–	–	–	–	5	–	–	5	–	5
Costs of hedging	–	–	–	–	–	(1)	–	–	(1)	–	(1)
Hedging gains reclassified to financial expenses	–	–	–	–	–	(8)	–	–	(8)	–	(8)
Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	42	–	42	1	43
	–	–	–	–	–	(4)	42	–	38	1	39
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(14)	–	–	–	(14)	–	(14)
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	–	8	8	–	8
	–	–	–	–	(14)	–	–	8	(6)	–	(6)
Total other comprehensive (loss)/income for the year	–	–	–	–	(14)	(4)	42	8	32	1	33
Total comprehensive income for the year	–	–	–	–	(14)	(4)	42	359	383	2	385
Transfer of treasury shares to employee share trusts	–	–	(19)	–	–	–	–	19	–	–	–
Purchase of own shares by employee share trusts	–	–	(3)	–	–	–	–	–	(3)	–	(3)
Release of own shares by employee share trusts	–	–	24	–	–	–	–	(24)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	39	39	–	39
Tax related to share schemes	–	–	–	–	–	–	–	3	3	–	3
Equity dividends paid	–	–	–	–	–	–	–	(199)	(199)	(1)	(200)
Exchange adjustments	(8)	–	(1)	9	–	–	–	–	–	–	–
At 31 December 2018	146	10	(4)	(2,865)	47	(4)	419	1,166	(1,085)	8	(1,077)

All items above are shown net of tax.

Notes on pages 103 to 161 form an integral part of these Financial Statements.

98	IHG | Annual Report and Form 20-F 2018

	Equity share capital	Capital redemption reserve	Shares held by employee share trusts	Other reserves	Fair value reserve	Currency translation reserve	Retained earnings	IHG share- holders’ equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2017
(restated for IFRS 15)	141	9	(11)	(2,860)	111	466	990	(1,154)	8	(1,146)
Profit for the year	–	–	–	–	–	–	540	540	1	541
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	41	–	–	41	–	41
Fair value gain reclassified to profit on disposal of available-for-sale financial asset	–	–	–	–	(73)	–	–	(73)	–	(73)
Exchange losses on retranslation of foreign operations	–	–	–	–	–	(89)	–	(89)	1	(88)
	–	–	–	–	(32)	(89)	–	(121)	1	(120)
Items that will not be reclassified to profit or loss:
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	(4)	(4)	–	(4)
Deferred tax charge on defined benefit plans arising from significant US tax reform	–	–	–	–	–	–	(11)	(11)	–	(11)
	–	–	–	–	–	–	(15)	(15)	–	(15)
Total other comprehensive (loss)/income for the year	–	–	–	–	(32)	(89)	(15)	(136)	1	(135)
Total comprehensive income for the year	–	–	–	–	(32)	(89)	525	404	2	406
Transfer of treasury shares to employee share trusts	–	–	(20)	–	–	–	20	–	–	–
Purchase of own shares by employee share trusts	–	–	(3)	–	–	–	–	(3)	–	(3)
Release of own shares by employee share trusts	–	–	29	–	–	–	(29)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	29	29	–	29
Tax related to share schemes	–	–	–	–	–	–	9	9	–	9
Equity dividends paid	–	–	–	–	–	–	(593)	(593)	(3)	(596)
Exchange adjustments	13	1	–	(14)	–	–	–	–	–	–
At 31 December 2017	154	10	(5)	(2,874)	79	377	951	(1,308)	7	(1,301)

All items above are shown net of tax.

Notes on pages 103 to 161 form an integral part of these Financial Statements.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Group Financial Statements	99

Group Financial Statements

Group Financial Statements continued

Group statement of changes in equity continued

	Equity share capital	Capital redemption reserve	Shares held by employee share trusts	Other reserves	Fair value reserve	Currency translation reserve	Retained earnings	IHG share- holders’ equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2016
(as previously reported)	169	11	(18)	(2,888)	113	269	2,653	309	10	319
Impact of adopting
IFRS 15 (pages 109-113)	–	–	–	–	–	7	(444)	(437)	–	(437)
At 1 January 2016	169	11	(18)	(2,888)	113	276	2,209	(128)	10	(118)
Profit for the year	–	–	–	–	–	–	456	456	3	459
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	5	–	–	5	–	5
Fair value gain reclassified to profit on disposal of available-for-sale financial assets	–	–	–	–	(7)	–	–	(7)	–	(7)
Exchange gains on retranslation of foreign operations	–	–	–	–	–	190	–	190	–	190
Total other comprehensive (loss)/income for the year	–	–	–	–	(2)	190	–	188	–	188
Total comprehensive income for the year	–	–	–	–	(2)	190	456	644	3	647
Transfer of treasury shares to employee share trusts	–	–	(24)	–	–	–	24	–	–	–
Purchase of own shares by employee share trusts	–	–	(10)	–	–	–	–	(10)	–	(10)
Release of own shares by employee share trusts	–	–	39	–	–	–	(39)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	23	23	–	23
Tax related to share schemes	–	–	–	–	–	–	11	11	–	11
Equity dividends paid	–	–	–	–	–	–	(1,693)	(1,693)	(5)	(1,698)
Transaction costs relating to shareholder returns	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange adjustments	(28)	(2)	2	28	–	–	–	–	–	–
At 31 December 2016	141	9	(11)	(2,860)	111	466	990	(1,154)	8	(1,146)

All items above are shown net of tax.

Notes on pages 103 to 161 form an integral part of these Financial Statements.

100	IHG | Annual Report and Form 20-F 2018

Group statement of financial position

			2017	2016
		2018	Restated [a]	Restated [a]
31 December 2018	Note	$m	$m	$m
ASSETS
Property, plant and equipment	12	447	425	419
Goodwill and other intangible assets	13	1,143	967	858
Investment in associates and joint ventures	14	104	141	111
Trade and other receivables		–	–	8
Retirement benefit assets	25	–	3	–
Other financial assets	15	260	228	248
Derivative financial instruments	22	7	–	–
Non-current tax receivable		31	16	23
Deferred tax assets	8	60	75	69
Contract costs	3	55	51	45
Contract assets	3	270	241	185
Total non-current assets		2,377	2,147	1,966
Inventories		5	3	3
Trade and other receivables	16	613	551	469
Current tax receivable		27	101	77
Other financial assets	15	1	16	20
Derivative financial instruments	22	1	–	–
Cash and cash equivalents	17	704	168	206
Contract costs	3	5	7	8
Contract assets	3	20	17	13
Total current assets		1,376	863	796
Total assets	2	3,753	3,010	2,762
LIABILITIES
Loans and other borrowings	20	(120)	(126)	(106)
Derivative financial instruments		–	–	(3)
Trade and other payables	18	(618)	(597)	(526)
Deferred revenue	3	(572)	(490)	(462)
Provisions	19	(10)	(3)	(3)
Current tax payable		(50)	(64)	(50)
Total current liabilities		(1,370)	(1,280)	(1,150)
Loans and other borrowings	20	(2,129)	(1,893)	(1,606)
Retirement benefit obligations	25	(91)	(104)	(96)
Trade and other payables	18	(158)	(36)	(29)
Deferred revenue	3	(934)	(867)	(852)
Provisions	19	(17)	(5)	(5)
Non-current tax payable		–	(25)	–
Deferred tax liabilities	8	(131)	(101)	(170)
Total non-current liabilities		(3,460)	(3,031)	(2,758)
Total liabilities	2	(4,830)	(4,311)	(3,908)
Net liabilities		(1,077)	(1,301)	(1,146)
EQUITY
Equity share capital	27	146	154	141
Capital redemption reserve	27	10	10	9
Shares held by employee share trusts	27	(4)	(5)	(11)
Other reserves	27	(2,865)	(2,874)	(2,860)
Fair value reserve	27	47	79	111
Cash flow hedging reserve	27	(4)	–	–
Currency translation reserve	27	419	377	466
Retained earnings		1,166	951	990
IHG shareholders’ equity		(1,085)	(1,308)	(1,154)
Non-controlling interest	27	8	7	8
Total equity		(1,077)	(1,301)	(1,146)

[a]	Restated for the adoption of IFRS 15 (see pages 109 to 113).

Signed on behalf of the Board, Paul Edgecliffe-Johnson 18 February 2019	Notes on pages 103 to 161 form an integral part of these Financial Statements.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Group Financial Statements	101

Group Financial Statements

Group Financial Statements continued

Group statement of cash flows

			2017	2016
		2018	Restated [a]	Restated [a]
For the year ended 31 December 2018	Note	$m	$m	$m
Profit for the year		352	541	459
Adjustments reconciling profit for the year to cash flow from operations before contract acquisition costs	24	502	308	491
Cash flow from operations before contract acquisition costs	24	854	849	950
Contract acquisition costs, net of repayments		(54)	(57)	(42)
Cash flow from operations		800	792	908
Interest paid		(70)	(69)	(72)
Interest received		2	1	4
Tax paid on operating activities	8	(66)	(147)	(130)
Net cash from operating activities		666	577	710

Cash flow from investing activities
Purchase of property, plant and equipment		(46)	(44)	(32)
Purchase of intangible assets		(112)	(172)	(130)
Investment in associates and joint ventures		(1)	(47)	(14)
Loan advances to associates and joint ventures		–	–	(2)
Investment in other financial assets		(33)	(30)	(13)
Acquisition of businesses, net of cash acquired	11	(38)	–	–
Capitalised interest paid	7	(5)	(6)	(5)
Landlord contributions to property, plant and equipment		8	14	–
Disposal of hotel assets, net of costs and cash disposed		–	–	(5)
Loan repayments by associates and joint ventures		–	9	–
Distributions from associates and joint ventures		32	–	2
Repayments of other financial assets		8	20	25
Disposal of equity securities	15	–	75	–
Tax paid on disposals	8	(2)	(25)	–
Net cash from investing activities		(189)	(206)	(174)

Cash flow from financing activities
Purchase of own shares by employee share trusts		(3)	(3)	(10)
Dividends paid to shareholders	9	(199)	(593)	(1,693)
Dividend paid to non-controlling interest		(1)	(3)	(5)
Transaction costs relating to shareholder returns		–	–	(1)
Issue of long-term bonds, including effect of currency swaps	20	554	–	459
Long-term bonds repaid		–	–	(315)
(Decrease)/increase in other borrowings	20	(268)	153	109
Proceeds from currency swaps		3	–	–
Net cash from financing activities		86	(446)	(1,456)

Net movement in cash and cash equivalents in the year		563	(75)	(920)
Cash and cash equivalents at beginning of the year	17	58	117	1,098
Exchange rate effects		(21)	16	(61)
Cash and cash equivalents at end of the year	17	600	58	117

[a]	Restated for the adoption of IFRS 15 (see pages 109 to 113).

Notes on pages 103 to 161 form an integral part of these Financial Statements.

102	IHG | Annual Report and Form 20-F 2018

Accounting policies

General information

This document constitutes the Annual Report and Financial Statements in accordance with UK Listing Rules requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934.

The Consolidated Financial Statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2018 were authorised for issue in accordance with a resolution of the Directors on 18 February 2019. InterContinental Hotels Group PLC (the Company) is incorporated and domiciled in Great Britain and registered in England and Wales.

Significant accounting policies

Basis of preparation

The Consolidated Financial Statements of IHG have been prepared on a going concern basis and under the historical cost convention, except for assets classified as fair value through other comprehensive income (FVOCI) and liabilities and derivatives measured at fair value through profit or loss. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and in accordance with IFRS as adopted by the European Union (EU) and as applied in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Consolidated Financial Statements for the years presented.

The impact of adopting new accounting standards is disclosed on pages 109 to 114.

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

The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement, through the deferral of salary with matching company contributions. Employees can draw down on the plan in certain limited circumstances during employment. The assets of the plan are held in a company-owned trust which is not consolidated as the relevant activity of the trust, being the investment of the funds in the trust, is directed by the participating employees of the plan and the company has no exposure to the gains and losses resulting from those investment decisions. The assets of the trust are held solely for the benefit of the participating employees and to pay plan expenses, other than in the case of a company insolvency in which case they can be claimed by the general creditors of the company. At 31 December 2018, the trust had assets with a fair value of $193m (2017: $197m).

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

Business combinations and goodwill

On the acquisition of a business, identifiable assets and liabilities acquired are measured at their fair value. Contingent liabilities

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Accounting policies	103

Group Financial Statements

Accounting policies continued

assumed are measured at fair value unless this cannot be measured reliably, in which case they are not recognised but are disclosed in the same manner as other contingent liabilities. The measurement of deferred tax assets and liabilities arising on acquisition is as described in the general principles detailed within the ‘Taxes’ accounting policy note on page 106 with the exception that no deferred tax is provided on taxable temporary differences in connection with the initial recognition of goodwill.

The cost of an acquisition is measured as the aggregate of the fair value of the consideration transferred. Contingent and deferred consideration is remeasured at fair value at each reporting date with changes in fair value recognised in profit or loss.

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

The value of management contracts is amortised on a straight-line basis over the life of the contract including any extension periods at IHG’s option, up to a maximum of 50 years.

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

Financial assets

Policy from 1 January 2018

On initial recognition, the Group classifies its financial assets as being subsequently measured at amortised cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss.

Financial assets which are held to collect contractual cash flows and give rise to cash flows that are solely payments of principal and interest (SPPI) on the principal outstanding are subsequently measured at amortised cost. Interest on these assets is calculated using the effective interest rate method and is recognised in the income statement as interest income. The Group recognises a provision for expected credit losses for all debt instruments held at amortised cost. Where there has not been a significant increase in credit risk since initial recognition, provision is made for defaults that are possible within the next 12 months. Where there has been a significant increase in credit risk since initial recognition, provision is made for credit losses expected over the remaining life of the asset.

The Group has elected to irrevocably designate equity investments as FVOCI when they meet the definition of equity under IAS 32 ‘Financial Instruments: Presentation’ and are not held for trading. Changes in the value of equity investments classified as FVOCI are recorded directly in equity within the fair value reserve and are never recycled to the income statement. Dividends from equity investments classified as FVOCI are recognised in the income statement as other operating income and expenses. Equity instruments classified as FVOCI are not subject to impairment assessment.

The Group does not currently hold any financial assets, other than derivatives, which are measured at fair value through profit or loss.

Policy prior to 1 January 2018

Management determines the classification of financial assets on initial recognition and they are subsequently held at amortised cost (loans and receivables) or fair value (available-for-sale equity investments). Interest on loans and receivables is calculated using the effective interest rate method and is recognised in the income statement as interest income. Changes in fair values of equity investments are recorded directly in equity within the fair value reserve. On disposal, the accumulated fair value adjustments recognised in equity are recycled to the income statement. Dividends from equity investments are recognised in the income statement as other operating income and expenses.

Financial assets are assessed for impairment at each period-end date. In the case of an equity investment measured at fair value, a significant or prolonged decline in fair value below cost is evidence that the asset is impaired. If an available-for-sale equity investment is impaired, the difference between original cost and fair value is transferred from equity to the income statement to the extent of any cumulative loss recorded in equity, with any excess charged directly to the income statement. Subsequent impairment reversals relating to previously impaired equity instruments are recorded in equity.

104	IHG | Annual Report and Form 20-F 2018

Trade receivables

Policy from 1 January 2018

Trade receivables are recorded at their original amount less provision for expected credit losses. The Group has elected to apply the simplified version of the expected credit loss model permitted by IFRS 9 in respect of trade receivables, which involves assessing lifetime expected credit losses on all balances. The Group has established a provision matrix that is based on its historical credit loss experience by region and may be adjusted for specific forward-looking factors. The carrying amount of the receivable is reduced through the use of a provision account and movements in the provision are recognised in the income statement within cost of sales.

When a previously provided trade receivable is uncollectable, it is written off against the provision. Balances which are more than 180 days past due are considered to be in default and are written off the ledgers but continue to be actively pursued. Adjustments to this policy may be made in specific circumstances.

At each reporting date, the Group assesses whether trade receivables are credit-impaired, for example if the customer is in significant financial difficulty.

Policy prior to 1 January 2018

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

Cash flow hedges

Financial instruments are classified as cash flow hedges when hedging exposure to variability in cash flows that are attributable to either a highly probable forecast transaction or a particular risk associated with a recognised asset or liability.

Changes in the fair value are recorded in other comprehensive income and the cash flow hedging reserve to the extent that the hedges are effective. When the hedged item is recognised, the cumulative gains and losses on the related hedging instrument are reclassified to the income statement.

Net investment hedges

Financial instruments are classified as net investment hedges when they hedge the Group’s net investment in foreign operations.

Changes in the fair value are recorded in other comprehensive income and the currency translation reserve to the extent that the hedges are effective. The cumulative gains and losses remain in equity until a foreign operation is sold, at which point they are reclassified to the income statement.

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

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Accounting policies	105

Group Financial Statements

Accounting policies continued

Taxes

Current tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities, including interest. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

Deferred tax

Deferred tax assets and liabilities are recognised in respect of temporary differences between the tax base and carrying value of assets and liabilities including on fixed assets, software, application fees, contract costs, unrelieved tax losses, unremitted profits from subsidiaries, gains rolled over into replacement assets, and other short-term temporary differences.

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

Defined benefit plans

Plan assets are measured at fair value and plan liabilities are measured on an actuarial basis using the projected unit credit method, discounted at an interest rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The difference between the value of plan assets and liabilities at the period-end date is the amount of surplus or deficit recorded in the statement of financial position as an asset or liability. An asset is recognised when the employer has an unconditional right to use the surplus at some point during the life of the plan or on its wind-up.

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

Revenue recognition

Revenue is recognised at an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer.

Fee business revenue

Under franchise agreements, the Group’s performance obligation is to provide a licence to use IHG’s trademarks and other intellectual property. Franchise royalty fees are typically charged as a percentage of hotel gross rooms revenues and are treated as variable consideration, recognised as the underlying hotel revenues occur.

Under management agreements, the Group’s performance obligation is to provide hotel management services and a licence to use IHG’s trademarks and other intellectual property. Base and incentive management fees are typically charged. Base management fees are typically a percentage of total hotel revenues and incentive management fees are generally based on the hotel’s profitability or cash flows. Both are treated as variable consideration. Like franchise fees, base management fees are recognised as the underlying hotel revenues occur. Incentive management fees are recognised over time when it is considered highly probable that the related performance criteria will be met, provided there is no expectation of a subsequent reversal of the revenue.

Application and re-licensing fees are not considered to be distinct from the franchise performance obligation and are recognised over the life of the related contract.

Contract assets

Amounts paid to hotel owners to secure management contracts and franchise agreements (‘key money’) are treated as consideration payable to a customer. A contract asset is initially recorded which is recognised as a deduction to revenue over the initial term of the contract.

Revenue from owned and leased hotels

At its owned, leased and managed lease hotels, the Group’s performance obligation is to provide accommodation and other goods and services to guests. Revenue includes rooms revenue and food and beverage sales, which is recognised when the rooms are occupied and food and beverages are sold.

Cost reimbursements

In a managed property, the Group acts as employer of the general manager and other employees at the hotel and is entitled to reimbursement of these costs. The performance obligation is satisfied over time as the employees perform their duties, consistent with when reimbursement is received. Reimbursements for these services are shown as revenue with an equal matching employee cost, with no profit impact. Certain other costs relating to both managed and franchised hotels are also contractually reimbursable to IHG and, where IHG is deemed to be acting as principal in the provision of the related services, the revenue and cost are shown on a gross basis.

106	IHG | Annual Report and Form 20-F 2018

System Fund revenues

The Group operates a System Fund (the Fund) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation Systems and hotel loyalty programme. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

Under both franchise and management agreements, the Group is required to provide marketing and reservations services, as well as other centrally managed programmes. These services are provided by the Fund and are funded by assessment fees. Costs are incurred and allocated to the Fund in accordance with the principles agreed with the IHG Owners Association. The Group acts as principal in the provision of the services as the related expenses primarily comprise payroll and marketing expenses under contracts entered into by the Group. The assessment fees from hotel owners are generally levied as a percentage of hotel revenues and are recognised as those hotel revenues occur.

Certain travel agency commission revenues within the Fund are recognised on a net basis, where it has been determined that IHG is acting as agent.

In respect of the loyalty programme (IHG Rewards Club), the related performance obligation is to arrange for the provision of future benefits to members on consumption of previously earned reward points. Members have a choice of benefits: reward nights at an IHG hotel or other goods or services provided by third parties. Under its franchise and management contracts, IHG receives assessment fees based on total qualifying hotel revenue from IHG Rewards Club members’ hotel stays.

The Group’s performance obligation is not satisfied in full until the member has consumed the points at a participating hotel or selected a reward from a third-party. Accordingly, loyalty assessments are deferred in an amount that reflects the stand-alone selling price of the future benefit to the member. The amount of revenue ultimately recognised is impacted by a “breakage” estimate of the number of points that will never be consumed. On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in formulating this estimate.

As materially all of the points will be either consumed at IHG managed or franchised hotels owned by third parties, or exchanged for awards provided by third parties, IHG is deemed to be acting as agent on consumption and therefore recognises the related revenue net of the cost of reimbursing the hotel or third-party that is providing the benefit.

Performance obligations under the Group’s co-branding arrangements comprise:

•	arranging for the provision of future benefits to members who have earned points or free night certificates;

•	marketing services; and

•	providing the co-brand partner with the right to access the loyalty programme.

Fees from these agreements comprise fixed amounts normally payable at the beginning of the contract, and variable amounts paid on a monthly basis. Variable amounts are typically based on the number of points and free night certificates issued to members and the marketing services performed by the Group. Total fees are allocated to the performance obligations based on their estimated stand-alone selling prices. Revenue allocated to marketing and licensing obligations is recognised on a monthly basis as the obligation is satisfied. Revenue relating to points and free night certificates is recognised when the member has consumed the points or certificates at a participating hotel or has selected a reward from a third-party, net of the cost of reimbursing the hotel or third-party that is providing the benefit.

Judgement is required in estimating the stand-alone selling prices which are based upon generally accepted valuation methodologies regarding the value of the licence provided, and the number of points and certificates expected to be issued. However the value of revenue recognised and the deferred revenue balance at the end of the year is not materially sensitive to changes in these assumptions.

Contract costs

Certain costs incurred to secure management and franchise contracts, typically developer commissions, are capitalised and amortised over the initial term of the related contract. These costs are presented as ‘Contract costs’ in the Group statement of financial position.

Contract assets and contract costs are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

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

Disposal of non-current assets

The Group recognises sales proceeds and any related gain or loss on disposal on completion of the sales process. In determining whether the gain or loss should be recorded, the Group considers whether it:

•	has a continuing managerial involvement to the degree associated with asset ownership;

•	has transferred the significant risks and rewards associated with asset ownership; and

•	can reliably measure and will actually receive the proceeds.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Accounting policies	107

Group Financial Statements

Accounting policies continued

Fair value measurement

The Group measures financial liabilities at fair value through profit or loss, financial assets measured at FVOCI, and derivatives at fair value on a recurring basis and other assets when impaired by reference to fair value less costs of disposal. Additionally, the fair value of other financial assets and liabilities requires disclosure.

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

For assets and liabilities measured at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

Critical accounting policies and the use of judgements, estimates and assumptions

In determining and applying the Group’s accounting policies, management are required to make judgements, estimates and assumptions. An accounting policy is considered to be critical if its selection or application could materially affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Management consider that critical estimates and assumptions are used in impairment testing and for measuring the loyalty programme liability, as discussed in further detail below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances. Actual results could differ under different policies, judgements, estimates and assumptions or due to unforeseen circumstances.

Loyalty programme – the hotel loyalty programme, IHG Rewards Club, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and consume points at a later date for free accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects IHG’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by ‘breakage’. On an annual basis the Group engages an external actuary who uses statistical formulae to assist in the estimate of the number of points that will never be consumed ‘breakage’.

Following the introduction of a points expiration policy in 2015, breakage has become more judgemental due to there being limited historical data on the impact of such a change. Actuarial gains and losses would correspondingly adjust the amount of System Fund revenues recognised and deferred revenue in the Group statement of financial position.

At 31 December 2018, deferred revenue relating to the loyalty programme was $1,181m (2017: $1,057m). Based on the conditions existing at the balance sheet date, a one percentage point decrease in the breakage estimate relating to outstanding points would increase this liability by approximately $14m.

Impairment testing – intangible assets with definite useful lives, property, plant and equipment, contract assets and contract costs are tested for impairment when events or circumstances indicate that their carrying value may not be recoverable. Goodwill and intangible assets with indefinite useful lives are subject to an impairment test on an annual basis or more frequently if there are indicators of impairment. Assets that do not generate independent cash flows are combined into cash-generating units. Associates and joint ventures are tested for impairment when there is objective evidence that they might be impaired.

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

At 31 December 2018, the Group had goodwill of $313m (2017: $237m) and brands of $250m (2017: $193m), both of which are subject to annual impairment testing. Information on the impairment tests performed is included in note 13.

At 31 December 2018, the Group also had property, plant and equipment, intangible assets (excluding goodwill and brands) and investments in associates and joint ventures with a net book value of $447m, $580m and $104m (2017: $425m, $537m and $141m) respectively. No impairment was recognised during the year. In respect of those assets requiring an impairment test and depending on how recoverable amount was assessed, a 10% reduction in fair value or estimated future cash flows would have resulted in an impairment charge of $10m.

108	IHG | Annual Report and Form 20-F 2018

New accounting standards and presentational changes

IFRS 15 ‘Revenue from Contracts with Customers’

With effect from 1 January 2018, the Group has adopted IFRS 15 ‘Revenue from Contracts with Customers’ which introduces a new five-step approach to measuring and recognising revenue from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Group has elected to apply the full retrospective method in adopting IFRS 15 and has applied the following practical expedients:

•	the transaction price at the date of contract completion was used for contracts that had variable consideration and were completed before 1 January 2018;

•	for contracts modified before 1 January 2016, the aggregate effect of all modifications has been reflected when (i) identifying satisfied and unsatisfied performance obligations, (ii) determining the transaction price and (iii) allocating the transaction price to the satisfied and unsatisfied performance obligations.

Prior to adoption of IFRS 15, the Group’s revenue was primarily comprised of fee-based revenue from franchise and management contracts, and hotel revenue in owned, leased and managed lease properties. The recognition of these revenue streams is largely unchanged by IFRS 15 (see accounting policy on page 106).

The key changes resulting from the adoption of IFRS 15 are as follows:

Managed and franchised hotel cost reimbursements

Under IFRS 15, the provision of employees to managed hotels is not considered to be a service that is distinct from the general hotel management service. Reimbursements for the cost of IHG employees working in managed hotels are therefore shown as revenue with an equal matching cost, with no profit impact. Certain other costs relating to both managed and franchised hotels are also contractually reimbursable to IHG and where IHG is deemed to be acting as principal in the provision of the related services, the revenue and cost are shown on a gross basis under IFRS 15 in the lines ‘Reimbursement of costs’ and ‘Reimbursed costs’. Under previous accounting policies, no revenue or matching cost was recognised. This change increased 2017 revenue and expense by $1,103m, with no profit impact.

Initial application and re-licensing fees

Under previous accounting, application and re-licensing fees were recognised as revenue when billed as the monies received are not refundable and IHG has no further obligations to satisfy. Under IFRS 15, there is a requirement to consider whether the payment of these fees transfers a distinct good or service to the customer that is separate from the promise to provide franchise services. As this is not the case, IFRS 15 requires initial application and re-licensing fees to be recognised as services are provided, over the life of the related contract. The spreading of these fees results in an initial reduction to revenue and operating profit, and the recognition of deferred revenue on the statement of financial position, reflecting the profile of increased amounts received in recent years. This change reduced 2017 revenue from fee business by $14m and increased 2017 deferred revenue by $163m, comprising $24m current and $139m non-current. There was also a $40m decrease in deferred tax liabilities related to this adjustment.

Contract costs

Contract costs related to securing management and franchise contracts were previously charged to the income statement as incurred. Under IFRS 15, certain costs qualify to be capitalised as the cost of obtaining a contract and are amortised over the initial term of the related contract. This change increased 2017 operating profit by $5m and the capitalisation of contract costs on the statement of financial position at 31 December 2017 by $58m, comprising $7m current and $51m non-current. There was also a $15m increase in deferred tax liabilities related to this adjustment.

Amortisation of amounts paid to hotel owners to secure management contracts and franchise agreements (‘key money’)

Under previous accounting, key money payments were capitalised as intangible assets and amortised over the life of the related contracts. Under IFRS 15, these payments are treated as ‘consideration payable to a customer’ and therefore recorded as a contract asset and recognised as a deduction to revenue over the contract term. This change results in a reduction to revenue and depreciation and amortisation for the year ended 31 December 2017 of $17m, with no change to operating profit, and the reclassification of key money on the statement of financial position from intangible assets to contract assets at 31 December 2017 of $257m, of which $17m was classified as current and $240m was classified as non-current.

In the Group statement of cash flows, these contract acquisition costs are reclassified from investing activities to cash flow from operations.

Owned hotel disposals subject to a management contract

Under previous accounting, when hotels were sold and the Group retained management of the hotel, the consideration recognised included both the cash received and the fair value of the management contract which was capitalised as an intangible asset and subsequently amortised to the income statement. This accounting was governed by the ‘exchange of assets’ criteria included in IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’. IFRS 15 specifically includes property sales in its scope and results in the sales consideration being recorded at the fair value of the encumbered hotel, which generally will be equivalent to the cash received. This change resulted in the derecognition of historic intangible asset balances at 31 December 2017 of $243m and a lower amortisation charge in the income statement for the year ended 31 December 2017 of $8m. This change also resulted in an increase in deferred tax assets and reduction in deferred tax liabilities of $19m and $32m respectively at 31 December 2017.

Other adjustments

Other adjustments, which are immaterial, include re-assessments of IHG’s role as principal in other revenue transactions and the treatment of payments under performance guarantees as a reduction to the transaction price within management contracts.

System Fund adjustments

The Group operates a System Fund (the Fund) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation Systems and hotel loyalty programme. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG, but is managed for the benefit of hotels in the System with the objective of driving revenues for the hotels. Consequently, under previous accounting these revenues and expenses were not recorded in the Group income statement.

Under IFRS 15, an entity is regarded as a principal if it controls a service prior to transfer to the customer. As marketing and reservations expenses primarily comprise payroll and marketing expenses under contracts entered into by the Group, management has determined that the Group controls these services. Fund revenues and expenses are therefore recognised on a gross basis in the Group income statement. Assessment fees from hotel owners are generally levied as a percentage of hotel revenues and are recognised as those hotel revenues occur.

In respect of the loyalty programme (IHG Rewards Club), the Group has determined that the related performance obligation is not satisfied in full until the member has consumed the points at a participating hotel. Accordingly, revenue related to loyalty points earned by members or sold under co-branding arrangements is deferred in an

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | New accounting standards and presentational changes	109

Group Financial Statements

New accounting standards and presentational changes continued

amount that reflects the stand-alone selling price of the future benefit to the member. As materially all of the points will be consumed at IHG managed or franchised hotels owned by third parties, IHG is deemed to be acting as agent on redemption and therefore recognises the related revenue net of the cost of reimbursing the hotel that is providing the hotel stay. The deferred revenue balance under IFRS 15 (31 December 2017: $1,057m) is higher than the points redemption cost liability that was recognised under previous accounting (31 December 2017: $760m) resulting in an increase in the Group’s net liabilities.

Management has also determined that in addition to the performance obligation for the redemption of points, co-branding arrangements contain other performance obligations including marketing services and the right to access the loyalty programme. Revenue attributable to the stand-alone selling price of these additional services is recognised as the Group performs its obligations over the term of the co-branding arrangement.

Certain travel agency commission revenues within the Fund will be recognised on a net basis, where it has been determined that IHG acts as agent under IFRS 15.

Under previous accounting, any short-term timing surplus or deficit in the Fund was carried in the Group statement of financial position within working capital. Under IFRS 15, the in-year Fund surplus or deficit is recognised in the Group income statement. Both the previous accounting treatment and the change on applying IFRS 15, (and the equivalent US GAAP standard), are consistent with other companies in the hotel industry. The Fund surplus of $158m at 31 December 2017 was derecognised resulting in a reduction in the Group’s net liabilities.

IHG also records an interest charge on the accumulated balance of cash in advance of the consumption of IHG Rewards Club points. In 2017 these interest payments totalled $7m, and were recognised as interest income for the Fund and interest expense for IHG. The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System, which totalled $6m in 2017. As the Fund is now included on the Group income statement, these amounts are included in the reported net Group financial expenses.

The System Fund accounting changes result in an increase in recorded revenue and expenses for the year ended 31 December 2017 of $1,217m and $1,251m respectively. However, since the Group has an agreement with the IHG Owners Association that the Fund is not managed to a gain or loss for IHG, any in-year profit or loss resulting from Fund activity is excluded from the calculation of underlying operating profit and adjusted earnings per share as the agreement is to spend these funds for the benefit of hotels in the System.

Opening total equity at 1 January 2016 decreases from $319m to $(118)m (see page 100).

The impact of adopting IFRS 15 and other presentational changes on previously reported line items in the Group Financial Statements is set out on the following pages.

110	IHG | Annual Report and Form 20-F 2018

Impact of IFRS 15 and other presentational changes on the Group income statement

Year ended 31 December 2017	As previously reported $m	IFRS 15 – Core IHG $m	IFRS 15 – System Fund $m	Other changes (page 114) $m	As restated $m
Revenue from fee business	1,600	(33)	–	(188)	1,379
Revenue from owned, leased and managed lease hotels	184	4	–	163	351
System Fund revenues	–	–	1,217	25	1,242
Reimbursement of costs	–	1,103	–	–	1,103
Total revenue	1,784	1,074	1,217	–	4,075
Cost of sales	(608)	12	–	25	(571)
System Fund expenses	–	–	(1,251)	(25)	(1,276)
Reimbursed costs	–	(1,103)	–	–	(1,103)
Administrative expenses	(328)	(9)	–	–	(337)
Share of gains/(losses) of associates and joint ventures	3	–	–	–	3
Other operating income	11	–	–	–	11
Depreciation and amortisation	(103)	25	–	–	(78)
Operating profit before exceptional items	759	(1)	(34)	–	724
Impairment charges	(18)	–	–	–	(18)
Other exceptional items	22	–	–	–	22
Operating profit	763	(1)	(34)	–	728
Financial income	4	–	–	–	4
Financial expenses	(89)	–	13	–	(76)
Tax	(85)	(28)	(2)	–	(115)
Profit after tax	593	(29)	(23)	–	541

Impact of IFRS 15 on the Group statement of comprehensive income

Year ended 31 December 2017	As previously reported $m	IFRS 15 adoption $m	As restated $m
Profit for the year	593	(52)	541
Exchange losses on retranslation of foreign operations, net of related tax credit of $1m	(77)	(11)	(88)
Other items	(47)	–	(47)
Total comprehensive income for the year	469	(63)	406

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | New accounting standards and presentational changes	111

Group Financial Statements

New accounting standards and presentational changes continued

Impact of IFRS 15 on the Group statement of financial position

	31 December 2017
	As previously reported $m	IFRS 15 adoption $m	As restated $m
Goodwill and other intangible assets	1,467	(500)	967
Deferred tax assets	56	19	75
Contract costs	–	51	51
Contract assets	–	241	241
Other non-current assets	813	–	813
Total non-current assets	2,336	(189)	2,147
Contract costs	–	7	7
Contract assets	–	17	17
Other current assets	839	–	839
Total current assets	839	24	863
Total assets	3,175	(165)	3,010
Loyalty programme liability	(343)	343	–
Trade and other payables	(768)	171	(597)
Deferred revenue	–	(490)	(490)
Other current liabilities	(193)	–	(193)
Total current liabilities	(1,304)	24	(1,280)
Loyalty programme liability	(417)	417	–
Trade and other payables	(121)	85	(36)
Deferred revenue	–	(867)	(867)
Deferred tax liabilities	(157)	56	(101)
Other non-current liabilities	(2,027)	–	(2,027)
Total non-current liabilities	(2,722)	(309)	(3,031)
Total liabilities	(4,026)	(285)	(4,311)
Net liabilities	(851)	(450)	(1,301)
Equity share capital	154	–	154
Capital redemption reserve	10	–	10
Shares held by employee share trusts	(5)	–	(5)
Other reserves	(2,874)	–	(2,874)
Fair value reserve	79	–	79
Currency translation reserve	373	4	377
Retained earnings	1,405	(454)	951
IHG shareholders’ equity	(858)	(450)	(1,308)
Non-controlling interest	7	–	7
Total equity	(851)	(450)	(1,301)

112	IHG | Annual Report and Form 20-F 2018

Impact of IFRS 15 on the Group statement of cash flows

Year ended 31 December 2017	As previously reported $m	IFRS 15 adoption $m	As restated $m
Profit for the year	593	(52)	541
Adjustments reconciling profit for the year to cash flow from operations before contract acquisition costs	263	45	308
Cash flow from operations before contract acquisition costs	856	(7)	849
Contract acquisition costs, net of repayments	–	(57)	(57)
Cash flow from operations	856	(64)	792
Interest paid	(76)	7	(69)
Interest received	1	–	1
Tax paid on operating activities	(147)	–	(147)
Net cash from operating activities	634	(57)	577
Purchase of intangible assets	(229)	57	(172)
Other cash flows from investing activities	(34)	–	(34)
Net cash from investing activities	(263)	57	(206)
Net cash from financing activities	(446)	–	(446)
Net movement in cash and cash equivalents in the year	(75)	–	(75)
Cash and cash equivalents at beginning of the year	117	–	117
Exchange rate effects	16	–	16
Cash and cash equivalents at end of the year	58	–	58
Impact of IFRS 15 on basic and diluted earnings per ordinary share
Year ended 31 December 2017	As previously reported cents	IFRS 15 adoption cents	As restated cents
Basic earnings per ordinary share	306.7	(26.9)	279.8
Diluted earnings per ordinary share	305.2	(26.8)	278.4

IFRS 9 ‘Financial Instruments’

With effect from 1 January 2018, the Group has adopted IFRS 9 ‘Financial Instruments’. IFRS 9 introduces new requirements for classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

The Group has applied the requirements of IFRS 9 retrospectively, except for hedge accounting. The new rules for hedge accounting will be applied prospectively in line with the requirements of the standard. The Group has not applied any practical expedients available under IFRS 9. The Group has not restated prior periods as allowed by the transition provisions of IFRS 9 as restatement is impracticable without the use of hindsight. Accordingly, the information presented for 2017 reflects the classification of assets under IAS 39, not IFRS 9.

The only impact of IFRS 9 on the Group Financial Statements is to reclassify the impact of historic impairments on equity instruments measured at fair value through other comprehensive income (FVOCI). These impairments were originally recorded in the Group income statement, but under IFRS 9 they would have been recorded in the fair value reserve and only transferred to retained earnings when the equity investments are derecognised. An adjustment of $18m has been made to the Group statement of changes in equity at 1 January 2018 to reflect this reclassification.

Changes to the Group’s accounting policies resulting from the adoption of IFRS 9 are detailed on pages 104 and 105.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | New accounting standards and presentational changes	113

Group Financial Statements

New accounting standards and presentational changes continued

Amendments to IFRS 2

From 1 January 2018 the Group has applied Amendments to IFRS 2 ‘Classification and Measurement of Share-Based Payment Transactions’. The amendments address the effects of vesting conditions on the measurement of cash-settled share-based payment transactions; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. Adoption of this amendment has had no impact on the Financial Statements.

Other changes

In addition to the adoption of IFRS 15 and IFRS 9, these Financial Statements have been restated to reflect several other changes to the presentation of the Group’s financial results.

Exceptional items

Exceptional items, which were previously shown in a separate column of the Group income statement, are now presented as a separate line item, with detailed disclosure in note 6.

New operating segments

See note 2.

Reporting of fee business results

Revenue and operating profit from management and franchise agreements, together with regional and Central overheads, have been combined into one category, ‘fee business’, to more closely reflect the way the business is now reported as a result of the ongoing reorganisation (see note 2).

Reporting of managed lease hotels

The revenue and operating profit of managed lease hotels, previously reported as part of the Group’s managed operations, are now reported with owned and leased hotels. As the full results of these hotels are consolidated into IHG’s income statement, this gives a clearer view of the reported fee business revenues and profits.

Overhead allocations

Minor changes have been made to the basis for allocating overheads to the regional and central operating segments.

InterContinental reservation fees and costs

Reservation fees and costs associated with the InterContinental brand have previously been recognised in IHG’s income statement. These fees and costs have now been moved to the System Fund to align with the treatment of IHG’s other brand programmes. As this programme is not managed to make a profit or loss for IHG, there is no operating profit impact.

Prior year comparatives have been restated to reflect these presentational changes and the impact on the Group income statement for the years ended 31 December 2017 and 31 December 2016 is as follows:

	Year ended 31 December 2017			Year ended 31 December 2016
	Managed leases $m	InterContinental reservations $m	Total $m	Managed leases $m	InterContinental reservations $m	Total $m
Revenue from fee business	(163)	(25)	(188)	(162)	(23)	(185)
Revenue from owned, leased and managed lease hotels	163	–	163	162	–	162
System Fund revenues	–	25	25	–	23	23
Total revenue	–	–	–	–	–	–
Cost of sales	–	25	25	–	23	23
System Fund expenses	–	(25)	(25)	–	(23)	(23)
Operating profit	–	–	–	–	–	–

114	IHG | Annual Report and Form 20-F 2018

New standards issued but not yet effective

IFRS 16 ‘Leases’

The Group will adopt IFRS 16 ‘Leases’ with effect from 1 January 2019. IFRS 16 eliminates the classification of leases as either operating or finance leases for lessees and introduces a single accounting model which is similar to the current accounting model for finance leases under IAS 17.

Lessees will be required to recognise on the balance sheet ‘right-of-use’ assets which represent the right to use underlying assets during the lease term and a lease liability representing the minimum lease payment for all leases. Depreciation of ‘right-of-use’ assets and interest on lease liabilities will be charged to the income statement, replacing the corresponding operating lease rentals.

Management’s assessment of the impact of IFRS 16 is substantially complete; 90% of the Group’s lease liability relates to nine leases; 62% relating to hotels and 28% relating to offices.

The Group will take the elections available under IFRS 16 not to apply the lease accounting model to intangible assets, leases which are considered low value or which have a term of less than 12 months. The Group will apply the full retrospective method of application.

In respect of accounting for variable leases with guaranteed amounts, the guaranteed amount has been judged to be ‘in-substance fixed‘ and will be included in the lease liability under IFRS 16.

If the results for the year ended 31 December 2018 had been reported under IFRS 16, the estimated impacts would have been as follows:

$m
Cost of sales	18
Administrative expenses	33
Depreciation and amortisation	(34)
Interest expense	(19)
Tax	1
Total profit impact	(1)

Leased assets	323
Deferred tax assets	3
Other assets	(2)
Lease liabilities	(431)
Deferred tax liabilities	7
Other liabilities	31
Net assets impact	(69)

These estimates are subject to further refinement as the implementation project is finalised.

Other standards

From 1 January 2019, the Group will also apply the amendments to:

•	IAS 28 ‘Investments in Associates and Joint Ventures’ relating to long-term interests to which the equity method is not applied;

•	IFRS 9 ‘Financial Instruments’ relating to prepayment features with negative compensation;

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’;

•	IAS 19 ‘Plan Amendment, Curtailment or Settlement’; and

•	Other existing standards arising from the Annual Improvements to IFRSs 2015–2017 cycle.

These amendments are not expected to have a material impact on the Group’s reported financial performance or position.

The effective date for IFRS 17 ‘Insurance Contracts’ has been delayed to 1 January 2022. The Group has not yet determined the impact of this standard on the Group’s reported financial performance or position.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | New standards issued but not yet effective	115

Group Financial Statements

Notes to the Group Financial Statements

1. Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1=£0.75 (2017: $1=£0.78, 2016: $1=£0.74). In the case of the euro, the translation rate is $1=€0.85 (2017: $1=€0.89, 2016: $1=€0.90).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.78 (2017: $1=£0.74, 2016: $1=£0.81). In the case of the euro, the translation rate is $1=€0.87 (2017: $1=€0.83, 2016: $1=€0.95).

2. Segmental information

With effect from 1 January 2018, an internal reorganisation resulted in the formation of a new operating segment, Europe, Middle East, Asia and Africa (EMEAA), bringing together the former segments of Europe and Asia, Middle East and Africa (AMEA). By bringing together two strong, established regions, there will be an increased focus on growth through increased agility and effectiveness.

Following this reorganisation, the management of the Group’s operations, excluding Central functions, is organised within three geographical regions:

•	Americas;

•	EMEAA; and

•	Greater China.

These, together with Central functions, comprise the Group’s four reportable segments. Each of the geographical regions is led by its own Chief Executive Officer who reports to the Group Chief Executive Officer. No operating segments have been aggregated to form these reportable segments.

Central functions include costs of global functions including technology, sales and marketing, finance, human resources and corporate services; Central revenue arises principally from technology fee income.

Management monitors the operating results of the geographical regions and Central functions separately for the purpose of making decisions about resource allocation and performance assessment. The System Fund is not viewed as being part of the Group’s core operations as IHG is unable to profit from its activities. As such, its results are not regularly reviewed by the Chief Operating Decision Maker (CODM) and it does not constitute an operating segment under IFRS 8. Similarly, reimbursements of costs are not reported to the CODM and so are not included within the reportable segments.

Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Consolidated Financial Statements, excluding System Fund and exceptional items. Group financing activities and income taxes are managed on a Group basis and are not allocated to reportable segments.

Comparatives have been restated for IFRS 15 and presentational changes (see pages 109 to 114) to show segmental information on a consistent basis.

Revenue

Year ended 31 December	2018 $m	2017 Restated $m	2016 Restated $m
Americas	1,051	999	969
EMEAA	569	457	439
Greater China	143	117	112
Central	170	157	147
Revenue from reportable segments	1,933	1,730	1,667
System Fund revenues	1,233	1,242	1,199
Reimbursement of costs	1,171	1,103	1,046
Total revenue	4,337	4,075	3,912

116	IHG | Annual Report and Form 20-F 2018

2. Segmental information continued

Profit

Year ended 31 December	2018 $m	2017 Restated $m	2016 Restated $m
Americas	662	637	626
EMEAA	202	171	157
Greater China	69	52	46
Central	(117)	(102)	(123)
Operating profit from reportable segments	816	758	706
System Fund	(146)	(34)	35
Exceptional items (note 6)	(104)	4	(29)
Operating profit	566	728	712
Net finance costs	(81)	(72)	(80)
Profit before tax	485	656	632
Tax	(133)	(115)	(173)
Profit for the year	352	541	459

All items above relate to continuing operations.

Assets
31 December	2018 $m	2017 Restated $m
Americas	1,568	1,500
EMEAA	666	504
Greater China	110	105
Central	579	541
Segment assets	2,923	2,650
Unallocated assets:
Derivative financial instruments	8	–
Tax receivable	58	117
Deferred tax assets	60	75
Cash and cash equivalents	704	168
Total assets	3,753	3,010

Liabilities

31 December	2018 $m	2017 Restated $m
Americas	(676)	(620)
EMEAA	(241)	(232)
Greater China	(61)	(64)
Segment liabilities	(978)	(916)
Unallocated liabilities:
Loyalty and co-brand deferred revenue and other payables	(1,291)	(1,186)
Loans and other borrowings	(2,249)	(2,019)
Tax payable	(50)	(89)
Deferred tax liabilities	(131)	(101)
Deferred and contingent purchase consideration	(131)	–
Total liabilities	(4,830)	(4,311)

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	117

Group Financial Statements

Notes to the Group Financial Statements continued

2. Segmental information continued

Other segmental information

Year ended 31 December 2018	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure (page 119)	74	33	2	134	243
Non-cash items:
Depreciation and amortisation[a]	27	8	3	42	80
Share-based payments cost	8	4	3	12	27
Share of losses/(gains) of associates and joint ventures	6	(5)	–	–	1

Year ended 31 December 2017 (Restated)	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure (page 119)	120	26	2	188	336
Non-cash items:
Depreciation and amortisation[a]	23	7	1	47	78
Share-based payments cost	6	4	3	8	21
Share of losses/(gains) of associates and joint ventures	1	(4)	–	–	(3)
Impairment charges	18	–	–	–	18

Year ended 31 December 2016 (Restated)	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure	67	22	1	148	238
Non-cash items:
Depreciation and amortisation[a]	21	7	1	46	75
Share-based payments cost	6	4	3	4	17
Share of losses/(gains) of associates and joint ventures	7	(5)	–	–	2
Impairment charges	16	–	–	–	16

[a]

Included in the $80m (2017: $78m, 2016: $75m) of depreciation and amortisation is $61m (2017: $53m, 2016: $54m) relating to administrative expenses and $19m (2017: $25m, 2016: $21m) relating to cost of sales. A further $45m of depreciation and amortisation was recorded within System Fund expenses (2017: $36m, 2016: $31m).

118	IHG | Annual Report and Form 20-F 2018

2. Segmental information continued

Reconciliation of capital expenditure

Year ended 31 December 2018	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure per management reporting	74	33	2	134	243
Contract acquisition costs	(32)	(26)	–	–	(58)
Landlord contributions to property, plant and equipment	–	–	–	8	8
Timing differences and other adjustments	1	–	–	–	1
Additions per the Financial Statements	43	7	2	142	194

Comprising additions to:
Property, plant and equipment	13	2	2	30	47
Intangible assets	–	–	–	112	112
Investment in associates and joint ventures	3	–	–	–	3
Other financial assets	27	5	–	–	32
	43	7	2	142	194

Year ended 31 December 2017 (Restated)	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure per management reporting	120	26	2	188	336
Contract acquisition costs	(36)	(21)	–	–	(57)
Landlord contributions to property, plant and equipment	–	–	–	14	14
Timing differences and other adjustments	(12)	–	–	(1)	(13)
Additions per the Financial Statements	72	5	2	201	280

Comprising additions to:
Property, plant and equipment	10	–	2	32	44
Intangible assets	3	–	–	169	172
Investment in associates and joint ventures	47	–	–	–	47
Other financial assets	12	5	–	–	17
	72	5	2	201	280

Geographical information
Year ended 31 December	2018 $m	2017 Restated $m	2016 Restated $m
Revenue
United Kingdom	151	74	72
United States	1,950	1,845	1,750
China	222	201	192
Rest of World	781	713	699
	3,104	2,833	2,713
System Fund (note 32)	1,233	1,242	1,199
	4,337	4,075	3,912

For the purposes of the above table, hotel revenue is determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue. System Fund revenues are not included in the geographical analysis as the Group does not monitor the Fund’s revenue by location of the hotel, or in the case of the loyalty programme, according to the location where members consume their rewards.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	119

Group Financial Statements

Notes to the Group Financial Statements continued

2. Segmental information continued

31 December	2018 $m	2017 Restated $m
Non-current assets
United Kingdom	148	52
United States	1,510	1,476
Rest of World	361	297
	2,019	1,825

For the purposes of the above table, non-current assets comprise property, plant and equipment, goodwill and other intangible assets, investments in associates and joint ventures, non-current trade and other receivables, non-current contract costs and non-current contract assets. In addition to the United Kingdom, non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.

3. Revenue

A description of the Group’s contracts with customers and its performance obligations under those contracts is contained on pages 106-107 and 109-110.

Disaggregation of revenue

The following table presents Group revenue disaggregated by type of revenue stream and by reportable segment:

Year ended 31 December 2018	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	835	227	94	–	1,156
Incentive management fees	18	93	49	–	160
Central revenue	–	–	–	170	170
Revenue from fee business	853	320	143	170	1,486
Revenue from owned, leased and managed lease hotels	198	249	–	–	447
	1,051	569	143	170	1,933
System Fund revenues (note 32)					1,233
Reimbursement of costs					1,171
Total revenue					4,337

Year ended 31 December 2017	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	795	204	73	–	1,072
Incentive management fees	16	90	44	–	150
Central revenue	–	–	–	157	157
Revenue from fee business	811	294	117	157	1,379
Revenue from owned, leased and managed lease hotels	188	163	–	–	351
	999	457	117	157	1,730
System Fund revenues (note 32)					1,242
Reimbursement of costs					1,103
Total revenue					4,075

Year ended 31 December 2016	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	781	194	71	–	1,046
Incentive management fees	15	80	41	–	136
Central revenue	–	–	–	147	147
Revenue from fee business	796	274	112	147	1,329
Revenue from owned, leased and managed lease hotels	173	165	–	–	338
	969	439	112	147	1,667
System Fund revenues (note 32)					1,199
Reimbursement of costs					1,046
Total revenue					3,912

120	IHG | Annual Report and Form 20-F 2018

3. Revenue continued

Contract balances

The following tables present information about trade receivables, contract assets, and deferred revenue:

	2018 $m	2017 Restated $m
Trade receivables (note 16)	474	452
Contract assets	290	258
Deferred revenue	1,506	1,357

A trade receivable is recorded when the Group has issued an invoice and has an unconditional right to receive payment. In respect of franchise fees, base and incentive management fees, Central revenue and revenues from owned, leased and managed lease hotels, the invoice is typically issued as the related performance obligations are satisfied, as described on page 106.

Contract assets

Contract assets are recorded in respect of key money payments made to customers, normally at the beginning of the contract term, and payments under performance guarantees. These payments are recognised in the Group income statement as a deduction to revenue over the contract term and, in the Group statement of cash flows, key money payments are described as ‘contract acquisition costs’.

	2018 $m	2017 $m
At 1 January	258	198
Costs paid	58	73
Recognised as a deduction to revenue	(19)	(17)
Repayments	(2)	–
Exchange and other adjustments	(5)	4
At 31 December	290	258
Analysed as:
Current	20	17
Non-current	270	241
	290	258

Deferred revenue

Deferred revenue is recognised when payment is received before the related performance obligation is satisfied. The main categories of deferred revenue relate to the Loyalty programme, co-branding agreements, and franchise application and re-licensing fees.

	Loyalty programme $m	Other co-brand fees $m	Application & re-licensing fees $m	Other $m	Total $m
At 1 January 2018	1,057	88	163	49	1,357
Acquisition of businesses	–	–	–	8	8
Increase in deferred revenue	540	–	36	67	643
Recognised as revenue	(416)	(11)	(23)	(47)	(497)
Exchange and other adjustments	–	–	(1)	(4)	(5)
At 31 December 2018	1,181	77	175	73	1,506

Analysed as:
Current	491	11	23	47	572
Non-current	690	66	152	26	934
	1,181	77	175	73	1,506

	Loyalty programme $m	Other co-brand fees $m	Application & re-licensing fees $m	Other $m	Total $m
At 1 January 2017	1,033	100	148	33	1,314
Increase in deferred revenue	480	–	39	34	553
Recognised as revenue	(456)	(12)	(24)	(18)	(510)
At 31 December 2017	1,057	88	163	49	1,357

Analysed as:
Current	422	11	24	33	490
Non-current	635	77	139	16	867
	1,057	88	163	49	1,357

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	121

Group Financial Statements

Notes to the Group Financial Statements continued

3. Revenue continued

The table on the previous page does not include amounts which were received and recognised as revenue in the year. Amounts recognised as revenue were included in deferred revenue at the beginning of the year.

Loyalty programme revenues, shown gross in the table on the previous page, are presented net of the corresponding redemption cost in the Group income statement.

Other deferred revenue includes guest deposits received by owned, leased and managed lease hotels.

Transaction price allocated to remaining performance obligations

The Group has applied the practical expedient in IFRS 15 not to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as at the end of the reporting period for all amounts where the Group has a right to consideration in an amount that corresponds directly with the value to the customer of the Group’s performance completed to date (including franchise and management fees).

Amounts received and not yet recognised related to performance obligations that were unsatisfied at 31 December 2018 are as follows:

	2018			2017
Expected to be recognised in:	Loyalty and co-brand $m	Other $m	Total $m	Loyalty and co-brand $m	Other $m	Total $m
Less than one year	502	70	572	433	57	490
Between one and two years	257	31	288	221	29	250
Between two and three years	158	26	184	137	24	161
Between three and four years	106	22	128	95	22	117
Between four and five years	75	20	95	69	20	89
More than five years	160	79	239	190	60	250
	1,258	248	1,506	1,145	212	1,357

Contract costs

Movements in contract costs, typically developer commissions, are as follows:

	2018 $m	2017 $m
At 1 January	58	53
Costs incurred	9	12
Amortisation	(7)	(7)
At 31 December	60	58

Analysed as:
Current	5	7
Non-current	55	51
	60	58

122	IHG | Annual Report and Form 20-F 2018

4. Staff costs and Directors’ emoluments

	2018 $m	2017 $m	2016 $m
Staff costs
Wages and salaries	1,956	1,868	1,738
Social security costs	127	106	106
Pension and other post-retirement benefits:
Defined benefit plans (note 25)	19	5	5
Defined contribution plans	63	61	58
	2,165	2,040	1,907
Analysed as:
Costs borne by IHG[a]	708	645	594
Costs borne by the System Fund[b]	347	339	311
Costs reimbursed	1,110	1,056	1,002
	2,165	2,040	1,907

	2018	2017	2016
Average number of employees, including part-time employees
Employees whose costs are borne by IHG:
Americas	2,225	2,149	2,121
EMEAA	3,255	2,267	2,380
Greater China	324	294	299
Central	1,794	1,948	1,787
	7,598	6,658	6,587
Employees whose costs are borne by the System Fund	5,214	5,555	5,434
Employees whose costs are reimbursed	22,518	22,577	22,002
	35,330	34,790	34,023

[a]	Includes $36m (2017: $13m, 2016: $1m) classified as exceptional relating to the comprehensive efficiency programme.

[b]	Includes $21m (2017: $9m, 2016: $nil) relating to the comprehensive efficiency programme.

	2018 $m	2017 $m	2016 $m
Directors’ emoluments
Base salaries, fees, performance payments and benefits	7.1	4.9	6.1

More detailed information on the emoluments, pensions, share awards and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 72 to 85.

5. Auditor’s remuneration paid to Ernst & Young LLP

	2018 $m	2017 $m	2016 $m
Audit of the Financial Statements[a]	3.3	3.0	2.4
Audit of subsidiaries	2.9	2.2	2.2
Audit-related assurance services	0.2	0.2	0.2
Other assurance services	1.3	1.0	1.2
Tax compliance	–	0.1	0.4
Tax advisory	–	–	0.1
Other non-audit services not covered by the above	0.1	0.2	0.1
	7.8	6.7	6.6

[a]	Includes $0.4m (2017: $0.5m, 2016: $nil) of additional fees for specific procedures performed in relation to the implementation of new accounting standards.

Audit fees in respect of the pension scheme were not material.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	123

Group Financial Statements

Notes to the Group Financial Statements continued

6. Exceptional items

	2018 $m	2017 Restated $m	2016 $m
Exceptional items before tax
Administrative expenses:
Acquisition and integration costs[a]	(15)	(15)	(13)
Litigation[b]	(18)	–	–
Reorganisation costs[c]	(56)	(36)	–
Pension settlement cost[d]	(15)	–	–
	(104)	(51)	(13)

Other operating income and expenses:
Gain on disposal of equity securities measured at fair value (note 15)	–	73	–
	–	73	–

Impairment charges:
Associates (note 14)	–	(18)	(16)
	–	(18)	(16)
	(104)	4	(29)

Tax
Tax on exceptional items[e]	22	(2)	12
Exceptional tax[f]	5	90	–
	27	88	12
Exceptional items before tax analysed as:
Americas	(36)	37	(29)
EMEAA	(12)	(4)	–
Greater China	(1)	–	–
Central	(55)	(29)	–
	(104)	4	(29)

[a]

In 2018, relates to the acquisitions of Regent (see note 11), the UK portfolio (see note 11) and Six Senses (see note 33) and, in 2017 and 2016, related to the cost of integrating Kimpton into the operations of the Group. Kimpton was acquired on 16 January 2015 and the integration programme was completed in 2017.

[b]	Primarily relates to a material settlement agreed in respect of a lawsuit filed against the Group in the Americas region, together with associated legal fees.

[c]

In September 2017, the Group launched a comprehensive efficiency programme funding a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme is centred around strengthening the Group’s organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The programme is expected to be completed in 2019. The cost includes consultancy fees of $25m (2017: $24m) and severance costs of $18m (2017: $8m). An additional $47m (2017: $9m) has been charged to the System Fund.

[d]	Arises from the termination of the US funded Inter-Continental Hotels Pension Plan (see note 25).

[e]

In 2018, comprises a current tax credit of $11m on reorganisation costs (2017: $13m), a $5m current tax credit in respect of litigation costs, a $6m tax credit ($5m current tax and $1m deferred tax) arising from the US pension settlement, a $2m current tax credit in respect of acquisition costs and a $2m prior year current tax charge on the sale of a minority investment in 2017 (2017: $28m). In 2017 there was also a $7m (2016: $6m) deferred tax credit in respect of the impairment charge relating to the InterContinental Barclay associate, and a $6m (2016: $5m) deferred tax credit on Kimpton integration costs. In 2016 there was also a $1m credit in respect of other items.

[f]

In 2018, $5m (2017: $32m current tax charge) relates to a prior year current tax credit in respect of the “transition tax” introduced in December 2017 as a result of significant US tax reform. 2017 has been restated to reflect the re-measurement arising from the significant US tax reform on the deferred taxes created or eliminated by IFRS 15. The 2017 restated amounts include a $112m deferred tax credit as a result of the US tax reform and a $10m deferred tax credit representing a reduction in the Group’s unremitted earnings provision.

All items above relate to continuing operations.

The above items are treated as exceptional by reason of their size or nature, as further described on page 108.

124	IHG | Annual Report and Form 20-F 2018

7. Finance costs

	2018 $m	2017 Restated $m	2016 Restated $m
Financial income
Interest income on deposits	2	1	3
Interest income on loans and receivables	3	3	3
	5	4	6
Financial expenses
Interest expense on borrowings	66	62	71
Finance charge payable under finance leases	20	20	20
Capitalised interest	(5)	(6)	(5)
Change in fair value of deferred and contingent purchase consideration	5	–	–
	86	76	86

Interest income and expense relate to financial assets and liabilities held at amortised cost, calculated using the effective interest rate method.

During the year, $14m (2017: $7m, 2016: $3m) was payable to the IHG Rewards Club loyalty programme relating to interest on the accumulated balance of cash received in advance of the consumption of points awarded. The expense and corresponding System Fund interest income are eliminated within financial expenses.

Included within capitalised interest is $5m (2017: $6m, 2016: $4m) relating to the System Fund. The rate used for capitalisation of interest was 3.0% (2017: 3.0%, 2016: 3.8%).

The change in fair value relating to deferred and contingent purchase consideration relates to the acquisitions of Regent and the UK portfolio (see note 11).

8. Tax

Tax on profit

	2018 $m	2017 Restated $m	2016 Restated $m
Income tax
UK corporation tax at 19.00% (2017: 19.25%, 2016: 20.00%):
Current period	10	10	10
Benefit of tax reliefs on which no deferred tax previously recognised	–	–	(7)
Adjustments in respect of prior periods	4	(2)	(1)
	14	8	2
Foreign tax:
Current period	95	210	151
Benefit of tax reliefs on which no deferred tax previously recognised	(1)	(13)	–
Adjustments in respect of prior periods[a]	(13)	2	(97)
	81	199	54
Total current tax	95	207	56
Deferred tax:
Origination and reversal of temporary differences	40	(8)	54
Changes in tax rates and tax laws[b]	1	(59)	(2)
Adjustments to estimated recoverable deferred tax assets[c]	(2)	(9)	(25)
Adjustments in respect of prior periods[a]	(1)	(16)	90
Total deferred tax	38	(92)	117
Total income tax charge for the year	133	115	173

Further analysed as tax relating to:
Profit before exceptional items[d]	160	203	185
Exceptional items:
Tax on exceptional items (note 6)	(22)	2	(12)
Exceptional tax (note 6)	(5)	(90)	–
	133	115	173
[a]	In 2016, included $83m in respect of a change in tax treatment being approved by the US tax authority.

[b]	In 2017, predominantly reflects a change in US tax rates following significant US tax reforms.

[c]	Represents a re-assessment of the recovery of recognised and off-balance sheet deferred tax assets in line with the Group’s profit forecasts.

[d]	Includes $94m (2017: $157m, 2016: $160m) in respect of US taxes.

All items above relate to continuing operations.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	125

Group Financial Statements

Notes to the Group Financial Statements continued

8. Tax continued

			Total [a]		Before exceptional items and System Fund[b]
	2018%	2017 Restated %	2016 Restated %	2018%	2017 Restated %	2016 Restated %
Reconciliation of tax charge
UK corporation tax at standard rate	19.0	19.3	20.0	19.0	19.3	20.0
Tax credits	(0.5)	(0.5)	(2.2)	(0.3)	(0.5)	(2.2)
System Fund results[c]	5.0	0.9	(1.2)	(0.5)	(0.4)	(0.2)
Other permanent differences	0.6	0.8	3.5	0.3	0.6	3.6
Non-recoverable withholding taxes[d]	0.7	0.3	0.7	0.5	0.3	0.7
Net effect of different rates of tax in overseas businesses[e]	4.6	14.6	12.6	3.8	13.7	13.4
Effects of changes in tax rates resulting from significant US tax reform	–	(9.3)	–	–	–	–
Release of provision for taxation on unremitted earnings following significant US tax reform	–	(7.8)	–	–	–	–
Transition tax liability arising from significant US tax reform	–	4.8	–	–	–	–
Effect of other changes in tax rates and tax laws	0.3	0.3	0.3	0.2	0.3	0.3
Benefit of tax reliefs on which no deferred tax previously recognised	(0.4)	(1.9)	(1.1)	(0.3)	(1.8)	(1.1)
Effect of adjustments to estimated recoverable deferred tax assets	0.1	(1.4)	(4.0)	0.1	(1.3)	(4.0)
Adjustment to tax charge in respect of prior periods	(2.0)	(2.6)	(1.2)	(1.0)	(1.1)	(1.1)
	27.4	17.5	27.4	21.8	29.1	29.4

[a]	Calculated in relation to total profits including exceptional items.

[b]	Calculated in relation to profits excluding exceptional items and System Fund earnings.

[c]	The System Fund results are, in general, not subject to taxation.

[d]

In 2018, IHG recognised a benefit in respect of the offset of foreign taxes arising in 2018 against its 2017 tax. The Group does not anticipate such benefit in future periods, leading to an increase in irrecoverable tax by up to 2%ppts on to the underlying rate before exceptional items and System Fund.

[e]	Before exceptional items and System Fund includes 4.2%ppts (2017: 13.3%ppts, 2016: 12.2%ppts) driven by the relatively high US federal tax rate.

A reconciliation between total tax rate and tax rate before exceptional items and System Fund is shown below:

			2018			2017 Restated			2016 Restated
	Profit $m	Tax $m	Rate %	Profit $m	Tax $m	Rate %	Profit $m	Tax $m	Rate %
Group income statement	485	133	27.4	656	115	17.5	632	173	27.4
Adjust for:
Exceptional items and tax (note 6)	104	27		(4)	88		29	12
System Fund revenues	(1,233)	–		(1,242)	–		(1,199)	–
System Fund expenses	1,379	–		1,276	–		1,164	–
Other	–	–		–	(3)		–	(1)
	735	160	21.8	686	200	29.1	626	184	29.4

Tax paid

Total net tax paid during the year of $68m (2017: $172m, 2016: $130m) comprises $66m (2017: $147m, 2016: $130m) paid in respect of operating activities and $2m (2017: $25m, 2016: $nil) paid in respect of investing activities. A reconciliation of tax paid to the total tax charge in the income statement is as follows:

	2018 $m	2017 $m	2016 $m
Current tax charge in the income statement	95	207	56
Current tax credit in the statement of comprehensive income	(1)	–	(12)
Current tax credit taken directly to equity	(8)	(12)	(8)
Total current tax charge	86	195	36
Movements to tax contingencies within the income statement[a]	4	3	11
Timing differences of cash tax paid and foreign exchange differences[b]	(22)	(26)	83
Tax paid per cash flow	68	172	130

[a]	Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year.

[b]	The timing difference in 2016 was predominantly in respect of the US where the payment regulations resulted in a large overpayment in the year.

126	IHG | Annual Report and Form 20-F 2018

8. Tax continued

Current tax

Within current tax payable is $29m (2017: $42m) in respect of uncertain tax positions.

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

Where the interpretation of local tax law is not clear, management relies on judgement and accounting estimates to ensure all uncertain tax positions are adequately provided for in the Group Financial Statements. This may involve consideration of some or all of the following factors:

•	Strength of technical argument, impact of case law and clarity of legislation;

•	Professional advice;

•	Experience of interactions, and precedents set, with the particular taxing authority; and

•	Agreements previously reached in other jurisdictions on comparable issues.

The largest single contingency item within the current tax payable balance does not exceed $8m (2017: $8m).

Deferred tax

	Property, plant, equipment and	Other intangible	Application fees and contract	Deferred gains on	Deferred gains on		Employee	Undistributed earnings of	Other short-term temporary
	software	assets [a]	cost [a]	loan notes	investments	Losses	benefits	subsidiaries [b]	differences [a,c]	Total [a]
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2017	120	(5)	(36)	52	78	(44)	(27)	59	(96)	101
Income statement[d]	(22)	13	11	(18)	(24)	1	(4)	(61)	12	(92)
Statement of comprehensive income	–	–	–	–	–	–	10	(1)	4	13
Statement of changes in equity	–	–	–	–	–	–	–	–	3	3
Exchange and other adjustments	–	(1)	–	–	–	3	1	3	(5)	1
At 31 December 2017	98	7	(25)	34	54	(40)	(20)	–	(82)	26
Income statement	26	9	(4)	1	2	4	–	2	(2)	38
Assets of businesses acquired	(4)	11	–	–	–	–	–	–	(10)	(3)
Statement of comprehensive income	–	–	–	–	–	–	2	–	2	4
Statement of changes in equity	–	–	–	–	–	–	–	–	5	5
Exchange and other adjustments	–	–	–	–	–	1	–	–	–	1
At 31 December 2018	120	27	(29)	35	56	(35)	(18)	2	(87)	71

[a]	Restated for the adoption of IFRS 15 (see pages 109 to 113).

[b]	In 2017, release largely as a result of the impact of the new US transition tax charge.

[c]	Primarily relates to provisions, accruals, amortisation and share-based payments and contingent purchase consideration.

[d]	Movements largely reflect the impact of significant US tax reform enacted in 2017.

Deferred gains on investments represent tax which would crystallise upon a sale of a related joint venture, associate or other equity investment. Deferred gains on loan notes represent tax which is expected to fall due for payment in 2025 (2017: 2025). The deferred tax asset recognised in respect of losses of $35m (2017: $40m) is wholly in respect of revenue losses. A deferred tax asset of $nil (2017: $2m) is recognised in a legal entity which suffered a tax loss in the current or preceding period in 2017; this asset was recognised based on the profit forecast of the entity in question. Offset against deferred tax assets is $nil (2017: $5m) in respect of uncertain tax positions.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	127

Group Financial Statements

Notes to the Group Financial Statements continued

8. Tax continued

The closing balance is further analysed by key territory as follows:

	Property, plant, equipment and software $m	Other intangible assets $m	Application fees and contract costs $m	Deferred gains on loan notes $m	Deferred gains on investments $m	Losses $m	Employee benefits $m	Undistributed earnings of subsidiaries $m	Other short-term temporary differences $m	Total $m
UK	(7)	(4)	1	–	–	(15)	(4)	–	(24)	(53)
US	127	27	(34)	35	56	(16)	(14)	2	(59)	124
Other	–	4	4	–	–	(4)	–	–	(4)	–
	120	27	(29)	35	56	(35)	(18)	2	(87)	71

The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so is as follows:

	2018 $m	2017 Restated $m
Analysed as:
Deferred tax assets	(60)	(75)
Deferred tax liabilities	131	101
	71	26

The Group does not recognise deferred tax assets if it cannot anticipate being able to offset them against future profits or gains.

The total unrecognised deferred tax position is as follows:

		Gross	Unrecognised deferred tax
	2018 $m	2017 $m	2018 $m	2017 $m
Revenue losses	448	452	67	76
Capital losses	516	515	90	99
Total losses	964	967	157	175
Other[a]	25	35	6	9
	989	1,002	163	184

[a] Primarily relates to costs incurred in prior years for which relief has not been obtained.

There is no expiry date to any of the above unrecognised assets other than for the losses as shown in the table below:

		Gross	Unrecognised deferred tax
	2018 $m	2017 $m	2018 $m	2017 $m
Expiry date:
2021	28	21	6	5
2022	10	11	2	3
2023	1	1	–	–
2024	4	20	–	1
2025	92	92	21	23
After 2025	46	26	3	3

No deferred tax liability has been recognised in respect of $0.8bn (2017: $0.5bn) of taxable temporary differences relating to subsidiaries (comprising undistributed earnings and net inherent gains) because the Group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future.

128	IHG | Annual Report and Form 20-F 2018

8. Tax continued

Tax risks, policies and governance

Information concerning the Group’s tax governance can be found in the Taxation section of the Strategic Report on page 50.

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

At the current time, the exact detail of the United Kingdom’s exit from the European Union is unknown. Based upon the Group’s profile and areas that have been publicly discussed, the Group does not anticipate the exit to cause a material impact on its future effective base tax rate.

9. Dividends

	2018 cents per share	2017 cents per share	2016 cents per share	2018 $m	2017 $m	2016 $m
Paid during the year:
Final (declared for previous year)	71.0	64.0	57.5	130	127	137
Interim	36.3	33.0	30.0	69	62	56
Special (note 27)	–	202.5	632.9	–	404	1,500
	107.3	299.5	720.4	199	593	1,693

Proposed (not recognised as a liability at 31 December):
Final	78.1	71.0	64.0	141	135	126

The final dividend of 78.1¢ per ordinary share is proposed for approval at the Annual General Meeting (AGM) on 3 May 2019 and is payable on the shares in issue at 29 March 2019.

In October 2018, the Board announced a $500m return of funds to shareholders by way of a special dividend of $2.621 per ordinary share, together with a share consolidation. On 11 January 2019, shareholders approved the share consolidation on the basis of 19 new ordinary shares of 20 340/399 pence per share for every 20 existing ordinary shares of 19 17/21 pence, which became effective on 14 January 2019 and resulted in the consolidation of 10m shares. The special dividend was paid on 29 January 2019 at a cost of $510m. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore reported earnings per share has not been restated.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	129

Group Financial Statements

Notes to the Group Financial Statements continued

10. Earnings per ordinary share

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

Additionally, following the adoption of IFRS 15 (see pages 109 to 113), earnings attributable to the System Fund are excluded from the calculation of adjusted earnings per ordinary share, as IHG has an agreement with the IHG Owners Association to spend Fund income for the benefit of hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund.

IHG also records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG. The Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System. As the Fund is included in the Group income statement, these amounts are included in reported Group net financial expenses. Given that all results related to the Fund are excluded from the calculation of adjusted earnings per ordinary share, these interest amounts are deducted from profit available for equity holders.

Information concerning Non-GAAP measures can be found in the Strategic Report on page 36.

Continuing and total operations	2018	2017 Restated	2016 Restated
Basic earnings per ordinary share
Profit available for equity holders ($m)	351	540	456
Basic weighted average number of ordinary shares (millions)	190	193	212
Basic earnings per ordinary share (cents)	184.7	279.8	215.1
Diluted earnings per ordinary share
Profit available for equity holders ($m)	351	540	456
Diluted weighted average number of ordinary shares (millions)	192	194	214
Diluted earnings per ordinary share (cents)	182.8	278.4	213.1
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	351	540	456
Adjusting items:
System Fund revenues and expenses ($m)	146	34	(35)
Interest attributable to the System Fund ($m) (note 7)	(19)	(13)	(7)
Tax attributable to the System Fund ($m)	–	3	1
Exceptional items before tax ($m) (note 6)	104	(4)	29
Tax on exceptional items ($m) (note 6)	(22)	2	(12)
Exceptional tax ($m) (note 6)	(5)	(90)	–
Adjusted earnings ($m)	555	472	432
Basic weighted average number of ordinary shares (millions)	190	193	212
Adjusted earnings per ordinary share (cents)	292.1	244.6	203.8
Adjusted diluted earnings per ordinary share
Adjusted earnings ($m)	555	472	432
Diluted weighted average number of ordinary shares (millions)	192	194	214
Adjusted diluted earnings per ordinary share (cents)	289.1	243.3	201.9

	2018 millions	2017 millions	2016 millions
Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	190	193	212
Dilutive potential ordinary shares	2	1	2
	192	194	214

130	IHG | Annual Report and Form 20-F 2018

11. Acquisition of businesses

Regent

On 1 July 2018, the Group completed the acquisition of a 51% controlling interest in an agreement with Formosa International Hotels Corporation (FIH) to acquire the Regent Hotels and Resorts brand and associated management contracts (Regent). The Group acquired 51% of the issued share capital of Regent Hospitality Worldwide, Inc (RHW), 100% of the issued share capital of Regent International Hotels Limited and 100% of the issued share capital of Regent Berlin GmbH.

Regent is a leading luxury hotel brand which adds to IHG’s brand portfolio at the top end of the luxury segment.

Put and call options exist over the remaining 49% shareholding in RHW which are exercisable in a phased manner from 2026. As the decision-making powers related to the remaining shares are not substantive in driving RHW’s returns and FIH do not share in any costs associated with the future development of the Regent brand, it has been determined that the Group has a present ownership interest in the remaining shares. As such, RHW has been accounted for as 100% owned with no non-controlling interest recognised.

Regent contributed revenue of $10m and operating profit of $nil for the period between the date of acquisition and the balance sheet date. The results of Regent are included in the EMEAA and Greater China business segments.

If the acquisition had taken place at 1 January 2018, reported Group revenue would have been $9m higher, with no material difference to operating profit for the year ended 31 December 2018.

Consideration transferred

The following table summarises the acquisition date fair value of each major class of consideration transferred:

$m
Cash paid on acquisition	13
Deferred consideration[a]	22
Contingent consideration[b]	53
Total purchase consideration	88

[a]	Comprises the present value of $13m payable in 2021 and $13m payable in 2024.

[b]

Comprises the present value of the expected amounts payable on exercise of the put and call options, assuming $39m is paid in 2026 to acquire an additional 25% of RHW with the remaining 24% acquired in 2028 for $42m. The amount payable on exercise of the options is based on the annual trailing revenue of RHW, with a floor applied. The range of possible outcomes is $81m to $261m (undiscounted). The final put and call options are exercisable in 2033. The value of the contingent consideration is subject to periodic re-assessment as interest rates and RHW revenue expectations change.

Identifiable assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Regent at the date of acquisition were as follows:

$m
Identifiable intangible assets:
Brands	57
Management contracts	6
Property, plant and equipment	1
Deferred tax liability	(11)
Net identifiable assets acquired	53
Goodwill	35
Total purchase consideration	88

The goodwill is mainly attributable to the global growth opportunities identified for the acquired business. Goodwill is not expected to be deductible for income tax purposes. No contingent liabilities were recognised as a result of the acquisition.

If new information obtained within one year of the date of acquisition about the facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, then the accounting for the acquisition will be revised.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	131

Group Financial Statements

Notes to the Group Financial Statements continued

11. Acquisition of businesses continued

UK portfolio

On 25 July 2018, the Group completed a deal to operate nine hotels under long-term leases from Covivio (formerly Foncière des Régions), which operated under the Principal and De Vere Hotels brands. An additional leased hotel was added to the portfolio on 13 November 2018, bringing the total to 10 (UK portfolio) at 31 December 2018. Two further leased hotels were added on 14 February 2019.

The deal establishes IHG as the leading luxury hotel operator in the UK. Over the next one to two years, the hotels will be rebranded to other brands in IHG’s luxury and upscale portfolio.

The hotels contributed revenue of $75m and an operating loss of $1m for the period between the date of acquisition and the balance sheet date. The results are included in the EMEAA business segment.

If the acquisition had taken place at 1 January 2018, reported Group revenue would have been $90m higher, with no material difference to operating profit for the year ended 31 December 2018.

Consideration transferred

The following table summarises the acquisition date fair value of each major class of consideration transferred:

$m
Cash paid on acquisition	9
Working capital settlement due[a]	(3)
Contingent consideration[b]	56
Total purchase consideration	62

[a]	Subject to final agreement and receivable in early 2019.

[b]

Comprises the present value of the above-market element of the expected lease payments over the 25 year lives of the hotel lease agreements. The undiscounted amount is $217m. The value of the contingent consideration has been assessed with the assistance of professional third party advisors and is subject to periodic re-assessment as interest rates and expected lease payments change. The above-market assessment has been determined by comparing the expected lease payments as a percentage of forecast hotel operating profit (before depreciation and rent) with market metrics, on a lease by lease basis. There is no floor to the amount payable and no maximum amount.

Identifiable assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of the UK portfolio at the date of acquisition were as follows:

$m
Identifiable intangible assets: Brands	1
Property, plant and equipment	25
Inventories	1
Trade and other receivables	11
Cash and cash equivalents	2
Trade and other payables	(18)
Deferred revenue	(8)
Stamp duty liability[a]	(14)
Deferred tax asset	14
Net identifiable assets acquired	14
Goodwill	48
Total purchase consideration	62

[a]	The stamp duty liability was settled post-acquisition.

The goodwill is attributable to the trading potential of the acquired hotel operations and growth opportunities. Goodwill is not expected to be deductible for income tax purposes. No contingent liabilities were recognised as a result of the acquisition.

Included in trade and other receivables are trade receivables with a gross contractual value of $5m, which are expected to be collectable in full. The fair value of trade receivables approximates the book value of $5m.

If new information obtained within one year of the date of acquisition about the facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, then the accounting for the acquisition will be revised.

132	IHG | Annual Report and Form 20-F 2018

11. Acquisition of businesses continued

Cash flows relating to acquisitions

$m
Regent
Cash paid on acquisition	13
UK portfolio
Cash paid on acquisition	9
Contingent consideration paid	4
Settlement of stamp duty liability	14
Less: cash and cash equivalents acquired	(2)
25
Net cash outflow arising on acquisitions	38

12. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m
Cost
At 1 January 2017	378	429	807
Additions	9	35	44
Fully depreciated assets written off	–	(19)	(19)
Disposals	–	(4)	(4)
Exchange and other adjustments	1	8	9
At 31 December 2017	388	449	837
Acquisition of businesses (note 11)	–	26	26
Additions	8	39	47
Fully depreciated assets written off	(11)	(167)	(178)
Disposals	–	(29)	(29)
Exchange and other adjustments	(3)	(4)	(7)
At 31 December 2018	382	314	696
Depreciation and impairment
At 1 January 2017	(78)	(310)	(388)
Provided	(7)	(28)	(35)
System Fund expense	–	(6)	(6)
Fully depreciated assets written off	–	19	19
Disposals	–	3	3
Exchange and other adjustments	(1)	(4)	(5)
At 31 December 2017	(86)	(326)	(412)
Provided	(6)	(34)	(40)
System Fund expense	–	(8)	(8)
Fully depreciated assets written off	11	167	178
Disposals	–	25	25
Exchange and other adjustments	–	8	8
At 31 December 2018	(81)	(168)	(249)
Net book value
At 31 December 2018	301	146	447
At 31 December 2017	302	123	425
At 1 January 2017	300	119	419

The Group’s property, plant and equipment mainly comprises hotels, but also offices and computer hardware, throughout the world. 41% (2017: 43%) of the net book value relates to the largest owned and leased hotel, of a total of 23 open hotels (2017: 12 open hotels). At 31 December 2018 and 31 December 2017, there were no hotels under construction.

The carrying value of property, plant and equipment held under finance leases at 31 December 2018 was $174m (2017: $181m).

25% (2017: 26%) of hotel properties by net book value were directly owned, with 53% (2017: 57%) held under leases having a term of 50 years or longer.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	133

Group Financial Statements

Notes to the Group Financial Statements continued

12. Property, plant and equipment continued

The table below analyses the net book value of the Group’s property, plant and equipment by operating segment at 31 December 2018:

	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m
Land and buildings	289	–	–	12	301
Fixtures, fittings and equipment	40	34	–	72	146
	329	34	–	84	447

13. Goodwill and other intangible assets

				Management	Other
				contracts	intangibles
	Goodwill	Brands	Software	Restated [a]	Restated [a]	Total
	$m	$m	$m	$m	$m	$m
Cost
At 1 January 2017	370	193	583	71	10	1,227
Additions	–	–	168	–	4	172
Capitalised interest	–	–	6	–	–	6
Disposals	–	–	(14)	–	–	(14)
Exchange and other adjustments	7	–	2	–	(1)	8
At 31 December 2017	377	193	745	71	13	1,399
Acquisition of businesses (note 11)	83	58	–	6	–	147
Additions	–	–	107	–	5	112
Capitalised interest	–	–	5	–	–	5
Disposals	–	–	(72)	–	–	(72)
Exchange and other adjustments	(5)	(1)	(4)	–	–	(10)
At 31 December 2018	455	250	781	77	18	1,581
Amortisation and impairment
At 1 January 2017	(138)	–	(223)	(5)	(3)	(369)
Provided	–	–	(40)	(2)	(1)	(43)
System Fund expense	–	–	(30)	–	–	(30)
Disposals	–	–	14	–	–	14
Exchange and other adjustments	(2)	–	(2)	–	–	(4)
At 31 December 2017	(140)	–	(281)	(7)	(4)	(432)
Provided	–	–	(36)	(3)	(1)	(40)
System Fund expense	–	–	(37)	–	–	(37)
Disposals	–	–	67	–	–	67
Exchange and other adjustments	(2)	–	6	–	–	4
At 31 December 2018	(142)	–	(281)	(10)	(5)	(438)
Net book value
At 31 December 2018	313	250	500	67	13	1,143
At 31 December 2017	237	193	464	64	9	967
At 1 January 2017	232	193	360	66	7	858

[a]	Restated for the adoption of IFRS 15 (see pages 109 to 113).

Goodwill and brands

During the year, the Group acquired Regent and the UK portfolio (see note 11) resulting in the recognition of goodwill of $83m and brands of $58m, together with management contracts of $6m. The Kimpton acquisition in 2015 resulted in the recognition of goodwill of $167m, brands of $193m and management contracts of $71m.

The Regent and Kimpton brands are both considered to have an indefinite life given their strong brand awareness and reputation, and management’s commitment to continued investment in their growth. The brands are protected by trademarks and there are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of the brands. In the hotel industry there are a number of brands that have existed for many years and IHG has brands that are over 60 years old.

The Group tests goodwill and indefinite life intangible assets for impairment annually, or more frequently if there are any indicators that an impairment may have arisen.

134	IHG | Annual Report and Form 20-F 2018

13. Goodwill and other intangible assets continued

The year-end carrying value of goodwill and indefinite life brands have been allocated to cash-generating units (CGUs) for impairment testing purposes as follows:

	2018		2017
	Goodwill $m	Brands $m	Goodwill $m	Brands $m
CGU
Americas Managed	69	203	63	193
Americas Franchised	37	–	37	–
EMEAA – Europe Managed	29	13	21	–
EMEAA – Europe Franchised	10	–	10	–
EMEAA – rest of region	113	23	106	–
Greater China	7	11	–	–
Allocated to CGUs (including Regent)	265	250	237	193
UK portfolio	48	–	–	–
	313	250	237	193

The UK portfolio goodwill remained unallocated at 31 December 2018 pending completion of the portfolio acquisition in early 2019.

The goodwill relating to the Regent and UK portfolio acquisitions are included in the Group statement of financial position at their acquisition date fair value. Otherwise, the recoverable amounts of the CGUs have been determined from value in use calculations. These calculations include a three-year period using pre-tax cash flow forecasts derived from the most recent financial budgets approved by management, incorporating growth rates based on management’s past experience and industry growth forecasts. The key assumptions that underpin the financial budgets are RevPAR growth and net System size growth. RevPAR is based on market forecasts provided by Oxford Economics adjusted for historical experience of how the Group has performed compared to these expectations. Cash flows beyond the three-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets. A 10% contingency factor is applied to reduce all cash flow projections before being discounted using pre-tax rates that are based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the CGU being tested.

The terminal growth rates and discount rates used, which are considered to be key assumptions, are as follows:

	2018		2017
	Terminal growth rate %	Discount rate %	Terminal growth rate %	Discount rate %
Americas Managed	2.0	10.5	2.0	10.4
Americas Franchised	2.0	9.6	2.0	9.4
EMEAA – Europe Managed	2.0	11.4	2.0	10.8
EMEAA – Europe Franchised	2.0	10.5	2.0	9.8
EMEAA – rest of region	3.5	13.4	3.5	14.1
Greater China	2.5	12.3	2.5	13.6

Impairment was not required at either 31 December 2018 or 31 December 2017.

Given the contingency factor applied to the cash flow projections and the significant amounts by which the recoverable amounts of the CGUs exceed their carrying amounts, management have determined that impairment charges would not arise from reasonably possible changes in the key assumptions.

Software

Software includes $273m relating to the development of the next-generation Guest Reservation System with Amadeus. Of this amount $109m relating to Phase 2 of the project was not amortised during the year as it has not been completed and rolled out to hotels.

Substantially all software additions are internally developed.

Management contracts

Management contracts comprise $61m (2017: $64m) in respect of Kimpton and $6m (2017: $nil) in respect of Regent.

The weighted average remaining amortisation period for all management contracts is 25 years (2017 restated: 27 years).

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	135

Group Financial Statements

Notes to the Group Financial Statements continued

14. Investment in associates and joint ventures

	Associates $m	Joint ventures $m	Total $m
Cost
At 1 January 2017	113	26	139
Additions	47	–	47
Share of profits/(losses)	2	1	3
Disposals	(9)	–	(9)
Distributions	(4)	–	(4)
Exchange and other adjustments	2	–	2
At 31 December 2017	151	27	178
Additions	3	–	3
Share of (losses)/profits	(6)	5	(1)
Distributions	(5)	(32)	(37)
Exchange	(3)	–	(3)
At 31 December 2018	140	–	140
Impairment
At 1 January 2017	(28)	–	(28)
Charge for the year	(18)	–	(18)
Disposals	9	–	9
At 31 December 2017	(37)	–	(37)
Exchange	1	–	1
At 31 December 2018	(36)	–	(36)
Net book value
At 31 December 2018	104	–	104
At 31 December 2017	114	27	141
At 1 January 2017	85	26	111

All associates and joint ventures are accounted for using the equity method.

During the year, the Group received a distribution of $32m from a joint venture following the sale of the hotel owned by the joint venture.

Impairment charges of $18m and $16m in 2017 and 2016 respectively, related to the Barclay associate (see below), resulted from the depressed trading outlook for the New York hotel market and the high costs of renovating the hotel. The recoverable amount of the investment was measured at its fair value less costs of disposal, based on the Group’s share of the market value of the hotel less debt in the associate. The hotel was appraised by a professional external valuer using an income capitalisation approach which is a discounted cash flow technique that measures the present value of projected income flows (over a 10-year period) and the reversion of the property sale. Within the fair value hierarchy, this is categorised as a Level 3 fair value measurement. In addition to the projected income flows, the key assumptions used were a discount rate of 7.3% (2016: 7.3%) and a terminal capitalisation rate of 6.3% (2016: 6.0%).

Barclay associate

The Group held one material associate investment at 31 December 2018, a 19.9% interest in 111 East 48th Street Holdings, LLC (the Barclay associate) which owns InterContinental New York Barclay (the hotel), a hotel managed by the Group. The hotel reopened for trading in April 2016 following a major renovation. The investment is classified as an associate and equity accounted. Whilst the Group has the ability to exercise significant influence through certain decision rights, approval rights relating to the hotel’s operating and capital budgets rest solely with the 80.1% majority member. The Group’s ability to receive cash dividends is dependent on the hotel generating sufficient income to satisfy specified owner returns.

In March 2017, the Group invested $43m in the Barclay associate in conjunction with a refinancing of the hotel. The cash was used to repay a $43m supplemental bank loan for which the Group had previously provided an indemnity for 100% of the related obligations. As a consequence, the indemnity has been extinguished.

136	IHG | Annual Report and Form 20-F 2018

14. Investment in associates and joint ventures continued

Summarised financial information in respect of the Barclay associate is set out below:

	31 December 2018 $m	31 December 2017 $m
Non-current assets	529	540
Current assets	70	41
Current liabilities	(17)	(19)
Non-current liabilities	(319)	(287)
Net assets	263	275
Group share of reported net assets at 19.9%	52	55
Adjustments to reflect capitalised costs, and additional rights and obligations under the shareholder agreement	7	10
Carrying amount	59	65

	12 months to 31 December 2018 $m	12 months to 31 December 2017 $m
Revenue	103	90
Loss for the period	(13)	(16)
Group’s share of loss for the period, including the cost of funding owner returns	(8)	(4)

Other associates and joint ventures

The summarised aggregated financial information for individually immaterial associates and joint ventures is set out below. These are mainly investments in entities that own hotels which the Group manages.

	Associates			Joint ventures			Total
	2018 $m	2017 $m	2016 $m	2018 $m	2017 $m	2016 $m	2018 $m	2017 $m	2016 $m
Share of profits/(losses)
Operating profits before exceptional items	2	6	5	5	1	1	7	7	6

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	137

Group Financial Statements

15. Other financial assets

	2018 $m	2017 $m
Equity securities measured at fair value
Quoted equity shares	8	10
Unquoted equity shares	108	117
	116	127
Financial assets measured at amortised cost
Trade deposits and loans	50	43
Restricted funds	55	32
Bank accounts pledged as security	40	42
	145	117
Total other financial assets	261	244

Analysed as:
Current	1	16
Non-current	260	228
	261	244

Equity securities are measured at fair value through other comprehensive income and mainly comprise strategic investments in entities that own hotels which the Group manages. The fair value of the most significant investments at 31 December 2018 together with the dividend income received in 2018 is as follows:

		Dividend
	Fair value	income	[a]
	2018	2018
	$m	$m
Investment in entity which owns:
InterContinental The Willard Washington DC	31	–
InterContinental San Francisco	31	6
InterContinental Grand Stanford Hong Kong	16	2
Other	38	1
	116	9

[a]	Reported as ‘other operating income and expenses’ in the Group income statement.

Equity securities were denominated in the following currencies: US dollars $91m (2017: $93m), Hong Kong dollars $16m (2017: $25m) and other currencies $9m (2017: $9m).

On 13 December 2017, the sale of Avendra, LLC (Avendra) to Aramark Services, Inc., resulted in the Group receiving cash proceeds of $75m from its 6.29% interest in Avendra and the recording of a $73m exceptional gain in the Group income statement (see note 6). Prior to the sale, the Group’s investment in Avendra was included in unquoted equity shares. Avendra is a North American hospitality procurement services provider.

Trade deposits and loans include deposits of $66m made to a hotel owner in connection with a portfolio of management contracts. The deposits are non-interest-bearing and repayable at the end of the management contract terms, and are therefore held at a discounted value of $30m (2017: $28m); the discount unwinds to the income statement within ‘financial income’ over the period to repayment.

Restricted funds include $25m placed in a shortfall reserve deposit which is held for the specific purpose of funding shortfalls in owner returns relating to the Barclay associate. No amounts required release from the deposit during the year. Other restricted funds largely comprise cash ring-fenced to satisfy insurance claims.

The bank accounts pledged as security (£31m) are subject to a charge in favour of the members of the UK unfunded pension arrangement (see note 25).

The movement in the provision for impairment of equity securities during the year is as follows:

	2018 $m	2017 $m
At 1 January	(18)	(22)
Elimination of provision on adoption of IFRS 9	18	–
Disposals	–	4
At 31 December	–	(18)

138	IHG | Annual Report and Form 20-F 2018

16. Trade and other receivables

	2018 $m	2017 $m
Current
Trade receivables	474	452
Other receivables	27	23
Prepayments	111	74
Loans to and receivables from associates	1	2
	613	551

Trade and other receivables are held at amortised cost.

Trade receivables are non-interest-bearing and are generally on payment terms of up to 30 days. The fair value of trade and other receivables approximates their carrying value.

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is:

	2018 $m	2017 $m
Americas	325	305
EMEAA	125	122
Greater China	52	50
	502	477

The ageing of trade and other receivables, excluding prepayments, at the end of the reporting period is:

	2018			2017
	Gross $m	Credit loss allowance $m	Net $m	Gross $m	Credit loss allowance $m	Net $m
Not past due	356	(1)	355	333	(1)	332
Past due 1 to 30 days	71	(1)	70	68	(2)	66
Past due 31 to 180 days	86	(9)	77	82	(7)	75
Past due more than 180 days	–	–	–	71	(67)	4
	513	(11)	502	554	(77)	477

Trade and other receivables over 180 days past due are written off, but continue to be actively pursued. The credit risk relating to balances not past due is not deemed to be significant.

The movement in the allowance for expected lifetime credit losses of trade and other receivables during the year is as follows:

	2018 $m	2017 $m	2016 $m
At 1 January	(77)	(69)	(56)
Adjustment arising on adoption of IFRS 9	67	–	–
Provided	(28)	(15)	(25)
Amounts written back	–	2	5
Amounts written off	26	6	5
Exchange adjustments	1	(1)	2
At 31 December	(11)	(77)	(69)

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	139

Group Financial Statements

Notes to the Group Financial Statements continued

17. Cash and cash equivalents

	2018 $m	2017 $m
Cash at bank and in hand	202	164
Short-term deposits	234	4
Repurchase agreements	268	–
	704	168

Cash at bank and in hand includes bank balances of $106m (2017: $116m) which are matched by bank overdrafts of $104m (2017: $110m) under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position with the matching overdrafts held by the Group’s central treasury company in the UK.

For the purposes of the Group statement of cash flows, cash and cash equivalents comprise the following:

	2018 $m	2017 $m
Cash at bank and in hand	202	164
Short-term deposits	234	4
Repurchase agreements	268	–
	704	168
Bank overdrafts (note 20)	(104)	(110)
	600	58

Short-term deposits and repurchase agreements are highly liquid investments with an original maturity of three months or less.

18. Trade and other payables

	2018 $m	2017 Restated $m
Current
Trade payables	132	81
Other tax and social security payable	44	48
Other payables	95	108
Contingent purchase consideration	7	–
Accruals	340	360
	618	597
Non-current
Other payables	34	36
Deferred and contingent purchase consideration	124	–
	158	36

19. Provisions

	Security Incidents $m	Litigation $m	Insurance reserves $m	Total $m
At 1 January 2017 and 31 December 2017	5	3	–	8
Reclassification from other trade and other payables	–	–	25	25
(Released)/provided	(2)	(1)	7	4
Utilised	(3)	–	(7)	(10)
At 31 December 2018	–	2	25	27

	2018 $m	2017 $m
Analysed as:
Current	10	3
Non-current	17	5
	27	8

See note 30 for a description of and further information on the Security Incidents provision.

140	IHG | Annual Report and Form 20-F 2018

19. Provisions continued

Provisions for insurance claims are mainly in respect of the Group’s workers compensation, employment practices liability and third-party general liability insurances. The amounts are based on reserves held in the Group’s captive insurance company, SCH Insurance Company, and are established using independent actuarial assessments wherever possible, or a reasonable assessment based on past claims experience.

20. Loans and other borrowings

	2018			2017
	Current $m	Non-current $m	Total $m	Current $m	Non-current $m	Total $m
Unsecured bank loans	–	–	–	–	262	262
Finance lease obligations	16	219	235	16	215	231
£400m 3.875% bonds 2022	–	509	509	–	538	538
£300m 3.75% bonds 2025	–	385	385	–	406	406
£350m 2.125% bonds 2026	–	447	447	–	472	472
€500m 2.125% bonds 2027	–	569	569	–	–	–
	16	2,129	2,145	16	1,893	1,909
Bank overdrafts	104	–	104	110	–	110
Total loans and other borrowings	120	2,129	2,249	126	1,893	2,019

Denominated in the following currencies:
Sterling	–	1,341	1,341	–	1,416	1,416
US dollars	110	219	329	124	477	601
Euros	8	569	577	2	–	2
Other	2	–	2	–	–	–
	120	2,129	2,249	126	1,893	2,019

Loans and other borrowings (excluding bank overdrafts) and currency swaps comprise the liabilities included in the financing activities section of the Group statement of cash flows and their movements are analysed as follows:

	At 1 January 2018 $m	Cash flows $m	Exchange adjustments $m	Other $m	At 31 December 2018 $m
Unsecured bank loans	262	(268)	3	3	–
Finance lease obligations	231	–	–	4	235
£400m 3.875% bonds 2022	538	–	(30)	1	509
£300m 3.75% bonds 2025	406	–	(23)	2	385
£350m 2.125% bonds 2026	472	–	(26)	1	447
€500m 2.125% bonds 2027	–	559	9	1	569
	1,909	291	(67)	12	2,145
Currency swaps:
Exchange of principal	–	(5)	–	(2)	(7)
Initial fee received	–	3	–	(3)	–
	–	(2)	–	(5)	(7)
	1,909	289	(67)	7	2,138

	At 1 January 2017 $m	Cash flows $m	Exchange adjustments $m	Other $m	At 31 December 2017 $m
Unsecured bank loans	107	153	1	1	262
Finance lease obligations	227	–	–	4	231
£400m 3.875% bonds 2022	489	–	48	1	538
£300m 3.75% bonds 2025	370	–	36	–	406
£350m 2.125% bonds 2026	430	–	42	–	472
	1,623	153	127	6	1,909

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	141

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

The Bilateral Facility comprises a $75m revolving credit facility maturing in March 2022. The Bilateral Facility contains the same terms and covenants as the Syndicated Facility (see note 22).

A variable rate of interest is payable on amounts drawn under both facilities, which were undrawn at 31 December 2018.

Finance lease obligations

Finance lease obligations, which relate primarily to the 99-year lease (of which 87 years remain) on the InterContinental Boston hotel, are payable as follows:

		2018		2017
	Minimum lease payments $m	Present value of payments $m	Minimum lease payments $m	Present value of payments $m
Less than one year	16	16	16	16
Between one and five years	72	53	67	49
More than five years	3,212	166	3,234	166
	3,300	235	3,317	231
Less: amount representing finance charges	(3,065)	–	(3,086)	–
	235	235	231	231

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

€500m 2.125% bonds 2027

The 2.125% fixed interest euro bonds were issued on 15 November 2018 and are repayable in full on 15 May 2027. Interest is payable annually on 15 May. The bonds were initially priced at 99.53% of face value and are unsecured. Currency swaps were transacted at the same time the bonds were issued in order to swap the proceeds and interest flows into sterling (see note 22).

Bank overdrafts

Bank overdrafts are matched by equivalent amounts of cash and cash equivalents under the Group’s cash pooling arrangements (see note 17).

Facilities provided by banks

	2018			2017
	Utilised $m	Unutilised $m	Total $m	Utilised $m	Unutilised $m	Total $m
Committed	–	1,350	1,350	264	1,086	1,350
Uncommitted	–	53	53	1	69	70
	–	1,403	1,403	265	1,155	1,420

	2018 $m	2017 $m
Unutilised facilities expire:
Within one year	53	69
After two but before five years	1,350	1,086
	1,403	1,155

Utilised facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortised cost.

142	IHG | Annual Report and Form 20-F 2018

21. Net debt

	2018 $m	2017 $m
Cash and cash equivalents	704	168
Loans and other borrowings – current	(120)	(126)
– non-current	(2,129)	(1,893)
Derivatives hedging debt values (note 22)	15	–
Net debt	(1,530)	(1,851)

Movement in net debt
Net increase/(decrease) in cash and cash equivalents, net of overdrafts	563	(75)
Add back cash flows in respect of other components of net debt:
Issue of long-term bonds, including effect of currency swaps	(554)	–
Decrease/(increase) in other borrowings	268	(153)
Decrease/(increase) in net debt arising from cash flows	277	(228)
Non-cash movements:
Finance lease obligations	(4)	(4)
(Increase)/decrease in accrued interest	(3)	1
Exchange and other adjustments	51	(114)
Decrease/(increase) in net debt	321	(345)
Net debt at beginning of the year	(1,851)	(1,506)
Net debt at end of the year	(1,530)	(1,851)

Information concerning Non-GAAP measures can be found in the Strategic Report on page 36.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	143

Group Financial Statements

Notes to the Group Financial Statements continued

22. Financial risk management and derivatives

Overview

The Group is exposed to financial risks that arise in relation to underlying business activities. These risks include: foreign exchange risk, interest rate risk, liquidity risk, credit risk and capital risk. There are Board approved policies in place to manage these risks. Treasury activities to manage these risks may include money market investments, repurchase agreements, spot and forward foreign exchange instruments, currency swaps, interest rate swaps and forward rate agreements.

Market risk

Foreign exchange risk

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net liabilities and its interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in pounds sterling and euros.

Foreign exchange hedging

The Group uses short-dated foreign exchange swaps to manage sterling surplus cash and reduce US dollar borrowings whilst maintaining operational flexibility. At 31 December 2018, the Group held short-dated foreign exchange swaps with principals of $100m (2017: $30m).

From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. The designated risk is the spot foreign exchange risk. There were no such contracts in place at either 31 December 2018 or 31 December 2017.

At 31 December 2018, the Group held currency swaps with a principal of £436m. These swaps were transacted at the same time as the €500m 2.125% bonds were issued in November 2018 in order to swap the bonds‘ proceeds and interest flows into sterling. Under the terms of the swaps, £436m was borrowed and €500m deposited for eight and a half years at a fixed exchange rate of £1 = €1.15. The fair value of the currency swap comprises two components: $15m gain relating to exchange movements on the underlying principal and $8m loss relating to other fair value movements. The fair value movement has been recorded in the cash flow hedging reserve and there was no material hedge ineffectiveness. The element relating to the underlying principal is disclosed as a component of net debt (see note 21).

These derivative financial instruments are recorded in the Group statement of financial position at their fair values (see note 23) as follows:

	2018 $m	2017 $m
Currency swaps[a]	7	–
Forward foreign exchange contracts[b]	1	–
	8	–

Analysed as:
Non-current assets	7	–
Current assets	1	–
	8	–

[a]	Designated as a cash flow hedge.

[b]	Designated as net investment hedges.

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

The maximum amount of foreign exchange derivatives held during the year as net investment hedges and measured at calendar quarter ends were short-dated foreign exchange swaps with principals of $100m (2017: $160m).

Hedge effectiveness is measured at calendar quarter ends. No ineffectiveness arose in respect of the Group’s net investment hedges during the current or prior year.

Cash flow hedging

The currency swaps are designated as hedging instruments in cash flow hedges of the exposure to foreign exchange risk on the €500m 2.125% bonds. The change in value of the hedged item used as the basis for recognising hedge ineffectiveness for the period was $9m. Amounts recognised in the cash flow hedging reserve are analysed in note 27.

Interest rate risk

The Group is exposed to interest rate risk in relation to its fixed and floating rate borrowings. The Group’s policy requires a minimum of 50% fixed rate debt over the next 12 months. With the exception of overdrafts, 100% of borrowings were fixed rate debt at 31 December 2018 (2017: 86%).

Interest rate hedging

If required, the Group uses interest rate swaps to manage the exposure. The Group designates interest rate swaps as cash flow hedges. No interest rate swaps were used to manage interest rate exposure during 2018, 2017 or 2016.

144	IHG | Annual Report and Form 20-F 2018

22. Financial risk management and derivatives continued

Interest and foreign exchange risk sensitivities

The following table shows the impact of a general strengthening in the US dollar against sterling and euro on the Group’s profit before tax and net liabilities, and the impact of a rise in US dollar, euro and sterling interest rates on the Group’s profit before tax.

The impact of the strengthening in the euro against sterling on net liabilities is also shown, as this impacts the fair value of the currency swaps.

		2018 $m	2017 $m	2016 $m
Increase/(decrease) in profit before tax
Sterling: US dollar exchange rate	5¢ fall	4.1	4.0	5.2
Euro: US dollar exchange rate	5¢ fall	(2.4)	(2.1)	(2.2)
US dollar interest rates	1% increase	(0.9)	(2.9)	(1.8)
Sterling interest rates	1% increase	5.5	0.3	1.3
Decrease/(increase) in net liabilities
Sterling: US dollar exchange rate	5¢ fall	25.8	44.1	47.2
Euro: US dollar exchange rate	5¢ fall	23.1	(4.1)	(5.5)
Sterling: euro exchange rate	5¢ fall	31.9	–	–

The impact of a weakening in the US dollar or a fall in interest rates would be the reverse of the above values.

Interest rate sensitivities are calculated based on the year-end net debt position.

Liquidity risk

The Group policy ensures sufficient liquidity is maintained to meet all foreseeable medium-term cash requirements and provide headroom against unforeseen obligations.

Cash and cash equivalents is held in short-term deposits, repurchase agreements, and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $2m (2017: $3m) is held in countries where repatriation is restricted as a result of foreign exchange regulations.

Medium and long-term borrowing requirements are met through committed bank facilities and bonds as detailed in note 20. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and facilities.

The Syndicated and Bilateral Facilities contain two financial covenants: interest cover and net debt divided by operating profit before exceptional items, depreciation and amortisation and System Fund revenues and expenses. The Group has been in compliance with all of the financial covenants in its loan documents throughout the year and expects to continue to have significant headroom for the foreseeable future.

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments. The payment profile of contingent consideration has been based on management’s forecasts and could in reality be different from expectations.

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2018
Non-derivative financial liabilities:
Deferred and contingent consideration	7	8	37	262	314
Bank overdrafts	104	–	–	–	104
£400m 3.875% bonds 2022	20	20	550	–	590
£300m 3.75% bonds 2025	14	14	43	412	483
£350m 2.125% bonds 2026	10	10	28	475	523
€500m 2.125% bonds 2027	6	12	37	621	676
Finance lease obligations	16	16	56	3,212	3,300
Trade and other payables	611	5	9	20	645
Derivative financial liabilities:
Forward foreign exchange contracts	(1)	–	–	–	(1)
Currency swaps hedging €500m 2.125% bonds 2027 outflows	20	20	58	625	723
Currency swaps hedging €500m 2.125% bonds 2027 inflows	(6)	(12)	(37)	(621)	(676)

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2017
Non-derivative financial liabilities:
Bank overdrafts	110	–	–	–	110
Unsecured bank loans	264	–	–	–	264
£400m 3.875% bonds 2022	21	21	601	–	643
£300m 3.75% bonds 2025	15	15	46	445	521
£350m 2.125% bonds 2026	10	10	30	510	560
Finance lease obligations	16	16	51	3,234	3,317
Trade and other payables	597	5	11	20	633

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	145

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

Short-term deposits

The table below analyses the Group’s short-term deposits at 31 December 2018 by counterparty credit rating:

	AAA	AA-	A	Total
Short-term deposits	76	70	88	234

Repurchase agreements

The Group invests in repurchase agreements, which are fully collateralised investments, with a maturity of three months or less. The Group accepts only government or supranational bonds where the lowest credit rating is AA- or better as collateral. In the event of default, ownership of these securities would revert to the Group. The securities held as collateral are to protect against default by the counterparty. The table below contains information about the collateral held as security at 31 December 2018:

Collateral by type	2018
Government bonds	60
Supranational bonds	208
268

Collateral by credit rating	2018
AAA	207
AA	34
AA-	27
268

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

The carrying amount of financial assets represents the maximum exposure to credit risk.

	Note	2018 $m	2017 $m
Cash and cash equivalents	17	704	168
Derivative financial instruments	22	8	–
Financial assets measured at amortised cost:
Other financial assets	15	145	117
Trade and other receivables, excluding prepayments	16	502	477
		1,359	762

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves totalling $445m at 31 December 2018 (2017: $543m restated). The structure is managed to maintain an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by EBITDA, with the objective of maintaining an investment grade credit rating.

146	IHG | Annual Report and Form 20-F 2018

23. Fair value measurement

Fair values

The following table compares carrying amounts and fair values of the Group’s financial assets and liabilities:

		2018		2017
	Note	Carrying value $m	Fair value $m	Carrying value $m	Fair value $m
Financial assets
Financial assets measured at fair value:
Equity securities	15	116	116	127	127
Derivatives	22	8	8	–	–
		124	124	127	127
Financial assets measured at amortised cost:
Cash and cash equivalents	17	704	704	168	168
Loans and other receivables:
Other financial assets	15	145	145	117	117
Trade and other receivables, excluding prepayments	16	502	502	477	477
		1,351	1,351	762	762
		1,475	1,475	889	889
Financial liabilities
Financial liabilities measured at fair value:
Deferred and contingent purchase consideration	18	(131)	(131)	–	–
Financial liabilities measured at amortised cost:
£400m 3.875% bonds 2022	20	(509)	(543)	(538)	(593)
£300m 3.75% bonds 2025	20	(385)	(399)	(406)	(441)
£350m 2.125% bonds 2026	20	(447)	(417)	(472)	(454)
€500m 2.125% bonds 2027	20	(569)	(566)	–	–
Finance lease obligations	20	(235)	(313)	(231)	(318)
Unsecured bank loans	20	–	–	(262)	(262)
Bank overdrafts	20	(104)	(104)	(110)	(110)
Trade and other payables	18	(645)	(645)	(633)	(633)
Provisions	19	(27)	(27)	(8)	(8)
		(2,921)	(3,014)	(2,660)	(2,819)
		(3,052)	(3,145)	(2,660)	(2,819)

There are no other assets or liabilities measured at fair value on a recurring or non-recurring basis, or for which fair value is disclosed, other than as described in note 14.

The fair value of cash and cash equivalents and bank overdrafts approximates book value due to the short maturity of the investments and deposits, and the fair value of other financial assets approximates book value based on prevailing market rates. The fair value of the unsecured bank loans approximates book value as interest rates reset to market rates on a frequent basis. The fair value of trade and other receivables, trade and other payables and current provisions approximates to their carrying value.

Fair value hierarchy

The following table provides the fair value measurement hierarchy of the above assets and liabilities, other than those with carrying amounts which are reasonable approximations of their fair values:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	147

Group Financial Statements

Notes to the Group Financial Statements continued

23. Fair value measurement continued

	2018							2017
	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities measured at fair value:
Quoted equity shares	8	–	–	8	10	–	–	10
Unquoted equity shares	–	–	108	108	–	–	117	117
Derivatives	–	8	–	8	–	–	–	–
Liabilities
Deferred and contingent purchase consideration	–	–	(131)	(131)	–	–	–	–
£400m 3.875% bonds 2022	(543)	–	–	(543)	(593)	–	–	(593)
£300m 3.75% bonds 2025	(399)	–	–	(399)	(441)	–	–	(441)
£350m 2.125% bonds 2026	(417)	–	–	(417)	(454)	–	–	(454)
€500m 2.125% bonds 2027	(566)	–	–	(566)	–	–	–	–
Finance lease obligations	–	(313)	–	(313)	–	(318)	–	(318)

There were no transfers between Level 1 and Level 2 fair value measurements during the year and no transfers into and out of Level 3.

The fair value of quoted equity shares and the bonds is based on their quoted market price.

Derivatives are fair valued using discounted future cash flows, taking into consideration exchange rates prevailing on the last day of the reporting period and interest rates from observable swap curves. Currency swaps are measured at the present value of future cash flows estimated and discounted back based on quoted forward exchange rates and the applicable yield curves derived from quoted interest rates. Adjustments for credit risk use observable credit default swap spreads.

Finance lease obligations relate primarily to the lease of InterContinental Boston, which is fair valued by discounting the future cash flows payable under the loan, which are fixed, at a risk adjusted long-term interest rate. The interest rate used to discount the cash flows at 31 December 2018 was 7.1% (2017: 6.9%).

Unquoted equity shares are fair valued using the International Private Equity and Venture Capital Valuation Guidelines either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment or by reference to share of net assets if the investment is currently loss-making or a recent property valuation is available. The average P/E ratio for the year was 19.9 (2017: 30.7) and a non-marketability factor of 30% (2017: 30%) is applied. A 10% increase in the average P/E ratio would result in a $2m increase (2017: $2m) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $2m decrease (2017: $2m) in the fair value of the investments. A 10% increase in net assets would result in a $8m increase (2017: $7m) in the fair value of the investments and a 10% decrease in net assets would result in a $8m decrease (2017: $7m) in the fair value of the investments.

Deferred and contingent purchase consideration are fair valued using the present value of the expected future payments, discounted using a risk adjusted discount rate. A 10% decrease in the discount rate would result in a $8m increase in the fair value of the consideration payable.

The following table reconciles the movements in the fair values of financial instruments classified as Level 3 during the year:

	Equity securities $m	Deferred and contingent purchase consideration $m
At 1 January 2017	142	–
Additions	2	–
Disposals	(3)	–
Valuation gains recognised in other comprehensive income	48	–
Valuation gains reclassified to the income statement on disposal	(73)	–
Exchange and other adjustments	1	–
At 31 December 2017	117	–
Additions	4	–
Acquisition of businesses (note 11)	–	131
Disposals	(1)	–
Valuation losses recognised in other comprehensive income	(10)	–
Contingent consideration paid	–	(4)
Change in fair value recorded in finance costs	–	5
Exchange and other adjustments	(2)	(1)
At 31 December 2018	108	131

Other than in relation to cash pooling arrangements (see note 17), there are no financial instruments subject to enforceable master netting arrangements and other similar agreements that are not offset in the Group statement of financial position.

148	IHG | Annual Report and Form 20-F 2018

24. Reconciliation of profit for the year to cash flow from operations before contract acquisition costs

For the year ended 31 December 2018	Note	2018 $m	2017 Restated $m	2016 Restated $m
Profit for the year		352	541	459
Adjustments for:
Net financial expenses		81	72	80
Income tax charge	8	133	115	173
Depreciation and amortisation		80	78	75
System Fund depreciation and amortisation		45	36	31
Impairment	6	–	18	16
Other exceptional items (including System Fund)	6	151	(13)	13
Equity-settled share-based cost	26	38	27	23
Dividends from associates and joint ventures	14	5	4	5
Increase in trade and other receivables		(44)	(71)	(27)
Increase in contract costs		(3)	(5)	(4)
Increase in deferred revenue		141	43	109
Increase in other trade and other payables		7	35	39
Utilisation of provisions, net of charge (2016: net of insurance recovery)	19	(6)	–	(4)
Retirement benefit contributions, net of costs		(12)	(1)	(32)
Cash flows relating to exceptional items		(137)	(44)	(19)
Contract assets deduction in revenue		19	17	13
Other items		4	(3)	–
Total adjustments		502	308	491
Cash flow from operations before contract acquisition costs		854	849	950

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

Residual defined benefit obligations remain in respect of additional benefits provided to members of an unfunded pension arrangement who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Company meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced bank accounts totalling £31m at 31 December 2018 (see note 15) is currently held as security on behalf of the remaining members.

US

During the year, the Group completed a termination of the US funded Inter-Continental Hotels Pension Plan (the Plan), which involved certain qualifying members receiving lump-sum cash-out payments of $20m with the remaining pension obligations subject to a buy-out by Banner Life Insurance Company (Banner), a subsidiary of Legal & General America, through the purchase of a group annuity contract for $124m. Banner assumed responsibility for the payment of the Plan’s pension obligations on 12 June 2018. A further amount of $6m was transferred to the Pension Benefit Guaranty Corporation in respect of members who it had not been possible to trace. The transactions were funded using the assets of the Plan and a final Company contribution of $12m, $1.5m of which was subsequently returned to the Company as a ‘mistake-in-fact’ contribution refund.

The Group continues to maintain the unfunded Inter-Continental Hotels Non-qualified Pension Plans and unfunded Inter-Continental Hotels Corporation Postretirement Medical, Dental, Vision and Death Benefit Plan, both of which are defined benefit plans. Both plans are closed to new members. A Retirement Committee, comprising senior Company employees and assisted by professional advisors as and when required, has responsibility for oversight of the plans.

Other

The Group also operates a number of smaller pension schemes outside the UK, the most significant of which is a defined contribution scheme in the US; there is no material difference between the pension costs of, and contributions to, these schemes.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	149

Group Financial Statements

Notes to the Group Financial Statements continued

25. Retirement benefits continued

In respect of the defined benefit plans, the amounts recognised in the Group income statement, in ‘administrative expenses’, are:

	Pension plans						US Post-employment
			UK			US			benefits			Total
	2018 $m	2017 $m	2016 $m	2018 $m	2017 $m	2016 $m	2018 $m	2017 $m	2016 $m	2018 $m	2017 $m	2016 $m
Net interest expense	1	1	1	2	2	2	1	1	1	4	4	4
Administration costs	–	–	–	–	1	1	–	–	–	–	1	1
Operating profit before exceptional items	1	1	1	2	3	3	1	1	1	4	5	5
Exceptional items:
Settlement loss including transaction costs	–	–	–	15	–	–	–	–	–	15	–	–
	1	1	1	17	3	3	1	1	1	19	5	5

The settlement loss arises from the termination of the Plan and comprises the difference between cash cost of the termination arrangements and the accounting value of the liabilities extinguished, together with related transaction costs.

Re-measurement gains and losses recognised in the Group statement of comprehensive income are:

	2018			2017			2016
	Plan assets $m	Plan obligations $m	Total $m	Plan assets $m	Plan obligations $m	Total $m	Plan assets $m	Plan obligations $m	Total $m
Return on plan assets (excluding amounts included in interest)	(8)	–	(8)	9	–	9	–	–	–
Actuarial gains and losses arising from changes in:
Demographic assumptions	–	–	–	–	1	1	–	6	6
Financial assumptions	–	14	14	–	(9)	(9)	–	(11)	(11)
Experience adjustments	–	3	3	–	(2)	(2)	–	1	1
Change in asset restriction (excluding amounts included in interest)	3	–	3	(3)	–	(3)	–	–	–
Other comprehensive income	(5)	17	12	6	(10)	(4)	–	(4)	(4)

The assets and liabilities of the schemes and the amounts recognised in the Group statement of financial position are:

	Pension plans				US Post-employment
	UK		US		benefits		Total
	2018 $m	2017 $m	2018 $m	2017 $m	2018 $m	2017 $m	2018 $m	2017 $m
Retirement benefit assets
Fair value of plan assets	–	–	–	152	–	–	–	152
Present value of benefit obligations	–	–	–	(146)	–	–	–	(146)
Surplus in schemes	–	–	–	6	–	–	–	6
Asset restriction	–	–	–	(3)	–	–	–	(3)
Total retirement benefit assets	–	–	–	3	–	–	–	3

Retirement benefit obligations
Fair value of plan assets	–	–	–	–	–	–	–	–
Present value of benefit obligations	(24)	(29)	(45)	(51)	(22)	(24)	(91)	(104)
Total retirement benefit obligations	(24)	(29)	(45)	(51)	(22)	(24)	(91)	(104)

Total fair value of plan assets	–	–	–	152	–	–	–	152
Total present value of benefit obligations	(24)	(29)	(45)	(197)	(22)	(24)	(91)	(250)

150	IHG | Annual Report and Form 20-F 2018

25. Retirement benefits continued

Assumptions

The principal financial assumptions used by the actuaries to determine the benefit obligations are:

	Pension plans						US Post-employment
	UK			US					benefits
	2018%	2017%	2016%	2018%	2017%	2016%	2018%	2017%	2016%
Pensions increases	3.2	3.2	3.3	–	–	–	–	–	–
Discount rate	3.0	2.6	2.7	3.9	3.3	3.7	4.0	3.3	3.8
Inflation rate	3.2	3.2	3.3	–	–	–	–	–	–
Healthcare cost trend rate assumed for next year:
Pre-65 (ultimate rate reached in 2025)							7.1	7.7	7.0
Post-65 (ultimate rate reached in 2024)							7.6	8.7	8.3
Ultimate rate that the cost trend rate trends to							4.5	4.5	4.5

Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S2PA ‘light’ year of birth tables with projected mortality improvements using the CMI_2017 model and a 1.25% per annum long-term trend with age rated down by 0.7 and 2.3 years for pensioners and 0.5 and 2.6 years for non-pensioners, male and female respectively. In the US, the current assumptions are based on the RP-2014 Employee/Healthy Annuitant Generationally Projected with Scale MP-2018 mortality tables.

In both the UK and US, the assumptions have been revised during the year to reflect life expectancy at retirement age as follows:

		Pension plans
		UK			US
		2018 Years	2017 Years	2016 Years	2018 Years	2017 Years	2016 Years
Current pensioners at 65[a]	– male	24	24	24	21	21	21
	– female	26	26	26	23	23	23
Future pensioners at 65[b]	– male	25	25	25	22	22	22
	– female	28	28	28	24	24	24

[a]	Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.

[b]	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2038.

The assumptions allow for expected increases in longevity.

Sensitivities

Changes in assumptions used for determining retirement benefit costs and obligations may have an impact on the income statement and the statement of financial position. The key assumptions are the pensions increases, discount rate, the rate of inflation and the assumed mortality rate. The sensitivity analysis below is based on extrapolating reasonable changes in these assumptions, using year-end conditions and assuming no interdependency between the assumptions:

			UK		US
		Higher/ (lower) pension cost $m	Increase/ (decrease) in liabilities $m	Higher/ (lower) pension cost $m	Increase/ (decrease) in liabilities $m
Pensions increases	– 0.25% decrease	–	(1.0)	–	–
	– 0.25% increase	0.1	1.0	–	–
Discount rate	– 0.25% decrease	–	1.0	(0.1)	1.6
	– 0.25% increase	0.1	(1.0)	0.1	(1.5)
Inflation rate	– 0.25% increase	0.1	1.0	–	–
	– 0.25% decrease	–	(1.0)	–	–
Mortality rate	– One year increase	0.1	0.6	0.1	3.3

A one percentage point increase in assumed healthcare costs trend rate would increase the accumulated post-employment benefit obligations as at 31 December 2018 by $1.7m (2017: $1.9m, 2016: $1.9m) and a one percentage point decrease would decrease the obligations by $1.6m (2017: $1.8m, 2016: $1.7m).

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	151

Group Financial Statements

Notes to the Group Financial Statements continued

25. Retirement benefits continued

Movement in benefit obligation

	Pension plans				US Post-employment
	UK		US		benefits		Total
	2018 $m	2017 $m	2018 $m	2017 $m	2018 $m	2017 $m	2018 $m	2017 $m
Benefit obligation at 1 January	29	27	197	195	24	22	250	244
Interest expense	1	1	4	7	1	1	6	9
Benefits paid	(1)	(1)	(9)	(13)	(1)	(1)	(11)	(15)
Settlement payments	–	–	(150)	–	–	–	(150)	–
Settlement loss	–	–	14	–	–	–	14	–
Re-measurement (gains)/losses	(4)	–	(11)	8	(2)	2	(17)	10
Exchange adjustments	(1)	2	–	–	–	–	(1)	2
Benefit obligation at 31 December	24	29	45	197	22	24	91	250

Comprising:
Funded plans	–	–	–	146	–	–	–	146
Unfunded plans	24	29	45	51	22	24	91	104
	24	29	45	197	22	24	91	250

Movement in plan assets

	Pension plans				US Post-employment
	UK		US		benefits		Total
	2018 $m	2017 $m	2018 $m	2017 $m	2018 $m	2017 $m	2018 $m	2017 $m
Fair value of plan assets at 1 January	–	–	152	148	–	–	152	148
Company contributions	1	1	14	4	1	1	16	6
Benefits paid	(1)	(1)	(9)	(13)	(1)	(1)	(11)	(15)
Settlement payments	–	–	(150)	–	–	–	(150)	–
Interest income	–	–	2	5	–	–	2	5
Re-measurement (losses)/gains	–	–	(8)	9	–	–	(8)	9
Settlement transaction costs	–	–	(1)	(1)	–	–	(1)	(1)
Fair value of plan assets at 31 December	–	–	–	152	–	–	–	152

Company payments are expected to be $6m in 2019.

The plan assets are measured at fair value and comprise the following:

		US
	2018 $m	2017 $m
Investments quoted in active markets
Investment funds: fixed income securities	–	150
Unquoted investments
Cash	–	2
	–	152

	Pension plans				US Post-employment
	UK		US		benefits		Total
	2018 $m	2017 $m	2018 $m	2017 $m	2018 $m	2017 $m	2018 $m	2017 $m
Movement in asset restriction
Balance at 1 January	–	–	3	–	–	–	3	–
Re-measurement (losses)/gains	–	–	(3)	3	–	–	(3)	3
Balance at 31 December	–	–	–	3	–	–	–	3

152	IHG | Annual Report and Form 20-F 2018

25. Retirement benefits continued

Estimated future benefit payments

	Pension plans				US Post-employment
	UK		US		benefits		Total
	2018 $m	2017 $m	2018 $m	2017 $m	2018 $m	2017 $m	2018 $m	2017 $m
Within one year	–	–	4	14	1	1	5	15
Between one and five years	3	3	14	53	6	6	23	62
More than five years	16	17	15	62	7	7	38	86
	19	20	33	129	14	14	66	163
Average duration of obligation (years)	19.5	20.5	9.2	10.3	9.6	10.4

The reduction in future benefit payments arises from the termination of the Plan.

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

The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related award by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the APP during the year and conditional rights over 175,944 (2017: 234,918, 2016: 335,775) shares were awarded to participants. In 2018 this number included 48,771 (2017: 79,471, 2016: 103,071) shares awarded as part of recruitment terms or for one-off individual awards.

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

Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for eligible employees. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards. During the year, conditional rights over 784,119 (2017: 805,045, 2016: 1,355,721) shares were awarded to employees under the plan, comprising 257,240 (2017: 280,458, 2016: 888,518) performance-related awards and 526,879 (2017: 524,587, 2016: 467,203) restricted stock units.

New plan rules for the LTIP were approved by shareholders at the AGM on 2 May 2014, and apply to awards made in respect of the 2015-17 and subsequent LTIP cycles. The new plan rules contain substantially the same terms as the superseded plan rules.

More detailed information on the performance measures for awards to Executive Directors is shown in the Directors’ Remuneration Report on pages 72 to 85.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	153

Group Financial Statements

Notes to the Group Financial Statements continued

26. Share-based payments continued

The Group recognised a cost of $27m (2017: $21m, 2016: $17m) in operating profit and $1m (2017: $2m, 2016: $nil) within exceptional administrative expenses related to equity-settled share-based payment transactions during the year, net of amounts borne by the System Fund. An additional $11m (2017: $6m, 2016: $6m) has been charged to the System Fund.

No aggregate consideration was received in respect of ordinary shares issued under option schemes during 2018, 2017 or 2016.

The Group uses separate option pricing models and assumptions depending on the plan. The following table sets out information about awards granted in 2018, 2017 and 2016:

	APP			LTIP
	Binomial valuation model			Monte Carlo Simulation and Binomial valuation model
	2018	2017	2016	2018	2017	2016
Weighted average share price	4,645.0p	3,781.0p	2,725.0p	4,774.0p	4,300.0p	2,846.0p
Expected dividend yield	n/a	n/a	n/a	2.27%	2.05%	2.55%
Risk-free interest rate				0.84%	0.10%	0.36%
Volatility[a]				25%	24%	24%
Term (years)	3.0	3.0	3.0	3.0	3.0	3.0

[a]	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Movements in the awards outstanding under the schemes are as follows:

	APP	LTIP
	Number of shares thousands	Performance-related awards Number of shares thousands	Restricted stock units Number of shares thousands
Outstanding at 1 January 2016	689	5,275	–
Granted	336	889	467
Vested	(229)	(915)	–
Share capital consolidation	(104)	–	–
Lapsed or cancelled	(7)	(1,048)	(18)
Outstanding at 31 December 2016	685	4,201	449
Granted	235	280	525
Vested	(263)	(928)	–
Share capital consolidation	(21)	–	–
Lapsed or cancelled	(20)	(1,160)	(58)
Outstanding at 31 December 2017	616	2,393	916
Granted	176	257	527
Vested	(199)	(702)	–
Lapsed or cancelled	(2)	(860)	(142)
Outstanding at 31 December 2018	591	1,088	1,301

Fair value of awards granted during the year (cents)
2018	6,066.2	4,748.7	5,966.0
2017	4,959.3	4,133.2	5,251.0
2016	3,671.9	1,768.0	3,624.5

Weighted average remaining contract life (years)
At 31 December 2018	1.0	0.8	1.2
At 31 December 2017	1.2	0.6	1.7
At 31 December 2016	1.2	0.9	2.2

The above awards do not vest until the performance and service conditions have been met.

The weighted average share price at the date of exercise for share awards vested during the year was 4,583.8p (2017: 3,804.7p). The closing share price on 31 December 2018 was 4,237.0p and the range during the year was 3,948.0p to 4,966.0p per share.

154	IHG | Annual Report and Form 20-F 2018

27. Equity

Equity share capital

	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m
Allotted, called up and fully paid
At 1 January 2016 (ordinary shares of 15 265/329 p each)	248	58	111	169
Share capital consolidation	(42)	–	–	–
Exchange adjustments	–	(10)	(18)	(28)
At 31 December 2016 (ordinary shares of 18 318/329 p each)	206	48	93	141
Share capital consolidation	(9)	–	–	–
Exchange adjustments	–	5	8	13
At 31 December 2017 (ordinary shares of 19 17/21 p each)	197	53	101	154
Exchange adjustments	–	(3)	(5)	(8)
At 31 December 2018 (ordinary shares of 19 17/21 p each)	197	50	96	146

The authority given to the Company at the AGM held on 4 May 2018 to purchase its own shares was still valid at 31 December 2018. A resolution to renew the authority will be put to shareholders at the AGM on 3 May 2019.

The Company no longer has an authorised share capital.

On 23 February 2016, the Group announced a $1.5bn return of funds to shareholders by way of a special dividend and share consolidation. On 6 May 2016, shareholders approved the share consolidation on the basis of 5 new ordinary shares of 18 318/329 p per share for every 6 existing ordinary shares of 15 265 /329p, which became effective on 9 May 2016. The special dividend was paid to shareholders on 23 May 2016. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

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

In October 2018, the Board proposed a $500m return of funds to shareholders by way of a special dividend of $2.621 per ordinary share, together with a share consolidation. On 11 January 2019, shareholders approved the share consolidation and payment of the special dividend. The dividend of $510m was paid on 29 January 2019. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore reported earnings per share has not been restated.

At 31 December 2018, the balance classified as equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company’s equity share capital, comprising 19 17/21p shares. The share premium reserve represents the amount of proceeds received for shares in excess of their nominal value.

The nature and purpose of the other reserves shown in the Group statement of changes in equity on pages 98 to 100 of the Group Financial Statements is as follows:

Capital redemption reserve

This reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or cancelled.

Shares held by employee share trusts

Comprises $3.6m (2017: $5.4m, 2016: $10.5m) in respect of 0.2m (2017: 0.2m, 2016: 0.3m) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at 31 December 2018 of $8.3m (2017: $12.1m, 2016: $15.0m).

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

Fair value reserve

This reserve records movements in the value of financial assets measured at fair value. This reserve was previously called the unrealised gains and losses reserve. The change in name reflects that gains and losses will no longer be reflected in the income statement following adoption of IFRS 9.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	155

Group Financial Statements

Notes to the Group Financial Statements continued

27. Equity continued

Cash flow hedging reserve

The cash flow hedging reserve is analysed as follows:

	Cash flow hedging reserve
	Value of currency swaps $m	Costs of hedging $m	Total $m
At 1 January 2018	–	–	–
Costs of hedging deferred and recognised in other comprehensive income	–	(1)	(1)
Change in fair value of currency swaps recognised in other comprehensive income	4	–	4
Reclassified from other comprehensive income to profit or loss – included in financial expenses	(8)	–	(8)
Deferred tax	1	–	1
At 31 December 2018	(3)	(1)	(4)

The value of currency swaps comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss.

The costs of hedging reflects the gain or loss on the portion excluded from the designated hedging instrument that relates to the value of the foreign currency basis spread of currency swaps. It is initally recognised in other comprehensive income and accounted for similarly to changes in value of currency swaps.

Amounts reclassified from other comprehensive income to financial expenses comprise $1m net interest payable on the currency swaps and an exchange gain of $9m which has been offset with a corresponding loss on the €500m 2.125% bonds.

Currency translation reserve

This reserve records the movement in exchange differences arising from the translation of foreign operations and exchange differences on foreign currency borrowings and derivative instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil as permitted by IFRS 1.

The fair value of derivative instruments designated as hedges of net investments in foreign operations outstanding at 31 December 2018 was $1m net asset (2017: $nil, 2016: $3m net liability).

Treasury shares

During 2018, 0.8m (2017: 0.9m, 2016: 0.9m) treasury shares were transferred to the employee share trusts. As a result of the 2017 share consolidation, the number of shares held in treasury reduced by 0.4m during 2017 (2016: reduced by 1.7m during 2016 as a result of the 2016 share consolidation). At 31 December 2018, 6.8m shares (2017: 7.6m, 2016: 8.9m) with a nominal value of $1.7m (2017: $2.0m, 2016: $2.1m) were held as treasury shares at cost and deducted from retained earnings.

Non-controlling interest

A non-controlling interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group. Non-controlling interests are not material to the Group.

28. Operating leases

During the year ended 31 December 2018, $101m (2017: $86m, 2016: $84m) was recognised as an expense in the Group income statement in respect of operating leases, net of amounts borne directly by the System Fund. An additional $5m (2017: $6m, 2016: $7m) has been charged to the System Fund. The expense, recorded in the Group income statement, includes contingent rents of $51m (2017: $32m, 2016: $32m). $2m (2017: $2m, 2016: $2m) was recognised as income from sub-leases.

Future minimum lease payments under non-cancellable operating leases are as follows:

	2018 $m	2017 $m
Due within one year	56	56
One to two years	54	46
Two to three years	67	45
Three to four years	35	60
Four to five years	31	30
More than five years	266	297
	509	534

In addition, in certain circumstances the Group is committed to making additional lease payments that are contingent on the performance of the hotels that are being leased.

The average remaining term of these leases, which generally contain renewal options, is approximately 15 years (2017: 15 years). No material restrictions or guarantees exist in the Group’s lease obligations.

The leases acquired with the UK portfolio acquisition (see note 11) include variable payments where rentals are linked to the performance of the hotels by way of reductions in rentals in the event that lower than target cash flows are generated by the hotels. In the event that rent reductions are not applicable, the Group’s exposure to this type of rental payment is £48m per annum over the remaining lease term of 25 years. Additional rentals, which are uncapped, are also payable calculated as a percentage of the profit earned by the hotels.

Total future minimum rentals expected to be received under non-cancellable sub-leases are $3m (2017: $4m).

156	IHG | Annual Report and Form 20-F 2018

29. Capital and other commitments

	2018 $m	2017 $m
Contracts placed for expenditure not provided for in the Financial Statements:
Property, plant and equipment[a]	46	18
Intangible assets	7	27
Key money	83	59
	136	104

[a]	Includes a commitment to spend $33m on the acquired UK portfolio (see note 11) within two and a half years of the acquisition date.

A loan facility of $5m (2017: $5m) has also been made available to a hotel owner; this was undrawn at 31 December 2018.

There were no commitments to invest in associates at 31 December 2018 (2017: $33m).

30. Contingencies and guarantees

Security incidents

In 2016, the Group was notified of (a) a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data, and (b) security incidents at a number of IHG branded hotels including the installation of malware on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties, together the Security Incidents. A provision of $5m was made at 31 December 2016 (see note 19), to cover the estimated cost of reimbursing the impacted card networks for counterfeit fraud losses and related expenses. During the year, the Group has reached agreement with the card networks on the assessments payable, $3m in total, the vast majority of which have been settled under the Group’s insurance programmes, with the balance expected to be similarly recovered. As a consequence, a provision is no longer required at 31 December 2018.

The Group may also be exposed to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the Security Incidents. Due to the general nature of the regulatory enquiries received and class action filings to date, other than mentioned below, it is not practicable to make a reliable estimate of the possible financial effects of any such claims on the Group at this time. These contingent liabilities are potentially recoverable under the Group’s insurance programmes, although specific agreement will need to be reached with the relevant insurance providers at the time any claim is made.

To date, four lawsuits have been filed against IHG entities relating to the Security Incidents. One of these has been withdrawn and a preliminary settlement, expected to be not more than $2m, has been agreed in respect of another lawsuit, although this is expected to be recovered from insurance.

Tax

Tax related developments during 2018 have confirmed that the Group no longer considers itself at risk of exposure to the outcome of the EU’s State Aid investigation into the UK’s Controlled Foreign Company rules.

Other

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. At 31 December 2018, the amount included within trade and other payables in the Financial Statements was $3m (2017: $6m) and the maximum unprovided exposure under such guarantees was $42m (2017: $31m).

At 31 December 2018, the Group had outstanding letters of credit of $29m (2017: $35m) mainly relating to self insurance programmes.

The Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise contracts. At 31 December 2018, there were guarantees of $43m in place (2017: $54m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. In particular, the Group is currently subject to the claims listed under ‘Legal proceedings’ on page 192. The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Financial Statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

At 31 December 2018, the Group had no other contingent liabilities (2017: $nil).

31. Related party disclosures

	2018 $m	2017 $m	2016 $m
Total compensation of key management personnel
Short-term employment benefits	18.2	21.3	19.2
Contributions to defined contribution pension plans	0.5	0.6	0.8
Equity compensation benefits	13.0	10.2	7.4
Termination benefits	–	1.9	–
	31.7	34.0	27.4

There were no other transactions with key management personnel during the years ended 31 December 2018, 2017 or 2016.

Key management personnel comprises the Board and Executive Committee.

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	157

Group Financial Statements

Notes to the Group Financial Statements continued

31. Related party disclosures continued

Related party disclosures for associates and joint ventures are as follows:

	Associates			Joint ventures			Total
	2018 $m	2017 $m	2016 $m	2018 $m	2017 $m	2016 $m	2018 $m	2017 $m	2016 $m
Revenue from associates and joint ventures	9	8	5	1	1	1	10	9	6
Loans to associates	–	–	9	–	–	–	–	–	9
Other amounts owed by associates and joint ventures	1	2	1	–	–	–	1	2	1
Amounts owed to associates and joint ventures	2	–	–	–	–	–	2	–	–

In addition, loans both to and from the Barclay associate of $237m (2017: $237m) are offset in accordance with the provisions of IAS 32 and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 2.7% in 2018 (2017: 2.0%)) and presented net in the Group income statement.

32. System Fund

System Fund revenues comprise:

		2017	2016
	2018 $m	Restated[a] $m	Restated[a] $m
Assessment fees and contributions received from hotels	979	934	887
Loyalty programme revenues[b]	254	308	312
	1,233	1,242	1,199

System Fund expenses include:

	2018 $m	2017 $m	2016 $m
Marketing[c]	427	405	415
Payroll costs (note 4)	347	339	311
Depreciation and amortisation	45	36	31

[a]	Restated for IFRS 15 (see pages 109 to 113).

[b]	Loyalty programme revenue is shown net of the cost of point redemptions.

[c]	Restated to reflect a wider definition of marketing costs.

33. Events after the reporting period

On 12 February 2019, the Group completed the acquisition of Six Senses Hotels Resorts Spas (Six Senses), for $300m paid in cash. Six Senses is a leading operator of top tier luxury hotels, resorts and spas with a world-renowned reputation for wellness and sustainability. Six Senses will sit at the top of IHG’s luxury portfolio.

The assets and liabilities acquired largely comprise intangible assets, being the Six Senses’ brands, management contracts and goodwill. Due to the close proximity of the acquisition date to the date of these financial statements, the initial accounting for the business combination is incomplete and the Group is unable to provide a quantification of the fair values of the assets and liabilities acquired. The Group will include a provisional acquisition balance sheet with its interim results for 2019.

158	IHG | Annual Report and Form 20-F 2018

34. Group companies

In accordance with Section 409 of the Companies Act 2006, a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2018 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by InterContinental Hotels Group PLC.

Fully owned subsidiaries

“IHG Management” d.o.o. Beograd (j)

24th Street Operator Sub, LLC (g) (k)

36th Street IHG Sub, LLC (g) (k)

426 Main Ave LLC (g) (k)

46 Nevins Street Associates, LLC (g) (k)

2250 Blake Street Hotel, LLC (g) (k)

Allegro Management LLC (g) (k)

Alpha Kimball Hotel LLC (g) (k)

American Commonwealth Assurance Co. Ltd. (m)

Asia Pacific Holdings Limited (n)

Barclay Operating Corp. (cj)

BHMC Canada Inc. (o)

BHR Holdings B.V. (p)

BHR Pacific Holdings, Inc. (k)

BHTC Canada Inc. (o)

Blythswood Square Glasgow Hotel OpCo Ltd (n)

BOC Barclay Sub LLC (g) (cj)

Bristol Oakbrook Tenant Company (k)

Café Biarritz (n)

Cambridge Lodging LLC (g) (k)

Capital Lodging LLC (g) (k)

CF Irving Owner, LLC (g) (k)

CF McKinney Owner, LLC (g) (k)

CF Waco Owner, LLC (g) (k)

Compañia Inter-Continental De Hoteles

El Salvador SA (n)

Crowne Plaza LLC (g) (k)

Cumberland Akers Hotel LLC (g) (k)

Dunwoody Operations, Inc. (k)

Edinburgh George Street Hotel OpCo Ltd (n)

Edinburgh IC Limited (s)

EVEN Real Estate Holding LLC (g) (k)

General Innkeeping Acceptance Corporation (b) (l)

Grand Central Glasgow Hotel OpCo Limited (n)

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

Holiday Inns (England) Limited (n)

Holiday Inns (Germany), LLC (g) (l)

Holiday Inns (Guangzhou), Inc. (l)

Holiday Inns (Jamaica) Inc. (l)

Holiday Inns (Middle East) Limited (ac)

Holiday Inns (Philippines), Inc. (l)

Holiday Inns (Saudi Arabia), Inc. (l)

Holiday Inns (Thailand) Ltd. (ac)

Holiday Inns (UK), Inc. (l)

Holiday Inns Crowne Plaza (Hong Kong), Inc. (l)

Holiday Inns Holdings (Australia) Pty Ltd (aa)

Holiday Inns Inc. (k)

Holiday Inns Investment (Nepal) Ltd. (ac)

Holiday Inns of America (UK) Limited (n)

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

IHC M-H (Holdings) Corp. (k)

IHC Overseas (U.K.) Limited (n)

IHC UK (Holdings) Limited (n)

IHC United States (Holdings) Corp. (b) (k)

IHC Willard (Holdings) Corp. (k)

IHG (Australasia) Limited (d) (ai)

IHG (Marseille) SAS (x)

IHG (Myanmar) Ltd (ah)

IHG (Thailand) Limited (aj)

IHG Bangkok Ltd (v)

IHG Brasil Administracao de Hoteis e Servicos

Ltda (ak)

IHG Commission Services SRL (co)

IHG Community Development, LLC (g) (ci)

IHG de Argentina SA (al)

IHG ECS (Barbados) SRL (co)

IHG Franchising Brasil Ltda (bd)

IHG Franchising DR Corporation (k)

IHG Franchising, LLC (g) (k)

IHG Hotels (New Zealand) Limited (an)

IHG Hotels Limited (n)

IHG Hotels Management (Australia) Pty

Limited (d) (aa)

IHG Hotels Nigeria Limited (ao)

IHG Hotels South Africa (Pty) Limited (ap)

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

de Hoteis Ltda (q)

Inter-Continental D.C. Operating Corp. (k)

Inter-Continental Florida Investment Corp. (k)

Inter-Continental Florida Partner Corp. (k)

InterContinental Gestion Hotelera S.L. (by)

Inter-Continental Hospitality Corporation (k)

InterContinental Hotel Berlin GmbH (au)

InterContinental Hotel Düsseldorf GmbH (av)

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

Limited (n)

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

InterContinental Hotels Management GmbH (bf)

InterContinental Hotels Nevada Corporation (ck)

Inter-Continental Hotels of San Francisco Inc. (k)

Inter-Continental IOHC (Mauritius) Limited (bg)

InterContinental Management AM LLC (cm)

InterContinental Management Bulgaria EOOD (bp)

InterContinental Management France SAS (x)

InterContinental Management Poland sp. z.o.o (cn)

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	159

Group Financial Statements

Notes to the Group Financial Statements continued

34. Group companies continued

Fully owned subsidiaries continued

InterContinental Overseas Holding Corporation (k)

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

KHRG Huntington Beach LLC (g) (k)

KHRG Key West LLC (g) (k)

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

KHRG South Beach LLC (g) (k)

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

KHRG Zamora LLC (g) (k)

Kimpton Hollywood Licenses LLC (g) (k)

Kimpton Hotel & Restaurant Group, LLC (g) (k)

Kimpton Phoenix Licenses Holdings LLC (g) (k)

Kimpton Sedona Licenses LLC (g) (k)

Louisiana Acquisitions Corp. (k)

Manchester Oxford Street Hotel OpCo Limited (n)

Mercer Fairview Holdings LLC (g) (k)

Met Leeds Hotel OpCo Limited (n)

MH Lodging LLC (g) (k)

PML Services LLC (g) (as)

Pollstrong Limited (n)

Powell Pine, Inc. (k)

Priscilla Holiday of Texas, Inc. (cl)

PT Regent Indonesia (r)

PT SC Hotels & Resorts Indonesia (bh)

Regent Asia Pacific Hotel Management Ltd (bw)

Regent Asia Pacific Management Ltd (cp)

Regent Berlin GmbH (cq)

Regent International Hotels Ltd (bw)

Resort Services International (Cayo Largo) L.P. (ci)

Roxburghe Hotel Edinburgh OpCo Limited (n)

Russell London Hotel OpCo Limited (n)

SBS Maryland Beverage Company LLC (g) (as)

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

SixCo North America, Inc. (w)

Solamar Lodging LLC (g) (k)

Southern Pacific Hotel Corporation (BVI) Ltd. (v)

Southern Pacific Hotels Properties Limited (v)

SPHC Group Pty Ltd. (aa)

SPHC Management Ltd. (bq)

St David’s Cardiff Hotel OpCo Limited (n)

The Grand Central Hotel Glasgow Limited (n)

The Met Hotel Leeds Limited (n)

The Principal Edinburgh George Street Limited (n)

The Principal London Limited (n)

The Principal Manchester Limited (n)

The Principal York Limited (n)

The Roxburghe Hotel Edinburgh Limited (s)

Universal de Hoteles SA (bj)

White Shield Insurance Company Limited (bk)

Wotton House Hotel OpCo Limited (n)

York Station Road Hotel OpCo Limited (n)

Subsidiaries where the effective interest is less than 100%

H.I. Soaltee Management Company Ltd (76.5%) (ac)

IHG ANA Hotels Group Japan LLC (74.66%) (ar)

IHG ANA Hotels Holdings Co., Ltd. (66%) (ar)

Regent Hospitality Worldwide, Inc. (51%) (bt)

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

(50%) (cg)

Desarrollo Alkoer Saltillo S. de R.L. de C.V.

(50%) (cg)

Desarrollo Alkoer Silao S. de R.L. de C.V. (50%) (cg)

Gestion Hotelera Gestel, C.A. (50%) (c) (h) (ba)

H.I. Soaltee Hotel Company Private Ltd (33.4%) (br)

Hotel JV Services LLC (17.8%) (c) (g) (cb)

Inter-Continental Hotels Saudi Arabia Limited

(40%) (bs)

NF III Seattle, LLC (25%) (g) (cc)

Nuevas Fronteras S.A. (23.66%) (cd)

Panacon (33.33%) (ce)

President Hotel & Tower Co Ltd. (30%) (bu)

Tianjin ICBCI IHG Equity Investment Fund

Management Co., Limited (21.04%) (bv)

160	IHG | Annual Report and Form 20-F 2018

34. Group companies continued

Key
(a)	Directly owned by InterContinental Hotels Group PLC
(b)	Ordinary shares and preference shares
(c)	Ordinary A and ordinary B shares
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

Registered addresses
(j)	Krunska 73, Beograd, 11000, Serbia
(k)	251 Little Falls Drive, Wilmington, DE 19808, USA
(l)	2908 Poston Avenue, Nashville, TN 37203, USA
(m)	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
(n)	Broadwater Park, Denham, Buckinghamshire, UB9 5HR, UK
(o)	199 Bay Street, Suite 2800, Commerce Court West, Toronto, ON M5L 1A9, Canada
(p)	Kingsfordweg 151, 1043 GR Amsterdam, The Netherlands
(q)	Alameda Jau 536, Suite 3s-A, 01420-000 Sao Paulo, Brazil
(r)	Gedung Mega Plaza Lantai 12, JI. H. R. Rasuna Said Kav. C-3, Kelurahan Karet, Kecamtan Setiabudi, Jakarta Seltan, Indonesia
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
(ah)	10 Bo Yar Zar Street, Kyaukkone Yankin Township, Yangon, Myanmar
(ai)	230 Victoria Street, #13-00 Bugis Junction Towers, 188024, Singapore
(aj)	973 President Tower, 7th Floor, Units 7A, 7B, 7C, 7D, 7I, 7F, 7G and 7H, Ploenchit Road, Khwaeng Lumpini, Khet Pathumwan, Bangkok Metropolis, 10330, Thailand
(ak)	Alameda Jau 536, Suite 3S-B, 01420-000 Sao Paulo, Brazil
(al)	Avenida Cordoba 1547, piso 8, oficina A, Buenos Aires, Argentina
(am)	The Phoenix Centre, George Street, Belleville St. Michael, Barbados
(an)	Floor 9, 36 Kitchener Street, Auckland Central, Auckland 1010, New Zealand
(ao)	1, Murtala Muhammed Drive, Ikoyi, Lagos, Nigeria
(ap)	Central Office Park Unit 4, 257 Jean Avenue,
Centurion 0157, South Africa
(aq)	11th Floor, Building No. 10, Tower C, DLF
Phase-II, DLF Cyber City, Gurgaon, Haryana-122002, India
(ar)	20th Floor, Toranomon Kotohira Tower, 2–8, Toranomon 1-chome, Minato-ku, Tokyo, Japan
(as)	HIQ Corporate Services Inc., 715 St. Paul Street, Baltimore, MD 21202, USA
(at)	1052 Budapest, Apáczai Csere János u. 12–14, Hungary
(au)	Budapester Str. 2, 10787 Berlin, Germany
(av)	Koenigsallee 59, D-40215, Dusseldorf, Germany
(aw)	Alameda Jau 536, Suite 3S-E, 01420-000 Sao Paulo, Brazil
(ax)	InterContinental Montreal, 360 St. Antoine Street West, Montreal, Quebec H2Y 3X4, Canada
(ay)	BDO LLP, Two Snowhill, Birmingham, B4 6GA, UK
(az)	361 San Francisco Street Penthouse, San Juan, PR 00901, Puerto Rico
(ba)	Hotel Tamanaco Inter-Continental, Final Av. Ppal, Mercedes, Caracas, Venezuela
(bb)	22nd Floor, Citigroup Tower, No. 33 Huayuanshiqiao Road, Pudong, Shanghai, P.R. China
(bc)	Alameda Jau 536, Suite 3S-C, 01420-000 Sao Paulo, Brazil
(bd)	Alameda Jau 536, Suite 3S-D, 01420-000 Sao Paulo, Brazil
(be)	Bastioni di Porta Nuova 21, 20121 Milano, Italy
(bf)	Thurn-und-Taxis-Platz 6 – 60313 Frankfurt am Main, Germany
(bg)	JurisTax Services Ltd, Level 12, NeXTeracom Tower II, Ebene, Mauritius
(bh)	Menara Impreium 22nd Floor, Suite D, JI. HR. Rasuna Said Kav.1, Guntur Sub-district, Setiabudi District, South Jakarta 12980, Indonesia
(bi)	150 South Champlain Street, Burlington, VT 05401, USA
(bj)	Calle 49, Sur 45 A 300 Of 1102 Envigado Antioquia, Colombia
(bk)	Suite B, Ground Floor, Regal House, Queensway, Gibraltar
(bl)	Suite 2500, 1000 De La Gauchetiere St. West, Montreal QC H3B 0A2, Canada
(bm)	Room 311, Building 1, No 6 East Wen Hua Yuan

Road, Beijing Economy and Technology Development Zone, Beijing, P.R.China
(bn)	Room N306, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R. China
(bo)	Cesta v Mestni log 1, 1000 Ljubljana, Slovenia
(bp)	51B Bulgaria Blvd, 4th Floor, District Triaditsa, Sofia, 1404, Bulgaria
(bq)	C/o Holiday Inn & Suites, Cnr Waigani Drive & Wards Road, Port Moresby, National Capital District, Papua New Guinea
(br)	Tahachal, Kathmandu, Nepal
(bs)	Madinah Road, Jeddah, P.O Box 9456, Post Code 21413, Jeddah, Saudi Arabia
(bt)	Maples Corporate Services Ltd. – PO Box 309, Ugland House, Grand Cayman – KY-1104, Cayman Islands
(bu)	971, 973 Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330, Thailand
(bv)	Room R316, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R. China
(bw)	14th Floor, South China Building, 1-3 Wyndham Street, Hong Kong
(bx)	Eski Büyükdere Cd. Park Plaza No:14 K:4 Maslak – Sarıyer, Istanbul, Turkey
(by)	Paseo de la Castellana 49, 28046 Madrid, Spain
(bz)	2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833-3505, USA
(ca)	Carr Hospitality, LLC, 1455 Pennsylvania Avenue, NW, Suite 100, Washington, DC 20004, USA
(cb)	2711 Centerville Road, Suite 400, Wilmington, DE 19805, USA
(cc)	2000 Monarch Tower, 3424 Peachtree Road, N.E., Atlanta, GA 30326, USA
(cd)	Moreno 809 2 Piso, Buenos Aires, Argentina
(ce)	Pan-American Life Insurance Company, 601 Poydras Street, New Orleans, LA 70130, USA
(cf)	Brack Capital Real Estate Ltd., 885 Third Avenue, 24th Floor, New York, NY 10022, USA
(cg)	Avenida Ejercito Nacional Mexicano No. 769, Torre B Piso 8, Granada, Miguel Hidalgo, Ciudad de México, CP 11520, Mexico
(ch)	Ground Floor, Al Kamel Law Building, Plot 52-b, Banks Area, Six of October City, Egypt
(ci)	40 Technology Pkwy South, #300 Norcross GA 30092, USA
(cj)	80 State Street, Albany NY 12207-2543, USA
(ck)	2215-B Renaissance Drive, Las Vegas, NV 89119, USA
(cl)	11003 Onion Creek Court, Austin, TX 78747, USA
(cm)	10 Vazgen Sargsyan, Office 114, Yerevan, RA 0010, Armenia
(cn)	Al. Jerozolimskie 56C, 00-803 Warsaw, Poland
(co)	Suite 1, Ground Floor, The Financial Services Centre, Bishops Court Hill, St. Michael, Barbados, BB14004
(cp)	Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia
(cq)	Charlottenstrasse 49, Berlin, 10117, Germany

IHG | Annual Report and Form 20-F 2018 | Group Financial Statements | Notes	161

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

162	IHG | Annual Report and Form 20-F 2018

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2018 | Parent Company Financial Statements | Notes	163

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

164	IHG | Annual Report and Form 20-F 2018

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2018 | Parent Company Financial Statements | Notes	165

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

166	IHG | Annual Report and Form 20-F 2018

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2018 | Parent Company Financial Statements | Notes	167

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

168	IHG | Annual Report and Form 20-F 2018

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2018 | Parent Company Financial Statements | Notes	169

Additional Information

Additional Information

172	Other financial information
178	Directors’ Report
182	Group information
182	History and developments
182	Risk factors
187	Directors’ and Executive Committee members’ shareholdings
187	Executive Directors’ benefits upon termination of office
188	Description of securities other than equity securities
189	Articles of Association
190	Working Time Regulations 1998
191	Material contracts
192	Legal proceedings
192	Exchange controls and restrictions on payment of dividends
193	Shareholder information
193	Taxation
196	Disclosure controls and procedures
196	Summary of significant corporate governance differences from NYSE listing standards
197	Selected five-year consolidated financial information
198	Return of funds
199	Purchases of equity securities by the Company and affiliated purchasers
199	Dividend history
200	Shareholder profiles
201	Exhibits
202	Form 20-F cross-reference guide
204	Glossary
206	Useful information
206	Investor information
207	Financial calendars
207	Contacts
208	Forward-looking statements

avid hotel Oklahama City – Qual Springs, USA

170	IHG | Annual Report and Form 20-F 2018

IHG | Annual Report and Form 20-F 2018 | Additional Information	171

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

Further explanation in relation to these measures can be found on page 36.

Underlying revenue and underlying operating profit Non-GAAP reconciliations

The following tables:

•	Reconcile the GAAP measures included in the Group Financial Statements to Group underlying revenue and underlying operating profit;

•	Show underlying revenue and underlying operating profit on both an actual and constant currency basis[a];

•	Reconcile segmental underlying revenue and underlying operating profit to Group underlying revenue and operating profit; and

•	Show underlying Group fee revenue and Group fee margin on both an actual and constant currency basis[a].

[a]

IHG’s method for calculating the constant currency amounts of entities reporting in currencies other than US dollars is to translate the current period results into US dollars using the prior period’s exchange rate. For example, if a UK entity generated revenue of £100m in 2018 and 2017, the Group Financial Statements would report revenue of $133m in 2018 and $128m in 2017, using the respective average exchange rates for the year of $1=£0.75 and $1=£0.78. For constant currency reporting, 2018 revenue would be translated at $1=£0.78 giving a US dollar value of $128m, thereby showing that underlying revenue was flat year-on-year. An exception to this approach is made for currencies experiencing high volatility in order to remove the distorting effect on underlying results where the average daily rate broadly keeps pace with inflation. In 2018 this exception has been applied to fees earned from hotels in Venezuela.

Highlights for the year ended 31 December 2018

	Revenue				Operating profit
At actual exchange rates	2018 $m	2017 Restated $m	Change $m	Change %	2018 $m	2017 Restated $m	Change $m	Change %
Per Group income statement	4,337	4,075	262	6.4	566	728	(162)	(22.3)
Significant liquidated damages	(13)	–	(13)	–	(13)	–	(13)	–
Exceptional items	–	–	–	–	104	(4)	108	2,700.0
Acquisition of businesses	(85)	–	(85)	–	1	–	1	–
System Fund	(1,233)	(1,242)	9	0.7	146	34	112	329.4
Reimbursement of costs	(1,171)	(1,103)	(68)	(6.2)	–	–	–	–
Underlying at actual exchange rates	1,835	1,730	105	6.1	804	758	46	6.1

	At actual exchange rates				At constant currency
	2018 $m	2017 Restated $m	Change $m	Change %	2018 $m	2017 Restated $m	Change $m	Change %
Underlying revenue
Americas	1,051	999	52	5.2	1,053	999	54	5.4
EMEAA	478	457	21	4.6	471	457	14	3.1
Greater China	136	117	19	16.2	135	117	18	15.4
Central	170	157	13	8.3	169	157	12	7.6
Underlying Group revenue	1,835	1,730	105	6.1	1,828	1,730	98	5.7
Owned, leased and managed lease revenue included above	(363)	(351)	(12)	(3.4)	(359)	(351)	(8)	(2.3)
Underlying Group fee revenue	1,472	1,379	93	6.7	1,469	1,379	90	6.5

Underlying operating profit
Americas	662	637	25	3.9	663	637	26	4.1
EMEAA	197	171	26	15.2	196	171	25	14.6
Greater China	62	52	10	19.2	62	52	10	19.2
Central	(117)	(102)	(15)	(14.7)	(116)	(102)	(14)	(13.7)
Underlying Group operating profit	804	758	46	6.1	805	758	47	6.2
Owned, leased and managed lease operating profit included above	(33)	(35)	2	5.7	(34)	(35)	1	2.9
Underlying Group fee operating profit	771	723	48	6.6	771	723	48	6.6

Group fee margin	52.4%	52.4%	–	0.0ppts	52.5%	52.4%	–	0.1ppts

172	IHG | Annual Report and Form 20-F 2018

Highlights for the year ended 31 December 2017

	Revenue				Operating profit
At actual exchange rates	2017 Restated $m	2016 Restated $m	Change $m	Change %	2017 Restated $m	2016 Restated $m	Change $m	Change %
Per Group income statement	4,075	3,912	163	4.2	728	712	16	2.2
Exceptional items	–	–	–	–	(4)	29	(33)	(113.8)
System Fund	(1,242)	(1,199)	(43)	(3.6)	34	(35)	69	197.1
Reimbursement of costs	(1,103)	(1,046)	(57)	(5.4)	–	–	–	–
Underlying at actual exchange rates	1,730	1,667	63	3.8	758	706	52	7.4

	At actual exchange rates				At constant currency
	2017 Restated $m	2016 Restated $m	Change $m	Change %	2017 Restated $m	2016 Restated $m	Change $m	Change %
Underlying revenue
Americas	999	969	30	3.1	1,004	969	35	3.6
EMEAA	457	439	18	4.1	460	439	21	4.8
Greater China	117	112	5	4.5	119	112	7	6.3
Central	157	147	10	6.8	158	147	11	7.5
Underlying Group revenue	1,730	1,667	63	3.8	1,741	1,667	74	4.4
Owned, leased and managed lease revenue included above	(351)	(338)	(13)	(3.8)	(350)	(338)	(12)	(3.6)
Underlying Group fee revenue	1,379	1,329	50	3.8	1,391	1,329	62	4.7

Underlying operating profit
Americas	637	626	11	1.8	642	626	16	2.6
EMEAA	171	157	14	8.9	173	157	16	10.2
Greater China	52	46	6	13.0	52	46	6	13.0
Central	(102)	(123)	21	17.1	(105)	(123)	18	14.6
Underlying Group operating profit	758	706	52	7.4	762	706	56	7.9
Owned, leased and managed lease revenue included above	(35)	(33)	(2)	(6.1)	(35)	(33)	(2)	(6.1)
Underlying Group fee operating profit	723	673	50	7.4	727	673	54	8.0

Group fee margin	52.4%	50.6%	–	1.8ppts	52.3%	50.6%	–	1.7ppts

IHG | Annual Report and Form 20-F 2018 | Additional Information | Other financial information	173

Additional Information

Other financial information continued

Underlying earnings per ordinary share reconciliation

The following table reconciles basic earnings per ordinary share to underlying earnings per ordinary share.

		12 months ended 31 December
		2018 $m	2017 Restated $m
Basic earnings per ordinary share
Profit available for equity holders		351	540
Basic weighted average number of ordinary shares (millions)	`	190	193
Basic earnings per ordinary share (cents)		184.7	279.8
Underlying earnings per ordinary share
Profit available for equity holders		351	540
Adjusted for:
Significant liquidated damages		(13)	–
Tax on significant liquidated damages		3	–
Acquisition of businesses		1	–
Interest relating to deferred and contingent purchase consideration on current year acquisitions		5	–
System Fund revenues and expenses		146	34
Interest attributable to the System Fund		(19)	(13)
Tax attributable to the System Fund		–	3
Exceptional items before tax		104	(4)
Tax on exceptional items		(22)	2
Exceptional tax		(5)	(90)
Currency effect		1	–
Underlying profit available for equity holders		552	472
Underlying earnings per ordinary share (cents)		290.5	244.6
Net capital expenditure reconciliation The following table reconciles net cash from investing activities to net capital expenditure.
		12 months ended 31 December
		2018 $m	2017 Restated $m
Net cash from investing activities		(189)	(206)
Adjusted for:
Contract acquisition costs, net of repayments		(54)	(57)
Tax paid on disposals		2	25
System Fund depreciation and amortisation		45	36
Acquisition of businesses, net of cash acquired		38	–
Net capital expenditure		(158)	(202)
Add back:
Disposal receipts		(10)	(104)
Distributions from associates and joint ventures		(32)	–
System Fund depreciation and amortisation		(45)	(36)
Gross capital expenditure		(245)	(342)
Analysed as:
Capital expenditure: maintenance and key money		(108)	(115)
Capital expenditure: recyclable investments		(38)	(85)
Capital expenditure: System Fund investments		(99)	(142)
Gross capital expenditure		(245)	(342)

174	IHG | Annual Report and Form 20-F 2018

Free cash flow reconciliation

The following table reconciles net cash from operating activities to free cash flow.

	12 months ended 31 December
	2018 $m	2017 Restated $m	2016 Restated $m
Net cash from operating activities	666	577	710
Adjusted for:
Contract acquisition costs, net repayments	54	57	42
Less:
Purchase of shares by employee share trusts	(3)	(3)	(10)
Capital expenditure: maintenance and key money	(108)	(115)	(96)
Cash receipt from renegotiation of long-term partnership agreement	–	–	(95)
Free cash flow	609	516	551

Underlying interest reconciliation The following table reconciles net financial expenses to underlying interest.
		12 months ended 31 December
		2018 $m	2017 Restated $m
Net financial expenses
Financial income		5	4
Financial expenses		(86)	(76)
		(81)	(72)
Adjusted for:
Interest payable on balances with the System Fund		(14)	(7)
Capitalised interest relating to System Fund assets		(5)	(6)
Underlying interest		(100)	(85)

IHG | Annual Report and Form 20-F 2018 | Additional Information | Other financial information	175

Additional Information

Other financial information continued

Revenue per Available room (RevPAR), average daily rate and occupancy

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

References to RevPAR, occupancy and average daily rate are presented on a comparable basis comprising groupings of hotels that have traded in all months in both the current and prior year. The principal exclusions in deriving this measure are new hotels, hotels closed for major refurbishment and hotels sold in either of the two years. RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

The following tables present RevPAR statistics for the year ended 31 December 2018 and a comparison to 2017. Fee business and owned, leased and managed lease statistics are for comparable hotels, and include only those hotels in the Group’s System at 31 December 2018 and franchised, managed, owned, leased or managed leased by the Group since 1 January 2017. The comparison with 2017 is at constant US$ exchange rates.

	Fee business		Owned, leased and managed lease
	2018	Change vs 2017	2018	Change vs 2017
Americas
InterContinental
Occupancy	73.8%	–	80.1%	(3.9)ppt
Average daily rate	$208.07	4.6%	$282.86	6.0%
RevPAR	$153.66	4.6%	$226.48	1.1%
Kimpton
Occupancy	79.9%	(0.2)ppt	–	–
Average daily rate	$240.59	1.5%	–	–
RevPAR	$192.16	1.2%	–	–
Crowne Plaza
Occupancy	68.2%	(1.0)ppt	–	–
Average daily rate	$127.32	1.7%	–	–
RevPAR	$86.86	0.3%	–	–
Hotel Indigo
Occupancy	74.3%	2.2ppt	–	–
Average daily rate	$158.71	1.5%	–	–
RevPAR	$117.91	4.7%	–	–
EVEN Hotels
Occupancy	83.8%	8.6ppt	72.1%	1.2ppt
Average daily rate	$203.70	(1.7)%	$156.04	3.9%
RevPAR	$170.66	9.5%	$112.58	5.6%
Holiday Inn
Occupancy	66.5%	(0.1)ppt	82.4%	2.3ppt
Average daily rate	$113.99	2.0%	$173.78	8.4%
RevPAR	$75.79	1.8%	$143.19	11.5%
Holiday Inn Express
Occupancy	69.0%	0.4ppt	–	–
Average daily rate	$114.33	1.0%	–	–
RevPAR	$78.83	1.6%	–	–
Staybridge Suites
Occupancy	77.4%	1.1ppt	–	–
Average daily rate	$120.31	1.9%	–	–
RevPAR	$93.16	3.3%	–	–
Candlewood Suites
Occupancy	73.9%	0.2ppt	–	–
Average daily rate	$85.54	1.5%	–	–
RevPAR	$63.24	1.7%	–	–

176	IHG | Annual Report and Form 20-F 2018

RevPAR, average daily rate and occupancy continued

	Fee business		Owned, leased and managed lease
	2018	Change vs 2017	2018	Change vs 2017
EMEAA
InterContinental
Occupancy	73.3%	0.7ppt	67.2%	1.4ppt
Average daily rate	$214.04	1.6%	$212.94	(3.6)%
RevPAR	$156.98	2.6%	$143.15	(1.6)%
Crowne Plaza
Occupancy	73.0%	0.3ppt	–	–
Average daily rate	$127.83	3.0%	–	–
RevPAR	$93.35	3.4%	–	–
Hotel Indigo
Occupancy	80.7%	2.1ppt	–	–
Average daily rate	$152.38	2.0%	–	–
RevPAR	$122.93	4.7%	–	–
Holiday Inn
Occupancy	73.9%	0.8ppt	95.4%	(1.7)ppt
Average daily rate	$105.03	1.9%	$141.57	8.8%
RevPAR	$77.63	3.0%	$135.02	6.9%
Holiday Inn Express
Occupancy	77.6%	0.7ppt	–	–
Average daily rate	$92.42	1.0%	–	–
RevPAR	$71.75	2.0%	–	–
Staybridge Suites
Occupancy	77.4%	(0.6)ppt	–	–
Average daily rate	$127.62	2.0%	–	–
RevPAR	$98.75	1.1%	–	–
Greater China
InterContinental
Occupancy	66.1%	2.9ppt	–	–
Average daily rate	$135.75	1.6%	–	–
RevPAR	$89.79	6.2%	–	–
HUALUXE
Occupancy	60.3%	9.3ppt	–	–
Average daily rate	$77.16	2.7%	–	–
RevPAR	$46.50	21.5%	–	–
Crowne Plaza
Occupancy	64.1%	2.8ppt	–	–
Average daily rate	$85.13	3.4%	–	–
RevPAR	$54.60	8.2%	–	–
Hotel Indigo
Occupancy	73.9%	4.8ppt	–	–
Average daily rate	$176.26	2.2%	–	–
RevPAR	$130.17	9.3%	–	–
Holiday Inn
Occupancy	69.5%	1.4ppt	–	–
Average daily rate	$75.01	2.8%	–	–
RevPAR	$52.17	4.8%	–	–
Holiday Inn Express
Occupancy	68.2%	0.6ppt	–	–
Average daily rate	$53.42	5.9%	–	–
RevPAR	$36.43	6.9%	–	–

IHG | Annual Report and Form 20-F 2018 | Additional Information | Other financial information	177

Additional Information

Directors’ Report

This Directors’ Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Corporate Governance Statement approved by the Board is provided on pages 55 to 71 and incorporated by reference herein.

Subsidiaries, joint ventures and associated undertakings

The Group has over 360 subsidiaries, joint ventures and associated undertakings. A complete list of these entities is provided at note 34 of the Group Financial Statements on pages 159 to 161.

Directors

For biographies of the current Directors see pages 56 and 57.

Directors’ and officers’ (D&O) liability insurance and existence of qualifying indemnity provisions

The Company maintains the Group’s D&O liability insurance policy, which covers Directors and officers of the Company defending civil proceedings brought against them in their capacity as Directors or officers of the Company (including those who served as Directors or officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2018.

Articles of Association

The Company’s Articles of Association may only be amended by special resolution and are available on the Company’s website at www.ihgplc.com/investors under Corporate governance. A summary is provided on pages 189 and 190.

Shares

Share capital

The Company’s issued share capital at 31 December 2018 consisted of 197,597,600 ordinary shares of 19 17⁄21 pence each, including 6,827,020 shares held in treasury, which constituted 3.5% of the total issued share capital (including treasury shares). There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2018, 780,410 shares were transferred from treasury to the employee share ownership trust.

In January 2019, the Company’s issued shares capital was subject to a 19 for 20 share consolidation effective as of 14 January 2019 (see page 169) as part of which 6,827,020 treasury shares were consolidated.

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value-creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.

Share issues and buybacks

At the AGM held on 4 May 2018, shareholders authorised the Directors to issue new shares and the Company to buy back existing shares. During 2018 these routine authorities were not exercised, save for the repurchase of 10 ordinary shares of 19 17⁄21 pence in the capital of the Company for cancellation in December 2018 in connection with the $500 million special dividend.

Dividends

In 2018, the Company announced a $500 million return of funds to shareholders via special dividend and share consolidation on the basis of 19 ordinary shares of 20 340⁄399 pence for share for every 20 ordinary shares of 19 17⁄21 pence each (effective as of 14 January 2019).

Dividend	Ordinary shares	ADRs
Interim dividend
An interim dividend was paid on 5 October 2018 to shareholders on the register at the close of business on 31 August 2018	27.7p	36.3¢
Final dividend
Subject to shareholder approval, payable on 14 May 2019 to shareholders on the register at the close of business on 29 March 2019	N/Aa	78.1¢
Special dividend
A special dividend was paid on 29 January 2019 to shareholders on the register at the close of business on 11 January 2019	203.8p	262.1¢

[a]	The sterling amount of the final dividend will be announced on 26 April 2019 using the average of the daily exchange rates from 23 April 2019 to 25 April 2019 inclusive.

Major institutional shareholders

As at 18 February 2019, the Company had been notified of the following significant holdings in its ordinary shares under the UK Disclosure Guidance and Transparency Rules (DTRs):

	As at 18 February 2019				As at 19 February 2018				As at 20 February 2017
	Ordinary				Ordinary				Ordinary
Shareholder	shares/ADSs	[a]	%	[a]	shares/ADSs	[a]	%	[a]	shares/ADSs	[a]	%	[a]
BlackRock, Inc.	10,165,234	[b]	5.60		11,280,241		5.92		10,930,440		5.53
Boron Investments B.V.	11,450,000		6.01		11,850,000		5.02		11,850,000		5.02
Cedar Rock Capital Limited	14,923,417		5.07		14,923,417		5.07		14,923,417		5.07
Fiera Capital Corporation	9,662,767		5.07		7,707,008		4.06		n/a		n/a
Fundsmith LLP	10,222,246		5.18		10,222,246		5.18		10,222,246		5.18
The Capital Group Companies, Inc.	9,670,450		5.09		9,670,450		5.09		9,864,894		4.99
FMR LLC	10,593,666	[c]	5.84		n/a		n/a		n/a		n/a

[a]

The number of shares and percentage of voting rights was determined at the time of the relevant disclosures made in accordance with Rule 5 of the DTRs and doesn’t necessarily reflect the impact of any share consolidation or any changes in shareholding subsequent to the date of notification that are not required to be notified to us under the DTRs.

[b]	Total shown includes 1,079,442 qualifying financial instruments to which voting rights are attached.

[c]	Total shown includes 311,085 qualifying financial instruments to which voting rights are attached.

178	IHG | Annual Report and Form 20-F 2018

The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements the operation of which may result in a change in its control.

For further details on shareholder profiles, see page 200.

2018 share awards and grants to employees

Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market or from shares held in treasury; however, the Board continues to review this policy. The Company’s share plans incorporate the current Investment Associations’ guidelines on dilution which provide that commitments to new shares or re-issue treasury shares under executive plans should not exceed 5% of the issued ordinary share capital of the Company (adjusted for share issuance and cancellation) in any 10-year period. During the financial year ended 31 December 2018, the Company transferred 780,410 treasury shares (0.39% of issued share capital) to satisfy obligations under its share plans.

The estimated maximum dilution from awards made under the Company’s share plans over the last 10 years is 2.6%.

As at 31 December 2018, no options were outstanding.

The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

Employee share ownership trust (ESOT)

IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During 2018, the ESOT released 1,150,901 shares and at 31 December 2018 it held 568,786 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

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

Colleague Share Plan

The Company proposes to implement a Colleague Share Plan, subject to shareholder approval at the Company’s 2019 AGM. A summary of the proposed plan will be set out in the notice convening the Company’s 2019 AGM, which will be available at www.ihgplc.com/investors under Shareholders centre in the AGMs and meetings section.

Future business developments of the Group

Further details on these are set out in the Strategic Report on pages 2 to 51.

Employees and Code of Conduct

Having a predominantly franchised and managed business model means that not all of those people who work at hotels operated under our brands are our employees. When the Group’s entire estate is taken into account (including those working in our franchised and managed hotels), over 400,000 people worked globally across IHG’s brands as at 31 December 2018.

IHG employed the following as at 31 December 2018:

•	7,598 people worldwide (including those in our corporate offices, central reservations offices and owned hotels (excluding those in a category below), whose costs were borne by the Group;

•	5,214 people who worked directly on behalf of the System Fund and whose costs were borne by the System Fund; and

•	22,518 General Managers and (in the US predominantly) other hotel workers, who work in managed hotels, who have contracts or letters of service with IHG and whose costs are borne by those hotels.

See note 4 of the Group Financial Statements on page 123 for more information.

We continue to focus on providing an inclusive environment, in which employees are valued for who they are and what they bring to the Group, and in which talented individuals are retained through all levels of the organisation – see pages 22 to 25.

We also look to appoint the most appropriate person for the job and are committed to providing equality of opportunity to all employees without discrimination. Every effort is made to ensure that applications for employment from disabled employees are fully and fairly considered and that disabled employees have equal opportunities to training, career development and promotion.

The Code of Conduct applies to all Directors, officers and employees and complies with the NYSE rules as set out in Section 406 of the US Sarbanes-Oxley Act 2002. Further details can be found on page 196.

For more information on the Group’s employment policies, including equal opportunities, employee communications and development, see pages 22 to 25, and our website www.ihgplc.com/responsible-business

IHG | Annual Report and Form 20-F 2018 | Additional Information | Directors’ Report	179

Additional Information

Directors’ Report continued

Greenhouse gas (GHG) emissions

By delivering more environmentally sustainable hotels, we can drive cost efficiencies for owners and meet the expectations of all our stakeholders. We recognise the importance of reducing our global GHG emissions for corporate offices and hotels – our target is to reduce our carbon footprint per occupied room by 6-7% across our entire estate by 31 December 2020 (against a 2020 baseline). See page 35 for progress.

Reporting boundary	Measure	2018ª	2017[a]

Global – corporate offices and franchised, managed, owned, leased and managed lease hotels[b] (a KPI and part of our five-year targets)	Scope 1 Direct emissions (tCO2e)	448,690.74	443, 548.52

	Scope 2 Indirect emissions (tCO2e)	1,979,416.52	1,896,581.18

	Scope 3 Indirect (tCO2e)	2,635,736.66	2,535,330.40

	Total GHG emissions (tCO2e)	5,063,843.91	4,875,460.09

	IHG’s chosen intensity measurement GHG emissions per occupied room (kgCO2e per occupied room)	26.02	26.61

Global – corporate offices and managed, owned, leased and managed lease hotels[b] (as required under the Companies Act 2006)	Scope 1 Direct emissions (tCO2e)	448,690.74	443,548.52

	Scope 2 Indirect emissions (tCO2e)	1,979,416.52	1,896,581.18

	Total GHG emissions (tCO2e)	2,428,107.25	2,340,129.69

	IHG’s chosen intensity measurement GHG emissions per occupied room (kgCO2e per occupied room)	41.59	43.60

[a]

Reporting period commencing on 1 October and ending on 30 September – due to the delay in hotels receiving their energy bills it is not possible to report accurately GHG emissions from 1 January to 31 December.

[b]	Includes all of our branded hotels but does not include emissions from 339 hotels. We do not have sufficient data to estimate their emissions and believe them to be immaterial.

Scope

We report Scope 1, Scope 2 and Scope 3 emissions as defined by the GHG protocol as follows:

•	Scope 1 emissions are direct emissions produced by the burning of fuels of the emitter.

•	Scope 2 emissions are indirect emissions (generated by the electricity consumed and purchased by the emitter).

•	Scope 3 emissions are indirect emissions produced by the emitter activity, but owned and controlled by a different emitter from the one who reports on the emissions (e.g. our franchise estate).

Methodology

We have worked with external consultants to give us an up-to-date picture of IHG’s carbon footprint and to assess our performance over the past few years. The external consultants use a sampling and extrapolation methodology to estimate our GHG emissions. For 2018, in line with the methodology set out in the GHG Protocol Corporate Standard, the sample covered 4,673 (86%) of our 5,463 hotels. As IHG’s System size is continually changing and the number of hotels reporting data to the IHG Green Engage™ system increases annually, we have restated 2017 data.

Finance

Political donations

The Group made no political donations under the Companies Act during the year and proposes to maintain this policy.

Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 22 to the Group Financial Statements on pages 144 to 146.

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole:

•	The 10-year £400 million bond issued by the Company on 28 November 2012, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued;

•	The $1.275 billion syndicated loan facility agreement dated 30 March 2015 and maturing in March 2021, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable;
•	The 10-year £300 million bond issued by the Company on 14 August 2015, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued;

•	The 10-year £350 million bond issued by the Company on 24 August 2016, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued; and

•	The 8.5-year €500 million bond issued by the Company on 15 November 2018, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

Further details on material contracts are set out on page 191.

180	IHG | Annual Report and Form 20-F 2018

Business relationships

The Group is party to a technology agreement with Amadeus Hospitality Americas, Inc. (Amadeus), for the development and hosting of the Group’s next generation Guest Reservation System. The initial term of 10 years will expire in 2028, and the Group has the right to extend this agreement for two additional periods of up to 10 years each on the same terms, conditions and pricing. The financial and performance obligations in this agreement are guaranteed by Amadeus IT Group S.A., the parent company of Amadeus Hospitality Americas, Inc.

Otherwise, there are no specific individual contracts or arrangements considered to be essential to the business of the Group as a whole.

Disclosure of information to Auditor

For details, see page 88.

Listing Rules – compliance with LR 9.8.4C

Section	Applicable sub-paragraph within LR 9.8.4C	Location

1	Interest capitalised	Group Financial Statements, note 7, page 125

4	Details of long-term incentive schemes	Directors’ Remuneration Report, pages 72 to 85

The above table sets out only those sections of LR 9.8.4C which are relevant. The remaining sections of LR 9.8.4 are not applicable.

Going concern

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 51 and in the Group information on pages 182 to 186. Information on the Group’s treasury management policies can be found in note 22 to the Group Financial Statements on pages 144 to 146. In November 2018, the Group issued a €500m bond which matures in May 2027.

At the end of 2018, the Group was trading significantly within its banking covenants and debt facilities.

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

Please see page 30 for the Directors’ assessment of the viability of the Group.

By order of the Board,

George Turner

Company Secretary

InterContinental Hotels Group PLC

Registered in England and Wales, Company number 5134420

18 February 2019

IHG | Annual Report and Form 20-F 2018 | Additional Information | Directors’ Report	181

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

The Group disposed of its interests in the soft drinks business by way of an initial public offering of Britvic (Britannia Soft Drinks Limited for the period up to 18 November 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on 21 November 2005), which became the holding company of the Britvic Group on 18 November 2005), a manufacturer and distributor of soft drinks in the UK, in December 2005. The Group now continues as a stand-alone hotels business.

Recent acquisitions and divestitures

•	The Group agreed in May 2018 to rebrand and operate under long-term ‘managed leases’ a portfolio of hotels in the UK.

•	The Group acquired a 51% interest in Regent Hotels and Resorts in July 2018 for $39 million, of which $13 million has been paid to date. The remaining $26 million is to be paid in future years, this deferred consideration has a fair value of $22 million at 31 December 2018. Options exist over the remaining 49% interest which are exercisable in a phased manner from 2026.

•	The Group acquired Six Senses Hotels Resorts Spas and its management business in February 2019 for $300 million in cash.

•	The Group divested a number of investments for total proceeds of $95 million in 2017 and $8 million in 2018.

Capital expenditure

•	Capital expenditure in 2018 totalled $245 million compared with $342 million in 2017 and $241 million in 2016 (see page 174). The lower level of expenditure in 2018 was partly attributable to costs borne in 2017 relating to the roll out of IHG Concerto. Recyclable investments in 2017 included $43 million in connection with a refinancing of the InterContinental New York Barclay hotel.

•	At 31 December 2018, capital committed (being contracts placed for expenditure on property, plant and equipment, intangible assets and key money not provided for in the Group Financial Statements) totalled $136 million.

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

The principal risks are on pages 26 to 30, the cautionary statements regarding forward-looking statements are on page 208 and financial and forward-looking information including note 8 on pages 125 to 129, and note 22 on pages 144 to 146.

The Group is exposed to the risks of political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation and availability of credit and currency fluctuations that could lower revenues and reduce income. The outlook for 2019 may worsen due to continued uncertainty in relation to Brexit, (see page 26 for a statement on the materiality of this risk to the Company), Greater China, the Eurozone, potential disruptions in the US economy, the impact of fluctuating commodity prices (including oil) on economies dependent on such exports, continued unrest in parts of the Middle East, Africa and Asia, and barriers to global trade, including unforeseeable changes in regulations, imposition of tariffs or embargoes, and other trade restrictions or controls. The interconnected nature of economies suggests any of these, or other events, could trigger a recession that reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group’s ability to secure and retain franchise or management agreements. Specifically, the Group is most exposed to the US market and, increasingly, to Greater China.

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

The Group is exposed to the risk of events that adversely impact domestic or international travel

The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics or threats thereof, travel-related accidents or industrial action, natural disasters, or other local factors impacting specific countries, cities or individual hotels, as well as increased transportation and fuel costs. Additionally, the Group may be adversely impacted by increasing stakeholder expectations of corporate performance in relation to waste, water, climate change, or support to local communities. A decrease in the demand for business and/or leisure hotel rooms as a result of such events may have an

182	IHG | Annual Report and Form 20-F 2018

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

The Group is subject to a competitive and changing industry

The Group operates in a competitive industry and must compete effectively against traditional competitors such as other global hotel chains, local hotel companies and independent hotels to win the loyalty of guests, employees and owners. The competitive landscape also includes other types of businesses, both global and specific to certain markets, such as web-based booking channels (which include online travel agents and intermediaries), and alternative sources of accommodation such as short-term lets of private property. Failure to compete effectively in traditional and emerging areas of the business could impact the Group’s market share, System size, profitability and relationships with owners and guests. The hospitality industry has experienced recent consolidation and is likely to see this trend continue as companies seek to maintain or increase competitive advantage. Further consolidation by competitors may result in such competitors having access to increased resources, capabilities or capacity and provide advantages from scale of revenues and/or cost structures.

The Group is exposed to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring

The Group may seek to make strategic transactions, including acquisitions, in the future. The Group may not be able to identify opportunities or complete transactions on commercially reasonable terms, or at all, and may not realise the anticipated benefits from such transactions. Strategic transactions come with inherent valuation, financial and commercial risks, and regulatory and insider information risks during the execution of the transactions. The Group may also continue to make organisational adjustments to support delivery of our growth ambitions, including the integration of acquisitions into the Group’s operating processes and systems. This creates inherent risks of complexity and that any changes made could be unsustainable or that we are unable to achieve the return envisaged through reinvestment. In addition, the Group may face unforeseen costs and liabilities, diversion of management attention, as well as longer-term integration and operational risks, which could result in a failure to realise benefits, financial losses, lower employee morale and loss of talent.

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

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the IHG System, to secure management contracts or open hotels in our development pipeline. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance may restrict the supply of suitable hotel development opportunities under franchise or management agreements and mean that not every hotel in our development pipeline may develop into a new hotel that enters our system. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group, including, for example, the unwillingness of franchisees to support brand improvement initiatives. This could result in franchisees prematurely terminating contracts which would adversely impact the overall IHG System size and the Group’s financial performance.

The Group is exposed to inherent risks in relation to changing technology and systems

As the use of the internet, artificial intelligence, mobile and data technology grows, and new and disruptive technology solutions are developed, customer needs evolve at pace. The Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems, and also with regulatory, risk and ethical considerations of how these developments are used, may put the Group at a competitive disadvantage. In addition, the technologies or systems that the Group chooses to deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. Any

IHG | Annual Report and Form 20-F 2018 | Additional Information | Group information	183

Additional Information

Group information continued

Risk factors continued

such failure could adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, incur substantial costs or face other losses. This could further impact the Group’s reputation in regards to innovation. (See also information security and data privacy risk factor.)

The Group is reliant on the reputation of its existing brands and is exposed to inherent reputation risks

Any event that materially damages the reputation of one or more of the Group’s brands and/or fails to sustain the appeal of the Group’s brands to its customers and owners may have an adverse impact on the value of that brand and subsequent revenues from that brand or business. In particular, if the Group is unable to create consistent, valued, and quality products and guest experiences across the owned, leased and managed lease, managed and franchised estates, or if the Group, its franchisees or business partners fail to act responsibly, this could result in an adverse impact on its brand reputation. In addition, the value of the Group’s brands could be influenced by a number of external factors outside the Group’s control, such as, but not limited to, changes in sentiments against global brands, changes in applicable regulations related to the hotel industry or to franchising, successful commoditisation of hotel brands by online travel agents and intermediaries, or changes in owners’ perceptions of the value of the Group.

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

The Group is reliant upon the resilience of its reservation system and other key technology platforms and is exposed to risks that could disrupt their operation and/or integrity

The value of the Group is partly derived from the ability to drive reservations through its reservation system and technology platforms which are highly integrated with other processes and systems and linked to multiple sales channels, including the Group’s own websites, in-house and third-party managed call centres, hotels, third-party intermediaries and travel agents.

The scope and complexity of our technology infrastructure, including increasing reliance on third-party suppliers to support and protect our systems and information, as well as the rapidly evolving cyber threats, means that we are inherently vulnerable to physical damage, failures, disruptions, denial of service, phishing or other malware attacks, cyber terrorism and fraud, as well as human error, negligence and wilful misuse. Our franchisees and suppliers are also inherently vulnerable to the same risks.

Lack of resilience and operational availability of these systems provided by the Group or third-party technology providers could lead to prolonged service disruption and might result in significant business interruption, impact the guest booking experience, loss of or theft of data, and subsequently adversely impact Group revenues, incur financial costs to remediate or investigate, lead to regulatory and/or contractual enforcement actions or lawsuits, and damage the Group’s reputation and relationships with hotel owners.

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

The Group requires the right people, skills and capability to manage growth and change

In order to remain competitive, the Group must employ the right people. This includes hiring and retaining highly skilled employees with particular expertise or leadership capability. The implementation of the Group’s strategic business plans could be undermined by failure to build and sustain a resilient corporate culture, failure to recruit or retain key personnel, unexpected loss of key senior employees, failures in the Group’s succession planning and incentive plans, or failure to invest in the development of key skills.

Some of the markets in which the Group operates are experiencing economic growth and/or low levels of unemployment, and the Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees. Some emerging markets may not have the required local expertise to operate a hotel and may not be able to attract the right talent. Failure to attract and retain employees and increasing labour costs may threaten the ability to operate hotels and our corporate support functions, achieve business growth targets or impact the profitability of our operations. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

Collective bargaining activity could disrupt operations, increase our labour costs or interfere with the ability of our management to focus on executing our business strategies.

A significant number of colleagues at our managed, owned, leased and managed lease hotels (approximately 23% in the US) are covered by collective bargaining agreements and similar agreements. If relationships with those colleagues or the unions that represent them become adverse, the properties we own, lease or manage could experience labour disruptions such as strikes, lockouts, boycotts and public demonstrations. Collective bargaining agreements representing approximately half of our organised colleagues in the US expired and were renegotiated in 2018 and we may be required to negotiate additional collective bargaining agreements in the future if more employees become unionised. Labour disputes, which are generally more likely when collective bargaining agreements are being renegotiated, could harm our relationship with our colleagues, result in increased regulatory inquiries and enforcement by governmental authorities and deter guests. Further, adverse publicity related to a labour dispute could harm our reputation and reduce customer demand for our services.

Labour regulation and the negotiation of new or existing collective bargaining agreements could lead to higher wage and benefit costs, changes in work rules that raise operating expenses, legal costs and limitations on our ability or the ability of our third-party property owners to take cost saving measures during economic downturns. We do not have the ability to control the negotiations of collective bargaining agreements covering unionised labour employed by our third-party property owners and franchisees. Increased unionisation of our workforce, new labour legislation or changes in regulations could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies.

184	IHG | Annual Report and Form 20-F 2018

The Group is exposed to the risk of litigation

Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation claims made by many parties, including but not limited to: guests, customers, joint-venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of the hotels it manages. Claims filed may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group’s results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands. (See also legal proceedings on page 192.)

The Group is exposed to the risks related to cybersecurity and data privacy

The Group is increasingly dependent upon the collection, usage, retention, availability, integrity and confidentiality of information, including, but not limited to: guest and employee credit card, financial and personal data, and business performance, financial reporting and commercial development. The information is sometimes held in different formats such as digital, paper, voice recordings and video and could be stored in many places, including facilities managed by third-party service providers, in our company managed hotels, and by our franchisees, who are subject to the same or similar risks.

Cyber breaches increasingly appear to be an unfortunate reality for most firms and we therefore invest in trying to avoid them where reasonable and practical to do so – in recognition of the possible impact of cybersecurity breaches beyond data loss on operational performance, ransomware and regulatory actions/ fines, as well as the potential impact on our reputation. The threats towards the hospitality industry and the Group’s information are dynamic, and include cyber-attacks, fraudulent use, loss or misuse by employees and breaches of our vendors’ security arrangements, amongst others.

The Group experienced cybersecurity incidents including; (a) at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data (the Kimpton Security Incident); and (b) an incident that involved malware being installed on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties (the Americas Security Incident), that the Group become aware of in 2016. These incidents resulted in the Group reimbursing the impacted card networks for counterfeit fraud losses and related expenses and becoming subject to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the Security Incidents. To date, four lawsuits have been filed against IHG entities relating to the Security Incidents.

The legal and regulatory environment around data privacy and requirements set out by the payment card industry surrounding information security across the many jurisdictions in which the Group operates are constantly evolving, (such as the EU GDPR, China cybersecurity law, and California privacy law). If the Group fails to appropriately protect information and ensure relevant controls are in place to enable the appropriate use and release of information through the appropriate channels in a timely and accurate manner, IHG System performance, guest experience and the reputation of the Group may be adversely affected. This could lead to revenue losses, fines, penalties, litigation and other additional costs.

We are also required to comply with marketing and advertising laws relating to our direct marketing practices, including email marketing, online advertising, and postal mailings. Further restrictions to the content or interpretations of these laws could adversely impact our current and planned activities and the effectiveness or viability of our marketing strategies to maintain, extend and acquire relationships with customers, and impact the amount and timing of our sales of certain products.

For information of incidents relating to cybersecurity and data privacy during 2018, see pages 157 and 192.

The Group is required to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions

Government regulations affect countless aspects of the Group’s business ranging from corporate governance, health and safety, the environment, bribery and corruption, employment law and diversity, disability access, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the Group’s strategy, including the markets the Group operates in, brand protection, and use or transmittal of personal data. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of licence to operate or reputational damage.

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

The Group is exposed to inherent uncertainties associated with brand development and expansion

The Group has recently launched or acquired a number of new brands, such as EVEN Hotels, HUALUXE, avid Hotels, voco, Kimpton Hotels & Restaurants, Regent Hotels, and entered into co-branded credit card relationships to support the IHG Rewards Club programme. As the roll out, integration and growth of these brands (including associated loyalty programmes) is dependent on market conditions, guest preference and owner investment, and also continued cooperation with third parties, there are inherent risks that we will be unable to recover costs incurred in developing or acquiring the brands or any new programmes or products, or those brands, programmes, or products will not succeed as we intend. The Group’s ongoing agenda to accelerate growth and strategic initiatives creates risks relating to the transition of systems, operating models and processes, and may result in failures to improve commercial performance, leading to financial loss and undermining stakeholder confidence.

IHG | Annual Report and Form 20-F 2018 | Additional Information | Group information	185

Additional Information

Group information continued

Risk factors continued

The Group is exposed to an impairment of the carrying value of our brands, goodwill or other tangible and intangible assets negatively affecting our consolidated operating results

We hold significant amounts of goodwill, intangible assets, property and equipment, and investments. We review the value of our goodwill and indefinite-lived intangible assets for impairment annually (or whenever events or circumstances indicate impairment may have occurred). Changes to estimated fair values could result from shifts in the business climate, the competitive environment, the perceived reputation of our brands (by guests or owners), or changes in interest rates, operating cash flows, market capitalisation, or developments in the legal or regulatory environment. Because of the significance of our goodwill and other intangible assets, we have previously incurred and may incur future impairment charges for these assets, which may require material non-cash charges to our results of operations, which could have an adverse effect on our financial results.

The Group is exposed to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net liabilities and interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in pounds sterling. Conducting business in currencies other than US dollars exposes us to fluctuations in exchange rates, currency devaluations, or restructurings. This could potentially lower our reported revenues, increase our costs, reduce our profits or disrupt our operations. Our exposure to these factors is linked to the pace of our growth in territories outside the US and, if the proportion of our revenues grows, this may increase the potential sensitivity to currency movements having an adverse impact on our results.

From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts and also uses short-dated foreign exchange swaps to manage sterling surplus cash and reduce US dollar borrowings whilst maintaining operational flexibility. However, these arrangements may not eliminate foreign exchange risk exposures entirely, and involve inherent risks of their own, including management time, expertise and external costs.

The Group is also exposed to interest rate risk in relation to its fixed and floating rate borrowings and may use interest rate swaps to manage the exposure.

The Group’s operations are dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations

Cash and cash equivalents is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $2m (2017: $3m) is held in countries where repatriation is restricted as a result of foreign exchange regulations. Medium and long-term borrowing requirements are met through committed bank facilities and bonds. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and facilities.

The Group could be affected by credit risk on treasury transactions

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

The Group is exposed to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants

While the strategy of the Group is to grow through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities, technological innovations and strategic acquisitions; and to maintain and improve owned hotels. The Group is reliant upon having financial strength and access to borrowing facilities to meet these expected capital requirements. The majority of the Group’s borrowing facilities are only available if the financial covenants in the facilities are complied with. Non-compliance with covenants could result in the Group’s lenders demanding repayment of the funds advanced. If the Group’s financial performance does not meet market expectations, it may not be able to refinance existing facilities on terms considered favourable.

The Group’s financial performance may be affected by changes in tax rates

The Group’s financial performance may be affected by changes in taxes, including as a result of US federal income tax reform and taxation and/or repatriation of income earned abroad, and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs. Many factors will affect the Group’s future tax rate, the key ones being future legislative developments, future profitability of underlying subsidiaries and tax uncertainties.

There are many potential future changes to worldwide taxation systems as a result of the potential adoption by individual territories of recommendations of the OECD’s Base Erosion and Profit Shifting project, and other similar initiatives being driven by governments and tax authorities. The Group continues to monitor activity in this area.

Tax liabilities or refunds may also differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law.

186	IHG | Annual Report and Form 20-F 2018

Directors’ and Executive Committee members’ shareholdings

As at 18 February 2019: (i) Executive Directors had the number of beneficial interests in shares (including Directors’ share awards under IHG’s share plans) set out in the table on page 81; (ii) Non-Executive Directors had the number of beneficial interests in shares set out in the table on page 84; and (iii) Executive Committee members had the number of beneficial interests in shares (including members’ share awards under IHG’s share plans) set out in the table below. These shareholdings indicate all Directors’ or Executive Committee members’ beneficial interests and those held by their spouses and other connected persons. As at 18 February 2019, no Director or Executive Committee member held more than 1.0% of the total issued share capital. None of the Directors have a beneficial interest in the shares of any subsidiary.

	Number of shares held outright			APP deferred share awards			LTIP share awards (unvested)			Total number of shares held
Executive Committee member	18 Feb 2019	31 Dec 2018	31 Dec 2017	18 Feb 2019	31 Dec 2018	31 Dec 2017	18 Feb 2019	31 Dec 2018	31 Dec 2017	18 Feb 2019	31 Dec 2018	31 Dec 2017
Keith Barr	40,642	42,782	31,116	26,847	28,262	24,586	97,211	97,211	90,987	164,700	168,255	146,689
Paul Edgecliffe-Johnson	24,385	25,669	27,443	25,404	26,742	28,384	87,482	87,482	97,970	137,271	139,893	153,797
Elie Maalouf	23,534	24,773	–	41,753	42,058	–	82,694	82,694	–	147,981	149,525	–
Claire Bennett	–	–	–	14,340	14,406	13,105	28,788	28,788	13,019	43,128	43,194	26,124
Jolyon Bulley	52,164	54,910	50,275	6,022	6,341	8,180	38,087	38,087	38,413	96,273	99,338	96,868
Yasmin Diamond	1,351	1,423	–	6,876	7,239	6,561	33,521	33,521	35,209	41,748	42,183	41,770
Nicolette Henfrey	–	–	–	5,678	–	–	18,675	–	–	24,353	–	–
Kenneth Macpherson	7,296	7,681	–	30,535	31,468	29,057	53,121	53,121	59,675	90,952	92,270	88,732
Eric Pearson	10,295	10,837	–	20,531	21,613	22,979	63,635	63,635	72,633	94,461	96,085	95,612
Ranjay Radhakrishnan	7,902	8,318	–	24,983	25,258	31,836	49,101	49,101	41,851	81,986	82,677	73,687
George Turner	18,815	19,806	11,507	16,878	17,768	18,683	54,341	54,341	61,511	90,034	91,915	91,701

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

IHG | Annual Report and Form 20-F 2018 | Additional Information | Group information	187

Additional Information

Group information continued

Description of securities other than equity securities

Fees and charges payable to a depositary

Category (as defined by SEC)	Depositary actions	Associated fee
Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:

•  Share distributions, stock splits, rights, mergers

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

•  The ADR Depositary’s or its custodian’s compliance with applicable laws, rules or regulations

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

Fees and charges payable by a depositary

JPMorgan Chase Bank N.A. (JPMorgan or the ADR Depositary) is the depositary for IHG’s ADR programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 4 New York Plaza, 12th Floor, New York, NY 10004, US. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR programme and incurred by the Company in connection with the ADR programme. During the year ended

31 December 2018, the Company received $376,007.95 from the ADR Depositary in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements, investor relations programmes, and advertising and public relations expenditure.

188	IHG | Annual Report and Form 20-F 2018

Articles of Association

The Company’s Articles of Association (the Articles) were first adopted with effect from 27 June 2005 and were most recently amended at the AGM held on 4 May 2018 and are available on the Company’s website at www.ihgplc.com/investors under Corporate governance. The following summarises material rights of holders of the Company’s ordinary shares under the material provisions of the Articles and English law. This summary is qualified in its entirety by reference to the Companies Act and the Articles.

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

The Articles require annual retirement and re-election of all Directors at the AGM.

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

IHG | Annual Report and Form 20-F 2018 | Additional Information | Group information	189

Additional Information

Group information continued

Articles of Association continued

On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

•	The Chair of the meeting;

•	At least five shareholders present in person or by proxy and entitled to vote at the meeting;

•	Any shareholder or shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	Any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting and on which there have been paid up sums in the aggregate at least equal to one-tenth of the total sum paid up on all the shares conferring that right.

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

AGMs must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 14 days. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. The Board of Directors may, if they choose, make arrangements for shareholders, who are unable to attend the place of the meeting, to participate at other places.

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

In the UK, there is in place a national minimum wage under the National Minimum Wage Act 1998, as amended. At 31 December 2018, the minimum wage for individuals aged 18 to 20 was £5.90 per hour, aged 21 to 24 was £7.38 per hour and for those aged 25 or over was £7.83 per hour in each case, excluding apprentices aged under 19 years or, otherwise, in the first year of their apprenticeships.

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

190	IHG | Annual Report and Form 20-F 2018

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

Syndicated Facility

On 30 March 2015, the Company signed a five-year $1.275 billion bank facility agreement (Syndicated Facility) with Bank of America Merrill Lynch International Limited, Barclays Bank plc, HSBC Bank PLC, SunTrust Robinson Humphrey, The Bank of Tokyo-Mitsubishi UFJ, Ltd and The Royal Bank of Scotland plc, all acting as joint bookrunners and The Bank of Tokyo-Mitsubishi UFJ, Ltd as facility agent. The Company has exercised its ability to extend the term of the Syndicated Facility by two additional periods of 12 months, taking the term of the Syndicated Facility to 2022. The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated net debt to consolidated EBITDA ratio. The margin can vary between LIBOR + 0.40% and LIBOR + 1.00% depending on the level of the ratio. The Syndicated Facility was undrawn as at 31 December 2018.

£2 billion Euro Medium Term Note programme

In 2018, the Group updated its Euro Medium Term Note programme (Programme) and issued a tranche of €500 million 2.125% notes due 15 May 2027 (2018 Issuance).

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

Final Terms were issued (pursuant to a base prospectus dated 9 November 2012) on 26 November 2012, in respect of the issue of a Tranche of £400 million 3.875% Notes due 28 November 2022 (2012 Issuance). Final Terms were issued (pursuant to a base prospectus dated 16 June 2015) on 12 August 2015 in respect of the issue of a Tranche of £300 million 3.75% Notes due 14 August 2025 (2015 Issuance). Final Terms were issued (pursuant to the base prospectus dated 11 August 2016) on 22 August 2016 in respect of the issue of a Tranche of £350 million 2.125% Notes due 24 August 2026 (2016 Issuance). Final Terms were issued (pursuant to the base prospectus dated 13 August 2018) on 13 November 2018 in respect of the 2018 Issuance.

The Final Terms issued under each of the 2012 Issuance, the 2015 Issuance, the 2016 Issuance and 2018 Issuance provide that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (Change of Control Period) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment grade credit rated by the end of the Change of Control Period.

Further details of the Programme and the Notes are set out in the base prospectus, dated 13 August 2018, a copy of which is available (as is a copy of each of the Final Terms dated 26 November 2012 relating to the 2012 Issuance, the Final Terms dated 12 August 2015 relating to the 2015 Issuance, the Final Terms dated 22 August 2016 relating to the 2016 Issuance and the Final Terms dated 13 November 2018 relating to the 2018 issuance) on the Company’s website at www.ihgplc.com. The Notes issued pursuant to the 2012 Issuance, the Notes issued pursuant to the 2015 Issuance, the Notes issued pursuant to the 2016 Issuance and the Notes issued pursuant to the 2018 Issuance are referred to as ‘£400 million 3.875% bonds 2022’, ‘£300 million 3.750% bonds 2025’, ‘£350 million 2.125% bonds 2026’, and ‘€500 million 2.125% bonds 2027’ respectively in the Group Financial Statements.

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

On 13 August 2018, the Issuer and the Guarantors entered into an amended and restated dealer agreement (Dealer Agreement) with HSBC Bank plc as arranger and Barclays Bank PLC, Commerzbank Aktieengesel, HSBC Bank plc, Merrill Lynch International, MUFG Securities EMEA plc, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities international Limited as dealers (Dealers), pursuant to which the Dealers were appointed in connection with the Programme and the Notes.

Under the Dealer Agreement, each of the Issuer and the Guarantors has given customary warranties and indemnities in favour of the Dealers.

Acquisition of Six Senses Hotels Resorts Spas

On 12 February 2019, a share purchase agreement (SPA) was entered into between Sustainable Luxury (BVI) Limited Partnership (acting through Sustainable Luxury (BVI) Limited as its general partner), Sustainable Luxury Holdings (BVI) Limited, and Inter-Continental Hotels Corporation. Under the SPA, Inter-Continental Hotels Corporation agreed to buy the entire issued share capital of Sustainable Luxury Holdings (BVI) Limited, the principal trading company of the Six Senses group, from Sustainable Luxury (BVI) Limited Partnership. The purchase completed on 12 February 2019.

Under the SPA, Inter-Continental Hotels Corporation gave certain customary warranties and indemnities to the seller.

The consideration paid in respect of the acquisition was $300 million in cash, before adjustments.

IHG | Annual Report and Form 20-F 2018 | Additional Information | Group information	191

Additional Information

Group information continued

Legal proceedings

Group companies have extensive operations in the UK, as well as internationally, and are involved in a number of legal claims and proceedings incidental to those operations. It is the Company’s view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. Notwithstanding the above, the Company notes the matters set out below. Litigation is inherently unpredictable and, as of 18 February 2019, the outcome of these matters cannot be reasonably determined.

A claim was filed on 9 July 2013 by Pan-American Life Insurance Company against Louisiana Acquisitions Corp. and Inter-Continental Hotels Corporation. The claimant originally identified eight causes of action with respect to the management and sale of the InterContinental New Orleans. On 21 August 2017, the court granted summary judgment to the defendants on all of the claimant’s remaining claims. The claimant appealed the ruling. On 12 December 2018, the appellate court affirmed the lower court ruling that granted summary judgment to both IHG defendants. The claimant did not pursue a further appeal, concluding the claims against IHG in this matter.

A claim was filed on 5 July 2016 by CPTS Hotel Lessee, LLC against Holiday Hospitality Franchising, LLC (HHF). The claimant alleges breach of the licence agreement and seeks a declaratory judgment from the court that it has the right to terminate its licence with HHF. HHF and InterContinental Hotels Group Resources, Inc. filed a claim against CPTS Hotel Lessee, LLC also seeking a declaratory judgment and alleging breach of contract and fraud. On 1 May 2018, the court granted IHG’s motion for preliminary injunction and ruled that the license agreement at issue is not terminable at will by CPTS. As of 18 February 2019, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 20 September 2016 against Kimpton Hotel and Restaurant Group, LLC, seeking class action status and alleging breach of implied contract, negligence, and deceptive business practices related to an alleged data breach. The claimant alleged that Kimpton failed to secure and safeguard its customers’ payment card data and personally identifiable information. The parties reached agreement on a resolution of this matter and on 9 January 2019, the court granted the parties’ motion for preliminary approval of the class action settlement.

A claim was filed on 5 May 2017 against InterContinental Hotels Group PLC, Inter-Continental Hotels Corporation, and InterContinental Hotels Group Resources, Inc. seeking class action status and alleging breach of implied contract, negligence, and unjust enrichment regarding an alleged data breach. The claimant alleges that IHG failed to secure and safeguard customers’ personal financial data. As of 18 February 2019, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 26 June 2017 against Inter-Continental Hotels Corporation, InterContinental Hotels Group Resources, Inc., and InterContinental Hotels Group (Canada), Inc. seeking class action status and alleging breach of fiduciary duty, negligence, breach of confidence, intrusion upon seclusion, breach of contract, breach of privacy legislation, and unjust enrichment regarding an alleged data breach. The claim was amended in March 2018 to name Six Continents Hotels, Inc. as the sole defendant. The claimant alleges that security failures allowed customers’ financial information to be compromised. As of 18 February 2019, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 26 January 2018 against InterContinental Hotels Group PLC, Inter-Continental Hotels Corporation and InterContinental Hotels Group Resources, Inc., alleging negligence and seeking class action status, declaratory judgment, injunctive relief and unspecified damages regarding an alleged data breach. On 29 May 2018, the claimants dismissed the complaint without prejudice.

Two class action claims were filed on 19 March 2018 and 6 December 2018 against Six Continents Hotels, Inc. and other hotel companies, alleging violations of anti-trust regulations. Both suits allege that the defendant hotel companies conspired to eliminate competitive branded keyword search advertising in the hotel industry, which raised prices for hotel rooms in violation of applicable law. As of 18 February 2019, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

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

192	IHG | Annual Report and Form 20-F 2018

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

IHG | Annual Report and Form 20-F 2018 | Additional Information | Shareholder information	193

Additional Information

Shareholder information continued

Taxation continued

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

PFIC rules

Based on the manner in which the Group operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company’s ADSs) the Company believes that it was not a PFIC for US federal income tax purposes for its 2018 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were a PFIC for any taxable year during which a US holder owned ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any ‘excess distribution’ received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period). The preferential rates for qualified dividend income described above would not apply if the Company were a PFIC in the taxable year of the distribution or the preceding taxable year.

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

Additional tax considerations

UK inheritance tax

An individual who is neither domiciled nor deemed domiciled in the UK is only chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. As a matter of UK law, it is not clear whether the situs of an ADS for UK inheritance tax purposes is determined by the place where the depositary is established and records the entitlements of the deposit holders, or by the situs of the underlying share which the ADS represents, but the UK tax authorities may take the view that the ADSs, as well as the ordinary shares, are or represent UK-situs assets.

194	IHG | Annual Report and Form 20-F 2018

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

Following litigation on the subject, HMRC has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. The Government has confirmed that it will not reintroduce the 1.5% charge on the issue of shares (and transfers integral to the raising of capital) into clearance service or depositary receipt systems following the UK’s exit from the EU. In HMRC’s view, the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of an issue of share capital. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

A transfer of the underlying ordinary shares will generally be subject to stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration (rounded up to the next multiple of £5 in the case of stamp duty). A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the depositary to an ADS holder, under which no beneficial interest passes, will not be subject to stamp duty or SDRT.

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

IHG | Annual Report and Form 20-F 2018 | Additional Information | Shareholder information	195

Additional Information

Shareholder information continued

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

Summary of significant corporate governance differences from NYSE listing standards

The Group’s statement of compliance with the principles and provisions specified in the UK Corporate Governance Code issued in April 2016 by the Financial Reporting Council (the Code) is set out on pages 70 and 71.

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

Independent Directors

The Code’s principles recommend that at least half the Board, excluding the Chair, should consist of Independent Non-Executive Directors. As at 18 February 2019, the Board consisted of the Chair, independent at the time of his appointment, three Executive Directors and seven Independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE set out five bright line tests for director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chair and Chief Executive Officer

The Code recommends that the Chair and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chair and Chief Executive Officer were, as at 18 February 2019 and throughout 2018, fulfilled by separate individuals.

Committees

The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have audit, remuneration and nominating/corporate governance committees composed entirely of independent directors, as defined under the NYSE rules. The Company’s Nomination Committee consists only of Non-Executive Directors and the Company’s Audit and Remuneration Committees consists entirely of Non-Executive Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/ governance committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nomination Committee is only responsible for nominating, for approval by the Board, candidates for appointment to the Board, although it also assists in developing the role of the Senior Independent Non-Executive Director. The Company’s Nomination Committee consists of the Chair and all the Independent Non-Executive Directors.

The Chair of the Company is not a member of either the Remuneration or the Audit Committee. As set out on page 64, the Audit Committee is chaired by an Independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’.

Non-Executive Director meetings

NYSE rules require that non-management directors of US companies must meet on a regular basis without management present, and independent directors must meet separately at least once per year. The Code requires: (i) the Board Chair to hold meetings with the Non-Executive Directors without the Executive Directors present; and (ii) the Non-Executive Directors to meet at least annually without the Chair present to appraise the Chair’s performance. The Company’s Non-Executive Directors have met frequently without Executive Directors being present, and intend to continue this practice, after every Board meeting if possible.

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

Code of Conduct

The NYSE requires companies to adopt a code of business conduct and ethics, applicable to directors, officers and employees. Any waivers granted to directors or officers under such a code must be promptly disclosed. As set out on page 179, IHG’s Code of Conduct is applicable to all Directors, officers and employees, and further information on the Code of Conduct is available on the Company’s website at www.ihgplc.com/investors under Corporate governance. No waivers have been granted under the Code of Conduct.

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

196	IHG | Annual Report and Form 20-F 2018

Selected five-year consolidated financial information

The selected consolidated financial data set forth in the table below for the years ended 31 December 2014, 2015, 2016, 2017 and 2018 have been prepared in accordance with IFRS as issued by the IASB and in accordance with IFRS as adopted by the EU, and is derived from the audited Group Financial Statements.

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

Group income statement data

	$m, except earnings per ordinary share
		2017	2016
For the year ended 31 December	2018	Restated [a]	Restated [a]	2015	2014
Total revenue	4,337	4,075	3,912	1,803	1,858
Operating profit before exceptional items	670	724	741	680	651
Exceptional items	(104)	4	(29)	819	29
Operating profit	566	728	712	1,499	680
Financial income	5	4	6	5	3
Financial expenses	(86)	(76)	(86)	(92)	(83)
Profit before tax	485	656	632	1,412	600
Tax:
On profit before exceptional items	(160)	(203)	(185)	(180)	(179)
On exceptional items	22	(2)	12	(8)	(29)
Exceptional tax	5	90	–	–	–
	(133)	(115)	(173)	(188)	(208)
Profit for the year from continuing operations:	352	541	459	1,224	392
Attributable to:
Equity holders of the parent	351	540	456	1,222	391
Non-controlling interest	1	1	3	2	1
Earnings per ordinary share (continuing and total operations):
Basic	184.7¢	279.8¢	215.1¢	520.0¢	158.3¢
Diluted	182.8¢	278.4¢	213.1¢	513.4¢	156.4¢
Group statement of financial position data
	$m, except number of shares
		2017	2016
For the year ended 31 December	2018	Restated [a]	Restated [a]	2015	2014
Goodwill and other intangible assets	1,143	967	858	1,226	643
Property, plant and equipment	447	425	419	428	741
Investments and other financial assets	364	369	359	420	368
Non-current trade and other receivables	–	–	8	3	3
Retirement benefit assets	–	3	–	–	8
Non-current derivative financial instruments	7	–	–	–	–
Non-current tax receivable	31	16	23	37	34
Deferred tax assets	60	75	69	49	87
Non-current contract costs	55	51	45	–	–
Non-current contract assets	270	241	185	–	–
Current assets	1,376	863	796	1,606	624
Assets classified as held for sale	–	–	–	–	310
Total assets	3,753	3,010	2,762	3,769	2,818
Current liabilities	1,370	1,280	1,150	1,369	943
Long-term debt	2,129	1,893	1,606	1,239	1,569
Net (liabilities)/assets	(1,077)	(1,301)	(1,146)	319	(717)
Equity share capital	146	154	141	169	178
IHG shareholders’ equity	(1,085)	(1,308)	(1,154)	309	(725)
Number of shares in issue at end of the year (millions)	197	197	206	248	248

[a]	Restated for the adoption of IFRS 15 and other presentational changes (see pages 109 to 114 of the Group Financial Statements for further details)

IHG | Annual Report and Form 20-F 2018 | Additional Information | Shareholder information	197

Additional Information

Shareholder information continued

Return of funds

Since March 2003, the Group has returned over £6.6 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes. On 19 October 2018, the Company announced a $500 million return of funds to shareholders via special dividend with share consolidation. The special dividend was paid in January 2019.

Return of funds programme	Timing		Total return		Returned to date
£501m special dividend[a]	Paid in December 2004		£501m		£501m
£250m share buyback	Completed in 2004		£250m		£250m
£996m capital return[a]	Paid in July 2005		£996m		£996m
£250m share buyback	Completed in 2006		£250m		£250m
£497m special dividend[a]	Paid in June 2006		£497m		£497m
£250m share buyback	Completed in 2007		£250m		£250m
£709m special dividend[a]	Paid in June 2007		£709m		£709m
£150m share buyback	n/a	[b]	£150m		£120m
$500m special dividenda, [c]	Paid in October 2012		£315m	[d]	£315m	[e]
			($500m	)	($505m	)
$500m share buyback	Completed in 2014		£315m	[d]	£315m
			($500m	)	($500m	)[f]
$350m special dividend	Paid in October 2013		£229m	[g]	£228m
			($350m	)	($355m	)[h]
$750m special dividend[a]	Paid in July 2014		£447m	[i]	£446m
			($750m	)	($763m	)[j]
$1,500m special dividend[a]	Paid in May 2016		£1,038m	[k]	£1,038m
			($1,500m	)	($1,500m	)
$400m special dividend[a]	Paid in May 2017		£309m	[l]	£310m
			($400m	)	($404m	)
$500m special dividend[a]	Paid in January 2019		£389m	[m]	£388m
			($500m	)	($510m	)
Total			£6,645m		£6,613m

[a]	Accompanied by a share consolidation.

[b]	This programme was superseded by the share buyback programme announced on 7 August 2012.

[c]	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.

[d]

The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.

[e]	Sterling dividend translated at $1=£0.624.

[f]	Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).

[g]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.

[h]	Sterling dividend translated at $1=£0.644.

I	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.

[j]	Sterling dividend translated at $1=£0.5845.

[k]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.6923, as announced on 12 May 2016.

[l]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.7724, as announced on 11 May 2017.

[m]	The dividend was first determined in US dollars and converted to sterling at the rate of £1 = $1.2860, as announced on 17 January 2019.

198	IHG | Annual Report and Form 20-F 2018

Purchases of equity securities by the Company and affiliated purchasers

During the financial year ended 31 December 2018, 10 ordinary shares were purchased by the Company at prices ranging from 4,159 to 4,176 pence per share under the share purchase announced by the Company on 18 December 2018 in connection with the $500 million special dividend and consolidation.

	Total number of shares (or units) purchased	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number of shares (or units) that may be purchased under the plans or programmes
Month 1 (no purchases this month)	nil	nil	nil	18.999.018	[a]
Month 2 (no purchases this month)	nil	nil	nil	18.999.018	[a]
Month 3 (no purchases this month)	nil	nil	nil	18.999.018	[a]
Month 4 (no purchases this month)	nil	nil	nil	18.999.018	[a]
Month 5 (no purchases this month)	nil	nil	nil	18,999,018	[b]
Month 6 (no purchases this month)	nil	nil	nil	18,999,018	[b]
Month 7 (no purchases this month)	nil	nil	nil	18,999,018	[b]
Month 8 (no purchases this month)	nil	nil	nil	18,999,018	[b]
Month 9 (no purchases this month)	nil	nil	nil	18,999,018	[b]
Month 10 (no purchases this month)	nil	nil	nil	18,999,018	[b]
Month 11 (no purchases this month)	nil	nil	nil	18,999,018	[b]
Month 12	10	4.166	10	18,999,018	[b]

[a]	Reflects the resolution passed at the Company’s AGM held on 5 May 2017.

[b]	Reflects the resolution passed at the Company’s AGM held on 4 May 2018.

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend			Total dividend			Special dividend
	pence	cents	pence		cents	pence		cents	pence		cents
2018	27.7	36.3	N/A	[a]	78.1	N/A	[a]	114.4	203.8	[d]	262.1	[d]
2017	24.4	33.0	50.2		71.0	74.6		104.0	156.4	[b]	202.5	[b]
2016	22.6	30.0	49.4		64.0	72.0		94.0	438.2	[b]	632.9	[b]
2015	17.7	27.5	40.3		57.5	58.0		85.0	–		–
2014	14.8	25.0	33.8		52.0	48.6		77.0	174.9	[b]	293.0	[b]
2013	15.1	23.0	28.1		47.0	43.2		70.0	87.1		133.0
2012	13.5	21.0	27.7		43.0	41.2		64.0	108.4	[b]	172.0	[b]
2011	9.8	16.0	24.7		39.0	34.5		55.0	–		–
2010	8.0	12.8	22.0		35.2	30.0		48.0	–		–
2009	7.3	12.2	18.7		29.2	26.0		41.4	–		–
2008[c]	6.4	12.2	20.2		29.2	26.6		41.4	–		–
2007	5.7	11.5	14.9		29.2	20.6		40.7	200	[b]	–
2006	5.1	9.6	13.3		25.9	18.4		35.5	118	[b]	–
2005	4.6	8.1	10.7		18.7	15.3		26.8	–		–

[a]	The sterling amount of the final dividend will be announced on 26 April 2019 using the average of the daily exchange rates from 23 April 2019 to 25 April 2019 inclusive.

[b]	Accompanied by a share consolidation.

[c]

IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.

[d]	This special dividend was announced on 19 October 2018 and paid on 29 January 2019

IHG | Annual Report and Form 20-F 2018 | Additional Information | Shareholder information	199

Additional Information

Shareholder information continued

Shareholder profiles

Shareholder profile by type as at 31 December 2018

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
Private individuals	33,811	93.62	9,062,327	4.58
Nominee companies	1,421	3.93	159,881,084	80.91
Limited and public limited companies	782	2.17	14,993,201	7.59
Other corporate bodies	92	0.25	13,547,738	6.86
Pension funds, insurance companies and banks	10	0.03	113,250	0.06
Total	36,116	100	197,597,600	100

Shareholder profile by size as at 31 December 2018
Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
1–199	24,346	67.41	1,463,101	0.74
200–499	6,493	17.98	2,030,722	1.03
500–999	2,687	7.44	1,863, 709	0.94
1,000–4,999	1,816	5.03	3,480,091	1.76
5,000–9,999	225	0.62	1,588,042	0.80
10,000–49,999	294	0.81	6,748,648	3.42
50,000–99,999	77	0.21	5,560,335	2.81
100,000–499,999	121	0.34	25,665,203	12.99
500,000–999,999	30	0.08	20,451,816	10.35
1,000,000 and above	27	0.07	128,745,897	65.16
Total	36,116	100	197,597,600	100

Shareholder profile by geographical location as at 31 December 2018
Country/Jurisdiction				Percentage of issued share capital
UK				46.0
Rest of Europe				17.5
US (including ADRs)				34.3
Rest of world				2.2
Total				100

The geographical profile presented is based on an analysis of shareholders (by manager) of 40,000 shares or above where geographical ownership is known. This analysis only captures 90.7% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/90.7 (1.102) to achieve the figures shown in the table above.

As of 18 February 2019, 14,213,048 ADSs equivalent to 14,213,048 ordinary shares, or approximately 7.84% of the total issued share capital, were outstanding and were held by 438 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.

As of 18 February 2019, there were a total of 35,179 recorded holders of ordinary shares, of whom 261 had registered addresses in the US and held a total of 383,344 ordinary shares (0.2% of the total issued share capital).

200	IHG | Annual Report and Form 20-F 2018

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC, and are publicly available through the SEC’s website at www.sec.gov

Exhibit 1	Articles of Association of the Company dated 4 May 2018

Exhibit 4(a)(i)[a]	Amended and restated trust deed dated 11 August 2016 relating to a £2 billion Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1 – 10409) date 2 March 2017)

Exhibit 4(a)(ii)[a]	Five-year $1.275 billion bank facility agreement dated 30 March 2015, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citibank, N.A. London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd., London Branch, HSBC Bank plc, SunTrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Royal Bank Of Scotland plc, U.S. Bank National Association and Wells Fargo Bank N.A., London Branch (incorporated by reference to Exhibit 4a(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1 – 10409) dated 3 March 2016)

Exhibit 4(a)(iii)	Share purchase agreement between Sustainable Luxury (BVI ) Limited Partnership (acting by its General Partner, Sustainable Luxury (BVI) Limited), Sustainable Luxury Holdings (BVI) Limited and Inter-Continental Hotels Corporation dated 12 February 2019

Exhibit 4(c)(i)[a]	Paul Edgecliffe-Johnson’s service contract dated 6 December 2013, commencing on 1 January 2014 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)

Exhibit 4(c)(ii)[a]	Rules of the InterContinental Hotels Group Long Term Incentive Plan as amended on 2 May 2014 (incorporated by reference to Exhibit 4(c)(ix) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)

Exhibit 4(c)(iii)[a]	Rules of the InterContinental Hotels Group Annual Performance Plan as amended on 2 May 2014 (incorporated by reference to Exhibit 4(c)(x) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)

Exhibit 4(c)(iv)[a]	Keith Barr’s service contract dated 5 May 2017, commencing on 1 July 2017 (incorporated by reference to Exhibit 4(c)(v) of the InterContinental Hotels Group Annual Report on Form 20-F (File No. 1-10409) dated 1 March 2018)

Exhibit 4(c)(v)[a]	Elie Maalouf’s service contract dated 19 October 2017, commencing on 1 January 2018 (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group Annual Report on Form 20-F (File No. 1-10409) dated 1 March 2018)

Exhibit 8	List of subsidiaries as at 31 December 2018 (can be found on pages 159 to 161)

Exhibit 12(a)	Certification of Keith Barr filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 12(b)	Certification of Paul Edgecliffe-Johnson filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 13(a)	Certification of Keith Barr and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350

Exhibit 15(a)	Consent of independent registered public accounting firm, Ernst & Young LLP

Exhibit 101	XBRL Instance Document and related items

[a]	Incorporated by reference.

IHG | Annual Report and Form 20-F 2018 | Additional Information | Exhibits	201

Additional Information

Form 20-F cross-reference guide

Item	Form 20-F caption	Location in this document	Page

1	Identity of directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information

	3A – Selected financial data	Shareholder information: Selected five-year consolidated financial information	197

		Shareholder information: Dividend history	199

	3B – Capitalisation and indebtedness	Not applicable	–

	3C – Reason for the offer and use of proceeds	Not applicable	–

	3D – Risk factors	Group information: Risk factors	182-186

4	Information on the Company

	4A – History and development of the Company	Group information: History and developments	182

		Shareholder information: Return of funds	198

		Useful information: Contacts	207

	4B – Business overview	Strategic Report	2-51

		Group information: Working Time Regulations 1998	190

		Group Information: Risk factors	182-186

	4C – Organisational structure	Group Financial Statements: Note 34 – Group companies	159-161

		Group Information – history and development	182

	4D – Property, plants and equipment	Strategic Report: Key performance indicators	31-35

		Directors’ Report: Greenhouse gas (GHG) emissions	180

		Group Financial Statements: Note 12 – Property, plant and equipment	133-134

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects

	5A – Operating results	Strategic Report: Performance	36-51

		Group Financial Statements: Accounting policies	103-108

		Group Financial Statements: New accounting standards and presentational changes	109-114

		Viability statement	30

	5B – Liquidity and capital resources	Strategic Report: Performance – Liquidity and capital resources	50-51

		Group Financial Statements: Note 17 – Cash and cash equivalents	140

		Group Financial Statements: Note 20 – Loans and other borrowings	141-142

		Group Financial Statements: Note 22 – Financial risk management	144-146

		Group Financial Statements: Note 23 – Fair value measurement	147-148

		Group Financial Statements: Note 24 – Reconciliation of profit for the year	149
		to cash flow from operations before contract acquisition costs

	5C – Research and development; intellectual property	Not applicable	–

	5D – Trend information	Strategic Report: Performance	36-51

	5E – Off-balance sheet arrangements	Strategic Report: Performance – Liquidity and capital resources	51
		– Off-balance sheet arrangements

	5F – Tabular disclosure of contractual obligations	Strategic Report: Performance – Liquidity and capital resources	50-51

	5G – Safe harbour	Additional Information: Forward-looking statements	208

	5H – Non-GAAP financial measures	Strategic Report: Performance	36

		Other financial information	172-177

		Group Financial Statements: Note 6 – Exceptionals	124

		Group Financial Statements: Note 10 – Earnings per ordinary share	130

		Group Financial Statements: Note 21 – Net debt	143

6	Directors, senior management and employees

	6A – Directors and senior management	Corporate Governance: Our Board of Directors and Our Executive Committee	56-59

	6B – Compensation	Directors’ Remuneration Report	72-85

		Group Financial Statements: Note 25 – Retirement benefits	149-153

		Group Financial Statements: Note 31 – Related party disclosures	157-158

		Group Financial Statements: Note 26 – Share-based payments	153-154

	6C – Board practices	Corporate Governance	52-71

		Service contracts and notice periods	81,84

	6D – Employees	Group Financial Statements: Note 4 – Staff costs and Directors’ emoluments	123

		Group information: Working Time Regulations 1998	190

		Directors’ Report: Employees and Code of Conduct	179

	6E – Share ownership	Directors’ Remuneration Report: Annual Report on Directors’ Remuneration – Scheme interests awarded during 2018	80

		Directors’ Remuneration Report: Annual Report on Directors’ Remuneration – Statement of Directors’ shareholdings and share interests	81,84

		Group Financial Statements: Note 26 – Share-based payments	153-154

		Group information: Directors and Executive Committee members’ shareholdings	187

7	Major shareholders and related party transactions

	7A – Major shareholders	Directors’ Report: Major institutional shareholders	178

		Shareholder information: Shareholder profiles	200

	7B – Related party transactions	Group Financial Statements: Note 14 – Investment in associates and joint ventures	136-137

		Group Financial Statements: Note 31 – Related party disclosures	157-158

	7C – Interests of experts and counsel	Not applicable	–

202	IHG | Annual Report and Form 20-F 2018

Item	Form 20-F caption	Location in this document	Page

8	Financial Information

	8A – Consolidated statements and	Directors’ Report: Dividends	178

	other financial information	Group Financial Statements	86-161

		Group Information: Legal proceedings	192

		Strategic Report: Performance – Other financial information	49-50

	8B – Significant changes	None	–

9	The offer and listing

	9A – Offer and listing details	Useful information: Trading markets	206

	9B – Plan of distribution	Not applicable	–

	9C – Markets	Useful information: Trading markets	206

	9D – Selling shareholders	Not applicable	–

	9E – Dilution	Not applicable	–

	9F – Expenses of the issue	Not applicable	–

10	Additional information

	10A – Share capital	Not applicable	–

	10B – Memorandum and articles of association	Group information: Articles of Association	189-190

		Group information: Rights attaching to shares	189-190

	10C – Material contracts	Group information: Material contracts	191

	10D – Exchange controls	Shareholder information: Exchange controls and restrictions on payment of dividends	192

	10E – Taxation	Shareholder information: Taxation	193-195

	10F – Dividends and paying agents	Not applicable	–

	10G – Statement by experts	Not applicable	–

	10H – Documents on display	Useful information: Investor information – Documents on display	206

	10I – Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Group Financial Statements: Note 22 – Financial risk management and derivatives	144-146

12	Description of securities other than equity securities

	12A – Debt securities	Not applicable	–

	12B – Warrants and rights	Not applicable	–

	12C – Other securities	Not applicable	–

	12D – American depositary shares	Group information: Description of securities other than equity securities	188

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and Procedures

		Disclosure controls and procedures	196

		Statement of Directors’ Responsibilities Management’s report on internal control over financial reporting	88

		Independent Auditor’s US Report	95

16A	16A – Audit committee financial expert	Corporate Governance: Audit Committee Report	64-67

		Shareholder information: Summary of significant corporate governance	196
		differences from NYSE listing standards – Committees

	16B – Code of ethics	Directors’ Report: Employees and Code of Conduct	179

		Strategic Report: Our culture, key stakeholders and doing business responsibly	22-25

		Shareholder information: Summary of significant corporate governance	196
		differences from NYSE listing standards

	16C – Principal accountant fees and services	Corporate Governance: Audit Committee Report – External auditor	66-67

		Corporate Governance: Audit Committee Report – Non-audit services	66

		Group Financial Statements: Note 5 – Auditor’s remuneration paid	123
		to Ernst & Young LLP

	16D – Exemptions from the listing standards	Not applicable	–
	for audit committees

	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases equity securities by the Company and affiliated purchasers	199

	16F – Change in registrant’s certifying accountant	Not applicable	–

	16G – Corporate Governance	Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	196

	16H – Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Group Financial Statements	86-161

19	Exhibits	Additional Information: Exhibits	201

IHG | Annual Report and Form 20-F 2018 | Additional Information | Form 20-F cross-reference guide	203

Additional Information

Glossary

ADR

an American Depositary Receipt, being a receipt evidencing title to an ADS.

ADR Depositary (J.P. Morgan)

J.P. Morgan Chase Bank N.A.

ADS

an American Depositary Share as evidenced by an ADR, being a registered negotiable security, listed on the New York Stock Exchange, representing one ordinary share of 20 340/299 pence each of the Company.

AGM

Annual General Meeting of InterContinental Hotels Group PLC.

EMEAA

Europe, Middle East, Asia and Africa.

Annual Report

The Annual Report and Form 20-F in relation to the years ending 31 December 2017 or 2018 as relevant.

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

Code

UK Corporate Governance Code issued in April 2016 by the Financial Reporting Council in the UK. The Code was revised in 2018; references to the revised Code are indicated as the ‘new Code’ or ‘2018 Code’.

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

constant currency

a current-year value translated using the previous year’s average xchange rates.

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

DR Policy

Directors’ Remuneration Policy.

EBIT

earnings before interest and tax.

EBITDA

earnings excluding exceptional items and the impact of the System Fund, before interest, tax, depreciation and amortisation.

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

fee margin or fee-based margin

operating profit as a percentage of revenue, excluding revenue and operating profit from owned, leased and managed lease hotels, Kimpton in 2015 only, and significant liquidated damages.

franchisee

an owner who uses a brand under licence from IHG.

goodwill

the difference between the consideration given for a business and the total of the fair values of the separable assets and liabilities comprising that business.

Group or IHG

the Company and its subsidiaries.

Guest Love

IHG’s guest satisfaction measurement tool used to measure brand preference and guest satisfaction.

Guest Reservation System or GRS

our global electronic guest reservation system.

hedging

the reduction of risk, normally in relation to foreign currency or interest rate movements, by making offsetting commitments.

hotel revenue

revenue from all revenue-generating activity undertaken by managed and owned, leased and managed lease hotels, including room nights, food and beverage sales.

IASB

International Accounting Standards Board.

IFRS

International Financial Reporting Standards as adopted by the EU and issued by the IASB.

204	IHG | Annual Report and Form 20-F 2018

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

ordinary share

from 9 October 2012 until 30 June 2014, the ordinary shares of 14 194/329 pence each in the Company; from 1 July 2014, the ordinary shares of 15 265/329 pence each in the Company; from 9 May 2016 the ordinary shares of 18 318/329 pence each in the Company; from 8 May 2017 the ordinary shares of 19 17/21 pence each in the Company; and from 14 January 2019 the ordinary shares of 20 340/399 pence each in the Company.

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

reimbursable revenues

reimbursements from managed and franchised hotels for costs incurred by IHG, for example the cost of IHG employees working in managed hotels. The related revenues and costs are presented gross in the Group income statement and there is no impact to profit.

revenue management

the employment of pricing and segment strategies to optimise the revenue generated from the sale of room nights.

revenue per available room or RevPAR

rooms revenue divided by the number of room nights that are available (can be mathematically derived from occupancy rate multiplied by average daily rate).

room count

number of rooms franchised, managed, owned, leased or managed lease by IHG.

rooms revenue

revenue generated from the sale of room nights.

royalties

fees, based on rooms revenue, that a franchisee pays to the Group.

SEC

US Securities and Exchange Commission.

sterling or pounds sterling, £, pence or p

the pound sterling, the currency of the United Kingdom.

subsidiary

a company over which the Group exercises control.

System

hotels/rooms operating under franchise and management agreements together with IHG owned, leased and managed lease hotels/ rooms, globally (the IHG System) or on a regional basis, as the context requires.

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

total gross revenue

total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned, leased and managed lease hotels, it is not revenue wholly attributable to IHG, as it is mainly derived from hotels owned by third parties.

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

IHG | Annual Report and Form 20-F 2018 | Additional Information | Glossary	205

Additional Information

Useful information

Investor information

Website and electronic communication

As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2018 has been made available to shareholders through our website at www.ihgplc.com/investors under Annual Report.

Shareholders may electronically appoint a proxy to vote on their behalf at the 2019 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

Shareholder hotel discount

IHG offers discounted hotel stays (subject to availability) for registered shareholders only, through a controlled-access website. This is not available to shareholders who hold shares through nominee companies, ISAs or ADRs. For further details please contact the Company Secretary’s office (see the opposite page).

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

Bank mandate

We encourage shareholders to have their dividends paid directly into their UK bank or building society accounts, to ensure efficient payment and clearance of funds on the payment date. For further information, please contact our Registrar (see page opposite).

Overseas payment service

It is also possible for shareholders to have their dividends paid directly to their bank accounts in a local currency. Charges are payable for this service.

Go to www.shareview.co.uk/info/ops for further information.

Out-of-date/unclaimed dividends

If you think that you have out-of-date dividend cheques or unclaimed dividend payments, please contact our Registrar (see the opposite page).

Individual Savings Account (ISA)

Equiniti offers a Stocks and Shares ISA that can invest in IHG shares. For further information, please contact Equiniti on 0345 300 0430a.

Share dealing services

Equiniti offers the following share-dealing facilities.

Postal dealing

For more information, call 0371 384 2248a.

Telephone dealing

For more information, call 0345 603 7037b.

Internet dealing

Visit www.shareview.co.uk for more information.

Changes to the base cost of IHG shares

Details of all the changes to the base cost of IHG shares held from April 2004 to January 2019, for UK Capital Gains Tax purposes, may be found on our website at www.ihgplc.com/investors under Shareholder centre in the Tax information section.

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

Trading markets

The principal trading market for the Company’s ordinary shares is the London Stock Exchange (LSE). The ordinary shares are also listed on the NYSE, trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. The Company has a sponsored ADR facility with J.P. Morgan as ADR Depositary.

American Depositary Receipts (ADRs)

The Company’s shares are listed on the NYSE in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol ‘IHG’. Each ADR represents one ordinary share. All enquiries regarding ADR holder accounts and payment of dividends should be directed to J.P. Morgan Chase Bank, N.A., our ADR Depositary bank (contact details shown on the opposite page).

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

[a]	Lines are open from 08:30 to 17:30 Monday to Friday, excluding UK public holidays.

[b]	Lines are open from 08:00 to 16:30 Monday to Friday, excluding UK public holidays.

206	IHG | Annual Report and Form 20-F 2018

Financial calendars

Dividends		Other dates
	2018		2018
2018 Interim dividend of 27.7p per share		Financial year end	31 December
(36.3¢ per ADR)
Payment date	5 October		2019
		Announcement of Preliminary Results for 2018	19 February
	2019	Announcement of 2019 First Quarter Interim	3 May
Special dividend of 203.8p per ordinary share		Management Statement
(262.1¢ per ADR)		Annual General Meeting	3 May
Record date	11 January	Announcement of Half-Year Results for 2019	6 August
Ex-dividend date	14 January	Announcement of 2019 Third Quarter Interim	18 October
Payment date	29 January	Management Statement
		Financial year end	31 December
2019
2018 Final dividend of 78.1¢ per ordinary share[a]			2020
Ex-dividend date	28 March	Announcement of Preliminary Results for 2019	February
Record date	29 March
Payment date	14 May

[a]	The sterling amount of the final dividend will be announced on 26 April 2019 using the average of the daily exchange rates from 23, April 2019 to 25 April 2019 inclusive.

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

www.shareview.co.uk

ADR Depositary

J.P. Morgan Chase Bank N.A., PO Box 64504,

St. Paul, MN 55164-0504, United States of America

Telephone:

+1 800 990 1135 (US calls) (toll-free)

+1 651 453 2128 (non-US calls)

Email: jpmorgan.adr@eg-us.com

www.adr.com

Auditor

Ernst & Young LLP

Investment bankers

Bank of America Merrill Lynch

Goldman Sachs

Solicitors

Freshfields Bruckhaus Deringer LLP

Stockbrokers

Bank of America Merrill Lynch

Goldman Sachs

IHG® Rewards Club

If you wish to enquire about, or join, IHG Rewards Club,

visit www.ihg.com/rewardsclub or telephone:

+44 (0) 2033 499 033a

(UK and other countries inside Europe and Africa)

+1 888 211 9874b (US and Canada)

+1 800 272 9273b (Mexico)

+1 801 975 3013c (Spanish) (Central and South America)

+971 4 429 0530c (Middle East)

+61 2 9935 8362c (Australia)

+86 21 2033 4848c (Mandarin and Cantonese) (China)

+81 3 5767 9325c (Japan)

+63 2 857 8778c (Korea)

+63 2 857 8788c (all other countries in Asia Pacific)

[a]	International calling rates apply.

[b]	Toll-free.

[c]	Toll charges apply.

IHG | Annual Report and Form 20-F 2018 | Additional Information | Useful information	207

Additional Information

Forward-looking statements

The Annual Report and Form 20-F 2018 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chair’s statement and in the Chief Executive Officer’s review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks of political and economic developments; the risk of events that adversely impact domestic or international travel; the risks of the hotel industry supply-and-demand cycle; the Group being subject to a competitive and changing industry; the Group’s exposure to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring; the Group’s dependence upon a wide range of external stakeholders and business partners; the Group’s exposure to increasing competition from online travel agents and intermediaries; the risks related to identifying, securing and retaining franchise and management agreements; the risks in relation to changing technology and systems; the Group’s reliance on the reputation of its brands and exposure to inherent reputation risks; the Group’s exposure to risks associated with its intellectual property; the risks involved in the Group’s reliance upon its reservation system and other key technology platforms, and the risks that could disrupt the operation and/or integrity of these systems; the risks associated with safety, security and crisis management; the ability to acquire and retain the right people, skills and capability to manage growth and change; the risks associated with collective bargaining activity which could disrupt operations, increase labour costs or interfere with the ability of management to focus on executing business strategies; the risks associated with the Group’s financial stability and its ability to borrow and satisfy debt covenants; the risk of litigation; the risks related to cybersecurity and data privacy; compliance with existing and changing regulations and societal expectations across numerous countries, territories and jurisdictions; the risks associated with insuring its business; the risks associated with uncertainties associated with brand development and expansion; the Group’s exposure to an impairment of the carrying value of its brands, goodwill or other tangible and intangible assets negatively affecting its consolidated operating results; the risk associated with the Group’s operations being dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations; the risks associated with credit risk on treasury transactions; and the risks associated with changes in tax rates.

The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2018.

208	IHG | Annual Report and Form 20-F 2018

Designed and produced by Superunion, London.

www.superunion.com

Managed by Donnelley Financial Solutions

InterContinental Hotels Group PLC’s commitment to environmental issues is reflected in this Annual Report.

This report has been printed on Symbol Matt Plus. Environmental friendly ECF (Elemental Chlorine Free Guaranteed) paper, certified by the FSC®(Forest Stewardship Council Containing a high content of selected recycled materials (minimum 25% guaranteed).

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

InterContinental Hotels Group PLC Broadwater Park, Denham Buckinghamshire UB9 5HR United Kingdom Tel +44 (0) 1895 512 000 Web www.ihgplc.com Make a booking at www.ihg.com

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

By:	/s/ Paul Edgecliffe-Johnson

Name: Paul Edgecliffe-Johnson
Title: Chief Financial Officer

Date: February 28, 2019