Form 20-F
period 2019-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2020-02-27
CIK 858446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Nicolette Henfrey

General Counsel and Company Secretary

+44 (0) 1895 512000

companysecretariat@ihg.com

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares Ordinary Shares of 20 340/399 pence each	IHG IHG	New York Stock Exchange New York Stock Exchange*

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

Ordinary Shares of 20 340/399 pence each	187,717,720

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to
Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

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

  ☐    Yes      ☐No

Holiday Inn
Express

Annual Report and Form 20-F 2019

IHG®

Contents

Strategic Report
2	2019 key highlights
4	Chair’s statement
6	Chief Executive Officer’s review
8	Industry overview
10	Our business model
14	Our brands
18	Our strategy
24	Our culture, responsible business and stakeholders
42	Key performance indicators (KPIs)
46	Our risk management
54	Viability statement
55	Performance
55	Key performance measures (including Non-GAAP measures) used by management
60	Group
63	Americas
66	Europe, Middle East, Asia and Africa (EMEAA)
69	Greater China

Governance
78	Chair’s overview
79	Corporate Governance
79	Our Board and Committee governance structure
80	Our Board of Directors
82	Our Executive Committee
84	Board meetings
86	Director induction, training and development
86	Board effectiveness evaluation
88	Audit Committee Report
92	Corporate Responsibility Committee Report
93	Nomination Committee Report
94	Statement of compliance with the UK Corporate Governance Code
96	Directors’ Remuneration Report
110	Directors’ Remuneration Policy

Group Financial Statements
120	Statement of Directors’ Responsibilities
128	Independent Auditor’s US Report
132	Group Financial Statements
139	Accounting policies
146	New accounting standards and presentational changes
150	Notes to the Group Financial Statements

Additional Information
214	Other financial information
221	Directors’ Report
225	Group information
237	Shareholder information
245	Exhibits
246	Form 20-F cross-reference guide
248	Glossary
250	Useful information
252	Forward-looking statements

The Strategic Report on pages 2 to 75

was approved by the Board on 17 February 2020.

Nicolette Henfrey, Company Secretary

Sustainable growth

Delivering a focused strategy designed to achieve industry-leading net rooms growth over the medium term page 18

avid

Proven business model

A proven track record of strong returns for our hotel owners and shareholders page 10

Our purpose is to provide

True Hospitality for everyone

It shapes our culture, brings our brands to life every day and ensures we grow our business in the right way for all our stakeholders.

Culture

page 24

Strong brands

Our 16 distinct brands sit at the heart of our owner offer and deliver rich experiences to millions of guests every day page 14

Talented people

Our engaged, diverse and talented people are key to our success and delivering our purpose page 28

Responsible business

We respect the environment and communities we work in, and engage and nurture our relationships with our stakeholders.

page 34

ATE SERVICE 2019

IHG | Annual Report and Form 20-F 2019	1

Strategic Report

2019 key highlights

[a]	Restated to reflect the adoption of IFRS 16 (see pages 146 to 149) in the Group Financial Statements.

[b]	Use of Non-GAAP measures

In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 55 to 59 and reconciliations to IFRS figures, where they have been adjusted, are on pages 214 to 218.

[c]	Adjusted EPS[b] 303.3¢ (+3%); 2018: 293.2¢[a]

2	IHG | Annual Report and Form 20-F 2019

ATWELL SUITES
AN IHG HOTEL

Our brands

Mainstream

- Holiday Inn
- Holiday Inn Express
- Holiday Inn Club Vacations
- avid AN IHG HOTEL
- Staybridge Suites
- Atwell Suites AN IHG HOTEL
- Candlewood Suites

Upscale

- Hotel Indigo
- EVEN Hotels
- Hualuxe Hotels and Resorts 華邑酒店及度假村
- Crowne Plaza Hotels & Resorts
- voco AN IHG HOTEL

Luxury

- Six Senses Hotels Resorts Spas
- Regent
- InterContinental Hotels & Resorts
- Kimpton Hotels & Restaurants

IHG | Annual Report and Form 20-F 2019 | Strategic Report | 2019 key highlights	3

Strategic Report

Chair’s

statement

Patrick Cescau

Chair

Final dividend 85.9¢ to be paid on 14 May 2020 (2018: 78.1¢)	Total Shareholder Return 25.1% IHG’s Total Shareholder Return in 2019 versus the FTSE 100 Index at 17.3%
Full-year dividend Five-year progress (¢)	Return of funds Since March 2003, the Group has returned over $11 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes.

Since 2014:

• $500 million special dividend paid 29 January 2019

• $400 million special dividend paid 22 May 2017

• $1.5 billion special dividend paid 23 May 2016

• $500 million share buyback completed in 2014

• $750 million special dividend paid 14 July 2014

After a crucial period of transformation across our business, teams, priorities and processes, 2019 was a year in which a sharper and more agile execution of IHG’s strategy moved us closer to ambitious levels of growth and strengthened our long-term prospects.

The backdrop to this important work is one of an increasingly competitive industry. All peers are seeking to deliver on both evolving consumer expectations and aggressive growth strategies, focusing on system size expansion, market consolidation and big investments in service, loyalty, partnerships and technology.

We are clear that what will underpin IHG’s scale and success in key growth markets globally is a focus on enhancing and growing at pace, a distinct, high-quality portfolio of brands designed for great guest experiences and strong owner returns. Despite a weaker RevPAR environment, the fundamental drivers supporting our industry remain strong, with a growing global economy, increasing disposable income and an expanding middle class all fuelling long-term demand.

As a company we recognise the increasing importance of ensuring our culture, actions and aspirations also reflect a broader responsibility to contribute to society, local communities and the environment.

This is particularly important at a time of increasing political, societal, economic and environmental complexity. Climate change, trade tensions, nationalism and eroding trust in institutions represent some of the biggest themes of our time. IHG’s ability to act with integrity, transparency and conviction is key to our reputation with all stakeholders and to long-term future growth.

Accelerating growth

Over the past two years, our transformation has sparked the change needed to take IHG to the next level in terms of our capability and growth aspirations. This includes a refined structure and ways of working, and more targeted investments that strengthen our brands and business – be it fresh designs, signature marketing campaigns, new hotel tools, or new additions to our brand portfolio, such as Six Senses Hotels Resorts Spas (Six Senses) and Atwell Suites in 2019. Collectively this is delivering positive results.

On a performance level, our system size growth continues to accelerate in line with our aim to reach industry-leading levels, and we have achieved record signings in key markets that will support future growth.

4	IHG | Annual Report and Form 20-F 2019

“Over the past two years, our transformation has sparked the change needed to take IHG to the next level in terms of our capability and growth aspirations.”

Together, this illustrates the attractiveness of our evolving brand portfolio for guests and shows the trust owners have in our ability to listen to their needs and drive strong returns.

More broadly we have enriched the type of company we want to be, strengthening our environmental commitments and ties with local communities, launching a new share plan for corporate employees, and increasing our focus on diversity and inclusion at global and regional levels through our D&I Board. We have also put great effort into promoting the behaviours we see as critical to driving IHG’s growth and contributing to a workplace everyone is proud of.

Inspiring change

I spent time in many of our markets in 2019, meeting with owners, investors and colleagues and staying in our hotels, and I have seen first-hand how the changes we are making are resonating with different stakeholders. From a conference with Crowne Plaza owners in the Americas, to a marquee InterContinental opening in France, and events in China and Japan, it is clear from my discussions that IHG is being recognised for a real focus on competitiveness and quality.

These results would not be possible without a rich company culture, whereby employees are engaged with our strategy, values and our purpose of providing True Hospitality for everyone. Special credit must go to Chief Executive Officer Keith Barr and his leadership team for uniting the business and for leading by example on what’s required to go above and beyond for guests, owners, investors and each other.

The evolution of our culture and nurturing of talent is critical to IHG’s long-term success, and as a Board we engage regularly with leadership on executive development, succession planning and bench strength in management teams. In 2019, we also appointed a designated non-executive director to ensure the Board’s engagement with IHG’s workforce, with several forums providing a valuable cross-section of views that ensures an employee voice is represented on key matters.

Our Board

The importance of the Board’s role in challenging and supporting corporate decision making during such a formative time for IHG cannot be underestimated, and we place great emphasis on ensuring that we keep pace with evolving topics that are central to our industry and organisation.

Alongside the evolution of a strong company culture, focus areas in 2019 included audit reform, the Greater China market, and consumer and technology trends. The changing cybersecurity landscape was also considered at length, alongside progress against our 2018 action plan, and the Board spent time understanding different environmental, social and governance (ESG) factors as part of the work being done to evolve our Corporate Responsibility strategy.

During 2019 we developed proposals for our refreshed Directors’ Remuneration Policy, details of which are set out in the Remuneration Committee Chair’s Statement on pages 96 to 98. As part of this work, we consulted with shareholders who made up more than 50% of the share register, as well as shareholder representative bodies. Please also see the Directors’ Remuneration Policy on pages 110 to 117.

Equally important to an effective Board is the right mix of diversity, experience and backgrounds around the table – something we want to ensure is felt consistently throughout IHG. In 2019 we were delighted to again be named in the Hampton-Alexander Review as one of the top 10 FTSE 100 companies for female representation across our Executive Committee and direct reports. At a Board level, I am pleased to report that an external evaluation found the Board to be well functioning and effective.

During the year, we appointed Arthur de Haast as an Independent Non-Executive Director, effective from 1 January 2020. Chair of the Capital Markets Advisory Council of NYSE-listed professional services firm Jones Lang LaSalle, Arthur brings more than 30 years of capital markets, hotels, hospitality and sustainability experience to IHG, as well as significant insight into Asia. Arthur will serve on IHG’s Remuneration and Corporate Responsibility Committees.

Shareholder returns

Continuing IHG’s long track record of increasing shareholder returns, I am pleased to announce the Board is recommending a final dividend of 85.9 cents per ordinary share, an increase of 10% on the final dividend for 2018. This results in a full-year dividend of 125.8 cents per share, up 10% on 2018.

As we look to the future, our successful strategy and cash generative business model remains a great strength of IHG. It is one that allows us to invest in initiatives that drive demand for our brands and returns for our owners, motivate colleagues for high performance, and still deliver on our commitment to shareholder returns.

As ever, our achievements are the result of the hard work of everyone in our hotels and offices. I would like to thank all colleagues for their dedication and commitment to bringing our brands to life, and to our owners for their continued confidence.

Patrick Cescau

Chair

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Chair’s statement	5

Strategic Report

Chief Executive

Officer’s review

Keith Barr

Chief Executive Officer

We continue to improve the strength and breadth of IHG’s brand portfolio and enterprise offer to create the rich guest experiences and owner returns that are so integral to our growth, and to delivering our purpose of True Hospitality for everyone.

For the past two years, we have been united as a business behind delivering our strategy to evolve and expand our brand portfolio, sharpen our operations, loyalty and owner offer, and put our global scale and resources to greatest use.

Building upon a position of great strength as one of the world’s leading hotel companies, this period has been characterised by a desire to add pace, agility and ambition to our operations, culture and enterprise offer, and ensure that IHG is well positioned to reach its full potential for the long-term.

Central to this is our ability to accelerate the pace at which we sign and open more hotels in key growth markets globally. In turn, this drives our successful fee business model and generates more cash for further investment in our enterprise and to return to shareholders.

The importance and effectiveness of this model is amplified at times when industry RevPAR growth slows. We saw such conditions arise in 2019, led by macro and geopolitical factors, supply growing ahead of demand in some markets, and ongoing unrest in Hong Kong SAR.

Delivering results

Against this backdrop and the progression of key strategic growth initiatives, we delivered a solid annual performance, with underlying operating profit increasing 6% and new openings for the year reaching record levels.

Our commitment to quality remains a key ingredient in the success of our brands, with consistent investment in our design, service, technology and loyalty offer.

Testament to this is our Holiday Inn Brand Family, for years IHG’s growth engine, which delivered its highest ever level of openings in 2019. Helping fuel demand has been the continued roll out of modern public space and room designs like Open Lobby and H4 for Holiday Inn, and Formula Blue for Holiday Inn Express, both of which have led to increased guest satisfaction scores and owner returns.

In the year, we also launched transformative new prototypes for what are already award-winning extended stay brands in Candlewood Suites and Staybridge Suites. Underlining the commitment to quality and modern service that we share with our owners, many of our Crowne Plaza and InterContinental properties are also being refreshed with important renovations and enhancements.

6	IHG | Annual Report and Form 20-F 2019

“In 2019, we have taken more important steps to be the best long-term partner for owners, a great place to work for employees, and a brand of choice for guests.”

It has also been another year of impressive demand for our boutique brands, with a best ever year of signings for Hotel Indigo, and the global expansion of Kimpton Hotels & Restaurants taking the brand’s combined system and pipeline to almost 100 hotels.

New brands

Alongside our established brands, we have added new brands to our portfolio in fast-growing segments to further accelerate future growth. In a period of less than two years we have launched or acquired five new brands, with the acquisition of Six Senses Hotels Resorts Spas (Six Senses) and launch of Atwell Suites in 2019, following the addition of Regent Hotels & Resorts and voco in 2018, and avid in 2017.

A world-renowned wellness and sustainability brand, Six Senses represents the very top tier of luxury, whilst Atwell Suites offers a new option in an $18bn US all-suites market.

Illustrating the strength of these new brands, avid has surpassed 200 signings since launch in September 2017, Atwell Suites already has 10 signings, and voco is growing ahead of expectations in EMEAA, with plans to expand into more markets globally in 2020. In the luxury space, a redefined Regent is attracting owner interest, and signings for Six Senses have accelerated, with some fantastic locations added, including London and the Galapagos Islands.

As well as the right brands, we know our success relies on having an attractive loyalty offer, a rich digital guest experience, and the tools, support and systems that unlock greater hotel performance for our owners. Our IHG Rewards Club partnerships in 2019 with the US Open Tennis Championships and travel club and boutique hotel specialist, Mr & Mrs Smith, underline our ambition to strengthen the programme through world class partnerships and help attract, reward and retain high value guests.

We are heavily investing in technology too, with the continued development of our industry-leading cloud-based Guest Reservation System within IHG Concerto and our wifi solution IHG Connect. In 2019, we also launched IHG Studio, our new digital in-room guest entertainment solution, which allows guests to stream content, make service requests and pay with loyalty points through their TV.

For every priority and programme we have, there is insight, data and expertise behind it that makes sure we are delivering relevant and effective solutions. Owners and guests vote with their feet, and we have seen improved guest satisfaction scores in the year, and increasing owner confidence illustrated by a growing market share of signings. Continuing this progress in 2020 is a key priority.

As a global industry leader, we understand how to operate in an ever-changing macro-economic environment to drive in-year performance and future growth. This includes dealing with the more recent challenges associated with the outbreak of Covid-19 in Greater China and the impact on other parts of the world.

Focusing on the quality of our brands and owner offer, and investing in our culture and the colleagues that deliver for us every day, will continue to allow us to grow our estate and revenues, and in turn drive our ability to reinvest in growth and deliver returns.

Operating responsibly

Our commitment to acting in responsible and sustainable ways is a critical component of our purpose to provide True Hospitality for everyone. Every day, it ensures that we do the right thing when it comes to our culture and operations, local communities and the environment.

In a period of internal change, we continue to listen carefully to employees to improve processes and empower them to be at their best. While there is more to do, key progress in 2019 included strengthening our commitment to flexible working, launching a new employee share plan, providing additional paid leave volunteering opportunities, and introducing conscious inclusion training as part of a focus on diversity and inclusion.

Recognising how through our scale we have the potential to positively impact communities and the world around us, we also further developed our human rights programme, including material updates to our Human Rights Policy and launching a new, free e-learning module for all colleagues to combat human trafficking.

In addition, it was fantastic to see more than 160,000 colleagues take part in our Giving for Good month and help support IHG charity partners. During 2019, we also started projects including an AI technology partnership to reduce food waste, and a programme with Junior Achievement Worldwide to build young people’s hospitality skills.

Proudly, IHG also became the first global hotel group to commit to switching all bathroom amenities to bulk-size products, which together with our 2018 pledge to eliminate plastic straws, will reduce plastic waste in our hotels each year.

It is very clear that the actions we take to grow in the right way are being evermore closely followed. Alongside the delivery of our 2018-2020 Responsible Business Targets, we are working on an ambitious and effective future Corporate Responsibility strategy and associated targets, which includes setting a 2030 science-based target to reduce greenhouse gas emissions.

Thank you

In 2019, we have taken more important steps to be the best long-term partner for owners, a great place to work for our employees, and a brand of choice for guests. Testament to this is the many awards we’ve received, including IHG being recognised as a Kincentric (formerly a part of Aon) Global Best Employer and as a Best Place to Work for LGBTQ equality, EVEN Hotels named one of hospitality’s most customer centric brands by Forbes, and Six Senses, InterContinental and Kimpton hotels all being recognised by Conde Nast’s Readers’ Choice Awards.

Our 400,000 colleagues make all this possible, and I would like to sincerely thank everyone at IHG, and our owners, for their contribution, passion and commitment.

Keith Barr

Chief Executive Officer

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Chief Executive Officer’s review	7

Strategic Report

Industry overview

Despite a more challenging global economic backdrop, leading to RevPAR growth moderating, increasing room supply illustrates the positive fundamentals for the industry overall, such as increasing disposable incomes and growing appetite for branded hotels.

The $535 billion hotel industry remains fragmented, with 54% of rooms affiliated with a global or regional chain. Competition among branded players continues to increase as companies seek growth through acquisitions, organic expansion and diversification in their offer.

Evolving consumer expectations in areas such as sustainability, luxury and technology continue to influence how the industry operates, whilst increasing digital commerce has led to a broader competitive landscape involving online travel intermediaries, serviced apartments and peer-to-peer home rental companies.

2019 Industry performance

In terms of key performance metrics, room supply reflects how attractive the hotel industry is as an investment from an owner’s perspective. RevPAR is an important indicator of the value guests ascribe to a given hotel, brand or market, and grows when guests stay more often or pay higher rates.

2019 saw the industry delivering its 10th year of consecutive RevPAR growth at +1% globally,

slower than previous years due in part to lower growth in the global economy. In a slower RevPAR environment, rooms supply growth becomes an important driver of value creation for hotel groups. In 2019, global rooms supply grew by +2%, driven by attractive owner returns across a number of segments.

The hotel industry is cyclical; long-term fluctuations in RevPAR tend to reflect the interplay between industry demand, supply and the macroeconomic environment. At a local level, political, economic and factors such as terrorism, oil market conditions and hurricanes can impact demand and supply in the short term.

Overview of global hotel industry

Geography

The US is the largest hotel market, whilst Greater China continues to growa

Branded hotels

The top fivec hotel groups have increased their market share by 5 percentage pointsa

Segment

The hotel industry can be categorised by price levela

Hotel industry growth drivers: 10-year annual growth rate

Global hotel industry performance

Hotel business models

Global GDP

+3.1%
CAGR[b]

Indicator of economic growth – hotel performance correlates with GDP

Global household disposable income

+3.0%
CAGR[b]

Growing consumer spending and leisure travel, supported by cheaper air travel

Global corporate profits

+6.1%
CAGR[b]

Good indicator of business travel – continues to grow

[a]	Source: STR, Inc

[b]	Source: Oxford Economics

[c]	IHG, Marriott International, Inc., Hilton Worldwide Holdings Inc., Wyndam Hotels & Resorts Inc., Accor S.A.

Global Industry RevPAR ($)a

RevPAR growth suggests solid lodging demand

Global rooms supply (m rooms)a

Supply growth reflects the attractiveness of the hotel industry

Please see pages 10 to 13 for information on IHG’s business model.

There are two principal business models used by branded hotel groups:

•	Fee-based, asset-light model

–	Franchised: owned and operated by parties distinct from the brand, who pay fees to the hotel company for the use of their brand.

–	Managed: operated by a party distinct from the hotel owner. The hotel owner pays management fees and, if the hotel uses a third-party brand name, fees to that third-party also.

•	Owner-operated, asset-heavy model

–	Owned: operated and branded by the owner who bears the costs but benefits from all the income.

–	Leased: similar to owned, except the owner-operator does not have outright ownership of the hotel but leases it from the ultimate owner.

Asset-heavy business models allow tighter control over hotel operations, whilst asset-light models enable faster growth with lower capital investment.

8	IHG | Annual Report and Form 20-F 2019

Trends shaping our industry

Sustainability

Operating with

a social purpose

Employees, consumers, investors, governments and industry bodies are paying closer attention to how committed companies are to caring for communities and the environment. Many businesses, including IHG, have aligned their efforts to the United Nations Sustainable Development Goals, focusing on priorities most relevant to their operations. The goals range from wiping out poverty and delivering decent work and economic growth, to driving gender equality and climate action. All require creativity, commitment and collaboration in order to drive real change at global scale.

See pages 24 to 40 for more information on how IHG is addressing this trend.

200m IHG is significantly reducing the 200 million bathroom miniatures used in its hotels annually

In an industry first, in 2019 IHG committed to replacing all our miniature bathroom amenities with bulk-size products across all brands. The move, which will significantly reduce plastic waste, has been followed by several industry peers.

	5.9% IHG’s reduction in carbon per occupied room from 2017 baseline	Working alongside our owners and hotels, one of our 2018-2020 Responsible Business targets is a commitment to reduce our carbon footprint per occupied room by 6-7%, and we are on track to do so.
100+ Hotels adopting IHG Studio

IHG Studio uses either the IHG app or in-room TV connection to offer guests easier ways to manage their stay – from directly casting their own content or ordering room service, to using loyalty points to pay for services. IHG Studio was launched in 2019 following a successful trial and will become a brand standard globally.

Technology

Enriching the digital guest experience

As technology continues to play an increasingly important role in our lives, the hospitality industry is investing in data, platforms and partnerships capable of integrating digital services and connectivity at the right moments of a stay experience. The overarching ambition is to deliver richer, personalised and frictionless experiences for consumers, and to create more effective, efficient operations and greater revenue opportunities for businesses.

See page 21 for more information on how IHG is addressing this trend.

$5.6bn IHG’s digital (web and mobile) revenue in 2019, up 7% on 2018

As consumers spend increasingly more time online exploring and researching travel options, IHG continues to invest in providing engaging and seamless digital guest experiences. The IHG mobile app is a critical component of our offer, with revenues increasing 18% in 2019 and downloads rising by 11%.

Consumer trends

Instagrammable experiences

For many guests, the hotel they choose to stay in needs to be as much a part of their travel experience as the destination they are preparing to explore. This requires an abundance of boutique and lifestyle hotels with character, authentic neighbourhood roots, and memorable designs and service style, without compromise on quality.

Large hotel groups have seized on the opportunity to grow these brands at pace, based on their ability to offer consistently rich experiences in multiple locations, alongside those all-important distinctive twists worthy of a snap for social media.

See page 23 for more information on how IHG is addressing this trend.

5,290 rooms 2019 was a record year of signings for Hotel Indigo

Since launching in 2004, IHG’s Hotel Indigo brand has grown to become one of the world’s largest branded boutique chains, with no two properties the same. Demand continues to increase, with its estate set to double in size over the next five years.

~100 hotels Kimpton Hotels & Restaurants has been adding exciting new international destinations at a rapid rate

Since acquiring Kimpton in 2015, IHG has focused on taking the brand’s highly personal service and playful design from its US base to top luxury boutique destinations globally. From Bali and Bangkok to London and Shanghai, Kimpton has grown to almost 100 open and pipeline hotels.

These pages should be read together with our principal risks on pages 46 to 53 and risk factors on pages 226 to 230.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Industry overview	9

Strategic Report

Our business model

We predominantly franchise our brands and manage hotels on behalf of third-party hotel owners. As an asset-light business, we focus on growing our fee revenues and fee margins, with limited requirements for capital. This enables us to grow our business whilst generating high returns on invested capital.

Whether we franchise or manage hotels is largely determined by market maturity, owner preference and, in certain cases, the particular brand. For instance, in more developed markets such as the US and Europe, over 90% of IHG hotels are franchised. These hotels tend to be limited service. By contrast, in emerging markets such as Greater China over 80% of IHG hotels are managed by IHG, where we look after the day-to-day running of the hotel on behalf of the owner. These hotels tend to be full service.

Over time, we expect the Chinese market to move towards a franchised model. We successfully launched the first tailored franchised offer for Holiday Inn Express® in 2016, and have since extended this to include Holiday Inn® and Crowne Plaza®.

Since launch, we have signed over 200 franchise hotels in Greater China, which attract full franchise fees.

Our asset-light business model means that we do not generally employ colleagues in franchised hotels, nor do we control their day-to-day operations, policies or procedures. That being said, IHG and our franchised hotels are committed to delivering a consistent brand experience, conducting business responsibly and delivering our purpose of providing True Hospitality for everyone. See page 28 for more information.

IHG owner proposition

We focus on ensuring our brand portfolio, loyalty proposition, systems and expertise provide a rich and distinctive offer that stands out to consumers and is attractive to owners.

To keep our brands relevant to guests and evolving trends, we commit to developing our established brands with new designs, service enhancements and operational support that drive demand and returns, and keeps True Hospitality at the heart of our offer.

In addition to our core brands, we are focused on growing our portfolio in high-potential areas, and have launched and acquired new brands in the mainstream, upscale and luxury segments in recent years.

We have also developed state-of-the-art technology to drive hotel demand, be it through our mobile booking app or cloud-based hotel solutions. Our distribution channels (booking sites and call centres through which hotel rooms are marketed and booked) allow hotel owners to reach potential guests at lower costs of sale, with the proportion of revenue from rooms booked through IHG’s direct and indirect channels having steadily increased over the last few years.

Our investments in development resources has meant that we can provide outstanding operational support to owners. We have embedded new processes to help reduce the time taken from hotel signing to ground break and opening. Our hotels also have access to a suite of applications designed to help them manage and improve performance, with the aim of further boosting returns.

How we generate revenue

Franchised hotels

We receive a fixed percentage of rooms revenue following a

guest staying at a hotel. This is our fee revenue.

Managed hotels

From our managed hotels, we generate revenue through a fixed percentage of the total hotel revenue and a proportion of each hotel’s profit.

Owned, leased & managed lease hotels

For hotels which we own or lease, we record the entire revenue and profit of the hotel in our financial statements. Our owned, leased and managed lease hotels have reduced from over 180 hotels 18 years ago, to 26 hotels at 31 December 2019.

How we deliver value

Franchised hotels

We deliver value to our hotel owners through the cultivation of hotel brands, economies of scale, access to shared systems and resources, and centralised marketing activity to drive hotel guest bookings.

Managed hotels and owned, leased and managed lease hotels

As well as the benefits we deliver through our franchise model, we drive value to our managed hotel owners, and owned, leased and managed lease hotels, by optimising the performance of these hotels.

Other stakeholders

As part of our purpose to provide True Hospitality for everyone we believe it is important that we deliver value to all our stakeholders. Whether it is our workforce, hotel owners, guests, suppliers, shareholders or society, we want to create a positive impact on them and the world around us. See pages 24 to 40 for more information.

Revenue from reportable segments[a] Our revenue is directly linked to the revenue generated by the hotels in our system.
Franchised 614,974 rooms Central Revenue is principally technology fee income see page 72	Managed 262,253 rooms Owned, leased and managed lease 6,336 rooms
[a] Excludes System Fund results, hotel cost reimbusements and exceptional items.

10	IHG | Annual Report and Form 20-F 2019

IHG revenue from reportable segmentsa and the System Fund

System Fund

IHG manages a System Fund on behalf of our third-party hotel owners, who pay contributions into it. This includes a marketing and reservation assessment and a loyalty assessment.

The System Fund also receives proceeds from the sale of IHG Rewards Club points under third-party co-branding arrangements.

The System Fund is managed by IHG for the benefit of hotels within the IHG system and is run at no profit or loss over the long-term. In 2019, IHG recognised $1.4 billion of System Fund revenue.

[a]	Excludes System Fund results, hotel cost reimbursements and exceptional items.

[b]	Definitions for Non-GAAP measures can be found on pages 55 to 59. The reconciliation for fee margin can be found on page 216.

[c]

The margin for owned, leased and managed lease is calculated from the results related to owned, leased and managed lease included within reportable segments (see page 214 revenue of $573m and operating profit of $52m).

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our business model	11

Strategic Report

Our business model continued

Disciplined approach to capital allocation

Our asset-light business model is highly cash generative and enables us to invest in our brands and strengthen our enterprise. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst maintaining an efficient balance sheet.

Beyond this, we look to return surplus cash to shareholders through ordinary and special dividends and share buybacks.

Our objective is to maintain an investment-grade credit rating. One of the measures we use to monitor this is net debt: EBITDA and we aim for a ratio of 2.5-3.0x. This is equivalent to our previous guidance of 2.0-2.5x before the adoption of IFRS 16 ‘Leases’.

Dividend policy

The Board consistently reviews the Group’s approach to capital allocation and seeks to maintain an efficient balance sheet and investment-grade credit rating. IHG has a progressive dividend policy and an excellent track record of returning funds to shareholders through ordinary and special dividends, and share buybacks, with the ordinary dividend seeing 11% CAGR since 2003. This is in addition to special returns of funds detailed on page 242. When reviewing dividend recommendations, the Directors take into account the long-term consequences of any recommendation. The Company looks to ensure that any recommendation does not harm the long-term sustainable success of the Company and that there are sufficient distributable reserves to pay any recommended dividend.

For more details on our dividend policy and approach, see pages 4 and 73.

Our priorities for the uses of cash are consistent with previous years and comprise of three pillars:
1 Invest in the business to drive growth Through strategic investments and our day-to-day capital expenditures, we continue to drive growth.	Capital investments net ($m)
Ordinary dividend progression (¢)	2 Maintain sustainable growth in the ordinary dividend IHG has a progressive dividend policy which means we look to grow the dividend per ordinary share each year.
3 Return surplus funds to shareholders In January 2019, we paid a $500m capital return to shareholders via a special dividend and share consolidation.	Shareholder returns 2003-19 ($bn)

[a]	The 2018 comparatives have been restated to reflect the adoption of IFRS 16 ‘Leases’

12	IHG | Annual Report and Form 20-F 2019

Disciplined approach to capital expenditure

Capital expenditure incurred by IHG can be summarised as follows.

Type	What is it?	Recent examples

Maintenance capital expenditure, key money and selective investment to access strategic growth.

Maintenance capital expenditure is devoted to the maintenance of our systems and corporate offices along with our owned, leased and managed lease hotels.

Key money is expenditure used to access strategic opportunities, particularly in high-quality and sought-after locations when returns are financially and/or strategically attractive.

Examples of maintenance spend include maintenance of our offices, systems and our owned, leased and managed lease hotels.

Examples of key money include investments to secure representation for our brands in prime city locations.

Recyclable investments to drive the growth of our brands and our expansion in priority markets.

Recyclable investments are capital used to acquire real estate or investment through joint ventures or equity capital. This expenditure is strategic to help build brand presence.

We would look to divest these investments at an appropriate time and reinvest the proceeds across the business.

Examples of recyclable investments in prior years include our EVEN Hotels brand, where we used our capital to develop three hotel properties in the US to showcase the brand. Over time, we expect to divest our interest in these hotels.

System Fund capital investments for strategic investment to drive growth at hotel level.	The development of tools and systems that hotels use to drive performance. This is charged back to the System Fund over the life of the asset.

Recently, we rolled out our new pioneering cloud-based Guest Reservation System (GRS), one of IHG Concerto’s comprehensive set of capabilities, which we developed with Amadeus (see page 224). In addition, during the year we made a strategic investment, alongside other large hotel companies, in Groups360 to create an online sourcing and booking solution for meetings.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our business model	13

Strategic Report

Our brands

To drive growth at scale in high-value markets globally, we are investing in an attractive portfolio of distinct brands that generate strong demand from both guests and owners.

Underpinning the continued success of our established brands is a commitment to understanding evolving consumer trends and delivering the modern designs, service, hotel tools and digital innovation needed to meet guest expectations and strengthen owner returns. We also continue to expand our portfolio, by acquiring or developing new brands in fast-growing and underserved segments with significant growth potential.

Combined, this approach has seen us accelerate our rate of net system size growth over the last three years from ~3% to 5.6%.

While all our brands stand for something different, they share a common purpose, which is to provide True Hospitality for everyone.

Here are some highlights from across the portfolio in 2019:

Mainstream

IHG is the clear global leader in the mainstream segment, with 15% of existing global market share by rooms and 25% of the pipeline. Our mainstream brands operate across the midscale and upper midscale market segments, ranging from full-service hotels and extended stay properties, to franchising our Holiday Inn Club Vacations brand to a single timeshare operator.

We are focused on using our mainstream expertise to enhance and expand our iconic established brands, and to quickly grow at scale newer ones like avid hotels and Atwell Suites in areas of high demand.

Annual industry global segment revenue
$115bn

Industry revenue growth potential to 2025
$65bn

Holiday Inn Hotels & Resorts®

- Delivering warm, welcoming service in environments that connect people, inspire trust and deliver exceptional value
- Best year of openings for one of the world's most iconic brand families
- Global service programme launched; more than 180 Americas hotels adopting new room and public space designs; >90% of Europe estate adopting Open Lobby concept
- Global rollout of 'We're There' Holiday Inn & Holiday Inn Express marketing campaign

1,256 Open hotels

274 Pipeline hotels

Holiday Inn Express®

- Delivering simple smart travel, with easy, hassle-free stays
- Highest number of room openings in 11 years for the world's largest brand by rooms
- Over 70% of Americas estate committed to modern guest room and public space Formula Blue design; 95% of Europe hotels adopting next-generation guest rooms
- New breakfast offer in almost 2,000 hotels across the Americas

2,875 Open hotels

754 Pipeline hotels

Holiday Inn Club Vacations®

- Creating meaningful travel experiences that bring families closer together
- Brand's first urban location secured in New Orleans, US
- New US destinations in Tahoe added to the portfolio for our family of more than 350,000 Holiday Inn Club Members
- Launched "Innsider Events" programme, tripling the number of events for members

28 Open hotels

1 Pipeline hotel

14	IHG | Annual Report and Form 20-F 2019

Holiday Inn London – Wembley, UK

avid™ hotels

- Delivering the essentials exceptionally well at good value for guests
- More than 200 hotels signed since launch in 2017
- Presence secured in US, Canada and Mexico
- More than 80 hotels under construction or with planning approved

7 Open hotels

207 Pipeline hotels

avid
AN IHG HOTEL

STAYBRIDGE
SUITES

Staybridge Suites®

- Providing spacious suites and meaningful connections to help guests break from the travel norm
- Highest number of hotel openings in a decade
- Transformational brand prototype launched with revitalised amenities, elevated designs and greater market flexibility
- New breakfast offer rolled out in US and Canada with increased hot and cold variety and daily specials

300 Open hotels

182 Pipeline hotels

Atwell Suites™

- A new upper-midscale all-suites brand launched for the US in 2019
- Targets an $18 billion US industry segment
- 10 signings in Q4 2019 following registration of franchise documents in September
- First hotels expected to begin construction in 2020 and open in 2021

0 Open hotels

10 Pipeline hotels

ATWELL SUITES
AN IHG HOTEL

Candlewood Suites®

- Providing a comfortable and familiar space to settle for US travellers on an extended stay
- Opened 400th property and launched new contemporary brand logo
- Unveiled refreshed brand prototype with more spacious and comfortable lobbies and suites
- Strong owner interest in new designs

410 Open hotels

91 Pipeline hotels

CANDLEWOOD
SUITES

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our brands	15

Strategic Report

Our brands continued

Upscale

IHG offers a broad range of upscale brands in what is a diverse, fast-growing segment spanning everything from business travel and wellness focused stays, to lifestyle and boutique experiences.

We are focused on driving growth of our brands internationally through modern designs and distinctive style and service. Through our newest upscale brand, voco, which principally focuses on conversion opportunities, we are also offering owners a new way to quickly take advantage of IHG's scale, systems and expertise.

Annual industry global segment revenue	Industry revenue growth potential to 2025
$40bn	$20bn

HOTEL
INDIGO

Hotel Indigo®

- Inspiring discovery by delivering inviting guest experiences that truly reflect local neighbourhoods
- Record year of signings for one of the industry's largest branded boutique chains by number of hotels
- Estate set to double in size in next five years, heading to 16 new countries
- Strengthening aided brand awareness illustrates brand's attractiveness to owners and guests

118 Open hotels | 101 Pipeline hotels

HOTELS
EVEN HOTELS

HUALUXE® Hotels and Resorts

- The first upscale international hotel brand designed for Chinese guests
- Highest number of signings in six years, including Nanjing Yangtze River and Hainan Clear Water Bay
- Partnered with Chinese modern artist to bring to life brand's commitment to Chinese culture
- Named Best Hotel Brand 2019 by Voyage

9 Open hotels | 22 Pipeline hotels

HUALUXE

EVEN® Hotels

- Designed for travellers seeking to prioritise wellness and stay balanced when away from home
- Celebrated a record signings performance in the year, alongside openings including EVEN Alpharetta, Georgia, and EVEN Ann Arbor, Michigan
- New prototype and enhanced design launched to drive signings
- Ranked 9th in hospitality in Forbes 2019 "100 Most Customer-Centric Companies"

13 Open hotels | 26 Pipeline hotels

CROWNE PLAZA
HOTELS & RESORTS

Crowne Plaza® Hotels & Resorts

- Championing a modern way of business travel through distinctive stays and meeting experiences
- Best signings performance in a decade
- New service programme rolled out and flagships opened in Europe, Greater China and the Americas showcasing future of the brand
- Next phase of Accelerate programme launched to enhance quality of the Americas' estate and drive commercial success

431 Open hotels | 88 Pipeline hotels

voco™ hotels

- A distinctive upscale brand offering hotels reliable enough to depend on, but different enough to be fun
- Offering conversion opportunities to owners of high-quality unbranded hotels
- Presence secured in 16 countries across EMEAA since launch in June 2018
- Brand to expand into more markets globally in 2020

12 Open hotels* | 17 Pipeline hotels*

* Figures do not include three open and one pipeline hotel that will rebrand to voco.

VOCO

voco Gold Coast, Australia

16	IHG | Annual Report and Form 20-F 2019

Loyalty

A rich loyalty offer allows IHG to build valuable relationships with members who are often strong advocates for our hotel brands, and seven times more likely to book directly, which helps deliver higher-value revenue to our estate.

IHG® Rewards Club

One of the industry’s leading loyalty programmes, IHG Rewards Club is our way of ensuring that travel is experienced the way it should be: personal, seamless and rewarding.

All our members receive free internet worldwide, have access to exclusive rates and can select personal preferences that ensures their stays are just as they like them.

On top of a stay, members can earn points on everyday activities such as shopping, dining or car rentals through our many partners globally, and these can be used to redeem Reward Nights or book flights with more than 400 airlines. In addition, our IHG Rewards Club Concierge can be used for access to one-of-a-kind opportunities.

Further enhancing the programme, we added more world-class global and regional partnerships in 2019, and progressed important trials, including an option for members to use loyalty points to pay for amenities and services during their stay. See page 20 for more detail.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our brands	17

Strategic Report

Our strategy

Our strategy for high quality growth

Our clearly defined strategy is focused on delivering industry-leading net rooms growth over the medium term. We consistently enhance and grow our mainstream, upscale and luxury brands in high-value markets with strong consumer demand to create scale positions and develop a differentiated guest and owner offer.

With disciplined execution, we focus on key markets with high potential, investing ahead of demand to drive high-quality growth. This means consistent, sustained growth in cash flows and profits over the long-term.

Our strategy is executed through a strong set of values, business behaviours and talented people, with a clear commitment to grow in the right way for our communities and the world around us, delivering on our purpose to provide True Hospitality for everyone.

Strategic model

1 Build and leverage scale 2 Strengthen loyalty programme 3 Enhance revenue delivery 4 Evolve owner proposition 5 Optimise our preferred portfolio of brands for owners and guests	Industry-leading net rooms growth over the medium term

Whilst committing to responsible business

Robust assurance processes, business ethics, values and behaviours	Strong, diverse, innovative and inclusive culture	Respect for the environment and the communities we work in	Engagement with our stakeholders and nurturing relationships

On the following pages we set out some examples of how we implement each element of our strategic model

Our strategy should be read together with our culture, responsible business and stakeholders section, pages 24 to 40, and our principal risks and uncertainties, pages 47 to 53.	For further information about our strategy, go to www.ihgplc.com/about-us under Our strategy.

18	IHG | Annual Report and Form 20-F 2019

Build and

leverage scale

Scale provides significant advantages in the hospitality industry at both a global and national level. Focusing on the highest opportunity segments, IHG uses a diverse brand portfolio, loyalty offer, strong systems and depth in attractive markets to drive significant efficiencies that lead to increased operating leverage and ultimately higher margins.

In 2019, our scale provided further competitive advantage, allowing us to accelerate our net system size growth to 5.6%. Moreover, we increased our market share of signings in key markets, helping to expand our high-quality pipeline and position us well for future growth.

Illustrating the attractiveness of our enterprise offer, our established brands continue to expand at pace globally. This expansion included a best ever openings performance for our Holiday Inn Brand Family, underscoring our leading position in the mainstream segment.

Within upscale and luxury markets more broadly, our Hotel Indigo estate is set to double in size in the coming years and we are bringing Kimpton Hotels & Restaurants to new international destinations at an excellent pace. We continue to use our scale to build new brands too, including avid hotels, which has had over 200 signings in the US, Canada and Mexico since September 2017, with seven hotels already open.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our strategy	19

Strategic Report

Our strategy continued

Strengthen

loyalty programme

Having an attractive, differentiated loyalty offer tailored to our guests’ needs is critical to IHG’s success. We are continually innovating IHG Rewards Club to build lifetime relationships with our members. This creates a sustainable long-term revenue source for our hotels and transforms previously unaffiliated travellers into powerful advocates for our brands.

In 2019, our focus on global and regional partnerships helped deliver richer experiences for our IHG Rewards Club members and increased awareness of our brands. This included our inaugural sponsorship of the US Open Tennis Championships, which attracted almost 21 million social media impressions, with members able to use loyalty points to bid for ‘money can’t buy’ experiences. We also announced a partnership with Mr & Mrs Smith that makes around 500 hand-selected luxury and boutique properties exclusively available for IHG Rewards Club members, and we extended our InterContinental Alliance Resorts partnership with Sands Macao to include The Venetian Macao and The Parisian Macao in Greater China.

Beyond this, we are piloting several programme enhancements, including an option for guests to pay with points for services including spa treatments, food and beverages.

20	IHG | Annual Report and Form 20-F 2019

Enhance

revenue delivery

By striving to drive business through our direct channels, IHG maximises returns for our owners, delivering revenue at a lower cost than alternatives such as third-party intermediaries. Digital and technological innovation, alongside strong brands and a compelling loyalty offer, is key to ensuring IHG continues to manage revenue delivery effectively.

We continue to develop IHG Concerto, our proprietary, cloud-based hotel technology system. In 2019, we began piloting attribute pricing for our Guest Reservation System, which was developed with Amadeus and rolled out in 2018. Rather than simply choosing a room at booking, guests will be able to customise their stay by selecting specific attributes, whilst hotel owners will unlock value by optimising pricing for desirable items. In addition, our Revenue Management for Hire programme has now been rolled out to over 3,500 hotels, providing owners with data-driven insights for setting room rates.

A compelling B2B offer is also a crucial source of revenue, and we are focused on enhancing our leading global sales enterprise that drives high-quality, low-cost revenue to our hotels. In 2019, with three industry peers, we made a strategic investment in Groups360 to enhance the GroupSync™ platform and make group travel easier for meeting planners. Using an online tool, planners will be able to source and book meetings and events across a wide selection of brands.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our strategy	21

Strategic Report

Our strategy continued

Evolve our owner proposition

Maintaining positive relationships with long-standing owners and constantly forging new ones is vital for IHG. Our outstanding operational support, preferred brands, industry-leading franchise offer and continued investment in innovation deliver a compelling owner proposition and strong returns.

Our global procurement solutions provide support to our owners in opening and running their hotels. Progress in 2019 included delivering a supply chain solution for new Holiday Inn Express hotels in Greater China, which helps get hotels open in a faster time period and offers high quality products at lower costs.

In the Americas, following the success of our 2017 launch of avid hotels, which encompassed a streamlined process for owners from signing a hotel, to building and running the property, we launched cost-efficient prototypes in 2019 for Holiday Inn and our extended stay brands, Candlewood Suites and Staybridge Suites.

In Greater China, we have provided owners with more opportunities to work with IHG through our franchise offer for Holiday Inn Express, which launched in May 2016. Since then, we have extended franchising to our Holiday Inn and Crowne Plaza brands too, achieving more than 200 signings to date.

22	IHG | Annual Report and Form 20-F 2019

Optimise our

preferred portfolio

of brands for owners

and guests

As competition intensifies, distribution channels proliferate and consumers become more demanding, actively building a strong portfolio of distinct brands for both our owners and guests is key to IHG’s success and future growth.

As an example of this, in the mainstream segment with Holiday Inn Express, our new guest room designs have delivered a five percentage points premium in guest satisfaction and strong owner returns. We are on track for adoption of these new designs in over 1,600 hotels in our Americas estate by the end of 2020, and the successes have informed enhancements rolling out for Holiday Inn, Crowne Plaza, Staybridge Suites and Candlewood Suites.

In addition to enhancing our established brands, we have added new brands in fast-growing markets that will support future rooms growth.

This includes using our mainstream expertise to launch avid and Atwell Suites, targeting underserved guests in the midscale and all-suites segments. In upscale, our voco brand offers owners of high-quality assets a chance to quickly convert to a strong brand and leverage IHG’s scale and systems to drive improved performance. In the luxury space, the acquisitions of Regent Hotels & Resorts and Six Senses builds on our existing heritage to offer a more comprehensive offer to guests and to owners wanting to work with IHG in the top tier of luxury.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our strategy	23

Strategic Report

Our culture, responsible

business and stakeholders

Our purpose to provide True Hospitality for everyone is at the centre of our culture. It underpins, reinforces and supports our strategy, sets the tone for our commercial activities, drives performance, and creates value for our stakeholders.

We are committed to:

•	Robust business ethics, values and behaviours;

•	A strong, diverse, innovative and inclusive culture;

•	Respect for the environment and the communities we work in; and

•	Engaging with and nurturing relationships with our stakeholders.

IHG believes that good culture is more than written values, policies and principles. It is the demonstration of our culture, the ethical and inclusive behaviours that matter, be it the way our Board and Executive Committee lead us, the way our office spaces are set out, the way we prioritise resources, monitor performance, respond to climate and societal change, or how our performance support teams partner with General Managers in our hotels.

The Company culture is driven through a mixture of the Board leading by example, delegating to the Executive Committee and Senior Leadership, setting and monitoring values, behaviour and ethical business practices, standing Board agenda items on key areas of culture, reviewing and approving policies, and direct or delegated interactions with stakeholders.

Our culture is crucial to who we are, how we work together, how we make our strategic decisions, how our stakeholders view us and how we grow our business.

The following pages should be read in conjunction with:

Our business model pages 10 to 13

Our strategy pages 18 to 23

KPIs pages 42 to 45

Our risk management pages 46 to 53

Governance on pages 78 to 117

Directors’ Report on pages 221 to 224

24	IHG | Annual Report and Form 20-F 2019

Voice of the Employee
Board & Committees
Executive Committee
Global Functions and Regions
Employees
External stakeholders
Values, Behaviour & Work practices
Monitoring, Reporting & Assurance

InterContinental Hanoi Landmark72, Vietnam

How we engage

Engagement with our stakeholders and day-to-day management is a multi-layered and delegated process. At all levels of the business, from front line operations, through corporate functions, Senior Leadership, the Executive Committee, the Board and its Committees, we engage both internally and externally.

The Board delegates oversight of day-to-day operations and execution of strategic priorities through the Executive Committee and Senior Leaders, and sets, approves, embeds, reviews and course corrects (where necessary) the Company’s strategy, values, policies, principles, behaviours and responsible business culture in line with our purpose and business model.

We use a variety of mechanisms to engage with employees and other stakeholders, including face-to-face meetings, conferences, feedback and performance reviews, employee forums and training, and we monitor this through, for example, our employee and investor engagement surveys, reports and presentations to the Board. We have an open, collaborative and inclusive approach. We take the information we glean from those interactions and use it to make informed judgements in our decision making.

We also take into consideration the views and interests of other stakeholders, such as regulators and industry bodies, when determining our strategy, values and behaviours, as well as awareness of environmental and social concerns. They help provide a framework against which we measure ourselves, protect our reputation and develop our commercial and social awareness.

More information about our culture, approach to responsible business and stakeholders is set out on the following pages. See Board agenda items on pages 84 and 85 for more information on which stakeholders were considered as part of Board decisions.

Our engagement model

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our culture, responsible business and stakeholders	25

Strategic Report

Our culture, responsible business

and stakeholders continued

Our values, behaviours and work practices

Who leads at IHG

•	Board and Committees

•	Executive Committee

•	Senior Leaders

•	D&I Board

•	Human Resources and Business Reputation and Responsibility functions

•	Functional business partners including Corporate Affairs, Finance and Global Commercial and Technology

How we engage

•	Board and Committee oversight, monitoring and review

•	Formal reporting and escalation processes to Senior Leadership and management teams

•	Virtual Learning Summits

•	Employee engagement surveys

•	Company intranet site including ‘our people’, and ‘Code of Conduct’ portals

•	E-learning relating to Code of Conduct, Anti-bribery, Antitrust and Handling Information Responsibly

•	Cybersecurity training and awareness

•	Incident handling

Our commercial success is dependent on our values and behaviours, together with our Code of Conduct, key policies, and monitoring and assurance processes, to support our decision-making. Combined they ensure that we continue to build trust in the Company.

Our culture is monitored and assessed through a number of metrics, including our employee engagement survey, employee forum feedback, e-learning participation, reports from our confidential reporting hotline, and third-party consultant surveys.

10 years ago IHG became a member of the United Nations Global Compact (UNGC). We remain committed to aligning our operations, culture and strategies with its 10 universally accepted principles in the areas of human rights, labour, environment and anti-corruption.

IHG Values

IHG’s Values, formerly Winning Ways, reflect the values and beliefs of our employees and leadership. They underpin the way we behave, the decisions we make, our strategy and our commitment to providing True Hospitality for everyone. They reflect the diversity of our colleagues, business partners, guests and other stakeholders.

Do the right thing. We always do what we believe is right and have the courage and conviction to put it into practice, even when it might be easier not to. We are honest and straightforward and see our decisions through.

Show we care. We want to be the company that understands people’s needs better than anyone else in our industry. This means being sensitive to others, noticing the things that matter and taking responsibility for getting things right.

Aim higher. We aim to be acknowledged leaders in our industry, so we have built a team of talented people who have a real will to win. We strive for success and value individuals who are always looking for a better way to do things.

Celebrate difference. We believe that it’s the knowledge of our people that really brings our brands to life. Our global strength comes from celebrating local differences whilst understanding that some things should be kept the same.

Work better together. When we work together, we are stronger. We’re at our best when we collaborate to form a powerful, winning team. We listen to each other and combine our expertise to create a strong, focused and trusted group of people

Behaviours

We have a set of growth behaviours that encourage corporate employees to be decisive, work at pace, be collaborative, develop talent and focus on performance to deliver our strategic objectives and purpose to provide True Hospitality for everyone.

During 2019 we continued to increase our efforts to establish a high-performing culture through a series of learning events across the organisation. We also initiated a programme to help our employees sustain high impact and unlock performance throughout the organisation. The programme, focusing on holistic physical, mental and emotional health, was rolled out to 200 IHG employees.

In addition, local teams led a range of wellbeing programmes, which will be further enhanced during 2020.

Our Code of Conduct

IHG’s Code of Conduct (Code) is fundamental in supporting employees working in IHG corporate offices, reservation centres and managed hotels in making the right decisions, in compliance with the law and our high ethical standards. It provides information on our key principles and global policies, including human rights, diversity and inclusion, accurate reporting, information security, anti-bribery and the environment. It also provides employees with guidance on where to go if they are faced with a difficult issue and need further help.

The Board, Executive Committee and all employees must comply with the Code and the policies and procedures it refers to. The Code is reviewed and approved by the Board on an annual basis to ensure it reflects and responds to changes in the external environment and continues to support IHG’s purpose and strategy.

In 2019, new processes were put in place to ensure the Code e-learning modules are automatically populated in employees’ learning plans, including for all new starters. All our Board and Executive Committee, along with employees across the organisation, have affirmed their commitment to the Code.

The Code is available on our website www.ihgplc.com/responsible-business under Policies, and also displayed on our Company intranet.

26	IHG | Annual Report and Form 20-F 2019

The following policies and principles are key areas within the Code, each of which is supported by its own guidance and training materials.

Human rights and modern slavery

Helping combat human rights abuses, including modern slavery, is an ongoing commitment at IHG, and we continue to develop our policies and processes. During 2019 we enhanced our human rights programme, including significantly updating our Human Rights Policy and making available a new e-learning module for all colleagues to support in preventing human trafficking.

In 2019 IHG joined the Tourism Child-Protection Code of Conduct to benefit from ECPAT-USA’s expertise in addressing human trafficking and child sexual exploitation risks within the hospitality industry.

Our Modern Slavery statement is available on our website www.ihgplc.com/modernslavery

Bribery and financial crime

Bribery and financial crime, including improper payments, money laundering and tax evasion, are not permitted at IHG under any circumstances. This also applies to any agents, consultants and other service providers who do work on IHG’s behalf. Our Anti-Bribery Policy sets out IHG’s zero-tolerance approach and is applicable to all Directors, IHG employees and our managed hotels. It is accompanied by a mandatory anti-bribery e-learning module.

Our Gifts and Entertainment Policy supports our approach to anti-bribery and corruption. Increased targeted engagement was undertaken in 2019, including face-to-face training for employees in our corporate offices.

IHG is a member of Transparency International UK’s Business Integrity Forum and participates in its annual Corporate Anti-Corruption Benchmark. The results from this are used to help measure the effectiveness of the anti-bribery and corruption programme and identify areas for continuous improvement.

Handling information responsibly

As set out in our Code, we want everyone, including guests booking via our reservation channels, members of our loyalty programmes, colleagues, shareholders and other stakeholders, to trust the way we manage their information and are addressing cybersecurity threats. We have standards, policies and procedures in place to manage how personal data should be used and protected. In 2019 we relaunched our e-learning training for employees on handling information responsibly, covering topics such as how to work with vendors and transfer data securely.

We continue to enhance our privacy programme to address evolving privacy requirements, such as the California Consumer Privacy Act 2018.

Our monitoring and assurance processes

The trusted reputation of IHG and its brands is one of IHG’s most important assets. Our due diligence practices, monitoring of the health and performance of our working practices, are critical to protect this, and support our commitment to responsible business and drive commercial advantage through risk identification and mitigation.

Specific monitoring arrangements are in place for key risk areas. For example, our operational risk specialists track a range of indicators of safety and security risks to assess their potential impact on hotel operations, and to consider where additional guidance, learning materials or adjustments to existing controls may be required. Despite best efforts, incidents occur across our hotel operations. IHG management reviews reported incidents as appropriate.

We carry out risk-based due diligence and compliance checks on new third-party hotel owners with whom we enter into hotel management or licence agreements. A central committee of senior IHG decision-makers considers and reviews any material issues, such as concerns or allegations of human rights violations, financial crime including bribery and corruption, or any other activities which may have a reputational, legal or ethical impact on IHG, prior to approval for any new hotel or entry into a new market.

To help manage and monitor our corporate supply chain, an automated procurement system is used across many of our large corporate offices. In addition to acknowledging adherence to IHG’s Supplier Code of Conduct, new suppliers onboarded to the system are required to complete due diligence questionnaires, which include questions on human rights, labour, environment and anti-corruption.

Our internal audit team aims to provide objective and insightful assurance to the Board and management over our control environment. Internal audit also provides independent oversight of the mechanisms in place for confidential reporting across IHG, including the design and operation of the reporting hotline, and maintains an ongoing dialogue with employees from Human Resources, Ethics & Compliance and Finance to monitor:

•	the volume of reports received;

•	the source and nature of allegations received; and

•	the overall environment across the Group to promote a ‘speak-up’ culture.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our culture, responsible business and stakeholders	27

Strategic Report

Our culture, responsible business

and stakeholders continued

Our people

Who leads at IHG

•	Board and Committees

•	Designated non-executive director ‘Voice of the Employee’

•	Executive Committee

•	Senior Leaders

•	D&I Board

•	Human Resources function

How we engage

•	Board and Committee oversight, monitoring and review

•	Responsible Business Targets 2018-2020

•	Colleague HeartBeat

•	Town Halls, conversation series and blogs

•	Employee Resource Groups (ERGs) and other employee forums

•	Sustainable Leadership programmes

•	Rise programmes

•	Conscious inclusion workshops

•	Virtual Learning summits

•	IHG® Academy

•	Careers and job portals

IHG is constantly developing, with a new organisational structure deployed in 2018, and a focus on accelerating our growth. Our people are key to delivering both our purpose of True Hospitality for everyone and our strategic initiatives. We believe that an engaged and diverse workforce, and inclusive environment are necessary to our competitiveness. We seek to employ talented people, develop and train them, and provide a diverse and inclusive culture in which they can thrive. We also seek to ensure that our approach to compensation and benefits remains competitive.

Our activities

The Board and Executive Committee considered the impact on employee interests regularly during the year, including in relation to the acquisition of Six Senses, diversity and inclusion initiatives, such as the adoption of a flexible working policy, and employee engagement matters. The Corporate Responsibility Committee reviews progress against our people 2018-2020 Responsible Business Targets and our CEO continues to chair our D&I Board, (see the Governance section on pages 92 and 93 for more information).

Employee engagement

At IHG we foster a culture of open and honest feedback. Responsibility for employee engagement is a company-wide activity. Through our wide range of engagement forums, management-led performance updates and Voice of the Employee, (see pages 32 and 33), we talk to employees about our performance, key metrics, values, diversity and inclusion initiatives, and we give them the opportunity to talk to each other and give feedback to the Board, Executive Committee and Senior Leaders. This information assists them in their decision making.

Our employee engagement survey, ‘Colleague HeartBeat’, is measured bi-annually and is completed by our corporate, customer reservations office and managed hotel employees (excluding our joint ventures). In 2019 the survey focused on key areas associated with our business strategy. 96% of the participants responded and our overall employee engagement was 87%. We saw several positive shifts across our employee engagement, most notably in relation to questions about our growth behaviours. Areas for improvement include a focus on enabling effective work processes for employees, resource deployment, and ways of working between regional and global teams. The Executive Committee and Senior Leaders continue to look for ways to appropriately address this feedback.

Reward culture

Our reward packages aim to attract, retain and motivate top talent, and are centred around a set of core principles:

•	Our employees are recognised and paid competitively for their contribution to the Group’s success;

•	Reward and recognition practices are consistent across our employee population regardless of gender and other aspects of diversity; and

•	There is alignment between the wider workforce and how executives are rewarded.

Applying a consistent approach to reward across the corporate business, which we regularly review against our competitors, ensures that we meet the needs of employees by offering market-driven rewards packages. We place great emphasis on aligning everyone to our business strategy, so that shareholders and employees have a shared interest in the performance of the Group. This alignment was further strengthened in 2019 with the launch of an employee share plan, which will encourage shared ownership and align the interests of employees with our external stakeholders.

Our wider Remuneration policies are regularly reviewed by the Remuneration Committee. See the Remuneration Report and Directors Remuneration Policy on pages 96 to 117 for more information on how we align workforce and executive reward.

Early talent development

Recognising the significance of people to our business, we aim to attract the very best talent into our hotels through our Early Careers programme, where we provide programmes to young people looking for work experience, internships, apprenticeships and graduate opportunities.

During 2019 we recruited over 15,000 participants into our Early Careers programme globally, providing them with first look experiences, work placements and permanent roles with IHG.

28	IHG | Annual Report and Form 20-F 2019

We also signed a partnership with Swiss hospitality schools Les Roches, Glion and EHL to develop global hospitality talent. As a result of this partnership, IHG leaders visited the schools to participate in curriculum development and welcomed over 100 of their students into our hotels and support centres to share with them our passion for True Hospitality for everyone.

As part of our Responsible Business Targets we are committed to increasing the number of young people coming through IHG’s Academy. The IHG Academy is a collaboration between individuals, IHG hotels, corporate offices, local education providers and community organisations. It provides local people with the opportunity to develop skills and improve their employment prospects in one of the world’s largest hotel companies.

In 2019, several improvements were made to the programme, including first look and internship ‘Learning Pathway’ toolkits, designed to enhance the participant’s experience and support consistent execution of the programme globally.

Attracting and developing top talent

To ensure we achieve our strategic priorities as a business, we know we need to attract, develop and retain a diverse and talented workforce.

In 2019 we continued to use our Learning Management System to ensure that all IHG employees have a more seamless experience accessing IHG learning content. In addition to improvements across our Learning offer, we launched a job posting portal (available in 13 languages) that allows our franchisees access to IHG’s career website and have their open positions included in search results.

It was also a foundational year for the development of our Talent Attraction Strategy, which recognises that as the business grows, we will need to develop more creative and efficient ways to attract people to work in our hotels. Our plans include revitalising our Employer Brand to create a more enduring and distinctive value proposition and candidate experience.

As at 31 December 2019	Male	Female	Total
Directors	7	4	11
Executive Committee	7	3	10
Executive Committee direct reports	40	23	63
Senior managers (including directors of subsidiaries)	102	34	136
All employees (whose costs were borne by the Group or the System Fund)	6,498	7,938	14,436

EMEAA General Manager (GM)

Learning Events

During 2019, IHG held GM Learning Events across EMEAA, welcoming 632 GMs to a number of four-day events. The events were designed to create engaging and dynamic learning opportunities for our hotel leaders. The IHG Learning and Development team designed the agenda to deepen GM knowledge across the region and provide them with the right tools to drive performance at their hotels. All the learning modules were developed in support of IHG’s growth strategy and to maximise each GM’s personal development.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our culture, responsible business and stakeholders	29

Strategic Report

Our culture, responsible business

and stakeholders continued

Diversity and Inclusion (D&I)	Our D&I Framework

IHG is a global business with a global reach and as such D&I is fundamental for us to succeed. Our colleagues and guests represent multiple nationalities, cultures, races, sexual orientation, backgrounds and beliefs. It makes for a diverse and inclusive culture we are proud of, underpins our purpose to provide True Hospitality for everyone and is key to our ‘celebrate difference’ value.

Our special culture is crucial to who we are, how we work together and how we grow our business. We are proud to have been recognised as a Kincentric (formerly a part of Aon) Global Best Employer three years running, Best Place to Work for LGBTQ Equality, by the Human Rights Campaign’s Corporate Equality Index in the US for the past six years, and for our CEO to be awarded third place in the HERoes awards for advocating women in business.

We are committed to a continual review of our practices and policies, such as raising awareness of bias at all levels in our hiring processes and reviewing flexible working processes and policies. We have signed up to the WiHTL’s Diversity in Hospitality, Travel and Leisure Charter, a 10-point action plan that ensures diversity and inclusion not only remains a priority but that we openly track progress towards our goals.

We also support the UN LGBTI Standards for Business, which focus on tackling discrimination against lesbian, gay, bi, trans and intersex people. And at the beginning of 2020, IHG became signatories of the CEO Action for Diversity and Inclusion, and The Valuable 500.

The Nomination Committee was accountable for our global D&I Policy during 2019, but this responsibility will move to the Corporate Responsibility Committee in 2020. The operational D&I Board ensures that we put the D&I policy into practice. For more information see the Governance section on pages 92 and 93.

30	IHG | Annual Report and Form 20-F 2019

1. Strengthening a culture of inclusion

At IHG one of the core pillars of our D&I strategy is to foster a culture of inclusion so all employees feel included, valued and respected. Last year our Senior Leaders took part in a conscious inclusion programme to equip them to role model inclusive leadership and champion the flexible working guidelines that we have launched globally. We piloted changes to our recruitment practices which we plan to scale globally in 2020.

We also expanded our existing Employee Resource Groups (ERGs) globally following regional success, and now have more than 1,700 members across groups such as Out and Open, FAVE (field and virtual employees), PATH (pan Asians for true hospitality), BBX (baby boomers and Gen X), and DAWN (disability and well-being network).

For example, Out and Open is a forum for colleagues to get involved with LGBTQ+ focused activities and conversations. The ERG has more than 150 active members, who come together throughout the year to celebrate key dates in the LGBTQ+ calendar.

2. Increasing the diversity of our leadership talent

As part of our 2018-2020 Responsible Business Targets we made a commitment to increase the diversity of our Senior Leaders, as well as increase the number of females working in General Manager and Operations roles in managed hotels.

Although our overall percentage of female Senior Leaders, currently 37% globally, is the same as our 2017 baseline, we are committed to furthering the opportunities for female leaders. We continue to drive increased representation through initiatives such as the development of our Future Leaders’ programme, which provides graduate-level talent with the opportunity to work across a range of departments and geographies.

We have also extended our Rise mentoring initiative for aspiring female General Managers to China, India, the Middle East, Europe and the Americas, which enabled us to increase the percentage of women in General Manager and Operations roles from 24% to 26%.

3. Putting the right decision-making around our actions

In 2018 we established our Global Diversity & Inclusion Board, (D&I Board), led by our CEO and other Senior Leaders in IHG who are responsible for shaping IHG’s diversity and inclusion priorities. The D&I Board worked with a third-party independent partner to gain a different perspective of our business and help us identify areas for improvement. The key objectives of the partnership were to identify the ‘typical profile’ of individuals deemed to be successful at IHG, understand real and perceived barriers to success for women, and define actions to address those barriers and improve leadership gender balance. As a result of this work we took several actions, such as the launch of our flexible working policy.

As part of our ongoing commitment to diversity and inclusion we also launched Diversity & Inclusion Councils across our regions in 2019, which represent the voice of our regions and markets, making sure we listen to employees and engage on local priorities, as well as collaborating to roll out initiatives.

Through collaboration with Hotel Indigo, Out and Open helped launch the #ColorOfPride campaign, which all Hotel Indigo properties in the Americas celebrated. They continued the theme into our Atlanta Pride celebrations, which is the biggest event for IHG Out and Open each year. Annually, around 250 colleagues, friends and family volunteer their time in the IHG booth and walk with the IHG float in the Pride parade.

At the Holiday Inn Singapore Orchard City Centre, approximately 12% of staff are colleagues with disabilities. The hotel, which has been recognised for its work in this area by the UN, invests in providing training for managers to adjust to the different ways of communicating with persons with disabilities. This includes encouraging managers to give more regular feedback, supervision and encouragement to colleagues with disabilities to ensure they always feel a part of the IHG family.

Within India, Nepal and Bangladesh, we have close to 100 colleagues with disabilities working for IHG branded hotels. To cultivate a supportive environment for them, we have partnered with the Sarthak Educational Trust to deliver training sessions for hotel colleagues and developed a toolkit and a series of guidance videos on working with colleagues with disabilities.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our culture, responsible business and stakeholders	31

Strategic Report

Our culture, responsible business

and stakeholders continued

Designated non- executive director	As part of IHG’s commitment to compliance with the UK 2018 Corporate Governance Code, the Board asked Luke Mayhew, Non-Executive

Director (NED), to conduct a review and recommend the best way for the Board to engage with, and take fully into account, the views of employees, and how that would align with IHG’s existing employee forums, feedback mechanisms and monitoring by the Board. Luke was supported in the review by the CEO, Chief Human Resources Officer and Company Secretary. He reported to the Nomination Committee during the course of the year, which in turn made a proposal to the Board that a designated non-executive director was the most appropriate approach for IHG, as it aligned with existing employee engagement forums. The Board formally appointed Luke as the designated non-executive director with responsibility for workforce engagement (Voice of the Employee) in August 2019.

Due to the global reach of IHG, Luke is supported in his role by Jill McDonald (Chair of the Corporate Responsibility Committee), as well as other NEDs depending on the forum and topic matter. All Directors engage with employees during the course of the year as part of hotel and office visits.

The Board will review this approach annually in the light of any changing governance expectations and ongoing feedback.

Role	Luke’s role is to: • Ensure that employee interests and feedback are structured into the Board’s deliberations and the setting of KPIs;

• Support management in the design and content of structured Board discussions on culture and employee engagement; and

• Review the effectiveness of wider employee engagement approaches.

His responsibilities include ensuring that:

• The Board, through the Executive, has effective methods of receiving feedback from employees and communicating Board and executive decisions and priorities throughout the organisation;

• All significant business and budget proposals include a management assessment on the impact on employees;

• Executives share employee feedback openly, transparently and in a balanced way, including reviewing employee engagement surveys and other employee reports including whistleblowing;

32	IHG | Annual Report and Form 20-F 2019

•	The Board considers any dissonance between what is reported to it and what emerges from feedback to the Voice of the Employee; and

•	Other NEDs gather feedback and perspectives from employees too.

Human Resources (HR) provides Luke with support regarding planning and engagement forums, and shares findings on employee engagement surveys and HR scorecards. Luke is expected to seek feedback from other NEDs, in a private session at each Board meeting, from their meetings with employees and discuss insights with the CEO and Board as appropriate. In addition, he will respond to shareholders on questions of governance in respect of the Voice of the Employee.

2019 engagement	During 2019 a schedule of employee forums and meetings was agreed with Luke to attend and appreciate the scope of existing engagement methods, employee concerns and points of view on company culture, diversity and inclusion, career opportunities, strategy and performance, as well as to discuss the role of the Board and its Committees.

Luke visited our corporate offices in Atlanta in the US, and Branston and Denham in the UK and observed a number of Town Hall meetings, attended a variety of employee meetings and focus groups, including Lean In Circles and employee resource group (ERG) meetings, with employees from all band levels, across all IHG functions. Those locations were chosen as they are our main corporate headquarters where we have 3,098 employees. Branston was a key location in our 2018 transformation programme, where 78 new roles were created. In Atlanta there are eight active employee groups reflecting employee communities.

Insights and learnings	Insights from the forums included understanding: • How informal peer support amongst employees works across a range of topics;

•	How formal management engagement with employee forum representatives is conducted;

•	How the CEO and other Executive Committee members communicate performance and culture updates with employees;

•	How the D&I Board works and the commitment to rolling out this initiative;

•	How regional ERGs are launched and the key issues they discuss;

•	How culture-related initiatives resonate most effectively with employees; and

•	How our employee engagement survey, (Colleague HeartBeat), results are analysed and acted on by management.

As well as Luke’s activities, Jo Harlow attended a European Employee Forum and Jill McDonald attended an ERG and D&I overview session in Atlanta. Patrick Cescau visited Japan with Kenneth Macpherson in February 2019 where he met employees, and visited Mexico with Elie Maalouf in June 2019 and met IHG leaders and employees in the region.

Board actions	The Board did not consider that any significant change of direction or overall approach to engagement was needed in light of Luke’s activities. However, following his observations and feedback the following are being actioned by HR:

•	Improved employee dashboards and scorecards to better enable the Board’s appreciation of employee concerns and engagement results;

•	Revised and additional wording in engagement surveys to gain more relevant feedback on the impact and progress of the transformation programme; and

•	Active Board support for diversity and inclusion initiatives being launched across IHG and the optimisation by the Executive Committee of ERGs as the most effective touchpoint with the Voice of the Employee.

2020 plans	With the responsibilities and expectations agreed and fully trialled in 2019, a plan of meetings and review sessions has been scheduled for 2020.

The schedule includes opportunities to meet and talk to a range of employees in different locations across band levels, and further develop Luke’s understanding of employee issues and concerns. He will meet them at a variety of IHG’s existing employee engagement forums, such as Town Halls, virtual interface meetings and corporate regional office visits. The meetings will also give employees the opportunity to give feedback to the Board, through Luke.

Meeting and engagement topics to include:

•	Performance results – employee questions and management responses;

•	Employee feedback on the transformation programme and IHG competitiveness;

•	Manager-level employee issues and observations;

•	D&I Board perspectives;

•	Lean In peer support issues and activities;

•	European Employee Forum – engagement with Forum representatives; and

•	Regional ERG activities.

Planned 2020 Voice of the Employee and Board reviews and interactions, ahead or as part of Board meetings, include:

•	Review of the engagement dashboard with Luke and Jill;

•	Review of the HR scorecard and employee engagement dashboard, and deep-dive into specific areas of Board interest;

•	Participation in a virtual employee interface session with Company managers in Asia; and

•	People and Culture Strategy and Voice of the Employee feedback discussion.

In addition:

•	Luke and other NEDs will discuss any material feedback from their meetings with employees, as and when it is received;

•	All relevant Board and budget papers will continue to have an employee impact assessment; and

•	The Board will regularly review the approach in line with best practice and changes in regulation.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our culture, responsible business and stakeholders	33

Strategic Report

Our culture, responsible business

and stakeholders continued

Environment

Who leads at IHG

•	Board and Committees

•	Executive Committee

•	Senior Leaders

•	IHG Responsible Business Governance Committee (represented by senior management from across the business)

•	Corporate Responsibility function

How we engage

•	Board and Committee oversight, monitoring and review

•	Responsible Business Targets 2018-2020

•	Dashboards sent monthly to Executive Committee on progress against our hotel carbon reduction target

•	Responsible Business Report

•	IHG Green Engage™ system

With 5,903 hotels operating in more than 100 countries, we recognise the risks presented by climate change, which have the potential to impact our performance and growth, and our responsibility to keep adapting to meet the challenge. In 2019, the Board considered the Company’s post-2020 environmental sustainability approach and ambitions, and the Corporate Responsibility Committee endorsed new sustainability commitments, including a science-based target for carbon reduction by 2030, and reporting in line with the Task Force on Climate-related Financial Disclosures.

Tackling climate change related issues involves collaboration with our key stakeholders to find solutions and innovations to drive positive outcomes. We are uniquely placed to educate and support behavioural change amongst our third-party hotel owners, suppliers and millions of guests, and will continue to develop our approach.

Our activities

Environmental sustainability

Our environmental policy sets out our approach to measuring and managing our environmental impact, and supports and guides our colleagues and hotels to find innovative ways to reduce our environmental footprint. Our group-wide online digital sustainability platform, the IHG Green Engage™ system, helps hotels and colleagues measure and reduce energy, carbon, water and waste.

Carbon and energy

One of our Responsible Business Targets is to reduce our carbon footprint per occupied room by 6-7% over the period 2018-2020. Over a two year period, we have reduced our carbon footprint by 5.9% per occupied room, including a 3.7% reduction in 2019, from a 2017 baseline.

As we look at our longer-term ambitions, we know that we have to do more, which is why we have set a 2030 science-based target to reduce greenhouse gas emissions.

Waste

To help address the waste generated by our corporate offices and hotels, from food to plastics and linens, and make our offices and hotels more sustainable, we have mapped out the biggest areas of waste within our operations and considered our global and environmental impact, operational requirements and guest experience. We are proud to be the first global hotel group to commit to switching all our bathroom amenities to bulk-size products.

Food waste is a big challenge for our industry and we recognise we have more to do in this area. We have partnered with a third-party technology company in 24 hotels to use their AI technology to track, measure and reduce food waste for more sustainable and efficient restaurant and bar operations. On average we have achieved reductions of 35%.

Water

Following a comprehensive water risk assessment in 2016, and reassessment in 2019 of our open hotels and pipeline, we have identified risks related to water quantity and quality and developed water stewardship action plans for our hotels in water stressed areas.

In 2018 we committed to launching two water stewardship projects each year, and in 2019 we launched two projects in Beijing and Bali.

To signal our continued water stewardship work, CEO Keith Barr has signed a commitment of membership to the UN Global Compact CEO Water Mandate. This represents a pledge to six core commitments that mobilises business leaders on water, sanitation, and the UN Sustainable Development Goals.

Further information about our Responsible Business Targets and our responsible business approach is available on our website www.ihgplc.com/responsible-business

See details of our greenhouse gas (GHG) emissions on page 223.

Task Force on Climate-related Financial Disclosures (TCFD)

Building on the work we have done to set science-based targets, we have made a formal commitment to implement the recommendations of the TCFD, and in 2020 we will be developing a disclosure roadmap for the coming years.

34	IHG | Annual Report and Form 20-F 2019

Community

Who leads at IHG

•	Board and Committees

•	Executive Committee

•	Senior Leaders

•	IHG Responsible Business Governance Committee (Represented by Senior Leadership from across the business)

•	Corporate Responsibility function

How we engage

•	Board and Committee oversight, monitoring and review

•	Responsible Business Targets 2018-2020

•	True Hospitality for Good programme

•	Giving for Good month

•	Charitable partnerships

•	Volunteering days

•	Responsible Business Report

The travel and tourism industry accounts for 1 in 10 jobs globally with hotels in thousands of communities. The resilience and the prosperity of those communities and their people are important factors to how we operate and our long-term success.

Our community policy supports and guides our hotels and colleagues on how to be a responsible partner with our communities, whilst ensuring that our business objectives enhance the quality of life in the community.

Our activities

We aim to maximise the positive contribution we make by creating shared value in our communities through our True Hospitality for Good programme. We form strategic partnerships with non-government organisations, (NGOs), and charities that can help to make a difference in communities and wider society, helping shape a positive future for generations to come.

In 2019 we launched volunteering guidelines and encouraged employees to take two paid days each year to help charitable causes. Our Board and Executive Committee have evaluated our future approach to supporting local communities, as part of our post-2020 responsible business ambitions, and recognise that we need to keep developing our approach.

Charitable partnerships

In 2019, through our partnerships with NGOs and charities, we contributed more than $1.3m to projects and causes in areas of hospitality skills building, environmental sustainability and disaster relief, supporting 25,000 people globally.

We work with global disaster relief agencies to provide support and preparedness training in the event of natural disasters for our colleagues and local communities.

Giving for Good month

Our Giving for Good month in September 2019 brought colleagues together to make positive change through volunteering, taking care of the environment, and activities focused on health, fitness and wellbeing. A record-breaking 160,000 colleagues in 88 countries took part in 2019, volunteering 188,000 hours of their time.

For details of our IHG Academy programme see page 29

IHG First Look

In 2019 as part of our commitment to helping young people gain skills and experience in hospitality, we partnered with JA (Junior Achievement) Worldwide, one of the world’s largest youth-serving NGOs, which focuses on preparing people for future employment and entrepreneurship.

Through an IHG Foundation legacy grant, we worked to develop a curriculum to run hotel work-experience events called IHG First Look; providing young people with the opportunity to receive hands-on experience working in a hotel. Combining classroom working and a practical hotel takeover, students receive a close-up look at what a career in hospitality involves. Initiated during 2019, this year-long partnership will support more than 750 young people to gain skills and experience in hospitality, in nine major markets.

Building on the relationship, in early 2020 we began running a set of innovation camps, which focus on solving a sustainability-based problem core to the hospitality industry.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our culture, responsible business and stakeholders	35

Strategic Report

Our culture, responsible business

and stakeholders continued

Investors and

shareholders

Who leads at IHG

•	Board and Committees

•	Executive Committee

•	Investor Relations function

•	Functional business partners including Corporate Affairs, Human Resources and Business Reputation and Responsibility

How we engage

•	Board and Committee oversight, monitoring and review

•	Annual General Meeting (AGM) and General Meetings

•	Results presentations

•	Investor roadshows, face-to-face meetings and presentations

•	Annual investor perception survey

•	Asset reunification programme

•	Shareholder dealing programme

•	Annual Report and Form 20-F, Responsible Business and other publications

•	Website, media and regulatory announcements

We recognise that our purpose, culture, business model and strategy are fundamental to attracting and retaining investment in our Company. With a commitment to open dialogue we maintain a comprehensive programme of investor relations activities.

In order to keep up-to-date with best practice and market views, the Company solicits independent advice and assesses guidance provided by a number of agencies, including the Investment Association.

A formal external review of investor perceptions is presented to the Board on an annual basis and both the Executive Committee and the Board receive regular updates on shareholder relations to ensure that they are made aware of and understand the views and perceptions of our major shareholders, in order to develop a balanced understanding.

In addition, our Registrar, Equiniti, and J.P. Morgan Chase Bank, N.A., custodians of our American Depositary Receipts (ADR) programme, have teams equipped to deal with shareholder and ADR holder queries.

Our activities

Shareholder meetings

We consider our AGM and, when we need to hold them, General Meetings, to be invaluable forums for communicating with investors and shareholders, both formally as part of the meeting, and informally afterwards.

During 2019 we held a General Meeting in January to approve a share consolidation proposal, and held our AGM in May to conduct our usual statutory business.

The 2020 AGM will be held at 11:00 on Thursday 7 May 2020. The notice convening the meeting, including details of the conditions of admission, will be sent to shareholders and be available at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section, along with the results of the 2019 AGM and General Meeting.

Results presentations

Each year Keith Barr and Paul Edgecliffe-Johnson present to institutional investors, analysts and the media following our half-year and full-year results announcements. Telephone conferences are held following the release of our first and third-quarter trading updates, including Q&A sessions with sell-side analysts.

36	IHG | Annual Report and Form 20-F 2019

Investor meetings

As part of our annual cycle we have a programme of one-to-one meetings with major institutional shareholders, including Non-Executive Director meetings, hosted by the Chair.

We also attend key institutional investor conferences and hold a series of investor roadshow events in the UK, US, Canada and Europe. In addition, we hold telephone conference events with investors and shareholders in other countries to keep them up-to-date with IHG performance and strategy, and engage with them on their areas of interest.

Elie Maalouf and Kenneth Macpherson held investor roundtables during the year and investor hotel tours took place in both London and Cardiff. During November we hosted an education event about our business in Greater China, with Keith Barr and Jolyon Bulley outlining our competitive position and strategy in that region.

The Investor Relations team also engaged with retail shareholders and hosted two investor forums in London during 2019 to help shareholders understand our strategy and performance. The feedback and insights from these events will help us develop and shape future engagement.

In addition to this, we held a series of investor consultation meetings between our Chair of the Remuneration Committee, Jo Harlow and major shareholders seeking feedback on the proposed Directors’ Remuneration Policy.

The Senior Independent Director, Dale Morrison, was and remains available to shareholders if they have concerns they wish to discuss.

Shareholder services

During 2019, IHG ran its annual share-dealing programme for shareholders with shareholdings of up to 225 shares, giving them the option to sell or increase their shareholdings at a preferable set fee. Shareholders who sold their shares had the option to donate their proceeds to charity.

To enable as many shareholders as possible to access conferences and presentations, telephone dial-in facilities are made available in advance and live audio webcasts are made available after results presentations, together with associated data and documentation.

These can be found at www.ihgplc.com/investors under Results and presentations. Details of the sell-side research analysts who publish research on the Group are available at www.ihgplc.com/investors under Analyst details and consensus.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our culture, responsible business and stakeholders	37

Strategic Report

Our culture, responsible business

and stakeholders continued

Suppliers

Who leads at IHG

•	Board and Committees

•	Oversight from the Chief Financial Officer

•	IHG Responsible Business Governance Committee

•	Procurement function, including Strategic Supplier Management Office (SSMO)

How we engage

•	Board and Committee oversight, monitoring and review

•	Responsible Business Targets 2018-2020

•	Supplier Code of Conduct

•	IHG Green Supplier scorecard

•	Employee education programme on responsible procurement

•	Supplier risk assurance programme

Being a trusted business with a strong reputation is critical to our long-term operational growth. Our scale gives hotels under our brands the benefits of broader supply chain opportunities and consistent products and services, which in turn benefits our guests. We have a complex supply chain and work with suppliers who share our commitment to our responsible business agenda and ethical work practices.

The Procurement function drives IHG’s Responsible Business agenda into our supply chains. During 2019 the function focused on enhancing the foundations for responsible procurement in IHG, through the supply chain risk assurance programme, employee awareness of responsible procurement and our IHG Green Supplier programme, which evaluates prospective suppliers across a number of sustainability factors.

During 2019, we made progress with our supplier risk assurance programme pilot, with support from the British Standards Institute. As part of the introductory pilot, which began in 2018, we issued a desktop-based risk assessment questionnaire to all IHG Marketplace suppliers to help us understand their governance, human rights and environmental practices. In 2019, we reviewed responses and categorised them based on their risk profile. We will expand the scope beyond the IHG Marketplace suppliers group in the next phase of our programme. The initial pilot has been an important step in understanding our supply base.

The Strategic Supplier Management Office, (SSMO), supports strategic suppliers, identified for their contractual and operational value, via business performance reviews to promote value realisation, risk mitigation and create healthy supplier partnerships.

Our activities

Our supply chain activities are split into two categories – corporate and hotel supply chains. Our corporate supply chain covers items such as technology and professional services. Procurement of goods and services at hotel level, covers items required for opening, renovating and operating a hotel, such as food and beverages, furniture, linen and electrical goods. Procurement predominantly occurs at local hotel level as our hotels are largely owned by independent third-party owners, who are responsible for managing their own independent supply chains.

In certain cases, IHG provides a centralised procurement programme for both managed and franchised hotels, such as IHG® Marketplace in the Americas region (for US, Canada, Mexico) and IHG Mall in Greater China. IHG also provides purchasing support and leverages procurement platforms for managed hotels in some countries within EMEAA.

During the year our Supplier Code of Conduct was updated and approved by the Corporate Responsibility Committee. The Supplier Code sets out our requirement for suppliers to demonstrate that they act with integrity and respect for human rights and the environment. We expect our suppliers to adhere to these standards, both within their own business and across their supply chains.

IHG complies with the statutory reporting duty on payment practices and performance and is a signatory of the Prompt Payment Code.

See also our business relationships disclosure on page 224.

Gender-inclusive supply chain

Following a review of our supply chain, we identified textiles as a priority supply chain commodity, given they are widely present in our hotels. At IHG, we know that gender-inclusivity is essential for a sustainable business, leading to more productive, resilient and secure value chains. This is why in partnership with CARE International and our key suppliers, we are exploring the social impacts that can be gained through creating more gender-inclusive workplaces via a detailed supply-chain mapping and gender risk analysis exercise.

38	IHG | Annual Report and Form 20-F 2019

Hotel owners

Who leads at IHG

•	Board and Committees

•	Executive Committee

•	Senior Leaders

•	Regional hotel lifecycle and growth functions

•	Regional hotel operational support functions

How we engage

•	Board and Committee oversight, monitoring and review

•	IHG Owners Association meetings

•	International Hotel Investment Forum (IHIF)

•	Owner HeartBeat surveys

•	Regional brand and owner conferences

•	Owner portfolio and hotel reviews

•	Dedicated operational support

•	Hotel openings

•	Hospitality industry forums

Our global network of hotel owners is one of IHG’s greatest strengths and we continually look to evolve our owner proposition. Our success is reliant on matching owners with the right brands in our portfolio and markets, sharing a common outlook on responsible business and working together to use our scale and resources to drive strong returns.

From meeting to discuss a new project, to planning every facet of a hotel’s operations, to the opening itself, we focus on building businesses. Once open, we support owners with world class, brand-specific resources that help drive hotel employee performance, improved guest satisfaction and increased revenues.

Our activities

Across our managed estate hotel operations, including operations leaders, General Managers, hotel employees and corporate operations support, regularly engage with owners on hotel performance. Our franchise performance support teams engage with franchised owners and operators through annual portfolio or hotel reviews.

For more information on the IHGOA see www.owners.org

We also engage with the IHG Owners Association (IHGOA), the representative body of more than 4,500 hotel owners and operators for nearly 3,600 IHG branded hotels worldwide, in relation to brand initiatives, industry topics and hotel operations. In 2019, we worked with various IHGOA committees to obtain owner feedback on IHG standards, programmes and initiatives that impact both owners and guests. In particular, we engaged with the IHGOA on our System Fund.

We also establish, when appropriate, working groups with key owners in relation to major public issues relevant to the hospitality sector. In 2019, for example, we formed a group to consider Brexit.

In 2019, members of the Board and Executive Committee engaged with a number of our key owners at events including:

•	The 2019 World Economic Forum in Davos;
•	The 2019 NYU International Hospitality Industry Conference in New York;

•	Strategic Owners Gathering at the InterContinental Zhuhai Yanheng, celebrating Greater China’s 400th hotel milestone;

•	Hotel openings, including InterContinental Beppu Resort and Spa in Japan, InterContinental Houston – Medical Center in the US, and Kimpton Da’an in Taipei;

•	Dinners at the InterContinental Berlin (as part of the IHIF), and at the InterContinental Shanghai Wonderland;

•	Face-to-face meetings during visits to priority markets, including Mainland China, Japan and Mexico; and

•	Americas Investors and Leadership Conference for owners and General Managers in Las Vegas.

See page 23 for details about how we are optimising our brand portfolio for our owners and guests.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our culture, responsible business and stakeholders	39

Strategic Report

Our culture, responsible business

and stakeholders continued

Hotel guests and

corporate clients

Who leads at IHG

•	Board and Committees

•	Executive Committee

•	Senior Leaders

•	Global Marketing function

•	Hotel-facing operations

How we engage

•	Board and Committee oversight, monitoring and review

•	Hotel visits

•	Corporate and brand websites

•	IHG Rewards Club

•	Guest HeartBeat surveys

•	Guest relations

•	Social media channels

We recognise that our hotel guests and corporate clients want to do business with a trusted company, with a reputation for strong business ethics, and a wide portfolio of hotel brands, which understands and responds to their environmental and community concerns.

See page 23 for details about how we are optimising our brand portfolio for our owners and guests.

Our activities

Strengthening our loyalty programme is one of our strategic drivers and a key foundation for engaging with our guests. See page 20 for more information.

As part of our purpose to provide True Hospitality for everyone we consider guest experience extremely important:

•	We have a dedicated team with a customer-centric agenda focused on measuring guest satisfaction through data-driven insights derived from post-stay surveys and social reviews, which are validated and posted on IHG branded websites and social media. Data collected informs us how our hotels are performing, and helps us to support hotels to improve where required.

•	We have nine contact centres in six countries, with over 3,300 agents on hand to help guests. They speak 13 different languages and handled 26.6 million guest issues and questions in 2019.

•	Agents assist our guests with reservations, loyalty programme support and other customer service enquiries via telephone, email, on-line chat and social media.

During 2019 we continued to enhance guest experience through several technology initiatives, including IHG Connect, where guests can connect to wifi in our hotels with ease, and IHG Studio, where content from guests’ devices can be streamed in their individual hotel room. See page 9 for more information.

Whether for business or leisure, we know, through our guest insight efforts, that hotel guests increasingly want their stays to be more sustainable without any impact on the quality of their experience. See page 9 for information about our environmental activities, including our commitment to reducing plastic bathroom miniatures, which has received positive guest feedback.

40	IHG | Annual Report and Form 20-F 2019

Compliance Statements

As a UK publicly listed company we have to comply with numerous regulations. In order to make it easier to assess compliance, we have presented some of our compliance statements below. Our statement of compliance with the UK Corporate Governance Code can be found on pages 94 and 95.

Section 172(1)

A director of a company must act in the way he or she considers, in good faith, would most likely promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to:

•	the likely consequences of any decisions in the long-term;

•	the interests of the company’s employees;

•	the need to foster the company’s business relationships with suppliers, customers and others;

•	the impact of the company’s operations on the community and environment;

•	the desirability of the company maintaining a reputation for high standards of business conduct; and

•	the need to act fairly as between members of the company.

The Board considers that it has complied in all material respects with their s172(1) duties. Details of how the Board of Directors discharged its duties are set out in the Strategic Report pages 24 to 40 and should be read in conjunction with information disclosed in the Governance section, on pages 78 to 117. The Board and its Committees received Board papers, presentations and reports, participated in discussions and considered the impact of the Company’s activities on its key stakeholders, (wherever relevant), against the backdrop of the Company’s purpose, values and strategies.

Further information about our responsible business approach is available on our website www.ihgplc.com/responsible-business

Employee engagement

IHG has a number of forums, such as Town Halls, weekly office updates and performance metrics, through which employees are provided with information on matters of concern to them, including awareness of financial and economic factors affecting the performance of the Company, career development opportunities and Company policies and principles. In addition there are opportunities to give feedback to Senior Leaders, Executive Committee members and the Board through Q&A sessions, engagement surveys and the Voice of the Employee meetings. During 2019, an employee share plan was introduced, which also continues to raise awareness of the performance of the Company with employees. Further information about how the Board and Senior Leaders engaged with employees during the year, and have taken their interests into account, is set out on pages 28 to 33, and in the Governance section on pages 78 to 117.

Business relationships with suppliers, customers and others

As part of our strategic growth initiatives, the interests of our suppliers, guests and hotel owners are taken into account in our commercial decisions. We engage with them at all levels of the Company. Details of our relationship with them are set out on pages 38 to 40, and should be read together with our disclosures in the rest of the Strategic Report, as well as the Governance and Directors’ Report sections on pages 78 to 117 and 221 to 224.

Non-financial information

Non-financial information, including a description of policies, due diligence processes and outcomes, where applicable, is set out as follows:

•	Environmental matters on page 34

•	Social matters on page 35

•	Anti-corruption and anti-bribery matters on pages 26 and 27

•	Employee matters on pages 28 to 33

•	Respect for human rights on pages 26 and 27

•	A description of the Group’s business model on pages 10 to 13

•	The Group’s principal risks on pages 48 to 53

•	The Group’s KPIs on pages 42 to 45

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Our culture, responsible business and stakeholders	41

Strategic Report

Key performance indicators (KPIs)

Our KPIs are carefully selected to allow us to monitor the delivery of our strategy and long-term success. They are organised around our Strategic Model, which is underpinned by doing business responsibly, (see page 18). KPIs are reviewed annually by senior management to ensure continued alignment to our strategy and Responsible Business targets and are included in internal reporting and regularly monitored. Measures included are those considered most relevant in assessing the performance of the business and relate to our growth agenda and commitment to our major stakeholders including owners, guests, colleagues, shareholders and the communities in which we work. KPIs should be read in conjunction with the other sections of the Strategic Report, and where applicable, references to specific relevant topics are noted against each KPI.

A guide to this KPI section

Link between KPIs and Director remuneration

As we continued our focus on delivering high-quality growth as in prior years, Directors’ Remuneration for 2019 was directly related to key aspects of our Strategic Model. The following indicates which KPIs have impacted Directors’ Remuneration:

The Annual Performance Plan

•	70% was linked to operating profit from reportable segments

•	30% was linked to strategic measures, of which:

–	15% was linked to improvements in net System size growth

–	15% was linked to the delivery of our comprehensive efficiency programme[a]

The Long Term Incentive Plan

•	40% was linked to Total Shareholder Return

•	20% was linked to rooms growth

•	20% was linked to Total Gross Revenue growth

•	20% was linked to cash flow generation

For more information on Directors’ Remuneration see pages 96 to 117

Link to our Strategic Model

Our Strategic Model is at the heart of our success. The five strategic initiatives are represented as follows:

1 Build and leverage scale 2 Strengthen loyalty programme 3 Enhance revenue delivery
4	Evolve owner proposition

5	Optimise our preferred portfolio of brands for owners and guests

Link to Responsible Business

We consult with our stakeholders to determine the issues that are most relevant to them and IHG. Based on this feedback there are four priority areas, which are indicated by the following icons:

Our people	Environment

Community	Responsible procurement

KPIs	2019 status and 2020 priorities

Net rooms supply

Net total number of rooms in the IHG System.

Increasing our rooms supply provides significant advantages of scale, including increasing the value of our loyalty programme. This measure is a key indicator of achievement of our growth agenda (see page 18).

Signings

Gross total number of rooms added to the IHG pipeline.

Continued signings secure the future growth of our System and continued efficiencies of scale. Signings indicate our ability to deliver sustained growth (see page 18).

2019 status

Increased net System size growth to 5.6%, our highest growth rate in over 10 years and acceleration from ~3% in 2016, taking total rooms supply to 883,563 rooms.

Signings decreased -1%, with a record performance in Greater China and EMEAA offset by a decline in the Americas where 2018 signings were boosted by the launch of avid hotels. We increased our share of signings in key markets globally, driven by the addition of five new brands in the last two years.

2019 performance was driven by:

•  Further growth of our established brands:

–  Our highest ever number of openings for the Holiday Inn Brand Family.

–  InterContinental Hotels & Resorts reinforcing its position as the largest global luxury hotel brand with nine openings in 2019.

•  Record openings and signings in Greater China and record signings in EMEAA.

•  The acquisition of Six Senses and signing of a further ten deals post-acquisition.

•  Launch of new mainstream brand Atwell Suites with ten signings in 2019.

•  Scaling of recently launched brands with:

–  avid hotels adding six openings and 54 signings in 2019.

–  voco hotels growing to 12 hotels opened by the end of 2019, with a total of 33 signed since launch.

2020 priorities

•  Continued focus on delivering industry-leading net System size growth.

•  Further scale avid hotels in the US and voco hotels globally.

•  Grow the footprint of our new luxury brands Regent and Six Senses.

•  Expand Kimpton and Hotel Indigo’s international presence.

•  Drive Atwell Suites signings and prepare for the first openings in the US.

42	IHG | Annual Report and Form 20-F 2019

[a]	See reorganisation costs on page 72 for further information.

KPIs	2019 status and 2020 priorities

Growth in underlying fee revenues[a,b]

Group revenue from reportable segments excluding revenue from owned, leased and managed lease hotels, significant liquidated damages and current year acquisitions, stated at constant currency.

Underlying fee revenue growth demonstrates the continued attractiveness to owners and guests of IHG’s franchised and managed business (see page 10).

Total gross revenue from hotels in IHG’s System[b]

Total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than for owned, leased and managed lease hotels, it is not revenue wholly attributable to IHG, as it is mainly derived from hotels owned by third parties.

The growth in gross revenue from IHG’s System illustrates the value of our overall System to our owners (see page 11).

System contribution to revenue

The percentage of room revenue booked through IHG’s direct and indirect systems and channels.

System contribution is an indicator of IHG value-add and the success of our marketing distribution channels (see page 10).

2019 status

•  Net System size growth of 5.6% supported growth in underlying fee revenue of 2% in a weaker RevPAR environment.

•  Grew digital (web and mobile) revenue by 7% to $5.6 billion.

•  Revenue Management for hire now adopted in over 3,500 hotels across our estate.

•  IHG Connect, our seamless wifi guest login, is now implemented or being installed in over 4,500 hotels globally.

•  Continued to innovate through use of technology including initiation of a pilot for attribute pricing through our Guest Reservation System (see page 21).

•  Further strengthened loyalty offer with new partnerships including the addition of Mr & Mrs Smith luxury and boutique properties to IHG Rewards Club and sponsorship of the US Open Tennis Championship (see page 20).

•  Extended our InterContinental Alliance Resorts and Sands partnership to new hotels in Macau SAR, providing additional opportunities for guests to earn and redeem points in highly desirable locations.

•  Conducted pilots of variable points pricing for redemption nights and pay with points for additional services during guest stays.

2020 priorities

•  Commence roll out of attribute pricing via IHG Concerto.

•  Continue to innovate our loyalty offering including in-hotel experiences and brand integrations, to provide greater opportunities for our members to earn and redeem IHG Rewards Club points.

•  Maintain our focus on increasing contribution from IHG Rewards Club members and through direct bookings via our website or call centres.

•  Continue to develop strategic partnerships to enhance the value of our loyalty programme for members.

Global RevPAR growth

Revenue per available room: rooms revenue divided by the number of room nights that are available.

RevPAR growth indicates the increased value guests ascribe to our brands in the markets in which we operate and is a key measure widely used in our industry (see page 8).

Guest Love

IHG’s guest satisfaction measurement indicator.

Guest satisfaction is fundamental to our continued success and is a key measure to monitor the risk of failing to deliver preferred brands that meet guests’ expectations (see page 49 for details).

2019 status

•  RevPAR declined slightly in 2019 as industry growth slowed, impacted by macro and geopolitical uncertainties, increased supply growth in some markets, and ongoing unrest in Hong Kong SAR.

•  We continued to undertake activities to position our brands for future success:

–  Rolled out new prototypes and designs for Holiday Inn and Holiday Inn Express in Americas and Europe.

–  Continued Crowne Plaza Accelerate programme, a multi-year programme to transform Crowne Plaza in the Americas region, including flagship hotels showcasing the reinvention of the brand, with the first opening in Atlanta.

–  Modernised Staybridge Suites and Candlewood Suites brands with launch of new prototypes.

2020 priorities

•  Continue to invest in brand innovation, including room design and hotel layout to meet evolving guest needs.

•  Ensure that, whilst driving strong rooms supply growth, we maintain a high level of guest satisfaction across our entire portfolio with removals from the System.

[a]

In 2019 the underlying fee revenue calculation was restated for 2017 onwards following a change in the definition of how we calculate constant currency. The 2017 growth figure is not comparable and thus excluded from comparison.

[b]

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 55 to 59 and reconciliations to IFRS figures, where they have been adjusted, are on pages 214 to 218. A reconciliation of total gross revenue to owned, leased and managed lease revenue as recorded in the Group Financial Statements can be found on page 61.

[c]	Changes to the method for calculating IHG’s guest satisfaction scores (previously Guest HeartBeat) were introduced in 2016. The comparative for 2015 has been restated.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Key performance indicators	43

Strategic Report

Key performance indicators (KPIs) continued

KPIs	2019 status and 2020 priorities

Fee margin[a,b]

Operating profit as a percentage of revenue, excluding System Fund, reimbursement of costs, revenue and operating profit from owned, leased and managed lease hotels, significant liquidated damages, the results of the Group’s captive insurance company and exceptional items.

Our fee margin progression indicates the profitability of our fee revenue growth and benefit of our asset-light business model (see page 10).

2019 status

•  Grew fee margin by 80bps.

•  Continued to embed our new operating structures and leverage operational efficiencies.

•  Cost efficiency programme to deliver ~$125m in annual savings, including System Fund, by 2020 substantially complete, with savings fully reinvested in growth initiatives.

2020 priorities

•  Continuation of our strong cost and efficiency focus.

•  Leverage our growth and systems infrastructure to drive economies of scale.

•  Continue to leverage AI to drive process efficiency, enhance revenue generation, and improve guest experience.

•  Provide procurement solutions to help lower owner cost of sale.

•  Continue to look for further operational efficiencies through greater application of technology.

Free cash flow[b,c]

Cash flow from operating activities excluding payments of contingent purchase consideration, less purchase of shares by employee share trusts, maintenance capital expenditure and lease payments.

Free cash flow provides funds to invest in the business, sustainably grow the dividend and return any surplus to shareholders (see page 12). It is a key component in measuring the ongoing viability of our business (see page 54).

2019 status

•  Free cash flow of $509m was down $102m year-on-year with higher levels of cash tax and working capital offsetting lower levels of exceptional items.

2020 priorities

•  Continue to deliver consistent, sustained growth in cash flow.

•  Control capital deployment in line with business priorities.

•  Continue programme to recycle capital invested in minor equity positions, over time, when conditions are favourable.

[a]	In 2019 the fee margin calculation was restated for 2017 onwards following implementation of IFRS 16 ‘Leases’. The 2016 figure is not comparable and is thus excluded from comparison.

[b]

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 55 to 59 and reconciliations to IFRS figures, where they have been adjusted, are on pages 214 to 218.

C

Cash flow was introduced as a new measure for the 2017/19 LTIP cycle. Cumulative free cash flow over the three-year performance period forms part of the measure, with some adjustments. The target for each successive cycle is determined annually, taking into account IHG’s long-range business plan, market expectations and circumstances at the time.

44	IHG | Annual Report and Form 20-F 2019

KPIs	2019 status and 2020 priorities

Responsible Business

IHG® Academy

Number of people participating in IHG Academy programmes.

Sustained participation in the IHG Academy indicates the strength of our progress in creating career building opportunities and engagement with the communities in which we operate (see page 29).

2019 status

•  Hosted a range of IHG Academy programmes globally throughout the year, including internships and other experiences.

•  Formed a global partnership with Junior Achievement Worldwide offering young people opportunities to gain skills and experience, empowering them to consider career opportunities in the industry.

•  Reviewed and refreshed supporting material to drive greater participation and deliver an engaging candidate experience.

2020 priorities

•  Continue to provide skills and improved employability through IHG Academy, ensuring a positive impact for local communities, our owners and IHG. This will enable IHG to achieve our longer-term target of 30,000 – 40,000 IHG Academy participants in 2020.

•  Realign focus of the IHG Academy programme, prioritising an increase in the length of the IHG Academy opportunities and placements to drive conversion of participants to permanent employment.

•  Build on the IHG Academy programme offering through launching an internship toolkit in 16 hotel-ready languages.

•  Continue to drive quality growth in the programme through enabling our regional teams to measure impact through a robust reporting solution and convert IHG Academy hires into employees for 2021 and beyond.

Carbon footprint per occupied room We work with our hotels to drive reductions in carbon emissions to reduce our overall carbon footprint (see page 34).

2019 status

•  Achieved 5.9% reduction in our carbon footprint per occupied room from 2017 baseline.

2020 priorities

•  Continue to reduce our carbon footprint across our entire estate.

•  Partner with owners and our hotels to share best practices to help drive greater carbon reductions.

•  Work to meet the requirements of Task Force on Climate-related Financial Disclosures (TCFD).

Employee Engagement survey scores

Average of our revised[b] bi-annual Colleague HeartBeat survey, completed by our corporate, customer reservations office and managed hotel employees (excluding our joint ventures).

We measure employee engagement to monitor risks relating to talent (see page 28) and to help us understand the issues that are relevant to our people as we build a diverse and inclusive culture (see page 30).

2019 status

•  Commenced Non-Executive Director-led employee interface sessions across geographies to better understand workforce engagement (Voice of the Employee, see pages 32 and 33 for further information).

•  Launched starters and leavers survey with employees (in managed hotels and corporate offices) to understand their feedback on these critical employee life cycle events.

2020 priorities

•  Improve our talent acquisition systems and services to position IHG as a leading employer and deliver a great hiring experience for candidates.

•  Continue to drive a high-performance culture across IHG through embedding performance and reward practices.

•  Further drive the adoption of improvement to our human resources systems, to further our ability to attract, develop and retain talent.

•  Support the recruitment and development of General Managers for our managed hotels.

•  Embed a diverse and inclusive culture across our places of work, through key initiatives such as RISE and ERGs, to further our promise to provide True Hospitality for everyone.

[a]

In 2018 the carbon reduction measure was restated in line with a new baseline for the 2018-2020 target. The 2018 and 2019 impacts from the 2017 baseline year have been restated, aligned to annual changes to IHG’s System size and increase in number of hotels reporting data to the IHG Green Engage system, to enable comparisons to be made for our 2018-2020 target. The 2016 and 2015 figures could not be restated and are not comparable.

[b]

In 2017 the employee engagement survey was revised and relaunched as the Colleague HeartBeat survey. The 2016 and 2015 figures relate to previous survey results, which could not be restated and are not comparable.

Please see www.ihgplc.com/responsible-business for our 2018-2020 Responsible Business targets.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Key performance indicators	45

Strategic Report

Our risk management

Our growth ambition in a fast-moving and innovative business environment means that we must consider risk as a central part of the definition and execution of our strategy. The Board and Executive Committee have collaborated closely throughout 2019 to ensure that risk assessment, mitigation strategies and plans are integrated into broader consideration of our short-term goals and longer-term strategic initiatives and key projects.

The Board’s role in risk management – stewardship and partnership

The Board is ultimately accountable for the effectiveness of our risk management and internal control systems, and is supported by the Audit Committee, Executive Committee and delegated committees. Our regional and functional leaders, supported by the Risk & Assurance team, conduct strategic planning and business performance reviews throughout the year which monitor emerging risks – new or changing factors which require further consideration to determine the potential significance to our business. Our governance framework and committee agendas establish procedures for Board members to receive information from the Executive Committee and Senior Leaders and a range of other internal and external sources on emerging risks. More detail on the topics covered by the Board and committees is available in the Corporate Governance section, pages 78 to 117.

During 2019 the topics have included:

•	many long-term industry and macroeconomic risk factors (within Board strategy meeting and committee discussions), often alongside management’s own presentations of plans and projects;

•	discussion of risks relating to longer-term sustainability, shifting societal expectations, human rights and our evolving responsibilities across our supply chain (Corporate Responsibility Committee);

•	emerging tax, treasury and regulatory risks, for example relating to privacy and data protection (Audit Committee);

•	cultural, succession and retention risks and the competitiveness of director and executive remuneration (Remuneration and Nomination Committees).

While the Board oversees the risk management system to ensure that risks and opportunities are appropriately identified and managed to an acceptable level, it works in partnership with the Executive Committee and Senior Leaders to maintain and, where necessary, accelerate the understanding of key risk topics. This is particularly relevant in relation to cybersecurity, where the Board have met regularly with management outside of formal meetings to enable a more detailed appreciation of the risks and risk management strategies available to us to manage them.

Our enterprise risk management framework adopts a mitigate/transfer/accept approach, taking into account the potential impact on the ability of the Group to execute and deliver our objectives and strategy.

Risk appetite

IHG’s risk appetite is visible through the nature and extent of risk taken by the Board in pursuit of strategic and other business objectives. We cascade this appetite through the goals and targets we set, our Code of Conduct and other global policies, our formal Delegation of Authority policy including the governance structure of approval committees, decisions we make and how we allocate resources. It evolves with the IHG strategy. Our Annual Report and Form 20-F describes risk appetite in a number of places. For example, our appetite for financial risk is described in note 24 to the Group Financial Statements, see page 182. As a day-to-day example, decision makers in the business can refer to guidelines which articulate parameters for new hotel development deals.

This section should be read together with the rest of the Strategic Report, Governance on pages 78 to 117, the going concern statement on page 224, and Risk Factors on pages 226 to 230.

Risk management supports decision making

Our risk management and internal control system is fully integrated with the way we run the business and how we create and protect value in pursuit of our objectives.

Our culture, values and behaviours, see pages 26 and 27, establish authorities, capabilities and appropriate incentives for empowered and agile decision-making across our portfolio of risks by teams across IHG, supported by functional expertise.

Formal and informal monitoring, reporting and assurance arrangements, see page 27, enable the Board and Executive Committee to maintain ongoing oversight of key areas of uncertainty and the effectiveness of our risk management and internal control arrangements.

46	IHG | Annual Report and Form 20-F 2019

IHG’s principal risks and uncertainties

Our risk profile is structurally similar to that of a year ago, although the context within which we operate is highly dynamic reflecting the cyclical nature of our industry and global macroeconomic uncertainties.

Our discussions of risk also take place within a context of increasing scrutiny of the impact of our business on our stakeholders, and our longer-term sustainability. We have therefore split out our consideration of external factors to recognise both the risks relating to political and economic headwinds on our growth ambitions (for example disruption in key markets and trade wars) and also the requirement to anticipate and respond appropriately to the risks and opportunities relating to our environmental and social responsibilities.

We have also refreshed our crisis and incident management procedures during 2019, with the Executive Committee and many regional and functional leadership teams working through training and tabletop crisis scenarios to review and practice ways of working. The Risk and Assurance team provides support and intelligence on emerging threats and will continue to provide advice to management on procedures for risk identification and mitigation and control. We are continuing to monitor the evolving situation relating to Covid-19 and its impact on both our business and the industry as a whole, and we are working closely with relevant authorities. The Group’s asset-light business model, diverse brand portfolio and wide geographical spread contribute to IHG’s overall resilience to events that could affect specific segmental or geographical areas.

Our programme to realise savings for reinvestment has led to a range of changes to organisation, accountabilities and processes, and a wide portfolio of initiatives is in place to pursue growth opportunities.

Our approach to risk management has therefore also evolved as part of our organisational focus on growth and how we take informed decisions in a fast moving environment. The Risk and Assurance team has continued to coordinate assessments of the principal risks facing the Group, including those which would threaten its business model, future performance, solvency or liquidity and reputation. These risks are formally reviewed with the Group’s Directors on a bi-annual basis and considered in more detail through the activities of the Board and committees, however risks are also discussed as an integral part of decision making across the year. In addition, focus on the behaviours necessary to drive growth has included cross-business participation in virtual learning summits, including how to make decisions at pace with the right governance and structure to maintain control.

Our strategy requires us to work increasingly with partners, intermediaries and other third parties, and access expertise and services which enable us to anticipate and respond to the needs of our owners, guests and colleagues, and to work efficiently and at scale. Many of our risks therefore reflect the changing nature of our extended enterprise and our responsibilities to our stakeholders. Some of these responsibilities, particularly in relation to our stewardship of data, are subject to significant changes in law and therefore highlighted as dynamic and demanding regular attention by senior management and the Board.

We continue to conclude that the potential impact of Brexit on IHG is not likely to have a material impact on our overall strategy or operations although, as with other external factors, this is considered as part of operational risk management and resilience planning, and a standing group reviews our preparedness for operational disruption. The impact of a potential movement in the value of sterling is articulated in note 24 of the Group Financial Statements, see pages 182 to 185.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Risk management	47

Strategic Report

Risk management continued

Risk trend and speed of impact

We assess whether the risk area is stable or dynamic in its impact and/or likelihood (inherent risk trend), and the rate at which there could be a material impact on IHG. The trend and speed of impact are summarised in the diagram with further detail on activities to manage each of these risks in the table below.

Principal risks descriptions

Inherent risk trend	Risk impact – link to our strategic priorities
Dynamic/Rapid	Build and leverage scale	Strengthen loyalty programme	Enhance revenue delivery
Dynamic/Gradual	Evolve owner proposition	Optimise our preferred portfolio of brands for owners and guests
Stable/Rapid

Risk description	Trend	Impact	Initiatives to manage these risks

Inherent threats to cybersecurity and information governance remain significant and dynamic. We are aware of our responsibilities in relation to a range of high-value assets (critical systems & guest, employee and other sensitive data) which may be targeted by various threat ‘actors’ (including organised criminals, third parties and ‘threat actor-employees’), and rapid evolution in societal, regulatory and media scrutiny of privacy arrangements mean that the potential impact of data loss to IHG financially, reputationally or operationally remains a dynamic risk factor.

•  Effective and appropriate leveraging of data that we have a right to use is a key aspect of the interface between our marketing and our commercial and technology activity. We take account of regulatory and ethical factors as part of the decision-making processes in relation to marketing and technological initiatives, and we also rely on appropriate governance and control arrangements to mitigate risks that the validity of data that we use is undermined by cyber-attacks or operational failures.

•  Our 2019 focus has been on progressing a Board-endorsed roadmap of the highest priority and highest-value initiatives to build and maintain core elements of our cybersecurity posture.

•  During the year our Chief Information Security Officer has worked with teams across IHG to increase sophistication in how we identify, protect, detect, respond and recover in relation to cyber risks. This has involved developments in our security governance and risk tracking, including discussion and assessment of an approach to high-value assets with the Executive Committee.

•  We have continued to drive awareness of cybersecurity risk, including an anti-phishing campaign which tested corporate employees on phishing attacks. We also developed a cybersecurity incident response playbook which is aligned with wider IHG resilience and incident preparation protocols.

•  The nature of our operating model means that significant amounts of IHG’s confidential information assets are also held by or shared with third-party suppliers and owners, and we review those risks as part of our broader supply chain risk management arrangements.

•  Our information security programme is supported and reviewed by internal and external assurance activities, including our Internal Audit and SOX teams and PCI assessments.

•  During 2019 we have reported regularly to the Board and the Executive Committee on the information security roadmap using key risk indicators to track trends in risk and mitigation initiatives. We also continue to work closely with our insurers to review the adequacy of protection for our risks and have assessed potential cyber incident scenarios, including quantification of value at risk, to better aid in risk-based discussions on remediation investment against risk acceptance and available risk transfer opportunities.

48	IHG | Annual Report and Form 20-F 2019

Risk description	Trend	Impact	Initiatives to manage these risks

Failure to deliver preferred brands and loyalty could impact our competitive positioning, our growth ambitions and our reputation with guests and owners. Competitor and intermediation activity creates inherent risks and opportunities for the hospitality industry and is relevant to the longer-term value of IHG’s franchised/managed proposition and our ability to deliver returns to current and potential owners of our various brands.

•  To enable our growth ambitions, we need to continuously strengthen our portfolio of brands to build an industry-leading offer which delivers leading-edge guest preference, and competitive owner returns. For a description of our brands and brand initiatives see pages 14 to 17, and page 23.

•  We are building the underlying capabilities to achieve our vision by: strengthening our new brand development; enhancing our marketing capability; refining our brand portfolio strategy; building improved data analytics capabilities; and scaling the production and efficiency of our global marketing assets.

•  During 2019, our Global Marketing team has continued to evolve an operating framework to provide additional clarity and alignment on prioritisation and focus areas. We have also implemented changes to several ways of working between our global functions and regional operations teams to drive commercial performance, supported by learning events and engagement sessions.

•  We are also executing a loyalty roadmap that includes tactical improvements to drive short-term performance and foundational levers to enable a longer-term step change to improve member benefits, owner economics and programme technology. See page 20 for more details on our 2019 initiatives.

In a fast growth environment, it is essential that we attract, develop and retain leadership and talent and failure to do this could impact our ability to achieve growth ambitions and execute effectively. Our people are essential to delivering our objectives, and our ability to develop talent is a key way we can deliver value to our existing and potential owners of both managed and franchised hotels. It is also essential that we retain key executive talent, both at the corporate and hotel levels, in the face of attractive roles and competitive rewards available in the global markets where we operate and compete.

•  Our approach to managing our people is outlined in detail on pages 28 to 31 and our annual business planning process includes a review of workforce risks. We consider workforce risks when designing business initiatives and we regularly review talent and succession across the organisation. Our Human Resources team partners across IHG, and performs regular reviews including in relation to the diversity of our talent and competitiveness of our compensation and benefits plan.

•  IHG has the ability to manage the risk directly in relation to IHG employees but relies on owners and third-party suppliers to manage the risk in related activities. Our Procurement, Legal and Risk teams also consider more indirect workforce risks relating to our third-party relationships.

•  During 2019, we have continued to refine and streamline our performance management systems and embed a common set of leadership behaviours across IHG through employee participation in various virtual learning summits.

•  Several policies supporting our Code of Conduct (for example our Human Rights Policy which is reviewed annually) relate to the management of our people, describing our intolerance for inappropriate behaviours, and appropriate adherence to those helps manage our risk.

•  As our business expands through mergers and acquisition, we also undertake due diligence prior to transactions, and as part of integration activities, to evaluate and adapt relevant people practices.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Risk management	49

Strategic Report

Risk management continued

Risk description	Trend	Impact	Initiatives to manage these risks

The global business regulatory and contractual environment and societal expectations continue to evolve. Failure to ensure legal, regulatory and ethical compliance would impact IHG operationally and reputationally. Regulators are moving to impose significant fines for non-compliance, most notably in relation to privacy obligations and data security, and there is increasing attention on environmental, social and governance matters (for example relating to consumer protection, human rights including modern slavery, human trafficking and labour laws, and financial crime) from a range of external stakeholders such as corporate sales clients, investors and NGOs. With trading headwinds in some markets, increased pressure can be placed on compliance programmes, and a heightened risk of liabilities relating to our franchise model both in relation to brand reputation issues as well as litigation.

•  Our global Ethics and Compliance team (E&C team) are focused on ensuring IHG has a globally coordinated approach to material ethical and compliance risks, taking into account the regulatory environment, stakeholder expectations and IHG’s commitment to a culture of responsible business.

•  The overarching framework for Ethics and Compliance is the IHG Code of Conduct (Code), (see pages 26 and 27). In addition to the Code, the E&C team manage the global compliance programmes for Anti-Bribery and Corruption, Antitrust/Competition Law, Sanctions and Human Rights.

•  A number of processes and initiatives are used by the E&C team to manage ethical and compliance risks. For example, IHG is a member of Transparency International UK’s Business Integrity Forum and participates in its annual Corporate Anti-Corruption Benchmark. The findings from the Benchmark assessment are utilised predominantly by the E&C team to identify improvements to the design of the IHG Anti-Bribery and Corruption programme.

•  The E&C team are also responsible for, and have oversight of, the owner legal due diligence process. This is designed to ensure that risk-based due diligence is carried out on third-parties with whom IHG enters into hotel relationships. This includes sanctions monitoring, third-party screening and internal communications – for example, an annual update is communicated to the Legal, Development and Strategy teams and other relevant colleagues providing a reminder of ‘No Go’ countries and sanctions issues that may restrict IHG.

•  The E&C team currently monitor training completions, gifts & entertainment reporting and owner due diligence escalations. These areas help demonstrate whether the design of the Ethics & Compliance framework and core processes of the underlying programmes are operating effectively. The E&C team monitor activity of the Confidential Disclosure Channel and have regular discussions with regional Legal teams to help identify emerging issues. In addition, the E&C team receive informal queries/escalation of issues via an Ethics and Compliance email channel, which is publicised in training and awareness materials, and directly from employees, for example in face-to-face training sessions.

•  The Board receives regular reports on the Confidential Reporting Channel and matters directly related to our responsible business agenda.

Failure to capitalise on innovation in booking technology and to maintain and enhance the functionality and resilience of our channel management and technology platforms (including those of third-parties on which we rely directly or indirectly), and to respond to changing guest and owner needs remains a dynamic risk to IHG’s revenues and growth ambitions. The pace of change in the hospitality industry continues to accelerate and IHG must evolve to effectively grow and compete in the marketplace. Technology is crucial to our strategy as we face increasing competition from both existing and new players in the travel space.

•  Our comprehensive channels strategy is a key driver and enabler of accelerated growth. We continue to seek opportunities to align and innovate our channels and technology platforms (see page 21). Our IHG Concerto™ platform is operating at all IHG hotels, and we are continuing to add more capabilities to the platform to enhance revenue delivery.

•  Our Guest Reservation System (GRS) is hosted by a third-party vendor, Amadeus, in the cloud and supported by infrastructure which serves to decrease the likelihood of downtime. Availability of GRS and other key systems continues to be monitored on a 24/7 basis by the Network Operations Centre. Metrics are regularly reported to Commercial and Technology leaders so they can monitor performance.

•  As our industry evolves, and with our acquisition of new brands, we have continued to review the capabilities of our systems in relation to market trends and expectations.

•  In 2019, we also introduced regional revenue forums to focus on forecasting future business and determining integrated commercial plans to address challenges.

50	IHG | Annual Report and Form 20-F 2019

Risk description	Trend	Impact	Initiatives to manage these risks

IHG’s continuing agenda to accelerate growth gives rise to inherent risks, for example as we transition systems, operating models and processes. The potential exists to impact commercial performance and financial loss, and undermine stakeholder confidence. As we move towards larger, more strategic outsourcing relationships for business-critical services, inherent risk levels are also raised.

•  The progress of our Group-wide efficiency programme has been tracked by the Board and Executive Committee, and the majority of our centrally driven transformation activity has now transitioned to Senior Leaders.

•  Following the changes to our organisational structure in 2018, in 2019 we conducted corporate-wide virtual learning summits and we maintain a central digital hub for process and learning materials to enable our employees to find details about processes, learning content and key process owners.

•  Our focus on accelerating growth has included review of risks relating to offshoring and outsourcing by Senior Leaders and the Board. Our Strategic Supplier Management Office has been established to manage existing critical supplier relationships as well as new outsourcing and/or business-critical relationships driving our strategic objectives. Our legal teams review contracts and provide advice on litigation, where required, and our insurance programme also provides a degree of protection in the event of supplier failure.

•  Oversight teams, including our finance experts, have evolved governance and control frameworks and we also regularly review delegated approval authorities and processes to enable decisions on investments to be made quickly and efficiently with consideration of the risks involved. HR Business Partners continue to work with Senior Leaders to identify and retain key individuals across the business, and succession planning practices are in place to ensure continuity of key initiatives and business operations.

•  During 2019 we reviewed our financial governance and controls relating to the integration of our acquisitions. For example, the integration of Six Senses into IHG’s financial control environment has been overseen by a dedicated governance committee.

•  We have an established approach to System Development Lifecycle, and specific risks to delivery of the Global Reservations System have been managed throughout the programme of implementation (including those relating to technical delivery, business process testing and operation readiness testing).

Macro external factors such as political and economic disruption, the emerging risk of infectious diseases, actual or threatened acts of terrorism or war, natural or man-made disasters could have an impact on our ability to perform and grow. Heightening of macroeconomic tensions could lead to a downturn impacting our ability to grow.

•  While these factors are mostly outside our direct control, we track uncertainties which may impact the hospitality industry and which need to be considered in our strategic and financial planning. These types of risks are addressed in strategic review, including our market participation choices, particularly in emerging and key growth markets.

•  During 2019, many leadership teams have used formal and informal scenario planning to anticipate the potential impact of these risks. The Board and Executive Committee receive regular updates on these types of factors from both operational and subject matter experts so that possible implications for IHG can be considered.

•  Our in-house threat intelligence capability, supplemented by third-party expertise and methodology, supports development, hotel operations and customer-facing sales teams with planning and response to macro factors, for example concerns relating to terrorism, extreme weather events, or infectious diseases such as Covid-19. We are also increasingly able to complement more traditional sources with digital intelligence to anticipate potential impacts on IHG’s interests.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Risk management	51

Strategic Report

Risk management continued

Risk description	Trend	Impact	Initiatives to manage these risks

As a global business, we are conscious of greater focus from a wider range of stakeholders on environmental and social mega-trends. These include regulators and investor groups (such as the Task Force on Climate-related Financial Disclosures (TCFD), and emerging risks presented by climate change which have the potential to impact performance and growth in key markets.

•  During 2019, our Corporate Responsibility team worked collaboratively with teams across IHG (including Human Resources, Business Reputation and Responsibility and Procurement) to consider the broader environmental and social risks associated with our business. These risks and opportunities are considered as an integral part of Board strategy discussions in relation to our commitment to responsible business. In 2019, this culminated with the approval of a science-based target relating to carbon reduction.

•  As part of our responsible business strategy refresh work, we are also working with third-party experts to develop our responsible business targets for post 2020 and have made a formal commitment to implement the recommendations of the TCFD. In 2020 we will be developing a disclosure roadmap for the coming years. More broadly we recognise that continued collaboration across the wider industry is required to collectively combat climate change. We are taking an active role in this via our membership and active participation in several industry bodies, including the International Tourism Partnership (ITP) and the World Travel and Tourism Council (WTTC).

•  Our values and behaviours, underpinned by our Code of Conduct, inform our decision-making at all levels. For example, specific elements of our Code of Conduct define expectations for IHG employees in relation to human rights and the environment. Our Supplier Code of Conduct and Human Rights Policy have been updated during 2019 and our Procurement, Legal and Risk teams monitor supply chain and human rights risks, see pages 26 and 27.

Failure to maintain an effective safety and security system and to respond appropriately in the event of disruption or incidents affecting our operations more broadly could result in an adverse impact to IHG, such as reputational and/ or financial damage and undermining confidence from our colleagues, guests, major sales accounts and wider stakeholders. This risk relates both to our direct operations in hotels and other locations where we have management responsibility, and also to outsourced activities and others with whom we collaborate and trade, including the owners of our franchised hotels which operate as independent businesses.

•  The environment in which IHG develops and operates hotels continues to evolve and impacts the safety and security risks faced by IHG. These risks are assessed as stable overall, but our approach is reviewed continuously to ensure that it remains fit for purpose, and able to anticipate and respond to the risk of an incident damaging the Group’s reputation.

•  Our design and engineering, hotel opening and operations teams work together with our risk management experts to evaluate standards and develop capability to respond to an incident via training, intelligence tracking and standard operating procedures, and also deploy crisis management procedures where required for less predictable events.

•  For example, the risks of epidemics such as Covid-19, earthquakes and extreme weather events continue to pose a threat to IHG’s operations, and are managed through refresher training, advanced monitoring and warning and standard operating procedures.

•  In relation to geopolitical and terrorism risks, we deploy external industry benchmarking to allocate all pipeline and operational hotels a threat category. The category definitions are designed to guide hotels to make their own risk-based decisions on how to mitigate local security threats. Categories are reviewed regularly to adjust to the dynamic threat environment in which IHG develops and operates hotels.

•  We continue to monitor UK Government and Local Authority investigations into the Grenfell tragedy. We will review our own fire and safety requirements once any changes and/or recommendations to building regulations and best practice are published, and will work with owners and operators of IHG branded hotels to provide appropriate support and guidance.

•  IHG has also created a toolkit and resources for hotels to use to provide guests with menu allergen information, making it easier for them to identify ingredients they need to avoid.

52	IHG | Annual Report and Form 20-F 2019

Risk description	Trend	Impact	Initiatives to manage these risks

A material breakdown in financial management and control systems would lead to increased public scrutiny, regulatory investigation and litigation. This risk includes our ongoing (and stable) operational risks relating to our financial management and control systems; the continuing expectations of IHG’s management decision making and financial judgements, in response to evolving accounting standards, which have added complexity to our control responsibilities; and our own business model and transactions.

•  We continue to operate an established set of processes across our financial control systems, which is verified through testing relating to our Sarbanes-Oxley compliance responsibilities. See pages 73 and 160 to 163 for details of our approach to taxation, page 73 for details of our approach to internal financial control, and pages 182 to 185 for specific details on financial risk management policies. These processes and our financial planning continue to evolve to reflect the changes in our management structure and business targets.

•  To mitigate risks from adoption of the new accounting standard, IFRS 16 ‘Leases’, existing controls were modified and new controls added. Controls are revisited at least once a year for modification or addition.

•  As our hotel estate evolves and grows, we also adapt our approach to financial control. Given the differences in the culture and ways of working across our regions, we apply globally and/or regionally consistent policies and procedures to manage the risks, such as fraud and reporting risks, wherever possible.

•  Our Group insurance programmes are also maintained to support financial stability.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Risk management	53

Strategic Report

Risk management continued

Viability statement

The Group’s annual planning process builds a robust three-year plan. The detailed three-year plan takes into consideration the principal risks, the Group’s strategy, and current market conditions. That plan then forms the basis for strategic actions taken across the business. The plan is approved annually by the Directors. Once approved, the plan is then cascaded to the business and used to set performance metrics and objectives. Performance against those metrics and objectives is then regularly reviewed by the Directors. The key assumptions included in the three-year plan relate to RevPAR, System size, no change to our stated dividend policy and existing debt facilities are being renewed as they mature.

In assessing the viability of the Group, the Directors have reviewed a number of scenarios, weighting downside risks that would threaten the business model, future performance, solvency and liquidity of the Group more heavily than opportunities. The scenarios modelled and their link to our principal risks outlined on pages 48 to 53 are set out below:

Scenarios Modelled	Link to Principal Risk(s)

Widespread cybersecurity breach

This scenario models the impact of a specific material incident, which could relate to cybersecurity or an alternative material impact on the cash flow and income statement.

• Cybersecurity and information governance • Legal, regulatory and ethical compliance • Accelerate growth

Changes in RevPAR This scenario models a prolonged decrease in RevPAR, which may be driven by external or internal factors.

•  Preferred brands and loyalty

•  Leadership and talent

•  Channel management and technology

•  Accelerate growth

•  Environmental and social mega-trends

•  Safety and security system

•  Financial management and control systems

2008-2009 Financial Crisis This represents the downturn that occurred from 2008 to 2009 (when the Board maintained the dividend despite the severity of the downturn in trading).	• Macro external factors

A reverse stress test of the business starting from the presumption of the Group having insufficient liquidity to continue trading was also modelled.

In each of the scenarios, the Directors also considered actions that would be taken if such events became a reality. These actions include a reduction in capital expenditure, salary freezes and suspension of bonus plans and the ordinary dividend. The results confirmed that the Group would be able to withstand the impact of each scenario.

The Directors have determined that the three-year period to 31 December 2022 is an appropriate period to be covered by the viability statement. Although hospitality industry business cycles are on average longer than three years, the end of those cycles has only resulted in declining RevPAR when that has been caused by exogenous shocks, and the decline in RevPAR has only lasted two years. The Board has therefore determined that no additional insight can be gained from assessing these scenarios over a longer period.

The Directors have assessed the viability of the Group over a three-year period to 31 December 2022, taking account of the Group’s current position, the Group’s strategy and the principal risks documented in the Strategic Report. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2022.

54	IHG | Annual Report and Form 20-F 2019

Performance

Key performance measures (including Non-GAAP measures) used by management

The Annual Report and Form 20-F presents certain financial measures when discussing the Group’s performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management’s view these measures provide investors and other users with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Group Financial Statements (see pages 132 to 138).

Linkage of performance measures to Directors’ remuneration and KPIs

The Annual Performance Plan	The Long Term Incentive Plan	Key Performance Indicators	See pages 96 to 117 for more information on Directors’ remuneration and pages 42 to 45 for more information on KPIs.

Measure	Commentary

Global revenue per available room (RevPAR) growth RevPAR, average daily rate and occupancy statistics are disclosed on pages 219 to 220.

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG’s System (see Glossary, page 249) rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and prior year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the two years.

RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue in IHG’s System Owned, leased and managed lease revenue as recorded in the Group Financial Statements is reconciled to total gross revenue on page 61.

Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other users as it provides a measure of System performance, giving an indication of the strength of IHG’s brands and the combined impact of IHG’s growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream. IHG’s business model is described on pages 10 to 13. Total gross revenue comprises:

•  total rooms revenue from franchised hotels;

•  total hotel revenue from managed hotels including food and beverage, meetings and other revenues and reflects the value IHG drives to managed hotel owners by optimising the performance of their hotels; and

•  total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross hotel revenue is not revenue attributable to IHG as these managed and franchised hotels are owned by third-parties.

Revenue and operating profit measures

The reconciliation of the most directly comparable line item within the Group Financial Statements (i.e. total revenue and operating profit, accordingly) to the non-IFRS revenue and operating profit measures are included on pages 214 to 216.

Revenue and operating profit from (1) fee business and (2) owned, leased and managed lease hotels, are described as ‘revenue from reportable segments’ and ‘operating profit from reportable segments’, respectively, within note 2 to the Group’s Financial Statements. These measures are presented for each of the Group’s regions.

Management believes revenue and operating profit from reportable segments is meaningful to investors and other users as it excludes the following elements and reflects how management monitors the business:

•  System Fund – the Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the hotels within the IHG System. As described within the Group’s accounting policies (page 144), the System Fund is operated to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	55

Strategic Report

Performance continued

Measure	Commentary

Revenue and operating profit measures continued

• Revenues related to the reimbursement of costs – as described within the Group’s accounting policies (page 144), there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels and growth in these revenues is not reflective of growth in the performance of the Group. As such, management do not include these revenues in their analysis of results.

• Exceptional items are identified by virtue of either their size or nature and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items.

In further discussing the Group’s performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:

•  Underlying revenue;

•  Underlying operating profit;

•  Underlying fee revenue; and

•  Fee margin.

Operating profit measures are, by their nature, before interest and tax. Management believes such measures are useful for investors and other users when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believe these measures are useful to investors and other users in assessing the Group’s ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit

These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group’s ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group’s operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believe these are meaningful to investors and other users to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group’s financial performance.

Underlying fee revenue growth

Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other users as an indicator of IHG’s ability to grow the core fee-based business, aligned to IHG’s asset-light strategy.

56	IHG | Annual Report and Form 20-F 2019

Measure	Commentary

Fee margin

Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing ‘fee operating profit’ by ‘fee revenue’. Fee revenue and fee operating profit are calculated from the revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude the revenue and operating profit from the Group’s owned, leased and managed lease hotels and significant liquidated damages.

In addition, fee margin is adjusted for the results of the Group’s captive insurance company, where premiums are intended to match the expected claims (see page 144 to the Group Financial Statements), and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business.

Management believes fee margin is meaningful to investors and other users as an indicator of the sustainable long-term growth in the profitability of IHG’s core fee-based business, as the scale of IHG’s operations increases with growth in IHG’s System size.

Adjusted interest Financial income and financial expenses as recorded in the Group Financial Statements is reconciled to adjusted interest on page 218.

Adjusted interest excludes the following items of interest which are recorded within the System Fund:

•  IHG records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG.

•  The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System.

As the Fund is included on the Group income statement, these amounts are included in the reported net Group financial expenses, reducing the Group’s effective interest cost. Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per share (see below).

Management believes adjusted interest is a meaningful measure for investors and other users as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Tax excluding the impact of exceptional items and System Fund

A reconciliation of the tax charge as recorded in the Group Financial Statements to tax excluding the impact of exceptional items and System Fund can be found in note 8 to the Group Financial Statements on page 161.

As outlined above, exceptional items can vary year-on-year and, where subject to tax at a different rate than the Group as a whole, they can therefore impact the current year’s tax charge. The System Fund is not managed to a profit or loss for IHG over the long term and is, in general, not subject to tax either.

Management believes removing these provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group’s ongoing tax charge.

Adjusted earnings per ordinary share

Basic earnings per ordinary share as recorded in the Group Financial Statements is reconciled to adjusted earnings per ordinary share in note 10 to the Group Financial Statements on page 164.

Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove System Fund revenue and expenses, the items of interest related to the System Fund as excluded in adjusted interest (above), change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments.

Management believes that adjusted earnings per share is a meaningful measure for investors and other users as it provides a more comparable earnings per share measure aligned with how management monitors the business.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	57

Strategic Report

Performance continued

Measure	Commentary

Net debt Net debt is included in note 23 to the Group Financial Statements.

Net debt is used in the monitoring of the Group’s liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group’s bank covenants and in maintaining an investment grade credit rating (see page 12 for further discussion). Net debt is used by investors and other users to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents.

Gross capital expenditure, net capital expenditure, free cash flow

The reconciliation of the Group’s statement of cash flows (i.e. net cash from investing activities, net cash from operating activities, accordingly) to the non-IFRS capital expenditure and cash flow measures are included on page 217.

These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG’s residual cash flow available for discretionary expenditures, nor do they reflect the Group’s future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Gross capital expenditure

Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments (see page 13 for a description of System Fund capital investments and recent examples).

Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs (key money). In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as either maintenance, recyclable, or System Fund. This disaggregation provides useful information as it enables users to distinguish between:

•  System Fund capital investments which are strategic investments to drive growth at hotel level;

•  recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term and are to drive the growth of the Group’s brands and expansion in priority markets; and

•  maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow.

Management believe gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure

Net capital expenditure provides an indicator of the capital intensity of IHG’s business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions. Net capital expenditure includes the inflows arising from any disposal receipts, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are re-charged to the System Fund, over the life of the asset (see page 13).

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other users with visibility of the cash flows which are allocated to long-term investments to drive the Group’s strategy.

58	IHG | Annual Report and Form 20-F 2019

Measure	Commentary

Free cash flow

Free cash flow is net cash from operating activities adjusted to exclude: (1) the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) maintenance capital expenditure (excluding contract acquisition costs); (3) the principal element of lease payments; and (4) payments of deferred or contingent purchase consideration included within net cash from operating activities.

In 2016, free cash flow was also adjusted for the cash receipt arising from the renegotiation of a long-term partnership agreement.

Management believe free cash flow is a useful measure for investors and other users, as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 214 to 220 and the glossary on pages 248 to 249.

The following definitions have been amended and the prior year comparatives restated accordingly:

•

The adoption of IFRS 16 ‘Leases’ (see pages 146 to 149 for further information) has impacted all but the revenue derived Non-GAAP measures. Prior year measures have therefore been restated to provide year on year comparability. The definitions of free cash flow and net debt have been amended following the adoption of IFRS 16:

–	Free cash flow: has been amended to include the principal element of lease payments, reflecting the non-discretionary nature of these lease payments.

–	Net debt: has been amended to include lease liabilities, providing consistency with metrics used by investors and rating agencies.

•

The application of constant currency which impacts underlying revenue, underlying operating profit and underlying fee revenue has been amended so that prior period results are now restated using current year exchange rates, rather than restating current year results at prior period exchange rates. Management considers this to be a simplified approach and provides consistency between underlying results and the associated revenue and operating profit from reportable segments from which they are derived.

•

Fee margin has been amended to exclude the results of the Group’s captive insurance company. Over the longer term, premiums are intended to match the expected claims, and as such these amounts are adjusted from the fee margin in order to provide a more comparable analysis of IHG’s year-on-year fee margin progression.

•

Adjusted earnings per ordinary share have been amended to exclude the change in fair value of contingent purchase consideration. Since the changes in fair value are prone to volatility and are not necessarily reflective of the performance of the Group, excluding these amounts provides a more comparable year-on-year measure for investors and other users, aligned to how management monitor the business.

•

Gross capital expenditure, net capital expenditure and free cash flow have been amended to adjust for payments of contingent and deferred purchase consideration, as applicable. As payments relate to prior year acquisitions the exclusion of these amounts provides a more representative year-on-year measure for investors and other users, aligned to how management monitor the business.

•	Net capital expenditure has been amended to treat repayment of contract acquisition costs consistently with how this is reported internally.

The following Non-GAAP measure has been removed:

•	Underlying earnings per ordinary share. This measure has been removed in order to rationalise the number of non-IFRS earnings per share measures.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	59

Strategic Report

Performance continued

Group

Group results

				12 months ended 31 December
	2019 $m	2018 Restated $m	2019 vs 2018 % change	2017 Restated $m	2018 vs 2017 % change
Revenue[a]
Americas	1,040	1,051	(1.0)	999	5.2
EMEAA	723	569	27.1	457	24.5
Greater China	135	143	(5.6)	117	22.2
Central	185	170	8.8	157	8.3
Revenue from reportable segments	2,083	1,933	7.8	1,730	11.7
System Fund revenues	1,373	1,233	11.4	1,242	(0.7)
Reimbursement of costs	1,171	1,171	–	1,103	6.2
Total revenue	4,627	4,337	6.7	4,075	6.4
Operating profit[a]
Americas	700	673	4.0	648	3.9
EMEAA	217	206	5.3	175	17.7
Greater China	73	70	4.3	53	32.1
Central	(125)	(117)	6.8	(102)	14.7
Operating profit from reportable segments	865	832	4.0	774	7.5
System Fund result	(49)	(146)	(66.4)	(34)	329.4
Operating profit before exceptional items	816	686	19.0	740	(7.3)
Operating exceptional items	(186)	(104)	78.8	4	(2700.0)
Operating profit	630	582	8.2	744	(21.8)
Net financial expenses	(115)	(96)	19.8	(91)	5.5
Fair value gains/(losses) on contingent purchase consideration	27	(4)	(775.0)	–	–
Profit before tax	542	482	12.4	653	(26.2)

Earnings per ordinary share
Basic	210.4¢	183.7¢	14.5%	276.7¢	(33.6)
Adjusted	303.3¢	293.2¢	3.4%	243.0¢	20.7%
Average US dollar to sterling exchange rate	$1:	$1:		$1:
	£0.78	£0.75	4.0	£0.78	(3.8)

Highlights for the year ended

31 December 2019

During the year ended 31 December 2019, total revenue increased by $290m (6.7%) to $4,627m, whilst revenue from reportable segments increased by $150m (7.8%) to $2,083m, primarily resulting from 5.6% rooms growth and the annualised benefit of an addition of a portfolio of hotels in the UK in mid-2018. Operating profit and profit before tax increased by $48m (8.2%) and $60m (12.4%) respectively, due in part to a $97m lower in-year System Fund deficit, partially offset by an $82m increase in operating exceptional items, driven by $131m impairment charges ($81m recognised in relation to the UK leased portfolio and $50m in relation to Kimpton management agreements) as described in note 13 to the Group Financial Statements and on pages 139 and 140. Operating profit from reportable segments increased by $33m (4.0%) to $865m.

Underlyingb revenue and underlyingb operating profit increased by $123m (6.5%) and $47m (5.8%) respectively.

Comparable RevPAR decreased by 0.3% (including a decrease in average daily rate of 0.4%). IHG System size increased by 5.6% to 883,563 rooms, whilst underlying fee revenueb increased by 2.0%.

Fee marginb increased by 0.8% percentage points to 54.1%.

Basic earnings per ordinary share increased by 14.5% to 210.4¢, whilst adjusted earnings per ordinary share increased by 3.4% to 303.3¢.

For discussion of 2018 results, and the changes compared to 2017, prior to the restatements of those years in 2019 to reflect the adoption of IFRS 16, refer to the 2018 Annual Report and Form 20-F.

The 2018 and 2017 results have been restated for IFRS 16 in the current year (see pages 146 to 149).

On a restated basis, profit before tax decreased by 26.2% from 2017 to 2018 (as previously reported: a decrease of 26.1%).

[a]

Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels. Greater China includes revenue and operating profit before exceptional items from fee business.

[b]	Definitions for Non-GAAP revenue and operating profit measures can be found on pages 55 to 59.
Reconciliations of these measures to the most directly comparable line items with the Group Financial Statements can be found on pages 214 to 216.

60	IHG | Annual Report and Form 20-F 2019

Accounting principles

The Group results are prepared under International Financial Reporting Standards (IFRS) and following the adoption of IFRS 16 ‘Leases’ the 2018 comparatives have been restated. The application of IFRS requires management to make judgements, estimates and assumptions, and those considered critical to the preparation of the Group results are set out on pages 139 to 140 of the Group Financial Statements.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this performance review are calculated after eliminating these exceptional items. An analysis of exceptional items is included in note 6 on page 158 of the Group Financial Statements.

Total gross revenue in IHG’s System

		12 months ended 31 December
	2019 $bn	2018 $bn	% change
Analysed by brand
InterContinental	5.1	5.1	–
Kimpton	1.4	1.3	7.7
HUALUXE	0.1	0.1	–
Crowne Plaza	4.3	4.5	(4.4)
Hotel Indigo	0.6	0.5	20.0
EVEN Hotels	0.1	0.1	–
Holiday Inn	6.3	6.5	(3.1)
Holiday Inn Express	7.3	7.1	2.8
Staybridge Suites	1.0	0.9	11.1
Candlewood Suites	0.9	0.8	12.5
Other	0.8	0.5	60.0
Total	27.9	27.4	1.8

Analysed by ownership type
Fee business	27.3	27.0	1.1
Owned, leased and managed lease	0.6	0.4	50.0
Total	27.9	27.4	1.8

Total gross revenue in IHG’s System increased by 1.8% (3.3% increase at constant currency) to $27.9bn, driven by a RevPAR decline of 0.3% more than offset by IHG System size growth.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	61

Strategic Report

Performance continued

Group continued

Total number of hotels

5,903

Total number of rooms

883,563

During 2019, the global IHG System (the number of hotels and rooms which are franchised, managed, owned, leased or managed lease) increased by 300 hotels (47,022 rooms) to 5,903 hotels (883,563 rooms).

Openings of 411 hotels (65,220 rooms) were 13.5% higher than in 2018. Openings in the Americas included 150 hotels (16,993 rooms) in the Holiday Inn Brand Family. 90 hotels (15,335 rooms) were opened in EMEAA in 2019, with the Greater China region also contributing openings of 88 hotels (23,764 rooms). 111 hotels (18,198 rooms) left the IHG System in 2019, compared to 107 hotels (17,877 rooms) in 2018.

[a]

Includes 46 Holiday Inn Resort properties (11,502 rooms) and 28 Holiday Inn Club Vacations properties (8,592 rooms), (2018: 45 Holiday Inn Resort properties (11,301 rooms) and 27 Holiday Inn Club Vacations properties (7,927 rooms)).

Group hotel and room count

		Hotels		Rooms
At 31 December	2019	Change over 2018	2019	Change over 2018
Analysed by brand
Six Senses	18	18	1,448	1,448
Regent	6	–	2,003	(2)
InterContinental	212	8	70,981	1,700
Kimpton	66	–	13,046	131
HUALUXE	9	1	2,710	375
Crowne Plaza	431	2	120,582	414
Hotel Indigo	118	16	14,574	1,825
EVEN Hotels	13	3	1,949	398
voco	12	10	4,293	3,762
Holiday Inn[a]	1,284	33	239,894	6,042
Holiday Inn Express	2,875	149	299,234	19,718
avid hotels	7	6	635	548
Staybridge Suites	300	24	32,633	2,416
Candlewood Suites	410	14	38,332	1,122
Other	142	16	41,249	7,125
Total	5,903	300	883,563	47,022

Analysed by ownership type
Franchised	4,870	255	614,974	37,995
Managed	1,007	42	262,253	8,687
Owned, leased and managed lease	26	3	6,336	340
Total	5,903	300	883,563	47,022

Total number of hotels in the pipeline

1,918

Total number of rooms in the pipeline

283,043

At the end of 2019, the global pipeline totalled 1,918 hotels (283,043 rooms), an increase of 59 hotels (12,095 rooms) on 31 December 2018. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

Group signings decreased from 691 hotels in 2018 to 623 hotels and rooms decreased from 98,814 rooms to 97,754 rooms. This included 295 hotels (43,856 rooms) signed for the Holiday Inn Brand Family, 42.6% of which were contributed by Greater China (108 hotels, 18,667 rooms).

Active management of the pipeline to remove deals that have become dormant or no longer viable reduced the pipeline by 153 hotels (20,439 rooms), compared to 125 hotels (15,669 rooms) in 2018.

[a]	Does not include three open hotels and one pipeline hotel that will be re-branded to voco.

[b]

Includes 29 Holiday Inn Resort properties (6,335 rooms) and one Holiday Inn Club Vacations property (110 rooms), (2018: 19 Holiday Inn Resort properties (5,229 rooms) and zero Holiday Inn Club Vacations properties (zero rooms)).

Group pipeline

		Hotels		Rooms
At 31 December	2019	Change over 2018	2019	Change over 2018
Analysed by brand
Six Senses	25	25	1,770	1,770
Regent	5	2	944	430
InterContinental	65	5	17,018	1,223
Kimpton	33	6	6,203	1,729
HUALUXE	22	1	6,180	81
Crowne Plaza	88	9	24,506	2,372
Hotel Indigo	101	9	15,148	2,070
EVEN Hotels	26	8	4,342	1,158
voco[a]	17	9	6,220	4,710
Holiday Inn[b]	275	(13)	52,909	(2,742)
Holiday Inn Express	754	(30)	95,874	(2,550)
avid hotels	207	36	19,068	3,257
Staybridge Suites	182	–	20,734	(115)
Candlewood Suites	91	(11)	8,186	(935)
Atwell Suites	10	10	1,000	1,000
Other	17	(7)	2,941	(1,363)
Total	1,918	59	283,043	12,095

Analysed by ownership type
Franchised	1,411	13	166,641	5,298
Managed	506	46	116,247	6,797
Owned, leased and managed lease	1	–	155	–
Total	1,918	59	283,043	12,095

62	IHG | Annual Report and Form 20-F 2019

Americas

“2019 was a year of growth for IHG’s largest region as we marked our highest number of new hotel openings in eight years. We also strengthened our established brands, drove continued growth of avid hotels including the first new property in Mexico, and launched the Atwell Suites brand, which now has projects signed across the US.”

Elie Maalouf

Chief Executive Officer, Americas

Americas revenue 2019 ($1,040m)

Americas number of rooms (524,647)

Comparable RevPAR movement on

previous year

(12 months ended 31 December 2019)

Fee business
InterContinental	0.7%
Kimpton	2.2%
Crowne Plaza	(1.6%)
Hotel Indigo	0.2%
EVEN Hotels	(5.3%)
Holiday Inn	(0.7%)
Holiday Inn Express	0.1%
Staybridge Suites	0.1%
Candlewood Suites	(1.1%)
All brands	(0.1%)

Owned, leased and managed lease
InterContinental	3.0%
EVEN Hotels	0.9%
Holiday Inn	6.2%
All brands	4.1%

Regional priorities

•	Strengthen our established brands through the adoption of the Formula Blue design for Holiday Inn Express and the introduction of new design prototypes for multiple other mainstream brands.

•	Deliver on our upscale and luxury proposition with growth across brands, including adding 17 hotels to our pipeline in 2019. We’re also looking forward to bringing Six Senses to the region, with locations coming soon to New York City and the Galapagos Islands.

•	Continue transformation of the Crowne Plaza brand with the Accelerate Ahead programme.

•	Continue momentum for avid hotels with new hotels opened across the US in 2019, the first property under construction in Mexico and more than 200 in the pipeline.

Industry performance in 2019

Industry RevPAR in the Americas increased by 1.0%, driven by 1.3% average daily rate growth that was partially offset by a 0.2ppt decline in occupancy. Occupancy levels remain high, falling just below the record set in 2018. Room demand grew 1.7%, a lower rate of growth than 2018. Supply growth remained broadly in line with 2018 at 2.0%.

US lodging industry room demand advanced 2.0% in 2019, whilst supply growth also increased 2.0%, remaining the highest it has been in ten years. US industry RevPAR increased by 0.9% in 2019, driven by average daily rate growth of 1.0%. RevPAR in the US upper midscale chain scale, where the Holiday Inn and Holiday Inn Express brands operate, declined by 0.2%, impacted by supply growth.

In Canada, industry RevPAR declined by 0.2%, driven by a 0.9ppt occupancy decline, and in Mexico, RevPAR declined by 5.1%, led by a 2.6% decline in average daily rate.

Regional highlights

Launch of Atwell Suites

•	Atwell Suites was created to target an estimated $18 billion industry segment which has grown by 70 percent over the last four years and is a complement to IHG’s established brands. The prototype for the all-suites hotel brand features 96 guest rooms with distinct zones for living and sleeping, public spaces such as a double-height, open lobby that suits guests’ transition from work to leisure, and inspiring food and beverage options.

•	Atwell Suites has received strong owner interest with 10 signings in Q4 2019. The first hotels are expected to begin construction in 2020 and open in 2021.

IHG’s regional performance in 2019

IHG’s comparable RevPAR in the Americas declined by 0.1%, driven by a 0.2ppt occupancy decline, impacted by lower group business, despite growth in average daily rate. The region is predominantly represented by the US, where comparable RevPAR declined by 0.2%. In the US, we are most represented by our mainstream brands Holiday Inn and Holiday Inn Express. RevPAR in our mainstream brands declined, due to increased supply in the upper midscale segment, whilst outperforming the segment overall. US RevPAR for the Holiday Inn Express brand increased by 0.4%, whilst the Holiday Inn brand declined by 1.1%.

Canada RevPAR declined by 1.4%, whilst Mexico RevPAR declined by 2.2%, led by occupancy declines.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	63

Strategic Report

Performance continued

Americas continued

Americas results

			12 months ended 31 December
	2019 $m	2018 Restated $m	2019 vs 2018 % change	2017 Restated $m	2018 vs 2017 % change
Revenue from the reportable segment[a]
Fee business	853	853	–	811	5.2
Owned, leased and managed lease	187	198	(5.6)	188	5.3
Total	1,040	1,051	(1.0)	999	5.2
Operating profit from the reportable segment[a]
Fee business	663	638	3.9	613	4.1%
Owned, leased and managed lease	37	35	5.7	35	–
	700	673	4.0	648	3.9
Operating exceptional items	(62)	(36)	72.2	37	(197.3)
Operating profit	638	637	0.2	685	(7.0)

Highlights for the year ended

31 December 2019

With 4,307 hotels (524,647 rooms), the Americas represented 60% of the Group’s room count. The key profit-generating region is the US, although the Group is also represented in Latin America, Canada, Mexico and the Caribbean. 89% of rooms in the region are operated under the franchise business model, primarily under our mainstream brands (including the Holiday Inn Brand Family). In the upscale market segment, Crowne Plaza is predominantly franchised whereas, in the luxury market segment, InterContinental-branded hotels are operated under both franchise and management agreements, whilst Kimpton is predominantly managed. 12 of the Group’s 16 hotel brands are represented in the Americas.

Revenue from the reportable segmenta decreased by $11m (1.0%) to $1,040m, whilst operating profit increased by $1m (0.2%) to $638m, impacted by a $26m increase in operating exceptional items. Operating profit from the reportable segment increased by $27m (4.0%) to $700m. On an underlyingb basis, revenue decreased by $9m (0.9%), as growth from net room additions was held back by $9m of one-off marketing assessments in the prior year, whilst underlying operating profit increased by $29m (4.3%), benefiting from a continued focus on maintaining an efficient cost base.

Revenue and operating profit from the reportable segment are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenueb remained in line with 2018 at $853m, partly impacted by adverse foreign exchangec ($2m), whilst fee business operating profitb increased by $25m (3.9%) to $663m, also partly impacted by adverse foreign exchangec ($2m).

Owned, leased and managed lease revenueb decreased by $11m (5.6%) to $187m, whilst operating profitb increased by $2m (5.7%) to $37m, benefiting from strong trading across a number of hotels and the mitigation of losses by business interruption insurance at one hotel. There was no material impact of foreign exchangec on either revenue or operating profit.

For discussion of 2018 results, and the changes compared to 2017, prior to the restatements of those years in 2019 to reflect the adoption of IFRS 16, refer to the 2018 Annual Report and Form 20-F.

The 2018 and 2017 results have been restated for IFRS 16 in the current year (see pages 146 to 149).

On a restated basis, operating profit decreased by 7.0% from 2017 to 2018 (as previously reported: a decrease of 7.1%).

[a]

Americas reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.

[b]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 55 to 59. Reconciliations of these measures to the most directly comparable line items with the Group Financial Statements can be found on pages 214 to 216.

[c]	The impact of movements between the previous year’s average exchange rates and actual average exchange rates in 2019.

64	IHG | Annual Report and Form 20-F 2019

Americas hotel and room count

		Hotels		Rooms
At 31 December	2019	Change over 2018	2019	Change over 2018
Analysed by brand
InterContinental	51	–	17,896	143
Kimpton	61	(3)	11,997	(310)
Crowne Plaza	149	(7)	39,875	(1,624)
Hotel Indigo	64	7	8,267	772
EVEN Hotels	13	3	1,949	398
Holiday Inn[a]	783	9	135,286	794
Holiday Inn Express	2,368	79	214,993	8,373
avid hotels	7	6	635	548
Staybridge Suites	283	22	30,244	2,212
Candlewood Suites	410	14	38,332	1,122
Other	118	16	25,173	2,090
Total	4,307	146	524,647	14,518

Analysed by ownership type
Franchised	4,008	155	465,265	15,163
Managed	292	(9)	57,160	(644)
Owned, leased and managed lease	7	–	2,222	(1)
Total	4,307	146	524,647	14,158
Percentage of Group hotel and room count	73.0	(1.3)ppt	59.4	(1.6)ppt

[a]

Includes 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations properties (8,592 rooms), (2018: 23 Holiday Inn Resort properties (6,184 rooms) and 27 Holiday Inn Club Vacations properties (7,927 rooms)).

Total number of hotels

4,307

Total number of rooms

524,647

Americas System size increased by 146 hotels (14,518 rooms) to 4,307 hotels (524,647 rooms) during 2019. 233 hotels (26,121 rooms) opened in the year, compared to 208 hotels (22,248 rooms) in 2018. Openings included 150 hotels (16,993 rooms) in the Holiday Inn Brand Family, representing 64.4% of the region’s hotel openings.

87 hotels (11,603 rooms) were removed from the Americas System in 2019, demonstrating our continued commitment to quality, compared to 76 hotels (9,579 rooms) in 2018.

Americas pipeline

		Hotels		Rooms
At 31 December	2019	Change over 2018	2019	Change over 2018
Analysed by brand
Six Senses	5	5	422	422
InterContinental	7	1	1,549	72
Kimpton	21	5	3,459	1,124
Crowne Plaza	5	(1)	1,093	(170)
Hotel Indigo	37	2	5,172	649
EVEN Hotels	15	5	1,866	570
Holiday Inn[b]	98	(28)	12,506	(3,546)
Holiday Inn Express	448	(51)	43,103	(4,517)
avid hotels	206	35	18,853	3,042
Staybridge Suites	162	(1)	16,874	(28)
Candlewood Suites	91	(11)	8,186	(935)
Atwell Suites	10	10	1,000	1,000
Other	16	(6)	2,779	(1,103)
Total	1,121	(35)	116,862	(3,420)

Analysed by ownership type
Franchised	1,077	(38)	109,986	(3,671)
Managed	44	3	6,876	251
Total	1,121	(35)	116,862	(3,420)

[b]

Includes three Holiday Inn Resort property (490 rooms) and one Holiday Inn Club Vacations property (110 rooms), (2018: one Holiday Inn Resort property (165 rooms) and zero Holiday Inn Club Vacations properties (zero rooms)).

Total number of hotels in the pipeline

1,121

Total number of rooms in the pipeline

116,862

At 31 December 2019, the Americas pipeline totalled 1,121 hotels (116,862 rooms), representing a decrease of 35 hotels (3,420 rooms) over the prior year. Signings of 305 hotels (32,956 rooms) were behind last year by 111 hotels (9,810 rooms). The majority of 2019 signings were within our mainstream brands including the Holiday Inn Brand Family (117 hotels, 12,982 rooms), our extended stay brands, Staybridge Suites and Candlewood Suites (61 hotels, 5,856 rooms) and avid hotels (53 hotels, 4,819 rooms), which continues to make good progress towards becoming IHG’s next brand of scale.

107 hotels (10,255 rooms) were removed from the pipeline in 2018 compared to 94 hotels (9,340 rooms) in 2018.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	65

Strategic Report

Performance continued

EMEAA

“2019 was another year of strong growth for EMEAA, setting new records for hotel openings and signings through the expansion of both our established and newer brands in high-potential markets. Our agile business unit model continues to bring our teams closer to market and deliver benefits for guests and owners.”

Kenneth Macpherson

Chief Executive Officer, EMEAA

EMEAA revenue 2019 ($723m)

EMEAA number of rooms (223,370)

Comparable RevPAR movement on

previous year

(12 months ended 31 December 2019)

Fee business
InterContinental	1.5%
Crowne Plaza	(0.6%)
Hotel Indigo	1.5%
Holiday Inn	(0.5%)
Holiday Inn Express	1.2%
Staybridge Suites	(3.9%)
All brands	0.3%

Owned, leased and managed lease
InterContinental	1.5%
Holiday Inn	2.6%
All brands	1.6%

Regional priorities

•	Accelerate levels of growth across both our core and newly expanded brand portfolio, with a focus on luxury, lifestyle and resorts and our new upscale brand voco.

•	Continue successful execution of our strategic plan in the UK and Germany, two economically mature markets where we are building on existing scale positions.

•	Further embed our EMEAA operating model, which is key to unlocking growth in some of the world’s most established and mature travel markets. Investment in General Manager talent programmes and recruitment.

•	Continue to embed Regent and Six Senses into a strengthened luxury offer in what is an important segment for EMEAA – home to 18 of the top 25 luxury travel destinations.

•	Continue to roll-out our Holiday Inn Open Lobby concept across Europe, as part of our strategic focus on improving guest satisfaction and owner returns through enhanced hotel designs.

Industry performance in 2019

Industry RevPAR in EMEAA increased by

2.0%, driven by 1.5% average daily rate growth. In Europe room demand grew 1.9% and average daily rate advanced 2.6%, resulting in RevPAR growth of 3.2%. UK industry RevPAR increased 0.4% driven by 0.8% average daily rate growth. UK room demand was up 2.0%, slower growth than last year due to Brexit concerns, while supply growth was up from last year at 2.4% growth. In Germany, industry RevPAR was up 1.2%, driven by 0.7% growth in average daily rate and a 3.1% increase in demand.

RevPAR declined 1.8% in the Middle East. Excluding Egypt, RevPAR declined 5.3% in the Middle East, as supply increased 6.1%. India saw RevPAR increase 4.1%.

Elsewhere in EMEAA, several major markets saw RevPAR declines in 2019, including Japan (0.2%), Australia (1.9%), and Thailand (5.9%), driven by occupancy declines.

Regional highlights

•	Achieved another year of strong growth, with net system size increasing 5.8% and a record 29.1k rooms signed, an 8.2% year-on-year increase. Holiday Inn Brand Family continues to be our engine of growth representing 45% of rooms openings.

•	Excellent response from owners for our new upscale brand voco, with 33 hotels (11.1k rooms) now open or signed within 18 months of the brand’s creation. Signed world’s largest voco (4.2k rooms) and opened first tower (1.9k rooms) in 2019; remainder in 2020.

•	Built great momentum for InterContinental, with 10 signings up 67% on the previous year and flagship openings in Lyon, Beppu, Maldives, Hayman Island and Phuket.

•	Relaunched flagship Crowne Plaza hotels in Paris and Hamburg.

•	Adoption of our Europe-wide Holiday Inn Open Lobby transformation programme by more than 90% of hotels.

IHG’s regional performance in 2019

EMEAA RevPAR grew 0.3%, driven by a 0.7ppt growth in occupancy. In the UK, where IHG has the largest regional presence, RevPAR increased 0.6%, led by growth in London of 2.5%. Germany achieved RevPAR growth of 2.2% driven by average daily rate and occupancy growth, whilst France declined by 0.7%, impacted by social unrest in Paris.

RevPAR in the Middle East declined 2.8%, due to increased supply. Excluding Egypt, RevPAR declined by 3.1%. India RevPAR grew 6.1% driven by average daily rate.

Japan RevPAR grew 1.2% driven by average daily rate whilst Australia RevPAR declined 1.2% due to oversupply in certain cities.

66	IHG | Annual Report and Form 20-F 2019

EMEAA continued

EMEAA results

			12 months ended 31 December
	2019 $m	2018 Restated $m	2019 vs 2018 % change	2017 Restated $m	2018 vs 2017 % change
Revenue from the reportable segment[a]
Fee business	337	320	5.3	294	8.8
Owned, leased and managed lease	386	249	55.0	163	52.8
Total	723	569	27.1	457	24.5
Operating profit from the reportable segment[a]
Fee business	202	202	–	167	21.0
Owned, leased and managed lease	15	4	275.0	8	(50.0)
	217	206	5.3	175	17.7
Operating exceptional items	(109)	(12)	808.3	(4)	200.0
Operating profit	108	194	(44.3)	171	13.5

Highlights for the year ended

31 December 2019

Comprising 1,126 hotels (223,370 rooms) at the end of 2019, EMEAA represented 25% of the Group’s room count. Revenues are primarily generated from hotels in the UK and gateway cities in continental Europe, the Middle East and Asia. The largest portion of rooms in the UK and continental Europe are operated under the franchise business model, primarily under our mainstream brands (Holiday Inn and Holiday Inn Express). Similarly, in the upscale market segment, Crowne Plaza is predominantly franchised, whereas, in the luxury market segment, the majority of InterContinental-branded hotels are operated under management agreements. The majority of hotels in markets outside of Europe are operated under the managed business model.

Revenue from the reportable segmenta increased by $154m (27.1%) to $723m and operating profit decreased by $86m (44.3%) to $108m, impacted by a $97m increase in operating exceptional items, whilst both included the benefit of $11m significant liquidated damages (2018: $7m). Operating profit from the reportable segmenta increased by $11m (5.3%) to $217m. On an underlying basisb, revenue increased by $112m (20.5%), and underlying operating profit increased by $19m (9.8%), driven by increases in net rooms supply and the annualisation of the UK portfolio transaction, that completed in July 2018.

Revenue and operating profit from the reportable segment are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenueb increased by $17m (5.3%) to $337m, partly impacted by adverse foreign exchangec ($8m), whilst fee business operating profitb remained in line with 2018 at $202m, but was also impacted by adverse foreign exchangec ($6m). Comparable RevPAR increased by 0.3%, driven by gains in occupancy.

Owned, leased and managed lease revenueb increased by $137m (55.0%) to $386m, due to the annualisation of the UK portfolio transaction, that completed in July 2018, and was partly impacted by adverse foreign exchangec ($7m). Owned, leased and managed lease operating profitb increased by $11m to $15m, (foreign exchangec impact $nil), driven by solid trading conditions outside the UK for a number of hotels and benefiting from partial usage of the IFRS 16 lease liability for the German lease hotels. Trading conditions in the UK in the second half of the year resulted in $17m of rental guarantee lease payments being charged against the IFRS 16 lease liability.

For discussion of 2018 results, and the changes compared to 2017, prior to the restatements of those years in 2019 to reflect the adoption of IFRS 16, refer to the 2018 Annual Report and Form 20-F.

The 2018 and 2017 results have been restated for IFRS 16 in the current year (see pages 146 to 149).

On a restated basis, operating profit increased by 13.5% from 2017 to 2018 (as previously reported: an increase of 13.8%).

[a]

EMEAA reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.

[b]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 55 to 59. Reconciliations of these measures to the most directly comparable line items with the Group Financial Statements can be found on pages 214 to 216.

[c]	The impact of movements between the previous year’s average exchange rates and actual average exchange rates in 2019.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	67

Strategic Report

Performance continued

EMEAA continued

EMEAA hotel and room count

		Hotels		Rooms
At 31 December	2019	Change over 2018	2019	Change over 2018
Analysed by brand
Six Senses	17	17	1,326	1,326
Regent	3	–	771	2
InterContinental	113	7	33,515	1,216
Kimpton	4	2	920	312
Crowne Plaza	186	4	46,411	152
Hotel Indigo	41	6	4,439	691
voco	12	10	4,293	3,762
Holiday Inn[a]	394	9	73,432	2,079
Holiday Inn Express	324	20	46,454	2,722
Staybridge Suites	17	2	2,389	204
Other	15	(2)	9,420	(195)
Total	1,126	75	223,370	12,271

Analysed by ownership type
Franchised	773	47	126,455	8,333
Managed	334	25	92,801	3,597
Owned, leased and managed lease	19	3	4,114	341
Total	1,126	75	223,370	12,271
Percentage of Group hotel and room count	19.1	0.3ppt	25.3	0.1ppt

[a]	Includes 17 Holiday Inn Resort properties (3,604 rooms), (2018: 16 Holiday Inn Resort properties (3,391 rooms)).

Total number of hotels

1,126

Total number of rooms

223,370

During 2019, EMEAA System size increased by 75 hotels (12,271 rooms) to 1,126 hotels (223,370 rooms). 90 hotels (15,335 rooms) opened in EMEAA in 2019, compared to 77 hotels (15,283 rooms) in 2018.

15 hotels (3,064 rooms) left the EMEAA System in the period, compared to 17 hotels (3,260 rooms) in the previous year.

EMEAA pipeline

		Hotels		Rooms
At 31 December	2019	Change over 2018	2019	Change over 2018
Analysed by brand
Six Senses	17	17	1,179	1,179
Regent	4	1	664	150
InterContinental	31	2	7,507	588
Kimpton	7	–	1,247	7
Crowne Plaza	35	1	9,415	399
Hotel Indigo	40	–	5,652	(109)
EVEN Hotels	–	(1)	–	(200)
voco[a]	17	9	6,220	4,710
Holiday Inn[b]	119	13	25,936	1,597
Holiday Inn Express	112	(2)	19,049	(105)
avid hotels	1	1	215	215
Staybridge Suites	20	1	3,860	(87)
Other	1	–	162	19
Total	404	42	81,106	8,363

Analysed by ownership type
Franchised	165	6	27,331	1,650
Managed	238	36	53,620	6,713
Owned, leased and managed lease	1	–	155	–
Total	404	42	81,106	8,363

[a]	Does not include three open hotels and one pipeline hotel that will be re-branded to voco.

[b]	Includes 18 Holiday Inn Resort properties (3,662 rooms), (2018: 10 Holiday Inn Resort properties (2,353 rooms)).

Total number of hotels in the pipeline

404

Total number of rooms in the pipeline

81,106

The EMEAA pipeline totalled 404 hotels (81,106 rooms) at 31 December 2019, representing an increase of 42 hotels (8,363 rooms) over 31 December 2018. Signings of 160 hotels (29,125 rooms), represented an increase of 27 hotels (2,207 rooms) from the prior year.

28 hotels (5,427 rooms) were removed from the pipeline in 2019, compared to 13 hotels (2,250 rooms) in the previous year.

68	IHG | Annual Report and Form 20-F 2019

Greater China

“2019 marked IHG’s 35th anniversary of operating in Greater China with 800 opened and pipeline hotels. We continue our growth strategy focusing on quality and disciplined execution to build an ‘in China for China’ business, leveraging the benefit of IHG’s expertise and global scale.”

Jolyon Bulley

Chief Executive Officer, Greater China

Greater China revenue 2019 ($135m)

Greater China number of rooms (135,546)

Comparable RevPAR movement on previous year

(12 months ended 31 December 2019)

Fee business
InterContinental	(4.6%)
HUALUXE	6.6%
Crowne Plaza	(4.9%)
Hotel Indigo	(8.1%)
Holiday Inn	(4.0%)
Holiday Inn Express	(4.7%)
All brands	(4.5%)

Regional priorities

•	Align the region’s development plans with the China Government’s 5 and 10 year plans to build and accelerate long-term growth in key target markets.

•	Accelerate Franchise growth across our mainstream and upscale brands based on a solid franchise owner offer and performance support operating foundation.

•	Continuous improvement in our portfolio of 10 brands in improving guest preference, delivering local brand experiences and a focus on hotel performance and optimising our owners’ return on investment.

•	Strengthen our IHG Rewards Club programme with localised member benefits, strategic partnership programmes and mobile-led digital solutions through well-established local digital platforms.

•	Continue our investment in talent and learning to attract people to our industry through the IHG Academy, grow future leaders and build competencies required to support our future growth.

Industry performance in 2019

Industry RevPAR in Greater China declined by 4.9% due to both average daily rate and occupancy declines. The rate of supply growth reduced compared with 2018 but weaker demand growth drove occupancy declines for the first time since 2015. Tier 1 cities RevPAR declined 5.3% led by a decline in average daily rate. Tiers 2, 3 and 4 also saw RevPAR declines. Tier 4 saw the largest increase in demand (5.4%) while tier 1 saw the smallest (0.0%). Demand in Mainland China was dampened by trade disputes and a broader economic slowdown, whilst ongoing unrest resulted in Hong Kong SAR RevPAR declining 25.7%. Macau SAR RevPAR marginally declined, with modest gains in average daily rate.

Regional highlights

•	Opened our 400th hotel in Greater China, with in-year milestones including our growth in Holiday Inn Express from 100 to 150 open hotels in just 18 months, opened our 100th Holiday Inn, and opened the first Kimpton Hotel and Restaurant in Asia Pacific, Kimpton Da’an Taipei.

•	Achieved record new hotel signings and openings, with over 800 open and pipeline hotels.

•	Announced the InterContinental Alliance with Sands Macao including The Venetian Macao, The Parisian Macao and the soon to be launched Londoner Hotel.

•	Launched partnerships with China Southern and regional digital and distribution partners.

•	Launched next generation People strategy that supports accelerated growth, the franchise model, and digital and technology roadmaps.

•	Recognition as a “Best Employer” for the eighth year in succession.

IHG’s regional performance in 2019

IHG’s regional comparable RevPAR in Greater China decreased by 4.5% in 2019, driven by a 4.7% decline in average daily rate, significantly impacted by political unrest in Hong Kong SAR with RevPAR declining 27.1%.

Mainland China outperformed the industry, with RevPAR decreasing only 0.6%, due to lower corporate and meetings business. RevPAR declined in Macau SAR by 1.3%.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	69

Strategic Report

Performance continued

Greater China continued

Greater China results

	12 months ended 31 December
	2019 $m	2018 Restated $m	2019 vs 2018 % change	2017 Restated $m	2018 vs 2017 % change
Revenue from the reportable segment[a]
Fee business	135	143	(5.6)	117	22.2
Total	135	143	(5.6)	117	22.2
Operating profit from the reportable segment[a]
Fee business	73	70	4.3	53	32.1
Operating exceptional items	–	(1)	–	–	–
Operating profit	73	69	5.8	53	30.2

Highlights for the year ended 31 December 2019

Comprising 470 hotels (135,546 rooms) at 31 December 2019, Greater China represented approximately 15% of the Group’s room count. The majority of rooms in Greater China operate under the managed business model.

Revenue from the reportable segmenta decreased by $8m (5.6%) to $135m and operating profit increased by $4m (5.8%) to $73m, both impacted by a reduction in significant liquidated damages to $nil (2018: $6m). Operating profit from the reportable segmenta increased by $3m (4.3%) to $73m. On an underlyingb basis, revenue increased by $3m (2.3%), and underlyingb operating profit increased by $10m (15.9%), driven by 17.5% net rooms growth and cost efficiencies partially offset by a 4.5% decline in comparable RevPAR, impacted by ongoing unrest in Hong Kong SAR.

For discussion of 2018 results, and the changes compared to 2017, prior to the restatements of those years in 2019 to reflect the adoption of IFRS 16, refer to the 2018 Annual Report and Form 20-F.

The 2018 and 2017 results have been restated for IFRS16 in the current year (see pages 146 to 149).

On a restated basis, operating profit increased by 30.2% from 2017 to 2018 (as previously reported: an increase of 30.8%).

[a]	Greater China reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for the fee business.

[b]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 55 to 59. Reconciliations of these measures to the most directly comparable line items with the Group Financial Statements can be found on pages 214 to 216.

70	IHG | Annual Report and Form 20-F 2019

Greater China hotel and room count

	Hotels		Rooms
At 31 December	2019	Change over 2018	2019	Change over 2018
Analysed by brand
Six Senses	1	1	122	122
Regent	3	–	1,232	(4)
InterContinental	48	1	19,570	341
Kimpton	1	1	129	129
HUALUXE	9	1	2,710	375
Crowne Plaza	96	5	34,296	1,886
Hotel Indigo	13	3	1,868	362
Holiday Inn[a]	107	15	31,176	3,169
Holiday Inn Express	183	50	37,787	8,623
Other	9	2	6,656	5,230
Total	470	79	135,546	20,233

Analysed by ownership type
Franchised	89	53	23,254	14,499
Managed	381	26	112,292	5,734
Total	470	79	135,546	20,233
Percentage of Group hotel and room count	8.0	1.0ppt	15.3	1.5ppt

[a]	Includes seven Holiday Inn Resort properties (1,895 rooms), (2018: six Holiday Inn Resort properties (1,726 rooms)).

Greater China pipeline

	Hotels		Rooms
At 31 December	2019	Change over 2018	2019	Change over 2018
Analysed by brand
Six Senses	3	3	169	169
Regent	1	1	280	280
InterContinental	27	2	7,962	563
Kimpton	5	1	1,497	598
HUALUXE	22	1	6,180	81
Crowne Plaza	48	9	13,998	2,143
Hotel Indigo	24	7	4,324	1,530
EVEN Hotels	11	4	2,476	788
Holiday Inn[b]	58	2	14,467	(793)
Holiday Inn Express	194	23	33,722	2,072
Other	–	(1)	–	(279)
Total	393	52	85,075	7,152

Analysed by ownership type
Franchised	169	45	29,324	7,319
Managed	224	7	55,751	(167)
Total	393	52	85,075	7,152

[b]	Includes eight Holiday Inn Resort properties (2,183 rooms), (2018: eight Holiday Inn Resort properties (2,711 rooms)).

Total number of hotels

470

Total number of rooms

135,546

The Greater China System size increased by 79 hotels (20,233 rooms) in 2019 to 470 hotels (135,546 rooms). 88 hotels (23,764 rooms) opened, our highest ever and 11 hotels (4,952 rooms) higher than 2018. Recent growth in the region has focused on tier 2 and 3 cities, which now represent approximately 54% of our open rooms. 70 Holiday Inn Brand Family hotels (14,130 rooms) were added in the year, compared to 47 hotels (9,090 rooms) in 2018.

9 hotels (3,531 rooms) were removed in 2019 compared to 14 hotels (5,038 rooms) in 2018.

Total number of hotels in the pipeline

393

Total number of rooms in the pipeline

85,075

At 31 December 2019, the Greater China pipeline totalled 393 hotels (85,075 rooms) compared to 341 hotels (77,923 rooms) at 31 December 2018. Signings (158 hotels, 35,673 rooms) were the highest ever, representing an increase of 22% (6,543 rooms) from the prior year. 108 hotels (18,667 rooms) were signed for the Holiday Inn Brand Family, including 76 franchised Holiday Inn Express hotels.

18 hotels (4,757 rooms) were removed from the pipeline in 2019, compared to 18 hotels (4,079 rooms) in 2018.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	71

Strategic Report

Performance continued

Central

Central results
	12 months ended 31 December
	2019 $m	2018 Restated $m	2019 vs 2018 % change	2017 Restated $m	2018 vs 2017 % change
Revenue	185	170	8.8	157	8.3
Gross costs	(310)	(287)	8.0	(259)	10.8
	(125)	(117)	6.8	(102)	14.7
Operating exceptional items	(15)	(55)	(72.7)	(29)	89.7
Operating loss	(140)	(172)	(18.6)	(131)	31.3

Highlights for the year ended 31 December 2019

Net operating loss decreased by $32m (18.6%) compared to 2018, driven by a $40m (72.7%) decrease in operating exceptional items. Central revenue, which mainly comprises technology fee income, increased by $15m (8.8%) to $185m, driven by IHG System size growth (5.6%) and partly impacted by adverse foreign exchangea ($2m). Gross costs increased by $23m (8.0%), driven by reinvestment of a substantial portion of growth investment funded by savings elsewhere in the business, also benefiting from the impact of $5m foreign exchangea.

Net operating loss before exceptional items increased by $8m (6.8%) to $125m, benefiting from the impact of $3m foreign exchangea, as an increase in central revenues was offset by continued investments in growth initiatives.

[a]	The impact of movements between the previous year’s average exchange rates and actual average rates in 2019.

Other financial information

System Fund

The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System, and hotel loyalty programme, IHG Rewards Club. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG over the longer term, although an in-year surplus or deficit can arise. The Fund is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

In the year to 31 December 2019, System Fund revenue increased by $140m (11.4%) to $1,373m. The primary driver was a favourable adjustment relating to a change in the actuarial assumptions around the ultimate rate of consumption of IHG Rewards Club points (‘breakage’) leading to increased revenue recognition year-over-year. The increase in non-loyalty revenue was driven by increased assessment fees and contributions from hotels, reflecting increased System size.

Reimbursement of costs

In the year to 31 December 2019, reimbursable revenue remained in line with 2018 at $1,171m.

Cost reimbursements revenue represents reimbursements of costs incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses has no impact on either our operating profit or net income.

Exceptional items

Pre-tax exceptional items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share as well as other Non-GAAP measures (see pages 55 to 59) in order to provide a more meaningful comparison of performance and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and restructuring costs (for more information see page 158).

2019 pre-tax exceptional items totalled a charge of $148m. The charge included: $28m relating to management’s best estimate of a settlement in respect of a lawsuit filed against the Group in the Americas region, together with the cost of an arbitration award made against the Group in the EMEAA region (see note 6 to the Group Financial Statements); $20m relating to reorganisation costs (see below); $131m arising from impairment charges further discussed below, the impact of which was partially offset by a corresponding fair value gain on contingent purchase consideration of $38m, and $7m relating to acquisition and integration costs arising from the Group’s recent acquisitions.

Impairment

Impairment of $131m comprises a $50m impairment on the Kimpton management agreements and an $81m impairment relating to the UK portfolio, comprising $49m related to goodwill and $32m related to right-of-use assets (see note 13 to the Group Financial Statements and pages 139 and 140 for further details). The impact of the impairment arising on the UK portfolio is partially offset by the fair value gain of $38m, see note 25 to the Group Financial Statements.

Reorganisation costs

In September 2017, the Group launched a comprehensive efficiency programme funding a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme is centred around strengthening the Group’s organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments.

The programme was completed in 2019. The programme is expected to realise c.$125m in annual savings by 2020, of which c.$75m will benefit the System Fund. These savings, primarily in administrative expenses, are planned to be reinvested as they are realised to accelerate medium-term revenue growth.

Costs incurred since 2017 to achieve these savings, including amounts charged to the System Fund, total $196m. The exceptional cost charged to the Group income statement in 2019 of $20m includes severance costs of $8m and consultancy fees of $6m.

72	IHG | Annual Report and Form 20-F 2019

Performance continued

Other financial information

Net financial expenses

Net financial expenses, which were restated for IFRS 16, increased by $19m to $115m and adjusted interest, as reconciled on page 164, increased by $18m to $133m. The increase is primarily due to interest on the €500m bond issued in November 2018, and related currency swaps.

Financial expenses included $63m (2018: $48m) of interest costs on the public bonds, which are fixed rate debt. Interest expense on lease liabilities was $41m (2018: $39m).

Fair value gains / losses on contingent purchase consideration

Contingent purchase consideration arose on the acquisitions of Regent, the UK portfolio and Six Senses (see note 25 to the Group Financial Statements). The net gain of $27m (2018: loss of $4m) comprises an exceptional gain of $38m in respect of the UK portfolio (see above), offset by a loss of $11m in respect of Regent. The total contingent purchase consideration liability at 31 December 2019 is $91m.

Taxation

The effective rate of tax on profit before exceptional items and System Fund was 24% (2018: 22%). Excluding the impact of prior year items, the equivalent tax rate would be 26% (2018: 24%). The effective rate is higher than the UK Corporation Tax rate of 19% (2018: 19%), due mainly to certain overseas profits (particularly in the US) being subject to statutory tax rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $20m (2018: credit of $27m). This predominantly included a current tax credit of $4m on reorganisation costs, a $6m deferred tax credit in respect of future tax relief available on litigation costs and a $12m deferred tax credit in respect of impairment and adjustments to contingent purchase consideration (see above).

Net tax paid in 2019 totalled $141m (2018: $68m). The 2019 tax paid was more than 2018 principally due to material amounts of tax recovered in 2018.

IHG pursues an approach to tax that is consistent with its business strategy and its overall business conduct principles. The approach seeks to ensure full compliance with all tax filing, payment and reporting obligations on the basis of communicative and transparent relationships with tax authorities. Policies and procedures related to tax risk management are subject to regular review and update and are approved by the IHG Audit Committee.

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

IHG’s contribution to the jurisdictions in which it operates includes a significant contribution in the form of taxes borne and collected, including taxes on its revenues and profits and in respect of the employment its business generates. IHG earns over 70% of its revenues in the form of franchise, management or similar fees, with over 80% of IHG-branded hotels being franchised. In jurisdictions in which IHG does franchise business, the prevailing tax law will generally provide for IHG to be taxed in the form of local withholding taxes based on a percentage of fees rather than based on profits. Costs to support the franchise business are normally incurred regionally or globally, and therefore profits for an individual franchise jurisdiction cannot be separately determined.

Dividends

The Board has proposed a final dividend per ordinary share of 85.9¢. With the interim dividend per ordinary share of 39.9¢, the full-year dividend per ordinary share for 2019 will total 125.8¢, an increase of 10% over 2018.

On 19 October 2018, the Group announced a $500m return of funds to shareholders by way of a special dividend and share consolidation. The special dividend (262.1¢ per ordinary share) was paid on 29 January 2019.

IHG pays its dividends in pounds sterling and US dollars. The sterling amount of the final dividend will be announced on 24 April 2020 using the average of the daily exchange rates for the three working days commencing 21 April 2020. See page 12 for details of IHG’s dividend policy.

Earnings per ordinary share

Basic earnings per ordinary share increased by 14.5% to 210.4¢ from 183.7¢ in 2018 whilst adjusted earnings per ordinary share increased by 3.4% to 303.3¢.

Share price and market capitalisation

The IHG share price closed at £52.08 on 31 December 2019, up from £42.49 on 31 December 2018. The market capitalisation of the Group at the year-end was £9.5bn.

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	73

Strategic Report

Performance continued

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

The Group is further financed by a $1.275bn revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral Facility) which mature in March 2022, under which $125m was drawn at 31 December 2019 (31 December 2018: $nil). The Syndicated and Bilateral Facilities contain the same terms and two financial covenants: interest cover; and net debt divided by operating profit before exceptional items, depreciation and amortisation and System Fund revenue and expenses. The Group is in compliance with all of the financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

The Group has started to review and plan for the expected discontinuation of LIBOR after 2021. The Group’s main exposure to LIBOR is the underlying reference rate in the Syndicated and Bilateral Facilities. The terms of this agreement will need to be renegotiated to address the discontinuation of LIBOR. The replacement of LIBOR with alternative reference rates is not expected to have a material impact on the group at this stage.

Additional funding is provided by other uncommitted bank facilities (see note 22 to the Group Financial Statements). In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements.

Borrowings included bank overdrafts of $87m (2018: $104m), which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position, with the most significant balances in the US, and the matching overdrafts are held by the Group’s central treasury company in the UK.

Net debt of $2,665m (2018: $1,965m restated) is analysed by currency as follows:

	2019 $m	2018 Restated $m
Borrowings
Sterling*	2,022	1,956
US dollar	721	620
Euros	44	37
Other	73	56
Cash and cash equivalents
Sterling	(25)	(479)
US dollar	(91)	(91)
Euros	(13)	(23)
Canadian dollar	(7)	(12)
Chinese renminbi	(17)	(58)
Other	(42)	(41)
Net debt	2,665	1,965
Average debt level	2,720	2,174

*	Including the impact of currency swaps.

Cash and cash equivalents include $16m (2018: $2m) that is not available for use by the Group due to local exchange controls.

Information on the maturity profile and interest structure of borrowings is included in notes 22 and 24 to the Group Financial Statements.

Information on the Group’s approach to allocation of capital resources can be found on pages 12 and 13.

The Group had net liabilities of $1,465m at 31 December 2019, (2018: $1,131m restated).

Cash from operating activities

Net cash from operating activities totalled $653m for the year ended 31 December 2019, a decrease of $56m on the previous year, reflecting an increase of $75m in tax paid.

Cash flow from operations is the principal source of cash used to fund the ongoing operating expenses, interest payments, maintenance capital expenditure and normal dividend payments of the Group. The Group believes that the requirements of its existing business and future investment can be met from cash generated internally, disposition of assets, and external finance expected to be available to it.

Cash from investing activities

Net cash outflows from investing activities increased by $296m to $493m, primarily reflecting the acquisition of Six Senses. Other movements in investing activities include property, plant and equipment refurbishment works involved in re-branding the UK portfolio hotels in 2019.

The Group had committed contractual capital expenditure of $197m at 31 December 2019, (2018: $137m restated), including $3m of commitments for leases.

74	IHG | Annual Report and Form 20-F 2019

Liquidity and capital resources continued

Cash used in financing activities

Net cash used in financing activities totalled $660m, which was $711m higher than 2018, primarily due to a cash outflow from the $500m special dividend paid in 2019, and the issue of the long-term bonds in 2018.

Off-balance sheet arrangements

At 31 December 2019, the Group had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contingent liabilities

Contingent liabilities include guarantees over the debt of equity investments of $55m and outstanding letters of credit of $33m. The Group may also be exposed to additional liabilities resulting from litigation and security incidents. See note 31 to the Group Financial Statements for further details.

Contractual obligations

The Group had the following contractual obligations outstanding as of 31 December 2019. See table opposite.

	Total amounts committed $m	Less than 1 year $m	1–3 years $m	3–5 years $m	After 5 years $m
Long-term debt obligations[a,b]	2,074	–	654	–	1,420
Interest payable[b]	315	58	114	73	70
Derivatives	70	7	16	17	30
Lease liabilities	3,857	97	188	121	3,451
Agreed pension scheme contributions	6	6	–	–	–
Capital contracts placed[c]	197	197	–	–	–
Deferred and contingent purchase consideration[d]	162	3	22	17	120
Total	6,681	368	994	228	5,091

[a]	Repayment period classified according to the related facility maturity date.

[b]	Excluding bank overdrafts.

[c]	See note 30 to the Group Financial Statements for futher details. Also includes $3m related to leases that have not yet commenced.

[d]	Relates to the acquisitions of Six Senses, the UK portfolio and Regent (see note 11 to the Group Financial Statements for further details).

IHG | Annual Report and Form 20-F 2019 | Strategic Report | Performance	75

Governance
Governance
78	Chair’s overview
79	Corporate Governance
79	Our Board and Committee governance structure
80	Our Board of Directors
82	Our Executive Committee
84	Board meetings
86	Director induction, training and development
86	Board effectiveness evaluation
88	Audit Committee Report
92	Corporate Responsibility Committee Report
93	Nomination Committee Report
94	Statement of compliance with the UK Corporate Governance Code
96	Directors’ Remuneration Report
96	Remuneration Committee Chair’s statement
99	At a glance
100	Remuneration at IHG – the wider context
101	Annual Report on Directors’ Remuneration
110	Directors’ Remuneration Policy

Regent Porto Montenegro, Montenegro

76	IHG | Annual Report and Form 20-F 2019

IHG | Annual Report and Form 20-F 2019 | Governance	77

Governance

Chair’s overview

At IHG, we recognise the critical role that strong corporate governance plays in achieving long-term sustainable success. Our purpose, culture, values and strategy are all underpinned by our commitment to conducting business responsibly. The Board oversees the long-term strategic aims of the Group and is responsible for the leadership of the Group, ensuring our actions are in keeping with the strong ethics and values that shape our culture and deliver long-term, sustainable value for all our stakeholders.

Focus areas and activities

During 2019, the Board monitored and reviewed progress against strategic and operational objectives, with particular focus on growth. The Board had regard to levels of risk taken and shareholder and stakeholder interests in its decision making.

The ongoing challenge of cybersecurity was a particular area of focus, with the Board engaging with, and receiving regular presentations and updates from, management on the Group’s approach to cybersecurity risk management. The Board also assessed the progress of the cybersecurity action plan put in place in 2018.

Culture and talent continued to feature prominently on the Board agenda, reflecting the Board’s belief that continuing to evolve our culture in support of our purpose, values and strategic objectives, and continuing to focus on diversity and the talent pipeline, is essential for the long-term success of the Group.

The Board recognises the importance of setting the tone of IHG’s culture. The Board’s engagement and dialogue with the Group’s workforce and other stakeholders was a further key area of focus during the year. The Board appointed a designated non-executive director to lead and coordinate its engagement with the workforce, approved an engagement plan, and actively engaged with employees through various forums (see pages 32 and 33 for further details).

Governance framework

The Board delegates certain responsibilities to the Audit, Corporate Responsibility, Nomination and Remuneration Committees to assist in ensuring that effective corporate governance pervades the business.

We have considered our governance framework in light of the evolving governance landscape and to ensure that our governance structure and processes align with the 2018 UK Corporate Governance Code and the Companies (Miscellaneous Reporting) Regulations 2018.

During the year, the composition of the Nomination Committee was reviewed and adjusted so that it now consists of only one representative from each of the Board Committees as well as the Senior Independent Non-Executive Director, allowing for more focused discussion on Board composition, performance and succession.

A key area of focus for the Audit Committee this year has been overseeing the external audit tender process and the ongoing assessment of the Group’s governance and risk control processes; the Corporate Responsibility Committee has been focused on the refresh of the Group’s Corporate Responsibility strategy and the delivery of ongoing targets; the Nomination Committee has been focused on the approach to Board engagement with the workforce, the composition (including diversity) of the Board and succession planning, and the continuing development of our diversity and inclusion framework; and the Remuneration Committee has been focused on developing a new Remuneration Policy and approval of the Colleague Share Plan.

Board culture and composition

We have a disciplined approach to Board composition and succession to ensure that we continue to have around the table the right mix of skills, experience, behaviours and knowledge as well as gender and geographical representation to add value as the Company pursues its strategic objectives.

In December 2019, we announced in this respect the appointment of Arthur de Haast as an independent Non-Executive Director. Previously a Senior Director of Jones Lang LaSalle Inc., Arthur brings more than 30 years’ experience of capital markets and the hotel and hospitality sectors. Arthur joined the Board with effect from 1 January 2020 and serves on the Remuneration and Corporate Responsibility Committees.

Training, development and Board performance review

The training and development needs of each Director continue to be reviewed regularly. During 2019, Directors received training on a variety of topics, further details of which can be found on page 86.

An external Board evaluation was carried out during the year. I am pleased to report that the key conclusion of the review was that the Board is well-functioning and operates effectively. Further details of the evaluation can be found on page 86. We also conducted another peer-to-peer Chair and Non-Executive Director assessment, where Directors provide structured feedback on each of their fellow Directors. Further details can be found on page 87.

Compliance and our dual listing

IHG continues to operate as a dual-listed company with a premium listing on the London Stock Exchange and a secondary listing on the New York Stock Exchange. As such, we are required to file an Annual Report in the UK and a Form 20-F in the US. To ensure consistency of information provided to both UK and US investors, we have again produced a combined Annual Report and Form 20-F. Our statement of compliance with the 2018 UK Corporate Governance Code (the Code) is located on pages 94 and 95. I am pleased to report that, during 2019, we complied in all material respects with all principles and provisions of the Code. A statement outlining the differences between the Group’s UK corporate governance practices and those followed by US companies can be found on page 240.

Looking forward

In 2020, the Board will continue to progress the actions arising from the external evaluation and we look forward to continuing to engage with, and foster our regard for the interests of, shareholders, the workforce and other key stakeholders. We see this as essential to building and maintaining a successful and sustainable business.

Patrick Cescau

Chair of the Board

17 February 2020

78	IHG | Annual Report and Form 20-F 2019

Corporate Governance

Our Board and Committee governance structure

We remain committed to maintaining the highest standards of corporate governance. Our governance framework is led and directed by the Board, which in turn delegates certain responsibilities to its Committees to support IHG’s purpose, values and strategy, as well as our commitment to conducting business responsibly.

The Board and its Committees

The Board establishes the Group’s purpose, values and strategy, and is responsible for promoting the long-term sustainable success of the Group. A number of key decisions and matters are reserved for the Board and are not delegated to management. The schedule of matters reserved was reviewed for the Board at the February 2020 Board meeting and is available on our website. The Board has responsibility for reviewing the means for the workforce to raise concerns in confidence and the reports arising from its operation, which was previously undertaken by the Audit Committee.

The Board is supported by its Principal Committees, namely the Audit Committee, Corporate Responsibility Committee, Nomination Committee and Remuneration Committee, to assist it in carrying out its functions, overseeing the delivery of strategic objectives and driving sustainable value for shareholders and considering the impacts on, and interests of, other stakeholders. Details of how the Board spent its time during 2019 can be found on pages 84 and 85.

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

More information on our Board and Committees is available on our website at www.ihgplc.com/investors under Corporate governance.

Board and Committee membership and attendance in 2019

Meetings
	Appointment date	Committee appointments	Board		Audit Committee	Corporate Responsibility Committee		Nomination Committee		Remuneration Committee
Total meetings held			7		5	3		6		6
Chair
Patrick Cescau[a]	01/01/13		7/7		–	–		6/6		–
Chief Executive Officer
Keith Barr	01/07/17		7/7		–	–		–		–
Executive Directors
Paul Edgecliffe-Johnson	01/01/14		7/7		–	–		–		–
Elie Maalouf	01/01/18		7/7		–	–		–		–
Senior Independent Non-Executive Director
Dale Morrison	01/06/11		7/7		5/5	–		6/6		6/6
Non-Executive Directors
Anne Busquet	01/03/15		7/7		5/5	3/3		2/6	[b]	–
Ian Dyson	01/09/13		7/7		5/5	–		2/6	[b]	6/6
Jo Harlow	01/09/14		7/7		–	–		6/6		6/6
Luke Mayhew	01/07/11		7/7		5/5	2/3	[c]	6/6		–
Jill McDonald	01/06/13		7/7		5/5	3/3		6/6		–
Malina Ngai	01/03/17		6/7	[d]	–	3/3		2/6	[b]	5/6	[d]

[a]

In principle the Chair attends all Committee meetings, and the full Board attends the relevant sections of the Audit Committee meetings when results, and risk management processes and controls are discussed and considered.

[b]

The composition of the Nomination Committee was adjusted during the year to comprise one member of each Board Committee and the Senior Independent Non-Executive Director. Accordingly Anne Busquet, Ian Dyson and Malina Ngai resigned from the Nomination Committee in July 2019.

[c]	Luke Mayhew was unable to attend a Corporate Responsibility Committee meeting due to prior engagement.

[d]	Malina Ngai was unable to attend a Board meeting and a Remuneration Committee meeting due to a prior commitment.

Board Committee membership key

Audit Committee member	Remuneration Committee member

Corporate Responsibility Committee member	Chair of a Board Committee

Nomination Committee member

IHG | Annual Report and Form 20-F 2019 | Governance | Corporate Governance	79

Governance

Corporate Governance continued

Our Board of Directors

Patrick Cescau

Non-Executive Chair

Appointed to the Board: 1 January 2013

Skills and experience: From 2005 to 2008, Patrick was Group Chief Executive of Unilever Group, having previously been Chair of Unilever PLC, Vice-Chair of Unilever NV and Foods Director, following a progressive career with the company, which began in France in 1973. Prior to being appointed to the board of Unilever PLC and Unilever NV in 1999, as Finance Director, he was Chair of a number of the company’s major operating companies and divisions, including in the US, Indonesia and Portugal. He was formerly a Senior Independent Director and Non-Executive Director of Pearson plc, Tesco PLC and International Airlines Group, and a Director at INSEAD.

Board contribution: Patrick has held board positions for more than 20 years in leading global businesses and brings extensive international experience in strategy, brands, consumer products, and finance. As Chair, Patrick is responsible for leading the Board and ensuring it operates in an effective manner, and promoting constructive relations with shareholders and wider stakeholders. As Chair of the Nomination Committee, he is responsible for reviewing and making recommendations on the Group’s leadership needs.

Other appointments: Patrick is a trustee of The Leverhulme Trust, Patron of the St Jude India Children’s Charity and Member of the TEMASEK European Advisory Panel.

Keith Barr

Chief Executive Officer (CEO)

Appointed to the Board: 1 July 2017

Skills and experience: Keith has spent more than 25 years working in the hospitality industry across a wide range of roles. He started his career in hotel operations and joined IHG in 2000. Since April 2011 he has been a member of IHG’s Executive Committee. Directly before being appointed CEO, Keith served as Chief Commercial Officer for four years. In this role, he led IHG’s global brand, loyalty, sales and marketing functions, and oversaw IHG’s loyalty programme, IHG® Rewards Club. Prior to this, Keith was CEO of IHG’s Greater China business for four years, setting the foundations for growth in a key market and overseeing the launch of the HUALUXE® Hotels and Resorts brand.

Board contribution: Keith is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Other appointments: Keith is a Non-Executive Director of Yum! Brands. He also sits on the Board of WiHTL (Women in Hospitality Travel & Leisure). Keith is a graduate of Cornell University’s School of Hotel Administration and is currently a member of the Dean’s Advisory Board for The School of Hotel Administration, Cornell SC Johnson College of Business.

Paul Edgecliffe-Johnson

Chief Financial Officer (CFO)

and Group Head of Corporate Strategy

Appointed to the Board: 1 January 2014

Skills and experience: Paul is a fellow of the Institute of Chartered Accountants and is a graduate of the Harvard Business School Advanced Management Programme. He was previously CFO of IHG’s Europe and Asia, Middle East and Africa regions, a position he held since September 2011. He joined IHG in August 2004 and has held a number of senior-level finance positions, including Head of Investor Relations, Head of Global Corporate Finance and Financial Planning & Tax, and Head of Hotel Development, Europe. Paul also acted as Interim CEO of the Europe, Middle East and Africa region (prior to the reconfiguration of our operating regions).

Board contribution: Paul is responsible, together with the Board, for overseeing the financial operations of the Group and for leading Group strategy.

Elie Maalouf

Chief Executive Officer, Americas

Appointed to the Board: 1 January 2018

Skills and experience: Elie was appointed CEO, Americas at IHG in February 2015 and has 20 years’ experience of working in major global franchise businesses. He joined the Group having spent six years as President and CEO of HMSHost Corporation, where he was also a member of the board of directors. Elie brings broad experience spanning hotel development, branding, finance, real estate and operations management as well as food and beverage expertise. Elie was Senior Advisor with McKinsey & Company from 2012 to 2014.

Board contribution: Elie brings a deep understanding of the global hospitality sector to the Board. He is responsible for business development and performance of all hotel brands and properties in the Americas region and has global responsibility for customer development, providing oversight of the Global Sales organisation, as well as our owner management and services strategy.

Other appointments: Elie is a member of the American Hotel & Lodging Association Executive committee of the Board, and the U.S. Travel Association CEO Roundtable. In addition, Elie serves as a member of the Global Advisory Council at the University of Virginia Darden School of Business and is a board member of the Atlanta Committee for Progress.

Dale Morrison

Senior Independent Non-Executive Director (SID)

Appointed to the Board: 1 June 2011

Skills and experience: Dale is a founding partner of TriPointe Capital Partners and subsequently Twin Ridge Capital, both private equity firms. Dale was previously President and CEO of McCain Foods Limited, President and CEO of Campbell Soup Company and Non-Executive Chair of Marlin 1 (holding company for Young’s Seafood International Holdings Ltd.).

Board contribution: Dale has over 10 years’ experience in sales and marketing positions, and over 25 years’ experience in general management, having held senior positions in the branded foods sector. Dale’s role as Senior Independent Non-Executive Director is fundamental to the successful operation of the Board.

Other appointments: Currently a Non-Executive Director of International Flavors & Fragrances Inc.

Anne Busquet

Independent Non-Executive Director

Appointed to the Board: 1 March 2015

Skills and experience: Anne began her career at Hilton International in Paris, before joining American Express Company in New York, where she held several executive positions and served for 23 years. Anne was also the CEO of Local and Media Services at InterActiveCorp.

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

80	IHG | Annual Report and Form 20-F 2019

Arthur de Haast

Independent Non-Executive Director

Appointed to the Board: 1 January 2020

Skills and experience: Arthur has held several senior roles in the Jones Lang LaSalle (JLL) group, where he is currently Chair of JLL’s Capital Markets Advisory Council, having previously acted as Chair and Global CEO of JLL’s Hotels and Hospitality Group. Arthur is also a former Chair of the Institute of Hospitality.

Board contribution: Arthur has more than 30 years’ experience in the capital markets, hotels and hospitality sectors, along with significant Board-level knowledge around sustainability.

Arthur serves on the Remuneration and Corporate Responsibility Committees.

Other appointments: Arthur is Chair of JLL’s Capital Markets Advisory Council, a member of JLL’s Global Sustainability Board, an Independent Non-Executive Director of Chalet Hotels Limited and a member of the Advisory Board of the Scottish Business School, University of Strathclyde, Glasgow.

Ian Dyson

Independent Non-Executive Director

Appointed to the Board: 1 September 2013

Skills and experience: Ian has held a number of senior executive and finance roles, including Group Finance and Operations Director for Marks and Spencer Group plc for five years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was CEO of Punch Taverns plc, Finance Director for the Rank Group Plc, a leading European gaming business, and Group Financial Controller and Finance Director for the hotels division of Hilton Group plc.

Board contribution: Ian has gained significant experience from working in various senior finance roles, predominantly in the retail, leisure and hospitality sectors. Ian became Chair of the Audit Committee on 1 April 2014, and, as such, is responsible for leading the Committee to ensure effective internal controls and risk management systems are in place.

Other appointments: Currently a Non-Executive Director and Chair of the Audit Committee of SSP Group plc, Senior Independent Non-Executive Director and Chair of the Audit Committee of ASOS plc and Senior Independent Non-Executive Director of Flutter Entertainment plc.

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

Other appointments: Currently a member of the Supervisory Board of Ceconomy AG and a Non-Executive Director of Halma plc and J Sainsbury plc.

Luke Mayhew

Independent Non-Executive Director

Appointed to the Board: 1 July 2011

Skills and experience: Luke served for 12 years on the Board of John Lewis Partnership plc, including as Managing Director of the Department Store division. Luke also spent five years at British Airways Plc and seven years at Thomas Cook Group plc in senior positions. He was also Chair of Pets At Home Ltd, a Non-Executive Director of WH Smith PLC and until recently Senior Independent Director of DFS Furniture plc.

Board contribution: Luke has over 40 years’ experience in senior roles and directorships in the branded service sector. As the designated Non-Executive Director for workforce engagement, he is responsible for leading on, and the consideration of, employee perspective in Board deliberations and for ensuring effective channels of feedback between IHG employees and the Board. Luke was the Remuneration Committee Chair at Brambles Limited from 2006 to 2014 and at IHG from July 2011 to September 2017.

Other appointments: Currently a trustee of BBC Children in Need and the National Youth Orchestra of Great Britain and a Governor of the Southbank Centre.

Jill McDonald

Independent Non-Executive Director

Appointed to the Board: 1 June 2013

Skills and experience: Jill started her career at Colgate-Palmolive Company, spent 16 years with British Airways Plc and has held a number of senior marketing positions in the UK and overseas. Jill was CEO UK and President for the North West Europe division for McDonald’s, and held a number of other senior roles in the company from 2006. From May 2015 until September 2017, Jill served as CEO of the Halfords Group plc. From 2017-2019, Jill served as Managing Director, Clothing, Home and Beauty, at Marks and Spencer plc.

Board contribution: Jill has over 30 years’ experience working with high-profile international consumer-facing brands at both marketing and operational level. As Chair of the Corporate Responsibility Committee, she is responsible for corporate responsibility objectives and strategy and approach to sustainable development.

Other appointments: Currently CEO of Costa Coffee.

Malina Ngai

Independent Non-Executive Director

Appointed to the Board: 1 March 2017

Skills and experience: Malina is CEO of A.S. Watson (Asia & Europe) Limited, and Group Chief Operating Officer of A.S. Watson Group, which is part of Hong Kong-based conglomerate CK Hutchison Holdings Limited. A.S. Watson is the world’s largest international health and beauty retailer with thirteen brands including Watsons, Superdrug, Savers, The Perfume Shop, Kruidvat, ICI Paris XL and ParknShop. In addition, Malina is Vice Chair of the Hong Kong Retail Management Association and was previously a member of the Board of Directors of the Hong Kong Sports Institute Limited.

Board contribution: Malina has over 20 years’ experience gained from working in senior positions in global organisations across a broad range of sectors, with particular understanding of consumer-facing branded companies and the role that technology and digital commerce play in transforming the consumer experience.

Other appointments: Currently CEO of A.S. Watson (Asia & Europe) Limited, Group Chief Operating Officer of A.S. Watson and Vice Chair of the Hong Kong Retail Management Association.

IHG | Annual Report and Form 20-F 2019 | Governance | Corporate Governance	81

Governance

Corporate Governance continued

Our Executive Committee

In addition to Keith Barr, Paul Edgecliffe-Johnson and Elie Maalouf, the Executive Committee comprises:

Claire Bennett

Global Chief Marketing Officer

Appointed to the Executive Committee:

October 2017 (joined the Group: 2017)

Skills and experience: Claire joined IHG with an in-depth knowledge of the hospitality industry having spent 11 years at American Express in a range of senior leadership roles across marketing, consumer travel and loyalty. In her tenure there, Claire was General Manager (GM), Global Travel and Lifestyle, where she led a team responsible for delivering luxury lifestyle services, and she held additional roles including GM for Consumer Loyalty, GM for US Consumer Travel, and Senior Vice President, Global Marketing and Brand Management. Claire has also held senior marketing positions at Dell, as well as finance and general management roles at PepsiCo/Quaker Oats Company, building significant expertise across technology, retail e-commerce, financial services, and travel and hospitality sectors.

Claire has been an Executive Board Member of the World Travel and Tourism Council (WTTC), served as a Board Member of Tumi Inc. and participated on multiple industry advisory boards. Claire is a Certified Public Accountant and holds an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University.

Key responsibilities: These include all aspects of brand design and commercial delivery, loyalty, partnerships, customer experience, and marketing execution.

Jolyon Bulley

Chief Executive Officer, Greater China

Appointed to the Executive Committee:

November 2017 (joined the Group: 2001)

Skills and experience: Prior to his appointment as CEO for Greater China, Jolyon was Chief Operating Officer (COO) for the Americas, leading the region’s operations for franchised and managed hotels, in addition to cultivating franchisee relationships and enhancing hotel operating performance. Jolyon has also served as COO for Greater China for almost four years, with oversight of the region’s hotel portfolio and brand performance, food and beverage brand solutions, new hotel openings and owner relations.

Jolyon joined IHG in 2001, as Director of Operations in New South Wales, Australia, and then held roles of increasing responsibility across IHG’s Asia-Pacific region. He became Regional Director Sales and Marketing for Australia, New Zealand and South Pacific in 2003, relocated to Singapore in 2005 and held positions of Vice President Operations South East Asia and India, Vice President Resorts, and Vice President Operations, South East and South West Asia. Jolyon graduated from William Angliss Institute in Melbourne with a concentration on Tourism and Hospitality.

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

In 2011, Yasmin was awarded a Companion of the Order of the Bath (CB) in the New Year’s honours list in recognition of her career in government communications. In addition, Yasmin sits on the Board of Trustees for the British Council, the UK’s international organisation for cultural relations and educational opportunities and is a Board member of the International Tourism Partnership.

Key responsibilities: She is responsible for all global communications activity, ensuring that it supports and enables IHG’s broader strategic priorities. This includes all external and internal activity, covering both corporate and brand communications, as well as leading IHG’s Corporate Responsibility strategy and key public affairs work.

Nicolette Henfrey

Executive Vice President, General Counsel and

Company Secretary

Appointed to the Executive Committee:

February 2019 (joined the Group: 2001)

Skills and experience: Nicolette joined IHG in 2001, and was appointed Deputy Company Secretary in August 2011, during which time she worked very closely with the Board, Executive Committee and wider organisation to ensure best-in-class delivery and compliance across our legal and regulatory areas. Nicolette is a solicitor and prior to joining IHG worked for Linklaters in London and Findlay & Tait (now Bowman Gilfillan) in South Africa. Nicolette was appointed as Company Secretary on 1 March 2019.

Key responsibilities: These include overseeing our approach to corporate governance, risk management, insurance, regulatory compliance, internal audit, legal and hotel standards.

82	IHG | Annual Report and Form 20-F 2019

Kenneth Macpherson

Chief Executive Officer, EMEAA

Appointed to the Executive Committee:

April 2013 (joined the Group: 2013)

Skills and experience: Kenneth Macpherson became CEO, EMEAA in January 2018. Kenneth was previously IHG’s CEO for Greater China, a role he held from 2013 to 2017. Kenneth has extensive experience across sales, marketing strategy, business development and operations. In addition to 12 years living and working in China, Kenneth’s career includes experience in Asia, the UK, France and South Africa. Before IHG, Kenneth worked for 20 years at Diageo, one of the UK’s leading branded companies. His senior management positions included serving as Managing Director of Diageo Greater China, where he helped to build the company’s presence and led the landmark deal to acquire ShuiJingFang, a leading manufacturer of China’s national drink, and one of the first foreign acquisitions of a Chinese listed company.

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

Ranjay has resigned as Chief Human Resources Officer with effect from the end of February 2020.

George Turner

Executive Vice President, Chief Commercial and

Technology Officer

Appointed to the Executive Committee:

January 2009 (joined the Group: 2008)

Skills and experience: George joined IHG in 2008 and spent over a decade as IHG’s EVP, General Counsel and Company Secretary, with responsibility for corporate governance, risk and assurance, legal, corporate responsibility and information security. He is a solicitor and qualified to private practice in 1995. Prior to joining the Group, George spent over 10 years with Imperial Chemical Industries PLC, where he held various key positions including Deputy Company Secretary and Senior Legal Counsel. In February 2019 George was appointed as Chief Commercial and Technology Officer, continuing as Company Secretary until 1 March 2019.

Key responsibilities: As EVP, General Counsel and Company Secretary, these included corporate governance, risk management, information security, insurance, regulatory compliance, internal audit, legal and hotel standards. As EVP, Chief Commercial and Technology Officer, these include global sales, distribution, revenue management, hotel and owner solutions, reservations and customer care, digital, information security and technology.

Changes to the Board and its Committees, and Executive Committee

Arthur de Haast	Arthur was appointed to the Board from 1 January 2020
Anne Busquet	Anne stepped down from the Nomination Committee in July 2019
Ian Dyson	Ian stepped down from the Nomination Committee in July 2019
Malina Ngai	Malina stepped down from the Nomination Committee in July 2019
Ranjay Radhakrishnan	Ranjay has resigned as Chief Human Resources Officer with effect from the end of February 2020

IHG | Annual Report and Form 20-F 2019 | Governance | Corporate Governance	83

Governance

Corporate Governance continued

Board meetings

The Chair and Company Secretary continue to operate a thorough two-tiered collaborative process for setting the Board agenda to ensure that the focus and discussion strikes the appropriate balance between short-term needs of the business and the longer-term. The Chair, CEO and Company Secretary also meet in advance of each Board and Committee meeting to finalise the agendas and ensure that sufficient time is allocated and in which order each matter is considered. The Company Secretary maintains an annual agenda schedule for Board meetings that sets out strategic and operational matters to be considered. Board papers are circulated to all Board members at least one week in advance of each meeting, to ensure that Directors have sufficient time to fully prepare for the meetings and ensure that effective, focused and relevant discussions take place. Each Board meeting begins with an update from the Chair and CEO, and the CFO then provides a review of the Group’s financial performance. Executive Committee members and other members of senior management present updates and ‘deep-dives’ on key initiatives and developments throughout the year, including functional, market and brand reviews, enabling all Directors to engage with senior management, have a strong understanding of Group operations, challenges and successes and contribute to strategic discussions.

The Board continues to receive presentations in the less formal context of pre-dinner meetings, scheduled the day before Board meetings, and invites external experts to provide ‘outside-in’ perspectives. This year the Board discussed the Greater China market and consumer and technology trends with external experts.

The Board held seven scheduled meetings during the year, and individual attendance is set out on page 79. All Directors are expected to attend all Board meetings and relevant Committee meetings unless they are prevented from doing so by prior commitments, illness or a conflict of interest. If Directors are unable to attend Board or Committee meetings, they are sent the relevant papers and asked to provide comments to the Chair of the Board or Committee in advance of the meeting so that their comments can be duly considered.

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

During 2019, the Board focused on strategic and operational matters, corporate governance, investor relations and risk management. Board papers expressly reference the relevant stakeholder considerations and the interests of key stakeholders were considered throughout discussions. The Board is committed to maintaining an active and effective dialogue with all of our key stakeholders, as well as taking their interests into consideration in our decision making. Details of the Board’s engagement with the Group’s employees (pursuant to the ‘Voice of the Employee’ approach approved by the Board during the year) is set out on pages 32 and 33. Information in relation to our regard for the environment and local communities is provided on pages 34 and 35. Details of our engagement with suppliers, hotel owners and guests are included on pages 38 to 40, and information about our engagement with shareholders and investors is on pages 36 and 37.

The key focus areas for the Board during 2019 are outlined below:

	Area of discussion	Discussion topic
Strategic and operational matters	Accelerating our growth	Regular updates were received on progress against key strategic initiatives, including ongoing refinement of IHG’s operating model and key processes, benefit realisation, and risk management.

	Strategic initiatives	Consideration of merger and acquisition activity, including the acquisition of the Six Senses brand and business. In considering the acquisition, the Board had regard to the value proposition for our owners and our guests and for shareholders and reviewed the conclusions of the due diligence across a number of areas, including in relation to employees, human rights and the environment.

	Operating regions	Operating performance, competitive positioning, and outlook and strategy for all regions, including progress against KPIs, were reviewed at each Board meeting. Deep-dive sessions on strategy, performance, risks and opportunities in each region including key market development opportunities were presented during the year. Hotel lifecycle management, with a particular focus on the Group’s owner proposition, was also considered.

	Commercial delivery	Review of long-term channels and sales strategy and the plans for omnichannel revenue delivery, digital experiences, and data enterprise capabilities.

	Brands	Brand performance and initiatives for all brands, including approving the launch of Atwell Suites and monitoring the integration and delivery of the voco, avid, Regent and Six Senses brands. In considering the Atwell Suites brand, the Board took into account the brand proposition for guests and for our owners, including, for example, owner cost to build.

	Our people and culture	The Board reviewed and adopted a ‘Voice of the Employee’ plan designed to strengthen the understanding of employee engagement and the impact of business proposals on employees, where relevant. Following such adoption, the Board reviewed various employee feedback channels, and members of the Board actively engaged with employees at various meetings and forums. Further information is set out on pages 28 and 32 to 33.

	Finance	In addition to approving the budget, review of the Group’s funding and liquidity position. In approving the budget, the Board considered a number of factors, including long-term viability, employee considerations, the need for investment in our business and the expectations of shareholders.

84	IHG | Annual Report and Form 20-F 2019

	Area of discussion	Discussion topic

Corporate governance	Updates from each of the Board Committees	Details of Committee activities during 2019 can be found on pages 88 to 93 and 96 to 117.

	Confidential Disclosure Channel Reports	Having assumed responsibility for overseeing the Group’s Confidential Disclosure Channel, the Board received reports of confidential matters disclosed.

	Quarterly corporate governance and regulatory updates, including reviews of regulatory developments and any upcoming legislative changes affecting the business, the Board and/or its Committees	Internal quarterly updates are provided to the Board covering key regulatory and corporate governance developments in areas such as audit reform, the role of the Board in cyber risk, remuneration trends, and ESG considerations, and how the Group is responding.

	Year-end matters, including the Annual Report and Form 20-F	Details of the review process of the Annual Report and Form 20-F can be found on page 88.

	Board effectiveness evaluation	Details of the process and outcome of the external Board effectiveness review can be found on page 86.

Risk management	Cybersecurity	Presentations and updates were received on cybersecurity, including the overall threat landscape, IHG’s multi-year plan to enhance security capability, and the status of 2019 initiatives. The Board further considered the approach to cybersecurity risk management, key risk areas, and enhanced governance, including approval of an updated information security governance policy.

	Internal controls and risk management systems, our risk appetite and our global insurance programme	Regular updates were received on internal controls, risk management systems, principal and emerging risks, our risk appetite and global insurance programme. Reports on risk topics were delivered by the Chair of each Committee.

	Terms of Reference for each Board Committee	Changes to the composition and Terms of Reference of the Nomination Committee were considered and approved during the year. The Terms of Reference for all Committees and the Matters Reserved for the Board can be found on our website.

Investor relations and communications	Updates on investor perceptions and shareholder relations, consideration of analysts’ reports and media updates	The Board receives a regular report outlining share register movement, relative share price performance, Investor Relations activities and engagement with shareholders. The Board also considered feedback from the regular investor and analyst perception survey as well as individual meetings with investors.

	Global communications updates	The Board receives a regular report on global communications covering areas including the changing external landscape, trends on consumption of information, communications priorities, activity across key regions, our brands, people, and owners.

	Review and approval of shareholder returns strategies for 2019	During the year, the Board considered and, after taking into account stakeholder interests, distributable reserves and long-term success of the Company, recommended two dividends.

	Preparations for the AGM	Details of the 2020 AGM can be found on page 36.

Annual Strategy Meeting – June 2019

The 2019 Annual Strategy Meeting was held in New York and the Board undertook a detailed review of the performance and achievements of the business in the broader context of the changing competitive environment, as well as completing an assessment of the key strategic choices and priorities required to deliver long-term success for the Group. Members of the Executive Committee attended and discussed with the Board various topics, including hospitality market dynamics, IHG’s brand portfolio and loyalty strategy, market opportunities and choices, and opportunities for investment in capabilities and platforms in areas such as distribution and channels, loyalty, and owner and hotel lifecycle. The Board received updates on the Group’s People and Culture roadmap and its Corporate Responsibility strategy. Board members also had the opportunity to engage directly with our owners at a reception hosted at the InterContinental Times Square hotel as part of the NYU International Hospitality Industry Conference.

Each Board member received a full briefing in advance of the Annual Strategy Meeting to ensure they had the time to reflect on the key information ahead of engaging in the discussions at the meeting.

IHG | Annual Report and Form 20-F 2019 | Governance | Corporate Governance	85

Governance

Corporate Governance continued

Director induction, training and development

New Director inductions

All new Directors, upon appointment, undergo a comprehensive and formal induction programme which is tailored to meet their individual needs. We believe this is crucial to ensure our Directors have a full understanding of all aspects of our business and familiarity with the Group’s purpose, culture and values, to ensure they are able to contribute effectively to the Board.

A tailored induction plan was prepared for Arthur de Haast in advance of his appointment to the Board from 1 January 2020. This includes:

•	Information on the Group’s purpose, culture, values and strategy, including its business model, brands and the markets in which it operates;

•	An overview of how the Group generates value for its shareholders, has regard for its stakeholders and the environment and how it contributes to wider society;

•	Our approach to internal controls and our risk management strategy;

•	Information on the Board, its Committees and IHG’s governance processes, with a particular focus on the Remuneration and Corporate Responsibility Committees in light of Arthur’s appointment to these Committees;

•	A reminder of the rules relating to maintaining the confidentiality of inside information and restrictions in dealing in IHG shares, together with a briefing on the policies and procedures IHG has in place to ensure compliance with such rules;

•	Meetings with members of the Board and the Executive Committee, senior management from functions across the Group, the external Auditor and other key external advisors; and

•	Visits to IHG hotels across our brands, meeting owners and spending time with our General Managers.

Ongoing Director training and development

We understand the importance of an ongoing training programme for Directors to enable them to fully understand the Group’s business and operations in the context of the rapidly developing environment in which it operates. The Chair continues to review the training and development needs with each Director on a regular basis and the Board is made aware of training opportunities.

Board and Committee meetings are regularly used to update Directors on developments in the environment in which the business operates and in-depth presentations are provided on key topical areas. The Company Secretary provides regular updates on regulatory, corporate governance and legal matters and Directors are able to meet individually with senior management if necessary. Focus trends and areas in 2019 included audit reform and environmental, social and governance (ESG) considerations, as well as cybersecurity developments. Directors are also encouraged to attend external training events to update their skills and knowledge.

Board meetings continue to be held at IHG hotels around the world to provide first-hand experience of our different brands. We believe that this opportunity to meet our workforce, suppliers and owners across the business broadens the Board’s understanding of the markets in which we operate. In 2019, Board members attended Board and Committee meetings at the InterContinental® London Park Lane and the Kimpton Fitzroy Hotel London in the UK, the Barclay InterContinental Hotel in New York, USA as well as meetings at the Group’s head offices in Denham, UK. Directors are also encouraged to continue to visit hotels across our brands on an informal basis.

Board effectiveness evaluation

External evaluation

Following an internal evaluation in 2018, in 2019 the Board undertook a full external evaluation. The Nomination Committee considered proposals for the conduct of the evaluation and recommended to the Board that the evaluation be carried out by Mr. Christopher Saul of Christopher Saul Associates. As Mr. Saul and the Chair both serve as Board members of The Leverhulme Trust, the Chair excluded himself from the decision to appoint Mr. Saul, who has no other connection with the Company or the Directors.

Mr. Saul met with the Chair and the Company Secretary to devise a detailed evaluation process, which comprised:

•	Reviewing the Terms of Reference for the Board and each of its Committees, minutes of Board and Committee meetings for the previous two years, various Board papers and notes from the Chair’s discussions with large shareholders;

•	Individual face-to-face interviews with each Board member, covering Board dynamics and culture; Board focus and discussion; Board processes; Board engagement with management, performance and strategy and areas for improvement;

•	Face-to-face interviews with the General Counsel and Company Secretary and other members of the Executive Committee and senior risk, finance and HR management, as well as key external advisers (including the external audit partner); and

•	Attendance at, and observation of, Board and Committee meetings held in October 2019.

The review’s findings and recommendations were reported to and discussed by the Board and its Committees in December 2019.

Overall, the review concluded that the Board is well-led and operates effectively to high standards of professionalism. It found that the Board Committees are well integrated into the Board decision-making process and that the relationship between the Executive and Non-Executive Directors is constructive. The Nomination Committee is also effectively overseeing Board composition and succession.

The review identified some areas where changes could appropriately be made and the Board agreed to take the actions outlined on the following page, recognising the benefits of continuous improvement:

86	IHG | Annual Report and Form 20-F 2019

Area for focus	Actions agreed

Board processes, dynamics and engagement with management:

•  revising the cadence of meetings over the year and re-shaping the meeting agendas to allow (i) for extended discussion of key strategic and operational initiatives and (ii) the CEO to engage more with Non-Executive Directors.

•  further enhancing and streamlining the information provided to the Board to include more forward-looking information.

The number of Board meetings for 2020 will be reduced from seven to six face-to-face meetings (with more time allowed for each meeting), and two CEO Board update calls focusing on operational and performance matters will be added.

The balance between time spent on updating the Board and discussion items will be reviewed to ensure that there is continued appropriate distribution between providing the Board with essential information and allowing time for Board in-depth discussion and debate.

More time will be allocated for the CEO to meet alone with Non-Executive Directors in an informal environment outside the full Board meeting, in addition to the private sessions with the CEO on the agenda.

The information pack provided to the Board in advance of meetings will be reviewed and revised as appropriate to ensure there is sufficient key trend data and balance between performance to date and forward-looking information.

The Directors will continue to suggest agenda items for deeper dive consideration and the Chair and Company Secretary will continue to set the agenda to ensure that sufficient time is dedicated to key strategic and operational projects and priorities and the meeting cadence allows for appropriate discussion.

Board Committees:

•  revising the Terms of Reference of the Committees to avoid the overlap in remit, particularly around Diversity and Inclusion and Voice of the Employee.

•  refreshing the approach to agenda items for Audit Committee meetings, given the broad scope of its remit.

The Terms of Reference of the Nomination and Corporate Responsibility Committees have been amended so that from 1 March 2020, the Nomination Committee will continue to lead the process for Board composition, appointments and succession planning, while the Corporate Responsibility Committee (which is to be renamed the Responsible Business Committee) shall assume responsibility for overseeing the Group’s Diversity and Inclusion agenda and the Board’s engagement with the Group’s workforce.

The Audit Committee agendas will be evaluated to ensure that the pre-read information pack and agenda items allow for an improved balance between areas for discussion and regular routine updates.

Directors’ performance evaluation

In addition to the external Board evaluation process outlined above, internal performance evaluations of Directors were undertaken during 2019 in order to enhance the accountability and effectiveness of each Director. Feedback was collected for each Director’s peer review by the Chair and the SID through an interview format, combining structured interview questions and a more open-ended discussion. Board members were asked to provide comments on their fellow Directors’ preparedness, contribution, strengths and weaknesses, industry and company understanding and opportunity for development.

The summary of the feedback was reviewed by the Chair and the SID before being communicated to each Director.

The assessment of the performance of the Chair was led by the SID. The Chair’s evaluation consisted of interviews with the Non-Executive Directors, together with feedback provided by Mr. Saul as part of the external evaluation detailed above. The evaluation focused on:

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

The length of tenure of Non-Executive Directors continues to be reviewed as part of the Directors’ performance evaluation process. Dale Morrison and Luke Mayhew have served on the Board for more than eight years, and accordingly they were subject to particular review. It was concluded that each Director continues to contribute effectively and to demonstrate commitment to the role including devoting the necessary time. Given the tenure of some Directors, it was noted that succession planning would be a particular focus area for the Board and the Nomination Committee in 2020.

Directors’ additional appointments and time commitments also form part of the internal performance evaluation process. Any potential additional appointments are thoroughly discussed with the Chair before being accepted, with the time commitment required for each role being carefully assessed. During 2019, particular consideration was given to Jill McDonald and Malina Ngai’s commitments in light of their appointments to new roles. It was concluded that their additional appointments should not adversely impact their performance, but should enhance their ability to provide constructive challenge and strategic guidance.

IHG | Annual Report and Form 20-F 2019 | Governance | Corporate Governance	87

Governance

Corporate Governance continued

Audit Committee Report

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

The ToR are available at www.ihgplc.com/investors under Corporate governance.

The Committee’s key responsibilities and focus over the year have been:

•	Regular reviews of the Group’s information security risks and controls, including review and recommending to the Board for approval of the Group’s Information Security Governance Policy;

•	Reviewing, challenging and ensuring accurate financial and narrative reporting, including reviewing the Annual Report and Form 20-F and assessing the Group’s approach to accounting for acquisitions, System Fund accounting as well as the implementation of the IFRS 16 standard;

•	Reviewing and assessing the robustness of the Group’s internal control and risk management systems and reviews of specific principal risk areas including the approach to strategic supplier management, System Fund accounting, and hotel safety and security;

•	Overseeing the relationship with and appraisal of the Group’s external Auditor, including regular analysis of audit and non-audit services;

•	Overseeing the external audit tender process; and

•	Monitoring and reviewing the role of Internal Audit.

Membership and attendance at meetings

Details of the Committee’s membership and attendance at meetings are set out on page 79. The CFO, Group Financial Controller, Head of Risk and Assurance and our external Auditor, Ernst & Young LLP (EY), attended all meetings in 2019. Other attendees are invited to meetings as appropriate; and the CEO and all other Directors attended Committee meetings where the principal risks and risk management systems and the approval of financial reporting were considered and discussed. The Committee continues to hold private sessions with the internal and external Auditors without the presence of management to ensure that a culture of transparency is maintained. The Committee Chair continues to have recent and relevant financial experience and all members of the Committee are Independent Non-Executive Directors. In accordance with the Code, the Board also considers that the Committee as a whole possesses competence relevant to the Company’s sector, having a range of financial and commercial experience in the hospitality industry and the broader commercial environment in which we operate. Further details of the skills and experience of the Board can be found on pages 80 to 81.

Reporting to the Board

Following each Committee meeting, the Committee Chair updates the Board on key issues discussed. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where necessary.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board. During 2019, the Committee was also reviewed as part of the external Board evaluation process where it was concluded that the Committee remains effective (see page 86). As Chair, given the broad scope of the Committee’s remit, I will continue to monitor the balance between areas for discussion and regular routine updates.

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

The Committee recognises the importance of understanding changes in accounting policies and practice, and continues to receive an annual update from EY on key changes in this area. In 2019, the Committee continued its review of the implementation of IFRS 16 ‘Leases’ and reviewed and recommended approval of the restatement of the 2018 Financial Statements for its adoption.

The Committee continued to seek input and guidance from the external Auditor where appropriate to gain further assurance over the process of preparation of the Financial Statements. In addition, the Committee received regular reports from the Chair of the Disclosure Committee and copies of all minutes of that Committee were circulated to the Committee.

The Committee received early drafts of the Annual Report and Form 20-F 2019 (Annual Report), and when providing comments considered: (i) the process for preparing and verifying the Annual Report, which included review by members of the Executive Committee and input from senior employees in the Operations, Strategy, Human Resources, Finance, Risk and Assurance and Legal teams; (ii) a report from the Chair of the Disclosure Committee; and (iii) the checklist prepared by the Annual Report team confirming compliance with the relevant regulatory requirements.

The Committee also considered management’s analysis of how the content taken as a whole, was ‘fair, balanced and understandable’, and whether it contained the necessary information for shareholders to assess the Group’s position and performance, business model and strategy. In order to reach this conclusion, a dedicated project team worked on the contents of the Annual Report and a detailed verification process to confirm the accuracy of the information contained within the Annual Report was undertaken by the Financial Planning and Analysis department. The Committee then considered both the structure and content of the Annual Report to ensure that the key messages were effectively and consistently communicated and that meaningful links between the business model, strategy, KPIs, principal risks and remuneration were clearly identified throughout the Annual Report. The Committee specifically considered the Non-GAAP measures which have been enhanced to improve both the clarity of the descriptions and the explanation of the usefulness of the measures to different stakeholder groups.

Following a review of the contents of the Annual Report alongside the aforementioned criteria, the Committee reported its recommendation to approve the Annual Report to the Board.

88	IHG | Annual Report and Form 20-F 2019

During the year, the Group was selected by the Financial Reporting Council (FRC) for inclusion in a thematic review of companies’ disclosures following the first full year of adoption of IFRS 15 ‘Revenue from Contracts with Customers’. Following completion of the FRC enquiries, we have provided additional disclosures in this Annual Report and Form 20-F relating to the accounting policy for technology fee income and the judgements involved in the accounting for the System Fund.

Significant matters in the 2019 Financial Statements

The Committee discussed with management and the Auditor the key judgements applied in the Financial Statements, the exceptional items arising in the year and the impact of any accounting developments or legislative changes. The main items discussed are outlined below.

Area of focus	Issue/Role of the Committee	Conclusions/Actions taken

Accounting for IHG Rewards Club	Accounting for IHG Rewards Club requires significant use of estimation techniques and represents a material deferred revenue balance. Accordingly, the Committee reviews the controls, judgements and estimates related to accounting for the IHG Rewards Club programme.	In forming a conclusion on the appropriateness of the accounting for the IHG Rewards Club programme, the Committee reviewed the deferred revenue balance and questioned the valuation approach, the results of the external actuarial review and procedures completed, to determine the breakage assumption for outstanding IHG Rewards Club points. The Committee concluded that the deferred revenue balance is appropriately stated.

Accounting for the System Fund	Given the unique nature of the System Fund, the Committee reviews the controls and processes related to System Fund accounting.	In forming a conclusion on the appropriateness of the System Fund accounting, the Committee met with senior finance management to review and evaluate the risk areas associated with the System Fund. The Committee reviewed a paper from management outlining the financial oversight of the System Fund, the principles determining the allocation of revenues and expenses to the System Fund, and the related internal control environment. The Committee concluded that the accounting treatment of the System Fund, and related disclosures, were appropriate.

Impairment testing	Impairment reviews require significant judgement in estimating recoverable values of assets or cash-generating units and the Committee therefore scrutinises the methodologies applied and the inherent sensitivities in determining any potential asset impairment and the adequacy of the related disclosures.	The Committee reviewed a management report outlining the approach taken on impairment testing and key assumptions and sensitivities supporting the conclusion on the various asset categories. The Committee examined the assumptions related to non-current assets, assets previously impaired, and the assets acquired as part of the Kimpton and UK portfolio transactions in 2015 and 2018 respectively. The impairments (see pages 139 and 140, and note 13 on page 168), recorded in the year for the Kimpton management agreements ($50m), the UK portfolio goodwill ($49m) and IFRS 16 right-of-use asset ($32m) and the related fair value adjustment to contingent purchase consideration ($38m) were discussed in detail. The Committee concluded that it agreed with the determinations reached on impairment, and the related change in the fair value of the UK portfolio contingent purchase consideration, the classification of these as exceptional items and that the related disclosures were appropriate.

Litigation and contingencies	From time to time, the Group is subject to legal proceedings with the ultimate outcome of each being subject to many uncertainties. The Committee reviews and evaluates the need for any provisioning on a case by case basis and considers the adequacy of the disclosure.	At each meeting during the year, the Committee considered a report detailing all material litigation matters. The Committee discussed and agreed any provisioning requirements for these matters based on the factors set out on page 236. The Committee reviewed the need for, and the amount of, a provision in respect of a lawsuit filed against the Group in the Americas region, and the cost of an arbitration award in the EMEAA region, and the classification of these as exceptional items.

Exceptional items	The Group exercises judgement in presenting exceptional items. The Committee reviews and challenges the classification of items as exceptional based on their materiality or nature.	The Committee reviewed papers prepared by management and considered the consistency of treatment and nature of items classified as exceptional. The Committee reviewed and challenged the significance, timing and nature of the exceptional items disclosed in note 6, comprising reorganisation costs, acquisition and integration costs primarily relating to Six Senses, impairment, fair value adjustments to contingent purchase consideration and litigation. The Committee concluded that the disclosures and the treatment of the items shown as exceptional were appropriate.

Acquisition of Six Senses	Acquisition accounting involves judgement in establishing the fair values of the assets and liabilities acquired. The Committee reviews the accounting and challenges the appropriateness of the inputs and judgements to these valuations.	The Committee considered the work done to establish the fair value of the assets acquired. The Committee questioned the assumptions underlying the significant assets recognised and took into consideration a report from a third-party valuation expert. The Committee concluded that the fair values recognised were appropriate.

Adoption of IFRS 16	IFRS 16 ‘Leases’ was adopted from 1 January 2019. Accordingly, the Committee reviewed the accounting, considered the adequacy of the disclosure and the related processes and controls.	Having previously reviewed the accounting under IFRS 16 in 2018, the Committee considered the work done to restate the 2018 results, the application of IFRS 16 and related disclosures in the Annual Report and Form 20-F 2019 and the refreshed internal control environment. The Committee concluded that the impact of the adoption of IFRS 16 on the financial statements was appropriate.

Internal control and risk management

The Board is responsible for establishing procedures to manage risk, overseeing the internal control framework and determining the nature and extent of the principal risks the Company is willing to take to achieve its long-term objectives. The Committee supports the Board by reviewing the effectiveness of the Group’s internal control and risk management systems and assessing emerging and principal risks.

In order to effectively review the internal control and risk management systems, the Committee:

•	Receives regular reports from management, Risk and Assurance and the external Auditor on the effectiveness of the systems for risk management and internal control, including financial, operational and compliance controls.

IHG | Annual Report and Form 20-F 2019 | Governance | Corporate Governance	89

Governance

Corporate Governance continued

Audit Committee Report continued

•	Reviews the process by which risks are identified (including procedures in place to identify emerging risks) and assesses the timeliness and effectiveness of corrective action taken by management, including regular reports and presentations on the Company’s overall internal control, risk management system and principal risks.

•	Receives additional reports throughout the year relevant to internal control and risk management, both financial and non-financial, to ensure that current and emerging risks are identified, assessed and appropriately managed (see pages 47 to 53 for further detail on our risks and initiatives to manage them).

As part of the Committee’s review of the internal control and risk management systems, key financial, operational and compliance controls across the business continue to be monitored and tested throughout the year. The Committee assesses the approach to Sarbanes-Oxley Act 2002 (SOX) compliance in accordance with our US obligations and reviews reports on the progress of the SOX programme at each meeting. The Committee considers the Group’s treasury and tax strategy policies annually and, during 2019 approved minor changes to the Group Treasury Policy and the Group’s published ‘Approach to Tax’.

Our Approach to Tax document is available at www.ihgplc.com/responsible-business

Having reviewed the internal control and risk management systems throughout the year, the Committee concluded that the Group continues to have an effective system of risk management and internal controls, and that there are no material weaknesses in the control environment and no significant failings or weaknesses.

Principal risk areas

The Committee’s agenda complements those of other committees and it schedules reviews of specific risk areas not covered elsewhere, in addition to the regular risk management review. During 2019, the Committee considered the following areas:

•	Information security and privacy continued to be key areas of focus for the Committee during the year.

•	Ethical and social considerations, as stakeholder and societal expectations and regulatory requirements in these areas develop rapidly.

•	Financial management and controls, including ongoing improvements to the framework for internal control at the managed and owned, leased and managed lease hotel level.

•	Risk management and internal control arrangements for key reservations-related outsourced processes and general oversight of our strategic supplier relationships.

•	Reports from management on preparation for Brexit scenarios.

Further details of our principal risks, uncertainties and review process can be found on pages 47 to 53.

Relationship with external auditor

A detailed audit plan was received from EY at the beginning of the audit cycle for the 2019 financial year, which gave an overview of their approach to the audit, outlining the significant risk areas and in particular the approach to materiality and scoping of the audit.

The Committee regularly reviewed the significant audit risks and assessed the progress of the audit throughout the year.

Non-audit services

The independence and objectivity of the non-audit services provided by EY to the Group are safeguarded by IHG’s Audit and Non-Audit Services Pre-Approval Policy. The policy is reviewed by the Audit Committee annually, and minor changes were approved in 2019.

The policy requires that pre-approval is obtained from the Audit Committee for all services provided by the external Auditor before any work can commence, in line with US SEC requirements without any de minimis threshold. The Committee reviewed the audit and non-audit fees incurred with EY on a quarterly basis during 2019. Following these reviews, the Committee noted that there had been no prohibited services (as defined by the Sarbanes-Oxley Act of 2002) provided to the Group in each period. The Committee is prohibited from delegating non-audit services approval to management and compliance with the policy is actively managed.

IHG is committed to maintaining non-audit fees at a low level and the Committee is cognisant of investor advisory bodies’ guidelines on non-audit fees. During 2019, 21% of services provided to the Group were non-audit services (2018: 21%), primarily related to SOC Reports. Details of the fees paid to EY for non-audit work during 2019, and for statutory audit work during 2019 can be found on page 157. The Committee is satisfied that the Company was compliant during the year with the FRC’s Ethical and Auditing Standards in respect of the scope and maximum permitted level of fees incurred for non-audit services provided by EY. Where non-audit work is performed by EY, both the Company and EY ensure adherence to robust processes to prevent the objectivity and independence of the external auditor being compromised. The Committee notes the revised FRC Ethical and Accounting Standards issued in December 2019, effective March 2020, and will incorporate any changes required in the next review of IHG’s Audit and Non-Audit Services Pre-Approval Policy.

Risk and Assurance – Internal Audit

The Committee discusses the Internal Audit annual plan in December each year, which aims to provide objective and insightful assurance that our growth ambitions are delivered in a responsible and controlled manner. The 2020 plan presented to the Committee included a balanced portfolio of internal audit activities to focus on key assurance objectives and themes, for example new ways of working between centralised functions and front-line teams; data integrity controls over financial and non-financial metrics; and programme delivery and benefits realisation controls. Following consideration, the Committee confirmed its agreement to the 2020 Internal Audit plan, including the key control themes identified. Progress against the Internal Audit plan is reported to the Committee at each meeting and is actively monitored by the Committee. This includes reviewing the results of completed audits and the findings raised through these audits, as well as management action plans to address any issues raised.

A functional effectiveness review of Internal Audit is undertaken each year and reported to the Committee. Internal Audit has again undertaken an internal assessment using feedback from auditees and senior leadership. This highlighted positive feedback on the support provided to key programmes and outsourcing decisions in 2019, alignment with Global Institute of Internal Audit standards, and identified opportunities for continuous improvement in 2020.

Governance and compliance

The Committee is responsible for reviewing the Group’s Code of Conduct (which is reviewed and approved annually) and related policies.

Looking forward

During 2020, the Committee will focus on preparation for the orderly transition of audit services to PwC and maintaining oversight of the Group’s control environment.

Ian Dyson

Chair of the Audit Committee

17 February 2020

90	IHG | Annual Report and Form 20-F 2019

External auditor – Re-appointment of Ernst & Young LLP (EY)

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

As part of its annual review, the Committee determines the independence of the external auditor, considering, among other things, its challenge to management and level of professional scepticism, the amount of time passed since a rotation of audit partner and the level of non-audit work that it undertakes, details of which can be found on page 90.

To ensure the external Auditor’s independence is safeguarded, lead audit partners are required to rotate every five years. Sarah Kokot, who was appointed lead audit partner in 2016, has continued her role during 2019. Another audit partner, Colin Brown, rotated following completion of the 2018 audit and is replaced for 2019 by Helen McLeod-Jones.

The Committee also considered the effectiveness of the relationship between EY and management as part of the annual review process. This included the completion of feedback questionnaires by the Committee members and 46 senior IHG employees. Feedback was requested on a number of topics including independence, assignment management and communication. The Committee also received reports from EY on its independence.

No significant issues were raised in the annual review of the auditor performance and effectiveness and, as a result, the Committee concluded that EY continues to provide an effective audit and maintain independence and objectivity. The Committee is satisfied with the external audit process as a whole and therefore recommended the reappointment of EY to the Board.

Audit tender

In accordance with regulations mandating a tender for the 2021 financial year, the Group conducted an audit contract tender in 2019. A sub-committee, including members of the Audit Committee, was established to manage and govern the audit tender process and was accountable to the Audit Committee, which maintained overall ownership of the tender process and ensured that it was run in a fair and balanced manner. The sub-committee was supported by a project team, led by the Group Financial Controller. A summary of the timeline and key activities carried out during the tender process is set out below:

•	The request for proposal was issued to firms in May 2019. A data room was established to provide the firms with sufficient information to be able to establish an audit plan. A Q&A process was also set up through a centralised mailbox, allowing the firms to ask questions on the content of the data room or request further information.

•	The audit firms participated in a series of meetings with management, which provided a forum for the firms to ask questions arising from their review of the data room, as well as enabling management to interact directly with each proposed audit team.

•	Each firm met with the Chair of the Audit Committee.
•	Due diligence activities conducted as part of the tender process included:

–	Consideration of the Competition and Market Authority’s review of the effectiveness of competition in the audit market and Sir John Kingman’s independent review of the FRC;

–	A review of audit quality reports on the firms issued by the FRC and the Public Company Accounting Oversight Board;

–	Each firm completed an independence return, which were reviewed to assess consistency with the Company’s own assessment; and

–	Reference checks with comparable companies were completed.

•	Written proposals were received in June 2019 and the participating firms presented their proposals to the sub-committee in July 2019.

The principal evaluation criteria used to assess the firms were:

•	Audit Quality, including the firm’s internal and external audit inspection results, the ongoing work in respect of quality being undertaken by the firm, how the firm will execute group oversight in areas of significant risk, and how the firm will challenge management; and

•	Experience and Capability of each firm to address IHG’s structure and its areas of uniqueness.

Following a detailed review of the performance of each firm and an evaluation against all of the criteria, the sub-committee recommended Pricewaterhouse Coopers LLP (PwC) as its preferred candidate. The factors contributing to the selection of PwC as the preferred candidate included its understanding of the complexities specific to IHG including IHG Rewards Club and the impact of a shared service centre structure on the audit; external quality ratings across the past six years, and the firm’s response to quality findings; internal quality ratings for the proposed team; clear insight into IHG’s control environment; and a robust approach to the audit of IT.

In accordance with statutory requirements, a report on the tender selection procedure and conclusions was prepared and validated by the Audit Committee. The Audit Committee and subsequently the Board approved the recommendation to appoint PwC. In August 2019, the Company announced the Board’s intention to propose to shareholders at the 2021 AGM that PwC be appointed as the Company’s statutory auditor for the financial year ending 31 December 2021.

EY will remain the Group’s auditor for the financial year ending 31 December 2020. Over the intervening period PwC and IHG will run the transition process. The principal activities completed so far include reviewing non-audit services provided to the Group and taking appropriate steps to achieve audit independence during the first half of 2020.

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

See page 232 for further disclosure under Item 16F of Form 20-F.

IHG | Annual Report and Form 20-F 2019 | Governance | Corporate Governance	91

Governance

Corporate Governance continued

Corporate Responsibility Committee Report

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

The ToR are available at www.ihgplc.com/investors under Corporate governance.

The Committee’s key responsibilities and focus areas over the year have been:

•	Considering the Group’s Corporate Responsibility Strategy, given developments in environmental, social and governance (ESG) considerations and the need to look beyond the Group’s 2018-2020 targets;

•	Monitoring the delivery of the Responsible Business targets for the year, with a focus on the Group’s environmental, community and diversity targets;

•	Reviewing the Group’s approach to responsible business in the supply chain, including supplier audits and the Supplier Code of Conduct;

•	Reviewing the Group’s Human Rights programme and approving the Human Rights Policy; and

•	Overseeing responsible business stakeholder engagement.

From March 2020, the Committee will also be renamed the ‘Responsible Business Committee’.

Membership and attendance at meetings

The Committee’s membership and attendance at meetings are set out on page 79. The Head of Corporate Responsibility and the Chair of the Board attended all meetings held during the year.

Reporting to the Board

The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members, who are invited to request further information where necessary.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board. During 2019, the Committee was also reviewed as part of the external Board evaluation process, where it was concluded that the Committee remains effective (see page 86).

Focus areas and activities

Responsible Business targets

During 2019, the Committee assessed progress against the Responsible Business targets for 2018-2020.

The Committee discussed the Group’s diversity and inclusion initiatives, including the work of the D&I Board, with the Chief Human Resources Officer. The Chief Procurement Officer provided an update to the Committee on the Group’s approach to responsible procurement, including progress on supplier audits, and the Committee endorsed the initiatives proposed for 2020 which include supply chain diversity and value chain mapping.

Approach to corporate responsibility

In 2019, the Committee regularly reviewed and considered the Group’s approach to corporate responsibility and its post-2020 responsible business ambitions. The Committee endorsed new sustainability commitments for the Group including setting stretching science-based targets, plans to meet the requirements of the Task Force on Climate-related Financial Disclosures (TCFD) and commitment to the CEO Water Mandate.

The Committee also endorsed management’s establishment of a Responsible Business Governance Committee, comprising senior executives.

Community and human rights issues

The Committee throughout the year continued to evaluate the Group’s support to communities across the globe through the ‘True Hospitality for Good’ programme, which is funded by a $1 million annual commitment from the business to support community impact projects. In 2019, the Group launched a new partnership with Junior Achievement Worldwide to open doors to young people in nine markets through their ‘IHG First Look’ work experience days. Community impact is brought to life across the hotel estate through ‘Giving for Good’ month, which took place in September and encouraged fundraising and volunteering for our colleagues with nearly 160,000 participating in 2019.

The Committee reviewed and considered the proposed approach to the Group’s human rights programme, following completion of a human rights impact assessment. The Committee endorsed the programme, which focuses on human trafficking training and embedding the ITP Forced Labour Principles. The Committee also approved an updated Human Rights policy. The Group’s Modern Slavery Statement was also reviewed and recommended for approval to the Board.

Stakeholder engagement

The Committee assessed the Group’s stakeholder engagement activity, including our partnerships with NGOs and community partnerships. Committee members engaged with shareholders, including on environmental, social and governance matters.

Information on our responsible business commitments can be found at www.ihgplc.com/responsible-business

Recognising the importance of corporate responsibility, we were pleased to be listed again on the S&P Dow Jones Sustainability Indices.

Looking forward

In February 2020, the Board approved the expansion of the Committee’s remit to include overseeing the Board’s workforce engagement (an overview of which is set out on pages 32 and 33) and the Group’s diversity and inclusion agenda (set out on pages 30 and 31). Accordingly in 2020, the Committee will focus on the activities in these areas as well as supporting the creation of our post-2020 responsible business strategy and ambition, taking into account the importance of environmental, social and governance considerations to all our stakeholders and the importance of ensuring responsible business is core to our broader strategy.

Jill McDonald

Chair of the Corporate Responsibility Committee

17 February 2020

92	IHG | Annual Report and Form 20-F 2019

Nomination Committee Report

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

The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. During 2019, the composition of the Committee was reviewed and adjusted to comprise one member of each of the Board Committees as well as the Senior Independent Non-Executive Director, to allow for more focused discussion on Board composition and succession.

The Committee’s key responsibilities and focus areas during the year have been:

•	Board and Committee composition and recommendations on appointments to the Board;

•	Leadership development and succession planning including evaluating gender balance;

•	Board engagement with the workforce;

•	Overseeing the performance evaluation of the Board, its Committees and individual Directors; and

•	Monitoring development in all matters relating to Corporate Governance.

Membership and attendance at meetings

The Committee’s membership and attendance at meetings are available on page 79. All members of the Committee are Non-Executive Directors. When the Committee considers matters relating to my position, Dale Morrison, the Senior Independent Non-Executive Director, acts as Committee Chair.

Reporting to the Board

The Committee makes recommendations to the Board for all Board appointments. Minutes are circulated to Board members and I report back to the Board on the activities of the Committee following each meeting.

Effectiveness of the Committee and External Evaluation

During 2019, the Committee was reviewed as part of the external Board evaluation process. Details of the external evaluation, including how it was conducted, the nature and extent of the evaluator’s contact with the Board and the actions arising from the evaluation, are set out on pages 86 to 87. The evaluation concluded that the Committee remains effective.

Focus areas and activities

Board and Committee composition

The Committee continued to review the current and future composition of the Board and Committees, particularly in light of the Group’s focus on accelerated growth. Having reviewed the skills, experience and knowledge of the Board, and taking into account progressive refreshing of the Board, the Committee determined that additional expertise in the hotels and hospitality sectors would be beneficial, and recommended the appointment of Arthur de Haast as a Non-Executive Director, with effect from 1 January 2020. An external search consultancy was not used in relation to this appointment. Arthur’s biography is set out on page 81, and details of Arthur’s induction plan can be found on page 86.

Leadership development and executive succession planning

During the year, the Committee continued to review the development plans for the Executive Committee and succession plans for senior management positions in order to ensure the development of a diverse pipeline for succession.

Board engagement with the workforce

During 2019, the Committee reviewed a proposal for the Board’s engagement with employees, concluding that the most effective approach would be to designate a Non-Executive Director as having responsibility for employee engagement. Luke Mayhew was appointed to the role in August 2019. Luke’s role is to work with Executive Directors and the Company Secretary to coordinate Board activities and interests in relation to employees, including undertaking a detailed review of employee engagement reporting, gaining a greater insight into the culture of the Company and ensuring robust methods of receiving feedback and communicating with employees are established. An outline of Luke’s activities during 2019 is given on pages 32 and 33.

Diversity & Inclusion/Gender Balance

We recognise that diversity and inclusion is essential, across all levels of our business. All appointments are based on merit, experience and performance and the Board actively seeks diversity of skills, gender, social and ethnic backgrounds, cognitive and personal strengths.

Our Global Diversity and Inclusion Policy (D&I Policy) applies to all people employed by IHG and we encourage our franchised operations and those managed hotels where we do not directly employ people to follow the same principles. The objective of our D&I Policy is to celebrate difference, recognising that this underpins external, as well as internal, relationships.

During 2019, the Committee reviewed and discussed our commitments, the progress made and the work of the D&I Board (see pages 30 and 31).

We continue to deliver against our D&I Policy and are committed to our 2018-2020 Responsible Business Diversity target, as noted on page 31. As of 31 December 2019, 36% of the Board were female and two of our Principal Committees are chaired by women. In addition, 37% of senior operational leaders are now women, indicating our continued commitment to diversity at all levels of our business. Going forward, the Corporate Responsibility Committee (to be renamed the Responsible Business Committee) will assume responsibility for the Group’s diversity and inclusion agenda.

Looking forward

In 2020, the Committee will continue to ensure that we have appropriate plans in place for orderly succession of appointments to the Board and to senior management, so that an appropriate balance of skills, experience, knowledge and diversity is maintained.

Patrick Cescau

Chair of the Nomination Committee

17 February 2020

IHG | Annual Report and Form 20-F 2019 | Governance | Corporate Governance	93

Governance

Corporate Governance continued

Statement of compliance with the UK Corporate Governance Code

Our statement of compliance summarises how the Group has implemented the principles and provisions of the 2018 UK Corporate Governance Code (available at www.frc.org.uk/directors under UK Corporate Governance Code) as published in July 2018 (the Code).

This should be read in conjunction with the Strategic Report on pages 2 to 75, Corporate Governance on pages 76 to 93, the Directors’ Remuneration Report on pages 96 to 109, and Directors’ Remuneration Policy on pages 110 to 117, as a whole.

The Board considers that the Group has complied in all material respects with the Code for the year ended 31 December 2019.

1. Board Leadership and Company Purpose

A.	The role of the Board

The Board continues to lead IHG’s strategic direction, long-term objectives and success of the Group. Further responsibilities of the Board are set out on page 79.

The Board met seven times during 2019 and all Directors continue to act in what they consider to be in the best interests of the Company, consistent with their statutory duties. Further details of 2019 Board meetings, including information on the Board’s assessment of strategic and operational matters, are set out on pages 84 and 85, attendance information on page 79, skills and experience and biographical information on pages 80 and 81.

A description of IHG’s business model is set out on pages 10 to 13. An assessment of the principal risks facing the Group is included on pages 47 to 53.

Potential conflicts of interest are reviewed annually and powers of authorisation are exercised in accordance with the 2006 Act and the Company’s Articles of Association.

During the year, if any Director has unresolved concerns about the operation of the Board or the management of the Company, these would be recorded in the minutes of the meeting.

B.	The Company’s purpose, values and strategy

Our purpose is to provide True Hospitality for everyone. A description of IHG’s culture is included on pages 24 to 27 and an overview of our values is on page 26. Culture features prominently on the Board agenda and a summary of the Board’s activities in relation to the ‘Voice of the Employee’ is included on pages 32 to 33. An outline of the Group’s approach to rewarding its workforce is contained on page 28.

C.	Resources

The Board delegates oversight of the allocation of day-to-day resources to management (principally through the Executive Committee).

Information on the Group’s Key performance indicators, including the measures used to monitor them, are included on pages 42 to 45.

A summary of the framework of controls which enable risk to be assessed and managed is set out on page 46.

D.	Shareholders and Stakeholders

The Board engaged actively throughout 2019 with shareholders and other stakeholders. The Chair hosted a number of one-to-one meetings with major institutional shareholders to promote mutual understanding of objectives, following which the Chair ensured that their views were communicated to the Board as a whole. The Chair of the Remuneration Committee also held a series of investor consultation meetings to seek investors’ input on the proposed Directors’ Remuneration Policy.

Further details of the Board’s engagement with shareholders can be found on pages 36 and 37. Information on the Board’s engagement with other stakeholders, including suppliers, hotel owners and guests is included on pages 38 to 40.

E.	Workforce Policies and Practices

The Board has overarching responsibility for the Group’s workforce policies and practices and delegates day-to-day responsibility to the CEO and Chief Human Resources Officer to ensure that they are consistent with the Company’s values and support its long-term success.

Employees are able to report matters of concern confidentially through our Confidential Disclosure Channel. The Board routinely reviews reports generated from the disclosures and ensures that arrangements are in place for investigation and follow-up action as appropriate.

2. Division of Responsibilities

F.	The Chair

Patrick Cescau leads the operation and governance of the Board and its Committees. The Chair has been in post for seven years and was independent on appointment. See page 80 for more details.

G.	Board Composition

The size and composition of the Board and its Committees is kept under review by the Nomination Committee to ensure the appropriate combination of Executive and Non-Executive Directors. Details of the responsibilities, skills and experience on the Board can be found on pages 80 and 81.

At least half of the Board, excluding the Chair, are Independent Non-Executive Directors. Further details of the composition of the Board and Committees are available on pages 79 to 81.

H.	Non-executives

Non-Executive Director terms of appointment outline IHG’s time commitment expectations required to fulfil their role. The commitments of each Director are included in the Directors’ biographical details on pages 80 and 81. Details of Non-Executive Director appointment terms are set out on page 117.

The Chair annually reviews the time each Non-Executive Director dedicates to IHG as part of the internal performance evaluation of each Director (see page 87) and is satisfied that their other duties and time commitments do not conflict with those as Directors.

Dale Morrison was appointed as Senior Independent Non-Executive Director on 31 May 2014. He is available to liaise with shareholders who have concerns that they feel have not been addressed through the normal channels of the Chair, Chief Executive Officer and other Executive Directors. He also leads the annual performance review of the Chair with the other Non-Executive Directors (see page 87), and as necessary, provides advice and judgement to the Chair, and serves as an intermediary for other Directors when necessary.

After each Board meeting, Non-Executive Directors and the Chair meet without Executive Directors being present (see page 84).

94	IHG | Annual Report and Form 20-F 2019

I.	Policies, Processes, Information and Resources

The Chair and Company Secretary ensure that the Board and its Committees have the necessary policies and processes in place and that they receive timely, accurate and clear information. The Board and its Committees also have access to the Company Secretary, independent advice and other necessary resources, at the Company’s expense. They receive administrative and logistical support of a full-time executive assistant. See page 84 for more details.

3. Composition, Success and Evaluation

J.	Appointments

Appointments to the Board are led by the Nomination Committee in accordance with its Terms of Reference (available on our website at www.ihgplc.com/investors under Corporate governance or from the Company Secretary’s office on request). The Nomination Committee also supports the Board in succession planning for the Board and senior management. Further details of the role of the Nomination Committee and what it did in 2019 are in the Nomination Committee Report on page 93. The overall process of appointment and removal of Directors is overseen by the Board as a whole.

All of the Directors retire and seek election or re-election at each AGM.

K.	Skills

Details of the skills, experience and biographical information of the Board are set out on pages 80 and 81.

The Chair and Company Secretary ensure that new Directors receive a full induction and that all Directors continually update their skills and have the requisite knowledge and familiarity with the Group to fulfil their role (see page 86).

The length of service of Directors is reviewed regularly, details of the review in 2019 are included on page 87.

L.	Annual evaluation

The Board undertakes either an internal or external annual Board effectiveness evaluation. In 2019, an external Board evaluation was carried out. A summary of the evaluation is set out on page 86.

Performance evaluations of all Directors, including the Chair, are also carried out on an annual basis. Directors’ biographies are set out on pages 80 to 81 and details of their performance evaluations are on page 87.

4. Audit, Risk and Internal Control

M.	Audit functions

The Audit Committee is comprised entirely of Independent Non-Executive Directors (see page 79 for membership details). Ian Dyson, the Chair of the Committee has recent and relevant financial experience and the Committee as a whole has competence relevant to the sector in which we operate. Details of the Committee’s role, responsibilities and activities are set out on pages 88 to 91.

The Audit Committee reviewed the effectiveness and independence of the Group’s internal audit function and Ernst & Young LLP during 2019. Details of these reviews are set out in the Audit Committee report on pages 88 to 91.

N.	Assessment of the company’s position and prospects

The Statement of Directors’ Responsibilities (including the Board’s statement confirming that it considers that the Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy) is set out on page 120.

The status of IHG as a going concern is set out in the Directors’ Report on page 224. An explanation of the Group’s performance, business model, strategy and the risks and uncertainties relating to IHG’s prospects, including the viability of the Group, is set out in the Strategic Report on pages 2 to 75.

O.	Risk management

The Board determines the nature and extent of the principal risks the organisation is willing to take to achieve its strategic objectives. A robust assessment of the principal and emerging risks facing the Group was carried out during the year, including those risks that would threaten the Group’s business model, future performance, solvency or liquidity and reputation (see pages 47 to 53 for further details of the principal risks). The Board and Audit Committee monitor the Group’s risk management and internal controls systems and conduct an annual review of their effectiveness. Throughout the year, the Board has directly, and through delegated authority to the Executive Committee and the Audit Committee, overseen and reviewed all material controls, including financial, operational and compliance controls. See pages 79, 85, and 88 to 91.

5. Remuneration

P.	Remuneration policies and practices

The Remuneration Committee is responsible for developing policy on executive remuneration and determining remuneration packages of Directors and senior management. The Directors’ Remuneration Report is set out on pages 96 to 117. Details of the Remuneration Committee’s activities during 2019 are set out on pages 96 and 97 and its membership details are on page 79.

The Remuneration Committee undertook a detailed review of the Director’s Remuneration Policy (the DR Policy) in 2018, which continued in 2019. The revised DR Policy (which is subject to approval by shareholders at the Company’s 2020 AGM), including a description of how each element of the DR Policy links to the Company’s strategy, is set out on pages 110 to 117.

A description of how the Remuneration Committee addressed factors of the Code when determining the DR Policy is set out on page 114.

Q.	Procedure for developing policy on executive remuneration

In connection with the review of the DR Policy referred to above, the Chair of the Remuneration Committee held a series of consultation meetings with major shareholders to seek their views on the proposed DR Policy. The Remuneration Committee will consider the DR Policy annually.

During 2019, no individual Director was present when his or her own remuneration was discussed.

R.	Independent judgement and discretion

The Remuneration Committee has formal discretions in place in relation to outcomes under the APP and LTIP, and these are disclosed as part of the Directors’ Remuneration Policy. When determining outcomes under these plans, the Committee considers whether it is appropriate to adjust outcomes under these discretions, taking account of the Group’s performance, relative performance against competitors, and other relevant factors. Any use of discretion would be fully disclosed and explained in the relevant Director’s Remuneration Report.

IHG | Annual Report and Form 20-F 2019 | Governance | Corporate Governance	95

Governance

Directors’ Remuneration Report

Remuneration Committee Chair’s statement

We have updated our Directors’ Remuneration Policy, taking into account our governance and stewardship responsibilities and the views of our major shareholders, to balance the risks and rewards for all of our stakeholders and to continue to support the Company’s strategy for quality growth and returns

96	Directors’ Remuneration Report
96	Remuneration Committee Chair’s statement
99	At a glance
100	Remuneration at IHG – the wider context

101	Annual Report on Directors’ Remuneration (subject to an advisory vote at the 2020 AGM)
110	Directors’ Remuneration Policy (subject to a binding vote at the 2020 AGM)

On behalf of the Board, I am pleased to present the Directors’ Remuneration Report for the year ended 31 December 2019. In a year characterised by a softening industry RevPAR environment, our System Size growth has continued to accelerate in line with our aim to reach industry-leading levels, supported by a strong and consistent increase in the pace of openings over the last three years. We have achieved record signings in key markets that will support future growth.

Executive Director incentive plan awards reflect our resilient business performance during 2019:

•	APP award was 58.7% of the capped maximum pay-out, having achieved close to target operating profit from reportable segments[a] (referred to as EBIT in our 2018 and earlier reports), target savings for reinvestment and above target NSSG objectives;

•	the 2017-19 Long Term Incentive Plan (LTIP) cycle award was 78.9% of maximum as the business continued to deliver strong shareholder returns and exceeded expectations for growth in System Size, Cash Flow and Total Gross Revenue over the three years to 31 December 2019; and

•	the total average of short and long-term incentive plan awards for the respective period ending 2019 was therefore 68.8% of maximum.

2019 was also an important year for the wider workforce as the new Colleague Share Plan was launched.

Directors’ Remuneration Policy review

As indicated last year, the Committee commenced a detailed review of the Directors’ Remuneration Policy (DR Policy) in 2018. We have consulted extensively with our major shareholders during 2019 to refine proposed areas of change. The key policy changes are summarised in the table after this statement on page 98, as well as in more detail on pages 110 to 117 of the Annual Report.

IHG has always had a strong ‘pay for performance’ culture. Our approach to executive remuneration has always been aligned with the interests of shareholders and the UK corporate governance environment. This is reflected in the highly stretching performance targets we set for our APP and LTIP. The total of short and long-term incentive plan awards for Executive Directors have averaged around 60% of maximum for the previous five years. Over the same period our Total Shareholder Returns have been top quartile amongst our key hotel competitors and more than double that of the average of the FTSE 100.

IHG is a global business in a global industry driven by US-based global competitors, including Marriott International, Inc., Hilton Worldwide Holdings Inc., Wyndham Hotels & Resorts Inc. and Choice Hotels International Inc. The remuneration structures in the US often drive more significant outcomes, as they are comprised of more elements; the total variable pay for similar performance of a Chief Executive Officer (CEO) at a US-based global hotel group can be three times or more than that of IHG. The quantum difference in US and UK executive pay is not a new phenomenon. IHG’s approach in this environment has always been to attract and retain key talent in its succession plan, as Keith Barr’s appointment to the CEO role in 2017 illustrates.

However, the US market is also IHG’s largest source of revenue, and US-based hotel competitors and other US-based global companies are our most important source of talent. The Americas region represents 59.4% of our current System Size and around 50% of our corporate workforce is based in the region. From a long-term risk-management perspective, recruitment and retention of talent in IHG’s succession plan is an increasing challenge. Since the last DR Policy update in 2017, we have seen an intensification of risk as we have lost high-potential talent in our succession plan to competitors and we have seen increased difficulty and subsequent delay in recruiting. The resulting internal pay compression impacts both our high-potential talent and our experienced leaders in key positions and is not sustainable. Over recent months, I have discussed these challenges with a number of our shareholders.

To address these increasing risks, we are proposing an increase in maximum LTIP quantum available to Executive Directors for the outperformance of our goals. The aim in doing this is not to materially reduce the gap in remuneration between IHG’s Executive Directors and their US competitor peers, but rather to ensure IHG has a remuneration structure which provides differentiation between the CEO, other Executive Directors, Executive Committee members and high-potential talent in the succession plan.

A number of other changes to our DR Policy will further strengthen the alignment with shareholders:

•	In light of the increased maximum potential LTIP quantum, we will significantly increase the shareholding requirements for Executive Directors.

•	In line with recommended guidance, we have also extended the potential triggers under which the reduction and/or recovery of awards from Executive Directors may be sought through clawback.

•	Last year, we introduced a two-year post-vest holding period for Executive Directors under our LTIP and this will now be formally adopted in our DR Policy.

a See page 55 for Non-GAAP definitions.

96	IHG | Annual Report and Form 20-F 2019

•	In 2018, in advance of such a requirement becoming a part of the Corporate Governance Code, we introduced a post-employment shareholding requirement. The full guideline employment shareholding requirements will apply for six months following cessation of employment, and 50% of the requirements for a further six months after that. In an asset-light business, key decisions can be implemented and changes reflected quickly in business performance and shareholder value as we have seen in practice to our benefit. Our post-employment shareholding requirement therefore holds former Executive Directors to account for the decisions they made and strategies they implemented. In the Committee’s view, any longer period would unnecessarily subject them to decisions out of their control.

The pension benefit for any new UK Executive Director appointments will be aligned with the maximum employer contribution rate available to all other participants in the UK pension plan, which include UK corporate and eligible hotel employees. In addition, UK Executive Directors have agreed to a voluntary reduction in their company pension benefit by the end of 2022, so they will align on the same basis with effect from 1 January 2023.

Since implementing the 2017 DR Policy, IHG has seen the appointment of Keith Barr as CEO and a new organisational structure which is designed to leverage scale and accelerate growth. We have increased the pace of execution of our strategic initiatives with the aim of delivering industry-leading net System Size growth in the medium term. In this context, we have reviewed our LTIP measures with a focus on alignment with our strategy and this aim. The balance of absolute and relative growth and return measures has been carefully considered to ensure that growth, sound returns and responsible cash management are measured in determining reward. As set out on page 113, we are therefore proposing an increased weighting for Net System Size Growth, measured on a relative basis to our key competitors. This will be balanced by a Return on Capital Employed underpin to incentivise system size and fee income growth at a sustainable rate, taking account of the impact of capital investment to support growth of returns over time.

The Committee considered environmental, social and governance (ESG) measures in relation to the LTIP, such as carbon reduction. Although we are not recommending introducing such measures in our LTIP in 2020, we consider it important to have the flexibility within the DR Policy to do so once we are satisfied that performance targets can be set robustly and effectively in relation to long-term objectives. In doing this, we will build on the work carried out in setting stretching science-based targets that we have announced in the Corporate Responsibility Committee Report on page 92.

Wider workforce remuneration and employee engagement

In line with Corporate Governance Code guidance, the Committee has reviewed aspects of the Company’s wider workforce remuneration policy over the course of 2019. The Company takes a fully aligned approach to remuneration throughout the organisation to support succession and career-planning and regularly engages directly with the workforce through a number of channels and on a wide range of topics, including pay. The Company’s twice-yearly global engagement survey addresses employee satisfaction, covering a number of areas including competitive pay and benefits.

In 2019, the Company successfully launched its Colleague Share Plan, which brings a share-based benefit to most of its global corporate workforce and significantly widens the alignments of interests of its shareholders, executives and the wider workforce. Take-up in this first year of the plan’s operation was 49% of eligible employees.

In addition, a full market review of the Company’s UK pension benefit was carried out. Market practice has moved significantly since this was last reviewed, following initiatives such as the phased introduction of automatic enrolment minimum contribution rates and changes to pension tax relief for higher earners. As a result of this, during 2020, the Company will be increasing the maximum contribution rate available to current and future participants from at least 7.5% of salary to 12% of salary. Future Executive Directors will receive this same rate.

The Company’s new UK pension contribution structure significantly closes the gap between existing Executive Directors’ pension benefit and that of other employees, from a minimum difference of 17.5% to 13% of salary. Furthermore, given the agreement of the UK Executive Directors to a voluntary reduction in pension, the gap will reduce by the end of 2022, bringing it in line with all other IHG UK pension plan participants, as shown on page 100.

Shareholder engagement

Whilst our current DR Policy was approved by 96% of shareholders at the 2017 AGM, the advisory vote on the Directors’ Remuneration Report at the 2018 and 2019 AGMs received a lower level of support (82.33% and 83.95% respectively). We committed to understanding and addressing these concerns and engaged with those shareholders who voted against the Report to understand their reasons for doing so. Based on the feedback received, we have taken steps to clarify and to refine aspects of our remuneration structures to better reflect the long-term interests of shareholders.

Summary of key changes to our Directors’ Remuneration Policy

In line with the required three-year cycle, we are seeking approval of our updated DR Policy, which can be found in full on pages 110 to 117, at the 2020 AGM. A high-level summary of the proposed changes is shown on the next page.

Our APP structure remains appropriate, with a 70% weighting for operating profit from reportable segments and 30% weighting for strategic measures. For 2020, the latter element will consist of a single absolute NSSG target. In a potentially more muted RevPAR environment, this aligns with our focus on System Size growth to drive our continued success. Whilst there is also an NSSG element in the LTIP, it is of a different nature due to the three-year timescale and relative measurement approach, and aligns with our strategic focus on accelerating growth in both the short and long-term. It is important to note that for 2020, targets for both operating profit from reportable segments and NSSG are set in an environment of greater uncertainty than in recent years. Further detail on incentive plan measures under the new DR Policy is shown on pages 112 to 113.

For 2020, the Executive Directors will receive a 2% salary increase, which reflects the overall budget available for salary increases to the UK and US wider corporate employee population.

About this report

As always, we strive to make this report as easy to read as possible. The ‘At a glance’ section on page 99 highlights the key points on 2019 performance and outcomes and further background on remuneration at IHG for the wider workforce is on page 100.

The Annual Report on Directors’ Remuneration on pages 101 to 109 will be put to an advisory vote by shareholders and the revised Directors’ Remuneration Policy, starting on page 110, will be put to a binding shareholder vote at the May 2020 Annual General Meeting.

Jo Harlow

Chair of the Remuneration Committee

17 February 2020

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Report	97

Governance

Directors’ Remuneration Report continued

Remuneration Committee Chair’s statement continued

Summary of DR Policy and proposed changes

Element	2020	2021	2022	2023	2024	Framework	Link to Strategy
Fixed
Base salary						Generally in line with the range applying to the corporate population. Reviewed annually and fixed for 12 months from 1 April.	Recognises the value of the role and the individual’s skills, performance and experience.

Benefit						Relevant benefits are restricted to the typical level for the role/location.	Competitive and consistent with role/ location; helps recruit and retain.

Pension						Defined Contribution. Employee contributions with matching employer contributions. Salary is the only part of remuneration that is pensionable.	Competitive and consistent with role/ location; helps recruit and retain.

Proposed change

Pension contributions and/or cash allowance for new Executive Directors will be aligned with the maximum employer contribution rate available to all other participants in the UK pension plan. Incumbent UK Executive Directors have agreed to a voluntary reduction in pension provision by the end of 2022 such that the value will align on the same basis with effect from 1 January 2023.

Rationale for change

Following a full market review of its UK pension benefit, the Company will offer all participants the same rate of pension benefit. Whilst there were very good reasons for having had a tiered contribution structure in the past, following significant change in the UK pension environment since the benefit was last reviewed, this is no longer prevalent in the market. To remain competitive in the UK workspace, a level pension benefit structure will be introduced. This will be kept under review as market practice continues to evolve.

Variable

Annual Performance Plan (cash)	Cash					Maximum annual opportunity is 200% of salary with 70% an operating profit measure and 30% key strategic measures; 50% of the award is deferred into shares for three years. Awards are subject to a global affordability gate. Full vesting after three years. Malus and clawback apply.

For 2020, the KPIs that directly link remuneration to our business strategy include:

•  Operating profit from reportable segments – a fundamental measure of our financial health and represents the financial outcomes of the KPI goals; and

•  Net System Size growth – a KPI and measure of our strategy to build and leverage scale.

Annual Performance Plan (deferred shares)		Deferral

Long Term Incentive Plan (LTIP)	Performance			Deferral

Proposed change

The maximum potential LTIP quantum is to increase from 205% to 350% of salary for the CEO and to 275% of salary for other Executive Directors.

The net System Size growth (NSSG) element will increase to 30% and will measure performance relative to our closest peers, balancing the growth objectives with a Return on Capital Employed (ROCE) underpin to this part of the LTIP. The Total Shareholder Return (TSR) element will reduce from 40% to 30%. The remaining two measures of Cash Flow and Total Gross Revenue will remain at 20%.

Formal adoption of the two-year post-vest holding period which was introduced for the 2019/21 cycle.

Malus and clawback will continue to apply.

Rationale for change

To incentivise achieving our stretching new growth ambitions; to compete more effectively in the US talent pool and to assist with recruitment and retention in succession planning given pay compression.

A focus on industry-leading NSSG is at the heart of our new strategy, underpinned by ROCE to reflect our commitment to deliver quality growth whilst maintaining returns.

Continued strong alignment between Executive Director remuneration and shareholder interests.

Other

Minimum shareholding requirements

Proposed change

The guideline shareholding requirements will increase from 300% to 500% of salary for the Chief Executive Officer and from 200% to 300% of salary for other Executive Directors. The post-employment shareholding requirement, introduced in 2018, will continue to apply.

Rationale for change To demonstrate a commitment to the Company’s success and strengthen alignment between the executives’ and the shareholders’ interests.

Malus and clawback						Proposed change The range of potential triggers for the recovery of awards made to Executive Directors will be extended. See page 115 for details.	Rationale for change In line with guidance from the UK Corporate Governance Code, this is designed to protect shareholder value and disincentivise unwanted behaviours and actions.

98	IHG | Annual Report and Form 20-F 2019

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

How we performed in 2019

In 2019, we achieved close to target operating profit from reportable segments, met our goal for savings to reinvest in the business to support future growth, and exceeded our target net System Size growth for the year. Looking back over the three years to 2019, we continued to deliver strong shareholder returns and have surpassed our expectations on the challenging targets we set for growth in Total Gross Revenue, System Size and Cash Flow over the period 2017 to 2019.

Executive Director remuneration 2019 remuneration The table below shows the 2019 potential remuneration opportunity and actual achievement compared to 2018 actual achievement.

Measures used for APP[a]

Operating profit from

reportable segments: ($m)

Net System Size growth[b] (k rooms)

Savings for reinvestment ($m)

[a]  Further details of APP and LTIP outcomes can be found on pages 102 to 104.

[b]  APP System Size target is based on closing year target; LTIP target is based on three-year growth performance.

[c]  The Total Gross Revenue target represents a target for growth over the LTIP period.

Measures used for LTIP[a] Relative TSR (%) Total Gross Revenue[c] ($bn) Net System Size growth[b] (k rooms) Cash Flow ($bn)

The relevant figures for each of the elements that make up the single total figure of remuneration, as shown below for the Executive Directors, can be found in the table on page 101.

Keith Barr[a],

Chief Executive Officer

Value (£000)

Paul Edgecliffe-Johnson,

Chief Financial Officer

Value (£000)

Elie Maalouf,

Chief Executive Officer, Americas

Value (£000)

Key for potential

∎  Maximum = Fixed pay and maximum award under APP and LTIP

∎  Target = Fixed pay and on-target award for APP (115%) and 50% of maximum LTIP vesting

∎  Minimum = Fixed pay

[a]  The 2018 amount for Keith Barr excludes the localisation payment detailed on page 101.

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Report	99

Governance

Directors’ Remuneration Report

Remuneration at IHG – the wider context

Remuneration for all employees

Across the last two years, we have made a number of changes to how we manage reward, in particular strengthening how we use differentiation in reward decisions based on employee performance to drive a high-performing culture across the organisation.

•	In 2018 and 2019 we introduced:

–	a new performance management approach;

–	a new bonus plan approach; and

–	updated culture, values and behaviours to support growth.

•	We continue to embed the structures to facilitate cultural change in the organisation and the early signs are positive, for example the use of differentiation in our merit and bonus process.

•	Our Colleague Heartbeat results reflect a positive view of how we reward employees across the business and continues to provide a useful vehicle for workforce engagement.

•	As we look to 2020, we are further developing the performance culture across the organisation through:

–	a streamlined performance management approach that further supports differentiation;

–	a combined merit and bonus process which allows managers to take a more holistic view on reward; and

–	the introduction of a colleague share plan which will encourage shared ownership and alignment to our external stakeholders at all levels of the organisation.

How our reward practices are aligned across all levels of the organisation

Our reward packages are designed to attract, retain and motivate top talent. We apply a consistent approach to reward across the corporate business, ensuring we meet the needs of employees by offering a market driven rewards package, which we regularly review against our competitors for talent.

How our reward practices align across the organisation

Elements of Reward		Executive Directors	Executive Committee	Wider Workforce	Notes

Fixed	Salary

Benefits

	Pension benefit				See below in respect of UK pensions.

Variable	Annual Performance Plan (APP)				For senior management (generally at Executive Committee level and their direct reports) a proportion of bonus is deferred into shares for a three-year period.

	Long Term Incentive Plan (LTIP)				Senior/mid-management and certain specialist roles are eligible for a Long Term Incentive Plan (LTIP). Performance-based LTIP largely applies at the level of Executive Committee and their direct reports.

	Restricted Stock Units (RSUs)				In line with typical market practice, particularly in the US, and due to line-of-sight to performance measures, a gradually greater proportion of the LTIP award is made as RSUs (which are not subject to performance conditions but still align employee interests with those of shareholders) for eligible roles from the Executive Committee down.

	Colleague Share Plan (introduced in 2020)				Available to employees below senior/mid-management levels only.

	Recognition Scheme				Available to employees below senior/mid-management levels only.

Other	Shareholding requirements				Shareholding requirements are applicable at the level of Executive Committee and their direct reports.

How incentives align our workforce to our business strategy and culture

We place great emphasis on aligning everyone to our business strategy, which means shareholders and employees have a shared interest in the performance of the Company. We achieve this through the design of our incentive plans, which align individual performance and behaviour with our company purpose, values and strategy.

Performance metrics used for reward

Performance	Elements of Rewards Impacted	Metrics in 2020

Financial	Annual Performance Plan (APP)	• Operating profit from reportable segments • Net System Size Growth

	Long Term Incentive Plan (LTIP)	• Relative Net System Size Growth • Cash Flow • Total Gross Revenue • Total Shareholder Return

Individual	Salary	• Achievement of individual goals

	Annual Performance Plan (APP)	• Progress with personal development • Demonstration of value and behaviours

UK Pension Provision

In 2019, we undertook a full market review of the UK pension benefit (the IHG UK Defined Contribution Pension Plan) to ensure that it remained an attractive part of our reward package. The UK pension landscape has changed significantly since our arrangements were last reviewed, following the phased introduction of minimum automatic-enrolment contribution levels and changes to tax allowances for high earners. From 1 April 2020, we will introduce a single, simple matching-structure on the following basis:

Employee Grade	Employee Contribution	Matching Contribution Multiple	Maximum Matching Contribution
All	3-6%	2	12%

100	IHG | Annual Report and Form 20-F 2019

Annual Report on Directors’ Remuneration

This Annual Report on Directors’ Remuneration explains how the Directors’ Remuneration Policy (DR Policy) was implemented in 2019 and the resulting payments each of the Executive Directors received.

This report is subject to an advisory vote by shareholders at the 2020 AGM. The notes to the single-figure table provide further detail, where relevant, for each of the elements that make up the total single figure of remuneration for each of the Executive Directors.

AUDITED

Single total figure of remuneration – Executive Directors
		Fixed pay				Variable pay
Executive Directors	Year	∎ Salary £000	∎ Benefits £000	∎ Pension benefit £000	Subtotal £000	∎ APP £000	∎ LTIP £000	[a]	Subtotal £000	Other £000	∎ Total £000
Keith Barr	2019	828	36	207	1,071	983	1,263		2,246	–	3,317

	2018	792	51	198	1,041	1,343	609		1,952	150	3,143

Paul Edgecliffe-Johnson	2019	602	24	158	784	723	987		1,710	–	2,494

	2018	554	24	166	744	942	764		1,706	–	2,450

Elie Maalouf[b]	2019	622	33	121	776	743	963		1,706	–	2,482

	2018	559	34	109	702	947	701		1,648	–	2,350

[a]

LTIP: Figures for 2018 relate to the value of shares for the 2016/18 LTIP cycle and have been restated using actual share price on date of vesting. Figures for 2019 relate to the value of shares for the 2017/19 LTIP cycle.

[b]	Elie Maalouf is paid in US dollars and the sterling equivalent is calculated using an exchange rate of $1 = £0.78 in 2019 and $1 = £0.75 in 2018 (page 150).

Notes to single figure table

Fixed pay

∎ Salary: salary paid for the year.

∎ Benefits: for Executive Directors, this includes, but is not limited to, taxable benefits such as company car and healthcare. Provision during 2019 was in line with previous years and the approved DR Policy.

∎ Pension benefit: for current Executive Directors, in line with DR Policy, the value of IHG contributions to pension plans and any cash allowances, paid in lieu of pension contributions.

Keith Barr and Paul Edgecliffe-Johnson did not participate in any IHG pension plan in 2019 and instead received cash allowances of 25% of base salary (reduced from 30% in 2019 for Paul). Life assurance cover is provided for both Keith and Paul at four times base salary.

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

Contributions made by, and in respect of, Elie Maalouf in these plans for the year ended 31 December 2019 were:

£[a]

Director’s contributions to US Deferred Compensation Plan	235,675

Director’s contributions to US 401(k) Plan	19,500

Company contributions to US Deferred Compensation Plan	111,938

Company contributions to US 401(k) Plan	8,736

Age of Director at 31 December 2019	55

[a]	Sterling values have been calculated using an exchange rate of $1 = £0.78.

Variable pay

∎ APP (cash and deferred shares)

Operation

Award levels are determined based on salary as at 31 December 2019 on a straight-line basis between threshold and target, and target and maximum, and are based on achievement vs target under each measure:

•	Threshold is the minimum level that must be achieved for there to be an award in relation to that measure; no award is made for achievement below threshold.

•	Target is the target level of achievement and results in a target award for that measure.

•	Maximum is the level of achievement at which a maximum award for that measure is received (capped at 200% of salary).

For 2019, the Remuneration Committee set a threshold award level of 50% of target award (57.5% of salary).

The threshold award was subject to global affordability gates:

•	If operating profit from reportable segments was less than 85% of target, no award under net System Size growth and savings for reinvestment would be made; and

•	If operating profit from reportable segments was 85% or more, but less than 93% of target, half of any award under net System Size growth and savings for reinvestment would be made.

Net system size growth was also dependent on achieving at least four out of 10 of the global metrics for 2019.

There was also Committee discretion to adjust awards to consider factors such as IHG’s performance relative to competitors.

Other

Keith Barr received a lump sum of £150,000 in July 2018 to cover the transitional and transactional costs of localising to the UK. This was fully reported in the 2017 Annual Report, page 69.

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Report	101

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration

AUDITED

APP Outcome for 2019

The performance measures for the 2019 APP were operating profit from reportable segments (70%), net System Size growth (15%) and savings for reinvestment (15%) and were determined in accordance with the DR Policy. Target award was 115% of salary. The table below shows threshold, target and maximum opportunity, as well as weighting and actual 2019 achievement.

% of target award

APP
Performance		Achievement	Weighting	Weighted achievement
Operating profit from reportable segments: performance relative to target
Threshold	$807.8m	50%
Actual	$865.7m	98%	70%	69%
Target	$868.6m	100%
Maximum	$929.4m	200%
Net system size growth (k rooms)
Threshold	873.3	50%
Target	877.5	100%	15%	18%
Actual	878.4	121%
Maximum	881.7	200%
Savings for reinvestment
Threshold	$105.0m	50%
Target	$115.0m	100%	15%	15%
Actual	$115.0m	100%
Maximum	$125.0m	200%

Operating profit from reportable segments is a Non-GAAP measure and excludes certain items from operating profit. Additionally, in determining operating profit from reportable segments for APP purposes, budgeted exchange rates for the year are used and certain adjustments to reported 2019 operating profit from reportable segments were agreed by the Committee in order to ensure like-for-like comparison with the APP target set at the start of the year:

Operating profit from reportable segments
(at actual exchange rates) (see page 150)	$864.7m
Difference due to exchange rates	$1.0m
Operating profit from reportable segments, after adjustments (at 2019 budget exchange rates)	$865.7m

The total weighted achievement for Keith Barr, Paul Edgecliffe-Johnson and Elie Maalouf is 102% of target bonus (58.7% of capped maximum award). The APP award for 2019 was therefore 117.3% of salary for each.

Awards for 2019 are payable 50% in cash and 50% in deferred shares, vesting three years after the date of grant, in February 2023. The deferred share awards are made in the form of forfeitable shares that receive dividends during the three-year vesting period and include the right to vote at shareholder meetings. They are not subject to any further performance conditions.

Executive Director	Salary as at 31 December 2019 £000	Award as % of salary	Total value of award £000
Keith Barr	838	117.3	983
Paul Edgecliffe-Johnson	616	117.3	723
Elie Maalouf[b]	634	117.3	743

[b]	Elie Maalouf is paid in US dollars and the sterling equivalent is calculated using an exchange rate of $0.78.

 LTIP 2017/19 (shares)

Awards are made annually and eligible executives will receive shares at the end of that cycle, subject to achievement of the performance conditions. Conditions and weightings are described on page 103.

TSR measures the return to shareholders by investing in IHG relative to a comparator group containing the following major, globally branded competitors: Accor S.A.; Choice Hotels International Inc.; Hilton Worldwide Holdings Inc.; Hyatt Hotels Corporation; Marriott International, Inc.; Melia Hotels International S.A.; Millennium & Copthorne Hotels PLC; NH Hotel Group; and Wyndham Hotels & Resorts Inc., as per data provided by our corporate bankers sourced from Thomson Reuters Datastream. In respect of Wyndham Worldwide’s split into two publicly traded companies in May 2018, the performance of Wyndham Worldwide was tracked up until the split, followed by the performance of Wyndham Hotels & Resorts Inc. subsequent to the split.

Following the acquisition and delisting of Millennium & Copthorne Hotels PLC by City Developments Limited, a Singapore-based real estate company, it was removed from the comparator group for all active LTIP cycles (2017/19, 2018/20 and 2019/21).

The share price in respect of the 2016/18 LTIP cycle has been restated using the volume weighted average price of 4,565p on the date of actual vesting on 20 February 2019. The corresponding values shown in the 2018 report (prior to the actual vesting) were an estimate calculated using an average share price over the final quarter of 2018 of 4,193p.

Outcome for 2017/19 cycle

The performance measures for the 2017/19 three-year LTIP cycle were in line with the 2017 DR Policy. The table below shows threshold and maximum opportunity, as well as weighting and actual achievement, for each performance measure.

% of maximum opportunity

102	IHG | Annual Report and Form 20-F 2019

AUDITED

	Performance Targets

Performance measure and weighting	Target	% Vesting	Result	Achievement (% of maximum)	Weighting	Weighted achievement

Total Shareholder Return:	Maximum	Maximum	Outcome	47.2%	40%	18.9%
Three-year growth relative to average	84.1%	100%	54.9%
of competitors

40%	Threshold	Threshold
	39.9%	20%

Total Gross Revenue:	Maximum	Maximum	Outcome	100%	20%	20%
based on IHG’s performance against	3.71bn	100%	3.75bn USD
an absolute total gross revenue	USD

target	Threshold	Threshold
20%	2.60bn	20%
	USD

Net System Size Growth:	Maximum	Maximum	Outcome	100%	20%	20%
based on IHG’s performance against	107.4k	100%	116.4k rooms
an absolute NSSG target	rooms

20%	Threshold	Threshold
	75.1k	20%
	rooms

Cash Flow:	Maximum	Maximum	Reported Outcome	100%	20%	20%
based on IHG’s performance against	1.72bn	100%	1.6bn USD
an absolute cash flow target	USD

20%	Threshold	Threshold	Adjusted Outcome
	1.29bn	20%	1.85bn USD
	USD

Total achievement (% of maximum						78.9%
opportunity vested)

Adjustments to cash flow outcome

Over the performance period of the 2017-19 LTIP award, there have been a number of accounting standard changes and events that have impacted IHG’s cash flow that were unquantified or unforeseen when the original targets were set. The Committee carefully considered these and determined that it was appropriate to adjust the cash flow outcome for the impact of the events below in order to ensure that the outcomes are measured on a consistent basis with targets. An explanation of each adjustment is set out below and a reconciliation of the initial and adjusted outcome is set out to the right.

Adjustments due to changes in accounting standards:

The new accounting standards implemented during the period do not have an overall impact on Group cash flow, but do impact the LTIP target because of the reclassification of cash flows to different line items that are not included in the LTIP target:

•	IFRS 15: The System Fund interest receipt was reclassified from Cash Flow from Operations to the interest line.

•	IFRS 16: Operating leases cash flow has been reclassified from Cash Flow from Operations to interest and movements in net debt.

Adjustments due to events unforeseen when the targets were set:

•	Six Senses acquisition: the material acquisition cost of Six Senses in 2019 has been removed. The Committee considered it was appropriate to exclude the cash impact because it was not incorporated into the original target and the cash flow benefits of the acquisition will be long-term.

•	Comprehensive efficiency programme: There was additional Board approved expenditure as part of a three-year programme of savings to reinvest in the business for future growth, which was not budgeted for at the beginning of the 2017-19 plan when the targets were set. The benefits from this comprehensive efficiency programme are long-term, beyond the timescale of the plan period, so the Committee considered it appropriate to exclude the cost. Stretching targets with regards to these benefits will be reflected in future incentive plans.

•	Where applicable, the adjustments above will also apply to the cash flow outcomes of the 2018-20 and 2019-21 LTIP awards. These will be disclosed in full along with any other adjustments in the relevant year’s Directors’ Remuneration Report.

Cash flow definition for 2017-19 LTIP

Cash flow is defined as the cumulative annual cash generation over a three-year performance period. Cash generation is cash flow from Operations, excluding loyalty programmes and material movements in cash associated with the System Fund, and including net cash from investing activities.

Cash flow
Reconciliation	$bn
Reported cash flow from Operations	2.62
Net movement in loyalty programmes	(0.14)
Other movements relating to the System Fund	0.03
Net cash from investing activities	(0.91)
Reported outcome per definition	1.60
IFRS 15	0.03
IFRS 16	(0.17)
Six Senses acquisition	0.29
Comprehensive efficiency programme	0.10
Adjusted outcome	1.85

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Report	103

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

AUDITED

LTIP

Achievement against target is measured by reference to the three years ending 31 December 2019. This cycle will vest on 19 February 2020 and the individual outcomes for this cycle are shown below.

The share price of 4,847p used to calculate the 2017/19 LTIP cycle value shown in the single-figure table is the average over the final quarter of 2019.

			% of
		Maximum	maximum	Outcome	Total value	Value of award
		opportunity at grant	opportunity	(number of shares	of award	attributable to share
Executive Director	Award Cycle	(number of shares)	vested	awarded at vest)	£000	price appreciation
Keith Barr[a]	LTIP 2017/19	30,303	78.9%	23,908	1,159	135
	RSU 2017/19	2,160	100%	2,160	105	13
Paul Edgecliffe-Johnson	LTIP 2017/19	25,811	78.9%	20,364	987	120
Elie Maalouf[b]	LTIP 2017/19	21,822	78.9%	17,217	835	102
	RSU 2017/19	2,645	100%	2,645	128	16

[a]

Keith Barr received an increased award, pro-rated from 1 July 2017, for the 2017/19 LTIP in accordance with the DR Policy as a result of his appointment to the Board. Prior to this, he was granted 17,822 shares and 2,160 restricted stock units on 22 May 2017 with a market price of 4,257p per share.

[b]	The award for Elie Maalouf was granted prior to his appointment to the Board. Elie was also granted 2,645 restricted stock units on 22 May 2017 with a market price of 4,257p per share.

AUDITED

Other outstanding awards

Scheme interests awarded during 2018 and 2019

During 2018 and 2019, awards were granted under the LTIP cycle and made to each Executive Director over shares with a maximum value of 205% of salary using an average of the closing mid-market share price for the five days prior to grant, as in the table below. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period.

The vesting date for the 2018/20 LTIP award is the day after the announcement of our annual 2020 preliminary results in February 2021. These awards will vest, and shares will be transferred to the award-holder, to the extent performance targets are met.

The vesting date for the 2019/21 LTIP award is the day after the announcement of our annual 2021 preliminary results in February 2022. These awards will vest to the extent performance targets are met and will then be restricted for a further two years, transferring to the award-holder in February 2024.

The performance measures are as agreed in the 2017 Remuneration Policy. Total shareholder return, total gross revenue, net System Size growth and cash flow are measured by reference to the three years ending 31 December 2020 for the 2018/20 cycle and 31 December 2021 for the 2019/21 cycle. Minimum performance is equal to 20% of the maximum award.

			Market price	Face value of	Number of shares
		Maximum	per share at grant	award at grant	received if minimum
Executive Director	Award date	shares awarded		££000	performance achieved
2018/20 cycle
Keith Barr	8 May 2018	35,381	46.25	1,636	7,076
Paul Edgecliffe-Johnson	8 May 2018	24,830	46.25	1,148	4,966
Elie Maalouf	8 May 2018	24,426	46.25	1,130	4,885
2019/21 cycle
Keith Barr	10 May 2019	34,693	49.53	1,718	6,938
Paul Edgecliffe-Johnson	10 May 2019	25,509	49.53	1,263	5,101
Elie Maalouf	10 May 2019	25,802	49.53	1,278	5,160

AUDITED

Payments for loss of office

There were no payments for loss of office in 2019.

Pension entitlements

No Executive Director is entitled to any Defined Benefit pension or related benefit from IHG.

Payments to past Directors – benefits

Sir Ian Prosser

Sir Ian Prosser, who retired as a Director on 31 December 2003, had an ongoing healthcare benefit of £2,281 during the year.

104	IHG | Annual Report and Form 20-F 2019

AUDITED

Statement of Directors’ shareholdings and share interests

The Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individuals’ personal interests and those of shareholders.

Guideline Executive Director shareholding requirement

Executive Directors are required to hold shares equal to 300% of salary for the Chief Executive Officer and 200% for any other Executive Director within five years of their appointment. The number of shares held outright includes all directors’ beneficial interests and those held by their spouses and other connected persons. It also includes the net value of APP shares that are not currently subject to ongoing performance conditions but are subject to ongoing holding periods.

Percentages are calculated using the 31 December 2019 share price of 5,208p.

Prior to the introduction of post-employment shareholding requirements under the new Code, we introduced a condition under our DR Policy for the full guideline minimum shareholding requirement to continue for six months after cessation of employment and 50% of the requirement to continue for an additional six months.

Shares and awards held by Executive Directors as

at 31 December 2019: % of salary

[a]	Percentages have been calculated using a combined tax and social security rate of 47% for Keith Barr and Paul Edgecliffe-Johnson and a rate of 45.1% for Elie Maalouf.

Current Directors’ shareholdings

The APP deferred share awards are not subject to performance conditions. Details on the performance conditions to which the unvested LTIP awards are still subject can be found on page 103.

Shares and awards held by Executive Directors as at 31 December 2019: number of shares

							Total number of
	Number of shares held outright		APP deferred share awards		LTIP share awards (unvested)		shares and awards held
	2019	2018	2019	2018	2019	2018	2019	2018
Keith Barr	52,832	42,782	32,697	28,262	102,537	97,211	188,066	168,255
Paul Edgecliffe-Johnson	38,562	25,669	25,637	26,742	76,150	87,482	140,349	139,893
Elie Maalouf[a]	43,652	24,773	32,591	42,058	74,695	82,694	150,938	149,525

[a]	Includes 35,961 shares granted prior to appointment to the Board

Other information relating to Directors’ remuneration

Consideration of use of discretion

As discussed on page 72, the 2019 Financial Statements include impairments relating to Kimpton hotel management agreements acquired in 2015 and the UK hotel portfolio acquired in 2018 and, in this context, the Committee discussed whether the formulaic outcomes in relation to the APP 2019 and LTIP 2017/19 cycle were appropriate.

The Kimpton impairment does not relate to goodwill, which is unaffected. Since the acquisition of Kimpton Hotels & Restaurants in 2015, the intrinsic value of the brand has increased with over 40 new hotels signed into the pipeline and accelerated international expansion. The Committee considered that these factors outweigh the impact of the impairment.

Cash paid on acquisition of the UK portfolio was $9m, with the goodwill recognised being attributable to the future trading potential of the hotel operations. The impairment has been driven by challenging trading conditions experienced across the UK hotel industry. The Committee took into consideration the strategic importance of the acquisition; three of the UK portfolio have been converted to voco hotels, which has been a key driver of the 33 signings since launch of that brand, three of the portfolio have been converted to Kimpton hotels, which has had a significant influence on the international growth of that brand.

Having considered all these matters in the round, including the solid performance of the Company over the relevant periods, the Committee concluded that it was not necessary to exercise discretion relating to 2019 outcomes.

Dividends paid to Executive Directors

A final dividend for 2018 of 60.4p per ordinary share (78.1¢ per ADR) was paid on 14 May 2019 to shareholders on the Register of members at the close of business on 29 March 2019.

A special dividend of 203.8p per ordinary shares (262.1¢ per ADR) was paid on 29 January 2019 to shareholders on the Register at the close of business on 11 January 2019.

An interim dividend of 32.0p per ordinary share (39.9¢ per ADR) was paid on 3 October 2019 to shareholders on the Register of members at the close of business on 30 August 2019.

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Report	105

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Relative performance graph

InterContinental Hotels Group PLC is a member of the FTSE 100 share index, and the graph below shows the Company’s Total Shareholder Return (TSR) performance from 31 December 2008 to 31 December 2019, assuming dividends are reinvested, compared with the TSR performance achieved by the FTSE 100.

Chief Executive Officer’s remuneration

The table below shows the Chief Executive Officer’s single figure of total remuneration for the 10 years to 31 December 2019.

Single figure	CEO	2010	2011	2012	2013	2014		2015	2016	2017		2018	2019
Single figure of remuneration	Keith Barr									2,161	[a]	3,143	3,317
(£000)	Richard Solomons		4,724	4,881	3,131	6,611	[b]	3,197	3,662	2,207	[c]
	Andrew Cosslett	5,430	3,770
Annual incentive received	Keith Barr									69.7		84.1	58.7
(% of maximum)	Richard Solomons		83.0	68.0	74.0	74.0		75.0	63.9	66.8
	Andrew Cosslett	100.0	43.3
Shares received under the LTIP	Keith Barr									46.1		45.4	78.9
(% of maximum)	Richard Solomons		73.9	100.0	59.0	56.1		50.0	49.4	46.1
	Andrew Cosslett	73.8	61.6

[a]

For Keith Barr, the 2018 figure includes a one-off cash payment for relocation costs in lieu of benefits received whilst on international assignment prior to CEO position, fully explained in the 2017 report.

[b]	For Richard Solomons, the 2014 figure includes a one-off cash payment in respect of pension entitlements which was fully explained in the 2014 report.

[c]	In respect of period 1 January to 30 June 2017.

CEO Pay Ratio

As we noted in last year’s Annual Report, pay ratios will differ significantly between companies, even within the same industry, depending on demographics and business model. Since last year’s report, we have acquired a number of UK hotel employing entities under the terms of management agreements relating to the UK Portfolio. Prior to this, under our largely franchised UK business model, the majority of hotel employees were not directly employed by IHG. The Group’s UK employee demographic, which previously consisted of largely professional, management and senior corporate roles, has therefore shifted significantly with the addition of a number of hotel employing entities including a large proportion of part-time and flexible-working support and service roles.

To illustrate the impact this has had on the pay ratio, the 2019 ratio is shown adjacent for both the full population and excluding the hotel employing entities. On a like-for-like population basis, the median ratio has increased from 47:1 in 2018 to 48:1 in 2019.

		25th		75th
		percentile	Median pay	percentile
Year	Method	pay ratio	ratio	pay ratio
Financial year ending 31 December 2018	Option
	C	71:1	47:1	29:1
Financial year ending 31 December 2019	Option
– Full population	C	177:1	119:1	58:1
Financial year ending 31 December 2019	Option
– Excluding new hotel employing entities	C	70:1	48:1	31:1

What drives the difference in pay between our CEO and other employees?

Pay ratios reflect how remuneration arrangements differ as responsibility increases for more senior roles within the organisation, for example:

•	A greater proportion of performance-related variable pay and share-based incentives applies for more senior executives, including Executive Directors, who will have a greater degree of influence over performance outcomes;

•	Additional and enhanced benefit provision, such as company car and healthcare benefits, apply as roles and responsibilities increase throughout the organisation;

106	IHG | Annual Report and Form 20-F 2019

•	Role-specific specialist plans apply in certain areas such as corporate reservations, sales, and hotel development. Incentive plans for General Managers of IHG owned, leased and managed lease and managed hotels commonly include targets based on gross operating profit, guest satisfaction and employee engagement. The target and maximum amounts that can be earned under these plans are typically a higher percentage of base salary for more senior employees, which in turn affects the pay ratio; and

•	Incentive plans for other corporate employees are typically based on a combination of individual performance and the Group’s operating profit from reportable segments.

Calculation methodology and supporting information

Option C has been selected for the identification of the percentile employees as, under this method, we are able to produce the most accurate total remuneration figure for all UK employees on a basis comparable with the statutory reporting for Executive Directors and using the data available at the time of producing the Annual Report. Specifically, this involves:

•	Starting with the April 2019 Gender Pay Gap salary, bonus and long-term incentive data for all UK employees;

•	Adjusting the value of total bonus so that it reflects only the amount earned in respect of FY 2018 and does not include the value of any deferred shares from the 2015 bonus which vested in 2019;

•	Adding the employer pension contribution from pension plan data as at April 2019; and

•	Adding non-cash benefit data (e.g. company car, healthcare, etc.) from the 2018/19 tax year P11D report.

Option C requires three UK employees to be identified as the equivalent of the 25th, 50th and 75th percentile. Having identified these employees, the 2019 total remuneration is calculated on the same basis as the CEO single total figure of remuneration. The only exception being that the bonus applicable to the relevant employees is assumed to be their respective target value, as the actual value is not known at the time of producing the Annual Report.

The 2019 salary and total pay for the individuals identified at the lower, median and upper quartiles are set out below:

Year		25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
Financial year ending	Salary £	38,437	53,639	75,151
31 December 2018	Total
	Remuneration £	43,679	65,614	107,464
Financial year ending	Salary £	17,884	25,883	47,700
31 December 2019	Total
– Full population	Remuneration £	18,786	27,766	57,383
Financial year ending	Salary £	40,989	59,088	77,030
31 December 2019
– Excluding new hotel	Total
employing entities	Remuneration £	47,645	69,464	106,545

Percentage change in remuneration of Chief Executive Officer

We believe that a group comprised of UK-based employees is an appropriate comparator for salary and taxable benefits because the structure and composition of remuneration for that group most closely reflects that of the UK-based Chief Executive Officer.

The table below shows the percentage change in the remuneration of the Chief Executive Officer compared with UK employees between 2018 and 2019. The salary figure for the UK employee population has been calculated using the 2019 budget for the annual pay review, taking into account any promotions/market adjustments made during the year. The taxable benefits figure is based on P11D taxable benefits for tax years ending 5 April 2018 and

2019. For the annual incentive, a group of executives, who report directly to the CEO, is used as a comparator group as they are subject to the same performance measures as the CEO.

	Chief Executive Officer (% change)	UK employees (% change)
Salary	5	3
Taxable benefits	15	3
Annual incentive	-26.8	-22.5

As reported in the 2018 Annual Report, Keith Barr’s salary was set below benchmark policy level on appointment as CEO and following strong performance in his first year in the role, he received an increase higher than that of the budget for the corporate UK workforce in 2019. The greater increase in the CEO’s taxable benefit is attributable to the increased cost of his healthcare benefit compared to that of the average of the rest of the UK workforce.

Relative importance of spend on pay

The chart below sets out the actual expenditure of the Group in 2019 and 2018, showing the differences between those years. Further information, including where 2018 figures have been restated, can be found on the Group Financial Statements starting on page 132 and the accompanying notes. For 2019, the total distributions to shareholders included a special dividend of 208.3p per share which was paid in January 2019.

Implementation of Directors’ Remuneration Policy in 2020

This section explains how the DR Policy will be applied in 2020 subject to a binding vote by shareholders at the 2020 AGM.

Salary: Executive Directors

Directors’ salaries are agreed annually in line with the DR Policy. The following salaries will apply from 1 April 2020.

Executive Director	Increase %	2020 £	2020 $	2019 £	2019 $
Keith Barr	2	855,000		838,200
Paul Edgecliffe-Johnson	2	628,700		616,300
Elie Maalouf[a]	2		828,500		812,200

[a]

Elie Maalouf is paid in US dollars and his annual base salary for 2019 and 2020 is shown in US dollars. The sterling equivalent values calculated using an exchange rate of $1 = £0.78 are: 2019 – £633,516 and 2020 – £646,230.

The increases above are in line with the budget for the wider UK and US corporate workforce.

LTIP and APP performance measures and targets

Full details of the measures and targets for the 2020 APP and 2020/22 LTIP cycle are contained in the separate DR Policy section on pages 112 to 113 of this report.

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Report	107

Governance

Directors’ Remuneration Report continued

Annual Report on Director’s Remuneration continued

AUDITED

    Single total figure of remuneration: Non-Executive Directors

	Committee	Date of original	Fees £000		Taxable benefits £000		Total £000
Non-Executive Director	appointments	appointment	2019	2018	2019	2018	2019	2018
Patrick Cescau		01/01/13	435	422	14	20	449	442
Anne Busquet		01/03/15	77	74	5	7	82	81
Ian Dyson		01/09/13	102	99	2	3	104	102
Jo Harlow		01/09/14	102	99	2	2	104	101
Luke Mayhew		01/07/11	77	74	2	2	79	76
Jill McDonald		01/06/13	90	87	2	4	92	91
Dale Morrison		01/06/11	110	107	11	66	121	173
Malina Ngai		01/03/17	77	74	8	4	85	78

See page 79 for Board and Committee membership key and attendance.

Fees: Fees paid are in line with the DR Policy.

Benefits: For Non-Executive Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under concessionary HM Revenue and Customs rules, non-UK based Non-Executive Directors are not subject to UK tax on travel expenses to/from the UK as long as they remain non-UK resident; this is reflected in the taxable benefits for Anne Busquet, Malina Ngai and Dale Morrison.

Incentive awards: Non-Executive Directors are not eligible for any incentive awards.

Pension benefit: Non-Executive Directors are not eligible for any pension contributions or benefit.

Shares held by Non-Executive Directors as at 31 December 2019:

The Non-Executive Directors who held shares are listed in the table below:

Non-Executive Director	2019[b]	2018
Patrick Cescau	3,605	3,795
Jo Harlow[a]	950	1,000
Luke Mayhew	1,305	1,373
Dale Morrison[a]	2,960	3,116

[a]	Shares held in the form of American Depositary Receipts.

[b]	2019 shares were subject to a share consolidation on 14 January 2019 on the basis of 19 new ordinary shares for every 20 existing ordinary shares.

Fees: Non-Executive Directors

The fees for Non-Executive Directors are reviewed and agreed annually in line with the DR Policy. The fee levels for 2020 will be as follows:

Non-Executive Director	Role	2020 £000	2019 £000

Patrick Cescau	Chair of the Board	444	435

Anne Busquet	Non-Executive Director	78	77

Arthur de Haast	Non-Executive Director	78	–

Ian Dyson	Chair of Audit Committee	104	102

Jo Harlow	Chair of Remuneration Committee	104	102

Luke Mayhew	Non-Executive Director	78	77

Jill McDonald	Chair of Corporate Responsibility Committee	92	90

Dale Morrison	Senior Independent Non-Executive Director	112	110

Malina Ngai	Non-Executive Director	78	77

Board Committee membership key
Audit Committee member	Remuneration Committee member
Corporate Responsibility Committee member	Chair of a Board Committee
Nomination Committee member

108	IHG | Annual Report and Form 20-F 2019

Remuneration Committee details

Key objectives and summary of responsibilities

The Remuneration Committee agrees, on behalf of the Board, all aspects of the remuneration of the Executive Directors and the Executive Committee, and agrees the strategy, direction and policy for the remuneration of the senior executives who have a significant influence over the Group’s ability to meet its strategic objectives. Additionally, the Committee reviews wider workforce pay policies and practice to ensure alignment with strategy, values and behaviours and takes this into account when setting Executive Director remuneration. The Committee’s role and responsibilities are set out in its Terms of Reference (ToR) which are reviewed annually and approved by the board.

The ToR are available on IHG’s website at www.ihgplc.com/investors under Corporate governance.

The Committee’s key focus areas during the year have been:

•	Reviewing the Director’s Remuneration Policy and associated feedback from stakeholders as part of the consultation process on potential Policy changes; and

•	Evaluating potential measures and targets for 2020+ short and long-term incentive plans.

Membership and attendance at meetings

Details of the Committee’s membership and attendance at the meetings are set out on page 79.

During 2019, the Committee was supported internally by the Chair, the Group’s CEO and CFO, and the heads of Human Resources and Reward as necessary. All attend by invitation to provide further background information and context to assist the Committee in its duties. They are not present for any discussions that relate directly to their own remuneration or where their attendance would not be appropriate.

Reporting to the Board

The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members for review and comment.

Stakeholder engagement

As part of the DR Policy review undertaken in 2018 and 2019, the Chair of the Remuneration Committee met with a number of our largest shareholders, proxy voting agencies and industry bodies, such as the Investment Association, to discuss our remuneration policy design and its link to business strategy. In terms of employee engagement, the Company’s twice-yearly global engagement survey addresses employee satisfaction, covering a number of areas including competitive pay and benefits; and, during the year, the Committee reviewed key aspects of wider workforce remuneration policy and practice and its alignment with executive pay. As explained in the DR Policy on page 116 to 117, these stakeholder engagement processes have informed our review of executive director remuneration.

The Company’s approach to wider workforce engagement under the Corporate Governance Code is set out on pages 32 to 33.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board. During 2019, the Committee was also reviewed as part of the external Board evaluation process, where it was concluded that the Committee remains effective (see page 86).

Other focus areas and activities

In addition to the DR Policy review and stakeholder consultation process, the other focus areas and activities discussed by the Committee during 2019 were:

•	Reviewing and approving the 2018 annual and long-term incentive results for the Executive Directors and other members of the Executive Committee;

•	Reviewing and approving 2019 measures and targets for annual and long-term incentive plans;

•	Monitoring 2019 performance against agreed targets as well as in the wider business context;

•	Reviewing wider workforce remuneration policy and practice;

•	Tender process for remuneration advisory services to the Committee.

Remuneration advisers

PricewaterhouseCoopers LLP continued to act as independent adviser to the Committee throughout 2019. However, as part of the transition process for its role as IHG’s statutory auditor for the 2021 financial year, the Committee undertook a competitive tender process and appointed Deloitte LLP as its adviser going forward. In order to ensure a full and efficient transfer of responsibilities, Deloitte were appointed and commenced work for the Committee in October 2019 and PwC will formally step down in early 2020.

PwC and Deloitte are both members of the Remuneration Consultants Group and, as such, operate under the code of conduct in relation to executive remuneration consulting in the UK. The Committee is satisfied that the advice received is objective and independent. Fees of £136,549 were paid to PwC and £6,000 to Deloitte in respect of advice provided to the Committee in 2019. This was in the form of an agreed fee for support in preparation of papers and attendance at meetings, with work on additional items charged at hourly rates. The terms of engagement for Deloitte are available from the Company Secretary’s office upon request.

Voting at the Company’s AGMs

There was no binding vote in respect of the DR Policy at the 2019 AGM as it remained unchanged from 2017.

The outcome of the votes in respect of the DR Policy and Report for 2017 to 2019 are shown below:

	Directors’ Remuneration Policy (binding vote)					Directors’ Remuneration Report (advisory vote)
AGM	Votes for		Votes against		Abstentions	Votes for		Votes against		Abstentions
2019	–		–		–	120,939,401		23,116,948		3,867,287
						(83.95%	)	(16.05%	)
2018	–		–		–	118,770,985		25,486,193		2,664,237
						(82.33%	)	(17.67%	)
2017	120,328,350		5,332,320		261,819	119,155,451		4,426,549		2,340,489
	(95.76%	)	(4.24%	)		(96.42%	)	(3.58%	)

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Report	109

Governance

Directors’ Remuneration Policy

The Committee will consider the Remuneration Policy annually to ensure it remains aligned with strategic objectives. However, subject to approval by shareholders at the 2020 AGM, it is intended that the policy set out below will apply for three years from 2020; if any amendments need to be made to the policy within that timeframe, it will first be presented to be voted upon by shareholders. Where there have been changes to elements from the last policy, these are set out for each element in the table below. The reasons for the changes are described in the Remuneration Committee Chair’s statement on pages 96 to 98.

Future policy table

Salary	100% cash	No change in policy

Link to strategy	To attract and retain the key talent responsible for delivering our strategic objectives. Recognises the value of the role and the individual’s skill, performance and experience.

Operation	Base salary is reviewed annually and fixed for 12 months from 1 April. In reviewing salaries, the Committee may consider:

• business performance;

• personal performance;

• the average salary increases for the wider IHG workforce; and

• current remuneration assessed against comparable opportunities for an individual to ensure competitiveness.

Maximum opportunity	Over the policy period, salaries for current Executive Directors will increase, subject to individual performance, in line with the range of increases applying to the corporate UK and US employee population, except where there is a change in role or responsibility, or another need arises to reassess the competitiveness of salary which warrants either a lesser or a more significant increase. Any such change will be fully explained.

Newly promoted or recruited Executive Directors may, on occasion, have their salaries set below the conventional remuneration level while they become established in role. In such cases, salary increases may be higher than the corporate UK and US employee population until the target positioning is achieved.

Performance framework	The results of an individual’s annual performance appraisal are considered when reviewing salary levels.

Benefits		No change in policy

Link to strategy	To attract and retain the key talent responsible for delivering our strategic objectives with competitive benefits which are consistent with an individual’s role and location.

Operation	IHG pays the cost of providing the benefits on a monthly basis or as required for one-off events.

Maximum opportunity	The value of benefits is dependent on location and market factors. Benefits may include the cost of independent financial advice, car allowance/company car, private healthcare/medical assessments, life insurance, and other benefits provided from time to time. Benefits would be restricted to the typical level for the role and location of an Executive Director. Benefits may also include relocation and expatriate or international assignment costs where appropriate, including for example:

• cost of living allowance;

• travel costs;

• housing allowance;

• professional advice;

• education allowances;

• tax equalisation;

• medical expenses; and

• relocation allowance.

Relocation and expatriate or international assignment costs would be restricted to the typical level for the role and location of an Executive Director.

Performance framework	None.

Pension

Link to strategy	To attract and retain the key talent responsible for delivering our strategic objectives with appropriate contribution rates to provide funding for retirement.

Operation	UK Executive Directors are eligible to join the IHG UK Defined Contribution Pension Plan (UK Plan). A cash allowance in lieu of pension contributions is offered, for example, where pension contributions would be less efficient than cash.

Non-UK Executive Directors may be eligible for an alternative local company retirement plan, for example, a DC 401(k) Plan and a DC Deferred Compensation Plan currently operating in the US.

Maximum opportunity	Salary is the only element of remuneration that is pensionable and the current maximum employer contribution level for executives in the UK Plan is shown below. Other contribution rates may apply in alternative non-UK local retirement plans and the Committee has the discretion to reduce or increase employer contribution rates for Executive Directors in exceptional circumstances where conditions so warrant.

New for 2020 Policy:

•  The maximum pension contributions and/or cash allowance for new UK Executive Directors will be aligned with the maximum employer contribution rate available to all other participants in the UK Plan (from April 2020, this will be 12%).

•  Incumbent UK Executive Directors have agreed to a voluntary reduction in pension provision by the end of 2022 such that the value will align on the same basis as above with effect from 1 January 2023.

Performance framework	None.

The policy will be available to view at www.ihgplc.com/investors under Corporate governance.

110	IHG | Annual Report and Form 20-F 2019

Annual Performance Plan (APP)	50% cash and 50% IHG PLC shares deferred for three years	No change in policy

Link to strategy	• Drives and rewards annual performance against both financial and non-financial metrics.

• Aligns individuals and teams with key strategic priorities.

• Aligns short-term annual performance with strategy to generate long-term returns to shareholders.

Operation	• Awards are made annually, 50% in cash after the end of the relevant financial year and 50% in the form of share awards which vest after three years subject to leaver provisions.

• The Committee has discretion to make awards wholly in cash rather than part-cash and part-shares, in exceptional circumstances.

• The share awards are made in the form of conditional awards or forfeitable shares, the latter having the right to receive dividends and vote at general meetings.

• Malus and clawback apply to these awards. See page 115 for details.

•  The Committee may exercise reasonable discretion to adjust an award made under the APP upwards or downwards after application of the performance measures to take into account any relevant factors, including but not limited to, performance relative to IHG’s competitors and extent of achievement across all measures, provided that in no case will an award exceed the maximum opportunity stated.

Maximum opportunity	The maximum annual award is capped at 200% of salary.

Performance framework	• 70% is based on the achievement vs target of an operating profit measure.

•  30% is based on a mixture of strategic and/or personal measures which are reviewed annually and the weighting, measures and targets are determined by the Committee and set in line with key strategic priorities.

• Target award is 115% of salary; threshold is up to 50% of target award for each measure.

New for 2020 Policy:	Malus and clawback has been extended. See page 115 for details.

Measures for 2020 will be operating profit from reportable segments (70%) and Net System Size Growth (30%) – see page 112 for further detail.

Long Term Incentive Plan (LTIP)	100% IHG PLC shares

Link to strategy	Drives and rewards delivery of sustained long-term performance on measures that are aligned with the interests of shareholders.

Operation

•  Annual grants of conditional awards of shares subject to a performance period of three years or such longer period as the Committee determines, subject to the achievement of corporate performance targets.

• The Committee may also impose such post-vesting holding periods as it may, at its discretion, determine.

• The Committee also has discretion to make awards in cash rather than shares, in exceptional circumstances.

• Malus and clawback applies to awards. See page 115 for details.

Maximum opportunity	The maximum annual award is up to 350% of salary for the CEO and up to 275% of salary for other Executive Directors.

Performance framework	• The measures are reviewed and may be changed by the Committee annually to ensure alignment with strategic objectives.

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

•  The Committee will review the vesting outcomes under the LTIP measures at the end of each three-year cycle against an assessment of Group earnings, the quality of financial performance and growth over the period, including relative growth against the market, and the efficient use of capital. If the Committee determines that the vesting outcomes do not appropriately reflect the performance of the Group, it will consider applying discretion to increase or reduce the number of shares that vest. The performance and vesting outcomes and any use of discretion will be fully disclosed and explained in the relevant Directors’ Remuneration Report.

New for 2020 Policy:	The maximum opportunity has been increased from 205% to 350% of salary for the CEO and to 275% of salary for other Executive Directors. See the Chair’s statement on pages 96 to 98 for rationale.

A post-vest holding period, typically of two years, may apply. See the Chair’s statement on pages 96 to 98 for rationale.

Malus and clawback have also been extended. See page 115 for details.

Measures for the 2020/22 cycle are Total Shareholder Return (30%); Relative Net System Size Growth (30%) subject to a Return on Capital Employed underpin; Cash Flow (20%) and Total Gross Revenue (20%) – see page 113 for further details.

Shareholding requirements

New for 2020 Policy:	• Subject to maximum LTIP quantum outlined above, the guideline shareholding requirement will increase to 500% for the CEO and 300% for other Executive Directors.

• This shareholding can include the net value of unvested shares that are not subject to any further performance conditions.

•  Executive Directors are expected to hold all shares earned (net of any share sales required to meet personal tax liabilities), until the previous guideline shareholding requirement is achieved (300% for the CEO and 200% for other Executive Directors) and 50% of all subsequent shares earned (net of any share sales required to meet personal tax liabilities) until the new guideline shareholding is met.

Post-Employment Shareholding	• The full guideline shareholding requirement will continue for six months, and 50% of the requirement for a further six months, post-cessation of employment.

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Policy	111

Governance

Directors’ Remuneration Policy continued

Illustrative scenarios

Shown below are illustrations of the value that could be received by each Executive Director under the Directors’ Remuneration Policy in respect of 2020, showing:

•	minimum, which includes salary, benefits and employer pension contributions only (total fixed pay);

•	on-target, which includes total fixed pay and assumes an on-target award for the APP (115% of salary) and 50% of maximum LTIP award vesting; and

•	maximum, which includes total fixed pay and a maximum award under the APP and LTIP.

•	maximum plus share price growth, which includes total fixed pay, a maximum award under the APP and a 50% share price increment for LTIP.

The salaries included are those that will apply from 1 April 2020. The benefit values included are estimates.

Old Policy (£000)	New Policy (£000)

Keith Barr	Keith Barr

Paul Edgecliffe-Johnson	Paul Edgecliffe-Johnson

Elie Maalouf	Elie Maalouf

Notes to future policy table

In designing the new Remuneration Policy, the Committee followed a detailed decision-making process which included discussions on the proposals at nine Remuneration Committee meetings. The Committee considered multiple approaches and their possible impact, and sought input from management as well as advice from its independent advisors on market practice and shareholder expectations to inform the discussions. An extensive shareholder consultation exercise was also undertaken. To avoid any conflict of interest, no Executive Directors were present for Committee conversations relating to their own pay.

Measures for 2020 APP

Measure	Definition	Weighting (%)	Performance objective
Operating profit from reportable segments	A measure of IHG’s operating profit from reportable segments for the year	70	Achievement against target

Net System Size growth	Increase in absolute number of rooms	30	Achievement against target

Why have we chosen these measures?

In line with the DR Policy, the 2020 APP measures will be 70% based on a measure of operating profit and 30% based on other key strategic measures that are reviewed annually and set in line with business priorities. Operating profit from reportable segments is a focal measure of business performance for our shareholders and is a function of other critical measures, such as RevPAR, profit margin and fee revenues. Having reviewed a number of potential strategic measures, the Committee has determined that, for 2020, it is particularly important to the Company’s strategic objectives to incentivise and reward management for achieving a stretching target for absolute net System Size growth over the next year. In a potentially more muted RevPAR environment, this aligns with our focus on growth to drive our continued success. While there is also an NSSG element in the LTIP, it is of a different nature due to the three-year timescale and relative measurement and reflects our longer-term growth ambition.

The Committee retains the flexibility to change the measures and/or weightings during the life of the policy and will consult with shareholders as appropriate on any proposed changes.

How are performance targets set?

Targets may be set relative to budget and/or by reference to prior results and may contain a performance range to incentivise outperformance and minimum performance levels relative to budget and/or prior experience to ensure that poor performance is not rewarded. The 2020 targets are set by the Committee and senior management, taking into account IHG’s growth ambitions, market expectations and the circumstances and relative performance at the time, with the aim of setting stretching achievement targets for senior executives which will reflect successful outcomes for the business based on its strategic objectives for the year. It is important to note that for 2020, the targets and payment schedule for both operating profit from reportable segments and NSSG are set in an environment of greater uncertainty than in recent years.

112	IHG | Annual Report and Form 20-F 2019

Measures for 2020/22 LTIP cycle

Measure	Definition	Weighting (%)	Performance objective
Relative Total Shareholder Return (TSR)	IHG’s performance against a comparator group of global hotel companies. TSR is the aggregate of share price growth and dividends paid, assuming reinvestment of dividends in the Company’s shares during the three-year performance period.	30

Threshold – median of comparator group (20% of TSR element vests);

Maximum – upper quartile of comparator group (100% of TSR element vests); and

Vesting will be on a straight-line basis in between the two points above.

Relative Net System Size Growth with ROCE underpin	IHG’s aggregated compound annual growth rate (CAGR) against our six largest competitors with over 500k rooms: Marriott International, Inc., Hilton Worldwide Holdings Inc., Accor S.A., Jin Jiang International Holdings Company Limited, Wyndham Hotels & Resorts Inc., Choice Hotels International Inc. Targets will be set based on increased room count that is consistent with the relevant company’s business plan objectives and practice as at the start of the LTIP cycle.	30

Threshold – Fourth ranked competitor excluding IHG (20% of NSSG element vests);

Maximum – First ranked competitor excluding IHG (100% of NSSG element vests); and

Vesting will be on a straight-line basis in between the two points above.

This measure is subject to the achievement of a Return on Capital Employed underpin. See below for further details.

Absolute Cash Flow	Cumulative annual cash generation over three-year performance period.	20	Threshold – US 1.91bn (20% of cash flow element vests); Maximum – US 2.54bn (100% of cash flow element vests); and Vesting will be on a straight-line basis in between the two points above.

Absolute Total Gross Revenue (TGR)	Cumulative increase over three-year performance period.	20	The targets for this measure are, in the opinion of the Directors, commercially sensitive, and will therefore be disclosed in full retrospectively at the end of the LTIP cycle. Disclosures in advance would give IHG’s major competitors an unfair commercial advantage, providing them with access to key financial and growth targets from IHG’s three-year plan. These competitors would not be subject to the same obligation to make such information available, as they are either unlisted or listed on a stock exchange other than the London Stock Exchange.

Operation of Return on Capital Employed (ROCE) underpin

The Committee has the discretion to reduce the amount of the award vesting under the net System Size growth measure by any amount, including to zero, in the event that a Return on Capital Employed (ROCE) falls below a predetermined level over the period of an LTIP cycle. The extent of reduction would be determined taking into consideration criteria including:

•	the reason the ROCE underpin has not been met;

•	the impact on other metrics, including cash flow and total gross revenue; and

•	the materiality of the circumstances under which the underpin has not been met.

ROCE is defined as operating profit from reportable segments divided by Capital Employed. For Capital Employed, we expect to define this as Total Assets less Current Liabilities, adjusted for deferred revenue and deferred tax assets/liabilities. At the end of each cycle, the Committee will agree the appropriate capital base of the Company taking into account any short-term impacts that are not part of the long-term capital of the business.

For the 2020/22 LTIP cycle, the underpin has been set at an appropriate level in order to protect shareholder interests without disincentivising the pursuit of long-term strategically advantageous return-enhancing opportunities, which could have a short-term impact on ROCE. The underpin level will be disclosed in the 2020 AGM notice and performance and vesting outcomes and any use of discretion will be fully disclosed and explained in the relevant Directors’ Remuneration Report.

Why have we chosen these measures?

We believe that TSR continues to be a key measure of long-term success and aligns the interests of Executive Directors with those of shareholders. A net System Size growth (NSSG) measure will remain but, reflecting our industry-leading growth ambition, this will have a relative performance target measured against our closest competitors and the weighting for this measure will increase from 20% to 30%. To balance the delivery of strong growth whilst maintaining high returns, the NSSG measure will be subject to a Return on Capital Employed underpin, as described opposite.

There is no change to the 2020/22 cash flow measure to deliver consistent, sustained growth in cash flows and profits over the long term and the total gross revenue measure, which includes food and beverage income from owned and managed hotels and reflects our diverse income sources. Together, we believe these measures represent the right balance of focus on growth and quality and position our executive remuneration in line with both our long-term strategic aims and the expectations of our shareholders.

How are performance targets set?

Targets may be set relative to the expected outcomes of IHG’s long-range business plan and other long-term strategic objectives and may contain a performance range to incentivise outperformance and minimum performance levels to ensure that poor performance is not rewarded. The targets for the 2020/22 LTIP are set by the Committee, taking into account IHG’s long-range business plan, market expectations and the circumstances and relative performance at the time, with the aim of setting stretching achievement targets for senior executives which will reflect successful outcomes for the business based on its long-term strategic objectives.

The comparator group of companies against which TSR outcomes are measured for the 2020/22 cycle comprises of the following major, globally branded competitors: Accor S.A.; Choice Hotels International Inc.; Hilton Worldwide Holdings Inc; Hyatt Hotels Corporation; Marriott International Inc.; Melia Hotels International S.A.; NH Hotel Group; and Wyndham Hotels & Resorts Inc. The Committee reviews the comparator group each year and may make changes for future cycles if appropriate.

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Policy	113

Governance

Directors’ Remuneration Policy continued

Alignment of remuneration policy with the 2018 Code

2018 Code provision:	How the Remuneration Committee applies the principle
Clarity

Remuneration arrangements should be transparent and promote effective engagement with shareholders and the workforce.

Through the combination of short and long-term incentive plan measures, the DR Policy is structured to support financial objectives and the strategic priorities of the business which deliver shareholder returns and long-term value creation. Further alignment with shareholder interests is driven by the significant proportion of share-based incentives and Executive Director shareholding requirements.

As shown on page 100, our reward policies are aligned and include a proportion of performance-related reward throughout the organisation, driving engagement for the whole of the workforce.

We always seek to report our DR Policy and performance-related remuneration measures, targets and outcomes in a clear, transparent and balanced way, with relevant and timely communication with all of our stakeholders, including shareholders. See pages 116 to 117 for further information on how we engage with stakeholders on remuneration matters.
Simplicity

Remuneration structures should avoid complexity and their rationale and operation should be easy to understand.	Our remuneration structure comprises straightforward, conventional and well-understood components:
	•	Fixed pay: base salary, pension and benefits that are consistent with role and location and are designed to attract and retain talent.
•

Short-term incentive: annual performance-related bonus which incentivises and rewards the delivery of financial and non-financial strategic objectives. For senior employees, a proportion of this bonus (50% for Executive Directors) is paid in cash and the remainder deferred in shares for a period of three years.

	•	Long-term incentive: a share-based award which incentivises performance over a three-year period, based on measures which drive long-term sustainable growth and value creation.
Risk

Remuneration arrangements should ensure reputational and other risks from excessive rewards, and behavioural risks that can arise from target-based incentive plans, are identified and mitigated.

Our DR Policy contains a number of elements to ensure that it drives the right behaviours to incentivise the Executive Directors to deliver long-term sustainable growth and shareholder returns and to reward them appropriately:

	•	The maximum short and long-term incentive awards are capped as a % of salary.
	•	The Committee has clear discretion policies, linked to specific measures where necessary, to override formulaic outcomes.
	•	Executive Directors agree to clear and comprehensive malus and clawback provisions under which awards may be reduced, rescinded or claimed back.
	•	Significant shareholding requirements apply for Executive Directors, including the deferral of 50% of bonus in shares; a post-vesting holding period for LTIP shares and minimum shareholding requirements for both during and after employment.
Predictability

The range of possible values of rewards to individual directors and any other limits or discretions should be identified and explained at the time of approving the policy.	The range of possible values of rewards for Executive Directors is clearly disclosed in graphical form both at the time of approving the policy and in the annual implementation report:
•

See the charts on page 112 showing the potential future reward opportunity for the Executive Directors split between fixed, target and maximum remuneration scenarios and the effect of future share price increases on the LTIP assuming share price growth of 50% over the period.

	•	See the charts on page 99 showing the minimum, target and maximum potential outcomes for the year.
Proportionality

The link between individual awards, the delivery of strategy and the long-term performance of the Company should be clear and outcomes should not reward poor performance.	As shown on pages 112 and 113, individual rewards are aligned to the delivery of strategic business objectives. The Committee sets robust and stretching targets to ensure that there is a clear link between the performance of the Group and the awards made to the Executive Directors and others; and that poor performance is not rewarded. The powers of discretion set out in the DR Policy on page 111 further strengthen the Committee’s ability to ensure that award outcomes reflect business performance and context in both absolute and relative terms.

Alignment to culture

Incentive schemes should drive behaviours consistent with the Company purpose, values and strategy.	As set out on pages 24 and 26, IHG has a clear purpose and well-established values and behaviours. Our Strategic Model for high-quality growth explained on page 18 and the KPIs which underpin the delivery of our strategy are shown on pages 42 to 45. Page 42 also sets out how our short and long-term incentive plans are aligned to these strategic objectives. We show on page 100 how other elements of reward, such as salary reviews and, across the wider workforce, the short-term incentive plan and our global recognition scheme reward employees for performance and actions which demonstrate our values and behaviours.

114	IHG | Annual Report and Form 20-F 2019

Dilution of Company shares

Incentive plan rules provide that issuance of new shares or reissued treasury shares, when aggregated with all other share schemes, must not exceed 10% of issued share capital in any rolling 10-year period.

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

Other leaver: no award for year of termination, other than in case of termination after end of performance period but before award date (in which case cash portion only of award will be paid), and in exceptional circumstances subject to Committee discretion.

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

Death: accelerated vesting unless Committee decides otherwise.

Unvested LTIP awards	Good leaver: vest on usual vesting date to the extent that performance conditions are met, other than in exceptional circumstances subject to Committee discretion. Number of shares vesting is pro-rated to date of termination, or other date subject to Committee discretion.

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

Good leaver status will be applied in accordance with the rules of the APP and LTIP, where applicable, and will normally include retirement with Company agreement, ill-health, the individual’s employing company or business ceasing to be part of the Group or redundancy. In the case of the LTIP rules, the Committee has discretion to apply good leaver status and, in doing so, will consider factors such as personal performance and conduct, overall Group performance and the specific circumstances of the Executive Director’s departure including, but not restricted to, whether the Executive Director is leaving by mutual agreement. The Committee would only seek to exercise this and its other discretions under the APP and LTIP plan rules in exceptional circumstances and the application of any such discretion would be disclosed in full as required in the relevant announcement and Annual Report on Directors’ Remuneration.

Use of discretion by the Remuneration Committee

1. Malus and clawback in incentive plans

The APP and LTIP rules allow the Committee discretion to reduce the level of unvested share awards if circumstances occur that, in the reasonable opinion of the Committee, justify a reduction in one or more awards granted to any one or more participants.

Malus provisions relate to unvested awards only. Clawback provisions apply to Executive Directors in respect of the APP cash awards and LTIP cycle awards from 2015/17 onwards. The provision applies for three years from the date of payment (for the APP cash award) and the date of vesting (for the LTIP award).

In respect of APP awards from 2020 onwards and LTIP awards from 2020/22 onwards, the circumstances in which the Committee may consider it appropriate to exercise its discretion for malus and/or clawback are extended to include the following:

•	an event or series of events occurs which the Committee consider to constitute corporate failure of the Company or the Group;

•	there has been a material misstatement, error, or misrepresentation in the financial statements of the Group, any member of the Group, or any business unit or undertaking for which the Participant has significant responsibility (other than as a result of a change in accounting practice);

•	an award was granted or vests on the basis of erroneous or misleading information, assumptions or calculations;

•	the action or conduct of a Participant, in the reasonable opinion of the Committee, amounts to fraud or gross misconduct;

•	the Participant leaves office or employment by reason of summary dismissal by any member of the Group or where the Committee subsequently determines that, prior to leaving, circumstances had arisen which would have justified the Participant’s summary dismissal;

•	serious reputational damage or significant financial loss to the Company, any member of the Group or a relevant business unit arises as a result of the Participant’s conduct, misconduct or otherwise; or

•	any other triggers or circumstances occur which the Committee determines justifies the application of malus and/or clawback. This may include, where appropriate, negligence on the part of the Executive Directors.

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Policy	115

Governance

Directors’ Remuneration Policy continued

These features help ensure alignment between executive reward and shareholder interests and are in line with Corporate Governance Code guidance. All Executive Directors are required to sign (electronically in respect of LTIP awards) forms of acceptance at the time of grant to indicate their acknowledgement and agreement that awards are subject to malus and clawback.

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

The discretions that can be applied in the case of leavers under the APP and LTIP are set out in the section ‘Policy on payment for loss of office’ on page 115.

The discretions that can be applied in respect of the APP and LTIP in the event of corporate transactions, such as a takeover or merger, include the ability to determine:

•	the period for which awards may be pro-rated;

•	whether awards are payable as cash or shares;

•	the vesting date for awards and whether or not they may be accelerated;

•	if a transaction occurs prior to the end of a performance period, the extent to which performance conditions have been met;

•	in the event that a transaction involves the exchange of IHG PLC shares for shares in another company, whether existing share awards may be replaced by an appropriate proportion of shares in a new company; and

•	any such action as it may think appropriate if other events happen which may have an effect on awards

Any exercises of discretion by the Committee will be fully disclosed and explained in the relevant year’s Annual Report on Directors’ Remuneration.

Approach to recruitment remuneration

The remuneration of any new Executive Director will be determined in accordance with the Directors’ Remuneration Policy on pages 110 to 111 and the elements that would be considered by the Group for inclusion are:

•	salary and benefits, including defined contribution pension participation for a UK Executive Director;

•	participation in the APP with 50% cash and 50% deferred share elements:

–	pro-rated for the year of recruitment to reflect the proportion of the year remaining after the date of commencement of employment; and

–	if commencement date is after 1 October in the year, no award would normally be made for that year

•	participation in the LTIP:

–	pro-rated awards would be made in relation to LTIP cycles outstanding at the time of recruitment; but

–	no pro-rated award would be made for an LTIP cycle that has less than nine months to run at the date of commencement of employment.

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

The maximum annual level of variable remuneration that may be granted to a newly-recruited Executive Director would be in line with that of the existing Executive Directors:

•	APP award: 200% of salary, of which 50% of any award will be paid in cash and 50% in the form of shares deferred for three years; and

•	LTIP award: 350% of salary for a full LTIP cycle commencing after appointment for a CEO and 275% of salary for a full LTIP cycle commencing after appointment for other Executive Directors; plus pro-rated awards in relation to LTIP cycles outstanding at the time of recruitment (up to a further 350%/275% of salary).

This excludes any remuneration that constitutes compensation for incentives foregone and providing any relocation and expatriate or international assignment costs.

Consideration of shareholder views

In updating the DR Policy, as explained on page 109, we undertook a comprehensive review of executive remuneration, taking into consideration how it could support the Company’s strategy and better align with shareholders’ interests. Engagement with our largest shareholders has been key to this review and the Committee chair has consulted with shareholders to develop the policy, starting in late 2018 and continuing throughout 2019. This allowed the Committee to hear and reflect on shareholder feedback while developing the policy and helped shareholders better understand our business, the competitive environment for talent and the challenges we face. We have valued this engagement with shareholders and the policy has been refined in direct response to the feedback we received. We remain committed to continuing the dialogue in the run-up to the 2020 AGM and beyond.

Consideration of employment conditions elsewhere in the Group

Whilst decisions on remuneration for employees outside the Executive Committee remain the responsibility of Company management, the Committee has historically reviewed pay and employment conditions beyond those of the Executive Committee and has taken this into consideration when establishing and implementing policy for Executive Directors. In line with best practice under the revised Corporate Governance Code, the Committee has set out a schedule of rolling reviews of wider workforce remuneration and related policies to ensure the alignment of incentives and rewards with the Company’s strategy and culture; and to take these into account when setting the policy for Executive Director remuneration.

Over the past year, the Committee has looked at the Company’s reward philosophy and alignment of pay with culture, values and behaviours; and salary and incentives policies and practice, including how reward practices are aligned across all levels of the organisation. This has shown a consistent approach to reward and has informed the Committee’s views on the structure and approach to executive pay. For example, as set out on page 96, there are concerns relating to pay compression at senior levels in the Group, which is part of the reason for addressing Executive Director quantum in the DR Policy; but it remains the Committee’s view that Executive Director remuneration should be subject to robust and stretching performance conditions supported by strong shareholding and governance requirements.

116	IHG | Annual Report and Form 20-F 2019

Feedback from employee surveys provide views on a range of employee matters including pay. Throughout the Group, base salary and benefit levels are set in accordance with prevailing market conditions, policies, practice and relevant regulations in the countries in which employees are based. Differences between Executive Director pay policy and that of other employees reflect the position and responsibilities of the individuals, as well as corporate governance practices in respect of Executive Director remuneration. As set out on page 100, a key difference in policy for Executive Directors and other senior management is that a greater proportion of total remuneration is delivered as performance-based incentives.

The Company’s approach to wider workforce engagement under the Corporate Governance Code is set out on page 32 and 33.

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

All Executive Directors’ appointments and subsequent re-appointments are subject to election and annual re-election by shareholders at the AGM.

Details of current Executive Directors’ contracts:

Executive Director	Date of original appointment[a]	Notice period
Keith Barr	1 July 2017	12 months

Paul Edgecliffe-Johnson	1 January 2014	12 months

Elie Maalouf	1 January 2018	12 months

[a]	To the Board.

Non-executive directorships of other companies

The Group recognises that its Executive Directors may be invited to become Non-Executive Directors of other companies and that such duties can broaden their experience and knowledge and benefit the Group. IHG therefore permits its Executive Directors to accept one non-executive appointment (in addition to any positions where the Director is appointed as the Group’s representative), subject to Board approval and as long as this is not, in the reasonable opinion of the Board, likely to lead to a conflict of interest. Any fees from such appointments may be retained by the individual Executive Director.

Remuneration Policy for Non-Executive Directors

The policy for Non-Executive Directors, set out below, will apply for three years from the date of the 2020 AGM.

The policy for Non-Executive Directors is available to view at www.ihgplc.com/investors under Corporate Governance in the Committees’ section.

If any changes are made to the Policy within that time frame, it will be presented to be voted upon by shareholders. Non-Executive Directors are not eligible to participate in the APP, LTIP nor any IHG pension plan.

Fees and benefits	100% cash	No change in policy

Link to strategy	• To attract Non-Executive Directors who have a broad range of skills and experience that add value to our business and help oversee and drive our strategy.

• Recognises the value of the role and the individual’s skill, performance and experience.

Operation	• Non-Executive Directors’ fees and benefits are set by the Chairman of the Board and Executive Directors; the Chairman’s fees are set by the Committee.

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

• A single fee is determined for each Non- Executive Director role rather than different elements being applied to directorship, or additional services such as Committee and Chair roles.

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

Details of Committee memberships and appointment dates are shown on page 79.

Jo Harlow

Chair of the Remuneration Committee

17 February 2020

IHG | Annual Report and Form 20-F 2019 | Governance | Directors’ Remuneration Policy	117

Group Financial Statements

智选假日酒店
Holiday In

Holiday Inn Express Foshan Chancheng, China

118	IHG | Annual Report and Form 20-F 2019

Group Financial Statements

120	Statement of Directors’ Responsibilities
128	Independent Auditor’s US Report
132	Group Financial Statements
132	Group income statement
133	Group statement of comprehensive income
134	Group statement of changes in equity
137	Group statement of financial position
138	Group statement of cash flows
139	Accounting policies
146	New accounting standards and other presentational changes
150	Notes to the Group Financial Statements

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements	119

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

Disclosure Guidance and Transparency Rules

The Board confirms that to the best of its knowledge:

•	The Financial Statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group taken as a whole; and

•	The Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

UK Corporate Governance Code

Having taken advice from the Audit Committee, the Board considers that this Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

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

Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2019 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria).

Based on this assessment, management has concluded that as at 31 December 2019 the Group’s internal control over financial reporting was effective.

During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 December 2019, together with the Group’s Consolidated Financial Statements, were audited by Ernst & Young LLP, an independent registered public accounting firm. Their report on internal control over financial reporting can be found on page 131.

For and on behalf of the Board

Keith Barr	Paul Edgecliffe-Johnson
Chief Executive Officer	Chief Financial Officer
17 February 2020	17 February 2020

120	IHG | Annual Report and Form 20-F 2019

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2019 |	121

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

122	IHG | Annual Report and Form 20-F 2019

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2019 |	123

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

124	IHG | Annual Report and Form 20-F 2019

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2019 |	125

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

126	IHG | Annual Report and Form 20-F 2019

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2019 |	127

Group Financial Statements

Independent Auditor’s US Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of InterContinental Hotels Group PLC.

Opinion on the Financial Statements

We have audited the accompanying Group statement of financial position of InterContinental Hotels Group PLC (“the Group”) as of 31 December 2019 and 2018, the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the “Group Financial Statements”). In our opinion, the Group Financial Statements present fairly, in all material respects, the financial position of the Group at 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 17 February 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in the new accounting standards and presentational changes note to the Group Financial Statements, the Group changed its method of accounting for leases due to the adoption of IFRS 16 – Leases, effective 1 January 2019 under the full retrospective method.

Basis for Opinion

These Group Financial Statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s Financial Statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Group Financial Statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the Group Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Group Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Group Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated are matters arising from the current period audit of the Group Financial Statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the Group Financial Statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the Group Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

128	IHG | Annual Report and Form 20-F 2019

Critical Audit Matter	Description of the Matter	How We Addressed the Matter in Our Audit
Accounting for revenue related to the IHG Rewards Club (“IHGRC”) loyalty programme

As of 31 December 2019, the Group had deferred revenue of $1,233 million and for the year ended 31 December 2019, recognised $337 million of revenue associated with the IHGRC loyalty programme. As more fully described in the accounting policies (critical accounting policies and the use of judgements, estimates and assumptions) and notes 3 and 33 of the Group Financial Statements, the Group recognises deferred revenue in an amount that reflects its unsatisfied performance obligations. The Group has determined the related performance obligation is satisfied, and therefore revenue is recognised, in the period in which the IHGRC member consumes the loyalty points either at a participating hotel or by selecting a reward from a third party. Deferred revenue and revenue recognised in the period are valued at the estimated standalone selling price of the future benefit to the IHGRC members. Consideration for loyalty points earned by IHGRC members, or sold under co-branding arrangements, are received in the period in which the points are issued. The Group engages an external actuary who uses statistical formulae to assist in estimating the future consumption rate of points earned by the members of the IHGRC loyalty programme (the “ultimate consumption rate”), also referred to as “breakage” being the estimation of the number of points that will never be consumed.

Auditing the deferred revenue balance and recognition of revenue associated with the IHGRC loyalty programme was challenging due to: (i) the complexity and high volume of input data in the model used to determine the deferred revenues, (ii) the judgement involved in estimating the ultimate consumption rate, which is the key assumption in determining the deferred revenue balance and the recognition of revenue associated with the IHGRC loyalty programme, and (iii) the sensitivity to changes in the ultimate consumption rate to the deferred revenue balance and the recognition of revenue associated with the IHGRC loyalty programme. Significant estimation uncertainty exists in projecting future IHGRC members’ spending and consumption activity as the estimate is forward looking.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the Group’s process for determining the ultimate consumption rate. For example, we tested controls over management’s review and approval of the external actuary’s report.

To test the deferred revenue balance and the recognition of revenue associated with the IHGRC loyalty programme, our audit procedures included, amongst others, testing the clerical accuracy and significant inputs into the model used by management to determine the IHGRC loyalty programme revenues. We tested the data used by management’s external actuary in their modelling to derive the ultimate consumption rate, notably by reconciling the input data with the Group’s underlying systems and records.

We considered the professional qualifications and objectivity of management’s external actuary and inspected their reports to identify corroborating or contradictory evidence to the ultimate consumption rate. We involved actuarial specialists as part of our team to assist in assessing the appropriateness of the methodology, data and assumptions used to determine the ultimate consumption rate applied by management and to calculate an independent estimate of an acceptable range of outcomes, which we compared to management’s estimate. We performed sensitivity analysis on the ultimate consumption rate to evaluate changes in the deferred revenue balance and the recognition of revenue associated with the IHGRC loyalty programme.

Allocation of revenues and expenses to the System Fund

For the year ended 31 December 2019, the Group recognised $1,373 million of System Fund revenues and $1,422 million of System Fund expenses. As more fully described in the accounting policies (revenue recognition) and note 33 of the Group Financial Statements, the Group operates a System Fund which collects contributions from hotel owners for the specific purpose of the use in marketing, the guest reservation systems and the loyalty programme in accordance with the principles agreed with the IHG Owners Association.

Auditing the allocation of revenues and expenses to the System Fund was complex due to (i) the considerations involved in evaluating that the allocation of revenues and expenses to the System Fund by management was in accordance with the principles agreed with the IHG Owners Association and (ii) the System Fund revenues and expenses being included within IHG’s income statement but eliminated from IHG’s operating profit from reportable segments which is a key performance measure used by management.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the Group’s process for allocating revenues and expenses to the System Fund. For example, we tested controls over management’s review and approval of changes to the allocation methodology.

To test the allocation of revenues and expenses to the System Fund, our audit procedures included, amongst others, assessing management’s allocation methodology, by testing System Fund revenue and expense transactions to evaluate the appropriate classification in accordance with the principles agreed with the IHG Owners Association and forming an independent assessment of the revenues and expenses related to the System Fund. We tested whether any changes made to the allocation methodology were in accordance with the principles agreed with the IHG Owners Association.

We performed analytical procedures over the System Fund revenues and expenses to identify unusual trends in the classification of revenues and expenses. We tested manual journal entries made to System Fund revenues and expenses to evaluate the appropriateness in accordance with the principles agreed with the IHG Owners Association.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Independent Auditor’s US Report	129

Group Financial Statements

Independent Auditor’s US Report continued

Critical Audit Matter	Description of the Matter	How We Addressed the Matter in Our Audit
Impairment assessments of the Kimpton management contracts and the UK portfolio goodwill and right-of-use asset

At 31 December 2019, the net book value of the Kimpton management contracts was $10 million and the UK portfolio goodwill and right-of-use asset was $nil and $24 million, respectively. For the year ended 31 December 2019, impairment charges of $50 million, $49 million and $32 million were recorded as exceptional items in the Group income statement in relation to the Kimpton management contracts, the UK portfolio goodwill and right-of-use asset, respectively. As more fully described in the accounting policies (critical accounting policies and the use of judgements, estimates and assumptions) and note 13 of the Group Financial Statements, the Group tests intangible assets for impairment, in accordance with IAS 36 – Impairment of Assets, using valuation techniques involving judgements, estimates and assumptions.

Auditing the impairment assessments performed by management was challenging due to the judgement involved in determining the recoverable amount of the Kimpton management contracts (including key money) and the UK portfolio goodwill and right-of-use asset. The significant assumptions used to estimate the recoverable amounts of the Kimpton management contracts and the UK portfolio goodwill included discount rates and certain assumptions that form the basis of the cash flow forecasts (e.g. revenue growth rates and gross operating profit). These significant assumptions are forward looking and could be affected by future economic and market conditions.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to management’s assessments of impairment. For example, we tested controls over management’s review of cash flow forecasts, valuation models and approval of impairment assessments.

To test management’s impairment assessments, our audit procedures included, amongst others, evaluating the appropriateness of the methodology, assumptions and estimates used in the impairment assessments. We involved valuation specialists as part of our team to assist in testing the key valuation assumptions, including the discount rates used with reference to external data and to calculate an independent estimate of an acceptable range. We assessed the reasonableness of the cash flow forecasts by comparison to current industry, market and economic trends, where applicable, and the Group’s historical data. In addition, we assessed the accuracy of significant assumptions used by management in previous periods by comparing forecasts with actual results. Specifically, for the Kimpton management contracts we evaluated the rate of assumed hotel exits applied to the cash flow forecasts.

We tested the clerical accuracy of the impairment models used by management in their assessment. In addition, we evaluated the disclosures provided in note 13 of the Group Financial Statements and the classification of the impairment charge as an exceptional item.

Accounting for the acquisition of Six Senses Hotels Resorts Spas (“Six Senses”)

On 12 February 2019, the Group completed the acquisition of Six Senses for total consideration of $304 million, as disclosed in note 11 to the Group Financial Statements. The transaction was accounted for as a business combination.

Auditing the acquisition of Six Senses was challenging due to the judgement involved in determining the fair value of the acquired intangible assets, being the brand and management contracts of $189 million and $45 million, respectively. The significant assumptions used to estimate the value of the intangible assets included discount rates and certain assumptions that form the basis of the cash flow forecasts (e.g. royalty rate and the long-term growth rate). These significant assumptions are forward looking and could be affected by future economic and market conditions.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the Group’s process over the acquisition accounting and the valuation of intangible assets acquired. For example, we tested controls over management’s review and approval of the external valuation report and the underlying assumptions used in the report.

To test the estimated fair value of the intangible assets, our audit procedures included, amongst others, evaluating the Group’s use of the valuation methodology and testing the significant assumptions used in the valuation, including the completeness and accuracy of the underlying data. We involved valuation specialists as part of our team to assist in our evaluation of the valuation methodology and significant assumptions, including the discount rates, royalty rate and long-term growth rate used by management and to calculate an independent estimate of an acceptable range of the Six Senses brand and management contracts valuations. For example, we compared the significant assumptions that form the basis of the cash flow forecasts to current industry, market and economic trends and to the assumptions used to value similar assets in other acquisitions.

We tested the clerical accuracy of the calculation performed by management in determining the fair value of intangible assets. We evaluated the disclosures provided in note 11 to the Group Financial Statements.

/s/ Ernst & Young LLP

We have served as auditors since the Group’s listing in April 2003 and of the Group’s predecessor businesses since 1988.

London, England

17 February 2020

130	IHG | Annual Report and Form 20-F 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of InterContinental Hotels Group PLC.

Opinion on Internal Control over Financial Reporting

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, InterContinental Hotels Group PLC (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group statement of financial position of the Company as of 31 December 2019 and 2018, and the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2019, and the related notes, and our report dated 17 February 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

London, England

17 February 2020

IHG | Annual Report and Form 20-F 2019 |	131

Group Financial Statements

Group Financial Statements

Group income statement

For the year ended 31 December 2019	Note	2019 $m	2018 Restated $m [a]	2017 Restated $m [a]
Revenue from fee business	3	1,510	1,486	1,379
Revenue from owned, leased and managed lease hotels	3	573	447	351
System Fund revenues		1,373	1,233	1,242
Reimbursement of costs		1,171	1,171	1,103
Total revenue	2	4,627	4,337	4,075
Cost of sales		(790)	(688)	(554)
System Fund expenses		(1,422)	(1,379)	(1,276)
Reimbursed costs		(1,171)	(1,171)	(1,103)
Administrative expenses		(385)	(415)	(355)
Share of (losses)/gains of associates and joint ventures	2	(3)	(1)	3
Other operating income		21	14	84
Depreciation and amortisation	2	(116)	(115)	(112)
Impairment charges	6	(131)	–	(18)
Operating profit	2	630	582	744

Operating profit analysed as:
Operating profit before System Fund and exceptional items		865	832	774
System Fund		(49)	(146)	(34)
Operating exceptional items	6	(186)	(104)	4
		630	582	744

Financial income	7	6	5	4
Financial expenses	7	(121)	(101)	(95)
Fair value gains/(losses) on contingent purchase consideration	25	27	(4)	–
Profit before tax		542	482	653
Tax	8	(156)	(132)	(118)
Profit for the year from continuing operations		386	350	535

Attributable to:
Equity holders of the parent		385	349	534
Non-controlling interest		1	1	1
		386	350	535

Earnings per ordinary share:	10
Continuing and total operations:
Basic		210.4¢	183.7¢	276.7¢
Diluted		209.2¢	181.8¢	275.3¢

[a]	Restated for the adoption of IFRS 16 (see pages 146 to 149) and presentational changes (see page 149).

Notes on pages 139 to 201 form an integral part of these Group Financial Statements.

132	IHG | Annual Report and Form 20-F 2019

Group statement of comprehensive income

		2018	2017
	2019	Restated[a]	Restated[a]
For the year ended 31 December 2019	$m	$m	$m
Profit for the year	386	350	535
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets[b], net of related tax charge of $3m in 2017	–	–	41
Fair value gains reclassified to profit on disposal of available-for-sale financial assets[b]	–	–	(73)
(Losses)/gains on cash flow hedges, net of related tax credit of $nil (2018: including related tax credit of $1m)	(34)	5	–
Costs of hedging	(6)	(1)	–
Hedging losses/(gains) reclassified to financial expenses	38	(8)	–
Exchange (losses)/gains on retranslation of foreign operations, net of related tax credit of $3m
(2018: including related tax credit of $2m, 2017: net of related tax credit of $1m)	(39)	44	(90)
	(41)	40	(122)
Items that will not be reclassified to profit or loss:
Gains/(losses) on equity instruments classified as fair value through other comprehensive income[b], net of related tax charge of $2m (2018: including related tax charge of $2m)	10	(14)	–
Re-measurement (losses)/gains on defined benefit plans, net of related tax credit of $1m
(2018: net of related tax charge of $4m, 2017: $nil)	(6)	8	(4)
Deferred tax charge on defined benefit plans arising from significant US tax reform	–	–	(11)
	4	(6)	(15)
Total other comprehensive (loss)/income for the year	(37)	34	(137)
Total comprehensive income for the year	349	384	398

Attributable to:
Equity holders of the parent	348	382	396
Non-controlling interest	1	2	2
	349	384	398

[a]	Restated for the adoption of IFRS 16 (see pages 146 to 149).

[b]	IFRS 9 was applied from 1 January 2018. Under the transition method chosen, comparative information was not restated.

Notes on pages 139 to 201 form an integral part of these Group Financial Statements.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Group Financial Statements	133

Group Financial Statements

Group Financial Statements continued

Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedging reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2019
(restated for IFRS 16)	146	10	(4)	(2,865)	47	(4)	420	1,111	(1,139)	8	(1,131)
Profit for the year	–	–	–	–	–	–	–	385	385	1	386
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges	–	–	–	–	–	(34)	–	–	(34)	–	(34)
Costs of hedging	–	–	–	–	–	(6)	–	–	(6)	–	(6)
Hedging losses reclassified to financial expenses	–	–	–	–	–	38	–	–	38	–	38
Exchange losses on retranslation of foreign operations	–	–	–	–	–	–	(39)	–	(39)	–	(39)
	–	–	–	–	–	(2)	(39)	–	(41)	–	(41)
Items that will not be reclassified to profit or loss:
Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	10	–	–	–	10	–	10
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	–	(6)	(6)	–	(6)
	–	–	–	–	10	–	–	(6)	4	–	4
Total other comprehensive income/ (loss) for the year	–	–	–	–	10	(2)	(39)	(6)	(37)	–	(37)
Total comprehensive income for the year	–	–	–	–	10	(2)	(39)	379	348	1	349
Transfer of treasury shares to employee share trusts	–	–	(19)	–	–	–	–	19	–	–	–
Purchase of own shares by employee share trusts	–	–	(5)	–	–	–	–	–	(5)	–	(5)
Release of own shares by employee share trusts	–	–	23	–	–	–	–	(23)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	41	41	–	41
Tax related to share schemes	–	–	–	–	–	–	–	4	4	–	4
Equity dividends paid	–	–	–	–	–	–	–	(721)	(721)	(1)	(722)
Transaction costs relating to shareholder returns	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange adjustments	5	–	–	(5)	–	–	–	–	–	–	–
At 31 December 2019	151	10	(5)	(2,870)	57	(6)	381	809	(1,473)	8	(1,465)

All items above are shown net of tax.

Notes on pages 139 to 201 form an integral part of these Group Financial Statements.

134	IHG | Annual Report and Form 20-F 2019

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedging reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2018
(restated for IFRS 16)	154	10	(5)	(2,874)	79	–	377	898	(1,361)	7	(1,354)
Impact of adopting IFRS 9[a]	–	–	–	–	(18)	–	–	18	–	–	–
At 1 January 2018	154	10	(5)	(2,874)	61	–	377	916	(1,361)	7	(1,354)
Profit for the year	–	–	–	–	–	–	–	349	349	1	350
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on cash flow hedges	–	–	–	–	–	5	–	–	5	–	5
Costs of hedging	–	–	–	–	–	(1)	–	–	(1)	–	(1)
Hedging gains reclassified to financial expenses	–	–	–	–	–	(8)	–	–	(8)	–	(8)
Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	43	–	43	1	44
	–	–	–	–	–	(4)	43	–	39	1	40
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(14)	–	–	–	(14)	–	(14)
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	–	8	8	–	8
	–	–	–	–	(14)	–	–	8	(6)	–	(6)
Total other comprehensive (loss)/ income for the year	–	–	–	–	(14)	(4)	43	8	33	1	34
Total comprehensive income for the year	–	–	–	–	(14)	(4)	43	357	382	2	384
Transfer of treasury shares to employee share trusts	–	–	(19)	–	–	–	–	19	–	–	–
Purchase of own shares by employee share trusts	–	–	(3)	–	–	–	–	–	(3)	–	(3)
Release of own shares by employee share trusts	–	–	24	–	–	–	–	(24)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	39	39	–	39
Tax related to share schemes	–	–	–	–	–	–	–	3	3	–	3
Equity dividends paid	–	–	–	–	–	–	–	(199)	(199)	(1)	(200)
Exchange adjustments	(8)	–	(1)	9	–	–	–	–	–	–	–
At 31 December 2018	146	10	(4)	(2,865)	47	(4)	420	1,111	(1,139)	8	(1,131)

[a]	IFRS 9 was applied from 1 January 2018. Under the transition method chosen, comparative information was not restated.

All items above are shown net of tax.

Notes on pages 139 to 201 form an integral part of these Group Financial Statements.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Group Financial Statements	135

Group Financial Statements

Group Financial Statements continued

Group statement of changes in equity continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2017
(as previously reported)	141	9	(11)	(2,860)	111	466	990	(1,154)	8	(1,146)
Impact of adopting IFRS 16 (pages 146 to 149)	–	–	–	–	–	2	(47)	(45)	–	(45)
At 1 January 2017 (as restated)	141	9	(11)	(2,860)	111	468	943	(1,199)	8	(1,191)
Profit for the year	–	–	–	–	–	–	534	534	1	535
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets	–	–	–	–	41	–	–	41	–	41
Fair value gain reclassified to profit on disposal of available-for-sale financial asset	–	–	–	–	(73)	–	–	(73)	–	(73)
Exchange losses on retranslation of foreign operations	–	–	–	–	–	(91)	–	(91)	1	(90)
	–	–	–	–	(32)	(91)	–	(123)	1	(122)
Items that will not be reclassified to profit or loss:
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	(4)	(4)	–	(4)
Deferred tax charge on defined benefit plans arising from significant US tax reform	–	–	–	–	–	–	(11)	(11)	–	(11)
	–	–	–	–	–	–	(15)	(15)	–	(15)
Total other comprehensive (loss)/income for the year	–	–	–	–	(32)	(91)	(15)	(138)	1	(137)
Total comprehensive income for the year	–	–	–	–	(32)	(91)	519	396	2	398
Transfer of treasury shares to employee share trusts	–	–	(20)	–	–	–	20	–	–	–
Purchase of own shares by employee share trusts	–	–	(3)	–	–	–	–	(3)	–	(3)
Release of own shares by employee share trusts	–	–	29	–	–	–	(29)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	29	29	–	29
Tax related to share schemes	–	–	–	–	–	–	9	9	–	9
Equity dividends paid	–	–	–	–	–	–	(593)	(593)	(3)	(596)
Exchange adjustments	13	1	–	(14)	–	–	–	–	–	–
At 31 December 2017	154	10	(5)	(2,874)	79	377	898	(1,361)	7	(1,354)

All items above are shown net of tax.

Notes on pages 139 to 201 form an integral part of these Group Financial Statements.

136	IHG | Annual Report and Form 20-F 2019

Group statement of financial position

			2018	2017
		2019	Restated [a]	Restated [a]
31 December 2019	Note	$m	$m	$m
ASSETS
Goodwill and other intangible assets	13	1,376	1,143	967
Property, plant and equipment	14	309	273	250
Right-of-use assets	15	490	513	486
Investment in associates and joint ventures	16	110	104	141
Retirement benefit assets	27	–	–	3
Other financial assets	17	284	260	228
Derivative financial instruments	24	–	7	–
Non-current tax receivable		28	31	16
Deferred tax assets	8	66	63	78
Contract costs	3	67	55	51
Contract assets	3	311	270	241
Total non-current assets		3,041	2,719	2,461
Inventories		6	5	3
Trade and other receivables	18	666	610	549
Current tax receivable		16	27	101
Other financial assets	17	4	1	16
Derivative financial instruments	24	1	1	–
Cash and cash equivalents	19	195	704	168
Contract costs	3	5	5	7
Contract assets	3	23	20	17
Total current assets		916	1,373	861
Assets classified as held for sale	12	19	–	–
Total assets	2	3,976	4,092	3,322
LIABILITIES
Loans and other borrowings	22	(87)	(104)	(110)
Lease liabilities	15	(65)	(55)	(44)
Trade and other payables	20	(568)	(616)	(595)
Deferred revenue	3	(555)	(572)	(490)
Provisions	21	(40)	(10)	(3)
Current tax payable		(50)	(50)	(64)
Total current liabilities		(1,365)	(1,407)	(1,306)
Loans and other borrowings	22	(2,078)	(1,910)	(1,678)
Lease liabilities	15	(595)	(615)	(589)
Derivative financial instruments	24	(20)	–	–
Retirement benefit obligations	27	(96)	(91)	(104)
Trade and other payables	20	(116)	(125)	(7)
Deferred revenue	3	(1,009)	(934)	(867)
Provisions	21	(22)	(17)	(5)
Non-current tax payable		–	–	(25)
Deferred tax liabilities	8	(118)	(124)	(95)
Total non-current liabilities		(4,054)	(3,816)	(3,370)
Liabilities classified as held for sale	12	(22)	–	–
Total liabilities	2	(5,441)	(5,223)	(4,676)
Net liabilities		(1,465)	(1,131)	(1,354)
EQUITY
IHG shareholders’ equity		(1,473)	(1,139)	(1,361)
Non-controlling interest		8	8	7
Total equity		(1,465)	(1,131)	(1,354)

[a]	Restated for the adoption of IFRS 16 (see pages 146 to 149).

Signed on behalf of the Board,

Paul Edgecliffe-Johnson

17 February 2020

Notes on pages 139 to 201 form an integral part of these Group Financial Statements.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Group Financial Statements	137

Group Financial Statements

Group Financial Statements continued

Group statement of cash flows

			2018	2017
		2019	Restated [a]	Restated [a]
For the year ended 31 December 2019	Note	$m	$m	$m
Profit for the year		386	350	535
Adjustments reconciling profit for the year to cash flow from operations before contract acquisition costs	26	582	564	371
Cash flow from operations before contract acquisition costs	26	968	914	906
Contract acquisition costs, net of repayments		(61)	(54)	(57)
Cash flow from operations		907	860	849
Interest paid		(110)	(87)	(87)
Interest received		3	2	1
Contingent purchase consideration paid	25	(6)	–	–
Tax paid on operating activities	8	(141)	(66)	(147)
Net cash from operating activities		653	709	616

Cash flow from investing activities
Purchase of property, plant and equipment		(75)	(46)	(44)
Purchase of intangible assets		(104)	(112)	(172)
Investment in associates and joint ventures		(10)	(1)	(47)
Investment in other financial assets		(9)	(33)	(30)
Acquisition of businesses, net of cash acquired	11	(292)	(34)	–
Contingent purchase consideration paid	25	(2)	(4)	–
Capitalised interest paid	7	(5)	(5)	(6)
Loan repayments by associates and joint ventures		–	–	9
Distributions from associates and joint ventures		–	32	–
Repayments of other financial assets		4	8	20
Disposal of equity securities	17	–	–	75
Tax paid on disposals	8	–	(2)	(25)
Net cash from investing activities		(493)	(197)	(220)

Cash flow from financing activities
Purchase of own shares by employee share trusts		(5)	(3)	(3)
Dividends paid to shareholders	9	(721)	(199)	(593)
Dividend paid to non-controlling interest		(1)	(1)	(3)
Transaction costs relating to shareholder returns		(1)	–	–
Issue of long-term bonds, including effect of currency swaps	23	–	554	–
Principal element of lease payments	23	(59)	(35)	(25)
Increase/(decrease) in other borrowings	23	127	(268)	153
Proceeds from currency swaps	23	–	3	–
Net cash from financing activities		(660)	51	(471)

Net movement in cash and cash equivalents in the year		(500)	563	(75)
Cash and cash equivalents at beginning of the year	19	600	58	117
Exchange rate effects		8	(21)	16
Cash and cash equivalents at end of the year	19	108	600	58

[a]	Restated for the adoption of IFRS 16 (see pages 146 to 149).

Notes on pages 139 to 201 form an integral part of these Group Financial Statements.

138	IHG | Annual Report and Form 20-F 2019

Accounting policies

General information

This document constitutes the Annual Report and Financial Statements in accordance with UK Listing Rules requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934.

The Consolidated Financial Statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2019 were authorised for issue in accordance with a resolution of the Directors on 17 February 2020. InterContinental Hotels Group PLC (the Company) is incorporated and domiciled in Great Britain and registered in England and Wales.

Basis of preparation

The Consolidated Financial Statements of IHG have been prepared on a going concern basis and under the historical cost convention, except for assets classified as fair value through profit or loss, assets classified as fair value through other comprehensive income and liabilities and derivative financial instruments measured at fair value through profit or loss. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and in accordance with IFRS as adopted by the European Union (EU) and as applied in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Consolidated Financial Statements for the years presented.

The impact of adopting new accounting standards is disclosed on pages 146 to 149.

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

Critical accounting policies and the use of judgements, estimates and assumptions

In determining and applying the Group’s accounting policies, management are required to make judgements, estimates and assumptions. An accounting policy is considered to be critical if its selection or application could materially affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period.

Judgements

System Fund

The Group operates a System Fund (the Fund) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme. Assessments are generally levied as a percentage of hotel revenues.

The Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System.

In relation to marketing and reservation services, the Group’s performance obligation under IFRS 15 ‘Revenue from Contracts with Customers’ is determined to be the continuous performance of the services rather than the spending of the assessments received. Accordingly, assessment fees are recognised as hotel revenues occur, Fund expenses are charged to the Group income statement as incurred and no constructive obligation is deemed to exist under IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’. Accordingly, no liability is recognised relating to the balance of unspent funds.

No other critical judgements have been made in applying the Group’s accounting policies.

Estimates

Management consider that critical estimates and assumptions are used for measuring the deferred revenue relating to the loyalty programme and in impairment testing, as discussed in further detail below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances, however actual results could differ.

Loyalty programme

The hotel loyalty programme, IHG Rewards Club, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and consume points at a later date for free accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects IHG’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by ‘breakage’. On an annual basis the Group engages an external actuary who uses statistical formulae to assist in the estimate of the number of points that will never be consumed (‘breakage’). Significant estimation uncertainty exists in projecting members’ future consumption activity.

Actuarial gains and losses would correspondingly adjust the amount of System Fund revenues recognised and deferred revenue in the Group statement of financial position.

At 31 December 2019, deferred revenue relating to the loyalty programme was $1,233m (2018: $1,181m). Based on the conditions existing at the balance sheet date, a one percentage point decrease in the breakage estimate relating to outstanding points would increase this liability by approximately $16m.

Impairment testing

UK portfolio

In 2019, an impairment charge of $81m has been recognised in relation to the UK leased portfolio, triggered by trading disruption as a result of renovations and the re-branding of the hotels and increasingly challenging trading conditions in 2019. Management has reassessed its short and medium-term forecasts which assume that some disruption continues into 2020, and that hotels see progressive trading improvements when the renovation and re-branding projects complete. As a result of the impairment, goodwill of $49m recorded on acquisition of the portfolio has been written off in full, with a further $32m recognised as an impairment of the IFRS 16 right-of-use asset. Information on the impairment tests performed is included in note 13.

Contingent purchase consideration in relation to the UK portfolio comprises the above-market element of the expected lease payments to the landlord and includes variable rentals which are based on hotel performance. A fair value gain of $38m was recorded in the year which included the impact of a reduction in expected variable rentals payable. Information on the inputs to the fair value calculation is included in note 25.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Accounting policies	139

Group Financial Statements

Accounting policies continued

Given the materiality of the items and the fact that the same underlying cash flows have been used to test for the impairment and to measure the fair value of contingent purchase consideration, they have been classified as exceptional items with the net impact being a $43m charge to the Group income statement and an equivalent reduction in net assets, excluding related tax impacts.

The sensitivity to the key assumptions is as follows:

•	a one percentage point decrease in hotel RevPAR growth over the specific projection period would have resulted in further impairment of $23m to the right-of-use asset and a $3m higher contingent purchase consideration gain.

•	a one percentage point increase in the discount rate used to discount the projected cash flows would have resulted in further impairment of $4m to the right-of-use asset and a $1m higher contingent purchase consideration gain.

Kimpton

In 2019, an impairment charge of $50m has been recognised in respect of the Kimpton management contract portfolio acquired in 2015. The impairment results from management’s revised expectations regarding future trading which have been revised downwards in line with industry growth forecasts, the rate of hotel exits (‘attrition’) which has increased to reflect past experience, and the cost of retaining hotels within the portfolio. Information on the impairment test performed is included in note 13.

The sensitivity to the key assumptions is as follows:

•	a 10% reduction in projected management fees would have resulted in further impairment of $9m.

•	a one percentage point increase in the discount rate used to discount the projected management fees would have resulted in further impairment of $7m.

•	an increase in the assumed attrition rate for 2020 by one hotel would have resulted in further impairment of $3m.

Significant accounting policies

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

The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement, through the deferral of salary with matching company contributions. Employees can draw down on the plan in certain limited circumstances during employment. The assets of the plan are held in a company-owned trust which is not consolidated as the relevant activity of the trust, being the investment of the funds in the trust, is directed by the participating employees of the plan and the company has no exposure to the gains and losses resulting from those investment decisions. The assets of the trust are held solely for the benefit of the participating employees and to pay plan expenses, other than in the case of a company insolvency in which case they can be claimed by the general creditors of the company. At 31 December 2019, the trust had assets with a fair value of $218m (2018: $193m).

Foreign currencies

Transactions in foreign currencies are translated to functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the relevant rates of exchange ruling on the last day of the period. Foreign exchange differences arising on translation are recognised in the Group income statement except on foreign currency borrowings that provide a hedge against a net investment in a foreign operation. These are taken directly to the currency translation reserve until the disposal of the net investment, at which time they are recycled against the gain or loss on disposal.

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

Business combinations and goodwill

On the acquisition of a business, identifiable assets acquired and liabilities assumed are measured at their fair value. Contingent liabilities assumed are measured at fair value unless this cannot be measured reliably, in which case they are not recognised but are disclosed in the same manner as other contingent liabilities. The measurement of deferred tax assets and liabilities arising on acquisition is as described in the general principles detailed within the ‘Taxes’ accounting policy note on page 143 with the exception that no deferred tax is provided on taxable temporary differences in connection with the initial recognition of goodwill.

The cost of an acquisition is measured as the aggregate of the fair value of the consideration transferred. Contingent purchase consideration is measured at fair value on the date of acquisition, and is re-measured at fair value at each reporting date with changes in fair value recognised on the face of the Group income statement below operating profit. Deferred purchase consideration is measured at amortised cost and its unwind is recorded in financial expenses.

Payments of contingent purchase consideration reduce the balance sheet liability. The portion of each payment relating to the original estimate of the fair value of the contingent purchase consideration on acquisition is reported within cash flow from investing activities in the Group statement of cash flows and the portion of each payment relating to the increase or decrease in the liability since the acquisition date is reported within cash flow from operations.

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

Transaction costs are expensed and are not included in the cost of acquisition.

140	IHG | Annual Report and Form 20-F 2019

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

Management agreements

Management agreements acquired as part of a business combination are initially recorded at the fair value attributed to those contracts on acquisition.

The value of management agreements is amortised on a straight-line basis over the contract lives, including any extension periods at the Group’s option.

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

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and any impairment.

Repairs and maintenance costs are expensed as incurred.

Land is not depreciated. All other property, plant and equipment are depreciated to a residual value over their estimated useful lives, namely:

•	buildings – over a maximum of 50 years; and

•	fixtures, fittings and equipment – three to 25 years.

All depreciation is charged on a straight-line basis. Residual value is reassessed annually.

Property, plant and equipment are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Assets that do not generate independent cash flows are combined into cash-generating units. If carrying values exceed their estimated recoverable amount, the assets or cash-generating units are written down to the recoverable amount. Recoverable amount is the greater of fair value less costs of disposal and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses, and any subsequent reversals, are recognised in the Group income statement.

Leases

On inception of a contract, the Group assesses whether it contains a lease. A contract contains a lease when it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to use the asset and the obligation under the lease to make payments are recognised in the Group statement of financial position as a right-of-use asset and a lease liability.

Lease contracts may contain both lease and non-lease components. The Group allocates payments in the contract to the lease and non-lease components based on their relative stand-alone prices and applies the lease accounting model only to lease components.

The right-of-use asset recognised at lease commencement includes the amount of lease liability recognised, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated to a residual value over the shorter of the asset’s estimated useful life and the lease term. Right-of-use assets are also adjusted for any re-measurement of lease liabilities and are subject to impairment testing. Residual value is reassessed annually.

The lease liability is initially measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including ‘in-substance fixed’ payments) and variable lease payments that depend on an index or a rate, less any lease incentives receivable. ‘In-substance fixed’ payments are payments that may, in form, contain variability but that, in substance, are unavoidable. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease term includes periods subject to extension options which the Group is reasonably certain to exercise and excludes the effect of early termination options where the Group is not reasonably certain that it will exercise the option. Minimum lease payments include the cost of a purchase option if the Group is reasonably certain it will purchase the underlying asset after the lease term.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the ‘in-substance fixed’ lease payments or as a result of a rent review or change in the relevant index or rate.

Variable lease payments that do not depend on an index or a rate are recognised as an expense in the period over which the event or condition that triggers the payment occurs. In respect of variable leases which guarantee a minimum amount of rent over the lease term, the guaranteed amount is considered to be an ‘in-substance fixed’ lease payment and included in the initial calculation of the lease liability. Payments which are ‘in-substance fixed’ are charged against the lease liability.

The Group has opted not to apply the lease accounting model to intangible assets, leases of low-value assets or leases which have a term of less than 12 months. Costs associated with these leases are recognised as an expense on a straight-line basis over the lease term.

Sub-leases of the Group’s assets are generally classified as operating leases as the risks and rewards of ownership are not substantially transferred to the sub-lessee. Rental income arising is accounted for on a straight-line basis in the Group income statement.

Lease payments are presented as follows in the Group statement of cash flows:

•	short-term lease payments, payments for leases of low-value assets and variable lease payments that are not included in the measurement of the lease liabilities are presented within cash flows from operating activities;

•	payments for the interest element of recognised lease liabilities are included in ‘interest paid’ within cash flows from operating activities; and

•	payments for the principal element of recognised lease liabilities are presented within cash flows from financing activities.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Accounting policies	141

Group Financial Statements

Accounting policies continued

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

In determining the extent of power or significant influence, consideration is given to other agreements between the Group, the investee entity, and the investing partners, including any related management or franchise agreements and the existence of any performance guarantees.

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

Upon loss of significant influence over an associate or joint control of a joint venture, any retained investment is measured at fair value with any difference to carrying value recognised in the Group income statement.

Financial assets

On initial recognition, the Group classifies its financial assets as being subsequently measured at amortised cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL).

Financial assets which are held to collect contractual cash flows and give rise to cash flows that are solely payments of principal and interest are subsequently measured at amortised cost. Interest on these assets is calculated using the effective interest rate method and is recognised in the Group income statement as financial income. The Group recognises a provision for expected credit losses for financial assets held at amortised cost. Where there has not been a significant increase in credit risk since initial recognition, provision is made for defaults that are possible within the next 12 months. Where there has been a significant increase in credit risk since initial recognition, provision is made for credit losses expected over the remaining life of the asset.

The Group has elected to irrevocably designate equity investments as FVOCI when they meet the definition of equity and are not held for trading. Changes in the value of equity investments classified as FVOCI are recorded directly in equity within the fair value reserve and are never recycled to the Group income statement. Dividends from equity investments classified as FVOCI are recognised in the Group income statement as other operating income. Equity instruments classified as FVOCI are not subject to impairment assessment.

Financial assets measured at FVTPL include money market funds and other financial assets which do not have a fixed date of repayment.

Trade receivables

Trade receivables are recorded at their original amount less provision for expected credit losses. The Group has elected to apply the simplified version of the expected credit loss model permitted by IFRS 9 ‘Financial Instruments’ in respect of trade receivables, which involves assessing lifetime expected credit losses on all balances. The Group has established a provision matrix that is based on its historical credit loss experience by region and may be adjusted for specific forward-looking factors. The carrying amount of the receivable is reduced through the use of a provision account and movements in the provision are recognised in the Group income statement within cost of sales.

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

Cash and cash equivalents may include amounts which are subject to regulatory or other contractual restrictions and not available for general use by the Group.

Cash balances are classified as other financial assets when subject to a specific charge or contractually ring-fenced for a specific purpose, such that the Group does not control the circumstances or timing of its release.

Money market funds

Money market funds are held at FVTPL, with distributions recognised in financial income.

Bank and other borrowings

Bank and other borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortised cost. Finance charges, including the transaction costs and any discount or premium on issue, are recognised in the Group income statement using the effective interest rate method.

Borrowings are classified as non-current when the repayment date is more than
12 months from the period-end date or where they are drawn on a facility with more than 12 months to expiry.

Derivative financial instruments and hedging

Derivatives are initially recognised and subsequently re-measured at fair value. The method of recognising the re-measurement depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged (see below).

Changes in the fair value of derivatives which have either not been designated as hedging instruments or relate to the ineffective portion of hedges are recognised immediately in the Group income statement.

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

142	IHG | Annual Report and Form 20-F 2019

Interest paid reported within the Group statement of cash flows includes interest paid on the Group’s bonds, net of the effect of the related derivative financial instruments.

Cash flow hedges

Financial instruments are classified as cash flow hedges when they hedge exposure to variability in cash flows that are attributable to either a highly probable forecast transaction or a particular risk associated with a recognised asset or liability.

Changes in the fair value are recorded in other comprehensive income and the cash flow hedging reserve to the extent that the hedges are effective. When the hedged item is recognised, the cumulative gains and losses on the related hedging instrument are reclassified to the Group income statement, within financial expenses.

Net investment hedges

Financial instruments are classified as net investment hedges when they hedge the Group’s net investment in foreign operations.

Changes in the fair value are recorded in other comprehensive income and the currency translation reserve to the extent that the hedges are effective. The cumulative gains and losses remain in equity until a foreign operation is sold, at which point they are reclassified to the Group income statement.

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

Deferred tax

Deferred tax assets and liabilities are recognised in respect of temporary differences between the tax base and carrying value of assets and liabilities including on property, plant and equipment, intangible assets, application fees, contract costs, unrelieved tax losses, unremitted profits from subsidiaries, gains rolled over into replacement assets, and other short-term temporary differences.

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

Where deferred tax assets and liabilities arise in the same entity or group of entities and there would be a legal right to offset the assets and liabilities were they to reverse, the assets and liabilities are also offset on the Group statement of financial position. Otherwise, the assets and liabilities are not offset.

Retirement benefits

Defined contribution plans

Payments to defined contribution schemes are charged to the Group income statement as they fall due.

Defined benefit plans

Plan assets are measured at fair value and plan liabilities are measured on an actuarial basis using the projected unit credit method, discounted at an interest rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The difference between the value of plan assets and liabilities at the period-end date is the amount of surplus or deficit recorded in the Group statement of financial position as an asset or liability. An asset is recognised when the employer has an unconditional right to use the surplus at some point during the life of the plan or on its wind-up.

The service cost of providing pension benefits to employees, together with the net interest expense or income for the year, is charged to the Group income statement within ‘administrative expenses’. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability, after any asset restriction. Past service costs and gains, which are the change in the present value of the defined benefit obligation for employee service in prior periods resulting from plan amendments, are recognised immediately the plan amendment occurs. Settlement gains and losses, being the difference between the settlement cost and the present value of the defined benefit obligations being settled, are recognised when the settlement occurs.

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

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Accounting policies	143

Group Financial Statements

Accounting policies continued

Assets designated as held for sale are held at the lower of carrying amount at designation and fair value less costs to sell.

Depreciation and amortisation is not charged against assets classified as held for sale.

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

Franchise and management agreements also contain a promise to provide technology support and network services to hotels. A monthly technology fee, based on either gross rooms revenues or the number of rooms in the hotel, is charged and recognised over time as these services are delivered. Technology fee income is included in Central revenue.

IHG’s global insurance programme provides coverage to managed hotels for risks such as US workers’ compensation, employee and general liability. Premiums are payable by the hotels to the third-party insurance provider. As some of the risk is reinsured by the Group’s captive insurance company (‘the Captive’), SCH Insurance Company, premiums paid from the third-party insurance provider to the Captive are recognised as revenue as premiums are earned.

Contract assets

Amounts paid to hotel owners to secure management and franchise agreements (‘key money’) are treated as consideration payable to a customer. A contract asset is recorded which is recognised as a deduction to revenue over the initial term of the contract. Where loans are provided to an owner the difference, if any, between the face and market value of the loan is capitalised as a contract asset.

Performance guarantees

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management agreements. The expected value of payments under performance guarantees reduces the overall transaction price and is treated as a reduction to revenue over the life of the contract.

Revenue from owned, leased and managed lease hotels

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

System Fund revenues

The Group operates a System Fund (the Fund) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System.

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

In respect of the loyalty programme (IHG Rewards Club), the related performance obligation is to arrange for the provision of future benefits to members on consumption of previously earned reward points. Members have a choice of benefits: reward nights at an IHG hotel or other goods or services provided by third parties. Under its franchise and management agreements, IHG receives assessment fees based on total qualifying hotel revenue from IHG Rewards Club members’ hotel stays.

The Group’s performance obligation is not satisfied in full until the member has consumed the points at a participating hotel or selected a reward from a third party. Accordingly, loyalty assessments are deferred in an amount that reflects the stand-alone selling price of the future benefit to the member. Revenue is impacted by a ‘breakage’ estimate of the number of points that will never be consumed. On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in formulating this estimate, which is adjusted to reflect actual experience up to the reporting date.

144	IHG | Annual Report and Form 20-F 2019

As materially all of the points will be either consumed at IHG managed or franchised hotels owned by third parties, or exchanged for awards provided by third parties, IHG is deemed to be acting as agent on consumption and therefore recognises the related revenue net of the cost of reimbursing the hotel or third party that is providing the benefit.

Performance obligations under the Group’s co-branding arrangements comprise:

•	arranging for the provision of future benefits to members who have earned points or free night certificates;

•	marketing services; and

•	providing the co-brand partner with the right to access the loyalty programme.

Fees from these agreements comprise fixed amounts normally payable at the beginning of the contract, and variable amounts paid on a monthly basis. Variable amounts are typically based on the number of points and free night certificates issued to members and the marketing services performed by the Group. Total fees are allocated to the performance obligations based on their estimated stand-alone selling prices. Revenue allocated to marketing and licensing obligations is recognised on a monthly basis as the obligation is satisfied. Revenue relating to points and free night certificates is recognised when the member has consumed the points or certificates at a participating hotel or has selected a reward from a third party, net of the cost of reimbursing the hotel or third party that is providing the benefit.

Judgement is required in estimating the stand-alone selling prices which are based upon generally accepted valuation methodologies regarding the value of the licence provided, and the number of points and certificates expected to be issued. However, the value of revenue recognised and the deferred revenue balance at the end of the year is not materially sensitive to changes in these assumptions.

Contract costs

Certain costs incurred to secure management and franchise agreements, typically developer commissions, are capitalised and amortised over the initial term of the related contract. These costs are presented as ‘Contract costs’ in the Group statement of financial position.

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

Fair value measurement

The Group measures financial assets and liabilities at FVTPL, financial assets measured at FVOCI, and derivative financial instruments at fair value on a recurring basis and other assets when impaired or re-measured on classification as held for sale by reference to fair value less costs of disposal. Additionally, the fair value of other financial assets and liabilities requires disclosure.

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

For assets and liabilities measured at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Further disclosures on the particular valuation techniques used by the Group are provided in note 25.

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

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Accounting policies	145

Group Financial Statements

New accounting standards and presentational changes

IFRS 16 ‘Leases’

IFRS 16, which supersedes IAS 17, sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. The Group has a number of material property and equipment leases.

The Group has adopted IFRS 16 using the full retrospective method of adoption with the date of initial application being 1 January 2019. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), lease contracts for which the underlying asset is of low value (‘low-value assets’), and leases of intangible assets.

Before the adoption of IFRS 16, the Group classified each of its leases at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalised at the commencement of the lease at the inception date fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognised as finance cost) and reduction of the lease liability. In an operating lease, the leased asset was not capitalised, and the lease payments were recognised as rent expense in the Group income statement on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognised within prepayments and trade and other payables, respectively.

Under IFRS 16, the Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased assets at the end of the lease term, recognised right-of-use assets are depreciated to a residual value over the shorter of their estimated useful life or lease term. Right-of-use assets are subject to impairment testing.

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including ‘in-substance fixed’ payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Variable lease payments that do not depend on an index or a rate are recognised as expense in the period over which the event or condition that triggers the payment occurs.

The lease acquired with the UK portfolio acquisition (see note 11) includes variable lease payments where rentals are linked to the performance of the hotels by way of reductions in rentals in the event that lower than target cash flows are generated by the hotels. In the event that rent reductions are not applicable, the Group’s exposure to this type of rental payment in excess of amounts reflected in the measurement of lease liabilities is £46m per annum over the remaining lease term of 24 years. Additional rentals, which are uncapped, are also payable and are calculated as a percentage of the profit earned by the hotels. Two German hotel leases operate under a similar structure (see note 15).

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the ‘in-substance fixed’ lease payment or a change in the assessment regarding the purchase of the underlying asset.

The Group applies the short-term lease recognition exemption to its short-term leases of equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. The Group is not party to any material leases where it acts as a lessor.

In accordance with the full retrospective method of adoption, the Group applied IFRS 16 at the date of initial application as if it had always been effective at the commencement date of existing lease contracts. Accordingly, the comparative information in these Consolidated Financial Statements has been restated, as summarised and set out below.

For the 12 months ended 31 December 2018:

•	Depreciation expense increased by $35m relating to the depreciation of new right-of-use assets recognised.

•	Rent expense decreased by $51m relating to previous operating leases.

•	Financial expenses increased by $19m relating to the interest expense on additional lease liabilities recognised.

•	Income tax expenses decreased by $1m relating to the tax effect of these changes.

•	Net cash from operating activities increased by $43m and the combination of cash from investing and financing activities reduced by the same amount, representing repayments of principal on the recognised lease liabilities.

At 31 December 2018:

•	Right-of-use assets of $513m were recognised and presented separately in the Group statement of financial position. This includes $174m relating to leased assets previously recognised under finance leases, included within property, plant and equipment.

•	Lease liabilities of $670m were recognised and presented separately in the Group statement of financial position. Finance lease liabilities of $235m previously included in loans and other borrowings are now included in lease liabilities.

•	Prepayments of $3m and trade and other payables of $35m related to leases previously classified as operating leases were derecognised.

•	Net deferred tax liabilities decreased by $10m because of the deferred tax impact of the changes in assets and liabilities.

•	The net effect of these adjustments increased the Group’s net liabilities by $54m.

146	IHG | Annual Report and Form 20-F 2019

Impact of IFRS 16 on the Group income statement

	Year ended 31 December 2018			Year ended 31 December 2017
	As previously reported $m	IFRS 16 adoption $m	As restated $m	As previously reported $m	IFRS 16 adoption $m	As restated $m
Revenue from fee business	1,486	–	1,486	1,379	–	1,379
Revenue from owned, leased and managed lease hotels	447	–	447	351	–	351
System Fund revenues	1,233	–	1,233	1,242	–	1,242
Reimbursement of costs	1,171	–	1,171	1,103	–	1,103
Total revenue	4,337	–	4,337	4,075	–	4,075
Cost of sales	(706)	18	(688)	(571)	17	(554)
System Fund expenses	(1,379)	–	(1,379)	(1,276)	–	(1,276)
Reimbursed costs	(1,171)	–	(1,171)	(1,103)	–	(1,103)
Administrative expenses	(448)	33	(415)	(388)	33	(355)
Share of (losses)/gains of associates and joint ventures	(1)	–	(1)	3	–	3
Other operating income	14	–	14	84	–	84
Depreciation and amortisation	(80)	(35)	(115)	(78)	(34)	(112)
Impairment charge	–	–	–	(18)	–	(18)
Operating profit	566	16	582	728	16	744
Financial income	5	–	5	4	–	4
Financial expenses	(82)	(19)	(101)	(76)	(19)	(95)
Fair value losses on contingent purchase consideration	(4)	–	(4)	–	–	–
Profit before tax	485	(3)	482	656	(3)	653
Tax	(133)	1	(132)	(115)	(3)	(118)
Profit for the year from continuing operations	352	(2)	350	541	(6)	535
Impact of IFRS 16 on the Group statement of comprehensive income
	Year ended 31 December 2018			Year ended 31 December 2017
	As previously reported $m	IFRS 16 adoption $m	As restated $m	As previously reported $m	IFRS 16 adoption $m	As restated $m
Profit for the year	352	(2)	350	541	(6)	535
Exchange gains/(losses) on retranslation of foreign operations, including related tax credit of $2m (2017: net of related tax credit of $1m)	43	1	44	(88)	(2)	(90)
Other items	(10)	–	(10)	(47)	–	(47)
Total comprehensive income for the year	385	(1)	384	406	(8)	398

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | New accounting standards and presentational changes	147

Group Financial Statements

New accounting standards and presentational changes continued

Impact of IFRS 16 on the Group statement of financial position

	31 December 2018			31 December 2017
	As previously reported $m	IFRS 16 adoption $m	As restated $m	As previously reported $m	IFRS 16 adoption $m	As restated $m
Property, plant and equipment	447	(174)	273	425	(175)	250
Right-of-use assets	–	513	513	–	486	486
Deferred tax assets	60	3	63	75	3	78
Other non-current assets	1,870	–	1,870	1,647	–	1,647
Total non-current assets	2,377	342	2,719	2,147	314	2,461
Trade and other receivables	613	(3)	610	551	(2)	549
Other current assets	763	–	763	312	–	312
Total current assets	1,376	(3)	1,373	863	(2)	861
Total assets	3,753	339	4,092	3,010	312	3,322
Loans and other borrowings	(120)	16	(104)	(126)	16	(110)
Lease liabilities	–	(55)	(55)	–	(44)	(44)
Trade and other payables	(618)	2	(616)	(597)	2	(595)
Other current liabilities	(632)	–	(632)	(557)	–	(557)
Total current liabilities	(1,370)	(37)	(1,407)	(1,280)	(26)	(1,306)
Loans and other borrowings	(2,129)	219	(1,910)	(1,893)	215	(1,678)
Lease liabilities	–	(615)	(615)	–	(589)	(589)
Trade and other payables	(158)	33	(125)	(36)	29	(7)
Deferred tax liabilities	(131)	7	(124)	(101)	6	(95)
Other non-current liabilities	(1,042)	–	(1,042)	(1,001)	–	(1,001)
Total non-current liabilities	(3,460)	(356)	(3,816)	(3,031)	(339)	(3,370)
Total liabilities	(4,830)	(393)	(5,223)	(4,311)	(365)	(4,676)
Net liabilities	(1,077)	(54)	(1,131)	(1,301)	(53)	(1,354)
Currency translation reserve	419	1	420	377	–	377
Retained earnings	1,166	(55)	1,111	951	(53)	898
Other equity	(2,670)	–	(2,670)	(2,636)	–	(2,636)
IHG shareholders’ equity	(1,085)	(54)	(1,139)	(1,308)	(53)	(1,361)
Non-controlling interest	8	–	8	7	–	7
Total equity	(1,077)	(54)	(1,131)	(1,301)	(53)	(1,354)

148	IHG | Annual Report and Form 20-F 2019

Impact of IFRS 16 on the Group statement of cash flows

	Year ended 31 December 2018			Year ended 31 December 2017
	As previously reported $m	IFRS 16 adoption $m	As restated $m	As previously reported $m	IFRS 16 adoption $m	As restated $m
Profit for the year	352	(2)	350	541	(6)	535
Adjustments reconciling profit for the year to cash flow from operations before contract acquisition costs	502	62	564	308	63	371
Cash flow from operations before contract acquisition costs	854	60	914	849	57	906
Contract acquisition costs, net of repayments	(54)	–	(54)	(57)	–	(57)
Cash flow from operations	800	60	860	792	57	849
Interest paid	(70)	(17)	(87)	(69)	(18)	(87)
Interest received	2	–	2	1	–	1
Tax paid on operating activities	(66)	–	(66)	(147)	–	(147)
Net cash from operating activities	666	43	709	577	39	616
Landlord contribution to property, plant and equipment	8	(8)	–	14	(14)	–
Other cash flows from investing activities	(197)	–	(197)	(220)	–	(220)
Net cash from investing activities	(189)	(8)	(197)	(206)	(14)	(220)
Principal element of lease payments	–	(35)	(35)	–	(25)	(25)
Other cash flows from financing activities	86	–	86	(446)	–	(446)
Net cash from financing activities	86	(35)	51	(446)	(25)	(471)
Net movement in cash and cash equivalents in the year	563	–	563	(75)	–	(75)
Cash and cash equivalents at beginning of the year	58	–	58	117	–	117
Exchange rate effects	(21)	–	(21)	16	–	16
Cash and cash equivalents at end of the year	600	–	600	58	–	58

Impact of IFRS 16 on basic and diluted earnings per ordinary share
	Year ended 31 December 2018			Year ended 31 December 2017
	As previously reported cents	IFRS 16 adoption cents	As restated cents	As previously reported cents	IFRS 16 adoption cents	As restated cents
Basic earnings per ordinary share	184.7	(1.0)	183.7	279.8	(3.1)	276.7
Diluted earnings per ordinary share	182.8	(1.0)	181.8	278.4	(3.1)	275.3

Presentational changes

The presentation of the Group income statement has been amended to include exceptional items within the line item to which they relate, with a separate analysis of operating profit before System Fund and exceptional items.

Fair value gains and losses on contingent purchase consideration reported within financial expenses in 2018 are now presented as a separate line item on the face of the Group income statement.

Other standards adopted

From 1 January 2019, the Group has applied the amendments to:

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

None of these amendments have had a material impact on the Group’s reported financial performance or position.

New standards issued but not yet effective

In 2019, the IASB published ‘Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7’. There is no anticipated material impact from these amendments on the Group’s reported financial performance or position.

The effective date for IFRS 17 ‘Insurance Contracts’ is 1 January 2021. The Group has not yet determined the impact of this standard on the Group’s reported financial performance or position.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | New accounting standards and presentational changes	149

Group Financial Statements

Notes to the Group Financial Statements

1. Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1=£0.78 (2018: $1=£0.75, 2017: $1=£0.78). In the case of the euro, the translation rate is $1=€0.89 (2018: $1=€0.85, 2017: $1=€0.89).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.76 (2018: $1=£0.78, 2017: $1=£0.74). In the case of the euro, the translation rate is $1=€0.89 (2018: $1=€0.87, 2017: $1=€0.83).

2. Segmental information

The Group has four reportable segments reflecting its geographical regions and its Central functions:

• Americas;

• EMEAA;

• Greater China; and

• Central.

Central functions include technology, sales and marketing, finance, human resources and corporate services; Central revenue arises principally from technology fee income.

No operating segments have been aggregated to form these reportable segments.

Management monitors the operating results of these reportable segments for the purpose of making decisions about resource allocation and performance assessment. Each of the geographical regions is led by its own Chief Executive Officer who reports to the Group Chief Executive Officer.

The System Fund is not viewed as being part of the Group’s core operations as it is not managed to generate a profit or loss for IHG over the longer term. As such, its results are not regularly reviewed by the Chief Operating Decision Maker (CODM) and it does not constitute an operating segment under IFRS 8. Similarly, reimbursements of costs are not reported to the CODM and so are not included within the reportable segments.

Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group Financial Statements, excluding System Fund and exceptional items. Group financing activities, fair value gains/(losses) on contingent purchase consideration and income taxes are managed on a Group basis and are not allocated to reportable segments.

Revenue

Year ended 31 December	2019 $m	2018 $m	2017 $m
Americas	1,040	1,051	999
EMEAA	723	569	457
Greater China	135	143	117
Central	185	170	157
Revenue from reportable segments	2,083	1,933	1,730
System Fund revenues	1,373	1,233	1,242
Reimbursement of costs	1,171	1,171	1,103
Total revenue	4,627	4,337	4,075

Profit

Year ended 31 December	2019 $m	2018 Restated $m	2017 Restated $m
Americas (see below)	700	673	648
EMEAA	217	206	175
Greater China	73	70	53
Central	(125)	(117)	(102)
Operating profit from reportable segments	865	832	774
System Fund	(49)	(146)	(34)
Operating exceptional items (note 6)	(186)	(104)	4
Operating profit	630	582	744
Net finance costs	(115)	(96)	(91)
Fair value gains/(losses) on contingent purchase consideration	27	(4)	–
Profit before tax	542	482	653
Tax	(156)	(132)	(118)
Profit for the year	386	350	535

All items above relate to continuing operations.

Operating profit from reportable segments includes business interruption insurance proceeds of $10m in 2019, relating to the Americas region, which is included in ‘other operating income’ in the Group income statement.

150	IHG | Annual Report and Form 20-F 2019

2. Segmental information continued

Assets

31 December	2019 $m	2018 Restated $m
Americas	1,784	1,656
EMEAA[a]	978	738
Greater China	136	110
Central	772	755
Segment assets	3,670	3,259
Unallocated assets:
Derivative financial instruments	1	8
Tax receivable	44	58
Deferred tax assets	66	63
Cash and cash equivalents	195	704
Total assets	3,976	4,092

[a] Includes assets classified as held for sale of $19m (2018: $nil).

Liabilities

31 December	2019 $m	2018 Restated $m
Americas	(971)	(995)
EMEAA[a]	(398)	(386)
Greater China	(80)	(61)
Central	(206)	(225)
Segment liabilities	(1,655)	(1,667)
Unallocated liabilities:
Loyalty and co-brand deferred revenue and other payables	(1,339)	(1,291)
Loans and other borrowings	(2,165)	(2,014)
Derivative financial instruments	(20)	–
Tax payable	(50)	(50)
Deferred tax liabilities	(118)	(124)
Deferred and contingent purchase consideration[b]	(94)	(77)
Total liabilities	(5,441)	(5,223)

[a]	Includes liabilities classified as held for sale of $22m (2018: $nil).

[b]	Excludes UK portfolio which is included in EMEAA. 2018 has been restated accordingly.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	151

Group Financial Statements

Notes to the Group Financial Statements continued

2. Segmental information continued

Other segmental information

Year ended 31 December 2019	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure (page 153)	57	71	–	137	265
Non-cash items:
Depreciation and amortisation[a]	44	25	5	42	116
Share-based payments cost	9	4	2	13	28
Share of losses/(gains) of associates and joint ventures	9	(6)	–	–	3
Impairment charges	50	81	–	–	131

Year ended 31 December 2018	Americas Restated $m	EMEAA Restated $m	Greater China Restated $m	Central Restated $m	Group Restated $m
Capital expenditure (page 153)	74	33	2	142	251
Non-cash items:
Depreciation and amortisation[a]	46	17	7	45	115
Share-based payments cost	8	4	3	12	27
Share of losses/(gains) of associates and joint ventures	6	(5)	–	–	1

Year ended 31 December 2017	Americas Restated $m	EMEAA Restated $m	Greater China Restated $m	Central Restated $m	Group Restated $m
Capital expenditure	120	26	2	202	350
Non-cash items:
Depreciation and amortisation[a]	42	15	5	50	112
Share-based payments cost	6	4	3	8	21
Share of losses/(gains) of associates and joint ventures	1	(4)	–	–	(3)
Impairment charge	18	–	–	–	18

[a]

Included in the $116m (2018: $115m, 2017: $112m) of depreciation and amortisation is $82m (2018: $86m, 2017: $78m) relating to administrative expenses and $34m (2018: $29m, 2017: $34m) relating to cost of sales. A further $54m (2018: $49m, 2017: $41m) of depreciation and amortisation was recorded within System Fund expenses.

152	IHG | Annual Report and Form 20-F 2019

2. Segmental information continued

Reconciliation of capital expenditure

Year ended 31 December 2019	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure per management reporting	57	71	–	137	265
Goodwill	–	4	–	–	4
Contract acquisition costs	(27)	(35)	–	–	(62)
Timing differences and other adjustments	4	1	–	(4)	1
Additions per the Group Financial Statements	34	41	–	133	208

Comprising additions to:
Goodwill and other intangible assets	–	4	–	104	108
Property, plant and equipment	19	29	–	29	77
Investment in associates and joint ventures	14	–	–	–	14
Other financial assets	1	8	–	–	9
	34	41	–	133	208

Year ended 31 December 2018	Americas Restated $m	EMEAA Restated $m	Greater China Restated $m	Central Restated $m	Group Restated $m
Capital expenditure per management reporting	74	33	2	142	251
Contract acquisition costs	(32)	(26)	–	–	(58)
Timing differences and other adjustments	1	–	–	–	1
Additions per the Group Financial Statements	43	7	2	142	194

Comprising additions to:
Intangible assets	–	–	–	112	112
Property, plant and equipment	13	2	2	30	47
Investment in associates and joint ventures	3	–	–	–	3
Other financial assets	27	5	–	–	32
	43	7	2	142	194

Geographical information

Year ended 31 December			2019 $m	2018 $m	2017 $m
Revenue
United Kingdom			265	151	74
United States			1,957	1,950	1,845
China			214	222	201
Rest of World			818	781	713
			3,254	3,104	2,833
System Fund (note 33)			1,373	1,233	1,242
			4,627	4,337	4,075

For the purposes of the above table, hotel and reimbursable revenues are determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue. System Fund revenues are not included in the geographical analysis as the Group does not monitor the Fund’s revenue by location of the hotel, or in the case of the loyalty programme, according to the location where members consume their rewards.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	153

Group Financial Statements

Notes to the Group Financial Statements continued

2. Segmental information continued

31 December	2019 $m	2018 Restated $m
Non-current assets
United Kingdom	184	205
United States	1,632	1,643
Rest of World	847	510
	2,663	2,358

For the purposes of the above table, non-current assets comprise goodwill and other intangible assets, property, plant and equipment, right-of-use assets, investments in associates and joint ventures, non-current contract costs and non-current contract assets. In addition to the United Kingdom, non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.

3. Revenue

Disaggregation of revenue

The following table presents Group revenue disaggregated by type of revenue stream and by reportable segment:

Year ended 31 December 2019	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	840	247	87	–	1,174
Incentive management fees	13	90	48	–	151
Central revenue	–	–	–	185	185
Revenue from fee business	853	337	135	185	1,510
Revenue from owned, leased and managed lease hotels	187	386	–	–	573
	1,040	723	135	185	2,083
System Fund revenues (note 33)					1,373
Reimbursement of costs					1,171
Total revenue					4,627

Year ended 31 December 2018	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	835	227	94	–	1,156
Incentive management fees	18	93	49	–	160
Central revenue	–	–	–	170	170
Revenue from fee business	853	320	143	170	1,486
Revenue from owned, leased and managed lease hotels	198	249	–	–	447
	1,051	569	143	170	1,933
System Fund revenues (note 33)					1,233
Reimbursement of costs					1,171
Total revenue					4,337

Year ended 31 December 2017	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	795	204	73	–	1,072
Incentive management fees	16	90	44	–	150
Central revenue	–	–	–	157	157
Revenue from fee business	811	294	117	157	1,379
Revenue from owned, leased and managed lease hotels	188	163	–	–	351
	999	457	117	157	1,730
System Fund revenues (note 33)					1,242
Reimbursement of costs					1,103
Total revenue					4,075

154	IHG | Annual Report and Form 20-F 2019

3. Revenue continued

Contract balances

	2019 $m	2018 $m
Trade receivables (note 18)	514	474
Contract assets	334	290
Deferred revenue	(1,564)	(1,506)

A trade receivable is recorded when the Group has issued an invoice and has an unconditional right to receive payment. In respect of franchise fees, base and incentive management fees, Central revenue and revenues from owned, leased and managed lease hotels, the invoice is typically issued as the related performance obligations are satisfied, as described on page 144.

Contract assets (including performance guarantees)

Contract assets are recorded in respect of key money payments; the difference, if any, between the face and market value of loans made to owners; and the value of payments under performance guarantees.

	2019 $m	2018 $m
At 1 January	290	258
Costs paid	64	58
Recognised as a deduction to revenue	(22)	(19)
Repayments	(1)	(2)
Exchange and other adjustments	3	(5)
At 31 December	334	290

Analysed as:
Current	23	20
Non-current	311	270
	334	290

At 31 December 2019, the amount of performance guarantees included within trade and other payables was $2m (2018: $3m) and the maximum payout remaining under such guarantees was $85m (2018: $42m).

Deferred revenue

Deferred revenue is recognised when payment is received before the related performance obligation is satisfied. The main categories of deferred revenue relate to the Loyalty programme, co-branding agreements, and franchise application and re-licensing fees.

	Loyalty programme $m	Other co-brand fees $m	Application & re-licensing fees $m	Other $m	Total $m
At 1 January 2018	1,057	88	163	49	1,357
Acquisition of businesses	–	–	–	8	8
Increase in deferred revenue	540	–	36	67	643
Recognised as revenue	(416)	(11)	(23)	(47)	(497)
Exchange and other adjustments	–	–	(1)	(4)	(5)
At 31 December 2018	1,181	77	175	73	1,506
Acquisition of businesses	–	–	–	2	2
Increase in deferred revenue	533	–	26	64	623
Recognised as revenue	(481)	(11)	(25)	(49)	(566)
Exchange and other adjustments	–	–	(4)	3	(1)
At 31 December 2019	1,233	66	172	93	1,564

At 31 December 2019

Analysed as:
Current	476	11	25	43	555
Non-current	757	55	147	50	1,009
	1,233	66	172	93	1,564

At 31 December 2018

Analysed as:
Current	491	11	23	47	572
Non-current	690	66	152	26	934
	1,181	77	175	73	1,506

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	155

Group Financial Statements

Notes to the Group Financial Statements continued

3. Revenue continued

The table on the previous page does not include amounts which were received and recognised as revenue in the same year. Amounts recognised as revenue were included in deferred revenue at the beginning of the year.

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

Amounts received and not yet recognised related to performance obligations that were unsatisfied at 31 December 2019 are as follows:

	2019			2018

Expected to be recognised in:	Loyalty and co-brand $m	Other $m	Total $m	Loyalty and co-brand $m	Other $m	Total $m
Less than one year	487	68	555	502	70	572
Between one and two years	292	34	326	257	31	288
Between two and three years	176	30	206	158	26	184
Between three and four years	115	27	142	106	22	128
Between four and five years	79	27	106	75	20	95
More than five years	150	79	229	160	79	239
	1,299	265	1,564	1,258	248	1,506

Contract costs

Movements in contract costs, typically developer commissions, are as follows:

	2019 $m	2018 $m
At 1 January	60	58
Costs incurred	19	9
Amortisation	(7)	(7)
At 31 December	72	60

Analysed as:
Current	5	5
Non-current	67	55
	72	60

156	IHG | Annual Report and Form 20-F 2019

4. Staff costs and Directors’ emoluments

	2019 $m	2018 $m	2017 $m
Staff costs
Wages and salaries	1,982	1,956	1,868
Social security costs	131	127	106
Pension and other post-retirement benefits:
Defined benefit plans (note 27)	3	19	5
Defined contribution plans	64	63	61
	2,180	2,165	2,040
Analysed as:
Costs borne by IHG[a]	735	708	645
Costs borne by the System Fund[b]	313	347	339
Costs reimbursed	1,132	1,110	1,056
	2,180	2,165	2,040

[a]

Includes $9m (2018: $21m, 2017: $13m) classified as exceptional relating to the comprehensive efficiency programme. In 2018, included $15m classified as exceptional relating to termination of the US funded Inter-Continental Hotels Pension Plan.

[b]	Includes $8m (2018: $21m, 2017: $9m) relating to the comprehensive efficiency programme.

	2019	2018	2017
Average number of employees, including part-time employees
Employees whose costs are borne by IHG:
Americas	2,170	2,225	2,149
EMEAA	5,227	3,255	2,267
Greater China	339	324	294
Central	1,900	1,794	1,948
	9,636	7,598	6,658
Employees whose costs are borne by the System Fund	4,800	5,214	5,555
Employees whose costs are reimbursed	22,207	22,518	22,577
	36,643	35,330	34,790

	2019 $m	2018 $m	2017 $m
Directors’ emoluments
Base salaries, fees, performance payments and benefits	6.4	7.1	4.9

More detailed information on the emoluments, pensions, share awards and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 96 to 109.

5. Auditor’s remuneration paid to Ernst & Young LLP

	2019 $m	2018 $m	2017 $m
Audit of the Financial Statements[a]	3.0	3.3	3.0
Audit of subsidiaries	3.2	2.9	2.2
Audit-related assurance services	0.2	0.2	0.2
Other assurance services	1.3	1.3	1.0
Tax compliance	–	–	0.1
Other non-audit services not covered by the above	0.1	0.1	0.2
	7.8	7.8	6.7

[a]	Includes $nil (2018: $0.4m, 2017: $0.5m) of additional fees for specific procedures performed in relation to the implementation of new accounting standards.

Audit fees in respect of the pension scheme were not material.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	157

Group Financial Statements

Notes to the Group Financial Statements continued

6. Exceptional items

	2019 $m	2018 $m	2017 Restated $m
Operating exceptional items:
Administrative expenses:
Acquisition and integration costs	(7)	(15)	(15)
Litigation	(28)	(18)	–
Reorganisation costs	(20)	(56)	(36)
Pension settlement cost	–	(15)	–
	(55)	(104)	(51)

Other operating income and expenses:
Gain on disposal of equity securities measured at fair value (note 17)	–	–	73
	–	–	73

Impairment charges:
Goodwill (note 13)	(49)	–	–
Management agreements (note 13)	(50)	–	–
Right-of-use assets (note 15)	(32)	–	–
Associates (note 16)	–	–	(18)
	(131)	–	(18)
Total operating exceptional items	(186)	(104)	4

Fair value gains on contingent purchase consideration (note 25)	38	–	–

Exceptional items before tax	(148)	(104)	4

Tax:
Tax on exceptional items	20	22	(2)
Exceptional tax	–	5	87
Total tax (note 8)	20	27	85

Operating exceptional items analysed as:
Americas	(62)	(36)	37
EMEAA	(109)	(12)	(4)
Greater China	–	(1)	–
Central	(15)	(55)	(29)
	(186)	(104)	4

Acquisition and integration costs

Relates to the acquisitions of Six Senses, Regent and the UK portfolio (see note 11) and, in 2017, related to the cost of integrating Kimpton which was acquired on 16 January 2015.

Litigation

In 2019, primarily represents management’s best estimate of a settlement in respect of a lawsuit filed against the Group in the Americas region, together with the cost of an arbitration award made against the Group in the EMEAA region.

In 2018, primarily related to a material settlement agreed in respect of a lawsuit filed against the Group in the Americas region, together with associated legal fees.

Reorganisation costs

In September 2017, the Group launched a comprehensive efficiency programme to fund a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme is centred around strengthening the Group’s organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The programme was completed in 2019. The cost includes consultancy fees of $6m (2018: $25m, 2017: $24m) and severance costs of $8m (2018: $18m, 2017: $8m). An additional $28m (2018: $47m, 2017: $9m) has been charged to the System Fund.

158	IHG | Annual Report and Form 20-F 2019

6. Exceptional items continued

Pension settlement cost

Arose from the termination of the US funded Inter-Continental Hotels Pension Plan (see note 27).

Tax on exceptional items

In 2019, comprises a current tax credit of $4m on reorganisation costs (2018: $11m, 2017: $13m), a $6m deferred tax credit in respect of litigation costs (2018: $5m current tax credit), a $1m deferred tax charge representing the net tax impact of the right-of-use asset impairment and the fair value gain on contingent purchase consideration, a $13m deferred tax credit in relation to the management agreement impairment and a $2m prior year deferred tax charge relating to a 2014 disposal. Additionally, in 2018 there was a $6m tax credit ($5m current tax and $1m deferred tax) arising from the US pension settlement, a $2m current tax credit in respect of acquisition and integration costs (2017: deferred tax credit $6m) and a $2m prior year current tax charge on the 2017 sale of a minority investment (2017: $28m). Additionally in 2017 there was a $7m deferred tax credit in respect of the impairment charge relating to the InterContinental Barclay associate.

Exceptional tax

In 2018, related to a $5m tax credit in regard to US tax reform impacts. 2017 has been restated to reflect the re-measurement arising from the significant US tax reform on the deferred taxes created by IFRS 16. The 2017 restated amounts include $32m current tax charge and $109m deferred tax credit as a result of the US tax reform and a $10m deferred tax credit representing a reduction in the Group’s unremitted earnings provision.

All items above relate to continuing operations.

The above items are treated as exceptional by reason of their size or nature, as further described on page 145.

7. Finance costs

	2019 $m	2018 Restated $m	2017 Restated $m
Financial income
Financial income on deposits and money market funds	3	2	1
Interest income on loans and other assets	3	3	3
	6	5	4
Financial expenses
Interest expense on bonds and syndicated facility	78	61	58
Interest expense on lease liabilities	41	39	39
Capitalised interest	(5)	(5)	(6)
Unwind of discount on deferred purchase consideration[a]	1	1	–
Other charges[b]	6	5	4
	121	101	95

[a]	Fair value gains/(losses) on contingent purchase consideration have been disclosed on the face of the Group income statement. The 2018 comparatives have been restated accordingly.

[b]	Other charges comprise bank charges and non-bank interest expense.

During the year, $13m (2018: $14m, 2017: $7m) was payable to the IHG Rewards Club loyalty programme relating to interest on the accumulated balance of cash received in advance of the consumption of points awarded. The expense and corresponding System Fund interest income are eliminated within financial expenses.

Capitalised interest relates to the System Fund. The rate used for capitalisation of interest was 3.1% (2018: 3.0%, 2017: 3.0%).

The deferred purchase consideration relates to the Regent acquisition (see note 25).

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	159

Group Financial Statements

Notes to the Group Financial Statements continued

8. Tax

Tax on profit

	2019 $m	2018 Restated $m	2017 Restated $m
Income tax
UK corporation tax at 19.00% (2018: 19.00%, 2017: 19.25%):
Current period	5	10	10
Adjustments in respect of prior periods	13	4	(2)
	18	14	8
Foreign tax:
Current period	154	95	210
Benefit of tax reliefs on which no deferred tax previously recognised	(2)	(1)	(13)
Adjustments in respect of prior periods	(11)	(13)	2
	141	81	199
Total current tax	159	95	207
Deferred tax:
Origination and reversal of temporary differences	11	39	(8)
Changes in tax rates and tax laws[a]	2	1	(56)
Adjustments to estimated recoverable deferred tax assets[b]	(2)	(2)	(9)
Adjustments in respect of prior periods	(14)	(1)	(16)
Total deferred tax	(3)	37	(89)
Total income tax charge for the year	156	132	118

Further analysed as tax relating to:
Profit before exceptional items[c]	176	159	203
Exceptional items:
Tax on exceptional items (note 6)	(20)	(22)	2
Exceptional tax (note 6)	–	(5)	(87)
	156	132	118

[a]	In 2017, predominantly reflects a change in US tax rates following significant US tax reforms.

[b]	Represents a reassessment of the recovery of recognised and off-balance sheet deferred tax assets in line with the Group’s profit forecasts.

[c]	Includes $113m (2018: $93m, 2017: $157m) in respect of US taxes.

All items above relate to continuing operations.

160	IHG | Annual Report and Form 20-F 2019

8. Tax continued

			Total[a]		Before exceptional items and System Fund[b]
	2019%	2018 Restated %	2017 Restated %	2019%	2018 Restated %	2017 Restated %
Reconciliation of tax charge
UK corporation tax at standard rate	19.0	19.0	19.3	19.0	19.0	19.3
Tax credits	(0.8)	(0.5)	(0.5)	(0.6)	(0.3)	(0.5)
System Fund[c]	1.1	5.0	0.9	(0.5)	(0.5)	(0.4)
Impairment charges	1.7	–	–	–	–	–
Other permanent differences	1.3	0.6	0.8	0.8	0.3	0.6
Non-recoverable foreign taxes[d]	3.2	0.7	0.3	2.4	0.5	0.3
Net effect of different rates of tax in overseas businesses[e]	6.7	4.6	14.6	5.5	3.7	13.9
Effects of changes in tax rates resulting from significant US tax reform	–	–	(8.7)	–	–	–
Release of provision for taxation on unremitted earnings following significant US tax reform	–	–	(7.8)	–	–	–
Transition tax liability arising from significant US tax reform	–	–	4.8	–	–	–
Effect of other changes in tax rates and tax laws	(0.4)	0.3	0.3	(0.3)	0.2	0.3
Benefit of tax reliefs on which no deferred tax previously recognised	(0.4)	(0.4)	(1.9)	(0.3)	(0.3)	(1.8)
Effect of adjustments to estimated recoverable deferred tax assets	(0.4)	0.1	(1.4)	(0.3)	0.1	(1.3)
Adjustment to tax charge in respect of prior periods	(2.2)	(2.0)	(2.6)	(1.9)	(1.0)	(1.1)
	28.8	27.4	18.1	23.8	21.7	29.3

[a]	Calculated in relation to total profits including exceptional items and System Fund.

[b]	Calculated in relation to profits excluding exceptional items and System Fund earnings.

[c]	The System Fund is, in general, not subject to taxation.

[d]

In 2018, IHG recognised a benefit in respect of foreign tax credits in the US that were carried back against 2017 tax. In 2019, this carry back benefit is not available which has led to an increase in irrecoverable tax by 1.8 percentage points on the underlying rate before exceptional items and System Fund. These credits are disclosed within unrecognised deferred tax.

[e]	Before exceptional items and System Fund includes 4.9 percentage points (2018: 4.2 percentage points, 2017: 13.3 percentage points) driven by the relatively high US federal tax rate.

A reconciliation between total tax rate and tax rate before exceptional items and System Fund is shown below:

			2019			2018 Restated			2017 Restated
	Profit before tax $m	Tax $m	Rate %	Profit before tax $m	Tax $m	Rate %	Profit before tax $m	Tax $m	Rate %
Group income statement	542	156	28.8	482	132	27.4	653	118	18.1
Adjust for:
Exceptional items (note 6)	148	20		104	27		(4)	85
System Fund	49	–		146	–		34	–
Other	–	–		–	–		–	(3)
	739	176	23.8	732	159	21.7	683	200	29.3

Information concerning Non-GAAP measures can be found in the Strategic Report on pages 55 to 59.

Tax paid

Total net tax paid during the year of $141m (2018: $68m, 2017: $172m) comprises $141m (2018: $66m, 2017: $147m) paid in respect of operating activities and $nil (2018: $2m, 2017: $25m) paid in respect of investing activities. A reconciliation of tax paid to the total tax charge in the Group income statement is as follows:

	2019 $m	2018 $m	2017 $m
Current tax charge in the Group income statement	(159)	(95)	(207)
Current tax credit in the Group statement of comprehensive income	2	1	–
Current tax credit taken directly to equity	4	8	12
Total current tax charge	(153)	(86)	(195)
Movements to tax contingencies within the Group income statement[a]	3	(4)	(3)
Timing differences of cash tax paid and foreign exchange differences	9	22	26
Tax paid per cash flow	(141)	(68)	(172)

[a]	Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	161

Group Financial Statements

Notes to the Group Financial Statements continued

8. Tax continued

Current tax

Within current tax payable is $33m (2018: $29m) in respect of uncertain tax positions.

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

Where the interpretation of local tax law is not clear, management relies on judgement and accounting estimates to ensure all uncertain tax positions are adequately provided for in the Group Financial Statements. This may involve consideration of some or all of the following factors:

•	strength of technical argument, impact of case law and clarity of legislation;

•	professional advice;

•	experience of interactions, and precedents set, with the particular taxing authority; and

•	agreements previously reached in other jurisdictions on comparable issues.

The largest single contingency item within the current tax payable balance does not exceed $9m (2018: $8m).

Deferred tax

	Property, plant, equipment and	Other intangible assets and contract assets	Application fees and contract	Deferred gains on	Deferred gains on		Employee	Undistributed earnings of	Other short-term temporary differences[a]	Total
	software	Restated	costs	loan notes	investments	Losses	benefits	subsidiaries	Restated	Restated
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2018	(98)	(2)	25	(34)	(54)	40	20	–	86	(17)
Group income statement	(26)	(8)	4	(1)	(2)	(4)	–	(2)	2	(37)
Assets of businesses acquired	4	(11)	–	–	–	–	–	–	10	3
Group statement of comprehensive income	–	–	–	–	–	–	(2)	–	(2)	(4)
Group statement of changes in equity	–	–	–	–	–	–	–	–	(5)	(5)
Exchange and other adjustments	–	–	–	–	–	(1)	–	–	–	(1)
At 31 December 2018	(120)	(21)	29	(35)	(56)	35	18	(2)	91	(61)
Group income statement	–	1	(2)	1	(2)	(9)	–	2	12	3
Assets of businesses acquired	–	–	–	–	–	–	–	–	2	2
Group statement of comprehensive income	–	–	–	–	–	–	1	–	(1)	–
Exchange and other adjustments	1	1	–	–	–	1	1	–	–	4
At 31 December 2019	(119)	(19)	27	(34)	(58)	27	20	–	104	(52)

[a]	Primarily relates to provisions, accruals, share-based payments, right-of-use assets, lease liabilities and contingent purchase consideration.

Deferred gains on investments represent tax which would crystallise upon a sale of a related joint venture, associate or other equity investment. Deferred gains on loan notes represent tax which is expected to fall due for payment in 2025 (2018: 2025). The deferred tax asset recognised in respect of losses of $27m (2018: $35m) is wholly in respect of revenue losses. A deferred tax asset of $4m (2018: $nil) is recognised in a legal entity which suffered a tax loss in the current or preceding period. This deferred tax asset has been recognised on the basis of the future expected performance of the entity in question. Offset against deferred tax assets is $nil (2018: $nil) in respect of uncertain tax positions.

The closing balance is further analysed by key territory as follows:

	Property, plant, equipment and software $m	Other intangible assets and contract assets $m	Application fees and contract costs $m	Deferred gains on loan notes $m	Deferred gains on investments $m	Losses $m	Employee benefits $m	Undistributed earnings of subsidiaries $m	Other short-term temporary differences $m	Total $m
UK	6	5	(1)	–	–	21	4	–	20	55
US	(125)	(18)	33	(34)	(58)	1	16	–	74	(111)
Other	–	(6)	(5)	–	–	5	–	–	10	4
	(119)	(19)	27	(34)	(58)	27	20	–	104	(52)

162	IHG | Annual Report and Form 20-F 2019

8. Tax continued

The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so is as follows:

	2019 $m	2018 Restated $m
Analysed as:
Deferred tax assets	66	63
Deferred tax liabilities	(118)	(124)
	(52)	(61)

The Group does not recognise deferred tax assets if it cannot anticipate being able to offset them against future profits or gains.

The total unrecognised deferred tax position is as follows:

	Gross		Unrecognised deferred tax
	2019 $m	2018 Restated $m	2019 $m	2018 Restated $m
Revenue losses	413	448	65	67
Capital losses	541	516	95	90
Total losses	954	964	160	157
Foreign tax credits	13	–	13	–
Leases	25	25	7	7
Other[a]	2	24	1	7
	994	1,013	181	171

[a] Primarily relates to costs incurred in prior years for which relief has not been obtained.

There is no expiry date to any of the above unrecognised assets other than for the losses and foreign tax credits as shown in the table below:

	Gross		Unrecognised deferred tax
	2019 $m	2018 $m	2019 $m	2018 $m
Expiry date:
2020	2	–	–	–
2021	31	28	6	6
2022	10	10	2	2
2023	2	1	–	–
2024	4	4	1	–
2025	91	92	20	21
After 2025	24	46	17	3

No deferred tax liability has been recognised in respect of $0.9bn (2018: $0.8bn) of taxable temporary differences relating to subsidiaries (comprising undistributed earnings and net inherent gains) because the Group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Tax risks, policies and governance

Information concerning the Group’s tax governance can be found in the Taxation section of the Strategic Report on page 73.

Factors that may affect the future tax charge

Many factors will affect the Group’s future tax rate, the key ones being future legislative developments, future profitability of underlying subsidiaries and tax uncertainties.

There are many potential future changes to worldwide taxation systems as a result of the potential adoption by individual territories of recommendations of the OECD’s Base Erosion and Profit Shifting project, and other similar initiatives being driven by the OECD, governments and tax authorities. The Group continues to monitor activity in this area.

At the current time, the exact detail of the United Kingdom’s exit from the European Union remains unknown. Based upon the Group’s profile and areas that have been publicly discussed, the Group does not anticipate the exit to cause a material impact on its future underlying effective tax rate.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	163

Group Financial Statements

Notes to the Group Financial Statements continued

9. Dividends

	2019 cents per share	2018 cents per share	2017 cents per share	2019 $m	2018 $m	2017 $m
Paid during the year:
Final (declared for previous year)	78.1	71.0	64.0	139	130	127
Interim	39.9	36.3	33.0	72	69	62
Special (note 29)	262.1	–	202.5	510	–	404
	380.1	107.3	299.5	721	199	593

Proposed (not recognised as a liability at 31 December):
Final	85.9	78.1	71.0	156	141	135

The final dividend of 85.9¢ per ordinary share is proposed for approval at the Annual General Meeting (AGM) on 7 May 2020 and is payable on the shares in issue at 3 April 2020.

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

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items and changes in the fair value of contingent purchase consideration, to give a more meaningful comparison of the Group’s performance.

Additionally, earnings attributable to the System Fund are excluded from the calculation of adjusted earnings per ordinary share, as IHG has an agreement with the IHG Owners Association to spend Fund income for the benefit of hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund over the longer term.

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

Continuing and total operations	2019	2018 Restated	2017 Restated
Basic earnings per ordinary share
Profit available for equity holders ($m)	385	349	534
Basic weighted average number of ordinary shares (millions)	183	190	193
Basic earnings per ordinary share (cents)	210.4	183.7	276.7
Diluted earnings per ordinary share
Profit available for equity holders ($m)	385	349	534
Diluted weighted average number of ordinary shares (millions)	184	192	194
Diluted earnings per ordinary share (cents)	209.2	181.8	275.3
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	385	349	534
Adjusting items:
System Fund revenues and expenses ($m)	49	146	34
Interest attributable to the System Fund ($m)	(18)	(19)	(13)
Tax attributable to the System Fund ($m)	–	–	3
Operating exceptional items ($m) (note 6)	186	104	(4)
Change in fair value of contingent purchase consideration ($m) (note 25)[a]	(27)	4	–
Tax on exceptional items ($m) (note 6)	(20)	(22)	2
Exceptional tax ($m) (note 6)	–	(5)	(87)
Adjusted earnings ($m)	555	557	469
Basic weighted average number of ordinary shares (millions)	183	190	193
Adjusted earnings per ordinary share (cents)	303.3	293.2	243.0
Adjusted diluted earnings per ordinary share
Adjusted earnings ($m)	555	557	469
Diluted weighted average number of ordinary shares (millions)	184	192	194
Adjusted diluted earnings per ordinary share (cents)	301.6	290.1	241.8

[a]	Adjusted earnings per ordinary share for 2018 has been restated to exclude the change in fair value of contingent purchase consideration.

164	IHG | Annual Report and Form 20-F 2019

10. Earnings per ordinary share continued

	2019 millions	2018 millions	2017 millions
Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	183	190	193
Dilutive potential ordinary shares	1	2	1
	184	192	194

Information concerning Non-GAAP measures can be found in the Strategic Report on pages 55 to 59.

11. Acquisition of businesses

Six Senses

On 12 February 2019, the Group acquired a 100% ownership interest in Six Senses Hotels Resorts Spas (Six Senses). Six Senses is a leading operator of top-tier luxury hotels, resorts and spas with a world-renowned reputation for wellness and sustainability. Six Senses will sit at the top of IHG’s luxury portfolio.

Six Senses contributed revenue of $38m and an operating loss of $7m for the period between the date of acquisition and the balance sheet date. The results of Six Senses are included in the EMEAA and Greater China reportable segments. If the acquisition had taken place at 1 January 2019, there would have been no material difference to reported Group revenue and operating profit for the year ended 31 December 2019.

The fair values of the identifiable assets acquired and liabilities assumed, and the purchase consideration, have been finalised and reflect facts and circumstances that existed at the date of acquisition:

$m
Identifiable intangible assets:
Brands	189
Management agreements	45
Right-of-use assets	19
Other non-current assets	8
Trade and other receivables	12
Cash and cash equivalents	7
Other current assets	1
Trade and other payables	(14)
Lease liabilities	(19)
Other liabilities	(2)
Net identifiable assets acquired	246
Goodwill	58
Total purchase consideration	304

Comprising:
Cash paid on acquisition, including working capital settlement	299
Contingent purchase consideration[a]	5
304

[a]	Payable upon certain conditions being met relating to a pipeline property. The range of possible outcomes is $nil to $5m.

The goodwill is attributable to the global growth opportunities identified for the acquired business. The full amount of goodwill is expected to be deductible for income tax purposes.

At the date of acquisition, the fair value of trade receivables was $8m, with a corresponding carrying value of $10m. The difference between the fair value and the carrying amount reflects the expected credit loss.

No contingent liabilities were recognised as a result of the acquisition.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	165

Group Financial Statements

Notes to the Group Financial Statements continued

11. Acquisition of businesses continued

UK portfolio – acquisition of additional hotels

On 14 February 2019, following on from the UK portfolio deal completed in 2018 to operate 10 UK hotels under long-term leases from Covivio (see below), the Group added a further two hotels to the portfolio bringing the total hotels in the UK portfolio to 12.

The total purchase consideration for the two hotels was $11m, comprising purchase consideration of $1m and contingent purchase consideration of $10m. The contingent purchase consideration has been revalued as at 31 December 2019, (see note 25).

The two additional hotels contributed revenue of $15m and an operating profit of $1m for the period between the date of acquisition and the balance sheet date. The results of the hotels are included in the EMEAA business segment. If the acquisition had taken place at 1 January 2019, there would have been no material difference to reported Group revenue and operating profit for the year ended 31 December 2019.

Assets acquired and liabilities assumed primarily comprise goodwill of $12m, of which $nil is expected to be deductible for income tax purposes, and a right-of-use asset of $6m offset by an equal lease liability. The goodwill was attributable to the trading potential of the acquired hotel operations and growth opportunities.

Acquisitions completed in 2018

Regent

On 1 July 2018, the Group completed the acquisition of a 51% controlling interest in an agreement with Formosa International Hotels Corporation (FIH) to acquire the Regent Hotels and Resorts brand and associated management agreements (Regent). The Group acquired 51% of the issued share capital of Regent Hospitality Worldwide, Inc (RHW), 100% of the issued share capital of Regent International Hotels Limited and 100% of the issued share capital of Regent Berlin GmbH.

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

The total purchase consideration was $88m, comprising $13m paid on acquisition, $22m of deferred purchase consideration and $53m of contingent purchase consideration. The contingent purchase consideration has been revalued as at 31 December 2019, (see note 25).

The fair value of the net assets acquired was $53m, including brands of $57m and management agreements of $6m. Goodwill recognised was $35m.

UK portfolio

On 25 July 2018, the Group completed a deal to operate nine hotels under long-term leases from Covivio (formerly Foncière des Régions) which operated under the Principal and De Vere Hotels brands. An additional leased hotel was added to the portfolio on 13 November 2018 bringing the total to 10 at 31 December 2018.

The total purchase consideration was $62m, comprising $9m paid on acquisition, a working capital refund of $3m and $56m of contingent purchase consideration. The contingent purchase consideration has been revalued as at 31 December 2019, (see note 25).

The fair value of the net assets acquired was $14m, including property, plant and equipment of $25m and a deferred tax asset of $14m, less deferred revenue of $8m, a stamp duty liability of $14m and net working capital of $6m. Following adoption of IFRS 16, a right-of-use asset of $51m was recognised, offset by an equal lease liability. Goodwill, initially recognised as $48m, was increased by $4m in the current year due to the finalisation of the provisional fair values assigned to working capital balances. Goodwill and the right-of-use asset were subsequently impaired during 2019, (see note 13).

Cash flows relating to acquisitions

	2019 $m	2018 $m
Cash paid on acquisition, including working capital settlement	299	22
Settlement of stamp duty liability	3	14
Less: cash and cash equivalents acquired	(7)	(2)
Less: working capital settlement received in year following acquisition	(3)	–
Net cash outflow arising on acquisitions	292	34

166	IHG | Annual Report and Form 20-F 2019

12. Assets and liabilities classified as held for sale

One hotel, the Holiday Inn Melbourne Airport, which is included in the EMEAA business segment, is classified as held for sale at 31 December 2019. During the year, the Group entered into an agreement to sell its interest in the hotel for $2m. The sale and assignment of the lease is expected to complete in early 2020.

On reclassification as held for sale there was no change to the carrying value.

2019 $m
Assets and liabilities classified as held for sale
Assets classified as held for sale:
Property, plant and equipment	3
Right-of-use assets	15
Trade and other receivables	1
19
Liabilities classified as held for sale:
Trade and other payables	(2)
Lease liabilities	(20)
(22)

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	167

Group Financial Statements

Notes to the Group Financial Statements continued

13. Goodwill and other intangible assets

	Goodwill $m	Brands $m	Software $m	Management agreements $m	Other intangibles $m	Total $m
Cost
At 1 January 2018	377	193	745	71	13	1,399
Acquisition of businesses (note 11)	83	58	–	6	–	147
Additions	–	–	107	–	5	112
Capitalised interest	–	–	5	–	–	5
Disposals	–	–	(72)	–	–	(72)
Exchange and other adjustments	(5)	(1)	(4)	–	–	(10)
At 31 December 2018	455	250	781	77	18	1,581
Acquisition of businesses (note 11)	70	189	–	45	–	304
Additions	4	–	98	–	6	108
Capitalised interest	–	–	5	–	–	5
Disposals	–	–	(22)	–	–	(22)
Exchange and other adjustments	–	–	2	–	(1)	1
At 31 December 2019	529	439	864	122	23	1,977
Amortisation and impairment
At 1 January 2018	(140)	–	(281)	(7)	(4)	(432)
Provided	–	–	(36)	(3)	(1)	(40)
System Fund expense	–	–	(37)	–	–	(37)
Disposals	–	–	67	–	–	67
Exchange and other adjustments	(2)	–	6	–	–	4
At 31 December 2018	(142)	–	(281)	(10)	(5)	(438)
Provided	–	–	(35)	(3)	(2)	(40)
System Fund expense	–	–	(46)	–	(1)	(47)
Impairment charges	(49)	–	–	(50)	–	(99)
Disposals	–	–	22	–	–	22
Exchange and other adjustments	1	–	–	–	–	1
At 31 December 2019	(190)	–	(340)	(63)	(8)	(601)
Net book value
At 31 December 2019	339	439	524	59	15	1,376
At 31 December 2018	313	250	500	67	13	1,143
At 1 January 2018	237	193	464	64	9	967

Goodwill and brands

Brands

Brands relate to the acquisitions of Kimpton ($193m), Regent ($57m) and Six Senses ($189m). They are each considered to have an indefinite life given their strong brand awareness and reputation, and management’s commitment to continued investment in their growth. The brands are protected by trademarks and there are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of the brands. In the hotel industry there are a number of brands that have existed for many years and IHG has brands that are over 60 years old.

168	IHG | Annual Report and Form 20-F 2019

13. Goodwill and other intangible assets continued

Allocation of goodwill and brands to CGUs

The Group’s cash-generating units (CGUs) reflect the Group’s geographical regions, differentiated where material between franchised and managed operations, together with the UK portfolio.

The carrying value of goodwill and indefinite life brands were allocated to CGUs for year-end impairment testing purposes as follows:

	2019		2018
	Goodwill $m	Brands $m	Goodwill $m	Brands $m
CGU
Americas Managed	95	289	69	203
Americas Franchised	37	–	37	–
EMEAA – Europe Managed	48	46	29	13
EMEAA – Europe Franchised	10	–	10	–
EMEAA – rest of region	140	88	113	23
Greater China	9	16	7	11
UK portfolio	49	–	–	–
Allocated to CGUs	388	439	265	250
Unallocated[a]	–	–	48	–
	388	439	313	250
Less: UK portfolio impairment	(49)	–	–	–
Net book value at 31 December	339	439	313	250

[a]	The UK portfolio goodwill remained unallocated at 31 December 2018 pending completion of the portfolio acquisition in early 2019.

Impairment testing other than the UK portfolio

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

The terminal growth rates and discount rates used, which are considered to be key assumptions, are as follows:

	2019		2018
	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %
Americas Managed	1.9	9.6	2.0	10.5
Americas Franchised	1.9	8.6	2.0	9.6
EMEAA – Europe Managed	1.5	8.9	2.0	11.4
EMEAA – Europe Franchised	1.5	7.9	2.0	10.5
EMEAA – rest of region	3.3	11.6	3.5	13.4
Greater China	2.5	10.8	2.5	12.3

Impairment was not required at either 31 December 2019 or 31 December 2018.

Given the contingency factor applied to the cash flow projections and the significant amounts by which the recoverable amounts of the CGUs exceed their carrying amounts, management have determined that impairment charges would not arise from reasonably possible changes in the key assumptions.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	169

Group Financial Statements

Notes to the Group Financial Statements continued

13. Goodwill and other intangible assets continued

UK portfolio

For impairment testing of the UK portfolio, which is reported within the EMEAA reportable segment, each hotel is deemed to be a CGU. The 12 individual hotels are treated as a group for impairment testing of goodwill and the IFRS 16 right-of-use asset, as neither of these assets can be allocated to individual hotels other than on an arbitrary basis. The right-of-use asset cannot be allocated as there is one framework lease which covers all of the hotels, and the ‘in-substance fixed’ payments recognised as a lease liability arise from the rent guarantee which relates to the whole portfolio.

The UK portfolio has experienced trading disruption in the year as a result of renovations and re-branding of these hotels and increasingly challenging trading conditions in 2019. Management has reassessed its short and medium-term forecasts which assume that some disruption continues into 2020, and that hotels see progressive trading improvements when the renovation and re-branding projects complete. The recoverable amount of the UK portfolio as at 31 December 2019 has been determined based on a value in use calculation using cash flow projections for a five-year period. These cash flow projections use pre-tax cash flow forecasts derived from the most recent financial budgets approved by management, incorporating growth rates from industry forecasts and management’s expectation of growth in the hotels following completion of the renovation and re-branding projects. Cash flows from 2025 to the end of the lease term are extrapolated using a 1.5% growth rate that is in line with the long-term average growth rate for the UK hotel industry. The pre-tax discount rate applied to the cash flow projections is 9.7%. As a result of this analysis, management has recognised an impairment charge of $81m in the current year; $49m against the carrying value of the goodwill, which is now written down to $nil, and $32m against the right-of-use asset. The impairment charge is recorded as a separate line in the Group income statement. The sensitivity of the value in use calculation to changes in key assumptions is disclosed on page 140. No impairment of the hotels’ property, plant and equipment was required, based on the fair value less costs to sell of these assets. A replacement cost methodology was used to value these assets, which were either initially recognised at fair value on acquisition or acquired during 2019.

The same underlying cash flows are used to measure the fair value of the contingent purchase consideration liability, which was reduced by $38m in the year (see note 25) resulting in a corresponding gain in the Group income statement. The net impact before tax therefore resulting from the reassessment of the hotel cash flows was a $43m charge to the Group income statement, being impairment of $81m less the fair value gain of $38m, and an equivalent reduction in net assets.

The IFRS 16 lease accounting for the UK portfolio is set out in note 15.

Software

Software includes $288m relating to the development of the next-generation Guest Reservation System with Amadeus. Of this amount, $135m relating to Phase 2 of the project is not yet being amortised as Phase 2 has not been completed and rolled out to hotels. Phase 1 is being amortised over 10 years, with nine years remaining at 31 December 2019, reflecting the Group’s experience of the long life of guest reservation systems and the initial term over which the Group is party to a technology agreement with Amadeus.

Substantially all software additions are internally developed.

Management agreements

Management agreements relate to contracts recognised at fair value on acquisition.

The impairment charge of $50m relates to the Kimpton management contract portfolio acquired in 2015 and results from revised expectations regarding future trading, the rate of hotel exits (‘attrition’) and the cost of retaining hotels in the portfolio. The net book value tested for impairment includes related contract assets. The recoverable amount is based on value in use calculations using management fee projections based on near-term industry projected growth rates for the US upper upscale sector and a long-term stabilised growth rate of 2.0%. The projected income flows have been discounted at a rate of 8.0% (2018: 9.0%). The sensitivity of the value in use calculations to changes in key assumptions is disclosed on page 140.

At 31 December 2019, the net book value and remaining amortisation period of the most significant acquired management agreements were:

	Net book value $m	Remaining amortisation period Years
Kimpton	10	20
Six Senses (note 11)	44	30

The weighted average remaining amortisation period for all management agreements is 26 years (2018: 25 years).

170	IHG | Annual Report and Form 20-F 2019

14. Property, plant and equipment

	Land and buildings Restated $m	Fixtures, fittings and equipment $m	Total $m
Cost
At 1 January 2018	205	449	654
Acquisition of businesses (note 11)	–	26	26
Additions	8	39	47
Fully depreciated assets written off	(11)	(167)	(178)
Disposals	–	(29)	(29)
Exchange and other adjustments	(3)	(4)	(7)
At 31 December 2018	199	314	513
Acquisition of businesses (note 11)	1	1	2
Additions	9	68	77
Transfers to assets classified as held for sale (note 12)	–	(12)	(12)
Fully depreciated assets written off	(2)	(60)	(62)
Disposals	–	(6)	(6)
Exchange and other adjustments	–	2	2
At 31 December 2019	207	307	514
Depreciation and impairment
At 1 January 2018	(78)	(326)	(404)
Provided	(6)	(34)	(40)
System Fund expense	–	(8)	(8)
Fully depreciated assets written off	11	167	178
Disposals	–	25	25
Exchange and other adjustments	1	8	9
At 31 December 2018	(72)	(168)	(240)
Provided	(3)	(35)	(38)
System Fund expense	–	(2)	(2)
Transfers to assets classified as held for sale (note 12)	–	9	9
Fully depreciated assets written off	2	60	62
Disposals	–	4	4
At 31 December 2019	(73)	(132)	(205)
Net book value
At 31 December 2019	134	175	309
At 31 December 2018	127	146	273
At 1 January 2018	127	123	250

The Group’s property, plant and equipment mainly comprises buildings and leasehold improvements on 26 open hotels (2018: 23 open hotels), but also offices and computer hardware, throughout the world.

The table below analyses the net book value of the Group’s property, plant and equipment by operating segment at 31 December 2019:

	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m
Land and buildings	120	1	–	13	134
Fixtures, fittings and equipment	43	55	–	77	175
	163	56	–	90	309

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	171

Group Financial Statements

Notes to the Group Financial Statements continued

15. Leases

Right-of-use assets

	Property $m	Other $m	Total $m
Cost
At 1 January 2018	740	10	750
Additions and other re-measurements	19	1	20
Acquisition of businesses (note 11)	51	–	51
Terminations	(8)	(6)	(14)
Exchange and other adjustments	(10)	–	(10)
At 31 December 2018	792	5	797
Additions and other re-measurements	39	1	40
Acquisition of businesses (note 11)	25	–	25
Transfers to assets classified as held for sale (note 12)	(23)	–	(23)
Terminations	(15)	(1)	(16)
Exchange and other adjustments	4	–	4
At 31 December 2019	822	5	827
Depreciation and impairment
At 1 January 2018	(257)	(7)	(264)
Provided	(34)	(1)	(35)
System Fund expense	(4)	–	(4)
Terminations	8	6	14
Exchange and other adjustments	5	–	5
At 31 December 2018	(282)	(2)	(284)
Provided	(37)	(1)	(38)
System Fund expense	(5)	–	(5)
Impairment charge	(32)	–	(32)
Transfers to assets classified as held for sale (note 12)	8	–	8
Terminations	14	1	15
Exchange and other adjustments	(1)	–	(1)
At 31 December 2019	(335)	(2)	(337)
Net book value
At 31 December 2019	487	3	490
At 31 December 2018	510	3	513
At 1 January 2018	483	3	486

The Group’s leased assets mainly comprise hotels and offices. Leases contain a wide range of different terms and conditions. The term of property leases ranges from 1-99 years. The weighted average lease term remaining on the Group’s top ten leases (which comprise 91% of the right-of-use asset net book value) is 42 years.

Many of the Group’s property leases contain extension or early termination options, which are used for operational flexibility. Two of the Group’s top ten leases contain material extension options which are not included in the calculation of the lease asset and liability as neither of these extensions would take effect before 2031. The value of the undiscounted rental payments relating to these two leases and not included in the value of the lease asset and liability is $525m.

172	IHG | Annual Report and Form 20-F 2019

15. Leases continued

Lease liabilities

Total lease liabilities are analysed as follows:

Denominated in the following currencies:	2019 $m	2018 $m
US dollars	514	528
Sterling	52	61
Euros	43	29
Other	51	52
	660	670

Analysed as:
Current	65	55
Non-current	595	615
	660	670

Amounts recognised in profit or loss

The following amounts were recognised as expense/(income) in the year:

	2019 $m	2018 $m	2017 $m
Depreciation of right-of-use assets	38	35	34
System Fund depreciation of right-of-use assets	5	4	5
Expense relating to variable lease payments	58	48	30
Expense relating to short-term leases and low-value assets	3	3	2
Income from sub-leasing right-of-use assets	(2)	(2)	(2)
Impairment charge	32	–	–
Recognised in operating profit	134	88	69
Interest on lease liabilities	41	39	39
Total recognised in the Group income statement	175	127	108

Amounts recognised in the Group statement of cash flows

As restated for IFRS 16, total cash paid during the year relating to leases of $159m (2018: $132m, 2017: $87m) comprises $100m (2018: $97m, 2017: $62m) paid in respect of operating activities and $59m (2018: $35m, 2017: $25m) paid in respect of financing activities.

Variable lease payments

Variable lease payments are payable under certain of the Group’s hotel leases and arise where the Group is committed to making additional lease payments that are contingent on the performance of the hotels.

The UK portfolio and two German hotel leases include variable lease payments where rentals are linked to the performance of the hotels by way of reductions in rentals in the event that lower than target cash flows are generated by the hotels. In the event that rent reductions are not applicable, the Group’s exposure to this type of rental payment in excess of amounts reflected in the measurement of lease liabilities is as follows:

• UK portfolio: £46m per annum over the remaining lease term of 24 years,

• German hotels: €16m per annum over the next six years and €10m per annum for the next 24 years thereafter.

Additional rentals, which are uncapped, are also payable in respect of these hotels and are calculated as a percentage of the profit earned by the hotels.

The UK and German leases also contain guarantees that the Group will fund any shortfalls in lease payments up to annual and cumulative caps. There are a limited number of options for the Group to top up the guaranteed amount in the event the guarantee is utilised beyond a certain level. Although there are scenarios in which rent reductions would apply such that no rent would be payable, management consider the likelihood of these occurring to be remote. As such, the cumulative guaranteed amount is judged to be an ‘in-substance fixed’ lease payment and therefore recognised as a right-of-use asset and corresponding lease liability. The right-of-use asset is depreciated over the lease term and the lease liability is reduced by the amount of rental payments under the guarantee. During the year, total depreciation of $3m (2018: $2m, 2017: $1m) was charged to the income statement and total lease payments of $26m (2018: $3m) were charged against the lease liability.

The right-of-use asset relating to the UK portfolio was impaired by $32m during the year (see note 13) and rental payments of $17m (2018: $3m) were charged against the lease liability in respect of this portfolio.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	173

Group Financial Statements

Notes to the Group Financial Statements continued

15. Leases continued

Exposure to future cash outflows

At 31 December 2019, the Group was committed to future cash outflows of $3m (2018: $1m) relating to leases that have not yet commenced. These will be recorded as a lease liability when the leased assets are available for use by the Group.

The maturity analysis of lease liabilities is disclosed in note 24.

The undiscounted future cash flows receivable from sub-leased properties amount to $3m (2018: $3m, 2017: $4m).

16. Investment in associates and joint ventures

	Associates $m	Joint ventures $m	Total $m
Cost
At 1 January 2018	151	27	178
Additions	3	–	3
Share of (losses)/gains	(6)	5	(1)
Dividends and distributions	(5)	(32)	(37)
Exchange	(3)	–	(3)
At 31 December 2018	140	–	140
Additions	14	–	14
Share of (losses)/gains	(3)	–	(3)
Dividends	(7)	–	(7)
Exchange	1	–	1
At 31 December 2019	145	–	145
Impairment
At 1 January 2018	(37)	–	(37)
Exchange	1	–	1
At 31 December 2018	(36)	–	(36)
Exchange	1	–	1
At 31 December 2019	(35)	–	(35)
Net book value
At 31 December 2019	110	–	110
At 31 December 2018	104	–	104
At 1 January 2018	114	27	141

Barclay associate

The Group held one material associate investment at 31 December 2019, a 19.9% interest in 111 East 48th Street Holdings, LLC (the ‘Barclay associate’) which owns InterContinental New York Barclay (the hotel), a hotel managed by the Group. The hotel reopened for trading in April 2016 following a major renovation. The investment is classified as an associate and equity accounted. Whilst the Group has the ability to exercise significant influence through certain decision rights, approval rights relating to the hotel’s operating and capital budgets rest solely with the 80.1% majority member. The Group’s ability to receive cash dividends is dependent on the hotel generating sufficient income to satisfy specified owner returns.

In March 2017, the Group invested $43m in the Barclay associate in conjunction with a refinancing of the hotel. The cash was used to repay a $43m supplemental bank loan for which the Group had previously provided an indemnity for 100% of the related obligations. As a consequence, the indemnity was extinguished.

Impairment charges of $18m in 2017, related to the Barclay associate, resulted from the depressed trading outlook for the New York hotel market and the high costs of renovating the hotel. The recoverable amount of the investment was measured at its fair value less costs of disposal, based on the Group’s share of the market value of the hotel less debt in the associate. The hotel was appraised by a professional external valuer using an income capitalisation approach which is a discounted cash flow technique that measures the present value of projected income flows (over a 10-year period) and the reversion of the property sale. Within the fair value hierarchy, this is categorised as a Level 3 fair value measurement. In addition to the projected income flows, the key assumptions used were a discount rate of 7.3% and a terminal capitalisation rate of 6.3%.

174	IHG | Annual Report and Form 20-F 2019

16. Investment in associates and joint ventures continued

Summarised financial information in respect of the Barclay associate is set out below:

	31 December 2019 $m	31 December 2018 $m
Non-current assets	515	529
Current assets	75	70
Current liabilities	(22)	(17)
Non-current liabilities	(323)	(319)
Net assets	245	263
Group share of reported net assets at 19.9%	49	52
Adjustments to reflect capitalised costs, and additional rights and obligations under the shareholder agreement	4	7
Carrying amount	53	59

	12 months to 31 December 2019 $m	12 months to 31 December 2018 $m
Revenue	108	103
Loss from continuing operations and total comprehensive loss for the period	(17)	(13)
Group’s share of loss for the period, including the cost of funding owner returns	(10)	(8)

Other associates and joint ventures

The summarised aggregated financial information for individually immaterial associates and joint ventures is set out below. These are mainly investments in entities that own hotels which the Group manages.

	Associates			Joint ventures			Total
	2019 $m	2018 $m	2017 $m	2019 $m	2018 $m	2017 $m	2019 $m	2018 $m	2017 $m

Share of gains/(losses)
Operating profits before exceptional items	7	2	6	–	5	1	7	7	7

During 2018, the Group received a distribution of $32m from a joint venture following the sale of the hotel owned by the joint venture.

17. Other financial assets

	2019 $m	2018 $m
Equity securities:
Quoted equity shares	8	8
Unquoted equity shares	125	108
	133	116
Restricted funds:
Shortfall reserve deposit	25	25
Ring-fenced amounts to satisfy insurance claims:
Cash	11	12
Money market funds	16	16
Bank accounts pledged as security	41	40
Other	5	2
	98	95
Trade deposits and loans[a]	57	50
	288	261

Analysed as:
Current	4	1
Non-current	284	260
	288	261

[a]	Includes $3m (2018: $nil) measured at fair value through profit or loss.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	175

Group Financial Statements

Notes to the Group Financial Statements continued

17. Other financial assets continued

Equity securities

Equity securities are measured at fair value through other comprehensive income and mainly comprise strategic investments in entities that own hotels which the Group manages. The fair value of the most significant investments at 31 December 2019 together with the dividend income received in 2019 is as follows:

	2019
	Fair value $m	Dividend income[a] $m

Investment in entity which owns:
InterContinental The Willard Washington DC	36	1
InterContinental San Francisco	31	2
InterContinental Grand Stanford Hong Kong	23	1

[a]	Reported within ‘other operating income’ in the Group income statement.

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

Restricted funds

The shortfall reserve deposit is held for the specific purpose of funding shortfalls in owner returns relating to the Barclay associate. No amounts required release from the deposit during the current or prior year. Any shortfalls funded are subject to potential clawback in future years. The maximum length of time for which the restricted funds will be held is the life of the hotel management agreement.

Amounts ring-fenced to satisfy insurance claims are principally held in the Group’s Captive, which is a regulated entity. Further disclosures are included in note 21.

The bank accounts pledged as security (£31m) are subject to a charge in favour of the members of the UK unfunded pension arrangement (see note 27). The amounts pledged as security may change in future years subject to the trustees’ agreement and updated actuarial valuations. The bank accounts will continue to be pledged as security until the date at which the UK unfunded pension liabilities have been fully discharged, unless otherwise agreed with the trustees.

Trade deposits and loans

Trade deposits and loans include deposits of $66m (2018: $66m) made to a hotel owner in connection with a portfolio of management agreements. The deposits are non-interest-bearing and repayable at the end of the management agreement terms, and are therefore held at a discounted value of $32m (2018: $30m); the discount unwinds to the Group income statement within ‘financial income’ over the period to repayment.

Credit risk

Restricted funds are held with bank counterparties which are rated at least A+ based on Standard and Poor’s ratings. Trade deposits and loans are not past due.

The maximum exposure to credit risk of other financial assets at the end of the reporting period by geographic region is as follows:

	2019 $m	2018 $m
Americas	169	162
EMEAA	81	68
Greater China	38	31
	288	261

176	IHG | Annual Report and Form 20-F 2019

18. Trade and other receivables

	2019 $m	2018 Restated $m
Current
Trade receivables	514	474
Other receivables	37	27
Prepayments	114	108
Receivables from associates	1	1
	666	610

Trade and other receivables are held at amortised cost.

Trade receivables are non-interest-bearing and are generally on payment terms of up to 30 days. The fair value of trade and other receivables approximates their carrying value.

Expected credit losses

The ageing of trade and other receivables, excluding prepayments, at the end of the reporting period is:

	2019			2018
	Gross $m	Credit loss allowance $m	Net $m	Gross $m	Credit loss allowance $m	Net $m

Not past due	400	(3)	397	356	(1)	355
Past due 1 to 30 days	74	(3)	71	71	(1)	70
Past due 31 to 90 days	56	(5)	51	52	(2)	50
Past due more than 90 days	40	(7)	33	34	(7)	27
	570	(18)	552	513	(11)	502

Trade and other receivables over 180 days past due are written off, but continue to be actively pursued. The credit risk relating to balances not past due is not deemed to be significant.

The movement in the allowance for expected lifetime credit losses of trade and other receivables during the year is as follows:

	2019 $m	2018 $m	2017 $m
At 1 January	(11)	(77)	(69)
Adjustment arising on adoption of IFRS 9[a]	–	67	–
Provided	(20)	(28)	(15)
Amounts written back	–	–	2
Amounts written off	14	26	6
Exchange adjustments	(1)	1	(1)
At 31 December	(18)	(11)	(77)

[a]	IFRS 9 was applied from 1 January 2018. Under the transition method chosen, comparative information was not restated.

Credit risk

The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is as follows:

	2019 $m	2018 $m
Americas	359	325
EMEAA	141	125
Greater China	52	52
	552	502

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	177

Group Financial Statements

Notes to the Group Financial Statements continued

19. Cash and cash equivalents

	2019 $m	2018 $m
Cash at bank and in hand	160	202
Short-term deposits	–	158
Money market funds	35	76
Repurchase agreements	–	268
Cash and cash equivalents as recorded in the Group statement of financial position	195	704
Bank overdrafts (note 22)	(87)	(104)
Cash and cash equivalents as recorded in the Group statement of cash flows	108	600

Cash at bank and in hand includes bank balances of $95m (2018: $106m) which are matched by bank overdrafts of $87m (2018: $104m) under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position with the matching overdrafts held by the Group’s central treasury company in the UK.

Short-term deposits, money market funds and repurchase agreements are highly liquid investments with an original maturity of three months or less.

At 31 December 2019, $6m (2018: $nil) is restricted for use on capital expenditure in the UK portfolio and therefore not available for wider use by the Group. An additional $16m (2018: $2m) is held within countries from which funds are not currently able to be repatriated to the Group’s central treasury company.

Details of the credit risk on cash and cash equivalents is included in note 24.

20. Trade and other payables

	2019 $m	2018 Restated $m
Current
Trade payables	90	132
Other tax and social security payable	42	44
Other payables	97	94
Contingent purchase consideration	1	7
Accruals	338	339
	568	616
Non-current
Other payables	3	1
Deferred purchase consideration	23	22
Contingent purchase consideration	90	102
	116	125

Deferred purchase consideration relates to the acquisition of Regent and contingent purchase consideration relates to the acquisitions of Regent, the UK portfolio and Six Senses (see note 25).

178	IHG | Annual Report and Form 20-F 2019

21. Provisions

	Security incidents $m	Litigation $m	Insurance reserves $m	Total $m
At 1 January 2018	5	3	–	8
Reclassification from other trade and other payables	–	–	25	25
(Released)/provided	(2)	(1)	7	4
Utilised	(3)	–	(7)	(10)
At 31 December 2018	–	2	25	27
Provided	–	30	13	43
Utilised	–	–	(8)	(8)
At 31 December 2019	–	32	30	62

	2019 $m	2018 $m
Analysed as:
Current	40	10
Non-current	22	17
	62	27

Litigation

The litigation provision, which mainly relates to amounts charged during the year as described in note 6, is expected to be utilised within 12 months.

There are certain indemnities and claims that the Group will be able to pursue in relation to these matters, although it is not practicable to quantify the amounts at this point in time.

Insurance reserves

The Group self-insures certain risks relating to its corporate operations and owned and leased properties, and also acts as third-party insurer for certain risks of its managed hotels. The insurance reserves held mainly relate to general liability, workers compensation, US medical and employment practices liability insurances. The amounts are based on reserves held principally in the Group’s captive insurance company, SCH Insurance Company (SCHIC), and are established using independent actuarial assessments wherever possible, or a reasonable assessment based on past claims experience.

Over and above the actuarially determined reserves, the Group is potentially exposed to claims with individual caps which do not exceed $4m for periods prior to 2011 and up to $25m in aggregate for periods since 2011, noting that actual claims did not differ significantly to estimates in 2019 or 2018.

Amounts utilised within the reserves are paid to a third-party insurer for subsequent settlement with the claimant. In order to protect the third-party insurer against the solvency risk of SCHIC, the Group has outstanding letters of credit (see note 31).

In respect of the managed hotels, the Group received insurance premiums of $19m (2018: $11m, 2017: $9m) and incurred claims expense of $18m (2018: $10m, 2017: $9m). Insurance premiums earned are included in Central revenue.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	179

Group Financial Statements

Notes to the Group Financial Statements continued

22. Loans and other borrowings

	2019			2018 Restated
	Current $m	Non-current $m	Total $m	Current $m	Non-current $m	Total $m
Unsecured bank loans	–	125	125	–	–	–
£400m 3.875% bonds 2022	–	528	528	–	509	509
£300m 3.75% bonds 2025	–	399	399	–	385	385
£350m 2.125% bonds 2026	–	462	462	–	447	447
€500m 2.125% bonds 2027	–	564	564	–	569	569
	–	2,078	2,078	–	1,910	1,910
Bank overdrafts	87	–	87	104	–	104
Total loans and other borrowings	87	2,078	2,165	104	1,910	2,014

Denominated in the following currencies:
Sterling	2	1,389	1,391	–	1,341	1,341
US dollars	82	125	207	94	–	94
Euros	1	564	565	8	569	577
Other	2	–	2	2	–	2
	87	2,078	2,165	104	1,910	2,014

Unsecured bank loans

Unsecured bank loans are borrowings under the Group’s Syndicated and Bilateral Facilities. Amounts are classified as non-current when the facilities have more than 12 months to expiry.

The Syndicated Facility comprises a $1,275m five-year revolving credit facility maturing in March 2022.

The Bilateral Facility comprises a $75m revolving credit facility maturing in March 2022. The Bilateral Facility contains the same terms and covenants as the Syndicated Facility (see note 24).

A variable rate of interest is payable on amounts drawn under both facilities, which was 2.42% at 31 December 2019.

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

€500m 2.125% bonds 2027

The 2.125% fixed interest euro bonds were issued on 15 November 2018 and are repayable in full on 15 May 2027. Interest is payable annually on 15 May. The bonds were initially priced at 99.53% of face value and are unsecured. Currency swaps were transacted at the same time the bonds were issued in order to swap the proceeds and interest flows into sterling (see note 24).

Bank overdrafts

Bank overdrafts are matched by equivalent amounts of cash and cash equivalents under the Group’s cash pooling arrangements (see note 19).

Facilities provided by banks

			2019			2018
	Utilised $m	Unutilised $m	Total $m	Utilised $m	Unutilised $m	Total $m
Committed	125	1,225	1,350	–	1,350	1,350
Uncommitted	–	54	54	–	53	53
	125	1,279	1,404	–	1,403	1,403

	2019 $m	2018 $m
Unutilised facilities expire:
Within one year	54	53
After two but before five years	1,350	1,350
	1,404	1,403

Utilised facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortised cost.

180	IHG | Annual Report and Form 20-F 2019

23. Net debt

	2019 $m	2018 Restated $m
Cash and cash equivalents	195	704
Loans and other borrowings – current	(87)	(104)
– non-current	(2,078)	(1,910)
Lease liabilities – current	(65)	(55)
– non-current	(595)	(615)
– classified as held for sale (note 12)	(20)	–
Derivative financial instruments hedging debt values (note 24)	(15)	15
Net debt	(2,665)	(1,965)

Movement in net debt
Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(500)	563
Add back cash flows in respect of other components of net debt:
Principal element of lease payments	59	35
Issue of long-term bonds, including effect of currency swaps	–	(554)
(Increase)/decrease in other borrowings	(127)	268
(Increase)/decrease in net debt arising from cash flows	(568)	312
Non-cash movements:
Lease obligations	(43)	(27)
Increase in accrued interest	(7)	(3)
Acquisition of businesses (note 11)	(25)	(51)
Exchange and other adjustments	(57)	57
(Increase)/decrease in net debt	(700)	288
Net debt at beginning of the year	(1,965)	(2,253)
Net debt at end of the year	(2,665)	(1,965)

Information concerning Non-GAAP measures can be found in the Strategic Report on pages 55 to 59.

Loans and other borrowings (excluding bank overdrafts), lease liabilities, and currency swaps comprise the liabilities included in the financing activities section of the Group statement of cash flows and their movements are analysed as follows:

	At 1 January 2019 Restated $m	Financing cash flows $m	Exchange adjustments $m	Acquisition of businesses $m	Other $m	At 31 December 2019 $m
Unsecured bank loans	–	127	(2)	–	–	125
Lease liabilities	670	(59)	1	25	43	680
£400m 3.875% bonds 2022	509	–	18	–	1	528
£300m 3.75% bonds 2025	385	–	13	–	1	399
£350m 2.125% bonds 2026	447	–	15	–	–	462
€500m 2.125% bonds 2027	569	–	(12)	–	7	564
	2,580	68	33	25	52	2,758
Currency swaps	(7)	–	–	–	27	20
	2,573	68	33	25	79	2,778

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	181

Group Financial Statements

Notes to the Group Financial Statements continued

23. Net debt continued

	At 1 January 2018 Restated $m	Financing cash flows Restated $m	Exchange adjustments Restated $m	Acquisition of businesses Restated $m	Other Restated $m	At 31 December 2018 Restated $m
Unsecured bank loans	262	(268)	3	–	3	–
Lease liabilities	633	(35)	(6)	51	27	670
£400m 3.875% bonds 2022	538	–	(30)	–	1	509
£300m 3.75% bonds 2025	406	–	(23)	–	2	385
£350m 2.125% bonds 2026	472	–	(26)	–	1	447
€500m 2.125% bonds 2027	–	559	9	–	1	569
	2,311	256	(73)	51	35	2,580
Currency swaps:
Exchange of principal	–	(5)	–	–	(2)	(7)
Initial fee received	–	3	–	–	(3)	–
	–	(2)	–	–	(5)	(7)
	2,311	254	(73)	51	30	2,573

24. Financial risk management and derivative financial instruments

Overview

The Group is exposed to financial risks that arise in relation to underlying business activities. These risks include: market risk, liquidity risk, credit risk and capital risk. There are Board approved policies in place to manage these risks. Treasury activities to manage these risks may include money market investments, repurchase agreements, spot and forward foreign exchange instruments, currency swaps, interest rate swaps and forward rate agreements.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises: foreign exchange risk and interest rate risk. Financial instruments affected by market risk include loans and other borrowings, cash and cash equivalents, debt and equity investments and derivatives.

Foreign exchange risk

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net liabilities and its interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in sterling and euros. The Group holds its bond debt in sterling which is the primary currency of shareholder returns and to minimise exchange risk in its holding companies. US dollars are also borrowed to reflect the predominant trading currency and to act as a net investment hedge of US dollar denominated assets.

The Group transacted currency swaps in 2018 at the same time as the €500m 2.125% bonds were issued in November 2018 in order to swap the bonds’ proceeds and interest flows into sterling (see page 183).

From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. There were no such contracts in place at either 31 December 2019 or 31 December 2018.

Interest rate risk

The Group is exposed to interest rate risk in relation to its fixed and floating rate borrowings. The Group’s policy requires a minimum of 50% fixed rate debt over the next 12 months. With the exception of overdrafts, 94% of borrowings were fixed rate debt at 31 December 2019 (2018: 100%).

If required, the Group uses interest rate swaps to manage interest rate risk. The Group designates interest rate swaps as cash flow hedges. No interest rate swaps were used to manage interest rate exposure during 2019, 2018, or 2017.

Derivative financial instruments

Derivatives are recorded in the Group statement of financial position at fair value (see note 25) as follows:

Hedging instrument	Hedged risk	Hedge classification	2019 $m	2018 $m
Currency swaps	Foreign exchange	Cash flow hedge	(20)	7
Short-dated foreign exchange swaps	Foreign exchange	Net investment hedge	1	1
			(19)	8

Analysed as:
Non-current assets			–	7
Current assets			1	1
Non-current liabilities			(20)	–
			(19)	8

The carrying amount of currency swaps of $(20)m (2018: $7m) comprises $15m loss (2018: $15m gain) relating to exchange movements on the underlying principal, included within net debt (see note 23), and $5m loss (2018: $8m loss) related to other fair value movements.

Details of the credit risk on derivative financial instruments are included on page 185.

182	IHG | Annual Report and Form 20-F 2019

24. Financial risk management and derivative financial instruments continued

Cash flow hedges

The currency swaps were transacted at the same time as the €500m 2.125% bonds were issued in November 2018. Under the terms of the swaps, £436m was borrowed and €500m deposited for eight and a half years with a fixed interest rate of 3.5% payable on the sterling leg. The currency swaps are designated as hedging instruments of the foreign exchange risk inherent in the bonds’ cash flows. Hedge ineffectiveness arises where the cumulative changes in the fair value of the swaps exceed the change in the fair value of the bonds.

The change in the fair value of hedging instruments used to measure hedge ineffectiveness in the period mirrors that of the hypothetical derivative (hedged item) and was $30m (2018: $9m).

Hedge ineffectiveness may occur due to any opening fair value of the hedging instrument, or a change in the credit risk of the Group or counterparty. There was no ineffectiveness in 2019 or 2018.

Amounts recognised in the cash flow hedging reserve are analysed in note 29.

Net investment hedges

The Group designates the following as net investment hedges of its foreign operations, being the net assets of certain Group subsidiaries with a US dollar functional currency:

• Borrowings under the Syndicated and Bilateral Facilities; and

• Short-dated foreign exchange swaps.

The designated risk is the spot foreign exchange risk and interest on these financial instruments is taken through financial income or expense.

Short-dated foreign exchange swaps are used to manage sterling surplus cash and reduce US dollar borrowings whilst maintaining operational flexibility. The maximum amount held during the year as net investment hedges and tested for effectiveness at calendar quarter ends were short-dated foreign exchange swaps with principals of $100m (2018: $100m).

There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing. The Group has established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.

The change in value of hedging instruments recognised in the currency translation reserve through other comprehensive income was $2m loss (2018: $21m loss). There was no ineffectiveness recognised in the Group income statement during the current or prior year.

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

		2019 $m	2018 Restated $m	2017[a] $m
Increase/(decrease) in profit before tax
Sterling: US dollar exchange rate	5¢ fall	4.0	4.1	4.0
Euro: US dollar exchange rate	5¢ fall	(2.6)	(2.4)	(2.1)
US dollar interest rates	1% increase	(1.6)	(0.9)	(2.9)
Sterling interest rates	1% increase	0.6	5.5	0.3
Decrease/(increase) in net liabilities
Sterling: US dollar exchange rate	5¢ fall	39.9	25.9	44.1
Euro: US dollar exchange rate	5¢ fall	24.1	23.8	(4.1)
Sterling: euro exchange rate	5¢ fall	33.0	31.9	–

[a]	As the change in sensitivities due to adoption of IFRS 16 is insignificant, 2017 has not been restated.

The impact of a weakening in the US dollar or a fall in interest rates would be the reverse of the above values.

Interest rate sensitivities include the impact of hedging and are calculated based on the year-end net debt position.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	183

Group Financial Statements

Notes to the Group Financial Statements continued

24. Financial risk management and derivative financial instruments continued

Liquidity risk

Group policy ensures sufficient liquidity is maintained to meet all foreseeable medium-term cash requirements and provide headroom against unforeseen obligations.

Cash and cash equivalents are held in short-term deposits, repurchase agreements, and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $16m (2018: $2m) is held in countries where repatriation is restricted (see note 19).

Medium and long-term borrowing requirements are met through committed bank facilities and bonds as detailed in note 22. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and facilities.

The Syndicated and Bilateral Facilities contain two financial covenants: interest cover and net debt divided by operating profit before exceptional items, depreciation and amortisation and System Fund revenues and expenses. Covenants are monitored on a ‘frozen GAAP’ basis excluding the impact of IFRS 16. The Group has been in compliance with all of the financial covenants in its loan documents throughout the year and expects to continue to have significant headroom for the foreseeable future.

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments. The payment profile of contingent purchase consideration has been based on management’s forecasts and could in reality be different from expectations.

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2019
Non-derivative financial liabilities:
Bank overdrafts	87	–	–	–	87
Unsecured bank loans	125	–	–	–	125
£400m 3.875% bonds 2022	21	21	548	–	590
£300m 3.75% bonds 2025	15	15	45	411	486
£350m 2.125% bonds 2026	10	10	29	482	531
€500m 2.125% bonds 2027	12	12	36	597	657
Lease liabilities	97	116	193	3,451	3,857
Trade and other payables (excluding deferred and contingent purchase consideration)	567	1	1	1	570
Deferred and contingent purchase consideration	3	20	19	120	162
Derivative financial liabilities:
Forward foreign exchange contracts	(1)	–	–	–	(1)
Currency swaps hedging €500m 2.125% bonds 2027 outflows	20	20	61	627	728
Currency swaps hedging €500m 2.125% bonds 2027 inflows	(12)	(12)	(36)	(597)	(657)

	Less than 1 year Restated $m	Between 1 and 2 years Restated $m	Between 2 and 5 years Restated $m	More than 5 years Restated $m	Total Restated $m
31 December 2018
Non-derivative financial liabilities:
Bank overdrafts	104	–	–	–	104
£400m 3.875% bonds 2022	20	20	550	–	590
£300m 3.75% bonds 2025	14	14	43	412	483
£350m 2.125% bonds 2026	10	10	28	475	523
€500m 2.125% bonds 2027	6	12	37	621	676
Lease liabilities	93	93	226	3,479	3,891
Trade and other payables (excluding deferred and contingent purchase consideration)	609	–	1	–	610
Deferred and contingent purchase consideration	7	8	37	262	314
Derivative financial liabilities:
Forward foreign exchange contracts	(1)	–	–	–	(1)
Currency swaps hedging €500m 2.125% bonds 2027 outflows	20	20	58	625	723
Currency swaps hedging €500m 2.125% bonds 2027 inflows	(6)	(12)	(37)	(621)	(676)

184	IHG | Annual Report and Form 20-F 2019

24. Financial risk management and derivative financial instruments continued

Credit risk

Cash and cash equivalents and derivatives

Credit risk on cash and cash equivalents is minimised by operating a policy on the investment of surplus cash that generally restricts counterparties to those with a BBB credit rating or better or those providing adequate security. The Group uses long-term credit ratings from Standard and Poor’s, Moody’s and Fitch Ratings as a basis for setting its counterparty limits.

In order to manage the Group’s credit risk exposure, the treasury function sets counterparty exposure limits using metrics including credit ratings, the relative placing of credit default swap pricings, tier 1 capital and share price volatility of the relevant counterparty.

The Group’s cash and cash equivalents held in money market funds was invested in funds with a AAA credit rating at 31 December 2019.

Exposure to credit risk

The Group’s exposure to credit risk arises from default of the counterparty, with the maximum exposure equal to the carrying amount of each financial asset, including derivative financial instruments.

Expected credit losses

Cash at bank and in hand, short-term deposits, trade and other receivables and those other financial assets which are classified and measured at amortised cost are subject to the expected credit loss model requirements of IFRS 9. With the exception of trade and other receivables (see note 18) the expected credit loss is considered to be immaterial.

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves totalling $1,192m at 31 December 2019 (2018: $826m restated). The structure is managed to maintain an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by EBITDA, with the objective of maintaining an investment grade credit rating.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	185

Group Financial Statements

Notes to the Group Financial Statements continued

25. Classification and measurement of financial instruments

Accounting classification

	2019 $m	2018 Restated $m
Financial assets
Financial assets measured at fair value through other comprehensive income:
Equity securities (note 17)	133	116
Financial assets measured at fair value through profit or loss:
Money market funds:
Cash and cash equivalents (note 19)	35	76
Other financial assets (note 17)	16	16
Other financial assets (note 17)	3	–
Derivative financial instruments (note 24)	1	8
	55	100
Financial assets measured at amortised cost:
Cash and cash equivalents (note 19)	160	628
Other financial assets (note 17)	136	129
Trade and other receivables, excluding prepayments (note 18)	552	502
	848	1,259
Financial liabilities
Financial liabilities measured at fair value through profit or loss:
Contingent purchase consideration (note 20)	(91)	(109)
Derivative financial instruments (note 24)	(20)	–
	(111)	(109)
Financial liabilities measured at amortised cost:
Loans and other borrowings (note 22)	(2,165)	(2,014)
Trade and other payables, excluding deferred and contingent purchase consideration (note 20)	(570)	(610)
Deferred purchase consideration (note 20)	(23)	(22)
	(2,758)	(2,646)

Right of offset

Other than in relation to cash pooling arrangements (see note 19), there are no financial instruments with a significant fair value subject to enforceable master netting arrangements and other similar agreements that are not offset in the Group statement of financial position.

186	IHG | Annual Report and Form 20-F 2019

25. Classification and measurement of financial instruments continued

Fair values – hierarchy and valuation techniques

Fair value hierarchy

The following table provides the carrying value, fair value and position in the fair value measurement hierarchy of the Group’s financial assets and liabilities. Financial assets and financial liabilities measured at amortised cost are only included if their carrying amount is not a reasonable approximation of fair value.

	2019					2018 Restated
		Fair value					Fair value
	Carrying value	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Carrying value	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities	133	8	–	125	133	116	8	–	108	116
Derivative financial instruments	1	–	1	–	1	8	–	8	–	8
Money market funds	51	51	–	–	51	92	92	–	–	92
Trade deposits and loans	3	–	–	3	3	–	–	–	–	–
Liabilities
Derivative financial instruments	(20)	–	(20)	–	(20)	–	–	–	–	–
Contingent purchase consideration	(91)	–	–	(91)	(91)	(109)	–	–	(109)	(109)
Deferred purchase consideration	(23)	(24)	–	–	(24)	(22)	(22)	–	–	(22)
£400m 3.875% bonds 2022	(528)	(567)	–	–	(567)	(509)	(543)	–	–	(543)
£300m 3.75% bonds 2025	(399)	(435)	–	–	(435)	(385)	(399)	–	–	(399)
£350m 2.125% bonds 2026	(462)	(465)	–	–	(465)	(447)	(417)	–	–	(417)
€500m 2.125% bonds 2027	(564)	(601)	–	–	(601)	(569)	(566)	–	–	(566)

There were no transfers between Level 1 and Level 2 fair value measurements during the year and no transfers into and out of Level 3.

Valuation techniques

Quoted equity securities, money market funds and bonds

The fair value of quoted equity shares, money market funds and the bonds is based on their quoted market price.

Unquoted equity shares

Unquoted equity securities are fair valued using the International Private Equity and Venture Capital Valuation Guidelines either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment or by reference to share of net assets if the investment is currently loss-making or a recent property valuation is available. The average P/E ratio for the year was 23.2 (2018: 19.9) and a non-marketability factor of 30% (2018: 30%) was applied.

The significant unobservable inputs used to determine the fair value of the shares are the P/E ratio, non-marketability factor and share of net assets. A 10% increase/(decrease) in the average P/E ratio would result in a $2m (2018: $2m) increase/(decrease) in the fair value of the shares. A five percentage point increase/(decrease) in the non-marketability factor would result in a $2m (2018: $1m) increase/(decrease) in the fair value of the shares. A 10% increase/(decrease) in share of net assets would result in a $9m (2018: $8m) increase/(decrease) in the fair value of the shares.

Derivative financial instruments

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

Deferred purchase consideration

Deferred purchase consideration arose in respect of the acquisition of Regent, and comprises the present value of $13m payable in 2021 and $13m payable in 2024. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment dates.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	187

Group Financial Statements

Notes to the Group Financial Statements continued

25. Classification and measurement of financial instruments continued

Contingent purchase consideration

Regent $66m (2018: $55m)

Comprises the present value of the expected amounts payable on exercise of the put and call options to acquire the remaining 49% shareholding in Regent (see note 11). The amount payable on exercise of the options is based on the annual trailing revenue of RHW (see page 136) in the year preceding exercise, with a floor applied. The options are exercisable in a phased manner from 2026 to 2033. The value of the contingent purchase consideration is subject to periodic reassessment as interest rates and RHW revenue expectations change. The range of possible outcomes remains unchanged from the date of acquisition at $81m to $261m (undiscounted).

At 31 December 2019, it is assumed that $39m will be paid in 2026 to acquire an additional 25% of RHW with the remaining 24% acquired in 2028 for $42m. This assumes that the options will be exercised at the earliest permissible date which is consistent with the assumption made on acquisition. The amount recognised in the financial statements is the discounted value of the total expected amount payable of $81m. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment dates.

The significant unobservable inputs used to determine the fair value of the contingent purchase consideration are the projected trailing revenues of RHW and the date of exercising the options. If the annual trailing revenue of RHW were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised in the Group Financial Statements would increase by $7m (2018: $5m). If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m (2018: $86m).

UK portfolio $20m (2018: $54m)

Comprises the present value of the above-market element of the expected lease payments to Covivio (see note 11). The above-market assessment is determined by comparing the expected lease payments as a percentage of forecast hotel operating profit (before depreciation and rent) with market metrics, on a hotel by hotel basis. There is no floor to the amount payable and no maximum amount. Market rents were initially determined with assistance of professional third-party advisors. The fair value is subject to periodic reassessment as interest rates and expected lease payments change.

A fair value adjustment of $38m was recognised in the year, resulting in a reduction to the value of the liability arising mainly from a reduction in expected future rentals payable.

Forecast base rentals have been discounted at 9.25% based on the CBRE prime freehold regional yield benchmark, adjusted to reflect rental growth, the leasehold nature of the assets and variable rental structure. Forecast profit share rentals have been discounted at 9.7% based on the Group’s cost of capital, adjusted upwards to reflect the higher degree of variability inherent in the profit share rentals.

The significant unobservable inputs used to determine the fair value of the contingent purchase consideration are the projected lease payments and the discount rates used. The impact of changes in these assumptions is detailed on page 140.

Six Senses $5m (2018: $nil)

It is expected that $5m will be payable upon certain conditions being met relating to a project to open a pipeline property, currently expected to be paid in 2021. If the conditions are not met, no amounts will be paid. The impact of discounting is not material.

Level 3 reconciliation

The following table reconciles the movements in the fair values of financial instruments classified as Level 3 during the year:

	Other financial assets $m	Contingent purchase consideration $m
At 1 January 2018	117	–
Additions	4	–
Acquisition of businesses (note 11)	–	(109)
Disposals	(1)	–
Valuation losses recognised in other comprehensive income	(10)	–
Contingent purchase consideration paid, included in net cash from investing activities	–	4
Change in fair value	–	(4)
Exchange and other adjustments	(2)	–
At 31 December 2018	108	(109)
Additions	8	–
Acquisition of businesses (note 11)	1	(15)
Disposals	(1)	–
Valuation gains recognised in other comprehensive income	12	–
Contingent purchase consideration paid:
Included in net cash from operating activities	–	6
Included in net cash from investing activities	–	2
Change in fair value (of which $38m is recorded within exceptional items)	–	27
Exchange and other adjustments	–	(2)
At 31 December 2019	128	(91)

188	IHG | Annual Report and Form 20-F 2019

26. Reconciliation of profit for the year to cash flow from operations before contract acquisition costs

	2019 $m	2018 Restated $m	2017 Restated $m
Profit for the year	386	350	535
Adjustments for:
Net financial expenses	115	96	91
Fair value (gains)/losses on contingent purchase consideration	(27)	4	–
Income tax charge (note 8)	156	132	118
Depreciation and amortisation	116	115	112
System Fund depreciation and amortisation	54	49	41
Impairment charges (note 6)	131	–	18
Other operating exceptional items (including System Fund) (note 6)	83	151	(13)
Share-based payments cost	42	38	27
Dividends from associates and joint ventures (note 16)	7	5	4
Increase in trade and other receivables	(50)	(43)	(71)
Increase in contract costs	(11)	(3)	(5)
Increase in deferred revenue	57	141	43
(Decrease)/increase in trade and other payables	(63)	11	38
Utilisation of provisions, net of charge (note 21)	7	(6)	–
Retirement benefit contributions, net of costs	(3)	(12)	(1)
Cash flows relating to exceptional items	(55)	(137)	(44)
Contract assets deduction in revenue	21	19	17
Other items	2	4	(4)
Total adjustments	582	564	371
Cash flow from operations before contract acquisition costs	968	914	906

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	189

Group Financial Statements

Notes to the Group Financial Statements continued

27. Retirement benefits

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

Residual defined benefit obligations remain in respect of additional benefits provided to members of an unfunded pension arrangement (UK plan) who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Company meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced bank accounts totalling $41m at 31 December 2019 (see note 17) is currently held as security on behalf of the remaining members.

US

During 2018, the Group completed a termination of the US funded Inter-Continental Hotels Pension Plan (the Plan), which involved certain qualifying members receiving lump-sum cash-out payments of $20m with the remaining pension obligations subject to a buy-out by Banner Life Insurance Company (Banner), a subsidiary of Legal & General America, through the purchase of a group annuity contract for $124m. Banner assumed responsibility for the payment of the Plan’s pension obligations on 12 June 2018. A further amount of $6m was transferred to the Pension Benefit Guaranty Corporation in respect of members who it had not been possible to trace. The transactions were funded using the assets of the Plan and a final Company contribution of $12m, $1.5m of which was subsequently returned to the Company as a ‘mistake-in-fact’ contribution refund.

The Group continues to maintain the unfunded Inter-Continental Hotels Non-qualified Pension Plans (US plans) and unfunded

Inter-Continental Hotels Corporation Postretirement Medical, Dental, Vision and Death Benefit Plan (US post-retirement plan), both of which are defined benefit plans. Both plans are closed to new members. A Retirement Committee, comprising senior Company employees and assisted by professional advisors as and when required, has responsibility for oversight of the plans.

Other

The Group also operates a number of smaller pension schemes outside the UK, the most significant of which is a defined contribution scheme in the US; there is no material difference between the pension costs of, and contributions to, these schemes.

190	IHG | Annual Report and Form 20-F 2019

27. Retirement benefits continued

	Defined benefit obligation			Fair value of plan assets			Net defined benefit liability/(asset)
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January	91	250	244	–	(152)	(148)	91	98	96
Recognised in profit or loss
Interest expense/(income)	3	6	9	–	(2)	(5)	3	4	4
Administration costs	–	–	–	–	–	1	–	–	1
Exceptional item: settlement loss	–	14	–	–	1	–	–	15	–
	3	20	9	–	(1)	(4)	3	19	5
Recognised in other comprehensive income
Actuarial loss/(gain) arising from changes in:
Demographic assumptions	(1)	–	(1)	–	–	–	(1)	–	(1)
Financial assumptions	9	(14)	9	–	–	–	9	(14)	9
Experience adjustments	(1)	(3)	2	–	–	–	(1)	(3)	2
Return on plan assets	–	–	–	–	8	(9)	–	8	(9)
Re-measurement loss/(gain)	7	(17)	10	–	8	(9)	7	(9)	1
Exchange adjustments	1	(1)	2	–	–	–	1	(1)	2
	8	(18)	12	–	8	(9)	8	(10)	3
Other
Company contributions	–	–	–	(6)	(16)	(6)	(6)	(16)	(6)
Benefits paid	(6)	(11)	(15)	6	11	15	–	–	–
Settlement payments	–	(150)	–	–	150	–	–	–	–
	(6)	(161)	(15)	–	145	9	(6)	(16)	(6)
At 31 December	96	91	250	–	–	(152)	96	91	98

Comprising:
UK unfunded plan	26	24	29	–	–	–	26	24	29
US unfunded plans	48	45	51	–	–	–	48	45	51
US funded plan	–	–	146	–	–	(152)	–	–	(6)
US unfunded post-retirement plans	22	22	24	–	–	–	22	22	24
	96	91	250	–	–	(152)	96	91	98

	Defined benefit obligation			Fair value of plan assets			Net defined benefit liability/(asset)
	2019 $m	2018 $m	2017 $m	2019 $m	2018 $m	2017 $m	2019 $m	2018 $m	2017 $m
Movement in asset restriction
At 1 January	–	–	–	–	3	–	–	3	–
Recognised in other comprehensive income	–	–	–	–	(3)	3	–	(3)	3
At 31 December	–	–	–	–	–	3	–	–	3

At 31 December 2017, there was a net defined benefit liability of $101m comprised of a net retirement benefit asset of $3m (after the asset restriction of $3m) and a retirement benefit obligation of $104m.

For the years ended 31 December 2018 and 31 December 2017, the total amount of re-measurement gains and losses recorded in other comprehensive income, including the movement in the asset restriction, were a gain of $12m and a loss of $4m respectively.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	191

Group Financial Statements

Notes to the Group Financial Statements continued

27. Retirement benefits continued

Assumptions

The principal financial assumptions used by the actuaries to determine the defined benefit obligations are:

	2019	2018	2017
	%	%	%
UK plan only:
Pension increases	2.7	3.2	3.2
Inflation rate	2.7	3.2	3.2

Discount rate:
UK plan	2.1	3.0	2.6
US plans	2.9	3.9	3.3
US post-retirement plan	2.9	4.0	3.3

US Healthcare cost trend rate assumed for the next year:
Pre-65 (ultimate rate reached in 2028)	6.7	7.1	7.7
Post-65 (ultimate rate reached in 2028)	7.1	7.6	8.7
Ultimate rate that the cost rate trends to	4.5	4.5	4.5

Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S2PA ‘light’ year of birth tables with projected mortality improvements using the CMI_2018 model and a 1.25% per annum long-term trend and a smoothing parameter (‘s-kappa’) with age rated down by 0.7 and 2.3 years for pensioners and 0.5 and 2.6 years for non-pensioners, male and female respectively. In the US, the current assumptions use rates from the Pri-2012 Mortality Study and Generationally Projected with Scale MP-2019 mortality tables.

The assumptions used for life expectancy at retirement age are as follows:

			UK			US
	2019	2018	2017	2019	2018	2017
	Years	Years	Years	Years	Years	Years
Current pensioners at 65[a] – male	24	24	24	21	21	21
– female	26	26	26	23	23	23
Future pensioners at 65[b] – male	25	25	25	22	22	22
– female	28	28	28	24	24	24

a Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.

b Relates to assumptions based on longevity (in years) relating to an employee retiring in 2037.

The assumptions allow for expected increases in longevity.

Sensitivities

A one-year increase in mortality rates would increase the defined benefit obligation by $4.2m (2018: $3.9m, 2017: $10.5m).

A one percentage point increase in assumed healthcare costs trend rate would increase the accumulated post-employment benefit obligations at 31 December 2019 by $1.7m (2018: $1.7m, 2017: $1.9m) and a one percentage point decrease would decrease the obligations by $1.6m (2018: $1.6m, 2017: $1.8m)

Future payments

Company payments are expected to be $6m in 2020.

The estimated future benefit payments are:

	2019	2018
	$m	$m
Within one year	6	5
Between one and five years	22	23
More than five years	36	38
	64	66

Average duration The average duration of the pensions obligations is:
	2019 Years	2018 Years
UK plan	18.0	19.5
US plans	9.3	9.2
US post-retirement plan	9.8	9.6

192	IHG | Annual Report and Form 20-F 2019

28. Share-based payments

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

The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related award by the middle market quoted prices on the three consecutive dealing days immediately preceding the date of grant. A number of executives participated in the APP during the year and conditional rights over 217,122 (2018: 175,944, 2017: 234,918) shares were awarded to participants. In 2019 this number included 86,126 (2018: 48,771, 2017: 79,471) shares awarded as part of recruitment terms or for one-off individual awards.

The plan rules for the APP were approved by shareholders at the AGM on 2 May 2014, and apply to awards made in respect of the 2015 and subsequent financial years. The plan rules contain substantially the same terms as the superseded plan rules.

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

Awards are normally made annually and, except in exceptional circumstances, will not exceed three times salary for eligible employees. The plan provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards. During the year, conditional rights over 826,313 (2018: 784,119, 2017: 805,045) shares were awarded to employees under the plan, comprising 286,746 (2018: 257,240, 2017: 280,458) performance-related awards and 539,567 (2018: 526,879, 2017: 524,587) restricted stock units.

The plan rules for the LTIP were approved by shareholders at the AGM on 2 May 2014, and apply to awards made in respect of the 2015-17 and subsequent LTIP cycles. The plan rules contain substantially the same terms as the superseded plan rules.

More detailed information on the performance measures for awards to Executive Directors is shown in the Directors’ Remuneration Report on pages 96 to 109.

The Group recognised a cost of $28m (2018: $27m, 2017: $21m) in operating profit and $1m (2018: $1m, 2017: $2m) within exceptional administrative expenses related to equity-settled share-based payment transactions during the year, net of $12m (2018: $11m, 2017: $6m) borne by the System Fund. The Group also recognised a cost of $2m (2018: $nil, 2017: $nil) in operating profit related to cash-settled share-based payment transactions.

No consideration was received in respect of ordinary shares issued under option schemes during 2019, 2018 or 2017.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	193

Group Financial Statements

Notes to the Group Financial Statements continued

28. Share-based payments continued

The Group uses separate option pricing models and assumptions depending on the plan. The following table sets out information about awards granted in 2019, 2018 and 2017:

			APP			LTIP
					Monte Carlo Simulation and
	Binomial valuation model				Binomial valuation model
	2019	2018	2017	2019	2018	2017
Weighted average share price	4,597.0p	4,645.0p	3,781.0p	4,850.0p	4,774.0p	4,300.0p
Expected dividend yield	n/a	n/a	n/a	2.16%	2.27%	2.05%
Risk-free interest rate				0.72%	0.84%	0.10%
Volatility[a]				19%	25%	24%
Term (years)	3.0	3.0	3.0	3.0	3.0	3.0

[a]	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Movements in the awards outstanding under the schemes are as follows:

	APP		LTIP
	Number of shares thousands	Performance-related awards Number of shares thousands	Restricted stock units Number of shares thousands
Outstanding at 1 January 2017	685	4,201	449
Granted	235	280	525
Vested	(263)	(928)	–
Share capital consolidation	(21)	–	–
Lapsed or cancelled	(20)	(1,160)	(58)
Outstanding at 31 December 2017	616	2,393	916
Granted	176	257	527
Vested	(199)	(702)	–
Lapsed or cancelled	(2)	(860)	(142)
Outstanding at 31 December 2018	591	1,088	1,301
Granted	217	287	540
Vested	(276)	(293)	(422)
Share capital consolidation	(21)	–	–
Lapsed or cancelled	(15)	(387)	(144)
Outstanding at 31 December 2019	496	695	1,275

Fair value of awards granted during the year (cents)
2019	5,888.7	4,985.6	5,862.1
2018	6,066.2	4,748.7	5,966.0
2017	4,959.3	4,133.2	5,251.0

Weighted average remaining contract life (years)
At 31 December 2019	1.1	1.3	1.2
At 31 December 2018	1.0	0.8	1.2
At 31 December 2017	1.2	0.6	1.7

The above awards do not vest until the performance and service conditions have been met.

The weighted average share price at the date of exercise for share awards vested during the year was 4,584.8p (2018: 4,583.8p). The closing share price on 31 December 2019 was 5,208.0p and the range during the year was 4,092.0p to 5,738.0p.

194	IHG | Annual Report and Form 20-F 2019

29. Equity

Equity share capital

	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m
Allotted, called up and fully paid
At 1 January 2017 (ordinary shares of 18 318/329p each)	206	48	93	141
Share capital consolidation	(9)	–	–	–
Exchange adjustments	–	5	8	13
At 31 December 2017 (ordinary shares of 19 17/21p each)	197	53	101	154
Exchange adjustments	–	(3)	(5)	(8)
At 31 December 2018 (ordinary shares of 19 17/21p each)	197	50	96	146
Share capital consolidation	(10)	–	–	–
Exchange adjustments	–	2	3	5
At 31 December 2019 (ordinary shares of 20 340/399p each)	187	52	99	151

The authority given to the Company at the AGM held on 3 May 2019 to purchase its own shares was still valid at 31 December 2019. A resolution to renew the authority will be put to shareholders at the AGM on 7 May 2020.

The Company no longer has an authorised share capital.

On 21 February 2017, the Group announced a $400m return of funds to shareholders by way of a special dividend and share consolidation. On 5 May 2017, shareholders approved the share consolidation on the basis of 45 new ordinary shares of 19 17/21p per share for every 47 existing ordinary shares of 18 318/329p, which became effective on 8 May 2017. The special dividend was paid to shareholders on 22 May 2017. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share had not been restated.

In October 2018, the Group announced a $500m return of funds to shareholders by way of a special dividend and share consolidation. On 11 January 2019, shareholders approved the share consolidation on the basis of 19 new ordinary shares of 20 340/399p per share for every 20 existing ordinary shares of 19 17/21p, which became effective on 14 January 2019 and resulted in the consolidation of 10m shares. The special dividend was paid on 29 January 2019 at a cost of $510m. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

At 31 December 2019, the balance classified as equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company’s equity share capital, comprising 20 340/399p shares. The share premium reserve represents the amount of proceeds received for shares in excess of their nominal value.

The nature and purpose of the other reserves shown in the Group statement of changes in equity on pages 134 to 136 of the Group Financial Statements is as follows:

Capital redemption reserve

This reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or cancelled.

Shares held by employee share trusts

Comprises $4.9m (2018: $3.6m, 2017: $5.4m) in respect of 0.1m (2018: 0.2m, 2017: 0.2m) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at 31 December 2019 of $9.6m (2018: $8.3m, 2017: $12.1m).

Other reserves

Comprises the merger and revaluation reserves previously recognised under UK GAAP, together with the reserve arising as a consequence of the Group’s capital reorganisation in June 2005. The revaluation reserve relates to the previous revaluations of property, plant and equipment which were included at deemed cost on adoption of IFRS. Following the change in presentational currency to the US dollar in 2008, this reserve also includes exchange differences arising on retranslation to period-end exchange rates of equity share capital, the capital redemption reserve and shares held by employee share trusts.

Fair value reserve

This reserve records movements in the value of financial assets measured at fair value through other comprehensive income.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	195

Group Financial Statements

Notes to the Group Financial Statements continued

29. Equity continued

Cash flow hedging reserve

The cash flow hedging reserve is analysed as follows:

		Cash flow hedging reserve
	Value of currency swaps $m	Costs of hedging $m	Total $m
At 1 January 2018	–	–	–
Costs of hedging deferred and recognised in other comprehensive income	–	(1)	(1)
Change in fair value of currency swaps recognised in other comprehensive income	4	–	4
Reclassified from other comprehensive income to profit or loss – included in financial expenses	(8)	–	(8)
Deferred tax	1	–	1
At 31 December 2018	(3)	(1)	(4)
Costs of hedging deferred and recognised in other comprehensive income	–	(6)	(6)
Change in fair value of currency swaps recognised in other comprehensive income	(34)	–	(34)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	38	–	38
At 31 December 2019	1	(7)	(6)

Value of currency swaps comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss.

Costs of hedging reflects the gain or loss which is excluded from the designated hedging instrument relating to the foreign currency basis spread of currency swaps. It is initially recognised in other comprehensive income and accounted for similarly to changes in value of currency swaps.

Amounts reclassified from other comprehensive income to financial expenses comprise $8m (2018: $1m) net interest payable on the currency swaps and an exchange loss of $30m (2018: $9m gain) which offsets a corresponding gain/loss on the €500m 2.125% bonds.

Currency translation reserve

This reserve records the movement in exchange differences arising from the translation of foreign operations and exchange differences on foreign currency borrowings and derivative financial instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil as permitted by IFRS 1.

The fair value of derivative financial instruments designated as hedges of net investments in foreign operations outstanding at 31 December 2019 was $1m asset (2018: $1m asset, 2017: $nil).

Treasury shares

During 2019, 0.8m (2018: 0.8m, 2017: 0.9m) treasury shares were transferred to the employee share trusts. As a result of the 2019 share consolidation, the number of shares held in treasury reduced by 0.3m during 2019 (2017: reduced by 0.4m). At 31 December 2019, 5.7m shares (2018: 6.8m, 2017: 7.6m) with a nominal value of $1.6m (2018: $1.7m, 2017: $2.0m) were held as treasury shares at cost and deducted from retained earnings.

Non-controlling interest

A non-controlling interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group. Non-controlling interests are not material to the Group.

30. Capital and other commitments

	2019 $m	2018 $m
Contracts placed for expenditure not provided for in the Group Financial Statements:
Property, plant and equipment[a]	52	46
Intangible assets	7	7
Key money	135	83
	194	136

a 2018 included a commitment to spend $33m on the acquired UK portfolio (see note 11) within two and a half years of the acquisition date.

A loan facility of $5m (2018: $5m) has also been made available to a hotel owner; this was undrawn at 31 December 2019.

The Group has also committed to invest a further $6m (2018: $nil) in one of its associates.

196	IHG | Annual Report and Form 20-F 2019

31. Contingencies and guarantees

Security incidents

In 2016, the Group was notified of (a) a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data, and (b) security incidents at a number of IHG branded hotels including the installation of malware on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties, together the Security Incidents. The Group has now reached agreement with the impacted card networks on the amount of assessments payable and the total amount of $3m has now been settled under the Group’s insurance programmes.

The Group may also be exposed to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the Security Incidents. Due to the general nature of the regulatory inquiries received and class action filings to date, other than described below, it is not practicable to make a reliable estimate of the possible financial effects of any such claims on the Group at this time. These contingent liabilities are potentially recoverable under the Group’s insurance programmes, although specific agreement will need to be reached with the relevant insurance providers at the time any claim is made.

To date, four lawsuits have been filed against IHG entities relating to the Security Incidents. One of these has been withdrawn and a settlement has been agreed in respect of another with an expected total payment of less than $2m, all of which is expected to be paid under the Group’s insurance programmes.

Litigation

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. In particular, the Group is currently subject to the claims listed under ‘Legal proceedings’ on page 236. The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Group Financial Statements (see note 21), it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

Other

At 31 December 2019, the Group had outstanding letters of credit of $33m (2018: $29m) mainly relating to the Group’s Captive. The letters of credit do not have set expiry dates, but are reviewed and amended as required.

In limited cases, the Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise agreements. These contracts are treated as insurance contracts as IHG is insuring the bank against default by the hotel, with a liability only being recognised in the event that a payout becomes probable (see note 21). At 31 December 2019, there were guarantees of $55m in place (2018: $43m).

At 31 December 2019, the Group had no other contingent liabilities (2018: $nil).

32. Related party disclosures

	2019 $m	2018 $m	2017 $m
Total compensation of key management personnel
Short-term employment benefits	15.8	18.2	21.3
Contributions to defined contribution pension plans	0.5	0.5	0.6
Equity compensation benefits	12.1	13.0	10.2
Termination benefits	–	–	1.9
	28.4	31.7	34.0

There were no other transactions with key management personnel during the years ended 31 December 2019, 2018 or 2017.

Key management personnel comprises the Board and Executive Committee.

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	197

Group Financial Statements

Notes to the Group Financial Statements continued

32. Related party disclosures continued

Related party disclosures for associates and joint ventures are as follows:

	Associates			Joint ventures			Total
	2019 $m	2018 $m	2017 $m	2019 $m	2018 $m	2017 $m	2019 $m	2018 $m	2017 $m
Revenue from associates and joint ventures	10	9	8	–	1	1	10	10	9
Other amounts owed by associates and joint ventures	3	1	2	–	–	–	3	1	2
Amounts owed to associates and joint ventures	(4)	(2)	–	–	–	–	(4)	(2)	–

In addition, loans both to and from the Barclay associate of $237m (2018: $237m) are offset in accordance with the provisions of IAS 32 and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 2.1% in 2019 (2018: 2.7%)) and presented net in the Group income statement.

33. System Fund

System Fund revenues comprise:

	2019 $m	2018 $m	2017 $m
Assessment fees and contributions received from hotels	1,036	979	934
Loyalty programme revenues[a]	337	254	308
	1,373	1,233	1,242

a Loyalty programme revenue is shown net of the cost of point redemptions.

System Fund expenses include:

	2019 $m	2018 Restated $m	2017 Restated $m
Marketing	461	427	405
Payroll costs (note 4)	313	347	339
Depreciation and amortisation	54	49	41

198	IHG | Annual Report and Form 20-F 2019

34. Group companies

In accordance with Section 409 of the Companies Act 2006, a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2019 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by InterContinental Hotels Group PLC.

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

Edinburgh IC Limited (s)

EVEN Real Estate Holding LLC (g) (k)

General Innkeeping Acceptance Corporation (b) (l)

Grand Central Glasgow Hotel OpCo Limited (n)

Guangzhou SC Hotels Services Ltd. (t)

H.I. (Ireland) Limited (u)

H.I. Soaltee Management Company Ltd (ac)

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

Holiday Inns (Courtalin) SAS (x)

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

IHG (Myanmar) Ltd (ah)

IHG (Thailand) Limited (aj)

IHG Bangkok Ltd (v)

IHG Brasil Administracao de Hoteis e Servicos

Ltda (ak)

IHG Civ Holding Co-Investment Fund, LLC (g) (k)

IHG Civ Holding Main Fund, LLC (g) (k)

IHG Commission Services SRL (co)

IHG Community Development, LLC (g) (ci)

IHG de Argentina SA (al)

IHG ECS (Barbados) SRL (co)

IHG Franchising Brasil Ltda (bd)

IHG Franchising DR Corporation (k)

IHG Franchising, LLC (g) (k)

IHG Hotels (New Zealand) Limited (an)

IHG Hotels Limited (n)

IHG Hotels Management (Australia) Pty

Limited (b) (aa)

IHG Hotels Nigeria Limited (ao)

IHG Hotels South Africa (Pty) Limited (ap)

IHG International Partnership (n)

IHG Istanbul Otel Yönetim Limited Sirketi (bx)

IHG Japan (Management) LLC (ar)

IHG Japan (Osaka) LLC (ar)

IHG Management (Maryland) LLC (g) (as)

IHG Management (Netherlands) B.V. (p)

IHG Management MD Barclay Sub LLC (g) (cj)

IHG Management SL d.o.o (bo)

IHG Mexico Operaciones SA de CV (ab)

IHG Orchard Street Member, LLC (g) (k)

IHG Peru SRL (dd)

IHG PS Nominees Limited (n)

IHG Sermex SA de CV (ab)

IHG Systems Pty Ltd (b) (aa)

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

C.A. (ba)

Intercontinental Hotels Corporation Limited (b) (m)

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

InterContinental Hotels Group Resources, LLC (b) (k)

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

InterContinental Management AM LLC (cm)

InterContinental Management Bulgaria EOOD (bp)

InterContinental Management France SAS (x)

InterContinental Management Poland sp. z.o.o (cn)

InterContinental Overseas Holdings, LLC (k)

KG Benefits LLC (g) (k)

KG Gift Card Inc. (bz)

KG Liability LLC (g) (k)

KG Technology, LLC (g) (k)

KHP Washington Operator LLC (g) (k)

KHRG 11th Avenue Hotel LLC (g) (k)

KHRG 851 LLC (g) (k)

KHRG Aertson LLC (g) (k)

KHRG Alexis, LLC (g) (k)

KHRG Allegro, LLC (g) (k)

KHRG Argyle, LLC (g) (k)

KHRG Austin Beverage Company, LLC (g) (k)

KHRG Baltimore, LLC (g) (k)

KHRG Born LLC (g) (k)

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	199

Group Financial Statements

Notes to the Group Financial Statements continued

34. Group companies continued

Fully owned subsidiaries continued

KHRG Boston Hotel, LLC (g) (k)

KHRG Bozeman LLC (g) (k)

KHRG Canary LLC (g) (k)

KHRG Cayman LLC (g) (k)

KHRG Cayman Employer Ltd. (k)

KHRG Dallas LLC (g) (k)

KHRG Dallas Beverage Company LLC (k)

KHRG DC 1731 LLC (g) (k)

KHRG DC 2505 LLC (g) (k)

KHRG Employer, LLC (g) (k)

KHRG Goleta LLC (g) (k)

KHRG Gray LLC (g) (k)

KHRG Gray U2 LLC (g) (k)

KHRG Huntington Beach LLC (g) (k)

KHRG Key West LLC (g) (k)

KHRG King Street, LLC (g) (k)

KHRG La Peer LLC (g) (k)

KHRG Miami Beach LLC (g) (k)

KHRG Muse LLC (g) (k)

KHRG New Orleans LLC (g) (k)

KHRG NPC LLC (g) (k)

KHRG Palladian LLC (g) (k)

KHRG Palomar Phoenix LLC (g) (k)

KHRG Philly Monaco LLC (g) (k)

KHRG Pittsburgh LLC (g) (k)

KHRG Porsche Drive LLC (g) (k)

KHRG Reynolds LLC (g) (k)

KHRG Riverplace LLC (g) (k)

KHRG Sacramento LLC (g) (k)

KHRG Savannah LLC (g) (k)

KHRG Schofield LLC (g) (k)

KHRG SFD LLC (g) (k)

KHRG SF Wharf LLC (g) (k)

KHRG SF Wharf U2 LLC (g) (k)

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

Louisiana Acquisitions Corp. (k)

Luxury Resorts and Spas (France) SAS (dc)

Manchester Oxford Street Hotel OpCo Limited (n)

Mercer Fairview Holdings LLC (g) (k)

Met Leeds Hotel OpCo Limited (n)

MH Lodging LLC (g) (k)

Oxford Spires Hotel OpCo Limited (n)

Oxford Thames Hotel OpCo Limited (n)

PML Services LLC (g) (as)

Pollstrong Limited (n)

Powell Pine, Inc. (k)

Priscilla Holiday of Texas, Inc. (cl)

PT Regent Indonesia (bh)

PT SC Hotels & Resorts Indonesia (bh)

Raison d’Etre Holdings (BVI) Limited (ct)

Raison d’Etre Services (BVI) Limited (ct)

Raison d’Etre Spas Sweden AB (db)

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

Six Continents International Holdings B.V. (p)

Six Continents Investments Limited (f) (n)

Six Continents Limited (n)

Six Continents Overseas Holdings Limited (n)

Six Continents Restaurants Limited (n)

SixCo North America, Inc. (w)

Six Senses America IP LLC (k)

Six Senses Capital Pte. Ltd (cr)

Six Senses North America Management LLC (k)

SLC Sustainable Luxury Cyprus Limited (cs)

Solamar Lodging LLC (g) (k)

Southern Pacific Hotel Corporation (BVI) Ltd. (v)

Southern Pacific Hotels Properties Limited (v)

SPHC Group Pty Ltd. (aa)

SPHC Management Ltd. (bq)

St David’s Cardiff Hotel OpCo Limited (n)

Sustainable Luxury Holdings (BVI) Limited (ct)

Sustainable Luxury Hospitality (Thailand) Limited (cu)

Sustainable Luxury Lanka Pvt. Ltd (cv)

Sustainable Luxury Maldives Private Limited (cw)

Sustainable Luxury Management (Thailand) Limited (cu)

Sustainable Luxury Mauritius Limited (cx)

Sustainable Luxury Operations (Thailand) Ltd (cu)

Sustainable Luxury Services (BVI) Limited (ct)

Sustainable Luxury Singapore Private. Limited (cr)

Sustainable Luxury UK Limited (cy)

Sustainable Luxury USA Limited (cz)

Sustainable Luxury Vietnam Company Limited (da)

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

IHG ANA Hotels Group Japan LLC (74.66%) (ar)

IHG ANA Hotels Holdings Co., Ltd. (66%) (ar)

Regent Hospitality Worldwide, Inc. (51%) (bt)

Sustainable Luxury Holdings (Thailand) Limited

(49%) (cu)

World Trade Centre Montreal Hotel Corporation

(74.11%) (bl)

Associates, joint ventures and other

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

(50%) (cg)

Desarrollo Alkoer Saltillo S. de R.L. de C.V.

(50%) (cg)

Desarrollo Alkoer Silao S. de R.L. de C.V. (50%) (cg)

EDG Alpharetta EH LLC (0%) (d) (h) (r)

Gestion Hotelera Gestel, C.A. (50%) (c) (h) (ba)

Groups360 LLC (13.15%) (h)

H.I. Soaltee Hotel Company Private Ltd (33.4%) (br)

Hotel JV Services LLC (17.8%) (c) (g) (cb)

Inter-Continental Hotels Saudi Arabia Limited

(40%) (bs)

NF III Seattle, LLC (25%) (g) (cc)

Nuevas Fronteras S.A. (23.66%) (cd)

Panacon (33.33%) (ce)

President Hotel & Tower Co Ltd. (30%) (bu)

Sustainable Luxury Gravity Global Private Limited

(51%) (h) (de)

SURF-Samui Pte. Ltd (49%) (ay)

Tianjin ICBCI IHG Equity Investment Fund

Management Co., Limited (21.04%) (bv)

Key
(a)	Directly owned by InterContinental Hotels Group PLC
(b)	Ordinary shares and preference shares
(c)	Ordinary A and ordinary B shares
(d)	8% cumulative preference shares
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

200	IHG | Annual Report and Form 20-F 2019

Registered addresses

(j)	Krunska 73, Beograd, 11000, Serbia
(k)	251 Little Falls Drive, Wilmington, DE 19808, USA
(l)	2908 Poston Avenue, Nashville, TN 37203, USA
(m)	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
(n)	Broadwater Park, Denham, Buckinghamshire, UB9 5HR, UK
(o)	199 Bay Street, Suite 2800, Commerce Court West, Toronto, ON M5L 1A9, Canada
(p)	Kingsfordweg 151, 1043 GR Amsterdam, The Netherlands
(q)	Alameda Jau 536, Suite 3s-A, 01420-000 Sao Paulo, Brazil
(r)	20200 W Dixie Highway, Suite #908, Miami, FL 33180, USA
(s)	Caledonian Exchange, 19a Canning Street, Edinburgh, EH3 8HE, UK
(t)	Building 4, No. 13 Xiao Gang Zhong Ma Road, Zhuhai District, Guangzhou, Guangdong, P.R. China
(u)	29 Earlsfort Terrace, Dublin 2, D02 AY28, Ireland
(v)	Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands
(w)	Wilmington Trust SP Services, Inc. 1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA
(x)	31–33 rue Mogador – 75009 Paris, France
(y)	Bucharest, 1st District, 50–52 Buzesti St, 83 module, 11 floor, Romania
(z)	230 J E Irausquin Boulevard, Palm Beach, Aruba
(aa)	Level 11, 20 Bond Street, Sydney NSW 2000, Australia
(ab)	Ontario # 1050, Col. Providencia. Guadalajara, Jalisco CP 44630, Mexico
(ac)	Level 54, Hopewell Center, 183 Queen’s Road East, Hong Kong
(ad)	Rond Punt Schumanplein 11, 1040 Brussels, Belgium
(ae)	QBC 4 – Am Belvedere 4, 1100, Vienna, Austria
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
(an)	Level 10, Commerce Street, Auckland Central, Auckland 1000, New Zealand
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
(aw)	Alameda Jau 536, Suite 3S-E, 01420-000 São Paulo, Brazil
(ax)	InterContinental Montreal, 360 St. Antoine Street West, Montreal, Quebec H2Y 3X4, Canada
(ay)	168 Robinson Road, #12-01, Capital Tower, 068912, Singapore
(az)	361 San Francisco Street Penthouse, San Juan, PR 00901, Puerto Rico
(ba)	Hotel Tamanaco Inter-Continental, Final Av. Ppal, Mercedes, Caracas, Venezuela
(bb)	22nd Floor, Citigroup Tower, No. 33 Huayuanshiqiao Road, Pudong, Shanghai, P.R. China
(bc)	Alameda Jau 536, Suite 3S-C, 01420-000 São Paulo, Brazil
(bd)	Alameda Jau 536, Suite 3S-D, 01420-000 São Paulo, Brazil
(be)	Viale Monte Nero n.84, 20135 Milano, Italy
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
(bp)	37A Professor Fridtjof Nansen Street, 5th Floor, District Sredets, Sofia, 1142, Bulgaria
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
(cm)	23/6 D. Anhaght Str., Yerevan, 0069, Armenia
(cn)	Generation Park Z – ul. Towarowa 28, 00-839 Warsaw, Poland
(co)	Suite 1, Ground Floor, The Financial Services Centre, Bishops Court Hill, St. Michael, Barbados, BB14004
(cp)	Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia
(cq)	Charlottenstrasse 49, Berlin, 10117, Germany
(cr)	Trident Corporate Services (Singapore) Pte. Limited, 96 Robinson Road, #16-01 SIF Building, 068899, Singapore
(cs)	ATS Services Limited, Capital Center, 9th Floor, 2-4 Arch. Makarios III Ave., 1065 Nicosia, Cyprus
(ct)	Conyers Corporate Services (BVI) Ltd, Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, VG1110, British Virgin Islands
(cu)	57, 9th Floor, Park Ventures Ecoplex, Unit 902-904, Wireless Road, Limpini, Pathum Wan Bangkok 10330, Thailand
(cv)	No. 9/5 Thambiah Ave, Colombo 7, Sri Lanka
(cw)	Premier Chambers, M.Lux Lodge, 1st Floor, Orchid Magu, Male, Republic of Maldives
(cx)	Venture Corporate Services (Mauritius) Ltd, Level 3, Tower 1, Nexteracom Towers, Cybercity, Ebene, Mauritius
(cy)	Berg Kaprow Lewis LLP, 35 Ballards Lane, DX 57284 Finchley 2, London, N3 1XW, UK
(cz)	Corporation Service Company, 1180 Ave. Of the Americas, New York 10036, USA
(da)	PDD Building, 162 Pasteur Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
(db)	Grevgatan 13, 11453 Stockholm, Sweden
(dc)	95 Blvd. Berthier, 75017 Paris, France
(dd)	Bernardo Montengudo 201, 15076, Lima, Peru
(de)	B-11515 Bhikaj Cama Place, New Delhi, South Delhi, India, 110066

IHG | Annual Report and Form 20-F 2019 | Group Financial Statements | Notes	201

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

202	IHG | Annual Report and Form 20-F 2019

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2019 |	203

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

204	IHG | Annual Report and Form 20-F 2019

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2019 |	205

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

206	IHG | Annual Report and Form 20-F 2019

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2019 |	207

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

208	IHG | Annual Report and Form 20-F 2019

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2019 |	209

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

210	IHG | Annual Report and Form 20-F 2019

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2019 |	211

Additional Information

Additional Information

214	Other financial information
221	Directors’ Report
225	Group information
225	History and developments
226	Risk factors
231	Directors’ and Executive Committee members’ shareholdings
231	Executive Directors’ benefits upon termination of office
232	Description of securities other than equity securities
233	Articles of Association
234	Working Time Regulations 1998
235	Material contracts
236	Legal proceedings
236	Exchange controls and restrictions on payment of dividends
237	Shareholder information
237	Taxation
239	Disclosure controls and procedures
240	Summary of significant corporate governance differences from NYSE listing standards
241	Selected five-year consolidated financial information
242	Return of funds
243	Purchases of equity securities by the Company and affiliated purchasers
243	Dividend history
244	Shareholder profiles
245	Exhibits
246	Form 20-F cross-reference guide
248	Glossary
250	Useful information
250	Investor information
251	Financial calendars
251	Contacts
252	Forward-looking statements

Hotel Indigo Milan – Corse Monforte, Italy

212	IHG | Annual Report and Form 20-F 2019

IHG | Annual Report and Form 20-F 2019 | Additional Information	213

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

Further explanation in relation to these measures and their definitions can be found on pages 55 to 59. Prior year comparables have been restated as explained on page 59.

Underlying revenue and underlying operating profit Non-GAAP reconciliations

Highlights for the year ended 31 December 2019

Reportable segments

	Revenue				Operating profit
	2019 $m	2018 $m	Change $m	Change %	2019 $m	2018 Restated $m	Change $m	Change %
Per Group income statement	4,627	4,337	290	6.7	630	582	48	8.2
System Fund	(1,373)	(1,233)	(140)	11.4	49	146	(97)	(66.4)
Reimbursement of costs	(1,171)	(1,171)	–	–	–	–	–	–
Operating exceptional items	–	–	–	–	186	104	82	78.8
Reportable segments	2,083	1,933	150	7.8	865	832	33	4.0

Reportable segments analysed as:
Fee business	1,510	1,486	24	1.6	813	793	20	2.5
Owned, leased and managed lease	573	447	126	28.2	52	39	13	33.3
	2,083	1,933	150	7.8	865	832	33	4.0
Underlying revenue and underlying operating profit
	Revenue				Operating profit
	2019 $m	2018 Restated $m	Change $m	Change %	2019 $m	2018 Restated $m	Change $m	Change %
Reportable segments (see above)	2,083	1,933	150	7.8	865	832	33	4.0
Significant liquidated damages	(11)	(13)	2	(15.4)	(11)	(13)	2	(15.4)
Current year acquisitions[a]	(53)	–	(53)	–	6	–	6	–
Currency impact[b]	–	(24)	24	–	–	(6)	6	–
Underlying revenue and underlying operating profit	2,019	1,896	123	6.5	860	813	47	5.8

[a]

The results of acquired businesses (Six Senses and two UK portfolio hotels) are removed only in the year of acquisition when determining underlying growth compared to the prior year, see note 11 to the Group Financial Statements.

[b]	Excludes $1m of adverse currency impact to both revenue and operating profit related to significant liquidated damages in the Greater China region.

Underlying fee revenue

	Revenue
	2019 $m	2018 Restated $m	Change $m	Change %
Reportable segments fee business (see above)	1,510	1,486	24	1.6
Significant liquidated damages	(11)	(13)	2	(15.4)
Current year acquisitions	(14)	–	(14)	–
Currency impact[a]	–	(17)	17	–
Underlying fee revenue	1,485	1,456	29	2.0	[b]

[a]	Excludes $1m of adverse currency impact to both revenue and operating profit related to significant liquidated damages in the Greater China region.

[b]	Reported as a KPI on page 43.

214	IHG | Annual Report and Form 20-F 2019

Highlights by region for the year ended 31 December 2019 (continued)

Americas

	Revenue				Operating profit[b]
	2019 $m	2018 Restated $m	Change $m	Change %	2019 $m	2018 Restated $m	Change $m	Change %
Per Group financial statements, note 2	1,040	1,051	(11)	(1.0)	700	673	27	4.0

Reportable segments analysed asª:
Fee business	853	853	–	–	663	638	25	3.9
Owned, leased and managed lease	187	198	(11)	(5.6)	37	35	2	5.7
	1,040	1,051	(11)	(1.0)	700	673	27	4.0

Reportable segments (see above)	1,040	1,051	(11)	(1.0)	700	673	27	4.0
Currency impact	–	(2)	2	–	–	(2)	2	–
Underlying revenue and underlying operating profit	1,040	1,049	(9)	(0.9)	700	671	29	4.3

a Revenues as included in the Group Financial Statements, note 3.

b Before exceptional items.

EMEAA

	Revenue				Operating profit[b]
	2019 $m	2018 Restated $m	Change $m	Change %	2019 $m	2018 Restated $m	Change $m	Change %
Per Group financial statements, note 2	723	569	154	27.1	217	206	11	5.3

Reportable segments analysed asª:
Fee business	337	320	17	5.3	202	202	–	–
Owned, leased and managed lease	386	249	137	55.0	15	4	11	275.0
	723	569	154	27.1	217	206	11	5.3

Reportable segments (see above)	723	569	154	27.1	217	206	11	5.3
Significant liquidated damages	(11)	(7)	(4)	57.1	(11)	(7)	(4)	57.1
Current year acquisitions	(53)	–	(53)	–	6	–	6	–
Currency impact	–	(15)	15	–	–	(6)	6	–
Underlying revenue and underlying operating profit	659	547	112	20.5	212	193	19	9.8

[a]	Revenues as included in the Group Financial Statements, note 3.

[b]	Before exceptional items.

Greater China

	Revenue				Operating profit[b]
	2019 $m	2018 Restated $m	Change $m	Change %	2019 $m	2018 Restated $m	Change $m	Change %
Per Group financial statements, note 2	135	143	(8)	(5.6)	73	70	3	4.3

Reportable segments analysed asª:
Fee business	135	143	(8)	(5.6)	73	70	3	4.3

Reportable segments (see above)	135	143	(8)	(5.6)	73	70	3	4.3
Significant liquidated damages	–	(6)	6	–	–	(6)	6	–
Currency impact[c]	–	(5)	5	–	–	(1)	1	–
Underlying revenue and underlying operating profit	135	132	3	2.3	73	63	10	15.9

[a]	Revenues as included in the Group Financial Statements, note 3.

[b]	Before exceptional items.

[c] Excludes $1m of adverse currency impact to both revenue and operating profit related to significant liquidated damages.

IHG | Annual Report and Form 20-F 2019 | Additional Information | Other financial information	215

Additional Information

Other financial information continued

Highlights for the year ended 31 December 2018

Reportable segments

	Revenue				Operating profit
	2018 $m	2017 $m	Change $m	Change %	2018 Restated $m	2017 Restated $m	Change $m	Change %
Per Group income statement	4,337	4,075	262	6.4	582	744	(162)	(21.8)
System Fund	(1,233)	(1,242)	9	(0.7)	146	34	112	329.4
Reimbursement of costs	(1,171)	(1,103)	(68)	6.2	–	–	–	–
Operating exceptional items	–	–	–	–	104	(4)	108	(2,700.0)
Reportable segments	1,933	1,730	203	11.7	832	774	58	7.5

Reportable segments analysed as:
Fee business	1,486	1,379	107	7.8	793	731	62	8.5
Owned, leased and managed lease	447	351	96	27.4	39	43	(4)	(9.3)
	1,933	1,730	203	11.7	832	774	58	7.5

Underlying fee revenue

			Revenue
	2018 $m	2017 Restated $m	Change $m	Change %
Reportable segments fee business (see above)	1,486	1,379	107	7.8
Significant liquidated damages	(13)	–	(13)	–
Current year acquisitions[a]	(1)	–	(1)	–
Currency impact	–	4	(4)	–
Underlying fee revenue	1,472	1,383	89	6.4	[b]

[a]	The results of acquired businesses (Regent and the UK portfolio) are removed only in the year of acquisition when determining underlying growth compared to the prior year.

[b]	Reported as a KPI on page 43.

Fee margin reconciliation

	2019 $m	2018 Restated $m	2017 Restated $m
Revenue
Reportable segments analysed as fee business (page 154)	1,510	1,486	1,379
Significant liquidated damages	(11)	(13)	–
Captive insurance company (note 21)	(19)	(11)	(9)
	1,480	1,462	1,370
Operating profit
Reportable segments analysed as fee business (page 214 and above)	813	793	731
Significant liquidated damages	(11)	(13)	–
Captive insurance company (note 21)	(1)	(1)	–
	801	779	731

Fee margin[a]	54.1%	53.3%	53.4%

[a]	Reported as a KPI on page 44.

216	IHG | Annual Report and Form 20-F 2019

Gross and net capital expenditure reconciliation

	12 months ended 31 December
$m	2019 $m	2018 Restated $m
Net cash from investing activities	(493)	(197)
Adjusted for:
Contract acquisition costs net of repayments	(61)	(54)
Tax paid on disposals	–	2
System Fund depreciation and amortisation[a]	49	45
Acquisition of businesses, net of cash acquired	292	34
Payment of contingent purchase consideration	2	4
Net capital expenditure	(211)	(166)
Add back:
Disposal receipts	(4)	(8)
Repayments of contract acquisition costs	(1)	(2)
Distributions from associates and joint ventures	–	(32)
System Fund depreciation and amortisation[a]	(49)	(45)
Gross capital expenditure	(265)	(253)
Analysed as:
Capital expenditure: maintenance (including gross contract acquisition costs of $62m (2018: $56m))	(148)	(116)
Capital expenditure: recyclable investments	(19)	(38)
Capital expenditure: System Fund investments	(98)	(99)
Gross capital expenditure	(265)	(253)

[a]	Excludes depreciation on right-of-use assets.

Free cash flow reconciliation

	12 months ended 31 December
	2019 $m	2018 Restated $m	2017 Restated $m	2016ª $m	2015ª $m
Net cash from operating activities	653	709	616	710	569
Less:
Payment of contingent purchase consideration	6	–	–	–	–
Principal element of lease payments	(59)	(35)	(25)	–	–
Purchase of shares by employee share trusts	(5)	(3)	(3)	(10)	(47)
Capital expenditure: maintenance (excluding contract acquisition costs)	(86)	(60)	(72)	(54)	(56)
Cash receipt from renegotiation of long-term partnership agreement	–	–	–	(95)	–
Free cash flow[b]	509	611	516	551	466

[a]	Not restated for the impact of IFRS 15 or IFRS 16.

[b]	Reported as a KPI on page 44.

IHG | Annual Report and Form 20-F 2019 | Additional Information | Other financial information	217

Additional Information

Other financial information continued

Adjusted interest reconciliation

	12 months ended 31 December
	2019 $m	2018 Restated $m
Net financial expenses
Financial income	6	5
Financial expenses	(121)	(101)
	(115)	(96)
Adjusted for:
Interest payable on balances with the System Fund	(13)	(14)
Capitalised interest relating to System Fund assets	(5)	(5)
	(18)	(19)
Adjusted interest	(133)	(115)

218	IHG | Annual Report and Form 20-F 2019

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

The following tables present RevPAR statistics for the year ended 31 December 2019 and a comparison to 2018. Fee business and owned, leased and managed lease statistics are for comparable hotels and include only those hotels in the Group’s System at 31 December 2019 and franchised, managed, owned, leased or managed lease by the Group since 1 January 2018. The comparison with 2018 is at constant US$ exchange rates.

	Fee business		Owned, leased and managed lease
	2019	Change vs 2018	2019	Change vs 2018
Americas
InterContinental
Occupancy	72.4%	(1.7)ppt	84.4%	1.5ppt
Average daily rate	$212.82	3.0%	$334.81	1.1%
RevPAR	$154.00	0.7%	$282.72	3.0%
Kimpton
Occupancy	79.8%	1.1ppt	–	–
Average daily rate	$243.92	0.7%	–	–
RevPAR	$194.62	2.2%	–	–
Crowne Plaza
Occupancy	66.6%	(1.3)ppt	–	–
Average daily rate	$129.08	0.3%	–	–
RevPAR	$86.00	(1.6%)	–	–
Hotel Indigo
Occupancy	74.7%	0.7ppt	–	–
Average daily rate	$164.99	(0.7%)	–	–
RevPAR	$123.20	0.2%	–	–
EVEN Hotels
Occupancy	81.7%	2.6ppt	81.9%	6.0ppt
Average daily rate	$174.86	(8.3%)	$158.03	(6.5%)
RevPAR	$142.91	(5.3%)	$129.50	0.9%
Holiday Inn

Occupancy	66.5%	(0.5)ppt	83.3%	0.9ppt
Average daily rate	$113.65	0.1%	$182.50	5.0%
RevPAR	$75.54	(0.7%)	$152.10	6.2%
Holiday Inn Express
Occupancy	69.3%	0.2ppt	–	–
Average daily rate	$114.01	(0.2%)	–	–
RevPAR	$79.00	0.1%	–	–
Staybridge Suites
Occupancy	76.5%	0.1ppt	–	–
Average daily rate	$119.50	(0.1%)	–	–
RevPAR	$91.47	0.1%	–	–
Candlewood Suites
Occupancy	73.5%	(0.5)ppt	–	–
Average daily rate	$86.04	(0.4%)	–	–
RevPAR	$63.22	(1.1%)	–	–

IHG | Annual Report and Form 20-F 2019 | Additional Information | Other financial information	219

Additional Information

RevPAR, average daily rate and occupancy continued

	Fee business		Owned, leased and managed lease
	2019	Change vs 2018	2019	Change vs 2018
EMEAA
InterContinental
Occupancy	73.5%	0.9ppt	66.0%	(1.2)ppt
Average daily rate	$202.75	0.2%	$215.99	3.4%
RevPAR	$149.06	1.5%	$142.51	1.5%
Crowne Plaza
Occupancy	74.2%	0.5ppt	–	–
Average daily rate	$118.81	(1.2%)	–	–
RevPAR	$88.13	(0.6%)	–	–
Hotel Indigo
Occupancy	81.0%	1.2ppt	–	–
Average daily rate	$143.62	0.0%	–	–
RevPAR	$116.40	1.5%	–	–
Holiday Inn
Occupancy	73.5%	0.3ppt	94.1%	(1.2)ppt
Average daily rate	$98.11	(1.0%)	$138.36	3.9%
RevPAR	$72.14	(0.5%)	$130.22	2.6%
Holiday Inn Express
Occupancy	79.0%	1.6ppt	–	–
Average daily rate	$88.66	(0.9%)	–	–
RevPAR	$70.04	1.2%	–	–
Staybridge Suites
Occupancy	74.7%	(1.1)ppt	–	–
Average daily rate	$122.47	(2.5%)	–	–
RevPAR	$91.48	(3.9%)	–	–
Greater China
InterContinental
Occupancy	66.9%	1.1ppt	–	–
Average daily rate	$123.39	(6.1%)	–	–
RevPAR	$82.52	(4.6%)	–	–
HUALUXE
Occupancy	51.7%	3.3ppt	–	–
Average daily rate	$66.53	(0.3%)	–	–
RevPAR	$34.39	6.6%	–	–
Crowne Plaza
Occupancy	61.2%	(0.3)ppt	–	–
Average daily rate	$76.04	(4.5%)	–	–
RevPAR	$46.52	(4.9%)	–	–
Hotel Indigo
Occupancy	66.6%	0.0ppt	–	–
Average daily rate	$140.06	(8.0%)	–	–
RevPAR	$93.23	(8.1%)	–	–
Holiday Inn
Occupancy	65.8%	(0.1)ppt	–	–
Average daily rate	$66.16	(3.8%)	–	–
RevPAR	$43.52	(4.0%)	–	–
Holiday Inn Express
Occupancy	62.8%	0.1ppt	–	–
Average daily rate	$47.20	(4.9%)	–	–
RevPAR	$29.66	(4.7%)	–	–

220	IHG | Annual Report and Form 20-F 2019

Directors’ Report

This Directors’ Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Corporate Governance Report approved by the Board is provided on pages 79 to 95 and incorporated by reference herein.

Subsidiaries, joint ventures and associated undertakings

The Group has over 400 subsidiaries, joint ventures and associated undertakings. A complete list of these entities is provided at note 34 of the Group Financial Statements on pages 199 to 201.

Directors

For biographies of the current Directors see pages 80 and 81.

Directors’ and Officers’ (D&O) liability insurance and existence of qualifying indemnity provisions

The Company maintains the Group’s D&O liability insurance policy, which covers Directors and Officers of the Company defending civil proceedings brought against them in their capacity as Directors or Officers of the Company (including those who served as Directors or Officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2019.

Articles of Association

The Company’s Articles of Association may only be amended by special resolution and are available on the Company’s website at www.ihgplc.com/investors under Corporate governance. A summary is provided on pages 233 and 234.

Shares

Share capital

The Company’s issued share capital at 31 December 2019 consisted of 187,717,720 ordinary shares of 20 340⁄399 pence each, including 5,684,427 shares held in treasury, which constituted 3.0% of the total issued share capital (including treasury shares). There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2019, 801,242 shares were transferred from treasury to the employee share ownership trust.

In January 2019, the Company’s issued share capital was subject to a 19 for 20 share consolidation effective as of 14 January 2019 (see page 211) as part of which 6,827,020 treasury shares were consolidated.

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value-creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.

Share issues and buybacks

In 2019, the Company did not issue any new shares, nor did it buy back any existing shares.

Dividends

Dividend	Ordinary shares	ADRs
Special dividend
A special dividend was paid on 29 January 2019 to shareholders on the register at the close of business on 11 January 2019	203.8p	262.1¢
Interim dividend
An interim dividend was paid on 3 October 2019 to shareholders on the register at the close of business on 30 August 2019	32.0p	39.9¢
Final dividend
Subject to shareholder approval, payable on 14 May 2020 to shareholders on the register at the close of business on 3 April 2020	N/Aa	85.9¢

[a]	The sterling amount of the final dividend will be announced on 24 April 2020 using the average of the daily exchange rates from 21 April 2020 to 23 April 2020 inclusive.

Major institutional shareholders

As at 17 February 2020, the Company had been notified of the following significant holdings in its ordinary shares under the UK Disclosure Guidance and Transparency Rules (DTRs):

	As at 17 February 2020				As at 18 February 2019				As at 19 February 2018
	Ordinary				Ordinary				Ordinary
Shareholder	shares/ADSs	[a]	%	[a]	shares/ADSs	[a]	%	[a]	shares/ADSs	[a]	%	[a]
BlackRock, Inc.	9,939,317	[b]	5.46		10,165,234		5.60		11,280,241		5.92
Boron Investments B.V.	11,450,000		6.01		11,450,000		6.01		11,850,000		5.02
Cedar Rock Capital Limited	14,923,417		5.07		14,923,417		5.07		14,923,417		5.07
Fiera Capital Corporation	11,037,891		6.06		9,662,767		5.07		7,707,008		4.06
Fundsmith LLP	10,222,246		5.18		10,222,246		5.18		10,222,246		5.18

[a]

The number of shares and percentage of voting rights was determined at the time of the relevant disclosures made in accordance with Rule 5 of the DTRs and doesn’t necessarily reflect the impact of any share consolidation or any changes in shareholding subsequent to the date of notification that are not required to be notified to us under the DTRs.

[b]	Total shown includes 772,402 qualifying financial instruments to which voting rights are attached.

In addition to the above notifications, the Company had been notified of the following holdings in its ordinary shares:

The Capital Group Companies, Inc. notified the Company on 6 September 2019 that it held less than 5% of voting rights.

FMR LLC notified the Company on 22 January 2020 that it held less than 5% of voting rights.

As at 17 February 2020, the Company had not received any further notifications in relation to the holdings referred to above.

IHG | Annual Report and Form 20-F 2019 | Additional Information | Directors’ report	221

Additional Information

Directors’ Report continued

The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements the operation of which may result in a change in its control.

For further details on shareholder profiles, see page 244.

2019 share awards and grants to employees

Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market or from shares held in treasury; however, the Company continues to review this policy. The Company’s share plans incorporate the current Investment Associations’ guidelines on dilution which provide that commitments to new shares or re-issue treasury shares under executive plans should not exceed 5% of the issued ordinary share capital of the Company (adjusted for share issuance and cancellation) in any 10-year period. During the financial year ended 31 December 2019, the Company transferred 801,242 treasury shares (0.43% of issued share capital) to satisfy obligations under its share plans.

The estimated maximum dilution from awards made under the Company’s share plans over the last 10 years is 3.1%.

As at 31 December 2019, no options were outstanding. The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

Employee share ownership trust (ESOT)

IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During 2019, the ESOT released 868,857 shares and at 31 December 2019 it held 160,313 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

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

Unless otherwise requested by the Company, the trustee of the ESOT waives all ordinary dividends on the shares held in the ESOT, other than shares which have been allocated to participants on terms which entitle them to the benefit of dividends, except for such amount per share as shall, when multiplied by the number of shares held by it on the relevant date, equal one pence or less.

Colleague Share Plan

The Company’s Colleague Share Plan rules were approved by shareholders at the Company’s 2019 AGM. A summary of the rules is set out in the appendix to the notice of the Company’s 2019 AGM, which is available at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section. The share plan was subsequently launched at the end of 2019.

Future business developments of the Group

Further details on these are set out in the Strategic Report on pages 2 to 75.

Employees and Code of Conduct

Having a predominantly franchised and managed business model means that not all of those people who work at hotels operated under our brands are our employees. When the Group’s entire estate is taken into account (including those working in our franchised and managed hotels), over 400,000 people worked globally across IHG’s brands as at 31 December 2019.

IHG employed the following as at 31 December 2019:

•	9,636 people worldwide (including those in our corporate offices, central reservations offices and owned hotels (excluding those in a category below), whose costs were borne by the Group;

•	4,800 people who worked directly on behalf of the System Fund and whose costs were borne by the System Fund; and

•	22,207 General Managers and (in the US predominantly) other hotel workers, who work in managed hotels, who have contracts or are directly employed by IHG and whose costs are borne by those hotels.

See note 4 of the Group Financial Statements on page 157 for more information.

We continue to focus on providing an inclusive environment, in which employees are valued for who they are and what they bring to the Group, and in which talented individuals are retained through all levels of the organisation – see pages 28 to 33.

We also look to appoint the most appropriate person for the job and are committed to providing equality of opportunity to all employees without discrimination. Every effort is made to ensure that applications for employment from disabled employees are fully and fairly considered and that disabled employees have equal opportunities to training, career development and promotion.

The Code of Conduct applies to all Directors, officers and employees and complies with the NYSE rules as set out in Section 406 of the US Sarbanes-Oxley Act 2002. Further details can be found on page 240.

For more information on the Group’s employment policies, including equal opportunities, employee communications and development, see pages 28 to 33, and our website www.ihgplc.com/responsible-business

222	IHG | Annual Report and Form 20-F 2019

Greenhouse gas (GHG) emissions

By delivering more environmentally sustainable hotels, we can drive cost efficiencies for owners and meet the expectations of all our stakeholders. We recognise the importance of reducing our global GHG emissions for corporate offices and hotels – our target is to reduce our carbon footprint per occupied room by 6-7% across our entire estate by 31 December 2020 (against a 2017 baseline). See page 45 for progress.

Reporting boundary	Measure	2019ª	2018[a] Restated	2017[a] Restated

Global – corporate offices and franchised, managed, owned, leased and managed lease hotels[b] (a KPI and part of our five-year targets)	Scope 1 Direct emissions (tCO2e)	529,092.83	508,617.42	479,280.40

	Scope 2 Indirect emissions (tCO2e)	2,008,036.70	1,949,693.52	1,863,265.75

	Scope 3 Indirect (tCO2e)	2,758,518.28	2,734,979.92	2,729,418.21

	Total GHG emissions (tCO2e)	5,295,647.82	5,193,290.86	5,071,964.36

	IHG’s chosen intensity measurement GHG emissions per occupied room (kgCO2e per occupied room)	26.80	27.80	28.50

Global – corporate offices and managed, owned, leased and managed lease hotels[b] (as required under the Companies Act 2006)	Scope 1 Direct emissions (tCO2e)	529,092.83	508,617.42	479,280.40

	Scope 2 Indirect emissions (tCO2e)	2,008,036.70	1,949,693.52	1,863,265.75

	Total GHG emissions (tCO2e)	2,537,129.54	2,458,310.94	2,342,546.15

	IHG’s chosen intensity measurement GHG emissions per occupied room (kgCO2e per occupied room)	44.70	46.10	45.50

[a]

Reporting period commencing on 1 October and ending on 30 September – due to the delay in hotels receiving their energy bills it is not possible to report accurately GHG emissions from 1 January to 31 December.

[b]	Includes all of our branded hotels but does not include emissions from 440 hotels. We do not have sufficient data to estimate their emissions and believe them to be immaterial.

Scope

We report Scope 1, Scope 2 and Scope 3 emissions as defined by the GHG protocol as follows:

•	Scope 1 emissions are direct emissions produced by the burning of fuels of the emitter.

•	Scope 2 emissions are indirect emissions (generated by the electricity consumed and purchased by the emitter).

•	Scope 3 emissions are indirect emissions produced by the emitter activity, but owned and controlled by a different emitter from the one who reports on the emissions (e.g. our franchise estate).

Methodology

We have worked with external consultants to give us an up-to-date picture of IHG’s carbon footprint and to assess our performance over the past few years. The external consultants use a sampling and extrapolation methodology to estimate our GHG emissions. For 2019, in line with the methodology set out in the GHG Protocol Corporate Standard, the sample covered 5,193 (92%) of our 5,663 hotels. As IHG’s System size is continually changing and the number of hotels reporting data to the IHG Green Engage™ system increases annually, we have restated 2017 and 2018 data.

Finance

Political donations

The Group made no political donations under the Companies Act during the year and proposes to maintain this policy.

Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 24 to the Group Financial Statements on pages 182 to 185.

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole:

•	The 10-year £400 million bond issued by the Company on 28 November 2012, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued;

•	The $1.275 billion syndicated loan facility agreement dated 30 March 2015 and maturing in March 2022, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable;

•	The 10-year £300 million bond issued by the Company on 14 August 2015, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued;

•	The 10-year £350 million bond issued by the Company on 24 August 2016, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued; and

•	The 8.5-year €500 million bond issued by the Company on 15 November 2018, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

Further details on material contracts are set out on page 235.

IHG | Annual Report and Form 20-F 2019 | Additional Information | Directors’ report	223

Additional Information

Directors’ Report continued

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

Disclosure of information to Auditor

For details, see page 120.

The Companies (Miscellaneous Reporting) Regulations 2018

An overview of how the Directors have had regard to the matters set forth in section 172(1)(a) to (f) of the Companies Act 2006 is provided in the Culture, responsible business, and stakeholder section of the Strategic Report, on pages 24 to 40, and in the Corporate Governance section, pages 79 to 95. Specifically, a description of the actions taken by the Directors during the year to provide employees with information on matters concerning them, engage with employees to make better informed decisions, encourage employee involvement in the Company’s employee share scheme and increase employee awareness of the financial and economic factors affecting the performance of the Company, is set out on pages 24 to 33.

A summary of how the Directors engaged with employees and have had regard to their interests on the principal decisions taken by the Company during 2019 is also set out on such pages.

A summary of how the Directors have had regard to the need to foster and maintain the Company’s business relationships with suppliers, customers and others and the effect of that regard, including on any principal decisions taken by the Company in 2019, is set out on pages 24 to 40, and pages 79 to 95.

Listing Rules – compliance with LR 9.8.4C

Section	Applicable sub-paragraph within LR 9.8.4C	Location

1	Interest capitalised	Group Financial Statements, note 7, page 159

4	Details of long-term incentive schemes	Directors’ Remuneration Report, pages 96 to 109

The above table sets out only those sections of LR 9.8.4C which are relevant. The remaining sections of LR 9.8.4 are not applicable.

Going concern

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 75 and in the Group information on pages 225 to 236. Information on the Group’s treasury management policies can be found in note 24 to the Group Financial Statements on pages 182 to 185.

At the end of 2019, the Group was trading significantly within its banking covenants and debt facilities.

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

Please see page 54 for the Directors’ assessment of the viability of the Group.

By order of the Board,

Nicolette Henfrey

Company Secretary

InterContinental Hotels Group PLC

Registered in England and Wales, Company number 5134420

17 February 2020

224	IHG | Annual Report and Form 20-F 2019

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

Recent acquisitions and divestitures

The net cash outflow, including the payment of contingent purchase consideration, relating to the acquisition of businesses in 2019 was $300 million (2018: $38 million, 2017: $nil), and relates to the acquisition of Six Senses Hotels Resorts Spas and its management business (‘Six Senses’) in February 2019, the agreement to rebrand and operate under long-term ‘managed leases’ a portfolio of hotels in the UK (UK portfolio) in 2018 and 2019, and the acquisition of Regent Hotels and Resorts (‘Regent’) in July 2018, as follows:

•	Six Senses: $292 million in 2019;

•	UK portfolio: $8 million in 2019 and $25 million in 2018; and

•	Regent: $13 million in 2018.

Further information is included in note 11 to the Group Financial Statements.

The Group had no material divestitures in 2019 or 2018.

Capital expenditure

•	Capital expenditure in 2019 totalled $265 million compared with $253 million (restated) in 2018 and $356 million (restated) in 2017 (see page 217). The expenditure in 2019 was partly attributable to property, plant and equipment refurbishment works involved in re-branding the UK Portfolio hotels and investments in the Group’s associates and joint ventures.

•	At 31 December 2019, capital committed (being contracts placed for expenditure on property, plant and equipment, intangible assets and key money not provided for in the Group Financial Statements) totalled $197 million (including $3 million in respect of leases).

IHG | Annual Report and Form 20-F 2019 | Additional Information | Group information	225

Additional Information

Group information continued

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

The principal risks are on pages 46 to 54, the cautionary statements regarding forward-looking statements are on page 252 and financial and forward-looking information including note 8 on pages 160 to 163, and note 24 on pages 182 to 185.

The Group is exposed to the risks of political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation and availability of credit and currency fluctuations that could lower revenues and reduce income. The outlook for 2020 may worsen due to continued uncertainty in relation to Brexit (see page 47 for a statement on the materiality of this risk to the Company); the Eurozone; the evolving disruption from the outbreak of Covid-19 on travel patterns in Greater China and elsewhere; potential disruptions in the US economy; the impact of fluctuating commodity prices (including oil) on economies dependent on such exports; continued unrest in parts of the Middle East, Africa and Asia; and barriers to global trade, including unforeseeable changes in regulations, imposition of tariffs or embargoes, and other trade restrictions or controls. The interconnected nature of economies suggests any of these, or other events, could trigger a recession that reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. Specifically, the Group is most exposed to the US market and, increasingly, to Greater China. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group’s ability to secure and retain franchise or management agreements.

Accordingly, the Group is particularly susceptible to adverse changes in these economies as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the availability of capital to current and potential owners, which could impact existing operations and the health of the pipeline.

The Group is exposed to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change

The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics or threats thereof, travel-related accidents or industrial action, natural or man-made disasters, or other local factors impacting specific countries, cities or individual hotels, as well as increased transportation and fuel costs. Additionally, the Group may be adversely impacted by increasing stakeholder and societal expectations and attitudes in relation to factors contributing to climate change including overtravel and overtourism, and those linked directly to hotels including waste, water, energy, or impact on local communities. A decrease in the demand for business and/or leisure hotel rooms as a result of such events or attitudinal/demand shifts may have an adverse impact on the Group’s operations or growth prospects and financial results. In addition, inadequate planning, preparation, response or recovery in relation to a major incident or crisis may cause loss of life, prevent operational continuity, or result in financial loss, and consequently impact the value of our brands and/or the reputation of the Group.

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

The Group is subject to a competitive and changing industry

The Group operates in a competitive industry and must compete effectively against traditional competitors such as other global hotel chains, local hotel companies and independent hotels to win the loyalty of guests, employees and owners. The competitive landscape also includes other types of businesses, both global and specific to certain markets, such as web-based booking channels (which include online travel agents and intermediaries), and alternative sources of accommodation such as short-term lets of private property. Failure to compete effectively in traditional and emerging areas of the business could impact the Group’s market share, System size, profitability and relationships with owners and guests. The hospitality industry has experienced recent consolidation and is likely to see this trend continue as companies seek to maintain or increase competitive advantage. Further consolidation by competitors may result in such competitors having access to increased resources, capabilities or capacity and provide advantages from scale of revenues, marketing funds and/or cost structures.

The Group is exposed to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring

The Group may seek to make strategic transactions, including acquisitions, divestments or investments in the future. The Group may not be able to identify opportunities or complete transactions on commercially reasonable terms, or at all, and may not realise the anticipated benefits from such transactions. Strategic transactions come with inherent valuation, financial and commercial risks, and regulatory and insider information risks during the execution of the transactions. The Group may also continue to make organisational adjustments to support delivery of our growth ambitions, including the integration of acquisitions into the Group’s operating processes and systems. This creates inherent risks of complexity and that any changes made could be unsustainable or that we are unable to achieve the return envisaged through reinvestment. In addition, the Group may face unforeseen costs and liabilities, diversion of management attention, as well as longer-term integration and operational risks, which could result in a failure to realise benefits, financial losses, lower employee morale and loss of talent.

The Group is dependent upon a wide range of external stakeholders and business partners

The Group relies on the performance, behaviours and reputation of a wide range of business partners and external stakeholders, including, but not limited to, owners, contractors, lenders, suppliers, outsourced providers, vendors, joint-venture partners, online travel agents, third-party intermediaries and other business partners which may have different ethical values, interests and priorities. Further, the number and complexity of interdependencies with stakeholders is evolving. Breakdowns in relationships, contractual disputes, deterioration of the financial health of our partners, poor vendor performance, insolvency, stakeholder behaviours or adverse reputations, which may be outside of the Group’s control, could adversely impact on the Group’s performance and competitiveness, delivery of projects, guest experiences or the reputation of the Group or its brands.

226	IHG | Annual Report and Form 20-F 2019

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

The Group is exposed to a variety of risks related to identifying, securing and retaining franchise and management agreements

The Group’s growth strategy depends on its success in identifying, securing and retaining franchise and management agreements. This is an inherent risk for the hotel industry and the franchising business and management model. Competition with other hotel companies may generally reduce the number of suitable franchise, management and investment opportunities offered to the Group and increase the bargaining position of property owners seeking to become a franchisee or engage a manager. The terms of new franchise or management agreements may not be as favourable as current arrangements; the Group may not be able to renew existing arrangements on similarly favourable terms, or at all.

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the IHG System, to secure management contracts or open hotels in our development pipeline. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance may restrict the supply of suitable hotel development opportunities under franchise or management agreements and mean that not every hotel in our development pipeline may develop into a new hotel that enters our system. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group, including, for example, the unwillingness of franchisees to support brand or system improvement initiatives. This could result in franchisees prematurely terminating contracts which could lead to disputes, litigation, damages and other expenses and would adversely impact the overall IHG System size and the Group’s financial performance.

The Group is exposed to inherent risks in relation to changing technology and systems

As the use of the internet, artificial intelligence, mobile and data technology grows, and new and disruptive technology solutions are developed, customer needs evolve at pace. The Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems, and also with regulatory, risk and ethical considerations of how these developments are used, may put the Group at a competitive disadvantage. In addition, the technologies or systems that the Group chooses to deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. Any such failure could adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, incur substantial costs or face other losses. This could further impact the Group’s reputation in regards to innovation. (See also “The Group is exposed to the risks related to cybersecurity and data privacy”).

The Group is reliant on the reputation of its existing brands and is exposed to inherent reputation risks

Any event that materially damages the reputation of one or more of the Group’s brands and/or fails to sustain the appeal of the Group’s brands to its customers and owners may have an adverse impact on the value of that brand and subsequent revenues from that brand or business. In particular, if the Group is unable to create consistent, valued and quality products and guest experiences across the owned, leased and managed lease, managed and franchised estates, or if the Group, its franchisees or business partners fail to act responsibly, this could result in an adverse impact on its brand reputation. In addition, the value of the Group’s brands could be influenced by a number of external factors outside the Group’s control, such as, but not limited to, changes in sentiments against global brands, changes in applicable regulations related to the hotel industry or to franchising, successful commoditisation of hotel brands by online travel agents and intermediaries, or changes in owners’ perceptions of the value of the Group.

The Group is exposed to risks associated with its intellectual property

Given the importance of brand recognition to the Group’s business, the protection of its intellectual property poses a risk due to the variability and changes in controls, laws and effectiveness of enforcement globally, particularly in jurisdictions which may not have developed levels of protection for corporate assets such as intellectual property, trade secret, know-how and customer information, and records. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group’s brands and its ability to develop the business and compete currently or in the future. Third party claims that we infringe their intellectual property could lead to disputes, litigation, damages and other expenses. (See also “The Group is exposed to the risks related to cybersecurity and data privacy”).

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

Lack of resilience and operational availability of these systems provided by the Group or third-party technology providers and inability or difficulty in updating existing or implementing new functionality could lead to prolonged service disruption. This might result in significant business interruption, impact the guest booking experience, lead to loss of or theft of data, and subsequently adversely impact Group revenues, incur financial costs to remediate or investigate, lead to regulatory and/or contractual enforcement actions or lawsuits, or damage the Group’s reputation and relationships with hotel owners.

IHG | Annual Report and Form 20-F 2019 | Additional Information | Group information	227

Additional Information

Group information continued

Risk factors continued

The Group is exposed to a variety of risks associated with safety, security and crisis management

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include, but are not limited to, exceptional events such as extreme weather, civil or political unrest, violence and terrorism, serious and organised crime, fraud, employee dishonesty, cyber crime, pandemics or contagious diseases, fire, and day-to-day accidents, incidents and petty crime which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation, and impact reputation. Serious incidents or a combination of events could escalate into a crisis which, if managed poorly, could further expose the Group and its brands to significant reputational damage.

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

Some of the markets in which the Group operates are experiencing economic growth and/or low levels of unemployment, attractive roles and competitive rewards available elsewhere, and the Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees, up to and including Executive Directors. Some emerging markets may not have the required local expertise to operate a hotel and may not be able to attract the right talent. Failure to attract and retain employees and increasing labour costs may threaten the ability to operate hotels and our corporate support functions, achieve business growth targets or impact the profitability of our operations. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

Collective bargaining activity could disrupt operations, increase our labour costs or interfere with the ability of our management to focus on executing our business strategies.

A significant number of colleagues at our managed, owned, leased and managed lease hotels (approximately 22% in the US, Canada, Mexico, Grand Cayman and Dutch Antilles) are covered by collective bargaining agreements and similar agreements. If relationships with those colleagues or the unions that represent them become adverse, the properties we own, lease or manage could experience labour disruptions such as strikes, lockouts, boycotts and public demonstrations. Collective bargaining agreements representing half of our organised colleagues in the US expired during 2018. These agreements were successfully renegotiated during 2019. Hotel sector union member participation continues to increase in key markets within the Americas region, which may require IHG to enter into new labour agreements as more employees become unionised in the future. Labour disputes, which are generally more likely when collective bargaining agreements are being renegotiated, could harm our relationship with our colleagues, result in increased regulatory inquiries and enforcement by governmental authorities and deter guests. Further, adverse publicity related to a labour dispute could harm our reputation and reduce customer demand for our services.

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

The Group is exposed to the risk of litigation

Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation claims made by many parties, including but not limited to: guests, customers, joint-venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of the hotels it manages. Claims filed may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group’s results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands. (See also legal proceedings on page 236.)

The Group is exposed to the risks related to cybersecurity and data privacy

The Group is increasingly dependent upon the collection, usage, retention, availability, integrity and confidentiality of information, including, but not limited to: guest, employee and owner credit card, financial and personal data, business performance, financial reporting and commercial development. The information is sometimes held in different formats such as digital, paper, voice recordings and video and could be stored in many places, including facilities managed by third-party service providers, in our Company managed hotels, and by our franchisees, who are subject to the same or similar risks.

Cyber breaches increasingly appear to be an unfortunate reality for most firms and we therefore invest in trying to avoid them where reasonable and practical to do so – in recognition of the possible impact of cybersecurity breaches beyond data loss on operational performance and regulatory actions/ fines, as well as the potential impact on our reputation. The threats towards the hospitality industry and the Group’s information are dynamic, and include cyber-attacks, fraudulent use, loss or misuse by employees and breaches of our vendors’ security arrangements, amongst others.

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

The legal and regulatory environment around data privacy and requirements set out by the payment card industry surrounding information security across the many jurisdictions in which the Group operates are constantly evolving (such as the EU GDPR, China cybersecurity law, and California privacy law). If the Group fails to protect information and ensure relevant controls are in place to enable the acceptable use and release of information through the appropriate channels in a timely and accurate manner, IHG System

228	IHG | Annual Report and Form 20-F 2019

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

For information of incidents relating to cybersecurity and data privacy during 2019, see pages 197 and 236.

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

The Group may face difficulties insuring its business

Historically, the Group has maintained insurance at levels determined to be appropriate in light of the cost of cover and the risk profile of the business. However, forces beyond the Group’s control, including market forces, may limit the scope of coverage the Group can obtain and the Group’s ability to obtain coverage at reasonable rates. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters, may be uninsurable or simply too expensive to insure. Inadequate or insufficient insurance carried by the Group, our owners or other partners for damage, other potential losses or liabilities to third parties involving properties that we own, manage or franchise could expose the Group to large claims or could result in the loss of capital invested in properties.

The Group is exposed to inherent uncertainties associated with brand development and expansion

The Group has recently launched or acquired a number of new brands, such as EVEN Hotels, HUALUXE, avid Hotels, voco, Kimpton Hotels & Restaurants, Regent Hotels, Six Senses Hotels resorts and spas, and entered into co-branded credit card relationships to support the IHG Rewards Club programme and an exclusive loyalty partnership with Mr & Mrs Smith. As the roll out, integration and growth of these brands (including associated loyalty programmes) is dependent on market conditions, guest preference and owner investment, and also continued cooperation with third parties, there are inherent risks that we will be unable to recover costs incurred in developing or acquiring the brands or any new programmes or products, or those brands, programmes, or products will not succeed as we intend. The Group’s ongoing agenda to accelerate growth and strategic initiatives creates risks relating to the transition of systems, operating models and processes, and may result in failures to improve commercial performance, leading to financial loss and undermining stakeholder confidence.

The Group is exposed to an impairment of the carrying value of our brands, goodwill or other tangible and intangible assets negatively affecting our consolidated operating results

We hold significant amounts of goodwill, intangible assets, right-of-use assets, property and equipment, and investments. We review the value of our goodwill and indefinite-lived intangible assets for impairment annually (or whenever events or circumstances indicate impairment may have occurred). Changes to estimated fair values could result from shifts in the business climate, the competitive environment, the perceived reputation of our brands (by guests or owners), or changes in interest rates, operating cash flows, market capitalisation, or developments in the legal or regulatory environment. Because of the significance of our goodwill and other intangible assets, we have incurred and may incur future impairment charges for goodwill, other intangible assets and right-of-use assets, which may require material non-cash charges to our results of operations, which could have an adverse effect on our financial results.

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

The Group transacted currency swaps in 2018 at the same time as the €500 million 2.125% bonds were issued in order to swap the bonds’ proceeds and interest flows into sterling

The Group is also exposed to interest rate risk in relation to its fixed and floating rate borrowings and may use interest rate swaps to manage the exposure.

The Group’s operations are dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations

Cash and cash equivalents is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $16 million (2018: $2 million) is held in countries where repatriation is restricted as a result of foreign exchange regulations. Medium and long-term borrowing requirements are met through committed bank facilities and bonds. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and facilities.

IHG | Annual Report and Form 20-F 2019 | Additional Information | Group information	229

Additional Information

Group information continued

Risk factors continued

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

Foreign or U.S. environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities.

The Group is exposed to certain compliance costs and potential liabilities under various foreign and U.S. federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. The Group’s failure to comply with such laws, including any required permits or licenses, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly owned, leased or operated real property (including managed and franchised properties) or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. The Group may also be required to remediate such substances or remove, abate or manage asbestos, mould, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic or unsafe conditions could adversely affect the Group’s operations, the value of any affected real property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. Environmental, health and safety requirements have also become increasingly stringent, and our costs may increase as a result. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our properties or result in significant additional expense and restrictions on the Group’s business operations.

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

The Group’s financial performance may be affected by changes in tax laws

The Group’s financial performance may be affected by changes in taxes. Many factors will affect the Group’s future tax rate, the key ones being future legislative developments, future profitability of underlying subsidiaries and tax uncertainties.

There are many potential future changes to worldwide taxation systems as a result of the potential adoption by individual territories of recommendations of the OECD’s Base Erosion and Profit Shifting project, and other similar initiatives being driven by the OECD, governments and tax authorities. The Group continues to monitor activity in this area.

Tax liabilities or refunds may also differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law.

230	IHG | Annual Report and Form 20-F 2019

Directors’ and Executive Committee members’ shareholdings

As at 17 February 2020: (i) Executive Directors had the number of beneficial interests in shares (including Directors’ share awards under IHG’s share plans) set out in the table on page 105; (ii) Non-Executive Directors had the number of beneficial interests in shares set out in the table on page 108; and (iii) Executive Committee members had the number of beneficial interests in shares (including members’ share awards under IHG’s share plans) set out in the table below. These shareholdings indicate all Directors’ or Executive Committee members’ beneficial interests and those held by their spouses and other connected persons. As at 17 February 2020, no Director or Executive Committee member held more than 1.0% of the total issued share capital. None of the Directors have a beneficial interest in the shares of any subsidiary.

	Number of shares held outright			APP deferred share awards			LTIP share awards (unvested)			Total number of shares held
Executive Committee member	17 Feb 2020	31 Dec 2019	31 Dec 2018	17 Feb 2020	31 Dec 2019	31 Dec 2018	17 Feb 2020	31 Dec 2019	31 Dec 2018	17 Feb 2020	31 Dec 2019	31 Dec 2018
Keith Barr	52,832	52,832	42,782	32,697	32,697	28,262	102,537	102,537	97,211	188,066	188,066	168,255
Paul Edgecliffe-Johnson	38,562	38,562	25,669	25,637	25,637	26,742	76,150	76,150	87,482	140,349	140,349	139,893
Elie Maalouf	43,652	43,652	24,773	32,591	32,591	42,058	74,695	74,695	82,694	150,938	150,938	149,525
Claire Bennett	9,152	9,152	–	8,494	8,494	14,406	44,675	44,675	28,788	62,321	62,321	43,194
Jolyon Bulley	52,164	52,164	54,910	7,891	7,891	6,341	38,216	38,216	38,087	98,271	98,271	99,338
Yasmin Diamond	2,354	2,354	1,423	9,491	9,491	7,239	30,331	30,331	33,521	42,176	42,176	42,183
Nicolette Henfrey	1,528	1,528	–	5,077	5,077	–	21,239	21,239	–	27,844	27,844	–
Kenneth Macpherson	14,145	14,145	7,681	31,186	31,186	33,468	46,670	46,670	53,121	92,001	92,001	92,270
Ranjay Radhakrishnan	22,128	22,128	8,318	16,874	16,874	25,258	48,498	48,498	49,101	87,500	87,500	82,677
George Turner	17,983	17,983	19,806	17,288	17,288	17,768	46,691	46,691	54,341	81,962	81,962	91,915

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

IHG | Annual Report and Form 20-F 2019 | Additional Information | Group information	231

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

Fees and charges payable by a depositary

J.P. Morgan Chase Bank N.A. (the ADR Depositary) is the depositary for IHG’s ADR programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 383 Madison Avenue, Floor 11, New York, NY 10179. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR programme and incurred by the Company in connection with the ADR programme. During the year ended 31 December 2019, the Company received $387,593.36 from the ADR Depositary in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements, investor relations programmes, and advertising and public relations expenditure.

Change in certifying accountant

A description of the audit tender process completed by the Company is included on page 91.

The reports of Ernst & Young LLP (EY) with respect to the Company’s financial statements prepared in accordance with IFRS for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified with respect to uncertainty, audit scope or accounting principles.

In connection with the audits of IHG’s financial statements for each of the two fiscal years ended 31 December 2019 (i) there were no disagreements with EY, as that term is used in Item 16F(a)(1)(iv) of Form 20-F, over any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which if not resolved to EY’s satisfaction would have caused EY to make reference to the matter in their report and (ii) there were no ‘reportable events’ as that term is described in Item 16F(a)(1)(v) of Form 20-F.

IHG has provided EY with a copy of the foregoing disclosure and has requested that they furnish IHG with a letter addressed to the SEC stating whether or not they agree with the above statements. A copy of such letter, dated 26 February 2020, in which EY state that they agree with such disclosure, is filed as Exhibit 15(a)(ii) to this 2019 Annual Report and Form 20-F.

232	IHG | Annual Report and Form 20-F 2019

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

IHG | Annual Report and Form 20-F 2019 | Additional Information | Group information	233

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

In the UK, there is in place a national minimum wage under the National Minimum Wage Act 1998, as amended. At 31 December 2019, the minimum wage for individuals aged 18 to 20 was £6.15 per hour, aged 21 to 24 was £7.70 per hour and for those aged 25 or over was £8.21 per hour in each case, excluding apprentices aged under

AGMs must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 14 days. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. The Board of Directors may, if they choose, make arrangements for shareholders, who are unable to attend the place of the meeting, to participate at other places.

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

234	IHG | Annual Report and Form 20-F 2019

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

Syndicated Facility

On 30 March 2015, the Company signed a five-year $1.275 billion bank facility agreement (Syndicated Facility) with Bank of America Merrill Lynch International Limited, Barclays Bank plc, HSBC Bank PLC, SunTrust Robinson Humphrey, The Bank of Tokyo-Mitsubishi UFJ, Ltd and The Royal Bank of Scotland plc, all acting as joint bookrunners and The Bank of Tokyo-Mitsubishi UFJ, Ltd as facility agent. The Company has exercised its ability to extend the term of the Syndicated Facility by two additional periods of 12 months, taking the term of the Syndicated Facility to 2022. The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated net debt to consolidated EBITDA ratio. The margin can vary between LIBOR + 0.40% and LIBOR + 1.00% depending on the level of the ratio. The Syndicated Facility was drawn as to $110 million as at 31 December 2019.

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

Further details of the Programme and the Notes are set out in the base prospectus, dated 13 August 2018, a copy of which is available (as is a copy of each of the Final Terms dated 26 November 2012 relating to the 2012 Issuance, the Final Terms dated 12 August 2015 relating to the 2015 Issuance, the Final Terms dated 22 August 2016 relating to the 2016 Issuance and the Final Terms dated 13 November 2018 relating to the 2018 issuance) on the Company’s website at www.ihgplc.com. The Notes issued pursuant to the 2012 Issuance, the Notes issued pursuant to the 2015 Issuance, the Notes issued pursuant to the 2016 Issuance and the Notes issued pursuant to the 2018 Issuance are referred to as ‘£400 million 3.875% bonds 2022’, ‘£300 million 3.75% bonds 2025’, ‘£350 million 2.125% bonds 2026’, and ‘€500 million 2.125% bonds 2027’ respectively in the Group Financial Statements.

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

On 13 August 2018, the Issuer and the Guarantors entered into an amended and restated dealer agreement (Dealer Agreement) with HSBC Bank plc as arranger and Barclays Bank PLC, Commerzbank Aktiengesellschaft, HSBC Bank plc, Merrill Lynch International, MUFG Securities EMEA plc, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities International Limited as dealers (Dealers), pursuant to which the Dealers were appointed in connection with the Programme and the Notes.

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

Under the SPA, Inter-Continental Hotels Corporation gave certain customary warranties and indemnities to the seller.

The consideration paid in respect of the acquisition was $300 million in cash, before adjustments.

IHG | Annual Report and Form 20-F 2019 | Additional Information | Group information	235

Additional Information

Group information continued

Legal proceedings

Group companies have extensive operations in the UK, as well as internationally, and are involved in a number of legal claims and proceedings incidental to those operations. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known. It is the Company’s view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. Notwithstanding the above, the Company notes the matters set out below. Litigation is inherently unpredictable and, as of 17 February 2020, unless stated otherwise, the outcome of these matters cannot be reasonably determined.

A claim was filed on 5 July 2016 by CPTS Hotel Lessee, LLC (CPTS) against Holiday Hospitality Franchising, LLC (HHF). The claimant alleges breach of the licence agreement and seeks a declaratory judgement from the court that it has the right to terminate its licence with HHF. HHF and InterContinental Hotels Group Resources, Inc. filed a claim against CPTS Hotel Lessee, LLC also seeking a declaratory judgement and alleging breach of contract and fraud. On 1 May 2018, the court granted IHG’s motion for preliminary injunction and ruled that the license agreement at issue is not terminable at will by CPTS. As of 17 February 2020, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 20 September 2016 against Kimpton Hotel and Restaurant Group, LLC (“Kimpton”), seeking class action status and alleging breach of implied contract, negligence, and deceptive business practices related to an alleged data breach. The claimant alleged that Kimpton failed to secure and safeguard its customers’ payment card data and personally identifiable information. The parties reached agreement on a resolution of this matter and on 11 July 2019, the Court granted final approval of the agreement. The claim was dismissed, and the parties are complying with the terms of the agreement.

A claim was filed on 5 May 2017 against InterContinental Hotels Group PLC, Inter-Continental Hotels Corporation, and InterContinental Hotels Group Resources, Inc. seeking class action status and alleging breach of implied contract, negligence, and unjust enrichment regarding an alleged data breach. The claimant alleges that IHG failed to secure and safeguard customers’ personal financial data. As of 17 February 2020, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 26 June 2017 against Inter-Continental Hotels Corporation, InterContinental Hotels Group Resources, Inc., and InterContinental Hotels Group (Canada), Inc. seeking class action status and alleging breach of fiduciary duty, negligence, breach of confidence, intrusion upon seclusion, breach of contract, breach of privacy legislation, and unjust enrichment regarding an alleged data breach. The claim was amended in March 2018 to name Six Continents Hotels, Inc. as the sole defendant. The claimant alleges that security failures allowed customers’ financial information to be compromised. As of 17 February 2020, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

Two claims were filed on 19 March 2018 and 6 December 2018 against Six Continents Hotels, Inc. and other hotel companies, alleging violations of anti-trust regulations. One of the matters is a class action, and both suits allege that the defendant hotel companies conspired to eliminate competitive branded keyword search advertising in the hotel industry, which raised prices for hotel rooms in violation of applicable law. As of 17 February 2020, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 5 April 2019 and amended on 16 December 2019 against Kimpton seeking class action status and alleging harm related to the compromise of personal information due to a data security breach. The allegations relate to a breach of the reservation system previously used by Kimpton. As of 17 February 2020 the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

An arbitration was held in April 2019 related to a claim alleging that IHG Hotels Limited wrongfully terminated a franchise agreement. The claimant sought monetary damages and sought a declaratory judgement that IHG Hotels Limited anticipatorily breached the agreement. On 6 February 2020 the arbitrator issued an award against IHG Hotels Limited, which has been provided for in the Group’s operating exceptional items.

A union pension plan filed an action against InterContinental Hotels Group Resources, Inc. (“IHGR”) on 28 August 2019 in the Southern District of New York alleging that IHGR failed to pay a pension fund liability associated with its alleged withdrawal from the fund based on the termination of IHGR’s management of three formerly IHG-branded hotels. Should IHGR be required to make any payments in respect of this action, IHGR intends to seek recovery for the entire amount under existing indemnity arrangements.

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

236	IHG | Annual Report and Form 20-F 2019

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

Generally, exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains, although UK stamp duty or stamp duty reserve tax (SDRT) may arise as described below.

The US Treasury has expressed concerns that parties to whom American Depositary Shares are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders and the issuer of the securities underlying the American Depositary Shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of American Depositary Shares. Such actions would also be inconsistent with the claiming of the preferential rates of tax, described below, for qualified dividend income. Accordingly, the availability of the preferential rates of tax for qualified dividend income described below could be affected by actions taken by parties to whom the American Depositary Shares are pre-released.

Investors should consult their own tax advisers regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

The following disclosures assumes that the Company is not, and will not become, a passive foreign investment company (PFIC), as described below.

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

IHG | Annual Report and Form 20-F 2019 | Additional Information | Shareholder information	237

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

PFIC rules

Based on the manner in which the Group operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company’s ADSs) the Company believes that it was not a PFIC for US federal income tax purposes for its 2019 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were a PFIC for any taxable year during which a US holder owned ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any ‘excess distribution’ received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period). The preferential rates for qualified dividend income described above would not apply if the Company were a PFIC in the taxable year of the distribution or the preceding taxable year.

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

Additional tax considerations

UK inheritance tax

An individual who is neither domiciled nor deemed domiciled in the UK is only chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. As a matter of UK law, it is not clear whether the situs of an ADS for UK inheritance tax purposes is determined by the place where the depositary is established and records the entitlements of the deposit holders, or by the situs of the underlying share which the ADS represents, but HMRC may take the view that the ADSs, as well as the ordinary shares, are or represent UK-situs assets.

238	IHG | Annual Report and Form 20-F 2019

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

IHG | Annual Report and Form 20-F 2019 | Additional Information | Shareholder information	239

Additional Information

Shareholder information continued

Summary of significant corporate governance differences

from NYSE listing standards

The Group’s statement of compliance with the principles and provisions specified in the UK Corporate Governance Code issued in July 2018 by the Financial Reporting Council (the Code) is set out on pages 94 and 95.

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

Independent Directors

The Code’s principles recommend that at least half the Board, excluding the Chair, should consist of Independent Non-Executive Directors. As at 17 February 2020, the Board consisted of the Chair, independent at the time of his appointment, three Executive Directors and eight Independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent Directors. The NYSE has set out six bright line tests for Director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chair and Chief Executive Officer

The Code recommends that the Chair and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chair and Chief Executive Officer were, as at 17 February 2020 and throughout 2019, fulfilled by separate individuals.

Committees

The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have audit, remuneration and nominating/corporate governance committees composed entirely of Independent Directors, as defined under the NYSE rules. The Company’s Nomination, Audit and Remuneration Committees consist entirely of Non-Executive Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/governance committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nomination Committee is responsible for nominating, for approval by the Board, candidates for appointment to the Board, although it also assists in developing the role of the Senior Independent Non-Executive Director. The Company’s Nomination Committee consists of the Chair and Independent Non-Executive Directors.

The Chair of the Company is not a member of either the Remuneration or the Audit Committee. As set out on page 88, the Audit Committee is chaired by an Independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’.

Non-Executive Director meetings

NYSE rules require that non-management Directors of US companies must meet on a regular basis without management present, and independent Directors must meet separately at least once per year. The Code recommends: (i) the Board Chair to hold meetings with the Non-Executive Directors without the Executive Directors present; and (ii) the Non-Executive Directors to meet at least annually without the Chair present to appraise the Chair’s performance. The Company’s Non-Executive Directors have met frequently without Executive Directors being present, and intend to continue this practice, after every Board meeting if possible.

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

Code of Conduct

The NYSE requires companies to adopt a code of business conduct and ethics, applicable to Directors, officers and employees. Any waivers granted to Directors or officers under such a code must be promptly disclosed. As set out on page 222, IHG’s Code of Conduct is applicable to all Directors, officers and employees, and is available on the Company’s website at www.ihgplc.com/investors under Corporate governance. No waivers have been granted under the Code of Conduct.

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

240	IHG | Annual Report and Form 20-F 2019

Selected five-year consolidated financial information

The selected consolidated financial data set forth in the table below for the years ended 31 December 2015, 2016, 2017, 2018 and 2019 have been prepared in accordance with IFRS as issued by the IASB and in accordance with IFRS as adopted by the EU, and is derived from the audited Group Financial Statements.

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

Group income statement data

	$m, except earnings per ordinary share
		2018	2017
For the year ended 31 December	2019	Restated[a]	Restated[a]	2016	2015
Total revenue	4,627	4,337	4,075	3,912	1,803
Operating profit before System Fund and exceptional items	865	832	774	706	680
System Fund	(49)	(146)	(34)	35	–
Operating exceptional items	(186)	(104)	4	(29)	819
Operating profit	630	582	744	712	1,499
Financial income	6	5	4	6	5
Financial expenses	(121)	(101)	(95)	(86)	(92)
Fair value gains/(losses) on contingent purchase consideration	27	(4)	–	–	–
Profit before tax	542	482	653	632	1,412
Tax:
On profit before exceptional items	(176)	(159)	(203)	(185)	(180)
On exceptional items	20	22	(2)	12	(8)
Exceptional tax	–	5	87	–	–
	(156)	(132)	(118)	(173)	(188)
Profit for the year from continuing operations:	386	350	535	459	1,224
Attributable to:
Equity holders of the parent	385	349	534	456	1,222
Non-controlling interest	1	1	1	3	2
Earnings per ordinary share (continuing and total operations):
Basic	210.4¢	183.7¢	276.7¢	215.1¢	520.0¢
Diluted	209.2¢	181.8¢	275.3¢	213.1¢	513.4¢
Group statement of financial position data
	$m, except number of shares
		2018	2017
For the year ended 31 December	2019	Restated[a]	Restated[a]	2016	2015
Goodwill and other intangible assets	1,376	1,143	967	858	1,226
Property, plant and equipment and right-of-use assets	799	786	736	419	428
Investments and other financial assets	394	364	369	359	420
Non-current trade and other receivables	–	–	–	8	3
Retirement benefit assets	–	–	3	–	–
Non-current derivative financial instruments	–	7	–	–	–
Non-current tax receivable	28	31	16	23	37
Deferred tax assets	66	63	78	69	49
Non-current contract costs	67	55	51	45	–
Non-current contract assets	311	270	241	185	–
Current assets	916	1,373	861	796	1,606
Assets classified as held for sale	19	–	–	–	–
Total assets	3,976	4,092	3,322	2,762	3,769
Current liabilities	1,365	1,407	1,306	1,150	1,369
Long-term debt including lease liabilities	2,673	2,525	2,267	1,606	1,239
Liabilities classified as held for sale	22	–	–	–	–
Net (liabilities)/assets	(1,465)	(1,131)	(1,354)	(1,146)	319
Equity share capital	151	146	154	141	169
IHG shareholders’ equity	(1,473)	(1,139)	(1,361)	(1,154)	309
Number of shares in issue at end of the year (millions)	187	197	197	206	248

[a]	Restated for the adoption of IFRS 16 and other presentational changes (see pages 146 to 149 of the Group Financial Statements for further details)

IHG | Annual Report and Form 20-F 2019 | Additional Information | Shareholder information	241

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

Return of funds programme	Timing		Total return	Returned to date
£501m special dividend[a]	Paid in December 2004		£501m	£501m
£250m share buyback	Completed in 2004		£250m	£250m
£996m capital return[a]	Paid in July 2005		£996m	£996m
£250m share buyback	Completed in 2006		£250m	£250m
£497m special dividend[a]	Paid in June 2006		£497m	£497m
£250m share buyback	Completed in 2007		£250m	£250m
£709m special dividend[a]	Paid in June 2007		£709m	£709m
£150m share buyback	N/A	[b]	£150m	£120m
$500m special dividend[a,c]	Paid in October 2012		£315md	£315me
			($500m)	($505m)
$500m share buyback	Completed in 2014		£315md	£315m
			($500m)	($500m)[f]
$350m special dividend	Paid in October 2013		£229mg	£228m
			($350m)	($355m)[h]
$750m special dividend[a]	Paid in July 2014		£447mi	£446m
			($750m)	($763m)[j]
$1,500m special dividend[a]	Paid in May 2016		£1,038mk	£1,038m
			($1,500m)	($1,500m)
$400m special dividend[a]	Paid in May 2017		£309ml	£310m
			($400m)	($404m)
$500m special dividend[a]	Paid in January 2019		£389mm	£388m
			($500m)	($510m)
Total			£6,645m	£6,613m

[a]	Accompanied by a share consolidation.

[b]	This programme was superseded by the share buyback programme announced on 7 August 2012.

[c]	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.

[d]

The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.

[e]	Sterling dividend translated at $1=£0.624.

[f]	Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).

[g]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.

[h]	Sterling dividend translated at $1=£0.644.

I	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.

[j]	Sterling dividend translated at $1=£0.5845.

[k]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.6923, as announced on 12 May 2016.

[l]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.7724, as announced on 11 May 2017.

[m]	The dividend was first determined in US dollars and converted to sterling at the rate of £1 = $1.2860, as announced on 17 January 2019.

242	IHG | Annual Report and Form 20-F 2019

Purchases of equity securities by the Company and affiliated purchasers

During the financial year ended 31 December 2019, no ordinary shares were purchased by the Company. 35,000 ordinary shares were purchased by the Company’s employee share ownership trust at an average price of £50.76 per share, for the purpose of satisfying future awards to employees.

	Total number of shares (or units) purchased	Average price paid per share (or unit) (£)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number of shares (or units) that may be purchased under the plans or programmes
Month 1 (no purchases this month)	nil	nil	nil	18,999,018	[a]
Month 2 (no purchases this month)	nil	nil	nil	18,999,018	[a]
Month 3 (no purchases this month)	nil	nil	nil	18,999,018	[a]
Month 4 (no purchases this month)	nil	nil	nil	18,999,018	[a]
Month 5 (no purchases this month)	nil	nil	nil	18,123,205	[b]
Month 6 (no purchases this month)	nil	nil	nil	18,123,205	[b]
Month 7 (no purchases this month)	nil	nil	nil	18,123,205	[b]
Month 8 (no purchases this month)	nil	nil	nil	18,123,205	[b]
Month 9 (no purchases this month)	nil	nil	nil	18,123,205	[b]
Month 10 (no purchases this month)	nil	nil	nil	18,123,205	[b]
Month 11 (no purchases this month)	nil	nil	nil	18,123,205	[b]
Month 12	35,000	50.76	nil	18,123,205	[b]

[a]	Reflects the resolution passed at the Company’s AGM held on 4 May 2018.

[b]	Reflects the resolution passed at the Company’s AGM held on 3 May 2019.

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend			Total dividend			Special dividend
	pence	cents	pence		cents	pence		cents	pence		cents
2019	32.0	39.9	N/A	[a]	85.9	N/A	[a]	125.8	–		–
2018	27.7	36.3	60.4		78.1	88.1		114.4	203.8	[b,d]	262.1	[b,d]
2017	24.4	33.0	50.2		71.0	74.6		104.0	156.4	[b]	202.5	[b]
2016	22.6	30.0	49.4		64.0	72.0		94.0	438.2	[b]	632.9	[b]
2015	17.7	27.5	40.3		57.5	58.0		85.0	–		–
2014	14.8	25.0	33.8		52.0	48.6		77.0	174.9	[b]	293.0	[b]
2013	15.1	23.0	28.1		47.0	43.2		70.0	87.1		133.0
2012	13.5	21.0	27.7		43.0	41.2		64.0	108.4	[b]	172.0	[b]
2011	9.8	16.0	24.7		39.0	34.5		55.0	–		–
2010	8.0	12.8	22.0		35.2	30.0		48.0	–		–
2009	7.3	12.2	18.7		29.2	26.0		41.4	–		–
2008[c]	6.4	12.2	20.2		29.2	26.6		41.4	–		–
2007	5.7	11.5	14.9		29.2	20.6		40.7	200	[b]	–
2006	5.1	9.6	13.3		25.9	18.4		35.5	118	[b]	–

[a]	The sterling amount of the final dividend will be announced on 24 April 2020 using the average of the daily exchange rates from 21 April 2020 to 23 April 2020 inclusive.

[b]	Accompanied by a share consolidation.

[c]

IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.

[d]	This special dividend was announced on 19 October 2018 and paid on 29 January 2019

IHG | Annual Report and Form 20-F 2019 | Additional Information | Shareholder information	243

Additional Information

Shareholder information continued

Shareholder profiles

Shareholder profile by type as at 31 December 2019

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
Private individuals	31,569	93.82	8,392,633	4.47
Nominee companies	1,236	3.67	154,234,251	82.16
Limited and public limited companies	742	2.21	13,902,927	7.41
Other corporate bodies	91	0.27	11,135,732	5.93
Pension funds, insurance companies and banks	10	0.03	52,177	0.03
Total	33,648	100	187,717,720	100

Shareholder profile by size as at 31 December 2019
Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
1–199	22,839	67.88	1,383,881	0.74
200–499	5,992	17.81	1,879,223	1.00
500–999	2,447	7.27	1,701,155	0.91
1,000–4,999	1,654	4.92	3,230,695	1.72
5,000–9,999	190	0.56	1,350,400	0.72
10,000–49,999	296	0.88	6,790,906	3.62
50, 000–99,999	63	0.19	4,620,167	2.46
100,000–499,999	119	0.35	27,107,353	14.44
500,000–999,999	18	0.05	12,295,613	6.55
1,000,000 and above	30	0.09	127,358,327	67.84
Total	33,648	100	187,717,720	100

Shareholder profile by geographical location as at 31 December 2019
Country/Jurisdiction				Percentage of issued share capital
UK				47.3
Rest of Europe				19.8
US (including ADRs)				31.1
Rest of world				1.8
Total				100

The geographical profile presented is based on an analysis of shareholders (by manager) of 38,000 shares or above where geographical ownership is known. This analysis only captures 90.9% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/90.9 (1.100) to achieve the figures shown in the table above.

As of 17 February 2020, 13,203,660 ADSs equivalent to 13,203,660 ordinary shares, or approximately 7.25% of the total issued share capital, were outstanding and were held by 419 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.

As of 17 February 2020, there were a total of 33,523 recorded holders of ordinary shares, of whom 258 had registered addresses in the US and held a total of 387,285 ordinary shares (0.21% of the total issued share capital).

244	IHG | Annual Report and Form 20-F 2019

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC, and are publicly available through the SEC’s website at www.sec.gov, search InterContinental Hotels Group, under Company Filings.

Exhibit 1[a]	Articles of Association of the Company (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 28 February 2019)

Exhibit 2(d)	Description of Securities Registered Under Section 12 of the Exchange Act

Exhibit 4(a)(i)[a]	Amended and restated trust deed dated 11 August 2016 relating to a £2 billion Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1 – 10409) dated 2 March 2017)

Exhibit 4(a)(ii)[a]	Five-year $1.275 billion bank facility agreement dated 30 March 2015, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citibank, N.A. London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd., London Branch, HSBC Bank plc, SunTrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Royal Bank Of Scotland plc, U.S. Bank National Association and Wells Fargo Bank N.A., London Branch (incorporated by reference to Exhibit 4(a)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1 – 10409) dated 3 March 2016)

Exhibit 4(a)(iii)[a]	Share purchase agreement between Sustainable Luxury (BVI) Limited Partnership (acting by its General Partner, Sustainable Luxury (BVI) Limited), Sustainable Luxury Holdings (BVI) Limited and Inter-Continental Hotels Corporation (incorporated by reference to Exhibit 4(a)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 28 February 2019)

Exhibit 4(c)(i)[a]	Paul Edgecliffe-Johnson’s service contract dated 6 December 2013, commencing on 1 January 2014 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)

Exhibit 4(c)(ii)	Rules of the InterContinental Hotels Group Long Term Incentive Plan as approved by shareholders on 2 May 2014 and as amended on 14 February 2019 and 4 December 2019

Exhibit 4(c)(iii)[a]	Rules of the InterContinental Hotels Group Annual Performance Plan as amended on 2 May 2014 (incorporated by reference to Exhibit 4(c)(x) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2015)

Exhibit 4(c)(iv)[a]	Keith Barr’s service contract dated 5 May 2017, commencing on 1 July 2017 (incorporated by reference to Exhibit 4(c)(v) of the InterContinental Hotels Group Annual Report on Form 20-F (File No. 1-10409) dated 1 March 2018)

Exhibit 4(c)(v)[a]	Elie Maalouf’s service contract dated 19 October 2017, commencing on 1 January 2018 (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group Annual Report on Form 20-F (File No. 1-10409) dated 1 March 2018)

Exhibit 8	List of subsidiaries as at December (can be found on pages 199 to 201)

Exhibit 12(a)	Certification of Keith Barr filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 12(b)	Certification of Paul Edgecliffe-Johnson filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 13(a)	Certification of Keith Barr and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350

Exhibit 15(a)(i)	Consent of independent registered public accounting firm, Ernst & Young LLP

Exhibit 15(a)(ii)	Letter from Ernst & Young LLP to the SEC

Exhibit 101	XBRL Instance Document and related items

[a]	Incorporated by reference.

IHG | Annual Report and Form 20-F 2019 | Additional Information | Exhibits	245

Additional Information

Form 20-F cross-reference guide

Item	Form 20-F caption	Location in this document	Page

1	Identity of Directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information

	3A – Selected financial data	Shareholder information: Selected five-year consolidated financial information	241

		Shareholder information: Dividend history	243

	3B – Capitalisation and indebtedness	Not applicable	–

	3C – Reason for the offer and use of proceeds	Not applicable	–

	3D – Risk factors	Group information: Risk factors	226-230

4	Information on the Company

	4A – History and development of the Company	Group information: History and developments	225

		Shareholder information: Return of funds	242

		Useful information: Contacts	251

	4B – Business overview	Strategic Report	2-75

		Group information: Working Time Regulations 1998	234

		Group Information: Risk factors	226-230

	4C – Organisational structure	Group Financial Statements: Note 34 – Group companies	199-201

		Group Information: History and developments	225

	4D – Property, plants and equipment	Strategic Report: Key performance indicators	42-45

		Directors’ Report: Greenhouse gas (GHG) emissions	223

		Group Financial Statements: Note 14 – Property, plant and equipment	171

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects

	5A – Operating results	Strategic Report: Key performance indicators	42-45

		Strategic Report: Performance	55-75

		Group Financial Statements: Accounting policies	139-145

		Group Financial Statements: New accounting standards and presentational changes	146-149

		Viability statement	54

	5B – Liquidity and capital resources	Strategic Report: Performance – Liquidity and capital resources	74-75

		Group Financial Statements: Note 19 – Cash and cash equivalents	178

		Group Financial Statements: Note 22 – Loans and other borrowings	180

		Group Financial Statements: Note 24 – Financial risk management and derivative financial instruments	182-185

		Group Financial Statements: Note 25 – Classification and measurement of financial instruments	186-188

		Group Financial Statements: Note 26 – Reconciliation of profit for the year to	189
		cash flow from operations before contract acquisition costs

	5C – Research and development; intellectual property	Not applicable	–

	5D – Trend information	Strategic Report: Performance	55-75

	5E – Off-balance sheet arrangements	Strategic Report: Performance – Liquidity and capital resources	75
		– Off-balance sheet arrangements

	5F – Tabular disclosure of contractual obligations	Strategic Report: Performance – Liquidity and capital resources	74-75

	5G – Safe harbour	Additional Information: Forward-looking statements	252

	5H – Non-GAAP financial measures	Strategic Report: Performance	55-75

		Other financial information	214-220

		Group Financial Statements: Note 6 – Exceptional items	158-159

		Group Financial Statements: Note 10 – Earnings per ordinary share	164-165

		Group Financial Statements: Note 23 – Net debt	181-182

6	Directors, senior management and employees

	6A – Directors and senior management	Corporate Governance: Our Board of Directors and Our Executive Committee	80-83

	6B – Compensation	Directors’ Remuneration Report	96-109

		Group Financial Statements: Note 27 – Retirement benefits	190-192

		Group Financial Statements: Note 32 – Related party disclosures	197-198

		Group Financial Statements: Note 28 – Share-based payments	193-194

	6C – Board practices	Corporate Governance	79-95

		Service contracts and notice periods	231

	6D – Employees	Group Financial Statements: Note 4 – Staff costs and Directors’ emoluments	157

		Group information: Working Time Regulations 1998	234

		Directors’ Report: Employees and Code of Conduct	222

	6E – Share ownership	Directors’ Remuneration Report: Annual Report on Directors’ Remuneration	104
		– Scheme interests awarded during 2018 and 2019

		Directors’ Remuneration Report: Annual Report on Directors’ Remuneration	105, 108
		– Statement of Directors’ shareholdings and share interests

		Group Financial Statements: Note 28 – Share-based payments	193-194

		Group information: Directors and Executive Committee members’ shareholdings	231

246	IHG | Annual Report and Form 20-F 2019

Item	Form 20-F caption	Location in this document	Page

7	Major shareholders and related party transactions

	7A – Major shareholders	Directors’ Report: Major institutional shareholders	221

		Shareholder information: Shareholder profiles	244

	7B – Related party transactions	Group Financial Statements: Note 16 – Investment in associates and joint ventures	174-175

		Group Financial Statements: Note 32 – Related party disclosures	197-198

	7C – Interests of experts and counsel	Not applicable	–

8	Financial Information

	8A – Consolidated statements and	Directors’ Report: Dividends	221

	other financial information	Group Financial Statements	132-201

		Group Information: Legal proceedings	236

		Strategic Report: Performance – Other financial information	72-73

	8B – Significant changes	None	–

9	The offer and listing

	9A – Offer and listing details	Useful information: Trading markets	250

	9B – Plan of distribution	Not applicable	–

	9C – Markets	Useful information: Trading markets	250

	9D – Selling shareholders	Not applicable	–

	9E – Dilution	Not applicable	–

	9F – Expenses of the issue	Not applicable	–

10	Additional information

	10A – Share capital	Not applicable	–

	10B – Memorandum and articles of association	Group information: Articles of Association	233-234

		Group information: Rights attaching to shares	233-234

	10C – Material contracts	Group information: Material contracts	235

	10D – Exchange controls	Group information: Exchange controls and restrictions on payment	236
		of dividends

	10E – Taxation	Shareholder information: Taxation	237-239

	10F – Dividends and paying agents	Not applicable	–

	10G – Statement by experts	Not applicable	–

	10H – Documents on display	Useful information: Investor information – Documents on display	250

	10I – Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures	Group Financial Statements: Note 24 – Financial risk management	182-185
	about market risk	and derivative financial instruments

12	Description of securities other than equity securities

	12A – Debt securities	Not applicable	–

	12B – Warrants and rights	Not applicable	–

	12C – Other securities	Not applicable	–

	12D – American depositary shares	Group information: Description of securities other than equity securities	232

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security	Not applicable	–
	holders and use of proceeds

15	Controls and Procedures

		Shareholder information: Disclosure controls and procedures	239

		Statement of Directors’ Responsibilities:	120
		Management’s report on internal control over financial reporting

		Independent Auditor’s US Report	128-131

16	16A – Audit committee financial expert	Corporate Governance: Audit Committee Report	88-91

		Shareholder information: Summary of significant corporate governance	240
		differences from NYSE listing standards – Committees

	16B – Code of ethics	Directors’ Report: Employees and Code of Conduct	222

		Strategic Report: Our culture, responsible business and stakeholders	24-27

		Shareholder information: Summary of significant corporate governance	240
		differences from NYSE listing standards

	16C – Principal accountant fees and services	Corporate Governance: Audit Committee Report – External auditor	91

		Corporate Governance: Audit Committee Report – Non-audit services	90

		Group Financial Statements: Note 5 – Auditor’s remuneration paid	157
		to Ernst & Young LLP

	16D – Exemptions from the listing standards	Not applicable	–
	for audit committees

	16E – Purchase of equity securities by the issuer	Shareholder information: Purchases of equity securities by the Company and	243
	and affiliated purchasers	affiliated purchasers

	16F – Change in registrant’s certifying accountant	Additional information: Change in certifying accountant	232

	16G – Corporate Governance	Shareholder information: Summary of significant corporate governance	240
		differences from NYSE listing standards

	16H – Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Group Financial Statements	132-201

19	Exhibits	Additional Information: Exhibits	245

IHG | Annual Report and Form 20-F 2019 | Additional Information | Form 20-F cross-reference guide	247

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

AGM

Annual General Meeting of InterContinental Hotels Group PLC.

Annual Report

the Annual Report and Form 20-F in relation to the years ending 31 December 2018 or 2019 as relevant.

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

Captive

the Group’s captive insurance company, SCH Insurance Company.

cash-generating units (CGUs)

the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Code

UK Corporate Governance Code issued in 2018 by the Financial Reporting Council in the UK.

Colleague

individuals who work at IHG corporate offices, reservation centres, managed, owned, leased, managed lease and franchised hotels collectively.

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

constant currency

a prior-year value translated using the current year’s average exchange rates.

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

EMEAA

Europe, Middle East, Asia and Africa.

Employee

individuals directly employed at IHG corporate offices, reservation centres and managed, owned, leased, managed lease hotels.

Employee Engagement survey

our bi-annual survey, known as Colleague HeartBeat, completed by IHG employees only.

ERG

employee resource group.

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

fee margin or fee-based margin

fee margin is calculated by dividing ‘fee operating profit’ by ‘fee revenue’. Fee revenue and fee operating profits are calculated from revenue from reportable segments and operating profit from reportable segments, adjusted to exclude the revenue and operating profit from the Groups owned, leased and managed lease hotels and significant liquidated damages. In addition, revenue and expenses related to certain other Group programs which are run to no profit or loss over the long-term are excluded. Fee margin is presented at actual exchange rates.

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

IASB

International Accounting Standards Board.

248	IHG | Annual Report and Form 20-F 2019

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

loyalty rooms contribution

the average percentage of total occupied rooms attributable to IHG Rewards Club members who either pay for guest rooms and are awarded IHG Reward Club points for their stay, or redeemed IHG Rewards Club points to pay for their stay.

LTIP

Long Term Incentive Plan.

managed leases

properties which are held through a lease but with the same characteristics as management contracts.

management contract or management agreement

a contract to operate a hotel on behalf of the hotel owner.

market capitalisation

the value attributed to a listed company by multiplying its share price by the number of shares in issue.

net debt

loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents.

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

workforce

IHG employees.

working capital

the sum of inventories, receivables and payables of a trading nature, excluding financing and taxation items.

IHG | Annual Report and Form 20-F 2019 | Additional Information | Glossary	249

Additional Information

Useful information

Investor information

Website and electronic communication

As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2019 has been made available to shareholders through our website at www.ihgplc.com/investors under Annual Report.

Shareholders may electronically appoint a proxy to vote on their behalf at the 2020 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

Shareholder hotel discount

IHG offers discounted hotel stays (subject to availability) for registered shareholders only, through a controlled-access website. This is not available to shareholders who hold shares through nominee companies, ISAs or ADRs. For further details please contact the Company Secretary’s office (see the opposite page).

Responsible Business Report

In line with our commitment to responsible business practices, this year we have produced a Responsible Business Report showcasing our approach to responsible business and progress against our Responsible Business Targets.

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

Dividend services

Dividend Reinvestment Plan (DRIP)

The Company offers a DRIP for shareholders to purchase additional IHG shares with their cash dividends. For further information about the DRIP, please contact our Registrar helpline on 0371 384 2132.

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

Postal dealing

0371 384 2132 from the UK

+44 121 415 7034 from overseasa

Telephone dealing

For more information, call 0345 603 7037b

+44 121 415 7560 from overseas

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

Trading markets

The principal trading market for the Company’s ordinary shares is the London Stock Exchange (LSE). The ordinary shares are also listed on the NYSE, trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. The Company has a sponsored ADR facility with J.P. Morgan Chase Bank, N.A., as ADR Depositary.

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

Documents on display

Documents referred to in this Annual Report and Form 20-F that are filed with the SEC can be found at the SEC’s public reference room located at 100 F Street, NE Washington, DC 20549. For further information and copy charges please call the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically and the Company’s SEC filings since 22 May 2002 are also publicly available through the SEC’s website at www.sec.gov. Copies of the Company’s Articles can be obtained via the website at www.ihgplc.com/investors under Corporate Governance or from the Company’s registered office on request.

[a]	Lines are open from 08:30 to 17:30 Monday to Friday, excluding UK public holidays.

[b]	Lines are open from 08:00 to 16:30 Monday to Friday, excluding UK public holidays.

250 IHG | Annual Report and Form 20-F 2019

Financial calendars

Dividends		Other dates

	2019		2019

2019 Interim dividend of 32.0p per share		Financial year end	31 December

(39.9¢ per ADR)

Payment date	3 October		2020

		Announcement of Preliminary Results for 2019	18 February

	2020	Announcement of 2020 First Quarter Interim Management Statement	7 May

2019 Final dividend of 85.9¢ per ordinary share

Ex-dividend date	2 April	Annual General Meeting	7 May

Record date	3 April	Announcement of Half-Year Results for 2020	11 August

Payment date	14 May	Announcement of 2020 Third Quarter Interim Management Statement	23 October

		Financial year end	31 December

2021

		Announcement of Preliminary Results for 2020	February

[a]	The sterling amount of the final dividend will be announced on 24 April 2020 using the average of the daily exchange rates from 21 April 2020 to 23 April 2020 inclusive.

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

St. Paul, MN 55164-0504, United States of America

Telephone:

+1 800 990 1135 (US calls) (toll-free)

+1 651 453 2128 (non-US calls)

Enquires: www.shareowneronline.com

under contact us

www.adr.com

Auditor

Ernst & Young LLP

Investment bankers

BofA Securities

Goldman Sachs

Solicitors

Freshfields Bruckhaus Deringer LLP

Stockbrokers

BofA Securities

IHG® Rewards Club

If you wish to enquire about, or join, IHG Rewards Club,

visit www.ihg.com/rewardsclub or telephone:

+44 (0) 2033 499 033ª (UK and other countries inside Europe and Africa)

+1 888 211 9874b (US and Canada)

+1 800 272 9273b (Mexico)

+1 801 975 3013c (Spanish) (Central and South America)

+971 4 429 0530c (Middle East)

+61 29 935 8362c (Australia)

+86 21 2033 4848c (Mandarin and Cantonese) (China)

+81 35 767 9325c (Japan)

+63 28 857 8778c (Korea)

+63 28 857 8788c (all other countries in Asia Pacific)

a Toll charges apply.

b Toll-free.

c International calling rates apply.

IHG | Annual Report and Form 20-F 2019 | Additional Information | Useful information	251

Additional Information

Forward-looking statements

The Annual Report and Form 20-F 2019 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of the Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chair’s statement and in the Chief Executive Officer’s review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks of political and economic developments; the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change; the risks of the hotel industry supply-and-demand cycle; the Group being subject to a competitive and changing industry; the risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring; the Group’s dependence upon a wide range of external stakeholders and business partners; the Group’s exposure to increasing competition from online travel agents and intermediaries; the risks related to identifying, securing and retaining franchise and management agreements; the risks in relation to changing technology and systems; the Group’s reliance on the reputation of its existing brands and exposure to inherent reputation risks; the Group’s exposure to risks associated with its intellectual property; the Group’s reliance upon its reservation system and other key technology platforms, and the risks that could disrupt the operation and/or integrity of these systems; the risks associated with safety, security and crisis management; the Group’s requirement of the right people, skills and capability to manage growth and change; the risks associated with collective bargaining activity which could disrupt operations, increase labour costs or interfere with the ability of management to focus on executing business strategies; the risk of litigation; the risks related to cybersecurity and data privacy; the requirement to comply with existing and changing regulations and societal expectations across numerous countries, territories and jurisdictions; the risks associated with insuring the Group’s business; the risks of uncertainties associated with brand development and expansion; the Group’s exposure to an impairment of the carrying value of its brands, goodwill or other tangible and intangible assets negatively affecting its consolidated operating results; the Group’s exposure to fluctuations in exchange rates, currency devaluations or restructuring and to interest rate risk in relation to its borrowings; the Group’s operations being dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations; the risks associated with credit risk on treasury transactions; the risk associated with foreign or U.S. environmental laws and regulations that may cause us to incur substantial costs or subject us to potential liabilities; the risks associated with the Group’s financial stability and its ability to borrow and satisfy debt covenants and the risks that the Group’s financial performance may be affected by changes in tax laws.

The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2019.

252	IHG | Annual Report and Form 20-F 2019

Designed and produced by Superunion, London.
www.superunion.com
Managed by Donnelley Financial Solutions
InterContinental Hotels Group PLC’s commitment to environmental issues is reflected in this Annual Report.

This report has been printed on Symbol Matt Plus. Environmental friendly ECF (Elemental Chlorine Free Guaranteed) paper, certified by the FSC® (Forest Stewardship Council Containing a high content of selected recycled materials (minimum 25% guaranteed).

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

InterContinental Hotels Group PLC

Broadwater Park, Denham

Buckinghamshire UB9 5HR

United Kingdom

Tel +44 (0) 1895 512 000

Web www.ihgplc.com

Make a booking at www.ihg.com

IHG is proud of its brand-loyal guests and pleased to

give credit to the number of guests who have shared

photos with us, which are proudly featured (with

permission) on the cover and throughout this

Annual Report and Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Paul Edgecliffe-Johnson
Name:	Paul Edgecliffe-Johnson
Title:	Chief Financial Officer
Date:	February 27, 2020