Form 20-F
period 2020-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2021-03-04
CIK 858446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑

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

  ☐    Yes      ☐No

IHG® HOTELS & RESORTS

Annual Report and Form 20-F 2020

True Hospitality for Good

Our purpose

is to provide

True Hospitality

for Good.

It shapes our culture, brings our brands to life

and represents a commitment to make a difference

every day to our people, guests and communities,

and to protect the world around us.

Engaging with a wide range of stakeholders,

together we work towards common goals and help

ensure we create shared value for all.

See pages 22 to 33 for more information on how we work with our stakeholders.

Front cover

Our Lights of Love social media campaign became a beacon of hope for the industry in 2020,

with hundreds of hotels globally creating light hearts in their windows and colleagues doing the same with their hands.

Contents

Strategic Report
2	2020 in review
4	Chair’s statement
6	Chief Executive Officer’s review
8	Industry overview
10	Our brands
12	Our business model
16	Our strategy
22	Section 172 statement
24	Our culture and responsible business
34	Our risk management
42	Viability statement
43	Key performance indicators (KPIs)
47	Performance
47	Key performance measures (including Non-GAAP measures) used by management
52	Group
56	Regional review
58	Americas
61	Europe, Middle East, Asia and Africa (EMEAA)
64	Greater China

Governance
74	Chair’s overview
76	Our Board of Directors
80	Our Executive Committee
82	Governance structure
83	Board activities
83	Board meetings
84	Director induction, training and development
85	Board effectiveness evaluation
86	Audit Committee
91	Responsible Business Committee
92	Voice of the Employee
93	Nomination Committee
94	Statement of compliance
96	Directors’ Remuneration Report

Group Financial Statements
114	Statement of Directors’ Responsibilities
122	Independent Auditor’s US Report
126	Group Financial Statements
133	Accounting policies
146	Notes to the Group Financial Statements

Additional Information
212	Other financial information
219	Directors’ Report
224	Group information
236	Shareholder information
244	Exhibits
245	Forward-looking statements
246	Form 20-F cross-reference guide
248	Glossary
250	Useful information

The Strategic Report on pages 2 to 71

was approved by the Board on 22 February 2021.

Nicolette Henfrey, Company Secretary

IHG | Annual Report and Form 20-F 2020	1

Strategic Report

2020 in review

A response shaped by our purpose

Shareholders and investors

The impact of Covid-19 on our industry has led to difficult but unavoidable decisions to protect IHG in the short and long-term. We’ve had to make savings, protect cash and thoughtfully align our cost base to a longer period of lower demand, while still protecting investments in future growth.

• Fee business costs reduced by ~$150m in 2020 through reductions in discretionary costs, temporarily reduced salaries and redundancies

• Targeted ~$75m of fee business costs to be sustainable into 2021, while still investing for growth

• Reduced gross capital expenditure by over $100m, with investment focused on high-priority growth areas

• Suspended dividend payments

• Increased liquidity and extended debt maturities

See page 33

In an unimaginably challenging year, we’ve worked tirelessly to care for our stakeholders, protect our business and ensure our purpose of True Hospitality for Good is felt even in the toughest of times – all while ensuring we’re ready to grow strongly in a recovery.

Financial performance

L	ike every company, our plans and expectations for 2020 were transformed by Covid-19. The global response to the pandemic, including lockdowns, travel bans and border closures, has impacted the lives of billions of people, severely damaged economies and posed	Global RevPAR (52.5)% 2019: (0.3)%	Net system size growth +0.3% 2019: +5.6%

the biggest challenge our hospitality industry has ever faced. For IHG, a 52.5% reduction in RevPAR led to operating profit from reportable segments falling by 75%.

We’ve committed to responding quickly with great care and thought, doing what’s right to support our guests, colleagues, hotel owners and communities, keep our business protected and help our industry recover. On these pages, and within this year’s Annual Report, you will see some of the actions we have taken in response to the pandemic and to ensure the right foundations are in place for a successful recovery and continued growth.

		Total gross revenue in IHG’s System[a] $13.5bn 2019: $27.9bn	Total revenue $2,394m 2019: $4,627m

We know things will take time to improve, but as vaccinations roll out and the world feels confident to rediscover travel, we’re ready to deliver clean and trusted stays.

We’re focused on ensuring IHG and our hotels can outperform as demand returns, and we continue to sign and open new properties around the world. Looking to future growth, our pipeline of 1,815 hotels represents 11% of the industry, with ~40% already under construction.

		Revenue from reportable segments[a] $992m 2019: $2,083m	Operating (loss)/profit $(153)m 2019: $630m
		Operating profit from reportable segments[a] $219m 2019: $865ma	Basic EPS[b] (142.9)¢ 2019: 210.4¢

[a]  Use of Non-GAAP measures: in addition to performance measures directly observable in the Group Financial Statements (IFRS measures), other financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 47 to 51 and reconciliations to IFRS figures, where they have been adjusted, are on pages 212 to 216.

[b]  Adjusted EPS[a] 31.3¢ (-90%); 2019: 303.3¢.

2	IHG | Annual Report and Form 20-F 2020

Our people

With Covid-19 completely changing daily life, we’ve tried to be there to help all our colleagues.

•	Latest guidance, clear procedures and training have prioritised the safety of our hotel teams and kept them feeling supported

•	Mental health, wellbeing and parenting resources provided to employees working remotely, alongside increased communication

•	Recharge days were introduced for corporate employees working under intense pressure

•	An emergency support fund was created for employees significantly impacted by temporary furlough or reduced hours

•	A job centre and alumni network were established to offer displaced hotel and corporate colleagues ways to stay connected and pursue employment opportunities

See pages 26 to 28

Hotel owners

Faced with temporary closures and low demand, our owners, many of whom are small business operators, have looked to IHG for advice, support and flexibility.

•	Supplier discounts, fee relief and flexible payment options have all helped protect our owners’ cash flow

•	New operational guidance offered to support performance, including evolved brand standards and digital services

•	Tailored hotel-reopening and recovery toolkits developed alongside targeted marketing campaigns to drive demand

•	Operational changes identified to improve profitability in a low-demand environment

•	Close collaboration with governments and trade bodies on need for sustained industry support

See pages 31 to 32

Our communities

We’ve shown how important our thousands of local communities are to us by helping those in need.

•	From nurses to delivery drivers, we’ve accommodated frontline workers and helped travellers quarantine

•	We’ve provided the homeless with a safe place to stay and created care packages for the vulnerable

•	We’ve surprised frontline workers with free stays and offered discounted Heroes Rates for all

•	Working with our charity partners, we’ve funded vital work from supporting foodbanks to rebuilding communities hit by wildfires

See page 29

Our guests

At a time of great uncertainty, we’ve ensured guests can trust IHG for flexibility, consistency and cleanliness.

•	Flexible cancellation policy for 2020 allowed guests to cancel stays up to 24 hours before arrival

•	A Book Now Pay Later offer has provided comfort if plans change

•	Status and points expiry protected for our loyalty members

•	Our commitment to the highest cleanliness standards in our hotels was reflected in the launch of our IHG Clean Promise

•	Introduced Meet with Confidence programme for corporate clients to prioritise safety, wellbeing and booking flexibility

•	Leveraged technology to promote a safe and clean stay through cleanliness checklists and the roll out of contactless digital check-in

See pages 31 to 32

2020 in review	IHG | Annual Report and Form 20-F 2020	3

Strategic Report

Chair’s statement

T	he Covid-19 pandemic gripped the world in 2020, changing lives and challenging economies, societal norms and the existence of many businesses. Without doubt, hospitality was one of the sectors hardest hit, and our success this year has been defined as much by our financial health and strategic progress as it has by our ability to offer clarity and care during an unprecedented crisis.

Border closures and restrictions designed to slow the spread of the virus have presented the travel sector with its greatest ever challenge. The World Travel & Tourism Council estimates as many as 174 million jobs have been lost, as businesses have closed or been forced to reduce staff and costs, with entire supply chains feeling the knock-on effect.

No pre-prepared response could have matched the magnitude of the situation. Instead, organisations will have learnt if they were equipped to manage such a crisis or not, and I am proud of IHG’s principled response, which has been guided by our purpose of True Hospitality.

Indeed, the experience has outlined the importance of purpose, giving new meaning to our potential to effect positive change, and highlighted the growing expectation that we must deliver that change in a challenging world. We have therefore evolved our purpose from True Hospitality for everyone, to True Hospitality for Good – still committed to looking after all those we interact with, but now more focused on the difference we can make to our people, guests, communities and planet.

We have strived to do the right thing for every stakeholder. As a global company, our asset-light, fee-based, predominantly franchised model, and industry-leading position in upper midscale, means that while Covid-19’s impact on our business has been severe, there is also a level of resilience. Nevertheless, working back from the initial peak in April, when one in six of our hotels were closed and global occupancy was at historic lows of ~20%, we have had to focus on costs and target pockets of leisure and business demand to help maintain cash flow in difficult circumstances.

Ensuring our business remains robust has, of course, been important, but there are many other dimensions to consider, not least the anxiety this crisis has caused colleagues, or the help that our owners – many of whom are small or medium enterprises – have

“ Reflecting what we’ve learnt and what’s needed to succeed in an evolving environment, we entered 2021 with a refreshed strategy.”

4	IHG | Annual Report and Form 20-F 2020

needed to keep their businesses alive. Our guests have also turned to us for enhanced safety and flexibility, and the communities our thousands of hotels are a part of have needed our compassion and support during an extremely challenging time.

Leading through adversity

Working intensely on so many fronts has placed huge demands on our leadership and teams. Testing IHG’s strategy, business model and management, this period has illustrated the importance of strong governance and the benefits of our recent business transformation, designed to inject pace, clarity and empowerment into our daily work. These elements have helped us respond to many unique challenges, including temporarily closing and reopening hotels, implementing new cleanliness and safety procedures, reviewing brand standards, reimagining services and operations, pausing priority programmes and accelerating others.

The role of the Board has been to support and constructively challenge – recognising a need for quick decisions but avoiding short-term reactions and maintaining a longer-term perspective that protects the assets and talent needed for future value creation. The importance of this approach increases immeasurably when decisions affect people, and every effort was made to minimise the impact on jobs as a result of preserving cash and adapting to a vastly changed operating environment.

Equally, our decision to suspend dividend payments was not made lightly. The Board will consider future dividends once visibility of the pace and scale of market recovery has improved. In keeping with our trusted reputation, we have updated shareholders regularly on all actions taken to protect liquidity, focusing on resilience and long-term growth prospects.

Acknowledgment must go to Chief Executive Officer Keith Barr and his leadership team for showing the required mix of control, flexibility, transparency and humanity that has characterised IHG’s response and given the business clarity over how it should function, execute and communicate.

Learning and adapting

There is an old adage that says what doesn’t break you makes you stronger, and while everybody wishes this pandemic to be over,

it has offered us some important lessons. We’ve demonstrated the agility needed to succeed in a fast-changing industry, while our teams have been more customer-centric than ever before, thinking like our guests and owners and delivering faster, more effective services and solutions as a result. Working remotely so efficiently at a corporate level has also invigorated discussions on where and how we work in the future.

Reflecting what we’ve learnt and what’s needed to succeed in an evolving environment, we entered 2021 with a refreshed strategy that preserves our business model and growth aspiration but refines the priorities that guide our actions. Our priorities include an increased focus on customer centricity, as well as our commitment to our environmental, social and governance responsibilities through a priority to care for our people, communities and planet. Linked to this, is our new 10-year responsible business plan, Journey to Tomorrow, and, having engaged as a Board and through its Committees on both elements, I am confident our strategies provide the direction needed to grow successfully and sustainably in a competitive market.

Board refreshment

To support that growth, I place great importance on ensuring our Board represents a rich mix of backgrounds and experiences, and we saw several changes during the year, as part of an ongoing commitment to assess capabilities and succession plans.

Both Malina Ngai and Luke Mayhew stepped down after valuable contributions in their three and nine years respectively, and we welcomed four new Independent Non-Executive Directors in 2020. Arthur de Haast joined in January, bringing more than 30 years of capital markets, hospitality and sustainability experience; Sharon Rothstein joined in June, bringing more than 25 years of senior experience at global companies; Graham Allan joined in September, bringing 40 years of strategic, commercial and brand experience; and Duriya Farooqui joined in December, bringing more than two decades of expertise in strategy, transformation and innovation, and a passion for responsible operations and diversity. Additionally in February 2021, the Board approved the appointments of Richard Anderson and Daniela Barone Soares as Independent Non-Executive Directors with effect from 1 March 2021, and accepted the resignation of Anne Busquet, who will step down from the Board at the AGM.

In 2020, we saw diversity, and in particular, ethnic diversity, brought into sharper focus, as part of important conversations internationally around social equality. Diversity and inclusion is a cornerstone of IHG’s culture, and while we’re proud of our achievements, we accept we must do more to instil equality at every level of the business and better represent our communities. We have introduced additional commitments, including driving gender balance and doubling under-represented groups across our leadership, alongside delivering projects that prioritise employee wellbeing and advance our work on human rights.

Thank you

While we know recovery will take time, we have shown our ability to operate adeptly through uncertainty and to evolve. The events of 2020 have underlined the growing importance to our industry of tailored, responsive experiences and operations, driven not only by strong brands and hotels, but also sophisticated technology and data, and a truly customer-centric mindset. As we navigate the intricacies of a global recovery, continuing to improve in these areas at pace will be crucial to performance and growth.

Looking to the future, our industry’s long-term prospects remain attractive, driven by factors including population growth, rising wealth in emerging markets, and consumer appetite to travel and stay in branded hotels. The ability to maintain and develop scale positions in key markets and segments is crucial to capitalising on this – however, quality growth must always come before quantity.

This has truly been a year like no other. I want to thank Keith and his leadership team for their tremendous hard work and the way they continue to navigate uncertain times with such strategic clarity and operational agility. I would also like to offer my respect and admiration to every hotel and corporate colleague for tackling 2020 with such care and commitment, and thank our owners for their confidence in IHG, as we look to a brighter future together.

Patrick Cescau

Chair

Chair’s statement	IHG | Annual Report and Form 20-F 2020	5

Strategic Report

Chief Executive

Officer’s review

“Globally, we’ve worked as a team with such speed and compassion – leading, learning and listening to keep colleagues and guests feeling safe, protect IHG and our owners, and support our industry”.

e arrived in 2020 on the back of a record year of openings and real momentum behind the growth of our brands in a thriving industry. Our clear strategy and the changes made in recent years were enabling us to move faster, accelerate our growth and take advantage of new opportunities. The arrival of the Covid-19 pandemic has since presented enormous challenges for travel and tourism, and for IHG. Yet, in spite of this, the thoughtful, swift and decisive actions of so many dedicated colleagues have helped us emerge a stronger company.

The enormity of this crisis means very little has escaped its impact. From socioeconomic challenges to mental and physical health, it has touched everyone’s life, and as a company, it has shifted how we’ve worked together, partnered with our owners, and looked after our guests and communities.

Globally, we’ve worked as a team with such speed and compassion – leading, learning and listening to help keep colleagues, guests and communities feeling safe, protect IHG and our owners, and support our industry. We’ve seen past the barriers of remote working and physical distancing to find ways to work together closer than ever before. I am immensely proud of how everyone from our leadership, corporate teams and reservation offices, to our owners and hotel colleagues have helped IHG and those around us through such difficult times, including our frontline workers and people in need. Collectively, we provided not just hospitality but True Hospitality for Good.

Our 2020 journey

People’s appetite to explore, rest or work on their travels hasn’t changed, but understandably their confidence in when it’s safe to do so has, and we’ve had to respond. To help keep colleagues and guests feeling safe, we quickly aligned new training and operating procedures with guidance from world health bodies. We further enhanced our IHG Way of Clean programme with new science-led protocols, backed by an IHG Clean Promise and Meet with Confidence offer. We also accelerated the rollout of technology enhancements such as digital check-in, introduced flexible cancellation and booking options, and protected points and status for our loyalty members.

Working with governments and authorities, some of our hotels switched focus to accommodate nurses, doctors and other frontline workers. Others supported the

6	IHG | Annual Report and Form 20-F 2020

homeless, and many have provided meals and care packages for the vulnerable in their communities.

Our hotels have also needed IHG’s care. Many are small businesses, whose owners have faced real hardship as occupancies have fallen and created significant cost and cash flow pressures. We’ve supported them by reducing operating costs, redefining brand standards, renegotiating with suppliers, temporarily reducing fees and offering flexible payment terms. Knowing a recovery will take time, much of that work continues, in partnership with the IHG Owners Association and individual owners. In parallel, we’re collaborating with peers and governments to ensure continued financial support for our industry and to increase the pace at which travel safely resumes and plays its vital part in economic growth.

Ensuring there is business continuity amid so much change has been crucial, requiring both the right technology and a commitment to work with greater agility and decisiveness. As many of our corporate and reservation teams have worked remotely, we’ve supported them with mental health and wellbeing resources, flexible working arrangements and regular communication. Speaking more often to all employees and in smaller virtual circles has allowed me to answer questions and understand challenges in a way that’s brought us closer as an organisation and must be maintained.

In an environment where RevPAR more than halved in the year, IHG’s financial health has been a key focus too, balancing what’s needed to protect the business, while continuing to invest in future growth. We moved quickly to adjust existing debt agreements, access increased liquidity and protect our cash flow by suspending dividend payments, controlling capital expenditure and reducing fee business costs by $150m. It is a measure of the resilience of IHG’s business model that we were able to generate positive cash flows in this most challenging of years. Looking ahead, around half of the cost savings are expected to be sustained into 2021.

While we prioritised savings in non job-related areas, difficult choices were also made to reduce teams and operations in line with demand. Support sites and a hardship fund were set up for employees who unfortunately had their hours reduced or went on furlough, and we launched an alumni network with access to like-minded employers for employees sadly leaving us.

There have been some hard moments, but we’ve tried to ensure we can look back on our decisions knowing we had the best intentions. It means so much that in our November survey, 88% of corporate employees felt we had made responsible choices in our response to the pandemic, and 86% felt we’ve looked after their wellbeing. Equally, many owners have told me how much they’ve valued the way in which we’ve stood beside them.

Business strength

The shape of recovery continues to differ by market. Structurally, we’ve benefitted from several factors, including being principally domestic focused in key markets like the US; having less exposure to heavily hit groups and meetings business; and having leading brands like our Holiday Inn Brand Family in the upper midscale segment, where demand has historically been more resilient during a downturn. With this foundation, we’ve used data and analytics to target pockets of ongoing leisure and business demand, and worked closely with our hotels to deliver safe and consistent experiences, which has led to industry outperformance in key markets.

We’ve worked hard to drive performance, however, the impact of such a significant fall in demand is reflected in operating profit from reportable segments declining 75% to $219m. After taking into account the System Fund result and exceptional items, we reported an operating loss of $153m. Looking longer-term, the confidence we share with our owners is illustrated in another 285 hotel openings in 2020 and an average of almost one signing a day into our pipeline, with an increasing number of conversions. Our Holiday Inn® Brand Family remains a growth engine, accounting for half of all signings and ~60% of openings in the year. More broadly, our global pipeline of 1,815 hotels represents an 11% share of the total industry, showing the significant growth potential ahead. Other achievements include taking voco™ to the US and Greater China, our first Atwell Suites™ property breaking ground, and bringing avid® to Mexico and Canada.

Evolving our strategy

Prior to 2020, we had step-changed the pace of our growth and, with a recovery in mind, we must resume what was working successfully, retain valuable lessons from this period, and ensure our future growth plans reflect what’s important to our stakeholders and brands. To this end, we’ve refreshed both our corporate and responsible business strategies.

From how we build demand for our brands and deliver seamless digital experiences, to always putting ourselves in the shoes of a guest or owner, or the way we care for our people, communities and planet – our refreshed strategy puts a sharper focus on our services, products, returns and reputation. In a competitive marketplace, it’s vital we operate with this clarity and ensure that what we prioritise helps better leverage our scale and systems to grow our customer base, increase signings and in turn drive high-quality, industry-leading net rooms growth.

Critical to the work we do to care for our people, communities and planet will be ambitious 10-year targets in our new responsible business plan, Journey to Tomorrow. This builds on our achievements from our 2018-2020 programme and will push us further as an employer, within our communities and in minimising our environmental impact.

The future

The rollout of vaccines is extremely encouraging for everyone and of course vital to our industry’s recovery, but we know it will take time. I’m confident that our business model and strategy, which builds on the investments made in recent years to expand our brand portfolio and enhance our ways of working, puts IHG in a strong position to outperform the industry as it returns to full strength.

In my more than 20 years with IHG, I cannot recall a time of such togetherness, which is all the more remarkable when considering the pressure everyone has been under. On behalf of the Executive Committee and myself, I want to express our sincere gratitude to all our corporate and hotel colleagues for their hard work, energy and understanding, and to our owners for their partnership and commitment.

I know everyone at IHG passionately believes the world is there to be explored, and as a company and alongside our owners, we will continue to work hard towards better times.

Keith Barr

Chief Executive Officer

Chief Executive Officer’s review	IHG | Annual Report and Form 20-F 2020	7

Strategic Report

Industry overview

T	he Covid-19 pandemic led to hotel occupancy across the globe falling to historic lows in 2020, as lockdowns,

travel bans and physical distancing measures were introduced to limit the spread of the virus. The impact on hospitality has been severe, though longer-term, the fundamental desire to travel for business or leisure continues to underpin the industry’s growth prospects, illustrated by sustained new hotel openings and signings.

The ~$240 billion hotel industry remains fragmented, with 53% of rooms affiliated with a global or regional chain. Branded hotel penetration is expected to continue to grow. Conversions from independent to branded hotels typically increased following the last downturn as owners sought the benefits of a branded system. Consumer expectations in key areas such as technology, cleanliness and sustainability increased during the pandemic and looking forwards, hotel groups and third-party owners are adapting to meet changing demands while ensuring they optimise returns.

2020 industry performance

There are two key performance metrics: room supply and RevPAR. Room supply reflects how attractive the hotel industry is as an investment from an owner’s perspective. RevPAR indicates the value guests ascribe to a given hotel, brand or market, and grows when they stay more often or pay higher rates.

Following a decade of consecutive growth, global industry RevPAR dropped 54% in

2020, largely due to falling occupancy rates. The pandemic’s impact led to millions of job losses globally and the temporary closure of thousands of hotels. As has been the case in previous downturns, domestic travel across the midscale segments (midscale and upper midscale) has proved the most resilient, with occupancy at these hotels falling less than the overall industry. Underscoring the sector’s positive fundamentals, global rooms supply still grew by 2% in 2020.

The hotel industry is cyclical: long term fluctuations in RevPAR tend to reflect the interplay between industry demand, supply and the macroeconomic environment. At a local level, political, economic and factors such as terrorism, oil market conditions, pandemics and hurricanes can impact demand and supply in the short term.

Overview of global hotel industry

Geography

The US is the largest hotel market, while Greater China continues to growa

Branded hotels

The top fivec hotel groups have increased their market share by 5 percentage pointsa

Segment

The branded hotel industry can be categorised by price levela

Hotel industry growth drivers:

10-year annual growth rate (2010-20)

Global GDP

+2.3%	CAGR[b]

Indicator of economic growth – hotel performance correlates with GDP

Global household disposable income

+1.9%	CAGR[b]

Growing consumer spending and leisure travel, supported by cheaper air travel

Global corporate profits

+3.6%	CAGR[b]

Good indicator of business travel

a Source: Latest STR, Inc     b Source: Oxford Economics

Global hotel industry performance

Global industry RevPAR ($)a

RevPAR movements are illustrative of lodging demand

Global rooms supply (m rooms)a

Supply growth reflects the attractiveness of the hotel industry

[c]	IHG, Marriott International, Inc., Hilton Worldwide Holdings Inc., Wyndham Hotels & Resorts Inc., Accor S.A.

Branded hotel business models

There are two principal business models:

•	A fee-based, asset-light model

–	Franchised: owned and operated by parties distinct from the brand, who pay fees to the hotel company for use of their brand.

–	Managed: operated by a party distinct from the hotel owner. The owner pays management fees and, if the hotel uses a third-party brand name, fees to that third-party too.

•	An owner-operated, asset-heavy model

–	Owned: operated and branded by owner who benefits from all the income.

–	Leased: similar to owned, except the owner-operator does not have outright ownership of the hotel but leases it from the ultimate owner.

Asset-heavy models allow tighter control over operations, while asset-light models enable faster growth with lower capital investment.

8	IHG | Annual Report and Form 20-F 2020

Trends shaping our industry

Case study: Resilience of US midscale segments in downturns

•  During periods of weak economic demand, the midscale segments (midscale and upper midscale) have historically proven more resilient than other chain scales, with RevPAR falling less than the overall industry.

•  During the Covid-19 pandemic, hotels that remained open were more likely to be in the branded midscale segments, helped by their lower-cost operating model. These hotels could meet demand from those who needed a safe place to stay, including key workers and those travelling on essential business. Hotels in non-urban areas (where the majority of midscale and upper midscale hotels are located) outperformed their urban counterparts, which have a greater reliance on inbound international travel.

•  Throughout the year, domestic leisure was the first segment to return. It is likely that large group travel and events will be the last to recover. This should favour midscale/upper midscale hotels, which have lower exposure to groups, meetings and events business.

Long-term trends in travel

•  Population growth, an emerging middle class and lower cost to travel have meant global travel has consistently grown over 4% per year, save for one-off impacts on demand (e.g. 9/11).

•  Covid-19 saw travel largely restricted to domestic markets, with air travel down 60%. According to McKinsey, recovery is likely to be gradual, though could be achieved within five years from virus containment and rebounding economies.

Evolving customer expectations

•  As the market recovers, customer focus is likely to be needed in areas such as reinforcing guest confidence through higher standards of cleanliness and new operating procedures.

•  Technology will continue to be key in driving guest demand to hotels. This includes greater levels of personalisation, digital booking and service delivery, the ability to choose room attributes and a loyalty programme that provides added value to guests.

•  Guests and other stakeholders are paying closer attention to the commitment of companies to operate responsibly. Many businesses, including IHG, have aligned their efforts to the UN Sustainable Development Goals, which range from wiping out poverty to climate action. For further information see pages 20-21 and our Responsible Business Report.

Industry overview	IHG | Annual Report and Form 20-F 2020	9

Strategic Report

Our brands

T	o drive growth at scale in high-value markets globally, we invest in an attractive portfolio of distinct brands that generate strong demand from both guests and owners. We have a relentless focus on the quality of our estate, efficiency of our hotel operations and investment in digital innovation, design and service trends.

In parallel to growing our established brands, we have launched or acquired five new brands in the past three years and are focused on taking them to scale in fast-growing and underserved segments.

Each of our brands is well positioned to grow, leveraging the power of IHG’s people, systems, technology and loyalty programme. To support this growth, we have adopted a more intuitive way of presenting the breadth of our portfolio to customers, as part of a refreshed approach to use our IHG® Hotels & Resorts masterbrand to enhance our brand perception, sharpen our marketing and capture more demand. Linked to this, our loyalty programme has been refreshed to become IHG® Rewards, as we focus on growing membership and driving more business directly to our hotels.

Reflecting continued demand for our brands, we opened 285 hotels in 2020 and signed on average almost one property a day into our pipeline. This took our share of the industry pipeline to 11%, versus our current market share of 4%.

Masterbrand and Loyalty	HOTELS & RESORTS	REWARDS

Luxury & Lifestyle
Timeless legacy bound together by distinctive design and unforgettable service. Making every journey a celebration of extraordinary experiences, each in their unique way.
16 open 31 pipeline	7 open 6 pipeline	205 open 69 pipeline	73 open 32 pipeline	125 open 104 pipeline

Premium

Making travel personal and purposeful. Giving guests a sense of belonging and wellbeing, with the thoughtful details to make every trip matter.
18 open 29 pipeline	12 open 25 pipeline	429 open 89 pipeline	16 open 31 pipeline
Essentials
2,966 open 683 pipeline	1,248 open 262 pipeline	24 open 192 pipeline		Always there, always just what you need. With the warmth and trusted experience that has come to define True Hospitality.
Suites
0 open 19 pipeline	303 open 155 pipeline	28 open 0 pipeline	366 open 73 pipeline	When you’re not at home, be here. We invite guests to settle in for longer stays, knowing the comforts of home are always within reach.

10	IHG | Annual Report and Form 20-F 2020

Strategic Report

Brand highlights

19 openings for Crowne Plaza®, including 10 in Greater China avid
avid® hotels expanded to Mexico and Canada

voco™ celebrated first openings in US and Greater China

VIVIDORA
Kimpton® continued its global expansion with 16 openings

10 openings for Hotel Indigo® included debuts in Japan, Dubai and Cyprus

Europe's largest Holiday Inn Express® opened in Amsterdam

ATWELL SUITES
The first Atwell Suites™ property under construction in Miami, US

Our Holiday Inn® Brand Family represented 50% of IHG's signings in 2020

Increased market share for Candlewood Suites® and Staybridge Suites®

New InterContinental® destinations included Rome, Fiji, Halong Bay (Vietnam) and Chongqing Raffles City (China)

Signings in Italy and Japan helped increase the Six Senses® pipeline to 31 hotels

HUALUXE® openings included the historic HUALUXE Xi'an Tanghua

Regent® Shanghai Pudong marked IHG's first opening since acquisition

EVEN
Asia's first EVEN® Hotels property opened in Nanjing, China

Our Brands	IHG | Annual Report and Form 20-F 2020	11

Strategic Report

Our business model

We predominantly franchise our brands and manage hotels on behalf of third-party hotel owners.

Revenue from reportable segmentsa

Our revenue is directly linked to the revenue generated by the hotels in our system.

Total rooms

886,036

rooms

Composition of rooms

Our brands are presented as intuitive collections for consumers. For industry segmentation, the collections fall into the following categories: Suites (midscale, upper midscale and upscale), Essentials (predominantly in midscale and upper midscale); Premium (upscale); Luxury & Lifestyle (upper upscale and luxury).

a Excludes System Fund and hotel cost reimbursements.

W	e have 16 brands operating across more than 100 countries in the Suites, Essentials, Premium and Luxury & Lifestyle categories.

Supported by a leading loyalty programme, our brands meet clear consumer and corporate demand, and generate strong returns for our owners, which in turn attracts further hotel investment and drives the growth of our estate.

As an asset-light business, we focus on growing our fee revenues and fee margins, with limited requirements for capital. This enables us to grow our business whilst generating high returns on invested capital.

Whether we franchise or manage hotels is largely determined by market maturity, owner preference and, in certain cases, the particular brand. For instance, in more developed markets such as the US and Europe, ~90% of IHG hotels are franchised. These hotels tend to be limited service.

In emerging markets such as Greater China, ~80% of our hotels are managed by IHG, where we look after the day-to-day running of the property on behalf of the owner. Over time, we expect the Chinese market to move towards a franchise model. We launched the first tailored franchise offer for Holiday Inn Express® in 2016, and have since extended this to include Holiday Inn® and Crowne Plaza®.

Our asset-light business model means that we do not employ colleagues in franchised hotels, nor do we control their day-to-day operations, policies or procedures. That being said, IHG and our franchised hotels are committed to delivering a consistent brand experience, conducting business responsibly and delivering our purpose of providing True Hospitality for Good. See Our culture and responsible business section from page 24.

The weighting of our hotel estate towards the midscale segments and the location of our hotels in non-urban locations provides a degree of resilience to cyclical and exogenous events. A weighting to domestic demand also provides resilience.

IHG owner proposition

We focus on ensuring our brand portfolio, loyalty proposition, systems and expertise provide a highly valued and distinctive offer that stands out to consumers and is attractive to owners.

To keep our brands relevant to guests and evolving trends, we commit to developing our established brands with new designs, service enhancements and operational support that drives demand and owner returns.

Through our investments in development resources, we can provide outstanding operational support to owners. We have embedded new processes to help reduce the time taken from hotel signing to ground break and opening. Our hotels also have access to a suite of applications designed to help them manage and improve performance, with the aim of further boosting owner returns.

We have also developed state-of-the-art technology to drive hotel demand, be it through our mobile booking app or cloud-based hotel solutions. Our distribution channels (booking sites, GDS relationships, and call centres through which hotel rooms are marketed and booked) allow hotel owners to reach potential guests at lower costs of sale.

While historically, the vast majority of our signings and openings have come from new-build properties, we see the potential for branded hotel penetration to increase through conversions, given the attractiveness of our scale and brands, and value proposition to owners.

12	IHG | Annual Report and Form 20-F 2020

Why owners choose to work with IHG

Hotel owners choose to work with IHG to either franchise or manage their hotels, driven by the trust they have in our brands and our track record in delivering strong returns.

How we generate revenue

Franchised hotels

We receive a fixed percentage of rooms revenue when a guest stays at one of our hotels. This is our fee revenue.

Managed hotels

From our managed hotels, we generate revenue through a fixed percentage of the total hotel revenue and a proportion of hotel profit.

Owned, leased and managed lease hotels

For hotels which we own or lease, we record the entire revenue and profit of the hotel in our financial statements. Our owned, leased and managed lease hotels have reduced from over 180 hotels 19 years ago, to 23 hotels at 31 December 2020.

Our business model	IHG | Annual Report and Form 20-F 2020	13

Strategic Report

Our business model continued

IHG revenue from reportable segmentsa and the System Fund

System Fund

IHG manages a System Fund on behalf of our third-party hotel owners, who pay contributions into it. This includes a marketing and reservation assessment and a loyalty assessment.

The System Fund also benefits from proceeds from the sale of IHG Rewards points under third-party co-branding arrangements.

The System Fund is managed by IHG for the benefit of hotels within the IHG system.

In 2020, IHG recognised $765 million of System Fund revenue, down from $1.4bn in 2019, reflecting lower assessments as a result of the Covid-19 pandemic.

Disciplined approach to capital allocation and managing liquidity

Our asset-light business model is highly cash generative through the cycle and enables us to invest in our brands and strengthen our enterprise. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet. This approach placed our business in a strong position as the depth and scale of the global pandemic became apparent.

Managing liquidity through the pandemic

With occupancies at hotels reaching historic lows, we moved quickly to preserve cash through cost reductions across all our main areas of spend, including capital expenditure and operating expenditure. This meant that during the year the business generated free cash flow of $29m.

We also took rapid action to strengthen our liquidity, building on our conservative balance sheet approach and the measures we took to reduce costs and preserve cash.

[a]	Excludes System Fund and hotel cost reimbursements.

This included withdrawing the 2019 final dividend recommendation, and the issuance of £600m of commercial paper maturing in March 2021 under the UK Government’s Covid Corporate Financing Facility (CCFF). Furthermore, we issued €500m and £400m bonds maturing in 2024 and 2028 respectively. We concurrently repaid early £227m of our bonds maturing in November 2022. Our next bond maturity is £173m in November 2022, with no further bond maturities until October 2024. As a result, as at 31 December 2020, IHG had available liquidity of $2.9bn.

In addition, we secured covenant waivers up to and including 31 December 2021 for our $1.35bn syndicated and bilateral revolving credit facilities (RCF), further covenant relaxations in 2022 and extended the maturity of the facilities by 18 months to September 2023 (see page 70).

Despite the comprehensive actions we have taken to reduce costs and preserve cash, due to the impact of the pandemic on the profitability of the Group, our net debt: adjusted EBITDA ratio of 7.7x as at 31 December 2020 is outside of our previously stated aim to maintain a ratio of 2.5-3.0x.

Looking forwards, our approach remains unchanged. As the business recovers, our priorities for the uses of cash are consistent: ensure the business is appropriately invested in to drive growth; target sustainable growth in the ordinary dividend and return surplus funds to shareholders, and do this whilst considering our stated aim of a leverage ratio of 2.5-3.0x, and our objective of maintaining an investment grade credit rating.

Bond maturity profile ($m)

14	IHG | Annual Report and Form 20-F 2020

Consistent uses of cash Our priorities for the uses of cash are consistent with previous years and comprise three pillars: Shareholder returns (2003-20) ($bn) Source of returns

1   Invest in the business to drive growth

Whilst having strict control on investments and our day-to-day capital expenditures, we look to strategically drive growth.

2   Target sustainable growth in the ordinary dividend

IHG has a dividend policy where, whilst balancing all our stakeholder interests and ensuring the long-term success of IHG, we would look to maintain or grow the ordinary dividend each year. However, during 2020, as part of our actions to preserve cash and protect the business, a dividend was not paid.

3   Return surplus funds to shareholders

The Group has a strong track record of returning surplus cash to shareholders. Since 2003, including the ordinary dividend, the Group has returned $13.6bn.

Capital expenditure
Spend incurred by IHG can be summarised as follows:

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

System Fund capital investments for strategic investment to drive growth at hotel level.	The development of tools and systems that hotels use to drive performance. This is charged back to the System Fund over the life of the asset.	We continue to develop our new pioneering cloud-based Guest Reservation System (GRS), one of IHG Concerto’s comprehensive set of capabilities, which we developed with Amadeus.

Dividend policy

The Board consistently reviews the Group’s approach to capital allocation and seeks to maintain an efficient balance sheet and investment grade credit rating. IHG has an excellent track record of returning funds to shareholders through ordinary and special dividends, and share buybacks, with the ordinary dividend seeing 11% CAGR between 2003 and 2019.

When reviewing dividend recommendations, the Directors take into account the long-term consequences of any recommendation. The Board looks to ensure that any recommendation does not harm the sustainable success of the Company and that there are sufficient distributable reserves to pay any recommended dividend. The Board will assess the Group’s ability to pay a dividend bearing in mind its responsibilities to its stakeholders and its objective of maintaining an investment grade credit rating.

For 2020, given the impact of the pandemic, the Group is not proposing to pay a final dividend. The Board will consider future dividends once the visibility of the pace and scale of market recovery has improved.

Our business model	IHG | Annual Report and Form 20-F 2020	15

Strategic Report

Our strategy

I	n 2020, we evolved key elements of our strategy to further strengthen our ability to drive future growth.

Our ambition to deliver high-quality industry-leading net rooms growth is unchanged, driven by continued investment in enhancing our guest and owner offer and developing our brands at scale in high-value markets. Over the long term, with disciplined execution, this drives sustained growth in cash flows and profits, which can be reinvested in our business and returned to shareholders.

What has evolved is how we execute against our strategy, in terms of what we prioritise, the behaviours we champion, and the purpose that guides us. Listening to stakeholders, we’ve evaluated what’s most important, not just to IHG’s growth, but how we grow, taking into account all we’ve learnt from dealing with Covid-19 and planning for a strong recovery over time.

Our evolved priorities put our brands at the heart of our business, and our owners and guests at the heart of our thinking. They recognise the crucial role of a sophisticated, well-invested digital approach, and ensure we meet our growing responsibility to care for our people and make a positive difference to our communities and planet.

Uniting our efforts as a company behind our four priorities will help create competitive advantage, build stronger guest and owner relationships, and enhance a culture that brings the best out of our talented teams.

OUR PURPOSE

True Hospitality

for Good

OUR AMBITION

To deliver

industry-leading

net rooms growth

OUR STRATEGY

Use our scale and expertise to create the exceptional guest experiences and owner returns needed to grow our brands in the industry’s most valuable markets and segments. Delivered through a culture that retains and attracts the best people and embraces opportunities to positively impact the world around us.

PRIORITIES Build loved and trusted brands Customer centric in all we do Create digital advantage Care for our people, communities and planet	BEHAVIOURS Move fast Solutions focused Think return Build one team

16	IHG | Annual Report and Form 20-F 2020

Build loved and trusted brands

We focus on building and nurturing a leading portfolio of brands that offer exceptional quality and create meaningful guest connections with every stay. By striving for industry outperformance, effective hotel lifecycle management and strong returns, we aim to make our brands a leading choice for owners. Our outstanding loyalty programme enriches our entire offering.

Where we’re coming from

We’ve transformed the depth and breadth of our brand portfolio, with investment in quality, design and service, plus the launch and acquisition of new brands. It’s a portfolio designed to meet a range of needs for guests and owners, and in a fast-changing industry, we continue to evolve and enhance each brand to strengthen both consumer preference and owner returns.

What’s next?

We’re focused on several areas to accelerate both hotel performance and growth. To create a clearer connection to our hotel brands, better showcase the breadth of our portfolio to consumers and drive more business to our hotels, we’ve evolved our masterbrand to become IHG® Hotels & Resorts. Embedding this in our marketing, loyalty offer and digital channels is a key priority.

Continuing to take our newer brands – avid®, voco™ and Atwell Suites™ – to scale in key markets remains vital to future growth. With a low cost to build and attractive operating economics, we expect avid to be our next brand of scale in the midscale segment. We’ve signed more than 200 hotels since 2017 and the brand expanded beyond the US to Mexico and Canada in 2020. In three years, voco has reached more than 50 openings and signings and is tracking well against our aim of 200 hotels within 10 years; and Atwell Suites has 19 signings since launching in September 2019, with the first hotel now under construction.

Ensuring we capitalise on growing our transformed Luxury & Lifestyle offer is also a priority, and we will continue to add to – and open – an attractive pipeline of outstanding hotels and destinations.

Across all our brands, we understand the importance of ensuring our hotels deliver high-quality, consistent service and guest experiences, with a particular focus on cleanliness, and this will continue to be a top priority as we enhance performance and brand reputation.

Our strategy	IHG | Annual Report and Form 20-F 2020	17

Strategic Report

Our strategy continued

Customer centric in all we do

We have two types of customers: our guests – business and leisure – and our owners, and it’s critical that we put them at the heart of every plan. Consistently acting with this mindset and insight will allow us to create the tailored services and solutions that increase demand for our brands, strengthen consumer preference, deliver stronger owner returns and drive industry-leading rooms net growth.

Where we’re coming from

We’ve invested heavily in recent years in ensuring IHG works even more closely and effectively with our owners. This customer-centric mindset came to the fore more than ever in 2020 – not just for our owners but for our guests, corporate clients and loyalty members, too.

The importance of this approach was illustrated by the Guest Satisfaction Index measure being net positive for IHG throughout the year, outperforming competitors.

What’s next

With a greater customer focus, we will refine elements of our offer for guests, loyalty members and owners to deepen brand loyalty, drive revenue and create more value.

Priority areas for our guests include: maintaining an increased focus on cleanliness; developing a hybrid meetings offer for corporate customers; and continuing to enhance our loyalty offer, building on improved member marketing in 2020 and features such as dynamic pricing for Reward Nights, which offers members more value outside of peak times.

For our owners, we know the importance of managing costs to build, open and operate, and we continue to collaborate and innovate to develop new services and solutions that both increase revenue and deliver more efficient and sustainable operations. Key programmes include: the roll out of our Owner Engagement Portal, which gives owners real-time oversight of performance metrics; and expansion of our central procurement services to use our scale to create additional savings for owners.

18	IHG | Annual Report and Form 20-F 2020

Create digital advantage

A digital-first approach is vital to enabling seamless experiences, driving direct bookings, saving time and money, and delivering the right data, insights, technology and platforms needed to connect with guests and drive performance for owners.

Where we’re coming from

Our investment in cloud-based technology allows us to develop and roll out performance-driving tools and new guest-facing products further and faster than ever before.

What’s next

We will create more sophisticated and targeted ways to transform the guest experience at every stage of the journey, while also ensuring our hotels can operate more efficiently, manage greater demand and drive stronger performance.

Key focus areas include continuing to increase the value our technology platforms, marketing, sales and loyalty distribution channels deliver for owners. We will also continue to create a first-class booking experience through our industry-leading Guest Reservation System on IHG Concerto™. The roll-out of room attribute pricing is expected to be live across the estate by the end of 2021, enabling tailoring of stays and selection of add-ons. In 2020, initial pilots were conducted in each region, demonstrating to owners the ability to generate maximum value from their hotel’s unique attributes.

In 2020, we developed several new digital enhancements to keep everyone connected and in control, and ensuring we successfully roll these out at scale is a top priority. Digital check-in is now implemented in more than 1,000 hotels, with strong guest satisfaction scores and continues to expand across the estate. Digital check-out is live in 4,000 hotels.

In 2020, we also launched our first flagship store on the leading Chinese Online Travel Agent (OTA) platform, as part of IHG’s partnership with Ctrip. We expect to grow other partnerships in the future to continue providing enriching experiences and benefits for our loyalty members.

Our strategy	IHG | Annual Report and Form 20-F 2020	19

Strategic Report

Our strategy continued

Care for our people, communities and planet

We are passionate about working and growing together within a culture that respects and invests in our people, and embraces opportunities to contribute positively to local communities and operate responsibly and sustainably in the world around us.

Where we’re coming from

We have ambitious growth plans, but equally important to us is how we grow. We’re proud to be a business that invests in a highly engaged workforce, supports its communities and looks after our planet. However, we recognise that to deliver on those things requires a commitment to constantly reflect on evolving expectations around what it means to operate as a responsible business.

What’s next

We enter 2021 with a determination to go even further – whether that’s in how we work or grow as individuals, how we build more diverse teams and a more inclusive culture, or how we operate around the world in ways that positively impact people and protect the environment.

Journey to Tomorrow, our new responsible business plan, starts a decade of action. Working with colleagues and those who stay and partner with us, together we will help shape the future of responsible travel. We’ll continue the work we’ve done so far on employee wellbeing and respect for human rights; supporting communities through skills training and disaster relief; and working with our hotels to reduce their environmental impact. We also made important strides in diversity and inclusion in 2020, and must now deliver on our commitment to listen and learn, advocate and act, as part of a pledge to create a more inclusive, equitable IHG for all.

Alongside Journey to Tomorrow, to keep everyone performing at their best and to attract more talented people, we are focusing on how we create a more flexible and dynamic working environment among our corporate teams, taking into account all we have learnt as a business by operating remotely for much of 2020.

We will also continue to work to the recommendations of the Task Force on Climate-related Financial Disclosures, and remain focused on collaborating with owners, partners, peers and governments to achieve a sustainable recovery.

20	IHG | Annual Report and Form 20-F 2020

Introducing Journey to Tomorrow

A	t IHG Hotels & Resorts, we touch people’s lives around the world every day, whether that’s in our teams, in our hotels or as a valued part of our local communities.

Caring for our guests and colleagues, giving back to society, and making sure we protect the environment are all part of how we deliver our purpose of providing True Hospitality for Good – and we want to make an even bigger impact with a fresh, ambitious 10-year plan.

We call it Journey to Tomorrow. A decade of commitments to ensure we grow in a responsible way and make sure travel has a beautiful future for everyone.

To develop this plan, we’ve looked at the changing world around us, listened to our owners, and got closer to shifting consumer expectations to help build a picture of what’s most important to our stakeholders and IHG.

How companies perceive their role in the environmental, social and governance agenda continues to gain much greater prominence with all stakeholders, and each of our commitments will ensure we stretch ourselves in areas where we feel we can make the greatest impact.

The plan will also help ensure we play our part in supporting the UN Sustainable Development Goals to achieve a better and more sustainable future for all – something organisations all over the world are working toward to collectively tackle some of the biggest global challenges we face.

See our Responsible Business Report on our website at www.ihgplc.com/responsible-business

Our strategy	IHG | Annual Report and Form 20-F 2020	21

Strategic Report

Section 172 statement

The impact of Covid-19 during 2020 presented an unprecedented challenge for the Board, with the Company’s response to the pandemic dominating decisions and considerations. The Directors guided, supported and challenged management, giving them, where appropriate, a clear mandate to take short-term decisions at pace whilst still keeping focus on long-term strategic impact, helping to weigh competing priorities, and ensuring that all factors and stakeholders were taken into consideration. In their deliberations they focused on IHG’s values, business ethics, purpose, other stakeholders, risks, post-pandemic strategy and the financial and organisational resilience of the Company.

Section 172 of the Companies Act 2006 requires a director of a company to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole. In doing this, Section 172 requires directors to have regard, amongst other matters to: the likely consequences of any decision in the longer term; the interests of the company’s employees; the need to foster the company’s business relationships with suppliers, customers and others; the impact of the company’s operations on the community and the environment; the desirability of the company maintaining a reputation for high standards of business conduct; and the need to act fairly between members of the company.

IHG’s Directors give careful consideration to the factors set out above in discharging their duties under Section 172 including in taking decisions of strategic importance to the Group. The information set out on pages 22 and 23 below describes the importance of each factor set out in Section 172(1)(a) – (f) to IHG and gives examples of how the Directors have had regard to each of those factors in certain decisions taken during 2020.

Factor	Our engagement and commitment	2020 examples of key decisions and considerations

The likely consequences of any decisions in the long-term See pages 14 and16 to 21

•  As set out in the Schedule of Matters reserved for the Board, there are a number of key decisions and matters the Board is responsible for, including the Group’s overall business and commercial strategy, annual operating and capital expenditure budget and financial plans. The Board, through its schedule of meetings, focuses on strategic and operational matters, corporate governance, investor relations and risk management. Board papers, reports and presentations are structured to include relevant stakeholder considerations and the likely consequences of each decision for the long-term success of the Company.

•  As detailed on pages 2, 7 and 14, the Board, in the face of the pandemic and its impact on the business, took decisions throughout 2020 to protect the Company and position the business for recovery by reducing costs, strengthening liquidity and preserving cash. All discretionary costs were challenged, and salary and incentive reductions were made, including substantial remuneration decreases for Board and Executive Committee members. The Board withdrew its recommendation for a final 2019 dividend of 85.9¢ (~$150m), deferred consideration of further dividends until visibility improved, and took other decisions in relation to IHG’s financing arrangements to bolster IHG’s liquidity. In taking these decisions, the Board considered both the short and long term impact on its people, owners and investors.

•  During the course of the year, the Board, having taken into consideration the impact of Covid-19, changing guest and societal expectations, and considering the long-term success of the Company, approved a refreshed strategy and purpose. See pages 16 to 21 for further information.

The interests of the company’s employees See page 26

•  IHG’s direct workforce is made up of employees working in corporate offices, reservation centres and owned, managed, leased and managed lease hotels. Our employees are key to delivering both our purpose of True Hospitality for Good and our strategic initiatives. The Board acknowledges that their key concerns include continued employment, remuneration, diversity and inclusion and career development.

•  The designated non-executive director with responsibility for workforce engagement provides a vital portal for the Board to hear employee views and receive their feedback, alongside regular Board and Committee agenda items relating to employee matters and Company culture. In addition, wherever and whenever possible all Directors directly engage with employees.

•  During 2020, the Board made decisions and supported management to ensure employee engagement methods were prioritised and effective for working remotely during the pandemic, and concentrated on employee wellbeing and business cohesion. Regular internal communications and Staying In Touch forums were put in place to make sure employees were kept up to date on business performance and developments. Tools and resources were also selected to aid flexible and remote working, as well as the extension of our Employee Assistance Programme to cover mental health and wellbeing.

•  The Board took key decisions to temporarily reduce compensation, furlough a large proportion of employees and implement a programme of redundancies. When considering these decisions, the Board balanced the immediate impact on the affected employees with the broader implications for all stakeholders. Measures to temporarily reduce compensation were taken quickly in recognition of the immediate and severe impact on revenues. Decisions on the scale and extent of furlough and redundancies were deferred until informed by a greater understanding of the impact of Covid-19 on the business. The Board kept all measures under regular review, and with growing confidence in the delivery of cost savings and successful management of cash flows, was able to reverse salary reductions ahead of original expectations.

The need to foster the company’s business relationships with suppliers, customers and others See page 31

•  Building and maintaining relationships with both new and long-standing hotel owners, managing connections with critical suppliers and others within our supply chain, and focusing on guest experiences and loyalty are vital to our continued success. These stakeholders in turn look to IHG and rely on our trusted reputation, the advantages of our scale, our owner proposition, consistent guest experiences and rewards for loyalty.

•  The Board maintains oversight and fosters relationships through focusing on strategic and operational matters as part of its regular meeting agendas and interactions with owners, either through the IHG Owners Association or in one to one meetings. It also reviews Guest and Owner HeartBeat surveys to understand the needs and interests of guests and owners. In addition, the Responsible Business Committee keeps under review the Group’s approach to its supply chain and our Supplier Code of Conduct.

•  During the first quarter of the year the Board supported decisions to put Covid-19 health and safety operating procedures into place globally, including the IHG’s Way of Clean programme and IHG Clean Promise, protecting both guests and hotel colleagues. Decisions also allowed for revised flexible booking and cancellation options to be implemented, and protection of guest loyalty membership status.

•  With Board review and support, IHG worked with owners to balance the need to keep hotels open with reduced occupancy, and reduce costs, advising them on adjusting operations, providing fee relief and payment flexibility, delaying renovation requirements, and relaxing brand standards to conserve owner funds. In addition, the Board supported the repurposing of many hotels to provide essential services including accommodation to frontline workers, military personnel and vulnerable members of society. The Company, including Executive Directors, supported hotel owners and lobbied to secure broad government support for the industry, including reliefs and other hospitality-related incentives.

•  The Board reviewed and supported management in engaging with strategic suppliers to adjust service levels, anticipate continuity risks, and address payment terms.

22	IHG | Annual Report and Form 20-F 2020

Factor	Our engagement and commitment	2020 examples of key decisions and considerations

The impact of the company’s operations on the community and planet

•  The Responsible Business Committee supports the Board by reviewing and advising on the Group’s objectives and strategy in relation to its environmental and social impact.

•  IHG’s awareness of the impact it has on the environment, and the impact the environment has on IHG is vitally important to IHG’s reputation and long-term viability. We take active steps to help our hotels measure and manage their environmental impact. We advise and assist hotel owners with making sustainable choices to tackle issues such as climate change, water scarcity and waste management.

•  Our success and the wellbeing of those who work in and around our hotels are closely linked. With nearly 6,000 hotels in over 100 countries, we are proud to be at the heart of local communities and recognise the opportunity we have to make a real difference to others. IHG forms strategic partnerships with non-governmental organisations (NGOs) and charities that can help to make a difference in communities and wider society, with a focus on providing assistance in times of need and boosting economic empowerment through skills building.

•  In 2020, the Responsible Business Committee reviewed and approved a new set of responsible business commitments and a 10-year strategy, covering areas such as diversity and inclusion, carbon reduction, waste and water. As the pandemic spread across the globe, these commitments continued to be refined to address the changing nature of operating responsibly.

•  Despite the short-term challenges IHG faced in 2020, it was important for IHG to commence a project, in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), to understand the risks and opportunities climate change poses for the business. With oversight from the Board and Responsible Business Committee, a readiness review was undertaken to understand where gaps to full TCFD alignment were, and a climate risk assessment framework tailored to our business was initiated. At the end of the year, the Board and third-party experts on climate change reviewed progress made and next steps for 2021, including financial qualification of climate-related risks and opportunities.

See page 29

The desirability of the company maintaining a reputation for high standards of business conduct

•  IHG’s culture is based on its commitments to strong values and its Code of Conduct. Company culture promotes integrity and transparency, gives confidence to stakeholders and makes IHG a desirable company to work with and for. The Board directly, and through its Committees, has responsibility for the Company’s adherence to its values, policies and procedures relating to business conduct, and has a number of standing agenda items to ensure it reviews policies for continued relevance.

•  In 2020, the Directors, through the Responsible Business Committee, reviewed and approved the Group’s fifth Modern Slavery Statement, which includes information on our response to the pandemic, including monitoring its impact on modern slavery and human rights risks and where we have adapted our activities and priorities to respond to these. To affirm its importance and visibility within IHG, the statement is signed by the CEO and published externally.

•  The Audit Committee oversaw enhancements made to enable effective and efficient management of risk in a crisis environment. This included updates to the Global Delegation of Authority Policy and reinforcement of key policies (e.g. Code of Conduct, Information Security and other entity level control arrangements). The Board and the Audit Committee also reviewed continuity arrangements for key corporate offices and critical processes underpinning financial control.

See page 24

The need to act fairly between members of the company

•  IHG’s clear purpose, strong culture, resilient business model and evolved strategy are vital to attracting investment in the Company. Shareholders look to IHG to provide consistent shareholder returns, be committed to robust business ethics, have a strong, diverse, innovative and inclusive culture, and respect the environment and local communities.

•  The Chair and Committee Chairs engage directly with investors on several matters including executive remuneration, diversity and inclusion and environmental, social and governance (ESG) matters. In addition, they receive formal reviews of investor perceptions and regular shareholder updates to ensure the Board is cognisant of their views and interest.

•  The Board commitment to engagement with investors and shareholders was particularly pertinent during 2020 as the pandemic unfolded. The Board received an increased number of business updates in relation to IHG’s liquidity and financing position, and further reviewed and approved an increased number of external trading updates. In addition, the Chair, Executive Directors, and Jo Harlow, Chair of the Remuneration Committee, held a series of meetings with investors in relation to a range of issues, including executive remuneration and IHG’s response to Covid-19, and responded to and acknowledged investor communications.

See page 33

The above statement should be read in conjunction with the rest of the Strategic Report and the Governance Report, including the Committee Reports and Board meeting focus areas.		The Schedule of Matters reserved for the Board and the Terms of Reference for each of the Board Committees are available on our website at www.ihgplc.com/investors under Corporate governance.

Section 172 statement	IHG | Annual Report and Form 20-F 2020	23

Strategic Report

Our culture

Our success and reputation are dependent on our commitment to our values, Code of Conduct, principles, policies, and monitoring and assurance processes. Combined they ensure that we continue to build trust with all our stakeholders, and deliver our purpose of providing True Hospitality for Good.

T	he Board is committed to ensuring that IHG’s culture supports its purpose and strategy. The Board oversees and monitors culture through direct engagement and regular agenda items, including employee engagement survey results, employee resource groups, diversity and inclusion reports, and updates from the designated non-executive director for workforce engagement. Board discussions focus on defining the culture needed to drive IHG’s strategy and embedding it, including through the Code of Conduct, procedures and controls, training programmes, employee communications and tone from the top. These mechanisms ensure that the desired Company culture is promoted and IHG’s purpose and strategy are aligned.

See also Board meetings on pages 83 and 84.

Our behaviours

IHG’s behaviours are aligned to our purpose and strategy, encouraging employees to Move fast, be Solutions focused, Think return and Build one team. Our behaviours were brought into sharp focus in 2020, and we lived them in a range of ways, such as prioritising enhanced operational procedures, including the IHG Way of Clean programme to protect our guests and hotel colleagues, and creating hotel re-opening guides to deliver timely support and training for the re-opening of hotels under enhanced cleanliness and safety measures.

IHG values

Our values, led by the Board, Executive Committee and Senior Leaders, underpin our behaviours, guide how we deliver our strategy, make decisions and live our purpose.

Do the right thing

Show we care

Aim higher

Celebrate difference
Work better together

Code of Conduct

IHG’s Code of Conduct (Code) sets out IHG’s key principles and policies and is fundamental in supporting employees working in IHG corporate offices, reservation centres and managed hotels to make the right decisions, in compliance with the law and our high ethical standards. It provides information on our key principles and global policies, including human rights, diversity and inclusion, accurate reporting, information security, anti-bribery and the environment. It also provides employees with guidance on where to go if they are faced with a difficult issue and need further help. The Code is supported by mandatory e-learnings on Anti-Bribery, Antitrust and Handling Information Responsibly.

The Board, Executive Committee and all employees working in IHG corporate offices, reservation centres and managed hotels must comply with the Code. Each year, they are asked to reaffirm their commitment to it. The principles, spirit and purpose of the Code are relevant to all of IHG and we expect those we do business with, including our franchisees, to uphold similar standards.

The Code is reviewed and approved by the Board on an annual basis to ensure it reflects and responds to changes in the external environment and continues to support IHG’s purpose and strategy.

We continuously evolve our Code training, including our engagement and measurement approaches. During 2020, the Code provided a critical framework for responding to the challenges of Covid-19, and we focused on raising awareness, through targeted internal communications, of the annual Code e-learnings requirement.

The following policies and principles are key areas of the Code, each of which are supported by their own guidance and training materials.

Human rights and modern slavery

IHG is committed to respecting the human rights of all our colleagues, guests and the communities we operate in, and we continue to encourage those we do business with, including our suppliers and hotels owners, to prevent, mitigate and address adverse impacts on human rights, including modern slavery. We seek to advance human rights through our business activities and by working together with others to identify challenges and effective solutions.

A key focus of our human rights programme in 2020 has been on addressing risks relating to migrant workers, who may be increasingly vulnerable during the Covid-19 crisis. This work has included development of internal guidance, particularly in relation to staff accommodation for hotel colleagues.

Further information is provided in our Modern Slavery Statement, which is available on our website www.ihgplc.com/modernslavery

Bribery and financial crime

IHG does not permit any form of bribery or financial crime, including improper payments, money laundering and tax evasion, under any circumstances. This also applies to any agents, consultants and other service providers who work on IHG’s behalf.

Our Anti-Bribery Policy sets out our zero-tolerance approach and is applicable to all Directors, Executive Committee members, employees and managed hotels, and is accompanied by a mandatory Anti-Bribery e-learning module. In addition, our Gifts and Entertainment Policy supports our approach to anti-bribery and corruption.

IHG is a member of Transparency International UK’s Business Integrity Forum and participates in its annual Corporate Anti-Corruption Benchmark. Each year, the results from this benchmark help to measure the effectiveness of our anti-bribery and corruption programme and identify areas for continuous improvement.

24	IHG | Annual Report and Form 20-F 2020

Handling information responsibly

IHG is committed to ensuring that the way we manage data and information received from the following is trusted and that we address cybersecurity threats: guests booking via our reservation channels, members of our loyalty programmes, colleagues, shareholders, and other stakeholders. We have standards, policies and procedures in place to manage how personal data can be used and protected. Our e-learning training for employees on handling information responsibly is a mandatory annual requirement, and covers topics such as password and email security, using personal data in accordance with our policies and privacy commitments, how to work with vendors and transferring data securely.

In 2020 we carried out additional awareness campaigns with communications to employees on a variety of topics such as phishing, passwords and security when working from home.

We continue to develop our privacy and security programmes to address evolving requirements and take account of developing best practice. The Board and Audit Committee regularly receive updates, and review our privacy and information security programmes.

IHG’s Code of Conduct is available in 10 languages on our website www.ihgplc.com/responsible-business and also the Company intranet.

IHG is a member of the United Nations Global Compact (UNGC), and is committed to alignment of IHG’s operations, culture and strategies with the UNGC’s 10 universally accepted principles in relation to human rights, environment and anti-corruption.

Our monitoring and assurance processes

In addition to our Code e-learnings, we monitor and assess our culture through employee engagement surveys, feedback from employee forums, tracking of e-learning completion, our confidential reporting hotline, and third-party consultant surveys.

As a result of the pandemic, 2020 Executive Committee meetings were increased to a weekly cadence, in order to respond to the fast-moving industry and IHG environment. This increased frequency enabled regular performance and risk reviews, and allowed for rapid decision-making. The Executive Committee closely monitored high and trending risks, reviewed the status of hotel closures due to Covid-19, and tracked corporate and reservation employee sentiment aligned to our core values and behaviours.

Within IHG, various functions consider where additional guidance, learning materials or adjustments to existing controls are required. For example, during 2020 we enhanced our processes for handling information responsibly and our Information Security Team implemented additional monitoring to respond to heightened risks of data loss from stresses that Covid-19 placed on processes, people and supplier arrangements. The Board and Audit Committee received regular updates from key risk and control functions and considered the appropriateness of risk management and internal control arrangements.

In relation to our key business ethics, principles and policies, we carry out risk-based due diligence and compliance checks on new third-party hotel owners with whom we enter into hotel management or licence agreements. This includes the use of screening and monitoring tools and the provision of guidance for our Legal, Franchise Administration, and Development teams. In 2020, we successfully trialled and launched an enhanced version of our due diligence risk management platform, resulting in increased automation of internal escalation processes, faster counterparty searches and improved adverse media screening.

A central committee of senior IHG decision-makers considers and reviews any material issues identified in our due diligence, such as concerns or allegations of human rights violations, financial crime including bribery and corruption, or other activities which may have a reputational, legal or ethical impact on IHG. Contingent on any risks or concerns identified, external legal or consultancy expertise may also be utilised, including with respect to entry into new markets.

To help manage and monitor our corporate supply chain, an automated procurement system is used across many of our large corporate offices. In addition to acknowledging adherence to IHG’s Supplier Code of Conduct, new suppliers onboarded to the system are required to complete due diligence questionnaires, which include questions on human rights, labour, environment and anti-corruption relevant to suppliers’ own operations and supply chains.

Our Internal Audit team provides objective and insightful assurance that we have appropriate controls in place to support our growth ambitions. Throughout 2020, Internal Audit focused on both specific reviews of processes and controls, and ongoing discussions with management, while considering the dynamic inherent risks created by the crisis and the organisational and process changes which have resulted from it. Internal Audit also provides independent oversight of the mechanisms in place for confidential reporting across IHG, including the design and operation of the reporting hotline, and maintains an ongoing dialogue with employees from Human Resources, Ethics and Compliance and Finance to monitor:

•	the volume of reports received;

•	the source and nature of allegations received; and

•	the overall environment across the Group to promote a ‘speak-up’ culture.

Non-financial information statement

Non-financial information, including a description of policies, due diligence processes in pursuit of policies, outcomes and risks and opportunities are set out as follows:

• Impact of the Company’s activities on the environment on page 29

• Social matters on page 29

• Anti-corruption and anti-bribery matters on pages 24 and 25

• Employee matters on pages 26 to 28

• Respect for human rights on page 24

• A description of the Group’s business model on pages 12 to 15

• The Group’s principal risks on pages 34 to 41

• The Group’s KPIs on pages 43 to 46

Our key stakeholders and factors affecting IHG
The following pages describe the importance of our key stakeholders and factors affecting IHG, and our consideration for them during 2020.

Our people see page 26	Communities and planet see page 29	Our guests, owners and suppliers see page 31	Shareholders and investors see page 33

Our culture and responsible business	IHG | Annual Report and Form 20-F 2020	25

Strategic Report

Our people

Our people are fundamental to IHG achieving its purpose and strategic goals. IHG’s business model means that we do not employ all colleagues. We directly employ individuals in our corporate offices, reservation centres, and managed, owned, leased and managed lease hotels. However, not all individuals in managed, owned, leased and managed lease hotels are directly employed, and we do not employ any individuals in franchised hotels (nor do we control their day-to-day operations, policies or procedures).

W	e do not underestimate the immense amount of hard work, commitment and sacrifice that was shown by our people over the course of last year. The Board and Executive Committee are immensely proud of all our employees around the world as teams adapted and responded to such an unprecedented challenge – their determination demonstrated the very best of IHG and our industry, living up to our values and delivering our purpose of providing True Hospitality for Good.

Attracting, developing and retaining talent

To achieve our strategic priorities, we know we need to attract, develop and retain a diverse and talented workforce. This commitment is emphasised throughout our global hiring guidelines and initiatives, such as unconscious bias training, and is backed up by our D&I Policy, which ensures we consider diverse attributes, perspectives, cultures and experiences. Our global flexible working guidelines are aimed at making IHG an attractive company to work for and we advocate work/life balance.

During 2020, our recruitment activities reduced significantly as a result of Covid-19. However, we are committed to securing future talent pipelines and our candidate relationship management tool has 184,000 subscriptions from over 81,000 potential candidates.

As the impact of Covid-19 deepened, steps were taken to curtail people-related costs in both corporate offices and the managed hotel estate. The Board was consulted and a global plan was created to reduce costs and help employees, including supporting the re-deployment of hotel colleagues into other work opportunities. In the Americas and EMEAA, we launched the ‘IHG Hotel

Colleague Job Center’ to connect those impacted with organisations recruiting at scale. We also implemented IHG Alumni sites to stay connected with furloughed and former employees, sharing news and job opportunities.

In the mid to long term, we are focused on implementing features of our Talent Acquisition Programme, with a priority focus on our Employee Value Proposition (EVP). Our aim is to make IHG an employer of choice, and we launched the refreshed EVP in February 2021, including a new consolidated careers website which brings together multiple careers sites and key messaging around opportunities to belong, develop and make a difference. The website features job alert functionality where potential candidates will receive email notifications of any recently posted jobs that match their predefined criteria.

Employee engagement statement

Our statement relates to only IHG’s directly employed individuals and should be read in conjunction with our S172 statement.

At IHG we foster a culture of open and honest engagement and feedback. We have a wide range of engagement forums including an engagement survey, management-led performance updates and a designated non-executive director for workforce engagement. Through these forums we hear from and talk to employees about IHG’s performance, key metrics, values, and diversity and inclusion initiatives.

With the shift to remote working, we implemented virtual solutions to ensure employees kept in touch, maintained working relationships and were provided with Company updates. This included video meetings, podcasts and regular global calls with the CEO and other Executive Committee members. Global calls covered performance and other metric updates, alongside a wide range of other topics, as well as live Q&As.

The Board and Executive Committee were kept updated of employee interest and concern areas, and this influenced, for example, the set up of an emergency support fund to provide immediate help for employees facing financial hardship. The Company provided nearly $1.3m and assisted 2,134 employees across 10 countries.

The health and wellbeing of employees was a priority concern, and the Board and Executive Committee reviewed actions to help counter potential physical and mental effects of the pandemic and remote working, including re-charge days and no meeting Fridays. All corporate employees have access to an Employee Assistance Programme (EAP), which was extended to 31 countries. Other measures included a flexible learning summit, which more than 4,000 employees accessed, as well as surveys on employee remote working experiences, initiatives to raise mental health awareness, and HR and manager training programmes.

Due to the impact of the pandemic, our employee engagement survey, completed by employees in corporate and reservations offices and General Managers in managed hotels, was only conducted once during the year. The survey provided employees the opportunity to share their views on key issues relating to Company culture, IHG’s Covid-19 response, working from home, and health and wellbeing. Overall engagement remained stable at 79%, above external top quartile benchmarks. There were significant engagement improvements in relation to employees having the right tools and resources to carry out their jobs, work collaboration and decision-making speed. The main area for improvement was career development opportunities. Short pulse surveys carried out during the year also showed significant positive responses to the transparent and open nature of communications from Senior Leaders.

Further information about the activities of the designated non-executive director for workforce engagement can be found on page 92.

26	IHG | Annual Report and Form 20-F 2020

$1.3m

Emergency support fund

The Company provided $1.3m and

assisted 2,134 employees across 10

countries

79%

Employee engagement survey

Overall engagement remained stable

at 79%, above external top quartile

benchmarks

152

Future Leaders

Greater China successfully screened,

recruited and onboarded 152 Future

Leaders during 2020

49%

Our employee share plan

49% of eligible employees took up

the plan in 2020, its first year of

operation, with just over 82% opting

to pay the maximum contribution

Early talent development

Our Early Careers Programme offers work experience, internships and graduate opportunities to individuals looking to have a career in the hospitality industry, and helps attract talent into our managed hotel estate. The vast majority of face-to-face offerings were impacted as a result of the global pandemic, however in Greater China we successfully screened, recruited and onboarded 152 Future Leaders during 2020, which will support IHG’s continuing recovery in the region during 2021.

Ongoing talent development

We are firmly committed to investing in our employees and have various toolkits to help plan for and shape their development. We believe in having conversations that count. Employees engage in quarterly check-in conversations with line leaders to plan personal development and discuss career aspirations. Our leadership teams regularly discuss talent pipeline pools to identify and develop succession groups for roles with similar characteristics.

We also invest in individuals who work in and support our managed hotels, and have developed and delivered new learning modules during 2020 to help hotel teams adapt during Covid-19. Examples of new training topics include how to conduct a virtual sales call, how to implement an evolved food and beverage offering, and the IHG Way of Clean programme.

As at 31 December 2020	Male	Female	Total
Directors	8	5	13
Executive Committee	7	3	10
Executive Committee direct reports	37	23	60
Senior managers
(including subsidiary directors)	73	27	100
All employees
((whose costs were borne by the Group or the System Fund)	5,748	7,084	12,832

Reward culture

IHG’s reward culture aims to attract, retain and motivate top talent, and is centred around a set of core principles, managed through robust governance, including being recognised and paid competitively for contribution to the Group’s success. Our principles ensure that reward and recognition practices are fair and consistent across our employee population, regardless of gender and other aspects of diversity, and that there is alignment between the wider direct workforce and executive remuneration. We regularly review our approach externally, ensuring we meet the needs of employees by offering market-driven rewards packages.

Our employee share plan is available to around 98% of our corporate employees below the senior/mid-management level (who receive LTIP and restricted stock units awards). IHG matches the number of shares bought by employees through the plan. 49% of eligible employees took up the plan in 2020, its first year of operation, with just over 82% opting to pay the maximum contribution rate each month. Registration for the 2021 plan took place in December 2020, with a take up of 50%.

In response to Covid-19, IHG made difficult decisions in relation to pay, furloughs, reduced hours and redundancies to protect the Company’s long-term future. In March, the 2020 salary merit increase was cancelled, and at the end of Q1 reductions in salary and Company retirement contributions were implemented. However, bonuses earned over 2019 were honoured. In Q2, decisions to furlough and implement partial working hours were taken, and to further manage costs and set the business up for recovery, global redundancies were made from July. Though our recovery is still in progress, our efforts to manage our liquidity allowed us to return employees to full salaries ahead of schedule in October 2020.

See pages 98 and 100 for more information about our wider remuneration policies.

Our culture and responsible business	IHG | Annual Report and Form 20-F 2020	27

Strategic Report

Our people continued

Diversity and inclusion (D&I)

IHG is a global business, and our D&I Policy and approach are designed to represent our people and the guests who stay in our hotels, who are made up of multiple nationalities, cultures, races, sexual orientation, backgrounds and beliefs. We are proud of our diverse and inclusive culture. It underpins our purpose to provide True Hospitality for Good, and is crucial to who we are, how we work together and how we grow our business.

Our D&I Policy supports our recruitment, development and reward practices. Diversity and inclusion is a top priority for the Board, which, through the Responsible Business Committee, has assessed and realigned our priorities and commitments in 2020 to meet changing expectations and societal concerns. We bring our D&I Policy to life through a Global D&I Board and regional D&I Councils, who focus on locally relevant initiatives. Our diversity and inclusion framework is built on three core focus areas.

Strengthening a culture of inclusion:

We know we need to do more to support, nurture and strengthen our diverse and inclusive culture. During 2020, we made a number of commitments such as doubling ethnic minority representation in leadership, particularly to support our Black employees and communities in the Americas, which is helping to shape our response in other regions.

We continue to deliver ongoing inclusive leadership learning programmes and resources for leaders and managers, and we are developing an inclusion index to track perceptions of culture and behaviour in our employee engagement survey. We also are committed to supporting education, employability and empowerment in the community through partnerships with the National Urban League and National Center for Civil and Human Rights.

Our Employee Resource Groups (ERGs) have continued to expand and play a crucial role in supporting our diversity and inclusion commitments. The BERG (Black Employee Resource Group) was instrumental in steering IHG’s response to racial inequality issues in the US.

Our drive to celebrate difference and contribute to making sustainable changes in our organisation also led to the creation of several new ERGs to support other facets of diversity and inclusion, including the Family Network which launched globally in the first half of 2020, and a new ethnic minority diversity network for UK-based employees, EMbrace. Similarly, our Hype ERG, focusing on early career opportunities and networking, is expected to debut in UK in the first half of 2021, after successfully launching in Greater China, the Americas and wider EMEAA. The importance of IHG’s ERGs can be seen in activities such as awareness campaigns for Black History Month, Diwali celebrations, and Senior Leaders sharing their experiences with Lean In circles.

Other activities in 2020 included celebrating International Women’s Day across our managed hotels and corporate offices, under the global theme of #eachforequal. A series of events was produced to celebrate equality throughout IHG and how we are supporting female progression and equality at work.

In June we committed globally to recognising and celebrating Pride month. Like many other companies, our approach in 2020 changed, initially to reflect the limitations of Covid-19 and then more significantly to support the fight against racism and inequality, particularly in the US. In collaboration with Senior Leaders, the BERG and Out & Open members, we adapted our celebration activities to emphasise the importance of inclusivity more broadly. We switched our visual support for Pride month from the traditional rainbow to a more inclusive Pride flag that reflected the rights of both people of colour and the transgender community.

Increasing the diversity of our leadership talent:

As part of our refreshed responsible business plan, we aim to drive gender and ethnicity balance in particular in our leadership teams.

We will continue to deliver talent programmes, such as the Rise programme, which is focused on increasing the number of women in General Manager and Operations roles. During 2020, this programme played a critical role in developing and retaining key female talent across all regions through mentoring sessions, career development workshops, high-impact learning modules, and empowering conversations. In October 2020 we launched a monthly series of ‘conversations with Leaders’ for the RISE cohort and their mentors in the EMEAA managed estate hotels. This inspiring platform connects the group virtually and continues to grow and develop critical leadership experiences.

In Greater China, a series of ERGs known as the ‘Rose Alliance’ was created for existing female General Managers to support further professional development and encourage networking.

In the Americas, as part of the commitments we announced in 2020, we are launching a bespoke programme to develop Black leadership talent and build partnerships with organisations dedicated to supporting Black employees.

Putting the right decision-making around our actions:

IHG recognises that decision-making must be inclusive and take into consideration diverse viewpoints. In the Americas, we are rolling out mandatory unconscious bias training for more than 10,000 US corporate and managed hotel employees. We are also implementing processes to ensure that our recruitment initiatives include a diverse candidate shortlist and interview panel process. In the UK, we signed the UK Race at Work charter with the BITC (Business in the Community) in July 2020. We are committed to using the key focus areas outlined in the charter to further drive our race and ethnicity diversity and inclusion actions.

We will continue to build on our diversity and inclusion practices over the year ahead, with a refreshed set of commitments to ensure we continue to expand access to conscious inclusion training for employees, and strengthen our data capture alongside piloting new diverse talent programmes.

See also our Governance Report and statement on disability in the Directors’ Report.

See our D&I Policy on our website at www.ihgplc.com/responsible-business

28	IHG | Annual Report and Form 20-F 2020

Communities and planet

The Board’s Responsible Business Committee oversees and agrees IHG’s environment and community strategy and commitments, and our Responsible Business targets underpin both. We recognise changing expectations around environment and community matters, and as our 2018-2020 targets come to an end, we look ahead to our new 10-year responsible business plan and ambitious targets.

Community

Our community policy promotes and guides us to support local communities, partner with global charities, assist communities impacted by disasters, and help build employment skills among the disadvantaged.

During our 2018-2020 target reporting period we contributed $3.4m to charitable causes, supporting more than 400,000 people. Over the same period, 328,000 colleagues supported community projects across the globe. Our annual Giving for Good month was transformed in 2020 into our Giving for Good awards, in honour of the UN International Day of Volunteering, to reflect the efforts of our colleagues. We celebrated more than 28,000 colleague stories, who collectively spent 212,580 hours supporting people in need.

As a result of the pandemic, we saw social disparities and inequalities exacerbated. We assisted local communities by working with existing charity partners and building new partnerships with NGOs:

•	We supported frontline workers by repurposing hotels to provide accommodation for frontline workers, military personnel and vulnerable members of society.

•	We partnered with #FirstRespondersFirst in the US, donating accommodation through IHG Rewards point donations; and launched a ‘heroes’ rate for first responders and key workers.

•	We supported foodbank infrastructure and services across 70 countries. Key partners included ‘No Kid Hungry’ (US), ‘Trussell Trust’ (UK), Global FoodBanking Network and European Food Banks Federation. Our partner, the Global FoodBanking network, provided meals to more than 27 million people, across a network of 900 foodbanks in 44 countries.

•	In 2020, we supported 1,428 colleagues impacted by disasters; we continued to work with CARE International UK, the British Red Cross, American Red Cross and International Federation of Red Cross and Red Crescent Societies (IFRC); and enabled point donations to these organisations from IHG Rewards members.

IHG® Academy and Change 100

IHG is committed to increasing the number of young people coming through the IHG Academy, a collaboration between our hotels, corporate offices, local education providers and community organisations. It provides local people with the opportunity to develop skills and improve their employment prospects. Despite having to pause the majority of programmes in 2020, we were able to support 3,277 participants, and achieved our target of supporting over 31,000 people between 2018 and 2020. We also have a partnership with Junior Achievement Worldwide, helping young people build hospitality skills. In 2020 we moved our offerings online.

Change 100 is a programme that takes place each summer and provides paid work placements and mentoring for students and recent graduates with disabilities. During 2020, in partnership with Leonard Cheshire, we held a virtual summer internship for 13 participants in the UK, that included a project focused on creating innovative ideas for IHG’s sustainable hotel room concept.

Planet

Our environment policy sets out our approach to measuring and managing our environmental impact, and supports and guides us to find ways to reduce our environmental footprint. Our Group-wide environmental management system, IHG Green Engage™, helps hotels measure, manage and reduce energy, carbon, water and waste consumption, and recommends green solutions.

Waste management

Across the hospitality industry there is a significant amount of waste created. It is essential that we find ways to reduce this by reusing, recycling or designing out items at scale. IHG is committed to working with others to find innovative solutions.

Examples of this include:

•	removing single-use plastic miniature bathroom amenities and switching to bulk-size products;

•	partnering with organisations and innovators to help reduce food waste. In Australia, we partner with OzHarvest to help donate food to local communities. We’re also working with Winnow Solutions to use technology to track, measure and reduce food waste at a number of our EMEAA hotels; and

•	working with suppliers to repurpose single-use plastic bottles into fillings for duvets and pillows in our voco hotels. To date, more than three million bottles have been diverted from landfill this way.

As a result of Covid-19, hygiene and cleaning measures are likely to have an impact on the environment. Whilst short-term allowances have been made, we have considered and implemented ways to reduce our impact, such as fewer printed items across hotels.

Biodiversity

Through IHG Green Engage, we provide guidance aimed at preserving and protecting on-site local flora and fauna, and the wider regional ecosystems affected by hotel operations. This includes advice on management of green spaces and long-term strategies for protecting local habitats.

Carbon footprint

Hotel energy consumption across the industry represents around 1% of total global greenhouse gas (GHG) emissions. Since 2012 we have tracked carbon reduction per occupied room (CPOR), and our 2018-2020 target was to reduce CPOR by 6-7%. At the end of 2019 we reported a 5.9% reduction. As a result of reduced occupancy levels during 2020, we ended the target period with a 10.2% increase, meaning we did not achieve our target. However, over the same period we reduced our absolute carbon emissions by 23.6%.

In 2020, we had our carbon science-based target approved by the Science-Based Target Initiative, which requires we achieve a 15% absolute carbon footprint reduction in our managed, owned, leased and managed lease hotels; and a 46% per m2 carbon intensity reduction in our franchised estate by 2030, (from a 2018 base). From 2021 onwards we will be reporting in line with these targets.

Water stewardship

In relation to previous risks identified and our stewardship action plan, we worked with the Alliance for Water Stewardship during 2020, and launched projects in China and Australia, taking our total to six projects, meeting our commitment in this area. As signatories of the UN Global Compact CEO Water Mandate we communicate progress each year against six core commitment areas. Water stress is a local issue, which varies considerably between markets. To ensure we collaborate at a local level, we have become members of the Water Resilience Coalition.

Our culture and responsible business	IHG | Annual Report and Form 20-F 2020	29

Strategic Report

TCFD

W	e are committed to doing our part to address climate change by reducing our carbon emissions, and in early 2020 we announced new 2030 science-based targets to reduce our greenhouse gas emissions in line with the Paris Climate Accord. While we have an asset-light business model, with the majority of IHG hotels owned by a third party, our commitments cover the operations of all our hotels globally, whether managed, owned, leased, managed lease or franchised.

The Board recognises the importance of understanding and managing the impact of potential climate-related risks and opportunities on

IHG’s business and strategy. In early 2020 we made a formal commitment to support the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and have engaged a third-party expert to support with the more technical elements of the project. During the year we completed a ‘readiness review’ to understand IHG’s gaps to full TCFD alignment and developed a climate risk assessment framework tailored to our business which was used to conduct a qualitative risk assessment including scenario planning. This will be used as the basis for an in-depth quantitative risk assessment in 2021, which will enable detailed reporting against the TCFD recommendations in our 2021 Annual Report and Form 20-F.

Governance

The IHG Board has collective responsibility for managing climate-related risks and opportunities and is advised by the Board’s Responsible Business Committee on the Group’s corporate responsibility strategy, including our approach to climate-related risks and opportunities. Committee meetings are regularly attended by our Chair, CEO, EVP, Global Corporate Affairs and VP, Global Corporate Responsibility.

Our CFO, EVP, Global Corporate Affairs and EVP, General Counsel and Company Secretary co-lead executive level management of climate-related risks and opportunities and report to our CEO. Our regional CEOs for the Americas, EMEAA and Greater China lead the implementation of environmental programmes at an operational level, supported by IHG’s Global Corporate Responsibility team.

During 2020, we established an internal TCFD Steering Group, with senior representation from Finance, Risk and Assurance, Strategy, Corporate Responsibility, and the Legal, Compliance and Company Secretariat team, who are responsible for leading the project.

Strategy

Led by our TCFD Steering Group and working with specialist consultants, during 2020 we carried out over 30 Senior Leader stakeholder interviews to identify key value drivers for the business and completed a global qualitative risk assessment to understand where and how climate change may affect these value drivers over the short, medium and long term.

We held two scenario planning workshops with cross-functional Business Unit leaders, to review potential risks at 2°C and 4°C scenarios over one, five, 10, 15 and 30 year time horizons. Our analysis covered acute and chronic physical risks, including droughts or floods, water stress, wildfires and rising sea levels, as well as transition risks, such as changes in stakeholder expectations, travel patterns, climate policy and regulation.

This work culminated in a dedicated TCFD session with our Board in December 2020, to discuss climate change as a strategic resilience issue, review actions already completed and identify priorities for 2021 to close any gaps to TCFD alignment. The focus for next year will be an in-depth financial evaluation of key risks identified during the qualitative analysis, as well as an assessment of potential impacts on IHG’s growth strategy and financial planning.

Risk management

We consider climate change within the context of environmental and social megatrends as one of our principal risks. To reduce our carbon footprint and manage our exposure to climate-related risks, in 2019 we made carbon reduction a metric for all hotels globally (see below) and in 2020 we launched our science-based targets and started more formal implementation of the TCFD recommendations.

Our Risk Management team is part of our core TCFD working group and as such is closely involved in the work to assess in more detail IHG’s potential exposure to both physical and transition risks over the short, medium and long term. This will facilitate further embedding of climate-related risks into our global risk management and mitigation procedures, as appropriate, to support the long-term resilience of the business.

Metrics and targets

The IHG Green Engage™ system is our global environmental management platform and is critical to our ability to identify, assess and mitigate climate-related risks. As part of our brand standards, all IHG hotels globally are required to use the platform and report their monthly utility use on the platform, which in turn provides hotels with trend data, benchmarking information, green building solutions and return on investment information, to help them identify key opportunities for maximising carbon, energy, water and waste efficiency and reducing their overall utility costs.

Carbon reduction is one of IHG’s 10 global metrics, with both Group and hotel level targets set on an annual basis. Achievement of the global metrics is one of the criteria used in the annual performance plan calculations for corporate employees and General Managers of managed hotels.

In 2020, we launched our science-based carbon reduction targets – to reduce absolute carbon emissions from our managed, owned, leased and managed lease hotels by 15% by 2030, and to reduce carbon emissions per square metre from our franchised hotels by 46% by 2030, both against a 2018 base year. For more information on our Scope 1, 2 and 3 emissions and our performance against our targets, please see page 221.

As we complete our financial impact assessment of climate-related risks, this will inform the development of any additional metrics and targets around the management and mitigation of risks and the strengthening of IHG’s business resilience against climate change.

Management objectives for 2021

•  Complete financial quantification of key climate-related risks and opportunities.

•  Analysis of the relative importance of these climate-related risks compared to our wider enterprise risks.

•  Develop roadmap for embedding climate-related risks and opportunities into IHG strategy, financial planning and decision-making.

•  Present findings and proposals for discussion at our annual Board strategy day.

•  Embed findings into 2021 Annual Report disclosures, to demonstrate full alignment with TCFD recommendations.

Please see further information in the preceding pages of the Strategic Report, as well as risk management and Governance and Directors’ Reports.	See our Responsible Business Report on our website at www.ihgplc.com/responsible-business

30	IHG | Annual Report and Form 20-F 2020

Our guests, owners & suppliers

Business relationships with suppliers, customers and others

As set out in our S172 statement, our business relationships with our guests, hotel owners and suppliers are fundamental to our commercial success.

During the year, the Board and Executive Committee focused on what was critical for guests, hotel owners and suppliers. They considered and agreed operational procedures, cost management solutions and payment terms to support these stakeholders through the pandemic.

The Board has standing agenda items to consider strategic and operational matters that include guests, owners and suppliers, and receives reports, presentations and feedback from management. Through the Responsible Business Committee, it monitors targets in relation to responsible procurement and reviews the Supplier Code of Conduct. In addition, the Chair and Executive Directors engage directly with hotel owners.

The following information sets out more detail about our relationships with our guests, hotel owners and suppliers, and describes how our relationships with these key stakeholders have been maintained and strengthened in 2020.

  See also our business relationships disclosure on page 222.

8

guest relations contact centres in 5 countries

1,700+

guest relations agents speaking 12 languages

12 m+

lines of enquiry dealt with during 2020

2.5 m

Guest HeartBeat surveys completed in 2020

2.5 m

social reviews received in 2020

Hotel guests

Operating with a clear focus on what’s important to customers is key to ensuring consumer preference for our brands. Important to them is a consistent and safe stay experience, reward for their loyalty, and brands that can be trusted. In 2020, this came to the forefront more than ever with the need to provide clean and safe hotels, and flexibility in relation to hotel stays and the IHG Rewards programme.

Day to day accountability for ensuring that IHG’s strategy relating to guests is prioritised lies with the Executive Committee, including the Executive Directors, who regularly receive guest data and insights including updates on guest satisfaction, Guest Heartbeat survey results, and loyalty contributions. To provide oversight, the Board also receives regular operational presentations and updates, including delivery against relevant metrics and KPIs.

During 2020, with Board agreement, IHG enhanced and drove implementation of the IHG Way of Clean programme and IHG’s Clean Promise into all regions to protect guests, and also implemented a flexible cancellation policy, temporary loyalty programme changes, including reducing stay qualification, and revised operational procedures in relation to food and beverage offerings. These decisions balanced local government guidelines, owner costs and guest expectations. In addition, 1,500 guest relations agents switched to remote working, ensuring we continued to provide quality service to our guests.

Positive guest sentiment is vital to our customer-centric strategy. Apart from Guest Love we have other metrics in relation to loyalty, sales and guest relation interactions. Measures put in place during 2020, such as the flexible cancellation policy, were in direct response to guest requests to cancel and rearrange their bookings because of the pandemic.

   See page 18 for more information on our

          customer-centric strategy.

Hotel owners

IHG predominantly franchises its brands, but also manages hotels on behalf of third- party hotel owners, and has a global network of hotel owners. Our success is reliant on our effective execution of our corporate strategy, a strong owner proposition, our shared commitment to delivering our purpose and desire to maintain high business standards.

We predominantly measure our relationship with hotel owners through the Owner HeartBeat survey, which the Board and Executive Committee receive and review, but other metrics, such as the Signings KPI, indicates the attractiveness of our owner proposition.

We engage with hotel owners in a variety of ways, depending on whether their hotels are franchised or managed. For example, we engage with franchised hotel owners through annual portfolio and hotel reviews, and also through the IHG Owners Association (IHGOA). The IHGOA represents the interests of more than 4,500 hotel owners and operators worldwide. We work with them

IHG complies with the statutory reporting duty on payment practices and performance and is a signatory of the Prompt Payment Code.

Our culture and responsible business	IHG | Annual Report and Form 20-F 2020	31

Strategic Report

Our guests, owners & suppliers continued

to obtain feedback on IHG standards, programmes and initiatives, including our System Fund.

During 2020, with the hospitality industry significantly impacted by Covid-19, the Board, through the Executive Committee, agreed and put in place a range of measures to help protect owner cash flow including supplier discounts, fee relief and flexible payment options. Decisions were reviewed against the impact on IHG’s own cash flow and revenue requirements, hotel operational costs and what was needed to be done to protect guests. For example, the costs of implementing the IHG Way of Clean programme were balanced against reductions in other operational and brand standard costs, such as delaying planned refurbishments.

Further support for owners included provision of tailored recovery toolkits and targeted marketing campaigns to drive hotel demand. Our regional CEOs lobbied at the highest levels of government (including with the President of the United States and the speaker of the US House of Representatives), as well as through trade bodies, to gain support for the hospitality industry. In the UK, Keith Barr worked with other Executive Committee members to ensure that appropriate support was provided by the UK Government to help owners through the difficult trading period caused by restrictions and government lockdowns.

Suppliers

Working with suppliers is vital for our operations and for driving our responsible business commitments. Our supply chain activities are split into two categories: corporate and hotel supply chains. Our corporate supply chain covers items such as technology and professional services, and includes a number of strategic suppliers, identified for their contractual and operational value. For example, we have a technology agreement with Amadeus Hospitality Americas, Inc. for the development and hosting of the Group’s Guest Reservation System.

Procurement of goods and services at hotel level covers items required for opening, renovating and operating a hotel, such as food and beverages, furniture, linen and electrical goods. However, most of our hotels are owned by independent third-party owners, who are responsible for managing their own independent supply chains.

During 2020, IHG considered and responded to the impact of Covid-19 on suppliers, taking actions such as renegotiating payment schedules across key vendors and increasing engagement with strategic suppliers on service levels and continuity risks.

The Procurement function drives IHG’s responsible business agenda into our supply chains, which is agreed with the Responsible Business Committee. The responsible procurement agenda was significantly impacted by Covid-19 in 2020. However, the function was instrumental in supporting owners and hotels with sourcing PPE and other emergency supplies, and used IHG’s scale to provide support to supplier negotiations.

Despite much otherwise reduced sourcing activity, the function, supported by the Responsible Business Committee, focused on the core elements of responsible procurement through (i) our supply chain risk assurance programme, (ii) our IHG Green Supplier programme, (iii)

improving employee awareness of responsible procurement, and (iv) ongoing collaboration with key suppliers bringing innovation, smarter choices and business efficiency for our hotels and owners.

We made good progress with our supplier risk assurance programme. Following the previous launch of desktop-based risk assessment questionnaires and risk profiling suppliers based on their responses, we requested additional information from a number of suppliers to better understand their practices in certain areas. We paused the programme during the year to focus on addressing the challenges of the pandemic, but are expecting to recommence the programme in 2021.

We were also able to introduce a new set of responsible procurement criteria for prospective suppliers. The pre-contract assessment is part of IHG’s tendering process and includes questions about suppliers’ governance, human rights and environmental practices relevant to suppliers’ own operations and supply chains.

Supply chain mapping

During the year, in partnership with CARE International UK and our key suppliers, we continued our programme focused on the textiles supply chain, aimed at creating a more gender-inclusive workplace, leading to more productive, resilient and secure value chains. Recognising the environmental impact of textiles, we also partnered with the University of Exeter to carry out an environmental assessment of IHG’s textiles value chain in support of identifying opportunities for IHG to transition towards circularity.

32	IHG | Annual Report and Form 20-F 2020

Our shareholders

W	e are committed to maintaining an open dialogue and a comprehensive programme of investor relations activities, and pride ourselves on keeping up-to-date with best practice and market views

through independent advice and guidance

from a number of agencies and brokers.

The Chair and Committee Chairs actively engage with investors to ensure they are aware and understand the views and perceptions of our major shareholders, and the Board receives formal external reviews of investor perceptions. In addition, our Registrar, EQ, and J.P. Morgan Chase Bank, N.A., custodians of our American Depositary Receipts (ADR) programme, have teams set up to deal with shareholder and ADR holder queries.

During 2020 both Keith Barr and Paul Edgecliffe-Johnson presented IHG’s 2019 year-end and 2020 interim results to institutional investors, analysts and media. Telephone conferences were held following first and third-quarter trading updates, including Q&A sessions with sell-side analysts.

The Chair and other Board members continued with their annual cycle of investor meetings with major institutional shareholders during 2020, albeit meetings were held virtually and the usual range of meetings was adjusted as a result of the pandemic. Patrick Cescau engaged with our largest shareholders to discuss broader governance matters and the Company’s situation and response to Covid-19. Jo Harlow, Chair of the Remuneration Committee, held a series of investor consultation meetings with major shareholders, in relation to Executive Directors’ remuneration. In addition, following Sharon Rothstein’s appointment to the Board she undertook an introductory meeting with a major shareholder, and Dale Morrison, our Senior Independent Director, was and remains available to shareholders if they have concerns they wish to discuss.

As in previous years, significant engagement occurred with sell-side analysts and investors. The market was kept updated of IHG’s business situation during the year through a number of stock exchange announcements, including updates on its financing and liquidity. Individual investor meetings and conferences were hosted, and both Keith Barr and Paul Edgecliffe-Johnson hosted virtual fire-side meetings. Below Board level, various business leaders including representatives from Corporate Responsibility and Ethics and Compliance, held meetings with shareholders to discuss responsible business focus areas.

AGM

The 2020 AGM was held in constrained circumstances, following UK Government lockdown measures and advice from IHG’s external legal advisors. Our belief is that AGMs are an invaluable forum for communicating with investors and shareholders. With the likelihood of continued constraints in place, due to UK Government Covid-19 physical distancing measures, we continue to evaluate how our AGM on Friday 7 May will be held. The notice of meeting, including details of the conditions of admission, will be sent to shareholders and be available at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section. If any changes to the meeting details are required due to UK Government Covid-19 guidance, they will be published in the aforementioned website section.

Dividend

As the impact of Covid-19 became apparent the Board, after balancing the considerations of managing liquidity due to low hotel occupancy, with the expectations of investors and shareholders, withdrew its 2019 final dividend recommendation of 85.9¢ per share, a payment which would have had a cash outflow of ~$150m in the first half of 2020, and did not pay an interim dividend in respect of 2020. The decision to suspend dividends was not made lightly, and the Board is not proposing to pay a final dividend. They will consider future dividends once the visibility of the pace and scale of market recovery has improved.

See also page 15 for information about our dividend policy.

Please see www.ihgplc.com/investors for further information.

Our culture and responsible business	IHG | Annual Report and Form 20-F 2020	33

Strategic Report

Our risk management

The Board’s role in risk management – stewardship and active partnership

The Board is ultimately accountable for establishing a framework of prudent and effective controls, which enable risk to be assessed and managed, and is supported by the Audit Committee, Executive Committee and delegated committees. Our governance framework and Committee agendas establish procedures for Board members to receive information on risk from the Executive Committee and Senior Leaders and a range of other internal and external sources.

In 2020, our Board and management team, supported by the Risk and Assurance team, have reviewed our risk profile with increased frequency, and evaluated the appropriateness and resilience of our risk management and internal control arrangements. Throughout the management of the Covid-19 crisis, the Board has also considered the longer-term impact of the pandemic and other external and internal factors on our risk profile.

Emerging risks

During 2020, alongside the close focus on responding to Covid-19, Board and Committee discussions have allowed for consideration of other emerging and evolving risks, including:

• competitor and macroeconomic risk factors within the Board’s discussion of strategy and key management presentations (e.g. for Brand strategies, Commercial & Technology, Loyalty, Corporate Governance and Regulatory Developments);

• workforce related risks at the Remuneration and Nomination Committees, including the impact of Covid-19 on attraction, retention and succession arrangements; and risks relating to the competitiveness of Executive remuneration and Board composition;

• regulatory and financial governance risks at the Audit Committee (e.g. tax risks relating to digital businesses, treasury and liquidity risks linked to volatility and sentiment in the capital markets, and financial control risks in a cost-constrained environment);

• risks relating to people and culture at the Responsible Business Committee, including updates on employee engagement and well-being; diversity and inclusion; community impact; sustainability; human rights; and our continuing responsibilities across our supply chain; and

• potential risks relating to the impact of climate change on IHG in the future at a dedicated Board briefing on our progress to comply with the TCFD reporting requirements.

The most prominent emerging risk we face is a sustained downturn caused by further waves of the pandemic and/or a slower than anticipated industry recovery. This could create further volatility in our risk factors and also challenging conditions in the capital markets, making it more difficult to obtain additional funding if required and manage our liquidity, potentially impacting financial performance. Our financial planning includes identifying levers which could be pulled to enable flexibility and adaptability to changes to our financial assumptions and circumstances. More detail on the topics covered by the Board and Committees is available in the Governance Report, pages 74 to 95.

Procedures for identifying, discussing and escalating emerging risks

Many topics and potential risks to longer term viability and sustainability are considered as part of our ongoing management decision making, as well as Board and Committee agendas and presentations, enabling escalation of emerging risks where appropriate. These combined elements have also enabled us to react to uncertainties and changing circumstances as the Covid-19 crisis evolved.

34	IHG | Annual Report and Form 20-F 2020

How risk management and our appetite for risk have supported decision making in 2020

Our risk management and internal control systems remain fully integrated with the way we run the business, and IHG’s risk appetite is visible through the nature and extent of risk taken by the Board in pursuit of strategic and other business objectives. We cascade this appetite through our culture, values and behaviours, see pages 24 and 25, the goals and targets we set, and our Code of Conduct and other global policies, all of which are further reinforced by frequent leadership communications to guide behaviours and set priorities.

The short- and medium-term uncertainties created by Covid-19 led to active ‘real time’ consideration of acceptable risk tolerances and whether any adjustments were required to financial and operational controls. Enhancements were made to controls to enable effective and efficient management of risk throughout the crisis, including the decentralisation of decisions to front line crisis teams within a framework of agreed principles. This was balanced with updates to the Global Delegation of Authority Policy, reinforcement of policies (e.g. Code of Conduct, Information Security) and updates to other entity level control arrangements.

After the initial operational disruption of Covid-19, additional adjustments to controls were required to maintain acceptable risk levels during IHG-initiated changes to the workforce and to safeguard continuity across our supply chain. These changes were guided by principles developed by the Executive Committee to ensure that any actions taken were not disproportionately de-stabilising, and supported by communications plans.

Formal and informal monitoring, reporting and assurance arrangements, also described on pages 24 and 25 have been reinforced during 2020 to enable the Board and Executive Committee to maintain ongoing oversight of key areas of uncertainty and the effectiveness of our risk management and internal control arrangements.

As we move into 2021 the Board will continue to focus on whether levels of risk in the business are managed or controlled to an acceptable level (either individually or in total) and whether we are appropriately balancing opportunities for efficiency or investment with the need to build in resiliency in the short and longer term. Many leadership teams, including the Executive Committee, plan to continue to meet more frequently than pre-pandemic, which will also enable more active consideration and reaction to changing risks.

Our Annual Report and Form 20-F provide more detail on formal risk appetite and tolerance in a number of places. For example, our appetite for financial risk is described in note 24 to the Group Financial Statements, see page 179.

This section should be read together with the rest of the Strategic Report, Governance on pages 74 to 111, the going concern statement on page 223, and Risk Factors on pages 224 to 229.

A practical illustration of IHG’s risk management system in action during 2020:

The wider primary public health concerns of Covid-19 created several secondary impacts for IHG, including rapidly emerging risks relating to customer demands, how we operate our hotels and the standards required of our franchisees.

The table below illustrates how we managed these risks in a systemic way across IHG, working with our owners and third-party experts to develop and deliver enhancements to our “IHG Way of Clean” brand standards to reassure our guests, colleagues and owners of our response to Covid-19 risks across all our hotels globally.

Policies, procedures and principles	...applied by our people within key processes...	...with close monitoring and reporting

Executive, regional and functional leadership formed a Cleanliness Board to provide a clear “tone from the top” of the importance of safety and cleanliness, and to engage third-party expertise.

Communications were coordinated centrally to ensure consistency of internal and external messaging, including with owners.

Regional teams quickly mobilised to adopt and communicate the global policy to operational teams and hotel colleagues.

We created a suite of guidance including:

• enhanced standards and supporting guidance for the IHG Way of Clean programme;

• training for colleagues on how to wear face coverings and gloves;

• physical distancing and hand washing best practice;

• procedures for colleague symptom screening; and

• appropriate signage to be used throughout the hotels.

Our Procurement team worked with regional Operations and Safety teams to source protective items ranging from masks and gloves to hand sanitiser machines and brand appropriate signage.

We implemented a frequent and effective monitoring system to ensure that these cleanliness standards are upheld throughout our hotel portfolio.

This includes new virtual hotel audits allowing us to monitor the implementation of the IHG Way of Clean standards despite travel and restrictions on face-to-face interactions.

In addition to the hotel audits, we also track the completion levels of training materials and monitor social media to enable us to respond to guest or colleague feedback.

Our risk management	IHG | Annual Report and Form 20-F 2020	35

Strategic Report

Our risk management continued

IHG’s principal risks and uncertainties

While the Covid-19 crisis has not fundamentally changed the principal risks to our business and strategy, it has heightened the uncertainty we face in the short term and also created the potential for longer term impacts based on trade-offs that have been required to protect liquidity in 2020. The crisis has also accentuated the increasingly interconnected nature of risk.

We have not managed Covid-19 as a separate risk during the year, as the pandemic has increased the risk profile across many of our existing principal risks as we look forwards. This is most obvious in relation to the continuing significance of the safety and security of our colleagues and guests, government regulations impacting domestic and international travel, consumer confidence and appetite to travel internationally in the longer term, how we operate our hotels and the overall impact on our business resilience.

The necessary response to Covid-19 safety concerns has also created several secondary impacts and the potential for disruption and additional stress on our risk management and internal control arrangements. In addition, continued scrutiny of the social performance of major corporates may also lead to any incident or failure to manage risk receiving significant and rapid attention.

All the risks on the grid below meet the definition of ‘principal’, however we have reviewed the trends carefully to more accurately reflect the current behaviour of these risks. In relative terms, some risks continue to trend upwards as we move into

2021 while other risks remain more stable on 2020 levels. Where we have indicated changes on the grid this is typically because of something we have noted in the nature of the risk itself, for example as a result of changes in the external environment, our extended enterprise, or a specific internal initiative.

By distributing the risks across the grid in this way based on their behaviour, it allows the Board and management to consider what different responses may be required to individual factors (for example, rapid factors which may require continuity planning), or the overall level of risk we are facing and what it means for governance of the whole portfolio.

Risk trend and speed of impact

We assess whether the risk area is stable or dynamic in its impact and/ or likelihood (inherent risk trend), and the rate at which there could be a material impact on IHG. The trend and speed of impact are summarised in the diagram with further detail on activities to manage each of these risks in the following pages.

Principal risk – assessment of trend and speed of impact

Principal risks descriptions	Inherent risk trend	Risk impact – link to our strategic priorities

	Dynamic/Rapid	Build loved and trusted brands
	Dynamic/Gradual	Customer centric in all we do
	Stable/Rapid	Create digital advantage
	Stable/Gradual	Care for our people, communities and planet

36	IHG | Annual Report and Form 20-F 2020

Risk description	Trend	Impact	Initiatives to manage these risks

Macro external factors such as political and economic disruption, the emerging risk of infectious diseases, actual or threatened acts of terrorism or war, natural or man-made disasters could have an impact on our ability to perform and grow.

Secondary impacts and continuing uncertainty from the Covid-19 pandemic may also exacerbate these factors across several markets and external sources indicate that these risks are likely to trend upwards in future years with the potential for more rapid impact on IHG.

•  Our initial focus for Covid-19, both in China and in other markets, prioritised the safety and security of our colleagues and guests by supporting crisis management teams in our individual business units and global functions. This support included monitoring intelligence from a range of external and internal sources (e.g. government health and travel advice), and developing guidance for hotel and corporate offices on sanitation and cleaning procedures, including for when hotels have been used for quarantine and to house essential workers.

•  The Risk and Assurance and Global Corporate Affairs teams have developed guidance and internal and external communications strategies, and coordinated across regional and functional crisis management teams to review business continuity preparations for corporate offices (e.g. business service centres, reservation offices and corporate offices) and key supplier relationships. Furthermore, we established protocols for tracking and reporting on the status of hotels in China early in 2020, which then evolved into monitoring of hotels in other regions.

•  We maintain a range of intelligence sources at our disposal to horizon-scan for emerging threats, provide insight to leadership on incidents that impact operations, and analyse future political and economic scenarios to inform the business planning cycle, including at the Board and Executive Committee level. We are also applying lessons learned from Covid-19 and using data analytics to better prepare for future disruption, in particular in relation to other fire safety and security threats that continue to receive industry-wide scrutiny.

•  In addition to epidemics and pandemics, the risk of earthquakes and extreme weather events continues to pose a threat to IHG operations. IHG manages these events through training, advanced monitoring and warning, and standard operating procedures. As we moved into the 2020 hurricane season, regional operations teams planned and communicated with hotels, including those operating at reduced capacities, to ensure they were prepared to maintain safe operations for colleagues and guests.

Failure to deliver preferred brands and loyalty could impact our competitive positioning, our growth ambitions and our reputation with guests and owners.

Competition from other hotel brands and third-party intermediaries create inherent risks and opportunities to the longer-term value of IHG’s franchised and managed proposition for our brands. The Covid-19 crisis has also refocused guest expectations in relation to the cleanliness and safety of individual hotels and IHG’s brands. In a potentially lower-demand environment it will also be critical to use our loyalty programme to drive business to our hotels and take share from our competitors.

•  The focus of our brands and loyalty teams during the crisis has been on supporting our guests, owners and hotels. This has included adjusting our cancellation policy to allow guests flexibility to change or cancel bookings, rolling over our IHG Rewards Elite membership status to 2021 and reducing the achievement criteria for 2022, extending the deadline for points expiry until July 2021, and launching a suite of solutions to engage members.

•  We have implemented enhanced cleanliness and safety measures through the IHG Way of Clean programme to drive customer confidence. Initially established in 2015, the IHG Way of Clean programme is now a global brand standard that includes deep cleaning processes and operating protocols developed with expertise from third party partners, which reflect the advice of public health authorities. As travel resumes, we have also introduced other enhanced guest experiences such as a contactless journey through the hotel, modified food and beverage offers and ‘Meet with Confidence’ programmes to drive revenue recovery, and we have created new virtual quality audit and compliance processes to reinforce standards and drive consistency.

•  We also reduced costs for owners by relaxing brand standards and operational and food and beverage requirements to balance enhanced cleanliness and safety protocols.

•  While the focus of our marketing management shifted rapidly to respond to the pandemic and to support regional recovery, we have built on the active transformation already underway with enhancements to our Marketing organisation and processes which enable us to drive efficiency in a financially constrained environment and optimise resources and speed to market. We conduct regular monitoring of indicators, including loyalty member data, to identify emerging trends quickly.

•  Throughout 2020, we also have prioritised our commercial spend behind our loyalty programme towards the highest returning marketing investments that drive business to all brands through the loyalty programme umbrella. See page 17 for more details on our priority to Build loved and trusted brands.

Our risk management	IHG | Annual Report and Form 20-F 2020	37

Strategic Report

Our risk management continued

Risk description	Trend	Impact	Initiatives to manage these risks

Attracting, developing and retaining leadership and talent and failure to do this could impact our ability to achieve growth ambitions and execute effectively.

Risks relating to people underpin the majority of processes and controls across IHG, and our ability to develop talent is critical to delivering value to our brands and hotels in the global markets where we operate and compete. It is essential that we retain key executive, leadership and specialist talent, both at the corporate and hotel levels, in an uncertain hospitality industry and in a resource constrained, highly competitive, and remote working environment.

•  At the start of the Covid-19 crisis a cross-functional taskforce was established to guide how we protect our employer reputation and culture. While we have had to take actions to reduce costs at corporate and hotel levels, HR teams have partnered with operations and functional teams to develop guiding principles to protect our reputation as a responsible employer; maintain our culture during the crisis period; and equip teams to bounce back with great talent and people practices. This has enabled us to maintain engagement, avoid burnout and bolster support to leadership. Our approach to managing our people during 2020 is outlined in detail on pages 26 to 28 and our normal business planning process includes a review of workforce risks.

•  Due to the Covid-19 crisis, our programme of engagement surveys and HR scorecards adapted to reflect the realities of virtual and remote working and a challenging period of furloughs and reduced hours. We have monitored key workforce indicators, leveraged our existing virtual learning platforms to understand employee sentiment, and utilised short pulse surveys to gather employee feedback throughout the crisis and to shape our thinking on returning to office working.

•  The Executive Committee has regularly discussed talent retention risks, and the HR team is focusing on talent plans with each leadership team. We have refined our diversity and inclusion strategy to drive recruitment and retention, and employee resource groups help educate employees and build a culture of inclusion.

•  Effective communications have been established for internal audiences, including regular all employee calls with the Chief Executive Officer to provide latest updates, ongoing leadership communications and virtual team meetings at regional and functional levels, and continued development of our flexible learning summits. Through these channels, leaders are able to answer questions from employees at all levels.

•  IHG has the ability to manage talent and retention risks directly in relation to IHG employees but relies on owners and third-party suppliers to manage these risks within their own businesses. Our Procurement, Legal and Risk teams also consider more indirect workforce risks relating to our third-party relationships.

•  The Remuneration Committee reviews our approach to executive remuneration, aligned with the interests of shareholders and the UK corporate governance environment.

Inherent threats to cybersecurity and information governance remain significant and dynamic and external attacks against the hospitality industry have continued in 2020.

We are aware of our responsibilities in relation to a range of high-value assets (critical systems and employee and other sensitive data) which may be targeted by various threat ‘actors’ (including organised criminals, third parties and colleagues). Rapid societal, regulatory and media scrutiny of privacy arrangements mean that the potential impact of data loss to IHG financially, reputationally or operationally remains a dynamic risk factor. The disrupted working conditions (including increased remote access) caused by the pandemic for our employees and suppliers and advances in attack sophistication also heighten inherent information security risks.

•  While Covid-19 has modified the threat profile, our Information Security team has pivoted to implement new solutions and controls to address potential vulnerabilities, and to focus resources on those operational tasks that best protect our sensitive data sets and systems and detect and respond to potentially malicious events in an appropriate way.

•  In the early stages of the pandemic, we deployed our Intelligence functions to gain early knowledge of potential new attack campaigns; implemented controls to prevent malicious emails from getting to email inboxes; and educated employees worldwide on the increased dangers from phishing, business email compromise and social engineering. We also accelerated the rollout of multi-factor authentication to limit successful phishing attacks. To respond to heightened inherent risks from remote working, we reviewed controls for remote access solutions and increased monitoring to more quickly identify malicious activity. Our Procurement team engaged key providers on their approach for maintaining operations and fulfilling their contractual obligations for the safety and security of our data and systems.

•  We have continued to work with our specialist technology providers to continuously improve key operational security processes and capabilities such as Identity & Access Management, Security Monitoring, Incident Response, and the support and maintenance of technical solutions architecture.

•  Preserving security across our complex corporate and hotel estate requires continuous maintenance and enhancement or replacement of hardware and software. With finances at a premium for hotel owners, our Information Security and Technology teams collaborate to provide reliable, scalable and cost-effective solutions, targeted at areas of greatest opportunity for future attacks.

•  Our information security programme is supported and reviewed by internal and external assurance activities, including our Internal Audit and Financial Governance teams and PCI assessments. The Board receives regular reports using key risk indicators to track inherent risk trends and mitigation activities. We also continue to work closely with our insurers to ensure we are adequately protecting against our risks, and have assessed and quantified potential cyber incident scenarios to drive risk-based discussions on investing in remediation versus risk acceptance and transfer opportunities.

38	IHG | Annual Report and Form 20-F 2020

Risk description	Trend	Impact	Initiatives to manage these risks

Failure to capitalise on innovation in booking technology and to maintain and enhance the functionality and resilience of our channel management and technology platforms (including those of third-parties, on which we rely directly or indirectly), and to respond to changing guest and owner needs remains a dynamic and critical risk to IHG’s revenues and growth ambitions.

Increasing personalisation and understanding our guests and their needs will drive return stays and further build loyalty. Despite the pandemic placing cost pressures on our owners, the pace of change in the hospitality industry continues to accelerate and IHG must evolve to effectively grow and compete in the marketplace. It will be key for us to prioritise digital capabilities to drive our channels, actively expanding the breadth and depth of our digital relationships with current and new guests.

•  Our comprehensive channels strategy is a key driver and enabler of accelerated growth. Rapidly evolving guest and owner expectations have increased the pressure to deliver commercial and technological change more quickly. We continue to seek opportunities to align and innovate our channels and technology platforms to Create digital advantage (see page 19 for more details). Our IHG Concerto™ platform is operating at all IHG hotels, and over time future releases will enhance the guest travel journey, deliver efficiencies for hotels, and drive sustainable revenue.

•  To respond to the initial disruption from Covid-19, a new Global Revenue Committee was formed across global and regional teams to manage and drive booking activity and revenue. The Committee developed and monitored specific leading indicators on market status, sentiment, search and demand, and loyalty member trends, and further tracked communications penetration, internal pulse surveys and public relations effectiveness. The relatively reduced level of booking activity in 2020 also created the opportunity to reorganise our technology delivery model, moving more development to technology partners and co-sourcing arrangements. We have also engaged with our strategic suppliers during 2020 to adjust service levels and anticipate continuity risks.

In a resource constrained environment, the importance of investment effectiveness and efficiency will be critical to balance short- and longer-term strategic needs (e.g. developing infrastructure, increasing growth, enhancing digital capabilities).

Failure to manage risks associated with investments may impact commercial performance, lead to financial loss, and undermine stakeholder confidence.

•  Our oversight and finance teams regularly review and evolve our governance and control frameworks, including delegated approval authorities and processes, to enable decisions on investments to be made quickly and efficiently with consideration of the risks involved. In early 2020 the Delegation of Authority Policy was specifically updated to help drive cost-conscious behaviours and close control of investment expenditure required in the business at that time.

•  With on-going uncertainty in the industry outlook, we need to retain flexibility in the extent to which we commit to expenditure until there is improved visibility. Our financial planning balances a disciplined approach to discretionary investments with a need to appropriately reward our people and invest in strategic growth initiatives. There is, and will continue to be, a constant focus on retaining flexibility within our cost base to ensure spend is being prioritised in the right areas given the ever-changing environment. Financial resource allocation is kept under regular review, with decisions taken as part of our quarterly forecasting process.

•  We have also sought to protect key functions that are critical for fulfilling our responsibilities as a publicly listed company and in maintaining our reputation across our external stakeholders. For example, we continue to ensure that we have the right level of support in our Legal, Corporate Affairs and Financial Reporting teams.

Our risk management	IHG | Annual Report and Form 20-F 2020	39

Strategic Report

Our risk management continued

Risk description	Trend	Impact	Initiatives to manage these risks

The global business regulatory and contractual environment and societal expectations have continue to evolve throughout 2020. Failure to ensure legal, regulatory and ethical compliance would impact IHG operationally and reputationally, and non-regulatory stakeholders (including corporate sales clients) and investors continue to focus on IHG’s performance as a corporate entity to uphold ethical and social expectations. Significant fines can be imposed for regulatory non-compliance, most notably in relation to privacy obligations and data security. In an uncertain hospitality industry, there may be increased pressure on compliance programmes, and a heightened risk of liabilities relating to our franchise model both in relation to brand reputation issues as well as litigation.

•  Our Ethics and Compliance team focuses on ensuring IHG has a globally coordinated approach to material ethical and compliance risks, taking into account the regulatory environment, stakeholder expectations and IHG’s commitment to a culture of responsible business. The overarching framework for ethics and compliance is the IHG Code of Conduct (see page 24) and we provide e-learning training on an annual basis to all corporate, reservation offices and managed hotel employees and new joiners.

•  We continue to monitor changes and advise stakeholders on risks across a range of regulatory issues, including safety, employment, contract, privacy, anti-bribery and anti-trust, while also addressing legal and regulatory issues that have emerged as a result of Covid-19. We also continue to participate in Transparency International UK’s 2020 Corporate Anti-Corruption Benchmark. This is a comprehensive tool that measures and compares the performance of anti-corruption programmes across companies on an anonymous and confidential basis.

•  We continue to focus on key human rights risks, particularly those heightened by Covid-19. For example, to address migrant worker staff accommodation risks which may have been heightened by the pandemic, we developed a guidance note on staff living accommodation for hotel teams.

•  Monitoring of sanctions continues to be an increasingly important part of our due diligence processes as their use by the US, UK and EU in particular continues to grow. A sanctions update is communicated annually to the Legal, Development and Strategy teams and other relevant employees providing a reminder of ‘No Go’ countries and sanctions issues that may restrict IHG. Our owner legal due diligence process also requires that all new owners are screened against sanctions lists and we utilise due diligence tools for this purpose. Ethics and compliance country-level due diligence is also undertaken for new country entry assessments, taking into account country- specific risks and impacts.

•  The Ethics and Compliance team currently monitors training completions, gifts and entertainment reporting and the owner due diligence process, and they receive informal queries/escalation of issues directly from colleagues and via an Ethics and Compliance email channel which is publicised in training and awareness materials. The Board receives regular reports on the Confidential Reporting Channel and matters directly related to our responsible business agenda.

The manner in which IHG responds to operational risk and the steps taken to safeguard the safety and security of colleagues and guests will continue to receive heightened scrutiny, particularly in light of the Covid-19 pandemic, and could affect IHG’s reputation for high standards of business conduct, result in financial damage, and undermine confidence in our brands.

The rapid progression of Covid-19 has also given rise to significantly increased litigation risk across all markets. These risks relate both to our direct operations in hotels and other locations where we have management responsibility, and also to outsourced activities and others with whom we collaborate and trade, including the owners of our franchised hotels which operate as independent businesses.

•  Our Business Reputation and Responsibility team coordinates and monitors IHG’s risk management system, which is designed to anticipate and identify relevant operational safety and security risks and provide appropriate levels of control necessary to mitigate against significant incidents, whether in hotels or corporate offices. Regional and global subject matter experts in safety and security work regularly with relevant stakeholders, including hotels, operations leaders, and operations support teams such as Design & Engineering, Food and Beverage and Human Resources, to review and set operational safety and security policies and procedures.

•  The Covid-19 pandemic has led to the enhancement of IHG’s operational safety and crisis management procedures for hotels and corporate offices. In early 2020, our safety experts worked closely with Operations and Global Corporate Affairs to develop a Hotel and Corporate Office Response Toolkit of guidance, processes and procedures for operating a safe work environment in line with the advice issued by government authorities and public health officials. As the pandemic has progressed, this guidance has been revised and expanded to address emerging operational safety issues, and changes in local government requirements or public health advice.

•  Alongside Covid-19, subject matter experts in safety and security have continued to monitor external trends that may impact the safe operation of hotels, customer expectations, and development opportunities (e.g. fire safety, food allergens), and we continue to review our relevant standards and guidance as these issues evolve and/or new regulatory requirements and best practices are published.

•  Our experts also track a range of internal indicators relating to safety and security to assess their potential impact on the safety of hotels, colleagues and guests as well as the impact on the reputation of IHG and its brands. Despite our best efforts, incidents may occur across our global hotel operations and corporate offices and an assessment of severity and impact is made before the most serious are promptly forwarded to senior management. The Board receives and reviews regular safety reports and monitors safety performance. Through this monitoring, IHG can determine where additional standards or guidance may be necessary or whether existing controls may need to be adjusted.

40	IHG | Annual Report and Form 20-F 2020

Risk description	Trend	Impact	Initiatives to manage these risks

A material breakdown in financial management and control systems would lead to increased public scrutiny, regulatory investigation and litigation.

This risk includes our ongoing (and stable) operational risks relating to our financial management and control systems which have been adapted to cope with remote working arrangements during the pandemic; the continuing expectations of IHG’s management decision making and financial judgements; and our own business model and transactions.

•  Covid-19 inevitably impacted IHG’s financial control environment, with heightened risks relating to liquidity, business continuity and fraud and a need to adapt and enhance existing processes for employees working remotely and, in some cases, with a reduced workforce. The Finance leadership team regularly monitors the primary risks to the function and to IHG and, as the impact of Covid-19 became clear, reviewed controls and implemented enhancements to provide additional mitigation, including controls over cash disbursements and expenditure, applying data analytics where possible.

•  We reviewed our business continuity arrangements, including for our India-based Global Business Service Centre, given the operational importance of processes located there such as accounts payable, billing and cash collection, and financial reporting for both corporate and hotels. In response to decisions to furlough corporate employees during 2020 we evaluated risks, processes and controls relating to accuracy of payroll; access to IT systems and company credit cards; as well as completeness of payment processes.

•  Throughout the year we have reinforced policies across the organisation, including particular emphasis on entity level controls. We have continued to operate an established set of processes across our financial control systems, which is verified through testing relating to our Sarbanes-Oxley compliance responsibilities. See pages 68, 144, 157 to 162 for details of our approach to taxation, page 87 for details of our approach to internal financial control, and pages 179 to 183 for specific details on financial risk management policies. These processes and our financial planning will continue to evolve to reflect the changes in our management structure and business targets, including system enhancements and further automation where possible.

•  While it remains difficult to assess trading conditions in 2021 with certainty, we will continue to adapt our approach to financial control across our hotel estate. Given the differences in the culture and ways of working across our regions, we apply globally and/or regionally consistent policies and procedures to manage the risks, such as fraud and reporting risks, wherever possible.

•  Our Group insurance programmes are also maintained to support financial stability.

As a global business, IHG faces uncertainties relating to evolving environmental and social megatrends and our response to these is subject to scrutiny from a wide range of stakeholders.

These stakeholders include regulators and investor groups (such as the Task Force on Climate-related Financial Disclosures (TCFD)), who focus on various environmental, social and governance issues that have the potential to impact performance and growth in key markets. The focus on companies acting responsibly and being true to their purpose has been heightened by the pandemic and will continue into the future.

•  Working together with governments and industry associations has been key in ensuring our voice is heard among key stakeholders, as well as being able to advocate for our industry and our owners. As the pandemic has progressed there has been an expectation from governments for companies to do the right thing by their stakeholders. We work with key industry bodies to engage governments and officials to take steps that support our industry and owners across a number of different markets.

•  To support our hotels in better understanding, managing and reporting their environmental footprint, while driving operational efficiency and reducing their utility costs, we are replacing IHG’s Green Engage™ system with a more comprehensive and engaging platform as well as an automated data entry solution to enable much more accurate information capture. See pages 20 and 21, and 29 and 30 for details of our environmental policies and initiatives, including our commitment to support the TCFD recommendations.

•  Our long-standing commitment to operating our business responsibly has underpinned the actions we are taking in our local communities see page 29. The Corporate Responsibility team has established core principles to support our local communities, while establishing clear governance for our overall community support strategy in partnership with legal and communications.

•  Our values and behaviours, underpinned by our Code of Conduct, inform our decision-making at all levels. For example, specific elements of our Code of Conduct define expectations for IHG employees in relation to human rights and the environment, and our Procurement, Legal and Risk teams monitor supply chain and human rights risks (see pages 24 and 25).

Our risk management	IHG | Annual Report and Form 20-F 2020	41

Strategic Report

Viability statement

The Covid-19 global pandemic has resulted in the worst ever period of trading for the hotel industry. The resilience of the Group’s fee-based model and wide geographic spread has however left it well-placed to manage through these challenging times. Our weighting towards upper midscale hotels in non-urban locations with low reliance on groups business has supported IHG’s performance. In addition to taking decisive action to reduce costs and protect IHG cash flows, we have also used IHG’s scale and expertise to support owners in reducing their costs and managing cash flows. As a result, Group free cash flow was $29m during 2020 and net debt has reduced by $136m through this challenging trading perioda.

We also entered the Covid-19 pandemic with a conservative balance sheet which has been managed with the objective of maintaining an investment grade credit rating. This has supported covenant amendments which have been agreed as required through the year with minimal additional restrictions.

Although previous viability assessments had not considered a plausible scenario as severe as the scale of the Covid-19 pandemic, the resilience of the business has been demonstrated.

Looking forward, the Directors have determined that the three-year period to 31 December 2023 is an appropriate period to be covered by the Viability statement.

The Group’s annual planning process builds a three-year plan. The detailed three-year plan takes into consideration the principal risks, the Group’s strategy and current and emerging market conditions. That plan then forms the basis for strategic actions taken across the business. The plan is reviewed annually by the Directors. Once approved, the plan is then cascaded to the business and used to set performance metrics and objectives. Performance against those metrics and objectives is then regularly reviewed by the Directors.

There remains unusually limited visibility on the pace and scale of market recovery and therefore there are a wide range of possible planning scenarios over the three-year period considered in this review.

In assessing the viability of the Group, the Directors have reviewed a number of scenarios, weighting downside risks that would threaten the business model, future performance, solvency and liquidity of the Group more heavily than opportunities.

Viability scenarios and assumptions

In performing the viability analysis, the Directors have considered a ‘Base Case’ scenario which is based on a gradual improvement in demand during 2021 as vaccines become more widely available, and a steady but gradual improvement to the end of 2023 by when RevPAR is expected to reach 90% of 2019 levels. The assumptions applied in the viability assessment are consistent with those used for Group planning purposes and for impairment testing (see further detail on page 135).

The Directors have also considered a ‘Downside Case’ scenario, which assumes a slower impact from vaccine rollout and is based on the performance of the second half of 2020 continuing throughout 2021, with the recovery to 2019 levels starting in 2022.

The key assumption included in the three-year plan relates to RevPAR growth which is explained above. The Board has stated that consideration of dividends has been deferred until visibility of the pace and scale of the market recovery improves and for the purposes of this analysis no dividends have been assumed in the period under review.

Principal risks

In assessing the viability of the Group, the Directors have considered the impact of the principal risks as outlined on pages 36 to 41. A large number of the principal risks would result in an impact on RevPAR which is the main scenario modelled in the ‘Downside Case’. These risks include: preferred brands and loyalty, leadership and talent, channel management and technology platforms, investment effectiveness and efficiency, macro external factors, environmental and social megatrends, safety and security and financial management and control systems.

There are other principal risks that could result in a large one-off incident that has a material impact on cash flow and the income statement. These include cybersecurity and information governance and legal, regulatory and ethical compliance. The impact of these has been considered in the viability assessment.

Funding

The Group has taken steps to strengthen its liquidity during 2020. The existing covenants on it’s syndicated and bilateral revolving credit facilities (‘the bank facilities’) have been waived or amended until December 2022. See note 24 for further details.

The other assumptions relating to debt maturities are as follows:

•	The $1.35bn bank facilities mature in September 2023. It has been assumed that these facilities are renewed as they mature.

•	£600m of CCFF due in March 2021 is repaid on maturity.

•	£173m of bonds due in November 2022 are repaid on maturity.

No other new or additional financing has been assumed in the analysis performed.

Viability assessment

Under the Base Case the Group is forecast to generate positive cash flows over the 2021-2023 period and the bank facilities remain undrawn. The principal risks which could be applicable have been considered and are able to be absorbed within the $400m liquidity covenant and amended covenant requirements.

Under the Downside Case the Group is also forecast to generate positive cash flows over the 2021-2023 period and the bank facilities remain undrawn. In this scenario, the Group could be at risk of breaching the covenant requirements in 2023 (which have not been amended at this time). However, additional actions could be taken in order to mitigate this risk such as reductions in discretionary spend.

In the Downside Case, the Group has substantial levels of existing cash reserves available and is not expected to draw on the bank facilities. The Directors reviewed a reverse stress test scenario to determine how much additional RevPAR downside could be absorbed before utilisation of the bank facilities would be required. The Directors concluded that the outcome of the reverse stress test showed it was very unlikely the bank facilities would need to be drawn and therefore the Group does not need to rely on the additional liquidity provided by the bank facilities. This means that in the event the covenant test was failed, the bank facilities could be cancelled by the lenders but would not trigger a repayment demand which threatened the viability of the Group.

In the event that a further covenant amendment was required, the Directors believe it is reasonable to expect that such an amendment could be obtained based on their prior experience in relation to negotiating the 2020 amendments. The Group also has alternative options to manage this risk including raising additional funding in the capital markets.

In the event of additional or multiple principal risks occurring during the period of review e.g. continued depressed RevPAR and a widespread cybersecurity incident, it is expected that these risks could be absorbed within the liquidity headroom available without relying on the additional liquidity provided by the bank facilities.

Conclusion

The Directors have assessed the viability of the Group over a three-year period to

31 December 2023, taking account of the Group’s current position, the Group’s strategy and the principal risks documented in the Strategic Report. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2023.

[a]	Definitions for Non-GAAP measures can be found on pages 47 to 51.

42	IHG | Annual Report and Form 20-F 2020

Key performance indicators (KPIs)

Our KPIs are carefully selected to allow us to monitor the delivery of our strategy and long-term success. They remain organised around our refreshed strategy, which articulates our purpose and ambition and our four main priorities, (see page 16). KPIs are reviewed annually by senior management to ensure continued alignment to our strategy and are included in internal reporting and regularly monitored. Measures included are those considered most relevant in assessing the performance of the business and relate to our growth agenda and commitment to our key stakeholders including owners, guests, employees, shareholders and the communities in which we work. KPIs should be read in conjunction with the other sections of the Strategic Report, and where applicable, references to specific relevant topics are noted against each KPI.

A guide to this KPI section

Link between KPIs and Director remuneration

Whilst performance was impacted by Covid-19 in 2020, our long-term focus remained to deliver high-quality growth and, as in prior years, Directors’ remuneration for 2020 was directly related to key aspects of our strategy. The following indicates which KPIs have impacted Directors’ remuneration:

The Annual Performance Plan • 70% was linked to operating profit from reportable segments • 30% was linked to strategic focus on improvements in net System size growth

The Long Term Incentive Plan

•  40% was linked to Total Shareholder Return

•  20% was linked to rooms growth

•  20% was linked to total gross revenue growth

•  20% was linked to cash flow generation

  For more information on Directors’ remuneration see pages 96 to 111.

Link to our strategy

In 2020 we evolved some key elements of our strategy (see pages 16 to 20 for more information). This evolution included definition of four strategic priorities, represented as follows:

Build loved and trusted brands	Customer centric in all we do	Create digital advantage	Care for our people, communities and planet

KPIs	2020 status and 2021 priorities

Net rooms supply

Net total number of rooms in the IHG System.

Increasing our rooms supply provides significant advantages of scale, including increasing the value of our loyalty programme. This measure is a key indicator of achievement of our growth agenda (see page 16).

2020 status

Grew net System size by 0.3%, impacted by a slower pace of openings due to Covid-19 disruption to non-essential activity and removal of 16.7k rooms (102 hotels) associated with the SVC portfolio[a], taking total rooms supply to 886,036 rooms. Net System size grew +2.2% excluding the impact of the SVC portfolio termination.

Signings of 56,146 rooms (360 hotels) represented almost one hotel a day but a decrease of 43% on 2019 levels, as Covid-19 disrupted all regions, particularly impacting Americas and EMEAA. Greater China maintained solid performance throughout 2020 with a reduction of only 21%.

Overall performance was driven by:

Signings

Gross total number of rooms added to the IHG pipeline.

Continued signings secure the future growth of our System and continued efficiencies of scale. Signings indicate our ability to deliver sustained growth (see page 16).

•  Continued strength of the Holiday Inn Brand Family with 47.3k rooms opened and 26.6k signed, representing half of all signings.

•  Conversions, representing ~25% of all signings and ~25% of openings.

•  Further growth of our recently launched brands with:

–  avid hotels adding 17 openings and 19 signings in 2020 taking the total estate to 24 hotels open with a further 192 in the pipeline;

–  voco hotels growing to 18 hotels opened by the end of 2020, with a total of 37 signed since launch. Openings included the first hotels in the Americas (three signings) and Greater China (two signings); and

–  Atwell Suites growing at pace, with nine further signings and breaking ground on the first hotel in Miami.

•  Total removals of 36.9k including 2.1k rooms associated with a previously flagged portfolio in Germany, 16.7k rooms (102 hotels) associated with the SVC portfolio[a], and ongoing focus on quality.

2021 priorities

•  Continued focus on our ambition to deliver industry-leading net System size growth, whilst protecting our longer-term growth prospects by ensuring the health of our brands and consistent quality of the estate.

•  Continue to scale avid hotels in the US and voco hotels globally.

•  Open the first Atwell Suites hotels in the US and continue to scale the brand.

•  Continue to expand our Luxury & Lifestyle offer through acquired brands Regent, Six Senses and Kimpton.

[a]	A portfolio of management agreements with Services Properties Trust (‘SVC’) was terminated on 30 November 2020.

Key performance indicators	IHG | Annual Report and Form 20-F 2020	43

Strategic Report

Key performance indicators (KPIs) continued

KPIs	2020 status and 2021 priorities

Global RevPAR growth

Revenue per available room: rooms revenue divided by the number of room nights that are available.

RevPAR growth indicates the increased value guests ascribe to our brands in the markets in which we operate and is a key measure widely used in our industry (see page 8).

2020 status

•  RevPAR declined by an unprecedented level due to the global impact of Covid-19 on domestic and international travel demand, with disruption throughout the year as countries around the world introduced travel restrictions to limit the spread of the pandemic.

•  Throughout the crisis we supported owners to maximise revenues by:

–  Providing advice and support to help keep hotels open, including how to flex operations and reduce costs, or how to temporarily close and re-open most efficiently and effectively.

–  Coordinating Covid-related demand, such as government repurposing of hotels with enhancements made to demand driver mapping, rate loading and centralised booking to manage urgent and bespoke needs.

•  Enterprise contribution (previously defined as system contribution) had been growing each year. However in 2020, as a direct result of Covid-19, a greater number of guests chose to phone hotels direct in order to check for the latest updates and availability, or drive straight to hotels without any advanced booking. Our Enterprise Contribution metric therefore declined marginally but the overall strength of our brand equity continued to be reflected in direct to hotel business.

•  Enhanced and leveraged our technology and loyalty platforms and services to drive revenue by:

–  Optimising our Revenue Management for Hire (RMH) services using machine learning technology, to provide enhanced capabilities to help owners protect pricing and returns during periods of volatile demand.

–  Commencing rollout of digital check-in, implemented in over 1,000 properties, and digital check-out, implemented in 4,000 hotels worldwide, and piloted other mobile-enabled improvements including in-room dining orders.

–  Expanded pilot of attribute pricing via IHG Concerto™ platform, across regions and brands, ahead of full roll out in 2021.

–  Enhancing our Owner Engagement Portals to provide real-time scorecard metrics to our global owner community, including Guest Love measures, RevPAR, financial and operational performance with recommendations for action.

–  Commencing roll out of dynamic pricing for Reward Nights, with rates now set daily, enabling more than 80% of hotels to reduce their points pricing to deliver around 25% more value for guests outside of peak times, leading to increased penetration since launch.

•  Further strengthened IHG Rewards by completing integration of Mr & Mrs Smith partnership, allowing members access to over 400 Mr & Mrs Smith hotels at which to earn and redeem points.

•  Launched a new, sharper, more engaging identity under IHG Hotels & Resorts to strengthen perception, making a clearer connection to our hotels and better promoting the breadth of our portfolio.

2021 priorities

•  Apply focused data analytics to drive more efficient and effective marketing to identify and target available demand during the recovery.

•  Complete roll out of attribute pricing across the entire estate via IHG Concerto.

•  Continue roll out of digital check-in to 4,500 hotels by the end of the year.

•  Continue to develop strategic partnerships to enhance the value of our loyalty programme for members.

•  Continue to innovate our loyalty offering including in-hotel experiences and brand integrations, to provide greater opportunities for our members to earn and redeem IHG Rewards points.

•  Maintain our focus on increasing contribution from IHG Rewards members and through direct bookings via our website or call centres.

Growth in underlying fee revenues[a,b]

Group revenue from reportable segments excluding revenue from owned, leased and managed lease hotels, significant liquidated damages and current year acquisitions, stated at constant currency.

Underlying fee revenue growth demonstrates the continued attractiveness to owners and guests of IHG’s franchised and managed business (see page 13).

Total gross revenue from hotels in IHG’s System[b]

Total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than for owned, leased and managed lease hotels, it is not revenue wholly attributable to IHG, as it is mainly derived from hotels owned by third parties.

The growth in gross revenue from IHG’s System illustrates the value of our overall System to our owners (see page 14).

Enterprise contribution to revenue[c]

The percentage of room revenue booked through IHG managed channels and sources: direct via our websites, apps and call centres; through our interfaces with Global Distribution Systems (GDS) and agreements with Online Travel Agencies (OTAs); other distribution partners directly connected to our reservation system; and Global Sales Office business or IHG Reward members that book directly at a hotel.

Enterprise contribution is one indicator of IHG value-add and the success of our technology platforms and our marketing, sales and loyalty distribution channels (see page 13).

[a]

In 2019 the underlying fee revenue calculation was restated for 2017 onwards following a change in the definition of how we calculate constant currency. The 2017 and 2016 growth figures are not comparable and thus excluded from comparison.

[b]

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 47 to 51 and reconciliations to IFRS figures, where they have been adjusted, are on pages 212 to 216. A reconciliation of total gross revenue to owned, leased and managed lease revenue as recorded in the Group Financial Statements can be found on page 53.

[c]

In 2020, changes were made to the calculation of enterprise contribution (previously system contribution) and 2019 was restated. This followed an enhanced level of analysis enabled by the roll out of the new Guest Reservation System (GRS). Restatement of years prior to the implementation of the GRS is not possible. The 2019 enterprise contribution of 76% is 3% lower than the 79% previously reported as system contribution under the prior calculation. We would not anticipate a material impact of the change in prior years.

44	IHG | Annual Report and Form 20-F 2020

KPIs	2020 status and 2021 priorities

Guest Love

IHG’s guest satisfaction measurement indicator.

Guest satisfaction is fundamental to our continued success and is a key measure to monitor the risk of failing to deliver preferred brands that meet guests’ expectations (see page 37 for details).

2020 status

•  Guest satisfaction of 81.6% dropped minimally compared to 2019, a successful outcome given the substantial changes to the guest experience resulting from Covid-19. Additionally, the externally measured Guest Satisfaction Index (GSI) was net positive for IHG in 2020.

•  Introduced additional Covid-19 cleanliness-specific guidance to protect our frontline hotel colleagues and enable them in turn to deliver clean and safe hotels for all our guests.

•  Rolled out training, information and new equipment including social distancing operating procedures and signage, front desk screens, sanitiser stations and reduced contact at check-in.

•  Enhanced IHG Way of Clean programme by partnering with industry leading experts to enhance guest safety and trust in our cleanliness and launched IHG Clean Promise.

•  Leveraged our prior investment in the cloud-based Concerto GRS platform, implemented across the entire global estate, to remotely and rapidly deploy further technological developments to support a safe and secure guest experience and reduce unnecessary contact.

•  Waived cancellation fees and created a Book Now Pay Later option and allowed members to keep status for 2020 to enhance the flexibility of our loyal guests.

•  Launched a special Heroes rate for government workers, healthcare professionals, the military and other frontline worker groups.

2021 priorities

•  Continue to invest in brand innovation, including room design and F&B enhancements to meet evolving guest needs.

•  Ensure that, whilst driving strong rooms supply growth, we maintain a high level of guest satisfaction across our entire portfolio through a heightened focus on quality and cleanliness standards.

•  Continue to invest behind digitisation of the guest journey and improve on-property processes to improve guest satisfaction and streamline hotel operations.

Fee margin[a,b]

Operating profit as a percentage of revenue, excluding System Fund, reimbursement of costs, revenue and operating profit from owned, leased and managed lease hotels, significant liquidated damages, the results of the Group’s captive insurance company and exceptional items.

Our fee margin progression indicates the profitability of our fee revenue growth and benefit of our asset-light business model (see page 12).

2020 status

•  Fee margin was impacted by the substantial impacts of Covid-19 on fee revenue, however rapid cost actions taken across the business to protect profitability maintained fee margin in excess of 34%, despite the unprecedented disruption.

•  Actions taken to reduce salary and incentives and challenge all areas of discretionary spend delivered ~$150m of fee business cost savings.

•  Commenced activities to sustainably embed ~50% of 2020 costs savings through ongoing control of discretionary spend and a re-balancing of resources to meet expected demand.

2021 priorities

•  Embed 50% of savings generated in 2020 (~$75m), continuing our strong cost and efficiency focus, whilst continuing to invest in growth initiatives.

•  Continue to look for further operational efficiencies through greater application of technology.

Free cash flow[b]

Cash flow from operating activities excluding payments of contingent purchase consideration, less purchase of shares by employee share trusts, maintenance capital expenditure and lease payments.

Free cash flow provides funds to invest in the business, sustainably grow the dividend and return any surplus to shareholders (see page 15). It is a key component in measuring the ongoing viability of our business (see page 42).

2020 status

•  Free cash flow of $29m was down $480m year-on-year with significant reductions in revenues driven by Covid-19, together with a System Fund outflow, partially offset by cost saving measures taken across the Group and a working capital inflow, following proactive management through the year.

•  Impact of Covid-19 on cash flow mitigated through cost saving actions taken across both the P&L and System Fund to reduce salaries and incentives and challenge discretionary spend.

•  Gross capex reduced by $117m year-on-year to $148m outflow.

•  Sustained focus on accounts receivable, cash management and liquidity through the crisis delivered positive free cash flow in 2020 and resulted in closing liquidity of ~$2.9bn.

2021 priorities

•  Continued cost focus, maintaining challenge around all areas of discretionary spend and prioritising investment behind growth.

•  Continued focus on accounts receivable to maintain robust cash position.

•  Tightly controlled, disciplined capex deployment.

[a]	In 2019 the fee margin calculation was restated for 2017 onwards following implementation of IFRS 16 ‘Leases’. The 2016 figure is not comparable and is thus excluded from comparison.

[b]

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 47 to 51 and reconciliations to IFRS figures, where they have been adjusted, are on pages 212 to 216.

Key performance indicators	IHG | Annual Report and Form 20-F 2020	45

Strategic Report

Key performance indicators (KPIs) continued

KPIs	2020 status and 2021 priorities

IHG® Academy

Number of people participating in IHG Academy programmes.

Sustained participation in the IHG Academy indicates the strength of our progress in creating career building opportunities and engagement with the communities in which we operate (see page 29).

2020 status

•  Covid-19 significantly impacted the vast majority of IHG Academy face-to-face offerings such as internships and work experience. In some locations we pivoted our offering to deliver online events, introducing participants to IHG and the hospitality industry through virtual challenges.

•  Evolved our partnership with Junior Achievement Worldwide, offering young people opportunities to gain skills and experience, empowering them to consider career opportunities in the industry, pivoting to virtual solutions.

2021 priorities

•  Continue to provide skills and improved employability through IHG Academy, ensuring a positive impact for local communities, our owners and IHG. We will flex our approach to delivery between face-to-face and virtual solutions depending on regional recovery.

•  Launch a Global IHG Academy NGO Portal hosting a variety of resources bespoke to entry level participants. NGOs can use the resource to educate participants about the hospitality industry, increase their awareness of IHG, and develop their skills to ensure a great start in the hospitality industry.

•  Drive quality growth in the programme through enabling our regional teams to measure impact through a robust reporting solution and convert IHG Academy hires into employees.

Carbon footprint per occupied room (CPOR)[a]

We work with our hotels to drive energy efficiency and carbon reductions across our estate. In 2017, we set ourselves a target to reduce CPOR by 6-7% by 2020. This is therefore the last reporting year against this target, while we shift our focus towards achieving our science-based carbon reduction targets to 2030 (see page 29).

2020 status

•  At the end of 2019, we reported a 5.9%[a] reduction in CPOR against our 2017 baseline, nearly meeting our three-year intensity target a year early.

•  CPOR was significantly affected by the impacts of Covid-19 on our industry, and 2020 closed with a 10.2% increase against our 2017 baseline. Over the same period, our absolute carbon emissions fell by 23.6% (see page 29). This was largely due to the impacts of Covid-19, but also in part a result of targeted efforts in our estate to help minimise energy consumption during hotel closures and maximise energy efficiency at re-opening.

2021 priorities

•  Continue to work with our hotels to maximise energy efficiency and reduce our carbon footprint.

•  Use a bespoke decarbonisation tool, developed with a third party during 2020, to model the possible impacts of different interventions on our carbon footprint and develop a roadmap to 2030.

•  Enhance our environmental reporting systems, to continue building more robust and complete datasets, and providing more detailed performance insights and guidance for our hotels to support continuous improvement.

•  Assess renewable energy opportunities for IHG to maximise/optimise the role of renewable energy in achieving our carbon reduction targets.

Employee engagement survey scores[b]

Revised Colleague HeartBeat survey, completed by our corporate, customer reservations office and managed hotel general managers (excluding our joint ventures).

We measure employee engagement to monitor risks relating to talent (see page 38) and to help us understand the issues that are relevant to our people as we build a diverse and inclusive culture (see page 28).

2020 status

•  The 2020 score of 79% was 2% higher than external benchmarks.

•  In response to the pandemic our priorities pivoted to developing training, tools and support to maintain colleague engagement during remote working and furlough, including flexible learning summits, ‘keeping in touch’ mechanisms and more frequent leadership communications.

•  Prioritised support for employee health and wellbeing including:

–  creation of an Employee Assistance Programme (EAP), containing details of local support services that employees could call on;

–  launch of a resilience and wellbeing newsletter in Greater China plus online resources to assist our support centre employees; and

–  monthly dedicated ‘re-charge days’ from June to August for corporate employees to focus on health, wellbeing or personal development.

•  Established ERGs to champion and drive our diverse, inclusive culture.

•  Advanced our General Manager talent pipeline by developing new systems and processes to enable visibility of key talent in hotels.

2021 priorities

•  Build our future career proposition to remain a leading employer within the industry via a compelling employer value proposition.

•  Engage our corporate employees with our new behaviours to support our future strategy and cultural shifts.

•  Continue to purposefully grow and develop our corporate Senior Leaders and General Managers to help lead our recovery strategy and future growth.

•  Continue to build an inclusive culture and increase the diversity of our leadership and talent pipelines to enable IHG to maximise the talents and contributions of all employees.

[a]	Carbon intensity figures for 2017 to 2019 have been restated in a move to calendar reporting in 2020. Prior reported growth based on previous methodology. The 2016 figure could not be restated.

[b]

Due to the complexity of survey administration in hotels during the pandemic the employee engagement survey process was amended. The 2020 score reflects the results of a single survey and includes employees in corporate, reservations offices and general managers (in managed hotels). Prior results from 2017 to 2019 have been restated for comparability to exclude the results of surveys from the managed estate, other than general managers. The 2016 survey results could not be restated.

46	IHG | Annual Report and Form 20-F 2020

Performance

Key performance measures (including Non-GAAP measures) used by management

The Annual Report and Form 20-F presents certain financial measures when discussing the Group’s performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management’s view these measures provide investors and other stakeholders with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Group Financial Statements (see pages 126 to 132).

Linkage of performance measures to Directors’ remuneration and KPIs			See pages 96 to 111 for more information on Directors’ remuneration and pages 43 to 46 for more information on KPIs.

The Annual Performance Plan	The Long Term Incentive Plan	Key Performance Indicators

Measure	Commentary

Global revenue per available room (RevPAR) growth RevPAR, average daily rate and occupancy statistics are disclosed on pages 217 to 218.

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

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and prior year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the two years. These measures include the adverse impact of hotels temporarily closed as a result of Covid-19.

RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue from hotels in IHG’s System Owned, leased and managed lease revenue as recorded in the Group Financial Statements is reconciled to total gross revenue on page 53.

Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG’s brands and the combined impact of IHG’s growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream. IHG’s business model is described on pages 12 to 15. Total gross revenue comprises:

•  total rooms revenue from franchised hotels;

•  total hotel revenue from managed hotels including food and beverage, meetings and other revenues and reflects the value IHG drives to managed hotel owners by optimising the performance of their hotels; and

•  total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross hotel revenue is not revenue attributable to IHG as these managed and franchised hotels are owned by third parties.

Revenue and operating profit measures

The reconciliation of the most directly comparable line item within the Group Financial Statements (i.e. total revenue and operating profit, accordingly) to the non-IFRS revenue and operating profit measures is included on pages 212 to 215.

Revenue and operating profit from (1) fee business and (2) owned, leased and managed lease hotels, are described as ‘revenue from reportable segments’ and ‘operating profit from reportable segments’, respectively, within note 2 to the Group Financial Statements. These measures are presented for each of the Group’s regions.

Management believes revenue and operating profit from reportable segments is meaningful to investors and other stakeholders as it excludes the following elements and reflects how management monitors the business:

•  System Fund – the Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the hotels within the IHG System. As described within the Group’s accounting policies (page 139), the System Fund is operated to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme.

Performance	IHG | Annual Report and Form 20-F 2020	47

Strategic Report

Performance continued

Measure	Commentary

Revenue and operating profit measures continued

•  Revenues related to the reimbursement of costs – as described within the Group’s accounting policies (page 139), there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels and growth in these revenues is not reflective of growth in the performance of the Group. As such, management do not include these revenues in their analysis of results.

•  Exceptional items – these are identified by virtue of either their size, nature, or incidence and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items.

In further discussing the Group’s performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:

• Underlying revenue;

• Underlying operating profit;

• Underlying fee revenue; and

• Fee margin.

Operating profit measures are, by their nature, before interest and tax. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group’s ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit

These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group’s ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group’s operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group’s financial performance.

Underlying fee revenue growth	Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG’s ability to grow the core fee-based business, aligned to IHG’s asset-light strategy.

48	IHG | Annual Report and Form 20-F 2020

Measure	Commentary
Fee margin	Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing ‘fee operating profit’ by ‘fee revenue’. Fee revenue and fee operating profit are calculated from the revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude the revenue and operating profit from the Group’s owned, leased and managed lease hotels and significant liquidated damages.

In addition, fee margin is adjusted for the results of the Group’s captive insurance company, where premiums are intended to match the expected claims over the longer term (see page 138 to the Group Financial Statements), and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG’s core fee-based business, as the scale of IHG’s operations increases with growth in IHG’s System size.

Adjusted interest Financial income and financial expenses as recorded in the Group Financial Statements is reconciled to adjusted interest on page 216.	Adjusted interest is presented before exceptional items and excludes the following items of interest which are recorded within the System Fund:

•  IHG records an interest charge on the outstanding cash balance relating to the IHG Rewards programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG.

• The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System.

As the Fund is included on the Group income statement, these amounts are included in the reported net Group financial expenses, reducing the Group’s effective interest cost. Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Tax excluding the impact of exceptional items and System Fund

A reconciliation of the tax charge as recorded in the Group Financial Statements to tax excluding the impact of exceptional items and System Fund can be found in note 8 to the Group Financial Statements on page 158.

As outlined above, exceptional items can vary year-on-year and, where subject to tax at a different rate than the Group as a whole, they can therefore impact the current year’s tax charge. The System Fund is not managed to a profit or loss for IHG over the longer term and is, in general, not subject to tax either.

Management believes removing these provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group’s ongoing tax charge.

Adjusted earnings per ordinary share

Basic earnings per ordinary share as recorded in the Group Financial Statements is reconciled to adjusted earnings per ordinary share in note 10 to the Group Financial Statements on page 163.

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

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Performance	IHG | Annual Report and Form 20-F 2020	49

Strategic Report

Performance continued

Measure	Commentary

Net debt Net debt is included in note 23 to the Group Financial Statements.	Net debt is used in the monitoring of the Group’s liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group’s bank covenants and with the objective of maintaining an investment grade credit rating (see page 14 for further discussion). Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents.

Adjusted EBITDA Operating profit recorded in the Group Financial Statements is reconciled to adjusted EBITDA on page 216.	Adjusted EBITDA has been added as a measure in 2020 as it has become an increasingly useful measure to investors for comparing the performance of different companies.
One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of maintaining this ratio at 2.5-3.0x. Adjusted EBITDA is defined as operating profit, excluding System Fund revenues and expenses, exceptional items and depreciation and amortisation.

Adjusted EBITDA is useful to investors and other stakeholders for comparing the performance of different companies as depreciation, amortisation and exceptional items are eliminated. It can also be used as an approximation of operational cash flow generation. This measure is relevant to the Group’s banking covenants, which have been waived until 31 December 2021. Details of covenant levels and performance against these is provided in note 24 to the Group Financial Statements. The leverage ratio uses a Covenant EBITDA measure which is calculated on a ‘frozen GAAP’ basis, which excludes the effect of IFRS 16.

Gross capital expenditure, net capital expenditure, free cash flow

The reconciliation of the Group’s statement of cash flows (i.e. net cash from investing activities, net cash from operating activities, accordingly) to the non-IFRS capital expenditure and cash flow measures are included on pages 215 to 216.

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

Gross capital expenditure	Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments (see page 15 for a description of System Fund capital investments and recent examples).

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

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

50	IHG | Annual Report and Form 20-F 2020

Measure	Commentary
Net capital expenditure	Net capital expenditure provides an indicator of the capital intensity of IHG’s business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions. Net capital expenditure includes the inflows arising from any disposal receipts, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recharged to the System Fund, over the life of the asset (see page 15).

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group’s strategy.

Free cash flow	Free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; and (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities.

In 2016, free cash flow was also adjusted for the cash receipt arising from the renegotiation of a long-term partnership agreement.

Management believes free cash flow is a useful measure for investors and other stakeholders, as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 212 to 218 and the Glossary on pages 248 to 249.

Performance	IHG | Annual Report and Form 20-F 2020	51

Strategic Report

Performance continued

Group

Group results

				12 months ended 31 December
	2020 $m	2019 $m	2020 vs 2019 % change	2018 $m	2019 vs 2018 % change
Revenue[a]
Americas	512	1,040	(50.8)	1,051	(1.0)
EMEAA	221	723	(69.4)	569	27.1
Greater China	77	135	(43.0)	143	(5.6)
Central	182	185	(1.6)	170	8.8
Revenue from reportable segments	992	2,083	(52.4)	1,933	7.8
System Fund revenues	765	1,373	(44.3)	1,233	11.4
Reimbursement of costs	637	1,171	(45.6)	1,171	–
Total revenue	2,394	4,627	(48.3)	4,337	6.7
Operating profit[a]
Americas	296	700	(57.7)	673	4.0
EMEAA	(50)	217	(123.0)	206	5.3
Greater China	35	73	(52.1)	70	4.3
Central	(62)	(125)	(50.4)	(117)	6.8
Operating profit from reportable segments	219	865	(74.7)	832	4.0
System Fund result	(102)	(49)	108.2	(146)	(66.4)
Operating profit before exceptional items	117	816	(85.7)	686	19.0
Operating exceptional items	(270)	(186)	45.2	(104)	78.8
Operating (loss)/profit	(153)	630	(124.3)	582	8.2
Net financial expenses	(140)	(115)	21.7	(96)	19.8
Fair value gains/(losses) on contingent purchase consideration	13	27	(51.9)	(4)	(775.0)
(Loss)/profit before tax	(280)	542	(151.7)	482	12.4

(Loss)/earnings per ordinary share
Basic	(142.9)¢	210.4¢	(167.9)	183.7¢	14.5
Adjusted[b]	31.3 ¢	303.3 ¢	(89.7)	293.2 ¢	3.4
Average US dollar to sterling exchange rate	$1: £0.78	$1: £0.78	–	$1: £0.75	4.0

Highlights for the year ended

31 December 2020

Covid-19 significantly impacted IHG’s financial performance in 2020, resulting in large RevPAR declines in all regions, commencing in the first quarter as governments across the globe successively imposed significant and wide-reaching restrictions on mobility between and within countries. The peak impact to the Group was witnessed at the beginning of the second quarter at the point where travel and movement restrictions were in place across much of the US and Europe, whilst domestic travel restrictions were starting to be lifted in China. Many hotels were temporarily closed during the height of the first wave of the pandemic with ~15% of IHG’s global estate shut by the end of April. Performance improved into the third quarter, driven by increases in domestic travel in countries that had lifted restrictions, including the US, where our performance has been ahead of the industry. As Covid-19 cases rose through the fourth quarter, particularly in the US and Europe, varying levels of restrictions were reintroduced in several countries, resulting in a slowing in the pace of RevPAR recovery.

Overall, Group comparable RevPARc declined 25% in the first quarter, 75% in the second quarter, 53% in the third quarter, 53% in the fourth quarter and 53% in the full year, all compared to the prior year.

During the year ended 31 December 2020, total revenue decreased by $2,223m (48.3%) to $2,394m, whilst revenue from reportable segments decreased by $1,091m (52.4%) to $992m, due to the significant and wide-ranging impacts of Covid-19 on both fee revenue and revenues from owned, leased and managed lease hotels. Operating profit decreased by $783m (124.3%) to a loss of $153m and profit before tax decreased by $822m (151.7%) to a loss of $280m, driven predominantly by materially lower fee revenues, significantly lower revenues in the owned, leased and managed lease estate, coupled with a $53m decrease the System Fund result to a $102m deficit, a $84m net increase in operating exceptional charges, and an increase in expected credit losses. These reductions in revenue and increases in charges were partially offset by rapid and decisive action by management to mitigate against the scale and speed of trading disruption through limiting discretionary spend, reducing salaries and incentives, and other targeted cost reductions. The $270m operating exceptional charge was driven principally by: $274m of impairment charges including $48m recognised in relation to trade deposits and loans, $53m recognised in relation to contract assets, $48m recognised in relation to acquired management agreements and $90m recognised in relation to property, plant and equipment, substantially all relating to owned and leased hotel assets. Additionally,

[a]

Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels. Greater China includes revenue and operating profit before exceptional items from fee business.

[b]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 47 to 51. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 212 to 215.

[c]	Comparable RevPAR includes the adverse impact of hotels temporarily closed as a result of Covid-19.

52	IHG | Annual Report and Form 20-F 2020

a $52m credit was recognised in related to the derecognition or termination of certain leases. Detail of impairments is described in note 6 of the Group Financial Statements and on pages 135 to 137.

Operating profit from reportable segments decreased by $646m (74.7%) to $219m.

Underlyinga revenue and underlyinga operating profit decreased by $1,071m (52.0%) and $635m (74.7%) respectively.

IHG System size increased by 0.3% to 886,036 rooms, increasing by 2.2% excluding the impact of the exit of hotels associated with the SVC portfolio, whilst underlying fee revenuea decreased by 45.0%.

Fee margina decreased by 20.0 percentage points to 34.1%, impacted by the significant reduction in fee revenue driven by Covid-19, partially offset by targeted cost reductions.

Basic earnings per ordinary share decreased by (167.9)% to a loss per ordinary share of (142.9)¢, whilst adjusteda earnings per ordinary share decreased by 89.7% to 31.3¢.

For discussion of 2019 results, and the changes compared to 2018, refer to the 2019 Annual Report and Form 20-F.

[a]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 47 to 51. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 212 to 215.

Accounting principles

The Group results are prepared under International Financial Reporting Standards (IFRS). The application of IFRS requires management to make judgements, estimates and assumptions, and those considered critical to the preparation of the Group results are set out on pages 134 to 137 of the Group Financial Statements.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this performance review are calculated after eliminating these exceptional items. An analysis of exceptional items is included in note 6 on page 154 of the Group Financial Statements.

Total gross revenue in IHG’s System

	12 months ended 31 December
	2020 $bn	2019 $bn	% change [b]
Analysed by brand
InterContinental	2.0	5.1	(60.2)
Kimpton	0.4	1.4	(71.2)
HUALUXE	0.1	0.1	5.3
Crowne Plaza	1.8	4.3	(57.3)
Hotel Indigo	0.3	0.6	(56.9)
EVEN Hotels	0.0	0.1	(66.8)
Holiday Inn	2.8	6.3	(55.0)
Holiday Inn Express	4.2	7.3	(42.4)
Staybridge Suites	0.7	1.0	(32.8)
Candlewood Suites	0.7	0.9	(22.3)
Other	0.5	0.8	(41.1)
Total	13.5	27.9	(51.5)

Analysed by ownership type
Fee business	13.3	27.3	(51.1)
Owned, leased and managed lease	0.2	0.6	(70.6)
Total	13.5	27.9	(51.5)

[b]  Year-on-year percentage movement calculated from source figures, to provide better illustration of relative impact of Covid-19 on brands and on fee business and owned, leased and managed lease hotels.

Total gross revenue in IHG’s System decreased by 51.5% (51.4% decrease at constant currency) to $13.5bn, due to the significant RevPAR decline of 52.5% driven by the global impact of Covid-19.

Performance	IHG | Annual Report and Form 20-F 2020	53

Strategic Report

Performance continued

Group continued

Group hotel and room count

	Hotels		Rooms
		Change		Change
At 31 December	2020	over 2019	2020	over 2019
Analysed by brand
Six Senses	16	(2)	1,129	(319)
Regent	7	1	2,190	187
InterContinental	205	(7)	69,941	(1,040)
Kimpton	73	7	13,085	39
HUALUXE	12	3	3,433	723
Crowne Plaza	429	(2)	118,879	(1,703)
Hotel Indigo	125	7	15,604	1,030
EVEN Hotels	16	3	2,410	461
voco	18	6	5,077	784
Holiday Inn[a]	1,276	(8)	236,554	(3,340)
Holiday Inn Express	2,966	91	309,487	10,253
avid hotels	24	17	2,156	1,521
Staybridge Suites	303	3	32,895	262
Candlewood Suites	366	(44)	32,435	(5,897)
Other[b]	128	(14)	40,761	(488)
Total	5,964	61	886,036	2,473

Analysed by ownership type
Franchised	5,005	135	627,348	12,374
Managed	936	(71)	253,288	(8,965)
Owned, leased and managed lease	23	(3)	5,400	(936)
Total	5,964	61	886,036	2,473

During 2020, the global IHG System (the number of hotels and rooms which are franchised, managed, owned, leased or managed lease) increased by 61 hotels (2,473 rooms) to 5,964 hotels (886,036 rooms).

Openings of 285 hotels (39,392 rooms) was 30.7% lower than in 2019, impacted by large periods of restriction on non-essential activity in major markets. Openings in the Americas included 96 hotels (8,945 rooms) in the Holiday Inn Brand Family. 61 hotels (11,288 rooms) were opened in EMEAA in 2020, with the Greater China region also contributing openings of 57 hotels (11,358 rooms). 224 hotels (36,919 rooms) left the IHG System in 2020, of which 102 hotels (16,655 rooms) related to SVC and 13 hotels (2,118 rooms) related to a portfolio of hotels in Germany. This compared to 111 hotels (18,198 rooms) that left the IHG System in 2019.

[a]

Includes 47 Holiday Inn Resort properties (11,446 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms), (2019: 46 Holiday Inn Resort properties (11,502 rooms) and 28 Holiday Inn Club Vacations properties (8,592 rooms)).

[b]	Includes three open hotels that will be re-branded to voco.

Total number of hotels

5,964

Total number of rooms

886,036

54	IHG | Annual Report and Form 20-F 2020

Group pipeline

	Hotels		Rooms
		Change		Change
At 31 December	2020	over 2019	2020	over 2019
Analysed by brand
Six Senses	31	6	2,239	469
Regent	6	1	1,535	591
InterContinental	69	4	17,774	756
Kimpton	32	(1)	6,265	62
HUALUXE	25	3	6,907	727
Crowne Plaza	89	1	24,228	(278)
Hotel Indigo	104	3	15,704	556
EVEN Hotels	31	5	5,046	704
voco	29	12	8,179	1,959
Holiday Inn[a]	262	(13)	51,163	(1,746)
Holiday Inn Express	683	(71)	87,152	(8,722)
avid hotels	192	(15)	17,526	(1,542)
Staybridge Suites	155	(27)	17,490	(3,244)
Candlewood Suites	73	(18)	6,369	(1,817)
Atwell Suites	19	9	1,849	849
Other[b]	15	(2)	2,631	(310)
Total	1,815	(103)	272,057	(10,986)

Analysed by ownership type
Franchised	1,310	(101)	159,068	(7,573)
Managed	504	(2)	112,834	(3,413)
Owned, leased and managed lease	1	–	155	–
Total	1,815	(103)	272,057	(10,986)

At the end of 2020, the global pipeline totalled 1,815 hotels (272,057 rooms), a decrease of 103 hotels (10,986 rooms) on 31 December 2019. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

Group signings decreased from 623 hotels in 2019 to 360 hotels and rooms decreased from 97,754 rooms to 56,146 rooms, as movement restrictions, enforced hotel closures and the shock to the global economy caused by Covid-19 reduced the pace of signings across the hospitality industry. Signings in 2020 included 180 hotels (26,600 rooms) signed for the Holiday Inn Brand Family, over half of which were contributed by Greater China (94 hotels, 16,692 rooms). Conversions represented 25.2% of Group signings in 2020.

Active management of the pipeline to remove deals that have become dormant or no longer viable reduced the pipeline by 178 hotels (27,740 rooms), compared to 153 hotels (20,439 rooms) in 2019.

[a]

Includes 34 Holiday Inn Resort properties (7,251 rooms) and zero Holiday Inn Club Vacations properties (zero rooms), (2019: 29 Holiday Inn Resort properties (6,335 rooms) and one Holiday Inn Club Vacations properties (110 rooms)).

[b]	Includes one hotel to be branded as a voco.

Total number of hotels in the pipeline

1,815

Total number of rooms in the pipeline

272,057

Performance	IHG | Annual Report and Form 20-F 2020	55

Strategic Report

Performance continued

Regional review

The performance, plans and priorities of each of our regions have been impacted to a different extent by Covid-19, in terms of both the length and severity of disruption.

IHG’s response was shaped by our purpose of True Hospitality for Good, with each region implementing the IHG Clean Promise and developing policies, operating procedures, brand standards and training programmes to protect the health and safety of guests and colleagues. In each region, plans were developed to support owners to reduce costs and protect cash flow by relaxing brand standards, temporarily reducing fees and helping owners meet the challenge of closing and reopening hotels safely. At the same time, each region developed commercial and operational plans to support their recovery to benefit all stakeholders. These measures continue into 2021 regional priorities, with a focus on customer centricity, maximising owner returns by making sustainable savings in hotel operating costs and driving improved guest satisfaction through quality improvements. The information set out below describes each region’s delivery against our strategic priorities and measures taken to respond to Covid-19, the following pages describe each region’s 2020 performance.

2020 review

Americas

• Ensured hotels were delivering on Covid-19 health and safety measures and the IHG Clean Promise by developing a virtual process to monitor compliance to our new standards; audited over 4,000 hotels in the region in a few short months.

• Worked with the highest levels of the US government to advocate for small business funding and assisted our owners with resources to apply for federal funds.

• Assisted communities by partnering with #FirstRespondersFirst and donated 50 million IHG Rewards points to provide free accommodation at hotels across the United States for frontline Covid-19 first responders.

• Captured domestic travel demand and achieved strong share gains across our brands in the midscale segments, which demonstrated resilience during the crisis.

• Strengthened the overall portfolio with 137 new signings and 167 openings driven by Holiday Inn Express, avid hotels, and our Suites brands.

• Achieved several brand milestones with the opening of the first voco in the Americas (New York City), first avid in Mexico, and first Kimpton in Mexico.

EMEAA	• Supported hotel owners and colleagues throughout Covid-19, focusing on the health and safety of our hotel colleagues and providing cost management solutions for our owners.

• EMEAA’s operating model continued to unlock high-value growth opportunities, opening 61 hotels and signing 82. Highlights included the expansion of Kimpton to eight open hotels, voco to 16 and Hotel Indigo to 46, as well as eight InterContinental signings. The total EMEAA estate reached 1,149 hotels with 389 in the pipeline.

• Continued focus on delivering operations efficiency for our owners, simplifying brand standards, reducing procurement costs, and continuously strengthening our approach to commercial and operational hotel support.

• Built great momentum behind critical guest experience initiatives, with a focus on quality, service and cleanliness (IHG Way of Clean programme), resulting in increased Guest Love scores across EMEAA.

• Engaged and supported employees through a wide range of pan-regional initiatives focused on mental and physical wellbeing; continued to develop and prioritise our diversity and inclusion agenda.

Greater China

• Responding to the outbreak of Covid-19, we successfully implemented the IHG Clean Promise measured through improvements in guest satisfaction scores, and developed data driven commercial and operational plans to drive business recovery.

• Achieved brand milestones with opening of our 100th franchise hotel, 200th Holiday Inn Express, 100th Crowne Plaza, 50th InterContinental and launch of EVEN and voco brands.

• Strengthened market presence of IHG brand portfolio in Greater China, with 141 signings and 57 openings, including many iconic properties in key markets such as the Regent Shanghai Pudong, InterContinental Chongqing Raffles City, voco Hangzhou Binjiang Minghao and Hualuxe Shanghai Twelve at Hengshan.

• Launched mobile booking and payment solutions, a corporate travel portal and an industry first tri-party credit card.

• Developed and implemented a Franchise Performance Support platform that delivers owner and hotel solutions, focused on driving operating performance with revenue tools and support.

• Received the Magnolia Award in recognition of IHG’s contribution to Shanghai’s development and international cooperation.

56	IHG | Annual Report and Form 20-F 2020

Staybridge, Washington DC, US	Hotel Indigo, Bath, UK	Holiday Inn Express, Macau City
Centre, Macau SAR

2021 priorities

Americas

• Continue to lead our hotels through recovery to capture share from industries that are seeing increased demand including construction, engineering, technology, communications, education and medical services.

• Build on the momentum of our most recent brand launches and targeted transformations:

– continue the growth of avid hotels, Atwell Suites and EVEN Hotels;

– expand voco to capture the opportunity of increased hotel conversions in the coming years;

– sustain focus on quality and consistency of estate, including established brands Holiday Inn and Crowne Plaza; and

– expand our luxury and lifestyle footprint and open our first Six Senses in the region.

• Maximise owner returns by identifying opportunities for efficiencies in hotel construction and operations.

• Expand contactless check-in and check-out, and explore additional technology solutions to improve the guest experience.

• Strengthen our focus on diversity and inclusion by increasing representation of ethnically diverse employees, rolling out mandatory unconscious bias training, and enhancing our partnerships in the community.

EMEAA

• Continue to support our owners, guests and colleagues through Covid-19 recovery, focused on driving domestic demand, generating best-in-class returns for our owners and developing capabilities within our teams.

• Execute and deliver the EMEAA growth strategy, expanding our market-leading, loved and trusted brands with a continued focus on quality and guest satisfaction.

• Continue to maximise owner returns on investment across EMEAA by focusing on labour efficiency, energy, procurement, technology and brand standards.

• Deliver value throughout the region with the execution of an innovative digital strategy which utilises the data, insights, technology and platforms required to make us attractive to guests and drive performance for owners.

• Refresh our talent management process to ensure we attract the best talent into critical roles throughout EMEAA, whilst ensuring our region is more diverse, inclusive and supportive for everyone.

• Extend leadership pipeline to support growth and our future state operating model, including strengthening at the hotel level (General Manager and hotel Senior Leadership teams).

Greater China	• Deploy and deliver the Greater China Covid-19 recovery plan, focusing on providing a safe and clean environment for our guests and communities and generating best-in-class returns for our owners.

• Continue to execute the growth strategy across midscale segments and penetrate fast growing cities and leisure destinations in South and East China.

• Deliver the Greater China digital strategy, focused on mobile digital solutions across the end-to-end guest journey.

• Scale our franchise model, strengthen owner and hotel support that delivers customised brand learning and certification programmes, revenue dashboards and insights, and proactive deployment support.

• Adapt our owner offer across the hotel lifecycle in response to changing market dynamics and owner needs.

• Continue to strengthen IHG Rewards programme through strategic partner alliances and market relevant membership benefits that drive loyalty contribution.

• Continue our talent development momentum to support growth.

Performance	IHG | Annual Report and Form 20-F 2020	57

Strategic Report

Performance continued

Americas

“During the most challenging time in our industry’s history we are focused on the health and safety of our guests and colleagues, and supporting our owners. We’ve continued to see confidence in our established brands and maintained the momentum of our newest brands, avid® hotels and Atwell Suites™, as well as introducing the voco™ brand to the Americas.”

Elie Maalouf

Chief Executive Officer, Americas

Americas revenue 2020 ($512m)

Americas number of rooms (514,012)

Comparable RevPAR movement on previous year

(12 months ended 31 December 2020)

Fee business
InterContinental	(71.0%)
Kimpton	(69.7%)
Crowne Plaza	(65.1%)
Hotel Indigo	(57.0%)
EVEN Hotels	(74.2%)
Holiday Inn	(52.0%)
Holiday Inn Express	(41.6%)
Staybridge Suites	(36.0%)
Candlewood Suites	(23.0%)
All brands	(48.5%)

Owned, leased and managed lease
EVEN Hotels	(62.0%)
Holiday Inn	(62.2%)
All brands	(62.1%)

Industry performance in 2020

Industry RevPAR in the Americas declined by 51.5%, driven by a 25.3 percentage point (ppt) decline in occupancy coupled with a 20.6% decline in average daily rate. Occupancy was impacted to an unprecedented extent by Covid-19, falling to a record low in April, as most international travel halted, and countries introduced varying levels of domestic restrictions. Room demand fell by 38.1%, whilst supply growth slowed to 1.3% as some projects were delayed or cancelled.

US lodging industry room demand declined by 35.7% in 2020, whilst supply growth slowed to 1.4%, the lowest in four years. US industry RevPAR declined by 50.1% in 2020, driven by a 24.1ppt decline in occupancy coupled with a 21.3% decline in average daily rate. The impact of Covid-19 was felt most strongly in the luxury and upper upscale segments, which declined 67.2% and 67.5% respectively, due to a greater distribution in urban markets and a greater reliance on corporate and group business. The US upper midscale chain scale, where the Holiday Inn and Holiday Inn Express brands operate, was more resilient to the impact of Covid-19, declining by 43.8%.

In Canada, industry RevPAR declined by 62.6%, driven by a 33.8ppt occupancy decline, and a 21.5% decline in average daily rate. In Mexico, RevPAR declined by 57.1%, led by a 33.6ppt occupancy decline and a 4.6% decline in average daily rate.

Holiday Inn Cheshire –

Southington, US

IHG’s regional performance in 2020

IHG’s comparable RevPAR in the Americas declined by 48.5%, driven by a 26.5ppt decline in occupancy coupled with a 16.2% decline in average daily rate. The region is predominantly represented by the US, where comparable RevPAR declined by 46.9%, a lower rate of decline than the industry. In the US, we are most represented by our upper midscale brands Holiday Inn and Holiday Inn Express. US RevPAR for the Holiday Inn Express brand declined by 40.3%, whilst the Holiday Inn brand declined by 50.0%.

Canada RevPAR declined by 62.2%, whilst Mexico RevPAR declined by 57.2%, led by occupancy declines.

58	IHG | Annual Report and Form 20-F 2020

Americas results

			12 months ended 31 December
	2020 $m	2019 $m	2020 vs 2019 % change	2018 $m	2019 vs 2018 % change
Revenue from the reportable segment[a]
Fee business	457	853	(46.4)	853	–
Owned, leased and managed lease	55	187	(70.6)	198	(5.6)
Total	512	1,040	(50.8)	1,051	(1.0)
Operating profit from the reportable segment[a]
Fee business	323	663	(51.3)	638	3.9
Owned, leased and managed lease	(27)	37	(173.0)	35	5.7
	296	700	(57.7)	673	4.0
Operating exceptional items	(118)	(62)	90.3	(36)	72.2
Operating profit	178	638	(72.1)	637	0.2

Review of the year ended

31 December 2020

With 4,298 hotels (514,012 rooms), the Americas represents 58% of the Group’s room count. The key profit-generating region is the US, although the Group is also represented in Latin America, Canada, Mexico and the Caribbean. 92% of rooms in the region are operated under the franchise business model, primarily under our brands in the midscale segments (including the Holiday Inn Brand Family). In the upscale market segment, Crowne Plaza is predominantly franchised whereas, in the luxury market segment, InterContinental-branded hotels are operated under both franchise and management agreements, whilst Kimpton is predominantly managed. 12 of the Group’s 16 hotel brands are represented in the Americas.

Following solid trading in the first two months of 2020, Covid-19 rapidly impacted the Americas region from March leading to sharp declines in RevPAR across the region. Occupancy levels dropped to historic lows in April, as physical distancing and travel restrictions came into effect across the region, with ~10% of hotels closed in the US by the end of April. In the US, occupancyb was ~20% at the lowest point.

As the second quarter progressed and restrictions began to be lifted, the beginnings of a recovery were seen in both RevPAR and occupancy. By the end of June the majority of hotels had reopened with just ~3% of US hotels closed and occupancyb in the US of ~42%. The initial recovery continued into the third quarter, led by the US franchised estate, which benefits from a weighting towards hotels in the midscale segments. Those hotels derive the majority of their business from domestic demand and have a lower reliance on large group business and higher distribution in non-urban markets. The recovery continued into the fourth quarter at a slower pace, as a resurgence in Covid-19 cases led to the reinstatement of restrictions in a number of locations across the US. By the end of the year only ~1% of hotels were closed in the US.

Comparable RevPARb in the Americas declined 19% in the first quarter of 2020, 71% in the second quarter, 50% in the third quarter and 50% in the fourth quarter, with a decline of 49% for the full year.

Revenue from the reportable segmenta decreased by $528m (50.8%) to $512m, driven by the impacts of Covid-19. Operating profit decreased by $460m (72.1%) to $178m, driven by the reduction in revenue, and a $56m net increase in operating exceptional charges, partially offset by cost saving measures. Operating profit from the reportable segmenta decreased by $404m (57.7%) to $296m. On an underlyingc basis, revenue decreased by $523m (50.5%), whilst underlyingc operating profit decreased by $400m (57.5%).

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenuec decreased by $396m (46.4%) to $457m, driven by the significant impact of Covid-19 from March onwards on RevPAR and consequently fee revenues, including an $8m reduction in recognition of incentive management fees, and was also partly impacted by adverse foreign exchanged ($5m). Fee business operating profitc decreased by $340m

(51.3%) to $323m, due to reductions in fee revenue and an increase in expected credit losses, partially offset by cost savings commencing in the second quarter. Fee business operating profitc also benefited from a $4m favourable litigation settlement relating to one hotel, and the recognition of an $8m payroll tax credit, and was also partly impacted by adverse foreign exchanged ($4m).

Owned, leased and managed lease revenuec decreased by $132m (70.6%) to $55m, as the majority of hotels were closed during much of the second quarter, whilst owned, leased and managed lease operating profitc decreased by $64m (173.0%) to a loss of $27m, driven by the impact of lower occupancy and closures, partially offset by the implementation of cost savings and the benefit of $4m business interruption insurance at one hotel. There was no material impact of foreign exchanged on either revenue or operating profit.

For discussion of 2019 results, and the changes compared to 2018, refer to the 2019 Annual Report and Form 20-F.

[a]

Americas reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.

[b]	Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.

[c]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 47 to 51. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 212 to 215.

[d]	The impact of movements between the previous year’s average exchange rates and actual average exchange rates in 2020.

Performance	IHG | Annual Report and Form 20-F 2020	59

Strategic Report

Performance continued

Americas continued

Americas hotel and room count

	Hotels		Rooms
At 31 December	2020	Change over 2019	2020	Change over 2019
Analysed by brand
InterContinental	46	(5)	16,789	(1,107)
Kimpton	64	3	11,097	(900)
Crowne Plaza	136	(13)	35,405	(4,470)
Hotel Indigo	67	3	8,793	526
EVEN Hotels	15	2	2,239	290
voco	1	1	49	49
Holiday Inn[a]	766	(17)	130,942	(4,344)
Holiday Inn Express	2,425	57	220,342	5,349
avid hotels	24	17	2,156	1,521
Staybridge Suites	285	2	30,057	(187)
Candlewood Suites	366	(44)	32,435	(5,897)
Other[b]	103	(15)	23,708	(1,465)
Total	4,298	(9)	514,012	(10,635)

Analysed by ownership type
Franchised	4,105	97	471,802	6,537
Managed	187	(105)	40,391	(16,769)
Owned, leased and managed lease	6	(1)	1,819	(403)
Total	4,298	(9)	514,012	(10,635)

[a]

Includes 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms), (2019: 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations properties (8,592 rooms)).

[b]	Includes one open hotel that will be re-branded to voco.

Americas pipeline

	Hotels		Rooms
		Change		Change
At 31 December	2020	over 2019	2020	over 2019
Analysed by brand
Six Senses	7	2	519	97
InterContinental	7	–	1,724	175
Kimpton	20	(1)	3,483	24
Crowne Plaza	6	1	1,250	157
Hotel Indigo	31	(6)	4,155	(1,017)
EVEN Hotels	16	1	1,975	109
Holiday Inn[c]	80	(18)	10,446	(2,060)
Holiday Inn Express	386	(62)	37,355	(5,748)
avid hotels	191	(15)	17,311	(1,542)
Staybridge Suites	135	(27)	14,061	(2,813)
Candlewood Suites	73	(18)	6,369	(1,817)
Atwell Suites	19	9	1,849	849
Other	13	(3)	1,986	(793)
Total	986	(135)	102,757	(14,105)

Analysed by ownership type
Franchised	944	(133)	96,528	(13,458)
Managed	42	(2)	6,229	(647)
Total	986	(135)	102,757	(14,105)

[c]

Includes three Holiday Inn Resort properties (490 rooms) and zero Holiday Inn Club Vacations properties (zero rooms), (2019: three Holiday Inn Resort properties (490 rooms) and one Holiday Inn Club Vacations property (110 rooms)).

Total number of hotels

4,298

Total number of rooms

514,012

Americas System size decreased by nine hotels (10,635 rooms) to 4,298 hotels (514,012 rooms) during 2020. 167 hotels (16,476 rooms) opened in the year, compared to 233 hotels (26,121 rooms) in 2019, as Covid-19 resulted in periods of restriction on activities that temporarily slowed the pace of construction in some locations. Openings included 96 hotels (8,945 rooms) in the Holiday Inn Brand Family, representing 57.5% of the region’s hotel openings.

176 hotels (27,381 rooms) were removed from the Americas System in 2020, of which 102 hotels (16,655 rooms) related to SVC, driving the increase compared to 2019, when 87 hotels (11,603 rooms) were removed.

Total number of hotels in the pipeline

986

Total number of rooms in the pipeline

102,757

At 31 December 2020, the Americas pipeline totalled 986 hotels (102,757 rooms), representing a decrease of 135 hotels (14,105 rooms) over the prior year. Signings of 137 hotels (14,039 rooms) were behind last year by 168 hotels (18,917 rooms), as the economic uncertainty and restrictions on movement due to Covid-19 temporarily impacted investment into the broader hospitality industry. The majority of 2020 signings were within our midscale and upper midscale brands including the Holiday Inn Brand Family (60 hotels, 6,229 rooms), our Suites brands, Staybridge Suites, Candlewood Suites and Atwell Suites, (31 hotels, 2,777 rooms) and avid hotels (19 hotels, 1,651 rooms), which continues to make good progress towards becoming IHG’s next brand of scale.

105 hotels (11,398 rooms) were removed from the pipeline in 2020 compared to 107 hotels (10,255 rooms) in 2019.

60	IHG | Annual Report and Form 20-F 2020

EMEAA

“In EMEAA, the impact of Covid-19 was profound. With domestic restrictions and international borders closed, we focused on what we could control – growing our estate and strengthening brands, protecting our guests and colleagues, supporting owners, and positioning IHG® Hotels & Resorts in the best way possible.”

Kenneth Macpherson

Chief Executive Officer, EMEAA

EMEAA revenue 2020 ($221m)

EMEAA number of rooms (227,849)

Comparable RevPAR movement on previous year

(12 months ended 31 December 2020)

Fee business

InterContinental	(64.8%)

Crowne Plaza	(64.5%)

Hotel Indigo	(73.7%)

Holiday Inn	(64.3%)

Holiday Inn Express	(64.5%)

Staybridge Suites	(46.6%)

All brands	(64.6%)

Owned, leased and managed lease

InterContinental	(66.7%)

All brands	(74.2%)

Industry performance in 2020

Industry RevPAR in EMEAA declined by 64.8%, as Covid-19 drove a 41.1ppt decline in occupancy coupled with a 16.4% decline in average daily rate. Many major conferences and events were cancelled or postponed, including the UEFA Euro 2020 football tournament, set to be held in destinations across Europe, and the 2020 Tokyo Olympic Games. Domestic leisure travel became the main driver of demand in periods where restrictions were lifted. In Europe occupancy declined by 45.0ppts and average daily rate declined by 16.6%, resulting in a RevPAR decline of 69.0% as the majority of countries introduced tough restrictions on international and domestic travel from March, lasting several months in many instances. UK industry RevPAR declined 68.6%, driven by a 46.2ppt decline in occupancy coupled with a 21.5% decline in average daily rate. UK room demand was down 59.8%, as much of the year was impacted by national or local tiered movement restrictions and quarantine restrictions on inbound travellers. UK supply growth slowed to 0.6%, the lowest in six years. In Germany, industry RevPAR declined 64.4%, driven by a 42.8ppt decline in occupancy coupled with a 11.0% decline in average daily rate. France saw RevPAR decline by 68.4%.

RevPAR declined 49.7% in the Middle East, driven by a 25.9ppt decline in occupancy coupled with a 16.8% decline in average daily rate, as restrictions had a heavy impact on inbound travel. India saw RevPAR decline 63.0%.

Elsewhere in EMEAA, all major markets saw RevPAR declines in 2020 due to the Covid-19 pandemic, including Japan (61.6%), Australia (49.6%), and Thailand (70.3%), driven by large declines in occupancy.

IHG’s regional performance in 2020

EMEAA RevPAR declined 64.8%, driven by a 41.9ppt decline in occupancy coupled with a 18.4% decline in average daily rate. In the UK, where IHG has the largest regional presence, RevPAR declined by 65.2%, led by a decline in London of 74.1%, as inbound international travel was limited for much of the year. Germany saw a RevPAR decline of 70.5% as occupancy declined 47.2ppts whilst average daily rate declined 13.3%. France declined by 70.7%.

RevPAR in the Middle East declined 53.4%, due to the impact of Covid-19. India RevPAR declined by 59.3% driven by occupancy.

Japan RevPAR declined by 62.0%, Australia RevPAR declined by 55.5%, and Thailand RevPAR declined by 70.2%, all due to occupancy declines following Covid-19 travel restrictions.

Kimpton Shinjuku, Tokyo

Performance	IHG | Annual Report and Form 20-F 2020	61

Strategic Report

Performance continued

EMEAA

EMEAA results

			12 months ended 31 December
	2020 $m	2019 $m	2020 vs 2019 % change	2018 $m	2019 vs 2018 % change
Revenue from the reportable segment[a]
Fee business	107	337	(68.2)	320	5.3
Owned, leased and managed lease	114	386	(70.5)	249	55.0
Total	221	723	(69.4)	569	27.1
Operating (loss)/profit from the reportable segment[a]
Fee business	(18)	202	(108.9)	202	–
Owned, leased and managed lease	(32)	15	(313.3)	4	275.0
	(50)	217	(123.0)	206	5.3
Operating exceptional items	(128)	(109)	17.4	(12)	808.3
Operating (loss)/profit	(178)	108	(264.8)	194	(44.3)

Review of the year ended

31 December 2020

Comprising 1,149 hotels (227,849 rooms) at the end of 2020, EMEAA represented 26% of the Group’s room count. Revenues are primarily generated from hotels in the UK and gateway cities in continental Europe, the Middle East and Asia. The largest proportion of rooms in the UK and continental Europe are operated under the franchise business model, primarily under our upper midscale brands (Holiday Inn and Holiday Inn Express). Similarly, in the upscale market segment, Crowne Plaza is predominantly franchised, whereas, in the luxury market segment, the majority of InterContinental-branded hotels are operated under management agreements. The majority of hotels in markets outside of Europe are operated under the managed business model.

Covid-19 impacted EMEAA from the second half of February onwards as government-mandated international and domestic travel restrictions progressed across the region, resulting in a significant drop in RevPAR in the first quarter and culminating in ~50% of IHG’s hotels in the region being closed by April, with occupancyb dropping to ~11% in the month. Restrictions remained in place through much of the second quarter, severely impacting travel, particularly in Europe. The rate of RevPAR decline improved in the third quarter as government-mandated closures and travel restrictions were partially eased, with demand largely leisure-related. Demand began to weaken again in September and the fourth quarter was further impacted by the reinstatement of restrictions in many countries following a second wave of Covid-19 cases building through the autumn. By the end of the year ~80% of hotels were open across EMEAA.

Comparable RevPARb declined 26% in the first quarter, 88% in the second quarter, 70% in the third quarter and 71% in the fourth quarter, with a decline of 65% for the full year.

Revenue from the reportable segmenta decreased by $502m (69.4%) to $221m as the impact of Covid-19 resulted in a significant reduction in fees as well as temporary closure of many owned, leased and managed lease hotels. Operating profit decreased by $286m (264.8%) to an operating loss of $178m, driven by the reduction in revenue and a $19m net increase in operating exceptional charges, partially offset by planned cost saving measures. Operating profit from the reportable segmenta decreased by $267m (123.0%) to a loss of $50m. On an underlyingc basis, revenue decreased by $486m (69.0%) and underlyingc operating profit decreased by $260m (126.2%) to a loss of $54m.

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenuec decreased by $230m (68.2%) to $107m, driven by the significant impact of Covid-19 on RevPAR and consequently fee revenues, including a $76m reduction in recognition of incentive management fees. There was no material impact of foreign exchanged. Fee business operating profitc decreased by $220m (108.9%) to an operating loss of $18m, driven by lower fee revenue and an increase in expected credit losses, partially offset by cost savings commencing in the second quarter, and partly benefiting from the impact of foreign exchanged ($1m).

Owned, leased and managed lease revenuec decreased by $272m (70.5%) to $114m (foreign exchanged benefit $4m), as occupancy dropped rapidly through March and the majority of hotels were closed for a large proportion of the year. Owned, leased and managed lease operating profitc reduced by $47m (313.3%) to an operating loss of $32m, (foreign exchanged benefit $1m), driven by the impact of lower occupancy and closures, partially offset by the implementation of cost reduction measures undertaken across the estate, together with rent reductions received; there was also the benefit of a $3m gain from the sale of the lease on the Holiday Inn Melbourne Airport.

For discussion of 2019 results, and the changes compared to 2018, refer to the 2019 Annual Report and Form 20-F.

[a]

EMEAA reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.

[b]	Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.

[c]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 47 to 51. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 212 to 215.

[d]	The impact of movements between the previous year’s actual exchange rates and average rates in 2020.

62	IHG | Annual Report and Form 20-F 2020

EMEAA continued

EMEAA hotel and room count

	Hotels		Rooms
		Change		Change
At 31 December	2020	over 2019	2020	over 2019
Analysed by brand
Six Senses	15	(2)	1,007	(319)
Regent	3	–	771	–
InterContinental	108	(5)	32,474	(1,041)
Kimpton	8	4	1,859	939
Crowne Plaza	188	2	46,524	113
Hotel Indigo	46	5	5,066	627
voco	16	4	4,880	587
Holiday Inn[a]	401	7	74,984	1,552
Holiday Inn Express	329	5	47,356	902
Staybridge Suites	18	1	2,838	449
Other[b]	17	2	10,090	670
Total	1,149	23	227,849	4,479

Analysed by ownership type
Franchised	774	1	125,720	(735)
Managed	358	24	98,548	5,747
Owned, leased and managed lease	17	(2)	3,581	(533)
Total	1,149	23	227,849	4,479

[a]	Includes 17 Holiday Inn Resort properties (3,330 rooms), (2019: 17 Holiday Inn Resort properties (3,604 rooms)).

[b]	Includes two open hotels that will be re-branded to voco.

EMEAA pipeline

	Hotels		Rooms
		Change		Change
At 31 December	2020	over 2019	2020	over 2019
Analysed by brand
Six Senses	21	4	1,551	372
Regent	5	1	1,255	591
InterContinental	33	2	7,485	(22)
Kimpton	6	(1)	1,128	(119)
Crowne Plaza	35	–	9,101	(314)
Hotel Indigo	41	1	6,047	395
voco	26	9	7,774	1,554
Holiday Inn[a]	108	(11)	22,554	(3,382)
Holiday Inn Express	92	(20)	15,233	(3,816)
avid hotels	1	–	215	–
Staybridge Suites	20	–	3,429	(431)
Other	1	–	348	186
Total	389	(15)	76,120	(4,986)

Analysed by ownership type
Franchised	155	(10)	25,652	(1,679)
Managed	233	(5)	50,313	(3,307)
Owned, leased and managed lease	1	–	155	–
Total	389	(15)	76,120	(4,986)

[a]	Includes 18 Holiday Inn Resort properties (3,553 rooms), (2019: 18 Holiday Inn Resort properties (3,662 rooms)).

Total number of hotels

1,149

Total number of rooms

227,849

During 2020, EMEAA System size increased by 23 hotels (4,479 rooms) to 1,149 hotels (227,849 rooms). 61 hotels (11,288 rooms) opened in EMEAA in 2020, compared to 90 hotels (15,335 rooms) in 2019, as Covid-19 resulted in periods of restriction on activities that temporarily slowed the pace of construction in some locations.

38 hotels (6,809 rooms) left the EMEAA System in the period, including 13 hotels (2,118 rooms) related to a portfolio of hotels in Germany, driving the increase compared to 2019, when 15 hotels (3,064 rooms) left the EMEAA System.

Total number of hotels in the pipeline

389

Total number of rooms in the pipeline

76,120

The EMEAA pipeline totalled 389 hotels (76,120 rooms) at 31 December 2020, representing a decrease of 15 hotels (4,986 rooms) over 31 December 2019. Signings of 82 hotels (13,903 rooms) were behind last year by 78 hotels (15,222 rooms), as the economic uncertainty and restrictions on movement generated by Covid-19 temporarily impacted investment into the broader hospitality industry.

36 hotels (7,601 rooms) were removed from the pipeline in 2020, compared to 28 hotels (5,427 rooms) in the previous year.

Performance	IHG | Annual Report and Form 20-F 2020	63

Strategic Report

Performance continued

Greater China

“With the outbreak of Covid-19, the increased health and safety of our guests and colleagues was made a top priority, alongside supporting our hotels, owners and communities. As China contained the pandemic, we deployed a business recovery strategy to drive revenue through to profit, and focused on continued growth through new hotel openings and signings.”

Jolyon Bulley

Chief Executive Officer, Greater China

    Greater China revenue 2020 ($77m)

    Greater China number of rooms (144,175)

Comparable RevPAR movement on previous year

(12 months ended 31 December 2020)

Fee business

InterContinental	(36.8%)

HUALUXE	(20.4%)

Crowne Plaza	(38.4%)

Hotel Indigo	(44.0%)

Holiday Inn	(46.9%)

Holiday Inn Express	(40.6%)

All brands	(40.5%)

Industry performance in 2020

Industry RevPAR in Greater China declined sharply by 43.1% as Covid-19 impacted from early in the year resulting in declines in occupancy and average daily rate. Supply growth reduced marginally compared with 2019 but significantly weaker demand growth due to travel restrictions resulted in a 19.7ppt decline in occupancy, whilst average daily rate declined by 19.1% as international inbound travel and corporate business were particularly hard hit. Tier 1 cities’ RevPAR declined 47.2% led by declines in both occupancy and average daily rate. Tiers 2, 3 and 4 also saw RevPAR declines, with Tier 2 seeing the largest decline and Tier 4 the smallest. Occupancy in Mainland China was dampened by the impact of Covid-19, whilst Hong Kong SAR was similarly impacted, coupled with ongoing political uncertainty resulting in RevPAR declining 71.6%. Macau SAR RevPAR also declined significantly due to limitations in travel from the mainland, resulting in large occupancy declines.

Crowne Plaza

Yading, China

IHG’s regional performance in 2020

IHG’s regional comparable RevPAR in Greater China decreased by 40.5% in 2020, driven by a 19.2ppt decline in occupancy and a 13.3% decline in average daily rate.

In Mainland China IHG outperformed the industry, with RevPAR decreasing 36.7%, due to the significant impact of Covid-19. RevPAR in Hong Kong SAR declined 78.4%, impacted by political uncertainty and Covid-19 restrictions, whilst RevPAR in Macau SAR declined by 76.0%.

64	IHG | Annual Report and Form 20-F 2020

Greater China results

			12 months ended 31 December
	2020 $m	2019 $m	2020 vs 2019 % change	2018 $m	2019 vs 2018 % change
Revenue from the reportable segment[a]
Fee business	77	135	(43.0)	143	(5.6)
Total	77	135	(43.0)	143	(5.6)
Operating profit from the reportable segment[a]
Fee business	35	73	(52.1)	70	4.3
Operating exceptional items	(5)	–	–	(1)	–
Operating profit	30	73	(58.9)	69	5.8

Review of the year ended

31 December 2020

Comprising 517 hotels (144,175 rooms) at 31 December 2020, Greater China represented approximately 16% of the Group’s room count. The majority of rooms in Greater China operate under the managed business model.

Covid-19 impacted Greater China earliest of IHG’s three regions as government measures were introduced rapidly from the end of January to contain the spread of the virus. At the lockdown period trough, 40% of the region’s hotels were temporarily closed. Occupancyb dropped to single digits and comparable RevPARb declined by 89% in February, the month most impacted by Covid-19. Domestic travel restrictions started to ease through the second quarter and travel slowly started to recover. The recovery continued through the summer and into the third quarter, boosted by domestic leisure demand, with some resort destinations seeing absolute year-on-year growth in RevPAR, despite continued overall decline across the region. The recovery in RevPAR continued into the fourth quarter but at a slower pace and less than 1% of hotels remained closed by the end of December. Hong Kong SAR was impacted by uncertainty posed by political disputes throughout 2020, as well as by Covid-19.

Comparable RevPARb declined by 65% in the first quarter, 59% in the second quarter, 23% in the third quarter and 18% in the fourth quarter, with a decline of 41% for the full year.

Revenue from the reportable segmenta decreased by $58m (43.0%) to $77m, driven by the impact of Covid-19 on fee revenues, partially offset by 6.4% net rooms growth. Operating profit decreased by $43m (58.9%) to $30m as revenue reductions, including a $32m reduction in recognition of incentive management fees, and a $5m net increase in operating exceptional charges were partially offset by cost savings. Operating profit from the reportable segmenta decreased by $38m (52.1%) to $35m. Underlyingc revenue decreased by $60m (43.8%) to $77m and underlyingc operating profit decreased by $38m (52.1%) to $35m.

For discussion of 2019 results, and the changes compared to 2018, refer to the 2019 Annual Report and Form 20-F.

[a]	Greater China reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for the fee business.

[b]	Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.

[c]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 47 to 51. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 212 to 215.

Performance	IHG | Annual Report and Form 20-F 2020	65

Strategic Report

Performance continued

Greater China continued

Greater China hotel and room count

	Hotels		Rooms
		Change		Change
At 31 December	2020	over 2019	2020	over 2019
Analysed by brand
Six Senses	1	–	122	–
Regent	4	1	1,419	187
InterContinental	51	3	20,678	1,108
Kimpton	1	–	129	–
HUALUXE	12	3	3,433	723
Crowne Plaza	105	9	36,950	2,654
Hotel Indigo	12	(1)	1,745	(123)
EVEN Hotels	1	1	171	171
voco	1	1	148	148
Holiday Inn[a]	109	2	30,628	(548)
Holiday Inn Express	212	29	41,789	4,002
Other	8	(1)	6,963	307
Total	517	47	144,175	8,629

Analysed by ownership type
Franchised	126	37	29,826	6,572
Managed	391	10	114,349	2,057
Total	517	47	144,175	8,629

[a]	Includes eight Holiday Inn Resort properties (2,113 rooms), (2019: seven Holiday Inn Resort properties (1,895 rooms)).

Greater China pipeline

	Hotels		Rooms
		Change		Change
At 31 December	2020	over 2019	2020	over 2019
Analysed by brand
Six Senses	3	–	169	–
Regent	1	–	280	–
InterContinental	29	2	8,565	603
Kimpton	6	1	1,654	157
HUALUXE	25	3	6,907	727
Crowne Plaza	48	–	13,877	(121)
Hotel Indigo	32	8	5,502	1,178
EVEN Hotels	15	4	3,071	595
voco	1	1	131	131
Holiday Inn[b]	74	16	18,163	3,696
Holiday Inn Express	205	11	34,564	842
Other[c]	1	1	297	297
Total	440	47	93,180	8,105

Analysed by ownership type
Franchised	211	42	36,888	7,564
Managed	229	5	56,292	541
Total	440	47	93,180	8,105

[b]	Includes 12 Holiday Inn Resort properties (3,208 rooms), (2019: eight Holiday Inn Resort properties (2,183 rooms)).

[c]	Includes one hotel to be branded as voco.

Total number of hotels

517

Total number of rooms

144,175

The Greater China System size increased by 47 hotels (8,629 rooms) in 2020 to 517 hotels (144,175 rooms). 57 hotels (11,358 rooms) opened, compared to 88 hotels (23,764 rooms) in 2019, as Covid-19 temporarily slowed the pace of construction in the first half of the year.

Recent growth in the region has focused on Tier 2 and 3 cities, which now represent approximately 54% of our open rooms. 39 Holiday Inn Brand Family hotels (5,780 rooms) were added in the year, compared to 70 hotels (14,130 rooms) in 2019.

10 hotels (2,729 rooms) were removed in 2020 compared to nine hotels (3,531 rooms) in 2019.

Total number of hotels in the pipeline

440

Total number of rooms in the pipeline

93,180

At 31 December 2020, the Greater China pipeline totalled 440 hotels (93,180 rooms) compared to 393 hotels (85,075 rooms) at 31 December 2019. Signings of 141 hotels (28,204 rooms) compared with 158 hotels (35,673 rooms) in 2019, as the significant travel restrictions introduced in the early part of the year to combat Covid-19 temporarily slowed activity. 94 hotels (16,692 rooms) were signed for the Holiday Inn Brand Family, including 64 franchised Holiday Inn Express hotels.

37 hotels (8,741 rooms) were removed from the pipeline in 2020, compared to 18 hotels (4,757 rooms) in 2019.

66	IHG | Annual Report and Form 20-F 2020

Central

Central results

			12 months ended 31 December
	2020 $m	2019 $m	2020 vs 2019 % change	2018 $m	2019 vs 2018 % change
Revenue	182	185	(1.6)	170	8.8
Gross costs	(244)	(310)	(21.3)	(287)	8.0
	(62)	(125)	(50.4)	(117)	6.8
Operating exceptional items	(19)	(15)	26.7	(55)	(72.7)
Operating loss	(81)	(140)	(42.1)	(172)	(18.6)

Review of the year ended

31 December 2020

The net operating loss decreased by $59m (42.1%), benefiting from a reduction in gross costs, partially offset by a $4m (26.7%) increase in operating exceptional charges.

Central revenue, which mainly comprises technology fee income, decreased by $3m (1.6%) to $182m, driven by the impacts of Covid-19 and temporary fee discounts on technology fees, being largely offset by the $20m net benefit of movement in recognition of some items between System Fund and reportable segments (see note 3 to the Group Financial Statements for further information). Revenue was also partly impacted by adverse foreign exchangea ($1m).

Gross costs decreased by $66m (21.3%), driven by cost saving measures introduced from the second quarter. Gross costs also partly benefited from the impact of foreign exchangea ($1m).

The operating loss before exceptional items decreased by $63m, benefiting from the net movement in recognition of some revenues and expenses between the System Fund and reportable segments ($21m), see note 3 to the Group Financial Statements for further information. There was no material impact of foreign exchangea.

[a]	The impact of movements between the previous year’s average exchange rates and actual average exchange rates in 2020.

Performance	IHG | Annual Report and Form 20-F 2020	67

Strategic Report

Performance continued

Other financial information

System Fund

The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System, and hotel loyalty programme, IHG Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG over the longer term, although an in-year surplus or deficit can arise, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

In the year to 31 December 2020, System Fund revenue decreased by $608m (44.3%) to $765m, largely due to lower assessment fees reflecting the level of reduction in hotel revenues resulting from Covid-19, as well as fee reliefs given, and lower loyalty revenue due to lower redemption activity. This was partially offset by a favourable adjustment relating to a change in the actuarial assumptions around the ultimate rate of consumption of IHG Rewards points (‘breakage’) leading to increased revenue recognition year-over-year. A System Fund income statement deficit of $102m was recorded over the year, resulting from lower revenues, partly offset by actions targeted to lower costs including a reduction in marketing spend. System Fund expenses included $24m of expected credit losses, $20m reorganisation costs and $41m impairment principally relating to the US corporate headquarters (see page 136 for further information).

Reimbursement of costs

In the year to 31 December 2020, reimbursable revenue decreased by $534m (45.6%) to $637m. The reduction reflects the significant impact from Covid-19 on our hotels including hotel closures and staff furloughs, meaning the overall scale of reimbursements fell.

Cost reimbursements revenue represents reimbursements of costs incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either our operating profit or net income.

Exceptional items

Exceptional items are identified by virtue of their size, nature, or incidence and are excluded from the calculation of adjusted earnings per ordinary share as well as other Non-GAAP measures (see Use of Non-GAAP measures, pages 47 to 51) in order to provide a more meaningful comparison of performance and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and reorganisation costs.

Pre-tax exceptional items totalled a net charge of $263m (2019: $148m net charge). The charge included: $22m net gain relating to derecognition of lease assets and liabilities; $30m gain on lease termination; $10m provision for onerous contractual expenditure relating to the UK portfolio; $27m reorganisation costs (2019: $20m); $6m acquisition and integration costs due to the Six Senses acquisition (2019: $7m); $5m net litigation costs (2019: $28m); $48m impairment of financial assets; $226m impairment charges of non-current assets (2019: $131m) of which $113m relates to Americas, $100m to EMEAA, $4m to Greater China and $9m to Central; $14m exceptional financial expenses; and $21m fair value gain on contingent purchase consideration relating to the UK portfolio. Further information on exceptional items can be found in note 6 to the Group Financial Statements.

Net financial expenses

Net financial expenses increased by $25m to $140m, primarily due to $14m exceptional financial expenses relating to the partial repayment of the 2022 bonds (see below), $8m interest on the new bonds issued and $3m relating to commercial paper. Adjusted interest, as reconciled on page 216, and which excludes exceptional finance expenses and adds back interest relating to the System Fund, decreased by $3m to $130m. The lower interest payable to the System Fund largely resulted from lower interest rates in 2020.

In October 2020 the Group issued a tender offer for its £400m 3.875% 2022 bonds resulting in a repayment of £227m. The Group concurrently issued €500m 1.625% 2024 bonds and £400m 3.375% 2028 bonds to strengthen liquidity and extend the maturity profile of the Group’s debt. The $14m premium on repayment and associated write-off of fees and discount are classified as exceptional costs due to their size and nature.

Excluding amounts classified as exceptional, financial expenses includes $69m (2019: $63m) of total interest costs on the public bonds, which are fixed rate debt. Interest expense on lease liabilities was $37m (2019: $41m).

Fair value gains/losses on contingent purchase consideration

Contingent purchase consideration arose on the acquisitions of Regent, the UK portfolio and Six Senses (see note 25 to the Group Financial Statements). The net gain of $13m (2019: $27m) comprises an exceptional gain of $21m in respect of the UK portfolio (see exceptional items above), offset by a loss of $8m in respect of Regent driven by a reduction in US corporate bond rates. The total contingent purchase consideration liability at 31 December 2020 is $79m (2019: $91m).

Taxation

The effective rate of tax on profit before exceptional items and System Fund was 38% (2019: 24%) which included the recognition of tax credits on one-off items, predominantly in connection with adjustments to deferred taxes following an internal group restructuring, UK law change and prior year items. Excluding these one-off items, the effective tax rate would be 69%, elevated compared to prior years due to the distortive impact of unrelieved foreign taxes, the Group’s geographic profit mix and other non-tax deductible expenses against the low profit base. The Group also suffered significant US minimum profit taxes and could not recognise the benefit for tax purposes of losses arising in certain territories in the year.

Taxation within exceptional items totalled a credit of $52m (2019: credit of $20m) and relates to the tax impact of the exceptional items set out above. Further information on tax within exceptional items can be found in note 6 to the Group Financial Statements.

Net tax paid in 2020 totalled $41m (2019: $141m). The 2020 tax paid was less than 2019 principally due to refunds in respect of prior year periods of $24m, as well as lower ‘in-year’ corporate tax payments required as a result of the deterioration in global trading.

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

The Group’s Approach to Tax document is available on IHG’s website at www.ihgplc.com/responsible-business

68	IHG | Annual Report and Form 20-F 2020

Dividends

On 20 March 2020, IHG’s Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share, a payment of which would have had a cash outflow of approximately $150m in the first half of 2020.

A final dividend in respect of 2020 is not proposed and there was no interim dividend for the year. The Board will consider future dividends once visibility of the pace and scale of market recovery has improved.

Earnings per ordinary share

Given the impact of Covid-19 on operations and the exceptional items charged this year, the Group’s basic loss per ordinary share is 142.9¢ (2019: basic earnings per ordinary share: 210.4¢). Adjusted earnings per ordinary share decreased by 89.7% to 31.3¢.

Share price and market capitalisation

The IHG share price closed at £46.90 on 31 December 2020, down from £52.08 on 31 December 2019. The market capitalisation of the Group at the year-end was £8.6bn.

Performance	IHG | Annual Report and Form 20-F 2020	69

Strategic Report

Performance continued

Liquidity and capital resources

Sources of liquidity

As at 31 December 2020 the Group had total liquidity of $2,925m, comprising $1,350m of undrawn bank facilities and $1,575m of cash and cash equivalents (net of overdrafts and restricted cash).

The Group currently has $2,898m of sterling and euro bonds outstanding. The current bonds mature in November 2022 (£173m), October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m) and October 2028 (£400m).

In October 2020 the Group issued a €500m 1.625% bond repayable in October 2024 and a £400m 3.375% bond repayable in October 2028. Currency swaps were transacted at the same time as the €500m bonds were issued in order to swap the proceeds and interest flows into pounds sterling. The currency swaps fix the bond debt at £454m, with interest payable semi-annually at a rate of 2.65%. The Group also repaid £227m of the £400m 3.875% bond maturing in November 2022. The Group currently has a senior unsecured long-term credit rating of BBB- from Standard and Poor’s. In the event this rating was downgraded below BBB- there would be an additional step up coupon of 125bps payable on the bonds which would result in an additional interest cost of approximately $36m per year.

In April 2020, the Group issued £600m of commercial paper under the UK Covid Corporate Financing Facility (CCFF). This will be repaid on 16 March 2021 when it matures.

The Group is further financed by a $1,275m revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral Facility). During the year the maturity of these facilities was extended by 18 months from March 2022 to September 2023. The facilities were undrawn at 31 December 2020 (31 December 2019: $125m). The Syndicated and Bilateral Facilities contain the same terms and two financial covenants: interest cover and a leverage ratio. Covenants are monitored on a ‘frozen GAAP’ basis excluding the impact of IFRS 16 and are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA of below 3.5:1. Covenant EBITDA is calculated (on a frozen GAAP basis) as operating profit before exceptional items, depreciation and amortisation and System Fund revenues and expenses. See note 24 to the Group Financial Statements for further information.

These covenants have been waived from 30 June 2020 through 31 December 2021 and have been relaxed for test dates in 2022. A minimum liquidity covenant of $400m has been introduced which will be tested at each test date up to and including 31 December 2022. The amended leverage ratio and interest cover covenant test levels for the facilities are as follows:

	June & December 2021	June 2022	December 2022

Leverage ratio	Waived	Less than 7.5x	Less than 6.5x

Interest cover	Waived	Greater than 1.5x	Greater than 2.0x

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

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

Borrowings included bank overdrafts of $51m (2019: $87m), which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position, with the most significant balances in the US, and the matching overdrafts are held by the Group’s central treasury company in the UK.

Net debt of $2,529m (2019: $2,665m) is analysed by currency as follows:

	2020 $m	2019 $m
Borrowings
Sterling*	3,716	2,022
US dollar	416	721
Euros	20	44
Other	52	73
Cash and cash equivalents
Sterling	(1,305)	(25)
US dollar	(261)	(91)
Euros	(12)	(13)
Canadian dollar	(8)	(7)
Chinese renminbi	(60)	(17)
Other	(29)	(42)
Net debt	2,529	2,665
Average debt level	2,554	2,720

*	Including the impact of currency swaps.

Cash and cash equivalents include $44m (2019: $16m) that is not available for use by the Group due to local exchange controls.

Information on the maturity profile and interest structure of borrowings is included in notes 22 and 24 to the Group Financial Statements.

In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements. However, the Group continues to assess its liquidity position, financing options and covenant position and will take further actions as necessary.

Information on the Group’s approach to allocation of capital resources can be found on pages 14 and 15.

The Group had net liabilities of $1,849m at 31 December 2020 (2019: $1,465m).

70	IHG | Annual Report and Form 20-F 2020

Cash from operating activities

Net cash from operating activities totalled $137m for the year ended 31 December 2020, a decrease of $516m on the previous year, reflecting the decrease in operating profit.

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

Cash from investing activities

Net cash outflows from investing activities decreased by $432m to $61m, primarily reflecting the acquisition of the Six Senses business in 2019. Other movements in investing activities include a reduction of investment in property, plant and equipment and intangible assets of $103m to $76m.

The Group had committed contractual capital expenditure of $19m at 31 December 2020.

Cash used in financing activities

Net cash from financing activities totalled $1,354m, which was $2,014m higher than 2019. This was primarily due to the cash inflow from the €500m and £400m bond issuances and the £600m commercial paper issuance under the CCFF. These inflows were offset by £227m of bond repayments and $125m repayment of other borrowings. No dividends were paid in 2020 compared to $721m in 2019.

Off-balance sheet arrangements

At 31 December 2020, the Group had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contingent liabilities

Contingent liabilities include guarantees over loans made to facilitate third-party ownership of hotels of up to $56m and outstanding letters of credit of $43m. The Group may also be exposed to additional liabilities resulting from litigation and security incidents. See note 31 to the Group Financial Statements for further details.

Contractual obligations

The Group had the following contractual obligations outstanding as of 31 December 2020. See table below.

	Total amounts committed $m	Less than 1 year $m	1–3 years $m	3–5 years $m	After 5 years $m
Commercial paper[a]	819	819	–	–	–
Long-term debt obligations[b,c]	2,896	–	236	1,023	1,637
Interest payable[c]	435	76	143	124	92
Derivatives	57	14	28	28	(13)
Lease liabilities	3,505	57	104	87	3,257
Agreed pension scheme contributions	6	6	–	–	–
Capital contracts placed[d]	19	19	–	–	–
Deferred and contingent purchase consideration[e]	112	13	5	13	81
Total[f]	7,849	1,004	516	1,275	5,054

[a]	Issued under the UK Covid Corporate Financing Facility, maturing on 16 March 2021.

[b]	Repayment period classified according to the related facility maturity date.

[c]	Excluding bank overdrafts.

[d]	See note 30 to the Group Financial Statements for further details.

[e]	Relates to the acquisitions of Six Senses and Regent (see note 11 to the Group Financial Statements for further details).

[f]	The Group also has future commitments for key money payments which are contingent upon future events and may reverse.

Performance	IHG | Annual Report and Form 20-F 2020	71

     Governance

74	Chair’s overview
76	Our Board of Directors
80	Our Executive Committee
82	Governance structure
83	Board activities
83	Board meetings
84	Director induction, training and development
85	Board effectiveness evaluation
86	Audit Committee
91	Responsible Business Committee
92	Voice of the Employee
93	Nomination Committee
94	Statement of compliance
96	Directors’ Remuneration Report
96	Remuneration Committee Chair’s statement
99	At a glance
100	Remuneration at IHG – the wider context
101	Annual Report on Directors’ Remuneration

72	IHG | Annual Report and Form 20-F 2020

Governance	IHG | Annual Report and Form 20-F 2020	73

Governance

Chair’s overview

The Covid-19 pandemic has presented the hospitality industry and our business with unprecedented challenges. It has also provided an acute test of the Group’s strategy, business model, governance, crisis and risk management capabilities and leadership.

In 2020, the Board sought to guide, support and challenge management as appropriate through the crisis, recognising the need for management to have a clear mandate to allow for swift prioritisation and decision-making in light of the rapidly changing and uncertain environment.

Throughout the pandemic, the Board played an active oversight and support role whilst keeping the long-term growth strategy of the Company in focus and ensuring that actions taken were in keeping with our purpose and values. The Board also ensured that an effective governance and oversight framework remained in place as the Group responded to the crisis.

Responding to the pandemic also meant changes to the Board and its Committees’ operation, requiring a sharper, Covid-19 dominated agenda, virtual meetings, more frequent interaction and collaboration between the Board and management, a revised information flow and increased time commitment notably from the Committee Chairs and the Chair.

I would like to thank the Board and the management team for their commitment, determination and perseverance in striving to protect the business and our stakeholders through the toughest challenge in the industry’s history, whilst remaining true to our purpose and values.

Focus areas and activities

In addressing the Covid-19 pandemic, the Board focused on the actions taken by management to support employees (at both the corporate and hotel level), with emphasis on organisational resilience, mental health and wellbeing. The Board also reviewed proposed measures to support owners, guests and the communities in which we operate and ensured that the interests of the Group’s stakeholders were balanced.

Another key theme throughout the year was the protection of the Group’s financial position, with particular focus on cost containment and cash preservation. The Board also undertook detailed review of the Group’s going concern and viability assessments.

The Board also focused on adapting and evolving our strategy and purpose whilst renewing our commitment to addressing environmental, social and governance (ESG) considerations.

Cybersecurity was an area of particular focus, because of the increased threats and risks associated with an increase in remote working. The Board received regular updates on cyber threats to the hospitality sector and IHG, and engaged with management on plans to strengthen the Group’s threat-detection and response to malicious activity, as well as raising awareness among colleagues.

The continuation of the Board’s dialogue and engagement with the Group’s workforce and other stakeholders was also a notable feature of the Board agenda.

Governance framework

The Board delegates certain responsibilities to the Audit, Remuneration, Responsible Business (previously Corporate Responsibility) and Nomination Committees to assist in ensuring that effective corporate governance pervades the business.

The Covid-19 pandemic impacted all aspects of the Committees’ delegated remit and activities during the year:

•	The Audit Committee focused on the pandemic’s impact on material judgements and estimates, risks, internal controls and business continuity, and going concern and viability;

•	The Remuneration Committee focused on the remuneration challenges presented by the pandemic and decisions on executive pay, including reductions to salaries and fees, awarding of LTIP grants, and retention issues, all while considering the impact on employees. It also continued to engage with shareholders on the Directors’ Remuneration Policy;

•	The Responsible Business Committee focused on how IHG continued to operate as a responsible business during the pandemic, the delivery of ongoing targets and the development of the Group’s 2030 responsible business commitments; and

•	The Nomination Committee progressed the implementation of Board refreshment plans, and continued to review and consider Executive Committee talent and succession plans.

Board composition

Board composition and succession featured prominently on the Board agenda to ensure that we continue to have around the table the right mix of skills, experience, behaviours and knowledge as well as gender and geographical representation to add value as the Company pursues its strategic objectives.

We determined that the Board would benefit from enhanced representation in the US market as well as from further expertise in brands, franchising and business strategy and innovation, including in relation to ESG issues. We also sought to further drive diversity on the Board and prepare for the retirements of Malina Ngai and Luke Mayhew, who left the Board in May and December respectively. These objectives were successfully achieved with the appointment of Sharon Rothstein, Graham Allan and Duriya Farooqui, who joined the Board in June, September and December respectively. Details of their biographies, including their skills and experience, are included on pages 77 to 79.

Additionally, with the retirement of Luke Mayhew, the Board approved Jill McDonald as the designated non-executive director for workforce engagement (Voice of the Employee). Further details regarding this transition are included on page 92.

Board performance review

During the year, we implemented the recommendations of the external Board evaluation carried out in 2019 and conducted an internal evaluation. I am pleased to report that the evaluation concluded that the Board continues to operate effectively. Further details of the evaluation can be found on page 85. We also conducted individual Director feedback discussions, details of which can be found on page 85.

74	IHG | Annual Report and Form 20-F 2020

Compliance and our dual listing

IHG continues to operate as a dual-listed company with a premium listing on the London Stock Exchange and a secondary listing on the New York Stock Exchange. As such, we are required to file an Annual Report in the UK and a Form 20-F in the US. To ensure consistency of information provided to both UK and US investors, we have again produced a combined Annual Report and Form 20-F. Our statement of compliance with the 2018 UK Corporate Governance Code (the Code) is located on pages 94 and 95. I am pleased to report that, during 2020, we complied in all material respects with all principles and provisions of the Code. A statement outlining the differences between the Group’s UK corporate governance practices and those followed by US companies can be found on page 239.

Looking forward

In 2021, the Board will focus on the Group’s long-term strategic objectives and ensure that a robust governance framework remains in place so that IHG is well positioned as we emerge from a post-Covid environment.

Patrick Cescau

Chair of the Board

22 February 2021

Board and Committee membership and attendance in 2020

Meetings

	Appointment date	Committee appointments	Board		Audit Committee		Responsible Business Committee		Nomination Committee	[c]	Remuneration Committee
Total meetings held			8		5		4		5		4
Chair
Patrick Cescau[a]	01/01/13		8/8		–		–		5/5		–
Chief Executive Officer
Keith Barr	01/07/17		8/8		–		–		–		–
Executive Directors
Paul Edgecliffe-Johnson	01/01/14		8/8		–		–		–		–
Elie Maalouf	01/01/18		8/8		–		–		–		–
Senior Independent
Non-Executive Director
Dale Morrison	01/06/11		8/8		5/5		–		5/5		4/4
Non-Executive Directors
Graham Allan	01/09/20		3/3	[b]	2/2	[b]	–		–		2/2	[b]
Anne Busquet	01/03/15		8/8		5/5		4/4		–		–
Arthur de Haast	01/01/20		8/8		–		4/4		–		4/4
Ian Dyson	01/09/13		8/8		5/5		–		–		4/4
Jo Harlow	01/09/14		8/8		–		–		5/5		4/4
Luke Mayhew	01/07/11		8/8		5/5		4/4		4/5	[d]	–
Jill McDonald	01/06/13		8/8		5/5		4/4		5/5		–
Malina Ngai	01/03/17		2/3	[e]	–		0/1	[e]	–		0/2	[e]
Sharon Rothstein	01/06/20		5/5	[f]	3/3	[f]	3/3	[f]	–		–

[a]	In principle the Chair attends all Committee meetings, and the full Board attends the relevant sections of the Audit Committee meetings when financial results are considered.

[b]	Graham Allan was appointed to the Board from 1 September 2020 and attended Board and relevant Committee meetings from that date.

[c]	Ian Dyson was appointed to the Nomination Committee from 18 December 2020 following Luke Mayhew’s retirement.

[d]	Luke Mayhew was unable to attend a Nomination Committee meeting due to a prior engagement. Luke resigned from the Board from 18 December 2020.

[e]

Malina Ngai was unable to attend a Board meeting, two Remuneration Committee meetings and a Responsible Business Committee meeting due to prior commitments. Malina resigned from the Board from 7 May 2020.

[f]	Sharon Rothstein was appointed to the Board from 1 June 2020 and attended Board and relevant Committee meetings from that date.

Duriya Farooqui was appointed to the Board from 7 December 2020 so did not attend meetings in 2020.

Board Committee membership key

Audit Committee member	Remuneration Committee member	Responsible Business Committee member

Chair of a Board Committee	Nomination Committee member

Chair’s overview	IHG | Annual Report and Form 20-F 2020	75

Governance

Our Board of Directors

Patrick Cescau Non-Executive Chair Appointed to the Board: 1 January 2013	Skills and experience: From 2005 to 2008, Patrick was Group Chief Executive of Unilever Group, having previously been Chair of Unilever PLC, Vice-Chair of Unilever NV and Foods Director, following a progressive career with the company, which began in France in 1973. Prior to being appointed to the board of Unilever PLC and Unilever NV in 1999, as Finance Director, he was Chair of a number of the company’s major operating companies and divisions, including in the US, Indonesia and Portugal. He was formerly a Senior Independent Director and Non-Executive Director of Pearson plc, Tesco PLC and International Airlines Group, and a Director at INSEAD.

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

Keith Barr Chief Executive Officer (CEO) Appointed to the Board: 1 July 2017	Skills and experience: Keith has spent more than 25 years working in the hospitality industry across a wide range of roles. He started his career in hotel operations and joined IHG in 2000. Since April 2011 he has been a member of IHG’s Executive Committee. Directly before being appointed CEO, Keith served as Chief Commercial Officer for four years. In this role, he led IHG’s global brand, loyalty, sales and marketing functions, and oversaw IHG’s loyalty programme, IHG® Rewards. Prior to this, Keith was CEO of IHG’s Greater China business for four years, setting the foundations for growth in a key market and overseeing the launch of the HUALUXE® Hotels and Resorts brand.

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

Paul Edgecliffe-Johnson Chief Financial Officer (CFO) and Group Head of Corporate Strategy Appointed to the Board: 1 January 2014	Skills and experience: Paul is a fellow of the Institute of Chartered Accountants and is a graduate of the Harvard Business School Advanced Management Programme. He was previously CFO of IHG’s Europe and Asia, Middle East and Africa regions, a position he held since September 2011. He joined IHG in August 2004 and has held a number of senior-level finance positions, including Head of Investor Relations, Head of Global Corporate Finance and Financial Planning & Tax, and Head of Hotel Development, Europe. Paul also acted as Interim CEO of the Europe, Middle East and Africa region (prior to the reconfiguration of our operating regions).	Board contribution: Paul is responsible, together with the Board, for overseeing the financial operations of the Group and for leading Group strategy.

Elie Maalouf Chief Executive Officer, Americas Appointed to the Board: 1 January 2018	Skills and experience: Elie was appointed CEO, Americas at IHG in February 2015 and has 20 years’ experience working in major global franchise businesses. He joined the Group having spent six years as President and CEO of HMSHost Corporation, where he was also a member of the board of directors. Elie brings broad experience spanning hotel development, branding, finance, real estate and operations management as well as food and beverage expertise. Elie was Senior Advisor with McKinsey & Company from 2012 to 2014.

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

76	IHG | Annual Report and Form 20-F 2020

Dale Morrison Senior Independent Non-Executive Director (SID) Appointed to the Board: 1 June 2011	Skills and experience: Dale is a founding partner of TriPointe Capital Partners and subsequently Twin Ridge Capital, both private equity firms. Dale was previously President and CEO of McCain Foods Limited and President and CEO of Campbell Soup Company.

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

Other appointments: Currently a Non-Executive Director of International Flavors & Fragrances Inc.

Graham Allan Independent Non-Executive Director Appointed to the Board: 1 September 2020

Skills and experience: Graham was Group Chief Executive of Dairy Farm International Holdings Ltd, an Asian retailer headquartered in Hong Kong SAR, from 2012 to 2017. In 1992, he joined Yum Restaurants International, where he held several senior positions before assuming the role of President and CEO in 2003, and led the development of global brands KFC, Pizza Hut and Taco Bell in more than 120 international markets. Prior to his tenure at Yum Restaurants, he worked as a consultant including at McKinsey & Co Inc.

Board contribution: Graham brings to the Board more than 40 years of strategic, commercial and brand experience within consumer–focused businesses across multiple geographies.

Other appointments: Graham is Senior Independent Non-Executive Director at Intertek plc and Independent Non-Executive Director of Associated British Foods plc. He also serves as a director of private companies as Chairman of Bata Footwear and Director of Americana Foods.

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

Duriya Farooqui Independent Non-Executive Director Appointed to the Board: 7 December 2020

Skills and experience: Duriya is currently an Independent Director at Intercontinental Exchange, Inc. (ICE), a leading operator of global exchanges and clearing houses, and provider of mortgage technology, data and listings services.

Duriya was previously President of Supply Chain Innovation at Georgia-Pacific, leading an organisation where companies collaborated to solve supply chain challenges. Prior to this, she was Executive Director of Atlanta Committee for Progress, a coalition of over 30 CEOs who offer leadership on economic development opportunities in Atlanta. Duriya has been a principal at Bain & Company, and also served as Chief Operating Officer for the City of Atlanta.

Board contribution: Duriya’s diverse board and executive-level experience brings valuable insights and perspectives to IHG. She combines more than two decades of relevant expertise in business strategy, transformation and innovation, with a clear commitment to driving responsible operations and diversity.

Other appointments: Duriya is an Independent Director at ICE. She serves on the boards of NYSE and ICE NGX, both subsidiaries of ICE, and co-chairs the NYSE Board Advisory Council of CEOs.

Our Board of Directors	IHG | Annual Report and Form 20-F 2020	77

Governance

Our Board of Directors continued

Arthur de Haast Independent Non-Executive Director Appointed to the Board: 1 January 2020	Skills and experience: Arthur has held several senior roles in the Jones Lang LaSalle (JLL) group, including Chair of JLL’s Capital Markets Advisory Council and Chair and Global CEO of JLL’s Hotels and Hospitality Group. Arthur is also a former Chair of the Institute of Hospitality.

Board contribution: Arthur has more than 30 years’ experience in the capital markets, hotels and hospitality sectors, along with significant Board-level knowledge around sustainability. Arthur serves on the Remuneration and Responsible Business Committees.

Other appointments: Arthur is Chair of JLL’s Capital Markets Advisory Council, a member of JLL’s Global Sustainability Board, an Independent Non-Executive Director of Chalet Hotels Limited and a member of the Advisory Board of the Scottish Business School, University of Strathclyde, Glasgow.

Ian Dyson Independent Non-Executive Director Appointed to the Board: 1 September 2013	Skills and experience: Ian has held a number of senior executive and finance roles, including Group Finance and Operations Director for Marks and Spencer Group plc for five years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was CEO of Punch Taverns plc, Finance Director for the Rank Group Plc, a leading European gaming business, and Group Financial Controller and Finance Director for the hotels division of Hilton Group plc. More recently, Ian was Senior Independent Non- Executive Director of Flutter Entertainment plc.

Board contribution: Ian has gained significant experience from working in various senior finance roles, predominantly in the retail, leisure and hospitality sectors. Ian became Chair of the Audit Committee on 1 April 2014, and, as such, is responsible for leading the Committee to ensure effective internal controls and risk management systems are in place.

Other appointments: Currently a Non-Executive Director and Chair of the Audit Committee of SSP Group plc and Senior Independent Non-Executive Director and Chair of the Audit Committee of ASOS plc.

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

Other appointments: Currently a member of the Supervisory Board of Ceconomy AG and a Non-Executive Director of Halma plc and J Sainsbury plc.

Changes to the Board and its Committees, and Executive Committee

Graham Allan	Graham was appointed to the Board from 1 September 2020

Ian Dyson	Ian was appointed to the Nomination Committee from 18 December 2020

Duriya Farooqui	Duriya was appointed to the Board from 7 December 2020

Wayne Hoare	Wayne was appointed Chief Human Resources Officer from 14 September 2020

Luke Mayhew	Luke resigned from the Board from 18 December 2020

Malina Ngai	Malina resigned from the Board from 7 May 2020

Sharon Rothstein	Sharon was appointed to the Board from 1 June 2020

In addition to the changes in 2020 set out above, in February 2021, the Board approved the appointment of Richard Anderson and Daniela Barone Soares as Independent Non-Executive Directors of the Company with effect from 1 March 2021. Further information relating to their appointments will be included in the Annual Report and Form 20-F 2021. In February 2021, the Board also accepted the resignation of Anne Busquet, who will retire from the Board with effect from the 2021 AGM.

Board Committee membership key

Audit Committee member	Remuneration Committee member

Responsible Business Committee member	Chair of a Board Committee

Nomination Committee member

78	IHG | Annual Report and Form 20-F 2020

Jill McDonald Independent Non-Executive Director	Skills and experience: Jill started her career at Colgate-Palmolive Company, spent 16 years with British Airways Plc and has held a number of senior marketing positions in the UK and overseas. Jill was CEO UK and President for the North West Europe division for McDonald’s, and held a number of other senior roles in the company from 2006. From May 2015 until September 2017, Jill served as CEO of the Halfords Group plc. From 2017-2019, Jill served as Managing Director, Clothing, Home and Beauty, at Marks and Spencer plc.

Board contribution: Jill has over 30 years’ experience working with high-profile international consumer-facing brands at both marketing and operational level. As Chair of the Responsible Business Committee, she is responsible for corporate responsibility objectives and strategy and approach to sustainable development.

Other appointments: Currently CEO of Costa Coffee.

Appointed to the Board: 1 June 2013

Sharon Rothstein Independent Non Executive Director	Skills and experience: Sharon currently serves as Operating Partner of Stripes Group, a growth equity firm investing in high growth consumer and SaaS (Software as a Service) companies. She previously served as Executive Vice President, Global Chief Marketing Officer, and subsequently, as Executive Vice President, Global Chief Product Officer for Starbucks Corporation. In addition, Sharon has held senior marketing and brand management positions at Sephora LLC, Godiva Chocolatier, Inc., Nabisco Biscuit Company, Procter & Gamble Company, and Starwood Hotels & Resorts Worldwide, Inc.

Board contribution: Sharon brings extensive brands and marketing expertise, having worked in senior positions for more than 25 years at iconic global companies. In addition to her knowledge of the hospitality industry, Sharon has wide-ranging Board-level experience in a number of consumer- focused businesses.

Other appointments: Sharon serves on the Boards of Yelp, Inc. and Afterpay Limited; and also for private companies True Food Kitchen, Inc., LOLA, and Levain Bakery, Inc.

Appointed to the Board on 1 June 2020

Board composition Gender split of Directors	Tenure of Directors

Our Board of Directors	IHG | Annual Report and Form 20-F 2020	79

Governance

Our Executive Committee

In addition to Keith Barr, Paul Edgecliffe-Johnson and Elie Maalouf, the Executive Committee comprises:

Claire Bennett Global Chief Customer Officer Appointed to the Executive Committee: October 2017 (joined the Group: 2017)

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

Yasmin Diamond, CB Executive Vice President, Global Corporate Affairs Appointed to the Executive Committee: April 2016 (joined the Group: 2012)

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

In 2011, Yasmin was awarded a Companion of the Order of the Bath (CB) in the New Year’s honours list in recognition of her career in government communications. In addition, Yasmin sits on the Board of Trustees for the British Council, the UK’s international organisation for cultural relations and educational opportunities, and is a Board Trustee member of the Sustainable Hospitality Alliance.

Key responsibilities: Yasmin is responsible for all global corporate affairs activity, focused on supporting and enabling IHG’s broader strategic priorities. This includes all external and internal communications, covering both corporate and consumer brand PR; global government affairs work; and leading IHG’s Corporate Responsibility strategy.

Nicolette Henfrey Executive Vice President, General Counsel and Company Secretary Appointed to the Executive Committee: February 2019 (joined the Group: 2001)	Skills and experience: Nicolette joined IHG in 2001, and was appointed Deputy Company Secretary in August 2011, during which time she worked very closely with the Board, Executive Committee and wider organisation to ensure best-in-class delivery and compliance across our legal and regulatory areas. Nicolette is a solicitor and prior to joining IHG worked for Linklaters in London and Findlay & Tait (now Bowmans) in South Africa. Nicolette was appointed as Company Secretary on 1 March 2019.	Key responsibilities: These include overseeing our approach to corporate governance, risk management, insurance, regulatory compliance, internal audit, legal and hotel standards.

80	IHG | Annual Report and Form 20-F 2020

Wayne Hoare Chief Human Resources Officer Appointed to the Executive Committee: September 2020 (joined the Group: 2020)	Skills and experience: Wayne has more than 30 years of experience in HR, and joined IHG from RCL FOODS, the second largest foods business in South Africa, where he spent the last seven years as the company’s Chief Human Resources Officer, leading RCL FOODS’ culture building and talent strategy for 25,000 employees. Prior to joining RCL FOODS, Wayne spent 26 years at Unilever, where he worked across a broad range of roles in both mature and developing markets across Europe, North America, Asia, Africa and the Middle East.

Wayne’s most recent role at Unilever was as SVP, HR – Global Centres of Expertise, where he held responsibility for the Global Talent, Leadership Development and Reward teams. He led the development of the company’s HR strategy on enabling a performance culture focused on growth.

Key responsibilities: These include global talent management, learning and capability building, diversity, organisation development, reward and benefit programmes, employee relations, and all aspects of the people and organisation strategy for the Group.

Kenneth Macpherson Chief Executive Officer, EMEAA Appointed to the Executive Committee: April 2013 (joined the Group: 2013)

Skills and experience: Kenneth became CEO, EMEAA in January 2018. Kenneth was previously IHG’s CEO for Greater China, a role he held from 2013 to 2017. Kenneth has extensive experience across sales, marketing strategy, business development and operations. In addition to 12 years living and working in China, Kenneth’s career includes experience in Asia, the UK, France and South Africa. Before IHG, Kenneth worked for 20 years at Diageo, one of the UK’s leading branded companies. His senior management positions included serving as Managing Director of Diageo Greater China, where he helped to build the company’s presence and led the landmark deal to acquire ShuiJingFang, a leading manufacturer of China’s national drink, and one of the first foreign acquisitions of a Chinese listed company.

Key responsibilities: Kenneth is responsible for the management, growth and profitability of the EMEAA region. He also manages a portfolio of hotels in some of the world’s most exciting destinations, in both mature and emerging markets.

George Turner Executive Vice President, Chief Commercial and Technology Officer Appointed to the Executive Committee: January 2009 (joined the Group: 2008)

Skills and experience: In February 2019, George was appointed as Chief Commercial and Technology Officer. Prior to this, George spent over a decade as IHG’s EVP, General Counsel and Company Secretary, with responsibility for corporate governance, risk and assurance, legal, corporate responsibility and information security. He is a solicitor, qualifying to private practice in 1995. Before joining IHG, George spent over 10 years with Imperial Chemical Industries PLC, where he held various key positions including Deputy Company Secretary and Senior Legal Counsel.

Key responsibilities: These include distribution; channels; revenue management; property, owner, guest and enterprise solutions; guest reservations and customer care; digital; information security; technology and global sales.

Our Executive Committee	IHG | Annual Report and Form 20-F 2020	81

Governance

Governance structure

We remain committed to maintaining the highest standards of corporate governance. Our governance framework is led and directed by the Board, which in turn delegates certain responsibilities to its Committees to support IHG’s purpose, values and strategy, as well as our commitment to conducting business responsibly.

The Board and its Committees

The Board establishes the Group’s purpose, values and strategy, and is responsible for promoting the long-term sustainable success of the Group. A number of key decisions and matters are reserved for the Board and are not delegated to management. The schedule of matters reserved for the Board was reviewed at the December 2020 Board meeting and is available on our website. The Board also has responsibility for reviewing the means for the workforce to raise concerns in confidence and the reports arising from its operation.

The Board is supported by its Principal Committees, namely the Audit Committee, Responsible Business Committee, Nomination Committee and Remuneration Committee, to assist it in carrying out its functions, overseeing the delivery of strategic objectives and driving sustainable value for shareholders and considering the impacts on, and interests of, other stakeholders. Details of how the Board spent its time during 2020 can be found on pages 83 and 84.

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

The Chair and Company Secretary continue to operate a thorough two-tiered collaborative process for setting the Board agenda to ensure that the focus and discussion strikes the appropriate balance between short-term needs of the business and the longer term. The Chair or Committee Chairs, CEO and Company Secretary also liaise in advance of each Board and Committee meeting to finalise the agendas and ensure that sufficient time is allocated and in which order each matter is considered. The Company Secretary maintains an annual agenda schedule for Board meetings that sets out strategic and operational matters to be considered.

The Board held eight scheduled meetings during the year, and individual attendance is set out on page 75. All Directors are expected to attend all Board meetings and relevant Committee meetings unless they are prevented from doing so by prior commitments, illness or a conflict of interest. If Directors are unable to attend Board or Committee meetings, they are sent the relevant papers and asked to provide comments to the Chair of the Board or Committee in advance of the meeting so that their comments can be duly considered.

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

During 2020, in addition to the Group’s response to the Covid-19 pandemic, the Board focused on strategic and operational matters, corporate governance, investor relations and risk management. Throughout the year, the Board continued its stakeholder engagement activities and taking into account the views and interests of stakeholders in our decision-making. Details of the Board’s engagement with the Group’s employees (pursuant to the ‘Voice of the Employee’ approach approved by the Board during the year) are set out on page 92. Information in relation to our regard for environment and community matters is provided on page 29. Details of our engagement with suppliers, hotel owners and guests are included on pages 31 to 32, and information about our engagement with shareholders and investors is on page 33.

Working under Covid

As circumstances developed, the Board adjusted its schedule to allow appropriate time to address the impact of the Covid-19 pandemic and oversee the Group’s response to it. The Board also modified its ways of working in response to the pandemic, for example:

•  when physical meetings became impracticable, Board and Committee meetings were held by video and telephone conference;

•  in addition to the usual scheduled Board meetings, there were regular additional meetings and update calls to monitor the impact of the pandemic and consider the Group’s response to it;

•  regular contact was also established between the Board and management outside of scheduled meetings, allowing Directors to provide additional support and challenge to management to ensure the best decision-making possible;

•  a Board ‘Dashboard’ containing key trading and financial metrics was produced and shared regularly with Board members; and

•  the Board also liaised closely with shareholders and advisers in relation to the Group’s response to the pandemic.

82	IHG | Annual Report and Form 20-F 2020

Board activities

Board meetings

The key focus areas for the Board during 2020 are outlined below, which should be read in conjunction with the Section 172 statement on pages 22 to 23:

	Area of discussion	Discussion topic and decisions made

Covid-19 impact and response	Crisis management	The Board assessed the Group’s exposure to, and the financial impact of, the pandemic and reviewed management’s Covid-19 crisis management response plans, including the organisational arrangements for remote working.

	Risk and governance	The Board reviewed the Group’s approach to risk assessment and mitigation, the impact on the control environment, governance and business continuity.

	Our people and culture	The Board reviewed and agreed to measures in relation to executive and employee pay and organisational restructuring to adapt the Group’s resources to the crisis, including pay reductions, temporary furlough and reduced working hours, and redundancies. The Board took into account a detailed review of the impact on employees before endorsing the plans, and further reviewed measures to support impacted employees.

	Stakeholder impact	The Board received detailed information on measures taken to support and communicate with key stakeholders, including investors, hotel owners, guests, suppliers and communities and focused throughout on the balancing of stakeholder interests.

	Finance	Board discussions covered a broad range of topics, including the pandemic’s impact on revenues and financial results, cost containment measures, the decision to withdraw the 2019 final dividend recommendation and suspend dividends, the Group’s cash and liquidity position and access to new funding. In this respect, the Board also considered and approved the issuance of £600m of commercial paper under the UK Government’s Covid Corporate Finance Facility as well as the issuance of two further bonds and the completion of a tender offer of a bond under the Group’s EMTN bond programme. Further, the Board monitored and approved the amendments to, and extension of, the Group’s $1.35 billion revolving credit facilities. The Board also considered and approved additional stock exchange announcements relating to the Group’s trading and financial position.

Strategic and operational matters	Strategy	The evolution of IHG’s purpose and strategy, including ESG priorities and a post-Covid 19 growth strategy.

	Brand portfolio	Consideration of strategy to strengthen the quality and consistency of our brands in each case taking into account the brand proposition for owners and with a focus on customer centricity and driving digital and technological advantage. The Board also approved the IHG Masterbrand strategy.

	Our people and culture	The Board considered the feedback provided from the ‘Voice of the Employee’ engagement plan and actions taken to support employees. The Board reviewed employee communications and wellbeing measures. The Board also had oversight of the Group’s diversity and inclusion initiatives.

	Financial and operational resilience	The Board undertook a regular review (by way of a Board ‘Dashboard’) of key financial and operational indicators, including revenue, cash, liquidity, working capital and market demand.

Corporate governance	Updates from each of the Board Committees	Details of Committee activities during 2020 can be found on pages 86 to 93 and 96 to 111.

	Confidential Disclosure Channel Reports	The Board received reports of confidential matters disclosed.

	Corporate governance and regulatory updates, including reviews of regulatory developments and any upcoming legislative changes affecting the business, the Board and/ or its Committees	Regular internal updates are provided to the Board covering key regulatory and corporate governance developments in areas such as corporate reporting in relation to Covid-19 and ESG considerations, and how the Group is responding.

	Year-end matters, including the Annual Report and Form 20-F	Details of the review process of the Annual Report and Form 20-F can be found on pages 86 to 87.

	Board effectiveness evaluation	Details of the process and outcome of the internal Board effectiveness review can be found on page 85.

Board activities	IHG | Annual Report and Form 20-F 2020	83

Governance

Board activities continued

Board meetings continued

	Area of discussion	Discussion topic and decisions made

Risk management	Cybersecurity	Discussions and presentations covered threats and trends in the hospitality industry, the Group’s key systems and risk appetite as well as managing cyber risks in a remote environment. The Board also reviewed the policies and actions taken to address threats and mitigate risks.

	Internal controls and risk management systems, our risk appetite and our global insurance programme	Regular updates were received on internal controls, risk management systems, principal and emerging risks, our risk appetite and global insurance programme. Reports on risk topics were delivered by the Chair of each Committee.

	Terms of Reference for each Board Committee	Minor changes to the Nomination Committee’s Terms of Reference were considered and approved. The Terms of Reference for all Committees and the Matters Reserved for the Board can be found on our website.

Investor relations and communications	Updates on investor perceptions and shareholder relations, consideration of analysts’ reports and media updates	The Board receives a regular report outlining share register movement, relative share price performance, Investor Relations activities and engagement with shareholders. The Board also considered feedback from the regular investor and analyst perception survey as well as individual meetings with investors.

	Global communications updates	The Board receives a regular report on global communications covering areas including activity across key regions, our brands, people, and owners.

	Preparations for the AGM	The Board assessed changes to plans for the 2020 AGM caused by restrictions on group meetings. Details of the 2021 AGM can be found on page 33.

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

Tailored induction plans were prepared for Sharon Rothstein, Graham Allan and Duriya Farooqui in advance of their appointments to the Board from 1 June, 1 September and 7 December 2020 respectively. The induction plans included:

•	information on the Group’s purpose, culture, values and strategy, including its business model, brands and the markets in which it operates;

•	an overview of how the Group generates value for its shareholders, has regard for its stakeholders and the environment and how it contributes to wider society;

•	our approach to internal controls and our risk management strategy;

•	information on the Board, its Committees and IHG’s governance processes, with a particular focus on the Committees to which Sharon, Graham and Duriya are appointed;

•

a reminder of the rules relating to maintaining the confidentiality of inside information and restrictions in dealing in IHG shares, together with a briefing on the policies and procedures IHG has in place to ensure compliance with such rules;

•	meetings with members of the Board and the Executive Committee, senior management from functions across the Group, the external Auditor and other key external advisers; and

•	following the onset of the pandemic, information in relation to the impact of Covid-19 on the Group’s strategy, operations, governance, risks and controls, and response.

The induction plans also include visits to IHG corporate offices and hotels across our brands, to meet colleagues and owners and spend time with our General Managers. In light of the impact of the Covid-19 pandemic, it has not been possible for such visits to take place however they will be arranged as appropriate when circumstances permit.

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

Board and Committee meetings are regularly used to update Directors on developments in the environment in which the business operates and in-depth presentations are provided on key topical areas. Training in 2020 included sessions on cyber risk management and environmental, social and governance (ESG) considerations, with a focus on climate risk and the Task Force for Climate-related Financial Disclosures (TCFD).

In addition, the Company Secretary provides regular updates on regulatory, corporate governance and legal matters and Directors are able to meet individually with senior management if necessary. Directors are also encouraged to attend external training events to update their skills and knowledge.

Ordinarily, Board meetings are held at IHG corporate offices and hotels around the world to provide exposure to, and first-hand experience of, our regional teams and different brands. However in 2020, the majority of Board and Committee meetings were held by video conference.

Additional appointments

During 2020, the Board considered the proposed appointments of Keith Barr and Sharon Rothstein as non-executive directors of Yum! Brands, Inc. and Afterpay Limited respectively, taking into account the time commitment required for each role. It was concluded that the additional appointments should not adversely impact their performance, but should enhance their ability to provide constructive challenge and strategic guidance.

84	IHG | Annual Report and Form 20-F 2020

Board effectiveness evaluation

Internal evaluation

Following the full external evaluation carried out by Mr. Christopher Saul of Christopher Saul Associates in 2019, in 2020 the Board undertook an internal evaluation.

Board members were asked to consider the Board’s overall effectiveness by completing an internal effectiveness questionnaire, which focused on the Board’s effectiveness generally, as well as the role that the Board played during the Covid-19 pandemic. The key topics covered in the evaluation included:

•	the Board’s composition, succession planning and alignment with the needs of the business;

•	the Board’s work processes including agenda setting, information flow, areas of engagement and use of time;

•	the Board’s engagement with key stakeholders, including shareholders and employees;

•	the Board’s dynamics and effectiveness of meetings, including relations with management;

•	the role played by the Board during the Covid-19 crisis and the content and timing of critical management information and reporting;

•	the Board’s focus on long-term strategy and recovery from the Covid-19 crisis; and

•	the structure and effectiveness of the Principal Committees.

The responses of Board members to the questionnaire were largely favourable in relation to all areas of the Board’s operation and, in particular, in relation to the Board’s response to the pandemic. The feedback highlighted that the Board effectively balanced supporting management’s response to the crisis, challenging key decisions where appropriate, whilst ensuring appropriate governance and safeguarding the Group’s reputation, financial resilience and stakeholder value. The increased reporting of key metrics (financial and other) during this period, combined with the quality and content of materials prepared for the Board, enabled the Board to appropriately assess and consider options, taking into account the relevant risk landscape, and allowing for swift decision-making.

Board members were satisfied with the level and quality of engagement with management, the Principal Committees and shareholders, and further noted that consideration of the ‘Voice of the Employee’ and the impact of decisions on all relevant stakeholders was regularly included in the Board decision-making process.

With regard to implementation of the actions agreed in relation to the 2019 Board effectiveness evaluation, Board members generally agreed that this work had progressed well, particularly in relation to revising the cadence of meetings, engagement with the CEO, streamlining and enhancing the information provided to the Board, and revising the Terms of Reference for the Principal Committees to avoid overlap, particularly in relation to diversity and ‘Voice of the Employee’. It was noted, however, that other areas, including balancing time spent between updates and Board discussion, remained a work-in-progress, particularly given the immediate demands presented by the pandemic and the required move to virtual meetings.

The following areas of continued focus and recommended actions for 2021 were noted:

Area for focus	Action items

Long-term strategy	As the focus throughout much of 2020 was on short and mid-term objectives, in 2021 the Board will focus on the Group’s long-term, strategic objectives as recovery from the Covid-19 pandemic progresses.

Board meeting agendas and information provided to the Board	Board meeting agendas will be reviewed to ensure that sufficient time is provided for debate and discussion of key agenda items, in addition to receiving presentations.

The information pack provided to the Board in advance of meetings will be further reviewed and revised as appropriate to incorporate more forward-looking and externally focused perspectives, such as brand, customer and competitor insights.

Board meeting dynamics	Board meetings will revert to taking place ‘face-to-face’ as soon as practicable, to facilitate deep and engaged discussion as well as more informal dialogue between Board members and management.

Board succession planning	The Board will continue to focus in 2021 on Board refreshment and succession planning.

Directors’ performance evaluation

In addition to the internal Board evaluation process outlined above, the Chair undertook individual feedback discussions with Directors as appropriate, focusing on their individual contribution, time commitments and areas for development. It was concluded that the Directors perform their duties effectively and dedicate sufficient time to discharge their Board responsibilities.

The performance assessment of the Chair was led by the SID. The Chair’s evaluation consisted of gathering feedback from the Non-Executive Directors, covering:

•	leadership of the Board through the Covid-19 pandemic;

•	the Board’s culture and the Chair’s ability to facilitate constructive Board relations; and
•	managing the Board in accordance with high standards of corporate governance.

The CEO evaluation was led by the Chair, who collected feedback from the Non-Executive Directors. Key areas of focus included:

•	leadership effectiveness in developing and implementing IHG’s response to the Covid-19 pandemic;

•	the Group’s financial performance;

•	effectiveness in protecting and enhancing IHG’s reputation; and

•	the relationship and ability to work effectively with the Board.

Board activities	IHG | Annual Report and Form 20-F 2020	85

Governance

Audit Committee

I am pleased to present the Committee’s report for the year ended 31 December 2020. These pages outline how the Committee discharged the responsibilities delegated to it by the Board over the course of the year, and the key areas of focus for the Committee in doing so.

While the Committee’s core duties were unchanged, a number of areas became increasingly critical through the year due to the impact of the Covid-19 pandemic and the risks that this posed. Reviewing the impact of the pandemic on, and the nature of the changes made to, the Group’s risk management and internal control arrangements was a priority in light of the unpredictable and dynamic nature of the risk environment.

There was also additional focus on the approach to financial reporting throughout the year given the uncertainty and complexity caused by the pandemic and considering the guidance updates from regulatory bodies including the FRC.

Despite the challenges brought by the pandemic, I am pleased to report that the external Auditor transition from Ernst & Young LLP (EY) to PricewaterhouseCoopers LLP (PwC) is progressing well.

The Committee fulfils a vital role in the Company’s governance framework, providing valuable independent oversight across the Company’s financial reporting and internal control procedures. In a year of heightened risk and uncertainty, in order to ensure the Committee was able to fulfil its role through this most challenging period, Audit Committee agendas were designed to anticipate key risk areas and those significant matters (outlined on page 90) most impacted by Covid-19. This provided ample opportunity for early scrutiny and challenge. Also, throughout the year, management and EY have worked closely together to manage to a challenging timetable. In this regard, I would like to thank all those across the business who have assisted the Committee in fulfilling its role during the year, and who have worked so hard to complete the necessary work within our usual timelines.

Ian Dyson

Chair of the Audit Committee

22 February 2021

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

The ToR are available at www.ihgplc.com/investors under Corporate governance.

The Committee’s key areas of focus over the year have been:

•	reviewing the Group’s approach to the management of risk in light of the impact of Covid-19;

•	assessing and obtaining assurance on the effectiveness and resilience of the Group’s internal control environment throughout the Covid-19 disruption;

•	reviewing the measures taken in respect of employee and guest safety and operational risk in response to Covid-19;

•	reviewing and challenging financial reporting throughout the year to ensure the impact was appropriately reflected, particularly in key areas including going concern and impairments;

•	reviewing the Group’s Internal Audit plan and budget; and

•	overseeing the transition of the external Auditor.

Membership and attendance at meetings

Details of the Committee’s membership and attendance at meetings are set out on page 75. The CFO, General Counsel and Company Secretary, Group Financial Controller, Head of Risk and Assurance and our external Auditor, EY, attended all meetings in 2020. Other attendees are invited to meetings as appropriate; and the CEO and all other Directors attended Committee meetings where the approval of financial reporting was considered and discussed. PwC also attended certain meetings as part of the external Auditor transition. The Committee continues to hold private sessions with the internal and external Auditors without the presence of management to ensure that a culture of transparency is maintained. The Committee Chair continues to have recent and relevant financial experience and all members of the Committee are Independent Non-Executive Directors. In accordance with the Code, the Board also considers that the Committee as a whole possesses competence relevant to the Company’s sector, having a range of financial and commercial experience in the hospitality industry and the broader commercial environment in which we operate. Further details of the skills and experience of the Board can be found on pages 76 to 79.

Reporting to the Board

Following each Committee meeting, the Committee Chair updates the Board on key issues discussed. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where necessary.

86	IHG | Annual Report and Form 20-F 2020

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board. In 2020, the Committee members were also asked to consider its effectiveness by reviewing an effectiveness questionnaire and the responses to it. The evaluation responses concluded that the Committee remains effective and noted that it took into consideration both risk appetite and the control framework around identified principal risks, as well as specifically considering risks that were heightened by the impact of Covid-19.

Focus areas and activities

Financial and narrative reporting

During the year, the Committee reviewed and recommended approval of the interim and annual Financial Statements (considering the relevant accounting and reporting matters such as impairment reviews, key judgement areas, going concern and viability statements) and the Group’s quarterly trading updates. All members of the Board are asked to attend these meetings.

As well as receiving input and guidance from EY on the areas outlined above, the Committee also received regular reports from the Chair of the Disclosure Committee, which liaised closely with other external advisers of the Group to ensure that disclosure and regulatory requirements were being appropriately considered and met. Copies of all of the Disclosure Committee’s minutes were also circulated to the Committee.

The Committee received early drafts of the Annual Report and Form 20-F 2020 (Annual Report), and when providing comments considered: (i) the process for preparing and verifying the Annual Report, which included review by members of the Executive Committee and input from senior employees in the Operations, Strategy, Human Resources, Finance, Risk and Assurance and Legal teams; (ii) a report from the Chair of the Disclosure Committee; and (iii) the checklist prepared by the Annual Report team confirming compliance with the relevant regulatory requirements.

The Committee also considered management’s analysis of how the content, taken as a whole, was ‘fair, balanced and understandable’, and whether it contained the necessary information for shareholders to assess the Group’s position, performance, business model and strategy. In order to reach this conclusion, a dedicated project team worked on the contents of the Annual Report and a detailed verification process to confirm the accuracy of the information contained within the Annual Report was undertaken by the Financial Planning and Analysis department. The Committee then considered both the structure and content of the Annual Report to ensure that the key messages were effectively and consistently communicated and that meaningful links between the business model, strategy, KPIs, principal risks and remuneration were clearly identified throughout the Annual Report. The Committee specifically considered the adequacy of the disclosures of the impact of Covid-19 on performance, strategy and business resilience and where Covid-19 has impacted the nature of the judgements and estimation uncertainty.

Following a review of the contents of the Annual Report alongside the aforementioned criteria, the Committee reported its recommendation to approve the Annual Report to the Board.

Significant matters in the 2020 Financial Statements

Throughout 2020, the Committee was kept informed of the impact of Covid-19 on the Group, including accounting matters, going concern and viability considerations and the UK FRC pronouncements. The Committee provided ongoing challenge of management’s accounting, reporting and internal controls to ensure the implications of Covid-19 have been duly considered. As always, the Committee discussed with management and EY the key judgements applied in the Financial Statements, the exceptional items arising in the year and the impact of any accounting developments or legislative changes. The Committee has satisfied itself that management had adequately identified and considered all potentially significant accounting and disclosure matters. The key items discussed are outlined on page 90.

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

•

receives additional reports throughout the year relevant to internal control and risk management, both financial and non-financial, to ensure that current and emerging risks are identified, assessed and appropriately managed (see pages 34 to 35 for further detail on our risks and initiatives to manage them).

As part of the Committee’s review of the internal control and risk management systems, key financial, operational and compliance controls across the business continue to be monitored and tested throughout the year. The Committee assesses the approach to Sarbanes-Oxley Act 2002 (SOX) compliance in accordance with our US obligations and reviews reports on the progress of the SOX programme at each meeting. During 2020, the Committee assessed additional controls and testing put in place to mitigate the risks arising from the Covid-19 pandemic, for example to preserve the Group’s liquidity and cash positions. The Committee considers the Group’s treasury and tax strategy policies annually and, during 2020 approved minor changes to the Group Treasury Policy and the Group’s published ‘Approach to Tax’.

Our Approach to Tax document is available at
www.ihgplc.com/responsible-business

Having reviewed the internal control and risk management systems throughout the year, with particular emphasis on actions taken to mitigate the impact of Covid-19, the Committee concluded that the Group continues to have an effective system of risk management and internal controls, and that there are no material weaknesses in the control environment and no significant failings or weaknesses.

Audit Committee	IHG | Annual Report and Form 20-F 2020	87

Governance

Audit Committee continued

Principal risk areas

During the year, particular attention was paid to the review and assessment of principal and emerging risks in light of the challenges created by the Covid-19 pandemic. The Committee observed that, while the crisis did not fundamentally change the risks to the execution of the Group’s strategy, several risks were heightened and impacted by constrained resources (including financial and management time).

The Committee considered the following areas:

•	the impact on the Group’s business of a sustained downturn caused by several waves of the pandemic and a longer recovery period for the industry.

•	the impact of organisational changes and different working arrangements on hotel and corporate employees.

•	the potential for disruption and additional stress on risk management and internal control arrangements, for example as a result of closure of key locations and increased remote working.

•	the increased expectations of guests in relation to cleanliness and hygiene standards.

•	threats to cybersecurity and information governance in the context of the rapidly evolving environment.

Further details of our principal risks, uncertainties and review process can be found on pages 36 to 41.

Relationship with external Auditor

A detailed audit plan was received from EY at the beginning of the audit cycle for the 2020 financial year, which gave an overview of their approach to the audit, outlining the significant risk areas and in particular the approach to materiality and scoping of the audit. EY updated the Committee on adjustments made to the audit plan as a result of the Covid-19 pandemic.

The Committee regularly reviewed the significant audit risks and assessed the progress of the audit throughout the year.

Non-audit services

The independence and objectivity of the non-audit services provided by EY to the Group are safeguarded by IHG’s Audit and Non-Audit Services Pre-Approval Policy. The policy is reviewed by the Audit Committee annually, and in 2020 the policy was updated to reflect the revised FRC Ethical and Accounting Standards that became effective in March 2020. The Committee also noted the application of the policy to non-audit services provided to the Group by Pricewaterhouse Coopers LLP (PwC) as the Company’s statutory auditor for the financial year ending 31 December 2021 (subject to shareholder approval at the Company’s Annual General Meeting in 2021).

The policy requires that pre-approval is obtained from the Audit Committee for all services provided by the external Auditor before any work can commence, in line with US SEC requirements without any de minimis threshold. The Committee reviewed the audit and non-audit fees incurred with EY on a quarterly basis during 2020. Following these reviews, the Committee noted that there had been no prohibited services (as defined by the Sarbanes-Oxley Act of 2002) provided to the Group in each period. The Committee is prohibited from delegating non-audit services approval to management and compliance with the policy is actively managed.

IHG is committed to maintaining non-audit fees at a low level and the Committee is cognisant of investor advisory bodies’ guidelines on non-audit fees. During 2020, 18% of services provided to the Group were non-audit services (2019: 21%), primarily related to System and Organisation Controls (SOC) Reports. Details of the fees paid to EY for non-audit work during 2020, and for statutory audit work during 2020 can be found on page 153. The Committee is satisfied that the Company was compliant during the year with the FRC’s Ethical and Auditing Standards in respect of the scope and maximum permitted level of fees incurred for non-audit services provided by EY. Where non-audit work is performed by EY, both the Company and EY ensure adherence to robust processes to prevent the objectivity and independence of the external Auditor being compromised.

Risk and assurance – Internal Audit

The Committee discusses and approves the Internal Audit annual plan, which aims to provide objective and insightful assurance that appropriate controls are in place to support our strategy and growth ambitions. Progress against the Internal Audit plan is reported at each meeting and during 2020 the Committee reviewed closely the prioritisation of internal audit resources while considering the dynamic inherent risks created by the Covid-19 crisis and the organisational and process changes which resulted from it. The 2021 plan presented to the Committee in December 2020 will maintain focus on the integrity of the risk management and internal control system and will allocate particular attention to areas of heightened risk and enablers of organisational recovery and resilience, for example information security, third-party risk management and talent risk management. Following consideration, the Committee confirmed its agreement to the 2021 Internal Audit plan, including the assurance priorities identified. The Committee reviews the results of completed audits and observations from other ongoing assurance and control improvement support, as well as actions taken by management in response to Internal Audit’s work.

88	IHG | Annual Report and Form 20-F 2020

A functional effectiveness review of Internal Audit is undertaken each year and reported to the Committee. Internal Audit has again undertaken an assessment using feedback from auditees and senior leadership and drawing on external experience from third-party partner firms. This highlighted positive feedback on the proactive support and independent challenge provided to management in a heightened risk environment, continued alignment with the Global Institute of Internal Audit Standard, and identified opportunities for continuous improvement in 2021.

Governance and compliance

The Committee is responsible for reviewing the Group’s Code of Conduct (which is reviewed and approved annually) and related policies.

Looking forward

During 2021, the Committee will focus on the continued preparation for the orderly transition of audit services to PwC and the evolution of the impact of the Covid-19 pandemic on the Group’s principal risks, control environment and approach to financial reporting.

External Auditor – Ernst & Young LLP (EY)

The Committee assessed EY’s performance during the year, including its independence, effectiveness and objectivity. EY has been our Auditor since IHG’s listing in April 2003 and of the Group’s predecessor businesses dating back to 1988.

As part of its review, the Committee determines the independence of the external Auditor, considering, among other things, its challenge to management and level of professional scepticism, the amount of time passed since a rotation of audit partner and the level of non-audit work that it undertakes, details of which can be found on page 88.

To ensure the external Auditor’s independence is safeguarded, lead audit partners are required to rotate every five years. Sarah Kokot, who was appointed lead audit partner in 2016, has continued her role during 2020.

The Committee also considered the effectiveness of the relationship between EY and management as part of the annual review process. This included the completion of feedback questionnaires by the Committee members and 49 senior IHG employees. Feedback was requested on a number of topics including independence, assignment management and communication. The Committee also received reports from EY on its independence.

No significant issues were raised in the review of the Auditor performance and effectiveness and, as a result, the Committee concluded that EY continues to provide an effective audit and maintain independence and objectivity.

Audit transition

In August 2019, the Company announced the Board’s intention to propose to shareholders at the 2021 AGM that Pricewaterhouse Coopers LLP (PwC) be appointed as the Company’s statutory Auditor for the financial year ending 31 December 2021. The audit tender process undertaken was explained in detail in the Annual Report and Form 20-F 2019.

A Transition Governance Committee, led by the Group Financial Controller, was appointed to oversee the transition activities undertaken in 2020. Given the impact of Covid-19, the planned activities have been continuously reviewed throughout the year.

Specific activities undertaken by PwC included:

•	achieving independence in the first half of 2020.

•	meetings with senior management and executives across the business, including a large number of individuals outside the finance function.

•	meetings with Board members, including the Audit Committee Chair.

•	the lead audit partner and second partner attending Audit Committee meetings from August 2020.

•	developing transition plans for key workstreams. As Covid-19 developed, these transition plans have been modified accordingly.

•	providing regular reports on the progress of transition activities.

Updates have been provided to the Audit Committee by management throughout the year. In December 2020, PwC presented a report to the Audit Committee, including an overview of key audit transition activities; the impact of Covid-19 on their audit transition plan; and planned next steps.

An audit planning workshop is scheduled in March 2021, and PwC will audit the 2021 financial year subject to shareholder approval at the 2021 AGM.

Audit Committee	IHG | Annual Report and Form 20-F 2020	89

Governance

Audit Committee continued

Significant matters in the 2020 Financial Statements

Area of focus	Issue/Role of the Committee	Conclusions/Actions taken

Impact of Covid-19 on the Group’s viability and going concern	Covid-19 has had a significant impact on the profitability of the Group and increased the level of uncertainty in planning scenarios. The Committee reviews management’s financial modelling to conclude on the appropriateness of the going concern and viability assessment.	The Committee reviewed and challenged the scenarios considered by management in its going concern assessment to June 2022 and viability assessment over the next three years and concluded that these were appropriate and adequate. The Committee reviewed and challenged the detailed cash flow forecasts and the mitigating actions available to management, and considered the covenant waivers and relaxations in place, and concluded that the going concern basis of accounting is appropriate. The Committee also reviewed and challenged the reverse stress test assumptions to confirm the viability of the Group. The Committee reviewed going concern disclosures (page 133) and the Viability statement (page 42) and is satisfied these are appropriate.

Accounting for IHG Rewards	Accounting for IHG Rewards requires significant use of estimation techniques and represents a material deferred revenue balance. The Committee reviews the controls, judgements and estimates related to accounting for IHG Rewards.	The Committee reviewed the deferred revenue balance and questioned the valuation approach, the results of the external actuarial review and procedures completed, to determine the breakage assumption for earned IHG Rewards points and the estimate that member behaviour patterns would return to pre-Covid levels. The Committee reviewed a paper from management outlining current loyalty trends (both member behaviour and changes to programme benefits) with a focus on the potential impact of Covid-19 on deferred revenue and the breakage assumption. The Committee concluded that the deferred revenue balance is appropriately stated.

Accounting for the System Fund	Given the unique nature of the System Fund, the Committee reviews the controls and processes related to System Fund accounting.	The Committee met with senior finance management to review and evaluate the risk areas associated with the System Fund. The Committee reviewed a paper from management summarising the principles determining the allocation of revenues and expenses to the System Fund, and the related governance and internal control environment. The Committee also reviewed a paper outlining the changes relating to intellectual property licence fee revenues and InterContinental Ambassador revenues and costs (see page 150). The Committee concluded that the accounting treatment of the System Fund, and related disclosures, were appropriate.

Impairment testing	Impairment reviews require significant judgement in estimating recoverable values of assets or cash-generating units and the Committee therefore scrutinises the methodologies applied and the inherent sensitivities in determining any potential asset impairment and the adequacy of the related disclosures.	The Committee reviewed management reports outlining the approach taken on impairment testing and key assumptions and sensitivities supporting the conclusion on the various asset categories. The Committee examined in detail the assumptions applied in calculating the impairments recorded in the year (see pages 135 to 137), including the underlying cash flow projections which reflect management’s expectations of the five-year recovery period from Covid-19 (see page 135). The Committee specifically focused on the North America hotels ($35m), UK portfolio property, plant and equipment ($50m) and the related fair value adjustment to contingent purchase consideration ($21m), the US corporate headquarters ($50m), Barclay associate ($13m), Six Senses management agreements ($41m) and assets associated with the SVC portfolio ($66m) as well as the assumptions applied in testing the InterContinental Boston.

The Committee considered management’s reports in respect of the appropriateness of the Group’s cash-generating units and the level at which goodwill and brands should be tested for impairment following the Group restructuring programme and the loss of the SVC portfolio. The Committee challenged management and is satisfied that no impairment would have arisen if the methodology applied in prior years had been applied. The Committee reviewed the disclosures and is satisfied that they are appropriate.

The Committee concluded that it agreed with the determinations reached on impairment, and the related change in the fair value of the UK portfolio contingent purchase consideration, the classification of these as exceptional items and that the related disclosures were appropriate.

Expected credit losses	Estimating expected credit losses on trade and other receivables has been subject to an increased level of uncertainty in 2020 due to the disruption from Covid-19 and has had a more significant impact on the Group. In this situation, the Committee reviews the provision and considers the adequacy of the disclosure.	The Committee reviewed management’s papers setting out the approach to calculating the provision for expected credit losses, which is subject to greater uncertainty given the Group’s limited experience of owners’ ability to pay during a pandemic. Factors considered include the ageing of receivables, owners known to be in financial distress and the expected mitigating impact of payment plans and other support offered by the Group. The Committee concluded it agreed with the basis of calculation (which has resulted in a charge of $40m in 2020, and an additional charge of $24m recognised in the System Fund). The Committee agreed the improvement in cash collection in the second half of the year supports the classification of expected credit losses within operating profit before exceptional items.

Litigation and contingencies	From time to time, the Group is subject to legal proceedings with the ultimate outcome of each being subject to many uncertainties. The Committee reviews and evaluates the need for provisioning on a case by case basis and considers the adequacy of the disclosure.	At each meeting during the year, the Committee considered a report detailing all material litigation matters. The Committee discussed and agreed any provisioning requirements for these matters based on their underlying factors. The Committee reviewed the cost of an arbitration award in the EMEAA region, and the release of a provision in respect of a lawsuit previously filed against the Group in the Americas region which has now been settled. The Committee agreed the classification of these items as exceptional and concluded that the disclosures of litigation and contingencies were appropriate.

Exceptional items	The Group exercises judgement in presenting exceptional items. The Committee reviews and challenges the classification of items as exceptional based on their materiality or nature.	The Committee reviewed papers prepared by management and considered the consistency of treatment and nature of items classified as exceptional. The Committee reviewed and challenged the significance, timing and nature of the exceptional items (see page 154) which as well as the items mentioned above comprise gains on derecognition of lease liabilities and right of use assets, gains on lease termination, provisions for onerous expenditure, reorganisation costs, acquisition and integration costs primarily relating to Six Senses, other impairments and financial expenses relating to the partial settlement of the Group’s outstanding bonds. The Committee concluded that the disclosures and the treatment of the items shown as exceptional were appropriate.

90	IHG | Annual Report and Form 20-F 2020

Responsible Business Committee

I am pleased to share the Responsible Business Committee’s report for the year.

In 2020, the Committee expanded its remit to assume responsibility for assessing the Board’s engagement with the workforce (see ‘Voice of the Employee’ on page 92) and the Group’s diversity and inclusion agenda. Both of these areas were the subject of particular focus in light of the racial injustice and inequality movement seen across the globe during 2020.

The impact of Covid-19 was also dominant on the Committee’s agenda. The Committee reviewed the impact of the pandemic on the Group’s responsible business targets and priorities and it considered from a responsible business perspective the principles and approach adopted in relation to engagement with our stakeholders, including our response to supporting our communities.

The Committee was pleased to review and approve the Group’s new 2030 responsible business commitments and to endorse the bold, long-term ambitions designed to help shape the future of responsible travel together with those who stay, work and partner with IHG.

Jill McDonald

Chair of the Responsible Business Committee

22 February 2021

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Committee reviews and advises the Board on the Group’s responsible business objectives and strategy, including its impact on the environment and climate change; social, community and human rights issues; its approach to sustainable development and responsible procurement; and stakeholder engagement in relation to the Group’s approach to responsible business. The Committee is also responsible for assessing the Board’s engagement with the workforce and the Group’s diversity and inclusion agenda.

The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available at www.ihgplc.com/investors under Corporate governance.

In addition to the areas outlined above, the Committee’s key responsibilities and focus areas over the year have been:

•

monitoring the progress against the Group’s 2018-2020 responsible business targets and the impact of the Covid-19 pandemic; shaping the Group’s post-2020 responsible business strategy and approving the 2030 responsible business commitments;

•	reviewing the Group’s diversity and inclusion initiatives and objectives;

•	overseeing responsible business stakeholder engagement;

•	preparing to implement the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD); and

•	overseeing the Group’s Human Rights programme.

Membership and attendance at meetings

The Committee’s membership and attendance at meetings are set out on page 75. The Vice President, Global Corporate Responsibility, the Chair of the Board and the CEO attended all meetings held during the year.

Reporting to the Board

The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members, who are invited to request further information where necessary.

Effectiveness of the Committee

The Committee’s effectiveness continues to be monitored and assessed regularly by the Committee’s Chair and the Chair of the Board. In 2020, the Committee was also reviewed as part of the internal Board evaluation process, where it was concluded that the Committee remains effective.

Focus areas and activities

Responsible business commitments

The Committee assessed progress against the 2018-2020 responsible business targets and approved the Group’s 2030 responsible business commitments in the areas of our people, communities, carbon and energy (including the science-based targets for carbon reduction announced in 2020), waste and water.

Further information on our 2030 responsible business
commitments can be found on page 21 and at
www.ihgplc.com/responsible-business

Diversity and inclusion

During the year, the Committee assessed and refreshed the Group’s diversity and inclusion commitments as part of the broader 2030 responsible business commitments and oversaw the programme of activity that sits behind the Group’s diversity and inclusion plan. Focus areas included the establishment of new employee resource groups and actions to support the development of ethnic minority colleagues.

As at 31 December 2020, 39% of our senior leaders were women, in addition to women comprising 38% of the Company’s Board.

Stakeholder engagement

The Committee received detailed updates from management on the Group’s approach to responsible business during Covid-19 and the steps taken to support stakeholders. Further information on the measures taken to support employees, communities, hotel owners, guests and suppliers is included on pages 26 to 32.

We were pleased to be listed again on the S&P Dow Jones Sustainability World and European Indices.

TCFD

The Committee assessed the Group’s progress towards TCFD alignment, including the completion of a TCFD readiness review. Further information on TCFD including objectives for 2021 is included on page 30.

Human Rights programme

The Committee considered the Group’s Human Rights programme and in particular the adjustment of its focus to address risk areas that increased as a result of Covid-19, such as workplace health and safety, and living and working conditions for hotel colleagues including migrant workers. Focus areas also included the ongoing work to address forced labour and human trafficking risks. The Committee also reviewed the 2020 Modern Slavery Statement.

Looking forward

In 2021, the Committee will focus on embedding the 2030 responsible business commitments and further preparing to report in line with the TCFD framework.

Responsible Business Committee	IHG | Annual Report and Form 20-F 2020	91

Governance

Responsible Business Committee continued

Voice of the Employee

During 2020, Luke Mayhew continued in his capacity as the designated non-executive director (NED) with responsibility for workforce engagement (Voice of the Employee), partnering with Jill McDonald (Chair of the Responsible Business Committee).

Luke and Jill were supported by the Group’s Human Resources (HR) team, which assisted with the planning of the Board’s workforce engagement plan and provided data on various metrics relating to employees such as employee engagement survey results.

Role and responsibilities

Their role is to:

•	support management to design the structure and content of Board discussions on employee engagement and culture;

•	evaluate employee engagement approaches and their effectiveness; and

•	ensure that employee feedback and interests are factored into the Board’s decisions and KPI setting.

Their responsibilities include ensuring that:

•	the Board, through the Executive Committee, has effective methods of receiving feedback from employees and communicating Board and executive decisions and priorities throughout the organisation;

•	all significant business and budget proposals include a management assessment of the impact on employees;

•	Executives share employee feedback openly, transparently and in a balanced way, including reviewing employee engagement surveys and other employee reports including whistleblowing; and

•	other NEDs also gather feedback and perspectives from employees.

2020 Engagement

In 2020, Luke and Jill undertook a programme of activities to engage with the views of employees and had detailed exposure to many of IHG’s employee feedback mechanisms. They attended a number of meetings with employee forums, including leader groups and Employee Resource Groups (ERGs) in the UK and US. Discussion topics included IHG’s response to the pandemic, mental health and wellbeing, the positives and challenges of remote working and job security and talent retention.

As the number and scope of such employee meetings were limited because of the Covid-19 pandemic (due to the impact of furlough for example), additional engagement and activities undertaken by Luke and Jill during the year included:

•	monitoring and reviewing the content (and, where relevant, recordings) of regional town hall meetings, global ‘all employee’ CEO calls, Lean In circles and ‘Learning with Leader’ podcasts;

•	reviewing employee dashboards and survey results; and

•

receiving access to the initiatives introduced to maintain the culture during the pandemic, including virtual summits to encourage employee learning, personal growth, resilience-building and coping strategies.

Insights & learnings

Luke and Jill provided regular feedback to the Responsible Business Committee and the Board throughout the year, with key Board discussions taking place around the insights and action planning arising from employee engagement survey results. Through their feedback, the Board has gained valuable insights into employee sentiment through the pandemic, for example the importance to employees of receiving regular communications on the Company’s performance, outlook and clarity on future plans for employees to feel confident in a future within hospitality.

“It has been a privilege to be the first designated NED for Voice of the Employee at IHG; there is a real interest across the Board in employees’ views and a recognition that employees are the heart of the business. I would particularly like to thank employees who were willing to share their perspectives with me and trusted me and IHG to use those views responsibly. Many of my meetings were with members of the various D&I groups. IHG’s support to these groups has been and will be a very real indication of its commitment to listen and learn from employees.”

Luke Mayhew

Former Non-Executive Director

The Board also considered the feedback provided by Luke and Jill when it was engaged on key decisions that impacted employees, such as furloughs, pay and benefit reductions and redundancies. The Board considered the impact of proposals on employees prior to the decisions being taken or communicated. Further information on the Board’s regard for the interests of employees is set out on pages 22 and 26.

A further learning from the activities during the year is that the Voice of the Employee approach could be improved by gaining more direct input and feedback from employees in other key markets (outside the US and UK) and from frontline employees at hotels.

Plans for 2021

As Luke retired from the Board in December 2020, the Board approved the transition of the Voice of the Employee responsibilities to Jill McDonald, in light of her skills and experience gained from partnering with Luke. It is anticipated that additional NEDs will assist with and support the Voice of the Employee activities.

A schedule of discussions and feedback sessions has been arranged for Jill and other NEDs as appropriate in 2021. The schedule will involve a wider group of employees from regions outside the UK and US and includes opportunities to interact with a cross-section of leader groups, ERGs and Lean In circles across the regions to ensure concerns and issues are understood by the Board. The Global HR Leadership team will provide cultural insights and help to gauge the organisational pulse.

Other plans of the Voice of the Employee programme for 2021 include:

•	incorporating more direct engagement with employees at hotels as part of the discussion and feedback sessions;

•	all relevant Board and budget papers will continue to have an employee impact assessment; and

•	the Board will regularly review the approach in line with best practice and changes in regulation.

92	IHG | Annual Report and Form 20-F 2020

Nomination Committee

With two retirements from the Board and three new members joining the Board in 2020 (in addition to Arthur de Haast who was appointed to the Board with effect from 1 January 2020), Board composition and succession have featured prominently on the Committee’s agenda.

The Committee has sought to ensure that the composition of our Board includes the best range of talent, skills and relevant experience available as well as reflecting our stakeholders and the communities in which we operate.

We also recognise that having diversity on the Board is one of the ways in which constructive and challenging debate, which is essential to the effective functioning of the Board, can be encouraged.

I am pleased to report that, as at 31 December 2020, our Board composition meets the target for the proportion of women on boards set out in the Hampton-Alexander Review as well as the recommendation on ethnic diversity on boards in the Parker Review.

Patrick Cescau

Chair of the Nomination Committee

22 February 2021

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

The Committee’s role, responsibilities and authority delegated to it by the Board, including processes in relation to appointments, are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available at www.ihgplc.com/investors under Corporate governance.

The Committee’s key responsibilities and focus areas during the year have been:

•

assessing Board and the Principal Committees’ composition and succession planning, including consideration of gender balance and ethnic and geographical diversity in line with the Group’s D&I Policy (details of which are on page 28);

•	engaging with an external search consultancy and making recommendations on appointments to the Board;

•	monitoring the Executive Committee’s performance and development review; and

•	overseeing the performance evaluation of the Board, the Principal Committees and individual Non-Executive Directors (details of which are set out on page 85).

Membership and attendance at meetings

The Committee’s membership and attendance at meetings are available on page 75. In 2020, the Committee considered and recommended to the Board Ian Dyson’s appointment to the Committee, following Luke Mayhew’s retirement. All members of the Committee are Non-Executive Directors. When the Committee considers matters relating to my position, Dale Morrison, the Senior Independent Non-Executive Director (SID), acts as Committee Chair.

Reporting to the Board

The Committee makes recommendations to the Board for all Board appointments. Minutes are circulated to Board members and I report back to the Board on the activities of the Committee following each meeting.

Effectiveness of the Committee and internal evaluation

During the year, the effectiveness of the Committee was reviewed as part of the internal Board evaluation process. It was concluded that the Committee remains effective.

Focus areas and activities

Board and Committee composition

The Committee continued to review the current and future composition of the Board and its Principal Committees. The appointments made in 2020 reflected our intention to strengthen our representation in the Americas region and to enhance our competencies in the brands and franchising sectors, as well as reflecting our commitment to ESG matters.

Target profiles outlining the competencies and experience required to support the Group’s evolving strategy were agreed and candidates were assessed against the profiles. Following the assessment and interview process, including consideration of candidates’ other commitments, the Committee recommended the appointment of each of Sharon Rothstein, Graham Allan and Duriya Farooqui as Non-Executive Directors, with effect from 1 June, 1 September and 7 December 2020 respectively.

Sharon, Graham and Duriya’s biographies are included on pages 77 to 79 and details of their induction plans can be found on page 84.

An external search consultancy, Spencer Stuart, was engaged during 2020 to assist with Non-Executive Director searches. Spencer Stuart has no other connection with the Company or individual Directors.

The Committee also reviewed and discussed the length of tenure of Non-Executive Directors. As Dale Morrison has served on the Board for more than nine years, he was subject to particular review. The Committee considered Dale’s appointment in the context of the broader Board composition and tenure and, taking into account his independence and other commitments, concluded that his continued appointment as the SID remained appropriate and in the best interests of the Board and the Company, given his knowledge of the Company and its strategy, the management team and the Board.

Leadership development and executive succession planning

During the year, the Committee also continued to review the development plans for the Executive Committee and succession plans for senior management positions in order to ensure the development of a diverse pipeline for succession.

Information on the gender balance of senior management as well as the Board is included on page 91.

Looking forward

In 2021, the Committee will continue to focus on Board, Executive and senior talent succession planning, ensuring that our talent pipeline combines an appropriate balance of skills, experience, knowledge as well as diversity.

Nomination Committee	IHG | Annual Report and Form 20-F 2020	93

Governance

Statement of compliance

Our statement of compliance summarises how the Group has implemented the principles and provisions of the 2018 UK Corporate Governance Code (available at www.frc.org.uk/directors under UK Corporate Governance Code) as published in July 2018 (the Code).

This should be read in conjunction with the Strategic Report on pages 2 to 71, and Governance, including the Directors’ Remuneration Report, on pages 74 to 111, as a whole.

The Board considers that the Group has complied in all material respects with the Code for the year ended 31 December 2020.

1. Board Leadership and Company Purpose

A.	The role of the Board

The Board continues to lead IHG’s strategic direction, long-term objectives and success of the Group. Further responsibilities of the Board are set out on page 82.

The Board met eight times during 2020 and all Directors continue to act in what they consider to be in the best interests of the Company, consistent with their statutory duties. Further details of 2020 Board meetings, including information on the Board’s assessment of strategic and operational matters, are set out on pages 83 and 84, attendance information on page 75, skills and experience and biographical information on pages 76 to 79.

A description of IHG’s business model is set out on pages 12 to 15. An assessment of the principal risks facing the Group is included on pages 36 to 41.

Potential conflicts of interest are reviewed annually and powers of authorisation are exercised in accordance with the Companies Act and the Company’s Articles of Association.

During the year, if any Director has unresolved concerns about the operation of the Board or the management of the Company, these would be recorded in the minutes of the meeting.

B.	The Company’s purpose, values and strategy

Our purpose is to provide True Hospitality for Good. A description of IHG’s culture including an overview of our values is included on pages 24 to 25. Culture and people were particularly prominently on the Board agenda during the Covid-19 pandemic. A summary of the Board’s activities in relation to the ‘Voice of the Employee’ is included on page 92. An outline of the Group’s approach to rewarding its workforce is contained on page 27.

C.	Resources

The Board delegates oversight of the allocation of day-to-day resources to management (principally through the Executive Committee).

Information on the Group’s key performance indicators, including the measures used to monitor them, is included on pages 43 to 46.

A summary of the procedures for identifying and discussing emerging risks is set out on page 34.

D.	Shareholders and stakeholders

The Board engaged actively throughout 2020 with shareholders and other stakeholders. The Chair held a number of one-to-one meetings with major institutional shareholders to discuss the role of the Board and other general governance issues, following which the Chair ensured that their views were communicated to the Board as a whole. The Chair of the Remuneration Committee also held a series of investor consultation meetings in connection with votes relating to the Directors’ Remuneration Policy at the Company’s 2020 Annual General Meeting. Further details are on page 97.

Further details of the Board’s engagement with shareholders can be found on page 33. Information on the Board’s engagement with other stakeholders, including suppliers, hotel owners and guests, is included on pages 31 to 32.

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

Patrick Cescau leads the operation and governance of the Board and its Committees. The Chair has been in post for eight years and was independent on appointment. See page 76 for more details.

G.	Board composition

The size and composition of the Board and its Committees is kept under review by the Nomination Committee to ensure the appropriate combination of Executive and Non-Executive Directors. Details of the responsibilities, skills and experience on the Board can be found on pages 76 to 79.

At least half of the Board, excluding the Chair, are Independent Non-Executive Directors. Further details of the composition of the Board and Committees are available on pages 75 to 79.

H.	Non-Executives

Non-Executive Director terms of appointment outline IHG’s time commitment expectations required to fulfil their role. The commitments of each Director are included in the Directors’ biographical details on pages 76 to 79. Details of Non-Executive Director appointment terms are set out on page 111.

The Chair annually reviews the time each Non-Executive Director dedicates to IHG as part of the internal performance evaluation of Directors (see page 85) and is satisfied that their other duties and time commitments do not conflict with those as Directors.

Dale Morrison was appointed as Senior Independent Non-Executive Director on 31 May 2014. He is available to liaise with shareholders who have concerns that they feel have not been addressed through the normal channels of the Chair, Chief Executive Officer and other Executive Directors. He also leads the annual performance review of the Chair (see page 85), and as necessary, provides advice and judgement to the Chair, and serves as an intermediary for other Directors when necessary.

After each Board meeting, Non-Executive Directors and the Chair meet without Executive Directors being present (see page 82).

94	IHG | Annual Report and Form 20-F 2020

I.	Policies, processes, information and resources

The Chair and Company Secretary ensure that the Board and its Committees have the necessary policies and processes in place and that they receive timely, accurate and clear information. The Board and its Committees also have access to the Company Secretary, independent advice and other necessary resources, at the Company’s expense. They receive administrative and logistical support of a full-time executive assistant. See page 82 for more details.

3. Composition, Succession and Evaluation

J.	Appointments

Appointments to the Board are led by the Nomination Committee in accordance with its Terms of Reference (available on our website at www.ihgplc.com/investors under Corporate governance). The Nomination Committee also supports the Board in succession planning for the Board and senior management. Further details of the role of the Nomination Committee and what it did in 2020 are in the Nomination Committee Report on page 93. The overall process of appointment and removal of Directors is overseen by the Board as a whole.

All of the Directors retire and seek election or re-election at each AGM.

K.	Skills

Details of the skills, experience and biographical information of the Board are set out on pages 76 to 79.

The Chair and Company Secretary ensure that new Directors receive a full induction and that all Directors continually update their skills and have the requisite knowledge and familiarity with the Group to fulfil their role (see page 84).

The length of service of Directors is reviewed regularly, details of the review in 2020 are included on page 93.

L.	Annual evaluation

The Board undertakes either an internal or external annual Board effectiveness evaluation. The last external evaluation was carried out in 2019, so in 2020 an internal Board evaluation was conducted. A summary of the evaluation is set out on page 85.

Performance evaluations of Directors, including the Chair, are also carried out on an annual basis. Directors’ biographies are set out on pages 76 to 79 and details of performance evaluations carried out in 2020 are on page 85.

4. Audit, Risk and Internal Control

M.	Audit functions

The Audit Committee is comprised entirely of Independent Non-Executive Directors (see page 75 for membership details). Ian Dyson, the Chair of the Committee, has recent and relevant financial experience and the Committee as a whole has competence relevant to the sector in which we operate. Details of the Committee’s role, responsibilities and activities are set out on pages 86 to 90.

The Audit Committee reviewed the effectiveness and independence of the Group’s internal audit function and Ernst & Young LLP during 2020. Details of these reviews are set out in the Audit Committee Report on pages 86 to 90.

N.	Assessment of the Company’s position and prospects

The Statement of Directors’ Responsibilities (including the Board’s statement confirming that it considers that the Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position, performance, business model and strategy) is set out on page 114.

The status of IHG as a going concern is set out in the Directors’ Report on page 223. An explanation of the Group’s performance, business model, strategy and the risks and uncertainties relating to IHG’s prospects, including the viability of the Group, is set out in the Strategic Report on pages 2 to 71.

O.	Risk management

The Board determines the nature and extent of the principal risks the organisation is willing to take to achieve its strategic objectives. A robust assessment of the principal and emerging risks facing the Group was carried out during the year, including those risks that would threaten the Group’s business model, future performance, solvency or liquidity and reputation (see pages 36 to 41 for further details of the principal risks). The Board and Audit Committee monitor the Group’s risk management and internal controls systems and conduct an annual review of their effectiveness. Throughout the year, the Board has directly, and through delegated authority to the Executive Committee and the Audit Committee, overseen and reviewed all material controls, including financial, operational and compliance controls. See pages 36 to 41, and 86 to 90.

5. Remuneration

P.	Remuneration policies and practices

The Remuneration Committee is responsible for developing policy on executive remuneration and determining remuneration packages of Directors and senior management. The Directors’ Remuneration Report is set out on pages 96 to 111. Details of the Remuneration Committee’s activities during 2020 are set out on page 111 and its membership details are on page 75.

Q.	Procedure for developing policy on executive remuneration

Details of the Remuneration Committee’s consideration of the Directors’ Remuneration Policy (DR Policy) in 2020 and the implementation of the DR Policy in 2021, are set out on pages 96 to 98.

During 2020, no individual Director was involved in deciding his or her own remuneration outcome.

R.	Independent judgement and discretion

The Remuneration Committee has formal discretions in place in relation to outcomes under the APP and LTIP, and these are disclosed as part of the DR Policy, which is set out on pages 110 to 117 of the Company’s Annual Report and Form 20-F 2019. When determining outcomes under these plans, the Committee considers whether it is appropriate to adjust outcomes under these discretions, taking account of the Group’s performance, relative performance against competitors, and other relevant factors. Information on the Remuneration Committee’s consideration of the use of discretion during 2020 is set out on page 106.

Statement of compliance	IHG | Annual Report and Form 20-F 2020	95

Governance

Directors’ Remuneration Report

Remuneration Committee Chair’s statement

“A year of unprecedented challenges, dominated by the outbreak of the Covid-19 pandemic and the global impact it has had on the hospitality industry.”

96	Directors’ Remuneration Report
96	Remuneration Committee Chair’s statement
99	At a glance
100	Remuneration at IHG – the wider context
101	Annual Report on Directors’ Remuneration
(subject to an advisory vote at the 2021 AGM)

On behalf of the Board, I am pleased to present the Directors’ Remuneration Report for the year ended 31 December 2020.

Business context

This year was one of unprecedented challenges, particularly for the hospitality sector, as the world responded to the outbreak of Covid-19. Following a solid start in the first two months of the year, the travel and social contact restrictions imposed by governments around the world drove our hotel occupancy levels to historic lows in March and April. Despite improved occupancy levels in the second half of the year, overall Group RevPAR for the year was down 52.5%.

Through this critical time, our top priority has always been the health and safety of our guests and colleagues, and ensuring that we take the right steps to protect the long-term health of our business. Management quickly acted to identify and implement key measures to reduce costs, preserve cash and strengthen liquidity. These included reducing discretionary costs and marketing spend, reducing our gross capital expenditure, withdrawing our final dividend for 2019 and deferring consideration of further dividends until visibility improves, and securing short-term funding temporarily through the UK Government’s Covid Corporate Financing Facility which is due to be repaid in 2021.

In spite of the challenges this year, performance relative to our direct peers in 2020 was strong, with global RevPAR ahead of the competitor average. This is an important KPI in our sector and strong performance drives shareholder value. Furthermore, we have continued to build on the resilience of our business model relative to the industry and have signed 360 hotels in the year. As noted in the Strategic Report on page 12, the weighting of our hotel estate towards the midscale segments and non-urban locations, together with a weighting to domestic demand, provides a degree of resilience. In all our actions, we have remained true to our purpose and values, maintaining an unwavering focus on acting responsibly for our people, guests, owners, shareholders and the local communities in which we operate.

2020 remuneration decisions

As part of our cost reduction measures, we announced a series of changes to executive remuneration in the year:

•	the 2% salary increase for the Executive Directors for 2020 (that had been signposted in the 2019 Directors’ Remuneration Report) was not implemented;

•

furthermore, the Executive Directors voluntarily took a 30% reduction in base salary, and reductions in certain salary-related benefits, from April to September 2020 inclusive. Non-Executive Directors took a 30% reduction in their fees over the same period; and

•

following the reduction in share price since the grant date for the 2019 LTIP awards, and in light of concerns from shareholders regarding the potential for windfall gains, the Remuneration Committee felt it was appropriate to grant the 2020 LTIP awards with a maximum opportunity of 205% of salary (in line with the level under the previous Directors’ Remuneration Policy (DR Policy)) rather than the levels under the new DR Policy, which was approved by shareholders at our 2020 AGM and was intended to apply from 2020. This represented a reduction of more than 40% for the CEO and 25% for the other Executive Directors compared to the new LTIP award levels of 350% and 275% respectively.

Given the impact of the pandemic on the global economy generally, and the hospitality sector in particular, the threshold level of financial performance for the 2020 annual incentive plan, which was set in a pre-Covid-19 context, was not met. The threshold for net system size growth (NSSG) performance was also not met. A holistic assessment of performance against various metrics, including ESG performance indicators, was undertaken in line with the Committee’s framework for assessing the use of discretion outlined on page 106 but it was ultimately determined that the Committee would not apply discretion to adjust the formulaic outcomes and so no 2020 annual bonus was awarded to Executive Directors.

The 2018/20 LTIP was based on performance for the three years to 31 December 2020. Performance was significantly impacted by Covid-19 and the final vesting outcome was 30.6% of maximum, despite much higher estimated vesting levels (of c. 76% of maximum) prior to the impact of the pandemic. The Committee took a number of matters into account in considering whether to use any discretion to adjust the formulaic outcome of the 2018/20 LTIP in accordance with the Committee’s discretion assessment framework. These included the strong performance of the Executive Directors in addressing the exceptional circumstances resulting from the pandemic to the benefit of shareholders, owners, colleagues and other stakeholders, as well as the unavoidable loss of employment for impacted corporate and hotel colleagues. The Committee concluded that the formulaic vesting outcome was appropriate for this award within the overall context of executive remuneration decisions taken during the year.

For each future LTIP cycle award vesting, the Committee will continue to assess the appropriateness of the formulaic outcomes and any possible use of discretion based on all the relevant considerations at the time of vesting.

During the year, Malina Ngai and Luke Mayhew stepped down from the Board and Arthur de Haast, Sharon Rothstein, Graham Allan and Duriya Farooqui were appointed to the Board as Non-Executive Directors. The remuneration arrangements in respect of all changes were in line with the approved DR Policy and are covered on page 110.

Continuing impact of Covid-19

The unpredictability of new Covid-19 waves, any resulting restrictions, and the timing of the impact of vaccination efforts continues to cause uncertainty for 2021. The Committee has extensively considered the unavoidable impact on the business and the resulting effect on remuneration beyond 2020. In particular, we have been concerned about a potential disconnect between formulaic performance outcomes of the variable pay schemes compared with the performance of management to guide the business through the crisis as outlined in the CEO’s Review on pages 6 and 7.

96	IHG | Annual Report and Form 20-F 2020

In the US and elsewhere, including our Greater China region, we are continuing to experience pay compression at Senior Leader level which is limiting our ability to attract and retain talent in key roles. Concerns around personal financial and job security, as well as the industry’s future as we move from the crisis to an uncertain recovery, are having an increasing impact. We are concerned that the combination of temporary pay reductions, no 2020 bonus and the expected low outcomes for the in-flight LTIP awards will lead to significant and growing retention risks for senior talent, particularly given the challenges facing the hospitality sector in the current environment. Headhunting activities have targeted a number of our Senior Leaders below Board, notably those roles where functional expertise is transferable. This presents an increased risk to business continuity, especially in our largest market, the US, where pay quantum is significantly higher and there is fierce competition for our executive and senior talent.

In 2021, LTIP award levels will reflect the 2020 DR Policy maximums of 350% of salary for the CEO and 275% of salary for other Executive Directors, which were not used in 2020. The Committee believes it is appropriate to implement the approved new award levels in the context of the inherent additional stretch in performance targets, given the continued uncertain environment hotel groups are operating in and the resulting increased intensity of competition for share of system size growth. In addition, given the increasing pay compression, attraction and retention challenges we face in relation to senior talent, which were key reasons for updating this area of the DR Policy last year, the new quantum levels will help ensure IHG has a remuneration structure that allows for differentiation between the CEO, other Executive Directors, Executive Committee members and high-potential talent in the succession plan.

In considering the impact of the pandemic on in-flight LTIP awards, the Committee does not intend to adjust incentive plan targets, and will continue to assess the appropriateness of using discretion to adjust the formulaic outcomes upwards or downwards based on all relevant considerations at the time of vesting of the relevant award. An example of how the Committee is approaching this is the 2020/22 cycle absolute cash flow target, which was set just prior to the outbreak of Covid-19, and as a result is already likely to be missed. The Committee will monitor a ‘shadow’ target for this cycle, which was formulated after the initial impact of the pandemic became evident. It will provide a reference point to consider at the time of vesting, based on our understanding of the potential recovery trajectory at the time of formulating it, but it does not replace the target that was originally set. Similarly, the ROCE underpin for the NSSG measure for the 2020/22 cycle was set in a pre-Covid context and was intended to balance the growth of IHG’s System size with the appropriate level of value creating returns. The impact of Covid-19 on earnings has negatively impacted the Return on Capital Employed (ROCE) performance. Based on discussions to date, if the ROCE underpin was not met for this cycle solely due to the impact on earnings of the pandemic, the Committee would be minded not to reduce the NSSG vesting outcome.

Shareholder engagement

At the 2020 AGM, we received shareholder approval for our updated DR Policy, which can be found in last year’s Annual Report and is summarised on page 98 of this report. We were pleased that the majority of our shareholders supported our new DR Policy; however, the vote of 77.14% in favour of the DR Policy represented less than 80% support and, as such, we offered to consult with those of our top 25 shareholders who voted against the resolution to understand their reasons for doing so. In those discussions we listened to shareholder views and concerns, and in particular to understand their perspectives on:

•	the provision for the increase in maximum LTIP awards (to 350% for the CEO and 275% for other Executive Directors); and
•	the structure of the post-cessation shareholding requirement for Executive Directors (100% of minimum shareholding requirement for six months, and 50% for 12 months following cessation of employment).

The Committee recognises that there exists a range of views across the shareholder base in relation to the pay of Executive Directors and therefore engages in regular shareholder consultation. We carried out an extensive consultation with shareholders and proxy agencies on the 2020 DR Policy in the months leading up to the AGM and consulted again in early 2021 on our proposed implementation for the year ahead. The Committee notes the 77.14% shareholder support for the DR Policy and continues to believe that the commercial rationale for the LTIP maximum award increase, as detailed above, is critical to the retention and development of talent in order to drive the long-term success of the business.

The Committee also believes that the structure of the post-cessation requirement is appropriate for IHG. As noted in our 2019 Directors’ Remuneration Report, we are an asset-light business and key decisions can be implemented and changes reflected quickly in business performance and shareholder value; as such, any longer post-cessation shareholding period would unnecessarily subject the Executive Directors to decisions out of their control.

The views expressed by shareholders in the most recent round of consultations will be taken into consideration as the Remuneration Committee keeps the Policy under ongoing review, and as it determines payments and awards to be made under the terms of the Policy.

Implementation of Directors’ Remuneration Policy in 2021

As covered in more detail on pages 108-109:

•	Salary increases for Executive Directors for 2021 will be in line with the budget for increases for the wider UK and US corporate populations and are made following an assessment of 2020 performance.

•	The non-financial measures for the 2021 Annual Performance Plan have been aligned to our key strategic objectives for recovery and our future growth priorities.

•

Due to ongoing uncertainty and the related difficulty in setting absolute performance targets in particular, the measures and weightings for the 2021/23 Long Term Incentive Plan cycle have been adjusted, with the removal of the Total Gross Revenue measure. The Committee expects to re-introduce this measure in future cycles.

We continued to engage with our shareholders on the use of ESG metrics in our variable pay plans. A key element of IHG’s strategy is addressing the impact of climate change and, as we are making commitments in this area, we have been considering the inclusion of an environmental metric in our variable pay plans. The Committee explored this further during the year working closely with the Responsible Business Committee. We intend to include an ESG metric for Executive Director pay once we have in place the planned upgrades to our IHG Green Engage® system, including centralised data collection, which will improve the robustness and completeness of environmental performance data from hotels; the investment has been delayed as a result of the impact of the pandemic, and we will be pressing ahead with this through recovery. The Responsible Business Committee report on page 91 and the Strategic Report on page 29 contain more information on our sustainability strategy, reporting commitments and the use of science-based targets. The Remuneration and Responsible Business Committees will continue to work together on this area in 2021.

As we reported last year, UK Executive Directors’ company pension benefits will align with the maximum employer contribution rate available to all other participants in the UK pension plan (which

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2020	97

Governance

Directors’ Remuneration Report continued

Remuneration Committee Chair’s statement continued

includes UK corporate and eligible hotel employees) from 1 January 2023; and any new UK Executive Director will also receive contributions in line with this from date of appointment.

US retirement benefit arrangements, in which the CEO, Americas, participates, differ in a number of respects from UK pension arrangements, as explained on page 100. They are comprised of a 401(k) plan under which all corporate employees benefit from maximum employer contributions of a consistent 6% of salary, and a Deferred Compensation Plan for eligible senior employees under which all participants including the CEO, Americas can receive supplementary contributions of up to 16% of salary. These are common retirement benefit plans in the US market and, given the parity of treatment for all participants in each of these plans, as well as the importance of the CEO, Americas role to the business and the market competitiveness concerns over Executive Director pay, the Committee intends to maintain the arrangements as they relate to the CEO, Americas.

Wider workforce remuneration and employee engagement

As outlined on page 100, we operate an aligned approach to remuneration throughout the organisation. Our actions on pay this year in response to the Covid-19 outbreak also impacted remuneration for the wider workforce as well as Executive

Directors, with scaled reductions to salary of 10% to 20% applying to corporate employees below Executive Director level.

During the year, the Company continued to engage with the workforce on a range of topics, including pay, and the Committee reviewed a number of aspects of the Company’s wider workforce remuneration policy, including a deep dive on how incentives are segmented across the organisation to attract, motivate, retain and engage talent.

About this report

As always, we strive to make this report as easy to read as possible. This page has a summary of our approved DR Policy; the ‘At a glance’ section on page 99 highlights the key points on 2020 performance and remuneration outcomes; and on page 100 you can find further background on wider workforce remuneration at IHG in 2020.

The Annual Report on Directors’ Remuneration on pages 101 to 111 will be put to an advisory vote by shareholders at the May 2021 Annual General Meeting.

Jo Harlow

Chair of the Remuneration Committee

22 February 2021

Summary of approved Directors’ Remuneration Policy

Element	2021	2022	2023	2024	2025	Framework	Purpose/Link to strategy

Fixed

Base salary						Increases generally in line with the range applying to the corporate population. Reviewed annually and fixed for 12 months from 1 April.	Recognises the value and impact of the role and the individual’s skills, performance and experience.

Benefits						Relevant benefits are restricted to the typical level for the role/location.	Competitive and consistent with role/ location; helps recruit and retain.

Pension/ Retirement Benefit						Defined Contribution or cash in lieu for UK Directors. Employee contributions with matching company contributions. Salary is the only part of pay that is pensionable. Pension contributions and/or cash allowance for new UK Executive Directors will be aligned with the maximum company contribution available to all other participants in the UK Pension Plan; incumbent UK Executive Directors will reduce to the same level at the end of 2022.	Competitive and consistent with role/ location; helps recruit and retain.

Variable

Annual Performance Plan (cash)						Maximum annual opportunity is 200% of salary with 70% based an operating profit measure and 30% on key strategic objectives. 50% of the award is deferred into shares for three years. Awards are subject to global affordability gate. Full vesting after three years. Malus and clawback apply.

For 2021, the key strategic objectives, linked to business strategy, are:

•  room signings (15% weighting), and

•  room openings (15% weighting)

Further detail on the link to strategy of these measures can be found on page 108.

Annual Performance Plan (deferred shares)

Long Term Incentive Plan (LTIP)						The maximum potential LTIP quantum is 350% of salary for the CEO and 275% of salary for other Executive Directors. A two-year post-vest holding period and malus and clawback apply	A focus on industry leading NSSG is at the heart of our strategy, balanced by a Return on Capital Employed (ROCE) underpin to reflect our commitment to deliver quality growth while maintaining returns. Together with TSR and Cash Flow, there is a strong alignment between Executive Director remuneration and shareholder interests.

Other

Minimum shareholding requirements						The guideline shareholding requirements are 500% of salary for the CEO and 300% for other Executive Directors. The post-employment shareholding requirement, introduced in 2018, continues to apply.

98	IHG | Annual Report and Form 20-F 2020

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

How we performed in 2020		Executive Director remuneration

The 2020 APP award was subject to affordability gates based on the achievement of minimum performance under the operating profit from reportable segments measure, the targets for which were set in a pre-Covid context, and the minimum performance level was not achieved. As such, no award will be made. Under the LTIP, whilst relative Total Shareholder Return (TSR) remained strong and net system size growth was in excess of the threshold performance target, the impact of the pandemic on cash flow and total gross revenue in 2020 meant these measures did not meet threshold performance levels by the end of the three-year cycle. Overall vesting under the LTIP was 30.6% of maximum.

2020 remuneration

The charts below show the 2020 potential remuneration opportunity and actual achievement compared to the 2019 actual achievement.

The relevant figures for each of the elements that make up the single total figure of remuneration, as shown below for the Executive Directors, can be found in the table on page 101.

Keith Barr,

Chief Executive Officer

Value (£000)

Paul Edgecliffe-Johnson,

Chief Financial Officer

Value (£000)

Elie Maalouf,

Chief Executive Officer, Americas

Value (£000)

Measures used for APP[a]	Measures used for LTIP[a]
Operating profit from reportable segments: ($m) Net system size growth[b] (k rooms)	Net system size growth[b] (k rooms) Relative TSR (%) Cash flow ($bn)

[a]  Further details of APP and LTIP outcomes can be found on pages 102 to 103.

[b]  APP System size target is based on absolute one-year target; LTIP target is based on three-year growth performance.

[c]  Total Gross Revenue target represents a target for growth over the LTIP period.

Total Gross Revenue[c] ($bn)

Key for potential

∎  Maximum = Fixed pay and maximum award under APP and LTIP

∎  Target = Fixed pay and on-target award for APP (115%) and 50% of maximum LTIP vesting

∎   Minimum = Fixed pay

The potential fixed pay elements are calculated on the basis of full pay and pension, excluding the impact of temporary reductions that applied from April to September inclusive.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2020	99

Governance

Directors’ Remuneration Report

Remuneration at IHG – the wider context

Actions on pay as a result of the impact of Covid-19 on the business

The outbreak of Covid-19 had a significant impact on our business, as severe restrictions on travel and social contact saw demand drop to record lows. Steps had to be taken across the business to reduce costs, balanced with a need to retain key talent and continue to operate effectively as a business.

Key decisions and outcomes in 2020 were:

•	Temporary salary reductions were applied from April to September inclusive (see table below).

•	The merit salary increase for Executive Directors and other corporate employees for 2020 was not applied.

•	A proportion of the corporate population was furloughed during June to August and following that a redundancy programme was implemented.

•	No payment was made under the 2020 APP as performance targets were not met, and no discretion was used on outcomes.

•	The vesting of the 2018/20 LTIP cycle was much lower than the estimated outcome prior to the pandemic.

•

Increases to LTIP grant levels for Executive Directors, approved at the 2020 AGM, were not applied for the 2020/22 cycle. Maximum awards were 205% of salary rather than the new approved levels of 350% for the CEO and 275% for other Executive Directors.

Looking ahead, the Committee has taken the following actions:

•	Merit salary increases are to return to the normal process for Executive Directors and other corporate employees.

•

The Committee will consider the possible use of discretion to adjust the formulaic outcome under the 2019/21 and 2020/2022 LTIP cycles, at the time of vesting. Further details are provided on page 106.

•	The performance measures and targets for the 2021 APP and 2021/23 LTIP cycle were carefully chosen to ensure that these were appropriate, stretching and achievable given current circumstances.

•

For 2021, the full LTIP headroom under the DR Policy will be used for Executive Directors, to improve competitiveness in the US and global talent markets and to reduce pay compression within the succession plan.

How our reward practices align across all levels of the organisation

Our reward packages are designed to attract, retain and motivate top talent. We apply a consistent approach across the corporate business, ensuring we meet employees’ needs and offer a market-driven package, which we regularly review against our competitors for talent.

Elements of Reward		Executive Directors	Executive Committee	Wider Workforce	Notes in respect of 2020 actions on pay

Fixed	Salary				The planned merit salary increase was not applied for all corporate employees, including Executive Directors; salaries for Executive Directors and fees for Non-Executive Directors were reduced by 30% during April to September inclusive, whilst salaries for other corporate employees were reduced by between 10% to 20%.

	Benefits				Where applicable, corporate healthcare benefits, including Employee Assistance Programmes, remained in place. Taxable travel expenses for Non-Executive Directors were lower because only the February 2020 Board meeting was held in person.

	Pension benefit				A localised approach was taken to the treatment of pension benefits, based on local plan rules and regulations. See below for details of the approach taken in the UK and US, our largest corporate office locations.

Variable	Annual Performance Plan (APP)				The minimum financial performance threshold was not met and as a result no 2020 bonus will be paid to Executive Directors or other corporate employees.

	Long Term Incentive Plan (LTIP)				Performance-based LTIP largely applies at the level of Executive Committee and their direct reports. Vesting of 30.6% applies for the 2018/20 LTIP in line with performance against targets.

	Restricted Stock Units (RSUs)				In line with typical market practice, particularly in the US, and due to line-of-sight to performance measures, a gradually greater proportion of the LTIP award is made as RSUs for eligible roles below Executive Director level. These are not subject to performance conditions and will vest fully for eligible participants in respect of the 2018/20 cycle.

	Colleague Share Plan (introduced in 2020)				Contributions by furloughed employees were suspended during the period of furlough.

UK and US pension and retirement benefits

Pension and retirement benefits are provided in the UK and US in line with market practice.

UK: As disclosed in last year’s report, the contribution rate for corporate and eligible hotel employees in the IHG UK Pension Plan was to be aligned in 2020 with a 2:1 matching ratio up to a maximum of 6% of salary from employees and 12% from the Company. This was due to take effect from 1 April, however was delayed until 1 December 2020. As per the approved DR Policy, this level will apply in respect of any new UK Executive Directors, and current Executive Directors’ benefits will reduce to this level at the end of 2022. During 2020, all contributions and any cash in lieu of pension allowances were reduced in proportion with salary reductions. For furloughed employees, the cost of employee contributions was met by the Company during the furloughed period.

US: US retirement saving plans differ from UK pension benefits in many ways, including early access rules under 401(k) plans in the form of loans and hardship withdrawals, and minimum service-based vesting conditions for supplementary company contributions under the IHG Deferred Compensation Plan (DCP). The 401(k) for corporate US employees has a 1:1 matching contribution ratio up to a maximum of 6% of salary. Additionally, supplementary company contributions to the DCP of up to 16% are provided at senior levels (a historic grandfathered rate of 20% applies for a small number of employees who were already receiving this rate when it was removed from 1 January 2017). During 2020, company contributions to the 401(k) Plan and DCP were suspended whilst the temporary salary reductions applied.

100	IHG | Annual Report and Form 20-F 2020

Annual Report on Directors’ Remuneration

The Annual Report on Directors’ Remuneration explains how the Directors’ Remuneration Policy (DR Policy) was implemented in 2020 and the resulting payments each of the Executive Directors received.

This report is subject to an advisory vote by shareholders at the 2021 AGM. The notes to the single-figure table provide further detail, where relevant, for each of the elements that make up the total single figure of remuneration for each of the Executive Directors.

  AUDITED

Single total figure of remuneration – Executive Directors
		Fixed pay				Variable pay

				Pension
		Salary	Benefits	benefit	Subtotal	APP	LTIP		Subtotal	Other	Total
Executive Directors	Year	£000	£000	£000	£000	£000	£000	[a]	£000	£000	£000

Keith Barr	2020	712	45	178	935	0	483		483	–	1,418
	2019	828	36	207	1,071	983	1,322		2,305	–	3,376

Paul Edgecliffe-Johnson	2020	524	21	131	676	0	339		339	–	1,015
	2019	602	24	158	784	723	1,033		1,756	–	2,540

Elie Maalouf[b]	2020	531	30	65	626	0	333		333	–	959
	2019	622	33	121	776	743	1,004		1,747	–	2,523

[a]	LTIP figures for 2019 relate to the 2017/19 LTIP cycle and have been restated using actual share price on date of vesting. Figures for 2020 relate to the value of shares for the 2018/20 cycle.

[b]	Elie Maalouf is paid in USD and the sterling equivalent is calculated using an exchange rate of $1 = £0.78 in 2020 and $1 = £0.78 in 2019 (page 146).

Notes to single figure table

Fixed pay

Salary: salary paid for the year. For 2020, this includes a 30% salary reduction from April to September inclusive.

Benefits: for Executive Directors, this includes, but is not limited to, taxable benefits such as company car and healthcare. Provision during 2020 was in line with previous years and the approved DR Policy.

Pension benefit: for current Executive Directors, in line with DR Policy, the value of IHG contributions and any cash allowances, paid in lieu of pension contributions.

Keith Barr and Paul Edgecliffe-Johnson did not participate in any IHG pension plan in 2020 and instead received cash allowances of 25% of base salary; this will reduce to the maximum level available to all other participants in the UK Pension Plan at the end of 2022. Life assurance cover is provided for both Keith and Paul at four times base salary.

Elie Maalouf participated in the US 401(k) Plan and the US Deferred Compensation Plan (DCP). The US 401(k) Plan is a tax-qualified plan providing benefits on a defined contribution basis, with the member and relevant company both contributing.

Contributions made by, and in respect of Elie Maalouf in these plans for the year ended 31 December 2020 were:

£[a]
Director’s contributions to US Deferred Compensation Plan	132,064

Director’s contributions to US 401(k) Plan	20,280

Company contributions to US Deferred Compensation Plan	56,529

Company contributions to US 401(k) Plan	8,187

Age of Director at 31 December 2020	56

[a]	Sterling values have been calculated using an exchange rate of $1 = £0.78.

Company contributions to the 401(k) Plan and DCP were suspended for all participants, including Elie Maalouf, during the time in which there was a temporary reduction in salaries. The overall total of 2020 Company contributions for Elie was therefore lower than normal.

As outlined on page 100, Elie’s retirement benefit is in line with other senior US employees and comprises a 6% of salary matched contribution (subject to IRS limits in respect of 401(k) contributions) and a 16% of salary supplemental employer DCP contribution. The Committee reviewed US retirement benefits during 2020 and determined to retain the current structure.

Variable pay

APP (cash and deferred shares)

Operation

Award levels are determined based on salary as at 31 December 2020 and are based on achievement vs target under each measure. For operating profit from reportable segments, the 2020 award was set on the basis of a payout range of +/-7% of target payout for performance of +/-$25m of target performance. Outside of this range, payout would be on a straight-line basis between threshold and -$25m and between +$25m and maximum. For net system size growth, the award was set on a straight-line basis between threshold and target, and target and maximum:

•	threshold is the minimum level that must be achieved for there to be an award in relation to that measure; no award is made for achievement below threshold.

•	target is the target level of achievement and results in a target award for that measure.

•	maximum is the level of achievement at which a maximum award for that measure is received (capped at 200% of salary).

The	threshold award was subject to global affordability gates:

•	if operating profit from reportable segments was less than 85% of target, no award under net system size growth would be made; and

•	if operating profit from reportable segments was 85% or more but less than 93% of target, half of any award under net system size growth would be made.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2020	101

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

    AUDITED

APP Outcome for 2020

The performance measures for the 2020 APP were operating profit from reportable segments (70%) and net system size growth (30%) and were determined in accordance with the DR Policy. Target award was 115% of salary. The table below shows threshold, target and maximum opportunity, as well as weighting and actual 2020 achievement.

APP measures – % of total award

APP

				Weighted

Performance		Achievement	Weighting	achievement

Operating profit from reportable segments: performance relative to target

Actual	$195.0m	0%

Threshold	$804.0m	50%	70%	0%

Target	$865.2m	100%

Maximum	$926.0m	200%

Net system size growth (k rooms)

Actual	886.0	0%

Threshold	902.2	50%	30%	0%

Target	906.6	100%

Maximum	911.1	200%

Operating profit from reportable segments is a Non-GAAP measure and excludes certain items from operating profit. Additionally, in determining operating profit from reportable segments for APP purposes, budgeted exchange rates for the year are used and certain adjustments to reported 2020 operating profit from reportable segments were agreed by the Committee in order to ensure like-for-life comparison with APP target set at the start of the year. For 2020, this included the unbudgeted benefit to Group operating profit from reportable segments due to changes to the recognition of revenue in the System Fund.

Operating profit from reportable segments (at actual exchange rates) (see page 147)	$219.2m

Difference due to exchange rates	($2.8m)

Adjustment for changes to income recognised in the System Fund and results from reportable segments	($21.4m)

Operating profit from reportable segments, after adjustments (at 2020 budget exchange rates)	$195.0m

LTIP 2018/20 (shares)

Awards are made annually and eligible executives will receive shares at the end of that cycle, subject to achievement of the performance conditions. Conditions and weighting are described on page 103.

TSR measures the return to shareholders by investing in IHG relative to a comparator group containing the following major globally branded competitors: Accor S.A., Choice Hotels International Inc., Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Marriott International Inc., Melia Hotels International S.A., NH Hotels Group, and Wyndham Hotels & Resorts Inc., as per data provided by our corporate bankers sourced from Thomson Reuters Datastream. In respect of Wyndham Worldwide’s split into two publicly traded companies in May 2018, the performance of Wyndham Worldwide was tracked up until the split, followed by the performance of Wyndham Hotels & Resorts Inc. subsequent to the split.

Following the acquisition and delisting of Millennium & Copthorne Hotels PLC by City Developments Limited in October 2019, a Singapore-based real estate company, it was removed from the comparator group for all active LTIP cycles (2018/20 and 2019/21).

The share price in respect of the 2017/19 LTIP cycle has been restated using the volume weighted average price of 5,072p for Keith Barr and Paul Edgecliffe-Johnson and 5,057p for Elie Maalouf on the date of actual vesting on 19 February 2020. There is a slight difference in the share price at the date of vesting for Elie Maalouf as a result of the implementation of a new share administration portal which holds shares for US participants in a separate entity to non-US participants. Final vesting transactions are therefore carried out separately, resulting in a slight share price variation based on the timing that the two transactions take place. The corresponding values shown in the 2019 report (prior to the actual vesting) were an estimate calculated using an average share price over the final quarter of 2019 of 4,847p.

Outcome for 2018/20 cycle

The performance measures for the 2018/20 three-year LTIP cycle were in line with the 2017 DR Policy. The table to the right shows threshold and maximum opportunity, as well as weighting and actual achievement, for each performance measure.

LTIP Measures – % of maximum opportunity

102	IHG | Annual Report and Form 20-F 2020

    AUDITED

	Performance Targets

				Achievement		Weighted
Performance measure and weighting	Target	% Vesting	Result	(% of maximum)	Weighting	achievement

Total Shareholder Return:	Maximum	Maximum	Outcome	54.0%	40%	21.6%
Three-year growth relative to average	27.0%	100%	6.9%
of competitors

40%	Threshold	Threshold
	-7.9%	20%

Total Gross Revenue:	Maximum	Maximum	Outcome	0.0%	20%	0.0%
based on IHG’s performance against	5.64bn	100%	-11.89bn USD
an absolute total gross revenue	USD

target	Threshold	Threshold
20%	3.95bn	20%
	USD

Net system size growth:	Maximum	Maximum	Outcome	45.1%	20%	9.0%
based on IHG’s performance against	134.4k	100%	106.7k rooms
an absolute NSSG target	rooms

20%	Threshold	Threshold
	94.1k	20%
	rooms

Cash flow:	Maximum	Maximum	Reported Outcome	0.0%	20%	0.0%
based on IHG’s performance against	2.18bn	100%	1.33bn USD
an absolute cash flow target	USD

20%	Threshold	Threshold	Adjusted Outcome
	1.63bn	20%	1.41bn USD
	USD

Total achievement (% of maximum opportunity vested)						30.6%

Adjustments to cash flow outcome

Over the performance period of the 2018-20 LTIP award, there have been accounting standard changes and events that have impacted IHG’s cash flow that were unquantified or unforeseen when the original targets were set. The Committee carefully considered these and determined that it was appropriate to adjust the cash flow outcome for the impact of the events below in order to ensure that the outcomes are measured on a consistent basis with targets. An explanation of each adjustment is set out below and a reconciliation of the initial and adjusted outcome is set out to the right.

Adjustments due to changes in accounting standards:

The new accounting standard implemented during the period does not have an overall impact on Group cash flow, but does impact the LTIP target because of the reclassification of cash flows to different line items that are not included in the LTIP target:

• IFRS 16: Operating leases cash flow has been reclassified from Cash Flow from Operations to interest and movements in net debt.

Adjustments due to events unforeseen when the targets were set:

Six Senses Hotels Resorts & Spas acquisition: the material acquisition cost of Six Senses in 2019 has been removed. The Committee considered it was appropriate to exclude the cash impact because it was not incorporated into the original target and the cash flow benefits of the acquisition will be long-term.

Where applicable, the adjustments above will also apply to the cash flow outcomes of the 2019-21 LTIP award. These will be disclosed in full, along with any other adjustments, in the relevant year’s Directors’ Remuneration Report.

Cash flow definition for 2018-20 LTIP

Cash flow is defined as the cumulative annual cash generation over a three-year performance period. Cash generation is cash flow from operations and net cash from investing activities.

Reconciliation	Cash flow $bn

Reported cash flow from operations	2.08

Net cash from investing activities	(0.75)

Reported outcome per definition	1.33

IFRS 16	(0.21)

Six Senses acquisition	0.29

Adjusted outcome	1.41

Adjustment to net system size growth outcome

The NSSG LTIP outcome above includes adjustments to exclude the removal from IHG brands of 16,665 rooms associated with the SVC portfolio towards the end of 2020; and 2,118 rooms associated with a small portfolio of hotels in EMEAA which left the IHG system in February 2020. Neither of these transactions were budgeted for at the time of setting the 2018/20 targets, and the Committee considered it was appropriate to adjust for them as it was consistent with the principle of not disincentivising management from making decisions that they judged to be in the long-term interests of shareholders.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2020	103

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

  AUDITED

LTIP

Achievement against target is measured by reference to the three years ended 31 December 2020. This cycle will vest on 24 February 2021 and the individual outcomes for this cycle are show below.

The share price of 4,460p used to calculate the 2018/20 LTIP cycle value shown in the single-figure table is the average over the final quarter of 2020.

			% of
		Maximum	maximum	Outcome	Total value	Value of award
		opportunity at grant	opportunity	(number of shares	of award	attributable to share
Executive Director	Award cycle	(number of shares)	vested	awarded at vest)	£000	price appreciation
Keith Barr	LTIP 2018/20	35,381	30.6%	10,826	483	(18)
Paul Edgecliffe-Johnson	LTIP 2018/20	24,830	30.6%	7,597	339	(13)
Elie Maalouf	LTIP 2018/20	24,426	30.6%	7,474	333	(12)

  AUDITED

Other outstanding awards

Scheme interests awarded during 2019 and 2020

During 2019 and 2020, awards were granted under the LTIP cycle and made to each Executive Director over shares with a maximum value of 205% of salary using an average of the closing mid-market share price for the five days prior to grant, as in the table below. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period.

The vesting date for the 2019/21 LTIP award is the day after the announcement of our financial year 2021 Preliminary Results in February 2022. These awards will vest to the extent performance targets are met and will then be restricted for a further two years, transferring to the award-holder in February 2024.

The vesting date for the 2020/22 LTIP award is the day after the announcement of our financial year 2022 Preliminary Results in February 2023. These awards will vest to the extent performance targets are met and will then be restricted for a further two years, transferring to the award-holder in February 2025.

At the 2020 AGM, shareholders approved the new DR Policy which included an increase in LTIP opportunities to 350% of salary for the CEO and 275% for the other Executive Directors. These were intended to apply to awards granted in 2020; however, to demonstrate pay restraint in response to Covid-19 and to reflect the fall in share price since the grant of awards in 2019, the increased headroom was not used, equating to a reduction of around 40% for the CEO and 25% for the other Executive Directors compared to the approved higher LTIP award levels.

The Committee discussed the views of some investors in relation to the size of share awards where the share price had fallen substantially, and the potential windfall gains when share prices recovered. The grant price for the 2020/22 cycle was £34.96, representing a reduction of c.29% from the grant price for the 2019/21 cycle awards. Given the continued uncertainty as to the likely share price recovery at the time of grant, it was determined not to use an alternative grant price or methodology to determine the number of shares granted. The use of lower opportunity levels resulted in fewer shares being awarded to the Executive Directors than would have been the case if awards were granted at the originally intended levels as outlined above. The Committee will consider whether it is appropriate to exercise discretion to adjust the formulaic outcome at the time of vesting, including taking into account the movement in share price between grant and vesting dates, as a further precaution against windfall gains.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved
2019/21 cycle
Keith Barr	10 May 2019	34,693	49.43	1,718	6,938
Paul Edgecliffe-Johnson	10 May 2019	25,509	49.43	1,263	5,101
Elie Maalouf	10 May 2019	25,802	49.43	1,278	5,160
2020/22 cycle
Keith Barr	12 May 2020	49,153	34.96	1,718	9,830
Paul Edgecliffe-Johnson	12 May 2020	36,140	34.96	1,263	7,228
Elie Maalouf	12 May 2020	38,463	34.96	1,345	7,692

Performance measures and consideration of discretion

The performance measures are as agreed in the 2017 and 2020 Remuneration Policies. Total Shareholder Return, Total Gross Revenue, net system size growth and cash flow are measured by reference to the three years ending 31 December 2021 for the 2019/21 cycle and 31 December 2022 for the 2020/22 cycle; NSSG for 2020/22 is the first relative cycle, and is measured to 30 September 2022 rather than 31 December 2022. Minimum performance is equal to 20% of the maximum award.

As a result of the unavoidable impact of the Covid-19 pandemic on the business performance, in most cases performance against the absolute measures (TGR, cash flow and, for the 2019/21 cycle, NSSG) is tracking below the threshold level required for vesting for both

104	IHG | Annual Report and Form 20-F 2020

Other outstanding awards continued

Performance measures and consideration of discretion continued

cycles. No adjustments to the targets are proposed, in line with the UK investor and proxy guidance. However, the Committee may consider it appropriate to use discretion to adjust the formulaic outcomes upwards when more of the inflight LTIP cycles vest, considering a range of factors including those shown on page 106. No decisions have yet been made regarding the use of discretion; however, the following approaches are under discussion for the 2020/22 cycle:

•	Cash flow – the absolute cash flow targets were set prior to the outbreak of Covid-19 and following revised forecasts it is unlikely that these will be achieved. The TGR target for this cycle was set later in the year reflecting guidance from investor bodies that awards could be granted at the usual time, with a commitment to set performance conditions within the next six months, and therefore is reflective of performance expectations assessed after the initial impact of the pandemic became evident. To continue to incentivise participants to maintain a solid cash position, the Committee is also tracking a ‘shadow’ cash flow target, which has been formulated alongside the TGR target based on our understanding at the time of the potential recovery trajectory. This shadow target does not replace the original cash flow target which has not been adjusted and will continue.

•	ROCE underpin: ROCE performance has been significantly impacted by the pandemic. The ROCE underpin for the relative NSSG measure for the 2020/22 cycle was set at 20%; if this target is not met, the Committee has the discretion, but not the obligation, to reduce the outcome under the NSSG measure at the time of vesting, taking into consideration criteria including the reason the ROCE underpin has not been met. The underpin was introduced to ensure IHG’s high returns on capital were prioritised in strategic decision-making (e.g. M&A activity) as opposed to simply reflecting trading performance. Based on discussions to date, if the ROCE underpin was not met for this cycle, the Committee would be minded not to reduce the NSSG vesting outcome by reason only of the impact on earnings of the pandemic.

Any use of discretion, including the factors influencing the decision, will be clearly communicated in the Directors’ Remuneration Report for the year in which the decision is made.

Statement of Directors’ shareholdings and share interests

The Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individuals’ personal interests and those of shareholders.

Guideline Executive Director shareholding requirement

Executive Directors are required to hold shares equal to 500% of salary for the Chief Executive Officer and 300% for any other Executive Director. Executive Directors are expected to hold all net shares earned until the previous guideline shareholding requirement is achieved (300% for the CEO and 200% for other Executive Directors) and at least 50% of all subsequent net shares earned until the current guideline shareholding is met. The number of shares held outright includes all directors’ beneficial interests and those held by their spouses and other connected persons. It also includes the net value of unvested shares that are not subject to any further performance conditions.

Percentages are calculated using the 31 December 2020 share price of 4,690p.

The full guideline minimum shareholding requirement continues for six months after cessation of employment and 50% of the requirement continues for an additional six months. As a part of this requirement, since 2019, shares have been granted and all unvested awards held in a nominee account and Executive

Directors electronically sign an agreement to the terms of the grant, including the post-employment shareholding requirement.

Shares and awards held by Executive Directors

as at 31 December 2020: % of salary

Percentages have been calculated using a combined tax and social security rate of 47% for Keith Barr and Paul Edgecliffe-Johnson and a rate of 45.1% for Elie Maalouf.

Current Directors’ shareholdings

The APP deferred share awards are not subject to performance conditions. Details on the performance conditions to which the unvested LTIP awards are still subject can be found on pages 104-105. There have been no changes in the shareholding interests of any of the directors since the end of the financial year up to the publication of this report.

Shares and awards held by Executive Directors as at 31 December 2020: number of shares

	Number of shares held outright		APP deferred share awards		LTIP share awards (unvested)		Total number of shares and awards held

	2020	2019	2020	2019	2020	2019	2020	2019

Keith Barr	70,279	52,832	37,705	32,697	119,227	102,537	227,211	188,066

Paul Edgecliffe-Johnson	53,376	38,562	26,751	25,637	86,479	76,150	166,606	140,349

Elie Maalouf	67,428	43,652	25,417	32,591	88,691	74,695	181,536	150,938

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2020	105

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Relative performance graph

InterContinental Hotels Group PLC is a member of the FTSE 100 share index, and the graph below shows the Company’s Total Shareholder Return (TSR) performance from 31 December 2010 to 31 December 2020, assuming dividends are reinvested, compared with the TSR performance achieved by the FTSE 100.

Chief Executive Officer’s remuneration

The table below shows the Chief Executive Officer’s single figure of total remuneration for the 10 years to 31 December 2020.

Single figure	CEO	2011	2012	2013	2014		2015	2016	2017		2018		2019	2020
Single figure of remuneration (£000)	Keith Barr								2,161		3,143	[a]	3,376	1,418

	Richard Solomons	4,724	4,881	3,131	6,611	[b]	3,197	3,662	2,207	[c]

	Andrew Cosslett	3,770

Annual incentive received (% of maximum)	Keith Barr								69.7		84.1		58.7	0

	Richard Solomons	83.0	68.0	74.0	74.0		75.0	63.9	66.8

	Andrew Cosslett	43.3

Shares received under the LTIP (% of maximum)	Keith Barr								46.1		45.4		78.9	30.6

	Richard Solomons	73.9	100.0	59.0	56.1		50.0	49.4	46.1

	Andrew Cosslett	61.6

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

Other information relating to Directors’ remuneration

Consideration of use of discretion

In line with the UK Corporate Governance Code, the Committee has adopted a formal framework which it will use to determine whether to exercise discretion. Some of the key factors the Committee will consider are shown below.

No bonus was paid to Executive Directors or other corporate employees for 2020.

The formulaic vesting outcome for the 2018/20 LTIP cycle was 30.6% of maximum. During the 2018/20 cycle, the Committee tracked forecast performance against the targets. As at the end of 2019, before the impact of Covid-19 was taken into account, the estimated vesting level was c.76% significantly higher than the final performance outcome. The Committee took a number of matters into account in considering whether to use any discretion to adjust the formulaic outcome of the 2018/20 LTIP, in accordance with the Committee’s discretion assessment framework. These included the strong performance of the Executive Directors in addressing the exceptional circumstances resulting from the pandemic to the benefit of shareholders, owners, colleagues and other stakeholders, as well as the unavoidable loss of employment for impacted corporate and hotel colleagues. The Committee concluded that the formulaic vesting outcome was appropriate for this award.

The Committee also held discussions on the possible use of discretion for the vesting outcome for the 2019/21 and 2020/22 LTIP cycles. No decisions will be made until the end of each cycle’s performance period; however, a possible approach for the cash flow target and ROCE underpin for the 2020/22 cycle is described on page 105.

Dividends paid to Executive Directors

No dividends were paid out by IHG in 2020.

106	IHG | Annual Report and Form 20-F 2020

CEO pay ratio

As we have noted in previous Annual Reports, pay ratios will differ significantly between companies, even within the same industry, depending on demographics and business models. The Group’s UK employee demographic, which primarily consisted of largely professional, management and senior corporate roles, changed in 2019 with the addition of a number of hotel employing entities which include a large proportion of part-time and flexible-working support and service roles. As per last year’s report, we show below the ratio both including and excluding the new UK employing entities.

On a like-for-like population basis with our original disclosure in the 2018 Annual Report, the median ratio, has decreased from 49:1 in 2019 to 25:1 in 2020. The more substantive temporary reduction to pay taken by the CEO in 2020 compared with the wider workforce will be a contributing factor to this decrease, as will the greater extent to which Executive Directors are rewarded through variable performance-related incentives, which were lower or did not pay out in 2020 compared to 2019.

Population excluding hotel
		Full population			employing entities
Year	Method	25th	Median	75th	25th	Median	75th

Financial year ended 31 December 2020	Option C	85:1	43:1	24:1	33:1	25:1	17:1

Financial year ended 31 December 2019	Option C	180:1	122:1	59:1	71:1	49:1	32:1

Financial year ended 31 December 2018	Option C	–	–	–	72:1	48:1	29:1

The 2018 and 2019 figures have been restated to reflect the value of the CEO’s LTIP awards on the date of actual vesting rather than the estimated vesting levels used in the respective years’ Annual Reports.

What drives the difference in pay between our CEO and other employees?

Pay ratios reflect how remuneration arrangements differ as responsibility increases for more senior roles within the organisation, for example:

•	a greater proportion of performance-related variable pay and share-based incentives apply for the more senior executives, including Executive Directors, who will have a greater degree of influence over performance outcomes;

•	additional and enhanced benefit provision, such as company car and healthcare benefits, apply as roles and responsibilities increase throughout the organisation;

•	role-specific specialist plans apply in certain areas such as corporate reservations, sales and hotel development. Incentive plans for General Managers of IHG managed, owned, leased and managed lease hotels commonly include targets based on gross operating profit, guest satisfaction and employee engagement. The target and maximum amounts that can be earned under these plans are typically a higher percentage of base salary for more senior employees, which in turn affect the pay ratio; and

•	incentive plans for other corporate employees are typically based on a combination of individual performance and the Group’s operating profit from reportable segments.

Calculation methodology and supporting information

Option C has been selected for the identification of the percentile employees. IHG prefer to use this method as we are able to produce the most accurate total remuneration figure for all UK employees on a basis comparable with the statutory reporting for Executive Directors using the most available data at the time of producing the Annual Report. Due to the non-payment of bonus for 2020, this year we have been able to include more accurate in-year data to identify the percentile employees than using the Gender Pay Gap data. Specifically, this has involved:

•	compiling all monthly payroll data for all UK employees throughout 2020 detailing complete variable and fixed remuneration, including pension and taxable benefits such as company car and healthcare; and

•	excluding the value of any deferred shares from the 2017 bonus that vested in 2020.

Option C requires three UK employees to be identified as the equivalent of the 25th, 50th and 75th percentile. Having identified these employees, the 2020 remuneration is calculated on the same basis as the CEO single total figure of remuneration.

The 2020 salary and total pay for the individuals identified at the lower, median and upper quartiles are set out below.

		25th		75th
		percentile	Median pay	percentile
Year	pay ratio		ratio	pay ratio

Financial year ended 31 December 2020 – Full population	Salary £	16,103	32,470	52,833

	Total remuneration £	16,736	33,366	58,761

Financial year ended 31 December 2020 – Excluding hotel employing entities	Salary £	38,675	51,420	65,882

	Total remuneration £	43,012	56,764	83,182

Relative importance of spend on pay

The chart below sets out the actual expenditure of the Group in 2020 and 2019, showing the differences between those years. Further information, including where 2019 figures have been restated, can be found in the Group Financial Statements starting on page 112 and the accompanying notes.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2020	107

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Annual percentage change in remuneration of Directors compared to employees

	2020
			Taxable
	Salary	Bonus	benefit
Executive Directors
Keith Barr	-14%	-100%	25%
Paul Edgecliffe-Johnson	-13%	-100%	-14%
Elie Maalouf	-15%	-100%	-10%
Non-Executive Directors
Patrick Cescau	-13%	N/A	-53%
Graham Allan	–	N/A	–
Anne Busquet	-13%	N/A	-87%
Arthur de Haast	–	N/A	–
Ian Dyson	-13%	N/A	-90%
Duriya Farooqui	–	N/A	–
Jo Harlow	-13%	N/A	-94%
Jill McDonald	-13%	N/A	-87%
Dale Morrison	-13%	N/A	-83%
Sharon Rothstein	–	N/A	–
Average employee	-6%	-100%	-9%

The table to the left shows the percentage change in all Directors’ remuneration compared to that of an average employee between the financial year ended 31 December 2019 and the financial year ended 31 December 2020.

The remuneration figures for the Directors’ were taken from the data used to compile single figure tables of remuneration shown on pages 101 and 110 excluding any rounding up or down. No employees are directly employed by the Group’s Parent Company, so the average employee data for this year’s report is based on the same UK corporate employee population as that on which the CEO pay ratio is calculated.

The percentage change in salary and fees takes into account the temporary reductions from April to September 2020 inclusive and the cancellation of the planned 2020 merit increase.

No bonus is payable for 2020 to Executive Directors or other corporate employees, which is reflected in the bonus percentage change. Non-Executive Directors are not eligible for a bonus.

Taxable benefits for Non-Executive Directors are largely consituted of travel expenses, which were significantly impacted by travel restrictions during 2020, whereas Executive Director and average employee benefits typically comprise elements of their reward package such as company car and healthcare benefits.

Payments for loss of office There were no payments for loss of office in 2020. Pension entitlements No Executive Director is entitled to any Defined Benefit pension or related benefit from IHG.	Payments to past Directors – benefits Sir Ian Prosser Sir Ian Prosser, who retired as Director on 31 December 2003, had an ongoing healthcare benefit of £1,690.00 during the year.

Implementation of Directors’ Remuneration Policy in 2021

This section explains how the DR Policy will be applied in 2021.

Salary: Executive Directors

Directors’ salaries are agreed annually in line with the DR Policy. Last year, we stated that Executive Directors’ would receive a 2% salary increase from 1 April 2020 however, as explained on page 100, these increases were rescinded. Furthermore, temporary reductions to salary were taken between April and September inclusive; Executive Directors’ received a 30% reduction in salary during this period.

The following salaries will apply from 1 April 2021.

Executive Director	Increase %	2021 £	2021 $	2020 £	2020 $

Keith Barr	3	863,300		838,200

Paul Edgecliffe-
Johnson	3	634,800		616,300

Elie Maalouf[a]	3		836,600		812,200

[a]

Elie Maalouf is paid in USD and his annual base salary for 2020 and 2021 is shown in USD. The sterling equivalent values calculated using an exchange rate of $1 = £0.78 are: 2020 – £633,516 and 2021 – £652,548.

The increases above are in line with the budget for the wider UK and US corporate workforce.

Measures for 2021 APP

The 2021 APP structure is in line with the approved DR Policy and will be based on a 70% weighting for a measure of operating profit and a 30% weighting for other key strategic measures that are reviewed annually and set in line with business priorities. Operating profit from reportable segments is a focal measure of business performance for our shareholders and is a function of other critical measures, such as RevPAR, profit margin and fee revenues. Having reviewed a number of potential strategic measures, the Committee has determined that for 2021, it is particularly important to the Company’s strategic objectives to focus on new room openings and new room signings in the APP. New room openings are critical to driving both short and long-term profitable growth and are a recognised key performance measure across the industry, while new room signings provide the best gauge of future growth as they create the path for openings in future years, which will in turn drive profit and revenue growth. The two strategic measures will be equally weighted, with each worth 15% of the overall APP. The targets are commercially sensitive and will be disclosed retrospectively. It is important to note that the targets and payment schedule for operating profit from reportable segments and the strategic measures are set in an environment of continued uncertainty as a result of the Covid-19 pandemic.

		Weighting	Performance
Measure	Definition	(%)	objective

Operating profit from reportable segments	A measure of IHG’s operating profit from reportable segments for the year	70	Achievement against target

Room signings	Absolute number of new room signings	15	Achievement against target

Room openings	Absolute number of new room openings	15	Achievement against target

108	IHG | Annual Report and Form 20-F 2020

A gateway test applies to the strategic element based on the Committee’s overall assessment of performance against IHG’s Global Metrics. These are based on a range of KPIs including several ESG measures such as carbon reduction, employee engagement and guest satisfaction. As for 2020, given the continued volatile environment and forecasting challenges, a formula will not be applied. Instead the gateway will be structured such that 2021 performance against the Global Metrics, together with data on relative performance against peers, will be tracked and used by the Committee as reference points in considering whether to use discretion to adjust the formulaic outcome on the strategic element.

2021/23 LTIP cycle performance measures and targets

Total gross revenue (TGR) has been removed from the LTIP metrics for the 2021/23 cycle. TGR is heavily impacted by the pace of market RevPAR recovery which is very unpredictable and outside of management’s control. This led to difficulties in setting targets for the 2020 LTIP, with target-setting still challenging in 2021 due to the continued uncertainty. This approach will be kept under review for future cycles.

As a result of the removal of the TGR metric, relative NSSG and absolute cash flow have both had their weighting increased by 10%, maintaining a similar balance between absolute and relative measures as for the previous cycle.

The measures for the 2021/23 LTIP cycle are as follows:

		Weighting
Measure	Definition	(%)	Performance objective

Relative Total Shareholder Return (TSR)	IHG’s performance against a comparator group of global hotel companies. TSR is the aggregate of share price growth and dividends paid, assuming reinvestment of dividends in the Company’s shares during the three-year performance period.	30

Threshold – median of comparator group (20% of TSR element vests);

Maximum – upper quartile of comparator group (100% of TSR element vests); and

Vesting will be on a straight-line basis in between the two points above.

Relative net system size growth with ROCE underpin	IHG’s aggregated compound annual growth rate (CAGR) against our six largest competitors with over 500k rooms: Marriott International, Inc., Hilton Worldwide Holdings Inc., Accor S.A., Jin Jiang International Holdings Company Limited, Wyndham Hotels & Resorts Inc., Choice Hotels International Inc. Targets will be set based on increased room count that is consistent with the relevant company’s business plan objectives and practice as at the start of the LTIP cycle.	40

Threshold – Fourth ranked competitor excluding IHG (20% of NSSG element vests);

Maximum – First ranked competitor excluding IHG (100% of NSSG element vests); and

Vesting will be on a straight-line basis in between the two points above.

This measure is subject to the achievement of a Return on Capital Employed underpin. See below for further details.

Absolute cash flow	Cumulative annual cash generation over three-year performance period.	30	In view of the uncertain forecasting environment, the cash flow targets had not been approved by the Committee at the time of publication of this report. The targets are scheduled to be finalised and published on our website in advance of the May 2021 AGM.

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

For the 2021/23 LTIP cycle, the underpin will remain at the 20% level set for the 2020/22 cycle. Under normal circumstances, the Committee considers this an appropriate level to protect shareholder interests without disincentivising the pursuit of long-term strategically advantageous return-enhancing opportunities, which could have a short-term impact on ROCE. However, it should be noted that, as outlined on page 105, the Committee is minded not to reduce the NSSG outcome if the ROCE underpin is not met for the 2020/22 cycle solely due to the impact on earnings of the pandemic.

Performance and vesting outcomes and any use of discretion will be fully disclosed and explained in the relevant Directors’ Remuneration Report.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2020	109

Governance

Directors’ Remuneration Report continued

Annual Report on Directors’ Remuneration continued

Single total figure of remuneration: Non-Executive Directors

	Committee appointments	Date of original appointment	Fees £000		Taxable benefits £000		Total £000

Non-Executive Director			2020	2019	2020	2019	2020	2019

Patrick Cescau		01/01/13	377	435	7	14	384	449

Graham Allan		01/09/20	24	–	0	–	24	–

Anne Busquet		01/03/15	66	77	1	5	67	82

Arthur de Haast		01/01/20	66	–	0	–	66	–

Ian Dyson		01/09/13	88	102	0	2	88	104

Duriya Farooqui		07/12/20	5	–	0	–	5	–

Jo Harlow		01/09/14	88	102	0	2	88	104

Luke Mayhew		01/07/11	64	77	2	2	66	79

Jill McDonald		01/06/13	78	90	0	2	78	92

Dale Morrison		01/06/11	95	110	2	11	97	121

Malina Ngai		01/03/17	25	77	0	8	25	85

Sharon Rothstein		01/06/20	38	–	0	–	38	–

See page 75 for Board and Committee membership key and attendance.

Fees: Fees are paid in line with the DR Policy. As explained on page 100, Non-Executive Directors’ fees were reduced by 30% from 1 April 2020 to 30 September 2020. Malina Ngai stepped down from the Board on 07 May 2020 and Luke Mayhew stepped down on 18 December 2020 so all fees and taxable benefits for these Directors ceased on those dates.

Benefits: For Non-Executive Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under concessionary HM Revenue and Custom rules, non-UK based Non-Executive Directors are not subject to tax on travel expenses for the first five years; this is reflected in the taxable benefits for Anne Busquet, Dale Morrison, Malina Ngai and Sharon Rothstein. Due to global restrictions on travel during 2020 as a result of the Covid-19 pandemic, only the February Board meeting was held in person so taxable travel and accommodation expenses are lower this year.

Other: Non-Executive Directors are not eligible for any incentive awards or for any pension contributions or benefit.

Shares held by Non-Executive Directors as at 31 December 2020:

The Non-Executive Directors who held shares are listed in the table below:

Non-Executive Director	2020	2019[b]

Patrick Cescau	11,135	3,605

Ian Dyson	1,500	–

Arthur de Haast	1,000	–

Jo Harlow[a]	950	950

Dale Morrison[a]	2,960	2,960

[a]	Shares held in the form of American Depositary Receipts.

[b]	2019 shares were subject to a share consolidation on 14 January 2019 on the basis of 19 new ordinary shares for every 20 existing ordinary shares.

Fees: Non-Executive Directors

The fees for Non-Executive Directors are reviewed and agreed annually in line with the DR Policy. The Chair and Non-Executive Directors have waived any increase for 2021 and fee levels for 2021 will therefore remain as follows:

Non-Executive Director	Role	2021 £000	2020 £000

Patrick Cescau	Chair of the Board	444	444

Graham Allan	Non-Executive Director	78	78

Anne Busquet	Non-Executive Director	78	78

Arthur de Haast	Non-Executive Director	78	78

Ian Dyson	Chair of Audit Committee	104	104

Duriya Farooqui	Non-Executive Director	78	78

Jo Harlow	Chair of Remuneration Committee	104	104

Jill McDonald	Chair of Responsible Business Committee	92	92

Dale Morrison	Senior Independent Non-Executive Director	112	112

Sharon Rothstein	Non-Executive Director	78	78

110	IHG | Annual Report and Form 20-F 2020

Non-Executive Directors’ letters of appointment and notice periods

Non-Executive Directors have letters of appointment, which are available upon request from the Company Secretary’s office.

Patrick Cescau, Non-Executive Chair, is subject to 12 months’ notice. No other Non-Executive Directors are subject to notice periods. All Non-Executive Directors are subject to election annual re-election by shareholders at the AGM.

Remuneration Committee details

Key objectives and summary of responsibilities

The Remuneration Committee agrees, on behalf of the Board, all aspects of remuneration of the Executive Directors and the Executive Committee, and agrees the strategy, direction and policy for the remuneration of the senior executives who have a significant influence over the Group’s ability to meet its strategic objectives. Additionally, the Committee reviews wider workforce pay policies and practice to ensure alignment with strategy, values and behaviours and takes this into account when setting Executive Director remuneration. The Committee’s role and responsibilities are set out in its Terms of Reference (ToR) which are reviewed annually and approved by the Board.

The ToR are available on IHG’s website at www.ihgplc.com/investors under Corporate governance.

The Committee’s key focus areas during the year have been:

•	evaluating absolute and relative performance on incentive plans for the year ended 2020; and

•	evaluating potential measures and targets for 2021+ short and long-term incentive plans.

Membership and attendance at meetings

Details of the Committee membership and attendance at meetings are set out on page 75.

During 2020, the Committee was supported internally by the Chair, the Group’s CEO and CFO, and the heads of Human Resources and Reward as necessary. All attend by invitation to provide further background information and context to assist the Committee in its duties. They are not present for any discussion that relate directly to their own remuneration or where their attendance would not be appropriate.

Reporting to the Board

The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members for review and comment.

Stakeholder engagement

The Chair of the Committee engaged extensively with shareholders during 2020 in respect of the DR Policy, both in advance of the AGM and following the vote of less than 80% support at the AGM, in order to outline the rationale for the changes made to the policy and to understand the range of views held by shareholders and to take these into account in setting and implementing the policy.

In terms of employee engagement, the Company carried out a global engagement survey to address employee satisfaction, covering a number of areas including competitive pay and benefits. These stakeholder engagement processes have informed our review of Executive Director remuneration.

The Company’s approach to wider workforce engagement under the Corporate Governance Code is set out on page 92.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board.

Other focus areas and activities

In addition to stakeholder consultation following the DR Policy vote, the other focus areas and activities discussed by the Committee during 2020 were:

•	monitoring 2020 performance against agreed targets as well as in the wider business context and the impact on key stakeholders including employees and shareholders;

•	reviewing and approving the 2020 annual and long-term incentive results for the Executive Directors and other members of the Executive Committee (EC), including assessing the use of discretion;

•	reviewing potential measures and targets for 2021+ annual and long-term incentive plans, including working with the Responsible Business Committee on ESG metrics; and

•	reviewing wider workforce remuneration policy and practice, including EC and wider workforce retirement benefits in the UK and US.

Remuneration advisers

In 2019, IHG appointed Deloitte LLP to act as independent adviser to the Committee and they commenced work in October 2019. PricewaterhouseCoopers LLP formally stepped down in early 2020.

Deloitte and PwC are both members of the Remuneration Consultants Group and, as such, operate under the code of conduct in relation to executive remuneration consulting in the UK. The Committee is satisfied that the advice received is objective and independent. Fees of £129,500 were paid to Deloitte and £18,300 to PwC in respect of advice provided to the Committee in 2020. This was in the form of an agreed fee for support in preparation of papers and attendance at meetings, with work on additional items charged at hourly rates. The terms of engagement for Deloitte are available from the Company Secretary’s office upon request. Separately, other parts of Deloitte LLP also advised the Company in relation to corporation tax, mobility and consulting services.

Voting at the Company’s AGMs

There was a vote in respect of the new DR Policy at the 2020 AGM. The outcome of the votes in respect of the DR Policy and Report for 2018 to 2020 are shown below:

	Directors’ Remuneration Policy (binding vote)					Directors’ Remuneration Report (advisory vote)
AGM	Votes for		Votes against		Abstentions	Votes for		Votes against		Abstentions
2020	112,098,213		33,210,269		3,308,499	143,279,761		5,212,375		124,844
	(77.14%	)	(22.86%	)		(96.49%	)	(3.51%	)
2019	–		–		–	120,939,401		23,116,948		3,867,287
						(83.95%	)	(16.05%	)
2018	–		–		–	118,770,985		25,486,193		2,664,237
						(82.33%	)	(17.67%	)

Jo Harlow

Chair of the Remuneration Committee

22 February 2021

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2020	111

Group Financial

Statements

114	Statement of Directors’ Responsibilities
122	Independent Auditor’s US Report
126	Group Financial Statements
126	Group income statement
127	Group statement of comprehensive income
128	Group statement of changes in equity
131	Group statement of financial position
132	Group statement of cash flows
133	Accounting policies
146	Notes to the Group Financial Statements

voco Hangzhou Binjiang Minghao, China

112	IHG | Annual Report and Form 20-F 2020

Group Financial Statements	IHG | Annual Report and Form 20-F 2020	113

Group Financial Statements

Statement of Directors’ Responsibilities

Financial Statements and accounting records

The Directors are required to prepare financial statements for the Company and the Group at the end of each financial year in accordance with all applicable laws and regulations. Under company law directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the profit or loss of the Group for that period. In preparing these Financial Statements, IHG Directors are required to:

•	Select suitable accounting policies and apply them consistently;

•	Make judgements and accounting estimates that are reasonable;

•	State whether the Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and with international accounting standards as applied in accordance with the provisions of the Companies Act 2006;

•	State for the Company Financial Statements whether applicable UK accounting standards have been followed; and

•	Prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors have responsibility for ensuring that the Group keeps proper accounting records which disclose with reasonable accuracy the financial position of the Group and the Company to enable them to ensure that the Financial Statements comply with the Companies Act 2006 and, as regards the Consolidated Financial Statements, IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The Directors are also responsible for the system of internal control, for safeguarding the assets of the Group and the Company, and taking reasonable steps to prevent and detect fraud and other irregularities.

Disclosure Guidance and Transparency Rules

The Board confirms that to the best of its knowledge:

•	The Financial Statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (‘IASB’) and IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group taken as a whole; and

•	The Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

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

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group, as defined in Rule 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934 as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRSs.

The Group’s internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Group’s transactions and dispositions of assets;

•	Are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Financial Statements in accordance with IFRSs as issued by the IASB and IFRSs pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and that receipts and expenditure are being made only in accordance with authorisation of management and the Directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the Financial Statements.

Any internal control framework has inherent limitations and internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2020 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Based on this assessment, management has concluded that as at 31 December 2020 the Group’s internal control over financial reporting was effective.

During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 December 2020, together with the Group’s Consolidated Financial Statements, were audited by Ernst & Young LLP, an independent registered public accounting firm. Their report on internal control over financial reporting can be found on page 125.

For and on behalf of the Board

Keith Barr	Paul Edgecliffe-Johnson
Chief Executive Officer	Chief Financial Officer
22 February 2021	22 February 2021

114	IHG | Annual Report and Form 20-F 2020

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2020	115

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

116	IHG | Annual Report and Form 20-F 2020

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2020	117

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

118	IHG | Annual Report and Form 20-F 2020

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2020	119

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

120	IHG | Annual Report and Form 20-F 2020

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2020	121

Group Financial Statements

Independent Auditor’s US Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of InterContinental Hotels Group PLC

Opinion on the Financial Statements

We have audited the accompanying Group statement of financial position of InterContinental Hotels Group PLC (the ‘Group’) as of 31 December 2020 and 2019, the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2020, and the related notes (collectively referred to as the ‘Group Financial Statements’). In our opinion, the Group Financial Statements present fairly, in all material respects, the financial position of the Group at 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), the Group’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 22 February 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the Group Financial Statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the Group Financial Statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Group Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

122	IHG | Annual Report and Form 20-F 2020

Critical Audit Matter	Description of the Matter	How We Addressed the Matter in Our Audit
Accounting for revenue related to the IHG Rewards (“IHGR”) loyalty programme

As of 31 December 2020, the Group had deferred revenue of $1,245 million and for the year ended 31 December 2020, recognised $275 million of revenue associated with the IHGR loyalty programme.

As more fully described in the accounting policies and notes 3 and 33 to the Group Financial Statements, the Group recognises deferred revenue in an amount that reflects its unsatisfied performance obligations. The related performance obligation is satisfied, and therefore revenue is recognised, in the period in which the IHGR member consumes the loyalty points either at a participating hotel or by selecting a reward from a third party. The Group engages an external actuary to assist in estimating the future consumption rate of points earned by the members of the IHGR loyalty programme (the “ultimate consumption rate”), also referred to as “breakage” being the estimation of the number of points that will never be consumed. The ultimate consumption rate is the key assumption in determining the deferred revenue balance and the recognition of revenue associated with the IHGR loyalty programme.

Auditing the deferred revenue balance and recognition of revenue associated with the IHGR loyalty programme was challenging due to the judgement involved in estimating the ultimate consumption rate. Significant estimation uncertainty exists in projecting future IHGR members’ consumption activity as the estimate is forward looking. The uncertainty has increased in the current year due to the difficulty in estimating the longer-term impact of Covid-19 on member activity.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the Group’s process for determining the ultimate consumption rate. For example, we tested controls over the accuracy of the data provided to the external actuary and management’s review and use of the information contained in the external actuary’s report. This included management’s review and approval of the estimated return to pre-Covid-19 consumption levels over the longer-term.

To test the deferred revenue balance and the recognition of revenue associated with the IHGR loyalty programme, our audit procedures included, amongst others, testing the data used by management’s external actuary in their modelling to derive the ultimate consumption rate, notably by reconciling the input data with the Group’s underlying systems and records. We performed analytical review procedures to identify unusual trends or contradictory information in the input data.

We considered the professional qualifications and objectivity of management’s external actuary and inspected their reports to identify corroborating or contradictory evidence to the ultimate consumption rate. We involved actuarial specialists as part of our team to calculate an independent estimate of an acceptable range of outcomes of the ultimate consumption rate and assist in assessing the appropriateness of the methodology, data and assumptions used by management to determine the ultimate consumption rate applied. We assessed the reasonableness of management’s estimated return to pre-Covid-19 consumption levels over the longer-term by: evaluating managements’ actions to delay point and member status expirations; comparing the assumption to the trends observed in geographical markets further into the recovery period, such as Greater China; and benchmarking the assumption to industry practice.

We performed sensitivity analysis on the ultimate consumption rate to evaluate changes in the deferred revenue balance and the recognition of revenue associated with the IHGR loyalty programme. We evaluated the disclosures in the Group Financial Statements.

Allocation of revenues and expenses to the System Fund

For the year ended 31 December 2020, the Group recognised $765 million of System Fund revenues and $867 million of System Fund expenses. As more fully described in the accounting policies and note 33 to the Group Financial Statements, the Group operates a System Fund which collects contributions from hotel owners for the specific purpose of funding marketing, the guest reservation systems and the loyalty programme in accordance with the principles agreed with the IHG Owners Association.

Auditing the allocation of revenues and expenses to the System Fund was complex due to (i) the considerations involved in evaluating that the allocation of revenues and expenses to the System Fund by management was in accordance with the principles agreed with the IHG Owners Association and (ii) the System Fund revenues and expenses being eliminated from IHG’s operating profit from reportable segments, a key performance measure used by management.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the Group’s process for allocating revenues and expenses to the System Fund. For example, we tested controls over management’s review and approval of changes to the allocation methodology.

To test the allocation of revenues and expenses to the System Fund, our audit procedures included, amongst others, testing a sample of transactions that were classified as System Fund revenues and expenses to evaluate the appropriate classification in accordance with the principles agreed with the IHG Owners Association and the reasonableness of allocation. For example, we tested the allocation of expenses that would otherwise be classified by the Group as exceptional items.

We tested whether changes made to the allocation methodology were in accordance with the principles agreed with the IHG Owners Association. For example, we inspected the evidence supporting the changes relating to the InterContinental Ambassador programme and the licensing of intellectual property under co-brand credit card agreements.

We assessed whether the effects of Covid-19, the actions taken by management in response, and any potential changes to the allocation methodology as a result, had been reflected in changes to the allocation of revenues and expenses to the System Fund. For example, we evaluated whether the allocation of expenses was significantly impacted by the Group’s reorganisations completed in the year.

We performed analytical review procedures over the System Fund revenues and expenses to identify unusual variances to the budget. We tested manual journal entries made to System Fund revenues and expenses to evaluate whether the entries were in accordance with the principles agreed with the IHG Owners Association.

Independent Auditor’s US Report	IHG | Annual Report and Form 20-F 2020	123

Group Financial Statements

Independent Auditor’s US Report continued

Critical Audit Matter	Description of the Matter	How We Addressed the Matter in Our Audit
Impairment of non-current assets

At 31 December 2020, the carrying value of non-current assets totalled $2,796 million. For the year ended 31 December 2020, the Group recognised impairment charges in respect of non-current assets totalling $274 million. An additional $41 million of impairment was charged to the System Fund.

As more fully described in the critical accounting policies and the use of judgements, estimates and assumptions, and notes to the Group Financial Statements, the impact of Covid-19 on the Group’s results and forecasts has been considered a trigger for impairment testing of non-current assets. The Group tests non-current assets for impairment using valuation techniques involving judgements, estimates and assumptions. The key assumptions used in management’s impairment assessments are cash flow forecasts, mainly driven by RevPAR growth projections, discount rates and judgments made in respect of uncertain contractual positions.

Auditing the impairment assessments performed by management was challenging due to the judgement involved in determining the significant assumptions, in particular the RevPAR growth projections. The risk has increased during the year due to the greater estimation uncertainty related to Covid-19 disruptions, for example, potential further domestic and international travel restrictions, or future economic and market conditions.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to management’s assessments of impairment. For example, we tested controls over management’s preparation and review of cash flow forecasts, including over the determination of the RevPAR growth projections and approval of impairment assessments.

To test management’s impairment assessments, our audit procedures included, amongst others, evaluating the appropriateness of the methodology and assumptions used in the cash flow forecasts. Specifically, we analysed management’s historic RevPAR forecasting accuracy and evaluated the reasonableness of the RevPAR growth projections by comparison to external industry data and, where necessary, involving valuation specialists as part of our team to determine an independent estimate of an acceptable range.

We evaluated the reasonableness of cash flow forecasts made in respect of uncertain contractual positions by making enquiries of management, including those outside of a financial reporting and oversight role, and reviewing underlying contractual agreements to identify corroborating or contradictory evidence to the judgment made.

We tested the clerical accuracy of the impairment models used by management and assessed the level at which goodwill and other indefinite lived assets were tested. We considered the professional qualifications and objectivity of management’s external valuation specialists and inspected their reports to identify corroborating or contradictory evidence to the estimate of the recoverable amount.

We evaluated the disclosures provided in the accounting policies and the notes to the Group Financial Statements.

/s/ Ernst & Young LLP

We have served as auditors since the Group’s listing in April 2003 and of the Group’s predecessor businesses since 1988.

London, England

22 February 2021

124	IHG | Annual Report and Form 20-F 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of InterContinental Hotels Group PLC.

Opinion on Internal Control over Financial Reporting

We have audited InterContinental Hotels Group PLC’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, InterContinental Hotels Group PLC (the Group) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group statement of financial position as of 31 December 2020 and 2019, and the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2020, and the related notes, and our report dated 22 February 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

London, England

22 February 2021

Independent Auditor’s US Report	IHG | Annual Report and Form 20-F 2020	125

Group Financial Statements

Group Financial Statements

Group income statement

For the year ended 31 December 2020	Note	2020 $m	2019[a] $m	2018[a] $m
Revenue from fee business	3	823	1,510	1,486
Revenue from owned, leased and managed lease hotels	3	169	573	447
System Fund revenues		765	1,373	1,233
Reimbursement of costs		637	1,171	1,171
Total revenue	2	2,394	4,627	4,337
Cost of sales		(354)	(782)	(671)
System Fund expenses		(867)	(1,422)	(1,379)
Reimbursed costs		(637)	(1,171)	(1,171)
Administrative expenses		(267)	(385)	(415)
Share of losses of associates and joint ventures	2	(14)	(3)	(1)
Other operating income		16	21	14
Depreciation and amortisation	2	(110)	(116)	(115)
Impairment loss on financial assets		(88)	(8)	(17)
Other impairment charges	6	(226)	(131)	–
Operating (loss)/profit	2	(153)	630	582
Operating (loss)/profit analysed as:
Operating profit before System Fund and exceptional items		219	865	832
System Fund		(102)	(49)	(146)
Operating exceptional items	6	(270)	(186)	(104)
		(153)	630	582

Financial income	7	4	6	5
Financial expenses	7	(144)	(121)	(101)
Fair value gains/(losses) on contingent purchase consideration	25	13	27	(4)
(Loss)/profit before tax		(280)	542	482
Tax	8	20	(156)	(132)
(Loss)/profit for the year from continuing operations		(260)	386	350

Attributable to:
Equity holders of the parent		(260)	385	349
Non-controlling interest		–	1	1
		(260)	386	350

(Loss)/earnings per ordinary share:	10
Continuing and total operations:
Basic		(142.9)¢	210.4 ¢	183.7 ¢
Diluted		(142.9)¢	209.2 ¢	181.8 ¢

[a]	Amended for presentational changes (see page 134).

Notes on pages 133 to 199 form an integral part of these Group Financial Statements.

126	IHG | Annual Report and Form 20-F 2020

Group statement of comprehensive income

For the year ended 31 December 2020	2020 $m	2019 $m	2018 $m
(Loss)/profit for the year	(260)	386	350
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
(Losses)/gains on cash flow hedges, net of related tax credit of $4m (2019: $nil, 2018: including related tax credit of $1m)	3	(34)	5
Costs of hedging	(6)	(6)	(1)
Hedging (gains)/losses reclassified to financial expenses	(13)	38	(8)
Exchange (losses)/gains on retranslation of foreign operations, net of related tax credit of $4m (2019: net of related tax credit of $3m, 2018: including related tax credit of $2m)	(85)	(39)	44
	(101)	(41)	40
Items that will not be reclassified to profit or loss:
(Losses)/gains on equity instruments classified as fair value through other comprehensive income, net of related tax credit of $4m (2019: net of related tax charge of $2m, 2018: including related tax charge of $2m)	(43)	10	(14)
Re-measurement (losses)/gains on defined benefit plans, net of related tax credit of $1m (2019: net of related tax credit of $1m, 2018: net of related tax charge of $4m)	(7)	(6)	8
Tax related to pension contributions	1	–	–
	(49)	4	(6)
Total other comprehensive (loss)/income for the year	(150)	(37)	34
Total comprehensive (loss)/income for the year	(410)	349	384

Attributable to:
Equity holders of the parent	(410)	348	382
Non-controlling interest	–	1	2
	(410)	349	384

Notes on pages 133 to 199 form an integral part of these Group Financial Statements.

Group Financial Statements	IHG | Annual Report and Form 20-F 2020	127

Group Financial Statements

Group Financial Statements continued

Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedging reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2020	151	10	(5)	(2,870)	57	(6)	381	809	(1,473)	8	(1,465)
Loss for the year	–	–	–	–	–	–	–	(260)	(260)	–	(260)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges	–	–	–	–	–	3	–	–	3	–	3
Costs of hedging	–	–	–	–	–	(6)	–	–	(6)	–	(6)
Hedging gains reclassified to financial expenses	–	–	–	–	–	(13)	–	–	(13)	–	(13)
Exchange losses on retranslation of foreign operations	–	–	–	–	–	(2)	(83)	–	(85)	–	(85)
	–	–	–	–	–	(18)	(83)	–	(101)	–	(101)
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(43)	–	–	–	(43)	–	(43)
Gains on equity instruments transferred to retained earnings on disposal	–	–	–	–	(3)	–	–	3	–	–	–
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	–	(7)	(7)	–	(7)
Tax related to pension contributions	–	–	–	–	–	–	–	1	1	–	1
	–	–	–	–	(46)	–	–	(3)	(49)	–	(49)
Total other comprehensive loss for the year	–	–	–	–	(46)	(18)	(83)	(3)	(150)	–	(150)
Total comprehensive loss for the year	–	–	–	–	(46)	(18)	(83)	(263)	(410)	–	(410)
Transfer of treasury shares to employee share trusts	–	–	(14)	–	–	–	–	14	–	–	–
Release of own shares by employee share trusts	–	–	18	–	–	–	–	(18)	–	–	–
Equity-settled share-based cost, net of $3m reclassification to cash-settled awards	–	–	–	–	–	–	–	27	27	–	27
Tax related to share schemes	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange adjustments	5	–	–	(5)	–	–	–	–	–	–	–
At 31 December 2020	156	10	(1)	(2,875)	11	(24)	298	568	(1,857)	8	(1,849)

All items within total comprehensive loss are shown net of tax.

Notes on pages 133 to 199 form an integral part of these Group Financial Statements.

128	IHG | Annual Report and Form 20-F 2020

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedging reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2019	146	10	(4)	(2,865)	47	(4)	420	1,111	(1,139)	8	(1,131)
Profit for the year	–	–	–	–	–	–	–	385	385	1	386
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges	–	–	–	–	–	(34)	–	–	(34)	–	(34)
Costs of hedging	–	–	–	–	–	(6)	–	–	(6)	–	(6)
Hedging losses reclassified to financial expenses	–	–	–	–	–	38	–	–	38	–	38
Exchange losses on retranslation of foreign operations	–	–	–	–	–	–	(39)	–	(39)	–	(39)
	–	–	–	–	–	(2)	(39)	–	(41)	–	(41)
Items that will not be reclassified to profit or loss:
Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	10	–	–	–	10	–	10
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	–	(6)	(6)	–	(6)
	–	–	–	–	10	–	–	(6)	4	–	4
Total other comprehensive income/(loss) for the year	–	–	–	–	10	(2)	(39)	(6)	(37)	–	(37)
Total comprehensive income for the year	–	–	–	–	10	(2)	(39)	379	348	1	349
Transfer of treasury shares to employee share trusts	–	–	(19)	–	–	–	–	19	–	–	–
Purchase of own shares by employee share trusts	–	–	(5)	–	–	–	–	–	(5)	–	(5)
Release of own shares by employee share trusts	–	–	23	–	–	–	–	(23)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	41	41	–	41
Tax related to share schemes	–	–	–	–	–	–	–	4	4	–	4
Equity dividends paid	–	–	–	–	–	–	–	(721)	(721)	(1)	(722)
Transaction costs relating to shareholder returns	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange adjustments	5	–	–	(5)	–	–	–	–	–	–	–
At 31 December 2019	151	10	(5)	(2,870)	57	(6)	381	809	(1,473)	8	(1,465)

All items within total comprehensive income are shown net of tax.

Notes on pages 133 to 199 form an integral part of these Group Financial Statements.

Group Financial Statements	IHG | Annual Report and Form 20-F 2020	129

Group Financial Statements

Group Financial Statements continued

Group statement of changes in equity continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedging reserve $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2018	154	10	(5)	(2,874)	79	–	377	898	(1,361)	7	(1,354)
Impact of adopting IFRS 9[a]	–	–	–	–	(18)	–	–	18	–	–	–
At 1 January 2018	154	10	(5)	(2,874)	61	–	377	916	(1,361)	7	(1,354)
Profit for the year	–	–	–	–	–	–	–	349	349	1	350
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on cash flow hedges	–	–	–	–	–	5	–	–	5	–	5
Costs of hedging	–	–	–	–	–	(1)	–	–	(1)	–	(1)
Hedging gains reclassified to financial expenses	–	–	–	–	–	(8)	–	–	(8)	–	(8)
Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	43	–	43	1	44
	–	–	–	–	–	(4)	43	–	39	1	40
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(14)	–	–	–	(14)	–	(14)
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	–	8	8	–	8
	–	–	–	–	(14)	–	–	8	(6)	–	(6)
Total other comprehensive
(loss)/income for the year	–	–	–	–	(14)	(4)	43	8	33	1	34
Total comprehensive income for the year	–	–	–	–	(14)	(4)	43	357	382	2	384
Transfer of treasury shares to employee share trusts	–	–	(19)	–	–	–	–	19	–	–	–
Purchase of own shares by employee share trusts	–	–	(3)	–	–	–	–	–	(3)	–	(3)
Release of own shares by employee share trusts	–	–	24	–	–	–	–	(24)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	39	39	–	39
Tax related to share schemes	–	–	–	–	–	–	–	3	3	–	3
Equity dividends paid	–	–	–	–	–	–	–	(199)	(199)	(1)	(200)
Exchange adjustments	(8)	–	(1)	9	–	–	–	–	–	–	–
At 31 December 2018	146	10	(4)	(2,865)	47	(4)	420	1,111	(1,139)	8	(1,131)

[a]	IFRS 9 was applied from 1 January 2018. Under the transition method chosen, comparative information was not restated.

All items within total comprehensive income are shown net of tax.

Notes on pages 133 to 199 form an integral part of these Group Financial Statements.

130	IHG | Annual Report and Form 20-F 2020

Group statement of financial position

31 December 2020	Note	2020 $m	2019 Restated[a] $m	2018 Restated[a] $m
ASSETS
Goodwill and other intangible assets	13	1,293	1,376	1,143
Property, plant and equipment	14	201	309	273
Right-of-use assets	15	303	490	513
Investment in associates and joint ventures	16	81	110	104
Other financial assets	17	168	284	260
Derivative financial instruments	24	5	–	7
Deferred compensation plan investments	25	236	218	193
Non-current tax receivable		15	28	31
Deferred tax assets	8	113	66	63
Contract costs	3	70	67	55
Contract assets	3	311	311	270
Total non-current assets		2,796	3,259	2,912
Inventories		5	6	5
Trade and other receivables	18	514	666	610
Current tax receivable		18	16	27
Other financial assets	17	1	4	1
Derivative financial instruments	24	–	1	1
Cash and cash equivalents	19	1,675	195	704
Contract costs	3	5	5	5
Contract assets	3	25	23	20
Total current assets		2,243	916	1,373
Assets classified as held for sale	12	–	19	–
Total assets		5,039	4,194	4,285
LIABILITIES
Loans and other borrowings	22	(869)	(87)	(104)
Lease liabilities	15	(34)	(65)	(55)
Trade and other payables	20	(466)	(568)	(616)
Deferred revenue	3	(452)	(555)	(572)
Provisions	21	(16)	(40)	(10)
Current tax payable		(30)	(50)	(50)
Total current liabilities		(1,867)	(1,365)	(1,407)
Loans and other borrowings	22	(2,898)	(2,078)	(1,910)
Lease liabilities	15	(416)	(595)	(615)
Derivative financial instruments	24	(18)	(20)	–
Retirement benefit obligations	27	(103)	(96)	(91)
Deferred compensation plan liabilities	25	(236)	(218)	(193)
Trade and other payables	20	(94)	(116)	(125)
Deferred revenue	3	(1,117)	(1,009)	(934)
Provisions	21	(44)	(22)	(17)
Deferred tax liabilities	8	(95)	(118)	(124)
Total non-current liabilities		(5,021)	(4,272)	(4,009)
Liabilities classified as held for sale	12	–	(22)	–
Total liabilities		(6,888)	(5,659)	(5,416)
Net liabilities		(1,849)	(1,465)	(1,131)
EQUITY
IHG shareholders’ equity		(1,857)	(1,473)	(1,139)
Non-controlling interest		8	8	8
Total equity		(1,849)	(1,465)	(1,131)

[a]	Restated for deferred compensation plan investments and liabilities (see page 134).

Signed on behalf of the Board,

Paul Edgecliffe-Johnson

22 February 2021

Notes on pages 133 to 199 form an integral part of these Group Financial Statements.

Group Financial Statements	IHG | Annual Report and Form 20-F 2020	131

Group Financial Statements

Group Financial Statements continued

Group statement of cash flows

For the year ended 31 December 2020	Note	2020 $m	2019 $m	2018 $m
(Loss)/profit for the year		(260)	386	350
Adjustments reconciling (loss)/profit for the year to cash flow from operations before contract acquisition costs	26	632	582	564
Cash flow from operations before contract acquisition costs	26	372	968	914
Contract acquisition costs, net of repayments		(64)	(61)	(54)
Cash flow from operations		308	907	860
Interest paid		(132)	(110)	(87)
Interest received		2	3	2
Contingent purchase consideration paid	25	–	(6)	–
Tax paid on operating activities	8	(41)	(141)	(66)
Net cash from operating activities		137	653	709

Cash flow from investing activities
Purchase of property, plant and equipment		(26)	(75)	(46)
Purchase of intangible assets		(50)	(104)	(112)
Investment in associates and joint ventures		(2)	(10)	(1)
Investment in other financial assets		(5)	(9)	(33)
Acquisition of businesses, net of cash acquired	11	–	(292)	(34)
Contingent purchase consideration paid	25	–	(2)	(4)
Capitalised interest paid	7	(1)	(5)	(5)
Distributions from associates and joint ventures		5	–	32
Disposal of hotel assets, net of costs and cash disposed		1	–	–
Repayments of other financial assets		13	4	8
Disposal of equity securities		4	–	–
Tax paid on disposals	8	–	–	(2)
Net cash from investing activities		(61)	(493)	(197)

Cash flow from financing activities
Purchase of own shares by employee share trusts		–	(5)	(3)
Dividends paid to shareholders	9	–	(721)	(199)
Dividend paid to non-controlling interest		–	(1)	(1)
Transaction costs relating to shareholder returns		–	(1)	–
Issue of long-term bonds, including effect of currency swaps	23	1,093	–	554
Issue of commercial paper	23	738	–	–
Repayment of long-term bonds	23	(290)	–	–
Principal element of lease payments	23	(65)	(59)	(35)
(Decrease)/increase in other borrowings	23	(125)	127	(268)
Proceeds from currency swaps	23	3	–	3
Net cash from financing activities		1,354	(660)	51

Net movement in cash and cash equivalents in the year		1,430	(500)	563
Cash and cash equivalents at beginning of the year	19	108	600	58
Exchange rate effects		86	8	(21)
Cash and cash equivalents at end of the year	19	1,624	108	600

Notes on pages 133 to 199 form an integral part of these Group Financial Statements.

132	IHG | Annual Report and Form 20-F 2020

Accounting policies

General information

This document constitutes the Annual Report and Financial Statements in accordance with UK Listing Rules requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934.

The Consolidated Financial Statements of InterContinental Hotels Group PLC (‘the Group’ or ‘IHG’) for the year ended 31 December 2020 were authorised for issue in accordance with a resolution of the Directors on 22 February 2021. InterContinental Hotels Group PLC (the ‘Company’) is incorporated and registered in England and Wales.

Basis of preparation

The Consolidated Financial Statements of IHG have been prepared on a going concern basis (see below) and under the historical cost convention, except for assets and liabilities measured at fair value under relevant accounting standards. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB and with IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and with international accounting standards as applied in accordance with the provisions of the Companies Act 2006. IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union differ in certain respects from IFRSs as issued by the IASB. However, the differences have no impact on the Consolidated Financial Statements for the years presented.

Going concern

The impact of the Covid-19 pandemic on the hospitality industry has been severe. Through 2020, many of the Group’s hotels were temporarily closed, while others experienced historically low levels of occupancy and room rates.

The Group’s fee-based model and wide geographic spread mean that it is well placed to manage through these uncertain times. The Group has taken various actions to manage cash outflows, including a reduction in staff costs, professional fees, capital expenditure and the suspension of the ordinary dividend. Overall fee business costs have been reduced by $150m, and capital expenditure by over $100m on prior year levels. The Group has also taken actions to reduce costs for owners and support them in managing their cash flows. Combined, these actions resulted in the Group mitigating the significant reduction in fee revenue and System Fund assessment fees to generate a free cash flow in the year of $29ma.

The Group has taken steps to strengthen its liquidity, including agreeing amendments of existing covenants on its syndicated and bilateral revolving credit facilities (‘the bank facilities’) until December 2022 and issuing £600m commercial paper under the UK’s Covid Corporate Financing Facility (‘CCFF’) which is repayable in March 2021. The covenant amendment agreements introduce a minimum liquidity covenant of $400m tested at half year and full year up to and including 31 December 2022. Minimum liquidity includes undrawn amounts from the bank facilities. The leverage ratio and interest cover covenants have been waived at June 2021 and December 2021. The covenants at June 2022 have been amended to require less than 7.5x for the leverage ratio and greater than 1.5x for interest cover (see note 24). The maturities of the bank facilities have also been extended to September 2023.

In October 2020 the Group issued two new bonds, a four-year €500m 1.625% bond and an eight-year £400m 3.375% bond. At the same time, a tender offer was completed on the £400m 3.875% November 2022 bond and £227m was repaid early from the new bond proceeds. These actions have increased the Group’s liquidity, extended its debt maturity profile and reduced the Group’s overall average cost of bond financing.

[a]

Definitions for Non-GAAP measures can be found on pages 47 to 51. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 212 to 216.

As at 31 December 2020 the Group had total liquidity of $2,925m, comprising $1,350m of undrawn bank facilities and $1,575m of cash and cash equivalents (net of overdrafts and restricted cash).

A period of 18 months has been used, from 1 January 2021 to

30 June 2022, to complete the going concern assessment. There remains unusually limited visibility on the pace and scale of market recovery and therefore there are a wide range of possible planning scenarios over the going concern period. In adopting the going concern basis for preparing these financial statements the Directors have considered a scenario (the ‘Base Case’) which is based on a gradual improvement in demand during 2021 as vaccines become more widely available, and a steady but gradual improvement to the end of 2023 by when RevPAR is expected to reach 90% of 2019 levels. Also, it has been assumed that the CCFF is repaid at maturity in March 2021. There are no other debt maturities in the period under consideration. The assumptions applied in the going concern assessment are consistent with those used for Group planning purposes and for impairment testing (see further detail on page 135). Under this scenario, the Group is forecast to generate positive cash flows over the 18-month period of assessment and the bank facilities remain undrawn. The principal risks and uncertainties which could be applicable have been considered and are able to be absorbed within the $400m liquidity covenant and amended covenant requirements.

The Directors have also reviewed a ‘Downside Case’ scenario which assumes a slower impact from vaccine rollout and is based on the performance of the second half of 2020 continuing throughout 2021, with the recovery to 2019 levels starting in 2022. Under this scenario, the Group is also forecast to generate a positive cash flow over the 18-month period and the bank facilities remain undrawn. The Downside Case was used to set the amended covenants and there is limited headroom to the covenants at 30 June 2022 to absorb additional risks. However, based on experience in 2020, the Directors reviewed a number of actions, such as reductions in bonuses and other discretionary spend, creating substantial additional headroom. After these actions are taken, the principal risks and uncertainties which could be applicable can be absorbed within the amended covenant requirements.

In the Downside Case, the Group has substantial levels of existing cash reserves available (approximately $800m at 30 June 2022) and is not expected to draw on the bank facilities. These cash reserves would increase after the additional actions are taken as described above. The Directors reviewed a reverse stress test scenario to determine how much additional RevPAR downside could be absorbed before utilisation of the bank facilities would be required. The Directors concluded that the outcome of this reverse stress test showed that it was very unlikely the bank facilities would need to be drawn.

The leverage and interest cover covenant tests at 30 June 2022, the last day of the assessment period, have been considered as part of the Base Case and Downside Case scenarios. However, as the bank facilities are unlikely to be drawn even in a scenario significantly worse than the downside scenario, the Group does not need to rely on the additional liquidity provided by the bank facilities to remain a going concern. This means that in the event the covenant test was failed, the bank facilities could be cancelled by the lenders but it would not trigger a repayment demand or create a cross-default risk. In the event that a further covenant amendment was required, the Directors believe it is reasonable to expect that such an amendment could be obtained based on prior experience in negotiating the 2020 amendments. The Group also has alternative options to manage this risk including raising additional funding in the capital markets.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2022 and there are no material uncertainties that may cast doubt on the Group’s going concern status. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Accounting policies	IHG | Annual Report and Form 20-F 2020	133

Group Financial Statements

Accounting policies continued

Change in accounting policy

The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement, through the deferral of salary with matching company contributions within a dedicated trust. The Group has reassessed the accounting judgement for this plan which was previously not consolidated based on a control analysis as disclosed in the Group’s prior year financial statements. The Group has revisited the judgement regarding the extent of its control over the plan by placing more weighting on some of the Group’s legal rights and, giving consideration to both IFRS 10 ‘Consolidated Financial Statements’ and IAS 19 ‘Employee Benefits’, the Group has changed its accounting policy and has recognised the related assets and liabilities on the balance sheet (see note 25). The Group’s obligation to employees under the plan is limited to the fair value of assets held by the plan and so the assets and liabilities are valued at the same amount, with no net impact on profit or loss. The effect on the Consolidated Financial Statements is the recognition and presentation of deferred compensation plan investments of $236m (2019: $218m, 2018: $193m) and matching deferred compensation plan liabilities. There is no net impact on the comparative income statements, nor would there have been any net impact on the Group income statement in earlier periods.

Presentational changes

The presentation of the Group income statement has been amended to include impairment loss on financial assets as a separate line item reflecting the increased size of such losses and therefore providing more reliable and relevant information for the users of the financial statements. Comparatives have been represented on a consistent basis.

Presentational currency

The Consolidated Financial Statements are presented in millions of US dollars reflecting the profile of the Group’s revenue and operating (loss)/profit which are primarily generated in US dollars or US dollar-linked currencies.

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

Critical accounting policies and the use of judgements, estimates and assumptions

In determining and applying the Group’s accounting policies, management are required to make judgements, estimates and assumptions. An accounting policy is considered to be critical if its selection or application could materially affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements, or the reported amounts of revenues and expenses during the reporting period, or could do so within the next financial year.

Judgements

System Fund

The Group operates a System Fund (the ‘Fund’) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme. Assessments are generally levied as a percentage of hotel revenues.

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

Estimates

Management consider that critical estimates and assumptions are used in the areas described below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances.

Loyalty programme

The hotel loyalty programme, IHG Rewards, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and consume points at a later date for free accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects IHG’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by ‘breakage’. On an annual basis the Group engages an external actuary who uses statistical formulae to assist in the estimate of the number of points that will never be consumed (‘breakage’).

Significant estimation uncertainty exists in projecting members’ future consumption activity and how this may be impacted by Covid-19. The Group has extended its policies for points expiration and elite status in response to Covid-19 which, together with the impact of a gradual market recovery, will extend the period over which members consume points. These actions are expected to limit further increases in breakage in the short term and member behaviour patterns are estimated to return to pre-crisis levels over

134	IHG | Annual Report and Form 20-F 2020

the longer term. However, if the outcome of these actions is different to expectations or member behaviour changes significantly during the recovery period, future breakage estimates could increase or decrease. At 31 December 2020, deferred revenue relating to the loyalty programme was $1,245m (2019: $1,233m, 2018: $1,181m). Based on the conditions existing at the balance sheet date, a one percentage point decrease/increase in the breakage estimate relating to earned points would increase/reduce this liability by $50m.

Actuarial gains and losses would correspondingly adjust the amount of System Fund revenues recognised and deferred revenue in the Group statement of financial position.

Impairment of non-current assets

During 2020, Covid-19 has resulted in social distancing measures and travel restrictions coming into effect around the world. Occupancy levels have dropped to historic lows and fallen short of the Group’s expectations of reasonably possible outcomes for the 2020 financial year which had been used to assess impairment as at 31 December 2019. Disruption to travel continues, with limited forward visibility on the pace and scale of market recovery.

The impact of this trading downturn on the Group was considered a trigger for impairment testing of all non-current assets whose value is able to be assessed independently. Assets that do not generate independent cash flows were tested for impairment within the cash-generating unit (‘CGU’), or group of CGUs, to which they belong. Discounted cash flow techniques were used in most cases to calculate the recoverable amount, and in certain cases external valuers were engaged to assess fair value less costs of disposal. The key assumption in all the internal cash flow projections is RevPAR growth over the expected recovery period. To estimate this, management used economic and travel demand forecasts from Oxford Economics and Tourism Economics, respectively. These were overlaid with the Group’s expectation of how the pace of a vaccine rollout will result in an industry recovery, together with management’s experience of recovery periods following previous crises. Management assumed that vaccines will become widely available during 2021, which will begin to have a positive impact on travel in the second half of the year. Further adjustments were made to reflect the Group’s performance relative to the industry, taking into account the Group’s weighting to more resilient midscale hotels, and higher exposure to domestic travel and non-groups business. The RevPAR projections used are specific to individual countries or markets, and in the US are specific to each chainscale. In this scenario, Group RevPAR is forecast to recover to 90% of 2019 levels by the end of 2023, and to 100% by 2025. The five-year recovery period from 2021 assumes that corporate travel recovers slowly as businesses control costs in the wake of the pandemic and that international travel and groups business takes longer to recover due to ongoing social distancing measures. There remains a wide range of possible planning scenarios; the Base Case projections used are consistent with those used for Group planning purposes and for going concern and viability assessments.

Non-current assets subject to a material impairment charge in the year, or where the asset was not impaired but is materially sensitive to impairment on a change in key assumptions, are discussed further below:

North America hotels

An impairment charge of $35m was recognised in the year on property, plant and equipment relating to three premium-branded hotels in North America. The recoverable amount was measured at value in use, using a discounted cash flow approach that measures the present value of projected income flows (over a 10-year period) and the reversion of the property sale. The key assumptions are RevPAR growth (forecast as outlined above), discount rates and terminal capitalisation rates. Cash flows beyond the five-year period are extrapolated using a US long-term growth rate of 1.7% which does not exceed the long-term average US growth rate. Estimated future cash flows were discounted at pre-tax rates of 11.0%-12.0% and capitalisation rates of 7.5%-9.0% were used to calculate the eventual sales values of the hotels.

The sensitivity to the key assumptions is as follows:

•	A slower recovery aligned with the Downside Case described on page 133 would have increased the impairment charge by $4m;

•	A RevPAR recovery over a four-year period (one year faster than the Base Case assumption) would have reduced the impairment charge by $9m; and

•	A one percentage point increase/decrease in both the discount rate and terminal capitalisation rate used would have resulted in a higher/lower impairment charge of $6m/$8m respectively.

UK portfolio

The trading conditions relating to the UK portfolio are described in note 6. An impairment charge of $50m was recognised during the year on property, plant and equipment in the UK leased hotels. The recoverable amount was measured at value in use, using a discounted cash flow approach. The key assumptions are 2021 revenues and profits, which are based on hotel budgets. For the purposes of impairment testing it is assumed that the landlord will exercise a termination right such that the current leases end in 2022 and that the hotels remain loss-making over this period. On this basis, the recoverable amount of the property, plant and equipment tested for impairment was assessed as $nil. Estimated future cash flows were discounted at a pre-tax rate of 10.1%.

There is no downward sensitivity to the key assumptions as the value of non-current assets in the UK portfolio is $nil, and no sensitivity to changes in the discount rate. Without a change to the existing lease agreement, there is no reasonably possible change in assumptions that would cause the recoverable amount to increase above $nil.

Contingent purchase consideration in relation to the UK portfolio comprises the above-market element of the expected lease payments to the landlord and includes variable rentals which are based on hotel performance. A fair value gain of $21m was recorded in the year arising from a reduction in variable rentals payable, which reduced the value of contingent consideration to $nil. As above, there is no significant sensitivity to changes in the key assumptions used. Information on the fair value calculation is included in note 25. Given the materiality of the items and the fact that the same underlying cash flows have been used to test for impairment and to measure the fair value of contingent purchase consideration, they have been classified as exceptional items (see note 6).

Accounting policies	IHG | Annual Report and Form 20-F 2020	135

Group Financial Statements

Accounting policies continued

US corporate headquarters

As a response to workplace efficiency studies conducted in 2019, the reorganisation completed in 2020 (see note 6) and the anticipated impact of Covid-19 on working habits, in 2020 management approved a decision to sublet, and commenced marketing of, approximately half of the space in the Group’s US corporate headquarters. The corporate workforce will be consolidated in the retained space and the area to be sublet is expected to be vacated in the first half of 2021. The sublease rentals are expected to be lower than the head lease rentals which, together with the impact of the expected time taken and costs incurred to sublet the space, result in the recoverable value of the assets being significantly below carrying value. This has resulted in an impairment charge of $50m at 31 December 2020.

The recoverable amount was measured at fair value less costs of disposal, which is considered to be equivalent to value in use. The key assumptions are the time taken to successfully sublet the whole space (over 2021-2023) and sublease rentals per square foot. A pre-tax discount rate of 8.5% was applied. Within the fair value hierarchy, this is categorised as a Level 3 fair value measurement.

The sensitivity to the key assumptions is as follows:

•	An additional vacancy period of 12 months would result in a higher impairment charge of $4m;

•	Subletting all floors by the end of 2021 would result in a lower impairment charge of $1m; and

•	A decrease/increase of 8% in sublease rentals per square foot would have resulted in a higher/lower impairment charge of $2m.

$37m of this impairment charge was borne by the System Fund in line with existing principles for cost allocation relating to this facility. The remaining $13m is recognised in the Americas region ($6m) and Central ($7m).

Barclay associate

An impairment charge of $13m has been recognised in 2020. The recoverable amount of the investment has been measured at fair value less costs of disposal, based on the Group’s share of the market value of the hotel less debt in the associate. The hotel was appraised by a professional external valuer using an income capitalisation approach which is a discounted cash flow technique that measures the present value of projected income flows (over a 10-year period) and the reversion of the property sale. Within the fair value hierarchy, this is categorised as a Level 3 fair value measurement. The external valuer assumed a return to 2019 RevPAR levels over a three to four-year period, based on industry data specific to the New York market and supply factors in the luxury market located close to the InterContinental New York Barclay. The pre-tax discount and capitalisation rates used in the valuation were 7.5% and 6.0%, respectively.

The sensitivity to the key assumptions is as follows:

•	A slower RevPAR recovery over a four to five-year period would have increased the impairment charge by $12m;

•	A quicker RevPAR recovery over a two to three-year period would have reduced the impairment charge by $11m;

•	A one percentage point increase/decrease in the discount rate used would have resulted in a $7m higher/lower impairment charge; and

•	A one percentage point increase/decrease in the terminal capitalisation rate used would have resulted in a higher/lower impairment charge of $8m/$11m respectively.

The impairment charge is presented net of a $4m fair value gain on a put option over part of the Group’s investment in the associate given the interaction between the value of the option and the value of the associate investment. The investment value and option value are presented separately in the Group statement of financial position; the put option value of $4m is presented within derivative financial instruments. The put option has been valued as the excess of the amount receivable under the option (which is based on the Group’s capital invested to date) over fair value, as calculated for impairment testing and described above. The interaction between the associate value and the option results in 75% of any decrease in the fair value of the associate being offset by an equivalent increase in the value of the put option. Applying the sensitivities above, any increase in the value of the associate would reduce the put option value to $nil, resulting in a $4m fair value loss.

Six Senses management agreements

An impairment charge of $41m was recognised during the year on the Six Senses management agreements acquired in 2019. The key assumption is RevPAR growth (forecast as detailed on page 135). Cash flows beyond the five-year period are extrapolated using a long-term growth rate of 2.0% which does not exceed the long-term growth rate for the relevant markets. On this basis, the recoverable amount of the management agreement portfolio was estimated as $3m. Estimated future cash flows were discounted at pre-tax rates of 8.5%-14.7% depending on the country or region of the contract (see further detail in note 13). The impairment charge relates to the following regions: Americas $5m, EMEAA $33m, Greater China $3m.

There is no significant downside sensitivity as the contracts are valued at $3m. The upside sensitivity to the key assumption is as follows:

•	A RevPAR recovery over a four-year period (one year faster than the Base Case assumption) would have reduced the impairment charge by $2m.

136	IHG | Annual Report and Form 20-F 2020

InterContinental Boston

No impairment of property, plant and equipment and right-of-use assets was recognised in relation to the InterContinental Boston in the year. The recoverable amount was measured at value in use, using a discounted cash flow approach. The key assumptions are RevPAR growth (forecast as outlined on page 135) and discount rate. Cash flows beyond the five-year period are extrapolated using a US long-term growth rate of 1.7% which does not exceed the long-term average US growth rate. Estimated future cash flows were discounted at a pre-tax rate of 7.7%.

The sensitivity to the key assumptions is as follows:

•	A slower recovery aligned with the Downside Case described on page 133 would have resulted in an impairment charge of $18m; and

•	A one percentage point increase in the discount rate used would have resulted in an impairment charge of $32m.

Trade deposits and contract assets relating to Service Properties Trust

Impairment of trade deposits and loans (included within other financial assets on the Group statement of financial position), and of contract assets, primarily relates to deposits of $66m made to Service Properties Trust (‘SVC’) in connection with a portfolio of management agreements. The deposits were non-interest-bearing and repayable at the end of the management agreement terms and were therefore previously held at a discounted value, with the balance on initial recognition recorded as a contract asset. As a result of Covid-19 the deposit was used in the first six months of 2020 to fund owner returns and was not expected to be recoverable. The deposit ($33m) and associated contract asset ($33m) were therefore impaired in full at 30 June 2020. The management agreements were subsequently terminated on 30 November, and as such there is no sensitivity to further impairment.

Other non-current assets

The impairment testing of the Kimpton management contract portfolio is no longer considered to be a significant estimate as the remaining carrying value is not significant and is not materially sensitive to changes in key assumptions.

Details of impairment testing on other non-current assets are contained at:

Asset type	Note
Goodwill and brands	13
Software	13
Management agreements	13
Property, plant and equipment	14
Right-of-use assets	15
Investments in associates	16
Trade deposits and loans	17
Contract costs	3
Contract assets	3

Expected credit losses

Occupancy levels have improved since the peak of the pandemic, but remain significantly lower than prior years. As such, cash inflows to hotel owners have been reduced. The Group has undertaken a number of actions to support the liquidity of hotel owners, including the waiver of certain fees, extended credit terms and, where appropriate, the use of payment plans. In comparison to the prior year, the Group has experienced an increase in ‘days sales outstanding’ and a reduction in cash collection. These factors, taken together with limited forward visibility on the pace and scale of market recovery, result in an increased level of uncertainty in calculating expected credit losses (see note 18).

The sensitivity of the amounts provided is as follows:

•	The provision equates to 20% of gross debt, with each one percentage point change resulting in a $4m change to the provision;

•	A 10% change in the expected collection rate for amounts provided relating to hotel owners subject to payment plans or identified as distressed would result in a $2m change in the provision; and

•	A 10% collection rate of amounts over 180 days would reduce the provision by $8m.

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

Accounting policies	IHG | Annual Report and Form 20-F 2020	137

Group Financial Statements

Accounting policies continued

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

Under management agreements, the Group’s performance obligation is to provide hotel management services and a licence to use IHG’s trademarks and other intellectual property. Base and incentive management fees are typically charged. Base management fees are typically a percentage of total hotel revenues and incentive management fees are generally based on the hotel’s profitability or cash flows. Both are treated as variable consideration. Like franchise fees, base management fees are recognised as the underlying hotel revenues occur. Incentive management fees are recognised over time when it is considered highly probable that the related performance criteria for each annual period will be met, provided there is no expectation of a subsequent reversal of the revenue.

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

Technical service fees are received in relation to design and engineering support provided prior to opening of certain hotel properties. These services are a distinct performance obligation and the fees are recognised as revenue over the pre-opening period in line with the stage of completion of the project.

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

Contract assets

Amounts paid to hotel owners to secure management and franchise agreements (‘key money’) are treated as consideration payable to a customer. A contract asset is recorded which is recognised as a deduction to revenue over the initial term of the contract. Where loans are provided to an owner the difference, if any, between the face and market value of the loan on inception is recognised as a contract asset.

Typically, contract assets are not financial assets as they represent amounts paid by the Group at the beginning of a contract, and so are tested for impairment based on value in use rather than with reference to expected credit losses. Contract assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If carrying values exceed the recoverable amount determined by reference to estimated future cash flows discounted to their present value using a pre-tax discount rate, the contract assets are written down to the recoverable amount.

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management agreements. The expected value of payments under performance guarantees reduces the overall transaction price and is recognised as a deduction to revenue over the term of the contract.

Contract costs

Certain costs incurred to secure management and franchise agreements, typically developer commissions, are capitalised and amortised as an expense over the initial term of the related contract. These costs are presented as ‘contract costs’ in the Group statement of financial position.

Contract costs are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If carrying values exceed the recoverable amount determined by reference to estimated future cash flows discounted to their present value using a pre-tax discount rate, the contract costs are written down to the recoverable amount.

Revenue from owned, leased and managed lease hotels

At its owned, leased and managed lease hotels, the Group’s performance obligation is to provide accommodation and other goods and services to guests. Revenue includes rooms revenue and food and beverage sales, which are recognised when the rooms are occupied and food and beverages are sold. Guest deposits received in advance of hotel stays are recorded as deferred revenue on the balance sheet. They are recognised as revenue along with any balancing payment from the guest when the associated stay occurs, or are returned to the customer in the event of a cancellation.

138	IHG | Annual Report and Form 20-F 2020

Cost reimbursements

In a managed property, the Group typically acts as employer of the general manager and, in some cases, other employees at the hotel and is entitled to reimbursement of these costs. The performance obligation is satisfied over time as the employees perform their duties, consistent with when reimbursement is received. Reimbursements for these services are shown as revenue with an equal matching employee cost, with no profit impact. Certain other costs relating to both managed and franchised hotels are also contractually reimbursable to IHG and, where IHG is deemed to be acting as principal in the provision of the related services, the revenue and cost are shown on a gross basis.

System Fund and other co-brand revenues

The Group operates a System Fund (the ‘Fund’) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme. The Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System.

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

In respect of the loyalty programme (IHG Rewards), the related performance obligation is to arrange for the provision of future benefits to members on consumption of previously earned reward points. Members have a choice of benefits: reward nights at an IHG hotel or other goods or services provided by third parties. Under its franchise and management agreements, IHG receives assessment fees based on total qualifying hotel revenue from IHG Rewards members’ hotel stays.

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

Performance obligations under the Group’s co-brand credit card agreements comprise:

a)	Arranging for the provision of future benefits to members who have earned points or free night certificates;

b)	Marketing services; and

c)	Providing the co-brand partner with the right to access the loyalty programme.

Revenue from a) and b) are reported within System Fund revenues. Prior to 1 January 2020, revenue from co-brand credit card agreements relating to the right to access the loyalty programme was recorded within the Fund. As of 1 January 2020, this revenue is recorded within fee business revenue (see note 3).

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

Judgement is required in estimating the stand-alone selling prices which are based upon generally accepted valuation methodologies regarding the value of the licence provided and the number of points and certificates expected to be issued. However, the value of revenue recognised and the deferred revenue balance at the end of the year is not materially sensitive to changes in these assumptions.

Accounting policies	IHG | Annual Report and Form 20-F 2020	139

Group Financial Statements

Accounting policies continued

Exceptional items

The Group discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance of the Group and provides consistency with the Group’s internal management reporting. Exceptional items are identified by virtue of their size, nature, or incidence so as to facilitate comparison with prior periods and to assess underlying trends in the financial performance of the Group and its reportable segments. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors.

Examples of exceptional items that meet the above definition and which have been presented as exceptional items in prior years include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals and reorganisation costs.

Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. Government grants relating to costs are recognised on a systematic basis within the Group income statement as an offset to the costs which the grants are intended to compensate.

Business combinations and goodwill

On the acquisition of a business, identifiable assets acquired and liabilities assumed are measured at their fair value. Contingent liabilities assumed are measured at fair value unless this cannot be measured reliably, in which case they are not recognised but are disclosed in the same manner as other contingent liabilities. The measurement of deferred tax assets and liabilities arising on acquisition is as described in the general principles detailed within the ‘Taxes’ accounting policy note on page 144 with the exception that no deferred tax is provided on taxable temporary differences in connection with the initial recognition of goodwill.

The cost of an acquisition is measured as the aggregate of the fair value of the consideration transferred. Contingent purchase consideration is measured at fair value on the date of acquisition and is re-measured at fair value at each reporting date with changes in fair value recognised on the face of the Group income statement below operating loss/profit. Deferred purchase consideration is measured at amortised cost and the effect of unwinding the discount is recorded in financial expenses.

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

Software

Acquired and internally developed software are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Following initial recognition, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Costs are generally amortised over estimated useful lives of three to five years on a straight-line basis with the exception of the Guest Reservation System which is amortised over 10 years (see page 167).

Internally generated development costs are capitalised and amortised over the estimated useful life of the asset when all of the following can be demonstrated: the ability and intention to complete the project; that the completed software will generate probable future economic benefits; the availability of adequate technical, financial and other resources to complete the project; and the ability to measure the expenditure.

Costs incurred in the research phase before the above criteria are met are expensed.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and any impairment.

Repairs and maintenance costs are expensed as incurred.

Land is not depreciated. All other property, plant and equipment are depreciated to a residual value over their estimated useful lives, namely:

•	Buildings – over a maximum of 50 years; and

•	Fixtures, fittings and equipment – three to 25 years.

All depreciation is charged on a straight-line basis. Residual value is reassessed annually.

140	IHG | Annual Report and Form 20-F 2020

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

The lease term includes periods subject to extension options which the Group is reasonably certain to exercise and excludes the effect of early termination options where the Group is reasonably certain that it will not exercise the option. Minimum lease payments include the cost of a purchase option if the Group is reasonably certain it will purchase the underlying asset after the lease term.

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

Subleases of the Group’s assets are classified as operating leases when the risks and rewards of ownership are not substantially transferred to the sub-lessee. Rental income arising is accounted for on a straight-line basis in the Group income statement.

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

Associates and joint ventures are accounted for using the equity method unless the associate or joint venture is classified as held for sale. Under the equity method, the Group’s investment is recorded at cost adjusted by the Group’s share of post-acquisition profits and losses, and other movements in the investee’s reserves, applying consistent accounting policies. When the Group’s share of losses exceeds its interest in an associate or joint venture, the Group’s carrying amount is reduced to $nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate or joint venture.

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

Impairment of non-financial assets

Non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and, in the case of goodwill and brands with indefinite lives, at least annually. Assets that do not generate independent cash flows are allocated to the cash-generating unit (‘CGU’), or group of CGUs, to which they belong. If carrying values exceed their estimated recoverable amount, the assets or CGUs are written down to the recoverable amount. Recoverable amount is the greater of fair value less costs of disposal and value in use. Value in use is assessed based on estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses, and any subsequent reversals, are recognised in the Group income statement.

With the exception of goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

Accounting policies	IHG | Annual Report and Form 20-F 2020	141

Group Financial Statements

Accounting policies continued

Financial assets

On initial recognition, the Group classifies its financial assets as being subsequently measured at amortised cost, fair value through other comprehensive income (‘FVOCI’), or fair value through profit or loss (‘FVTPL’).

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

The Group has elected to irrevocably designate equity investments as FVOCI when they meet the definition of equity and are not held for trading. Changes in the value of equity investments classified as FVOCI are recorded directly in equity within the fair value reserve and are never recycled to the Group income statement. On disposal of equity investments, any related balance within the fair value reserve is reclassified to retained earnings. Dividends from equity investments classified as FVOCI are recognised in the Group income statement as other operating income when the dividend has been declared, when receipt of the funds is probable, and when the dividend is not a return of invested capital. Equity instruments classified as FVOCI are not subject to impairment assessment.

Financial assets measured at FVTPL include money market funds and other financial assets which do not have a fixed date of repayment.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost. A provision for impairment is made for lifetime expected credit losses. The Group has established a provision matrix that is based on its historical credit loss experience by region and number of days past due. Adjustments are made where management’s expectations of credit losses change.

Trade receivables are written off once determined to be uncollectable.

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

Finance costs

Financial income and expenses comprise income and charges on the Group’s financial assets and liabilities and related hedging instruments.

Finance charges relating to bank and other borrowings, including transaction costs and any discount or premium on issue, are recognised in the Group income statement using the effective interest rate method.

In the statement of cash flows, interest paid and received is presented within cash from operating activities, including any fees and discounts on issuance or settlement of borrowings.

Borrowing costs attributable to the acquisition or development of assets that necessarily take a substantial period of time to prepare for their intended use are capitalised as part of the asset cost.

Capitalised interest paid is presented within investing activities in the statement of cash flows.

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

Documentation outlining the measurement and effectiveness of any hedging arrangement is maintained throughout the life of the hedge relationship.

142	IHG | Annual Report and Form 20-F 2020

Interest arising from currency derivatives and interest rate swaps is recorded in either financial income or expenses over the term of the agreement, unless the accounting treatment for the hedging relationship requires the interest to be taken to reserves.

Interest paid reported within the Group statement of cash flows includes interest paid on the Group’s bonds, including the effect of the related derivative financial instruments.

Cash flow hedges

Financial instruments are designated as cash flow hedges when they hedge exposure to variability in cash flows that are attributable to either a highly probable forecast transaction or a particular risk associated with a recognised asset or liability.

Changes in the fair value are recorded in other comprehensive income and the cash flow hedging reserve to the extent that the hedges are effective. When the hedged item is recognised, the cumulative gains and losses on the related hedging instrument are reclassified to the Group income statement, within financial expenses.

Net investment hedges

Financial instruments are designated as net investment hedges when they hedge the Group’s net investment in foreign operations.

Changes in the fair value are recorded in other comprehensive income and the currency translation reserve to the extent that the hedges are effective. The cumulative gains and losses remain in equity until a foreign operation is sold, at which point they are reclassified to the Group income statement.

Fair value measurement

The Group measures each of the following at fair value on a recurring basis:

•	Financial assets and liabilities at FVTPL;

•	Financial assets measured at FVOCI; and

•	Derivative financial instruments.

Other assets are measured at fair value when impaired or remeasured on classification as held for sale by reference to fair value less costs of disposal. Additionally, the fair value of other financial assets and liabilities requires disclosure.

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

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the Group statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis or to realise the assets and settle the liabilities simultaneously. To meet these criteria, the right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances: the normal course of business; the event of default; and the event of insolvency or bankruptcy of the Group and all of the counterparties.

Accounting policies	IHG | Annual Report and Form 20-F 2020	143

Group Financial Statements

Accounting policies continued

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that a payment will be made and a reliable estimate of the amount payable can be made. If the effect of the time value of money is material, the provision is discounted using a current pre-tax discount rate that reflects the risks specific to the liability.

In respect of litigation, provision is made when management consider it probable that payment may occur and the amount can be reliably estimated even though the defence of the related claim may still be ongoing through the court process.

Taxes

Current tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

Deferred tax

Deferred tax assets and liabilities are recognised in respect of temporary differences between the tax base and carrying value of assets and liabilities including property, plant and equipment, intangible assets, application fees, contract costs, unrelieved tax losses, associates, gains rolled over into replacement assets, deferred compensation and other short-term temporary differences.

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

Defined benefit plans

Plan liabilities are measured on an actuarial basis using the projected unit credit method, discounted at an interest rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The value of plan liabilities at the period-end date is the amount of deficit recorded in the Group statement of financial position.

The service cost of providing pension benefits to employees, together with the net interest expense or income for the year, is charged to the Group income statement within ‘administrative expenses’. Net interest is calculated by applying the discount rate to the defined benefit liability. Past service costs and gains, which are the change in the present value of the defined benefit obligation for employee service in prior periods resulting from plan amendments, are recognised immediately when the plan amendment occurs. Settlement gains and losses, being the difference between the settlement cost and the present value of the defined benefit obligations being settled, are recognised when the settlement occurs.

Re-measurements comprise actuarial gains and losses which may result from differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year or changes in the actuarial assumptions used in the valuation of the plan liabilities. Re-measurement gains and losses, and taxation thereon, are recognised in other comprehensive income and are not reclassified to profit or loss in subsequent periods.

Actuarial valuations are carried out on a regular basis and are updated for material transactions and other material changes in circumstances (including changes in market prices and interest rates) up to the end of the reporting period.

Assets and liabilities held for sale

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

Assets designated as held for sale are held at the lower of carrying amount at designation and fair value less costs of disposal.

Depreciation and amortisation is not charged against assets classified as held for sale.

144	IHG | Annual Report and Form 20-F 2020

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

New accounting standards

Adoption of new accounting standards

From 1 January 2020, the Group has applied the amendments to:

•	IAS 1 and IAS 8 ‘Definition of Material’;

•	IFRS 3 ‘Definition of a Business’;

•	IFRS 9, IAS 39 and IFRS 7 ‘Interest Rate Benchmark Reform Phase 1’;

•	IFRS 16 ‘Covid-19 related Rent Concessions’; and

•	References to the Conceptual Framework in IFRS Standards.

None of these amendments have had a material impact on the Group’s reported financial performance or position.

New standards issued but not yet effective

In 2020, the IASB published ‘Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’ with an effective date of 1 January 2021.

From 1 January 2022, the Group will also apply the amendments to:

•	IAS 37 ‘Onerous Contracts: Cost of Fulfilling a Contract’;

•	IAS 16 ‘Property, Plant and Equipment: Proceeds before Intended Use’; and

•	Other existing standards arising from the Annual Improvements to IFRSs 2018 – 2020 cycle.

The effective date for the Amendment to IAS 1 ‘Classification of Liabilities as Current or Non-Current’ has been deferred to

1 January 2023.

There is no anticipated material impact for these amendments on the Group’s reported financial performance or position.

The effective date for IFRS 17 ‘Insurance Contracts’ has been deferred to 1 January 2023. The Group has not yet determined the impact of this standard on the Group’s reported financial performance or position.

Accounting policies	IHG | Annual Report and Form 20-F 2020	145

Group Financial Statements

Notes to the Group Financial Statements

1. Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1=£0.78 (2019: $1=£0.78, 2018: $1=£0.75). In the case of the euro, the translation rate is $1=€0.88 (2019: $1=€0.89, 2018: $1=€0.85).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.73 (2019: $1=£0.76, 2018: $1=£0.78). In the case of the euro, the translation rate is $1=€0.81 (2019: $1=€0.89, 2018: $1=€0.87).

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

The System Fund is not viewed as being part of the Group’s core operations as it is not managed to generate a profit or loss for IHG over the longer term. As such, its results are not regularly reviewed by the Chief Operating Decision Maker (‘CODM’) and it does not constitute an operating segment under IFRS 8. Similarly, reimbursements of costs are not reported to the CODM and so are not included within the reportable segments.

Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group Financial Statements, excluding System Fund and exceptional items. Group financing activities, fair value gains/(losses) on contingent purchase consideration and income taxes are managed on a Group basis and are not allocated to reportable segments.

Revenue

	2020	2019	2018
Year ended 31 December	$m	$m	$m
Americas	512	1,040	1,051
EMEAA	221	723	569
Greater China	77	135	143
Central	182	185	170
Revenue from reportable segments	992	2,083	1,933
System Fund revenues	765	1,373	1,233
Reimbursement of costs	637	1,171	1,171
Total revenue	2,394	4,627	4,337

146	IHG | Annual Report and Form 20-F 2020

2. Segmental information continued

(Loss)/profit

	2020	2019	2018
Year ended 31 December	$m	$m	$m
Americas	296	700	673
EMEAA	(50)	217	206
Greater China	35	73	70
Central	(62)	(125)	(117)
Operating profit from reportable segments	219	865	832
System Fund	(102)	(49)	(146)
Operating exceptional items (note 6)	(270)	(186)	(104)
Operating (loss)/profit	(153)	630	582
Net finance expenses	(140)	(115)	(96)
Fair value gains/(losses) on contingent purchase consideration	13	27	(4)
(Loss)/profit before tax	(280)	542	482
Tax	20	(156)	(132)
(Loss)/profit for the year	(260)	386	350

All items above relate to continuing operations.

Operating profit from reportable segments includes $4m business interruption insurance proceeds and $4m favourable litigation settlement, both in the Americas region, and $3m gain on disposal of hotel assets in EMEAA. In 2019, included $10m business interruption insurance proceeds relating to the Americas region. These amounts are included in ‘other operating income’ in the Group income statement.

Non-cash items included within operating profit from reportable segments

Year ended 31 December 2020	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Depreciation and amortisation[a]	41	21	6	42	110
Share-based payments cost	7	3	2	7	19
Share of losses of associates and joint ventures	14	–	–	–	14

Year ended 31 December 2019	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Depreciation and amortisation[a]	44	25	5	42	116
Share-based payments cost	9	4	2	13	28
Share of losses/(gains) of associates and joint ventures	9	(6)	–	–	3

Year ended 31 December 2018	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Depreciation and amortisation[a]	46	17	7	45	115
Share-based payments cost	8	4	3	12	27
Share of losses/(gains) of associates and joint ventures	6	(5)	–	–	1

[a]

Included in the $110m (2019: $116m, 2018: $115m) of depreciation and amortisation is $29m (2019: $32m, 2018: $27m) relating to cost of sales in owned, leased and managed lease hotels, and $81m (2019: $84m, 2018: $88m) relating to other assets. A further $62m (2019: $54m, 2018: $49m) of depreciation and amortisation was recorded within System Fund expenses.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	147

Group Financial Statements

Notes to the Group Financial Statements continued

2. Segmental information continued

Capital expenditure

Year ended 31 December 2020	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure per management reporting	46	44	2	56	148
Contract acquisition costs	(33)	(29)	(2)	–	(64)
Timing differences and other adjustments	17	4	–	(1)	20
Additions per the Group Financial Statements	30	19	–	55	104

Comprising additions to:
Goodwill and other intangible assets	1	1	–	50	52
Property, plant and equipment	12	13	–	5	30
Investment in associates and joint ventures	17	–	–	–	17
Other financial assets	–	5	–	–	5
	30	19	–	55	104

Year ended 31 December 2019	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure per management reporting	57	71	–	137	265
Goodwill	–	4	–	–	4
Contract acquisition costs	(27)	(35)	–	–	(62)
Timing differences and other adjustments	4	1	–	(4)	1
Additions per the Group Financial Statements	34	41	–	133	208

Comprising additions to:
Goodwill and other intangible assets	–	4	–	104	108
Property, plant and equipment	19	29	–	29	77
Investment in associates and joint ventures	14	–	–	–	14
Other financial assets	1	8	–	–	9
	34	41	–	133	208

148	IHG | Annual Report and Form 20-F 2020

2. Segmental information continued
Geographical information
Year ended 31 December	2020 $m	2019 $m	2018 $m
Revenue
United Kingdom	77	265	151
United States	1,067	1,957	1,950
Rest of World	485	1,032	1,003
	1,629	3,254	3,104
System Fund (note 33)	765	1,373	1,233
	2,394	4,627	4,337

For the purposes of the above table, fee business, owned, leased and managed lease and reimbursable revenues are determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue. System Fund revenues are not included in the geographical analysis as the Group does not monitor the Fund’s revenue by location of the hotel, or in the case of the loyalty programme, according to the location where members consume their rewards.

31 December		2020 $m	2019 $m
Non-current assets
United Kingdom		72	184
United States		1,487	1,632
Rest of World		700	847
		2,259	2,663

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

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	149

Group Financial Statements

Notes to the Group Financial Statements continued

3. Revenue

Disaggregation of revenue

The following table presents Group revenue disaggregated by type of revenue stream and by reportable segment:

Year ended 31 December 2020	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	452	93	61	–	606
Incentive management fees	5	14	16	–	35
Central revenue	–	–	–	182	182
Revenue from fee business	457	107	77	182	823
Revenue from owned, leased and managed lease hotels	55	114	–	–	169
	512	221	77	182	992
System Fund revenues (note 33)					765
Reimbursement of costs					637
Total revenue					2,394

Following communication with the IHG Owners Association, fees and expenses associated with the InterContinental Ambassador programme (the InterContinental Hotels & Resorts paid-for loyalty programme) previously reported within Central revenue have been moved into the System Fund to align with the treatment of IHG’s other brand loyalty programmes. Revenue arising from the licence of intellectual property under co-brand credit card agreements previously recorded within the System Fund is now recorded within Central revenue (see page 139). This change is effective from 1 January 2020. For the year ended 31 December 2020, this change resulted in an increase of $20m to Central revenue and $21m to operating profit from reportable segments, and an equivalent reduction to System Fund revenues and increase to System Fund operating loss. Had this arrangement existed in the prior year, Central revenue and operating profit in 2019 would have been $18m and $22m higher respectively (2018: $15m and $20m respectively); System Fund revenues would have reduced and System Fund operating loss would have increased by the same amounts.

Year ended 31 December 2019	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	840	247	87	–	1,174
Incentive management fees	13	90	48	–	151
Central revenue	–	–	–	185	185
Revenue from fee business	853	337	135	185	1,510
Revenue from owned, leased and managed lease hotels	187	386	–	–	573
	1,040	723	135	185	2,083
System Fund revenues (note 33)					1,373
Reimbursement of costs					1,171
Total revenue					4,627

Year ended 31 December 2018	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	835	227	94	–	1,156
Incentive management fees	18	93	49	–	160
Central revenue	–	–	–	170	170
Revenue from fee business	853	320	143	170	1,486
Revenue from owned, leased and managed lease hotels	198	249	–	–	447
	1,051	569	143	170	1,933
System Fund revenues (note 33)					1,233
Reimbursement of costs					1,171
Total revenue					4,337

Contract balances

	2020 $m	2019 $m
Trade receivables (note 18)	309	515
Contract assets	336	334
Deferred revenue	(1,569)	(1,564)

A trade receivable is recorded when the Group has an unconditional right to receive payment. In respect of franchise fees, base and incentive management fees, Central revenue and revenues from owned, leased and managed lease hotels, the invoice is typically issued as the related performance obligations are satisfied, as described on page 138.

150	IHG | Annual Report and Form 20-F 2020

3. Revenue continued

Contract assets

Contract assets are recorded in respect of key money payments; the difference, if any, between the initial face and market value of loans made to owners; and the value of payments under performance guarantees.

	2020 $m	2019 $m
At 1 January	334	290
Costs paid	74	64
Recognised as a deduction to revenue	(25)	(22)
Impairment charges	(53)	–
Repayments	–	(1)
Exchange and other adjustments	6	3
At 31 December	336	334

Analysed as:
Current	25	23
Non-current	311	311
	336	334

Key money is recognised as a contract asset when the trigger event for payment is met and payment becomes unconditional. The Group also has future commitments for key money payments which are contingent upon future events and may reverse.

At 31 December 2020, the amount of performance guarantees included within trade and other payables was $1m (2019: $2m) and the maximum payout remaining under such guarantees was $72m (2019: $85m). In estimating amounts due under performance guarantees, the Group has considered ‘force majeure’ provisions within its management agreements.

Impairment of contract assets relates primarily to deposits made to SVC of $33m (see page 137). The remaining impairment of $20m relates to key money and performance guarantee payments on individual properties which are supported by future franchise and management fees. As a result of the expected impact of Covid-19 and the subsequent recovery period on trading, all significant contract assets were tested for impairment using cash flow projections which reflect the five-year RevPAR recovery period outlined on page 135. The key assumptions are the RevPAR growth forecasts and the pre-tax discount rates used, which were 8.4%-9.3% for Americas, 9.5%-10.4% for Europe, 14.1% for other EMEAA and 13.3% for Greater China.

Of the total impairment including SVC balances, $42m relates to the Americas region and $11m relates to the EMEAA region.

Deferred revenue

Deferred revenue is recognised when payment is received before the related performance obligation is satisfied. The main categories of deferred revenue relate to the loyalty programme, co-branding agreements and franchise application and re-licensing fees.

	Loyalty programme $m	Other co-brand fees $m	Application & re-licensing fees $m	Other $m	Total $m
At 1 January 2019	1,181	77	175	73	1,506
Acquisition of businesses	–	–	–	2	2
Increase in deferred revenue	533	–	26	64	623
Recognised as revenue	(481)	(11)	(25)	(49)	(566)
Exchange and other adjustments	–	–	(4)	3	(1)
At 31 December 2019	1,233	66	172	93	1,564
Increase in deferred revenue	344	–	14	45	403
Recognised as revenue	(332)	(11)	(20)	(39)	(402)
Exchange and other adjustments	–	–	–	4	4
At 31 December 2020	1,245	55	166	103	1,569

Analysed as:
Current	376	11	22	43	452
Non-current	869	44	144	60	1,117
	1,245	55	166	103	1,569

At 31 December 2019
Current	476	11	25	43	555
Non-current	757	55	147	50	1,009
	1,233	66	172	93	1,564

This table does not include amounts which were received and recognised as revenue in the same year. Amounts recognised as revenue were included in deferred revenue at the beginning of the year.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	151

Group Financial Statements

Notes to the Group Financial Statements continued

3. Revenue continued

Loyalty programme revenues, shown gross in the table on the previous page, are presented net of the corresponding redemption cost in the Group income statement.

Other deferred revenue includes technical service fees and guest deposits received by owned, leased and managed lease hotels.

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

Amounts received and not yet recognised related to performance obligations that were unsatisfied at 31 December 2020 are as follows:

	2020			2019
	Loyalty and co-brand $m	Other $m	Total $m	Loyalty and co-brand $m	Other $m	Total $m
Expected timing of recognition
Less than one year	387	65	452	487	68	555
Between one and two years	313	40	353	292	34	326
Between two and three years	249	29	278	176	30	206
Between three and four years	176	24	200	115	27	142
Between four and five years	73	22	95	79	27	106
More than five years	102	89	191	150	79	229
	1,300	269	1,569	1,299	265	1,564

Contract costs

Movements in contract costs, typically developer commissions, are as follows:

	2020 $m	2019 $m
At 1 January	72	60
Costs incurred	11	19
Amortisation	(9)	(7)
Exchange and other adjustments	1	–
At 31 December	75	72

Analysed as:
Current	5	5
Non-current	70	67
	75	72

Contract costs were tested for impairment during the year. As contract costs typically constitute a very small percentage of deal value, no impairment was identified.

152	IHG | Annual Report and Form 20-F 2020

4. Staff costs and Directors’ remuneration

	2020 $m	2019 $m	2018 $m
Staff costs
Wages and salaries	1,233	1,982	1,956
Social security costs	86	131	127
Pension and other post-retirement benefits:
Defined benefit plans (note 27)	3	3	19
Defined contribution plans	36	64	63
	1,358	2,180	2,165
Analysed as:
Costs borne by IHG[a]	500	735	708
Costs borne by the System Fund[b]	242	313	347
Costs reimbursed	616	1,132	1,110
	1,358	2,180	2,165

[a]

Includes $27m classified as exceptional relating to reorganisation programmes and $nil (2019: $9m, 2018: $21m) classified as exceptional relating to the comprehensive efficiency programme completed in 2019. In 2018, included $15m classified as exceptional relating to termination of the US funded Inter-Continental Hotels Pension Plan.

[b]	Includes $20m relating to the 2020 corporate reorganisation programme and $nil (2019: $8m, 2018: $21m) relating to the comprehensive efficiency programme completed in 2019.

Staff costs are presented net of government support income of $36m received in 2020. This primarily relates to employee costs at certain of the Group’s leased hotels. Additionally, ongoing support has been received in the form of tax credits which have also been applicable in prior years and which relate to the Group’s corporate office presence in certain countries. The income has been recognised as a reduction to the payroll costs that the grants and credits are intended to compensate. There are no unfulfilled conditions or other contingencies attaching to these grants.

	2020	2019	2018
Average number of employees, including part-time employees
Employees whose costs are borne by IHG:
Americas	1,931	2,170	2,225
EMEAA	4,088	5,227	3,255
Greater China	314	339	324
Central	1,813	1,900	1,794
	8,146	9,636	7,598
Employees whose costs are borne by the System Fund	4,686	4,800	5,214
Employees whose costs are reimbursed	15,980	22,207	22,518
	28,812	36,643	35,330

	2020 $m	2019 $m	2018 $m
Directors’ remuneration
Base salaries, fees, performance payments and benefits	4.2	6.4	7.1

More detailed information on the remuneration including pensions, share awards and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 96 to 111.

5. Auditor’s remuneration paid to Ernst & Young LLP

	2020 $m	2019 $m	2018 $m
Audit of the Financial Statements[a]	3.0	3.0	3.3
Audit of subsidiaries	3.3	3.2	2.9
Audit-related assurance services	0.2	0.2	0.2
Other assurance services[b]	1.1	1.3	1.3
Other non-audit services not covered by the above	0.1	0.1	0.1
	7.7	7.8	7.8

[a]	In 2018, included $0.4m of additional fees for specific procedures performed in relation to the implementation of new accounting standards.

[b]	Excludes fees of $0.2m which have not yet been incurred.

Audit fees in respect of the pension scheme were not material.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	153

Group Financial Statements

Notes to the Group Financial Statements continued

6. Exceptional items

	Note	2020 $m	2019 $m	2018 $m
Operating exceptional items:
Cost of sales:
Derecognition of right-of-use assets and lease liabilities	(a)(h)	22	–	–
Gain on lease termination	(b)	30	–	–
Provision for onerous contractual expenditure	(h)	(10)	–	–
Reorganisation costs	(c)(h)	(8)	–	–
		34	–	–

Administrative expenses:
Reorganisation costs	(c)	(19)	(20)	(56)
Acquisition and integration costs	(d)	(6)	(7)	(15)
Litigation	(e)	(5)	(28)	(18)
Pension settlement cost	27	–	–	(15)
		(30)	(55)	(104)

Impairment loss on financial assets	(f)	(48)	–	–

Other impairment charges:
Goodwill	(h)	–	(49)	–
Management agreements	13	(48)	(50)	–
Property, plant and equipment	14, (h)	(90)	–	–
Right-of-use assets	15, (h)	(16)	(32)	–
Associates	16	(19)	–	–
Contract assets	3	(53)	–	–
		(226)	(131)	–
Operating exceptional items		(270)	(186)	(104)

Financial expenses	(g)	(14)	–	–

Fair value gains on contingent purchase consideration	(h)	21	38	–

Exceptional items before tax		(263)	(148)	(104)

Tax on exceptional items	(i)	52	20	22
Exceptional tax	(j)	–	–	5
Tax		52	20	27

Operating exceptional items analysed as:
Americas		(118)	(62)	(36)
EMEAA		(128)	(109)	(12)
Greater China		(5)	–	(1)
Central		(19)	(15)	(55)
		(270)	(186)	(104)

The above items are treated as exceptional by reason of their size, nature, or incidence, as further described on page 140.

All items above relate to continuing operations.

154	IHG | Annual Report and Form 20-F 2020

6. Exceptional items continued

(a) Derecognition of right-of-use assets and lease liabilities

The UK portfolio leases and two German hotel leases contain guarantees that the Group will fund any shortfalls in lease payments up to an annual and cumulative cap. Previously the minimum ‘in-substance fixed’ lease payments were estimated to be equal to the cumulative amount guaranteed under the lease agreements and therefore a right-of-use asset and corresponding lease liability equal to the guaranteed amount were recognised. The unprecedented impact of Covid-19 and subsequent restrictions have resulted in a reassessment of the estimate of ‘in-substance fixed’ lease payments, as there is no floor to the rent reductions applicable under these leases, and the circumstances in which no rent would be payable are no longer considered to be remote.

As a result, the right-of-use assets ($49m) and lease liabilities ($71m) associated with these leases have been derecognised as they are now considered to be fully variable. This resulted in a net gain of $22m.

(b) Gain on lease termination

On 14 December 2020 as a consequence of the termination of the SVC portfolio agreement, the lease of InterContinental San Juan was terminated. The right-of-use assets ($60m) and lease liabilities ($90m) associated with this hotel have therefore been derecognised, resulting in a net gain of $30m.

(c) Reorganisation costs

In 2020, reorganisation costs relate to the UK portfolio (see below), other owned and leased hotels and a corporate reorganisation completed in the year reflecting the reassessment of near-term priorities and the resources needed to support reduced levels of demand. An additional $20m relating to the corporate restructuring was charged to the System Fund.

In 2019 and 2018, related to a comprehensive efficiency programme to fund a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme was completed in 2019 and no further restructuring costs related to this programme were incurred in 2020. The 2019 cost included consultancy fees of $6m (2018: $25m) and severance costs of $8m (2018: $18m). An additional $28m (2018: $47m) was charged to the System Fund.

(d) Acquisition and integration costs

In 2019, primarily related to the acquisition of Six Senses and in 2020, relates to the integration of that business into the operations of the Group.

(e) Litigation

In 2020, relates to the cost of settlement of $14m agreed in the year in respect of a lawsuit in the EMEAA region, offset primarily by the partial release of the 2019 provision related to a lawsuit in the Americas region which has been settled in the year (see note 21). In 2019, primarily represented management’s best estimate of the settlement in respect of the Americas lawsuit, together with the cost of an arbitration award made against the Group in the EMEAA region. In 2018, primarily related to a material settlement agreed in respect of a lawsuit filed against the Group in the Americas region, together with associated legal fees.

(f) Impairment loss on financial assets

Comprises $33m and $15m related to SVC and other trade deposits and loans respectively (see note 17).

(g) Financial expenses

In October 2020 management undertook actions to strengthen liquidity and extend the maturity profile of the Group’s debt. The Group issued a tender offer for its £400m 3.875% 2022 bonds resulting in a repayment of £227m and concurrently issued €500m 1.625% 2024 bonds and £400m 3.375% 2028 bonds. The exceptional charge includes the premium on repayment and associated write-off of fees and discount.

(h) Exceptional items relating to the UK portfolio

Included within exceptional items are the following items relating to the UK portfolio:

	2020 $m	2019 $m	2018 $m
Operating exceptional items:
Cost of sales:
Derecognition of right-of-use assets and lease liabilities	18	–	–
Provision for onerous contractual expenditure	(10)	–	–
Reorganisation costs	(4)	–	–
	4	–	–
Other impairment charges:
Goodwill	–	(49)	–
Property, plant and equipment	(50)	–	–
Right-of-use assets	–	(32)	–
	(50)	(81)	–
Operating exceptional items	(46)	(81)	–
Fair value gains on contingent purchase consideration (note 25)	21	38	–
Exceptional items before tax	(25)	(43)	–

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	155

Group Financial Statements

Notes to the Group Financial Statements continued

6. Exceptional items continued

(h) Exceptional items relating to the UK portfolio continued

The UK portfolio has continued to experience hugely challenging trading conditions as a result of Covid-19, with all 12 hotels closing for business in March 2020. The impact of Covid-19 and subsequent restrictions on travel caused the UK leased hotels to be closed for extended periods during 2020. Hotels which were able to open temporarily during the year experienced historically low occupancies. 11 of the hotels were closed as at 31 December 2020 and all hotels were closed during January 2021.

As described on page 155, the right-of-use asset ($22m) and lease liability ($40m) relating to the UK portfolio have been derecognised as a result of the re-estimation of the ‘in-substance fixed’ rent payable under the leases, resulting in a gain of $18m. The leases are now considered to be fully variable.

Under the terms of the leases, the Group is committed to certain items of contractual expenditure. A $10m provision was recognised to the extent the costs of the remaining contractual expenditure exceeded the future economic benefits expected to be received under the leases.

The hotels have incurred a total cost of $4m to restructure hotel operations in response to the future impact of Covid-19 on hotel occupancy and revenues. The reorganisation was completed in 2020.

Impairment testing was performed on the remaining property, plant and equipment in the portfolio using management forecasts covering a five-year period. The testing performed and key assumptions are detailed on page 135. In 2019, goodwill ($49m) and the right-of-use asset ($32m) (prior to derecognition) were impaired as a result of trading disruption arising from hotel renovations and rebranding.

Contingent purchase consideration comprises the present value of the above-market element of the expected lease payments to the lessor. The above-market assessment is determined by comparing the expected lease payments as a percentage of forecast hotel operating profit (before depreciation and rent) with market metrics, on a hotel by hotel basis. A fair value gain of $21m was recognised in the period (2019: $38m), arising from a reduction in expected future rentals payable such that there is no remaining above-market element. The key assumptions are detailed on page 135.

As a result of the adjustments outlined above, non-current assets, lease liabilities and contingent consideration relating to the UK portfolio were all measured at $nil at 31 December 2020.

(i) Tax on exceptional items

The tax impacts of the exceptional items are shown in the table below:

	2020		2019		2018
	Current tax $m	Deferred tax $m	Current tax $m	Deferred tax $m	Current tax $m	Deferred tax $m
Derecognition of right-of-use assets and lease liabilities	–	(4)	–	–	–	–
Provision for onerous contractual expenditure	–	2	–	–	–	–
Reorganisation costs	3	2	4	–	11	–
Acquisition and integration costs	1	–	–	–	2	–
Litigation	–	–	–	6	5	–
Pension settlement cost	–	–	–	–	5	1
Impairment of financial assets	4	2	–	–	–	–
Other impairment charges	6	37	–	18	–	–
Financial expenses	–	3	–	–	–	–
Fair value gains on contingent purchase consideration	–	(4)	–	(6)	–	–
Adjustments in respect of prior years[a]	–	–	–	(2)	(2)	–
	14	38	4	16	21	1
Total current and deferred tax		52		20		22

[a]	In 2019, related to a 2014 disposal. In 2018, related to the 2017 sale of a minority investment.

(j) Exceptional tax

In 2018, related to a tax credit in regard to US tax reform impacts.

156	IHG | Annual Report and Form 20-F 2020

7. Finance costs

	2020 $m	2019 $m	2018 $m
Financial income
Financial income on deposits and money market funds	2	3	2
Interest income on loans and other assets	2	3	3
	4	6	5
Financial expenses
Interest expense on external borrowings	102	78	61
Interest expense on lease liabilities	37	41	39
Capitalised interest	(1)	(5)	(5)
Unwind of discount on deferred purchase consideration	1	1	1
Other charges[a]	5	6	5
	144	121	101
Analysed as:
Financial expenses before exceptional items	130	121	101
Exceptional financial expenses (note 6)	14	–	–
	144	121	101

[a]	Other charges includes bank charges and non-bank interest expense.

During the year, $3m (2019: $13m, 2018: $14m) was payable to the IHG Rewards loyalty programme relating to interest on the accumulated balance of cash received in advance of the consumption of points awarded. The expense and corresponding System Fund interest income are eliminated within financial expenses.

Capitalised interest relates to the System Fund. The rate used for capitalisation of interest was 2.9% (2019: 3.1%, 2018: 3.0%).

Net interest payable on a frozen GAAP basis as calculated for bank covenants was $111m (2019: $99m). Further details are provided on page 181.

8. Tax

Tax on (loss)/profit

	2020 $m	2019 $m	2018 $m
Current tax
UK corporation tax at 19.00%:
Current period	–	5	10
Adjustments in respect of prior periods	(2)	13	4
	(2)	18	14
Foreign tax:
Current period	43	154	95
Benefit of tax reliefs on which no deferred tax previously recognised	(2)	(2)	(1)
Adjustments in respect of prior periods	(5)	(11)	(13)
	36	141	81
	34	159	95
Deferred tax
Origination and reversal of temporary differences	(35)	11	39
Changes in tax rates and tax laws	(8)	2	1
Adjustments to estimated recoverable deferred tax assets[a]	(14)	(2)	(2)
Reduction in deferred tax expense by previously unrecognised deferred tax assets	(1)	–	–
Adjustments in respect of prior periods	4	(14)	(1)
	(54)	(3)	37
Income tax (credit)/charge for the year	(20)	156	132

Analysed as tax relating to:
Profit before exceptional items[b]	32	176	159
Exceptional items:
Tax on exceptional items (note 6)	(52)	(20)	(22)
Exceptional tax (note 6)	–	–	(5)
	(20)	156	132

[a]	Represents a reassessment of the recovery of recognised and off-balance sheet deferred tax assets in line with the Group’s profit forecasts.

[b]	Includes $41m (2019: $113m, 2018: $93m) in respect of US taxes.

All items above relate to continuing operations.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	157

Group Financial Statements

Notes to the Group Financial Statements continued

8. Tax continued

	Total[a]			Before exceptional items and System Fund[b]
	2020%	2019%	2018%	2020%	2019%	2018%
Reconciliation of tax charge
UK corporation tax at standard rate	19.0	19.0	19.0	19.0	19.0	19.0
Tax credits	0.5	(0.8)	(0.5)	(1.7)	(0.6)	(0.3)
System Fund[c]	(6.6)	1.1	5.0	(1.1)	(0.5)	(0.5)
Impairment charges	–	1.7	–	–	–	–
Other permanent differences	(4.2)	1.3	0.6	12.1	0.8	0.3
Non-recoverable foreign taxes[d]	(5.1)	3.2	0.7	16.9	2.4	0.5
Net effect of different rates of tax in overseas businesses[e]	(4.5)	6.7	4.6	18.9	5.5	3.7
Effect of changes in tax rates and tax laws[f]	2.9	(0.4)	0.3	(9.6)	(0.3)	0.2
Reduction in current tax expense by previously unrecognised deferred tax assets	0.7	(0.4)	(0.4)	(2.4)	(0.3)	(0.3)
Items on which deferred tax arose but where no deferred tax is recognised[g]	(1.9)	–	–	5.1	–	–
Effect of adjustments to estimated recoverable deferred tax assets[h]	5.1	(0.4)	0.1	(16.9)	(0.3)	0.1
Reduction in deferred tax expense by previously unrecognised deferred tax assets	0.3	–	–	–	–	–
Adjustment to tax charge in respect of prior periods	0.9	(2.2)	(2.0)	(2.7)	(1.9)	(1.0)
	7.1	28.8	27.4	37.6	23.8	21.7

[a]	Calculated in relation to total (losses)/profits including exceptional items and System Fund.

[b]	Calculated in relation to profits excluding exceptional items and System Fund earnings.

[c]	The System Fund is, in general, not subject to taxation.

[d]

The large increase in 2020 when compared to 2019 is as a result of the material decrease in Group profitability. This has meant that the Group has no longer been able to obtain effective relief for withholding taxes incurred on its revenues and in respect of other taxes, primarily in the US and Singapore. The increase from 2018 to 2019 was caused by the recognition in 2018 of a carryback claim in the US in respect of foreign tax credits.

[e]

Before exceptional items and System Fund includes 18.9 percentage points (2019: 4.9 percentage points, 2018: 4.2 percentage points) driven by the relatively high blended US rate, which includes US Federal and State taxes as well as Base Erosion and Anti-Avoidance Tax (‘BEAT’). In 2020, the lower profitability has resulted in a large impact of BEAT, and the trading results in the year have led to a higher proportion of the Group’s profit being taxed in the US.

[f]

In 2020, the UK Government reversed a previously enacted drop to the UK rate of corporation tax. This has led to an increase in value to the Group’s existing deferred tax assets in the UK, contributing to a benefit to the Group effective tax rate, before exceptional items and System Fund, of 7.9 percentage points.

[g]	Predominantly in respect of losses arising in the year.

[h]	During 2020, the Group simplified its Group structure leading to an increase to existing deferred tax assets within the UK.

A reconciliation between total tax rate and tax rate before exceptional items and System Fund is shown below:

	2020			2019			2018
	(Loss)/ profit before tax $m	Tax $m	Rate %	Profit before tax $m	Tax $m	Rate %	Profit before tax $m	Tax $m	Rate %
Group income statement	(280)	(20)	7.1	542	156	28.8	482	132	27.4
Adjust for:
Exceptional items (note 6)	263	52		148	20		104	27
System Fund	102	–		49	–		146	–
	85	32	37.6	739	176	23.8	732	159	21.7

Information concerning Non-GAAP measures can be found in the Strategic Report on pages 47 to 51.

158	IHG | Annual Report and Form 20-F 2020

8. Tax continued

Tax paid

Total net tax paid during the year of $41m (2019: $141m, 2018: $68m) comprises $41m (2019: $141m, 2018: $66m) paid in respect of operating activities and $nil (2019: $nil, 2018: $2m) paid in respect of investing activities.

The total tax paid includes, in respect of the US:

•	payments of $29m (2019: $80m, 2018: $54m); and

•	refunds arising from earlier periods of $24m (2019: $nil, 2018: $34m);

and in respect of the UK:

•	payments of $2m (2019: $13m, 2018: $23m); and

•	refunds arising from earlier periods of $nil (2019: $nil, 2018: $11m).

A reconciliation of tax paid to the total tax charge in the Group income statement is as follows:

	2020 $m	2019 $m	2018 $m
Current tax charge in the Group income statement	(34)	(159)	(95)
Current tax (charge)/credit in the Group statement of comprehensive income	(1)	2	1
Current tax credit taken directly to equity	–	4	8
Total current tax charge	(35)	(153)	(86)
Movements to tax contingencies[a]	(8)	3	(4)
Timing differences of cash tax paid and foreign exchange differences	2	9	22
Tax paid per cash flow	(41)	(141)	(68)

[a]

Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year. Settlement of tax contingencies are included within cash tax paid in the year but not recorded in the current year tax charge.

Current tax

Within current tax payable is $25m (2019: $33m) in respect of uncertain tax positions.

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

Where the interpretation of local tax law is not clear, management relies on judgement and accounting estimates to ensure all uncertain tax positions are adequately provided for in the Group Financial Statements. This may involve consideration of some or all of the following factors:

•	strength of technical argument, impact of case law and clarity of legislation;

•	professional advice;

•	experience of interactions, and precedents set, with the particular taxing authority; and

•	agreements previously reached in other jurisdictions on comparable issues.

The largest single contingency item within the current tax payable balance does not exceed $8m (2019: $9m).

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	159

Group Financial Statements

Notes to the Group Financial Statements continued

8. Tax continued

Deferred tax

	Property, plant, equipment and software $m	Other intangible assets $m	Application fees $m	Deferred gains on loan notes $m	Associates $m	Losses $m	Employee benefits $m	Deferred compen- sation $m	Credit losses $m	Contract costs $m	Other short-term temporary differences $m [a]	Total $m
At 1 January 2019	(120)	(18)	43	(35)	(56)	35	30	42	1	(14)	31	(61)
Group income statement	–	3	–	1	(2)	(9)	1	(1)	11	(2)	1	3
Assets of businesses acquired	–	–	–	–	–	–	–	–	–	–	2	2
Group statement of comprehensive income	–	–	–	–	–	–	1	–	–	–	(1)	–
Exchange and other adjustments	1	1	–	–	–	1	1	–	–	–	–	4
At 31 December 2019	(119)	(14)	43	(34)	(58)	27	33	41	12	(16)	33	(52)
Group income statement	23	14	(2)	–	–	28	–	1	10	(1)	(19)	54
Group statement of comprehensive income	–	–	–	–	–	6	1	–	–	–	8	15
Group statement of changes in equity	–	–	–	–	–	–	(1)	–	–	–	–	(1)
Exchange and other adjustments	1	–	1	–	1	–	1	–	–	–	(2)	2
At 31 December 2020	(95)	–	42	(34)	(57)	61	34	42	22	(17)	20	18

[a]

The above table has been re-presented in order to separately disclose the deferred tax on ‘deferred compensation’ and ‘credit losses’ (both previously disclosed in ‘other short-term temporary differences’), to disaggregate the deferred tax on ‘application fees’ and ‘contract costs’, to present deferred tax on share-based compensation within ‘employee benefits’ (previously disclosed within ‘other short-term temporary differences’) and to disclose deferred taxes on ‘contract assets’ within ‘other short-term temporary differences’ (previously disclosed within ‘Other intangible assets and contract assets’).

The deferred tax on the loan notes represents tax that is expected to come due in 2025 (2019: 2025). The deferred tax in respect of losses of $61m (2019: $27m) comprises $60m in respect of revenue losses (2019: $27m) and $1m in respect of capital losses (2019: $nil). There is no tax in respect of uncertain tax positions recorded within deferred taxes.

A deferred tax asset of $95m (2019: $4m) has been recognised in legal entities which have made a loss in the current or the previous year. Of the 2020 amount, $89m (2019: $nil) is within the UK tax group and predominantly represents revenue tax losses and future tax deductions for amortisation.

The recoverability of these UK deferred tax assets has been assessed by:

•	starting with the Group profit forecasts prepared by management, consistent with those used when reviewing for impairment (see page 135);

•	overlaying tax principles to those forecasts; and

•	following the methodology required by IAS 12.

This has demonstrated that $87m of the UK deferred tax assets should reverse over a 10-year period. Under UK law, tax losses do not expire, although can only be offset against 50% of annual UK taxable profits, and accordingly, if the anticipated recovery to previous profitability were to be over a longer period, the length of time for recovery of the deferred tax asset would increase.

The remaining $2m of the UK deferred tax asset is in a legal entity which was loss making in 2019 and became profitable in 2020, and is forecast to remain so. Additional UK deferred tax assets of $14m are recognised in legal entities which were profitable in both the current and previous years.

160	IHG | Annual Report and Form 20-F 2020

8. Tax continued

The closing balance is further analysed by key territory as follows:

	Property,
	plant,										Other
	equipment	Other		Deferred				Deferred			short-term
	and	intangible	Application	gains on			Employee	compen-	Credit	Contract	temporary
	software	assets	fees	loan notes	Associates	Losses	benefits	sation	losses	costs	differences	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
UK	19	9	–	–	–	50	10	–	–	–	15	103
US	(115)	(10)	42	(34)	(57)	5	23	42	16	(11)	10	(89)
Other	1	1	–	–	–	6	1	–	6	(6)	(5)	4
At 31 December 2020	(95)	–	42	(34)	(57)	61	34	42	22	(17)	20	18

The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so is as follows:

	2020	2019
	$m	$m

Analysed as:

Deferred tax assets	113	66

Deferred tax liabilities	(95)	(118)

	18	(52)

The Group does not recognise deferred tax assets if it cannot anticipate being able to offset them against existing deferred tax liabilities or against future profits or gains.

The total unrecognised deferred tax position is as follows:

	Gross		Unrecognised deferred tax

	2020	2019	2020	2019
	$m	$m	$m	$m

Revenue losses	467	413	76	65

Capital losses	562	541	109	95

	1,029	954	185	160

Tax credits	12	13	12	13

Leases	–	25	–	7

Other[a]	19	2	3	1

	1,060	994	200	181

[a]	Primarily relates to costs incurred for which tax relief has not been obtained.

There is no expiry date to any of the above unrecognised assets other than for the losses and tax credits as shown in the table below:

		Gross	Unrecognised deferred tax

	2020	2019	2020	2019
	$m	$m	$m	$m

Expiry date

2021	33	31	8	6

2022	11	10	3	2

2023	2	2	–	–

2024	5	4	1	1

2025	110	91	26	20

2026	1	–	–	–

2027	3	3	1	1

After 2027	24	21	17	16

No deferred tax liability has been provided in respect of $0.5bn (2019: $0.9bn) of taxable temporary differences relating to subsidiaries (comprising undistributed earnings and net inherent gains) because the Group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Tax risks, policies and governance

Policies and procedures related to tax risk management are subject to regular review and update and are approved by the IHG Audit Committee. Procedures to minimise risk include the preparation of thorough tax risk assessments for all transactions carrying material tax risk and, where appropriate, material tax uncertainties are discussed and resolved with tax authorities in advance. IHG’s Approach to Tax document is available on IHG’s website at www.ihgplc.com/responsible-business. In addition, as a result of its business profile as a hotel manager and also as a residual legacy from prior acquisitions, IHG has a small number of subsidiaries in jurisdictions commonly portrayed as tax havens. IHG manages such subsidiaries on a basis consistent with its business principles (for example, by making some foreign incorporated companies UK tax resident or by operating others so that local profits are commensurate with local activity).

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	161

Group Financial Statements

Notes to the Group Financial Statements continued

8. Tax continued

Factors that may affect the future tax charge

Many factors will affect the Group’s future tax rate, the key ones being future legislative developments, future profitability of underlying subsidiaries and tax uncertainties.

The impact of Covid-19 has resulted in changes to the Group’s current geographic profit mix and this trend is expected to continue for at least the short term. This is likely to result in a higher than usual tax rate for the Group in the short term.

Worldwide tax reform continues, most notably with the OECD’s review into “Tax Challenges Arising from Digitalisation”, and this could impact the tax profile of the Group over the longer term. The Group continues to monitor activity in this area.

The Group anticipates the exit from the European Union will not cause a material impact on its future underlying effective tax rate.

9. Dividends

	2020	2019	2018
	cents	cents	cents	2020	2019	2018
	per share	per share	per share	$m	$m	$m

Paid during the year

Final (declared for previous year)	–	78.1	71.0	–	139	130

Interim	–	39.9	36.3	–	72	69

Special (note 29)	–	262.1	–	–	510	–

	–	380.1	107.3	–	721	199

Proposed (not recognised as a liability at 31 December)

Final	–	–	78.1	–	–	141

On 20 March 2020, the Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share, a payment of which would have had a cash outflow of approximately $150m in the first half of 2020. A final dividend in respect of 2020 is not proposed and there was no interim dividend for the year. The Board will consider future dividends once visibility of the pace and scale of market recovery has improved.

10. (Loss)/earnings per ordinary share

Basic (loss)/earnings per ordinary share is calculated by dividing the profit or loss for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted (loss)/earnings per ordinary share is calculated by adjusting basic (loss)/earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year.

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

IHG also records an interest charge on the outstanding cash balance relating to the IHG Rewards programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG. The Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System. As the Fund is included in the Group income statement, these amounts are included in reported Group net financial expenses. Given that all results related to the Fund are excluded from the calculation of adjusted earnings per ordinary share, these interest amounts are deducted from profit or loss available for equity holders.

162	IHG | Annual Report and Form 20-F 2020

10. (Loss)/earnings per ordinary share continued

Continuing and total operations	2020	2019	2018
Basic (loss)/earnings per ordinary share
(Loss)/profit available for equity holders ($m)	(260)	385	349
Basic weighted average number of ordinary shares (millions)	182	183	190
Basic (loss)/earnings per ordinary share (cents)	(142.9)	210.4	183.7
Diluted (loss)/earnings per ordinary share
(Loss)/profit available for equity holders ($m)	(260)	385	349
Diluted weighted average number of ordinary shares (millions)	182	184	192
Diluted (loss)/earnings per ordinary share (cents)	(142.9)	209.2	181.8
Adjusted earnings per ordinary share
(Loss)/profit available for equity holders ($m)	(260)	385	349
Adjusting items:
System Fund revenues and expenses ($m)	102	49	146
Interest attributable to the System Fund ($m)	(4)	(18)	(19)
Operating exceptional items ($m) (note 6)	270	186	104
Exceptional financial expenses ($m) (note 6)	14	–	–
Change in fair value of contingent purchase consideration ($m) (note 25)	(13)	(27)	4
Tax on exceptional items ($m) (note 6)	(52)	(20)	(22)
Exceptional tax ($m) (note 6)	–	–	(5)
Adjusted earnings ($m)	57	555	557
Basic weighted average number of ordinary shares (millions)	182	183	190
Adjusted earnings per ordinary share (cents)	31.3	303.3	293.2
Adjusted diluted earnings per ordinary share
Adjusted earnings ($m)	57	555	557
Diluted weighted average number of ordinary shares (millions)	182	184	192
Adjusted diluted earnings per ordinary share (cents)	31.3	301.6	290.1

	2020 millions	2019 millions	2018 millions
Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	182	183	190
Dilutive potential ordinary shares	–	1	2
	182	184	192

The effect of the notional exercise of outstanding ordinary share awards is anti-dilutive in 2020, and therefore has not been included in the diluted earnings per share calculation.

Information concerning Non-GAAP measures can be found in the Strategic Report on pages 47 to 51.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	163

Group Financial Statements

Notes to the Group Financial Statements continued

11. Acquisition of businesses

Six Senses

On 12 February 2019, the Group acquired a 100% ownership interest in Six Senses Hotels Resorts Spas (‘Six Senses’), a leading operator of top-tier luxury hotels, resorts and spas with a world-renowned reputation for wellness and sustainability. The total purchase consideration was $304m, comprising $299m paid on acquisition, including the settlement of working capital, and $5m of contingent purchase consideration. The fair value of net assets acquired was $246m, including brands of $189m, management agreements of $45m, and a right-of-use asset of $19m offset by an equal lease liability. Goodwill recognised was $58m.

The contingent purchase consideration has been revalued as at 31 December 2020 (see note 25).

The value of management agreements and right-of-use assets recognised on acquisition were impaired by $41m and $5m respectively in 2020 (see notes 13 and 15).

UK portfolio

On 25 July 2018, the Group completed a deal to operate nine hotels under long-term leases from Covivio which operated under the Principal and De Vere Hotels brands. An additional leased hotel was added to the portfolio on 13 November 2018 bringing the total to 10 at 31 December 2018. On 14 February 2019, the Group added a further two hotels to the portfolio bringing the total hotels in the UK portfolio to 12.

The total purchase consideration for the 12 hotels was $73m, comprising $10m paid on acquisition, a working capital refund of $3m and $66m of contingent purchase consideration. The fair value of the net assets acquired was $14m and goodwill of $64m was recognised, of which $12m was recognised in 2019.

Goodwill and non-current assets acquired were impaired in full during 2019 and 2020 such that the remaining value is $nil (see note 6).

The contingent purchase consideration was revalued to $nil as at 31 December 2020 (see note 25).

Regent

On 1 July 2018, the Group completed the acquisition of a 51% controlling interest in an agreement with Formosa International Hotels Corporation (‘FIH’) to acquire the ‘Regent Hotels & Resorts’ brand and associated management agreements (‘Regent’). The Group acquired 51% of the issued share capital of Regent Hospitality Worldwide, Inc (‘RHW’), 100% of the issued share capital of Regent International Hotels Limited and 100% of the issued share capital of Regent Berlin GmbH.

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

The contingent purchase consideration has been revalued as at 31 December 2020 (see note 25).

The value of management agreements recognised on acquisition were impaired by $2m in 2020 (see note 13).

Cash flows relating to acquisitions

	2020 $m	2019 $m	2018 $m
Cash paid on acquisition, including working capital settlement	–	299	22
Settlement of stamp duty liability	–	3	14
Less: cash and cash equivalents acquired	–	(7)	(2)
Less: working capital settlement received in year following acquisition	–	(3)	–
Net cash outflow arising on acquisitions	–	292	34

164	IHG | Annual Report and Form 20-F 2020

12. Assets and liabilities sold and held for sale

No assets were classified as held for sale at 31 December 2020.

During the year ended 31 December 2020 the Group sold one hotel in EMEAA, the Holiday Inn Melbourne Airport. This was classified as held for sale at 31 December 2019, with no change to the carrying value on initial classification. Total consideration of $2m was received. Net of disposal costs a total gain of $3m is included in ‘other operating income’ in the Group income statement.

13. Goodwill and other intangible assets

	Goodwill $m	Brands $m	Software $m	Management agreements $m	Other intangibles $m	Total $m
Cost
At 1 January 2019	455	250	781	77	18	1,581
Acquisition of businesses (note 11)	70	189	–	45	–	304
Additions	4	–	98	–	6	108
Capitalised interest	–	–	5	–	–	5
Disposals	–	–	(22)	–	–	(22)
Exchange and other adjustments	–	–	2	–	(1)	1
At 31 December 2019	529	439	864	122	23	1,977
Additions	–	–	50	–	2	52
Disposals	–	–	(29)	–	–	(29)
Exchange and other adjustments	8	–	1	–	–	9
At 31 December 2020	537	439	886	122	25	2,009
Amortisation and impairment
At 1 January 2019	(142)	–	(281)	(10)	(5)	(438)
Provided	–	–	(35)	(3)	(2)	(40)
System Fund expense	–	–	(46)	–	(1)	(47)
Impairment charge	(49)	–	–	(50)	–	(99)
Disposals	–	–	22	–	–	22
Exchange and other adjustments	1	–	–	–	–	1
At 31 December 2019	(190)	–	(340)	(63)	(8)	(601)
Provided	–	–	(36)	(1)	(1)	(38)
System Fund expense	–	–	(51)	–	(2)	(53)
Impairment charge	–	–	–	(48)	–	(48)
System Fund impairment charge	–	–	(4)	–	–	(4)
Disposals	–	–	29	–	–	29
Exchange and other adjustments	(1)	–	–	–	–	(1)
At 31 December 2020	(191)	–	(402)	(112)	(11)	(716)
Net book value
At 31 December 2020	346	439	484	10	14	1,293
At 31 December 2019	339	439	524	59	15	1,376
At 1 January 2019	313	250	500	67	13	1,143

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	165

Group Financial Statements

Notes to the Group Financial Statements continued

13. Goodwill and other intangible assets continued

Goodwill and brands

Allocation of goodwill and brands to CGUs

The Group’s CGUs are consistent with prior years; however, the level at which goodwill is monitored by management has changed to the Group’s operating segments, namely Americas, EMEAA and Greater China. This better reflects (i) how the Group’s performance is monitored, including the measurement of overheads at a regional level with no measurement at any lower level, and (ii) how management executes on its regional strategies. Both of these factors have become more pronounced in the year as a result of historic lows in occupancy levels, the termination of the SVC portfolio of management agreements (see page 137), and the corporate reorganisation. In addition to changing the level at which goodwill is tested, the same approach has been applied to the Group’s brands with indefinite lives; testing brands at the same level goodwill is allocated is consistent year on year. Prior to making this change, management reconfirmed each of the brands, which relate to the Group’s luxury and lifestyle portfolio, have indefinite lives and continue to form an integral part of the Group’s strategy. Under the prior methodology, the CGU with the smallest headroom was Americas Managed; impairment tests were performed using the prior methodology (i.e. with no aggregation of CGUs) using the Base Case scenario (see below) and the Downside Case scenario (see page 133). No impairment arose under either scenario.

The table below summarises the movements in the carrying value of goodwill and brands and the final allocation for impairment testing purposes as at 31 December 2020.

	At 1 January 2020 $m	Additions $m	Reallocation $m	Exchange differences $m	Impairment $m	At 31 December 2020 $m
Goodwill and brands
Americas Managed	384	–	(384)	–	–	–
Americas Franchised	37	–	(37)	–	–	–
Americas (group of CGUs)	–	–	421	–	–	421
EMEAA – Europe Managed	94	–	(94)	–	–	–
EMEAA – Europe Franchised	10	–	(10)	–	–	–
EMEAA – rest of region	228	–	(228)	–	–	–
EMEAA (group of CGUs)	–	–	332	7	–	339
Greater China	25	–	–	–	–	25
	778	–	–	7	–	785

	At 1 January 2019 $m	Additions $m	Reallocation $m	Exchange differences $m	Impairment $m	At 31 December 2019 $m
Goodwill and brands
Americas Managed	272	112	–	–	–	384
Americas Franchised	37	–	–	–	–	37
EMEAA – Europe Managed	42	52	–	–	–	94
EMEAA – Europe Franchised	10	–	–	–	–	10
EMEAA – rest of region	136	92	–	–	–	228
Greater China	18	7	–	–	–	25
UK portfolio	–	–	49	–	(49)	–
Unallocated	48	–	(49)	1	–	–
	563	263	–	1	(49)	778

Impairment testing of goodwill and brands (excluding the UK portfolio)

The recoverable amounts of the CGUs, or groups of CGUs, have been determined from value in use calculations. The key assumption is RevPAR growth and the expected recovery period (see page 135). Cash flows beyond the five-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets. A 10% contingency factor is applied to reduce all cash flow projections before being discounted using pre-tax rates that are based on the Group’s weighted average cost of capital adjusted to reflect the risks specific to the business model and territory of the CGU being tested.

166	IHG | Annual Report and Form 20-F 2020

13. Goodwill and other intangible assets continued

The weighted average terminal growth rates and pre-tax discount rates used, which are considered to be key assumptions, are as follows:

	2020		2019[a]
	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %
Americas	1.7	8.5	1.9	8.8
EMEAA	1.9	12.1	2.1	9.1
Greater China	2.5	13.3	2.5	10.8

[a]	Re-presented to reflect the weighted average terminal growth rates and pre-tax discount rates applied across the groups of CGUs.

The recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying value such that no impairment has arisen.

The recoverable amounts of the CGUs, or groups of CGUs, have also been calculated for the Downside Case scenario (see page 133) with no impairment arising.

UK portfolio

For impairment testing of the UK portfolio, which is reported within the EMEAA reportable segment, each hotel is deemed to be a CGU. The 12 individual hotels are treated as a group for impairment testing of goodwill, as goodwill cannot be allocated to individual hotels other than on an arbitrary basis. Impairment charges in 2019 and 2020 are summarised in note 6, with the key assumptions detailed on page 135.

Software

Software includes $274m relating to the development of the next-generation Guest Reservation System with Amadeus. Of this amount, $141m relating to Phase 2 of the project is not yet being amortised as it has not been completed; the project is expected to complete and commence amortisation in the first half of 2021. Phase 1 is being amortised over 10 years, with eight years remaining at 31 December 2020, reflecting the Group’s experience of the long life of guest reservation systems and the initial term over which the Group is party to a technology agreement with Amadeus.

Substantially all software additions are internally developed. Individual assets were reviewed for impairment in the year, with $4m impairment charged to the System Fund relating to projects which are no longer expected to complete.

Management agreements

Management agreements relate to contracts recognised at fair value on acquisition. The weighted average remaining amortisation period for all management agreements is 18 years (2019: 26 years).

2020 impairment testing of management agreements

The impairment charge of $48m relates to the Kimpton ($5m), Regent ($2m) and Six Senses ($41m) management agreement portfolios acquired in 2015, 2018 and 2019 respectively. The key assumption is RevPAR growth (detailed on page 135). Cash flows beyond the five-year period are extrapolated using long-term growth rates that do not exceed the average long-term growth rates for the relevant markets.

Contracts were valued at the higher of value in use and fair value less costs of disposal, using discounted cash flow techniques that measure the present value of projected income flows. Where the recoverable amount is measured at fair value, this is categorised as a Level 3 fair value measurement.

Management agreement portfolios	Region	Basis of recoverable amount	Recoverable amount $m	Long-term growth rate %	Pre-tax discount rate %
Kimpton	Americas	Value in use	4	1.7	8.4
Regent	Greater China	Value in use	3	2.0-4.6	7.0-15.9
Six Senses (open hotels)	EMEAA	Fair value less costs of disposal	–	2.0	8.9-14.7
	Greater China	Fair value less costs of disposal	–	2.0	9.9
Six Senses (pipeline)	Americas	Value in use	1	2.0	9.8
	EMEAA	Value in use	2	2.0	8.9
	Greater China	Value in use	–	2.0	8.5

Sensitivities relating to the Six Senses portfolio are detailed on page 136. The recoverable amount of management agreements is $10m which is the maximum sensitivity to further impairment.

2019 impairment testing of management agreements

The 2019 impairment charge of $50m related to the Kimpton management agreement portfolio acquired in 2015 and arose from revised expectations regarding future trading, the rate of hotel exits and the cost of retaining hotels in the portfolio. The recoverable amount was based on value in use calculations using management fee projections based on near-term industry projected growth rates for the sector and were discounted at a rate of 8.0%.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	167

Group Financial Statements

Notes to the Group Financial Statements continued

14. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m
Cost
At 1 January 2019	199	314	513
Acquisition of businesses	1	1	2
Additions	9	68	77
Transfers to assets classified as held for sale (note 12)	–	(12)	(12)
Fully depreciated assets written off	(2)	(60)	(62)
Disposals	–	(6)	(6)
Exchange and other adjustments	–	2	2
At 31 December 2019	207	307	514
Additions	2	28	30
Fully depreciated assets written off	–	(17)	(17)
Disposals	(1)	(2)	(3)
Exchange and other adjustments	–	6	6
At 31 December 2020	208	322	530
Depreciation and impairment
At 1 January 2019	(72)	(168)	(240)
Provided	(3)	(35)	(38)
System Fund expense	–	(2)	(2)
Transfers to assets classified as held for sale (note 12)	–	9	9
Fully depreciated assets written off	2	60	62
Disposals	–	4	4
At 31 December 2019	(73)	(132)	(205)
Provided	(4)	(33)	(37)
System Fund expense	–	(5)	(5)
Impairment charge	(39)	(51)	(90)
System Fund impairment charge	–	(5)	(5)
Fully depreciated assets written off	–	17	17
Disposals	1	1	2
Exchange and other adjustments	–	(6)	(6)
At 31 December 2020	(115)	(214)	(329)
Net book value
At 31 December 2020	93	108	201
At 31 December 2019	134	175	309
At 1 January 2019	127	146	273

The Group’s property, plant and equipment mainly comprises buildings and leasehold improvements on 23 hotels (2019: 26 hotels), but also offices and computer hardware, throughout the world.

Impairment testing of property, plant and equipment

Total impairment charges of $90m were recognised in relation to property, plant and equipment in the year, in addition $5m was recognised in the System Fund.

For impairment testing of hotel properties, each hotel is deemed to be a CGU. Covid-19 was considered as a trigger for impairment testing for all hotel assets and impairment charges of $50m were recognised in relation to the UK portfolio and $35m relating to three premium-branded hotels in North America, both based on value in use calculations. The key assumptions and sensitivities relating to these assets are detailed on page 135.

Impairment charges of $3m were also recognised in relation to three development land sites held by the Group in the US which were measured at fair value. The sites were appraised by a professional external valuer using comparable sales data. Within the fair value hierarchy, this is categorised as a Level 3 measurement.

Impairment charges of $7m were recognised in relation to property, plant and equipment in the US corporate headquarters. The key assumptions and sensitivities are detailed on page 136. $5m of this impairment charge was borne by the System Fund in line with existing principles for cost allocation relating to this facility.

168	IHG | Annual Report and Form 20-F 2020

14. Property, plant and equipment continued

Net book value by operating segment

The table below analyses the net book value of the Group’s property, plant and equipment by operating segment at 31 December 2020:

	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m
Land and buildings	81	1	–	11	93
Fixtures, fittings and equipment	46	10	–	52	108
	127	11	–	63	201

15. Leases

Right-of-use assets

	Property $m	Other $m	Total $m
Cost
At 1 January 2019	792	5	797
Additions and other re-measurements	39	1	40
Acquisition of businesses (note 11)	25	–	25
Transfers to assets classified as held for sale (note 12)	(23)	–	(23)
Terminations	(15)	(1)	(16)
Exchange and other adjustments	4	–	4
At 31 December 2019	822	5	827
Additions and other re-measurements	12	1	13
Derecognition	(93)	–	(93)
Terminations	(125)	(2)	(127)
Exchange and other adjustments	1	–	1
At 31 December 2020	617	4	621
Depreciation and impairment
At 1 January 2019	(282)	(2)	(284)
Provided	(37)	(1)	(38)
System Fund expense	(5)	–	(5)
Impairment charge	(32)	–	(32)
Transfers to assets classified as held for sale (note 12)	8	–	8
Terminations	14	1	15
Exchange and other adjustments	(1)	–	(1)
At 31 December 2019	(335)	(2)	(337)
Provided	(34)	(1)	(35)
System Fund expense	(4)	–	(4)
Impairment charge	(16)	–	(16)
System Fund impairment charge	(32)	–	(32)
Derecognition	44	–	44
Terminations	64	1	65
Exchange and other adjustments	(3)	–	(3)
At 31 December 2020	(316)	(2)	(318)
Net book value
At 31 December 2020	301	2	303
At 31 December 2019	487	3	490
At 1 January 2019	510	3	513

The Group’s leased assets mainly comprise hotels and offices. Leases contain a wide range of different terms and conditions. The term of property leases ranges from 1-99 years. The weighted average lease term remaining on the Group’s top eight leases (which comprise 92% of the right-of-use asset net book value) is 53 years.

Many of the Group’s property leases contain extension or early termination options, which are used for operational flexibility. One of the Group’s top eight leases contains a material extension option which is not included in the calculation of the lease asset and liability as the extension would not take effect before 2031. The value of the undiscounted rental payments relating to this lease and not included in the value of the lease asset and liability is $288m. Additionally, the Group has the option to extend the term of the InterContinental Boston lease for two additional 20-year terms, the first of which would take effect from 2105. These extension options have not been included in the calculation of the lease liability.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	169

Group Financial Statements

Notes to the Group Financial Statements continued

15. Leases continued

Impairment testing of right-of-use assets

For impairment testing of hotel properties, each hotel is deemed to be a CGU. The impact of Covid-19 and the recovery period on trading was considered as a trigger for impairment testing for all hotel assets and an impairment charge of $5m was recognised relating to one hotel in the EMEAA region, based on value in use calculations. Trading projections reflect the five-year RevPAR recovery period outlined on page 135 and estimated future cash flows were discounted at a pre-tax rate of 8.8%.

Additionally, impairment charges of $43m were recognised in relation to the US corporate headquarters, using the assumptions described on page 136. $32m of this impairment charge was borne by the System Fund in line with existing principles for cost allocation relating to this facility.

Other right-of-use assets were also tested for impairment with no resulting charge, the most significant of which was the InterContinental Boston, which has non-current assets with a total carrying value of $195m. Details of the testing performed and sensitivities are contained on page 137.

Terminations

The lease of the InterContinental San Juan was terminated in 2020, resulting in a total gain of $30m (see note 6). Other terminations relate mainly to office properties where the lease was terminated in the period.

Lease liabilities

Total lease liabilities are analysed as follows:

	2020 $m	2019 $m
Currency
US dollars	385	514
Sterling	10	52
Euros	7	43
Other	48	51
	450	660

Analysed as:
Current	34	65
Non-current	416	595
	450	660

Amounts recognised in profit or loss
The following amounts were recognised as expense/(income) in the year:

	2020 $m	2019 $m	2018 $m
Depreciation of right-of-use assets	35	38	35
System Fund depreciation of right-of-use assets	4	5	4
Impairment charge	16	32	–
System Fund impairment charge	32	–	–
Derecognition of right-of-use assets and lease liabilities	(22)	–	–
Gain on lease termination	(30)	–	–
Expense relating to variable lease payments	7	58	48
Expense relating to short-term leases and low-value assets	2	3	3
Income from sub-leasing right-of-use assets	(1)	(2)	(2)
Recognised in operating (loss)/profit	43	134	88
Interest on lease liabilities	37	41	39
Total recognised in the Group income statement	80	175	127

Amounts recognised in the Group statement of cash flows

Total cash paid during the year relating to leases of $104m (2019: $159m, 2018: $132m) comprises $39m (2019: $100m, 2018: $97m) paid in respect of operating activities and $65m (2019: $59m, 2018: $35m) paid in respect of financing activities.

Variable lease payments

Variable lease payments are payable under certain of the Group’s hotel leases and arise where the Group is committed to making additional lease payments that are contingent on the performance of the hotels.

Variable lease payments relating to the UK portfolio and two German hotels are discussed in note 6.

Exposure to future cash outflows

At 31 December 2020, the Group was committed to future cash outflows of $nil (2019: $3m) relating to leases that have not yet commenced. A lease liability is recorded when the leased assets are available for use by the Group.

The maturity analysis of lease liabilities is disclosed in note 24.

The undiscounted future cash flows receivable from subleased properties amount to $2m (2019: $3m, 2018: $3m).

170	IHG | Annual Report and Form 20-F 2020

16. Investment in associates and joint ventures

	2020 $m	2019 $m
Cost
At 1 January	145	140
Additions	17	14
Share of (losses)/gains	(14)	(3)
System Fund share of losses	(1)	–
Dividends and distributions	(7)	(7)
Exchange and other	(4)	1
At 31 December	136	145
Impairment
At 1 January	(35)	(36)
Charge for the year[a]	(23)	–
Exchange and other	3	1
At 31 December	(55)	(35)
Net book value	81	110

[a]	In note 6 the $23m impairment charge is presented net of $4m gain on related put option.

Barclay associate

The Group held one material associate investment at 31 December 2020, a 19.9% interest in 111 East 48th Street Holdings, LLC (the ‘Barclay associate’) which owns InterContinental New York Barclay, a hotel managed by the Group. The investment is classified as an associate and equity accounted. Whilst the Group has the ability to exercise significant influence through certain decision rights, approval rights relating to the hotel’s operating and capital budgets rest solely with the 80.1% majority member. The Group’s ability to receive cash dividends is dependent on the hotel generating sufficient income to satisfy specified owner returns.

Due to the significant trading impact of Covid-19 and resulting restrictions in New York, the hotel was closed for most of 2020 and does not expect to reopen until Spring 2021. The 2021 closure period and the significant impact on RevPAR during the recovery period is considered to affect the hotel valuation, hence impairment testing was performed on the Barclay associate, resulting in an impairment charge of $13m. There is also a related put option which was valued at $4m. Details of the put option, impairment testing performed and sensitivities are contained on page 136.

Summarised financial information in respect of the Barclay associate is set out below:

31 December	2020 $m	2019 $m
Non-current assets	497	515
Current assets	32	75
Current liabilities	(19)	(22)
Non-current liabilities	(247)	(323)
Net assets	263	245
Group share of reported net assets at 19.9%	52	49
Adjustments to reflect impairment, capitalised costs, and additional rights and obligations under the shareholder agreement	(9)	4
Carrying amount	43	53

Year ended 31 December	2020 $m	2019 $m
Revenue	16	108
Loss from continuing operations and total comprehensive loss for the year	(52)	(17)
Group’s share of loss for the year, including the cost of funding owner returns	(13)	(10)

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	171

Group Financial Statements

Notes to the Group Financial Statements continued

16. Investment in associates and joint ventures continued

Other associates and joint ventures

The summarised aggregated financial information for individually immaterial associates and joint ventures is set out below. These are mainly investments in entities that own hotels which the Group manages.

	Associates			Joint ventures			Total
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Share of (losses)/gains
(Losses)/profits from continuing operations and total comprehensive (loss)/profit for the year	(3)	7	2	2	–	5	(1)	7	7

Impairment testing was performed on other associate investments containing hotel assets using management forecasts covering a five-year period, as detailed on page 135. This resulted in impairment of two associates, both in the Americas region, by a total of $8m. Estimated future cash flows were discounted at pre-tax rates of 12.0% and 8.4%, resulting in recoverable amounts of $1m and $4m respectively.

A further associate with a value of $5m at 31 December 2019 was liquidated in 2020. A final dividend of $3m was received and the remaining investment of $2m was impaired to $nil; the charge is recognised within Central costs.

During 2018, the Group received a distribution of $32m from a joint venture following the sale of the hotel owned by the joint venture. A further $2m was received in 2020 on liquidation of the joint venture.

17. Other financial assets

	2020 $m	2019 $m
Equity securities:
Equity shares quoted on an active market	–	8
Other equity shares	88	125
	88	133
Restricted funds:
Shortfall reserve deposit	9	25
Ring-fenced amounts to satisfy insurance claims:
Cash	3	11
Money market funds	15	16
Bank accounts pledged as security	43	41
Other	3	5
	73	98
Trade deposits and loans	8	57
	169	288

Analysed as:
Current	1	4
Non-current	168	284
	169	288

172	IHG | Annual Report and Form 20-F 2020

17. Other financial assets continued

Equity securities

Equity securities are measured at fair value through other comprehensive income and mainly comprise strategic investments in entities that own hotels which the Group manages. The methodology to calculate fair value and the sensitivities to the relevant significant unobservable inputs are detailed in note 25. The fair value of the most significant investments at 31 December 2020 together with the dividend income received in 2020 is as follows:

	2020
	Fair value $m	Dividend income[a] $m
Investment in entity which owns:
InterContinental The Willard Washington DC	22	–
InterContinental San Francisco	15	1
InterContinental Grand Stanford Hong Kong	27	–

[a]	Reported within ‘other operating income’ in the Group income statement.

Restricted funds

The shortfall reserve deposit is held for the specific purpose of funding shortfalls in owner returns relating to the Barclay associate. The calculation of shortfalls is subject to ‘force majeure’ clauses which include epidemics. Any shortfalls funded are subject to potential clawback in future years. The maximum length of time for which the restricted funds will be held is the life of the hotel management agreement. $16m was withdrawn from the deposit during the current year in connection with the refinancing of the hotel’s senior bank loan and to fund working capital requirements.

Amounts ring-fenced to satisfy insurance claims are principally held in the Group’s Captive, which is a regulated entity (see note 21).

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

Trade deposits and loans

In 2019, trade deposits and loans included a discounted value related to deposits made to SVC. The deposits ($33m) were impaired in full in the year (see page 137) and the contracts were subsequently terminated on 30 November 2020.

Expected credit losses

Other financial assets with a total value of $66m (2019: $136m) are subject to the expected credit loss model requirements of IFRS 9. Equity securities, money market funds and other amounts measured at fair value are excluded. With the exception of the expected credit loss arising on trade deposits and loans (see below), expected credit losses are considered to be immaterial. Included within trade deposits and loans is an owner loan with a principal value of $6m where repayments due in 2020 have not been received; this loan was impaired in full in the year. Other trade deposits and loans are not past due.

	2020 $m	2019 $m
Trade deposits and loans:
Gross and net balance with no significant increase in credit risk since initial recognition	4	54
Gross balance with a significant increase in credit risk since initial recognition	19	–
Provision for lifetime expected credit losses[a]	(15)	–

[a]	Comprises $6m and $9m relating to the Americas and EMEAA regions respectively.

Credit risk

Restricted funds are held with bank counterparties which are rated at least A+ based on Standard and Poor’s ratings.

The maximum exposure to credit risk of other financial assets at the end of the reporting period by geographic region is as follows:

	2020 $m	2019 $m
Americas	72	169
EMEAA	64	81
Greater China	33	38
	169	288

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	173

Group Financial Statements

Notes to the Group Financial Statements continued

18. Trade and other receivables

	2020 $m	2019 $m
Trade receivables[a]	309	515
Other receivables	129	37
Prepayments	76	114
	514	666

[a]	Including cost reimbursements of $26m (2019: $67m).

Trade and other receivables are held at amortised cost. Trade receivables are non-interest-bearing and are generally on payment terms of up to 30 days. The fair value of trade and other receivables approximates their carrying value.

Other receivables includes $77m relating to the UK portfolio rent. The Group has deferred rent payments due since 1 April 2020 (other than payments of ground rent) with consideration given to the UK Government and other commercial tenant protection measures which are in place up to 31 March 2021. A final rent reconciliation is expected in mid-2021, at which point no further rent will be payable and any rent paid in relation to 2020 will be recoverable from the landlord. $65m has been recognised within trade and other payables in relation to the rents due under the leases at 31 December, with the receivable balance reflecting the recovery of both amounts due and amounts paid in 2020.

Expected credit losses

The impairment charge in respect of trade receivables was $40m (2019: $8m). This amount and $48m relating to trade deposits and loans (see note 17) comprise the total impairment loss on financial assets in the Group income statement. A further impairment charge of $24m was recognised within System Fund expenses (2019: $12m).

In the Group’s interim financial statements as at 30 June 2020, exceptional items included an impairment of trade receivables of $22m which had been determined to be directly as a result of Covid-19. The subsequent improvement in cash collection and the considerations required to identify whether subsequent expected credit losses over the extended period of the pandemic are due to Covid-19 have resulted in none of the full year $40m impairment of trade receivables being presented within exceptional items.

Expected credit losses were calculated as follows:

•	By applying the Group’s historical policy for estimating the expected credit loss provision, supported by the Group’s prior experience; and

•	By identifying hotel owners subject to payment plans or identified as distressed and applying a percentage provision to all outstanding receivables.

The net balances presented in the table below could result in additional credit losses if they are ultimately found to be uncollectible.

The ageing of trade receivables at the end of the reporting period is shown below; the ageing reflects the initial terms under the invoice rather than the revised terms where payment flexibility has been provided to owners. Expected credit losses relating to other receivables are immaterial.

	2020			2019
	Gross $m	Credit loss allowance $m	Net $m	Gross $m	Credit loss allowance $m	Net $m
Not past due	153	(1)	152	363	(3)	360
Past due 1 to 30 days	59	(2)	57	74	(3)	71
Past due 31 to 90 days	61	(6)	55	56	(5)	51
Past due more than 90 days	40	(7)	33	35	(7)	28
Past due more than 180 days	74	(62)	12	5	–	5
	387	(78)	309	533	(18)	515

The credit risk relating to balances not past due is not deemed to be significant.

The movement in the allowance for expected lifetime credit losses of trade receivables during the year is as follows:

	2020 $m	2019 $m	2018 $m
At 1 January	(18)	(11)	(77)
Adjustment arising on adoption of IFRS 9[a]	–	–	67
Impairment loss	(40)	(8)	(17)
System Fund impairment loss	(24)	(12)	(11)
Amounts written off	7	14	26
Exchange and other adjustments	(3)	(1)	1
At 31 December	(78)	(18)	(11)

[a]	IFRS 9 was applied from 1 January 2018. Under the transition method chosen, comparative information was not restated.

174	IHG | Annual Report and Form 20-F 2020

18. Trade and other receivables continued

Credit risk

The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is as follows:

	2020 $m	2019 $m
Americas	212	359
EMEAA	183	141
Greater China	43	52
	438	552

19. Cash and cash equivalents

	2020 $m	2019 $m
Cash at bank and in hand	104	160
Short-term deposits	358	–
Money market funds	892	35
Repurchase agreements	321	–
Cash and cash equivalents as recorded in the Group statement of financial position	1,675	195
Bank overdrafts (note 22)	(51)	(87)
Cash and cash equivalents as recorded in the Group statement of cash flows	1,624	108

Cash at bank and in hand includes bank balances of $55m (2019: $95m) which are matched by bank overdrafts of $51m (2019: $87m) under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position with the matching overdrafts held by the Group’s central treasury company in the UK. Accordingly, bank overdrafts are included within cash and cash equivalents for the purposes of the cash flow statement.

Short-term deposits, money market funds and repurchase agreements are highly liquid investments with an original maturity of three months or less.

At 31 December 2020, $5m (2019: $6m) is restricted for use on capital expenditure under hotel lease agreements and therefore not available for wider use by the Group. An additional $44m (2019: $16m) is held within countries from which funds are not currently able to be repatriated to the Group’s central treasury company.

Details of the credit risk on cash and cash equivalents is included in note 24.

20. Trade and other payables

	2020 $m	2019 $m
Current
Trade payables	80	90
Other tax and social security payable	37	42
Other payables	146	97
Deferred purchase consideration (note 25)	13	–
Contingent purchase consideration (note 25)	–	1
Accruals	190	338
	466	568
Non-current
Other payables	4	3
Deferred purchase consideration (note 25)	11	23
Contingent purchase consideration (note 25)	79	90
	94	116

Other payables includes $65m relating to the UK portfolio rent (see note 18).

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	175

Group Financial Statements

Notes to the Group Financial Statements continued

21. Provisions

	Litigation $m	Insurance reserves $m	Onerous contractual expenditure (note 6) $m	Other $m	Total $m
At 1 January 2019	2	25	–	–	27
Provided, of which $28m is recorded within exceptional items	30	13	–	–	43
Utilised	–	(8)	–	–	(8)
At 31 December 2019	32	30	–	–	62
Reclassification from trade and other payables	2	–	–	–	2
Provided, of which $10m is recorded within exceptional items	7	13	10	4	34
Utilised	(20)	(7)	(3)	–	(30)
Released, of which $9m is recorded within exceptional items	(9)	–	–	–	(9)
Exchange adjustments	–	–	1	–	1
At 31 December 2020	12	36	8	4	60

	2020 $m	2019 $m
Analysed as:
Current	16	40
Non-current	44	22
	60	62

Litigation

The litigation provision is principally related to management’s best estimate of settlements required in respect of lawsuits filed against the Group in the Americas region. The Group expects the provision to be principally utilised within 12 months. There are certain claims that the Group will be able to pursue in relation to these matters, although it is not practicable to quantify the amounts at this point in time.

In 2019, amounts were provided primarily representing management’s best estimate of settlement in respect of a lawsuit filed against the Group in the Americas region, together with the cost of an arbitration award against the Group in the EMEAA region. The amounts utilised in 2020 principally reflect the final resolution of these matters.

The amount released in the year principally relates to the lawsuit within the Americas region (see above) as the Group was able to enforce certain indemnities such that the Group did not have to settle the full amount which had been provided.

Insurance reserves

The Group self-insures certain risks relating to its corporate operations and owned and leased properties, and also acts as third-party insurer for certain risks of its managed hotels. The insurance reserves held mainly relate to general liability, workers compensation, US medical and employment practices liability insurances. The amounts are based on reserves held principally in the Group’s Captive insurance company, and are established using independent actuarial assessments wherever possible, or a reasonable assessment based on past claims experience.

Over and above the actuarially determined reserves, the Group is potentially exposed to claims with individual caps which do not exceed $4m for periods prior to 2011 and up to $40m in aggregate for periods since 2011, noting that actual claims did not differ significantly to estimates in 2020 or 2019.

Amounts utilised within the reserves are paid to a third-party insurer for subsequent settlement with the claimant. In order to protect the third-party insurer against the solvency risk of the Captive, the Group has outstanding letters of credit (see note 31).

In respect of the managed hotels, the Group received insurance premiums of $19m (2019: $19m, 2018: $11m) and incurred claims expense of $16m (2019: $18m, 2018: $10m). Insurance premiums earned are included in Central revenue.

Other

Includes dilapidations provisions and is expected to be utilised over a two to three-year period.

176	IHG | Annual Report and Form 20-F 2020

22. Loans and other borrowings

	2020			2019
	Current $m	Non-current $m	Total $m	Current $m	Non-current $m	Total $m
Unsecured bank loans	–	–	–	–	125	125
£173m 3.875% bonds 2022	–	235	235	–	528	528
€500m 1.625% bonds 2024	–	611	611	–	–	–
£300m 3.75% bonds 2025	–	413	413	–	399	399
£350m 2.125% bonds 2026	–	479	479	–	462	462
€500m 2.125% bonds 2027	–	618	618	–	564	564
£400m 3.375% bonds 2028	–	542	542	–	–	–
Commercial paper	818	–	818	–	–	–
	818	2,898	3,716	–	2,078	2,078
Bank overdrafts	51	–	51	87	–	87
Total loans and other borrowings	869	2,898	3,767	87	2,078	2,165

Denominated in the following currencies:
Sterling	821	1,669	2,490	2	1,389	1,391
US dollars	31	–	31	82	125	207
Euros	13	1,229	1,242	1	564	565
Other	4	–	4	2	–	2
	869	2,898	3,767	87	2,078	2,165

Unsecured bank loans

Unsecured bank loans are borrowings under the Group’s Syndicated and Bilateral Facilities. Amounts are classified as non-current when the facilities have more than 12 months to expiry.

The Syndicated Facility comprises a $1,275m revolving credit facility and the Bilateral Facility comprises a $75m revolving credit facility. During 2020, the maturities of both facilities have been extended for 18 months to September 2023. The covenant tests have been waived or amended as detailed in note 24.

The Bilateral Facility contains the same terms and covenants as the Syndicated Facility (see note 24).

A variable rate of interest is payable on amounts drawn under both facilities, which were undrawn at 31 December 2020. The maximum amount drawn under the combined facilities during the year was $690m (2019: $475m).

£173m 3.875% bonds 2022

£400m 3.875% fixed interest sterling bonds were issued on 28 November 2012. On 8 October 2020 £227m were repurchased at 104.4% of face value. The premium on repayment and associated write-off of fees and discount totalling $14m are classified as exceptional costs due to their size and nature (see note 6). The remaining bonds are repayable in full on 28 November 2022. Interest is payable annually on 28 November. The bonds were initially priced at 98.787% of face value and are unsecured.

€500m 1.625% bonds 2024

The 1.625% fixed interest euro bonds were issued on 8 October 2020 and are repayable in full on 8 October 2024. Interest is payable annually on 8 October. The bonds were initially priced at 99.563% of face value and are unsecured. Currency swaps were transacted at the same time the bonds were issued in order to swap the proceeds and interest flows into sterling (see note 24).

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

£400m 3.375% bonds 2028

The 3.375% fixed interest sterling bonds were issued on 8 October 2020 and are repayable in full on 8 October 2028. Interest is payable annually on 8 October. The bonds were initially priced at 98.966% of face value and are unsecured.

Commercial paper

The Group issued £600m under the UK Government’s Covid Corporate Financing Facility (‘CCFF’), maturing on 16 March 2021. The paper was priced at 99.556% of face value and is unsecured.

Bank overdrafts

Bank overdrafts are matched by equivalent amounts of cash and cash equivalents under the Group’s cash pooling arrangements (see note 19).

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	177

Group Financial Statements

Notes to the Group Financial Statements continued

22. Loans and other borrowings continued

Facilities provided by banks

	2020			2019
	Utilised $m	Unutilised $m	Total $m	Utilised $m	Unutilised $m	Total $m
Committed	–	1,350	1,350	125	1,225	1,350
Uncommitted	–	50	50	–	54	54
	–	1,400	1,400	125	1,279	1,404

	2020 $m	2019 $m
Expiry of unutilised facilities
Within one year	50	54
After two but before five years	1,350	1,225
	1,400	1,279

Utilised facilities are calculated based on actual drawings and may not agree to the carrying value of loans held at amortised cost.

23. Net debt

		2020 $m	2019 $m
Cash and cash equivalents		1,675	195
Loans and other borrowings	– current	(869)	(87)
	– non-current	(2,898)	(2,078)
Lease liabilities	– current	(34)	(65)
	– non-current	(416)	(595)
	– classified as held for sale (note 12)	–	(20)
Derivative financial instruments hedging debt values (note 24)		13	(15)
Net debt		(2,529)	(2,665)

Movement in net debt
Net increase/(decrease) in cash and cash equivalents, net of overdrafts	1,430	(500)
Add back financing cash flows in respect of other components of net debt:
Principal element of lease payments	65	59
Issue of long-term bonds, including effect of currency swaps	(1,093)	–
Issue of commercial paper	(738)	–
Repayment of long-term bonds	290	–
Decrease/(increase) in other borrowings	125	(127)
Decrease/(increase) in net debt arising from cash flows	79	(568)
Other movements:
Lease liabilities	144	(43)
Increase in accrued interest	(5)	(7)
Acquisitions and disposals	19	(25)
Exchange and other adjustments	(101)	(57)
Decrease/(increase) in net debt	136	(700)
Net debt at beginning of the year	(2,665)	(1,965)
Net debt at end of the year	(2,529)	(2,665)

Information concerning Non-GAAP measures can be found in the Strategic Report on pages 47 to 51.

Net debt on a frozen GAAP basis as calculated for bank covenants was $2,375m (2019: $2,241m). Further details are provided on page 181.

178	IHG | Annual Report and Form 20-F 2020

23. Net debt continued

Loans and other borrowings (excluding bank overdrafts), lease liabilities, and currency swaps comprise the liabilities included in the financing activities section of the Group statement of cash flows and their movements are analysed as follows:

	At 1 January 2020 $m	Financing cash flows $m	Exchange adjustments $m	Disposal $m	Other[a] $m	At 31 December 2020 $m
Unsecured bank loans	125	(125)	–	–	–	–
Lease liabilities	680	(65)	(2)	(19)	(144)	450
£173m 3.875% bonds 2022	528	(290)	–	–	(3)	235
€500m 1.625% bonds 2024	–	585	26	–	–	611
£300m 3.75% bonds 2025	399	–	13	–	1	413
£350m 2.125% bonds 2026	462	–	16	–	1	479
€500m 2.125% bonds 2027	564	–	53	–	1	618
£400m 3.375% bonds 2028	–	511	29	–	2	542
Commercial paper	–	738	78	–	2	818
	2,758	1,354	213	(19)	(140)	4,166
Currency swaps (exchange of principal)	20	(3)	–	–	–	17
Currency swaps (initial fee received)	–	3	–	–	(3)	–
	2,778	1,354	213	(19)	(143)	4,183

[a]	Includes $90m lease termination relating to InterContinental San Juan (see note 6).

	At 1 January 2019 $m	Financing cash flows $m	Exchange adjustments $m	Acquisition of businesses $m	Other $m	At 31 December 2019 $m
Unsecured bank loans	–	127	(2)	–	–	125
Lease liabilities	670	(59)	1	25	43	680
£400m 3.875% bonds 2022	509	–	18	–	1	528
£300m 3.75% bonds 2025	385	–	13	–	1	399
£350m 2.125% bonds 2026	447	–	15	–	–	462
€500m 2.125% bonds 2027	569	–	(12)	–	7	564
	2,580	68	33	25	52	2,758
Currency swaps	(7)	–	–	–	27	20
	2,573	68	33	25	79	2,778

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

Foreign exchange risk

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit or loss, net liabilities and its interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in sterling and euros. The Group holds its bond debt in sterling which is the primary currency of shareholder returns. US dollars are also borrowed to reflect the predominant trading currency and act as a net investment hedge of US dollar denominated assets.

The Group transacted currency swaps at the same time as the €500m 2.125% 2027 and €500m 1.625% 2024 bonds were issued in November 2018 and October 2020 in order to swap the bonds’ proceeds and interest flows into sterling (see page 180).

From time to time, the Group hedges a portion of forecast foreign currency income by taking out forward exchange contracts. There were no such contracts in place at either 31 December 2020 or 31 December 2019.

Interest rate risk

The Group is exposed to interest rate risk in relation to its fixed and floating rate borrowings. The Group’s policy requires a minimum of 50% fixed rate debt over the next 12 months. With the exception of overdrafts, 100% of borrowings were fixed rate debt at 31 December 2020 (2019: 94%).

If required, the Group uses interest rate swaps to manage interest rate risk. The Group designates interest rate swaps as cash flow hedges. No interest rate swaps were used to manage interest rate exposure during 2020, 2019, or 2018.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	179

Group Financial Statements

Notes to the Group Financial Statements continued

24. Financial risk management and derivative financial instruments continued

Derivative financial instruments

Derivatives are recorded in the Group statement of financial position at fair value (see note 25) as follows:

Description	Hedge relationship	2020 $m	2019 $m
Put option	None	4	–
Currency swaps	Cash flow hedge	(17)	(20)
Short-dated foreign exchange swaps	Net investment hedge	–	1
		(13)	(19)

Analysed as:
Non-current assets		5	–
Current assets		–	1
Non-current liabilities		(18)	(20)
		(13)	(19)

The carrying amount of currency swaps of $(17)m (2019: $(20)m) comprises $13m gain (2019: $15m loss) relating to exchange movements on the underlying principal, included within net debt (see note 23), and $30m loss (2019: $5m loss) relating to other fair value movements.

Details of the credit risk on derivative financial instruments are included on page 183.

Cash flow hedges

Currency swaps have been transacted to swap the proceeds from the euro bonds to sterling as follows:

Date of designation	Pay leg	Interest rate	Receive leg	Interest rate	Maturity	Risk	Hedge type	Hedged item

November 2018	£436m	3.5%	€500m	2.125%	May 2027	Foreign exchange	Cash flow	€500m 2.125% bonds 2027

October 2020	£454m	2.7%	€500m	1.625%	October 2024	Foreign exchange	Cash flow	€500m 1.625% bonds 2024

Hedge ineffectiveness arises where the cumulative changes in the fair value of the swaps exceed the change in the fair value of the bonds.

The change in the fair value of hedging instruments used to measure hedge ineffectiveness in the period mirrors that of the hypothetical derivative (hedged item) and was $7m (2019: $30m).

Hedge ineffectiveness may occur due to any opening fair value of the hedging instrument, or a change in the credit risk of the Group or counterparty. There was no ineffectiveness in 2020 or 2019.

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

Short-dated foreign exchange swaps are used to manage sterling surplus cash and reduce US dollar borrowings whilst maintaining operational flexibility. The maximum amount held during the year as net investment hedges and tested for effectiveness at calendar quarter ends were short-dated foreign exchange swaps with principals of $nil (2019: $100m).

There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a foreign exchange risk that will match the foreign exchange risk on the US dollar borrowing. The Group has established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.

The change in value of hedging instruments recognised in the currency translation reserve through other comprehensive income was $1m loss (2019: $2m loss). There was no ineffectiveness recognised in the Group income statement during the current or prior year.

180	IHG | Annual Report and Form 20-F 2020

24. Financial risk management and derivative financial instruments continued

Interest and foreign exchange risk sensitivities

The following table shows the impact of a general strengthening in the US dollar against sterling and euro on the Group’s (loss)/profit before tax and net liabilities, and the impact of a rise in US dollar, euro and sterling interest rates on the Group’s (loss)/profit before tax. The impact of the strengthening in the euro against sterling on net liabilities is also shown, as this impacts the fair value of the currency swaps.

		2020 $m	2019 $m	2018 $m
Increase/(decrease) in profit before tax
Sterling: US dollar exchange rate	5¢ fall	5.9	4.0	4.1
Euro: US dollar exchange rate	5¢ fall	0.3	(2.6)	(2.4)
US dollar interest rates	1% increase	2.2	(1.6)	(0.9)
Sterling interest rates	1% increase	12.9	0.6	5.5
Decrease/(increase) in net liabilities
Sterling: US dollar exchange rate	5¢ fall	30.2	39.9	25.9
Euro: US dollar exchange rate	5¢ fall	50.6	24.1	23.8
Sterling: euro exchange rate	5¢ fall	68.2	33.0	31.9

In 2020, interest rate sensitivity relates to cash balances and would only be realised to the extent deposit rates increase by 1%.

Interest rate sensitivities include the impact of hedging and are calculated based on the year-end net debt position.

Liquidity risk

Group policy ensures sufficient liquidity is maintained to meet all foreseeable medium-term cash requirements and provide headroom against unforeseen obligations. The Group has taken steps to strengthen its liquidity in the year (see page 133).

Cash and cash equivalents are held in short-term deposits, repurchase agreements, and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $44m (2019: $16m) is held in countries where repatriation is restricted (see note 19).

Medium and long-term borrowing requirements are met through committed bank facilities and bonds as detailed in note 22. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and facilities, and are currently met by commercial paper issued under the CCFF.

The Syndicated and Bilateral Facilities contain two financial covenants: interest cover and a leverage ratio. Covenants are monitored on a ‘frozen GAAP’ basis excluding the impact of IFRS 16 and are tested at half year and full year on a trailing 12-month basis.

The interest cover covenant requires a ratio of Covenant EBITDA: Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt: Covenant EBITDA of below 3.5:1. Covenant EBITDA is calculated (on a frozen GAAP basis) as operating profit before exceptional items, depreciation and amortisation and System Fund revenues and expenses.

These covenants have been waived from 30 June 2020 through 31 December 2021 and have been relaxed for test dates in 2022.

A minimum liquidity covenant of $400m has been introduced which will be tested at each test date up to and including 31 December 2022. For covenant purposes, liquidity is defined as unrestricted cash and cash equivalents (net of bank overdrafts) plus undrawn facilities with a remaining term of at least six months.

	2019 and prior	30 June 2020 to 31 December 2021	30 June 2022	31 December 2022	30 June 2023
Amended covenant test levels for Syndicated and Bilateral Facilities
Leverage	<3.5x	waived	<7.5x	<6.5x	<3.5x
Interest cover	>3.5x	waived	>1.5x	>2.0x	>3.5x
Liquidity	n/a	$400m	$400m	$400m	n/a

The following table details performance against covenant tests. The measures used in these tests are calculated on a frozen GAAP basis and do not align to the values reported by the Group as Non-GAAP measures:

	2020 $m	2019 $m
Covenant EBITDA	272	897
Covenant net debt	2,375	2,241
Covenant interest payable	111	99
Leverage	8.73	2.50
Interest cover	2.45	9.06
Liquidity	2,925	n/a

The interest margin payable on the Syndicated and Bilateral Facilities is linked to the leverage ratio and can vary between LIBOR + 0.90% and LIBOR + 2.75%.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	181

Group Financial Statements

Notes to the Group Financial Statements continued

24. Financial risk management and derivative financial instruments continued

The following are the undiscounted contractual cash flows of financial liabilities, including interest payments. Liabilities relating to the Group’s deferred compensation plan are excluded; their settlement is funded entirely by the realisation of the related deferred compensation plan investments and no net cash flow arises. The payment profile of contingent purchase consideration has been based on management’s forecasts and could in reality be different from expectations.

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2020
Non-derivative financial liabilities:
Bank overdrafts	51	–	–	–	51
£173m 3.875% bonds 2022	9	245	–	–	254
€500m 1.625% bonds 2024	10	10	634	–	654
£300m 3.75% bonds 2025	15	15	456	–	486
£350m 2.125% bonds 2026	10	10	31	488	539
€500m 2.125% bonds 2027	13	13	39	640	705
£400m 3.375% bonds 2028	19	18	55	601	693
Commercial paper	819	–	–	–	819
Lease liabilities	57	55	136	3,257	3,505
Trade and other payables (excluding deferred and contingent purchase consideration)	453	2	1	1	457
Deferred and contingent purchase consideration	13	5	13	81	112
Derivative financial liabilities:
Currency swaps hedging €500m 1.625% bonds 2024 outflows	16	16	652	–	684
Currency swaps hedging €500m 1.625% bonds 2024 inflows	(10)	(10)	(634)	–	(654)
Currency swaps hedging €500m 2.125% bonds 2027 outflows	21	21	63	627	732
Currency swaps hedging €500m 2.125% bonds 2027 inflows	(13)	(13)	(39)	(640)	(705)

	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
31 December 2019
Non-derivative financial liabilities:
Bank overdrafts	87	–	–	–	87
Unsecured bank loans	125	–	–	–	125
£400m 3.875% bonds 2022	21	21	548	–	590
£300m 3.75% bonds 2025	15	15	45	411	486
£350m 2.125% bonds 2026	10	10	29	482	531
€500m 2.125% bonds 2027	12	12	36	597	657
Lease liabilities	97	116	193	3,451	3,857
Trade and other payables (excluding deferred and contingent purchase consideration)	567	1	1	1	570
Deferred and contingent purchase consideration	3	20	19	120	162
Derivative financial liabilities:
Forward foreign exchange contracts	(1)	–	–	–	(1)
Currency swaps hedging €500m 2.125% bonds 2027 outflows	20	20	61	627	728
Currency swaps hedging €500m 2.125% bonds 2027 inflows	(12)	(12)	(36)	(597)	(657)

182	IHG | Annual Report and Form 20-F 2020

24. Financial risk management and derivative financial instruments continued

Credit risk

Credit risk on cash and cash equivalents is minimised by operating a policy on the investment of surplus cash that generally restricts counterparties to those with a BBB- credit rating or better or those providing adequate security. The Group uses long-term credit ratings from Standard and Poor’s, Moody’s and Fitch Ratings as a basis for setting its counterparty limits.

In order to manage the Group’s credit risk exposure, the treasury function sets counterparty exposure limits using metrics including credit ratings, the relative placing of credit default swap pricings, tier 1 capital and share price volatility of the relevant counterparty.

Repurchase agreements are fully collateralised investments, with a maturity of three months or less. The Group accepts only government or supranational bonds where the lowest credit rating is AA- or better as collateral. In the event of default, ownership of these securities would revert to the Group. The securities held as collateral are to protect against default by the counterparty.

The Group’s exposure to credit risk arises from default of the counterparty, with the maximum exposure equal to the carrying amount of each financial asset, including derivative financial instruments. The expected credit loss on cash and cash equivalents is considered to be immaterial.

The table below analyses the Group’s short-term deposits, money market funds and repurchase agreement collateral classified as cash and cash equivalents at 31 December 2020 by counterparty credit rating:

	AAA $m	AA $m	AA- $m	A+ $m	A $m	A- $m	Total $m
Short-term deposits	–	–	98	165	94	1	358
Money market funds	892	–	–	–	–	–	892
Repurchase agreement collateral	238	65	18	–	–	–	321

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves. The structure is managed with the objective of maintaining an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, whilst maintaining maximum operational flexibility. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders.

The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by adjusted EBITDA. The Group has a stated aim of maintaining this ratio at 2.5x to 3.0x. The ratio at 31 December 2020 (which differs from the ratio as calculated on a frozen GAAP basis for covenant tests) was 7.69 (2019: 2.72).

The Group currently has a senior unsecured long-term credit rating of BBB- from Standard and Poor’s. In the event this rating was downgraded below BBB- there would be an additional step-up coupon of 1.25% payable on the bonds which would result in additional interest of approximately $36m per year.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	183

Group Financial Statements

Notes to the Group Financial Statements continued

25. Classification and measurement of financial instruments

Accounting classification

	2020 $m	2019 Restated[a] $m
Financial assets
Financial assets measured at fair value through other comprehensive income:
Equity securities (note 17)	88	133

Financial assets measured at fair value through profit or loss:
Money market funds:
Cash and cash equivalents (note 19)	892	35
Other financial assets (note 17)	15	16
Other financial assets (note 17)	–	3
Derivative financial instruments (note 24)	5	1
Deferred compensation plan investments	236	218
	1,148	273

Financial assets measured at amortised cost:
Cash and cash equivalents (note 19)	783	160
Other financial assets (note 17)	66	136
Trade and other receivables, excluding prepayments (note 18)	438	552
	1,287	848

Financial liabilities
Financial liabilities measured at fair value through profit or loss:
Contingent purchase consideration (note 20)	(79)	(91)
Derivative financial instruments (note 24)	(18)	(20)
Deferred compensation plan liabilities	(236)	(218)
	(333)	(329)

Financial liabilities measured at amortised cost:
Loans and other borrowings (note 22)	(3,767)	(2,165)
Trade and other payables, excluding deferred and contingent purchase consideration (note 20)	(457)	(570)
Deferred purchase consideration (note 20)	(24)	(23)
	(4,248)	(2,758)

[a]	Restated for deferred compensation plan investments, see page 134.

Right of offset

Other than in relation to cash pooling arrangements (see note 19), there are no financial instruments with a significant fair value subject to enforceable master netting arrangements and other similar agreements that are not offset in the Group statement of financial position.

184	IHG | Annual Report and Form 20-F 2020

25. Classification and measurement of financial instruments continued

Fair value hierarchy

The following table provides the carrying value, fair value and position in the fair value measurement hierarchy of the Group’s financial assets and liabilities. Those measured at amortised cost are only included if their carrying amount is not a reasonable approximation of fair value.

	2020					2019
		Fair value					Fair value
	Carrying value $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Carrying value $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities	88	–	–	88	88	133	8	–	125	133
Derivative financial instruments	5	–	1	4	5	1	–	1	–	1
Money market funds	907	907	–	–	907	51	51	–	–	51
Deferred compensation plan investments	236	236	–	–	236	218	218	–	–	218
Trade deposits and loans	–	–	–	–	–	3	–	–	3	3
Liabilities
Derivative financial instruments	(18)	–	(18)	–	(18)	(20)	–	(20)	–	(20)
Contingent purchase consideration	(79)	–	–	(79)	(79)	(91)	–	–	(91)	(91)
Deferred purchase consideration	(24)	(26)	–	–	(26)	(23)	(24)	–	–	(24)
£173m 3.875% bonds 2022	(235)	(248)	–	–	(248)	(528)	(567)	–	–	(567)
€500m 1.625% bonds 2024	(611)	(630)	–	–	(630)	–	–	–	–	–
£300m 3.75% bonds 2025	(413)	(448)	–	–	(448)	(399)	(435)	–	–	(435)
£350m 2.125% bonds 2026	(479)	(489)	–	–	(489)	(462)	(465)	–	–	(465)
€500m 2.125% bonds 2027	(618)	(650)	–	–	(650)	(564)	(601)	–	–	(601)
£400m 3.375% bonds 2028	(542)	(603)	–	–	(603)	–	–	–	–	–
Deferred compensation plan liabilities	(236)	(236)	–	–	(236)	(218)	(218)	–	–	(218)

There were no transfers between Level 1 and Level 2 fair value measurements during the year and no transfers out of Level 3. $8m was transferred into Level 3 relating to equity securities listed on quoted markets which are no longer active.

Valuation techniques

Money market funds, deferred compensation plan investments and bonds

The fair value of money market funds, deferred compensation plan investments and bonds is based on their quoted market price.

Unquoted equity shares

Unquoted equity securities are fair valued using a discounted cash flow model, either internally or using professional external valuers. The significant unobservable inputs used to determine the fair value of the equity securities are RevPAR growth (based on the RevPAR recovery assumptions detailed on page 135 or market-specific growth assumptions used by external valuers), pre-tax discount rate (which ranged from 6.4% to 10.0%), and a non-marketability factor (which ranged from 20.0% to 30.0%). In prior years, an average price-earnings (P/E) ratio was applied, however, due to the impact of Covid-19 P/E ratios have increased significantly, resulting in an increased level of uncertainty in the implied valuations and therefore management’s view is that an income approach using discounted cash flows gives a more reliable valuation.

Applying a one-year slower/faster RevPAR recovery period would result in a $6m/$8m (decrease)/increase in fair value respectively. A one percentage point increase/(decrease) in the discount rate would result in a $12m/$16m (decrease)/increase in fair value respectively. A five percentage point increase/(decrease) in the non-marketability factor would result in a $5m (2019: $2m) (decrease)/increase in fair value.

Derivative financial instruments

Short-dated foreign exchange swaps are fair valued using discounted future cash flows, taking into consideration exchange rates prevailing on the last day of the reporting period and interest rates from observable swap curves. Currency swaps are measured at the present value of future cash flows discounted back based on quoted forward exchange rates and the applicable yield curves derived from quoted interest rates. Adjustments for credit risk use observable credit default swap spreads.

The put option over part of the Group’s investment in the Barclay associate has been valued as the excess of the amount receivable under the option (which is based on the Group’s capital invested to date) over fair value, as calculated for impairment testing using discounted future cash flows as described on page 136.

Deferred purchase consideration

Deferred purchase consideration arose in respect of the acquisition of Regent, and comprises the present value of $13m payable in 2021 and $13m payable in 2024. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment dates.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	185

Group Financial Statements

Notes to the Group Financial Statements continued

25. Classification and measurement of financial instruments continued

Contingent purchase consideration

Regent $74m (2019: $66m)

Comprises the present value of the expected amounts payable on exercise of the put and call options to acquire the remaining 49% shareholding (see note 11). The amount payable on exercise of the options is based on the annual trailing revenue of RHW in the year preceding exercise, with a floor applied. The options are exercisable in a phased manner from 2026 to 2033. The value of the contingent purchase consideration is subject to periodic reassessment as interest rates and RHW revenue expectations change. At 31 December 2020, it is assumed that $39m will be paid in 2026 to acquire an additional 25% of RHW with the remaining 24% acquired in 2028 for $42m. This assumes that the options will be exercised at the earliest permissible date which is consistent with the assumption made on acquisition. The amount recognised is the discounted value of the total expected amount payable of $81m. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment dates. The range of possible outcomes remains unchanged from the date of acquisition at $81m to $261m (undiscounted).

The significant unobservable inputs used to determine the fair value of the contingent purchase consideration are the projected trailing revenues of RHW and the date of exercising the options. If the annual trailing revenue of RHW were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised in the Group Financial Statements would increase by $7m (2019: $7m). If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m (2019: $86m).

UK portfolio $nil (2019: $20m)

The contingent purchase consideration comprises the present value of the above-market element of the expected lease payments to the lessor. The above-market assessment is determined by comparing the expected lease payments as a percentage of forecast hotel operating profit (before depreciation and rent) with market metrics, on a hotel by hotel basis. There is no floor to the amount payable and no maximum amount. Market rents were initially determined with assistance of professional third-party advisers. The fair value is subject to periodic reassessment as interest rates and expected lease payments change.

A fair value adjustment of $21m was recognised in the year, resulting in a reduction to the value of the liability arising mainly from a reduction in expected future rentals payable such that there is no above-market element (see note 6). The fair value is not sensitive to reasonably possible changes in assumptions (see page 135).

Six Senses $5m (2019: $5m)

Currently expected to be paid in 2022, upon certain conditions being met relating to a project to open a pipeline property. If the conditions are not met, no amounts will be paid. The impact of discounting is not material.

Level 3 reconciliation

The following table reconciles the movements in the fair values of financial instruments classified as Level 3 during the year:

	Other financial assets $m	Derivative financial instruments $m	Contingent purchase consideration $m
At 1 January 2019	108	–	(109)
Additions	8	–	–
Acquisition of businesses (note 11)	1	–	(15)
Disposals	(1)	–	–
Valuation gains recognised in other comprehensive income	12	–	–
Contingent purchase consideration paid:
Included in net cash from operating activities	–	–	6
Included in net cash from investing activities	–	–	2
Change in fair value (of which $38m is recorded within exceptional items)	–	–	27
Exchange and other adjustments	–	–	(2)
At 31 December 2019	128	–	(91)
Additions	5	–	–
Transfers into Level 3	8	–	–
Repayments and disposals	(5)	–	–
Valuation losses recognised in other comprehensive income	(47)	–	–
Change in fair value[a]	–	4	13
Exchange and other adjustments	(1)	–	(1)
At 31 December 2020	88	4	(79)

[a]

$21m fair value gain on contingent purchase consideration and $4m gain on derivative financial instruments are recognised as exceptional items in the Group income statement (see note 6). The remaining $8m fair value loss on contingent purchase consideration relates to Regent.

186	IHG | Annual Report and Form 20-F 2020

26. Reconciliation of (loss)/profit for the year to cash flow from operations before contract acquisition costs

	2020 $m	2019 $m [a]	2018 $m [a]
(Loss)/profit for the year	(260)	386	350
Adjustments for:
Net financial expenses	140	115	96
Fair value (gains)/losses on contingent purchase consideration	(13)	(27)	4
Tax (credit)/charge (note 8)	(20)	156	132
Depreciation and amortisation	110	116	115
System Fund depreciation and amortisation	62	54	49
Impairment loss on financial assets	88	8	17
System Fund impairment loss on financial assets	24	12	11
Other impairment charges (note 6)	226	131	–
System Fund other impairment charges	41	–	–
Other operating exceptional items (note 6)	(4)	55	104
System Fund other operating exceptional items (note 6)	20	28	47
Share of losses of associates and joint ventures	14	3	1
System Fund share of losses of associates and joint ventures	1	–	–
Share-based payments cost	32	42	38
Dividends from associates and joint ventures	2	7	5
Decrease in inventories	1	–	–
Decrease/(increase) in trade and other receivables	38	(70)	(71)
Increase in contract costs	(2)	(11)	(3)
Increase in deferred revenue	1	57	141
(Decrease)/increase in trade and other payables	(69)	(63)	11
Utilisation of provisions, net of charge, excluding exceptional items	16	7	(6)
Retirement benefit contributions, net of costs	(3)	(3)	(12)
Cash flows relating to exceptional items	(87)	(55)	(137)
Contract assets deduction in revenue	25	21	19
Other movements in contract assets	(7)	(1)	3
Other items	(4)	–	–
Total adjustments	632	582	564
Cash flow from operations before contract acquisition costs	372	968	914

[a]	Amended for presentational changes, see page 134.

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

Residual defined benefit obligations remain in respect of additional benefits provided to members of an unfunded pension arrangement (‘UK plan’) who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Group meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced bank accounts totalling $43m (£31m) at 31 December 2020 (see note 17) is currently held as security on behalf of the remaining members.

US

During 2018, the Group completed a termination of the US funded Inter-Continental Hotels Pension Plan (‘the Plan’), which involved certain qualifying members receiving lump-sum cash-out payments of $20m with the remaining pension obligations subject to a buy-out by Banner Life Insurance Company (‘Banner’), a subsidiary of Legal & General America, through the purchase of a group annuity contract for $124m. Banner assumed responsibility for the payment of the Plan’s pension obligations on 12 June 2018. A further amount of $6m was transferred to the Pension Benefit Guaranty Corporation in respect of members who it had not been possible to trace. The transactions were funded using the assets of the Plan and a final Group contribution of $12m, $1.5m of which was subsequently returned to the Group as a ‘mistake-in-fact’ contribution refund. The net pension settlement cost of $15m was recorded as an exceptional item in 2018.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	187

Group Financial Statements

Notes to the Group Financial Statements continued

27. Retirement benefits continued

The Group continues to maintain the unfunded Inter-Continental Hotels Non-qualified Pension Plans (‘US plans’) and unfunded InterContinental Hotels Corporation Postretirement Medical, Dental, Vision and Death Benefit Plan (‘US post-retirement plan’), both of which are defined benefit plans. Both plans are closed to new members. A Retirement Committee, comprising senior Group employees and assisted by professional advisers as and when required, has responsibility for oversight of the plans.

Other

The Group also operates a number of smaller pension schemes outside the UK, the most significant of which is a defined contribution scheme in the US; there is no material difference between the pension costs of, and contributions to, these schemes.

	Defined benefit obligation			Fair value of plan assets			Net defined benefit liability/(asset)
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
At 1 January	96	91	250	–	–	(152)	96	91	98
Recognised in profit or loss
Interest expense/(income)	3	3	6	–	–	(2)	3	3	4
Exceptional item: settlement loss	–	–	14	–	–	1	–	–	15
	3	3	20	–	–	(1)	3	3	19
Recognised in other comprehensive income
Actuarial loss/(gain) arising from changes in:
Demographic assumptions	(3)	(1)	–	–	–	–	(3)	(1)	–
Financial assumptions	10	9	(14)	–	–	–	10	9	(14)
Experience adjustments	1	(1)	(3)	–	–	–	1	(1)	(3)
Return on plan assets	–	–	–	–	–	8	–	–	8
Re-measurement loss/(gain)	8	7	(17)	–	–	8	8	7	(9)
Exchange adjustments	2	1	(1)	–	–	–	2	1	(1)
	10	8	(18)	–	–	8	10	8	(10)
Other
Group contributions	–	–	–	(6)	(6)	(16)	(6)	(6)	(16)
Benefits paid	(6)	(6)	(11)	6	6	11	–	–	–
Settlement payments	–	–	(150)	–	–	150	–	–	–
	(6)	(6)	(161)	–	–	145	(6)	(6)	(16)
At 31 December	103	96	91	–	–	–	103	96	91

Comprising:
UK unfunded plan	31	26	24	–	–	–	31	26	24
US unfunded plans	50	48	45	–	–	–	50	48	45
US unfunded post-retirement plans	22	22	22	–	–	–	22	22	22
	103	96	91	–	–	–	103	96	91

	Defined benefit obligation			Fair value of plan assets			Net defined benefit liability/(asset)
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Movement in asset restriction
At 1 January	–	–	–	–	–	3	–	–	3
Recognised in other comprehensive income	–	–	–	–	–	(3)	–	–	(3)
At 31 December	–	–	–	–	–	–	–	–	–

For the year ended 31 December 2018, the total amount of re-measurement gains and losses recorded in other comprehensive income, including the movement in the asset restriction, was a gain of $12m.

188	IHG | Annual Report and Form 20-F 2020

27. Retirement benefits continued

Assumptions

The principal financial assumptions used by the actuaries to determine the defined benefit obligations are:

	2020	2019	2018
	%	%	%
UK plan only:
Pension increases	3.0	2.7	3.2
Inflation rate	3.0	2.7	3.2

Discount rate:
UK plan	1.4	2.1	3.0
US plans	1.9	2.9	3.9
US post-retirement plan	2.0	2.9	4.0

US healthcare cost trend rate assumed for the next year:
Pre-65 (ultimate rate reached in 2029)	6.4	6.7	7.1
Post-65 (ultimate rate reached in 2029)	6.8	7.1	7.6
Ultimate rate that the cost rate trends to	4.5	4.5	4.5

Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S3PA ‘light’ year of birth tables with projected mortality improvements using the CMI_2019 model and a 1.25% per annum long-term trend and a smoothing parameter (‘s-kappa’) of 7.5 with weightings of 95% and 82% for pensioners and 98% and 81% for non-pensioners, male and female respectively. In the US, the current assumptions use rates from the Pri-2012 Mortality Study and Generationally Projected with Scale MP-2020 mortality tables.

The assumptions used for life expectancy at retirement age are as follows:

			UK			US
	2020	2019	2018	2020	2019	2018
	Years	Years	Years	Years	Years	Years
Current pensioners at 65[a] – male	24	24	24	22	21	21
– female	26	26	26	23	23	23
Future pensioners at 65[b] – male	25	25	25	23	22	22
– female	28	28	28	24	24	24

[a]	Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.

[b]	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2040.

The assumptions allow for expected increases in longevity.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	189

Group Financial Statements

Notes to the Group Financial Statements continued

27. Retirement benefits continued

Sensitivities

Changes in assumptions used for determining retirement benefit costs and obligations may have an impact on the Group income statement and the Group statement of financial position. The key assumptions are the discount rate, the rate of inflation, the assumed mortality rate and the healthcare costs trend rate. The sensitivity analysis below relates to the benefit obligation and is based on extrapolating reasonable changes in these assumptions, using year-end conditions and assuming no interdependency between the assumptions:

		$m
Increase/(decrease) in liabilities
Discount rate	0.25% decrease	3.2
	0.25% increase	(3.2)
Inflation rate	0.25% decrease	(1.4)
	0.25% increase	1.4
Mortality rate	One-year increase	5.7
Healthcare costs trend rate	1% decrease	(1.6)
	1% increase	1.7

Future payments

Group payments are expected to be $6m in 2021.

The estimated future benefit payments are:

	2020	2019
	$m	$m
Within one year	6	6
Between one and five years	22	22
More than five years	101	107
	129	135

Average duration

The average duration of the pensions obligations is:

	2020	2019
	Years	Years
UK plan	19.0	18.0
US plans	9.3	9.3
US post-retirement plan	9.9	9.8

190	IHG | Annual Report and Form 20-F 2020

28. Share-based payments

Annual Performance Plan

Under the IHG Annual Performance Plan (‘APP’), eligible employees (including Executive Directors) can receive all or part of their bonus in the form of deferred shares and/or receive one-off awards of shares. Deferred shares are released on the third anniversary of the award date. Under the terms of awards that are referred to in this note, a fixed percentage of the award is made in the form of shares. Awards under the APP are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. The award of deferred shares under the APP is at the discretion of the Remuneration Committee.

The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related award by the average of the middle market quoted prices on the three consecutive business days following the announcement of the Group’s results for the relevant financial year. A number of executives participated in the APP during the year and conditional rights over 138,268 (2019: 217,122, 2018: 175,944) shares were awarded to participants. In 2020, this number included 27,245 (2019: 86,126, 2018: 48,771) shares awarded as part of recruitment terms or for one-off individual awards.

The APP plan rules were approved by shareholders at the 2014 AGM.

Long Term Incentive Plan

The Long Term Incentive Plan (‘LTIP’) allows Executive Directors and eligible employees to receive conditional share awards, which normally have a vesting period of three years. In addition, certain awards to Executive Directors are subject to a further two-year holding period after vesting.

Performance-related awards: Awards to the Executive Directors, and some awards to other eligible employees, are granted subject to the achievement of performance conditions set by the Remuneration Committee, which are normally measured over the vesting period.

Restricted stock units: Awards to eligible employees are granted subject to continued employment.

Awards are normally made annually and, except in exceptional circumstances, will not exceed 3.5 times salary for eligible employees. The LTIP provides for the grant of ‘nil cost options’ to participants as an alternative to conditional share awards. During the year, conditional rights over 1,078,752 (2019: 826,313, 2018: 784,119) shares were awarded to employees under the plan, comprising 382,658 (2019: 286,746, 2018: 257,240) performance-related awards and 696,094 (2019: 539,567, 2018: 526,879) restricted stock units.

The LTIP plan rules were first approved by shareholders at the 2014 AGM and were most recently amended and approved by shareholders at the 2020 AGM.

Colleague Share Plan

The Colleague Share Plan gives eligible corporate employees the opportunity to purchase shares up to an annual limit of $1,000 (or local currency equivalent limit) or such other amount determined by the Board or its duly authorised committee. After the end of the plan year, the participant will be awarded the right to receive one matching share for every purchased share (subject to continued employment). If the participant holds the purchased shares until the second anniversary of the end of the plan year, the conditional right to matching shares vests. During the year, 36,298 (2019: nil, 2018: nil) shares were purchased by participating employees. Matching shares will be awarded for the first cycle in 2021 and will vest after 12 months.

More detailed information on the performance measures for awards to Executive Directors is shown in the Directors’ Remuneration Report on pages 96 to 111.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	191

Group Financial Statements

Notes to the Group Financial Statements continued

28. Share-based payments continued

The Group recognised a cost of $19m (2019: $28m, 2018: $27m) in operating (loss)/profit and $nil (2019: $1m, 2018: $1m) within exceptional administrative expenses related to equity-settled share-based payment transactions during the year, net of $11m (2019: $12m, 2018: $11m) borne by the System Fund. The Group also recognised a cost of $2m (2019: $2m, 2018: $nil) in operating (loss)/profit related to cash-settled share-based payment transactions.

No consideration was received in respect of ordinary shares issued under option schemes during 2020, 2019 or 2018.

The Group uses separate option pricing models and assumptions depending on the plan. The following table sets out information about awards granted in 2020, 2019 and 2018 under the APP and LTIP. The total fair value of the Colleague Share Plan is not significant.

			APP			LTIP
					Monte Carlo Simulation and
	Binomial valuation model			Binomial valuation model
	2020	2019	2018	2020	2019	2018
Weighted average share price (pence)	3,771.0	4,597.0	4,645.0	3,450.0	4,850.0	4,774.0
Expected dividend yield	n/a	n/a	n/a	1.48%	2.16%	2.27%
Risk-free interest rate				0.02%	0.72%	0.84%
Volatility[a]				33%	19%	25%
Term (years)	3.0	3.0	3.0	3.0	3.0	3.0

[a]	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Movements in the awards outstanding under the schemes are as follows:

	APP		LTIP
	Number of shares thousands	Performance-related awards Number of shares thousands	Restricted stock units Number of shares thousands
Outstanding at 1 January 2018	616	2,393	916
Granted	176	257	527
Vested	(199)	(702)	–
Lapsed or cancelled	(2)	(860)	(142)
Outstanding at 31 December 2018	591	1,088	1,301
Granted	217	287	540
Vested	(276)	(293)	(422)
Share capital consolidation	(21)	–	–
Lapsed or cancelled	(15)	(387)	(144)
Outstanding at 31 December 2019	496	695	1,275
Granted	138	383	696
Vested	(188)	(179)	(413)
Lapsed or cancelled	(33)	(85)	(137)
Outstanding at 31 December 2020	413	814	1,421

Fair value of awards granted during the year (cents)
2020	4,965.9	2,473.5	4,397.5
2019	5,888.7	4,985.6	5,862.1
2018	6,066.2	4,748.7	5,966.0

Weighted average remaining contract life (years)
At 31 December 2020	1.0	1.4	1.3
At 31 December 2019	1.1	1.3	1.2
At 31 December 2018	1.0	0.8	1.2

The above awards do not vest until the performance and service conditions have been met.

The weighted average share price at the date of exercise for share awards vested during the year was 4,874.5p (2019: 4,584.8p). The closing share price on 31 December 2020 was 4,690.0p and the range during the year was 2,385.5p to 5,223.0p.

192	IHG | Annual Report and Form 20-F 2020

29. Equity

Equity share capital

	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m
Allotted, called up and fully paid
At 1 January 2018 (ordinary shares of 19 17/21p each)	197	53	101	154
Exchange adjustments	–	(3)	(5)	(8)
At 31 December 2018 (ordinary shares of 19 17/21p each)	197	50	96	146
Share capital consolidation	(10)	–	–	–
Exchange adjustments	–	2	3	5
At 31 December 2019 (ordinary shares of 20 340/399p each)	187	52	99	151
Exchange adjustments	–	1	4	5
At 31 December 2020 (ordinary shares of 20 340/399p each)	187	53	103	156

The authority given to the Company at the AGM held on 7 May 2020 to purchase its own shares was still valid at 31 December 2020. A resolution to renew the authority will be put to shareholders at the AGM on 7 May 2021.

The Company no longer has an authorised share capital.

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

At 31 December 2020, the balance classified as equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company’s equity share capital, comprising 20 340/399p shares. The share premium reserve represents the amount of proceeds received for shares in excess of their nominal value.

The nature and purpose of the other reserves shown in the Group statement of changes in equity on pages 128 to 130 of the Group Financial Statements is as follows:

Capital redemption reserve

This reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or cancelled.

Shares held by employee share trusts

Comprises $1.4m (2019: $4.9m, 2018: $3.6m) in respect of 0.05m (2019: 0.1m, 2018: 0.2m) InterContinental Hotels Group PLC ordinary shares held by employee share trusts, with a market value at 31 December 2020 of $3.1m (2019: $9.6m, 2018: $8.3m).

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

Fair value reserve

This reserve records movements in the value of financial assets measured at fair value through other comprehensive income.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	193

Group Financial Statements

Notes to the Group Financial Statements continued

29. Equity continued

Cash flow hedging reserve

	Cash flow hedging reserve
	Value of currency swaps $m	Costs of hedging $m	Total $m
At 1 January 2018	–	–	–
Costs of hedging deferred and recognised in other comprehensive income	–	(1)	(1)
Change in fair value of currency swaps recognised in other comprehensive income	4	–	4
Reclassified from other comprehensive income to profit or loss – included in financial expenses	(8)	–	(8)
Deferred tax	1	–	1
At 31 December 2018	(3)	(1)	(4)
Costs of hedging deferred and recognised in other comprehensive income	–	(6)	(6)
Change in fair value of currency swaps recognised in other comprehensive income	(34)	–	(34)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	38	–	38
At 31 December 2019	1	(7)	(6)
Costs of hedging deferred and recognised in other comprehensive income	–	(6)	(6)
Change in fair value of currency swaps recognised in other comprehensive income	(1)	–	(1)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	(13)	–	(13)
Deferred tax	4	–	4
Exchange adjustments	(2)	–	(2)
At 31 December 2020	(11)	(13)	(24)

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

Amounts reclassified from other comprehensive income to financial expenses comprise $9m (2019: $8m) net interest payable on the currency swaps and an exchange gain of $22m (2019: $30m loss) which offsets a corresponding loss/gain on the €500m 2.125% bonds and €500m 1.625% bonds (2019: €500m 2.125% bonds).

Currency translation reserve

This reserve records the movement in exchange differences arising from the translation of foreign operations and exchange differences on foreign currency borrowings and derivative financial instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil.

The fair value of derivative financial instruments designated as hedges of net investments in foreign operations outstanding at 31 December 2020 was $nil (2019: $1m asset, 2018: $1m asset).

Treasury shares

During 2020, 0.6m (2019: 0.8m, 2018: 0.8m) treasury shares were transferred to the employee share trusts. As a result of the 2019 share consolidation, the number of shares held in treasury reduced by 0.3m during 2019. At 31 December 2020, 5.1m shares (2019: 5.7m, 2018: 6.8m) with a nominal value of $1.4m (2019: $1.6m, 2018: $1.7m) were held as treasury shares at cost and deducted from retained earnings.

Non-controlling interest

A non-controlling interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group. Non-controlling interests are not material to the Group.

30. Capital and other commitments

	2020 $m	2019 $m
Contracts placed for expenditure not provided for in the Group Financial Statements
Property, plant and equipment	17	52
Intangible assets	2	7
	19	59

The Group has also committed to invest a further $6m (2019: $6m) in one of its associates.

194	IHG | Annual Report and Form 20-F 2020

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

To date, four lawsuits have been filed against IHG entities relating to the Security Incidents, with one subsequently withdrawn in 2018. Settlement in respect of one lawsuit was agreed in 2019, and a further lawsuit was settled on 2 September 2020. Both of these settlements are expected to be paid under the Group’s insurance programmes.

The fourth lawsuit remains open. The claimant alleges that security failures allowed customers’ financial information to be compromised. The likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A separate claim was filed in 2019 against Kimpton. The allegations relate to a breach of the reservation system previously used by Kimpton. The likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

Litigation

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability.

Two claims were filed on 19 March 2018 and 6 December 2018 against the Group and other hotel companies, alleging violations of anti-trust regulations. One of the matters is a class action, and both suits allege that the defendant hotel companies conspired to eliminate competitive branded keyword search advertising in the hotel industry, which allegedly raised prices for hotel rooms in violation of applicable law. The Group disputes the allegations. The likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

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

Third-party bank loans

In limited cases, the Group may guarantee part of mortgage loans made to facilitate third-party ownership of hotels under IHG management or franchise agreements. These guarantee arrangements are treated as insurance contracts as IHG is insuring the bank against default by the hotel, with a liability only being recognised in the event that a payout becomes probable. At 31 December 2020, there were guarantees of up to $56m in place (2019: $55m). During 2020, the underlying mortgage loans have been subject to periods of forbearance, deferring debt service payments; and/or, in the case of several loans, have been modified to be interest only through a given time period.

The largest guarantee is $21m; the underlying managed hotel is temporarily closed and is currently subject to a principal and interest forbearance agreement. Although an entity of the Group is severally liable for this amount, there is a cross-indemnity that the Group would seek to pursue for the other partners’ share of any amount funded under the guarantee.

Other

At 31 December 2020, the Group had outstanding letters of credit of $43m (2019: $33m) mainly relating to the Group’s Captive (see note 21). The letters of credit do not have set expiry dates, but are reviewed and amended as required.

The Group has made business insurance claims in relation to a small number of owned, leased and managed properties relating to the impact of Covid-19. It is not currently possible to determine the amounts which may be recovered.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	195

Group Financial Statements

Notes to the Group Financial Statements continued

32. Related party disclosures

	2020 $m	2019 $m	2018 $m
Total compensation of key management personnel
Short-term employment benefits	10.5	15.8	18.2
Contributions to defined contribution pension plans	0.3	0.5	0.5
Equity compensation benefits[a]	2.3	12.1	13.0
	13.1	28.4	31.7

[a]	As measured in accordance with IFRS 2.

There were no other transactions with key management personnel during the years ended 31 December 2020, 2019 or 2018. Key management personnel comprises the Board and Executive Committee.

Related party disclosures for associates and joint ventures are as follows:

	Associates			Joint ventures			Total
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Revenue from associates and joint ventures	1	10	9	–	–	1	1	10	10
Other amounts owed by associates and joint ventures	11	3	1	–	–	–	11	3	1
Amounts owed to associates and joint ventures	(4)	(4)	(2)	–	–	–	(4)	(4)	(2)

The Group has provided a guarantee of $12m (2019: $12m) against the bank loan of one associate (see note 31) and has provided performance guarantees with a maximum pay-out remaining of $10m (2019: $10m) (see note 3).

The Group funds shortfalls in owner returns relating to the Barclay associate (see note 17). In addition, loans both to and from the Barclay associate of $237m (2019: $237m) are offset in accordance with the provisions of IAS 32 and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 0.8% in 2020 (2019: 2.1%)) and presented net in the Group income statement.

33. System Fund

System Fund revenues comprise:

	2020 $m	2019 $m	2018 $m
Assessment fees and contributions received from hotels	490	1,036	979
Loyalty programme revenues, net of the cost of point redemptions	275	337	254
	765	1,373	1,233

System Fund expenses include:

	2020 $m	2019 $m	2018 $m
Marketing	109	461	427
Payroll costs (note 4)	242	313	347
Depreciation and amortisation	62	54	49
Impairment loss on financial assets (note 18)	24	12	11
Other impairment charges	41	–	–

196	IHG | Annual Report and Form 20-F 2020

34. Group companies

In accordance with Section 409 of the Companies Act 2006, a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2020 are disclosed below. Unless otherwise stated, the ownership interest disclosed comprises either ordinary shares, certificated or un-certificated membership interests which are indirectly held by InterContinental Hotels Group PLC.

Fully owned subsidiaries

24th Street Operator Sub, LLC (k)

36th Street IHG Sub, LLC (k)

426 Main Ave LLC (k)

46 Nevins Street Associates, LLC (k)

2250 Blake Street Hotel, LLC (k)

Allegro Management LLC (k)

Alpha Kimball Hotel LLC (k)

American Commonwealth Assurance Co. Ltd. (m)

Asia Pacific Holdings Limited (n)

Barclay Operating Corp. (cj)

BHMC Canada Inc. (o)

BHR Holdings B.V. (p)

BHR Pacific Holdings, Inc. (k)

BHTC Canada Inc. (o)

Blythswood Square Glasgow Hotel OpCo Ltd (n)

BOC Barclay Sub LLC (cj)

Bristol Oakbrook Tenant Company (k)

Cambridge Lodging LLC (k)

Capital Lodging LLC (k)

CF Irving Owner, LLC (k)

CF McKinney Owner, LLC (k)

CF Waco Owner, LLC (k)

Compañía Inter-Continental De Hoteles

El Salvador SA (n)

Crowne Plaza LLC (k)

Cumberland Akers Hotel LLC (k)

Dunwoody Operations, Inc. (k)

Edinburgh George Street Hotel OpCo Ltd (n)

Edinburgh IC Limited (cr)

EVEN Real Estate Holding LLC (k)

General Innkeeping Acceptance Corporation (b) (l)

Grand Central Glasgow Hotel OpCo Limited (n)

Guangzhou SC Hotels Services Ltd. (t)

H.I. (Ireland) Limited (u)

H.I. Soaltee Management Company Ltd (ac)

HI Sugarloaf, LLC (ci)

Hale International Ltd. (ct)

HC International Holdings, Inc. (w)

HH France Holdings SAS (x)

HH Hotels (EMEA) B.V. (p)

HH Hotels (Romania) SRL (y)

HIM (Aruba) NV (z)

Hoft Properties LLC (k)

Holiday Hospitality Franchising, LLC (k)

Holiday Inn Mexicana S.A. de C.V. (ab)

Holiday Inns (China) Ltd (ac)

Holiday Inns (Courtalin) Holding (x)

Holiday Inns (Courtalin) SAS (x)

Holiday Inns (England) Limited (n)

Holiday Inns (Germany), LLC (l)

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

Holiday Pacific LLC (k)

Holiday Pacific Partners, LP (k)

Hotel InterContinental London (Holdings) Limited (n)

Hotel Inter-Continental London Limited (n)

Hoteles Y Turismo HIH SRL (n)

IC Hotelbetriebsfuhrungs GmbH (ae)

IC Hotels Management (Portugal) Unipessoal, Lda (af)

IC International Hotels Limited Liability Company (ag)

IHC Buckhead, LLC (ci)

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

IHG Amsterdam Management BV (p)

IHG Bangkok Ltd (ct)

IHG Brasil Administracao de Hoteis e Servicos Ltda (ak)

IHG Civ Holding Co-Investment Fund, LLC (k)

IHG Civ Holding Main Fund, LLC (k)

IHG Commission Services SRL (co)

IHG Community Development, LLC (ci)

IHG de Argentina SA (al)

IHG ECS (Barbados) SRL (co)

IHG Franchising Brasil Ltda (bd)

IHG Franchising DR Corporation (k)

IHG Franchising, LLC (k)

IHG Hotels (New Zealand) Limited (an)

IHG Hotels Limited (n)

IHG Hotels Management (Australia) Pty Limited (b) (aa)

IHG Hotels Nigeria Limited (ao)

IHG Hotels South Africa (Pty) Limited (ap)

IHG International Partnership (n)

IHG Istanbul Otel Yönetim Limited Sirketi (bx)

IHG Japan (Management) LLC (ar)

IHG Japan (Osaka) LLC (ar)

IHG Management (Maryland) LLC (as)

IHG Management (Netherlands) B.V. (p)

IHG Management d.o.o. Beograd (cc)

IHG Management MD Barclay Sub LLC (cj)

IHG Management SL d.o.o (bo)

IHG Mexico Operaciones SA de CV (ab)

IHG Orchard Street Member, LLC (k)

IHG Peru SRL (dd)

IHG PS Nominees Limited (n)

IHG Sermex SA de CV (ab)

IHG Systems Pty Ltd (b) (aa)

IHG Szalloda Budapest Szolgaltato Kft. (at)

IHG Technology Solutions LLC (k)

IND East Village SD Holdings, LLC (k)

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

InterContinental Hotels Management Montenegro d.o.o. (ce)

InterContinental Hotels Nevada Corporation (ck)

Inter-Continental Hotels of San Francisco Inc. (k)

Inter-Continental IOHC (Mauritius) Limited (bg)

InterContinental Management AM LLC (cm)

InterContinental Management Bulgaria EOOD (bp)

InterContinental Management France SAS (x)

InterContinental Management Poland sp. Z.o.o (cn)

InterContinental Overseas Holdings, LLC (k)

KG Benefits LLC (k)

KG Gift Card Inc. (bz)

KG Liability LLC (k)

KG Technology, LLC (k)

KHP Washington Operator LLC (k)

KHRG 11th Avenue Hotel LLC (k)

KHRG 851 LLC (k)

KHRG Aertson LLC (k)

KHRG Alexis, LLC (k)

KHRG Allegro, LLC (k)

KHRG Argyle, LLC (k)

KHRG Austin Beverage Company, LLC (k)

KHRG Baltimore, LLC (k)

KHRG Born LLC (k)

KHRG Boston Hotel, LLC (k)

KHRG Bozeman LLC (k)

KHRG Buckhead LLC (k)

KHRG Canary LLC (k)

KHRG Cayman LLC (k)

KHRG Cayman Employer Ltd. (k)

KHRG Dallas LLC (k)

KHRG Dallas Beverage Company LLC (k)

KHRG DC 1731 LLC (k)

KHRG DC 2505 LLC (k)

KHRG Employer, LLC (k)

KHRG Goleta LLC (k)

KHRG Gray LLC (k)

KHRG Gray U2 LLC (k)

KHRG Huntington Beach LLC (k)

KHRG Key West LLC (k)

KHRG King Street, LLC (k)

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	197

Group Financial Statements

Notes to the Group Financial Statements continued

34. Group companies continued

Fully owned subsidiaries continued

KHRG La Peer LLC (k)

KHRG Miami Beach LLC (k)

KHRG Muse LLC (k)

KHRG New Orleans LLC (k)

KHRG NPC LLC (k)

KHRG Palladian LLC (k)

KHRG Palomar Phoenix LLC (k)

KHRG Philly Monaco LLC (k)

KHRG Pittsburgh LLC (k)

KHRG Porsche Drive LLC (k)

KHRG Reynolds LLC (k)

KHRG Riverplace LLC (k)

KHRG Sacramento LLC (k)

KHRG Savannah LLC (k)

KHRG Schofield LLC (k)

KHRG SFD LLC (k)

KHRG SF Wharf LLC (k)

KHRG SF Wharf U2 LLC (k)

KHRG South Beach LLC (k)

KHRG State Street LLC (k)

KHRG Sutter LLC (k)

KHRG Sutter Union LLC (k)

KHRG Taconic LLC (k)

KHRG Tariff LLC (k)

KHRG Texas Hospitality, LLC (k)

KHRG Texas Operations, LLC (k)

KHRG Tryon LLC (k)

KHRG Vero Beach, LLC (k)

KHRG Vintage Park LLC (k)

KHRG VZ Austin LLC (k)

KHRG Wabash LLC (k)

KHRG Westwood, LLC (k)

KHRG Wilshire LLC (k)

Kimpton Hollywood Licenses LLC (k)

Kimpton Hotel & Restaurant Group, LLC (k)

Kimpton Phoenix Licenses Holdings LLC (k)

Louisiana Acquisitions Corp. (k)

Luxury Resorts and Spas (France) SAS (dc)

Manchester Oxford Street Hotel OpCo Limited (n)

Mercer Fairview Holdings LLC (k)

Met Leeds Hotel OpCo Limited (n)

MH Lodging LLC (k)

Oxford Spires Hotel OpCo Limited (n)

Oxford Thames Hotel OpCo Limited (n)

PML Services LLC (as)

Pollstrong Limited (n)

Powell Pine, Inc. (k)

Priscilla Holiday of Texas, Inc. (cl)

PT Regent Indonesia (bh)

PT SC Hotels & Resorts Indonesia (bh)

Raison d’Etre Holdings (BVI) Limited (v)

Raison d’Etre Services (BVI) Limited (v)

Raison d’Etre Spas, LLC (k)

Raison d’Etre Spas, Sweden AB (db)

Regent Asia Pacific Hotel Management Ltd (bw)

Regent Asia Pacific Management Ltd (cp)

Regent Berlin GmbH (cq)

Regent International Hotels Ltd (bw)

Resort Services International (Cayo Largo) L.P. (ci)

Roxburghe Hotel Edinburgh OpCo Limited (n)

Russell London Hotel OpCo Limited (n)

SBS Maryland Beverage Company LLC (as)

SC Hotels International Services, Inc. (k)

SC Leisure Group Limited (n)

SC NAS 2 Limited (n)

SC Quest Limited (n)

SC Reservations (Philippines) Inc. (l)

SCH Insurance Company (bi)

SCIH Branston 3 (cb)

Semiramis for training of Hotel Personnel and

Hotel Management SAE (ch)

SF MH Acquisition LLC (k)

Six Continents Holdings Limited (n)

Six Continents Hotels de Colombia SA (bj)

Six Continents Hotels International Limited (n)

Six Continents Hotels, Inc. (k)

Six Continents International Holdings B.V. (p)

Six Continents Investments Limited (f) (n)

Six Continents Limited (n)

Six Continents Overseas Holdings Limited (n)

Six Continents Restaurants Limited (n)

SixCo North America, Inc. (w)

Six Senses Americas IP LLC (k)

Six Senses Capital Pte. Ltd (ay)

Six Senses North America Management LLC (k)

SLC Sustainable Luxury Cyprus Limited (cs)

Solamar Lodging LLC (k)

Southern Pacific Hotels Properties Limited (v)

SPHC Management Ltd. (bq)

St David’s Cardiff Hotel OpCo Limited (n)

Sustainable Luxury Holdings (BVI) Limited (v)

Sustainable Luxury Lanka Pvt. Ltd (cv)

Sustainable Luxury Maldives Private Limited (cw)

Sustainable Luxury Mauritius Limited (cx)

Sustainable Luxury Services (BVI) Limited (v)

Sustainable Luxury Singapore Private Limited (ai)

Sustainable Luxury UK Limited (cy)

Sustainable Luxury USA Limited (cz)

The Grand Central Hotel Glasgow Limited (n)

The Met Hotel Leeds Limited (n)

The Principal Edinburgh George Street Limited (n)

The Principal London Limited (n)

The Principal Manchester Limited (n)

The Principal York Limited (n)

The Roxburghe Hotel Edinburgh Limited (s)

Vista Rockville FF&E, LLC (as)

White Shield Insurance Company Limited (bk)

Wotton House Hotel OpCo Limited (n)

York Station Road Hotel OpCo Limited (n)

Subsidiaries where the effective interest is less than 100%

IHG ANA Hotels Group Japan LLC (74.66%) (ar)

IHG ANA Hotels Holdings Co., Ltd. (66%) (ar)

Regent Hospitality Worldwide, Inc. (51%) (bt)

Sustainable Luxury Holding (Thailand) Limited (49%) (c) (j) (cu)

Sustainable Luxury Hospitality (Thailand) Limited (49%) (c) (j) (cu)

Sustainable Luxury Management (Thailand) Limited (49%) (c) (j) (cu)

Sustainable Luxury Operations (Thailand) Ltd (99.98%) (j) (cu)

Universal de Hoteles SA (9.99%) (j) (bj)

World Trade Centre Montreal Hotel Corporation (74.11%) (bl)

Associates, joint ventures and other

111 East 48th Street Holdings LLC (19.9%) (g) (h) (k)

Alkoer, S. de R.L. de C.V. (50%) (h) (cg)

BCRE IHG 180 Orchard Holdings LLC (49%) (g) (cf)

Beijing Orient Express Hotel Co., Ltd. (16.15%) (bm)

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

Groups360 LLC (13.05%) (h) (k)

H.I. Soaltee Hotel Company Private Ltd (26%) (br)

Inter-Continental Hotels Saudi Arabia Limited (40%) (bs)

NF III Seattle, LLC (25%) (g) (r)

NF III Seattle Op Co, LLC (25%) (g) (r)

Nuevas Fronteras S.A. (23.66%) (cd)

President Hotel & Tower Co Ltd. (30%) (bu)

Shanghai Yuhuan Industrial Development Co., Ltd (1%) (da)

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
(j)	Minority interest relates to one or more individual shareholders who are employed or were previously employed by the entity

198	IHG | Annual Report and Form 20-F 2020

Registered addresses
(k)	3411 Silverside Road, Tatnall Building #104, Wilmington, DE 19810, USA
(l)	205 Powell Place, 37027 Brentwood, TN 37027, USA
(m)	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
(n)	Broadwater Park, Denham, Buckinghamshire, UB9 5HR, UK
(o)	333 Bay Street, Suite 400, Toronto M5H 2R2, Ontario, Canada
(p)	Kingsfordweg 151, 1043 GR Amsterdam, The Netherlands
(q)	Alameda Jau 536, Suite 3s-A, 01420-000 Sao Paulo, Brazil
(r)	The Corporation Trust Centre, 1209 Orange Street, Wilmington, DE 19801, USA
(s)	Caledonian Exchange, 19a Canning Street, Edinburgh, EH3 8HE, UK
(t)	Building 4, No. 13 Xiao Gang Zhong Ma Road, Zhuhai District, Guangzhou, Guangdong, P.R. China
(u)	29 Earlsfort Terrace, Dublin 2, D02 AY28, Ireland
(v)	Flemming House, Wickhams Cay, P.O.Box 662, Road Town, Tortola VG1110, British Virgin Islands
(w)	Wilmington Trust SP Services, Inc. 1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA
(x)	31–33 rue Mogador, 75009 Paris, France
(y)	Bucharest, 1st District, 50–52 Buzesti St, 83 module, 11 floor, Romania
(z)	230 J E Irausquin Boulevard, Palm Beach, Aruba
(aa)	Level 11, 20 Bond Street, Sydney NSW 2000, Australia
(ab)	Ontario # 1050, Col. Providencia. Guadalajara, Jalisco CP 44630, Mexico
(ac)	Level 54, Hopewell Center, 183 Queen’s Road East, Hong Kong SAR
(ad)	Rond-Point Robert Schuman 11, 1040 Brussels, Belgium
(ae)	QBC 4 – Am Belvedere 4, 1100, Vienna, Austria
(af)	Avenida da Republica, no 52 – 9, 1069 – 211, Lisbon, Portugal
(ag)	24, Rusakovskaya Str., Moscow 107014, Russian Federation
(ah)	No. 84, Pan Hlaing Street, Unit #1, Level 8, Uniteam Marine Office Building, Sanchuang Township, Yangon, Myanmar
(ai)	230 Victoria Street, #13-00 Bugis Junction Towers, 188024, Singapore
(aj)	973 President Tower, 7th Floor, Units 7A, 7F, 7G and 7H, Ploenchit Road, Khwaeng Lumpini, Khet Pathumwan, Bangkok Metropolis, 10330, Thailand
(ak)	Alameda Jau 536, Suite 3S-B, 01420-000 São Paulo, Brazil
(al)	Avenida Cordoba 1547, piso 8, oficina A, Buenos Aires, Argentina
(am)	The Phoenix Centre, George Street, Belleville St. Michael, Barbados
(an)	Level 10, 2 Commerce Street, Auckland Central, Auckland 1000, New Zealand
(ao)	1, Murtala Muhammed Drive, Ikoyi, Lagos, Nigeria
(ap)	Central Office Park Unit 4, 257 Jean Avenue, Centurion 0157, South Africa
(aq)	11th Floor, Building No. 10, Tower C, DLF Phase-II, DLF Cyber City, Gurgaon, Haryana-122002, India

(ar)	20th Floor, Toranomon Kotohira Tower, 2–8, Toranomon 1-chome, Minato-ku, Tokyo, Japan
(as)	2 Wisconsin Circle #700, Chevy Chase, MD 20815, USA
(at)	1052 Budapest, Apáczai Csere János u. 12 – 14A, Hungary
(au)	Budapester Str. 2, 10787 Berlin, Germany
(av)	Koenigsallee 59, D-40215, Dusseldorf, Germany
(aw)	Alameda Jau 536, Suite 3S-E, 01420-000 São Paulo, Brazil
(ax)	1980 Pérodeau Street, Vaudreuil-Dorion J7V 8P7, Quebec, Canada
(ay)	168 Robinson Road, #16-01 SIF Building, 068899, Singapore
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
(bb)	22nd Floor, Citigroup Tower, No. 33 Huayuanshiqiao Road, Pudong, Shanghai, P.R. China
(bc)	Alameda Jau 536, Suite 3S-C, 01420-000 São Paulo, Brazil
(bd)	Alameda Jau 536, Suite 3S-D, 01420-000 São Paulo, Brazil
(be)	Viale Monte Nero n.84, 20135 Milano, Italy
(bf)	Thurn-und-Taxis-Platz 6 – 60313 Frankfurt am Main, Germany
(bg)	JurisTax Services Ltd, Level 12, NeXTeracom Tower II, Ebene, Mauritius
(bh)	Menara Impreium 22nd Floor, Suite D, JI. HR. Rasuna Said Kav.1, Guntur Sub-district, Setiabudi District, South Jakarta 12980, Indonesia
(bi)	Primmer Piper Eggleston & Cramer PC, 30 Main St., Suite 500, P.O. Box 1489, Burlington, VT 05402-1489, USA
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
(bs)	Madinah Road, Jeddah, P.O Box 9456, Post Code 21413, Jeddah, Saudi Arabia
(bt)	Maples Corporate Services Ltd. – PO Box 309, Ugland House, Grand Cayman – KY- 1104, Cayman Islands
(bu)	971, 973 Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330, Thailand
(bv)	Room R316, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R. China

(bw)	14th Floor, South China Building, 1-3 Wyndham Street, Hong Kong SAR
(bx)	Eski Büyükdere Cd. Park Plaza No:14 K:4 Maslak – Sarıyer, Istanbul, Turkey
(by)	Paseo de Recoletos 37 – 41, 28004 Madrid, Spain
(bz)	2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833-3505, USA
(ca)	Carr Hospitality, LLC, 1455 Pennsylvania Avenue, NW, Suite 100, Washington, DC 20004, USA
(cb)	Two Snowhill Snow Hill Queensway Birmingham B4 6GA
(cc)	Krunska 73, Beograd, 11000, Serbia
(cd)	Moreno 809 2 Piso, Buenos Aires, Argentina
(ce)	Bulevar Svetog Petra Cetinjskog 149 – 81000 Podgorica, Montenegro
(cf)	Brack Capital Real Estate Ltd., 885 Third Avenue, 24th Floor, New York, NY 10022, USA
(cg)	Avenida Ejercito Nacional Mexicano No. 769, Torre B Piso 8, Granada, Miguel Hidalgo, Ciudad de México, CP 11520, Mexico
(ch)	Ground Floor, Al Kamel Law Building, Plot 52-b, Banks Area, Six of October City, Egypt
(ci)	2985 Gordy Parkway, 1st Floor, Marietta, GA 30066, USA
(cj)	600 Mamaroneck Avenue #400, 10528 Harrison, NY 10528, USA
(ck)	8275 South Eastern Avenue #200, Las Vegas, NV 89123, USA
(cl)	5444 Westheimer #1000, Houston, TX 77056, USA
(cm)	23/6 D. Anhaght Str., Yerevan, 0069, Armenia
(cn)	Generation Park Z – ul. Towarowa 28, 00-839 Warsaw, Poland
(co)	Suite 1, Ground Floor, The Financial Services Centre, Bishops Court Hill, St. Michael, Barbados, BB14004
(cp)	Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia
(cq)	Charlottenstrasse 49, Berlin, 10117, Germany
(cr)	C/O BDO LLP, 4 Atlantic Quay, 70 York Street, Glasgow G2 8JX, UK
(cs)	ATS Services Limited, Capital Center, 9th Floor, 2-4 Arch. Makarios III Ave., 1065 Nicosia, Cyprus
(ct)	Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands
(cu)	57, 9th Floor, Park Ventures Ecoplex, Unit 902-904, Wireless Road, Limpini, Pathum Wan Bangkok 10330, Thailand
(cv)	Shop No. L3-6, Amity Building, No. 125, Highlevel Road, Maharagama, Colombo, Sri Lanka
(cw)	Premier Chambers, M.Lux Lodge, 1st Floor, Orchid Magu, Male, Republic of Maldives
(cx)	Venture Corporate Services (Mauritius) Ltd, Level 3, Tower 1, Nexteracom Towers, Cybercity, Ebene, Mauritius
(cy)	Berg Kaprow Lewis LLP, 35 Ballards Lane, DX 57284 Finchley 2, London, N3 1XW, UK
(cz)	251 Little Falls Drive, Wilmington, DE19808, USA.
(da)	1st Floor, No.68, Zhupan Road, Zhuqiao Town, Pudong New Area, Shanghai, China
(db)	Grevgatan 13, 11453 Stockholm, Sweden
(dc)	95 Blvd. Berthier, 75017 Paris, France
(dd)	Bernardo Monteagudo 201, 15076, Lima, Peru
(de)	B-11515 Bhikaj Cama Place, New Delhi, South Delhi, India, 110066

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2020	199

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

200	IHG | Annual Report and Form 20-F 2020

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2020	201

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

202	IHG | Annual Report and Form 20-F 2020

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2020	203

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

204	IHG | Annual Report and Form 20-F 2020

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2020	205

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

206	IHG | Annual Report and Form 20-F 2020

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2020	207

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

208	IHG | Annual Report and Form 20-F 2020

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2020	209

Additional

Information

212	Other financial information

219	Directors’ Report

224	Group information

224	History and developments

224	Risk factors

230	Directors’ and Executive Committee members’ shareholdings

230	Executive Directors’ benefits upon termination of office

231	Description of securities other than equity securities

232	Articles of Association

233	Working Time Regulations 1998

234	Material contracts

235	Legal proceedings

235	Exchange controls and restrictions on payment of dividends

236	Shareholder information

236	Taxation

238	Disclosure controls and procedures

239	Summary of significant corporate governance differences from NYSE listing standards

240	Selected five-year consolidated financial information

241	Return of funds

242	Purchases of equity securities by the Company and affiliated purchasers

242	Dividend history

243	Shareholder profiles

244	Exhibits

245	Forward-looking statements

246	Form 20-F cross-reference guide

248	Glossary

250	Useful information

250	Investor information

251	Financial calendars

251	Contacts

Regent Shanghai Pudong, China

210	IHG | Annual Report and Form 20-F 2020

Addisional informtaion

Additional Information
IHG | Annual Report and Form 20-F 2020
211

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

Further explanation in relation to these measures and their definitions can be found on pages 47 to 51.

Revenue and operating profit Non-GAAP reconciliations

Highlights for the year ended 31 December 2020

Reportable segments

	Revenue				Operating profit
	2020 $m	2019 $	Change $m	Change %	2020 $m	2019 $m	Change $m	Change %
Per Group income statement	2,394	4,627	(2,233)	(48.3)	(153)	630	(783)	(124.3)
System Fund	(765)	(1,373)	608	(44.3)	102	49	53	108.2
Reimbursement of costs	(637)	(1,171)	534	(45.6)	–	–	–	–
Operating exceptional items	–	–	–	–	270	186	84	45.2
Reportable segments	992	2,083	(1,091)	(52.4)	219	865	(646)	(74.7)

Reportable segments analysed as:
Fee business	823	1,510	(687)	(45.5)	278	813	(535)	(65.8)
Owned, leased and managed lease	169	573	(404)	(70.5)	(59)	52	(111)	(213.5)
	992	2,083	(1,091)	(52.4)	219	865	(646)	(74.7)
Underlying revenue and underlying operating profit
	Revenue				Operating profit
	2020 $m	2019 $m	Change $m	Change %	2020 $m	2019 $m	Change $m	Change %
Reportable segments (see above)	992	2,083	(1,091)	(52.4)	219	865	(646)	(74.7)
Significant liquidated damages	(1)	(11)	10	(90.9)	(1)	(11)	10	(90.9)
Owned asset disposals[a]	(2)	(12)	10	(83.3)	(3)	(2)	(1)	50.0
Currency impact	–	–	–	–	–	(2)	–	–
Underlying revenue and underlying operating profit	989	2,060	(1,071)	(52.0)	215	850	(635)	(74.7%)

[a]	The results of the Holiday Inn Melbourne Airport have been removed in 2020 (being the year of disposal) and the prior year to determine underlying growth compared to the prior year.

Underlying fee revenue

	Revenue
	2020 $m	2019 $m	Change $m	Change %
Reportable segments fee business (see above)	823	1,510	(687)	(45.5)
Significant liquidated damages	(1)	(11)	10	(90.9)
Currency impact	–	(4)	4	–
Underlying fee revenue	822	1,495	(673)	(45.0	)ª

[a]	Reported as a KPI on page 44.

212	IHG | Annual Report and Form 20-F 2020

Highlights by region for the year ended 31 December 2020 (continued)

Americas

	Revenue				Operating profit[b]
	2020 $m	2019 $m	Change $m	Change %	2020 $m	2019 $m	Change $m	Change %
Per Group financial statements, note 2	512	1,040	(528)	(50.8)	296	700	(404)	(57.7)

Reportable segments analysed asª:
Fee business	457	853	(396)	(46.4)	323	663	(340)	(51.3)
Owned, leased and managed lease	55	187	(132)	(70.6)	(27)	37	(64)	(173.0)
	512	1,040	(528)	(50.8)	296	700	(404)	(57.7)

Reportable segments (see above)	512	1,040	(528)	(50.8)	296	700	(404)	(57.7)
Currency impact	–	(5)	5	–	–	(4)	4	–
Underlying revenue and underlying operating profit	512	1,035	(523)	(50.5)	296	696	(400)	(57.5)

[a]	Revenues as included in the Group Financial Statements, note 3.

[b]	Before exceptional items.

EMEAA

	Revenue				Operating profit[b]
	2020 $m	2019 $m	Change $m	Change %	2020 $m	2019 $m	Change $m	Change %
Per Group financial statements, note 2	221	723	(502)	(69.4)	(50)	217	(267)	(123.0)

Reportable segments analysed asª:
Fee business	107	337	(230)	(68.2)	(18)	202	(220)	(108.9)
Owned, leased and managed lease	114	386	(272)	(70.5)	(32)	15	(47)	(313.3)
	221	723	(502)	(69.4)	(50)	217	(267)	(123.0)

Reportable segments (see above)	221	723	(502)	(69.4)	(50)	217	(267)	(123.0)
Significant liquidated damages	(1)	(11)	10	(90.9)	(1)	(11)	10	(90.9)
Owned asset disposals[c]	(2)	(12)	10	(83.3)	(3)	(2)	(1)	50.0
Currency impact	–	4	(4)	–	–	2	(2)	–
Underlying revenue and underlying operating profit	218	704	(486)	(69.0)	(54)	206	(260)	(126.2)

[a]	Revenues as included in the Group Financial Statements, note 3.

[b]	Before exceptional items.

[c]	The results of the Holiday Inn Melbourne Airport have been removed in 2020 (being the year of disposal) and the prior year to determine underlying growth compared to the prior year.

Greater China

	Revenue				Operating profit[b]
	2020 $m	2019 $m	Change $m	Change %	2020 $m	2019 $m	Change $m	Change %
Per Group financial statements, note 2	77	135	(58)	(43.0)	35	73	(38)	(52.1)

Reportable segments analysed asª:
Fee business	77	135	(58)	(43.0)	35	73	(38)	(52.1)

Reportable segments (see above)	77	135	(58)	(43.0)	35	73	(38)	(52.1)
Currency impact	–	2	(2)	–	–	–	–	–
Underlying revenue and underlying operating profit	77	137	(60)	(43.8)	35	73	(38)	(52.1)

[a]	Revenues as included in the Group Financial Statements, note 3.

[b]	Before exceptional items.

Other financial information	IHG | Annual Report and Form 20-F 2020	213

Additional Information

Other financial information continued

Highlights for the year ended 31 December 2019

Reportable segments

	Revenue				Operating profit
	2019 $m	2018 $m	Change $m	Change %	2019 $m	2018 $m	Change $m	Change %
Per Group income statement	4,627	4,337	290	6.7	630	582	48	8.2
System Fund	(1,373)	(1,233)	(140)	11.4	49	146	(97)	(66.4)
Reimbursement of costs	(1,171)	(1,171)	–	–	–	–	–	–
Operating exceptional items	–	–	–	–	186	104	82	78.8
Reportable segments	2,083	1,933	150	7.8	865	832	33	4.0

Reportable segments analysed as:
Fee business	1,510	1,486	24	1.6	813	793	20	2.5
Owned, leased and managed lease	573	447	126	28.2	52	39	13	33.3
	2,083	1,933	150	7.8	865	832	33	4.0

Underlying fee revenue

	Revenue
	2019 $m	2018 $m	Change $m	Change %
Reportable segments fee business (see above)	1,510	1,486	24	1.6
Significant liquidated damages	(11)	(13)	2	(15.4)
Acquisitions[a]	(14)	–	(14)	–
Currency impact	–	(17)	17	–
Underlying fee revenue	1,485	1,456	29	2.0	[b]

[a]	The results of acquired businesses (Six Senses and two UK portfolio hotels) are removed only in the year of acquisition when determining underlying growth compared to the prior year.

[b]	Reported as a KPI on page 44.

Highlights for the year ended 31 December 2018

Reportable segments

	Revenue				Operating profit
	2018 $m	2017 $m	Change $m	Change %	2018 $m	2017 $m	Change $m	Change %
Per Group income statement	4,337	4,075	262	6.4	582	744	(162)	(21.8)
System Fund	(1,233)	(1,242)	9	(0.7)	146	34	112	329.4
Reimbursement of costs	(1,171)	(1,103)	(68)	6.2	–	–	–	–
Operating exceptional items	–	–	–	–	104	(4)	108	(2,700.0)
Reportable segments	1,933	1,730	203	11.7	832	774	58	7.5

Reportable segments analysed as:
Fee business	1,486	1,379	107	7.8	793	731	62	8.5
Owned, leased and managed lease	447	351	96	27.4	39	43	(4)	(9.3)
	1,933	1,730	203	11.7	832	774	58	7.5

Underlying fee revenue

	Revenue
	2018 $m	2017 $m	Change $m	Change %
Reportable segments fee business (see above)	1,486	1,379	107	7.8
Significant liquidated damages	(13)	–	(13)	–
Acquisitions[a]	(1)	–	(1)	–
Currency impact	–	4	(4)	–
Underlying fee revenue	1,472	1,383	89	6.4	[b]

[a]	The results of acquired businesses (Regent and the UK portfolio) are removed only in the year of acquisition when determining underlying growth compared to the prior year.

[b]	Reported as a KPI on page 44.

214	IHG | Annual Report and Form 20-F 2020

Fee margin reconciliation

	2020 $m	2019 $m	2018 $m	2017 $m
Revenue
Reportable segments analysed as fee business (page 150)	823	1,510	1,486	1,379
Significant liquidated damages	(1)	(11)	(13)	–
Captive insurance company (note 21)	(19)	(19)	(11)	(9)
	803	1,480	1,462	1,370
Operating profit
Reportable segments analysed as fee business (pages 212 and 214)	278	813	793	731
Significant liquidated damages	(1)	(11)	(13)	–
Captive insurance company (note 21)	(3)	(1)	(1)	–
	274	801	779	731

Fee margin[a]	34.1%	54.1%	53.3%	53.4%

[a]	Reported as a KPI on page 45.

Net capital expenditure reconciliation

	12 months ended 31 December
$m	2020 $m	2019 $m
Net cash from investing activities	(61)	(493)
Adjusted for:
Contract acquisition costs net of repayments	(64)	(61)
System Fund depreciation and amortisation[a]	58	49
Acquisition of businesses, net of cash acquired	–	292
Payment of contingent purchase consideration	–	2
Net capital expenditure	(67)	(211)
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs, net of repayments of $64m (2019: $61m))	(107)	(147)
Capital expenditure: recyclable investments	17	(15)
Capital expenditure: System Fund capital investments	23	(49)
Net capital expenditure	(67)	(211)

[a]	Excludes depreciation on right-of-use assets.

Gross capital expenditure reconciliation

	12 months ended 31 December
$m	2020 $m	2019 $m
Net capital expenditure	(67)	(211)
Add back:
Disposal receipts	(18)	(4)
Repayments of contract acquisition costs	–	(1)
Distributions from associates and joint ventures	(5)	–
System Fund depreciation and amortisation[a]	(58)	(49)
Gross capital expenditure	(148)	(265)
Analysed as:
Capital expenditure: maintenance (including gross contract acquisition costs of $64m (2019: $62m))	(107)	(148)
Capital expenditure: recyclable investments	(6)	(19)
Capital expenditure: System Fund capital investments	(35)	(98)
Gross capital expenditure	(148)	(265)

[a]	Excludes depreciation on right-of-use assets.

Other financial information	IHG | Annual Report and Form 20-F 2020	215

Additional Information

Other financial information continued

Free cash flow reconciliation

	12 months ended 31 December
	2020 $m	2019 $m	2018 $m	2017 $m	2016 $m	ª
Net cash from operating activities	137	653	709	616	710
Adjusted for:
Payment of contingent purchase consideration	–	6	–	–	–
Principal element of lease payments	(65)	(59)	(35)	(25)	–
Purchase of shares by employee share trusts	–	(5)	(3)	(3)	(10)
Capital expenditure: maintenance (excluding contract acquisition costs)	(43)	(86)	(60)	(72)	(54)
Cash receipt from renegotiation of long-term partnership agreement	–	–	–	–	(95)
Free cash flow[b]	29	509	611	516	551

[a]	Does not include the impact of IFRS 15 or IFRS 16.

[b]	Reported as a KPI on page 45.

Adjusted interest reconciliation

	12 months ended 31 December
	2020 $m	2019 $m
Net financial expenses
Financial income	4	6
Financial expenses	(144)	(121)
	(140)	(115)
Adjusted for:
Interest payable on balances with the System Fund	(3)	(13)
Capitalised interest relating to System Fund assets	(1)	(5)
Exceptional financial expenses	14	–
	10	(18)
Adjusted interest	(130)	(133)

Adjusted EBITDAª reconciliation

	2020 $m	2019 $m	2018 $m
Operating profit	(153)	630	582
Add back
System Fund result	102	49	146
Operating exceptional items	270	186	104
Depreciation and amortisation	110	116	115
Adjusted EBITDA	329	981	947

[a]	For covenant purposes, calculated on a frozen GAAP basis, adjusted EBITDA is $272m (2019: $897m).

216	IHG | Annual Report and Form 20-F 2020

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

The following tables present RevPAR statistics for the year ended 31 December 2020 and a comparison to 2019. Fee business and owned, leased and managed lease statistics are for comparable hotels and include only those hotels in the Group’s System at 31 December 2020 and franchised, managed, owned, leased or managed lease by the Group since 1 January 2019. The comparison with 2019 is at constant US$ exchange rates.

	Fee business		Owned, leased and managed lease
	2020	Change vs 2019	2020	Change vs 2019
Americas
InterContinental
Occupancy	24.9%	(47.2)ppt	–	–
Average daily rate	$178.70	(16.0%)	–	–
RevPAR	$44.46	(71.0%)	–	–
Kimpton
Occupancy	28.4%	(50.9)ppt	–	–
Average daily rate	$212.25	(15.5)%	–	–
RevPAR	$60.31	(69.7)%	–	–
Crowne Plaza
Occupancy	27.6%	(36.8)ppt	–	–
Average daily rate	$104.03	(18.6)%	–	–
RevPAR	$28.76	(65.1)%	–	–
Hotel Indigo
Occupancy	39.1%	(33.0)ppt	–	–
Average daily rate	$129.15	(20.6)%	–	–
RevPAR	$50.46	(57.0)%	–	–
EVEN Hotels
Occupancy	30.2%	(45.4)ppt	41.2%	(34.8)ppt
Average daily rate	$104.18	(35.4)%	$104.80	(29.9)%
RevPAR	$31.42	(74.2)%	$43.21	(62.0)%
Holiday Inn
Occupancy	36.5%	(29.4)ppt	32.1%	(51.3)ppt
Average daily rate	$98.21	(13.4)%	$179.34	(1.7)%
RevPAR	$35.90	(52.0)%	$57.56	(62.2)%
Holiday Inn Express
Occupancy	45.7%	(23.1)ppt	–	–
Average daily rate	$100.19	(12.1)%	–	–
RevPAR	$45.81	(41.6)%	–	–
Staybridge Suites
Occupancy	55.4%	(19.3)ppt	–	–
Average daily rate	$100.48	(13.7)%	–	–
RevPAR	$55.69	(36.0)%	–	–
Candlewood Suites
Occupancy	61.7%	(10.6)ppt	–	–
Average daily rate	$78.97	(9.8)%	–	–
RevPAR	$48.74	(23.0)%	–	–

Other financial information	IHG | Annual Report and Form 20-F 2020	217

Additional Information

Other financial information continued

RevPAR, average daily rate and occupancy continued

	Fee business		Owned, leased and managed lease
	2020	Change vs 2019	2020	Change vs 2019
EMEAA
InterContinental
Occupancy	31.9%	(40.5)ppt	24.5%	(49.7)ppt
Average daily rate	$157.63	(20.2)%	$304.25	0.6%
RevPAR	$50.34	(64.8)%	$74.65	(66.7)%
Crowne Plaza
Occupancy	30.2%	(43.5)ppt	–	–
Average daily rate	$105.13	(13.4)%	–	–
RevPAR	$31.72	(64.5)%	–	–
Hotel Indigo
Occupancy	27.8%	(51.1)ppt	–	–
Average daily rate	$107.49	(25.3)%	–	–
RevPAR	$29.90	(73.7)%	–	–
Holiday Inn
Occupancy	31.9%	(41.6)ppt	–	–
Average daily rate	$80.88	(17.8)%	–	–
RevPAR	$25.80	(64.3)%	–	–
Holiday Inn Express
Occupancy	35.4%	(41.9)ppt	–	–
Average daily rate	$67.29	(22.4)%	–	–
RevPAR	$23.85	(64.5)%	–	–
Staybridge Suites
Occupancy	41.4%	(30.2)ppt	–	–
Average daily rate	$114.94	(7.7)%	–	–
RevPAR	$47.61	(46.6)%	–	–
Greater China
InterContinental
Occupancy	45.1%	(18.7)ppt	–	–
Average daily rate	$103.33	(10.6)%	–	–
RevPAR	$46.64	(36.8)%	–	–
HUALUXE
Occupancy	44.6%	(6.8)ppt	–	–
Average daily rate	$58.78	(8.2)%	–	–
RevPAR	$26.24	(20.4)%	–	–
Crowne Plaza
Occupancy	40.6%	(18.3)ppt	–	–
Average daily rate	$67.84	(10.7)%	–	–
RevPAR	$27.54	(38.4)%	–	–
Hotel Indigo
Occupancy	42.7%	(19.9)ppt	–	–
Average daily rate	$108.63	(17.8)%	–	–
RevPAR	$46.34	(44.0)%	–	–
Holiday Inn
Occupancy	39.6%	(22.8)ppt	–	–
Average daily rate	$52.50	(16.4)%	–	–
RevPAR	$20.80	(46.9)%	–	–
Holiday Inn Express
Occupancy	43.4%	(17.7)ppt	–	–
Average daily rate	$37.18	(16.5)%	–	–
RevPAR	$16.14	(40.6)%	–	–

218	IHG | Annual Report and Form 20-F 2020

Directors’ Report

This Directors’ Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Governance Report approved by the Board is provided on pages 74 to 111 and incorporated by reference herein.

Subsidiaries, joint ventures and associated undertakings

The Group has over 400 subsidiaries, joint ventures and related undertakings (including branches). A list of subsidiaries and associated undertakings disclosed in accordance with the Companies Act is provided at note 34 of the Group Financial Statements on pages 197 to 199.

Directors

For biographies of the current Directors see pages 76 to 79.

Directors’ and Officers’ (D&O) liability insurance and existence of qualifying indemnity provisions

The Company maintains the Group’s D&O liability insurance policy, which covers Directors and Officers of the Company defending civil proceedings brought against them in their capacity as Directors or Officers of the Company (including those who served as Directors or Officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2020.

Articles of Association

The Company’s Articles of Association may only be amended by special resolution and are available on the Company’s website at www.ihgplc.com/investors under Corporate governance.

A summary is provided on pages 232 and 233.

Shares

Share capital

The Company’s issued share capital at 31 December 2020 consisted of 187,717,720 ordinary shares of 20 340/399 pence each, including 5,061,408 shares held in treasury, which constituted 2.7% of the total issued share capital (including treasury shares). There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2020, 623,019 shares were transferred from treasury to the employee share ownership trust.

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.

Share issues and buybacks

In 2020, the Company did not issue any new shares, nor did it buy back any existing shares.

Dividends

During the year, the Company took several steps to protect its cash flow, including the Board withdrawing its recommendation of a final dividend in respect of 2019 of 85.9 ¢ per share. An interim dividend in respect of 2020 was not paid and the Board will continue to defer consideration of further dividends until visibility of the pace and scale of market recovery has improved.

Major institutional shareholders

As at 22 February 2021, the Company had been notified of the following significant holdings in its ordinary shares under the UK Disclosure Guidance and Transparency Rules (DTRs):

	As at 22 February 2021			As at 17 February 2020		As at 18 February 2019
	Ordinary			Ordinary		Ordinary
Shareholder	shares/ADSs[a]		%[a]	shares/ADSs[a]	%[a]	shares/ADSs[a]	%[a]
BlackRock, Inc.	10,429,827	[b]	5.71	9,939,317	5.46	10,165,234	5.60
Boron Investments B.V.	6,890,000		3.77	11,450,000	6.01	11,450,000	6.01
Cedar Rock Capital Limited	14,923,417		5.07	14,923,417	5.07	14,923,417	5.07
Fiera Capital Corporation	11,037,891		6.06	11,037,891	6.06	9,662,767	5.07
Fundsmith LLP	10,222,246		5.18	10,222,246	5.18	10,222,246	5.18
Royal Bank of Canada	9,161,021	[c]	5.01	n/a	n/a	n/a	n/a

[a]

The number of shares and percentage of voting rights was determined at the time of the relevant disclosures made in accordance with Rule 5 of the DTRs and doesn’t necessarily reflect the impact of any share consolidation or any changes in shareholding subsequent to the date of notification that are not required to be notified to us under the DTRs.

[b]	Total shown includes 1,431,074 qualifying financial instruments to which voting rights are attached.

[c]	Total shown includes 123,160 qualifying financial instruments to which voting rights are attached.

In addition to the above notifications, the Company had been notified of the following holdings in its ordinary shares:

FMR LLC notified the Company on 22 January 2020 that it held less than 5% of voting rights.

BLS Capital Fondsmaeglerselskab A/S notified the Company on 10 November 2020 that it held less than 3% of voting rights.

As at 22 February 2021, the Company had not received any further notifications in relation to the holdings referred to above.

The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements the operation of which may result in a change in its control.

For further details on shareholder profiles, see page 243.

Directors’ Report	IHG | Annual Report and Form 20-F 2020	219

Additional Information

Directors’ Report continued

2020 share awards and grants to employees

Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market or from shares held in treasury; however, the Company continues to review this policy. The Company’s share plans incorporate the current Investment Association’s guidelines on dilution which provide that commitments to new shares or re-issue treasury shares under executive plans should not exceed 5% of the issued ordinary share capital of the Company (adjusted for share issuance and cancellation) in any 10-year period. During the financial year ended 31 December 2020, the Company transferred 623,019 treasury shares (0.33% of the total issued share capital) to satisfy obligations under its share plans.

The estimated maximum dilution from awards made under the Company’s share plans over the last 10 years is 3.5%.

As at 31 December 2020, no options were outstanding. The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

Employee share ownership trust (ESOT)

IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During 2020, the ESOT released 736,673 shares and at 31 December 2020 it held 68,319 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

In July 2019, shares held in the ESOT that had been allocated to share plan participants under the Annual Performance Plan were transferred to Equatex UK Limited (now Computershare Investor Services Plc) where they are held in a nominee account on behalf of those participants (Nominee). The shares held by the Nominee have been allocated to share plan participants on terms that entitle those participants to request or require the Nominee to exercise the voting rights relating to those shares. The Nominee shall exercise those votes in accordance with the directions of the participants. Shares that have not been allocated to share plan participants under such terms continue to be held by the ESOT and the trustee may vote or abstain from exercising their voting rights in relation to those shares, or accept or reject any offer relating to the shares, in any way it sees fit.

As at 31 December 2020, the Nominee held 294,932 ordinary shares in the Company, in the form of unvested share plan awards, allocated to Annual Performance Plan share plan participants.

Unless otherwise requested by the Company, the trustee of the ESOT waives all ordinary dividends on the shares held in the ESOT, other than shares which have been allocated to participants on terms which entitle them to the benefit of dividends, except for such amount per share as shall, when multiplied by the number of shares held by it on the relevant date, equal one pence or less.

Colleague Share Plan

The Company’s Colleague Share Plan rules (Rules) were approved by shareholders at the Company’s 2019 AGM. A summary of the Rules is set out in the appendix to the notice of the Company’s 2019 AGM, which is available at www.ihgplc.com/investors under Shareholder centre in the AGMs and meetings section. Following a detailed communication plan, invitations to join the Colleague Share Plan were sent to all eligible corporate employees at the end of 2019 with the first plan year commencing in January 2020 (Plan Year).

In accordance with the Rules, participant contributions have been used to purchase shares on a monthly basis on behalf of the individuals (Purchased Shares) and held within the Nominee. At the end of the Plan Year, the participants received a conditional right to receive one share (Matching Share) for every one Purchased Share that they have purchased. Providing the participants hold the Purchased Shares in the Nominee until the first anniversary of the end of the Plan Year, the conditional right to Matching Shares will vest.

As at 31 December 2020, the Nominee held 35,776 ordinary shares on behalf of Colleague Share Plan participants.

The second plan year commenced in January 2021 following the annual communication inviting employees to participate, and as at 22 February 2021, the Nominee held 2,683 Purchased Shares in relation to the second plan year.

Future business developments of the Group

Further details on these are set out in the Strategic Report on pages 2 to 71.

Employees and Code of Conduct

Having a predominantly franchised and managed business model means that not all of those people who work at hotels operated under our brands are our employees. When the Group’s entire estate is taken into account (including those working in our franchised and managed hotels), approximately 350,000 people worked globally across IHG’s brands as at 31 December 2020. Further details on our employees and Code of Conduct are set out in the Strategic Report on pages 24 and 25.

The average number of IHG employees, including part-time employees, during 2020 were as follows:

•	8,146 people worldwide (including those in our corporate offices, central reservations offices and owned hotels (excluding those in a category below)), whose costs were borne by the Group;

•	4,686 people who worked directly on behalf of the System Fund and whose costs were borne by the System Fund; and

•	15,980 General Managers and (in the US predominantly) other hotel workers, who work in managed hotels, who have contracts or are directly employed by IHG and whose costs are borne by those hotels.

See note 4 of the Group Financial Statements on page 153 for more information.

Employment of disabled persons

IHG continues to focus on providing an inclusive environment, in which employees are valued for who they are and what they bring to the Group, and in which talented individuals are retained through all levels of the organisation – see pages 26 to 28.

We look to appoint the most appropriate person for the job and are committed to providing equality of opportunity to all employees without discrimination. Every effort is made to ensure that applications for employment from disabled employees are fully and fairly considered and that disabled employees have equal opportunities to training, career development and promotion.

The Code of Conduct applies to all Directors, officers and employees and complies with the NYSE rules as set out in Section 406 of the US Sarbanes-Oxley Act 2002. Further details can be found on page 239.

For more information on the Group’s employment policies, including equal opportunities, employee communications and development, see pages 26 to 28, and our website www.ihgplc.com/responsible-business

220	IHG | Annual Report and Form 20-F 2020

Greenhouse gas (GHG) emissions

By delivering more environmentally sustainable hotels, we create value for IHG, our owners and all our stakeholders. We recognise the risks from climate change and the importance of reducing our carbon footprint and in 2020 have published our 2030 carbon reduction targets, approved by the Science Based Targets initiative. During 2020, due mainly to the impacts of Covid-19 on our industry, our absolute Scope 1, 2 and 3 (FERA) GHG emissions from our owned, leased and managed hotels fell by 23%, from a 2018 base year (against a 2030 reduction target of 15%), and our Scope 3 GHG emissions from our franchised hotels fell by 18% per square metre, from a 2018 base year (against a 2030 reduction target of 46% per square meter). Covid-19 has significantly impacted occupancy levels across our estate and required intermittent hotel closures in many locations, which in turn has significantly lowered our carbon footprint for the year. As the industry recovers, we will continue to focus on achieving our carbon reduction goals by driving energy efficiency in our hotels and increasingly looking at renewable energy solutions.

			2020		2019		2018
Reporting boundary	Measure	Global	UK and UK offshore only	Global	UK and UK offshore only	Global	UK and UK offshore only
Emissions from operations under our direct control	Energy – fuel use and refrigerants (hotels and transport) (kWh)	1,521,594,818	8,153,192	2,102,512,059	16,862,206	2,057,587,064	22,402,103
– corporate offices and IHG owned, leased and managed hotels	Energy – purchased electricity, heat, steam and cooling (kWh)	2,941,644,820	12,504,410	3,788,758,919	22,032,986	3,575,195,407	18,269,535
	Scope 1 Direct emissions – fuel use and refrigerants (tCO[2]e)	342,504	1,558	491,740	3,286	481,047	4,316
	Scope 2 Indirect emissions – purchased energy (tCO[2]e, location-based)	1,529,400	2,917	2,014,868	5,623	1,926,948	5,057
	Scope 2 Indirect emissions – purchased energy (tCO[2]e, market-based)	1,536,108	2,917	2,035,966	5,623	1,955,209	5,057
	Total Scope 1 and 2 (tCO[2]e, location-based)	1,871,903	4,475	2,506,609	8,909	2,407,995	9,374
	Scope 1 and 2 intensity (tCO[2]e per $000 revenue, location-based)	0.35	0.07	0.21	0.03	0.21	0.04
Emissions from operations outside our direct control – franchised hotels	Scope 3 Indirect emissions from franchised hotels (tCO[2]e)	1,904,006	90,632	2,689,433	148,820	2,714,512	161,197
Total GHG emissions	Scope 1, 2 and 3 (tCO[2]e)	3,775,909	95,107	5,196,041	157,729	5,122,507	170,571

Scope

We report Scope 1, Scope 2 and Scope 3 emissions as defined by the GHG protocol:

•	Scope 1 emissions are direct emissions from the burning of fuels or from refrigerant losses by the emitter.

•	Scope 2 emissions are indirect emissions generated by the energy purchased or acquired by the emitter.

•	Scope 3 emissions are indirect emissions that occur in a company’s value chain.

Methodology

We have worked with external consultants to give us an up-to-date picture of IHG’s carbon footprint and assess our performance over time. To calculate our emissions, they use the GHG Protocol Corporate Accounting and Reporting Standard methodology and refer to other existing and emerging definitions, methodologies and standards, as relevant. Our consultants use utility consumption data as reported by hotels on the IHG Green Engage™ system, complete outlier checks as necessary, apply sampling and extrapolation methodology to estimate our global energy use and apply the appropriate emission factors to calculate our GHG emissions. For 2020, the sample covered 311 (88%) of our 354 UK hotels and 4,649 (79%) of our 5,922 global hotels with occupancy during the reporting period 2017-2020.

Global sample size was smaller in 2020 than in 2019 (92%), due to the impacts of Covid-19 on our hotels and their capacity to report utility data. Any missing datapoints for energy use in 2020 have been filled using average consumption per room night from the nearest 12-month period. Region-brand, regional and global average consumption per room night were calculated for each fuel type and outliers were identified by comparison to the median of the relevant region-brand group. Consumption data has been estimated for non-reporting hotels based on region-brand average consumption per room night, applied to a hotel’s number of room nights. This ensures that all hotels have a consumption figure corresponding to their occupied room nights. As IHG’s System size is continually changing, 2019 and 2018 data have been restated.

With our 2020 reporting, we have moved to calendar year reporting, showing annual GHG emissions for the period 1 January to 31 December. In previous years, we reported emissions for the period 1 October to 30 September, to ensure as much data as possible was available for annual calculations. From 2020, we are aligning our GHG reporting to our financial reporting period, to enable analysis of both financial and non-financial indicators for the same period.

Directors’ Report	IHG | Annual Report and Form 20-F 2020	221

Additional Information

Directors’ Report continued

Energy reduction initiatives

IHG hotels globally use the IHG Green Engage™ system, a comprehensive online environmental management platform that helps them measure, track and report their utility consumption and carbon footprint, as well as providing over 200 ‘Green Solutions’ with detailed guidance to support hotels in reducing their energy, water and waste impacts. To comply with the IHG Green Engage™ standard, hotels are required amongst others to report their monthly energy consumption and complete key energy saving actions. In addition, hotels are set annual carbon reduction targets to drive continuous improvement.

In 2020, we saw our global GHG emissions (Scope 1, 2 and 3) fall by 26% compared to base year 2018. This was largely due to the impacts of Covid-19 on our industry, resulting in low occupancy levels and intermittent hotel closures, but also in part due to targeted energy reduction efforts in our estate, including for example the implementation of a daily energy consumption tracker in some locations. Where possible, we have worked closely with our hotels throughout the pandemic to help minimise energy consumption and utility costs during hotel closure and maximise energy efficiency during the re-opening stage.

For more information on the Group’s responsible business targets, see pages 20, 21, 29 and 30.

Finance

Political donations

The Group made no political donations under the Companies Act during the year and proposes to maintain this policy.

Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 24 to the Group Financial Statements on pages 179 to 183.

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole:

•	The 10-year £400 million bond issued by the Company on 28 November 2012, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•	The $1.275 billion syndicated loan facility agreement dated 30 March 2015 and maturing in September 2023, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable.

•	The 10-year £300 million bond issued by the Company on 14 August 2015, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•	The 10-year £350 million bond issued by the Company on 24 August 2016, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.
•	The 8.5-year €500 million bond issued by the Company on 15 November 2018, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•	The 4-year €500 million bond issued by the Company on 8 October 2020, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•	The 8-year £400 million bond issued by the Company on 8 October 2020, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

Further details on material contracts are set out on page 234.

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

For details, see page 114.

The Companies (Miscellaneous Reporting) Regulations 2018

An overview of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act 2006 is provided in the Section 172 statement on pages 22 to 23. Further details can be found throughout the Strategic Report and Governance Report, as indicated in the Section 172 statement.

Specifically, a description of the actions taken by the Directors during the year to provide employees with information on matters concerning them, engage with employees to make better informed decisions, encourage employee involvement in the Company’s employee share scheme and increase employee awareness of the financial and economic factors affecting the performance of the Company, can be found in our Employee engagement statement on page 26, throughout the Governance Report and on page 220.

Our statement of business relationships with suppliers, customers and others is set out on page 31.

222	IHG | Annual Report and Form 20-F 2020

Listing Rules – compliance with LR 9.8.4C

Section	Applicable sub-paragraph within LR 9.8.4C	Location

1	Interest capitalised	Group Financial Statements, note 7, page 157

4	Details of long-term incentive schemes	Directors’ Remuneration Report, pages 96 to 111

The above table sets out only those sections of LR 9.8.4C which are relevant. The remaining sections of LR 9.8.4 are not applicable.

Going concern

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 71 and in the Group information on pages 224 to 235.

The impact of the Covid-19 pandemic on the hospitality industry has been severe. Through 2020, many of the Group’s hotels were temporarily closed, while others experienced historically low levels of occupancy and room rates. The Group’s fee-based model and wide geographic spread mean that it is well placed to manage through these uncertain times.

The Group has taken various actions to manage cash outflows and strengthen its liquidity during 2020. As at 31 December 2020 the Group had total liquidity of $2,925m, comprising $1,350m of undrawn bank facilities and $1,575m of cash and cash equivalents (net of overdrafts and restricted cash).

There remains unusually limited visibility on the pace and scale of market recovery and therefore there are a wide range of possible planning scenarios over the going concern period. The scenarios and assessment considered by the Directors in adopting the going concern basis for preparing these financial statements is included on page 133.

Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2022 and there are no material uncertainties that may cast doubt on the Group’s going concern status. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Please see page 42 for the Directors’ assessment of the viability of the Group.

By order of the Board,

Nicolette Henfrey

Company Secretary

InterContinental Hotels Group PLC

Registered in England and Wales, Company number 5134420

22 February 2021

Directors’ Report	IHG | Annual Report and Form 20-F 2020	223

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

The Group, formerly known as Bass, and then Six Continents, was historically a conglomerate operating as, among other things, a brewer, soft drinks manufacturer, hotelier, leisure operator, and restaurant, pub and bar owner. In 1988 Bass acquired Holiday Inn International and the remainder of the Holiday Inn brand in 1990. The InterContinental brand was acquired by Bass in 1998 and the Candlewood Suites brand was acquired by Six Continents in 2003.

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

Recent acquisitions and divestitures

The Group had no material acquisitions in 2020, therefore there was no cash outflow in this regard during the year (2019: $300 million, 2018: $38 million). The 2019 net cash outflow principally related to the acquisition of Six Senses Hotels Resorts Spas and its management business (‘Six Senses’) in February 2019.

Further information is included in note 11 to the Group Financial Statements on page 164.

The Group had no material divestitures in 2020 or 2019.

Capital expenditure

•	Gross capital expenditure in 2020 totalled $148 million compared with $265 million in 2019 and $253 million in 2018, see page 215.

•	At 31 December 2020, capital committed (being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Group Financial Statements) totalled $19 million.

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

While the Covid-19 pandemic, and related restrictions imposed by governments and others, has not fundamentally changed our risk factors, it has heightened the uncertainty in many areas which we face in delivering our short- and longer-term ambitions and reconfirmed that many of our risks are connected. This is most obvious in relation to the continuing significance of the safety and security of our colleagues and guests, government interventions impacting domestic, national and international travel, consumer confidence and appetite to travel internationally in the longer term, how we operate our hotels and the overall impact on our business resilience. The response to the primary safety concerns of Covid-19 has also created several secondary impacts. For example:

•	heightened risk of negative reputational impact (and the business consequences) as a result of any of our pandemic crisis management actions being negatively perceived by any stakeholder group;

•	heightened cyber risks from working remotely;
•	closure of key locations putting pressure on our processes, systems and infrastructure;

•	enhanced exposure to key person risks;

•	strain on our third-party supplier relationships – both in relation to business continuity and wider risks of supplier insolvency and/or default;

•	heightened risk of impairment of non-current assets;

•	new global or local laws or requirements; and

•	significant cost pressures for owners raising risks of default on payments due to IHG, employees or suppliers; non-compliance by owners with standards and other requirements; and owner insolvency and work-outs; impacting our ability to roll out initiatives as planned and the wider risk to our business model.

More recently the Covid-19 pandemic has created further trends in certain risk factors. For example:

•	a sustained downturn caused by further waves of the pandemic and/or a slower than anticipated industry recovery, including potential recovery pathways for business and leisure travel. This could create further volatility in our risk factors and also challenging conditions in the capital markets making it more difficult to obtain additional funding if required and potential impact to financial performance or further actions required to manage costs;

224	IHG | Annual Report and Form 20-F 2020

Risk factors continued

•	heightened expectations from guests about the cleanliness and hygiene standards of major brands, which have already required a rapid response and investment by hotels and may continue to impact perceptions of brand quality;

•	the current context also creates challenges for us to communicate and meet consumer expectations when hotel services (e.g. food and beverage) are limited, and to ensure effective execution of high-profile standards across our franchise estate;

•	geopolitical tensions which may increase the likelihood of disruption to inbound or outbound travel and trade, and the potential for measures to be taken against businesses; and

•	inherent risks of burnout, physical and mental health impacts and challenges to retain staff in remote working arrangements.

To enable focus on the material risk factors facing the Group, the detail below has been organised under headings corresponding to the ordering of the principal risks outlined earlier in this document and considers the assessment of inherent risk trend and speed of potential impact on IHG objectives.

The principal risks are on pages 34 to 41, the cautionary statements regarding forward-looking statements are on page 245 and financial and forward-looking information including note 8 on pages 157 to 162, and note 24 on pages 179 to 183.

1. Macro external factors

The Group is exposed to the risks of political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation and availability of credit and currency fluctuations that could lower revenues and reduce income. The outlook for 2021 may worsen due to continued uncertainty following the conclusion of Brexit; uncertainty in the Eurozone; continuing disruption from Covid-19 on domestic and international travel patterns; potential disruptions in the US economy; the impact of fluctuating commodity prices (including oil) on economies dependent on such exports; continued unrest in parts of the Middle East, Africa and Asia; and barriers to global trade, including unforeseeable changes in regulations, imposition of tariffs or embargoes, and other trade restrictions or controls. The interconnected nature of economies suggests any of these, or other events, could trigger a recession that reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. Specifically, the Group is most exposed to the US market and, increasingly, to Greater China. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group’s ability to secure and retain franchise or management agreements.

Accordingly, the Group is particularly susceptible to adverse changes in these economies as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the financial health of current and potential owners and their ability to access capital, which could impact existing operations, timely payment of IHG fees, and the health of the pipeline.

The Group is exposed to the risks of overcapacity in the hotel industry

The future operating results of the Group could be adversely affected by industry overcapacity (by number of rooms) and weak demand due, for example, to the Covid-19 pandemic and associated restrictions on travel and customer confidence in returning to business and leisure travel, to the cyclical nature of the hotel industry, and to other differences between planning assumptions and actual operating conditions. These conditions could result in reductions in room rates and occupancy levels, which would adversely impact the financial performance of the Group.

2. Preferred brands and loyalty

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

The Group is reliant on the reputation of its existing brands and is exposed to inherent reputation risks

Any event that materially damages the reputation of one or more of the Group’s brands and/or fails to sustain the appeal of the Group’s brands to its customers and owners may have an adverse impact on the value of that brand and subsequent revenues from that brand or business. In particular, if the Group is unable to create consistent, valued and quality products and guest experiences across the franchised, managed, owned, leased and managed lease hotels or if the Group, its franchisees or business partners fail to act responsibly, this could result in an adverse impact on its brand reputation. In addition, the value of the Group’s brands could be influenced by a number of external factors outside the Group’s control, such as, but not limited to, changes in sentiments against global brands, changes in applicable regulations related to the hotel industry or to franchising, successful commoditisation of hotel brands by online travel agents and intermediaries, or changes in owners’ perceptions of the value of the Group.

The Group is exposed to inherent uncertainties associated with brand development and expansion

The Group has launched or acquired a number of new brands, such as EVEN Hotels, HUALUXE Hotels and Resorts, avid hotels, voco hotels, Kimpton Hotels & Restaurants, Regent Hotels & Resorts, Six Senses Hotels Resorts Spas, Atwell Suites, and entered into co-branded credit card relationships to support the IHG Rewards programme and an exclusive loyalty partnership with Mr & Mrs Smith. As the roll out, integration and growth of these brands (including associated loyalty programmes) is dependent on market conditions, guest preference and owner investment, and also continued cooperation with third parties, there are inherent risks that we will be unable to recover costs incurred in developing or acquiring the brands or any new programmes or products, or those brands, programmes, or products will not succeed as we intend. The Group’s ongoing agenda to deliver industry-leading net rooms growth creates risks relating to the transition of systems, operating models and processes, and may result in failures to improve commercial performance, leading to financial loss and undermining stakeholder confidence.

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

Group information	IHG | Annual Report and Form 20-F 2020	225

Additional Information

Group information continued

Risk factors continued

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

3. Leadership and talent

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

The Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees, up to and including Executive Directors. Some of the markets in which the Group operates may experience economic growth and/or low levels of unemployment, and there may be attractive roles and competitive rewards available elsewhere.

In the US and elsewhere, including our Greater China region, the Group is continuing to experience pay compression at senior leader level which is limiting the ability to attract and retain talent in key roles. The combination of temporary pay reductions, no 2020 bonus and the expected low outcomes for the in-flight LTIP awards may lead to significant retention risks for senior talent, particularly given the challenges facing the hospitality sector in the current environment.

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

A significant number of colleagues at our managed, owned, leased and managed lease hotels (approximately 4,200 in the US, Canada, Mexico, Grand Cayman and Dutch Antilles) are covered by collective bargaining agreements and similar agreements. If relationships with those colleagues or the unions that represent them deteriorate, the properties we own, lease or manage could experience labour disruptions such as strikes, lockouts, boycotts and public demonstrations. Collective bargaining agreements representing half of our organised colleagues in the US expired during 2018. These agreements were successfully renegotiated during 2019. Hotel sector union member participation continues to increase in key markets within the Americas region, which may require IHG to enter into new labour agreements as more employees become unionised in the future. Labour disputes, which are generally more likely when collective bargaining agreements are being renegotiated, could harm our relationship with our colleagues, result in increased regulatory inquiries and enforcement by governmental authorities and deter guests. Further, adverse publicity related to a labour dispute could harm our reputation and reduce customer demand for our services.

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

4. Cybersecurity and information governance

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

The Group experienced cybersecurity incidents including: (a) at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data; and (b) an incident that involved malware being installed on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties, that the Group become aware of in 2016. These incidents resulted in the Group reimbursing the impacted card networks for counterfeit fraud losses and related expenses and becoming subject to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the Security Incidents. To date, four lawsuits have been filed against IHG entities relating to the Security Incidents.

The legal and regulatory environment around data privacy and requirements set out by the payment card industry surrounding

226	IHG | Annual Report and Form 20-F 2020

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

For information of incidents relating to cybersecurity and data privacy, see pages 195 and 235.

5. Channel management and technology

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

The Group is exposed to inherent risks in relation to changing technology and systems

As the use of the internet, artificial intelligence, mobile and data technology grows, and new and disruptive technology solutions are developed, customer needs and expectations evolve at pace. The Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems, and also with regulatory, risk and ethical considerations of how these developments are used, may put the Group at a competitive disadvantage. In addition, the technologies or systems that the Group chooses to deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. Any such failure could adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, incur substantial costs or face other losses. This could further impact the Group’s reputation in regards to innovation. (See also “The Group is exposed to the risks related to cybersecurity and data privacy”).

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

The scope and complexity of our technology infrastructure, including increasing reliance on third-party suppliers to support and protect our systems and information, as well as the rapidly evolving cyber threats, means that we are inherently vulnerable to physical damage, failures, disruptions, denial of service, phishing or other malware attacks, cyber terrorism and fraud, as well as human error, negligence and wilful misuse. These risks may be heightened when these capabilities are provided off shore or in cloud-based environments. Our franchisees and suppliers are also inherently vulnerable to the same risks.

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

6. Investment effectiveness and efficiency

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

The Group is dependent upon a wide range of external stakeholders and business partners

The Group relies on the performance, behaviours and reputation of a wide range of business partners and external stakeholders, including, but not limited to, owners, contractors, lenders, suppliers, outsourced providers, vendors, joint-venture partners, online travel agents, third-party intermediaries and other business partners which may have different ethical values, interests and priorities. Further, the number and complexity of interdependencies with stakeholders is evolving. Breakdowns in relationships, contractual disputes, deterioration of the financial health of our partners, poor vendor performance, sub-standard control procedures, business continuity arrangements, insolvency, stakeholder behaviours or adverse reputations, which may be outside of the Group’s control, could adversely impact on the Group’s performance and competitiveness, delivery of projects, guest experiences or the reputation of the Group or its brands.

7. Legal, regulatory and ethical compliance

The Group is exposed to the risk of litigation

Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation claims made by many parties, including but not limited

Group information	IHG | Annual Report and Form 20-F 2020	227

Additional Information

Group information continued

Risk factors continued

to: guests, customers, joint-venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of the hotels it manages. Claims filed may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group’s results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands. (See also legal proceedings on page 235.)

The Group is required to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions

Government regulations affect countless aspects of the Group’s business including corporate governance, health and safety, the environment, social responsibility, bribery and corruption, employment law and diversity, disability access, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the Group’s strategy, including the markets the Group operates in, brand protection, and use or transmittal of personal data. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of licence to operate or reputational damage.

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

The Group is exposed to risks associated with its intellectual property

Given the importance of brand recognition to the Group’s business, the protection of its intellectual property poses a risk due to the variability and changes in controls, laws and effectiveness of enforcement globally, particularly in jurisdictions which may not have developed levels of protection for corporate assets such as intellectual property, trade secret, know-how and customer information, and records. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group’s brands and its ability to develop the business and compete currently or in the future. Third-party claims that we infringe their intellectual property could lead to disputes, litigation, damages and other expenses. (See also “The Group is exposed to the risks related to cybersecurity and data privacy”.)

8. Financial management and control systems

The Group is exposed to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants

While the strategy of the Group is to grow through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities, technological innovations and strategic acquisitions; and to maintain and improve owned hotels. The Group is reliant upon having financial strength and access to borrowing facilities to meet these expected capital requirements. The majority of the Group’s borrowing facilities are only available if the financial covenants in the facilities are complied with. Non-compliance with covenants could result in the Group’s lenders demanding repayment of the funds advanced and any undrawn facilities could be unavailable. If the Group’s financial performance does not meet market expectations, it may not be able to refinance existing facilities on terms considered favourable.

The Group’s operations are dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations

Cash and cash equivalents is held in short-term deposits and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $44 million (2019: $16 million) is held in countries where repatriation is restricted as a result of foreign exchange regulations. Medium and long-term borrowing requirements are met through committed bank facilities and bonds. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and facilities.

The Group is exposed to an impairment of the carrying value of our brands, goodwill or other tangible and intangible assets negatively affecting our consolidated operating results

Significant amounts of goodwill, intangible assets, right-of-use assets, property, plant and equipment, investments and contract assets are recognised on the Group balance sheet. We review the value of our goodwill and indefinite-lived intangible assets for impairment annually (or whenever events or circumstances indicate impairment may have occurred). Changes to estimated values can result from political, economic and financial market developments or other shifts in the business climate, the competitive environment, the perceived reputation of our brands (by guests or owners), or changes in interest rates, operating cash flows, market capitalisation, or developments in the legal or regulatory environment. Impairments of $226m were recognised in 2020, primarily due to changes in forecast future cash flows as a consequence of Covid-19 and the associated future economic impacts. Because of the significance of our goodwill and other non-current assets, we have incurred and may incur future impairment charges on these assets which could have a material adverse effect on our financial results.

The Group is exposed to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net liabilities and interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in pounds sterling (including €1,000 million euro bonds which have been swapped into sterling using currency swaps). Conducting business in currencies other than US dollars exposes us to fluctuations in exchange rates, currency devaluations, or restructurings. This could potentially lower our reported revenues, increase our costs, reduce our profits or disrupt our operations. Our exposure to these factors is linked to the pace of our growth in territories outside the US and, if the proportion of our revenues grows, this may increase the potential sensitivity to currency movements having an adverse impact on our results.

The Group is also exposed to interest rate risk in relation to its fixed and floating rate borrowings and may use interest rate swaps to manage the exposure.

228	IHG | Annual Report and Form 20-F 2020

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

The Group’s financial performance may be affected by changes in tax laws

Many factors will affect the Group’s future tax rate, the key ones being legislative developments, future profitability of underlying subsidiaries and tax uncertainties. The impact of Covid-19 has resulted in changes to the Group’s current geographic profit mix and this trend is expected to continue for at least the short term. This is likely to result in a higher than usual tax rate for the Group in the short term. Worldwide tax reform continues, most notably with the OECD’s review into ‘Tax Challenges Arising from Digitalisation’, and this could impact the tax profile of the Group over the longer term. The Group continues to monitor activity in this area. Tax liabilities or refunds may also differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law.

The Group may face difficulties insuring its business

Historically, the Group has maintained insurance at levels determined to be appropriate in light of the cost of cover and the risk profile of the business. However, the Group’s claims experience and wider external market forces may limit the scope of coverage the Group can obtain and the Group’s ability to obtain coverage at reasonable rates. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters, may be uninsurable or simply too expensive to insure. Inadequate or insufficient insurance carried by the Group, our owners or other partners for damage, other potential losses or liabilities to third parties involving properties that we own, manage or franchise could expose the Group to large claims or could result in the loss of capital invested in properties.

9. Safety and security

The Group is exposed to a variety of risks associated with safety, security and crisis management

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include, but are not limited to, exceptional events such as extreme weather, civil or political unrest, violence and terrorism, serious and organised crime, fraud, employee dishonesty, cyber crime, pandemics or contagious diseases (including but not limited to Covid-19), fire, and day-to-day accidents, incidents and petty crime which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation, and impact reputation. Serious incidents or a combination of events could escalate into a crisis which, if managed poorly, could further expose the Group and its brands to significant reputational damage.

10. Environmental and social megatrends

The Group is exposed to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change

The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics and pandemics or threats thereof, travel-related accidents or industrial action, natural or man-made disasters, or other local factors impacting specific countries, cities or individual hotels, as well as increased transportation and fuel costs. Additionally, the Group may be adversely impacted by increasing stakeholder and societal expectations and attitudes in relation to factors contributing to climate change including overtravel and overtourism, and those linked directly to hotels including waste, water, energy, or impact on local communities. A decrease in the demand for business and/or leisure hotel rooms as a result of such events or attitudinal and demand shifts may have an adverse impact on the Group’s operations or growth prospects and financial results. In addition, inadequate planning, preparation, response or recovery in relation to a major incident or crisis may cause loss of life, prevent operational continuity, or result in financial loss, and consequently impact the value of our brands and/or the reputation of the Group.

Domestic and international environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities.

The Group is exposed to certain compliance costs and potential liabilities under various foreign and US federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern actions and reporting requirements relating to matters including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. The Group’s failure to comply with such laws, including any required permits or licences, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly owned, leased or operated real property (including managed and franchised properties) or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. The Group may also be required to remediate such substances or remove, abate or manage asbestos, mould, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic or unsafe conditions could adversely affect the Group’s operations, the value of any affected real property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. Environmental, health and safety requirements have also become increasingly stringent, and our costs may increase as a result. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our properties or result in significant additional expense and restrictions on the Group’s business operations.

Group information	IHG | Annual Report and Form 20-F 2020	229

Additional Information

Group information continued

Directors’ and Executive Committee members’ shareholdings

As at 22 February 2021: (i) Executive Directors had the number of beneficial interests in shares (including Directors’ share awards under IHG’s share plans) set out in the table on page 105; (ii) Non-Executive Directors had the number of beneficial interests in shares set out in the table on page 110; and (iii) Executive Committee members had the number of beneficial interests in shares (including members’ share awards under IHG’s share plans) set out in the table below. These shareholdings indicate all Directors’ or Executive Committee members’ beneficial interests and those held by their spouses and other connected persons. As at 22 February 2021, no Director or Executive Committee member held more than 1.0% of the total issued share capital. None of the Directors have a beneficial interest in the shares of any subsidiary.

	Number of shares held outright						APP deferred share awards						LTIP share awards (unvested)						Total number of shares held
Executive Committee member	22 Feb 2021		31 Dec 2020		31 Dec 2019		22 Feb 2021		31 Dec 2020		31 Dec 2019		22 Feb 2021		31 Dec 2020		31 Dec 2019		22 Feb 2021		31 Dec 2020		31 Dec 2019
Keith Barr	70,279		70,279		52,832		37,705		37,705		32,697		119,227		119,227		102,537		227,211		227,211		188,066
Paul Edgecliffe- Johnson	53,376		53,376		38,562		26,751		26,751		25,637		86,479		86,479		76,150		166,606		166,606		140,349
Elie Maalouf	67,428		67,428		43,652		25,417		25,417		32,591		88,691		88,691		74,695		181,536		181,536		150,938
Claire Bennett	16,521		16,521		9,152		14,379		14,379		8,494		55,340		55,340		44,675		86,240		86,240		62,321
Jolyon Bulley	57,939		57,939		52,164		11,787		11,787		7,891		51,624		51,624		38,216		121,350		121,350		98,271
Yasmin Diamond	7,581		7,581		2,354		11,016		11,016		9,491		36,887		36,887		30,331		55,484		55,484		42,176
Nicolette Henfrey	4,528		4,528		1,528		6,621		6,621		5,077		32,939		32,939		21,239		44,088		44,088		27,844
Wayne Hoare	0		0		n/a	[1]	4,666		4,666		n/a	[1]	22,653		22,653		n/a	[1]	27,319		27,319		n/a	[1]
Kenneth Macpherson	30,160		30,160		14,145		18,557		18,557		31,186		54,789		54,789		46,670		103,506		103,506		92,001
Ranjay Radhakrishnan	n/a	[2]	n/a	[2]	22,128		n/a	[2]	n/a	[2]	16,874		n/a	[2]	n/a	[2]	48,498		n/a	[2]	n/a	[2]	87,500
George Turner	27,951		27,951		17,983		18,151		18,151		17,288		55,848		55,848		46,691		101,950		101,950		81,962

[1]	Wayne Hoare joined the Company on 14 September 2020.

[2]	Ranjay Radhakrishnan left the Company on 29 February 2020.

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

230	IHG | Annual Report and Form 20-F 2020

Description of securities other than equity securities

Fees and charges payable to a depositary

Category (as defined by SEC)	Depositary actions	Associated fee

Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:

•  Share distributions, stock splits, rights, mergers

•  Exchange of securities or any other transactions or event or other distribution affecting the ADSs or the deposited securities

$5 for each 100 ADSs (or portion thereof)

Receiving or	Distribution of stock dividends	$5 for each 100 ADSs (or portion thereof)

distributing dividends	Distribution of cash	$0.02 or less per ADS (or portion thereof)

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5 for each 100 ADSs (or portion thereof)

Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5 for each 100 ADSs (or portion thereof)

Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS

General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs	$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions

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

J.P. Morgan Chase Bank N.A. (the ADR Depositary) is the depositary for IHG’s ADR programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 383 Madison Avenue, Floor 11, New York, NY 10179. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR programme and incurred by the Company in connection with the ADR programme. During the year ended 31 December 2020, the Company received $160,121.84 from the ADR Depositary in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements, investor relations programmes, and advertising and public relations expenditure.

Change in certifying accountant

A description of the audit tender process completed by the Company is included in the 2019 Annual Report and Form 20-F. An update on the auditor transition is on page 89.

In connection with the audits of IHG’s financial statements for each of the two fiscal years ended 31 December 2020 (i) there were no disagreements with EY, as that term is used in Item 16F(a)(1)(iv) of Form 20-F, over any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which if not resolved to EY’s satisfaction would have caused EY to make reference to the matter in their report and (ii) there were no ‘reportable events’ as that term is described in Item 16F(a)(1)(v) of Form 20-F.

Group information	IHG | Annual Report and Form 20-F 2020	231

Additional Information

Group information continued

Articles of Association

The Company’s Articles of Association (the Articles) were first adopted with effect from 27 June 2005 and were most recently amended at the AGM held on 7 May 2020 and are available on the Company’s website at www.ihgplc.com/investors under Corporate governance. The following summarises material rights of holders of the Company’s ordinary shares under the material provisions of the Articles and English law. This summary is qualified in its entirety by reference to the Companies Act and the Articles.

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

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. Resolutions put to the members at electronic general meetings shall be voted on by a poll, which poll votes may be cast by such electronic means as the Board in its sole discretion deems appropriate for the purposes of the meeting.

232	IHG | Annual Report and Form 20-F 2020

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

The necessary quorum for a general meeting is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

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

Special resolutions require the affirmative vote of not less than three-quarters of the persons present and entitled to vote at a meeting at which there is a quorum.

AGMs must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 14 days. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. The Board of Directors may, if they choose, make arrangements for shareholders, who are unable to attend the place of the meeting, to participate at other places. The Articles also allow for shareholders to attend and participate in shareholder meetings by electronic means.

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

In the UK, there is in place a national minimum wage under the National Minimum Wage Act 1998, as amended. At 31 December 2020, the minimum wage for individuals aged 18 to 20 was £6.45 per hour, aged 21 to 24 was £8.20 per hour and for those aged 25 or over was £8.72 per hour in each case, excluding apprentices aged under 19 years or, otherwise, in the first year of their apprenticeships. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

None of the Group’s UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

Group information	IHG | Annual Report and Form 20-F 2020	233

Additional Information

Group information continued

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

Syndicated Facility

On 30 March 2015, the Company signed a five-year $1.275 billion bank facility agreement (Syndicated Facility) with Bank of America Merrill Lynch International Limited, Barclays Bank plc, HSBC Bank PLC, SunTrust Robinson Humphrey, The Bank of Tokyo-Mitsubishi UFJ, Ltd and The Royal Bank of Scotland plc, all acting as joint bookrunners and The Bank of Tokyo-Mitsubishi UFJ, Ltd as facility agent. The Company has exercised its ability to extend the term of the Syndicated Facility by two additional periods of 12 months, and, in April 2020, agreed a further extension of the Syndicated Facility taking its term to September 2023. The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated leverage ratio. The margin can vary between LIBOR + 0.90% and LIBOR + 2.75% depending on the level of the ratio. The Syndicated Facility was undrawn as at 31 December 2020.

£3 billion Euro Medium Term Note programme

In 2020, the Group updated its Euro Medium Term Note programme (Programme) and issued a tranche of €500 million 1.625% notes due 8 October 2024 (2020 Euro Issuance) and a tranche of £400 million 3.375% notes due 8 October 2028 (2020 GBP Issuance).

On 14 September 2020, an amended and restated trust deed (Trust Deed) was executed by InterContinental Hotels Group PLC as issuer (Issuer), Six Continents Limited and InterContinental Hotels Limited as guarantors (Guarantors) and HSBC Corporate Trustee Company (UK) Limited as trustee (Trustee), pursuant to which the trust deed dated 27 November 2009, as supplemented by four supplemental trust deeds dated 7 July 2011, 9 November 2012, 16 June 2015 and 11 August 2016 between the same parties relating to the Programme, were amended and restated. Under the Trust Deed, the Issuer may issue notes (Notes) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £3 billion (or its equivalent in other currencies). Notes are to be issued in series (each a Series) in bearer form. Each Series may comprise one or more tranches (each a Tranche) issued on different issue dates. A Tranche of Notes may be issued on the terms and conditions set out in a base prospectus as amended and/or supplemented by a document setting out the final terms (Final Terms) of such Tranche or in a separate prospectus specific to such Tranche.

Under the Trust Deed, each of the Issuer and the Guarantors has given certain customary covenants in favour of the Trustee.

The Final Terms issued under each of the 2020 Euro Issuance and the 2020 GBP Issuance provide that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (Change of Control Period) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment grade credit rated by the end of the Change of Control Period.

On 14 September 2020, the Issuer and the Guarantors entered into an amended and restated agency agreement (Agency Agreement) with HSBC Bank plc as principal paying agent and the Trustee, pursuant to which the Issuer and the Guarantors appointed paying agents and calculation agents in connection with the Programme and the Notes.

Under the Agency Agreement, each of the Issuer and the Guarantors has given a customary indemnity in favour of the paying agents and the calculation agents.

On 14 September 2020, the Issuer and the Guarantors entered into an amended and restated dealer agreement (Dealer Agreement) with HSBC Bank plc as arranger and Barclays Bank PLC, Commerzbank Aktiengesellschaft, HSBC Bank plc, Merrill Lynch International, MUFG Securities EMEA plc, Truist Securities, Inc. and Wells Fargo Securities International Limited as dealers (Dealers), pursuant to which the Dealers were appointed in connection with the Programme and the Notes.

Under the Dealer Agreement, each of the Issuer and the Guarantors has given customary warranties and indemnities in favour of the Dealers.

£1 billion Euro Commercial Paper Programme

In 2020, the Group established a £1 billion Euro Commercial Paper Programme (ECP) and issued £600m of commercial paper under the Joint HM Treasury and Bank of England Covid Corporate Financing Facility. The issuance matures on 16 March 2021.

On 17 April 2020, an Issue and Paying Agency Agreement (IPA Agreement) was entered into by InterContinental Hotels Group PLC as issuer (Issuer), Six Continents Limited and InterContinental Hotels Limited as guarantors (Guarantors) and HSBC Bank PLC (HSBC), pursuant to which the Issuer and the Guarantors appointed HSBC as issue agent and principal paying agent in connection with the ECP.

Under the IPA Agreement, each of the Issuer and the Guarantors has given a customary indemnity in favour of HSBC.

On 17 April 2020, the Issuer and Guarantors entered into a dealer agreement (Dealer Agreement) with HSBC, pursuant to which HSBC was appointed as arranger and dealer in connection with the ECP.

Under the Dealer Agreement, each of the Issuer and the Guarantors has given customary warranties and indemnities in favour of HSBC.

234	IHG | Annual Report and Form 20-F 2020

Legal proceedings

Group companies have extensive operations in the UK, as well as internationally, and are involved in a number of legal claims and proceedings incidental to those operations. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known. It is the Company’s view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. Notwithstanding the above, the Company notes the matters set out below. Litigation is inherently unpredictable and, as of 22 February 2021, unless stated otherwise, the outcome of these matters cannot be reasonably determined.

A claim was filed on 5 July 2016 by CPTS Hotel Lessee, LLC (CPTS) against Holiday Hospitality Franchising, LLC (HHF). The claimant alleges breach of the licence agreement and seeks a declaratory judgement from the court that it has the right to terminate its licence with HHF. HHF and InterContinental Hotels Group Resources, Inc. filed a claim against CPTS Hotel Lessee, LLC also seeking a declaratory judgement and alleging breach of contract and fraud. On 1 May 2018, the court granted IHG’s motion for preliminary injunction and ruled that the license agreement at issue is not terminable at will by CPTS. As of 22 February 2021, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 26 June 2017 against Inter-Continental Hotels Corporation, InterContinental Hotels Group Resources, Inc., and InterContinental Hotels Group (Canada), Inc. seeking class action status and alleging breach of fiduciary duty, negligence, breach of confidence, intrusion upon seclusion, breach of contract, breach of privacy legislation, and unjust enrichment regarding an alleged data breach. The claim was amended in March 2018 to name Six Continents Hotels, Inc. as the sole defendant. The claimant alleges that security failures allowed customers’ financial information to be compromised. As of 22 February 2021, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

Two claims were filed on 19 March 2018 and 6 December 2018 against Six Continents Hotels, Inc. and other hotel companies, alleging violations of anti-trust regulations. One of the matters is a class action, and both suits allege that the defendant hotel companies conspired to eliminate competitive branded keyword search advertising in the hotel industry, which raised prices for hotel rooms in violation of applicable law. As of 22 February 2021, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 5 April 2019 and amended on 16 December 2019 against Kimpton seeking class action status and alleging harm related to the compromise of personal information due to a data security breach. The allegations relate to a breach of the reservation system previously used by Kimpton. As of 22 February 2021 the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

An arbitration was filed on 21 December 2018 alleging that IHG Hotels Limited and InterContinental Hotels Group PLC misrepresented the right of a third party to license the Crowne Plaza brand. The claimant seeks monetary damages for various alleged losses. As of 22 February 2021 the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A union pension plan filed an action against InterContinental Hotels Group Resources, Inc. (“IHGR”) on 28 August 2019 in the Southern District of New York alleging that IHGR failed to pay a pension fund liability associated with its alleged withdrawal from the fund based on the termination of IHGR’s management of three formerly IHG-branded hotels. The parties reached agreement on a resolution of this matter on 14 October 2020, and the action was dismissed. The parties have complied with the terms of the agreement.

A claim was filed on 5 May 2017 against InterContinental Hotels Group PLC, Inter-Continental Hotels Corporation, and InterContinental Hotels Group Resources, Inc. seeking class action status and alleging breach of implied contract, negligence, and unjust enrichment regarding an alleged data breach. The claimant alleges that IHG failed to secure and safeguard customers’ personal financial data. The parties reached an agreement on a resolution of this matter, which the Court approved on 2 September 2020 and the case was dismissed with prejudice. The parties are complying with the terms of the agreement, and the claims administration process is underway.

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

Group information	IHG | Annual Report and Form 20-F 2020	235

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

The following disclosures assume that the Company is not, and will not become, a passive foreign investment company (PFIC), as described below.

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

Subject to applicable limitations, dividends paid to certain non-corporate US holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute ‘qualified dividend income’. The Company expects that dividends paid by the Company with respect to the ADSs will constitute qualified dividend income. US holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

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

236	IHG | Annual Report and Form 20-F 2020

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

US federal income taxation

A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and its tax basis in the ordinary shares or ADSs, each determined in US dollars. Such capital gain or loss will be a long-term capital gain or loss where the US holder has a holding period greater than one year. Losses may also be treated as long-term capital losses to the extent of certain ‘extraordinary dividends’ that qualified for the preferential tax rates on qualified dividend income described above. The capital gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

PFIC rules

Based on the manner in which the Group operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company’s ADSs) the Company believes that it was not a PFIC for US federal income tax purposes for its 2020 taxable year. However, this conclusion is an annual factual determination and thus may be subject to change. If the Company were a PFIC for any taxable year during which a US holder owned ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any ‘excess distribution’ received on the ordinary shares or ADSs (generally, the excess of any distribution received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period). The preferential rates for qualified dividend income described above would not apply if the Company were a PFIC in the taxable year of the distribution or the preceding taxable year.

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

However, an individual who is domiciled in the US (for the purposes of the Estate and Gift Tax Convention (the Convention)), and is not a UK national as defined in the Convention, will not be subject to UK inheritance tax (to the extent UK inheritance tax applies) in respect of the ordinary shares or ADSs on the individual’s death or on a transfer of the ordinary shares or ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ordinary shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ordinary shares or ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the US and was not a UK national. If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual’s estate is reduced as a result of any transfer made by way of gift or other undervalue transfer, broadly within seven years of death, and in certain other circumstances. Where the ordinary shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for either a credit against US federal tax liabilities for UK inheritance tax paid or for a credit against UK inheritance tax liabilities for US federal tax paid, as the case may be.

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

Following litigation on the subject, HMRC has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. Although there is a risk that this position could be affected by the UK’s exit from the EU and the expiry on 31 December 2020 of the related transition period, HMRC’s recently published practice states that the disapplication of the 1.5% charge on the issue of shares (and transfers integral to the raising of capital) into clearance services or depositary receipt systems in accordance with the relevant principles of EU law will remain the position following the expiry of the transition period unless the relevant UK statutory provisions are amended. In HMRC’s view, the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of an issue of share capital. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

Shareholder information	IHG | Annual Report and Form 20-F 2020	237

Additional Information

Shareholder information continued

Taxation continued

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

238	IHG | Annual Report and Form 20-F 2020

Summary of significant corporate governance differences from NYSE of listing standards

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

Independent Directors

The Code’s principles recommend that at least half the Board, excluding the Chair, should consist of independent non-executive directors. As at 22 February 2021, the Board consisted of the Chair, independent at the time of his appointment, three Executive Directors and nine independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE has set out six bright line tests for director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chair and Chief Executive Officer

The Code recommends that the Chair and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chair and Chief Executive Officer were, as at 22 February 2021 and throughout 2020, fulfilled by separate individuals.

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

The Chair of the Company is not a member of either the Remuneration or Audit Committees. As set out on page 86, the Audit Committee is chaired by an independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’.

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

Code of Conduct

The NYSE requires companies to adopt a code of business conduct and ethics, applicable to Directors, officers and employees. Any waivers granted to Directors or officers under such a code must be promptly disclosed. As set out on page 220, IHG’s Code of Conduct is applicable to all Directors, officers and employees, and is available on the Company’s website at www.ihgplc.com/investors under Corporate governance. No waivers have been granted under the Code of Conduct.

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

Shareholder information	IHG | Annual Report and Form 20-F 2020	239

Additional Information

Shareholder information continued

Selected five-year consolidated financial information

The selected consolidated financial data set forth in the table below for the years ended 31 December 2016, 2017, 2018, 2019 and 2020 has been prepared in accordance with IFRS as issued by the IASB and in accordance with IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and is derived from the audited Group Financial Statements.

IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group Financial Statements for the years presented. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Group Financial Statements and notes thereto included elsewhere in this Annual Report and Form 20-F.

Group income statement data

	$m, except earnings per ordinary share
For the year ended 31 December	2020	2019	2018	2017	2016
Total revenue	2,394	4,627	4,337	4,075	3,912
Operating profit before System Fund and exceptional items	219	865	832	774	706
System Fund	(102)	(49)	(146)	(34)	35
Operating exceptional items	(270)	(186)	(104)	4	(29)
Operating (loss)/profit	(153)	630	582	744	712
Financial income	4	6	5	4	6
Financial expenses	(144)	(121)	(101)	(95)	(86)
Fair value gains/(losses) on contingent purchase consideration	13	27	(4)	–	–
(Loss)/profit before tax	(280)	542	482	653	632
Tax:
On profit before exceptional items	(32)	(176)	(159)	(203)	(185)
On exceptional items	52	20	22	(2)	12
Exceptional tax	–	–	5	87	–
	20	(156)	(132)	(118)	(173)
(Loss)/profit for the year from continuing operations:	(260)	386	350	535	459
Attributable to:
Equity holders of the parent	(260)	385	349	534	456
Non-controlling interest	–	1	1	1	3
(Loss)/earnings per ordinary share (continuing and total operations):
Basic	(142.9)¢	210.4¢	183.7¢	276.7¢	215.1¢
Diluted	(142.9)¢	209.2¢	181.8¢	275.3¢	213.1¢
Group statement of financial position data
	$m, except number of shares
		2019	2018
For the year ended 31 December	2020	Restated [a]	Restated [a]	2017	2016
Goodwill and other intangible assets	1,293	1,376	1,143	967	858
Property, plant and equipment and right-of-use assets	504	799	786	736	419
Investments and other financial assets	249	394	364	369	359
Non-current trade and other receivables	–	–	–	–	8
Retirement benefit assets	–	–	–	3	–
Non-current derivative financial instruments	5	–	7	–	–
Deferred compensation plan investments	236	218	193	–	–
Non-current tax receivable	15	28	31	16	23
Deferred tax assets	113	66	63	78	69
Non-current contract costs	70	67	55	51	45
Non-current contract assets	311	311	270	241	185
Current assets	2,243	916	1,373	861	796
Assets classified as held for sale	–	19	–	–	–
Total assets	5,039	4,194	4,285	3,322	2,762
Current liabilities	1,867	1,365	1,407	1,306	1,150
Long-term debt including lease liabilities	3,314	2,673	2,525	2,267	1,606
Liabilities classified as held for sale	–	22	–	–	–
Net liabilities	(1,849)	(1,465)	(1,131)	(1,354)	(1,146)
Equity share capital	156	151	146	154	141
IHG shareholders’ equity	(1,857)	(1,473)	(1,139)	(1,361)	(1,154)
Number of shares in issue at end of the year (millions)	187	187	197	197	206

[a]	Restated for the recognition of the Group’s deferred compensation assets and liabilities (see pages 134 of the Group Financial Statements for further details).

240	IHG | Annual Report and Form 20-F 2020

Return of funds

Since March 2003, the Group has returned over £6.6 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes.

Return of funds programme	Timing		Total return		Returned to date
£501m special dividend[a]	Paid in December 2004		£501m		£501m
£250m share buyback	Completed in 2004		£250m		£250m
£996m capital return[a]	Paid in July 2005		£996m		£996m
£250m share buyback	Completed in 2006		£250m		£250m
£497m special dividend[a]	Paid in June 2006		£497m		£497m
£250m share buyback	Completed in 2007		£250m		£250m
£709m special dividend[a]	Paid in June 2007		£709m		£709m
£150m share buyback	N/A	[b]	£150m		£120m
$500m special dividendac	Paid in October 2012		£315m	[d]	£315m	[e]
			($500m)		($505m)
$500m share buyback	Completed in 2014		£315m	[d]	£315m
			($500m)		($500m)	[f]
$350m special dividend	Paid in October 2013		£229m	[g]	£228m
			($350m)		($355m)	[h]
$750m special dividend[a]	Paid in July 2014		£447m	[i]	£446m
			($750m)		($763m)	[j]
$1,500m special dividend[a]	Paid in May 2016		£1,038m	[k]	£1,038m
			($1,500m)		($1,500m)
$400m special dividend[a]	Paid in May 2017		£309m	[l]	£310m
			($400m)		($404m)
$500m special dividend[a]	Paid in January 2019		£389m	[m]	£388m
			($500m)		($510m)
Total			£6,645m		£6,613m

[a]	Accompanied by a share consolidation.

[b]	This programme was superseded by the share buyback programme announced on 7 August 2012.

[c]	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.

[d]

The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.

[e]	Sterling dividend translated at $1=£0.624.

[f]	Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).

[g]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.

[h]	Sterling dividend translated at $1=£0.644.

[i]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.

[j]	Sterling dividend translated at $1=£0.5845.

[k]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.6923, as announced on 12 May 2016.

[l]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.7724, as announced on 11 May 2017.

[m]	The dividend was first determined in US dollars and converted to sterling at the rate of £1 = $1.2860, as announced on 17 January 2019.

Shareholder information	IHG | Annual Report and Form 20-F 2020	241

Additional Information

Shareholder information continued

Purchases of equity securities by the Company

and affiliated purchasers

During the financial year ended 31 December 2020, no ordinary shares were purchased by the Company or the Company’s employee share ownership trust.

	Total number of shares (or units) purchased	Average price paid per share (or unit) (£)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number of shares (or units) that may be purchased under the plans or programmes
Month 1 (no purchases this month)	nil	nil	nil	18,123,205	[a]
Month 2 (no purchases this month)	nil	nil	nil	18,123,205	[a]
Month 3 (no purchases this month)	nil	nil	nil	18,123,205	[a]
Month 4 (no purchases this month)	nil	nil	nil	18,123,205	[a]
Month 5 (no purchases this month)	nil	nil	nil	18,265,631	[b]
Month 6 (no purchases this month)	nil	nil	nil	18,265,631	[b]
Month 7 (no purchases this month)	nil	nil	nil	18,265,631	[b]
Month 8 (no purchases this month)	nil	nil	nil	18,265,631	[b]
Month 9 (no purchases this month)	nil	nil	nil	18,265,631	[b]
Month 10 (no purchases this month)	nil	nil	nil	18,265,631	[b]
Month 11 (no purchases this month)	nil	nil	nil	18,265,631	[b]
Month 12 (no purchases this month)	nil	nil	nil	18,265,631	[b]

[a]	Reflects the resolution passed at the Company’s AGM held on 3 May 2019.

[b]	Reflects the resolution passed at the Company’s AGM held on 7 May 2020.

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend				Total dividend		Special dividend
	pence	cents	pence		cents		pence	cents	pence		cents
2020	–	–	–		–		–	–	–		–
2019	32.0	39.9	–	[a]	–	[a]	32.0	39.9	–		–
2018	27.7	36.3	60.4		78.1		88.1	114.4	203.8	bd	262.1	bd
2017	24.4	33.0	50.2		71.0		74.6	104.0	156.4	[b]	202.5	[b]
2016	22.6	30.0	49.4		64.0		72.0	94.0	438.2	[b]	632.9	[b]
2015	17.7	27.5	40.3		57.5		58.0	85.0	–		–
2014	14.8	25.0	33.8		52.0		48.6	77.0	174.9	[b]	293.0	[b]
2013	15.1	23.0	28.1		47.0		43.2	70.0	87.1		133.0
2012	13.5	21.0	27.7		43.0		41.2	64.0	108.4	[b]	172.0	[b]
2011	9.8	16.0	24.7		39.0		34.5	55.0	–		–
2010	8.0	12.8	22.0		35.2		30.0	48.0	–		–
2009	7.3	12.2	18.7		29.2		26.0	41.4	–		–
2008[c]	6.4	12.2	20.2		29.2		26.6	41.4	–		–
2007	5.7	11.5	14.9		29.2		20.6	40.7	200	[b]	–
2006	5.1	9.6	13.3		25.9		18.4	35.5	118	[b]	–

[a]

The Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9 ¢ per share. The Board will continue to defer consideration of further dividends until visibility of the pace and scale of market recovery has improved.

[b]	Accompanied by a share consolidation.

[c]

IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.

[d]	This special dividend was announced on 19 October 2018 and paid on 29 January 2019.

242	IHG | Annual Report and Form 20-F 2020

Shareholder profiles

Shareholder profile by type as at 31 December 2020

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
Private individuals	31,035	94.25	8,030,777	4.28
Nominee companies	1,100	3.34	154,746,738	82.43
Limited and public limited companies	673	2.05	14,769,660	7.87
Other corporate bodies	113	0.34	10,151,763	5.41
Pension funds, insurance companies and banks	8	0.02	18,782	0.01
Total	32,929	100	187,717,720	100

Shareholder profile by size as at 31 December 2020

Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
1–199	22,553	68.49	1,353,854	0.72
200–499	5,772	17.53	1,808,630	0.96
500–999	2,323	7.05	1,611,344	0.86
1,000–4,999	1,568	4.76	3,069,920	1.64
5,000–9,999	190	0.58	1,350,769	0.72
10,000–49,999	292	0.89	6,409,427	3.41
50, 000–99,999	67	0.20	4,948,131	2.64
100,000–499,999	112	0.34	26,377,746	14.05
500,000–999,999	17	0.05	11,917,458	6.35
1,000,000 and above	35	0.11	128,870,441	68.65
Total	32,929	100	187,717,720	100

Shareholder profile by geographical location as at 31 December 2020

Country/Jurisdiction	Percentage of issued share capital
UK	49.4
Rest of Europe	28.8
US (including ADRs)	17.1
Rest of world	4.7
Total	100

The geographical profile presented is based on an analysis of shareholders (by manager) of 38,000 shares or above where geographical ownership is known. This analysis only captures 90.1% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/90.1 (1.110) to achieve the figures shown in the table above.

As of 22 February 2021, 7,757,832 ADSs equivalent to 7,757,832 ordinary shares, or approximately 4.13% of the total issued share capital, were outstanding and were held by 425 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.

As of 22 February 2021, there were a total of 32,786 recorded holders of ordinary shares, of whom 250 had registered addresses in the US and held a total of 320,288 ordinary shares (0.17% of the total issued share capital).

Shareholder profiles	IHG | Annual Report and Form 20-F 2020	243

Additional Information

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC, and are publicly available through the SEC’s website at www.sec.gov, search InterContinental Hotels Group PLC, under Company Filings.

Exhibit 1	Articles of Association of the Company dated 7 May 2020

Exhibit 2(d)	Description of Securities Registered Under Section 12 of the Exchange Act

Exhibit 4(a)(i)(a)	Amended and restated trust deed dated 14 September 2020 relating to a £3 billion Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited

Exhibit 4(a)(ii)[a]	$1.275 billion bank facility agreement dated 30 March 2015, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citibank, N.A. London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd., London Branch, HSBC Bank plc, SunTrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Royal Bank Of Scotland plc, U.S. Bank National Association and Wells Fargo Bank N.A., London Branch (incorporated by reference to Exhibit 4(a)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1 – 10409) dated 3 March 2016)

Exhibit 4(a)(iii)	Waiver and amendment letter dated 20 April 2020 relating to the $1.275 billion bank facility agreement dated 30 March 2015

Exhibit 4(a)(iv)	Extension letter dated 27 April 2020 relating to the $1.275 billion bank facility agreement dated 30 March 2015

Exhibit 4(a)(v)	Waiver and amendment letter dated 4 December 2020 relating to the $1.275 billion bank facility agreement dated 30 March 2015

Exhibit 4(c)(i)[a]	Paul Edgecliffe-Johnson’s service contract dated 6 December 2013, commencing on 1 January 2014 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)

Exhibit 4(c)(ii)	Rules of the InterContinental Hotels Group Long Term Incentive Plan as approved by shareholders on 2 May 2014 and as amended on 14 February 2019, 4 December 2019 and 7 May 2020

Exhibit 4(c)(iii)	Rules of the InterContinental Hotels Group Annual Performance Plan as amended

Exhibit 4(c)(iv)[a]	Keith Barr’s service contract dated 5 May 2017, commencing on 1 July 2017 (incorporated by reference to Exhibit 4(c)(v) of the

InterContinental Hotels Group Annual Report on Form 20-F (File No.1-10409) dated 1 March 2018)

Exhibit 4(c)(v)[a]	Elie Maalouf’s service contract dated 19 October 2017, commencing on 1 January 2018 (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group Annual Report on Form 20-F (File No.1-10409) dated 1 March 2018)

Exhibit 8	List of subsidiaries as at 31 December 2020 (can be found on pages 197 to 199)

Exhibit 12(a)	Certification of Keith Barr filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 12(b)	Certification of Paul Edgecliffe-Johnson filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 13(a)	Certification of Keith Barr and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350

Exhibit 15(a)(i)	Consent of independent registered public accounting firm, Ernst & Young LLP

Exhibit 101	XBRL Instance Document and related items

[a]	Incorporated by reference.

244	IHG | Annual Report and Form 20-F 2020

Forward-looking statements

The Annual Report and Form 20-F 2020 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of the Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chair’s statement and in the Chief Executive Officer’s review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks of political and economic developments; the risks of overcapacity in the hotel industry; the Group being subject to a competitive and changing industry; the Group’s reliance on the reputation of its existing brands and exposure to inherent reputation risks; the Group’s exposure to inherent uncertainties associated with brand development and expansion; the Group’s exposure to a variety of risks related to identifying, securing and retaining franchise and management agreements; the Group’s requirement of the right people, skills and capabiliity to manage growth and change; the risks associated with collective bargaining activity which could disrupt operations, increase labour costs or interfere with the ability of management to focus on executing business strategies; the Group’s exposure to the risks related to cybersecurity and data privacy; the Group’s exposure to increasing competition from online travel agents and intermediaries; the Group’s exposure to inherent risks in relation to changing technology and systems; the Group’s reliance upon the resilience of its reservation system and other key technology platforms, and the risks that could disrupt their operation and/or integrity; the Group’s exposure to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring; the Group’s dependence upon a wide range of external stakeholders and business partners; the Group’s exposure to the risk of litigation; the requirement to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions; the Group’s exposure to risks associated with its intellectual property; the Group’s exposure to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants; the Group’s operations being dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations; the Group’s exposure to an impairment of the carrying value of its brands, goodwill or other tangible and intangible assets negatively affecting its consolidated operating results; the Group’s exposure to fluctations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings; the risk that the Group may be affected by credit risk on treasury transactions; the risk that the Group’s financial performance may be affected by changes in tax laws; the risks associated with insuring the Group’s business; the Group’s exposure to a variety of risks associated with safety, security and crisis management; the Group’s exposure to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change; and the risks associated with domestic and international environmental laws and regulations that may cause us to incur substantial costs or subject us to potential liabilities.

The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2020.

Exhibits	IHG | Annual Report and Form 20-F 2020	245

Additional Information

Form 20-F cross-reference guide

Item	Form 20-F caption	Location in this document	Page

1	Identity of Directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information

	3A – Selected financial data	Shareholder information: Selected five-year consolidated financial information	240

		Shareholder information: Dividend history	242

	3B – Capitalisation and indebtedness	Not applicable	–

	3C – Reason for the offer and use of proceeds	Not applicable	–

	3D – Risk factors	Group information: Risk factors	224-229

4	Information on the Company

	4A – History and development of the Company	Group information: History and developments	224

		Shareholder information: Return of funds	241

		Useful information: Contacts	251

	4B – Business overview	Strategic Report	2-71

		Group information: Working Time Regulations 1998	233

		Group Information: Risk factors	224-229

	4C – Organisational structure	Group Financial Statements: Note 34 – Group companies	197-199

		Group Information: History and developments	224

	4D – Property, plant and equipment	Strategic Report: Key performance indicators	43-46

		Directors’ Report: Greenhouse gas (GHG) emissions	221-222

		Group Financial Statements: Note 14 – Property, plant and equipment	168-169

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects

	5A – Operating results	Strategic Report: Key performance indicators	43-46

		Strategic Report: Performance	47-71

		Group Financial Statements: Accounting policies	133-145

		Group Financial Statements: New accounting standards	145

		Viability statement	42

	5B – Liquidity and capital resources	Strategic Report: Performance – Liquidity and capital resources	70-71

		Group Financial Statements: Note 19 – Cash and cash equivalents	175

		Group Financial Statements: Note 22 – Loans and other borrowings	177-178

		Group Financial Statements: Note 24 – Financial risk management and derivative financial instruments	179-183

		Group Financial Statements: Note 25 – Classification and measurement of financial instruments	184-186

		Group Financial Statements: Note 26 – Reconciliation of (loss)/profit for the year to cash flow from operations before contract acquisition costs	187

	5C – Research and development; intellectual property	Not applicable	–

	5D – Trend information	Strategic Report: Performance	47-71

	5E – Off-balance sheet arrangements	Strategic Report: Performance – Liquidity and capital resources – Off-balance sheet arrangements	71

	5F – Tabular disclosure of contractual obligations	Strategic Report: Performance – Liquidity and capital resources	70-71

	5G – Safe harbour	Additional Information: Forward-looking statements	245

	Non-GAAP financial measures	Strategic Report: Performance	47-71

		Other financial information	212-218

		Group Financial Statements: Note 6 – Exceptional items	154-156

		Group Financial Statements: Note 10 – (Loss)/earnings per ordinary share	162-163

		Group Financial Statements: Note 23 – Net debt	178-179

6	Directors, senior management and employees

	6A – Directors and senior management	Governance: Our Board of Directors and Our Executive Committee	76-81

	6B – Compensation	Directors’ Remuneration Report	96-111

		Group Financial Statements: Note 27 – Retirement benefits	187-190

		Group Financial Statements: Note 32 – Related party disclosures	196

		Group Financial Statements: Note 28 – Share-based payments	191-192

	6C – Board practices	Governance structure and Board activities	82-85

		Executive Directors’ benefits upon termination of office	230

	6D – Employees	Group Financial Statements: Note 4 – Staff costs and Directors’ remuneration	153

		Group information: Working Time Regulations 1998	233

		Directors’ Report: Employees and Code of Conduct	220

	6E – Share ownership	Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Scheme interests awarded during 2019 and 2020	104

		Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Statement of Directors’ shareholdings and share interests	105

		Group Financial Statements: Note 28 – Share-based payments	191-192

		Group information: Directors’ and Executive Committee members’ shareholdings	230

246	IHG | Annual Report and Form 20-F 2020

Item	Form 20-F caption	Location in this document	Page

7	Major shareholders and related party transactions

	7A – Major shareholders	Directors’ Report: Major institutional shareholders	219

		Shareholder information: Shareholder profiles	243

	7B – Related party transactions	Group Financial Statements: Note 16 – Investment in associates and joint ventures	171-172

		Group Financial Statements: Note 32 – Related party disclosures	196

	7C – Interests of experts and counsel	Not applicable	–

8	Financial Information

	8A – Consolidated statements and other financial information	Directors’ Report: Dividends	219

		Group Financial Statements	126-199

		Group information: Legal proceedings	235

		Strategic Report: Performance – Other financial information	68-69

	8B – Significant changes	None	–

9	The offer and listing

	9A – Offer and listing details	Useful information: Trading markets	250

	9B – Plan of distribution	Not applicable	–

	9C – Markets	Useful information: Trading markets	250

	9D – Selling shareholders	Not applicable	–

	9E – Dilution	Not applicable	–

	9F – Expenses of the issue	Not applicable	–

10	Additional information

	10A – Share capital	Not applicable	–

	10B – Memorandum and articles of association	Group information: Articles of Association	232-233

		Group information: Rights attaching to shares	232-233

	10C – Material contracts	Group information: Material contracts	234

	10D – Exchange controls	Group information: Exchange controls and restrictions on payment of dividends	235

	10E – Taxation	Shareholder information: Taxation	236-238

	10F – Dividends and paying agents	Not applicable	–

	10G – Statement by experts	Not applicable	–

	10H – Documents on display	Useful information: Investor information – Documents on display	250

	10I – Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Group Financial Statements: Note 24 – Financial risk management and derivative financial instruments	179-183

12	Description of securities other than equity securities

	12A – Debt securities	Not applicable	–

	12B – Warrants and rights	Not applicable	–

	12C – Other securities	Not applicable	–

	12D – American depositary shares	Group information: Description of securities other than equity securities	231

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and Procedures

		Shareholder information: Disclosure controls and procedures	238

		Statement of Directors’ Responsibilities:	114
		Management’s report on internal control over financial reporting

		Independent Auditor’s US Report	122-125

16	16A – Audit committee financial expert	Governance: Audit Committee Report	86-90

		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards – Committees	239

	16B – Code of ethics	Directors’ Report: Employees and Code of Conduct	220

		Strategic Report: Our culture and responsible business	24-33

		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	239

	16C – Principal accountant fees and services	Governance: Audit Committee Report – External auditor	89

		Governance: Audit Committee Report – Non-audit services	88

		Group Financial Statements: Note 5 – Auditor’s remuneration paid to Ernst & Young LLP	153

	16D – Exemptions from the listing standards for audit committees	Not applicable	–

	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases of equity securities by the Company and affiliated purchasers	242

	16F – Change in registrant’s certifying accountant	Governance: Audit Committee Report – Audit transition	89

		Group information: Change in certifying accountant	231

	16G – Corporate Governance	Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	239

	16H – Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Group Financial Statements	126-199

19	Exhibits	Additional Information: Exhibits	244

Form 20-F cross-reference guide	IHG | Annual Report and Form 20-F 2020	247

Additional Information

Glossary

Adjusted EBITDA

operating profit, excluding System Fund revenues and expenses, exceptional items and depreciation and amortisation.

ADR

an American Depositary Receipt, being a receipt evidencing title to an ADS.

ADR Depositary

J.P. Morgan Chase Bank N.A.

ADS

an American Depositary Share as evidenced by an ADR, being a registered negotiable security, listed on the New York Stock Exchange, representing one ordinary share of 20 340/399 pence each of the Company.

AGM

Annual General Meeting of InterContinental Hotels Group PLC.

Annual Report

the Annual Report and Form 20-F in relation to the years ending 31 December 2019 or 2020 as relevant.

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

capital expenditure

purchases of property, plant and equipment, intangible assets, associate and joint venture investments, and other financial assets, plus contract acquisition costs (key money).

Captive

the Group’s captive insurance company, SCH Insurance Company.

cash-generating units (CGUs)

the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

CCFF

Commercial paper issued under the UK Government’s Covid Corporate Financing Facility.

Code

UK Corporate Governance Code issued in 2018 by the Financial Reporting Council in the UK.

Colleague

individuals who work at IHG corporate offices, reservation centres, managed, owned, leased, managed lease and franchised hotels collectively.

Companies Act

the Companies Act 2006, as amended from time to time.

Company or Parent Company

InterContinental Hotels Group PLC.

comparable RevPAR

a comparison for a grouping of hotels that have traded in all months in financial years being compared. Principally excludes new hotels, hotels closed for major refurbishment and hotels sold in either of the two years. Hotels temporarily closed as a result of Covid-19 are not excluded from comparable RevPAR.

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

Deferred Compensation Plan

a US plan that allows for the additional provision for retirement within a dedicated trust, either through employee deferral of salary with matching company contributions or through direct company contribution.

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

employee engagement survey

our employee engagement survey, known as Colleague HeartBeat, completed by IHG employees only.

Enterprise contribution to revenue

the percentage of room revenue booked through IHG managed channels and sources: direct via our websites, apps and call centres; through our interfaces with Global Distribution Systems (GDS) and agreements with Online Travel Agencies (OTAs); other distribution partners directly connected to our reservation system; and Global Sales Office business or IHG Reward members that book directly at a hotel.

ERG

employee resource group.

EU

the European Union.

euro or €

the currency of the European Economic and Monetary Union.

exceptional items

items that are disclosed separately because of their size, nature or incidence.

fee business

IHG’s franchise and managed businesses combined.

fee margin

fee margin is calculated by dividing ‘fee operating profit’ by ‘fee revenue’. Fee revenue and fee operating profits are calculated from revenue from reportable segments and operating profit from reportable segments, adjusted to exclude the revenue and operating profit from the Group’s owned, leased and managed lease hotels and significant liquidated damages. In addition, fee margin is adjusted for the results of the Group’s captive insurance company, where premiums are intended to match the expected claims and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business. Fee margin is presented at actual exchange rates.

franchisee

an owner who uses a brand under licence from IHG.

goodwill

the difference between the consideration given for a business and the total of the fair values of the separable assets and liabilities comprising that business.

Group or IHG

the Company and its subsidiaries.

248	IHG | Annual Report and Form 20-F 2020

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

IASB

International Accounting Standards Board.

IFRS

International Financial Reporting Standards as issued by the IASB and adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.

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

room count

number of rooms franchised, managed, owned, leased or managed leased by IHG.

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

System Fund or Fund

assessment fees and contributions collected from hotels within the IHG System which fund activities that drive revenue to our hotels including marketing, the IHG Rewards loyalty programme and our distribution channels.

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

Glossary	IHG | Annual Report and Form 20-F 2020	249

Additional Information

Useful information

Investor information

Website and electronic communication

As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2020 has been made available to shareholders through our website at www.ihgplc.com/investors under Annual Report.

Shareholders may electronically appoint a proxy to vote on their behalf at the 2021 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

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

Registrar

For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder’s change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company’s Registrar, Equiniti, on +44 (0) 371 384 2132a.

Dividend services

Dividend Reinvestment Plan (DRIP)

The Company offers a DRIP for shareholders to purchase additional IHG shares with their cash dividends. For further information about the DRIP, please contact our Registrar helpline on +44 (0) 371 384 2132.

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

Individual Savings Account (ISA)

Equiniti offers a Stocks and Shares ISA that can invest in IHG shares. For further information, please contact Equiniti on +44 (0) 345 300 0430a.

Share-dealing services

Equiniti offers the following share-dealing facilities.

Postal dealing

0371 384 2132 from the UKa +44 121 415 7034 from overseasa

Telephone dealing

For more information, call +44 (0)345 603 7037b

Internet dealing

Visit www.shareview.co.uk for more information.

Changes to the base cost of IHG shares

Details of all the changes to the base cost of IHG shares held from April 2004 to January 2019, for UK Capital Gains Tax purposes, may be found on our website at www.ihgplc.com/investors under Shareholder centre in the Tax information section.

‘Gone away’ shareholders

Working with ProSearch (an asset reunification company), we continue to look for shareholders who have not kept their contact details up to date. We have funds waiting to be claimed and are committed to doing what we can to pay these to their rightful owners. Please contact ProSearch on +44 (0) 800 612 8671a or email info@prosearchassets.com for further details.

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

[a]	Lines are open from 08:30 to 17:30 Monday to Friday, excluding UK public holidays.

[b]	Lines are open from 08:00 to 18:00 Monday to Friday, excluding UK public holidays.

250	IHG | Annual Report and Form 20-F 2020

Financial calendars

Dividends

2020

2020 Interim dividend

Ex-dividend date	N/A

Record date	N/A

Payment date	N/A

2020

2020 Final dividend

Ex-dividend date	N/A

Record date	N/A

Payment date	N/A

Other dates

2020

Financial year end	31 December

2021

Announcement of Preliminary Results for 2020	23 February

Announcement of 2021 First Quarter Interim	7 May
Management Statement

Annual General Meeting	7 May

Announcement of Half-Year Results for 2021	10 August

Announcement of 2020 Third Quarter Interim Management Statement	22 October

Financial year end	31 December

2022

Announcement of Preliminary Results for 2021	February

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

+44 (0) 371 384 2132

www.shareview.co.uk

ADR Depositary

Shareowner Services, PO Box 64504,

St. Paul, MN 55164-0504, United States of America

Telephone:

+1 800 990 1135 (US calls) (toll-free)

+1 651 453 2128 (non-US calls)

Enquiries: www.shareowneronline.com

under contact us

www.adr.com

Auditor

Ernst & Young LLP

Investment bankers

BofA Securities

Goldman Sachs

Solicitors

Freshfields Bruckhaus Deringer LLP

Stockbrokers

BofA Securities

IHG® Rewards

If you wish to enquire about, or join, IHG Rewards,

visit www.ihg.com/rewardsclub or telephone:

+800 2222 7172b (Austria, Belgium, Denmark, Finland, France,

Germany, Hungary, Ireland, Israel, Italy, Luxembourg, Netherlands,

Norway, Portugal, Russia, Spain, Sweden, Switzerland, and UK)

+44 1950 499004c (all other countries/regions in Europe and Africa)

1 888 211 9874 (US and Canada)

001 800 272 9273c (Mexico)

+1 801 975 3013c (Spanish) (Central and South America)

+973 6 500 9 296a (Middle East)

+800 2222 7172b (Australia, Japan, Korea, Malaysia, New Zealand,

Philippines, Singapore and Thailand)

800 830 1128a or 021 20334848a (Mainland China)

800 965 222 (Hong Kong SAR)

0800 728 (Macau SAR)

00801 863 366 (Taiwan, China)

+632 8857 8788c (all other countries/regions in Asia Pacific)

+	Denotes international access code. 00 or 011 in most countries.

[a]	Toll charges apply.

[b]	Universal International Freephone Number.

[c]	International calling rates may apply.

Useful information	IHG | Annual Report and Form 20-F 2020	251

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

IHG
HOTELS & RESORTS

LUXURY & LIFESTYLE

SIX SENSES | REGENT | INTERCONTINENTAL HOTELS & RESORTS | KIMPTON HOTELS & RESTAURANTS | HOTEL INDIGO

PREMIUM

VOCO | HUALUXE | CROWNE PLAZA | EVEN HOTELS

ESSENTIALS

Holiday Inn Express | Holiday Inn | avid

SUITES

ATWELL SUITES | STAYBRIDGE SUITES | Holiday Inn Club Vacations | CANDLEWOOD SUITES

IHG REWARDS

InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire UB9 5HR
United Kingdom
Tel +44 (0) 1895 512 000
www.ihgplc.com
Make a booking at www.ihg.com

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

By:	/s/ Paul Edgecliffe-Johnson
Name:	Paul Edgecliffe-Johnson
Title:	Chief Financial Officer

Date:	March 4, 2021